Form 20-F
period 2007-12-31
Xinyuan Real Estate Co., Ltd.
filed 2008-06-13
CIK 1398453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2007.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Transition Period From                To

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-33863

XINYUAN REAL ESTATE CO., LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

27/F, China Central Place, Tower II

79 Jiangua Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing two common shares, par value US$0.0001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 148,398,102 common shares, par value US$0.0001 per share, as of December 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐            Accelerated filer  ☐            Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☑

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐

Other  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

ii

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•

“we,” “us,” “our company,” “our” or “Xinyuan” refers to Xinyuan Real Estate Co., Ltd., its predecessor entities and its subsidiaries and, in the context of describing our operations and consolidated financial data, also includes Xinyuan Real Estate, Ltd. and its subsidiaries;

•	“shares” or “common shares” refers to our common shares, par value US$0.0001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents two common shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this Form 20-F only, Taiwan, Hong Kong and Macau;

•	“GFA” refers to gross floor area. The amounts for “total GFA” in this annual report are the amounts of total saleable residential and commercial GFA and are derived on the following basis:

•	for properties that are sold, the stated GFA is based on the sales contracts relating to such property; GFA may be adjusted based on final examination upon delivery of the property;

•

for unsold properties that are completed or under construction, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and

•	for properties that are under planning, the stated GFA is based on the land grant contract and our internal projection; and

•	“RMB” or “Renminbi” refers to the legal currency of China and “US$” or “U.S. dollars” refers to the legal currency of the United States.

At present, there is no uniform standard to categorize the different types and sizes of cities in China. In this annual report, we refer to certain larger and more developed cities as Tier I and Tier II cities based on the categorization used by the CIHAF Valuation Report on Real Estate Investment in PRC Cities published by China Real Estate Business, an authoritative real estate publication in China, YUBO Media and Institute of Finance and Trade Economics of Chinese Academy of Social Sciences. Based on this approach, there are currently four Tier I cities and 35 Tier II cities in China.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 and as of December 31, 2006 and 2007.

Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. The financial statements of our PRC subsidiaries are translated into U.S. dollars, using published exchange rates in China, based on (i) year-end exchange rates for assets and liabilities and (ii) average yearly exchange rates for revenues and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information.”

We completed an initial public offering, or IPO, of 20,125,000 ADSs, each representing two common shares, in December 2007. On December 12, 2007, we listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “XIN.” The closing price of our ADSs on the NYSE as of June 10, 2008 was $7.52 per ADS.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our expectations with respect to our ability to acquire adequate suitable land use rights for future development;

•	our ability to continue to implement our business model successfully;

•	our ability to secure adequate financing for our project development;

•	our ability to successfully sell or complete our property projects under construction and planning;

•	our ability to enter into new geographic markets and expand our operations;

•	our ability to maintain strict cost control;

•	our ability to obtain permits and licenses to carry on our business;

•	competition from other real estate developers;

•	our belief with respect to market opportunities in, and growth prospects of, Tier II cities in China;

•	the expected growth of the real estate industry in China, particularly Tier II cities;

•	fluctuations in general economic and business conditions in China;

•	fluctuations in interest rates in China; and

•	PRC laws, regulations and policies relating to real estate developers and the real estate industry in China.

You should read thoroughly this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities laws.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected financial data

Our Selected Consolidated Financial Data

The following selected consolidated statement of operations and other financial data for the years ended December 31, 2004, 2005, 2006 and 2007, other than the earnings per ADS data, and the consolidated balance sheet data as of December 31, 2004, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements. Our audited consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP, and have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming on our audited consolidated financial statements for the three years ended December 31, 2005, 2006 and 2007 is included elsewhere in this annual report. The selected consolidated statement of operations data and other financial data for the year ended December 31, 2003 and the consolidated balance sheet data as of December 31, 2003 have been derived from our unaudited consolidated financial statements, which are not included in this report. Our consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item. 5 Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Years Ended December 31,
	2003	2004	2005	2006	2007
	US$	US$	US$	US$	US$
	(unaudited)
		(in thousands, except share, per share and per ADS data)
Consolidated Statements of Operations Data(1)
Total revenues	16,746	35,632	61,942	142,367	309,725
Total costs of revenues	(11,978)	(26,376)	(42,632)	(108,196)	(208,135)
Selling and distribution expenses	(1,319)	(1,604)	(2,175)	(2,996)	(10,515)
General and administrative expenses	(939)	(1,004)	(1,696)	(3,626)	(17,077)
Operating income	2,510	6,648	15,439	27,549	73,998
Net income before minority interest	1,067	3,943	9,548	16,120	45,663
Net income	1,067	3,943	9,563	16,123	45,663
Accretion of Series A convertible redeemable Preference shares	—	—	—	(942)	(2,739)
Deemed dividend(2)	—	—	—	—	(182,229)
Net income (loss) attributable to ordinary shareholders(2)	1,067	3,943	9,563	15,181	(139,305)
Earnings (loss) per share
—Basic	0.02	0.07	0.16	0.21	(1.28)
—Diluted	—	0.07	0.16	0.21	(1.28)
Shares used in computation
—Basic	60,000,000	60,000,000	60,000,000	72,694,467	108,690,267
—Diluted	60,000,000	60,000,000	60,000,000	72,694,467	108,690,267
Earnings (loss) per ADS(3)
—Basic	0.04	0.14	0.32	0.42	(2.56)
—Diluted	—	0.14	0.32	0.42	(2.56)
Other Operating Data
Number of projects launched	3	2	2	3	6
Aggregate GFA delivered (m2)	53,076	107,455	161,717	370,105	513,878

The following table presents a summary of our consolidated balance sheet data as of December 31, 2003, 2004, 2005, 2006 and 2007:

	As of December 31,
	2003	2004	2005	2006	2007
	US$	US$	US$	US$	US$
	(unaudited)
			(in thousands)
Consolidated Balance Sheet Data(1)
Cash and cash equivalents	2,822	5,249	14,929	34,914	309,315
Restricted cash	3,792	11,399	5,385	32,011	48,267
Real estate property under development (4)	24,914	47,403	64,857	106,804	388,881
Total current assets	38,294	65,121	90,357	174,426	770,347
Total assets	43,683	83,004	108,702	204,956	807,195
Total current liabilities	32,756	72,855	82,228	118,840	154,374
Long-term bank loans	9,001	3,141	7,435	12,806	137,858
Minority interest	—	22	—	—	—
Preference shares	—	—	—	22,309	—
Total shareholders’ equity	1,746	6,896	17,000	46,583	389,899

(1)	Our financial information is first prepared in RMB and then translated into U.S. dollars at (i) the following year-end exchange rates for assets and liabilities and (ii) the following average exchange rates for revenues and expenses. Capital accounts are translated at their historical exchange rates when the transactions occurred.
(2)

On November 13, 2007, the holders of the Series A convertible preference shares agreed to waive the contingent conversion option contained in the shares. The modification was deemed to be substantive and was treated for accounting purpose as an extinguishment of the Series A convertible preference shares. In connection with this, we recognized a dividend of approximately US$182.2 million to the Series A convertible preference shareholders, representing the difference between the fair value of the convertible preference shares immediately after the modification and the carrying value of the preference shares immediately prior to the modification. This deemed dividend did not affect our net income or cash flows. However, it reduced the net income attributable to ordinary shareholders and retained earnings for the year ended December 31, 2007 by the same amount.

(3)	Earnings per ADS is calculated based on each ADS representing two common shares.
(4)	Includes real estate property under development recorded under current assets and non-current assets.

	As of and for the Year Ended December 31,
	2003	2004	2005	2006	2007
Period-end US$: RMB exchange rate	8.2769	8.2765	8.0702	7.8087	7.3046
Period average US$: RMB exchange rate	8.2771	8.2766	8.1734	7.9721	7.6079

Exchange Rate Information

Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. The financial statements of our PRC subsidiaries are translated into U.S. dollars, using published exchange rates in China, based on (i) year-end exchange rates for assets and liabilities and (ii) average yearly exchange rates for revenues and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB at any particular rate, the rate stated below or at all.

The RMB is not freely convertible into foreign currency. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of the RMB into foreign exchange and through restrictions on foreign trade. Since January 1, 1994, the People’s Bank of China, or the PBOC, has set and published daily a base exchange rate with reference primarily to the supply and demand of RMB against the U.S. dollar in the market during the prior day. On July 21, 2005, the PBOC announced a reform of its exchange rate system and revalued the RMB to RMB8.11 to US$1.00. Under the reform, the RMB is no longer effectively linked to the U.S. dollar but instead is allowed to fluctuate within a narrow and managed band against a basket of foreign currencies, according to market demand and supply conditions. The PBOC announces the RMB’s closing price each day and that rate serves as the mid-point of the next day’s trading band.

The following table sets forth, for each of the periods indicated, the low, average, high and period-end noon buying rates in New York City for cable transfers, in RMB per U.S. dollar, as certified for customs purposes by the Federal Reserve Bank of New York. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of periodic reports or other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB Per US$1.00)
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9597	8.0702	7.8041
2007	7.2946	7.6058	7.8127	7.2946
December	7.2946	7.3682	7.2946	7.4120
2008
January	7.1818	7.2405	7.1818	7.2946
February	7.1115	7.1644	7.1100	7.1973
March	7.0120	7.0722	7.0105	7.1110
April	6.9870	7.0007	6.9840	7.0185
May	6.9400	6.9725	6.9377	7.0000
June (through June 10)	6.9248	6.9352	6.9230	6.9633

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

If we are unable to successfully manage our expansion into other Tier II cities, we will not be able to execute our business plan.

Historically, our business and operations have been concentrated in Zhengzhou. Since 2006, we have been expanding our residential property development operations into other Tier II cities, comprising of Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, and Suzhou and Kunshan in Jiangsu Province. We plan to expand into other Tier II cities as suitable opportunities arise. The development of real estate projects outside Zhengzhou will impose significant demands on our management and other operational resources. Moreover, we will face additional competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of these Tier II cities has its own market conditions, customer requirements and local regulations related to the real estate industry. If we are unable to successfully develop and sell projects outside Zhengzhou, our future growth may be limited and we may not generate adequate returns to cover our investments in these Tier II cities. In addition, as we expand our operations to Tier II cities with higher land prices, our costs may increase, which may lead to a decrease in our profit margin.

We require substantial capital resources to fund our land use rights acquisition and property developments, which may not be available.

Property development is capital intensive. To date, we have funded our projects primarily through bank borrowings, shareholder loans, proceeds from sales and pre-sales of our properties and proceeds from issuance of equity and debt securities. Our ability to secure sufficient financing for land use rights acquisition and property development depends on a number of factors that are beyond our control, including market conditions in the capital markets, investors’ perception of our securities, lenders’ perceptions of our creditworthiness, the PRC economy and the PRC government regulations that affect the availability and cost of financing for real estate companies.

Various PRC regulations restrict our ability to raise capital through external financing and other methods, including, without limitation, the following:

•	we cannot pre-sell uncompleted residential units in a project prior to achieving certain development milestones specified in related regulations;

•	PRC banks are prohibited from extending loans to real estate companies to fund the purchase of land use rights;

•	we cannot borrow from a PRC bank for a particular project unless we fund at least 35% of the total investment amount of that project from our own capital;

•	we cannot borrow from a PRC bank for a particular project if we do not obtain the land use rights certificate for that project;

•	property developers are strictly restricted from using the proceeds from a loan obtained from a local bank to fund property developments outside the region where that bank is located; and

•	PRC banks are prohibited from accepting properties that have been vacant for more than three years as collateral for loans.

In addition, the PBOC has increased the reserve requirement ratio for commercial banks several times since July 5, 2006, raising it from 7.5% as of that date to the current 16.5%. Furthermore, in accordance with the PBOC’s announcement on June 7, 2008, the reserve requirement ratio for commercial banks will be increased to 17.5% as of June 25, 2008. The reserve requirement ratio refers to the amount of funds that banks must hold in reserve against deposits made by their customers. These increases in the reserve requirement ratio have reduced the amount of commercial bank credit available to businesses in China, including us.

The PRC government may introduce other measures that limit our access to additional capital. On July 10, 2007, the State Administration of Foreign Exchange, or SAFE, issued a circular restricting a foreign invested property developer’s ability to raise capital through foreign debt, if such developer is established after June 1, 2007 or increases its registered capital after June 1, 2007. We cannot assure you that we will be able to obtain sufficient funding to finance intended purchases of land use rights, develop future projects or meet other capital needs as and when required at a commercially reasonable cost or at all. Failure to obtain adequate funding at a commercially reasonable cost may limit our ability to commence new projects or to continue the development of existing projects or may increase our borrowing costs.

We may be unable to acquire desired development sites at commercially reasonable costs.

Our revenue depends on the completion and sale of our projects, which in turn depends on our ability to acquire development sites. Our land use rights costs are a major component of our cost of real estate sales and increases in such costs could diminish our gross margin. In China, the PRC government controls the supply of land and regulates land sales and transfers in the secondary market. As a result, the policies of the PRC government, including those related to land supply and urban planning, affect our ability to acquire, and our costs of acquiring, land use rights for our projects. In recent years, the government has introduced various measures attempting to moderate investment in the property market in China. Although we believe that these measures are generally targeted at the luxury property market and speculative purchases of land and properties, we cannot assure you that the PRC government will not introduce other measures in the future that adversely affect our ability to obtain land for development. We currently acquire our development sites primarily by bidding for government land. Under current regulations, land use rights acquired from government authorities for commercial and residential development purposes must be purchased through a public tender, auction or listing-for-sale. Competition in these bidding processes has resulted in higher land use rights costs for us. Land use rights costs as a percentage of our cost of revenue have increased from 22.8% in 2004 to 30.0% in 2006. For the year ended December 31, 2007, land use rights costs as a percentage of our cost of revenue was 47.1%. We expect that our land use rights costs may continue to increase in the future, which may lead to a decrease in our profit margin. In addition, we may not successfully obtain desired development sites due to the increasingly intense competition in the bidding processes. We may also need to acquire land use rights through acquisition, which could increase our costs. Moreover, the supply of potential development sites in any given city will diminish over time and we may find it increasingly difficult to identify and acquire attractive development sites at commercially reasonable costs in the future.

Our current debt indentures contain certain financial and operating covenants that restrict our ability to pay dividends, raise further debt and take other corporate actions.

In April 2007, we issued US$75 million of floating rate notes and US$25 million of convertible notes and entered into related indentures. These indentures contain a number of significant restrictive covenants. These covenants restrict, among other things, our ability and the ability of our subsidiaries to incur additional debt or guarantee, make restricted payments, pay dividends or distributions on our or our subsidiaries’ capital stock, repurchase our or our subsidiaries’ capital stock, pay subordinated indebtedness, make or repay inter-company loans or advances or sell or transfer property or assets, sell our subsidiaries’ capital stock, enter into non-ordinary course business transactions, sell assets, make investments, merge or consolidate with another company, and engage in any business other than related businesses.

As a result of the foregoing, our ability to pay dividends or other distributions on our common shares and the ADSs may be limited. These covenants may also restrict our ability to raise additional capital in the future through bank borrowings and debt and equity issuances or to engage in some transactions that we expect to be of benefit to us.

Our floating rate notes and convertible notes are secured by the mortgage of our shares in our wholly owned Cayman subsidiary, which indirectly holds all of our assets and operations in China. If we default under the notes, the holders may enforce their claims against these shares to satisfy our obligations to them. In such an event, the holders of our notes could gain ownership of the shares of our wholly owned Cayman subsidiary and as a result, own and control all of our subsidiaries in China. We conduct substantially all of our operations in China and all of our assets are located in China and if we default under the notes, we would lose control or ownership of our assets and operations in China and there may be no assets remaining from which your claims could be satisfied. In addition, our floating rate notes and convertible notes are also secured by (i) the pledge of all of the Cayman subsidiary’s shares in Xinyuan (China) Real Estate, Ltd., or Xinyuan China and (ii) the pledge of a loan from the Cayman subsidiary to Xinyuan China.

We provide guarantees for the mortgage loans of our customers which expose us to risks of default by our customers.

We pre-sell properties before actual completion and, in accordance with industry practice, our customers’ mortgage banks require us to guarantee our customers’ mortgage loans. Typically, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total mortgage loan amount until the completion of the registration of the mortgage with the relevant mortgage registration authorities, which generally occurs within six to 12 months after the purchasers take possession of the relevant properties. In line with what we believe to be industry practice, we rely on the credit evaluation conducted by mortgagee banks and do not conduct our own independent credit checks on our customers. The mortgagee banks typically require us to maintain, as restricted cash, 3% to 10% of the mortgage proceeds paid to us as security for our obligations under such guarantees. If a purchaser defaults on its payment obligations during the term of our guarantee, the mortgagee bank may deduct the delinquent mortgage payment from the security deposit. If the delinquent mortgage payments exceed the security deposit, the banks may require us to pay the excess amount. If multiple purchasers default on their payment obligations at around the same time, we will be required to make significant payments to the banks to satisfy our guarantee obligations. Factors such as a significant decrease in housing prices, increase in interest rates or the occurrence of natural catastrophes, among others, could result in a purchaser defaulting on its mortgage payment obligations. If we are unable to resell the properties underlying defaulted mortgages on a timely basis or at prices higher than the amounts of our guarantees and related expenses, we will suffer financial losses. For the six years ended December 31, 2007, we experienced certain defaults on mortgage loans by our customers in an aggregate principal amount of RMB1.9 million (US$236,760).

As of December 31, 2004, 2005, 2006 and 2007, our outstanding guarantees in respect of our customers’ mortgage loans amounted to US$17.8 million, US$37.9 million, US$62.4 million and US$209.6 million, respectively. If substantial defaults by our customers occur and we are called upon to honor our guarantees, our financial condition and results of operations will be materially adversely affected.

Our level of indebtedness could have an adverse effect on our financial condition, diminish our ability to raise additional capital to fund our operations and limit our ability to explore business opportunities.

As of December 31, 2007, the outstanding balance of our total indebtedness amounted to US$278.9 million. Our level of indebtedness could have an adverse effect on us. For example, it could:

•

require us to dedicate a large portion of our cash flow from operations to fund payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	increase our vulnerability to adverse general economic or industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

•	limit our ability to raise additional debt or equity capital in the future or increase the cost of such funding;

•	restrict us from making strategic acquisitions or exploring business opportunities; and

•	make it more difficult for us to satisfy our obligations with respect to our debt.

Our financing costs are subject to changes in interest rates.

The rate of interest payable on our floating rate notes varies according to the six-month LIBOR. In addition, the rates of our long-term bank loans are adjustable based on the range of 95% to 135% of the PBOC benchmark rate. As of December 31, 2007, the principal amount of our aggregate outstanding variable rate debt was US$212.9 million. A hypothetical 1% increase in annual interest rates would increase our interest expenses by US$2.1 million based on our debt level at December 31, 2007.

We rely on third-party contractors.

Substantially all of our project construction and related work are outsourced to third-party contractors. We are exposed to risks that the performance of our contractors may not meet our standards or specifications. Negligence or poor work quality by any contractors may result in defects in our buildings or residential units, which could in turn cause us to suffer financial losses, harm our reputation or expose us to third-party claims. We work with multiple contractors on different projects and we cannot guarantee that we can effectively monitor their work at all times. Although our construction and other contracts contain provisions designed to protect us, we may be unable to successfully enforce these rights and, even if we are able to successfully enforce these rights, the third-party contractor may not have sufficient financial resources to compensate us. Moreover, the contractors may undertake projects from other property developers, engage in risky undertakings or encounter financial or other difficulties, such as supply shortages, labor disputes or work accidents, which may cause delays in the completion of our property projects or increases in our costs.

We may be unable to complete our property developments on time or at all.

The progress and costs for a development project can be adversely affected by many factors, including, without limitation:

•	delays in obtaining necessary licenses, permits or approvals from government agencies or authorities;

•	shortages of materials, equipment, contractors and skilled labor;

•	disputes with our third-party contractors;

•	failure by our third-party contractors to comply with our designs, specifications or standards;

•	difficult geological situations or other geotechnical issues;

•	onsite labor disputes or work accidents; and

•	natural catastrophes or adverse weather conditions.

Any construction delays, or failure to complete a project according to our planned specifications or budget, may delay our property sales, which could harm our revenues, cash flows and our reputation.

Under PRC laws and regulations and our pre-sale contracts, we are required to compensate purchasers for late delivery or failure to complete our pre-sold units. For the six years ended December 31, 2007, we paid an aggregate amount of RMB1.4 million (US$166,710) of compensation to our customers due to late delivery. If the delay extends beyond the contractually specified period, the purchasers may become entitled to terminate the pre-sale contracts and claim damages. Proceeds from pre-sale of our properties are an important source of financing for our property developments. Under PRC laws, we are not permitted to commence pre-sales until we have completed certain stages of the construction process for a project. Consequently, a significant delay in the construction of a project could restrict our ability to pre-sell our properties, which could extend the recovery period for our capital outlay. This, in turn, could have an adverse effect on our cash flow, business and financial position.

In May 2008, a major earthquake and aftershocks struck Sichuan province in southwestern China. The epicenter was approximately 80 kilometers from Chengdu, where we have two development projects. Although these projects did not suffer structural damage from the earthquake, we did experience a disruption of construction activities. Even though construction resumed in late May 2008, we may experience a slowdown in construction schedules and delay in pre-sale activities with respect to these projects. Furthermore, if there is a limitation in the general availability of labor and materials in China that we require to complete the construction of our projects because they are also required for the redevelopment of property damaged or destroyed by the earthquake, we may experience further delays in the construction of our projects in Chengdu, and other cities in China. Market uncertainties resulting from the earthquake, further aftershocks in Sichuan, or a significant earthquake in any of the cities in which we have projects could severely disrupt our construction schedules, delay our pre-sale activities, and thus have a material adverse effect on our cash flow, business and financial condition, results of operations and prospects.

Changes of laws and regulations with respect to pre-sales may adversely affect our cash flow position and performance.

We depend on cash flows from pre-sale of properties as an important source of funding for our property projects and servicing our indebtedness. Under current PRC laws and regulations, property developers must fulfill certain conditions before they can commence pre-sale of the relevant properties and may only use pre-sale proceeds to finance the construction of the specific developments. On August 5, 2005, PBOC issued a report entitled “2004 Real Estate Financing Report,” in which it recommended that the practice of pre-selling uncompleted properties be discontinued because, according to the report, such activity creates significant market risks and generates transactional irregularities. This and other PBOC recommendations have not been adopted by the PRC government and have no enforceability. However, there can be no assurance that the PRC government will not ban the practice of pre-selling uncompleted properties or implement further restrictions on the pre-sale of properties, such as imposing additional conditions for a pre-sale permit or further restrictions on the use of pre-sale proceeds. Any such measure will adversely affect our cash flow position and force us to seek alternative sources of funding for much of our property development business.

Our results of operations may fluctuate from period to period.

Our results of operations tend to fluctuate from period to period. The number of properties that we can develop or complete during any particular period is limited due to the substantial capital required for land acquisition and construction, as well as the lengthy development periods required before positive cash flows may be generated. In addition, several properties that we have developed or that are under development are large scale and are developed in multiple phases over the course of one to several years. The selling prices of the residential units in larger scale property developments tend to change over time, which may impact our sales proceeds and, accordingly, our revenues for any given period.

The recognition of our real estate revenue and costs relies upon our estimation of total project sales value and costs.

We recognize our real estate revenue based on the full accrual method and the percentage of completion method depending on the estimated project construction period. Under both methods, revenue and costs are calculated based on an estimation of total project costs and total project revenue, which are revised on a regular basis as the work progresses. Any material deviation between actual and estimated total project sales and costs may result in an increase, a reduction or an elimination of reported revenues or costs from period to period, which will affect our net income.

We may be required to pay additional corporate income taxes in China.

Based on the current levy method applied by the Zhengzhou local tax bureau, our subsidiaries in Zhengzhou are paying corporate income tax, or CIT, on a deemed profit basis, where taxable income is deemed to be 12% or 14% of cash receipts, regardless of actual income generated in that year. According to PRC tax regulations, the deemed profit basis should only be applicable to companies that are unable to keep accounting books or whose accounts are incomplete and inaccurate. These circumstances do not apply to us and, accordingly, we may be subject to CIT on our actual taxable income. We have made provision for the full amount of applicable CIT calculated in accordance with the relevant PRC tax laws and regulations, but we pay CIT each year as required by the local tax authorities. We cannot guarantee that we will not be required to pay additional taxes in accordance with the PRC tax laws and regulations or that our accrued deferred tax liabilities will be sufficient to cover any additional CIT payments we will be required to pay in the future with respect to past financial periods.

Dividends we receive from our PRC subsidiaries located in the PRC may be subject to PRC withholding tax.

The newly enacted PRC Corporate Income Tax Law, or the CIT Law, and the Implementation for the CIT Law issued by the PRC State Council, became effective as of January 1, 2008. The CIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the Implementation for the CIT Law. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our PRC subsidiaries. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the CIT Law. If we are required under the CIT Law to pay income tax for any dividends we receive from our PRC subsidiaries, it will materially and adversely affect the amount of dividends received by us from our PRC subsidiaries.

We may be deemed a PRC resident enterprise under the CIT Law and be subject to the PRC taxation on our worldwide income.

The CIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for the CIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new CIT Law to a PRC resident recipient.

Dividends payable by us to our foreign investors and gain on the sale of our ADSs may become subject to taxes under PRC tax laws.

Under the Implementation for the CIT Law, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ADSs, or the gain you may realize from the transfer of our ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the Implementation for the CIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ADSs, the value of your investment in our ADSs may be materially and adversely affected.

The relevant PRC tax authorities may challenge the basis on which we have been paying our land appreciation tax obligations and our results of operations and cash flows may be affected.

Under PRC laws and regulations, our PRC subsidiaries engaging in property development are subject to land appreciation tax, or LAT, which is levied by the local tax authorities. All taxable gains from the sale or transfer of land use rights, buildings and their attached facilities in the PRC are subject to LAT at progressive rates ranging from 30% to 60%. Exemptions are available for the sale of ordinary residential properties if the appreciation values do not exceed certain thresholds specified in the relevant tax laws. Gains from the sale of commercial properties are not eligible for this exemption.

The Zhengzhou city local tax authority did not impose the LAT on real estate companies until September 2004. Since September 2004, it has levied the LAT at the rates of 0.8% or 1% against total cash receipts from our sales of our residential properties and certain retail premises located in our developments, respectively, rather than according to the progressive rates. Accordingly we recognized LAT in prior years as an expense based on the rate of 0.8% or 1%, as applicable, of cash receipts imposed by the local tax authority. On December 28, 2006, the State Administration of Taxation issued the Notice on Administration of the Settlement of Land Appreciation Tax of Property Development Enterprises, or the LAT Notice, which became effective on February 1, 2007. The LAT Notice sets forth, among other things, methods of calculating LAT and a time frame for settlement of LAT. We have accrued all LAT payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws, less amounts previously paid under the levy method applied by relevant local tax authorities. However, provisioning for LAT requires our management to use a significant amount of judgment with respect to, among other things, the anticipated total proceeds to be derived from the sale of the entire phase of the project or the entire project, the total appreciation of land value and the various deductible items. If the LAT provisions we have made are substantially lower than the actual LAT amounts assessed by the tax authorities in the future, our results of operations and cash flows will be materially and adversely affected.

We rely on our key management members.

We depend on the services provided by key management members. Competition for management talent is intense in the property development sector. In particular, we are highly dependent on Mr. Yong Zhang, our founder, Chairman and Chief Executive Officer, Mr. Longgen Zhang, our Chief Financial Officer and Ms. Yuyan Yang, our co-founder and Chief Operating Officer. We do not maintain key employee insurance. In the event that we lose the services of any key management member, we may be unable to identify and recruit suitable successors in a timely manner or at all, which will adversely affect our business and operations. Moreover, we need to employ and retain more management personnel to support our expansion into other Tier II cities on a much larger geographical scale. If we cannot attract and retain suitable human resources, especially at the management level, our business and future growth will be adversely affected.

Grants of employee share options and other share-based compensation could adversely affect our net income.

In August 2007, we adopted an equity incentive plan for our directors, management, employees, consultants and employees of our equity investee under which we granted share options awards for the purchase of up to 6,802,495 common shares. In November 2007, we adopted a long term incentive plan for our directors, management, key employees and employees of our equity investee under which we are authorized to grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10 million common shares. As a result of the grant of options and awards under these plans, we have incurred share-based compensation expenses and expect to do so in future periods. We may adopt additional equity incentive plans in the future. We have adopted Statement of Financial Accounting Standard No. 123(R) “Share-Based Compensation,” which requires us to account for compensation costs for all stock-based awards using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with U.S. GAAP, which may reduce our net income.

Increases in the price of raw materials may increase our cost of sales and reduce our earnings.

Our third-party contractors are responsible for procuring almost all of the raw materials used in our project developments. Our construction contracts typically provide for fixed or capped payments, but the payments are subject to changes in government-suggested steel prices. The increase in steel prices could result in an increase in our construction cost. In 2007, for instance, the average price of steel increased approximately 26%, which in turn increased our cost. In addition, the increases in the price of raw materials, such as cement, concrete blocks and bricks, in the long run could be passed on to us by our contractors, which will increase our construction cost. The price of raw materials may also increase due to their increased demand resulting from the rebuilding efforts following the earthquake that struck Sichuan Province in May 2008. Any such cost increase could reduce our earnings to the extent we are unable to pass these increased costs to our customers.

If we do not maintain good relationships with our joint venture partners, our results of operations may be adversely affected.

One of our project companies, Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., or Jiantou Xinyuan, is a joint venture established under PRC law. We hold a 45% equity interest in Jiantou Xinyuan, with 50% held by Zhengzhou General Construction Investment Company and the remaining 5% held by Zhengzhou Jiantou Project Consulting Co., Ltd. As of the date of this annual report, Jiantou Xinyuan has completed International City Garden I and City Mansion, is in the process of developing International City Garden II, International Plaza and Yingcai Project, and plans to develop two other projects with land acquired on April 18, 2008. Please refer to “Item 4. Information on the Company—B. Business Overview—Recent Developments.” These seven projects have an aggregate GFA of 765,798 square meters. We hold only a minority interest in Jiantou Xinyuan and do not have full control over its operations. We may not be able to control the quality of products produced by Jiantou Xinyuan. Under the joint venture contract, we and other shareholders agree to share the profits according to our respective equity interests in Jiantou Xinyuan, but we require the consent of our joint venture partners before we can cause the joint ventures to distribute profits to the shareholders, including us. Furthermore, our joint venture partners and the joint venture themselves may hold different views or have different interests from ours, and therefore may compete in the same market with us, in which case our interest and future development may be materially adversely affected.

If we do not maintain good relationships with our institutional shareholders, our business and operations may be adversely affected.

Our institutional shareholders, Blue Ridge China Partners, L.P., or Blue Ridge China and EI Fund II China, LLC, or Equity International, have substantial ownership of our shares. As of December 31, 2007, Blue Ridge China owns 18.80% of our outstanding share capital and Equity International owns 12.54% of our outstanding share capital. Each of Blue Ridge China and Equity International has appointed one director to our board. With this substantial ownership, our institutional shareholders may be able to successfully oppose certain shareholder actions even if they are supported by our principals, Mr. Yong Zhang and his spouse, Ms. Yuyan Yang, who beneficially own 40.43% of our outstanding share capital, including actions related to mergers and consolidations and other significant corporate actions which would be important to our ability to conduct business. Since our IPO, Blue Ridge China and Equity International no longer have any rights to appoint directors to our board however, the two directors designated by them (Yue (Justin) Tang and Christopher J. Fiegen) are and will continue to be directors of our company until their resignation or removal. The two directors have memberships on various committees established under our board of directors, including our compensation committee and corporate governance and nominating committee. In the event we do not maintain good relationships with our institutional shareholders, one or both of these two directors may decide to resign from their memberships, in which case we would have vacancies on our board of directors and certain committees. If we were not able to fill these vacancies in a timely manner, it may impact the operations of our company and our corporate governance procedures. If we do not maintain a good relationship with either Blue Ridge China or Equity International, certain actions taken by our other shareholders may be successfully opposed, our corporate governance procedures may be weakened and our business operations may be adversely affected.

We are a holding company that depends on dividend payments from our subsidiaries for funding.

We are a holding company established in the Cayman Islands and operate all of our business and operations through our subsidiaries in China. Therefore, our ability to pay dividends to our shareholders and to service our indebtedness depends upon dividends that we receive from our subsidiaries in China. If our subsidiaries incur indebtedness or losses, such indebtedness or loss may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness will be restricted. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reaches 50.0% of its respective registered capital. As of December 31, 2007, our statutory reserves amounted to US$12.1 million, and our accumulated deficit amounted to US$123.7 million. Our statutory reserves are not distributable as cash dividends. The indentures for our floating rate notes and convertible notes contain restrictions on our subsidiaries’ ability to pay dividends. In addition, restrictive covenants in bank credit facilities, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to make contributions to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Any unauthorized use of our brand or trademark may adversely affect our business.

We own trademarks for “ ,” in the form of Chinese characters and our company logo. We rely on the PRC intellectual property and anti-unfair competition laws and contractual restrictions to protect brand name and trademarks. We believe our brand, trademarks and other intellectual property rights are important to our success. Any unauthorized use of our brand, trademarks and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States or the Cayman Islands, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, our reputation may be harmed and our business may be adversely affected.

We may be subject to additional payments of statutory employee benefits.

According to PRC central government and local regulations, we are required to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance for all employees, to designated government agents. We pay statutory employee benefits based on the local government pre-set contribution ratio, while we accrue provisions for unpaid employee benefits based on relevant central government regulations. We cannot be certain that such accrued amount will be sufficient to meet any additional employee benefits payments that we are required to pay in the future. In addition, we have underpaid certain employee benefits based on the local government pre-set ratio in the past. We may need to settle the underpaid amount plus late payment interest, and may also be subject to fines or penalties for the underpayment, which may have a material adverse effect on our financial condition.

We do not have insurance to cover potential losses and claims.

We do not have insurance coverage against potential losses or damages with respect to our properties before their delivery to customers, nor do we maintain insurance coverage against liability from tortious acts or other personal injuries on our project sites. Although we require our contractors to carry insurance, we believe most of our contractors do not comply with this requirement. Our contractors may not be sufficiently insured themselves or have the financial ability to absorb any losses that arise with respect to our projects or pay our claims. In addition, there are certain types of losses, such as losses due to earthquakes, which are currently uninsurable in China. While we believe that our practice is in line with the general practice in the PRC property development industry, there may be instances when we will have to internalize losses, damages and liabilities because of the lack of insurance coverage, which may in turn adversely affect our financial condition and results of operations.

We may fail to obtain, or may experience material delays in obtaining necessary government approvals for any major property development, which will adversely affect our business.

The real estate industry is strictly regulated by the PRC government. Property developers in China must abide by various laws and regulations, including implementation rules promulgated by local governments to enforce these laws and regulations. Before commencing, and during the course of, development of a property project, we need to apply for various licenses, permits, certificates and approvals, including land use rights certificates, construction site planning permits, construction work planning permits, construction permits, pre-sale permits and completion acceptance certificates. We need to satisfy various requirements to obtain these certificates and permits. To date, we have not encountered serious delays or difficulties in the process of applying for these certificates and permits, but we cannot guarantee that we will not encounter serious delays or difficulties in the future. In the event that we fail to obtain the necessary governmental approvals for any of our major property projects, or a serious delay occurs in the government’s examination and approval progress, we may not be able to maintain our development schedule and our business and cash flows may be adversely affected.

We may forfeit land to the PRC government if we fail to comply with procedural requirements applicable to land grants from the government or the terms of the land use rights grant contracts.

According to the relevant PRC regulations, if we fail to develop a property project according to the terms of the land use rights grant contract, including those relating to the payment of land premiums, specified use of the land and the time for commencement and completion of the property development, the PRC government may issue a warning, may impose a penalty or may order us to forfeit the land. Specifically, under current PRC law, if we fail to commence development within one year after the commencement date stipulated in the land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us and impose an idle land fee on the land of up to 20% of the land premium. If we fail to commence development within two years, the land will be subject to forfeiture to the PRC government, unless the delay in development is caused by government actions or force majeure. Even if the commencement of the land development is compliant with the land use rights grant contract, if the developed GFA on the land is less than one-third of the total GFA of the project or the total capital invested is less than one-fourth of the total investment of the project and the suspension of the development of the land continues for more than one year without government approval, the land will also be treated as idle land and be subject to penalty or forfeiture. We cannot assure you that circumstances leading to significant delays in our development schedule or forfeiture of land will not arise in the future. If we forfeit land, we will not only lose the opportunity to develop the property projects on such land, but may also lose all past investments in such land, including land premiums paid and development costs incurred.

Any non-compliant GFA of our uncompleted and future property developments will be subject to governmental approval and additional payments.

The local government authorities inspect property developments after their completion and issue the completion acceptance certificates if the developments are in compliance with the relevant laws and regulations. If the total constructed GFA of a property development exceeds the GFA originally authorized in the relevant land grant contracts or construction permit, or if the completed property contains built-up areas that do not conform with the plan authorized by the construction permit, the property developer may be required to pay additional amounts or take corrective actions with respect to such non-compliant GFA before a completion acceptance certificate can be issued to the property development.

We have obtained completion acceptance certificates for all of our completed properties as of December 31, 2007. However, we cannot be certain that local government authorities will not find the total constructed GFA upon completion of our existing projects under development or any future property developments to exceed the relevant authorized GFA. Any such non-compliance could lead to additional payments or penalty, which would adversely affect our financial condition.

We may not be able to continue obtaining qualification certificates, which will adversely affect our business.

Real estate developers in the PRC must obtain a formal qualification certificate in order to carry on a property development business in the PRC. According to the PRC regulations on qualification of property developers issued in 2000, a newly established property developer must first apply for a temporary qualification certificate with a one-year validity, which can be renewed for not more than two years. If, however, the newly established property developer fails to commence a property development project within the one-year period during which the temporary qualification certificate is in effect, it will not be allowed to renew its temporary qualification certificate. All qualification certificates are subject to renewal on an annual basis. Under government regulations, developers must fulfill all statutory requirements before they may obtain or renew their qualification certificates. In accordance with the provisions of the rules on the administration of qualifications, the real estate developer qualifications are classified into four classes and the approval system for each class is tiered. The approval for Class I Qualification is subject to examination by the construction authority under the State Council, that is, the central government, and the procedure for approval of developers for Class II Qualification or lower qualifications is administered by the construction authorities at the provincial-level of government. A real estate developer may only engage in the development and sale of real estate within its approved scope of business. For instance, a Class I developer is not restricted to the scale of real estate projects to be developed and may undertake real estate development projects anywhere in the country, while a Class II or below developer may undertake projects with construction area of less than 250,000 square meters per project. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Qualifications of Developer.”

There can be no assurance that some of our project companies that are in the process of applying for proper qualification certificates will be able to obtain such certificates timely to commence their planned real estate projects development on schedule. There can be no further assurance that we and our project companies will continue to be able to extend or renew the qualification certificates or be able to successfully upgrade the current qualification class to a higher qualification. If we or our project companies are unable to obtain or renew qualification certificates, the PRC government will refuse to issue pre-sale and other permits necessary for the conduct of the property development business, and our results of operations, financial condition and cash flows will be adversely affected.

Our failure to assist our customers in applying for property ownership certificates in a timely manner may lead to compensatory liabilities to our customers.

We are required to meet various requirements within 90 days after delivery of property, or such other period contracted with our customers, in order for our customers to apply for their property ownership certificates, including passing various governmental clearances, formalities and procedures. Under our sales contract, we are liable for any delay in the submission of the required documents as a result of our failure to meet such requirements, and are required to compensate our customers for delays. In the case of serious delays on one or more property projects, we may be required to pay significant compensation to our customers and our reputation may be adversely affected.

We may become involved in legal and other proceedings from time to time and may suffer significant liabilities or other losses as a result.

We have in the past, and may in future, become involved in disputes with various parties relating to the acquisition of land use rights, the development and sale of our properties or other aspects of our business and operations. These disputes may lead to legal or other proceedings and may result in substantial costs and diversion of resources and management’s attention. For example, our acquisition and development of a site in Zhengzhou in 2004 was delayed because the vendor failed to transfer the land use rights to us as agreed under our contract, despite a deposit we paid. We brought legal proceedings against the vendor to enforce our rights, which were finally determined in our favor in November 2006. Disputes and legal and other proceedings may require substantial time and expense to resolve, which could divert valuable resources, such as management time and working capital, delay our planned projects and increase our costs. Third parties that are found liable to us may not have the resources to compensate us for our incurred costs and damages. We could also be required to pay significant costs and damages if we do not prevail in any such disputes or proceedings. In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings and unfavorable decrees that result in pecuniary liabilities and cause delays to our property developments.

We are subject to potential environmental liability.

We are subject to a variety of laws and regulations concerning the protection of health and the environment. The particular environmental laws and regulations that apply to any given development site vary significantly according to the site’s location and environmental condition, the present and former uses of the site and the nature of the adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs and can prohibit or severely restrict project development activity in environmentally-sensitive regions or areas. Although the environmental investigations conducted by local environmental authorities have not revealed any environmental liability that we believe would have a material adverse effect on our business, financial condition or results of operations to date, it is possible that these investigations did not reveal all environmental liabilities and that there are material environmental liabilities of which we are unaware. We cannot assure you that future environmental investigations will not reveal material environmental liability. Also, we cannot assure you that the PRC government will not change the existing laws and regulations or impose additional or stricter laws or regulations, the compliance of which may cause us to incur significant capital expenditure. See “Item 4. Information on the Company—B. Business Overview—Environmental Matters.”

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting. Due to a transition period established by the rules of the SEC, we are currently not required to comply with these rules and regulations. When we are required to comply, our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified or adverse if it believes that the design or implementation of our internal controls is not effective, or if it interprets the relevant requirements differently from us.

Historically, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We have been improving our internal controls over financial reporting. For example, during 2007, we identified a material weakness in our internal controls over financial reporting related to a lack of sufficient qualified financial reporting and accounting personnel to fulfill U.S. GAAP closing and reporting requirements. In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2007, our auditors recommended that we hire more staff with such qualification and our key accounting personnel be provided with training on the application of U.S. GAAP to improve the quality of our financial reporting. Based on such recommendation, we have hired additional staff with U.S. GAAP experience. We plan to complete a review of our internal controls and remedy any weaknesses or deficiencies in time to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

Risk Relating to the Residential Property Industry in China

The PRC government may adopt further measures to curtail the overheating of the property sector.

Along with the economic growth in China, investments in the property sectors have increased significantly in the past few years. In response to concerns over the scale of the increase in property investments, the PRC government has introduced policies to curtail property development. We believe the following regulations and policies, among others, significantly affect the property industry in China.

In July 2006, the Ministry of Housing and Urban-Rural Development, or MOHURD (formerly known as the Ministry of Construction), the National Development and Reform Commission, or NDRC, PBOC, the State Administration for Industry and Commerce, or SAIC, and SAFE issued Opinions on Regulating the Entry and Administration of Foreign Investment in Real Property Market, which impose significant requirements on foreign investment in the PRC real estate sector. For instance, these opinions set forth requirements of registered capital of a foreign invested real property enterprise as well as thresholds for a foreign invested real property enterprise to borrow domestic or overseas loans. In addition, since June 2007, a foreign invested real property enterprise approved by local authorities is required to file such approvals with the Ministry of Commerce, or MOFCOM. We cannot assure you that any foreign invested real property enterprise that we establish, or whose registered capital we increase after June 2007 will be able to complete the filing with the MOFCOM.

In September 2007, PBOC and China Banking Regulatory Commission issued the Circular on Strengthening the Management of Commercial Real Estate Credit Facilities, which increased the minimum down payment for any purchase of second or subsequent residential property to 40% of the purchase price if the purchaser had obtained a bank loan to finance the purchase of his or her first property. On December 5, 2007, this circular further supplemented that if a family member (including the purchaser and his / her spouse and their children under 18) has financed the purchase of a residential property with bank loans from banks, any member of the family that purchases another residential property will be regarded as a second-time property purchaser.

On October 31, 2007, the MOFCOM and the NDRC, jointly issued the Catalogue of Industries for Guiding Foreign Investment, which took effect on December 1, 2007, restricting the construction and operation of high-end residential and commercial properties by sino-foreign and other foreign investment entities. In addition, the development and construction of ordinary residential properties was removed from the “encouraged” category of investment, but continue to be a permitted type of investment.

The PRC government’s restrictive regulations and measures to curtail the overheating of the property sector could increase our operating costs in adapting to these regulations and measures, limit our access to capital resources or even restrict our business operations. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures, which could further slow down property development in China and adversely affect our business and prospects.

We are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage.

The residential property industry in the PRC is still in a relatively early stage of development. Although demand for residential property in the PRC has been growing rapidly in recent years, such growth is often coupled with volatility in market conditions and fluctuation in property prices. It is extremely difficult to predict how much and when demand will develop, as many social, political, economic, legal and other factors, most of which are beyond our control, may affect the development of the market. The level of uncertainty is increased by the limited availability of accurate financial and market information as well as the overall low level of transparency in the PRC, especially in Tier II cities which have lagged in progress in these aspects when compared to Tier I cities.

The lack of a liquid secondary market for residential property may discourage investors from acquiring new properties. The limited amount of property mortgage financing available to PRC individuals may further inhibit demand for residential developments.

We face intense competition from other real estate developers.

The property industry in the PRC is highly competitive. In the Tier II cities we focus on, local and regional property developers are our major competitors, and an increasing number of large state-owned and private national property developers have started entering these markets. Many of our competitors, especially the state-owned and private national property developers, are well capitalized and have greater financial, marketing and other resources than we have. Some also have larger land banks, greater economies of scale, broader name recognition, a longer track record and more established relationships in certain markets. In addition, the PRC government’s recent measures designed to reduce land supply further increased competition for land among property developers.

Competition among property developers may result in increased costs for the acquisition of land for development, increased costs for raw materials, shortages of skilled contractors, oversupply of properties, decrease in property prices in certain parts of the PRC, a slowdown in the rate at which new property developments will be approved and/or reviewed by the relevant government authorities and an increase in administrative costs for hiring or retaining qualified personnel, any of which may adversely affect our business and financial condition. Furthermore, property developers that are better capitalized than we are may be more competitive in acquiring land through the auction process. If we cannot respond to changes in market conditions as promptly and effectively as our competitors, or effectively compete for land acquisition through the auction systems and acquire other factors of production, our business and financial condition will be adversely affected.

In addition, risk of property over-supply is increasing in parts of China, where property investment, trading and speculation have become overly active. We are exposed to the risk that in the event of actual or perceived over-supply, property prices may fall drastically, and our revenue and profitability will be adversely affected.

Our sales will be affected if mortgage financing becomes more costly or otherwise becomes less attractive.

Substantially all purchasers of our residential properties rely on mortgages to fund their purchases. An increase in interest rates may significantly increase the cost of mortgage financing, thus affecting the affordability of residential properties. From March 2007 to May 2008, the PBOC raised the lending rates for loans with a term of over five years five times. The benchmark lending rate for loans with a term of over five years, which affects mortgage rates, has been increased to 7.83%. The PRC government and commercial banks may also increase the down payment requirement, impose other conditions or otherwise change the regulatory framework in a manner that would make mortgage financing unavailable or unattractive to potential property purchasers. Under current PRC laws and regulations, purchasers of residential properties generally must pay at least 20% of the purchase price of the properties before they can finance their purchases through mortgages. In May 2006, the PRC government increased the minimum amount of down payment to 30% of the purchase price of the underlying property if such property has a unit GFA of 90 square meters or more. In September 2007, the minimum down payment for any purchase of second or subsequent residential property was increased to 40% of the purchase price if the purchaser had obtained a bank loan to finance the purchase of his or her first property. Moreover, the interest rate for bank loans of such purchase shall not be less than 110% of the PBOC benchmark rate of the same term and category. For further purchases of properties, there would be upward adjustments on the minimum down payment and interest rate for any bank loan. In addition, mortgagee banks may not lend to any individual borrower if the monthly repayment of the anticipated mortgage loan would exceed 50% of the individual borrower’s monthly income or if the total debt service of the individual borrower would exceed 55% of such individual’s monthly income. If the availability or attractiveness of mortgage financing is reduced or limited, many of our prospective customers may not be able to purchase our properties and, as a result, our business, liquidity and results of operations could be adversely affected.

In line with industry practice, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total amount of mortgage loans. Such guarantees expire upon the completion of the registration of the mortgage with the relevant mortgage registration authorities. If there are changes in laws, regulations, policies and practices that would prohibit property developers from providing guarantees to banks in respect of mortgages offered to property purchasers and as a result, banks would not accept any alternative guarantees by third parties, or if no third party is available or willing in the market to provide such guarantees, it may become more difficult for property purchasers to obtain mortgages from banks and other financial institutions during sales and pre-sales of its properties. Such difficulties in financing could result in a substantially lower rate of sale and pre-sale of our properties, which would adversely affect our cash flow, financial condition and results of operations. We are not aware of any impending changes in laws, regulations, policies or practices which will prohibit such practice in China. However, there can be no assurance that such changes in laws, regulations, policies or practices will not occur in China in the future.

Risks Relating to China

PRC economic, political and social conditions as well as government policies can affect our business.

The PRC economy differs from the economies of most developed countries in many aspects, including:

•	political structure;

•	degree of government involvement;

•	degree of development;

•	level and control of capital reinvestment;

•	control of foreign exchange; and

•	allocation of resources.

The PRC economy has been transitioning from a centrally planned economy to a more market-oriented economy. For more than two decades, the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the PRC economy. Although we believe these reforms will have a positive effect on China’s overall and long-term development, we cannot predict whether changes in the PRC economic, political and social conditions, laws, regulations and policies will have any adverse effect on our current or future business, financial condition or results of operations.

Changes in foreign exchange regulations may adversely affect our results of operations.

We currently receive all of our revenues in RMB. The PRC government regulates the conversion between RMB and foreign currencies. Over the years, the PRC government has significantly reduced its control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debt. However, foreign exchange transactions by our PRC subsidiaries under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. There can be no assurance that these PRC laws and regulations on foreign investment will not cast uncertainties on our financing and operating plans in China. Under current foreign exchange regulations in China, subject to the relevant registration at SAFE, we will be able to pay dividends in foreign currencies, without prior approval from SAFE, by complying with certain procedural requirements. However, there can be no assurance that the current PRC foreign exchange policies regarding debt service and payment of dividends in foreign currencies will continue in the future. Changes in PRC foreign exchange policies might have a negative impact on our ability to service our foreign currency-denominated indebtedness and to distribute dividends to our shareholders in foreign currencies.

Fluctuations in the value of RMB will affect the amount of our non-RMB debt service in RMB terms and affect the value of, and dividends payable on, our ADSs in foreign currency terms.

The value of RMB depends, to a large extent, on China’s domestic and international economic, financial and political developments and government policies, as well as the currency’s supply and demand in the local and international markets. For over 10 years from 1994, the conversion of RMB into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by PBOC in light of the previous day’s inter-bank foreign exchange market rates in China and the then current exchange rates on the global financial markets. The official exchange rate for the conversion of RMB into the U.S. dollar was largely stable until July 2005. On July 21, 2005, PBOC revalued RMB by reference to a basket of foreign currencies, including the U.S. dollar. As a result, the value of RMB appreciated by 2% on that day. Since then, the PRC central bank has allowed the official RMB exchange rate to float against a basket of foreign currencies. There can be no assurance that such exchange rate will not fluctuate widely against the U.S. dollar or any other foreign currency in the future. Fluctuation of the value of RMB will affect the amount of our non-RMB debt service in RMB terms since we have to convert RMB into non-RMB currencies to service our foreign debt, including our floating rate and convertible notes. Since our income and profits are denominated in RMB, any appreciation of RMB will also increase the value of, and any dividends payable on, our ADSs in foreign currency terms. Conversely, any depreciation of RMB will decrease the value of, and any dividends payable on, our ADSs in foreign currency terms.

Interpretation of PRC laws and regulations involves uncertainty.

Our core business is conducted within China and is governed by PRC laws and regulations. The PRC legal system is based on written statutes, and prior court decisions can only be used as a reference. Since 1979, the PRC government has promulgated laws and regulations in relation to economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view to developing a comprehensive system of commercial law, including laws relating to property ownership and development. However, due to the fact that these laws and regulations have not been fully developed, and because of the limited volume of published cases and the non-binding nature of prior court decisions, interpretation of PRC laws and regulations involves a degree of uncertainty. Some of these laws may be changed without being immediately published or may be amended with retroactive effect. Depending on the government agency or how an application or case is presented to such agency, we may receive less favorable interpretations of laws and regulations than our competitors, particularly if a competitor has long been established in the locality of, and has developed a relationship with, such agency. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. All these uncertainties may cause difficulties in the enforcement of our land use rights, entitlements under its permits, and other statutory and contractual rights and interests.

The PRC national and regional economies may be adversely affected by a recurrence of epidemic.

Certain areas of China, including the Tier II cities where we operate, are susceptible to epidemics such as Severe Acute Respiratory Syndrome, or SARS, or avian influenza. A recurrence of SARS, avian influenza or any epidemic in these cities or other areas of China could result in material disruptions to our property developments, which in turn could materially and adversely affect our financial condition and results of operations.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise adversely affect us.

SAFE issued a public notice in October 2005, requiring PRC residents to register with the local SAFE branch before establishing or acquiring the control of any company outside of China for the purpose of financing that offshore company with assets or equity interest in a PRC company. PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to conduct the overseas investment registration with the local SAFE branch before March 31, 2006, and once the special purpose vehicle has a major capital change event (including overseas equity or convertible bonds financing), the residents must conduct a registration relating to the change within 30 days of occurrence of the event. On May 29, 2007, SAFE issued an additional notice, clarifying some outstanding issues and providing standard operating procedures for implementing the prior notice. According to the new notice, SAFE sets up seven schedules that track registration requirements for offshore fundraising and roundtrip investments. We have already urged our shareholders who are PRC residents to make the necessary applications and filings as required under these notices and other related rules. However, as a result of uncertainty concerning the reconciliation of these notices with other approval or registration requirements, it remains unclear how these notices, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by these notices or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

We may face PRC regulatory risks relating to our equity incentive plan and long term incentive plan.

On March 28, 2007, SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rules. Under the Stock Option Rules, PRC residents who are granted stock options and other types of stock-based awards by an overseas publicly-listed company are required, through an agent of the overseas publicly-listed company, generally its PRC subsidiary or a financial institution, to obtain approval from the local SAFE branch. As a company listed on a stock exchange in the United States, we and our PRC directors, management, employees, consultants and employees of our equity investee who have been granted share options and other awards under our equity incentive plan and our long term incentive plan are subject to the Stock Option Rules. We have filed our 2007 equity incentive plan and 2007 long term incentive plan with the local SAFE branch in December 2007. In addition, we are required to apply for the quota for purchasing foreign exchange with the local SAFE branch in respect of any cash exercise of options pursuant to the 2007 equity incentive plan and 2007 long term incentive plan and to continue to file the updated equity incentive plan and long term incentive plan with the local SAFE branch on a regular basis. If we, or any of these persons, fail to comply with the relevant rules or requirements, we may be subject to penalties, and may become subject to more stringent review and approval processes with respect to our foreign exchange activities, such as our PRC subsidiaries’ dividend payment to us or borrowing foreign currency loans, all of which may adversely affect our business and financial condition.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly operating results, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other real estate developers, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between RMB and the U.S. dollar, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

You may experience dilution in the net tangible book value of ADSs.

Our IPO resulted in a dilution to purchasers at the offering of US$9.35 per ADS. You may experience further dilution with respect to your ADSs upon our issuance of common shares in connection with the exercise of outstanding options, warrants and further options we may grant from time to time, as well as with the conversion of our outstanding convertible notes.

We may raise additional capital through the sale of additional equity or debt securities, which could result in additional dilution to our shareholders, or impose upon us additional financial obligations.

We may require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of our property developments, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities. The sale of additional equity securities, including additional warrants, could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations, including our ability to pay dividends or redeem stock. We cannot guarantee that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or common shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2007, we had 148,398,102 common shares outstanding, including 40,250,000 common shares represented by 20,125,000 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining common shares outstanding will be, or are currently, available for sale, subject to the expiration of any applicable lock-up periods and any volume and other restrictions as applicable under Rule 144 under the Securities Act. To the extent that common shares are released before the expiration of the lock-up period and are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our common shares will have the right to cause us to register the sale of a certain number of shares under the Securities Act, subject to a 180-day lock-up period. We intend to register as soon as practicable under the Securities Act the sale of all common shares that are issuable upon exercise of stock options or other awards under our equity incentive plans. Registration of those shares under the Securities Act would result in those shares becoming freely tradable without restriction under the Securities Act, subject to any applicable lock-up agreements. Sales of those registered shares in the public market could cause the price of our ADSs to decline.

The interests of our major shareholders may not be aligned with the interests of our other shareholders.

As of December 31, 2007, Mr. Yong Zhang, Chairman of our board of directors and Chief Executive Officer, together with his spouse, Ms. Yuyan Yang, also a board member and Chief Operating Officer, beneficially own 40.43% of our outstanding share capital. Accordingly, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, our institutional shareholders, Blue Ridge China and Equity International, also have substantial ownership of our shares. As of December 31, 2007, Blue Ridge China owns 18.80% of our outstanding share capital and Equity International owns 12.54% of our outstanding share capital. This concentration of ownership by our major shareholders may result in actions being taken even if opposed by our other shareholders. In addition, it may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

Compliance with new rules and regulations applicable to companies publicly listed in the United States is costly and complex and any failure by us to comply with these requirements on an ongoing basis could negatively affect investor confidence in us and cause the market price of our ADSs to decrease.

In addition to Section 404, the Sarbanes-Oxley Act also mandates, among other things, that companies adopt new corporate governance measures, imposes comprehensive reporting and disclosure requirements, sets stricter independence and financial expertise standards for audit committee members, and imposes increased civil and criminal penalties for companies, their chief executive officers, chief financial officers and directors for securities law violations. For example, in response to the Sarbanes-Oxley Act, the NYSE has adopted additional comprehensive rules and regulations relating to corporate governance. These laws, rules and regulations have increased the scope, complexity and cost of our corporate governance and reporting and disclosure practices. Our current and future compliance efforts will continue to require significant management attention. In addition, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers to fill critical positions within our company. Any failure by us to comply with these requirements on an ongoing basis could negatively affect investor confidence in us, cause the market price of our ADSs to decrease or even result in the delisting of our ADSs from the NYSE.

You may not have the same voting rights as the holders of our common shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of our ADSs will not be able to exercise voting rights attaching to the common shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the common shares represented by the ADSs. Holders of ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. As soon as practicable after the depositary receives from us a notice of a shareholders’ meeting, the depositary will distribute to registered holders of ADRs a notice stating (a) such information as is contained in such notice and any solicitation materials, (b) that each registered holder on the record date set for such purpose will, subject to any applicable provisions of Cayman Island law, be entitled to instruct the depositary as to the exercise of the voting rights and (c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by us. The depositary will not itself exercise any voting discretion in respect of any common shares nor will it provide any instructions with respect to the common shares represented by any ADSs for which voting instructions were not timely and properly received. There can be no guarantee that registered holders of ADRs will receive the notice described above with sufficient time to enable them to return any voting instructions to the depositary in a timely manner. To the extent you hold your ADSs through a bank, broker or other nominee, you will be relying upon such institutions with respect to voting matters.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or are exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries and affiliated entities in China. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the respective laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2007 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us or our management named in the annual report.

We conduct substantially all of our operations in China and all of our assets are located in China. In addition, except for three directors, all of our directors and senior executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Our articles of association may contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our common shares and ADSs.

On December, 2007, we adopted our amended and restated articles of association that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and their qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our common shares and ADSs may be materially and adversely affected. As a result, the price of our ADSs may fall.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

We do not expect to be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2007. However, the determination of our PFIC status is dependent upon the composition of our income and assets and, in addition, we must make a separate determination at the close of each taxable year as to whether we are a PFIC. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets will be determined based on the market price of our ADSs and common shares, which are likely to fluctuate. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

We may be classified as a controlled foreign corporation, which will result in application of special rules to certain of our U.S. holders.

Given our current ownership, there is a possibility that we may be a controlled foreign corporation, or CFC, which is a factual determination dependent on the circumstances existing on the relevant date. If we were treated as a CFC for any taxable year during which a U.S. 10% shareholder held ADSs or common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. 10% shareholder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Controlled Foreign Corporation.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a Cayman Islands holding company and conduct substantially all of our business through our operating subsidiaries in China. We were founded by Yong Zhang, our Chairman and Chief Executive Officer and commenced operations in 1997 in Zhengzhou, the provincial capital of Henan Province. Since 2006, we have expanded into certain Tier II cities in China which we strategically selected based on a set of criteria. Our selection criteria includes population and urbanization growth rate, general economic condition and growth rate, disposable income and purchasing power of resident consumers, anticipated demand for private residential properties, availability of future land supply and land prices and governmental urban planning and development policies. We have established operations in six Tier II cities in China, comprising of Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Suzhou and Kunshan in Jiangsu Province and Zhengzhou in Henan Province.

In order to facilitate foreign investment in our company, we established Xinyuan Real Estate, Ltd., or Xinyuan Ltd., a Cayman Islands company in February 2006. Xinyuan Ltd. owns 100% of Xinyuan China, which has 13 wholly-owned subsidiares in China and holds a 45% minority interest in Jiantou Xinyuan.

In April 2007, we completed a restructuring under which we established our current corporate structure by completing a share exchange whereby the existing shareholders of Xinyuan Ltd. exchanged their respective shares for an equivalent number of our shares of the same class.

In connection with the restructuring and in exchange for Series A convertible redeemable preference shares, or Series A preference shares, common shares and certain warrants, we issued 30,805,400 Series A preference shares, 15,704,379 common shares and warrants to Blue Ridge China and Equity International. We also issued warrants to Burnham Securities Inc. and Joel B. Gardner, or Burnham warrants, exercisable for a total of 1,853,172 common shares, in exchange for certain warrants issued in connection with their financial advisory and investment banking services rendered. Immediately following the restructuring, we issued in April 2007 US$75 million principal amount of units, each unit comprising US$100,000 principal amount of secured senior floating rate notes due 2010, or the floating rate notes, and one warrant to subscribe for our common shares. We also issued US$25 million principal amount of convertible subordinated notes due 2012, or convertible notes. The convertible notes are convertible into common shares at the rate of 38,388 common shares per US$100,000 principal amount of convertible notes, or a total of 9,597,120 common shares.

In December 2007, we completed the IPO of 20,125,000 ADSs, each of which representing two common shares, and listed our ADSs on the NYSE. Upon the IPO, all of our Series A preference shares automatically converted on a one-for-one basis into common shares, and warrants issued to Blue Ridge China and Equity International expired unexercised. The holders of Burnham warrants exercised all of their warrants on a net exercise basis prior to the completion of the IPO which resulted in the issuance to them of 1,638,323 common shares.

Following the IPO, in connection with the expansion of our company and for certain tax reasons, we established three wholly-owned subsidiaries under the laws of Hong Kong and four wholly-owned subsidiaries under the laws of the PRC. For a description of our organizational structure, see “Item 4. Information on the Company—C. Organizational Structure.”

Our registered address is Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our principal executive offices are located at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China. Our telephone number at this address is (86) 10 8588-9200 and our fax number is (86) 10 8588-9300.

Shareholder inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.xyre.com. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

B.	Business Overview

We are a fast-growing residential real estate developer that focuses on Tier II cities in China. Our standardized and scalable model emphasizes rapid asset turnover, efficient capital management and strict cost control.

We focus on developing large scale quality residential projects, which typically consist of multiple residential buildings that include multi-layer apartment buildings, sub-high-rise apartment buildings or high-rise apartment buildings. Several of our projects include auxiliary services and amenities such as retail outlets, leisure and health facilities, kindergartens and schools. We also develop small scale residential properties. Our developments aim at providing middle-income consumers with a comfortable and convenient community life. In addition, we provide property management services for our developments and other real estate-related services to our customers. We acquire development sites primarily through public auctions of government land. This acquisition method allows us to obtain unencumbered land use rights to unoccupied land without the need for additional demolition, re-settlement or protracted legal processes to obtain title. As a result, we are able to commence construction relatively quickly after we acquire a site for development.

We have expanded our business and operations significantly during the past three years. The number of projects we had under construction increased from three projects with a total GFA of 278,868 square meters as of December 31, 2004, to seven projects with a total GFA of 1,069,144 square meters as of December 31, 2007. We have six additional projects with a total GFA of 1,452,013 square meters under planning as of December 31, 2007. As of December 31, 2007, we have completed 14 projects with a total GFA of approximately 1,001,199 square meters and comprising a total of 9,430 units, more than 99.5% of which have been sold. For each of the four years ended December 31, 2004, 2005, 2006 and 2007, our revenues were US$35.6 million, US$61.9 million, US$142.4 million and US$309.7 million, respectively, representing a compound annual growth rate, or the CAGR, of 105.7%. Our net income for each of those four years was US$3.9 million, US$9.6 million, US$16.1 million and US$45.7 million, respectively, representing a CAGR of 126.2%.

We intend to continue our expansion into additional selected Tier II cities as suitable opportunities arise. The following map illustrates the geographic locations of our current operations and selected target Tier II cities which we currently survey for expansion in the near future:

Competitive Strengths

We believe the following strengths allow us to compete effectively in the real estate development industry.

Well Positioned to Capture Attractive Growth Opportunities in Tier II Cities. Increases in consumer disposable income and urbanization rates have resulted in the emergence of a growing middle-income consumer market, driving demand for affordable and quality housing in many cities across China. Since 1997, we have been building large communities of modern, mid-sized residential properties for this market segment and have accumulated substantial knowledge and experience about the residential preferences and demands of these customers. We believe demand for product types and consumption trends are similar across the selected Tier II cities we enter into and believe that we can leverage our experience to capture the growth opportunities in these markets. We typically acquire land through the government auction system providing us ready access to undeveloped land, which enables us to expand rapidly into other Tier II cities. We believe our land acquisition method offers a sustainable source of land, which also positions us well to capitalize on increasing demand and growth opportunities in our target markets.

Standardized and Scalable Business Model. Our business model focuses on a standardized property development process designed for rapid asset turnover. We segment the process into well-defined stages and closely monitor costs and development schedules through each stage. These stages include (i) identifying land, (ii) pre-planning and budgeting, (iii) land acquisition, (iv) detailed project design, (v) construction management, (vi) sales and (vii) after-sale service. We commence pre-planning and budgeting prior to land acquisition, which enables us to acquire land at costs that meet our pre-set investment targeted returns and to quickly begin the development process upon acquisition. We typically acquire land through a transparent government auction system providing us with unencumbered land use rights to unoccupied land. Our enterprise resource planning enables us to collect and analyze information on a real-time basis throughout the entire property development process, optimizing decision making, outsourcing and development cycle scheduling. We utilize our customer relationship management system to track customer profiles and sales to forecast future individual preferences and market demand. We believe that these standardized practices and methodologies, together with a systematic approach to the development process, can be replicated in strategically selected Tier II cities, allowing us to effectively and rapidly enter into new geographic markets and develop new projects as attractive opportunities arise. Since 2006, we have expanded from one to a total of six Tier II cities in China, and from December 31, 2004 to December 31, 2007, our total GFA for projects under construction has grown 283.4%.

Proven Ability to Provide Large Scale Quality Housing for Middle-Income Consumers. We have a clear focus on emerging middle-income consumers in China’s Tier II cities. We provide standardized mid-sized units, typically ranging from 50 square meters to 100 square meters in size, at affordable prices for this market. Our residential units feature modern designs and offer comfortable and convenient community lifestyles. We have developed a portfolio of architectural plans and designs, which typically comprise 1,000 to 5,000 units and include facilities such as clubhouses, retail shops and schools. We have a proven track record of building large- scale quality residential communities that appeal to middle-income customers, as demonstrated by the sale of more than 99.5% of the units in completed projects and revenue growth at a CAGR of 105.7% from 2004 to 2007.

Ability to Generate Attractive Investment Returns. Our standardized processes that emphasize rapid asset turnover allow us to efficiently use capital and generate attractive returns on our investments. We typically acquire land that is ready for development through the government auction system. We do not tie up capital in idle land banks but instead begin development relatively quickly after land acquisition. We use working capital efficiently by actively managing and coordinating receivables and expenditures across various projects. We can complete a project consisting of multi-layered buildings of six stories or below in 13 to 17 months from the date of land acquisition. We typically begin pre-sales for a project within two to four months after we commence construction. Historically, our pre-sales activities have allowed us to generate cash flows relatively early in the development cycle and to fund a significant portion of the capital required for existing projects, reducing financing needs and associated costs. Moreover, our project development and construction management emphasizes strict cost control at each stage of project development. Our long-term relationships established with third-party contractors allow us to efficiently conduct selection processes and closely manage and supervise construction progress to avoid unexpected delays and cost overruns. We believe that the velocity of our development cycle and our ability to efficiently manage capital and maintain strict cost control at each stage of the development cycle enable us to generate attractive returns on our projects.

Experienced Management Team Supported by Trained and Motivated Workforce. Our senior managers, most of whom have been working with our company for over five years, have on average over 10 years of experience in the PRC real estate industry and considerable strategic planning and business management expertise. Our Chairman and founder, Mr. Yong Zhang, has more than 20 years of experience in developing residential housing in China. Mr. Zhang was elected in 2004 as one of the Top 10 Rising Entrepreneurs in China’s Real Estate Industry by the China International Real Estate & Archi-tech Fair, or the CIHAF. Our management and workforce are well-trained and motivated. To promote effective recruitment, retention and advancement, we provide management with training and incentive programs that include subsidizing management’s pursuit of post-secondary degrees and programs. Currently, some of our managers are undertaking part-time post-secondary degrees and over 50 managers have completed or are at various stages of undertaking one year part-time business administration programs at top universities in China. Our workforce receives on-going training in their areas of specialization at our head office. In addition, we have adopted broad performance-based stock incentive plans, which we believe enables us to retain and motivate the workforce as well as attract new talent to support our rapid expansion.

Relationships with Our Institutional Shareholders. In 2006, Blue Ridge China and Equity International invested in our company. Blue Ridge China is a China-focused private equity fund and Equity International is a privately-held investment company specializing in real estate investments outside the United States, founded and led by Samuel Zell and Gary Garrabrant. Equity International’s portfolio companies include Homex in Mexico and Gafisa in Brazil, both of which are publicly traded in the United States. Equity International is affiliated with Equity Group Investments, LLC, a privately-held investment company founded by Samuel Zell, which together with its affiliates, has created some of the largest publicly-traded real estate companies in the United States. Both of these shareholders (through their designees on the board of directors) are active in major board-level decisions and contribute their expertise in corporate governance best practices, financial management and accessing global capital. As of December 31, 2007, Blue Ridge China and Equity International held 18.80% and 12.54% of our outstanding shares, respectively. Each of Blue Ridge China and Equity International has appointed one director to our board. Since the IPO, Blue Ridge China and Equity International no longer have any rights to appoint directors to our board however, the two directors designated by them (Yue (Justin) Tang and Christopher J. Fiegen) are and will continue to be directors of our company until their resignation or removal.

Strategies

Our goal is to become the leading residential property developer focused on China’s Tier II cities by implementing the following strategies:

Continue Expanding in Selected Tier II Cities. We believe that Tier II cities present development opportunities that are well suited for our scalable business model of rapid asset turnover. Many Tier II cities offer a large supply of potential development sites that meet the criteria of our internal pre-set targeted returns. Furthermore, Tier II cities currently tend to be in an early stage of market maturity and have fewer large national developers. We believe that the fragmented market and relative abundance of land supply in Tier II cities, as compared to Tier I cities, offer opportunities for us to generate attractive margins and believe that our experience in and strategic focus on Tier II cities afford us the opportunity to emerge as a leading developer in these markets. We have rapidly expanded from one to six Tier II cities since 2006 and plan to enter into other Tier II cities that have:

•	increasing urbanization rates and population growth;

•	high economic growth and increasing disposable income; and

•	sustainable land supply for future developments.

Capitalize on Growth of Middle-Income Population. The growing middle-income consumer market in China presents an attractive opportunity to continue our business expansion at a rapid pace. We will target this market by continuing to provide quality mid-sized modern residential units in large community developments for middle-income consumers. Our strategy is also consistent with the housing policy direction of relevant PRC governmental authorities in the context of rising incomes and rapid urbanization. The MOHURD and other PRC governmental authorities released policies in 2006 to promote the development of more low-priced and mid-priced housing and to limit the amount of resources, including land supply, devoted to the luxury housing market. We believe that our strategy and business model to target the middle-income market provide us with a competitive advantage in China’s new regulatory environment.

Focus on Efficient Land Acquisition. We constantly seek and assess land acquisition opportunities in selected Tier II cities through the governmental land auction system. To achieve our land acquisition targets, we have established a centralized and efficient system to research land acquisition opportunities. We monitor, plan and budget development costs for potential development sites and, if the development opportunity meets our pre-set investment target, bid for the site through the auction process. We believe that beginning with efficient land acquisitions and following through with well-executed development will allow us to expand into Tier II cities successfully and provide sustainable growth to our business. Our goal is to acquire land supply sufficient for two to three years of development to support our planned business growth. It will also allow us to more efficiently manage our capital by coordinating receivables and expenditures from project to project, lowering our financing requirements and associated costs.

Maintain Strict Cost Control. We plan to continue to closely monitor our capital and cash positions and carefully manage our land use rights costs, construction costs and operating expenses. We believe that by adhering to prudent cost management we will be able to more efficiently use our working capital, which will help to maintain our profit margins. When selecting a property project for development, we will continue to follow our established internal evaluation process, including utilizing the analysis and input of our institutional shareholders and choosing third-party contractors through a tender process open only to bids which meet our budgeted costs, thus allowing us to meet our investment return criteria. We will also actively manage our sales and pre-sales to generate cash flows for our ongoing capital requirements.

Strengthen our “Xinyuan” Brand. We intend to continue promoting “Xinyuan” brand in selected Tier II cities by delivering quality products and attentive real estate-related services to our customers. We believe, based on surveys we conduct with our customers, that over half of our property purchasers were referred to us by existing unit owners. We therefore believe that we can most effectively enhance our brand name by continuing to focus on providing quality products and after-sales support to customers to maintain their trust and loyalty and promote referrals to us. At the same time, we will continue to actively promote the “Xinyuan” brand through marketing initiatives in our targeted markets, such as increasing the level of advertising activities.

Our Markets

We currently operate in six markets—Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Suzhou and Kunshan in Jiangsu Province, and Zhengzhou in Henan Province.

The following table sets forth the numbers of our projects and the total GFA in each location indicated as of December 31, 2007.

	Chengdu	Hefei	Jinan	Kunshan	Suzhou	Zhengzhou	Total
Properties under construction	1	1	2	—	2	1	7
Properties under planning	1	—	—	1	1	3	6
Completed projects	—	—	1	—	—	13	14

Total number of projects	2	1	3	1	3	17	27
Total GFA (m2)	450,374	145,452	409,628	509,851	481,789	1,525,262	3,522,356

In addition, Zhengzhou Jiantou Xinyuan Real Estate Co. Ltd. or Jiantou Xinyuan, a project company in which we own a 45% interest, has two completed project in Zhengzhou with a total GFA of 150,211 square meters, three projects under construction in Zhengzhou with an estimated total GFA of 421,410 square meters, and two projects under planning in Zhengzhou with an estimated total GFA of 194,177 square meters, as of the date of this annual report.

We intend to seek attractive opportunities to expand into additional Tier II cities, which we will select based on certain macroeconomic criteria, including economic growth, per capita disposable income, population, urbanization rate as well as availability of suitable land supply and local residential property market conditions.

Our Property Projects

Overview

We offer the following three main types of real estate property products:

•	multi-layer apartment buildings, which are typically six stories or less and normally require nine to 12 months to construct after we obtain the related construction permit;

•	sub-high-rise apartment buildings, which are typically seven to 11 stories and normally require 12 to 18 months to construct after we obtain the related construction permit; and

•	high-rise apartment buildings, which are typically 12 to 33 stories and normally require 18 to 24 months to construct after we obtain the related construction permit.

Our projects are in one of the following three stages:

•	completed projects, comprising projects the construction of which has been completed;

•	properties under construction, comprising properties for which the construction permits have been obtained; and

•	properties under planning, comprising properties for which we have entered into land grant contracts and are in the process of obtaining the required permits to begin construction.

Properties under Construction and Properties under Planning

The following table sets forth each of our properties currently under construction or planning as of December 31, 2007:

Project Name	Location	Type of Products(1)	Actual or Estimated Construction Period	Actual or Estimated Pre-sale Commencement Date(2)	Total Site Area	Total GFA	Total Number of Units	Number of Units Sold
					(m2)	(m2)
Properties under construction
Hefei Wangjiang Garden	Hefei	M/H	05/2007-02/2009	07/2007	51,939	145,452	1,649	1,246
Jinan Elegant Scenery	Jinan	H/S	12/2006-12/2008	04/2007	61,502	99,747	1,126	968
Jinan International City Garden	Jinan	H/S	09/2007-08/2009	11/2007	93,928	248,677	3,802	193
Suzhou Lake Splendid	Suzhou	M/H/S	03/2007-12/2008	05/2007	130,945	195,419	2,315	1,892
Suzhou Colorful Garden	Suzhou	M/H	06/2007-12/2008	09/2007	41,365	81,378	967	30
Zhengzhou Commercial Plaza	Zhengzhou	H	11/2006-10/2008	05/2007	8,410	67,578	917	700
Chengdu Xinyuan Splendid I	Chengdu	H	11/2007-02/2010	09/2008	34,007	230,893	4,069	—

Subtotal					422,096	1,069,144	14,845	5,029

Properties under planning
Chengdu Xinyuan Splendid II	Chengdu	H	09/2008-08/2010	04/2009	30,497	219,481	2,782	—
Suzhou International City Garden(3)	Suzhou	H	01/2008-03/2010	05/2008	119,089	204,992	2,462	—
Kunshan International City Garden	Kunshan	M/H	06/2008-07/2010	08/2008	200,000	509,851	5,103	—
Zhengzhou Longhai Road Project	Zhengzhou	M/S/H	08/2008-09/2010	12/2008	63,328	278,050	2,700	—
Zhengzhou Xinyuan Huating	Zhengzhou	H	07/2008-07/2010	10/2008	16,502	50,441	654	—
Zhengzhou Xinyuan Colorful Garden	Zhengzhou	M/H	04/2008-09/2009	05/2008	74,462	189,198	2,228	—

Subtotal					503,878	1,452,013	15,929	—

Total					925,974	2,521,157	30,774	5,029

(1)	“M” refers to multi-layer buildings, “H” refers to high-rise buildings and “S” refers to sub-high-rise buildings.
(2)	Pre-sale commencement dates refer to dates on which we began or expect to begin pre-sale activities after receiving the relevant pre-sale permits.
(3)	Suzhou International City Garden was previously being developed under the name Suzhou Xinyuan Splendid.

Properties under Construction

•	Hefei, Anhui Province

Hefei Wangjiang Garden. Hefei Wangjiang Garden is located at Wangjiang Road of Baohe District in Hefei. We commenced construction of this project in May 2007 and expect to deliver it by February 2009. Hefei Wangjiang Garden covers a site area of 51,939 square meters and has a total GFA of 145,452 square meters, of which 9,434 square meters are for multi-layer buildings, 135,158 square meters for high-rise buildings and 860 square meters for retail stores. This project, when completed, will consist of 1,649 units. We have started pre-sales in July 2007. As of December 31, 2007, we had sold 1,246 units.

•	Jinan, Shandong Province

Jinan Elegant Scenery. Jinan Elegant Scenery is located on Autoplant Road East of Tianqiao District in Jinan. We commenced construction of this project in December 2006 and expect to deliver it by December 2008. Jinan Elegant Scenery covers a site area of 61,502 square meters and has a total GFA of 99,747 square meters, of which 78,832 square meters are for sub-high-rise buildings, 15,793 square meters for high-rise buildings and 5,122 square meters for retail stores. We started pre-sales in April 2007. As of December 31, 2007, we had sold 968 units out of 1,126 saleable units.

Jinan International City Garden. Jinan International City Garden is located on South Industrial Road of Hitech Industry Park in Jinan. We commenced construction of this project in September 2007 and expect to deliver it by August 2009. Jinan International City Garden covers a site area of 93,928 square meters and has a total GFA of 248,677 square meters, of which 197,908 square meters are for high-rise buildings, 40,747 square meters for sub-high-rise buildings and 10,022 square meters for retail stores. This project will consist of 3,802 units upon completion. We started pre-sales in November 2007 and as of December 31, 2007 we had sold 193 units out of 3,802 saleable units. Jinan International City Garden was previously being developed as two separate phases, however, we have consolidated the two phases as one project since we consolidated the two phases under one project in our accounting under US GAAP.

•	Suzhou, Jiangsu Province

Suzhou Lake Splendid. Suzhou Lake Splendid is located on Tongda Road of Wuzhong District in Suzhou. We commenced construction of this project in March 2007 and expect to deliver it by December 2008. Suzhou Lake Splendid covers a site area of 130,945 square meters and has a total GFA of 195,419 square meters, of which 98,704 square meters are for multi-layer buildings, 16,826 square meters for sub-high-rise buildings, 76,959 square meters for high-rise buildings and 2,930 square meters for retail stores. We started pre-sales in May 2007. As of December 31, 2007, we had sold 1,892 units out of 2,315 saleable units.

Suzhou Colorful Garden. Suzhou Colorful Garden is located on Xihuan Road of Jinchang District in Suzhou. We commenced construction of this project in June 2007 and expect to deliver it by December 2008. This project covers a site area of 41,365 square meters and has a total GFA of 81,378 square meters, which consists of 32,788 square meters of multi-layer buildings, 46,451 square meters of high-rise buildings and 2,139 square meters of retail stores. This project, when completed, is expected to consist of 967 units. We started pre-sales in September 2007. As of December 31, 2007, we had sold 30 units out of 967 saleable units.

•	Zhengzhou, Henan Province

Zhengzhou Commercial Plaza. Zhengzhou Commercial Plaza is located on Jingsan Road of Jinshui District in Zhengzhou. We commenced construction of this project in November 2006 and expect to deliver it by October 2008. Zhengzhou Commercial Plaza covers a site area of 8,410 square meters and has a total GFA of 67,578 square meters. This project consists of two high-rise buildings. One building with an estimated total GFA of 27,516 square meters is purely for residential use. The other with estimated total GFA of 40,062 square meters is for both residential and commercial use. We started pre-sales in May 2007. As of December 31, 2007, we had sold 700 units out of the 917 saleable residential units.

•	Chengdu, Sichuan Province

Chengdu Xinyuan Splendid Phase I. Chengdu Xinyuan Splendid Phase I is located on Donghong Road of Jinjiang District in Chengdu. We commenced construction of this project in November 2007. We will start pre-sales in September 2008 and expect to complete this project by February 2010. This project covers a site area of 34,007 square meters, and has a total GFA of 230, 893 square meters, consisting of 9 high-rise buildings and is expected to have 4,069 units upon completion. In May 2008, a major earthquake and aftershocks struck Sichuan province in southwestern China. The epicenter was approximately 80 kilometers from Chengdu. Although the project did not suffer structural damage from the earthquake, we did experience a disruption of construction activities. Even though construction resumed in late May 2008, we may experience a slowdown in construction schedules and delay in pre-sale activities.

Properties under Planning

•	Chengdu, Sichuan Province

Chengdu Xinyuan Splendid Phase II. Chengdu Xinyuan Splendid Phase II is located on Donghong Road of Jinjiang District in Chengdu, and is currently under planning. We expect to commence construction of this project in September 2008, to start pre-sales in April 2009 and to complete this project by August 2010. This project will cover an aggregate site area of 30,497 square meters, and is expected to have a total GFA of 219,481 square meters and consist of 2,782 units upon completion. However, due to the major earthquake and aftershocks in Sichuan province in May 2008, we may experience a slowdown in construction schedules and delay in pre-sale activities.

•	Suzhou, Jiangsu Province

Suzhou International City Garden. Suzhou International City Garden is located on Mayun Road of Hitech District in Suzhou. We commenced construction of this project in January 2008, started pre-sales in May 2008 and expect to deliver it by March 2010. It will cover a site area of 119,089 square meters, and is expected to have a total GFA of 204,992 square meters and consist of 2,462 units when completed.

•	Kunshan, Jiangsu Province

Kunshan International City Garden. Kunshan International City Garden is located on Lvcheng Road in Kunshan of Jiangsu Province. We expect to commence construction of this project in June 2008, and expect to start pre-sales in August 2008 and deliver it by July, 2010. This project will cover a site area of 200,000 square meters and is expected to have a total GFA of 509,851 square meters and consist of 5,103 units when completed.

•	Zhengzhou, Henan Province

Zhengzhou Longhai Road Project. Zhengzhou Longhai Road Project is located on Longhai Road of Erqi District in Zhengzhou, and is currently under planning. We expect to commence construction of this project in August 2008, to start pre-sales in December 2008 and to deliver it by September 2010. It will cover a site area of 63,328 square meters and is expected to have a total GFA of 278,050 square meters. This project is expected to consist of 2,700 units when completed.

Zhengzhou Xinyuan Huating. Zhengzhou Xinyuan Huating is located on Funiu Road of Zhongyuan District in Zhengzhou, and is currently under planning. We expect to commence construction of this project in July 2008, to start pre-sales in October 2008 and to deliver it by July 2010. It will cover a site area of 16,502 square meters and is expected to have a total GFA of 50,441 square meters. This project is expected to consist of 654 units when completed.

Zhengzhou Xinyuan Colorful Garden. Zhengzhou Xinyuan Colorful Garden is located on Hezuo Road of Erqi District in Zhengzhou. We commenced construction of this project in April 2008, started pre-sales in May 2008 and expect to deliver it by September of 2010. It will cover a site area of 74,462 square meters and is expected to have a total GFA of 189,198 square meters. This project is expected to consist of 2,228 units when completed.

Completed Projects

The following table sets forth each of our completed projects as of December 31, 2007.

Project Name	Location	Type of Products	Completion Date	Total Site Area	Total GFA	Total Number of Units	Number of Units Sold
				(m2)	(m2)
Completed Projects
Zhengzhou Longhai Star Garden	Zhengzhou	M/H/S	12/2000	11,719	39,975	239	210
Zhengzhou Xinyuan Splendid:
Zhengzhou Xinyuan Splendid 1A	Zhengzhou	M/S	07/2002	35,444	62,623	484	477
Zhengzhou Xinyuan Splendid 1B	Zhengzhou	M	04/2004	21,800	43,673	333	333
Zhengzhou Xinyuan Splendid 2A	Zhengzhou	M	04/2003	23,460	39,996	271	271
Zhengzhou Xinyuan Splendid 2B	Zhengzhou	M	06/2004	19,295	27,041	86	86
Zhengzhou Xinyuan Splendid 2C	Zhengzhou	S	04/2004	9,968	21,748	132	132
Zhengzhou Xinyuan Splendid 3A3B3C	Zhengzhou	M/S	08/2005	51,014	114,774	792	792
Zhengzhou Xinyuan Splendid Haojinge	Zhengzhou	H	11/2004	8,298	31,089	166	166
Zhengzhou Xinyuan Splendid City Homestead	Zhengzhou	M	08/2005	23,606	45,378	369	369

Zhengzhou Xinyuan Splendid subtotal				192,885	386,322	2,633	2,626
Zhengzhou City Manor	Zhengzhou	M	03/2006	63,089	118,716	1,633	1,633
Zhengzhou City Family	Zhengzhou	M	12/2006	21,380	39,392	720	717
Zhengzhou Central Garden—East	Zhengzhou	M/H/S	09/2007	60,849	165,206	1,624	1,624
Zhengzhou Central Garden—West	Zhengzhou	M/H/S	09/2007	79,464	190,384	1,796	1,795
Jinan City Family	Jinan	M	11/2007	47,411	61,204	785	782

Total				476,797	1,001,199	9,430	9,387

•	Zhengzhou, Henan Province

Zhengzhou Longhai Star Garden. Zhengzhou Longhai Star Garden is located on Longhai Road of Zhongyuan District in Zhengzhou. It is our first completed property development and is a residential community with European architectural style. It consists of multi-layer buildings, sub-high-rise buildings and high-rise buildings and has a central garden, a children’s playground, a Tai Chi garden, a community center and a substantial area of greenery.

We commenced construction of Longhai Star Garden in August 1998 and delivered it in December 2000. The project covers a site area of 11,719 square meters, contains two multi-layer buildings, two sub-highrise buildings and one high-rise building, and has a total GFA of 39,975 square meters. As of December 31, 2007, we had sold 210 units out of the total 239 units and the remaining 29 units were held as properties for lease.

Zhengzhou Xinyuan Splendid (multiple phases). Zhengzhou Xinyuan Splendid is located on Xinyuan Road of Jinshui District in Zhengzhou, near Zhengzhou’s Forest Park and Zhengdong New District. Xinyuan Splendid is a self-contained community that exemplifies our integrated living concept. Among other honors Xinyuan Splendid has received, it was recognized in 2004 by MOHURD as a national model residential community for property management.

Although Xinyuan Splendid is one integrated residential community, it was developed in phases. We commenced construction of the first phase of Xinyuan Splendid in May 2001 and delivered its last phase in August 2005. The whole project, covering an area of 192,885 square meters with a total GFA of 386,322 square meters, contains 49 multi-layer buildings, 16 sub-high-rise buildings, two high-rise buildings, one kindergarten, one primary school and a clubhouse. We also sold Xinyuan Splendid phase-by-phase as development progressed. The pre-sales of its first phase started in July 2001, while the pre-sales of its last phase started in September 2004. As of December 31, 2007, we had sold 2,626 out of 2,633 saleable units.

Zhengzhou City Manor. Zhengzhou City Manor is located on Mianfang Road of Erqi District in Zhengzhou, near major shopping areas, the railway station and a variety of large parks. Zhengzhou City Manor is the first large-scale residential community in Zhengzhou consisting of only multi-layer buildings.

We commenced construction of Zhenzhou City Manor in November 2004 and delivered it in March 2006. Zhengzhou City Manor has 27 multi-layer buildings, covers a site area of 63,089 square meters and has a total GFA of 118,716 square meters. We started pre-sales in January 2005. All of the 1,633 saleable units have been sold.

Zhengzhou City Family. Zhengzhou City Family is located on Hanghai Road of Guancheng District in Zhengzhou. It is the first multi-layer residential community in Zhengzhou offering only small-to-medium sized units ranging from 33 square meters to 87 square meters. This project has five multi-layer buildings, one of which is for commercial use.

We commenced construction of Zhengzhou City Family in March 2006 and delivered it in December 2006. This project covers a site area of 21,380 square meters and has a total GFA of 39,392 square meters. We started pre-sales in April 2006. As of December 31, 2007, we had sold 717 units out of 720 saleable units.

Zhengzhou Central Garden (East and West). Zhengzhou Central Garden is located on Jinshui Road of Zhengdong District in Zhengzhou, near the central business district of Zhengzhou. The projects cover an aggregate area of 140,313 square meters and have an aggregate GFA of 355,590 square meters, of which 97,627 square meters are for multi layer buildings, 62,570 square meters for sub-high-rise buildings, 181,789 square meters for high-rise buildings and 13,604 square meters for retail stores. The size of the units ranges from studios of approximately 39 square meters to luxury duplex units of approximately 175 square meters.

We commenced construction of Zhengzhou Central Garden (East) in November 2005, started pre-sales in December 2005 and delivered it in September 2007. We commenced construction of Zhengzhou Central Garden (West) in December 2005, started pre-sales in January 2006 and delivered it in September 2007. As of December 31, 2007, we had sold 3,419 units out of 3,420 saleable units of the projects.

Jinan City Family. Jinan City Family is located on Zhangzhuang Road of Huaiyin District in Jinan. We commenced construction of this project in October 2006 and delivered it in November 2007. Jinan City Family covers a site area of 47,411 square meters and has a total GFA of 61,204 square meters, of which 60,396 square meters are for multi-layer buildings and 808 square meters for retail stores. As of December 31, 2007, we had sold 782 units out of 785 saleable units.

Jiantou Xinyuan’s Projects

As of December 31, 2007, Jiantou Xinyuan has one completed project, two projects under construction and one project under planning. In addition, Jiantou Xinyuan owns a 52% interest in a company that is in the process of constructing one project. The five projects are all located in Zhengzhou, with a total GFA of 571,621 square meters. The following table sets forth detailed information for each project.

Project Name	Location	Type of Products	Actual or Estimated Construction Period	Actual or Estimated Pre-sale Commencement Date	Total Site Area	Total GFA	Total Number of Units	Number of Units Sold
					(m2)	(m2)
Properties under construction
Zhengzhou City Mansion	Zhengzhou	M/S	03/2007-05/2008	04/2007	21,516	42,772	807	666
Zhengzhou International Plaza(1)	Zhengzhou	H	03/2007-12/2008	07/2007	10,095	45,113	541	369
Zhengzhou International City Garden Phase II	Zhengzhou	H	07/2007-05/2009	08/2007	92,211	281,769	3,731	1,576
Subtotal					123,822	369,654	5,079	2,611
Properties under planning
Zhengzhou Yingcai Project	Zhengzhou	M/S	05/2008-08/2009	07/2008	57,289	94,528	978	—
Completed Projects
Zhengzhou International City Garden Phase I	Zhengzhou	M	03/2006-01/2007	04/2006	64,370	107,439	1,568	1,560
Total					245,481	571,621	7,625	4,171

(1)	Jiantou Xinyuan owns a 52% interest in the project company developing Zhengzhou International Plaza. The remaining 48% interest in that project company is owned by an independent third party.

We hold a 45% equity interest in Jiantou Xinyuan, with 50% held by Zhengzhou General Construction Investment Company and the remaining 5% held by Zhengzhou Jiantou Project Consulting Co., Ltd. Under the joint venture contract, we and the other partners agree to share the profits according to our respective equity interests in Jiantou Xinyuan. We and the other partners also extend loans to Jiantou Xinyuan at an interest rate comparable to bank lending rates for Jiantou Xinyuan’s property development operations.

Zhengzhou City Mansion. Zhengzhou City Mansion is located on Tongbai Road of Zhongyuan District in Zhengzhou. Jiantou Xinyuan commenced construction of this project in March 2007 and delivered it in May 2008. It covers a site area of 21,516 square meters and has a total GFA of 42,772 square meters, of which 14,896 square meters are for multi-layer buildings and 27,876 square meters are for sub-high-rise buildings. Jiantou Xinyuan started pre-sales of this project in April 2007. As of December 31, 2007, 666 out of the 807 units had been sold.

Zhengzhou International Plaza. Zhengzhou International Plaza is located on Jianshe Road of Zhongyuan District in Zhengzhou. Jiantou Xinyuan commenced construction of this project in March 2007 and expects to deliver it by December 2008. This project covers a site area of 10,095 square meters and is expected to have a total GFA of 45,113 square meters. It comprises only high-rise buildings. This project, when completed, is expected to contain 541 units. Jiantou Xinyuan started pre-sales in July 2007. As of December 31, 2007, Jiantou Xinyuan had sold 369 out of 541 saleable units.

Zhengzhou International City Garden (Phase II). Zhengzhou International City Garden (Phase II) is located on Mianfang Road of Erqi District in Zhengzhou. Jiantou Xinyuan commenced construction of this project in July 2007 and expects to deliver it by May 2009. It covers a site area of 92,211 square meters and has a total GFA of 281,769 square meters, containing 17 high-rise buildings. This project, when completed, will have 3,731 units. Pre-sales started in August 2007. As of December 31, 2007, Jiantou Xinyuan had sold 1,576 out of 3,731 saleable units.

Zhengzhou Yingcai Project. Zhengzhou Yingcai Project is located on Yingcai street of Huiji District in Zhengzhou. Jiantou Xinyuan commenced construction of this project in May 2008, expect to start pre-sales in July 2008 and to deliver it by August 2009. This project will cover a site area of 57,289 square meters, and is expected to have a total GFA of 94,528 square meters and consist of 978 units upon completion.

Zhengzhou International City Garden (Phase I). Zhengzhou International City Garden (Phase I) is located on Mianfang Road of Erqi District in Zhengzhou. Jiantou Xinyuan commenced construction of this project in March 2006 and delivered it in January 2007. This project covers a site area of 64,370 square meters and has a total GFA of 107,439 square meters. It contains 23 multi-layer buildings. Pre-sales started in April 2006. As of December 31, 2007, we had sold 1,560 units out of 1,568 saleable units.

Recent Developments

On April 18, 2008, Jiantou Xinyuan won two governmental auctions for two parcels of land located in Zhengzhou with a site area of 42,456 square meters and 38,890 square meters respectively, and expects to have a total GFA of 194,177 square meters. Jiantou Xinyuan will pay RMB133.6 million and RMB 119.6 million for the land use right over the two parcels of land respectively. Jiantou Xinyuan executed the two related land use rights grant contracts on April 24, 2008.

In May 2008, a major earthquake and aftershocks struck Sichuan province in southwestern China. The epicenter was approximately 80 kilometers from Chengdu, where we have two development projects. Although these projects did not suffer structural damage from the earthquake, we did experience a disruption of construction activities. Even though construction resumed in late May 2008, we may experience a slowdown in construction schedules and delay in pre-sale activities with respect to these projects.

Our Property Development Operations

We have a systematic and standardized process to project development, which we implement through several well-defined phases. A significant portion of our process is dedicated to land acquisition, which is segmented into three stages: (i) opportunity identification, (ii) initial planning and budgeting and (iii) land acquisition. The following diagram sets forth the key stages of our property development process.

Opportunity Identification

The first stage of our development process involves the identification of new opportunities for forthcoming land auctions in our selected Tier II cities around China. Our Land Development Department prepares a strategic plan that specifies our future project development plans and land acquisition requirements. They also conduct in-depth demographic and market research regarding our selected Tier II cities. We have formulated a set of criteria in selecting suitable Tier II cities to expand our operations based on certain indicators, including, among others:

•	population and urbanization growth rate;

•	general economic condition and growth rate;

•	disposable income and purchasing power of resident consumers;

•	anticipated demand for private residential properties;

•	availability of future land supply and land prices;

•	governmental urban planning and development policies; and

•	overall competitive landscape.

Once a Tier II city has been identified as meeting our selection criteria, we research for forthcoming land auctions in the identified city and conduct preliminary analysis on whether a given auction opportunity will meet our project development plans, land acquisition requirements and pre-set investment return criteria. We also conduct in-depth demographic and market research regarding the specific region in which the land site is located.

Initial Planning

Once a forthcoming land auction has been identified, our Land Development Department will conduct a feasibility study based on our collected data as well as preliminary design and pre-planning of the proposed development project on the land site. We will also budget costs and financial requirements for the proposed project to identify whether the land site is suitable for our requirements.

The key factors we consider in land site selection are:

•	site area and suitability;

•	location within the city;

•	neighboring environment and amenities;

•	existing or planned infrastructure;

•	announced government planning for the vicinity; and

•	projected cost, investment and financial return ratios.

We evaluate projects through a rigorous planning and approval process. Our Chief Operations Officer, who is in charge of the process, considers detailed input from each of our Land Development Department, Budget-Planning-Design Department, Operations Department and Financial Department. The proposed project, once vetted and approved by various departments, will be submitted to our Chief Financial Officer and Chief Executive Officer and thereafter, to a project committee established by our board of directors, for approval.

The flow of initial planning includes, among other things, strategic planning, market investigation and analysis, feasibility study, preliminary design, cost and profit projection and investment approval. In particular, our initial planning includes the engagement of external local design firms to draw up preliminary designs for our proposed projects. In addition, before making any decision to bid for land, we project the financial and cost control metrics for the proposed projects based on careful studies of market statistics and other relevant information, and select only those projects that satisfy pre-determined benchmarks.

Land Acquisition

Once we receive approval for a proposed project, we will proceed to bid for the land site. Although we acquire land for development primarily through the governmental auction process, if opportunities arise, we will also consider obtaining land use rights from third parties through negotiation, acquisition of entities, co-development or other joint venture arrangements.

As of December 31, 2007, we had a total GFA of 1,069,144 square meters for property projects under construction and a total GFA of 1,452,013 square meters for property projects under planning. We continually seek attractive opportunities to acquire development sites which meet our selection criteria.

Project Planning and Design

Our project planning and design process includes concept and architectural design, construction and engineering design, budgeting, financial analysis and projections as well as arranging for financing. We believe careful planning is essential to control costs, quality and timing of our projects.

We outsource our design work to reputable third-party design firms. Our planning and development team, with 90 employees as of December 31, 2007, works closely with project managers as well as our external designers and architects to ensure that our designs comply with PRC laws and regulations, and meet our design and other project objectives. Our senior management is also actively involved in the whole process, especially in the master planning and architectural design of our projects. We use our enterprise resource planning systems to conduct preliminary planning and scheduling for each stage of the development project, including planning our outsourcing requirements for the project construction stage.

We seek to create a comfortable and convenient middle-class lifestyle concept in our projects by incorporating certain design features, such as landscaped environments. In determining the architectural designs of our projects, we consider the proposed type of products to be developed as well as the surrounding environment and neighbourhood.

In selecting external design firms, we consider, among other things, their reputation for reliability and quality, their track record with us, the design proposed and the price quoted. Design firms can participate in the tender process by our invitation only. Our planning and design team monitors the progress and quality of the design firms to ensure that they meet our requirements.

We also begin arranging financing for a project at this stage. We typically finance our property developments through a combination of internal funds, pre-sale proceeds and bank loans. The loans are negotiated with the local branches of national commercial banks. A substantial majority of our bank loans are secured by our assets, including the land to be developed.

Project Construction and Management

We outsource substantially all of our construction work to independent construction companies which are selected through our invitation to tender bids for the project. We conduct a small portion of our construction work on our own, including fixture installation and gardening and landscaping. We provide landscaping and intercom systems installation services through our subsidiaries, Zhengzhou Mingyuan Landscape Engineering Co., Ltd. and Zhengzhou Xinyuan Computer Network Engineering Co., Ltd. We acquired these two subsidiaries in August 2006. We generally hire more than one contractor for each of our projects, with each contractor responsible for a designated portion of the project on a “turnkey” basis. We have established a selection procedure in order to ensure compliance with our quality and workmanship standards. We take into account the construction companies’ professional qualifications, reputation, track record, past cooperation with our project companies and financial condition and resources when inviting candidates to bid. We also review the qualifications and performance of our construction contractors on an annual basis. We closely supervise and manage the entire project construction process, utilizing our enterprise resource planning systems to monitor and analyze information regarding the process on a real-time basis. We collect information throughout the development cycle on the entire project and from our third-party contractors to avoid unanticipated delays and cost overruns.

Our construction contracts typically provide for fixed or capped payments, subject to adjustments for some types of excess, such as design changes during construction or changes in government-suggested steel prices. The contractors are typically responsible for procuring the necessary raw materials, as well as providing engineering and construction services. We procure certain ancillary fixtures for installation, such as elevators, windows and entrance doors. For our purchases of such fixtures, we use a centralized procurement process to help increase our negotiating power and lower our unit costs. Our major suppliers are suppliers of power distribution boxes, elevators, plastic-steel windows, doors and heat sinks. We maintain good relationships with our suppliers and have not encountered any significant supply shortages or disruptions in the past.

For the years ended December 31, 2004, 2005, 2006 and 2007, payments to our single largest construction contractor accounted for 28.47%, 12.39%, 13.79% and 10.43%, respectively, of our total payments under our construction contracts. For the same periods, payments to our five largest construction contractors accounted for 76.4%, 50.09%, 45.17% and 41.28%, respectively, of our total payments under our construction contracts.

Pre-Sales, Sales and Marketing

Like other developers, we pre-sell properties prior to the completion of their construction. Under PRC pre-sales regulations, property developers must satisfy specific conditions before they can pre-sell their properties under construction. These mandatory conditions include:

•	the land premium must have been paid in full;

•	the land use rights certificate, the construction site planning permit, the construction work planning permit and the construction permit must have been obtained;

•	at least 25% of the total project development cost must have been incurred;

•	the progress and the expected completion and delivery date of the construction must be fixed;

•	the pre-sale permit must have been obtained; and

•	the completion of certain milestones in the construction processes specified by the local government authorities.

These mandatory conditions are designed to require a certain level of capital expenditure and substantial progress in project construction before the commencement of pre-sales. Generally, the local governments also require developers and property purchasers to use standard pre-sale contracts prepared under the auspices of the government. Developers are required to file all pre-sale contracts with local land bureaus and real estate administrations after entering into such contracts.

As of December 31, 2007, we maintain a marketing and sales force for our development projects with 171 personnel specializing in marketing and sales. We train and use our own sales force rather than rely on outside brokers and agents for our projects. We believe our own dedicated sales representatives are better motivated to serve our customers and to control our property pricing and selling expenses.

Our marketing and sales teams work closely with each other in order to determine the appropriate advertising and selling plans for a particular project. We develop customer awareness through our marketing and promotion efforts and referrals from satisfied customers. We use these surveys to target groups of customers who share common characteristics or have common needs. Each sales representative is responsible for following through the entire sales process. By collecting feedback from our clients, we get a better understanding of our clients’ needs.

We utilize our customer relationship management system to track customer profiles and sales to forecast future individual requirements and general demand for our products. This allows us to have real-time information on the status of individual customer transactions and the availability of product types for each project, and to anticipate the product preferences of current and future customers.

We use various advertising media to market our property developments, including newspapers, magazines, television, radio, e-marketing and outdoor billboards. We also participate in real estate exhibitions to enhance our brand name and promote our property developments.

Most of our customers purchase our properties using mortgage financing. Under current PRC law, the minimum down payment is 30% of the total purchase price for the purchase of the first self-use residential unit with total GFA of 90 square meters or more on all existing units and those yet to be completed, and a down payment of 20% on the first residential units for self use with total GFA of under 90 square meters. The loan-to-value of the mortgage loan is also subject to change according to the economic policies of the central and local governments and banks in China.

A typical sales transaction in which a portion of the purchase price is financed by a mortgage loan consists of three steps. First, the customer pays a deposit to us. Within seven days after paying the deposit, the customer will sign a purchase contract with us and make down payment to us in cash. After making the downpayment, the customer arranges for a mortgage loan for the balance of the purchase price. Once the loan is approved, the mortgage loan proceeds are paid to us directly by the bank. Finally, we deliver the property to the customer. Legal title, as evidenced by a property ownership certificate issued by local land and construction bureaus, may not pass for a period of six to 12 months following delivery and acceptance.

As is customary in the property industry in China, we provide guarantees to mortgagee banks in respect of the mortgage loans provided to the purchasers of our properties up until completion of the registration of the mortgage with the relevant mortgage registration authorities. Guarantees for mortgages on residential properties are typically discharged when the individual property ownership certificates are issued. In our experience, the issuance of the individual property ownership certificates typically takes six to 12 months, so our mortgage guarantees typically remain outstanding for up to 12 months after we deliver the underlying property.

If a purchaser defaults under the loan while our guarantee is in effect, and we repay all debt owed by the purchaser to the mortgagee bank, the mortgagee bank must assign its rights under the loan to us. We are entitled to full recourse to the property after the registration of the mortgage. In line with what we believe is industry practice, we do not conduct independent credit checks on our customers but rely on the credit checks conducted by the mortgagee banks. As of December 31, 2004, 2005, 2006 and 2007, we guaranteed mortgage loans in the aggregate outstanding amounts of US$17.8 million, US$37.9 million, US$62.4 million and US$209.6 million, respectively.

After-sale Services and Delivery

We assist customers in arranging for and providing information relating to financing. We also assist our customers in various title registration procedures relating to their properties, and we have set up an ownership certificate team to assist purchasers to obtain their property ownership certificates. We offer various communication channels to customers to provide their feedback about our products or services. We also cooperate with property management companies that manage our properties and ancillary facilities, such as schools and clubhouses, to handle customer feedback.

We endeavor to deliver the units to our customers on a timely basis. We closely monitor the progress of construction of our property projects and conduct pre-delivery property inspections to ensure timely delivery. The time frame for delivery is set out in the sale and purchase agreements entered into with our customers, and we are subject to penalty payments to the purchasers for any delay in delivery caused by us. Once a property development has been completed, has passed the requisite government inspections and is ready for delivery, we will notify our customers and hand over keys and possession of the properties.

To ensure quality property management, we provide property management services to purchasers until they have become statutorily entitled to elect their own property management companies. As of the date of this annual report, owners of all of our developments who have become statutorily entitled to elect their property management companies have continued to choose us to manage their properties.

Our property management services include security, landscaping, building management and management of public facilities and equipment, and additional services, such as cultural activities, housekeeping and repair. We are currently managing approximately 1,000,000 square meters, comprising more than 10,000 residential units.

Our Leased Properties and Real Estate Related Services

Ancillary to our property development operations, we also lease certain properties, including an elementary school, a clubhouse, a kindergarten and parking facilities. The rental income of our lease operations represented 0.4%, 0.2%, 0.1%, and 0.1%, respectively, of our revenues for the years ended December 31, 2004, 2005, 2006 and 2007.

We also provide property management services and other real estate related services such as landscaping and installing intercom systems, through three of our subsidiaries, Henan Xinyuan Property Management Co., Ltd., Zhengzhou Mingyuan Landscape Engineering Co., Ltd. and Zhengzhou Xinyuan Computer Network Engineering Co., Ltd. We also provided real estate agency services through our subsidiary, Henan Xinyuan Real Estate Agency Co., Ltd., which we are liquidating and discontinuing this service. See “Item 4. Information on the Company—B. Business Overview—Our Property Development Operations—Project Construction and Management.” We acquired these four subsidiaries from Mr. Yong Zhang and Ms. Yuyan Yang, two of our directors and shareholders, on August 30, 2006. For the year ended December 31, 2006 and 2007, revenues from our real estate related services represented 0.4% and 1.2% of our total revenues for those periods, respectively.

Quality Control

We emphasize quality control to ensure that our buildings and residential unit meet our standards and provide high quality service. We select only experienced design and construction companies. We provide customers with warranties covering the building structure and certain fittings and facilities of our property developments in accordance with the relevant regulations. To ensure construction quality, our construction contracts contain quality warranties and penalty provisions for poor work quality. In the event of delay or poor work quality, the contractor may be required to pay pre-agreed damages under our construction contracts. Our construction contracts do not allow our contractors to subcontract or transfer their contractual arrangements with us to third parties. We typically withhold 5% of the agreed construction fees for two to five years after completion of the construction as a deposit to guarantee quality, which provides us assurance for our contractors’ work quality.

Our contractors are also subject to our quality control procedures, including examination of materials and supplies, on-site inspection and production of progress reports. We require our contractors to comply with relevant PRC laws and regulations, as well as our own standards and specifications. Despite the “turnkey” nature of the construction contracts, we closely monitor the construction work for quality, timing and cost control reasons. Our project construction management team consists of 155 employees as of December 31, 2007, all of whom are professionally qualified civil engineers or surveyors and are responsible for supervising and managing the construction costs, construction schedule and quality of the construction work. We set up a profile for each and every unit constructed and monitor the quality of such unit throughout its construction period until its delivery. We also employ independent surveyors to supervise the construction progress. In addition, the construction of real estate projects is regularly inspected and supervised by PRC governmental authorities.

Competition

The real estate industry in China is highly competitive. In the Tier II cities we focus on, the markets are relatively more fragmented than Tier I cities. We compete primarily with local and regional property developers and an increasing number of large national property developers have also started to enter these markets. Our competitors may have greater financial or other resources than us. Competitive factors include the geographical location of the projects, the types of products offered, brand recognition, price, designing and quality. See “Item 3. Key Information—D. Risk Factors—Risk Relating to the Residential Property Industry in China—We face intense competition from other real estate developers.” In the Tier II cities in which we operate, our major competitors include China Overseas Property Ltd., China Vanke Co., Ltd., Sunshine 100, China Resources Land Limited, Henan Zhengshang Real Estate Co., Ltd., Henan New Greatwall Real Estate Co., Ltd. and Longhu Real Estate Co., Ltd.

Intellectual Property Rights

We rely on a combination of trademarks, service marks, domain name registrations, copyright protection and contractual restrictions to establish and protect our brand name and logos, marketing designs and internet domain names.

We have registered the trademark of “ ” and the associated logo for the real estate related service in the PRC. We have also applied the same trademark for other goods and services directly or indirectly related to our business operations, to strengthen the protection of our trademark and brand. All these trademark applications are pending examination and approval. We have also registered the Internet domain name “www.xyre.com” and other related domain names.

In the PRC, the registration and protection of a company’s corporate name is regional and limited to its related industry. Although we have registered our corporate name “Xinyuan” in the provinces where we operate, we cannot prevent others from registering the same corporate name in other provinces or in other industries. If a company first registers “Xinyuan” as its corporate name in a province other than Henan Province, Shandong Province, Jiangsu Province, Anhui Province and Sichuan Provinces or in another industry, we will have to adopt another corporate name if we plan to enter that market or industry.

Insurance

We do not maintain insurance policies for properties that we have delivered to our customers, nor do we maintain insurance coverage against potential losses or damages with respect to our properties before their delivery to customers. In addition, our contractors typically do not maintain insurance coverage on our properties under construction. We believe that third-party contractors should bear liabilities from tortuous acts or other personal injuries on our project sites, and we do not maintain insurance coverage against such liabilities. There are certain types of losses, such as losses from natural disasters, terrorist attacks, construction delays and business interruptions, for which insurance is either not available or not available at a reasonable cost. We believe our practice is consistent with the customary industry practice in China.

Environmental Matters

As a developer of property in the PRC, we are subject to various environmental laws and regulations set by the PRC national, provincial and municipal governments. These include regulations on air pollution, noise emissions, as well as water and waste discharge. We in the past have never been required to pay any penalties associated with the breach of any such laws and regulations. Compliance with existing environmental laws and regulations has not had a material adverse effect on our financial condition and results of operations, and we do not believe it will have such an impact in the future.

Our projects are normally required to undergo an environmental impact assessment by government-appointed third parties, and a report of such assessment needs to be submitted to the relevant environmental authorities in order to obtain their approval before commencing construction. Upon completion of each project, the relevant environmental authorities inspect the site to ensure the applicable environmental standards have been complied with, and the resulting report is presented together with other specified documents to the relevant construction administration authorities for their approval and record. Approval from the environmental authorities on such report is required before we can deliver our completed work to our customers. In the past, we have not experienced any difficulties in obtaining those approvals for commencement of construction and delivery of completed projects. However, we cannot assure you that we will not experience any difficulties in the future. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Environmental Protection in Construction Projects.”

Employees

As of December 31, 2007, we had 633 full time employees. The following table sets forth the number of our full time employees categorized by function as of the period indicated:

	As of December 31, 2005	As of December 31, 2006	As of December 31, 2007
Management	4	12	19
Finance	20	45	69
Planning and development	22	58	90
Project construction management	33	73	155
Sales and marketing	54	112	171
Property management	18	26	32
Administrative and human resources	15	53	89
Legal and audit	—	3	8

Total	166	382	633

During the year ended December 31, 2007, our subsidiary, Henan Xinyuan Property Management Co., Ltd., also hired approximately 580 temporary employees, most of whom provided security and housekeeping services relating to property management.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing funds, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2004, 2005, 2006 and 2007 was US$150,388, US$236,162, US$406,060 and US$1,476,405, respectively.

On August 11, 2007, we granted share options awards for an aggregate of 6,802,495 common shares to our directors, employees, consultants and employees of our equity investee. On November 5, 2007, we granted options for an aggregate of 2,441,844 common shares to our directors, management, key employees and employees of our equity investee.

We have entered into non-competition agreements with our management and key personnel, which prohibit them from engaging in any activities that compete with our business during, and for one or two years after, the period of their employment with our company. We have also entered into confidentiality agreements with all of our employees.

We offer training programs for our employees, third-party contractors and outsourced employees. We sponsor senior managers for executive MBA programs and other senior employees for part-time non-degree MBA courses at top universities in China. We also invite industry experts to give lectures to our employees and provide training to our third-party contractors.

We have not been subjected to any strikes or other labor disturbances that have interfered with our operations, and we believe that we have a good relationship with our employees. Our employees are not covered by any collective bargaining agreement.

Regulation

The PRC government regulates the real estate industry. This section summarizes the principal PRC regulations relating to our business.

We operate our business in China under a legal regime consisting of the National People’s Congress, State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including MOHURD, the Ministry of Land and Resources, or MLR, MOFCOM, NDRC, SAIC, and SAFE, and their respective authorized local counterparts.

Regulations on Land

The Law of the PRC on Land Administration, promulgated on June 25, 1986 and amended on August 28, 2004 by the Standing Committee of National People’s Congress, distinguishes between the ownership of land and the right to use land. All land in the PRC is either state-owned or collectively-owned, depending on location. Generally, land in urban areas within a city or town is state-owned, and all land in the rural areas of a city or town and all rural land, unless otherwise specified by law, is collectively-owned.

Although all land in the PRC is owned by the governments or by the collectives, private individuals and businesses are permitted to hold, lease and develop land for a specified term without ever owning the land, the duration of which depends on the use purpose of the land. These rights to use land are termed land use rights.

Under the Interim Regulations of the PRC on Grant and Transfer of the Right to Use State-owned Land in Urban Areas, promulgated on and effective as of May 19, 1990 by the State Council, enterprises, companies and other organizations who intend to hold, lease and develop the land, or Land Users, shall pay a premium to the government as consideration for the grant of the land use rights on terms of use prescribed by the government, and a Land User may transfer, lease and mortgage or otherwise commercially exploit the land use rights within such terms of use. The land administration authority shall enter into a contract with the Land User for grant of the land use rights. The Land User shall pay the grant premium as stipulated in the grant contract. After paying the grant premium in full, the Land User shall register with the land administration authority and obtain a land use rights certificate. The certificate evidences the acquisition of the land use rights.

The Regulations on the Grant of State-Owned Construction Land Use Rights through Competitive Bidding, Auction and Listing-for-Sale, (formerly known as the Regulation on the Grant of State-Owned Land Use Rights through Competitive Bidding, Auction and Listing-for-Sale) promulgated by the MLR on May 9, 2002 and amended on September 21, 2007, provides that the land for industrial use (except for mining), commercial use, tourism, entertainment and commodity housing development shall be granted by way of competitive bidding, public auction or listing-for-sale. The land use rights are granted to the bidder with the highest bid/tender in accordance with the terms and conditions of the bid/tender, or to the bidder who can best fullfill the comprehensive evaluation standards of the bid. The successful bidder/tender will then enter into a grant contract with the local land administration authority. Only after the successful bidder/tender has paid the land premium in full under the land grant contract, can the successful bidder/tender apply for the land registration and obtain the land use right certificate.

Under the Urgent Notice of Further Strengthening the Administration of the Land, issued by the MLR on May 30, 2006, the land administration authority is required to rigidly implement the model contract of the state-owned land use rights grant contract and model contract of the state-owned land use rights grant supplementary agreement (for trial implementation) jointly promulgated by the MLR and SAIC. The requirements of planning, construction and land use, such as the restriction of the dwelling size, plot ratio and the time limit for commencement and completion, should be ascertained and agreed to in the land use rights grant contract.

The Property Law of the PRC, promulgated on March 16, 2007 and effective as of October 1, 2007, further clarified land use rights in the PRC with the following rules:

•	the land use rights for residence will be automatically renewed upon expiry;

•	the car parks and garages within the building area planned for vehicle parks shall be used to meet the needs of the owners who live in the building first;

•

the construction of buildings shall abide by relevant laws and regulations with regard to the construction planning and shall not affect the ventilation of or lighting to the neighboring buildings; and

•

where the land use rights for construction use are transferred, exchanged, used as a capital contribution, donated to others or mortgaged, an application for modification registration shall be filed with the registration department.

Local Regulations on Land

The Measures for Implementation of Land Administration Law of Henan Province, promulgated on September 24, 1999 and amended on November 26, 2004, provides that the entities obtaining state-owned land use rights by means of grant and other means of valuable consideration may use the land only after paying the required consideration, such as the grant premium, and other relevant fees.

The Land Administration Regulations of Jiangsu Province, promulgated on October 17, 2000 and amended on April 16, 2004, provides that the grant premium of state-owned land use rights shall not be less than the lowest price fixed by the provincial government. The specific procedures and measures concerning the grant, bid invitation, auction and grant of state-owned land use rights shall be subject to the regulations of the provincial people’s government.

The Measures on the Grant of State-Owned Land Use Rights through Competitive Bidding, Auction and Listing-for-Sale of Jiangsu Province, promulgated on May 19, 2003 and effective as of July 1, 2003, provides that the land price for grant of state-owned land use rights by means of competitive bidding, auction and listing-for-sale shall be fixed by the local land authority after an institution qualified for land valuation has carried out the valuation according to the technical guidelines issued by the central and provincial governments.

The Measures of Anhui Province for Implementation of the Land Administration Law, promulgated on December 20, 1987 and amended on June 26, 2004, provides that the grant, capital contribution, transfer and mortgage of state-owned land use rights involving land price valuation shall be evaluated by an institution qualified for land valuation and report to the relevant land administration for filing.

Regulations on Establishment of a Real Estate Development Enterprise

Pursuant to the Law of the PRC on Administration of Urban Real Estate, or Urban Real Estate Law, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994 and amended on August 30, 2007, a developer is defined as “an enterprise which engages in the development and sale of real estate for the purposes of making profits.”

Under the Regulations on Administration of Development of Urban Real Estate, or Development Regulation, promulgated by the State Council on and effective as of July 20, 1998, a real estate development enterprise must satisfy the following requirements:

•	has a registered capital of not less than RMB1 million; and

•	has four or more full time professional real estate/construction technicians and two or more full time accounting officers, each of whom shall hold the relevant qualifications.

The Development Regulations also allow people’s governments of the provinces, autonomous regions and/or municipalities directly under the central government to impose more stringent requirements regarding the registered capital and qualifications of professional personnel of a real estate development enterprise according to the local circumstances.

To establish a real estate development enterprise, the developer is required to apply for registration with the department of administration of industry and commerce. The developer must also report its establishment to the real estate administration authority in the location of the registration authority within 30 days upon receipt of its business license.

Xinyuan (China) Real Estate, Ltd., Henan Xinyuan Real Estate Co., Ltd., Suzhou Xinyuan Real Estate Development Co., Ltd., Henan Wanzhong Real Estate Co., Ltd., Shandong Xinyuan Real Estate Co., Ltd., Qingdao Xinyuan Real Estate Co., Ltd., Anhui Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate (Chengdu) Co., Ltd., Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., Beijing Xinyuan Wanzhong Real Estate Co., Ltd., and Kunshan Xinyuan Real Estate Co., Ltd. are registered as real estate development enterprises.

Local Regulations on Establishment of a Real Estate Development Enterprise

Under the Regulations on Administration of Development of Urban Real Estate of Henan Province promulgated on May 31, 2002 by the Standing Committee of Henan People’s Congress and amended on January 24, 2005, a real estate development enterprise must satisfy the following requirements:

•	has a registered capital of not less than RMB2 million; and

•	has five or more full time professional real estate/construction technicians and two or more full time accounting officers, each of whom shall hold the required qualifications.

Regulations on Foreign Invested Real Estate Enterprise

Industrial Restriction

Under the Catalogue of Industries for Guiding Foreign Investment, promulgated on October 31, 2007 jointly by MOFCOM and the NDRC and effective as of December 1, 2007, the development of whole land lot which shall be operated only by sino-foreign equity joint ventures or co-operative joint ventures, the construction and operation of high-end hotels, villas, premium office buildings, international conference centers and large-scale scheme parks, and the real estate intermediary services and second transaction market fall within the category under which foreign investment is restricted. The construction and operation of golf course falls within the category under which foreign investment is forbidden. The development and construction of ordinary residential properties was removed from the “encouraged” category of investments and, together with other types of real estate-related business, is not specifically mentioned in the catalogue. We have been advised by our PRC counsel that this means that they continue to be permitted by MOFCOM and the NDRC.

Xinyuan (China) Real Estate, Ltd. is a wholly foreign owned enterprise and targets the development of ordinary residential properties in which foreign investment is permitted.

Circular No. 171

Considering the increasing foreign investment in the real estate industry in recent years, MOHURD, MOFCOM, NDRC, PBOC, SAIC, and SAFE jointly promulgated the Opinion on the Regulation of Entry and Administration of Foreign Investment in the Real Estate Market, or Circular No. 171, on July 11, 2006, which may impact foreign investment in the real estate industry in the following areas:

•

Circular No. 171 requires a foreign invested real estate enterprise, or FIREE, with total investments equating to or exceeding US$10 million to have a registered capital consisting of no less than 50% of its total amount of investment. FIREEs with total investments below US$10 million shall have a registered capital in amounts pursuant to and consistent with existing regulations.

The ratio of registered capital and total investment of Xinyuan (China) Real Estate, Ltd. meets such requirement.

•

upon payment of the land use rights grant premium, the FIREE can apply to the land administration authority for a land use rights certificate. Upon obtaining the land use rights certificate, an FIREE may then obtain a recertification of its existing Foreign Invested Enterprises Approval Certificate, or FIEAC, and the Business License, with the same validity period as that of such land use rights certificate; following which, the FIREE may apply to the tax administration for tax registration purposes.

The valid terms on the FIEAC and Business License of Xinyuan (China) Real Estate, Ltd. are 10 years.

•

when a foreign investor merges with a domestic real estate enterprise, or acquires an FIREE’s equity or project, the investor is required to submit a guarantee which ensures the compliance with the provisions of the land use rights grant contract, construction site planning permit and construction work planning permit, and the land use rights certificate, and the modification certification issued by the construction authorities, and the tax payments certification issued by the relevant tax authorities.

•

foreign investors which merge with domestic real estate development enterprises by share transfers or other methods, or which acquire the equity of a PRC party in joint venture enterprises, shall allocate their employees appropriately, deal with bank debts and settle the lump sum payment of the transfer price through self-owned funds. However, a foreign investor with an unfavorable record should not be allowed to conduct any of the aforesaid activities.

•

FIREEs which have not paid up their registered capital fully, or failed to obtain a land use rights certificate, or with under 35% of the total capital required for the project, will not be allowed to obtain a loan in or outside China, and foreign exchange administration departments shall not approve any settlement of foreign loans by such enterprises.

•	any sino or foreign investors in an FIREE shall not guarantee fixed profit returns or provide other arrangements to the same effect for any party in any form.

Circular No. 50

On May 23, 2007, MOFCOM and SAFE issued Notice on Further Strengthening and Standardizing the Approval and Administration of Foreign Direct Investments in Real Estate Enterprises, which will have a significant impact on foreign investments in the PRC real estate sector. Some of the key developments in this area are as follows:

•	the local governments/authorities that approve FIREE establishments are now required to file such approvals with MOFCOM;

•

prior to establishing a FIREE, foreign investors are required to obtain land use rights or the ownership of a real estate project, or the investor should have entered into an indicative land grant contract or indicative project purchase agreement with the land administrative department, developer of the land or owner of the property;

•	the practice of allowing foreign investors taking over local project companies by way of roundtrip investment is strictly controlled; and

•

a foreign invested enterprise that intends to engage in real estate development, or an existing FIREE which intends to undertake a new real estate development project, shall first apply to the relevant authorities for such business scope and scale expansion in accordance with laws and regulations on foreign investments.

Circular No. 130

On July 10, 2007, SAFE promulgated the Notice on Publicity of the List of 1st Group of Foreign Invested Real Estate Projects Filed with MOFCOM, which is a strict embodiment and application of Circular No. 50, under which some notices will have a significant impact on offshore financings of FIREEs. Some of the key developments in this area are as follows:

•

an FIREE which has obtained an FIEAC (including new establishment and registered capital increase) and filed with MOFCOM after June 1, 2007 may not incur foreign debt or convert loans in foreign currency into RMB; and

•

an FIREE which obtains an FIEAC after June 1, 2007 but fails to file with MOFCOM after June 1, 2007, may not conduct a foreign exchange registration nor a foreign exchange conversion of its registered capital.

Regulations on Qualifications of Developer

Under the Rules on the Administration of Qualifications of Real Estate Developers promulgated on March 29, 2000 by MOHURD and effective as of March 29, 2000, a developer shall apply for registration of its qualifications. An enterprise may not engage in the development and sale of real estate without a qualification classification certificate for real estate development.

In accordance with the above rules, developers are classified into four classes: class I, class II, class III and class IV. A developer that passes the qualification examination will be issued a qualification certificate of the relevant class by the relevant construction authority.

A developer of any qualification classification may only engage in the development and sale of real estate within its approved scope of business and may not engage in business of another classification. A class I developer is not restricted as to the scale of the real estate projects to be developed and may undertake real estate development projects anywhere in the country. A developer of class II or lower may undertake projects with a gross area of less than 250,000 square meters and the specific scope of business shall be as confirmed by the local construction authority.

Under the Development Regulations, real estate administration authorities shall examine all applications for the registration of the qualifications of a developer when it reports its establishment, by considering its assets, professional personnel and business results. A developer shall only undertake real estate development projects in compliance with the approved qualification registration.

After a newly established developer reports its establishment to the real estate administration authority, the latter shall issue a temporary Qualification Certificate to the eligible developer within 30 days of its receipt of the above report. The developer shall apply for the qualification classification by the real estate administration authority within one month before expiry of the temporary Qualification Certificate.

Local Regulations on Qualifications of Developer

The Regulations on Administration of Development of Urban Real Estate of Henan Province provides the following:

•	a class I developer is not restricted as to the scale of the real estate development projects it may undertake and may undertake real estate development projects anywhere in the PRC;

•	a class II developer may undertake projects with a gross area of less than 250,000 square meters;

•	a class III developer may undertake projects with a gross area of less than 100,000 square meters;

•	a class IV developer may undertake projects with a gross area of less than 30,000 square meters; and

•	a developer with temporary qualification may undertake relevant projects in accordance with its certificate.

The Rules on the Administration of Qualifications of Real Estate Developers of Shandong Province promulgated on March 8, 2005 provides the following:

•	a class I developer is not restricted as to the scale of the real estate development projects it may undertake and may undertake real estate development projects anywhere in the PRC;

•	a class II developer may undertake projects with a gross area of less than 250,000 square meters anywhere in the province;

•	a class III developer may undertake projects with a gross area of less than 150,000 square meters anywhere in the province;

•	a class IV developer may undertake projects with a gross area of less than 100,000 square meters in the city where it is located; and

•	a developer with temporary qualification may undertake relevant projects complying with its actual conditions such as registered capital and personnel in the city where it is located.

Henan Xinyuan Real Estate Co., Ltd. is classified as a class I developer. Shandong Xinyuan Real Estate Co., Ltd. is classified as a class III developer. Suzhou Xinyuan Real Estate Development Co., Ltd., Henan Wanzhong Real Estate Co., Ltd., Anhui Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate (Chengdu) Co., Ltd., Kunshan Xinyuan Real Estate Co., Ltd. and Xinyuan (China) Real Estate, Ltd. hold temporary qualifications.

Regulations on Development of a Real Estate Project

Commencement of a Real Estate Project and the Idle Land

Under the Urban Real Estate Law, those who have obtained the land use rights through grant must develop the land in accordance with the terms of use and within the period of commencement prescribed in the contract for the land use rights grant.

According to the Measures on Disposing Idle Land promulgated by the MLR and enforced on April 28, 1999, with regards to the land for a real estate project which is obtained by grant and is within the scope of city planning, if the construction work has not been commenced within one year upon the commencement date as set forth in the land use rights grant contract, a surcharge on idle land equivalent to less than 20% of the grant premium may be levied; if the construction work has not been commenced within two years thereupon, the land can be confiscated without any compensation, unless the delay is caused by force majeure, or the acts of government or acts of other relevant departments under the government, or by indispensable preliminary work.

Planning of a Real Estate Project

According to the City Planning Law of the PRC promulgated by the Standing Committee of the National People’s Congress on December 26, 1989 and effective as of April 1, 1990, city planning authorities at the county level and above are responsible for city planning in the administrative areas under their jurisdiction. The purpose and function of a real estate project within an urban area must be consistent with the city planning issued by the city planning authority.

The Notice of MOHURD on Strengthening the Planning Administration of Assignment and Transferring Right to Use State-owned Land, promulgated by MOHURD on December 26, 2002, provides that after signing a land use rights grant contract, a developer shall apply for an Opinion on Construction Project’s Site Selection and a Permit for Construction Site Planning with the city planning authority.

The Law of the PRC on Urban and Rural Planning, promulgated by the National People’s Congress on October 28, 2007 and effective as of January 1, 2008, provides that after obtaining a Permit for Construction Site Planning, a developer shall prepare the necessary planning and design work. Upon obtaining the approval of the authorities, a Permit for Construction Work Planning will be issued by the relevant planning authority.

Relocation

Under Regulations of Administration on City Housing Demolition promulgated by the State Council on June 13, 2001 and effective as of November 1, 2001, upon obtaining approvals for a construction project, a permit for construction site planning, state-owned land use rights and a verification of deposit to compensate parties that are affected by the relocation payable by the developer by a bank, a developer may apply to the local real estate administration authorities where the real estate is located for a permit for housing demolition and removal.

Upon granting a demolition and removal permit, the real estate administration department must issue a demolition and removal notice to the inhabitants of the area.

Construction of a Real Estate Project

According to the Measures for the Administration of Construction Permits for Construction Projects promulgated by MOHURD on October 15, 1999 and amended and effective as of July 4, 2001, after obtaining the Permit for Construction Work Planning, a developer shall apply for a Construction Permit from the relevant construction authority.

Completion of a Real Estate Project

According to the Development Regulations and the Interim Provisions on the Acceptance Examination Upon the Completion of Construction Work and Municipal Infrastructure promulgated on June 30, 2000 by MOHURD and effective as of June 30, 2000, and the Interim Measures for Reporting Details Regarding Acceptance Examination Upon Completion of Construction Work and Municipal Infrastructure promulgated on April 7, 2000 by MOHURD and effective as of April 7, 2000, a real estate project must comply with the relevant laws and other regulations, requirements on construction quality, safety standards and technical guidance on survey, design and construction work, as well as provisions of the relevant construction contract. After the completion of works for a project, the developer shall apply for an acceptance examination to the construction authority and shall also report details of the acceptance examination to the construction authority. A real estate development project may only be delivered after passing the acceptance examination.

Regulations on Sale of Commodity Properties

Under the Measures for Administration of Sale of Commodity Properties promulgated by MOHURD on April 2001, the sale of commodity properties can include both pre-completion and post-completion sales.

Pre-completion Sales

In accordance with the Measures for the Administration of Pre-completion Sale of Commodity Properties, or Pre-completion Sale Measure, promulgated in November 1994 by MOHURD and amended on July 20, 2004, a developer intending to sell a commodity building before its construction work’s completion must attend to the necessary pre-completion sale registration with the real estate administration authority of the relevant city or county to obtain a Permit for Pre-completion Sale of Commodity Properties.

Commodity properties may only be sold before completion provided that:

•	the grant premium has been paid in full for the grant of the land use rights involved and a land use rights certificate has been obtained;

•	a Permit for Construction Work Planning and a Construction Permit have been obtained;

•

the funds invested in the development of the commodity properties put up for pre-completion sale represent 25% or more of the total investment in the project and the progress of works and the completion and delivery dates have been ascertained; and

•	the pre-completion sale has been registered and a Permit for Pre-completion Sale of Commodity Properties has been obtained.

The Regulations on Administration of Development of Urban Real Estate of Henan Province also provides that commodity properties may only be sold before completion provided that half or more of the project has been completed and the construction schedule and delivery date has been specified in addition to compliance with the requirements under the Pre-completion Sale Measures.

The Regulations on Administration of Transfer of Urban Real Estate of Jiangsu Province promulgated on February 5, 2002 and amended on August 20, 2004 also provides that commodity properties may only be sold before completion in accordance with the requirements under the Pre-completion Sale Measures.

The Regulations on Administration on Urban Real Estate Transaction of Anhui Province, promulgated on May 29, 2000 and effective as of December 1, 2000, provides that the development enterprises which have obtained a Permit for Pre-completion Sale of Commodity Properties shall enter into relevant pre-sale contracts with the customers which shall be filed with the real estate administration authority of the relevant city or county.

Management of Proceeds from Pre-sales of Properties

The Pre-completion Sale Measures also provides that the proceeds obtained by a real estate developer from the advance sale of commodity properties must be used for the construction of the relevant projects. The specific measures for the supervision of proceeds from the pre-sale of commodity properties shall be formulated by the real estate administration authorities.

Under the Implementing Regulations on Supervision of Proceeds from Pre-sales of Commodity Properties of Jinan City, promulgated by Jinan Committee of Construction on September 26, 2005 and effective as of October 26, 2005, the proceeds from pre-sales of properties must be used in the construction of pre-sale projects, including the purchase of construction materials and equipments, remittance of construction fees and payable taxes, and should not be used for other purposes.

In accordance with the Implementing Opinions on Strengthening the Management of Pre-sale of Urban Commodity Properties, promulgated by the People’s Government of Sichuan Province on March 23, 2000, the proceeds from pre-sales of properties must be deposited in a special bank account opened by the developers, may only be used for the relevant construction work and shall not be used for other purposes. The relevant banks shall monitor the use of the proceeds of pre-sales and ensure that the proceeds are used in the designated way.

Post-completion Sales

In accordance with the Measures for Administration of Sale of Commodity Properties promulgated by MOHURD on April 4, 2001, commodity properties may be put up for post-completion sale only when the following preconditions for such sale have been satisfied:

•	the developer offering to sell the post-completion properties has a valid business license and a qualification classification certificate;

•	the developer has obtained a land use rights certificate or other approval documents of land use;

•	the developer has the relevant permit for construction project planning and the permit for construction;

•	the commodity properties have been completed, inspected and accepted as qualified;

•	the relocation of the original residents has been settled;

•

the supplementary and essential facilities for supplying water, electricity, heating, gas, communication, etc. have been made ready for use, and other supplementary facilities and public facilities have been made ready for use, or the schedule of construction and delivery date of such facilities have been specified; and

•	the property management plan has been completed.

Prior to a post-completion sale of a commodity property, a real estate developer is also required to submit the Real Estate Development Project Manual and other documents showing that the preconditions for a post-completion sale have been fulfilled to the real estate development authority.

Regulations on Property Ownership Certificates

Under the Sale Measures, the developers shall submit the documents relating to the application for property ownership certificates to the local real estate administration authorities within 60 days after the delivery of the property to customers. The developers shall assist customers to apply for amendments in the procedures for land use rights and registration procedures for property ownership.

In accordance with the Pre-completion Sale Measures, the purchasers shall apply for property ownership certificates to the local real estate administration authorities within 90 days after the delivery of pre-sale property to purchasers. The developers shall assist and provide the purchasers with necessary verifying documents. Where the purchasers fail to obtain the property ownership certificates within 90 days thereafter due to the developer’s faults, unless otherwise provided between the developers and the purchasers, the developers shall be liable for the breach of contract.

Regulations on Transfer, Mortgage and Lease

Transfer

According to the Urban Real Estate Law and the Provisions on Administration of Transfer of Urban Real Estate promulgated on August 7, 1995 by MOHURD and amended on August 15, 2001, a real estate owner may sell, bequeath or otherwise legally transfer real estate to another person or legal entity. When transferring a building, the ownership of the building and the land use rights to the site on which the building is situated are transferred as well.

The parties to a transfer shall enter into a real estate transfer contract in writing and register the transfer with the real estate administration authority having jurisdiction over the location of the real estate within 90 days of the execution of the transfer contract.

Where the land use rights were originally obtained by grant, the real property may only be transferred on the condition that:

•	the grant premium has been paid in full for the grant of the land use rights as provided by the grant contract and a land use rights certificate has been obtained;

•

the development has been carried out according to the grant contract: in the case of a project for which buildings are developed, development representing more than 25% of the total investment has been completed; in the case of a whole land lot development project, construction works have been carried out as planned, water supply, sewerage, electricity supply, heat supply, access roads, telecommunications and other infrastructure or utilities have been made available, and the site has been leveled and made ready for industrial or other construction purposes.

Mortgages of Real Estate

Under the Urban Real Estate Law and the Security Law of the PRC promulgated by the Standing Committee of the National People’s Congress on June 30, 1995 and effective as of October 1, 1995, and the Measures on the Administration of Mortgage of Buildings in Urban Areas promulgated by MOHURD in May 1997 and amended on August 15, 2001, when a mortgage is created on the ownership of a building on state-owned land legally obtained, a mortgage shall be simultaneously created on the land use rights of the land on which the building is erected. Land use rights occupied by the properties shall also be mortgaged at the same time. The mortgager and the mortgagee shall sign a mortgage contract in writing. Within 30 days after a real estate mortgage contract has been signed, the parties to the mortgage shall register the mortgage with the real estate administration authority in the city where the real estate is situated. A real estate mortgage contract shall become effective on the date of registration of the mortgage. If a mortgage is created on the property placed on pre-sale or which is still undergoing construction, the registration authority will, when registering the mortgage, record such details on the mortgage contract. If the construction of the property is completed during the term of a mortgage, the parties involved will have to re-register the mortgage after the issuance of the relevant certificates evidencing the rights and ownership to the real estate.

Lease

Under the Urban Real Estate Law and the Measures for Administration of Leases of Buildings in Urban Areas promulgated by MOHURD on April 28, 1995 and effective as of June 1, 1995, the parties to a lease of a building shall enter into a lease contract in writing. When a lease contract is signed, amended or terminated, the parties shall register the details with the real estate administration authority in which the building is situated.

Regulations on Real Estate Financing

Under the Notice of the People’s Bank of China on Regulating Home Financing Business promulgated by the PBOC on June 19, 2001, all banks must comply with the following requirements prior to granting residential property loans, individual home mortgage loans and individual commercial flat loans:

•

housing development loans from banks shall only be granted to real estate development enterprises with approved development qualifications and high credit ratings. Such loans shall be offered to residential projects with good market potential. The borrowing enterprise must provide capital of no less than 30% of the total investment required of the project, and the project itself must have been issued with a land use rights certificate, a permit for construction site planning, a permit for construction work planning and a construction permit.

•

in respect of the grant of individual commercial flat loans, the mortgage ratio for such application shall not exceed 60%, with a maximum loan period of 10 years and on the condition that the subject commercial properties have already been completed.

The Circular on Further Strengthening the Management of Loans for Property Business, promulgated on June 5, 2003 by the PBOC, specifies that Commercial banks shall not grant loans to property developers for the purposes of paying for the land premium.

The Guidance on Risk Management of Property Loans of Commercial Banks, issued by China Banking Regulatory Commission on September 2, 2004, provides that any developer applying for real estate development loans shall have at least 35% of capital funds required for the development.

The Opinion of MOHURD and Other Departments on Adjusting the Housing Supply Structure and Stabilizing the Property Prices, issued on May 24, 2006 by the State Council, provides that:

•

to tighten the control of advancing loan facilities, commercial banks are not allowed to advance their loan facilities to developers who do not have the required 35% or more of the total capital for the construction projects. The commercial banks should be prudent in granting loan facilities and/or revolving credit facilities in any form to the developers who have a large number of idle land parcels and unsold commodity properties. Banks shall not accept mortgages of commodity properties remaining unsold for more than three years;

•

from June 1, 2006 and onward, purchasers are required to pay a minimum of 30% of the purchase price as down payment for self-use purposes. However, if purchasers purchase apartments with a floor area of less than 90 square meters for self-use, the existing requirement of 20% of the purchase price as down payment remains unchanged.

The Circular on Strengthening the Management of Commercial Real Estate Credit Facilities, issued on September 27, 2007 by PBOC and China Banking Regulatory Commission, as supplemented on December 5, 2007, provides that:

•

the minimum down payment for any purchase of first self-use residential property with a unit GFA of less than 90 square meters is 20% of the purchase price of the property. The minimum down payment for any purchase of first self-use residential property with a unit GFA of 90 square meters or more is 30% of the purchase price of the property.

•

the minimum down payment for any purchase of second or subsequent residential property is 40% of the purchase price, if the purchaser had obtained a bank loan for the purchase of his or her first property, and the interest rate for bank loans of such purchase shall not be less than 110% of the PBOC benchmark rate of the same period and category. For further purchases of properties, there would be upward adjustments on the minimum down payment and interest rate for bank loan.

•

the minimum down payment for any purchase of a commercial property is 50% of the purchase price, and the interest rate for bank loans of such purchase shall not be less than 110% of the PBOC benchmark rate, for a term of no more than 10 years.

•

if a family member (including the purchaser and his / her spouse and their children under 18) has financed the purchase of a residential property with bank loans from banks, any member of the family that purchases another residential property will be regarded as a second-time property purchaser.

•	commercial banks are allowed to set forth specific implementing rules for themselves in accordance with the provisions of this circular.

Regulations on Housing Supply and Stabilizing Housing Prices

The Opinion of MOHURD and Other Departments on Adjusting the Housing Supply Structure and Stabilizing Property Prices provides the following:

•	as of June 1, 2006, at least 70% of approved areas for property development must be used for the development of apartments measuring less than 90 square meters;

•	as from June 1, 2006, premises sold within five years of purchase will also be subject to a 5% business tax on the sales price;

•

commercial banks must not grant loans to any developer whose total investment capital contributed is less than 35% and must not accept any premises that have been left vacant for more than three years as security;

•

land that has been left idle for two years or more will be repossessed by the government without any compensation payment to the developer. Also, land will be treated as being left idle if construction has been halted for more than one year and the total area developed is less than one-third of the whole project area or the capital invested is less than a quarter of the total investment;

•	there will be no supply of land for villas and other equivalent real estate development projects, while land allocation for low-density, large housing developments will remain tight; and

•

no planning permit, construction permit or premises pre-sale permit is to be issued for projects that do not comply with the abovementioned requirements, in particular composite structure projects that exceed planning requirements.

Regulations on Environmental Protection in Construction Projects

Under the Regulations on the Administration of Environmental Protection in Construction Projects, or Environmental Regulations, promulgated by the State Council on November 29, 1998 and effective as of the same date, each construction project is subject to an environmental impact assessment by the relevant authorities.

According to the Environmental Regulations, a developer is required to submit an environmental impact report, or an environmental impact report form, or an environmental impact registration form (as the case may be) to the relevant environmental protection administration for approval during the project’s feasibility analysis stage. In the meantime, if any ancillary environmental protection facilities are necessary in the construction project, such facilities are required to be designed, constructed and used in conjunction with the main project. After completion of the project, the developers are required to apply to the relevant environmental protection administrations for final acceptance examination in respect of any ancillary environmental protection facilities. Construction projects are approved for use after passing the said acceptance examination.

The Environmental Impact Assessment Law, promulgated by the National People’s Congress on October 28, 2002 and effective as of September 1, 2003, provides that if the environmental impact assessment documents of a construction project have not been examined by the relevant environmental protection administrations or are not approved after examination, the authority in charge of examination and approval of the project shall not approve construction on the project, and the construction work unit may not commence work.

On July 6, 2006, the State Environmental Protection Administration issued its Circular on Strengthening the Environmental Protection Examination and Approval and Strictly Controlling New Construction Projects, which provides for stringent examination and approval procedures for various real estate development projects. It also stipulates that no approvals may be issued for new residential projects or extensions in industry development zones, areas impacted by industrial enterprises or areas where such development poses potential harm to residents’ health.

Regulations on Property Management

The Property Management Rules, amended by the State Council on August 26, 2007 and effective as of October 1, 2007, provide that property owners have the right to appoint and dismiss property service enterprises (formerly known as property management enterprises). The rules also establish a regulatory system for property service enterprises, which encompasses the following regulations:

•

the Measures for the Administration of Qualifications of Property Service Enterprises (formerly known as the Measures for the Administration of Qualifications of Property Management Enterprises) amended by MOHURD and effective as of November 26, 2007, provide that property service enterprises must apply to the local branch of MOHURD and undertake a qualification examination to obtain a Property Service Qualification Certificate. A property service enterprise must pass the Property Service Qualification (formerly known as the Property Management Qualification), or PSQ examination in order to engage in property management. Property service enterprises are classified as Class I, II or III. Different classes of service enterprises have different establishment requirements and may manage different types of premises.

•

the Provisional Measures on the Administration of Initial Property Management Bid-inviting and Bidding, promulgated on June 26, 2003 by MOHURD, provides that prior to the selection of the Property Owners’ Committee, or POC, the property developer shall select a property management enterprise to provide property management services.

•

the NDRC and MOHURD jointly promulgated the Rules on Property Management Service Fees on November 13, 2003, which provides that property management fees shall be determined by mutual consent between the POC and the property management enterprise, and set forth in writing in the property management service contract.

Henan Xinyuan Property Management Co., Ltd. is a Class II property management company. It does not manage any property outside Zhengzhou.

Regulations on Real Estate Intermediary Services

In accordance with the Administrative Regulations Regarding Urban Real Estate Intermediary Services promulgated on January 8, 1996 and amended on August 15, 2001 by MOHURD, a real estate intermediary service provider is required to:

•	pass the required examinations and obtain the Real Estate Intermediary Institution Registration Certificate, or IIRC;

•	have its own name, a minimum number of professionals, properties and funds, and an office from which it can provide services;

•	be approved by the local construction administration authorities;

•	register with the local real estate administration authorities within one month after obtaining its business license; and

•	establish branches in areas where it wishes to work outside the province in which it is registered and submit its original IIRC for filing with MOHURD’s local branch in such locale.

Henan Xinyuan Real Estate Agency Co., Ltd. has obtained an IIRC which states that the company has registered with the local construction administration authorities on December 22, 2005, which status expired on March 31, 2008. We are discontinuing our agency service and will not renew the IIRC.

Regulations on Urban Landscaping Services

The Regulations Regarding Urban Landscape promulgated on June 22, 1992 by the State Council and the Measures on Administration of Qualifications of Urban Landscaping Enterprises promulgated on July 4, 1995 provide the following:

•	any enterprise that wishes to provide landscaping services must apply to MOHURD’s local branch for an urban landscaping qualification, or ULQ, certificate; and

•

if a landscaping enterprise wishes to provide landscaping service outside the province where it is registered, it must establish branches in such locales and submit its original ULQ certificate for filing with MOHURD’s respective local branch.

Local Regulations on Urban Landscaping Services

On August 7, 2006, the Construction Bureau of Henan promulgated the Implementation Measures on the Administration of Qualifications of Urban Landscaping Enterprise in Henan. These measures require a newly-established landscaping enterprise to apply to the local construction administration for a temporary Class III qualification. The requirements for a temporary Class III qualification are the same as for a Class III qualification (except no requirement for experience). A temporary Class III qualification is valid for two years, after which, the local construction administration authority shall issue a Class III qualification if enterprises successfully pass the examination. Otherwise, the local construction administration authority shall extend the temporary qualification term or withdraw the temporary Class III qualification. A ULQ certificate is subject to an annual inspection by the local construction administration authorities.

Zhengzhou Mingyuan Landscape Engineering Co., Ltd. is now a Class III urban landscaping service company. Its qualification will expire on November 11, 2011.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of May 2008.

(1)	The other shareholders of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. are Zhengzhou General Construction Investment Company (50%) and Zhengzhou Jiantou Project Consulting Co., Ltd. (5%).
(2)	Henan Xinyuan Real Estate Agency Co., Ltd. is being liquidated.
(3)	Since December 31, 2007, we have established six companies: Kunshan Xinyuan Real Estate Co., Ltd., Beijing Xinyuan Wanzhong Real Estate Co., Ltd., Zhengzhou Xinxi Architectual Decoration Engineering, Ltd., Zhengzhou Wanzhong Architectual Decoration Engineering Co., Ltd., Zhengzhou Xinfu Landscape Engineering Co., Ltd. and Zhengzhou Huating Landscape Engineering Co., Ltd. in China, and three companies, Elite Quest Holdings Limited, Victory Good Development Limited, South Glory International Limited in Hong Kong, SAR.

D.	Property, plants and equipment

Our headquarters are located in Beijing China, where we lease approximately 2,390.07 square meters of office space. We also lease a total of approximately 6,922.54 square meters of office space in other cities where our subsidiaries are located, which includes approximately 1,388.00 square meters in Chengdu, Sichuan Province, 654.70 square meters in Hefei, Anhui Province, 1,075.21 square meters in Jinan, Shandong Province, 1,147.13 square meters in Suzhou, Jiangsu Province, 1,658.50 square meters in Kunshan, Jiangsu Province and 999.00 square meters in Zhengzhou, Henan Province.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating Results

Overview

We achieved significant business growth in 2007. We delivered aggregate GFA of 161,717 square meters, 370,105 square meters, and 513,878 square meters, in 2005, 2006 and 2007, respectively. Our net revenues increased from US$61.9 million in 2005 to US$142.4 million in 2006 and to US$309.7 million in 2007. Our net income grew from US$9.6 million in 2005 to US$16.1 million in 2006 and to US$45.7 million in 2007, representing net margin of 15.4%, 11.3%, and 14.7%, respectively. We have achieved our growth by employing a standardized and scalable business model that emphasizes rapid asset turnover, efficient capital management and strict cost control. We acquire land primarily through auctions of government land. This acquisition method allows us to obtain unoccupied land with unencumbered land use rights, which in turn enable us to avoid the time and expenses associated with demolition and re-settlement and to commence construction relatively quickly.

We have expanded our business and operations significantly during the three years ended December 31, 2007. The number of projects we had under construction has increased from three projects with total GFA of 278,868 square meters as of December 31, 2004 to seven projects with total GFA of 1,069,144 square meters as of December 31, 2007, and we had another six projects with total GFA of 1,452,013 square meters under planning as of December 31, 2007. Since 2006, we have expanded our operations outside of Zhengzhou and we are currently developing and planning projects in six Tier II cities. As a result of this expansion, our capital investment and our financing needs have grown. Moreover, our operating expenses have increased as a result of this expansion, particularly because of the need to recruit more personnel and acquire office space as we expand into new cities. To better manage and support our geographical expansion, we relocated our corporate headquarters to Beijing in the first half of 2008. We expect our operating expenses, including our general and administrative expenses, to continue to increase as we continue to expand.

As a public company, we are subject to the rules and regulations of the United States securities laws and the NYSE relating to, among other things, corporate governance and internal controls. As such, we have recruited additional management, accounting and other personnel. We have also incurred expenses to improve our enterprise resource management system and internal controls, and expect to incur additional associated costs in the near future.

The most significant factors that directly or indirectly affect our financial performance and results of operations are:

•	Economic growth and demand for residential property in China

•	PRC government policies and regulations

•	Number, type and location of our property developments

•	Availability and cost of financing

•	Acquisition of land use rights in target markets

•	Increases in the price of raw materials and labor costs

•	Our execution capability to support business expansion

Economic growth and demand for residential property in China

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the Tier II cities where we operate. Sales of our residential units have been strong and 99.5% of the units in our completed projects have been sold as of December 31, 2007. We expect continuing economic growth in China, rising disposable income levels and population growth in Tier II cities to support demand for residential properties, including our residential units, over the next few years, despite recent measures taken by the PRC government to control overheating in the PRC property market.

PRC government policies and regulations

Our business and results of operations are significantly affected by PRC government policies and regulations, particularly those that relate to land sales and development, project and consumer financing, property sales and transfers, property taxation and residential property prices.

Since 2004, due to concerns that investment in the PRC property market may become excessive, the PRC government has introduced a series of measures to curb speculative investments in the property market, regulate real estate project lending and promote the development of more low-and mid-priced housing. These policies include, among others, the clarification on the measurement and enforcement of LAT, minimum down payment for any purchase of second or subsequent residential property from 30% to 40%, raising of interest rate for mortgage loans of such purchases to be no less than 110% of the PBOC benchmark rate, tightening of money supply and lifting of bank lending rates. We believe that these policies have negatively affected our sales to a lesser extent than other property developers that focus on the luxury sector, because our business model focuses on the development of mid-priced housing, which is consistent with these policies.

However, these measures will require us to invest greater initial capital outlays to finance our projects and may increase our bank borrowing costs. As a consequence, we may not be able to expand our operations as rapidly as we could in the absence of these policies.

Moreover, a substantial portion of our customers depend on mortgage financing to purchase our properties. Although government policies have generally fostered the growth of private home ownership, regulations have been adopted in recent years to tighten mortgage lending rules. For example, the minimum down payment required for residential properties of 90 square meters or more was increased from 20% to 30% of the purchase price in 2006. In September 2007, the minimum down payment for any second or subsequent purchase of residential property was increased to 40% of the purchase price where the purchaser had obtained a bank loan to finance the purchase of his or her first property. Moreover, the interest rate for bank loans of such purchase shall not be less than 110% of the PBOC benchmark rate of the same term and category. The pricing and continued availability of mortgage financing are important factors that affect our results of operations.

Number, type and location of our property developments

The amount of revenues we record in any given period is affected by a number of factors, including the number, type and location of properties we have under construction and their stage of completion, whether the completed units have been sold and the realized selling prices for such units. The average selling prices of our projects vary depending on the types and sizes of the units sold and on the location of the projects. As the overall development moves closer to completion, the sales prices tend to increase because a more established residential community is offered to purchasers. The type of property development affects the estimated construction period of the project, which largely determines the revenue recognition method we apply. Revenue recognized in any period under the full accrual method depends on the number, aggregate GFA and average selling prices of units completed and sold during the period. Revenue recognized in any period under the percentage of completion method depends on contracted sales of units in the relevant project and the completion progress of a project (measured by the ratio of cost incurred to total estimated cost). See “—Critical Accounting Policies.” As the completion and sales of our projects are not spread evenly over time, our results of operations may differ significantly from period to period.

Availability and cost of financing

Like other property developers, we require substantial capital investment for the acquisition of land use rights and the construction of our projects. Our ability to secure financing for such purposes affects the number of projects we are able to develop at any time. In November 2007, the CBRC provided policy guidelines to PRC banks and Chinese subsidiaries of foreign banks that loans outstanding at December 31, 2007 should not exceed the level of outstanding loans as of October 31, 2007. This lending freeze may limit our ability to access additional loans or to roll over existing loans as they mature, and may also prevent or delay potential customers’ ability to secure mortgage loans to purchase residential properties. In addition, PRC authorities have raised the reserve requirement ratio several times since January 2007, which will stand at 17.5% on June 25, 2008 from 9.5% on January 15, 2007, and limited the total amount of bank loans available to the real estate industry. These restrictions on the availability of bank loans may affect our ability to obtain sufficient funding from banks to finance our business expansion.

The cost of our financing also affects our operating results. We typically obtain bank borrowings for up to 65% of our land use rights cost to fund project development after we receive required permits. Interest rates on our commercial bank borrowings varies and is linked to benchmark lending rates published by the PBOC. The PBOC raised the benchmark lending rate six times in 2007. For instance, the one-to-three-year benchmark lending rate was raised to 7.56% per annum on December 21, 2007 from 6.57% per annum on March 18, 2007. Given a tighter monetary policy, we expect that the interest rate may continue to rise in 2008. In 2007, we issued US$75 million principal amount of floating rate notes, which bear interest at a variable rate based on LIBOR plus 6.8% per annum, and US$25 million principal amount of convertible notes, which bear interest at 2% per annum. We expect our interest costs to fluctuate in future periods as a result of changes in interest rates and our outstanding borrowings.

Acquisition of land use rights in target markets

Our business model depends to a large extent on our ability to acquire land use rights for development sites and proceed quickly with construction to shorten our development cycle. As a consequence, we are frequently surveying the market for attractive development opportunities in our target Tier II cities. Under current regulations and market practice, land use rights for residential development purposes may be acquired from local governments through a competitive auction or other bidding process, in which the minimum reserve price is determined based on the appraised value. Land use rights may also be acquired in the secondary markets. Land use rights prices vary significantly from city to city.

Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites in Tier II cities increases, the auction mechanism tends to lead to higher market-clearing prices, which has led to increasing land use rights costs. In 2005, 2006 and 2007, land use rights costs, including auction price and taxes, constituted 23.8%, 30.0%, and 47.1%, respectively, of our cost of revenue. However, we expect that our land use rights costs may stabilize in certain Tier II cities where we have operations due to the increase in land supply as a result of the control measures taken by the government to cool the overheated property market. Nonetheless, the higher prices for certain parcels of land we acquired in 2007 may lead to a decrease in our profit margin in the future.

Increases in the price of raw materials and labor costs

We outsource the design and construction of our property developments to third-party service providers. Our third-party contractors are responsible for providing labor and procuring a majority of the raw materials used in our project developments. Our construction contracts typically provide for fixed or capped payments, but the payments are subject to changes in certain cases, such as changes in government-suggested steel prices. The increase in labor costs and the price of raw materials like steel could result in an increase in our construction costs. In 2007, for instance, the average price of steel increased by approximately 26% from 2006, which in turn increased our cost. In addition, the increases in labor costs and the price of other raw materials, such as cement, concrete blocks and bricks, could be passed on to us by our contractors, which will increase our construction costs. The price of raw materials may also increase due to their increased demand resulting from the rebuilding efforts following the earthquake that struck Sichuan Province in May 2008. Any such cost increase could reduce our earnings to the extent we are unable to pass these increased costs on to our customers.

Our execution capability to support business expansion

Since 2006, we have been expanding our residential property development operations from Zhengzhou into other Tier II cities, including Chengdu in Sichuan Province, Hefei in Ahhui Province, Jinan in Shandong Province, and Suzhou and Kunshan in Jiangsu Province. We plan to expand into other Tier II cities as suitable opportunities arise. The development of real estate projects outside Zhengzhou will impose significant demands on our management and other operational resources. Moreover, we will face additional competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of these Tier II cities has its own market conditions, customer requirements and local regulations related to the real estate industry. The success of our business expansion depends on our ability to develop, market and deliver quality development projects on time. The progress and costs for a development project can be adversely affected by many factors, such as delays in obtaining necessary licenses, permits or approvals from relevant government authorities, failure by local contractors to comply with our designs, specifications or standards, and disputes with our third-party contractors. For instance, we are not permitted to commence pre-sales until we have completed certain stages of the construction progress for a project. Any significant delay in construction could restrict our ability to pre-sell our properties, which could extend the recovery period for our investments. This, in turn, could have an adverse effect on our cash flow, investment returns and financial position.

Operating Results

Revenues

Our revenues are derived mainly from the development and sale of real estate. In addition, we generate a small percentage of revenue from leasing ancillary facilities and residential units in certain of our residential developments, as well as from the provision of related services, including property management and real estate agency services.

	Year Ended December 31,
	2005		2006		2007
	US$	%	US$	%	US$	%
	(US$ in thousands, except for percentages)
Real estate sales	61,769.4	99.7	141,577.7	99.5	305,668.5	98.7
Real estate leasing	132.1	0.2	204.4	0.1	338.6	0.1
Other revenue	40.5	0.1	585.1	0.4	3,718.2	1.2

Total revenues	61,942.0	100.0	142,367.2	100.0	309,725.3	100.0

Real Estate Sales

Real estate sales represent revenues from the sales of residential properties we develop. Throughout this annual report, real estate sales are stated net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$3.6 million, US$8.3 million and US$18.0 million, for 2005, 2006 and 2007, respectively.

Historically we recognized most of our projects under the full accrual method. In 2005, we recognized revenues from one project, Zhengzhou Xinyuan Splendid Haojingge, under the percentage of completion method. In 2006, we recognized revenues from two additional projects, Zhengzhou Central Garden-East and Zhengzhou Central Garden-West, under the percentage of completion method. In the year ended December 31, 2007, we recognized revenues from six additional projects, Suzhou Lake Splendid, Jinan Elegant Scenery, Zhengzhou Commercial Plaza, Suzhou Colorful Garden, Hefei Wangjiang Garden and Shangdong International City Garden, under the percentage of completion method. The full accrual method was applied to the remainder of our projects.

Real Estate Leasing

Real estate leasing revenues represent the income from the rental of ancillary facilities, including kindergarten, elementary school, clubhouse and parking facilities, in a number of our developments. We also lease a small number of residential units owned by us.

Other Revenue

Other revenue consists primarily of fees received for our property management services, real estate agency services, landscaping and computer network engineering and other real estate related services that we provided to residents and purchasers of our residential units. We acquired these operations from Mr. Yong Zhang and Ms. Yuyan Yang in August 2006 for an aggregate consideration of US$2.1 million.

Cost of Revenues

The following table sets forth a breakdown of our cost of revenues for the periods indicated.

	Year Ended December 31,
	2005		2006		2007
	US$	%	US$	%	US$	%
	(US$ in thousands, except for percentages)
Costs of real estate sales
Land use rights costs	10,148.4	23.8	32,439.0	30.0	97,945.8	47.1
Construction costs	32,051.1	75.2	74,828.4	69.2	107,264.5	51.5

Total	42,199.5	99.0	107,267.4	99.2	205,210.3	98.6
Costs of real estate leasing	432.8	1.0	442.0	0.4	654.6	0.3
Other costs	—	—	486.3	0.4	2,269.9	1.1

Total costs of revenues	42,632.3	100.0	108,195.7	100.0	208,134.8	100.0

Costs of Real Estate Sales

Costs of real estate sales consist primarily of land use rights costs and construction costs. Costs of real estate sales are capitalized and allocated to development projects using the specific identification method. When the full accrual method of revenue recognition is applied, costs are recorded based on the ratio of the sales value of the relevant units completed and sold to the estimated total project sales value, multiplied by the estimated total project costs. When the percentage of completion method of revenue recognition is applied, capitalized costs are released to our statement of operations based on the completion progress of a project.

Land use rights costs. Land use rights costs include the amount we pay to acquire land use rights for our property development sites, plus taxes. We acquire our development sites mainly by competitive bidding at public auctions of government land. Our land use rights costs for different projects vary according to the size and location of the site and the minimum amount set for the site, all of which are influenced by government policies, as well as prevailing market conditions. Our land use rights costs have increased in the past few years due to rising property prices in Zhengzhou and Suzhou and increased competition from other bidders at government land auctions.

Construction costs. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for fixed or capped payments which cover substantially all labor, materials, fittings and equipment costs, subject to adjustments for some types of excess, such as design changes during construction or changes in government-suggested steel prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$0.9 million, US$1.5 million and US$11.3 million, for 2005, 2006 and 2007, respectively.

Costs of Real Estate Leasing

Our costs of real estate leasing consist primarily of depreciation expenses and maintenance expenses associated with the leased properties. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of our properties held for lease are 20 years.

Other Costs

Other costs represent costs incurred in connection with the property management services, real estate agency services and other property related services that we provide to residents and purchasers of our developments.

Selling and Distribution Expenses

Our selling and distribution expenses include:

•	advertising and promotion expenses, such as print advertisement costs, billboard and other display advertising costs, and costs associated with our showrooms and model apartments;

•	staff costs, which consist primarily of salaries and sales commissions of 0.45% of contracted sales of our sales personnel; and

•	other related expenses.

As of December 31, 2007, we employed 171 full time sales and marketing personnel. We expect our selling and marketing expense to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

•	staff salaries and benefits, including stock-based compensation;

•	traveling and entertainment expenses;

•	professional fees, such as audit and legal fees; and

•	other expenses.

We expect that general and administrative expenses will increase as we expand our business and operations. In addition, as a result of the public offering, we are now a public company subject to the rules and regulations of United States securities laws and the NYSE relating to, among other things, corporate governance and internal controls. During our transition to becoming a public company, we had recruited additional management and accounting personnel. We have also incurred expenses to improve our enterprise resource management system and internal controls.

Interest Income

Interest income represents interest earned on our bank balances.

Interest Expenses

Interest expenses include (i) interest paid on our bank borrowings and other indebtedness, including our floating rate notes and convertible notes issued in April 2007, (ii) amortization of warrants and debt issuance cost, (iii) accretion of discount from embedded derivatives and (iv) change in fair value of embedded derivatives, all net of amounts capitalized to construction costs. The floating rate notes bear interest at the adjustable annual rate of six-month LIBOR plus 6.8%, while the convertible notes bear interest at the fixed annual rate of 2%. The rates of interest payable on our floating rate notes is variable. Interest rates on our bank borrowings, all of which are granted by PRC commercial banks and denominated in RMB, are typically variable and linked to benchmark rates published by PBOC. As of December 31, 2007, the PBOC benchmark rate for one-year loan is 7.56% per annum and those for loans of more than one year range from 7.47% to 7.83% per annum.

Share of Income (Loss) in Equity Investee

Share of income (loss) in equity investee represents profit or loss associated with our 45% equity interest in Jiantou Xinyuan. Under the relevant joint venture agreement, we share the profit or loss of Jiantou Xinyuan according to our equity interest percentage. Jiantou Xinyuan recorded a loss in the year ended December 31, 2006, due to the start-up of its development activities. Jiantou Xinyuan launched Zhengzhou International City Garden Phase I in March 2006 and completed this project in January 2007. Jiantou Xinyuan also launched three projects in 2007 and recorded a net income of US$18.8 million in the year ended December 31, 2007.

Change in Fair Value of Derivative Liabilities

We have issued warrants to Series A preference shareholders and our floating rate notes holders, which are accounted for as derivative liabilities. The warrants issued to our floating rate notes holders entitle them to purchase our common shares at 80% of the price per common share sold to the public pursuant to the IPO, or US$5.6 per share. During the year ended December 31, 2007, the fair value of such warrants has increased by US$9.2 million, which was charged to our earnings in 2007.

In connection with the IPO completed on December 12, 2007, the warrant to Series A preference shareholders became valueless. The decrease in the fair value of warrant liability of USD631,000 was recorded into earnings as “change in the fair value of warrant liabilities” in the year ended December 31, 2007.

Income Taxes

The following table sets forth the components of income taxes for the periods indicated.

	Year Ended December 31,
	2005		2006		2007
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Corporate income tax	2,949.8	56.2	6,193.6	57.8	5,826.7	19.6
Land appreciation tax	418.5	8.0	2,003.0	18.7	5,736.4	19.3
Tax uncertainty benefit	—	—	—	—	8,711.4	29.3
Deferred tax (benefit) expense	1,879.5	35.8	2,520.7	23.5	9,441.0	31.8

Income taxes	5,247.8	100.0	10,717.3	100.0	29,715.5	100.0

Corporate Income Tax, Tax Uncertainty Benefit and Deferred Tax Expense

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

People’s Republic of China

In general, enterprises in the PRC are subject to income tax at a statutory rate of 33% (30% state income tax plus 3% local income tax) on their taxable income before January 1, 2008. This tax rate was reduced to 25% according to the PRC’s new Corporate Income Tax Law which took effect from January 1, 2008. In 2005, 2006 and 2007, in accordance with local provisional tax regulations in Henan province, the local tax authority in Zhengzhou determined that the taxable income of our PRC subsidiaries in Henan province should be deemed at 12% or 14% of their total cash receipts from sales of residential units. Total cash receipts include cash receipts proceeds from pre-sales of our properties that are recorded as customer deposits, which partly comprise mortgage loan proceeds received in our account from mortgage lending banks. The Zhengzhou local tax authority has provisionally confirmed that it applied the same levy method to our PRC subsidiaries located in Henan province for the year ended December 31, 2007. For our subsidiaries located in Shandong, Jiangsu, Anhui and Sichuan provinces, income tax is levied at the statutory rate of 33% on income as reported in the statutory financial statements after appropriate tax adjustments for the year ended December 31, 2007.

The Zhengzhou and other local tax authorities are entitled to re-examine taxes paid in prior years under the levy method described above; however, they have not indicated whether they will do so. We have made full provision for the CIT payable by our PRC subsidiaries based on the statutory 33% income tax rate after appropriate adjustments to our taxable income used in the calculation. Prior to January 1, 2007, the difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis has been treated as a temporary difference, giving rise to deferred tax balances. We believe this is appropriate due to the possibility of reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, as the local authorities have indicated that they will apply the regulation in the same manner in 2007. The deferred tax balances have been classified as non-current.

On January 1, 2007, we adopted the Financial Accounting Standards Board, or the FASB, Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” or FIN 48. There was no cumulative effect adjustment to beginning retained earnings resulting from the adoption of FIN 48. The total liability for cumulative unrecognized tax uncertainty benefit as of January 1, 2007 was US$2.7 million. As of the date of adoption, no interest and penalties have been recognized under FIN 48.

Since the adoption of FIN 48 on January 1, 2007, our total unrecognized tax uncertainty benefit increased by US$9.2 million, and the balance at December 31, 2007 is US$11.9 million. The provision for deferred tax arising from the difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis has been reclassified to unrecognized tax uncertainty benefit.

Land Appreciation Tax

Under PRC laws and regulations, our PRC subsidiaries engaging in property development are subject to LAT, which is levied by the local tax authorities upon the “appreciation value” as defined in the relevant tax laws. All taxable gains from the sale or transfer of land use rights, buildings and related facilities in China are subject to LAT at progressive rates that range from 30% to 60%. Certain exemptions are allowed for sales of ordinary residential properties if the appreciation value does not exceed a threshold specified in the relevant tax laws. Gains from sales of commercial properties are not eligible for this exemption. Whether a property qualifies for the ordinary residential property exemption is determined by the local government taking into consideration the property’s plot ratio, aggregate GFA and sales price.

The Zhengzhou local tax authority did not impose the LAT on real estate companies until September 2004. Since September 2004, it has levied LAT at fixed rates of 0.8% and 1% on total cash receipts from sales, including pre-sales, of our residential units and commercial properties (which comprised certain retail space within our residential developments), respectively, rather than applying the progressive rates to the appreciation value. On December 28, 2006, the State Administration of Taxation issued the Notice on the Administration of the Settlement of Land Appreciation Tax of Property Development Enterprises, or the Notice, which came into effect on February 1, 2007. Such notice provides further clarification on the payment and settlement of LAT.

We have responded to this Notice by making provision for LAT on all projects completed since the date of incorporation. We have accrued all LAT payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws, less amounts previously paid under the levy method applied by relevant local tax authorities. Provision for LAT on projects completed in prior years is charged as income tax in year 2006. In prior years, we recognized LAT as an expense upon completion of our projects based on the rate of 0.8% or 1%, as applicable, of cash receipts imposed by the local tax authority. As of December 31, 2005 our prepaid LAT balances of US$284,028, which represent amounts we had paid to local tax authorities based on cash receipts associated with the properties pre-sold during those periods, were included in other deposits and prepayments in our consolidated balance sheets, before the relevant projects were completed. Once the projects were completed, the relevant prepaid LAT balances were recorded as income tax expense.

Share-based compensation expenses

We adopted our 2007 equity incentive plan for our directors, management, employees, consultants and employees of our equity investee in August 2007. On August 11, 2007, we granted share options awards for an aggregate of 6,802,495 common shares at a weighted average exercise price of US$1.08. These options have various vesting periods ranging from 10 to 60 months, and will vest only if the holder is still a director or an employee or an affiliate of our company at the time of the relevant vesting. The share options awards commenced vesting in December 2007. These share options awards will expire no later than August 10, 2017. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentives—2007 Equity Incentive Plan.”

In November 2007, we adopted our 2007 long term incentive plan for our directors, management and key employees of both the Group and our equity investee under which we are authorized to grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10 million common shares at prevailing market prices. On November 5, 2007, we granted options for an aggregate of 2,441,844 common shares at US$7 per share exercise price, representing the per-common share equivalent of the IPO price of the ADSs, taking into account the ADS to common share ratio. These options have commenced vesting and have vesting periods of up to 36 months, and will expire no later than the 10th anniversary of the date of grant.

Results of Operations

The following table presents a summary of our consolidated statements of operations by amount and as a percentage of our total revenues during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2005		2006		2007
	US$	%	US$	%	US$	%
Revenues	61,942.0	100.0	142,367.2	100.0	309,725.3	100.0
Cost of revenues	(42,632.3)	(68.8)	(108,195.7)	(76.0)	(208,134.8)	(67.2)

Gross profit	19,309.7	31.2	34,171.5	24.0	101,590.5	32.8
Selling and distribution expenses	(2,175.1)	(3.5)	(2,996.2)	(2.1)	(10,514.7)	(3.4)
General and administrative expenses	(1,695.4)	(2.7)	(3,625.8)	(2.5)	(17,076.8)	(5.5)

Operating income	15,439.2	24.9	27,549.5	19.4	73,999.0	23.9
Interest Income	191.0	0.3	461.3	0.3	1,416.6	0.5
Interest expenses	(834.5)	(1.3)	(727.0)	(0.5)	(3,204.0)	(1.0)
Exchange gains	—	—	—	—	3,082.8	1.0
Share of income (loss) in equity investee	—	—	(446.1)	(0.3)	8,686.2	2.8
Change in fair value of derivative liabilities	—	—	—	—	(8,602.0)	(2.8)

Income from operations before income taxes	14,795.7	23.9	26,837.7	18.9	75,378.6	24.3
Income taxes	(5,247.8)	(8.5)	(10,717.3)	(7.5)	(29,715.5)	(9.6)
Minority interest	14.9	0.0	2.6	0.0	—	—

Net income	9,562.8	15.4	16,123.0	11.3	45,663.1	14.7
Accretion of Series A convertible redeemable preference shares	—	—	(942.3)	(0.7)	(2,739.4)	(0.9)
Deemed dividend	—	—	—	—	(182,228.6)	(58.8)

Net income (loss) attributable to ordinary shareholders	9,562.8	15.4	15,180.7	10.6	(139,304.9)	(45.0)

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues

Revenues increased by US$167.3 million, or 117.6%, to US$309.7 million for the year ended December 31, 2007 from US$142.4 million for the year ended December 31, 2006.

Real estate sales

Revenue from real estate sales increased by US$164.1 million, or 115.9%, to US$305.7 million for the year ended December 31, 2007 from US$141.6 million for 2006, primarily as a result of increased residential unit sales and increased selling prices of those residential units. In 2007, we recognized revenues from Zhengzhou Central Garden-East, Zhengzhou Central Garden-West, Suzhou Lake Splendid, Jinan Elegant Scenery, Zhengzhou Commercial Plaza, Suzhou Colorful Garden, Hefei Wangjiang Garden and Jinan International City Garden I under the percentage of completion method, while revenue from other projects were recognized under the full accrual method.

Full accrual method revenues

The following table sets forth for the years ended December 31, 2006 and 2007 the aggregate GFA and the related revenues recognized under the full accrual method by project:

Project	Total GFA(1)	GFA Delivered For The Year Ended December 31,		Percentage of Total GFA Delivered as of December 31(2),		Revenues Recognized For The Year Ended December 31,
		2007	2006	2007	2006	2007		2006
	m2	m2	m2%		%	US$	%(3)	US$	%(3)
Zhengzhou Xinyuan Splendid 1A	62,623	884	205	97.8%	96.4%	864,357	0.3%	225,247	0.2%
Zhengzhou Xinyuan Splendid 2B	27,041	—	—	100.0%	100.0%	19,600	0.0%	—	—
Zhengzhou Xinyuan Splendid 3A3B3C	114,774	225	2,369	100.0%	99.8%	127,232	0.04%	1,266,807	0.9%
Zhengzhou Xinyuan Splendid City Homestead	45,378	645	1,453	100.0%	97.9%	407,701	0.1%	824,757	0.6%
Other	—	—	—			—	—	972,780	0.7%

Zhengzhou Xinyuan Splendid Subtotal	249,816	1,754	4,027			1,418,890	0.5%	3,289,591	2.3%
Zhengzhou City Family	39,392	5,968	30,175	91.8%	76.6%	3,391,900	1.1%	13,768,566	9.7%
Zhengzhou City Manor	118,716	(57)	118,716	100.0%	100.0%	(36,860)	0.0%	37,773,234	26.7%
Jinan City Family	71,215	66,218	—	93.0%	—	30,704,002	10.0%	—	—

Total	479,139	73,883	152,918			35,477,932	11.6%	54,831,391	38.7%

(1)	The amounts for “total GFA” in this table are the amounts of total saleable GFA and are derived on the following basis:

•	for properties that are sold, the stated GFA is based on the sale contracts relating to such property;
•

for unsold properties that are completed or under construction, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and

•	for properties that are under planning, the stated GFA is based on the land grant contract and our internal projection.

(2)	Percentage of total GFA delivered is the total GFA delivered as of a period end divided by the project’s total GFA.
(3)	Percentage of all real estate sales revenues for the financial year, including revenues recognized under full accrual method and under percentage of completion method.

•	Percentage of completion method revenues

The following table sets forth the percentage of completion, the percentage sold and related revenues for our projects recognized under the percentage of completion method in the years ended December 31, 2006 and 2007.

Project	Total GFA	Percentage Complete as of December 31(1),		Percentage Sold(2)— Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2007	2006	2007	2006	2007		2006
	m2%		%	%	%	US$	%(3)	US$	%(3)
Zhengzhou Xinyuan Splendid Haojingge	31,089	100.0%	100.0%	100.0%	100.0%	—	—	1,241,320	0.9%
Zhengzhou Central Garden-East	165,206	100.0%	71.1%	100.0%	82.6%	32,850,675	10.7%	42,474,231	30.0%
Zhengzhou Central Garden-West	190,384	100.0%	68.6%	100.0%	80.5%	41,222,650	13.5%	43,030,796	30.4%
Suzhou Lake Splendid	195,419	74.5%	—	80.0%	—	95,473,693	31.2%	—	—
Jinan Elegant Scenery	99,747	82.5%	—	80.9%	—	41,908,893	13.7%	—	—
Zhengzhou Commercial Plaza	67,578	61.5%	—	71.2%	—	19,175,646	6.3%	—	—
Suzhou Colorful Garden	81,378	77.1%	—	3.9%	—	2,670,704	0.9%	—	—
Hefei Wangjiang Garden	145,452	60.3%	—	67.8%	—	31,656,566	10.4%	—	—
Jinan International City Garden	248,677	46.5%	—	6.6%	—	5,231,733	1.7%	—	—

Total	1,224,930					270,190,561	88.4%	86,746,347	61.3%

(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project.
(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project.
(3)	Percentage of all real estates sales revenues for the financial year, including revenues recognized under full accrual method and under percentage of completion method.

Real estate leasing

Real estate leasing income increased by US$134,189, or 65.6%, to US$338,600 for the year ended December 31, 2007 from US$204,411 for the year ended December 31, 2006. The increase was primarily because we started to lease out a primary school and kindergarten in 2007.

Other revenue

Other revenue increased to US$3.7 million for the year ended December 31, 2007 from US$0.59 million for 2006. The increase primarily resulted from revenue for real estate related services from operations which we acquired in August 2006, including, among others, property management service fees, landscaping and computer network engineering service fees, and real estate agency service fees in the amount of US$2.1 million, US$0.8 million and US$0.4 million, respectively, in the year ended December 31, 2007, as compared to US$0.4 million, US$86,000 and US$5,018 in 2006.

Cost of revenue

Cost of revenue increased by US$99.9 million, or 92.4%, to US$208.1 million for the year ended December 31, 2007 from US$108.2 million for the year ended December 31, 2006.

Cost of real estate sales

Cost of real estate sales increased by US$97.9 million, or 91.3%, to US$205.2 million for the year ended December 31, 2007 from US$107.3 million for 2006, due to the launch of new projects and increased pre-sale activities in 2007. The land use right cost increased to US$97.9 million for the year ended December 31, 2007 from US$32.4 million for the year ended December 31, 2006. The construction costs, including capitalized interest, increased to US$107.3 million for the year ended December 31, 2007 from US$74.9 million for the year ended December 31, 2006.

Cost of real estate leasing

Cost of real estate leasing increased by US$212,606, or 48.1%, to US$654,626 for the year ended December 31, 2007 from US$442,020 for 2006. The increase was primarily related to depreciation costs of a primary school and kindergarten we started to lease out in 2007.

Other costs

Other costs were US$2.3 million for the year ended December 31, 2007, as compared to US$0.49 million for 2006. Other costs represent costs incurred in connection with the property management services, landscaping and computer network engineering services, real estate agency services and other property related services we provided.

Gross profit

Gross profit increased by US$67.4 million, or 197.3%, to US$101.6 million for the year ended December 31, 2007 from US$34.2 million for 2006, due to the cumulative effect of the aforementioned factors. The gross margin of our projects is normally in the range of 20% to 30%. However, our gross margin increased to 32.8% for the year ended December 31, 2007 from 24.0% for 2006. The increase was due primarily to the higher margin of Zhengzhou Central Garden-East and Zhengzhou Central Garden-West for the year ended December 31, 2007 than for the year ended December 31, 2006. The high gross margin for 2007 was also attributable to two major projects, Zhengzhou Commercial Plaza and Suzhou Lake Splendid, which were newly sold in 2007 with a gross margin of 45% and 29%, respectively. The revenue of these four projects represented 62.8% of our revenue for the year ended December 31, 2007. During the year ended December 31, 2007, the selling price of the property units of Zhengzhou Central Garden increased significantly whereas its actual costs decreased from the original estimate mainly because the Zhengzhou Municipal Government reduced the heat installation tariff and we also achieved significant cost reduction in property exterior decoration. Zhengzhou Commercial Plaza enjoyed a relatively high gross margin because the land for this project was acquired at a relatively lower cost than other projects.

Selling and distribution expenses

Selling and distribution expenses increased by US$7.5 million, or 250.9%, to US$10.5 million for the year ended December 31, 2007 from US$3.0 million for 2006. The increase was primarily due to increased headcount in our sales force, launch of more projects as well as the increased level of marketing activities as we entered into new markets in 2007. As a percentage of revenue, selling and distribution expenses increased to 3.4% in the year ended December 31, 2007 from 2.1% in 2006.

General and administrative expenses

General and administrative expenses increased by US$13.5 million, or 371.0%, to US$17.1 million for the year ended December 31, 2007 from US$3.6 million for the year ended December 31, 2006. The increase was primarily due to the opening and expansion of our operations in Suzhou, Jinan, Hefei and Chengdu as well as amortized compensation costs of stock options upon the completion of our IPO. As a percentage of revenue, general and administrative expenses increased to 5.5% in the year ended December 31, 2007 from 2.5% in the year ended December 31, 2006.

Interest income

Interest income increased by US$955,242, or 207.1%, to US$1.4 million for the year ended December 31, 2007 from US$461,335 for 2006. The increase was primarily due to an increase in our bank balances resulting from increased cash receipts from property sales and financing activities as well as our IPO proceeds.

Interest expenses

Interest expenses, net of interest capitalized, increased by US$2.5 million, or 340.7%, to US$3.2 million for the year ended December 31, 2007 from US$0.7 million in 2006. The gross interest expenses for the year ended December 31, 2007 consisted of US$16.5 million of interest on loans, US$2.9 million of accretion of discount arising from warrants and amortization of debt issuance cost, US$1.2 million of accretion of discount from embedded derivatives and a US$6.1 million income from the change in fair value of embedded derivatives. In the year ended December 31, 2006, the interest expenses consisted solely of interest on loans.

Total interest costs incurred amounted to US$14.5 million for the year ended December 31, 2007, including US$6.4 million interest on our floating rate notes and convertible notes issued in April 2007, and US$2.2 million for the year ended December 31, 2006. Total interest expenses capitalized as part of the construction cost for the year ended December 31, 2007 and 2006 amounted to US$11.3 million and US$1.5 million, respectively.

Exchange gains

For the year ended December 31, 2007, we recorded an unrealized foreign exchange gain of US$3.1 million arising from translating certain U.S. dollar-denominated long-term debts which we issued in 2007, into Renminbi using the exchange rate at the balance sheet date.

Share of income (loss) in an equity investee

We recorded income of US$8.7 million for the year ended December 31, 2007, compared to a loss of US$0.4 million for the year ended December 31, 2006. Our equity investee, Jiantou Xinyuan, recognized net income of US$18.8 million during the year ended December 31, 2007, as it began to generate revenues from completed projects comprising of Zhengzhou International City Garden Phase I, and Zhengzhou City Mansion under the percentage of completion method.

Change in fair value of derivative liabilities

For the year ended December 31, 2007, we recorded US$8.6 million of net expenses due to changes in fair value of derivative liabilities, resulting from a gain of US$0.6 million related to a decrease in fair value of our Series A preference shares warrants and a loss of US$9.2 million due to an increase in fair value of the warrants issued with our floating rate notes.

Income taxes

Income taxes increased by US$19.0 million, or 177.3%, to US$29.7 million for the year ended December 31, 2007 from US$10.7 million for 2006. The increase was primarily due to an increase of our pre-tax income and an unrecognized tax uncertainty benefit of US$8.7 million arising from the adoption of a deemed profit method by a subsidiary of the Company for statutory tax purpose, as well as the increase of LAT. Our effective tax rate decreased to 39.4% for the year ended December 31, 2007 from 39.9% for the year ended December 31, 2006.

Minority interest

Minority interest for the year ended December 31, 2007 was nil, as compared to US$2,572 for 2006. The decrease was due to the fact that Beijing Xinyuan Jinhe Investment & Development Co., Ltd., a company 99% owned by us, was dissolved in November 2006.

Net income

Net income increased by US$29.6 million, or 183.1%, to US$45.7 million for the year ended December 31, 2007 from US$16.1 million for 2006.

Accretion expense of Series A preference shares

Our Series A preference shares were redeemable, if not previously converted, upon the earlier occurrence of the date on which Mr. Zhang ceases to serve as the Chairman of our board or the fifth anniversary of the issuance date. The redemption price is determined at a per share price in cash equal to the sum of the original issue price, compounded annually to the date of redemption. For the year ended December 31, 2007 and 2006, we recorded an accretion of US$2.7 million and US$0.9 million, respectively, based on the net proceeds from our Series A preference shares issuance multiplied by an effective annual accretion rate. All Series A preference shares were converted to common shares on a one to one basis upon the completion of an IPO in December 2007.

Deemed dividend

The original terms of the Series A convertible preference shares included a contingent conversion option whereby the holders were guaranteed to receive common shares equal to 2 times the original issue price of the preference shares, or $1.62 per share, plus a 10% annually compounded return at the time of the IPO. If the IPO share price was less than this amount, the investors would receive additional common shares equal to the shortfall.

On November 13, 2007, the holders of the convertible preference shares agreed to waive this contingent conversion option. For accounting purposes, the modification was considered to be substantive and was treated as a redemption of the “original” convertible preference shares and a re-issuance of “new” convertible preference shares. As a result, the Company recognized the difference between the fair value of the “new” preference shares and the carrying value of the “original” preference shares at the date of the waiver as a deemed dividend. The fair value of the convertible preference shares at the time of the waiver was based on a percentage of the fair value of the Company’s common shares. Since the fair value of the Company’s common shares had increased significantly since the preference shares were originally issued, this resulted in the deemed dividend being calculated at US$182 million.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues

Revenues increased by US$80.5 million, or 129.8%, to US$142.4 million for 2006 from US$61.9 million for 2005.

Real estate sales

Revenues from real estate sales increased by US$79.8 million, or 129.2%, to US$141.6 million for 2006 from US$61.8 million for 2005 primarily as a result of increased residential unit sales in 2006 as compared to

2005. In 2006, we recognized revenues from Zhengzhou Xinyuan Splendid Haojingge, Zhengzhou Central Garden-East and Zhengzhou Central Garden-West under the percentage of completion method, while revenues from Xinyuan Splendid (except Zhengzhou Xinyuan Splendid Haojingge), Zhengzhou City Family and Zhengzhou City Manor Projects were recognized under the full accrual method. In 2005, we recognized all revenues under the full accrual method, except for those of Zhengzhou Xinyuan Splendid Haojingge.

Full accrual method revenues

The following table sets forth for the years 2005 and 2006 the aggregate GFA sold and the related revenues recognized under the full accrual method by project:

Project	Total GFA(1)	GFA Delivered For The Year Ended December 31,		Percentage of Total GFA(2) Delivered as of December 31,		Revenues Recognized For The Year Ended December 31,
		2006	2005	2006	2005	2006		2005
	m2	m2	m2%		%	US$	%(3)	US$	%(3)
Zhengzhou Xinyuan Splendid 1A	62,623	205	516	96.4	96.1	225,247	0.2	150,634	0.2
Zhengzhou Xinyuan Splendid 1B	43,673	—	255	100.0	100.0	—	—	78,752	0.1
Zhengzhou Xinyuan Splendid 2A	39,996	—	116	100.0	100.0	—	—	35,572	0.1
Zhengzhou Xinyuan Splendid 2B	27,041	—	593	100.0	100.0	—	—	238,411	0.4
Zhengzhou Xinyuan Splendid 2C	21,748	—	311	100.0	100.0	—	—	114,072	0.2
Zhengzhou Xinyuan Splendid 3A3B3C	114,774	2,369	109,087	99.8	97.7	1,266,807	0.9	43,425,320	70.2
Zhengzhou Xinyuan Splendid City Homestead	45,378	1,453	43,280	98.6	95.4	824,757	0.6	14,262,549	23.1
Other	—	—	—	—	—	972,780	0.7	528,008	0.9

Zhengzhou Xinyuan Splendid Subtotal	355,233	4,027	154,158	99.1	98.0	3,289,591	2.4	58,833,318	95.2
Zhengzhou City Family	39,226	30,175	—	76.9	—	13,768,566	9.7	—	—
Zhengzhou City Manor	118,716	118,716	—	100.0	—	37,773,234	26.6	—	—

Total	516,175	152,918	154,158			54,831,391	38.7	58,833,318	95.2

(1)	The amounts for “total GFA” in this table and elsewhere in this annual report are the amounts of total saleable residential GFA and are derived on the following basis:

•	% for properties that are sold, the stated GFA is based on the sale contracts relating to such property;

•

% for unsold properties that are completed or under construction, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and

•	% for properties that are under planning, the stated GFA is based on the land grant contract and our internal projection.

(2)	Percentage of total GFA delivered is the total GFA delivered as of a period end divided by the project’s total GFA.
(3)	Percentage of all real estate sales revenues for the financial year, including revenues recognized under full accrual method and under percentage of completion method.

Percentage of completion method revenues

The following table sets forth the percentage of completion, the percentage sold and related revenues recognized for our Zhengzhou Xinyuan Splendid Haojingge, Zhengzhou Central Garden-East and Zhengzhou Central Garden-West projects in 2005 and 2006:

Project	Total GFA(1)	Percentage as of December 31,(2)		Percentage Sold(3)— Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2006	2005	2006	2005	2006		2005
	m2%		%	%	%	US$	%(4)	US$		%(4)
Zhengzhou Xinyuan Splendid Haojingge	31,089	100.0	100.0	100.0	87.7	1,241,320	0.9	2,936,118		4.8
Zhengzhou Central Garden East	165,206	71.1	21.0	82.6	20.8	42,474,231	30.0	—	(5)	—
Zhengzhou Central Garden West	190,384	68.6	18.7	80.5	—	43,030,796	30.4	—		—

Total	386,679					86,746,347	61.3	2,936,118		4.8

(1)	The amounts for “total GFA” in this table and elsewhere in this annual report are the amounts of total saleable residential GFA and are derived on the following basis:

•	for properties that are sold, the stated GFA is based on the sale contracts relating to such property;

•

for unsold properties that are completed or under construction, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and

•	for properties that are under planning, the stated GFA is based on the land grant contract and our internal projection.

(2)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project.
(3)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project.
(4)	Percentage of all real estates sales revenues for the financial year, including revenues recognized under full accrual method and under percentage of completion method.
(5)	As of December 31, 2005, construction on Zhengzhou Central Garden-East was not beyond the preliminary stage, hence no revenues were recognized for the period ended on that date.

Real estate leasing

Real estate leasing income increased by US$72,284, or 54.7%, to US$204,411 for 2006 from US$132,127 for 2005. The increase was due primarily to an increase in the rental of parking facilities in 2006.

Other revenue

Other revenue increased by US$544,585 to US$585,072 for 2006 from US$40,487 for 2005. The increase represents fees for property related services that we provided. We acquired these operations in August 2006 and, consequently, did not record any other revenue in 2005.

Cost of Revenue

Cost of revenue increased by US$65.6 million, or 153.8%, to US$108.2 million for 2006 from US$42.6 million for 2005.

Cost of real estate sales

Cost of real estate sales increased by US$65.1 million, or 154.2%, to US$107.3 million for 2006 from US$42.2 million for 2005. This increase was due primarily to the increase in units completed and sold and higher land use rights costs associated with the projects for which revenues were recognized during the period. Our land use rights costs increased by US$22.3 million, or 219.6%, to US$32.4 million for 2006 from US$10.1 million for 2005. Our revenues in 2005 were derived solely from our Xinyuan Splendid projects, which are built on land acquired in 2001, when land use rights were available for relatively lower costs.

Cost of real estate leasing

Cost of real estate leasing increased by US$9,172, or 2.1%, to US$442,020 for 2006 from US$432,848 for 2005.

Other costs

Other costs was US$486,307 for 2006.

Gross Profit

Gross profit increased by US$14.9 million, or 77.0%, to US$34.2 million for 2006 from US$19.3 million for 2005 due to the cumulative effect of the foregoing factors. Our gross margin decreased from 31.2% in 2005 to 24.0% in 2006. Our gross margin in 2005 benefited from the relatively lower land use rights costs associated with our Xinyuan Splendid projects.

Selling and Distribution Expenses

Selling and distribution expenses increased by US$0.8 million, or 37.7%, to US$3.0 million for 2006 from US$2.2 million for 2005, as a result of the launch of three new projects in 2006, comprising of our Zhengzhou Central Garden (East and West) and Jinan City Family. Our advertising and marketing campaign for Zhengzhou Central Garden and Jinan City Family was on a larger scale than our other property launches. As a percentage of revenue, selling and distribution expenses declined from 3.5% in 2005 to 2.1% in 2006.

General and Administrative Expenses

General and administrative expenses increased by US$1.9 million, or 113.9%, to US$3.6 million for 2006 from US$1.7 million for 2005, primarily as a result of our expansion into Jinan, Suzhou and Hefei, which involved establishing local offices, and the recruitment of additional staff in those cities and additional administrative staff to support our expansion. In addition, we incurred US$432,329 of professional fees in 2006.

As a percentage of revenue, general and administrative expenses declined from 2.7% in 2005 to 2.5% in 2006.

Interest Income

Interest income increased by US$270,335, or 141.5%, to US$461,335 for 2006 from US$191,000 for 2005. The increase was due primarily to an increase in our bank balances resulting from increased cash receipts from our property sales.

Interest Expense

Interest expense decreased by US$107,428, or 12.9%, to US$727,041 for 2006 from US$834,469 for 2005. The decrease was due primarily to interest capitalization in relation to a larger volume of construction in progress in 2006 compared to 2005. Total interest costs incurred amounted to US$2,209,340 for 2006 and US$1,725,090 for 2005. Total interest expense capitalized as part of the construction costs for the year ended December 31, 2006 and 2005 amounted to US$1,482,299 and US$890,621, respectively.

Share of Income (Loss) in Equity Investee

Share of loss in equity investee was US$446,086 for 2006 compared to nil for 2005. This amount is attributable to our investment in Jiantou Xinyuan. In 2005, Jiantou Xinyuan had not commenced its operations, and in 2006 it incurred losses related to the start-up of its development activities, without generating any revenue during the period. The first project of Jiantou Xinyuan was completed in January 2007.

Income Taxes

Income taxes increased by US$5.5 million, or 104.2%, to US$10.7 million for 2006 from US$5.2 million for 2005. The increase was primarily due to increased CIT liabilities related to higher taxable income incurred in 2006. The increase is also due to higher LAT related to the higher sales revenues recognized in 2006 and provision for LAT in respect of projects completed in prior years. As a result, our effective tax rate increased from 35.5% in 2005 to 39.9% in 2006. See “—Results of Operations—Income Taxes.”

Minority Interest

Share of loss by minority interest decreased by US$12,319, or 82.7%, to US$2,572 for 2006 from US$14,891 for 2005. The decrease was due to smaller loss incurred by a 99% subsidiary which was dissolved as of December 31, 2006.

Net Income

Net income increased by US$6.5 million, or 68.6%, to US$16.1 million for 2006 from US$9.6 million for 2005.

Discussion of Segment Operations

We consider each of our individual property developments as a discrete operating segment. As presentation of segment information for each property development would not be meaningful, we have aggregated our segments into the following reporting segments: (i) property developments in Zhengzhou, Henan Province, (ii) property developments in Jinan, Shandong Province, (iii) property developments in Suzhou, Jiangsu Province, (iv) property developments in Hefei, Anhui Province, (v) property developments in Chengdu, Sichuan Province and (vi) property management services and other real estate-related services we provide.

	For the Year Ended December 31,
	2005	2006	2007
	(US$ in thousands, except for percentages).
Zhengzhou, Henan
Total revenue	61,941.0	141,826.6	98,455.0
Total cost of revenues	(42,632.3)	(107,709.4)	(50,369.2)
Gross profit	19,308.7	34,117.2	48,085.8
Gross margin	31.2%	24.1%	48.8%
Operating income	15,590.8	28,761.9	38,026.3
Jinan, Shandong
Total revenue	—	8.3	77,862.6
Total cost of revenues	—	—	(63,995.5)
Gross profit	—	8.3	13,867.1
Gross margin	—	—	17.8%
Operating income (loss)	—	(581.3)	10,496.0
Suzhou, Jiangsu
Total revenue	—	0.5	98,150.0
Total cost of revenues	—	—	(67,699.9)
Gross profit	—	0.5	30,450.1
Gross margin	—	—	31.0%
Operating income (loss)	—	(37.8)	25,632.1
Hafei, Anhui
Total revenue	—	0.7	31,669.8
Total cost of revenues	—	—	(23,772.5)
Gross profit	—	0.7	7,897.3
Gross margin	—	—	24.9%
Operating income (loss)	—	(34.7)	5,864.7
Chengdu, Sichuan
Total revenue	—	—	41.6
Total cost of revenues	—	—	—
Gross profit	—	—	41.6
Gross margin	—	—	—
Operating income (loss)	—	—	(1,502.0)
Others
Total revenue	0.1	531.1	3,546.4
Total cost of revenues	—	(486.3)	(2,297.7)
Gross profit	0.1	44.8	1,248.7
Gross margin	—	8.4%	35.2%
Operating income (loss)	(151.6)	(558.6)	(4,518.0)

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Zhengzhou, Henan. Net revenues decreased by 30.6% from US$141.8 million for the year ended December 31, 2006 to US$98.5 million for the year ended December 31, 2007, primarily due to reduced GFA delivered for the Zhengzhou City Family and Zhengzhou City Manor project in 2007 as compared to 2006. Zhengzhou City Family project was launched in 2006 and 76.9% of the units were sold as of December 31, 2006 whereas Zhengzhou City Manor project was sold out in 2006. The reduced revenue for 2007 was partially offset by an increase of US$19.2 million in revenue from Zhengzhou Commercial Plaza, which was launched in 2007. However, gross profit for the region reached US$48.1 million in 2007, representing an increase of 40.9% as compared to US$34.1 million in 2006. Gross margin percentage increased to 48.8% in 2007 as compared to 24.1% in 2006 mainly attributable to higher average selling prices and lower unit cost of two major projects, Zhengzhou Central Garden-East and Zhengzhou Central Garden-West. Operating income increased by US$9.3 million, or 32.2%, to US$38.0 million for the year ended December 31, 2007 from US$28.7 million in 2006.

Jinan, Shangdong. Net revenues increased to US$77.9 million for the year ended December 31, 2007, primarily due to increased revenue from new projects launched in 2007, comprising of Jinan City Family, Jinan Elegant Scenery and Jinan International City Garden. No project was sold in Jinan in 2006. These new projects achieved a gross margin of US$13.9 million, or 17.8% in 2007. As a result, we generated a net income of US$10.5 million in 2007 as compared to a net operating loss of US$0.6 million in 2006.

Suzhou, Jiangsu. Net revenues increased to US$98.2 million for the year ended December 31, 2007, primarily due to increased revenue from new projects launched in 2007, comprising of Suzhou Lake Splendid and Suzhou Colorful Garden. No project was sold in Suzhou in 2006. These projects generated a gross margin of US$30.5 million, or 31.0% in 2007. As a result, we achieved a net income of US$25.6 million in 2007 as compared to a net operating loss of US$37,800 in 2006.

Hefei, Anhui. Net revenues increased to US$31.7 million for the year ended December 31, 2007, primarily due to revenue from a new project, Hefei Wangjiang Garden, which was launched in 2007. No project was sold in Hefei in 2006. This project generated a gross margin of US$7.9 million, or 24.9% in 2007. As a result, we generated a net income of US$5.9 million in 2007 as compared to a net operating loss of US$34,700 in 2006.

Chengdu, Sichuan. We expanded our operation into Chengdu in 2007. The projects in Chengdu were under planning or construction as of December 31, 2007. We incurred operating expenses of US$1.5 million with respect to marketing activities and start-up costs in 2007.

Others. Other revenue of US$3.5 million mainly represented revenue for real estate related services from operations which we acquired in August 2006, including, among others, property management service fees, broadband network installation and landscaping service, and consulting service and agency service fees. These services generated a gross margin of US$1.2 million, or 35.2% in 2007. We also incurred US$5.8 million operating expenses related to the provision of these services and management and administration activities in our head office, thus leading to a net operating loss of US$4.5 million in 2007.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Zhengzhou, Henan. Net revenues increased by 129.0% from US$61.9 million for the year ended December 31, 2005 to US$141.8 million for the year ended December 31, 2006, primarily due to increased GFA delivered in 2006 as compared to 2005. In 2005, we mainly launched the project of Zhengzhou Xinyuan Splendid. In 2006, we launched the projects of Zhengzhou City Family, Zhengzhou City Manor, Zhengzhou Central Garden-East and Zhengzhou Central Garden-West. Gross profit for the region reached US$34.1 million in 2006, representing an increase of 76.7% as compared to US$19.3 million in 2005. Gross margin percentage decreased to 24.1% in 2006 as compared to 31.2% in 2005 mainly attributable to higher land use rights costs associated with the projects for which revenues were recognized in 2006. Our revenues in 2005 were derived solely from the Xinyuan Splendid projects, which were built on land acquired in 2001, when land use rights were available for relatively lower costs. Operating income increased by US$13.1 million, or 84.5%, to US$28.7 million for the year ended December 31, 2006 from US$15.6 million in 2005.

Others. Other revenue mainly represented revenue for real estate related services from operations which we acquired in August 2006, including, among others, property management service fees, broadband network installation and landscaping service, and consulting service and agency service fees. These services generated a gross margin of US$44,800, or 8.4% in 2006. We also incurred US$0.6 million operating expenses related to the provision of these services and management and administration activities in our head office, thus leading to a net operating loss of US$0.6 million in 2006.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates based on our own experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are inherently uncertain. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue and cost recognition

We apply either of two different methods for revenue recognition, depending on the expected construction period.

Full accrual method

Revenue from the sale of properties where the construction period (the period from the construction permit award date to the unit delivery date) is expected to be 12 months or less is recognized by the full accrual method when the sale is consummated and the unit has been delivered. A sale is considered to be consummated when the sales price has been paid, any permanent financing for which we are responsible has been arranged, all conditions precedent to closing have been performed, we do not have any substantial continuing involvement with the unit and the usual risks and rewards of ownership have been transferred to the buyer. Costs are recorded based on the ratio of the sales value of the relevant units completed and sold to the estimated total project sales value, multiplied by the estimated total project cost. For these projects, our policy is that cash payments received from the buyer are recorded as a deposit liability and costs are capitalized as incurred, up to when the sale is consummated and the unit has been delivered.

Delivery and closing take place only after the local government has certified that the building is completed and ready for habitation (comparable to a certificate of occupancy in the United States) and the following events have occurred:

•

The sales department has determined that the sales contract is signed, the sales tax invoice is properly issued, the purchaser is physically present and the purchasers’ identification cards are checked;

•	All consideration has been paid by the purchaser; and

•	The unit has been inspected and accepted by the purchaser.

Percentage of completion method

Revenue from the sale of properties where the construction period is expected to be more than 12 months is recognized by the percentage of completion method on the sale of individual units based on the completion progress of a project, as described below.

We apply the percentage of completion method to projects with an expected construction period of over 12 months, not including any unforeseen delays, or delays beyond our control. For these projects, our policy is that cash payments received from the buyers are initially recorded as customer deposits, and costs are capitalized as incurred.

Revenue and profit from the sale of these development properties are recognized by the percentage of completion method on the sale of individual units when the following conditions are met:

•	construction is beyond a preliminary stage;

•	the buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit;

•	sufficient units have already been sold to assure that the entire property will not revert to rental property;

•	sales prices are collectible; and

•	aggregate sales proceeds and costs can be reasonably estimated.

Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of incurred costs, including land use rights costs and construction costs, to total estimated costs and applying that ratio to the contracted sales amounts. Cost of sales is recognized by determining the ratio of contracted sales during the period to total estimated sales value, and applying that ratio to the incurred costs. Current period amounts are calculated based on the difference between the life-to-date project totals and the previously recognized amounts.

Our significant judgments and estimates related to applying the percentage of completion method include our estimates of the time necessary to complete the project, the total expected revenue and the total expected costs. Fluctuations in sales prices and variances in costs from budgets could change the percentages of completion and affect the amount of revenue and costs recognized. Changes in total estimated project cost or losses, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under real estate property under development. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits.

Interest capitalization

We obtain loans from banks and shareholders and we issue debt securities to finance projects and provide for working capital. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” We charge the borrowing costs related to working capital loans to interest expense when incurred and capitalize interest costs related to project developments as a component of the project costs.

The interest to be capitalized for a project is based on the amount of borrowings related specifically to such project. Interest for any period is capitalized based on the amounts of accumulated expenditures and the interest rate of the loans. Payments received from the pre-sales of units in the project are deducted in the computation of the amount of accumulated expenditures during a period. The interest capitalization period begins when expenditures have been incurred and activities necessary to prepare the asset (including administrative activities before construction) have begun, and ends when the project is substantially completed. Interest Capitalized is limited to the amount of interest incurred.

The interest rate used in determining the amount of interest capitalized is the weighted average rate applicable to the project-specific borrowings. However, when accumulated expenditures exceed the principal amount of project-specific borrowings, we also capitalize interest on borrowings that are not specifically related to the project, at a weighted average rate of such borrowings.

Our significant judgments and estimates related to interest capitalization include the determination of the appropriate borrowing rates for the calculation, and the point at which capitalization is started and discontinued. Changes in the rates used or the timing of the capitalization period may affect the balance of property under development and the costs of sales recorded.

Income taxes

We have adopted the balance sheet approach for financial accounting and reporting for income taxes. We recognize:

•	the amount of taxes payable or refundable for the current fiscal year;

•	deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our financial statements or tax returns; and

•	the difference between the taxes calculated based on our earnings at the statutory rates and the amounts charged by the local tax authorities based on our “deemed earnings.”

Our significant judgments and estimates include the allowability of deductible items for income tax purposes and other tax positions that we may take. Disagreements with the taxing authorities could subject us to additional taxes, and possibly, penalties.

Please see note 12 to our consolidated financial statements included elsewhere in this annual report.

Share-based payments

Under SFAS No. 123(R) “Share-Based Compensation,” we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of stock options and other equity awards on the date of the grant, with the compensation expense recognized over the requisite service period, which is generally the vesting period.

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses various assumptions including assumptions regarding an average risk-free rate of return, expected term of the options, volatility rate of the Company’s shares and dividend yield.

Tax Contingency

We have evaluated the available evidence about (a) asserted and unsettled income tax contingencies and (b) unasserted income tax contingencies caused by uncertain income tax positions taken in our current tax treatments or our income tax returns filed with the national and local tax authorities in the PRC and foreign tax authorities. The liability recorded in the consolidated financial statements for these income tax contingencies represents management’s estimate of the amount that is less than “more likely than not” to be upheld in an examination by the relevant taxing authorities, under the provisions of FIN 48.

Impairment of long-lived assets

We review long-lived assets, including real estate projects, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected as a result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets.

Our significant judgments and estimates related to impairment include our determination if an event has occurred to warrant an impairment test. If a test is required, other significant judgments and estimates include our expectations of future cash flows, and the calculation of the fair value of the assets impaired.

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of China International Bond denominated in U.S. dollar as of the valuation date. The expected life of options represents the period of time the granted options are expected to be outstanding. We have not paid dividends in the past nor do we expect to pay dividends in the foreseeable future, therefore the dividend yield is set as zero. Since the company’s stock has a limited trading history, the expected volatility we used in our calculations was based on the historical volatilities of comparable publicly traded companies engaged in similar business. Changes in these assumptions, or the expected forfeiture rate of share-based payments can have a significant effect on the valuation of the awards, and the amount of expenses recognized in our income statement.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, borrowings from banks and proceeds from issuances of equity and debt securities.

Cash Flows

The following table presents selected cash flow data from our cash flow statements for the periods indicated.

	Year Ended December 31,
	2005	2006	2007
	(US$ in thousand)
Net cash provided by (used in) operating activities	12,555.4	(27,679.2)	(174,674.6)
Net cash used in investing activities	(1,831.9)	(3,105.5)	(2,623.0)
Net cash provided by (used in) financing activities	(1,308.6)	49,378.6	448,404.7

Net increase in cash and cash equivalents	9,414.9	18,593.9	271,107.1
Effect of exchange rate changes on cash and cash equivalents	264.6	1,391.6	3,293.8
Cash and cash equivalents at beginning of year	5,249.2	14,928.7	34,914.2

Cash and cash equivalents at end of year	14,928.7	34,914.2	309,315.1

Operating Activities

Net cash used in operating activities was US$174.7 million for the year ended December 31, 2007, primarily attributable to cash paid to acquire land use rights in our real estate property under development, an increase in accounts receivable, an increase in other deposits and prepayments, and a decrease in customer deposits and income tax payable. The increase in cash used in operating activities was partly offset by an increase in our accounts payable, other payables and accrued liabilities, and payroll and welfare payable. The increase in other deposits and prepayments was attributable to increased advance payments to vendors and construction service providers for new projects launched in Jinan, Suzhou, and Hefei in the year ended December 31, 2007. The increase in accounts payable was mainly due to increased payables to engineering and construction service providers, reflecting the increased number of, and investments in, real estate properties under construction in the year ended December 31, 2007 as compared to the year ended December 31, 2006.

Net cash used in operating activities in 2006 reflected substantial increases in projects under construction during the period. Net cash used in operating activities was US$27.7 million in 2006, primarily attributable to cash paid to acquire land use rights in our real estate property under development, a decrease in our customer deposits and increases in advances to suppliers and deposits and prepayments. The decrease in customer deposits was attributable to recognition of the related amounts as revenues after meeting all conditions of revenue recognition method. The increase in cash used in our operating activities was partly offset by corresponding increases in our net income and deferred taxation expenses associated with the properties completed and delivered, as well as increases in our other payables and accrued liabilities and accounts payable.

Net cash provided by operating activities was US$12.6 million in 2005, primarily attributable to increases in our net income and deferred taxation expenses associated with properties completed and sold, and a corresponding decrease in property development completed. Customer deposits also increased, as a result of pre- sales of properties under construction. An increase in accounts payable also contributed to cash provided by operating activities. The increase was partially offset by increases in real estate property under development, reflecting properties under construction, as well as related advances to suppliers, other deposits and prepayments.

Proceeds from pre-sales of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sales proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sales are affected by a number of factors, including restrictions on pre-sales imposed by PRC law, market demand for our properties subject to pre-sales, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sales payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. At December 31, 2005, 2006 and 2007, we recorded current liabilities consisting of customer deposits of US$43.8 million, US$25.5 million and US$25.3 million, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash flows to the extent possible.

Investing Activities

Net cash used in investing activities was US$2.6 million in the year ended December 31, 2007, primarily attributable to US$1.4 million we used in purchasing property and equipment.

Net cash used in investing activities was US$3.1 million in 2006, primarily attributable to US$1.6 million we paid in consideration for the acquisition from Mr. Yong Zhang and Ms. Yuyan Yang of four subsidiaries providing real estate-related services, net of cash acquired.

Net cash used in investing activities was US$1.8 million in 2005, primarily attributable to the investments in Jiantou Xinyuan and Henan Xinyuan Real Estate Agency Co., Ltd and loan to employees.

Financing Activities

Net cash provided by financing activities was US$448.4 million in the year ended December 31, 2007, primarily attributable to proceeds of US$262.9 million from our public offering, proceeds of US$100 million from the issue of our floating rate notes and convertible notes, proceeds of US$149.6 million from long-term bank loans, and proceeds of US$50.6 million from short-term bank loans, partly offset by US$35.0 million repayment of shareholders’ loans, a US$13.5 million increase of restricted cash, US$26.6 million repayment of short-term bank loans and US$30.4 million repayment of long-term bank loans.

Net cash provided by financing activities was US$49.4 million in 2006, primarily attributable to proceeds in the amount of US$36.5 million from issuances of common and Series A preference shares, a US$35.0 million bridge loan from shareholders and US$28.5 million proceeds from short-term and long-term bank borrowings, partially offset by an increase of US$26.6 million in restricted cash, reflecting the increase in real estate sales, and US$24.8 million repayment of short-term bank loans.

Net cash used in financing activities was US$1.3 million in 2005, primarily attributable to the proceeds of short-term and long-term bank loans in the aggregate of US$34.7 million and a decrease in restricted cash of US$6.2 million, largely offset by repayment of short-term bank loans in the amount of US$37.0 million and loans to related parties of US$5.6 million.

Bank Borrowings

Bank borrowing is an important source of funding for our property developments. Our borrowings as of December 31, 2005, 2006 and 2007, respectively, were as follows.

	Year Ended December 31,
	2005	2006	2007
	(US$)	(US$)	(US$)
Short-term bank loans	24,410,795	22,667,025	49,284,013
Long-term bank loans	7,434,760	12,806,229	137,858,336

Total	31,845,555	35,473,254	187,142,349

As of December 31, 2005, 2006 and 2007, the weighted average interest rate on our short-term bank loans was 7.31%, 7.05% and 6.66%, respectively. As of December 31, 2005, 2006 and 2007, our short-term bank loans were all denominated in Renminbi and are secured by our land use rights, real estate under development, certain property certificates and certain bank deposits.

As of December 31, 2005, 2006 and 2007, the weighted average interest rate on our long-term bank loans was 6.62%, 6.93% and 7.03%, respectively. As of December 31, 2005, 2006 and 2007, our long-term bank loans were all denominated in Renminbi and are secured by our land use rights and real estate under development.

Since June 2003, commercial banks have been prohibited under PBOC guidelines from advancing loans to fund the payment of land use rights. In addition, the PRC government also encourages property developers to use internal funds to develop their property projects. Under guidelines jointly issued by MOHURD and other PRC government authorities in August 2004, commercial banks in China are not permitted to lend funds to property developers with an internal capital ratio, calculated by dividing the internal funds available by the total capital required for the project, of less than 35%, an increase of five percentage points from 30% as previously required. Such increase in internal capital ratio requirements has limited the amount of bank financing that property developers, including us, are able to obtain.

Shareholders’ Loan

On December 7, 2006, we borrowed a bridge loan in the principal amount of US$35 million from Blue Ridge China and Equity International, each holders of our common shares. This loan bore interest at the rate of 12.5% per annum. In April 2007, we repaid the bridge loan using a portion of the net proceeds from the issuance and sale of floating rate notes.

Capital Expenditures

Our capital expenditures were US$174,245, US$1,540,874 and US$2,589,752 in 2005, 2006 and 2007, respectively. Our capital expenditures in 2005, 2006 and 2007 were mainly used for building improvements and to purchase vehicles, fixtures and furniture and equipment. The source of our capital expenditures is primarily the cash flow generated from operating activities.

We believe that our current cash and cash equivalents, and anticipated cash flow from operations will be sufficient to meet our expected cash requirements, including for working capital and capital expenditure purposes, for at least twelve months following the date of this annual report. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

C.	Research and Development, Patent and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2007 to December 31, 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As is customary in the property industry in China, we provide guarantees to commercial banks in respect of the mortgage loans they extend to our customers prior to the issuance of their property ownership certificates. These guarantees remain outstanding until the completion of the registration of the mortgage with the relevant mortgage registration authorities. In most cases, guarantees for mortgages on residential properties are discharged when we submit the individual property ownership certificates and certificates of other interests in the property to the mortgagee bank. In our experience, the application for and issuance of the individual property ownership certificates typically takes six to twelve months, so the guarantee periods typically last for up to six to twelve months after we deliver the related property.

As of December 31, 2006 and 2007, we guaranteed mortgage loans in the aggregate outstanding amounts of US$62.4 million and US$209.6 million, respectively.

Except for the contingent liabilities set forth above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any transactions with unconsolidated entities, derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Other than as described above, there are no off-balance sheet arrangement that have or are reasonably likely to have effect on the Group’s financial position.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2007 our contractual obligations amounted to US$722.6 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated.

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(US$ in thousand)
Long-term debt obligations:
long-term bank loans	137,858	—	137,858	—	—
interest on long-term bank loans(1)	18,223	10,299	7,924	—	—
convertible notes	25,000	—	—	25,000	—
interest on convertible notes(2)	1,642	500	500	642	—
floating rare notes	75,000	—	75,000	—	—
interest on floating rate notes(3)	20,834	9,154	11,680	—	—
Short-term debt obligations	49,284	49,284	—	—	—
interest on short-term debt obligations(4)	2,701	2,701	—	—	—
Operating lease obligations	6,193	1,188	3,549	1,456	—
Non-cancellable construction contact obligations	129,848	129,848	—	—	—
Contracted land use rights obligations	256,004	256,004	—	—	—

Total	722,587	458,979	236,511	27,098	—

(1)	Our long-term bank loans bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans is calculated based on the current interest rate of each loan, ranging from 6.111% to 8.316% per annum, using the PBOC benchmark rate of 7.56% as of December 31, 2007.

(2)	Interest on convertible notes is calculated at a rate of 2% per annum.
(3)	Interest on floating rate notes is calculated at 6-month LIBOR as of December 31, 2007 plus 6.8% per annum. The applicable LIBOR rate was 5.205% as of December 31, 2007.
(4)	Interest on short-term loans is calculated based on the fixed interest rates for relevant loans, ranging from 5.985% to 7.938% per annum.

This table does not include a liability of US$11.9 million for unrecognized tax benefits as of December 31, 2007.

G.	Safe Harbor

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our expectations with respect to our ability to acquire adequate suitable land use rights for future development;

•	our ability to continue to implement our business model successfully;

•	our ability to secure adequate financing for our project development;

•	our ability to successfully sell or complete our property projects under construction and planning;

•	our ability to enter into new geographic markets and expand our operations;

•	our ability to maintain strict cost control;

•	our ability to obtain permits and licenses to carry on our business;

•	competition from other real estate developers;

•	our belief with respect to market opportunities in, and growth prospects of, Tier II cities in China;

•	the expected growth of the real estate industry in China, particularly Tier II cities;

•	fluctuations in general economic and business conditions in China;

•	fluctuations of interest rates in China; and

•	PRC laws, regulations and policies relating to real estate developers and the real estate industry in China.

You should read thoroughly this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This annual report also contains third party data relating to the real estate industry in China that includes projections based on a number of assumptions. The real estate industry in China may not grow at the rates projected by market data, or at all. The failure of this market to grow at projected rates may have a material adverse effect on our business and the market price of our ADSs. Furthermore, if any one, or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ form the projections based on these assumptions. You should not place undue reliance on these forward looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as otherwise required by applicable securities laws.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position
Yong Zhang	44	Chairman and Chief Executive Officer
Yuyan Yang	44	Director and Chief Operating Officer
Longgen Zhang	44	Director and Chief Financial Officer
Yue (Justin) Tang	37	Independent Director
Christopher J. Fiegen	40	Independent Director
Yong Cui	33	Director
Thomas Wertheimer	67	Independent Director
Thomas Gurnee	57	Independent Director
Huai Chen	56	Independent Director
Xiaobing Wang	40	Chief Administration Officer

Unless otherwise indicated, the business address of each director and executive officer is 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025 the People’s Republic of China.

A description of the business experience and present position of each director and executive officer is provided below:

Yong Zhang founded our company in 1997 and is the Chairman of the board of directors and our Chief Executive Officer. Mr. Zhang has more than 20 year’s of working experience in the real estate industry. Prior to founding our company, he worked at several construction and property development companies, including Zhengzhou City Construction and Development Inc. and China Antai Real Estate Development Inc. Mr. Zhang is also vice chairman of Henan Real Estate Association, a member of China Democratic National Construction Association and a deputy to the 11th People’s Congress of Henan Province in China. Mr. Zhang received an executive master’s degree in business administration from Tsinghua University in 2005 and a bachelor’s degree in architecture from Henan Zhongzhou University in 1985. Mr. Zhang is married to Yuyan Yang, a director of our Company and Chief Operating Officer.

Yuyan Yang co-founded our company in 1997 with Mr. Yong Zhang. She is our director and Chief Operating Officer. Ms. Yang has more than 10 years’ working experience in the real estate industry. Ms. Yang received a bachelor’s degree in education management from Henan University in 1985. Ms. Yang is expected to receive her executive master’s degree in business administration at the National University of Singapore in July 2008. Ms. Yang is married to Yong Zhang, Chairman of the board of directors and Chief Executive Officer.

Longgen Zhang has been our director and the Chief Financial Officer since August 2006. Prior to joining us in February 2006, Mr. Zhang served as the Chief Financial Officer at Crystal Window and Door Systems, Ltd. in New York, U.S. between 2002 and 2006. He has a master’s degree in professional accounting and a master’s degree in business administration from West Texas A&M University, and a bachelor’s degree in economic management from Nanjing University in China. Mr. Zhang is a U.S. certified public accountant.

Yue (Justin) Tang is an independent director and has been on our board since August 2006. He is a co- founder of Blue Ridge China, a private equity fund formed in 2006 that invests in companies in China. He was appointed to our board of directors by Blue Ridge China. Mr. Tang was the co-founder of eLong, Inc., a leading online travel service company in China. From 2001 to 2006, Mr. Tang served as Chairman and CEO of eLong Inc., and in similar key executive positions at its predecessor company from 1999 to 2001. Prior to founding eLong, Mr. Tang held various positions in the financial services industry in the United States from 1993 to 1999. Mr. Tang studied at Nanjing University in China and received a bachelor’s degree from Concordia College in the United States. His business address is 3701 Tower A, Beijing Fortune Plaza, No. 7 Dongsanhuan Rd., Beijing 100020 PRC.

Christopher J. Fiegen is an independent director and has been on our board since August 2006. He was appointed to our board of directors by Equity International. Mr. Fiegen is also the Chief Investment Officer of Equity International Management, LLC. Mr. Fiegen has been associated with Equity International since its inception in 1999 and is primarily responsible for its investment activities. He is also a director of various portfolio companies, including Mexico Retail Properties and Orascom Housing Communities. In 1997, Mr. Fiegen joined Equity Group Investments, LLC (EGI), the privately-held investment company founded and led by Samuel Zell. Mr. Fiegen graduated from University of Michigan with a bachelor’s degree in finance. His business address is Two North Riverside Plaza, Suite 700, Chicago IL 60606.

Yong Cui has been our director since August 2006. With a doctorate degree in economics from Renmin University of China, Mr. Cui has extensive experience in corporate finance. He is a senior researcher at the Finance and Securities Institute of Renmin University of China and the executive president of Beijing Huiye Huacheng Investment Consulting Co., Ltd. His business address is Room 1-117, 8 Banbi Road South, Haidian District, Beijing, PRC.

Thomas Wertheimer was appointed as an independent director of our Company in December 2007. Mr. Wertheimer was a highly experienced audit partner with PricewaterhouseCoopers, and is an expert in financial and accounting issues, including reporting to the SEC, executive compensation, foreign operations, hedging and derivatives. Mr. Wertheimer is a member of board of directors of two public companies, including Fiserv Inc. (NASDAQ: FISV) and Vishay Intertechnology, Inc. (NYSE: VSH). He is also a consultant to the Public Company Accounting Oversight Board (PCAOB). Mr. Wertheimer obtained his bachelor and master’s degrees in business administration from the University of Cincinnati. His business address is 28 Wicklow Drive, Hilton Head Island, SC 29928.

Thomas Gurnee was appointed as an independent director of our Company in December 2007. Mr. Gurnee is the Chief Financial Officer of GEM Services Inc., a semiconductor contract manufacturer based in China. Prior to that, Mr. Gurnee served as the president of Globitech Inc., a Texas-based epitaxial semiconductor wafer manufacturer, the Chief Financial Officer of Artest Inc., a California-based seminconductor test subcontractor and the Chief Financial Officer of Sohu.com (NASDAQ: SOHU), a Beijing-based internet portal. He is also a member of the board of directors of eLong, Inc. and Longtop Financial Technologies Ltd. Mr. Gurnee obtained his bachelor degree from Stanford University and master’s degree in business administration from the University of Santa Clara. His business address is Room 6E, Hua Min Building, No. 728 West Yan’an Road, Shanghai, PRC.

Huai Chen was appointed as an independent director of our Company in December 2007. Mr. Chen is the director of the Policy Research Center of the MOHURD and was the deputy director of the Institute of Market Research under the PRC State Council’s Development and Research Center. Mr. Chen was a visiting professor of Stanford University and Tokai University and has a doctorate from Renmin University of China. His business address is No. 9 Sanlihe Road, Beijing, PRC.

Xiaobing Wang joined us as our Chief Administration Officer in July 2007. Mr. Wang has approximately 10 years of experience in human resources and administration. He started his career in a Hong Kong company as an intern and became its manager of human resources three years later. Before joining us, Mr. Wang was the chief administration officer of Jianlong Steel Group, a major nationwide private steel maker in China. Mr. Wang obtained a master’s degree in business administration from New York Dowling College in 2000.

In March 2008, our former Chief Operating Officer, Yao Wu resigned, and our Board of Directors appointed Yuyan Yang to replace him. Prior to her appointment as Chief Operating Officer, Ms. Yang served in the executive position as Assistant to the Chief Executive Officer, which position has been terminated by the Company.

B.	Compensation

For the fiscal year ended December 31, 2007, we paid an aggregate compensation of US$579,802 in cash to our executive officers, including all directors, and we did not pay any compensation to our non-executive directors.

Share Incentives

2007 Equity Incentive Plan

In August 2006, our shareholders agreed to allocate 6,802,495 common shares for our employee bonus scheme. In August 2007, we adopted our 2007 equity incentive plan to attract, retain and motivate key employees, directors and consultants of our company, our subsidiaries and our equity investee. Our plan provides for the grant of options to purchase our common shares. The maximum aggregate number of common shares which may be issued pursuant to all awards, including options, is 6,802,495 common shares, subject to adjustment to account for changes in the capitalization of our company. Our board of directors believes that our company’s expansion plans and its long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

Termination. The terms of a participant’s award are set forth in the participant’s award agreement. Our board of directors, or any committee designated under it, will determine the terms and conditions of an award in the relevant award agreement. The duration of any award may not exceed ten years from the date of grant. If a participant’s service with our company terminates for any reason, unless otherwise provided in the award agreement or determined by our board of directors, or any committee designated under it, any outstanding unvested or vested but unexercised option to the participant will expire and be forfeited for no consideration on the date of the participant’s termination of service. In the event any award under the plan expires, terminates, or is forfeited, the common shares underlying the award will revert to our company to be available for the purposes of the plan.

Administration. Our 2007 equity incentive plan is administered by our board of directors, or any committee designated under it. Our board of directors, or any designated committee, is authorized to interpret, establish or amend the plan at any time for any reason. They will determine the terms and conditions of any award, including, but not limited to, the exercise price for any option, restrictions and vesting conditions, including time-based vesting conditions and performance based vesting conditions, forfeiture provisions and other applicable terms. In addition, they will also specify in the award agreement whether the option constitutes an incentive share option, or ISO, or a non-qualifying stock option. Awards under our 2007 equity incentive plan may also be awarded under certain performance-based criteria based on conditions our board of directors, or any designated committee under it, deems appropriate.

Option Exercise and Conditions. The consideration paid for our common shares upon exercise of an option or purchase of common shares underlying an award or option may be paid in cash or cash equivalents. Our board of directors may accept any form of legal consideration that satisfies Cayman Islands corporate law requirements regarding adequate consideration for options. Participation in our 2007 equity incentive plan may also be subject to certain terms and conditions, including, but not limited to, withholding tax arrangements and certain restrictions on transfer.

Amendment and Termination. Our board of directors, or any designated committee, is authorized to interpret the plan and to establish, amend, suspend or terminate the plan at any time for any reason. However, any amendment to increase the number of common shares available for issuance under the plan or materially change the class of persons who are eligible for grants under the plan is subject to approval by our shareholders. Our board of directors at any time may amend the terms of any award provided that the amendment does not impair the rights of a participant under an award, in which case, our board of directors would need the participant’s consent. Our board of directors has the right to terminate or suspend our plan for any reason.

On August 11, 2007, we granted share options awards to 346 directors, management, employees and consultants and employees of the equity investee for an aggregate of 6,802,495 common shares at a weighted average exercise price of US$1.08. These options have various vesting periods ranging from four to 60 months.

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Common Shares Underlying Restricted Share Awards Granted(1)	Date of Granted	Date of Expiration
Yong Zhang	146,891	2.5000		August 11, 2007	August 10, 2017
Yuyan Yang			1,545,956	August 11, 2007	August 10, 2017
Longgen Zhang	400,000	0.8115		August 11, 2007	August 10, 2017
	99,404	2.5000		August 11, 2007	August 10, 2017
			100,596	August 11, 2007	August 10, 2017
Yong Cui			333,333	August 11, 2007	August 10, 2017
Yao Wu(2)	22,361	2.5000		August 11, 2007	August 10, 2017
			100,000	August 11, 2007	August 10, 2017
Xiaobing Wang	16,771	2.5000		August 11, 2007	August 10, 2017
			100,000	August 11, 2007	August 10, 2017
Other employees and consultants(3) as a group	2,512,990	2.5000	1,424,193	August 11, 2007	August 10, 2017

(1)	All restricted share awards were granted at purchase price of US$0.0001 per common share
(2)	Resigned as Chief Operating Officer in March 2008
(3)	None of these employees and consultants is our director or executive officer

2007 Long Term Incentive Plan

In November 2007, we adopted our 2007 long term incentive plan which provides for the grant of options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards to purchase our common shares. The maximum aggregate number of common shares which may be issued pursuant to all awards, including options, is 10 million common shares, subject to adjustment to account for changes in the capitalization of our company.

Termination. The terms of a participant’s award are set forth in the participant’s award agreement. Our board of directors, or any committee designated under it, will determine the terms and conditions of an award in the relevant award agreement. The duration of any award may not exceed ten years from the date of grant. If a participant’s service with our company terminates for any reason, unless otherwise provided in the award agreement or determined by our board of directors, or any committee designated under it, the unvested portion of any outstanding awards to the participant will be immediately forfeited without consideration, the vested portion of any outstanding restricted stock units or other stock-based awards will be settled upon termination and the participant will have a period of three months to exercise the vested portion of any outstanding options or stock appreciation rights.

Administration. Our 2007 long term incentive plan is administered by our board of directors, or any committee designated under it. Our board of directors, or any designated committee, is authorized to interpret, establish or amend the plan at any time for any reason. They will determine the terms and conditions of any award, including, but not limited to, the exercise price for any option, restrictions and vesting conditions, including time-based vesting conditions and performance based vesting conditions, forfeiture provisions and other applicable terms. In addition, they will also specify in the award agreement whether the option constitutes an ISO, or a non-qualifying stock option. Awards under our 2007 long term incentive plan may also be awarded under certain performance-based criteria based on conditions our board of directors, or any designated committee under it, deems appropriate.

Award Exercise and Conditions. The consideration paid for our common shares upon exercise of an option may be paid in cash or cash equivalents, or, subject to prior approval by our board of directors in its discretion, shares, promissory note, irrevocable direction to sell or pledge shares and to deliver proceeds as payment, or any combination of the foregoing methods. The consideration paid for our common shares upon exercise of stock appreciation rights, restricted stock units and other stock-based awards may be paid in cash, shares or any combination thereof. The restricted shares will be awarded for no additional consideration or such additional consideration as our board may determine satisfies Cayman Islands corporate law requirements. Each award of restricted shares will entitle the participant to all voting, dividends and other ownership rights in such shares, subject to any limitation on dividends rights specified in the award agreement. The participant will possess no incidents of ownership with respect to the shares underlying the restricted stock units granted. Participation in our 2007 long term incentive plan may also be subject to certain terms and conditions, including, but not limited to, withholding tax arrangements and certain restrictions on transfer.

Amendment and Termination. Our board of directors, or any designated committee, is authorized to interpret the plan and to establish, amend, suspend or terminate the plan at any time for any reason. However, any amendment to increase the number of common shares available for issuance under the plan, or materially change the class of persons who are eligible for grants under the plan is subject to approval by our shareholders. Our board of directors at any time may amend the terms of any award provided that the amendment does not impair the rights of a participant under an award, in which case, our board of directors would need the participant’s consent. Our board of directors has the right to terminate or suspend our plan for any reason.

On November 5, 2007, we granted options under the 2007 long term incentive plan to our directors, management and key employees of both the Group and our equity investee for an aggregate of 2,441,844 common shares at the exercise price of US$7.00 per common share (or US$14 per ADS). These awards have vesting periods of up to 36 months, and will expire no later than the 10th anniversary of the date of grant. The number of common shares underlying options granted to Yong Zhang, Yuyan Yang, Longgen Zhang, Yao Wu and Xiaobing Wang was 473,493, 134,956, 229,807, 180,546 and 159,149, respectively.

C.	Board Practices

Our board of directors currently has nine directors, including one director appointed by Blue Ridge China and one director appointed by Equity International. Since our IPO, Blue Ridge China and Equity International no longer have any rights to appoint directors to our board and the two directors designated by them will continue to be directors of our company only until their resignation or removal.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Thomas Wertheimer, Mr. Thomas Gurnee and Mr. Huai Chen. Mr. Wertheimer is the chairman of our audit committee. All of the members of our audit committee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has determined that Mr. Wertheimer qualifies as an “audit committee financial expert” under applicable SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act, regardless of the dollar amount involved in such transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.

Compensation Committee. Our compensation committee consists of Mr. Yue (Justin) Tang, Mr. Christopher Fiegen, Mr. Thomas Wertheimer and Mr. Yong Cui. Mr. Tang is the chairman of our compensation committee. Mr. Tang, Mr. Fiegen and Mr. Wertheimer satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our three most senior executives;

•	reviewing and recommending to the board the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. Huai Chen, Mr. Yue (Justin)Tang, Mr. Yong Cui and Mr. Thomas Gurnee. Mr. Chen is the chairperson of our corporate governance and nominating committee. Mr. Chen, Mr. Tang, and Mr. Gurnee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending qualified candidates to the board for selection of directors, nominees for board of directors, or for appointment to fill any vacancy;

•

reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•

advising the board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board of directors on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

A director may be removed by special resolution passed by our shareholders before the expiration of such director’s term. Officers are elected by and serve at the discretion of the board of directors.

D.	Employees

We had 166, 382 and 633 full time employees as of December 31, 2005, 2006 and 2007, respectively. See “Item 4. Information on the Company-B. Business Overview-Employees.” None of our employees is represented by a labor union. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of December 31, 2007, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our common shares; and

•	all of our directors and executive officers as a group.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Yong Zhang(3)	61,132,874	40.57
Yuyan Yang(4)	61,132,874	40.57
Longgen Zhang	*	*
Yue (Justin) Tang(5)	—	—
Christopher J. Fiegen(6)	—	—
Yong Cui	*	*
Thomas Wertheimer	—	—
Thomas Gurnee	—	—
Huai Chen	—	—
Yao Wu	*	*
Xiaobing Wang	*	*
All directors and executive officers as a group	61,500,235	40.82

Principal Shareholders:
Blue Ridge China Partners, L.P.(7)	27,905,867	18.52
EI Fund II China, LLC(8)	18,603,912	12.35

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.
(1)	Beneficial ownership includes voting or investment power with respect to the securities and, except as indicated below, each person named has sole voting and investment power with respect to the shares shown opposite his or her name. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of December 31, 2007, the end of our fiscal year. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons had the right to acquire on or before February 29, 2008 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(2)	Percentage of beneficial ownership of each listed person is based on 148,398,102 common shares outstanding as of December 31, 2007, as well as 2,279,869 ordinary shares underlying options exercisable by such person within 60 days of December 31, 2007.
(3)	Includes 12,000,000 common shares owned by Yuyan Yang, Mr. Zhang’s spouse, and 1,093,416 common shares issuable upon the exercise of options exercisable within 60 days, which are held by Star World Finance Limited, a British Virgin Islands company wholly owned and controlled by Ms. Yang.
(4)	Includes 48,000,000 common shares owned by Yong Zhang, Ms. Yang’s spouse, and 39,458 common shares issuable upon the exercise of options exercisable within 60 days, which are held by Shining Gold Trading Limited, a British Virgin Islands company wholly owned and controlled by Mr. Zhang.
(5)	An entity controlled by Yue (Justin) Tang is a limited partner of the General Partner of Blue Ridge China Partners, L.P., or Blue Ridge China, giving Mr. Tang an indirect economic interest in a minority portion of the shares owned by Blue Ridge China. Such entity has certain veto rights, including with respect to Blue Ridge China’s determinations as to making and disposing of investments. Mr. Tang disclaims beneficial ownership (having or sharing investment or voting control) in the Blue Ridge China shares, and disclaims any pecuniary interest in the Blue Ridge China shares except to the extent of his proportionate indirect interest in Blue Ridge China.
(6)	Christopher J. Fiegen has an economic interest in a minority portion of the shares owned by EI Fund II China, LLC, or Equity International. Mr. Fiegen disclaims beneficial ownership in all of our shares owned by Equity International, except to the extent of his pecuniary interest therein.
(7)

The securities are beneficially owned by Blue Ridge China and by its general partner, Blue Ridge China Holdings, L.P., or BRCH, a Cayman Islands exempted limited partnership, and BRCH’s general partner, Blue Ridge Capital Offshore Holdings LLC, or BRCOH, a New York limited liability company. John A. Griffin is the sole managing member of BRCOH and in that capacity directs its operations and (through BRCOH and BRCH) has voting and investment control over Blue Ridge China. Blue Ridge China, BRCH, BRCOH, and

Mr. Griffin may therefore all be deemed to beneficially own such securities. BRCH’s, BRCOH’s, and Mr. Griffin’s pecuniary interest in such securities is limited to its or his proportionate pecuniary interest in Blue Ridge China. The address of Blue Ridge China Partners, L.P. is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(8)	The securities are owned directly by EI Fund II China, LLC. Samuel Zell, through several trusts for the benefit of Mr. Zell’s family, has investment and voting control over EI Fund II China, LLC and may therefore be deemed to beneficially own such securities. Mr. Zell’s and each such trust’s pecuniary interest in such securities is limited to his or its proportionate pecuniary interest in EI Fund II China, LLC. The address of EI Fund II China, LLC is Two North Riverside Plaza, Suite 700, Chicago, IL 60606.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Restructuring and Share Exchange

On April 9, 2007, we entered into a Share Exchange and Assumption Agreement with Xinyuan Real Estate, Ltd., or Xinyuan Ltd., Mr. Yong Zhang, Ms. Yuyan Yang, Blue Ridge China and Equity International, pursuant to which Xinyuan Ltd. became our wholly owned subsidiary. As a part of the transaction, Mr. Yong Zhang and Ms. Yuyan Yang agreed to exchange their 48,000,000 and 12,000,000 common shares in Xinyuan Ltd., respectively, for an equivalent number of our newly issued shares of the same class.

As part of the transaction, Blue Ridge China agreed to exchange its 18,483,240 Series A preference shares, and 9,422,627 common shares of Xinyuan Ltd. for an equivalent number of equal class of our newly issued shares, and Equity International agreed to exchange its 12,322,160 Series A preference shares and 6,281,752 common shares of Xinyuan Ltd. for an equivalent number of equal class of our newly issued shares.

As part of the transaction, Xinyuan Ltd. cancelled warrants issued to Burnham Securities and Joel B. Gardner to purchase an aggregate of 1,853,172 common shares at a price of US$0.81155 per share and we issued substantially similar warrants to Burnham Securities and Mr. Gardner. The holders of the Burnham warrants exercised all of their warrants on a net exercise basis prior to the completion of the IPO which resulted in the issuance to them of 1,638,323 common shares.

Shareholders Agreement

We entered into a shareholders agreement, dated as of April 9, 2007, with Blue Ridge China, Equity International, Mr. Yong Zhang, Ms. Yuyan Yang, Xinyuan Ltd., Burnham Securities and Mr. Gardner. The agreement was amended and restated on October 31, 2007. Under the terms of the amended and restated shareholders agreement, the following rights generally will apply:

Co-Sale Rights. Prior to December 12, 2010, if either Mr. Yong Zhang or Ms. Yuyan Yang proposes to transfer any common shares, he or she must provide us and the other parties to the agreement written notice detailing the number of common shares to be sold or transferred, the consideration to be paid, the name and address of each prospective purchaser or transferee, and a copy of the proposed transfer documents. Within 30 days of such notification, Blue Ridge China, Equity International, Burnham Securities and Mr. Gardner have the right to participate in the sale on the same terms and conditions indicated in the notice. Their pro-rata share is the ratio of the sum of the number of securities held by Blue Ridge China, Equity International, Burnham Securities or Mr. Gardner that were issued pursuant to the Share Exchange and Assumption Agreement, on an as converted and as exercised basis, as the case may be.

Right of First Refusal on Common Shares by Certain Shareholders. If any shareholder other than Mr. Yong Zhang or Ms. Yuyan Yang desires to transfer all or any portion of its securities, the selling shareholder must first deliver to us a notice identifying the transferee and containing an offer to sell the shares to us at the same price, upon the terms as set forth in the proposed transfer. This right of first refusal does not apply to sales to the public.

Registration Rights. Blue Ridge China and Equity International are also entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 registration.

Termination of Agreement. The shareholders agreement will terminate upon the expiration of any period of four consecutive weeks after our IPO in December 2007 during which the weekly trading volume in each such week of the common shares on the NYSE, the National Association of Securities Dealers Automated Quotation System or applicable major international securities exchange exceeds one-half the number of common shares (on a fully diluted basis) then held by Blue Ridge China and Equity International.

Shareholders’ Loan

On December 7, 2006, we borrowed a bridge loan in the principal amount of US$35 million from Blue Ridge China (US$21 million) and Equity International (US$14 million). This loan bore interest at the rate of 12.5% per annum and the outstanding loan amount was convertible into our common shares. In April 2007, we repaid this loan using a portion of the net proceeds from the issuance of the floating rate notes.

Acquisition of Subsidiaries

On August 30, 2006, we acquired from Mr. Yong Zhang and Ms. Yuyan Yang the 100% equity interest in each of Henan Xinyuan Property Management Co., Ltd., or Xinyuan Property Management, Henan Mingyuan Landscape Engineering Co., Ltd., or Mingyuan Landscape, Zhengzhou Xinyuan Computer Network Engineering Co., Ltd., or Xinyuan Network, and Henan Xinyuan Real Estate Agency, Ltd. The consideration was paid in cash of US$2.1 million.

On March 16, 2006, we acquired from Ms. Yuyan Yang a 20% equity interest in Henan Wanzhong Real Estate Co., Ltd. The consideration was paid in cash in the amount of US$0.2 million. After the acquisition, Henan Wanzhong Real Estate Co., Ltd. became our wholly owned subsidiary.

Historical Transactions with Certain Subsidiaries

We have contracted with Mingyuan Landscape to design and build garden landscapes and infrastructures for our properties under construction. During the years ended December 31, 2004 and 2005, and the period from January 1, 2006 through August 31, 2006, we purchased US$412,408, US$1,354,902 and US$707,908, respectively, of services from Mingyuan Landscape. As of December 31, 2004 and 2005, we recorded balances due from Mingyuan Landscape in the amount of US$476,664 and US$380,468, respectively. As of December 31, 2004 and 2005, we also recorded balances due to Mingyuan Landscape in the amount of US$46,110 and US$299,153, respectively.

We have contracted with Xinyuan Property Management to manage the properties we delivered to our customers. As of December 31, 2004 and 2005, we recorded balances due from Xinyuan Property Management in the amount of US$687,283 and US$523,484, respectively. As of December 31, 2004 and 2005, we also recorded balances due to Xinyuan Property Management in the amount of US$518,841 and US$890,010, respectively.

We have contracted with Xinyuan Network to install and maintain intercom systems in the residential communities we developed. During the years ended December 31, 2004 and 2005 and the period from January 1, 2006 through August 31, 2006, we purchased nil, US$223,071 and US$108,619, respectively, of services from Xinyuan Network. As of December 31, 2004 and 2005, we also recorded balances due to Xinyuan Network in the amount of US$48,330 and US$130,300, respectively.

Because of our acquisition of Mingyuan Landscape, Xinyuan Property Management and Xinyuan Network in 2006, the balances due to or from these subsidiaries have been eliminated upon consolidation.

Transactions with Jiantou Xinyuan

We hold a 45% equity interest in Jiantou Xinyuan, with the remaining 55% held by third-party partners. Under the joint venture contract, we and the other partners agree to share the profits according to our respective equity interest in Jiantou Xinyuan.

We extended loans to and paid real estate construction costs on behalf of Jiantou Xinyuan. As of December 31, 2004, 2005, 2006 and 2007, we recorded balances due from Jiantou Xinyuan in the amount of nil, US$6.7 million, US$7.7 million and US$6.6 million, respectively. In May and June 2007, we made two loans to Jiantou Xinyuan in the amount of RMB58.7 million and RMB58.3 million, respectively. These loans bore interest at the rate of 6.57% per annum and have fixed terms of one year. In addition, in 2006, we borrowed cash under a loan from Jiantou Xinyuan in the principal amount of US$3.7 million with an interest at 6.44% per annum and we repaid the loan in full in February 2007.

Cash Advances

We make cash advances to Mr. Yong Zhang and Ms. Yuyan Yang for traveling expenses and other expenses. The cash advances bear no interest and have no fixed payment terms. As of December 31, 2004, 2005 and 2006, we recorded balances due from these two shareholders in the amount of US$197,180, US$151,777 and US$40,934, respectively. All such advances were fully repaid in May 2007. As of December 31, 2007, we recorded balances due from employees in the amount of US$342,751, which mainly represented the outstanding payments from the sales of properties to our employees and the cash advances paid to employees for their traveling expenses.

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentives.”

Consulting Agreement with Our Director

We entered into a consulting agreement with a consulting company that is beneficially owned by Yong Cui, one of our directors, in April 2005. Under this agreement, the consulting company agreed to provide certain financial consulting services to us. We paid consulting fees of RMB0.25 million, and RMB0.23 million to the consulting company in 2005 and 2006, respectively. This consulting agreement was renewed in December 2006, under which we have agreed to pay an annual fee of RMB0.24 million. This agreement will expire in April 2012.

Registration Rights

We have granted registration rights to the holders of our common shares, certain warrants and convertible notes or their assignees. These include (a) demand and Form F-3 registration rights to (i) the holders or assignees of our convertible notes and related warrants, and to (ii) Blue Ridge China and Equity International, and (b) piggyback registration rights to these parties and the holders of the common shares issued upon exercise of the Burnham warrants.

Review and Approval of Related Party Transactions

Pursuant to our audit committee charter, all transactions or arrangements with related parties, as such term is defined under Item 404 of Regulation S-K, including directors, executive officers, beneficial owners of 5% or more of our voting securities and their respective affiliates, associates and related parties, will require the prior review and approval of our audit committee, regardless of the dollar amount involved in such transactions or arrangements.

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period, except for Ms. Yong Zhang and Ms. Yuyan Yang who signed employment agreements with us without fixed terms. We may terminate employment with our executive officers for cause at any time for certain acts of the executive, including but not limited to a conviction of a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. We may, with thirty-day prior written notice, terminate the executive’s employment for (i) incompetency for his or her original position or any other position offered by us after his or her statutory medical period has expired; (ii) failure to perform his or her job satisfactorily after receiving training or being reassigned; or (iii) the parties cannot reach an agreement regarding terms related to the change of employment. Furthermore, an executive officer may terminate his or her employment at any time (i) during his or her probation period; (ii) if he or she is forced to work by violence, threats or illegal restriction of personal freedom; or (iii) if we fail to pay his or her compensation according to the term of employment agreement or to provide the employee with the proper working conditions. Upon termination, the employee is generally entitled to severance pay.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuant to his or her duties in connection with the employment, our confidential information, commercial secrets and know-how. We have also entered into confidentiality agreements and non-competition agreements with our executive officers.

Share Incentives

See “Item 6. Directors, Senior Management and Employee—B. Compensation” for a description of share options and stock purchase rights we have granted to our directors, officers and other individuals as a group.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

As of December 31, 2007, our major operating subsidiary, Henan Xinyuan Real Estate Co., Ltd., or Henan Xinyuan, was involved in the following legal proceedings.

On June 28, 2003, Henan Jiantong Industrial Co., Ltd., or Henan Jiantong, sued Henan Xinyuan in the People’s Court of Jinshui District, Zhengzhou City, claiming the payment of all the service fees and the relevant overdue interest in a total amount of US$102,287 under the contract for the installation of a computer system to monitor the outdoor security of Zhengzhou Xinyuan Splendid. Subsequently, Henan Xinyuan countercharged Henan Jiantong to repay the overpaid construction fees and the relevant damages, in the total amount of US$28,604. This legal proceeding is currently pending without any substantive judgment or verdict issued. We believe, after consultation with the legal counsel involved in such proceeding, that the aforesaid dispute will not have a material adverse effect on our financial conditions.

On March 14, 2006, Henan Oriental Construction Co., Ltd. filed a suit against Henan Xinyuan in the Intermediate People’s Court, claiming payment of construction fees and overdue interest in the amount of

US$257,956. This legal proceeding is currently pending without any substantive judgment or verdict issued. We believe, after consultation with the legal counsel involved in such proceeding, that the aforesaid dispute will not have a material adverse effect on our financial conditions.

On September 16, 2004, Henan Xinyuan acquired an interest in a land site located in Zhengzhou City of Henan Province from Henan Park Property Co. Ltd., or the Park Property, for a total purchase price of US$21,636,124. However, Park Property failed to transfer the land use right to Henan Xinyuan before the due date, December 5, 2004. On April 5, 2005, Henan Xinyuan sued Park Property for breach of the land transfer agreement. Pursuant to the final judgment of the court filed on December 12, 2005, Park Property was ordered to transfer the land use right to Henan Xinyuan. Park Property appealed the court decision. As of November 10, 2006, the court has turned down the appeal of Park Property and rendered its final verdict that Henan Xinyuan prevail. The court then enforced the legal transfer of the subject land to Henan Xinyuan, which received the official land certificate in February 2007. However, Henan Xinyuan may be required to settle the relocation and settlement costs of US$5,122,492 due to Park Property’s financial insolvency. As Park Property is currently under liquidation procedures, any additional costs incurred by Henan Xinyuan may not be fully recoverable from Park Property. We have assessed the recoverability of our investment in this land site, including the additional costs that may be incurred, and have concluded that no impairment provision is required.

Dividend Policy

We have never declared or paid dividends, nor do we have any present plan to pay any cash dividends on our common shares in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business.

Under our indentures for our floating rates notes and our convertible notes, we may not pay dividends unless our net income or cash flow exceeds specified thresholds and certain other conditions are satisfied. Assuming we are able, in accordance with these contractual arrangements, to pay dividends, any payment of dividends will still be subject to our board of directors’ discretion and the form, frequency and amount of any dividend will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our common shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Not applicable.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing two of our common shares, have been listed on the NYSE since December 12, 2007. Our ADSs trade under the symbol “XIN.” For the period from December 12, 2007 to June 10, 2008 the trading price of our ADSs on the NYSE has ranged from US$6.35 to US$18.00 per ADS. The following table provides the high and low trading prices for our ADSs on the NYSE for each of the months since our IPO.

	Trading Price
	High	Low
	US$	US$
Quarterly Highs and Lows
Fourth Quarter 2007 (starting from December 12, 2007)	18.00	12.00
First Quarter 2008	14.71	6.35

Monthly Highs and Lows 2007 (from December 12)	18.00	12.00

2008
January	14.71	7.75
February	13.93	10.75
March	12.50	6.35
April	11.61	8.00
May	9.86	7.70
June (through June 10)	9.46	7.12

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum and articles of association filed as Exhibit 3.2 to our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange.”

E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

The newly enacted PRC Corporate Income Tax Law, or the CIT Law, and the Implementation for the CIT Law issued by the PRC State Council, became effective as of January 1, 2008. The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for the CIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the CIT Law and the Implementation for the CIT Law, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of our ADSs by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ADSs, or the gain you may realize from the transfer of our ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

U.S. Federal Income Taxation

Introduction

The following is a general discussion of certain U.S. federal income tax consequences of the ownership and disposition of the common shares or ADSs (evidenced by ADRs) by U.S. Holders (as defined below). This discussion applies only to U.S. Holders that hold the common shares or ADSs as capital assets.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation.

This discussion does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, other financial institutions, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, U.S. expatriates, persons subject to the alternative minimum tax, persons who have acquired the shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar or persons that own (or are deemed to own) 10% or more (by voting power) of our stock). If a partnership holds common shares or ADSs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding common shares or ADSs should consult its own tax adviser regarding the U.S. tax consequences of its investment in the common shares or ADSs through the partnership. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of the common shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source thereof, or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

In general, for U.S. federal income tax purposes, a U.S. Holder of an ADS will be treated as the owner of the common shares represented by the ADSs and exchanges of common shares for ADSs, and ADSs for common shares, will not be subject to U.S. federal income tax.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE OWNERSHIP AND DISPOSITION OF THE COMMON SHARES OR ADSs, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS OR NON-U.S. TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company” and “—Controlled Foreign Corporation,” the gross amount of any distribution made by us on the common shares or ADSs generally will be treated as a dividend includible in the gross income of a U.S. Holder as ordinary income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when received by the U.S. Holder, in the case of common shares, or when received by the Depositary, in the case of ADSs. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in such common shares or ADSs and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such common shares or ADSs. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. In this case, all distributions by us to U.S. Holders will generally be treated as dividends. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

Certain dividends received by non-corporate U.S. Holders, including individuals, in taxable years beginning before January 1, 2011, generally will be subject to a maximum income tax rate of 15%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” and only with respect to common shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the NYSE. Accordingly, subject to the discussions below under “—Passive Foreign Investment Company” and “—Controlled Foreign Corporation,” dividends paid by us with respect to the ADSs generally should be eligible for the reduced income tax rate. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the CIT Law (see discussion under “—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, dividends we pay on the common shares, regardless of whether such shares are represented by ADSs, would be subject to a maximum income tax rate of 15%.

The U.S. Treasury Department has announced its intention to promulgate rules pursuant to which U.S. Holders of the common shares or ADSs and intermediaries through whom such common shares or ADSs are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends eligible for the reduced rate, described above. Because such rules have not yet been issued, it is not clear whether we will be in a position to comply with them. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their particular circumstances. Investors should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or common shares.

Dividends paid by us will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive category income” or, in the case of certain U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.

In the event that we are deemed to be a PRC resident enterprise under the CIT Law (see discussion under “—People’s Republic of China Taxation”), you may be subject to PRC withholding taxes on dividends paid to you with respect to the common shares or ADSs. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to generally applicable limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. Investors should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

A distribution of additional common shares or ADSs to U.S. Holders with respect to their common shares or ADSs that is made as part of a pro rata distribution to all shareholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition of Ordinary common shares or ADSs

Subject to the discussion below under “—Passive Foreign Investment Company” and “—Controlled Foreign Corporation,” a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of the common shares or ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such common shares or ADSs. Such gain or loss generally will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, including individuals) or loss if, on the date of sale or disposition, such common shares or ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations. Any gain or loss on the sale or disposition will be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes.

Controlled Foreign Corporation

Special rules may apply to certain U.S. Holders if we are considered a CFC. A CFC is a foreign corporation in which U.S. Holders, who own directly, indirectly or constructively at least 10% of the voting power of the foreign corporation (each a U.S. 10% shareholder), collectively own more than 50% of the total combined voting power or total value of the corporation. Given our current ownership, there is a possibility that we may be a CFC in subsequent taxable years. In general, if we were a CFC for an uninterrupted period of 30 days or more during a taxable year, a U.S. 10% shareholder on the last day of our taxable year on which we were a CFC must include in income its pro rata share of our subpart F income and may be required to include in income its pro rata share of investment by us in U.S. property. Subpart F income includes, among other things, interest, dividends and other types of passive investment income. Further, if we were a CFC, some or all of the gain from the sale of our stock by a U.S. 10% shareholder may be characterized as ordinary income rather than capital gain and the taxation of distributions made by us to such a shareholder would be subject to special rules. The particular consequences of CFC status for a U.S. 10% shareholder cannot be determined until the last day of our taxable year on which we were a CFC. However, our status as a CFC would not affect the tax treatment of a U.S. Holder that is not a U.S. 10% shareholder. Investors should consult their own tax advisors to determine whether an ownership interest in us would cause them to become a U.S. 10% shareholder of our company or any of our subsidiaries and to determine the impact of such a classification.

Passive Foreign Investment Company

Based on the composition of our assets and income, we do not expect to be a PFIC for U.S. federal income tax purposes with respect to our current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year ending December 31, 2008 will not be determinable until after the close of the current taxable year ending December 31, 2008, and accordingly there is no guarantee that we will not be a PFIC for 2008 or any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Changes in the nature of our income or assets, or a decrease in the trading price of the common shares or ADSs, may cause us to be considered a PFIC in the current or any subsequent year.

In general, a non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions. Passive income does not include rents and royalties derived from the active conduct of a trade or business.

If we are a PFIC in any year during which a U.S. Holder owns the common shares or ADSs, such U.S. Holder may experience certain adverse tax consequences. Such U.S. Holder could be liable for additional taxes and interest charges upon (i) distributions received by the U.S. Holder on our common shares or ADSs during the year, but only to the extent that the aggregate of the distributions for the taxable year exceeds 125% of the average amount of distributions received by the U.S. Holder in the preceding three years, or (ii) upon a sale or other disposition of the common shares or ADSs at a gain, whether or not we continue to be a PFIC (each an “excess distribution”). The tax will be determined by allocating the excess distribution ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year and any taxable year with respect to which we were not a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for such taxable years and, in addition, an interest charge will be imposed on the amount of such taxes.

These adverse tax consequences may be avoided if the U.S. Holder is eligible to and does elect to annually mark-to-market the common shares or ADSs. If a U.S. Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the ADSs or common shares at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs or common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the ADSs or common shares will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. The ADSs are listed on the NYSE, and we expect, although no assurance can be given, that they will be regularly traded on the NYSE.

We do not intend to prepare or provide the information that would entitle U.S. Holders to make a qualified electing fund election.

If we are regarded as a PFIC, a U.S. Holder of common shares or ADSs must make an annual return on IRS Form 8621, reporting distributions received and gains realized with respect to these interests. The reduced tax rate for dividend income, as discussed above under “—Dividends,” is not applicable to any dividends paid by a PFIC or amounts included in income under the mark-to-market election.

Investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in a PFIC.

Backup Withholding Tax and Information Reporting Requirements

Dividend payments made to U.S. Holders and proceeds paid from the sale or other disposition of their common shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

Investors should consult their own tax advisors as to their qualification for an exemption from backup withholding and the procedure for obtaining this exemption.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss related to adverse changes in market prices, including interest rate and foreign exchange rates of financial instruments. We are exposed to various types of market risks, in the normal course of business. We have not in the past used derivatives to manage our exposure to market interest rate risk or foreign exchange risk. The following discussion and analysis, which constitutes “forward-looking statements” that involve risk and uncertainties, summarizes our exposure to different market risks.

Foreign Exchange Risk

All of our revenues are denominated in RMB. However, we have substantial U.S. dollar denominated obligations, including the obligation to pay interest and principal on the floating rate notes and convertible notes. Accordingly, any significant fluctuation between the RMB and the U.S. dollar could expose us to foreign exchange risk. We do not currently hedge our exchange rate exposure. We evaluate such risk from time to time and may consider engaging in hedging activities in the future to the extent we deem appropriate. Such hedging arrangements may require us to pledge or transfer cash and other collateral to secure our obligations under the agreements, and the amount of collateral required may increase as a result of mark-to-market adjustments.

The RMB is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its previous policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since July 21, 2005, this change in policy has resulted in an approximately 11.0% appreciation of the RMB against the U.S. dollar by December 31, 2007. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any appreciation of the RMB against the U.S. dollar or any other foreign currencies would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert foreign currencies into RMB for such purposes. Any significant depreciation in the exchange rates of the RMB against the U.S. dollar could adversely affect the value of our dividends, which would be funded by RMB but paid in U.S. dollars. There can be no assurance that any future movements in the exchange rate of the RMB against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition (including our ability to pay dividends). A significant depreciation in the RMB against major foreign currencies may have a material adverse impact on our results of operations, financial condition and share price because our reporting currency is U.S. dollars and our ADSs are expected to be quoted in U.S. dollars, whereas our revenues, costs and expenses are denominated in RMB. To the extent that we need to convert U.S. dollars we received from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from conversion. Assuming we had converted the U.S. dollar denominated cash balance of US$250 million as of December 31, 2007 into RMB at the exchange rate of US$1.00 for RMB7.3046 as of December 31, 2007, this cash balance would have been RMB1,826.8 million. Assuming a further 1.0% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB1,808.1 million as of December 31, 2007.

We generated net foreign exchange gain of US$3.1 million in the year ended December 31, 2007, which represented the exchange difference arising from the translation of U.S. dollar-denominated long-term debt in the amount of US$71 million into RMB using the exchange rate effective at the balance sheet date. The exchange gain was recognized in the statement of operations for the year ended December 31, 2007.

Interest Rate Risk

We are subject to market risks due to fluctuations in interest rates and refinancing of short-term debt. Our cost of financing is sensitive to fluctuations in interest rates. Our bank borrowings and the floating rate notes bear interest at variable rates, and an increase in interest rates would increase our costs thereunder. Our net income is affected by changes in interest rates as a result of the impact such changes have on interest income from, and interest expense on, short-term deposits and other interest-bearing financial assets and liabilities. In addition, our sales are also sensitive to fluctuations in interest rates. An increase in interest rates would adversely affect our prospective purchasers’ ability to obtain financing and depress the overall housing demand. Higher interest rates, therefore, may adversely affect our revenues, gross profits and net income, and our ability to raise and service debt and to finance our developments.

Our indebtedness consists primarily of short-term and long-term bank borrowings, the floating rate notes and the convertible notes. As of December 31, 2007, we had US$49.3 million of short-term bank borrowings, all of which are denominated in Renminbi and bear interest at fixed rates ranging from 5.99% per annum to 6.93% per annum, with a weighted average interest rate at such date of 6.66%. As of December 31, 2007, we had outstanding long-term bank loans of US$137.9 million that bore interest rates ranging from 6.11% per annum to 7.72% in the first contract years, with a weighted average interest rate at such date of 7.03%, which should be adjusted based on the PBOC benchmark rate in the range of 95% to 135% in the following years. The PBOC regulates the interest rates of our Renminbi-denominated borrowings. The PBOC-published benchmark one-year lending rates in China, which directly affect the property mortgage rates offered by commercial banks in China, as at December 31, 2005, 2006 and 2007 were 5.58%, 6.12% and 7.47%, respectively. The floating rate notes and the convertible notes are denominated in U.S. dollars. The floating rate notes bear interest at a floating rate based on six-month LIBOR plus 6.8%. The convertible notes bear interest at 2% per annum, which is payable on a semi-annual basis on April 15 and October 15 each year. As of December 31, 2007, the principal amount of our aggregate outstanding variable rate debt, including long-term bank loans and floating rate notes, was US$212.9 million. A hypothetical 1% increase in annual interest rates would increase our interest expenses by approximately US$2.1 million based on our debt level at December 31, 2007.

Credit Risk

We provide guarantees to mortgage lending banks in respect of the mortgage loans provided to the purchasers of our properties up until completion of the registration of the mortgage with the relevant authorities, which generally occurs within six to 12 months after the purchasers take possession of the relevant properties. If a purchaser defaults under the loan while our guarantee is in effect and we repay all debt owed by the purchaser to the mortgagee bank under the loan, the mortgagee bank must assign its rights under the loan and the mortgage to us and, after the registration of the mortgage, we will have full recourse to the property. In line with what we believe is industry practice, we do not conduct independent credit checks on our customers but rely on the credit checks conducted by the mortgagee banks.

As of December 31, 2007, we had guaranteed mortgages in the principal amount of US$209.6 million. If a purchaser defaults on the payment of its mortgage during the term of the guarantee, the mortgage lending bank may require us to repay the outstanding amount under the loan plus any accrued interest. In this event, although we are able to retain the customer’s deposit and sell the property to recover any amounts paid by us to the bank, there can be no assurance that we would be able to sell the property at a price equal to or greater than the amount necessary to pay off the defaulting purchaser’s outstanding loan amount and any accrued interest thereon.

Inflation

Inflation has not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this annual report, we have not been materially affected by any inflation or deflation.

Recently Issued Accounting Pronouncements

In September 2006, the EITF issued EITF Issue No. 06-8, “Applicability of the Assessment of a Buyer’s Continuing Investment under SFAS No. 66 for the Sale of Condominiums,” or the EITF 06-8. EITF 06-8 states that in assessing the collectibility of the sales price pursuant to paragraph 37(d) of SFAS 66, an entity should evaluate the adequacy of the buyer’s initial and continuing investment to conclude that the sales price is collectible. If an entity is unable to meet the criteria of paragraph 37, including an assessment of collectibility using the initial and continuing investment tests described in paragraphs 8-12 of SFAS 66, then the entity should apply the deposit method as described in paragraphs 65-67 of SFAS 66. EITF 06-8 is effective for fiscal years beginning after March 15, 2007. In November 2006, the FASB ratified the EITF’s recommendation. The application of the continuing investment criteria on the collectibility of the sales price will limit our ability to recognize revenue and costs using the percentage of completion accounting method. Although we will continue to evaluate the application of EITF 06-8, we do not foresee that the adoption will have a material impact on the revenue or costs reported under percentage of completion accounting. The effect of a change resulting from adoption of this consensus will be recognized as a cumulative-effect adjustment.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied, except as it pertains to a change in accounting principles related to (i) large positions previously accounted for using a block discount and (ii) financial instruments (including derivatives and hybrids) that were initially measured at fair value using the transaction price in accordance with guidance in footnote 3 of EITF No. 02-3 or similar guidance in SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” For these transactions, differences between the amounts recognized in the statement of financial position prior to the adoption of SFAS No. 157 and the amounts recognized after adoption should be accounted for as a cumulative-effect adjustment to the opening balance of retained earnings in the year of adoption. We are currently assessing the impact, if any, of this new standard on our financial statements, however, management does not currently foresee that the adoption will have a material impact on our results of operations or financial position.

In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No.115.” SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently assessing the impact of this new standard on our financial statements, however, management does not currently foresee that the adoption will have a material impact on our results of operations or financial position.

In March 2007, the FASB EITF released Topic No. D-109, “Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133.” EITF Topic D-109 provides guidance that the determination of the nature of the host contract for a hybrid financial instrument (that is, whether the nature of the host contract is more akin to debt or to equity) issued in the form of a share should be based on a consideration of economic characteristics and risks. The SEC believes that the consideration of the economic characteristics and risks of the host contract should be based on all the stated and implied substantive terms and features of the hybrid financial instrument. EITF Topic D-109 is effective at the beginning of the first fiscal quarter beginning after June 15, 2007. Although we will continue to evaluate the application of EITF Topic No. D-109, management does not currently foresee that the adoption will have a material impact on our results of operations or financial position.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), Business Combinations—a replacement of FASB Statement No.141, or SFAS 141(R). SFAS 141(R) applies to all transactions or event in which an entity obtains control of one or more businesses, including those effected without the transfer of consideration, for example, by contract or through a lapse of minority veto rights, SFAS 141(R) requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008, and early adoption is not permitted. We have not yet determined the effect that SFAS 141(R) will have on our financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No.160, Noncontrolling Interests in Consolidated Financial Statement-an amendment of ARB No.51, or SFAS 160. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in a consolidated entity which should be reported as equity in the parent’s consolidated financial statement. SFAS 160 requires a reconciliation of the beginning and ending balances of equity attributable to noncontrolling interests and disclosure, on the face of the consolidated income statement, of those amounts of consolidated net income attributable to the noncontrolling interests, eliminating the past practice of reporting these amounts as an adjustment in arriving at consolidated net income. SFSA 160 requires a parent to recognize a gain or loss in net income when a subsidiary is deconsolidated and requires the parent to attribute to noncontrolling interests their share of losses even if such attribution results in a deficit noncontrolling interests balance within the parent’s equity accounts. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and requires retroactive application of the presentation and disclosure requirements for all periods presented. Early adoption is not permitted. We have not yet determined the effect that SFAS 160 will have on our financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On November 13, 2007, the holders of the Series A convertible redeemable preference shares agreed to waive their contingent conversion option. As such, the Series A convertible redeemable preference shares were automatically converted to common shares at the time of a qualifying IPO on a one-for-one basis.

We completed our initial public offering of 40,250,000 common shares, in the form of 20,125,000 ADSs on December 12, 2007 at a price of US$14.00 per ADS. The aggregate price of the offering amount registered and sold was approximately US$281.8 million, of which we received net proceeds of US$262.9 million. The effective date of our registration statement on Form F-1 was December 11, 2007. Merrill Lynch, Pierce, Fenner & Smith Incorporated was the sole global coordinator and sole book runner for the offering.

As of the date of this Form 20-F, we have used the balance of the net proceeds received from our IPO as follows:

•	approximately US$242 million to pay off land use right transfer fees with respect to lands acquired to develop property projects; and

•	approximately US$20.9 million for working capital and other general corporate purposes

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective, solely because of the material weakness in internal control over financial reporting described below in “Internal Control over Financial Reporting.”

Internal Control over Financial Reporting

During the audits of our consolidated financial statements for the years ended December 31, 2006 and 2007, our independent auditors identified certain control deficiencies, including a material weakness in our internal control over financial reporting, as defined in the Public Company Accounting Oversight Board’s Audit Standard No. 5. The material weakness identified by our independent registered public accounting firm is the lack of sufficient qualified financial reporting and accounting personnel to fulfill U.S. GAAP closing and reporting requirements.

We have taken measures and plan to continue to take measures to remediate the material weakness as soon as practicable. We have implemented the following measures to remediate the material weakness: (i) hiring additional qualified financial reporting and accounting personnel with experience in U.S. GAAP reporting; (ii) developing a checklist of potential PRC GAAP to U.S. GAAP adjustments that can be used during the financial statement closing process in order to properly identify, quantify, and account for such differences; (iii) organizing trainings to enable the accounting personnel to stay abreast of changes to U.S. GAAP; and (iv) upgrading our financial accounting system that is adequate to satisfy our reporting requirements in accordance with U.S. GAAP. In addition, under the supervision and with the participation of our senior management, including our chief executive officer and chief financial officer, we are in the process of conducting further evaluations of our internal control over financial reporting for compliance with the requirements of Section 404 under the Sarbanes-Oxley Act. We have engaged an external consultant to assist us in evaluating, designing, implementing and testing our internal control over financial reporting intended to comply with the requirements of Section 404.

Changes in Internal Control

There were no adverse changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or in an attestation report of the company’s independent auditors due to a transition period established by rules of the SEC for newly public companies.

PART III

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Thomas Wertheimer, one of our independent directors and the chairman of our audit committee, is our audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that pertains to our directors, officers and employee with certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-147477).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent auditors during the periods indicated below.

	For the Year Ended December 31,
	2005	2006	2007
Audit fees(1)	4,466	192,000	1,610,000
Audit-related fees(2)	—	—	—
Tax fees(3)	—	—	—
Other fees	—	—	1,500

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, which also included the issuance of the audit and review of financial statements and other assurance services rendered in connection with our IPO in 2007.
(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent auditors for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our auditors for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the commencement of services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Xinyuan Real Estate Co., Ltd. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

8.1*	Subsidiaries of the registrant

4.1	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.2	2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.3	Form of Securities purchase agreement, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and purchaser (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.4	Indenture regarding the guaranteed senior secured floating rate notes due 2010, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hongkong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.5	Warrant agreement, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd. and the Hongkong and Shanghai Banking Corporation Limited (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.6	Indenture regarding the 2% guaranteed convertible subordinate notes due 2012, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hongkong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.7	Equity registration right agreement, dated as of April 13, 2007, by and among Xinyuan Real Estate Co., Ltd., each of the holders of the Warrants and each of the holders of the Convertible Notes (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.8	Voting agreement, dated as of April 13, 2007, by and among Xinyuan Real Estate Co., Ltd., Drawbridge Global Macro Master Fund Ltd. and Mr. Yong Zhang and Ms. Yuyan Yang (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.9	Share exchange and assumption agreement, dated as of April 9, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd. and Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

Exhibit Number	Description of Document

4.10	Amended and Restated shareholders agreement, dated as of October 31, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd., Xinyuan Real Estate Co., Ltd. and, to the extent set forth herein, Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.11	Amended and Restated Warrant, dated as of August 28, 2007, between Xinyuan Real Estate Co., Ltd. and EI Fund II China, LLC (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.12	Amended and Restated Warrant, dated as of August 28, 2007, between Xinyuan Real Estate Co., Ltd. and Blue Ridge China Partners, L.P. (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.13	Burnham Warrants Holders Letter Agreement, dated April 9, 2007, among Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate, Ltd., Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.14	Credit agreement, dated as of December 7, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, and Xinyuan Real Estate, Ltd. (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.15	Share purchase agreement, dated as of November 18, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang and Xinyuan Real Estate, Ltd. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.16	Securities purchase agreement, dated as of August 22, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang and Xinyuan Real Estate, Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.17	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.18	Form of employment agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.19	Form of confidentiality and non-competition agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.20	English translation of the joint venture contract of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., dated August 20, 2005, among Henan Xinyuan Real Estate Co., Ltd., Zhengzhou General Construction Investment Company and Zhengzhou Jiantou Project Consulting Co., Ltd. (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

Exhibit Number	Description of Document
4.21	English translation of Financial Consulting Services Agreement, dated December 27, 2006, between Henan Xinyuan Real Estate Co., Ltd. and Beijing Runzheng Investment Consulting Co., Ltd. (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.22	(a) English translation of the share transfer agreement regarding Zhengzhou Mingyuan Landscape Engineering Co., Ltd., dated September 1, 2006, among Yong Zhang, Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Mingyuan Landscape Engineering Co., Ltd. (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

(b) English translation of the share transfer agreement regarding Zhengzhou Mingyuan Landscape Engineering Co., Ltd., dated September 1, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Mingyuan Landscape Engineering Co., Ltd. (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.23	(a) English translation of the share transfer agreement regarding Zhengzhou Xinyuan Computer Network Engineering Co., Ltd., dated September 1, 2006, among Yong Zhang, Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Xinyuan Computer Network Engineering Co., Ltd. (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

(b) English translation of the share transfer agreement regarding Zhengzhou Xinyuan Computer Network Engineering Co., Ltd., dated September 1, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Xinyuan Computer Network Engineering Co., Ltd. (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.24	English translation of the share transfer agreement regarding Henan Xinyuan Real Estate Agency Co., Ltd., dated September 1, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Henan Xinyuan Real Estate Agency Co., Ltd. (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.25	(a) English translation of the share transfer agreement regarding Henan Xinyuan Property Management Co., Ltd., dated September 1, 2006, among Yong Zhang, Henan Xinyuan Real Estate Co., Ltd. and Henan Xinyuan Property Management Co., Ltd. (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

(b) English translation of the share transfer agreement regarding Henan Xinyuan Property Management Co., Ltd., dated September 1, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Henan Xinyuan Property Management Co., Ltd. (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

Exhibit Number	Description of Document
4.26	(a) English translation of the share transfer agreement regarding Henan Xinyuan Real Estate Co., Ltd., dated August 7, 2006, among Yong Zhang, Xinyuan (China) Real Estate, Ltd. and Henan Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

(b) English translation of the share transfer agreement regarding Henan Xinyuan Real Estate Co., Ltd., dated August 7, 2006, among Yuyan Yang, Xinyuan (China) Real Estate, Ltd. and Henan Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.27	English translation of the share transfer agreement regarding Henan Wanzhong Real Estate Co., Ltd., dated March 16, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Henan Wanzhong Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Ernst & Young Hua Ming

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chairman and Chief Executive Officer

Date: June 13, 2008

Xinyuan Real Estate Co., Ltd. and Subsidiaries

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Xinyuan Real Estate Co., Ltd.

We have audited the accompanying consolidated balance sheets of Xinyuan Real Estate Co., Ltd. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xinyuan Real Estate Co., Ltd. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young Hua Ming

Shanghai, The People’s Republic of China

June 5, 2008

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

		As at December 31
	Notes	2006	2007
		US$	US$
ASSETS
Current assets
Cash and cash equivalents		34,914,210	309,315,082
Restricted cash		32,010,858	48,267,378
Accounts receivable		202,875	256,788
Other receivables		1,289,601	4,749,871
Other deposits and prepayments		2,932,534	12,863,915
Advances to suppliers		2,628,914	3,051,833
Real estate property development completed	3	4,454,045	4,917,068
Real estate property under development	3	87,619,265	379,143,053
Due from shareholders	15	40,934	6,000
Due from related parties	15	7,728,227	6,605,162
Due from employees	15	313,807	342,751
Other current assets		290,266	827,660

Total current assets		174,425,536	770,346,561

Real estate property under development	3	19,184,534	9,737,735
Real estate properties held for lease, net	4	5,540,542	6,811,050
Property and equipment, net	5	3,469,022	4,648,559
Other long-term investment	6	241,648	241,648
Interests in an equity investee	7	—	9,344,453
Other assets		2,094,490	6,065,247

TOTAL ASSETS		204,955,772	807,195,253

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		13,280,910	45,490,300
Short-term bank loans	8	22,667,025	49,284,013
Customer deposits	11	25,531,985	25,260,770
Income tax payable		7,104,573	5,405,873
Deferred tax liabilities	12	1,211,337	7,531,929
Other payables and accrued liabilities	14	10,056,978	18,296,316
Payroll and welfare payable		197,552	3,104,775
Due to related parties	15	3,763,843	—
Due to employees	15	25,612	—
Due to shareholders	15	35,000,000	—

Total current liabilities		118,839,815	154,373,976

Long-term bank loans	9	12,806,229	137,858,336
Warrant liabilities	10	631,000	16,592,000
Deferred tax liabilities	12	3,786,681	4,776,138
Unrecognized tax benefits	12	—	11,924,773
Other long-term debt	10	—	91,770,908

Total liabilities		136,063,725	417,296,131

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

As of December 31, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

		As at December 31
	Notes	2006	2007
		US$	US$
Commitments and contingencies	19

Preference shares
Preference shares, US$0.0001 par value:
Authorized—50,000,000 shares Issued and outstanding—nil shares for 2007 (2006: 30,805,400) with aggregate amount of liquidation preference of 2007: US$ nil (2006:US$51,666,817)	16	22,309,126	—

Shareholders’ equity
Common shares, US$0.0001 par value:
Authorized—500,000,000 shares Issued and outstanding—148,398,102 shares for 2007 (2006: 75,704,379 shares)	16	7,570	14,840
Additional paid-in capital		17,264,455	490,360,637
Statutory reserves		4,066,854	12,144,645
Retained earnings (accumulated deficit )		23,679,944	(123,702,696)
Accumulated other comprehensive earnings		1,564,098	11,081,696

Total shareholders’ equity		46,582,921	389,899,122

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		204,955,772	807,195,253

The accompanying notes are an integral part of these financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

		Year ended December 31
	Notes	2005	2006	2007
		US$	US$	US$
Revenue:
Real estate sales, net of sales taxes of US$3,596,896 in 2005, US$8,334,327 in 2006 and US$18,010,122 in 2007, respectively		61,769,436	141,577,738	305,668,493
Real estate lease income		132,127	204,411	338,600
Other revenue		40,487	585,072	3,718,168

Total revenue		61,942,050	142,367,221	309,725,261

Cost of revenue:
Cost of real estate sales		(42,199,481)	(107,267,400)	(205,210,257)
Cost of real estate lease income		(432,848)	(442,020)	(654,626)
Other costs		—	(486,307)	(2,269,867)

Total cost of revenue		(42,632,329)	(108,195,727)	(208,134,750)

Gross profit		19,309,721	34,171,494	101,590,511
Selling and distribution expenses		(2,175,143)	(2,996,226)	(10,514,723)
General and administrative expenses		(1,695,400)	(3,625,800)	(17,076,780)

Operating income		15,439,178	27,549,468	73,999,008
Interest income		191,000	461,335	1,416,577
Interest expense		(834,469)	(727,041)	(3,204,011)
Exchange gains		—	—	3,082,842
Share of income (loss) in an equity investee	7	—	(446,086)	8,686,233
Change in fair value of warrant liabilities		—	—	(8,602,000)

Income from operations before income taxes		14,795,709	26,837,676	75,378,649
Income taxes	12	(5,247,809)	(10,717,338)	(29,715,493)

Net income before minority interest		9,547,900	16,120,338	45,663,156
Minority interest		14,891	2,572	—

Net Income		9,562,791	16,122,910	45,663,156
Accretion of Series A convertible redeemable Preference shares		—	(942,301)	(2,739,383)
Deemed dividend	16	—	—	(182,228,622)

Net income (loss) attributable to ordinary shareholders		9,562,791	15,180,609	(139,304,849)

Earnings/(loss) per share:
Basic	17	0.16	0.21	(1.28)
Diluted	17	0.16	0.21	(1.28)

Shares used in computation:
Basic	17	60,000,000	72,694,467	108,690,267
Diluted	17	60,000,000	72,694,467	108,690,267

The accompanying notes are an integral part of these financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

	Year ended December 31
	2005	2006	2007
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	9,562,791	16,122,910	45,663,156
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	546,832	734,421	1,825,978
Loss on disposal of property and equipment	6,578	—	—
Stock-based compensation expenses	—	—	4,545,968
Accretion of long-term debt	—	—	1,715,721
Changes in unrecognized tax benefit	—	—	8,711,372
Deferred tax expense	1,879,505	2,520,756	9,441,002
Share of (earnings) loss in an equity interest	—	446,086	(8,686,233)
Minority interests’ share of (loss)/ earnings of a subsidiary	(14,891)	(2,572)	—
Exchange gains	—	—	(3,082,842)
Changes in fair value of warrant liabilities	—	—	8,602,000
Changes in fair value of embedded derivatives, net of amount capitalized	—	—	(3,531,817)

Changes in operating assets and liabilities:
Accounts receivable	(144,371)	(56,658)	(38,321)
Real estate property development completed	2,752,417	551,209	(149,438)
Real estate property under development	(16,636,682)	(43,923,966)	(264,452,834)
Advances to suppliers	379,146	(1,858,439)	(231,867)
Other receivables	145,991	124,712	(514,894)
Other deposits and prepayments	(825,296)	(2,281,851)	(9,419,679)
Other current assets	—	—	(241,999)
Other assets	21,900	360,409	(584,418)
Accounts payable	2,460,968	5,928,319	30,045,321
Customer deposits	11,865,584	(18,623,686)	(1,952,153)
Income tax payable	246,790	2,567,764	(2,086,775)
Other payables and accrued liabilities	308,133	9,711,363	4,684,812
Payroll and welfare payable	—	—	2,778,232
Accrued interest	—	—	2,285,101

Net cash (used in) provided by operating activities	12,555,395	(27,679,223)	(174,674,607)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of investments	(556,958)	—	—
Acquisition of subsidiaries, net of cash acquired	—	(1,578,630)	—
Proceeds from disposal of investment	—	111,521	—
(Disposal) / improvement of properties held for lease	64,999	(835,069)	(1,210,077)
Purchase of property and equipment	(174,245)	(719,728)	(1,379,675)
Loan to employees	(1,165,701)	(83,544)	(33,286)

Net cash used in investing activities	(1,831,905)	(3,105,450)	(2,623,038)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

	Year ended December 31
	2005	2006	2007
	US$	US$	US$
CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of preference shares	—	21,918,420	—
Distribution paid to shareholders	—	(1,476,461)	—
Proceeds from issuance of common shares	—	14,552,985	262,882,355
Capital contribution from minority interests	277,895	—	—
Issuance costs of debt and initial public offering	—	—	(7,011,638)
Decrease /(increase) of restricted cash	6,225,708	(26,625,417)	(13,487,389)
Repayments of short-term bank loans	(36,985,832)	(24,846,605)	(26,551,348)
Proceeds from short-term bank loans	28,360,291	15,930,558	50,605,292
Repayment of long-term bank loans	—	—	(30,363,175)
Proceeds from long-term bank loans	6,362,101	12,543,746	149,581,356
Proceeds from shareholders’ loans	—	35,000,000	—
Repayment of shareholders’ loans	—	—	(35,000,000)
Advances from shareholders	49,807	110,844	35,856
Proceeds from other long-term debts	—	—	100,000,000
Repayment from/(loan to) related parties	(5,598,543)	2,270,514	(2,286,585)

Net cash (used in) / provided by financing activities	(1,308,573)	49,378,584	448,404,724

NET INCREASE IN CASH AND CASH EQUIVALENTS	9,414,917	18,593,911	271,107,079

Effect of exchange rate changes on cash and cash equivalents	264,605	1,391,552	3,293,793
Cash and cash equivalents, at beginning of period	5,249,225	14,928,747	34,914,210

CASH AND CASH EQUIVALENTS, AT END OF PERIOD	14,928,747	34,914,210	309,315,082

SUPPLEMENTARY INFORMATION ON CASH FLOWS

Incomes taxes paid	3,265,849	4,820,426	15,133,114

Total interest paid	1,706,655	2,032,322	13,082,381

The accompanying notes are an integral part of these financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

	Number of shares	Common shares	Additional paid-in capital	Statutory reserves	Comprehensive income	Retained earnings / (accumulated deficit)	Accumulated other comprehensive earnings	Total
		US$	US$	US$	US$	US$	US$	US$
BALANCE AT JANUARY 1, 2005	60,000,000	6,000	2,409,618	1,024,971	3,942,796	3,454,888	973	6,896,450
Acquisition of minority interest in a subsidiary	—	—	247,827	—	—	—	—	247,827
Foreign currency translation gain	—	—	—	—	292,681	—	292,681	292,681
Net income	—	—	—	—	9,562,791	9,562,791	—	9,562,791
Appropriation of statutory reserves	—	—	—	2,678,869	—	(2,678,869)	—	—

BALANCE AT DECEMBER 31, 2005	60,000,000	6,000	2,657,445	3,703,840	9,855,472	10,338,810	293,654	16,999,749

BALANCE AT JANUARY 1, 2006	60,000,000	6,000	2,657,445	3,703,840	—	10,338,810	293,654	16,999,749
Issuance of Burnhan Warrants	—	—	55,595	—	—	—	—	55,595
Issuance of common shares	15,704,379	1,570	14,551,415	—	—	—	—	14,552,985
Foreign currency translation gain	—	—	—	—	1,270,444	—	1,270,444	1,270,444
Net income	—	—	—	—	16,122,910	16,122,910	—	16,122,910
Distribution paid to shareholders						(1,476,461)		(1,476,461)
Accretion of Series A convertible redeemable preference shares						(942,301)		(942,301)
Appropriation of statutory reserves	—	—	—	363,014	—	(363,014)	—	—

BALANCE AT DECEMBER 31, 2006	75,704,379	7,570	17,264,455	4,066,854	17,393,354	23,679,944	1,564,098	46,582,921

BALANCE AT JANUARY 1, 2007	75,704,379	7,570	17,264,455	4,066,854	—	23,679,944	1,564,098	46,582,921
Issuance of common stock upon IPO	40,250,000	4,025	260,999,489	—	—	—	—	261,003,514
Conversion of Series A redeemable convertible redeemable preference shares	30,805,400	3,081	207,238,645	—	—	—	—	207,241,890
Conversion of Burnham warrants	1,638,323	164	—	—	—	—	—	—
Foreign currency translation gain	—	—	—	—	9,517,598	—	9,517,598	9,517,598
Stock-based compensation expenses	—	—	4,858,048	—	—	—	—	4,858,048
Net income	—	—	—	—	45,663,156	45,663,156	—	45,663,156
Accretion of Series A convertible redeemable preference shares	—	—	—	—	—	(2,739,383)	—	(2,739,383)
Appropriation of statutory reserves	—	—	—	8,077,791	—	(8,077,791)	—	—
Deemed dividend	—	—	—	—	—	(182,228,622)	—	(182,228,622)

BALANCE AT DECEMBER 31, 2007	148,398,102	14,840	490,360,637	12,144,645	55,180,754	(123,702,696)	11,081,696	389,899,122

The accompanying notes are an integral part of these financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

1. Background information of business and organization

Xinyuan Real Estate Co. Ltd. and its subsidiaries (collectivelly the “Group”) are principally engaged in residential real estate development and the provision of property management services.

Henan Xinyuan Real Estate Co., Ltd (“Henan Xinyuan”) was incorporated on May 19, 1997 by the Zhang Family as a privately held company under the law of the People’s Republic of China (the “PRC” or “China”). Henan Xinyuan is principally engaged in the construction, development and sale of residential real estate units in Henan province of the PRC.

On January 27, 2006, Xinyuan Real Estate Ltd. (“Xinyuan”) was incorporated as a privately held company under the law of the Cayman Islands by Mr. Yong Zhang and his wife, Ms. Yuyan Yang (collectively, the “Zhang Family”).

On March 16, 2006, Henan Xinyuan acquired an additional 20% interest in Henan Wanzhong Real Estate Co., Ltd. (“Henan Wanzhong”), which was incorporated on February 6, 2005, from Ms. Yuyan Yang to bring its total interest therein to 100%.

On April 10, 2006, pursuant to a reorganization plan (the “Reorganization”), Xinyuan incorporated Xinyuan Real Estate (China) Development Co., Ltd (the “WFOE”) with issued and fully subscribed share capital of US$5 million. On August 7, 2006, the WFOE and the Zhang Family entered into an equity transfer agreement in which the Zhang Family transferred all of its equity interests in Henan Xinyuan to the WFOE, a wholly owned subsidiary of Xinyuan in exchange for US$1.25 million. Henan Xinyuan registered the change of shareholders along with its amended articles of association with the local Administration of Industry and Commerce (“AIC”) on August 7, 2006. A new business license for Henan Xinyuan was issued on August 10, 2006.

According to relevant PRC laws and regulations, an equity transfer is completed upon registration with the local AIC and the issuance of a new business license. Therefore, the equity transfer of Henan Xinyuan from the Zhang Family to the WFOE was considered to be legally completed on August 10, 2006. The Reorganization, as well as the acquisition of the 20% minority interest in Henan Wanzhong, was accounted for as a legal reorganization of entities under common control, in a manner similar to a pooling-of-interest. Cash consideration paid by WFOE to the Zhang Family for the acquisition of equity interests in Henan Xinyuan and Henan Wanzhong is recorded as a distribution to shareholders.

On August 25, 2006, Xinyuan issued 18,483,240 Series A convertible redeemable preference shares and one warrant to Blue Ridge China Partners, LP (“Blue Ridge China”) and 12,322,160 Series A convertible redeemable preference shares and one warrant to EI Fund II China, LLC (“Equity International”) for US$15 million and US$10 million, respectively. After the preference shares subscription, Blue Ridge China and Equity International collectively owned 34% voting rights in Xinyuan and obtained certain substantive participating rights as defined in Emerging Issues Task Force (“EITF”) No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”. Because of these substantive participating rights, the Zhang Family was no longer considered the controlling shareholder of Xinyuan starting August 25, 2006 for accounting purposes. These substantive participating rights had been carried over to the Company, until the IPO.

On August 30, 2006, Henan Xinyuan acquired a 100% equity interest in each of Henan Xinyuan Property Management Co., Ltd. (“Xinyuan Property Management”), Henan Xinyuan Real Estate Agency Co., Ltd.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

(“Xinyuan Agency”), Zhengzhou Mingyuan Landscape Engineering Co., Ltd. (“Mingyuan Landscape”) and Zhengzhou Xinyuan Computer Network Engineering Co., Ltd. (“Xinyuan Network”) (collectively, the “Ancillary Companies”) from the Zhang Family for a cash consideration of US$2.1 million. The terms of the acquisitions of the Ancillary Companies were not finalized as part of the Reorganization. The acquisition was accounted for using the purchase method of accounting as the Zhang Family, subsequent to August 25, 2006, is deemed, for accounting purposes, to no longer have control over the Group due to the substantive participating rights of Blue Ridge China and Equity International. The acquired assets and liabilities of the Ancillary Companies were recorded at fair value on the acquisition date.

On March 26, 2007, Xinyuan Real Estate Co., Ltd. (the “Company”) was incorporated under the law of the Cayman Islands.

On April 9, 2007, pursuant to a one-for-one share exchange under a reorganization plan, the Company entered into a Share Exchange and Assumption Agreement with the Zhang Family, Blue Ridge China Partners, LP (“Blue Ridge China”) and EI Fund II China LLC (“Equity International”) (collectively, the “then-existing shareholders”), whereby:

(i) Mr. Yong Zhang and Ms. Yuyan Yang agreed to exchange their 48,000,000 and 12,000,000 common shares in Xinyuan, respectively, for an equivalent number of equal class of the Company’s newly issued shares.

(ii) Blue Ridge China agreed to exchange its 18,483,240 Series A convertible redeemable preference shares and 9,422,627 common shares of Xinyuan for an equivalent number of equal class of the Company’s newly issued shares.

(iii) Equity International agreed to exchange its 12,322,160 Series A convertible redeemable preference shares and 6,281,752 common shares of Xinyuan for an equivalent number of equal class of the Company’s newly issued shares.

(iv) The Company’s Series A convertible redeemable preference shares are convertible, upon issuance, into fully paid common shares of the Company at the option of the holder at an initial conversion ratio of 1 to 1. Each Series A convertible redeemable preference share would be converted automatically upon completion of an IPO (Initial Public Offering), subject to certain adjustments set forth in the Company’s memorandum and articles of association. All the preference share was converted to common shares upon the IPO (see Note 16a).

(v) Xinyuan cancelled the Burnham Warrant issued to Burnham and its designee to purchase an aggregate of 1,853,172 common shares at US$0.81155 per share. The Company issued a similar warrant (the “New Burnham Warrant”) to Burnham and its designee. The New Burnham Warrant would expire on the earlier of August 25, 2011 or the date of an IPO. (see Note 2ac).

As a result of the share exchange, Xinyuan became the wholly-owned subsidiary of the Company on April 9, 2007 and as of that date all the then-existing shareholders of Xinyuan became the shareholders of the Company. The above exchange was accounted for as an exchange that lacks substance, in a manner similar to a pooling-of-interest. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented. The assets and liabilities of the parties to the reorganization have been stated at their historical amounts in the consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

On April 9, 2007, a Shareholder Agreement was entered into among the then-existing shareholders, the Company, Xinyuan, Burnham Securities and its designee, Mr. Joel B. Gardner, to provide for certain arrangements with respect to restrictions on transfers of shares, election of directors, approval rights and registration rights.

On December 12, 2007, the Company completed its IPO of 20,125,000 American Depository Shares (“ADS”) at US$14 per ADS. Each ADS comprises two ordinary shares. The proceeds to the Company from the offering amounted to US$261,003,514 net of issuance cost paid and payable.

The Company’s subsidiaries and an equity investee are set out below:

Company name	Registered/Place and date of incorporation	Paid-up capital RMB’000		Percentage of equity directly attributable to the Group	Principal activities
Subsidiary companies:
Xinyuan Real Estate, Ltd.	Cayman Islands January 27, 2006	$50,000	*	100%	Investment holding company

Xinyuan (China) Real Estate, Ltd.	The PRC April 10, 2006	565,940		100%	Investment holding company

Henan Xinyuan	The PRC May 19, 1997	50,000		100%	Real estate development

Henan Wanzhong Real Estate Co., Ltd.**	The PRC February 6, 2005	10,000		100%	Real estate development

Qingdao Xinyuan Xingrui Real Estate Co., Ltd.	The PRC February 9, 2006	10,000		100%	Real estate development

Shandong Xinyuan Real Estate Co., Ltd.	The PRC June 2, 2006	80,000		100%	Real estate development

Henan Xinyuan Property Management Co., Ltd.#	The PRC December 28, 1998	5,000		100%	Providing property management services

Henan Xinyuan Real Estate Agency Co., Ltd.#	The PRC November 6, 2005	2,000		100%	Real estate sales, purchase and lease services

Zhengzhou Xinyuan Landscape Engineering Co., Ltd.#	The PRC February 17, 2004	2,000		100%	Landscaping engineering and management

Zhengzhou Xinyuan Computer Network Engineering Co., Ltd.#	The PRC May 26, 2004	2,000		100%	Installation of intercom systems

Suzhou Xinyuan Real Estate Co., Ltd.	The PRC November 24, 2006	200,000		100%	Real estate development

Anhui Xinyuan Real Estate Co., Ltd.	The PRC December 7, 2006	50,000		100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

Company name	Registered/Place and date of incorporation	Paid-up capital RMB’000	Percentage of equity directly attributable to the Group	Principal activities

Xinyuan Real Estate (Chengdu) Co., Ltd.	The PRC June 12, 2007	220,000	100%	Real estate development

Equity investee:

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (“Jiantou Xinyuan”)	The PRC June 13, 2005	10,000	45%	Real estate development

*	Expressed in US$
**	The percentage of equity directly attributable to the Group was increased from 80% to 100% on March 16, 2006.
#	These companies were acquired on August 30, 2006, for total consideration of US$2.1 million.

Except where otherwise indicated, equity holdings remained unchanged throughout the year ended December, 2007. Beijing Xinyuan Jinhe Investment & Development Co., Ltd., an investment company 99% owned by Xinyuan, was liquidated in November 2006.

2. Summary of significant accounting policies

(a) Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, and Variable Interest Entities for which the Company is the Primary Beneficiary (collectively, the “Group”). All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries and other controlled entities are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary or other controlled entity, the consolidated financial statements include the results for the part of the reporting year during which the Group has control.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment, provision necessary for contingent liabilities, fair values, revenue recognition, taxes, budgeted costs and other similar charges. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

(c) Fair value of financial instruments

Fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties. The Group considers the carrying amount of cash, restricted cash, accounts receivable, advances to suppliers, other receivables, accounts payable, other payables and amounts due from/to shareholders, related parties and employees and bank loans to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization. The Group considers the carrying amount of bank loans to approximate their fair values based on the interest rates of the instruments and the current market rate of interest.

For investments that are actively traded in organized financial markets, fair value is determined by reference to market bid price at the close of business on the balance sheet date. For investments where there is no quoted market price, fair value is determined either:

(i) by reference to the current market value of another financial instrument which is substantially the same; or

(ii) is calculated based on the expected cash flows of the underlying net asset of the investment.

(d) Foreign currency translation

The Group’s financial information is presented in US dollars. The functional currency of the Company is US dollars. The functional currency of the Company’s subsidiaries is Renminbi (“RMB”), the currency of the PRC. Transactions at the Company’s subsidiaries which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than that RMB are included in consolidated statements of operations as exchange gains. The financial statements of the Company’s subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

	December 31, 2006	December 31, 2007
Year end RMB: US$ exchange rate	7.8087	7.3046
Annual average RMB: US$ exchange rate	7.9721	7.6079

As of May 30, 2008, the RMB/US$ exchange rate had advanced to 6.9472.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at the rates used in translation.

(e) Cash and cash equivalents

The Group considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Group maintains bank accounts in the PRC and Hong Kong. The Group

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

does not maintain any bank accounts in the United States. All PRC bank balances are denominated in RMB. Hong Kong bank balances are denominated in U.S. dollars.

Cash includes cash on hand and demand deposits in accounts maintained with state-owned and private banks within the PRC and Hong Kong. Total cash in banks at December 31, 2007 amounted to US$309,315,082 (2006: US$34,914,210), of which no deposits are covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

(f) Restricted cash

The Group is required to maintain certain deposits with banks that provide mortgage loans to the Group (see Note 9) and the Group’s customers in order to purchase residential units from the Group (see Note 11). These balances are subject to withdrawal restrictions and totaled US$32,046,530 as of December 31, 2007 (2006: US$15,859,805). As of December 31, 2007, the Group also held US$16,220,848 (2006:US$16,151,053) in its restricted cash accounts, representing funds received from loans, which were designated to finance permitted project development expenditures that are subject to approval by the lender. These deposits are not covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

(g) Real estate property development completed and under development

Real estate properties consist of finished residential unit sites, commercial offices and residential unit sites under development. The Group leases the land for the residential unit sites under land use right leases with various terms from the PRC. Real estate property development completed and real estate property under development are stated at the lower of cost or fair value.

Expenditures for land development, including cost of land use rights, deed tax, pre-development costs, and engineering costs, are capitalized and allocated to development projects by the specific identification method. Costs are allocated to specific units within a project based on the ratio of the sales value of units to the estimated total sales value times the total project costs.

Costs of amenities transferred to buyers are allocated as common costs of the project that are allocated to specific units as a component of total construction costs. For amenities retained by the Group, costs in excess of the related fair value of the amenity are also treated as common costs. Results of operations of amenities retained by the Group are included in current operating results.

Management evaluates the recoverability of its real estate developments taking into account several factors including, but not limited to, management’s plans for future operations, prevailing market prices for similar properties and projected cash flows. There were no impairment losses for the years ended December 31, 2006 and 2007.

(h) Revenue recognition

Real estate sales are reported in accordance with the provisions of SFAS No. 66, “Accounting for Sales of Real Estate”.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

Revenue from the sales of development properties where the construction period is 12 months or less is recognized by the full accrual method at the time of the closing of an individual unit sale. This occurs when title to or possession of the property is transferred to the buyer. A sale is not considered consummated until (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing of which the seller is responsible has been arranged, (d) all conditions precedent to closing have been performed, (e) the seller does not have substantial continuing involvement with the property, and (f) the usual risks and rewards of ownership have been transferred to the buyer. Further, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, is not subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

Revenue and profit from the sale of development properties where the construction period is more than 12 months is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met:

a. Construction is beyond a preliminary stage.

b. The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit.

c. Sufficient units have already been sold to assure that the entire property will not revert to rental property.

d. Sales prices are collectible.

e. Aggregate sales proceeds and costs can be reasonably estimated.

If any of the above criteria is not met, proceeds are accounted for as deposits until the criteria are met and/or the sale consummated.

Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of incurred costs, including land use rights costs and construction costs, to total estimated costs and applying that ratio to the contracted sales amounts. Cost of sales is recognized by determining the ratio of contracted sales during the period to total estimated sales value, and applying that ratio to the incurred costs. Current period amounts are calculated based on the difference between the life-to-date project totals and the previously recognized amounts.

The effect of changes to total estimated contract cost or revenues, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under real estate property under development. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits. As of December 31, 2006 and 2007, the amounts received from customers in excess of revenues recognized were US$18.5 million and US$52.0 million, respectively.

Any losses incurred or forecast to occur on real estate transaction are recognized in the period in which the loss is first anticipated.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

Real estate lease income is recognized on a straight-line basis over the terms of the tenancy agreements. Business tax of 5% and depreciation cost of the property are recorded as the cost of rental income.

Other revenue includes services ancillary to the Group’s real estate projects, including property management, real estate agency services, landscaping and computer network engineering.

(i) Accounts receivable

Accounts receivable consists of balances due from customers for the sale of residential units in the PRC. In cases where the customers deposit more than 50% of the total purchase price, the Group may defer the remaining purchase price. These deferred balances are unsecured, bear no interest and are due within six months from the date of the sale.

Accounts receivable are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances become doubtful. As of December 31, 2006 and 2007, the allowance for doubtful debts was US$ nil.

(j) Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which the Group has business relationships.

Other receivables are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances becomes doubtful. As of December 31, 2006 and 2007, the allowance for doubtful debts was US$ nil.

(k) Advances to suppliers

Advances to suppliers consist of balances paid to contractors and vendors for services and materials that have not been provided or received and generally relate to the development and construction of residential units in the PRC. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the services and materials become doubtful. As of December 31, 2006 and 2007, the allowance for doubtful debts was US$ nil.

(l) Customer deposits

Customer deposits consist of amounts received from customers relating to the sale of residential units in the PRC. In the PRC, customers will generally obtain permanent financing for the purchase of their residential unit prior to the completion of the project. The lending institution will provide the funding to the Group upon the completion of the financing rather than the completion of the project. The Group receives these funds and recognizes them as a current liability until the revenue can be recognized.

(m) Other payables

Other payables consist of balances for non-construction costs with unrelated companies and individuals with which the Group has business relationships. These amounts are unsecured, non-interest bearing and generally are short term in nature.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

(n) Real estate properties held for lease, net

Real estate properties held for lease are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the real estate properties held for lease are 20 years.

Maintenance, repairs and minor renewals are charged directly to expenses as incurred. Major additions and improvements to the real estate properties held for lease are capitalized.

(o) Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Buildings	20 years
Vehicles	5 years
Furniture and fixture	5 years

Maintenance, repairs and minor renewals are charged directly to expense as incurred unless such expenditures extend the useful life or represent a betterment, in which case they are capitalized.

(p) Long-term investments

The Group accounts for long-term investments in equities as follows:

•

Where the Group has significant influence over the investee, the Group applies the equity method of accounting. The reporting dates and accounting policies of the equity investees are the same as the Group. The investments in the equity investees are stated at cost, including the Group’s share of the equity investee’s net gain or loss, less any impairment in value. The Group recognizes in its consolidated statement of operations its share of the net income of the equity investees.

•

Where the Group has no significant influence, the investment is classified as other long-term investment and is carried under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible. The Group periodically evaluates the carrying value of its investment under the cost method and any decline in value is included in impairment of cost investment.

As of December 31, 2006 and 2007, the Group has investments in two companies in the PRC that specialize in the real estate industry. The Group has 45% and 1.85% interests in them, respectively. For the 45% owned equity investee, the Group accounts for the investment under the equity method. Investment income or loss is recognized by the Group periodically according to 45% of the total net profit or loss generated by the equity investee. For the 1.85% owned company, the Group does not exercise significant influence over it and the Group accounts for the investment under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

(q) Impairment of long-lived assets

The Group reviews its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. There was no impairment loss recognized for the long-lived assets for the years ended December 31, 2006 and 2007.

(r) Capitalized interest

The Group capitalizes interest as a component of building construction costs in accordance with SFAS No. 34, “Capitalization of Interest Cost”.

As a result of the total interest costs capitalized during the period, the interest expense for the years ended December 31, 2005, 2006 and 2007, was as follows:

	2005	2006	2007
	US$	US$	US$
Change in fair value of embedded derivative on Convertible Subordinated Notes	—	—	(2,543,000)
Accretion of discount from embedded derivative on Convertible Subordinated Notes	—	—	364,497
Change in fair value of embedded derivative on Senior Floating Rate Notes	—	—	(3,593,000)
Accretion of discount arising from embedded derivative on Senior Floating Rate Notes	—	—	858,328
Amortization of issuance cost related to other long term debt	—	—	1,112,303
Accretion of discount arising from warrants on Senior Floating Rate Notes	—	—	1,757,983
Interest on bank loans	1,725,090	2,209,340	16,508,735

Total interest costs	1,725,090	2,209,340	14,465,846
Less: total interest costs capitalized	(890,621)	(1,482,299)	(11,261,835)

Interest expense, net	834,469	727,041	3,204,011

(s) Retirement benefits

Regulations in the PRC require the Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in the PRC, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the year ended December 31, 2006 and 2007 the level of contribution to these funds for each employee was determined at 38% of their average salary determined by the Social Welfare Bureau. For the year ended December 31, 2007, the Group recorded expense in the amount of US$1,476,405 (2005: US$236,162; 2006: US$406,060).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

(t) Distribution of earnings and reserve fund

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from its subsidiaries. The earnings reflected in the financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the PRC Company Law, the PRC subsidiaries are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory surplus reserve (the “SSR”) until such reserve reaches 50% of the registered capital of the subsidiaries.

Subject to certain restrictions set out in the PRC Company Law, the SSR may be distributed to stockholders in the form of share bonus issues to increase share capital, provided that the remaining balance after the capitalization is not less than 25% of the registered capital.

Prior to January 1, 2006, according to the PRC Company Law, the PRC subsidiaries are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory public welfare fund (the “PWF”), which is a non-distributable reserve except in the event of liquidation of the subsidiaries. The fund must be used for capital expenditure on staff welfare facilities. According to the PRC Company Law effective January 1, 2006, the PRC subsidiaries are not required to transfer their profit after tax to the PWF.

(u) Income taxes

The Group accounts for income tax using the balance sheet method. Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as unutilized net operating losses. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Group is able to realize their benefits, or that future utilization is uncertain.

On January 1, 2007, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). There was no cumulative effect of the adoption of FIN 48 to beginning retained earnings. Interest and penalties arising from underpayment of income taxes shall be recognized according to the relevant tax law. The amount of interest expense to be recognized shall be computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with this Interpretation is classified in the financial statements as interest expense, while penalties recognized in accordance with this Interpretation are classified in the financial statements as other expenses. Please refer to Note (12), “Income Taxes” for additional information relating to the adoption of FIN 48 and its impact on the current period financial results.

In accordance with the provisions of FIN 48, the Group recognizes in its financial statements the impact of a tax position if a tax return’s position or future tax position is “more likely than not” to prevail (defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position). Tax positions that meet the “more likely than not” threshold are measured (using a probability weighted approach) at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits is periodically assessed

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, certain changes and/or developments with respect to audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are appropriately recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Prior to the adoption of FIN 48, the Group applied Statement of Financial Accounting Standards (“SFAS”) No.5, “Accounting for Contingencies,” to assess and provide for potential income tax exposures. In accordance with SFAS No.5, the Group maintained reserves for tax contingencies based on reasonable estimates of the tax liabilities, interest, and penalties (if any) that may result from such audits. FIN 48 substantially changes the applicable accounting model and is likely to cause greater volatility in the income statements and effective tax rates as more items are recognized and/or derecognized discretely within income tax expense.

(v) Land Appreciation Tax (“LAT”)

In accordance with the relevant taxation laws for real estate companies of the provinces in which the subsidiaries operate in the PRC, the local tax authorities levy LAT based on progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures, including borrowing costs and all property development expenditures. LAT is prepaid on customer deposits and is expensed when the related revenue is recognized, as explained at Note 2 (h).

(w) Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Group’s only components of comprehensive income during the years ended December 31, 2005, 2006 and 2007 were net income and the foreign currency translation adjustment.

(x) Advertising expenses

Advertising costs are expensed as incurred, or the first time the advertising takes place, in accordance with Statement of Position No. 93-7 “Reporting on Advertising Costs”. For the year ended December 31, 2007, the Group recorded advertising expenses of US$4,353,898 (2005: US$1,262,139; 2006: US$1,422,083).

(y) Leases

In accordance with SFAS No. 13, “Accounting for Leases”, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

The Group has no capital leases for any of the periods stated herein. For the year ended December 31, 2007, the Group recorded total rental expense of US$493,067 (2005: US$56,950; 2006: US$127,895).

(z) Property warranty

The Company and its subsidiaries provide customers with warranties which cover major defects of building structure and certain fittings and facilities of properties sold as stipulated in the relevant sales contracts. The warranty period varies from two months to three years, depending on different property components the warranty covers. The Group constantly estimates potential costs for materials and labor with regard to warranty-type claims expected to be incurred subsequent to the delivery of a property. Reserves are determined based on historical data and trends with respect to similar property types and geographical areas. The Group constantly monitors the warranty reserve and makes adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Group may seek further recourse against its contractors or any related third parties if it can be proved that the faults are caused by them. In addition, the Group also withholds up to 5% of the contract cost from sub-contractors for periods of 2 to 5 years. These amounts are included in current liabilities, and are only paid to the extent that there has been no warranty claim against the Group relating to the work performed or materials supplied by the subcontractors. For the years ended December 31, 2006 and 2007, the Group had not recognized any warranty liability or incurred any warranty costs in excess of the amount retained from subcontractors.

(aa) Earnings per share

Earnings per share is calculated in accordance with SFAS No. 128, “Earnings Per Share”. Basic earnings per share is computed by dividing net income attributable to holders of common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common shares issuable upon the conversion of the convertible, redeemable preference shares are included in both basic and diluted earnings per ordinary share computation as they are considered participating securities. Contingent exercise price resets are accounted for in a manner similar to contingently issuable shares.

Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

(ab) Burnham Warrant

The Company entered into an agreement with Burnham Securities (“Burnham”) to engage Burnham to render certain financial advisory and investment banking services to the Company in order to raise capital through a private placement and subsequently in a public offering.

As part of the payment for Burnham’s services rendered on the issuance of preference shares to Blue Ridge China and Equity International, the Company granted Burnham and its designee a warrant to acquire 1,853,172 common shares in total (“Burnham Warrant”), at US$0.81155 per share, exercisable between August 25, 2006 and the earlier of August 25, 2011, or the date of an initial public offering or change in control of the Company. The warrants were non-transferable.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

As the warrant was over common shares, it had been recorded in additional paid in capital. In accordance with SFAS No. 123 (R), “Share based payment” and EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EIFT 96-18”), the Burnham Warrant was measured based on the fair value of services rendered.

The cost of the transaction with Burnham was incurred solely for the purpose of the fund raising, and offset against the proceeds from the preference shares issued.

In connection with the Company’s initial public offering (“IPO”), the Burnham Warrant was exercised and 1,638,323 common shares were issued.

(ac) Deemed dividend

Upon completion of the IPO, all of the Series A convertible redeemable preference shares (see Note 16) outstanding were automatically converted into 30,805,400 common shares. Prior to conversion, the terms of the Series A preference shares allowed the holders to receive additional common shares if the value of the common shares upon conversion of the Series A preference shares in connection with an IPO is less than two times the original Series A preference shares issuance price of US$0.81155, plus an accreted amount of 10% compounded annually to the date of completion of the IPO. The holders of the Series A preference shares would have received common shares equal to the amount of the shortfall divided by the price of the common shares.

On November 13, 2007, the holders of the Series A convertible preference shares agreed to waive the contingent conversion option. As such, the Series A convertible preference shares were automatically converted at the time of the qualifying IPO on a 1 to 1 basis.

This modification was deemed to be substantive and was treated as an extinguishment of the Series A convertible preference shares. Under EITF Topic D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock,” the Company recognized a dividend of approximately US$182.2 million to the Series A convertible preference shareholders, representing the difference between the fair value of the convertible preference shares immediately after modification and the carrying value of the Series A convertible preference shares immediately prior to modification. This deemed dividend to the Series A shareholders did not affect the Company’s net income or cash flows.

However, it reduced the Company’s net income attributable to ordinary shareholders and earnings per shares for the year ended December 31, 2007 by the same amount.

(ad) Convertible Subordinated Notes

On April 13, 2007, the Company issued 2% Convertible Subordinated Notes due 2012 (the “Convertible Note”) with an aggregate principal amount of US$25 million. The holder shall have the right, at such holder’s option, to convert the principal amount of the Convertible Notes, or any portion of such principal amount which is a multiple of US$100,000, into fully paid and non-assessable common shares (as such shares shall then be constituted) at the conversion price in effect at such time.

Given that the Convertible Note is debt in its legal form and is not a derivative in its entirety, it is not considered a financial instrument within the scope of SFAS No. 150 “Accounting for Financial Instrument with

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

Characteristics of Both Liabilities and Equity.” In addition, since the Convertible Note provides that holder with an option to convert into a fixed number of shares for which the ability to exercise the option is based on the passage of time or a contingent event (in this case, an IPO), it meets the definition of a conventional convertible instrument and has been classified as a liability.

According to the terms of the Convertible Note, the Note bears interest at 2% per annum, but was subject to increase to 8% if a Qualifying IPO did not occur prior to October 15, 2009, from and including October 15, 2009 to maturity. Hence, the contingent interest was indexed to the Qualifying IPO, which was not considered clearly and closely related to the economic characteristics of the debt host. Accordingly, the contingent interest feature was considered an embedded derivative that has been bifurcated from the Convertible Note and valued separately. The contingent interest was initially recorded as a derivative liability associated with long-term debt at fair value of US$2,543,000. As the IPO was completed on December 12, 2007, the fair value at December 31, 2007 was zero, with the resulting change in fair value recognized in current earnings, net of amounts capitalized.

The Convertible Note, net of the contingent interest feature, is accreted to its face amount at maturity using the effective interest method. Since a qualifying IPO occurred prior to April 2, 2012, the debt amount, including any unamortized debt discount on the Convertible Note will be immediately credited to equity upon conversion.

(ae) Senior Floating Rate Notes and Warrants

On April 13, 2007, the Company issued Senior Floating Rate Notes due 2010 (the “FRN”) with a par value of US$100,000 with an aggregate principal amount of US$75 million and detachable warrants to subscribe for common shares (the “FRN Warrants”).

Given that the FRN are debt in its legal form, it has been classified as other long-term debt. According to EITF No. 00-19, “Accounting for Derivative financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock” (“EIFF 00-19”), the portion of the proceeds of debt securities issued with detachable stock purchase warrants that is allocable to the warrants are accounted for as a derivative liability associated with other long-term debt. The allocation is based on the relative fair value of the two securities at time of issuance. Any resulting discount or premium on the debt securities is accounted for as such.

FRNs

According to the terms of the FRN, it would be repurchased or redeemed by the Company in cash on the third anniversary of the issuance date at the price equal to 100% of the principal amount, and if no qualifying IPO had occurred on or prior to the expiration of 30 months after their issuance, the repurchase price would be equal to 112% of the principal amount plus accrued but unpaid interest. Hence, the additional premium was indexed to the Qualifying IPO, which is not considered clearly and closely related to the economic characteristics of the debt host. Accordingly, the premium was considered an embedded derivative that has been bifurcated from the FRN and valued separately. The premium was initially recorded as a derivative liability associated with long-term debt at fair value of US$3,593,000. As the IPO was completed on December 12, 2007, the fair value at December 31, 2007 became zero because the IPO was completed on December 12, 2007. The resulting change in fair value was recognized in current earnings, net of amounts capitalized.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

FRN Warrants

One FRN with par value of US$100,000 attached with one warrant is called one unit, and one unit is issued at the price of USD100,000. Therefore, a total of 750 units were issued. Upon issuance, the FRN Warrants were immediately separable and detachable. Each FRN Warrant entitles the holder to purchase 7,142 common shares at US$5.60 per share.

The FRN Warrant was initially recorded as a derivative liability associated with long-term debt at a fair value of US$7,359,000 and the fair value at December 31, 2007 was US$16,592,000. The proceeds, net of the portion allocated to the warrant, are allocated to the FRN, which will be accreted to its face amount at maturity using the effective interest method. The accretion amount is recognized as interest expense.

(af) Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the life of the loan to which they relate using the effective interest method.

(ag) Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During 2007, two real estate development projects had changes in their estimated gross profit margins. As a result of these changes of gross profit, net income and basic and diluted earnings per share in the years ended December 31, 2007, increased by US$22.2 million, US$14.9 million and US$0.14 per share, respectively.

(ah) Share-based compensation

The Group has adopted SFAS No.123 (R) “Share-Based Payment”, which requires that share-based payment transactions with employees, such as restricted shares or stock options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, which is generally the vesting period.

(ai) Recent accounting pronouncements

In September 2006, the EITF issued EITF Issue No. 06-8, “Applicability of the Assessment of a Buyer’s Continuing Investment under SFAS No. 66 for the Sale of Condominiums” (“EITF 06-8”). EITF 06-8 states that in assessing the collectibility of the sales price pursuant to paragraph 37(d) of SFAS 66, an entity should evaluate the adequacy of the buyer’s initial and continuing investment to conclude that the sales price is collectible. If an entity is unable to meet the criteria of paragraph 37, including an assessment of collectibility using the initial and continuing investment tests described in paragraphs 8-12 of SFAS 66, then the entity should apply the deposit method as described in paragraphs 65-67 of SFAS 66. EITF 06-8 is effective for fiscal years beginning after March 15, 2007. In November 2006, the FASB ratified the EITF’s recommendation. The application of the continuing investment criteria on the collectibility of the sales price will limit the Group’s ability to recognize revenue and costs using the percentage of completion accounting method. Although the Group will continue to evaluate the application of EITF 06-8, management does not foresee that the adoption will have a material impact on the revenue or costs reported under percentage of completion accounting. The effect of a change resulting from adoption of this consensus will be recognized as a cumulative-effect adjustment.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”. SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied, except as it pertains to a change in accounting principles related to (i) large positions previously accounted for using a block discount and (ii) financial instruments (including derivatives and hybrids) that were initially measured at fair value using the transaction price in accordance with guidance in footnote 3 of EITF No. 02-3 or similar guidance in SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”. For these transactions, differences between the amounts recognized in the statement of financial position prior to the adoption of SFAS No. 157 and the amounts recognized after adoption should be accounted for as a cumulative-effect adjustment to the opening balance of retained earnings in the year of adoption. The Group is currently assessing the impact, if any, of this new standard on its financial statements. However, management does not currently foresee that the adoption will have a material impact on the Group’s results of operations or financial position.

In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No.115”. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group is currently assessing the impact of this new standard on its financial statements. However, management does not currently foresee that the adoption will have a material impact on the Group’s results of operations or financial position.

In March 2007, the FASB EITF released Topic No. D-109, “Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133”. EITF Topic D-109 provides guidance on the determination of the nature of the host contract for a hybrid financial instrument (that is, whether the nature of the host contract is more akin to debt or to equity) issued in the form of a share should be based on a consideration of economic characteristics and risks. The SEC believes that the consideration of the economic characteristics and risks of the host contract should be based on all the stated and implied substantive terms and features of the hybrid financial instrument. EITF Topic D-109 is effective at the beginning of the first fiscal quarter beginning after September 15, 2007. Although the Group will continue to evaluate the application of EITF Topic No. D-109, management does not currently foresee that the adoption will have a material impact on the Group’s results of operations or financial position.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), Business Combination—a replacement of FASB Statement No.141, or SFAS 141(R). SFAS 141(R) applies to all transactions or event in which an entity obtains control of one or more businesses, including those effected without the transfer of consideration, for example, by contract or through a lapse of minority veto rights. SFAS 141(R) requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008, and early adoption is not permitted. Management has not yet determined the effect that SFAS 141(R) will have on the Group’s financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

In December 2007, the FASB issued Statement of Financial Accounting Standards No.160, Noncontrolling Interests in Consolidated Financial Statement-an amendment of ARB No.51, or SFAS 160. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in a consolidated entity which should be reported as equity in the parent’s consolidated financial statement. SFAS 160 requires a reconciliation of the beginning and ending balances of equity attributable to noncontrolling interests and disclosure, on the face of the consolidated income statement, of those amounts of consolidated net income attributable to the noncontrolling interests, eliminating the past practice of reporting these amounts as an adjustment in arriving at consolidated net income. SFSA 160 requires a parent to recognize a gain or loss in net income when a subsidiary is deconsolidated and requires the parent to attribute to noncontrolling interests their share of losses even if such attribution results in a deficit noncontrolling interests balance within the parent’s equity accounts. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and requires retroactive application of the presentation and disclosure requirements for all periods presented. Early adoption is not permitted. Management has not yet determined the effect that SFAS 160 will have on the Group’s financial statements.

3. Real estate property development completed and under development

The following summarizes the components of real estate property completed and under development at December 31, 2006 and 2007:

	December 31, 2006	December 31, 2007
	US$	US$
Development completed:
Zhengzhou Xinyuan Splendid 1A	847,804	285,484
Zhengzhou Xinyuan Splendid 3A3B3C	243,498	—
Zhengzhou Xinyuan Splendid City Homestead	141,496	—
Zhengzhou City Family	3,204,531	1,310,432
Zhengzhou City Manor	16,716	—
Jinan City Family	—	3,321,152

Real estate property development completed	4,454,045	4,917,068

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

	December 31, 2006	December 31, 2007
	US$	US$
Under development:
Current:
Suzhou Lake Splendid	35,977,718	88,350,556
Suzhou International City Garden	—	79,115,199
Suzhou Colorful Garden	—	50,409,508
Hefei Wangjiang Garden	10,287,628	36,616,561
Zhengzhou Commercial Plaza	3,041,617	14,742,669
Zhengzhou Xinyuan Huating	—	16,198,961
Zhengzhou Xinyuan Colorful Garden	—	56,204,739
Zhengzhou Central Garden East	35,275,285	—
Zhengzhou Central Garden West	40,072,801	—
Jinan City Family	14,520,670	—
Jinan Elegant Scenery	23,371,650	45,933,507
Jinan International City Garden	—	71,509,384
Kunshan International City Garden		22,650,111
Chengdu Xinyuan Splendid I		57,777,021
Zhengzhou Longhai Road Project	—	32,952,370

	162,547,369	572,460,586
Profit recognized	19,427,999	68,260,667
Less: progress billings (see Note 11)	(94,356,103)	(261,578,200)

Real estate property under development—current	87,619,265	379,143,053

Non-current:
Zhengzhou Longhai Road Project	19,184,534	—
Chengdu Xinyuan Splendid II	—	9,737,735

Real estate property under development—non-current	19,184,534	9,737,735

Total real estate property under development	106,803,799	388,880,788

Total real estate property development completed and under development	111,257,844	393,797,856

As of December 31, 2007, land use rights included in the real estate properties under development totaled US$454,834,316 (2006: US$48,296,027).

As of December 31, 2007, partial payments for land use rights included in the real estate properties under development totaled US$77,191,085 (2006: US$ 47,879,929).

As of December 31, 2007, real estate properties under development with an aggregate net book value of US$238,239,872 (2006: US$33,427,697) were pledged as collateral for certain bank loans.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

4. Real estate properties held for lease, net

	December 31, 2006	December 31, 2007
	US$	US$
Zhengzhou Longhai Garden	1,191,079	1,280,407
Elementary school	2,726,937	2,915,126
Zhengzhou Xinyuan Splendid 1A	41,378	—
Kindergarten	853,090	1,242,522
Parking facility	1,992,740	3,097,128

Total cost	6,805,224	8,535,183
Accumulated depreciation	(1,264,682)	(1,724,133)

Real estate properties held for lease, net	5,540,542	6,811,050

Depreciation expense for year ended December 31, 2007 amounted to US$459,451 (2005: US$411,177; 2006: US$440,128).

As of December 31, 2007, real estate properties held for lease with an aggregate net book value of US$1,047,115 (2006: US$1,536,747) were pledged as collateral for certain bank loans.

As of December 31, 2007, minimum future rental income on non-cancellable leases, in aggregate and for each of the five succeeding fiscal years and thereafter, is as follows:

Year	Amount
US$
2008	199,762
2009	197,844
2010	197,474
2011	197,479
2012	195,165
Thereafter	4,242,108

Total	5,229,832

5. Property and equipment, net

Property and equipment consisted of the following:

	December 31, 2006	December 31, 2007
	US$	US$
Buildings and improvements	2,720,820	3,320,956
Vehicles	772,303	1,577,787
Furniture and fixtures	582,313	894,906

Total	4,075,436	5,793,649
Accumulated depreciation	(606,414)	(1,145,090)

Property and equipment, net	3,469,022	4,648,559

Depreciation expense for the year ended December 31, 2007 amounted to US$538,676 (2005: US$135,176; 2006: US$180,460).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

6. Other long-term investment

As of December 31, 2006 and 2007 other long-term investment consisted of the following:

Investee	Initial cost	Ownership	December 31, 2006	December 31, 2007
	US$		US$	US$
Henan Lianhe Real Estate Co., Ltd.	241,648	1.85%	241,648	241,648

For the years ended December 31, 2005, 2006 and 2007 the Group recognized no investment loss or profit.

7. Interest in an equity investee

As of December 31, 2006 and 2007, interest in an equity investee consisted of the following:

Investee	Initial cost	Ownership	Equity Accounted for
			December 31, 2006	December 31, 2007
	US$		US$	US$
Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd.	569,296	45%	—	9,344,453

For the year ended December 31, 2007, the investee recognized earnings of US$18,815,388 (2006: net loss of US$1,214,888; 2005: net loss of US$6,907). The Group’s share of the income of the equity investee was US$8,686,233 (2005: US$ nil; 2006 share of loss: US$446,086).

Jiantou Xinyuan is developing one project which is excluded from the Group’s interest. Losses from this project included in the amounts above were US$1,371,442 in 2007 (2005 and 2006: US$ nil).

Variable Interest Entity

In accordance with FIN 46 (R), “Consolidation of Variable Interest Entities”, Jiantou Xinyuan is a variable interest entity, as it was established with insufficient equity at risk. The Group is not considered as the primary beneficiary, as it does not absorb the majority of Jiantou Xinyuan’s expected losses or residual returns.

Jiantou Xinyuan was established as a joint venture corporation between the Group and an unrelated company in 2005. Its purpose is to undertake residential property development projects in Zhengzhou city, Henan province. As at December 31, 2007, it had one project completed, two projects under construction, and one project under planning and had consolidated total assets of US$113.7 million.

The Group’s maximum exposure to loss is limited to its 45% equity investment and such loans as it may make from time to time to Jiantou Xinyuan (See Note 15(b)). As of December 31, 2007, its maximum exposure was approximately US$7.2 million (2006: US$7.7 million).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

Summarized consolidated balance sheet information of Jiantou Xinyuan is as follows:

	December 31, 2006	December 31, 2007
	US$	US$
Current assets	94,390,457	113,304,229
Non-current assets	263,524	361,455
Current liabilities	94,331,044	42,269,633
Non-current liabilities	—	50,855,484
Venturer’s capital (deficit)	(211,768)	19,682,361

Summarized consolidated statement of operations information of Jiantou Xinyuan is as follows:

	December 31, 2005	December 31, 2006	December 31, 2007
	US$	US$	US$
Revenue, net	—	—	117,588,304
Cost of revenue	—	—	86,735,650
Gross profit	—	—	30,852,654
Operating expenses	9,845	1,552,364	4,500,961
Income (loss) from operations before minority interest	(6,907)	(1,282,200)	25,869,190
Net income (loss)	(6,907)	(1,214,888)	18,815,388

8. Short-term bank loans

Short term bank loans represent amounts due to various banks and are due on the dates indicated below. These loans generally can be renewed with the banks. Short term bank loans at December 31, 2006 and 2007 consisted of the following:

	December 31, 2006	December 31, 2007
	US$	US$
Loans from China Construction Bank,
Due September 29, 2007, at 6.51% per annum	1,920,934	—
Due December 21, 2007, at 6.42% per annum	3,201,557	—

	5,122,491	—

Loan from China Communication Bank,
Due March 21, 2007, at 6.138% per annum	1,536,747	—
Due September 15, 2008, at 6.90% per annum	—	1,779,700

	1,536,747	1,779,700

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

	December 31, 2006	December 31, 2007
	US$	US$
Loans from Industrial and Commercial Bank of China (“ICBC”),
Due December 31, 2007, at 7.344% per annum	9,604,672	—
Due December 18, 2008, at 6.93% per annum	—	11,225,803
Due March 31, 2008, at 6.75% per annum	—	3,285,600
Due December 31, 2008, at 6.24% per annum	—	1,095,200
Due March 31, 2008, at 6.75% per annum	—	2,190,401
Due September 30, 2008, at 6.75% per annum	—	2,738,001
Due December 18, 2008, at 6.93% per annum	—	6,845,002
Due December 31, 2008, at 5.99% per annum	—	7,118,802
Due December 31, 2008, at 6.75% per annum	—	2,738,001

	9,604,672	37,236,810

Loan from China Merchants Bank,
Due May 25, 2008, at 6.57% per annum	—	10,267,503

	—	10,267,503

Loan from Shanghai Pudong Development Bank,
Due May 28, 2007, at 7.254% per annum	6,403,115	—

	6,403,115	—

Total short-term bank loans	22,667,025	49,284,013

As of December 31, 2007, the Group’s short term bank loans are all denominated in RMB and were secured by the Group’s real estate properties under development with net book value of US$62,971,639 (2006: US$12,924,924) and real estate properties held for lease with net book value of US$1,047,115 (2006: 1,536,747). In 2006, the short term bank loans were also secured by certain deposits in the banks amounting to US$8,759,733.

The weighted average interest rate on short-term bank loans as of December 31, 2007 was 6.66% (2006: 7.05%).

9. Long-term bank loans

Long-term bank loans as of December 31, 2006 and 2007 consisted of the following:

	December 31, 2006	December 31, 2007
	US$	US$
Loan from China Construction Bank,
Due January 3, 2009, at 6.93% per annum	—	3,970,101
Due May 13, 2009, at 6.57% per annum	—	6,845,002
Due June 12, 2009, at 6.41% per annum	—	24,642,006
Due June 12, 2009, at 6.41% per annum	—	2,669,551

	—	38,126,660

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

	December 31, 2006	December 31, 2007
	US$	US$
Loan from ICBC,
Due December 18, 2008, at 6.93% per annum	12,806,229	—
Due March 27, 2009, at 6.57% per annum	—	4,107,001
Due June 28, 2010, at 7.72% per annum	—	13,690,004

	12,806,229	17,797,005

Loan from China Merchants Bank,
Due September 29, 2009, at 7.47% per annum	—	20,535,005

	—	20,535,005

Loan from China Agriculture Bank,
Due April 30, 2009, at 6.11% per annum	—	5,476,001
Due July 30, 2009, at 6.11% per annum	—	6,845,002
Due March 27, 2010, at 6.37% per annum	—	6,845,002
Due November 22, 2009, at 7.47% per annum	—	13,486,023
Due October 21, 2009, at 7.47% per annum	—	11,155,984
Due November 20, 2009, at 7.47% per annum	—	10,952,003
Due December 29, 2009, at 7.56% per annum	—	6,639,651
	—	61,399,666

Total long-term bank loans	12,806,229	137,858,336

As of December 31, 2007, the contractual maturities of these loans are as follows:

Amount
Year	US$
2009	117,323,331
2010	20,535,005

Total long-term bank loans	137,858,336

As of December 31, 2007, the Group’s long term bank loans are all denominated in RMB and are secured by the Group’s real estate properties under development with net book value of US$175,268,233 (2006: US$20,489,966).

The interest rates of these bank loans are adjustable based on the range of 95% to 110% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of December 31, 2007 was 7.03% (2006:6.93%).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

10. Other long-term debt and warrant liabilities

As of December 31, 2006 and 2007, other long term debt consisted of the following:

	December 31, 2006	December 31, 2007
	US$	US$
Convertible subordinated notes due in April 12, 2012 at 2%	—	25,000,000
Senior floating rate notes due in April 12,2010 at 6 month LIBOR plus 6.8%	—	75,000,000

Total principal of other long-term debt		100,000,000
Less: Unaccreted discount from embedded derivative and warrants	—	(10,514,193)
Accrued interest	—	2,285,101

Total other long-term debt	—	91,770,908

As of December 31, 2006 and 2007, warrant liabilities consisted of the following:

	December 31, 2006	December 31, 2007
	US$	US$
Preferred share warrant	631,000	—
Warrant on senior floating rate notes	—	16,592,000

Total warrant liabilities	631,000	16,592,000

Convertible Subordinated Notes

On April 13, 2007, the Company issued 2% Convertible Subordinated Notes due 2012 (the “Convertible Notes”) with an aggregate principal amount of US$25 million.

The Convertible Notes are repayable on April 15, 2012. The Notes bear interest at 2% per annum. The interest is payable on a semi-annual basis on April 15 and October 15 each year. The Company shall pay interest on overdue principal, premium, if any, and interest at the rate of 4.0% per annum.

The holder shall have the right, at such holder’s option at any time prior to April 9, 2012 ( the “Conversion Period”), to convert the principal amount of the Convertible Notes, or any portion of such principal amount which is a multiple of US$100,000, into fully paid and non-assessable common shares (as such shares shall then be constituted) at the conversion price in effect at such time.

In addition, if there are certain events, such as the Company granting its shareholders right to purchase common shares at a relatively low price, or distributing a dividend (in excess of 5% of the fair value of the common shares), the Convertible Notes may be surrendered for conversion at any time on and after the date that the Company gives notice to the holders of such transactions.

The conversion price is set such that each $100,000 principal amount of the notes is convertible to 38,388 shares of the Company’s common stock (US$2.6049 per share at inception) and is adjustable from time to time for anti-dilutive purposes.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

The contingent interest feature was an embedded derivative in accordance with Financial Accounting Standards Board No. 133 “Accounting for Derivative Instruments and Hedging Activities”. Therefore, it is initially recorded as a derivative liability associated with long-term debt at fair value of US$2,543,000 and the fair value at December 31, 2007 became zero because the IPO in December 2007 invalidated the contingent interest feature embedded in the notes.

The Convertible Notes are subject to various restrictive covenants, including restrictions on the Group’s ability to incur additional debt or guarantees, make restricted payments, payment of dividends or distributions on capital stock, repurchase of capital stock, payment of subordinated indebtedness, settlement of intercompany loans or advances, sales or transfers of properties or assets, sales of capital stock, enter into non-ordinary course business transactions, make investments, merge or consolidate with another company and engage in any business other than related businesses.

Senior Floating Rate Notes and Warrants

On April 13, 2007, the Company issued Senior Floating Notes due 2010 (the “FRN”) with an aggregate principal amount of US$75 million and detachable warrants to subscribe for common shares The FRN bear interest at 6-month LIBOR (with the LIBOR rate reset semi-annually) plus 6.80%, payable semi-annually in arrears. The FRN shall be repurchased or redeemed by the Company in cash on the third anniversary of the issuance date at the price equal to 100% of the principal amount plus accrued but unpaid interest.

In connection with the FRN, a total of 750 units of warrants (“the Warrants”) were issued at the price of US$100,000 each. The Warrants entitle the holders to purchase 7,142 common shares at US$5.60 per share. The maturity date of the Warrants shall be the later of the expiration of three years from the issuance date and the expiration of six months following the qualifying IPO. The fair value of the Warrants was US$16,592,000 as of December 31, 2007.

The embedded derivative associated with the FRN was initially recorded as a derivative liability associated with long-term debt at fair value of US$3,593,000 and the fair value at December 31, 2007 became zero because the IPO in December 2007 invalidated the contingent maturity redemption feature embedded in the FRN.

The FRN are subject to various restrictive covenants, including restrictions on the Group’s ability to incur additional debt or guarantees, make restricted payments, payment of dividends or distributions on capital stock, repurchase of capital stock, payment of subordinated indebtedness, settlement of intercompany loans or advances, sales or transfers of properties or assets, sales of capital stock, enter into non-ordinary course business transactions, make investments, merge or consolidate with another company and engage in any business other than related businesses.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

11. Customer deposits

Customer deposits consisted of amounts received from customers for the pre-sale of residential units in the PRC.

	December 31, 2006	December 31, 2007
	US$	US$
Advances for real estate properties under development	119,888,088	286,838,970
Less: recognized as progress billings (see Note 3)	(94,356,103)	(261,578,200)

Total net balance	25,531,985	25,260,770

Customer deposits are typically funded up to 70%~80% by mortgage loans made by banks to the customers. Until the customer obtains legal title to the property, the banks have a right to seek reimbursement from the Group for any defaults by the customers. The Group holds certain cash balances in restricted deposit accounts at the relevant banks (see Note 2 (f)). The Group, in turn, has a right to withhold transfer of title to the customer until outstanding amounts are fully settled.

12. Income taxes

(a) Corporate income tax (“CIT”)

As a Cayman Island resident company, the Company is not subject to income tax.

The PRC subsidiaries are governed by the Income Tax Law of the PRC concerning Chinese limited liability companies. Under the Income Tax Laws of the PRC, the PRC subsidiaries are subject to an income tax at a statutory rate of 33% (30% state income taxes plus 3% local income taxes) on income reported in the statutory financial statements after appropriate tax adjustments.

Income tax expense for the years ended December 31, 2005, 2006 and 2007 is summarized as follows:

	December 31,
	2005	2006	2007
	US$	US$	US$
Current:
CIT expense	2,949,813	6,193,562	5,826,673
Land Appreciation Tax (“LAT”) expense	418,491	2,003,020	5,736,446
Unrecognized tax uncertainty benefit	—	—	8,711,372
Deferred tax expense	1,879,505	2,520,756	9,441,002

Income tax expense	5,247,809	10,717,338	29,715,493

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

The Group’s income tax expense differs from the tax expense computed by applying the statutory CIT rate of 33% for years ended December 31, 2005, 2006 and 2007 as follows:

	December 31,
	2005	2006	2007
	US$	US$	US$
CIT at rate of 33%	4,882,584	8,856,433	24,874,954
Tax effect of change in income tax rate	—	—	(3,706,122)
Tax effect of non-deductible expenses	84,836	518,882	7,723,942
Tax effect of non-taxable income	—	—	(3,020,700)
LAT expense	418,491	2,003,020	5,736,446
CIT Benefit of LAT	(138,102)	(660,997)	(1,893,027)

Actual income tax expense	5,247,809	10,717,338	29,715,493

(b) Liability for Unrecognized Tax Benefit

On January 1, 2007, the Group adopted FIN 48. There was no cumulative effect adjustment to beginning retained earnings resulting from the adoption of FIN 48, as the total liability for cumulative unrecognized tax benefits of $2,667,594 as of January 1, 2007 was recognized in deferred tax liability, as discussed below. The following table summarizes the activity related to the Group’s unrecognized tax benefits from January 1, 2007 to December 31, 2007.

US$
Balance as of January 1, 2007	2,667,594
Increases related to current year tax positions	9,257,179

Balance as of December 31, 2007	11,924,773

US$545,807 increase related to current year tax positions was recorded as other comprehensive income arising from the foreign currency translation. The remaining change of US$8,711,372 was recognized as unrecognized tax benefit in current year’s profit.

The liability for unrecognized tax benefit relates to the application of the deemed profit method by the local tax authority of Zhengzhou city. During the years ended December 31, 2004 to 2007, in accordance with the provisions of the PRC tax law, the local tax authority of Zhengzhou City concluded a deemed profit method is a better measure of income tax liability for companies in the real estate industry located in that province, including the PRC subsidiaries, than the statutory taxable income method. Under the deemed profit method, the local tax authority levies income tax based on 33% of an arbitrary deemed profit of 12% or 14% of total cash receipts of real estate property companies, rather than based on 33% of statutory taxable income. The PRC subsidiaries in that province have filed their tax returns based on the deemed profit method. The local tax authority has confirmed verbally that it will apply the same deemed profit method for the year ended December 31, 2007. The local tax authority is entitled to re-evaluate prior years’ income taxes assessed under the deemed profit method, upon receipt of audited accounts or upon completion of specific development projects, however, the tax authority has not indicated if it will do so.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

The entire unrecognized tax benefit, if ultimately recognized, will impact the effective tax rate. The Group anticipates new unrecognized tax benefits, related to tax positions similar to those giving rise to its existing unrecognized tax benefits, to originate after December 31, 2007. However, a reasonable estimate of the range of the possible increases related to similar positions originating after December 31, 2007 cannot be made at this time.

Although the local tax authority of Zhengzhou City has not indicated that it will re-evaluate prior years, the Group believes that the possibility exists for reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, potentially overturning the decision made by the local tax authority to apply the deemed profit method. Because of the uncertainty surrounding whether or not these tax years will be re-evaluated and the taxes adjusted, the difference between the taxes due based on taxable income calculated according to statutory taxable income method and the taxes due based on the deemed profit method has been recorded as an additional receivable or payable and has been included in unrecognized tax benefits. Management believes if the local tax authority of Zhengzhou City or a higher tax authority were to re-evaluate any of these tax years, the PRC subsidiaries would be required to pay additional taxes due, or would be entitled to receive additional taxes paid, based on the accumulated difference between the amounts paid under the deemed profit method and the amounts due under the PRC statutory taxable income method.

The PRC income tax returns for fiscal year 2004 through fiscal year 2007 remain open to potential examination. In addition, local tax authorities may exercise broad discretion in applying the tax law, thus potentially exposing the PRC subsidiaries to audits of tax years outside the general statute of limitations.

It is the Group’s continuing practice to recognize interest and penalties related to uncertain tax positions in other expenses. As of the December 31, 2007, no interest and penalties have been recognized under FIN48 as the management believes that revaluation of tax levy method will not be charged of interest and penalties.

(c) LAT

Since January 1, 1994, LAT has been applicable at progressive tax rates ranging from 30% to 60% on the appreciation of land values, with an exemption provided for the sales of ordinary residential properties if the appreciation values do not exceed certain thresholds specified in the relevant tax laws. However, prior to September 2004, the Group’s local tax authority in Zhengzhou city did not impose the regulation on real estate companies in its area of administration. Since September, 2004, the local tax authority has levied the LAT at the rate of 0.8% or 1.0% against total cash receipts from sales of real estate properties, rather than according to the progressive rates. In early 2007, the national PRC tax authorities clarified the regulations to require the full payment of LAT in accordance with the progressive rates.

For the these years ended December 31, 2007, the Group has made full provision for LAT with respect to properties sold up to December 31, 2007 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

(d) Deferred tax

The tax effects of temporary differences that give rise to the Group’s net deferred tax assets and liabilities as of December 31, 2006 and 2007 are as follows:

	December 31, 2006	December 31, 2007
	US$	US$
Deferred tax liabilities:
Tax due under tax statutes versus tax due under deemed profit method	3,311,108	—
Real estate properties—accelerated deductions	1,460,020	1,102,630
Percentage of completion revenue	1,211,337	14,818,689
Property and equipment	297,297	211,787
Property management rights	300,520	187,824
Others	167,100	—

Total deferred tax liabilities	6,747,382	16,320,930

Deferred tax assets:
Tax due under deemed profit method versus tax due under tax statutes	(643,514)	—
Doubtful debt allowances	(33,363)	(13,329)
Accruals and provisions	(674,084)	(2,134,727)
Others	(398,403)	(1,864,807)

Total deferred tax assets	(1,749,364)	(4,012,863)

Net deferred tax liabilities	4,998,018	12,308,067
Classified as current	(1,211,337)	(7,531,929)

Long term deferred tax liabilities	3,786,681	4,776,138

Included in “Others” above is the effect of US$3,807,889 (2006: US$186,421) of net operating loss carry forwards. These carry forwards will expire beginning in 2012, if unutilized.

The Company intends to re-invest all undistributed retained earnings of PRC subsidiaries to finance their future operations. The amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

For each PRC subsidiary, deferred tax assets have been netted against deferred tax liabilities by current or non-current classification, as the reversal of the underlying temporary differences is expected to occur in the same future periods.

The deferred tax assets and liabilities will reverse when the originating temporary differences reverse. In addition, as a result of applying the deemed profit method to calculate PRC income taxes payable, deferred tax assets and liabilities will reverse either if the tax years are re-evaluated and reassessed under the statutory taxable income method or the tax years are no longer open for tax review.

(e) The impact of the New Corporate Income Tax Law

During the 5th Session of the 10th National People’s Congress, which was concluded on March 16, 2007, the PRC Corporate Income Tax Law (“the New Corporate Income Tax Law”) was approved and will become effective on January 1, 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

enterprises at 25% and a withholding tax on dividend distributions up to a rate of 20%. As a result of the new law, the Group remeasured its deferred tax items anticipated to reverse in 2008 and later years at the new 25% tax rate. The impact of this remeasurement is reflected as a reduction of income tax expense of US$3,706,122. However, as of the date of release of these financial statements, detailed implementation and administrative rules and regulations have not yet been announced.

13. Share-based compensation

As of December 31, 2007, the Company has two share-based compensation plans granted to both employees and non-employees, which are described below. Compensation cost of US$4,858,048 was charged against income comprising of the increase in general and administrative expenses of US$4,545,968 and the elimination of share of income(loss) in an equity investee of US$312,080, for those plans with a corresponding credit to additional paid-in capital in the year ended December 31, 2007, included of which, US$4,350,882 was related to the options granted to employees and US$507,166 was related to the ones granted to non-employees. The compensation cost is regarded as a permanent difference for income tax purposes as the options were granted by the Company, which is registered in Cayman, a country free of tax. Hence, no tax benefit was recognized upon the compensation cost.

2007 Equity Incentive Plan (the “Plan”)

On August 11, 2007, the Company issued, under the Plan grants of share options to purchase up to 6,125,374 common shares to its directors and employees, at exercise prices ranging from US$0.0001 to US$2.50 per share. These options have a weighted average grant-date fair value of US$2.67 per option, and a total expected compensation cost, net of expected forfeitures, of US$15,564,801. These options have vesting periods based on length of service ranging from 10 to 40 months and will expire no later than August 10, 2017. These options are performance-based and did not begin vesting until the Company’s IPO was effective, however upon effectiveness of the IPO, these awards had an immediate vesting of all shares that would have vested between the grant date and the effectiveness of the IPO.

2007 Long Term Incentive Plan (the “2007 Plan”)

In November 2007, the Company adopted the 2007 Plan which provides for the grant of options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards to purchase its common shares. The maximum aggregate number of common shares which may be issued pursuant to all awards, including option, is 10 million common shares, subject to adjustment to accounting for changes in the capitalization of the Company.

On November 5, 2007, the Company granted options under the 2007 Plan to directors, management and key employees for an aggregate of 2,389,840 common shares at the exercise price equal to the price of the IPO (US$7.00 per share). These options have a weighted average grant-date fair value of US$3.51 per option, and a total expected compensation cost, net of forfeitures, of US$7,628,415. These options have vesting periods of up to 36 months, and will expire no later than the 10th anniversary of the date of grant.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

Options Granted to Non-employee

On August 11, 2007, the Company granted, under the Plan, 333,333 common shares to a non-employee consultant, with an exercise price of US$0.0001 per share, and 343,788 common shares to the employees of the Group’s equity investee, Jiantou Xinyuan with exercise prices ranging from US$0.0001 to US$2.50. These common shares have a vesting period based on length of service ranging from 40 to 60 months and will expire no later than August 10, 2017. In addition, the Company granted, under the 2007 Plan, 52,004 common shares to employees of Jiantou Xinyuan, as well, these common shares have a vesting period based on length of service of 36 months and will expire no later than November 5, 2017. All other terms of these awards are the same as the employee awards. These awards are accounted for under EITF 96-18 and the cost will be measured at the date that the services are complete.

The forfeiture rate and fair value assumptions used to value the above options is consistent with the assumptions used to value the options to employees issued under the Plan and the 2007 Plan.

As at December 31, 2007, the compensation cost of US$507,166 was charged against income for those options granted to non-employees under the Plan.

Assumptions

The Company assumed a forfeiture ratio of 10% for non-executive employees in arriving at the total compensation expense.

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses the assumptions noted below.

	Option granted under the Plan	Option granted under the 2007 Plan
Average risk-free rate of return	5.22%	4.61%
Expected term	5.61 Years	5.8 Years
Volatility rate	50.13%	46.5%
Dividend yield	0%	0%

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of China International Bond denominated in USD as of the valuation date. The expected life of options represents the period of time the granted options are expected to be outstanding. As the Company did not grant options before, no historical exercising pattern could be followed in estimating the expected life. Therefore, the expected life is estimated as the average of the contractual term and the vesting period. The Company has not paid dividends in the past nor does it expect to pay dividends in the foreseeable future. Because the Company lacks sufficient trading history, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar businesses.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

Share Option Activity

The following table is a summary of the Company’s share option activity under the Plan (in US$, except shares):

Options under the Plan	Number of options	Weighted average exercise Price	Weighted remaining contractual life (Years)	Average Intrinsic Value
Outstanding, January 1, 2007	—	—	—	—
Granted to employee
0.0001 (exercise price)	3,604,078	0.0001	9.58	—
0.8115 (exercise price)	400,000	0.8115	9.58	—
2.50 (exercise price)	2,798,417	2.50	9.58	—
Exercised	—	—	—	—
Forfeited/Cancelled	100,530	2.50	—	—
Expired	—	—	—	—

Outstanding, December 31, 2007
0.0001 (exercise price)	3,604,078	0.0001	9.58	25,642,655

0.8115 (exercise price)	400,000	0.8115	9.58	2,521,400

2.50 (exercise price)	2,697,887	2.50	9.58	12,450,749

Exercisable as at December 31, 2007
Options of employee
0.0001 (exercise price)	1,002,466	0.0001	9.58	7,132,445

0.8115 (exercise price)	145,833	0.8115	9.58	919,258

2.50 (exercise price)	337,236	2.50	9.58	1,556,344

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$7.115 per ordinary share as of December 31, 2007 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2007.

As of December 31, 2007, there was US$11,362,045 and US$1,545,657 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted to employees and non-employees, respectively under the Plan. The cost is expected to be recognized using a straight-line method over a weighted-average period of 2.39 years.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

The following table is a summary of the Company’s share option activity under the 2007 Plan (in US$, except shares):

Options under the 2007 Plan	Number of options	Weighted average exercise price	Weighted remaining contractual life (Years)	Average Intrinsic Value
Outstanding, January 1, 2007	—	—	—	—
Granted	2,441,844	7.00	9.83	—
Exercised	—	—	—	—
Forfeited/Cancelled (employee)	57,702	7.00	9.83	—
Expired	—	—	—	—

Outstanding, December 31, 2007
Employee	2,384,142	7.00	9.83	274,176

Exercisable as at December 31, 2007
Employee	66,226	7.00	9.83	7,616

The calculation of intrinsic value is the same as that used in option granted under the Plan as above.

As of December 31, 2007, there was US$7,416,514 and US$159,756 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted to employees and non-employees, respectively under the 2007 Plan. The cost is expected to be recognized using a straight-line method over a weighted-average period of 2.92 years.

14. Other payables and accrued liabilities

The components of accrued expenses and other liabilities are as follows:

	December 31, 2006	December 31, 2007
	US$	US$
Contract deposit	1,825,092	5,989,678
Accrued expense	1,084,293	3,939,947
Deed tax and maintenance fund withheld for customer	3,778,195	2,776,581
Bidding deposit	329,339	1,495,088
Welfare	114,105	1,680,317
Others	2,925,954	2,414,705

Total	10,056,978	18,296,316

15. Related-party and employee transactions

(a) Due from shareholders

The balances represent cash advances to two shareholders from the Company for traveling expenses and other expenses. The balances bear no interest and have no fixed payment terms.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

(b) Due from related parties

	December 31, 2006	December 31, 2007
	US$	US$
Jiantou Xinyuan	7,728,227	6,605,162

Total	7,728,227	6,605,162

Jiantou Xinyuan is co-invested by a third party and the Group, and the Group holds 45% of total shares of Jiantou Xinyuan (see Note 7). The balance is composed of the management fee charged to Jiantou Xinyuan of US$345,298 and an entrusted loan of US$6,259,864 to Jiantou Xinyuan for the development of real estate properties, which carries interest of 6.57% per annum (2006: 6.138%) and is repayable within one year.

(c) Due from employees

	December 31, 2006	December 31, 2007
	US$	US$
Advances to employees	313,807	342,751

The balance represents cash advances to employees for traveling expenses and other expenses. The balances bear no interest and have no fixed payment terms.

(d) Due to related parties

	December 31, 2006	December 31, 2007
	US$	US$
Jiantou Xinyuan	3,763,843	—

Total	3,763,843	—

All the amounts bear no interest and have no fixed payment terms.

(e) Due to employees:

	December 31, 2006	December 31, 2007
	US$	US$
Total	25,612	—

Balance as of December 31, 2006 represented reimbursable expenses paid by the staff which was reimbursable by the Group.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

(f) Due to shareholders

	December 31, 2006	December 31, 2007
	US$	US$
Blue Ridge China	21,000,000	—
Equity International	14,000,000	—

Total	35,000,000	—

The loans from shareholders were fully paid off in April 2007.

(g) Others

For the year ended December 31, 2007, total directors’ remuneration paid amounted to US$201,710 (2005: US$ nil; 2006: US$46,979).

On April 16, 2005, Henan Xinyuan entered into a consulting agreement with a consulting company which is beneficially owned by Yong Cui, one of its directors, to provide finance consulting services to the Group for a duration of 24 months. Total consulting fees paid in 2005 and 2006 under the agreement amounted to US$31,546 (2005: US$59,473; 2006: US$59,473). On December 27, 2006, Henan Xinyuan entered into a consulting agreement with another consulting company which is beneficially owned by Yong Cui to provide similar finance consulting services to the Group, with an annual fee of US$30,735 starting from April 16, 2007. The agreement will expire on April 15, 2012, and it can be terminated by written consent from both parties. The agreement contains provisions on confidentiality and non-competition.

16. Equity

(a) Convertible Redeemable Preference Shares

As disclosed in Note 1, the Company entered into a securities purchase agreement with Blue Ridge China and Equity International (collectively, the “Investors”) on August 25, 2006, whereby the Company issued a total of 30,805,400 Series A convertible redeemable preference shares (“Series A preference shares”) with warrants for total cash proceeds of US$22,018,179, net of issuance costs of US$2,981,822 (including US$35,242 incurred in 2007). The Series A preference shares are issued with warrants to purchase additional Series A preference shares. Other significant terms of the preference shares and warrants are outlined below:

Redemption

The Company’s Series A convertible preference shares are redeemable, if not previously converted, upon the earlier occurrence of the date on which Mr. Zhang ceases to serve in the capacity of Chairman or the fifth anniversary of the issuance date. Anytime thereafter, the holder may, by written notice given to the Company require the Company to redeem any or all Series A convertible redeemable preference shares held.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

The redemption price is determined at a per share price in cash equal to the sum of the original issue price of US$0.81155 per share and an accreted annual amount of ten percent (10%) of the original issue price, compounded annually to the date of redemption.

Conversion

Each Series A preference shares shall be convertible, upon issuance, into fully paid common shares at the option of the holder at an initial conversion ratio of 1 to 1. Each Series A preference shares shall be converted into fully paid common shares automatically upon an initial public offering of the Group (“IPO”) or written approval by 75% of the Investors at a conversion ratio that is adjustable under certain circumstances as follows:

If the Company sub-divides the outstanding common shares or issues a share dividend on its outstanding common shares, the number of common shares issuable upon conversion of the Series A preference shares immediately prior to such subdivision or the issuance of such share dividend shall be proportionately increased by the same ratio as the subdivision or dividend (with appropriate adjustments in the Series A conversion price). In case the Company shall at any time combine its outstanding common shares, the number of common shares issuable upon conversion of the Series A preference shares immediately prior to such combination shall be proportionately decreased by the same ratio as the combination.

Voting Rights

The Investors have voting rights that are equal to common shares on an as-converted basis. In addition, as mentioned in Note 1, the Investors have substantive participating rights, the most significant of which relate to approval of annual plans and budgets and changes in existing management.

Dividends

The Series A preference shares shall rank senior to the common shares in all respects as to rights of payment and distribution (whether in cash, in kind or in other property or securities), whether by way of dividend or upon a liquidation or otherwise. All such payments and distributions shall be made to the Series A convertible redeemable preference shares in full prior to dividend distributions to ordinary shareholders. The Series A preference shares are participating securities for EPS purposes.

Liquidation Preference

On a winding-up, the holders of Series A preference shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to holders of the Junior Shares by reason of their ownership of such shares, for each Series A preference shares, the amount per share (the “Series A Preference Amount”) equal to two (2) times the sum of (x) US$0.81155, and (y) an accreted annual amount of ten percent (10%) on the original Series A issue price, compounded annually from the date of issuance of such Series A preference shares to the date of payment hereunder.

After the payment in full has been made to the holders of Series A preference shares, the holders of the Series A preference shares shall be entitled to share ratably in all remaining assets and funds to be distributed.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

Measurement and Recording

The Series A preference shares were classified as mezzanine equity at gross proceeds net of issuance costs and are increased by period accretions using the interest method at an annual rate of 10%, so that the carrying amount will equal to the redemption amount at the redemption date. At the issuance date of the Series A preference shares, the Group determined that there was no beneficial conversion feature as a result of the effective conversion price being higher than the fair value per common share.

Waiver of Beneficial Conversion Feature

The contingent conversion option of the Series A convertible redeemable preference shares may become beneficial if an IPO takes place. If the IPO issue price is less than 2 times the original issue price of the Series A convertible redeemable preference shares plus the accretion at 10% per annum, the conversion ratio will be changed. In accordance with EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”, the value of the contingent beneficial conversion option would be measured at the time an IPO takes place based on the actual shares to be issued and fair value of a share at the commitment date.

On November 13, 2007, the holders of the Series A convertible redeemable preference shares agreed to waive the contingent conversion option. As such, the Series A convertible redeemable preference shares were automatically converted to common shares at the time of a qualifying IPO on a 1 to 1 basis, which occurred on December 12, 2007.

The modification was deemed to be substantive and was treated as an extinguishment of the Series A convertible preference shares. Under EITF Topic D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock.” The Company recognized a dividend to the series A convertible redeemable preference shareholders, representing the difference between the fair value of the convertible redeemable preference shares immediately after modification and the carrying value of the Series A convertible redeemable preference shares immediately prior to modification. This deemed dividend to the Series A shareholders did not affect the Company’s net income or cash flows, however, it reduced the Company’s net income attributable to ordinary shareholders and earnings per share for the year ended December 31, 2007.

The Company recorded the modified Series A convertible redeemable preference shares at an amount of approximately US$207.0 million and the deemed dividend to the Series A preference shareholders at approximately US$182.2 million, which reduced the net income attributable to ordinary shareholders and retained earnings by the same amount of US$182.2 million.

Warrant terms, Measurement and Recording

The warrants issued together with the Series A preference shares entitle the holders to purchase more Series A preference shares at an exercise price of US$0.01 per share if the Group fails to meet specified profit performance targets in 2007 and 2008. If cumulative net income for the two-year period ending December 31, 2008 is less than US$80 million, the holders of the warrants are entitled to purchase up to a maximum additional number of 3,987,009 fully paid Series A preference shares at an exercise price of US$0.01 per share so that their percentage interest in the Group on a fully diluted basis will be brought to a maximum of 36%. If cumulative net income for the two-year period ending December 31, 2008 equals or exceeds US$80 million, then the warrants

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

will expire without being exercised. On August 28, 2007, the Company amended the terms of the warrants issued to Equity International and Blue Ridge. Under the amended agreement, if the Company consummates a qualified initial public offering prior to March 31, 2008 the warrants will expire without being exercised.

The warrants were allocated their full fair value from the basket issuance with the Series A preference shares and classified as a liability in accordance with FSP FAS 150-5 “Issuers Accounting under FAS 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable” on the basis that the issuer faces a cash outflow to settle them on redemption. Changes in value from period to period are recognized through earnings.

In connection with the IPO completed in December 2007, the warrant became valueless. Then the decrease in the fair value of warrant liability of USD631,000 was recorded into income statement as “change in the fair value of warrant” in the year ended December 31, 2007.

(b) Common Shares

(i) As at December 31, 2007 the Company’s authorized share capital was 500 million common shares, par value US$0.0001 per share (2006: 450 million common shares).

(ii) In March 2006, the Company issued 60,000,000 outstanding common shares to the Zhang Family for a consideration of US$6,000.

(iii) In August 2006, the Company issued the Burnham Warrant as payment for services rendered and recorded its fair value of US$55,595 as paid in capital.

(iv) Under the terms of the agreement, if any of the Burnham Warrant remains unexercised upon termination, Mr. Yong Zhang is entitled to purchase, within 60 days, the common shares underlying such remaining unexercised amount, at a purchase price of US$0.0001 per share.

(v) In November 2006, the Company issued 15,704,379 common shares for US$0.9551 per share, for total cash proceeds of US$14,552,985, net of issuance cost. These shares were issued to Blue Ridge China (9,422,627 shares) and Equity International (6,281,752 shares).

(vi) In December 2007, the Company offered 20,125,000 American Depositary Shares (“ADSs”), representing 40,250,000 common shares, at US$14 each to the public, raising proceeds of US$262,882,355, net of issuance costs of US$1,878,841. The Company’s ADSs are traded on the New York Stock Exchange.

(vii) In December 2007, issued and outstanding Series A redeemable convertible preference shares were converted to 30,805,400 common shares on a one to one basis upon the completion of the Company’s IPO.

(viii) In December 2007, the Burnham warrants were exercised and converted to 1,638,323 common shares upon the completion of the Company’s IPO.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

17. Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	Year ended December 31,
	2005	2006	2007
	US$	US$	US$
Numerator:
Net income	9,562,791	16,122,910	45,663,156
Accretion of Series A convertible redeemable preference shares	—	(942,301)	(2,739,383)
Deemed dividend	—	—	(182,228,622)

Net income/(loss) attributable to ordinary shareholders-basic	9,562,791	15,180,609	(139,304,849)

Net income attributable to ordinary shareholders - diluted	9,562,791	15,180,609	(139,304,849)

Denominator:
Number of shares outstanding, opening	60,000,000	60,000,000	75,704,379
Weighted average number of shares Issued (15,704,379 shares)	—	1,807,079	—
Weighted average number of shares issued at IPO	—	—	2,095,205
Burnham warrant	—	—	85,283
Convertible redeemable preference shares	—	10,887,388	30,805,400

Number of shares outstanding—basic and diluted	60,000,000	72,694,467	108,690,267

Basic and diluted earnings/ (loss) per share	0.16	0.21	(1.28)

During 2006, the Burnham warrants were excluded from the computation of diluted earnings per share because their effects were anti-dilutive. In 2007, the potential dilutive effect of share options, warrants and Convertible Notes were excluded from the computation of diluted earnings per share because their effects were anti-dilutive.

18. Segment reporting

The Group considers that each of its individual property developments is a discrete operating segment. The Group has aggregated its segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offering, customers and market and regulatory environment. The Group’s reportable operating segments are comprised of the Henan Province, Shandong Province, Jiangsu Province, Sichuan Province and Anhui Province. Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The “other” category relates to investment holdings, property management services, installation of intercom systems, landscaping, engineering and management, real estate sale, purchase and lease activities. The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies”.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

The Group’s chief operating decision maker relies upon net sales, gross profit and net income when making decisions about allocating resources and assessing performance of the Group. Net sales for geographic segments are generally based on the location of the project development. Net income for each segment includes net sales to third parties, related cost of sales and operating expenses directly attributable to the segment.

No single customer accounted for more than 10% of net sales for the years ended December 31, 2005, 2006 and 2007.

Summary information by operating segment is as follows:

December 31, 2005	Henan	Shandong	Jiangsu	Anhui	Others	Consolidated
	US$	US$	US$	US$	US$	US$
Net real estate sales	61,769,436	—	—	—	—	61,769,436
Real estate lease income	132,127	—	—	—	—	132,127
Other revenue	39,498	—	—	—	989	40,487

Revenue from external customers	61,941,061	—	—	—	989	61,942,050
Cost of real estate sales	(42,199,481)	—	—	—	—	(42,199,481)
Cost of real estate lease income	(432,848)	—	—	—	—	(432,848)

Total cost of revenue	(42,632,329)	—	—	—	—	(42,632,329)
Gross profit	19,308,732	—	—	—	989	19,309,721
Operating expenses	(3,717,947)	—	—	—	(152,596)	(3,870,543)

Operating income/(loss)	15,590,785	—	—	—	(151,607)	15,439,178
Interest income	191,000	—	—	—	—	191,000
Interest expense	(834,469)	—	—	—	—	(834,469)
Share of loss in an equity investee	—	—	—	—	—	—

Income/(loss) before income taxes	14,947,316	—	—	—	(151,607)	14,795,709
Income tax expense	(5,247,809)	—	—	—	—	(5,247,809)

Net income/(loss) before minority interest	9,699,507	—	—	—	(151,607)	9,547,900

Depreciation and amortization	543,092	—	—	—	3,740	546,832
Capital expenditure	115,602	—	—	—	58,643	174,245
Investment in an equity investee	446,086	—	—	—	—	446,086
Total long-lived assets	18,289,471	—	—	—	55,605	18,345,070
Total assets	108,582,596	—	—	—	119,787	108,702,383

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

December 31, 2006	Henan	Shandong	Jiangsu	Anhui	Others	Consolidated
	US$	US$	US$	US$	US$	US$
Net real estate sales	141,577,738	—	—	—	—	141,577,738
Real estate lease income	204,411	—	—	—	—	204,411
Other revenue	44,440	8,332	515	685	531,100	585,072

Revenue from external customers	141,826,589	8,332	515	685	531,100	142,367,221
Cost of real estate sales	(107,267,400)	—	—	—	—	(107,267,400)
Cost of real estate lease income	(442,020)	—	—	—	—	(442,020)
Other cost	—	—	—	—	(486,307)	(486,307)

Total cost of revenue	(107,709,420)	—	—	—	(486,307)	(108,195,727)
Gross profit	34,117,169	8,332	515	685	44,793	34,171,494
Operating expenses	(5,355,273)	(589,632)	(38,318)	(35,420)	(603,383)	(6,622,026)

Operating income/(loss)	28,761,896	(581,300)	(37,803)	(34,735)	(558,590)	27,549,468
Interest income	461,335	—	—	—	—	461,335
Interest expense	(727,041)	—	—	—	—	(727,041)
Share of loss in an equity investee	(446,086)	—	—	—	—	(446,086)

Income/(loss) before income taxes	28,050,104	(581,300)	(37,803)	(34,735)	(558,590)	26,837,676
Income tax expense	(10,783,088)	—	—	—	65,750	(10,717,338)

Net income/(loss) before minority interest	17,267,016	(581,300)	(37,803)	(34,735)	(492,840)	16,120,338

Depreciation and amortization	603,279	10,741	—	—	120,401	734,421
Capital expenditure	1,178,931	155,928	83,176	103,266	19,573	1,540,874
Total long-lived assets	28,074,589	150,665	105,427	84,916	2,114,639	30,530,236
Total assets	88,023,519	60,066,158	36,228,682	10,575,543	10,061,870	204,955,772

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

December 31, 2007	Henan	Shandong	Jiangsu	Anhui	Sichuan	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	98,022,901	77,844,629	98,144,397	31,656,566	—	—	305,668,493
Real estate lease income	338,600	—	—	—	—	—	338,600
Other revenue	93,496	17,985	5,599	13,185	41,551	3,546,352	3,718,168

Total revenue	98,454,997	77,862,614	98,149,996	31,669,751	41,551	3,546,352	309,725,261
Cost of real estate sales	(49,714,620)	(63,995,477)	(67,699,890)	(23,772,469)	—	(27,801)	(205,210,257)
Cost of real estate lease income	(654,626)	—	—	—	—	—	(654,626)
Other costs	—	—	—	—	—	(2,269,867)	(2,269,867)

Total cost of revenue	(50,369,246)	(63,995,477)	(67,699,890)	(23,772,469)	—	(2,297,668)	(208,134,750)
Gross profit	48,085,751	13,867,137	30,450,106	7,897,282	41,551	1,248,684	101,590,511
Operating expenses	(10,059,497)	(3,371,156)	(4,818,048)	(2,032,595)	(1,543,534)	(5,766,673)	(27,591,503)

Operating income/(loss)	38,026,254	10,495,981	25,632,058	5,864,687	(1,501,983)	(4,517,989)	73,999,008
Interest income	855,942	112,083	358,189	39,210	21,268	29,885	1,416,577
Interest expense	(411,246)	(681,895)	—	(447,021)	—	(1,663,849)	(3,204,011)
Exchange gains	3,082,842	—	—	—	—	—	3,082,842
Income from change in FV of warrant liability	—	—	—	—	—	(8,602,000)	(8,602,000)
Share of income in an entity	8,686,233	—	—	—	—	—	8,686,233

Income/(loss) before income taxes	50,240,025	9,926,169	25,990,247	5,456,876	(1,480,715)	(14,753,953)	75,378,649
Income tax expense	(17,133,590)	(3,381,321)	(7,245,853)	(1,556,332)	337,215	(735,612)	(29,715,493)

Net income/(loss) before minority interest	33,106,435	6,544,848	18,744,394	3,900,544	(1,143,500)	(15,489,565)	45,663,156

Depreciation and amortization	678,093	49,849	48,251	29,347	38,709	981,729	1,825,978
Capital expenditure	1,732,975	169,541	229,641	86,444	247,335	123,816	2,589,752
Total long-lived assets	20,047,597	624,512	340,877	152,573	9,979,717	5,703,416	36,848,692
Total assets	193,350,607	100,171,868	168,343,242	11,745,490	71,050,051	262,533,995	807,195,253

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

19. Commitments and contingencies

The Group leases certain of its office properties under operating lease arrangements. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases, and the terms of the leases do not contain rent escalation, or contingent rent, renewal, or purchase options. There are no restrictions placed upon the Group by entering into these leases.

Commitments

As of December 31, 2007, the Group had lease payments under non-cancellable leases falling due as follows:

Amount
US$
Year ending December 31,
2008	1,187,722
2009	1,179,716
2010	1,138,658
2011	1,230,274
2012 and thereafter	1,456,697

Total	6,193,067

As of December 31, 2007, the Group had outstanding commitments with respect to non-cancelable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
Due within 1 year	129,848,087

Contingencies

On June 28, 2003, Henan Xinyuan was sued by Henan Jiantong Industrials Co., Ltd. (“Jiantong”), its former contractor. The lawsuit charged Henan Xinyuan with a total fine of US$102,287 for breach of contract. However, on August 9, 2003, Henan Xinyuan countercharged Jiantong with false allegation that impaired Henan Xinyuan’s reputation and appealed for the withdrawal of investment capital from Jiantong. Total amount of the investment capital to be withdrawn and reputation compensation sought is US$28,604. As of December 31, 2007, the final judgment from the court was still pending.

On March 14, 2006, Henan Xinyuan was sued by Henan Oriental Construction Company Co., Ltd., its former contractor, claiming payment of construction fees of US$225,940 and an amount of US$32,016 for breach of contract. As of December 31, 2007, the final judgment from the court was still pending.

The PRC subsidiaries have complied with the requirements of their local authority to accrue for retirement benefit contributions in respect of their employees (See Note 2 (s)). However payment of such accrued amount has not been sought by the regulatory bureau.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

As at December 31, 2007, the Group provided guarantees of US$209,624,730 (2006: US$62,372,820), in favor of their customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principals together with the accrued interest and penalty owed by the defaulted purchasers to the banks and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the dates of grant of the relevant mortgage loans and ends upon issuance of real estate ownership certificates which will generally be available within six to twelve months after the purchasers take possession of the relevant properties.

The fair value of the guarantees is not significant and the management considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore no provision has been made for the guarantees.

On September 16, 2004, Henan Xinyuan acquired an interest in a land site located in Zhengzhou City of Henan Province from Henan Park Property Co. Ltd. (“Park Property”) for a total purchase price of US$21,636,124. However, Park Property failed to transfer the land use right to Henan Xinyuan before the due date, December 5, 2004. On April 5, 2005, Henan Xinyuan sued Park Property for breach of the land transfer agreement. Pursuant to the final judgment of the court filed on December 12, 2005, Park Property was ordered to transfer the land use right to Henan Xinyuan. Park Property appealed the court decision. As of November 10, 2006, the court has turned down the appeal of Park Property and rendered its final verdict that Henan Xinyuan prevail. The court then enforced the legal transfer of the subject land to Henan Xinyuan, which received the official land certificate in February 2007. However, Henan Xinyuan may be required to settle the relocation and settlement costs of US$5,122,492 due to Park Property’s financial insolvency. No relocation and settlement cost has been paid.

Upon adoption of FIN 48 on January 1, 2007, we decreased deferred taxes payable by US$2,667,594 and increased unrecognized tax benefits by the same amount as FIN 48 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. We also recognized additional unrecognized tax benefits of US$9,257,179 in the year ended December 31, 2007. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes.

20. Concentration of risk

The Group’s operations are conducted in the PRC. Accordingly, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC economy.

The Group’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Group transacts part of its business in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China (“PBOC”) or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a 11.0% appreciation of the RMB against the US$ from July 21, 2005 to December 31, 2007.

Additionally, the value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

The Group’s real estate projects are concentrated in Henan province. Any negative events such as a slow down in the economy in Henan province might cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The risk in this respect is mitigated by the Group by expanding its operations outside of Henan province.

The Group sells to a wide range of customers. No single customer accounted for a significant percentage of the revenue for the years ended December 31, 2005, 2006 and 2007.

21. Condensed financial information of the Company

Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$86,560,263 as of December 31, 2007 (2006: US$78,730,297).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

Balance sheet

	Year ended December 31
	2006	2007
	US$	US$
ASSETS
Investments in subsidiaries	104,989,082	127,168,512

Current assets
Cash and cash equivalents	481,777	244,882,355
Other receivable	—	2,835,000
Due from a subsidiary	6,000	18,000,000

TOTAL ASSETS	105,476,859	392,885,867

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Due to a subsidiary	953,812	5,133
Other payable and accrued liabilities	35,631,000	2,981,612

Total liabilities	36,584,812	2,986,745

Shareholders’ equity
Preference shares, $0.0001 par value:
Authorized—50,000,000 shares
Issued and outstanding—30,805,400 shares	22,309,126	—

Shareholders’ equity
Common shares, $0.0001 par value:
Authorized—500,000,000 shares
Issued and outstanding—75,704,379 shares	7,570	14,840
Additional paid-in capital	17,264,455	490,360,637
Accumulated loss	29,310,896	(100,476,355)

Total shareholders’ equity	46,582,921	389,899,122

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	105,476,859	392,885,867

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

Statement of operations

	Year ended December 31
	2006	2007
	US$	US$
Selling and distribution expenses	—	(142,930)
General and administrative expenses	(72,440)	(2,759,705)

Operating loss	(72,440)	(2,902,635)
Equity in profit of subsidiaries, net	16,195,350	48,565,791

Income from operations before income taxes	16,122,910	45,663,156

Income taxes	—	—

Net income	16,122,910	45,663,156
Accretion of Series A convertible redeemable preference shares	(942,301)	(2,739,383)
Deemed dividend	—	(182,228,622)

Net income attributable to ordinary shareholders	15,180,609	(139,304,849)

Statement of cash flows

	Year ended December 31
	2006	2007
	US$	US$
Cash flows from operating activities:
Net income	16,122,910	45,663,156
Adjustment to reconcile net income to net cash provided by operating activities:
Equity in profit of subsidiaries, net	(16,195,350)	(48,565,791)
Changes in operating assets and liabilities:
Due from a subsidiary	(6,000)	(18,000,000)
Due to a subsidiary	953,812	5,133
Other payable and accrued liabilities	—	300,000
Compensation charge of IPO expense	—	(1,948,466)
Stock-based compensation expense	—	4,545,968

Net cash provided / (used) in operating activities	875,372	(18,000,000)

Cash flows from investing activities:
Investment in a subsidiary	(72,000,000)	—

Net cash used in investing activities	(72,000,000)	—

Cash flows from financing activities:
Net proceeds from IPO	71,606,405	262,882,355

Net cash provided by financing activities	71,606,405	262,882,355

Net increase in cash and cash equivalents	481,777	244,882,355
Cash and cash equivalents, at the beginning of the year	—	—

Cash and cash equivalents, at end of the period	481,777	244,882,355

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007 and

for the years ended December 31, 2005, 2006 and 2007

(All amounts stated in US$, except for number of shares data)

No income statement and cash flow statement are provided for the year ended Dec. 31, 2005, as the Company was not set up in 2005.

(a) Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus its equity interest in undistributed earnings of subsidiaries since inception. The Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented on the balance sheet as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in profit (loss) of subsidiary company” on the statements of operations.

The subsidiaries did not pay any dividends to the Company for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted.

(b) Related party balances

For the year ended December 31, 2007, the Company transferred an amount of US$18,000,000 to a subsidiary to finance its operation. The amount was non-interest bearing and had no fixed repayment date.

(c) Commitments

The Company does not have significant commitments or long-term obligations as of the period end presented.