Form 20-F
period 2008-12-31
Xinyuan Real Estate Co., Ltd.
filed 2009-06-26
CIK 1398453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2008.

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

27/F, China Central Place, Tower II 79 Jianguo Road, Chaoyang District Beijing 100025 People’s Republic of China
(Address of principal executive offices)

Tom Gurnee

Xinyuan Real Estate Co., Ltd

27F, China Central Place, Tower II,

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

Tel: (86-10) 8588-9390

Fax: (86-10) 8588-9300

Mob: (86) 136 0127 0907

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 151,017,040 common shares, par value US$0.0001 per share, as of December 31, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☒                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:`

U.S. GAAP  ☒

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

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•

“we,” “us,” “our company,” “our,” “the Group” or “Xinyuan” refers to Xinyuan Real Estate Co., Ltd., its predecessor entities and its subsidiaries and, in the context of describing our operations and consolidated financial data, also includes Xinyuan Real Estate, Ltd. and its subsidiaries;

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 and as of December 31, 2007 and 2008 and audited financial statements for Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (“Jiantou Xinyuan”) for the year ended December 31, 2008 and as of December 31, 2008.

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

We completed an initial public offering, or IPO, of 20,125,000 ADSs, each representing two common shares, in December 2007. On December 12, 2007, we listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “XIN.” The closing price of our ADSs on the NYSE as of June 25 2009 was $6.92 per ADS.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or negatives of such expressions. These forward-looking statements include, among others, statements about:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our expectations with respect to our ability to acquire adequate suitable land use rights for future development; and

•	our belief with respect to market opportunities in, and growth prospects of, Tier II cities in China.

•

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. However, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements. Among the important factors to consider in evaluating our forward-looking statements are:

•	our ability to continue to implement our business model successfully;

•	our ability to secure adequate financing for our project development;

•	our ability to successfully sell or complete our property projects under construction and planning;

•	our ability to enter into new geographic markets and expand our operations;

•	our ability to maintain strict cost control;

•	our ability to obtain permits and licenses to carry on our business;

•	competition from other real estate developers;

•	the growth of the real estate industry in China, particularly Tier II cities;

•	fluctuations in general economic and business conditions in China;

•	fluctuations in interest rates in China;

•	PRC laws, regulations and policies relating to real estate developers and the real estate industry in China; and

•	the marketing and sales ability of our of third party sales agencies.

You should read thoroughly this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance, including the risks outlined under “Item 3. Key Information – D. Risk Factors”. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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

Our Selected Consolidated Financial Data

The following selected consolidated statement of operations and other financial data for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, other than the earnings per ADS data, and the consolidated balance sheet data as of December 31, 2004, 2005, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements. Our audited consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP, and have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming on our audited consolidated financial statements for the three years ended December 31, 2006, 2007 and 2008 is included elsewhere in this annual report. Our consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Years Ended December 31,
	2004	2005	2006	2007	2008
	US$	US$	US$	US$	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statements of Operations Data(1)
Total revenues	35,632	61,942	142,367	309,725	356,632
Total costs of revenues	(26,376)	(42,632)	(108,196)	(208,135)	(356,981)
Selling and distribution expenses	(1,604)	(2,175)	(2,996)	(10,515)	(13,578)
General and administrative expenses	(1,004)	(1,696)	(3,626)	(17,077)	(32,343)
Operating income/loss	6,648	15,439	27,549	73,998	(46,270)
Net income before minority interest	3,943	9,548	16,120	45,663	(23,640)
Net income/loss	3,943	9,563	16,123	45,663	(23,640)
Accretion of Series A convertible redeemable Preference shares	—	—	(942)	(2,739)	—
Deemed dividend(2)	—	—	—	(182,229)	—
Net income (loss) attributable to ordinary shareholders(2)	3,943	9,563	15,181	(139,305)	(23,640)
Earnings (loss) per share
—Basic	0.07	0.16	0.21	(1.28)	(0.16)
—Diluted	0.07	0.16	0.21	(1.28)	(0.16)
Shares used in computation
—Basic	60,000,000	60,000,000	72,694,467	108,690,267	149,149,309
—Diluted	60,000,000	60,000,000	72,694,467	108,690,267	149,149,309
Earnings (loss) per ADS(3)
—Basic	0.14	0.32	0.42	(2.56)	(0.32)
—Diluted	0.14	0.32	0.42	(2.56)	(0.32)
Other Operating Data
Number of projects launched	2	2	3	6	3
Aggregate GFA delivered (m2)	107,455	161,717	370,105	513,878	519,100

The following table presents a summary of our consolidated balance sheet data as of December 31, 2004, 2005, 2006, 2007 and 2008:

	As of December 31,
	2004	2005	2006	2007	2008
	US$	US$	US$	US$	US$
	(in thousands)
Consolidated Balance Sheet Data(1)
Cash and cash equivalents	5,249	14,929	34,914	309,315	135,659
Restricted cash	11,399	5,385	32,011	48,267	57,951
Real estate property under development(4)	47,403	64,857	106,804	388,881	623,203
Total current assets	65,121	90,357	174,426	770,347	778,013
Total assets	83,004	108,702	204,956	807,195	936,166
Total current liabilities	72,855	82,228	118,840	154,374	322,351
Long-term bank loans	3,141	7,435	12,806	137,858	105,007
Minority interest	22	—	—	—	—
Preference shares	—	—	22,309	—	—
Capital stock	—	—	7,570	14,840	15,102
Total shareholders’ equity	6,896	17,000	46,583	389,899	400,255

(1)	Our financial information is first prepared in RMB and then translated into U.S. dollars , for assets and liabilities, the year-end exchange rate, and for revenues and expenses, the yearly average exchange rate. The rate used and set forth in the table below. Capital accounts are translated at their historical exchange rates when the transactions occurred.

(2)	On November 13, 2007, the holders of the Series A convertible redeemable preference shares, or Series A preference shares, agreed to waive the contingent conversion option. The modification was deemed to be substantive and was treated for accounting purpose as an extinguishment of the Series A preference shares. In connection with this, we recognized a dividend of approximately US$182.2 million to the Series A preference shareholders, representing the difference between the fair value of the convertible preference shares immediately after the modification and the carrying value of the preference shares immediately prior to the modification. This deemed dividend did not affect our net income or cash flows. However, it reduced the net income attributable to ordinary shareholders and retained earnings for the year ended December 31, 2007 by the amount of the dividend.

(3)	Earnings per ADS are calculated based on each ADS representing two common shares.

(4)	Includes real estate property under development recorded under current assets and non-current assets.

	As of and for the Year Ended December 31,
	2004	2005	2006	2007	2008
Period-end US$: RMB exchange rate	8.2765	8.0702	7.8087	7.3046	6.8346
Period average US$: RMB exchange rate	8.2766	8.1734	7.9721	7.6079	6.9480

As of June 25, 2009, the RMB: US$ exchange rate was 6.8359

Exchange Rate Information

Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. The financial statements of our PRC subsidiaries are translated into U.S. dollars, using published exchange rates in China, based on (i) year-end exchange rates for assets and liabilities and (ii) average yearly exchange rates for revenues and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB at any particular rate, including the rate stated below.

The RMB is not freely convertible into foreign currency. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of the RMB into foreign exchange and through restrictions on foreign trade. Since January 1, 1994, the People’s Bank of China, or the PBOC, has set and published daily a base exchange rate with reference primarily to the supply and demand of RMB against the U.S. dollar in the market during the prior day. On July 21, 2005, the PBOC announced a reform of its exchange rate system and revalued the RMB to RMB8.11 to US$1.00. Under the reform, the RMB is no longer effectively linked to the U.S. dollar but instead is allowed to fluctuate within a narrow and managed band against a basket of foreign currencies, according to market demand and supply conditions. The PBOC announces the RMB closing price each day and that rate serves as the mid-point of the next day’s trading band.

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

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB Per US$1.00)
2004	8.2765	8.2768	8.2764	8.2774
2005	8.0702	8.1826	8.0702	8.2765
2006	7.8041	7.9597	7.8041	8.0702
2007	7.2946	7.6058	7.2946	7.8127
2008	6.8225	6.9221	6.8225	7.2946
2009
January	6.8367	6.8373	6.8247	6.8465
February	6.8356	6.8344	6.8246	6.8493
March	6.8341	6.8358	6.8235	6.8455
April	6.8190	6.8320	6.8190	6.8387
May	6.8280	6.8236	6.8164	6.8293
June (through June 25)	6.8359	6.8337	6.8249	6.8392

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

Our business is sensitive to the current global economic crisis. A severe or prolonged downturn in the global economy could materially and adversely affect our revenues and results of operations.

Recent global market and economic conditions have been unprecedented and challenging with tight credit conditions and recession in most major economies continuing into 2009. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for economic growth around the world. The grim economic outlook has negatively affected business and consumer confidence and contributed to volatility of unprecedented levels.

The PRC economy also faces challenges in the short to medium term. The stimulus plans and other measures implemented by the PRC government may not work effectively or quickly enough to avert a severe downturn in economic activity. Continued turbulence in the international markets and prolonged declines in consumer spending, as well as any slowdown of economic growth in China, may adversely affect our liquidity and financial condition.

If we are unable to successfully manage our expansion into other Tier II cities, we will not be able to execute our business plan.

Historically, our business and operations have been concentrated in Zhengzhou. Since 2006, we have been expanding our residential property development operations into other Tier II cities, comprising of Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, and Suzhou and Kunshan in Jiangsu Province. We plan to expand into other Tier II cities as suitable opportunities arise. The development of real estate projects outside Zhengzhou will impose significant demands on our management and other operational resources. Moreover, we will face additional competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of these Tier II cities has its own market conditions, customer requirements and local regulations related to the real estate industry. If we are unable to successfully develop and sell projects outside Zhengzhou, our future growth may be limited and we may not generate adequate returns to cover our investments in these Tier II cities. In addition, as we expand our operations to Tier II cities with higher land prices, our costs may increase, which may lead to a decrease in our profit margin. We also bear risks related to decrease in land value, as made apparent by our recognition of impairment on the Sozhou International City Garden project in quarter four of 2008.

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

In addition, the PBOC has increased the reserve requirement ratio for commercial banks several times since July 5, 2006, raising it from 7.5% as of that date to 17.5%, as of June 25, 2008. Since late 2008, in the wake of the global financial and economic crisis, the reserve requirement ratio has been decreased several times by the PBOC. In the event that the reserve requirement ratio is increased, the amount of commercial bank credit available to businesses in China, including us, will be reduced accordingly.

The PRC government may introduce other measures that limit our access to additional capital. On July 10, 2007, the State Administration of Foreign Exchange, or the SAFE, issued a circular restricting a foreign invested property developer’s ability to raise capital through foreign debt, if such developer is established after June 1, 2007 or increases its registered capital after June 1, 2007. We cannot assure you that we will be able to obtain sufficient funding to finance intended purchases of land use rights, develop future projects or meet other capital needs as and when required at a commercially reasonable cost or at all. Failure to obtain adequate funding at a commercially reasonable cost may limit our ability to commence new projects or to continue the development of existing projects or may increase our borrowing costs.

We may be required to record impairment charges in the future.

If the projected profitability of a given project deteriorates due to a decline in the pace of unit sales, a decline in selling prices, or some other factor, such project is reviewed for possible impairment by comparing the estimated future undiscounted cash flows for the project to its carrying value. If the estimated future undiscounted cash flows are less than the asset’s carrying value, the asset is written down to its estimated fair value. In the fourth quarter of 2008, Suzhou International City Garden was identified as an unprofitable project subject to recognition of impairment. On a quarterly basis we are required to conduct impairment tests on every project. If business conditions deteriorate there is a potential risk that more impairment charges will be recorded.

We may be unable to acquire desired development sites at commercially reasonable costs.

Our revenue depends on the completion and sale of our projects, which in turn depends on our ability to acquire development sites. Our land use rights costs are a major component of our cost of real estate sales and increases in such costs could diminish our gross margin. In China, the PRC government controls the supply of land and regulates land sales and transfers in the secondary market. As a result, the policies of the PRC government, including those related to land supply and urban planning, affect our ability to acquire, and our costs of acquiring, land use rights for our projects. In recent years, the government has introduced various measures attempting to moderate investment in the property market in China. Although we believe that these measures are generally targeted at the luxury property market and speculative purchases of land and properties, we cannot assure you that the PRC government will not introduce other measures in the future that adversely affect our ability to obtain land for development. We currently acquire our development sites primarily by bidding for government land. Under current regulations, land use rights acquired from government authorities for commercial and residential development purposes must be purchased through a public tender, auction or listing-for-sale. Competition in these bidding processes has resulted in higher land use rights costs for us. Land use rights costs as a percentage of our cost of revenue have increased from 23.8% in 2005 to 47.1% in 2007. For the year ended December 31, 2008, land use rights costs as a percentage of our cost of revenue was 44.9%. In addition, we may not successfully obtain desired development sites due to the increasingly intense competition in the bidding processes. We may also need to acquire land use rights through acquisition, which could increase our costs. Moreover, the supply of potential development sites in any given city will diminish over time and we may find it increasingly difficult to identify and acquire attractive development sites at commercially reasonable costs in the future.

Our current debt indentures contain certain financial and operating covenants that restrict our ability to pay dividends, raise further debt and take other corporate actions.

In April 2007, we issued US$75 million of floating rate notes and US$25 million of convertible notes and entered into related indentures. These indentures contain a number of significant restrictive covenants. These covenants restrict, among other things, our ability and the ability of our subsidiaries to incur additional debt or guarantees, make restricted payments, pay dividends or distributions on our or our subsidiaries’ capital stock, repurchase our or our subsidiaries’ capital stock, pay subordinated indebtedness, make or repay inter-company loans or advances or sell or transfer property or assets, sell our subsidiaries’ capital stock, enter into non-ordinary course business transactions, sell assets, make investments, merge or consolidate with another company, and engage in any business other than related businesses.

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

We pre-sell properties before actual completion and, in accordance with industry practice, our customers’ mortgage banks require us to guarantee our customers’ mortgage loans. Typically, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total mortgage loan amount until the completion of the registration of the mortgage with the relevant mortgage registration authorities, which generally occurs within six to 12 months after the purchasers take possession of the relevant properties. In line with what we believe to be industry practice, we rely on the credit evaluation conducted by mortgagee banks and do not conduct our own independent credit checks on our customers. The mortgagee banks typically require us to maintain, as restricted cash, 3% to 10% of the mortgage proceeds paid to us as security for our obligations under such guarantees. The guarantees granted to the bank providing mortgages for our customers do not constitute continuing involvement by the Group [TAL Note: “the Group” has been defined on page 1.] under Statement of Financial Accounting Standards or SFAS, No.66 due to the large down payments (minimum of 20%) received from all customers in accordance with PRC laws. If a purchaser defaults on its payment obligations during the term of our guarantee, the mortgagee bank may deduct the delinquent mortgage payment from the security deposit. If the delinquent mortgage payments exceed the security deposit, the banks may require us to pay the excess amount. If multiple purchasers default on their payment obligations at around the same time, we will be required to make significant payments to the banks to satisfy our guarantee obligations. Factors such as a significant decrease in housing prices, increase in interest rates or the occurrence of natural catastrophes, among others, could result in a purchaser defaulting on its mortgage payment obligations. If we are unable to resell the properties underlying defaulted mortgages on a timely basis or at prices higher than the amounts of our guarantees and related expenses, we will suffer financial losses. For the seven years ended December 31, 2008, we experienced certain defaults on mortgage loans by our customers in an aggregate principal amount of RMB 2.2 million (US$281,587).

As of December 31, 2006, 2007 and 2008, our outstanding guarantees in respect of our customers’ mortgage loans amounted to US$62.4 million, US$209.6 million, and US$384.0 million, respectively. If substantial defaults by our customers occur and we are called upon to honor our guarantees, our financial condition and results of operations will be materially adversely affected.

Our level of indebtedness could have an adverse effect on our financial condition, diminish our ability to raise additional capital to fund our operations and limit our ability to explore business opportunities.

As of December 31, 2008, the outstanding balance of our total indebtedness amounted to US$369.6 million. Our level of indebtedness could have an adverse effect on us. For example, it could:

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

The rate of interest payable on our floating rate notes varies according to the six-month LIBOR. In addition, the rates of our long-term bank loans are adjustable based on the range of 95% to 135% of the PBOC benchmark rate. As of December 31, 2008, the principal amount of our aggregate outstanding variable rate debt was US$180.0 million. A hypothetical 1% increase in annual interest rates would increase our interest expenses by US$1.8 million based on our debt level at December 31, 2008.

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

Under PRC laws and regulations and our pre-sale contracts, we are required to compensate purchasers for late delivery or failure to complete our pre-sold units. For the seven years ended December 31, 2008, we paid an aggregate amount of RMB 1.4 million (US$166,710) of compensation to our customers due to late delivery. If the delay extends beyond the contractually specified period, the purchasers may become entitled to terminate the pre-sale contracts and claim damages. Proceeds from pre-sale of our properties are an important source of financing for our property developments. Under PRC laws, we are not permitted to commence pre-sales until we have completed certain stages of the construction process for a project. Consequently, a significant delay in the construction of a project could restrict our ability to pre-sell our properties, which could extend the recovery period for our capital outlay. This, in turn, could have an adverse effect on our cash flow, business and financial position.

In May 2008, a major earthquake and aftershocks struck Sichuan province in southwestern China. The epicenter was approximately 80 kilometers from Chengdu, where we have two development projects. Although these projects did not suffer physical damage from the earthquake, we did experience a disruption of sales activities for approximately three months. Even though construction resumed in late May 2008, we may experience a slowdown in construction schedules and delay in pre-sale activities with respect to these projects. Furthermore, if there is a limitation in the general availability of labor and materials in China that we require to complete the construction of our projects because they are also required for the redevelopment of property damaged or destroyed by the earthquake, we may experience further delays in the construction of our projects in Chengdu, and other cities in China. Market uncertainties resulting from the earthquake, further aftershocks in Sichuan, or a significant earthquake in any of the cities in which we have projects could severely disrupt our construction schedules, delay our pre-sale activities, and thus have a material adverse effect on our cash flow, business and financial condition, results of operations and prospects.

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

The PRC Corporate Income Tax Law, or the CIT Law, and the Implementation for the CIT Law issued by the PRC State Council, became effective as of January 1, 2008. The CIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the Implementation for the CIT Law. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our PRC subsidiaries. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the CIT Law. If we are required under the CIT Law to pay income tax for any dividends we receive from our PRC subsidiaries, it will materially and adversely affect the amount of dividends received by us from our PRC subsidiaries.

We may be deemed a PRC resident enterprise under the CIT Law and be subject to the PRC taxation on our worldwide income.

The CIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for the CIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Under the Notice on the Issues Regarding Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria, which was retroactively effective as of January 1, 2008, an overseas incorporated domestically controlled enterprise will be recognized as a PRC resident enterprise if it satisfies certain conditions. However, it is still unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new CIT Law to a PRC resident recipient.

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

The Zhengzhou city local tax authority did not impose the LAT on real estate companies until September 2004. Since September 2004, it has levied the LAT at the rates of 0.8% or 1% against total cash receipts from our sales of our residential properties and certain retail premises located in our developments, respectively, rather than according to the progressive rates. Accordingly we recognized LAT in prior years as an expense based on the rate of 0.8% or 1%, as applicable, of cash receipts imposed by the local tax authority. On December 28, 2006, the State Administration of Taxation issued the Notice on Administration of the Settlement of Land Appreciation Tax of Property Development Enterprises, or the LAT Notice, which became effective on February 1, 2007. The LAT Notice sets forth, among other things, methods of calculating LAT and a time frame for settlement of LAT. On May 12, 2009, the State Administration of Taxation issued the Provisions on Administration of the Settlement of Land Appreciation Tax, which became effective on June 1, 2009. It stipulated in detail the procedures for settlement of LAT and methods of calculating LAT. We have accrued all LAT payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws, less amounts previously paid under the levy method applied by relevant local tax authorities. However, provisioning for LAT requires our management to use a significant amount of judgment with respect to, among other things, the anticipated total proceeds to be derived from the sale of the entire phase of the project or the entire project, the total appreciation of land value and the various deductible items. If the LAT provisions we have made are substantially lower than the actual LAT amounts assessed by the tax authorities in the future, our results of operations and cash flows will be materially and adversely affected.

We rely on our key management members.

We depend on the services provided by key management members. Competition for management talent is intense in the property development sector. In particular, we are highly dependent on Mr. Yong Zhang, our founder, Chairman and Chief Executive Officer, Ms. Yuyan Yang, our co-founder and Mr. Tom Gurnee, our Chief Financial Officer. We do not maintain key employee insurance. In the event that we lose the services of any key management member, we may be unable to identify and recruit suitable successors in a timely manner or at all, which will adversely affect our business and operations. In 2008 particularly, we experienced high turnover at the COO, CAO, CFO and subsidiary general manager positions. Moreover, we may need to employ and retain more management personnel to support an expansion into other Tier II cities on a much larger geographical scale. If we cannot attract and retain suitable human resources, especially at the management level, our business and future growth will be adversely affected.

Grants of employee share options and other share-based compensation could adversely affect our net income.

In August 2007, we adopted an equity incentive plan for our directors, management, employees, consultants and employees of our equity investee under which we granted share options awards for the purchase of up to 6,802,495 common shares. In November 2007, we adopted a long term incentive plan for our directors, management, key employees and employees of our equity investee, under which we are authorized to grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10 million common shares. As a result of the grant of options and awards under these plans, we have incurred share-based compensation expenses and expect to do so in future periods. We may adopt additional equity incentive plans in the future. We have adopted SFAS No. 123(R) Share-Based Compensation, which requires us to account for compensation costs for all stock-based awards using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with U.S. GAAP, which may reduce our net income.

Increases in the price of raw materials may increase our cost of sales and reduce our earnings.

Our third-party contractors are responsible for procuring almost all of the raw materials used in our project developments. Our construction contracts typically provide for fixed or capped payments, but the payments are subject to changes in government-suggested steel prices. The increase in steel prices could result in an increase in our construction cost. In 2008, for instance, the average price of steel increased approximately 28% from January to August, and then dropped 36% from August to December. However, in the event that the price of any raw materials, including cement, concrete blocks and bricks increases in the future, such increase could be passed on to us by our contractors, and our construction costs would increase accordingly. Any input cost increase could reduce our earnings to the extent we are unable to pass these increased costs to our customers.

If we do not maintain good relationships with our joint venture partners, our results of operations may be adversely affected.

One of our project companies, Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., “Jiantou Xinyuan”, is a joint venture established under PRC law. We hold a 45% equity interest in Jiantou Xinyuan, with 50% held by Zhengzhou General Construction Investment Company and the remaining 5% held by Zhengzhou Jiantou Project Consulting Co., Ltd. As of the December 31, 2008, International City Garden Phase I project has been completed, City Mansion, International Plaza, International City Garden Phase II, and Yipin Xiangshan Phase I projects are under construction, and Yipin Xiangshan Phase II is under planning. All projects are located in Zhengzhou. These six projects have an aggregate GFA of 760,102 square meters. We hold only a minority interest in Jiantou Xinyuan and do not have full control over its operations. We may not be able to control the quality of products produced by Jiantou Xinyuan. Under the joint venture contract, we and other shareholders agree to share the profits according to our respective equity interests in Jiantou Xinyuan, but we require the consent of our joint venture partners before we can cause the joint ventures to distribute profits to the shareholders, including us. Furthermore, our joint venture partners and the joint venture themselves may hold different views or have different interests from ours, and therefore may compete in the same market with us, in which case our interest and future development may be materially adversely affected.

If we do not maintain good relationships with our institutional shareholders, our business and operations may be adversely affected.

Our institutional shareholders, Blue Ridge China Partners, L.P., or Blue Ridge China, and EI Fund II China, LLC, or Equity International, have substantial ownership of our shares. As of December 31, 2008, Blue Ridge China owned 18.48% of our outstanding share capital and Equity International owned 12.32% of our outstanding share capital. Each of Blue Ridge China and Equity International has appointed one director to our board. With this substantial ownership, our institutional shareholders may be able to successfully oppose certain shareholder actions even if they are supported by our principals, Mr. Yong Zhang and his spouse, Ms. Yuyan Yang, who beneficially owned 40.75% of our outstanding share capital, including actions related to mergers and consolidations and other significant corporate actions which would be important to our ability to conduct business. Since our IPO in December 2007, Blue Ridge China and Equity International no longer have any rights to appoint directors to our board, however, the two directors designated by them (Yue (Justin) Tang and Christopher J. Fiegen) are and will continue to be directors of our company until their resignation or removal. The two directors have memberships on various committees established under our board of directors, including our compensation committee and corporate governance and nominating committee. In the event we do not maintain good relationships with our institutional shareholders, one or both of these two directors may decide to resign from their memberships, in which case we would have vacancies on our board of directors and certain committees. If we were not able to fill these vacancies in a timely manner, it may impact the operations of our company and our corporate governance procedures. If we do not maintain a good relationship with either Blue Ridge China or Equity International, certain actions taken by our other shareholders may be successfully opposed, our corporate governance procedures may be weakened and our business operations may be adversely affected.

We are a holding company that depends on dividend payments from our subsidiaries for funding.

We are a holding company established in the Cayman Islands and operate all of our business and operations through our subsidiaries in China. Therefore, our ability to pay dividends to our shareholders and to service our indebtedness depends upon dividends that we receive from our subsidiaries in China. If our subsidiaries incur indebtedness or losses, such indebtedness or loss may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness will be restricted. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reaches 50.0% of its respective registered capital. As of December 31, 2008, our statutory reserves amounted to US$13.2 million, and our accumulated deficit amounted to US$148.4 million. Our statutory reserves are not distributable as cash dividends. The indentures for our floating rate notes and convertible notes contain restrictions on our subsidiaries’ ability to pay dividends. In addition, restrictive covenants in bank credit facilities, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to make contributions to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Any unauthorized use of our brand or trademark may adversely affect our business.

We own trademarks for “ ” in the form of Chinese characters and our company logo. We rely on the PRC intellectual property and anti-unfair competition laws and contractual restrictions to protect brand name and trademarks. We believe our brand, trademarks and other intellectual property rights are important to our success. Any unauthorized use of our brand, trademarks and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States or the Cayman Islands, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, our reputation may be harmed and our business may be adversely affected.

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

We may fail to obtain, or may experience material delays in obtaining, necessary government approvals for any major property development, which will adversely affect our business.

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

We have obtained completion acceptance certificates for all of our completed properties as of December 31, 2008. However, we cannot be certain that local government authorities will not find the total constructed GFA upon completion of our existing projects under development or any future property developments to exceed the relevant authorized GFA. Any such non-compliance could lead to additional payments or penalty, which would adversely affect our financial condition. We have not incurred any such payments or penalties since the founding of the company.

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

Historically, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We have been improving our internal controls over financial reporting. For example, during 2007 and 2008, we identified a material weakness in our internal control over financial reporting related to lack of sufficient qualified financial reporting and accounting personnel to fulfill U.S. GAAP closing and reporting requirements. In 2008, we experienced high turnover of senior level finance and accounting staff members, including the Chief Financial Officer. Based on the identified control risk, we plan to take measures to reduce staff turnover in the accounting and finance department and provide additional training and cross-training to our existing personnel, including areas of new and emerging accounting standards and tax. If necessary, we will continue to hire qualified professionals or consultants with relevant experience to support our finance and accounting department. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

Risk Relating to the Residential Property Industry in China

Most of the restrictive measures implemented by the PRC government on the property development industry still remain in force and further restrictive measures may be adopted in the future.

Along with the economic growth in China, investments in the property sectors have increased significantly in the past few years. In response to concerns over the scale of the increase in property investments, the PRC government has implemented measures and introduced policies to curtail property development and maintain the healthy development of the property sector in China. Although the PRC government has adopted a number of measures to increase investment since the third quarter of 2008 in response to the ongoing financial crisis, most of the restrictive regulations and measures previously implemented remain in force. We believe the following regulations and policies, among others, significantly affect the property industry in China.

In July 2006, the Ministry of Housing and Urban-Rural Development, or the MOHURD (formerly known as the Ministry of Construction), the National Development and Reform Commission, or the NDRC, the PBOC, the State Administration for Industry and Commerce, or the SAIC, and the SAFE issued Opinions on Regulating the Entry and Administration of Foreign Investment in Real Property Market, which impose significant requirements on foreign investment in the PRC real estate sector. For instance, these opinions set forth requirements of registered capital of a foreign invested real estate enterprise as well as thresholds for a foreign invested real estate enterprise to borrow domestic or overseas loans. In addition, since June 2007, a foreign invested real estate enterprise approved by local authorities is required to file such approvals with the Ministry of Commerce, or the MOFCOM. As of July 1, 2008, the MOFCOM delegated its provincial branches to review the filing records in relation to foreign invested real estate enterprise’s establishment, capital increase, equity transfer, merger and acquisition, etc. Although this may accelerate the filing process, it does not eliminate the uncertainties surrounding filing as the material requirements for the filing process remain unchanged. We cannot assure you that any foreign invested real estate enterprise that we establish, or whose registered capital we increase after June 2007, will be able to complete the filing with the MOFCOM or its provincial branches.

On October 31, 2007, the MOFCOM and the NDRC jointly issued the Catalogue of Industries for Guiding Foreign Investment, which took effect on December 1, 2007, restricting the construction and operation of high-end residential and commercial properties by Sino-foreign and other foreign investment entities. In addition, the development and construction of ordinary residential properties was removed from the “encouraged” category of investment, but continue to be a permitted type of investment.

The PRC government’s restrictive regulations and measures could increase our operating costs in adapting to these regulations and measures, limit our access to capital resources or even restrict our business operations. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures, which could further adversely affect our business and prospects.

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

Substantially all purchasers of our residential properties rely on mortgages to fund their purchases. An increase in interest rates may significantly increase the cost of mortgage financing, thus affecting the affordability of residential properties. In order to promote the healthy development of Chinese property market during the global financial and economic crisis experienced in the latter half of 2008, the PBOC issued the Circular on Further Decreasing the Loan Interest Rate for Non-Welfare Residential Property and Other Relevant Issues, or Circular 302, on October 22, 2008. This Circular provides that, as of October 27, 2008, the lowest applicable loan interest rate for non-welfare residential property is reduced to 70% of the benchmark interest rate and the lowest applicable down payment ratio is reduced to 20% of the total purchase price. Financial institutions must determine the applicable loan interest rate and down-payment ratio for non-welfare residential property according to the following factors: (i) whether the borrower is purchasing a property for the first time; (ii) whether the borrower is purchasing the property for his own use; (iii) whether the property purchased is an ordinary residential property; and (iv) risk factors including the borrower’s credit records and payment ability. However, some commercial banks have imposed certain restrictive conditions in their detailed measures implementing Circular 302, including the requirement that only borrowers who meet the restrictive conditions stated in the measures are entitled to receive the preferential interest rate. In addition, mortgagee banks may not lend to any individual borrower if the monthly repayment of the anticipated mortgage loan would exceed 50% of the individual borrower’s monthly income or if the total debt service of the individual borrower would exceed 55% of such individual’s monthly income. If the availability or attractiveness of mortgage financing is reduced or limited, many of our prospective customers may not be able to purchase our properties and, as a result, our business, liquidity and results of operations could be adversely affected.

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

We currently receive all of our revenues in RMB. The PRC government regulates the conversion between RMB and foreign currencies. Over the years, the PRC government has significantly reduced its control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debt. However, foreign exchange transactions by our PRC subsidiaries under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. There can be no assurance that these PRC laws and regulations on foreign investment will not cast uncertainties on our financing and operating plans in China. Under current foreign exchange regulations in China, subject to the relevant registration at the SAFE, we will be able to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, there can be no assurance that the current PRC foreign exchange policies regarding debt service and payment of dividends in foreign currencies will continue in the future. Changes in PRC foreign exchange policies might have a negative impact on our ability to service our foreign currency-denominated indebtedness and to distribute dividends to our shareholders in foreign currencies.

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

Certain areas of China, including the Tier II cities where we operate, are susceptible to epidemics such as Severe Acute Respiratory Syndrome, or SARS, avian or swine influenza. A recurrence of SARS, avian or swine influenza or any epidemic in these cities or other areas of China could result in material disruptions to our property developments, which in turn could materially and adversely affect our financial condition and results of operations.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise adversely affect us.

The SAFE issued a public notice in October 2005, requiring PRC residents to register with the local SAFE branch before establishing or acquiring the control of any company outside of China for the purpose of financing that offshore company with assets or equity interest in a PRC company. PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to conduct the overseas investment registration with the local SAFE branch before March 31, 2006, and once the special purpose vehicle has a major capital change event (including overseas equity or convertible bonds financing), the residents must conduct a registration relating to the change within 30 days of occurrence of the event. On May 29, 2007, the SAFE issued an additional notice, clarifying some outstanding issues and providing standard operating procedures for implementing the prior notice. According to the new notice, the SAFE sets up seven schedules that track registration requirements for offshore fundraising and roundtrip investments. We have already urged our shareholders who are PRC residents to make the necessary applications and filings as required under these notices and other related rules. However, as a result of uncertainty concerning the reconciliation of these notices with other approval or registration requirements, it remains unclear how these notices, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by these notices or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

We may face PRC regulatory risks relating to our equity incentive plan and long term incentive plan.

On March 28, 2007, the SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company , or the Stock Option Rules. Under the Stock Option Rules, PRC residents who are granted stock options and other types of stock-based awards by an overseas publicly-listed company are required, through an agent of the overseas publicly-listed company, generally its PRC subsidiary or a financial institution, to obtain approval from the local SAFE branch. As a company listed on a stock exchange in the United States, we and our PRC directors, management, employees, consultants and employees of our equity investee who have been granted share options and other awards under our equity incentive plan and our long term incentive plan are subject to the Stock Option Rules. We filed our 2007 equity incentive plan and 2007 long term incentive plan with the local SAFE branch in December 2007. In addition, we are required to apply for the quota for purchasing foreign exchange with the local SAFE branch in respect of any cash exercise of options pursuant to the 2007 equity incentive plan and 2007 long term incentive plan and to continue to file the updated equity incentive plan and long term incentive plan with the local SAFE branch on a regular basis. If we, or any of these persons, fail to comply with the relevant rules or requirements, we may be subject to penalties, and may become subject to more stringent review and approval processes with respect to our foreign exchange activities, such as our PRC subsidiaries’ dividend payment to us or borrowing foreign currency loans, all of which may adversely affect our business and financial condition.

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

Our IPO in December 2007 resulted in a dilution to purchasers at the offering of US$9.35 per ADS. You may experience further dilution with respect to your ADSs upon our issuance of common shares in connection with the exercise of outstanding options, warrants and further options we may grant from time to time, as well as with the conversion of our outstanding convertible notes.

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

Sales of our ADSs or common shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2008, we had 151,017,040 common shares outstanding, including 40,250,000 common shares represented by 20,125,000 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining common shares outstanding are available for sale, subject any volume and other restrictions as applicable under Rule 144 under the Securities Act. To the extent that common shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our common shares have the right to cause us to register the resale of a certain number of shares under the Securities Act. We anticipate registering some or all of those shares for resale on a Form F-3 registration statement in the near future. We have registered under the Securities Act the sale of all common shares that are issuable upon exercise of stock options or other awards under our equity incentive plans. As a result, shares are freely tradable without restriction under the Securities Act, subject to any applicable lock-up agreements. Sales of those registered shares in the public market could cause the price of our ADSs to decline.

The interests of our major shareholders may not be aligned with the interests of our other shareholders.

As of December 31, 2008, Mr. Yong Zhang, Chairman of our board of directors and Chief Executive Officer, together with his spouse, Ms. Yuyan Yang, also a board member and Vice President, beneficially owned 40.75% of our outstanding share capital. Accordingly, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, our institutional shareholders, Blue Ridge China and Equity International, also have substantial ownership of our shares. As of December 31, 2008, Blue Ridge China owned 18.48% of our outstanding share capital and Equity International owned 12.32% of our outstanding share capital. This concentration of ownership by our major shareholders may result in actions being taken even if opposed by our other shareholders. In addition, it may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2007 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

The Companies (Amendment) Law, 2009 became effective on 11 May 2009 and introduced a new mechanism into the Companies Law for mergers and acquisitions where the merged company or consolidated company will continue to be a Cayman Islands entity. Under this mechanism, dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands courts) if they follow the required procedures, subject to certain exceptions. However, these rights have never been tested before the Cayman Islands court and as a result, they may not be comparable to the appraisal rights that would ordinarily be available to dissenting shareholders of a U.S. company.

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

We conduct substantially all of our operations in China and all of our assets are located in China. In addition, except for two directors, our directors and senior executive officers reside within China. As a result, it may not be possible to affect service of process within the United States or elsewhere outside China upon our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Our articles of association may contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our common shares and ADSs.

In December 2007, we adopted our amended and restated articles of association that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and their qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our common shares and ADSs may be materially and adversely affected. As a result, the price of our ADSs may fall.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

We do not expect to be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2009. However, the determination of our PFIC status is dependent upon the composition of our income and assets and, in addition, we must make a separate determination at the close of each taxable year as to whether we are a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2009, or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets will be determined based on the market price of our ADSs and common shares, which are likely to fluctuate. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

We are a Cayman Islands holding company and conduct substantially all of our business through our operating subsidiaries in China. We were founded by Yong Zhang, our Chairman and Chief Executive Officer, and commenced operations in 1997 in Zhengzhou, the provincial capital of Henan Province. Since 2006, we have expanded into certain Tier II cities in China which we strategically selected based on a set of criteria. Our selection criteria includes population and urbanization growth rate, general economic condition and growth rate, disposable income and purchasing power of resident consumers, anticipated demand for private residential properties, availability of future land supply and land prices and governmental urban planning and development policies. We have established operations in six Tier II cities in China, comprised of Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Suzhou and Kunshan in Jiangsu Province and Zhengzhou in Henan Province.

In order to facilitate foreign investment in our company, we established Xinyuan Real Estate, Ltd., or Xinyuan Ltd., a Cayman Islands company, in February 2006. Xinyuan Ltd. owns 100% of Xinyuan China, which has 14 wholly-owned subsidiaries in China and holds a 45% minority interest in Jiantou Xinyuan.

In April 2007, we completed a restructuring under which we established our current corporate structure by completing a share exchange whereby the existing shareholders of Xinyuan Ltd. exchanged their respective shares for an equivalent number of our shares of the same class.

In connection with the restructuring and in exchange for Series A preference shares, common shares and certain warrants of Xinyuan Ltd., we issued 30,805,400 Series A preference shares, 15,704,379 common shares and warrants to Blue Ridge China and Equity International. We also issued warrants to Burnham Securities Inc. and Joel B. Gardner, or Burnham warrants, exercisable for a total of 1,853,172 common shares, in exchange for certain warrants issued in connection with their financial advisory and investment banking services rendered. Immediately following the restructuring, we issued in April 2007 US$75 million principal amount of units, each unit comprising US$100,000 principal amount of secured senior floating rate notes due 2010, or the floating rate notes, and one warrant to subscribe for our common shares. We also issued US$25 million principal amount of convertible subordinated notes due 2012, or convertible notes. The convertible notes are convertible into common shares at the rate of 38,388 common shares per US$100,000 principal amount of convertible notes, or a total of 9,597,120 common shares.

In December 2007, we completed the IPO of 20,125,000 ADSs, each representing two common shares, and listed our ADSs on the NYSE. Upon the IPO, all of our Series A preference shares automatically converted on a one-for-one basis into common shares, and warrants issued to Blue Ridge China and Equity International expired unexercised. The holders of Burnham warrants exercised all of their warrants on a net exercise basis prior to the completion of the IPO which resulted in the issuance to them of 1,638,323 common shares.

Following the IPO, in connection with the expansion of our company and for certain tax reasons, we established three wholly-owned subsidiaries under the laws of Hong Kong and four wholly-owned subsidiaries under the laws of the PRC. Since then, we have liquidated three wholly-owned PRC subsidiaries. For a description of our organizational structure, see “Item 4. Information on the Company—C. Organizational Structure.”

Our registered address is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our principal executive offices are located at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China. Our telephone number at this address is (86) 10 8588-9200 and our fax number is (86) 10 8588-9300.

For a discussion of our capital expenditures for the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Operating Results – Capital Expenditures.”

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

We are a residential real estate developer that focuses on Tier II cities in China. Our standardized and scalable model emphasizes rapid asset turnover, efficient capital management and strict cost control.

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

We have expanded our business and operations significantly during the past three years. The number of projects we had under construction increased from four projects with a total GFA of 535,733 square meters as of December 31, 2005 to ten projects with a total GFA of 1,969,420 square meters as of December 31, 2008. We have two additional projects with a total GFA of 483,522 square meters under planning as of December 31, 2008. As of December 31, 2008, we have completed fourteen projects with a total GFA of approximately 1,001,060 square meters and comprising a total of 9,430 units, more than 99.6% of which have been sold. For each of the four years ended December 31, 2005, 2006, 2007 and 2008, our revenues were US$61.9 million, US$142.4 million, US$309.7 million, and US$ 356.6 million, respectively, representing a compound annual growth rate, or CAGR, of 79.3%. Our net income/(loss) for each of those four years was US$9.6 million, US$16.1 million, US$45.7 million, and US$(23.6) million, respectively.

We intend to continue our expansion in selected Tier II cities as suitable opportunities arise. The following map illustrates the geographic locations of our current operations and selected potential target Tier II cities for expansion in the future:

Competitive Strengths

Under the current circumstances, we believe the following strengths allow us to compete effectively in the real estate development industry.

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

Standardized and Scalable Business Model. Our business model focuses on a standardized property development process designed for rapid asset turnover. We segment the process into well-defined stages and closely monitor costs and development schedules through each stage. These stages include (i) identifying land, (ii) pre-planning and budgeting, (iii) land acquisition, (iv) detailed project design, (v) construction management, (vi) sales and (vii) after-sale service. We commence pre-planning and budgeting prior to land acquisition, which enables us to acquire land at costs that meet our pre-set investment targeted returns and to quickly begin the development process upon acquisition. We typically acquire land through a transparent government auction system providing us with unencumbered land use rights to unoccupied land. Our enterprise resource planning enables us to collect and analyze information on a real-time basis throughout the entire property development process, optimizing decision making, outsourcing and development cycle scheduling. We utilize our customer relationship management system to track customer profiles and sales to forecast future individual preferences and market demand. We believe that these standardized practices and methodologies, together with a systematic approach to the development process, can be replicated in strategically selected Tier II cities, allowing us to effectively and rapidly enter into new geographic markets and develop new projects as attractive opportunities arise. Since 2006, we have expanded from one to a total of six Tier II cities in China, and from December 31, 2005 to December 31, 2008, our total GFA for projects under construction has grown 267.6%.

Proven Ability to Provide Large Scale Quality Housing for Middle-Income Consumers. We have a clear focus on emerging middle-income consumers in China’s Tier II cities. We provide standardized mid-sized units, typically ranging from 50 square meters to 100 square meters in size, at affordable prices for this market. Our residential units feature modern designs and offer comfortable and convenient community lifestyles. We have developed a portfolio of architectural plans and designs, which typically comprise 1,000 to 5,000 units and include facilities such as clubhouses, retail shops and schools. We have a proven track record of building large-scale quality residential communities that appeal to middle-income customers, as demonstrated by the sale of more than 99.7% of the units in completed projects and revenue growth at a CAGR of 79.3% from 2005 to 2008.

Rapid Asset Turnover. Our standardized processes that emphasize rapid asset turnover allow us to efficiently use capital and generate attractive returns on our investments. We typically acquire land that is ready for development through the government auction system. We do not tie up capital in idle land banks but instead begin development relatively quickly after land acquisition. We use working capital efficiently by actively managing and coordinating receivables and expenditures across various projects. We can complete a project consisting of multi-layered buildings of six stories or below in 13 to 17 months from the date of land acquisition. We typically begin pre-sales for a project within two to four months after we commence construction. Historically, our pre-sales activities have allowed us to generate cash flows relatively early in the development cycle and to fund a significant portion of the capital required for existing projects, reducing financing needs and associated costs. Moreover, our project development and construction management emphasizes strict cost control at each stage of project development. Our long-term relationships established with third-party contractors allow us to efficiently conduct selection processes and closely manage and supervise construction progress to avoid unexpected delays and cost overruns. We believe that the velocity of our development cycle and our ability to efficiently manage capital and maintain strict cost control at each stage of the development cycle enable us to generate attractive returns on our projects.

Experienced Management Team Supported by Trained and Motivated Workforce. Our senior managers, most of whom have been working with our company for over five years, have on average over 10 years of experience in the PRC real estate industry and considerable strategic planning and business management expertise. Our Chairman and founder, Mr. Yong Zhang, has more than 20 years of experience in developing residential housing in China. Mr. Zhang was selected in 2004 as one of the Top 10 Rising Entrepreneurs in China’s Real Estate Industry by the China International Real Estate & Archi-tech Fair, or the CIHAF. Our Vice President and co-founder, Ms. Yuyan Yang, has more than 10 years of experience in the real estate industry. In February 2009, Mr. Thomas Gurnee, formerly an independent director on our audit committee, was named our new Chief Financial Officer. Mr. Gurnee brings many years of experience acting in executive and directorship roles in several public companies. Mr. Liming Ma, who is currently named Vice President, also joined our company in 2009. Mr. Ma has prior management experience at a number of leading real estate companies in China. Our management and workforce are well-trained and motivated. To promote effective recruitment, retention and advancement, we provide management with training and incentive programs that include subsidizing management’s pursuit of post-secondary degrees and programs. Currently, some of our managers are undertaking part-time post-secondary degrees and over 50 managers have completed or are at various stages of undertaking one year part-time business administration programs at top universities in China. Our workforce receives on-going training in their areas of specialization at our head office. In addition, we have adopted broad performance-based stock incentive plans, which we believe enables us to motivate the workforce as well as attract new talent to support our rapid expansion.

Relationships with Our Institutional Shareholders. In 2006, Blue Ridge China and Equity International invested in our company. Blue Ridge China is a China-focused private equity fund and Equity International is a privately-held investment company specializing in real estate investments outside the United States, founded and led by Samuel Zell and Gary Garrabrant. Equity International owns a significant interest in Gafisa, a publicly-held national homebuilder on Brazil, and other real estate related companies operating on various countries throughout the world. Equity International is affiliated with Equity Group Investments, LLC, a privately-held investment company founded by Samuel Zell, which together with its affiliates, has created some of the largest publicly-traded real estate companies in the United States. Both of these shareholders (through their designees on the board of directors) are active in major board-level decisions and contribute their expertise in corporate governance best practices, financial management and accessing global capital. As of December 31, 2008, Blue Ridge China and Equity International held 18.48% and 12.32% of our outstanding shares, respectively. Each of Blue Ridge China and Equity International has appointed one director to our board. Since the IPO in December 2007, Blue Ridge China and Equity International no longer have any rights to appoint directors to our board however, the two directors designated by them (Yue (Justin) Tang and Christopher J. Fiegen) are and will continue to be directors of our company until their resignation or removal.

Strategies

Our goal is to become the leading residential property developer focused on China’s Tier II cities by implementing the following strategies:

Continue Expanding in Selected Tier II Cities. We believe that Tier II cities present development opportunities that are well suited for our scalable business model of rapid asset turnover. Many Tier II cities offer a large supply of potential development sites that meet the criteria of our internal pre-set targeted returns. Furthermore, Tier II cities currently tend to be in an early stage of market maturity and have fewer large national developers. We believe that the fragmented market and relative abundance of land supply in Tier II cities, as compared to Tier I cities, offer opportunities for us to generate attractive margins and believe that our experience in and strategic focus on Tier II cities afford us the opportunity to emerge as a leading developer in these markets. We have rapidly expanded from one to six Tier II cities since 2006.

Conservative Investment Outlook. Given that since the fourth quarter of 2008, the residential real estate market in China has experienced soft demand, we have developed a more conservative approach to our investments in projects. We have focused our efforts and resources on the completion of existing projects and reduction of operating expenses. Some discounting has taken place and certain project development schedules have been delayed due to soft local demand. No new land acquisitions have been made since December 2007, but we continue to evaluate new potential opportunities in the Tier II cities we operate. We expect to only make land acquisitions and develop new projects when demand in the residential real estate market and related pricing becomes more favorable for our business.

Capitalize on Growth of Middle-Income Population. The growing middle-income consumer market in China presents an attractive opportunity to continue our business expansion. We will target this market by continuing to provide quality mid-sized modern residential units in large community developments for middle-income consumers. Our strategy is also consistent with the housing policy direction of relevant PRC governmental authorities in the context of rising incomes and rapid urbanization. The MOHURD and other PRC governmental authorities released policies in 2006 to promote the development of more low-priced and mid-priced housing and to limit the amount of resources, including land supply, devoted to the luxury housing market. We believe that our strategy and business model to target the middle-income market provide us with a competitive advantage in China’s current regulatory environment.

Focus on Efficient Land Acquisition. We constantly seek and assess land acquisition opportunities in selected Tier II cities through the governmental land auction system. To achieve our land acquisition targets, we have established a centralized and efficient system to research land acquisition opportunities. We monitor, plan and budget development costs for potential development sites and, if the development opportunity meets our pre-set investment target, bid for the site through the auction process. We believe that beginning with efficient land acquisitions and following through with well-executed development will allow us to expand successfully and provide sustainable growth to our business. We did not to acquire any new land in 2008, as our goal is to acquire land supply prudently for immediate commencement of construction activities in order to efficiently control our land bank balance.

Maintain Strict Cost Control. We plan to continue to closely monitor our capital and cash positions and carefully manage our land use rights costs, construction costs and operating expenses. We believe that by adhering to prudent cost management we will be able to more efficiently use our working capital, which will help to maintain our profit margins. When selecting a property project for development, we will continue to follow our established internal evaluation process, including utilizing the analysis and input of our institutional shareholders and choosing third-party contractors through a tender process open only to bids which meet our budgeted costs, thus allowing us to meet our investment return criteria. We will also actively manage our sales and pre-sales to generate cash flows for our ongoing capital requirements. We were honored in March 2009 by the China Real Estate Association as one of the Most Efficient Top 10 Real Estate Companies in China.

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

The following table sets forth the numbers of our projects and the total GFA in each location indicated as of December 31, 2008.

	Chengdu	Hefei	Jinan	Kunshan	Suzhou	Zhengzhou	Total
Properties under construction	1	1	2	1	3	2	10
Properties under planning	1	—	—	—	—	1	2
Completed projects	—	—	1	—	—	13	14
Total number of projects	2	1	3	1	3	16	26
Total GFA (m2)	450,374	145,450	414,845	497,076	483,158	1,463,099	3,454,002

In addition, Zhengzhou Jiantou Xinyuan Real Estate Co. Ltd., or Jiantou Xinyuan, a property development company founded in 2005 in which we own a 45% interest and which operates exclusively in Zhengzhou, has initiated six projects totaling 760,002 square meters, with four properties under construction, one property under planning, and one completed project.

We intend to seek attractive opportunities to expand into additional Tier II cities, which we will select based on certain macroeconomic criteria, including economic growth, per capita disposable income, population and urbanization rate as well as availability of suitable land supply and local residential property market conditions.

Our Property Projects

Overview

We offer the following three main types of real estate property products:

•	multi-layer apartment buildings, which are typically six stories or less and normally require nine to 12 months to construct after we obtain the related construction permit;

•	sub-high-rise apartment buildings, which are typically seven to 11 stories and normally require 12 to 18 months to construct after we obtain the related construction permit; and

•	high-rise apartment buildings, which are typically 12 to 33 stories and normally require 18 to 24 months to construct after we obtain the related construction permit.

Our projects are in one of the following three stages:

•	completed projects, comprising projects the construction of which has been completed;

•	properties under construction, comprising properties for which the construction permits have been obtained; and

•	properties under planning, comprising properties for which we have entered into land grant contracts and are in the process of obtaining the required permits to begin construction.

Properties under Construction and Properties under Planning

The following table sets forth each of our properties currently under construction or planning as of December 31, 2008:

Project Name	Location	Type of Products(1)	Construction Commencement Date	Pre-sale Commencement Date(2)	Total Site Area	Total GFA	Total Number of Units	Number of Units Sold
					(m2)	(m2)
Properties under construction
Hefei Wangjiang Garden	Hefei	M/H	05/2007	07/2007	51,939	145,450	1,649	1,647
Jinan Elegant Scenery	Jinan	H/S	12/2006	04/2007	61,502	99,745	1,127	1,121
Jinan International City Garden	Jinan	H/S	09/2007	11/2007	93,928	254,035	3,805	2,162
Suzhou Lake Splendid	Suzhou	M/H/S	03/2007	05/2007	130,945	196,920	2,315	2,260
Suzhou Colorful Garden	Suzhou	M/H	06/2007	09/2007	41,365	81,077	967	607
Suzhou International City Garden(3)	Suzhou	H	02/2008	05/2008	119,089	205,161	2,436	299
Kunshan International City Garden	Kunshan	M/H	07/2008	09/2008	200,008	497,076	5,103	134
Zhengzhou Commercial Plaza	Zhengzhou	H	11/2006	05/2007	8,410	67,280	924	916
Zhengzhou Xinyuan Colorful Garden	Zhengzhou	M/H	03/2008	04/2008	74,462	191,783	2,233	613
Chengdu Xinyuan Splendid I	Chengdu	H	11/2007	09/2008	34,007	230,893	4,069	248
Subtotal					815,655	1,969,420	24,628	10,007
Properties under planning
Chengdu Xinyuan Splendid II	Chengdu	H	—	—	30,497	219,481	2,782	—
Zhengzhou Longhai Road Project	Zhengzhou	M/H	—	—	61,895	264,041	2,780	—
Subtotal					92,392	483,522	5,562	—
Total					908,047	2,452,942	30,190	10,007

(1)	“M” refers to multi-layer buildings, “H” refers to high-rise buildings and “S” refers to sub-high-rise buildings.

(2)	Pre-sale commencement dates refer to dates on which we began or expect to begin pre-sale activities after receiving the relevant pre-sale permits.

(3)	Suzhou International City Garden was previously being developed under the name Suzhou Xinyuan Splendid.

Properties under Construction

•	Hefei, Anhui Province

Hefei Wangjiang Garden. Hefei Wangjiang Garden is located at Wangjiang Road of Baohe District in Hefei. We commenced construction of this project in May 2007 and delivered it in April 2009. As at December 31, 2008, it was still under construction. Hefei Wangjiang Garden covers a site area of 51,939 square meters and has a total GFA of 145,450 square meters, of which 9,434 square meters are for multi-layer buildings, 135,157 square meters are for high-rise buildings and 859 square meters are for retail stores. This project, when completed, will consist of 1,649 units. We started pre-sales in July 2007. As of December 31, 2008, we had sold 1,647 units.

•	Jinan, Shandong Province

Jinan Elegant Scenery. Jinan Elegant Scenery is located on Autoplant Road East of Tianqiao District in Jinan. We commenced construction of this project in December 2006 and expect to deliver it by the end of June 2009. Jinan Elegant Scenery covers a site area of 61,502 square meters and has a total GFA of 99,745 square meters, of which 78,862 square meters are for sub-high-rise buildings, 15,763 square meters are for high-rise buildings and 5,120 square meters are for retail stores. We started pre-sales in April 2007. As of December 31, 2008, we had sold 1,121 units out of 1,127 saleable units.

Jinan International City Garden. Jinan International City Garden is located on South Industrial Road of Hitech Industry Park in Jinan. We commenced construction of this project in September 2007. Jinan International City Garden covers a site area of 93,928 square meters and has a total GFA of 254,035 square meters, of which 203,616 square meters are for high-rise buildings, 40,747 square meters are for sub-high-rise buildings and 9,672 square meters are for retail stores. This project will consist of 3,805 units upon completion. We started pre-sales in November 2007 and as of December 31, 2008 we had sold 2,162 units out of 3,805 saleable units.

•	Suzhou, Jiangsu Province

Suzhou Lake Splendid. Suzhou Lake Splendid is located on Tongda Road of Wuzhong District in Suzhou. We commenced construction of this project in March 2007. Suzhou Lake Splendid covers a site area of 130,945 square meters and has a total GFA of 196,920 square meters, of which 98,704 square meters are for multi-layer buildings, 58,449 square meters are for sub-high-rise buildings, 35,800 square meters are for high-rise buildings and 3,967 square meters are for retail stores. We started pre-sales in May 2007. As of December 31, 2008, we had sold 2,260 units out of 2,315 saleable units.

Suzhou Colorful Garden. Suzhou Colorful Garden is located on Xihuan Road of Jinchang District in Suzhou. We commenced construction of this project in June 2007 and delivered it in April 2009. As at December 31, 2008, it was still under construction. This project covers a site area of 41,365 square meters and has a total GFA of 81,077 square meters, which consists of 33,230 square meters of multi-layer buildings, 45,800 square meters of high-rise buildings and 2,047 square meters of retail stores. This project, when completed, is expected to consist of 967 units. We started pre-sales in September 2007. As of December 31, 2008, we had sold 607 units out of 967 saleable units.

Suzhou International City Garden. Suzhou International City Garden is located on Mayun Road of Hitech District in Suzhou. We commenced construction of this project in February 2008, started pre-sales in May 2008. It covers a site area of 119,089 square meters, and is expected to have a total GFA of 205,161 square meters, 204,157 square meters of which are for high-rise buildings and 1,004 square meters are for retail stores. It consists of 2,436 units and 299 of them have been sold as at December 31, 2008.

•	Kunshan, Jiangsu Province

Kunshan International City Garden. Kunshan International City Garden is located on Lucheng Road in Kunshan of Jiangsu Province. We commenced construction of this project in July 2008, and started pre-sales in September 2008. This project covers a site area of 200,008 square meters and has a total GFA of 497,076 square meters, of which, 5,965 square meters are for multi-layer buildings, 481,228 square meters are for high-rise buildings and 9,883 square meters are for retail stores. It consists of 5,103 units and 134 of them were sold by December 31, 2008.

•	Zhengzhou, Henan Province

Zhengzhou Commercial Plaza. Zhengzhou Commercial Plaza is located on Jingsan Road of Jinshui District in Zhengzhou. We commenced construction of this project in November 2006 and expect to deliver it by September 2009. Zhengzhou Commercial Plaza covers a site area of 8,410 square meters and has a total GFA of 67,280 square meters. This project consists of two high-rise buildings. One building with an estimated total GFA of 27,367 square meters is purely for residential use. The other with estimated total GFA of 39,913 square meters is for both residential and commercial use. We started pre-sales in May 2007. As of December 31, 2008, we had sold 916 units out of the 924 saleable residential units.

Zhengzhou Xinyuan Colorful Garden. Zhengzhou Xinyuan Colorful Garden is located on Hezuo Road of Erqi District in Zhengzhou. We commenced construction of this project in March 2008 and started pre-sales in April 2008. It covers a site area of 74,462 square meters and is expected to have a total GFA of 191,783 square meters, which consists 48,635 square meters of multi-layer buildings, 139,564 square meters of high-rise buildings and 3,584 square meters of retail stores. This project consists of 2,233 units and 613 units were sold as at December 31, 2008.

•	Chengdu, Sichuan Province

Chengdu Xinyuan Splendid Phase I. Chengdu Xinyuan Splendid Phase I is located on Donghong Road of Jinjiang District in Chengdu. We commenced construction of this project in November 2007. We started pre-sales activities in September 2008. This project covers a site area of 34,007 square meters, and has a total GFA of 230,893 square meters, consisting of 9 high-rise buildings and is expected to have 4,069 units upon completion. As of December 31, 2008, we have sold 248 units.

Properties under Planning

•	Chengdu, Sichuan Province

Chengdu Xinyuan Splendid Phase II. Chengdu Xinyuan Splendid Phase II is located on Donghong Road of Jinjiang District in Chengdu, and is currently under planning. Commencement of construction is not expected to take place until 2010. This project will cover an aggregate site area of 30,497 square meters, and is expected to have a total GFA of 219,481 square meters and consist of 2,782 units upon completion.

•	Zhengzhou, Henan Province

Zhengzhou Longhai Road Project. Zhengzhou Longhai Road Project is located on Longhai Road of Erqi District in Zhengzhou, and is currently under planning. Commencement of construction is not yet scheduled. Depending on market conditions, commencement could be as early as late 2009. It will cover a site area of 61,895 square meters and is expected to have a total GFA of 264,041 square meters. This project is expected to consist of 2,780 units when completed.

Completed Projects

The following table sets forth each of our completed projects as of December 31, 2008, all of which are in Zhengzhou, Henan Province.

Project Name	Location	Type of Products	Completion Date	Total Site Area	Total GFA	Total Number of Units	Number of Units Sold
				(m2)	(m2)
Completed Projects
Zhengzhou Longhai Star Garden	Zhengzhou	M/H/S	12/2000	11,719	39,975	239	210
Zhengzhou Xinyuan Splendid:
Zhengzhou Xinyuan Splendid 1A	Zhengzhou	M/S	07/2002	35,444	62,623	484	483
Zhengzhou Xinyuan Splendid 1B	Zhengzhou	M	04/2004	21,800	43,673	333	333
Zhengzhou Xinyuan Splendid 2A	Zhengzhou	M	04/2003	23,460	39,996	271	271
Zhengzhou Xinyuan Splendid 2B	Zhengzhou	M	06/2004	19,295	27,041	86	86
Zhengzhou Xinyuan Splendid 2C	Zhengzhou	S	04/2004	9,968	21,748	132	132
Zhengzhou Xinyuan Splendid 3A3B3C	Zhengzhou	M/S	08/2005	51,014	114,774	792	792
Zhengzhou Xinyuan Splendid Haojinge	Zhengzhou	H	11/2004	8,298	31,089	166	166
Zhengzhou Xinyuan Splendid City Homestead	Zhengzhou	M	08/2005	23,606	45,378	369	369
Zhengzhou Xinyuan Splendid subtotal				192,885	386,322	2,633	2,632
Zhengzhou City Manor	Zhengzhou	M	03/2006	63,089	118,716	1,633	1,633
Zhengzhou City Family	Zhengzhou	M	12/2006	21,380	39,392	720	720
Zhengzhou Central Garden—East	Zhengzhou	M/H/S	09/2007	60,849	165,206	1,624	1,624
Zhengzhou Central Garden—West	Zhengzhou	M/H/S	09/2007	79,464	190,384	1,796	1,795
Jinan City Family	Jinan	M	11/2007	47,411	61,065	785	784
Total				476,797	1,001,060	9,430	9,398

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

We commenced construction of Longhai Star Garden in August 1998 and delivered it in December 2000. The project covers a site area of 11,719 square meters, contains two multi-layer buildings, two sub-high rise buildings and one high-rise building, and has a total GFA of 39,975 square meters. As of December 31, 2008, we had sold 210 units out of the total 239 units and the remaining 29 units were held as properties for lease.

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

Although Xinyuan Splendid is one integrated residential community, it was developed in phases. We commenced construction of the first phase of Xinyuan Splendid in May 2001 and delivered its last phase in August 2005. The whole project, covering an area of 192,885 square meters with a total GFA of 386,322 square meters, contains 49 multi-layer buildings, 16 sub-high-rise buildings, two high-rise buildings, one kindergarten, one primary school and a clubhouse. We also sold Xinyuan Splendid phase-by-phase as development progressed. The pre-sales of its first phase started in July 2001, while the pre-sales of its last phase started in September 2004. As of December 31, 2008, we had sold 2632 out of 2,633 saleable units.

Zhengzhou City Manor. Zhengzhou City Manor is located on Mianfang Road of Erqi District in Zhengzhou, near major shopping areas, the railway station and a variety of large parks. Zhengzhou City Manor is the first large-scale residential community in Zhengzhou consisting of only multi-layer buildings.

We commenced construction of Zhengzhou City Manor in November 2004 and delivered it in March 2006. Zhengzhou City Manor has 27 multi-layer buildings, covers a site area of 63,089 square meters and has a total GFA of 118,716 square meters. We started pre-sales in January 2005. All of the 1,633 saleable units have been sold.

Zhengzhou City Family. Zhengzhou City Family is located on Hanghai Road of Guancheng District in Zhengzhou. It is the first multi-layer residential community in Zhengzhou offering only small-to-medium sized units ranging from 33 square meters to 87 square meters. This project has five multi-layer buildings, one of which is for commercial use.

We commenced construction of Zhengzhou City Family in March 2006 and delivered it in December 2006. This project covers a site area of 21,380 square meters and has a total GFA of 39,392 square meters. We started pre-sales in April 2006. As of December 31, 2008, we had sold all of the 720 saleable units.

Zhengzhou Central Garden (East and West). Zhengzhou Central Garden is located on Jinshui Road of Zhengdong District in Zhengzhou, near the central business district of Zhengzhou. The projects cover an aggregate area of 140,313 square meters and have an aggregate GFA of 355,590 square meters, of which 97,627 square meters are for multi layer buildings, 62,570 square meters are for sub-high-rise buildings, 181,789 square meters are for high-rise buildings and 13,604 square meters are for retail stores. The size of the units ranges from studios of approximately 39 square meters to luxury duplex units of approximately 175 square meters.

We commenced construction of Zhengzhou Central Garden (East) in November 2005, started pre-sales in December 2005 and delivered it in September 2007. We commenced construction of Zhengzhou Central Garden (West) in December 2005, started pre-sales in January 2006 and delivered it in September 2007. As of December 31, 2008, we had sold 3,419 units out of 3,420 saleable units of the projects.

Jinan City Family. Jinan City Family is located on Zhangzhuang Road of Huaiyin District in Jinan. We commenced construction of this project in October 2006 and delivered it in November 2007. Jinan City Family covers a site area of 47,411 square meters and has a total GFA of 61,065 square meters, of which 60,396 square meters are for multi-layer buildings and 808 square meters are for retail stores. As of December 31, 2008, we had sold 784 units out of 785 saleable units.

Cancelled Projects

Zhengzhou Xinyuan Huating. Zhengzhou Xinyuan Huating is located on Funiu Road of Zhongyuan District in Zhengzhou. This project was cancelled in the fourth quarter of 2008 due to failure to resolve inconsistent plot ratios provided by different government agencies. 73.8% of the total paid up land premium of US$15,963,565 was refunded in the first quarter of 2009; a full recovery of the land premium paid in 2007 and 2008 is expected.

Jiantou Xinyuan’s Projects

As of December 31, 2008, Jiantou Xinyuan completed one project, three projects were under construction and one project was under planning. In addition, Jiantou Xinyuan owns a 52% interest in a company that is in the process of constructing one project. The six projects are all located in Zhengzhou, with a total GFA of 760,102 square meters. The following table sets forth detailed information for each project.

Project Name	Location	Type of Products	Construction Commencement Date	Pre-sale Commencement Date	Total Site Area	Total GFA	Total Number of Units	Number of Units Sold
					(m2)	(m2)
Properties under construction
Zhengzhou City Mansion	Zhengzhou	M/S	03/2007	05/2007	21,516	42,703	801	748
Zhengzhou International Plaza (1)	Zhengzhou	H	03/2007	07/2007	10,095	41,220	503	500
Zhengzhou International City Garden Phase II	Zhengzhou	H	07/2007	02/2008	96,240	280,619	3,668	2,626
Zhengzhou Yipin Xiangshan Phase I	Zhengzhou	M/S	04/2008	07/2008	57,289	93,944	893	160
Subtotal					185,140	458,486	5,865	4,034
Properties under planning
Zhengzhou Yipin Xiangshan Phase II	Zhengzhou	M/S	—	—	81,145	194,177	—	—
Completed Projects
Zhengzhou International City Garden Phase I	Zhengzhou	M	03/2006	04/2006	64,370	107,439	1,568	1,560
Total					330,655	760,102	7,433	5,594

(1)	Jiantou Xinyuan owns a 52% interest in the project company developing Zhengzhou International Plaza. The remaining 48% interest in that project company is owned by an independent third party.

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

Zhengzhou City Mansion. Zhengzhou City Mansion is located on Tongbai Road of Zhongyuan District in Zhengzhou. Jiantou Xinyuan commenced construction of this project in March 2007. It covers a site area of 21,516 square meters and has a total GFA of 42,703 square meters, of which 12,280 square meters consist of multi-layer buildings, 18,248 square meters consist of sub-high-rise buildings, and 12,175 square meters consist of retail stores. Jiantou Xinyuan started pre-sales for this project in May 2007. As of December 31, 2008, 748 out of the 801 units had been sold.

Zhengzhou International Plaza. Zhengzhou International Plaza is located on Jianshe Road of Zhongyuan District in Zhengzhou. Jiantou Xinyuan commenced construction of this project in March 2007. This project covers a site area of 10,095 square meters and is expected to have a total GFA of 41,220 square meters. It comprises of 31,472 square meters of high-rise buildings and 9,748 square meters of retail stores. This project, when completed, is expected to contain 503 units. Jiantou Xinyuan started pre-sales in July 2007. As of December 31, 2008, Jiantou Xinyuan sold 500 out of 503 saleable units.

Zhengzhou International City Garden (Phase II). Zhengzhou International City Garden (Phase II) is located on Mianfang Road of Erqi District in Zhengzhou. Jiantou Xinyuan commenced construction of this project in July 2007. It covers a site area of 96,240 square meters and has a total GFA of 280,619 square meters, containing 17 high-rise buildings of 257,939 square meters and 22,680 square meters of retail stores. This project, when completed, will have 3,668 units. Pre-sales started in February 2008. As of December 31, 2008, Jiantou Xinyuan had sold 2,626 out of 3,668 saleable units.

Zhengzhou Yipin Xiangshan Phase I. Zhengzhou Yipin Xiangshan Phase I is located on Yingcai street of Huiji District in Zhengzhou. Jiantou Xinyuan commenced construction of this project in April 2008, started pre-sales activities in July 2008. This project covers a site area of 57,289 square meters, and has a total GFA of 93,944 square meters, of which 26,855 square meters are for multi-layer buildings, 61,603 square meters are for sub-high-rise buildings and 5,486 square meters are for retail stores. It will consist of 893 units upon completion and 160 units of them were sold by December 31, 2008.

Zhengzhou Yipin Xiangshan Phase II. Zhengzhou Yipin Xiangshan Phase II is located on Yingcai street of Huiji District in Zhengzhou. Commencement of construction is not yet scheduled. This project will cover a site area of 81,145 square meters, have a total GFA of 194,177 square meters, and consist of 893 units upon completion.

Zhengzhou International City Garden (Phase I). Zhengzhou International City Garden (Phase I) is located on Mianfang Road of Erqi District in Zhengzhou. Jiantou Xinyuan commenced construction of this project in March 2006 and delivered it in January 2007. This project covers a site area of 64,370 square meters and has a total GFA of 107,439 square meters. It contains 23 multi-layer buildings. Pre-sales started in April 2006. As of December 31, 2008, we had sold 1,560 units out of 1,568 saleable units.

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

We evaluate projects through a rigorous planning and approval process. We consider detailed input from each of our Land Development Department, Budget-Planning-Design Department, Operations Department and Financial Department. The proposed project, once vetted and approved by various departments, will be submitted to our Chief Financial Officer and Chief Executive Officer and, thereafter, to a project committee established by our board of directors, for approval.

The flow of initial planning includes, among other things, strategic planning, market investigation and analysis, feasibility study, preliminary design, cost and profit projection and investment approval. In particular, our initial planning includes the engagement of external local design firms to draw up preliminary designs for our proposed projects. In addition, before making any decision to bid for land, we project the financial and cost control metrics for the proposed projects based on studies of market statistics and other relevant information, and select only those projects that satisfy pre-determined benchmarks.

Land Acquisition

Once we receive approval for a proposed project, we will proceed to bid for the land site. Although we acquire land for development primarily through the governmental auction process, if opportunities arise, we will also consider obtaining land use rights from third parties through negotiation, acquisition of entities, co-development or other joint venture arrangements.

As of December 31, 2008, we had a total GFA of 1,969,420 square meters for property projects under construction and a total GFA of 483,522 square meters for property projects under planning. We continually seek attractive opportunities to acquire development sites which meet our selection criteria.

Project Planning and Design

Our project planning and design process includes concept and architectural design, construction and engineering design, budgeting, financial analysis and projections as well as arranging for financing. We believe careful planning is essential to control costs, quality and timing of our projects.

We outsource our design work to reputable third-party design firms. Our planning and development team, with 99 employees as of December 31, 2008, works closely with project managers as well as our external designers and architects to ensure that our designs comply with PRC laws and regulations, and meet our design and other project objectives. Our senior management is also actively involved in the whole process, especially in the master planning and architectural design of our projects. We use our enterprise resource planning systems to conduct preliminary planning and scheduling for each stage of the development project, including planning our outsourcing requirements for the project construction stage.

We seek to create a comfortable and convenient middle-class lifestyle concept in our projects by incorporating certain design features, such as landscaped environments. In determining the architectural designs of our projects, we consider the proposed type of products to be developed as well as the surrounding environment and neighborhood.

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

Project Construction and Management

We outsource substantially all of our construction work to independent construction companies which are selected through our invitation to tender bids for the project. We conduct a small portion of our construction work on our own, including fixture installation and gardening and landscaping. We provide landscaping and intercom systems installation services through our subsidiaries, Zhengzhou Mingyuan Landscape Engineering Co., Ltd. and Zhengzhou Xinyuan Computer Network Engineering Co., Ltd. We acquired these two subsidiaries in August 2006. We generally hire more than one contractor for each of our projects, with each contractor responsible for a designated portion of the project on a “turnkey” basis. We have established a selection procedure in order to ensure compliance with our quality and workmanship standards. We take into account the construction companies’ professional qualifications, reputation, track record, past cooperation with our project companies and financial condition and resources when inviting candidates to bid. We also review the qualifications and performance of our construction contractors on an annual basis. We closely supervise and manage the entire project construction process, utilizing our enterprise resource planning systems to monitor and analyze information regarding the process on a real-time basis. We collect information throughout the development cycle on the entire project, including information from our third-party contractors, to avoid unanticipated delays and cost overruns.

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

For the years ended December 31, 2005, 2006, 2007 and 2008, payments to our single largest construction contractor accounted for 12.39%, 13.79%, 10.43%, and 22.22% respectively, of our total payments under our construction contracts. For the same periods, payments to our five largest construction contractors accounted for 50.09%, 45.17%, 41.28%, and 53.19% respectively, of our total payments under our construction contracts.

Pre-Sales, Sales and Marketing

Like other developers, we pre-sell properties prior to the completion of their construction. Under PRC pre-sales regulations, property developers must satisfy specific conditions before they can pre-sell their properties under construction. These mandatory conditions include:

•	the land premium must have been paid in full;

•	the land use rights certificate, the construction site planning permit, the construction work planning permit and the construction permit must have been obtained;

•	at least 25% of the total project development cost must have been incurred;

•	the progress and the expected completion and delivery date of the construction must be fixed;

•	the pre-sale permit must have been obtained; and

•	certain milestones in the construction processes specified by the local government authorities must have been completed.

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

As of December 31, 2008, we maintain a marketing and sales force for our development projects with 161 personnel specializing in marketing and sales. We train and use our own sales force rather than rely on outside brokers and agents for our projects. We believe our own dedicated sales representatives are better motivated to serve our customers and to control our property pricing and selling expenses.

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

A typical sales transaction in which a portion of the purchase price is financed by a mortgage loan consists of three steps. First, the customer pays a deposit to us. Within seven days after paying the deposit, the customer will sign a purchase contract with us and make down payment to us in cash. After making the down payment, the customer arranges for a mortgage loan for the balance of the purchase price. Once the loan is approved, the mortgage loan proceeds are paid to us directly by the bank. Finally, we deliver the property to the customer. Legal title, as evidenced by a property ownership certificate issued by local land and construction bureaus, may not pass for a period of six to twelve months following delivery and acceptance.

As is customary in the property industry in China, we provide guarantees to mortgagee banks in respect of the mortgage loans provided to the purchasers of our properties up until completion of the registration of the mortgage with the relevant mortgage registration authorities. Guarantees for mortgages on residential properties are typically discharged when the individual property ownership certificates are issued. In our experience, the issuance of the individual property ownership certificates typically takes six to twelve months, so our mortgage guarantees typically remain outstanding for up to twelve months after we deliver the underlying property.

If a purchaser defaults under the loan while our guarantee is in effect, and we repay all debt owed by the purchaser to the mortgagee bank, the mortgagee bank must assign its rights under the loan to us. We are entitled to full recourse to the property after the registration of the mortgage. In line with what we believe is industry practice, we do not conduct independent credit checks on our customers but rely on the credit checks conducted by the mortgagee banks. As of December 31, 2005, 2006, 2007 and 2008, we guaranteed mortgage loans in the aggregate outstanding amounts of US$37.9 million, US$62.4 million, US$209.6 million and US$ 384.0 million, respectively.

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

Our Leased Properties and Real Estate Related Services

Ancillary to our property development operations, we also lease certain properties, including an elementary school, an office building, a basement, two clubhouses, three kindergartens and parking facilities. The rental income of our lease operations represented 0.2%, 0.1%, 0.1% and 0.1%, respectively, of our revenues for the years ended December 31, 2005, 2006, 2007 and 2008.

We also provide property management services and other real estate related services such as landscaping and installing intercom systems, through three of our subsidiaries, Henan Xinyuan Property Management Co., Ltd., Zhengzhou Mingyuan Landscape Engineering Co., Ltd. and Zhengzhou Xinyuan Computer Network Engineering Co., Ltd. We also provided real estate agency services through our subsidiary, Henan Xinyuan Real Estate Agency Co., Ltd., which we are liquidating and discontinuing this service. We acquired these four subsidiaries from Mr. Yong Zhang and Ms. Yuyan Yang, two of our directors and shareholders, on August 30, 2006. For the year ended December 31, 2007 and 2008, revenues from our real estate related services represented 1.2% and 1.1% of our total revenues for those periods, respectively.

Quality Control

We emphasize quality control to ensure that our buildings and residential units meet our standards and provide high quality service. We select only experienced design and construction companies. We provide customers with warranties covering the building structure and certain fittings and facilities of our property developments in accordance with the relevant regulations. To ensure construction quality, our construction contracts contain quality warranties and penalty provisions for poor work quality. In the event of delay or poor work quality, the contractor may be required to pay pre-agreed damages under our construction contracts. Our construction contracts do not allow our contractors to subcontract or transfer their contractual arrangements with us to third parties. We typically withhold 5% of the agreed construction fees for two to five years after completion of the construction as a deposit to guarantee quality, which provides us assurance for our contractors’ work quality.

Our contractors are also subject to our quality control procedures, including examination of materials and supplies, on-site inspection and production of progress reports. We require our contractors to comply with relevant PRC laws and regulations, as well as our own standards and specifications. Despite the “turnkey” nature of the construction contracts, we closely monitor the construction work for quality, timing and cost control reasons. Our project construction management team consists of 161 employees as of December 31, 2008, all of whom are professionally qualified civil engineers or surveyors and are responsible for supervising and managing the construction costs, construction schedule and quality of the construction work. We set up a profile for each and every unit constructed and monitor the quality of such unit throughout its construction period until its delivery. We also employ independent surveyors to supervise the construction progress. In addition, the construction of real estate projects is regularly inspected and supervised by PRC governmental authorities.

Competition

The real estate industry in China is highly competitive. In the Tier II cities we focus on, the markets are relatively more fragmented than Tier I cities. We compete primarily with local and regional property developers, but an increasing number of large national property developers have also started to enter these markets. Competitive factors include the geographical location of the projects, the types of products offered, brand recognition, price, designing and quality. See “Item 3. Key Information—D. Risk Factors—Risk Relating to the Residential Property Industry in China—We face intense competition from other real estate developers.” In the Tier II cities in which we operate, our major competitors include China Overseas Property Ltd., China Vanke Co., Ltd., Sunshine 100, China Resources Land Limited, Henan Zhengshang Real Estate Co., Ltd., Henan New Greatwall Real Estate Co., Ltd. and Longhu Real Estate Co., Ltd.

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

Employees

As of December 31, 2008, we had 645 full time employees. The following table sets forth the number of our full time employees categorized by function as of the period indicated:

	As of December 31, 2006	As of December 31, 2007	As of December 31, 2008
Management	12	19	20
Finance	45	69	78
Planning and development	58	90	99
Project construction management	73	155	161
Sales and marketing	112	171	132
Property management	26	32	57
Administrative and human resources	53	89	90
Legal and audit	3	8	8
Total	382	633	645

During the year ended December 31, 2008, our subsidiary, Henan Xinyuan Property Management Co., Ltd., also hired approximately 1,167 temporary employees, most of whom provided security and housekeeping services relating to property management.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing funds, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2005, 2006, 2007 and 2008 was US$236,162, US$406,060, US$1,476,405 and US$2,062,315, respectively.

On August 11, 2007, we granted share options awards for an aggregate of 6,802,495 common shares to our directors, employees, consultants and employees of our equity investee. On November 5, 2007, we granted options for an aggregate of 2,441,844 common shares to our directors, management, key employees and employees of our equity investee. On July 1, 2008, we granted share option awards for an aggregate of 360,000 common shares to our employees.

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

We operate our business in China under a legal regime consisting of the National People’s Congress, State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOHURD, the Ministry of Land and Resources, or the MLR, the MOFCOM, the NDRC, the SAIC, and the SAFE, and their respective authorized local counterparts.

Regulations on Land

The Law of the PRC on Land Administration, promulgated on June 25, 1986 and amended on August 28, 2004 by the Standing Committee of National People’s Congress, distinguishes between the ownership of land and the right to use land. All land in the PRC is either state-owned or collectively-owned, depending on location. Generally, land in urban areas within a city or town is state-owned, and all land in the rural areas of a city or town and all rural land, unless otherwise specified by law, are collectively-owned.

Although all land in the PRC is owned by the governments or by the collectives, private individuals and businesses are permitted to hold, lease and develop land for a specified term without ever owning the land, the duration of which depends on the use purpose of the land. These rights to use land are termed land use rights.

Under the Interim Regulations of the PRC on Grant and Transfer of the Right to Use State-owned Land in Urban Areas, promulgated on and effective as of May 19, 1990 by the State Council, enterprises, companies and other organizations who intend to hold, lease and develop the land, or Land Users, pay a premium to the government as consideration for the grant of the land use rights on terms of use prescribed by the government, and a Land User may transfer, lease and mortgage or otherwise commercially exploit the land use rights within such terms of use. The land administration authority enters into a contract with the Land User for grant of the land use rights. The Land User pays the grant premium as stipulated in the grant contract. After paying the grant premium in full, the Land User registers with the land administration authority and obtains a land use rights certificate. The certificate evidences the acquisition of the land use rights.

The Regulations on the Grant of State-Owned Construction Land Use Rights through Competitive Bidding, Auction and Listing-for-Sale (formerly known as the Regulation on the Grant of State-Owned Land Use Rights through Competitive Bidding, Auction and Listing-for-Sale ), promulgated by the MLR on May 9, 2002 and amended on September 21, 2007, provides that the land for industrial use (except for mining), commercial use, tourism, entertainment and commodity housing development is granted by way of competitive bidding, public auction or listing-for-sale. The land use rights are granted to the bidder with the highest bid/tender in accordance with the terms and conditions of the bid/tender, or to the bidder who can best fulfill the comprehensive evaluation standards of the bid. The successful bidder/tender will then enter into a grant contract with the local land administration authority. Only after the successful bidder/tender has paid the land premium in full under the land grant contract, can the successful bidder/tender apply for the land registration and obtain the land use right certificate.

Under the Urgent Notice of Further Strengthening the Administration of the Land, issued by the MLR on May 30, 2006, the land administration authority is required to rigidly implement the model contract of the state-owned land use rights grant contract and model contract of the state-owned land use rights grant supplementary agreement (for trial implementation) jointly promulgated by the MLR and the SAIC. The requirements of planning, construction and land use, such as the restriction of the dwelling size, plot ratio and the time limit for commencement and completion, should be ascertained and are generally agreed to in the land use rights grant contract.

The Property Law of the PRC, promulgated on March 16, 2007 and effective as of October 1, 2007, further clarified land use rights in the PRC with the following rules:

•	the land use rights for residence will be automatically renewed upon expiry;

•	the car parks and garages within the building area planned for vehicle parks must be used to meet the needs of the owners who live in the building first;

•	the construction of buildings must abide by relevant laws and regulations with regard to the construction planning and may not affect the ventilation of or lighting to the neighboring buildings; and

•

where the land use rights for construction use are transferred, exchanged, used as a capital contribution, donated to others or mortgaged, an application for modification registration must be filed with the registration department.

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

The Land Administration Regulations of Jiangsu Province, promulgated on October 17, 2000 and amended on April 16, 2004, provides that the grant premium of state-owned land use rights must not be less than the lowest price fixed by the provincial government. The specific procedures and measures concerning the grant, bid invitation, auction and grant of state-owned land use rights are subject to the regulations of the provincial people’s government.

The Measures on the Grant of State-Owned Land Use Rights through Competitive Bidding, Auction and Listing-for-Sale of Jiangsu Province, promulgated on May 19, 2003 and effective as of July 1, 2003, provides that the land price for grant of state-owned land use rights by means of competitive bidding, auction and listing-for-sale will be fixed by the local land authority after an institution qualified for land valuation has carried out the valuation according to the technical guidelines issued by the central and provincial governments.

The Measures of Anhui Province for Implementation of the Land Administration Law, promulgated on December 20, 1987 and amended on June 26, 2004, provides that the grant, capital contribution, transfer and mortgage of state-owned land use rights involving land price valuation will be evaluated by an institution qualified for land valuation and report to the relevant land administration for filing.

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

Under the Regulations on Administration of Development of Urban Real Estate, or Development Regulation, promulgated by the State Council on and effective as of July 20, 1998, a real estate development enterprise must satisfy the following requirements:

•	has a registered capital of not less than RMB1 million; and

•	has four or more full time professional real estate/construction technicians and two or more full time accounting officers, each of whom must hold the relevant qualifications.

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

Local Regulations on Establishment of a Real Estate Development Enterprise

Under the Regulations on Administration of Development of Urban Real Estate of Henan Province promulgated on May 31, 2002 by the Standing Committee of Henan People’s Congress and amended on January 24, 2005, a real estate development enterprise must satisfy the following requirements:

•	has a registered capital of not less than RMB2 million; and

•	has five or more full time professional real estate/construction technicians and two or more full time accounting officers, each of whom must hold the required qualifications.

Regulations on Foreign Invested Real Estate Enterprise

Industrial Restriction

Under the Catalogue of Industries for Guiding Foreign Investment, promulgated on October 31, 2007 jointly by the MOFCOM and the NDRC and effective as of December 1, 2007, the development of whole land lot which is to be operated only by sino-foreign equity joint ventures or co-operative joint ventures, the construction and operation of high-end hotels, villas, premium office buildings, international conference centers and large-scale scheme parks, and the real estate intermediary services and second transaction market fall within the category under which foreign investment is restricted. The construction and operation of golf course falls within the category under which foreign investment is forbidden. The development and construction of ordinary residential properties was removed from the “encouraged” category of investments and, together with other types of real estate-related business, is not specifically mentioned in the catalogue. We have been advised by our PRC counsel that this means that they continue to be permitted by the MOFCOM and the NDRC.

Xinyuan (China) Real Estate, Ltd. is a wholly foreign owned enterprise and targets the development of ordinary residential properties in which foreign investment is permitted.

Circular No. 171

Considering the increasing foreign investment in the real estate industry in recent years, the MOHURD, the MOFCOM, the NDRC, the PBOC, the SAIC, and the SAFE jointly promulgated the Opinion on the Regulation of Entry and Administration of Foreign Investment in the Real Estate Market, or Circular No. 171, on July 11, 2006, which may impact foreign investment in the real estate industry in the following areas:

•

Circular No. 171 requires a foreign invested real estate enterprise, or FIREE, with total investments equating to or exceeding US$10 million to have a registered capital consisting of no less than 50% of its total amount of investment. FIREEs with total investments below US$10 million must have a registered capital in amounts pursuant to and consistent with existing regulations.

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

•

foreign investors which merge with domestic real estate development enterprises by share transfers or other methods, or which acquire the equity of a PRC party in joint venture enterprises, must allocate their employees appropriately, deal with bank debts and settle the lump sum payment of the transfer price through self-owned funds. However, a foreign investor with an unfavorable record may not be allowed to conduct any of the aforesaid activities.

•

FIREEs which have not paid up their registered capital fully, or have failed to obtain a land use rights certificate, or which have under 35% of the total capital required for the project, will not be allowed to obtain a loan in or outside China, and foreign exchange administration departments will not approve any settlement of foreign loans by such enterprises.

•	any sino or foreign investors in an FIREE may not guarantee fixed profit returns or provide other arrangements to the same effect for any party in any form.

Circular No. 50

On May 23, 2007, the MOFCOM and the SAFE issued the Notice on Further Strengthening and Standardizing the Approval and Administration of Foreign Direct Investments in Real Estate Enterprises, or Circular No. 50, which will have a significant impact on foreign investments in the PRC real estate sector. Some of the key developments in this area are as follows:

•	the local governments/authorities that approve FIREE establishments are now required to file such approvals with the MOFCOM;

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

•

a foreign invested enterprise that intends to engage in real estate development, or an existing FIREE which intends to undertake a new real estate development project, must first apply to the relevant authorities for such business scope and scale expansion in accordance with laws and regulations on foreign investments.

Circular No. 130

On July 10, 2007, the SAFE promulgated the Notice on Publicity of the List of 1st Group of Foreign Invested Real Estate Projects Filed with the MOFCOM , which is a strict embodiment and application of Circular No. 50, under which some notices will have a significant impact on offshore financings of FIREEs. Some of the key developments in this area are as follows:

•

an FIREE which has obtained an FIEAC (including new establishment and registered capital increase) and filed with the MOFCOM after June 1, 2007 may not incur foreign debt or convert loans in foreign currency into RMB; and

•

an FIREE which obtains an FIEAC after June 1, 2007 but fails to file with the MOFCOM after June 1, 2007, may not conduct a foreign exchange registration nor a foreign exchange conversion of its registered capital.

Circular No. 23

Under the Circular on Properly Conducting Filing for the Record for Foreign Investment in the Real Property Sector, or Circular No. 23, promulgated by the MOFCOM on June 18, 2008 and effective as of July 1, 2008, the MOFCOM delegated to its provincial branches the review of filing records in relation to FIREE’s establishment, capital increase, equity transfer, merger and acquisition, etc. Under Circular No. 23, the local branches of the MOFCOM submit all the application documents that were previously required to be filed with the MOFCOM to the aforesaid provincial branches of the MOFCOM for review. Within five days of receipt of the MOFCOM’s request, the provincial branches of the MOFCOM that have reviewed such filings must submit all of the aforementioned materials to the MOFCOM.

Notwithstanding the above, Circular No. 23 does not de-regulate the Chinese real estate market. The previous material requirements for granting approval under Circular No. 171 and Circular No. 50 still apply.

Regulations on Qualifications of Developer

Under the Rules on the Administration of Qualifications of Real Estate Developers promulgated on March 29, 2000 by the MOHURD and effective as of March 29, 2000, a developer must apply for registration of its qualifications. An enterprise may not engage in the development and sale of real estate without a qualification classification certificate for real estate development.

In accordance with the above rules, developers are classified into four classes: class I, class II, class III and class IV. A developer that passes the qualification examination will be issued a qualification certificate of the relevant class by the relevant construction authority.

A developer of any qualification classification may only engage in the development and sale of real estate within its approved scope of business and may not engage in business of another classification. A class I developer is not restricted as to the scale of the real estate projects to be developed and may undertake real estate development projects anywhere in the country. A developer of class II or lower may only undertake projects with a gross area of less than 250,000 square meters and the specific scope of business must be as confirmed by the local construction authority.

Under the Development Regulations, real estate administration authorities examine all applications for the registration of the qualifications of a developer when it reports its establishment, by considering its assets, professional personnel and business results. A developer may only undertake real estate development projects in compliance with the approved qualification registration.

After a newly established developer reports its establishment to the real estate administration authority, the latter will issue a temporary Qualification Certificate to the eligible developer within 30 days of its receipt of the above report. The developer must apply for the qualification classification by the real estate administration authority within one month before expiry of the temporary Qualification Certificate.

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

Henan Xinyuan Real Estate Co., Ltd. is classified as a class I developer. Xinyuan (China) Real Estate, Ltd. is classified as a class II developer. Suzhou Xinyuan Real Estate Development Co., Ltd., Shandong Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate (Chengdu) Co., Ltd., Henan Wanzhong Real Estate Co., Ltd., Anhui Xinyuan Real Estate Co., Ltd., and Kunshan Xinyuan Real Estate Co., Ltd. hold temporary qualifications.

Regulations on Development of a Real Estate Project

Commencement of a Real Estate Project and the Idle Land

Under the Urban Real Estate Law, those who have obtained the land use rights through grant must develop the land in accordance with the terms of use and within the period of commencement prescribed in the contract for the land use rights grant.

According to the Measures on Disposing Idle Land promulgated by the MLR and enforced on effective as of April 28, 1999, with regards to the land for a real estate project which is obtained by grant and is within the scope of city planning, if the construction work has not been commenced within one year upon the commencement date as set forth in the land use rights grant contract, a surcharge on idle land equivalent to less than 20% of the grant premium may be levied; if the construction work has not been commenced within two years, the land can be confiscated without any compensation, unless the delay is caused by force majeure, or the acts of government or acts of other relevant departments under the government, or by indispensable preliminary work.

Planning of a Real Estate Project

The Law of the PRC on Urban and Rural Planning, promulgated by the National People’s Congress on October 28, 2007 and effective as of January 1, 2008, replacing the previous City Planning Law of the PRC, provides that a developer who has obtained land use rights by grant must, after obtaining approval for a construction project and signing a land use rights grant contract, apply to the city planning authority for the Permit for Construction Site Planning

It further provides that a developer who has a proposed construction project within the planning area of a city or town must, after obtaining a Permit for Construction Site Planning, prepare the necessary planning and design work, and submit the detailed planning and design report, together with the land use rights certificate, to the city planning authority or the town government designated by the provincial government, and apply for the Permit for Construction Work Planning.

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

Construction of a Real Estate Project

According to the Measures for the Administration of Construction Permits for Construction Projects promulgated by the MOHURD on October 15, 1999 and amended and effective as of July 4, 2001, after obtaining the Permit for Construction Work Planning, a developer must apply for a Construction Permit from the relevant construction authority.

Completion of a Real Estate Project

According to the Development Regulations and the Interim Provisions on the Acceptance Examination Upon the Completion of Construction Work and Municipal Infrastructure promulgated on June 30, 2000 by the MOHURD and effective as of June 30, 2000, and the Interim Measures for Reporting Details Regarding Acceptance Examination Upon Completion of Construction Work and Municipal Infrastructure promulgated on April 7, 2000 by the MOHURD and effective as of April 7, 2000, a real estate project must comply with the relevant laws and other regulations, requirements on construction quality, safety standards and technical guidance on survey, design and construction work, as well as provisions of the relevant construction contract. After the completion of works for a project, the developer must apply for an acceptance examination to the construction authority and must also report details of the acceptance examination to the construction authority. A real estate development project may only be delivered after passing the acceptance examination.

Regulations on Sale of Commodity Properties

Under the Measures for Administration of Sale of Commodity Properties promulgated by the MOHURD on April 2001, the sale of commodity properties can include both pre-completion and post-completion sales.

Pre-completion Sales

In accordance with the Measures for the Administration of Pre-completion Sale of Commodity Properties, or Pre-completion Sale Measure, promulgated in November 1994 by the MOHURD and amended on July 20, 2004, a developer intending to sell a commodity building before its construction work’s completion must attend to the necessary pre-completion sale registration with the real estate administration authority of the relevant city or county to obtain a Permit for Pre-completion Sale of Commodity Properties.

Commodity properties may only be sold before completion if:

•	the grant land premium has been paid in full for the grant of the land use rights involved and a land use rights certificate has been obtained;

•	a permit for construction work planning and a construction permit have been obtained;

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

The Regulations on Administration on Urban Real Estate Transaction of Anhui Province, promulgated on May 29, 2000 and effective as of December 1, 2000, provides that the development enterprises which have obtained a permit for pre-completion sale of commodity properties must file with the real estate administrative authority of the relevant city or county pre-sale contracts entered into with customers.

Management of Proceeds from Pre-sales of Properties

The Pre-completion Sale Measures also provide that the proceeds obtained by a real estate developer from the advance sale of commodity properties must be used for the construction of the relevant projects. The specific measures for the supervision of proceeds from the pre-sale of commodity properties are formulated by the real estate administration authorities.

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

In accordance with the Implementing Opinions on Strengthening the Management of Pre-sale of Urban Commodity Properties, promulgated by the People’s Government of Sichuan Province on March 23, 2000, the proceeds from pre-sales of properties must be deposited in a special bank account opened by the developers, may only be used for the relevant construction work and may not be used for other purposes. The relevant banks monitor the use of the proceeds of pre-sales and ensure that the proceeds are used in the designated way.

Post-completion Sales

In accordance with the Measures for Administration of Sale of Commodity Properties promulgated by the MOHURD on April 4, 2001, commodity properties may be put up for post-completion sale only when the following preconditions for such sale have been satisfied:

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

Prior to a post-completion sale of a commodity property, a real estate developer is required to submit the Real Estate Development Project Manual and other documents showing that the preconditions for a post-completion sale have been fulfilled to the real estate development authority.

Regulations on Property Ownership Certificates

Under the Sale Measures, the developers must submit the documents relating to the application for property ownership certificates to the local real estate administration authorities within 60 days after the delivery of the property to customers. The developers are required to assist customers in applying for amendments in the procedures for land use rights and registration procedures for property ownership.

In accordance with the Pre-completion Sale Measures, the purchasers must apply for property ownership certificates to the local real estate administration authorities within 90 days after the delivery of pre-sale property to purchasers. The developers are required to assist and provide the purchasers with necessary verifying documents. Where the purchasers fail to obtain the property ownership certificates within 90 days thereafter due to the developer’s fault, unless otherwise provided between the developers and the purchasers, the developers will be liable for the breach of contract.

Regulations on Transfer, Mortgage and Lease

Transfer

According to the Urban Real Estate Law and the Provisions on Administration of Transfer of Urban Real Estate promulgated on August 7, 1995 by the MOHURD and amended on August 15, 2001, a real estate owner may sell, bequeath or otherwise legally transfer real estate to another person or legal entity. When transferring a building, the ownership of the building and the land use rights to the site on which the building is situated are transferred as well.

The parties to a transfer must enter into a real estate transfer contract in writing and register the transfer with the real estate administration authority having jurisdiction over the location of the real estate within 90 days of the execution of the transfer contract.

Where the land use rights were originally obtained by grant, the real property may only be transferred if:

•	the grant premium has been paid in full for the grant of the land use rights as provided by the grant contract and a land use rights certificate has been obtained; and

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

Mortgages of Real Estate

Under the Urban Real Estate Law and the Security Law of the PRC promulgated by the Standing Committee of the National People’s Congress on June 30, 1995 and effective as of October 1, 1995, and the Measures on the Administration of Mortgage of Buildings in Urban Areas promulgated by the MOHURD in May 1997 and amended on August 15, 2001, when a mortgage is created on the ownership of a building on state-owned land legally obtained, a mortgage will be simultaneously created on the land use rights of the land on which the building is erected. Land use rights occupied by the properties will also be mortgaged at the same time. The mortgager and the mortgagee sign a mortgage contract in writing. Within 30 days after a real estate mortgage contract has been signed, the parties to the mortgage must register the mortgage with the real estate administration authority in the city where the real estate is situated. A real estate mortgage contract will become effective on the date of registration of the mortgage. If a mortgage is created on the property placed on pre-sale or which is still undergoing construction, the registration authority will, when registering the mortgage, record such details on the mortgage contract. If the construction of the property is completed during the term of a mortgage, the parties involved will have to re-register the mortgage after the issuance of the relevant certificates evidencing the rights and ownership to the real estate.

Lease

Under the Urban Real Estate Law and the Measures for Administration of Leases of Buildings in Urban Areas promulgated by the MOHURD on April 28, 1995 and effective as of June 1, 1995, the parties to a lease of a building are required to enter into a lease contract in writing. When a lease contract is signed, amended or terminated, the parties must register the details with the real estate administration authority in which the building is situated.

Regulations on Real Estate Financing

Under the Notice of the People’s Bank of China on Regulating Home Financing Business promulgated by the PBOC on June 19, 2001, all banks must comply with the following requirements prior to granting residential property loans, individual home mortgage loans and individual commercial flat loans:

•

Housing development loans from banks may only be granted to real estate development enterprises with approved development qualifications and high credit ratings. Such loans will be offered to residential projects with good market potential. The borrowing enterprise must provide capital of no less than 30% of the total investment required of the project, and the project itself must have been issued with a land use rights certificate, a permit for construction site planning, a permit for construction work planning and a construction permit.

•

In respect of the grant of individual commercial flat loans, the mortgage ratio for such application may not exceed 60%, with a maximum loan period of 10 years and on the condition that the subject commercial properties have already been completed.

The Circular on Further Strengthening the Management of Loans for Property Business, promulgated on June 5, 2003 by the PBOC, specifies that Commercial banks may not grant loans to property developers for the purposes of paying for the land premium.

The Guidance on Risk Management of Property Loans of Commercial Banks, issued by China Banking Regulatory Commission on September 2, 2004, provides that any developer applying for real estate development loans must have at least 35% of the capital funds required for the development.

The Opinion of MOHURD and Other Departments on Adjusting the Housing Supply Structure and Stabilizing the Property Prices, issued on May 24, 2006 by the State Council, provides that:

•

to tighten the control of advancing loan facilities, commercial banks are not allowed to advance their loan facilities to developers who do not have the required 35% or more of the total capital for the construction projects. The commercial banks should be prudent in granting loan facilities and/or revolving credit facilities in any form to the developers who have a large number of idle land parcels and unsold commodity properties. Banks may not accept mortgages of commodity properties remaining unsold for more than three years;

•

from June 1, 2006 and onward, purchasers are required to pay a minimum of 30% of the purchase price as down payment for self-use purposes. However, if purchasers purchase apartments with a floor area of less than 90 square meters for self-use, the existing requirement of 20% of the purchase price as down payment remains unchanged.

The Circular on Strengthening the Management of Commercial Real Estate Credit Facilities, issued on September 27, 2007 by the PBOC and China Banking Regulatory Commission, as supplemented on December 5, 2007, provides that:

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

•

the minimum down payment for any purchase of a commercial property is 50% of the purchase price, and the interest rate for bank loans of such purchase may not be less than 110% of the PBOC benchmark rate, for a term of no more than 10 years.

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

On October 22, 2008, the PBOC issued the Circular on Further Decreasing the Loan Interest Rate for Non-Welfare Residential Property and Other Relevant Issues. This provides that, as of October 27, 2008, the lowest applicable loan interest rate for non-welfare residential property is reduced to 70% of the benchmark interest rate and the lowest applicable down payment ratio for such property is reduced to 20% of the total purchase price. Financial institutions must determine the applicable loan interest rate and down payment ratio for non-welfare residential property in accordance with the following factors: (i) whether the borrower is purchasing a property for the first time; (ii) whether the borrower is purchasing the property for his own use; (iii) whether the property purchased is an ordinary residential property; and (iv) risk factors including the borrower’s credit records and payment ability.

On October 22, 2008, the Ministry of Finance and the State Administration for Taxation jointly issued the Circular on the Adjustment of Property Transaction Tax. This provides that, from November 1, 2008:

•

the deed tax imposed on individuals who are purchasing ordinary residential properties for the first time will be decreased to 1% of the purchase price, provided that the unit GFA of the property is no more than 90 square meters;

•	individuals who are purchasing or selling ordinary residential properties will be exempt from stamp tax; and

•	individuals who are selling ordinary residential properties will be exempt from land appreciation tax.

On December 20, 2008, the General Office of the State Council issued Several Opinions on Promoting the Sound Development of the Real Estate Market, or Opinions No. 131, which took effect on the same date. In order to boost real estate sales, Opinions No. 131 provides preferential support in relation to loan interest and down payment ratios for certain residents purchasing a second property for the purpose of improving their living conditions. Under Opinions No. 131, when purchasing a second property to improve their living conditions, residents who have already purchased, with mortgages, an “ordinary property for self-use” that is smaller than the average size in their locality, may enjoy the preferential loan interest and down payment ratio available to first-time purchasers of residential property.

The Circular on Business Tax Policy for Individuals Transferring Property, issued on December 29, 2008 by the Ministry of Finance and the State Administration for Taxation, provides that:

•	from January 1, 2009 to December 31, 2009, individuals who sell non-ordinary residential properties that they had bought in the past two years will be liable for business tax;

•

individuals who sell non-ordinary residential properties they had bought two or more years ago or sell ordinary houses they had bought in the past two years will be liable for business tax on the revenue from the sale, minus the original purchase price; and

•	individuals who sell ordinary residential properties they had bought two or more years ago will be exempt from business tax.

The Circular of the State Council on Adjusting the Proportions of Capital Funds in Fixed Asset Investment Projects, issued on May 25, 2009, provides that:

•

in respect of welfare property and ordinary non-welfare residential property development projects, the minimum proportion of capital funds is 20% of the total investment required for such projects and for any other property development projects the minimum proportion of capital funds is 30%;

•

prior to construction, financing institutions will thoroughly examine and assess the capital funds held by developers, the possible outcome of the investment, and the potential risks of the loan and then determine the grant and loan amount with reference to the aforesaid minimum proportions of capital funds.

Regulations on Housing Supply and Improving the Healthy Development of the Real Estate Market

The Opinion of the MOHURD and Other Departments on Adjusting the Housing Supply Structure and Stabilizing Property Prices provides the following:

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

The Environmental Impact Assessment Law, promulgated by the National People’s Congress on October 28, 2002 and effective as of September 1, 2003, provides that if the environmental impact assessment documents of a construction project have not been examined by the relevant environmental protection administrations or are not approved after examination, the authority in charge of examination and approval of the project may not approve construction on the project, and the construction work unit may not commence work.

On July 6, 2006, the State Environmental Protection Administration issued its Circular on Strengthening the Environmental Protection Examination and Approval and Strictly Controlling New Construction Project, which provides for stringent examination and approval procedures for various real estate development projects. It also stipulates that no approvals may be issued for new residential projects or extensions in industry development zones, areas impacted by industrial enterprises or areas where such development poses potential harm to residents’ health.

Regulations on Property Management

The Property Management Rules, amended by the State Council on August 26, 2007 and effective as of October 1, 2007, provide that property owners have the right to appoint and dismiss property service enterprises (formerly known as property management enterprises). The rules also establish a regulatory system for property service enterprises, which encompasses the following regulations:

•

the Measures for the Administration of Qualifications of Property Service Enterprises (formerly known as the Measures for the Administration of Qualifications of Property Management Enterprises ) amended by the MOHURD and effective as of November 26, 2007, provide that property service enterprises must apply to the local branch of the MOHURD and undertake a qualification examination to obtain a Property Service Qualification Certificate. A property service enterprise must pass the Property Service Qualification (formerly known as the Property Management Qualification), or PSQ examination, in order to engage in property management. Property service enterprises are classified as Class I, II or III. Different classes of service enterprises have different establishment requirements and may manage different types of premises.

•

the Provisional Measures on the Administration of Initial Property Management Bid-inviting and Bidding, promulgated on June 26, 2003 by the MOHURD, provide that prior to the selection of the Property Owners’ Committee, or the POC, the property developer will select a property management enterprise to provide property management services.

•

the NDRC and the MOHURD jointly promulgated the Rules on Property Management Service Fees on November 13, 2003, which provide that property management fees will be determined by mutual consent between the POC and the property management enterprise, and set forth in writing in the property management service contract.

Henan Xinyuan Property Management Co., Ltd. is a Class I property management company. It does not manage any property outside Zhengzhou.

Regulations on Urban Landscaping Services

The Regulations Regarding Urban Landscape promulgated on June 22, 1992 by the State Council and the Measures on Administration of Qualifications of Urban Landscaping Enterprises promulgated on July 4, 1995 provide the following:

•	any enterprise that wishes to provide landscaping services must apply to the MOHURD’s local branch for an urban landscaping qualification, or ULQ, certificate; and

•

if a landscaping enterprise wishes to provide landscaping service outside the province where it is registered, it must establish branches in such locales and submit its original ULQ certificate for filing with the MOHURD’s respective local branch.

Local Regulations on Urban Landscaping Services

On August 7, 2006, the Construction Bureau of Henan promulgated the Implementation Measures on the Administration of Qualifications of Urban Landscaping Enterprise in Henan . These measures require a newly-established landscaping enterprise to apply to the local construction administration for a temporary Class III qualification. The requirements for a temporary Class III qualification are the same as for a Class III qualification (except no requirement for experience). A temporary Class III qualification is valid for two years, after which, the local construction administration authority will issue a Class III qualification if the enterprise successfully passes an examination. Otherwise, the local construction administration authority will extend the temporary qualification term or withdraw the temporary Class III qualification. A ULQ certificate is subject to an annual inspection by the local construction administration authorities.

Zhengzhou Mingyuan Landscape Engineering Co., Ltd. is now a Class III urban landscaping service company. Its qualification will expire in May 2013.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of June 2009.

(1)	The other shareholders of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. are Zhengzhou General Construction Investment Company (50%) and Zhengzhou Jiantou Project Consulting Co., Ltd. (5%).

(2)	Henan Xinyuan Real Estate Agency Co., Ltd. has been liquidated. Zhengzhou Xinxi Architectural Decoration Engineering, Ltd. and Zhengzhou Xinfu Landscape Engineering Co., Ltd. have been liquidated. Their wholly owned subsidiaries, respectively, Zhengzhou Wanzhong Architectural Decoration Engineering Co., Ltd., and Zhengzhou Huating Landscape Engineering Co., Ltd. have also been liquidated.

(3)	Since December 31, 2008, we have established two companies: Beijing Xinyuan Heju Construction Material Co., Ltd. and Xinyuan Renju (Beijing) Asset Management Co., Ltd. in China.

D.	Property, plants and equipment

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

Overview

In 2008, we delivered aggregate GFA of 519,100 square meters versus 370,105 square meters in 2006 and 513,878 square meters in 2007. Our net revenues increased from US$142.4 million in 2006 to US$309.7 million in 2007 and to US$ 356.6 million in 2008. Our net income increased from US$16.1 million in 2006 to US$45.7 million in 2007, representing net margin of 11.3% and 14.7%, respectively. In the year ended December 31, 2008, we reported a net loss of US$(23.6) million, representing a net margin of (0.7%).

We have expanded our business and operations significantly during the three years ended December 31, 2008. The number of projects we had under construction has increased from four projects with total GFA of 535,733 square meters as of December 31, 2005 to ten projects with total GFA of 1,969,420 square meters as of December 31, 2008. Two projects with total GFA of 483,522 square meters were under planning as of December 31, 2008. Since 2006, we have expanded our operations outside of Zhengzhou and we are currently developing and planning projects in six Tier II cities. As a result of this expansion, our capital investment and financing needs have grown. Moreover, our operating expenses have increased as a result of this expansion, particularly because of the need to recruit more personnel and acquire office space as we expand into new cities. To better manage and support our geographical expansion, we relocated our corporate headquarters to Beijing in the first half of 2008. While operating expenses have increased by 66.4% in 2008, we expect our operating expenses to decrease in 2009 due to implementation of cost control measures, headcount reduction and lower demand for professional services.

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

Economic growth and demand for residential property in China

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the Tier II cities where we operate. Sales of our residential units have been strong and 99.7% of the units in our completed projects have been sold as of December 31, 2008. Although we have experienced demand softness since fourth quarter of 2008, we expect continuing economic growth in China, rising disposable income levels and population growth in Tier II cities to support demand for residential properties, including our residential units, over the next few years, partially due to recent measures taken by the PRC government to stimulate the real estate sector.

PRC government policies and regulations

Our business and results of operations are significantly affected by PRC government policies and regulations, particularly those that relate to land sales and development, project and consumer financing, property sales and transfers, property taxation and residential property prices.

Since 2004, due to concerns that investment in the PRC property market may become excessive, the PRC government introduced a series of measures to curb speculative investments in the property market, regulate real estate project lending and promote the development of more low-and mid-priced housing. These policies have included, among others, clarification of the measurement and enforcement of LAT, 40% minimum down payment for any purchase of second or subsequent residential property, the increase of the loan interest rate for such purchases to no less than 110% of the benchmark interest rate, the tightening of money supply and the lifting of bank lending rates. However, due to the financial crisis beginning in late 2008, the PRC government has introduced an offsetting stimulus package, which included the reduction of deed taxes for first-time purchasers of ordinary residential property of less than 90 square meters, the waiver of stamp duty fees for individuals who are purchasing or selling ordinary residential properties, and the exemption of land appreciation tax for individuals who are selling ordinary residential properties, among other benefits.

We believe it is in the government’s interest to stabilize the market, and the PRC government has reiterated that the real estate industry is a mainstay industry for China. The urbanization process and the continuous increase of disposable income will continue to bolster the long-term growth of China’s real estate market, so we expect that the government will continue introduce policies that will aid such growth.

Moreover, a substantial portion of our customers depend on mortgage financing to purchase our properties. Although government policies have generally fostered the growth of private home ownership, regulations have been adopted in recent years to tighten and then loosen mortgage lending rules. For example, the minimum down payment required for residential properties of 90 square meters or more was increased from 20% to 30% of the purchase price in 2006. In September 2007, the minimum down payment for any second or subsequent purchase of residential property was increased to 40% of the purchase price where the purchaser had obtained a bank loan to finance the purchase of his or her first property. Moreover, the interest rate for bank loans of such purchase may not be less than 110% of the PBOC benchmark rate of the same term and category. The down payment and mortgage loan rate policies have started being loosened by the PRC government as a result of the financial crisis. For example, as of October 27, 2008, the lowest applicable loan interest rate for non-welfare residential property is reduced to 70% of the benchmark interest rate and the lowest applicable down payment ratio for such property is reduced to 20% of the total purchase price. Under Opinions No. 131, effective as of December 20, 2008, when purchasing a second property to improve their living conditions, residents who have already purchased, with mortgages, an “ordinary property for self-use” that is smaller than the average size for their locality are entitled to the preferential loan interest and down payment ratio available to first-time purchasers of residential property. The down payment ratio, the loan interest rate and the size of mortgage financing are important factors that affect our results of operations.

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

Availability and cost of financing

Like other property developers, we require substantial capital investment for the acquisition of land use rights and the construction of our projects. Our ability to secure financing for such purposes affects the number of projects we are able to develop at any time. In November 2007, the CBRC provided policy guidelines to PRC banks and Chinese subsidiaries of foreign banks that loans outstanding at December 31, 2007 should not exceed the level of outstanding loans as of October 31, 2007. This lending freeze may limit our ability to access additional loans or to roll over existing loans as they mature, and may also prevent or delay potential customers’ ability to secure mortgage loans to purchase residential properties. In addition, PRC authorities have raised the reserve requirement ratio several times since January 2007, which stood at 17.5% on June 25, 2008, up from 9.5% on January 15, 2007. In the wake of the global financial and economic crisis, the reserve requirement ratio has been decreased several times by the PBOC since late 2008, thus impacting the total amount of bank loans available to the real estate industry. These changes in the availability of bank loans may affect our ability to obtain sufficient funding from banks to finance our business expansion.

The cost of our financing also affects our operating results. We typically obtain bank borrowings for up to 65% of our land use rights cost to fund project development after we receive required permits. Interest rates on our commercial bank borrowings vary and are linked to benchmark lending rates published by the PBOC. The PBOC decreased the benchmark lending rate five times in 2008. For instance, the one-to-three-year benchmark lending rate was decreased from 7.29% on September 16, 2008 to 5.40% per annum on December 23, 2008. We expect that the interest rate may continue to decrease in 2009. In 2007, we issued US$75 million principal amount of floating rate notes, which bear interest at a variable rate based on LIBOR plus 6.8% per annum, and US$25 million principal amount of convertible notes, which bear interest at 2% per annum. We expect our interest costs to fluctuate in future periods as a result of changes in interest rates and our outstanding borrowing.

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

Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites in Tier II cities increases, the auction mechanism tends to lead to higher market-clearing prices, which has led to increasing land use rights costs. In 2006, 2007 and 2008, land use rights costs, including auction price and taxes, constituted 30.0%, 47.1%, and 44.9%, respectively, of our cost of revenue. We have noted that land use rights costs have stabilized in the Tier II cities where we have operations due to softness in the market since the fourth quarter of 2008. Nonetheless, the higher prices for certain parcels of land we acquired in 2007 have led to a decrease in our profit margins.

Increases in the price of raw materials and labor costs

We outsource the design and construction of our property developments to third-party service providers. Our third-party contractors are responsible for providing labor and procuring a majority of the raw materials used in our project developments. Our construction contracts typically provide for fixed or capped payments, but the payments are subject to changes in certain cases, such as changes in government-suggested steel prices. The increase in labor costs and the price of raw materials like steel could result in an increase in our construction costs. In 2008, for instance, the average price of steel increased approximately 28% from January to August, then dropped 36% from August to December. In addition, the increase in the price of raw materials, such as cement, concrete blocks and bricks, in the long run could be passed on to us by our contractors, which could increase our construction cost. Any input cost increase could reduce our earnings to the extent we are unable to pass these increased costs to our customers.

Our execution capability to support business expansion

Since 2006, we have been expanding our residential property development operations from Zhengzhou into other Tier II cities, including Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, and Suzhou and Kunshan in Jiangsu Province. We plan to expand into other Tier II cities as suitable opportunities arise. The development of real estate projects outside Zhengzhou will impose significant demands on our management and other operational resources. Moreover, we will face additional competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of these Tier II cities has its own market conditions, customer requirements and local regulations related to the real estate industry. The success of our business expansion depends on our ability to develop, market and deliver quality development projects on time. The progress and costs for a development project can be adversely affected by many factors, such as delays in obtaining necessary licenses, permits or approvals from relevant government authorities, failure by local contractors to comply with our designs, specifications or standards, and disputes with our third-party contractors. For instance, we are not permitted to commence pre-sales until we have completed certain stages of the construction progress for a project. Any significant delay in construction could restrict our ability to pre-sell our properties, which could extend the recovery period for our investments. This, in turn, could have an adverse effect on our cash flow, investment returns and financial position.

Operating Results

Revenues

Our revenues are derived mainly from the development and sale of real estate. In addition, we generate a small percentage of revenue from leasing ancillary facilities and residential units in certain of our residential developments, as well as from the provision of related services, including property management and real estate agency services.

	Year Ended December 31,
	2006		2007		2008
	US$	%	US$	%	US$	%
	(US$ in thousands, except for percentages)
Real estate sales	141,578	99.5	305,668	98.7	352,181	98.8
Real estate leasing	204	0.1	339	0.1	379	0.1
Other revenue	585	0.4	3,718	1.2	4,072	1.1
Total revenues	142,367	100.0	309,725	100.0	356,632	100.0

Real Estate Sales

Real estate sales represent revenues from the sales of residential properties we develop. Throughout this annual report, real estate sales are stated net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$8.3 million, US$18.0 million and US$21.3 million, for 2006, 2007 and 2008, respectively.

Historically we recognized most of our projects under the full accrual method. In 2006, we recognized revenues from two projects, Zhengzhou Central Garden-East and Zhengzhou Central Garden-West, under the percentage of completion method. In 2007, we recognized revenues from six additional projects, Suzhou Lake Splendid, Jinan Elegant Scenery, Zhengzhou Commercial Plaza, Suzhou Colorful Garden, Hefei Wangjiang Garden and Shandong International City Garden, under the percentage of completion method. In the year ended December 31, 2008, we recognized revenue from four additional projects, Henan Colorful Garden, Suzhou International City Garden, Chengdu Xinyuan Splendid Phase I, and Kunshan International City Garden, under the percentage of completion method. The full accrual method was applied to the remainder of our projects.

Real Estate Leasing

Real estate leasing revenues represent the income from the rental of ancillary facilities, including kindergarten, elementary school, clubhouse and parking facilities, in a number of our developments. We also lease a small number of residential units owned by us.

Other Revenue

Other revenue consists primarily of fees received for our property management services, real estate agency services, landscaping and computer network engineering and other real estate related services that we provide to residents and purchasers of our residential units.

Cost of Revenues

The following table sets forth a breakdown of our cost of revenues for the periods indicated.

	Year Ended December 31,
	2006		2007		2008
	US$	%	US$	%	US$	%
	(US$ in thousands, except for percentages)
Cost of real estate sales
Land use rights costs	32,439	30.0	97,946	47.1	160,297	44.9
Construction costs	74,828	69.2	107,264	51.5	136,999	38.4
Impairment charges	—		—		55,004	15.4

Total	107,267	99.2	205,210	98.6	352,300	98.7
Cost of real estate leasing	442	0.4	655	0.3	583	0.2
Other costs	486	0.4	2,270	1.1	4,098	1.1

Total costs of revenues	108,196	100.0	208,135	100.0	356,981	100.0

Cost of Real Estate Sales

Cost of real estate sales consist primarily of land use rights costs and construction costs. Impairment charges, if any, are also recorded under cost of real estate sales. Cost of real estate sales are capitalized and allocated to development projects using the specific identification method. When the full accrual method of revenue recognition is applied, costs are recorded based on the ratio of the sales value of the relevant units completed and sold to the estimated total project sales value, multiplied by the estimated total project costs. When the percentage of completion method of revenue recognition is applied, capitalized costs are released to our statement of operations based on the completion progress of a project.

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

Construction costs. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for fixed or capped payments which cover substantially all labor, materials, fittings and equipment costs, subject to adjustments for some types of excess, such as design changes during construction or changes in government-suggested steel prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$1.5 million, US$11.3 million and US$32.2 million, for 2006, 2007 and 2008, respectively.

Impairment charges. When the profitability of a current project deteriorates, the sales pace significantly declines, or some other factor indicates a possible impairment in the recoverability of the assets, the asset is reviewed for impairment by comparing the estimated future undiscounted cash flows for the project to its carrying value. If the estimated future undiscounted cash flows are less than the asset’s carrying value, the asset is written down to its estimated fair value. We determine estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, we use various factors such as: a) the expected pace at which the planned number of units will be sold. This is based on competition within the market, historical sales rates of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; b) the estimated net sales prices expected to be attained based on the current market conditions, as well as any estimated increases in future sales prices based upon projected rate of unit sales, estimated time gap between presale and expected delivery, the impact of government incentives, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; and c) the expected costs to be expended in the future, including, but not limited to, land and land development, home construction, construction overheads, sales and marketing, sales taxes and interest costs.

Our determination of fair value requires discounting the estimated cash flow at a rate commensurate with the inherent risk associated with the assets and related estimated cash flow. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows. In the 2008, Suzhou International City Garden was the only unprofitable project subject to recognition of impairment.

Cost of Real Estate Leasing

Our cost of real estate leasing consists primarily of depreciation expenses and maintenance expenses associated with the leased properties. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of our properties held for lease are 20 years.

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

As of December 31, 2008, we employed 132 full time sales and marketing personnel. We expect our selling and marketing expense to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

•	staff salaries and benefits, including stock-based compensation;

•	traveling and entertainment expenses;

•	professional fees, such as audit and legal fees; and

•	other expenses.

As a result of our public offering, we have incurred substantial fees for legal, accounting, Sarbanes-Oxley compliance, and other consulting services. While we expect the cost of these services to continue in the future, we expect them to be lower than in 2008 when intensive implementations were underway. We have also incurred expenses to improve our enterprise resource management system and internal controls.

Interest Income

Interest income represents interest earned on our bank balances.

Interest Expenses

Interest expenses include (i) interest paid on our bank borrowings and other indebtedness, including our floating rate notes and convertible notes issued in April 2007, (ii) amortization of warrants and debt issuance cost, (iii) accretion of discount from embedded derivatives and (iv) change in fair value of embedded derivatives, all net of amounts capitalized to construction costs. The floating rate notes bear interest at the adjustable annual rate of six-month LIBOR plus 6.8%, while the convertible notes bear interest at the fixed annual rate of 2%. The rates of interest payable on our floating rate notes are variable. Interest rates on our bank borrowings, all of which are granted by PRC commercial banks and denominated in RMB, are typically variable and linked to benchmark rates published by PBOC. As of December 31, 2008, the PBOC benchmark rate for a one-year loan was 5.31% per annum and those for loans of more than one year ranged from 5.40% to 5.94% per annum.

Share of Income (Loss) in Equity Investee

Share of income (loss) in equity investee represents profit or loss associated with our 45% equity interest in Jiantou Xinyuan. Under the relevant joint venture agreement, we share the profit or loss of Jiantou Xinyuan according to our equity interest percentage. Jiantou Xinyuan recorded a loss in the year ended December 31, 2006, due to the start-up of its development activities. Jiantou Xinyuan launched Zhengzhou International City Garden Phase I in March 2006 and completed this project in January 2007. Jiantou Xinyuan also launched three projects in 2007 and recorded a net income of US$18.9 million in the year ended December 31, 2007. In the year ended December 31, 2008, Jiantou Xinyuan completed one project, has four projects under construction and one project under planning. The net income as of December 31, 2008 was US$21.9 million.

Change in Fair Value of Derivative Liabilities

We have issued warrants to Series A preference shareholders and our floating rate notes holders, which are accounted for as derivative liabilities. The warrants issued to our floating rate notes holders entitle them to purchase our common shares at 80% of the price per common share sold to the public pursuant to the IPO in December 2007, or US$5.6 per share. During the year ended December 31, 2008, the fair value of such warrants has decreased by US$ 16.4 million, from US$16.6 million in 2007 to US$0.2 million in 2008, which was credited to our earnings in 2008.

In connection with the IPO completed on December 12, 2007, the warrant to Series A preference shareholders became valueless. The decrease in the fair value of warrant liability of US$631,000 was recorded into earnings as “change in the fair value of warrant liabilities” in the year ended

Income Taxes

The following table sets forth the components of income taxes for the periods indicated.

	Year Ended December 31,
	2006		2007		2008
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Corporate income tax	6,193	57.8	5,827	19.6	4,290	40.0
Land appreciation tax	2,003	18.7	5,736	19.3	4,912	45.8
Tax uncertainty benefit	—	—	8,711	29.3	—	—
Deferred tax (benefit) expense	2,521	23.5	9,441	31.8	1,528	14.2

Income taxes	10,717	100.0	29,715	100.0	10,730	100.0

Corporate Income Tax, Tax Uncertainty Benefit and Deferred Tax Expense

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

People’s Republic of China

In general, enterprises in the PRC are subject to income tax at a statutory rate of 33% (30% state income tax plus 3% local income tax) on their taxable income before January 1, 2008. This tax rate was reduced to 25% according to the PRC’s new Corporate Income Tax Law which took effect from January 1, 2008. In 2006, 2007 and 2008, in accordance with local provisional tax regulations in Henan province, the local tax authority in Zhengzhou determined that the taxable income of our PRC subsidiaries in Henan province should be deemed at 12% or 14% of their total cash receipts from sales of residential units. Total cash receipts include cash receipts proceeds from pre-sales of our properties that are recorded as customer deposits, which partly comprise mortgage loan proceeds received in our account from mortgage lending banks. The Zhengzhou local tax authority has provisionally confirmed that it applied the same levy method to our PRC subsidiaries located in Henan province for the year ended December 31, 2008. For our subsidiaries located in Shandong, Jiangsu, Anhui and Sichuan provinces, income tax is levied at the statutory rate of 25% on income as reported in the statutory financial statements after appropriate tax adjustments for the year ended December 31, 2008.

The Zhengzhou and other local tax authorities are entitled to re-examine taxes paid in prior years under the levy method described above; however, they have not indicated whether they will do so. We have made full provision for the CIT payable by our PRC subsidiaries based on the statutory income tax rate of 33% for 2007 and the years prior and 25% for 2008, after appropriate adjustments to our taxable income used in the calculation. Prior to January 1, 2007, the difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis has been treated as a temporary difference, giving rise to deferred tax balances. We believe this is appropriate due to the possibility of reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, as the local authorities have indicated that they will apply the regulation in the same manner in 2008. The deferred tax balances have been classified as non-current.

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

Since the adoption of FIN 48 on January 1, 2007, our total unrecognized tax uncertainty benefit increased by US$0.8 million to US$12.7 million at December 31, 2008. The provision for deferred tax arising from the difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis has been reclassified to unrecognized tax uncertainty benefit. The increase related to current year tax positions solely related to the change in exchange rates.

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

The Zhengzhou local tax authority did not impose the LAT on real estate companies until September 2004. Since September 2004, it has levied LAT at fixed rates of 0.8% and 1% on total cash receipts from sales, including pre-sales, of our residential units and commercial properties (which comprised certain retail space within our residential developments), respectively, rather than applying the progressive rates to the appreciation value. The State Administration of Taxation issued the Notice on the Administration of the Settlement of Land Appreciation Tax of Property Development Enterprises on December 28, 2006 and the Provisions on Administration of the Settlement of Land Appreciation Tax on May 12, 2009. These regulations provide further clarification on the payment and settlement of LAT.

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

Share-based compensation expenses

We adopted our 2007 equity incentive plan for our directors, management, employees, consultants and employees of our equity investee in August 2007. On August 11, 2007, we granted share options awards for an aggregate of 6,802,495 common shares at a weighted average exercise price of US$1.08. These options have various vesting periods ranging from 10 to 60 months, and will vest only if the holder is still a director or an employee or an affiliate of our company at the time of the relevant vesting. The share options awards commenced vesting in December 2008. These share options awards will expire no later than August 10, 2017. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentives—2007 Equity Incentive Plan.”

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

In July 2008, we granted stock options for an aggregate of 360,000 common shares at a weighted exercise price of US$2.98. These options have vesting periods of 33 months and 36 months and will expire no later than July 1, 2018 and will vest only if the holder is still a director or an employee or an affiliate of our company at the time of the relevant vesting.

Results of Operations

The following table presents a summary of our consolidated statements of operations by amount and as a percentage of our total revenues during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2006		2007		2008
	US$	%	US$	%	US$	%
Revenues	142,367	100.0	309,725	100.0	356,632	100.0
Cost of revenues	(108,196)	(76.0)	(208,135)	(67.2)	(356,981)	(100.1)
Gross profit	34,171	24.0	101,590	32.8	(349)	0.1
Selling and distribution expenses	(2,996)	(2.1)	(10,515)	(3.4)	(13,578)	(3.8)
General and administrative expenses	(3,626)	(2.5)	(17,077)	(5.5)	(32,343)	(9.1)
Operating income	27,549	19.4	73,998	23.9	(46,270)	(13)
Interest Income	461	0.3	1,417	0.5	3,492	1.0
Interest expenses	(727)	(0.5)	(3,204)	(1.0)	—	—
Exchange gains	—	—	3,083	1.0	3,603	1.0
Share of income (loss) in equity investee	(446)	(0.3)	8,686	2.8	9,843	2.8
Change in fair value of derivative liabilities	—	—	(8,602)	(2.8)	16,422	4.6
Income from operations before income taxes	26,837	18.9	75,378	24.3	(12,910)	(3.6)
Income taxes	(10,717)	(7.5)	(29,715)	(9.6)	(10,730)	(3.0)
Minority interest	3	0.0	—	—	—	—
Net income	16,123	11.3	45,663	14.7	(23,640)	(6.6)
Accretion of Series A convertible redeemable preference shares	(942)	(0.7)	(2,739)	(0.9)	—	—
Deemed dividend	—	—	(182,229)	(58.8)	—	—
Net income (loss) attributable to ordinary shareholders	15,181	10.6	(139,305)	(45.0)	(23,640)	(6.6)

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues

Revenues increased by US$ 46.9 million, or 15.1%, increase to US$ 356.6 million for the year ended December 31, 2008 from US$ 309.7 million for the year ended December 31, 2007.

Real estate sales

Revenue from real estate sales increased by US$ 46.5 million, or 15.2%, to US$352.2 million for the year ended December 31, 2008 from US$305.7 million for 2007, primarily as a result of increased residential unit sales. In 2008, we recognized revenues from Suzhou Lake Splendid, Suzhou Colorful Garden, Suzhou International City Garden, Kunshan International City Garden, Zhengzhou Commercial Plaza, Zhengzhou Colorful Garden, Hefei Wanjiang Garden, Jinan City family, Jinan Elegant Scenery, Jinan International City Garden, Chengdu Xinyuan Splendid I under the percentage of completion method, while revenue from other projects was recognized under the full accrual method.

Full accrual method revenues

The following table sets forth for the years ended December 31, 2007 and 2008 the aggregate GFA and the related revenues recognized under the full accrual method by project:

Project	Total GFA (1)	GFA Delivered For The Year Ended December 31,		Percentage of Total GFA Delivered as of December 31,		Revenues Recognized For The Year Ended December 31,
		2008	2007	2008	2007	2008		2007
	m2	m2	m2%[2]		%[2]	US$	%(3)	US$	%(3)
Zhengzhou Xinyuan Splendid 1A	62,623	1,211	884	100.0%	97.8%	1,030,516	0.29%	864,357	0.3%
Zhengzhou Xinyuan Splendid 2B	27,041	—	—	100.0%	100.0%	—	—	19,600	0.0%
Zhengzhou Xinyuan Splendid 3A3B3C	114,774	—	225	100.0%	100.0%	—	—	127,232	0.04%
Zhengzhou Xinyuan Splendid City Homestead	45,378	—	645	100.0%	100.0%	—	—	407,701	0.1%
Other	—	—	—			—	—	—	—
Zhengzhou Xinyuan Splendid Subtotal	249,816	1,211	1,754			1,030,516	0.29%	1,418,890	0.5%
Zhengzhou City Family	39,392	3,249	5,968	100.0%	91.8%	1,908,470	0.54%	3,391,900	1.1%
Zhengzhou City Manor	118,716	—	(57)	100.0%	100.0%	—	—	(36,860)	0.0%
Jinan City Family	47,411	162	42,661	100.0%	99.7%	1,240,750	0.35%	30,704,002	10.0%
Total	455,335	4,623	73,883			4,179,736	1.20%	35,477,932	11.6%

(1)	The amounts for “total GFA” in this table are the amounts of total saleable GFA and are derived on the following basis:

•	% for properties that are sold, the stated GFA is based on the sale contracts relating to such property;

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

Percentage of completion method revenues

The following table sets forth the percentage of completion, the percentage sold and related revenues for our projects recognized under the percentage of completion method in the years ended December 31, 2007 and 2008.

Project	Total GFA	Percentage Complete as of December 31 (1) ,		Percentage Sold (2) — Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2008	2007	2008	2007	2008		2007
	m2%		%	%	%	US$	%(3)	US$	%(3)
Zhengzhou Central Garden-East	165,206	100.0%	100.0%	100.0%	100.0%	—	—	32,850,675	10.7%
Zhengzhou Central Garden-West	190,384	100.0%	100.0%	100.0%	100.0%	—	—	41,222,650	13.5%
Suzhou Lake Splendid	196,920	98.0%	74.5%	97.2%	80.0%	61,314,116	17.4%	95,473,693	31.2%
Jinan Elegant Scenery	99,745	98.6%	82.5%	99.3%	80.9%	23,463,332	6.6%	41,908,893	13.7%
Zhengzhou Commercial Plaza	67,280	93.0%	61.5%	94.7%	71.2%	21,310,379	6.1%	19,175,646	6.3%
Suzhou Colorful Garden	81,077	92.0%	74.5%	62.8%	3.9%	45,384,982	12.9%	2,670,704	0.9%
Hefei Wangjiang Garden	145,450	92.3%	60.3%	98.8%	67.8%	43,701,407	12.4%	31,656,566	10.4%
Jinan International City Garden	254,035	79.9%	46.5%	66.4%	6.6%	97,549,755	27.7%	5,231,733	1.7%
Zhengzhou Xinyuan Colorful Garden	191,783	76.8%	—	25.5%	—	29,708,577	8.4%	—	—
Suzhou International City Garden	205,161	64.1%	—	10.4%	—	17,158,200	4.9%	—	—
Chengdu Xinyuan Splendid I	230,893	54.5%	—	4.1%	—	4,053,916	1.2%	—	—
Kunshan International City Garden	497,076	50.3%	—	1.9%	—	4,356,340	1.2%	—	—
Total	2,325,010					348,001,004	98.8%	270,190,561	88.4%

(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project.

(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project.

(3)	Percentage of all real estates sales revenues for the financial year, including revenues recognized under full accrual method and under percentage of completion method.

Real estate leasing

Real estate leasing income increased by US$0.04 million, or 12.0%, to US$0.38 million for the year ended December 31, 2008 from US$0.34 million for the year ended December 31, 2007. The increase was primarily due to an increase in leasing of parking space.

Other revenue

Other revenue increased to US$4.1 million for the year ended December 31, 2008 from US$3.7 million for 2007. The increase primarily resulted from revenue for real estate related services from operations we acquired in 2006. Property management fees increased by US$0.8 million to US$3.6 million for 2008, compared to US$2.8 million in 2007, mainly due to the expansion of our property management business, partially offset by a US$0.4 million decrease in landscaping fees.

Cost of revenue

Cost of revenue increased by US$148.8 million, or 71.5%, to US$357.0 million for the year ended December 31, 2008 from US$208.1 million for the year ended December 31, 2007.

Cost of real estate sales

Cost of real estate sales increased by US$ 147.1 million, or 71.7%, to US$352.3 million for the year ended December 31, 2008 from US$205.2 million for 2007. Total land use right cost increased by US$62.4 million, from US$97.9 million for the year ended December 31, 2007 to US$160.3 million for the year ended December 31, 2008. We recorded a total loss of US$76.8 million on the Suzhou International City Garden project, among which US$21.8 million was recognized as future loss and US$55.0 million was recognized as impairment loss on the project. Future loss recognized was the full expected gross loss over the life of the project at the time of estimated revision, regardless of the number of units sold. Additionally, for this project, an impairment loss was recognized by writing down the project carrying cost to the fair value of the project as determined by discounted future cash flows at a rate commensurate with the inherent risk associated with the project and related future cash flow. The construction cost, including capitalized interest, increased by US$29.7 million, to US$137.0 million for the year ended December 31, 2008 from US$107.3 million for the year ended December 31, 2007.

Cost of real estate leasing

Cost of real estate leasing decreased by US$0.1 million, or 11.0%, to US$0.6 million for the year ended December 31, 2008 from US$0.7 million for 2007. The decrease was primarily due to the sale of assets that was previously held for lease.

Other costs

Other costs were US$4.1 million for the year ended December 31, 2008, as compared to US$2.3 million for 2007. Other costs represent costs incurred in connection with the property management services, landscaping and computer network engineering services, real estate agency services and other property related services we provided.

Gross profit

Gross profit/(loss) decreased by US$101.9 million, or 100%, to US$(0.3 million) for the year ended December 31, 2008 from US$101.6 million for 2007, due primarily to the US$21.8 million recognized future loss on Suzhou International City Garden and a US$55.0 million impairment loss on the same project. Gross loss was 0.1% in 2008 versus a gross profit of 32.8% in 2007.

Selling and distribution expenses

Selling and distribution expenses increased by US$3.1 million, or 29.1%, to US$13.6 million for the year ended December 31, 2008 from US$10.5 million for 2007. The increase was primarily due to higher headcount in our sales force, the launch of additional projects, as well as the increased level of marketing activities as we entered into new markets in 2008. As a percentage of revenue, selling and distribution expenses increased to 3.8% for the year ended December 31, 2008 from 3.4% in 2007.

General and administrative expenses

General and administrative expenses increased by US$15.3 million, or 89.4%, to US$32.3 million for the year ended December 31, 2008 from US$17.0 million for the year ended December 31, 2007. The increase was primarily due to raise of staff salary base, higher office rental and travel expenses since the company relocated to Beijing, in addition to the full year impact of stock-based compensation amortization.

As a percentage of revenue, general and administrative expenses increased to 9.1% in the year ended December 31, 2008 from 5.5% in the year ended December 31, 2007.

Interest income

Interest income increased by US$2.1 million, or 146.4%, to US$3.5 million for the year ended December 31, 2008 from US$1.4 million for 2007. The increase was primarily due to favorable savings arrangements with our banks.

Interest expenses

Interest expenses, net of interest capitalized, decreased by US$3.2 million, or 100%, to US$ nil for the year ended December 31, 2008 from US$3.2 million in 2007. The gross interest expenses for the year ended December 31, 2008 consisted of US$26.5 million of interest on loans, US$0.5 million of accretion of discount arising from embedded derivative on convertible subordinated notes, US$3.7 million of accretion of discount arising from warrants and embedded derivative on senior floating rate notes and US$1.5 million of amortization of debt issuance cost. In the year ended December 31, 2007, the interest expenses consisted of the same components and change in fair value of embedded derivative on long-term debts.

Total interest costs incurred amounted to US$32.2 million for the year ended December 31, 2008, including US$8.3 million interest on our floating rate notes and convertible notes issued in April 2007, and US$6.4 million for the year ended December 31, 2007. Total interest expenses capitalized as part of the construction cost for the year ended December 31, 2008, 2007 and 2006 amounted to US$32.2 million, US$11.3 million, and US$1.5 million, respectively.

Exchange gains

For the year ended December 31, 2008, we recorded an unrealized foreign exchange gain of US$3.6 million, as compared to US$3.1 million in 2007, arising from translating certain U.S. dollar-denominated debts into Renminbi using the exchange rate at the balance sheet date.

Share of income (loss) in an equity investee

Share of income (loss) in equity investee represents profit or loss associated with our 45% equity interest in Jiantou Xinyuan. We recorded income of US$9.8 million for the year ended December 31, 2008, compared to income of US$8.7 million for the year ended December 31, 2007. Our equity investee, Jiantou Xinyuan, recognized net income of US$21.9 million during the year ended December 31, 2008, compared to net income of US$18.9 million during the year ended December 31, 2007. The increase was primarily due to one new project launched in 2008.

Change in fair value of derivative liabilities

We have issued warrants to Series A preference shareholders and our floating rate notes holders, which are accounted for as derivative liabilities. The warrants issued to our floating rate notes holders entitle them to purchase our common shares at 80% of the price per common share sold to the public pursuant to the IPO in December 2007, or US$5.6 per share. During the year ended December 31, 2008, the fair value of such warrants has decreased by US$ 16.4 million, from US$16.6 million in 2007 to US$0.2 million in 2008, which was credited to our earnings in 2008.

In connection with the IPO completed on December 12, 2007, the warrant to Series A preference shareholders became valueless. The decrease in the fair value of warrant liability of US$631,000 was recorded into earnings as “change in the fair value of warrant liabilities” in the year ended December 31, 2007.

Income taxes

Income taxes decreased by US$19.0 million, or 63.9%, to US$10.7 million for the year ended December 31, 2008 from US$29.7 million for 2007. The decrease was primarily due to a decrease of our pre-tax income and an unrecognized tax uncertainty benefit of US $8.7 million recognized in year ended December 31, 2007 arising from the adoption of a deemed profit method by one of our subsidiaries for statutory tax purposes, as well as the decrease of LAT. The decrease was also due to a net deferred tax asset of US$9.5 million arising from the impairment loss charged to Suzhou International City Garden project. Our effective tax rate decreased to (83.1%) for the year ended December 31, 2008 from 39.4% for the year ended December 31, 2007. The valuation allowance arising from the impairment charge for Suzhou International City Garden contributed (115.6%) of effective tax rate. Excluding the impact of valuation allowance, the decrease was primarily due to the reduction of the CIT rate from 33% for 2007 to 25% for 2008.

Minority interest

Minority interest for the year ended December 31, 2008 was nil, as compared to nil for 2007. The nil minority interest was due to the fact that Beijing Xinyuan Jinhe Investment & Development Co., Ltd., a company 99% owned by us, was dissolved in November 2006.

Net income

Net income decreased by US$ 69.3 million, from US$45.7 million for 2007 to a loss of US$23.6 million for the year ended December 31, 2008.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues

Revenues increased by US$167.3 million, or 117.6%, to US$309.7 million for the year ended December 31, 2007 from US$142.4 million for the year ended December 31, 2006.

Real estate sales

Revenues from real estate sales increased by US$164.1 million, or 115.9%, to US$305.7 million for the year ended December 31, 2007 from US$141.6 million for 2006 primarily as a result of increased residential unit sales and increased selling prices of those residential units. In 2007, we recognized revenues from Zhengzhou Central Garden – East, Zhengzhou Central Garden – West, Suzhou Lake Splendid, Jinan Elegant Scenery, Zhengzhou Commercial Plaza, Suzhou Colorful Garden, Hefei Wangjing Garden and Jinan International City Garden I under the percentage of completion method, while revenue from other projects was recognized under the full accrual method.

Full accrual method revenues

The following table sets forth for the years 2006 and 2007 the aggregate GFA sold and the related revenues recognized under the full accrual method by project:

Project	Total GFA(1)	GFA Delivered For The Year Ended December 31,		Percentage of Total GFA Delivered as of December 31(2),		Revenues Recognized For The Year Ended December 31,
		2007	2006	2007	2006	2007		2006
	m2	m2	m2%		%	US$	%(3)	US$	%(3)
Zhengzhou Xinyuan Splendid 1A	62,623	884	205	97.8%	96.4%	864,357	0.3%	225,247	0.2%
Zhengzhou Xinyuan Splendid 2B	27,041	—	—	100.0%	%	19,600	0.0%	—	—
Zhengzhou Xinyuan Splendid 3A3B3C	114,774	225	2,369	100.0%	100.0%	127,232	0.04%	1,266,807	0.9%
Zhengzhou Xinyuan Splendid City Homestead	45,378	645	1,453	100.0%	99.8%	407,701	0.1%	824,757	0.6%
Other	—	—	—		97.9	—	—	972,780	0.7%
Zhengzhou Xinyuan Splendid Subtotal	249,816	1,754	4,027			1,418,890	0.5%	3,289,591	2.3%
Zhengzhou City Family	39,392	5,968	30,175	91.8%	76.6%	3,391,900	1.1%	13,768,566	9.7%
Zhengzhou City Manor	118,716	(57)	118,716	100.0%	100.0%	(36,860)	0.0%	37,773,234	26.7%
Jinan City Family	71,215	66,218	—	93.0%	—	30,704,002	10.0%	—	—
Total	479,139	73,883	152,918			35,477,932	11.6%	54,831,391	38.7%

(1)	The amounts for “total GFA” in this table and elsewhere in this annual report are the amounts of total saleable residential GFA and are derived on the following basis:

•	% for properties that are sold, the stated GFA is based on the sale contracts relating to such property;

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

Percentage of completion method revenues

The following table sets forth the percentage of completion, the percentage sold and related revenues recognized for our projects recognized under the percentage of completion method in the years ended December 31, 2006 and 2007.

Project	Total GFA	Percentage Complete as of December 31(1),		Percentage Sold (2) — Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2007	2006	2007	2006	2007		2006
	m2%		%	%	%	US$	%(3)	US$	%(3)
Zhengzhou Xinyuan Splendid Haojingge	31,089	100.0%	100.0%	100.0%	100.0%	—	—	1,241,320	0.9%
Zhengzhou Central Garden-East	165,206	100.0%	71.1%	100.0%	82.6%	32,850,675	10.7%	42,474,231	30.0%
Zhengzhou Central Garden-West	190,384	100.0%	68.6%	100.0%	80.5%	41,222,650	13.5%	43,030,796	30.4%
Suzhou Lake Splendid	195,419	74.5%	—	80.0%	—	95,473,693	31.2%	—	—
Jinan Elegant Scenery	99,747	82.5%	—	80.9%	—	41,908,893	13.7%	—	—
Zhengzhou Commercial Plaza	67,578	61.5%	—	71.2%	—	19,175,646	6.3%	—	—
Suzhou Colorful Garden	81,378	77.1%	—	3.9%	—	2,670,704	0.9%	—	—
Hefei Wangjiang Garden	145,452	60.3%	—	67.8%	—	31,656,566	10.4%	—	—
Jinan International City Garden	248,677	46.5%	—	6.6%	—	5,231,733	1.7%	—	—

Total	1,224,930					270,190,561	88.4%	86,746,347	61.3%

(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project.

(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project.

(3)	Percentage of all real estates sales revenues for the financial year, including revenues recognized under full accrual method and under percentage of completion method.

Real estate leasing

Real estate leasing income increased by US$134,189, or 65.6%, to US$338,600 for the year ended December 31, 2007 from US$204,411 for the year ended December 31, 2006. The increase was due primarily because we started to lease out a primary school and kindergarten in 2007.

Other revenue

Other revenue increased to US$3.7 million for the year ended December 31, 2007 from US$0.59 million for 2006. The increase primarily resulted from revenue for real estate services from operations which we acquired in August 2006, including, among others, property management service fees, landscaping and computer network engineering service fees, and real estate agency service fees in the amount of US$2.1 million, US$0.8 million and US$0.4 million, respectively, in the year ended December 31, 2007, as compared to US$0.4 million, US$86,000 and US$5,018 in 2006.

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

Cost of real estate leasing

Cost of real estate leasing increased by US$212,606, or 48.1%, to US$654,626 for the year ended December 31, 2007 from US$442,020 for 2006. The increase was primarily related to depreciation costs for a primary school and kindergarten we started to lease out in 2007.

Other costs

Other costs were US$2.3 million for the year ended December 31, 2007, as compared to US$0.49 million for 2006. Other costs represent costs incurred in connection with the property management services, landscaping and computer network engineering services, real estate agency services and other property related services we provided.

Gross Profit

Gross profit increased by US$67.4 million, or 197.3%, to US$101.6 million for the year ended December 31, 2007 from US$34.2 million for 2006, due to the cumulative effect of the aforementioned factors. The gross margin of our projects is normally in the range of 20% to 30%. However, our gross margin increased to 32.8% for the year ended December 31, 2007 from 24.0% in 2006. The increase was due primarily to the higher margin of Zhengzhou Central Garden – East and Zhengzhou Central Garden – West for the year ended December 31, 2007 than for the year ended December 31, 2006. The high gross margin for 2007 was also attributable to two major projects, Zhengzhou Commercial Plaza and Suzhou Lake Splendid, which were newly sold in 2007 with a gross margin of 25% and 29%, respectively. The revenue of these four projects represented 62.8% of our revenue for the year ended December 31, 2007. During the year ended December 31, 2007, the selling price of the property units of Zhengzhou Central Garden increased significantly whereas its actual costs decreased from the original estimate mainly because the Zhengzhou Municipal Government reduced the heat installation tariff and we also achieved significant cost reduction in property exterior decoration. Zhengzhou Commercial Plaza enjoyed a relatively high gross margin because the land for this project was acquired at a relatively lower cost than other projects.

Selling and Distribution Expenses

Selling and distribution expenses increased by US$7.5 million, or 250.9%, to US$10.5 million for the year ended December 31, 2007 from US$3.0 million for 2006. The increase was primarily due to increased headcount in our sales force, launch of more projects as well as the increased level of marketing activities as we entered into new markets in 2007. As percentage of revenue, selling and distribution expenses increased to 3.4% in the year ended December 31, 2007 from 2.1% in 2006.

General and Administrative Expenses

General and administrative expenses increased by US$13.5 million, or 371.0%, to US$17.1 million for the year ended December 31, 2007 from US$3.6 million for the year ended December 31, 2006. The increase was primarily due to opening and expansion of our operations in Suzhou, Jinan, Hefei and Chengdu as well as amortized compensation costs of stock options upon the completion of our IPO in December 2007. As a percentage, general and administrative expenses increased to 5.5% in the year ended December 31, 2007 from 2.5% in the year ended December 31, 2006.

Interest Income

Interest income increased by US$955,242, or 207.1%, to US$1.4 million for the year ended December 31, 2007 from US$461,335 for 2006. The increase was primarily due to an increase in our bank balances resulting from increased cash receipts from our property sales and financing activities as well as our IPO proceeds.

Interest Expense

Interest expense, net of interest capitalized, increased by US$2.5 million, or 340.7%, to US$3.2 million for the year ended December 31, 2007 from US$0.7 million in 2006. The gross interest expenses for the year ended December 31, 2007 consisted of US$16.5 million of interest on loans, US$2.9 million of accretion of discount arising from warrants and amortization of debt issuance costs, US$1.2 million of accretion of discount from embedded derivatives and a US$6.1 million income from the change in fair value of embedded derivatives. In the year ended December 31, 2006, the interest expense consisted solely of interest on loans.

Total interest cost incurred amounted to US$14.5 million for the year ended December 31, 2007, including US$6.4 million interest on our floating rate notes and convertible notes issued in April 2007, and US$2.2 million for the year ended December 31, 2006. Total interest expense capitalized as part of the construction cost for the year ended December 31, 2007 and 2006 amounted to US$11.3 million and US$1.5 million, respectively.

Exchange Gains

For the year ended December 31, 2007, we recorded an unrealized foreign exchange gain of US$3.1 million arising from translating certain U.S. dollar-denominated long-term debts which we issued in 2007 into Renminbi using the exchange rate at the balance sheet date.

Share of Income (Loss) in Equity Investee

We recorded income of US$8.7 million for the year ended December 31, 2007, compared to a loss of $0.4 million for the year ended December 31, 2006. Our equity investee, Jiantou Xinyuan, recognized net income of US$18.8 million during the year ended December 31, 2007, as it began to generate revenue from completed projects comprising of Zhengzhou International City Garden Phase I, and Zhengzhou City Mansion under the percentage of completion method.

Change in Fair Value of Derivative Liabilities

For the year ended December 31, 2007, we recorded US$8.6 million of net expense due to changes in fair value of derivative liabilities, resulting from a gain of US$0.6 million related to a decrease in fair value of our Series A preference shares warrants and a loss of US$9.2 million due to an increase in fair value of the warrants issued with our floating rate notes.

Income Taxes

Income taxes increased by US$19.0 million, or 177.3%, to US$29.7 million for the year ended December 31, 2007 from US$10.7 million for 2006. The increase was primarily due to an increase in our pre-tax income and an unrecognized tax uncertainty benefit of US$8.7 million arising from the adoption of a deemed profit method by a subsidiary of the Company for statutory tax purpose, as well as increase of LAT. Our effective tax rate decreased to 39.4% for the year ended December 31, 2007 from 39.9% for the year ended December 31, 2006.

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

Deemed Dividend

The original terms of the Series A convertible preference shares include a contingent conversion option whereby the holders were guaranteed to receive common shares equal to 2 times the original issue price of the preference shares, or $1.62 per share, plus a 10% annually compounded return at the time of the IPO. If the IPO share price was less than this amount, the investors would receive additional common shares equal to the shortfall.

On November 13, 2007, the holders of the convertible preference shares agreed to waive this contingent conversion option. For accounting purposes, the modification was considered substantive and was treated as redemption of the “original” convertible preference shares and a re-issuance of “new” convertible preference shares. As a result, the Company recognized the difference between the fair value of the “new” preference shares and the carrying value of the “original” preference shares at the date of the waiver as a deemed dividend. The fair value of the convertible preference shares at the time of the waiver was based on a percentage of fair value of the Company’s common shares. Since the fair value of the Company’s common shares had increased significantly since the preference shares were originally issued, this resulted in the deemed dividend being calculated at US$182 million.

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

	For the Year Ended December 31,
	2006	2007	2008
	(US$ in thousands, except for percentages)
Zhengzhou, Henan
Total revenue	141,827	98,455	53,717
Total cost of revenues	(107,709)	(50,369)	(43,542)
Gross profit	34,117	48,086	10,175
Gross margin	24.1%	48.8%	18.9%
Operating income	28,762	38,026	(5,304)
Jinan, Shandong
Total revenue	8	77,863	123,543
Total cost of revenues	—	(63,996)	(99,303))
Gross profit	8	13,867	24,240
Gross margin	—	17.8%	19.6%
Operating income (loss)	(581)	10,496	19,916
Suzhou, Jiangsu
Total revenue	1	98,150	128,442
Total cost of revenues	—	(67,700)	(176,696)
Gross profit	1	30,450	(48,254)
Gross margin	—	31.0%	(37.6)%
Operating income (loss)	(38)	25,632	(56,909)
Hefei, Anhui
Total revenue	1	31,670	43,642
Total cost of revenues	—	(23,773)	(30,498)
Gross profit	1	7,897	13,144
Gross margin	—	24.9%	30.1%
Operating income (loss)	(35)	5,865	11,763
Chengdu, Sichuan
Total revenue	—	42	4,078
Total cost of revenues	—	—	(3,816)
Gross profit	—	42	262
Gross margin	—	—	6.4%
Operating income (loss)	—	(1,502)	(3,505)
Others
Total revenue	531	3,546	3,209
Total cost of revenues	(486)	(2,298)	(3,125)
Gross profit	45	1,249	84
Gross margin	8.4%	35.2%	2.6%
Operating income (loss)	(559)	(4,518)	(12,232)

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Zhengzhou, Henan. Net revenues decreased by 45.4% from US$98.5 million for the year ended December 31, 2007 to US$ 53.7 million for the year ended December 31, 2008, primarily due to completed sales on Zhengzhou City Family, Zhengzhou Central Garden, East and Zhengzhou Central Garden West projects in 2008, and resulting in reduced GFA delivery compared to 2007. The gross profit for the region was US$10.2 million in 2008, representing a decrease of 78.8% as compared to US$48.1 million in 2007. The operating loss was US$5.3 million.

Jinan, Shandong. Net revenues increased by 58.7% from US$77.9 million for the year ended December 31, 2007 to US$123.5 million for the year ended December 31, 2008, primarily due to increased revenue from International City Garden, a project launched in 2007. The projects in this region include Jinan City Family and Jinan Elegant Scenery. These projects achieved a gross margin of US$24.2 million, or 19.6%, in 2008, generating a net operating income of US$19.9 million, compared to US$10.5 million in 2007.

Suzhou, Jiangsu. Net revenues increased by 30.9% from US$98.2 million for 2007 to US$128.4 million for the year ended December 31, 2008, primarily due to increased revenue from Suzhou Colorful Garden, launched in 2007, and Suzhou International City Garden, launched in 2008. Due to an impairment charge and future estimated gross loss, totaling US$76.8 million on the Suzhou International City Garden project, Suzhou suffered a combined negative gross margin of US$48.3 million. The net operating loss was US$ 56.9 million for 2008.

Hefei, Anhui. Net revenues increased by 37.8% from US$31.7 million for 2007 to US$43.7 million for the year ended December 31, 2008, due to increased revenue from the Hefei Wangjiang Garden project. This project generated a gross margin of US$13.1 million, or 30.1%, in 2008, and a net operating income of US$ 11.8 million in 2008, versus net operating income of US$5.9 million in 2007.

Chengdu, Sichuan. In 2007, we commenced operations in Chengdu by launching Chengdu Xinyuan Splendid I. For 2008, the project generated US$ 4.1 million in revenue, gross profit of US$ 0.3 million, and a net operating loss of US$3.5 million.

Others. Other revenue of US$3.2 million consisted of real estate related services including, among others, property management services, broadband network installation, landscaping services, and consulting services. These services generated a gross margin of US$0.09 million, or 2.6%, in 2008. Also included in Others were US$12.3 million of operating expenses related to selling and distribution expenses and general and administrative expenses in our head office.

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

Jinan, Shandong. Net revenues increased to US$77.9 million for the year ended December 31, 2007, primarily due to increased revenue from new projects launched in 2007, comprising of Jinan City Family, Jinan Elegant Scenery and Jinan International City Garden. No project was sold in Jinan in 2006. These new projects achieved a gross margin of US$13.9 million, or 17.8% in 2007. As a result, we generated a net income of US$10.5 million in 2007 as compared to a net operating loss of US$0.6 million in 2006.

Suzhou, Jiangsu. Net revenues increased to US$98.2 million for the year ended December 31, 2007, primarily due to increased revenue from new projects launched in 2007, comprised, of Suzhou Lake Splendid and Suzhou Colorful Garden. No project was sold in Suzhou in 2006. These projects generated a gross margin of US$30.5 million, or 31.0% in 2007. As a result, we achieved a net income of US$25.6 million in 2007 as compared to a net operating loss of US$37,800 in 2006.

Hefei, Anhui. Net revenues increased to US$31.7 million for the year ended December 31, 2007, primarily due to revenue from a new project, Hefei Wangjiang Garden, which was launched in 2007. No project was sold in Hefei in 2006. This project generated a gross margin of US$7.9 million, or 24.9%, in 2007. As a result, we generated a net income of US$5.9 million in 2007 as compared to a net operating loss of US$34,700 in 2006.

Chengdu, Sichuan. We expanded our operation into Chengdu in 2007. The projects in Chengdu were under planning or construction as of December 31, 2007. We incurred operating expenses of US$1.5 million with respect to marketing activities and start-up costs in 2007.

Others. Other revenue of US$3.5 million mainly represented revenue for real estate related services from operations which we acquired in August 2006, including, among others, property management service fees, broadband network installation and landscaping service, and consulting service and agency service fees. These services generated a gross margin of US$1.2 million, or 35.2%, in 2007. We also incurred US$5.8 million operating expenses related to the provision of these services and management and administration activities in our head office, thus leading to a net operating loss of US$4.5 million in 2007.

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

Full accrual method

Revenue from the sale of properties where the construction period, the period from the construction permit award date to the unit delivery date, is expected to be 12 months or less, is recognized by the full accrual method when the sale is consummated and the unit has been delivered. A sale is considered to be consummated when the sales price has been paid, any permanent financing for which we are responsible has been arranged, all conditions precedent to closing have been performed, we do not have any substantial continuing involvement with the unit and the usual risks and rewards of ownership have been transferred to the buyer. Costs are recorded based on the ratio of the sales value of the relevant units completed and sold to the estimated total project sales value, multiplied by the estimated total project cost. For these projects, our policy is that cash payments received from the buyer are recorded as a deposit liability and costs are capitalized as incurred, up to when the sale is consummated and the unit has been delivered.

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

We apply the percentage of completion method to projects with an expected construction period of over 12 months, not including any unforeseen delay or delays beyond our control. For these projects, our policy is that cash payments received from the buyers are initially recorded as customer deposits, and costs are capitalized as incurred.

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

Our significant judgments and estimates related to applying the percentage of completion method include our estimates of the time necessary to complete the project, the total expected revenue and the total expected costs. Percentage of completion method requires us to re-evaluate our estimates of future revenues and costs on a quarterly basis project by project. Cumulative revenue is determined by multiplying cumulative contract sales proceeds by cumulative incurred cost divided by total estimated project cost. Cumulative cost of sales is calculated by multiplying cumulative incurred cost by cumulative contract sales divided by total estimated project revenue. Whenever we make changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change to account for the difference between profit previously recognized using the previous profit margin estimate and the comparable profit using the new profit margin estimates. Further, if the updated profit margin indicates that we will have to sell units at a price less than our costs to develop them, we must recognize the full expected gross loss over the life of the project at that time regardless of whether the units have been sold. Additionally for such unprofitable projects we must also determine whether an impairment exists, and, if so, write down the cost to the fair value of the project which, in turn, may be less than the basis after recognizing the effect of future losses.

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

Our significant judgments and estimates include the allow-ability of deductible items for income tax purposes and other tax positions that we may take. Disagreements with the taxing authorities could subject us to additional taxes, and possibly, penalties.

The minimum amount of future taxable income that would have to be generated to realize the deferred tax assets is US$67.9 million. We believe that future pre-tax earnings for financial reporting purposes on existing projects are sufficient to generate that minimum amount of future taxable income.

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

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses various assumptions including assumptions regarding an average risk-free rate of return, expected term of the options, volatility rate of our shares and dividend yield.

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of China International Bond denominated in U.S. dollar as of the valuation date. The expected life of options represents the period of time the granted options are expected to be outstanding. We have not paid dividends in the past nor do we expect to pay dividends in the foreseeable future, therefore the dividend yield is set as zero. Since our stock has a limited trading history, the expected volatility we used in our calculations was based on the historical volatilities of comparable publicly traded companies engaged in similar business. Changes in these assumptions, or the expected forfeiture rate of share-based payments, can have a significant effect on the valuation of the awards, and the amount of expenses recognized in our income statement.

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

Impairment of long-lived assets

We review long-lived assets, including real estate projects, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. On a quarterly basis we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected as a result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets.

Our significant judgments and estimates related to impairment include our determination if an event has occurred to warrant an impairment test. If a test is required, other significant judgments and estimates include our expectations of future cash flows, and the calculation of the fair value of the assets impaired.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, construction loans from Chinese banks, and proceeds from issuances of equity and debt securities.

Cash Flows

The following table presents selected cash flow data from our cash flow statements for the periods indicated.

	Year Ended December 31,
	2006	2007	2008
	(US$ in thousand)
Net cash provided by (used in) operating activities	(27,679)	(174,675)	(243,598)
Net cash used in investing activities	(3,105)	(2,623)	(9,004)
Net cash provided by (used in) financing activities	49,378	448,405	66,676
Net increase/(decrease) in cash and cash equivalents	18,594	271,107	(185,926)
Effect of exchange rate changes on cash and cash equivalents	1,391	3,294	12,270
Cash and cash equivalents at beginning of year	14,929	34,914	309,315
Cash and cash equivalents at end of year	34,914	309,315	135,659

Operating Activities

Net cash used in operating activities was US$243.6 million for the year ended December 31, 2008, primarily attributable to increased property development spending. In addition, we incurred net cash outflows on increases in receivables, deposits, and prepayments offset by an increase in accounts payable to suppliers, all due to increased development activity.

Net cash used in operating activities was US$174.7 million in 2007, primarily attributable to cash paid to acquire land use rights, an increase in accounts receivable, an increase in other deposits and prepayments, and a decrease in customer deposits and income tax payable. The increase in cash used in operating activities was partly offset by an increase in our accounts payable, other payables and accrued liabilities, and payroll and welfare payable. The rise in other deposits and prepayments was attributable to increased advance payments to vendors and construction service providers for new projects launched in Jinan, Suzhou, and Hefei in the year ended December 31, 2007. The increase in accounts payable was mainly due to higher payables to engineering and construction service providers, reflecting the expansion of real estate properties under construction in 2007.

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

Proceeds from pre-sales of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sales proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sales are affected by a number of factors, including restrictions on pre-sales imposed by PRC law, market demand for our properties subject to pre-sales, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sales payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. At December 31, 2006, 2007 and 2008, we recorded current liabilities consisting of customer deposits of US$25.5 million, US$25.3 million and US$14.3 million, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash flows to the extent possible.

Investing Activities

Net cash used in investing activities was US$9.0 million in the year ended December 31, 2008, and was mainly attributable to additions to properties held for lease on newly completed projects. These additions include parking facilities, recreation centers and others.

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

Financing Activities

Net cash provided by financing activities was US$66.7 million in the year ended December 31, 2008, was primarily attributable to proceeds of US$105.0 million from long term bank loans and S$87.6 million from short term loans, all denominated in RMB. Loan repayments totaled US$119.9 million, of which US$96.5 million was used for the repayment of short term bank loans and US$23.4 million repayment of long term bank loans. Repayment of US$8.7 million was used for interest related to the long-term debts and the remaining amounts are comprised of repayment made to the related parties.

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

Bank Borrowings

Bank borrowing is an important source of funding for our property developments. Our borrowings as of December 31, 2006, 2007 and 2008, respectively, were as follows.

	Year Ended December 31,
	2006	2007	2008
	(US$)	(US$)	(US$)
Short-term bank loans	22,667,025	49,284,013	168,966,728
Long-term bank loans	12,806,229	137,858,336	105,006,877

Total	35,473,254	187,142,349	273,973,605

As of December 31, 2006, 2007 and 2008, the weighted average interest rate on our short-term bank loans was 7.05%, 6.66% and 7.54%, respectively. As of December 31, 2006, 2007 and 2008, our short-term bank loans were all denominated in Renminbi and are secured by our land use rights, real estate under development, certain property certificates and certain bank deposits.

As of December 31, 2006, 2007 and 2008, the weighted average interest rate on our long-term bank loans was 6.93%, 7.03% and 7.794%, respectively. As of December 31, 2006, 2007 and 2008, our long-term bank loans were all denominated in Renminbi and are secured by our land use rights and real estate under development.

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

Shareholders’ Loan

On December 7, 2006, we borrowed a bridge loan in the principal amount of US$35 million from Blue Ridge China and Equity International, both holders of our common shares. This loan bore interest at the rate of 12.5% per annum. In April 2007, we repaid the bridge loan using a portion of the net proceeds from the issuance and sale of floating rate notes.

Capital Expenditures

Our capital expenditures were US$1.5 million, US$2.6 million and US$9.0 million in 2006, 2007 and 2008, respectively Our capital expenditures in 2006, 2007 and 2008 were mainly used for acquisition of subsidiaries, building improvements, purchase of vehicles, fixtures and furniture and computer network equipments, and accumulation of properties held for lease related to newly completed projects. The source of our capital expenditures is primarily the cashflow generated from operating activities.

We have projected cash flows for each of our existing projects, and we believe that our anticipated cash flow from operations will be sufficient to meet our expected cash requirements, including for working capital and capital expenditure purposes, for at least twelve months following the date of this annual report. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

As of December 31, 2008, we had outstanding commitments with respect to non-cancelable construction contract for real estate development and land use rights purchases in the amount of US$250.1 million.

C.	Research and Development, Patent and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

As of December 31, 2006, 2007 and 2008, we guaranteed mortgage loans in the aggregate outstanding amounts of US$62.4 million, US$209.6 million and US$384.0 million respectively.

Except for the contingent liabilities set forth above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any transactions with unconsolidated entities, derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Other than as described above, there are no off-balance sheet arrangements that have or are reasonably likely to have effect on the Group’s financial position.

We have no obligation arising out of a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or that engages in leasing, hedging, or research and development arrangements with us.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2008 our contractual obligations amounted to US$663.8 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated.

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(US$ in thousand)
Long-term debt obligations:
long-term bank loans	105,007	—	105,007	—	—
interest on long-term bank loans(1)	12,704	8,185	4,519	—	—
Convertible notes	25,000	—	—	25,000	—
interest on convertible notes(2)	1,645	500	1,000	145	—
floating rare notes	75,000	—	75,000	—	—
interest on floating rate notes(3)	10,747	8,382	2,365	—	—
Short-term debt obligations	168,967	168,967	—	—	—
interest on short-term debt obligations(4)	8,727	8,727	—	—	—
Operating lease obligations	5,948	1,830	2,698	1,420	—
Non-cancellable construction contact obligations	250,095	250,095	—	—	—
Contracted land use rights obligations	—	—	—	—	—
Total	663,840	446,686	190,589	26,565	—

(1)	Our long-term bank loans bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans is calculated based on the current interest rate of each loan, ranging from 7.182% to 8.384% per annum, using the PBOC benchmark rate of 7.56% as of December 31, 2008.

(2)	Interest on convertible notes is calculated at a rate of 2% per annum.

(3)	Interest on floating rate notes is calculated at 6-month LIBOR as of December 31, 2008 plus 6.8% per annum. The applicable LIBOR rate was 4.376% as of December 31, 2008.

(4)	Interest on short-term loans is calculated based on the fixed interest rates for relevant loans, ranging from 6.413% to 10.085% per annum.

G.	Safe Harbor

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or negatives of such expressions. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our expectations with respect to our ability to acquire adequate suitable land use rights for future development; and

•	our belief with respect to market opportunities in, and growth prospects of, Tier II cities in China.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. However, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements. Among the important factors to consider in evaluating our forward-looking statements are:

•	our ability to continue to implement our business model successfully;

•	our ability to secure adequate financing for our project development;

•	our ability to successfully sell or complete our property projects under construction and planning;

•	our ability to enter into new geographic markets and expand our operations;

•	our ability to maintain strict cost control;

•	our ability to obtain permits and licenses to carry on our business;

•	competition from other real estate developers;

•	the growth of the real estate industry in China, particularly Tier II cities;

•	fluctuations in general economic and business conditions in China;

•	fluctuations of interest rates in China; and

•	PRC laws, regulations and policies relating to real estate developers and the real estate industry in China.

You should read thoroughly this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance, including the risks outlined in “Item 3. Key Information – D. Risk Factors.” . Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This annual report also contains third party data relating to the real estate industry in China that includes projections based on a number of assumptions. The real estate industry in China may not grow at the rates projected by market data, or at all. The failure of this market to grow at projected rates may have a material adverse effect on our business and the market price of our ADSs. Furthermore, if one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ form the projections based on these assumptions. You should not place undue reliance on these forward looking statements.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position
Yong Zhang	45	Director, Chairman and Chief Executive Officer
Yuyan Yang	45	Director and Vice President
Thomas Gurnee	58	Director and Chief Financial Officer
Yue (Justin) Tang	38	Independent Director
Christopher J. Fiegen	41	Independent Director
Yong Cui	34	Director
Thomas Wertheimer	68	Independent Director
Huai Chen	57	Independent Director

Unless otherwise indicated, the business address of each director and executive officer is 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, the People’s Republic of China.

A description of the business experience and present position of each director and executive officer is provided below:

Yong Zhang founded our company in 1997 and is the Chairman of the board of directors and our Chief Executive Officer. Mr. Zhang has more than 20 years of working experience in the real estate industry. Prior to founding our company, he worked at several construction and property development companies, including Zhengzhou City Construction and Development Inc. and China Antai Real Estate Development Inc. Mr. Zhang is also vice chairman of Henan Real Estate Association, a member of China Democratic National Construction Association and a deputy to the 11th People’s Congress of Henan Province in China. Mr. Zhang received an executive master’s degree in business administration from Tsinghua University in 2005 and a bachelor’s degree in architecture from Henan Zhongzhou University in 1985. Mr. Zhang is married to Yuyan Yang, a director of our Company and Vice President.

Yuyan Yang co-founded our company in 1997 with Mr. Yong Zhang. She is our director and Vice President. Ms. Yang has more than 10 years’ working experience in the real estate industry. Ms. Yang received a bachelor’s degree in education management from Henan University in 1985. Ms. Yang received her executive master’s degree in business administration at the National University of Singapore in May 2008. Ms. Yang is married to Yong Zhang, Chairman of our board of directors and Chief Executive Officer.

Yue (Justin) Tang is an independent director and has been on our board since August 2006. He is a co-founder of Blue Ridge China, a private equity fund formed in 2006 that invests in companies in China. He was appointed to our board of directors by Blue Ridge China. Mr. Tang was the co-founder of eLong, Inc., a leading online travel service company in China. From 2001 to 2006, Mr. Tang served as Chairman and CEO of eLong Inc., and in similar key executive positions at its predecessor company from 1999 to 2001. Prior to founding eLong, Mr. Tang held various positions in the financial services industry in the United States from 1993 to 1999. Mr. Tang studied at Nanjing University in China and received a bachelor’s degree from Concordia College in the United States. His business address is 3701 Tower A, Beijing Fortune Plaza, No. 7 Dongsanhuan Rd., Beijing 100020 PRC.

Christopher J. Fiegen is an independent director and has been on our board since August 2006. He was appointed to our board of directors by Equity International. Mr. Fiegen is also the Chief Investment Officer of Equity International Management, LLC.

Mr. Fiegen has been associated with Equity International since its inception in 1999 and is primarily responsible for its investment activities. He is also a director of several companies of which Equity International is an investor including Orascom Housing Communities, Shanghai Jingrui Properties Co., Ltd., Renaissance LifeCare PLC, Sanctuary Residences, and Shanghai Yupei Group Co., Ltd. In 1997, Mr. Fiegen joined Equity Group Investments, LLC (EGI), a privately-held investment company founded and led by Samuel Zell. Mr. Fiegen graduated from University of Michigan with a bachelor’s degree in finance. His business address is Two North Riverside Plaza, Suite 700, Chicago IL 60606.

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

Thomas Wertheimer was appointed as an independent director of our Company in December 2007. Mr. Wertheimer was a highly experienced audit partner with PricewaterhouseCoopers, and is an expert in financial and accounting issues, including reporting to the SEC, executive compensation, foreign operations, hedging and derivatives. Mr. Wertheimer is a member of board of directors of two public companies, Fiserv Inc. (NASDAQ: FISV) and Vishay Intertechnology, Inc. (NYSE: VSH). He was also a consultant to the Public Company Accounting Oversight Board (PCAOB). Mr. Wertheimer obtained his bachelor and master’s degrees in business administration from the University of Cincinnati. His business address is 28 Wicklow Drive, Hilton Head Island, SC 29928.

Thomas Gurnee was appointed to the board of directors of our Company in December 2007 and as Chief Financial Officer in February 2009. Prior to joining Xinyuan, Mr. Gurnee was the Chief Financial Officer of GEM Services Inc., a semiconductor contract manufacturer based in China. Prior to that, Mr. Gurnee served as the president of Globitech Inc., a Texas-based epitaxial semiconductor wafer manufacturer, the Chief Financial Officer of Artest Inc., a California-based semiconductor test subcontractor, and the Chief Financial Officer of Sohu.com (NASDAQ: SOHU), a Beijing-based internet portal. He is also a member of the board of directors of eLong, Inc. and Longtop Financial Technologies Ltd. Mr. Gurnee obtained his bachelor degree from Stanford University and master’s degree in business administration from the University of Santa Clara. His business address is 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025.

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

Effective as of August 31, 2008, Mr. Longgen Zhang resigned as Chief Financial Officer of our Company, on which date, Mr. Frank Hin Kit Ng was appointed as our Chief Financial Officer. Mr. Longgen Zhang resigned from our board of directors on December 31, 2008. On February 23, 2009, Mr. Frank Hin Kit Ng resigned as Chief Financial Officer of our Company, on which date Mr. Thomas Gurnee as appointed our Chief Financial Officer. Mr. Gurnee has been a member of the Company’s board of directors since December 2007, and prior to the date of his appointment as our Chief Financial Officer, was an independent director of the Company and member of our audit committee and corporate governance and nominating committee. Mr. Gurnee remains on the Company’s board of directors, but no longer satisfies the “independence” requirements of Section 303A of the NYSE Listed Company Manual. Accordingly, Mr. Gurnee resigned as of February 23, 2009 from the Company’s audit committee and corporate governance and nominating committee. Effective as of February 27, 2009 Mr. Meng Du resigned as Chief Operating Officer of our Company and Mr. Xiaobing Wang resigned as Chief Administration Officer of our Company. We do not currently contemplate seeking replacements for the two positions and the responsibilities of the departing officers have been assumed by other members of our senior management team.

B.	Compensation

For the fiscal year ended December 31, 2008, we paid an aggregate compensation of US$1.0 million in cash to our executive officers, including all directors, and we paid an aggregate of US$0.3 million in compensation to our non-executive directors. As discussed above under “Item 4. Information on the Company – B. Business Overview – Employees”, we made contributions of US$2.1 million to employee benefit plans for the fiscal year ended December 31, 2008.

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

Termination. The terms of a participant’s award are set forth in the participant’s award agreement. Our board of directors, or any committee designated under it, will determine the terms and conditions of an award in the relevant award agreement. The duration of any award may not exceed ten years from the date of grant. If a participant’s service with our company terminates for any reason, unless otherwise provided in the award agreement or determined by our board of directors, or any board committee designated by it, any outstanding unvested or vested but unexercised option granted to the participant will expire and be forfeited for no consideration on the date of the participant’s termination of service. In the event any award under the plan expires, terminates, or is forfeited, the common shares underlying the award will revert to our company to be available for the purposes of the plan.

Administration. Our 2007 equity incentive plan is administered by our board of directors, or any board committee designated by it. Our board of directors, or any designated committee, is authorized to interpret, establish or amend the plan at any time for any reason. They will determine the terms and conditions of any award, including, but not limited to, the exercise price for any option, restrictions and vesting conditions, including time-based vesting conditions and performance-based vesting conditions, forfeiture provisions and other applicable terms. In addition, they will also specify in the award agreement whether the option constitutes an incentive share option, or ISO, or a non-qualifying stock option. Awards under our 2007 equity incentive plan may also be awarded under certain performance-based criteria based on conditions our board of directors, or any designated committee, deems appropriate.

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

The following table summarizes, as of December 31, 2008, the outstanding options that we granted to our current directors, executive officers, and other individuals as a group under our 2007 equity incentive plan.

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Common Shares Underlying Restricted Share Awards Granted (1)	Grant Date	Date of Expiration
Yong Zhang	146,891	2.50		August 11, 2007	August 10, 2017
Yong Cui			238,889	August 11, 2007	August 10, 2017
Xiaobing Wang (2)	16,771	2.50		August 11, 2007	August 10, 2017
			57,500	August 11, 2007	August 10, 2017
Other employees and consultants(3) as a group	1,910,741	2.50	698,887	August 11, 2007	August 10, 2017

(1)	All restricted share awards were granted at purchase price of US$0.0001 per common share

(2)	Resigned as Chief Operating Officer in March 2008

(3)	None of these employees and consultants is a director or executive officer of our company

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

Termination. The terms of a participant’s award are set forth in the participant’s award agreement. Our board of directors, or any board committee designated by it, will determine the terms and conditions of an award in the relevant award agreement. The duration of any award may not exceed ten years from the date of grant. If a participant’s service with our company terminates for any reason, unless otherwise provided in the award agreement or determined by our board of directors, or any designated committee, the unvested portion of any outstanding awards to the participant will be immediately forfeited without consideration, the vested portion of any outstanding restricted stock units or other stock-based awards will be settled upon termination and the participant will have a period of three months to exercise the vested portion of any outstanding options or stock appreciation rights.

Administration. Our 2007 long term incentive plan is administered by our board of directors, or any board committee designated by it. Our board of directors, or any designated committee, is authorized to interpret, establish or amend the plan at any time for any reason. They will determine the terms and conditions of any award, including, but not limited to, the exercise price for any option, restrictions and vesting conditions, including time-based vesting conditions and performance-based vesting conditions, forfeiture provisions and other applicable terms. In addition, they will also specify in the award agreement whether the option constitutes an ISO, or a non-qualifying stock option. Awards under our 2007 long term incentive plan may also be awarded under certain performance-based criteria based on conditions our board of directors, or any designated committee, deems appropriate.

Award Exercise and Conditions. The consideration paid for our common shares upon exercise of an option may be paid in cash or cash equivalents or, subject to prior approval by our board of directors in its discretion, shares, promissory note, irrevocable direction to sell or pledge shares and to deliver proceeds as payment, or any combination of the foregoing methods. The consideration paid for our common shares upon exercise of stock appreciation rights, restricted stock units and other stock-based awards may be paid in cash, shares or any combination thereof. The restricted shares will be awarded for no additional consideration or such additional consideration as our board may determine satisfies Cayman Islands corporate law requirements. Each award of restricted shares will entitle the participant to all voting, dividends and other ownership rights in such shares, subject to any limitation on dividends rights specified in the award agreement. The participant will possess no incidents of ownership with respect to the shares underlying the restricted stock units granted. Participation in our 2007 long term incentive plan may also be subject to certain terms and conditions, including, but not limited to, withholding tax arrangements and certain restrictions on transfer.

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

On November 5, 2007 and July 1, 2008, we granted options under the 2007 long term incentive plan to our directors, management and key employees of both the Group and our equity investee for an aggregate of 2,801,844 common shares at the average exercise price of US$6.48 per common share (or US$12.96 per ADS). These awards have vesting periods of up to 36 months, and will expire no later than the 10th anniversary of the date of grant. The number of common shares underlying options granted to Yong Zhang, Yuyan Yang and Xiaobing Wang was 473,493, 134,956, and 159,149, respectively.

The following table summarizes, as of December 31, 2008, the outstanding options that we granted to our current directors and executive officers and to other individuals as a group under our 2007 long term incentive plan.

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Grant Date	Date of Expiration
Yong Zhang	473,493	7	December 5, 2007	December 4, 2017
Yuyan Yang	134,956	7	December 5, 2007	December 4, 2017
Xiaobing Wang(2)	159,149	7	December 5, 2007	December 4, 2017
Other employees as a group(1)	693,222	7	December 5, 2007	December 4, 2017
	210,000	2.975	July 1, 2008	June 30- 2018

(1)	None of these employees and consultants is a director or executive officer of our company

(2)	Resigned as Chief Administrator Officer in February 2009

C.	Board Practices

Our board of directors currently has eight directors, including one director appointed by Blue Ridge China and one director appointed by Equity International. Since our IPO in December 2007, Blue Ridge China and Equity International no longer have any rights to appoint directors to our board and the two directors designated by them will continue to be directors of our company only until their resignation or removal.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Thomas Wertheimer and Mr. Huai Chen. On February 23, 2009, we appointed Mr. Thomas Gurnee as the Company’s Chief Financial Officer. At the time, Mr. Gurnee has been an independent member of our board of directors and member of our audit committee. Mr. Gurnee no longer satisfies the “independence” requirements of Section 303A of the NYSE Listed Company Manual. Accordingly, Mr. Gurnee resigned as of February 23, 2009 from our audit committee. Under Section 303A.07(a) of the NYSE Listed Company Manual, an issuer’s audit committee is required to have a minimum of three members. Our audit committee, after Mr. Gurnee’s resignation, has, as of the date of this annual report, only two members. Under such circumstances, where an issuer no longer satisfies certain audit committee standards under Rule 10A-3 of the Exchange Act, the NYSE will generally provide the issuer the opportunity to cure such defects. We provided notice to the NYSE of Mr. Gurnee’s departure and the resulting composition of our audit committee. Our board of directors intends to appoint a replacement for our audit committee when a suitable candidate is identified. Mr. Wertheimer is the chairman of our audit committee. All of the current members of our audit committee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has determined that Mr. Wertheimer qualifies as an “audit committee financial expert” under applicable SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Exchange Act, regardless of the dollar amount involved in such transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. Huai Chen, Mr. Yue (Justin)Tang, and Mr. Yong Cui. Mr. Chen is the chairperson of our corporate governance and nominating committee. Mr. Chen and Mr. Tang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Terms of Directors and Officers

Under our memorandum and articles of association, a director holds office until he resigns or otherwise vacates his office or is removed by our shareholders or directors. A director may be removed by special resolution passed by our shareholders before the expiration of such director’s term. Officers are elected by and serve at the discretion of the board of directors.

D.	Employees

We had 382, 633 and 645 full time employees as of December 31, 2006, 2007 and 2008, respectively. See “Item 4. Information on the Company-B. Business Overview-Employees.” None of our employees is represented by a labor union. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of December 31, 2008, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our common shares; and

•	all of our directors and executive officers as a group.

	Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Yong Zhang(2)	61,869,250	40.58
Yuyan Yang(3)	61,869,250	40.58
Yue (Justin) Tang(4)	—	—
Christopher J. Fiegen(5)	—	—
Yong Cui	*	*
Thomas Wertheimer	—	—
Thomas Gurnee	—	—
Huai Chen	—	—
All directors and executive officers as a group(6)
Principal Shareholders:
Blue Ridge China Partners, L.P.(7)	27,905,867	18.29
EI Fund II China, LLC(8)	18,603,912	12.20

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	Beneficial ownership includes voting or investment power with respect to the securities and, except as indicated below, each person named has sole voting and investment power with respect to the shares shown opposite his or her name. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of December 31, 2008, the end of our fiscal year. The percentage of beneficial ownership is based on 151,017,040 common shares outstanding as of December 31, 2008. In addition, for purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons had the right to acquire on or before February 29, 2008 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Includes 12,000,000 common shares owned by Yuyan Yang, Mr. Zhang’s spouse, and 1,545,956 options exercised into equivalent common shares in 2008, and 56,232 common shares issuable upon the exercise of options exercisable within 60 days, which are held by Star World Finance Limited, a British Virgin Islands company wholly owned and controlled by Ms. Yang.

(3)	Includes 48,000,000 common shares owned by Yong Zhang, Ms. Yang’s spouse, and 267,062 common shares issuable upon the exercise of options exercisable within 60 days, which are held by Shining Gold Trading Limited, a British Virgin Islands company wholly owned and controlled by Mr. Zhang.

(4)	An entity controlled by Yue (Justin) Tang is a limited partner of the General Partner of Blue Ridge China Partners, L.P., or Blue Ridge China, giving Mr. Tang an indirect economic interest in a minority portion of the shares owned by Blue Ridge China. Such entity has certain veto rights, including with respect to Blue Ridge China’s determinations as to making and disposing of investments. Mr. Tang disclaims beneficial ownership (having or sharing investment or voting control) in the Blue Ridge China shares, and disclaims any pecuniary interest in the Blue Ridge China shares except to the extent of his proportionate indirect interest in Blue Ridge China.

(5)	Christopher J. Fiegen has an economic interest in a minority portion of the shares owned by EI Fund II China, LLC, or Equity International. Mr. Fiegen disclaims beneficial ownership in all of our shares owned by Equity International, except to the extent of his pecuniary interest therein.

(6)	Includes 1,545,956 common shares issuable upon the exercise of options exercisable within 60 days, which are held by Star World and 69,773 common shares issuable upon the exercise of options exercisable within 60 days, which are held by Shining Gold.

(7)	The securities are beneficially owned by Blue Ridge China and by its general partner, Blue Ridge China Holdings, L.P., or BRCH, a Cayman Islands exempted limited partnership, and BRCH’s general partner, Blue Ridge Capital Offshore Holdings LLC, or BRCOH, a New York limited liability company. John A. Griffin is the sole managing member of BRCOH and in that capacity directs its operations and (through BRCOH and BRCH) has voting and investment control over Blue Ridge China. Blue Ridge China, BRCH, BRCOH, and Mr. Griffin may therefore all be deemed to beneficially own such securities. BRCH’s, BRCOH’s, and Mr. Griffin’s pecuniary interest in such securities is limited to its or his proportionate pecuniary interest in Blue Ridge China. The address of Blue Ridge China Partners, L.P. is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands

(8)	The securities are owned directly by EI Fund II China, LLC. Samuel Zell, through several trusts for the benefit of Mr. Zell’s family, has investment and voting control over EI Fund II China, LLC and may therefore be deemed to beneficially own such securities. Mr. Zell’s and each such trust’s pecuniary interest in such securities are limited to his or its proportionate pecuniary interest in EI Fund II China, LLC. The address of EI Fund II China, LLC is Two North Riverside Plaza, Suite 700, Chicago, IL 60606.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

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

As part of the transaction, Xinyuan Ltd. cancelled warrants issued to Burnham Securities and Joel B. Gardner to purchase an aggregate of 1,853,172 common shares at a price of US$0.81155 per share and we issued substantially similar warrants to Burnham Securities and Mr. Gardner. The holders of the Burnham warrants exercised all of their warrants on a net exercise basis prior to the completion of the IPO in December 2007 which resulted in the issuance to them of 1,638,323 common shares.

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

Right of First Refusal on Common Shares by Certain Shareholders. If any shareholder party to the agreement, other than Mr. Yong Zhang or Ms. Yuyan Yang, desires to transfer all or any portion of its securities, the selling shareholder must first deliver to us a notice identifying the transferee and containing an offer to sell the shares to us at the same price, upon the terms as set forth in the proposed transfer. This right of first refusal does not apply to sales to the public.

Registration Rights. Blue Ridge China and Equity International are also entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 registration.

Termination of Agreement. The shareholders agreement will terminate upon the expiration of any period of four consecutive weeks after our IPO in December 2007 during which the weekly trading volume in each such week of the common shares on the NYSE, Nasdaq or any applicable major international securities exchange exceeds one-half the number of common shares (on a fully diluted basis) then held by Blue Ridge China and Equity International.

Transactions with Jiantou Xinyuan

We continue to hold a 45% equity interest in Jiantou Xinyuan, with the remaining 55% held by third-party partners. Under the joint venture contract, we and the other partners agree to share the profits according to our respective equity interest in Jiantou Xinyuan.

We extended loans to and paid real estate construction costs on behalf of Jiantou Xinyuan. As of December 31, 2008, we recorded balances due from Jiantou Xinyuan in the amount of US$7,073,211. In May and June 2007, we made two loans to Jiantou Xinyuan in the amount of RMB58.7 million and RMB58.3 million, respectively. These loans bore interest at the rate of 6.57% per annum and have fixed terms of one year. In July 2008, we extended a loan to Jiantou in the amount of US$6.6 million, which bears an annual interest rate of 8.21% and it will be due on July 2, 2009.

Cash Advances

As of December 31, 2008, we recorded balances due from employees in the amount of US$0.04 million as compared to US$0.3 million for 2007, which mainly represented cash advances paid to employees for their traveling expenses.

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentives” for a description of share options and stock purchase rights we have granted to our directors, officers and other individuals as a group.

Consulting Agreement with Our Director

We entered into a consulting agreement with a consulting company that is beneficially owned by Yong Cui, one of our directors, in April 2005. Under this agreement, the consulting company agreed to provide certain financial consulting services to us. This consulting agreement was renewed in December 2006, under which we have agreed to pay an annual fee of RMB 240,000. This agreement will expire in April 2012.

Registration Rights

We have granted registration rights to the holders of our common shares, certain warrants and convertible notes or their assignees, some of which rights may have expired. These rights include (a) demand and Form F-3 registration rights to (i) the holders or assignees of our convertible notes and related warrants, and to (ii) Blue Ridge China and Equity International, and (b) piggyback registration rights to these parties and the holders of the common shares issued upon exercise of the Burnham warrants. We anticipate registering some or all of the common shares for resale on a Form F-3 registration statement in the near future.

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

Our ADSs, each representing two of our common shares, have been listed on the NYSE since December 12, 2007. Our ADSs trade under the symbol “XIN.” For the period from June 11, 2008 to June 25, 2009 the trading price of our ADSs on the NYSE has ranged from US$$1.54 to US$7.74 per ADS. The following table provides the high and low trading prices for our ADSs on the NYSE for each of the months since our IPO in December 2007.

	Trading Price
	High	Low
	US$	US$
Quarterly Highs and Lows
Fourth Quarter, 2007 (starting from December 12, 2007)	18.00	12.00
First Quarter, 2008	14.71	6.35
Second Quarter 2008	11.61	6.07
Third Quarter 2008	6.98	2.89
Fourth Quarter 2008	3.50	1.54
First Quarter 2009	5.59	2.43
Monthly Highs and Lows
2008
December	2.72	2.00
2009
January	4.05	2.43
February	4.25	3.05
March	5.59	3.27
April	5.00	3.60
May	7.10	4.50
June (through June 25)	7.65	6.00

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum and articles of association filed as Exhibit 3.2 to our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007.

C.	Material Contracts

We have not entered into any material contracts in the tax year period ended December 31, 2008 other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

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

People’s Republic of China Taxation

The PRC Corporate Income Tax Law, or the CIT Law, and the Implementation for the CIT Law issued by the PRC State Council, became effective as of January 1, 2008. The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for the CIT Law, a “de facto management body” is defined as a body that has material and overall management and control of the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. On April 22, 2009, the State Administration of Taxation issued the Notice on the Issues Regarding Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria, which was retroactively effective as of January 1, 2008. Under this notice, an overseas incorporated domestically controlled enterprise will be recognized as a PRC resident enterprise if it satisfies all of the following conditions: (i) the senior management responsible for daily production/ business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and shareholder meetings, etc, are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC. However, it is still unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

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

Certain dividends received by non-corporate U.S. Holders, including individuals, in taxable years beginning before January 1, 2011, generally will be subject to a maximum income tax rate of 15%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” and only with respect to common shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the NYSE. Accordingly, subject to the discussions below under “—Passive Foreign Investment Company” and “—Controlled Foreign Corporation,” dividends paid by us with respect to the ADSs generally should be eligible for the reduced income tax rate. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the CIT Law (see discussion under “—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, dividends we pay on the common shares to non-corporate U.S. Holders, regardless of whether such shares are represented by ADSs, would be subject to a maximum income tax rate of 15%.

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

Dividends paid by us will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive category income” or, in the case of certain U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. Furthermore, a foreign tax credit for any PRC withholding taxes imposed on dividend paid on the common shares or ADSs may be disallowed, if the U.S. Holder has held such shares for less than a specified minimum period during which the U.S. Holder is not protected from risk of loss, or is obligated to make payments related to the dividends. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.

In the event that we are deemed to be a PRC resident enterprise under the CIT Law (see discussion under “—People’s Republic of China Taxation”), you may be subject to PRC withholding taxes on dividends paid to you with respect to the common shares or ADSs. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to generally applicable limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Investors should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, you may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax was to be imposed on any gain from the disposition of common shares or ADSs, the gain may be treated as PRC-source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of the common shares or ADSs, including the availability of the foreign tax credit under their particular circumstances.

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

Passive Foreign Investment Company

Based on the composition of our assets and income, we do not believe we were a PFIC in 2008 and do not expect to be a PFIC for U.S. federal income tax purposes with respect to our current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year ending December 31, 2009 will not be determinable until after the close of the current taxable year ending December 31, 2009, and accordingly there is no guarantee that we will not be a PFIC for 2009 or any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Changes in the nature of our income or assets, or a decrease in the trading price of the common shares or ADSs, may cause us to be considered a PFIC in the current or any subsequent year. However, as noted above, there can be no certainty in this regarded until the close of the 2009 taxable year.

In general, a non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions. Passive income does not include rents and royalties derived from the active conduct of a trade or business. If we own at least 25% (by value) of the stock of another corporation, we will be treated for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. If we are a PFIC for any year during which you hold the common shares or ADSs, we generally will continue to be treated as a PFIC for all succeeding years during which you own such shares.

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

A U.S. Holder’s adjusted tax basis in the common shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares or ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

The RMB is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its previous policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since July 21, 2005, this change in policy has resulted in an approximately 17.0% appreciation of the RMB against the U.S. dollar by December 31, 2008. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any appreciation of the RMB against the U.S. dollar or any other foreign currencies would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert foreign currencies into RMB for such purposes. Any significant depreciation in the exchange rates of the RMB against the U.S. dollar could adversely affect the value of our dividends, which would be funded by RMB but paid in U.S. dollars. There can be no assurance that any future movements in the exchange rate of the RMB against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition (including our ability to pay dividends). A significant depreciation in the RMB against major foreign currencies may have a material adverse impact on our results of operations, financial condition and share price because our reporting currency is U.S. dollars and our ADSs are expected to be quoted in U.S. dollars, whereas our revenues, costs and expenses are denominated in RMB. To the extent that we need to convert U.S. dollars we received from our IPO in December 2007 into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from conversion. Assuming we had converted the U.S. dollar denominated cash balance of US$5.5 million as of December 31, 2008 into RMB at the exchange rate of US$1.00 for RMB6.8346 as of December 31, 2008, this cash balance would have been RMB37.8 million. Assuming a further 1.0% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB37.4 million as of December 31, 2008.

We generated net foreign exchange gain of US$3.6 million in the year ended December 31, 2008, which represented the exchange difference arising from the translation of U.S. dollar-denominated long-term debt in the amount of US$71 million into RMB using the exchange rate effective at the balance sheet date. The exchange gain was recognized in the statement of operations for the year ended December 31, 2008.

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

Our indebtedness consists primarily of short-term and long-term bank borrowings, the floating rate notes and the convertible notes. As of December 31, 2008, we had US$169.0 million of short-term bank borrowings, including US$28.3 million of short-term bank loans and US$140.7 million of long-term loans due within one year, all of which are denominated in RMB and bear interest rates ranging from 6.41% per annum to 10.08% per annum, with a weighted average interest rate at such date of 7.54%. All of the short-term loans bear interest at fixed rates. All current portion of long-term bank loans bear floating interest rates, which should be adjusted based on PBOC benchmark rates in the range of 95% to 110% in the following years. The PBOC regulates the interest rates of our Renminbi-denominated borrowings. The PBOC-published benchmark one-year lending rates in China, which directly affect the property mortgage rates offered by commercial banks in China, as at December 31, 2006, 2007 and 2008 were 6.12%, 7.47% and 5.31%, respectively. The floating rate notes and the convertible notes are denominated in U.S. dollars. The floating rate notes bear interest at a floating rate based on six-month LIBOR plus 6.8%. The convertible notes bear interest at 2% per annum, which is payable on a semi-annual basis on April 15 and October 15 each year. As of December 31, 2008, the principal amount of our aggregate outstanding variable rate debt, including long-term bank loans and floating rate notes, was US$180.0 million. A hypothetical 1% increase in annual interest rates would increase our interest cost by approximately US$1.8 million per year based on our debt level at December 31, 2008.

Credit Risk

We provide guarantees to mortgage lending banks in respect of the mortgage loans provided to the purchasers of our properties up until completion of the registration of the mortgage with the relevant authorities, which generally occurs within six to 12 months after the purchaser takes possession of the relevant properties. If a purchaser defaults under the loan while our guarantee is in effect and we repay all debt owed by the purchaser to the mortgagee bank under the loan, the mortgagee bank must assign its rights under the loan and the mortgage to us and, after the registration of the mortgage, we will have full recourse to the property. In line with what we believe is industry practice, we do not conduct independent credit checks on our customers but rely on the credit checks conducted by the mortgagee banks.

As of December 31, 2008, we had guaranteed mortgages in the principal amount of US$384.0 million. If a purchaser defaults on the payment of its mortgage during the term of the guarantee, the mortgage lending bank may require us to repay the outstanding amount under the loan plus any accrued interest. In this event, although we are able to retain the customer’s deposit and sell the property to recover any amounts paid by us to the bank, there can be no assurance that we would be able to sell the property at a price equal to or greater than the amount necessary to pay off the defaulting purchaser’s outstanding loan amount and any accrued interest thereon.

As of December 31, 2008, our cash and cash equivalents totaled US$135,658,720 and restricted cash totaled US$57,950,726, predominately deposited in accounts maintained with state-owned bank within the PRC. We have not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Inflation

Inflation has not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.5%, 4.8% and 4.4% in 2006, 2007 and 2008, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this annual report, we have not been materially affected by any inflation or deflation.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), Business Combinations, or SFAS 141(R). SFAS 141(R) applies to all transactions or events in which an entity obtains control of one or more businesses, including those effected without the transfer of consideration, for example, by contract or through a lapse of minority veto rights. SFAS 141(R) requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008, and early adoption is not permitted. Management does not believe that the adoption will have a material impact on the Group’s consolidated results of operations or financial position.

In December 2007, the FASB issued Statement of Financial Accounting Standards No.160, Noncontrolling Interests in Consolidated Financial Statemenst-an amendment of ARB No.51, or SFAS 160. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in a consolidated entity which should be reported as equity in the parent’s consolidated financial statements. SFAS 160 requires a reconciliation of the beginning and ending balances of equity attributable to noncontrolling interests and disclosure, on the face of the consolidated income statement, of those amounts of consolidated net income attributable to the noncontrolling interests, eliminating the past practice of reporting these amounts as an adjustment in arriving at consolidated net income. SFAS 160 requires a parent to recognize a gain or loss in net income when a subsidiary is deconsolidated and requires the parent to attribute to noncontrolling interests their share of losses even if such attribution results in a deficit noncontrolling interests balance within the parent’s equity accounts. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and requires retroactive application of the presentation and disclosure requirements for all periods presented. Early adoption is not permitted. Management does not believe that the adoption will have a material impact on the Group’s consolidated results of operations or financial position.

In February 2008, the FASB issued FASB Staff Position ,or FSP, No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 and FSP No. 157-2, Effective Date of FASB Statement No. 157, which collectively remove certain leasing transactions from the scope of SFAS 157 and partially delay the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities. In October 2008, the FASB issued FSP SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, which clarifies the application of SFAS No. 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. The adoption of FSP No. 157-1, FSP No. 157-2 and FSP No. 157-3 has no material impact on our consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities- an amendment of FASB Statement No. 133, or SFAS 161. SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities , or SFAS 133. SFAS 161 requires entities to provide greater transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Due to the Group’s minimal use of derivative instruments, management does not believe that the adoption will have a material impact on the Group’s consolidated results of operations or financial position.

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS 142, and applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) both intangible assets acquired in business combinations and asset acquisitions. FSP 142-3 also requires entities to disclose information for all intangible assets, recognized as of and subsequent to the effective date of FSP 142-3 to provide effects of the entity’s intent or ability to renew or extend the arrangement associated with the intangible assets on expected cash flows associated with the intangible assets. FSP 142-3 is effective for intangible assets acquired after December 15, 2008 and early application is prohibited. The Group does not expect that the adoption will have a material impact on the consolidated results of operations or financial position.

In June 2008, the EITF issued EITF Issue No. 07-5, or EITF 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008. EITF 07-5 does not permit early adoption for an existing instrument. The Group is currently assessing the impact of this new standard on its financial statements. However, management does not currently foresee that the adoption will have a material impact on the Group’s consolidated results of operations or financial position.

In June 2008, the FASB issued FSP EITF Issue No. 03-6-1, or FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. FSP EITF 03-6-1 clarifies that share-based payment awards that entitle their holders to receive non-forfeitable dividends or dividend equivalents before vesting should be considered participating securities. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008 on a retrospective basis. The Company has not granted any share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents before vesting since incorporation. Management does not believe that the adoption will have a material impact on the Group’s consolidated results of operation or financial position.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities, or FSP FAS 140-4 and FIN46 (R)-8, which amend Statement of Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities— a replacement for FASB Statement No. 125, or SFAS 140 to require public entities to provide additional disclosures about transferors’ continuing involvement with transferred financial assets and amends FASB Interpretation, or FIN, No. 46 (revised December 2003), Consolidation of Variable Interest Entities—an interpretation of ARB No. 51, or FIN 46 (R) to require public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosures about their involvement with VIEs. FSP FAS 140-4 and FIN 46 (R) is effective for the Company’s financial statements for the year ended December 31, 2008. The adoption of FSP FAS 140-4 and FIN 46 (R)-8 did not impact the Company’s consolidated results of operations, cash flows or financial position.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On November 13, 2007, the holders of the Series A preference shares agreed to waive their contingent conversion option. As such, the Series A preference shares were automatically converted to common shares at the time of our IPO in December 2007 on a one-for-one basis.

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

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule g) of the Securities Exchange Act of 1934. Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was not effective as of December 31, 2008 due to the existence of a material weakness, as described below.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management identified a material weakness relating to the Company not having sufficient experienced personnel with the requisite technical skills and working knowledge of the application of U.S. GAAP related to revenue recognition under percentage of completion, deferred income taxes and the financial statement close process. This was exacerbated by high turnover of junior and senior level finance and accounting personnel, including the Chief Financial Officer during 2008.

Revenue recognition under percentage of completion

During the fourth quarter of 2008, there was a significant decline in the selling prices of residential real estate in our markets. We prepared several scenarios for the estimates of the amounts and timing of expected future unit sales and construction costs relating to our development projects. During the audit, it became apparent that the projections initially chosen when recording sales revenue and related costs of sales under U.S GAAP were not supportable by current market transactions. As a result, we revised a number of projections and recorded adjustments amounting to approximately $3.7 million to decrease revenue and $26.8 million to increase cost of revenue for the year ended December 31, 2008. Further and consequently, it was necessary to record an adjustment relating to an impairment loss amounting to approximately $55.0 million for the year ended December 31, 2008 for one of our properties.

Deferred income taxes

We did not have skilled, accounting personnel assigned to deferred tax computations nor do we have a specialized tax group. During the audit, we recorded adjustments in the deferred taxes and the related consolidated financial statement disclosures. These adjustments include post-closing adjustments.

We maintain our accounting books and records under the PRC GAAP and we prepare our consolidated financial statements under the U.S. GAAP through the use of memorandum entries. In the process of closing our books for our quarterly earnings releases and annual financial statement preparation in accordance with U.S. GAAP, we have found that our review processes are not effective enough to identify the audit adjustments relating to our 2008 consolidated financial statements as described below, errors in our consolidated cash flow statements, and incomplete as well as inaccurate footnote disclosures.

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, as stated in their report thereon which appears herein.

Management Remediation Plan

We have engaged in, and will continue to engage in, substantial efforts to address the material weakness in our internal control over financial reporting. The audit committee will continue to monitor the remediation plan to address the material weakness noted in this evaluation of the Company’s internal controls over financial reporting.

To remediate the material weakness described above, the company has implemented or plans to implement the remedial measures described below.

•

Employ resources with sufficient U.S. GAAP competence to improve our finance and accounting department and the quality of our US GAAP accounting books and records, primarily in the area of revenue recognition and deferred tax;

•	Provide additional training and cross-training to our existing personnel, including areas of new and emerging accounting standards; and

•

Enhance our accounting and finance policy and procedure manuals to provide guidance to our finance and accounting department, and a level of competence and continuity in the event of future employee turnover.

Changes in Internal Control over Financial Reporting

Other than the remedial measures described above, there have been no changes in our internal control over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Board of Directors and Shareholders

Xinyuan Real Estate Co., Ltd.

We have audited Xinyuan Real Estate Co., Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Xinyuan Real Estate Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Report of Management on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness relating to the Company not having sufficient experienced personnel with the requisite technical skills and working knowledge of the application of U.S. generally accepted accounting principles relating to revenue recognition under percentage of completion, deferred income taxes and the financial statement close process. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 consolidated financial statements, and this report does not affect our report dated June 26, 2009 on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

/s/ Ernst & Young Hua Ming
Ernst & Young Hua Ming
Shanghai, The People’s Republic of China

June 26, 2009

PART III

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Thomas Wertheimer, one of our independent directors and the chairman of our audit committee, qualifies as an audit committee financial expert under applicable SEC rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that pertains to our directors, officers and employee with certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics with the SEC as an exhibit to our registration statement on Form F-1 (No. 333-147477).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent auditors during the periods indicated below.

	For the Year Ended December 31,
	2006	2007	2008
Audit fees(1)	192,000	1,610,000	900,115
Audit-related fees(2)	—	—	20,000
Tax fees(3)	—	—	4,296
Other fees(	—	1,500	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, which also included the issuance of the audit and review of financial statements and other assurance services rendered in connection with our IPO in 2007.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent auditors for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our auditors for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve, on a project by project basis, all audit and non-audit services provided by Ernst & Young Hua Ming, including audit services, audit-related services, tax services and other services as described above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Our ADSs are listed on the NYSE and we are therefore subject to corporate governance requirements of the NYSE. In addition, we are incorporated in the Cayman Islands and thus our corporate governance practices are also governed by applicable Cayman Islands law. Under Section 303A of the NYSE Listed Company Manual, NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements.

Section 303A.04(a) of the NYSE Listed Company Manual requires each issuer to have a nominating and corporate governance committee composed entirely of independent directors. Section 303A.05(a) of the NYSE Listed Company Manual requires each issuer to have a compensation committee composed entirely of independent directors. The corporate governance practice in our home country, the Cayman Islands, does not require the implementation of a compensation committee, a nominating and corporate governance committee, nor does it require any such committees to be comprised solely of independent directors. We are committed to a high standard of corporate governance and, as such, we endeavor to comply with most of the NYSE corporate governance practices. We have established a separate compensation committee and a nominating and corporate governance committee, and require that a majority of the members of such committees be comprised of independent directors.

On February 23, 2009, we appointed Mr. Thomas Gurnee as our Chief Financial Officer. Mr. Gurnee has been a member of our board of directors since December 2007, and, prior to the date of his appointment as our Chief Financial Officer, was an independent director and member of our audit committee and corporate governance and nominating committee. Mr. Gurnee remains on our board of directors, but no longer satisfies the “independence” requirements of Section 303A of the NYSE Listed Company Manual. Accordingly, Mr. Gurnee resigned as of February 23, 2009 from our audit committee and corporate governance and nominating committee. Under Section 303A.07(a) of the NYSE Listed Company Manual, an issuer’s audit committee is required to have a minimum of three members. Our audit committee, after Mr. Gurnee’s resignation, has as of the date of this annual report, only two members, each of whom satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act, and one such member qualifies as an “audit committee financial expert” under applicable SEC rules. Under such circumstances, where an issuer no longer satisfies certain audit committee standards under Rule 10A-3 of the Exchange Act, the NYSE will generally provide the issuer the opportunity to cure such defects. We provided notice to the NYSE of Mr. Gurnee’s departure and the resulting composition of our audit committee. Our board of directors intends to appoint a replacement for our audit committee when a suitable candidate is identified.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Xinyuan Real Estate Co., Ltd. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

2.1	Indenture regarding the guaranteed senior secured floating rate notes due 2010, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

2.2	Indenture regarding the 2% guaranteed convertible subordinate notes due 2012, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.1	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.2	2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.3	Form of Securities purchase agreement, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and purchaser (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.4	Warrant agreement, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd. and the Hong Kong and Shanghai Banking Corporation Limited (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.5	Equity registration right agreement, dated as of April 13, 2007, by and among Xinyuan Real Estate Co., Ltd., each of the holders of the Warrants and each of the holders of the Convertible Notes (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.6	Voting agreement, dated as of April 13, 2007, by and among Xinyuan Real Estate Co., Ltd., Drawbridge Global Macro Master Fund Ltd. and Mr. Yong Zhang and Ms. Yuyan Yang (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.7	Share exchange and assumption agreement, dated as of April 9, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd. and Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.8	Amended and Restated shareholders agreement, dated as of October 31, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd., Xinyuan Real Estate Co., Ltd. and, to the extent set forth herein, Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.9	Amended and restated warrant, dated as of August 28, 2007, between Xinyuan Real Estate Co., Ltd. and EI Fund II China, LLC (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.10	Amended and restated warrant, dated as of August 28, 2007, between Xinyuan Real Estate Co., Ltd. and Blue Ridge China Partners, L.P. (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.11	Burnham warrants holders letter agreement, dated April 9, 2007, among Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate, Ltd., Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.12	Credit agreement, dated as of December 7, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, and Xinyuan Real Estate, Ltd. (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.13	Share purchase agreement, dated as of November 18, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang and Xinyuan Real Estate, Ltd. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.14	Securities purchase agreement, dated as of August 22, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang and Xinyuan Real Estate, Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.15	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.16	Form of employment agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.17	Form of confidentiality and non-competition agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.18	English translation of the joint venture contract of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., dated August 20, 2005, among Henan Xinyuan Real Estate Co., Ltd., Zhengzhou General Construction Investment Company and Zhengzhou Jiantou Project Consulting Co., Ltd. (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.19	English translation of financial consulting services agreement, dated December 27, 2006, between Henan Xinyuan Real Estate Co., Ltd. and Beijing Runzheng Investment Consulting Co., Ltd. (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.20	(a) English translation of the share transfer agreement regarding Zhengzhou Mingyuan Landscape Engineering Co., Ltd., dated September 1, 2006, among Yong Zhang, Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Mingyuan Landscape Engineering Co., Ltd. (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

(b) English translation of the share transfer agreement regarding Zhengzhou Mingyuan Landscape Engineering Co., Ltd., dated September 1, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Mingyuan Landscape Engineering Co., Ltd. (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.21	(a) English translation of the share transfer agreement regarding Zhengzhou Xinyuan Computer Network Engineering Co., Ltd., dated September 1, 2006, among Yong Zhang, Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Xinyuan Computer Network Engineering Co., Ltd. (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

(b) English translation of the share transfer agreement regarding Zhengzhou Xinyuan Computer Network Engineering Co., Ltd., dated September 1, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Xinyuan Computer Network Engineering Co., Ltd. (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.22	English translation of the share transfer agreement regarding Henan Xinyuan Real Estate Agency Co., Ltd., dated September 1, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Henan Xinyuan Real Estate Agency Co., Ltd. (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.23	(a) English translation of the share transfer agreement regarding Henan Xinyuan Property Management Co., Ltd., dated September 1, 2006, among Yong Zhang, Henan Xinyuan Real Estate Co., Ltd. and Henan Xinyuan Property Management Co., Ltd. (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

(b) English translation of the share transfer agreement regarding Henan Xinyuan Property Management Co., Ltd., dated September 1, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Henan Xinyuan Property Management Co., Ltd. (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.24	(a) English translation of the share transfer agreement regarding Henan Xinyuan Real Estate Co., Ltd., dated August 7, 2006, among Yong Zhang, Xinyuan (China) Real Estate, Ltd. and Henan Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

(b) English translation of the share transfer agreement regarding Henan Xinyuan Real Estate Co., Ltd., dated August 7, 2006, among Yuyan Yang, Xinyuan (China) Real Estate, Ltd. and Henan Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.25	English translation of the share transfer agreement regarding Henan Wanzhong Real Estate Co., Ltd., dated March 16, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Henan Wanzhong Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

8.1*	Subsidiaries of Xinyuan Real Estate Co., Ltd.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Ernst & Young Hua Ming

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chairman and Chief Executive Officer

Date: June 26, 2009

Xinyuan Real Estate Co., Ltd. and Subsidiaries

As of December 31, 2007 and 2008 and

For the years ended December 31, 2006, 2007 and 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Xinyuan Real Estate Co., Ltd.

We have audited the accompanying consolidated balance sheets of Xinyuan Real Estate Co., Ltd. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xinyuan Real Estate Co., Ltd. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission and our report dated June 26, 2009 expressed an adverse opinion thereon.

/s/    Ernst & Young Hua Ming

Shanghai, The People’s Republic of China

June 26, 2009

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2007 and 2008

(All amounts stated in US$, except for number of shares data)

		As at December 31
	Notes	2007	2008
		US$	US$
ASSETS
Current assets
Cash and cash equivalents		309,315,082	135,658,720
Restricted cash		48,267,378	57,950,726
Accounts receivable		256,788	5,320,228
Other receivables		4,749,871	20,228,904
Other deposits and prepayments		12,863,915	28,989,209
Advances to suppliers		3,051,833	733,348
Real estate property development completed	3	4,917,068	327,925
Real estate property under development	3	379,143,053	520,495,906
Due from related parties	15	6,611,162	7,079,211
Due from employees	15	342,751	36,034
Other current assets		827,660	1,192,709

Total current assets		770,346,561	778,012,920

Real estate property under development	3	9,737,735	102,707,287
Real estate properties held for lease, net	4	6,811,050	14,850,787
Property and equipment, net	5	4,648,559	5,254,893
Other long-term investment	6	241,648	241,648
Interests in an equity investee	7	9,344,453	20,157,172
Deferred tax assets	12	—	6,829,489
Other assets		6,065,247	8,111,886

TOTAL ASSETS		807,195,253	936,166,082

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		45,490,300	89,031,888
Short-term bank loans	8	49,284,013	168,966,728
Customer deposits	11	25,260,770	14,251,714
Income tax payable		5,405,873	6,262,925
Deferred tax liabilities	12	7,531,929	21,512,739
Other payables and accrued liabilities	14	18,296,316	20,113,982
Payroll and welfare payable		3,104,775	2,210,779

Total current liabilities		154,373,976	322,350,755

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2007 and 2008

(All amounts stated in US$, except for number of shares data)

		As at December 31
	Notes	2007	2008
		US$	US$
Long-term bank loans	9	137,858,336	105,006,877
Warrant liabilities	10	16,592,000	170,000
Deferred tax liabilities	12	4,776,138	—
Unrecognized tax benefits	12	11,924,773	12,744,813
Other long-term debt	10	91,770,908	95,638,869

Total liabilities		417,296,131	535,911,314

Commitments and contingencies	19
Shareholders equity
Common shares, US$0.0001 par value:
Authorized—500,000,000 shares Issued and outstanding—151,017,040 shares for 2008 (2007: 148,398,102 shares)	16	14,840	15,102
Additional paid-in capital		490,360,637	499,154,814
Statutory reserves		12,144,645	13,167,418
Accumulated deficit		(123,702,696)	(148,365,420)
Accumulated other comprehensive earnings		11,081,696	36,282,854

Total shareholders’ equity		389,899,122	400,254,768

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		807,195,253	936,166,082

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2006, 2007 and 2008

(All amounts stated in US$, except for number of shares data)

		Year ended December 31
	Notes	2006	2007	2008
		US$	US$	US$
Revenue:
Real estate sales, net of sales taxes of US$8,334,327 in 2006, US$18,010,122 in 2007 and US$21,317,160 in 2008, respectively		141,577,738	305,668,493	352,180,740
Real estate lease income		204,411	338,600	379,080
Other revenue		585,072	3,718,168	4,072,137

Total revenue		142,367,221	309,725,261	356,631,957

Cost of revenue:
Cost of real estate sales		(107,267,400)	(205,210,257)	(352,299,948)
Cost of real estate lease income		(442,020)	(654,626)	(582,510)
Other costs		(486,307)	(2,269,867)	(4,098,392)

Total cost of revenue		(108,195,727)	(208,134,750)	(356,980,850)

Gross profit/(loss)		34,171,494	101,590,511	(348,893)
Selling and distribution expenses		(2,996,226)	(10,514,723)	(13,578,240)
General and administrative expenses		(3,625,800)	(17,076,780)	(32,343,349)

Operating income/(loss)		27,549,468	73,999,008	(46,270,482)
Interest income		461,335	1,416,577	3,491,792
Interest expense		(727,041)	(3,204,011)	—
Exchange gains		—	3,082,842	3,603,164
Share of income (loss) in an equity investee	7	(446,086)	8,686,233	9,843,083
Change in fair value of warrant liabilities		—	(8,602,000)	16,422,000

Income/(loss) from operations before income taxes		26,837,676	75,378,649	(12,910,443)
Income taxes	12	(10,717,338)	(29,715,493)	(10,729,508)

Net income/(loss) before minority interest		16,120,338	45,663,156	(23,639,951)
Minority interest		2,572	—	—

Net Income/(Loss)		16,122,910	45,663,156	(23,639,951)
Accretion of Series A convertible redeemable Preference shares		(942,301)	(2,739,383)	—
Deemed dividend	16	—	(182,228,622)	—

Net income (loss) attributable to ordinary shareholders		15,180,609	(139,304,849)	(23,639,951)

Earnings/(loss) per share:
Basic	17	0.21	(1.28)	(0.16)
Diluted	17	0.21	(1.28)	(0.16)

Shares used in computation:
Basic	17	72,694,467	108,690,267	149,149,309
Diluted	17	72,694,467	108,690,267	149,149,309

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2006, 2007 and 2008

(All amounts stated in US$, except for number of shares data)

	Year ended December 31
	2006	2007	2008
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	16,122,910	45,663,156	(23,639,951)
Adjustments to reconcile net income/(loss) to net cash (used in) provided by operating activities:
Impairment recognized	—	—	55,003,786
Depreciation and amortization	734,421	1,825,978	2,394,951
Stock-based compensation expenses	—	4,545,968	8,189,903
Accretion of long-term debt	—	1,715,721	—
Changes in unrecognized tax benefit	—	8,711,372	—
Deferred tax expense	2,520,756	9,441,002	1,528,003
Share of (earnings) loss in an equity interest	446,086	(8,686,233)	(9,843,083)
Minority interests’ share of (loss)/earnings of a subsidiary	(2,572)	—	—
Exchange gains	—	(3,082,842)	(3,603,164)
Changes in fair value of warrant liabilities	—	8,602,000	(16,422,000)
Changes in fair value of embedded derivatives, net of amount capitalized	—	(3,531,817)	—

Changes in operating assets and liabilities:
Accounts receivable	(56,658)	(38,321)	(4,963,446)
Real estate property development completed	551,209	(149,438)	5,026,184
Real estate property under development	(43,923,966)	(264,452,834)	(252,040,550)
Advances to suppliers	(1,858,439)	(231,867)	2,487,096
Other receivables	124,712	(514,894)	(15,064,188)
Other deposits and prepayments	(2,281,851)	(9,419,679)	(14,742,161)
Other current assets	—	(241,999)	(1,145,677)
Other assets	360,409	(584,418)	(4,095,150)
Accounts payable	5,928,319	30,045,321	39,753,870
Customer deposits	(18,623,686)	(1,952,153)	(12,538,194)
Income tax payable	2,567,764	(2,086,775)	894,977
Other payables and accrued liabilities	9,711,363	4,684,812	346,277
Payroll and welfare payable	—	2,778,232	(1,089,432)
Amount due from employees	—	—	324,898
Accrued interest	—	2,285,101	(360,626)

Net cash used in operating activities	(27,679,223)	(174,674,607)	(243,597,677)

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

	Year ended December 31
	2006	2007	2008
	US$	US$	US$
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(1,578,630)	—	—
Proceeds from disposal of investment	111,521	—	—
(Disposal)/ improvement of properties held for lease	(835,069)	(1,210,077)	(7,808,605)
Purchase of property and equipment	(719,728)	(1,379,675)	(1,194,950)
Loan to employees	(83,544)	(33,286)	—

Net cash used in investing activities	(3,105,450)	(2,623,038)	(9,003,555)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of preference shares	21,918,420	—	—
Distribution paid to shareholders	(1,476,461)	—	—
Proceeds from issuance of common shares	14,552,985	262,882,355	217,881
Issuance costs of debt and initial public offering	—	(7,011,638)	—
Decrease /(increase) of restricted cash	(26,625,417)	(13,487,389)	(6,260,261)
Repayments of short-term bank loans	(24,846,605)	(26,551,348)	(96,528,845)
Proceeds from short-term bank loans	15,930,558	50,605,292	87,579,475
Repayment of long-term bank loans	—	(30,363,175)	(23,362,203)
Proceeds from long-term bank loans	12,543,746	149,581,356	105,066,585
Proceeds from shareholders’ loans	35,000,000	—	—
Repayment of shareholders’ loans	—	(35,000,000)	—
Advances from shareholders	110,844	35,856	—
Proceeds from other long-term debts	—	100,000,000	—
Repayment from/(loan to) related parties	2,270,514	(2,286,585)	(36,959)

Net cash provided by financing activities	49,378,584	448,404,724	66,675,673

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	18,593,911	271,107,079	(185,925,559)

Effect of exchange rate changes on cash and cash equivalents	1,391,552	3,293,793	12,269,197
Cash and cash equivalents, at beginning of period	14,928,747	34,914,210	309,315,082

CASH AND CASH EQUIVALENTS, AT END OF PERIOD	34,914,210	309,315,082	135,658,720

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Incomes taxes paid	4,820,426	15,133,114	18,895,137

Total interest paid	2,032,322	13,082,381	26,733,345

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

For the years ended December 31, 2006, 2007 and 2008

(All amounts stated in US$, except for number of shares data)

			Additional			Retained Earnings /	Accumulated Other
	Number	Common	Paid-in	Statutory	Comprehensive	(Accumulated	Comprehensive
	of Shares	Shares	Capital	Reserves	Income	Deficit)	Earnings	Total
		US$	US$	US$	US$	US$	US$	US$
BALANCE AT JANUARY 1, 2006	60,000,000	6,000	2,657,445	3,703,840	—	10,338,810	293,654	16,999,749
Issuance of Burnhan Warrants	—	—	55,595	—	—	—	—	55,595
Issuance of common shares	15,704,379	1,570	14,551,415	—	—	—	—	14,552,985
Foreign currency translation gain	—	—	—	—	1,270,444	—	1,270,444	1,270,444
Net income	—	—	—	—	16,122,910	16,122,910	—	16,122,910
Distribution paid to shareholders						(1,476,461)		(1,476,461)
Accretion of Series A convertible redeemable preference shares						(942,301)		(942,301)
Appropriation of statutory reserves	—	—	—	363,014	—	(363,014)	—	—

BALANCE AT DECEMBER 31, 2006	75,704,379	7,570	17,264,455	4,066,854	17,393,354	23,679,944	1,564,098	46,582,921

Issuance of common stock upon IPO	40,250,000	4,025	260,999,489	—	—	—	—	261,003,514
Conversion of Series A redeemable convertible redeemable preference shares	30,805,400	3,081	207,238,645	—	—	—	—	207,241,890
Conversion of Burnham warrants	1,638,323	164	—	—	—	—	—	—
Foreign currency translation gain	—	—	—	—	9,517,598	—	9,517,598	9,517,598
Stock-based compensation expenses	—	—	4,858,048	—	—	—	—	4,858,048
Net income	—	—	—	—	45,663,156	45,663,156	—	45,663,156
Accretion of Series A convertible redeemable preference shares	—	—	—	—	—	(2,739,383)	—	(2,739,383)
Appropriation of statutory reserves	—	—	—	8,077,791	—	(8,077,791)	—	—
Deemed dividend	—	—	—	—	—	(182,228,622)	—	(182,228,622)

BALANCE AT DECEMBER 31, 2007	148,398,102	14,840	490,360,637	12,144,645	55,180,754	(123,702,696)	11,081,696	389,899,122

Exercise of share option	2,618,938	262	217,881	—	—	—	—	218,143
Foreign currency translation gain	—	—	—	—	25,201,158	—	25,201,158	25,201,158
Stock-based compensation expenses	—	—	8,576,296	—	—	—	—	8,576,296
Net loss	—	—	—	—	(23,639,951)	(23,639,951)	—	(23,639,951))
Appropriation of statutory reserves	—	—	—	1,022,773	—	(1,022,773)	—	—

BALANCE AT DECEMBER 31, 2008	151,017,040	15,102	499,154,814	13,167,418	1,561,207	(148,365,420)	36,282,854	400,254,768

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2006, 2007 and 2008 and

For the years ended December 31, 2006, 2007 and 2008

(All amounts stated in US$, except for number of shares data)

1. Background information of business and organization

Xinyuan Real Estate Co. Ltd. and its subsidiaries (collectively the “Group”) are principally engaged in residential real estate development and the provision of property management services.

Henan Xinyuan Real Estate Co., Ltd (“Henan Xinyuan”) was incorporated on May 19, 1997 by Mr, Yong Zhang and his wife, Ms. Yuyan Yang (collectively, the “Zhang Family”) as a privately held company under the law of the People’s Republic of China (the “PRC” or “China”). Henan Xinyuan is principally engaged in the construction, development and sale of residential real estate units in Henan province of the PRC.

On January 27, 2006, Xinyuan Real Estate Ltd. (“Xinyuan”) was incorporated as a privately held company under the law of the Cayman Islands by the Zhang Family.

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

On August 30, 2006, Henan Xinyuan acquired a 100% equity interest in each of Henan Xinyuan Property Management Co., Ltd. (“Xinyuan Property Management”), Henan Xinyuan Real Estate Agency Co., Ltd. (“Xinyuan Agency”), Zhengzhou Mingyuan Landscape Engineering Co., Ltd. (“Mingyuan Landscape”) and Zhengzhou Xinyuan Computer Network Engineering Co., Ltd. (“Xinyuan Network”) (collectively, the “Ancillary Companies”) from the Zhang Family for cash consideration of US$2.1 million. The terms of the acquisitions of the Ancillary Companies were not finalized as part of the Reorganization.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2006, 2007 and 2008 and

For the years ended December 31, 2006, 2007 and 2008

(All amounts stated in US$, except for number of shares data)

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

On March 26, 2007, Xinyuan Real Estate Co., Ltd. (the “Company”) was incorporated under the law of the Cayman Islands.

On April 9, 2007, pursuant to a one-for-one share exchange under a reorganization plan, the Company entered into a Share Exchange and Assumption Agreement with the Zhang Family, Blue Ridge China Partners, LP (“Blue Ridge China”) and EI Fund II China LLC (“Equity International”) (collectively, the “then-existing shareholders”), whereby:

(i) Mr. Yong Zhang and Ms. Yuyan Yang agreed to exchange their 48,000,000 and 12,000,000 common shares in Xinyuan, respectively, for an equivalent number of equal classes of the Company’s newly issued shares.

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

(iv) The Company’s Series A convertible redeemable preference shares are convertible, upon issuance, into fully paid common shares of the Company at the option of the holder at an initial conversion ratio of 1 to 1. Each Series A convertible redeemable preference share would be converted automatically upon completion of an IPO (Initial Public Offering), subject to certain adjustments set forth in the Company’s memorandum and articles of association. All the preference shares were converted to common shares upon the IPO (see Note 16a).

(v) Xinyuan cancelled the Burnham Warrant issued to Burnham and its designee to purchase an aggregate of 1,853,172 common shares at US$0.81155 per share. The Company issued a similar warrant (the “New Burnham Warrant”) to Burnham and its designee. The New Burnham Warrant would expire on the earlier of August 25, 2011 or the date of an IPO. (see Note 2ab).

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

On December 12, 2007, the Company completed its IPO of 20,125,000 American Depository Shares (“ADS”) at US$14 per ADS. Each ADS comprises two ordinary shares. The proceeds to the Company from the offering amounted to US$261,003,514 net of issuance costs paid and payable.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2006, 2007 and 2008 and

For the years ended December 31, 2006, 2007 and 2008

(All amounts stated in US$, except for number of shares data)

The Company’s subsidiaries and an equity investee as of December 31, 2008 are set out below:

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital RMB’000		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Xinyuan Real Estate, Ltd.	Cayman Islands January 27, 2006	$50,000	*	100%	Investment holding company
Xinyuan (China) Real Estate, Ltd.	The PRC April 10, 2006	565,940		100%	Investment holding company
Henan Xinyuan	The PRC May 19, 1997	50,000		100%	Real estate development
Henan Wanzhong Real Estate Co., Ltd.**	The PRC February 6, 2005	10,000		100%	Real estate development
Qingdao Xinyuan Xingrui Real Estate Co., Ltd.	The PRC February 9, 2006	10,000		100%	Real estate development
Shandong Xinyuan Real Estate Co., Ltd.	The PRC June 2, 2006	80,000		100%	Real estate development
Henan Xinyuan Property Management Co., Ltd.#	The PRC December 28, 1998	5,000		100%	Providing property management services
Zhengzhou Xinyuan Landscape Engineering Co., Ltd.#	The PRC February 17, 2004	2,000		100%	Landscaping engineering and management
Zhengzhou Xinyuan Computer Network Engineering Co., Ltd.#	The PRC May 26, 2004	2,000		100%	Installation of intercom systems
Henan Xinyuan Real Estate Agency Co., Ltd. *** #	The PRC November 6, 2005	2,000		100%	Real estate sales, purchase and lease services
Suzhou Xinyuan Real Estate Co., Ltd.	The PRC November 24, 2006	200,000		100%	Real estate development
Anhui Xinyuan Real Estate Co., Ltd.	The PRC December 7, 2006	50,000		100%	Real estate development
Kunshan Xinyuan Real Estate Co., Ltd.	The PRC January 1, 2008	200,000		100%	Real estate development
Xinyuan Real Estate (Chengdu) Co., Ltd.	The PRC December 12, 2007	220,000		100%	Real estate development
Equity Investee:
Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (“Jiantou Xinyuan”)	The PRC June 13, 2005	10,000		45%	Real estate development

*	Expressed in US$

**	The percentage of equity directly attributable to the Group was increased from 80% to 100% on March 16, 2006.

***	Liquidated on January 4, 2009

#	These companies were acquired on August 30, 2006, for total consideration of $2.1 million.

Except when otherwise indicated, equity holdings remained unchanged throughout the year ended December 31, 2008.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

Certain items reported in the prior years consolidated financial statements have been reclassified to conform to the current year’s presentation. These items have an immaterial effect on the consolidated financial statements for the years ended December 31, 2007 and 2008.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment, provision necessary for contingent liabilities, fair values, revenue recognition, taxes, budgeted costs and other similar charges. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

(c) Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, other deposits and prepayments, amounts due from related parties, due from employees, other receivables, long-term investments, accounts payable, customers deposits, other payables and accrued liabilities, and borrowings. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other deposits and prepayments, amounts due from related parties, due from employees, other receivables, accounts payable, customers deposits, other payables and accrued liabilities, and short-term bank borrowings approximate their fair value due to the short term maturities of these instruments. The Group is exposed to credit risk for financial assets and its maximum amount of loss in the event of non performance by the counterparty is the recorded amount. The Group generally does not require collateral for its financial assets.

Long-term investments have no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs. The Company reviews the investments for impairment whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable.

Borrowings bear a floating rate of interest. As the stated interest rate reflects the market rate, the carrying value of the bank borrowings approximates its fair value.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Company adopted the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company has not adopted SFAS 157 for non financial assets and non financial liabilities, as these items are not recognized at fair value on a recurring basis.

SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

SFAS No. 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS No. 157 establishes three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

(d) Foreign currency translation

The Group’s financial information is presented in US dollars. The functional currency of the Company is US dollars. The functional currency of the Company’s subsidiaries is Renminbi (“RMB”), the currency of the PRC. Transactions at the Company’s subsidiaries which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than that RMB are included in consolidated statements of operations as exchange gains. The consolidated financial statements of the Company’s subsidiaries have been translated into U.S. dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

	December 31, 2007	December 31, 2008
Year end RMB: US$ exchange rate	7.3046	6.8346
Annual average RMB: US$ exchange rate	7.6079	6.9480

As of June 25, 2009, the RMB/US$ exchange rate was 6.8359.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at the rates used in translation.

(e) Cash and cash equivalents

The Group considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Group maintains bank accounts in the PRC and Hong Kong. The Group does not maintain any bank accounts in the United States. All PRC bank balances are denominated in RMB. Hong Kong bank balances are denominated in U.S. dollars.

Cash includes cash on hand and demand deposits in accounts maintained with state-owned and private banks within the PRC and Hong Kong. Total cash in banks at December 31, 2008 amounted to US$135,658,720 (2007: US$309,315,082), of which no deposits are covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

(f) Restricted cash

The Group is required to maintain certain deposits with banks that provide mortgage loans to the Group (see Note 9) and the Group’s customers in order to purchase residential units from the Group (see Note 11). These balances are subject to withdrawal restrictions and totaled US$21,091,901 as of December 31, 2008 (2007: US$32,046,530). As of December 31, 2008, the Group also held US$36,858,825 (2007:US$16,220,848) in its restricted cash accounts, representing funds received from loans, which were designated to finance permitted project development expenditures that are subject to approval by the lender. These deposits are not covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

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

In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” real estate property development completed and under development are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss shall be recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

When the profitability of a current project deteriorates, the sales pace significantly declines, or some other factor indicates a possible impairment in the recoverability of the assets, the asset is reviewed for impairment by comparing the estimated future undiscounted cash flows for the project to its carrying value. If the estimated future undiscounted cash flows are less than the asset’s carrying value, the asset is written down to its estimated fair value.

We determine estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, we use various factors such as: a) the expected pace at which the planned number of units will be sold. This is based on competition within the market, historical sales rates of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; b) the estimated net sales prices expected to be attained based on the current market conditions, as well as any estimated increases in future sales prices based upon projected rate of unit sales, estimated time gap between presale and expected delivery, the impact of government incentives, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; c) the expected costs to be expended in the future, including, but not limited to, land and land development, home construction, construction overheads, sales and marketing, sales taxes and interest costs.

Our determination of fair value requires discounting the estimated cash flow at a rate commensurate with the inherent risk associated with the assets and related estimated cash flow. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows.

For the year ended December 31, 2006, 2007 and 2008, the impairment for real estate property under development was US$ nil, US$ nil, and US$55.0 million, respectively. the property was located in the Jiangsu segment.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

The effect of changes to total estimated contract cost or revenues, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under real estate property under development. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits. As of December 31, 2007 and 2008, the amounts received from customers in excess of revenues recognized were US$52.0 million and US$2.9 million, respectively.

Any losses incurred or forecast to occur on real estate transactions are recognized in the period in which the loss is first anticipated. During 2008, one project recognized US$21.8 million in expected losses from sales. This project was also evaluated for impairment (see note 2(g) above).

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

Accounts receivable are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances become doubtful. As of December 31, 2007 and 2008, the allowance for doubtful debts was US$ nil and US$ nil, respectively.

(j) Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which the Group has business relationships.

Other receivables are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances becomes doubtful. As of December 31, 2007 and 2008, the allowance for doubtful debts was US$ nil and US$ nil, respectively.

(k) Advances to suppliers

Advances to suppliers consist of balances paid to contractors and vendors for services and materials that have not been provided or received and generally relate to the development and construction of residential units in the PRC. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the services and materials become doubtful. As of December 31, 2007 and 2008, the allowance for doubtful debts was US$ nil and US$ nil, respectively.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

Buildings	20 years
Vehicles	5 years
Furniture and fixtures	5 years

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of December 31, 2007 and 2008, the Group has investments in two companies in the PRC that specialize in the real estate industry. The Group has 45% and 1.85% interests in them, respectively. For the 45% owned equity investee, the Group accounts for the investment under the equity method. Investment income or loss is recognized by the Group periodically according to 45% of the total net profit or loss generated by the equity investee. For the 1.85% owned company, the Group does not exercise significant influence over it and the Group accounts for the investment under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible.

(q) Capitalized interest

The Group capitalizes interest as a component of building construction costs in accordance with SFAS No. 34, “Capitalization of Interest Cost”.

As a result of the total interest costs capitalized during the period, the interest expense for the years ended December 31, 2006, 2007 and 2008, was as follows:

	2006	2007	2008
	US$	US$	US$
Change in fair value of embedded derivative on Convertible Subordinated Notes	—	(2,543,000)	—
Accretion of discount from embedded derivative on Convertible Subordinated Notes	—	364,497	517,077
Change in fair value of embedded derivative on Senior Floating Rate Notes	—	(3,593,000)	—
Accretion of discount arising from embedded derivative on Senior Floating Rate Notes	—	858,328	1,217,628
Amortization of issuance cost related to other long term debt	—	1,112,303	1,557,975
Accretion of discount arising from warrants on Senior Floating Rate Notes	—	1,757,983	2,493,883
Interest on borrowings	2,209,340	16,508,735	26,461,117

Total interest costs	2,209,340	14,465,846	32,247,680
Less: total interest costs capitalized	(1,482,299)	(11,261,835)	(32,247,680)

Interest expense, net	727,041	3,204,011	—

(r) Retirement benefits

Regulations in the PRC require the Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in the PRC, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the years ended December 31, 2006, 2007 and 2008 the level of contribution to these funds for each employee was determined at 38% of their average salary determined by the Social Welfare Bureau. For the year ended December 31, 2008, the Group recorded expense in the amount of US$2,062,315 (2006: US$406,060; 2007: US$1,476,405).

(s) Distribution of earnings and reserve fund

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from its subsidiaries. The earnings reflected in the consolidated financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

(t) Income taxes

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

On January 1, 2007, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). There was no cumulative effect of the adoption of FIN 48 to beginning retained earnings. Interest and penalties arising from underpayment of income taxes shall be recognized according to the relevant tax law. The amount of interest expense to be recognized shall be computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with this Interpretation is classified in the consolidated financial statements as interest expense, while penalties recognized in accordance with this Interpretation are classified in the consolidated financial statements as other expenses. Please refer to Note (12), “Income Taxes” for additional information relating to the adoption of FIN 48 and its impact on the current period financial results.

In accordance with the provisions of FIN 48, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return’s position or future tax position is “more likely than not” to prevail (defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position). Tax positions that meet the “more likely than not” threshold are measured (using a probability weighted approach) at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, certain changes and/or developments with respect to audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are appropriately recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Prior to the adoption of FIN 48, the Group applied SFAS No. 5, “Accounting for Contingencies”, to assess and provide for potential income tax exposures. In accordance with SFAS No.5, the Group maintained reserves for tax contingencies based on reasonable estimates of the tax liabilities, interest, and penalties (if any) that may result from such audits. FIN 48 substantially changes the applicable accounting model and is likely to cause greater volatility in the income statements and effective tax rates as more items are recognized and/or derecognized discretely within income tax expense.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(u) Land Appreciation Tax (“LAT”)

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

(v) Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Group’s only components of comprehensive income during the years ended December 31, 2006, 2007 and 2008 were net income and the foreign currency translation adjustment.

(w) Advertising expenses

Advertising costs are expensed as incurred, or the first time the advertising takes place, in accordance with Statement of Position No. 93-7 “Reporting on Advertising Costs”. For the year ended December 31, 2008, the Group recorded advertising expenses of US$5,917,148 (2006: US$1,422,083; 2007: US$4,353,898).

(x) Leases

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

The Group has no capital leases for any of the periods stated herein. For the year ended December 31, 2008, the Group recorded total rental expense of US$2,186,888 (2006: US$127,895; 2007: US$493,067).

(y) Property warranty

The Company and its subsidiaries provide customers with warranties which cover major defects of building structure and certain fittings and facilities of properties sold as stipulated in the relevant sales contracts. The warranty period varies from two months to three years, depending on different property components the warranty covers.

The Group constantly estimates potential costs for materials and labor with regard to warranty-type claims expected to be incurred subsequent to the delivery of a property. Reserves are determined based on historical data and trends with respect to similar property types and geographical areas. The Group constantly monitors the warranty reserve and makes adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Group may seek further recourse against its contractors or any related third parties if it can be proved that the faults are caused by them. In addition, the Group also withholds up to 5% of the contract cost from sub-contractors for periods of 2 to 5 years. These amounts are included in current liabilities, and are only paid to the extent that there has been no warranty claim against the Group relating to the work performed or materials supplied by the subcontractors. For the years ended December 31, 2007 and 2008, the Group had not recognized any warranty liability or incurred any warranty costs in excess of the amount retained from subcontractors.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(z) Earnings per share

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

(aa) Burnham Warrant

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

The cost of the transaction with Burnham was incurred solely for the purpose of the fundraising, and offset against the proceeds from the preference shares issued.

In connection with the Company’s initial public offering (“IPO”), the Burnham Warrant was exercised and 1,638,323 common shares were issued.

(ab) Deemed dividend

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

This modification was deemed to be substantive and was treated as an extinguishment of the Series A convertible preference shares. Under EITF Topic D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock” the Company recognized a dividend of approximately US$182.2 million to the Series A convertible preference shareholders, representing the difference between the fair value of the convertible preference shares immediately after modification and the carrying value of the Series A convertible preference shares immediately prior to modification. This deemed dividend to the Series A shareholders did not affect the Company’s net income or cash flows.

However, it reduced the Company’s net income attributable to ordinary shareholders and earnings per shares for the year ended December 31, 2007 by the same amount.

(ac) Convertible Subordinated Notes

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

Given that the Convertible Note is debt in its legal form and is not a derivative in its entirety, it is not considered a financial instrument within the scope of SFAS No. 150 “Accounting for Financial Instrument with Characteristics of Both Liabilities and Equity.” In addition, since the Convertible Note provides that holder with an option to convert into a fixed number of shares for which the ability to exercise the option is based on the passage of time or a contingent event (in this case, an IPO), it meets the definition of a conventional convertible instrument and has been classified as a liability.

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

(ad) Senior Floating Rate Notes and Warrants

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

FRNs

According to the terms of the FRN, it would be repurchased or redeemed by the Company in cash on the third anniversary of the issuance date at the price equal to 100% of the principal amount, and if no qualifying IPO had occurred on or prior to the expiration of 30 months after their issuance, the repurchase price would be equal to 112% of the principal amount plus accrued but unpaid interest. Hence, the additional premium was indexed to the Qualifying IPO, which is not considered clearly and closely related to the economic characteristics of the debt host. Accordingly, the premium was considered an embedded derivative that has been bifurcated from the FRN and valued separately. The premium was initially recorded as a derivative liability associated with long-term debt at fair value of US$3,593,000. As the IPO was completed on December 12, 2007, the fair value at December 31, 2007 became zero. The resulting change in fair value was recognized in current earnings, net of amounts capitalized.

FRN Warrants

One FRN with par value of US$100,000 attached with one warrant is called one unit, and one unit is issued at the price of USD100, 000. Therefore, a total of 750 units were issued. Upon issuance, the FRN Warrants were immediately separable and detachable. Each FRN Warrant entitles the holder to purchase 7,142 common shares at US$5.60 per share.

The FRN Warrant was initially recorded as a derivative liability associated with long-term debt at a fair value of US$7,359,000 and the fair value at December 31, 2008 was US$170,000 (2007:US$16,592,000). The fair value was determined by utilizing the Black-Scholes model. The proceeds, net of the portion allocated to the warrant, are allocated to the FRN, which will be accreted to its face amount at maturity using the effective interest method. The accretion amount is recognized as interest expense.

(ae) Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the life of the loan to which they relate using the effective interest method.

(af) Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During 2008, six real estate development projects, which recognized gross profits in 2007, had changes in their estimated gross profit margins. As a result of these changes in gross profit, net income and basic and diluted earnings per share in the years ended December 31, 2008, increased by US$3.3 million and US$0.02 per share, respectively.

(ag) Share-based compensation

The Group has adopted SFAS No.123 (R) “Share-Based Payment”, which requires that share-based payment transactions with employees, such as restricted shares or stock options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, which is generally the vesting period. The Company issues new shares to employees when options are exercised.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(ah) Recent accounting pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), Business Combinations, or SFAS 141(R). SFAS 141(R) applies to all transactions or events in which an entity obtains control of one or more businesses, including those effected without the transfer of consideration, for example, by contract or through a lapse of minority veto rights. SFAS 141(R) requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008, and early adoption is not permitted. Management does not believe that the adoption will have a material impact on the Group’s consolidated results of operations or financial position.

In December 2007, the FASB issued Statement of Financial Accounting Standards No.160, Noncontrolling Interests in Consolidated Financial Statemenst-an amendment of ARB No.51, or SFAS 160. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in a consolidated entity which should be reported as equity in the parent’s consolidated financial statements. SFAS 160 requires a reconciliation of the beginning and ending balances of equity attributable to noncontrolling interests and disclosure, on the face of the consolidated income statement, of those amounts of consolidated net income attributable to the noncontrolling interests, eliminating the past practice of reporting these amounts as an adjustment in arriving at consolidated net income. SFAS 160 requires a parent to recognize a gain or loss in net income when a subsidiary is deconsolidated and requires the parent to attribute to noncontrolling interests their share of losses even if such attribution results in a deficit noncontrolling interests balance within the parent’s equity accounts. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and requires retroactive application of the presentation and disclosure requirements for all periods presented. Early adoption is not permitted. Management does not believe that the adoption will have a material impact on the Group’s consolidated results of operations or financial position.

In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 and FSP No. 157-2, Effective Date of FASB Statement No. 157, which collectively remove certain leasing transactions from the scope of SFAS 157 and partially delay the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities. In October 2008, the FASB issued FSP SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, which clarifies the application of SFAS No. 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. The adoption of FSP No. 157-1, FSP No. 157-2 and FSP No. 157-3 has no material impact on the Company’s consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities- an amendment of FASB Statement No. 133, or SFAS 161. SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). SFAS 161 requires entities to provide greater transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Due to the Group’s minimal use of derivative instruments, management does not believe that the adoption will have a material impact on the Group’s consolidated results of operations or financial position.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS 142, and applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) both intangible assets acquired in business combinations and asset acquisitions. FSP 142-3 also requires entities to disclose information for all intangible assets, recognized as of and subsequent to the effective date of FSP 142-3 to provide effects of the entity’s intent or ability to renew or extend the arrangement associated with the intangible assets on expected cash flows associated with the intangible assets. FSP 142-3 is effective for intangible assets acquired after December 15, 2008 and early application is prohibited. The Group does not expect that the adoption will have a material impact on the consolidated results of operations or financial position.

In June 2008, the EITF issued EITF Issue No. 07-5 (“EITF 07-5”), Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008. EITF 07-5 does not permit early adoption for an existing instrument. The Group is currently assessing the impact of this new standard on its financial statements. However, management does not currently foresee that the adoption will have a material impact on the Group’s consolidated results of operations or financial position.

In June 2008, the FASB issued FSP EITF Issue No. 03-6-1(“FSP EITF 03-6-1”), Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. FSP EITF 03-6-1 clarifies that share-based payment awards that entitle their holders to receive non-forfeitable dividends or dividend equivalents before vesting should be considered participating securities. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008 on a retrospective basis. The Company has not granted any share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents before vesting since incorporation. Management does not believe that the adoption will have a material impact on the Group’s consolidated results of operation or financial position.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (“FSP FAS 140-4 and FIN46 (R)-8”), which amends Statement of Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement for FASB Statement No. 125 (“SFAS 140”) to require public entities to provide additional disclosures about transferors’ continuing involvement with transferred financial assets and amends FASB Interpretation (“FIN”) No. 46 (revised December 2003), Consolidation of Variable Interest Entities—an interpretation of ARB No. 51 (“FIN 46R”) to require public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosures about their involvement with VIEs. FSP FAS 140-4 and FIN 46 (R) is effective for the Company’s financial statements for the year ended December 31, 2008. The adoption of FSP FAS 140-4 and FIN 46 (R)-8 did not impact the Company’s consolidated results of operations, cash flows or financial position.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3. Real estate property development completed and under development

The following summarizes the components of real estate property completed and under development at December 31, 2007 and 2008:

	December 31, 2007	December 31, 2008
	US$	US$
Development completed:
Zhengzhou Xinyuan Splendid 1A	285,484	230,896
Zhengzhou Xinyuan Splendid 3A3B3C	—	51,011
Zhengzhou City Family	1,310,432	—
Jinan City Family	3,321,152	46,018

Real estate property development completed	4,917,068	327,925

Under development:
Current:
Suzhou Lake Splendid	88,350,556	22,475,414
Suzhou International City Garden	79,115,199	211,736,125
Suzhou Colorful Garden	50,409,508	66,584,058
Hefei Wangjiang Garden	36,616,561	20,280,863
Zhengzhou Commercial Plaza	14,742,669	8,968,583
Zhengzhou Xinyuan Huating	16,198,961	—
Zhengzhou Xinyuan Colorful Garden	56,204,739	116,209,832
Jinan Elegant Scenery	45,933,507	9,723,644
Jinan International City Garden	71,509,384	124,278,627
Kunshan International City Garden	22,650,111	200,427,416
Chengdu Xinyuan Splendid I	57,777,021	81,590,734
Zhengzhou Longhai Road Project	32,952,370	—

	572,460,586	862,275,296

Less: impairment recognized	—	(55,003,786)

Profit recognized	68,260,667	75,669,232
Less: progress billings (see Note 11)	(261,578,200)	(362,444,836)
Real estate property under development—current	379,143,053	520,495,906
Non-current:
Zhengzhou Longhai Road Project	—	45,666,905
Chengdu Xinyuan Splendid II	9,737,735	57,040,382

Real estate property under development—non-current	9,737,735	102,707,287

Total real estate property under development	388,880,788	623,203,193

Total real estate property development completed and under development	393,797,856	623,531,118

As of December 31, 2008, land use rights included in the real estate properties under development totaled US$514,374,806 (2007: US$454,834,316).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of December 31, 2008, real estate properties under development with an aggregate net book value of US$611,705,743 (2007: US$238,239,872) were pledged as collateral for certain bank loans.

4. Real estate properties held for lease, net

	December 31, 2007	December 31, 2008
	US$	US$
Zhengzhou Longhai Garden	1,280,407	1,368,458
Elementary school	2,915,126	3,120,714
Lake family basement	—	1,771,886
Kindergarten	1,242,522	2,154,235
Parking facility	3,097,128	7,756,045
Clubhouse	—	888,928

Total cost	8,535,183	17,060,266
Accumulated depreciation	(1,724,133)	(2,209,479)

Real estate properties held for lease, net	6,811,050	14,850,787

Depreciation expense for year ended December 31, 2008 amounted to US$485,346 (2006: US$440,128; 2007: US$459,451).

As of December 31, 2008, real estate properties held for lease with an aggregate net book value of US$1,368,458 (2007: US$1,047,115) were pledged as collateral for certain bank loans.

As of December 31, 2008, minimum future rental income on non-cancellable leases, in aggregate and for each of the five succeeding fiscal years and thereafter, is as follows:

Year	Amount
US$
2009	430,628
2010	466,275
2011	464,131
2012	461,698
2013	461,592
Thereafter	9,043,189

Total	11,327,513

5. Property and equipment, net

Property and equipment consisted of the following:

	December 31, 2007	December 31, 2008
	US$	US$
Buildings and improvements	3,320,956	3,056,497
Vehicles	1,577,787	2,094,067
Furniture and fixtures	894,906	1,747,638

Total	5,793,649	6,898,202
Accumulated depreciation	(1,145,090)	(1,643,309)

Property and equipment, net	4,648,559	5,254,893

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Depreciation expense for the year ended December 31, 2008 amounted to US$498,219 (2006: US$180,460; 2007: US$538,676).

6. Other long-term investment

As of December 31, 2007 and 2008 other long-term investment consisted of the following:

Investee	Initial Cost	Ownership	December 31, 2007	December 31, 2008
	US$		US$	US$
Henan Lianhe Real Estate Co., Ltd.	241,648	1.85%	241,648	241,648

For the years ended December 31, 2006, 2007 and 2008 the Group recognized no investment loss or profit.

7. Interest in an equity investee

As of December 31, 2007 and 2008, interest in an equity investee consisted of the following:

			Equity Accounted for
Investee	Initial Cost	Ownership	December 31, 2007	December 31, 2008
	US$		US$	US$
Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd.	569,296	45%	9,344,453	20,157,172

For the year ended December 31, 2008, the investee recognized earnings of US$21,931,490 (2006: net loss of US$1,214,888, 2007: net income of US$18,863,864). The Group’s share of the income of the equity investee was US$9,843,083 (2006 share of loss: US$446,086; 2007 share of income: US$8,686,233).

Jiantou Xinyuan is developing one project which is excluded from the Group’s interest. Losses from this project included in the amounts above were US$276,639 in 2008 (2006: US$ nil; 2007 losses: US$1,371,442).

Variable Interest Entity

In accordance with FIN 46 (R), “Consolidation of Variable Interest Entities”, Jiantou Xinyuan is a variable interest entity, as it was established with insufficient equity at risk. The Group is not considered as the primary beneficiary, as it does not absorb the majority of Jiantou Xinyuan’s expected losses or residual returns.

Jiantou Xinyuan was established as a joint venture corporation between the Group and an unrelated company in 2005. Its purpose is to undertake residential property development projects in Zhengzhou city, Henan province. As at December 31, 2008, it had one project completed, four projects under construction, and one project under planning and had consolidated total assets of US$148.5 million (2007: US$116.5 million).

The Group’s maximum exposure to loss is limited to its initial 45% equity investment and such loans as it may make from time to time to Jiantou Xinyuan (See Note 15(a)). As of December 31, 2008, its maximum exposure was approximately US$7.6 million (2007: US$7.2 million).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Summarized consolidated balance sheet information of Jiantou Xinyuan is as follows:

	December 31, 2007	December 31, 2008
	US$	US$
Current assets	116,173,947	148,155,684
Non-current assets	361,455	364,476
Current liabilities	89,337,528	88,593,235
Non-current liabilities	6,657,307	13,989,149
Venturer’s capital	19,730,984	43,466,378

Summarized consolidated statement of operations information of Jiantou Xinyuan is as follows:

	December 31, 2006	December 31, 2007	December 31, 2008
	US$	US$	US$
Revenue, net	—	122,208,734	120,849,781
Cost of revenue	—	86,737,815	73,333,368
Gross Profit	—	35,470,919	47,516,413
Operating expenses	1,552,364	4,188,881	5,918,698
Income (loss) from operations before minority interest	(1,282,200)	19,127,468	23,593,305
Net income (loss)	(1,214,888)	18,863,864	21,931,490

8. Short-term bank loans

Short term bank loans represent amounts due to various banks and are due on the dates indicated below. These loans generally can be renewed with the banks. Short term bank loans at December 31, 2007 and 2008 consisted of the following:

	December 31, 2007	December 31, 2008
	US$	US$
Loans from China Construction Bank,
Due May 13, 2009, at 6.57% per annum	—	1,316,829
Due June 12, 2009, at 6.41% per annum	—	29,189,711

	—	30,506,540

Loan from China Communication Bank,
Due September 15, 2008, at 6.90% per annum	1,779,700	—
Due May 27, 2009, at 8.22% per annum	—	2,379,071
Due May 27, 2009, at 8.22% per annum	—	6,253,475

	1,779,700	8,632,546

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	December 31, 2007	December 31, 2008
	US$	US$
Loans from Industrial and Commercial Bank of China (“ICBC”),
Due December 18, 2008, at 6.93% per annum	11,225,803	—
Due March 31, 2008, at 6.75% per annum	3,285,600	—
Due December 31, 2008, at 6.24% per annum	1,095,200	—
Due March 31, 2008, at 6.75% per annum	2,190,401	—
Due September 30, 2008, at 6.75% per annum	2,738,001	—
Due December 18, 2008, at 6.93% per annum	6,845,002	—
Due December 31, 2008, at 5.99% per annum	7,118,802	—
Due December 31, 2008, at 6.75% per annum	2,738,001	—

	37,236,810	—

Loan from China Merchants Bank,
Due May 25, 2008, at 6.57% per annum	10,267,503	—
Due September 29, 2009, at 7.56% per annum	—	20,484,008

	10,267,503	20,484,008

Loan from Zhengzhou Commercial Bank,
Due April 14, 2009, at 10.08% per annum	—	7,947,795

	—	7,947,795

Loan from China Agriculture Bank,
Due October 21, 2009, at 7.56% per annum	—	5,339,010
Due November 22, 2009, at 7.56% per annum	—	14,413,426
Due November 2, 2009, at 7.56% per annum	—	877,886
Due November 3, 2009, at 7.56% per annum	—	1,463,143
Due November 3, 2009, at 7.56% per annum	—	3,511,544
Due November 3, 2009, at 7.94% per annum	—	2,926,287
Due November 3, 2009, at 7.94% per annum	—	2,926,287
Due November 20, 2009, at 7.47% per annum	—	11,705,147
Due November 20, 2009, at 7.47% per annum	—	5,852,574
Due December 25, 2009, at 7.56% per annum	—	1,243,672
Due December 25, 2009, at 7.56% per annum	—	10,461,476

	—	60,720,452

Loan from Guangdong Development Bank,
Due October 28, 2009, at 7.47% per annum	—	28,970,240
Due April 28, 2009, at 8.22% per annum	—	11,705,147

	—	40,675,387

Total short-term bank loans	49,284,013	168,966,728

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of December 31, 2008, the Group’s short term bank loans are all denominated in RMB and were secured by the Group’s real estate properties under development with net book value of US$ 289,333,620 (2007: US$62,971,639), real estate properties held for lease with net book value of US$1,368,458 (2007: US$1,047,115) and certain deposits in the banks amounting to US$ 7,088,564.71 (2007: US$3,073,124.63).

The weighted average interest rate on short-term bank loans as of December 31, 2008 was 7.54% (2007: 6.66%).

9. Long-term bank loans

Long-term bank loans as of December 31, 2007 and 2008 consisted of the following:

	December 31, 2007	December 31, 2008
	US$	US$
Loan from China Construction Bank,
Due January 3, 2009, at 6.93% per annum	3,970,101	—
Due May 13, 2009, at 6.57% per annum	6,845,002	—
Due June 12, 2009, at 6.41% per annum	24,642,006	—
Due June 12, 2009, at 6.41% per annum	2,669,551	—
Due September 22, 2010, at 8.38% per annum	—	1,463,143
Due September 22, 2010, at 8.07% per annum	—	2,926,287
Due September 22, 2010, at 7.76% per annum	—	4,389,430
Due September 22, 2010, at 7.76% per annum	—	4,389,431

	38,126,660	13,168,291

Loan from ICBC,
Due March 27, 2009, at 6.57% per annum	4,107,001	—
Due June 28, 2010, at 7.72% per annum	13,690,004	—
Due June 28, 2010, at 7.72% per annum	—	5,559,945
Due May 25, 2010, at 8.32% per annum	—	7,315,717
Due May 25, 2010, at 8.32% per annum	—	21,947,151
Due September 27, 2011, at 7.66% per annum	—	2,926,287
Due September 9, 2011, at 7.66% per annum	—	731,572
Due September 9, 2011, at 7.66% per annum	—	8,047,289
Due September 9, 2011, at 7.66% per annum	—	585,257

	17,797,005	47,113,218

Loan from Bank of China,
Due February 7, 2010, at 7.18% per annum	—	14,631,434
Due February 8, 2010, at 7.65% per annum	—	15,462,500

	—	30,093,934

Loan from China Merchants Bank,
Due September 29, 2009, at 7.47% per annum	20,535,005	—

	20,535,005	—

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	December 31,	December 31,
	2007	2008
	US$	US$
Loan from China Agriculture Bank,
Due April 30, 2009, at 6.11% per annum	5,476,001	—
Due July 30, 2009, at 6.11% per annum	6,845,002	—
Due March 27, 2010, at 6.37% per annum	6,845,002	—
Due November 22, 2009, at 7.47% per annum	13,486,023	—
Due October 21, 2009, at 7.47% per annum	11,155,984	—
Due November 20, 2009, at 7.47% per annum	10,952,003	—
Due December 29, 2009, at 7.56% per annum	6,639,651	—
Due November 17, 2010, at 7.56% per annum	—	7,315,717
Due November 17, 2010, at 7.56% per annum	—	7,315,717

	61,399,666	14,631,434

Total long-term bank loans	137,858,336	105,006,877

As of December 31, 2008, the contractual maturities of these loans are as follows:

Amount
Year	US$
2010	92,716,472
2011	12,290,405

Total long-term bank loans	105,006,877

As of December 31, 2008, the Group’s long term bank loans are all denominated in RMB and are secured by the Group’s real estate properties under development with net book value of US$322,372,123 (2007: US$175,268,233).

The interest rates of these bank loans are adjustable based on the range of 95% to 110% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of December 31, 2008 was 7.794% (2007:7.03%).

10. Other long-term debt and warrant liabilities

As of December 31, 2007 and 2008, other long term debt consisted of the following:

	December 31, 2007	December 31, 2008
	US$	US$
Convertible subordinated notes due in April 12, 2012 at 2%	25,000,000	25,000,000
Senior floating rate notes due in April 12,2010 at 6 month LIBOR plus 6.8%	75,000,000	75,000,000

Total principal of other long-term debt	100,000,000	100,000,000
Less: Unaccreted discount from embedded derivative and warrants	(10,514,193)	(6,285,604)
Accrued interest	2,285,101	1,924,473

Total other long-term debt	91,770,908	95,638,869

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of December 31, 2007 and 2008, warrant liabilities consisted of the following:

	December 31, 2007	December 31, 2008
	US$	US$
Warrant on senior floating rate notes	16,592,000	170,000

Total warrant liabilities	16,592,000	170,000

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

The holder shall have the right, at such holder’s option at any time prior to April 9, 2012 (the “Conversion Period”), to convert the principal amount of the Convertible Notes, or any portion of such principal amount which is a multiple of US$100,000, into fully paid and non-assessable common shares (as such shares shall then be constituted) at the conversion price in effect at such time.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In connection with the FRN, a total of 750 units of warrants (“the Warrants”) were issued at the price of US$100,000 each. The Warrants entitle the holders to purchase 7,142 common shares at US$5.60 per share. The maturity date of the Warrants shall be the later of the expiration of three years from the issuance date and the expiration of six months following the qualifying IPO. The fair value of the Warrants was US$170,000 as of December 31, 2008 (2007:16,592,000).

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

11. Customer deposits

Customer deposits consisted of amounts received from customers for the pre-sale of residential units in the PRC.

	December 31, 2007	December 31, 2008
	US$	US$
Advances for real estate properties under development	286,838,970	371,453,699
Add: revenue recognized in excess of amounts received from customers	—	5,242,851
Less: recognized as progress billings (see Note 3)	(261,578,200)	(362,444,836)

Total net balance	25,260,770	14,251,714

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

The PRC subsidiaries are governed by the Income Tax Law of the PRC concerning Chinese limited liability companies. Under the Income Tax Laws of the PRC, the PRC subsidiaries are subject to an income tax at a statutory rate of 25% on income reported in the statutory financial statements after appropriate tax adjustments. In the years 2007 and prior, a statutory rate of 33% (30% state income tax plus 3% local income tax) was applied.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Company had minimal operations in jurisdiction other than the PRC. Income before income tax expenses consists of:

	December 31,
	2006	2007	2008
	US$	US$	US$
PRC	27,793,191	89,458,722	(19,685,223,	)
Non PRC	(955,515)	(14,080,073)	6,774,780

Total	26,837,676	75,378,649	(12,910,443)

Income tax expense for the years ended December 31, 2006, 2007 and 2008 is summarized as follows:

	December 31,
	2006	2007	2008
	US$	US$	US$
Current:
CIT tax expense	6,193,562	5,826,673	4,289,525
Land Appreciation Tax (“LAT”) expense	2,003,020	5,736,446	4,911,980
Unrecognized tax uncertainty benefit	—	8,711,372	—
Deferred tax expense	2,520,756	9,441,002	1,528,003

Income tax expense	10,717,338	29,715,493	10,729,508

The Group’s income tax expense differs from the tax expense computed by applying the statutory CIT rate of 33% for 2006 and 2007 and 25% for the year ended December 31, 2008, as follows:

	December 31,
	2006	2007	2008
	US$	US$	US$
CIT at rate of 33% for year ended 2006 and 2007, 25% for year ended 2008	8,856,433	24,874,954	(3,227,610)
Tax effect of change in income tax rate	—	(3,706,122)	—
Tax effect of non-deductible expenses	518,882	2,000,406	2,035,205
Tax effect of non-taxable income	—	(3,020,700)	(2,542,766)
LAT expense	2,003,020	5,736,446	4,911,980
CIT benefit of LAT	(660,997)	(1,893,027)	(1,227,995)
Allowance for deferred tax assets	—	—	11,482,870
International rate difference	—	5,723,536	(836,808)
Others	—	—	134,632

Actual income tax expense	10,717,338	29,715,493	10,729,508

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(b) Liability for Unrecognized Tax Benefit

On January 1, 2007, the Group adopted FIN 48. There was no cumulative effect adjustment to beginning retained earnings resulting from the adoption of FIN 48, as the total liability for cumulative unrecognized tax benefits of $2,667,594 as of January 1, 2007 was recognized in deferred tax liability, as discussed below. The following table summarizes the activity related to the Group’s unrecognized tax benefits from December 31, 2007 to December 31, 2008.

US$
Balance as of December 31, 2007	11,924,773
Movement in current year due to foreign exchange rate fluctuation	820,040

Balance as of December 31, 2008	12,744,813

The current year movement in FIN 48 liability of US$820,040 ,solely to year-over-year in USD-RMB exchange rate, and therefore was recorded as other comprehensive income arising from the foreign currency translation.

The liability for unrecognized tax benefit relates to the application of the deemed profit method by the local tax authority of Zhengzhou city. During the years ended December 31, 2005 to 2008, in accordance with the provisions of the PRC tax law, the local tax authority of Zhengzhou City concluded a deemed profit method is a better measure of income tax liability for companies in the real estate industry located in that province, including the PRC subsidiaries, than the statutory taxable income method.

Under the deemed profit method, the local tax authority levies income tax based an arbitrary deemed profit of 12% or 14% of total cash receipts of real estate property companies, rather than based on the statutory taxable income, which was 33% for the years up to 2007 and 25% for 2008 and onwards. The PRC subsidiaries in that province have filed their tax returns based on the deemed profit method. The local tax authority has confirmed verbally that it will apply the same deemed profit method for the year ended December 31, 2008. The local tax authority is entitled to re-evaluate prior years’ income taxes assessed under the deemed profit method, upon receipt of audited accounts or upon completion of specific development projects, however, the tax authority has not indicated if it will do so.

The entire unrecognized tax benefit, if ultimately recognized, will impact the effective tax rate. The Group anticipates new unrecognized tax benefits, related to tax positions similar to those giving rise to its existing unrecognized tax benefits, to originate after December 31, 2008. However, a reasonable estimate of the range of the possible increases related to similar positions originating after December 31, 2008 cannot be made at this time.

Although the local tax authority of Zhengzhou City has not indicated that it will re-evaluate prior years, the Group believes that the possibility exists for reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, potentially overturning the decision made by the local tax authority to apply the deemed profit method. Because of the uncertainty surrounding whether or not these tax years will be re-evaluated and the taxes adjusted, the difference between the taxes due based on taxable income calculated according to statutory taxable income method and the taxes due based on the deemed profit method has been recorded as an additional receivable or payable and has been included in unrecognized tax benefits. Management believes if the local tax authority of Zhengzhou City or a higher tax authority were to re-evaluate any of these tax years, the PRC subsidiaries would be required to pay additional taxes due, or would be entitled to receive refund of excess taxes paid, based on the accumulated difference between the amounts paid under the deemed profit method and the amounts due under the PRC statutory taxable income method.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The PRC income tax returns for fiscal year 2005 through fiscal year 2008 remain open to potential examination. In addition, local tax authorities may exercise broad discretion in applying the tax law, thus potentially exposing the PRC subsidiaries to audits of tax years outside the general statute of limitations.

It is the Group’s continuing practice to recognize interest and penalties related to uncertain tax positions in other expenses. As of the December 31, 2008, no interest and penalties have been recognized under FIN48 as the management believes that revaluation of tax levy method will not be charged of interest and penalties.

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

For the the year ended December 31, 2008, the Group has made full provision for LAT with respect to properties sold up to December 31, 2008 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

(d) Deferred tax

The tax effects of temporary differences that give rise to the Group’s net current deferred tax assets and liabilities as of December 31, 2007 and 2008 are as follows:

	December 31, 2007	December 31, 2008
	US$	US$
Current deferred tax assets:
Tax loss to be carried forward	741,540	938,774
Accruals and provisions	466,732	2,875,146
Excess of advertisement expense	552,785	79,249
Others	167,905	—

Total current deferred tax assets	1,928,962	3,893,169
Current deferred tax liabilities:
Revenue recognized based on percentage of completion	(9,460,891)	(25,405,908)

Total current deferred tax liabilities	(9,460,891)	(25,405,908)

Net current deferred tax liabilities	(7,531,929)	(21,512,739)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The tax effects of temporary differences that give rise to the Group’s net long-term deferred tax assets and liabilities as of December 31, 2007 and 2008 are as follows:

	December 31, 2007	December 31, 2008
	US$	US$
Long-term deferred tax assets:
Tax loss to be carried forward	210,433	2,688,191
Accruals and provisions	1,618,172	1,653,704
Excess of advertisement expense	173,247	1,141,501
Impairment on Suzhou International City Garden project	—	19,191,125
Others	104,887	85,818
Allowance for deferred tax assets	—	(11,673,352)

Total long-term deferred tax assets	2,106,739	13,086,987
Long-term deferred tax liabilities:
Real estate properties accelerated cost deduction	(1,102,630)	(1,218,069)
Property, plant & equipment	(211,787)	—
Revenue recognition based on percentage of completion	(5,357,798)	(4,936,980)
Others	(210,662)	(102,449)

Total long-term deferred tax liabilities	(6,882,877)	(6,257,498)

Net long-term deferred tax assets/(liabilities)	(4,776,138)	6,829,489

Certain of the company’s PRC subsidaries have PRC tax net operating loss carry forwards which will expire in the beginning of 2012, if unutilized.

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

In assessing the ability to realize the deferred tax assets, the Company has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company records a valuation allowance to reduce deferred tax assets to a net amount that management believes is more-likely-than-not of being realizable based on the weight of all available evidence.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(e) The impact of the New Corporate Income Tax Law

During the 5th Session of the 10th National People’s Congress, which was concluded on March 16, 2007, the PRC Corporate Income Tax Law (“the New Corporate Income Tax Law”) was approved and became effective on January 1, 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25% and a withholding tax on dividend distributions up to a rate of 20%. As a result of the new law, the Group re-measured its deferred tax items anticipated to reverse in 2008 and later years at the new 25% tax rate at the year end of 2007. The impact of this re-measurement is reflected as a reduction of income tax expense of US$3,706,122 as of December 31, 2007.

In accordance with the New Corporate Income Tax Law, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises, and are subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2008, no detailed interpretation or guidance has been issued to qualify “place of effective management”. As of December 31, 2008, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear.

Based on the assessment of facts and circumstances available at December 31, 2008, the Company is more likely than not a PRC tax resident enterprise. However, the consequence of the Company being a PRC tax resident enterprise is not material since the Company has incurred losses since its establishment. The Company has not recorded deferred tax assets or valuation allowance for tax losses or other tax attributes as a PRC tax resident enterprise, as the Company does not intend to claim PRC tax losses or other tax attributes.

13. Share-based compensation

As of December 31, 2008, the Company has two share-based compensation plans granted to both employees and non-employees, which are described below. Compensation cost of US$8,576,296 (2007: US$4,858,048) was charged against income comprising of general and administrative expenses of US$8,189,903 (2007: US$4,545,968) and the elimination of share of income in an equity investee of US$386,373 (2007:US$312,080), for those plans with a corresponding credit to additional paid-in capital in the year ended December 31, 2008, included of which, US$7,946,060 (2007:US$4,350,882) was related to the options granted to employees and US$630,236 (2007: US$507,166) was related to the ones granted to non-employees. The compensation cost is regarded as a permanent difference for income tax purposes as the options were granted by the Company, which is registered in Cayman, a country free of tax. Hence, no tax benefit was recognized upon the compensation cost.

2007 Equity Incentive Plan (the “Plan”)

On August 11, 2007, the Company issued, under the Plan grants of share options to purchase up to 6,125,374 common shares to its directors and employees, at exercise prices ranging from US$0.0001 to US$2.50 per share. These options have a weighted average grant-date fair value of US$2.67 per option, and a total expected compensation cost, net of expected forfeitures, of US$15,564,801. These options have vesting periods based on length of service ranging from 10 to 40 months and will expire no later than August 10, 2017. These options are performance-based and did not begin vesting until the Company’s IPO was in effect. However, upon the effectiveness of the IPO, these awards had an immediate vesting of all shares that would have vested between the grant date and the effectiveness of the IPO.

2007 Long Term Incentive Plan (the “2007 Plan”)

In November 2007, the Company adopted the 2007 Plan which provides for the grant of options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards to purchase its common shares. The maximum aggregate number of common shares which may be issued pursuant to all awards, including options, is 10 million common shares, subject to adjustment to account for changes in the capitalization of the Company.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

On July 1, 2008, the Company issued, under the 2007 Plan grants of share options to purchase up to 360,000 common shares to two of its employees, at exercise prices equal to the price of the grant date (US$2.975 per share). These options have a weighted average grant-date fair value of US$1.79 per option, and a total expected compensation cost, net of expected forfeitures, of US$579,960. These options have vesting periods based on length of service of 33 months and will expire no later than July 1, 2018.

Options Granted to Non-employee

On August 11, 2007, the Company granted, under the Plan, 333,333 common shares to a non-employee consultant, with an exercise price of US$0.0001 per share, and 343,788 common shares to the employees of the Group’s equity investee, Jiantou Xinyuan, with exercise prices ranging from US$0.0001 to US$2.50. These common shares have a vesting period based on length of service ranging from 40 to 60 months and will expire no later than August 10, 2017. In addition, the Company granted, under the 2007 Plan, 52,004 common shares to employees of Jiantou Xinyuan, as well, these common shares have a vesting period based on length of service of 36 months and will expire no later than November 5, 2017. All other terms of these awards are the same as the employee awards. These awards are accounted for under EITF 96-18 and the cost will be measured at the date that the services are complete.

The forfeiture rate and fair value assumptions used to value the above options is consistent with the assumptions used to value the options to employees issued under the Plan and the 2007 Plan.

As at December 31, 2008, compensation cost of US$630,236 was charged against income for those options granted to non-employees under the Plan.

Assumptions

The Company assumed a forfeiture ratio of 10% for non-executive employees in arriving at the total compensation expense.

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses the assumptions noted below.

	Option Granted under the Plan	Option Granted in 2007 Under the 2007 Plan	Option Granted in 2008 Under the 2007 Plan
Average risk-free rate of return	5.22%	4.61%	4.52%
Expected term	5.61 Years	5.8 Years	5.75 Years
Volatility rate	50.13%	46.50%	62.20%
Dividend yield	0%	0%	0%

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Share Option Activity

The following table is a summary of the Company’s share option activity under the Plan (in US$, except shares):

Options under the Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Average Intrinsic Value
Outstanding, January 1, 2007	—	—	—	—
Granted to employee
0.0001 (exercise price)	3,604,078	0.0001	9.58	—
0.8115 (exercise price)	400,000	0.8115	9.58	—
2.50 (exercise price)	2,798,417	2.50	9.58	—
Exercised	—	—	—	—
Forfeited/Cancelled	100,530	2.50	—	—
Expired	—	—	—	—
Outstanding, January 1, 2008
0.0001 (exercise price)	3,604,078	0.0001	9.58	25,642,655
0.8115 (exercise price)	400,000	0.8115	9.58	2,521,400
2.50 (exercise price)	2,697,887	2.5	9.58	12,450,749
Granted	—	—	—	—
Exercised
0.0001 (exercise price)	2,248,106	0.0001	—	2,742,465
0.8115 (exercise price)	370,832	0.8115	—	151,485
Expired	—	—	—	—
Forfeited/Cancelled
0.0001 (exercise price)	360,696	0.0001	—	—
0.8115 (exercise price)	29,168	0.8115	—	—
2.50 (exercise price)	623,484	2.5	—	—
Outstanding, December 31, 2008
0.0001 (exercise price)	995,276	0.0001	8.58	1,200,813

0.8115 (exercise price)	—	—	—	—

2.50 (exercise price)	2,074,403	2.5	8.58	—

Exercisable as at December 31, 2008
Options of employee
0.0001 (exercise price)	—	0.0001	8.58	—

0.8115 (exercise price)	—	0.8115	—	—

2.50 (exercise price)	928,040	2.5	8.58	—

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$1.22 per ordinary share as of December 31, 2008 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2008.

As of December 31, 2008, there was US$3,975,457 and US$1,311,196 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted to employees and non-employees, respectively under the Plan. The cost is expected to be recognized using a straight-line method over a weighted-average period of 1.39 years.

The following table is a summary of the Company’s share option activity under the 2007 Plan (in US$, except shares):

Options Under the 2007 Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Intrinsic Value
Outstanding, January 1, 2007	—	—	—	—
Granted	2,441,844	7.00	9.83	—
Exercised	—	—	—	—
Forfeited/Cancelled	57,702	7.00	9.83	—
Expired	—	—	—	—
Outstanding, January 1, 2008
7.00 (exercise price)	2,384,142	7.00	9.83	274,176
Granted
2.975 (exercise price)	360,000	2.975	—	—
Exercised	—	—	—	—
Forfeited/Cancelled (employee)
7.0 (exercise price)	923,322	7.00	—	—
2.975 (exercise price)	150,000	2.975	—	—
Expired	—	—	—	—

Outstanding, December 31, 2008
7.0 (exercise price)	1,460,820	7.00	8.83	—

2.975 (exercise price)	210,000	2.975	9.5	—

Exercisable as at December 31, 2008
7.0 (exercise price)	543,666	7.00	8.83	—

2.975 (exercise price)	60,000	2.975	9.5	—

As of December 31, 2008, there was US$3,278,643 and US$39,428 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted to employees and non-employees, respectively, under the 2007 Plan. The cost is expected to be recognized using a straight-line method over a weighted-average period of 1.94 years.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

14. Other payables and accrued liabilities

The components of accrued expenses and other liabilities are as follows:

	December 31, 2007	December 31, 2008
	US$	US$
Contract deposit	5,989,678	9,572,543
Accrued expense	3,939,947	2,375,379
Deed tax and maintenance fund withheld for customer	2,776,581	1,318,572
Bidding deposit	1,495,088	447,006
Welfare	1,680,317	1,567,511
Other tax payable	652,619	1,712,386
Others	1,762,086	3,120,585

Total	18,296,316	20,113,982

15. Related-party and employee transactions

(a) Due from related parties

	December 31, 2007	December 31, 2008
	US$	US$
Jiantou Xinyuan	6,605,162	7,073,211
Others	6,000	6,000

Total	6,611,162	7,079,211

Jiantou Xinyuan is co-invested by a third party and the Group, and the Group holds 45% of total shares of Jiantou Xinyuan (see Note 7). The balance is composed of the management fee charged to Jiantou Xinyuan of US$489,066 for the year ended December 31, 2008 (2007:US$345,298) and an entrusted loan of US$6,584,145 for 2008 (2007: US$6,259,864) to Jiantou Xinyuan for the development of real estate properties, which carries interest of 8.217% per annum (2007: 6.57%) and is repayable within one year.

(b) Due from employees

	December 31, 2007	December 31, 2008
	US$	US$
Advances to employees	342,751	36,034

The balance represents cash advances to employees for traveling expenses and other expenses. The balances bear no interest and have no fixed payment terms.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(c) Others

For the year ended December 31, 2008, total directors’ remuneration paid amounted to US$239,068 (2006: US$46,979; 2007: US$201,710).

On April 16, 2005, Henan Xinyuan entered into a consulting agreement with a consulting company which is beneficially owned by Yong Cui, one of its directors, to provide finance consulting services to the Group for duration of 24 months. Total consulting fees paid in 2005 and 2006 under the agreement amounted to US$31,546 (2005: US$59,473; 2006: US$59,473). On December 27, 2006, Henan Xinyuan entered into a consulting agreement with another consulting company which is beneficially owned by Yong Cui to provide similar finance consulting services to the Group, with an annual fee of US$30,735 starting from April 16, 2007. The agreement will expire on April 15, 2012, and it can be terminated by written consent from both parties. The agreement contains provisions on confidentiality and non-competition.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

Warrant terms, Measurement and Recording

The warrants issued together with the Series A preference shares entitle the holders to purchase more Series A preference shares at an exercise price of US$0.01 per share if the Group fails to meet specified profit performance targets in 2007 and 2008. If cumulative net income for the two-year period ending December 31, 2008 is less than US$80 million, the holders of the warrants are entitled to purchase up to a maximum additional number of 3,987,009 fully paid Series A preference shares at an exercise price of US$0.01 per share so that their percentage interest in the Group on a fully diluted basis will be brought to a maximum of 36%. If cumulative net income for the two-year period ending December 31, 2008 equals or exceeds US$80 million, then the warrants will expire without being exercised. On August 28, 2007, the Company amended the terms of the warrants issued to Equity International and Blue Ridge. Under the amended agreement, if the Company consummates a qualified initial public offering prior to March 31, 2008 the warrants will expire without being exercised.

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

In connection with the IPO completed in December 2007, the warrant became valueless. Then the decrease in the fair value of warrant liability of US$631,000 was recorded into income statement as “change in the fair value of warrant” in the year ended December 31, 2007.

(b) Common Shares

(i) As at December 31, 2008 the Company’s authorized share capital was 500 million common shares, par value US$0.0001 per share (2007: 500 million common shares).

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

(ix) As at December 31, 2008, 370,832 options were exercised at $0.8115 per share under the Plan and 2,248,106 options were executed at $0.0001 per share under the Plan.

17. Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	Year ended December 31,
	2006	2007	2008
	US$	US$	US$
Numerator:
Net income/(loss)	16,122,910	45,663,156	(23,639,951)
Accretion of Series A convertible redeemable preference shares	(942,301)	(2,739,383)	—
Deemed dividend	—	(182,228,622)	—

Net income/(loss) attributable to ordinary shareholders-basic	15,180,609	(139,304,849)	(23,639,951)

Net income/(loss) attributable to ordinary shareholders – diluted	15,180,609	(139,304,849)	(23,639,951)

Denominator:
Number of shares outstanding, opening	60,000,000	75,704,379	148,398,102
Weighted average number of shares Issued	1,807,079	—	751,207
Weighted average number of shares issued at IPO	—	2,095,205	—
Burnham warrant	—	85,283	—
Convertible redeemable preference shares	10,887,388	30,805,400	—

Number of shares outstanding—basic and diluted	72,694,467	108,690,267	149,149,309

Basic and diluted earnings/(loss) per share	0.21	(1.28)	(0.16)

During 2006, the Burnham warrants were excluded from the computation of diluted earnings per share because their effects were anti-dilutive. In 2007 and 2008, the potential dilutive effect of share options, warrants and Convertible Notes were excluded from the computation of diluted earnings per share because their effects were anti-dilutive.

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

47

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

No single customer accounted for more than 10% of net sales for the years ended December 31, 2006, 2007 and 2008.

Summary information by operating segment is as follows:

December 31, 2006	Henan	Shandong	Jiangsu	Anhui	Others	Consolidated
	US$	US$	US$	US$	US$	US$
Net real estate sales	141,577,738	—	—	—	—	141,577,738
Real estate lease income	204,411	—	—	—	—	204,411
Other revenue	44,440	8,332	515	685	531,100	585,072

Revenue from external customers	141,826,589	8,332	515	685	531,100	142,367,221
Cost of real estate sales	(107,267,400)	—	—	—	—	(107,267,400)
Cost of real estate lease income	(442,020)	—	—	—	—	(442,020)
Other cost	—	—	—	—	(486,307)	(486,307)

Total cost of revenue	(107,709,420)	—	—	—	(486,307)	(108,195,727)
Gross profit	34,117,169	8,332	515	685	44,793	34,171,494
Operating expenses	(5,355,273)	(589,632)	(38,318)	(35,420)	(603,383)	(6,622,026)

Operating income/(loss)	28,761,896	(581,300)	(37,803)	(34,735)	(558,590)	27,549,468
Interest income	461,335	—	—	—	—	461,335
Interest expense	(727,041)	—	—	—	—	(727,041)
Share of loss in an equity investee	(446,086)	—	—	—	—	(446,086)

Income/(loss) before income taxes	28,050,104	(581,300)	(37,803)	(34,735)	(558,590)	26,837,676
Income tax expense	(10,783,088)	—	—	—	65,750	(10,717,338)

Net income/(loss) before minority interest	17,267,016	(581,300)	(37,803)	(34,735)	(492,840)	16,120,338

Depreciation and amortization	603,279	10,741	—	—	120,401	734,421
Capital expenditure	1,178,931	155,928	83,176	103,266	19,573	1,540,874
Total long-lived assets	28,074,589	150,665	105,427	84,916	2,114,639	30,530,236
Total assets	88,023,519	60,066,158	36,228,682	10,575,543	10,061,870	204,955,772

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

December 31, 2007	Henan	Shandong	Jiangsu	Anhui	Sichuan	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	98,022,901	77,844,629	98,144,397	31,656,566	—	—	305,668,493
Real estate lease income	338,600	—	—	—	—	—	338,600
Other revenue	93,496	17,985	5,599	13,185	41,551	3,546,352	3,718,168

Total revenue	98,454,997	77,862,614	98,149,996	31,669,751	41,551	3,546,352	309,725,261
Cost of real estate sales	(49,714,620)	(63,995,477)	(67,699,890)	(23,772,469)	—	(27,801.0)	(205,210,257)
Cost of real estate lease income	(654,626)	—	—	—	—	—	(654,626)
Other costs	—	—	—	—	—	(2,269,867)	(2,269,867)

Total cost of revenue	(50,369,246)	(63,995,477)	(67,699,890)	(23,772,469)	—	(2,297,668)	(208,134,750)
Gross profit	48,085,751	13,867,137	30,450,106	7,897,282	41,551	1,248,684	101,590,511
Operating expenses	(10,059,497)	(3,371,156)	(4,818,048)	(2,032,595)	(1,543,534)	(5,766,673)	(27,591,503)

Operating income/(loss)	38,026,254	10,495,981	25,632,058	5,864,687	(1,501,983)	(4,517,989)	73,999,008
Interest income	855,942	112,083	358,189	39,210	21,268	29,885	1,416,577
Interest expense	(411,246)	(681,895)	—	(447,021)	—	(1,663,849)	(3,204,011)
Exchange gains	3,082,842	—	—	—	—	—	3,082,842
Income from change in FV of warrant liability	—	—	—	—	—	(8,602,000)	(8,602,000)
Share of income in an entity	8,686,233	—	—	—	—	—	8,686,233

Income/(loss) before income taxes	50,240,025	9,926,169	25,990,247	5,456,876	(1,480,715)	(14,753,953)	75,378,649
Income tax expense	(17,133,590)	(3,381,321)	(7,245,853)	(1,556,332)	337,215	(735,612)	(29,715,493)

Net income/(loss) before minority interest	33,106,435	6,544,848	18,744,394	3,900,544	(1,143,500)	(15,489,565)	45,663,156

Depreciation and amortization	678,093	49,849	48,251	29,347	38,709	981,729	1,825,978
Capital expenditure	1,732,975	169,541	229,641	86,444	247,335	123,816	2,589,752
Total long-lived assets	20,047,597	624,512	340,877	152,573	9,979,717	5,703,416	36,848,692
Total assets	193,350,607	100,171,868	168,343,242	11,745,490	71,050,051	262,533,995	807,195,253

December 31, 2008	Henan	Shandong	Jiangsu	Anhui	Sichuan	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	52,756,868	123,469,248	128,269,066	43,610,192	4,075,366	—	352,180,740
Real estate lease income	378,912	168	—	—	—	—	379,080
Other revenue	581,349	73,574	172,540	32,272	3,076	3,209,326	4,072,137

Total revenue	53,717,129	123,542,990	128,441,606	43,642,464	4,078,442	3,209,326	356,631,957
Cost of real estate sales	(42,595,952)	(99,297,613)	(176,613,712)	(30,493,866)	(3,298,805)	—	(352,299,948)
Cost of real estate lease income	(394,783)	(715)	—	—	—	—	(395,498)
Other costs	(364,637)	(5,163)	(81,796)	(4,452)	(517,617)	(3,124,727)	(4,098,392)

Total cost of revenue	(43,542,384)	(99,303,491)	(176,695,508)	(30,498,318)	(3,816,422)	(3,124,727)	(356,980,850)
Gross profit/(loss)	10,174,745	24,239,499	(48,253,902)	13,144,146	262,020	84,599	(348,893)
Operating expenses	(15,478,312)	(4,323,095)	(8,654,887)	(1,381,034)	(3,767,369)	(12,316,892)	(45,921,589)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

December 31, 2008	Henan	Shandong	Jiangsu	Anhui	Sichuan	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Operating income/(loss)	(5,303,567)	19,916,404	(56,908,789)	11,763,112	(3,505,349)	(12,232,293)	(46,270,482)
Interest income	1,104,243	168,571	527,180	45,944	167,398	1,478,456	3,491,792
Interest expense	—	—	—	—	—	—	—
Exchange gains	3,603,164	—	—	—	—	—	3,603,164
Income from change in FV of warrant liability	—	—	—	—	—	16,422,000	16,422,000
Share of income/(loss) in an entity	10,229,475	—	—	—	—	(386,392)	9,843,083
Income/(loss) before income taxes	9,633,316	20,084,975	(56,381,609)	11,809,056	(3,337,951)	5,281,771	(12,910,443)
Income tax expense	(3,596,479)	(5,320,316)	2,880,416	(2,797,717)	724,771	(2,620,183)	(10,729,508)

Net income/(loss) before minority interest	6,036,836	14,764,659	(53,501,193)	9,011,339	(2,613,180)	2,661,588	(23,639,951)

Depreciation and amortization	979,784	300,262	241,733	42,084	194,700	636,388	2,394,951
Capital expenditure	395,549	1,920,232	6,460,196	9,029	78,403	140,146	9,003,555
Total long-lived assets	75,752,988	2,174,833	18,177,885	129,463	59,060,708	2,857,285	158,153,162
Total assets	424,149,339	104,485,745	155,570,446	42,259,379	95,554,258	114,146,915	936,166,082

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

Commitments

As of December 31, 2008, the Group had lease payments under non-cancellable leases falling due as follows:

Amount
US$
Year ending December 31,
2009	1,830,565
2010	1,480,918
2011	1,216,961
2012	1,216,961
2013 and thereafter	202,827

Total	5,948,232

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of December 31, 2008, the Group had outstanding commitments with respect to non-cancelable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
Due within 1 year	250,095,357

Contingencies

The PRC subsidiaries have complied with the requirements of their local authority to accrue for retirement benefit contributions in respect of their employees (See Note 2 (r)). However payment of such accrued amount has not been sought by the regulatory bureau.

As at December 31, 2008, the Group provided guarantees of US$383,950,604 (2007: US$209,624,730), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the banks and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the dates of grant of the relevant mortgage loans and ends upon issuance of real estate ownership certificates which will generally be available within six to twelve months after the purchasers take possession of the relevant properties.

The fair value of the guarantees is not significant and the management considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore no provision has been made for the guarantees.

On September 16, 2004, Henan Xinyuan acquired an interest in a land site located in Zhengzhou City of Henan Province from Henan Park Property Co. Ltd. (“Park Property”) for a total purchase price of US$21,636,124. However, Park Property failed to transfer the land use right to Henan Xinyuan before the due date, December 5, 2004. On April 5, 2005, Henan Xinyuan sued Park Property for breach of the land transfer agreement. Pursuant to the final judgment of the court filed on December 12, 2005, Park Property was ordered to transfer the land use right to Henan Xinyuan. Park Property appealed the court decision. As of November 10, 2006, the court has turned down the appeal of Park Property and rendered in its final verdict that Henan Xinyuan prevails. The court then enforced the legal transfer of the subject land to Henan Xinyuan, which received the official land certificate in February 2007. However, Henan Xinyuan may be required to settle the relocation and settlement costs of US$5,122,492 due to Park Property’s financial insolvency. No relocation and settlement cost has been paid.

Upon adoption of FIN 48 on January 1, 2007, we decreased deferred taxes payable by US$2,667,594 and increased unrecognized tax benefits by the same amount as FIN 48 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. We also recognized additional unrecognized tax benefits of US$820,040 (2007: US$9,257,179) in the year ended December 31, 2008. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

20. Concentration of risk

The Group’s operations are conducted in the PRC. Accordingly, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC economy.

The Group’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

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

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a 17.0% appreciation of the RMB against the US$ from July 21, 2005 to December 31, 2008.

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

The Group uses various suppliers and sells to a wide range of customers. No single supplier or customer accounted for more than 10% of revenue or project expenditures for the years ended December 31, 2006, 2007, or 2008.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

21. Condensed financial information of the Company

The condensed financial statements of Xinyuan Real Estate Co., Ltd. (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$320,167,418 as of December 31, 2008 (2007:US$86,560,263).

Balance Sheet

	Year ended December 31
	2007	2008
	US$	US$
ASSETS
Other assets	3,831,867	2,785,351
Investments in subsidiaries	127,168,512	129,058,447

Current assets
Cash and cash equivalents	244,882,355	303,069
Other receivable	2,835,000	225
Due from a subsidiary	122,906,128	365,734,948

TOTAL ASSETS	501,623,862	497,882,040

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Derivative liabilities associated with long term debt and preferred shares	16,592,000	170,000
Other long term debt	91,770,908	95,638,869

Current liabilities
Income tax payable	375,087	787,829
Other tax payable	—	379,366
Due to a subsidiary	5,133	—
Other payable and accrued liabilities	2,981,612	651,208

Total liabilities	111,724,740	97,627,272

Shareholders’ equity
Common shares, $0.0001 par value:
Authorized—500,000,000 shares, Issued and outstanding—151,017,040 shares	14,840	15,102
Additional paid-in capital	490,360,637	499,154,814
Accumulated loss	(100,476,355)	(98,915,148)

Total shareholders’ equity	389,899,122	400,254,768

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	501,623,862	497,882,040

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Statement of Operations

	Year ended December 31
	2007	2008
	US$	US$
Sales tax	—	(379,366)

Selling and distribution expenses	(115,129)	—
General and administrative expenses	(2,787,506)	(9,951,902)

Operating loss	(2,902,635)	(10,331,268)
Interest expenses	(1,516,070)	(6,682,929)
Interest income	—	1,437,688
Income/(loss) from change in FV of warrant liability	(8,602,000)	16,422,000
Equity in profit/(loss) of subsidiaries, net	59,058,948	(23,697,613)

Income/(loss) from operations before income taxes	46,038,243	(22,852,122)
Income taxes	(375,087)	(787,829)

Net income/(loss)	45,663,156	(23,639,951)
Accretion of Series A convertible redeemable preference shares	(2,739,383)	—
Deemed dividend	(182,228,622)	—

Net loss attributable to ordinary shareholders	(139,304,850)	(23,639,951)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Statement of cash flows

	Year ended December 31
	2007	2008
	US$	US$
Cash flows from operating activities:
Net income/(loss)	45,663,156	(23,639,951)
Adjustment to reconcile net income to net cash provided by operating activities:
Equity in profit/(loss) of subsidiaries, net	(59,058,948)	23,697,613
Depreciation and amortization	1,112,303	1,666,264
Accretion of long-term debt	1,715,721	4,228,588
Changes in fair value of warrants and embedded derivatives	8,602,000	(16,422,000)
Changes in fair value of embedded derivatives, net of amount capitalized	(3,531,817)	—
Stock based compensation expense	4,545,968	8,189,903
Changes in operating assets and liabilities:
Other receivables	—	2,835,037
Other assets	—	(619,747)
Due from a subsidiary	(113,121,068)	(242,833,953)
Due to a subsidiary	5,133	—
Income tax payable	375,087	412,742
Other tax payable	—	379,366
Other payable and accrued liabilities	300,000	(2,330,403)
Accrued interest	2,285,101	(360,626)
Compensation charge of IPO expense	(1,948,466)	—

Net cash used in operating activities	(113,055,830)	(244,797,167)

Cash flows from investing activities:
Investment in a subsidiary	—	—

Net cash used in investing activities	—	—

Cash flows from financing activities:
Net proceeds from IPO	262,882,355	—
Issuance cost of debt	(4,944,170)	—
Proceeds from other long-term debts	100,000,000	—
Proceeds from issuance of common shares	—	217,881

Net cash provided by financing activities	357,938,185	217,881

Net increase in cash and cash equivalents	244,882,355	(244,579,286)
Cash and cash equivalents, at the beginning of the year	—	244,882,355

Cash and cash equivalents, at end of the period	244,882,355	303,069

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(a) Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus its equity interest in undistributed earnings of subsidiaries since inception. The Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock ”. Such investment is presented on the balance sheet as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in profit (loss) of subsidiary company” on the statements of operations.

The subsidiaries did not pay any dividends to the Company for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted.

(b) Related party transactions

For the year ended December 31, 2008, related party transactions were mainly composed of US$235 million, transferred to Xinyuan Real Estate Ltd for investment in additional subsidiaries in the PRC and an amount of US$7.5 million for interest in bond (see Note 10) transferred to subsidiary. The amounts were non-interest bearing and have no fixed repayment date.

(c) Commitments

The Company does not have significant commitments or long-term obligations as of the period end presented.

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. and Subsidiary

As of December 31, 2007 and 2008 and

For the years ended December 31, 2006, 2007 and 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd.

We have audited the accompanying consolidated balance sheets of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. and subsidiary as of December 31, 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zhenzhou Jiantou Xinyuan Co., Ltd. and subsidiary at December 31, 2008, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Ernst & Young Hua Ming

Shanghai, The People’s Republic of China

June 26, 2009

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

As of December 31, 2007 and 2008

(All amounts stated in US$, unless otherwise stated)

		As at December 31
	Notes	2007	2008
		US$	US$
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents		50,306,185	31,456,157
Restricted cash		3,936,297	1,232,296
Accounts receivable		36,279	4,906,849
Other receivables		207,044	532,196
Other deposits and prepayments	4	3,591,387	12,298,821
Real estate property development completed	3	1,092,357	1,369,767
Real estate property under development	3	51,077,372	91,488,127
Amount due from related party	9	5,927,026	4,871,471

Total current assets		116,173,947	148,155,684

Property and equipment, net		361,455	364,476

TOTAL ASSETS		116,535,402	148,520,160

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		7,379,456	26,130,061
Short-term bank loans	5	44,198,177	21,947,151
Customer deposits	6	1,952,903	797,975
Income tax payable	7	2,415,799	10,818,762
Other payables and accrued liabilities	8	7,919,015	7,820,647
Due to related parties	9	1,897,992	2,028,512
Due to shareholders	9	23,574,186	19,050,127

Total current liabilities		89,337,528	88,593,235

Deferred tax liabilities	7	6,657,307	13,989,149

Total liabilities		95,994,835	102,582,384

Commitments and contingencies	11
Minority interests		809,583	2,471,398

Shareholders’ equity
Paid-in capital	10	1,254,865	1,254,865
Statutory reserves		247,425	247,425
Accumulated deficit		17,394,644	39,326,134
Accumulated other comprehensive earnings		834,050	2,637,954

Total shareholders’ equity		19,730,984	43,466,378

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		116,535,402	148,520,160

The accompanying notes are an integral part of these consolidated financial statements

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2006, 2007 and 2008

(All amounts stated in US$, unless otherwise stated)

		Year ended December 31
	Notes	2006	2007	2008
		US$	US$	US$
		(unaudited)	(unaudited)
Revenue:
Real estate sales, net of sales taxes of US$nil, US$7,750,507, and US$7,065,920 in 2006, 2007 and 2008, respectively		—	122,171,923	120,757,042
Other revenue		10,076	36,811	92,739

Total revenue		10,076	122,208,734	120,849,781

Cost of revenue:
Cost of real estate sales		—	(86,735,650)	(73,157,703)
Other costs		—	(2,165)	(175,665)

Total cost of revenue		—	(86,737,815)	(73,333,368)

Gross profit		10,076	35,470,919	47,516,413
Selling and distribution expenses		(926,955)	(2,933,843)	(4,030,100)
General and administrative expenses		(625,409)	(1,255,038)	(1,888,598)

Operating income/(loss)		(1,542,288)	31,282,038	41,597,715
Interest income		279,095	716,340	998,013
Interest expense		(19,007)	(1,233,490)	(1,168,542)

Income/(loss) from operations before income taxes and minority interest		(1,282,200)	30,764,888	41,427,186
Income taxes	7	—	(11,637,420)	(17,833,881)

Net income/(loss) before minority interest		(1,282,200)	19,127,468	23,593,305
Minority interest (net of taxes of US$nil, US$280,147, and US$1,220,393 in 2006, 2007, and 2008, respectively)		67,312	(263,604)	(1,661,815)

Net income (loss)		(1,214,888)	18,863,864	21,931,490

The accompanying notes are an integral part of these consolidated financial statements

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2006, 2007 and 2008

(All amounts stated in US$, unless otherwise stated)

	Paid-in Capital	Statutory Reserves	Comprehensive Income	Retained Earnings / (Accumulated Deficit)	Accumulated Other Comprehensive Earnings	Total
	US$	US$	US$	US$	US$	US$
BALANCE AT JANUARY 1, 2006 (unaudited)	990,528	—	685	(6,907)	685	984,306
Foreign currency translation gain	—	—	7,541	—	7,541	7,541
Net loss	—	—	(1,214,888)	(1,214,888)	—	(1,214,888)

BALANCE AT DECEMBER 31, 2006 (unaudited)	990,528	—	(1,206,662)	(1,221,795)	8,226	(223,041)

Share capital increase	264,337	—	—	—	—	264,337
Foreign currency translation gain	—	—	825,824	—	825,824	825,824
Net income	—	—	18,863,864	18,863,864	—	18,863,864
Appropriation of statutory reserves	—	247,425	—	(247,425)	—	—

BALANCE AT DECEMBER 31, 2007 (unaudited)	1,254,865	247,425	19,689,688	17,394,644	834,050	19,730,984

Foreign currency translation gain	—	—	1,803,904	—	1,803,904	1,803,904
Net income	—	—	21,931,490	21,931,490	—	21,931,490

BALANCE AT DECEMBER 31, 2008	1,254,865	247,425	23,735,394	39,326,134	2,637,954	43,466,378

The accompanying notes are an integral part of these consolidated financial statements

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2006, 2007 and 2008

(All amounts stated in US$, unless otherwise stated)

	Year ended December 31
	2006	2007	2008
	US$	US$	US$
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	(1,214,888)	18,863,864	21,931,490
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	32,955	63,821	93,523
Minority interests’ share of earnings of a subsidiary	(67,312)	263,604	1,661,815

Changes in operating assets and liabilities:
Accounts receivable	—	(34,832)	(4,788,640)
Real estate property development completed	—	(1,048,816)	(198,989)
Real estate property under development	(52,669,857)	9,685,317	(36,296,184)
Restricted cash	(2,774,677)	(871,872)	2,926,151
Other receivables	(3,822,586)	11,694,953	(305,842)
Other deposits and prepayments	4,749,410	7,868,449	(8,322,407)
Accounts payable	432,875	6,629,975	17,945,451
Customer deposits	45,010,975	(45,290,959)	(1,268,188)
Other payables and accrued liabilities	16,399,080	(11,421,080)	(632,450)
Income tax payable	—	2,319,505	8,102,428
Deferred tax liabilities	—	6,391,946	6,761,866
Amount due from related parties	(5,017,499)	(433,044)	1,439,268

Net cash provided by operating activities	1,058,476	4,680,831	9,049,292

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(289,071)	(140,388)	(72,043)

Net cash used in investing activities	(289,071)	(140,388)	(72,043)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans	12,543,746	—	—
Repayment of short-term bank loans	—	—	(46,466,776)
Increase in short-term loans	—	29,292,113	21,589,024
Amount due to related parties	294,427	1,513,814	—
Amount due to shareholders	(1,881,562)	(1,665,385)	(6,044,927)
Increase in paid-in-capital	—	264,337	—
Capital contribution made by minority shareholder	614,699	—	—

Net cash provided by/(used in) financing activities	11,571,310	29,404,879	(30,922,679)

NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS	12,340,715	33,945,322	(21,945,430)

Effect of exchange rate changes on cash and cash equivalents	290,792	2,373,045	3,095,402
Cash and cash equivalents, at beginning of period	1,356,311	13,987,818	50,306,185

CASH AND CASH EQUIVALENTS, AT END OF PERIOD	13,987,818	50,306,185	31,456,157

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Incomes taxes paid	—	7,394,045	10,804,667

Total interest paid	—	3,844,603	3,808,224

The accompanying notes are an integral part of these consolidated financial statements

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2007 and 2008 and

For the years ended December 31, 2006, 2007 and 2008

(All amounts stated in US$, unless otherwise stated)

1. Background information of business and organization

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd (“Jiantou Xinyuan”) was incorporated in June 13, 2005 by Zhengzhou General Construction Investment Company (“Construction Investment Company”), Henan Xinyuan Real Estate Co., Ltd (“Henan Xinyuan”) and Zhengzhou Jiantou Project Consulting Co., Ltd (“Jiantou Project Consulting”) under the laws of the People’s Republic of China (the “PRC” or “China”). The registered capital of Jiantou Xinyuan was RMB 10,000,000, which contributed by Construction Investment Company, Henan Xinyuan and Jiantou Construction Consulting at 50%, 45% and 5%, respectively. Henan Xinyuan is a wholly owned subsidiary of Xinyuan Real Estate Ltd.

On July 7, 2006, Zhengzhou Jiantou Xinyuan Lianhe Real Estate Development Co., Ltd (“Xinyuan Lianhe”) was incorporated under the laws of PRC by Jiantou Xinyuan and Zhengzhou Dahelongjin Investment Co., Ltd at 52% and 48%, respectively.

Jiantou Xinyuan and its subsidiary (collectively the “Jiantou Group”) are principally engaged in residential real estate development and sales.

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital RMB’000	Percentage of Equity Directly Attributable to Jiantou Group	Principal Activities
Subsidiary companies:
Zhengzhou Jiantou Xinyuan Lianhe Real Estate Development Co., Ltd	The PRC July 7, 2006	10,000	52%	Real estate development

2. Summary of significant accounting policies

(a) Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the financial statements of Jiantou Xinyuan and its subsidiary (collectively, the “Jiantou Group”). All inter-company transactions and balances between Jiantou Xinyuan and its subsidiary have been eliminated upon consolidation.

Subsidiaries are consolidated from the date on which control is transferred to the Jiantou Group and cease to be consolidated from the date on which control is transferred out from the Jiantou Group. Where there is a loss of control of a subsidiary or other controlled entity, the consolidated financial statements include the results for the part of the reporting year during which the Jiantou Group has control.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment, provision necessary for contingent liabilities, fair values, revenue recognition, taxes, budgeted costs and other similar charges. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(c) Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, other deposits and prepayments, amounts due to related parties, amount due to shareholders, other receivables, accounts payable, customer deposits, other payables and accrued liabilities, and borrowings. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other deposits and prepayments, amounts due to related parties, amount due to shareholders, other receivables, accounts payable, customer deposits, other payables and accrued liabilities, and bank borrowings approximate their fair value due to the short-term maturities of these instruments. The Jiantou Group is exposed to credit risk for financial assets and its maximum amount of loss in the event of non performance by the counterparty is the recorded amount. Jiantou Group generally does not require collateral for its financial assets.

(d) Foreign currency translation

Jiantou Group’s financial information is presented in US dollars. The functional currency of Jiantou Xinyuan is Renminbi (“RMB”), the currency of the PRC. The functional currency of Jiantou Xinyuan’s subsidiary is also RMB. Transactions at Jiantou Xinyuan and its subsidiary which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than that RMB are included in consolidated statements of operations as exchange gains.

The consolidated financial statements of Jiantou Xinyuan’s subsidiary have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation ”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at the rates used in translation.

(e) Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with state-owned and private banks within the PRC. Total cash in banks at December 31, 2008 amounted to US$31,456,157 (2007: US$50,306,185), of which no deposits are covered by insurance. Jiantou Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Jiantou Group considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Jiantou Group maintains bank accounts in the PRC. Jiantou Group does not maintain any bank accounts in the United States. All bank balances are denominated in RMB.

(f) Restricted cash

Jiantou Group is required to maintain certain deposits with banks that provide mortgage loans to Jiantou Group and Jiantou Group’s customers in order to purchase residential units. These balances are subject to withdrawal restrictions and totaled US$968,102 as of December 31, 2008 (2007: US$875,236). As of December 31, 2008, Jiantou Group also held US$264,194 (2007:US$3,061,061) in its restricted cash accounts, representing funds received from loans, which were designated to finance permitted project development expenditures that are subject to approval by the lender. These deposits are not covered by insurance. The Jiantou Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(g) Real estate property development completed and under development

Real estate properties consist of finished residential unit sites and residential unit sites under development. Jiantou Group leases the land for the residential unit sites under land use right leases with various terms from the PRC. Real estate property development completed and real estate property under development are stated at the lower of cost or fair value.

Expenditures for land development, including cost of land use rights, deed tax, pre-development costs, and engineering costs, are capitalized and allocated to development projects by the specific identification method. Costs are allocated to specific units within a project based on the ratio of the sales value of units to the estimated total sales value times the total project costs.

Costs of amenities transferred to buyers are allocated as common costs of the project that are allocated to specific units as a component of total construction costs. For amenities retained by Jiantou Group, costs in excess of the related fair value of the amenity are also treated as common costs. Results of operations of amenities retained by Jiantou Group are included in current operating results.

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

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

(i) Accounts receivable

Accounts receivable consists of balances due from customers for the sale of residential units. In cases where the customers deposit more than 50% of the total purchase price, Jiantou Group may defer the remaining purchase price. These deferred balances are unsecured, bear no interest and are due within six months from the date of the sale.

Accounts receivable are reviewed periodically as to whether their carrying value has become impaired. Jiantou Group considers the assets to be impaired if the collectability of the balances become doubtful. As of December 31, 2007 and 2008, the allowance for doubtful debts was US$ nil and US$ nil, respectively.

(j) Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which Jiantou Group has business relationships.

Other receivables are reviewed periodically as to whether their carrying value has become impaired. Jiantou Group considers the assets to be impaired if the collectability of the balances becomes doubtful. As of December 31, 2007 and 2008, the allowance for debts was US$ nil and US$ nil, respectively.

(k) Customer deposits

Customer deposits consist of amounts received from customers relating to the sale of residential units. Customers will generally obtain permanent financing for the purchase of their residential unit prior to the completion of the project. The lending institution will provide the funding to the Jiantou Group upon the completion of the financing rather than the completion of the project. Jiantou Group receives these funds and recognizes them as a current liability until the revenue can be recognized.

(l) Other payables

Other payables consist of balances for non-construction costs with unrelated companies and individuals with which the Jiantou Group has business relationships. These amounts are unsecured, non-interest bearing and generally are short term in nature.

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(m) Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Buildings	20 years
Vehicles	5 years
Furniture and fixtures	5 years
Software	5 years

Maintenance, repairs and minor renewals are charged directly to expense as incurred unless such expenditures extend the useful life or represent a betterment, in which case they are capitalized.

(n) Impairment of long-lived assets

Jiantou Group reviews its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, Jiantou Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. There was no impairment loss recognized for long-lived assets for the years ended December 31, 2007 and 2008.

(o) Capitalized interest

Jiantou Group capitalizes interest as a component of building construction costs in accordance with SFAS No. 34, “Capitalization of Interest Cost ”.

As a result of the total interest costs capitalized during the period, the interest expense for the years ended December 31, 2006, 2007 and 2008, was as follows:

	2006	2007	2008
	US$	US$	US$
	(unaudited)	(unaudited)
Interest on bank loans	—	3,844,603	3,808,224
Less: total interest costs capitalized	—	(2,611,113)	(2,639,682)

Interest expense, net	—	1,233,490	1,168,542

(p) Retirement benefits

Regulations in the PRC require the Jiantou Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authorities, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the year ended December 31, 2007 and 2008 the level of contribution to these funds for each employee was determined at 38% of their average salary determined by the Social Welfare Bureau. For the year ended December 31, 2008, the Jiantou Group recorded expense in the amount of US$146,489 (2006: US$32,403; 2007: US$80,822).

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(q) Distribution of earnings and reserve fund

In accordance with the PRC Company Law, PRC entities are required to transfer 10% of their profit aster tax, as determined with PRC accounting standards and regulations, to statutory surplus reserve (the “SSR”) until such reserve reach 50% of the registered capital of the entities.

Subject to certain restrictions set out in the PRC Company Law, the SSR may be distributed to stockholders in the form of share bonus issued to increase share capital, provided that the remaining balance after the capitalization is not less than 25% of the registered capital.

(r) Income taxes

Jiantou Group accounts for income tax using the balance sheet method. Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as unutilized net operating losses. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Jiantou Group is able to realize their benefits, or that future utilization is uncertain.

Though FASB Staff Position (FSP) No. FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises, issued by FASB in December 2008, the FASB issued delays the effective date of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), for certain nonpublic enterprises until annual financial statements for fiscal years beginning after 15 December 2008, the Group earlier adopted FIN 48 on January 1, 2007 There was no cumulative effect of the adoption of FIN 48 to beginning retained earnings. Interest and penalties arising from underpayment of income taxes shall be recognized according to the relevant tax law. The amount of interest expense to be recognized shall be computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with this Interpretation is classified in the financial statements as interest expense, while penalties recognized in accordance with this Interpretation are classified in the financial statements as other expenses. Please refer to Note (12), “Income Taxes” for additional information relating to the adoption of FIN 48 and its impact on the current period financial results.

In accordance with the provisions of FIN 48, the Group recognizes in its financial statements the impact of a tax position if a tax return’s position or future tax position is “more likely than not” to prevail (defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position). Tax positions that meet the “more likely than not” threshold are measured (using a cumulative probability approach) at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, certain changes and/or developments with respect to audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are appropriately recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Prior to the adoption of FIN 48, the Group applied SFAS No. 5, “Accounting for Contingencies”, to assess and provide for potential income tax exposures. In accordance with SFAS No.5, the Group maintained reserves for tax contingencies based on reasonable estimates of the tax liabilities, interest, and penalties (if any) that may result from such audits. FIN 48 substantially changes the applicable accounting model and is likely to cause greater volatility in the income statements and effective tax rates as more items are recognized and/or derecognized discretely within income tax expense.

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(s) Land Appreciation Tax (“LAT”)

In accordance with the relevant taxation laws for real estate companies of the provinces in which the entities operate in the PRC, the local tax authorities levy LAT based on progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures, including borrowing costs and all property development expenditures. LAT is prepaid on customer deposits and is expensed when the related revenue is recognized, as explained at Note 2 (h).

(t) Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Jiantou Group’s only components of comprehensive income during the years ended December 31, 2006, 2007 and 2008 were net income and the foreign currency translation adjustment.

(u) Advertising expenses

Advertising costs are expensed as incurred, or the first time the advertising takes place, in accordance with Statement of Position No. 93-7 “ Reporting on Advertising Costs”. For the year ended December 31, 2008, the Jiantou Group recorded advertising expenses of US$2,021,026 (2006: US$403,671; 2007: US$1,523,218).

(v) Leases

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

Jiantou Group has no capital leases for any of the periods stated herein. For the year ended December 31, 2008, the Jiantou Group recorded total rental expense of US$216,823 (2006: US$80,612; 2007: US$200,581).

(w) Property warranty

Jiantou Xinyuan and its subsidiary provide customers with warranties which cover major defects of building structure and certain fittings and facilities of properties sold as stipulated in the relevant sales contracts. The warranty period varies from two months to three years, depending on different property components the warranty covers. Jiantou Group constantly estimates potential costs for materials and labor with regard to warranty-type claims expected to be incurred subsequent to the delivery of a property. Reserves are determined based on historical data and trends with respect to similar property types and geographical areas. The Jiantou Group constantly monitors the warranty reserve and makes adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Jiantou Group may seek further recourse against its contractors or any related third parties if it can be proved that the faults are caused by them. In addition, Jiantou Group also withholds up to 5% of the contract cost from sub-contractors for periods of 2 to 5 years. These amounts are included in current liabilities, and are only paid to the extent that there has been no warranty claim against the Jiantou Group relating to the work performed or materials supplied by the subcontractors. For the years ended December 31, 2007 and 2008, the Jiantou Group had not recognized any warranty liability or incurred any warranty costs in excess of the amount retained from subcontractors.

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(x) Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During 2008, two real estate development projects with gross profits recognized in 2007 had changes in their estimated gross profit margins. As a result of these changes of gross profit, net income in the years ended December 31, 2008, increased by US$0.8 million

(y) Recent accounting pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), Business Combination—a replacement of FASB Statement No.141 , or SFAS 141(R). SFAS 141(R) applies to all transactions or event in which an entity obtains control of one or more businesses, including those effected without the transfer of consideration, for example, by contract or through a lapse of minority veto rights. SFAS 141(R) requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008, and early adoption is not permitted. Jiantou Xinyuan is currently evaluating the potential impact, of the adoption of SFAS 141(R) on its consolidated results of operations and financial condition. However, management does not currently foresee that the adoption will have a material impact on the Jiantou Group’s results of operations or financial position.

In December 2007, the FASB issued Statement of Financial Accounting Standards No.160, Noncontrolling Interests in Consolidated Financial Statement-an amendment of ARB No.51 , or SFAS 160. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in a consolidated entity which should be reported as equity in the parent’s consolidated financial statement. SFAS 160 requires a reconciliation of the beginning and ending balances of equity attributable to noncontrolling interests and disclosure, on the face of the consolidated income statement, of those amounts of consolidated net income attributable to the noncontrolling interests, eliminating the past practice of reporting these amounts as an adjustment in arriving at consolidated net income. SFSA 160 requires a parent to recognize a gain or loss in net income when a subsidiary is deconsolidated and requires the parent to attribute to noncontrolling interests their share of losses even if such attribution results in a deficit noncontrolling interests balance within the parent’s equity accounts. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and requires retroactive application of the presentation and disclosure requirements for all periods presented. Early adoption is not permitted. The adoption of SFAS 160 has no material impact on Jiantou Xinyuan’s consolidated results of operation or financial position except for reporting changes related to reconciliation of the beginning and ending balances of equity attributable to non-controlling interests and disclosures.

In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 and FSP No. 157-2, Effective Date of FASB Statement No. 157, which collectively remove certain leasing transactions from the scope of SFAS 157 and partially delay the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities. In October 2008, the FASB issued FSP SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, which clarifies the application of SFAS No. 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. The adoption of FSP No. 157-1, FSP No. 157-2 and FSP No. 157-3 has no material impact on Jiantou Xinyuan’s consolidated results of operations and financial condition.

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities- an amendment of FASB Statement No. 133, or SFAS 161. SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133 (“SFAS 133”), Accounting for Derivative Instruments and Hedging Activities SFAS 161 requires entities to provide greater transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Management does not currently foresee that the adoption will have a material impact on the Jiantou Group’s results of operations or financial position.

In November 2008, the FASB ratified EITF Issue No. 08-7 (“EITF 08-7”), Accounting for Defensive Intangible Assets. EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. Defensive intangible assets must be recognized at fair value in accordance with SFAS 141R and SFAS 157. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The Jiantou Group is currently assessing the impact of this new standard on its consolidated financial statements. However, management does not currently foresee that the adoption will have a material impact on Jiantou Group’s results of operations or financial position.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (“FSP FAS 140-4 and FIN46 (R)-8”), which amends Statement of Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement for FASB Statement No. 125 (“SFAS 140”) to require public entities to provide additional disclosures about transferors’ continuing involvement with transferred financial assets and amends FASB Interpretation (“FIN”) No. 46 (revised December 2003), Consolidation of Variable Interest Entities—an interpretation of ARB No. 51 (“FIN 46R”) to require public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosures about their involvement with VIEs. FSP FAS 140-4 and FIN 46 (R) is effective for the Company’s financial statements for the year ended December 31, 2008. The adoption of FSP FAS 140-4 and FIN 46 (R)-8 did not impact the Company’s results of operations, cash flows or financial position.

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3. Real estate property development completed and under development

The following summarizes the components of real estate property completed and under development at December 31, 2007 and 2008:

	December 31, 2007	December 31, 2008
	US$	US$
	(unaudited)
Development completed:
Jianxin Zijin Garden	1,092,357	1,369,767

Real estate property development completed	1,092,357	1,369,767

Under development:
Current:
Jianxin International City Garden II	54,131,715	64,521,220
Jianxin City Mansion	19,674,711	8,869,252
Jianxin Yipinxiangshan I	26,113,890	52,316,360
Jianxin Yipinxiangshan II	—	22,533,539
Henan Lianhe International Plaza	11,475,055	8,226,089

	111,395,371	156,466,460

Profit recognized	30,353,058	55,717,820
Less: progress billings (see Note 6)	(90,671,057)	(120,696,153)

Real estate property under development—current	51,077,372	91,488,127

Total real estate property under development	51,077,372	91,488,127

Total real estate property development completed and under development	52,169,729	92,857,894

As of December 31, 2008, land use rights included in the real estate properties under development totaled US$56,125,008

As of December 31, 2008, real estate properties under development with an aggregate net book value of US$26,775,525 were pledged as collateral for certain bank loans.

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

4. Other deposits and prepayments

The components of other deposits and prepayments are as follows:

	December 31, 2007	December 31, 2008
	US$	US$
	(unaudited)
Contract deposits	873,848	1,210,995
Prepaid Corporate Income Tax	2,717,539	10,989,929
Others	—	97,897

Total	3,591,387	12,298,821

5. Short-term bank loans

Short term bank loans represent amounts due to various banks and are due on the dates indicated below. These loans generally can be renewed with the banks. Short term bank loans at December 31, 2007 and 2008 consisted of the following:

	December 31, 2007	December 31, 2008
	US$	US$
	(unaudited)
Loans from Industrial and Commercial Bank of China (“ICBC”),
Due April 9, 2008, at 6.39% per annum	5,476,001	—
Due July 25, 2008, at 6.84% per annum	20,535,005	—
Due May 29, 2009, at 7.938% per annum	—	21,947,151

	26,011,006	21,947,151

Loan from Pudong Development Bank
Due April 3, 2008, at 6.39% per annum	10,952,003	—

	10,952,003	—

Loan from Guangdong Development Bank,
Due October 26, 2008, at 7.29% per annum	7,235,168	—

	7,235,168	—

Total short-term bank loans	44,198,177	21,947,151

As of December 31, 2008, Jiantou Group’s short term bank loans are all denominated in RMB and were secured by the Jiantou Group’s real estate properties under development with net book value of US$26,775,525 (2007: US$nil).

The weighted average interest rate on short-term bank loans as of December 31, 2008 was 7.938% (2007: 6.75%).

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

6. Customer Deposits

Customer deposits consisted of amounts received from customers for the pre-sale of residential units in the PRC.

	December 31, 2007	December 31, 2008
	US$	US$
	(unaudited)
Advances for real estate properties under development	92,623,960	121,494,128
Less: recognized as progress billings (see Note 3)	(90,671,057)	(120,696,153)

Total net balance	1,952,903	797,975

Customer deposits are typically funded up to 70%~80% by mortgage loans made by banks to the customers. Until the customer obtains legal title to the property, the bank has a right to seek reimbursement from Jiantou Group for any defaults by the customers. Jiantou Group holds certain cash balances in restricted deposit accounts at the relevant banks (see Note 2 (f)). Jiantou Group, in turn, has a right to withhold transfer of title to the customer until outstanding amounts are fully settled.

7. Income taxes

(a) Corporate income tax (“CIT”)

Jiantou Group is subject to PRC corporate income tax on taxable income based on their statutory accounts adjusted in accordance with relevant PRC Income Tax Law. The applicable PRC income tax rate was 33% before January 1, 2008 and 25% after January 1, 2008.

Income tax expense for the years ended December 31, 2006, 2007 and 2008 is summarized as follows:

	December 31,
	2006	2007	2008
	US$	US$	US$
	(unaudited)	(unaudited)
Current:
CIT expense	—	661,856	1,682,982
Land Appreciation Tax (“LAT”) expense	—	4,583,618	9,389,033
Deferred tax expense	—	6,391,946	6,761,866

Income tax expense	—	11,637,420	17,833,881

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Jiantou Group’s income tax expense differs from the tax expense computed by applying the statutory CIT rate of 33% for years ended December 31, 2006, 2007 and 25% for year 2008 as follows:

	December 31,
	2006	2007	2008
	US$	US$	US$
	(unaudited)	(unaudited)
CIT at rate of 33% for 2006 and 2007, 25% for 2008	(423,126)	10,152,413	10,356,797
Tax effect of change in income tax rate	—	(1,538,851)	—
Tax effect of non-deductible expenses	—	292,681	166,753
Tax loss utilized		(339,847)	—
LAT expense	—	4,583,618	9,389,033
CIT benefit of LAT	—	(1,512,594)	(2,347,258)
Provision to return adjustment	—	—	268,556
Allowance for deferred tax assets	423,126	—	—

Actual income tax expense	—	11,637,420	17,833,881

(b) LAT

Since January 1, 1994, LAT has been applicable at progressive tax rates ranging from 30% to 60% on the appreciation of land values, with an exemption provided for the sales of ordinary residential properties if the appreciation values do not exceed certain thresholds specified in the relevant tax laws. However, prior to September 2004, the Jiantou Group’s local tax authority in Zhengzhou city did not impose the regulation on real estate companies in its area of administration. Since September, 2004, the local tax authority has levied the LAT at the rate of 0.8% or 1.0% against total cash receipts from sales of real estate properties, rather than according to the progressive rates. In early 2007, the national tax authorities clarified the regulations to require the full payment of LAT in accordance with the progressive rates.

For the these years ended December 31, 2008, the Jiantou Group has made full provision for LAT with respect to properties sold up to December 31, 2008 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

(c) Deferred tax

The tax effects of temporary differences that give rise to Jiantou Group’s net long-term deferred tax assets and liabilities as of December 31, 2007 and 2008 are as follows:

	December 31, 2007	December 31, 2008
	US$	US$
	(unaudited)
Long-term deferred tax assets:
Tax loss to be carried forward	—	1,059,396

Accruals and provision	—	512,614

Others	1,092,833	3,138,377

Total long-term deferred tax assets	1,092,833	4,710,387

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Long-term deferred tax liabilities:

Percentage of completion revenue	(6,146,677)	(17,739,032)

Real estate properties accelerated cost deduction	(1,603,463)	(960,504)

Total long-term deferred tax liabilities	(7,750,140)	(18,699,536)

Net long-term deferred liabilities	(6,657,307)	(13,989,149)

The net operating loss carry forward will expire in beginning 2013, if unutilized.

Deferred tax assets have been netted against deferred tax liabilities by current or non-current classification, as the reversal of the underlying temporary differences is expected to occur in the same future periods. The deferred tax assets and liabilities will reverse when the originating temporary differences reverse.

(d) Uncertainty in Income Tax

On January 1, 2007, the Jiantou Group adopted FIN 48. There was no cumulative effect adjustment to beginning retained earnings resulting from the adoption of FIN 48, as there was no unrecognized tax benefit existed before January 1, 2007. Meanwhile, the Company did not identify any liability of unrecognized tax benefit as of December 31, 2007.

However, in accordance with the provisions of the PRC tax law, the local tax authority of Zhengzhou City concluded a deemed profit method is a better measure of income tax liability for companies in the real estate industry located in that province than the statutory taxable income method. Hence, Jiantou Group is required to levied by deemed profit method from the previous statutory taxable income method since January 01, 2008. Under the deemed profit method, the local tax authority levies income tax based on 25% of an arbitrary deemed profit of 15% of total cash receipts of real estate property companies, rather than based on 25% of statutory taxable income. The local tax authority is entitled to re-evaluate prior years’ income taxes assessed under the deemed profit method, upon receipt of audited accounts or upon completion of specific development projects. Although the local tax authority of Zhengzhou City has not indicated that it will re-evaluate prior years, the Jiantou Group believes that the possibility exists for reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, potentially overturning the decision made by the local tax authority to apply the deemed profit method. Because of the uncertainty surrounding whether or not these tax years will be re-evaluated and the taxes adjusted, the difference between the taxes due based on taxable income calculated according to statutory taxable income method and the taxes due based on the deemed profit method has been recorded as an additional receivable or payable and has been included in unrecognized tax benefits. Management believes if the local tax authority of Zhengzhou City or a higher tax authority were to re-evaluate any of these tax years, Jiantou Group would be required to pay additional taxes due, or would be entitled to receive refund of excess taxes paid, based on the accumulated difference between the amounts paid under the deemed profit method and the amounts due under the PRC statutory taxable income method, which leads to the unrecognized tax benefit.

As of December 31, 2008, Jiantou Group has no unrecognized tax benefits. Jiantou Group does not expect this position to change within the next 12 months.

(e) The impact of the New Corporate Income Tax Law

During the 5th Session of the 10th National People’s Congress, which was concluded on March 16, 2007, the PRC Corporate Income Tax Law (“the New Corporate Income Tax Law”) was approved and became effective on January 1, 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

rate for domestic-invested and foreign-invested enterprises at 25% and a withholding tax on dividend distributions up to a rate of 20%. As a result of the new law, the Jiantou Group remeasured its deferred tax items anticipated to reverse in 2008 and later years at the new 25% tax rate at the year end of 2007. The impact of this remeasurement is reflected as a reduction of income tax expense of US$1,538,851 as of December 31, 2007.

8. Other payables and accrued liabilities

The components of accrued expenses and other liabilities are as follows:

	December 31, 2007	December 31, 2008
	US$	US$
	(unaudited)
Contract deposit	2,023,301	2,359,687
Accrued expense	—	258,869
Deed tax and maintenance fund withheld for customer	3,974,873	3,267,733
Other tax payable	1,240,222	1,586,718
Payroll and welfare payable	606,333	244,522
Others	74,286	103,118

Total	7,919,015	7,820,647

9. Related-party and employee transactions

(a) Due from related parties

	December 31, 2007	December 31, 2008
	US$	US$
	unaudited
Zhengzhou Real Estate Group	5,927,026	4,871,471

Total	5,927,026	4,871,471

Zhengzhou Real Estate Group is the parent company of Zhengzhou Dahelongjin Investment Co., Ltd. (“Dahelongjing Investment”), a shareholder of Xinyuan Lianhe. The loan bears no interest and has no fixed payment terms.

(b) Due to related parties

	December 31, 2007	December 31, 2008
	US$	US$
	(unaudited)
Dahelongjin Investment	1,897,992	2,028,512

Total	1,897,992	2,028,512

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amount due to related parties is comprised of one loan from Dahelongjin Investment, a shareholder of Xinyuan Lianhe, in the amount of RMB13,864,069. The loan bears no interest and has no fixed payment terms.

(c) Due to shareholders

	December 31, 2007	December 31, 2008
	US$	US$
	(unaudited)
Construction Investment Company	16,044,684	11,295,467
Henan Xinyuan	6,160,502	6,584,145
Jiantou Project Consulting	1,369,000	1,170,515

Total	23,574,186	19,050,127

The above related party amounts all carry interest of 8.217% per annum (2007: 6.57%) and are repayable within one year.

10. Paid-in Capital

	December 31, 2007			December 31, 2008
	Amount in Original Currency	Equivalent Amount	%	Amount in Original Currency	Equivalent Amount	%
	(RMB)	(US$)		(RMB)	(US$)
	(unaudited)	(unaudited)
Construction Investment Company	5,000,000	627,433	50%	5,000,000	627,433	50%
Henan Xinyuan	4,500,000	564,689	45%	4,500,000	564,689	45%
Jiantou Project Consulting	500,000	62,743	5%	500,000	62,743	5%

Total	10,000,000	1,254,865		10,000,000	1,254,865

The exchange rates used are the rates prevailing at the date of each contribution as quoted by the People’s Bank of China. The first capital contribution was made on December 12, 2005, and exchange rate was RMB 8.0765 to each US$1.00. The second capital contribution was made on July 18, 2007, and exchange rate was RMB 7.5661 to each US$1.00.

According to the Shareholder Agreement signed on August 20, 2005, the full interest in Jianxin Zijin Garden was retained by the contributing shareholders. All profits and losses generated by Jianxin Zijin Graden project are shared by Construction Investment Company and Jiantou Project Consulting. Henan Xinyuan has no interest in this project.

Under PRC law and regulations, there are restrictions on the Company’s PRC subsidiary with respect to transferring certain of their net assets to the Company either in the form of dividends, loans or advances. Amount restricted include paid-in capital and statutory surplus reserve of the Company’s PRC subsidiary, totaling US$652,455 (RMB: 5,200,000) as of both December 31, 2007 and 2008.

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

11. Commitments and contingencies

Jiantou Group leases certain of its office properties under operating lease arrangements. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases, and the terms of the leases do not contain rent escalation, or contingent rent, renewal, or purchase options. There are no restrictions placed upon the Jiantou Group by entering into these leases.

As of December 31, 2008, the Jiantou Group had outstanding commitments with respect to non-cancelable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
Due within 1 year	32,979,106

Contingencies

As at December 31, 2008, the Jiantou Group provided guarantees of US$64,956,691 (2007:US$29,069,627), in favor of their customers in respect of mortgage loans granted by banks to such customers for their purchases of Jiantou Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Jiantou Group is responsible to repay the outstanding mortgage principals together with the accrued interest and penalty owed by the defaulted purchasers to the banks and the Jiantou Group is entitled to take over the legal titles and possession of the related properties. Jiantou Group’s guarantee period starts from the dates of grant of the relevant mortgage loans and ends upon issuance of real estate ownership certificates which will generally be available within six to twelve months after the purchasers take possession of the relevant properties.

Concentrations

The Jiantou Group uses various suppliers and sells to a wide range of customers. No single supplier or customer accounted for 10% of revenue or construction costs for the years ended December 31, 2006, 2007, and 2008.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

2.1	Indenture regarding the guaranteed senior secured floating rate notes due 2010, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

2.2	Indenture regarding the 2% guaranteed convertible subordinate notes due 2012, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.1	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.2	2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.3	Form of Securities purchase agreement, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and purchaser (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.4	Warrant agreement, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd. and the Hong Kong and Shanghai Banking Corporation Limited (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.5	Equity registration right agreement, dated as of April 13, 2007, by and among Xinyuan Real Estate Co., Ltd., each of the holders of the Warrants and each of the holders of the Convertible Notes (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.6	Voting agreement, dated as of April 13, 2007, by and among Xinyuan Real Estate Co., Ltd., Drawbridge Global Macro Master Fund Ltd. and Mr. Yong Zhang and Ms. Yuyan Yang (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.7	Share exchange and assumption agreement, dated as of April 9, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd. and Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.8	Amended and Restated shareholders agreement, dated as of October 31, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd., Xinyuan Real Estate Co., Ltd. and, to the extent set forth herein, Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.9	Amended and restated warrant, dated as of August 28, 2007, between Xinyuan Real Estate Co., Ltd. and EI Fund II China, LLC (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.10	Amended and restated warrant, dated as of August 28, 2007, between Xinyuan Real Estate Co., Ltd. and Blue Ridge China Partners, L.P. (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.11	Burnham warrants holders letter agreement, dated April 9, 2007, among Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate, Ltd., Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.12	Credit agreement, dated as of December 7, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, and Xinyuan Real Estate, Ltd. (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.13	Share purchase agreement, dated as of November 18, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang and Xinyuan Real Estate, Ltd. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.14	Securities purchase agreement, dated as of August 22, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang and Xinyuan Real Estate, Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.15	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.16	Form of employment agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.17	Form of confidentiality and non-competition agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.18	English translation of the joint venture contract of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., dated August 20, 2005, among Henan Xinyuan Real Estate Co., Ltd., Zhengzhou General Construction Investment Company and Zhengzhou Jiantou Project Consulting Co., Ltd. (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.19	English translation of financial consulting services agreement, dated December 27, 2006, between Henan Xinyuan Real Estate Co., Ltd. and Beijing Runzheng Investment Consulting Co., Ltd. (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.20	(a) English translation of the share transfer agreement regarding Zhengzhou Mingyuan Landscape Engineering Co., Ltd., dated September 1, 2006, among Yong Zhang, Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Mingyuan Landscape Engineering Co., Ltd. (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

(b) English translation of the share transfer agreement regarding Zhengzhou Mingyuan Landscape Engineering Co., Ltd., dated September 1, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Mingyuan Landscape Engineering Co., Ltd. (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.21	(a) English translation of the share transfer agreement regarding Zhengzhou Xinyuan Computer Network Engineering Co., Ltd., dated September 1, 2006, among Yong Zhang, Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Xinyuan Computer Network Engineering Co., Ltd. (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

(b) English translation of the share transfer agreement regarding Zhengzhou Xinyuan Computer Network Engineering Co., Ltd., dated September 1, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Xinyuan Computer Network Engineering Co., Ltd. (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.22	English translation of the share transfer agreement regarding Henan Xinyuan Real Estate Agency Co., Ltd., dated September 1, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Henan Xinyuan Real Estate Agency Co., Ltd. (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.23	(a) English translation of the share transfer agreement regarding Henan Xinyuan Property Management Co., Ltd., dated September 1, 2006, among Yong Zhang, Henan Xinyuan Real Estate Co., Ltd. and Henan Xinyuan Property Management Co., Ltd. (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

(b) English translation of the share transfer agreement regarding Henan Xinyuan Property Management Co., Ltd., dated September 1, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Henan Xinyuan Property Management Co., Ltd. (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.24	(a) English translation of the share transfer agreement regarding Henan Xinyuan Real Estate Co., Ltd., dated August 7, 2006, among Yong Zhang, Xinyuan (China) Real Estate, Ltd. and Henan Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

(b) English translation of the share transfer agreement regarding Henan Xinyuan Real Estate Co., Ltd., dated August 7, 2006, among Yuyan Yang, Xinyuan (China) Real Estate, Ltd. and Henan Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.25	English translation of the share transfer agreement regarding Henan Wanzhong Real Estate Co., Ltd., dated March 16, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Henan Wanzhong Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

8.1*	Subsidiaries of Xinyuan Real Estate Co., Ltd.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Ernst & Young Hua Ming

*	Filed with this annual report on Form 20-F