Form 20-F/A
period 2008-12-31
Xinyuan Real Estate Co., Ltd.
filed 2009-09-29
CIK 1398453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F amends our annual report on Form 20-F filed with the Securities and Exchange Commission, or SEC, on June 26, 2009, to (i) incorporate amended disclosure resulting from our responses to a comment letter issued by the staff of the SEC in connection with its review of our periodic disclosures pursuant to Section 7266 of the Sabanes-Oxley Act of 2002 and (ii) restate our consolidated balance sheet as of December 31, 2008.

Subsequent to the initial filing of our annual report on Form 20-F, management of our company became aware that we were not in compliance with certain financial covenants in the indentures governing our guaranteed senior secured floating rate notes due 2010, or floating rate notes, and 2% convertible subordinated notes due 2012, or convertible notes, due to misinterpretations of certain definitions within the indentures. On August 21, 2009, the note holders waived any defaults that have or may have occurred under the indentures and agreed to certain amendments to the indentures. However, since the waivers and amendments were obtained subsequent to the issuance of our 2008 financial statements, the floating rate notes and convertible notes should have been classified as a component of current liabilities as of December 31, 2008. Accordingly, we are restating our balance sheet as of December 31, 2008 to reclassify the carrying amount outstanding under both notes, totaling US$95,638,869, from non-current liabilities to current liabilities. The restatement had no effect on our consolidated statements of operations, cash flows or changes in shareholders’ equity for each of the three years in the period ended December 31, 2008. The restatement also had no effect on our consolidated balance sheet as of December 31, 2007.

We are amending the following items of our annual report on Form 20-F in this Amendment No. 1:

Introduction

Part I	Item 3	Key Information
	Item 4	Information on the Company
	Item 5	Operating and Financial Review and Prospects
	Item 9	The Offer and Listing

Part II	Item 15	Controls and Procedures
	Item 18	Financial Statements
	Item 19	Exhibits

For the convenience of the reader, this Amendment No. 1 includes, in their entirety, those items in our 20-F not being amended and restated. Except to the extent relating to the restatement of our balance sheet, amendment of our floating rate note and convertible note indentures and related exhibits, a subsequent event note disclosure in our financial statements and the financial statements of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., or Jiantou Xinyuan, about our recent agreement to purchase the 55% interest of Jiantou Xinyuan we currently do not own and a related update in Item 4, certain updated risk factor information related to land grant procedures and the State Administration of Foreign Exchange, or the SAFE, updated market price and exchange rate information and an updated reference to Cayman Islands Companies Law to reflect the 2009 version which took effect August 31, 2009, this Amendment No. 1 continues to describe our business and financial conditions as of June 26, 2009, the original filing date of our annual report on Form 20-F, and does not update disclosures contained herein to reflect events that occurred at a later date. Accordingly, this Amendment No. 1 should be read in conjunction with our filings made with the SEC subsequent to the original filing of our annual report on Form 20-F for the fiscal year ended December 31, 2008.

As required by Rule 12b-15 under the Exchange Act of 1934, as amended, updated certifications of our principal executive officer and our principal financial officer are being filed as exhibits to this Amendment No. 1.

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

This Amendment No. 1 to Annual Report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 and as of December 31, 2007 and 2008 and audited financial statements for Jiantou Xinyuan for the year ended December 31, 2008 and as of December 31, 2008. We have restated our balance sheet as of December 31, 2008 to reclassify the carrying amounts outstanding under our floating rate notes and convertible notes from non-current liabilities to current liabilities. See Note 22 to our consolidated financial statements for a discussion of this restatement.

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

We completed an initial public offering, or IPO, of 20,125,000 ADSs, each representing two common shares, in December 2007. On December 12, 2007, we listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “XIN.” The closing price of our ADSs on the NYSE as of September 25, 2009 was $4.66 per ADS.

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

Our Selected Consolidated Financial Data

The following selected consolidated statement of operations and other financial data for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, other than the earnings per ADS data, and the consolidated balance sheet data as of December 31, 2004, 2005, 2006, 2007 and 2008 (restated) have been derived from our audited consolidated financial statements. Our audited consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP, and have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming on our audited consolidated financial statements for the three years ended December 31, 2006, 2007 and 2008 is included elsewhere in this annual report. Our consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Years Ended December 31,
	2004	2005	2006	2007	2008
	US$	US$	US$	US$	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statements of Operations Data(1)
Total revenues	35,632	61,942	142,367	309,725	356,632
Total costs of revenues	(26,376)	(42,632)	(108,196)	(208,135)	(356,981)
Selling and distribution expenses	(1,604)	(2,175)	(2,996)	(10,515)	(13,578)
General and administrative expenses	(1,004)	(1,696)	(3,626)	(17,077)	(32,343)
Operating income/loss	6,648	15,439	27,549	73,998	(46,270)
Net income before minority interest	3,943	9,548	16,120	45,663	(23,640)
Net income/loss	3,943	9,563	16,123	45,663	(23,640)
Accretion of Series A convertible redeemable Preference shares	—	—	(942)	(2,739)	—
Deemed dividend(2)	—	—	—	(182,229)	—
Net income (loss) attributable to ordinary shareholders(2)	3,943	9,563	15,181	(139,305)	(23,640)
Earnings (loss) per share
—Basic	0.07	0.16	0.21	(1.28)	(0.16)
—Diluted	0.07	0.16	0.21	(1.28)	(0.16)
Shares used in computation
—Basic	60,000,000	60,000,000	72,694,467	108,690,267	149,149,309
—Diluted	60,000,000	60,000,000	72,694,467	108,690,267	149,149,309
Earnings (loss) per ADS(3)
—Basic	0.14	0.32	0.42	(2.56)	(0.32)
—Diluted	0.14	0.32	0.42	(2.56)	(0.32)
Other Operating Data
Number of projects launched	2	2	3	6	3
Aggregate GFA delivered (m2)	107,455	161,717	370,105	513,878	519,100

The following table presents a summary of our consolidated balance sheet data as of December 31, 2004, 2005, 2006, 2007 and 2008:

	As of December 31,
	2004	2005	2006	2007	2008
	US$	US$	US$	US$	US$
	(in thousands)				(restated)
Consolidated Balance Sheet Data(1)
Cash and cash equivalents	5,249	14,929	34,914	309,315	135,659
Restricted cash	11,399	5,385	32,011	48,267	57,951
Real estate property under development(4)	47,403	64,857	106,804	388,881	623,203
Total current assets	65,121	90,357	174,426	770,347	778,013
Total assets	83,004	108,702	204,956	807,195	936,166
Total current liabilities	72,855	82,228	118,840	154,374	417,990
Long-term bank loans	3,141	7,435	12,806	137,858	105,007
Minority interest	22	—	—	—	—
Preference shares	—	—	22,309	—	—
Capital stock	—	—	7,570	14,840	15,102
Total shareholders’ equity	6,896	17,000	46,583	389,899	400,255

(1)	Our financial information is first prepared in RMB and then translated into U.S. dollars for assets and liabilities, at the year-end exchange rate, and for revenues and expenses, at the yearly average exchange rate. The rate used and set forth in the table below. Capital accounts are translated at their historical exchange rates when the transactions occurred.

	As of and for the Year Ended December 31,
	2004	2005	2006	2007	2008
Period-end US$: RMB exchange rate	8.2765	8.0702	7.8087	7.3046	6.8346
Period average US$: RMB exchange rate	8.2766	8.1734	7.9721	7.6079	6.9480

As of September 25, 2009, the RMB: US$ exchange rate was 6.8273.

(2)	On November 13, 2007, the holders of the Series A convertible redeemable preference shares, or Series A preference shares, agreed to waive the contingent conversion option. The modification was deemed to be substantive and was treated for accounting purpose as an extinguishment of the Series A preference shares. In connection with this, we recognized a dividend of approximately US$182.2 million to the Series A preference shareholders, representing the difference between the fair value of the convertible preference shares immediately after the modification and the carrying value of the preference shares immediately prior to the modification. This deemed dividend did not affect our net income or cash flows. However, it reduced the net income attributable to ordinary shareholders and retained earnings for the year ended December 31, 2007 by the amount of the dividend.
(3)	Earnings per ADS are calculated based on each ADS representing two common shares.
(4)	Includes real estate property under development recorded under current assets and non-current assets.

We restated our balance sheet as of December 31, 2008 to reclassify the carrying amount outstanding under the indentures for our floating rate notes and convertible notes totaling US$95,638,869 from non-current liabilities to current liabilities. The following table shows the previously reported, restatement adjustment and restated amounts for the line items in our consolidated balance sheet as of December 31, 2008 that were affected by the restatement.

	As of December 31, 2008
Balance sheet line items	Previously reported	Restatement adjustments	As restated
	US$	US$	US$

Other long-term debt due within one year	—	95,638,869	95,638,869
Total current liabilities	322,350,755	95,638,869	417,989,624
Other long-term debt	95,638,869	(95,638,869)	—
Total liabilities	535,911,314	—	535,911,314

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

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB Per US$1.00)
2004	8.2765	8.2768	8.2764	8.2774
2005	8.0702	8.1826	8.0702	8.2765
2006	7.8041	7.9597	7.8041	8.0702
2007	7.2946	7.6058	7.2946	7.8127
2008	6.8225	6.9221	6.8225	7.2946
2009
March	6.8329	6.8334	6.8240	6.8438
April	6.8118	6.8306	6.8180	6.8341
May	6.8278	6.8235	6.8176	6.8324
June	6.8302	6.8334	6.8264	6.8371
July	6.8319	6.8317	6.8300	6.8358
August	6.8229	6.8323	6.8299	6.8358
September (through September 25)	6.8273	6.8278	6.8247	6.8303

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Historically, our business and operations have been concentrated in Zhengzhou. Since 2006, we have been expanding our residential property development operations into other Tier II cities, comprising of Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, and Suzhou and Kunshan in Jiangsu Province. We plan to expand into other Tier II cities as suitable opportunities arise. The development of real estate projects outside Zhengzhou will impose significant demands on our management and other operational resources. Moreover, we will face additional competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of these Tier II cities has its own market conditions, customer requirements and local regulations related to the real estate industry. If we are unable to successfully develop and sell projects outside Zhengzhou, our future growth may be limited and we may not generate adequate returns to cover our investments in these Tier II cities. In addition, as we expand our operations to Tier II cities with higher land prices, our costs may increase, which may lead to a decrease in our profit margin. We also bear risks related to decrease in land value, as made apparent by our recognition of impairment on the Suzhou International City Garden project in quarter four of 2008.

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

The PRC government may introduce other measures that limit our access to additional capital. On July 10, 2007, the SAFE issued a circular restricting a foreign invested property developer’s ability to raise capital through foreign debt, if such developer is established after June 1, 2007 or increases its registered capital after June 1, 2007. We cannot assure you that we will be able to obtain sufficient funding to finance intended purchases of land use rights, develop future projects or meet other capital needs as and when required at a commercially reasonable cost or at all. Failure to obtain adequate funding at a commercially reasonable cost may limit our ability to commence new projects or to continue the development of existing projects or may increase our borrowing costs.

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

Our current debt indentures contain certain financial and other covenants that restrict our ability to pay dividends, raise further debt and take other corporate actions which may adversely affect our business.

In April 2007, we issued US$75 million of floating rate notes and US$25 million of convertible notes and entered into related indentures. These indentures contain a number of significant financial and other covenants. Such covenants restrict, among other things, our ability and the ability of our subsidiaries to incur additional debt or guarantees, make restricted payments, make investments, pay dividends or distributions on our or our subsidiaries’ capital stock, repurchase our or our subsidiaries’ capital stock, pay subordinated indebtedness, make or repay inter-company loans or enter into non-ordinary course business transactions.

As a result of the covenants, our ability to pay dividends or other distributions on our common shares and the ADSs may be limited. These covenants also restrict our ability to raise additional capital in the future through bank borrowings and debt and equity issuances and may restrict our ability to engage in some transactions that we expect to be of benefit to us.

As discussed in more detail in “Item 5. Operating and Financial Review and Prospects –B. Liquidity and Capital Resources – Floating Rate Notes and Convertible Notes”, “Item 15. Controls and Procedures” and Note 22 to our consolidated financial statements included elsewhere in this annual report, we became aware recently that we had not properly calculated two of the financial ratios in the indentures due to misinterpretations of certain definitions, which caused us to be in non-compliance with the subsidiary debt to total tangible assets ratio and the limitations on restricted payments and related provisions of the indentures. We have amended the indentures and also have obtained waivers from the noteholders with respect to any default that may have occurred resulting from our non-compliance.

The notes are secured by the mortgage of our shares in our wholly owned subsidiary, Xinyuan Ltd., which indirectly holds all of our assets and operations in China. If we default under the notes in the future, the holders may enforce their claims against these shares to satisfy our obligations to them. In such an event, the holders of our notes could gain ownership of the shares of our wholly owned Cayman subsidiary and, as a result, own and control all of our subsidiaries in China. We conduct substantially all of our operations in China and all of our assets are located in China and, if we default under the notes, we would lose control or ownership of our assets and operations in China and there may be no assets remaining from which your claims could be satisfied. In addition, our floating rate notes and convertible notes are also secured by (i) the pledge of all of the Cayman subsidiary’s shares in Xinyuan (China) Real Estate, Ltd., or Xinyuan China and (ii) the pledge of a loan from the Cayman subsidiary to Xinyuan China.

We provide guarantees for the mortgage loans of our customers which expose us to risks of default by our customers.

We pre-sell properties before actual completion and, in accordance with industry practice, our customers’ mortgage banks require us to guarantee our customers’ mortgage loans. Typically, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total mortgage loan amount until the completion of the registration of the mortgage with the relevant mortgage registration authorities, which generally occurs within six to 12 months after the purchasers take possession of the relevant properties. In line with what we believe to be industry practice, we rely on the credit evaluation conducted by mortgagee banks and do not conduct our own independent credit checks on our customers. The mortgagee banks typically require us to maintain, as restricted cash, 3% to 10% of the mortgage proceeds paid to us as security for our obligations under such guarantees. The guarantees granted to the bank providing mortgages for our customers do not constitute continuing involvement by the Group under Statement of Financial Accounting Standards or SFAS, No.66 due to the large down payments (minimum of 20%) received from all customers in accordance with PRC laws. If a purchaser defaults on its payment obligations during the term of our guarantee, the mortgagee bank may deduct the delinquent mortgage payment from the security deposit. If the delinquent mortgage payments exceed the security deposit, the banks may require us to pay the excess amount. If multiple purchasers default on their payment obligations at around the same time, we will be required to make significant payments to the banks to satisfy our guarantee obligations. Factors such as a significant decrease in housing prices, increase in interest rates or the occurrence of natural catastrophes, among others, could result in a purchaser defaulting on its mortgage payment obligations. If we are unable to resell the properties underlying defaulted mortgages on a timely basis or at prices higher than the amounts of our guarantees and related expenses, we will suffer financial losses. For the seven years ended December 31, 2008, we experienced certain defaults on mortgage loans by our customers in an aggregate principal amount of RMB 2.2 million (US$281,587).

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

One of our project companies, Jiantou Xinyuan, is a joint venture established under PRC law. We hold a 45% equity interest in Jiantou Xinyuan, with 50% held by Zhengzhou General Construction Investment Company and the remaining 5% held by Zhengzhou Jiantou Project Consulting Co., Ltd. As of the December 31, 2008, International City Garden Phase I project has been completed, City Mansion, International Plaza, International City Garden Phase II, and Yipin Xiangshan Phase I projects are under construction, and Yipin Xiangshan Phase II is under planning. All projects are located in Zhengzhou. These six projects have an aggregate GFA of 760,102 square meters. At present, we hold only a minority interest in Jiantou Xinyuan and do not have full control over its operations. We may not be able to control the quality of products produced by Jiantou Xinyuan. Under the joint venture contract, we and other shareholders agree to share the profits according to our respective equity interests in Jiantou Xinyuan, but we require the consent of our joint venture partners before we can cause the joint ventures to distribute profits to the shareholders, including us. We have entered into an agreement on September 25, 2009 to purchase the 55% equity interest in Jiantou Xinyuan from the two other shareholders but unless and until we close the transaction we will not gain control over Jiantou Xinyuan’s operations. Furthermore, our joint venture partners and the joint venture themselves may hold different views or have different interests from ours, and therefore may compete in the same market with us, in which case our interest and future development may be materially adversely affected.

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

We or Jiantou Xinyuan may forfeit land to the PRC government if we or Jiantou Xinyuan fail to comply with procedural requirements applicable to land grants from the government or the terms of the land use rights grant contracts.

According to the relevant PRC regulations, if we fail to develop a property project according to the terms of the land use rights grant contract, including those relating to the payment of land premiums, specified use of the land and the time for commencement and completion of the property development, the PRC government may issue a warning, may impose a penalty or may order us to forfeit the land. Specifically, under current PRC law, if we fail to pay land premiums in accordance with the payment schedule set forth in the relevant land rights grant contract, the relevant PRC land bureau may issue a warning notice to us, impose late payment penalties or even require us to forfeit the related land to the PRC government. The late payment penalties are usually calculated based on the overdue days for the land premium payments. Furthermore, if we fail to commence development within one year after the commencement date stipulated in the land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us and impose an idle land fee on the land of up to 20% of the land premium. If we fail to commence development within two years, the land will be subject to forfeiture to the PRC government, unless the delay in development is caused by government actions or force majeure. Even if the commencement of the land development is compliant with the land use rights grant contract, if the developed GFA on the land is less than one-third of the total GFA of the project or the total capital invested is less than one-fourth of the total investment of the project and the suspension of the development of the land continues for more than one year without government approval, the land will also be treated as idle land and be subject to penalty or forfeiture. We and Jiantou Xinyuan have made late payments of land premiums in the past, as have many other real estate development companies in China. Although we and Jiantou Xinyuan were imposed penalties for these late payments, neither we nor Jiantou Xinyuan have been required to forfeit land. In our only case of late payment, we were also able to successfully negotiate a substantial reduction of the late payment penalty with the local government.

We were recently informed by Jiantou Xinyuan, an entity in which we currently hold a 45% interest, that it had not timely made land premium payments of RMB111.5 million under two land use rights grant contracts it entered with the Zhengzhou municipal land bureau, subjecting Jiantou Xinyuan to late payment penalties accruing from June 2008 of 0.1% per day of the amount in arrears. Jiantou Xinyuan was subsequently requested by the Zhengzhou municipal land bureau to pay off the overdue land premium no later than September 30, 2009. In September 2009, Jiantou Xinyuan paid the full amount of land premium outstanding before the deadline set by the land bureau, but it is still negotiating the penalties with the local government. Based on the fact that the overdue land premium has been paid before the deadline imposed by the government, we believe Jiantou Xinyuan will not be required to forfeit the two parcels of land on the ground of late payment. Based on our experience and assessment of the discussions Jiantou Xinyuan’s management has had with the local government in Zhengzhou regarding this matter, we also believe that Jiantou Xinyuan should be able to reduce the penalty through its negotiations with local government and the final penalty will not be a material amount to Jiantou Xinyuan. However, we cannot assure you that Jiantou Xinyuan will be able to conclude its negotiations with the local government with favorable results. If Jiantou Xinyuan has to pay a penalty as a result of their late payment, our financial condition could be materially and adversely affected as our share of income from our equity investee Jiantou Xinyuan would be adversely affected as the property was developed and sold.

Moreover, we cannot assure you that circumstances leading to significant delays in our own land premium payments or development schedules or forfeiture of land will not arise in the future. If we, or Jiantou Xinyuan, pay a substantial penalty, we, or Jiantou Xinyuan, may not be able to meet pre-set investment targeted returns for a given project and our financial conditions could be adversely affected. If we, or Jiantou Xinyuan, forfeit land, we, or Jiantou Xinyuan, will not only lose the opportunity to develop the property projects on such land, but may also lose a significant portion of the investment in such land, including land premium deposits and the development costs incurred.

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

Historically, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We have been improving our internal controls over financial reporting. For example, during 2007 and 2008, we identified a material weakness in our internal control over financial reporting related to lack of sufficient qualified financial reporting and accounting personnel to fulfill U.S. GAAP closing and reporting requirements. In 2008, we experienced high turnover of senior level finance and accounting staff members, including the Chief Financial Officer. For 2008, we identified a material weakness relating to our not having sufficient experienced personnel with the requisite technical skills and working knowledge of the application of U.S. generally accepted accounting principles relating to revenue recognition under percentage of completion, deferred income taxes, the financial statement close and reporting process and the evaluation of debt covenants relating to long-term debt. As a result of the component of the material weakness relating to the evaluation of debt, we restated our balance sheet as of December 31, 2008 to reclassify the carrying amount of the floating rate notes and convertible notes from non-current liabilities to current liabilities. See Note 22 to our consolidated financial statements. Based on the identified control risk, we plan to take measures to reduce staff turnover in the accounting and finance department and provide additional training and cross-training to our existing personnel, including areas of new and emerging accounting standards and tax. If necessary, we will continue to hire qualified professionals or consultants with relevant experience to support our finance and accounting department. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

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

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise adversely affect us.

        The SAFE issued a public notice in October 2005, requiring PRC residents to register with the local SAFE branch before establishing or acquiring the control of any company outside of China for the purpose of financing that offshore company with assets or equity interest in a PRC company. Once the special purpose vehicle has a major capital change event (including overseas equity or convertible bonds financing), the residents must conduct a registration relating to the change within 30 days of occurrence of the event. On May 29, 2007, the SAFE issued an additional notice, clarifying some outstanding issues and providing standard operating procedures for implementing the prior notice. According to the new notice, the SAFE sets up seven schedules that track registration requirements for offshore fundraising and roundtrip investments. Further, pursuant to the above notices, if our PRC resident shareholders fail to adhere to any of the registration requirements, or if they make any false representations to obtain the registration for roundtrip investments in onshore entities or special purpose vehicles, they may face fines and other legal sanctions. In addition, such actions may also impede our ability to contribute additional capital or extend loans to our PRC subsidiaries, impede our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us. However, as a result of uncertainty concerning the reconciliation of these notices with other approval or registration requirements, it remains unclear how these notices, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. Since Mr. Yong Zhang, Chairman of our board of directors and Chief Executive Officer, and his spouse, Ms. Yuyan Yang, also a board member and Vice President, are PRC residents and our shareholders, each is subject to the SAFE registration requirements. Mr. Zhang and Ms. Yang have made their initial registrations with the local SAFE branch, and are now in the process of amending their registrations. Such amendments need to be completed in order to facilitate the transfer and exchange of proceeds of any future offerings by us from our foreign currency accounts to our subsidiaries’ RMB accounts. We cannot provide any assurances that Mr. Zhang, Ms. Yang, or any of our other shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by these notices or other related rules. The failure or inability of these PRC resident beneficial owners to comply with applicable SAFE registration requirements may subject us to the sanctions described above, including sanctions which may impede our ability to contribute the additional capital from the proceeds of any future offerings by us to our PRC subsidiaries and our PRC subsidiaries’ ability to pay dividends or distribute profits to us.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2009 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

The Companies Law introduced a new mechanism for mergers and acquisitions where the merged company or consolidated company will continue to be a Cayman Islands entity. Under this mechanism, dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands courts) if they follow the required procedures, subject to certain exceptions. However, these rights have never been tested before the Cayman Islands court and as a result, they may not be comparable to the appraisal rights that would ordinarily be available to dissenting shareholders of a U.S. company.

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

In connection with the restructuring and in exchange for Series A preference shares, common shares and certain warrants of Xinyuan Ltd., we issued 30,805,400 Series A preference shares, 15,704,379 common shares and warrants to Blue Ridge China and Equity International. We also issued warrants to Burnham Securities Inc. and Joel B. Gardner, or Burnham warrants, exercisable for a total of 1,853,172 common shares, in exchange for certain warrants issued in connection with their financial advisory and investment banking services rendered. Immediately following the restructuring, we issued in April 2007 US$75 million principal amount of units, each unit comprising US$100,000 principal amount of our floating rate notes, and one warrant to subscribe for our common shares. We also issued US$25 million principal amount of our convertible notes. The convertible notes are convertible into common shares at the rate of 38,388 common shares per US$100,000 principal amount of convertible notes, or a total of 9,597,120 common shares.

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

Experienced Management Team Supported by Trained and Motivated Workforce. Our senior managers, most of whom have been working with our company for over five years, have on average over 10 years of experience in the PRC real estate industry and considerable strategic planning and business management expertise. Our Chairman and founder, Mr. Yong Zhang, has more than 20 years of experience in developing residential housing in China. Mr. Zhang was selected in 2004 as one of the Top 10 Rising Entrepreneurs in China’s Real Estate Industry by the China International Real Estate & Architect Fair, or the CIHAF. Our Vice President and co-founder, Ms. Yuyan Yang, has more than 10 years of experience in the real estate industry. In February 2009, Mr. Thomas Gurnee, formerly an independent director on our audit committee, was named our new Chief Financial Officer. Mr. Gurnee brings many years of experience acting in executive and directorship roles in several public companies. Mr. Liming Ma, who is currently named Vice President, also joined our company in 2009. Mr. Ma has prior management experience at a number of leading real estate companies in China. Our management and workforce are well-trained and motivated. To promote effective recruitment, retention and advancement, we provide management with training and incentive programs that include subsidizing management’s pursuit of post-secondary degrees and programs. Currently, some of our managers are undertaking part-time post-secondary degrees and over 50 managers have completed or are at various stages of undertaking one year part-time business administration programs at top universities in China. Our workforce receives on-going training in their areas of specialization at our head office. In addition, we have adopted broad performance-based stock incentive plans, which we believe enables us to motivate the workforce as well as attract new talent to support our rapid expansion.

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

In addition, Zhengzhou Jiantou Xinyuan Real Estate Co. Ltd., or Jiantou Xinyuan, a property development company founded in 2005 in which we currently own a 45% interest and which operates exclusively in Zhengzhou, has initiated six projects totaling 760,002 square meters, with four properties under construction, one property under planning, and one completed project. On September 25, 2009, we have entered into an agreement to acquire the remaining 55% equity interest in Jiantou Xinyuan. The completion of such equity acquisition is subject to regulatory approvals from the relevant PRC authorities.

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

Regulations on Property Management

The Property Management Rules, amended by the State Council on August 26, 2007 and effective as of October 1, 2007, provide that property owners have the right to appoint and dismiss property service enterprises (formerly known as property management enterprises). The rules also establish a regulatory system for property service enterprises, which encompasses the following regulations:

•

the Measures for the Administration of Qualifications of Property Service Enterprises (formerly known as the Measures for the Administration of Qualifications of Property Management Enterprises) amended by the MOHURD and effective as of November 26, 2007, provide that property service enterprises must apply to the local branch of the MOHURD and undertake a qualification examination to obtain a Property Service Qualification Certificate. A property service enterprise must pass the Property Service Qualification (formerly known as the Property Management Qualification), or PSQ examination, in order to engage in property management. Property service enterprises are classified as Class I, II or III. Different classes of service enterprises have different establishment requirements and may manage different types of premises.

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

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. You should also consider our discussion of critical accounting policies in reading our discussion and analysis. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

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

Future losses and impairment charges. When the profitability of a project deteriorates due to a slow down in the sales pace reduction of pricing or some other factor, this indicates that there may be a possible future loss on delivery and potential impairment in the recoverability of the assets. Accordingly, the assets of such project are subsequently reviewed for future losses and impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset’s carrying value, such deficit will be charged as a future loss. Then the asset will be written down to its estimated fair value. We determine estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, we use various factors including (a) the expected pace at which the planned number of units will be sold, based on competitive market conditions, historical trends in sales pace and actual average selling prices of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; (b) the estimated net sales prices expected to be attained based on the current market conditions and historical price trends, as well as any estimated increases in future sales prices based upon projected rate of unit sales, estimated time gap between presale and expected delivery, the impact of government policies, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; and (c) the expected costs to be expended in the future, including, but not limited to, land and land development, home construction, construction overheads, sales and marketing, sales taxes and interest costs.

Our determination of fair value requires discounting the estimated cash flow at a rate commensurate with the inherent risk associated with the assets and related estimated cash flow. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows. In accordance with our accounting policies, we review each of our projects for impairments on a quarterly basis. Based on our testing at the end of 2008, we determined that Suzhou International City Garden was our only project expected to be unprofitable and our only project subject to recognition of impairment. See also “—Critical Accounting Policies” for our policy on impairment on long-lived assets.

The primary indicator of impairment associated with our Suzhou International City Garden project was a 17% decrease in the average selling price per square meter during the fourth quarter of 2008. The project first recorded sales during the second quarter of 2008, with an ASP of US$1,138 per square meter. Average sales prices for the fourth quarter declined to US$1,024 per square meter. GFA sales volume also declined during third and fourth quarters. The decreases resulted from the general global macro-economic downturn and less liquidity for purchasers in China due to government initiatives earlier in 2008. Such factors reduced our estimates of the profitability of the Suzhou International City Garden project. The impact of the decrease in demand was projected to continue through late 2009, especially with respect to lower sales prices and pre-sales velocity. Accordingly, for the Suzhou International City Garden project, we lowered our projected average selling price through 2013 by 10.3% from our previous estimate. We also expect that all units of the project will be fully sold by the end of 2013, which reflects an additional six months to sell out than originally estimated in light of expected slower sales pace. In light of the additional expected time required to sell out, we increased our projected costs by US$15.8 million due to rising material costs and additional capitalized interest. As a result, we determined that the project was no longer profitable, and we recorded a loss of US$21.8 million, representing the net cost to us to deliver the project to completion. Further, upon discounting the expected future cash flows to arrive at a fair value of US$106.4 million, we recorded an impairment charge of US$55.0 million. Between these two items, we recorded a total loss of approximately US$76.8 million on the Suzhou International City Garden project. We do not believe it is reasonably likely that we will be required to record a further loss on this project. However, we could incur a further loss or impairment if any of the factors discussed below were to occur.

Subsequent to recognizing impairment, the carrying value of the Suzhou International City Garden project was equal to its fair value, or US$106.4 million as of December 31, 2008. Future cash flows for the project were estimated based on assuming a modest recovery in the general macro-economic conditions in China, resulting in estimated projected sales of 30,000 square meters in each of 2009 and 2010, and increased sales from 2011 through 2013 at a compounded rate of 15% per annum, which is historically the sales growth rate we experience as residential projects mature and approach completion. We also expect the average selling price to increase at 10% per year based on the price discount we have historically provided to early buyers over buyers who purchase closer to the completion of a given purchased unit. Construction spending is projected ratably over the construction period pursuant to the construction plan and the contracts that were executed during the tender process using a 5% contingency on total construction costs for unforeseen variances. We calculate interest costs at prevailing rates and add such costs to the project cost according to the expected borrowing balances over the life of the project. We estimate local and regional project selling costs by subtracting 2% of contract sales from our gross margin in order to calculate net cash flows.

The total future estimated undiscounted cash flows for Suzhou International City Garden Project are approximately US$157.1 million, exceeding the project’s carrying value of US$106.4 million by US$50.7 million. We may be required to record additional impairment charges should any of our significant estimates and judgments be revised downward or upward. For example, we would be subject to additional impairment charges should any of our significant estimates and judgments be revised downward or upward. For example, we would be subject to additional impairment charges if one, or a combination, of the following occurs: (i) our average selling price decreases by 18% from projected levels through 2013, or (ii) our remaining construction costs exceed projections by 74.8%.

To calculate the impairment of the Suzhou International City Garden project to assess potential impairment, we used an estimated discount rate of 12% on projected cash flows over the remaining life of the project. In deriving the estimated discount rate, using an expected return on equity of 20% and a borrowing rate of 7.78%, we determined that our weighted average cost of capital at December 31, 2008 was approximately 10.56%. In consideration of the fact that just 12.7% of the GFA of Suzhou International City Garden had been sold by the end of 2008, offset partially by the fact that construction was well under way and the range of discount rates used in the industry was typically 10% to 15%, we added an inherent risk premium of approximately 1.5%. Had the discount rate been increased by 1% and 3% to 13% and 15%, respectively, the impairment charge of US$55 million would have increased by an additional US$2.9 million and US$8.5 million, respectively. Conversely, if the discount rate had been decreased by 1% and 3% to 11% and 9%, respectively, the impairment charge would have decreased by US$3.1 million and US$9.6 million, respectively.

As of December 31, 2008, our impairment testing of all of our remaining active projects (projects under construction or planning) indicated that the undiscounted cash flows of those projects exceeded their related carrying value, and, accordingly, none of such projects was considered impaired. There was only one project, Zhengzhou Xinyuan Colorful Garden, where the undiscounted cash flows were not materially higher than the carrying value as of December 31, 2008. We used the methodology, factors and material assumptions discussed above to test for possible impairment of this project. The future undiscounted cash flows for that project were US$77.4 million as compared to its carrying value of US$77.0 million. Total project costs of the Zhengzhou Xinyuan Colorful Garden project were virtually unchanged from previous estimates as the construction completion schedule was unchanged. Average selling prices for the total project, however, were reduced by 13.8% from previous estimates as we determined that continued discounting would be necessary on this project to sell residences at a pace to match the scheduled completion date. A decrease of 5% in estimated average selling price or an increase of 5% in future input costs over the remaining life of the project would result in the undiscounted cash flows for the project decreasing by US$5.6 million and US$1.8 million, respectively. Notwithstanding that sensitivity analysis, in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Zhengzhou Xinyuan Colorful Garden project was not considered impaired because its estimated undiscounted cash flows were greater than its carrying value as of December 31, 2008.

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

In connection with the IPO completed on December 12, 2007, the warrant issued to Series A preference shareholders became valueless. The decrease in the fair value of warrant liability of US$631,000 was recorded into earnings as “change in the fair value of warrant liabilities” in the year ended

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

On January 1, 2007, we adopted the Financial Accounting Standards Board, or the FASB, Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, or FIN 48. There was no cumulative effect adjustment to beginning retained earnings resulting from the adoption of FIN 48. The total liability for cumulative unrecognized tax uncertainty benefit as of January 1, 2007 was US$2.7 million. As of the date of adoption, no interest and penalties have been recognized under FIN 48.

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

Change in fair value of derivative liabilities

We have issued warrants to our Series A preference shareholders and floating rate note holders, which are accounted for as derivative liabilities. The warrants issued to the holders of our floating rate notes entitle such holders to purchase our common shares at 80% of the IPO price per common share in December 2007, or US$5.60 per common share.

Under US GAAP, we are required to recognize the fair value of the outstanding warrants as a liability on our balance sheet. We determine the fair value of the warrants on a quarterly basis using the Black-Scholes valuation method with increases/decreases in value resulting in a charge/credit to other income/expense.

At December 31, 2007, the fair value of the warrants and associated liability was estimated to be approximately US$16.6 million. At December 31, 2008, the market value of our common shares declined to US$1.22 per share, or US$2.44 per ADS. Due to the decline in 2008 in the market price of our common shares combined with the shorter remaining exercise period prior to the expiration of the warrants, the valuation of the warrants and associated liability as of December 31, 2008 decreased to US$170,000, resulting in corresponding credit of US$16.4 million to other income/expense.

The warrants issued to Series A preference shareholders became valueless as they expired without being exercised upon the consummation of our IPO on December 12, 2007. The decrease in the fair value of warrant liability of US$631,000 was recorded into earnings as “change in the fair value of warrant liabilities” in the year ended December 31, 2007.

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

Revenue and cost recognition

We apply either of two different methods for revenue recognition, full accrual or percentage of completion depending on the expected construction period.

For further discussion on the application of the above policy to the Suzhou International City Garden project that was impaired in 2008 and our policy on impairment of long-lived assets, see our discussion under “Impairment Charges” in “Item 5. Operating and Financial Review and Prospects, A. Operating Results” and “Impairment of long-lived assets” herein.

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

Our significant judgments and estimates related to applying the percentage of completion method include our estimates of the time necessary to complete the project, the total expected revenue and the total expected costs. Percentage of completion method requires us to re-evaluate our estimates of future revenues and costs on a quarterly basis project by project. Factors that are subject to uncertainty in our estimates include the expected future sales prices of the units, sales velocity rates and expected construction costs. These factors are subject to market conditions including, but not limited to, availability of credit in the market for purchasers to obtain mortgage loans, commodities prices affecting construction materials, locations of future infrastructure improvements, and overall development in the immediate area surrounding the project. Cumulative revenue is determined by multiplying cumulative contract sales proceeds by cumulative incurred cost divided by total estimated project cost. Cumulative cost of sales is calculated by multiplying cumulative incurred cost by cumulative contract sales divided by total estimated project revenue. Whenever we make changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change to account for the difference between profit previously recognized using the previous profit margin estimate and the comparable profit using the new profit margin estimates. Further, if the updated profit margin indicates that we will have to sell units at a price less than our costs to develop them, we must recognize the full expected gross loss over the life of the project at that time regardless of whether the units have been sold. Additionally for such unprofitable projects we must also determine whether an impairment exists, and, if so, write down the cost to the fair value of the project which, in turn, may be less than the carrying value after recognizing the effect of future losses.

For further discussion on the application of the above policy to the Suzhou International City Garden project that was impaired in 2008 and our policy on impairment of long-lived assets, see “—Future losses and impairment charges” below and “—Impairment of long-lived assets” below.

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

Share-based payments

Under SFAS No. 123(R) Share-Based Compensation, we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of stock options and other equity awards on the date of the grant, with the compensation expense recognized over the requisite service period, which is generally the vesting period.

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

Impairment of long-lived assets

We consider on a quarterly basis whether indicators of impairment of long-lived assets are present. These indicators include, but are not limited to, negative gross margins, decreases in the average selling price above 5% and increases in input costs above 5% related to the individual projects in each operating segment. The provisions of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, require that a two-step impairment test be performed on long-lived assets. In the first step, we test for recoverability of the assets by determining whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying value. If the estimated undiscounted cash flows are greater than the carrying value, the long-lived assets are considered not impaired and we are not required to perform further testing. If the estimated undiscounted cash flows are less than the carrying value, we must perform the second step of the impairment test, which is to recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values, if any. Our determination of fair value requires discounting the estimated cash flows for a project at a rate commensurate with the inherent risk associated with the related assets and estimated cash flows.

Both the undiscounted cash flows and the discount rate used in determining fair value are based on estimates. To project undiscounted cash flows, we use various factors as described above under “—Future losses and impairment charges”, including the expected pace at which the planned units will be sold, the estimated net sales prices expected to be attained, and expected costs to be expended in the future, including, but not limited to, land and land developments, home construction, construction overhead, sales and marketing, sales taxes and interest costs. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows.

For further discussion of impairments incurred in 2008, see “—Future losses and impairment charges” above.

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

Financing Activities

Net cash provided by financing activities was US$66.7 million in the year ended December 31, 2008, was primarily attributable to proceeds of US$105.0 million from long term bank loans and US$87.6 million from short term loans, all denominated in RMB. Loan repayments totaled US$119.9 million, of which US$96.5 million was used for the repayment of short term bank loans and US$23.4 million repayment of long term bank loans. Repayment of US$8.7 million was used for interest related to the long-term debts and the remaining amounts are comprised of repayment made to the related parties.

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

Floating Rate Notes and Convertible Notes

In April 2007, we issued US$75 million of floating rate notes and US$25 million of convertible notes. The floating rate notes bear interest at a rate of LIBOR plus 6.80% per annum and mature in April 2010. The convertible notes bear interest at a rate of 2% per annum and mature in April 2012. The holder of the convertible notes has the right, at its option, to convert the principal amount of the notes, or any portion of such principal amount which is a multiple of US$100,000, into common shares at the conversion price in effect at such time. The holder of the convertible notes also has certain repurchase rights which are described in more detail in Note 10 to our consolidated financial statements include elsewhere in this annual report on Form 20-F.

The indentures for each of the floating rate notes and convertible notes contain financial and non-financial covenants, or debt covenants, including covenants restricting our ability and the ability of our subsidiaries to incur additional debt or guarantees and make restricted payments or to make capital expenditures in excess of $US1.5 million in each of 2008, 2009 and 2010. In addition, we may only make certain restricted payments if we have a consolidated interest expense coverage ratio, or interest coverage ratio, greater than 4.00 to 1.00 at the time of and after giving effect to the restricted payment. The indentures also require that we maintain:

•

a consolidated tangible net worth of at least US$95.0 million from January 1, 2008 through December 31, 2008, US$145.0 million from January 1, 2009 through December 31, 2009 and US$195.0 million thereafter;

•

an average daily cash balance of at least US$20.0 million during the last 30 days of each quarter in the year ended December 31, 2008 and US$30.0 million during the last 30 days of each quarter thereafter and the 15 calendar days preceding the stated maturity of the notes;

•	a consolidated subsidiary debt to consolidated total tangible assets ratio, or subsidiary debt to total tangible assets ratio, of no more than 0.25 to 1.00 at all times; and

•	a working capital ratio of no less than 1.33 to 1.00 at all times.

These covenants and related definitions can be found in the applicable indentures, each of which were filed with the SEC as exhibit to our registration statement on Form F-1 in 2007.

Subsequent to our initial filing of our 20-F for the year ended December 31, 2008, we became aware that we had not properly calculated the subsidiary debt to total tangible assets ratio and interest coverage ratio due to misinterpretations of certain definitions, which caused us to be in non-compliance with the subsidiary debt to total tangible assets ratio and the limitations on restricted payments and related provisions of the indentures. Based on our recalculations, as of December 31, 2008, our consolidated tangible net worth was US$398.7 million, our average daily cash balance was US$193.6 million, our working capital ratio was 2.4, our subsidiary debt to total tangible assets ratio was 0.29 and our interest coverage ratio was 3.8. As our interest coverage ratio was below 4.00, we should not have made mortgage guarantees in an amount in excess of 25% of our tangible assets but we exceeded such threshold in the ordinary course of our business as of December 31, 2008.

On August 21, 2009, we obtained waivers from the requisite noteholders under both indentures with respect to any and all defaults that have or may have occurred at any time directly or indirectly resulting from such non-compliance. The non-compliance does not trigger any cross-default of any other debt of our company or subsidiaries. In addition, we obtained the requisite approvals from the holders of floating rate notes and convertible notes, respectively, to amend the indentures to increase the subsidiary debt to total tangible assets ratio to a maximum of 0.35 to 1.00 on a revised calculation of total debt less cash divided by total tangible assets less cash. We also amended the indentures to revise the related definition and to increase the amount of mortgage guarantees in the definitions of permitted debt and permitted investments to 60% of total tangible assets. As part of these amendments, we increased the dollar amount of the maximum capital expenditures for the years ending 2009 and 2010 to US$2.5 million from US$1.5 million. We also moved the exercise date of the put option of the convertible note holder from October 2010 to June 2010. The supplemental indentures containing these amendments are filed as exhibits to this Amendment No. 1 to Form 20-F.

Following the amendments, we are in compliance with the covenants and related provisions. As recalculated, our subsidiary debt to total tangible assets ratio was 0.21 as of December 31, 2008. There was no change in our interest coverage ratio as of December 31, 2008, but our mortgage guarantees at 41% of our tangible assets as of December 31, 2008 were well within the threshold. In connection with the indenture amendments and waivers, we agreed to pay a consent fee in an amount equal to 0.70% of the total outstanding principal amount held by holders of floating rate notes who timely voted to approve the waivers. No consent fee was paid to the holder of convertible notes.

The floating rate notes and convertible notes are secured by a mortgage on our shares in our wholly owned Cayman subsidiary, which indirectly holds all of our assets and operations in China. The notes are also secured by the pledge of all of the Cayman subsidiary’s shares in Xinyuan China and the pledge of a loan from the Cayman subsidiary to Xinyuan China.

Notwithstanding obtaining the waivers and amending the indentures, we have restated our balance sheet as of December 31, 2008 to reclassify the carrying amount outstanding under the indentures from non-current liabilities to current liabilities. This restatement had no effect on our operations or on cash flows for the year ended December 31, 2008. For a discussion of the restatement, see Note 22 to our consolidated financial statements included elsewhere in this annual report.

Capital Expenditures

Our capital expenditures were US$1.5 million, US$2.6 million and US$9.0 million in 2006, 2007 and 2008, respectively . Our capital expenditures in 2006, 2007 and 2008 were mainly used for acquisition of subsidiaries, building improvements, purchase of vehicles, fixtures and furniture and computer network equipments, and accumulation of properties held for lease related to newly completed projects. The source of our capital expenditures is primarily the cashflow generated from operating activities.

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

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2008 our contractual obligations amounted to US$660.3 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. As a result of the restatement of the carrying amount outstanding under the floating rate note and convertible note indentures from non-current liabilities to current liabilities, we have reclassified the principal amount under each of the notes as “due in less than 1 year” and omitted interest on such notes in later periods. The following table sets forth our contractual obligations for the periods indicated.

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(US$ in thousand)
Long-term debt obligations:
long-term bank loans	105,007	—	105,007	—	—
interest on long-term bank loans(1)	12,704	8,185	4,519	—	—
Convertible notes	25,000	25,000	—	—	—
interest on convertible notes(2)	500	500	—	—	—
floating rate notes	75,000	75,000	—	—	—
interest on floating rate notes(3)	8,382	8,382	—	—	—
Short-term debt obligations	168,967	168,967	—	—	—
interest on short-term debt obligations(4)	8,727	8,727	—	—	—
Operating lease obligations	5,948	1,830	2,698	1,420	—
Non-cancellable construction contact obligations	250,095	250,095	—	—	—
Contracted land use rights obligations	—	—	—	—	—
Total	660,330	546,686	112,224	1,420	—

(1)	Our long-term bank loans bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans is calculated based on the current interest rate of each loan, ranging from 7.182% to 8.384% per annum, using the PBOC benchmark rate of 7.56% as of December 31, 2008.
(2)	Interest on convertible notes is calculated at a rate of 2% per annum. Amount reflects aggregate interest due during fiscal year 2009 assuming principal amount of notes had not become due and payable prior to interest payment date. Interest is payable semi-annually on April 15 and October 15.
(3)	Interest on floating rate notes is calculated at 6-month LIBOR as of December 31, 2008 plus 6.8% per annum. The applicable LIBOR rate was 4.376% as of December 31, 2008. Amount reflects aggregate interest due during fiscal year 2009 assuming principal amount of notes had not become due and payable prior to interest payment date. Interest is payable semi-annually on April 15 and October 15.
(4)	Interest on short-term loans is calculated based on the fixed interest rates for relevant loans, ranging from 6.413% to 10.085% per annum.

We have projected cash flows for each of our existing projects, and we believe that our anticipated cash flows from operations will be sufficient to meet our expected cash requirements, including for working capital and capital expenditure purposes, for at least twelve months following the end of the period covered by this annual report. In making our assessment, we considered a number of factors, including the relative stage of each of our projects under construction and our projects under planning and the demand for and the average selling prices of our projects. For any given project, we use cash early in the project life and generate cash later in the project life. Costs for land acquisition, site preparation, foundation, and early above ground framing are all incurred before we obtain licenses from local governing authorities to enter into pre-sales activity. The construction of many of our projects is carried out in phases, the timing of which is primarily determined by us based on the pace of the market demand for units in the project. Accordingly, after receiving the pre-sale permits relating to a project, we are able to control much of our construction activities to coincide with the timing of expected pre-sales.

We acquired in 2007 the land parcels for our three largest active projects, Kunshan International City Garden, Chengdu Xinyuan Splendid I and Suzhou International City Garden, and completed the majority of the construction activities on those projects in 2008. Accordingly, we incurred a significant portion of the cash outflows associated with those projects by the end of 2008. However, we only obtained our pre-sales permits and commenced pre-sales activities in September 2008, in the case of the Kunshan International City Garden and Chengdu Xinyuan Splendid I, and May 2008, in the case of the Suzhou International City Garden. As of the end of 2008, we achieved only limited cumulative pre-sales as a percentage of estimated total sales for these three projects.

Since the end of 2008, our pre-sales, selling price and gross floor sales all showed positive trends, leading us to anticipate increased construction spending in the second half of 2009. We expect such increased spending to be at a rate commensurate with our GFA sales rate. As such, we believe our projected cash flows for each of our existing projects are sufficient to meet our expected cash requirements, including our short-term debt obligations and non-cancellable construction contract obligations that are due on various dates ranging from January 1, 2009 to October 15, 2010.

We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In the event that proceeds from the sale of units for a project are insufficient for repayment of related construction loans or additional cash needs, we would need to raise the required funds through new borrowings, refinancing of existing borrowings, public or private sales of equity securities, or a combination of one or more of the above. We believe that, in the event additional funding is required, we will be able to access the capital markets on terms and in amounts adequate to meet our objectives. However, given the possibility of changes in market conditions or other occurrences, there can be no certainty that such funding will be available on terms favorable to us or at all.

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

You should read thoroughly this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance, including the risks outlined in “Item 3. Key Information – D. Risk Factors.” Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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

We had 382, 633 and 645 full time employees as of December 31, 2006, 2007 and 2008, respectively. See “Item 4. Information on the Company—B. Business Overview—Employees.” None of our employees is represented by a labor union. We consider our relations with our employees to be good.

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

Our ADSs, each representing two of our common shares, have been listed on the NYSE since December 12, 2007. Our ADSs trade under the symbol “XIN.” The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Quarterly Highs and Lows
Fourth Quarter 2007 (starting from December 12, 2007)	18.00	12.00
First Quarter 2008	14.71	6.35
Second Quarter 2008	11.61	6.07
Third Quarter 2008	6.98	2.89
Fourth Quarter 2008	3.50	1.54
First Quarter 2009	5.59	2.43
Monthly Highs and Lows
March 2009	5.59	3.27
April 2009	5.00	3.60
May 2009	7.10	4.50
June 2009	7.65	6.00
July 2009	7.40	5.70
August 2009	6.99	4.15
September 2009 (through September 25)	5.68	3.77

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

In December 2007, the FASB issued Statement of Financial Accounting Standards No.160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No.51, or SFAS 160. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in a consolidated entity which should be reported as equity in the parent’s consolidated financial statements. SFAS 160 requires a reconciliation of the beginning and ending balances of equity attributable to noncontrolling interests and disclosure, on the face of the consolidated income statement, of those amounts of consolidated net income attributable to the noncontrolling interests, eliminating the past practice of reporting these amounts as an adjustment in arriving at consolidated net income. SFAS 160 requires a parent to recognize a gain or loss in net income when a subsidiary is deconsolidated and requires the parent to attribute to noncontrolling interests their share of losses even if such attribution results in a deficit noncontrolling interests balance within the parent’s equity accounts. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and requires retroactive application of the presentation and disclosure requirements for all periods presented. Early adoption is not permitted. Management does not believe that the adoption will have a material impact on the Group’s consolidated results of operations or financial position.

In February 2008, the FASB issued FASB Staff Position, or FSP, No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 and FSP No. 157-2, Effective Date of FASB Statement No. 157, which collectively remove certain leasing transactions from the scope of SFAS 157 and partially delay the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities. In October 2008, the FASB issued FSP SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, which clarifies the application of SFAS No. 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. The adoption of FSP No. 157-1, FSP No. 157-2 and FSP No. 157-3 has no material impact on our consolidated results of operations and financial condition.

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

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15 and 15d-15 of the Securities Exchange Act of 1934. Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was not effective as of December 31, 2008 due to the existence of a material weakness, as described below.

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

Management identified a material weakness relating to the Company not having sufficient experienced personnel with the requisite technical skills and working knowledge of the application of U.S. GAAP related to revenue recognition under percentage of completion, deferred income taxes, the financial statement close process and the assessment of our compliance with certain debt covenants. This was exacerbated by high turnover of junior and senior level finance and accounting personnel, including the Chief Financial Officer, during 2008.

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

Deferred income taxes

Due to our lack of skilled accounting personnel with the requisite knowledge of accounting for income taxes, our independent auditors, Ernst & Young Hua Ming, identified certain deferred tax audit adjustments which are discussed in more detail below.

Financial statement close and reporting process

We maintain our primary accounting books and records under PRC GAAP, and we prepare our consolidated financial statements under U.S. GAAP through the use of memorandum entries. As described in more detail below, our fiscal 2008 financial reporting close process was ineffective: (i) in detecting certain items that needed to be accounted for, (ii) in preventing amounts from being incorrectly reflected in our statement of cash flows and (iii) in making certain critical financial statement disclosures.

(i)	It was determined that we made an incomplete assessment of whether certain deferred tax assets amounting to approximately US$11.7 million required a valuation allowance as of December 31, 2008, and as such we were required to record an audit adjustment reducing this amount to zero because we concluded the future utilization was uncertain.

(ii)	Our auditors identified several items in the consolidated cash flow statement that were not classified and presented in a manner consistent with the requirements of the applicable accounting standards, specifically related to our interests in an equity investee and foreign currency translations. Accordingly, we corrected the cash flow statement to conform to the classification and presentation requirements of SFAS 95, Statement of Cash Flows.

(iii)	Our auditors also identified that there were a number of missing required footnote disclosures related to new accounting pronouncements (SFAS 157, Fair Value Measurements) and footnote disclosures that were inaccurate (specifically surrounding FAS 109, Income Taxes and FIN 48, Accounting for Uncertainties in Income Taxes and Convertible Subordinated Notes).

Assessment of our compliance with certain financial covenants

Subsequent to our filing of our consolidated financial statements in our annual report on Form 20-F, we became aware that we had not properly calculated certain financial covenant ratios in the indentures for our floating rate notes and convertible notes, due to misinterpretations of certain definitions in the indentures. On August 21, 2009, we obtained waivers from the requisite number of note holders under both indentures for any and all defaults that may have occurred at any time from non-compliance with the indentures as a result of the miscalculations. As a result of the component of the material weakness relating to the evaluation of debt, we restated our balance sheet as of December 31, 2008 to reclassify the carrying amount of the floating rate notes and convertible notes from non-current liabilities to current liabilities. See Note 22 to our consolidated financial statements.

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness relating to the Company not having sufficient experienced personnel with the requisite technical skills and working knowledge of the application of U.S. generally accepted accounting principles relating to revenue recognition under percentage of completion, deferred income taxes, the financial statement close and reporting process and the evaluation of debt covenants relating to long-term debt. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 consolidated financial statements, and this report does not affect our report dated September 25, 2009, on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

/s/ Ernst & Young Hua Ming
Ernst & Young Hua Ming
Shanghai, The People’s Republic of China

September 25, 2009

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

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Xinyuan Real Estate Co., Ltd. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

2.1	Indenture regarding the guaranteed senior secured floating rate notes due 2010, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

2.2*	Indenture Supplement No. 1, dated August 21, 2009, to Indenture regarding the guaranteed senior secured floating rate notes due 2010, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee

2.3	Indenture regarding the 2% guaranteed convertible subordinate notes due 2012, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

2.4*	Indenture Supplement No. 1, dated August 21, 2009, to Indenture regarding 2% guaranteed convertible subordinate notes due 2012, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee

2.5*	Deposit Agreement, dated as of December 11, 2007, among Xinyuan Real Estate Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and holders of American Depositary Shares

4.1	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

Exhibit Number	Description of Document
4.2	2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.3	Form of Securities purchase agreement, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and purchaser (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.4	Warrant agreement, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd. and the Hong Kong and Shanghai Banking Corporation Limited (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.5	Equity registration right agreement, dated as of April 13, 2007, by and among Xinyuan Real Estate Co., Ltd., each of the holders of the Warrants and each of the holders of the Convertible Notes (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.6	Voting agreement, dated as of April 13, 2007, by and among Xinyuan Real Estate Co., Ltd., Drawbridge Global Macro Master Fund Ltd. and Mr. Yong Zhang and Ms. Yuyan Yang (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.7	Share exchange and assumption agreement, dated as of April 9, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd. and Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.8	Amended and Restated shareholders agreement, dated as of October 31, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd., Xinyuan Real Estate Co., Ltd. and, to the extent set forth herein, Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.9	Amended and restated warrant, dated as of August 28, 2007, between Xinyuan Real Estate Co., Ltd. and EI Fund II China, LLC (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.10	Amended and restated warrant, dated as of August 28, 2007, between Xinyuan Real Estate Co., Ltd. and Blue Ridge China Partners, L.P. (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.11	Burnham warrants holders letter agreement, dated April 9, 2007, among Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate, Ltd., Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.12	Credit agreement, dated as of December 7, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, and Xinyuan Real Estate, Ltd. (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.13	Share purchase agreement, dated as of November 18, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang and Xinyuan Real Estate, Ltd. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.14	Securities purchase agreement, dated as of August 22, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang and Xinyuan Real Estate, Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.15	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.16	Form of employment agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.17	Form of confidentiality and non-competition agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.18	English translation of the joint venture contract of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., dated August 20, 2005, among Henan Xinyuan Real Estate Co., Ltd., Zhengzhou General Construction Investment Company and Zhengzhou Jiantou Project Consulting Co., Ltd. (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.19	English translation of financial consulting services agreement, dated December 27, 2006, between Henan Xinyuan Real Estate Co., Ltd. and Beijing Runzheng Investment Consulting Co., Ltd. (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.20	(a) English translation of the share transfer agreement regarding Zhengzhou Mingyuan Landscape Engineering Co., Ltd., dated September 1, 2006, among Yong Zhang, Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Mingyuan Landscape Engineering Co., Ltd. (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

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

4.25	English translation of the share transfer agreement regarding Henan Wanzhong Real Estate Co., Ltd., dated March 16, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Henan Wanzhong Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

8.1*	Subsidiaries of Xinyuan Real Estate Co., Ltd.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Ernst & Young Hua Ming

*	Filed with this Amendment No. 1 to Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on its behalf.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chairman and Chief Executive Officer

Date: September 29, 2009

Xinyuan Real Estate Co., Ltd. and Subsidiaries

As of December 31, 2007 and 2008 and

For the years ended December 31, 2006, 2007 and 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Xinyuan Real Estate Co., Ltd.

We have audited the accompanying consolidated balance sheets of Xinyuan Real Estate Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As discussed in Note 22 to the consolidated financial statements, the accompanying consolidated balance sheet as of December 31, 2008 has been restated to correct the Company’s classification of its long-term debt.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission and our report dated September 25, 2009 expressed an adverse opinion thereon.

/s/  Ernst & Young Hua Ming

Shanghai, The People’s Republic of China

September 25, 2009

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2007 and 2008

(All amounts stated in US$, except for number of shares data)

		As at December 31
	Notes	2007	2008
		US$	US$ (restated)
ASSETS

Current assets

Cash and cash equivalents		309,315,082	135,658,720
Restricted cash		48,267,378	57,950,726
Accounts receivable		256,788	5,320,228
Other receivables		4,749,871	20,228,904
Other deposits and prepayments		12,863,915	28,989,209
Advances to suppliers		3,051,833	733,348
Real estate property development completed	3	4,917,068	327,925
Real estate property under development	3	379,143,053	520,495,906
Due from related parties	15	6,611,162	7,079,211
Due from employees	15	342,751	36,034
Other current assets		827,660	1,192,709

Total current assets		770,346,561	778,012,920

Real estate property under development	3	9,737,735	102,707,287
Real estate properties held for lease, net	4	6,811,050	14,850,787
Property and equipment, net	5	4,648,559	5,254,893
Other long-term investment	6	241,648	241,648
Interests in an equity investee	7	9,344,453	20,157,172
Deferred tax assets	12	—	6,829,489

Other assets		6,065,247	8,111,886

TOTAL ASSETS		807,195,253	936,166,082

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Accounts payable		45,490,300	89,031,888
Short-term bank loans	8	49,284,013	168,966,728
Customer deposits	11	25,260,770	14,251,714
Income tax payable		5,405,873	6,262,925
Deferred tax liabilities	12	7,531,929	21,512,739
Other payables and accrued liabilities	14	18,296,316	20,113,982
Payroll and welfare payable		3,104,775	2,210,779
Other long-term debt due within one year	10	—	95,638,869

Total current liabilities		154,373,976	417,989,624

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2007 and 2008

(All amounts stated in US$, except for number of shares data)

	Notes	As at December 31
		2007	2008
		US$	US$ (restated)
Long-term bank loans	9	137,858,336	105,006,877
Warrant liabilities	10	16,592,000	170,000
Deferred tax liabilities	12	4,776,138	—
Unrecognized tax benefits	12	11,924,773	12,744,813
Other long-term debt	10	91,770,908	—

Total liabilities		417,296,131	535,911,314

Commitments and contingencies	19

Shareholders equity
Common shares, US$0.0001 par value:
Authorized—500,000,000 shares Issued and outstanding—151,017,040 shares for 2008 (2007: 148,398,102 shares)	16	14,840	15,102
Additional paid-in capital		490,360,637	499,154,814
Statutory reserves		12,144,645	13,167,418
Accumulated deficit		(123,702,696)	(148,365,420)
Accumulated other comprehensive earnings		11,081,696	36,282,854

Total shareholders’ equity		389,899,122	400,254,768

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		807,195,253	936,166,082

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2006, 2007 and 2008

(All amounts stated in US$, except for number of shares data)

	Notes	Year ended December 31
		2006	2007	2008
		US$	US$	US$
Revenue:
Real estate sales, net of sales taxes of US$8,334,327 in 2006, US$18,010,122 in 2007 and US$21,317,160 in 2008, respectively		141,577,738	305,668,493	352,180,740
Real estate lease income		204,411	338,600	379,080
Other revenue		585,072	3,718,168	4,072,137

Total revenue		142,367,221	309,725,261	356,631,957

Cost of revenue:
Cost of real estate sales		(107,267,400)	(205,210,257)	(352,299,948)
Cost of real estate lease income		(442,020)	(654,626)	(582,510)
Other costs		(486,307)	(2,269,867)	(4,098,392)

Total cost of revenue		(108,195,727)	(208,134,750)	(356,980,850)

Gross profit/(loss)		34,171,494	101,590,511	(348,893)
Selling and distribution expenses		(2,996,226)	(10,514,723)	(13,578,240)
General and administrative expenses		(3,625,800)	(17,076,780)	(32,343,349)

Operating income/(loss)		27,549,468	73,999,008	(46,270,482)
Interest income		461,335	1,416,577	3,491,792
Interest expense		(727,041)	(3,204,011)	—
Exchange gains		—	3,082,842	3,603,164
Share of income (loss) in an equity investee	7	(446,086)	8,686,233	9,843,083
Change in fair value of warrant liabilities		—	(8,602,000)	16,422,000

Income/(loss) from operations before income taxes		26,837,676	75,378,649	(12,910,443)

Income taxes	12	(10,717,338)	(29,715,493)	(10,729,508)

Net income/(loss) before minority interest		16,120,338	45,663,156	(23,639,951)
Minority interest		2,572	—	—

Net Income/(Loss)		16,122,910	45,663,156	(23,639,951)
Accretion of Series A convertible redeemable Preference shares		(942,301)	(2,739,383)	—
Deemed dividend	16	—	(182,228,622)	—

Net income (loss) attributable to ordinary shareholders		15,180,609	(139,304,849)	(23,639,951)

Earnings/(loss) per share:
Basic	17	0.21	(1.28)	(0.16)
Diluted	17	0.21	(1.28)	(0.16)

Shares used in computation:
Basic	17	72,694,467	108,690,267	149,149,309
Diluted	17	72,694,467	108,690,267	149,149,309

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

For the years ended December 31, 2006, 2007 and 2008

(All amounts stated in US$, except for number of shares data)

	Number of Shares	Common Shares	Additional Paid-in Capital	Statutory Reserves	Comprehensive Income	Retained Earnings / (Accumulated Deficit)	Accumulated Other Comprehensive Earnings	Total
		US$	US$	US$	US$	US$	US$	US$
BALANCE AT JANUARY 1, 2006	60,000,000	6,000	2,657,445	3,703,840	—	10,338,810	293,654	16,999,749
Issuance of Burnham warrants	—	—	55,595	—	—	—	—	55,595
Issuance of common shares	15,704,379	1,570	14,551,415	—	—	—	—	14,552,985
Foreign currency translation gain	—	—	—	—	1,270,444	—	1,270,444	1,270,444
Net income	—	—	—	—	16,122,910	16,122,910	—	16,122,910
Distribution paid to shareholders						(1,476,461)		(1,476,461)
Accretion of Series A convertible redeemable preference shares						(942,301)		(942,301)
Appropriation of statutory reserves	—	—	—	363,014	—	(363,014)	—	—

BALANCE AT DECEMBER 31, 2006	75,704,379	7,570	17,264,455	4,066,854	17,393,354	23,679,944	1,564,098	46,582,921

Issuance of common stock upon IPO	40,250,000	4,025	260,999,489	—	—	—	—	261,003,514
Conversion of Series A redeemable convertible redeemable preference shares	30,805,400	3,081	207,238,645	—	—	—	—	207,241,890
Conversion of Burnham warrants	1,638,323	164	—	—	—	—	—	—
Foreign currency translation gain	—	—	—	—	9,517,598	—	9,517,598	9,517,598
Stock-based compensation expenses	—	—	4,858,048	—	—	—	—	4,858,048
Net income	—	—	—	—	45,663,156	45,663,156	—	45,663,156
Accretion of Series A convertible redeemable preference shares	—	—	—	—	—	(2,739,383)	—	(2,739,383)
Appropriation of statutory reserves	—	—	—	8,077,791	—	(8,077,791)	—	—
Deemed dividend	—	—	—	—	—	(182,228,622)	—	(182,228,622)

BALANCE AT DECEMBER 31, 2007	148,398,102	14,840	490,360,637	12,144,645	55,180,754	(123,702,696)	11,081,696	389,899,122

Exercise of share option	2,618,938	262	217,881	—	—	—	—	218,143
Foreign currency translation gain	—	—	—	—	25,201,158	—	25,201,158	25,201,158
Stock-based compensation expenses	—	—	8,576,296	—	—	—	—	8,576,296
Net loss	—	—	—	—	(23,639,951)	(23,639,951)	—	(23,639,951)
Appropriation of statutory reserves	—	—	—	1,022,773	—	(1,022,773)	—	—

BALANCE AT DECEMBER 31, 2008	151,017,040	15,102	499,154,814	13,167,418	1,561,207	(148,365,420)	36,282,854	400,254,768

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

Henan Xinyuan Real Estate Co., Ltd (“Henan Xinyuan”) was incorporated on May 19, 1997 by Mr. Yong Zhang and his wife, Ms. Yuyan Yang (collectively, the “Zhang Family”) as a privately held company under the law of the People’s Republic of China (the “PRC” or “China”). Henan Xinyuan is principally engaged in the construction, development and sale of residential real estate units in Henan province of the PRC.

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

On August 25, 2006, Xinyuan issued 18,483,240 Series A convertible redeemable preference shares and one warrant to Blue Ridge China Partners, LP (“Blue Ridge China”) and 12,322,160 Series A convertible redeemable preference shares and one warrant to EI Fund II China, LLC (“Equity International”) for US$15 million and US$10 million, respectively. After the preference shares subscription, Blue Ridge China and Equity International collectively owned 34% voting rights in Xinyuan and obtained certain substantive participating rights as defined in Emerging Issues Task Force (“EITF”) No. 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights. Because of these substantive participating rights, the Zhang Family was no longer considered the controlling shareholder of Xinyuan starting August 25, 2006 for accounting purposes. These substantive participating rights had been carried over to the Company, until the IPO.

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

The Company adopted the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company has not adopted SFAS 157 for non financial assets and non financial liabilities, as these items are not recognized at fair value on a recurring basis.

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

SFAS No. 157 describes three main approaches to measuring the fair value of assets and liabilities: 1) market approach; 2) income approach and 3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

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

In accordance with SFAS No. 157, the Company measures its warrant liability at fair value. The derivative liability is classified as Level 2 because it is valued using models utilizing market observable inputs.

Liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement at December 31, 2008 using Significant Other Observable Inputs (Level 2)
Warrant Liability	US$	170,000
Total	US$	170,000

During 2008, the Company incurred a gain of US$16,422,000 resulting from the change in value. These gains are reported as a component of “Change in fair value of warrant liabilities” in the accompanying statement of operations.

(d) Foreign currency translation

The Group’s financial information is presented in US dollars. The functional currency of the Company is US dollars. The functional currency of the Company’s subsidiaries is Renminbi (“RMB”), the currency of the PRC. Transactions at the Company’s subsidiaries which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than that RMB are included in consolidated statements of operations as exchange gains. The consolidated financial statements of the Company’s subsidiaries have been translated into U.S. dollars in accordance with SFAS No. 52, Foreign Currency Translation. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

	December 31, 2007	December 31, 2008
Year end RMB: US$ exchange rate	7.3046	6.8346

Annual average RMB: US$ exchange rate	7.6079	6.9480

As of September 25, 2009, the RMB/US$ exchange rate was 6.8273.

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

In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, real estate property development completed and under development are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss shall be recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

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

(h) Revenue recognition

Real estate sales are reported in accordance with the provisions of SFAS No. 66, Accounting for Sales of Real Estate.

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

(q) Capitalized interest

The Group capitalizes interest as a component of building construction costs in accordance with SFAS No. 34, Capitalization of Interest Cost.

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

(t) Income taxes

The Group accounts for income tax using the balance sheet method. Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as unutilized net operating losses. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Group is able to realize their benefits, or that future utilization is uncertain. The Group assesses its need for valuation allowances by tax reporting unit by jurisdiction. Generally, each of the Company’s reportable operating segments is organized as a separate tax reporting unit in a single tax jurisdiction.

On January 1, 2007, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). There was no cumulative effect of the adoption of FIN 48 to beginning retained earnings. Interest and penalties arising from underpayment of income taxes shall be recognized according to the relevant tax law. The amount of interest expense to be recognized shall be computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with this Interpretation is classified in the consolidated financial statements as interest expense, while penalties recognized in accordance with this Interpretation are classified in the consolidated financial statements as other expenses. Please refer to Note (12), “Income Taxes” for additional information relating to the adoption of FIN 48 and its impact on the current period financial results.

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

Prior to the adoption of FIN 48, the Group applied SFAS No. 5, Accounting for Contingencies, to assess and provide for potential income tax exposures. In accordance with SFAS No. 5, the Group maintained reserves for tax contingencies based on reasonable estimates of the tax liabilities, interest, and penalties (if any) that may result from such audits. FIN 48 substantially changes the applicable accounting model and is likely to cause greater volatility in the income statements and effective tax rates as more items are recognized and/or derecognized discretely within income tax expense.

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

(x) Leases

In accordance with SFAS No. 13, Accounting for Leases, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

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

(z) Earnings per share

Earnings per share is calculated in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per share is computed by dividing net income attributable to holders of common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common shares issuable upon the conversion of the convertible, redeemable preference shares are included in both basic and diluted earnings per ordinary share computation as they are considered participating securities. Contingent exercise price resets are accounted for in a manner similar to contingently issuable shares.

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

As the warrant was over common shares, it had been recorded in additional paid in capital. In accordance with SFAS No. 123 (R), Share based payment and EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EIFT 96-18”), the Burnham Warrant was measured based on the fair value of services rendered.

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

This modification was deemed to be substantive and was treated as an extinguishment of the Series A convertible preference shares. Under EITF Topic D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock the Company recognized a dividend of approximately US$182.2 million to the Series A convertible preference shareholders, representing the difference between the fair value of the convertible preference shares immediately after modification and the carrying value of the Series A convertible preference shares immediately prior to modification. This deemed dividend to the Series A shareholders did not affect the Company’s net income or cash flows.

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

Given that the Convertible Note is debt in its legal form and is not a derivative in its entirety, it is not considered a financial instrument within the scope of SFAS No. 150 Accounting for Financial Instrument with Characteristics of Both Liabilities and Equity.

According to the terms of the Convertible Note, the Note bears interest at 2% per annum, but was subject to increase to 8% if a Qualifying IPO did not occur prior to October 15, 2009, from and including October 15, 2009 to maturity. Hence, the contingent interest was indexed to the Qualifying IPO, which was not considered clearly and closely related to the economic characteristics of the debt host. Accordingly, the contingent interest feature was considered an embedded derivative that has been bifurcated from the Convertible Note and valued separately. The contingent interest was initially recorded as a derivative liability associated with long-term debt at fair value of US$2,543,000. As the IPO was completed on December 12, 2007, the fair value at December 31, 2007 was zero, with the resulting change in fair value recognized in current earnings, net of amounts capitalized. The Company has evaluated and determined that there was no other embedded derivative requiring bifurcation from the Convertible Notes.

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

Given that the FRN are debt in its legal form, it has been classified as other long-term debt. According to EITF No. 00-19, Accounting for Derivative financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock (“EIFF 00-19”), the portion of the proceeds of debt securities issued with detachable stock purchase warrants that is allocable to the warrants are accounted for as a derivative liability associated with other long-term debt. The allocation is based on the relative fair value of the two securities at time of issuance. Any resulting discount or premium on the debt securities is accounted for as such.

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

(af) Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During 2008, six real estate development projects (Suzhou Colorful Garden, Shandong International City Garden, Suzhou Lake Family, Henan Finance Square, Hefei Wangjiang Garden and Shandong Elegant Scenery), which recognized gross profits in 2007, showed changes in their estimated gross profit margins. As of December 31, 2008, each of these projects has a percentage of completion at 50% or more. As these projects moved closer to completion during 2008, the Company adjusted its prior estimates related to selling prices and development costs. Specially, these projects experienced lower than estimated project costs resulting from elimination of contingencies and settlements with contractors. These were partially offset by the Suzhou Colorful Garden project where sales prices decreased from prior estimates and where the estimated completion date was pushed back resulting in higher estimated material input costs and capitalized interest. As a result of these changes in gross profit, net income, gross profit, and basic and diluted earnings per share in the years ended December 31, 2008 increased by US$3.3 million, US$4 million and US$0.02 per share and US$0.02 per share, respectively.

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

In December 2007, the FASB issued Statement of Financial Accounting Standards No.160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No.51, or SFAS 160. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in a consolidated entity which should be reported as equity in the parent’s consolidated financial statements. SFAS 160 requires a reconciliation of the beginning and ending balances of equity attributable to noncontrolling interests and disclosure, on the face of the consolidated income statement, of those amounts of consolidated net income attributable to the noncontrolling interests, eliminating the past practice of reporting these amounts as an adjustment in arriving at consolidated net income. SFAS 160 requires a parent to recognize a gain or loss in net income when a subsidiary is deconsolidated and requires the parent to attribute to noncontrolling interests their share of losses even if such attribution results in a deficit noncontrolling interests balance within the parent’s equity accounts. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and requires retroactive application of the presentation and disclosure requirements for all periods presented. Early adoption is not permitted. Management does not believe that the adoption will have a material impact on the Group’s consolidated results of operations or financial position.

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

As of December 31, 2008, minimum future rental income on non-cancellable leases, in aggregate and for each of the five succeeding fiscal years and thereafter, is as follows:

Year	Amount
US$
2009	430,628
2010	466,275
2011	464,131

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Year	Amount
US$
2012	461,698
2013	461,592
Thereafter	9,043,189

Total	11,327,513

5. Property and equipment, net

Property and equipment consisted of the following:

	December 31, 2007	December 31, 2008
	US$	US$
Buildings and improvements	3,320,956	3,056,497
Vehicles	1,577,787	2,094,067
Furniture and fixtures	894,906	1,747,638

Total	5,793,649	6,898,202

Accumulated depreciation	(1,145,090)	(1,643,309)

Property and equipment, net	4,648,559	5,254,893

Depreciation expense for the year ended December 31, 2008 amounted to US$498,219 (2006: US$180,460; 2007: US$538,676).

6. Other long-term investment

As of December 31, 2007 and 2008 other long-term investment consisted of the following:

Investee	Initial Cost	Ownership	December 31, 2007	December 31, 2008
	US$		US$	US$

Henan Lianhe Real Estate Co., Ltd.	241,648	1.85%	241,648	241,648

For the years ended December 31, 2006, 2007 and 2008 the Group recognized no investment loss or profit.

7. Interest in an equity investee

As of December 31, 2007 and 2008, interest in an equity investee consisted of the following:

Investee	Initial Cost	Ownership	Equity Accounted for
			December 31, 2007	December 31, 2008
	US$		US$	US$

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd.	569,296	45%	9,344,453	20,157,172

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

The weighted average interest rate on short-term bank loans as of December 31, 2008 was 7.54% (2007: 6.66%).

9. Long-term bank loans

Long-term bank loans as of December 31, 2007 and 2008 consisted of the following:

	December 31, 2007	December 31, 2008
	US$	US$
Loan from China Construction Bank,
Due January 3, 2009, at 6.93% per annum	3,970,101	—
Due May 13, 2009, at 6.57% per annum	6,845,002	—
Due June 12, 2009, at 6.41% per annum	24,642,006	—
Due June 12, 2009, at 6.41% per annum	2,669,551	—
Due September 22, 2010, at 8.38% per annum	—	1,463,143
Due September 22, 2010, at 8.07% per annum	—	2,926,287
Due September 22, 2010, at 7.76% per annum	—	4,389,430
Due September 22, 2010, at 7.76% per annum	—	4,389,431

	38,126,660	13,168,291

Loan from ICBC,
Due March 27, 2009, at 6.57% per annum	4,107,001	—
Due June 28, 2010, at 7.72% per annum	13,690,004	—
Due June 28, 2010, at 7.72% per annum	—	5,559,945
Due May 25, 2010, at 8.32% per annum	—	7,315,717
Due May 25, 2010, at 8.32% per annum	—	21,947,151
Due September 27, 2011, at 7.66% per annum	—	2,926,287
Due September 9, 2011, at 7.66% per annum	—	731,572
Due September 9, 2011, at 7.66% per annum	—	8,047,289
Due September 9, 2011, at 7.66% per annum	—	585,257

	17,797,005	47,113,218

Loan from Bank of China,
Due February 7, 2010, at 7.18% per annum	—	14,631,434
Due February 8, 2010, at 7.65% per annum	—	15,462,500

	—	30,093,934

Loan from China Merchants Bank,
Due September 29, 2009, at 7.47% per annum	20,535,005	—

	20,535,005	—

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	December 31, 2007	December 31, 2008
	US$	US$
Loan from China Agriculture Bank,
Due April 30, 2009, at 6.11% per annum	5,476,001	—
Due July 30, 2009, at 6.11% per annum	6,845,002	—
Due March 27, 2010, at 6.37% per annum	6,845,002	—
Due November 22, 2009, at 7.47% per annum	13,486,023	—
Due October 21, 2009, at 7.47% per annum	11,155,984	—
Due November 20, 2009, at 7.47% per annum	10,952,003	—
Due December 29, 2009, at 7.56% per annum	6,639,651	—
Due November 17, 2010, at 7.56% per annum	—	7,315,717
Due November 17, 2010, at 7.56% per annum	—	7,315,717

	61,399,666	14,631,434

Total long-term bank loans	137,858,336	105,006,877

As of December 31, 2008, the contractual maturities of these loans are as follows:

Year	Amount
US$
2010	92,716,472
2011	12,290,405

Total long-term bank loans	105,006,877

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

10. Other long-term debt and warrant liabilities

As of December 31, 2007 and 2008, other long -term debt consisted of the following:

	December 31, 2007	December 31, 2008
	US$	US$
		(restated)
Convertible subordinated notes due in April 12, 2012 at 2%	25,000,000	25,000,000
Senior floating rate notes due in April 12, 2010 at 6 month LIBOR plus 6.8%	75,000,000	75,000,000

Total principal of other long-term debt	100,000,000	100,000,000
Less: Unaccreted discount from embedded derivative and warrants	(10,514,193)	(6,285,604)
Accrued interest	2,285,101	1,924,473

Less: Portion due within one year	—	(95,638,869)

Total other long-term debt	91,770,908	—

As of December 31, 2007 and 2008, warrant liabilities consisted of the following:

	December 31, 2007	December 31, 2008
	US$	US$

Warrant on senior floating rate notes	16,592,000	170,000

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	December 31, 2007	December 31, 2008
	US$	US$

Total warrant liabilities	16,592,000	170,000

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

The holder shall have the right, at such holder’s option at any time prior to April 9, 2012 (the “Conversion Period”), to convert the principal amount of the Convertible Notes, or any portion of such principal amount which is a multiple of US$100,000, into fully paid and non-assessable common shares (as such shares shall then be constituted) at the conversion price in effect at such time. The holder of the Convertible Notes shall also have the right, at such holder’s option, on June 15, 2010 to demand that the Company repurchase the Convertible Notes, for cash, at a repurchase price of 120% of the principal amount, plus accrued and unpaid interest, unless the Company has called the notes for redemption due to a change in tax law or regulations. In the event of a change in tax laws, regulations or official interpretations thereof that would require the Company to pay additional amounts as specified in the indenture, the Company has the right, at its option, at any time prior to October 15, 2010, to repurchase the Convertible Notes for cash, at a repurchase price of 100% of the principal amount, plus accrued and unpaid interest or and any such additional amounts. The holders have a right, at their option, to demand that the Company repurchase the Convertible Notes, for cash, at a repurchase price of 100% of the principal amount, plus accrued and unpaid interest, upon the termination of the listing of the common shares on US national stock exchange or a fundamental change, including a merger, tender offer, or exchange offer, as a result of which the common shares represent the right to acquire, are converted into, or exchanged for any consideration or assets other than securities traded on a US national stock exchange.

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

The contingent interest feature was an embedded derivative in accordance with Financial Accounting Standards Board No. 133 Accounting for Derivative Instruments and Hedging Activities. Therefore, it is initially recorded as a derivative liability associated with long-term debt at fair value of US$2,543,000 and the fair value at December 31, 2007 became zero because the IPO in December 2007 invalidated the contingent interest feature embedded in the notes.

The Company has evaluated and determined that there was no other embedded derivative requiring bifurcation from the Convertible Notes under the requirements of SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). The conversion option is not considered a derivative for purposes of SFAS No. 133 in accordance with EITF No. 00-19, Accounting for Derivative financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock (“EITF 00-19”). The embedded contingent put, contingent call and the repurchase option did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the Convertible Notes.

The Convertible Notes are subject to various restrictive covenants, including restrictions on the Company’s ability to incur additional debt or guarantees, make restricted payments, payment of dividends or distributions on capital stock, repurchase of capital stock, payment of subordinated indebtedness, settlement of intercompany loans or advances, sales or transfers of properties or assets, sales of capital stock, enter into non-ordinary course business transactions, make investments, merge or consolidate with another company and engage in any business other than related businesses. At December 31, 2008, the Company was in non-compliance of certain covenants as they related to the subsidiary debt to tangible assets ratio and limitations on restricted payments. On August 21, 2009, the note holders granted the Company a waiver with respect to any and all defaults that may have occurred at any time directly or indirectly resulting from such non-compliance. Further, the note holders amended the related indentures such that under the amended covenants, the Company would have been in compliance as of December 31, 2008.

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

In connection with the FRN, a total of 750 units of warrants (“the Warrants”) were issued at the price of US$100,000 each. The Warrants entitle the holders to purchase 7,142 common shares at US$5.60 per share. The maturity date of the Warrants shall be the later of the expiration of three years from the issuance date and the expiration of six months following the qualifying IPO. The fair value of the Warrants was US$170,000 as of December 31, 2008 (2007:16,592,000). The fair value of the Warrants is evaluated quarterly using the Dividend Adjusted Black-Scholes option-pricing model that uses the assumptions noted below.

December 31, 2008
Average risk-free rate of return	0.21%
Expected term	1.28 years
Volatility rate	75.7%
Dividend yield	0%

The risk-free rate for periods within the expected life of the Warrants is based on the implied yield rates of China International Bond denominated in USD as of the valuation date. The expiration date of the Warrants is 3 years after the issue date. The expected life of the Warrants represents the period of time the granted warrants are expected to be outstanding. The Company has not paid dividends in the past nor does it expect to pay dividends in the foreseeable future. Because the Company lacks sufficient trading history, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar business. There was no change in the valuation methodology during 2008.

The embedded derivative associated with the FRN was initially recorded as a derivative liability associated with long-term debt at fair value of US$3,593,000 and the fair value at December 31, 2007 became zero because the IPO in December 2007 invalidated the contingent maturity redemption feature embedded in the FRN.

The FRN are subject to various restrictive covenants, including restrictions on the Company’s ability to incur additional debt or guarantees, make restricted payments, payment of dividends or distributions on capital stock, repurchase of capital stock, payment of subordinated indebtedness, settlement of intercompany loans or advances, sales or transfers of properties or assets, sales of capital stock, enter into non-ordinary course business transactions, make investments, merge or consolidate with another company and engage in any business other than related businesses. At December 31, 2008, the Company was in non-compliance of certain covenants as they related to the subsidiary debt to tangible assets ratio and limitations on restricted payments. On August 21, 2009, the note holders granted the Company a waiver with respect to any and all defaults that may have occurred at any time directly or indirectly resulting from such non-compliance. Further, the note holders amended the related indentures such that under the amended covenants, the Company would have been in compliance as of December 31, 2008.

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

The Group’s income tax expense differs from the tax expense computed by applying the statutory CIT rate of 33% for 2006 and 2007 and 25% for the year ended December 31, 2008, as follows:

	December 31,
	2006	2007	2008
	US$	US$	US$
CIT at rate of 33% for year ended 2006 and 2007, 25% for year ended 2008	8,856,433	24,874,954	(3,227,610)
Tax effect of change in income tax rate	—	(3,706,122)	—
Tax effect of non-deductible expenses	518,882	2,000,406	2,035,205
Tax effect of non-taxable income	—	(3,020,700)	(2,542,766)
LAT expense	2,003,020	5,736,446	4,911,980
CIT benefit of LAT	(660,997)	(1,893,027)	(1,227,995)
Allowance for deferred tax assets	—	—	11,482,870
International rate difference	—	5,723,536	(836,808)
Others	—	—	134,632

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	December 31,
	2006	2007	2008
	US$	US$	US$
Actual income tax expense	10,717,338	29,715,493	10,729,508

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

For the year ended December 31, 2008, the Group has made full provision for LAT with respect to properties sold up to December 31, 2008 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

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

Certain of the company’s PRC subsidiaries have PRC tax net operating loss carry forwards which will expire in the beginning of 2012, if unutilized.

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

As of December 31, 2008, we had deferred tax assets of approximately US$19.2 million from the impairment charge and negative gross profit. We recorded a valuation allowance amounting to US$9.2 million for the Suzhou International City Garden project. The tax reporting unit conducting the project also has two other projects, Suzhou Lake Family and Suzhou Colorful Garden, in the same tax jurisdiction. The Suzhou Lake Family and Suzhou Colorful Garden projects are both scheduled to be completed in 2009, while the Suzhou International City Garden’s completion date is scheduled for 2012. PRC tax rules and regulations do not allow for carry back of losses which would otherwise result in a temporary difference. Therefore, when ultimately recognized for tax purposes, the full tax effect of the impairment charge of approximately US$19.2 million associated with the Suzhou International City Garden project is not expected to be offset against the gross profits of the Suzhou Lake Family and Suzhou Colorful Garden projects. Accordingly, we recorded a valuation allowance for the temporary difference of approximately US$9.2 million as of December 31, 2008.

The remaining valuation allowance as of December 31, 2008 relates to the deferred tax assets arising from accruals, advertisement expenses and accumulated tax losses amounting to approximately US$2.5 million recognized at our wholly foreign owned entity, Xinyuan Real Estate (China) Development Co., Ltd. (“WFOE”), which is included in the Henan reportable segment. Based on our cash flow projections, the WFOE will not generate sufficient future taxable income to realize the deferred tax assets. Therefore, we provided for a full valuation allowance of approximately US$2.5 million as of December 31, 2008.

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

(ix) As at December 31, 2008, 370,832 options were exercised at $0.8115 per share under the Plan and 2,248,106 options were exercised at $0.0001 per share under the Plan.

17. Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	Year ended December 31,
	2006	2007	2008
	US$	US$	US$
Numerator:
Net income/(loss)	16,122,910	45,663,156	(23,639,951)
Accretion of Series A convertible redeemable preference shares	(942,301)	(2,739,383)	—
Deemed dividend	—	(182,228,622)	—

Net income/(loss) attributable to ordinary shareholders-basic	15,180,609	(139,304,849)	(23,639,951)

Net income/(loss) attributable to ordinary shareholders – diluted	15,180,609	(139,304,849)	(23,639,951)

Denominator:
Number of shares outstanding, opening	60,000,000	75,704,379	148,398,102
Weighted average number of shares Issued	1,807,079	—	751,207
Weighted average number of shares issued at IPO	—	2,095,205	—

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Year ended December 31,
	2006	2007	2008
	US$	US$	US$
Burnham warrant	—	85,283	—

Convertible redeemable preference shares	10,887,388	30,805,400	—

Number of shares outstanding—basic and diluted	72,694,467	108,690,267	149,149,309

Basic and diluted earnings/(loss) per share	0.21	(1.28)	(0.16)

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

No single customer accounted for more than 10% of net sales for the years ended December 31, 2006, 2007 and 2008.

Summary information by operating segment is as follows:

December 31, 2006	Henan	Shandong	Jiangsu	Anhui	Others	Consolidated
	US$	US$	US$	US$	US$	US$
Net real estate sales	141,577,738	—	—	—	—	141,577,738

Real estate lease income	204,411	—	—	—	—	204,411

Other revenue	44,440	8,332	515	685	531,100	585,072

Revenue from external customers	141,826,589	8,332	515	685	531,100	142,367,221
Cost of real estate sales	(107,267,400)	—	—	—	—	(107,267,400)
Cost of real estate lease income	(442,020)	—	—	—	—	(442,020)
Other cost	—	—	—	—	(486,307)	(486,307)

Total cost of revenue	(107,709,420)	—	—	—	(486,307)	(108,195,727)
Gross profit	34,117,169	8,332	515	685	44,793	34,171,494
Operating expenses	(5,355,273)	(589,632)	(38,318)	(35,420)	(603,383)	(6,622,026)

Operating income/(loss)	28,761,896	(581,300)	(37,803)	(34,735)	(558,590)	27,549,468
Interest income	461,335	—	—	—	—	461,335

Interest expense	(727,041)	—	—	—	—	(727,041)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

December 31, 2006	Henan	Shandong	Jiangsu	Anhui	Others	Consolidated
	US$	US$	US$	US$	US$	US$
Share of loss in an equity investee	(446,086)	—	—	—	—	(446,086)

Income/(loss) before income taxes	28,050,104	(581,300)	(37,803)	(34,735)	(558,590)	26,837,676
Income tax expense	(10,783,088)	—	—	—	65,750	(10,717,338)

Net income/(loss) before minority interest	17,267,016	(581,300)	(37,803)	(34,735)	(492,840)	16,120,338

Depreciation and amortization	603,279	10,741	—	—	120,401	734,421
Capital expenditure	1,178,931	155,928	83,176	103,266	19,573	1,540,874
Real estate property development completed	4,454,045	—	—	—	—	4,454,045
Real estate property under development (current)	3,461,598	37,892,321	35,977,718	10,287,628	—	87,619,265
Real estate property under development (non-current)	19,184,534	—	—	—	—	19,184,534
Real estate property held for lease	5,540,542	—	—	—	—	5,540,542
Total long-lived assets	28,074,589	150,665	105,427	84,916	2,114,639	30,530,236
Total assets	88,023,519	60,066,158	36,228,682	10,575,543	10,061,870	204,955,772

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

December 31, 2007	Henan	Shandong	Jiangsu	Anhui	Sichuan	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	98,022,901	77,844,629	98,144,397	31,656,566	—	—	305,668,493
Real estate lease income	338,600	—	—	—	—	—	338,600
Other revenue	93,496	17,985	5,599	13,185	41,551	3,546,352	3,718,168

Total revenue	98,454,997	77,862,614	98,149,996	31,669,751	41,551	3,546,352	309,725,261
Cost of real estate sales	(49,714,620)	(63,995,477)	(67,699,890)	(23,772,469)	—	(27,801.0)	(205,210,257)
Cost of real estate lease income	(654,626)	—	—	—	—	—	(654,626)
Other costs	—	—	—	—	—	(2,269,867)	(2,269,867)

Total cost of revenue	(50,369,246)	(63,995,477)	(67,699,890)	(23,772,469)	—	(2,297,668)	(208,134,750)
Gross profit	48,085,751	13,867,137	30,450,106	7,897,282	41,551	1,248,684	101,590,511
Operating expenses	(10,059,497)	(3,371,156)	(4,818,048)	(2,032,595)	(1,543,534)	(5,766,673)	(27,591,503)

Operating income/(loss)	38,026,254	10,495,981	25,632,058	5,864,687	(1,501,983)	(4,517,989)	73,999,008
Interest income	855,942	112,083	358,189	39,210	21,268	29,885	1,416,577
Interest expense	(411,246)	(681,895)	—	(447,021)	—	(1,663,849)	(3,204,011)
Exchange gains	3,082,842	—	—	—	—	—	3,082,842
Income from change in FV of warrant liability	—	—	—	—	—	(8,602,000)	(8,602,000)
Share of income in an entity	8,686,233	—	—	—	—	—	8,686,233

Income/(loss) before income taxes	50,240,025	9,926,169	25,990,247	5,456,876	(1,480,715)	(14,753,953)	75,378,649
Income tax expense	(17,133,590)	(3,381,321)	(7,245,853)	(1,556,332)	337,215	(735,612)	(29,715,493)

Net income/(loss) before minority interest	33,106,435	6,544,848	18,744,394	3,900,544	(1,143,500)	(15,489,565)	45,663,156

Depreciation and amortization	678,093	49,849	48,251	29,347	38,709	981,729	1,825,978
Capital expenditure	1,732,975	169,541	229,641	86,444	247,335	123,816	2,589,752
Real estate property development completed	1,595,915	3,321,153	––	––	––	––	4,917,068
Real estate property under development (current)	128,006,180	57,010,696	126,667,233	811,212	66,647,732	––	379,143,053
Real estate property under development (non-current)	––	9,737,735	––	––	––	––	9,737,735
Real estate property held for lease	6,811,050	––	––	––	––	––	6,811,050
Total long-lived assets	20,047,597	624,512	340,877	152,573	9,979,717	5,703,416	36,848,692
Total assets	193,350,607	100,171,868	168,343,242	11,745,490	71,050,051	262,533,995	807,195,253

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

December 31, 2008	Henan	Shandong	Jiangsu	Anhui	Sichuan	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	52,756,868	123,469,248	128,269,066	43,610,192	4,075,366	—	352,180,740
Real estate lease income	378,912	168	—	—	—	—	379,080
Other revenue	581,349	73,574	172,540	32,272	3,076	3,209,326	4,072,137

Total revenue	53,717,129	123,542,990	128,441,606	43,642,464	4,078,442	3,209,326	356,631,957
Cost of real estate sales	(42,595,952)	(99,297,613)	(176,613,712)	(30,493,866)	(3,298,805)	—	(352,299,948)
Cost of real estate lease income	(394,783)	(715)	—	—	—	—	(395,498)
Other costs	(364,637)	(5,163)	(81,796)	(4,452)	(517,617)	(3,124,727)	(4,098,392)

Total cost of revenue	(43,542,384)	(99,303,491)	(176,695,508)	(30,498,318)	(3,816,422)	(3,124,727)	(356,980,850)
Gross profit/(loss)	10,174,745	24,239,499	(48,253,902)	13,144,146	262,020	84,599	(348,893)
Operating expenses	(15,478,312)	(4,323,095)	(8,654,887)	(1,381,034)	(3,767,369)	(12,316,892)	(45,921,589)

Operating income/(loss)	(5,303,567)	19,916,404	(56,908,789)	11,763,112	(3,505,349)	(12,232,293)	(46,270,482)
Interest income	1,104,243	168,571	527,180	45,944	167,398	1,478,456	3,491,792
Interest expense	—	—	—	—	—	—	—
Exchange gains	3,603,164	—	—	—	—	—	3,603,164
Income from change in FV of warrant liability	—	—	—	—	—	16,422,000	16,422,000
Share of income/(loss) in an entity	10,229,475	—	—	—	—	(386,392)	9,843,083
Income/(loss) before income taxes	9,633,316	20,084,975	(56,381,609)	11,809,056	(3,337,951)	5,281,771	(12,910,443)
Income tax expense	(3,596,479)	(5,320,316)	2,880,416	(2,797,717)	724,771	(2,620,183)	(10,729,508)

Net income/(loss) before minority interest	6,036,836	14,764,659	(53,501,193)	9,011,339	(2,613,180)	2,661,588	(23,639,951)

Depreciation and amortization	979,784	300,262	241,733	42,084	194,700	636,388	2,394,951
Capital expenditure	395,549	1,920,232	6,460,196	9,029	78,403	140,146	9,003,555
Real estate property development completed	281,907	46,018	—	—	—	—	327,925
Real estate property under development (current)	79,586,295	26,144,986	323,611,183	229,045	76,171,064	14,753,333	520,495,906
Real estate property under development (non-current)	45,666,905	—	—	—	57,040,382	—	102,707,287
Real estate property held for lease	6,858,892	1,887,694	6,104,201	—	—	—	14,850,787
Total long-lived assets	75,752,988	2,174,833	18,177,885	129,463	59,060,708	2,857,285	158,153,162
Total assets	424,149,339	104,485,745	155,570,446	42,259,379	95,554,258	114,146,915	936,166,082

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Balance Sheet

	Year ended December 31
	2007	2008
	US$	US$
		(restated)
ASSETS

Current assets
Cash and cash equivalents	244,882,355	303,069
Other receivable	2,835,000	225
Due from a subsidiary	122,906,128	365,734,948

Total current assets	370,623,483	366,038,242
Other assets	3,831,867	2,785,351
Investments in subsidiaries	127,168,512	129,058,447

TOTAL ASSETS	501,623,862	497,882,040

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Income tax payable	375,087	787,829
Other tax payable	—	379,366
Due to a subsidiary	5,133	—

Other payable and accrued liabilities	2,981,612	651,208
Other long-term debt due within one year	—	95,638,869

Total current liabilities	3,361,832	97,457,272

Derivative liabilities associated with long term debt and preferred shares	16,592,000	170,000
Other long-term debt	91,770,908	—

Total liabilities	111,724,740	97,627,272

Shareholders’ equity
Common shares, $0.0001 par value:
Authorized—500,000,000 shares, Issued and outstanding—151,017,040 shares	14,840	15,102
Additional paid-in capital	490,360,637	499,154,814
Accumulated loss	(100,476,355)	(98,915,148)

Total shareholders’ equity	389,899,122	400,254,768

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	501,623,862	497,882,040

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Statement of Operations

	Year ended December 31
	2006	2007	2008
	US$	US$	US$
Sales tax	—	—	(379,366)

Selling and distribution expenses	—	(115,129)	—
General and administrative expenses	(72,440)	(2,787,506)	(9,951,902)

Operating loss	(72,440)	(2,902,635)	(10,331,268)
Interest expenses	—	(1,516,070)	(6,682,929)
Interest income	—	—	1,437,688
Income/(loss) from change in FV of warrant liability	—	(8,602,000)	16,422,000
Equity in profit/(loss) of subsidiaries, net	16,195,350	59,058,948	(23,697,613)

Income/(loss) from operations before income taxes	16,122,910	46,038,243	(22,852,122)
Income taxes	—	(375,087)	(787,829)

Net income/(loss)	16,122,910	45,663,156	(23,639,951)
Accretion of Series A convertible redeemable preference shares	(942,301)	(2,739,383)	—
Deemed dividend	—	(182,228,622)	—

Net income/(loss) attributable to ordinary shareholders	15,180,609	(139,304,850)	(23,639,951)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Statement of cash flows

	Year ended December 31
	2006	2007	2008
	US$	US$	US$
Cash flows from operating activities:
Net income/(loss)	16,122,910	45,663,156	(23,639,951)
Adjustment to reconcile net income to net cash provided by operating activities:
Equity in profit/(loss) of subsidiaries, net	(16,195,350)	(59,058,948)	23,697,613
Depreciation and amortization	—	1,112,303	1,666,264
Accretion of long-term debt	—	1,715,721	4,228,588
Changes in fair value of warrants and embedded derivatives	—	8,602,000	(16,422,000)
Changes in fair value of embedded derivatives, net of amount capitalized	—	(3,531,817)	—
Stock based compensation expense	—	4,545,968	8,189,903
Changes in operating assets and liabilities:	—
Other receivables	—	—	2,835,037
Other assets	—	—	(619,747)
Due from a subsidiary	(6,000)	(113,121,068)	(242,833,953)
Due to a subsidiary	953,812	5,133	—
Income tax payable	—	375,087	412,742
Other tax payable	—	—	379,366
Other payable and accrued liabilities	—	300,000	(2,330,403)
Accrued interest	—	2,285,101	(360,626)
Compensation charge of IPO expense	—	(1,948,466)	—

Net cash used in operating activities	875,372	(113,055,830)	(244,797,167)

Cash flows from investing activities:
Investment in a subsidiary	(72,000,000)	—	—

Net cash used in investing activities	(72,000,000)	—	—

Cash flows from financing activities:
Net proceeds from IPO	(71,606,405)	262,882,355	—
Issuance cost of debt	—	(4,944,170)	—
Proceeds from other long-term debts	—	100,000,000	—
Proceeds from issuance of common shares	—	—	217,881

Net cash provided by financing activities	71,606,405	357,938,185	217,881

Net increase in cash and cash equivalents	481,777	244,882,355	(244,579,286)
Cash and cash equivalents, at the beginning of the year	—	—	244,882,355

Cash and cash equivalents, at end of the period	481,777	244,882,355	303,069

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

The subsidiaries and equity investee did not pay any dividends to the Company for the periods presented.

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

22. Restatement

Subsequent to the initial filing on June 26, 2009 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, management became aware that the Company was not in compliance with certain covenants as stipulated in the FRN and Convertible Note indentures due to misinterpreting certain definitions within the indentures. The Company determined that it was in default of its subsidiary debt to total tangible assets ratio as of December 31, 2008. The Company’s subsidiary debt to total tangible assets ratio was 0.29, which exceeded the limit of 0.25 as required under the indentures. Further, its interest coverage ratio was 3.8x. Since the interest coverage ratio was below 4.0x, the Company should not have made mortgage guarantees in amounts in excess of 25% of its tangible assets, but had exceeded these thresholds as of December 31, 2008.

On August 21, 2009 the holders of these notes provided the Company with notice of their intent to waive the default under the covenants. Further, on the same day the holders approved amendments to the covenants included in the indentures to bring the Company into compliance with the amended covenants.

Despite obtaining the waivers and amendments to the indentures, such remedies to non-compliance were not obtained prior to the issuance of the Company’s financial statements. Thus the debt was technically in default and should have been classified as a component of current liabilities as of December 31, 2008.

The Company restated its balance sheet as of December 31, 2008 to reclassify the carrying amount outstanding under both indentures totaling US$95,638,869, from non-current liabilities to current liabilities. The following table shows the previously reported, restatement adjustment and restated amounts for those line items in the Company’s consolidated balance sheet as of December 31, 2008 which were affected by the restatement.

	As of December 31, 2008
Balance sheet line items	Previously reported	Restatement adjustments	As restated
	US$	US$	US$

Other long-term debt due within one year	—	95,638,869	95,638,869
Total current liabilities	322,350,755	95,638,869	417,989,624

Other long-term debt	95,638,869	(95,638,869)	—
Total liabilities	535,911,314	—	535,911,314

The restatement had no effect on the Company’s consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2008. The restatement also had no effect on the consolidated balance sheet as of December 31, 2007.

23. Subsequent Event

On September 25, 2009, the Company, through its indirect wholly owned subsidiary Henan Xinyuan entered into an agreement with Zhengzhou General Construction Investment Co., Ltd. and Zhengzhou Jiantou Engineering Co., Ltd. (collectively known as the “Sellers”) to purchase from the Sellers their 55 percent equity interest in Jiantou Xinyuan not currently owned by the Company. The purchase price for the 55 percent interest is US$4.2 million. As part of the transaction, Jiantou Xinyuan will make distributions of US$26.6 million to the Sellers and US$21.8 million to Henan Xinyuan prior to the completion of the transaction. The closing of the transaction is subject to customary closing conditions, including the Sellers completing the listing process and obtaining the requisite governmental approvals from the competent administrative authority for state-owned assets.

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
June 26, 2009, except for Note 12, as to which the date is September 25, 2009

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

The consolidated financial statements of Jiantou Xinyuan’s subsidiary have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation “. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

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

ZHENGZHOU JIANTOU XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Jiantou Group did not have any statutory taxable income for the year ended December 31, 2008. Accordingly, the Company did not recognize any unrecognized tax benefits or any associated receivable or payable as of December 31, 2008.

(e) The impact of the New Corporate Income Tax Law

During the 5 th Session of the 10th National People’s Congress, which was concluded on March 16, 2007, the PRC Corporate Income Tax Law (“the New Corporate Income Tax Law”) was approved and became effective on January 1, 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25% and a withholding tax on dividend distributions up to a rate of 20%. As a result of the new law, the Jiantou Group remeasured its deferred tax items anticipated to reverse in 2008 and later years at the new 25% tax rate at the year end of 2007. The impact of this remeasurement is reflected as a reduction of income tax expense of US$1,538,851 as of December 31, 2007.

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

According to the Shareholder Agreement signed on August 20, 2005, the full interest in Jianxin Zijin Garden was retained by the contributing shareholders. All profits and losses generated by Jianxin Zijin Garden project are shared by Construction Investment Company and Jiantou Project Consulting. Henan Xinyuan has no interest in this project.

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

12. Subsequent Event

On September 25, 2009, the owners of Jiantou Xinyuan entered into an agreement whereby Henan Xinyuan will purchase from Construction Investment Company and Jiantou Project Consulting (collectively known as the “Sellers”) the 55 percent interest in Jiantou Xinyuan not currently owned by Henan Xinyuan. The purchase price for the 55 percent interest is US$4.2 million. As part of the transaction, Jiantou Xinyuan will make distributions of US$26.6 million to the Sellers and US$21.8 million to Henan Xinyuan prior to completion of the transaction. The closing of the transaction is subject to customary closing conditions, including the Sellers completing the listing process and obtaining the requisite governmental approvals from the competent administrative authority for state-owned assets.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

2.1	Indenture regarding the guaranteed senior secured floating rate notes due 2010, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

2.2*	Indenture Supplement No. 1, dated August 21, 2009, to Indenture regarding the guaranteed senior secured floating rate notes due 2010, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee

2.3	Indenture regarding the 2% guaranteed convertible subordinate notes due 2012, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

2.4*	Indenture Supplement No. 1, dated August 21, 2009, to Indenture regarding 2% guaranteed convertible subordinate notes due 2012, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee

2.5*	Deposit Agreement, dated as of December 11, 2007, among Xinyuan Real Estate Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and holders of American Depositary Shares

4.1	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.2	2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.3	Form of Securities purchase agreement, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and purchaser (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.4	Warrant agreement, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd. and the Hong Kong and Shanghai Banking Corporation Limited (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.5	Equity registration right agreement, dated as of April 13, 2007, by and among Xinyuan Real Estate Co., Ltd., each of the holders of the Warrants and each of the holders of the Convertible Notes (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.6	Voting agreement, dated as of April 13, 2007, by and among Xinyuan Real Estate Co., Ltd., Drawbridge Global Macro Master Fund Ltd. and Mr. Yong Zhang and Ms. Yuyan Yang (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.7	Share exchange and assumption agreement, dated as of April 9, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd. and Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.8	Amended and Restated shareholders agreement, dated as of October 31, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd., Xinyuan Real Estate Co., Ltd. and, to the extent set forth herein, Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.9	Amended and restated warrant, dated as of August 28, 2007, between Xinyuan Real Estate Co., Ltd. and EI Fund II China, LLC (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.10	Amended and restated warrant, dated as of August 28, 2007, between Xinyuan Real Estate Co., Ltd. and Blue Ridge China Partners, L.P. (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

Exhibit Number	Description of Document
4.11	Burnham warrants holders letter agreement, dated April 9, 2007, among Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate, Ltd., Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.12	Credit agreement, dated as of December 7, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, and Xinyuan Real Estate, Ltd. (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.13	Share purchase agreement, dated as of November 18, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang and Xinyuan Real Estate, Ltd. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.14	Securities purchase agreement, dated as of August 22, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang and Xinyuan Real Estate, Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.15	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.16	Form of employment agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.17	Form of confidentiality and non-competition agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.18	English translation of the joint venture contract of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., dated August 20, 2005, among Henan Xinyuan Real Estate Co., Ltd., Zhengzhou General Construction Investment Company and Zhengzhou Jiantou Project Consulting Co., Ltd. (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.19	English translation of financial consulting services agreement, dated December 27, 2006, between Henan Xinyuan Real Estate Co., Ltd. and Beijing Runzheng Investment Consulting Co., Ltd. (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.20	(a) English translation of the share transfer agreement regarding Zhengzhou Mingyuan Landscape Engineering Co., Ltd., dated September 1, 2006, among Yong Zhang, Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Mingyuan Landscape Engineering Co., Ltd. (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

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

4.22	English translation of the share transfer agreement regarding Henan Xinyuan Real Estate Agency Co., Ltd., dated September 1, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Henan Xinyuan Real Estate Agency Co., Ltd. (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

Exhibit Number	Description of Document
4.23	(a) English translation of the share transfer agreement regarding Henan Xinyuan Property Management Co., Ltd., dated September 1, 2006, among Yong Zhang, Henan Xinyuan Real Estate Co., Ltd. and Henan Xinyuan Property Management Co., Ltd. (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

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

4.25	English translation of the share transfer agreement regarding Henan Wanzhong Real Estate Co., Ltd., dated March 16, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Henan Wanzhong Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

8.1*	Subsidiaries of Xinyuan Real Estate Co., Ltd.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Ernst & Young Hua Ming

*	Filed with this Amendment No. 1 to Annual Report on Form 20-F