Form 20-F
period 2009-12-31
Xinyuan Real Estate Co., Ltd.
filed 2010-03-31
CIK 1398453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2009.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 151,688,262 common shares, par value US$0.0001 per share, as of December 31, 2009.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

This Annual Report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009 and as of December 31, 2008 and 2009.

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

We completed an initial public offering, or IPO, of 20,125,000 ADSs, each representing two common shares, in December 2007. On December 12, 2007, we listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “XIN.” The closing price of our ADSs on the NYSE as of March 29, 2010 was $4.02 per ADS.

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

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. However, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements. Among the important factors to consider in evaluating our forward-looking statements are:

•	our ability to continue to implement our business model successfully;

•	our ability to secure adequate financing for our project development;

•	our ability to successfully sell or complete our property projects under construction and planning;

•	our ability to enter into new geographic markets and expand our operations;

•	our ability to maintain strict cost control;

•	the marketing and sales ability of our third-party sales agents;

•	our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations;

•	competition from other real estate developers;

•	the growth of the real estate industry in China, particularly Tier II cities;

•	fluctuations in general economic and business conditions in China;

•	fluctuations in interest rates in China; and

•	PRC laws, regulations and policies relating to real estate developers and the real estate industry in China.

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

This annual report may also contain third party data relating to the real estate industry in China that includes projections based on a number of assumptions. The real estate industry in China may not grow at the rates projected by market data, or at all. The failure of this market to grow at projected rates may have a material adverse effect on our business and the market price of our ADSs. Furthermore, if one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward looking statements.

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

A. Selected financial data

Our Selected Consolidated Financial Data

The following selected consolidated statement of operations and other financial data for the years ended December 31, 2005, 2006, 2007, 2008 and 2009, other than the earnings per ADS data, and the consolidated balance sheet data as of December 31, 2005, 2006, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements which are included elsewhere in this annual report on Form 20-F. Our audited consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except for changes in operating subsidiaries, our consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Years Ended December 31,
	2005	2006	2007	2008	2009
	US$	US$	US$	US$	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statements of Operations Data(1)
Total revenues	61,942	142,367	309,725	356,632	448,984
Total costs of revenues	(42,632)	(108,196)	(208,135)	(356,981)	(359,739)
Selling and distribution expenses	(2,175)	(2,996)	(10,515)	(13,578)	(11,443)
General and administrative expenses	(1,696)	(3,626)	(17,077)	(32,343)	(22,215)
Operating income/(loss)	15,439	27,549	73,998	(46,270)	55,587
Net income/(loss) before minority interest	9,548	16,120	45,663	(23,640)	42,419
Net income/(loss)	9,563	16,123	45,663	(23,640)	42,419
Accretion of Series A convertible redeemable Preference shares	—	(942)	(2,739)	—	—
Deemed dividend(2)	—	—	(182,229)	—	—
Net income (loss) attributable to ordinary shareholders(2)	9,563	15,181	(139,305)	(23,640)	42,419

Earnings (loss) per share
—Basic	0.16	0.21	(1.28)	(0.16)	0.28
—Diluted	0.16	0.21	(1.28)	(0.16)	0.26
Shares used in computation
—Basic	60,000,000	72,694,467	108,690,267	149,149,309	151,252,815
—Diluted	60,000,000	72,694,467	108,690,267	149,149,309	160,871,387
Earnings (loss) per ADS(3)
—Basic	0.32	0.42	(2.56)	(0.32)	0.56
—Diluted	0.32	0.42	(2.56)	(0.32)	0.52
Other Operating Data
Number of projects launched	2	3	6	3	—
Aggregate GFA delivered (m2)	161,717	370,105	513,878	519,100	1,591,132

The following table presents a summary of our consolidated balance sheet data as of December 31, 2005, 2006, 2007, 2008 and 2009:

	As of December 31,
	2005	2006	2007	2008	2009
	US$	US$	US$	US$	US$
	(in thousands)
Consolidated Balance Sheet Data(1)
Cash and cash equivalents	14,929	34,914	309,315	135,659	157,800
Restricted cash	5,385	32,011	48,267	57,951	40,240
Real estate property under development(4)	64,857	106,804	388,881	623,203	560,590
Total current assets	90,357	174,426	770,347	778,013	849,357
Total assets	108,702	204,956	807,195	936,166	881,782
Total current liabilities	82,228	118,840	154,374	417,990	369,098
Long-term bank loans	7,435	12,806	137,858	105,007	53,015
Preference shares	—	22,309	—	—	—
Capital stock	—	7,570	14,840	15,102	15,148

Total shareholders’ equity	17,000	46,583	389,899	400,255	446,912

(1)	Our financial information is first prepared in RMB and then translated into U.S. dollars for assets and liabilities, at the year-end exchange rate, and for revenues and expenses, at the yearly average exchange rate. The rates used are set forth in the table below. Capital accounts are translated at their historical exchange rates when the transactions occurred.

	As of and for the Year Ended December 31,
	2005	2006	2007	2008	2009
Period-end US$: RMB exchange rate	8.0702	7.8087	7.3046	6.8346	6.8282
Period average US$: RMB exchange rate	8.1734	7.9721	7.6079	6.9480	6.8311

As of March 20, 2010, the US$: RMB exchange rate was 6.8269.

(2)	On November 13, 2007, the holders of the Series A convertible redeemable preference shares, or Series A preference shares, agreed to waive the contingent conversion option. The modification was deemed to be substantive and was treated for accounting purpose as an extinguishment of the Series A preference shares. In connection with this, we recognized a dividend of approximately US$182.2 million to the Series A preference shareholders, representing the difference between the fair value of the convertible preference shares immediately after the modification and the carrying value of the preference shares immediately prior to the modification. This deemed dividend did not affect our net income or cash flows. However, it reduced the net income attributable to ordinary shareholders and retained earnings for the year ended December 31, 2007 by the amount of the dividend.
(3)	Earnings per ADS are calculated based on each ADS representing two common shares.
(4)	Includes real estate property under development recorded under current assets and non-current assets.

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

The following table sets forth, for each of the periods indicated, the low, average, high and period-end noon buying rates in New York City for cable transfers, in RMB per U.S. dollar. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of periodic reports or other information to be provided to you.

	Noon Buying Rate(1)
Period	Period End	Average(2)	Low	High
	(RMB Per US$1.00)
2005	8.0702	8.1826	8.0702	8.2765
2006	7.8041	7.9597	7.8041	8.0702
2007	7.2946	7.6058	7.2946	7.8127
2008	6.8225	6.9221	6.8225	7.2946
2009	6.8259	6.8307	6.8176	6.8470
September	6.8262	6.8277	6.8247	6.8303
October	6.8264	6.8267	6.8248	6.8292
November	6.8265	6.8271	6.8255	6.8300
December	6.8259	6.8275	6.8244	6.8299
2010
January	6.8268	6.8285	6.8258	6.8295
February	6.8258	6.8269	6.8258	6.8330
March (through March 26)	6.8269	6.8262	6.8254	6.8270

(1)	For December 2008 and prior periods, the noon buying rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For January 2009 and later periods, the noon buying rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated by averaging the exchange rates on the last business day of each month or the elapsed portion thereof during the relevant period. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Business

Our business is sensitive to the current global economic crisis. A severe or prolonged downturn in the global economy could materially and adversely affect our revenues and results of operations.

Recent global market and economic conditions have been unprecedented and challenging with tight credit conditions and recession in most major economies continuing into 2010. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for economic growth around the world. The grim economic outlook has negatively affected business and consumer confidence and contributed to volatility of unprecedented levels.

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

Historically, our business and operations have been concentrated in Zhengzhou. Since 2006, we have been expanding our residential property development operations into other Tier II cities, consisting of Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, and Suzhou, Kunshan and Xuzhou in Jiangsu Province. We plan to expand into other Tier II cities as suitable opportunities arise. The development of real estate projects in other Tier II cities will impose significant demands on our management and other operational resources. Moreover, we will face additional competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of these Tier II cities has its own market conditions, customer requirements and local regulations related to the real estate industry. If we are unable to successfully develop and sell projects outside of our current markets, our future growth may be limited and we may not generate adequate returns to cover our investments in these Tier II cities. In addition, as we expand our operations to Tier II cities with higher land prices, our costs may increase, which may lead to a decrease in our profit margin, or impairments resulting from land value decreases.

Our business requires access to substantial financing. Our failure to obtain adequate financing in a timely manner could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts and (2) affect our financial performance and condition.

Our property development business is capital intensive. To date, we have funded our operations primarily through bank borrowings, shareholder loans, proceeds from sales and pre-sales of our properties and proceeds from issuance of equity and debt securities. We obtain commercial bank financing for our projects through credit lines extended on a case-by-case basis. Our ability to secure sufficient financing for land use rights acquisition and property development and repayment of our existing onshore and offshore debt obligations depends on a number of factors that are beyond our control, including lenders’ perceptions of our creditworthiness, market conditions in the capital markets, investors’ perception of our securities, the PRC economy and the PRC government regulations that affect the availability and cost of financing for real estate companies or the property purchasers. Since 2003, commercial banks have been prohibited, under guidelines of the PBOC, from advancing loans to fund the payment of land use rights and projects can be only partially funded based on loan-to-value ratios. In January 2010, the PRC State Council issued a circular to control the recent rapid increase in housing prices. The circular instructed the PBOC and the China Banking Regulatory Commission to tighten the supervision of the bank lending to the real estate sector. Subsequently, the PBOC raised the reserve requirement ratio for commercial banks by 0.5% to 16.5%. This was the second increase in 2010. The increase in the reserve requirement ratio will reduce the amount of commercial bank credit available to businesses in China, including us. We generate significant cash flow through pre-sales, which are subject to government restrictions. In particular, the PRC regulations on the pre-sales of properties generally provides that the proceeds from the pre-sales of a real estate project may only be used for the construction of such project. Any potential government restrictions on pre-sales could significantly increase our financing needs. Moreover, our ability to move cash through inter-company transfers or transfer funds from onshore subsidiary to offshore parent company is limited by PRC government regulations, limiting our ability to use excess cash resources in one subsidiary to fund the obligations of another subsidiary or the offshore parent company.

Furthermore, various other PRC regulations restrict our ability to raise capital through external financing and other methods, including, without limitation, the following:

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

As of December 31, 2009, our contractual obligations amounted to US$641.9 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. Of this amount, US$582.3 million is due within one year. In addition, in the last four months of 2009, we acquired five parcels of land total with an aggregate consideration of US$341.0 million, of which we have already paid US$190.8 million as of December 31, 2009, paid US$17.2 million in January 2010 and are required to pay off the remaining balance by May 2010. Moreover, our US$75.0 million floating rate notes will be due in April 2010 and the holder of our US$25.0 million convertible notes has the right to demand us to repurchase such convertible notes at 120% of the principal amount (plus accrued and unpaid interest) on June 15, 2010, unless we have exercised our redemption right to redeem such convertible notes upon a change in tax laws or regulations.

There can be no assurance that our internally generated cash flow and external financing will be sufficient for us to meet our contractual and financing obligations in a timely manner. Due to the current measures imposed (as well as other measures that may be imposed by the PRC government in the future) which limit our access to additional capital, we cannot assure you that we will be able to obtain sufficient funding to finance intended purchases of land use rights, develop future projects or meet other capital needs as and when required at a commercially reasonable cost or at all. We may choose to explore potential refinancing arrangements with holders of our floating rate notes or convertible notes as well as other potential investors. Our failure to obtain adequate financing or refinance our floating rate notes or convertible notes in a timely manner and on reasonable terms could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts and (2) affect our financial performance and condition.

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

In April 2007, we issued US$75 million of floating rate notes and US$25 million of convertible notes and entered into related indentures. These indentures contain a number of significant financial and other covenants. Such covenants restrict, among other things, our ability and the ability of our subsidiaries to incur additional debt or guarantees, make restricted payments, make investments, pay dividends or distributions on our or our subsidiaries’ capital stock, repurchase our or our subsidiaries’ capital stock, pay subordinated indebtedness, make or repay inter-company loans or enter into non-ordinary course business transactions. Among other restrictions, we are limited in the dollar amount of mortgage guarantees we may provide if we do not maintain a minimum consolidated interest expense coverage ratio, or interest coverage ratio.

As a result of the covenants, our ability to pay dividends or other distributions on our common shares and the ADSs may be limited. These covenants also restrict our ability to raise additional capital in the future through bank borrowings and debt and equity issuances and may restrict our ability to engage in some transactions that we expect to be of benefit to us. The covenants may also limit the amount of units we may sell in any period by limiting the amount of mortgage guarantees we can provide to purchasers if we do not maintain the requisite interest coverage ratio.

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

We pre-sell properties before actual completion and, in accordance with industry practice, our customers’ mortgage banks require us to guarantee our customers’ mortgage loans. Typically, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total mortgage loan amount until the completion of the registration of the mortgage with the relevant mortgage registration authorities, which generally occurs within six to 12 months after the purchasers take possession of the relevant properties. In line with what we believe to be industry practice, we rely on the credit evaluation conducted by mortgagee banks and do not conduct our own independent credit checks on our customers. The mortgagee banks typically require us to maintain, as restricted cash, 0% to 10% of the mortgage proceeds paid to us as security for our obligations under such guarantees. The guarantees granted to the bank providing mortgages for our customers do not constitute continuing involvement by the Group under Accounting Standards Codification (“ASC”) Section 360, or SFAS 66, due to the large down payments (minimum of 20%) received from all customers in accordance with PRC laws. If a purchaser defaults on its payment obligations during the term of our guarantee, the mortgagee bank may deduct the delinquent mortgage payment from the security deposit. If the delinquent mortgage payments exceed the security deposit, the banks may require us to pay the excess amount. If multiple purchasers default on their payment obligations, we will be required to make significant payments to the banks to satisfy our guarantee obligations. Factors such as a significant decrease in housing prices, increase in interest rates or the occurrence of natural catastrophes, among others, could result in a purchaser defaulting on its mortgage payment obligations. If we are unable to resell the properties underlying defaulted mortgages on a timely basis or at prices higher than the amounts of our guarantees and related expenses, we will suffer financial losses. For the three years ended December 31, 2009, we experienced certain defaults on mortgage loans by our customers in an aggregate principal amount of approximately US$120,000.

As of December 31, 2007, 2008 and 2009, our outstanding guarantees in respect of our customers’ mortgage loans amounted to US$209.6 million, US$384.0 million, and US$509.2 million, respectively. If substantial defaults by our customers occur and we are called upon to honor our guarantees, our financial condition and results of operations will be materially adversely affected.

Our level of indebtedness could have an adverse effect on our financial condition, diminish our ability to raise additional capital to fund our operations and limit our ability to explore business opportunities.

As of December 31, 2009, the outstanding balance of our total indebtedness amounted to US$251.9 million. Our level of indebtedness could have an adverse effect on us. For example, it could:

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

The rate of interest payable on our floating rate notes varies according to the six-month LIBOR. In addition, the rates of our long-term bank loans are adjustable based on the range of 95% to 135% of the PBOC benchmark rate. As of December 31, 2009, the principal amount of our aggregate outstanding variable rate debt was US$135.3 million. A hypothetical 1% increase in annual interest rates would increase our interest expenses by US$1.4 million based on our debt level at December 31, 2009.

We may be required to record impairment charges in the future.

If the projected profitability of a given project deteriorates due to a decline in the pace of unit sales, a decline in selling prices, or some other factor, such project is reviewed for possible impairment by comparing the estimated future undiscounted cash flows for the project to its carrying value. If the estimated future undiscounted cash flows are less than the asset’s carrying value, the asset is written down to its estimated fair value. In the fourth quarter of 2008, Suzhou International City Garden was identified as an unprofitable project subject to recognition of impairment. On a quarterly basis we are required to conduct impairment tests on our projects. If business conditions deteriorate, there is a potential risk that future impairment charges will be recorded.

We rely on third-party contractors.

Substantially all of our project construction and related work are outsourced to third-party contractors. We are exposed to risks that the performance of our contractors may not meet our standards or specifications. Negligence or poor work quality by contractors may result in defects in our buildings or residential units, which could in turn cause us to suffer financial losses, harm our reputation or expose us to third-party claims. We work with multiple contractors on different projects and we cannot guarantee that we can effectively monitor their work at all times. Although our construction and other contracts contain provisions designed to protect us, we may be unable to successfully enforce these rights and, even if we are able to successfully enforce these rights, the third-party contractor may not have sufficient financial resources to compensate us. Moreover, the contractors may undertake projects from other property developers, engage in risky undertakings or encounter financial or other difficulties, such as supply shortages, labor disputes or work accidents, which may cause delays in the completion of our property projects or increases in our costs.

We may be unable to complete our property developments on time or at all.

The progress and costs for a development project can be adversely affected by many factors, including, without limitation:

•	delays in obtaining necessary licenses, permits or approvals from government agencies or authorities;

•	shortages of materials, equipment, contractors and skilled labor;

•	disputes with our third-party contractors;

•	failure by our third-party contractors to comply with our designs, specifications or standards;

•	difficult geological situations or other geotechnical issues;

•	onsite labor disputes or work accidents; and

•	natural catastrophes or adverse weather conditions, including strong winds, storms, floods, and earthquakes.

Any construction delays, or failure to complete a project according to our planned specifications or budget, may delay our property sales, which could harm our revenues, cash flows and our reputation.

Under PRC laws and regulations and our pre-sale contracts, we are required to compensate purchasers for late delivery or failure to complete our pre-sold units. For the three years ended December 31, 2009, we paid an aggregate amount of US$1.3 million of compensation to our customers due to late delivery. If the delay extends beyond the contractually specified period, the purchasers may become entitled to terminate the pre-sale contracts and claim damages. Proceeds from pre-sale of our properties are an important source of financing for our property developments. Under PRC laws, we are not permitted to commence pre-sales until we have completed certain stages of the construction process for a project. Consequently, a significant delay in the construction of a project could restrict our ability to pre-sell our properties, which could extend the recovery period for our capital outlay. This, in turn, could have an adverse effect on our cash flow, business and financial position.

Changes of laws and regulations with respect to pre-sales may adversely affect our cash flow position and performance.

We depend on cash flows from pre-sale of properties as an important source of funding for our property projects. Under current PRC laws and regulations, property developers must fulfill certain conditions before they can commence pre-sale of the relevant properties and may only use pre-sale proceeds to finance the construction of the specific developments. On August 5, 2005, PBOC issued a report entitled “2004 Real Estate Financing Report,” in which it recommended that the practice of pre-selling uncompleted properties be discontinued because, according to the report, such activity creates significant market risks and generates transactional irregularities. This and other PBOC recommendations have not been adopted by the PRC government and have no enforceability. However, there can be no assurance that the PRC government will not ban the practice of pre-selling uncompleted properties or implement further restrictions on the pre-sale of properties, such as imposing additional conditions for a pre-sale permit or further restrictions on the use of pre-sale proceeds or that cities will not voluntarily suspend or restrict pre-sales. For example, the city of Nanning in the Guangxi providence (in which we do not have any operations) has announced that it will suspend pre-sales of commercial property for a trial period in 2010. Any measures prohibiting or further restricting pre-sales by the PRC government or province or city government affecting cities in which we operate will adversely affect our cash flow position and force us to seek alternative sources of funding for much of our property development business.

Our results of operations may fluctuate from period to period.

Our results of operations tend to fluctuate from period to period. The number of properties that we can develop or complete during any particular period is limited due to the substantial capital required for land acquisition and construction, as well as the development periods required before positive cash flows may be generated. In addition, several properties that we have developed or that are under development are large scale and are developed in multiple phases over the course of one to several years. The selling prices of the residential units in larger scale property developments tend to change over time, which may impact our sales proceeds and, accordingly, our revenues for any given period.

The recognition of our real estate revenue and costs relies upon our estimation of total project revenues and costs.

We recognize our real estate revenue based on the full accrual method and the percentage of completion method depending on the estimated project construction period. Under both methods, revenue and costs are calculated based on an estimation of total project costs and total project revenues, which are revised on a regular basis as the work progresses. Any material deviation between actual and estimated total project revenues and costs may result in an increase, a reduction or an elimination of reported revenues or costs from period to period, which will affect our gross profit and net income.

We may be required to pay additional corporate income taxes in China.

Based on the current levy method applied by the Zhengzhou local tax bureau, our subsidiaries in Zhengzhou are paying corporate income tax, or CIT, on a deemed profit basis, where taxable income is deemed to be 15% of cash receipts, regardless of actual income generated in that year. According to PRC tax regulations, the deemed profit basis should only be applicable to companies that are unable to keep accounting books or whose accounts are incomplete and inaccurate. These circumstances do not apply to us and, accordingly, we may be subject to CIT on our actual taxable income. We have made provision for the full amount of applicable CIT calculated in accordance with the relevant PRC tax laws and regulations, but we pay CIT each year as required by the local tax authorities. We cannot guarantee that we will not be required to pay additional taxes in accordance with the PRC tax laws and regulations or that our accrued deferred tax liabilities will be sufficient to cover any additional CIT payments we will be required to pay in the future with respect to past financial periods.

Dividends we receive from our PRC subsidiaries located in the PRC may be subject to PRC withholding tax.

The PRC Corporate Income Tax Law, or the CIT Law, and the Implementation for the CIT Law issued by the PRC State Council became effective as of January 1, 2008. The CIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the Implementation for the CIT Law. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our PRC subsidiaries. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the CIT Law. If we are required under the CIT Law to pay income tax for any dividends we receive from our PRC subsidiaries, it will materially and adversely affect the amount of dividends received by us from our PRC subsidiaries.

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

Our third-party contractors are responsible for procuring almost all of the raw materials used in our project developments. Our construction contracts typically provide for fixed or capped payments, but the payments are subject to changes in government-suggested prices for certain raw materials we use, such as steel. Any increase in costs which may result in adjustments in payments under our construction contracts could result in an increase in our construction costs. In the event that the price of any raw materials, including cement, concrete blocks and bricks increases in the future, such increase could be passed on to us by our contractors, and our construction costs would increase accordingly. Any input cost increase could reduce our earnings to the extent we are unable to pass these increased costs to our customers.

Our proposed acquisition of the 55% equity interest in Jiantou Xinyuan is subject to a public listing and auction process for the transfer of state-owned assets, unless the sellers obtain government approval for exemption from the process. If we are required to participate in the auction process, we cannot assure you that we will win the auction process to acquire such the equity interest at the terms we previously negotiated with the sellers, or at all.

On September 25, 2009, we, through our indirectly wholly owned subsidiary Henan Xinyuan Real Estate. Co., Ltd., or Henan Xinyuan, `entered into an Equity Transfer and Profit Distribution Agreement, or ETA, with Zhengzhou General Construction Investment Company and Zhengzhou Jiantou Project Consulting Co., Ltd., or collectively the Sellers, to acquire their 55% interest in Jiantou Xinyuan, or the 55% Equity. We currently own the remaining 45% equity interest in Jiantou Xinyuan through Henan Xinyuan.

As the Sellers are state-owned enterprises, our proposed acquisition of the 55% Equity is deemed a transfer of state-owned assets, which under the PRC laws and regulations are required to be sold or disposed of through a public listing and auction process unless a proposed sale or disposal has been exempted by the relevant authority from such listing and auction process. Under the ETA, the Sellers are responsible for obtaining the government approvals necessary for the transfer, including, if available, an exemption of the proposed transfer of the 55% Equity as contemplated under the ETA from the public listing and auction process. The Sellers have not obtained from the Zhengzhou municipal administration of state-owned assets an exemption of the proposed transfer.

Accordingly, we currently anticipate that the Sellers will be required to list the 55% Equity in the local assets and equity exchange for a competitive auction and determine the purchaser of, and the transfer price for, the 55% Equity based on the results of such auction. The listing price will be based on an independent asset appraisal. We currently intend to participate in the auction process to make a bid based on the purchase price agreed in the ETA, but we cannot guarantee you that we will win the auction. As an existing shareholder of Jiantou Xinyuan, Henan Xinyuan is entitled to a right of first refusal on the sale of the 55% Equity. If any third party bidder participates in the auction, we currently plan to exercise such right to match any reasonable competitive bid that exceeds our bid price. However, even if we manage to win the auction for the 55% Equity, regardless of whether or not through exercising our right of first refusal, we cannot assure you that the final purchase price for the 55% Equity will not exceed the price as provided in the ETA or that the other terms of the final purchase will not be different from the terms we agreed with the Sellers in the ETA. Furthermore, we might decide not to enter the auction process, or exercise our right of first refusal with respect to the 55% Equity, if we determine that the listing price or the price bid by a third party is unreasonably high. In such an event, we would not acquire the 55% Equity and, depending on the results of the auction, we may have joint ownership of Jiantou Xinyuan with one or more new joint venture partners with whom we may not be familiar. If we do not develop and maintain a good relationship with such new partner(s), Jiantou Xinyuan’s results of operations may be adversely affected, which in turn may adversely affect our results of operations.

We may engage in joint ventures, which could result in unforeseen expenses or disruptive effects on our business.

From time to time, we may consider joint ventures with other businesses to develop a property. For example, one of our project companies, Jiantou Xinyuan, is a joint venture established under PRC Law. Any joint venture that we determine to pursue will be accompanied by a number of risks. We may not be in a position to exercise sole decision-making authority regarding the joint ventures. We may not be able to control the quality of products produced by the joint venture. Depending on the terms of the joint venture agreement, we may require the consent of our joint venture partners for the joint venture to take certain actions, such as making distributions to the partners. In addition, our joint venture partners and the joint venture themselves may hold different views or have different interests from ours, and therefore may compete in the same market with us, in which case our interest and future development may be materially adversely affected.

If we do not maintain good relationships with our institutional shareholders, our business and operations may be adversely affected.

Our institutional shareholders, Blue Ridge China Partners, L.P., or Blue Ridge China, and EI Fund II China, LLC, or Equity International, have substantial ownership of our shares. As of December 31, 2009, Blue Ridge China owned 18.4% of our outstanding share capital and Equity International owned 12.2% of our outstanding share capital. Each of Blue Ridge China and Equity International has appointed one director to our board. With this substantial ownership, our institutional shareholders may be able to successfully oppose certain shareholder actions even if they are supported by our principals, Mr. Yong Zhang and his spouse, Ms. Yuyan Yang, who beneficially owned 39.7% of our outstanding share capital, including actions related to mergers and consolidations and other significant corporate actions which would be important to our ability to conduct business. Since our IPO in December 2007, Blue Ridge China and Equity International no longer have any rights to appoint directors to our board, however, the two directors designated by them (Yue (Justin) Tang and Christopher J. Fiegen) are and will continue to be directors of our company until their resignation or removal. The two directors have memberships on various committees established under our board of directors, including our compensation committee and corporate governance and nominating committee. In the event we do not maintain good relationships with our institutional shareholders, one or both of these two directors may decide to resign from their memberships, in which case we would have vacancies on our board of directors and certain committees. If we were not able to fill these vacancies in a timely manner, it may impact the operations of our company and our corporate governance procedures. If we do not maintain a good relationship with either Blue Ridge China or Equity International, certain actions taken by our other shareholders may be successfully opposed, our corporate governance procedures may be weakened and our business operations may be adversely affected.

We are a holding company that depends on dividend payments from our subsidiaries for funding.

We are a holding company established in the Cayman Islands and operate all of our business and operations through our subsidiaries in China. Therefore, our ability to pay dividends to our shareholders and to service our indebtedness depends upon dividends that we receive from our subsidiaries in China. If our subsidiaries incur indebtedness or losses, such indebtedness or loss may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness will be restricted. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reaches 50.0% of its respective registered capital. As of December 31, 2009, our statutory reserves under PRC GAAP amounted to US$24.4 million, and our accumulated deficit amounted to US$117.2 million. Our statutory reserves are not distributable as cash dividends. The indentures for our floating rate notes and convertible notes contain restrictions on our subsidiaries’ ability to pay dividends. In addition, restrictive covenants in bank credit facilities, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to make contributions to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

If the value of our brand or image diminishes, it could have a material adverse effect on our business and results of operations.

We intend to continue promoting the “Xinyuan” brand in selected Tier II cities by delivering quality products and attentive real estate-related services to our customers. Our brand is integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to satisfy customer needs by further developing and maintaining quality of service across our operations, as well as our ability to respond to competitive pressures. If we are unable to satisfy customer needs or if our public image or reputation were otherwise diminished, our business transactions with our customers may decline, which could in turn adversely affect our results of operations.

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

We may suffer a penalty or even forfeit land to the PRC government if we fail to comply with procedural requirements applicable to land grants from the government or the terms of the land use rights grant contracts.

According to the relevant PRC laws and regulations, if we fail to develop a property project according to the terms of the land use rights grant contract, including those relating to the payment of land premiums, specified use of the land and the time for commencement and completion of the property development, the PRC government may issue a warning, may impose a penalty or may order us to forfeit the land. Specifically, under current PRC laws and regulations, if we fail to pay land premiums in accordance with the payment schedule set forth in the relevant land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us, impose late payment penalties or even require us to forfeit the related land to the PRC government. The late payment penalties are usually calculated based on the overdue days for the land premium payments. Furthermore, if we fail to commence development within one year after the commencement date stipulated in the land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us and impose an idle land fee on the land of up to 20% of the land premium. If we fail to commence development within two years, the land will be subject to forfeiture to the PRC government, unless the delay in development is caused by government actions or force majeure. Even if the commencement of the land development is compliant with the land use rights grant contract, if the developed GFA on the land is less than one-third of the total GFA of the project or the total capital invested is less than one-fourth of the total investment of the project and the suspension of the development of the land continues for more than one year without government approval, the land will also be treated as idle land and be subject to penalty or forfeiture. We and Jiantou Xinyuan, an entity in which we currently hold a 45% interest, have made late payments of land premiums in the past for which we and Jiantou Xinyuan were imposed penalties. Although we and Jiantou Xinyuan were imposed penalties for these late payments, neither we nor Jiantou Xinyuan have been required to forfeit land. In 2009, Jiantou Xinyuan recorded US$7.5 million in penalty charges and we absorbed our 45% share of the charge. If the final penalties paid by Jiantou Xinyuan exceed the amount previously recorded, our share of income from Jiantou Xinyuan could be further adversely affected as the property is developed and sold.

We cannot assure you that circumstances leading to significant delays in our own land premium payments or development schedules or forfeiture of land will not arise in the future. If we pay a substantial penalty, we may not be able to meet pre-set investment targeted returns for a given project and our financial conditions could be adversely affected. If we forfeit land, we will not only lose the opportunity to develop the property projects on such land, but may also lose a significant portion of the investment in such land, including land premium deposits and the development costs incurred.

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

We have obtained completion acceptance certificates for all of our completed properties as of December 31, 2009. However, we cannot be certain that local government authorities will not find the total constructed GFA upon completion of our existing projects under development or any future property developments to exceed the relevant authorized GFA. Any such non-compliance could lead to additional payments or penalty, which would adversely affect our financial condition. We have not incurred any such payments or penalties since the founding of the company.

We may not be able to continue obtaining qualification certificates, which will adversely affect our business.

Real estate developers in the PRC must obtain a formal qualification certificate in order to carry on a property development business in the PRC. According to the PRC regulations on qualification of property developers issued in 2000, a newly established property developer must first apply for a temporary qualification certificate with a one-year validity, which can be renewed for not more than two years. If, however, the newly established property developer fails to commence a property development project within the one-year period during which the temporary qualification certificate is in effect, it will not be allowed to renew its temporary qualification certificate. All qualification certificates are subject to renewal on an annual basis. Under government regulations, developers must fulfill all statutory requirements before they may obtain or renew their qualification certificates. In accordance with the provisions of the rules on the administration of qualifications, the real estate developer qualifications are classified into four classes and the approval system for each class is tiered. The approval for Class I Qualification is subject to examination by the construction authority under the State Council, that is, the central government, and the procedure for approval of developers for Class II Qualification or lower qualifications is administered by the construction authorities at the provincial-level of government. A real estate developer may only engage in the development and sale of real estate within the scope of its qualification certificate. For instance, a Class I developer is not restricted to the scale of real estate projects to be developed and may undertake real estate development projects anywhere in the country, while a Class II or below developer may undertake projects with construction area of less than 250,000 square meters per project. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Qualifications of Developer.”

There can be no assurance that some of our project companies that are in the process of applying for proper qualification certificates will be able to obtain such certificates timely to commence their planned real estate projects development on schedule. There can be no further assurance that we and our project companies will continue to be able to extend or renew the qualification certificates or be able to successfully upgrade the current qualification class to a higher qualification. If we or our project companies are unable to obtain or renew qualification certificates, the PRC government will refuse to issue pre-sale and other permits necessary for the conduct of the property development business, and our results of operations, financial condition and cash flows will be adversely affected. In addition, if any of our project companies engages in the development and sale of real estate outside the scope of its qualification certificate, it may be ordered to rectify such conduct within a prescribed period, imposed with a fine of up to RMB100,000, or even have its qualification certificate and business license suspended.

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

We could face possible regulatory sanctions for the lack of environmental impact assessments, or EIAs, for some of our projects in Zhengzhou, Henan Province.

Under PRC environmental protection laws and regulations, a construction entity must conduct an EIA and submit an EIA report for a construction project to the competent administrative department of environmental protection for their examination and approval prior to the commencement of construction. Upon the completion of construction of the project, the construction entity must also seek environmental inspection of the construction project by the same administrative department of environmental protection and obtain its permission before the project can be put into use. A construction entity starting construction without approval of the EIA report may be ordered to comply with the foregoing formalities within a prescribed time limit, and the failure to do so may result in an order of suspension of construction work and a fine of up to RMB200,000 for the project in question. In addition, if a particular construction project fails to pass the environmental inspection and is denied permission to use approval, the project may fail to pass the completion acceptance inspection and may fail to obtain the completion acceptance certificate from the relevant administrative department of construction. Such failures may restrict both our ability to use proceeds from the pre-sales of the project even after the completion of construction and that of purchasers of such project from obtaining the title certificate for units they purchased on the project.

Certain of our projects in Zhengzhou, Henan Province that did not conduct the EIA nor prepare and submit an EIA report for approval prior to commencement of construction nor did seek environmental inspection to obtain permission to use approvals. In the past, we were able to obtain the required completion acceptance certificates and title certificates from the competent administrative department of construction in Zhengzhou even for projects that failed to comply with EIA requirements prior to the commencement of construction and failed to obtain permission to commence use from the environmental protection authority. However, we note that the PRC government has put greater emphasis on environmental protection during recent years and that the local environmental authorities have in fact strengthened the implementation and enforcement of EIA-related regulations since early last year. Therefore, we cannot assure you that projects that did not conduct an EIA will not be assessed any sanctions described above in the future or that we will not experience any delay or difficulty in obtaining completion acceptance certificates and/or title certificates. Such sanctions or delay or difficulty may materially adversely affect our business operations and financial condition.

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

Prior to 2007, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We have been improving our internal control over financial reporting. During 2007 and 2008, we identified a material weakness in our internal control over financial reporting related to lack of sufficient qualified financial reporting and accounting personnel to fulfill U.S. GAAP closing and reporting requirements. In 2008, we experienced high turnover of senior level finance and accounting staff members, including the Chief Financial Officer. For 2008, we identified a material weakness relating to our not having sufficient experienced personnel with the requisite technical skills and working knowledge of the application of U.S. GAAP relating to revenue recognition under percentage of completion, deferred income taxes, the financial statement close and reporting process and the evaluation of debt covenants relating to long-term debt. Based on the identified control risk, we have taken measures to reduce staff turnover in the accounting and finance department and provide additional training and cross-training to our existing personnel, including areas of new and emerging accounting standards and tax. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. Moreover, effective internal control over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we have incurred and expect to continue to incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

Risks Relating to the Residential Property Industry in China

The PRC government has recently introduced certain policy and regulatory measures to control the rapid increase in housing prices and cool down the real estate market and may adopt further measures in the future.

Along with the economic growth in China, investments in the property sectors have increased significantly in the past few years. Since the second half of 2009, the PRC real estate market has experienced strong recovery from the financial crisis and housing prices rose rapidly in certain cities. In response to concerns over the scale of the increase in property investments, the PRC government has implemented measures and introduced policies to curtail property development and promote the healthy development of the real estate industry in China.

On January 7, 2010, the general office of the PRC State Council issued a circular to all ministries and provincial-level local governments. Such circular aimed to control the rapid increase in housing prices and cool down the real estate market in China. It reiterated that the purchasers of a second residential property for their households must make down payments of no less than 40% of the purchasing price and real estate developers must commence the sale within the mandated period as set forth in the pre-sale approvals and at the publicly announced prices. The circular also requested the local government to increase the effective supply of low-income housing and ordinary commodity housing and instructed the PBOC and the China Bank Regulatory Commission to tighten the supervision of the bank lending to the real estate sector and mortgage financing. On February 25, 2010, the PBOC increased the reserve requirement ratio for commercial banks by 0.5% to 16.5%. It is possible that the government agencies may adopt further measures (e.g., raising interest rates) to implement the policies outlined in this circular. Further, in order to implement the requirements set out in the State Council’s circular, the Ministry of Land and Resources, or the MLR, issued a notice on March 8, 2010 in relation to increasing the supply of, and strengthening the supervision over, land for real estate development purposes. MLR’s notice stipulated that the floor price of a parcel of land must not be lower than 70% of the benchmark land price set for the area in which the parcel is located, and that real estate developers participating in land auctions must pay a deposit equivalent to 20% of the land parcel’s floor price.

The PRC government’s policy and regulatory measures on the PRC real estate sector could limit our access to required financing and other capital resources, adversely affect the property purchasers’ ability to obtain mortgage financing or significantly increase the cost of mortgage financing, reduce market demand for our properties and increase our operating costs. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures, which could substantially reduce pre-sales of our properties and cash flow from operations and substantially increase our financing needs, which would in turn materially and adversely affect our business, financial condition, results of operation and prospects.

Measures implemented by the PRC government on the property development industry remain in force and further restrictive measures may be adopted in the future.

Most of the restrictive regulations and measures implemented by the PRC government to curtail property development prior to the ongoing financial crisis remain in force. We believe the following regulations and policies, among others, significantly affect the property industry in China.

In July 2006, the Ministry of Housing and Urban-Rural Development, or the MOHURD (formerly known as the Ministry of Construction), the National Development and Reform Commission, or the NDRC, the PBOC, the State Administration for Industry and Commerce, or the SAIC, and the SAFE issued Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market, which impose significant requirements on foreign investment in the PRC real estate sector. For instance, these opinions set forth requirements of registered capital of a foreign invested real estate enterprise as well as thresholds for a foreign invested real estate enterprise to borrow domestic or overseas loans. In addition, since June 2007, a foreign invested real estate enterprise approved by local authorities is required to file such approvals with the Ministry of Commerce, or the MOFCOM. As of July 1, 2008, the MOFCOM delegated its provincial branches to review the filing records in relation to foreign invested real estate enterprise’s establishment, capital increase, equity transfer, merger and acquisition, etc. Although this may accelerate the filing process, it does not eliminate the uncertainties surrounding filing as the material requirements for the filing process remain unchanged. We cannot assure you that any foreign invested real estate enterprise that we establish, or whose registered capital we increase after June 2007, will be able to complete the filing with the MOFCOM or its provincial branches.

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

On July 10, 2007, the SAFE issued the Notice on Publicity of the List of the 1st Group of Foreign-Invested Real Estate Projects filed with the MOFCOM. This notice may strictly limit our capacity to raise funds offshore for the purpose of funding our PRC subsidiaries by means of increasing their registered capital or extending shareholders’ loans.

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

Changes in foreign exchange regulations may adversely affect our ability to transfer funds and subsequently impact the results of our operations.

We currently receive all of our revenues from operations in RMB. The PRC government regulates the conversion between RMB and foreign currencies. Over the years, the PRC government has significantly reduced its control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debt. However, foreign exchange transactions by our PRC subsidiaries under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. There can be no assurance that these PRC laws and regulations on foreign investment will not cast uncertainties on our financing and operating plans in China. Under current foreign exchange regulations in China, subject to the relevant registration at the SAFE, we will be able to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, there can be no assurance that the current PRC foreign exchange policies regarding debt service and payment of dividends in foreign currencies will continue in the future. Changes in PRC foreign exchange policies might have a negative impact on our ability to service our foreign currency-denominated indebtedness and to distribute dividends to our shareholders in foreign currencies.

In addition, on August 29, 2008, the SAFE issued a notice with respect to the administration of RMB converted from foreign exchange capital contributions of a foreign invested enterprise. As a result, unless otherwise permitted by PRC laws or regulations, such converted amount can only be applied to activities within the approved business scope of the relevant foreign invested enterprise and cannot be used for domestic equity investment or acquisition. As restricted by the notice, we may not be able to use RMB converted from foreign exchange capital contributions to fund our PRC subsidiaries.

Fluctuations in the value of RMB will affect the amount of our non-RMB debt service in RMB terms and affect the value of, and dividends payable on, our ADSs in foreign currency terms.

The value of RMB depends, to a large extent, on China’s domestic and international economic, financial and political developments and government policies, as well as the currency’s supply and demand in the local and international markets. For over 10 years from 1994, the conversion of RMB into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by the PBOC in light of the previous day’s inter-bank foreign exchange market rates in China and the then current exchange rates on the global financial markets. The official exchange rate for the conversion of RMB into the U.S. dollar was largely stable until July 2005. On July 21, 2005, the PBOC revalued RMB by reference to a basket of foreign currencies, including the U.S. dollar. As a result, the value of RMB appreciated by 2% on that day. Since then, the PRC central bank has allowed the official RMB exchange rate to float against a basket of foreign currencies. There can be no assurance that such exchange rate will not fluctuate widely against the U.S. dollar or any other foreign currency in the future. Fluctuation of the value of RMB will affect the amount of our non-RMB debt service in RMB terms since we have to convert RMB into non-RMB currencies to service our foreign debt, including our floating rate and convertible notes. Since our income and profits are denominated in RMB, any appreciation of RMB will also increase the value of, and any dividends payable on, our ADSs in foreign currency terms. Conversely, any depreciation of RMB will decrease the value of, and any dividends payable on, our ADSs in foreign currency terms.

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

The SAFE issued a public notice in October 2005, requiring PRC residents to register with the local SAFE branch before establishing or acquiring the control of any company outside of China for the purpose of financing that offshore company to acquire assets or equity interest in a PRC company. Once the special purpose vehicle has a major capital change event (including overseas equity or convertible bonds financing), the residents must conduct a registration relating to the change within 30 days of occurrence of the event. On May 29, 2007, the SAFE issued an additional notice, clarifying some outstanding issues and providing standard operating procedures for implementing the prior notice. According to the new notice, the SAFE sets up seven schedules that track registration requirements for offshore fundraising and roundtrip investments. Further, pursuant to the above notices, if our PRC resident shareholders fail to adhere to any of the registration requirements, or if they make any false representations to obtain the registration for roundtrip investments in onshore entities or special purpose vehicles, they may face fines and other legal sanctions. In addition, such actions may also impede our ability to contribute additional capital or extend loans to our PRC subsidiaries, impede our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us. However, as a result of uncertainty concerning the reconciliation of these notices with other approval or registration requirements, it remains unclear how these notices, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. Since Mr. Yong Zhang, Chairman of our board of directors and Chief Executive Officer, and his spouse, Ms. Yuyan Yang, also a board member and Vice President, are PRC residents and our shareholders, each is subject to the SAFE registration requirements. Mr. Zhang and Ms. Yang have updated their registrations with the local SAFE branch. However, we cannot provide any assurances that Mr. Zhang, Ms. Yang, or any of our other shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by these notices or other related rules for any future updates. The failure or inability of these PRC resident beneficial owners to comply with applicable SAFE registration requirements may subject us to the sanctions described above, including sanctions which may impede our ability to contribute the additional capital from our proceeds of any future offerings to our PRC subsidiaries, and our PRC subsidiaries ability to pay dividends or distribute profits to us.

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

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly operating results, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other real estate developers, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between RMB and the U.S. dollar, release of transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

You may experience dilution in the net tangible book value of ADSs.

Our IPO in December 2007 resulted in a dilution to purchasers at the offering of US$9.35 per ADS. You may experience further dilution with respect to your ADSs upon our issuance of common shares in connection with the exercise of outstanding options, warrants and further options we may grant from time to time, as well as with any conversion of our outstanding convertible notes.

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

Sales of our ADSs or common shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2009, we had 151,688,262 common shares outstanding, including 91,888,260 common shares represented by 45,944,130 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining common shares outstanding are available for sale, subject any volume and other restrictions as applicable under Rule 144 under the Securities Act. To the extent that common shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our common shares have the right to cause us to register the resale of a certain number of shares under the Securities Act. We have registered most of those shares for resale on a Form F-3 registration statement. We have registered under the Securities Act the sale of all common shares that are issuable upon exercise of stock options or other awards under our equity incentive plans. As a result, shares are freely tradable without restriction under the Securities Act, subject to any applicable lock-up agreements. Sales of those registered shares in the public market could cause the price of our ADSs to decline.

The interests of our major shareholders may not be aligned with the interests of our other shareholders.

As of December 31, 2009, Mr. Yong Zhang, Chairman of our board of directors and Chief Executive Officer, together with his spouse, Ms. Yuyan Yang, also a board member and Vice President, beneficially owned 39.7% of our outstanding share capital. Accordingly, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, our institutional shareholders, Blue Ridge China and Equity International, also have substantial ownership of our shares. As of December 31, 2009, Blue Ridge China owned 18.4% of our outstanding share capital and Equity International owned 12.2% of our outstanding share capital. This concentration of ownership by our major shareholders may result in actions being taken even if opposed by our other shareholders. In addition, it may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

Compliance with rules and regulations applicable to companies publicly listed in the United States is costly and complex and any failure by us to comply with these requirements on an ongoing basis could negatively affect investor confidence in us and cause the market price of our ADSs to decrease.

In addition to Section 404, the Sarbanes-Oxley Act also mandates, among other things, that companies adopt corporate governance measures, imposes comprehensive reporting and disclosure requirements, sets strict independence and financial expertise standards for audit committee members, and imposes civil and criminal penalties for companies, their chief executive officers, chief financial officers and directors for securities law violations. For example, in response to the Sarbanes-Oxley Act, the NYSE has adopted additional comprehensive rules and regulations relating to corporate governance. These laws, rules and regulations have increased the scope, complexity and cost of our corporate governance and reporting and disclosure practices. Our current and future compliance efforts will continue to require significant management attention. In addition, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers to fill critical positions within our company. Any failure by us to comply with these requirements on an ongoing basis could negatively affect investor confidence in us, cause the market price of our ADSs to decrease or even result in the delisting of our ADSs from the NYSE.

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

We conduct substantially all of our operations in China and all of our assets are located in China. In addition, most of our directors and senior executive officers reside within China. As a result, it may not be possible to affect service of process within the United States or elsewhere outside China upon our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Our articles of association may contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our common shares and ADSs.

Our amended and restated articles of association contain provisions limiting the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and their qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our common shares and ADSs may be materially and adversely affected. As a result, the price of our ADSs may fall.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

Based on the composition of our assets and income and the current expectations, we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2009 and we do not expect to become a PFIC with respect to our current taxable year or the foreseeable future. However, the determination of our PFIC status is dependent upon the composition of our income and assets and, in addition, we must make a separate determination at the close of each taxable year as to whether we are a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2010, or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets will be determined based on the market price of our ADSs and common shares, which are likely to fluctuate. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

A. History and Development of the Company

We are a Cayman Islands holding company and conduct substantially all of our business through our operating subsidiaries in China. We were founded by Yong Zhang, our Chairman and Chief Executive Officer, and commenced operations in 1997 in Zhengzhou, the provincial capital of Henan Province. Since 2006, we have expanded into certain Tier II cities in China which we strategically selected based on a set of criteria. Our selection criteria includes population and urbanization growth rate, general economic condition and growth rate, disposable income and purchasing power of resident consumers, anticipated demand for private residential properties, availability of future land supply and land prices and governmental urban planning and development policies. We have established operations in seven Tier II cities in China, comprised of Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Suzhou, Kunshan and Xuzhou in Jiangsu Province and Zhengzhou in Henan Province.

Our company was incorporated in the Cayman Islands on March 26, 2007. Our company operates under Cayman Islands Companies Laws (2009 Revision). Our registered address is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our principal executive offices are located at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China. Our telephone number at this address is (86) 10 8588-9200 and our fax number is (86) 10 8588-9300.

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

We have expanded our business and operations significantly during the past three years. The number of projects we had under construction increased from five projects with a total GFA of 584,011 square meters as of December 31, 2006 to five projects with a total GFA 1,389,332 square meters as of December 31, 2009. We have seven additional projects with a total GFA of 1,498,389 square meters under planning as of December 31, 2009. As of December 31, 2009, we have completed nineteen projects with a total GFA of approximately 1,591,132 square meters and comprising a total of 16,404 units, more than 99.6% of which have been sold. For each of the three years ended December 31, 2007, 2008 and 2009, our revenues were US$309.7 million, US$356.6 million and US$449.0 million, respectively, representing a compound annual growth rate, or CAGR, of 20.4%. Our net income/(loss) for each of those three years US$45.7 million, US$(23.6) million and US$42.4 million, respectively.

We intend to continue our expansion in selected Tier II cities as suitable opportunities arise. The following map illustrates the geographic locations of our current operations and selected potential target Tier II cities for expansion in the future:

City Information (1):
Population (millions, as of Dec 31,	12.7	7.4	6.6	5.0	6.3	1.6	8.7	46.7
Real GDP Growth (2008)	12.1%	12.2%	13.0%	17.2%	12.5%	15.0%	13.5%	—
Per Capital Disposable Income for urban households (2008, RMB in	16.9	15.7	20 8	15.6	23.9	24.8	17.0	—
Residential Real Estate Investment (2008, RMB in billions)	91.3	33.8	27.4	44.0	71.8	12.0	13.1	281.3

Our Property Projects (as of December 31, 2009)
Projects under construction	1	1	1	—	1	1	—	5
Projects under planning	1	4	1	—	—	—	1	7
Completed projects	—	14	2	1	2	—	—	19
Total number of projects	2	19	4	1	3	1	1	31
Total GFA (m2)	450,374	1,849,160	961,916	145,455	482,555	497,076	92,317	4,478,853

Sources of city information	— Current Presence ¡ Potential target tier II cities

(1) 2008 National Economic and Social Development Statistical Bulletin of various cities	• The map is for illustrative purposes only •• Data of City Information for Suzhou includes the data for Kunshan

Our Strengths

Under the current circumstances, we believe the following strengths allow us to compete effectively in the PRC real estate development industry.

Well Positioned to Capture Attractive Growth Opportunities in Tier II Cities. Increases in consumer disposable income and urbanization rates have resulted in the emergence of a growing middle-income consumer market, driving demand for affordable and quality housing in many cities across China. Since 1997, we have been building large communities of modern, mid-sized residential properties for this market segment and have accumulated substantial knowledge and experience about the residential preferences and demands of these customers. We believe demand for product types and consumption trends are similar across the selected Tier II cities we enter into and believe that we can leverage our experience to capture the growth opportunities in these markets. We typically acquire land through the government auction system which provides us ready access to undeveloped land, enabling us to expand rapidly into other Tier II cities. We believe our land acquisition method positions us well to capitalize on increasing demand and growth opportunities in our target markets.

Standardized and Scalable Business Model. Our business model focuses on a standardized property development process designed for accelerating asset turnover. We segment the process into well-defined stages and closely monitor costs and development schedules through each stage. These stages include (i) identifying land, (ii) pre-planning and budgeting, (iii) land acquisition, (iv) detailed project design, (v) construction management, (vi) sales and (vii) after-sale service. We commence pre-planning and budgeting prior to land acquisition, which enables us to acquire land at costs that meet our pre-set investment targeted returns and to quickly begin the development process upon acquisition. We typically acquire land through a transparent government auction system providing us with unencumbered land use rights to unoccupied land. Our enterprise resource planning enables us to collect and analyze information on a real-time basis throughout the entire property development process, optimizing decision making, outsourcing and development cycle scheduling. We utilize our customer relationship management system to track customer profiles and sales to forecast future individual preferences and market demand. We believe that these standardized practices and methodologies, together with a systematic approach to the development process, can be replicated in strategically selected Tier II cities, allowing us to effectively and rapidly enter into new geographic markets and develop new projects as attractive opportunities arise. Since 2006, we have expanded from one to a total of seven Tier II cities in China, and from December 31, 2005 to December 31, 2009, our total GFA for projects under construction has grown 159.3%.

Proven Ability to Provide Large Scale Quality Housing for Middle-Income Consumers. We have a clear focus on emerging middle-income consumers in China’s Tier II cities. We provide standardized mid-sized units, typically ranging from 50 square meters to 100 square meters in size, at affordable prices for this market. Our residential units feature modern designs and offer comfortable and convenient community lifestyles. We have developed a portfolio of architectural plans and designs, which typically comprise 1,000 to 5,000 units and include facilities such as clubhouses, retail shops and schools. We have a proven track record of building large-scale quality residential communities that appeal to middle-income customers, as demonstrated by the sale of more than 99.6% of the units in completed projects and revenue growth at a CAGR of 64.1% from 2005 to 2009.

Rapid Asset Turnover. Our standardized processes that emphasize rapid asset turnover allow us to efficiently use capital and generate attractive returns on our investments. We typically acquire land that is ready for development through the government auction system. We do not tie up capital in idle land banks but instead begin development relatively quickly after land acquisition. We use working capital efficiently by actively managing and coordinating receivables and expenditures across various projects. We can complete a project consisting of multi-layered buildings of six stories or below in 13 to 17 months after acquiring land. We typically begin pre-sales for a project within two to four months after we commence construction. Historically, our pre-sales activities have allowed us to generate cash flows relatively early in the development cycle and to fund a significant portion of the capital required for existing projects, reducing financing needs and other associated costs. Our long-term relationships established with third-party contractors allow us to efficiently conduct selection processes and closely manage and supervise construction progress to avoid unexpected delays and cost overruns. We believe that the velocity of our development cycle and our ability to efficiently manage capital and maintain strict cost control at each stage of the development cycle enable us to generate attractive returns on our projects.

Experienced Management Team Supported by Trained and Motivated Workforce. Our senior managers have on average over 10 years of experience in the PRC real estate industry and considerable strategic planning and business management expertise. Our Chairman and founder, Mr. Yong Zhang, has more than 20 years of experience in developing residential housing in China. Mr. Zhang was selected in 2004 as one of the Top 10 Rising Entrepreneurs in China’s Real Estate Industry by the China International Real Estate & Archi-tech Fair, or the CIHAF. Ms. Yuyan Yang , our Vice President and co-founder and Mr. Zhang’s spouse, has more than 10 years of experience in the real estate industry. In February 2009, Mr. Thomas Gurnee, formerly an independent director on our audit committee, was named our Chief Financial Officer. Mr. Gurnee brings in depth knowledge of finance and over 34 years of experience acting in executive and directorship roles in several public companies. Mr. Liming Ma, our Executive Vice President, joined our company in 2009. Mr. Ma has prior management experience at a number of leading real estate companies in China. We emphasize the training and motivation of our management and workforce. To promote effective recruitment, retention and advancement, we provide management with training and incentive programs that include subsidizing management’s pursuit of post-secondary degrees and programs. Currently, some of our managers are undertaking part-time post-secondary degrees and over 50 managers have completed or are at various stages of undertaking one year part-time business administration programs at top universities in China. Our workforce receives on-going training in their areas of specialization at our head office.

Relationships with Our Institutional Shareholders. In 2006, Blue Ridge China and Equity International invested in our company. Blue Ridge China is a China-focused private equity fund and Equity International is a privately-held investment company specializing in real estate investments outside the United States, founded and led by Samuel Zell and Gary Garrabrant. Equity International’s portfolio companies include Gafisa in Brazil, a publicly listed company in the United States. Equity International is affiliated with Equity Group Investments, LLC, a privately-held investment company founded by Samuel Zell, which together with its affiliates, has created some of the largest publicly-traded real estate companies in the United States. Both of these shareholders (through their designees on the board of directors) are active in major board-level decisions and contribute their expertise in corporate governance best practices, financial management and accessing global capital. Each of Blue Ridge China and Equity International has appointed one director to our board. Since the IPO in December 2007, although Blue Ridge China and Equity International no longer have any contractual rights to appoint directors to our board however, their designated directors (Yue (Justin) Tang and Christopher J. Fiegen) are and will continue to be directors of our company until their resignation or removal.

Our Strategies

Our goal is to become the leading residential property developer focused on China’s Tier II cities by implementing the following strategies:

Continue Expansion in Selected Tier II Cities. We believe that Tier II cities present development opportunities that are well suited for our scalable business model of rapid asset turnover. Many Tier II cities offer a large supply of potential development sites that meet the criteria of our internal pre-set targeted returns. Furthermore, Tier II cities currently tend to be in an early stage of market maturity and have fewer large national developers. We believe that the fragmented market and relative abundance of land supply in Tier II cities, as compared to Tier I cities, offer opportunities for us to generate attractive margins and believe that our experience in and strategic focus on Tier II cities afford us the potential to emerge as a leading developer in these markets. Since 2006, we have rapidly expanded from one to seven Tier II cities: Jinan, Suzhou, Kunshan, Zhengzhou, Chengdu, Hefei and, as a result of a property acquisition in late 2009, Xuzhou. With the recovery of the real estate market during the later part of 2009, we made a total of five land acquisitions, three in Zhengzhou, one in Jinan and the property in Xuzhou.

Conservative Financial Policy. Given that in the second half of 2008 and the first quarter of 2009, the residential real estate market in China has experienced soft demand followed in the second, third and fourth quarters of 2009 by a sharp recovery, we have developed a more conservative approach in order to cope with increased volatility. During most of 2008 and 2009, we focused our efforts and resources on the completion of existing projects and reduction of operating expenses and did not acquire properties. As the real estate market improved during 2009, we made five land acquisitions late in the year.

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

Strengthen our “Xinyuan” Brand. We intend to continue promoting “Xinyuan” brand in selected Tier II cities by delivering quality products and attentive real estate-related services to our customers. We believe, based on surveys we conducted with our customers, that over half of our property purchasers were referred to us by existing unit owners. We therefore believe that we can most effectively enhance our brand name by continuing to focus on providing quality products and after-sales support to customers to maintain their trust and loyalty and promote referrals to us. At the same time, we will continue to actively promote the “Xinyuan” brand through marketing initiatives in our targeted markets, such as increasing the level of advertising activities.

Our Markets

We currently operate in seven markets—Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Suzhou, Kunshan and Xuzhou in Jiangsu Province, and Zhengzhou in Henan Province.

The following table sets forth the numbers of our projects and the total GFA in each location indicated as of December 31, 2009.

	Chengdu	Hefei	Jinan	Kunshan	Suzhou	Zhengzhou	Xuzhou	Total
Properties under construction	1	—	1	1	1	1	—	5
Properties under planning	1	—	1	—	—	4	1	7
Completed projects	—	1	2	—	2	14	—	19
Total number of projects	2	1	4	1	3	19	1	31
Total GFA (m2)	450,374	145,455	961,916	497,076	482,555	1,849,160	92,317	4,478,853

For a discussion of revenues from each segment in each of 2007, 2008 and 2009, see “Item 5. Operating and Financial Review and Prospects – A. Operating Results - Discussion of Segment Operations.”

In addition, Zhengzhou Jiantou Xinyuan Real Estate Co. Ltd., or Jiantou Xinyuan, a property development company founded in 2005 in which we currently own a 45% interest and which operates exclusively in Zhengzhou, has initiated six projects totaling 759,997 square meters, with one property under construction, one property under planning, and four completed projects. On September 25, 2009, we entered into an agreement to acquire the remaining 55% equity interest in Jiantou Xinyuan. The completion of such equity acquisition is subject to regulatory approvals from the relevant PRC authorities. For a discussion of the proposed acquisition, see “Item 4. Information on the Company—B. Business Overview—Jiantou Xinyuan’s Projects.”

We intend to seek attractive opportunities to expand into additional Tier II cities, which we will select based on certain macroeconomic criteria, including economic growth, per capita disposable income, population and urbanization rate as well as availability of suitable land supply and local residential property market conditions.

Our Property Projects

Overview

We offer the following three main types of real estate property products:

•	multi-layer apartment buildings, which are typically six stories or less and normally require nine to 12 months to construct after we obtain the related construction permit;

•	sub-high-rise apartment buildings, which are typically seven to 11 stories and normally require 12 to 18 months to construct after we obtain the related construction permit; and

•	high-rise apartment buildings, which are typically 12 to 33 stories and normally require 18 to 24 months to construct after we obtain the related construction permit.

Our projects are in one of the following three stages:

•	completed projects, comprising projects the construction of which has been completed;

•	properties under construction, comprising properties for which the construction permits have been obtained; and

•	properties under planning, comprising properties for which we have entered into land grant contracts and are in the process of obtaining the required permits to begin construction.

Properties under Construction and Properties under Planning

The following table sets forth each of our properties currently under construction or planning as of December 31, 2009:

Project Name	Location	Type of Products(1)	Construction Commencement Date	Pre-sale Commencement Date(2)	Total Site Area (m2)	Total GFA (m2)	Total Number of Units(4)	Number of Units Sold	GFA Sold
Properties under construction
Jinan International City Garden	Jinan	H/S	09/2007	11/2007	93,928	264,416	4,672	4,580	261,907
Suzhou International City Garden(3)	Suzhou	H	02/2008	05/2008	119,089	205,161	2,436	846	69,822
Kunshan International City Garden	Kunshan	M/H	07/2008	09/2008	200,008	497,076	5,103	2,520	226,569
Zhengzhou Xinyuan Colorful Garden	Zhengzhou	M/H	03/2008	04/2008	74,462	191,786	2,233	1,776	144,850
Chengdu Xinyuan Splendid I	Chengdu	H	11/2007	09/2008	34,007	230,893	4,069	1,967	134,080
Subtotal					521,494	1,389,332	18,513	11,689	837,228
Properties under planning
Chengdu Xinyuan Splendid II	Chengdu	H	—	—	30,497	219,481	2,782	—	—
Zhengzhou Longhai Road Project	Zhengzhou	M/H	—	—	60,556	255,147	2,562	—	—
Zhengzhou Century East A	Zhengzhou	M/H	—	—	22,418	78,422	TBD	—	—
Zhengzhou Century East B	Zhengzhou	M/H	—	—	51,372	179,723	TBD	—	—
Zhengzhou Royal Palace	Zhengzhou	M/H	—	—	45,716	137,081	TBD	—	—
Xuzhou Xinyuan Colorful Garden	Xuzhou	M/H	—	—	46,777	92,317	838	—	—
Jinan Xinyuan Splendid	Jinan	M/H	—	—	200,180	536,218	TBD	—	—

Subtotal					457,516	1,498,389	6,182

Total					979,010	2,887,721	24,695	11,689	837,228

(1)	“M” refers to multi-layer buildings, “H” refers to high-rise buildings and “S” refers to sub-high-rise buildings.
(2)	Pre-sale commencement dates refer to dates on which we began or expect to begin pre-sale activities after receiving the relevant pre-sale permits.
(3)	Suzhou International City Garden was previously being developed under the name Suzhou Xinyuan Splendid.
(4)	“TBD” refers to “to be determined.”

Properties under Construction

Jinan, Shandong Province

Jinan International City Garden. Jinan International City Garden is located on South Industrial Road of Hitech Industry Park in Jinan. Jinan International City Garden covers a site area of 93,928 square meters and has a total GFA of 264,416 square meters, of which 203,617 square meters are for high-rise buildings, 40,749 square meters are for sub-high-rise buildings, 9,672 square meters are for retail stores, and 10,378 square meters are for basements. We acquired the site in August 2007, commenced construction of this project in September 2007, and delivered it at January 2010. This project consists of 4,672 units. We started pre-sales in November 2007 and, as of December 31, 2009, we had sold 4,580 units with a total GFA of 261,907 square meters.

Suzhou, Jiangsu Province

Suzhou International City Garden. Suzhou International City Garden is located on Mayun Road of Hitech District in Suzhou. It covers a site area of 119,089 square meters, and is expected to have a total GFA of 205,161 square meters, 204,157 square meters of which are for high-rise buildings and 1,004 square meters are for retail stores. We acquired the site in September 2007, commenced construction of this project in February 2008, and expect to deliver it in 2011. This project, when completed, will consist of 2,436 units. We started pre-sales in May 2008 and, as of December 31, 2009, we had sold 846 units with a total GFA of 69,822 square meters.

Kunshan, Jiangsu Province

Kunshan International City Garden. Kunshan International City Garden is located on Lucheng Road in Kunshan of Jiangsu Province. This project covers a site area of 200,008 square meters and has a total GFA of 497,076 square meters, of which 5,965 square meters are for multi-layer buildings, 481,228 square meters are for high-rise buildings and 9,883 square meters are for retail stores. We acquired the site in December 2007, commenced construction of this project in July 2008, and expect to deliver it in 2012. This project, when completed, will consist of 5,103 units. We started pre-sales in September 2008, and as of December 31, 2009, we had sold 2,520 units with a total GFA of 226,569 square meters.

Zhengzhou, Henan Province

Zhengzhou Xinyuan Colorful Garden. Zhengzhou Xinyuan Colorful Garden is located on Hezuo Road of Erqi District in Zhengzhou. It covers a site area of 74,462 square meters and has a total GFA of 191,786 square meters, of which 48,638 square meters are for multi-layer buildings, 139,564 square meters are for high-rise buildings and 3,584 square meters are for retail stores. We acquired this site in February 2008, commenced construction of this project in March 2008 and started to deliver it in December 2009. This project, when completed, will consist of 2,233 units. We started pre-sales in April 2008, and as of December 31, 2009, we had sold 1,776 units with a total GFA of 144,850 square meters.

Chengdu, Sichuan Province

Chengdu Xinyuan Splendid Phase I. Chengdu Xinyuan Splendid Phase I is located on Donghong Road of Jinjiang District in Chengdu. This project covers a site area of 34,007 square meters, and has a total GFA of 230,893 square meters, consisting of 9 high-rise buildings. We acquired the site in June 2007, commenced construction of this project in November 2007, and expect to deliver it in 2011. This project, when completed, will consist of 4,069 units. We started pre-sales activities in September 2008, and as of December 31, 2009, we had sold 1,967 units with a total GFA of 134,080 square meters.

Properties under Planning

Chengdu, Sichuan Province

Chengdu Xinyuan Splendid Phase II. Chengdu Xinyuan Splendid Phase II is located on Donghong Road of Jinjiang District in Chengdu, and is currently under planning. We acquired this site in June 2007 and commenced construction in October 2009. This project will cover an aggregate site area of 30,497 square meters, and is expected to have a total GFA of 219,481 square meters and consist of 2,782 residential units upon completion.

Zhengzhou, Henan Province

Zhengzhou Longhai Road Project. Zhengzhou Longhai Road Project is located on Longhai Road of Erqi District in Zhengzhou, and is currently under planning. It will cover a site area of 60,556 square meters and is expected to have a total GFA of 255,147 square meters. We acquired the site in September 2004 and commenced construction in January 2010. This project is expected to consist of residential 2,562 units when completed.

Zhengzhou Century East A. Zhengzhou Century East A is located on south to Yongping Road and west to Kangping Road in New-East-Zheng District in Zhengzhou, and is currently under planning. It will cover a site area of 22,418 square meters and is expected to have a total GFA of 78,422 square meters. We acquired the site in September 2009 and expect to commence construction in 2010.

Zhengzhou Century East B. Zhengzhou Century East B is located on west to Dongfeng road and north to Anping road in New-East-Zheng District in Zhengzhou, and is currently under planning. It will cover a site area of 51,372 square meters and is expected to have a total GFA of 179,723 square meters. We acquired the site in October 2009 and expect to commence construction in 2010.

Zhengzhou Royal Palace. Zhengzhou Century Royal Place is located on South to Nongke Road and East to Wenbo Road in Zhengzhou, and is currently under planning. It will cover a site area of 45,716 square meters and is expected to have a total GFA of 137,081 square meters. We acquired the site in December 2009 and expect to commence construction in 2010.

Xuzhou, Jiangsu Province

Xuzhou Xinyuan Colorful Garden. Xuzhou Xinyuan Colorful Garden is located on North of Quanshan District in Xuzhou, and is currently under planning. It will cover a site area of 46,777 square meters and is expected to have a total GFA of 92,317 square meters. We acquired the site in October 2009 and expect to commence construction in 2010. This project is expected to consist of residential 838 units when completed.

Jinan, Shandong Province

Jinan Xinyuan Splendid. Jinan Xinyuan Splendid is located on west to Lishan road, south to Xiaoqinghe road in Jinan, and is currently under planning. It will cover a site area of 200,180 square meters and is expected to have a total GFA of 536,218 square meters. We acquired the site in October 2009 and expect to commence construction in 2010.

Completed Projects

The following table sets forth each of our completed projects as of December 31, 2009.

Project Name	Location	Type of Products	Completion Date	Total Site Area (m2)	Total GFA (m2)	Total Number of Units	Number of Units Sold	GFA Sold
Zhengzhou Longhai Star Garden	Zhengzhou	M/H/S	12/2000	11,719	39,975	239	210	34,924
Zhengzhou Xinyuan Splendid:
Zhengzhou Xinyuan Splendid 1A	Zhengzhou	M/S	07/2002	35,444	62,623	484	483	62,623
Zhengzhou Xinyuan Splendid 1B	Zhengzhou	M	04/2004	21,800	43,673	333	333	43,673
Zhengzhou Xinyuan Splendid 2A	Zhengzhou	M	04/2003	23,460	39,996	271	271	39,996
Zhengzhou Xinyuan Splendid 2B	Zhengzhou	M	06/2004	19,295	27,041	86	86	27,041
Zhengzhou Xinyuan Splendid 2C	Zhengzhou	S	04/2004	9,968	21,748	132	132	21,748
Zhengzhou Xinyuan Splendid 3A3B3C	Zhengzhou	M/S	08/2005	51,014	114,774	792	792	114,774
Zhengzhou Xinyuan Splendid Haojinge	Zhengzhou	H	11/2004	8,298	31,089	166	166	31,089
Zhengzhou Xinyuan Splendid City Homestead	Zhengzhou	M	08/2005	23,606	45,378	369	369	45,378
Zhengzhou Xinyuan Splendid subtotal				192,885	386,322	2,633	2,632	386,322
Zhengzhou City Manor	Zhengzhou	M	03/2006	63,089	118,716	1,633	1,633	118,716
Zhengzhou City Family	Zhengzhou	M	12/2006	21,380	39,226	720	720	39,226
Zhengzhou Central Garden—East	Zhengzhou	M/H/S	09/2007	60,849	165,206	1,624	1,624	165,206
Zhengzhou Central Garden—West	Zhengzhou	M/H/S	09/2007	79,464	190,384	1,796	1,796	190,384
Jinan City Family	Jinan	M	11/2207	47,411	61,065	785	784	61,033
Suzhou Lake Splendid	Suzhou	M/H/S	01/2009	130,945	196,920	2,315	2,307	196,060
Hefei Wangjiang Garden	Hefei	M/H	04/2009	51,939	145,455	1,649	1,649	145,455
Suzhou Colorful Garden	Suzhou	M/H	04/2009	41,365	80,474	967	942	78,984
Jinan Elegant Scenery	Jinan	H/S	06/2009	61,502	100,217	1,127	1,126	100,181
Zhengzhou Commercial Plaza	Zhengzhou	H	06/2009	8,410	67,172	916	912	66,130
Total				770,958	1,591,132	16,404	16,335	1,582,621

Zhengzhou Central Garden (East and West). Zhengzhou Central Garden is located on Jinshui Road of Zhengdong District in Zhengzhou, near the central business district of Zhengzhou. The projects cover an aggregate area of 140,313 square meters and have an aggregate GFA of 355,590 square meters, of which 97,627 square meters are for multi layer buildings, 62,570 square meters are for sub-high-rise buildings, 181,789 square meters are for high-rise buildings and 13,604 square meters are for retail stores. The size of the units ranges from studios of approximately 39 square meters to luxury duplex units of approximately 175 square meters. We acquired the site in March 2005, commenced construction of Zhengzhou Central Garden (East) in November 2005, started pre-sales in December 2005 and delivered it in September 2007. We commenced construction of Zhengzhou Central Garden (West) in December 2005, started pre-sales in January 2006 and delivered it in September 2007. All of the 3,420 saleable units of the projects have been sold.

Jinan City Family. Jinan City Family is located on Zhangzhuang Road of Huaiyin District in Jinan. Jinan City Family covers a site area of 47,411 square meters and has a total GFA of 61,065 square meters, of which 60,256 square meters are for multi-layer buildings and 809 square meters are for retail stores. We acquired the site in August 2006, commenced construction of this project in October 2006 and delivered it in November 2007. As of December 31, 2009, we had sold 784 units out of 785 saleable units.

Suzhou Lake Splendid. Suzhou Lake Splendid is located on Tongda Road of Wuzhong District in Suzhou. Suzhou Lake Splendid covers a site area of 130,945 square meters and has a total GFA of 196,920 square meters, of which 98,704 square meters are for multi-layer buildings, 58,449 square meters are for sub-high-rise buildings, 35,800 square meters are for high-rise buildings and 3,967 square meters are for retail stores. We acquired the site in January 2007, commenced construction of this project in March 2007, and delivered it in January 2009. As of December 31, 2009, we had sold 2,307 units out of 2,315 saleable units.

Hefei Wangjiang Garden. Hefei Wangjiang Garden is located at Wangjiang Road of Baohe District in Hefei. Hefei Wangjiang Garden covers a site area of 51,939 square meters and has a total GFA of 145,455 square meters, of which 9,436 square meters are for multi-layer buildings, 135,157 square meters are for high-rise buildings and 859 square meters are for retail stores. We acquired the site in February 2007, commenced construction of this project in May 2007 and delivered it in April 2009. As of December 31, 2009, all of the 1,649 saleable units were sold.

Suzhou Colorful Garden. Suzhou Colorful Garden is located on Xihuan Road of Jinchang District in Suzhou. This project covers a site area of 41,365 square meters and has a total GFA of 80,474 square meters, which consists of 33,231 square meters of multi-layer buildings, 45,801 square meters of high-rise buildings and 1,442 square meters of retail stores. We acquired the site in January 2007, commenced construction of this project in June 2007 and delivered it in April 2009. As of December 31, 2009, we had sold 942 units out of 967 saleable units.

Jinan Elegant Scenery. Jinan Elegant Scenery is located on Autoplant Road East of Tianqiao District in Jinan. Jinan Elegant Scenery covers a site area of 61,502 square meters and has a total GFA of 100,217 square meters, of which 78,862 square meters are for sub-high-rise buildings, 15,763 square meters are for high-rise buildings, 5,120 square meters are for retail stores and 472 square meters are for basements. We acquired the site in December 2006, commenced construction of this project in December 2006 and delivered it in June 2009. As of December 31, 2009, we had sold 1,126 units out of 1,127 saleable units.

Zhengzhou Commercial Plaza. Zhengzhou Commercial Plaza is located on Jingsan Road of Jinshui District in Zhengzhou. Zhengzhou Commercial Plaza covers a site area of 8,410 square meters and has a total GFA of 67,172 square meters. This project consists of two high-rise buildings. One building with a total GFA of 27,367 square meters is purely for residential use. The other with a total GFA of 39,806 square meters is for both residential and commercial use. We acquired this site in 2004, commenced construction of this project in November 2006 and delivered it in June 2009. As of December 31, 2009, we had sold 912 units out of 916 saleable units.

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

Jiantou Xinyuan’s Projects

As of December 31, 2009, Jiantou Xinyuan completed four projects, one project was under construction and one project was under planning. In addition, Jiantou Xinyuan owns a 52% interest in a company that has one completed project. The six projects are all located in Zhengzhou, with a total GFA of 759,997 square meters. The following table sets forth detailed information for each project.

Project Name	Location	Type of Products	Construction Commencement Date	Pre-sale Commencement Date	Total Site Area (m2)	Total GFA (m2)	Total Units	Number of Units Sold	GFA Sold
Properties under construction
Zhengzhou Yipin Xiangshan Phase I	Zhengzhou	M/S	04/2008	12/2009	57,289	93,944	979	562	39,318
Properties under planning
Zhengzhou Yipin Xiangshan Phase II	Zhengzhou	M/S	—	—	81,145	194,177	—	—	—
Completed Projects
Zhengzhou International City Garden Phase I	Zhengzhou	M	03/2006	08/2007	64,370	107,439	1,560	1,560	—
Zhengzhou International Plaza (1)	Zhengzhou	H	03/2007	01/2009	10,095	41,115	505	505	—
Zhengzhou City Mansion	Zhengzhou	M/S	03/2007	05/2009	21,516	42,703	788	771	1,857
Zhengzhou International City Garden Phase II	Zhengzhou	H	07/2007	08/2009	96,240	280,619	3,693	3,675	13,307

Total					330,655	759,997	7,525	7,073	54,482

(1)	Jiantou Xinyuan owns a 52% interest in the project company developing Zhengzhou International Plaza. The remaining 48% interest in that project company is owned by an independent third party.

We hold a 45% equity interest in Jiantou Xinyuan, with 50% held by Zhengzhou General Construction Investment Company and the remaining 5% held by Zhengzhou Jiantou Project Consulting Co., Ltd. Under the joint venture contract, we and the other partners agree to share the profits according to our respective equity interests in Jiantou Xinyuan. We and the other partners also extend loans to Jiantou Xinyuan at an interest rate comparable to bank lending rates for Jiantou Xinyuan’s property development operations. On September 25, 2009, we, through our indirect wholly owned subsidiary Henan Xinyuan, entered into an Equity Transfer and Profit Distribution Agreement, or ETA, with Zhengzhou General Construction Investment Co., Ltd. and Zhengzhou Jiantou Engineering Co., Ltd., or, collectively, the Sellers, to purchase from the Sellers their 55% equity interest in Jiantou Xinyuan, or the 55% Equity. The purchase price for the 55% Equity is US$4.2 million. As part of the transaction, Jiantou Xinyuan has made distributions of US$26.7 million to the Sellers and has declared distributions of US$21.8 million to Henan Xinyuan.

Pursuant to the ETA, the aggregate purchase price for the 55% Equity is approximately US$4.2 million in cash. As the Sellers are state-owned enterprises, our proposed acquisition of the 55% Equity is deemed a transfer of state-owned assets. Under PRC laws and regulations governing transfers of state-owned assets, state-owned assets, including state-owned equity interests, are required to be sold or disposed through a public listing and auction process, unless a proposed sale or disposition has been exempted by the relevant authority. Under the ETA, the Sellers are responsible for obtaining any governmental approvals necessary for the transfer, including, if available, an exemption from the public listing and auction process. The Sellers have not obtained the exemption from the Zhengzhou municipal administration of state-owned assets, or Zhengzhou SASAC, for our acquisition of the 55% Equity. Accordingly, we anticipate that the Sellers will be required to complete their sale of the 55% Equity through the public listing and auction process. Due to the mandatory procedures and the uncertainties involved in the listing and auction process as well as the governmental approvals required prior to the commencement of such process, we cannot predict the exact timing that would be required to complete the process or assure you that we will actually be selected as the winning bidder for the 55% Equity in the listing and auction process. Any closing of the proposed acquisition of the 55% Equity pursuant to the ETA will be subject to customary closing conditions, including, in the absence of an exemption of the public listing and auction process, our being selected as the successful bidder in the public listing and auction process.

Zhengzhou Yipin Xiangshan Phase I. Zhengzhou Yipin Xiangshan Phase I is located on Yingcai street of Huiji District in Zhengzhou. This project covers a site area of 57,289 square meters, and has a total GFA of 93,944 square meters, of which 26,855 square meters are for multi-layer buildings, 61,603 square meters are for sub-high-rise buildings and 5,486 square meters are for retail stores. Jiantou Xinyuan acquired the site in December 2007, commenced construction of this project in April 2008, and started delivery in December 2009. This project, when completed, will consist of 979 units. Jiantou Xinyuan started pre-sales activities in July 2008, and as of December 31, 2009, 562 units had been sold.

Zhengzhou Yipin Xiangshan Phase II. Zhengzhou Yipin Xiangshan Phase II is located on Yingcai street of Huiji District in Zhengzhou. Jiantou Xinyuan acquired the site in April 2008. Commencement of construction is not yet scheduled. This project will cover a site area of 81,145 square meters, have a total GFA of 194,177 square meters.

Zhengzhou International City Garden (Phase I). Zhengzhou International City Garden (Phase I) is located on Mianfang Road of Erqi District in Zhengzhou. This project covers a site area of 64,370 square meters and has a total GFA of 107,439 square meters. It contains 23 multi-layer buildings. Jiantou Xinyuan acquired the site in December 2005, commenced construction of this project in March 2006 and delivered it in January 2007. Pre-sales started in April 2006 and, as of December 31, 2009, all 1,560 saleable units had been sold.

Zhengzhou International Plaza(Phase I). Zhengzhou International Plaza is located on Jianshe Road of Zhongyuan District in Zhengzhou. This project covers a site area of 10,095 square meters and is expected to have a total GFA of 41,115 square meters. It comprised of 31,377 square meters of high-rise buildings and 9,738 square meters of retail stores. Jiantou Xinyuan acquired the site in November 2006, commenced construction in March 2007 and delivered it in January 2009. Jiantou Xinyuan started pre-sales in July 2007 and, as of December 31 2009, all 505 saleable units had been sold.

Zhengzhou City Mansion. Zhengzhou City Mansion is located on Tongbai Road of Zhongyuan District in Zhengzhou. It covers a site area of 21,516 square meters and has a total GFA of 42,703 square meters, of which 12,280 square meters consist of multi-layer buildings, 18,248 square meters consist of sub-high-rise buildings, and 12,175 square meters consist of retail stores. Jiantou Xinyuan acquired the site in November 2006, commenced construction in March 2007 and delivered it in May 2009. Jiantou Xinyuan started pre-sales for this project in May 2007 and, as of December 31, 2009, 771 saleable units had been sold.

Zhengzhou International City Garden (Phase II). Zhengzhou International City Garden (Phase II) is located on Mianfang Road of Erqi District in Zhengzhou. It covers a site area of 96,240 square meters and has a total GFA of 280,619 square meters, containing 17 high-rise buildings of 257,939 square meters and 22,680 square meters of retail stores. Jiantou Xinyuan acquired the site in December 2005, commenced construction in July 2007 and started delivery in August 2009. This project, when completed, will have 3,693 units. Pre-sales started in February 2008 and, as of December 31, 2009, 3,675 saleable units had been sold with a total GFA of 280,619.

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

Initial Planning and Budgeting

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

As of December 31, 2009, we had a total GFA of 1,389,332 square meters for property projects under construction and a total GFA of 1,498,389 square meters for property projects under planning. We continually seek attractive opportunities to acquire development sites which meet our selection criteria.

Project Planning and Design

Our project planning and design process includes concept and architectural design, construction and engineering design, budgeting, financial analysis and projections as well as arranging for financing. We believe careful planning is essential to control costs, quality and timing of our projects.

We outsource our design work to reputable third-party design firms. Our planning and development team, with 75 employees as of December 31, 2009, works closely with project managers as well as our external designers and architects to ensure that our designs comply with PRC laws and regulations, and meet our design and other project objectives. Our senior management is also actively involved in the whole process, especially in the master planning and architectural design of our projects. We use our enterprise resource planning systems to conduct preliminary planning and scheduling for each stage of the development project, including planning our outsourcing requirements for the project construction stage.

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

As of December 31, 2009, we maintain a marketing and sales force for our development projects with 60 personnel specializing in marketing and sales. We use outside sales agencies for all of our projects.

Our marketing and sales teams work closely with each other and with our external sales agents to survey the demographics for a particular project area to determine the appropriate advertising, promotion, and selling plans for that project. We develop customer awareness through our marketing and promotion efforts and through referrals from satisfied customers. A sales team at each project is responsible for following through on the entire sales process including setting monthly sales targets, controlling prices, implementing special promotions, monitoring external sales agency performance, and processing customer feedback.

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

If a purchaser defaults under the loan while our guarantee is in effect, and we repay all debt owed by the purchaser to the mortgagee bank, the mortgagee bank must assign its rights under the loan to us. We are entitled to full recourse to the property after the registration of the mortgage. In line with what we believe is industry practice, we do not conduct independent credit checks on our customers but rely on the credit checks conducted by the mortgagee banks. As of December 31, 2007, 2008 and 2009, we guaranteed mortgage loans in the aggregate outstanding amounts US$209.6 million, US$384.0 million and US$509.2 million, respectively.

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

Our property management services include security, landscaping, building management and management of public facilities and equipment, and additional services, such as cultural activities, housekeeping and repair. We are currently managing approximately 3,000,000 square meters, comprising more than 30,000 residential units.

Our Leased Properties and Real Estate Related Services

Ancillary to our property development operations, we also lease certain properties, including an elementary school, a basement, three clubhouses, five kindergartens and parking facilities. The rental income of our lease operations represented 0.1%, 0.1% and 0.1%, respectively, of our revenues for the years ended December 31, 2007, 2008 and 2009.

We also provide property management services and other real estate related services such as landscaping and installing intercom systems, through three of our subsidiaries, Henan Xinyuan Property Management Co., Ltd., Zhengzhou Mingyuan Landscape Engineering Co., Ltd. and Zhengzhou Xinyuan Computer Network Engineering Co., Ltd. Prior to 2009, we also provided real estate agency services through our subsidiary, Henan Xinyuan Real Estate Agency Co., Ltd., which we liquidated at the beginning of 2009. For the years ended December 31, 2007, 2008 and 2009, revenues from our real estate related services represented 1.2%, 1.1% and 1.6% of our total revenues for those periods, respectively.

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

Our contractors are also subject to our quality control procedures, including examination of materials and supplies, on-site inspection and production of progress reports. We require our contractors to comply with relevant PRC laws and regulations, as well as our own standards and specifications. Despite the “turnkey” nature of the construction contracts, we closely monitor the construction work for quality, timing and cost control reasons. Our project construction management team consists of 108 employees as of December 31, 2009, all of whom are professionally qualified civil engineers or surveyors and are responsible for supervising and managing the construction costs, construction schedule and quality of the construction work. We set up a profile for each and every unit constructed and monitor the quality of such unit throughout its construction period until its delivery. We also employ independent surveyors to supervise the construction progress. In addition, the construction of real estate projects is regularly inspected and supervised by PRC governmental authorities.

Competition

The real estate industry in China is highly competitive. In the Tier II cities we focus on, the markets are relatively more fragmented than Tier I cities. We compete primarily with local and regional property developers, but an increasing number of large national property developers have also started to enter these markets. Competitive factors include the geographical location of the projects, the types of products offered, brand recognition, price, design and quality. See “Item 3. Key Information—D. Risk Factors—Risk Relating to the Residential Property Industry in China—We face intense competition from other real estate developers.” In the Tier II cities in which we operate, our major competitors include China Overseas Property Ltd., China Vanke Co., Ltd., Sunshine 100, China Resources Land Limited, Henan Zhengshang Real Estate Co., Ltd., Henan New Greatwall Real Estate Co., Ltd. and Longhu Real Estate Co., Ltd.

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

Our projects are normally required to undergo an environmental impact assessment by government-appointed third parties, and a report of such assessment needs to be submitted to the relevant environmental authorities in order to obtain their approval before commencing construction. Upon completion of each project, the relevant environmental authorities inspect the site to ensure the applicable environmental standards have been complied with, and the resulting report is presented together with other specified documents to the relevant construction administration authorities for their approval and record. Approval from the environmental authorities of such report is required before we can deliver our completed work to our customers. In the past, we have not experienced any difficulties in obtaining those approvals for commencement of construction and delivery of completed projects. However, we cannot assure you that we will not experience any difficulties in the future. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Environmental Protection in Construction Projects.”

Employees

As of December 31, 2009, we had 482 full time employees. The following table sets forth the number of our full time employees categorized by function as of the period indicated:

	As of December 31, 2007	As of December 31, 2008	As of December 31, 2009
Management	19	20	18
Finance	69	78	70
Planning and development	90	99	75
Project construction management	155	161	108
Sales and marketing	171	132	60
Property management	32	57	53
Administrative and human resources	89	90	90
Legal and audit	8	8	8
Total	633	645	482

During the year ended December 31, 2009, our subsidiary, Henan Xinyuan Property Management Co., Ltd., also hired approximately 1,213 temporary employees, most of whom provided security and housekeeping services relating to property management.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing funds, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2007, 2008 and 2009 was US$1,476,405, US$2,062,315 and US$935,791, respectively.

On August 11, 2007, we granted share options awards for an aggregate of 6,802,495 common shares to our directors, employees, consultants and employees of our equity investee. On November 5, 2007, we granted options for an aggregate of 2,441,844 common shares to our directors, management, key employees and employees of our equity investee. On July 1, 2008, we granted share option awards for an aggregate of 360,000 common shares to our employees. On March 31, 2009, we granted a share option award of 500,000 common shares to one employee. In August 2009, we granted a share option award of 100,000 common shares to one employee.

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

We operate our business in China under a legal regime consisting of the National People’s Congress, State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOHURD, MLR, the MOFCOM, the NDRC, the SAIC, and the SAFE, and their respective authorized local counterparts.

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

Pursuant to the Notice on Further Strengthening the Administration of the Costs and Revenues Associated with Land Grant, jointly issued by the Ministry of Finance, the MLR, the PBOC, the Ministry of Supervision and the National Audit Office on November 18, 2009, all payments for land use rights paid for through installments must be made in full within 1 year. In certain circumstances the payment term may be extended to two years upon the approval of the competent authorities. In addition, the initial installment payment may not be less than 50% of the overall amount owed for the land use rights.

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

Xinyuan (China) Real Estate, Ltd., Henan Xinyuan Real Estate Co., Ltd., Suzhou Xinyuan Real Estate Development Co., Ltd., Henan Wanzhong Real Estate Co., Ltd., Shandong Xinyuan Real Estate Co., Ltd., Qingdao Xinyuan Real Estate Co., Ltd., Anhui Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate (Chengdu) Co., Ltd., Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., Beijing Xinyuan Wanzhong Real Estate Co., Ltd., Kunshan Xinyuan Real Estate Co., Ltd., Henan Jiye Real Estate Co., Ltd. and Xuzhou Xinyuan Real Estate Co., Ltd. are registered as real estate development enterprises.

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

Regulations on Foreign Invested Real Estate Enterprise

Industrial Restriction

Under the Catalogue of Industries for Guiding Foreign Investment, promulgated on October 31, 2007 jointly by the MOFCOM and the NDRC and effective as of December 1, 2007, the development of a whole land lot which is to be operated only by sino-foreign equity joint ventures or co-operative joint ventures, the construction and operation of high-end hotels, villas, premium office buildings, international conference centers and large-scale scheme parks, and the real estate intermediary services and second transaction market fall within the category under which foreign investment is restricted. The construction and operation of golf courses falls within the category under which foreign investment is forbidden. The development and construction of ordinary residential properties was removed from the “encouraged” category of investments and, together with other types of real estate-related business, is not specifically mentioned in the catalogue. We have been advised by our PRC counsel that this means that they continue to be permitted by the MOFCOM and the NDRC.

Xinyuan (China) Real Estate, Ltd. is a wholly foreign owned enterprise and targets the development of ordinary residential properties in which foreign investment is permitted.

Circular No. 171

Considering the increasing foreign investment in the real estate industry in recent years, the MOHURD, the MOFCOM, the NDRC, the PBOC, the SAIC, and the SAFE jointly promulgated the Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market, or Circular No. 171, on July 11, 2006, which may impact foreign investment in the real estate industry in the following areas:

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

Circular No. 130

On July 10, 2007, the SAFE promulgated the Notice on Publicity of the List of the 1st Group of Foreign Invested Real Estate Projects Filed with the MOFCOM , which is a strict embodiment and application of Circular No. 50, under which some notices will have a significant impact on offshore financings of FIREEs. Some of the key developments in this area are as follows:

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

Henan Xinyuan Real Estate Co., Ltd. is classified as a class I developer. Xinyuan (China) Real Estate, Ltd. is classified as a class II developer. Shandong Xinyuan Real Estate Co., Ltd. and Xinyuan Real Estate (Chengdu) Co., Ltd. are classified as class III developers. The following companies i.e., Suzhou Xinyuan Real Estate Development Co., Ltd., Anhui Xinyuan Real Estate Co., Ltd., Kunshan Xinyuan Real Estate Co., Ltd. and Xuzhou Xinyuan Real Estate Co., Ltd., either hold a valid temporary qualification or are applying for a formal qualification or extension of the expired temporary qualification. In addition, Henan Jiye Real Estate Co., Ltd., a newly established company, is currently applying for a temporary qualification for the first time.

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

Under the Implementing Regulations on Supervision of Proceeds from Pre-sales of Commodity Properties of Jinan City, promulgated by Jinan Committee of Construction on September 26, 2005 and effective as of October 26, 2005, the proceeds from pre-sales of properties must be used in the construction of pre-sale projects, including the purchase of construction materials and equipments, remittance of construction fees and taxes payable, and should not be used for other purposes.

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

Pursuant to the Regulations on Supervision of Proceeds from the Pre-sales of Commodity Properties in Zhengzhou, promulgated by the Zhengzhou People’s Government on November 20, 2009 and effective as of December 20, 2009, the proceeds from the pre-sales of properties must be used for the construction of the same, which includes the purchase of construction materials and equipment, remittance of fees for construction and taxes payable.

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

•

from June 1, 2006 onward, purchasers are required to pay a minimum of 30% of the purchase price as down payment for self-use purposes. However, if purchasers purchase apartments with a floor area of less than 90 square meters for self-use, the existing requirement of 20% of the purchase price as down payment remains unchanged.

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

The Circular on Amending the Business Tax Policy for Individuals Transferring Property, issued on December 22, 2009 by the Ministry of Finance and the State Administration for Taxation, provides that:

•	from January 1, 2010, individuals who sell non-ordinary residential properties that they had bought in the past five years will be liable for business tax;

•

individuals who sell non-ordinary residential properties they had bought five or more years ago or sell ordinary houses they had bought in the past five years will be liable for business tax on the revenue from the sale, minus the original purchase price; and

•	individuals who sell ordinary residential properties they had bought five or more years ago will be exempt from business tax.

On January 7, 2010, the General Office of the State Council issued the Notice on Promoting the Sound Development of the Real Estate Market, which took effect on the same date. This notice stipulates that the purchasers of a second residential property for their households must make down payment of no less than 40% of the purchasing price and real estate developers must commence the sale within the mandated period as set forth in the pre-sale approvals and at the publicly announced prices.

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

The Notice on Increasing the Supply of, and Strengthening the Supervision over, Land for Real Estate Development Purposes issued on March 8, 2010 by the MLR, provides that:

•	the floor price of a parcel of land must not be lower than 70% of the benchmark land price set for the area in which the parcel is located;

•	real estate developers participating in land auctions must pay a deposit equivalent to 20% of the land parcel’s floor price; and

•

real estate developers must report to the competent land authorities when they commence and complete the construction of each project, and the land authorities will conduct inspections according to the corresponding land grant contract.

This notice also reiterated the policy that the initial installment payment made by real estate developers for a parcel of land must not be less than 50% of the overall amount owed for the land use rights.

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

Zhengzhou Mingyuan Landscape Engineering Co., Ltd. is a Class III urban landscaping service company. Its qualification will expire in May 2013.

C. Organizational Structure

The following diagram illustrates our corporate structure as of March 2010.

(1)	The other shareholders of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. are Zhengzhou General Construction Investment Company (50%) and Zhengzhou Jiantou Project Consulting Co., Ltd. (5%).

D. Property, plant and equipment

Our headquarters are located in Beijing China, where we lease approximately 2,390 square meters of office space. We also lease a total of approximately 5,400 square meters of office space in other cities where our subsidiaries are located, which includes approximately 300 square meters in Chengdu, Sichuan Province, 144 square meters in Hefei, Anhui Province, 1,044 square meters in Jinan, Shandong Province, 562 square meters in Suzhou, Jiangsu Province, 1,270 square meters in Kunshan, Jiangsu Province, 581 square meters in Xuzhou, Jiansu Province and 1,497 square meters in Zhengzhou, Henan Province.

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

A. Operating Results

Overview

Since our inception in 1997, we have completed nineteen projects with total GFA of 1,591,132 square meters. Since 2006, we have expanded our operations outside of Zhengzhou and we are currently developing and planning projects in seven Tier II cities. As of December 31, 2009, we had twelve projects in six cities with estimated total GFA of 2,887,172 square meters under construction and planning, of which five projects with estimated total GFA of 1,389,332 square meters were under construction. From September to December 2009, we acquired five parcels of land with an aggregate site area of 366,000 square meters and an aggregate estimated buildable GFA of 1,024,000 square meters, which are included in the projects under planning as of December 31, 2009.

Our revenue, derived primarily from sales of residential real estate, has increased from US$309.7 million in 2007 to US$356.6 million in 2008 and to US$449.0 million in 2009. Our net income/(loss) was US$45.7 million, US$(23.6) million, and US$42.4 million, respectively, for the same periods. We acquire land primarily through auctions of government land. This acquisition method allows us to obtain unoccupied land with unencumbered land use rights, which in turn enables us to save the time and expenses associated with protracted legal processes to obtain title, demolition and re-settlement and to commence construction quickly.

As a public company, we are subject to the rules and regulations of the United States securities laws and the NYSE relating to, among other things, corporate governance and internal controls. As such, we have recruited the appropriate amount of experienced management, accounting and other personnel. We have also incurred expenses to improve our enterprise resource management system and internal controls.

The most significant factors that directly or indirectly affect our financial performance and results of operations are:

•	Economic growth and demand for residential property in China;

•	PRC government policies and regulations, including tax guidelines and lending policies for the real estate sector;

•	Location, number and type of our property developments;

•	Availability and cost of financing;

•	Acquisition of quality land use rights in target markets;

•	Changes in the price of raw materials and labor costs; and

•	Our execution capability to support business expansion.

We hold a 45% interest in a joint venture company, Jiantou Xinyuan, which as of December 31, 2009 had completed four projects with total GFA of 471,876 square meters. One additional project is under construction with an estimated total GFA of 93,944 square meters. One project is under planning with estimated total GFA of 194,117 square meters. All of Jiantou Xinyuan’s projects are located in Zhengzhou in Henan Province.

As discussed above, on September 25, 2009, we, through our indirectly wholly owned subsidiary, Henan Xinyuan, entered into an Equity Transfer and Profit Distribution Agreement, or ETA, with Zhengzhou General Construction Investment Company and Zhengzhou Jiantou Project Consulting Co., Ltd., or collectively, the Sellers, to acquire their 55% equity interest in Jiantou Xinyuan. As the Sellers are state-owned enterprises, our proposed acquisition of the 55% Equity is deemed as a transfer of state-owned assets. For a discussion of the pending transaction, see “Item 4. Information on the Company—B. Business Overview—Jiantou Xinyuan’s Projects.”

Principal Factors Affecting Our Results of Operations

Economic growth and demand for residential property in China

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the Tier II cities where we operate. As of December 30, 2009, 99.6% of the units in our completed projects have been sold. Although we experienced less demand during the fourth quarter of 2008 and the first quarter of 2009 due to the impact of the global financial crisis, we expect continuing economic growth in China, rising disposable income levels and population growth in Tier II cities to support demand for residential properties over the next few years.

PRC government policies and regulations

Our business and results of operations are significantly affected by PRC government policies and regulations, particularly those that relate to land sales and development, project and consumer financing, property sales and transfers, property taxation and residential property prices.

Since 2004, due to concerns that investment in the PRC property market may become excessive, the PRC government introduced a series of measures to curb speculative investments in the property market, regulate real estate project lending and promote the development of more low-and mid-priced housing. These policies have included, among others, clarification of the measurement and enforcement of land appreciation tax, or LAT, 40% minimum down payment for any purchase of second or subsequent residential property, the increase of the loan interest rate for such purchases to no less than 110% of the benchmark interest rate, the tightening of money supply and the lifting of bank lending rates.

However, due to the financial crisis beginning in late 2008, the PRC government introduced a stimulus package, which included the reduction of deed taxes for first-time purchasers of ordinary residential property of less than 90 square meters, the waiver of stamp duty fees for individuals who are purchasing or selling ordinary residential properties, and the exemption of LAT for individuals who are selling ordinary residential properties, among other benefits.

In late 2009, the PRC real estate market recovered and housing prices rose rapidly in certain cities. In connection with this, the general office of PRC State Council issued a circular on January 7, 2010 which aimed to control the rapid increase in housing prices and cool down of the real estate market. Among other matters, the circular reiterated that purchasers of a second residential property for their households must make down payments of no less than 40% of the purchasing price, and that real estate developers who have received approval to sell property must commence the sale within the mandated period at the price they have publicly announced. The circular also requested local governments to increase the effective supply of low income housing and ordinary commodity housing and instructed the PBOC and the China Banking Regulatory Commission to tighten the supervision of bank lending to the real estate sector. On January 18, 2010, the PBOC decided to tighten the credit supply by increasing the reserve requirement ratio for commercial banks by 0.5%, which was the first increase since June 2008.

We believe it is in the PRC government’s interest to stabilize the market, and the urbanization process and the continuous increase of disposable income will continue to support the long-term growth of China’s real estate market, so we expect that the government will maintain policies that will foster long-term healthy growth and curb potential bubbles in the market. However, there can be no assurance that the PRC government will not adopt further measures in the near future that may adversely affect our business and financial performance.

Moreover, a substantial portion of our customers depend on mortgage financing to purchase our properties. Although government policies have generally fostered the growth of private home ownership, regulations have been adopted in recent years to tighten and then loosen mortgage lending rules. For example, the minimum down payment required for residential properties of 90 square meters or more was increased from 20% to 30% of the purchase price in 2006. In September 2007, the minimum down payment for any second or subsequent purchase of residential property was increased to 40% of the purchase price where the purchaser had obtained a bank loan to finance the purchase of his or her first property. Moreover, the interest rate for bank loans of such purchase may not be less than 110% of the People’s Bank of China, or PBOC, benchmark rate of the same term and category. Effective as of December 20, 2008, when purchasing a second property to improve their living conditions, residents who have already purchased, with mortgages, an “ordinary property for self-use” that is smaller than the average size for their locality are entitled to the preferential loan interest rate and down payment ratio available to first-time purchasers of residential property. The down payment ratio, the loan interest rate and the size of mortgage financing are important factors that affect our results of operations.

The PRC government will also from time to time introduce sales tax incentives or disincentives to either stimulate or dampen demand. For example, the required holding period for avoidance of tax on capital gains on sale of real estate was extended in December 2009 from 2 years to 5 years in an effort to reduce alleged speculation.

Number, type and location of our property developments

The amount of revenue we record in any given period is affected by a number of factors, including the number, type and location of properties we have under construction and their stage of completion, whether the completed units have been sold and the realized selling prices for such units. The average selling prices of our projects vary depending on the types and sizes of the units sold and on the location of the projects. As the overall development moves closer to completion, the sales prices tend to increase because a more established residential community is offered to purchasers. The type of property development affects the estimated construction period of the project, which largely determines the revenue recognition method we apply. Revenue recognized in any period under the full accrual method depends on the number, aggregate GFA and average selling prices of units completed and sold during the period. Revenue recognized in any period under the percentage of completion method depends on contracted sales of units in the relevant project and the completion progress of a project (measured by the ratio of cost incurred to total estimated cost). As the completion and sales of our projects are not spread evenly over time, our results of operations may differ significantly from period to period.

Availability and cost of financing

Like other property developers, we require substantial capital investment for the acquisition of land use rights and the construction of our projects. Our ability to secure financing for such purposes affects the number of projects we are able to develop at any time. In the wake of the global financial and economic crisis, the PBOC reduced the reserve requirement ratio imposed on banks several times in late 2008 from 17.5% to 15.5%. However after maintaining the reserve requirement at 15.5% for approximately 12 months, the PBOC announced that the reserve requirement was increased to 16% starting January 2010, thus impacting the total amount of bank loans available to the real estate industry. These changes in the availability of bank loans may affect our ability to obtain sufficient funding from banks to finance our business expansion.

The cost of our financing also affects our operating results. We typically obtain bank borrowings for up to 65% of the cost of our land use rights to fund project development after we receive the required permits. Interest rates on our commercial bank borrowings vary and are linked to benchmark lending rates published by the PBOC. The PBOC decreased the benchmark lending rate five times in 2008 but has not changed it since December 23, 2008. In 2007, we issued US$75 million principal amount of floating rate notes, which bear interest at a variable rate based on LIBOR plus 6.8% per annum, and US$25 million principal amount of convertible notes, which bear interest at 2% per annum. We expect our interest costs to fluctuate in future periods as a result of changes in interest rates and our outstanding borrowing.

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

Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites in Tier II cities increases, the auction mechanism tends to lead to higher prices. In 2007, 2008 and 2009, land use rights costs, including auction price and taxes, constituted 47.1%, 44.9% and 42.5%, respectively, of our cost of revenue. We have noted that land use rights costs stabilized in the Tier II cities where we have operations due to softness in the market during the fourth quarter of 2008 and the first quarter of 2009. However, in late 2009, land use rights costs started to increase again due to the recovery of the real estate market in China and sudden rise in housing prices in certain cities. The land cost of the five parcels of land acquired from September to December 2009 is expected to account for 43.5% of total project costs.

Increases in the price of raw materials and labor costs

We outsource the design and construction of our property developments to third-party service providers. Our third-party contractors are responsible for providing labor and procuring a majority of the raw materials used in our project developments. Our construction contracts typically provide for fixed or capped payments, but the payments are subject to changes in certain cases, such as changes in government-suggested steel prices. Any increase in labor costs or other costs which may result in adjustments in payments under our construction contracts could result in an increase in our construction costs. In addition, the increase in the price of raw materials, such as cement, concrete blocks and bricks, in the long run could be passed on to us by our contractors, which could increase our construction costs. Any input cost increase could reduce our earnings to the extent we are unable to pass these increased costs to our customers.

Our execution capability to support business expansion

Since 2006, we have been expanding our residential property development operations from Zhengzhou in Henan Province into other Tier II cities, including Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, and Suzhou and Kunshan in Jiangsu Province. In the fourth quarter of 2009, we acquired land in Xuzhou in Jiangsu Province and plan to expand into additional Tier II cities as suitable opportunities arise. The development of real estate projects outside Zhengzhou will impose significant demand on our management and other operational resources. Moreover, we will face additional competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of these Tier II cities has its own market conditions, customer requirements and local regulations related to the real estate industry. The success of our business expansion depends on our ability to develop, market, and deliver quality development projects on time. The progress and costs of a development project can be adversely affected by many factors, such as delays in obtaining necessary licenses, permits or approvals from relevant government authorities, failure by local contractors to comply with our designs, specifications or standards, and disputes with our third-party contractors. For instance, we are not permitted to commence pre-sales until we have reached certain milestones in the construction progress for a project. Thus, any significant delay in construction could restrict our ability to pre-sell our properties, which could extend the recovery period for our investments. This, in turn, could have an adverse effect on our cash flow, investment returns and financial position.

Operating Results

Revenues

Our revenues are derived mainly from the development and sale of real estate. In addition, we generate a small percentage of revenue from leasing ancillary facilities and residential units in certain of our residential developments, as well as from the provision of related services, including property management and real estate agency services.

	Year Ended December 31,
	2007		2008		2009
	US$	%	US$	%	US$	%
	(US$ in thousands, except for percentages)
Real estate sales	305,668	98.7	352,181	98.8	441,338	98.3
Real estate leasing	339	0.1	379	0.1	320	0.1
Other revenue	3,718	1.2	4,072	1.1	7,326	1.6
Total revenues	309,725	100.0	356,632	100.0	448,984	100.0

Real Estate Sales

Real estate sales represent revenues from the sales of residential properties we develop. Throughout this annual report, real estate sales are stated net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$18.0 million, US$21.3 million and US$25.8 million, for 2007, 2008 and 2009, respectively.

When we developed smaller projects in the past, we recognized most of our projects under the full accrual method. In 2006, we recognized revenues from two projects, Zhengzhou Central Garden-East and Zhengzhou Central Garden-West, under the percentage of completion method. In 2007, we recognized revenues from six additional projects, Suzhou Lake Splendid, Jinan Elegant Scenery, Zhengzhou Commercial Plaza, Suzhou Colorful Garden, Hefei Wangjiang Garden and Shandong International City Garden, under the percentage of completion method. In the year ended December 31, 2008, we recognized revenue from four additional projects, Henan Colorful Garden, Suzhou International City Garden, Chengdu Xinyuan Splendid Phase I, and Kunshan International City Garden, under the percentage of completion method. The full accrual method was applied to the remainder of our projects. In the year ended December 31, 2009, we recognized all our real estate sales revenues under the percentage of completion method.

Real Estate Leasing

Real estate leasing revenues represent the income from the rental of ancillary facilities, including kindergarten, elementary school, clubhouse and parking facilities, in a number of our developments. We also lease a small number of residential units owned by us.

Other Revenue

Other revenue consists primarily of fees received for our property management services, landscaping and computer network engineering and other real estate-related services that we provide to residents and purchasers of our residential units.

Cost of Revenues

The following table sets forth a breakdown of our cost of revenues for the period indicated.

	Year Ended December 31,
	2007		2008		2009
	US$	%	US$	%	US$	%
	(US$ in thousands, except for percentages)
Cost of real estate sales
Land use rights costs	97,946	47.1	160,297	44.9	153,004	42.5
Construction costs	107,264	51.5	136,999	38.4	198,432	55.2
Impairment charges	—		55,004	15.4	—	—

Total cost of real estate sales	205,210	98.6	352,300	98.7	351,436	97.7
Cost of real estate leasing	655	0.3	583	0.2	598	0.2
Other costs	2,270	1.1	4,098	1.1	7,705	2.1

Total costs of revenues	208,135	100.0	356,981	100.0	359,739	100.0

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

Land use rights cost. Land use rights costs include the amount we pay to acquire land use rights for our property development sites, plus taxes. We acquire our development sites mainly by competitive bidding at public auctions of government land. Our land use rights costs for different projects vary according to the size and location of the site and the minimum reserve price for the site, all of which are influenced by government policies, as well as prevailing market conditions. Our land use rights costs have increased in the past few years due to several factors including geographic expansion into certain higher priced markets, generally rising prices in each of our served markets, and increased competition from a growing number of bidders at government land auctions.

Construction costs. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for fixed or capped payments which cover substantially all labor, materials, fittings and equipment costs, subject to adjustments for certain prescribed contingencies, such as design changes during the construction process or changes in government-suggested steel prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we directly purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$11.2 million, US$32.2 million and US$34.8 million for 2007, 2008 and 2009, respectively.

Future losses and impairment charges. When the profitability of a project deteriorates due to a slow down in the sales pace or some other factors, this indicates that there may be a possible future loss on delivery and potential impairment in the recoverability of the assets. Accordingly, the assets of such project are reviewed for future losses and impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset’s carrying value, such deficit will be charged as a future loss. Then the assets will be written down to its estimated fair value. We determine estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, we use various factors including (a) the expected pace at which the planned number of units will be sold, based on competitive market conditions, historical trends in sales pace, actual average selling prices, sales of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; (b) the estimated net sales prices expected to be attained based on the current market conditions and historical price trends, as well as any estimated increases in future sales prices based upon the projected rate of unit sales, estimated time gap between presale and expected delivery, the impact of government policies, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; and (c) the expected costs to be expended in the future, including, but not limited to, home construction, construction overheads, sales and marketing, sales taxes and interest costs.

Our determination of fair value requires discounting the estimated cash flow at a rate commensurate with the inherent risk associated with the assets and related estimated cash flow. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows. In accordance with our accounting policies, we review each of our projects for impairments on a quarterly basis. Based on our testing at the end of 2008, we recognized an impairment of US $55 million on the Suzhou International City Garden project in the fourth quarter of 2008. See also “—Critical Accounting Policies” for our policy on impairment of long-lived assets.

As of December 31, 2009, we tested all of our active projects, consisting of projects under construction or planning, for impairment. Our testing indicated that the undiscounted cash flows of all of our projects exceeded their related carrying value, and accordingly, none of the projects were considered impaired.

Cost of Real Estate Leasing

Our cost of real estate leasing consists primarily of depreciation expenses and maintenance expenses associated with the leased properties. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of our properties held for lease are generally 20 years.

Other Costs

Other costs represent costs incurred in connection with the property management services, real estate agency services and other property related services that we provide to residents and purchasers of our developments.

Selling and Distribution Expenses

Our selling and distribution expenses include:

•	advertising and promotion expenses, such as print advertisement costs, billboard and other display advertising costs, and costs associated with our showrooms and illustrative units;

•	staff costs, which consist primarily of salaries and sales commissions of 0.45% of contracted sales of our sales personnel;

•	for 2009, agency commissions of approximately 1.2% of contracted sales on outsourced project sales; and

•	other related expenses.

As of December 31, 2009, we employed 60 full-time sales and marketing personnel. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

•	staff salaries and benefits, quarterly and annual bonuses, and stock-based compensation;

•	travelling and entertainment expenses;

•	professional fees, such as audit and legal fees; and

•	other expenses.

Interest Income

Interest income represents interest earned on our bank balances.

Interest Expenses

Interest expenses include (i) interest paid on our bank borrowings and other indebtedness, including our floating rate notes and convertible notes issued in April 2007, (ii) amortization of warrants and debt issuance cost, (iii) accretion of discount from embedded derivatives and (iv) change in fair value of embedded derivatives, all net of amounts capitalized to construction costs. The floating rate notes bear interest at the adjustable annual rate of six-month LIBOR plus 6.8%, while the convertible notes bear interest at the fixed annual rate of 2%. The rates of interest payable on our floating rate notes are variable. Interest rates on our bank borrowings, all of which are granted by PRC commercial banks and denominated in RMB, are typically variable and linked to benchmark rates published by the PBOC. Our weighted average interest rate on short-term bank loans as of December 31, 2009 was 5.46%. As of December 31, 2009, the PBOC benchmark rate for a one-year loan was 5.31% per annum and those for loans of more than one year ranged from 5.40% to 5.94% per annum.

Share of Income in Equity Investee

Share of income in equity investee represents profit associated with our 45% equity interest in Jiantou Xinyuan. Under the relevant joint venture agreement, we share the profit or loss of Jiantou Xinyuan according to our equity interest percentage. As of December 31, 2009, Jiantou Xinyuan had completed four projects, had one project under construction and had one project under planning. Our share of income from Jiantou Xinyuan for 2007, 2008 and 2009 was US$8.7 million, US$9.8 million and US$4.4 million, respectively.

Change in Fair Value of Derivative Liabilities

We have issued warrants to Series A preference shareholders and floating rate note holders, which are accounted for as derivative liabilities. The warrants issued to the holders of our floating rate notes entitle such holders to purchase our common shares at 80% of the initial public offering price per common share in December 2007, or US$5.60 per share.

Under US GAAP, we are required to recognize the fair value of the outstanding warrants as a liability on our balance sheet. We determine the fair value of the warrants on a quarterly basis using the Black-Scholes valuation method with increases/decreases in value resulting in a charge/credit to “change in fair value of derivative liabilities”.

During the year ended December 31, 2009, the valuation of the warrants and associated liabilities decreased by US$169,736, from US$170,000 to US$264, which was recorded as a change in the fair value of derivative liabilities in our 2009 results. The decrease mainly resulted from the shorter time to expiration.

Income Taxes

The following table sets forth the components of income taxes for the periods indicated.

	Year Ended December 31,
	2007		2008		2009
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Corporate income tax	5,827	19.6	4,290	40.0	23,740	119.8
Land appreciation tax	5,736	19.3	4,912	45.8	2,186	11.0
Tax uncertainty benefit	8,711	29.3	—	—	—	—
Deferred tax expense	9,441	31.8	1,528	14.2	(6,101)	(30.8)
Income taxes	29,715	100.0	10,730	100.0	19,825	100.0

For an explanation of deferred tax expense, see Notes 2(t) and 12 of the consolidated financial statements included elsewhere in this annual report on Form 20-F. For a discussion of corporate income tax and land appreciation tax, see below.

Corporate Income Tax and Tax Uncertainty Benefit

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

People’s Republic of China

In general, enterprises in the PRC are subject to income tax at a statutory rate of 25%. In 2007, 2008 and 2009, in accordance with local provisional tax regulations in Henan province, the local tax authority in Zhengzhou determined that the taxable income of our PRC subsidiaries in Henan province should be deemed at 12% or 14% of their total cash receipts from sales of residential units. Total cash receipts include cash receipts proceeds from pre-sales of our properties that are recorded as customer deposits, which partly comprise mortgage loan proceeds received in our account from mortgage lending banks. The Zhengzhou local tax authority has provisionally confirmed that it applied the same levy method to our PRC subsidiaries located in Henan province for the year ended December 31, 2009. For our subsidiaries located in Shandong, Jiangsu, Anhui and Sichuan provinces, income tax is levied at the statutory rate of 25% on income as reported in the statutory financial statements after appropriate tax adjustments for the year ended December 31, 2009.

The Zhengzhou and other local tax authorities are entitled to re-examine taxes paid in prior years under the levy method described above; however, they have not indicated whether they will do so. We have made full provision for the corporate income tax, or CIT, payable by our PRC subsidiaries based on the statutory income tax rate of 25%, after appropriate adjustments to our taxable income used in the calculation. The difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis has been treated as an unrecognized tax uncertainty benefit under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” as codified in ASC 740-10 “ Income Tax” (“ASC 740-10”), which has a balance of US$12.8 million as of December 31, 2009. The increase related to current year tax positions arises primarily from foreign exchange movements. We believe this treatment is appropriate due to the possibility of reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, as the local authorities have indicated that they will apply the regulation in the same manner in 2009.

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

We have recorded a provision for LAT on all projects completed since the date of incorporation. We have accrued all LAT payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws, less amounts previously paid under the levy method applied by relevant local tax authorities.

Share-based compensation expense

We adopted our 2007 equity incentive plan for our directors, management, employees and consultants and for employees of our equity investee in August 2007. On August 11, 2007, we granted share options awards for an aggregate of 6,802,495 common shares at a weighted average exercise price of US$1.08. These options have various vesting periods ranging from 10 to 60 months, and will vest only if the holder is still a director or an employee or an affiliate of our company at the time of the relevant vesting. These awards commenced vesting in December 2008 and will expire no later than August 10, 2017.

In November 2007, we adopted our 2007 long term incentive plan for our directors, management and key employees of both our company and our equity investee under which we are authorized to grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10 million common shares at prevailing market prices. On November 5, 2007, we granted options for an aggregate of 2,441,844 common shares at an exercise price of US$7 per share, representing the per-common share equivalent of the IPO price of the ADSs, taking into account the ADS to common share conversion ratio. These options have commenced vesting and have vesting periods of up to 36 months, and will expire no later than November 5, 2017.

In July 2008, under the 2007 long term incentive plan, we granted stock options for an aggregate of 360,000 common shares to our employees, at a weighted average exercise price of US$2.98. These options have a vesting period of either 33 months or 36 months and will expire no later than July 1, 2018 and will vest only if the holder is still a director or an employee or an affiliate of our company at the time of the relevant vesting.

In March 2009, under the 2007 long term incentive plan, we granted share options to purchase up to 500,000 common shares to an employee, at an exercise price equal to the market price of our common shares on the grant date (US$1.87 per share). These options have a weighted average grant date fair value of US$1.255 per option, and a total expected compensation cost, net of expected forfeitures, of US$564,750. These options have vesting periods based on length of service of 36 months and will expire no later than March 31, 2019.

In August 2009, under the 2007 long term incentive plan, we granted share options to purchase up to 100,000 common shares to an employee, at an exercise price of US$1.30 per share, which is below the market price of our common shares on the grant date (US$2.71 per share). These options have a weighted average grant date fair value of US$2.12 per option, and a total expected compensation cost, net of expected forfeitures, of US$190,800. These options have vesting periods of 27 months and will expire no later than August 11, 2019.

Results of Operations

The following table presents a summary of our consolidated statements of operations by amount and as a percentage of our total revenues during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2007		2008		2009
	US$	%	US$	%	US$	%
Revenues	309,725	100.0	356,632	100.0	448,984	100.0
Cost of revenues	(208,135)	(67.2)	(356,981)	(100.1)	(359,739)	(80.1)

Gross profit	101,590	32.8	(349)	0.1	89,245	19.9
Selling and distribution expenses	(10,515)	(3.4)	(13,578)	(3.8)	(11,443)	(2.5)
General and administrative expenses	(17,077)	(5.5)	(32,343)	(9.1)	(22,215)	(4.9)

Operating income (loss)	73,998	23.9	(46,270)	(13)	55,587	12.5
Interest income	1,417	0.5	3,492	1.0	2,388	0.5
Interest expenses	(3,204)	(1.0)	—	—	—	—
Exchange gains	3,083	1.0	3,603	1.0	80	—
Other expenses	—	—	—	—	(383)	(0.1)
Share of income in equity investee	8,686	2.8	9,843	2.8	4,402	1.0
Change in fair value of derivative liabilities	(8,602)	(2.8)	16,422	4.6	170	0.0
Income (loss) from operations before income taxes	75,378	24.3	(12,910)	(3.6)	62,244	14.0
Income taxes	(29,715)	(9.6)	(10,730)	(3.0)	(19,825)	(4.4)
Net income (loss)	45,663	14.7	(23,640)	(6.6)	42,419	9.6
Accretion of Series A convertible redeemable preference shares	(2,739)	(0.9)	—	—	—	—
Deemed dividend	(182,229)	(58.8)	—	—	—	—
Net income (loss) attributable to ordinary shareholders	(139,305)	(45.0)	(23,640)	(6.6)	42,419	9.6

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

Revenues increased by US$92.4 million, or 25.9%, to US$449.0 million for the year ended December 31, 2009 from US$356.6 million for the year ended December 31, 2008.

Real estate sales

Revenue from real estate sales increased by US$89.2 million, or 25.3%, to US$441.3 million for the year ended December 31, 2009 from US$352.2 million for the year ended December 31, 2008, as continued weak residential real estate demand in the first quarter of 2009 was more than offset by a strong recovery in the second, third and fourth quarters of 2009.

Full accrual method revenues

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

Delivery and closing take place only after the local government has certified that the building is completed and ready for habitation (comparable to a certificate of occupancy in the United States) and the following events have occurred:

•

The sales department has determined that the sales contract is signed, the sales tax invoice is properly issued, the purchaser is physically present and the purchaser’s identification cards are checked;

•	All consideration has been paid by the purchaser; and

•	The unit has been inspected and accepted by the purchaser.

The following table sets forth for the year ended December 31, 2008 and 2009 the aggregate GFA and the related revenues recognized under the full accrual method by project:

Project	Total GFA (1)	GFA Delivered For The Year Ended December 31,		Percentage of Total GFA Delivered as of December 31,		Revenues Recognized For The Year Ended December 31,
		2008	2009	2008	2009	2008		2009
	m²	m²	m²	%(2)%		US$	%(3)	US$	%
Henan Segment
Zhengzhou Xinyuan Splendid I	62,623	1,069	—	99.9	100.0	1,030,516	0.3	—	—
Zhengzhou City Family	39,226	3,338	—	100.0	100.0	1,908,470	0.4	—	—
Shandong Segment
Jinan City Family	61,065	4,849	—	100.0	100.0	1,240,750	0.5	—	—
Total	162,914	9,256	—			4,179,736	1.2	—	—

(1)	The amounts for “total GFA” in this table are the amounts of total saleable GFA and are derived on the following basis:

•	% for properties that are sold, the stated GFA is based on the sale contracts relating to such property;

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

Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of incurred costs, including land use rights costs and construction costs, to total estimated costs and applying that ratio to the contracted sales amounts less business tax. Cost of sales is recognized by determining the ratio of contracted sales during the period to total estimated sales value, and applying that ratio to the incurred costs. Current period amounts are calculated based on the difference between the life-to-date project totals and the previously recognized amounts.

The following table sets forth the percentage of completion, the percentage sold and related revenues for our projects recognized under the percentage of completion method for the year ended December 31, 2008 and 2009.

Project	Total GFA	Percentage Complete as of December 31 (1)		Percentage Sold (2) Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2008	2009	2008	2009	2008		2009
	m²	% (1)%		%(2)%		US$	%(3)	US$	%
Chengdu Segment
Chengdu Xinyuan Splendid I	230,893	54.5	67.4	4.1	50.2	4,053,916	1.2	56,601,483	12.8
Jiangsu Segment
Suzhou International City Garden	205,161	64.1	77.6	10.4	30.2	17,158,200	4.9	44,041,089	10.0
Suzhou Lake Splendid	196,920	98.0	99.6	97.2	99.6	61,314,116	17.4	8,108,570	1.8
Suzhou Colorful Garden	80,474	92.0	99.5	62.8	98.2	45,384,982	12.9	39,110,448	8.9
Kunshan International City Garden	497,076	50.3	57.5	1.9	39.0	4,356,340	1.2	106,810,581	24.2
Shandong Segment
Jinan Elegant Scenery	100,217	98.6	100.0	99.3	100.0	23,463,332	6.7	1,480,722	0.3
Jinan International City Garden	264,416	79.9	98.8	66.3	99.2	97,549,755	27.7	88,232,508	20.0
Henan Segment
Zhengzhou Xinyuan Colorful Garden	191,786	76.8	96.4	25.5	70.8	29,708,577	8.4	86,875,048	19.7
Zhengzhou Commercial Plaza	67,172	93.0	100.0	94.7	97.0	21,310,379	6.1	3,174,775	0.7
Anhui Segment
Hefei Wangjiang Garden	145,455	92.3	100.0	98.8	99.7	43,701,407	12.4	6,902,453	1.6

Total	1,979,570					348,001,004	98.8	441,337,677	100.0

(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our interim financial statements as of and for the year ended December 31, 2009.
(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our interim financial statements as of and for the year ended December 31, 2009.
(3)	Percentage of all real estates sales revenues for the financial year, including revenues recognized under full accrual method and under percentage of completion method.

The following table sets forth the square meters sold and average selling price per square meter by each project, each reportable segment and on a consolidated basis for the year ended December 31, 2008 and 2009.

	Year Ended December 31,
	2008			2009
Project	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m²	US$/m²	US$	m²	US$/m²
Chengdu region
Chengdu Xinyuan Splendid I	7,873,143	13,854	568	87,017,439	120,225	724

Total	7,873,143	13,854	568	87,017,439	120,225	724
Jiangsu region
Suzhou International City Garden	28,342,340	26,056	1,088	55,047,727	43,767	1,258
Suzhou Lake Splendid	32,147,452	30,814	1,043	5,589,006	5,315	1,052
Suzhou Colorful Garden	51,563,942	46,111	1,118	37,301,065	29,863	1,249
Kunshan International City Garden	9,163,799	11,346	808	196,022,279	215,223	911

Total	121,217,533	114,327	1,060	293,960,077	294,168	999
Shandong region
Jinan Elegant Scenery	15,593,452	18,711	833	504,670	555	909
Jinan International City Garden	192,281,112	249,271	771	68,169,663	86,908	784
Jinan City Family	143,525	222	647	—	—	—

Total	208,018,089	268,204	776	68,674,333	87,463	785
Henan region
Zhengzhou Xinyuan Colorful Garden	40,921,807	47,000	871	86,634,184	97,851	885
Zhengzhou Commercial Plaza	12,249,709	15,157	808	-70,174	41	-1,712
Zhengzhou Xinyuan Splendid I	956,196	1,069	894	—	—	—
Zhengzhou City Family	1,908,602	3,338	572	—	—	—

Total	56,036,314	66,564	842	86,564,010	97,892	884
Anhui region
Hefei Wangjiang Garden	28,747,033	41,823	687	281,732	282	999

Total	28,747,033	41,823	687	281,732	282	999

Grand Total	421,892,112	504,772	836	536,497,591	600,030	894

The total square meters sold increased to 600,030 square meters for the year ended December 31, 2009 from 504,772 square meters for the year ended December 31, 2008. The overall aggregate average selling price per square meter for the year ended December 31, 2009 increased to US$894 from US$836 for the year ended December 31, 2008. The price increase was primarily due to an overall recovery of demand for residential real estate in China in the second, third and fourth quarters of 2009.

Chengdu region. In the third quarter of 2008, we commenced sales of our first project in the Chengdu region, Chengdu Xinyuan Splendid I. The square meters sold for the year ended December 31, 2009 increased to 120,225 square meters from 13,854 square meters for the year ended December 31, 2008. The average selling price per square meter for the year ended December 31, 2009 increased to US$724 from US$568 for the year ended December 31, 2008. The increase in square meters sold and average selling price resulted from the fact that we commenced sales of this project in September 2008 amidst market weakness with aggressive introductory pricing to gain sales momentum. Since March of 2009, we have raised prices several times on this project.

Jiangsu region. The square meters sold for the year ended December 31, 2009 increased to 294,168 square meters from 114,327 square meters for the year ended December 31, 2008 on very strong sales of the Kunshan International City Garden. The average selling price per square meter for the year ended December 31, 2009 decreased to US$999 from US$1,060 for the year ended December 31, 2008. The average selling price decrease from 2008 to 2009 resulted from a change in project mix as we started sales of lower-priced Kunshan International City Garden while sales of higher-priced mature projects (i.e. Suzhou Lake Splendid and Suzhou Colorful Garden) were winding down.

Shandong region. The square meters sold for the year ended December 31, 2009 decreased to 87,463 square meters from 268,204 square meters for the year ended December 31, 2008, due to declining inventory as the Jinan Elegant Scenery project was completed and the Jinan International City Garden was 99.2% sold. The average selling price per square meter for the year ended December 31, 2009 increased slightly to US$785 from US$776 for the year ended December 31, 2008.

Henan region. The square meters sold for the year ended December 31, 2009 increased to 97,892 square meters from 66,564 square meters for the year ended December 31, 2008. The average selling price per square meter for the year ended December 31, 2009 increased to US$884 from US$842 for the year ended December 31, 2008, resulting from increased selling prices of Zhengzhou Xinyuan Colorful Garden to meet higher demand in 2009.

Anhui region. The square meters sold for the year ended December 31, 2009 decreased to 282 square meters from 41,823 square meters for the year ended December 31, 2008 as the only active project in that region, Hefei Wangjiang Garden, was essentially sold out by the end of 2008.

Real estate leasing

Real estate leasing income decreased by US$58,622, or 15.6%, to US$320,458 for the year ended December 31, 2009 from US$379,080 for the year ended December 31, 2008. The decrease resulted from the termination of the rental contracts of one office building in 2009 which will be sold in 2010.

Other revenue

Other revenue increased by US$3.3 million, or 79.9%, to US$7.3 million for the year ended December 31, 2009 from US$4.1 million for the year ended December 31, 2008. The increase primarily resulted from expanded operations from our property management services. Specifically, during the year ended December 31, 2009, we delivered five projects, Hefei Wangjiang Garden, Jinan Elegant Scenery, Jinan International City Garden, Suzhou Lake Splendid and Zhengzhou Commercial Plaza. Our property management arm provides property management services for all five of the projects.

Cost of revenue

Cost of revenue increased by US$2.8 million, or 0.8%, to US$359.7 million for the year ended December 31, 2009 from US$357.0 million for the year ended December 31, 2008.

Cost of real estate sales

Cost of real estate sales decreased by US$0.9 million, or 0.2%, to US$351.4 million for the year ended December 31, 2009 from US$352.3 million for the year ended December 31, 2008. Total land use rights cost decreased by US$7.3 million, or 4.5%, from US$160.3 million (44.9% of cost of real estate sales) for the year ended December 31, 2008 to US$153.0 million (42.5% of cost of real estate sales) for the year ended December 31, 2009. The construction cost, including capitalized interest, increased by US$61.4 million, or 44.8%, to US$198.4 million for the year ended December 31, 2009 from US$137.0 million for the year ended December 31, 2008, as construction spending was accelerated in the second, third and fourth quarters of 2009 to meet the increasing demand.

Cost of real estate leasing

Cost of real estate leasing increased by US$15,745, or 2.6%, to US$598,255 for the year ended December 31, 2009 from US$582,510 for the year ended December 31, 2008. The increase was primarily due to greater depreciation cost from an increase of properties held for lease.

Other costs

Other costs increased US$3.6 million, or 88.0%, to US$7.7 million for the year ended December 31, 2009 as compared to US$4.1 million for year ended December 31, 2008. US$2.3 million of the increase was due to spending for property management at the five projects delivered in the first half of 2009. US$1.3 million of the increase was due to a payment of compensation to some customers for late delivery of residences at Suzhou Colorful Garden, as we slowed construction activities in late 2008 and early 2009 to match construction spending with contract sales proceeds.

Gross profit

Gross profit increased to US$89.2 million for the year ended December 31, 2009 from a gross loss of US$0.3 million for the year ended December 31, 2008. Gross profit margin was 19.9% for the year ended December 31, 2009 compared to a gross loss margin of 0.1% for the year ended December 31, 2008. The gross loss in 2008 was due primarily to the US$21.8 million recognized future loss on Suzhou International City Garden and a US$55.0 million impairment loss on the same project. In addition, gross profit in 2009 favorably impacted by increased prices and a higher revenue level in 2009.

Selling and distribution expenses

Selling and distribution expenses decreased by US$2.1 million, or 15.7%, to US$11.4 million for the year ended December 31, 2009 from US$13.6 million for the year ended December 31, 2008. The decrease was primarily due to a US$1.6 million reduction in advertising and promotion expenses and a US$0.5 million decrease in staff cost, traveling, communication and other miscellaneous expenses. We began effective cost control measures in 2009, and employed a new sales outsourcing plan in the second quarter of 2009. As of March 2009, we outsourced 80% of sales to third party sales agencies. This percentage increased to 100% in September 2009. As a percentage of revenue, selling and distribution expenses decreased to 2.5% for the year ended December 31, 2009 from 3.8% for the year ended December 31, 2008. As revenue expands in the future, we expect selling and distribution expenses as a percentage of revenue to be flat or decrease slightly.

General and administrative expenses

General and administrative expenses decreased by US$10.1 million, or 31.3%, to US$22.2 million for the year ended December 31, 2009 from US$32.3 million for the year ended December 31, 2008. In the year ended December 31, 2009, our stock option expenses decreased by US$4.9 million due primarily to forfeitures by departing employees (US$3.0 million), and the completion of vesting of certain options to executives (US$1.9 million). Headcount reductions also led to a US$2.6 million decrease in salary and welfare expenses. We also experienced lower consulting fees by US$1.0 million due to reduced utilization of professional services.

As a percentage of revenue, general and administrative expenses decreased to 4.9% for the year ended December 31, 2009 from 9.1% for the year ended December 31, 2008.

Interest income

Interest income decreased by US$1.1 million, or 31.6%, to US$2.4 million for the year ended December 31, 2009 from US$3.5 million for the year ended December 31, 2008. The decrease was mainly due to lower interest rates in the year ended December 31, 2009.

Interest expenses

All interest costs were capitalized for the years ended December 31, 2008 and 2009. Total gross interest costs incurred amounted to US$34.8 million for the year ended December 31, 2009, including US$24.1 million of interest on loans, US$0.5 million of accretion of discount arising from embedded derivative on convertible notes, US$3.7 million of accretion of discount arising from warrants and embedded derivative on floating rate notes, US$1.4 million of amortization of debt issuance costs and US$5.0 million related to the contingent put option held by our convertible note holders. In the year ended December 31, 2008, the gross interest costs of US$32.2 million consisted of similar components, not including contingent put option costs.

Exchange gains

For the year ended December 31, 2009, we recorded an unrealized foreign exchange gain of US$0.08 million, as compared to US$3.6 million in year ended December 31, 2008, arising from translating certain U.S. dollar-denominated debts into Renminbi using the exchange rate at the balance sheet date. The reduction in exchange gains was due to the stability of the exchange rates between the U.S. dollar and the Renminbi during the period.

Share of income in an equity investee

Share of income in equity investee represents profit associated with our 45% equity interest in Jiantou Xinyuan. We recorded income of US$4.4 million for the year ended December 31, 2009, compared to income of US$9.8 million for the year ended December 31, 2008. Our equity investee, Jiantou Xinyuan, recognized net income of US$9.8 million during the year ended December 31, 2009, compared to net income of US$21.9 million during the year ended December 31, 2008. The decrease primarily resulted from a decrease in sellable units in 2009, which led to a significant reduction in Jiantou Xinyuan’s real estate revenues. The decrease also slightly reflects our 45% share of US$7.5 million in penalties incurred by Jiantou Xinyuan in the third quarter 2009 as a result of Jiantou Xinyuan’s late payment of land premiums.

Change in fair value of derivative liabilities

We issued warrants to Series A preference shareholders and our floating rate notes holders, which were accounted for as derivative liabilities. The warrants issued to our floating rate notes holders entitle them to purchase our common shares at 80% of the price per common share sold to the public in our initial public offering in December 2007, or US$5.6 per share. During the year ended December 31, 2009, due to the shorter time to expiration, the fair value of such warrants decreased by US$169,736, from US$170,000 to US$264, which was charged to our earnings in 2009. During the year ended December, 2008, due to the decrease in our stock price, the fair value of such warrants decreased by US$16.4 million, from US$16.6 million to US$170,000, which was recorded to our earnings in our 2008 results.

Income taxes

Income taxes increased by US$9.1 million, or 84.8%, to US$19.8 million for the year ended December 31, 2009 from US$10.7 million for the year ended December 31, 2008. The increase was primarily due to an increase in our pre-tax income, partly offset by the reversal of allowance for deferred tax asset from Suzhou International City Garden. The reversal of allowance resulted from the improved profit outlook at Suzhou International City Garden. Our effective tax rate increased to 31.9% for the year ended December 31, 2009, from (83.1%) for the year ended December 31, 2008. In 2008, the valuation allowance arising from the impairment charge for Suzhou International City Garden contributed (115.6%) of effective tax rate. Excluding the impact of the above, the effective tax rate was slightly flat in 2008 and 2009, primarily resulting from that the favorable effect of the US$2.3 million reversal of allowance for the deferred tax assets from Suzhou International City Garden was offset by the negative effect of the US$2.1 million one-time tax charge related to our 2008 China tax returns filed in the second quarter of 2009.

We incurred a US$2.1 million tax charge related to our 2008 China tax returns filed in the second quarter of 2009. The adjustment resulted primarily from a one-time tax charge based on a central government interpretation, which was clarified during the second quarter of 2009. According to the new interpretation, provisional deemed profit tax payments made prior to January 1, 2008, when tax rates were at 33%, will be considered final and not subject to adjustment for the new tax rate of 25% effective January 1, 2008. Prior to the release of the new interpretation, we accounted for income taxes on pre-sales as prepaid taxes, measured at the applicable current tax rate in the year pre-sales occurred. Prepaid taxes then were credited against subsequent tax obligations when sales were finalized. As a result of the release of the new interpretation, we are no longer entitled to credit prepaid taxes against subsequent tax obligations to the extent prepaid taxes were assessed based on a tax rate in excess of the tax rate applicable in the year the sales are finalized (i.e. 33% prepaid tax will now be credited based on a tax cost of 25%).

Net income (loss)

Net income increased by US$66.1 million, from a loss of US$23.6 million for the year ended December 31, 2008 to a profit of US$42.4 million for the year ended December 31, 2009.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues

Revenues increased by US$46.9 million, or 15.1%, increase to US$356.6 million for the year ended December 31, 2008 from US$309.7 million for the year ended December 31, 2007.

Real estate sales

Revenue from real estate sales increased by US$46.5 million, or 15.2%, to US$352.2 million for the year ended December 31, 2008 from US$305.7 million for 2007, primarily as a result of increased residential unit sales. In 2008, we recognized revenues from Suzhou Lake Splendid, Suzhou Colorful Garden, Suzhou International City Garden, Kunshan International City Garden, Zhengzhou Commercial Plaza, Zhengzhou Colorful Garden, Hefei Wanjiang Garden, Jinan City family, Jinan Elegant Scenery, Jinan International City Garden, Chengdu Xinyuan Splendid I under the percentage of completion method, while revenue from other projects was recognized under the full accrual method.

Full accrual method revenues

The following table sets forth for the years ended December 31, 2007 and 2008 the aggregate GFA and the related revenues recognized under the full accrual method by project:

Project	Total GFA (1)	GFA Delivered For The Year Ended December 31,		Percentage of Total GFA Delivered as of December 31,		Revenues Recognized For The Year Ended December 31,
		2008	2007	2008	2007	2008		2007
	m2	m2	m2	%2	%2	US$	%(3)	US$	%(3)
Zhengzhou Xinyuan Splendid 1A	62,623	1,211	884	100.0%	97.8%	1,030,516	0.29%	864,357	0.3%
Zhengzhou Xinyuan Splendid 2B	27,041	—	—	100.0%	100.0%	—	—	19,600	0.0%
Zhengzhou Xinyuan Splendid 3A3B3C	114,774	—	225	100.0%	100.0%	—	—	127,232	0.04%
Zhengzhou Xinyuan Splendid City Homestead	45,378	—	645	100.0%	100.0%	—	—	407,701	0.1%
Other	—	—	—			—	—	—	—
Zhengzhou Xinyuan Splendid Subtotal	249,816	1,211	1,754			1,030,516	0.29%	1,418,890	0.5%
Zhengzhou City Family	39,392	3,249	5,968	100.0%	91.8%	1,908,470	0.54%	3,391,900	1.1%
Zhengzhou City Manor	118,716	—	(57)	100.0%	100.0%	—	—	(36,860)	0.0%
Jinan City Family	47,411	162	42,661	100.0%	99.7%	1,240,750	0.35%	30,704,002	10.0%
Total	455,335	4,623	73,883			4,179,736	1.20%	35,477,932	11.6%

(1)	The amounts for “total GFA” in this table are the amounts of total saleable GFA and are derived on the following basis:

•	% for properties that are sold, the stated GFA is based on the sale contracts relating to such property;

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

Project	Total GFA	Percentage Complete as of December 31 (1) ,		Percentage Sold (2) — Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2008	2007	2008	2007	2008		2007
	m2%		%	%	%	US$	%(3)	US$	%(3)
Zhengzhou Central Garden-East	165,206	100.0%	100.0%	100.0%	100.0%	—	—	32,850,675	10.7%
Zhengzhou Central Garden-West	190,384	100.0%	100.0%	100.0%	100.0%	—	—	41,222,650	13.5%
Suzhou Lake Splendid	196,920	98.0%	74.5%	97.2%	80.0%	61,314,116	17.4%	95,473,693	31.2%
Jinan Elegant Scenery	99,745	98.6%	82.5%	99.3%	80.9%	23,463,332	6.6%	41,908,893	13.7%
Zhengzhou Commercial Plaza	67,280	93.0%	61.5%	94.7%	71.2%	21,310,379	6.1%	19,175,646	6.3%
Suzhou Colorful Garden	81,077	92.0%	74.5%	62.8%	3.9%	45,384,982	12.9%	2,670,704	0.9%
Hefei Wangjiang Garden	145,450	92.3%	60.3%	98.8%	67.8%	43,701,407	12.4%	31,656,566	10.4%
Jinan International City Garden	254,035	79.9%	46.5%	66.4%	6.6%	97,549,755	27.7%	5,231,733	1.7%
Zhengzhou Xinyuan Colorful Garden	191,783	76.8%	—	25.5%	—	29,708,577	8.4%	—	—
Suzhou International City Garden	205,161	64.1%	—	10.4%	—	17,158,200	4.9%	—	—
Chengdu Xinyuan Splendid I	230,893	54.5%	—	4.1%	—	4,053,916	1.2%	—	—
Kunshan International City Garden	497,076	50.3%	—	1.9%	—	4,356,340	1.2%	—	—
Total	2,325,010					348,001,004	98.8%	270,190,560	88.4%

(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project.
(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project.
(3)	Percentage of all real estates sales revenues for the financial year, including revenues recognized under full accrual method and under percentage of completion method.

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

Cost of real estate sales

Cost of real estate sales increased by US$147.1 million, or 71.7%, to US$352.3 million for the year ended December 31, 2008 from US$205.2 million for 2007. Total land use right cost increased by US$62.4 million, from US$97.9 million for the year ended December 31, 2007 to US$160.3 million for the year ended December 31, 2008. We recorded a total loss of US$76.8 million on the Suzhou International City Garden project, among which US$21.8 million was recognized as future loss and US$55.0 million was recognized as impairment loss on the project. Future loss recognized was the full expected gross loss over the life of the project at the time of estimated revision, regardless of the number of units sold. Additionally, for this project, an impairment loss was recognized by writing down the project carrying cost to the fair value of the project as determined by discounted future cash flows at a rate commensurate with the inherent risk associated with the project and related future cash flow. The construction cost, including capitalized interest, increased by US$29.7 million, to US$137.0 million for the year ended December 31, 2008 from US$107.3 million for the year ended December 31, 2007.

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

General and administrative expenses

General and administrative expenses increased by US$15.3 million, or 89.4%, to US$32.3 million for the year ended December 31, 2008 from US$17.0 million for the year ended December 31, 2007. The increase was primarily due to raise of staff salary base, higher office rental and travel expenses since we relocated to Beijing, in addition to the full year impact of stock-based compensation amortization.

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

Net income

Net income decreased by US$69.3 million, from US$45.7 million for 2007 to a loss of US$23.6 million for the year ended December 31, 2008.

Discussion of Segment Operations

We consider each of our individual property developments as a discrete operating segment. As presentation of segment information for each property development would not be meaningful, we have aggregated our segments into the following reporting segments: (i) property developments in Zhengzhou, Henan Province, (ii) property developments in Jinan, Shandong Province, (iii) property developments in Suzhou and Kunshan, Jiangsu Province, (iv) property developments in Hefei, Anhui Province, (v) property developments in Chengdu, Sichuan Province and (vi) property management services and other real estate-related services we provide.

	For the Year Ended December 31,
	2007	2008	2009
	(US$ in thousands, except for percentages)
Zhengzhou, Henan
Total revenue	98,455	53,717	90,520
Total cost of revenues	(50,369)	(43,542)	(73,343)
Gross profit	48,086	10,175	17,177
Gross margin	48.8%	18.9%	19.0%
Operating income (loss)	38,026	(5,304)	4,219
Jinan, Shandong
Total revenue	77,863	123,543	89,783
Total cost of revenues	(63,996)	(99,303)	(75,463)
Gross profit	13,867	24,240	14,320
Gross margin	17.8%	19.6%	15.9%
Operating income (loss)	10,496	19,916	11,549
Suzhou, Kunshan and Xuzhou, Jiangsu
Total revenue	98,150	128,442	198,198
Total cost of revenues	(67,700)	(176,696)	(153,230)
Gross profit	30,450	(48,254)	44,968
Gross margin	31.0%	(37.6)%	22.7%
Operating income (loss)	25,632	(56,909)	36,580
Hefei, Anhui
Total revenue	31,670	43,642	6,954
Total cost of revenues	(23,773)	(30,498)	(4,356)
Gross profit	7,897	13,144	2,598
Gross margin	24.9%	30.1%	37.4%
Operating income (loss)	5,865	11,763	2,045
Chengdu, Sichuan
Total revenue	42	4,078	56,620
Total cost of revenues	—	(3,816)	(47,818)
Gross profit	42	262	8,802
Gross margin	—	6.4%	15.5%
Operating income (loss)	(1,502)	(3,505)	6,209
Others
Total revenue	3,546	3,209	6,909
Total cost of revenues	(2,298)	(3,125)	(5,529)
Gross profit	1,249	84	1,380
Gross margin	35.2%	2.6%	20.0%
Operating loss	(4,518)	(12,232)	(5,015)

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Zhengzhou, Henan. Total revenues increased by US$36.8 million, or 68.5%, from US$53.7 million for the year ended December 31, 2008 to US$90.5 million for the year ended December 31, 2009. The increase was primarily due to expanded sales from Zhengzhou Xinyuan Colorful Garden. The gross profit for this region was US$17.2 million in the year ended December 31, 2009, representing an increase of US$7.0 million, or 68.8%, as compared to US$10.2 million in the year ended December 31, 2008. The increase in gross profit resulted from increased selling prices of Zhengzhou Xinyuan Colorful Garden to meet the higher demand in 2009. Net operating income was US$4.2 million for the year ended December 31, 2009, improved from a loss of US$5.3 million in the year ended December 31, 2008. Such improvement was due to the increase in revenues as described above.

Jinan, Shandong. Total revenues decreased by US$33.7 million, or 27.3%, from US$123.5 million for the year ended December 31, 2008 to US$89.8 million for the year ended December 31, 2009. The decrease was primarily due to a reduction in sellable units during the year ended December 31, 2009. Revenue during the year ended December 31, 2008 was mainly derived from Jinan Elegant Scenery and Jinan International City Garden, while in the year ended December 31, 2009 the only project with remaining sellable units was Jinan International City Garden. The projects in the Jinan, Shandong segment generated a gross profit of US$14.3 million in the year ended December 31, 2009, compared to a gross profit of US$24.2 million in the year ended December 31, 2008. The gross margin decreased to 15.9% for the year ended December 31, 2009 from 19.6% for the year ended December 31, 2008, which mainly resulted from the increase the total project estimated cost as the project was near completion in 2009. Net operating income was US$11.5 million for the year ended December 31, 2009, down from US$19.9 million in the year ended December 31, 2008. Such decrease was due to the decrease in revenues as described above.

Suzhou, Kunshan and Xuzhou, Jiangsu. Total revenues increased by US$69.8 million, or 54.3%, from US$128.4 million for the year ended December 31, 2008 to US$198.2 million for the year ended December 31, 2009. The increase primarily resulted from the expanded sales from Kunshan International City Garden. The gross profit for the Jiangsu segment was $45.0 million for the year ended December 31, 2009, compared to a gross loss of US$48.3 million for the year ended December 31, 2008 as we recognized future loss of US$21.8 million on Suzhou International City Garden and a US$55.0 million impairment charge on the same project. The gross margin was 22.7% for the year ended December 31, 2009, compared to a gross loss of 37.6% for the year ended December 31, 2008. The net operating income was US$36.6 million for the year ended December 31, 2009, compared to a net operating loss of US$56.9 million for the year ended December 31, 2008. The improved performance reflected the one-time nature of the impairment charge in 2008.

Hefei, Anhui. Total revenues decreased by US$36.7 million, or 84.1%, from US$43.6 million for the year ended December 31, 2008 to US$7.0 million for the year ended December 31, 2009. The decrease was due to completion of sales at the Hefei Wangjiang Garden project, the only project in the Anhui segment. This project generated a gross profit of US$2.6 million, or gross margin of 37.4% in the year ended December 31, 2009, and net operating income of US$2.0 million in the year ended December 31, 2009, compared to net operating income of US$11.8 million in the year ended December 31, 2008. The gross margin increased to 37.4% for the year ended December 31, 2009 from 30.1% for the year ended December 31, 2008, which mainly resulted from the increased selling price.

Chengdu, Sichuan. Total revenues increased by US$52.5 million from US$4.1 million for the year ended December 31, 2008 to US$56.6 million for the year ended December 31, 2009. The increase was primarily due to our commencing sales of Chengdu Xinyuan Splendid I, the only project in the Chengdu, Sichuan segment, in September 2008. The project generated US$8.8 million of gross profit and US$6.2 million of net operating income for the year ended December 31, 2009, compared to US$0.3 million of gross profit and US$3.5 million of net operating loss for the year ended December 31, 2008. The loss in 2008 was mainly due to the payment of operating expenses prior to obtaining necessary selling permits at the beginning of the project.

Others. Other revenue of US$6.9 million for the year ended December 31, 2009 consisted of real estate-related services including, among others, property management services, broadband network installation, landscaping services and consulting services. These services generated a gross profit of US$1.4 million, or gross margin of 20.0%, in the year ended December 31, 2009, compared to a gross profit of US$0.1 million in the year ended December 31, 2008. The increase primarily resulted from expanded operations from our property management services. Also included in Others were US$6.4 million of operating expenses related to selling and distribution expenses and general and administrative expenses in our head office, compared to US$12.3 million in the year ended December 31, 2008. The decrease primarily resulted from our efforts at cost controls.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Zhengzhou, Henan. Net revenues decreased by 45.4% from US$98.5 million for the year ended December 31, 2007 to US$53.7 million for the year ended December 31, 2008, primarily due to completed sales on Zhengzhou City Family, Zhengzhou Central Garden, East and Zhengzhou Central Garden West projects in 2008, resulting in reduced GFA delivery compared to 2007. The gross profit for the region was US$10.2 million in 2008, representing a decrease of 78.8% as compared to US$48.1 million in 2007. The operating loss was US$5.3 million.

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

Suzhou, Jiangsu. Net revenues increased by 30.9% from US$98.2 million for 2007 to US$128.4 million for the year ended December 31, 2008, primarily due to increased revenue from Suzhou Colorful Garden, launched in 2007, and Suzhou International City Garden, launched in 2008. Due to an impairment charge and future estimated gross loss, totaling US$76.8 million on the Suzhou International City Garden project, Suzhou suffered a combined negative gross margin of US$48.3 million. The net operating loss was US$56.9 million for 2008.

Hefei, Anhui. Net revenues increased by 37.8% from US$31.7 million for 2007 to US$43.7 million for the year ended December 31, 2008, due to increased revenue from the Hefei Wangjiang Garden project. This project generated a gross margin of US$13.1 million, or 30.1%, in 2008, and a net operating income of US$11.8 million in 2008, versus net operating income of US$5.9 million in 2007.

Chengdu, Sichuan. In 2007, we commenced operations in Chengdu by launching Chengdu Xinyuan Splendid I. For 2008, the project generated US$4.1 million in revenue, gross profit of US$0.3 million, and a net operating loss of US$3.5 million.

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

The status of each of our projects under construction and under planning as of December 31, 2009, which were accounted for using the percentage of completion method, are discussed below.

Chengdu Xinyuan Splendid I

As of December 31, 2009 the cumulative cost incurred on the project was US$101.8 million relative to the total estimated cost of US$151.1 million. In the year ended December 31, 2009, we had contract sales of US$87.0 million with area sold of 120,225 square meters at an average selling price of US$724 per square meter. Sales for this project began in September 2008 and cumulative contract sales through December 31, 2009 were US$95.0 million with total area sold of 134,080 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$189.4 million, or US$179.9 million net of business tax, relative to the estimated total cost of US$151.1 million, generating a gross margin of 16.0%.

Suzhou International City Garden

As of December 31, 2009 the cumulative cost incurred on the project was US$156.5 million (net of impairment charges of US$51.5 million) relative to the total estimated cost of US$201.7 million. In the year ended December 31, 2009, we had contract sales of US$55.0 million with area sold of 43,767 square meters at an average selling price of US$1,258 per square meter. Cumulative contract sales through December 31, 2009 were US$83.9 million with total area sold of 69,822 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$278.1 million, or US$262.7 million net of business tax, relative to the estimated total cost of US$201.7 million, generating a gross margin of 23.2%.

Suzhou Lake Splendid

As of December 31, 2009 the cumulative cost incurred on the project was US$118.6 million relative to the total estimated cost of US$119.0 million. In the year ended December 31, 2009, we had contract sales of US$5.6 million with area sold of 5,315 square meters at an average selling price of US$1,052 per square meter. Cumulative contract sales through December 31, 2009 were US$187.8 million with total area sold of 196,061 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$188.5 million, or US$178.2 million net of business tax, relative to the estimated total cost of US$119.0 million, generating a gross margin of 33.2%.

Suzhou Colorful Garden

As of December 31, 2009 the cumulative cost incurred on the project was US$73.0 million relative to the total estimated cost of US$73.4 million. In the year ended December 31, 2009, we had contract sales of US$37.3 million with area sold of 29,863 square meters at an average selling price of US$1,249 per square meter. Cumulative contract sales through December 31, 2009 were US$93.8 million with total area sold of 78,984 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$95.6 million, or US$90.3 million net of business tax, relative to the estimated total cost of US$73.4 million, generating a gross margin of 18.7%.

Kunshan International City Garden

As of December 31, 2009 the cumulative cost incurred on the project was US$226.8 million relative to the total estimated cost of US$394.5 million. In the year ended December 31, 2009, we had contract sales of US$196.0 million with area sold of 215,223 square meters at an average selling price of US$911 per square meter. Sales for this project began in October 2008 and cumulative contract sales through December 31, 2009 were US$205.3 million with total area sold of 226,569 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$526.3 million, or US$497.6 million net of business tax, relative to the total estimated cost of US$394.5 million, generating a gross margin of 20.7%.

Jinan Elegant Scenery

As of December 31, 2009 the cumulative cost incurred on the project was US$59.2 million relative to total estimated cost of US$59.2 million. In the year ended December 31, 2009, we had contract sales of US$0.5 million with area sold of 555 square meters at an average selling price of US$909 per square meter. Cumulative contract sales through December 31, 2009 were US$76.2 million with total area sold of 100,181 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$76.2 million, or US$72.0 million net of business tax, relative to the estimated total cost of US$59.2 million, generating a gross margin of 17.8%.

Jinan International City Garden

As of December 31, 2009 the cumulative cost incurred on the project was US$161.8 million relative to total estimated cost of US$163.8 million. In the year ended December 31, 2009, we had contract sales of US$68.2 million with area sold of 86,908 square meters at an average selling price of US$784 per square meter. Cumulative contract sales through December 31, 2009 were US$207.3 million with total area sold of 261,907 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$208.9 million, or US$197.3 million net of business tax, relative to the total estimated cost of US$163.8 million, generating a gross margin of 17.0%.

Zhengzhou Xinyuan Colorful Garden

As of December 31, 2009 the cumulative cost incurred on the project was US$142.9 million relative to total estimated cost of US$148.2 million. In the year ended December 31, 2009, we had contract sales of US$86.6 million with area sold of 97,851 square meters at an average selling price of US$885 per square meter. Cumulative contract sales through December 31, 2009 were US$128.3 million with total area sold of 144,850 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$181.3 million, or US$172.2 million net of business tax, relative to the estimated total cost of US$148.2 million, generating a gross margin of 13.9%.

Zhengzhou Commercial Plaza

As of December 31, 2009 the cumulative cost incurred on the project was US$25.5 million relative to total estimated cost of US$25.5 million. Cumulative contract sales through December 31, 2009 were US$48.9 million with total area sold of 66,130 square meters. All occurred by December 31, 2009.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$50.4 million, or US$47.6 million net of business tax, relative to the estimated total cost of US$25.5 million, generating a gross margin of 46.6%.

Hefei Wangjiang Garden

As of December 31, 2009 the cumulative cost incurred on the project was US$62.3 million relative to the total estimated cost of US$62.3 million. In the year ended December 31, 2009, we had contract sales of US$0.3 million with area sold of 282 square meters at an average selling price of US$999 per square meter. Cumulative contract sales through December 31, 2009 were US$91.7 million with total area sold of 145,455 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$92.0 million, or US$86.8 million net of business tax, relative to the estimated total cost of US$62.3 million, generating a gross margin of 28.2%.

The status of each of our projects under construction and under planning as of December 31, 2008, which were accounted for using the percentage of completion method, are discussed below.

Chengdu Xinyuan Splendid I

As of December 31, 2008 the cumulative cost incurred on the project was US$80.6 million relative to the total estimated cost of US$147.9 million. In the year ended December 31, 2008, we had contract sales of US$7.9million with area sold of 13,854 square meters at an average selling price of US$568 per square meter. Sales for this project began in September 2008.Cumulative contract sales through December 31, 2008 were US$7.9 million with total area sold of 13,854 square meters.

We estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$192.1 million, or US$182.5 million net of business tax, relative to the total estimated cost of US$147.9 million, generating a gross margin of 19.0%.

Suzhou International City Garden

As of December 31, 2008 the cumulative cost incurred on the project was US$128.2 million relative to the total estimated cost of US$200.1 million. In the year ended December 31, 2008, we had contract sales of US$28.3million with area sold of 26,056 square meters at an average selling price of US$1,088 per square meter. Cumulative contract sales through December 31, 2008 were US$28.3 million with total area sold of 26,056 square meters.

We estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$273.2 million, or US$258.0 million net of business tax, relative to the estimated total cost of US$200.1 million, generating a gross margin of 22.5%.

Suzhou Lake Splendid

As of December 31, 2008 the cumulative cost incurred on the project was US$115.0 million relative to the total estimated cost of US$117.3 million. In the year ended December 31, 2008, we had contract sales of US$32.1 million with area sold of 30,814 square meters at an average selling price of US$1,043 per square meter. Cumulative contract sales through December 31, 2008 were US$179.1 million with total area sold of 190,748 square meters.

We estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$184.2 million, or US$174.2 million net of business tax, relative to the estimated total cost of US$117.3 million, generating a gross margin of 32.6%.

Suzhou Colorful Garden

As of December 31, 2008 the cumulative cost incurred on the project was US$66.5 million relative to the total estimated cost of US$72.3 million. In the year ended December 31 2008, we had contract sales of US$51.6 million with area sold of 46,111 square meters at an average selling price of US$1,118 per square meter. Cumulative contract sales through December 31, 2008 were US$55.6 million with total area sold of 49,120 square meters.

We estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$88.5 million, or US$83.6 million net of business tax, relative to the estimated total cost of US$72.3 million, generating a gross margin of 13.6%.

Kunshan International City Garden

As of December 31, 2008 the cumulative cost incurred on the project was US$197.6 million relative to the total estimated cost of US$392.8 million. In the year ended December 31, 2008, we had contract sales of US$9.2 million with area sold of 11,346 square meters at an average selling price of US$808 per square meter. Sales for this project began in October 2008. Cumulative contract sales through December 31, 2008 were US$9.2 million with total area sold of 11,346 square meters.

We estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$486.9 million, or US$460.4 million net of business tax, relative to the total estimated cost of US$392.8 million, generating a gross margin of 14.7%.

Jinan Elegant Scenery

As of December 31, 2008 the cumulative cost incurred on the project was US$57.4 million relative to the total estimated cost of US$58.2 million. In the year ended December 31, 2008, we had contract sales of US$15.6 million with area sold of 18,711 square meters at an average selling price of US$833 per square meter. Cumulative contract sales through December 31, 2008 were US$74.4 million with total area sold of 99,170 square meters.

We estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$75.0 million, or US$70.8 million net of business tax, relative to the estimated total cost of US$58.2 million, generating a gross margin of 17.7%.

Jinan International City Garden

As of December 31, 2008 the cumulative cost incurred on the project was US$127.1 million relative to the total estimated cost of US$159.1 million. In the year ended December 31, 2008, we had contract sales of US$192.3 million with area sold of 249,271 square meters at an average selling price of US$771 per square meter. Cumulative contract sales through December 31, 2008 were US$136.8 million with total area sold of 284,306 square meters.

We estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$206.1 million, or US$194.7 million net of business tax, relative to the estimated total cost of US$159.1 million, generating a gross margin of 18.3%.

Zhengzhou Xinyuan Colorful Garden

As of December 31, 2008 the cumulative cost incurred on the project was US$114.3 million relative to the total estimated cost of US$148.8 million. In the year ended December 31, 2008, we had contract sales of US$40.9 million with area sold of 47,000 square meters at an average selling price of US$871 per square meter. Cumulative contract sales through December 31, 2008 were US$40.9 million with total area sold of 47,000 square meters.

We estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$160.5 million, or US$152.5 million net of business tax, relative to the estimated total cost of US$148.8 million, generating a gross margin of 2.4%.

Zhengzhou Commercial Plaza

As of December 31, 2008 the cumulative cost incurred on the project was US$24.2 million relative to the total estimated cost of US$26.1 million. In the year ended December 31, 2008, we had contract sales of US$12.2 million with area sold of 15,157 square meters at an average selling price of US$808 per square meter. Cumulative contract sales through December 31, 2008 were US$48.1 million with total area sold of 66,089 square meters.

We estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$50.8 million, or US$48.0 million net of business tax, relative to the estimated total cost of US$26.1 million, generating a gross margin of 45.7%.

Hefei Wangjiang Garden

As of December 31, 2008 the cumulative cost incurred on the project was US$57.4 million relative to the total estimated cost of US$62.2 million. In the year ended December 31, 2008, we had contract sales of US$28.7 million with area sold of 41,823 square meters at an average selling price of US$687 per square meter. Cumulative contract sales through December 31, 2008 were US$89.9 million with total area sold of 145,186 square meters.

We estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$90.9 million, or US$85.8 million net of business tax, relative to the estimated total cost of US$62.2 million, generating a gross margin of 27.6%.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates based on our own experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are inherently uncertain. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

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

Revenue and cost recognition

We apply either of two different methods for revenue recognition, full accrual or percentage of completion, depending on the expected construction period. For a discussion on our policy on impairment of long-lived assets, see “Operating Results—Selected Statement of Operation Items—Future losses and impairment charges” and “Impairment of long-lived assets”.

Full accrual method. Revenue from the sale of properties where the construction period, defined as the period from the construction permit award date to the unit delivery date, is expected to be 12 months or less, is recognized by the full accrual method when the sale is consummated and the unit has been delivered. A sale is considered to be consummated when the sales price has been paid, any permanent financing for which we are responsible has been arranged, all conditions precedent to closing have been performed, we do not have any substantial continuing involvement with the unit and the usual risks and rewards of ownership have been transferred to the buyer. Costs are recorded based on the ratio of the sales value of the relevant units completed and sold to the estimated total project sales value, multiplied by the estimated total project cost. For these projects, our policy is that cash payments received from the buyer are recorded as a deposit liability and costs are capitalized as incurred, up to when the sale is consummated and the unit has been delivered.

Delivery and closing take place only after the local government has certified that the building is completed and ready for habitation (comparable to a certificate of occupancy in the United States) and the following events have occurred:

•

The sales department has determined that the sales contract is signed, the sales tax invoice is properly issued, the purchaser is physically present and the purchaser’s identification cards are checked;

•	All consideration has been paid by the purchaser; and

•	The unit has been inspected and accepted by the purchaser.

Percentage of completion method. Revenue from the sale of properties where the construction period is expected to be more than 12 months is recognized by the percentage of completion method on the sale of individual units based on the completion progress of a project, as described below.

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

Our significant judgments and estimates related to applying the percentage of completion method include our estimates of the time necessary to complete the project, the total expected revenue and the total expected costs. The percentage of completion method requires us to re-evaluate our estimates of future revenues and costs on a quarterly basis project by project. Factors that are subject to uncertainties in our estimates include the expected future sales prices of the units, sales velocity rates and expected construction costs. These factors are subject to market conditions, including, but not limited to, availability of credit in the market for purchasers to obtain mortgage loans, commodities prices affecting construction materials, locations of future infrastructure improvements, and overall development in the immediate area surrounding the project and changes in governmental policies. Cumulative revenue is determined by multiplying cumulative contract sales proceeds by cumulative incurred cost divided by total estimated project costs. Cumulative cost of sales is calculated by multiplying cumulative incurred cost by cumulative contract sales divided by total estimated project revenue. Whenever we make changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change to account for the difference between profits previously recognized using the previous profit margin estimate and the comparable profit using the new profit margin estimates. Further, if the updated profit margin indicates that we will have to sell units at a price less than our costs to develop them, we must recognize the full expected gross loss over the life of the project at that time regardless of whether the units have been sold. Additionally for such unprofitable projects we must also determine whether impairment exists, and, if so, write down the cost to the fair value of the project which, in turn, may be less than the basis after recognizing the effect of future losses.

For a further discussion on our policy on impairment of long-lived assets, see “Operating Results—Future losses and impairment charges” and “Impairment of long-lived assets”.

Interest capitalization

We obtain loans from banks and we issue debt securities to finance projects and provide for working capital. We charge the borrowing costs related to working capital loans to interest expense when incurred and capitalize interest costs related to project developments as a component of the project costs.

The interest to be capitalized for a project is based on the amount of borrowings related specifically to such project. Interest for any period is capitalized based on the amounts of accumulated capital expenditures and the interest rate of the loans. Payments received from the pre-sales of units in the project are deducted in the computation of the amount of accumulated expenditures during a period. The interest capitalization period begins when expenditures have been incurred and activities necessary to prepare the asset (including administrative activities before construction) have begun, and ends when the project is substantially completed. Interest capitalized is limited to the amount of interest incurred.

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

Our significant judgments and estimates include the allow-ability of deductible items for income tax purposes and other tax positions that we may take. Disagreements with the tax authorities could subject us to additional taxes, and possibly, penalties.

The minimum amount of future taxable income that would have to be generated to realize the deferred tax assets is US$72.0 million. We believe that future pre-tax earnings for financial reporting purposes on existing projects are sufficient to generate that minimum amount of future taxable income.

Please see the more detailed discussion in note 12 to our consolidated financial statements included elsewhere in this annual report.

Share-based payments

Under SFAS No. 123(R) “Share-Based Compensation”, as codified in ASC 718, “Compensation-Stock Compensation” we are required to recognize share-based compensation as compensation expense based on the fair value of stock options and other equity awards on the date of the grant, with the compensation expense recognized over the requisite service period, which is generally the vesting period.

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses various assumptions including assumptions regarding an average risk-free rate of return, expected term of the options, volatility rate of our shares and dividend yield.

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of China International Bond denominated in U.S. dollars as of the valuation date. The expected life of options represents the period of time the granted options are expected to be outstanding. We have not paid dividends in the past nor do we expect to pay dividends in the foreseeable future, therefore the dividend yield is set as zero. Since our stock has a limited trading history, the expected volatility we used in our calculations was based on the historical volatilities of comparable publicly traded companies engaged in similar business. Changes in these assumptions, or the expected forfeiture rate of share-based payments, can have a significant effect on the valuation of the awards, and the amount of expenses recognized in our statement of operations.

Tax contingency

We have evaluated the available evidence about (a) asserted and unsettled income tax contingencies and (b) unasserted income tax contingencies caused by uncertain income tax positions taken in our current tax treatments or our income tax returns filed with national and local tax authorities in the PRC and foreign tax authorities. The liability recorded in the consolidated financial statements for these income tax contingencies represents management’s estimate of the amount that is less than “more likely than not” to be upheld in an examination by the relevant taxing authorities, under the provisions of FIN 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”, as codified in ASC 740-10, “Income Tax” (“ASC 740-10”) .

Impairment of long-lived assets

We consider on a quarterly basis whether indicators of impairment of long-lived assets are present. These indicators include, but are not limited to, negative gross margins, decreases in the average selling price above 5% and increases in input costs above 5% related to the individual projects in each operating segment. The provisions of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, as codified in ASC 360, “Property, Plant and Equipment” (“ASC 360”), require that a two-step impairment test be performed on long-lived assets. In the first step, we test for recoverability of the assets by determining whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying value. If the estimated undiscounted cash flows are greater than the carrying value, the long-lived assets are considered not impaired and we are not required to perform further testing. If the estimated undiscounted cash flows are less than the carrying value, we must perform the second step of the impairment test, which is to recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values, if any. Our determination of fair value requires discounting the estimated cash flows for a project at a rate commensurate with the inherent risk associated with the related assets and estimated cash flows.

Both the undiscounted cash flows and the discount rate used in determining fair value are based on estimates. To project undiscounted cash flows, we use various factors as described above under “Future losses and impairment charges”, including the expected pace at which the planned units will be sold, the estimated net sales prices expected to be attained, and expected costs to be expended in the future, including, but not limited to, home construction, construction overhead, sales and marketing, sales taxes and interest costs. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued authoritative guidance under ASC 105 (“ASC 105”), which establishes the FASB Accounting Standards Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles. ASC 105 became effective for financial statements issued for interim periods ended after September 15, 2009. All content within the Codification carries the same level of authority. The adoption of ASC 105 had no effect on the Group’s consolidated results of operations or financial position.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, as codified in ASC 810, “Consolidation” (“ASC 810”). ASC 810 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary of a variable interest entity, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity.

ASC 810 is effective for annual reporting periods beginning after November 15, 2009. Earlier application is prohibited. ASC 810 will be effective for the Company’s fiscal year beginning January 1, 2010. As the company currently does not consolidate its only VIE, and any reassessment of the VIE status would not require consolidation, management does not expect the adoption of ASC 810 to have a material impact on the Group’s financial statement.

In August 2009, the FASB issued Accounting Standards Update No. 2009-5, “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value ,” (“ASU 2009-5”), which amends ASC 820 to provide additional guidance to clarify the measurement of liabilities at fair value in the absence of observable market information. ASU 2009-5 is effective for the Company beginning October 1, 2009. As the company does not record its liabilities at fair value, the adoption of ASU 2009-5 is not expected to have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”, as codified in ASC 855, “Subsequent Events” (“ASC 855”) to establish general standards of accounting for and disclosure of subsequent events. ASC 855 renames the two types of subsequent events as recognized subsequent events or non-recognized subsequent events and modifies the definition of the evaluation period for subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued. ASC 855 is effective for interim or annual financial periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Group’s financial statement disclosures.

In April 2009, the FASB issued FASB Staff Position No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, as codified in ASC 825-10-65, “Financial Instruments” (“ASC 825-10-65”). ASC 825-10-65 requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. ASC 825-10-65 are effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of ASC 825-10-65 did not have a material impact on the Group’s consolidated results of operations or financial position.

In April 2009, the FASB released FASB Staff Position No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”, as codified in ASC 320-10-65, “Investment-Debt and Equity Securities” (“ASC 320-10-65”). ASC 320-10-65 was issued contemporaneously with ASC 820-10-65 and ASC 825-10-65. These statements introduced new disclosure requirements affecting both debt and equity securities and extend the disclosure requirements to interim periods including disclosure of the cost basis of securities classified as available-for-sale and held-to-maturity and provides further specification of major security types. ASC 320-10-65 is effective for fiscal years and interim periods beginning after June 15, 2009. The adoption of ASC 320-10-65 did not have a material impact on the Group’s consolidated results of operations or financial position.

In January 2010, the FASB issued ASU 2010-06, Disclosures about Fair Value Measurements. ASU 2010-06, which amends ASC 820, provides for disclosure of the amount of significant transfers in or out of Level 1 and Level 2, the reasons for those transfers, as well as information in the Level 3 rollforward about purchases, sales, issuances and settlements on a gross basis. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity on a gross basis, which is effective for all interim and annual periods beginning after December 15, 2010. Adoption of ASU 2010-06 is not expected to have a material effect on the Group’s consolidated financial statements.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, construction loans from Chinese banks, and proceeds from issuances of equity and debt securities.

Cash Flows

	Year Ended December 31,
	2007	2008	2009
	(US$ in thousands)
Net cash provided by (used in) operating activities	(174,675)	(243,598)	124,506
Net cash used in investing activities	(2,623)	(9,004)	(536)
Net cash provided by (used in) financing activities	448,405	66,676	(101,962)
Net increase/(decrease) in cash and cash equivalents	271,107	(185,926)	22,008
Effect of exchange rate changes on cash and cash equivalents	3,294	12,270	133
Cash and cash equivalents at beginning of year	34,914	309,315	135,659
Cash and cash equivalents at end of year	309,315	135,659	157,800

Operating Activities

Net cash provided by operating activities was US$124.5 million for the year ended December 31, 2009, primarily attributable to US$42.4 million in net income, a decrease in other receivables of US$11.9 million, and a US$74.8 million reduction in the balance of properties under development, as project input costs were reduced substantially in the year of 2009 to better match the GFA sales rate, partially offset by an increase in advances to suppliers of US$19.0 million.

Net cash used in operating activities was US$243.6 million for the year ended December 31, 2008, primarily attributable to increased property development spending. In addition, we incurred net cash outflows on increases in receivables, deposits, and prepayments offset by an increase in accounts payable to suppliers, all due to increased development activity.

Net cash used in operating activities was US$174.7 million in 2007, primarily attributable to cash paid to acquire land use rights, an increase in accounts receivable, an increase in other deposits and prepayments, and a decrease in customer deposits and income tax payable. The increase in cash used in operating activities was partly offset by an increase in our accounts payable, other payables and accrued liabilities, and payroll and welfare payable. The increase in other deposits and prepayments was attributable to increased advance payments to vendors and construction service providers for new projects launched in Jinan, Suzhou, and Hefei for the year ended December 31, 2007. The increase in accounts payable was mainly due to higher payables to engineering and construction service providers, reflecting the expansion of real estate properties under construction in 2007.

Proceeds from pre-sales of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sales proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sales are affected by a number of factors, including restrictions on pre-sales imposed by PRC law, market demand for our properties subject to pre-sales, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sales payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. At December 31, 2007, 2008 and 2009, we recorded current liabilities consisting of customer deposits of US$25.3 million, US$14.3 million and US$10.9 million, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash in flow to the extent possible.

Investing Activities

Net cash used in investing activities was US$0.5 million in the year ended December 31, 2009, and was mainly attributable to the purchase of office equipment.

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

Financing Activities

Net cash used in financing activities was US$102.0 million in the year ended December 31, 2009, and was primarily attributable to repayment of short-term and long-term bank loans in the aggregate of US$227.4 million, largely offset by proceeds from short-term and long-term bank loans in the aggregate of US$100.9 million.

Net cash provided by financing activities was US$66.7 million in the year ended December 31, 2008, was primarily attributable to proceeds of US$105.0 million from long-term bank loans and US$87.6 million from short-term loans, all denominated in RMB. Loan repayments totaled US$119.9 million, of which US$96.5 million was used for the repayment of short-term bank loans and US$23.4 million for repayment of long-term bank loans.

Net cash provided by financing activities was US$448.4 million in the year ended December 31, 2007, primarily attributable to proceeds of US$262.9 million from our public offering, proceeds of US$100.0 million from the issue of our floating rate notes and convertible notes, proceeds of US$149.6 million from long-term bank loans, and proceeds of US$50.6 million from short-term bank loans, partly offset by US$35.0 million repayment of shareholders’ loans, a US$13.5 million increase of restricted cash, US$26.6 million repayment of short-term bank loans and US$30.4 million repayment of long-term bank loans.

Bank Borrowing

Bank borrowings are an important source of funding for our property developments. Our borrowings as of December 31, 2007, 2008 and 2009, respectively, were as follows.

	Year Ended December 31,
	2007	2008	2009
	(US$)	(US$)	(US$)
Short-term bank loans	49,284,013	168,966,728	94,661,844
Long-term bank loans	137,858,336	105,006,877	53,015,436
Total	187,142,349	273,973,605	147,677,280

As of December 31, 2007, 2008, and 2009, the weighted average interest rate on our short-term bank loans was 6.66%, 7.54% and 5.46%, respectively. As of December 31, 2007, 2008, and 2009, our short-term bank loans were all denominated in Renminbi and were secured by our land use rights, real estate under development, certain property certificates and certain bank deposits.

As of December 31, 2007, 2008, and 2009, the weighted average interest rate on our long-term bank loans was 7.03%, 7.79% and 5.48%, respectively. As of December 31, 2007, 2008, and 2009, our long-term bank loans were all denominated in Renminbi and were secured by our land use rights and real estate under development.

Since June 2003, commercial banks have been prohibited under PBOC guidelines from advancing loans to fund the payment of land use rights. In addition, the PRC government also encourages property developers to use internal funds to develop their property projects. Under guidelines jointly issued by the Ministry of Housing and Urban-Rural Development and other PRC government authorities in August 2004, commercial banks in China are not permitted to lend funds to property developers with an internal capital ratio, calculated by dividing the internal funds available by the total capital required for the project, of less than 35%. These internal capital ratio requirements have limited the amount of bank financing that property developers, including us, are able to obtain.

Shareholders’ Loan

On December 7, 2006, we borrowed a bridge loan in the principal amount of US$35.0 million from Blue Ridge China and Equity International, both holders of our common shares. This loan bore interest at the rate of 12.5% per annum. In April 2007, we repaid the bridge loan using a portion of the net proceeds from the issuance and sale of floating rate notes.

Floating Rate Notes and Convertible Notes

In April 2007, we issued US$75.0 million of floating rate notes and US$25.0 million of convertible notes. The floating rate notes bear interest at a rate of six-month LIBOR plus 6.80% per annum and mature in April 2010. The convertible notes bear interest at a rate of 2% per annum and mature in April 2012. The holder of the convertible notes has the right, at its option, to convert the principal amount of the notes, or any portion of such principal amount which is a multiple of US$100,000, into common shares at the conversion price in effect at such time. The holder of the convertible notes also has a right as of June 15, 2010 to demand us to repurchase the convertible notes at a cash price of 120% of the principal amount plus accrued and unpaid interest, unless we have exercised our redemption right to redeem such convertible notes upon a change in tax laws or regulation. See note 10 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

The indentures for each of the floating rate notes and convertible notes contain financial and non-financial covenants, including covenants restricting our ability and the ability of our subsidiaries to incur additional debt or guarantees, make restricted payments or make capital expenditures in excess of specified amounts, or make certain restricted payments, including mortgage guarantees, if we have a consolidated interest expense coverage ratio, or interest coverage ratio, less than a specified threshold.

As previously disclosed, during 2009, we became aware we had not properly calculated the subsidiary debt to total tangible assets ratio and interest coverage ratio due to misinterpretations of certain definitions, which caused us to be in non-compliance with the subsidiary debt to total tangible assets ratio and the limitations on restricted payments and related provisions of the indentures. On August 21, 2009, we obtained waivers from the requisite noteholders under both indentures with respect to any and all defaults that have or may have occurred at any time directly or indirectly resulting from such non-compliance. The non-compliance does not trigger any cross-default of any other debt of our company or subsidiaries. In August 2009, we obtained the requisite approvals from the holders of floating rate notes and convertible notes, respectively, to amend certain indenture covenants and related definitions. As amended, each of the indentures require that we:

•

maintain a consolidated tangible net worth of at least US$95.0 million from January 1, 2008 through December 31, 2008, US$145.0 million from January 1, 2009 through December 31, 2009 and US$195.0 million thereafter;

•

maintain an average daily cash balance of at least US$20.0 million during the last 30 days of each quarter in the year ended December 31, 2008 and US$30.0 million during the last 30 days of each quarter thereafter and the 15 calendar days preceding the stated maturity of the notes;

•	maintain a consolidated subsidiary debt to consolidated total tangible assets ratio, or subsidiary debt to total tangible assets ratio, of no more than 0.35 to 1.00 at all times;

•	maintain a working capital ratio of no less than 1.33 to 1.00 at all times;

•	may not make capital expenditure in excess of US$1.5 million in 2008 and US$2.5 million in each of 2009 and 2010; and

•

make certain restricted payments only if we have a consolidated interest expense coverage ratio, or interest coverage ratio, greater than 4.00 to 1.00 at the time of and after giving effect to the restricted payments.

These covenants and related definitions can be found in the applicable indentures as amended, each of which we have previously filed with the SEC.

As of December 31, 2009, under the amended indentures, our consolidated tangible net worth was US$445.6 million, our average daily cash balance was US$198.0 million, our working capital ratio was 2.30 and our subsidiary debt to total tangible assets ratio was 0.08. Although our interest coverage ratio was 3.62, our restricted payments were well within the permitted thresholds under the indentures.

The floating rate notes and convertible notes are secured by a mortgage on our shares in our wholly owned Cayman subsidiary, which indirectly holds all of our assets and operations in China. The notes are also secured by the pledge of all of the Cayman subsidiary’s shares in Xinyuan (China) Real Estate Ltd., or Xinyuan China, and the pledge of a loan from the Cayman subsidiary to Xinyuan China.

Capital Expenditures

Our capital expenditures were US$2.6 million, US$9.0 million and US$0.5 million in 2007, 2008 and 2009, respectively. Our capital expenditures in 2007, 2008 and 2009 were mainly used for acquisition of subsidiaries, building improvements, purchase of vehicles, fixtures and furniture and computer network equipments, and accumulation of properties held for lease related to newly completed projects. The source of our capital expenditures is primarily the cash flow generated from operating activities.

As of December 31, 2009, we had outstanding commitments with respect to non-cancelable construction contracts for real estate development and land use rights purchases in the amount of US$376.3 million.

C. Research and Development, Patent and Licenses, etc.

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

As of December 31, 2007, 2008 and 2009, we guaranteed mortgage loans in the aggregate outstanding amount of US$209.6 million, US$384.0 million and US$509.2 million, respectively.

Except for the contingent liabilities set forth above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any transactions with unconsolidated entities, derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Other than as described above, there are no off-balance sheet arrangements that have or are reasonably likely to have effect on our financial position.

We have no obligation arising out of a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or that engages in leasing, hedging, or research and development arrangements with us.

F. Tabular Disclosure of Contractual Obligations

As of December 31, 2009, our contractual obligations amounted to US$641.9 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated.

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(US$ in thousands)
Long-term debt obligations:
long-term bank loans	53,015	—	53,015	—	—
interest on long-term bank loans(1)	6,262	2,943	3,319	—	—
Short-term debt obligations
Short-term bank loans	94,662	94,662	—	—	—
interest on short-term debt obligations(2)	3,663	3,663	—	—	—
convertible notes	25,000	25,000	—	—	—
interest on convertible notes(3)	500	500	—	—	—
floating rate notes	75,000	75,000	—	—	—
interest on floating rate notes(4)	2,804	2,804	—	—	—
Operating lease obligations	4,770	1,447	2,841	482	—
Non-cancellable construction contact obligations	226,001	226,001	—	—	—
Contracted land use rights obligations	150,259	150,259	—	—	—
Total	641,936	582,279	59,175	482	—

(1)	Our long-term bank loans bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans is calculated based on the current interest rate of each loan, ranging from 4.86% to 7.65% per annum, using the PBOC benchmark rate of 5.40% as of December 31, 2009.
(4)	Interest on short-term loans is calculated based on the fixed interest rates for relevant loans, ranging from 5.13% to 5.94% per annum.
(3)	Interest on floating rate notes is calculated at 6-month LIBOR as of September 30, 2009 plus 6.8% per annum. The applicable LIBOR rate was 0.60% as of December 31, 2009.
(2)	Interest on convertible notes is calculated at a rate of 2.00% per annum.

We have projected cash flows for each of our existing projects, considering a number of factors, including the relative stage of each of our projects under construction and our projects under planning and the demand for and the average selling prices of our projects. For any given project, we use cash early in the project life and generate cash later in the project life. Costs for land acquisition, site preparation, foundation, and early above ground framing are all incurred before we obtain licenses from local governing authorities to enter into pre-sales activity. The construction of many of our projects is carried out in phases, the timing of which is primarily determined by us based on the pace of the market demand for units in the project. Accordingly, after receiving the pre-sale permits relating to a project, we are able to control much of our construction activities to coincide with the timing of expected pre-sales.

We acquired in 2007 the land parcels for our three largest active projects, Kunshan International City Garden, Chengdu Xinyuan Splendid I and Suzhou International City Garden, and completed the majority of the construction activities on those projects in 2008. Accordingly, we incurred a significant portion of the cash outflows associated with those projects by the end of 2008. However, we only obtained our pre-sales permits and commenced pre-sales activities in September 2008, in the case of the Kunshan International City Garden and Chengdu Xinyuan Splendid I, and May 2008, in the case of the Suzhou International City Garden. As of the end of 2008, we achieved only limited cumulative pre-sales as a percentage of estimated total sales for these three projects. As of December 31, 2009, cumulative pre-sales as a percentage of estimated total sales was 39.0%, 50.2% and 30.2% for each of Kunshan International City Garden, Chengdu Xinyuan Splendid I and Suzhou International City Garden, respectively.

During the first half of 2009, our pre-sales, selling price and gross floor sales all showed positive trends, leading us to project improved cash flows. Given the improved cash flows and customer demand, we made our first land parcel acquisition since 2007 on September 25, 2009 with the auction purchase of a parcel of land with an estimated 77,000 square meters GFA in Zhengzhou for a consideration of US$20.2 million. Subsequently, we acquired in the fourth quarter of 2009 four more parcels of land with an aggregate estimated GFA of 940,000 square meters in Zhengzhou, Jinan, and Xuzhou for an aggregate consideration of US$320.8 million. The aggregate land premium consideration for the five parcels is US$341.0 million. As of the end of December 2009, we had made scheduled land premium payments of US$190.8 million, leaving US$150.2 million of payments scheduled for late January 2010 (US$17.2 million) and May 2010 (US$133.1 million). As of December 31, 2009, we had sufficient cash balances on hand to make these remaining payments.

In addition to the scheduled land premium payments and other contractual obligations, our floating rate notes in the principal amount of US$75.0 million will be due in April 2010 and the holder of our convertible notes in the principal amount of US$25.0 million has the right to demand us to repurchase such convertible notes at 120% of the principal amount (plus accrued and unpaid interest) on June 15, 2010, unless we have exercised our redemption right to redeem such convertible notes upon a change in tax laws or regulations. We consider it probable that the convertible noteholder will exercise its put right on June 2010 and, accordingly, have classified the notes as a current obligation. We are in discussions about the possibility of refinancing $30 million of the floating rate notes but cannot guarantee that any such refinancing will be completed. We believe our cash on hand, projected cash flow from operations, available construction loan borrowing capitals, and potential access to capital markets, should be sufficient to meet our expected cash requirements, including our short-term debt obligation and non-cancellable construction contract obligations that are due on various dates through December 2010. However, our ability to secure sufficient financing for land use rights acquisition and property development and repayment of our existing onshore and offshore debt obligations depends on a number of factors that are beyond our control, including lenders’ perceptions of our creditworthiness, market conditions in the capital markets, investors’ perception of our securities, the PRC economy and the PRC government regulations that affect the availability and cost of financing for real estate companies or the property purchasers.

There can be no assurance that our internally generated cash flow and external financing will be sufficient for us to meet our contractual and financing obligations in a timely manner. We may require additional cash due to changing business conditions or other future developments, including any decline in cash flow from operations or any investments or acquisitions we may decide to pursue. In the event that proceeds from the sale of units for a project are insufficient to meet our contractual and financing obligations, we would need to raise the required funds through new borrowings, refinancing of existing borrowings, public or private sales of equity securities, or a combination of one or more of the above. We cannot assure you that we will be able to obtain adequate funding in a timely manner and on reasonable terms, or at all.

G. Safe Harbor

This Item 5. Operating and Financial Review and Prospects contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. However, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements. Among the important factors to consider in evaluating our forward-looking statements are:

•	our ability to continue to implement our business model successfully;

•	our ability to secure adequate financing for our project development;

•	our ability to successfully sell or complete our property projects under construction and planning;

•	our ability to enter into new geographic markets and expand our operations;

•	our ability to maintain strict cost control;

•	the marketing and sales ability of our third-party sales agents;

•	our ability to obtain permits and licenses to carry on our business;

•	competition from other real estate developers;

•	the growth of the real estate industry in China, particularly Tier II cities;

•	fluctuations in general economic and business conditions in China;

•	fluctuations of interest rates in China; and

•	PRC laws, regulations and policies relating to real estate developers and the real estate industry in China.

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

This annual report also contains third party data relating to the real estate industry in China that includes projections based on a number of assumptions. The real estate industry in China may not grow at the rates projected by market data, or at all. The failure of this market to grow at projected rates may have a material adverse effect on our business and the market price of our ADSs. Furthermore, if one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward looking statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position
Yong Zhang	46	Director, Chairman and Chief Executive Officer

Yuyan Yang	46	Director and Vice President

Thomas Gurnee	59	Director and Chief Financial Officer

Huai Chen	58	Independent Director

Yong Cui	35	Director

Christopher J. Fiegen	42	Independent Director

Yue (Justin) Tang	39	Independent Director

Thomas Wertheimer	69	Independent Director

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

Thomas Gurnee was appointed to the board of directors of our company in December 2007 and as Chief Financial Officer in February 2009. Prior to joining Xinyuan, Mr. Gurnee was the Chief Financial Officer of GEM Services Inc., a semiconductor contract manufacturer based in China. Prior to that, Mr. Gurnee served as the president of Globitech Inc., a Texas-based epitaxial semiconductor wafer manufacturer, the Chief Financial Officer of Artest Inc., a California-based semiconductor test subcontractor, and the Chief Financial Officer of Sohu.com (NASDAQ: SOHU), a Beijing-based internet portal. He is also a member of the board of directors of eLong, Inc. and Longtop Financial Technologies Ltd. Mr. Gurnee obtained his bachelors degree from Stanford University and master’s degree in business administration from the University of Santa Clara. His business address is 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025.

Huai Chen was appointed as an independent director of our company in December 2007. Mr. Chen is the senior research fellow and director of the Policy Research Center of the MOHURD and was the deputy director of the Institute of Market Research under the PRC State Council’s Development and Research Center. Mr. Chen was a visiting professor of Stanford University and Tokai University and has a doctorate from Renmin University of China. His business address is No. 9 Sanlihe Road, Beijing, PRC.

Yong Cui has been our director since August 2006. With a doctorate degree in economics from Renmin University of China, Mr. Cui has extensive experience in corporate finance. He is a senior researcher at the Finance and Securities Institute of Renmin University of China and the executive president and a director of Beijing Huiye Huacheng Investment Consulting Co., Ltd. He is also a director of Beijing Gold – Tide Biotechnology Co., Ltd. His business address is Room 1-117, 8 Banbi Road South, Haidian District, Beijing, PRC.

Christopher J. Fiegen is an independent director and has been on our board since August 2006. He was appointed to our board of directors by Equity International. Mr. Fiegen is Chief Portfolio Officer of Equity International. Mr. Fiegen has been associated with Equity International since its inception in 1999 and is primarily responsible for its investment portfolio management activity. He is also a director of several companies of which Equity International is an investor including Orascom Housing Communities, Shanghai Jingrui Properties Co., Ltd., Renaissance LifeCare PLC, Sanctuary Residences, and Shanghai Yupei Group Co., Ltd. In 1997, Mr. Fiegen joined Equity Group Investments, LLC, a privately-held investment company founded and led by Samuel Zell. Mr. Fiegen graduated from University of Michigan with a bachelor’s degree in finance. His business address is Two North Riverside Plaza, Suite 700, Chicago IL 60606.

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

Thomas Wertheimer was appointed as an independent director of our company in December 2007. Mr. Wertheimer was a highly experienced audit partner with PricewaterhouseCoopers, and is an expert in financial and accounting issues, including reporting to the SEC, executive compensation, foreign operations, hedging and derivatives. Mr. Wertheimer is a member of board of directors of two other public companies, Fiserv Inc. (NASDAQ: FISV) and Vishay Intertechnology, Inc. (NYSE: VSH). He was also a consultant to the Public Company Accounting Oversight Board (PCAOB). Mr. Wertheimer obtained his bachelor and master’s degrees in business administration from the University of Cincinnati. His business address is 28 Wicklow Drive, Hilton Head Island, SC 29928.

B. Compensation

For the fiscal year ended December 31, 2009, we paid an aggregate compensation of US$0.6 million in cash to our executive officers, including all directors, and we paid an aggregate of US$0.2 million in compensation to our non-executive directors. As discussed above under “Item 4. Information on the Company – B. Business Overview – Employees”, we made contributions of US$0.9 million to employee benefit plans for the fiscal year ended December 31, 2009.

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

The following table summarizes, as of December 31, 2009, the outstanding options that we granted to our current directors, executive officers, and other individuals as a group under our 2007 equity incentive plan.

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Common Shares Underlying Restricted Share Awards Granted (1)	Grant Date	Date of Expiration
Yong Zhang	146,891	2.50		August 11, 2007	August 10, 2017
Yong Cui			172,223	August 11, 2007	August 10, 2017
Other employees and consultants(2) as a group	1,083,806	2.50	329,324	August 11, 2007	August 10, 2017

(1)	All restricted share awards were granted at purchase price of US$0.0001 per common share.
(2)	None of these employees and consultants is a director or executive officer of our company.

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

On November 5, 2007 and July 1, 2008, we granted options under the 2007 long term incentive plan to our directors, management and key employees of both the Group and our equity investee for an aggregate of 2,801,844 common shares at the average exercise price of US$6.48 per common share (or US$12.96 per ADS). These awards have vesting periods of up to 36 months, and will expire no later than the 10th anniversary of the date of grant. The number of common shares underlying options granted to Yong Zhang and Yuyan Yang was 473,493 and 134,956, respectively.

On March 31, 2009, the Company granted options under the 2007 Plan to purchase up to 500,000 common shares to one employee, at an exercise price equal to the price of the grant date (US$1.87 per share). These options have a weighted average grant date fair value of US$1.255 per option, and a total expected compensation cost, net of expected forfeitures, of US$564,750. These options have a vesting period based on length of service of 36 months and will expire no later than March 31, 2019.

On August 11, 2009, under the 2007 Plan, the Company granted share options to purchase up to 100,000 common shares to an employee, at an exercise price of US$1.30 per share, which is below the market price of our common shares on the grant date (US$2.71 per share). These options have a weighted average grant date fair value of US$2.12 per option, and a total expected compensation cost, net of expected forfeitures, of US$190,800. These options have vesting periods of 27 months and will expire no later than August 11, 2019.

The following table summarizes, as of December 31, 2009, the outstanding options that we granted to our current directors and executive officers and to other individuals as a group under our 2007 long term incentive plan.

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Grant Date	Date of Expiration
Yong Zhang	473,493	7.00	November 5, 2007	December 4, 2017
Yuyan Yang	134,956	7.00	November 5, 2007	December 4, 2017
Thomas Gurnee	500,000	1.87	March 31, 2009	March 30, 2019
Other employees as a group(1)	396,811	7.00	November 5, 2007	December 4, 2017
	180,000	2.975	July 1, 2008	June 30, 2018
	100,000	1.30	July 31, 2009	June 30, 2019

(1)	None of these employees and consultants is a director or executive officer of our company.

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

Audit Committee. Our audit committee consists of Mr. Thomas Wertheimer and Mr. Huai Chen. On February 23, 2009, we appointed Mr. Thomas Gurnee as the company’s Chief Financial Officer. At the time, Mr. Gurnee has been an independent member of our board of directors and member of our audit committee. Mr. Gurnee no longer satisfies the “independence” requirements of Section 303A of the NYSE Listed Company Manual. Accordingly, Mr. Gurnee resigned as of February 23, 2009 from our audit committee. Under Section 303A.06 of the NYSE Listed Company Manual, as a foreign private issuer, we are required to have an audit committee composed solely of independent directors. However, unlike U.S. listed companies, we are not required to have a minimum number of committee members. Mr. Wertheimer is the chairman of our audit committee. All of the current members of our audit committee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has determined that Mr. Wertheimer qualifies as an “audit committee financial expert” under applicable SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Exchange Act, regardless of the dollar amount involved in such transactions;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent registered public accounting firm.

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

D. Employees

We had 633, 645 and 482 full time employees as of December 31, 2007, 2008 and 2009, respectively. See “Item 4. Information on the Company—B. Business Overview—Employees.” None of our employees is represented by a labor union. We consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of December 31, 2009, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our common shares; and

•	all of our directors and executive officers as a group.

	Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Yong Zhang(2)	60,385,103	39.7
Yuyan Yang(3)	60,385,103	39.7
Yue (Justin) Tang(4)	—	—
Christopher J. Fiegen(5)	—	—
Yong Cui	—	—
Thomas Wertheimer	3,000	*
Thomas Gurnee(6)	166,666	*
Huai Chen	—	—
All directors and executive officers as a group(7)	120,939,872	79.2

Principal Shareholders:
Blue Ridge China Partners, L.P.(8)	27,905,867	18.4
EI Fund II China, LLC(9)	18,603,912	12.2
FMR LLC (10)	12,316,300	8.1

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.
(1)	Beneficial ownership includes voting or investment power with respect to the securities and, except as indicated below, each person named has sole voting and investment power with respect to the shares shown opposite his or her name. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of December 31, 2009, the end of our fiscal year. The percentage of beneficial ownership is based on 151,688,262 common shares outstanding as of December 31, 2009. In addition, for purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons had the right to acquire on or before March 1, 2010 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(2)	Includes 12,000,000 common shares owned by Yuyan Yang, Mr. Zhang’s spouse, 101,216 common shares issuable upon the exercise of options exercisable within 60 days, which are held by Star World Finance Limited, a British Virgin Islands company wholly owned and controlled by Ms. Yang and 283,887 common shares issuable upon the exercise of options exercisable within 60 days, which are held by Shining Gold Trading Limited, a British Virgin Islands company wholly owned and controlled by Mr. Zhang. Mr. Zhang and Ms. Yang are deemed to be beneficial owners of each other’s shares.
(3)	Includes 48,000,000 common shares owned by Yong Zhang, Ms. Yang’s spouse, 283,887 common shares issuable upon the exercise of options exercisable within 60 days, which are held by Shining Gold Trading Limited, a British Virgin Islands company wholly owned and controlled by Mr. Zhang and 101,216 common shares issuable upon the exercise of options exercisable within 60 days, which are held by Star World Finance Limited, a British Virgin Islands company wholly owned and controlled by Ms. Yang. Mr. Zhang and Ms. Yang are deemed to be beneficial owners of each other’s shares.
(4)	An entity controlled by Yue (Justin) Tang is a limited partner of the General Partner of Blue Ridge China Partners, L.P., or Blue Ridge China, giving Mr. Tang an indirect economic interest in a minority portion of the shares owned by Blue Ridge China. Such entity has certain veto rights, including with respect to Blue Ridge China’s determinations as to making and disposing of investments. Mr. Tang disclaims beneficial ownership (having or sharing investment or voting control) in the Blue Ridge China shares, and disclaims any pecuniary interest in the Blue Ridge China shares except to the extent of his proportionate indirect interest in Blue Ridge China.
(5)	Christopher J. Fiegen has an economic interest in a minority portion of the shares owned by EI Fund II China, LLC, or Equity International. Mr. Fiegen disclaims beneficial ownership in all of our shares owned by Equity International, except to the extent of his pecuniary interest therein.
(6)	Represents common shares issuable upon the exercise of options exercisable within 60 days.
(7)	Includes 101,216 common shares issuable upon the exercise of options exercisable within 60 days, which are held by Star World, 283,887 common shares issuable upon the exercise of options exercisable within 60 days, which are held by Shining Gold and 166,666 common shares issuable upon exercise of options exercisable within 60 days, which are held by Mr. Gurnee.
(8)	The securities are beneficially owned by Blue Ridge China and by its general partner, Blue Ridge China Holdings, L.P., or BRCH, a Cayman Islands exempted limited partnership, and BRCH’s general partner, Blue Ridge Capital Offshore Holdings LLC, or BRCOH, a New York limited liability company. John A. Griffin is the sole managing member of BRCOH and in that capacity directs its operations and (through BRCOH and BRCH) has voting and investment control over Blue Ridge China. Blue Ridge China, BRCH, BRCOH, and Mr. Griffin may therefore all be deemed to beneficially own such securities. BRCH’s, BRCOH’s, and Mr. Griffin’s pecuniary interest in such securities is limited to its or his proportionate pecuniary interest in Blue Ridge China. The address of Blue Ridge China Partners, L.P. is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands
(9)	The securities are owned directly by EI Fund II China, LLC, which is owned by EI Fund II, LP. EI Fund II, GP LLC is the general partner of EI Fund II, LP with investment and voting control over this shares owned directly by EI Fund II China, LLC. EI Fund II, LP and EI Fund II GP, LLC are each owned by Equity International LLC, which may be deemed to have beneficial ownership of the shares directly owned by EI Fund II China, LLC. Samuel Zell, through several trusts for the benefit of Mr. Zell’s family, has investment and voting control over EI Fund II China, LLC and may therefore be deemed to beneficially own such securities. Mr. Zell’s and each such trust’s pecuniary interest in such securities are limited to his or its proportionate pecuniary interest in EI Fund II China, LLC. Mr. Zell disclaims beneficial ownership of such shares. The address of EI Fund II China, LLC is Two North Riverside Plaza, Suite 700, Chicago, IL 60606.
(10)	Based on information contained in a Schedule 13G filed with the SEC on February 12, 2010 by FMR LLC, Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC and an investment adviser, is the beneficial owner of 12,316,300 common shares of as a result of acting as investment adviser to various investment companies. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 12,316,300 shares owned by the Funds and may be deemed beneficial owners. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement. Accordingly, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The address of Fidelity is 82 Devonshire Street, Boston, Massachusetts 02109.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

There are two record holders in the U.S., including the depositary for our ADSs, holding, collectively, 62.55% of our outstanding common shares.

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

Co-Sale Rights. Prior to December 12, 2010, if either Mr. Yong Zhang or Ms. Yuyan Yang proposes to transfer any common shares, he or she must provide us and the other parties to the agreement written notice detailing the number of common shares to be sold or transferred, the consideration to be paid, the name and address of each prospective purchaser or transferee, and a copy of the proposed transfer documents; provided, however, that this provision does not apply to any shares registered for resale on Form F-3. Within 30 days of such notification, Blue Ridge China, Equity International, Burnham Securities and Mr. Gardner have the right to participate in the sale on the same terms and conditions indicated in the notice. Their pro-rata share is the ratio of the sum of the number of securities held by Blue Ridge China, Equity International, Burnham Securities or Mr. Gardner that were issued pursuant to the Share Exchange and Assumption Agreement, on an as converted and as exercised basis, as the case may be.

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

Transactions with Jiantou Xinyuan

We continue to hold a 45% equity interest in Jiantou Xinyuan, with the remaining 55% held by third-party partners. Under the joint venture contract, we and the other partners agree to share the profits according to our respective equity interest in Jiantou Xinyuan. In September 2009, we, through our wholly owned subsidiary, Henan Xinyuan, entered into the ETA with the third-party partners to acquire their 55% Equity. For further discussion, see “Item 4. Information on the Company—B. Business Overview—Jiantou Xinyuan Projects.”

We extended loans to and paid real estate construction costs on behalf of Jiantou Xinyuan. As of December 31, 2009, we recorded balances due from Jiantou Xinyuan in the amount of US$nil. In May and June 2007, we made two loans to Jiantou Xinyuan in the amount of US$8.0 million and US$8.0 million, respectively. These loans bore interest at the rate of 6.57% per annum and have fixed terms of one year. In July 2008, we extended a loan to Jiantou in the amount of US$6.7 million, which bears an annual interest rate of 8.21% and it was paid off by Jiantou Xinyuan in July 2009.

Cash Advances

As of December 31, 2009, we recorded balances due from employees in the amount of US$0.08 million as compared to US$0.04 million for 2008, which mainly represented cash advances paid to employees for their traveling expenses.

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

Registration Rights

We have granted registration rights to the holders of our common shares, certain warrants and convertible notes or their assignees, some of which rights may have expired. These rights include (a) demand and Form F-3 registration rights to (i) the holders or assignees of our convertible notes and related warrants, and to (ii) Blue Ridge China and Equity International, and (b) piggyback registration rights to these parties and the holders of the common shares issued upon exercise of the Burnham warrants. We have registered most of the common shares for resale on a Form F-3 registration statement.

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

Under our indentures for our floating rate notes and our convertible notes, we may not pay dividends unless our net income or cash flow exceeds specified thresholds and certain other conditions are satisfied. Assuming we are able, in accordance with these contractual arrangements, to pay dividends, any payment of dividends will still be subject to our board of directors’ discretion and the form, frequency and amount of any dividend will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

	Trading Price
	High	Low
	US$	US$
Year
2007 (starting from December 12, 2007)	18.00	12.00
2008	14.71	1.54
2009	7.65	2.43
Quarter
First Quarter 2008	14.71	6.35
Second Quarter 2008	11.61	6.07
Third Quarter 2008	6.98	2.89
Fourth Quarter 2008	3.50	1.54
First Quarter 2009	5.59	2.43
Second Quarter 2009	7.65	3.60
Third Quarter 2009	7.40	3.77
Fourth Quarter 2009	5.49	3.65
First Quarter 2010 (through March 29, 2010)	—	—
Month	4.82	3.31
September 2009	5.68	3.77
October 2009	4.74	3.65
November 2009	5.49	4.00
December 2009	5.00	4.00
January 2010	4.82	3.90
February 2010	4.25	3.31
March 2010 (through March 29, 2010)	4.30	3.87

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

C. Material Contracts

We have not entered into any material contracts in the year ended December 31, 2009 other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

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

Passive Foreign Investment Company

Based on the composition of our assets and income, we do not believe we were a PFIC in 2009 and do not expect to be a PFIC for U.S. federal income tax purposes with respect to our current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year ending December 31, 2010 will not be determinable until after the close of the current taxable year ending December 31, 2010, and accordingly there is no guarantee that we will not be a PFIC for 2010 or any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Changes in the nature of our income or assets, or a decrease in the trading price of the common shares or ADSs, may cause us to be considered a PFIC in the current or any subsequent year. However, as noted above, there can be no certainty in this regard until the close of the 2010 taxable year.

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

Market risk is the risk of loss related to adverse changes in market prices, including interest rate and foreign exchange rates of financial instruments. We are exposed to various types of market risks in the normal course of business. We have not in the past used derivatives to manage our exposure to market interest rate risk or foreign exchange risk. The following discussion and analysis, which involves “forward-looking statements” that involve risk and uncertainties, summarizes our exposure to different market risks.

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

The RMB is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its previous policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since July 21, 2005, this change in policy has resulted in an approximately 17.5% appreciation of the RMB against the U.S. dollar by December 31, 2009. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any appreciation of the RMB against the U.S. dollar or any other foreign currencies would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert foreign currencies into RMB for such purposes. Any significant depreciation in the exchange rates of the RMB against the U.S. dollar could adversely affect the value of our dividends, which would be funded by RMB but paid in U.S. dollars. There can be no assurance that any future movements in the exchange rate of the RMB against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition (including our ability to pay dividends). A significant depreciation in the RMB against major foreign currencies may have a material adverse impact on our results of operations, financial condition and share price because our reporting currency is U.S. dollars and our ADSs are expected to be quoted in U.S. dollars, whereas our revenues, costs and expenses are denominated in RMB.

We generated net foreign exchange gain of US$0.1 million in the year ended December 31, 2009, which represented the exchange difference arising from the translation of U.S. dollar-denominated long-term debt in the amount of US$71 million into RMB using the exchange rate effective at the balance sheet date. The exchange gain was recognized in the statement of operations for the year ended December 31, 2009.

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

Our indebtedness consists primarily of short-term and long-term bank borrowings, the floating rate notes and the convertible notes. As of December 31, 2009, we had US$94.7 million of short-term bank borrowings, including US$19.1 million of short-term bank loans and US$75.6 million of long-term loans due within one year, all of which are denominated in RMB and bear interest rates ranging from 5.13% per annum to 5.94% per annum, with a weighted average interest rate at such date of 5.46%. All of the short-term loans bear interest at fixed rates. All current portion of long-term bank loans bear floating interest rates, which should be adjusted based on PBOC benchmark rates in the range of 95% to 110% in the following years. The PBOC regulates the interest rates of our Renminbi-denominated borrowings. The PBOC-published benchmark one-year lending rates in China, which directly affect the property mortgage rates offered by commercial banks in China, as at December 31, 2007, 2008 and 2009 were 7.47%, 5.31% and 5.31%, respectively. The floating rate notes and the convertible notes are denominated in U.S. dollars. The floating rate notes bear interest at a floating rate based on six-month LIBOR plus 6.8%. The convertible notes bear interest at 2% per annum, which is payable on a semi-annual basis on April 15 and October 15 each year. As of December 31, 2009, the principal amount of our aggregate outstanding variable rate debt, including long-term bank loans and floating rate notes, was US$135.3 million. A hypothetical 1% increase in annual interest rates would increase our interest cost by approximately US$1.4 million per year based on our debt level at December 31, 2009.

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

As of December 31, 2009, we had guaranteed mortgages in the principal amount of US$509.2 million. If a purchaser defaults on the payment of its mortgage during the term of the guarantee, the mortgage lending bank may require us to repay the outstanding amount under the loan plus any accrued interest. In this event, although we are able to retain the customer’s deposit and sell the property to recover any amounts paid by us to the bank, there can be no assurance that we would be able to sell the property at a price equal to or greater than the amount necessary to pay off the defaulting purchaser’s outstanding loan amount and any accrued interest thereon.

As of December 31, 2009, our cash and cash equivalents totaled US$157.8 million and restricted cash totaled US$40.2, predominately deposited in accounts maintained with state-owned bank within the PRC. We have not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Inflation

Inflation has not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 4.8%, 5.9% and -0.7% in 2007, 2008 and 2009, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this annual report, we have not been materially affected by any inflation or deflation.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D. American Depositary Shares

Our common shares, in the form of ADSs, each representing two common shares, are listed on the NYSE. JPMorgan Chase Bank, N.A. serves as the depositary for the ADSs.

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be.

The depositary may charge the following the additional amounts to ADR holders:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee of US$0.05 per ADS (or portion thereof) per calendar year for services performed by the depositary in administering our ADR program;

•

any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities;

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred upon request of an ADR holder;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•

such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

The fees described above may be amended from time to time.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

The depositary may remit to us all or a portion of the depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the deposit agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2009, the depositary reimbursed us US$389,050 with respect to certain fees and expenses. In addition, the depositary waived an aggregate of US$255,000 in maintenance fees due for 2009 in respect of the deposit agreement.

The table below sets forth the types of expenses that the depositary has agreed to reimburse and the amounts reimbursed in 2009.

Category of Expenses	Amount Reimbursed in the Year Ended December 31, 2009
Listing fees	$43,120
Investor relations marketing	37,800
Legal fees	148,790
Broker reimbursement	101,800
Director and officer insurance	149,160

Total	$389,050

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective, to ensure that information required to be disclosed by our company in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2009, we implemented certain changes to our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. To remediate the material weakness in our internal controls over financial reporting that existed at the end of 2008, we have made several improvements starting with implementing multi-level and cross-departmental review procedures on percentage of completion, taxes, debt covenant compliance and other critical accounting issues. We replaced and added personnel with sufficient U.S. GAAP competence to improve our finance and accounting department and the quality of our US GAAP accounting books and records, primarily in the area of revenue recognition and deferred tax. We also provided additional training and cross-training to our existing personnel, including areas of new and emerging accounting standards. In addition, we enhanced our accounting and finance policy and procedure manuals to provide guidance to our finance and accounting department, and a level of competence and continuity in the event of future employee turnover.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15 and 15d-15 of the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reports and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financials.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that, as of December 31, 2009, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of Xinyuan Real Estate Co., Ltd.

We have audited Xinyuan Real Estate Co., Ltd.’s and subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Report of Management on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Xinyuan Real Estate Co, Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Xinyuan Real Estate Co., Ltd and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 31, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Ernst & Young Hua Ming

Shanghai, The People’s Republic of China

March 31, 2010

PART III

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Thomas Wertheimer, one of our independent directors and the chairman of our audit committee, qualifies as an audit committee financial expert under applicable SEC rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that pertains to our directors, officers and employee with certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. Our code of business conduct and ethics is available at our website at ir.xyre.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2007	2008	2009
Audit fees(1)	1,610,000	900,115	730,000
Audit-related fees(2)	—	20,000	323,167
Tax fees(3)	—	4,296	—
Other fees	1,500	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public account firm for the audit of our annual financial statements and the review of our comparative interim financial statements, which also included the issuance of the audit and review of financial statements and other assurance services rendered in connection with our IPO in 2007.
(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent auditors for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

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

Section 303A.06 of NYSE Listed Company Manual requires us to have an audit committee that satisfies the requirements of Section 10A of the Exchange Act. As a foreign private issuer, we are not required to comply with certain other NYSE rules related to audit committees, including the requirement of having a minimum of three members. On February 23, 2009, we appointed Mr. Thomas Gurnee as our Chief Financial Officer. Mr. Gurnee has been a member of our board of directors since December 2007, and, prior to the date of his appointment as our Chief Financial Officer, was an independent director and member of our audit committee and corporate governance and nominating committee. Mr. Gurnee remains on our board of directors, but no longer satisfies the “independence” requirements of Section 303A of the NYSE Listed Company Manual. Accordingly, Mr. Gurnee resigned as of February 23, 2009 from our audit committee and corporate governance and nominating committee. Our audit committee, after Mr. Gurnee’s resignation, has as of the date of this annual report, only two members, each of whom satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act, and one such member qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Xinyuan Real Estate Co., Ltd. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

1.2	Amendment to Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.5 from our Form 6-K (File No. 001-33863 ) filed with the SEC on December 10, 2009)

2.1	Indenture regarding the guaranteed senior secured floating rate notes due 2010, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

2.2	Indenture Supplement No. 1, dated August 21, 2009, to Indenture regarding the guaranteed senior secured floating rate notes due 2010, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 2.2 from Amendment No. 1. to our annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)

2.3	Indenture regarding the 2% guaranteed convertible subordinate notes due 2012, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

2.4	Indenture Supplement No. 1, dated August 21, 2009, to Indenture regarding 2% guaranteed convertible subordinate notes due 2012, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 2.4 from Amendment No. 1. to our annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)

2.5	Deposit Agreement, dated as of December 11, 2007, among Xinyuan Real Estate Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and holders of American Depositary Shares (incorporated by reference to Exhibit 2.5 from Amendment No. 1. to our annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)

4.1	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.2	2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.3	Form of securities purchase agreement, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and purchaser (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.4	Warrant agreement, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd. and the Hong Kong and Shanghai Banking Corporation Limited (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.5	Equity registration right agreement, dated as of April 13, 2007, by and among Xinyuan Real Estate Co., Ltd., each of the holders of the Warrants and each of the holders of the Convertible Notes (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.6	Voting agreement, dated as of April 13, 2007, by and among Xinyuan Real Estate Co., Ltd., Drawbridge Global Macro Master Fund Ltd. and Mr. Yong Zhang and Ms. Yuyan Yang (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.7	Share exchange and assumption agreement, dated as of April 9, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd. and Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.8	Amended and Restated shareholders agreement, dated as of October 31, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd., Xinyuan Real Estate Co., Ltd. and, to the extent set forth herein, Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.9	Amended and restated warrant, dated as of August 28, 2007, between Xinyuan Real Estate Co., Ltd. and EI Fund II China, LLC (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.10	Amended and restated warrant, dated as of August 28, 2007, between Xinyuan Real Estate Co., Ltd. and Blue Ridge China Partners, L.P. (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.11	Burnham warrants holders letter agreement, dated April 9, 2007, among Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate, Ltd., Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.12	Credit agreement, dated as of December 7, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, and Xinyuan Real Estate, Ltd. (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.13	Share purchase agreement, dated as of November 18, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang and Xinyuan Real Estate, Ltd. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.14	Securities purchase agreement, dated as of August 22, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang and Xinyuan Real Estate, Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.15	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.16	Form of employment agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.17	Form of confidentiality and non-competition agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.18	English translation of the joint venture contract of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., dated August 20, 2005, among Henan Xinyuan Real Estate Co., Ltd., Zhengzhou General Construction Investment Company and Zhengzhou Jiantou Project Consulting Co., Ltd. (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.19	English translation of financial consulting services agreement, dated December 27, 2006, between Henan Xinyuan Real Estate Co., Ltd. and Beijing Runzheng Investment Consulting Co., Ltd. (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.20	(a) English translation of the share transfer agreement regarding Zhengzhou Mingyuan Landscape Engineering Co., Ltd., dated September 1, 2006, among Yong Zhang, Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Mingyuan Landscape Engineering Co., Ltd. (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

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

4.25	English translation of the share transfer agreement regarding Henan Wanzhong Real Estate Co., Ltd., dated March 16, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Henan Wanzhong Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.26	Equity Transfer and Profit Distribution Agreement among Zhengzhou General Construction Investment Company, Zhengzhou Jiantou Project Consulting Co., Ltd., Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 001-33863 ) filed with the SEC on September 30, 2009)

8.1*	Subsidiaries of Xinyuan Real Estate Co., Ltd.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Ernst & Young Hua Ming

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Xinyuan Real Estate Co., Ltd.

By:	/S/ YONG ZHANG
Name:	Yong Zhang
Title:	Chairman and Chief Executive Officer

Date: March 31, 2010

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

As of December 31, 2008 and 2009 and

For the years ended December 31, 2007, 2008 and 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Xinyuan Real Estate Co., Ltd.

We have audited the accompanying consolidated balance sheets of Xinyuan Real Estate Co., Ltd. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xinyuan Real Estate Co., Ltd. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations, their changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Xinyuan Real Estate Co., Ltd.’s and subsidiaries internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission and our report dated March 31, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

March 31, 2010

Shanghai, The People’s Republic of China

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2008 and 2009

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2008	December 31, 2009
		US$	US$
ASSETS

Current assets
Cash and cash equivalents		135,658,720	157,800,190
Restricted cash		57,950,726	40,239,628
Accounts receivable		5,320,228	9,216,364
Other receivables		20,228,904	32,036,188
Other deposits and prepayments		28,989,209	25,322,116
Advances to suppliers		733,348	20,424,942
Real estate property development completed	3	327,925	1,306,850
Real estate property under development	3	520,495,906	560,590,419
Due from related parties	15	7,079,211	701,940
Due from employees	15	36,034	84,576
Other current assets		1,192,709	1,633,949

Total current assets		778,012,920	849,357,162

Real estate property under development	3	102,707,287	—
Real estate properties held for lease, net	4	14,850,787	17,276,586
Property and equipment, net	5	5,254,893	4,703,196
Other long-term investment	6	241,648	241,648
Interests in an equity investee	7	20,157,172	868,084
Deferred tax assets	12	6,829,489	4,593,452
Other assets		8,111,886	4,742,321

TOTAL ASSETS		936,166,082	881,782,449

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(continued)

As of December 31, 2008 and 2009

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2008	December 31, 2009
		US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable		89,031,888	97,115,038
Short-term bank loans	8	168,966,728	94,661,844
Customer deposits	11	14,251,714	10,852,400
Income tax payable		6,262,925	11,223,583
Deferred tax liabilities	12	21,512,739	13,185,010
Other payables and accrued liabilities	14	20,113,982	33,504,780
Payroll and welfare payable		2,210,779	4,316,364
Warrant liability	10	—	264
Current portion of long-term debt	10	95,638,869	104,238,775

Total current liabilities		417,989,624	369,098,058

Long-term bank loans	9	105,006,877	53,015,436
Warrant liability	10	170,000	—
Unrecognized tax benefits	12	12,744,813	12,756,758

Total liabilities		535,911,314	434,870,252

Commitments and contingencies	19

Shareholders’ equity
Common shares, US$0.0001 par value:
Authorized—500,000,000 shares issued and outstanding—151,480,932 shares for 2009 (2008:151,017,040 shares)	16	15,102	15,148
Additional paid-in capital		499,154,814	503,020,794
Statutory reserves		13,167,418	24,434,918
Accumulated deficit		(148,365,420)	(117,213,892)
Accumulated other comprehensive income		36,282,854	36,655,229

Total shareholders’ equity		400,254,768	446,912,197

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		936,166,082	881,782,449

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2007, 2008 and 2009

(All amounts stated in US$, except for number of shares data)

		Year ended December 31
	Notes	2007	2008	2009
		US$	US$	US$
Revenue
Real estate sales, net of sales taxes of US$18,010,122 in 2007, US$21,317,160 in 2008 and US$ 25,839,457 in 2009 respectively		305,668,493	352,180,740	441,337,677
Real estate lease income		338,600	379,080	320,458
Other revenue		3,718,168	4,072,137	7,326,359

Total revenues		309,725,261	356,631,957	448,984,494

Costs of revenues
Cost of real estate sales		(205,210,257)	(352,299,948)	(351,436,057)
Cost of real estate lease income		(654,626)	(582,510)	(598,255)
Other costs		(2,269,867)	(4,098,392)	(7,704,968)

Total costs of revenues		(208,134,750)	(356,980,850)	(359,739,280)

Gross profit/(loss)		101,590,511	(348,893)	89,245,214
Selling and distribution expenses		(10,514,723)	(13,578,240)	(11,443,008)
General and administrative expenses		(17,076,780)	(32,343,349)	(22,214,511)

Operating income/(loss)		73,999,008	(46,270,482)	55,587,695
Interest income		1,416,577	3,491,792	2,387,985
Interest expense		(3,204,011)	—	—
Other expense		—	—	(383,333)
Exchange gains		3,082,842	3,603,164	79,638
Share of income in an equity investee	7	8,686,233	9,843,083	4,402,098
Change in fair value of warrant liabilities		(8,602,000)	16,422,000	169,736

Income/(loss) from operations before income taxes		75,378,649	(12,910,443)	62,243,819

Income taxes	12	(29,715,493)	(10,729,508)	(19,824,791)

Net income/(loss)		45,663,156	(23,639,951)	42,419,028
Accretion of Series A convertible redeemable Preference shares		(2,739,383)	—	—
Deemed dividend	16	(182,228,622)	—	—

Net income (loss) attributable to ordinary shareholders		(139,304,849)	(23,639,951)	42,419,028

Earnings/(loss) per share:
Basic	17	(1.28)	(0.16)	0.28
Diluted	17	(1.28)	(0.16)	0.26

Shares used in computation:
Basic	17	108,690,267	149,149,309	151,252,815
Diluted	17	108,690,267	149,149,309	160,871,387

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2007, 2008 and 2009

(All amounts stated in US$, except for number of shares data)

	Year ended December 31
	2007	2008	2009
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)	45,663,156	(23,639,951)	42,419,028
Adjustments to reconcile net income/(loss) to net cash (used in) provided by operating activities:
Impairment recognized	—	55,003,786	—
Depreciation and amortization	1,825,978	2,394,951	2,173,278
Stock-based compensation expenses	4,545,968	8,189,903	3,302,750
Accretion of long-term debt	1,715,721	—	—
Changes in unrecognized tax benefit	8,711,372	—	—
Deferred tax expense	9,441,002	1,528,003	(6,100,697)
Share of earnings in an equity interest	(8,686,233)	(9,843,083)	(4,402,098)
Exchange gains	(3,082,842)	(3,603,164)	(79,638)
Changes in fair value of warrant liabilities	8,602,000	(16,422,000)	(169,736)
Changes in fair value of embedded derivatives, net of amount capitalized	(3,531,817)	—	—

Changes in operating assets and liabilities:
Accounts receivable	(38,321)	(4,963,446)	(3,889,516)
Real estate property development completed	(149,438)	5,026,184	(3,609,037)
Real estate property under development	(264,452,834)	(252,040,550)	74,774,869
Advances to suppliers	(231,867)	2,487,096	(18,973,772)
Other receivables	(514,894)	(15,064,188)	11,949,517
Other deposits and prepayments	(9,419,679)	(14,742,161)	3,438,620
Other current assets	(241,999)	(1,145,677)	(685,046)
Other assets	(584,418)	(4,095,150)	1,052,211
Accounts payable	30,045,321	39,753,870	7,996,345
Customer deposits	(1,952,153)	(12,538,194)	(3,411,241)
Income tax payable	(2,086,775)	894,977	5,312,554
Other payables and accrued liabilities	4,684,812	346,277	12,833,400
Payroll and welfare payable	2,778,232	(1,089,432)	2,102,631
Amount due from employees	—	324,898	(48,488)
Accrued interest	2,285,101	(360,626)	(1,479,948)

Net cash (used in)/provided by operating activities	(174,674,607)	(243,597,677)	124,505,986

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Year ended December 31
	2007	2008	2009
	US$	US$	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Disposal of properties held for lease	(1,210,077)	(7,808,605)	(182,407)
Purchase of property and equipment	(1,379,675)	(1,194,950)	(353,113)
Loan to employees	(33,286)	—	—

Net cash used in investing activities	(2,623,038)	(9,003,555)	(535,520)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common shares	262,882,355	217,881	399,110
Issuance costs of debt and initial public offering	(7,011,638)	—	—
Decrease /(increase) of restricted cash	(13,487,389)	(6,260,261)	17,757,959
Repayments of short-term bank loans	(26,551,348)	(96,528,845)	(182,082,837)
Proceeds from short-term bank loans	50,605,292	87,579,475	67,196,093
Repayment of long-term bank loans	(30,363,175)	(23,362,203)	(45,279,898)
Proceeds from long-term bank loans	149,581,356	105,066,585	33,666,632
Advances from shareholders	35,856	—	—
Proceeds from other long-term debts	100,000,000	—	—
Repayment from/(loan to) related parties	(37,286,585)	(36,959)	6,380,871

Net cash provided by/(used in) financing activities	448,404,724	66,675,673	(101,962,070)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	271,107,079	(185,925,559)	22,008,396

Effect of exchange rate changes on cash and cash equivalents	3,293,793	12,269,197	133,074
Cash and cash equivalents, at beginning of period	34,914,210	309,315,082	135,658,720

CASH AND CASH EQUIVALENTS, AT END OF PERIOD	309,315,082	135,658,720	157,800,190

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Incomes taxes paid	15,133,114	18,895,137	15,249,936
Total interest paid	13,082,381	26,733,345	20,982,330
SUPPLEMENTARY INFORMATION OF NON-CASH INVESTING ACTIVITIES
Transfer of real estate held for lease to real estate property development completed	—	—	796,518

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2007, 2008 and 2009

(All amounts stated in US$, except for number of shares data)

	Number of Shares	Common Shares	Additional Paid-in Capital	Statutory Reserves	Comprehensive Income	Retained Earnings / (Accumulated Deficit)	Accumulated Other Comprehensive Earnings	Total
		US$	US$	US$	US$	US$	US$	US$
BALANCE AT DECEMBER 31, 2006	75,704,379	7,570	17,264,455	4,066,854	17,393,354	23,679,944	1,564,098	46,582,921

Issuance of common stock upon IPO	40,250,000	4,025	260,999,489	—	—	—	—	261,003,514
Conversion of Series A redeemable convertible redeemable preference shares	30,805,400	3,081	207,238,645	—	—	—	—	207,241,890
Conversion of Burnham warrants	1,638,323	164	—	—	—	—	—	—
Foreign currency translation gain	—	—	—	—	9,517,598	—	9,517,598	9,517,598
Stock-based compensation expenses	—	—	4,858,048	—	—	—	—	4,858,048
Net income	—	—	—	—	45,663,156	45,663,156	—	45,663,156
Accretion of Series A convertible redeemable preference shares	—	—	—	—	—	(2,739,383)	—	(2,739,383)
Appropriation of statutory reserves	—	—	—	8,077,791	—	(8,077,791)	—	—
Deemed dividend	—	—	—	—	—	(182,228,622)	—	(182,228,622)

BALANCE AT DECEMBER 31, 2007	148,398,102	14,840	490,360,637	12,144,645	55,180,754	(123,702,696)	11,081,696	389,899,122

Exercise of share option	2,618,938	262	217,881	—	—	—	—	218,143
Foreign currency translation gain	—	—	—	—	25,201,158	—	25,201,158	25,201,158
Stock-based compensation expenses	—	—	8,576,296	—	—	—	—	8,576,296
Net loss	—	—	—	—	(23,639,951)	(23,639,951)	—	(23,639,951)
Appropriation of statutory reserves	—	—	—	1,022,773	—	(1,022,773)	—	—

BALANCE AT DECEMBER 31, 2008	151,017,040	15,102	499,154,814	13,167,418	1,561,207	(148,365,420)	36,282,854	400,254,768

Exercise of share option	463,892	46	399,064	—	—	—	—	399,110
Foreign currency translation gain	—	—	—	—	372,375	—	372,375	372,375
Stock-based compensation expenses	—	—	3,466,916	—	—	—	—	3,466,916
Net income	—	—	—	—	42,419,028	42,419,028	—	42,419,028
Appropriation of statutory reserves	—	—	—	11,267,500	—	(11,267,500)	—	—

BALANCE AT DECEMBER 31, 2009	151,480,932	15,148	503,020,794	24,434,918	42,791,403	(117,213,892)	36,655,229	446,912,197

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2007, 2008 and 2009 and

For the years ended December 31, 2007, 2008 and 2009

(All amounts stated in US$, except for number of shares data)

1. Background information of business and organization

Xinyuan Real Estate Co. Ltd. (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in residential real estate development and the provision of property management services.

The Company’s subsidiaries and an equity investee as of December 31, 2009 are set out below:

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital RMB’000			Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:

Xinyuan Real Estate, Ltd. (“Xinyuan”)	Cayman Islands January 27, 2006		$50,000	*	100%	Investment holding company

South Glory International Ltd.	Hong Kong January 17, 2001	HK$	10,000	*	100%	Investment holding company

Victory Good Development Ltd.	Hong Kong January 17, 2001	HK$	10,000	*	100%	Investment holding company

Elite Quest Holdings Ltd.	Hong Kong November 19, 2001	HK$	10,000	*	100%	Investment holding company

Xinyuan (China) Real Estate, Ltd. (“WFOE”)	The PRC April 10, 2006		$307,000	*	100%	Investment holding company

Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”)	The PRC May 19, 1997		50,000		100%	Real estate development

Henan Wanzhong Real Estate Co., Ltd.	The PRC February 6, 2005		10,000		100%	Real estate development

Qingdao Xinyuan Xiangrui Real Estate Co., Ltd.	The PRC February 9, 2006		10,000		100%	Real estate development

Shandong Xinyuan Real Estate Co., Ltd.	The PRC June 2, 2006		80,000		100%	Real estate development

Xinyuan Property Management Co., Ltd.	The PRC December 28, 1998		50,000		100%	Providing property management services

Zhengzhou Mingyuan Landscape Engineering Co., Ltd.	The PRC February 17, 2004		2,000		100%	Landscaping engineering and management

Zhengzhou Xinyuan Computer Network Engineering Co., Ltd.	The PRC May 26, 2004		2,000		100%	Installation of intercom systems

Henan Xinyuan Real Estate Agency Co., Ltd.**	The PRC November 6, 2005		2,000		100%	Real estate sales, purchase and lease services

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital RMB’000	Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:

Suzhou Xinyuan Real Estate Co., Ltd.	The PRC November 24, 2006	200,000	100%	Real estate development

Anhui Xinyuan Real Estate Co., Ltd.	The PRC December 7, 2006	50,000	100%	Real estate development

Xinyuan Real Estate (Chengdu) Co., Ltd.	The PRC December 12, 2007	220,000	100%	Real estate development

Kunshan Xinyuan Real Estate Co., Ltd.	The PRC January 1, 2008	200,000	100%	Real estate development

Beijing Xinyuan Wanzhong Real Estate Co., Ltd.	The PRC March 4, 2008	30,000	100%	Real estate development

Beijing Xinyuan Heju Construction Material Co., Ltd.	The PRC January 16, 2009	30,000	100%	Real estate development

Xinyuan Renju (Beijing) Asset Management Co., Ltd.	The PRC January 16, 2009	30,000	100%	Real estate development

Xuzhou Xinyuan Real Estate Co., Ltd.	The PRC November 09, 2009	50,000	100%	Real estate development

Henan Jiye Real Estate Co., Ltd.	The PRC November 15, 2009	50,000	100%	Real estate development

Equity Investee:

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (“Jiantou Xinyuan”)	The PRC June 13, 2005	10,000	45%	Real estate development

*	Expressed in US$ or HK$
**	Liquidated on January 4, 2009

Except when otherwise indicated, equity holdings remained unchanged throughout the year ended December 31, 2009.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

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

(c) Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, other deposits and prepayments, due from related parties, due from employees, other receivables, interests in an equity investee, other long-term investment, accounts payable, customer deposits, other payables and accrued liabilities, and borrowings. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other deposits and prepayments, due from related parties, due from employees, other receivables, accounts payable, customer deposits, other payables and accrued liabilities, and short-term bank borrowings approximate their fair value due to the short term maturities of these instruments. The Group is exposed to credit risk for financial assets and its maximum amount of loss in the event of non performance by the counterparty is the recorded amount. The Group generally does not require collateral for its financial assets.

Long-term investments have no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs. The Company reviews the investments for impairment whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable.

Long-term borrowings bear a floating rate of interest. As the stated interest rate reflects the market rate, the carrying value of the bank borrowings approximates its fair value.

The Company applies Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”, as codified in Accounting Standards Codification(“ASC”) 820, “Fair Value Measurements and Disclosures” (“ASC 820”) for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820 describes three main approaches to measure the fair value of assets and liabilities: 1) market approach; 2) income approach and 3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

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

In accordance with ASC 820, the Company measures its warrant liability at fair value. The derivative liability is classified as Level 2 because it is valued using models utilizing market observable inputs.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

	Fair Value Measurement at December 31 2008 using Significant Other Observable Inputs (Level 2)		Fair Value Measurement at December 31, 2009 using Significant Other Observable Inputs (Level 2)
Warrant Liability	US$	170,000	US$	264
Total	US$	170,000	US$	264

During the year ended December 31, 2008 and 2009, the Company incurred a gain of US$16,422,000 and US$169,736 respectively resulting from the change in value. These gains are reported as a “change in fair value of warrant liability” in the accompanying consolidated statements of operations, as the warrants are not hedging instruments.

(d) Foreign currency translation

The Group’s financial information is presented in U.S. dollars. The functional currency of the Company is U.S. dollars. The functional currency of the Company’s subsidiaries is Renminbi (“RMB”), the currency of the PRC. Transactions at the Company’s subsidiaries which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than RMB are included in the consolidated statements of operations as exchange gains. The consolidated financial statements of the Company’s subsidiaries have been translated into U.S. dollars in accordance with SFAS No. 52, “Foreign Currency Translation”, as codified in ASC 830, “Foreign Currency Matters” . The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

	December 31, 2007	December 31, 2008	December 31, 2009
Year/Period end RMB: US$ exchange rate	7.3046	6.8346	6.8282
Period average RMB: US$ exchange rate	7.6079	6.9480	6.8311

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

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

Cash includes cash on hand and demand deposits in accounts maintained with state-owned and private banks within the PRC and Hong Kong. Total cash in banks at December 31, 2009 amounted to US$157,800,190 (December 31, 2008: US$135,658,720), of which no deposits are covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

(f) Restricted cash

The Group is required to maintain certain deposits with banks that provide mortgage loans to the Group (see Note 9) and the Group’s customers in order to purchase residential units from the Group (see Note 11). These balances are subject to withdrawal restrictions and totaled US$27,142,945 as of December 31, 2009 (December 31, 2008: US$21,091,901). As of December 31, 2009, the Group held US$13,096,683 (December 31, 2008: US$36,858,825) in its restricted cash accounts, representing funds received from loans, which were designated to finance permitted project development expenditures that are subject to approval by the lender. These deposits are not covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

(g) Real estate property development completed and under development

Real estate properties consist of finished residential unit sites, commercial offices and residential unit sites under development. The Group leases the land for the residential unit sites under land use right leases with various terms from the PRC. Real estate property development completed and real estate property under development are stated at the lower of cost or fair value less selling costs.

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

In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” as codified in ASC 360, “Property, Plant and Equipment” (“ASC 360”), real estate property development completed and under development are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

When the profitability of a current project deteriorates due to a slowdown in the sales pace, reduction of pricing or some other factor, this indicates that there may be a possible future loss on delivery and possible impairment in the recoverability of the assets. Accordingly, the assets of such project are subsequently reviewed for future losses and impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset’s carrying value such deficit will be charged as a future loss and the asset will then be written down to its estimated fair value.

The Company determines estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, the Company uses various factors including (a) the expected pace at which the planned number of units will be sold, based on competitive market conditions, historical trends in sales pace and actual average selling prices of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; (b) the estimated net sales prices expected to be attained based on the current market conditions and historical price trends, as well as any estimated increases in future sales prices based upon projected rate of unit sales, estimated time gap between presale and expected delivery, the impact of government policies, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; and (c) the expected costs to be expended in the future, including, but not limited to, home construction, construction overheads, sales and marketing, sales taxes and interest costs.

The Company’s determination of fair value requires discounting the estimated cash flow at a rate commensurate with the inherent risk associated with the assets and related estimated cash flow. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows.

For the years ended December 31, 2007, 2008 and 2009, the impairment for real estate property under development was US$ nil, US$55.0 million, and US$ nil, respectively. The property impaired in 2008 was located in the Jiangsu segment.

(h) Revenue recognition

Real estate sales are reported in accordance with the provisions of SFAS No. 66, “Accounting for Sales of Real Estate”, as codified in ASC 360 “Property, Plant and Equipment” and ASC 976 “Real Estate-Retail Land” (“ASC 360/ASC 976”).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Revenue from the sales of development properties where the construction period is 12 months or less is recognized by the full accrual method at the time of the closing of an individual unit sale. This occurs when title to or possession of the property is transferred to the buyer. A sale is not considered consummated until (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing of which the seller is responsible has been arranged, (d) all conditions precedent to closing have been performed, (e) the seller does not have substantial continuing involvement with the property, and (f) the usual risks and rewards of ownership have been transferred to the buyer. In addition, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, must not be subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

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

The effect of changes to total estimated contract cost or revenues, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under real estate property under development. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits. As of December 31, 2008 and December 31, 2009, the amounts received from customers in excess of revenues recognized were US$2.9 million and US$73.4 million, respectively.

Any losses incurred or forecast to occur on real estate transactions are recognized in the period in which the loss is first anticipated.

Real estate lease income is recognized on a straight-line basis over the terms of the tenancy agreements. Depreciation cost and maintenance cost of the property are recorded as the cost of rental income.

Other revenue includes services ancillary to the Group’s real estate projects, including property management, real estate agency services, landscaping and computer network engineering.

(i) Accounts receivable

Accounts receivable consists of balances due from customers for the sale of residential units in the PRC. In cases where the customers deposit more than 50% of the total purchase price, the Group may defer the remaining purchase price. These deferred balances are unsecured, bear no interest and are due within year from the date of the sale.

Accounts receivable are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances become doubtful. As of December 31, 2008 and 2009, the allowance for doubtful debts was US$ nil and US$ nil, respectively.

(j) Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which the Group has business relationships.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Other receivables are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances becomes doubtful. As of December 31, 2008 and 2009, the allowance for doubtful debts was US$ nil and US$ nil, respectively.

(k) Advances to suppliers

Advances to suppliers consist of balances paid to contractors and vendors for services and materials that have not been provided or received and generally relate to the development and construction of residential units in the PRC. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the services and materials become doubtful. As of December 31, 2008 and 2009, the allowance for doubtful debts was US$ nil and US$ nil, respectively.

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

Where the Group has no significant influence, the investment is classified as other long-term investment and is carried under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible. The Group periodically evaluates the carrying value of its investment under the cost method and any decline in value is included in impairment of cost investment

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

As of December 31, 2008 and 2009, the Group has investments in two companies in the PRC that specialize in the real estate industry. The Group has 45% and 1.85% interests in them, respectively. For the 45% owned equity investee, the Group accounts for the investment under the equity method. Investment income or loss is recognized by the Group periodically according to 45% of the total net profit or loss generated by the equity investee. For the 1.85% owned company, the Group does not exercise significant influence over it and the Group accounts for the investment under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible.

(q) Capitalized interest

The Group capitalizes interest as a component of building construction costs in accordance with SFAS No. 34, “Capitalization of Interest Cost” , as codified in ASC 835, “Interest” (“ASC 835”).

As a result of the total interest costs capitalized during the period, the interest expense for the years ended December 31, 2007, 2008 and 2009, was as follows:

	2007	2008	2009
	US$	US$	US$
Change in fair value of embedded derivative on Convertible Subordinated Notes	(2,543,000)	—	—
Accretion of discount from embedded derivative on Convertible Subordinated Notes	364,497	517,077	515,664
Change in fair value of embedded derivative on Senior Floating Rate Notes	(3,593,000)	—	—
Accretion of discount arising from embedded derivative on Senior Floating Rate Notes	858,328	1,217,628	1,214,301
Amortization of issuance cost related to other long term debt	1,112,303	1,557,975	1,445,191
Accretion of discount arising from warrants on Senior Floating Rate Notes	1,757,983	2,493,883	2,487,069
Contingent put option expense	—	—	5,000,000
Interest on borrowings	16,508,735	26,461,117	24,137,852

Total interest costs	14,465,846	32,247,680	34,800,077
Less: total interest costs capitalized	(11,261,835)	(32,247,680)	(34,800,077)

Interest expense, net	3,204,011	—	—

(r) Retirement benefits

Regulations in the PRC require the Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in the PRC, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the year ended December 31, 2007, 2008 and 2009, the level of contribution to these funds for each employee was determined at 38% of their average salary determined by the Social Welfare Bureau. For the year ended December 31, 2009, the Group recorded expense in the amount of US$935,791 (2007: US$1,476,405; 2008: US$2,062,315)

(s) Distribution of earnings and reserve fund

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from its subsidiaries. The earnings reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

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

(t) Income taxes

The Group accounts for income tax using the balance sheet method. Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as unutilized net operating losses. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Group is able to realize their benefits, or that future utilization is uncertain. We assess our need for valuation allowances by tax reporting unit by jurisdiction. Generally, each of our reportable operating segments is organized in a separate tax reporting unit in a single tax jurisdiction.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Interest and penalties arising from underpayment of income taxes are recognized according to the relevant tax law. The amount of interest expense to be recognized is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” , as codified in ASC 740-10, “Income Tax” (“ASC 740-10”) is classified in the consolidated financial statements as interest expense, while penalties recognized in accordance with this Interpretation are classified in the consolidated financial statements as other expenses.

In accordance with the provisions of ASC 740-10, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return’s position or future tax position is “more likely than not” to prevail (defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position). Tax positions that meet the “more likely than not” threshold are measured (using a probability weighted approach) at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, certain changes and/or developments with respect to audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are appropriately recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

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

(v) Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Group’s only components of comprehensive income during the years ended December 31, 2007, 2008 and 2009 were net income and the foreign currency translation adjustment.

(w) Advertising and promotion expenses

Advertising and promotion costs are expensed as incurred, or the first time the activity takes place, in accordance with Statement of Position No. 93-7 “Reporting on Advertising Costs”, as codified in ASC 720-35, “Advertising Costs” (“ASC 720-35”). For the year ended December 31, 2009, the Group recorded advertising and promotion expenses of US$8,696,895 (2007: US$4,353,898; 2008: US$5,917,148)

(x) Leases

In accordance with SFAS No. 13, “Accounting for Leases”, as codified in ASC 840, “Leases” (“ASC 840”), leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

The Group has no capital leases for any of the periods stated herein. For the year ended December 31, 2009, the Group recorded lease expenses of US$1,778,052 (2007: US$493,067; 2008: US$2,186,888)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

(y) Property warranty

The Company and its subsidiaries provide customers with warranties which cover major defects of building structure and certain fittings and facilities of properties sold as stipulated in the relevant sales contracts. The warranty period varies from two months to three years, depending on different property components the warranty covers.

The Group constantly estimates potential costs for materials and labor with regard to warranty-type claims expected to be incurred subsequent to the delivery of a property. Reserves are determined based on historical data and trends with respect to similar property types and geographical areas. The Group constantly monitors the warranty reserve and makes adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Group may seek further recourse against its contractors or any related third parties if it can be proved that the faults are caused by them. In addition, the Group also withholds up to 5% of the contract cost from sub-contractors for periods of 2 to 5 years. These amounts are included in current liabilities, and are only paid to the extent that there has been no warranty claim against the Group relating to the work performed or materials supplied by the subcontractors. For the years ended December 31, 2007, 2008 and 2009, the Group had not recognized any warranty liability or incurred any warranty costs in excess of the amount retained from subcontractors.

(z) Earnings per share

Earnings per share is calculated in accordance with SFAS No. 128, “Earnings Per Share”, as codified in ASC 260, “Earnings Per Share” (“ASC 260”). Basic earnings per share is computed by dividing net income attributable to holders of common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common shares issuable upon the conversion of the convertible, redeemable preference shares are included in both basic and diluted earnings per common share computation as they are considered participating securities. Contingent exercise price resets are accounted for in a manner similar to contingently issuable shares.

Common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

(aa) Convertible Subordinated Notes

On April 13, 2007, the Company issued 2% Convertible Subordinated Notes due 2012 (the “Convertible Notes”) with an aggregate principal amount of US$25 million. The holder has the right, at such holder’s option, to convert the principal amount of the Convertible Notes, or any portion of such principal amount which is a multiple of US$100,000, into fully paid and non-assessable common shares (as such shares shall then be constituted) at the conversion price in effect at such time.

Given that the Convertible Notes are debt in their legal form and are not a derivative in their entirety, they are not considered a financial instrument within the scope of SFAS No. 150 “Accounting for Financial Instrument with Characteristics of Both Liabilities and Equity” , as codified in ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”).

According to the terms of the Convertible Notes, the Notes bear interest at 2% per annum, but they were subject to an increase to 8% if a Qualifying IPO did not occur prior to October 15, 2009, from and including October 15, 2009 to maturity. Hence, the contingent interest was indexed to the Qualifying IPO, which was not considered clearly and closely related to the economic characteristics of the debt host. Accordingly, the contingent interest feature was considered an embedded derivative that has been bifurcated from the Convertible Notes and valued separately. The contingent interest was initially recorded as a derivative liability associated with long-term debt at fair value of US$2,543,000. As the IPO was completed on December 12, 2007, the fair value at December 31, 2007 was zero, with the resulting change in fair value recognized in current earnings, net of amounts capitalized. The Company has evaluated and determined that there was no other embedded derivative requiring bifurcation from the Convertible Notes.

The Convertible Notes, net of the contingent interest feature, are accreted to their face amount at maturity using the effective interest method. Since a qualifying IPO occurred prior to April 2, 2012, the debt amount, including any unamortized debt discount on the Convertible Notes will be immediately credited to equity upon conversion.

(ab) Senior Floating Rate Notes and Warrants

On April 13, 2007, the Company issued Senior Floating Rate Notes due 2010 (the “FRNs”) with a par value of US$100,000 with an aggregate principal amount of US$75 million and detachable warrants to subscribe for common shares (the “FRN Warrants”).

Given that the FRNs are debt in their legal form, they have been classified as other long-term debt. According to EITF 00-19, as codified in ASC 815-40-25, “Contracts in Equity’s Own Equity” (“ASC 815-40-25”), the portion of the proceeds of debt securities issued with detachable stock purchase warrants that is allocable to the warrants are accounted for as a derivative liability associated with other long-term debt. The allocation is based on the relative fair value of the two securities at time of issuance. Any resulting discount or premium on the debt securities is accounted for as such.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

FRNs

According to the terms of the FRNs, they may be repurchased or redeemed by the Company in cash on the third anniversary of the issuance date at the price equal to 100% of the principal amount, and if no qualifying IPO had occurred on or prior to the expiration of 30 months after their issuance, the repurchase price would be equal to 112% of the principal amount plus accrued but unpaid interest. Hence, the additional premium was indexed to the Qualifying IPO, which is not considered clearly and closely related to the economic characteristics of the debt host. Accordingly, the premium was considered an embedded derivative that has been bifurcated from the FRNs and valued separately.

FRN Warrants

One FRN with par value of US$100,000 attached with one warrant is called one unit, and one unit was issued at the price of US$100,000. Therefore, a total of 750 units were issued. Upon issuance, the FRN Warrants were immediately separable and detachable. Each FRN Warrant entitles the holder to purchase 7,142 common shares at US$5.60 per share.

The FRN Warrants were initially recorded as a derivative liability associated with long-term debt at a fair value of US$7,359,000 and the fair value at December 31, 2009 was US$264 (December 31, 2008: US$170,000). The FRN Warrants are recorded as “warrant liability” on the accompanying balance sheet. The fair value was determined by utilizing the Black-Scholes model. The proceeds, net of the portion allocated to the warrants, are allocated to the FRNs, which will be accreted to its face amount at maturity using the effective interest method. The accretion amount is recognized as interest expense.

(ac) Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the life of the loan to which they relate using the effective interest method.

(ad) Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2009, ten real estate development projects (Chengdu Xinyuan Splendid I, Suzhou International City Garden, Suzhou Lake Splendid, Suzhou Colorful Garden, Shandong Elegant Scenery, Shandong International City Garden, Kunshan International City Garden, Henan Colorful Garden, Henan Finance Square, and Anhui Wangjiang), which recognized gross profits in 2008, had changes in their estimated gross profit margins. As of December 31, 2009, each of these projects had a percentage of completion at 50% or more. As the gross floor area sales and the selling prices showed a rising trend during the year ended December 31, 2009, they had a positive impact on gross margin percentages and resulted in an increase in both gross profit and net income for the year ended December 31, 2009. The increases to gross profit, net income and basic and diluted earnings per share were US$24.4 million, US$21.1 million, US$0.14 per share and US$0.13 per share, respectively.

(ae) Share-based compensation

The Group has adopted SFAS No.123 (R) “Share-Based Payment”, as codified in ASC 718, “Compensation-Stock Compensation” (“ASC 718”), which requires that share-based payment transactions with employees, such as restricted shares or stock options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, which is generally the vesting period. The Company issues new shares to employees when options are exercised.

(af) Recent accounting pronouncements

In June 2009, the FASB issued authoritative guidance under ASC 105 (“ASC 105”), which establishes the FASB Accounting Standards Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles. ASC 105 became effective for financial statements issued for interim periods ended after September 15, 2009. All content within the Codification carries the same level of authority. The adoption of ASC 105 had no effect on the Group’s consolidated results of operations or financial position.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, as codified in ASC 810, “Consolidation” (“ASC 810”). ASC 810 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary of a variable interest entity, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity.

ASC 810 is effective for annual reporting periods beginning after November 15, 2009. Earlier application is prohibited. ASC 810 will be effective for the Company’s fiscal year beginning January 1, 2010. As the company currently does not consolidate its only VIE, and any reassessment of the VIE status would not require consolidation, management does not expect the adoption of ASC 810 to have a material impact on the Group’s financial statement.

In August 2009, the FASB issued Accounting Standards Update No. 2009-5, “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value ,” (“ASU 2009-5”), which amends ASC 820 to provide additional guidance to clarify the measurement of liabilities at fair value in the absence of observable market information. ASU 2009-5 is effective for the Company beginning October 1, 2009. As the Company does not record its liabilities at fair value, the adoption of ASU 2009-5 is not expected to have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”, as codified in ASC 855, “Subsequent Events” (“ASC 855”) to establish general standards of accounting for and disclosure of subsequent events. ASC 855 renames the two types of subsequent events as recognized subsequent events or non-recognized subsequent events and modifies the definition of the evaluation period for subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued. ASC 855 is effective for interim or annual financial periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Group’s financial statement disclosures.

In April 2009, the FASB issued FASB Staff Position No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, as codified in ASC 825-10-65, “ Financial Instruments” (“ASC 825-10-65”). ASC 825-10-65 requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. ASC 825-10-65 are effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of ASC 825-10-65 did not have a material impact on the Group’s consolidated results of operations or financial position.

In April 2009, the FASB released FASB Staff Position No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”, as codified in ASC 320-10-65, “Investment-Debt and Equity Securities” (“ASC 320-10-65”). ASC 320-10-65 was issued contemporaneously with ASC 820-10-65 and ASC 825-10-65. These statements introduced new disclosure requirements affecting both debt and equity securities and extend the disclosure requirements to interim periods including disclosure of the cost basis of securities classified as available-for-sale and held-to-maturity and provides further specification of major security types. ASC 320-10-65 is effective for fiscal years and interim periods beginning after June 15, 2009. The adoption of ASC 320-10-65 did not have a material impact on the Group’s consolidated results of operations or financial position.

In January 2010, the FASB issued ASU 2010-06, “Disclosures about Fair Value Measurements”, ASU 2010-06, which amends ASC 820, provides for disclosure of the amount of significant transfers in or out of Level 1 and Level 2, the reasons for those transfers, as well as information in the Level 3 rollforward about purchases, sales, issuances and settlements on a gross basis. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity on a gross basis, which is effective for all interim and annual periods beginning after December 15, 2010. Adoption of ASU 2010-06 is not expected to have a material effect on the Group’s consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

3. Real estate property development completed and under development

The following summarizes the components of real estate property completed and under development at December 31, 2008 and 2009:

	December 31, 2008	December 31, 2009
	US$	US$
Development completed:
Zhengzhou Xinyuan Splendid 1A	230,896	232,959
Zhengzhou Xinyuan Splendid 3A3B3C	51,011	51,059
Jinan City Family	46,018	46,062
Zhengzhou Longhai Garden	—	796,518
Anhui Wangjiang Garden	—	180,252

Real estate property development completed	327,925	1,306,850

Under development:
Current:
Suzhou Lake Splendid	22,475,414	2,822,354
Suzhou International City Garden	211,736,125	136,044,114
Suzhou Colorful Garden	66,584,058	29,168,237
Xuzhou Colorful Garden	—	32,088,483
Hefei Wangjiang Garden	20,280,863	—
Zhengzhou Commercial Plaza	8,968,583	996,387
Zhengzhou Xinyuan Colorful Garden	116,209,832	113,325,457
Zhengzhou Longhai Road Project	—	50,373,359
Zhengzhou Century East A	—	21,056,197
Zhengzhou Century East B	—	55,070,598
Zhengzhou Royal Place	—	72,075,920
Jinan Elegant Scenery	9,723,644	—
Jinan International City Garden	124,278,627	59,068,888
Kunshan International City Garden	200,427,416	226,599,115
Chengdu Xinyuan Splendid I	81,590,734	97,122,280
Chengdu Xinyuan Splendid II	—	60,788,501
	862,275,296	956,599,890
Less: impairment recognized	(55,003,786)	—

Profit recognized	75,669,232	111,061,353
Less: progress billings (see Note 11)	(362,444,836)	(507,070,824)
Real estate property under development—current	520,495,906	560,590,419
Non-current:
Zhengzhou Longhai Road Project	45,666,905	—
Chengdu Xinyuan Splendid II	57,040,382	—

Real estate property under development—non-current	102,707,287	—

Total real estate property under development	623,203,193	560,590,419

Total real estate property development completed and under development	623,531,118	561,897,269

As of December 31, 2009, land use rights included in the real estate properties under development totalled US$ 482,798,170 (2008: US$514,374,806).

As of December 31, 2009, real estate properties under development with an aggregate net book value of US$ 295,912,197 (2008: US$611,705,743) were pledged as collateral for certain bank loans.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

4. Real estate properties held for lease, net

	December 31, 2008	December 31, 2009
	US$	US$
Office spaces	1,368,458	—
Elementary schools	3,120,714	3,123,639
Basement Parking	1,771,886	1,773,547
Kindergartens	2,154,235	2,349,228
Parking facilities	7,756,045	11,131,557
Clubhouses	888,928	1,035,508

Total costs	17,060,266	19,413,479
Accumulated depreciation	(2,209,479)	(2,136,893)

Real estate properties held for lease, net	14,850,787	17,276,586

Depreciation expense for year ended December 31, 2009 amounted to US$498,356 (2007: US$459,451; 2008: US$485,346).

As of December 31, 2009, real estate properties held for lease with an aggregate net book value of US$nil (2008: US$1,368,458) were pledged as collateral for certain bank loans.

As of December 31, 2009, minimum future rental income on non-cancellable leases, in aggregate and for each of the five succeeding fiscal years and thereafter, is as follows:

Year	Amount
US$
2010	519,922
2011	535,044
2012	546,238
2013	546,130
2014	546,130
Thereafter	10,456,795

Total	13,150,259

5. Property and equipment, net

Property and equipment consisted of the following:

	December 31, 2008	December 31, 2009
	US$	US$
Buildings and improvements	3,056,497	3,059,362
Vehicles	2,094,067	1,888,200
Furniture and fixtures	1,747,638	2,200,496

Total	6,898,202	7,148,058
Accumulated depreciation	(1,643,309)	(2,444,862)

Property and equipment, net	5,254,893	4,703,196

Depreciation expense for the year ended December 31, 2009 amounted to US$801,553(2007: US$538,676; 2008: US$498,219).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

6. Other long-term investment

As of December 31, 2008 and 2009, the other long-term investment that was accounted for at cost consisted of the following:

Investee	Initial Cost	Ownership	December 31, 2008	December 31, 2009
	US$		US$	US$
Henan Lianhe Real Estate Co., Ltd.	241,648	1.85%	241,648	241,648

For the year ended December 31, 2007, 2008 and 2009 the Group recognized no investment loss or profit. As of December 31, 2008 and 2009, management noted no indicators of impairment related to this investment.

7. Interests in an equity investee

As of December 31, 2008 and 2009, interest in an equity investee consisted of the following:

			Equity Accounted for
Investee	Initial Cost	Ownership	December 31, 2008	December 31, 2009
	US$		US$	US$
Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd.	569,296	45%	20,157,172	868,084

For the year ended December 31, 2009, the investee recognized earnings of US$9,786,450 (2007: US$18,863,864, 2008: US$21,931,490). The Group’s share of the income of the equity investee was US$ 4,402,098 (2007:US$8,686,233; 2008: US$ 9,843,083).

In 2009, Jiantou Xinyuan declared a dividend of US$52.7 million, which the Group recorded as an other receivable of US$23.7 million for its 45% share.

Jiantou Xinyuan is developing one project which is excluded from the Group’s interest. Losses from this project included in the amounts above were US$ nil in 2009 (2007 losses: US$1,371,442; 2008 losses: US$276,639 ).

Variable Interest Entity

In accordance with FIN 46 (R), “Consolidation of Variable Interest Entities”, as codified in ASC 810-10-25, “Consolidation” (“ASC 810-10-25”), Jiantou Xinyuan is a variable interest entity, as it was established with insufficient equity at risk. The Group is not considered as the primary beneficiary, as it does not absorb the majority of Jiantou Xinyuan’s expected losses or residual returns.

Jiantou Xinyuan was established as a joint venture corporation between the Group and two unrelated companies in 2005. Its purpose is to undertake residential property development projects in Zhengzhou city, Henan province. As at December 31, 2009, it had four projects completed, one projects under construction, and one project under planning and had consolidated total assets of US$109.8 million (December 31, 2008: US$148.5 million).

The Group’s maximum exposure to loss is limited to its initial 45% equity investment and such loans as it may make from time to time to Jiantou Xinyuan (See Note 15(a)). As of December 31, 2009, its maximum exposure was approximately US$1.4 million (December 31, 2008: US$7.6 million).

Summarized consolidated balance sheet information of Jiantou Xinyuan is as follows:

	December 31, 2008	December 31, 2009
	US$	US$
Current assets	148,155,684	109,524,044
Non-current assets	364,476	277,982
Current liabilities	88,593,235	109,612,018
Non-current liabilities	13,989,149	1,790,077
Venturer’s capital	43,466,378	462,137

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Summarized consolidated statement of operations information of Jiantou Xinyuan is as follows:

	Year Ended
	December 31, 2007	December 31, 2008	December 31, 2009
	US$	US$	US$
Revenue	122,208,734	120,849,781	90,536,647
Cost of revenue	86,737,815	73,333,368	56,249,728
Gross profit	35,470,919	47,516,413	34,286,919
Operating expenses	4,188,881	5,918,698	3,959,892
Income from operations before non controlling interest	19,127,468	23,593,305	10,803,826
Net income	18,863,864	21,931,490	9,786,450

On September 25, 2009, the Company, through its indirect wholly owned subsidiary Henan Xinyuan, entered into an Equity Transfer and Profit Distribution Agreement (“ETA”) with Zhengzhou General Construction Investment Co., Ltd. and Zhengzhou Jiantou Engineering Co., Ltd. (collectively known as the “Sellers”) to purchase from the Sellers their 55% equity interest in Jiantou Xinyuan (the “55% Equity”). The purchase price for the 55% equity interest is US$4.2 million. As part of the transaction, Jiantou Xinyuan has made distributions of US$26.7 million to the Sellers and declared distributions of US$21.8 million to Henan Xinyuan.

As the Sellers are state-owned enterprises, the Company’s proposed acquisition of the 55% Equity is deemed a transfer of state-owned assets. Under PRC laws and regulations governing transfers of state-owned assets, state-owned assets, including state-owned equity interests, are required to be sold or disposed through a public listing and auction process, unless a proposed sale or disposition has been exempted by the relevant authority. Under the ETA, the Sellers are responsible for obtaining any governmental approvals necessary for the transfer, including, if available, an exemption from the public listing and auction process. The Sellers have not obtained the exemption from the Zhengzhou municipal administration of state-owned assets, or Zhengzhou SASAC, for the Company’s acquisition of the 55% Equity and, accordingly, the Company expects they will be required to complete their sale of the 55% Equity through the public listing and auction process. Due to the mandatory procedures and the uncertainties involved in the listing and auction process as well as the governmental approvals required prior to the commencement of such process, the Company cannot predict the exact timing that would be required to complete the process or that the Company will actually be selected as the winning bidder for the 55% Equity in the listing and auction process. Any closing of the proposed acquisition of the 55% Equity pursuant to the ETA will be subject to customary closing conditions, including, in the absence of an exemption of the public listing and auction process, the Company being selected as the successful bidder in the public listing and auction process.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

8. Short-term bank loans

Short term bank loans represent amounts due to various banks and are due on the dates indicated below. These loans generally can be renewed with the banks. Short term bank loans at December 31, 2008 and 2009 consisted of the following:

	December 31, 2008	December 31,, 2009
	US$	US$
Loans from China Construction Bank,
Due May 13, 2009, at 6.57% per annum	1,316,829	—
Due June 12, 2009, at 6.41% per annum	29,189,711	—
Due September 22, 2010, at 5.4% per annum	—	1,464,515
Due September 22, 2010, at 5.4% per annum	—	1,464,515
Due September 22, 2010, at 5.4% per annum	—	4,393,544
Due September 22, 2010, at 5.4% per annum	—	14,645,148
	30,506,540	21,967,722

Loans from China Communication Bank,
Due May 27, 2009, at 8.22% per annum	2,379,071	—
Due May 27, 2009, at 8.22% per annum	6,253,475	—
	8,632,546	—
Loans from Industrial and Commercial Bank of China (“ICBC”),
Due May 25, 2010, at 5.94% per annum	—	19,009,402

	—	19,009,402
Loans from China Merchant Bank,
Due September 29, 2009, at 7.56% per annum	20,484,008	—
	20,484,008	—

Loan from Zhengzhou Commercial Bank,
Due April 14, 2009, at 10.08% per annum	7,947,795	—

	7,947,795	—
Loan from China Agriculture Bank,
Due October 21, 2009, at 7.56% per annum	5,339,010	—
Due November 2, 2009, at 7.56% per annum	877,886	—
Due November 3, 2009, at 7.56% per annum	1,463,143	—
Due November 3, 2009, at 7.56% per annum	3,511,544	—
Due November 3, 2009, at 7.94% per annum	2,926,287	—
Due November 3, 2009, at 7.94% per annum	2,926,287	—
Due November 20, 2009, at 7.47% per annum	11,705,147	—
Due November 20, 2009, at 7.47% per annum	5,852,574	—
Due November 22, 2009, at 7.56% per annum	14,413,426	—
Due December 25, 2009, at 7.56% per annum	1,243,672	—
Due December 25, 2009, at 7.56% per annum	10,461,476	—
Due November 17, 2010, at 5.40% per annum	—	7,322,574
Due November 17, 2010, at 5.40% per annum	—	7,322,574
Due December 20, 2010, at 5.40% per annum	—	2,929,030

	60,720,452	17,574,178
Loan from Guangdong Development Bank,
Due October 28, 2009, at 7.47% per annum	28,970,240
Due April 28, 2009, at 8.22% per annum	11,705,147
Due April 16, 2010, at 5.31% per annum	—	7,029,671
Due April 16, 2010, at 5.31% per annum	—	4,686,447

	40,675,387	11,716,118
Loan from Bank of China,
Due February 7, 2010, at 5.13% per annum	—	14,645,149
Due February 8, 2010, at 5.67% per annum	—	2,426,701

	—	17,071,850
Loan from Bank of Jiangsu
Due December 24, 2012 at 5.4% per annum	—	7,322,574

	—	7,322,574

Total short-term bank loans	168,966,728	94,661,844

Pursuant to the loan contract with Bank of Jiangsu, the Group has an obligation to repay the loan on demand if required by the Bank. Therefore, the loan from Bank of Jiangsu has been classified as short-term as of December 31, 2009.

As of December 31, 2009, the Group’s short term bank loans are all denominated in RMB and were secured by the Group’s real estate properties under development with net book value of US$248,754,820 (December 31, 2008: US$ 289,333,620), real estate properties held for lease with net book value of US$nil (December 31, 2008: US$1,368,458) and certain deposits in the banks amounting to US$ nil (December 31, 2008: US$7,088,565).

The weighted average interest rate on short-term bank loans as of December 31, 2009 was 5.46% (December 31, 2008: 7.54%).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

9. Long-term bank loans

Long-term bank loans as of December 31, 2008 and 2009 consisted of the following:

	December 31, 2008	December 31, 2009
	US$	US$
Loan from China Construction Bank,
Due September 22, 2010, at 8.38% per annum	1,463,143	—
Due September 22, 2010, at 8.07% per annum	2,926,287	—
Due September 22, 2010, at 7.76% per annum	4,389,430	—
Due September 22, 2010, at 7.76% per annum	4,389,431	—
Due December 24, 2012, at 4.86% per annum	—	7,322,574

	13,168,291	7,322,574
Loan from ICBC,
Due June 28, 2010, at 7.72% per annum	5,559,945	—
Due May 25, 2010, at 8.32% per annum	7,315,717	—
Due May 25, 2010, at 8.32% per annum	21,947,151	—
Due September 27, 2011, at 7.66% per annum	2,926,287	—
Due September 9, 2011, at 7.66% per annum	731,572	—
Due September 9, 2011, at 7.66% per annum	8,047,289	—
Due September 9, 2011, at 7.66% per annum	585,257	—
Due September 9, 2011 at 7.65% per annum	—	585,806
Due September 27, 2011 at 5.67% per annum	—	1,171,612

	47,113,218	1,757,418
Loan from Bank of China,
Due February 7, 2010, at 7.18% per annum	14,631,434	—
Due February 8, 2010, at 7.65% per annum	15,462,500	—

	30,093,934	—
Loan from China Agriculture Bank,
Due November 17, 2010, at 7.56% per annum	7,315,717	—
Due November 17, 2010, at 7.56% per annum	7,315,717	—
Due November 20, 2011, at 5.76% per annum	—	5,858,059
Due November 20, 2011, at 5.76% per annum	—	1,244,838
Due November 20, 2011, at 5.76% per annum	—	10,471,281
Due December 20, 2011, at 5.4% per annum	—	7,322,573
Due March 2, 2012, at 5.4% per annum	—	10,251,604
Due March 2, 2012, at 5.4% per annum		8,787,089

	14,631,434	43,935,444

Total long-term bank loans	105,006,877	53,015,436

As of December 31 2009, the contractual maturities of these loans are as follows:

Year	Amount
US$
2010	94,661,844
2011	26,654,169
2012	26,361,267
Less: short-term loans (Note 8)	(94,661,844)
Total long-term bank loans	53,015,436

As of December 31, 2009, the Group’s long term bank loans are all denominated in RMB and are secured by the Group’s real estate properties under development with net book value of US$47,157,377 (December 31, 2008: US$322,372,123).

The interest rates of these bank loans are adjustable based on the range of 95% to 110% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of December 31, 2009 was 5.48% (December 31, 2008: 7.79%).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

10. Other long-term debt and warrant liability

As of December 31, 2008 and 2009, other long term debt consisted of the following:

	December 31, 2008	December 31, 2009
	US$	US$
Convertible subordinated notes due in April 12, 2012 at 2%	25,000,000	25,000,000
Senior floating rate notes due in April 12, 2010 at 6 month LIBOR plus 6.8%	75,000,000	75,000,000

Total principal of other long-term debt	100,000,000	100,000,000
Less: Unaccreted discount from embedded derivative and warrants	(6,285,604)	(2,068,570)
Contingent put option expense	—	5,000,000
Accrued interest	1,924,473	1,307,345
Total	95,638,869	104,238,775
Less: current portion	(95,638,869)	(104,238,775)
Total other long-term debt	—	—

As of December 31, 2008 and 2009, warrant liability consisted of the following:

	December 31, 2008	December 31, 2009
	US$	US$
Warrant on senior floating rate notes	170,000	264
Total warrant liability	170,000	264

Convertible Subordinated Notes

On April 13, 2007, the Company issued the Convertible Notes with an aggregate principal amount of US$25 million.

The Convertible Notes are repayable on April 15, 2012. The Notes bear interest at 2% per annum. The interest is payable on a semi-annual basis on April 15 and October 15 each year. The Company will pay interest on overdue principal, premium, if any, and interest at the rate of 4.0% per annum.

The holder has the right, at such holder’s option at any time prior to April 9, 2012 (the “Conversion Period”), to convert the principal amount of the Convertible Notes, or any portion of such principal amount which is a multiple of US$100,000, into fully paid and non-assessable common shares (as such shares shall then be constituted) at the conversion price in effect at such time. The holder of the Convertible Notes also has the right, at such holder’s option, on June 15, 2010 to demand that the Company repurchase the Convertible Notes, for cash, at a repurchase price of 120% of the principal amount, plus accrued and unpaid interest, unless the Company has called the notes for redemption due to a change in tax law or regulations. In the event of a change in tax law, regulations or official interpretations thereof that would require the Company to pay additional amounts as specified in the indenture, the Company has the right, at its option, at any time prior to October 15, 2010 to repurchase the Convertible Notes for cash at a repurchase price of 100% of the principal amount, plus accrued and unpaid interest or any such additional amounts. The holder has a right, at its option, to demand that the Company repurchase the Convertible Notes for cash at a repurchase price of 100% of the principal amount, plus accrued and unpaid interest, upon the termination of the listing of the common shares on US national stock exchange or a fundamental change, including a merger, tender offer, or exchange offer, as a result of which the common shares represent the right to acquire, are converted into, or exchanged for any consideration or assets other than securities traded on a US national stock exchange.

In addition, if there are certain events, such as the Company granting its shareholders the right to purchase common shares at a relatively low price, or distributing a dividend (in excess of 5% of the fair value of the common shares), the Convertible Notes may be surrendered for conversion at any time on and after the date that the Company gives notice to the holder of such transactions.

The conversion price is set such that each US$100,000 principal amount of the notes is convertible to 38,388 shares of the Company’s common shares (US$2.6049 per share at inception) and is adjustable from time to time for anti-dilutive purposes.

The contingent interest feature was an embedded derivative in accordance with ASC 815-10-15, “Derivatives and Hedging”. Therefore, it was initially recorded as a derivative liability associated with long-term debt at fair value of US$2,543,000 and the fair value at December 31, 2007 became zero because the IPO in December 2007 invalidated the contingent interest feature embedded in the notes.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

The Company has evaluated and determined that there was no other embedded derivative requiring bifurcation from the Convertible Notes under the requirements of ASC 815-10-15. The conversion option is not considered a derivative for purposes of ASC 815-10-15 in accordance with EITF 00-19 (“ASC 815-40-25”). The embedded contingent put, contingent call and the repurchase option did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the Convertible Notes.

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

At December 31, 2008, the Company was in non-compliance of certain covenants as they related to the subsidiary debt to tangible assets ratio and limitations on restricted payments. On August 21, 2009, the note holders granted the Company a waiver with respect to any and all defaults that may have occurred at any time directly or indirectly resulting from such non-compliance. Further, the note holders amended the related indenture such that, under the amended covenants, the Company would have been in compliance as of December 31, 2008 and 2009

Based on discussions with the bondholder, management considered it probable that the bondholder will exercise its put option to demand that the Company repurchase the bond at 120% of the principal amount on June 15, 2010. Accordingly, the Company recorded the stipulated repurchase price of US$5.0 million, which was capitalized to real estate under development in the accompanying consolidated statements of operations and classified the Convertible Notes as current in the accompanying consolidated balance sheet as of December 31, 2009.

Senior Floating Rate Notes and Warrants

On April 13, 2007, the Company issued the FRNs with an aggregate principal amount of US$75 million and detachable warrants to subscribe for common shares. The FRNs bear interest at 6-month LIBOR (with the LIBOR rate reset semi-annually) plus 6.80%, payable semi-annually in arrears. The FRNs are to be repurchased or redeemed by the Company in cash on the third anniversary of the issuance date at the price equal to 100% of the principal amount plus accrued but unpaid interest.

In connection with the FRNs, a total of 750 FRN Warrants were issued. The FRN Warrants entitle the holders to purchase 7,142 common shares at US$5.60 per share. The expiration date of the FRN Warrants is 3 years after the date of issuance. The fair value of the FRN Warrants is evaluated quarterly using the Dividend Adjusted Black-Scholes option-pricing model that uses the assumptions noted below.

	As of December 31, 2008	As of December 31, 2009
Average risk-free rate of return	0.21%	1.16%
Expected term	1.28 years	0.28 years
Volatility rate	75.7%	49.0%
Dividend yield	0%	0%

The risk-free rate for periods within the expected life of the FRN Warrants is based on the implied yield rates of China International Bond denominated in USD as of the valuation date. The expected life of the FRN Warrants represents the period of time the granted warrants are expected to be outstanding. The Company did not pay dividends in the past nor does it expect to pay dividends in the foreseeable future. Because the Company lacks sufficient trading history, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar business.

The fair value of the FRN Warrants was US$264 as of December 31, 2009 (December 31, 2008: US$170,000).

The embedded derivative associated with the FRNs was initially recorded as a derivative liability associated with long-term debt at fair value of US$3,593,000 and the fair value at December 31, 2007 became zero because the IPO in December 2007 invalidated the contingent maturity redemption feature embedded in the FRNs.

The FRNs are subject to various restrictive covenants, including restrictions on the Company’s ability to incur additional debt or guarantees, make restricted payments, payment of dividends or distributions on capital stock, repurchase of capital stock, payment of subordinated indebtedness, settlement of intercompany loans or advances, sales or transfers of properties or assets, sales of capital stock, enter into non-ordinary course business transactions, make investments, merge or consolidate with another company and engage in any business other than related businesses. At December 31, 2008, the Company was in non-compliance of certain covenants as they related to the subsidiary debt to tangible assets ratio and limitations on restricted payments. On August 21, 2009, the note holders granted the Company a waiver with respect to any and all defaults that may have occurred at any time directly or indirectly resulting from such non-compliance. Further, the note holders amended the related indenture such, that under the amended covenants, the Company would have been in compliance as of December 31, 2008.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

11. Customer deposits

Customer deposits consisted of amounts received from customers for the pre-sale of residential units in the PRC.

	December 31, 2008	December 31, 2009
	US$	US$
Advances for real estate properties under development	371,453,699	512,043,749
Add: revenue recognized in excess of amounts received from customers	5,242,851	5,879,475
Less: recognized as progress billings (see Note 3)	(362,444,836)	(507,070,824)

Total net balance	14,251,714	10,852,400

Customer deposits are typically funded up to 70% – 80% by mortgage loans made by banks to the customers. Until the customer obtains legal title to the property, the banks have a right to seek reimbursement from the Group for any defaults by the customers. The Group holds certain cash balances in restricted deposit accounts at the relevant banks (see Note 2 (f)). The Group, in turn, has a right to withhold transfer of title to the customer until outstanding amounts are fully settled.

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

The Company had minimal operations in jurisdictions other than the PRC. Income before income tax expenses consists of:

	December 31,
	2007	2008	2009
	US$	US$	US$
PRC	89,458,722	(19,685,223)	79,707,121
Non PRC	(14,080,073)	6,774,780	(17,463,302)

Total	75,378,649	(12,910,443)	62,243,819

Income tax expense for the years ended December 31, 2007, 2008 and 2009 is summarized as follows:

	December 31,
	2007	2008	2009
	US$	US$	US$
Current:
CIT tax expense	5,826,673	4,289,525	23,739,713
Land Appreciation Tax (“LAT”) expense	5,736,446	4,911,980	2,185,775
Unrecognized tax uncertainty benefit	8,711,372	—	—
Deferred tax expense	9,441,002	1,528,003	(6,100,697)

Income tax expense	29,715,493	10,729,508	19,824,791

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

The Group’s income tax expense differs from the tax expense computed by applying the statutory CIT rate of 25% for the year ended December 31, 2007, 2008 and 2009, as follows

	December 31,
	2007	2008	2009
	US$	US$	US$
CIT at rate of 33% for year ended 2007, 25% for year ended 2008 and 2009, respectively	24,874,954	(3,227,610)	15,560,955
Tax effect of change in income tax rate	(3,706,122)	—	—
Tax effect of non-deductible expenses	2,000,406	2,035,205	2,185,055
Tax effect of non-taxable income	(3,020,700)	(2,542,766)	(1,178,165)
LAT expense	5,736,446	4,911,980	2,185,775
CIT benefit of LAT	(1,893,027)	(1,227,995)	(546,444)
Changes in valuation allowance	—	11,482,870	(1,677,358)
International rate difference	5,723,536	(836,808)	1,437,957
One-time tax effect of 2008 China tax return filed in 2009	—	—	2,149,972
Others	—	134,632	(292,956)

Actual income tax expense	29,715,493	10,729,508	19,824,791

During the year ended December 31, 2009, the Group reversed US$2.3 million of the allowance for deferred tax assets from Suzhou International City Garden. The reversal of the allowance resulted from the improved profit outlook at Suzhou International City Garden.

The one-time tax effect charge was based on a Central Government interpretation clarified during the second quarter of 2009. According to the new interpretation, provisional deemed profit tax payments made prior to January 1, 2008, when tax rates were at 33%, will be considered final and not subject to adjustment for the new tax rate of 25% effective January 1, 2008. Prior to the release of the new interpretation, the Company accounted for income taxes on pre-sales as prepaid taxes, measured at the applicable current tax rate in the year pre-sales occurred. Prepaid taxes then were credited against subsequent tax obligations when sales were finalized. As a result of the release of the new interpretation, the Company will no longer be entitled to credit prepaid taxes against subsequent tax obligations to the extent prepaid taxes were assessed based on a tax rate in excess of the tax rate applicable in the year the sales are finalized (i.e. 33% prepaid tax will now be credited based on a tax cost of 25%).

(b) Liability for unrecognized tax benefit

On January 1, 2007, the Group adopted ASC 740-10 to account for uncertainties in income tax. There was no cumulative effect adjustment to beginning retained earnings resulting from the adoption of ASC 740-10, as the total liability for cumulative unrecognized tax benefits of $2,667,594 as of January 1, 2007 was recognized in deferred tax liability, as discussed below. The following table summarizes the activity related to the Group’s unrecognized tax benefits from December 31, 2007 to December 31, 2008 and to December 31, 2009.

US$
Balance as of December 31, 2007	11,924,773
Movement in current year due to foreign exchange rate fluctuation	820,040

Balance as of December 31, 2008	12,744,813

Movement in current year due to foreign exchange rate fluctuation	11,945

Balance as of December 31, 2009	12,756,758

The current year movement in ASC 740-10 liability of US$11,945 (2008: US$820,040), solely to year-over-year in USD-RMB exchange rate, and therefore was recorded as other comprehensive income arising from the foreign currency translation.

The liability for unrecognized tax benefit relates to the application of the deemed profit method by the local tax authority of Zhengzhou city. During the years ended December 31, 2005 to 2009, in accordance with the provisions of the PRC tax law, the local tax authority of Zhengzhou City concluded a deemed profit method is a better measure of income tax liability for companies in the real estate industry located in that province, including the PRC subsidiaries, than the statutory taxable income method.

Under the deemed profit method, the local tax authority levies income tax based an arbitrary deemed profit of 12% or 14% of total cash receipts of real estate property companies, rather than based on the statutory taxable income, which was 33% for the years up to 2007 and 25% for 2008 and onwards. The PRC subsidiaries in that province have filed their tax returns based on the deemed profit method. The local tax authority has confirmed verbally that it will apply the same deemed profit method for the years ended December 31, 2007, 2008 and 2009. The local tax authority is entitled to re-evaluate prior years’ income taxes assessed under the deemed profit method, upon receipt of audited accounts or upon completion of specific development projects, however, the tax authority has not indicated if it will do so.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

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

The entire unrecognized tax benefit, if ultimately recognized, will impact the effective tax rate. The Group anticipates new unrecognized tax benefits, related to tax positions similar to those giving rise to its existing unrecognized tax benefits, to originate after December 31, 2009. However, a reasonable estimate of the range of the possible increases related to similar positions originating after December 31, 2009 cannot be made at this time.

The PRC income tax returns for fiscal year 2005 through fiscal year 2009 remain open to potential examination. In addition, local tax authorities may exercise broad discretion in applying the tax law, thus potentially exposing the PRC subsidiaries to audits of tax years outside the general statute of limitations.

It is the Group’s continuing practice to recognize interest and penalties related to uncertain tax positions in other expenses. As of the December 31, 2009, no interest and penalties have been recognized under ASC 740-10 as the management believes that revaluation of tax levy method will not be charged interest and penalties.

(c) LAT

Since January 1, 1994, LAT has been applicable at progressive tax rates ranging from 30% to 60% on the appreciation of land values, with an exemption provided for the sales of ordinary residential properties if the appreciation values do not exceed certain thresholds specified in the relevant tax laws. However, prior to September 2004, the Group’s local tax authority in Zhengzhou city did not impose the regulation on real estate companies in its area of administration. Since September 2004, the local tax authority has levied the LAT at the rate of 0.8% or 1.0% against total cash receipts from sales of real estate properties, rather than according to the progressive rates. In early 2007, the national PRC tax authorities clarified the regulations to require the full payment of LAT in accordance with the progressive rates.

For the years ended December 31, 2007, 2008 and 2009, the Group has made full provision for LAT with respect to properties sold up to December 31, 2009 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

(d) Deferred tax

The tax effects of temporary differences that give rise to the Group’s net current deferred tax assets and liabilities as of December 31, 2008 and 2009 are as follows:

	December 31, 2008	December 31, 2009
	US$	US$
Current deferred tax assets:
Tax loss to be carried forward	938,774	2,450,225
Accruals and provisions	2,875,146	5,408,695
Excess of advertisement expense	79,249	554,559
Allowance for deferred tax assets	—	(2,091,985)

Total current deferred tax assets	3,893,169	6,321,495
Current deferred tax liabilities:
Revenue recognized based on percentage of completion	(25,405,908)	(18,115,493)
Real estate properties accelerated cost deduction	—	(1,219,211)
Others	—	(171,801)

Total current deferred tax liabilities	(25,405,908)	(19,506,505)

Net current deferred tax liabilities	(21,512,739)	(13,185,010)

The tax effects of temporary differences that give rise to the Group’s net long-term deferred tax assets and liabilities as of December 31, 2008 and 2009 are as follows:

	December 31, 2008	December 31, 2009
	US$	US$
Long-term deferred tax assets:
Tax loss to be carried forward	2,688,191	—
Accruals and provisions	1,653,704	563,058
Excess of advertisement expense	1,141,501	—
Impairment on Suzhou International City Garden project	19,191,125	19,191,125
Others	85,818	—
Allowance for deferred tax assets	(11,673,352)	(8,071,406)

Total long-term deferred tax assets	13,086,987	11,682,777
Long-term deferred tax liabilities:
Real estate properties accelerated cost deduction	(1,218,069)	—
Property, plant & equipment	—	—
Revenue recognition based on percentage of completion	(4,936,980)	(7,089,325)
Others	(102,449)	—

Total long-term deferred tax liabilities	(6,257,498)	(7,089,325)

Net long-term deferred tax assets	6,829,489	4,593,452

Certain of the Company’s PRC subsidiaries have PRC tax net operating loss carry forwards of US$2.5 million (2008: US$3.6 million) which will expire in the beginning of 2013, if unutilized.

During the year ended December 31, 2009, the Group reversed US$2.3 million of the allowance for deferred tax assets from Suzhou International City Garden. The reversal of the allowance resulted from the improved profit outlook at Suzhou International City Garden.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

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

13. Share-based compensation

As of December 31, 2009, the Company has two share-based compensation plans under which awards may be granted to both employees and non-employees, which are described below. Compensation cost of US$3,466,916 (2007: US$4,858,048, 2008: US$8,576,296) was charged against income comprising of general and administrative expenses of US$3,302,750 (2007: US$4,545,968, 2008: US$8,189,903) and the elimination of share of income in an equity investee of US$164,166 (2007: US$312,080, 2008: US$386,373), for those plans with a corresponding credit to additional paid-in capital in the year ended December 31, 2009, of which, US$3,160,293 (2007: US$4,350,882, 2008: US$7,946,060) was related to the options granted to employees and US$306,623 (2007: US$507,166, 2008: US$630,236) was related to the options granted to non-employees. The compensation cost is regarded as a permanent difference for income tax purposes as the options were granted by the Company, which is registered in Cayman, a country free of tax. Hence, no tax benefit was recognized upon the compensation cost.

2007 Equity Incentive Plan (the “Plan”)

On August 11, 2007, the Company granted share options to purchase up to 6,125,374 common shares to its directors and employees, at exercise prices ranging from US$0.0001 to US$2.50 per share. These options have a weighted average grant-date fair value of US$2.67 per option, and a total expected compensation cost, net of expected forfeitures, of US$15,564,801. These options have vesting periods based on length of service ranging from 10 to 40 months and will expire no later than August 10, 2017. These options are performance-based and did not begin vesting until the Company’s IPO was in effect. However, upon the effectiveness of the IPO, these awards had an immediate vesting of all shares that would have vested between the grant date and the effectiveness of the IPO.

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

On November 5, 2007, the Company granted options under the 2007 Plan to directors, management and key employees for an aggregate of 2,389,840 common shares at the exercise price equal to the price of the IPO (US$7.00 per share). These options have a weighted average grant-date fair value of US$3.51 per option, and a total expected compensation cost, net of forfeitures, of US$7,628,415. These options have vesting periods of up to 36 months, and will expire no later than November 5, 2017.

On July 1, 2008, the Company granted options under the 2007 Plan to purchase up to 360,000 shares to two of its employees, at exercise prices equal to the price of the grant date (US$2.975 per share). These options have a weighted average grant-date fair value of US$1.79 per option, and a total expected compensation cost, net of expected forfeitures, of US$579,960. These options have a vesting period based on length of service of 33 months and will expire no later than July 1, 2018.

On March 31, 2009, the Company granted options under the 2007 Plan to purchase up to 500,000 common shares to one employee, at an exercise price equal to the price of the grant date (US$1.87 per share). These options have a weighted average grant date fair value of US$1.255 per option, and a total expected compensation cost, net of expected forfeitures, of US$564,750. These options have a vesting period based on length of service of 36 months and will expire no later than March 31, 2019.

In August 2009, under the 2007 Plan, the Company granted share options to purchase up to 100,000 common shares to an employee, at an exercise price of US$1.30 per share. These options have a weighted average grant date fair value of US$2.12 per option, and a total expected compensation cost, net of expected forfeitures, of US$190,800. These options have vesting periods of 27 months and will expire no later than August 11, 2019.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Options Granted to Non-employee

On August 11, 2007, the Company granted options under the Plan to purchase up to 333,333 common shares to a non-employee consultant, with an exercise price of US$0.0001 per share, and options to purchase up to 343,788 common shares to the employees of the Group’s equity investee, Jiantou Xinyuan, with exercise prices ranging from US$0.0001 to US$2.50. These options have vesting periods based on length of service ranging from 40 to 60 months and will expire no later than August 10, 2017. In addition, the Company granted options under the 2007 Plan to purchase up to 52,004 common shares to employees of Jiantou Xinyuan. These options have a vesting period based on length of service of 36 months and will expire no later than November 5, 2017. All other terms of these awards are the same as the employee awards. These awards are accounted for under EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, as codified in ASC 505-50, “Equity-Based Payments to Non-employees” (“ASC 505-50”) and the cost will be measured at the date that the services are complete.

The forfeiture rate and fair value assumptions used to value the above options is consistent with the assumptions used to value the options to employees issued under the Plan and the 2007 Plan.

For the year period ended December 31, 2009, compensation cost of US$306,623 was charged against income for those options granted to non-employees under the Plan and the 2007 Plan.

Assumptions

The Company assumed a forfeiture ratio of 10% for non-executive employees in arriving at the total compensation expense.

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses the assumptions noted below.

	Options Granted under the Plan	Options Granted in 2007 Under the 2007 Plan	Options Granted in 2008 Under the 2007 Plan	Options Granted in 2009 Under the 2007 Plan
Average risk-free rate of return	5.22%	4.61%	4.52%	3.26%
Expected term	5.61 Years	5.80 Years	5.75 Years	5.75 Years
Volatility rate	50.13%	46.50%	62.20%	75.70%
Dividend yield	0%	0%	0%	0%

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of China International Bond denominated in U.S. dollars as of the valuation date. The expected life of options represents the period of time the granted options are expected to be outstanding. As the Company had not previously granted options, no historical exercising pattern could be followed in estimating the expected life. Therefore, the expected life was estimated as the average of the contractual term and the vesting period. The Company has not paid dividends in the past nor does it expect to pay dividends in the foreseeable future. Because the Company lacks sufficient trading history, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar businesses.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Share Option Activity

The following table is a summary of the Company’s share option activity under the Plan (in US$, except options):

Options under the Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Average Intrinsic Value
Outstanding, January 1, 2008
0.0001 (exercise price)	3,604,078	0.0001	9.58	25,642,655
0.8115 (exercise price)	400,000	0.8115	9.58	2,521,400
2.50 (exercise price)	2,697,887	2.5	9.58	12,450,749
Granted to employee	—	—	—	—
Exercised
0.0001 (exercise price)	2,248,106	0.0001	—	2,742,465
0.8115 (exercise price)	370,832	0.8115	—	151,485
Expired	—	—	—	—
Forfeited/Cancelled
0.0001 (exercise price)	360,696	0.0001	—	—
0.8115 (exercise price)	29,168	0.8115	—	—
2.50 (exercise price)	623,484	2.5	—	—

Outstanding, December 31, 2008
0.0001 (exercise price)	995,276	0.0001	8.58	1,200,813

0.8115 (exercise price)	—	—	—	—

2.50 (exercise price)	2,074,403	2.5	8.58	—

Granted to employee	—	—	—	—
Exercised
0.0001 (exercise price)	304,140	0.0001	—	679,722
0.8115 (exercise price)	—	0.8115	—	—
2.50 (exercise price)	159,632	2.5	—	—
Expired	—	—	—	—
Forfeited/Cancelled
0.0001 (exercise price)	189,589	0.0001	7.58	423,712
0.8115 (exercise price)	—	—	—	—
2.50 (exercise price)	684,074	2.5	7.58	—

Outstanding, December 31, 2009
0.0001 (exercise price)	501,547	0.0001	7.58	1,120,907

0.8115 (exercise price)	—	—	—	—

2.50 (exercise price)	1,230,697	2.5	7.58	—

Exercisable as at December 31, 2009
Options of employee
0.0001 (exercise price)	17,281	0.0001	7.58	38,621

0.8115 (exercise price)	—	—	—	—

2.50 (exercise price)	879,059	2.5	7.58	—

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$2.235 per ordinary share as of December 31, 2009 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2009.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

As of December 31, 2009, there was US$1,442,661 and US$726,356 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted to employees and non-employees, respectively, under the Plan. The cost is expected to be recognized using a straight-line method over a weighted-average period of 1.73 years.

The following table is a summary of the Company’s share option activity under the 2007 Plan (in US$, except options):

Options Under the 2007 Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Intrinsic Value
Outstanding, January 1, 2008
7.0 (exercise price)	2,384,142	7.00	9.83	274,176

Granted
2.975 (exercise price)	360,000	2.975
Exercised	—	—	—	—
Expired	—	—	—	—
Forfeited/Cancelled
7.0 (exercise price)	923,322	7.00
2.975 (exercise price)	150,000	2.975

Outstanding, December 31, 2008
7.0 (exercise price)	1,460,820	7.00	8.83	—

2.975 (exercise price)	210,000	2.975	9.5	—

Granted
1.87 (exercise price)	500,000	1.87	9.25	—
1.30 (exercise price)	100,000	1.30	9.58	—
Exercised	—	—	—	—
Expired	—	—	—	—
Forfeited/Cancelled
7.0 (exercise price)	455,560	7.00	7.83	—
2.975 (exercise price)	30,000	2.975	8.50	—

Outstanding, December 31, 2009
7.0 (exercise price)	1,005,260	7.00	7.83	—

2.975 (exercise price)	180,000	2.975	8.50	—

1.87 (exercise price)	500,000	1.87	9.25	182,500

1.30 (exercise price)	100,000	1.30	9.575	93,500

Exercisable as at December 31, 2009
7.0 (exercise price)	697,440	7.00	7.83	—

2.975 (exercise price)	90,000	2.975	8.50	—

1.87 (exercise price)	138,888	1.87	9.25	50,694

1.30 (exercise price)	16,666	1.30	9.575	15,583

As of December 31, 2009, there was US$1,736,285 and US$16,648 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted to employees and non-employees, respectively, under the 2007 Plan. The cost is expected to be recognized using a straight-line method over a weighted-average period of 1.31 years.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

14. Other payables and accrued liabilities

The components of accrued expenses and other liabilities are as follows:

	December 31, 2008	December 31, 2009
	US$	US$
Contract deposit	9,572,543	11,844,194
Accrued expense	2,375,379	5,590,208
Deed tax and maintenance fund withheld for customer	1,318,572	2,729,334
Bidding deposit	447,006	1,023,855
Welfare	1,567,511	1,622,327
Sales and other tax payable	1,712,386	10,121,602
Others	3,120,585	573,260

Total	20,113,982	33,504,780

15. Related-party and employee transactions

(a) Due from related parties

	December 31, 2008	December 31 2009
	US$	US$
Jiantou Xinyuan	7,073,211	701,940
Others	6,000	—

Total	7,079,211	701,940

Jiantou Xinyuan is co-invested by two third party shareholders and the Group, and the Group holds 45% of the total shares of Jiantou Xinyuan (see Note 7). In May and June 2007, the Company made two loans to Jiantou Xinyuan in the amount of US$8.0 million and US$8.0 million, respectively. These loans bore interest at the rate of 6.57% per annum and had fixed terms of one year. In July 2008, the Company extended a loan to Jiantou Xinyuan in the amount of US$6.7 million, which bore an annual interest rate of 8.21% and was paid off by Jiantou Xinyuan in July 2009. The balance as of December 31, 2009 mainly represents the management and service fees charged to Jiantou Xinyuan.

(b) Due from employees

	December 31, 2008	December 31 2009
	US$	US$
Advances to employees	36,034	84,576

The balance represents cash advances to employees for traveling expenses and other expenses. The balances bear no interest and have no fixed payment terms.

(c) Others

For the year ended December 31, 2009, total directors’ remuneration paid amounted to US$752,611 (2007: US$201,710; 2008: US$239,068).

On December 27, 2006, Henan Xinyuan entered into a consulting agreement with another consulting company which is beneficially owned by Yong Cui, one of Henan Xinyuan’s directors, to provide similar finance consulting services to the Group, with an annual fee of US$30,735 starting from April 16, 2007. The agreement will expire on April 15, 2012, and it can be terminated by written consent from both parties. The agreement contains provisions on confidentiality and non-competition.

16. Equity

(i) As at December 31, 2009 the Company’s authorized share capital was 500 million common shares, par value US$0.0001 per share (December 31, 2008: 500 million common shares).

(ii) In March 2006, the Company issued 60,000,000 outstanding common shares to the Zhang Family for a consideration of US$6,000.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

(iii) In November 2006, the Company issued 15,704,379 common shares for US$0.9551 per share, for total cash proceeds of US$14,552,985, net of issuance cost. These shares were issued to Blue Ridge China (9,422,627 shares) and Equity International (6,281,752 shares).

(iv) In December 2007, the Company offered 20,125,000 American Depositary Shares (“ADSs”), representing 40,250,000 common shares, at US$14 each to the public, raising proceeds of US$262,882,355, net of issuance costs of US$1,878,841. The Company’s ADSs are traded on the New York Stock Exchange.

(v) In December 2007, issued and outstanding Series A redeemable convertible preference shares were converted to 30,805,400 common shares on a one to one basis upon the completion of the Company’s IPO.

(vi) During the year ended December 31, 2009, nil options (2008: 370,832 options) were exercised at US$0.8115 per share under the Plan, 304,140 options (2008: 2,248,106 options) were exercised at US$0.0001 per share under the Plan, and 159,632 options (2008: nil options) were exercised at US$2.5 per share under the Plan.

17. Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	December 31,
	2007	2008	2009
	US$	US$	US$
Numerator:
Net income (loss)	45,663,156	(23,639,951)	42,419,028
Accretion of Series A convertible redeemable preference shares	(2,739,383)	—	—
Deemed dividend	(182,228,622)	—	—
Net income (loss) attributable to ordinary shareholders—basic and diluted	(139,304,849)	(23,639,951)	42,419,028
Denominator:
Number of shares outstanding, opening	75,704,379	148,398,102	151,017,040
Weighted average number of shares issued	—	751,207	235,775
Weighted average number of shares issued at IPO	2,095,205	—	—
Convertible notes	—	—	9,597,000
Stock options	—	—	21,572
Burnham warrant	85,283	—	—
Convertible redeemable preference shares	30,805,400	—	—

Number of shares outstanding—basic	108,690,267	149,149,309	151,252,815

Number of shares outstanding—diluted	108,690,267	149,149,309	160,871,387

Basic earnings (loss) per share	(1.28)	(0.16)	0.28

Diluted earnings (loss) per share	(1.28)	(0.16)	0.26

During the year ended December 31, 2009, 3,295,976 stock options were excluded from the calculation of earnings per share because their effect would be anti-dilutive. Further, during the year ended December 31, 2009, 5,357,143 FRN Warrants were excluded from the calculation of earnings per share because their effect would be anti-dilutive.

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

No single customer accounted for more than 10% of net sales for the year ended December 31 2007, 2008 and 2009.

Summary information by operating segment is as follows:

December 31, 2007	Henan	Shandong	Jiangsu	Anhui	Sichuan	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	98,022,901	77,844,629	98,144,397	31,656,566	—	—	305,668,493
Real estate lease income	338,600	—	—	—	—	—	338,600
Other revenue	93,496	17,985	5,599	13,185	41,551	3,546,352	3,718,168

Total revenue	98,454,997	77,862,614	98,149,996	31,669,751	41,551	3,546,352	309,725,261
Cost of real estate sales	(49,714,620)	(63,995,477)	(67,699,890)	(23,772,469)	—	(27,801.0)	(205,210,257)
Cost of real estate lease income	(654,626)	—	—	—	—	—	(654,626)
Other costs	—	—	—	—	—	(2,269,867)	(2,269,867)

Total cost of revenue	(50,369,246)	(63,995,477)	(67,699,890)	(23,772,469)	—	(2,297,668)	(208,134,750)
Gross profit	48,085,751	13,867,137	30,450,106	7,897,282	41,551	1,248,684	101,590,511
Operating expenses	(10,059,497)	(3,371,156)	(4,818,048)	(2,032,595)	(1,543,534)	(5,766,673)	(27,591,503)

Operating income/(loss)	38,026,254	10,495,981	25,632,058	5,864,687	(1,501,983)	(4,517,989)	73,999,008
Interest income	855,942	112,083	358,189	39,210	21,268	29,885	1,416,577
Interest expense	(411,246)	(681,895)	—	(447,021)	—	(1,663,849)	(3,204,011)
Exchange gains	3,082,842	—	—	—	—	—	3,082,842
Income from change in fair value of warrant liability	—	—	—	—	—	(8,602,000)	(8,602,000)
Share of income in an entity	8,686,233	—	—	—	—	—	8,686,233

Income/(loss) before income taxes	50,240,025	9,926,169	25,990,247	5,456,876	(1,480,715)	(14,753,953)	75,378,649
Income tax expense/benefit	(17,133,590)	(3,381,321)	(7,245,853)	(1,556,332)	337,215	(735,612)	(29,715,493)

Net income/(loss)	33,106,435	6,544,848	18,744,394	3,900,544	(1,143,500)	(15,489,565)	45,663,156

Depreciation and amortization	678,093	49,849	48,251	29,347	38,709	981,729	1,825,978
Capital expenditure	1,732,975	169,541	229,641	86,444	247,335	123,816	2,589,752
Real estate property development completed	1,595,915	3,321,153	––	––	––	––	4,917,068
Real estate property under development (current)	128,006,180	57,010,696	126,667,233	811,212	66,647,732	––	379,143,053
Real estate property under development (non-current)	––	9,737,735	––	––	––	––	9,737,735
Real estate property held for lease	6,811,050	––	––	––	––	––	6,811,050
Total long-lived assets	20,047,597	624,512	340,877	152,573	9,979,717	5,703,416	36,848,692
Total assets	193,350,607	100,171,868	168,343,242	11,745,490	71,050,051	262,533,995	807,195,253

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

December 31, 2008	Henan	Shandong	Jiangsu	Anhui	Sichuan	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	52,756,868	123,469,248	128,269,066	43,610,192	4,075,366	—	352,180,740
Real estate lease income	378,912	168	—	—	—	—	379,080
Other revenue	581,349	73,574	172,540	32,272	3,076	3,209,326	4,072,137

Total revenue	53,717,129	123,542,990	128,441,606	43,642,464	4,078,442	3,209,326	356,631,957
Cost of real estate sales	(42,595,952)	(99,297,613)	(176,613,712)	(30,493,866)	(3,298,805)	—	(352,299,948)
Cost of real estate lease income	(394,783)	(715)	—	—	—	—	(395,498)
Other costs	(364,637)	(5,163)	(81,796)	(4,452)	(517,617)	(3,124,727)	(4,098,392)

Total cost of revenue	(43,542,384)	(99,303,491)	(176,695,508)	(30,498,318)	(3,816,422)	(3,124,727)	(356,980,850)
Gross profit/(loss)	10,174,745	24,239,499	(48,253,902)	13,144,146	262,020	84,599	(348,893)
Operating expenses	(15,478,312)	(4,323,095)	(8,654,887)	(1,381,034)	(3,767,369)	(12,316,892)	(45,921,589)

Operating income/(loss)	(5,303,567)	19,916,404	(56,908,789)	11,763,112	(3,505,349)	(12,232,293)	(46,270,482)
Interest income	1,104,243	168,571	527,180	45,944	167,398	1,478,456	3,491,792
Exchange gains	3,603,164	—	—	—	—	—	3,603,164
Income from change in fair value of warrant liability	—	—	—	—	—	16,422,000	16,422,000
Share of income/(loss) in an entity	10,229,475	—	—	—	—	(386,392)	9,843,083
Income/(loss) before income taxes	9,633,315	20,084,975	(56,381,609)	11,809,056	(3,337,951)	5,281,771	(12,910,443)
Income tax (expense)/benefit	(3,596,479)	(5,320,316)	2,880,416	(2,797,717)	724,771	(2,620,183)	(10,729,508)

Net income/(loss)	6,036,836	14,764,659	(53,501,193)	9,011,339	(2,613,180)	2,661,588	(23,639,951)

Depreciation and amortization	979,784	300,262	241,733	42,084	194,700	636,388	2,394,951
Capital expenditure	395,549	1,920,232	6,460,196	9,029	78,403	140,146	9,003,555
Real estate property development completed	281,907	46,018	—	—	—	—	327,925
Real estate property under development (current)	79,586,295	26,144,986	323,611,183	229,045	76,171,064	14,753,333	520,495,906
Real estate property under development (non-current)	45,666,905	—	—	—	57,040,382	—	102,707,287
Real estate property held for lease	6,858,892	1,887,694	6,104,201	—	—	—	14,850,787
Total long-lived assets	75,752,988	2,174,833	18,177,885	129,463	59,060,708	2,857,285	158,153,162
Total assets	424,149,339	104,485,745	155,570,446	42,259,379	95,554,258	114,146,915	936,166,082

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

December 31, 2009	Henan	Shandong	Jiangsu	Anhui	Sichuan	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	90,049,823	89,713,230	198,070,688	6,902,453	56,601,483	—	441,337,677
Real estate lease income	319,433	1,025	—	—	—	—	320,458
Other revenue	151,442	69,117	127,340	51,074	18,458	6,908,928	7,326,359

Total revenue	90,520,698	89,783,372	198,198,028	6,953,527	56,619,941	6,908,928	448,984,494
Cost of real estate sales	(72,590,799)	(75,362,270)	(151,343,773)	(4,335,579)	(47,803,636)	—	(351,436,057)
Cost of real estate lease income	(597,164)	(1,091)	—	—	—	—	(598,255)
Other costs	(155,419)	(99,955)	(1,886,234)	(20,104)	(14,748)	(5,528,508)	(7,704,968)

Total cost of revenue	(73,343,382)	(75,463,316)	(153,230,007))	(4,355,683)	(47,818,384)	(5,528,508)	(359,739,280)
Gross profit/(loss)	17,177,316	14,320,056	44,968,021	2,597,844	8,801,557	1,380,420	89,245,214
Operating expenses	(12,957,908)	(2,770,894)	(8,388,311)	(552,520)	(2,593,035)	(6,394,851)	(33,657,519)

Operating income/(loss)	4,219,408	11,549,162	36,579,710	2,045,324	6,208,522	(5,014,431)	55,587,695
Interest income	1,041,212	134,122	885,586	19,085	173,183	134,797	2,387,985
Exchange gains	79,638	—	—	—	—	—	79,638
Other operating expenses	—	—	—	—	—	(383,333)	(383,333)
Income from change in fair value of warrant liability	—	—	—	—	—	169,736	169,736
Share of income/(loss) in an entity	4,562,610	—	—	—	—	(160,512)	4,402,098
Income/(loss) before income taxes	9,902,868	11,683,284	37,465,296	2,064,409	6,381,705	(5,253,743)	62,243,819
Income tax expense	(2,398,908)	(3,758,223)	(10,259,748)	(878,126)	(1,702,352)	(827,434)	(19,824,791)

Net income/(loss)	7,503,960	7,925,061	27,205,548	1,186,283	4,679,353	(6,081,177)	42,419,028

Depreciation and amortization	1,137,425	352,662	175,078	24,828	123,714	359,571	2,173,278
Capital expenditure	353,113	—	—	—	—	—	353,113
Real estate property development completed	1,080,537	226,313	—	—	—	—	1,306,850
Real estate property under development (current)	241,231,627	3,485,125	224,648,684	180,252	91,044,731	—	560,590,419
Real estate property under development (non-current)	—	—	—	—	—	—	—
Real estate property held for lease	5,622,713	1,824,828	8,883,795	945,250	—	—	17,276,586
Total long-lived assets	11,912,865	2,134,271	14,878,412	1,034,079	635,767	1,829,893	32,425,287
Total assets	483,746,910	57,035,256	200,266,970	15,942,909	83,305,122	41,485,282	881,782,449

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

Commitments

As of December 31, 2009, the Group had lease payments under non-cancellable leases falling due as follows:

Amount
US$
2010	1,446,526
2011	1,272,479
2012	1,269,184
2013	299,364
2014 and thereafter	481,735

Total	4,769,288

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

As of December 31, 2009, the Group had outstanding commitments with respect to non-cancelable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
Due within 1 year	376,260,325

Contingencies

The PRC subsidiaries have complied with the requirements of their local authority to accrue for retirement benefit contributions in respect of their employees (See Note 2 (r)). However payment of such accrued amount has not been sought by the regulatory bureau.

As at December 31, 2009, the Group provided guarantees of US$509,230,617 (2008: US$383,950,604), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible for repaying the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the bank and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the dates of grant of the relevant mortgage loans and ends upon issuance of real estate ownership certificates which will generally be available within six to twelve months after the purchasers take possession of the relevant properties.

The fair value of the guarantees is not significant and the management considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore no provision has been made for the guarantees.

Upon adoption of ASC 740-10 on January 1, 2007, the Group decreased deferred tax payable by US$2,667,594 and increased unrecognized tax benefits by the same amount as ASC 740-10 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. The Company also recognized additional unrecognized tax benefits of US$ 820,040 and US$11,945 for the year ended December 31, 2008 and 2009, respectively. At this time, the Company is unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes.

20. Concentration of risk

The Group’s operations are conducted in the PRC. Accordingly, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC and by the general state of the PRC economy.

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

The Group transacts most of its business in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a 17% appreciation of the RMB against the US$ from July 21, 2005 to December 31, 2009.

Additionally, the value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

The Group’s real estate projects are concentrated in Henan province. Any negative events such as a slowdown in the economy in Henan province might cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The risk in this respect is mitigated by the Group by expanding its operations outside of Henan province.

The Group uses various suppliers and sells to a wide range of customers. No single supplier or customer accounted for more than 10% of revenue or project expenditures for the year ended December 31, 2007, 2008 and 2009.

21. Condensed financial information of the Company

The condensed financial statements of Xinyuan Real Estate Co., Ltd. (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$331,434,918 as of December 31, 2009 (2008:US$320,167,418).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Balance Sheet

	Year ended December 31
	2008	2009
	US$	US$
ASSETS

Current assets
Cash and cash equivalents	303,069	293,242
Other receivable	225	255
Other current assets	—	709,168
Due from a subsidiary	365,734,948	362,130,718

Total current assets	366,038,242	363,133,383
Other assets	2,785,351	1,236,868
Investments in subsidiaries	129,058,447	189,805,568

TOTAL ASSETS	497,882,040	554,175,819

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
PRC income tax payable	787,829	842,803
PRC other tax payable	379,366	703,830

Other payable and accrued liabilities	651,208	1,477,950
Other long-term debt due within one year	95,638,869	104,238,775

Total current liabilities	97,457,272	107,263,358

Derivative liabilities associated with long term debt and preferred shares	170,000	264

Total liabilities	97,627,272	107,263,622

Shareholders’ equity
Common shares, $0.0001 par value:
Authorized—500,000,000 shares, issued and outstanding—151,480,932 shares for 2009 (2008: 151,017,040 shares)	15,102	15,148
Additional paid-in capital	499,154,814	503,020,794
Accumulated deficit	(98,915,148)	(56,123,745)

Total shareholders’ equity	400,254,768	446,912,197

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	497,882,040	554,175,819

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Statement of Operations

	Year ended December 31
	2007	2008	2009
	US$	US$	US$
Sales tax	—	(379,366)	(324,464)

Selling and distribution expenses	(115,129)	—	—
General and administrative expenses	(2,787,506)	(9,951,902)	(5,081,517)

Operating loss	(2,902,635)	(10,331,268)	(5,405,981)
Interest expense	(1,516,070)	(6,682,929)	(11,526,711)
Interest income	—	1,437,688	13
Income/(loss) from change in fair value of warrant liability	(8,602,000)	16,422,000	169,736
Other expenses	—	—	(383,333)
Equity in profit/(loss) of subsidiaries, net	59,058,948	(23,697,613)	60,214,233

Income/(loss) from operations before income taxes	46,038,243	(22,852,122)	43,067,957
PRC income taxes	(375,087)	(787,829)	(648,929)

Net income/(loss)	45,663,156	(23,639,951)	42,419,028
Accretion of Series A convertible redeemable preference shares	(2,739,384)	—	—
Deemed dividend	(182,228,622)	—	—

Net income/(loss) attributable to ordinary shareholders	(139,304,850)	(23,639,951)	42,419,028

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Statement of cash flows

	Year ended December 31
	2007	2008	2009
	US$	US$	US$
Cash flows from operating activities
Net income/(loss)	45,663,156	(23,639,951)	42,419,028
Adjustment to reconcile net income to net cash used in operating activities:
Equity in profit/(loss) of subsidiaries, net	(59,058,948)	23,697,613	(60,214,233)
Depreciation and amortization	1,112,303	1,666,264	1,445,191
Accretion of long-term debt	1,715,721	4,228,588	4,217,034
Changes in fair value of warrants liabilities	8,602,000	(16,422,000)	(169,736)
Changes in fair value of embedded derivatives, net of amount capitalized	(3,531,817)	—	—
Contingent put option expense	—	—	5,000,000
Stock based compensation expense	4,545,968	8,189,903	3,302,750
Changes in operating assets and liabilities:
Other receivables	—	2,835,037	3,624
Other assets	—	(619,747)	(605,876)
Due from a subsidiary	(113,121,068)	(242,833,953)	3,604,230
Due to a subsidiary	5,133	—	—
Income tax payable	375,087	412,742	54,973
Other tax payable	—	379,366	324,464
Other payable and accrued liabilities	300,000	(2,330,403)	826,742
Accrued interest	2,285,101	(360,626)	(617,128)
Compensation charge of IPO expense	(1,948,466)	—	—

Net cash used in operating activities	(113,055,830)	(244,797,167)	(408,937)

Cash flows from financing activities
Proceeds from issuance of common shares	262,882,355	—	—
Issuance cost of debt	(4,944,170)	—	—
Proceeds from other long-term debts	100,000,000	—	—
Proceeds from issuance of common shares	—	217,881	399,110

Net cash provided by financing activities	357,938,185	217,881	399,110

Net increase/(decrease) in cash and cash equivalents	244,882,355	(244,579,286)	(9,827)
Cash and cash equivalents, at the beginning of the year	—	244,882,355	303,069

Cash and cash equivalents, at end of the period	244,882,355	303,069	293,242

(a) Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus its equity interest in undistributed earnings of subsidiaries since inception. The Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, as codified in ASC 323 “Investment-Equity Method and Joint Ventures”(“ASC 323”). Such investment is presented on the balance sheet as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in profit (loss) of subsidiary company”, net on the statements of operations.

The subsidiaries and equity investee did not pay any dividends to the Company for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

(b) Related party transactions

For the year ended December 31, 2008, related party transactions were mainly composed of US$235 million, transferred to Xinyuan Real Estate Ltd for investment in additional subsidiaries in the PRC and an amount of US$7.5 million for interest in bond (see Note 10) transferred to subsidiary. The amounts were non-interest bearing and have no fixed repayment date.

(c) Commitments

The Company does not have significant commitments or long-term obligations as of the period end presented.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

1.2	Amendment to Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.5 from our Form 6-K (File No. 001-33863 ) filed with the SEC on December 10, 2009)

2.1	Indenture regarding the guaranteed senior secured floating rate notes due 2010, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

2.2	Indenture Supplement No. 1, dated August 21, 2009, to Indenture regarding the guaranteed senior secured floating rate notes due 2010, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 2.2 from Amendment No. 1. to our annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)

2.3	Indenture regarding the 2% guaranteed convertible subordinate notes due 2012, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

2.4	Indenture Supplement No. 1, dated August 21, 2009, to Indenture regarding 2% guaranteed convertible subordinate notes due 2012, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 2.4 from Amendment No. 1. to our annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)

2.5	Deposit Agreement, dated as of December 11, 2007, among Xinyuan Real Estate Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and holders of American Depositary Shares (incorporated by reference to Exhibit 2.5 from Amendment No. 1. to our annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)

4.1	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.2	2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.3	Form of securities purchase agreement, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and purchaser (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.4	Warrant agreement, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd. and the Hong Kong and Shanghai Banking Corporation Limited (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.5	Equity registration right agreement, dated as of April 13, 2007, by and among Xinyuan Real Estate Co., Ltd., each of the holders of the Warrants and each of the holders of the Convertible Notes (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.6	Voting agreement, dated as of April 13, 2007, by and among Xinyuan Real Estate Co., Ltd., Drawbridge Global Macro Master Fund Ltd. and Mr. Yong Zhang and Ms. Yuyan Yang (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the Commission on November 16, 2007)

4.7	Share exchange and assumption agreement, dated as of April 9, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd. and Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.8	Amended and Restated shareholders agreement, dated as of October 31, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd., Xinyuan Real Estate Co., Ltd. and, to the extent set forth herein, Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.9	Amended and restated warrant, dated as of August 28, 2007, between Xinyuan Real Estate Co., Ltd. and EI Fund II China, LLC (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.10	Amended and restated warrant, dated as of August 28, 2007, between Xinyuan Real Estate Co., Ltd. and Blue Ridge China Partners, L.P. (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.11	Burnham warrants holders letter agreement, dated April 9, 2007, among Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate, Ltd., Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.12	Credit agreement, dated as of December 7, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, and Xinyuan Real Estate, Ltd. (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.13	Share purchase agreement, dated as of November 18, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang and Xinyuan Real Estate, Ltd. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.14	Securities purchase agreement, dated as of August 22, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang and Xinyuan Real Estate, Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.15	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.16	Form of employment agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.17	Form of confidentiality and non-competition agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.18	English translation of the joint venture contract of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., dated August 20, 2005, among Henan Xinyuan Real Estate Co., Ltd., Zhengzhou General Construction Investment Company and Zhengzhou Jiantou Project Consulting Co., Ltd. (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.19	English translation of financial consulting services agreement, dated December 27, 2006, between Henan Xinyuan Real Estate Co., Ltd. and Beijing Runzheng Investment Consulting Co., Ltd. (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.20	(a) English translation of the share transfer agreement regarding Zhengzhou Mingyuan Landscape Engineering Co., Ltd., dated September 1, 2006, among Yong Zhang, Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Mingyuan Landscape Engineering Co., Ltd. (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

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

4.25	English translation of the share transfer agreement regarding Henan Wanzhong Real Estate Co., Ltd., dated March 16, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Henan Wanzhong Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.26	Equity Transfer and Profit Distribution Agreement among Zhengzhou General Construction Investment Company, Zhengzhou Jiantou Project Consulting Co., Ltd., Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 001-33863 ) filed with the SEC on September 30, 2009)

8.1*	Subsidiaries of Xinyuan Real Estate Co., Ltd.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Ernst & Young Hua Ming

*	Filed with this Annual Report on Form 20-F