Form 20-F/A
period 2009-12-31
Xinyuan Real Estate Co., Ltd.
filed 2010-04-29
CIK 1398453

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

Xinyuan Real Estate Co., Ltd. is filing this Amendment No. 1 to its Annual Report on Form 20-F for the year ended December 31, 2009, which was originally filed with the Securities and Exchange Commission (“SEC”) on March 31, 2010. This Amendment No. 1 solely corrects a typographical error in Item 15 “Controls and Procedures” as to the year for which Ernst & Young Hua Ming audited the effectiveness of our internal control over financial reporting. The text should have read that the effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein. The only change to Item 15 is the change in the date in that sentence. However, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, this Amendment No. 1 includes all of the disclosures required by Item 15 of Form 20-F.

Except as described above, this Amendment No. 1 does not amend any other item of our original filing on Form 20-F and does not reflect events occurring after the original filing date or modify or update in any way the disclosures contained in our original filing on Form 20-F. Accordingly, this Amendment No.1 should be read in conjunction with our original filing on Form 20-F and our subsequent filings with the SEC.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, new certifications of our principal executive officer and principal financial officer are filed as exhibits to this Amendment No. 1 under Item 19 hereof.

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2009, we implemented certain changes to our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. To remediate the material weakness in our internal controls over financial reporting that existed at the end of 2008, we have made several improvements starting with implementing multi-level and cross-departmental review procedures on percentage of completion, taxes, debt covenant compliance and other critical accounting issues. We replaced and added personnel with sufficient U.S. GAAP competence to improve our finance and accounting department and the quality of our U.S. GAAP accounting books and records, primarily in the area of revenue recognition and deferred tax. We also provided additional training and cross-training to our existing personnel, including areas of new and emerging accounting standards. In addition, we enhanced our accounting and finance policy and procedure manuals to provide guidance to our finance and accounting department, and a level of competence and continuity in the event of future employee turnover.

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

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein.

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

/s/ Ernst & Young Hua Ming
Ernst & Young Hua Ming
Shanghai, The People’s Republic of China

March 31, 2010

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of Ernst & Young Hua Ming

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on its behalf.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chairman and Chief Executive Officer

Date: April 29, 2010

EXHIBIT INDEX

Exhibit Number	Description of Document

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of Ernst & Young Hua Ming