Form 20-F
period 2010-12-31
Xinyuan Real Estate Co., Ltd.
filed 2011-04-20
CIK 1398453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2010.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For The Transition Period From              To

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report 153,807,616 common shares, par value US$0.0001 per share, as of December 31, 2010.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our,” “the Group” or “Xinyuan” refers to Xinyuan Real Estate Co., Ltd., its predecessor entities and its subsidiaries;

•	“shares” or “common shares” refers to our common shares, par value US$0.0001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents two common shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this Form 20-F only, Taiwan, Hong Kong and Macau;

•	“GFA” refers to gross floor area. The amounts for “total GFA” in this annual report are the amounts of total saleable residential and commercial GFA and are derived on the following basis:

•	for properties that are sold, the stated GFA is based on the sales contracts relating to such property; GFA may be adjusted based on final examination upon delivery of the property;

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

At present, there is no uniform standard to categorize the different types and sizes of cities in China. In this annual report, we refer to certain larger and more developed cities as Tier I and Tier II cities based on the categorization used by the CIHAF Valuation Report on Real Estate Investment in PRC Cities published by China Real Estate Business, an authoritative real estate publication in China, YUBO Media and Institute of Finance and Trade Economics of Chinese Academy of Social Sciences. Based on this approach, there are currently four Tier I cities and over 35 Tier II cities in China.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010 and as of December 31, 2009 and 2010.

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

(i)

We completed an initial public offering, or IPO, of 20,125,000 ADSs, each representing two common shares, in December 2007. On December 12, 2007, we listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “XIN.” The closing price of our ADSs on the NYSE as of April 15, 2011 was $2.17 per ADS.

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

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. However, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements. Among the important factors to consider in evaluating our forward-looking statements are:

•	our ability to continue to implement our business model successfully;

•	our ability to secure adequate financing for our project development;

•	our ability to successfully sell or complete our property projects under construction and planning;

•	our ability to enter into new geographic markets and expand our operations;

•	our ability to maintain strict cost control;

•	the marketing and sales ability of our third-party sales agents;

•	PRC laws, regulations and policies relating to real estate developers and the real estate industry in China;

•	our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations;

•	competition from other real estate developers;

•	the growth of the real estate industry in China, particularly Tier II cities;

•	fluctuations in general economic and business conditions in China; and

•	fluctuations in interest rates in China.

(ii)

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

(iii)

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A. Selected financial data

Our Selected Consolidated Financial Data

The following selected consolidated statement of operations and other financial data for the years ended December 31, 2006, 2007, 2008, 2009 and 2010, other than the earnings per ADS data, and the consolidated balance sheet data as of December 31, 2006, 2007, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements which are included elsewhere in this annual report. Our audited consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except for changes in operating subsidiaries, our consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Years ended December 31,
	2006	2007	2008	2009	2010
	US$	US$	US$	US$	US$
	(in thousands except share, per share and per ADS data)
Consolidated Statements of Operations Data(1)
Total revenues	142,367	309,725	356,632	448,984	449,972
Total costs of revenues	(108,196)	(208,135)	(356,981)	(359,739)	(334,453)
Selling and distribution expenses	(2,996)	(10,515)	(13,578)	(11,443)	(10,724)
General and administrative expenses	(3,626)	(17,077)	(32,343)	(22,215)	(22,209)
Operating income/(loss)	27,549	73,998	(46,270)	55,587	82,586
Net income/(loss)	16,120	45,663	(23,640)	42,419	51,123
Accretion of Series A convertible redeemable Preference shares	(942)	(2,739)	—	—	—
Deemed dividend(2)	—	(182,229)	—	—	—
Net loss attributable to non-controlling interest	—	—	—	—	18
Net income (loss) attributable to shareholders(2)	15,181	(139,305)	(23,640)	42,419	51,141

Earnings (loss) per share
—Basic	0.21	(1.28)	(0.16)	0.28	0.34
—Diluted	0.21	(1.28)	(0.16)	0.26	0.33
Shares used in computation
—Basic	72,694,467	108,690,267	149,149,309	151,252,815	152,577,960
—Diluted	72,694,467	108,690,267	149,149,309	160,871,387	155,397,355
Earnings (loss) per ADS(3)
—Basic	0.42	(2.56)	(0.32)	0.56	0.68
—Diluted	0.42	(2.56)	(0.32)	0.52	0.66
Other Operating Data
Number of projects launched	3	6	3	—	3
Aggregate GFA delivered(1) (m2 )	370,105	513,878	519,100	1,591,132	291,686

(1)	Delivery occurs when the Company has obtained all the completion acceptance certificates required by the PRC government in respect of the apartment and delivers full access to the apartment, such as the keys, to the buyer.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2006, 2007, 2008, 2009 and 2010:

	As of and for the Years Ended December 31,
	2006	2007	2008	2009	2010
	US$	US$	US$	US$	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Balance Sheet Data(1)
Cash and cash equivalents	34,914	309,315	135,659	157,800	213,326
Restricted cash	32,011	48,267	57,951	40,240	82,305
Real estate property under development(4)	106,804	388,881	623,203	560,590	710,585
Total current assets	174,426	770,347	778,013	849,357	1,075,045
Total assets	204,956	807,195	936,166	881,782	1,103,965
Total current liabilities	118,840	154,374	417,990	369,098	463,747
Long-term bank loans	12,806	137,858	105,007	53,015	70,213
Preference shares	22,309	—	—	—	—
Capital stock	7,570	14,840	15,102	15,148	15,319

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	46,583	389,899	400,255	446,912	517,798

(1)	Our financial information is first prepared in RMB and then translated into U.S. dollars for assets and liabilities at the year-end exchange rate and, for revenues and expenses at the yearly average exchange rate. The rates used are set forth in the table below. Capital accounts are translated at their historical exchange rates when the transactions occurred.

	As of and for the Year Ended December 31,
	2006	2007	2008	2009	2010
Period-end US$: RMB exchange rate	7.8087	7.3046	6.8346	6.8282	6.6227
Period average US$: RMB exchange rate	7.9721	7.6079	6.9480	6.8311	6.7704

As of April 15, 2011, the US$: RMB exchange rate was 6.5317.

(2)	On November 13, 2007, the holders of the Series A convertible redeemable preference shares, or Series A preference shares, agreed to waive the contingent conversion option. The modification was deemed to be substantive and was treated for accounting purpose as an extinguishment of the Series A preference shares. In connection with this, we recognized a dividend of approximately US$182.2 million to the Series A preference shareholders, representing the difference between the fair value of the convertible preference shares immediately after the modification and the carrying value of the preference shares immediately prior to the modification. This deemed dividend did not affect our net income or cash flows. However, it reduced the net income attributable to ordinary shareholders and retained earnings for the year ended December 31, 2007 by the amount of the dividend.
(3)	Earnings per ADS are calculated based on each ADS representing two common shares.
(4)	Includes real estate property under development recorded under current assets and non-current assets.

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

The RMB is not freely convertible into foreign currency. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of the RMB into foreign exchange and through restrictions on foreign trade. Since 2005, the People’s Bank of China, or the PBOC, has allowed the RMB to fluctuate within a narrow and managed band against a basket of foreign currencies, according to market demand and supply conditions. The PBOC announces the RMB closing price each day and that rate serves as the mid-point of the next day’s trading band.

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

	Noon Buying Rate(1)
Period	Period End	Average(2)	Low	High
	(RMB Per US$1.00)
2006	7.8041	7.9597	7.8041	8.0702
2007	7.2946	7.6058	7.2946	7.8127
2008	6.8225	6.9221	6.8225	7.2946
2009	6.8259	6.8307	6.8176	6.8470
2010	6.6000	6.7426	6.6000	6.8330
October	6.6707	6.6678	6.6397	6.6912
November	6.6670	6.6538	6.6330	6.6892
December	6.6000	6.6497	6.6000	6.6745
2011
January	6.6017	6.5964	6.5809	6.6364
February	6.5713	6.5761	6.5520	6.5965
March	6.5483	6.5645	6.5483	6.5743
April (through April 15)	6.5317	6.5382	6.5310	6.5477

(1)	For December 2008 and prior periods, the noon buying rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For January 2009 and later periods, the noon buying rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated by averaging the exchange rates on the last business day of each month or the elapsed portion thereof during the relevant period. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Business

Our business is sensitive to the current global economic crisis. A severe or prolonged downturn in the global economy could materially and adversely affect our revenues and results of operations.

Global market and economic conditions have been challenging with tight credit conditions and recession in most major economies continuing into 2011. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for economic growth around the world. The grim economic outlook has negatively affected business and consumer confidence and contributed to volatility of unprecedented levels.

The PRC economy also faces challenges in the short to medium term. Continued turbulence in the international markets and prolonged declines in consumer spending, including home purchases, as well as any slowdown of economic growth in China, may adversely affect our liquidity and financial condition.

If we are unable to successfully manage our expansion into other Tier II cities, we will not be able to execute our business plan.

Historically, our business and operations was concentrated in Zhengzhou. Since 2006, we have expanded our residential property development operations into other Tier II cities, consisting of Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, and Suzhou, Kunshan and Xuzhou in Jiangsu Province. We plan to expand into other Tier II cities as suitable opportunities arise. The development of real estate projects in other Tier II cities will impose significant demands on our management and other operational resources. Moreover, we will face additional competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of these Tier II cities has its own market conditions, customer requirements and local regulations related to the real estate industry. If we are unable to successfully develop and sell projects outside of our current markets, our future growth may be limited and we may not generate adequate returns to cover our investments in these Tier II cities. In addition, if we expand our operations to other cities with higher land prices, our costs may increase, which may lead to a decrease in our profit margin, or impairments resulting from land value decreases.

Our business requires access to substantial financing. Our failure to obtain adequate financing in a timely manner could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts and (2) affect our financial performance and condition.

Our property development business is capital intensive. To date, we have funded our operations primarily through bank borrowings, shareholder loans, proceeds from sales and pre-sales of our properties and proceeds from issuance of equity and debt securities. We obtain commercial bank financing for our projects through credit lines extended on a case-by-case basis. Our ability to secure sufficient financing for land use rights acquisition and property development and repayment of our existing onshore and offshore debt obligations depends on a number of factors that are beyond our control, including lenders’ perceptions of our creditworthiness, market conditions in the capital markets, investors’ perception of our securities, the PRC economy and PRC government regulations that affect the availability and cost of financing for real estate companies or property purchasers.

Since 2003, commercial banks have been prohibited, under guidelines of the PBOC, from advancing loans to fund the payment of land use rights and projects can be only partially funded based on loan-to-value ratios. In addition the PRC State Council have taken and may continue to take action to curb speculation in the housing market and housing price increases. Among other actions, as of March 25, 2010, the PBOC raised the reserve requirement ratio for large commercial banks by 0.5% to 20%, and small and middle sized financial institutions by 0.5% to 16.5%. Increases in the reserve requirement ratio will reduce the amount of commercial bank credit available to businesses in China, including us. We generate significant cash flow through pre-sales, which are subject to government restrictions. In particular, PRC regulations on the pre-sales of properties generally provide that the proceeds from the pre-sales of a real estate project may only be used for the construction of such project. Any additional potential government restrictions on pre-sales could significantly increase our financing needs. Moreover, our ability to move cash through inter-company transfers or transfer funds from onshore subsidiaries to our offshore parent company is limited by PRC government regulations, which limits our ability to use excess cash resources in one subsidiary to fund the obligations of another subsidiary or our offshore parent company.

Furthermore, various other PRC regulations restrict our ability to raise capital through external financing and other methods, including, without limitation, the following:

•	we cannot pre-sell uncompleted residential units in a project prior to achieving certain development milestones specified in related regulations;

•	we cannot borrow from a PRC bank for a particular project unless we fund at least 35% of the total investment amount of that project from our own capital;

•	we cannot borrow from a PRC bank for a particular project if we do not have the land use rights certificate for that project;

•	property developers are strictly restricted from using the proceeds from a loan obtained from a local bank to fund property developments outside the region where that bank is located; and

•	PRC banks are prohibited from accepting properties that have been vacant for more than three years as collateral for loans.

As of December 31, 2010, our contractual obligations amounted to US$532.8 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. Of this amount, US$407.9 million was due within one year.

There can be no assurance that our internally generated cash flow and external financing will be sufficient for us to meet our contractual and financing obligations in a timely manner. Due to the current measures imposed (as well as other measures that may be imposed by the PRC government in the future) which limit our access to additional capital, we cannot assure you that we will be able to obtain sufficient funding to finance intended purchases of land use rights, develop future projects or meet other capital needs as and when required at a commercially reasonable cost or at all. Our failure to obtain adequate financing in a timely manner and on reasonable terms could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts and (2) affect our financial performance and condition.

We may be unable to acquire desired development sites at commercially reasonable costs.

Our revenue depends on the completion and sale of our projects, which in turn depends on our ability to acquire development sites. Our land use rights costs are a major component of our cost of real estate sales and increases in such costs could diminish our gross margin. In China, the PRC government controls the supply of land and regulates land sales and transfers in the secondary market. As a result, the policies of the PRC government, including those related to land supply and urban planning, affect our ability to acquire, and our costs of acquiring, land use rights for our projects. In recent years, the government has introduced various measures attempting to moderate investment in the property market in China. Although we believe that these measures are generally targeted at the luxury property market and speculative purchases of land and properties, we cannot assure you that the PRC government will not introduce other measures in the future that would adversely affect our ability to obtain land for development. We currently acquire our development sites primarily by bidding for government land. Under current regulations, land use rights acquired from government authorities for commercial and residential development purposes must be purchased through a public tender, auction or listing-for-sale. Competition in these bidding processes has resulted in higher land use rights costs for us. In addition, we may not successfully obtain desired development sites due to the increasingly intense competition in the bidding processes. We may also need to acquire land use rights through acquisition, which could increase our costs. Moreover, the supply of potential development sites in any given city will diminish over time, and we may find it increasingly difficult to identify and acquire attractive development sites at commercially reasonable costs in the future.

Our secured note contains certain financial and other covenants that restrict our ability to pay dividends, raise further debt and take other corporate actions which may adversely affect our business.

In April 2010, we issued the secured note that contains a number of significant financial and other covenants substantially similar to the covenants included in the indentures for our floating rate notes and convertible notes repaid in April 2010. Such covenants restrict, among other things, our ability and the ability of our subsidiaries to incur additional debt or guarantees, make restricted payments, make investments, pay dividends or distributions on our or our subsidiaries’ capital stock, repurchase our or our subsidiaries’ capital stock, pay subordinated indebtedness, make or repay inter-company loans or enter into non-ordinary course business transactions. Among other restrictions, we are limited in the dollar amount of mortgage guarantees we may provide if we do not maintain a minimum consolidated interest expense coverage ratio, or interest coverage ratio.

As a result of the covenants, our ability to pay dividends or other distributions on our common shares and ADSs may be limited. These covenants also restrict our ability to raise additional capital in the future through bank borrowings and debt and equity issuances and may restrict our ability to engage in some transactions that we expect to be of benefit to us. The covenants may also limit the amount of units we may sell in any period by limiting the amount of mortgage guarantees we can provide to purchasers if we do not maintain the requisite interest coverage ratio.

The note is secured by the mortgage of our shares in our wholly owned subsidiary, Xinyuan Real Estate, Ltd., or Xinyuan Ltd., which indirectly holds all of our assets and operations in China. If we default under the note in the future, the holder may enforce its claims against these shares to satisfy our obligations to it. In such an event, the holder of the note could gain ownership of the shares of Xinyuan Ltd., and, as a result, own and control all of our subsidiaries in China. We conduct substantially all of our operations in China and all of our assets are located in China and, if we default under the note, we could lose control or ownership of our assets and operations in China and there may be no assets remaining from which your claims could be satisfied. In addition, the note is also required to be secured by the pledge of all of Xinyuan Ltd.’s shares in Xinyuan (China) Real Estate, Ltd., or Xinyuan China, and a pledge of our and our subsidiaries’ assets located outside of the PRC.

We provide guarantees for the mortgage loans of our customers which expose us to risks of default by our customers.

We pre-sell properties before actual completion and, in accordance with industry practice, our customers’ mortgage banks require us to guarantee our customers’ mortgage loans. Typically, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total mortgage loan amount until the completion of the registration of the mortgage with the relevant mortgage registration authorities, which generally occurs within six to 12 months after the purchasers take possession of the relevant properties. In line with what we believe to be industry practice, we rely on the credit evaluation conducted by mortgagee banks and do not conduct our own independent credit checks on our customers. The mortgagee banks typically require us to maintain, as restricted cash, 0% to 10% of the mortgage proceeds paid to us as security for our obligations under such guarantees. If a purchaser defaults on its payment obligations during the term of our guarantee, the mortgagee bank may deduct the delinquent mortgage payment from the security deposit. If the delinquent mortgage payments exceed the security deposit, the banks may require us to pay the excess amount. If multiple purchasers default on their payment obligations, we will be required to make significant payments to the banks to satisfy our guarantee obligations. Factors such as a significant decrease in housing prices, increase in interest rates or the occurrence of natural catastrophes, among others, could result in a purchaser defaulting on its mortgage payment obligations. If we are unable to resell the properties underlying defaulted mortgages on a timely basis or at prices higher than the amounts of our guarantees and related expenses, we will suffer financial losses. For the three years ended December 31, 2010, we experienced certain defaults on mortgage loans by our customers in an aggregate principal amount of approximately US$161,000.

As of December 31, 2008, 2009 and 2010, our outstanding guarantees in respect of our customers’ mortgage loans amounted to US$384.0 million, US$509.2 million, and US$666.4 million, respectively. If substantial defaults by our customers occur and we are called upon to honor our guarantees, our financial condition and results of operations will be materially adversely affected.

Our level of indebtedness could have an adverse effect on our financial condition, diminish our ability to raise additional capital to fund our operations and limit our ability to explore business opportunities.

As of December 31, 2010, the outstanding balance of our total indebtedness amounted to US$295.9 million. Our level of indebtedness could have an adverse effect on us. For example, it could:

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

The rates of interest payable on our long-term bank loans are adjustable based on the range of 95% to 135% of the PBOC benchmark rate, which were raised by the PBOC four times from October 19, 2010 until April 5, 2011, and may be raised in the future. The PBOC benchmark rate for a one year loan stands at 6.31% as of April 5, 2011. As of December 31, 2010, the principal amount of our aggregate outstanding variable rate debt was US$155.8 million. A hypothetical 1% increase in annual interest rates would increase our interest expenses by US$1.6 million based on our debt level at December 31, 2010.

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

Under PRC laws and regulations and our pre-sale contracts, we are required to compensate purchasers for late delivery of or failure to complete our pre-sold units. For the three years ended December 31, 2010, we paid an aggregate amount of US$1.3 million of compensation to our customers due to late delivery. If the delay extends beyond the contractually specified period, the purchasers may become entitled to terminate the pre-sale contracts and claim damages. Proceeds from pre-sale of our properties are an important source of financing for our property developments. Under PRC laws, we are not permitted to commence pre-sales until we have completed certain stages of the construction process for a project. Consequently, a significant delay in the construction of a project could restrict our ability to pre-sell our properties, which could extend the recovery period for our capital outlay. This, in turn, could have an adverse effect on our cash flow, business and financial position.

Changes of laws and regulations with respect to pre-sales may adversely affect our cash flow position and performance.

We depend on cash flows from pre-sale of properties as an important source of funding for our property projects. Under current PRC laws and regulations, property developers must fulfill certain conditions before they can commence pre-sale of the relevant properties and may only use pre-sale proceeds to finance the construction of the specific developments. On August 5, 2005, PBOC issued a report entitled “2004 Real Estate Financing Report,” in which it recommended that the practice of pre-selling uncompleted properties be discontinued because, according to the report, such activity creates significant market risks and generates transactional irregularities. This and other PBOC recommendations have not been adopted by the PRC government and have no enforceability. However, there can be no assurance that the PRC government will not ban the practice of pre-selling uncompleted properties or implement further restrictions on the pre-sale of properties, such as imposing additional conditions for a pre-sale permit or further restrictions on the use of pre-sale proceeds or that cities will not voluntarily suspend or restrict pre-sales. For example, the city of Nanning in the Guangxi providence (in which we do not have any operations) suspended pre-sales of commercial property for a trial period in 2010. Any measures prohibiting or further restricting pre-sales by the PRC government or province or city government affecting cities in which we operate will adversely affect our cash flow position and force us to seek alternative sources of funding for much of our property development business.

Our results of operations may fluctuate from period to period.

Our results of operations tend to fluctuate from period to period. The number of properties that we can develop or complete during any particular period is limited due to the substantial capital required for land acquisition and construction, as well as the development periods required before positive cash flows may be generated. In addition, several properties that we have developed or that are under development are large scale and developed in multiple phases over the course of one to several years. The selling prices of the residential units in larger scale property developments tend to change over time, which may impact our sales proceeds and, accordingly, our revenues for any given period.

The recognition of our real estate revenue and costs is dependent upon our estimation of total project revenues and costs.

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

Based on the current levy method applied by the Zhengzhou local tax bureau, our subsidiaries in Zhengzhou are paying corporate income tax, or CIT, on a deemed profit basis, where taxable income is deemed to be 15% of cash receipts, regardless of actual income generated in that year. The local tax authorities may challenge our basis as compared to the actual income basis. Accordingly, we may be subject to CIT on our actual taxable income. We have made provision for the full amount of applicable CIT calculated in accordance with the relevant PRC tax laws and regulations, but we pay CIT each year as required by the local tax authorities. We cannot guarantee that we will not be required to pay additional taxes in accordance with the PRC tax laws and regulations or that our accrued deferred tax liabilities will be sufficient to cover any additional CIT payments we will be required to pay in the future with respect to past financial periods.

Dividends we receive from our PRC subsidiaries located in the PRC may be subject to PRC withholding tax.

The PRC Corporate Income Tax Law, or the CIT Law, and the Implementation for the CIT Law issued by the PRC State Council became effective as of January 1, 2008. The CIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the Implementation for the CIT Law. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our PRC subsidiaries. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered a “non-resident enterprise” under the CIT Law. If we are required under the CIT Law to pay income tax for any dividends we receive from our PRC subsidiaries, it will materially and adversely affect the amount of dividends received by us from our PRC subsidiaries.

We may be deemed a PRC resident enterprise under the CIT Law and be subject to the PRC taxation on our worldwide income.

The CIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for the CIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Under the Notice on the Issues Regarding Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria, which was retroactively effective as of January 1, 2008, an overseas incorporated, domestically-controlled enterprise will be recognized as a PRC resident enterprise if it satisfies certain conditions. However, it is still unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new CIT Law to a PRC resident recipient.

Dividends payable by us to our non-PRC investors and gain on the sale of our ADSs may become subject to taxes under PRC tax laws.

Under the Implementation for the CIT Law, a PRC income tax rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ADSs, or the gain you may realize from the transfer of our ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the Implementation for the CIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ADSs, the value of your investment in our ADSs may be materially and adversely affected.

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

We rely on our key management members.

We depend on the services provided by key management members. Competition for management talent is intense in the property development sector. In particular, we are highly dependent on Mr. Yong Zhang, our founder, Chairman and Chief Executive Officer, Ms. Yuyan Yang, our co-founder, and Mr. Tom Gurnee, our Chief Financial Officer. We do not maintain key employee insurance. In the event that we lose the services of any key management member, we may be unable to identify and recruit suitable successors in a timely manner or at all, which will adversely affect our business and operations. In 2008 particularly, we experienced high turnover at the Chief Operating Officer, Chief Accounting Officer, Chief Financial Officer and subsidiary general manager positions. Moreover, we may need to employ and retain more management personnel to support an expansion into other Tier II cities on a much larger geographical scale. If we cannot attract and retain suitable human resources, especially at the management level, our business and future growth will be adversely affected.

Increases in the price of raw materials or labor costs may increase our cost of sales and reduce our earnings.

We outsource the design and construction of our projects under development to third-party service providers. Our third-party contractors are responsible for provider labor and procuring almost all of the raw materials used in our project developments. Our construction contracts typically provide for fixed or capped payments, but the payments are subject to changes in government-suggested prices for certain raw materials we use, such as steel. Any increase in labor costs or other costs which may result in adjustments in payments under our construction contracts could result in an increase in our construction costs. In the event that the price of any raw materials, including cement, concrete blocks and bricks, increase in the future, such increase could be passed on to us by our contractors, and our construction costs would increase accordingly. Passing such increased costs to our customers may result in reduced sales and delay our ability to complete sales for our projects. Any input cost increase could reduce our earnings to the extent we are unable to pass these increased costs to our customers.

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

Any future acquisition could expose us to unforeseen expenses or place additional strain on management and other resources.

We completed our acquisition of Jiantou Xinyuan in late 2010. We may consider other acquisitions in the future. Any potential acquisition will be accompanied by a number of risks. An acquired business may underperform relative to expectations or may expose us to unexpected liabilities. In addition, the integration of any acquisition could require substantial management attention and resources. If we were unable to successfully manage the integration and ongoing operations, or hire or retain additional personal necessary to running the expanded business, our results of operations and branch could be negatively affected.

We are a holding company that depends on dividend payments from our subsidiaries for funding.

We are a holding company established in the Cayman Islands and operate all of our business and operations through our subsidiaries in China. Therefore, our ability to pay dividends to our shareholders and to service our indebtedness depends upon dividends that we receive from our subsidiaries in China. If our subsidiaries incur indebtedness or losses, such indebtedness or losses may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness will be restricted. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reaches 50.0% of its respective registered capital. As of December 31, 2010, our statutory reserves under PRC GAAP amounted to US$27.6 million, and our accumulated deficit amounted to US$69.2 million. Our statutory reserves are not distributable as cash dividends. The terms of our secured note contain restrictions on our subsidiaries’ ability to pay dividends. In addition, restrictive covenants in bank credit facilities, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to make contributions to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

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

According to the relevant PRC laws and regulations, if we fail to develop a property project according to the terms of the land use rights grant contract, including those relating to the payment of land premiums, specified use of the land and the time for commencement and completion of the property development, the PRC government may issue a warning, may impose a penalty or may order us to forfeit the land. Specifically, under current PRC laws and regulations, if we fail to pay land premiums in accordance with the payment schedule set forth in the relevant land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us, impose late payment penalties or even require us to forfeit the related land to the PRC government. The late payment penalties are usually calculated based on the overdue days for the land premium payments. Furthermore, if we fail to commence development within one year after the commencement date stipulated in the land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us and impose an idle land fee on the land of up to 20% of the land premium. If we fail to commence development within two years, the land will be subject to forfeiture to the PRC government, unless the delay in development is caused by government actions or force majeure. Even if the commencement of the land development is compliant with the land use rights grant contract, if the developed GFA on the land is less than one-third of the total GFA of the project or the total capital invested is less than one-fourth of the total investment of the project and the suspension of the development of the land continues for more than one year without government approval, the land will also be treated as idle land and be subject to penalty or forfeiture. We and Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. or Jiantou Xinyuan, during the time we owned only 45% of the company, have made late payments of land premiums. Although we and Jiantou Xinyuan imposed penalties for these late payments, neither we nor Jiantou Xinyuan have been required to forfeit land. In 2009, Jiantou Xinyuan recorded US$7.5 million in penalty charges and we absorbed our 45% share of the charge.

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

We have obtained completion acceptance certificates for all of our completed properties as of December 31, 2010. However, we cannot be certain that local government authorities will not determine that the total constructed GFA upon completion of our existing projects under development or any future property developments exceed the relevant authorized GFA. Any such non-compliance could lead to additional payments or penalty, which would adversely affect our financial condition. We have not incurred any such payments or penalties since the founding of the company.

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

There can be no assurance that some of our project companies that are in the process of applying for proper qualification certificates will be able to obtain such certificates on a timely basis to commence their planned real estate projects development on schedule. There can be no further assurance that we and our project companies will continue to be able to extend or renew the qualification certificates or be able to successfully upgrade the current qualification class to a higher qualification. If we or our project companies are unable to obtain or renew qualification certificates, the PRC government will refuse to issue pre-sale and other permits necessary for the conduct of the property development business, and our results of operations, financial condition and cash flows will be adversely affected. In addition, if any of our project companies engages in the development and sale of real estate outside the scope of its qualification certificate, it may be ordered to rectify such conduct within a prescribed period, be fined up to RMB100,000, or even have its qualification certificate and business license suspended.

Our failure to assist our customers in applying for property ownership certificates in a timely manner may lead to compensatory liabilities to our customers.

We are required to meet various requirements within 90 days after delivery of property, or such other period contracted with our customers, in order for our customers to apply for their property ownership certificates, including passing various governmental clearances, formalities and procedures. Under our typical sales contract, we are liable for any delay in the submission of the required documents as a result of our failure to meet such requirements, and are required to compensate our customers for delays. In the case of serious delays on one or more property projects, we may be required to pay significant compensation to our customers and our reputation may be adversely affected.

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

Certain of our projects in Zhengzhou, Henan Province did not conduct the EIA, did not prepare and submit an EIA report for approval prior to commencement of construction, or did not seek environmental inspection to obtain permission to use approvals. In the past, we were able to obtain the required completion acceptance certificates and title certificates from the competent administrative department of construction in Zhengzhou even for projects that failed to comply with EIA requirements prior to the commencement of construction and failed to obtain permission to commence use from the environmental protection authority. However, we note that the PRC government has put greater emphasis on environmental protection during recent years and that the local environmental authorities have in fact strengthened the implementation and enforcement of EIA-related regulations since early 2009. Therefore, we cannot assure you that projects that did not conduct an EIA will not be assessed any sanctions as described above in the future or that we will not experience any delay or difficulty in obtaining completion acceptance certificates and/or title certificates. Such sanctions or delay or difficulty may materially adversely affect our business operations and financial condition.

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

Along with the economic growth in China, investments in the property sector have increased significantly in the past few years. Since the second half of 2009, the PRC real estate market has experienced strong recovery from the financial crisis and housing prices have risen rapidly in certain cities. In response to concerns over the scale of the increase in property investments, the PRC government has implemented measures and introduced policies to curtail property development and promote the healthy development of the real estate industry in China.

On January 7, 2010, the general office of the PRC State Council issued a circular to all ministries and provincial-level local governments to control the rapid increase in housing prices and cool down the real estate market in China. The circular reiterated that the purchasers of a second residential property for their households must make down payments of not less than 40% of the purchase price and the real estate developers must commence the sale within the mandated period as set forth in the pre-sale approvals and at the publicly announced prices. Further, in order to implement the requirements set out in the State Council’s circular, the Ministry of Land and Resources, or the MLR, issued a notice on March 8, 2010 in relation to increasing the supply of, and strengthening the supervision over, land for real estate development purposes. MLR’s notice stipulated that the floor price of a parcel of land must not be lower than 70% of the benchmark land price set for the area in which the parcel is located, and that real estate developers participating in land auctions must pay a deposit equivalent to 20% of the land parcel’s floor price.

On April 17, 2010, the general office of the PRC State Council issued a further circular to all ministries and provincial-level local governments. Among other matters, the circular provided that purchasers of a first residential property for their households with a gross floor area of greater than 90 square meters must make down payments of 30% of the purchase price; purchasers of a second residential property for their households must make down payments of at least 50% of the purchase price and the interest rate of any mortgage for such property must equal at least the benchmark interest rate plus 10%; and for purchasers of a third residential property, both the minimum down payment amount and applied interest rate must be increased significantly. Moreover, the circular provided that banks could decline to provide mortgage financing to either a purchaser of a third residential property or a non-local resident purchaser.

On May 26, 2010, the Ministry of Housing and Urban-Rural Development, or the MOHURD, the PBOC and the CBRC jointly issued a notice clarifying the criteria for determining what is a “second residential household property”. Among other matters, the requirements on down payments and interest rates for mortgages on a second residential property will also apply to non-local resident purchasers (i.e., purchasers who cannot provide proof that they have been making individual income tax payments or social security payments in the relevant local area for more than one year) applying for housing-related mortgage financing, regardless of whether there is any residential property under the name of a member of their households at the time of application.

The General Office of the State Council promulgated the Notice of the State Council on Resolutely Curbing the Soaring Housing Prices in Some Cities on January 26, 2011, which provides, among other things, that for a household purchasing a second residential household property by mortgage financing, the down payment may not be less than 60% of the purchase price and the interest rate for the mortgage on such property may not be less than 1.1 times the benchmark interest rate; in municipalities, the capital city of each province, and other cities where housing prices are too high, a local resident household having one residential household property or a non-local resident household which is able to provide the requisite certificates showing payment of individual income tax or social insurance contribution for a certain number of years, may only purchase one additional residential property; for a local resident household already having two or more residential properties or a non-local resident household that already has one or more residential properties or is unable to provide the requisite certificates, the purchase of any residential properties in the local area is not permitted. Localities that have already promulgated their own policies on limiting the purchase of residential properties must bring those policies in line with the abovementioned principle as soon as possible. Municipalities, capital cities of each province, and other cities where housing prices are too high must promulgate policies to limit the purchase of residential properties.

In addition to the notice above, local government authorities of several municipalities and cities such as Beijing, Zhengzhou, Jinan, Chengdu and Hefei have successively promulgated more detailed regulations to restrict residents who have not resided in the local area for a certain period of time (ranging from 1 year to 5 years, evidenced by their individual income tax payment track records) from purchasing residential property in that area.

It is possible that the government agencies may adopt further measures to implement the policies outlined above. The full effect of these policies on the real estate industry and our business will depend in large part on the implementation and interpretation of the circulars by governmental agencies, local governments and banks involved in the real estate industry.

The PRC government’s policies and regulatory measures on the PRC real estate sector could limit our access to required financing and other capital resources, adversely affect the property purchasers’ ability to obtain mortgage financing or significantly increase the cost of mortgage financing, reduce market demand for our properties and increase our operating costs. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations, which could substantially reduce pre-sales of our properties and cash flow from operations and substantially increase our financing needs, which would in turn materially and adversely affect our business, financial condition, results of operations and prospects.

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

In July 2006, the MOHURD, the National Development and Reform Commission, or the NDRC, the PBOC, the State Administration for Industry and Commerce, or the SAIC, and the State Administration of Foreign Exchange, or the SAFE, issued Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market, which impose significant requirements on foreign investment in the PRC real estate sector. For instance, these opinions set forth requirements of registered capital of a foreign invested real estate enterprise as well as thresholds for a foreign invested real estate to borrow domestic or overseas loans. In addition, since June 2007, a foreign invested real estate enterprise approved by local authorities is required to file such approvals with the Ministry of Commerce, or the MOFCOM. As of July 1, 2008, the MOFCOM delegated its provincial branches to review the filing records in relation to foreign invested real estate enterprise’s establishment, capital increase, equity transfer, merger and acquisition, etc. Although this may accelerate the filing process, it does not eliminate the uncertainties surrounding filing as the material requirements for the filing process remain unchanged. We cannot assure you that any foreign invested real estate enterprise that we establish, or whose registered capital we increase after June 2007, will be able to complete the filing with the MOFCOM or its provincial branches.

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

The residential property industry in the PRC is still in a relatively early stage of development. Although demand for residential property in the PRC has been growing rapidly in recent years, such growth is often coupled with volatility in market conditions and fluctuation in property prices. It is extremely difficult to predict how much and when demand will develop, as many social, political, economic, legal and other factors, most of which are beyond our control, may affect the development of the market. The level of uncertainty is increased by the limited availability of accurate financial and market information as well as the overall low level of transparency in the PRC, especially in Tier II cities, which have lagged in progress in these aspects when compared to Tier I cities.

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

Our sales, revenues and operations will be affected if our customers are not able to secure mortgage financing on attractive terms, if at all.

Substantially all purchasers of our residential properties rely on mortgages to fund their purchases. If the availability or attractiveness of mortgage financing is reduced or limited, many of our prospective customers may not desire or be able to purchase our properties and, as a result, our business, liquidity and results of operations could be adversely affected. Among other factors, the availability and cost of mortgage financing may be affected by changes in PRC regulations or policies or changes in interest rates.

The recent circulars issued by the PRC State Council and related measures taken by ministries and local governments have restricted and may continue to restrict the ability of purchasers to qualify for or obtain mortgage financing. In response to the circular issued in April 2010 which provided that banks can decline to provide the financing to either a purchaser of a third residential property or a non-resident purchaser, certain banks in Kunshan in Jiangsu Province (which typically has a high percentage of non-resident purchasers) have ceased providing mortgage loans until they have had an opportunity to interpret the circular further. This lending moratorium may not only affect our current and future sales of properties in Kunshan, but may also lead to cancellations of our existing sales and the returning of down payments by us to those persons who have previously entered into a contract with us to purchase a unit but were unable to obtain a mortgage within the 30-day period after the contract date. We cannot predict how long this voluntary lending moratorium will continue or what other action, if any, the banks in Kunshan or any other city in which we operate, may take.

In addition, under existing regulations, mortgagee banks may not lend to any individual borrower if the monthly repayment of the anticipated mortgage loan would exceed 50% of the individual borrower’s monthly income or if the total debt service of the individual borrower would exceed 55% of such individual’s monthly income.

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

The value of RMB depends, to a large extent, on China’s domestic and international economic, financial and political developments and government policies, as well as the currency’s supply and demand in the local and international markets. Since 2005, the PRC central bank has allowed the official RMB exchange rate to float within a band against a basket of foreign currencies. There can be no assurance that such exchange rate will not fluctuate widely against the U.S. dollar or any other foreign currency in the future. Fluctuation of the value of RMB will affect the amount of our non-RMB debt service in RMB terms since we have to convert RMB into non-RMB currencies to service our foreign debt. Since our income and profits are denominated in RMB, any appreciation of RMB will also increase the value of, and any dividends payable on, our ADSs in foreign currency terms. Conversely, any depreciation of RMB will decrease the value of, and any dividends payable on, our ADSs in foreign currency terms.

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

Our IPO in December 2007 resulted in a dilution to purchasers at the offering of US$9.35 per ADS. You may experience further dilution with respect to your ADSs upon our issuance of common shares in connection with the exercise of outstanding options, warrants and further options we may grant from time to time, as well as in connection with any future equity capital raise.

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

Sales of our ADSs or common shares in the public market, or the perception that such sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2010, we had 153,807,616 common shares outstanding, including 97,007,614 common shares represented by 48,503,807 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining common shares outstanding are available for sale, subject to any volume and other restrictions as applicable under Rule 144 under the Securities Act. To the extent that common shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our common shares have the right to cause us to register the resale of a certain number of shares under the Securities Act. We have registered those shares for resale on a Form F-3 registration statement. We have registered under the Securities Act the sale of all common shares that are issuable upon exercise of stock options or other awards under our equity incentive plans. As a result, shares are freely tradable without restriction under the Securities Act, subject to any applicable lock-up agreements. Sales of those registered shares in the public market could cause the price of our ADSs to decline.

The interests of our major shareholders may not be aligned with the interests of our other shareholders.

As of December 31, 2010, Mr. Yong Zhang, Chairman of our board of directors and Chief Executive Officer, together with his spouse, Ms. Yuyan Yang, also a board member and Vice President, beneficially owned 37.3% of our outstanding share capital. Accordingly, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership by our major shareholders may result in actions being taken even if opposed by our other shareholders. In addition, it may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under U.S. securities laws. The U.S. Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified or adverse if it believes that the design or implementation of our internal controls is not effective, or if it interprets the relevant requirements differently from us.

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

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our wholly-owned subsidiaries in China. All of our assets are located in China. In addition, most of our directors and senior executive officers reside within China and some or all of the assets of those persons are located outside of the United States. As a result, it may not be possible to affect service of process within the United States or elsewhere outside China upon our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you are successful in bringing an action of this kind, the respective laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Our amended and restated articles of association contain provisions limiting the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and their qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our common shares and ADSs may be materially and adversely affected. As a result, the price of our ADSs may fall.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

Based on the composition of our assets and income and the current expectations, we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2010 and we do not expect to become a PFIC with respect to our current taxable year or the foreseeable future. However, the determination of our PFIC status is dependent upon the composition of our income and assets and, in addition, we must make a separate determination at the close of each taxable year as to whether we are a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2011 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets will be determined based on the market price of our ADSs and common shares, which are likely to fluctuate. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a Cayman Islands holding company and conduct substantially all of our business through our operating subsidiaries in China. We were founded by Yong Zhang, our Chairman and Chief Executive Officer, and commenced operations in 1997 in Zhengzhou, the provincial capital of Henan Province. Since 2006, we have expanded into other Tier II cities in China which we strategically selected based on a set of criteria. Our selection criteria includes population and urbanization growth rate, general economic condition and growth rate, disposable income and purchasing power of resident consumers, anticipated demand for private residential properties, availability of future land supply and land prices and governmental urban planning and development policies. We have established operations in seven Tier II cities in China, comprised of Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Suzhou, Kunshan and Xuzhou in Jiangsu Province and Zhengzhou in Henan Province.

Our company was incorporated in the Cayman Islands on March 26, 2007. Our company operates under Cayman Islands Companies Laws (2009 Revision). Our registered address is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our principal executive offices are located at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China. Our telephone number at this address is (86) 10 8588-9200 and our fax number is (86) 10 8588-9300.

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

We have expanded our business and operations significantly during the past three years. The number of projects we had under construction increased from five projects with a total GFA of 584,011 square meters as of December 31, 2006, to eight projects with a total GFA 1,804,946 square meters as of December 31, 2010. We have four additional projects with a total GFA of 913,045 square meters under planning as of December 31, 2010. As of December 31, 2010, we have completed twenty-one projects with a total GFA of approximately 2,049,460 square meters and comprising a total of 23,324 units, more than 99.4% of which have been sold. For each of the three years ended December 31, 2008, 2009 and 2010, our revenues were US$356.6 million, US$449.0 million, and US$450.0 million, respectively, representing a compound annual growth rate, or CAGR, of 12.3%. Our net income/(loss) for each of those three years was US$(23.6) million, US$42.4 million and US$51.1 million, respectively.

We intend to continue our expansion in selected Tier II cities as suitable opportunities arise. The following map illustrates the geographic locations of our current operations and selected potential target Tier II cities for expansion in the future:

City Information (1):
Population (millions, as of Dec 31, 2009)	12.9	7.5	6.7	5.1	6.3	1.7	8.7	48.9
Real GDP Growth (2009)	8.7%	12.0%	12.2%	17.3%	11.0%	16.0%	13.9%	—
Per Capital Disposable Income for urban households (2009, RMB in billions)	18.7	17.1	29.4	17.2	26.3	—	18.8	—
Residential Real Estate Investment (2009, RMB in billions)	94.5	39.4	25.6	67.0	72.4	—	15.9	314.8

Sources of city information	— Current Presence ¡ Potential target Tier II cities

(1) 2009 National Economic and Social Development Statistical Bulletin of various cities	• The map is for illustrative purposes only •• Data of City Information for Suzhou includes the data for Kunshan

Our Markets

We currently operate in seven markets—Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Suzhou, Kunshan and Xuzhou in Jiangsu Province, and Zhengzhou in Henan Province.

The following table sets forth the numbers of our projects and the total GFA in each location indicated as of December 31, 2010.

	Chengdu	Zhengzhou	Jinan	Hefei	Suzhou	Kunshan	Xuzhou	Total
Properties under construction	2	3	—	—	1	1	1	8
Properties under planning	—	3	1	—	—	—	—	4
Completed projects	—	15	3	1	2	—	—	21
Total number of projects	2	21	4	1	3	1	1	33
Total GFA (m2 )	450,422	2,134,795	952,431	145,455	485,210	497,041	102,097	4,767,451

This chart includes the current under construction and planning projects of Jiantou Xinyuan, a property development company founded in 2005, of which we held a 45% interest through November 2010. We completed the acquisition of the remaining 55% equity interest in Jiantou Xinyuan in November 2010 and, accordingly, we now own 100% of the equity interest in the company. Accordingly, we have included Jiantou Xinyuan’s projects as we do with any other wholly-owned subsidiary. For a discussion of the completed acquisition, see “Item 4. Information on the Company—B. Business Overview—Jiantou Xinyuan.”

For a discussion of revenues from each geographical segment in each of 2008, 2009 and 2010, see “Item 5. Operating and Financial Review and Prospects – A. Operating Results - Discussion of Segment Operations.”

We intend to seek attractive opportunities to expand into additional Tier II cities, which we will select based on certain macroeconomic criteria, including economic growth, per capita disposable income, population and urbanization rate as well as availability of suitable land supply and local residential property market conditions.

Our Property Projects

Overview

We offer the following three main types of real estate property products:

•	multi-layer apartment buildings, which are typically six stories or less and normally require nine to 12 months to construct after we obtain the related construction permit;

•	sub-high-rise apartment buildings, which are typically seven to 11 stories and normally require 12 to 18 months to construct after we obtain the related construction permit; and

•	high-rise apartment buildings, which are typically 12 to 33 stories and normally require 18 to 24 months to construct after we obtain the related construction permit.

Our projects are in one of the following three stages:

•	completed projects, comprising projects the construction of which have been completed;

•	properties under construction, comprising properties for which the construction permits have been obtained; and

•	properties under planning, comprising properties for which we have entered into land grant contracts and are in the process of obtaining the required permits to begin construction.

Properties under Construction and Properties under Planning

The following table sets forth each of our properties currently under construction or planning as of December 31, 2010:

Project Name	Location	Type of Products(1)	Construction Commencement Date	Pre-sale Commencement Date(2)	Total Site Area (m2)	Total GFA (m2)	Total Number of Units(4)	Number of Units Sold	GFA Sold
Properties under construction
Suzhou International City Garden(3)	Suzhou	H	02/2008	05/2008	119,089	205,591	2,436	1,206	100,219
Kunshan International City Garden	Kunshan	M/H	07/2008	09/2008	200,008	497,041	5,103	3,753	347,577
Xuzhou Colorful Garden	Xuzhou	M/H	05/2010	08/2010	46,777	102,097	858	469	53,636
Zhengzhou Modern City(4)	Zhengzhou	M/H	01/2010	05/2010	60,556	256,905	2,562	1,387	134,079
Zhengzhou Yipin Xiangshan Phase I	Zhengzhou	M/S	04/2008	07/2008	57,289	94,252	979	952	91,038
Zhengzhou Yipin Xiangshan Phase II	Zhengzhou	M/S	12/2010	03/2011	81,345	198,638	1,948	—	—
Chengdu Xinyuan Splendid I	Chengdu	H	11/2007	09/2008	34,007	230,942	4,069	2,935	184,338
Chengdu Xinyuan Splendid II	Chengdu	H	02/2010	04/2010	30,497	219,480	2,782	1,160	87,835
Subtotal					629,568	1,804,946	20,737	11,862	998,722
Properties under planning
Zhengzhou Century East A	Zhengzhou	M/H	—	—	22,418	77,825	TBD	TBD	TBD
Zhengzhou Century East B	Zhengzhou	M/H	—	—	51,372	174,050	TBD	TBD	TBD
Zhengzhou Royal Palace	Zhengzhou	M/H	—	—	45,716	134,180	TBD	TBD	TBD
Jinan Xinyuan Splendid	Jinan	M/H	—	—	200,180	526,990	TBD	TBD	TBD

Subtotal					319,686	913,045

Total					949,254	2,717,991	20,737	11,862	998,722

(1)	“M” refers to multi-layer buildings, “H” refers to high-rise buildings and “S” refers to sub-high-rise buildings.
(2)	Pre-sale commencement dates refer to dates on which we began or expect to begin pre-sale activities after receiving the relevant pre-sale permits.
(3)	Suzhou International City Garden was previously being developed under the name Suzhou Xinyuan Splendid.
(4)	Zhengzhou Modern City was previously being developed under the name Zhengzhou Longhai Road Project.
(5)	“TBD” refers to “to be determined.”

Properties under Construction

Suzhou, Jiangsu Province

Suzhou International City Garden. Suzhou International City Garden is located on Mayun Road of Hitech District in Suzhou. It covers a site area of 119,089 square meters, and is expected to have a total GFA of 205,591 square meters, 204,591 square meters of which are for high-rise buildings and 1,000 square meters are for retail stores. We acquired the site in September 2007, commenced construction of this project in February 2008, and expect to deliver it in 2011. This project, when completed, will consist of 2,436 units. We started pre-sales in May 2008 and, as of December 31, 2010, we had sold 1,206 units with a total GFA of 100,219 square meters.

Kunshan, Jiangsu Province

Kunshan International City Garden. Kunshan International City Garden is located on Lucheng Road in Kunshan of Jiangsu Province. This project covers a site area of 200,008 square meters and has a total GFA of 497,041 square meters, of which 5,965 square meters are for multi-layer buildings, 481,191 square meters are for high-rise buildings and 9,885 square meters are for retail stores. We acquired the site in December 2007, commenced construction of this project in July 2008, and expect to deliver it in 2012. This project, when completed, will consist of 5,103 units. We started pre-sales in September 2008, and, as of December 31, 2010, we had sold 3,753 units with a total GFA of 347,577 square meters.

Xuzhou, Jiangsu Province

Xuzhou Xinyuan Colorful Garden. Xuzhou Xinyuan Colorful Garden is located on North of Quanshan District in Xuzhou. This project covers a site area of 46,777 square meters and has a total GFA of 102,097 square meters, of which 47,984 square meters are for multi-layer buildings, 53,023 square meters are for high-rise buildings and 1,090 square meters are for retail stores. We acquired the site in October 2009, commenced construction of this project in May 2010, and expect to deliver it in 2012. This project, when completed, will consist of 858 units. We started pre-sales in August 2010, and as of December 31, 2010, we had sold 469 units with a total GFA of 53,636 square meters.

Zhengzhou, Henan Province

Zhengzhou Modern City. Zhengzhou Modern City is located on Longhai Road of Erqi District in Zhengzhou. This project covers a site area of 60,556 square meters and has a total GFA of 256,905 square meters, of which 212,672 square meters are for multi-layer buildings and 44,233 square meters are for retail stores. We acquired the site in September 2004, commenced construction in January 2010, and expect to complete delivery in 2012. Acquired directly from a private owner versus out usual arm’s length auction process, it took us over 5 years to commence construction on this project as commercial and title issues with the previous private owner were followed by relocation of previous residents, structure demolition and site preparation, and negotiation with the local government on recovery of relocation costs. This project, when completed, will consist of 2,562 units. We started pre-sales in May 2010, and, as of December 31, 2010, we had sold 1,387 units with a total GFA of 134,079 square meters.

Zhengzhou Yipin Xiangshan Phase I. Zhengzhou Yipin Xiangshan Phase I is located on Yingcai street of Huiji District in Zhengzhou. This project covers a site area of 57,289 square meters, and has a total GFA of 94,252 square meters, of which 26,716 square meters are for multi-layer buildings, 62,492 square meters are for sub-high-rise buildings and 5,044 square meters are for retail stores. Jiantou Xinyuan acquired the site in December 2007, commenced construction of this project in April 2008, and started delivery in December 2009. This project, when completed, will consist of 979 units. Jiantou Xinyuan started pre-sales activities in July 2008, and, as of December 31, 2010, 952 units had been sold with a total GFA of 91,038 square meters.

Zhengzhou Yipin Xiangshan Phase II. Zhengzhou Yipin Xiangshan Phase II is located on Yingcai street of Huiji District in Zhengzhou. This project covers a site area of 81,345 square meters, and has a total GFA of 198,638 square meters, of which 57,677 square meters are for multi-layer buildings, 135,221 square meters are for sub-high-rise buildings and 5,740 square meters are for retail stores. Jiantou Xinyuan acquired the site in April 2008 and commenced construction in December 2010, and started pre-sales in March 2011 and expects to deliver it in 2012. This project, when completed, will consist of 1,948 units.

Chengdu, Sichuan Province

Chengdu Xinyuan Splendid Phase I. Chengdu Xinyuan Splendid Phase I is located on Donghong Road of Jinjiang District in Chengdu. This project covers a site area of 34,007 square meters, and has a total GFA of 230,942 square meters, consisting of 9 high-rise buildings. We acquired the site in June 2007, commenced construction of this project in November 2007, and expect to deliver it in 2011. This project, when completed, will consist of 4,069 units. We started pre-sales activities in September 2008, and, as of December 31, 2010, we had sold 2,935 units with a total GFA of 184,338 square meters.

Chengdu Xinyuan Splendid Phase II. Chengdu Xinyuan Splendid Phase II is located on Donghong Road of Jinjiang District in Chengdu. This project covers a site area of 30,497 square meters, and has a total GFA of 219,480 square meters, consisting of 8 high-rise buildings. We acquired the site in June 2007, commenced construction of this project in February 2010, and expect to deliver it in 2011. This project, when completed, will consist of 2,782 units. We started pre-sales activities in April 2010, and, as of December 31, 2010, we had sold 1,160 units with a total GFA of 87,835 square meters.

Properties under Planning

Zhengzhou, Henan Province

Zhengzhou Century East A. Zhengzhou Century East A is located on south to Yongping Road and west to Kangping Road in New-East-Zheng District in Zhengzhou, and is currently under planning. It will cover a site area of 22,418 square meters and is expected to have a total GFA of 77,825 square meters. We acquired the site in September 2009 and expect to commence construction in 2011.

Zhengzhou Century East B. Zhengzhou Century East B is located on west to Dongfeng road and north to Anping road in New-East-Zheng District in Zhengzhou, and is currently under planning. It will cover a site area of 51,372 square meters and is expected to have a total GFA of 174,050 square meters. We acquired the site in October 2009 and expect to commence construction in 2011.

Zhengzhou Royal Palace. Zhengzhou Century Royal Place is located on South to Nongke Road and East to Wenbo Road in Zhengzhou, and is currently under planning. It will cover a site area of 45,716 square meters and is expected to have a total GFA of 134,180 square meters. We acquired the site in December 2009 and expect to commence construction in 2011.

Jinan, Shandong Province

Jinan Xinyuan Splendid. Jinan Xinyuan Splendid is located on west to Lishan road, south to Xiaoqinghe road in Jinan, and is currently under planning. It will cover a site area of 200,180 square meters and is expected to have a total GFA of 526,990 square meters. We acquired the site in October 2009 and commenced construction in 2011.

Completed Projects

The following table sets forth each of our completed projects as of December 31, 2010.

Project Name	Location	Type of Products	Completion Date	Total Site Area (m2 )	Total GFA (m2 )	Total Number of Units	Number of Units Sold	GFA Sold
Zhengzhou Longhai Star Garden	Zhengzhou	M/H/S	12/2000	11,719	39,975	239	239	39,975
Zhengzhou Xinyuan Splendid:
Zhengzhou Xinyuan Splendid 1A	Zhengzhou	M/S	07/2002	35,444	62,623	484	484	62,623
Zhengzhou Xinyuan Splendid 1B	Zhengzhou	M	04/2004	21,800	43,673	333	333	43,673
Zhengzhou Xinyuan Splendid 2A	Zhengzhou	M	04/2003	23,460	39,996	271	271	39,996
Zhengzhou Xinyuan Splendid 2B	Zhengzhou	M	06/2004	19,295	27,041	86	86	27,041
Zhengzhou Xinyuan Splendid 2C	Zhengzhou	S	04/2004	9,968	21,748	132	132	21,748
Zhengzhou Xinyuan Splendid 3A3B3C	Zhengzhou	M/S	08/2005	51,014	114,774	792	792	114,774
Zhengzhou Xinyuan Splendid Haojinge	Zhengzhou	H	11/2004	8,298	31,089	166	166	31,089
Zhengzhou Xinyuan Splendid City Homestead	Zhengzhou	M	08/2005	23,606	45,378	369	369	45,378
Zhengzhou Xinyuan Splendid subtotal				192,885	386,322	2,633	2,633	386,322
Zhengzhou City Manor	Zhengzhou	M	03/2006	63,089	118,716	1,633	1,633	118,716
Zhengzhou City Family	Zhengzhou	M	12/2006	21,380	39,226	720	720	39,226
Zhengzhou Central Garden—East	Zhengzhou	M/H/S	09/2007	60,849	165,206	1,624	1,624	165,206
Zhengzhou Central Garden—West	Zhengzhou	M/H/S	09/2007	79,464	190,384	1,796	1,796	190,384
Jinan City Family	Jinan	M	11/2007	47,411	61,065	785	785	61,065
Suzhou Lake Splendid	Suzhou	M/H/S	01/2009	130,945	198,113	2,326	2,313	196,692
Hefei Wangjiang Garden	Hefei	M/H	04/2009	51,939	145,455	1,649	1,649	145,455
Suzhou Colorful Garden	Suzhou	M/H	04/2009	41,365	81,506	970	964	80,693
Jinan Elegant Scenery	Jinan	H/S	06/2009	61,502	100,386	1,127	1,127	100,386
Zhengzhou Commercial Plaza	Zhengzhou	H	06/2009	8,410	67,225	917	916	66,782
Jinan International City Garden (1)	Jinan	H/S	01/2010	93,928	263,990	4,672	4,604	262,305
Zhengzhou Xinyuan Colorful Garden (1)	Zhengzhou	M/H	01/2010	74,462	191,891	2,233	2,179	183,149
Total				939,348	2,049,460	23,324	23,182	2,036,356

(1)	For purposes of our consolidated financial statements included elsewhere in this annual report, completed projects should satisfy three criteria: (i) construction is completed; (ii) the costs of construction are almost ascertainable and (iii) remaining costs are insignificant. Therefore, Zhengzhou Xinyuan Colorful Garden and Jinan International City Garden are listed as under development in our consolidated financial statement.

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

Jinan City Family. Jinan City Family is located on Zhangzhuang Road of Huaiyin District in Jinan. Jinan City Family covers a site area of 47,411 square meters and has a total GFA of 61,065 square meters, of which 60,256 square meters are for multi-layer buildings and 809 square meters are for retail stores. We acquired the site in August 2006, commenced construction of this project in October 2006 and delivered it in November 2007. As of December 31, 2010, all of the 785 saleable units have been sold.

Suzhou Lake Splendid. Suzhou Lake Splendid is located on Tongda Road of Wuzhong District in Suzhou. Suzhou Lake Splendid covers a site area of 130,945 square meters and has a total GFA of 198,113 square meters, of which 98,704 square meters are for multi-layer buildings, 58,449 square meters are for sub-high-rise buildings, 35,800 square meters are for high-rise buildings and 5,160 square meters are for retail stores. We acquired the site in January 2007, commenced construction of this project in March 2007, and delivered it in January 2009. As of December 31, 2010, we had sold 2,313 units out of 2,326 saleable units.

Hefei Wangjiang Garden. Hefei Wangjiang Garden is located at Wangjiang Road of Baohe District in Hefei. Hefei Wangjiang Garden covers a site area of 51,939 square meters and has a total GFA of 145,455 square meters, of which 9,436 square meters are for multi-layer buildings, 135,157 square meters are for high-rise buildings and 862 square meters are for retail stores. We acquired the site in February 2007, commenced construction of this project in May 2007 and delivered it in April 2009. As of December 31, 2010, all of the 1,649 saleable units were sold.

Suzhou Colorful Garden. Suzhou Colorful Garden is located on Xihuan Road of Jinchang District in Suzhou. This project covers a site area of 41,365 square meters and has a total GFA of 81,506 square meters, which consists of 33,231 square meters of multi-layer buildings, 45,801 square meters of high-rise buildings and 2,474 square meters of retail stores. We acquired the site in January 2007, commenced construction of this project in June 2007 and delivered it in April 2009. As of December 31, 2010, we had sold 964 units out of 970 saleable units.

Jinan Elegant Scenery. Jinan Elegant Scenery is located on Autoplant Road East of Tianqiao District in Jinan. Jinan Elegant Scenery covers a site area of 61,502 square meters and has a total GFA of 100,386 square meters, of which 78,862 square meters are for sub-high-rise buildings, 15,763 square meters are for high-rise buildings, 5,120 square meters are for retail stores and 641 square meters are for basements. We acquired the site in December 2006, commenced construction of this project in December 2006 and delivered it in June 2009. As of December 31, 2010, all of the 1,127 saleable units were sold.

Zhengzhou Commercial Plaza. Zhengzhou Commercial Plaza is located on Jingsan Road of Jinshui District in Zhengzhou. Zhengzhou Commercial Plaza covers a site area of 8,410 square meters and has a total GFA of 67,225 square meters. This project consists of two high-rise buildings. One building with a total GFA of 27,367 square meters is purely for residential use. The other with a total GFA of 39,858 square meters is for both residential and commercial use. We acquired this site in 2004, commenced construction of this project in November 2006 and delivered it in June 2009. As of December 31, 2010, we had sold 916 units out of 917 saleable units.

Jinan International City Garden. Jinan International City Garden is located on South Industrial Road of Hitech Industry Park in Jinan. Jinan International City Garden covers a site area of 93,928 square meters and has a total GFA of 263,990 square meters, of which 203,544 square meters are for high-rise buildings, 40,749 square meters are for sub-high-rise buildings,9,736 square meters are for retail stores, and 9,961square meters are for basements. We acquired the site in August 2007, commenced construction of this project in September 2007, and delivered it in January 2010. As of December 31, 2010, we had sold 4,604 units out of 4,672 saleable units.

Zhengzhou Xinyuan Colorful Garden. Zhengzhou Xinyuan Colorful Garden is located on Hezuo Road of Erqi District in Zhengzhou. It covers a site area of 74,462 square meters and has a total GFA of 191,891 square meters, of which 48,780 square meters are for multi-layer buildings, 139,564 square meters are for high-rise buildings and 3,547 square meters are for retail stores. We acquired this site in February 2008, commenced construction of this project in March 2008 and delivered it in January 2010. As of December 31, 2010, we had sold 2,179 units out of 2,233 saleable units.

As of November 1, 2010, the acquisition date, Jiantou Xinyuan has completed four projects. The following table sets forth detailed information for each project:

Project Name	Location	Type of Products	Completion Date	Total Site Area (m2 )	Total GFA (m2 )	Total Number of Units	Number of Units Sold	GFA Sold
Zhengzhou International City Garden Phase I	Zhengzhou	M	01/2007	64,370	107,439	1,560	1,560	107,439
Zhengzhou International Plaza (1)	Zhengzhou	H	01/2009	10,095	41,115	505	505	41,115
Zhengzhou Xinyuan Splendid 2C	Zhengzhou	M/S	05/2009	21,516	42,703	788	788	42,703
Zhengzhou Xinyuan Splendid 3A3B3C	Zhengzhou	H	08/2009	96,240	280,619	3,693	3,693	280,619

Total				192,221	471,876	6,546	6,546	471,876

(1)	Jiantou Xinyuan owns a 52% interest in the project company developing Zhengzhou International Plaza. The remaining 48% interest in that project company is owned by an independent third party.

Cancelled Projects

Zhengzhou Xinyuan Huating. Zhengzhou Xinyuan Huating is located on Funiu Road of Zhongyuan District in Zhengzhou. This project was cancelled in the fourth quarter of 2008 due to failure to resolve inconsistent plot ratios provided by different government agencies. 73.8% of the total paid up land premium of US$15,963,565 was refunded in the first quarter of 2009; full recovery of the land premium paid in 2007 and 2008 was refunded in the fourth quarter of 2010.

Jiantou Xinyuan

We initially held a 45% equity interest in Jiantou Xinyuan, with 50% held by Zhengzhou General Construction Investment Company and the remaining 5% held by Zhengzhou Jiantou Project Consulting Co., Ltd. On November 1, 2010, through our indirect wholly owned subsidiary Henan Xinyuan, we acquired the remaining 55% equity interest in Jiantou Xinyuan from Zhengzhou General Construction Investment Co., Ltd. and Zhengzhou Jiantou Engineering Co., Ltd. The purchase price for the remaining 55% equity interest in Jiantou Xinyuan was US$4.4 million.

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

As of December 31, 2010, we had a total GFA of 1,804,946 square meters for property projects under construction and a total GFA of 913,045 square meters for property projects under planning. We continually seek attractive opportunities to acquire development sites which meet our selection criteria.

Project Planning and Design

Our project planning and design process includes concept and architectural design, construction and engineering design, budgeting, financial analysis and projections as well as arranging for financing. We believe careful planning is essential to control costs, quality and timing of our projects.

We outsource our design work to reputable third-party design firms. Our planning and development team, with 65 employees as of December 31, 2010, works closely with project managers as well as our external designers and architects to ensure that our designs comply with PRC laws and regulations, and meet our design and other project objectives. Our senior management is also actively involved in the whole process, especially in the master planning and architectural design of our projects. We use our enterprise resource planning systems to conduct preliminary planning and scheduling for each stage of the development project, including planning our outsourcing requirements for the project construction stage.

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

As of December 31, 2010, we maintain a marketing and sales force for our development projects with 37 personnel specializing in marketing and sales. We use outside sales agencies for all of our projects.

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

Most of our customers purchase our properties using mortgage financing. Under current PRC law, the minimum down payment is 30% of the total purchase price for the purchase of the first self-use residential unit. The loan-to-value of the mortgage loan is also subject to change according to the economic policies of the central and local governments and banks in China.

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

If a purchaser defaults under the loan while our guarantee is in effect, and we repay all debt owed by the purchaser to the mortgagee bank, the mortgagee bank must assign its rights under the loan to us. We are entitled to full recourse to the property after the registration of the mortgage. In line with what we believe is industry practice, we do not conduct independent credit checks on our customers but rely on the credit checks conducted by the mortgagee banks. As of December 31, 2008, 2009 and 2010, we guaranteed mortgage loans in the aggregate outstanding amounts US$384.0 million, US$509.2 million, and US$666.4 million, respectively.

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

Our property management services include security, landscaping, building management and management of public facilities and equipment, and additional services, such as cultural activities, housekeeping and repair. We are currently managing approximately 3,970,000 square meters, comprising more than 34,000 residential units.

Our Leased Properties and Real Estate Related Services

Ancillary to our property development operations, we also lease certain properties, including an elementary school, a basement, three clubhouses, five kindergartens and parking facilities. The rental income of our lease operations represented 0.1%, 0.1% and approximately 0.1%, respectively, of our revenues for the years ended December 31, 2008, 2009 and 2010.

We also provide property management services and other real estate related services such as landscaping and installing intercom systems, through three of our subsidiaries, Henan Xinyuan Property Management Co., Ltd., Zhengzhou Mingyuan Landscape Engineering Co., Ltd. and Zhengzhou Xinyuan Computer Network Engineering Co., Ltd. Prior to 2009, we also provided real estate agency services through our subsidiary, Henan Xinyuan Real Estate Agency Co., Ltd., which we liquidated at the beginning of 2009. For the years ended December 31, 2008, 2009 and 2010, revenues from our real estate related services represented 1.1%, 1.6% and 2.4% of our total revenues for those periods, respectively.

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

Our contractors are also subject to our quality control procedures, including examination of materials and supplies, on-site inspection and production of progress reports. We require our contractors to comply with relevant PRC laws and regulations, as well as our own standards and specifications. Despite the “turnkey” nature of the construction contracts, we closely monitor the construction work for quality, timing and cost control reasons. Our project construction management team consists of 84 employees as of December 31, 2010, all of whom are professionally qualified civil engineers or surveyors and are responsible for supervising and managing the construction costs, construction schedule and quality of the construction work. We set up a profile for each and every unit constructed and monitor the quality of such unit throughout its construction period until its delivery. We also employ independent surveyors to supervise the construction progress. In addition, the construction of real estate projects is regularly inspected and supervised by PRC governmental authorities.

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

Employees

As of December 31, 2010, we had 426 full time employees. The following table sets forth the number of our full time employees categorized by function as of the period indicated:

	As of December 31, 2008	As of December 31, 2009	As of December 31, 2010
Management	20	18	14
Finance	78	70	71
Planning and development	99	75	65
Project construction management	161	108	84
Sales and marketing	132	60	37
Property management	57	53	62
Administrative and human resources	90	90	85
Legal and audit	8	8	8

Total	645	482	426

During the year ended December 31, 2010, our subsidiary, Henan Xinyuan Property Management Co., Ltd., also hired approximately 1,248 temporary employees, most of whom provided security and housekeeping services relating to property management.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing funds, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2008, 2009 and 2010 was US$2,062,315, and US$935,791 and US$1,397,426 respectively.

On August 11, 2007, we granted share options awards for an aggregate of 6,802,495 common shares to our directors, employees, consultants and employees of our equity investee. On November 5, 2007, we granted options for an aggregate of 2,441,844 common shares to our directors, management, key employees and employees of our equity investee. On July 1, 2008, we granted share option awards for an aggregate of 360,000 common shares to our employees. On March 31, 2009, we granted a share option award of 500,000 common shares to one employee. In August 2009, we granted a share option award of 100,000 common shares to one employee. In April 2010, we granted a share option award of 200,000 common shares to one employee. In December 2010, we granted a share option award of 8,400,000 common shares to employees.

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

The Circular of the Ministry of Land and Resources and the Ministry of Housing and Urban-Rural Development on Further Strengthening Administration over Land-use and Constructions of Real Estate, promulgated on September 21, 2010, specifies that when any bidder participates in a competitive bidding, public auction or listing-for-sale, in addition to the provision of a valid identification certificate and payment of bidding deposit, the bidder shall be also required to submit (i) a letter of commitment specifying that the bidding deposit is not from a bank loan, shareholder loan, etc., and (ii) a credit certificate issued by a commercial financial institution.

Local Regulations on Land

The Measures for Implementation of Land Administration Law of Henan Province, promulgated on September 24, 1999 and amended on November 26, 2004 and on November 27, 2009, provides that the entities obtaining state-owned land use rights by means of grant and other means of valuable consideration may use the land only after paying the required consideration, such as the grant premium, and other relevant fees.

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

Regulations on Establishment of a Real Estate Development Enterprise

Pursuant to the Law of the PRC on Administration of Urban Real Estate, or Urban Real Estate Law, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994 and amended on August 30, 2007 and on August 27, 2009, a developer is defined as “an enterprise which engages in the development and sale of real estate for the purposes of making profits.”

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

Xinyuan (China) Real Estate, Ltd., Henan Xinyuan Real Estate Co., Ltd., Suzhou Xinyuan Real Estate Development Co., Ltd., Henan Wanzhong Real Estate Co., Ltd., Shandong Xinyuan Real Estate Co., Ltd., Qingdao Xinyuan Xiangrui Real Estate Co., Ltd., Anhui Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate (Chengdu) Co., Ltd., Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., Beijing Xinyuan Wanzhong Real Estate Co., Ltd., Kunshan Xinyuan Real Estate Co., Ltd., Henan Jiye Real Estate Co., Ltd. and Xuzhou Xinyuan Real Estate Co., Ltd. are registered as real estate development enterprises.

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

Circular No. 50

On May 23, 2007, the MOFCOM and the SAFE issued the Notice on Further Strengthening and Standardizing the Approval and Administration of Foreign Direct Investments in Real Estate Enterprises, or Circular No. 50. Some of the key developments in this area are as follows:

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

Henan Xinyuan Real Estate Co., Ltd. is classified as a class I developer. Each of Xinyuan (China) Real Estate, Ltd., Shandong Xinyuan Real Estate Co., Ltd., and Suzhou Xinyuan Real Estate Development Co., Ltd. are classified as a class II developer. Xinyuan Real Estate (Chengdu) Co., Ltd. and Anhui Xinyuan Real Estate Co., Ltd. are classified as class III developers. Each of Kunshan Xinyuan Real Estate Co., Ltd., Xuzhou Xinyuan Real Estate Co., Ltd., Henan Jiye Real Estate Co., Ltd. and Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. either holds a valid temporary qualification or is applying for a formal qualification or extension of its expired temporary qualification.

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

Completion of a Real Estate Project

According to the Development Regulations and the Interim Provisions on the Acceptance Examination Upon the Completion of Construction Work and Municipal Infrastructure promulgated on June 30, 2000 by the MOHURD and effective as of June 30, 2000, as amended on October 19, 2009, and the Interim Measures for Reporting Details Regarding Acceptance Examination Upon Completion of Construction Work and Municipal Infrastructure promulgated on April 7, 2000 by the MOHURD and effective as of April 7, 2000, a real estate project must comply with the relevant laws and other regulations, requirements on construction quality, safety standards and technical guidance on survey, design and construction work, as well as provisions of the relevant construction contract. After the completion of works for a project, the developer must apply for an acceptance examination to the construction authority and must also report details of the acceptance examination to the construction authority. A real estate development project may only be delivered after passing the acceptance examination.

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

The Circular on Issues Relevant to Further Strengthening the Regulation of the Real Property Market and Improving the System for Pre-sale of Residential Premises, promulgated by the MOHURD on April 13, 2010, provides that:

•

For residential projects for which a pre-sale permit has not yet been obtained, real estate developers may not pre-sell such premises, collect or collect in a disguised manner, deposits, reservation fees or other such fees from purchasers in the form of subscriptions, reservations lot drawings or the issuance of VIP cards, or participate in any exhibition.

•

Where a real estate developer has obtained a pre-sale permit for its residential project, it shall publicize all premises available for sale and the prices of each unit at one time within 10 days, and shall sell the premises to the public with clearly marked prices as filed. Real estate developers may not sell the premises reserved for self use to the public before the initial registration of the housing ownership, pre-sell premises through a refund of the sales amount to the purchaser or the guarantee of a lease of the property after sales, or conduct sham transactions.

•	The minimum unit permitted for pre-sale shall be one building. Pre-sale permits may not be made for floors or units.

•

All proceeds from the pre-sale of commodity residential premises shall be deposited into accounts monitored by the regulatory authorities to ensure that such proceeds are used for construction of the commodity residential premises.

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

Mortgages of Real Estate

Under the Urban Real Estate Law and the Security Law of the PRC promulgated by the Standing Committee of the National People’s Congress on June 30, 1995 and effective as of October 1, 1995 and amended on October 27, 2005, and the Measures on the Administration of Mortgage of Buildings in Urban Areas promulgated by the MOHURD in May 1997 and amended on August 15, 2001, when a mortgage is created on the ownership of a building on state-owned land legally obtained, a mortgage will be simultaneously created on the land use rights of the land on which the building is erected. Land use rights occupied by the properties will also be mortgaged at the same time. The mortgager and the mortgagee sign a mortgage contract in writing. Within 30 days after a real estate mortgage contract has been signed, the parties to the mortgage must register the mortgage with the real estate administration authority in the city where the real estate is situated. A real estate mortgage contract will become effective on the date of registration of the mortgage. If a mortgage is created on the property placed on pre-sale or which is still undergoing construction, the registration authority will, when registering the mortgage, record such details on the mortgage contract. If the construction of the property is completed during the term of a mortgage, the parties involved will have to re-register the mortgage after the issuance of the relevant certificates evidencing the rights and ownership to the real estate.

Lease

Under the Urban Real Estate Law and the Measures for Administration of Leases of Commodity Properties in Urban Areas promulgated by the MOHURD on December 1, 2010 and effective as of February 1, 2011, the parties to a lease of a building are required to enter into a lease contract in writing. When a lease contract is signed, amended or terminated, the parties must register the details with the real estate administration authority in which the building is situated.

Regulations on Real Estate Financing

The Opinion of MOHURD and Other Departments on Adjusting the Housing Supply Structure and Stabilizing the Property Prices, issued on May 24, 2006 by the State Council, provides that:

•

to tighten the control of advancing loan facilities, commercial banks are not allowed to advance their loan facilities to developers who do not have the required 35% or more of the total capital for the construction projects. The commercial banks should be prudent in granting loan facilities and/or revolving credit facilities in any form to the developers who have a large number of idle land parcels and unsold commodity properties. Banks may not accept mortgages of commodity properties remaining unsold for more than three years.

The Circular on Strengthening the Management of Commercial Real Estate Credit Facilities, issued on September 27, 2007 by the PBOC and China Banking Regulatory Commission, as supplemented on December 5, 2007, provides that:

•

the minimum down payment for any purchase of first self-use residential property with a unit GFA of less than 90 square meters is 20% of the purchase price of the property. The minimum down payment for any purchase of first self-use residential property with a unit GFA of 90 square meters or more is 30% of the purchase price of the property; and

•

if a family member (including the purchaser and his / her spouse and their children under 18) has financed the purchase of a residential property with bank loans from banks, any member of the family that purchases another residential property will be regarded as a second-time property purchaser.

The Notice of the State Council on Firmly Curbing Precipitous Rise of Some Urban Housing Prices (GUOFA 2010 No.10), promulgated on April 17, 2010 by the State Council, provides for the implementation of a stricter differentiated housing loan policy, including:

•	purchasers of a first residential property for a household with a gross floor area of greater than 90 square meters must make down payments of no less than 30% of the purchase price;

•

purchasers of a second residential property for a household must make down payments of no less than 50% of the purchase price and the interest rate of any mortgage for such property must equal at least the benchmark interest rate plus 10%; and

•	the minimum down payment amount and applied interest rate must be increased significantly for purchasers of a third residential property.

On May 26, 2010, the Ministry of Housing and Urban-Rural Development, or the MOHURD, the PBOC and the China Banking Regulatory Commission, or the CBRC jointly issued a notice clarifying the criteria for determining what is a “second residential household property”. Among other matters, the requirements on down payments and interest rates for mortgages on a second residential property will also apply to non-local resident purchasers (i.e., purchasers who cannot provide proof that they have been making individual income tax payments or social security payments in the relevant local area for more than one year) applying for housing-related mortgage financing, regardless of whether there is any residential property under the name of a member of their households at the time of application.

The Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting the Business Tax Policy on Individual House Transfer, promulgated by the Ministry of Finance and the State Administration of Taxation on January 27, 2011, provides that:

•

if a person sells housing purchased less than 5 years ago, business tax shall be levied in the full amount; if a person sells non-ordinary housing purchased not less than 5 years ago, business tax shall be levied based on the balance of the sales price and the purchase price of the house; and

•	if a person sells ordinary housing purchased not less than 5 years ago, business tax will be exempted.

The Notice of the State Council on Resolutely Curbing the Soaring Housing Prices in Some Cities (Circular No. 10) promulgated by the General Office of the State Council on January 26, 2011, provides that all local governments and the ministries and commissions under the State Council shall meet the following requirements:

•	if an individual transfers a house within five years after purchasing it, all his or her income from such sale will be subject to business tax;

•

for a household purchasing a second residential household property by mortgage financing, the down payment shall not be less than 60% of the purchase price, and the interest rate for a mortgage on such property shall not be less than 1.1 times of the benchmark interest rate;

•

local governments are required to strengthen the administration of housing land supply and the land supply for housing for low-income people and shantytown renovation. Small and medium-sized common commodity property shall not be less than 70% of the total housing land supply;

•

for a local resident household having one residential household property, or a non-local resident household that is able to provide the individual income tax payment certificate or social insurance contribution certificate for a certain number of years shall only be allowed to purchase one more residential property;

•

for a local resident household having two or more residential property, or a non-local resident household having one or more residential property or is unable to provide the individual income tax payment certificate or social insurance contribution certificate for a certain number of years may not be allowed to purchase any residential property in the local area.

In accordance with the Notice of the Ministry of Housing and Urban-Rural Development and the State Administration of Foreign Exchange on Further Regulating the Administration of Houses Purchase by Overseas Entities and Individuals promulgated on November 4, 2010, except as otherwise provided in the law, an overseas individual may only purchase one house unit for personal residence, and an overseas entity establishing domestic branches or representative offices may only purchase non-residential houses in the city of registration for business purposes.

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

Henan Xinyuan Property Service Co., Ltd. is a Class I property management company.

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

Zhengzhou Mingyuan Landscape Engineering Co., Ltd. is a Class III urban landscaping service company. Its qualification will expire in May 2013.

C. Organizational Structure

The following diagram illustrates our corporate structure as of March 31, 2011.

D. Property, plant and equipment

Our headquarters are located in Beijing China, where we lease approximately 2,390 square meters of office space. We also lease a total of approximately 2,640 square meters of office space in other cities where our subsidiaries are located, which includes approximately 562 square meters in Suzhou, Jiangsu Province, 581 square meters in Xuzhou, Jiangsu Province and 1,497 square meters in Zhengzhou, Henan Province.

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

A. Operating Results

Overview

Since our inception in 1997, we have completed twenty-one projects with total GFA of 2,049,460 square meters. Since 2006, we have expanded our operations outside of Zhengzhou and we are currently developing and planning projects in seven Tier II cities. As of December 31, 2010, we had twelve projects in seven cities with estimated total GFA of 2,717,991 square meters under construction and planning, of which eight projects with estimated total GFA of 1,804,946 square meters were under construction.

Our revenue, derived primarily from sales of residential real estate, has increased from US$356.6 million in 2008 to US$449.0 million in 2009 and to US$450.0 million in 2010. Our net income/(loss) was US$(23.6) million, US$42.4 million and US$51.1 million, respectively, for the same periods. We acquire land primarily through auctions of government land. This acquisition method allows us to obtain unoccupied land with unencumbered land use rights, which in turn enables us to save the time and expenses associated with protracted legal processes to obtain title, demolition and re-settlement and to commence construction quickly.

On November 1, 2010, we completed the acquisition of the remaining 55% ownership interest in Jiantou Xinyuan for a purchase price of US$4.4 million (RMB29.2 million) paid in cash. As we had formerly owned 45% of the equity interest in Jiantou Xinyuan, Jiantou Xinyuan had been accounted under the equity accounting method until November 1, 2010, the date of our acquisition of the remaining 55% equity interest in Jiantou Xinyuan and on which date Jiantou Xinyuan became our wholly owned subsidiary. The results of Jiantou Xinyuan have been included in our consolidated financial statements since November 1, 2010. As of December 31, 2010, Jiantou Xinyuan had two projects under construction with an estimated total GFA of 292,890 square meters. All of Jiantou Xinyuan’s projects are located in Zhengzhou, Henan Province.

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

Principal Factors Affecting Our Results of Operations

Economic growth and demand for residential property in China

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the cities where we operate. As of December 30, 2010, 99.4% of the units in our completed projects have been sold. Although we experienced less demand during the fourth quarter of 2008 and the first quarter of 2009 due to the impact of the global financial crisis, we expect continuing economic growth in China, rising disposable income levels and population growth in Tier II cities to support demand for residential properties over the next few years.

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

The General Office of the State Council promulgated the Notice of the State Council on Resolutely Curbing the Soaring Housing Prices in Some Cities on January 26, 2011, which provides, among other things, that for a household purchasing a second residential household property by mortgage financing, the down payment may not be less than 60% of the purchase price, and the interest rate for the mortgage on the second residential household property may not be less than 1.1 times the benchmark interest rate; in municipalities, the capital city of each province, and other cities where housing prices are too high, a local resident household having one residential household property, or a non-local resident household which is able to provide required certificates as to payment of income tax and social insurance contributions for a certain number of years, may only purchase one additional residential property; for a local resident household already having two or more residential property, or a non-local resident household that already has one or more residential properties or is unable to provide the requisite certificates, the purchase of any residential property in the local area is not permitted. Localities that have already promulgated their own policies on limiting the purchase of residential properties must bring those policies in line with the abovementioned principle as soon as possible. Municipalities, capital cities of each province, and other cities where housing prices are too high must promulgate policies to limit the purchase of residential properties.

In accordance with the Notice of the Ministry of Housing and Urban-Rural Development and the State Administration of Foreign Exchange on Further Regulating the Administration of Houses Purchase by Overseas Entities and Individuals promulgated on November 4, 2010, except as otherwise provided in the law, an overseas individual may only purchase one house unit for personal residence, and an overseas entity establishing domestic branches or representative offices may only purchase non-residential houses in the city of registration for business purposes.

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

Moreover, a substantial portion of our customers depend on mortgage financing to purchase our properties. Although government policies have generally fostered the growth of private home ownership, regulations have been adopted in recent years to tighten and then loosen mortgage lending rules. For example, the minimum down payment required for residential properties of 90 square meters or more was increased from 20% to 30% of the purchase price in 2006. In September 2007, the minimum down payment for any second or subsequent purchase of residential property was increased to 40% of the purchase price where the purchaser had obtained a bank loan to finance the purchase of his or her first property. Moreover, the interest rate for bank loans of such purchase may not be less than 110% of the People’s Bank of China, or PBOC, benchmark rate of the same term and category. Effective as of December 20, 2008, however, residents who have already purchased, with mortgages, an “ordinary property for self-use” that is smaller than the average size for their locality are entitled to the preferential loan interest rate and down payment ratio available to first-time purchasers of residential property when they purchase a second property to improve their living conditions. The down payment ratio, the loan interest rate and the size of mortgage financing are important factors that affect our results of operations.

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

Availability and cost of financing

Like other property developers, we require substantial capital investment for the acquisition of land use rights and the construction of our projects. Our ability to secure financing for such purposes affects the number of projects we are able to develop at any time. In the wake of the global financial and economic crisis, the PBOC reduced the reserve requirement ratio imposed on banks several times in late 2008 from 17.5% to 15.5%. However after maintaining the reserve requirement at 15.5% for approximately 12 months, the PBOC announced an increase of the rate to 16% effective January 2010, thus impacting the total amount of bank loans available to the real estate industry. These changes in the availability of bank loans may affect our ability to obtain sufficient funding from banks to finance our business expansion.

The cost of our financing also affects our operating results. We typically obtain bank borrowings for up to 65% of the cost of our land use rights to fund project development after we receive the required permits. Interest rates on our commercial bank borrowings vary and are linked to benchmark lending rates published by the PBOC. The PBOC decreased the benchmark lending rate five times in 2008 but has not changed it since December 23, 2008. In 2007, we issued US$75 million principal amount of floating rate notes, which bore interest at a variable rate based on LIBOR plus 6.8% per annum, and US$25 million principal amount of convertible notes, which bore interest at 2% per annum. These notes were paid in full in April 2010, at which time we issued US$40 million principal amount of secured notes which bear interest at 15.6% per annum. We expect our interest costs to fluctuate in future periods as a result of changes in interest rates and our outstanding borrowing.

Acquisition of land use rights in target markets

Our business model depends to a large extent on our ability to acquire land use rights for development sites and proceed quickly with construction to shorten our development cycle. As a consequence, we are frequently surveying the market for attractive development opportunities in our target cities. Under current regulations and market practice, land use rights for residential development purposes may be acquired from local governments through a competitive auction or other bidding process, in which the minimum reserve price is determined based on the appraised value. Land use rights may also be acquired in the secondary markets. Land use rights prices vary significantly from city to city.

Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites in Tier II cities increases, the auction mechanism tends to lead to higher prices. In 2008, 2009 and 2010, land use rights costs, including auction price and taxes, constituted 44.9%, 42.5% and 38.6%, respectively, of our cost of revenue. We have noted that land use rights costs stabilized in the Tier II cities where we have operations due to softness in the market during the fourth quarter of 2008 and the first quarter of 2009. However, in late 2009, land use rights costs started to increase again due to the recovery of the real estate market in China and sudden rise in housing prices in certain cities. We did not participate in any land auctions in 2010.

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

	Year Ended December 31,
	2008		2009		2010
	US$	%	US$	%	US$	%
	(US$ in thousands, except for percentages)
Real estate sales	352,181	98.8	441,338	98.3	438,792	97.5
Real estate leasing	379	0.1	320	0.1	181	0.1
Other revenue	4,072	1.1	7,326	1.6	10,999	2.4
Total revenues	356,632	100.0	448,984	100.0	449,972	100.0

Real Estate Sales

Real estate sales represent revenues from the sales of residential properties we develop. Throughout this annual report, real estate sales are stated net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$21.3 million, US$25.8 million and US$26.4 million, for 2008, 2009 and 2010, respectively.

When we developed smaller projects in the past, we recognized most of our projects under the full accrual method. In 2008, we recognized revenues from three projects, Zhengzhou Xinyuan Splendid I, Zhengzhou City Family and Jinan City Family under full accrual method, compared to other projects under the percentage of completion method. In the year ended December 31, 2009 and 2010, we recognized all our real estate sales revenues under the percentage of completion method.

Our real estate sales revenue for 2010 was negatively impacted by the new government mandates on housing policy affecting the availability of mortgage financing in 2010.

In the third quarter of 2010, we found that certain of its contracted buyers for the Kunshan International City Garden project were not able to secure mortgages at terms and amounts foreseen at the time of contract execution. As a result, we recognized sales reversals of US$42.8 million related to sales contracts related to 348 apartments. The average selling price, or ASP, for these signed but open contracts was approximately RMB8,200 per square meter, and as of December 31 2010, the ASP for the Kunshan project exceeded RMB9,500 per square meter. Many buyers may choose to execute their existing contracts due to the price advantage and due to the projected delivery time approaching this year. However, it is not certain that each of these contracts will result in an ultimate sale due to the uncertainty of executing mortgages before the actual delivery. Thus, we have taken the position that contracts that are not clearly executable under prevailing government policies will not be recognized as revenue under the percentage of completion method. The reversals, which represent 12.0% of all project-to-date contract sales for Kunshan, reduced revenue by US$31.5 million under the percentage of completion method for the year ended December 31, 2010. In all of other projects throughout China, where over 90% of buyers are owner occupiers, there is no significant mortgage availability problem and, thus, no reversals have been recorded.

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

Cost of Revenues

The following table sets forth a breakdown of our cost of revenues for the period indicated.

	Year Ended December 31,
	2008		2009		2010
	US$	%	US$	%	US$	%
	(US$ in thousands, except for percentages)
Cost of real estate sales
Land use rights costs	160,297	44.9	153,004	42.5	129,036	38.6
Construction costs	136,999	38.4	198,432	55.2	196,671	58.8
Impairment charges	55,004	15.4	—	—	—	—

Total cost of real estate sales	352,300	98.7	351,436	97.7	325,707	97.4
Cost of real estate leasing	583	0.2	598	0.2	1,310	0.4
Other costs	4,098	1.1	7,705	2.1	7,436	2.2

Total costs of revenues	356,981	100.0	359,739	100.0	334,453	100.0

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

Construction costs. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for fixed or capped payments which cover substantially all labor, materials, fittings and equipment costs, subject to adjustments for certain prescribed contingencies, such as design changes during the construction process or changes in government-suggested steel prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we directly purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$32.2 million, US$34.8 million and US$30.2 million for 2008, 2009 and 2010, respectively.

Future losses and impairment charges. When the profitability of a project deteriorates due to a slow down in the sales pace or other factors, this indicates that there may be a possible future loss on delivery and potential impairment in the recoverability of the assets. Accordingly, the assets of such project are reviewed for future losses and impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset’s carrying value, such deficit will be charged as a future loss. Then the asset will be written down to its estimated fair value. We determine estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, we use various factors including (a) the expected pace at which the planned number of units will be sold, based on competitive market conditions, historical trends in sales pace, actual average selling prices, sales of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; (b) the estimated net sales prices expected to be attained based on the current market conditions and historical price trends, as well as any estimated increases in future sales prices based upon the projected rate of unit sales, estimated time gap between presale and expected delivery, the impact of government policies, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; and (c) the expected costs to be expended in the future, including, but not limited to, construction cost, construction overheads, sales and marketing, sales taxes and interest costs.

Our determination of fair value requires discounting the estimated cash flow at a rate commensurate with the inherent risk associated with the assets and related estimated cash flow. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows. In accordance with our accounting policies, we review each of our projects for impairments on a quarterly basis. Based on our testing at the end of 2008, we recognized an impairment of US$55 million on the Suzhou International City Garden project in the fourth quarter of 2008. See also “—Critical Accounting Policies” for our policy on impairment of long-lived assets.

As of December 31, 2009 and December 31, 2010, we tested all of our active projects, consisting of projects under construction or planning, for impairment. Our testing indicated that the undiscounted cash flows of all of our projects exceeded their related carrying value, and accordingly, none of the projects were considered impaired.

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

Selling and Distribution Expenses

Our selling and distribution expenses include:

•	advertising and promotion expenses, such as print advertisement costs, billboard and other display advertising costs, and costs associated with our showrooms and illustrative units;

•	staff costs, which consist primarily of salaries and sales commissions of 0.45% of contracted sales of our sales personnel;

•	for 2010, agency commissions of approximately 1.2% of contracted sales on outsourced project sales; and

•	other related expenses.

As of December 31, 2010, we employed 37 full-time sales and marketing personnel. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

•	staff salaries and benefits, quarterly and annual bonuses, and stock-based compensation;

•	traveling and office expenses;

•	professional fees, such as audit and legal fees; and

•	other expenses.

Interest Income

Interest income represents interest earned on our bank balances.

Interest Expenses

Interest expenses include (i) interest paid on our bank borrowings and other indebtedness, including our floating rate notes and convertible notes issued in April 2007 (for years 2008, 2009 and 2010) and our secured note (for the year 2010), (ii) amortization of warrants and debt issuance cost, (iii) accretion of discount from embedded derivatives and (iv) change in fair value of embedded derivatives, all net of amounts capitalized to construction costs. The floating rate notes bore interest at the adjustable annual rate of six-month LIBOR plus 6.8%, while the convertible notes bore interest at the fixed annual rate of 2% and the guaranteed senior secured note bear interest at the fixed semi-annually rate of 15.6%. Interest rates on our bank borrowings, all of which are granted by PRC commercial banks and denominated in RMB, are typically variable and linked to benchmark rates published by the PBOC. Our weighted average interest rate on short-term bank loans as of December 31, 2010 was 5.42%. As of December 31, 2010, the PBOC benchmark rate for a one-year loan was 5.81% per annum and those for loans of more than one year ranged from 5.85% to 6.40% per annum.

Share of Income in Equity Investee

Share of income in equity investee represents profit associated with our 45% equity interest in Jiantou Xinyuan. Under the relevant joint venture agreement, we share the profit or loss of Jiantou Xinyuan according to our equity interest percentage.

On November 1, 2010, we finalized the purchase of the remaining 55% equity interest in Jiantou Xinyuan, making us the sole owner. As part of the purchase of Jiantou Xinyuan, we recognized a gain on the remeasurement of our previously held 45% interest in Jiantou Xinyuan amounting to US$2.4 million, reported as an “other income” in the statements of operations.

As of December 31, 2010, Jiantou Xinyuan had two projects under construction, Zhengzhou Yipin Xiangshan Phase I and Zhengzhou Yipin Xiangshan Phase II. Our share of income from Jiantou Xinyuan for the year ended 2008, 2009 and for the period from January 1, 2010 to November 1, 2010 was US$9.8 million, US$4.4 million and US$0.2 million, respectively. The results of Jiantou Xinyuan have been included in our consolidated financial statements since November 1, 2010.

Change in Fair Value of Derivative Liabilities

We have issued warrants to floating rate note holders and the secured note holder, which are accounted for as derivative liabilities. The warrants issued to the holders of our floating rate notes entitled such holders to purchase our common shares at 80% of the initial public offering price per common share in December 2007, or US$5.60 per share. The warrants issued to the holder of our secured note entitled the holder to purchase up to 1,516,882 our common shares at $0.01 per share.

Under US GAAP, we are required to recognize the fair value of the outstanding warrants as a liability on our balance sheet. We determine the fair value of the warrants on a quarterly basis using the Black-Scholes valuation method with increases/decreases in value resulting in a charge/credit to “change in fair value of derivative liabilities”.

The warrants issued to floating rate note holders expired on April 15, 2010, pursuant to the terms of the floating rate note; the fair value of the warrants as of December 31, 2009 was US$264.

The warrant related to the secured note was issued on April 15, 2010 and exercised on May 12, 2010, at which times the fair values were US$3,049,509 and US$2,222,805 respectively. The difference was recorded as a change in the fair value of derivative liabilities in our 2010 results. The decrease mainly resulted from decreases in our ADS price.

Income Taxes

The following table sets forth the components of income taxes for the periods indicated.

	Year Ended December 31,
	2008		2009		2010
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Corporate income tax	4,290	40.0	23,740	119.8	10,584	28.4
Land appreciation tax	4,912	45.8	2,186	11.0	16,155	43.3
Deferred tax expense	1,528	14.2	(6,101)	(30.8)	10,594	28.3
Income taxes	10,730	100.0	19,825	100.0	37,333	100.0

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

People’s Republic of China

In general, enterprises in the PRC are subject to income tax at a statutory rate of 25%. In 2008, 2009 and 2010, in accordance with local provisional tax regulations in Henan province, the local tax authority in Zhengzhou determined that the taxable income of our PRC subsidiaries in Henan province should be deemed from 12% to 20% of their total cash receipts from sales of residential units. Total cash receipts include cash receipts proceeds from pre-sales of our properties that are recorded as customer deposits, which partly comprise mortgage loan proceeds received in our account from mortgage lending banks. The Zhengzhou local tax authority has provisionally confirmed that it applied the same levy method to our PRC subsidiaries located in Henan province for the year ended December 31, 2010. For our subsidiaries located in Shandong, Jiangsu, Anhui and Sichuan provinces, income tax is levied at the statutory rate of 25% on income as reported in the statutory financial statements after appropriate tax adjustments for the year ended December 31, 2010.

The Zhengzhou and other local tax authorities are entitled to re-examine taxes paid in prior years under the levy method described above; however, they have not indicated whether they will do so. We have made full provision for the corporate income tax, or CIT, payable by our PRC subsidiaries based on the statutory income tax rate of 25%, after appropriate adjustments to our taxable income used in the calculation. The difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis has been treated as an unrecognized tax uncertainty benefit under ASC 740-10 “Income Tax”, or ASC 740-10, which has a balance of US$13.2 million as of December 31, 2010. The increase related to current year tax positions arises primarily from foreign exchange movements. We believe this treatment is appropriate due to the possibility of reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, as the local authorities have indicated that they will apply the regulation in the same manner in 2010.

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

Share-based compensation expense

We have two share-based compensation plans, our 2007 equity inventive plans and our 2007 long-term incentive plan. Under our 2007 equity incentive plan, we granted share options awards for an aggregate of 6,802,495 common shares at a weighted average exercise price of US$1.08 on August 11, 2007. Under our 2007 long-term incentive plan we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10,000,000 common shares. As of December 31, 2010, we have granted options and restricted stock awards to acquire up to 11,949,840 common shares. We charged compensation cost of US$3.5 million and US$2.7 million as of December 31, 2009 and December 31, 2010 against income comprising of general and administrates expenses of US$3.3 million and US$2.6 million and the elimination of shares of share of income in an equity investee of US$164,166 and US$70,294 for those plans with a corresponding credit to additional paid-in capital for the year ended December 31, 2009 and December 31, 2010. For a description of the grants under each of the plans, see Note 13 of the consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents a summary of our consolidated statements of operations by amount and as a percentage of our total revenues during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2008		2009		2010
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues	356,632	100.0	448,984	100.0	449,972	100.0
Cost of revenues	(356,981)	(100.1)	(359,739)	(80.1)	(334,453)	(74.3)

Gross profit	(349)	0.1	89,245	19.9	115,519	25.7
Selling and distribution expenses	(13,578)	(3.8)	(11,443)	(2.5)	(10,724)	(2.4)
General and administrative expenses	(32,343)	(9.1)	(22,215)	(4.9)	(22,209)	(4.9)

Operating income (loss)	(46,270)	(13)	55,587	12.5	82,586	18.4
Interest income	3,492	1.0	2,388	0.5	2,218	0.5
Interest expenses	—	—	—	—	—	—
Exchange gains	3,603	1.0	80	—	202	0.0
Other income (expense)	—	—	(383)	(0.1)	2,381	0.5
Share of income in equity investee	9,843	2.8	4,402	1.0	227	0.1
Change in fair value of derivative liabilities	16,422	4.6	170	0.0	842	0.2
Income (loss) from operations before income taxes	(12,910)	(3.6)	62,244	14.0	88,456	19.7
Income taxes	(10,730)	(3.0)	(19,825)	(4.4)	(37,333)	(8.3)
Net income (loss)	(23,640)	(6.6)	42,419	9.6	51,123	11.4
Net loss attributable to non-controlling interest	—	—	—	—	18	0.0
Net income (loss) attributable to ordinary shareholders	(23,640)	(6.6)	42,419	9.6	51,141	11.4

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues

Revenues increased by US$1.0 million, or 0.2%, to US$450.0 million for the year ended December 31, 2010 from US$449.0 million for the year ended December 31, 2009.

Real estate sales

Revenue from real estate sales decreased by US$2.5 million, or 0.6%, to US$438.8 million for the year ended December 31, 2010 from US$441.3 million for the year ended December 31, 2009, as all projects were negatively impacted by the PRC government’s April 17, 2010 policy announcement on residential mortgage lending. The negative impact, most severe at our Kunshan project, was almost offset by sales at three new projects launched in 2010, Zhengzhou Modern City, Chengdu Xinyuan Splendid II and Xuzhou Colorful Garden.

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

For the year ended December 31, 2009 and 2010, no revenues were recognized under the full accrual method.

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

The following table sets forth the percentage of completion, the percentage sold and related revenues for our projects recognized under the percentage of completion method for the year ended December 31, 2009 and 2010; no revenues were recognized under the full accrual method for either 2009 or 2010.

Project	Total GFA	Percentage Complete as of December 31, (1)		Percentage Sold (2) Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2009	2010	2009	2010	2009		2010
	m²	%	%	%	%	US$	%(3)	US$	%
Chengdu Segment
Chengdu Xinyuan Splendid I	230,942	67.4	92.8	50.2	77.4	56,601,483	12.8	58,540,565	13.3
Chengdu Xinyuan Splendid II	219,480	—	65.9	—	39.5	—	—	52,039,164	11.9
Jiangsu Segment
Suzhou International City Garden	205,591	77.6	86.6	30.2	45.9	44,041,089	10.0	51,229,246	11.7

Project	Total GFA	Percentage Complete as of December 31, (1)		Percentage Sold (2) Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2009	2010	2009	2010	2009		2010
	m²	%	%	%	%	US$	%(3)	US$	%
Suzhou Lake Splendid	198,113	99.6	99.7	99.6	99.1	8,108,570	1.8	950,101	0.2
Suzhou Colorful Garden	81,506	99.5	99.8	98.2	99.2	39,110,448	8.9	2,074,669	0.5
Kunshan International City Garden	497,041	57.5	77.9	39.0	58.8	106,810,581	24.2	118,008,234	26.8
Xuzhou Colorful Garden	102,097	—	61.2	—	53.2	—	—	32,341,422	7.4
Shandong Segment
Jinan Elegant Scenery	100,386	100.0	100.0	100.0	100.0	1,480,722	0.3	239,873	0.1
Jinan International City Garden	263,990	98.8	99.3	99.2	99.0	88,232,508	20.0	3,154,712	0.7
Henan Segment
Zhengzhou Xinyuan Colorful Garden	191,891	96.4	99.0	70.8	93.2	86,875,048	19.7	46,361,234	10.6
Zhengzhou Commercial Plaza	67,225	100.0	100.0	97.0	98.9	3,174,775	0.7	1,259,229	0.3
Zhengzhou Modern City	256,905	—	48.5	—	46.7	—	—	66,804,843	15.2
Zhengzhou Yipin Xiangshan Phase II	94,252	—	93.7	—	92.8	—	—	5,706,294	1.3
Anhui Segment
Hefei Wangjiang Garden	145,455	100.0	100.0	99.7	100.0	6,902,453	1.6	82,376	0.0

Total	2,654,874					441,337,677	100.0	438,791,962	100.0

(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.
(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.
(3)	Percentage of all real estate sales revenues for the financial year, including revenues recognized under full accrual method and under percentage of completion method.

The following table sets forth the square meters sold and average selling price per square meter by each project, each reportable segment and on a consolidated basis for the year ended December 31, 2009 and 2010.

	Year Ended December 31,
	2009			2010
Project	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m²	US$/m²	US$	m²	US$/m²
Chengdu region
Chengdu Xinyuan Splendid I	87,017,439	120,225	724	40,667,889	50,259	809
Chengdu Xinyuan Splendid I	—	—	—	83,814,153	87,835	954

Total	87,017,439	120,225	724	124,482,042	138,094	901
Jiangsu region
Suzhou International City Garden	55,047,727	43,767	1,258	53,825,528	30,396	1,771
Suzhou Lake Splendid	5,589,006	5,315	1,052	1,036,547	630	1,645
Suzhou Colorful Garden	37,301,065	29,863	1,249	2,282,466	1,709	1,336
Kunshan International City Garden	196,022,279	215,223	911	148,772,183	121,008	1,229
Xuzhou Colorful Garden	—	—	—	55,905,286	53,636	1,042

Total	293,960,077	294,168	999	261,822,010	207,379	1,263

	Year Ended December 31,
	2009			2010
Project	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m²	US$/m²	US$	m²	US$/m²
Shandong region
Jinan Elegant Scenery	504,670	555	909	167,449	205	817
Jinan International City Garden	68,169,663	86,908	784	2,276,864	398	1,567

Total	68,674,333	87,463	785	2,444,313	603	1,312
Henan region
Zhengzhou Xinyuan Colorful Garden	86,634,184	97,851	885	45,810,567	38,299	1,196
Zhengzhou Commercial Plaza	(70,174)	41	(1,712)	1,453,690	652	2,230
Zhengzhou Modern City	—	—	—	145,614,989	134,079	1,086
Zhengzhou Yipin Xiangshan Phase I	—	—	—	6,577,527	4,691	1,402

Total	86,564,010	97,892	884	199,456,773	177,721	1,122
Anhui region
Hefei Wangjiang Garden	281,732	282	999	108,446	—	—

Total	281,732	282	999	108,446	—	—

Grand Total	536,497,591	600,030	894	588,313,584	523,797	1,123

The total square meters sold decreased to 523,797 square meters for the year ended December 31, 2010 from 600,030 square meters for the year ended December 31, 2009. The decrease was primarily due to the strict mortgage policy issued by the government in the second quarter of 2010, which is partly offset by the recovery of demand in the third and fourth quarters of 2010 and by new projects introduced in 2010. The overall aggregate average selling price per square meter for the year ended December 31, 2010 increased to US$1,123 from US$894 for the year ended December 31, 2009.

Chengdu region. In the second quarter of 2010, we commenced sales of one new project, Chengdu Xinyuan Splendid II, in the Chengdu region. The square meters in this region sold for the year ended December 31, 2010 increased to 138,094 square meters from 120,225 square meters for the year ended December 31, 2009. The average selling price per square meter for the year ended December 31, 2010 increased to US$901 from US$724 for the year ended December 31, 2009. The increase in square meters sold and average selling price resulted from the commencement of sales of Chengdu Xinyuan Splendid II, a new higher-priced project, in April 2010.

Jiangsu region. The square meters sold for the year ended December 31, 2010 decreased to 207,379 square meters from 294,168 square meters for the year ended December 31, 2009 on weaker sales of the Kunshan International City Garden due to the stricter government mortgage policy. The average selling price per square meter for the year ended December 31, 2010 increased to US$1,263 from US$999 for the year ended December 31, 2009. The average selling price increase from 2009 to 2010 resulted from price increases on all projects accelerating from the second half of 2009 throughout 2010. Also, in the third quarter of 2010, we commenced sales of one new project, Xuzhou Colorful Garden.

Shandong region. The square meters sold for the year ended December 31, 2010 decreased to 603 square meters from 87,463 square meters for the year ended December 31, 2009, due to the full sellout of the Jinan Elegant Scenery project in 2009. The average selling price per square meter for the year ended December 31, 2010 increased to US$1,312 from US$785 for the year ended December 31, 2009.

Henan region. The square meters sold for the year ended December 31, 2010 increased to 177,721 square meters from 97,892 square meters for the year ended December 31, 2009, mainly due to the launching in May 2010 of one new project, Zhengzhou Modern City. The average selling price per square meter for the year ended December 31, 2010 increased to US$1,122 from US$884 for the year ended December 31, 2009, resulting from increased selling prices of Zhengzhou Xinyuan Colorful Garden due to higher demand in 2010 and the higher-priced newly launched project, Zhengzhou Modern City.

Zhengzhou Yipin Xiangshan Phase I, a project held by Jiantou Xinyuan commenced sales in 2007 and was 92.8% sold out as of December 31, 2010. The contract sales and square meters sold of Zhengzhou Yipin Xiangshan Phase I reported above were recorded from November 1, 2010 to December 31, 2010.

Anhui region. The only active project in Anhui region, Hefei Wangjiang Garden was essentially sold out by the end of 2008.

Real estate leasing

Real estate leasing income decreased by US$139,567 to US$180,891 for the year ended December 31, 2010 from US$320,458 for the year ended December 31, 2009. The decrease resulted from the termination of the rental contracts of one office building in 2009 for which sales began in 2010.

Other revenue

Other revenue increased by US$3.7 million, or 50.1%, to US$11.0 million for the year ended December 31, 2010 from US$7.3 million for the year ended December 31, 2009. The increase primarily resulted from expanded operations from our property management services. Specifically, since December 2009, we had delivered two projects, Jinan International City Garden and Zhengzhou Xinyuan Colorful Garden. Our property management arm provides property management services for all our projects.

Cost of revenue

Cost of revenue decreased by US$25.3 million, or 7.0%, to US$334.5 million for the year ended December 31, 2010 from US$359.7 million for the year ended December 31, 2009.

Cost of real estate sales

Cost of real estate sales decreased by US$25.7 million, or 7.3%, to US$325.7 million for the year ended December 31, 2010 from US$351.4 million for the year ended December 31, 2009. Total land use rights cost decreased by US$24.0 million, or 15.7%, from US$153.0 million (42.5% of cost of real estate sales) for the year ended December 31, 2009 to US$129.0 million (38.6% of cost of real estate sales) for the year ended December 31, 2010. The decrease of land use rights cost mainly resulted from one project, Zhengzhou Modern City. This project was acquired in 2004 at a land use rights premium far lower than other current projects, particularly after receiving a refund of US$5.6 million from the government in December 2010. The construction cost, including capitalized interest, decreased by US$1.8 million, or 0.9%, to US$196.7 million for the year ended December 31, 2010 from US$198.4 million for the year ended December 31, 2009.

Cost of real estate leasing

Cost of real estate leasing increased by US$0.7 million, or 119.1%, to US$1.3 million for the year ended December 31, 2010 from US$0.6 million for the year ended December 31, 2009. The increase was primarily due to greater depreciation cost from an increase of properties held for lease.

Other costs

Other costs decreased US$0.3 million, or 3.5%, to US$7.4 million for the year ended December 31, 2010 as compared to US$7.7 million for year ended December 31, 2009.

Gross profit

Gross profit increased US$26.3 million, or 29.4%, to US$115.5 million for the year ended December 31, 2010 from US$89.2 million for the year ended December 31, 2009. Gross profit margin was 25.7% for the year ended December 31, 2010 compared to 19.9% for the year ended December 31, 2009. The increase was primarily due to price increases and to more profitable newer projects being launched during the year ended 2010, such as Zhengzhou Modern City and Chengdu Xinyuan Splendid II.

Selling and distribution expenses

Selling and distribution expenses decreased by US$0.7 million, or 6.3%, to US$10.7 million for the year ended December 31, 2010 from US$11.4 million for the year ended December 31, 2009. The decrease was primarily due to a US$0.9 million decrease in staff cost resulting from headcount reduction and a US$0.2 million decrease in traveling, communication and other miscellaneous expenses, partly offset by a US$0.4 million increase in advertising and promotion expense for new project launches. We maintained effective cost control measures in 2009 and 2010, and employed a new sales outsourcing plan in the second quarter of 2009. From March 2009, we outsourced 80% of sales to third party sales agencies. This percentage increased to 100% in September 2009. As a percentage of revenue, selling and distribution expenses was 2.4% for the year ended December 31, 2010 compared to 2.5% for the year ended December 31, 2009. As revenue expands in the future, we expect selling and distribution expenses as a percentage of revenue to be flat.

General and administrative expenses

General and administrative expenses were US$22.2 million for the year ended the year ended December 31, 2010, compared to US$22.2 million for the year ended December 31, 2009. In the year ended December 31, 2010, stock option compensation expenses decreased by US$0.7 million due primarily to forfeitures by departing employees (US$0.4 million), and the completion of vesting of certain options to executives (US$0.3 million). Our office communication and travelling expenses also decreased by US$0.6 million, resulting primarily from our tight cost controls. These economies were partially offset by an increase in salary and welfare of US$1.0 million as the average level of salary and bonus increased and new project teams were assembled.

As a percentage of revenue, general and administrative expenses were 4.9% for the year ended December 31, 2010, flat with 4.9% for the year ended December 31, 2009.

Interest income

Interest income was US$2.2 million for the year ended December 31, 2010, compared to US$2.4 million for the year ended December 31, 2009.

Interest expenses

All interest costs were capitalized for the years ended December 31, 2009 and 2010. Total gross interest costs incurred amounted to US$30.2 million for the year ended December 31, 2010, including US$26.4 million of interest on loans, US$1.0 million of accretion of discount arising from embedded derivative on convertible notes, US$0.9 million of accretion of discount arising from warrants and embedded derivative on floating rate notes, US$0.7 million of accretion of discount arising from warrants on secured note, and US$1.0 million of amortization of debt issuance costs. In the year ended December 31, 2009, the gross interest costs of US$34.8 million consisted of similar components, not including accretion of discount arising from warrants on secured note which was issued in 2010 while including contingent put option costs.

Exchange gains

For the year ended December 31, 2010, we recorded an unrealized foreign exchange gain of US$0.2 million, as compared to US$0.08 million in year ended December 31, 2009, arising from translating certain U.S. dollar-denominated debts into Renminbi using the exchange rate at the balance sheet date.

Share of income in an equity investee

For the year ended December 31, 2010, the Company recognized a gain of US$0.2 million from its 45% stake in Jiantou Xinyuan for the period from January 1, 2010 to November 1, 2010 before the completion of the purchase of the remaining 55% stake. We recorded income of US$4.4 million for the year ended December 31, 2009.

On November 1, 2010, we finalized the purchase of the remaining 55% equity interest, making us as the sole owner. As part of the purchase of Jiantou Xinyuan, we recognized a gain on the remeasurement of our previously held 45% interest in Jiantou Xinyuan amounting to US$2.4 million, reported as an “other income” in the statements of operations.

Change in fair value of derivative liabilities

We issued warrants to floating rate notes holders and secured note holders, which were accounted for as derivative liabilities.

The warrants issued to our floating rate notes holders, which entitled them to purchase our common shares at 80% of the price per common share sold to the public in our initial public offering in December 2007, or US$5.6 per share, expired on April 15, 2010. As of December 31, 2010, these warrants were already expired and the fair value was US$ nil, as compared to US$264 as of December 31, 2009. For the year ended December 31, 2009, due to the shorter time to expiration, the fair value of such warrants decreased by US$169,736, from US$170,000 to US$264, which was charged to our earnings in 2009.

The warrants issued to our secured note holder entitled them to purchase up to 1,516,882 our common shares at $0.01 per share. These warrants were issued on April 15, 2010 and were exercised by the holder on May 12, 2010. The fair value decreased by US$0.8 million from US$3.0 million as of the issue day to US$2.2 million as of the exercise day, which was charged to our earnings in 2010.

Income taxes

Income taxes increased by US$17.5 million, or 88.3%, to US$37.3 million for the year ended December 31, 2010 from US$19.8 million for the year ended December 31, 2009. The increase was primarily due to an increase in our pre-tax income, and a one-time LAT tax charged related to a new tax department interpretation in Jiangsu Province in the third quarter of 2010, partly offset by the reversal of allowance for deferred tax assets from Suzhou International City Garden.

In the third quarter of 2010, the tax authorities of Jiangsu Province issued their interpretation of the definition of a “standard ordinary apartment”, for the purposes of LAT. We previously believed that all of the units in our projects met the definition of “standard ordinary apartment”. However, based on the new interpretation, none of the units in our Jiangsu projects meet this definition. Thus, an exemption for LAT on profits up to 20% on “standard ordinary apartments” did not apply on our projects in the Jiangsu Province and the LAT rate for our projects in the Jiangsu Province was increased from zero to 30% on those apartments. In light of Jiangsu Province’s interpretation, in the third quarter of 2010. We recognized a one-time charge of US$6.8 million to income tax expense and an increase of income tax liabilities of the same amount. This interpretation is unique to Jiangsu province and differs from that adopted by other provinces in China.

The reversal of allowance for deferred tax assets resulted from the improved profit outlook at Suzhou International City Garden, caused by sustained price increases on this project during 2010.

Our effective tax rate increased to 42.2% for the year ended December 31, 2010, from 31.9% for the year ended December 31, 2009. The increase was primarily resulted from the negative effect of the US$6.8 million one-time charge related to the new interpretation in Jiangsu Province.

Net income attributable to ordinary shareholders

Net income increased by US$8.7 million to US$51.1 million for the year ended December 31, 2010, from US$42.4 million for the year ended December 31, 2009.

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

Project	Total GFA	Percentage Complete as of December 31, (1)		Percentage Sold (2) Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2008	2009	2008	2009	2008		2009
	m²	% (1)%		%(2)%		US$	%(3)	US$	%
Chengdu Segment
Chengdu Xinyuan Splendid I	230,893	54.5	67.4	4.1	50.2	4,053,916	1.2	56,601,483	12.8
Jiangsu Segment
Suzhou International City Garden	205,161	64.1	77.6	10.4	30.2	17,158,200	4.9	44,041,089	10.0
Suzhou Lake Splendid	196,920	98.0	99.6	97.2	99.6	61,314,116	17.4	8,108,570	1.8
Suzhou Colorful Garden	80,474	92.0	99.5	62.8	98.2	45,384,982	12.9	39,110,448	8.9
Kunshan International City Garden	497,076	50.3	57.5	1.9	39.0	4,356,340	1.2	106,810,581	24.2
Shandong Segment
Jinan Elegant Scenery	100,217	98.6	100.0	99.3	100.0	23,463,332	6.7	1,480,722	0.3
Jinan International City Garden	264,416	79.9	98.8	66.3	99.2	97,549,755	27.7	88,232,508	20.0
Henan Segment
Zhengzhou Xinyuan Colorful Garden	191,786	76.8	96.4	25.5	70.8	29,708,577	8.4	86,875,048	19.7
Zhengzhou Commercial Plaza	67,172	93.0	100.0	94.7	97.0	21,310,379	6.1	3,174,775	0.7
Anhui Segment
Hefei Wangjiang Garden	145,455	92.3	100.0	98.8	99.7	43,701,407	12.4	6,902,453	1.6

Total	1,979,570					348,001,004	98.8	441,337,677	100.0

(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our interim financial statements as of and for the year ended December 31, 2009.
(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our interim financial statements as of and for the year ended December 31, 2009.
(3)	Percentage of all real estate sales revenues for the financial year, including revenues recognized under full accrual method and under percentage of completion method.

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

Income taxes

Income taxes increased by US$9.1 million, or 84.8%, to US$19.8 million for the year ended December 31, 2009 from US$10.7 million for the year ended December 31, 2008. The increase was primarily due to an increase in our pre-tax income, partly offset by the reversal of allowance for deferred tax asset from Suzhou International City Garden. The reversal of allowance resulted from the improved profit outlook at Suzhou International City Garden. Our effective tax rate was 31.9% for the year ended December 31, 2009, compared to (83.1%) for the year ended December 31, 2008. In 2008, the valuation allowance arising from the impairment charge for Suzhou International City Garden contributed (115.6%) of effective tax rate. Excluding the impact of the above, the effective tax rate was slightly flat in 2008 and 2009, primarily resulting from that the favorable effect of the US$2.3 million reversal of allowance for the deferred tax assets from Suzhou International City Garden was offset by the negative effect of the US$2.1 million one-time tax charge related to our 2008 China tax returns filed in the second quarter of 2009.

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

	For the Year Ended December 31,
	2008	2009	2010
	(US$ in thousands, except for percentages)
Zhengzhou, Henan
Total revenue	53,717	90,520	120,440
Total cost of revenues	(43,542)	(73,343)	(79,904)
Gross profit	10,175	17,177	40,536
Gross margin	18.9%	19.0%%	33.7%
Operating income (loss)	(5,304)	4,219	24,884
Jinan, Shandong
Total revenue	123,543	89,783	3,487
Total cost of revenues	(99,303)	(75,463))	(3,372)
Gross profit	24,240	14,320	115
Gross margin	19.6%	15.9%	3.3%
Operating income (loss)	19,916	11,549	(1,018)
Suzhou, Kunshan and Xuzhou, Jiangsu
Total revenue	128,442	198,198	204,782
Total cost of revenues	(176,696)	(153,230)	(151,109)
Gross profit	(48,254)	44,968	53,673
Gross margin	(37.6)%	22.7%	26.2%
Operating income (loss)	(56,909)	36,580	46,636
Hefei, Anhui
Total revenue	43,642	6,954	92
Total cost of revenues	(30,498)	(4,356)	(55)
Gross profit	13,144	2,598	37
Gross margin	30.1%	37.4%	40.2%
Operating income (loss)	11,763	2,045	(375)
Chengdu, Sichuan
Total revenue	4,078	56,620	110,636
Total cost of revenues	(3,816)	(47,818)	(92,393)
Gross profit	262	8,802	18,243
Gross margin	6.4%	15.5%	16.5%
Operating income (loss)	(3,505)	6,209	14,903
Others
Total revenue	3,209	6,909	10,535
Total cost of revenues	(3,125)	(5,529)	(7,620)
Gross profit	84	1,380	2,915
Gross margin	2.6%	20.0%%	27.7%
Operating loss	(12,232)	(5,015)	(2,444)

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Zhengzhou, Henan. Total revenues increased by US$29.9 million, or 33.1%, from US$90.5 million for the year ended December 31, 2009 to US$120.4 million for the year ended December 31, 2010. The increase was primarily due to the new project, Zhengzhou Modern City, which commenced with strong sales in the second quarter of 2010. The gross profit for this region was US$40.5 million in the year ended December 31, 2010, representing an increase of US$23.4 million, or 136.0%, as compared to US$17.2 million in the year ended December 31, 2009. The increase in gross profit resulted from the inclusion of a more profitable project, Zhengzhou Modern City, which was launched in the second quarter of 2010. Zhengzhou Modern City was purchased in 2004, when the land use rights prices were relatively lower. Also, a US$5.6 million refund from local government to reimburse relocation costs was received in December 2010, lowering the cost of this project. Net operating income was US$24.9 million for the year ended December 31, 2010, representing an increase of US$20.7 million, or 489.8%, from US$4.2 million in the year ended December 31, 2009. Such improvement was due to the increases in revenues and gross profit as described above.

Jinan, Shandong. Total revenues decreased by US$86.3 million, or 96.1%, from US$89.8 million for the year ended December 31, 2009 to US$3.5 million for the year ended December 31, 2010. The decrease was primarily due to a reduction in sellable units during the year ended December 31, 2010. The gross margin decreased to 3.3% for the year ended December 31, 2010 from 15.9% for the year ended December 31, 2009. Net operating loss was US$1.0 million for the year ended December 31, 2010, down from net operating income of US$11.5 million in the year ended December 31, 2009. Such decrease was due to the decrease in revenues as described above.

Suzhou, Kunshan and Xuzhou, Jiangsu. Total revenues increased by US$6.6 million, or 3.3%, from US$198.2 million for the year ended December 31, 2009 to US$204.8 million for the year ended December 31, 2010. The increase primarily resulted from a new project, Xuzhou Colorful Garden, which was launched in third quarter of 2010, partly offset by the weaker sales of Kunshan International City Garden due to stricter mortgage policies. The gross profit for the Jiangsu segment was US$53.7 million for the year ended December 31, 2010, increased by US$8.7 million from US$45.0 million for the year ended December 31, 2009. The gross margin increased to 26.2% for the year ended December 31, 2010, compared to 22.7% for the year ended December 31, 2009. The increase was mainly due to the higher-profit of Xuzhou Colorful Garden, compared to other projects in Jiangsu region. The net operating income was US$46.6 million for the year ended December 31, 2010, an increase of US$10.1 million, or 27.5%, compared to US$36.6 million for the year ended December 31, 2009. Such improvement was due to the increases in revenues and gross profit as described above.

Hefei, Anhui. Total revenues for the year ended December 31, 2010 was US$0.1 million, compared to US$7.0 million for the year ended December 31, 2009. The decrease was due to the fact that the Hefei Wangjiang Garden project, the only project in the Anhui segment, was virtually sold out in 2009. This region had gross profit of US$0.04 million, a gross margin of 40.2%, and a net operating loss of US$0.4 million in the year ended December 31, 2010, compared to a gross profit of US$2.6 million, or a gross margin of 37.4%, and net operating income of US$2.0 million in the year ended December 31, 2009.

Chengdu, Sichuan. Total revenues increased by US$54.0 million from US$56.6 million for the year ended December 31, 2009 to US$110.6 million for the year ended December 31, 2010. The increase was primarily due to our commencing sales of Chengdu Xinyuan Splendid II in April 2010. The gross profit for the Sichuan segment was US$18.2 million for the year ended December 31, 2010, an increase of US$9.4 million from US$8.8 million for the year ended December 31, 2009. The gross margin increased to 16.5% for the year ended December 31, 2010, compared to 15.5% for the year ended December 31, 2009. The increase was mainly due to increasing price of units in Chengdu Xinyuan Splendid I and the launch of the higher-profit project Chengdu Xinyuan Splendid II. The net operating income was US$14.9 million for the year ended December 31, 2010, an increase of US$8.7 million, or 140.0%, compared to US$6.2 million for the year ended December 31, 2009. Such increase was due to the increases in revenue and gross profit described above.

Others. Other revenue of US$10.5 million for the year ended December 31, 2010 consisted of real estate-related services including, among others, property management services, broadband network installation, landscaping services and consulting services. These services generated a gross profit of US$2.9 million, or gross margin of 27.7%, in the year ended December 31, 2010, compared to a gross profit of US$1.4 million in the year ended December 31, 2009. The increase primarily resulted from expanded operations from our property management services. Also included in others were US$5.4 million of operating expenses related to selling and distribution expenses and general and administrative expenses in our head office, compared to US$6.4 million in the year ended December 31, 2009. The decrease primarily resulted from our efforts at cost controls.

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

Status of Projects as of December 31, 2010

The status of each of our projects under construction and under planning as of December 31, 2010, which were accounted for using the percentage of completion method, is discussed below.

Chengdu Xinyuan Splendid I

As of December 31, 2010 the cumulative cost incurred on the project was US$138.2 million relative to the total estimated cost of US$148.8 million. In the year ended December 31, 2010, we had contract sales of US$40.7 million with area sold of 50,259 square meters at an average selling price of US$809 per square meter. Sales for this project began in September 2008 and cumulative contract sales through December 31, 2010 were US$136.5 million with total area sold of 184,338 square meters.

We estimate that over the full life of the project, we will achieve aggregate gross sales revenue of US$176.3 million, or US$167.5 million net of business tax, relative to the estimated total cost of US$148.8 million, generating a gross margin of 11.1%.

Chengdu Xinyuan Splendid II

As of December 31, 2010 the cumulative cost incurred on the project was US$93.1 million relative to the total estimated cost of US$141.2 million. In the year ended December 31, 2010, we had contract sales of US$83.8 million with area sold of 87,835 square meters at an average selling price of US$954 per square meter. Sales for this project began in April 2010 and cumulative contract sales through December 31, 2010 were US$83.8 million with total area sold of 87,835 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$212.1 million, or US$201.5 million net of business tax, relative to the estimated total cost of US$141.2 million, generating a gross margin of 29.9%.

Suzhou International City Garden

As of December 31, 2010 the cumulative cost incurred on the project was US$182.1 million (net of impairment charges of US$51.5 million) relative to the total estimated cost of US$210.3 million. In the year ended December 31, 2010, we had contract sales of US$53.8 million with area sold of 30,396 square meters at an average selling price of US$1,771 per square meter. Cumulative contract sales through December 31, 2010 were US$138.5 million with total area sold of 100,219 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$301.3 million, or US$284.6 million net of business tax, relative to the estimated total cost of US$261.8 million (US$210.3 million after removing impairment charges from cost), generating a gross margin of 8.0% (or 26.1% after removing impairment charges from cost).

Kunshan International City Garden

As of December 31, 2010 the cumulative cost incurred on the project was US$300.8 million relative to the total estimated cost of US$386.2 million. In the year ended December 31, 2010, we had contract sales of US$148.8 million with area sold of 121,008 square meters at an average selling price of US$1,229 per square meter. Sales for this project began in October 2008 and cumulative contract sales through December 31, 2010 were US$313.1 million with total area sold of 347,577 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$532.2 million, or US$503.2 million net of business tax, relative to the total estimated cost of US$386.2 million, generating a gross margin of 23.2%.

Jinan International City Garden

As of December 31, 2010 the cumulative cost incurred on the project was US$166.2 million relative to total estimated cost of US$167.4 million. In the year ended December 31, 2010, we had contract sales of US$2.3 million with area sold of 398 square meters at an average selling price of US$1,567 per square meter. Cumulative contract sales through December 31, 2010 were US$211.4 million with total area sold of 262,305 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$213.4 million, or US$201.6 million net of business tax, relative to the total estimated cost of US$167.4 million, generating a gross margin of 17.0%.

Zhengzhou Xinyuan Colorful Garden

As of December 31, 2010 the cumulative cost incurred on the project was US$146.1 million relative to total estimated cost of US$147.6 million. In the year ended December 31, 2010, we had contract sales of US$45.8 million with area sold of 38,299 square meters at an average selling price of US$1,196 per square meter. Cumulative contract sales through December 31, 2010 were US$175.2 million with total area sold of 183,149 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$187.9 million, or US$178.5 million net of business tax, relative to the estimated total cost of US$147.6 million, generating a gross margin of 17.3%.

Henan Modern City

As of December 31, 2010 the cumulative cost incurred on the project was US$81.4 million relative to total estimated cost of US$167.7 million. In the year ended December 31, 2010, we had contract sales of US$145.6 million with area sold of 134,079 square meters at an average selling price of US$1,086 per square meter. Sales for this project began in May 2010 and cumulative contract sales through December 31, 2010 were US$145.6 million with total area sold of 134,079 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$312.1 million, or US$294.9 million net of business tax, relative to the estimated total cost of US$167.7 million, generating a gross margin of 43.1%.

Zhengzhou Yipin Xiangshan Phase I

As of December 31, 2010 the cumulative cost incurred on the project was US$67.0 million relative to total estimated cost of US$71.5 million. This project was executed by Jiantou Xinyuan. In the period from November 1, 2010, the day we finalized the acquisition of Jiantou Xinyuan, to December 31, 2010, we had contract sales of US$6.6 million with area sold of 4,691 square meters at an average selling price of US$1,402 per square meter. Sales for this project began in July 2008 and cumulative contract sales through December 31, 2010 were US$83.5 million with total area sold of 91,038 square meters.

We estimate that over the full life of the project, which commenced while we only had a 45% interest in Jiantou Xinyuan, we will achieve aggregate gross sales revenue of US$90.0 million, or US$85.1 million net of business tax, relative to the estimated total cost of US$71.5 million, generating a gross margin of 15.9%.

Xuzhou Colorful Garden

As of December 31, 2010 the cumulative cost incurred on the project was US$44.7 million relative to total estimated cost of US$72.9 million. In the year ended December 31, 2010, we had contract sales of US$55.9 million with area sold of 53,636 square meters at an average selling price of US$1,042 per square meter. Sales for this project began in August 2010 and cumulative contract sales through December 31, 2010 were US$55.9 million with total area sold of 53,636 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$105.2 million, or US$99.4 million net of business tax, relative to the estimated total cost of US$72.9 million, generating a gross margin of 26.6%.

Status of Projects as of December 31, 2009

The status of each of our projects under construction and under planning as of December 31, 2009, which were accounted for using the percentage of completion method, are discussed below. The estimates of total cost, gross sales revenues and gross margin reflect our historical estimates based on our assessments as of December 31, 2009.

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

Revenue and cost recognition

We apply either of two different methods for revenue recognition, full accrual or percentage of completion, depending on the expected construction period. For a discussion on our policy on impairment of long-lived assets, see “Operating Results—Future losses and impairment charges” and “Impairment of long-lived assets”.

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

The minimum amount of future taxable income that would have to be generated to realize the deferred tax assets is US$108.0 million. We believe that future pre-tax earnings for financial reporting purposes on existing projects are sufficient to generate that minimum amount of future taxable income.

Please see the more detailed discussion in note 12 to our consolidated financial statements included elsewhere in this annual report.

Share-based payments

Under ASC 718, “Share-Based Compensation”, we are required to recognize share-based compensation as compensation expense based on the fair value of stock options and other equity awards on the date of the grant, with the compensation expense recognized over the requisite service period, which is generally the vesting period.

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses various assumptions including assumptions regarding an average risk-free rate of return, expected term of the options, volatility rate of our shares and dividend yield.

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of U.S. Treasury Zero-Coupon Bond as of the valuation date. The expected life of options represents the period of time the granted options are expected to be outstanding. We have not paid dividends in the past nor do we expect to pay dividends in the foreseeable future, therefore the dividend yield is set as zero. The expected volatility we used in our calculations was based on our historical volatilities. Changes in these assumptions, or the expected forfeiture rate of share-based payments, can have a significant effect on the valuation of the awards, and the amount of expenses recognized in our statement of operations.

Tax contingency

We have evaluated the available evidence about (a) asserted and unsettled income tax contingencies and (b) unasserted income tax contingencies caused by uncertain income tax positions taken in our current tax treatments or our income tax returns filed with national and local tax authorities in the PRC and foreign tax authorities. The liability recorded in the consolidated financial statements for these income tax contingencies represents management’s estimate of the amount that is less than “more likely than not” to be upheld in an examination by the relevant taxing authorities, under the provisions of ASC 740-10, “Income Tax”.

Impairment of long-lived assets

We consider on a quarterly basis whether indicators of impairment of long-lived assets are present. These indicators include, but are not limited to, negative gross margins, decreases in the average selling price above 5% and increases in input costs above 5% related to the individual projects in each operating segment. The provisions of ASC 360, “Property, Plant and Equipment”, require that a two-step impairment test be performed on long-lived assets. In the first step, we test for recoverability of the assets by determining whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying value. If the estimated undiscounted cash flows are greater than the carrying value, the long-lived assets are considered not impaired and we are not required to perform further testing. If the estimated undiscounted cash flows are less than the carrying value, we must perform the second step of the impairment test, which is to recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values, if any. Our determination of fair value requires discounting the estimated cash flows for a project at a rate commensurate with the inherent risk associated with the related assets and estimated cash flows.

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

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements, which amends ASC 820 to require the disclosure of additional information related to fair value measurement and provide clarification to existing requirements for fair value measurement disclosure. ASU 2010-06 was effective for us beginning January 1, 2010. The adoption of ASU 2010-06 did not have a material impact on our consolidated financial statements.

In July 2010, the FASB issued a final Accounting Standards Update 2010-20, or ASU 2010-20, which requires entities to provide extensive new disclosures in the financial statements about the financing receivables, including credit risk exposures and the allowance for credit losses. A financing receivable is an arrangement that represents a contractual right to receive money on demand or on fixed or determinable dates and that is recognized as an asset in the entity’s statement of financial position. Entities with financing receivables will be required to disclose, among other things (a) a roll-forward of the allowance for credit losses; (b)credit quality information such as credit risk scores or external credit agency ratings; (c) impaired loan information; (d) modification information; and (e)non-accrual and past due information. For public entities, the disclosures are effective for interim and annual reporting periods ending on or after December 15, 2010. We adopted ASU 2010-20 as of December 31, 2010. The adoption of ASU 2010-20 did not have a material impact on the our consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28, or ASU 2010-28, Intangibles — Goodwill and Other: When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The objective of this standard is to address questions about entities with reporting units with zero or negative carrying amounts because some entities concluded that Step 1 of the test is passed in those circumstances because the fair value of their reporting unit will generally be greater than zero. The amendments in this standard modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. We do not expect the adoption of ASU 2010-28 will have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, or ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations, or ASC 805. The objective of this standard is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. This standard specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This standard also expands the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This standard is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. We do not expect the adoption of ASU 2010-29 will have a material impact on our consolidated financial statements.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, construction loans from Chinese banks, and proceeds from issuances of equity and debt securities.

Cash Flows

	Year Ended December 31,
	2008	2009	2010
	(US$ in thousands)
Net cash provided by (used in) operating activities	(243,598)	124,506	51,422
Net cash provided by (used in) investing activities	(9,004)	(536)	8,432
Net cash provided by (used in) financing activities	66,676	(101,962)	(10,203)
Net increase/(decrease) in cash and cash equivalents	(185,926)	22,008	49,651
Effect of exchange rate changes on cash and cash equivalents	12,270	133	5,875
Cash and cash equivalents at beginning of year	309,315	135,659	157,800
Cash and cash equivalents at end of year	135,659	157,800	213,326

Operating Activities

Net cash provided by operating activities was US$51.4 million for the year ended December 31, 2010, primarily attributable to US$51.1 million in net income, a decrease in other current assets of US$25.8 million, an increase in account payable of US$49.4 million, an increase in customer deposits of US$11.3 million and an increase income tax payable and deferred tax liabilities of US$34.6 million, partially offset by a increase of US$122.7 million in the balance of properties under development.

Net cash provided by operating activities was US$124.5 million for the year ended December 31, 2009, primarily attributable to US$42.4 million in net income, a decrease in the other receivable of US$11.9 million, and a US$74.8 million reduction in the balance of properties under development, as project input costs were reduced substantially in the year of 2009 to better match the GFA sales rate, partially offset by an increase in advances to suppliers of US$19.0 million.

Net cash used in operating activities was US$243.6 million for the year ended December 31, 2008, primarily attributable to increased property development spending. In addition, we incurred net cash outflows on increases in receivables, deposits and prepayments offset by an increase in accounts payable to suppliers, all due to increased development activity.

Proceeds from pre-sales of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sales proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sales are affected by a number of factors, including restrictions on pre-sales imposed by PRC law, market demand for our properties subject to pre-sales, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sales payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. At December 31, 2008, 2009 and 2010, we recorded current liabilities consisting of customer deposits of US$14.3 million, US$10.9 million and US$22.8 million, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash in flow to the extent possible.

Investing Activities

Net cash provided by investing activities was US$8.4 million in the year ended December 31, 2010, and was mainly attributable to the purchase of Jiantou Xinyuan, net of cash acquired.

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

Financing Activities

Net cash used in financing activities was US$10.2 million in the year ended December 31, 2010, and was primarily attributable to repayment of short-term, long-term bank loans and other debts in the aggregate of US$306.4 million, and an increase in restricted cash of US$40.0 million, largely offset by proceeds from short-term long-term bank loans and other debt (the secured note) in the aggregate of US$335.7 million.

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

Bank Borrowing

Bank borrowings are an important source of funding for our property developments. Our borrowings as of December 31, 2008, 2009 and 2010, respectively, were as follows.

	Year Ended December 31,
	2008	2009	2010
	(US$)	(US$)	(US$)
Short-term bank loans	168,966,728	94,661,844	186,630,722
Long-term bank loans	105,006,877	53,015,436	70,213,164
Total	273,973,605	147,677,280	256,843,886

As of December 31, 2008, 2009 and 2010, the weighted average interest rate on our short-term bank loans was 7.54%, 5.46% and 5.42%, respectively. As of December 31, 2008, 2009 and 2010, our short-term bank loans were all denominated in Renminbi and were secured by our land use rights, real estate under development, certain property certificates and certain bank deposits.

As of December 31, 2008, 2009 and 2010, the weighted average interest rate on our long-term bank loans was 7.79%, 5.48% and 5.33%, respectively. As of December 31, 2008, 2009 and 2010, our long-term bank loans were all denominated in Renminbi and were secured by our land use rights and real estate under development.

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

Floating Rate Notes and Convertible Notes

In April 2007, we issued US$75.0 million of floating rate notes and US$25.0 million of convertible notes. The floating rate notes bore interest at a rate of six-month LIBOR plus 6.80% per annum and matured in April 2010. The convertible notes bore interest at a rate of 2% per annum and had a maturity date of April 2012. The holder of the convertible notes had a right beginning June 15, 2010 to demand that we repurchase the convertible notes at a cash price of 120% of the principal amount plus accrued and unpaid interest, unless we have exercised our redemption right to redeem such convertible notes upon a change in tax laws or regulation. As discussed below under “Tabular Disclosure of Contractual Obligations”, on April 15, 2010, we paid in full the outstanding principal amounts of and accrued and unpaid interest on, the floating rate notes. Simultaneously, we repaid the convertible note pursuant to a mutual agreement with the note holder at the repurchase price of US$30.15 million (including accrued and unpaid interest). A portion of the cash proceeds from the secured note issuance to Forum discussed below was used as partial payment of the repurchase price of the convertible note.

Guaranteed senior secured note

On April 15, 2010, we entered into a securities purchase agreement, or agreement, with Forum Asian Realty Income II, L.P., or Forum, pursuant to which we issued to Buyer a guaranteed senior secured note in the aggregate principal amount of US$40,000,000 due April 15, 2013 and warrants to purchase up to 1,516,882 common shares, par value $0.01 per share.

The secured note bears interest at 15.6% per annum payable semi-annually and has a three year term maturing on April 15, 2013. It is subject to events of defaults customary for senior secured notes. It is guaranteed by the our wholly-owned subsidiaries, Xinyuan Real Estate, Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited. The secured note is secured by a first priority security interest in our assets and those of our subsidiaries located outside of PRC and, subject to approval and registration with the relevant governmental authorities, a pledge of the shares of Xinyuan (China) Real Estate Co., Ltd., or Xinyuan (China), and a negative pledge of certain of Xinyuan (China)’s assets.

The agreement requires that we maintain certain financial ratios, as follows:

•	an average daily cash balance of at least US$30.0 million during the last 30 days of each quarter;

•	a ratio of consolidated subsidiary debt to consolidated total tangible assets of no more than 0.35 to 1.00; and

•	a working capital ratio of no less than 1.20 to 1.00 at all times.

The agreement also contains other covenants that, among other matters, restrict the our ability and the ability of the our subsidiaries to incur additional debt, including guarantees, to make certain payments or investments or to make capital expenditures in excess of a maximum amount over a 12-month period. In addition, under the agreement, we, including our subsidiaries, may only make certain restricted dividend payments or incur certain types or amounts of additional debt if we has satisfied certain requirements, including having a consolidated interest expense coverage ratio greater than 2.5 to 1.00 at the time of, and after giving effect to, the restricted payment or debt incurrence.

Under the terms of the agreement, we are permitted to incur up to an additional US$60 million of third-party indebtedness at the Company level, or corporate debt, without any consent of Forum. In the event we engage in any financing transaction that results in the amount of corporate debt (including the principal amount of the secured note) exceeding US$100 million, Forum has the right to require us to repurchase the secured note at the repurchase price of 100% of the principal amount of the secured note then outstanding upon closing of the financing transaction. After the closing of any such financing transaction, as long as the aggregate corporate debt amount (including the principal amount of the secured note) exceeds US$100 million, Forum has the right, on 60 days advance notice, to exercise the repurchase right at the next semi-annual interest payment date.

Forum was a holder of US$30 million principal amount of the floating rate notes. The US$40 million purchase price for the secured note and the warrants was paid by Forum by (a) offsetting the purchase price by the amount owed to it by us for the repayment of US$30 million principal amount of its floating rate note and (b) payment of US$10 million in cash.

As of December 31, 2010, under the agreement, our average daily cash balance was US$295.63 million, our working capital ratio was 2.83 and our subsidiary debt to total tangible assets ratio was 0.0003, all within the permitted thresholds under the agreement.

Capital Expenditures

Our capital expenditures were US$9.0 million, US$0.5 million and US$1.0 million in 2008, 2009, and 2010, respectively. Our capital expenditures in 2008, 2009 and 2010 were mainly used for acquisition of subsidiaries, building improvements, purchase of vehicles, fixtures and furniture and computer network equipments, and accumulation of properties held for lease related to newly completed projects. The source of our capital expenditures is primarily the cash flow generated from operating activities.

As of December 31, 2010, we had outstanding commitments with respect to non-cancelable construction contracts for real estate development in the amount of US$202.9 million.

C. Research and Development, Patent and Licenses, etc.

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

As of December 31, 2008, 2009 and 2010, we guaranteed mortgage loans in the aggregate outstanding amount of US$384.0 million, US$509.2 million, and US$666.4 million, respectively.

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

F. Tabular Disclosure of Contractual Obligations

As of December 31, 2010, our contractual obligations amounted to US$532.8 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated.

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(US$ in thousands)
Long-term debt obligations:
long-term bank loans	70,213	—	70,213	—	—
interest on long-term bank loans(1)	6,827	3,744	3,083	—	—
Short-term debt obligations
Short-term bank loans	186,631	186,631	—	—	—
interest on short-term debt obligations(2)	6,825	6,825	—	—	—
Guaranteed senior secured note	40,000	—	40,000	—	—
interest on guaranteed senior secured note(3)	15,600	6,240	9,360	—	—
Operating lease obligations	3,776	1,566	1,713	497	—
Non-cancellable construction contact obligations	202,906	202,906	—	—	—
Total	532,778	407,912	124,369	497	—

(1)	Our long-term bank loans bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans is calculated based on the current interest rate of each loan, ranging from 5.13% to 5.60% per annum, using the PBOC benchmark rate of 5.81% as of December 31, 2010.
(2)	Interest on short-term loans is calculated based on the fixed interest rates for relevant loans, ranging from 5.13% to 5.61% per annum.
(3)	Interest on guaranteed senior secured note is calculated at a rate of 15.6% per annum.

We have projected cash flows for each of our existing projects, considering a number of factors, including the relative stage of each of our projects under construction and our projects under planning and the demand for and the average selling prices of our projects. For any given project, we use cash early in the project life and generate cash later in the project life. Costs for land acquisition, site preparation, foundation, and early above-ground framing are all incurred before we obtain licenses from local governing authorities to enter into pre-sales activity. The construction of many of our projects is carried out in phases, the timing of which is primarily determined by us based on the pace of the market demand for units in the project. Accordingly, after receiving the pre-sale permits relating to a project, we are able to control much of our construction activities to coincide with the timing of expected pre-sales.

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

During the first half of 2009, our pre-sales, selling price and gross floor sales all showed positive trends, leading us to project improved cash flows. Given the improved cash flows and customer demand, we made our first land parcel acquisition since 2007 on September 25, 2009 with the auction purchase of a parcel of land with an estimated 77,000 square meters GFA in Zhengzhou for a consideration of US$20.2 million. Subsequently, we acquired in the fourth quarter of 2009 four more parcels of land with an aggregate estimated GFA of 940,000 square meters in Zhengzhou, Jinan, and Xuzhou for an aggregate consideration of US$320.8 million. The aggregate land premium consideration for the five parcels was US$341.0 million. As of December 31, 2010, we had no remaining payments due from land use rights. We made no purchases of land use rights in 2010 as government residential real estate policy changes caused a decline in land auction activity.

On April 15, 2010, we paid in full the outstanding principal amount of, and accrued and unpaid interest on, the floating rate notes. The outstanding warrants to purchase common shares originally issued with the floating rate notes expired upon the maturity of the notes. Simultaneously, we also repaid the convertible note. The holder of the convertible note had a put right exercisable on June 15, 2010 pursuant to which it could require us to repurchase the convertible note at 120% of the principal amount. Pursuant to mutual agreement between us and the holder, we repaid the convertible note early on April 15, 2010 at the repurchase price of US$30.2 million (including accrued and unpaid interest).

On April 15, 2010, we issued a three-year senior guaranteed secured note in the aggregate principal amount of US$40 million and detachable warrants to subscribe for common shares to Forum. The secured note bears interest at 15.6% per annum payable semi-annually. Forum also was the holder of US$30 million principal amount of the floating rate notes. The US$40 million purchase price for the Secured Note and warrants was paid by Forum by (a) offsetting the purchase price by the amount owed to it by us for the repayment of US$30 million principal amount of its floating rate note and (b) payment of US$10 million in cash. A portion of the cash payment was used to partial fund the repayment of the convertible notes.

We believe our cash on hand, projected cash flow from operations, available construction loan borrowing capital, and potential access to capital markets, should be sufficient to meet our expected cash requirements, including our short-term debt obligations and non-cancellable construction contract obligations that are due on various dates through December 2011. We have an aggregate of US$75.5 million in short-term bank loans due in April 2011, of which $US37.7 million has been, and the remainder will be, paid out of cash on hand.

Our ability to secure sufficient financing for land use rights acquisition and property development depends on internal cash flows in addition to a number of other factors that are not completely under our control, including lenders’ perceptions of our creditworthiness, market conditions in the capital markets, investors’ perception of our securities, the PRC economy and the PRC government regulations that affect the availability and cost of financing for real estate companies or property purchasers.

There can be no assurance that our internally generated cash flow and external financing will be sufficient for us to meet our contractual and financing obligations in a timely manner. We may require additional cash due to changing business conditions or other future developments, including any decline in cash flow from operations or any investments or acquisitions we may decide to pursue. In the event that proceeds from the sale of units for a project are insufficient to meet our contractual and financing obligations, we would need to raise the required funds through new borrowings, refinancing of existing borrowings, public or private sales of equity securities, or a combination of one or more of the above. As discussed above under “- Liquidity and Capital Resources”,, our secured notes contain covenants that, among other matters, restrict our ability to incur additional debt. We cannot assure you that we will be able to obtain adequate funding in a timely manner and on reasonable terms, or at all.

G. Safe Harbor

See “FORWARD-LOOKING INFORMATION” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position
Yong Zhang	47	Director, Chairman and Chief Executive Officer

Yuyan Yang	47	Director and Vice President

Thomas Gurnee	60	Director and Chief Financial Officer

Huai Chen	59	Director *

Yong Cui	36	Director

Yinfei Hao	61	Director *

Thomas Wertheimer	70	Director

*	Indicates Independent Director

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

Huai Chen was appointed as director of our company in December 2007. Mr. Chen is the senior research fellow and director of the Policy Research Center of the MOHURD and was the deputy director of the Institute of Market Research under the PRC State Council’s Development and Research Center. Mr. Chen was a visiting professor of Stanford University and Tokai University and has a doctorate from Renmin University of China. His business address is No. 9 Sanlihe Road, Beijing, PRC.

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

Yinfei Hao was appointed as a director on December 10, 2010. Ms. Hao is the Company’s Executive Vice President of HR&Administration. She has broad connections in the real estate industry and has more than 38 years of working experience including the last 28 years in government services. Ms. Hao holds a master’s degree in economics law, an MBA and a PhD of Management Science and Engineering. She has also received an Independent Director Certificate from the China Securities Regulatory Commission and National Accounting Institute. Ms. Hao also serves as senior officer of the Supreme People’s Procuratorate of the Peoples’ Republic of China. She is also an independent director of Panggang Group Company Ltd (SSE: 000629). Her business address is 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025.

Thomas Wertheimer was appointed as director of our company in December 2007. Mr. Wertheimer was a highly experienced audit partner with PricewaterhouseCoopers, and is an expert in financial and accounting issues, including reporting to the SEC, executive compensation, foreign operations, hedging and derivatives. Mr. Wertheimer is a member of board of directors of two other public companies, Fiserv Inc. (NASDAQ: FISV) and Vishay Intertechnology, Inc. (NYSE: VSH). He was also a consultant to the Public Company Accounting Oversight Board (PCAOB). Mr. Wertheimer obtained his bachelor and master’s degrees in business administration from the University of Cincinnati. His business address is 28 Wicklow Drive, Hilton Head Island, SC 29928.

B. Compensation

For the fiscal year ended December 31, 2010, we paid an aggregate compensation of US$0.8 million in cash to our executive officers, including all directors, and we paid an aggregate of US$0.2 million in compensation to our non-executive directors. As discussed above under “Item 4. Information on the Company – B. Business Overview – Employees”, we made contributions of US$1.4 million to employee benefit plans for the fiscal year ended December 31, 2010.

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

The following table summarizes, as of December 31, 2010, the outstanding options that we granted to our current directors, executive officers, and other individuals as a group under our 2007 equity incentive plan.

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Common Shares Underlying Restricted Share Awards Granted (1)	Grant Date	Date of Expiration
Yong Zhang	146,891	2.50		August 11, 2007	August 10, 2017
Yong Cui			105,557	August 11, 2007	August 10, 2017
Other employees and consultants(2) as a group	701,744	2.50	192,196	August 11, 2007	August 10, 2017

(1)	All restricted share awards were granted at purchase price of US$0.0001 per common share.
(2)	None of these employees and consultants is a director or executive officer of our company.

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

On April 30, 2010, under the 2007 Plan, the Company granted share options to purchase up to 200,000 common shares to an employee, at an exercise price equal to the price of the grant date (US$1.80 per share). These options have a weighted average grant date fair value of US$1.08 per option, and a total expected compensation cost, net of expected forfeitures, of US$193,500. These options have vesting periods of 37 months and will expire no later than April 30, 2020. On December 20, 2010, the options were modified, by amending the vesting schedule.

On December 13, 2010, under the 2007 Plan, the Company granted share options with performance condition to purchase up to 6,900,000 common shares to certain employees, at an exercise price equal to the price of the grant date (US$1.21 per share). These options have weighted average grant date fair values of US$0.60 to US$0.61 per option, depending on vesting period. These options have vesting periods of 25 to 37 months and will expire no later than December 13, 2020. The performance condition is determined by the Board of Directors. For those awards, an evaluation will be made each quarter as to the likelihood of performance criteria being met. Compensation expenses are then adjusted to reflect the number of shares expected to vest.

On December 13, 2010, under the 2007 Plan, the Company granted share options with service condition to purchase up to 400,000 common shares to certain employees, at an exercise price equal to the price of the grant date (US$1.21 per share). These options have a weighted average grant date fair value of US$0.61 per option, and a total expected compensation cost, net of expected forfeitures, of US$219,600. These options have vesting periods of 37 months and will expire no later than December 13, 2020.

On December 20, 2010, under the 2007 Plan, the Company granted share options with performance condition to purchase up to 1,100,000 common shares to certain employees, at an exercise price equal to the price of the grant date (US$1.18 per share). These options have a weighted average grant date fair value of US$0.58 per option. These options have vesting periods of 37 months and will expire no later than December 20, 2020. The performance condition is determined by the Board of Directors. For those awards, an evaluation will be made each quarter as to the likelihood of performance criteria being met. Compensation expenses are then adjusted to reflect the number of shares expected to vest.

On January 4, 2011, under the 2007 Plan, the Company granted share options with performance condition to purchase up to 200,000 common shares to its employees, at an exercise price equal to the price of the grant date (US$1.365 per share). These options have a weighted average grant date fair value of US$0.68 per option. These options have vesting periods of 36 months and will expire no later than January 4, 2021. The performance condition is determined by the Board of Directors. For those awards, an evaluation will be made each quarter as to the likelihood of performance criteria being met. Compensation expenses are then adjusted to reflect the number of shares expected to vest.

The following table summarizes, as of December 31, 2010, the outstanding options that we granted to our current directors and executive officers and to other individuals as a group under our 2007 long term incentive plan.

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Grant Date	Date of Expiration
Yong Zhang	473,493	7.00	November 5, 2007	December 4, 2017
	3,400,000	1.21	December 13, 2010	December 12, 2020
Yuyan Yang	134,956	7.00	November 5, 2007	December 4, 2017
	600,000	1.21	December 13, 2010	December 12, 2020
Thomas Gurnee	500,000	1.87	March 31, 2009	March 30, 2019
	600,000	1.21	December 13, 2010	December 12, 2020
Yinfei Hao	200,000	1.80	April 30, 2010	April 29, 2020
	600,000	1.21	December 13, 2010	December 12, 2020
Yong Cui	1,000,000	1.21	December 13, 2010	December 12, 2020
Yue (Justin) Tang(2)	100,000	1.21	December 13, 2010	December 12, 2020
Thomas Wertheimer	100,000	1.21	December 13, 2010	December 12, 2020
Huai Chen	100,000	1.21	December 13, 2010	December 12, 2020
Other employees as a group(1)	227,757	7.00	November 5, 2007	December 4, 2017
	180,000	2.975	July 1, 2008	June 30, 2018
	100,000	1.30	July 31, 2009	June 30, 2019
	700,000	1.21	December 13, 2010	December 12, 2020
	1,100,000	1.18	December 20, 2010	December 19, 2020

(1)	None of these employees and consultants is a director or executive officer of our company.
(2)	Yue (Justin) Tang resigned from the board of directors, effective February 28, 2011.

C. Board Practices

Our board of directors currently has seven directors.

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

Compensation Committee. Our compensation committee consists of Mr. Thomas Wertheimer and Mr. Yong Cui. Mr. Wertheimer satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. Effective December 10, 2010, Christopher Fiegen resigned from the compensation committee. Mr. Fiegen was originally appointed to the board in 2006 by the Equity International in connection with their investment. Effective February 28, 2011, Yue (Justin) Tang resigned from the chairman of compensation committee. Mr. Tang was originally appointed to the board in 2006 by Blue Ridge China Partners, L.P. in connection with its investment.

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. Huai Chen and Mr. Yong Cui. Mr. Chen is the chairperson of our corporate governance and nominating committee. Mr. Chen satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. Yue (Justin) Tang resigned from the corporate governance and nominating committee, effective February 28, 2011.

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

D. Employees

We had 645, 482, and 426 full time employees as of December 31, 2008, 2009 and 2010, respectively. See “Item 4. Information on the Company—B. Business Overview—Employees.” None of our employees is represented by a labor union. We consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2011, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our common shares; and

•	all of our directors and executive officers as a group.

	Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Yong Zhang(2)	57,444,184	37.3
Yuyan Yang(3)	57,444,184	37.3
Yong Cui	—	—
Thomas Wertheimer	3,000	*
Thomas Gurnee(4)	564,500	0.4
Huai Chen	—	—
Yinfei Hao(5)	66,667	*
All directors and executive officers as a group(6)	58,078,351	37.7

Principal Shareholders:
Blue Ridge China Partners, L.P.(7)	27,705,867	18.0

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.
(1)	Beneficial ownership includes voting or investment power with respect to the securities and, except as indicated below, each person named has sole voting and investment power with respect to the shares shown opposite his or her name. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of March 31, 2011. The percentage of beneficial ownership is based on 153,807,616 common shares outstanding as of March 31, 2011. In addition, for purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons had the right to acquire on or before March 31, 2011 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(2)	Includes 8,800,000 common shares owned by Yuyan Yang, Mr. Zhang’s spouse, 23,800 common shares represented by 11,900 ADS held by Star World Finance Limited, a British Virgin Islands company wholly owned and controlled by Ms. Yang and 620,384 common shares from vested options, which are held by Shinning Gold Trading Limited, a British Virgin Islands company wholly owned and controlled by Mr. Zhang. Mr. Zhang and Ms. Yang are deemed to beneficial owners of each other’s shares.
(3)	Includes 48,000,000 common shares owned by Yong Zhang, Ms. Yang’s spouse, 620,384 common shares from vested, which are held by Shinning Gold Trading Limited, a British Virgin Islands company wholly owned and controlled by Mr. Zhang, and 23,800 common shares represented by 11,900 ADS held by Star World Finance Limited, a British Virgin Islands company wholly owned and controlled by Ms. Yang. Mr. Zhang and Ms. Yang are deemed to beneficial owners of each other’s shares.
(4)	Includes 375,000 common shares issuable upon the exercise of options exercisable within 60 days.
(5)	Represents 66,667 common shares, issuable upon the exercise of options exercisable within 60 days.
(6)	Includes 375,000 common shares issuable upon exercise of options exercisable within 60 days, which are held by Mr. Gurnee, 620,384 common shares issuable upon exercise of options exercisable within 60 days, which are held by Shinning Gold Trading Limited, a British Virgin Islands company wholly owned and controlled by Mr. Zhang, and 66,667 common shares issuable upon exercise of options exercisable within 60 days, which are held by Ms. Hao.
(7)	The securities are beneficially owned by Blue Ridge China and by its general partner, Blue Ridge China Holdings, L.P., or BRCH, a Cayman Islands exempted limited partnership, and BRCH’s general partner, Blue Ridge Capital Offshore Holdings LLC, or BRCOH, a New York limited liability company. John A. Griffin is the sole managing member of BRCOH and in that capacity directs its operations and (through BRCOH and BRCH) has voting and investment control over Blue Ridge China. Blue Ridge China, BRCH, BRCOH, and Mr. Griffin may therefore all be deemed to beneficially own such securities. BRCH’s, BRCOH’s, and Mr. Griffin’s pecuniary interest in such securities is limited to its or his proportionate pecuniary interest in Blue Ridge China. The address of Blue Ridge China Partners, L.P. is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

There are two record holders in the U.S., including the depositary for our ADSs, holding, collectively, 63.07% our outstanding common shares, as of March 31, 2011.

B. Related Party Transactions

Shareholders Agreement

We entered into a shareholders agreement, dated as of April 9, 2007, with Blue Ridge China, Equity International, Mr. Yong Zhang, Ms. Yuyan Yang, Xinyuan Ltd., Burnham Securities and Mr. Gardner. The agreement was amended and restated on October 31, 2007. Under the terms of the amended and restated shareholders agreement, the following rights generally will apply:

Co-Sale Rights. Prior to December 12, 2010, if either Mr. Yong Zhang or Ms. Yuyan Yang proposed to transfer any common shares, he or she had to provide us and the other parties to the agreement written notice detailing the number of common shares to be sold or transferred, the consideration to be paid, the name and address of each prospective purchaser or transferee, and a copy of the proposed transfer documents; provided, however, that this provision did not apply to any shares registered for resale on Form F-3. Within 30 days of such notification, Blue Ridge China, Equity International, Burnham Securities and Mr. Gardner had the right to participate in the sale on the same terms and conditions indicated in the notice. Their pro-rata share is the ratio of the sum of the number of securities held by Blue Ridge China, Equity International, Burnham Securities or Mr. Gardner that were issued pursuant to the Share Exchange and Assumption Agreement, on an as converted and as exercised basis, as the case may be.

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

Cash Advances

As of December 31, 2010, we recorded balances due from employees in the amount of US$0.05 million as compared to US$0.08 million for 2009, which mainly represented cash advances paid to employees for their traveling expenses.

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

Employment Agreements

We have entered into employment agreements with all of our executive officers. As of the date of this annual report, Mr. Thomas Gurnee’s employment agreement has expired. We expect to review his employment contract on substantially similar terms in the near future. Under these agreements, each of our executive officers is employed for a specified time period, except for Ms. Yong Zhang and Ms. Yuyan Yang who signed employment agreements with us without fixed terms. We may terminate employment with our executive officers for cause at any time for certain acts of the executive, including but not limited to a conviction of a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. We may, with thirty-day prior written notice, terminate the executive’s employment for (i) incompetency for his or her original position or any other position offered by us after his or her statutory medical period has expired; (ii) failure to perform his or her job satisfactorily after receiving training or being reassigned; or (iii) the parties cannot reach an agreement regarding terms related to the change of employment. Furthermore, an executive officer may terminate his or her employment at any time (i) during his or her probation period; (ii) if he or she is forced to work by violence, threats or illegal restriction of personal freedom; or (iii) if we fail to pay his or her compensation according to the term of employment agreement or to provide the employee with the proper working conditions. Upon termination, the employee is generally entitled to severance pay.

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

Dividend Policy

We have never declared or paid dividends. Under our secured note, we may not pay dividends unless our net income or cash flow exceeds specified thresholds and certain other conditions are satisfied. Assuming we are able, in accordance with this contractual arrangements, to pay dividends, any payment of dividends will still be subject to our board of directors’ discretion and the form, frequency and amount of any dividend will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our common shares, if any, will be paid in U.S. dollars.

Legal Proceedings

We are not currently a party to any pending legal proceedings which are expected to have a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any other proceedings that are pending or threatened which may have a significant effect on our business, financial position and results of operations or liquidity. However, from time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

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

	Trading Price
	High	Low
	US$	US$
Year
2007 (starting from December 12, 2007)	18.00	12.00
2008	14.71	1.54
2009	7.65	2.43
2010	4.82	2.20
Quarter
First Quarter 2009	5.59	2.43
Second Quarter 2009	7.65	3.60
Third Quarter 2009	7.40	3.77
Fourth Quarter 2009	5.49	3.65
First Quarter 2010	4.82	3.31
Second Quarter 2010	4.17	2.23
Third Quarter 2010	2.99	2.20
Fourth Quarter 2010	3.35	2.24
First Quarter 2011	2.92	2.31
Second Quarter 2011 (through April 15, 2011)	2.53	2.11
Month
October 2010	3.35	2.42
November 2010	3.29	2.35
December 2010	2.65	2.24
January 2011	2.92	2.40
February 2011	2.85	2.37
March 2011	2.66	2.31
April 2011 (through April 15, 2011)	2.53	2.11

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum and articles of association filed as Exhibit 3.1 to our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007, and the amendment thereto filed as Exhibit 99.5 to our Form 6-K (File No. 001-33863) filed with the SEC on December 10, 2009.

C. Material Contracts

We have not entered into any material contracts in the year ended December 31, 2010 other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

Under current PRC foreign exchange rules, after complying with certain procedural requirements and producing commercial documents evidencing relevant transactions, RMB is convertible into other currencies without prior approval from SAFE only for current account items, such as trade related payments, interest and dividends, etc. The conversion of RMB into other currencies and remittance of the converted foreign currency outside the PRC under capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local office. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local office. Unless approved otherwise, PRC companies are required to repatriate foreign currency revenues they receive from abroad back to the PRC and to convert all their foreign currency revenues into RMB. These restrictions could affect our ability to obtain foreign currency through debt or equity financing, or for capital expenditures.

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to payments made to and by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

The PRC Corporate Income Tax Law, or the CIT Law, and the Implementation for the CIT Law issued by the PRC State Council, became effective as of January 1, 2008. The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for the CIT Law, a “de facto management body” is defined as a body that has material and overall management and control of the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. On April 22, 2009, the State Administration of Taxation issued the Notice on the Issues Regarding Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria, which was retroactively effective as of January 1, 2008. Under this notice, an overseas incorporated domestically controlled enterprise will be recognized as a PRC resident enterprise if it satisfies all of the following conditions: (i) the senior management responsible for daily production/ business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and shareholder meetings, etc, are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC. It is not clear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

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

This discussion does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, other financial institutions, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, U.S. expatriates, persons subject to the alternative minimum tax, persons who have acquired the shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar or persons that own directly, indirectly, or constructively 10% or more of the voting power of our stock). If a partnership holds common shares or ADSs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding common shares or ADSs should consult its own tax adviser regarding the U.S. tax consequences of its investment in the common shares or ADSs through the partnership. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

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

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company,” the gross amount of any distribution made by us on the common shares or ADSs generally will be treated as a dividend includible in the gross income of a U.S. Holder as ordinary income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when received by the U.S. Holder, in the case of common shares, or when received by the Depositary, in the case of ADSs. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in such common shares or ADSs and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such common shares or ADSs. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. In this case, all distributions by us to U.S. Holders will generally be treated as dividends. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

Certain dividends received by non-corporate U.S. Holders, including individuals, in taxable years beginning before January 1, 2013, generally will be subject to a maximum income tax rate of 15%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” and only with respect to common shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the NYSE. Accordingly, subject to the discussion below under “—Passive Foreign Investment Company,” dividends paid by us with respect to the ADSs generally should be eligible for the reduced income tax rate.

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

A distribution of additional common shares or ADSs to U.S. Holders with respect to their common shares or ADSs that is made as part of a pro rata distribution to all shareholders generally may not be subject to U.S. federal income tax.

For taxable years beginning after December 31, 2012, dividends paid to, and capital gains recognized by, certain U.S. Holders that are individuals, estates or trusts with respect to our shares may be subject to a 3.8% Medicare tax.

Sale or Other Disposition of Ordinary common shares or ADSs

Subject to the discussion below under “—Passive Foreign Investment Company,” a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of the common shares or ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such common shares or ADSs. Such gain or loss generally will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, including individuals) or loss if, on the date of sale or disposition, such common shares or ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations. Any gain or loss on the sale or disposition will generally be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes.

In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, you may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax was to be imposed on any gain from the disposition of common shares or ADSs, the gain may be treated as PRC-source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the common shares or ADSs, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Based on the composition of our assets and income, we do not believe we were a PFIC in 2010 and do not expect to be a PFIC for U.S. federal income tax purposes with respect to our current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year ending December 31, 2011 will not be determinable until after the close of the current taxable year ending December 31, 2011, and accordingly there is no guarantee that we will not be a PFIC for 2011 or any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Changes in the nature of our income, assets or activities, or a decrease in the share price of the common shares or ADSs, may cause us to be considered a PFIC in the current or any subsequent year.

In general, a non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions. Passive income does not include certain rents and royalties derived from the active conduct of a trade or business. If we own at least 25% (by value) of the stock of another corporation, we will be treated for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

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

If we are a PFIC for any year during which a U.S. Holder holds the common shares or ADSs, the U.S. Holder generally will be subject to the rules described in the above paragraph for that year and for all succeeding years during which the U.S. Holder holds such shares or ADSs. These adverse tax consequences may be mitigated if the U.S. Holder is eligible to and does elect to annually mark-to-market the common shares or ADSs. If a U.S. Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the ADSs or common shares at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs or common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the ADSs or common shares will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. The ADSs are listed on the NYSE, and we expect, although no assurance can be given, that they will be regularly traded on the NYSE.

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

In general, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the rules described by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, a U.S. Holder may make a qualified electing fund election with respect to the common shares or ADSs only if we agree to furnish the U.S. Holder annually with certain tax information, and we do not intend to prepare or provide such information.

The reduced tax rate for dividend income, as discussed above under “—Dividends,” is not applicable to any dividends paid by a PFIC or amounts included in income under the mark-to-market election. If we are regarded as a PFIC, a U.S. Holder of common shares or ADSs must make an annual return on IRS Form 8621, reporting distributions received and gains realized with respect to these interests. In addition, pursuant to recently enacted legislation, each U.S. Holder who is a shareholder of a PFIC is required to file an annual report containing such information as the IRS may require. This requirement is in addition to other reporting requirements applicable to ownership in a PFIC. The IRS has advised that it is developing further guidance regarding the PFIC reporting obligations imposed by recent legislation.

Investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in a PFIC.

Backup Withholding Tax and Information Reporting and Disclosure Requirements

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

Effective for taxable years beginning after March 18, 2010, certain U.S. Holders may be required to report information with respect to such holder’s interest in “specified foreign financial assets (as defined in Section 6038D if the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution,” if the aggregate value of all such assets exceeds $50,000. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders are urged to consult their own tax advisors regarding the foreign financial asset reporting obligations and their possible application to the holding of the common shares or ADSs.

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

Foreign Exchange Risk

All of our revenues are denominated in RMB. However, we have substantial U.S. dollar denominated obligations, including the obligation to pay interest and principal on our notes. Accordingly, any significant fluctuation between the RMB and the U.S. dollar could expose us to foreign exchange risk. We do not currently hedge our exchange rate exposure. We evaluate such risk from time to time and may consider engaging in hedging activities in the future to the extent we deem appropriate. Such hedging arrangements may require us to pledge or transfer cash and other collateral to secure our obligations under the agreements, and the amount of collateral required may increase as a result of mark-to-market adjustments.

The RMB is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 1, 2005, the PRC government changed its previous policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since July 21, 2005, this change in policy has resulted in an approximately 20.0% appreciation of the RMB against the U.S. dollar through December 31, 2010. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any appreciation of the RMB against the U.S. dollar or any other foreign currencies would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert foreign currencies into RMB for such purposes. Any significant depreciation in the exchange rates of the RMB against the U.S. dollar could adversely affect the value of any dividends paid by us, which would be funded by RMB but paid in U.S. dollars. There can be no assurance that any future movements in the exchange rate of the RMB against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition (including our ability to pay dividends). A significant depreciation in the RMB against major foreign currencies may have a material adverse impact on our results of operations, financial condition and share price because our reporting currency is U.S. dollars and our ADSs are expected to be quoted in U.S. dollars, whereas our revenues, costs and expenses are denominated in RMB.

We generated net foreign exchange gain of US$0.2 million in the year ended December 31, 2010, which represented the exchange difference arising from the translation of U.S. dollar-denominated long-term debt into RMB using the exchange rate effective at the balance sheet date. The exchange gain was recognized in the statement of operations for the year ended December 31, 2010.

Interest Rate Risk

We are subject to market risks due to fluctuations in interest rates and refinancing of short-term debt. Our cost of financing is sensitive to fluctuations in interest rates. Our bank borrowings and the note bears interest at variable rates, and an increase in interest rates would increase our costs thereunder. Our net income is affected by changes in interest rates as a result of the impact such changes have on interest income from, and interest expense on, short-term deposits and other interest-bearing financial assets and liabilities. In addition, our sales are also sensitive to fluctuations in interest rates. An increase in interest rates would adversely affect our prospective purchasers’ ability to obtain financing and depress the overall housing demand. Higher interest rates, therefore, may adversely affect our revenues, gross profits and net income, and our ability to raise and service debt and to finance our developments.

Our indebtedness consists primarily of short-term and long-term bank borrowings and the note. As of December 31, 2010, we had US$186.6 million of short-term bank borrowings, all of which are denominated in RMB and bear interest rates ranging from 5.13% per annum to 5.61% per annum, with a weighted average interest rate at such date of 5.42%. All of the short-term loans bear interest at fixed rates. All current portion of long-term bank loans bear floating interest rates, which should be adjusted based on PBOC benchmark rates in the range of 95% to 110% in the following years. The PBOC regulates the interest rates of our Renminbi-denominated borrowings. The PBOC-published benchmark one-year lending rates in China, which directly affect the property mortgage rates offered by commercial banks in China, as at December 31, 2008, 2009, and 2010 were 5.31%, 5.31%, and 5.81%, respectively. The note is denominated in U.S. dollars. The note bears interest at 15.6% per annum, which is payable on a semi-annual basis on April 15 and October 15 each year. As of December 31, 2010, the principal amount of our aggregate outstanding variable rate debt, including long-term bank loans, was US$155.8 million. A hypothetical 1% increase in annual interest rates would increase our interest cost by approximately US$1.6 million per year based on our debt level at December 31, 2010.

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

As of December 31, 2010, we had outstanding guarantees of mortgages in the principal amount of US$666.4 million. If a purchaser defaults on the payment of its mortgage during the term of the guarantee, the mortgage lending bank may require us to repay the outstanding amount under the loan plus any accrued interest. In this event, although we are able to retain the customer’s deposit and sell the property to recover any amounts paid by us to the bank, there can be no assurance that we would be able to sell the property at a price equal to or greater than the amount we paid on the defaulting purchaser’s outstanding loan amount and any accrued interest thereon.

As of December 31, 2010, our cash and cash equivalents totaled US$213.3 million and restricted cash totaled US$82.3 million, predominately deposited in accounts maintained with state-owned bank within the PRC. We have not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Inflation

Inflation has not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 5.9%, -0.7% and 3.3% in 2008, 2009 and 2010, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this annual report, we have not been materially affected by any inflation or deflation.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D. American Depositary Shares

Our common shares, in the form of ADSs, each representing two common shares, are listed on the NYSE. JPMorgan Chase Bank, N.A. serves as the depositary for the ADSs.

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. ADSs are represented and evidenced by American depository receipts, or ADRs.

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

The depositary may remit to us all or a portion of the depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the deposit agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2010, the depositary reimbursed us US$342,467 with respect to certain fees and expenses.

The table below sets forth the types of expenses that the depositary has agreed to reimburse and the amounts reimbursed in 2010.

Category of Expenses	Amount Reimbursed in the Year Ended December 31, 2010
Listing fees	$72,300
Investor relations marketing	101,776
Legal fees	168,391

Total	$342,467

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rule 13a-15(e) of the Exchange Act as of the end of the period covered by this report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2010, we did not implement any significant changes to our internal controls that will materially affect, or are reasonably likely to materially affect, our internal control over financial reporting. We continue to evaluate our internal controls and procedures to maintain effectiveness and identify areas of improvement or efficiencies.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15 of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reports and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financials.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that, as of December 31, 2010, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Xinyuan Real Estate Co., Ltd.

We have audited Xinyuan Real Estate Co., Ltd.’s and subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Report of Management on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Xinyuan Real Estate Co, Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Xinyuan Real Estate Co., Ltd and subsidiaries as of December 31, 2009 and 2010 and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated April 20, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Beijing, People’s Republic of China

April 20, 2011

PART III

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Thomas Wertheimer, one of our independent directors and the chairman of our audit committee, qualifies as an audit committee financial expert under applicable SEC rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that pertains to our directors, officers and employees with certain provisions that specifically apply to our chief executive officer, chief financial officer, vice presidents and any other persons who perform similar functions for us. Our code of business conduct and ethics is available at our website at ir.xyre.com.

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

	For the Year Ended December 31,
	2008	2009	2010
Audit fees(1)	900,115	730,000	810,307
Audit-related fees(2)	20,000	323,167	454,890
Tax fees(3)	4,296	—	—
All Other fees	—	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public account firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

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

Section 303A.01 of the NYSE Listed Company Manual requires that the board of directors of a listed company consist of a majority of independent directors, as defined by the NYSE. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of directors of a corporation to be independent. As of the date of this annual report, we do not have a majority of independent directors, however we are actively searching for new directors.

Section 303A.04(a) of the NYSE Listed Company Manual requires each issuer to have a nominating and corporate governance committee composed entirely of independent directors. Section 303A.05(a) of the NYSE Listed Company Manual requires each issuer to have a compensation committee composed entirely of independent directors. The corporate governance practice in our home country, the Cayman Islands, does not require the implementation of a compensation committee, nor a nominating and corporate governance committee, nor does it require any such committees to be comprised solely of independent directors. We are committed to a high standard of corporate governance and, as such, we endeavor to comply with most of the NYSE corporate governance practices. We have established a separate compensation committee and a nominating and corporate governance committee. As of this date of this annual report, our corporate governance and nominating committee and our compensation committee does not consist of a majority of independent directors.

Section 303A.06 of NYSE Listed Company Manual requires us to have an audit committee that satisfies the requirements of Section 10A of the Exchange Act. As a foreign private issuer, we are not required to comply with certain other NYSE rules related to audit committees, including the requirement of having a minimum of three members. Our audit committee has as of the date of this annual report, only two members, each of whom satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act, and one such member qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Xinyuan Real Estate Co., Ltd. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

1.2	Amendment to Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.5 from our Form 6-K (File No. 001-33863 ) filed with the SEC on December 10, 2009)

2.1	Indenture regarding the guaranteed senior secured floating rate notes due 2010, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

Exhibit Number	Description of Document

2.2	Indenture Supplement No. 1, dated August 21, 2009, to Indenture regarding the guaranteed senior secured floating rate notes due 2010, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 2.2 from Amendment No. 1. to our annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)

2.3	Indenture regarding the 2% guaranteed convertible subordinate notes due 2012, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

2.4	Indenture Supplement No. 1, dated August 21, 2009, to Indenture regarding 2% guaranteed convertible subordinate notes due 2012, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 2.4 from Amendment No. 1. to our annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)

2.5	Deposit Agreement, dated as of December 11, 2007, among Xinyuan Real Estate Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and holders of American Depositary Shares (incorporated by reference to Exhibit 2.5 from Amendment No. 1. to our annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)

4.1	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.2	2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.3	Share exchange and assumption agreement, dated as of April 9, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd. and Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.4	Amended and Restated shareholders agreement, dated as of October 31, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd., Xinyuan Real Estate Co., Ltd. and, to the extent set forth herein, Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.5	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.6	Form of employment agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.7	Form of confidentiality and non-competition agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.8	English translation of the joint venture contract of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., dated August 20, 2005, among Henan Xinyuan Real Estate Co., Ltd., Zhengzhou General Construction Investment Company and Zhengzhou Jiantou Project Consulting Co., Ltd. (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.9	English translation of financial consulting services agreement, dated December 27, 2006, between Henan Xinyuan Real Estate Co., Ltd. and Beijing Runzheng Investment Consulting Co., Ltd. (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

Exhibit Number	Description of Document

4.10	Equity Transfer and Profit Distribution Agreement among Zhengzhou General Construction Investment Company, Zhengzhou Jiantou Project Consulting Co., Ltd., Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 001-33863 ) filed with the SEC on September 30, 2009)

4.11	Securities Purchase Agreement, dated as of April 15, 2010 between Xinyuan Real Estate, Ltd. and Forum Asian Realty Income II, L.P. (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010)

4.12	Note, dated as of April 15, 2010, issued by Xinyuan Real Estate Co., Ltd. in favor for Forum Asian Realty Income II, L.P. in the aggregate principal amount of US$40,000,000. (incorporated by reference to Exhibit 99.3 from our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010)

4.13	Warrant, dated as of April 15, 2010, to purchase up to 1,516,882 common shares of Xinyuan Real Estate Co., Ltd., issued to Forum Asian Realty Income II, L.P. (incorporated by reference to Exhibit 99.4 from our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010)

4.14	Registration Rights Agreement, dated as of April 15, 2010, between Xinyuan Real Estate Co., Ltd. and Forum Asian Realty Income II, L.P. (incorporated by reference to Exhibit 99.5 from our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010)

4.15	Collateral Agency Agreement, dated as of April 15, 2010, among The Bank of New York Trust Company (Cayman) Limited, The Bank of New York Mellon, Forum Asian Realty Income II, L.P. and Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 99.6 from our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010)

4.16	Equity Mortgage in Respect of Shares of Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited (collectively, the “Hong Kong Companies”), dated April 15, 2010, among Xinyuan Real Estate, Ltd., the Hong Kong Companies and The Bank of New York Mellon, as Collateral Agent. (incorporated by reference to Exhibit 99.7 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010)

4.17	First Equitable Mortgage in Respect of Shares of Xinyuan Real Estate, Ltd., dated April 15, 2010, among Xinyuan Real Estate, Co., Ltd., Xinyuan Real Estate, Ltd. and The Bank of New York Trust Company (Cayman) Limited, as Collateral Agent. (incorporated by reference to Exhibit 99.8 from our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010)

4.18	Debenture, dated April 15, 2010, among Xinyuan Real Estate, Co., Ltd., Xinyuan Real Estate, Ltd. and The Bank of New York Trust Company (Cayman) Limited, as Collateral Agent. (incorporated by reference to Exhibit 99.9 from our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010)

4.19	Debenture, dated April 15, 2010, among Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and The Bank of New York Mellon, as Collateral Agent. (incorporated by reference to Exhibit 99.10 from our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010)

4.20	Pledge and Security Agreement, dated as of April 15, 2010, by and between Xinyuan Real Estate, Ltd. and The Bank of New York Mellon, as Collateral Agent. (incorporated by reference to Exhibit 99.11 from our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010)

4.21	Equity Pledge Agreement, dated as of April 15, 2010, by and among Forum Asian Realty Income II, L.P., Xinyuan Real Estate, Ltd. and Xinyuan (China) Real Estate Co., Ltd. (incorporated by reference to Exhibit 99.12 from our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010)

8.1*	Subsidiaries of Xinyuan Real Estate Co., Ltd.

Exhibit Number	Description of Document

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Ernst & Young Hua Ming

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Xinyuan Real Estate Co., Ltd.

By:	/S/ YONG ZHANG
Name:	Yong Zhang
Title:	Chairman and Chief Executive Officer

Date: April 20, 2011

Xinyuan Real Estate Co., Ltd. and Subsidiaries

As of December 31, 2009 and 2010

For the years ended December 31, 2008, 2009 and 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Xinyuan Real Estate Co., Ltd.

We have audited the accompanying consolidated balance sheets of Xinyuan Real Estate Co., Ltd. and subsidiaries as of December 31, 2009 and 2010 and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xinyuan Real Estate Co., Ltd. and subsidiaries at December 31, 2009 and 2010, and the consolidated results of their operations, their changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Xinyuan Real Estate Co., Ltd.’s and subsidiaries internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 20, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming
April 20, 2011
Beijing, People’s Republic of China

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2009 and 2010

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2009	December 31, 2010
		US$	US$
ASSETS

Current assets
Cash and cash equivalents		157,800,190	213,325,871
Restricted cash		40,239,628	82,305,057
Accounts receivable		9,216,364	3,510,683
Other receivables		32,036,188	6,462,138
Other deposits and prepayments		25,322,116	34,789,500
Advances to suppliers		20,424,942	21,933,342
Real estate property development completed	3	1,306,850	1,470,241
Real estate property under development	3	560,590,419	710,585,316
Due from related parties	15	701,940	—
Due from employees	15	84,576	51,475
Other current assets		1,633,949	611,403

Total current assets		849,357,162	1,075,045,026

Real estate properties held for lease, net	4	17,276,586	19,875,971
Property and equipment, net	5	4,703,196	2,686,946
Other long-term investment	6	241,648	241,648
Interests in an equity investee	7	868,084	—
Deferred tax assets	12	4,593,452	1,924,929
Other assets		4,742,321	4,190,806

TOTAL ASSETS		881,782,449	1,103,965,326

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(continued)

As of December 31, 2009 and 2010

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2009	December 31, 2010
		US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable		97,115,038	150,669,651
Short-term bank loans	8	94,661,844	186,630,722
Customer deposits	11	10,852,400	22,788,928
Income tax payable		11,223,583	40,895,101
Deferred tax liabilities	12	13,185,010	18,731,090
Other payables and accrued liabilities	14	33,504,780	39,162,310
Payroll and welfare payable		4,316,364	4,538,564
Warrant liability	10	264	—
Current portion of long-term debt	10	104,238,775	330,633

Total current liabilities		369,098,058	463,746,999

Long-term bank loans	9	53,015,436	70,213,164
Unrecognized tax benefits	12	12,756,758	13,152,596
Other long-term debt	10	—	38,687,613

Total liabilities		434,870,252	585,800,372

Commitments and contingencies	19

Shareholders’ equity
Common shares, US$0.0001 par value:
Authorized—500,000,000 shares issued and outstanding—153,185,548 shares for 2010 (2009: 151,480,932 shares)	16	15,148	15,319
Additional paid-in capital		503,020,794	507,972,627
Statutory reserves		24,434,918	27,559,300
Accumulated deficit		(117,213,892)	(69,198,063)
Accumulated other comprehensive income		36,655,229	51,448,320

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity		446,912,197	517,797,503

Non-controlling interest		—	367,451

Total equity		446,912,197	518,164,954

TOTAL LIABILITIES AND EQUITY		881,782,449	1,103,965,326

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2008, 2009 and 2010

(All amounts stated in US$, except for number of shares data)

		Year ended December 31
	Notes	2008	2009	2010
		US$	US$	US$
Revenue:
Real estate sales, net of sales taxes of US$21,317,160 in 2008, US$25,839,457 in 2009 and US$26,373,671 in 2010 respectively		352,180,740	441,337,677	438,791,962
Real estate lease income		379,080	320,458	180,891
Other revenue		4,072,137	7,326,359	10,998,992

Total revenue		356,631,957	448,984,494	449,971,845

Costs of revenue:
Cost of real estate sales		(352,299,948)	(351,436,057)	(325,706,756)
Cost of real estate lease income		(582,510)	(598,255)	(1,309,972)
Other costs		(4,098,392)	(7,704,968)	(7,435,828)

Total cost of revenue		(356,980,850)	(359,739,280)	(334,452,556)

Gross profit/(loss)		(348,893)	89,245,214	115,519,289
Selling and distribution expenses		(13,578,240)	(11,443,008)	(10,724,040)
General and administrative expenses		(32,343,349)	(22,214,511)	(22,208,545)

Operating income/(loss)		(46,270,482)	55,587,695	82,586,704
Interest income		3,491,792	2,387,985	2,218,156
Other income/ (expenses)		—	(383,333)	2,381,037
Exchange gains		3,603,164	79,638	201,592
Share of income in an equity investee	7	9,843,083	4,402,098	226,579
Change in fair value of warrant liabilities		16,422,000	169,736	841,560

Income/(loss) from operations before income taxes		(12,910,443)	62,243,819	88,455,628

Income taxes	12	(10,729,508)	(19,824,791)	(37,333,374)

Net income/(loss)		(23,639,951)	42,419,028	51,122,254
Net loss attributable to non-controlling interest		—	—	17,957

Net income (loss) attributable to shareholders		(23,639,951)	42,419,028	51,140,211

Earnings/(loss) per share:
Basic	17	(0.16)	0.28	0.34
Diluted	17	(0.16)	0.26	0.33

Shares used in computation:
Basic	17	149,149,309	151,252,815	152,577,960
Diluted	17	149,149,309	160,871,387	155,397,355

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2008, 2009 and 2010

(All amounts stated in US$, except for number of shares data)

	Year ended December 31
	2008	2009	2010
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	(23,639,951)	42,419,028	51,122,254
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities:
Impairment recognized	55,003,786	—	—
Depreciation and amortization	2,394,951	2,173,278	2,737,723
Stock-based compensation expenses	8,189,903	3,302,750	2,646,699
Deferred tax expense (benefit)	1,528,003	(6,100,697)	10,594,874
Share of earnings in an equity interest	(9,843,083)	(4,402,098)	(226,579)
Remeasurement gain on pre-existing interest in an equity investee at acquisition-date fair value	—	—	(2,352,607)
Exchange gains	(3,603,164)	(79,638)	(201,592)
Changes in fair value of warrant liabilities	(16,422,000)	(169,736)	(841,560)

Changes in operating assets and liabilities:
Accounts receivable	(4,963,446)	(3,889,516)	5,860,928
Real estate property development completed	5,026,184	(3,609,037)	(4,095,668)
Real estate property under development	(252,040,550)	74,774,869	(122,656,772)
Advances to suppliers	2,487,096	(18,973,772)	(1,566,490)
Other receivables	(15,064,188)	11,949,517	4,295,664
Other deposits and prepayments	(14,742,161)	3,438,620	(8,492,221)
Other current assets	(1,145,677)	(685,046)	25,810,028
Other assets	(4,095,150)	1,052,211	109,076
Accounts payable	39,753,870	7,996,345	49,438,402
Customer deposits	(12,538,194)	(3,411,241)	11,346,685
Income tax payable	894,977	5,312,554	23,985,448
Other payables and accrued liabilities	346,277	12,833,400	4,550,058
Payroll and welfare payable	(1,089,432)	2,102,631	86,338
Amount due from employees	324,898	(48,488)	34,946
Accrued interest	(360,626)	(1,479,948)	(763,464)

Net cash provided by/ (used in) operating activities	(243,597,677)	124,505,986	51,422,170

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Year ended December 31
	2008	2009	2010
	US$	US$	US$
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of properties held for lease or property and equipment	(7,808,605)	(182,407)	144,955
Purchase of property and equipment	(1,194,950)	(353,113)	(981,194)
Acquisition of subsidiary, net of cash acquired	—	—	9,268,548

Net cash (used in) / provided by investing activities	(9,003,555)	(535,520)	8,432,309

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common shares	217,881	399,110	15,188
(Increase) / decrease of restricted cash	(6,260,261)	17,757,959	(39,926,219)
Repayments of short-term bank loans	(96,528,845)	(182,082,837)	(171,785,111)
Proceeds from short-term bank loans	87,579,475	67,196,093	147,455,302
Repayment of long-term bank loans	(23,362,203)	(45,279,898)	(59,573,808)
Proceeds from long-term bank loans	105,066,585	33,666,632	178,251,735
Proceeds from other long-term debt	—	—	10,000,000
Repayment of other debt	—	—	(75,000,000)
Repayment from/(loan to) related parties	(36,959)	6,380,871	359,685

Net cash (used in) /provided by financing activities	66,675,673	(101,962,070)	(10,203,228)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(185,925,559)	22,008,396	49,651,251

Effect of exchange rate changes on cash and cash equivalents	12,269,197	133,074	5,874,430
Cash and cash equivalents, at beginning of period	309,315,082	135,658,720	157,800,190

CASH AND CASH EQUIVALENTS, AT END OF PERIOD	135,658,720	157,800,190	213,325,871

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Incomes taxes paid	18,895,137	15,249,936	20,155,434
Total interest paid	26,733,345	20,982,330	24,563,386
SUPPLEMENTARY INFORMATION OF NON-CASH INVESTING ACTIVITIES
Transfer of real estate held for lease to real estate property development completed	—	796,518	—
SUPPLEMENTARY INFORMATION OF NON-CASH FINANCING ACTIVITIES
Non-cash repayment of other debt	—	—	30,000,000

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

For the years ended December 31, 2008, 2009 and 2010

(All amounts stated in US$, except for number of shares data)

	Xinyuan Real Estate Co., Ltd. Shareholders
	Number of Shares	Common Shares	Additional Paid-in Capital	Statutory Reserves	Comprehensive Income	Retained Earnings / (Accumulated Deficit)	Accumulated Other Comprehensive Earnings	Total	Non-controlling Interest	Total
		US$	US$	US$	US$	US$	US$	US$	US$	US$
BALANCE AT DECEMBER 31, 2007	148,398,102	14,840	490,360,637	12,144,645	55,180,754	(123,702,696)	11,081,696	389,899,122	—	389,899,122

Exercise of share option	2,618,938	262	217,881	—	—	—	—	218,143	—	218,143
Foreign currency translation gain	—	—	—	—	25,201,158	—	25,201,158	25,201,158	—	25,201,158
Stock-based compensation expenses	—	—	8,576,296	—	—	—	—	8,576,296	—	8,576,296
Net loss	—	—	—	—	(23,639,951)	(23,639,951)	—	(23,639,951)	—	(23,639,951)
Appropriation of statutory reserves	—	—	—	1,022,773	—	(1,022,773)	—	—	—	—

BALANCE AT DECEMBER 31, 2008	151,017,040	15,102	499,154,814	13,167,418	1,561,207	(148,365,420)	36,282,854	400,254,768	—	400,254,768

Exercise of share option	463,892	46	399,064	—	—	—	—	399,110	—	399,110
Foreign currency translation gain	—	—	—	—	372,375	—	372,375	372,375	—	372,375
Stock-based compensation expenses	—	—	3,466,916	—	—	—	—	3,466,916	—	3,466,916
Net income	—	—	—	—	42,419,028	42,419,028	—	42,419,028	—	42,419,028
Appropriation of statutory reserves	—	—	—	11,267,500	—	(11,267,500)	—	—	—	—

BALANCE AT DECEMBER 31, 2009	151,480,932	15,148	503,020,794	24,434,918	42,791,403	(117,213,892)	36,655,229	446,912,197	—	446,912,197

Exercise of share options	187,734	19	—	—	—	—	—	19	—	19
Conversion of Forum warrants (Note 10)	1,516,882	152	2,237,824	—	—	—	—	2,237,976	—	2,237,976
Jiantou Xinyuan United Real Estate Co., Ltd. as a result of the acquisition of subsidiary (Note 7)	—	—	—	—	—	—	—	—	385,408	385,408
Foreign currency translation gain	—	—	—	—	14,793,091	—	14,793,091	14,793,091	—	14,793,091
Stock-based compensation expenses	—	—	2,714,009	—	—	—	—	2,714,009	—	2,714,009
Net income (loss)	—	—	—	—	51,140,211	51,140,211	—	51,140,211	(17,957)	51,122,254
Appropriation of statutory reserves	—	—	—	3,124,382	—	(3,124,382)	—	—	—	—

BALANCE AT DECEMBER 31, 2010	153,185,548	15,319	507,972,627	27,559,300	65,933,302	(69,198,063)	51,448,320	517,797,503	367,451	518,164,954

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2010 and

For the years ended December 31, 2008, 2009 and 2010

(All amounts stated in US$, except for number of shares data)

1. Background information of business and organization

Xinyuan Real Estate Co. Ltd. (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in residential real estate development and the provision of property management services.

The Company’s subsidiaries as of December 31, 2010 are set out below:

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital RMB’000			Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:

Xinyuan Real Estate, Ltd. (“Xinyuan”)	Cayman Islands January 27, 2006		$50,000	*	100%	Investment holding company

South Glory International Ltd.	Hong Kong January 17, 2001	HK$	10,000	*	100%	Investment holding company

Victory Good Development Ltd.	Hong Kong January 17, 2001	HK$	10,000	*	100%	Investment holding company

Elite Quest Holdings Ltd.	Hong Kong November 19, 2001	HK$	10,000	*	100%	Investment holding company

Xinyuan (China) Real Estate, Ltd. (“WFOE”)	The PRC April 10, 2006		$307,000	*	100%	Investment holding company

Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”)	The PRC May 19, 1997		200,000		100%	Real estate development

Henan Wanzhong Real Estate Co., Ltd.	The PRC February 6, 2005		10,000		100%	Real estate development

Qingdao Xinyuan Xiangrui Real Estate Co., Ltd.	The PRC February 9, 2006		10,000		100%	Real estate development

Shandong Xinyuan Real Estate Co., Ltd.	The PRC June 2, 2006		300,000		100%	Real estate development

Xinyuan Property Service Co., Ltd.	The PRC December 28, 1998		50,000		100%	Providing property management services

Zhengzhou Mingyuan Landscape Engineering Co., Ltd.	The PRC February 17, 2004		2,000		100%	Landscaping engineering and management

Zhengzhou Xinyuan Computer Network Engineering Co., Ltd.	The PRC May 26, 2004		2,000		100%	Installation of intercom systems

Henan Xinyuan Real Estate Agency Co., Ltd.**	The PRC November 6, 2005		2,000		100%	Real estate sales, purchase and lease services

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2010 and

For the years ended December 31, 2008, 2009 and 2010

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital RMB’000	Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:

Suzhou Xinyuan Real Estate Development Co., Ltd.	The PRC November 24, 2006	200,000	100%	Real estate development

Anhui Xinyuan Real Estate Co., Ltd.	The PRC December 7, 2006	50,000	100%	Real estate development

Kunshan Xinyuan Real Estate Co., Ltd.	The PRC January 1, 2008	200,000	100%	Real estate development

Xinyuan Real Estate (Chengdu) Co., Ltd.	The PRC December 12, 2007	220,000	100%	Real estate development

Xuzhou Xinyuan Real Estate Co., Ltd.	The PRC November 09, 2009	50,000	100%	Real estate development

Henan Jiye Real Estate Co., Ltd.	The PRC November 15, 2009	50,000	100%	Real estate development

Beijing Xinyuan Wanzhong Real Estate Co., Ltd.	The PRC March 4, 2008	30,000	100%	Real estate development

Beijing Heju Construction Material Co. Ltd.	The PRC January 16, 2009	30,000	100%	Real estate development

Xinyuan Renju (Beijing) Asset Management Co., Ltd.	The PRC January 16, 2009	30,000	100%	Real estate development

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (“Jiantou Xinyuan”) ***	The PRC June 13, 2005	10,000	100%	Real estate development

Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd. ****	The PRC July 7, 2006	10,000	52%	Real estate development

*	Expressed in US$ or HK$
**	Liquidated on January 4, 2009
***	Acquired on November 1, 2010, which was a formerly 45% owned equity investee
****	Owned by Jiantou Xinyuan

Except when otherwise indicated, equity holdings remained unchanged throughout the year ended December 31, 2010.

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

(c) Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, acquired real estate properties and non-controlling interest, accounts receivable, other deposits and prepayments, due from related parties, due from employees, other receivables, long-term investments, accounts payable, customer deposits, other payables and accrued liabilities, and borrowings. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other deposits and prepayments, due from related parties, due from employees, other receivables, accounts payable, customer deposits, other payables and accrued liabilities, and short-term bank borrowings approximate their fair value due to the short term maturities of these instruments. The Group is exposed to credit risk for financial assets and its maximum amount of loss in the event of non performance by the counterparty is the recorded amount. The Group generally does not require collateral for its financial assets.

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

The Company applies Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures” (“ASC 820”) for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

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

	Fair Value Measurement using quoted price (Level 1)		Fair Value Measurement using Significant Other Observable Inputs (Level 2)		Total
December 31, 2009
Warrant liability	US$	—	US$	264	US$	264
December 31, 2010
Warrant liability	US$	—	US$	—	US$	—

During the year ended December 31, 2009 and 2010, the Company incurred a gain of US$169,736 and US$841,560 respectively resulting from the change in value. These gains are reported as a “change in fair value of warrant liability” in the accompanying consolidated statements of operations, as the warrants are not hedging instruments.

(d) Foreign currency translation

The Group’s financial information is presented in U.S. dollars. The functional currency of the Company is U.S. dollars. The functional currency of the Company’s subsidiaries is Renminbi (“RMB”), the currency of the PRC. Transactions by the Company’s subsidiaries which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than RMB are included in the consolidated statements of operations as exchange gains. The consolidated financial statements of the Company’s subsidiaries have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

	December 31, 2008	December 31, 2009	December 31, 2010
Year end RMB: US$ exchange rate	6.8346	6.8282	6.6227
Period average RMB: US$ exchange rate	6.9480	6.8311	6.7704

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

Cash includes cash on hand and demand deposits in accounts maintained with state-owned and private banks within the PRC and Hong Kong. Total cash in banks at December 31, 2010 amounted to US$213,325,871 (December 31, 2009: US$157,800,190), of which no deposits are covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

(f) Restricted cash

The Group is required to maintain certain deposits with banks that provide mortgage loans to the Group (see Note 9) and the Group’s customers in order to purchase residential units from the Group (see Note 11). These balances are subject to withdrawal restrictions and totaled US$70,186,580 as of December 31, 2010 (December 31, 2009: US$27,142,945). As of December 31, 2010, the Group held US$12,118,477 (December 31, 2009: US$13,096,683) in its restricted cash accounts, representing funds received from loans, which were designated to finance permitted project development expenditures that are subject to approval by the lender. These deposits are not covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

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

Expenditures for land development, including cost of land use rights, deed tax, pre-development costs and engineering costs, are capitalized and allocated to development projects by the specific identification method. Costs are allocated to specific units within a project based on the ratio of the sales value of units to the estimated total sales value times the total project costs.

Costs of amenities transferred to buyers are allocated as common costs of the project that are allocated to specific units as a component of total construction costs. For amenities retained by the Group, costs in excess of the related fair value of the amenity are also treated as common costs. Results of operations of amenities retained by the Group are included in current operating results.

In accordance with ASC 360, “Property, Plant and Equipment” (“ASC 360”), real estate property development completed and under development are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

When the profitability of a current project deteriorates due to a slow down in the sales pace, reduction of pricing or some other factor, this indicates that there may be a possible future loss on delivery and possible impairment in the recoverability of the assets. Accordingly, the assets of such project are subsequently reviewed for future losses and impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset’s carrying value such deficit will be charged as a future loss and the asset will then be written down to its estimated fair value.

The Company determines estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, the Company uses various factors including (a) the expected pace at which the planned number of units will be sold, based on competitive market conditions, historical trends in sales pace and actual average selling prices of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; (b) the estimated net sales prices expected to be attained based on the current market conditions and historical price trends, as well as any estimated increases in future sales prices based upon the projected rate of unit sales, the estimated time gap between presale and expected delivery, the impact of government policies, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; and (c) the expected costs to be expended in the future by the Company, including, but not limited to, construction cost, construction overhead, sales and marketing, sales taxes and interest costs.

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

For the years ended December 31, 2008, 2009 and 2010, the impairment for real estate property under development was US$55.0 million, US$ nil, and US$ nil, respectively. The property impaired in 2008 was located in the Jiangsu segment.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

(h) Revenue recognition

Real estate sales are reported in accordance with the provisions of ASC 360, “Property, Plant and Equipment” and ASC 976, “Real Estate-Retail Land”.

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

The effect of changes to total estimated contract cost or revenues, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under real estate property under development. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits. As of December 31, 2009 and December 31, 2010, the amounts received from customers in excess of revenues recognized were US$73.4million and US$128.5million, respectively.

Any losses incurred or forecast to occur on real estate transactions are recognized in the period in which the loss is first anticipated.

Real estate lease income is recognized on a straight-line basis over the terms of the tenancy agreements. Depreciation cost and maintenance cost of the property are recorded as the cost of rental income.

Other revenue includes services ancillary to the Group’s real estate projects, including property management, landscaping and computer network engineering.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Accounts receivable are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances become doubtful. As of December 31, 2009 and 2010, the allowance for doubtful debts was US$ nil and US$ nil, respectively.

(j) Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which the Group has business relationships.

Other receivables are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances becomes doubtful. As of December 31, 2009 and 2010, the allowance for doubtful debts was US$ nil and US$ nil, respectively.

(k) Advances to suppliers

Advances to suppliers consist of balances paid to contractors and vendors for services and materials that have not been provided or received and generally relate to the development and construction of residential units in the PRC. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the services and materials become doubtful. As of December 31, 2009 and 2010, the allowance for doubtful debts was US$ nil and US$ nil, respectively.

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

As of December 31, 2009, the Group had investments in two companies in the PRC that specialize in the real estate industry. The Group had 45% and 1.85% interests in them, respectively. As of December 31, 2010, the Group only has a 1.85% shareholding in a company (see Note 6 and Note 7).

For the 45% owned equity investee, the Group accounted for the investment under the equity method through November 1, 2010. Investment income or loss was recognized by the Group according to its 45% holding in the equity investee for the year ended December 31, 2009 and for the period from January 1 to November 1, 2010. On November 1, 2010, the Group acquired the remaining 55% equity interest, making the investee a wholly-owned subsidiary of the Company.

For the 1.85% owned company, the Group does not exercise significant influence over it and the Group accounts for the investment under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible.

(q) Capitalized interest

The Group capitalizes interest as a component of building construction costs in accordance with ASC 835, “Interest” (“ASC 835”).

As a result of the total interest costs capitalized during the period, the interest expense for the years ended December 31, 2008, 2009 and 2010, was as follows:

	2008	2009	2010
	US$	US$	US$
Accretion of discount from embedded derivative on Convertible Subordinated Notes	517,077	515,664	1,045,763
Accretion of discount arising from embedded derivative on Senior Floating Rate Notes	1,217,628	1,214,301	302,743
Amortization of issuance cost related to other long term debt	1,557,975	1,445,191	1,044,284
Accretion of discount arising from warrants on Senior Floating Rate Notes	2,493,883	2,487,069	620,064
Accretion of discount arising from warrants on Guaranteed Senior Secured Note	—	—	730,348
Put option contingency expenses	—	5,000,000	—
Interest on borrowings	26,461,117	24,137,852	26,444,942

Total interest costs	32,247,680	34,800,077	30,188,144
Less: total interest costs capitalized	(32,247,680)	(34,800,077)	(30,188,144)

Interest expense, net	—	—	—

(r) Retirement benefits

Regulations in the PRC require the Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in the PRC, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the year ended December 31, 2008, 2009 and 2010, the level of contribution to these funds for each employee was determined at 38% of their average salary determined by the Social Welfare Bureau. For the year ended December 31, 2010, the Group recorded expense in the amount of US$1,397,426 (2008: US$2,062,315; 2009: US$935,791).

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

(t) Income taxes

The Group accounts for income tax using the balance sheet method. Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as unutilized net operating losses. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Group is able to realize their benefits, or that future utilization is uncertain. The Company assesses its need for valuation allowances by tax reporting unit by jurisdiction. Generally, each of the Company’s reportable operating segments is organized in a separate tax reporting unit in a single tax jurisdiction.

Interest and penalties arising from underpayment of income taxes is recognized according to the relevant tax law. The amount of interest expense to be recognized is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with ASC 740-10, “Income Tax” (“ASC 740-10”) is classified in the consolidated financial statements as interest expense, while penalties recognized in accordance with this Interpretation are classified in the consolidated financial statements as other expenses.

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

(v) Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Group’s only components of comprehensive income during the years ended December 31, 2008, 2009 and 2010 were net income and the foreign currency translation adjustment.

(w) Advertising and promotion expenses

Advertising and promotion costs are expensed as incurred, or the first time the activity takes place, in accordance with ASC 720-35, “Advertising Costs”. For the year ended December 31, 2010, the Group recorded advertising and promotion expenses of US$9,117,423 (2008: US$5,917,148; 2009: US$8,696,895).

(x) Leases

In accordance with ASC 840, “Leases”, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

The Group has no capital leases for any of the periods stated herein. For the year ended December 31, 2010, the Group recorded lease expenses of US$1,653,781 (2008: US$2,186,888; 2009: US$1,778,052).

(y) Property warranty

The Company and its subsidiaries provide customers with warranties which cover major defects of building structure and certain fittings and facilities of properties sold as stipulated in the relevant sales contracts. The warranty period varies from two months to three years, depending on different property components the warranty covers.

The Group regularly estimates potential costs for materials and labor with regard to warranty-type claims expected to be incurred subsequent to the delivery of a property. Reserves are determined based on historical data and trends with respect to similar property types and geographical areas. The Group regularly monitors the warranty reserve and makes adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Group may seek recourse against its contractors or any related third parties if it can be demonstrated they are at fault. In addition, the Group withholds up to 5% of the contract cost from sub-contractors for periods of 2 to 5 years. These amounts are included in current liabilities, and are only paid to the extent that there has been no warranty claim against the Group relating to the work performed or materials supplied by the subcontractors. For the years ended December 31, 2008, 2009 and 2010, the Group had not recognized any warranty liability or incurred any warranty costs in excess of the amount retained from subcontractors.

(z) Earnings per share

Earnings per share is calculated in accordance with ASC 260, “Earnings Per Share”. Basic earnings per share is computed by dividing net income attributable to holders of common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common shares issuable upon the conversion of the convertible, redeemable preference shares were included in both basic and diluted earnings per common share computation for the period during which they were outstanding, as they are considered participating securities. Contingent exercise price resets are accounted for in a manner similar to contingently issuable shares.

Common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. The nonvested shares granted with performance condition are excluded in the computation of diluted EPS unless the options are dilutive and unless their conditions (a) have been satisfied at the reporting date or (b) would have been satisfied if the reporting date was the end of the contingency period.

(aa) Convertible subordinated notes

On April 13, 2007, the Company issued 2% Convertible subordinated notes due 2012 (the “Convertible Notes”) with an aggregate principal amount of US$25 million. The holder had the right, at such holder’s option, to convert the principal amount of the Convertible Notes, or any portion of such principal amount which was a multiple of US$100,000, into fully paid and non-assessable common shares (as such shares were then constituted) at the conversion price in effect at such time. On April 15, 2010, the Company paid in full the outstanding principal amount of, and accrued and unpaid interest on, the Convertible Notes. The put option interest of about US$5.0 million was also paid to the bondholder pursuant to mutual agreement. See Note 10 for a discussion of the put option.

Given that the Convertible Notes were debt in their legal form and not a derivative in their entirety, they were not considered a financial instrument within the scope of ASC 480, “Distinguishing Liabilities from Equity”.

According to the terms of the Convertible Notes, the Notes bore interest at 2% per annum, but they were subject to an increase to 8% if a qualifying IPO did not occur prior to October 15, 2009, from and including October 15, 2009 to maturity. Hence, the contingent interest was indexed to the qualifying IPO, which was not considered clearly and closely related to the economic characteristics of the debt host. Accordingly, the contingent interest feature was considered an embedded derivative that was bifurcated from the Convertible Notes and valued separately. The contingent interest was initially recorded as a derivative liability associated with long-term debt at fair value of US$2,543,000. As the IPO was completed on December 12, 2007, the fair value at December 31, 2007 was zero, with the resulting change in fair value recognized in current earnings, net of amounts capitalized. The Company evaluated and determined that there was no other embedded derivative requiring bifurcation from the Convertible Notes.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

The Convertible Notes, net of the contingent interest feature, were accreted to their face amount at maturity using the effective interest method. Since a qualifying IPO occurred prior to April 2, 2012, the debt amount, including any unamortized debt discount on the Convertible Notes could be immediately credited to equity upon conversion.

On April 15, 2010, upon mutual agreement with the holder of the Convertible Notes, the holder exercised its option to demand that the Company repurchase the Convertible Notes, for cash, at a repurchase price of 120% of the principal amount, plus an accrued and unpaid interest. As such, the Company paid in full the outstanding principal amount of, and accrued and unpaid interest on, the Convertible Notes. The remaining 20% principal amount, which was accrued for as put option contingency expense of December 31, 2009 amounting to US$5.0 million, was also paid to the holder pursuant to the mutual agreement (see Note 10).

(ab) Senior Floating Rate Notes and Warrants

On April 13, 2007, the Company issued Senior Floating Rate Notes due 2010 (the “FRNs”) with a par value of US$100,000 with an aggregate principal amount of US$75 million and detachable warrants to subscribe for common shares (the “FRN Warrants”). On April 15, 2010, the Company paid in full the outstanding principal amount of, and accrued and unpaid interest on, the floating rate notes. The outstanding warrants to purchase common shares originally issued with the floating rate notes expired upon the maturity of the notes.

Given that the FRNs are debt in their legal form, they have been classified as other long-term debt. According to ASC 815-40-25, “Contracts in Equity’s Own Equity” (“ASC 815-40-25”), the portion of the proceeds of debt securities issued with detachable stock purchase warrants that is allocable to the warrants were accounted for as a derivative liability associated with other long-term debt. The allocation is based on the relative fair value of the two securities at time of issuance. Any resulting discount or premium on the debt securities is accounted for as such.

FRNs

According to the terms of the FRNs, the Company could have repurchased or redeemed in cash the FRNs on the third anniversary of the issuance date at the price equal to 100% of the principal amount, and if no qualifying IPO had occurred on or prior to the expiration of 30 months after their issuance, the repurchase price would be equal to 112% of the principal amount plus accrued but unpaid interest. Hence, the additional premium was indexed to the Qualifying IPO, which is not considered clearly and closely related to the economic characteristics of the debt host. Accordingly, the premium was considered an embedded derivative that has been bifurcated from the FRNs and valued separately.

FRN Warrants

One FRN with par value of US$100,000 attached with one warrant is called one unit, and one unit was issued at the price of US$100,000. Therefore, a total of 750 units were issued. Upon issuance, the FRN Warrants were immediately separable and detachable. Each FRN Warrant entitles the holder to purchase 7,142 common shares at US$5.60 per share.

The FRN Warrants were initially recorded as a derivative liability associated with long-term debt at a fair value of US$7,359,000 and expired in April, 2010 (December 31, 2009: US$264). The FRN Warrants are recorded as “warrant liability” on the accompanying balance sheet. The fair value was determined by utilizing the Black-Scholes model. The proceeds, net of the portion allocated to the warrants, are allocated to the FRNs, which will be accreted to its face amount at maturity using the effective interest method. The accretion amount is recognized as interest expense.

(ac) Guaranteed Senior Secured Note and Warrants

On April 15, 2010, the Company entered into a Securities Purchase Agreement (the “Forum agreement”) with Forum Asian Realty Income II, L.P. (the “Forum”), pursuant to which the Company agreed to issue to Forum: (i) a guaranteed senior secured note in the aggregate principal amount of US$40,000,000 due April 15, 2013 (the “Secured Note”) and (ii) warrants to purchase up to 1,516,882 common shares, par value US$0.01 per share, of the Company (the “ Forum Warrants”) (see Note 10).

Given that the Secured Note is debt in its legal form, it has been classified as other long-term debt. According to ASC 815-40-25, the portion of the proceeds of debt securities issued with detachable stock purchase warrants that is allocable to the warrants are accounted for as a derivative liability associated with other long-term debt. The allocation is based on the relative fair value of the two securities at time of issuance. Any resulting discount or premium on the debt securities is accounted for as such.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Secured Note

The Secured Note bears interest at 15.6% per annum payable semi-annually. The Note has a three-year term maturing on April 15, 2013. It is subject to events of defaults customary for senior secured notes. It is guaranteed by the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited. The Secured Note is secured by a first priority security interest in the assets of the Company and its subsidiaries located outside of the People’s Republic of China and, subject to approval and registration with the relevant governmental authorities, a pledge of the shares of Xinyuan (China) Real Estate Co., Ltd., a wholly foreign-owned limited liability company organized under the laws of the PRC, and a negative pledge of certain of Xinyuan (China) Real Estate Co., Ltd.’s assets.

Forum Warrants

The Forum Warrants grant Forum the right to acquire 1,516,882 common shares at an exercise price of US$0.01 per share, subject to anti-dilution adjustments only in the event of a stock-split or similar reclassification of the Company’s capital stock. The Warrants may be exercised to purchase common shares (deliverable in the form of American depositary shares, each representing two common shares), at any time or times during their three-year term which expires on April 15, 2013.

The Forum Warrants were initially recorded as a derivative liability associated with long-term debt at a fair value of US$3,049,509. The Forum Warrants are recorded as “warrant liability” on the accompanying balance sheet. The fair value was determined by utilizing the Black-Scholes model. The proceeds, net of the portion allocated to the warrants, are allocated to the Secured Note, which will be accreted to its face amount at maturity using the effective interest method. The accretion amount is recognized as interest expense.

On May 12, 2010, Forum exercised the warrants to purchase 1,516,882 common shares at the price of US$0.01 per share (see Note 10).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

(ad) Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the life of the loan to which they relate using the effective interest method.

(ae) Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2010, ten real estate development projects (Chengdu Xinyuan Splendid I, Suzhou International City Garden, Suzhou Lake Splendid, Suzhou Colorful Garden, Shandong Elegant Scenery, Shandong International City Garden, Kunshan International City Garden, Henan Colorful Garden, Henan Finance Square, and Anhui Wangjiang), which recognized gross profits in 2009, had changes in their estimated gross profit margins. As of December 31, 2010, each of these projects has a percentage of completion at 78% or more. As the gross floor area sales and the selling price showed a rising trend during the year ended December 31, 2010, the Company revised upwards its prior estimates related to selling prices and total estimated sales values, which lead to a decrease of the percentage sold and thus a decrease in the recognized costs. As a result of the changes in gross profit, net income and basic and diluted earnings per share increased by US$11.7 million (2009:US$24.4 million), US$9.7 million (2009: US$21.1 million), US$0.06 per share (2009: US$0.14 per share) and US$0.06 per share (2009: US$0.13 per share), respectively, for the year ended December 31, 2010.

In the third quarter of 2010, the Company found that certain of its contracted buyers for the Kunshan International City Garden project were not able to secure mortgages at terms and amounts foreseen at the time of contract execution, resulting from the government issued new mandates on housing policy affecting the availability of mortgage financing in 2010. As a result, the Company recognized sales reversals of US$42.8 million related to sales contracts related to 348 apartments. The average selling price (“ASP”) for these signed but open contracts was approximately RMB8,200 per square meter, and as of December 31 2010, the ASP for the Kunshan project exceeded RMB9,500 per square meter. Many buyers may choose to execute their existing contracts due to the price advantage and due to the projected delivery time approaching this year. However, it is not certain that each of these contracts will result in an ultimate sale due to the uncertainty of executing mortgages before the actual delivery. Thus, the Company has taken the position that contracts that are not clearly executable under prevailing government policies will not be recognized as revenue under the percentage of completion method. The reversals, which represent 12.0% of all project-to-date contract sales for Kunshan, reduced revenue by US$31.5 million under the percentage of completion method for the year ended December 31, 2010. As a result of the change, net income and basic and diluted earnings per share decreased by US$5.5 million, US$0.04 per share and US$0.04 per share, respectively, for the year ended December 31, 2010. In all of other projects throughout China, where over 90% of buyers are owner occupiers and not speculators, there is no significant mortgage availability problem and, thus, no reversals have been recorded.

(af) Share-based compensation

The Group has adopted ASC 718, “Compensation-Stock Compensation”, which requires that share-based payment transactions with employees, such as restricted shares or stock options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, which is generally the vesting period. The Company issues new shares to employees when options are exercised.

For options granted with performance condition, share-based compensation expense is recognized based on the probable outcome of the performance condition. A performance condition is not taken into consideration in determining fair value of the nonvested shares granted.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

(ag) Recent accounting pronouncements

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements, which amends ASC 820 to require the disclosure of additional information related to fair value measurement and provide clarification to existing requirements for fair value measurement disclosure. ASU 2010-06 was effective for the Company beginning January 1, 2010. The adoption of ASU 2010-06 did not have a material impact on the Group’s consolidated financial statements.

In July 2010, the FASB issued a final Accounting Standards Update 2010-20 (“ASU 2010-20”) , which requires entities to provide extensive new disclosures in the financial statements about the financing receivables, including credit risk exposures and the allowance for credit losses. A financing receivable is an arrangement that represents a contractual right to receive money on demand or on fixed or determinable dates and that is recognized as an asset in the entity’s statement of financial position. Entities with financing receivables will be required to disclose, among other things (a) a roll-forward of the allowance for credit losses; (b)credit quality information such as credit risk scores or external credit agency ratings; (c) impaired loan information; (d) modification information; and (e)non-accrual and past due information. For public entities, the disclosures are effective for interim and annual reporting periods ending on or after December 15, 2010. The Group adopted ASU 2010-20 as of December 31, 2010. The adoption of ASU 2010-20 did not have a material impact on the Group’s consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28 (“ASU 2010-28”), Intangibles — Goodwill and Other (“ASC 350”): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The objective of this standard is to address questions about entities with reporting units with zero or negative carrying amounts because some entities concluded that Step 1 of the test is passed in those circumstances because the fair value of their reporting unit will generally be greater than zero. The amendments in this standard modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Group does not expect the adoption of ASU 2010-28 will have a material impact on its consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29 (“ASU 2010-29”), Disclosure of Supplementary Pro Forma Information for Business Combinations (“ASC 805”). The objective of this standard is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. This standard specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This standard also expands the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This standard is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company does not expect the adoption of ASU 2010-29 will have a material impact on its consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

3. Real estate property development completed and under development

The following summarizes the components of real estate property completed and under development at December 31, 2009 and 2010:

	December 31, 2009	December 31, 2010
	US$	US$
Development completed:
Zhengzhou Xinyuan Splendid 1A	232,959	226,091
Zhengzhou Xinyuan Splendid 3A3B3C	51,059	52,642
Zhengzhou Commercial Plaza	—	10,061
Zhengzhou Longhai Garden	796,518	—
Suzhou Lake Splendid	—	440,071
Suzhou Colorful Garden	—	384,353
Jinan City Family	46,062	31,233
Hefei Wangjiang Garden	180,252	325,790

Real estate property development completed	1,306,850	1,470,241
Under development:
Current:
Suzhou Lake Splendid	2,822,354	—
Suzhou International City Garden	136,044,114	135,511,818
Suzhou Colorful Garden	29,168,237	—
Xuzhou Colorful Garden	32,088,483	46,241,852
Zhengzhou Commercial Plaza	996,387	—
Zhengzhou Xinyuan Colorful Garden	113,325,457	46,646,119
Zhengzhou Modern City	50,373,359	81,727,603
Zhengzhou Century East A	21,056,197	23,851,265
Zhengzhou Century East B	55,070,598	64,158,671
Zhengzhou Royal Place	72,075,920	78,163,709
Jinan International City Garden	59,068,888	5,220,378
Jinan Xinyuan Splendid	—	204,066,031
Kunshan International City Garden	226,599,115	162,449,821
Chengdu Xinyuan Splendid I	97,122,280	68,528,161
Chengdu Xinyuan Splendid II	60,788,501	94,017,899
Zhengzhou Yinpingxiangshan I	—	14,491,672
Zhengzhou Yinpingxiangshan II	—	53,934,244

	956,599,890	1,079,009,243
Profit recognized	111,061,353	142,628,524
Less: progress billings (see Note 11)	(507,070,824)	(511,052,451)
Real estate property under development—current	560,590,419	710,585,316

Real estate property under development—non-current	—	—

Total real estate property under development	560,590,419	710,585,316

Total real estate property development completed and under development	561,897,269	712,055,557

As of December 31, 2010, land use rights included in the real estate properties under development totaled US$ 590,215,527 (2009: US$482,798,170).

As of December 31, 2010, real estate properties under development with an aggregate net book value of US$ 397,692,383 (2009: US$295,912,197) were pledged as collateral for certain bank loans.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

4. Real estate properties held for lease, net

	December 31, 2009	December 31, 2010
	US$	US$
Elementary schools	3,123,639	3,220,565
Basement Parking	1,773,547	1,828,580
Kindergartens	2,349,228	3,554,399
Parking facilities	11,131,557	11,389,501
Clubhouses	1,035,508	3,901,167

Total costs	19,413,479	23,894,212
Accumulated depreciation	(2,136,893)	(4,018,241)

Real estate properties held for lease, net	17,276,586	19,875,971

Depreciation expense for year ended December 31, 2010 amounted to US$1,218,126 (2008: US$485,346; 2009: US$498,356).

As of December 31, 2010, real estate properties held for lease with an aggregate net book value of US$nil (2009: US$nil) were pledged as collateral for certain bank loans.

As of December 31, 2010, minimum future rental income on non-cancellable leases, in aggregate and for each of the five succeeding fiscal years and thereafter, is as follows:

Year	Amount
US$
2011	567,803
2012	575,353
2013	581,392
2014	581,392
2015	583,383
Thereafter	10,650,423

Total	13,539,746

5. Property and equipment, net

Property and equipment consisted of the following:

	December 31, 2009	December 31, 2010
	US$	US$
Buildings and improvements	3,059,362	636,749
Vehicles	1,888,200	2,145,381
Furniture and fixtures	2,200,496	2,898,854

Total	7,148,058	5,680,984
Accumulated depreciation	(2,444,862)	(2,994,038)

Property and equipment, net	4,703,196	2,686,946

Depreciation expense for the year ended December 31, 2010 amounted to US$1,138,887 (2008: US$498,219; 2009: US$801,553).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

6. Other long-term investment

As of December 31, 2009 and 2010, the other long-term investment that was accounted for at cost consisted of the following:

Investee	Initial Cost	Ownership	December 31, 2009	December 31, 2010
	US$		US$	US$
Henan Lianhe Real Estate Co., Ltd.	241,648	1.85%	241,648	241,648

For the year ended December 31, 2008, 2009 and 2010 the Group recognized no investment loss or profit. As of December 31, 2009 and 2010, management noted no indicators of impairment related to this investment.

7. Acquisition of Jiantou Xinyuan

On September 30, 2009, Xinyuan’s wholly owned subsidiary, Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”), signed an agreement to acquire the remaining 55% equity interest in Jiantou Xinyuan it did not currently own to expand its portfolio of real estate projects. As a result, Xinyuan became the sole shareholder of Jiantou Xinyuan. Jiantou Xinyuan was a joint venture among Zhengzhou General Construction Investment Company (“Jiantou Construction”), which held 50% of Jiantou Xinyuan’s registered capital; Zhengzhou Jiantou Project Consulting Co., Ltd. (“Engineering Consulting Company”), which held 5% of Jiantou Xinyuan’s registered capital; and Henan Xinyuan, which held 45% of Jiantou Xinyuan’s registered capital.

The acquisition was completed on November 1, 2010 and the purchase price was US$4.4 million (RMB29.2 million) in cash on the date of acquisition. As the Company formerly owned 45% equity interest of Jiantou Xinyuan, Jiantou Xinyuan had been accounted for as an equity method until November 1, 2010, the date Jiantou Xinyuan became a wholly-owned subsidiary. The results of Jiantou Xinyuan have been included in the Company’s consolidated financial statements since November 1, 2010.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition on November 1, 2010.

US$

Total purchase price	4,362,647
Fair value of 48% noncontrolling interest of Jiantou Xinyuan United Real Estate Co, Ltd	382,008
Fair value of 45% equity interests of Jiantou Xinyuan owned by the Company	3,569,438
Debt assumed	13,904,255

Total purchase consideration	22,218,348

Net identifiable assets acquired:
Cash and cash equivalents	13,744,581
Trade accounts receivables	1,634,674
Real estate property development completed	708,388
Real estate property under development	66,888,076
Other currents assets	11,239,770
Other assets	184,736
Current liabilities	(67,393,903)
Deferred tax liabilities	(4,787,974)

Net assets acquired	22,218,348

Jiantou Xinyuan owns a 52% equity interest in Jiantou Xinyuan United Real Estate Co, Ltd. and the remaining 48% equity interest belongs to one third party.

Since no project is currently under construction or for sale, or is there any land in possession of Jiantou Xinyuan United Real Estate Co., Ltd., the fair value of Jiantou Xinyuan United Real Estate Co., Ltd approximates the net book value of assets. As a result, the fair value of the noncontrolling interest is the Company’s proportionate share of the net book assets of Jiantou Xinyuan United Real Estate Co., Ltd as of the acquisition date. The fair value of 45% equity interest of Jiantou Xinyuan owned by the Company was derived from the total purchase price of Jiantou Xinyuan’s 55% equity interest. The fair values of the real estate properties were determined with the assistant of an independent value. The fair value was determined based on an independent valuation using the market value approach, based on current market transactions and other market data.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

As part of the purchase of Jiantou Xinyuan, the Company recognized a gain on the remeasurement of its previously held 45% interest in Jiantou Xinyuan amounting to US$2.4 million, reported as “other income” in the Statements of Operations.

The amount of revenue and net loss of Jiantou Xinyuan included in the Company’s consolidated statement of operations for the period from November 1, 2010, the acquisition date, to December 31, 2010 are as follows:

US$
Revenue	3,113,794
Cost of revenue	4,634,247
Gross loss	(1,520,453)
Net loss	(684,406)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Unaudited pro forma consolidated financial information

The following unaudited pro forma consolidated financial information for the years ended December 31, 2009 and 2010 are presented as if the acquisition had occurred at the beginning of the period presented. These pro forma results have been prepared for comparative purpose only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated. The pro forma adjustments are based on available information and certain assumptions the management believes are reasonable.

	Year Ended December 31, 2009	Year Ended December 31, 2010
	(unaudited)	(unaudited)
	US$	US$
Revenue	539,521,141	496,133,731
Cost of revenue	415,989,008	371,259,719
Gross profit	123,532,133	124,874,012
Operating expenses	37,617,411	35,006,046
Net income (loss)	63,731,526	34,649,475
Earnings per diluted shares	0.40	0.22

Jiantou Xinyuan was a 45% equity investee through November 1, 2010 at which time Henan Xinyuan acquired the remaining 55% equity interest making Jiantou Xinyuan a 100% owned subsidiary of Xinyuan. At December 31, 2009, the carrying value of the investment in the equity of Jiantou Xinyuan was US$868,084 with an initial cost of US$569,296.

For the year ended December 31, 2009, the investee recognized earnings of US$9,786,450 (2008: US$21,931,490). The Group’s share of the income of the equity investee was US$4,402,098 (2008: US$9,843,083). For the period from January 1, 2010 to November 1, 2010, the investee recognized losses of US$336,010. The Group’s share of the income of the equity investee was US$226,579.

In 2009, Jiantou Xinyuan declared a dividend of US$52.7 million, which the Group recorded as other receivable of US$23.7 million for its 45% share. No dividends were declared in 2010.

Jiantou Xinyuan is developing one project which is excluded from the Group’s interest. Losses from this project included in the amounts above were US$651,594 in 2010 (2008 losses: US$276,639; 2009 losses: US$ nil).

Variable Interest Entity

In accordance with ASC 810-10-25, “Consolidation”, Jiantou Xinyuan is a variable interest entity, as it was established with insufficient equity at risk. Prior to the acquisition of the remaining 55% interest above, the Group was not considered as the primary beneficiary, as it does not absorb the majority of Jiantou Xinyuan’s expected losses or residual returns.

Jiantou Xinyuan was established as a joint venture corporation between the Group and two unrelated companies in 2005. Its purpose is to undertake residential property development projects in Zhengzhou city, Henan province.

Summarized consolidated balance sheet information of Jiantou Xinyuan is as follows:

	December 31, 2009	November 1, 2010*
	US$	US$
Current assets	109,524,044	76,252,900
Non-current assets	277,982	184,736
Current liabilities	109,612,018	73,415,514
Non-current liabilities	1,790,077	—
Venturer’s capital	462,137	2,640,114

*	Prior to acquisition of remaining 55% equity interest by Henan Xinyuan.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Summarized consolidated statement of operations information of Jiantou Xinyuan is as follows:

	Year Ended December 31, 2008	Year Ended December 31, 2009	Period from January 1, 2010 to November 1, 2010
	US$	US$	US$
Revenue	120,849,781	90,536,647	46,111,218
Cost of revenue	73,333,368	56,249,728	36,789,406
Gross profit	47,516,413	34,286,919	9,321,812
Operating expenses	5,918,698	3,959,892	2,073,461
Income (loss) from operation before minority interest	23,593,305	10,803,826	(1,485,556)
Net income (loss)	21,931,490	9,786,450	(336,010)

8. Short-term bank loans

Short term bank loans represent amounts due to various banks and are due on the dates indicated below. These loans generally can be renewed with the banks. Short term bank loans at December 31, 2009 and 2010 consisted of the following:

	December 31, 2009	December 31, 2010
	US$	US$
Loans from China Construction Bank,
Due September 22, 2010, at 5.4% per annum	1,464,515	—
Due September 22, 2010, at 5.4% per annum	1,464,515	—
Due September 22, 2010, at 5.4% per annum	4,393,544	—
Due September 22, 2010, at 5.4% per annum	14,645,148	—

	21,967,722	—
Loans from Industrial and Commercial Bank of China (“ICBC”),
Due May 25, 2010, at 5.94% per annum	19,009,402	—

	19,009,402	—
Loan from China Agriculture Bank,
Due November 17, 2010, at 5.40% per annum	7,322,574	—
Due November 17, 2010, at 5.40% per annum	7,322,574	—
Due December 20, 2010, at 5.40% per annum	2,929,030	—
Due July 13, 2011, at 5.40% per annum	—	2,868,921
Due June 1, 2011, at 5.31% per annum	—	7,549,791
Due December 20, 2011, at 5.40% per annum	—	7,549,791
Due February 10, 2013, at 5.13% per annum*	—	22,855,967
Due February 10, 2013, at 5.32% per annum*	—	15,949,848
Due April 23, 2013, at 5.13% per annum*	—	12,683,648
Due May 5, 2013, at 5.60% per annum*	—	15,099,582
Due May 19, 2013, at 5.13% per annum*	—	11,475,684

	17,574,178	96,033,232
Loan from Guangdong Development Bank,
Due April 16, 2010, at 5.31% per annum	7,029,671	—
Due April 16, 2010, at 5.31% per annum	4,686,447	—

	11,716,118	—

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

	December 31, 2009	December 31, 2010
	US$	US$
Loan from Bank of China,
Due February 7, 2010, at 5.13% per annum	14,645,149	—
Due February 8, 2010, at 5.67% per annum	2,426,701	—

	17,071,850	—
Loan from Bank of Jiangsu
Due December 24, 2012, at 5.40% per annum**	7,322,574	7,549,791
Due December 24, 2012, at 5.40% per annum**	—	7,549,791

	7,322,574	15,099,582
Loan from Zhongrong International Trust Co., Ltd
Due April 16, 2011, at 5.61% per annum	—	37,748,954
Due April 21, 2011, at 5.61% per annum	—	37,748,954

	—	75,497,908
Total short-term bank loans	94,661,844	186,630,722

*:	Pursuant to the loan contracts with China Agriculture Bank, the Group has an obligation to repay the loan in advance if certain sales ratios required by the bank are achieved. Therefore, some loans from China Agriculture Bank have been classified as short-term as of December 31, 2010.
**:	Pursuant to the loan contract with Bank of Jiangsu, the Group has an obligation to repay the loan on demand if required by the Bank. Therefore, the loan from Bank of Jiangsu has been classified as short-term as of December 31, 2009 and 2010.

As of December 31, 2010, the Group’s short term bank loans are all denominated in RMB and are mainly secured by the Group’s real estate properties under development with net book value of US$134,442,998 (December 31, 2009: US$248,754,820).

The weighted average interest rate on short-term bank loans as of December 31, 2010 was 5.42% (December 31, 2009: 5.46%).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

9. Long-term bank loans

Long-term bank loans as of December 31, 2009 and 2010 consisted of the following:

	December 31, 2009	December 31, 2010
	US$	US$
Loan from China Construction Bank,
Due December 24, 2012, at 4.86% per annum	7,322,574	—

	7,322,574	—
Loan from ICBC,
Due September 9, 2011 at 7.65% per annum	585,806	—
Due September 27, 2011 at 5.67% per annum	1,171,612	—
Due November 2, 2013 at 5.60% per annum	—	7,549,791

	1,757,418	7,549,791
Loan from China Agriculture Bank,
Due November 20, 2011, at 5.76% per annum	5,858,059	—
Due November 20, 2011, at 5.76% per annum	1,244,838	—
Due November 20, 2011, at 5.76% per annum	10,471,281	—
Due December 20, 2011, at 5.40% per annum	7,322,573	—
Due March 2, 2012, at 5.40% per annum	10,251,604	10,569,707
Due March 2, 2012, at 5.40% per annum	8,787,089	9,059,749
Due June 1, 2012, at 5.40% per annum	—	10,569,707
Due February 10, 2013, at 5.13% per annum	—	19,120,869
Due February 10, 2013, at 5.32% per annum	—	13,343,341

	43,935,444	62,663,373
Total long-term bank loans	53,015,436	70,213,164

As of December 31 2010, the contractual maturities of these loans are as follows:

Year	Amount
US$
2011	186,630,722
2012	30,199,163
2013	40,014,001
Less: short-term loans (Note 8)	(186,630,722)
Total long-term bank loans	70,213,164

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

As of December 31, 2010, the Group’s long term bank loans are all denominated in RMB and are mainly secured by the Group’s real estate properties under development with net book value of US$263,249,385 (December 31, 2009: US$47,157,377).

The interest rates of these bank loans are adjustable based on the range of 95% to 110% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of December 31, 2010 was 5.33% (December 31, 2009: 5.48%).

10. Other long-term debt and warrant liability

As of December 31, 2009 and 2010, other long term debt consisted of the following:

	December 31, 2009	December 31, 2010
	US$	US$
Convertible subordinated notes due in April 12, 2012 at 2%	25,000,000	—
Senior floating rate notes due in April 12, 2010 at 6 month LIBOR plus 6.8%	75,000,000	—
Guaranteed senior secured note due in April 15, 2013 at 15.6%	—	40,000,000

Total principal of other long-term debt	100,000,000	40,000,000
Less: Unaccreted discount from embedded derivative and warrants	(2,068,570)	(2,333,754)
Put option contingency expenses	5,000,000	—
Accrued interest	1,307,345	1,352,000
Total	104,238,775	39,018,246
Less: current portion	(104,238,775)	(330,633)
Total other long-term debt	—	38,687,613

As of December 31, 2009 and 2010, warrant liability consisted of the following:

	December 31, 2009	December 31, 2010
	US$	US$
Warrant on senior floating rate notes	264	—
Total warrant liability	264	—

Convertible Subordinated Notes

On April 13, 2007, the Company issued the Convertible Notes with an aggregate principal amount of US$25 million. On April 15, 2010, the Company paid in full early the outstanding principal amount of, and accrued and unpaid interest on, the Convertible Notes. The put option interest related to the Convertible Notes of about US$5.0 million was also paid to the bondholder pursuant to mutual agreement.

The Convertible Notes were repayable on April 15, 2012. The Notes bore interest at 2% per annum. The interest was payable on a semi-annual basis on April 15 and October 15 each year. The Company was to pay interest on overdue principal, premium, if any, and interest at the rate of 4.0% per annum.

The holder had the right, at such holder’s option at any time prior to April 9, 2012 (the “Conversion Period”), to convert the principal amount of the Convertible Notes, or any portion of such principal amount which is a multiple of US$100,000, into fully paid and non-assessable common shares (as such shares shall then be constituted) at the conversion price in effect at such time. The holder of the Convertible Notes also had the right, at such holder’s option, on June 15, 2010 to demand that the Company repurchase the Convertible Notes, for cash, at a repurchase price of 120% of the principal amount, plus accrued and unpaid interest, unless the Company had called the notes for redemption due to a change in tax law or regulations. In the event of a change in tax law, regulations or official interpretations thereof that would require the Company to pay additional amounts as specified in the indenture, the Company would have the right, at its option, at any time prior to October 15, 2010 to repurchase the Convertible Notes for cash at a repurchase price of 100% of the principal amount, plus accrued and unpaid interest or any such additional amounts. The holder had a right, at its option, to demand that the Company repurchase the Convertible Notes for cash at a repurchase price of 100% of the principal amount, plus accrued and unpaid interest, upon the termination of the listing of the common shares on US national stock exchange or a fundamental change, including a merger, tender offer, or exchange offer, as a result of which the common shares represent the right to acquire, are converted into, or exchanged for any consideration or assets other than securities traded on a US national stock exchange.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

In addition, if there were certain events, such as the Company granting its shareholders the right to purchase common shares at a relatively low price, or distributing a dividend (in excess of 5% of the fair value of the common shares), the Convertible Notes could have been surrendered for conversion at any time on and after the date that the Company gave notice to the holder of such transactions.

The conversion price was set such that each US$100,000 principal amount of the notes is convertible to 38,388 shares of the Company’s common shares (US$2.6049 per share at inception) and was adjustable from time to time for anti-dilutive purposes.

The contingent interest feature was an embedded derivative in accordance with ASC 815-10-15, “Derivatives and Hedging” (“ASC 815-10-15”). Therefore, it was initially recorded as a derivative liability associated with long-term debt at fair value of US$2,543,000 and the fair value at December 31, 2007 became zero because the IPO in December 2007 invalidated the contingent interest feature embedded in the notes.

The Company evaluated and determined that there were no other embedded derivative requiring bifurcation from the Convertible Notes under the requirements of ASC 815-10-15. The conversion option is not considered a derivative for purposes of ASC 815-10-15 in accordance with EITF 00-19 (“ASC 815-40-25”). The embedded contingent put, contingent call and the repurchase option did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the Convertible Notes.

The Convertible Notes were subject to various restrictive covenants, including restrictions on the Company’s ability to incur additional debt or guarantees, make restricted payments, payment of dividends or distributions on capital stock, repurchase of capital stock, payment of subordinated indebtedness, settlement of intercompany loans or advances, sales or transfers of properties or assets, sales of capital stock, enter into non-ordinary course business transactions, make investments, merge or consolidate with another company and engage in any business other than related businesses.

At December 31, 2008, the Company was in non-compliance of certain covenants as they related to the subsidiary debt to tangible assets ratio and limitations on restricted payments. On August 21, 2009, the note holders granted the Company a waiver with respect to any and all defaults that may have occurred at any time directly or indirectly resulting from such non-compliance. Further, the note holders amended the related indenture such that, under the amended covenants, the Company would have been in compliance as of December 31, 2008, 2009 and 2010.

Based on discussion with the bondholder, management considered it probable that the bondholder would exercise its put option to demand that the Company repurchase the bond at 120% of the principal amount on June 15, 2010. Accordingly, the Company recorded the stipulated purchase price of US$5.0 million, which was capitalized to real estate under development in the accompanying consolidated statements of operations and classified the Convertible Notes as current in the accompanying consolidated balance as of December 31, 2009.

On April 15, 2010, upon mutual agreement with the holder of the Convertible Notes, the holder exercised its option to demand that the Company repurchase the Convertible Notes, for cash, at a repurchase price of 120% of the principal amount, plus an accrued and unpaid interest. As such, the Company paid in full the outstanding principal amount of, and accrued and unpaid interest on, the Convertible Notes. The remaining 20% principal amount, which was accrued for as put option contingency expense of December 31, 2009 amounting to US$5.0 million, was also paid to the holder pursuant to the mutual agreement.

Senior Floating Rate Notes and Warrants

On April 13, 2007, the Company issued the FRNs with an aggregate principal amount of US$75 million and detachable warrants to subscribe for common shares. On April 15, 2010, the Company paid in full the outstanding principal amount of, and accrued and unpaid interest on, the floating rate notes. The outstanding warrants to purchase common shares originally issued with the floating rate notes expired upon the maturity of the notes, of which the fair value was US US$264 as of December 31, 2009. The FRNs bore interest at 6-month LIBOR (with the LIBOR rate reset semi-annually) plus 6.80%, payable semi-annually in arrears. The FRNs were to be repurchased or redeemed by the Company in cash on the third anniversary of the issuance date at the price equal to 100% of the principal amount plus accrued but unpaid interest.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

In connection with the FRNs, a total of 750 FRN Warrants were issued. The FRN Warrants entitled the holders to purchase 7,142 common shares at US$5.60 per share. The expiration date of the FRN Warrants was 3 years after the date of issuance. The fair value of the FRN Warrants was evaluated quarterly using the Dividend Adjusted Black-Scholes option-pricing model that uses the assumptions noted below.

As of December 31, 2009
Average risk-free rate of return	1.16%
Expected term	0.28 years
Volatility rate	49.0%
Dividend yield	0%

The risk-free rate for periods within the expected life of the FRN Warrants was based on the implied yield rates of China International Bond denominated in USD as of the valuation date. The expected life of the FRN Warrants represents the period of time the granted warrants were expected to be outstanding. The Company did not pay dividends in the past nor does it expect to pay dividends in the foreseeable future. Because the Company lacks sufficient trading history, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar business.

The embedded derivative associated with the FRNs was initially recorded as a derivative liability associated with long-term debt at fair value of US$3,593,000 and the fair value at December 31, 2007 became zero because the IPO in December 2007 invalidated the contingent maturity redemption feature embedded in the FRNs.

The FRNs were subject to various restrictive covenants, including restrictions on the Company’s ability to incur additional debt or guarantees, make restricted payments, payment of dividends or distributions on capital stock, repurchase of capital stock, payment of subordinated indebtedness, settlement of intercompany loans or advances, sales or transfers of properties or assets, sales of capital stock, enter into non-ordinary course business transactions, make investments, merge or consolidate with another company and engage in any business other than related businesses. At December 31, 2008, the Company was in non-compliance of certain covenants as they related to the subsidiary debt to tangible assets ratio and limitations on restricted payments. On August 21, 2009, the note holders granted the Company a waiver with respect to any and all defaults that may have occurred at any time directly or indirectly resulting from such non-compliance. Further, the note holders amended the related indenture such, that under the amended covenants, the Company would have been in compliance as of December 31, 2008, 2009 and 2010.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Guaranteed Senior Secured Note and Warrants

On April 15, 2010, the Company issued the Secured Note to Forum with an aggregate principal amount of US$40 million and detachable warrants to subscribe for common shares. The Secured Note bears interest at15.6% per annum payable semi-annually. The Note has a three-year term maturing on April 15, 2013. It is subject to events of defaults customary for senior secured notes.

In connection with the Secured Note, Forum Warrants were issued. The Forum Warrants entitle the holders to purchase 1,516,882 common shares at an exercise price of US$0.01 per share. The expiration date of the Forum Warrants is 3 years after the date of issuance.

On May 12, 2010, Forum exercised the warrants to purchase 1,516,882 common shares at the price of US$0.01 per share.

The fair values of the Forum Warrants as of the issuance day and exercise day were evaluated using the Dividend Adjusted Black-Scholes option-pricing model that uses the assumptions noted below.

	As of April 15, 2010	As of May 12, 2010
Average risk-free rate of return	1.29%	1.32%
Expected term	3.00 years	2.92 years
Volatility rate	63.4%	59.3%
Dividend yield	0%	0%

The risk-free rate for periods within the expected life of the Forum Warrants was based on the implied yield rates of China International Bond denominated in USD as of the valuation date. The expected life of the Forum Warrants represents the period of time the granted warrants are expected to be outstanding. The Company has not paid dividends in the past. The expected volatility was based on the historical daily stock price of the Company, annualized.

The fair values of the Forum Warrants were US$3,049,509 and US$2,222,805 as of the issuance day and the exercise day, respectively.

	Fair Value Measurement using quoted price (Level 1)		Fair Value Measurement using Significant Other Observable Inputs (Level 2)		Total
As of April 15, 2010	US$	—	US$	3,049,509	US$	3,049,509
As of May 12, 2010	US$	—	US$	2,222,805	US$	2,222,805

The embedded derivative associated with the Secured Note was initially recorded as a derivative liability associated with long-term debt at fair value.

The Secured Note are subject to various restrictive covenants, including restrictions on the Company’s ability and the ability of the Company’s subsidiaries to incur additional debt or guarantees, to make restricted payments, to make investments, to pay dividends or distributions on the Company or subsidiaries’ capital stock, to repurchase the Company or subsidiaries’ capital stock, to pay subordinated indebtedness, and make or repay inter-company loans or enter into non-ordinary course business transactions. Among other restrictions, the Company is limited in the dollar amount of mortgage guarantees the Company may provide if it does not maintain a minimum consolidated interest expense coverage ratio, or interest coverage ratio. In the event the Company engages in any financing transaction that results in the amount of third-party indebtedness at the Company level (the “Corporate Debt”) (including the principal amount of the Note) exceeding US$100 million, Forum has the right to require the Company to repurchase the Secured Note at the repurchase price of 100% of the principal amount of the Secured Note then outstanding upon closing of the financing transaction. After the closing of any such financing transaction, as long as the aggregate Corporate Debt amount (including the principal amount of the Secured Note) exceeds US$100 million, Forum has the right, on 60 days advance notice, to exercise the repurchase right at the next semi-annual interest payment date.

Forum also was the holder of US$30 million principal amount of FRNs. The US$40 million purchase price for the Secured Note and warrants was paid by Forum by (a) offsetting the purchase price by the amount owed to it by the Company for the repayment of US$30 million principal amount of its FRNs and (b) payment of US$10 million in cash.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

11. Customer deposits

Customer deposits consisted of amounts received from customers for the pre-sale of residential units in the PRC.

	December 31, 2009	December 31, 2010
	US$	US$
Advances for real estate properties under development	512,043,749	532,732,902
Add: revenue recognized in excess of amounts received from customers	5,879,475	1,108,477
Less: recognized as progress billings (see Note 3)	(507,070,824)	(511,052,451)
Total net balance	10,852,400	22,788,928

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

The Company had minimal operations in jurisdiction other than the PRC. Income before income tax expenses consists of:

	December 31,
	2008	2009	2010
	US$	US$	US$
PRC	(19,685,223)	79,707,121	100,129,993
Non PRC	6,774,780	(17,463,302)	(11,674,365)

Total	(12,910,443)	62,243,819	88,455,628

Income tax expense for the years ended December 31, 2008, 2009 and 2010 is summarized as follows:

	December 31,
	2008	2009	2010
	US$	US$	US$
Current:
CIT tax expense	4,289,525	23,739,713	10,583,933
Land Appreciation Tax (“LAT”) expense	4,911,980	2,185,775	16,154,567
Deferred tax expense (benefit)	1,528,003	(6,100,697)	10,594,874

Income tax expense	10,729,508	19,824,791	37,333,374

The Group’s income tax expense differs from the tax expense computed by applying the statutory CIT rate of 25% for the year ended December 31, 2008, 2009 and 2010, as follows:

	December 31,
	2008	2009	2010
	US$	US$	US$
CIT at rate of 25%	(3,227,610)	15,560,955	22,113,907
Tax effect of change in income tax rate	—	—	—
Tax effect of non-deductible expenses	2,035,205	2,185,055	3,527,302
Tax effect of non-taxable income	(2,542,766)	(1,178,165)	(623,524)
LAT expense	4,911,980	2,185,775	16,154,567
CIT benefit of LAT	(1,227,995)	(546,444)	(4,038,642)
Changes in valuation allowance	11,482,870	(1,677,358)	19,154
International rate difference	(836,808)	1,437,957	252,290
One-time tax effect of 2008 China tax return filed in 2009	—	2,149,972	—
Others	134,632	(292,956)	(71,680)

Actual income tax expense	10,729,508	19,824,791	37,333,374

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

(b) Liability for unrecognized tax benefit

On January 1, 2007, the Group adopted ASC 740-10. There was no cumulative effect adjustment to beginning retained earnings resulting from the adoption of ASC 740-10, as the total liability for cumulative unrecognized tax benefits of $2,667,594 as of January 1, 2007 was recognized in deferred tax liability, as discussed below. The following table summarizes the activity related to the Group’s unrecognized tax benefits from December 31, 2008 to December 31, 2009 and to December 31, 2010.

US$
Balance as of December 31, 2008	12,744,813
Movement in current year due to foreign exchange rate fluctuation	11,945

Balance as of December 31, 2009	12,756,758

Movement in current year due to foreign exchange rate fluctuation	395,838

Balance as of December 31, 2010	13,152,596

The current year movement in ASC 740-10 liability of US$395,838 (2009: US$11,945), solely to year-over-year in USD-RMB exchange rate, and therefore was recorded as other comprehensive income arising from the foreign currency translation.

The liability for unrecognized tax benefit relates to the application of the deemed profit method by the local tax authority of Zhengzhou city. During the years ended December 31, 2005 to 2010, in accordance with the provisions of the PRC tax law, the local tax authority of Zhengzhou City concluded a deemed profit method is a better measure of income tax liability for companies in the real estate industry located in that province, including the PRC subsidiaries, than the statutory taxable income method.

Under the deemed profit method, the local tax authority levies income tax based an arbitrary deemed profit of range from 12% to 20% of total cash receipts of real estate property companies, rather than based on the statutory income tax rate on the adjusted taxable income, which was 33% for the years up to 2007 and 25% for 2008 and onwards. Some of the PRC subsidiaries in that province have filed their tax returns based on the deemed profit method. The local tax authority has confirmed verbally that it will apply the same deemed profit method for the years ended December 31, 2008, 2009 and 2010. The local tax authority is entitled to re-evaluate prior years’ income taxes assessed under the deemed profit method, upon receipt of audited accounts or upon completion of specific development projects, however, the tax authority has not indicated if it will do so.

The entire unrecognized tax benefit, if ultimately recognized, will impact the effective tax rate. The Group anticipates new unrecognized tax benefits, related to tax positions similar to those giving rise to its existing unrecognized tax benefits, to originate after December 31, 2010. However, a reasonable estimate of the range of the possible increases related to similar positions originating after December 31, 2010 cannot be made at this time.

Although the local tax authority of Zhengzhou City has not indicated that it will re-evaluate prior years, the Group believes that the possibility exists for reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, potentially overturning the decision made by the local tax authority to apply the deemed profit method. Because of the uncertainty surrounding whether or not these tax years will be re-evaluated and the taxes adjusted, the difference between the taxes due based on taxable income calculated according to statutory taxable income method and the taxes due based on the deemed profit method has been recorded as an additional receivable or payable and has been included in unrecognized tax benefits. Management believes if the local tax authority of Zhengzhou City or a higher tax authority were to re-evaluate any of these tax years, the PRC subsidiaries would be required to pay additional taxes due, based on the accumulated difference between the amounts paid under the deemed profit method and the amounts due under the PRC statutory taxable income method.

The PRC income tax returns for fiscal year 2005 through fiscal year 2010 remain open to potential examination. In addition, local tax authorities may exercise broad discretion in applying the tax law, thus potentially exposing the PRC subsidiaries to audits of tax years outside the general statute of limitations.

It is the Group’s continuing practice to recognize interest and penalties related to uncertain tax positions in other expenses. As of the December 31, 2010, no interest and penalties have been recognized under ASC 740-10 as the management believes that revaluation of tax levy method will not be charged of interest and penalties.

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

For the years ended December 31, 2008, 2009 and 2010, the Group has made full provision for LAT with respect to properties sold up to December 31, 2010 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

In the third quarter of 2010, the tax authorities of Jiangsu Province issued their interpretation of the definition of a “standard ordinary apartment”, for the purposes of LAT. The Company previously believed that all of the units in its projects met the definition of “standard ordinary apartment”. However, based on the interpretation, none of the units in its Jiangsu projects meet this definition. This interpretation differs from that adopted by other provinces in China. Thus, an exemption for LAT on profits up to 20% on “standard ordinary apartments” would not apply and the LAT rate for the Company’s projects in Jiangsu Province was increased from zero to 30% on those apartments. In light of Jiangsu Province’s interpretation, in the third quarter of 2010 the Company recognized a one-time charge of US$6.8 million to income tax expense and resulted in an increase of income tax liabilities arising due to new interpretation of tax law.

In the second quarter of 2010, one of Jiantou Xinyuan’s projects, Zhengzhou International City Garden II, completed an LAT settlement from local tax bureau. The settlement is based on deemed profit method of US$4.2 million, while the Company has accrued the tax liability based on actual revenue method of US$20.4 million. As of December 31, 2010, the unsettled liability has been accrued and carried forward.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(d) Deferred tax

The tax effects of temporary differences that give rise to the Group’s net current deferred tax assets and liabilities as of December 31, 2009 and 2010 are as follows:

	December 31, 2009	December 31, 2010
	US$	US$
Current deferred tax assets:
Tax loss to be carried forward	2,450,225	1,527,140
Accruals and provisions	5,408,695	11,162,733
Excess of advertisement expense	554,559	—
Allowance for deferred tax assets	(2,091,985)	—

Total current deferred tax assets	6,321,495	12,689,873
Current deferred tax liabilities:
Revenue recognized based on percentage of completion	(18,115,493)	(25,265,959)
Real estate properties accelerated cost deduction	(1,219,211)	(1,257,042)
Taxable temporary differences arise during the acquisition of Jiantou Xinyuan	—	(4,835,617)
Others	(171,801)	(62,345)

Total current deferred tax liabilities	(19,506,505)	(31,420,963)

Net current deferred tax liabilities	(13,185,010)	(18,731,090)

The tax effects of temporary differences that give rise to the Group’s net long-term deferred tax assets and liabilities as of December 31, 2009 and 2010 are as follows:

	December 31, 2009	December 31, 2010
	US$	US$
Long-term deferred tax assets:
Tax loss to be carried forward	—	3,039,165
Accruals and provisions	563,058	902,568
Impairment on Suzhou International City Garden project	19,191,125	19,805,164
Allowance for deferred tax assets	(8,071,406)	(10,527,504)

Total long-term deferred tax assets	11,682,777	13,219,393
Long-term deferred tax liabilities:
Revenue recognition based on percentage of completion	(7,089,325)	(11,294,464)

Total long-term deferred tax liabilities	(7,089,325)	(11,294,464)

Net long-term deferred tax assets	4,593,452	1,924,929

Certain of the Company’s PRC subsidiaries have PRC tax net operating loss carry forwards of US$1.5 million (2009: US$2.5 million) which will expire in the beginning of 2013, if unutilized.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

13. Share-based compensation

As of December 31, 2010, the Company has two share-based compensation plans under which awards may be granted to both employees and non-employees, which are described below. Compensation cost of US$2,716,993 (2008: US$8,576,296, 2009: US$3,466,916) was charged against income comprising of general and administrative expenses of US$ 2,646,699 (2008: US$8,189,903, 2009: US$3,302,750) and the elimination of share of income in an equity investee of US$70,294 (2008: US$386,373, 2009: US$164,166), for those plans with a corresponding credit to additional paid-in capital in the year ended December 31, 2010, of which, US$2,543,812 (2008: US$7,946,060, 2009: US$3,160,293) was related to the options granted to employees and US$173,181 (2008: US$630,236, 2009: US$306,623) was related to the options granted to non-employees. The compensation cost is regarded as a permanent difference for income tax purposes as the options were granted by the Company, which is registered in Cayman, a country free of tax. Hence, no tax benefit was recognized upon the compensation cost.

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

On April 30, 2010, under the 2007 Plan, the Company granted share options to purchase up to 200,000 common shares to an employee, at an exercise price of US$1.80 per share. These options have a weighted average grant date fair value of US$1.08 per option, and a total expected compensation cost, net of expected forfeitures, of US$193,500. These options have vesting periods of 37 months and will expire no later than April 30, 2020. On December 20, 2010, the options were modified, by amending the vesting schedule.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

On December 13, 2010, under the 2007 Plan, the Company granted share options with performance conditions to purchase up to 6,900,000 common shares to certain employees, at an exercise price of US$1.21 per share. These options have weighted average grant date fair values of US$0.60 to US$0.61 per option, depending on the vesting period. Pursuant to the agreements,  1/3 of the options would vest 13 months, 25 months and 37 months after the grant date, respectively, with the condition that the performance criteria are met at each vesting date. For certain employees,  1/2 of the options would vest 13 months and 25 months after the grant date, respectively. These options will expire no later than December 13, 2020. The performance conditions were determined by the Board of Directors. For those awards, an evaluation will be made each quarter as to the likelihood of the performance criteria being met. Compensation expenses are then adjusted to reflect the number of shares expected to vest.

On December 13, 2010, under the 2007 Plan, the Company granted share options with a service condition to purchase up to 400,000 common shares to certain employees, at an exercise price of US$1.21 per share. These options have a weighted average grant date fair value of US$0.61 per option, and a total expected compensation cost, net of expected forfeitures, of US$219,600. These options have vesting periods of 37 months and will expire no later than December 13, 2020.

On December 20, 2010, under the 2007 Plan, the Company granted share options with performance conditions to purchase up to 1,100,000 common shares to certain employees, at an exercise price of US$1.18 per share. These options have a weighted average grant date fair value of US$0.58 per option. Pursuant to the agreements,  1/3 of the options would vest 13 months, 25 months and 37 months after the grant date, respectively, with the condition that the performance criteria are met at each vesting date. These options will expire no later than December 20, 2020. The performance conditions were determined by the Board of Directors. For those awards, an evaluation will be made each quarter as to the likelihood of the performance criteria being met. Compensation expenses are then adjusted to reflect the number of shares expected to vest.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

Options Granted to Non-employee

On August 11, 2007, the Company granted options under the Plan to purchase up to 333,333 common shares to a non-employee consultant, with an exercise price of US$0.0001 per share, and options to purchase up to 343,788 common shares to the employees of the Group’s equity investee, Jiantou Xinyuan, with exercise prices ranging from US$0.0001 to US$2.50. These options have vesting periods based on length of service ranging from 40 to 60 months and will expire no later than August 10, 2017. In addition, the Company granted options under the 2007 Plan to purchase up to 52,004 common shares to employees of Jiantou Xinyuan. These options have a vesting period based on length of service of 36 months and will expire no later than November 5, 2017. All other terms of these awards are the same as the employee awards. These awards are accounted for under ASC 505-50, “ Equity-Based Payments to Non-employees ” (“ASC 505-50”) and the cost will be measured at the date that the services are complete.

The forfeiture rate and fair value assumptions used to value the above options is consistent with the assumptions used to value the options to employees issued under the Plan and the 2007 Plan.

For the year period ended December 31, 2010, compensation cost of US$173,181 was charged against income for those options granted to non-employees under the Plan and the 2007 Plan.

In November, 2010, Jiantou Xinyuan has become a wholly-own subsidiary (Note 7) and the non-employee consultant was transferred to employee status as he was recruited as an employee of the Group’s. There are no other share options issued to non-employee from August 11, 2007 to December 31, 2010. During the year ended December 31, 2010, adjustments were recorded to expenses in order to properly reflect the cumulative expense based on the then current fair value of the vested options over the vesting period.

Assumptions

The Company assumed a forfeiture ratio of 10% for non-executive employees in arriving at the total compensation expense.

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses the assumptions noted below.

	Options Granted in 2008 Under the 2007 Plan	Options Granted in 2009 Under the 2007 Plan	Options Granted in 2010 Under the 2007 Plan
Average risk-free rate of return	4.52%	3.26%	2.28%-2.47%
Expected term	5.75 Years	5.75 Years	5.75-6 Years
Volatility rate	62.20%	75.7%	49.8%-50.4%
Dividend yield	0%	0%	0%

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of U.S Treasury Zero-coupon Bond as of the valuation date. The expected life of options represents the period of time the granted options are expected to be outstanding. The Company had limited historical exercising pattern. Therefore, the expected life was estimated as the average of the contractual term and the vesting period. The Company has not paid dividends in the past nor does it expect to pay dividends in the foreseeable future. Because the Company lacks sufficient trading history, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar businesses. Since 2010, the expected volatility was based on the historical daily stock price of the Company, annualized.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Share Option Activity

The following table is a summary of the Company’s share option activity under the Plan (in US$, except shares):

Options under the Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Average Intrinsic Value
Outstanding, January 1, 2010
0.0001 (exercise price)	501,547	0.0001	7.58	1,120,907

2.50 (exercise price)	1,230,697	2.5	7.58	—

Granted to employee	—	—	—	—
Exercised
0.0001 (exercise price)	187,734	0.0001	—	246,851
Expired	—	—	—	—
Forfeited/Cancelled
0.0001 (exercise price)	16,060	0.0001	6.58	21,117
2.50 (exercise price)	382,062	2.5	6.58	—

Outstanding, December 31, 2010
0.0001 (exercise price)	297,753	0.0001	6.58	391,515

2.50 (exercise price)	848,635	2.5	6.58	—

Exercisable as at December 31, 2010
Options of employee
0.0001 (exercise price)	86,641	0.0001	6.58	113,924

2.50 (exercise price)	776,595	2.5	6.58	—

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$1.315 per ordinary share as of December 31, 2010 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2010.

As of December 31, 2010, there was US$343,050 and US$317,100 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted to employees and non-employees, respectively, under the Plan. The cost is expected to be recognized using a straight-line method over a weighted-average period of 1.58 years.

The following table is a summary of the Company’s share option activity under the 2007 Plan (in US$, except shares):

Options Under the 2007 Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Intrinsic Value
Outstanding, January 1, 2010
7.0 (exercise price)	1,005,260	7.00	7.83	—
2.975 (exercise price)	180,000	2.975	8.50	—
1.87 (exercise price)	500,000	1.87	9.25	182,500
1.30 (exercise price)	100,000	1.30	9.575	93,500

Granted
1.80 (exercise price)	200,000	1.80	9.50	—
1.21 (exercise price)	7,300,000	1.21	9.95	—
1.18 (exercise price)	1,100,000	1.18	9.97	—
Exercised	—	—	—	—
Expired	—	—	—	—
Forfeited/Cancelled
7.0 (exercise price)	169,054	7.00	6.83	—
1.21 (exercise price)	100,000	1.21	9.95	10,500

Outstanding, December 31, 2010
7.0 (exercise price)	836,206	7.00	6.83	—
2.975 (exercise price)	180,000	2.975	7.50	—
1.87 (exercise price)	500,000	1.87	8.25	—
1.30 (exercise price)	100,000	1.30	8.58	1,500
1.80 (exercise price)	200,000	1.80	9.50	—
1.21 (exercise price)	7,200,000	1.21	9.95	756,000
1.18 (exercise price)	1,100,000	1.18	9.97	148,500

Exercisable as at December 31, 2010
7.0 (exercise price)	836,206	7.00	6.83	—
2.975 (exercise price)	150,000	2.98	7.50	—
1.87 (exercise price)	305,556	1.87	8.25	—
1.30 (exercise price)	33,333	1.30	8.58	500

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

As of December 31, 2010, there was US$1,883,884 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted to employees, under the 2007 Plan. The cost is expected to be recognized using a straight-line method over a weighted-average period of 1.11 years.

14. Other payables and accrued liabilities

The components of accrued expenses and other liabilities are as follows:

	December 31, 2009	December 31, 2010
	US$	US$
Contract deposit	11,844,194	22,366,622
Accrued expense	5,590,208	6,968,104
Deed tax and maintenance fund withheld for customer	2,729,334	3,707,310
Bidding deposit	1,023,855	864,769
Welfare	1,622,327	1,672,667
Other tax payable	10,121,602	2,625,482
Others	573,260	957,356

Total	33,504,780	39,162,310

15. Related-party and employee transactions

(a) Due from related parties

	December 31, 2009	December 31 2010
	US$	US$
Jiantou Xinyuan	701,940	—

Jiantou Xinyuan was co-invested by two third party shareholders and the Group, and the Group held 45% of total shares of Jiantou Xinyuan. On November 1, 2010, the Group acquired the remaining 55% equity interest that it did not previously own, as such, the Group’s consolidated financial statements include Jiantou Xianyuan’s financial position and operations as of December 31, 2010 (see Note 7).

(b) Due from employees

	December 31 2009	December 31 2010
	US$	US$
Advances to employees	84,576	51,475

The balance represents cash advances to employees for traveling expenses and other expenses. The balances bear no interest and have no fixed payment terms.

(c) Others

For the year ended December 31, 2010, total directors’ remuneration paid amounted to US$990,309 (2008: US$239,068; 2009: US$752,611).

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

16. Equity

(i) As at December 31, 2010 the Company’s authorized share capital was 500 million common shares, par value US$0.0001 per share (December 31, 2009: 500 million common shares).

(ii) During the year ended December 31, 2009, nil options had been exercised at US$0.8115 per share under the Plan, 304,140 options had been exercised at US$0.0001 per share under the Plan, and 159,632 options had been exercised at US$2.5 per share under the Plan.

(iii) During the year ended December 31, 2010, 187,734 options had been exercised at US$0.0001 per share under the Plan.

(iv) In May 2010, the Forum Warrants were exercised and converted to for 1,516,882 common shares at the price of US$0.01 per share (Note 10).

17. Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	December 31,
	2008	2009	2010
	US$	US$	US$
Numerator:
Net income (loss)	(23,639,951)	42,419,028	51,140,211
Net income (loss) attributable to ordinary shareholders—basic and diluted	(23,639,951)	42,419,028	51,140,211
Denominator:
Number of shares outstanding, opening	148,398,102	151,017,040	151,480,932
Weighted average number of shares issued	751,207	235,775	984,820
Weighted average number of Forum warrants	—	—	112,208
Weighted average number of convertible notes	—	9,597,000	2,742,000
Weighted average number of stock options	—	21,572	77,395

Number of shares outstanding—basic	149,149,309	151,252,815	152,577,960

Number of shares outstanding—diluted	149,149,309	160,871,387	155,397,355

Basic earnings (loss) per share	(0.16)	0.28	0.34

Diluted earnings (loss) per share	(0.16)	0.26	0.33

During the year ended December 31, 2010, 11,055,799 stock options were excluded from the calculation of earnings per share because their effect would be anti-dilutive.

During the year ended December 31, 2009, 3,295,976 stock options were excluded from the calculation of earnings per share because their effect would be anti-dilutive. Further, during the year ended December 31, 2009, 5,357,143 FRN Warrants were excluded from the calculation of earnings per share from January 1, 2010 through April 15, 2010, because their effect would be anti-dilutive.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

No single customer accounted for more than 10% of net sales for the year ended December 31 2008, 2009 and 2010.

Summary information by operating segment is as follows:

December 31, 2008	Henan	Shandong	Jiangsu	Anhui	Sichuan	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	52,756,868	123,469,248	128,269,066	43,610,192	4,075,366	—	352,180,740
Real estate lease income	378,912	168	—	—	—	—	379,080
Other revenue	581,349	73,574	172,540	32,272	3,076	3,209,326	4,072,137

Total revenue	53,717,129	123,542,990	128,441,606	43,642,464	4,078,442	3,209,326	356,631,957
Cost of real estate sales	(42,595,952)	(99,297,613)	(176,613,712)	(30,493,866)	(3,298,805)	—	(352,299,948)
Cost of real estate lease income	(581,795)	(715)	—	—	—	—	(582,510)
Other costs	(364,637)	(5,163)	(81,796)	(4,452)	(517,617)	(3,124,727)	(4,098,392)

Total cost of revenue	(43,542,384)	(99,303,491)	(176,695,508)	(30,498,318)	(3,816,422)	(3,124,727)	(356,980,850)
Gross profit/(loss)	10,174,745	24,239,499	(48,253,902)	13,144,146	262,020	84,599	(348,893)
Operating expenses	(15,478,312)	(4,323,095)	(8,654,887)	(1,381,034)	(3,767,369)	(12,316,892)	(45,921,589)

Operating income/(loss)	(5,303,567)	19,916,404	(56,908,789)	11,763,112	(3,505,349)	(12,232,293)	(46,270,482)
Interest income	1,104,243	168,571	527,180	45,944	167,398	1,478,456	3,491,792
Exchange gains	3,603,164	—	—	—	—	—	3,603,164
Income from change in FV of warrant liability	—	—	—	—	—	16,422,000	16,422,000
Share of income/(loss) in an entity	10,229,475	—	—	—	—	(386,392)	9,843,083
Income/(loss) before income taxes	9,633,315	20,084,975	(56,381,609)	11,809,056	(3,337,951)	5,281,771	(12,910,443)
Income tax expense	(3,596,479)	(5,320,316)	2,880,416	(2,797,717)	724,771	(2,620,183)	(10,729,508)

Net income/(loss) before minority interest	6,036,836	14,764,659	(53,501,193)	9,011,339	(2,613,180)	2,661,588	(23,639,951)

Depreciation and amortization	979,784	300,262	241,733	42,084	194,700	636,388	2,394,951
Capital expenditure	395,549	1,920,232	6,460,196	9,029	78,403	140,146	9,003,555
Real estate property development completed	281,907	46,018	—	—	—	—	327,925
Real estate property under development (current)	79,586,295	26,144,986	323,611,183	229,045	76,171,064	14,753,333	520,495,906
Real estate property under development (non-current)	45,666,905	—	—	—	57,040,382	—	102,707,287
Real estate property held for lease	6,858,892	1,887,694	6,104,201	—	—	—	14,850,787
Total long-lived assets	75,752,988	2,174,833	18,177,885	129,463	59,060,708	2,857,285	158,153,162
Total assets	424,149,339	104,485,745	155,570,446	42,259,379	95,554,258	114,146,915	936,166,082

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

December 31, 2009	Henan	Shandong	Jiangsu	Anhui	Sichuan	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	90,049,823	89,713,230	198,070,688	6,902,453	56,601,483	—	441,337,677
Real estate lease income	319,433	1,025	—	—	—	—	320,458
Other revenue	151,442	69,117	127,340	51,074	18,458	6,908,928	7,326,359

Total revenue	90,520,698	89,783,372	198,198,028	6,953,527	56,619,941	6,908,928	448,984,494
Cost of real estate sales	(72,590,799)	(75,362,270)	(151,343,773)	(4,335,579)	(47,803,636)	—	(351,436,057)
Cost of real estate lease income	(597,164)	(1,091)	—	—	—	—	(598,255)
Other costs	(155,419)	(99,955)	(1,886,234)	(20,104)	(14,748)	(5,528,508)	(7,704,968)

Total cost of revenue	(73,343,382)	(75,463,316)	(153,230,007))	(4,355,683)	(47,818,384)	(5,528,508)	(359,739,280)
Gross profit/(loss)	17,177,316	14,320,056	44,968,021	2,597,844	8,801,557	1,380,420	89,245,214
Operating expenses	(12,957,908)	(2,770,894)	(8,388,311)	(552,520)	(2,593,035)	(6,394,851)	(33,657,519)

Operating income/(loss)	4,219,408	11,549,162	36,579,710	2,045,324	6,208,522	(5,014,431)	55,587,695
Interest income	1,041,212	134,122	885,586	19,085	173,183	134,797	2,387,985
Exchange gains	79,638	—	—	—	—	—	79,638
Other operating expenses	—	—	—	—	—	(383,333)	(383,333)
Income from change in FV of warrant liability	—	—	—	—	—	169,736	169,736
Share of income/(loss) in an entity	4,562,610	—	—	—	—	(160,512)	4,402,098
Income/(loss) before income taxes	9,902,868	11,683,284	37,465,296	2,064,409	6,381,705	(5,253,743)	62,243,819
Income tax expense	(2,398,908)	(3,758,223)	(10,259,748)	(878,126)	(1,702,352)	(827,434)	(19,824,791)

Net income/(loss) before minority interest	7,503,960	7,925,061	27,205,548	1,186,283	4,679,353	(6,081,177)	42,419,028

Depreciation and amortization	1,137,425	352,662	175,078	24,828	123,714	359,571	2,173,278
Capital expenditure	353,113	—	—	—	—	—	353,113
Real estate property development completed	1,080,537	226,313	—	—	—	—	1,306,850
Real estate property under development (current)	241,231,627	3,485,125	224,648,684	180,252	91,044,731	—	560,590,419
Real estate property under development (non-current)	—	—	—	—	—	—	—
Real estate property held for lease	5,622,713	1,824,828	8,883,795	945,250	—	—	17,276,586
Total long-lived assets	11,912,865	2,134,271	14,878,412	1,034,079	635,767	1,829,893	32,425,287
Total assets	483,746,910	57,035,256	200,266,970	15,942,909	83,305,122	41,485,282	881,782,449

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

December 31, 2010	Henan	Shandong	Jiangsu	Anhui	Sichuan	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	120,131,600	3,394,585	204,603,672	82,376	110,579,729	—	438,791,962
Real estate lease income	97,014	15,240	62,055	6,582	—	—	180,891
Other revenue	211,691	76,809	115,960	2,761	56,482	10,535,289	10,998,992

Total revenue	120,440,305	3,486,634	204,781,687	91,719	110,636,211	10,535,289	449,971,845
Cost of real estate sales	(79,671,781)	(3,260,993)	(150,325,460)	(5,212)	(92,365,779)	(77,531)	(325,706,756)
Cost of real estate lease income	(702,556)	(110,365)	(449,385)	(47,666)	—	—	(1,309,972)
Other costs	469,975	(490)	(333,632)	(2,122)	(26,997)	(7,542,562)	(7,435,828)

Total cost of revenue	(79,904,362)	(3,371,848)	(151,108,477)	(55,000)	(92,392,776)	(7,620,093)	(334,452,556)
Gross profit/(loss)	40,535,943	114,786	53,673,210	36,719	18,243,435	2,915,196	115,519,289
Operating expenses	(15,651,485)	(1,132,792)	(7,037,123)	(411,485)	(3,340,810)	(5,358,890)	(32,932,585)

Operating income/(loss)	24,884,458	(1,018,006)	46,636,087	(374,766)	14,902,625	(2,443,694)	82,586,704
Interest income	1,134,581	132,697	479,665	2,918	159,318	308,977	2,218,156
Other income	2,352,607	—	—	—	—	28,430	2,381,037
Exchange gains	201,592	—	—	—	—	—	201,592
Change in fair value of warrant liability	—	—	—	—	—	841,560	841,560
Share of income/(loss) in an entity	226,579	—	—	—	—	—	226,579
Income/(loss) before income taxes	28,799,817	(885,309)	47,115,752	(371,848)	15,061,943	(1,264,727)	88,455,628
Income tax expense	(11,158,923)	(1,552,197)	(19,085,355)	(699,910)	(4,314,291)	(522,698)	(37,333,374)

Net income/(loss) before minority interest	17,640,894	(2,437,506)	28,030,397	(1,071,758)	10,747,652	(1,787,425)	51,122,254

Depreciation and amortization	1,034,452	178,127	1,018,937	70,546	221,059	214,602	2,737,723
Capital expenditure	—	287,779	365,612	—	—	327,803	981,194
Real estate property development completed	288,795	31,233	824,423	325,790	—	—	1,470,241
Real estate property under development (current)	263,594,606	205,680,349	168,662,723	—	72,647,638	—	710,585,316
Real estate property held for lease	8,504,572	1,983,736	8,461,811	925,852	—	—	19,875,971
Total long-lived assets	11,777,816	2,548,914	11,003,344	939,610	256,865	2,393,751	28,920,300
Total assets	464,403,931	172,819,504	267,307,884	10,688,870	153,472,671	35,272,466	1,103,965,326

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

Commitments

As of December 31, 2010, the Group had lease payments under non-cancellable leases falling due as follows:

Amount
US$
2011	1,566,294
2012	1,306,613
2013	307,832
2014	98,516
2015 and thereafter	496,683

Total	3,775,938

As of December 31, 2010, the Group had outstanding commitments with respect to non-cancelable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
Due within 1 year	202,905,514

Contingencies

The PRC subsidiaries have complied with the requirements of their local authority to accrue for retirement benefit contributions in respect of their employees (See Note 2 (r)). However, payment of such accrued amount has not been requested by the regulatory bureau.

As at December 31, 2010, the Group provided guarantees of US$666,446,709 (2009: US$509,230,617), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the bank and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the date of grant of the relevant mortgage loan and ends upon issuance of real estate ownership certificate which will generally be available within six to twelve months after the purchaser takes possession of the relevant property.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Upon adoption of ASC 740-10 on January 1, 2007, the Group decreased deferred tax payable by US$2,667,594 and increased unrecognized tax benefits by the same amount as ASC 740-10 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. The Company also recognized additional unrecognized tax benefits of US$ 820,040, US$11,945 and US$395,838 for the year ended December 31, 2008, 2009 and 2010, respectively. At this time, the Company is unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes.

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

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a 20% appreciation of the RMB against the US$ from July 21, 2005 to December 31, 2010.

Additionally, the value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

The Group uses various suppliers and sells to a wide range of customers. No single supplier or customer accounted for more than 10% of revenue or project expenditures for the year ended December 31, 2008, 2009 and 2010.

21. Condensed financial information of the Company

The condensed financial statements of Xinyuan Real Estate Co., Ltd. (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$334,559,300 as of December 31, 2010 (2009:US$331,434,918).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Balance Sheet

	Year ended December 31
	2009	2010
	US$	US$
ASSETS

Current assets
Cash and cash equivalents	293,242	4,944
Other receivable	255	30
Other current assets	709,168	4,363
Due from a subsidiary	362,130,718	288,925,977

Total current assets	363,133,383	288,935,314
Other assets	1,236,868	1,418,092
Investments in subsidiaries, including foreign exchange gain of US$14,793,093	189,805,568	267,704,528

TOTAL ASSETS	554,175,819	558,057,934

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
PRC income tax payable	842,803	13,013
PRC other tax payable	703,830	926,306

Other payable and accrued liabilities	1,477,950	302,866
Other long-term debt due within one year	104,238,775	330,633

Total current liabilities	107,263,358	1,572,818

Derivative liabilities associated with long term debt and preferred shares	264	—
Other long-term debt	—	38,687,613

Total liabilities	107,263,622	40,260,431

Shareholders’ equity
Common shares, $0.0001 par value:
Authorized—500,000,000 shares, Issued and outstanding—153,185,548 shares for 2010 (2009: 151,480,932 shares)	15,148	15,319
Additional paid-in capital	503,020,794	507,972,626
(Accumulated deficit)/retained earnings	(56,123,745)	9,809,558

Total shareholders’ equity	446,912,197	517,797,503

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	554,175,819	558,057,934

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Statement of Operations

	Year ended December 31
	2008	2009	2010
	US$	US$	US$
Sales tax	(379,366)	(324,464)	(330,904)

Selling and distribution expenses	—	—	—
General and administrative expenses	(9,951,902)	(5,081,517)	(3,745,323)

Operating loss	(10,331,268)	(5,405,981)	(4,076,227)
Interest expense	(6,682,929)	(11,526,711)	(8,497,106)
Interest income	1,437,688	13	130,128
Income/(loss) from change in fair value of warrant liability	16,422,000	169,736	841,560
Other expenses	—	(383,333)	—
Equity in profit/(loss) of subsidiaries, net	(23,697,613)	60,214,233	63,035,572

Income/(loss) from operations before income taxes	(22,852,122)	43,067,957	51,433,927
Income taxes	(787,829)	(648,929)	(293,716)

Net income/(loss) attributable to ordinary shareholders	(23,639,951)	42,419,028	51,140,211

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Statement of cash flows

	Year ended December 31
	2008	2009	2010
	US$	US$	US$
Cash flows from operating activities:
Net income/(loss)	(23,639,951)	42,419,028	51,140,211
Adjustment to reconcile net income to net cash provided by operating activities:
Equity in profit/(loss) of subsidiaries, net	23,697,613	(60,214,233)	(63,035,572)
Depreciation and amortization	1,666,264	1,445,191	—
Accretion of long-term debt	4,228,588	4,217,034	—
Changes in fair value of warrants and embedded derivatives	(16,422,000)	(169,736)	(841,560)
Put option contingency expenses	—	5,000,000	—
Stock based compensation expense	8,189,903	3,302,750	2,646,699
Changes in operating assets and liabilities:
Other receivables	2,835,037	3,624	(2,792)
Other assets	(619,747)	(605,876)	508,595
Due from a subsidiary	(242,833,953)	3,604,230	73,204,741
Income tax payable	412,742	54,973	(829,790)
Other tax payable	379,366	324,464	222,476
Other payable and accrued liabilities	(2,330,403)	826,742	(1,175,084)
Accrued interest	(360,626)	(617,128)	5,812,765

Net cash provided by (used in) operating activities	(244,797,167)	(408,937)	67,650,689

Cash flows from financing activities:
Proceeds from other long-term debt	—	—	10,000,000
Repayment of other debt	—	—	(77,954,175)
Proceeds from issuance of common shares	217,881	399,110	15,188

Net cash (used in)/provided by financing activities	217,881	399,110	(67,938,987)

Net increase in cash and cash equivalents	(244,579,286)	(9,827)	(288,298)
Cash and cash equivalents, at the beginning of the year	244,882,355	303,069	293,242

Cash and cash equivalents, at end of the period	303,069	293,242	4,944

SUPPLEMENTARY INFORMATION OF NON-CASH FINANCING ACTIVITIES
Non-cash repayment of other debt	—	—	30,000,000

(a) Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus its equity interest in undistributed earnings of subsidiaries since inception. The Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323 “Investment-Equity Method and Joint Ventures” (“ASC 323”). Such investment is presented on the balance sheet as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in profit (loss) of subsidiary company” on the statements of operations.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b) Related party transactions

The Company does not have significant related party transactions as of the period end presented.

(c) Commitments

The Company does not have significant commitments or long-term obligations as of the period end presented.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

1.2	Amendment to Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.5 from our Form 6-K (File No. 001-33863) filed with the SEC on December 10, 2009)

2.1	Indenture regarding the guaranteed senior secured floating rate notes due 2010, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

2.2	Indenture Supplement No. 1, dated August 21, 2009, to Indenture regarding the guaranteed senior secured floating rate notes due 2010, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 2.2 from Amendment No. 1. to our annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)

2.3	Indenture regarding the 2% guaranteed convertible subordinate notes due 2012, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

2.4	Indenture Supplement No. 1, dated August 21, 2009, to Indenture regarding 2% guaranteed convertible subordinate notes due 2012, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hong Kong and Shanghai Banking Corporation Limited as Trustee (incorporated by reference to Exhibit 2.4 from Amendment No. 1. to our annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)

2.5	Deposit Agreement, dated as of December 11, 2007, among Xinyuan Real Estate Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and holders of American Depositary Shares (incorporated by reference to Exhibit 2.5 from Amendment No. 1. to our annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)

4.1	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.2	2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.3	Share exchange and assumption agreement, dated as of April 9, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd. and Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.4	Amended and Restated shareholders agreement, dated as of October 31, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd., Xinyuan Real Estate Co., Ltd. and, to the extent set forth herein, Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.5	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.6	Form of employment agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

Exhibit Number	Description of Document

4.7	Form of confidentiality and non-competition agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.8	English translation of the joint venture contract of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., dated August 20, 2005, among Henan Xinyuan Real Estate Co., Ltd., Zhengzhou General Construction Investment Company and Zhengzhou Jiantou Project Consulting Co., Ltd. (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.9	English translation of financial consulting services agreement, dated December 27, 2006, between Henan Xinyuan Real Estate Co., Ltd. and Beijing Runzheng Investment Consulting Co., Ltd. (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.10	Equity Transfer and Profit Distribution Agreement among Zhengzhou General Construction Investment Company, Zhengzhou Jiantou Project Consulting Co., Ltd., Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 001-33863) filed with the SEC on September 30, 2009)

4.11	Securities Purchase Agreement, dated as of April 15, 2010 between Xinyuan Real Estate, Ltd. and Forum Asian Realty Income II, L.P. (incorporated by reference to Exhibit 99.2 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010

4.12	Note, dated as of April 15, 2010, issued by Xinyuan Real Estate Co., Ltd. in favor for Forum Asian Realty Income II, L.P. in the aggregate principal amount of US$40,000,000. (incorporated by reference to Exhibit 99.3 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010

4.13	Warrant, dated as of April 15, 2010, to purchase up to 1,516,882 common shares of Xinyuan Real Estate Co., Ltd., issued to Forum Asian Realty Income II, L.P. (incorporated by reference to Exhibit 99.4 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010

4.14	Registration Rights Agreement, dated as of April 15, 2010, between Xinyuan Real Estate Co., Ltd. and Forum Asian Realty Income II, L.P. (incorporated by reference to Exhibit 99.5 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010

4.15	Collateral Agency Agreement, dated as of April 15, 2010, among The Bank of New York Trust Company (Cayman) Limited, The Bank of New York Mellon, Forum Asian Realty Income II, L.P. and Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 99.6 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010

4.16	Equity Mortgage in Respect of Shares of Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited (collectively, the “Hong Kong Companies”), dated April 15, 2010, among Xinyuan Real Estate, Ltd., the Hong Kong Companies and The Bank of New York Mellon, as Collateral Agent. (incorporated by reference to Exhibit 99.7 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010

4.17	First Equitable Mortgage in Respect of Shares of Xinyuan Real Estate, Ltd., dated April 15, 2010, among Xinyuan Real Estate, Co., Ltd., Xinyuan Real Estate, Ltd. and The Bank of New York Trust Company (Cayman) Limited, as Collateral Agent. (incorporated by reference to Exhibit 99.8 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010

Exhibit Number	Description of Document

4.18	Debenture, dated April 15, 2010, among Xinyuan Real Estate, Co., Ltd., Xinyuan Real Estate, Ltd. and The Bank of New York Trust Company (Cayman) Limited, as Collateral Agent. (incorporated by reference to Exhibit 99.9 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010

4.19	Debenture, dated April 15, 2010, among Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and The Bank of New York Mellon, as Collateral Agent. (incorporated by reference to Exhibit 99.10 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010

4.20	Pledge and Security Agreement, dated as of April 15, 2010, by and between Xinyuan Real Estate, Ltd. and The Bank of New York Mellon, as Collateral Agent. (incorporated by reference to Exhibit 99.11 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010

4.21	Equity Pledge Agreement, dated as of April 15, 2010, by and among Forum Asian Realty Income II, L.P., Xinyuan Real Estate, Ltd. and Xinyuan (China) Real Estate Co., Ltd. (incorporated by reference to Exhibit 99.12 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010

8.1*	Subsidiaries of Xinyuan Real Estate Co., Ltd.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Ernst & Young Hua Ming

*	Filed with this Annual Report on Form 20-F