Form 20-F
period 2011-12-31
Xinyuan Real Estate Co., Ltd.
filed 2012-04-16
CIK 1398453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2011.

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report 145,863,676 common shares, par value US$0.0001 per share, as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes     ☐     No     ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes     ☒     No     ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past
90 days.     Yes     ☒     No     ☐

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

TABLE OF CONTENTS

Introduction		iii
Forward-Looking Statements		iv
Part I		1
Item 1.	Identity of Directors, Senior Management and Advisers	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
A.	Selected financial data	1
B.	Capitalization and Indebtedness	3
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	3
Item 4.	Information on the Company	27
A.	History and Development of the Company	27
B.	Business Overview	27
C.	Organizational Structure	56
D.	Property, plant and equipment	57
Item 4A.	Unresolved Staff Comments	57
Item 5.	Operating and Financial Review and Prospects	57
A.	Operating Results	58
B.	Liquidity and Capital Resources	85
C.	Research and Development, Patent and Licenses, etc.	89
D.	Trend Information	89
E.	Off-Balance Sheet Arrangements	89
F.	Tabular Disclosure of Contractual Obligations	90
G.	Safe Harbor	92
Item 6.	Directors, Senior Management and Employees	92
A.	Directors and Senior Management	92
B.	Compensation	93
C.	Board Practices	97
D.	Employees	99
E.	Share Ownership	99
Item 7.	Major Shareholders and Related Party Transactions	101
A.	Major Shareholders	101
B.	Related Party Transactions	101
C.	Interests of Experts and Counsel	103
Item 8.	Financial Information	103
A.	Consolidated Statements and Other Financial Information	103
B.	Significant Changes	103
Item 9.	The Offer and Listing	103
A.	Offer and Listing Details	103
B.	Plan of Distribution	103
C.	Markets	103
D.	Selling Shareholders	104
E.	Dilution	104
F.	Expenses of the Issue	104
Item 10.	Additional Information	104
A.	Share Capital	104
B.	Memorandum and Articles of Association	104
C.	Material Contracts	104
D.	Exchange Controls	105
E.	Taxation	105
F.	Dividends and Paying Agents	109
G.	Statement by Experts	109
H.	Documents on Display	110
I.	Subsidiary Information	110

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

This annual report includes our audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011 and as of December 31, 2010 and 2011.

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

We completed an initial public offering, or IPO, of 20,125,000 ADSs, each representing two common shares, in December 2007. On December 12, 2007, we listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “XIN.” The closing price of our ADSs on the NYSE as of April 13, 2012 was $3.47 per ADS.

iii

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

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. However, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements. Among the important factors to consider in evaluating our forward-looking statements are:

•	our ability to continue to implement our business model successfully;

•	our ability to secure adequate financing for our project development;

•	our ability to successfully sell or complete our property projects under construction and planning;

•	our ability to enter into new geographic markets and expand our operations;

•	our ability to maintain strict cost control;

•	the marketing and sales ability of our third-party sales agents;

•	PRC laws, regulations and policies relating to real estate developers and the real estate industry in China;

•	our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations;

•	competition from other real estate developers;

•	the growth of the real estate industry in China, particularly Tier II cities; and

•	fluctuations in general economic and business conditions in China.

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

iv

This annual report may also contain third party data relating to the real estate industry in China that includes projections based on a number of assumptions. The real estate industry in China may not grow at the rates projected by market data, or at all. The failure of this market to grow at projected rates may have a material adverse effect on our business and the market price of our ADSs. Furthermore, if one or more of the assumptions underlying the market data turn out to be incorrect, the actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward looking statements.

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

v

Part I

Item 1.       Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.       Offer Statistics and Expected Timetable

Not Applicable.

Item 3.       Key Information

A.	Selected financial data

Our Selected Consolidated Financial Data

The following selected consolidated statement of operations and other financial data for the years ended December 31, 2009, 2010 and 2011, other than the earnings per ADS data, and the consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements which are included elsewhere in this annual report. Our audited consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except for changes in operating subsidiaries, our consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

Our selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 and our selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements not included in this annual report.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Years ended December 31,
	2007	2008	2009	2010	2011
	US$	US$	US$	US$	US$
	(in thousands except share, per share and per ADS data)
Consolidated Statements of Operations Data-
Total revenues	309,725	356,632	448,984	449,972	687,508
Total costs of revenues	(208,135)	(356,981)	(359,739)	(334,453)	(487,777)
Selling and distribution expenses	(10,515)	(13,578)	(11,443)	(10,724)	(16,209)
General and administrative expenses	(17,077)	(32,343)	(22,215)	(22,209)	(27,231)
Operating income/(loss)	73,998	(46,270)	55,587	82,586	156,292
Net income/(loss)	45,663	(23,640)	42,419	51,123	103,005
Accretion of Series A convertible redeemable Preference shares	(2,739)	—	—	—	—

Deemed dividend(1)	(182,229)	—	—	—	—
Net income/(loss) attributable to non-controlling interest	—	—	—	18	(707)
Net (loss)/income attributable to shareholders	(139,305)	(23,640)	42,419	51,141	102,298
Earnings (loss) per share
—Basic	(1.28)	(0.16)	0.28	0.34	0.68
—Diluted	(1.28)	(0.16)	0.26	0.33	0.68
Shares used in computation
—Basic	108,690,267	149,149,309	151,252,815	152,577,960	151,314,945
—Diluted	108,690,267	149,149,309	160,871,387	155,397,355	151,314,945
Earnings (loss) per ADS(2)
—Basic	(2.56)	(0.32)	0.56	0.68	1.36
—Diluted	(2.56)	(0.32)	0.52	0.66	1.36

(1)	On November 13, 2007, the holders of the Series A convertible redeemable preference shares, or Series A preference shares, agreed to waive the contingent conversion option. The modification was deemed to be substantive and was treated for accounting purpose as an extinguishment of the Series A preference shares. In connection with this, we recognized a dividend of approximately US$182.2 million to the Series A preference shareholders, representing the difference between the fair value of the convertible preference shares immediately after the modification and the carrying value of the preference shares immediately prior to the modification. This deemed dividend did not affect our net income or cash flows. However, it reduced the net income attributable to ordinary shareholders and retained earnings for the year ended December 31, 2007 by the amount of the dividend.

(2)	Earnings per ADS are calculated based on each ADS representing two common shares.

	Years ended December 31,
	2007	2008	2009	2010	2011
	US$	US$	US$	US$	US$
	(in thousands except share, per share and per ADS data)
Other Operating Data
Number of projects launched	6	3	—	3	4
Aggregate GFA delivered(1) (m2)	513,878	519,100	1,591,132	291,686	521,223

(1)	Delivery occurs when the Company has obtained all the completion acceptance certificates required by the PRC government in respect of the apartment and delivers full access to the apartment, such as the keys, to the buyer.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2007, 2008, 2009, 2010 and 2011:

	As of and for the Years Ended December 31,
	2007	2008	2008	2010	2011
	US$	US$	US$	US$	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Balance Sheet Data(1)
Cash and cash equivalents	309,315	135,659	157,800	13,326	319,218
Restricted cash	48,267	57,951	40,240	82,305	168,384
Real estate property under development(2)	388,881	623,203	560,590	710,585	761,871
Total current assets	770,347	778,013	849,357	1,075,045	1,364,650
Total assets	807,195	936,166	881,782	1,103,965	1,390,614
Total current liabilities	154,374	417,990	369,098	463,747	627,860
Long-term bank loans	137,858	105,007	53,015	70,213	73,482
Preference shares	—	—	—	—	—
Capital stock	14,840	15,102	15,148	15,319	15,341
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	389,899	400,255	446,912	517,798	634,627

(1)	Our financial information is first prepared in RMB and then translated into U.S. dollars for assets and liabilities at the year-end exchange rate and, for revenues and expenses at the yearly average exchange rate. The rates used are set forth in the table below. Capital accounts are translated at their historical exchange rates when the transactions occurred.

(2)	Includes real estate property under development recorded under current assets and non-current assets.

	As of and for the Year Ended December 31,
	2007	2008	2009	2010	2011
Period-end US$: RMB exchange rate	7.3046	6.8346	6.8282	6.6227	6.3009
Period average US$: RMB exchange rate	7.6079	6.9480	6.8311	6.7704	6.4614

As of April 6, 2012, the US$: RMB exchange rate was 6.3052.

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

	Noon Buying Rate(1)
	Period End	Average(2)	Low	High
	(RMB Per US$1.00)
Year
2007	7.2946	7.6058	7.2946	7.8127
2008	6.8225	6.9221	6.8225	7.2946
2009	6.8259	6.8307	6.8176	6.8470
2010	6.6000	6.7426	6.6000	6.8330
2011	6.2939	6.4475	6.2939	6.6017
Month
October 2011	6.3547	6.3710	6.3534	6.3825
November 2011	6.3765	6.3564	6.3400	6.3839
December 2011	6.2939	6.3482	6.2939	6.3733
January 2012	6.3080	6.3119	6.2940	6.3330
February 2102	6.2935	6.2997	6.2935	6.3120
March 2012	6.2975	6.3125	6.2975	6.3315
April 2012 (through April 6)	6.3252	6.3021	6.2975	6.3123

(1)	For December 2008 and prior periods, the noon buying rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For January 2009 and later periods, the noon buying rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated by averaging the exchange rates on the last business day of each month or the elapsed portion thereof during the relevant period. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

Our business is sensitive to the current global economic crisis. A severe or prolonged downturn in the global economy could materially and adversely affect our revenues and results of operations.

Global market and economic conditions have been challenging with tight credit conditions and recession in most major economies continuing into 2012. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for economic growth around the world.

The European sovereign debt crisis has escalated since 2011 and it is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan. Economic conditions in China are sensitive to global economic conditions, and it is impossible to predict how the Chinese economy would develop in the future and whether it might experience any financial crisis in a manner and scale similar to that in the United States.

Any slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of homes, and our homebuyers may also defer, reduce or cancel purchases of our units. Although we have experienced demand softness since the second quarter of 2010 due to strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices, we expect continuing economic growth in China. We remain optimistic about the Chinese economy, but to the extent any fluctuations in the Chinese economy significantly affect homebuyers’ demand for our units or change their spending habits, our results of operations may be materially and adversely affected.

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

Since 2003, PRC commercial banks have been prohibited, under the guidelines of the PBOC, from advancing loans to fund the payment of land use rights. In addition, the PRC State Council has taken and may continue to take action to curb speculation in the housing market and housing price increases. Among other actions, as of March 25, 2011, the PBOC raised the reserve requirement ratio for large commercial banks by 0.5% to 20%, and small and middle sized financial institutions by 0.5% to 16.5% and on June 20, 2011, the reserve requirement ratio was raised to its peak of 21.5% for large commercial banks and 18% for small and middle sized financial institutions. As of February 18, 2012, the reserve requirement ratios have been reduced to 20.5% for large commercial banks and 17% for small and middle sized financial institutions. Notwithstanding the recent reduction in requirement amount, the overall increases in the reserve requirement ratio will reduce the amount of commercial bank credit available to businesses in China, including us. We generate significant cash flow through pre-sales, which are subject to government restrictions. In particular, PRC regulations on the pre-sales of properties generally provide that the proceeds from the pre-sales of a real estate project may only be used for the construction of such project. Any additional potential government restrictions on pre-sales could significantly increase our financing needs. Moreover, our ability to move cash through inter-company transfers or transfer funds from onshore subsidiaries to our offshore parent company is limited by PRC government regulations, which limits our ability to use excess cash resources in one subsidiary to fund the obligations of another subsidiary or our offshore parent company.

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

As of December 31, 2011, our contractual obligations amounted to US$592.5 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. Of this amount, US$473.2 million was due within one year.

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

We pre-sell properties before actual completion and, in accordance with industry practice, our customers’ mortgage banks require us to guarantee our customers’ mortgage loans. Typically, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total mortgage loan amount until the completion of the registration of the mortgage with the relevant mortgage registration authorities, which generally occurs within six to 12 months after the purchasers take possession of the relevant properties. In line with what we believe to be industry practice, we rely on the credit evaluation conducted by mortgagee banks and do not conduct our own independent credit checks on our customers. The mortgagee banks typically require us to maintain, as restricted cash, 0% to 10% of the mortgage proceeds paid to us as security for our obligations under such guarantees. If a purchaser defaults on its payment obligations during the term of our guarantee, the mortgagee bank may deduct the delinquent mortgage payment from the security deposit. If the delinquent mortgage payments exceed the security deposit, the banks may require us to pay the excess amount. If multiple purchasers default on their payment obligations, we will be required to make significant payments to the banks to satisfy our guarantee obligations. Factors such as a significant decrease in housing prices, increase in interest rates or the occurrence of natural catastrophes, among others, could result in a purchaser defaulting on its mortgage payment obligations. If we are unable to resell the properties underlying defaulted mortgages on a timely basis or at prices higher than the amounts of our guarantees and related expenses, we will suffer financial losses. For the three years ended December 31, 2011, we experienced certain defaults on mortgage loans by our customers in an aggregate principal amount of approximately US$159,936.

As of December 31, 2009, 2010 and 2011, our outstanding guarantees in respect of our customers’ mortgage loans amounted to US$509.2 million, US$666.4 million and US$709.5 million, respectively. If substantial defaults by our customers occur and we are called upon to honor our guarantees, our financial condition and results of operations will be materially adversely affected.

Our level of indebtedness could have an adverse effect on our financial condition, diminish our ability to raise additional capital to fund our operations and limit our ability to explore business opportunities.

As of December 31, 2011, the outstanding balance of our total indebtedness amounted to US$285.5 million. Our level of indebtedness could have an adverse effect on us. For example, it could:

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

Under our seller-financed agreements, we face the risk that our homebuyers may default in their obligations, which could result in a delay of revenue recognition and could negatively affect our financial results.

Beginning in the third quarter of 2011, due to the restrictions of mortgages to second home buyers, we introduced seller-financed contract arrangements under which the homebuyer pays the purchase price for the residential unit in installment payments. We performed credit checks on homebuyers to whom we offer seller-financed arrangements. While we believe our credit check criteria are appropriate, there is no assurance that the data provided is completely accurate or current. Moreover, there is a limit as to the scope of the investigation we may conduct with respect to each homebuyer. Our check may not reveal all the matters that an in-depth independent investigation preformed by a bank or company whose primary business is credit review could uncover.

Our risk of monetary loss under seller-financed agreements is mitigated by the homebuyers' deposits we hold as collateral and our retention of possession and title to the apartments until the purchase price is paid in full. However, if any homebuyer defaults, our ability to recognize revenue from the sale of the affected apartment will be delayed and our financial results could be adversely affected.

Our financing costs are subject to changes in interest rates.

The rates of interest payable on our long-term bank loans are adjustable based on the range of 95% to 120% of the PBOC benchmark rate, which were raised by the PBOC four times from October 19, 2010 until April 5, 2012, and may be raised in the future. The PBOC benchmark rate for a one year loan stands at 6.56% as of April 5, 2012. As of December 31, 2011, the principal amount of our aggregate outstanding variable rate debt was US$227.6 million. A hypothetical 1% increase in annual interest rates would increase our interest expenses by US$2.3 million based on our debt level at December 31, 2011.

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

Under PRC laws and regulations and our pre-sale contracts, we are required to compensate purchasers for late delivery of or failure to complete our pre-sold units. For the three years ended December 31, 2011, we paid an aggregate amount of approximately US$1.4 million of compensation to our customers due to late delivery. If the delay extends beyond the contractually specified period, the purchasers may become entitled to terminate the pre-sale contracts and claim damages.

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

We depend on cash flows from pre-sale of properties as an important source of funding for our property projects. Under current PRC laws and regulations, property developers must fulfill certain conditions before they can commence pre-sale of the relevant properties and may only use pre-sale proceeds to finance the construction of the specific developments. On August 5, 2005, PBOC issued a report entitled “2004 Real Estate Financing Report,” in which it recommended that the practice of pre-selling uncompleted properties be discontinued because, according to the report, such activity creates significant market risks and generates transactional irregularities. This and other PBOC recommendations have not been adopted by the PRC government and have no enforceability. However, there can be no assurance that the PRC government will not ban the practice of pre-selling uncompleted properties or implement further restrictions on the pre-sale of properties, such as imposing additional conditions for a pre-sale permit or further restrictions on the use of pre-sale proceeds or that cities will not voluntarily suspend or restrict pre-sales. For example, the Housing and Construction Department in Guangxi Province (in which we do not have any operations) announced in 2010 that it was considering suspending pre-sales of commercial properties, starting in Nanning municipality on a trial basis. Any measures prohibiting or further restricting pre-sales by the PRC government or province or city government affecting cities in which we operate will adversely affect our cash flow position and force us to seek alternative sources of funding for much of our property development business.

The results of our operations may fluctuate from period to period.

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

Our operations are highly subject to the government policies regulating the real estate market.

Since 2010, the PRC government has been tightening its control of the real estate market with the aim of curbing the increases in property prices. At the same time, it has also been actively investing in and promoting the construction of government subsidized affordable housing throughout the country. Issued by the PRC State Council, the Guidelines for the Construction and Administration of Affordable Housing Project stipulate that by the end of the Twelfth Five-Year Plan (i.e., by the end of 2015), government subsidized affordable housing will account for 20% of all residential properties. Such policies of the PRC government may hamper further development of the commercial real estate market, especially the residential real estate market, and thus impact our operations in China.

Our operations may be affected by the real property taxes to be imposed by the PRC government.

In another attempt to cool the real estate market, the PRC government is considering imposing real property tax on a nationwide scale and has designated Shanghai and Chongqing as trial regions. In response, on January 28, 2011 both Shanghai and Chongqing promulgated local rules regarding the imposition of real property tax, with such rules taking immediate effect. Real property tax regulations may eventually be officially promulgated at the national level; any such regulation could significantly impact the real estate market. In light of these developments, we cannot guarantee that our operations will not be adversely affected.

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

Based on the levy method applied by the Zhengzhou local tax bureau before 2011, our subsidiaries in Zhengzhou were paying corporate income tax, or CIT, on a deemed profit basis, where taxable income was deemed to be 15% of cash receipts, regardless of actual income generated in that year. The local tax authorities may challenge our basis as compared to the actual income basis. Accordingly, we may be subject to CIT on our actual taxable income for the year prior to 2011. We have made provision for the full amount of applicable CIT calculated in accordance with the relevant PRC tax laws and regulations, but we paid CIT each year as required by the local tax authorities. We cannot guarantee that we will not be required to pay additional taxes in accordance with the PRC tax laws and regulations or that our accrued deferred tax liabilities will be sufficient to cover any additional CIT payments we will be required to pay in the future with respect to past financial periods.

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

Any future acquisitions could expose us to unforeseen risks or place additional strain on the management and other resources.

In late 2010, we completed our acquisition of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., or Jiantou Xinyuan, a joint venture in which we had previously held a 45% interest. As part of our business strategy, we regularly evaluate investments in, or acquisitions of, subsidiaries, joint ventures, and we expect that we will continue to make such investments and acquisitions in the future. Any potential future acquisition will be accompanied by a number of risks due to the constantly evolving legal landscape in China. An acquired business may underperform relative to expectations or may expose us to unexpected liabilities. In addition, the integration of any acquisition could require substantial management attention and resources. If we were unable to successfully manage the integration and ongoing operations, or hire and retain additional personnel necessary for the running of the expanded business, the results of our operations and branch performance could be adversely affected.

Regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Among other things, the M&A Rules and regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, are triggered. According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions.

We are a holding company that depends on dividend payments from our subsidiaries for funding.

We are a holding company established in the Cayman Islands and operate all of our business and operations through our subsidiaries in China. Therefore, our ability to pay dividends to our shareholders and to service our indebtedness depends upon dividends that we receive from our subsidiaries in China. If our subsidiaries incur indebtedness or losses, such indebtedness or losses may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness will be restricted. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reaches 50.0% of its respective registered capital. As of December 31, 2011, our statutory reserves under PRC GAAP amounted to US$33.6 million. Our statutory reserves are not distributable as cash dividends. The terms of our secured note contain restrictions on our subsidiaries’ ability to pay dividends. In addition, restrictive covenants in bank credit facilities, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to make contributions to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

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

We own trademarks for ""in the form of Chinese characters and our company logo. We rely on the PRC intellectual property and anti-unfair competition laws and contractual restrictions to protect brand name and trademarks. We believe our brand, trademarks and other intellectual property rights are important to our success. Any unauthorized use of our brand, trademarks and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States or the Cayman Islands, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, our reputation may be harmed and our business may be adversely affected.

We may be subject to additional payments of statutory employee benefits.

According to PRC laws and local regulations, we are required to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agents for the benefit of all our employees. Since the PRC Social Insurance Law came into effect on July 1, 2011, the legal framework regulating employee social insurance has been further strengthened. Currently, we pay statutory employee benefits based on the contribution ratio stipulated by local governments and also accrue provisions for unpaid employee benefits based on relevant central government regulations. We cannot be certain that such accrued amounts will be sufficient to meet any additional employee benefit payments that we are required to make in the future.

Our development plan may be adversely affected in the event that relocation issues related to government housing expropriations are not successfully settled by the relevant PRC governmental authorities.

We acquire property for development through bidding, auctions and listing procedures held by the government or through acquisitions from third parties. Some of the property we acquire from the government may have been available through expropriation. On January 21, 2011, the PRC State Council issued the Regulations on the Expropriation of Buildings on State-owned Land and Compensation, which provides that government entities at the city and county level are responsible for overseeing housing expropriation and compensation within their respective administrative regions. The regulations mandate that a compensation agreement be entered into between the relevant housing expropriation department and the entities or individuals whose houses have been expropriated addressing, among others things, the mode of payment and the amount of compensation, the period of payment, the removal expenses, temporary placement or transitional housing expenses, losses from the closure of business operations, the time period within which the entities or individuals must vacate the expropriated premises, the type of transitional accommodation and the period of transition. The compensation payable may not be less than the market value of property of a similar nature as of the date when the expropriation notice was issued. Under the regulations, property developers are prohibited from participating in the relocation arrangements. Given the fact that the completion of the relocation procedures is the condition precedent for the relevant PRC governmental authorities to grant land use rights, any failure of the PRC governmental authorities in handling the relocation issues may cause substantial delays in the granting process of land use rights. If we cannot obtain the land use rights from the relevant governmental authorities in time, our development plan may be delayed and we hence may not be able to complete the development and sell the real estate in time. This will, in turn, adversely affect our business operations.

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

According to the relevant PRC laws and regulations, if we fail to develop a property project according to the terms of the land use rights grant contract, including those relating to the payment of land premiums, specified use of the land and the time for commencement and completion of the property development, the PRC government may issue a warning, may impose a penalty or may order us to forfeit the land. Specifically, under current PRC laws and regulations, if we fail to pay land premiums in accordance with the payment schedule set forth in the relevant land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us, impose late payment penalties or even require us to forfeit the related land to the PRC government. The late payment penalties are usually calculated based on the overdue days for the land premium payments. Furthermore, if we fail to commence development within one year after the commencement date stipulated in the land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us and impose an idle land fee on the land of up to 20% of the land premium. If we fail to commence development within two years, the land will be subject to forfeiture to the PRC government, unless the delay in development is caused by government actions or force majeure. Even if the commencement of the land development is compliant with the land use rights grant contract, if the developed GFA on the land is less than one-third of the total GFA of the project or the total capital invested is less than one-fourth of the total investment of the project and the suspension of the development of the land continues for more than one year without government approval, the land will also be treated as idle land and be subject to penalty or forfeiture. We and Jiantou Xinyuan, during the time we owned only 45% of the company, have made late payments of land premiums for which penalties were imposed.

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

We have obtained completion acceptance certificates for all of our completed properties as of December 31, 2011. However, we cannot be certain that local government authorities will not determine that the total constructed GFA upon completion of our existing projects under development or any future property developments exceed the relevant authorized GFA. Any such non-compliance could lead to additional payments or penalty, which would adversely affect our financial condition. We have not incurred any such payments or penalties since the founding of the company.

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

We are in the early planning stages for the potential expansion into real estate projects in the United States, which could require us to spend significant resources, and there can be no assurance that we will be able to find attractive projects or successfully enter the United States market.

While our primary focus continues to be residential real estate development in Tier II cities in China, we see potential opportunities for residential projects in the United States at attractive prices that might benefit from incremental demand from Chinese buyers. We are in the early planning and evaluation stage of the potential expansion of our business plan into the United States and there can be no assurance that we will ultimately enter the United States market or that we will be successful in developing projects in the United States. We have no experience in the United States real estate market. Thus, it is difficult to forecast accurately our future revenues and expenses related to this business. Accordingly, it is difficult to predict how successfully our property development process could be implemented under or adapted to United States practices or to forecast accurately future revenues and expenses related to pursuit of projects in Untied States. Our ability to locate appropriate projects in the United States and generate future revenues from such projects would be dependent on a number of factors, many of which are beyond our control, and could require us to expend significant resources, including capital and management time. If we were to expand our business operations to include developments in the United States, there can be no assurance that this aspect of our business would be successful.

Risks Relating to the Residential Property Industry in China

The PRC government adopted various policy and regulatory measures to control the rapid increase in housing prices and cool down the real estate market and may adopt further measures in the future.

Along with the economic growth in China, investments in the property sector have increased significantly in the past several years. Since the second half of 2009, the PRC real estate market has experienced strong recovery from the financial crisis and housing prices have risen rapidly in certain cities. In response to concerns over the scale of the increase in property investments, the PRC government has implemented measures and introduced policies to curtail property development and promote the healthy development of the real estate industry in China.

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

On May 26, 2010, the Ministry of Housing and Urban-Rural Development, or the MOHURD, the PBOC and China Banking Regulatory Commission, or the CBRC, jointly issued a notice clarifying the criteria for determining what is a “second residential household property”. Among other matters, the requirements on down payments and interest rates for mortgages on a second residential property will also apply to non-local resident purchasers (i.e., purchasers who cannot provide proof that they have been making individual income tax payments or social security payments in the relevant local area for more than one year) applying for housing-related mortgage financing, regardless of whether there is any residential property under the name of a member of their households at the time of application.

The General Office of the State Council promulgated the Circular on Issues Relevant to Improving the Regulation and Control of the Real Property Market on January 26, 2011, which required each city’s government to appropriately set and publicize its target for controlling the prices of local, newly built, residential housing units in 2011. In addition, this circular also provided that for a household purchasing a second residential household property by mortgage financing, the down payment may not be less than 60% of the purchase price and the interest rate for the mortgage on such property may not be less than 1.1 times the benchmark interest rate; in municipalities, the capital city of each province, and other cities where housing prices are too high, a local resident household having one residential household property or a non-local resident household which is able to provide the requisite certificates showing payment of individual income tax or social insurance contribution for a certain number of years, may only purchase one additional residential property; for a local resident household already having two or more residential properties or a non-local resident household that already has one or more residential properties or is unable to provide the requisite certificates, the purchase of any residential properties in the local area is not permitted. Localities that have already promulgated their own policies on limiting the purchase of residential properties must bring those policies in line with the abovementioned principle as soon as possible. Municipalities, capital cities of each province, and other cities where housing prices are too high must promulgate policies to limit the purchase of residential properties.

On February 5, 2011, the MLR issued the Circular on the Issues of the Management and Control of Land Supply for Urban Residential Properties which imposed strict controls on the use of land for large commercial housing projects. On March 16, 2011, the National Development and Reform Commission, or the NDRC, issued the Provisions on Selling Real Estate at Expressly Marked Prices, which was implemented on May 1, 2011 to regulate price manipulation and arbitrary price increases by, among other things, requiring developers to re-register with the appropriate government department before increasing real estate prices. PRC government agencies have also promulgated several other regulations in a continuous bid to promote the construction of public housing, especially rental housing projects. The urban public rental housing policy is targeted at low to middle income families, new employees without housing and migrants with stable employment in urban areas. Several policies, such as increasing financial aid from central finance agencies and local governments, improving project planning and establishing a sound regulatory mechanism, have been implemented to ensure the successful promotion of affordable housing projects. With the rapid development of the affordable housing projects, we foresee that this may not only reduce demand in the market, but it may also make prices go down with regard to residential properties, which may therefore affect our business operations in the PRC.

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

On February 15, 2012, the MLR issued the Circular on Issues Relevant to the Regulation and Control of the Real Property Market in 2012, which provides that governments must strictly maintain the current range of restrictions on the real estate market.

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

The PRC government has adopted various measures to regulate the property development industry and may adopt further restrictive measures in the future.

In addition to its policies and measures implemented to address housing prices, the PRC government has implemented a number of regulations and measures governing the property development industry.

In July 2006, the MOHURD, the NDRC, the PBOC, the State Administration for Industry and Commerce, or the SAIC, and the State Administration of Foreign Exchange, or the SAFE, issued Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market, which impose significant requirements on foreign investment in the PRC real estate sector. For instance, these opinions set forth requirements of registered capital of a foreign invested real estate enterprise as well as thresholds for a foreign invested real estate to borrow domestic or overseas loans. In addition, since June 2007, a foreign invested real estate enterprise approved by local authorities is required to file such approvals with the MOFCOM or its provincial branches. We cannot assure you that any foreign invested real estate enterprise that we establish, or whose registered capital we increase, will be able to complete the filing with the MOFCOM or its provincial branches.

On December 24, 2011, the MOFCOM and the NDRC jointly issued the Catalogue of Industries for Guiding Foreign Investment (2011 Revision), or the Catalogue 2011,which took effect on January 30, 2012. Consistent with the provisions of Catalogue 2007, Catalogue 2011 restricts the construction and operation of high-end residential and commercial properties by Sino-foreign and other foreign investment entities. In addition, although it continues to be a permitted type of investment, the development and construction of ordinary residential properties was removed from the “encouraged” category of investment.

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

We are heavily dependent on the performance of the residential property market in China.

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

The recent circulars issued by the PRC State Council and related measures taken by ministries and local governments have restricted and may continue to restrict the ability of purchasers to qualify for or obtain mortgage financing. In response to the circular issued since April 2010 provided that banks can decline to provide the financing to either a purchaser of a third residential property or a non-resident purchaser, certain banks in Kunshan in Jiangsu Province (which typically has a high percentage of non-resident purchasers) ceased providing mortgage loans until they had an opportunity to interpret the circular further. This ensuing lending moratorium may not only affect our current and future sales of properties in Kunshan, but may also lead to cancellations of our existing sales and the returning of down payments by us to those persons who have previously entered into a contract with us to purchase a unit but were unable to obtain a mortgage within the 30-day period after the contract date. We cannot predict how long this voluntary lending moratorium will continue or what other action, if any, the banks in Kunshan or any other city in which we operate, may take.

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

On October 21, 2005 , the SAFE issued the Circular of the SAFE on Relevant Issues Concerning Foreign Exchange Administration for Financing and Round-Trip Investment Undertaken by Domestic Residents Through Overseas Special-Purpose Vehicles , or the Circular No. 75, requiring PRC residents to register with the local SAFE branch before establishing or acquiring control of any company outside of China for the purposes of financing such offshore company to acquire assets or equity interests in a PRC company. Once such a special purpose vehicle, or SPV, undergoes major changes in capital (including overseas equity or convertible bonds financing), PRC residents must make an application for the registration of such change within 30 days of the occurrence of the event. On May 20, 2011, the SAFE issued the Circular of the SAFE on Operating Rules Concerning Financing and Round-Trip Investment Undertaken by Domestic Residents through Overseas Special-Purpose Vehicles, or the Circular No. 19, which took effect on July 1, 2011 and provides that PRC residents can set up offshore SPVs before obtaining SAFE registration. Circular No. 19 also exempts from the Circular No. 75 registration requirements, onshore foreign invested enterprises, or FIEs, set up by offshore companies controlled by PRC residents, where the offshore company was not set up primarily as a financing vehicle for round-trip investments (e.g., those that have undertaken standard overseas investments and operations, but then incidentally made a re-investment back onshore). Circular No. 19 makes registration possible for those round-trip SPVs that should have but failed to register as required by Circular No. 75 but indicates that the SAFE shall penalize such offenders; such penalties can be severe, including a fine amounting to a certain percentage of all funds remitted by the onshore subsidiary to the SPV after November 1, 2005, and possible criminal prosecution. Additionally, as a result of uncertainty concerning the reconciliation of these notices with other approval or registration requirements, it remains unclear how these notices, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. Since Mr. Yong Zhang, Chairman of our board of directors and Chief Executive Officer, and his spouse, Ms. Yuyan Yang, also a board member and Vice President, are PRC residents and our shareholders, each is subject to the SAFE registration requirements. Mr. Zhang and Ms. Yang have updated their registrations with the local SAFE branch. However, we cannot provide any assurances that Mr. Zhang, Ms. Yang, or any of our other shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by these notices or other related rules for any future updates. The failure or inability of these PRC resident beneficial owners to comply with applicable SAFE registration requirements may subject us to the sanctions described above, including sanctions which may impede our ability to contribute the additional capital from our proceeds of any future offerings to our PRC subsidiaries, and our PRC subsidiaries ability to pay dividends or distribute profits to us.

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

In February 2012, the SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice which replaced the previous Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan of Overseas-Listed Company promulgated by the SAFE on March 28, 2007. Under the Stock Option Notice, if a PRC resident participates in any employee stock incentive plan of an overseas listed company, a qualified domestic PRC agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such individual, an application with the SAFE or its local counterpart to obtain approval for an annual allowance with respect to the foreign exchange in connection with the stock holding or share option exercises. Concurrently, the qualified domestic PRC agent or the PRC subsidiary must also obtain approval from the SAFE or its local counterpart to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon the sale of shares, any dividends issued on the stock and any other income or expenditures approved by the SAFE or its local counterpart. If we, or any of these persons mentioned above, fail to comply with the relevant rules or requirements, we may be subject to penalties, and may become subject to more stringent review and approval processes with respect to our foreign exchange activities, such as our PRC subsidiaries’ dividend payment to us or borrowing foreign currency loans, all of which may adversely affect our business and financial condition.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspection of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future auditor quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedure. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

Sales of our ADSs or common shares in the public market, or the perception that such sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2011, we had 145,863,676 common shares outstanding, including 89,464,084 common shares represented by 44,732,042 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining common shares outstanding are available for sale, subject to any volume and other restrictions as applicable under Rule 144 under the Securities Act. To the extent that common shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our common shares had the right to cause us to register the resale of a certain number of shares under the Securities Act. We have registered those shares for resale on a Form F-3 registration statement. We have registered under the Securities Act the sale of all common shares that are issuable upon exercise of stock options or other awards under our equity incentive plans. As a result, shares are freely tradable without restriction under the Securities Act, subject to any applicable lock-up agreements. Sales of those registered shares in the public market could cause the price of our ADSs to decline.

The interests of our major shareholders may not be aligned with the interests of our other shareholders.

As of December 31, 2011, Mr. Yong Zhang, Chairman of our board of directors and Chief Executive Officer, together with his spouse, Ms. Yuyan Yang, also a board member and Vice President, beneficially owned 40.4% of our outstanding share capital. Accordingly, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership by our major shareholders may result in actions being taken even if opposed by our other shareholders. In addition, it may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

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

If we fail to maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we have incurred and expect to continue to incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

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

Holders of our ADSs will not be able to exercise voting rights attaching to the common shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the common shares represented by the ADSs. Holders of ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. As soon as practicable after the depositary receives from us a notice of a shareholders’ meeting, the depositary will distribute to registered holders of ADRs a notice stating (a) such information as is contained in such notice and any solicitation materials, (b) that each registered holder on the record date set for such purpose will, subject to any applicable provisions of Cayman Islands law, be entitled to instruct the depositary as to the exercise of the voting rights and (c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by us. The depositary will not itself exercise any voting discretion in respect of any common shares nor will it provide any instructions with respect to the common shares represented by any ADSs for which voting instructions were not timely and properly received. There can be no guarantee that registered holders of ADRs will receive the notice described above with sufficient time to enable them to return any voting instructions to the depositary in a timely manner. To the extent you hold your ADSs through a bank, broker or other nominee, you will be relying upon such institutions with respect to voting matters.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2011 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Based on the composition of our assets and income and the current expectations, while not free from doubt, we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2011 and we do not expect to become a PFIC with respect to our current taxable year or the foreseeable future. The determination of our PFIC status is dependent upon the composition of our income and assets and, in addition, we must make a separate determination at the close of each taxable year as to whether we are a PFIC. Accordingly, we cannot assure you that we were not a PFIC for the year 2011 or will not be a PFIC for our current taxable year ending December 31, 2012 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets will be determined based on the market price of our ADSs and common shares, which are likely to fluctuate. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

We have expanded our business and operations significantly during the past three years. The number of projects we had under construction increased from seven projects with a total GFA of 1,069,144 square meters as of December 31, 2007, to eleven projects with a total GFA 2,647,846 square meters as of December 31, 2011. We have two additional projects with a total GFA of 325,900 square meters under planning as of December 31, 2011. As of December 31, 2011, we have completed twenty-two projects with a total GFA of approximately 2,143,862 square meters and comprising a total of 24,303 units, more than 99.6% of which have been sold. For each of the three years ended December 31, 2009, 2010 and 2011, our revenues were US$449.0 million, US$450.0 million, and US$687.5 million, respectively, representing a compound annual growth rate, or CAGR, of 23.7%. Our net income for each of those three years was US$42.4 million, US$51.1 million and US$103.0 million, respectively.

While our primary focus continues to be residential real estate development in Tier II cities in China, we see potential opportunities for residential projects in the United States that might be attractive to Chinese buyers. This process is in its early stages; we have engaged consultants to assist us in the project search and evaluation process but, as of the date of this annual report, have not made any property acquisitions in the United States.

We intend to continue our expansion in selected Tier II cities as suitable opportunities arise. The following map illustrates the geographic locations of our current operations and selected potential target Tier II cities for expansion in the future:

City Information(1):
Population (millions, as of Dec 31, 2010)	11.5	7.6	6.0	5.0	6.4	1.7	8.7	46.9
Real GDP Growth (2010)	15.0%	13.0%	12.7%	17.5%	13.0%	14.2%	13.9%	—
Per Capital Disposable Income for urban households (2010, RMB in billions)	20.8	18.9	—	19.1	29.2	30.9	18.8	—
Residential Real Estate Investment (2010, RMB in billions)	127.8	77.5	—	—	93.6	—	15.9	—

Sources of city information	• Current Presence • Potential target Tier II cities
(1) 2010 National Economic and Social Development Statistical Bulletin of various cities	• The map is for illustrative purposes only •• Data of City Information for Suzhou includes the data for Kunshan

Our Markets

We currently operate in seven markets—Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Suzhou, Kunshan and Xuzhou in Jiangsu Province, and Zhengzhou in Henan Province.

The following table sets forth the numbers of our projects and the total GFA in each location indicated as of December 31, 2011.

	Chengdu	Zhengzhou	Jinan	Hefei	Suzhou	Kunshan	Xuzhou	Total
Properties under construction	2	5	1	—	1	1	1	11
Properties under planning	—	1	—	—	—	—	1	2
Completed projects	—	16	3	1	2	—	—	22
Total number of projects	2	22	4	1	3	1	2	35
Total GFA (m2)	447,902	2,331,593	990,796	145,455	484,500	497,941	219,421	5,117,608

For a discussion of revenues from each geographical segment in each of 2009, 2010 and 2011, see “Item 5. Operating and Financial Review and Prospects – A. Operating Results - Discussion of Segment Operations.”

We intend to seek attractive opportunities to expand into additional Tier II cities, which we will select based on certain macroeconomic criteria, including economic growth, per capita disposable income, population and urbanization rate as well as availability of suitable land supply and local residential property market conditions.

Our Property Projects

Overview

We offer the following three main types of real estate property products:

•	multi-layer apartment buildings, which are typically six stories or less and normally require nine to 12 months to construct after we obtain the related construction permit;

•	sub-high-rise apartment buildings, which are typically seven to 11 stories and normally require 12 to 18 months to construct after we obtain the related construction permit; and

•	high-rise apartment buildings, which are typically 12 to 33 stories and normally require 18 to 24 months to construct after we obtain the related construction permit.

Our projects are in one of the following three stages:

•	completed projects, comprising projects the construction of which have been completed;

•	properties under construction, comprising properties for which the construction permits have been obtained; and

•	properties under planning, comprising properties for which we have entered into land grant contracts and are in the process of obtaining the required permits to begin construction.

Properties under Construction and Properties under Planning

The following table sets forth each of our properties currently under construction or planning as of December 31, 2011:

Project Name	Location	Type of Products(1)	Construction Commencement Date	Pre-sale Commencement Date(2)	Total Site Area (m2)	Total GFA (m2)	Total Number of Units(4)	Number of Units Sold	GFA Sold
Suzhou International City Garden(3)	Suzhou	H	02/2008	05/2008	119,089	204,882	2,436	1,651	136,353
Kunshan International City Garden	Kunshan	M/H	07/2008	09/2008	200,008	497,941	5,133	4,067	381,916
Xuzhou Colorful Garden	Xuzhou	M/H	05/2010	08/2010	46,777	101,821	858	853	100,791
Zhengzhou Modern City(4)	Zhengzhou	M/H	01/2010	05/2010	60,556	255,356	2,513	2,124	192,487
Zhengzhou Yipin Xiangshan Phase II	Zhengzhou	M/S	12/2010	03/2011	81,345	198,543	2,078	1,322	119,193
Zhengzhou Royal Palace	Zhengzhou	M/H	06/2011	09/2011	45,716	132,238	1,874	141	21,320
Zhengzhou Century East B	Zhengzhou	M/H	02/2011	06/2011	51,372	166,468	1,907	511	48,765
Chengdu Xinyuan Splendid I	Chengdu	H	11/2007	09/2008	34,007	231,002	4,069	3,617	212,345
Chengdu Xinyuan Splendid II	Chengdu	H	02/2010	04/2010	30,497	216,900	2,782	2,120	165,238
Jinan Xinyuan Splendid	Jinan	M/H	03/2011	05/2011	200,180	565,355	5,018	1,182	86,053
Zhengzhou Century East A	Zhengzhou	M/H	04/2011	TBD	22,418	77,341	TBD	-	-
Subtotal					891,965	2,647,846	28,668	17,588	1,464,460
Newly Acquired Zhengzhou Land	Zhengzhou	H	—	—	61,078	208,300	TBD	-	-
Newly Acquired Xuzhou Land	Xuzhou	H	—	—	45,046	117,600	TBD	-	-
Subtotal					106,124	325,900
Total					998,089	2,973,746	28,668	17,588	1,464,460

(1)	“M” refers to multi-layer buildings, “H” refers to high-rise buildings and “S” refers to sub-high-rise buildings.

(2)	Pre-sale commencement dates refer to dates on which we began or expect to begin pre-sale activities after receiving the relevant pre-sale permits.

(3)	Suzhou International City Garden was previously being developed under the name Suzhou Xinyuan Splendid.

(4)	Zhengzhou Modern City was previously being developed under the name Zhengzhou Longhai Road Project.

(5)	“TBD” refers to “to be determined.”

Properties under Construction

Suzhou, Jiangsu Province

Suzhou International City Garden. Suzhou International City Garden is located on Mayun Road of Hitech District in Suzhou. It covers a site area of 119,089 square meters, and is expected to have a total GFA of 204,882 square meters, 203,882 square meters of which are for high-rise buildings and 1,000 square meters are for retail stores. We acquired the site in September 2007, commenced construction of this project in February 2008, and delivered in 2011. This project consisted of 2,436 units. We started pre-sales in May 2008 and, as of December 31, 2011, we had sold 1,651 units with a total GFA of 136,353 square meters.

Kunshan, Jiangsu Province

Kunshan International City Garden. Kunshan International City Garden is located on Lucheng Road in Kunshan of Jiangsu Province. This project covers a site area of 200,008 square meters and has a total GFA of 497,941 square meters, of which 5,989 square meters are for multi-layer buildings, 482,063 square meters are for high-rise buildings and 9,889 square meters are for retail stores. We acquired the site in December 2007, commenced construction of this project in July 2008, and expect to deliver it in 2013. This project, when completed, will consist of 5,133 units. We started pre-sales in September 2008, and, as of December 31, 2011, we had sold 4,067 units with a total GFA of 381,916 square meters.

Xuzhou, Jiangsu Province

Xuzhou Xinyuan Colorful Garden. Xuzhou Xinyuan Colorful Garden is located on North of Quanshan District in Xuzhou. This project covers a site area of 46,777 square meters and has a total GFA of 101,821 square meters, of which 47,983 square meters are for multi-layer buildings, 53,023 square meters are for high-rise buildings and 815 square meters are for retail stores. We acquired the site in October 2009, commenced construction of this project in May 2010, and expect to deliver it in 2012. This project, when completed, will consist of 858 units. We started pre-sales in August 2010, and as of December 31, 2011, we had sold 853 units with a total GFA of 100,791 square meters.

Zhengzhou, Henan Province

Zhengzhou Modern City. Zhengzhou Modern City is located on Longhai Road of Erqi District in Zhengzhou. This project covers a site area of 60,556 square meters and has a total GFA of 255,356 square meters, of which 214,402 square meters are for multi-layer buildings and 40,954 square meters are for retail stores. We acquired the site in September 2004, commenced construction in January 2010, and expect to complete delivery in 2012. Acquired directly from a private owner versus out usual arm’s length auction process, it took us over 5 years to commence construction on this project as commercial and title issues with the previous private owner were followed by relocation of previous residents, structure demolition and site preparation, and negotiation with the local government on recovery of relocation costs. This project, when completed, will consist of 2,513 units. We started pre-sales in May 2010, and, as of December 31, 2011, we had sold 2,124units with a total GFA of 192,487 square meters.

Zhengzhou Yipin Xiangshan Phase II. Zhengzhou Yipin Xiangshan Phase II is located on Yingcai street of Huiji District in Zhengzhou. This project covers a site area of 81,345 square meters, and has a total GFA of 198,543 square meters, of which 57,678 square meters are for multi-layer buildings, 136,376 square meters are for sub-high-rise buildings and 4,489 square meters are for retail stores. Jiantou Xinyuan acquired the site in April 2008 and commenced construction in December 2010, and started pre-sales in March 2011 and expects to deliver units in 2012. This project, when completed, will consist of 2,078 units. As of December 31, 2011, 1,322 units had been sold with a total GFA of 119,193 square meters.

Zhengzhou Century East A. Zhengzhou Century East A is located on south to Yongping Road and west to Kangping Road in New-East-Zheng District in Zhengzhou. It will cover a site area of 22,418 square meters and is expected to have a total GFA of 77,341 square meters. We acquired the site in September 2009 and commenced construction in 2011.

Zhengzhou Century East B. Zhengzhou Century East B is located on west to Dongfeng road and north to Anping road in New-East-Zheng District in Zhengzhou. This project covers a site area of 51,372 square meters and is expected to have a total GFA of 166,468 square meters, of which 159,419 square meters are for high-rise buildings and 7,049 square meters are for retail stores. We acquired the site in October 2009 and commenced construction of this project in February 2011, and expect to deliver units in 2013. This project, when completed, will consist of 1,907 units. We started pre-sales in June 2011, and as of December 31, 2011, we had sold 511 units with a total GFA of 48,765 square meters.

Zhengzhou Royal Palace. Zhengzhou Century Royal Place is located on South to Nongke Road and East to Wenbo Road in Zhengzhou. This project covers a site area of 45,716 square meters and is expected to have a total GFA of 132,238 square meters, of which 41,314 square meters are for multi-layer buildings, 88,371 square meters are for high-rise buildings and 2,553 square meters are for retail stores. We acquired the site in December 2009 and commenced construction of this project in June 2011, and expect to deliver units in 2013. This project, when completed, will consist of 1,874 units. We started pre-sales in September 2011, and as of December 31, 2011, we had sold 141 units with a total GFA of 21,320 square meters.

Chengdu, Sichuan Province

Chengdu Xinyuan Splendid Phase I. Chengdu Xinyuan Splendid Phase I is located on Donghong Road of Jinjiang District in Chengdu. This project covers a site area of 34,007 square meters, and has a total GFA of 231,002 square meters, consisting of 9 high-rise buildings. We acquired the site in June 2007, commenced construction of this project in November 2007, and started delivery in 2011. This project, when completed, will consist of 4,069 units. We started pre-sales activities in September 2008, and, as of December 31, 2011, we had sold 3,617 units with a total GFA of 212,345 square meters.

Chengdu Xinyuan Splendid Phase II. Chengdu Xinyuan Splendid Phase II is located on Donghong Road of Jinjiang District in Chengdu. This project covers a site area of 30,497 square meters, and has a total GFA of 216,900 square meters, consisting of 8 high-rise buildings. We acquired the site in June 2007, commenced construction of this project in February 2010, and expect to deliver units in 2012. This project, when completed, will consist of 2,782 units. We started pre-sales activities in April 2010, and, as of December 31, 2011, we had sold 2,120 units with a total GFA of 165,238 square meters.

Jinan, Shandong Province

Jinan Xinyuan Splendid. Jinan Xinyuan Splendid is located on west to Lishan road, south to Xiaoqinghe road in Jinan. This project covers a site area of 200,180 square meters, and has a total GFA of 565,355 square meters, consisting of 8 high-rise buildings. We acquired the site in October 2009, commenced construction in March 2011, and expect to deliver units in 2013. This project, when completed, will consist of 5,018 units. We started pre-sales activities in May 2011, and, as of December 31, 2011, we had sold 1,182 units with a total GFA of 86,053 square meters.

Properties under Planning

Zhengzhou, Henan Province

New Acquired Zhengzhou Land. The land is located on south to Yongping Road and east to Kangping road in New-East-Zheng District in Zhengzhou, and is currently under planning. It will cover a site area of 61,078 square meters and is expected to have a total GFA of 208,300 square meters] We acquired the site in December 2011 and expect to commence construction in 2012.

New Acquired Xuzhou Land. The land is located on south to Kuangshan Road in Quanshan District in Xuzhou, and is currently under planning. It will cover a site area of 45,046 square meters and is expected to have a total GFA of 117,600 square meters. We acquired the site in December 2011 and expect to commence construction in 2012.

Completed Projects

The following table sets forth each of our completed projects as of December 31, 2011.

Project Name	Location	Type of Products	Completion Date	Total Site Area (m 2)	Total GFA (m 2)	Total Number of Units	Number of Units Sold	GFA Sold
Zhengzhou Longhai Star Garden	Zhengzhou	M/H/S	12/2000	11,719	39,975	239	239	39,975
Zhengzhou Xinyuan Splendid:
Zhengzhou Xinyuan Splendid 1A	Zhengzhou	M/S	07/2002	35,444	62,623	484	484	62,623
Zhengzhou Xinyuan Splendid 1B	Zhengzhou	M	04/2004	21,800	43,673	333	333	43,673
Zhengzhou Xinyuan Splendid 2A	Zhengzhou	M	04/2003	23,460	39,996	271	271	39,996
Zhengzhou Xinyuan Splendid 2B	Zhengzhou	M	06/2004	19,295	27,041	86	86	27,041
Zhengzhou Xinyuan Splendid 2C	Zhengzhou	S	04/2004	9,968	21,748	132	132	21,748
Zhengzhou Xinyuan Splendid 3A3B3C	Zhengzhou	M/S	08/2005	51,014	114,774	792	792	114,774
Zhengzhou Xinyuan Splendid Haojinge	Zhengzhou	H	11/2004	8,298	31,089	166	166	31,089
Zhengzhou Xinyuan Splendid City Homestead	Zhengzhou	M	08/2005	23,606	45,378	369	369	45,378
Zhengzhou Xinyuan Splendid Subtotal	192,885	386,322	2,633	2,633	386,322
Zhengzhou City Manor	Zhengzhou	M	03/2006	63,089	118,716	1,633	1,633	118,716
Zhengzhou City Family	Zhengzhou	M	12/2006	21,380	39,226	720	720	39,226
Zhengzhou Central Garden—East	Zhengzhou	M/H/S	09/2007	60,849	165,206	1,624	1,624	165,206
Zhengzhou Central Garden—West	Zhengzhou	M/H/S	09/2007	79,464	190,384	1,796	1,796	190,384
Jinan City Family	Jinan	M	11/2007	47,411	61,065	785	785	61,065
Suzhou Lake Splendid	Suzhou	M/H/S	01/2009	130,945	198,113	2,326	2,313	196,692
Hefei Wangjiang Garden	Hefei	M/H	04/2009	51,939	145,455	1,649	1,649	145,455
Suzhou Colorful Garden	Suzhou	M/H	04/2009	41,365	81,506	970	964	80,693
Jinan Elegant Scenery	Jinan	H/S	06/2009	61,502	100,386	1,127	1,127	100,386
Zhengzhou Commercial Plaza	Zhengzhou	H	06/2009	8,410	67,225	917	916	66,782
Jinan International City Garden	Jinan	H/S	01/2010	93,928	263,990	4,672	4,604	262,305
Zhengzhou Xinyuan Colorful Garden	Zhengzhou	M/H	01/2010	74,462	191,891	2,233	2,179	183,149
Zhengzhou Yipin Xiangshan Phase I (1)	Zhengzhou	M/ S	12/2009	57,289	94,403	979	978	93,987
Total				996,637	2,143,862	24,303	24,160	2,130,343

(1)	For purposes of our consolidated financial statements included elsewhere in this annual report, completed projects should satisfy three criteria: (i) construction is completed; (ii) the costs of construction are almost ascertainable and (iii) remaining costs are insignificant. Therefore, Zhengzhou Yipin Xiangshan Phase I is listed as under development in our consolidated financial statement.

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

Suzhou Lake Splendid. Suzhou Lake Splendid is located on Tongda Road of Wuzhong District in Suzhou. Suzhou Lake Splendid covers a site area of 130,945 square meters and has a total GFA of 198,113 square meters, of which 98,704 square meters are for multi-layer buildings, 58,449 square meters are for sub-high-rise buildings, 35,800 square meters are for high-rise buildings and 5,160 square meters are for retail stores. We acquired the site in January 2007, commenced construction of this project in March 2007, and delivered it in January 2009. As of December 31, 2011, we had sold 2,313 units out of 2,326 saleable units.

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

Suzhou Colorful Garden. Suzhou Colorful Garden is located on Xihuan Road of Jinchang District in Suzhou. This project covers a site area of 41,365 square meters and has a total GFA of 81,506 square meters, which consists of 33,231 square meters of multi-layer buildings, 45,801 square meters of high-rise buildings and 2,474 square meters of retail stores. We acquired the site in January 2007, commenced construction of this project in June 2007 and delivered it in April 2009. As of December 31, 2011, we had sold 964 units out of 970 saleable units.

Jinan Elegant Scenery. Jinan Elegant Scenery is located on Autoplant Road East of Tianqiao District in Jinan. Jinan Elegant Scenery covers a site area of 61,502 square meters and has a total GFA of 100,386 square meters, of which 78,862 square meters are for sub-high-rise buildings, 15,763 square meters are for high-rise buildings, 5,120 square meters are for retail stores and 641 square meters are for basements. We acquired the site in December 2006, commenced construction of this project in December 2006 and delivered it in June 2009. As of December 31, 2011, all of the 1,127 saleable units were sold.

Zhengzhou Commercial Plaza. Zhengzhou Commercial Plaza is located on Jingsan Road of Jinshui District in Zhengzhou. Zhengzhou Commercial Plaza covers a site area of 8,410 square meters and has a total GFA of 67,225 square meters. This project consists of two high-rise buildings. One building with a total GFA of 27,367 square meters is purely for residential use. The other with a total GFA of 39,858 square meters is for both residential and commercial use. We acquired this site in 2004, commenced construction of this project in November 2006 and delivered it in June 2009. As of December 31, 2011, we had sold 916 units out of 917 saleable units.

Jinan International City Garden. Jinan International City Garden is located on South Industrial Road of Hitech Industry Park in Jinan. Jinan International City Garden covers a site area of 93,928 square meters and has a total GFA of 263,990 square meters, of which 203,544 square meters are for high-rise buildings, 40,749 square meters are for sub-high-rise buildings 9,736 square meters are for retail stores, and 9,961square meters are for basements. We acquired the site in August 2007, commenced construction of this project in September 2007, and delivered it in January 2010. As of December 31, 2011, we had sold 4,604 units out of 4,672 saleable units.

Zhengzhou Xinyuan Colorful Garden. Zhengzhou Xinyuan Colorful Garden is located on Hezuo Road of Erqi District in Zhengzhou. It covers a site area of 74,462 square meters and has a total GFA of 191,891 square meters, of which 48,780 square meters are for multi-layer buildings, 139,564 square meters are for high-rise buildings and 3,547 square meters are for retail stores. We acquired this site in February 2008, commenced construction of this project in March 2008 and delivered it in January 2010. As of December 31, 2011, we had sold 2,179 units out of 2,233 saleable units.

Zhengzhou Yipin Xiangshan Phase I. Zhengzhou Yipin Xiangshan Phase I is located on Yingcai street of Huiji District in Zhengzhou. This project covers a site area of 57,289 square meters, and has a total GFA of 94,403 square meters, of which 26,867 square meters are for multi-layer buildings, 62,492 square meters are for sub-high-rise buildings and 5,044 square meters are for retail stores. Jiantou Xinyuan acquired the site in December 2007, commenced construction of this project in April 2008, and started delivery in December 2009. As of December 31, 2011, we had sold 978 units out of 979 saleable units.

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

As of December 31, 2011, we had a total GFA of 2,647,846 square meters for property projects under construction and a total GFA of 325,900 square meters for property projects under planning. We continually seek attractive opportunities to acquire development sites which meet our selection criteria.

Project Planning and Design

Our project planning and design process includes concept and architectural design, construction and engineering design, budgeting, financial analysis and projections as well as arranging for financing. We believe careful planning is essential to control costs, quality and timing of our projects.

We outsource our design work to reputable third-party design firms. Our planning and development team, with 68 employees as of December 31, 2011, works closely with project managers as well as our external designers and architects to ensure that our designs comply with PRC laws and regulations, and meet our design and other project objectives. Our senior management is also actively involved in the whole process, especially in the master planning and architectural design of our projects. We use our enterprise resource planning systems to conduct preliminary planning and scheduling for each stage of the development project, including planning our outsourcing requirements for the project construction stage.

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

As of December 31, 2011, we maintain a marketing and sales force for our development projects with approximately 30 personnel specializing in marketing and sales. We use outside sales agencies for all of our projects.

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

If a purchaser defaults under the loan while our guarantee is in effect, and we repay all debt owed by the purchaser to the mortgagee bank, the mortgagee bank must assign its rights under the loan to us. We are entitled to full recourse to the property after the registration of the mortgage. In line with what we believe is industry practice, we do not conduct independent credit checks on our customers but rely on the credit checks conducted by the mortgagee banks. As of December 31, 2009, 2010 and 2011, we guaranteed mortgage loans in the aggregate outstanding amounts US$509.2 million, US$666.4 million and US$709.5 million respectively.

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

To ensure quality property management, we provide property management services to purchasers until they have become statutorily entitled to elect their own property management companies. As of December 31, 2011, owners of all of our developments who had become statutorily entitled to elect their property management companies have continued to choose us to manage their properties.

Our property management services include security, landscaping, building management and management of public facilities and equipment, and additional services, such as cultural activities, housekeeping and repair. We are currently managing approximately 4,694,000 square meters, comprising more than 37,589 residential units.

Our Leased Properties and Real Estate Related Services

Ancillary to our property development operations, we also lease certain properties, including an elementary school, a basement, three clubhouses, five kindergartens and parking facilities. The rental income of our lease operations represented 0.1%, approximately 0.1% and 0.4% respectively, of our revenues for the years ended December 31, 2009, 2010 and 2011.

We also provide property management services and other real estate related services such as landscaping and installing intercom systems, through three of our subsidiaries, Henan Xinyuan Property Management Co., Ltd., Zhengzhou Mingyuan Landscape Engineering Co., Ltd. and Zhengzhou Xinyuan Computer Network Engineering Co., Ltd. Prior to 2009, we also provided real estate agency services through our subsidiary, Henan Xinyuan Real Estate Agency Co., Ltd., which we liquidated at the beginning of 2009. For the years ended December 31, 2009, 2010 and 2011, revenues from our real estate related services represented 1.6%, 2.4% and 1.6%, of our total revenues for those periods, respectively.

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

Our contractors are also subject to our quality control procedures, including examination of materials and supplies, on-site inspection and production of progress reports. We require our contractors to comply with relevant PRC laws and regulations, as well as our own standards and specifications. Despite the “turnkey” nature of the construction contracts, we closely monitor the construction work for quality, timing and cost control reasons. Our project construction management team consists of 88 employees as of December 31, 2011, all of whom are professionally qualified civil engineers or surveyors and are responsible for supervising and managing the construction costs, construction schedule and quality of the construction work. We set up a profile for each and every unit constructed and monitor the quality of such unit throughout its construction period until its delivery. We also employ independent surveyors to supervise the construction progress. In addition, the construction of real estate projects is regularly inspected and supervised by PRC governmental authorities.

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

We have registered the trademark of ““ and the associated logo for the real estate related service in the PRC. We have also applied the same trademark for other goods and services directly or indirectly related to our business operations, to strengthen the protection of our trademark and brand. All these trademark applications are pending examination and approval. We have also registered the Internet domain name “www.xyre.com” and other related domain names.

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

Employees

As of December 31, 2011, we had 446 full time employees. The following table sets forth the number of our full time employees categorized by function as of the period indicated:

	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011

Management	18	14	13
Finance	70	71	71
Planning and development	75	65	68
Project construction management	108	84	88
Sales and marketing	60	37	29
Property management	53	62	74
Administrative and human resources	90	85	80
Legal and audit	8	8	23
Total	482	426	446

During the year ended December 31, 2011, our subsidiary, Henan Xinyuan Property Management Co., Ltd., also hired approximately 1,214 temporary employees, most of whom provided security and housekeeping services relating to property management.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing funds, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2009, 2010 and 2011 was, and US$935,791, US$1,397,426, and US$1,783,144 respectively.

On August 11, 2007, we granted share options awards for an aggregate of 6,802,495 common shares to our directors, employees, consultants and employees of our equity investee. On November 5, 2007, we granted options for an aggregate of 2,441,844 common shares to our directors, management, key employees and employees of our equity investee. On July 1, 2008, we granted share option awards for an aggregate of 360,000 common shares to our employees. On March 31, 2009, we granted a share option award of 500,000 common shares to one employee. In August 2009, we granted a share option award of 100,000 common shares to one employee. In April 2010, we granted a share option award of 200,000 common shares to one employee. In December 2010, we granted a share option award of 8,400,000 common shares to employees. In January 2011, we granted a share option award of 200,000 common shares to one employee. In May 2011, we granted a share option award of 100,000 common shares to one employee. In November 2011, we granted a share option award of 1,000,000 common shares to one employee.

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

The Property Law of the PRC, promulgated on March 16, 2007 and effective as of October 1, 2007, further clarified land use rights in the PRC with the following rules:

•	the land use rights for residences will be automatically renewed upon expiry;

•	the car parks and garages within the building area planned for vehicle parks must be used to meet the needs of the owners who live in the building first;

•	the construction of buildings must abide by relevant laws and regulations with regard to the construction planning and may not affect the ventilation of or lighting to the neighboring buildings; and

•	where the land use rights for construction use are transferred, exchanged, used as a capital contribution, donated to others or mortgaged, an application for modification registration must be filed with the registration department.

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

The Circular of the MLR and the MOHURD on Further Strengthening Administration over Land-use and Constructions of Real Estate, promulgated on September 21, 2010, specifies that when any bidder participates in a competitive bidding, public auction or listing-for-sale, in addition to the provision of a valid identification certificate and payment of bidding deposit, the bidder shall be also required to submit (i) a letter of commitment specifying that the bidding deposit is not from a bank loan, shareholder loan, etc., and (ii) a credit certificate issued by a commercial financial institution.

Local Regulations on Land

The Measures for Implementation of Land Administration Law of Henan Province, promulgated on September 24, 1999 and amended on November 26, 2004 and on November 27, 2009, provide that the entities obtaining state-owned land use rights by means of grant and other means of valuable consideration may use the land only after paying the required consideration, such as the grant premium, and other relevant fees.

The Land Administration Regulations of Jiangsu Province, promulgated on October 17, 2000 and amended on April 16, 2004, provide that the grant premium of state-owned land use rights must not be less than the lowest price fixed by the provincial government. The specific procedures and measures concerning the grant, bid invitation, auction and grant of state-owned land use rights are subject to the regulations of the provincial people’s government.

The Measures on the Grant of State-Owned Land Use Rights through Competitive Bidding, Auction and Listing-for-Sale of Jiangsu Province, promulgated on May 19, 2003 and effective as of July 1, 2003, provide that the land price for grant of state-owned land use rights by means of competitive bidding, auction and listing-for-sale will be fixed by the local land authority after an institution qualified for land valuation has carried out the valuation according to the technical guidelines issued by the central and provincial governments.

The Measures of Anhui Province for Implementation of the Land Administration Law, promulgated on December 20, 1987 and amended on June 26, 2004, provide that the grant, capital contribution, transfer and mortgage of state-owned land use rights involving land price valuation will be evaluated by an institution qualified for land valuation and report to the relevant land administration for filing.

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

Xinyuan (China) Real Estate, Ltd., Henan Xinyuan Real Estate Co., Ltd., Suzhou Xinyuan Real Estate Development Co., Ltd., Henan Wanzhong Real Estate Co., Ltd., Shandong Xinyuan Real Estate Co., Ltd., Qingdao Xinyuan Xiangrui Real Estate Co., Ltd., Anhui Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate (Chengdu) Co., Ltd., Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., Beijing Xinyuan Wanzhong Real Estate Co., Ltd., Kunshan Xinyuan Real Estate Co., Ltd., Henan Jiye Real Estate Co., Ltd., Xuzhou Xinyuan Real Estate Co., Ltd. and Henan Wanzhuo Real Estate Co., Ltd are registered as real estate development enterprises.

Local Regulations on Establishment of a Real Estate Development Enterprise

Under the Regulations on Administration of Development of Urban Real Estate of Henan Province promulgated on May 31, 2002 by the Standing Committee of Henan People’s Congress and amended on January 14, 2005, a real estate development enterprise must satisfy the following requirements:

•	has a registered capital of not less than RMB2 million; and

•	has five or more full time professional real estate/construction technicians and two or more full time accounting officers, each of whom must hold the required qualifications.

Regulations on Foreign Invested Real Estate Enterprise

Industrial Restriction

Under the Catalogue of Industries for Guiding Foreign Investment, promulgated on October 31, 2007 jointly by the MOFCOM and the NDRC and amended on and effective as of January 1, 2012, the development of a whole land lot which is to be operated only by sino-foreign equity joint ventures or co-operative joint ventures, the construction and operation of high-end hotels, premium office buildings, international conference centers and large-scale scheme parks, and the real estate intermediary services and second transaction market fall within the category under which foreign investment is restricted. The construction and operation of golf courses and villas falls within the category under which foreign investment is forbidden. The development and construction of ordinary residential properties was removed from the “encouraged” category of investments and, together with other types of real estate-related business, is not specifically mentioned in the catalogue. We have been advised by our PRC counsel that this means that they continue to be permitted by the MOFCOM and the NDRC.

Xinyuan (China) Real Estate, Ltd. is a wholly foreign owned enterprise and targets the development of ordinary residential properties in which foreign investment is permitted.

Circular No. 171

Considering the increasing foreign investment in the real estate industry in recent years, the MOHURD, the MOFCOM, the NDRC, the PBOC, the SAIC, and the SAFE jointly promulgated the Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market , or Circular No. 171, on July 11, 2006, which may impact foreign investment in the real estate industry in the following areas:

•	Circular No. 171 requires a foreign invested real estate enterprise, or FIREE, with total investments equating to or exceeding US$10 million to have a registered capital consisting of no less than 50% of its total amount of investment. FIREEs with total investments below US$10 million must have a registered capital in amounts pursuant to and consistent with existing regulations.

•	The ratio of registered capital and total investment of Xinyuan (China) Real Estate, Ltd. meets such requirement.

•	Upon payment of the land use rights grant premium, the FIREE can apply to the land administration authority for a land use rights certificate. Upon obtaining the land use rights certificate, an FIREE may then obtain a recertification of its existing Foreign Invested Enterprises Approval Certificate, or FIEAC, and the Business License, with the same validity period as that of such land use rights certificate; following which, the FIREE may apply to the tax administration for tax registration purposes.

•	When a foreign investor merges with a domestic real estate enterprise, or acquires an FIREE’s equity or project, the investor is required to submit a guarantee which ensures the compliance with the provisions of the land use rights grant contract, construction site planning permit and construction work planning permit, and the land use rights certificate, and the modification certification issued by the construction authorities, and the tax payments certification issued by the relevant tax authorities.

•	Foreign investors which merge with domestic real estate development enterprises by share transfers or other methods, or which acquire the equity of a PRC party in joint venture enterprises, must allocate their employees appropriately, deal with bank debts and settle the lump sum payment of the transfer price through self-owned funds. However, a foreign investor with an unfavorable record may not be allowed to conduct any of the aforesaid activities.

•	FIREEs which have not paid up their registered capital fully, or have failed to obtain a land use rights certificate, or which have under 35% of the total capital required for the project, will not be allowed to obtain a loan in or outside China, and foreign exchange administration departments will not approve any settlement of foreign loans by such enterprises.

•	Any Chinese or foreign investors in an FIREE may not guarantee fixed profit returns or provide other arrangements to the same effect for any party in any form.

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

Circular No. 130

On July 10, 2007, the SAFE promulgated the Notice on Publicity of the List of the 1st Group of Foreign Invested Real Estate Projects Filed with the MOFCOM, which is a strict embodiment and application of Circular No. 50, under which some notices will have a significant impact on offshore financings of FIREEs. Some of the key developments in this area are as follows:

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

Local Regulations on Qualifications of Developer

The Regulations on Administration of Development of Urban Real Estate of Henan Province provide the following:

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

The Rules on the Administration of Qualifications of Real Estate Developers of Shandong Province promulgated on March 8, 2005 provide the following:

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

Henan Xinyuan Real Estate Co., Ltd. is classified as a class I developer. Each of Xinyuan (China) Real Estate, Ltd., Shandong Xinyuan Real Estate Co., Ltd., Kunshan Xinyuan Real Estate Co., Ltd., Xuzhou Xinyuan Real Estate Co., Ltd., and Suzhou Xinyuan Real Estate Development Co., Ltd. are classified as a class II developer. Xinyuan Real Estate (Chengdu) Co., Ltd., Anhui Xinyuan Real Estate Co., Ltd. and Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd are classified as class III developers. Henan Jiye Real Estate Co., Ltd. and Henan Wanzhuo Real Estate Co., Ltd and. either holds a valid temporary qualification or is applying for a formal qualification or extension of its expired temporary qualification.

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

Relocation

The Regulations of Administration on City Housing Demolition, which were promulgated by the PRC State Council on June 13, 2001 and effective as of November 1, 2001, have been revoked and replaced by the Regulations on the Expropriation of Buildings on State-owned Land and Compensation, which was promulgated on January 21, 2011 and went into immediate effect. Pursuant to the newly issued regulations, buildings and houses may be expropriated for public interests but fair compensation must be provided. Further, the regulations stipulate that the expropriation of buildings and the corresponding compensation shall be decided based on the principles of democratic decision-making, equitable procedures and transparent results. The compensation for the expropriated buildings must not be less than the market value of property of a similar nature as of the date when the expropriation notice was issued and the fair market value must be determined by qualified real estate appraisal institutes based on the relevant regulations.

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

Completion of a Real Estate Project

According to the Development Regulations and the Interim Provisions on the Acceptance Examination Upon the Completion of Construction Work and Municipal Infrastructure promulgated on June 30, 2000 by the MOHURD and effective as of June 30, 2000, as amended on October 19, 2009, and the Interim Measures for Reporting Details Regarding Acceptance Examination Upon Completion of Construction Work and Municipal Infrastructure promulgated on April 7, 2000 by the MOHURD and amended on October 19, 2009, a real estate project must comply with the relevant laws and other regulations, requirements on construction quality, safety standards and technical guidance on survey, design and construction work, as well as provisions of the relevant construction contract. After the completion of works for a project, the developer must apply for an acceptance examination to the construction authority and must also report details of the acceptance examination to the construction authority. A real estate development project may only be delivered after passing the acceptance examination.

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

The Circular on Issues Relevant to Further Strengthening the Regulation of the Real Property Market and Improving the System for Pre-sale of Residential Premises, promulgated by the MOHURD on April 13, 2010, provides that:

•	For residential projects for which a pre-sale permit has not yet been obtained, real estate developers may not pre-sell such premises, collect or collect in a disguised manner, deposits, reservation fees or other such fees from purchasers in the form of subscriptions, reservations lot drawings or the issuance of VIP cards, or participate in any exhibition.

•	Where a real estate developer has obtained a pre-sale permit for its residential project, it must publicize all premises available for sale and the prices of each unit at one time within 10 days, and must sell the premises to the public with clearly marked prices as filed. Real estate developers may not sell the premises reserved for self use to the public before the initial registration of the housing ownership, pre-sell premises through a refund of the sales amount to the purchaser or the guarantee of a lease of the property after sales, or conduct sham transactions.

•	The minimum unit permitted for pre-sale must be one building. Pre-sale permits may not be made for floors or units.

•	All proceeds from the pre-sale of commodity residential premises must be deposited into accounts monitored by the regulatory authorities to ensure that such proceeds are used for construction of the commodity residential premises.

The Regulations on Administration of Development of Urban Real Estate of Henan Province also provide that commodity properties may only be sold before completion if half or more of the project has been completed and the construction schedule and delivery date has been specified in addition to compliance with the requirements under the Pre-completion Sale Measures.

The Regulations on Administration of Transfer of Urban Real Estate of Jiangsu Province promulgated on February 5, 2002 and amended on August 20, 2004 also provide that commodity properties may only be sold before completion in accordance with the requirements under the Pre-completion Sale Measures.

The Regulations on Administration on Urban Real Estate Transaction of Anhui Province, promulgated on May 29, 2000 and effective as of December 1, 2000, provide that the development enterprises which have obtained a permit for pre-completion sale of commodity properties must file with the real estate administrative authority of the relevant city or county pre-sale contracts entered into with customers.

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

Regulations on Real Estate Financing

The Opinion of MOHURD and Other Departments on Adjusting the Housing Supply Structure and Stabilizing the Property Prices, issued on May 24, 2006 by the State Council, provides that, to tighten the control of advancing loan facilities, commercial banks are not allowed to advance their loan facilities to developers who do not have the required 35% or more of the total capital for the construction projects. The commercial banks should be prudent in granting loan facilities and/or revolving credit facilities in any form to the developers who have a large number of idle land parcels and unsold commodity properties. Banks may not accept mortgages of commodity properties remaining unsold for more than three years.

The Circular on Strengthening the Management of Commercial Real Estate Credit Facilities, issued on September 27, 2007 by the PBOC and the CBRC, as supplemented on December 5, 2007, provides that:

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

On May 26, 2010, the MOHURD, the PBOC and the CBRC jointly issued a notice clarifying the criteria for determining a “second residential household property”. Among other matters, the requirements on down payments and interest rates for mortgages on a second residential property will also apply to non-local resident purchasers (i.e., purchasers who cannot provide proof that they have been making individual income tax payments or social security payments in the relevant local area for more than one year) applying for housing-related mortgage financing, regardless of whether there is any residential property under the name of a member of their households at the time of application.

The Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting the Business Tax Policy on Individual House Transfer, promulgated by the Ministry of Finance and the State Administration of Taxation on January 27, 2011, provides that:

•	if a person sells housing purchased less than 5 years ago, business tax will be levied in the full amount; if a person sells non-ordinary housing purchased not less than 5 years ago, business tax will be levied based on the balance of the sales price and the purchase price of the house; and

•	if a person sells ordinary housing purchased not less than 5 years ago, business tax will be exempted.

The Notice of the State Council on Resolutely Curbing the Soaring Housing Prices in Some Cities (Circular No. 10) promulgated by the General Office of the State Council on January 26, 2011, provides that all local governments and the ministries and commissions under the State Council must comply with the following requirements:

•	if an individual transfers a house within five years after purchasing it, all his or her income from such sale will be subject to business tax;

•	a household purchasing a second residential household property by mortgage financing, the down payment must not be less than 60% of the purchase price, and the interest rate for a mortgage on such property must not be less than 1.1 times of the benchmark interest rate;

•	local governments are required to strengthen the administration of housing land supply and the land supply for housing for low-income people and shantytown renovation. Small and medium-sized common commodity property must not be less than 70% of the total housing land supply;

•	a local resident household having one residential household property, or a non-local resident household that is able to provide the individual income tax payment certificate or social insurance contribution certificate for a certain number of years, may only be allowed to purchase one more residential property;

•	a local resident household having two or more residential property, or a non-local resident household having one or more residential property or is unable to provide the individual income tax payment certificate or social insurance contribution certificate for a certain number of years, may not be allowed to purchase any residential property in the local area.

In accordance with the Notice of MOHURD and SAFE on Further Regulating the Administration of Houses Purchase by Overseas Entities and Individuals promulgated on November 4, 2010, except as otherwise provided in the law, an overseas individual may only purchase one house unit for personal residence, and an overseas entity establishing domestic branches or representative offices may only purchase non-residential houses in the city of registration for business purposes.

Regulations on Housing Supply and Improving the Healthy Development of the Real Estate Market

The Opinion of the MOHURD and Other Departments on Adjusting the Housing Supply Structure and Stabilizing Property Prices provides the following:

•	commercial banks may not grant loans to any developer whose total investment capital contributed is less than 35% and may not accept any premises that have been left vacant for more than three years as security;

•	land that has been left idle for two years or more will be repossessed by the government without any compensation payment to the developer. Also, land will be treated as being left idle if construction has been halted for more than one year and the total area developed is less than one-third of the whole project area or the capital invested is less than a quarter of the total investment;

•	there will be no supply of land for villas and other equivalent real estate development projects, while land allocation for low-density, large housing developments will remain tight; and

•	no planning permit, construction permit or premises pre-sale permit is to be issued for projects that do not comply with the abovementioned requirements, in particular composite structure projects that exceed planning requirements.

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

On July 6, 2006, the State Environmental Protection Administration issued its Circular on Strengthening the Environmental Protection Examination and Approval and Strictly Controlling New Construction Project , which provides for stringent examination and approval procedures for various real estate development projects. It also stipulates that no approvals may be issued for new residential projects or extensions in industry development zones, areas impacted by industrial enterprises or areas where such development poses potential harm to residents’ health.

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

The following diagram illustrates our corporate structure as of March 31, 2012.

D.	Property, plant and equipment

Our headquarters are located in Beijing China, where we lease approximately 2,390 square meters of office space. We also lease a total of approximately 3,610 square meters of office space in other cities where our subsidiaries are located, which includes approximately 472 square meters in Chengdu, Sichuan Province, 498 square meters in Jinan, Shandong Province, 562 square meters in Suzhou, Jiangsu Province, 581 square meters in Xuzhou, Jiangsu Province and 1,497 square meters in Zhengzhou, Henan Province.

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

Overview

Since our inception in 1997, we have completed twenty-two projects with total GFA of 2,143,862 square meters. Since 2006, we have expanded our operations outside of Zhengzhou and we are currently developing and planning projects in seven Tier II cities. As of December 31, 2011, we had thirteen projects in six cities with estimated total GFA of 2,973,746 square meters under construction and planning, of which eleven projects with estimated total GFA of 2,647,846 square meters were under construction.

Our revenue, derived primarily from sales of residential real estate, has increased from US$449.0 million in 2009 to US$450.0 million in 2010 and to US$687.5 million in 2011. Our net income was US$42.4 million, US$51.1 million and US$102.3 million respectively, for the same periods. We acquire land primarily through auctions of government land. This acquisition method allows us to obtain unoccupied land with unencumbered land use rights, which in turn enables us to save the time and expenses associated with protracted legal processes to obtain title, demolition and re-settlement and to commence construction quickly.

On November 1, 2010, we completed the acquisition of the remaining 55% ownership interest in Jiantou Xinyuan for a purchase price of US$4.4 million (RMB29.2 million) paid in cash. As we had formerly owned 45% of the equity interest in Jiantou Xinyuan, Jiantou Xinyuan had been accounted under the equity accounting method until November 1, 2010, the date of our acquisition of the remaining 55% equity interest in Jiantou Xinyuan and on which date Jiantou Xinyuan became our wholly owned subsidiary. The results of Jiantou Xinyuan have been included in our consolidated financial statements since November 1, 2010. As of December 31, 2011, Jiantou Xinyuan had one project under construction with an estimated total GFA of 198,543 square meters. All of Jiantou Xinyuan’s projects are located in Zhengzhou, Henan Province.

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

Principal Factors Affecting Our Results of Operations

Economic growth and demand for residential property in China

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the cities where we operate. As of December 30, 2011, 99.6% of the units in our completed projects have been sold. Although we have experienced demand softness since the second quarter of 2010 due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices, we expect continuing economic growth in China, rising disposable income levels and population growth in Tier II cities to support demand for residential properties over the next few years.

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

In late 2009, the PRC real estate market recovered and housing prices rose rapidly in certain cities. In connection with this, the general office of PRC State Council issued a circular on January 7, 2010 which aimed to control the rapid increase in housing prices and cool down of the real estate market. Among other matters, the circular reiterated that purchasers of a second residential property for their households must make down payments of no less than 40% of the purchasing price, and that real estate developers who have received approval to sell property must commence the sale within the mandated period at the price they have publicly announced. The circular also requested local governments to increase the effective supply of low income housing and ordinary commodity housing and instructed the PBOC and CBRC to tighten the supervision of bank lending to the real estate sector. On January 18, 2010, the PBOC decided to tighten the credit supply by increasing the reserve requirement ratio for commercial banks by 0.5%, which was the first increase since June 2008.

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

In accordance with the Notice of MOHURD and SAFE on Further Regulating the Administration of Houses Purchase by Overseas Entities and Individuals promulgated on November 4, 2010, except as otherwise provided in the law, an overseas individual may only purchase one house unit for personal residence, and an overseas entity establishing domestic branches or representative offices may only purchase non-residential houses in the city of registration for business purposes.

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

Moreover, a substantial portion of our customers depend on mortgage financing to purchase our properties. Although government policies have generally fostered the growth of private home ownership, regulations have been adopted in recent years to tighten and then loosen mortgage lending rules. For example, the minimum down payment required for residential properties of 90 square meters or more was increased from 20% to 30% of the purchase price in 2006. In September 2007, the minimum down payment for any second or subsequent purchase of residential property was increased to 40% of the purchase price where the purchaser had obtained a bank loan to finance the purchase of his or her first property. Moreover, the interest rate for bank loans of such purchase may not be less than 110% of the PBOC, benchmark rate of the same term and category. Effective as of December 20, 2008, however, residents who have already purchased, with mortgages, an “ordinary property for self-use” that is smaller than the average size for their locality are entitled to the preferential loan interest rate and down payment ratio available to first-time purchasers of residential property when they purchase a second property to improve their living conditions. The down payment ratio, the loan interest rate and the size of mortgage financing are important factors that affect our results of operations.

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

Availability and cost of financing

Like other property developers, we require substantial capital investment for the acquisition of land use rights and the construction of our projects. Our ability to secure financing for such purposes affects the number of projects we are able to develop at any time. In the wake of the global financial and economic crisis, the PBOC reduced the reserve requirement ratio imposed on banks several times in late 2008 from 17.5% to 15.5%. However after maintaining the reserve requirement at 15.5% for approximately 12 months, the PBOC announced an increase of the rate to 16% effective January 2010 and then after several changes to 17% for small and medium-sized financial institutions and 20.5% for large financial institutions effective February 2012, thus impacting the total amount of bank loans available to the real estate industry. These changes in the availability of bank loans may affect our ability to obtain sufficient funding from banks to finance our business expansion.

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

Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites in Tier II cities increases, the auction mechanism tends to lead to higher prices. In 2009, 2010 and 2011, land use rights costs, including auction price and taxes, constituted 42.5%, 38.6% and 36.9%, respectively, of our cost of revenue. We have noted that land use rights costs stabilized in the Tier II cities where we have operations due to softness in the market during the fourth quarter of 2008 and the first quarter of 2009. Then, in late 2009, land use rights costs started to increase slightly again due to the recovery of the real estate market in China and sudden rise in housing prices in certain cities, However, since the fourth quarter of 2011, land use right costs started to decrease slightly due to the less demands in real estate market. In the fourth quarter of 2011, we had acquired two parcels of land in Xuzhou, Jiangsu province and Zhengzhou Henan province respectively.

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

Our execution capability to support business expansion

Since 2006, we have been expanding our residential property development operations from Zhengzhou in Henan Province into other Tier II cities, including Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, and Suzhou, Kunshan and Xuzhou in Jiangsu Province. In the fourth quarter of 2009, we acquired land in Xuzhou in Jiangsu Province and plan to expand into additional Tier II cities as suitable opportunities arise. The development of real estate projects outside Zhengzhou will impose significant demand on our management and other operational resources. Moreover, we will face additional competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Any expansion of our business operations to projects in the United States will also impose significant demands on our management and other operational resources and will be subject to challenges similar to those described above for our current operations. Each of our Tier II cities has its own market conditions, customer requirements and local regulations related to the real estate industry. The success of our business expansion depends on our ability to develop, market, and deliver quality development projects on time. The progress and costs of a development project can be adversely affected by many factors, such as delays in obtaining necessary licenses, permits or approvals from relevant government authorities, failure by local contractors to comply with our designs, specifications or standards, and disputes with our third-party contractors. For instance, we are not permitted to commence pre-sales until we have reached certain milestones in the construction progress for a project. Thus, any significant delay in construction could restrict our ability to pre-sell our properties, which could extend the recovery period for our investments. This, in turn, could have an adverse effect on our cash flow, investment returns and financial position.

Operating Results

Revenues

Our revenues are derived mainly from the development and sale of real estate. In addition, we generate a small percentage of revenue from leasing ancillary facilities and residential units in certain of our residential developments, as well as from the provision of related services, including property management and real estate agency services.

	Year Ended December 31,
	2009		2010		2011
	US$	%	US$	%	US$	%
	(US$ in thousands, except for percentages)

Real estate sales	441,338	98.3	438,792	97.5	673,381	97.9

Real estate leasing	320	0.1	181	0.1	2,834	0.4

Other revenue	7,326	1.6	10,999	2.4	11,293	1.6
Total revenues	448,984	100.0	449,972	100.0	687,508	100.0

The impact of foreign exchange rate variances on the reported revenues in US dollars was a favorable 4.6% for the year ended December 31, 2011, compared to a favorable 0.9% for the year ended December 31, 2010. These variance were due to a steady appreciation of the RMB versus the US$ during 2011.

Real Estate Sales

Real estate sales represent revenues from the sales of residential properties we develop. Throughout this annual report, real estate sales are stated net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$25.8 million, US$26.4 million and US$40.3 million for 2009, 2010 and 2011, respectively.

When we developed smaller projects in the past, we recognized most of our projects under the full accrual method. In the year ended December 31, 2009, 2010 and 2011, we recognized all our real estate sales revenues under the percentage of completion method.

Our real estate sales revenue for 2011 was negatively impacted by the new government mandates on housing policy affecting the availability of mortgage financing in 2010 and 2011. The increase in 2011 was mainly due to four new projects launched, Jinan Xinyuan Splendid, Zhengzhou Royal Palace, Zhengzhou Century East B and Yipin Xiangshang II.

In the third quarter of 2010, we found that certain of our contracted buyers for the Kunshan International City Garden project were not able to secure mortgages at terms and amounts foreseen at the time of contract execution, resulting from the government issued new mandates on housing policy affecting the availability of mortgage financing in 2010. As a result, we reversed contracted sales amounts of US$42.8 million related to sales contracts of 348 apartments. We took the position that contracts that were not clearly executable under prevailing government policies were not recognized as revenue under the percentage of completion method. The reversals, which represented 12.0% of all contract sales from inception through December 31, 2010 for Kunshan, reduced revenue by US$31.5 million under the percentage of completion method for the year ended December 31, 2010. For the year ended December 31, 2011, we reversed contracted sales amounts of US$4.0 million related to sales contracts of 28 apartments. In all of other projects throughout China, where over 90% of buyers are owner occupiers and not investors, there is no significant mortgage availability problem and, thus, no reversals have been recorded.

Real Estate Leasing

Real estate leasing revenues represent the income from the rental of ancillary facilities, including parking facilities, kindergarten, elementary school, and clubhouse in a number of our developments. We also lease a small number of residential units owned by us.

Other Revenue

Other revenue consists primarily of fees received for our property management services, landscaping and computer network engineering and other real estate-related services that we provide to residents and purchasers of our residential units.

Cost of Revenues

The following table sets forth a breakdown of our cost of revenues for the period indicated.

	Year Ended December 31,
	2009		2010		2011
	US$	%	US$	%	US$	%
	(US$ in thousands, except for percentages)

Cost of real estate sales

Land use rights costs	153,004	42.5	129,036	38.6	180,025	36.9

Construction costs	198,432	55.2	196,671	58.8	297,116	60.9

Total cost of real estate sales	351,436	97.7	325,707	97.4	477,141	97.8
Cost of real estate leasing	598	0.2	1,310	0.4	1,132	0.2
Other costs	7,705	2.1	7,436	2.2	9,504	2.0
Total costs of revenues	359,739	100.0	334,453	100.0	487,777	100.0

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

Construction costs. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for fixed or capped payments which cover substantially all labor, materials, fittings and equipment costs, subject to adjustments for certain prescribed contingencies, such as design changes during the construction process or changes in government-suggested steel prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we directly purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$34.8 million, US$30.2 million and US$26.5 million for 2009, 2010 and 2011, respectively.

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

As of December 31, 2010 and December 31, 2011, we tested all of our active projects, consisting of projects under construction or planning, for impairment. Our testing indicated that the undiscounted cash flows of all of our projects exceeded their related carrying value, and accordingly, none of the projects were considered impaired.

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

Selling and Distribution Expenses

Our selling and distribution expenses include:

•	advertising and promotion expenses, such as print advertisement costs, billboard and other display advertising costs, and costs associated with our showrooms and illustrative units;

•	staff costs, which consist primarily of salaries and welfares;

•	for 2011, agency commissions of approximately 1.2% of contracted sales on outsourced project sales; and

•	other related expenses.

As of December 31, 2011, we employed 29 full-time sales and marketing personnel. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

•	staff salaries and benefits, quarterly and annual bonuses, and stock-based compensation;

•	traveling and office expenses;

•	professional fees, such as audit and legal fees; and

•	other expenses.

Interest Income

Interest income represents interest earned on our bank balances.

Interest Expenses

Interest expenses include (i) interest paid on our bank borrowings and other indebtedness, including our floating rate notes and convertible notes issued in April 2007 (for the years 2009 and 2010) and our secured note (for the year 2010 and 2011), (ii) amortization of warrants and debt issuance cost, (iii) accretion of discount from embedded derivatives and (iv) change in fair value of embedded derivatives, all net of amounts capitalized to construction costs. The floating rate notes bore interest at the adjustable annual rate of six-month LIBOR plus 6.8%, while the convertible notes bore interest at the fixed annual rate of 2% and the guaranteed senior secured note bears interest at the fixed annual rate of 15.6%. Interest rates on our bank borrowings, all of which, except US$25 million borrowed from ICBC Asia Limited, are granted by PRC commercial banks and denominated in RMB, are typically variable and linked to benchmark rates published by the PBOC. The US$25 million borrowed during 2011 from ICBC Asia Limited were US$15million at a rate of 3.0% plus LIBOR and US$10 million at a rate of 3.5% plus LIBOR, which both are denominated in US$ and secured by RMB deposits in ICBC Zhengzhou Branch. Our weighted average interest rate on short-term bank loans as of December 31, 2011 was 5.03%. As of December 31, 2011, the PBOC benchmark rate for a one-year loan was 6.56% per annum and those for loans of more than one year ranged from 6.65% to 7.05% per annum.

Share of Income in Equity Investee

Share of income in equity investee represented profit associated with our 45% equity interest in Jiantou Xinyuan. Under the relevant joint venture agreement, we share the profit or loss of Jiantou Xinyuan according to our equity interest percentage.

On November 1, 2010, we finalized the purchase of the remaining 55% equity interest in Jiantou Xinyuan, making us the sole owner. As part of the purchase of Jiantou Xinyuan, we recognized a gain on the remeasurement of our previously held 45% interest in Jiantou Xinyuan amounting to US$2.4 million, reported as an “other income” in the statements of operations.

As of December 31, 2010, Jiantou Xinyuan had two projects under construction, Zhengzhou Yipin Xiangshan Phase I and Zhengzhou Yipin Xiangshan Phase II. Our share of income from Jiantou Xinyuan for the year ended 2009 and for the period from January 1, 2010 to November 1, 2010 were US$4.4 million and US$0.2 million, respectively. The results of Jiantou Xinyuan have been included in our consolidated financial statements since November 1, 2010.

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

Income Taxes

The following table sets forth the components of income taxes for the periods indicated.

	Year Ended December 31,
	2009		2010		2011
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Corporate income tax	23,740	119.8	10,584	28.4	27,163	46.3
Land appreciation tax	2,186	11.0	16,155	43.3	25,582	43.7
Deferred tax expense	(6,101)	(30.8)	10,594	28.3	5,892	10.0
Income taxes	19,825	100.0	37,333	100.0	58,637	100.0

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

People’s Republic of China

In general, enterprises in the PRC are subject to income tax at a statutory rate of 25%. In 2009 and 2010, in accordance with local provisional tax regulations in Henan province, the local tax authority in Zhengzhou determined that the taxable income of our PRC subsidiaries in Henan province should be deemed from 12% to 20% of their total cash receipts from sales of residential units. Total cash receipts include cash receipts proceeds from pre-sales of our properties that are recorded as customer deposits, which partly comprise mortgage loan proceeds received in our account from mortgage lending banks. The Zhengzhou local tax authority has provisionally confirmed that it suspended the deemed profit method to our PRC subsidiaries located in Henan province and turned to the statutory taxable income method at 25% on income for the year ended December 31, 2011. For our subsidiaries located in Shandong, Jiangsu, Anhui and Sichuan provinces, income tax is levied at the statutory rate of 25% on income as reported in the statutory financial statements after appropriate tax adjustments for the year ended December 31, 2011.

We have made full provision for the corporate income tax, or CIT, payable by our PRC subsidiaries based on the statutory income tax rate of 25%, after appropriate adjustments to our taxable income used in the calculation. The difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis has been treated as an unrecognized tax uncertainty benefit under ASC 740-10 “ Income Tax “, or ASC 740-10, which has a balance of US$13.8 million as of December 31, 2011. The increase related to current year tax positions arises primarily from foreign exchange movements. We believe this treatment is appropriate due to the possibility of reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, as the local authorities have indicated that they will apply the regulation in the same manner in 2011.

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

Share-based compensation expense

We have two share-based compensation plans, our 2007 equity incentive plans and our 2007 long-term incentive plan. Under our 2007 equity incentive plan, we granted share options awards for an aggregate of 6,802,495 common shares at a weighted average exercise price of US$1.08 on August 11, 2007. Under our 2007 long-term incentive plan we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10,000,000 common shares. As of December 31, 2011, we have granted options and restricted stock awards to acquire up to 13,249,840 common shares. We charged compensation cost of US$2.7 million and US$1.7 million as of December 31, 2010 and December 31, 2011 against income comprising of general and administrative expenses of US$2.6 million and US$1.7 million and the elimination of shares of share of income in an equity investee of US$70,294 and US$nil for those plans with a corresponding credit to additional paid-in capital for the year ended December 31, 2010 and December 31, 2011. For a description of the grants under each of the plans, see Note 13 of the consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents a summary of our consolidated statements of operations by amount and as a percentage of our total revenues during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2009		2010		2011
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues	448,984	100.0	449,972	100.0	687,508	100.0
Cost of revenues	(359,739)	(80.1)	(334,453)	(74.3)	(487,777)	(70.9)

Gross profit	89,245	19.9	115,519	25.7	199,731	29.1
Selling and distribution expenses	(11,443)	(2.5)	(10,724)	(2.4)	(16,209)	(2.4)
General and administrative expenses	(22,215)	(4.9)	(22,209)	(4.9)	(27,231)	(4.0)

Operating income	55,587	12.5	82,586	18.4	156,291	22.7
Interest income	2,388	0.5	2,218	0.5	5,294	0.8
Exchange gains	80	—	202	0.0	57	0.0
Other income (expense)	(383)	(0.1)	2,381	0.5	—	—
Share of income in equity investee	4,402	1.0	227	0.1	—	—
Change in fair value of derivative liabilities	170	0.0	842	0.2	—	—
Income from operations before income taxes	62,244	14.0	88,456	19.7	161,642	23.5
Income taxes	(19,825)	(4.4)	(37,333)	(8.3)	(58,637)	(8.5)
Net income	42,419	9.6	51,123	11.4	103,005	15.0
Net loss/ (income) attributable to non-controlling interest	—	—	18	0.0	(707)	(0.1)
Net income attributable to ordinary shareholders	42,419	9.6	51,141	11.4	102,298	14.9

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

Revenues increased by US$237.5 million, or 52.8%, to US$687.5 million for the year ended December 31, 2011 from US$450.0 million for the year ended December 31, 2010.

Real estate sales

Revenue from real estate sales increased by US$234.6 million, or 53.5%, to US$673.4million for the year ended December 31, 2011 from US$438.8 million for the year ended December 31, 2010, mainly due to four new projects launched in 2011, Jinan Xinyuan Splendid, Zhengzhou Royal Palace, Zhengzhou Century East B and Yipin Xiangshang II.

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

For the years ended December 31, 2010 and 2011, no revenues were recognized under the full accrual method.

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

Due to the restrictions of mortgages to second home buyers, the Group introduced seller-financed contract arrangements beginning in the third quarter of 2011. Under these seller-financed contract arrangements, the buyer pays the purchase price for the residential unit in installment payments ranging from six months to two years with the final payment to be made 30 days prior to the delivery. These contracts generally require a 10% down payment upon contract execution date, the second payment of 20% within 30 days, a third payment of 30% - 40% six months after the contract date, and the final 30% - 40% payment 30 days before delivery.

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

The following table sets forth the percentage of completion, the percentage sold and related revenues for our projects recognized under the percentage of completion method for the year ended December 31, 2010 and 2011.

Project	Total GFA	Percentage Complete as of December 31, (1)		Percentage Sold (2) Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2010	2011	2010	2011	2010		2011
	m²	%	%	%	%	US$	%(3)	US$	%
Chengdu Segment
Chengdu Xinyuan Splendid I	231,002	92.8	93.7	77.4	89.3	58,540,565	13.3	27,039,741	4.0
Chengdu Xinyuan Splendid II	216,900	65.9	90.6	39.5	77.6	52,039,164	11.9	91,716,159	13.6
Jiangsu Segment
Suzhou International City Garden	204,882	86.6	97.9	45.9	69.0	51,229,246	11.7	73,840,220	11.0
Suzhou Lake Splendid	198,113	99.7	100.0	99.1	99.6	950,101	0.2	1,426,485	0.2
Suzhou Colorful Garden	81,505	99.8	99.9	99.2	99.4	2,074,669	0.5	753,022	0.1
Kunshan International City Garden	497,941	77.9	94.0	58.8	67.1	118,008,234	26.8	98,117,261	14.5
Xuzhou Colorful Garden	101,821	61.2	80.1	53.2	98.7	32,341,422	7.4	53,311,963	7.9
Shandong Segment
Jinan Elegant Scenery	100,386	100.0	100.0	100.0	100.0	239,873	0.1	0.0	0.0
Jinan International City Garden	263,990	99.3	99.8	99.0	99.4	3,154,712	0.7	1,275,733	0.2
Jinan Xinyuan Splendid	565,355	0.0	53.7	0.0	15.8	0.0	0.0	59,514,976	8.8
Henan Segment
Zhengzhou Xinyuan Colorful Garden	191,891	99.0	99.7	93.2	97.1	46,361,234	10.6	10,795,169	1.6
Zhengzhou Finance Squre	67,225	100.0	100.0	98.9	97.5	1,259,229	0.3	256,393	0.0
Zhengzhou Modern City	255,356	48.5	67.8	46.7	70.4	66,804,843	15.2	83,990,243	12.5
Zhengzhou Royal Palace	132,238	0.0	66.9	0.0	21.1	0.0	0.0	27,734,520	4.1
Zhengzhou International City Garden	107,439							5,332,865	0.8
Zhengzhou Yipin Xiangshan Phase I	94,403	93.7	97.3	92.8	99.3	5,706,294	1.3	7,527,077	1.1
Zhengzhou Yipin Xiangshan Phase II	198,543	0.0	70.3	0.0	63.4	0.0	0.0	88,187,380	13.1
Zhengzhou Centry East B	166,468	0.0	68.6	0.0	28.2	0.0	0.0	42,231,484	6.3
Anhui Segment
Hefei Wangjiang Garden	145,455	100.0	00.0	100.0	00.0	82,376	0.0	330,902	0.0
Total	3,713,473					438,791,962	100.0	673,381,593	100.0

(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.

(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.

(3)	Percentage of all real estate sales revenues for the financial year, including revenues recognized under full accrual method and under percentage of completion method.

The following table sets forth the square meters sold and average selling price per square meter by each project, each reportable segment and on a consolidated basis for the year ended December 31, 2010 and 2011.

	Year Ended December 31,
	2010			2011
Project	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m²	US$/m²	US$	m²	US$/m²
Chengdu region
Chengdu Xinyuan Splendid I	40,667,889	50,259	809	28,357,878	28,006	1,013
Chengdu Xinyuan Splendid II	83,814,153	87,835	954	83,615,825	77,403	1,080
Total	124,482,042	138,094	901	111,973,703	105,409	1,062
Jiangsu region
Suzhou International City Garden	53,825,528	30,396	1,771	63,349,025	36,134	1,753
Suzhou Lake Splendid	1,036,547	630	1,645	916,735	728	1,259
Suzhou Colorful Garden	2,282,466	1,709	1,336	648,099	384	1,688
Kunshan International City Garden	148,772,183	121,008	1,229	52,993,394	34,340	1,543
Xuzhou Colorful Garden	55,905,286	53,636	1,042	56,795,857	47,155	1,204
Total	261,822,010	207,379	1,263	174,703,110	118,741	1,471
Shandong region
Jinan Elegant Scenery	167,449	205	817	—	—	—
Jinan International City Garden	2,276,864	398	1,567	—	—	—
Jinan Xinyuan Splendid	—	—	—	118,242,633	85,953	1,376
Total	2,444,313	603	1,312	118,242,633	85,953	1,376
Henan region
Zhengzhou Xinyuan Colorful Garden	45,810,567	38,299	1,196	10,219,455	4,998	2,045
Zhengzhou Royal Palace	—	—	—	49,156,971	21,320	2,306
Zhengzhou Finance Square	1,453,690	652	2,230	271,820	—	—
Zhengzhou Modern City	145,614,989	134,079	1,086	89,568,692	58,408	1,533

	Year Ended December 31,
	2010			2011
Project	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m²	US$/m²	US$	m²	US$/m²
Zhengzhou Yipin Xiangshan Phase I	6,577,527	4,691	1,402	4,990,399	2,949	1,692
Zhengzhou Yipin Xiangshan Phase II	—	—	—	132,929,557	119,193	1,115
Zhengzhou Century East B	—	—	—	65,329,740	48,765	1,340
Total	199,456,773	177,721	1,122	352,466,634	255,633	1,379
Anhui region
Hefei Wangjiang Garden	108,446	—	—	352,091	—	—
Total	108,446	—	—	352,091	—	—
Grand Total	588,313,584	523,797	1,123	757,738,171	565,736	1,339

The total square meters sold increased to 565,736 square meters for the year ended December 31, 2011 from 523,797 square meters for the year ended December 31, 2010. The increase was mainly due to four new projects launched in 2011, Jinan Xinyuan Splendid, Zhengzhou Royal Palace, Zhengzhou Century East B and Yipin Xiangshang II. The overall aggregate average selling price per square meter for the year ended December 31, 2011 increased to US$1,339 from US$1,123 for the year ended December 31, 2010.

Chengdu region. The square meters in this region sold for the year ended December 31, 2011 decreased to 105,409 square meters from 138,094 square meters for the year ended December 31, 2010. The average selling price per square meter for the year ended December 31, 2011 increased to US$1,062 from US$901 for the year ended December 31, 2010. The decrease in square meters sold was mainly due to declining inventory as Chengdu Xinyuan Splendid I was 89.3% sold.

Jiangsu region. The square meters sold for the year ended December 31, 2011 decreased to 118,741 square meters from 207,379 square meters for the year ended December 31, 2010 on weaker sales of the Kunshan International City Garden due to the stricter government mortgage policy. The average selling price per square meter for the year ended December 31, 2011 increased to US$1,471from US$1,263 for the year ended December 31, 2010.

Shandong region. The square meters sold for the year ended December 31, 2011 increased to 85,953 square meters from 603 square meters for the year ended December 31, 2010, due to the commencement of sales of Jinan Xinyuan Splendid in May 2011. The average selling price per square meter for the year ended December 31, 2011 increased to US$1,376 from US$1,312 for the year ended December 31, 2010.

Henan region. The square meters sold for the year ended December 31, 2011 increased to 255,633 square meters from 177,721 square meters for the year ended December 31, 2010, mainly due to the launch of three new projects, Zhengzhou Royal Palace, Zhengzhou Yipin Xiangshan Phase II, and Zhengzhou Century East B. The average selling price per square meter for the year ended December 31, 2011 increased to US$1,379 from US$1,122 for the year ended December 31, 2010, resulting from increased selling prices of two higher-priced newly launched projects, Zhengzhou Royal Palace and Zhengzhou Century East B.

Anhui region. The only active project in Anhui region, Hefei Wangjiang Garden was essentially sold out by the end of 2009. The sales in 2011 were mainly due to the sale of parking facilities.

Real estate leasing

Real estate leasing income increased by US$2.7 million to US$2.8 million for the year ended December 31, 2011 from US$0.2 million for the year ended December 31, 2010. The increase resulted from the leasing of more ancillary facilities, including parking facilities were rented out during the year of 2011.

Other revenue

Other revenue increased by US$0.3 million, or 2.7%, to US$11.3 million for the year ended December 31, 2011 from US$11.0 million for the year ended December 31, 2010. The increase primarily resulted from expanded operations from our property management services. Our property management arm provides property management services for all our projects.

Cost of revenue

Cost of revenue increased by US$153.3million, or 45.8%, to US$487.8 million for the year ended December 31, 2011 from US$334.5 million for the year ended December 31, 2010.

Cost of real estate sales

Cost of real estate sales increased by US$151.4 million, or 46.5%, to US$477.1 million for the year ended December 31, 2011 from US$325.7 million for the year ended December 31, 2010. Total land use rights cost increased by US$51.0 million, or 39.5%, from US$129.0 million (38.6% of cost of real estate sales) for the year ended December 31, 2010 to US$180.0 million (36.9% of cost of real estate sales) for the year ended December 31, 2011. The construction cost, including capitalized interest, increased by US$100.4 million, or 51.1%, to US$297.1 million for the year ended December 31, 2011 from US$196.7 million for the year ended December 31, 2010.

Cost of real estate leasing

Cost of real estate leasing decreased by US$ 0.2 million, or 15.4%, to US$1.1 million for the year ended December 31, 2011 from US$1.3 million for the year ended December 31, 2010.

Other costs

Other costs increased by US$2.1 million, or 27.8%, to US$9.5 million for the year ended December 31, 2011 as compared to US$7.4 million for year ended December 31, 2010.

Gross profit

Gross profit increased by US$84.2 million, or 72.9%, to US$199.7 million for the year ended December 31, 2011 from US$115.5 million for the year ended December 31, 2010. Gross profit margin was 29.1% for the year ended December 31, 2011 compared to 25.7% for the year ended December 31, 2010. The increase was primarily due to price increases and to more profitable newer projects being launched during the year ended 2011, such as Zhengzhou Century East B and Zhengzhou Yipin Xiangshan Phase II.

Selling and distribution expenses

Selling and distribution expenses increased by US$5.5 million, or 51.1%, to US$16.2 million for the year ended December 31, 2011 from US$10.7 million for the year ended December 31, 2010. The increase was primarily due to a US$4.7 million increase in advertising and promotion expense for new project launches and a US$0.6 million increase in staff costs. As a percentage of revenue, selling and distribution expenses was 2.4% for the year ended December 31, 2011 compared to 2.4% for the year ended December 31, 2010. As revenue expands in the future, we expect selling and distribution expenses as a percentage of revenue to be flat.

General and administrative expenses

General and administrative expenses were US$27.2 million for the year ended the year ended December 31, 2011, compared to US$22.2 million for the year ended December 31, 2010. The increase in general and administrative expenses were mainly resulted from an increase in salary and welfare of US$4.6 million as the average level of salary and bonus increased and new employees were hired.

As a percentage of revenue, general and administrative expenses were 4.0% for the year ended December 31, 2011, compared to 4.9% for the year ended December 31, 2010.

Interest income

Interest income was US$5.3 million for the year ended December 31, 2011, compared to US$2.2 million for the year ended December 31, 2010. The increase in interest income mainly resulted from the increase in the average cash balance. Also contributing to the increase in interest income for 2011 was the weighted average interest rate on the Company’s cash deposits, which was 1.3% for the year ended December 31, 2011, an increase of 0.46% compared to 0.84% for the year ended December 31, 2010.

The balance of non-interest-bearing deposits as of December 31, 2011 was US$153 (0.0% of total cash deposits), compared to US$2,317 (0.0% of total cash deposits) as of December 31, 2010.

Interest expenses

All interest costs were capitalized for the years ended December 31, 2011 and 2010. Total gross interest costs incurred amounted to US$26.5 million for the year ended December 31, 2011, including US$25.2 million of interest on loans, US$1.0 million of accretion of discount arising from warrants and an embedded derivative on floating rate notes, and US$0.3 million of amortization of debt issuance costs. In the year ended December 31, 2010, the gross interest costs of US$30.2 million consisted of US$26.4 million of interest on loans, US$1.0 million of accretion of discount arising from an embedded derivative on convertible notes, US0.9 million of accretion of discount arising from warrants and an embedded derivative on floating rate notes, US$0.7 million of accretion of discount arising from warrants on secured note and US$1.0 million of amortization of debt issuance costs.

Exchange gains

For the year ended December 31, 2011, we recorded an unrealized foreign exchange gain of US$0.1 million, as compared to US$0.2 million in year ended December 31, 2010, arising from translating certain U.S. dollar-denominated debts into Renminbi using the exchange rate at the balance sheet date.

Income taxes

Income taxes increased by US$21.3 million, or 57.1%, to US$58.6 million for the year ended December 31, 2011 from US$37.3 million for the year ended December 31, 2010. The increase was primarily due to an increase in our pre-tax income.

Our effective tax rate decreased to 36.3% for the year ended December 31, 2011, from 42.2% for the year ended December 31, 2010. The higher rate in the year of 2010 was mainly due to the US$6.8 million one-time LAT tax charge related to a new tax interpretation in Jiangsu Province.

Net income attributable to ordinary shareholders

Net income increased by US$51.2 million to US$102.3 million for the year ended December 31, 2011, from US$51.1 million for the year ended December 31, 2010.

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

	For the Year Ended December 31,
	2009	2010	2011
	(US$ in thousands, except for percentages)
Zhengzhou, Henan
Total revenue	90,520	120,440	269,004
Total cost of revenues	(73,343)	(79,904)	(171,884)
Gross profit	17,177	40,536	97,120
Gross margin	19.0%	33.7%	36.1%
Operating income	4,219	24,884	75,335
Jinan, Shandong
Total revenue	89,783	3,487	60,976
Total cost of revenues	(75,463)	(3,372)	(48,595)
Gross profit	14,320	115	12,381
Gross margin	15.9%	3.3%	20.3%
Operating income (loss)	11,549	(1,018)	9,102
Suzhou, Kunshan and Xuzhou, Jiangsu
Total revenue	198,198	204,782	227,623
Total cost of revenues	(153,230)	(151,109)	(168,739)
Gross profit	44,968	53,673	58,884
Gross margin	22.7%	26.2%	25.9%
Operating income	36,580	46,636	50,956
Hefei, Anhui
Total revenue	6,954	92	332
Total cost of revenues	(4,356)	(55)	(122)
Gross profit	2,598	37	210
Gross margin	37.4%	40.2%	63.3%
Operating income (loss)	2,045	(375)	133
Chengdu, Sichuan
Total revenue	56,620	110,636	118,790
Total cost of revenues	(47,818)	(92,393)	(89,129)
Gross profit	8,802	18,243	29,661
Gross margin	15.5%	16.5%	25.0%
Operating income	6,209	14,903	26,273
Others
Total revenue	6,909	10,535	10,783
Total cost of revenues	(5,529)	(7,620)	(9,308)
Gross profit	1,380	2,915	1,475
Gross margin	20.0%	27.7%	13.7%
Operating loss	(5,015)	(2,444)	(5,508)

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Zhengzhou, Henan. Total revenues increased by US$148.6 million, or 123.4%, from US$120.4 million for the year ended December 31, 2010 to US$269.0 million for the year ended December 31, 2011. The increase was primarily due to three new projects, Zhengzhou Royal Palace, Zhengzhou Yipin Xiangshan Phase II and Zhengzhou Century East B, which commenced sales in 2011. The gross profit for this region was US$97.1 million in the year ended December 31, 2011, representing an increase of US$56.7 million, or 139.6%, as compared to US$40.5 million in the year ended December 31, 2010. Net operating income was US$75.3 million for the year ended December 31, 2011, representing an increase of US$50.5 million, or 202.7%, from US$24.9 million in the year ended December 31, 2010. Such improvement was due to the increases in revenues as described above.

Jinan, Shandong. Total revenues increased by US$57.5 million, from US$3.5 million for the year ended December 31, 2010 to US$61.0 million for the year ended December 31, 2011. The increase was primarily due to the new project, Jinan Xinyuan Splendid, which commenced with strong sales in May of 2011. The gross margin increased to 20.3% for the year ended December 31, 2011 from 3.3% for the year ended December 31, 2010. Net operating gain was US$9.1 million for the year ended December 31, 2011, compared to a net operating loss of US$1.0 million in the year ended December 31, 2010. Such increase was due to the increase in revenues as described above.

Suzhou, Kunshan and Xuzhou, Jiangsu. Total revenues increased by US$22.8 million, or 11.2%, from US$204.8 million for the year ended December 31, 2010 to US$227.6 million for the year ended December 31, 2011. The increase primarily resulted from the completion ratio of projects in Suzhou accelerated during the year of 2011, partly offset by the weaker sales of Kunshan International City Garden due to stricter mortgage policies since April 2010. The gross profit for the Jiangsu segment was US$58.9 million for the year ended December 31, 2011, increased by US$5.2 million from US$53.7 million for the year ended December 31, 2010. The gross margin decreased to 25.9% for the year ended December 31, 2011, compared to 26.2% for the year ended December 31, 2010. The decrease was mainly due to soft demand of Kunshan International City Garden. The net operating income was US$51.0 million for the year ended December 31, 2011, an increase of US$4.3 million, or 9.3%, compared to US$46.6 million for the year ended December 31, 2010. Such improvement was due to the increases in revenues as described above.

Hefei, Anhui. Total revenues for the year ended December 31, 2011 was US$0.3 million, compared to US$0.1 million for the year ended December 31, 2010. This region had gross profit of US$0.2 million and a net operating gain of US$0.1 million in the year ended December 31, 2011, compared to a gross profit of US$0.04 million and net operating loss of US$0.4 million in the year ended December 31, 2010. Hefei Wangjiang Garden project is the only project in the Anhui segment, only parking facilities were sold in 2011.

Chengdu, Sichuan. Total revenues increased by US$8.2 million from US$110.6 million for the year ended December 31, 2010 to US$118.8 million for the year ended December 31, 2011. The increase was primarily due to the fact that the project construction completion ratio accelerated during the year of 2011, partly offset by a reduction in sellable units of Chengdu Xinyuan Splendid I. The gross profit for the Sichuan segment was US$29.7 million for the year ended December 31, 2011, an increase of US$11.5 million from US$18.2 million for the year ended December 31, 2010. The gross margin increased to 25.0% for the year ended December 31, 2011, compared to 16.5% for the year ended December 31, 2010. The increase was mainly due to a change in project mix as the lower-profit mature project Chengdu Xinyuan Splendid I was winding down. The net operating income was US$26.3 million for the year ended December 31, 2011, an increase of US$11.4 million, or 76.3%, compared to US$14.9 million for the year ended December 31, 2010. Such increase was due to the increases in revenue and gross profit described above.

Others. Other revenue of US$10.8 million for the year ended December 31, 2011 consisted of real estate-related services including, among others, property management services, broadband network installation, landscaping services and consulting services. These services generated a gross profit of US$1.5 million, or gross margin of 13.7%, in the year ended December 31, 2011, compared to a gross profit of US$2.9 million, or gross margin of 27.7%, in the year ended December 31, 2010. The decrease in gross margin was primarily resulted from an increase in salary and welfare of workers who provide property management services. Also included in others were US$7.0 million of operating expenses related to selling and distribution expenses and general and administrative expenses in our head office, compared to US$5.4 million in the year ended December 31, 2010.

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

Jinan, Shandong. Total revenues decreased by US$86.3 million, or 96.1%, from US$89.8 million for the year ended December 31, 2009 to US$3.5 million for the year ended December 31, 2010. The decrease was primarily due to a reduction in sellable units during the year ended December 31, 2010. The gross margin decreased to 3.3% for the year ended December 31, 2010 from 15.9% for the year ended December 31, 2009. Such decrease was due to the decrease in revenues as described above. Net operating loss was US$1.0 million for the year ended December 31, 2010, down from net operating income of US$11.5 million in the year ended December 31, 2009. The loss was mainly due to approximately US$5.0 million on inter-company borrowings from Xinyuan Real Estate Co., Ltd. Under PRC tax rules and regulations, interest expense on an intercompany loan was not deductible. Therefore, this non-deductible interest expense resulted in an unfavorable corporate income tax effect of approximately US$1.2 million at the Shandong segment for the year ended December 31, 2010.

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

Status of Projects as of December 31, 2011

The status of each of our projects under construction and under planning as of December 31, 2011, which were accounted for using the percentage of completion method, is discussed below.

Chengdu Xinyuan Splendid I

As of December 31, 2011, the carrying value of this project was US$11.1 million, net of profit recognized and progress billings. As of December 31, 2011 the cumulative cost incurred on the project was US$148.8 million relative to the total estimated cost of US$158.8 million. In the year ended December 31, 2011, we had contract sales of US$28.4 million with area sold of 28,006 square meters at an average selling price of US$1,013 per square meter. Sales for this project began in September 2008 and cumulative contract sales through December 31, 2011 were US$171.4 million with total area sold of 212,345 square meters.

We estimate that over the full life of the project, we will achieve aggregate gross sales revenue of US$192.0 million, or US$181.1 million net of business tax, relative to the estimated total cost of US$158.8 million, generating a gross margin of 12.3%.

Chengdu Xinyuan Splendid II

As of December 31, 2011, the carrying value of this project was US$22.3 million, net of profit recognized and progress billings. As of December 31, 2011 the cumulative cost incurred on the project was US$137.7 million relative to the total estimated cost of US$152.0 million. In the year ended December 31, 2011, we had contract sales of US$83.6 million with area sold of 77,403 square meters at an average selling price of US$1,080 per square meter. Sales for this project began in April 2010 and cumulative contract sales through December 31, 2011 were US$171.4 million with total area sold of 165,238 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$220.9 million, or US$208.4 million net of business tax, relative to the estimated total cost of US$152.0 million, generating a gross margin of 27.0%.

Suzhou International City Garden

As of December 31, 2011, the carrying value of this project was US$72.7 million, net of profit recognized and progress billings. As of December 31, 2011 the cumulative cost incurred on the project was US$214.8 million (net of impairment charges of US$51.5 million) relative to the total estimated cost of US$219.3 million. In the year ended December 31, 2011, we had contract sales of US$63.3 million with area sold of 36,134 square meters at an average selling price of US$1,753 per square meter. Cumulative contract sales through December 31, 2011 were US$208.2 million with total area sold of 136,353 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$301.8 million, or US$283.7 million net of business tax, relative to the estimated total cost of US$219.3 million (US$167.8 million after removing impairment charges from cost), generating a gross margin of 22.7% (or 40.9% after removing impairment charges from cost).

Kunshan International City Garden

As of December 31, 2011, the carrying value of this project was US$107.3 million, net of profit recognized and progress billings. As of December 31, 2011 the cumulative cost incurred on the project was US$377.6 million relative to the total estimated cost of US$401.6 million. In the year ended December 31, 2011, we had contract sales of US$53.0 million with area sold of 34,340 square meters at an average selling price of US$1,543 per square meter. Sales for this project began in October 2008 and cumulative contract sales through December 31, 2011 were US$382.5 million with total area sold of 381,916 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$569.6 million, or US$538.3 million net of business tax, relative to the total estimated cost of US$401.6 million, generating a gross margin of 25.4%.

Jinan Xinyuan Splendid

As of December 31, 2011, the carrying value of this project was US$197.3 million, net of profit recognized and progress billings. As of December 31, 2011 the cumulative cost incurred on the project was US$294.6 million relative to total estimated cost of US$549.2 million. In the year ended December 31, 2011, we had contract sales of US$117.9 million with area sold of 86,053 square meters at an average selling price of US$1,543 per square meter. Cumulative contract sales through December 31, 2011 were US$117.9 million with total area sold of 86,063 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$747.4 million, or US$705.2 million net of business tax, relative to the total estimated cost of US$549.2 million, generating a gross margin of 22.1%.

Zhengzhou Royal Palace

As of December 31, 2011, the carrying value of this project was US$81.6 million, net of profit recognized and progress billings. As of December 31, 2011 the cumulative cost incurred on the project was US$101.5 million relative to total estimated cost of US$151.9 million. In the year ended December 31, 2011, we had contract sales of US$49.2 million with area sold of 21,320 square meters at an average selling price of US$2,306 per square meter. Cumulative contract sales through December 31, 2011 were US$44.1 million with total area sold of 21,320 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$209.1 million, or US$197.4 million net of business tax, relative to the estimated total cost of US$151.9 million, generating a gross margin of 23.1%.

Zhengzhou Century East B

As of December 31, 2011, the carrying value of this project was US$75.3 million, net of profit recognized and progress billings. As of December 31, 2011 the cumulative cost incurred on the project was US$102.3 million relative to total estimated cost of US$149.1 million. In the year ended December 31, 2011, we had contract sales of US$65.3million with area sold of 48,765 square meters at an average selling price of US$1,340 per square meter. Sales for this project began in May 2010 and cumulative contract sales through December 31, 2011 were US$65.2 million with total area sold of 48,765 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$231.4 million, or US$218.3 million net of business tax, relative to the estimated total cost of US$149.1 million, generating a gross margin of 31.7%.

Zhengzhou Modern City

As of December 31, 2011, the carrying value of this project was US$0.1 million, net of profit recognized and progress billings. As of December 31, 2011 the cumulative cost incurred on the project was US$120.0 million relative to total estimated cost of US$176.9 million. In the year ended December 31, 2011, we had contract sales of US$89.6 million with area sold of 58,408 square meters at an average selling price of US$1,533 per square meter. Sales for this project began in May 2010 and cumulative contract sales through December 31, 2011 were US$240.4 million with total area sold of 192,487 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$341.7 million, or US$322.6 million net of business tax, relative to the estimated total cost of US$176.9 million, generating a gross margin of 45.2%

.Zhengzhou Yipin Xiangshan Phase II

As of December 31, 2011, the carrying value of this project was US$24.4 million, net of profit recognized and progress billings. As of December 31, 2011 the cumulative cost incurred on the project was US$91.4 million relative to total estimated cost of US$130.1 million. This project was executed by Jiantou Xinyuan. In the period from November 1, 2010, the day we finalized the acquisition of Jiantou Xinyuan, to December 31, 2011, we had contract sales of US$132.9 million with area sold of 119,193 square meters at an average selling price of US$1,115 per square meter. Sales for this project began in March 2011 and cumulative contract sales through December 31, 2011 were US$132.9 million with total area sold of 119,193 square meters.

We estimate that over the full life of the project, which commenced while we only had a 45% interest in Jiantou Xinyuan, we will achieve aggregate gross sales revenue of US$209.7 million, or US$198.0 million net of business tax, relative to the estimated total cost of US$130.1 million, generating a gross margin of 34.3%.

Xuzhou Colorful Garden

As of December 31, 2011, the carrying value of this project was US$2.1 million, net of profit recognized and progress billings. As of December 31, 2011 the cumulative cost incurred on the project was US$62.8 million relative to total estimated cost of US$78.4 million. In the year ended December 31, 2011, we had contract sales of US$56.8 million with area sold of 47,155 square meters at an average selling price of US$1,204 per square meter. Sales for this project began in August 2010 and cumulative contract sales through December 31, 2011 were US$115.4 million with total area sold of 100,791square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$116.9 million, or US$110.4 million net of business tax, relative to the estimated total cost of US$78.4 million, generating a gross margin of 28.9%.

Status of Projects as of December 31, 2010

The status of each of our projects under construction and under planning as of December 31, 2010, which were accounted for using the percentage of completion method, is discussed below.

Chengdu Xinyuan Splendid I

As of December 31, 2010, the carrying value of this project was US$24.1 million, net of profit recognized and progress billings. As of December 31, 2010 the cumulative cost incurred on the project was US$138.2 million relative to the total estimated cost of US$148.8 million. In the year ended December 31, 2010, we had contract sales of US$40.7 million with area sold of 50,259 square meters at an average selling price of US$809 per square meter. Sales for this project began in September 2008 and cumulative contract sales through December 31, 2010 were US$136.5 million with total area sold of 184,338 square meters.

As of December 31, 2010 we estimated that over the full life of the project, we would achieve aggregate gross sales revenue of US$176.3 million, or US$167.5 million net of business tax, relative to the estimated total cost of US$148.8 million, generating a gross margin of 11.1%.

Chengdu Xinyuan Splendid II

As of December 31, 2010, the carrying value of this project was US$48.6 million, net of profit recognized and progress billings. As of December 31, 2010 the cumulative cost incurred on the project was US$93.1 million relative to the total estimated cost of US$141.2 million. In the year ended December 31, 2010, we had contract sales of US$83.8 million with area sold of 87,835 square meters at an average selling price of US$954 per square meter. Sales for this project began in April 2010 and cumulative contract sales through December 31, 2010 were US$83.8 million with total area sold of 87,835 square meters.

As of December 31, 2010 we estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$212.1 million, or US$201.5 million net of business tax, relative to the estimated total cost of US$141.2 million, generating a gross margin of 29.9%.

Suzhou International City Garden

As of December 31, 2010, the carrying value of this project was US$89.5 million, net of profit recognized and progress billings. As of December 31, 2010 the cumulative cost incurred on the project was US$182.1 million (net of impairment charges of US$51.5 million) relative to the total estimated cost of US$210.3 million. In the year ended December 31, 2010, we had contract sales of US$53.8 million with area sold of 30,396 square meters at an average selling price of US$1,771 per square meter. Cumulative contract sales through December 31, 2010 were US$138.5 million with total area sold of 100,219 square meters.

As of December 31, 2010 we estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$301.3 million, or US$284.6 million net of business tax, relative to the estimated total cost of US$261.8 million (US$210.3 million after removing impairment charges from cost), generating a gross margin of 8.0% (or 26.1% after removing impairment charges from cost).

Kunshan International City Garden

As of December 31, 2010, the carrying value of this project was US$59.6 million, net of profit recognized and progress billings. As of December 31, 2010 the cumulative cost incurred on the project was US$300.8 million relative to the total estimated cost of US$386.2 million. In the year ended December 31, 2010, we had contract sales of US$148.8 million with area sold of 121,008 square meters at an average selling price of US$1,229 per square meter. Sales for this project began in October 2008 and cumulative contract sales through December 31, 2010 were US$313.1 million with total area sold of 347,577 square meters.

As of December 31, 2010 we estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$532.2 million, or US$503.2 million net of business tax, relative to the total estimated cost of US$386.2 million, generating a gross margin of 23.2%.

Jinan International City Garden

As of December 31, 2010, the carrying value of this project was US$1.6 million, net of profit recognized and progress billings. As of December 31, 2010 the cumulative cost incurred on the project was US$166.2 million relative to total estimated cost of US$167.4 million. In the year ended December 31, 2010, we had contract sales of US$2.3 million with area sold of 398 square meters at an average selling price of US$1,567 per square meter. Cumulative contract sales through December 31, 2010 were US$211.4 million with total area sold of 262,305 square meters.

As of December 31, 2010 we estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$213.4 million, or US$201.6 million net of business tax, relative to the total estimated cost of US$167.4 million, generating a gross margin of 17.0%.

Zhengzhou Xinyuan Colorful Garden

As of December 31, 2010, the carrying value of this project was US$11.6 million, net of profit recognized and progress billings. As of December 31, 2010 the cumulative cost incurred on the project was US$146.1 million relative to total estimated cost of US$147.6 million. In the year ended December 31, 2010, we had contract sales of US$45.8 million with area sold of 38,299 square meters at an average selling price of US$1,196 per square meter. Cumulative contract sales through December 31, 2010 were US$175.2 million with total area sold of 183,149 square meters.

As of December 31, 2010 we estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$187.9 million, or US$178.5 million net of business tax, relative to the estimated total cost of US$147.6 million, generating a gross margin of 17.3%.

Henan Modern City

As of December 31, 2010, the carrying value of this project was US$21.7 million, net of profit recognized and progress billings. As of December 31, 2010 the cumulative cost incurred on the project was US$81.4 million relative to total estimated cost of US$167.7 million. In the year ended December 31, 2010, we had contract sales of US$145.6 million with area sold of 134,079 square meters at an average selling price of US$1,086 per square meter. Sales for this project began in May 2010 and cumulative contract sales through December 31, 2010 were US$145.6 million with total area sold of 134,079 square meters.

As of December 31, 2010 we estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$312.1 million, or US$294.9 million net of business tax, relative to the estimated total cost of US$167.7 million, generating a gross margin of 43.1%.

Zhengzhou Yipin Xiangshan Phase II

As of December 31, 2010, the carrying value of this project was US$10.2 million, net of profit recognized and progress billings. As of December 31, 2010 the cumulative cost incurred on the project was US$67.0 million relative to total estimated cost of US$71.5 million. This project was executed by Jiantou Xinyuan. In the period from November 1, 2010, the day we finalized the acquisition of Jiantou Xinyuan, to December 31, 2010, we had contract sales of US$6.6 million with area sold of 4,691 square meters at an average selling price of US$1,402 per square meter. Sales for this project began in July 2008 and cumulative contract sales through December 31, 2010 were US$83.5 million with total area sold of 91,038 square meters.

As of December 31, 2010 we estimated that over the full life of the project, which commenced while we only had a 45% interest in Jiantou Xinyuan, we would achieve aggregate gross sales revenue of US$90.0 million, or US$85.1 million net of business tax, relative to the estimated total cost of US$71.5 million, generating a gross margin of 15.9%.

Xuzhou Colorful Garden

As of December 31, 2010, the carrying value of this project was US$19.6 million, net of profit recognized and progress billings. As of December 31, 2010 the cumulative cost incurred on the project was US$44.7 million relative to total estimated cost of US$72.9 million. In the year ended December 31, 2010, we had contract sales of US$55.9 million with area sold of 53,636 square meters at an average selling price of US$1,042 per square meter. Sales for this project began in August 2010 and cumulative contract sales through December 31, 2010 were US$55.9 million with total area sold of 53,636 square meters.

As of December 31, 2010 we estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$105.2 million, or US$99.4 million net of business tax, relative to the estimated total cost of US$72.9 million, generating a gross margin of 26.6%.

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

Due to the unavailability of mortgages for non-resident or second home buyers, the Group introduced seller-financed contract arrangements beginning in the third quarter of 2011. Under these seller-financed contract arrangements, the buyer pays the purchase price for the residential unit in installment payments ranging from six months to two years with the final payment to be made 30 days prior to the delivery. These contracts generally require a 10% down payment upon contract execution date, the second payment of 20% within 30 days, a third payment of 30% - 40% six months after the contract date, and the final 30% - 40% payment 30 days before delivery.

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

Tax contingency

We have evaluated the available evidence about (a) asserted and unsettled income tax contingencies and (b) unasserted income tax contingencies caused by uncertain income tax positions taken in our current tax treatments or our income tax returns filed with national and local tax authorities in the PRC and foreign tax authorities. The liability recorded in the consolidated financial statements for these income tax contingencies represents management’s estimate of the amount that is less than “more likely than not” to be upheld in an examination by the relevant taxing authorities, under the provisions of ASC 740-10, “ Income Tax”.

Impairment of long-lived assets

We consider on a quarterly basis whether indicators of impairment of long-lived assets are present. These indicators include, but are not limited to, negative gross margins, decreases in the average selling price above 5% and increases in input costs above 5% related to the individual projects in each operating segment. The provisions of ASC 360, “ Property, Plant and Equipment “, require that a two-step impairment test be performed on long-lived assets. In the first step, we test for recoverability of the assets by determining whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying value. If the estimated undiscounted cash flows are greater than the carrying value, the long-lived assets are considered not impaired and we are not required to perform further testing. If the estimated undiscounted cash flows are less than the carrying value, we must perform the second step of the impairment test, which is to recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values, if any. Our determination of fair value requires discounting the estimated cash flows for a project at a rate commensurate with the inherent risk associated with the related assets and estimated cash flows.

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

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amends the fair value measurement and disclosure guidance in ASC 820, Fair Value Measurement, to converge U.S. GAAP and International Financial Reporting Standards requirements for measuring amounts at fair value as well as disclosures about these measurements. Many of the amendments in ASU 2011-04 clarify existing concepts and are generally not expected to result in significant changes to how many entities currently apply the fair value principles. In certain instances, however, the FASB changed a principle to achieve convergence, and while limited, these amendments have the potential to significantly change practice for some entities. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. The Group does not expect that the adoption of ASU 2011-04 will have a material impact to the Group’s consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. In December 2011, the FASB issued ASU 2011- 12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”). ASU 2011-12 defers the requirement in ASU 2011-05 that entities present reclassification adjustments for each component of accumulated other comprehensive income (“AOCI”) in both net income and other comprehensive income on the face of the financial statements. ASU 2011-12 requires entities to continue to present amounts reclassified out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The effective date of ASU 2011-12 is consistent with ASU 2011-05, which is effective for fiscal years and interim periods beginning after December 15, 2011 for public entities. The Group does not expect that the adoption of both ASU 2011-05 and ASU 2011-12 will have a material impact to the Group’s consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350) Testing Goodwill for Impairment. The guidance is intended to simplify how entities, both public and non-public, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for non-public entities, have not yet been made available for issuance. The Group does not expect that the adoption of ASU 2011-08 will have a material impact on the Group’s consolidated financial statements.

B.	Liquidity and Capital Resources

A principal factor affecting our results of operations and our growth is the acquisition of land use rights in target markets. Under current regulations and market practice, land use rights for residential development purposes may be acquired from local governments through a competitive auction or other bidding process. These competitive auctions and bidding processes are typically announced 20 days before they are about to take place. To participate in these auctions, we are required to make a minimum deposit of 20-50% of the opening auction price in cash. If we are successful on our bids, we are also generally required to remit the remaining purchase price within 30 days of the auction. Further, under current regulations we are not permitted to borrow money from local banks to fund land purchases. As a result we have to fund land purchases either from cash flows from project sales or from financing transactions in foreign markets which have been and continue to be relatively expensive and not easily accessible. (See ITEM 3. KEY INFORMATION “D. Risk Factors - Our business requires access to substantial financing. Our failure to obtain adequate financing in a timely manner could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts and (2) affect our financial performance and condition.”)

In conjunction with the land acquisitions, we also expect to incur material project development costs on the newly acquired land. The above cash needs can only be partially satisfied by construction loans and future cash flows from real estate projects under development in the upcoming fiscal year. To ensure that we have sufficient funds to secure attractive land parcels, which are vital to our growth strategy, we have chosen to maintain a certain level of cash reserves on hand. In addition, we are required to maintain restricted cash deposits by banks that provide loans to us and our customers. The amount of the restricted cash deposits will vary based on the amount of the related loans. As of December 31, 2011, approximately US$168.4 million, or 34.5% of our total cash balance reserve, were restricted cash.

Based on our land acquisition plans for the fiscal year 2010, we determined in early 2010 that the projected land acquisition payments combined with our debt repayments and limited financing options could result in a strained liquidity position. Therefore, we issued additional secured notes to Forum Asian Realty Income II, L.P. (“Forum”) on April 15, 2010 for US$40 million bearing an interest rate of 15.6% per annum, to provide some margin of safety in cash available to execute the land acquisition plans. (See ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS “A. Operating Results - Principal Factors Affecting Our Results of Operations - Availability and cost of financing.”)

However, due to the limited number of land auctions announced during the remainder of 2010 that satisfied our investment criteria, the uncertainties caused by additional policies issued by the PRC government to slow down the growth of residential real estate market in PRC and the effects of prior regulations felt during 2010 (See ITEM 3. KEY INFORMATION “D. Risk Factors - The PRC government has recently introduced certain policy and regulatory measures to control the rapid increase in housing prices and cool down the real estate market and may adopt further measures in the future” and “Measures implemented by the PRC government on the property development industry remain in force and further restrictive measures may be adopted in the future.”), we ultimately did not participate in any land auctions during the year ended December 31, 2010. The stated purpose of various governmental policies, which include higher down payments, higher interest rates, and residence requirements for apartment purchases, was to reduce speculation in the housing market by investors. One effect of these policies has been a reduction in the number of qualified buyers of residential apartments which resulted in lower home prices in many residential markets in the PRC. Further, the number of land auctions held by the government decreased significantly starting in the second half of 2010. In the ending of year of 2011, we had acquired two parcels of lands, one located in Xuzhou, Jiangsu province of US$37.3 million and another one located in Zhengzhou, Henan Province of US$88.1 million.

To date, we have financed our operations primarily through cash flows from operations, construction loans from Chinese banks, and proceeds from issuances of equity and debt securities.

Cash Flows

	Year Ended December 31,
	2009	2010	2011
	(US$ in thousands)
Net cash provided by operating activities	124,506	51,422	212,828
Net cash provided by (used in) investing activities	(536)	8,432	(1,164)
Net cash used in financing activities	(101,962)	(10,203)	(118,674)
Net increase in cash and cash equivalents	22,008	49,651	92,990
Effect of exchange rate changes on cash and cash equivalents	133	5,875	12,902
Cash and cash equivalents at beginning of year	135,659	157,800	213,326
Cash and cash equivalents at end of year	157,800	213,326	319,218

Operating Activities

Net cash provided by operating activities was US$212.8 million for the year ended December 31, 2011, primarily attributable to US$103.0 million in net income, an increase in accounts payable of US$75.6 million, an increase in customer deposits of US$44.4 million, an increase in income tax payable of US$23.8 million, partly offset by an increase in other deposits and prepayments of US$22.5 million, an increase in accounts receivable of US$16.7 million and an increase in real estate property under development of US$16.6 million.

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

Proceeds from pre-sales of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sales proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sales are affected by a number of factors, including restrictions on pre-sales imposed by PRC law, market demand for our properties subject to pre-sales, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sales payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. At December 31, 2009, 2010 and 2011, we recorded current liabilities consisting of customer deposits of US$10.9 million, US$22.8 million and US$69.5 million, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash in flow to the extent possible.

Investing Activities

Net cash used in investing activities was US$1.2 million in the year ended December 31, 2011, and was mainly attributable to the purchase of property and equipments.

Net cash provided by investing activities was US$8.4 million in the year ended December 31, 2010, and was mainly attributable to the purchase of Jiantou Xinyuan, whereby the cash balance in the acquired target exceed the cash purchase price.

Net cash used in investing activities was US$0.5 million in the year ended December 31, 2009, and was mainly attributable to the purchase of office equipment.

Financing Activities

Net cash used in financing activities was US$118.7 million in the year ended December 31, 2011, was primarily attributable to repayment of short-term and long-term bank loans in the aggregate of US$199.8 million, an increase in restricted cash of US$80.0 million, treasury stock purchases of US$8.0 million and dividend distribution of US$7.7 million, partially offset by proceeds from short-term and long-term bank loans in the aggregate of US$176.6 million.

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

Bank Borrowings

Bank borrowings are an important source of funding for our property developments. Our borrowings as of December 31, 2009, 2010 and 2011, respectively, were as follows.

	Year Ended December 31,
	2009	2010	2011
	(US$)	(US$)	(US$)
Short-term bank loans	94,661,844	108,565,993	42,949,816
Long-term bank loans	53,015,436	70,213,164	73,481,566
Current portion of long-term bank loans	—	78,064,729	129,089,496
Total	147,677,280	256,843,886	245,520,878

As of December 31, 2009, 2010 and 2011, the weighted average interest rate on our short-term bank loans was 5.46%, 5.54%, and 5.03%, respectively. As of December 31, 2009 and 2010, our short-term bank loans were all denominated in Renminbi and were secured by certain property certificates and certain bank deposits. As of December 31, 2011, US$17.9 million of our short-term bank loans were denominated in Renminbi, which were secured by certain property certificates and certain bank deposits. The remaining of US$25.0 million was denominated in US$ and was secured by the equivalent amount of RMB bank deposit.

As of December 31, 2009, 2010 and 2011, the weighted average interest rate on our long-term bank loans, including their current portion, was 5.48%, 5.29% and 6.78%, respectively. As of December 31, 2009, 2010 and 2011, our long-term bank loans were all denominated in Renminbi and were secured by our land use rights and real estate under development.

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

Floating Rate Notes and Convertible Notes

In April 2007, we issued US$75.0 million of floating rate notes and US$25.0 million of convertible notes. The floating rate notes bore interest at a rate of six-month LIBOR plus 6.80% per annum and matured in April 2010. The convertible notes bore interest at a rate of 2% per annum and had a maturity date of April 2012. The holder of the convertible notes had a right beginning June 15, 2010 to demand that we repurchase the convertible notes at a cash price of 120% of the principal amount plus accrued and unpaid interest, unless we have exercised our redemption right to redeem such convertible notes upon a change in tax laws or regulation. As discussed below under “Tabular Disclosure of Contractual Obligations”, on April 15, 2010, we paid in full the outstanding principal amounts of and accrued and unpaid interest on, the floating rate notes. Simultaneously, we repaid the convertible note pursuant to a mutual agreement with the note holder at the repurchase price of US$30.2 million (including accrued and unpaid interest). A portion of the cash proceeds from the secured note issuance to Forum discussed below was used as partial payment of the repurchase price of the convertible note.

Guaranteed senior secured note

On April 15, 2010, we entered into a securities purchase agreement, or agreement, with Forum Asian Realty Income II, L.P., or Forum, pursuant to which we issued to Forum a guaranteed senior secured note in the aggregate principal amount of US$40,000,000 due April 15, 2013 and warrants to purchase up to 1,516,882 common shares, par value $0.01 per share.

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

The agreement also contains other covenants that, among other matters, restrict our ability and the ability of the our subsidiaries to incur additional debt, including guarantees, to make certain payments or investments or to make capital expenditures in excess of a maximum amount over a 12-month period. In addition, under the agreement, we, including our subsidiaries, may only make certain restricted dividend payments or incur certain types or amounts of additional debt if we has satisfied certain requirements, including having a consolidated interest expense coverage ratio greater than 2.5 to 1.00 at the time of, and after giving effect to, the restricted payment or debt incurrence.

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

As of December 31, 2011, under the agreement, our average daily cash balance was US$487.6 million, our working capital ratio was 2.17 and our subsidiary debt to total tangible assets ratio was 0.22, all within the permitted thresholds under the agreement.

Capital Expenditures

Our capital expenditures were US$0.5 million, US$1.0 million and US$1.2 million in 2009, 2010, and 2011, respectively. Our capital expenditures in 2009, 2010 and 2011 were mainly used for acquisition of subsidiaries, building improvements, purchase of vehicles, fixtures and furniture and computer network equipments, and accumulation of properties held for lease related to newly completed projects. The source of our capital expenditures is primarily the cash flow generated from operating activities.

As of December 31, 2011, we had outstanding commitments with respect to non-cancelable construction contracts for real estate development in the amount of US$277.9 million.

C.	Research and Development, Patent and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

As of December 31, 2009, 2010 and 2011, we guaranteed mortgage loans in the aggregate outstanding amount of US$509.2 million, US$666.4 million and US$709.5 million, respectively.

The Company generally pre-sells properties prior to the completion of their construction. Sales contracts are executed during the pre-sales period and mortgages are generally executed within 30 days after the buyer signs the sales contract.

The pre-sales period begins upon receipt of a government permit which is issued soon after groundbreaking on a given phase of the project. The period from groundbreaking to delivery consists of building construction, landscaping, municipal government inspections and issuance of a certificate of occupancy. This “delivery period” will generally range from one to two years. The buyers only request the government to record buyer ownership in their official records after the delivery period is completed. Typically, the government will provide certificates of ownership six to twelve months after being requested to record. Therefore, the total elapsed time between the Company’s receipt of mortgage proceeds and the buyer’s receipt of an ownership certificate can range from one and a half years to three years.

Due to the time lag above, the Company’s mortgage guarantees will exceed the real estate balances at any given point in time.

The Company paid US$0.02 million, US$0.10 million, and US$0.04 million to satisfy guarantee obligations related to customer defaults for the years ended December 2009, 2010 and 2011, respectively.

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

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2011, our contractual obligations amounted to US$582.9 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated.

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(US$ in thousands)
Long-term debt obligations:
long-term bank loans	73,482	—	73,482	—	—
interest on long-term bank loans(1)	7,990	5,091	2,899	—	—
current portion of long-term bank loan	129,089	129,089	—	—	—
interest on current portion of long-term bank loan(1)	8,645	8,645	—	—	—
Short-term debt obligations
short-term bank loans	42,950	42,950	—	—	—
interest on short-term debt obligations (2)	1,501	1,501	—	—	—
guaranteed senior secured note	40,000	—	40,000	—	—
interest on guaranteed senior secured note(3)	8,320	6,240	2,080	—	—
Operating lease obligations	2,603	1,791	518	294	—
Non-cancellable construction contract obligations	277,882	277,882	—	—	—
Total	592,462	473,189	118,979	294	—

(1)	Our long-term bank loans, including current portion, bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans, including current portion, is calculated based on the current interest rate of each loan, ranging from 5.85% to 7.98% per annum, using the PBOC benchmark rate of 6.65% as of December 31, 2011.

(2)	Interest on short-term loans is calculated based on the interest rates for relevant loans, ranging from 3.50% to 6.65% per annum.

(3)	Interest on guaranteed senior secured note is calculated at a rate of 15.6% per annum.

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

During the first half of 2009, our pre-sales, selling price and gross floor sales all showed positive trends, leading us to project improved cash flows. Given the improved cash flows and customer demand, we made our first land parcel acquisition since 2007 on September 25, 2009 with the auction purchase of a parcel of land with an estimated 77,000 square meters GFA in Zhengzhou for a consideration of US$20.2 million. Subsequently, we acquired in the fourth quarter of 2009 four more parcels of land with an aggregate estimated GFA of 940,000 square meters in Zhengzhou, Jinan, and Xuzhou for an aggregate consideration of US$320.8 million. The aggregate land premium consideration for the five parcels was US$341.0 million. In the fourth quarter of 2011, we acquired two parcels of land with an aggregated estimated GFA of 326,000 square meters an aggregated consideration of US$125.4 million. As of December 31, 2011, we had made scheduled land premium payment of US$42.9 million. The remaining payments of US$29.4 million and US$13.5 million are scheduled for January 2012 and June 2012, respectively. As of December 31, 2011, we had sufficient cash on hand to make these remaining payments.

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

We believe our cash on hand, projected cash flow from operations, available construction loan borrowing capital, and potential access to capital markets, should be sufficient to meet our expected cash requirements, including our short-term debt obligations and non-cancellable construction contract obligations that are due on various dates through December 2012.

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

G.	Safe Harbor

See “FORWARD-LOOKING INFORMATION” at the beginning of this annual report.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position
Yong Zhang	48	Director, Chairman and Chief Executive Officer
Yuyan Yang	49	Director and Vice President
Thomas Gurnee	61	Director and Chief Financial Officer
Huai Chen	60	Director *
Yong Cui	37	Director
Yinfei Hao	62	Director and Executive Vice President of HR&Administration
Omer Ozden	44	Director*
Thomas Wertheimer	71	Director*

*	Indicates Independent Director

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

Omer Ozden was appointed as director on May 24, 2011. Mr. Omer Ozden is managing partner of Beijing Capital, a private equity fund focused on investing in China. From 2006 to 2010, he was with Baker McKenzie LLP where he was a Partner in the New York office’s corporate and public securities group. From 2000 to 2006, Mr. Ozden was an attorney at Morrison & Foerster LLP and Hodgson Russ LLP, and from 1996 to 2000, he co-founded and managed a business and legal consulting company, and a technology venture incubator in Beijing. Mr. Ozden has a Bachelor of Commerce majoring in Finance from the University of Toronto, completed the International Joint Law Degree program graduating concurrently with a Juris Doctor and LL.B from the University of Detroit Michigan and University of Windsor Ontario, and he studied Mandarin Chinese at National Taiwan Normal University. Mr. Ozden’s business address is 1901-1903 Winland International Finance Center, No. 7 Financial Street, Xicheng District, Beijing, PRC 100140.

Thomas Wertheimer was appointed as director of our company in December 2007. Mr. Wertheimer is a highly experienced former audit partner with PricewaterhouseCoopers, and is an expert in financial and accounting issues, including reporting to the SEC, executive compensation, foreign operations, hedging and derivatives. Mr. Wertheimer is a member of board of directors of two other public companies, Fiserv Inc. (NASDAQ: FISV) and Vishay Intertechnology, Inc. (NYSE: VSH). He was also a consultant to the Public Company Accounting Oversight Board (PCAOB). Mr. Wertheimer obtained his bachelor and master’s degrees in business administration from the University of Cincinnati. His business address is 28 Wicklow Drive, Hilton Head Island, SC 29928.

B.	Compensation

For the fiscal year ended December 31, 2011, we paid an aggregate compensation of US$2.3 million in cash to our executive officers, including all directors, and we paid an aggregate of US$0.2 million in compensation to our non-executive directors. As discussed above under “Item 4. Information on the Company – B. Business Overview – Employees”, we made contributions of US$1.8 million to employee benefit plans for the fiscal year ended December 31, 2011.

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

The following table summarizes, as of December 31, 2011, the outstanding options that we granted to our current directors, executive officers, and other individuals as a group under our 2007 equity incentive plan.

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Common Shares Underlying Restricted Share Awards Granted (1)	Grant Date	Date of Expiration
Yong Zhang	146,891	2.5		August 11, 2007	August 10, 2017
Yong Cui			38,890	August 11, 2007	August 10, 2017
Other employees and consultants(2) as a group	540,993	2.5	37,205	August 11, 2007	August 10, 2017

(1)	All restricted share awards were granted at purchase price of US$0.0001 per common share.

(2)	None of these employees and consultants is a director or executive officer of our company.

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

On May 24, 2011, under the 2007 Plan, the Company granted share options to purchase up to 100,000 common shares to an employee, at an exercise price of US$1.085 per share. These options have a weighted average grant date fair value of US$0.53 per option and a total expected compensation cost, net of expected forfeitures, of US$47,592. These options have vesting periods based on length of service of 36 months and will expire no later than May 24, 2021.

On November 8, 2011, under the 2007 Plan, the Company granted share options with performance conditions to purchase up to 1,000,000 common shares to an employee, at an exercise price of US$0.945 per share. These options have a weighted average grant date fair value of US$0.30 per option. Pursuant to the agreements, 1/3 of the options would vest 12 months, 24 months and 36 months after the grant date, respectively, with the condition that the performance criteria are met at each vesting date. These options will expire no later than November 8, 2021. The performance conditions were determined by the Board of Directors. For those awards, an evaluation will be made each quarter as to the likelihood of the performance criteria being met. Compensation expenses are then adjusted to reflect the number of shares expected to vest.

The following table summarizes, as of December 31, 2011, the outstanding options that we granted to our current directors and executive officers and to other individuals as a group under our 2007 long term incentive plan.

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Grant Date	Date of Expiration
Yong Zhang	473,493	7.00	November 5, 2007	December 4, 2017
	3,400,000	1.21	December 13, 2010	December 12, 2020
Yuyan Yang	134,956	7.00	November 5, 2007	December 4, 2017
	600,000	1.21	December 13, 2010	December 12, 2020
Thomas Gurnee	500,000	1.87	March 31, 2009	March 30, 2019
	600,000	1.21	December 13, 2010	December 12, 2020
Yinfei Hao	200,000	1.80	April 30, 2010	April 29, 2020
	600,000	1.21	December 13, 2010	December 12, 2020
Yong Cui	1,000,000	1.21	December 13, 2010	December 12, 2020
Thomas Wertheimer	100,000	1.21	December 13, 2010	December 12, 2020
Huai Chen	100,000	1.21	December 13, 2010	December 12, 2020
Omer Ozden	100,000	1.09	May 24, 2011	May 25, 2021

Other employees as a group(1)	202,117	7.00	November 5, 2007	December 4, 2017
	180,000	2.98	July 1, 2008	June 30, 2018
	500,000	1.21	December 13, 2010	December 12, 2020
	200,000	1.37	January 4, 2011	January 5, 2021
	1,000,000	0.95	November 8, 2011	November 9, 2021

(1)	None of these employees and consultants is a director or executive officer of our company.

C.	Board Practices

Our board of directors currently has eight directors.

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our register of members.

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

We had 482, 426 and 446 full time employees as of December 31, 2009, 2010 and 2011, respectively. See “Item 4. Information on the Company—B. Business Overview—Employees.” None of our employees is represented by a labor union. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2012, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our common shares; and

•	all of our directors and executive officers as a group.

	Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Yong Zhang(2)	58,912,473	40.4
Yuyan Yang(3)	58,912,473	40.4
Yong Cui	33,333	*
Thomas Wertheimer(4)	36,461	*
Thomas Gurnee(5)	989,500	0.7
Huai Chen(6)	33,333	*
Yinfei Hao(7)	448,572	0.3
Omer Ozden (8)	16,667	*
All directors and executive officers as a group(9)	60,223,706	41.3

Principal Shareholders:
Blue Ridge China Partners, L.P.(10)	27,505,867	17.9

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	Beneficial ownership includes voting or investment power with respect to the securities and, except as indicated below, each person named has sole voting and investment power with respect to the shares shown opposite his or her name. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of March 31, 2012. The percentage of beneficial ownership is based on 145,863,676 common shares outstanding as of March 31, 2012. In addition, for purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons had the right to acquire on or before March 31, 2012 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Includes 8,800,000 common shares owned by Yuyan Yang, Mr. Zhang’s spouse, 23,800 common shares represented by 11,900 ADS and 334,956 common shares from vested options held by Star World Finance Limited, a British Virgin Islands company wholly owned and controlled by Ms. Yang and 1,753,717 common shares from vested options, which are held by Shinning Gold Trading Limited, a British Virgin Islands company wholly owned and controlled by Mr. Zhang. Mr. Zhang and Ms. Yang are deemed to beneficial owners of each other’s shares.

(3)	Includes 48,000,000 common shares owned by Yong Zhang, Ms. Yang’s spouse, 1,753,717 common shares from vested, which are held by Shinning Gold Trading Limited, a British Virgin Islands company wholly owned and controlled by Mr. Zhang, and 23,800 common shares represented by 11,900 ADS and 334,956 common shares from vested options held by Star World Finance Limited, a British Virgin Islands company wholly owned and controlled by Ms. Yang. Mr. Zhang and Ms. Yang are deemed to beneficial owners of each other’s shares.

(4)	Includes 33,333 common shares issuable upon the exercise of options exercisable within 60 days.

(5)	Includes 800,000 common shares issuable upon the exercise of options exercisable within 60 days.

(6)	Represents 33,333 common shares issuable upon the exercise of options exercisable within 60 days.

(7)	Represents 448,572 common shares issuable upon the exercise of options exercisable within 60 days.

(8)	Represents 16,667 common shares, issuable upon the exercise of options exercisable within 60 days.

(9)	Includes 1,753,717 common shares issuable upon exercise of options exercisable within 60 days, which are held by Shinning Gold Trading Limited, a British Virgin Islands company wholly owned and controlled by Mr. Zhang, 334,956 common shares from vested options held by Star World Finance Limited, a British Virgin Islands company wholly owned and controlled by Ms. Yang, 33,333 common shares issuable upon exercise of options exercisable within 60 days, which are held by Mr. Wertheimer, 800,000 common shares issuable upon exercise of options exercisable within 60 days, which are held by Mr. Gurnee, 33,333 common shares issuable upon exercise of options exercisable within 60 days, which are held by Mr. Huai Chen, 448,572 common shares issuable upon exercise of options exercisable within 60 days, which are held by Ms. Hao and 16,667 common shares issuable upon exercise of options exercisable within 60 days, which are held by Mr. Ozden.

(10)	Based on information contained in a Schedule 13G filed with the SEC on February 14, 2012 Blue Ridge China Partners, L.P., reporting beneficial ownership as of December 31, 2011. The securities are beneficially owned by Blue Ridge China and by its general partner, Blue Ridge China Holdings, L.P., or BRCH, a Cayman Islands exempted limited partnership, and BRCH’s general partner, Blue Ridge Capital Offshore Holdings LLC, or BRCOH, a New York limited liability company. John A. Griffin is the sole managing member of BRCOH and in that capacity directs its operations and (through BRCOH and BRCH) has voting and investment control over Blue Ridge China. Blue Ridge China, BRCH, BRCOH, and Mr. Griffin may therefore all be deemed to beneficially own such securities. BRCH’s, BRCOH’s, and Mr. Griffin’s pecuniary interest in such securities is limited to its or his proportionate pecuniary interest in Blue Ridge China. The address of Blue Ridge China Partners, L.P. is c/o M&C Corporat Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

Item7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

There are two record holders in the U.S., including the depositary for our ADSs, holding, collectively, 58.2% our outstanding common shares, as of March 31, 2012.

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

Cash Advances

As of December 31, 2011, we recorded balances due from employees in the amount of US$0.02 million as compared to US$0.05 million for 2010, which mainly represented cash advances paid to employees for their traveling expenses.

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentives” for a description of share options and stock purchase rights we have granted to our directors, officers and other individuals as a group.

Consulting Agreements and other Agreements with Our Directors

We entered into a consulting agreement with a consulting company that is beneficially owned by Yong Cui, one of our directors, in April 2005. Under this agreement, the consulting company agreed to provide certain financial consulting services to us. This consulting agreement was renewed in December 2006, under which we had agreed to pay an annual fee of RMB 240,000. In February 2010, we renewed this consulting agreement, under which we agreed to pay an annual fee of RMB 500,000. This new agreement will expire in February 2013.

Effective October 2011 the Company and its board approved additional annual compensation of $571,000 for Mr. Cui Yong for expanded consulting services in the areas of strategic planning, and partnerships, project acquisitions, project financing, and new markets.

We entered into a business development advisory services agreement with Karmen Equities Limited, of which Omer Ozden is a minority shareholder in November 2011. The term of this agreement is six months with advisory fees amounting to $10,000 per month.

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

Dividend Policy

Under our secured note, we may only pay dividends if our net income or cash flow exceeds specified thresholds and certain other conditions are satisfied. Assuming these contractual arrangements are satisfied, any future payment of dividends will still be subject to our board of directors’ discretion and the form, frequency and amount of any dividend will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our common shares, if any, will be paid in U.S. dollars.

On June 20, 2011, all the conditions to pay dividends required by our secured note were satisfied and therefore, our Board of Directors approved and we paid a cash dividend of US$0.05 per common share, or US$0.10 per ADS. Any future payment of dividends will still be subject to our board of directors’ discretion and the form, frequency and amount of any dividend will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

	Trading Price
	High	Low
	US$	US$
Year	14.71	1.54
2008	7.65	2.43
2009	4.82	2.20
2010
2011
Quarter	4.82	3.31
First Quarter 2010	4.17	2.23
Second Quarter 2010	2.99	2.20
Third Quarter 2010	3.35	2.24
Fourth Quarter 2010	2.92	2.31
First Quarter 2011	2.53	2.11
Second Quarter 2011	2.56	1.68
Third Quarter 2011	1.97	1.70
Fourth Quarter 2011	2.60	1.79
First Quarter 2012	3.59	1.74
Second Quarter 2012 (through April 13, 2012)	3.95	2.91
Month
October 2011	1.95	1.70
November 2011	1.97	1.73
December 2011	1.93	1.73
January 2012	2.42	1.79
February 2012	2.60	2.35
March 2012	3.59	2.31
April 2012 (through April 13, 2012)	3.95	2.91

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

We have not entered into any material contracts in the year ended December 31, 2011 other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

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

People’s Republic of China Taxation

The PRC Corporate Income Tax Law, or the CIT Law, and the Implementation for the CIT Law issued by the PRC State Council, became effective as of January 1, 2008. The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for the CIT Law , a “de facto management body” is defined as a body that has material and overall management and control of the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. On April 22, 2009, the State Administration of Taxation issued the Notice on the Issues Regarding Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria , which was retroactively effective as of January 1, 2008. Under this notice, an overseas incorporated domestically controlled enterprise will be recognized as a PRC resident enterprise if it satisfies all of the following conditions: (i) the senior management responsible for daily production/ business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and shareholder meetings, etc, are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC. It is not clear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

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

Passive Foreign Investment Company

Based on the composition of our assets and income, we do not believe we were a PFIC in 2011 and do not expect to be a PFIC for U.S. federal income tax purposes with respect to our current taxable year or the foreseeable future. The determination of PFIC status is dependent upon the composition of all income and assets and, in addition, we must make a separate determination at the close of each taxable year as to whether we are a PFIC. Changes in the nature of our income, assets or activities, or a decrease in the share price of the common shares or ADSs, may cause us to be considered a PFIC in the current or any subsequent year. Accordingly, we cannot assure you that we were not a PFIC for the year ended December 31, 2011 or will not be a PFIC for the current taxable year ending December 31, 2012 or any future taxable years.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Foreign Exchange Risk

The Company and its subsidiaries are principally engaged in residential real estate development and the provision of property management services in the PRC. The functional currency of the Company’s PRC subsidiaries is Renminbi (“RMB”) while the reporting currency of the Company and its subsidiaries is the United States dollar (“US$”). We translate the operating results using the average exchange rate for the year and we translate the financial position at the year-end exchange rate. The PRC subsidiaries’ significant net asset position as of December 31, 2011 coupled with the fact that the RMB strengthened against the US$ during the year ended December 31, 2011, resulted in foreign exchange translation gains. The foreign currency translation gains recognized in the Company’s other comprehensive income amounted to $28.4 million for the year ended December 31, 2011.

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

The RMB is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 1, 2005, the PRC government changed its previous policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since July 21, 2005, this change in policy has resulted in an approximately 23.9% appreciation of the RMB against the U.S. dollar through December 31, 2011. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any appreciation of the RMB against the U.S. dollar or any other foreign currencies would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert foreign currencies into RMB for such purposes. Any significant depreciation in the exchange rates of the RMB against the U.S. dollar could adversely affect the value of any dividends paid by us, which would be funded by RMB but paid in U.S. dollars. There can be no assurance that any future movements in the exchange rate of the RMB against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition (including our ability to pay dividends). A significant depreciation in the RMB against major foreign currencies may have a material adverse impact on our results of operations, financial condition and share price because our reporting currency is U.S. dollars and our ADSs are expected to be quoted in U.S. dollars, whereas our revenues, costs and expenses are denominated in RMB.

We generated net foreign exchange gain of US$ 0.06 million in the year ended December 31, 2011, which represented the exchange difference arising from the translation of U.S. dollar-denominated long-term debt into RMB using the exchange rate effective at the balance sheet date. The exchange gain was recognized in the statement of operations for the year ended December 31, 2011.

Interest Rate Risk

The cost of financing is sensitive to fluctuations in interest rates. Our bank borrowings and the note bears interest at variable rates, and an increase in interest rates would increase our costs there under. Our net income is affected by changes in interest rates as a result of the impact such changes have on interest income from, and interest expense on, short-term deposits and other interest-bearing financial assets and liabilities. In addition, our sales are also sensitive to fluctuations in interest rates. An increase in interest rates would adversely affect our prospective purchasers’ ability to obtain financing and depress the overall housing demand. Higher interest rates, therefore, may adversely affect our revenues, gross profits and net income, and our ability to raise and service debt and to finance our developments.

Our indebtedness consists primarily of short-term and long-term bank borrowings and the note. As of December 31, 2011 we had US$42.9 million of short-term bank borrowings, all of which, except for US$25.0 million of loans from ICBC, are denominated in RMB and bear interest rates ranging from 3.50% per annum to 6.65% per annum, with a weighted average interest rate at such date of 5.03%. Interest on short-term loans ranges from 3.5% to 6.65% per annum. All current portion of long-term bank loans bear floating interest rates, which should be adjusted based on PBOC benchmark rates in the range of 95% to 120% in the following years. The PBOC regulates the interest rates of our Renminbi-denominated borrowings. The PBOC-published benchmark one-year lending rates in China, which directly affect the property mortgage rates offered by commercial banks in China, as at December 31, 2009, 2010, and 2011 were 5.31%, 5.81% and 6.56%, respectively. The note is denominated in U.S. dollars. The note bears interest at 15.6% per annum, which is payable on a semi-annual basis on April 15 and October 15 each year. As of December 31, 2011, the principal amount of our aggregate outstanding variable rate debt, including long-term bank loans, was US$227.6 million. A hypothetical 1% increase in annual interest rates would increase our interest cost by approximately US$2.3 million per year based on our debt level at December 31, 2011.

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

As of December 31, 2011, we had outstanding guarantees of mortgages in the principal amount of US$709.5 million. If a purchaser defaults on the payment of its mortgage during the term of the guarantee, the mortgage lending bank may require us to repay the outstanding amount under the loan plus any accrued interest. In this event, although we are able to retain the customer’s deposit and sell the property to recover any amounts paid by us to the bank, there can be no assurance that we would be able to sell the property at a price equal to or greater than the amount we paid on the defaulting purchaser’s outstanding loan amount and any accrued interest thereon.

As of December 31, 2011, our cash and cash equivalents totaled US$319.2 million and restricted cash totaled US$168.4 million, predominately deposited in accounts maintained with state-owned bank within the PRC. We have not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Inflation

Inflation has not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately -0.7%, 3.3% and 5.4%, in 2009, 2010 and 2011, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this annual report, we have not been materially affected by any inflation or deflation.

Item 12.	Description of Securities other than Equity Securities

A.	American Depositary Shares

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

The depositary may remit to us all or a portion of the depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the deposit agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2011, the depositary reimbursed us US$270,421 with respect to certain fees and expenses.

The table below sets forth the types of expenses that the depositary has agreed to reimburse and the amounts reimbursed in 2011.

Category of Expenses	Amount Reimbursed in the Year Ended December 31, 2011
Listing fees	$100,864
Investor relations marketing	122,493
Legal fees	47,064

Total	$270,421

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2011, there were no changes in our internal control over financial reporting that occurred during the period covered by the report for the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13(a)-15(f) and 15(d)-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reports and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financials.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework , our management concluded that, as of December 31, 2011, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Xinyuan Real Estate Co., Ltd.

We have audited Xinyuan Real Estate Co., Ltd.’s and subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Report of Management on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Xinyuan Real Estate Co, Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Xinyuan Real Estate Co., Ltd and its subsidiaries as of December 31, 2010 and 2011 and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011 of Xinyuan Real Estate Co., Ltd and its subsidiaries and our report dated April 16, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming
Beijing, People’s Republic of China

April 16, 2012

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

	For the Year Ended December 31,
	2009	2010	2011
Audit fees(1)	730,000	810,307	850,433
Audit-related fees(2)	323,167	121,412
Tax fees(3)	—	—	—
All Other fees	—	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public account firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” The total audit-related fees billed by our independent registered public accounting firm amounted to US$121,412 for the year ended December 31, 2010 and were related to the review procedures performed in January 2010 associated with the Company’s Registration Statement on Form F-3. Not included in the table above for the period ended December 31, 2010 was an additional US$454,890 paid to local accounting firms for audit-related services which were inadvertently included in the 2010 amounts previously disclosed in the Company’s 2010 annual report.

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

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

On May 24, 2011, our board of directors approved a share repurchase plan, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of up to US$10 million within twelve months. The share repurchase program permitted us to purchase shares from time to time on the open market at prevailing market prices, in negotiated transactions off the market and in block trades, in accordance with applicable securities laws and subject to restrictions regarding price, volume and timing.

As of the date of this annual report on Form 20-F, we have purchased 3,771,765 ADSs under this share repurchase plan.

The following table sets forth a summary of our repurchase of our ADSs made from May 16, 2011 to December 31, 2011.

Period	Total Number of ADSs Purchased (1)	Average Price Paid Per ADS	ADSs Purchase as Part of Publicly Announced Plans or Programs(1)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Programs
May 16 through May 31, 2011	—	—	—	—
June 1 through June 30, 2011	593,600	2.12	593,600	8,739,918
July 1 through July 31, 2011	—	—	—	—
August 1 through August 31, 2011	1,033,900	2.32	1,627,500	6,338,091
September 1 through September 30, 2011	764,000	2.30	2,391,500	4,583,323
October 1 through October 30, 2011	232,000	1.78	2,623,600	4,170,989
November 1 through November 30, 2011	545,500	1.84	3,169,000	3,168,817
December 1 through December 30, 2011	602,765	1.87	3,771,765	2,041,159
Total	3,771,765	2.11	3,771,765	2,041,159

(1)	On May 16, 2011, we announced that our board of directors had approved a share repurchase program, under which we may repurchase up to US$10 million worth of our issued and outstanding ADSs.

(2)	Our ADS to common share ratio is one ADS for two common shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Xinyuan Real Estate Co., Ltd. are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

1.2	Amendment to Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.5 from our Form 6-K (File No. 001-33863 ) filed with the SEC on December 10, 2009)

2.1	Deposit Agreement, dated as of December 11, 2007, among Xinyuan Real Estate Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and holders of American Depositary Shares (incorporated by reference to Exhibit 2.5 from Amendment No. 1. to our annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)

4.1	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.2	2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.3	Share exchange and assumption agreement, dated as of April 9, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd. and Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.4	Amended and Restated shareholders agreement, dated as of October 31, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd., Xinyuan Real Estate Co., Ltd. and, to the extent set forth herein, Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.5	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.6	Form of employment agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

Exhibit Number	Description of Document

4.7	Form of confidentiality and non-competition agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.11	Securities Purchase Agreement, dated as of April 15, 2010 between Xinyuan Real Estate, Ltd. and Forum Asian Realty Income II, L.P. (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010)

4.12	Note, dated as of April 15, 2010, issued by Xinyuan Real Estate Co., Ltd. in favor for Forum Asian Realty Income II, L.P. in the aggregate principal amount of US$40,000,000. (incorporated by reference to Exhibit 99.3 from our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010)

4.13	Warrant, dated as of April 15, 2010, to purchase up to 1,516,882 common shares of Xinyuan Real Estate Co., Ltd., issued to Forum Asian Realty Income II, L.P. (incorporated by reference to Exhibit 99.4 from our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010)

4.14	Registration Rights Agreement, dated as of April 15, 2010, between Xinyuan Real Estate Co., Ltd. and Forum Asian Realty Income II, L.P. (incorporated by reference to Exhibit 99.5 from our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010)

4.15	Collateral Agency Agreement, dated as of April 15, 2010, among The Bank of New York Trust Company (Cayman) Limited, The Bank of New York Mellon, Forum Asian Realty Income II, L.P. and Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 99.6 from our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010)

4.16	Equity Mortgage in Respect of Shares of Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited (collectively, the “Hong Kong Companies”), dated April 15, 2010, among Xinyuan Real Estate, Ltd., the Hong Kong Companies and The Bank of New York Mellon, as Collateral Agent. (incorporated by reference to Exhibit 99.7 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010)

4.17	First Equitable Mortgage in Respect of Shares of Xinyuan Real Estate, Ltd., dated April 15, 2010, among Xinyuan Real Estate, Co., Ltd., Xinyuan Real Estate, Ltd. and The Bank of New York Trust Company (Cayman) Limited, as Collateral Agent. (incorporated by reference to Exhibit 99.8 from our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010)

4.18	Debenture, dated April 15, 2010, among Xinyuan Real Estate, Co., Ltd., Xinyuan Real Estate, Ltd. and The Bank of New York Trust Company (Cayman) Limited, as Collateral Agent. (incorporated by reference to Exhibit 99.9 from our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010)

4.19	Debenture, dated April 15, 2010, among Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and The Bank of New York Mellon, as Collateral Agent. (incorporated by reference to Exhibit 99.10 from our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010)

4.20	Pledge and Security Agreement, dated as of April 15, 2010, by and between Xinyuan Real Estate, Ltd. and The Bank of New York Mellon, as Collateral Agent. (incorporated by reference to Exhibit 99.11 from our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010)

4.21	Equity Pledge Agreement, dated as of April 15, 2010, by and among Forum Asian Realty Income II, L.P., Xinyuan Real Estate, Ltd. and Xinyuan (China) Real Estate Co., Ltd. (incorporated by reference to Exhibit 99.12 from our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010)

Exhibit Number	Description of Document

8.1*	Subsidiaries of Xinyuan Real Estate Co., Ltd.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Ernst & Young Hua Ming

101	The following materials from Xinyuan Real Estate Co., Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2011 formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Consolidated Statement of Operations, (ii) the Condensed Consolidated Balance Sheet, (iii) the Condensed Consolidated Statement of Stockholders’ Equity, (iv) the Condensed Consolidated Statement of Cash Flows, and (v) Notes to the Condensed Consolidated Financial Statements. In accordance with Rule 406T of Regulation S-T, the XBRL related information shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be part of any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chairman and Chief Executive Officer

Date: April 16, 2012

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

1.2	Amendment to Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.5 from our Form 6-K (File No. 001-33863) filed with the SEC on December 10, 2009)

2.1	Deposit Agreement, dated as of December 11, 2007, among Xinyuan Real Estate Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and holders of American Depositary Shares (incorporated by reference to Exhibit 2.5 from Amendment No. 1. to our annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)

4.1	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.2	2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.3	Share exchange and assumption agreement, dated as of April 9, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd. and Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.4	Amended and Restated shareholders agreement, dated as of October 31, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd., Xinyuan Real Estate Co., Ltd. and, to the extent set forth herein, Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.5	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.6	Form of employment agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.7	Form of confidentiality and non-competition agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.11	Securities Purchase Agreement, dated as of April 15, 2010 between Xinyuan Real Estate, Ltd. and Forum Asian Realty Income II, L.P. (incorporated by reference to Exhibit 99.2 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010

4.12	Note, dated as of April 15, 2010, issued by Xinyuan Real Estate Co., Ltd. in favor for Forum Asian Realty Income II, L.P. in the aggregate principal amount of US$40,000,000. (incorporated by reference to Exhibit 99.3 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010

4.13	Warrant, dated as of April 15, 2010, to purchase up to 1,516,882 common shares of Xinyuan Real Estate Co., Ltd., issued to Forum Asian Realty Income II, L.P. (incorporated by reference to Exhibit 99.4 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010

Exhibit Number	Description of Document

4.14	Registration Rights Agreement, dated as of April 15, 2010, between Xinyuan Real Estate Co., Ltd. and Forum Asian Realty Income II, L.P. (incorporated by reference to Exhibit 99.5 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010

4.15	Collateral Agency Agreement, dated as of April 15, 2010, among The Bank of New York Trust Company (Cayman) Limited, The Bank of New York Mellon, Forum Asian Realty Income II, L.P. and Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 99.6 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010

4.16	Equity Mortgage in Respect of Shares of Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited (collectively, the “Hong Kong Companies”), dated April 15, 2010, among Xinyuan Real Estate, Ltd., the Hong Kong Companies and The Bank of New York Mellon, as Collateral Agent. (incorporated by reference to Exhibit 99.7 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010

4.17	First Equitable Mortgage in Respect of Shares of Xinyuan Real Estate, Ltd., dated April 15, 2010, among Xinyuan Real Estate, Co., Ltd., Xinyuan Real Estate, Ltd. and The Bank of New York Trust Company (Cayman) Limited, as Collateral Agent. (incorporated by reference to Exhibit 99.8 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010

4.18	Debenture, dated April 15, 2010, among Xinyuan Real Estate, Co., Ltd., Xinyuan Real Estate, Ltd. and The Bank of New York Trust Company (Cayman) Limited, as Collateral Agent. (incorporated by reference to Exhibit 99.9 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010

4.19	Debenture, dated April 15, 2010, among Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and The Bank of New York Mellon, as Collateral Agent. (incorporated by reference to Exhibit 99.10 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010

4.20	Pledge and Security Agreement, dated as of April 15, 2010, by and between Xinyuan Real Estate, Ltd. and The Bank of New York Mellon, as Collateral Agent. (incorporated by reference to Exhibit 99.11 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010

4.21	Equity Pledge Agreement, dated as of April 15, 2010, by and among Forum Asian Realty Income II, L.P., Xinyuan Real Estate, Ltd. and Xinyuan (China) Real Estate Co., Ltd. (incorporated by reference to Exhibit 99.12 form our Form 6-K (File No. 001-33863) filed with SEC on April 16, 2010

8.1*	Subsidiaries of Xinyuan Real Estate Co., Ltd.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

23.1*	Consent of Ernst & Young Hua Ming

101	The following materials from Xinyuan Real Estate Co., Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2011 formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Consolidated Statement of Operations, (ii) the Condensed Consolidated Balance Sheet, (iii) the Condensed Consolidated Statement of Stockholders’ Equity, (iv) the Condensed Consolidated Statement of Cash Flows, and (v) Notes to the Condensed Consolidated Financial Statements. In accordance with Rule 406T of Regulation S-T, the XBRL related information shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be part of any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

*	Filed with this Annual Report on Form 20-F

Xinyuan Real Estate Co., Ltd. and Subsidiaries

As of December 31, 2010 and 2011

For the years ended December 31, 2009, 2010 and 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Xinyuan Real Estate Co., Ltd.

We have audited the accompanying consolidated balance sheets of Xinyuan Real Estate Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xinyuan Real Estate Co., Ltd. and its subsidiaries at December 31, 2010 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Xinyuan Real Estate Co., Ltd.’s and its subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Beijing, People’s Republic of China

April 16, 2012

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2010 and 2011

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2010	December 31, 2011
		US$	US$

ASSETS

Current assets
Cash and cash equivalents		213,325,871	319,218,155
Restricted cash		82,305,057	168,384,344
Accounts receivable		3,510,683	20,805,939
Other receivables		6,462,138	13,351,674
Other deposits and prepayments		34,789,500	60,006,141
Advances to suppliers		21,933,342	13,578,649
Real estate property development completed	3	1,470,241	6,775,141
Real estate property under development	3	710,585,316	761,871,391
Due from employees	15	51,475	20,750
Other current assets		611,403	638,047

Total current assets		1,075,045,026	1,364,650,231

Real estate properties held for lease, net	4	19,875,971	18,526,504
Property and equipment, net	5	2,686,946	2,980,536
Other long-term investment	6	241,648	241,648
Deferred tax assets	12	1,924,929	1,306,930
Other assets		4,190,806	2,907,777

TOTAL ASSETS		1,103,965,326	1,390,613,626

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS – (continued)

As of December 31, 2010 and 2011

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2010	December 31, 2011
		US$	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable		150,669,651	235,911,354
Short-term bank loans	8	108,565,993	42,949,816
Customer deposits	11	22,788,928	69,523,639
Income tax payable		40,895,101	69,908,624
Deferred tax liabilities	12	18,731,090	22,175,358
Other payables and accrued liabilities	14	39,162,310	50,970,495
Payroll and welfare payable		4,538,564	7,017,967
Current portion of long-term bank loans and other debt	9,10	78,395,362	129,402,796

Total current liabilities		463,746,999	627,860,049

Long-term bank loans	9	70,213,164	73,481,566
Unrecognized tax benefits	12	13,152,596	13,824,326
Other long-term debt	10	38,687,613	39,708,981

Total liabilities		585,800,372	754,874,922

Commitments and contingencies	19	—	—

Shareholders’ equity
Common shares, US$0.0001 par value:
Authorized—500,000,000; shares issued and outstanding—145,863,676 shares for 2011 (2010: 153,185,548 shares)	16	15,319	15,341
Treasury shares	16	—	(7,958,841)
Additional paid-in capital		507,972,627	509,713,488
Statutory reserves		27,559,300	33,579,209
(Accumulated deficit)/Retained earnings		(69,198,063)	19,418,841
Accumulated other comprehensive income		51,448,320	79,859,172

Total Xinyuan Real Estate Co., Ltd shareholders’ equity		517,797,503	634,627,210

Non-controlling interest		367,451	1,111,494

Total equity		518,164,954	635,738,704

TOTAL LIABILITIES AND EQUITY		1,103,965,326	1,390,613,626

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2009, 2010 and 2011

(All amounts stated in US$, except for number of shares data)

		Year ended December 31
	Notes	2009	2010	2011
		US$	US$	US$
Revenue:
Real estate sales, net of sales taxes of US$25,839,457 in 2009, US$26,373,671 in 2010 and US$ 40,278,653 in 2011 respectively		441,337,677	438,791,962	673,381,593
Real estate lease income		320,458	180,891	2,834,080
Other revenue		7,326,359	10,998,992	11,292,523

Total revenue		448,984,494	449,971,845	687,508,196

Costs of revenue:
Cost of real estate sales		(351,436,057)	(325,706,756)	(477,140,798)
Cost of real estate lease income		(598,255)	(1,309,972)	(1,131,787)
Other costs		(7,704,968)	(7,435,828)	(9,504,214)

Total cost of revenue		(359,739,280)	(334,452,556)	(487,776,799)

Gross profit		89,245,214	115,519,289	199,731,397
Selling and distribution expenses		(11,443,008)	(10,724,040)	(16,208,559)
General and administrative expenses		(22,214,511)	(22,208,545)	(27,230,865)

Operating income		55,587,695	82,586,704	156,291,973
Interest income		2,387,985	2,218,156	5,293,920
Other (expenses)/income		(383,333)	2,381,037	—
Exchange gains		79,638	201,592	56,725
Share of income in an equity investee	7	4,402,098	226,579	—
Change in fair value of warrant liabilities		169,736	841,560	—

Income from operations before income taxes		62,243,819	88,455,628	161,642,618

Income taxes	12	(19,824,791)	(37,333,374)	(58,637,489)

Net income		42,419,028	51,122,254	103,005,129
Net loss/(income) attributable to non-controlling interest		—	17,957	(707,259)

Net income attributable to shareholders		42,419,028	51,140,211	102,297,870

Earnings per share:
Basic	17	0.28	0.34	0.68
Diluted	17	0.26	0.33	0.68

Shares used in computation:
Basic	17	151,252,815	152,577,960	151,314,945
Diluted	17	160,871,387	155,397,355	151,314,945

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2009, 2010 and 2011

(All amounts stated in US$, except for number of shares data)

	Year ended December 31
	2009	2010	2011
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	42,419,028	51,122,254	103,005,129
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,173,278	2,737,723	2,500,832
Stock-based compensation expenses	3,302,750	2,646,699	1,740,861
Deferred tax (benefit)/expense	(6,100,697)	10,594,874	5,892,472
Share of earnings in an equity interest	(4,402,098)	(226,579)	—
Remeasurement gain on pre-existing interest in an equity investee at acquisition-date fair value	—	(2,352,607)	—
Exchange gains	(79,638)	(201,592)	(56,725)
Changes in fair value of warrant liabilities	(169,736)	(841,560)	—

Changes in operating assets and liabilities:
Accounts receivable	(3,889,516)	5,860,928	(16,690,757)
Real estate property development completed	(3,609,037)	(4,095,668)	(4,033,497)
Real estate property under development	74,774,869	(122,656,772)	(16,555,831)
Advances to suppliers	(18,973,772)	(1,566,490)	9,238,112
Other receivables	11,949,517	4,295,664	(6,396,548)
Other deposits and prepayments	3,438,620	(8,492,221)	(22,520,849)
Other current assets	(685,046)	25,810,028	(348,252)
Other assets	1,052,211	109,076	1,356,305
Accounts payable	7,996,345	49,438,402	75,620,252
Customer deposits	(3,411,241)	11,346,685	44,438,747
Income tax payable	5,312,554	23,985,448	23,772,502
Other payables and accrued liabilities	12,833,400	4,550,058	9,658,015
Payroll and welfare payable	2,102,631	86,338	2,191,773
Amount due from employees	(48,488)	34,946	32,525
Accrued interest	(1,479,948)	(763,464)	(17,333)

Net cash provided by operating activities	124,505,986	51,422,170	212,827,733

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

	Year ended December 31
	2009	2010	2011
	US$	US$	US$
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of properties held for lease or property and equipment	(182,407)	144,955	—
Purchase of property and equipment	(353,113)	(981,194)	(1,164,086)
Acquisition of subsidiary, net of cash acquired	—	9,268,548	—

Net cash (used in)/provided by investing activities	(535,520)	8,432,309	(1,164,086)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common shares	399,110	15,188	22
Purchase of treasury shares	—	—	(7,958,841)
Dividends to shareholders	—	—	(7,661,057)
Increase of restricted cash	17,757,959	(39,926,219)	(79,841,815)
Repayments of short-term bank loans and current portion of long-term bank loans	(182,082,837)	(171,785,111)	(174,925,760)
Proceeds from short-term bank loans and current portion of long-term bank loans	67,196,093	147,455,302	106,619,872
Repayment of long-term bank loans	(45,279,898)	(59,573,808)	(24,860,148)
Proceeds from long-term bank loans	33,666,632	178,251,735	69,953,700
Proceeds from other long-term debt	—	10,000,000	—
Repayment of other long-term debt	—	(75,000,000)	—
Repayment from related parties	6,380,871	359,685	—

Net cash used in financing activities	(101,962,070)	(10,203,228)	(118,674,027)

NET INCREASE IN CASH AND CASH EQUIVALENTS	22,008,396	49,651,251	92,989,620

Effect of exchange rate changes on cash and cash equivalents	133,074	5,874,430	12,902,664
Cash and cash equivalents, at beginning of period	135,658,720	157,800,190	213,325,871

CASH AND CASH EQUIVALENTS, AT END OF PERIOD	157,800,190	213,325,871	319,218,155

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Incomes taxes paid	15,249,936	20,155,434	30,774,135
Total interest paid	20,982,330	24,563,386	23,429,225
SUPPLEMENTARY INFORMATION OF NON-CASH INVESTING ACTIVITES
Transfer of real estate held for lease to real estate property development completed	796,518	—	—
Non-cash repayment of other debt	—	30,000,000	—

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2009, 2010 and 2011

(All amounts stated in US$, except for number of shares data)

	Xinyuan Real Estate Co., Ltd Shareholders
	Number of Shares	Common Shares	Treasury Stock	Additional Paid-in Capital	Statutory Reserves	Comprehensive Income	Retained Earnings / (Accumulated Deficit)	Accumulated Other Comprehensive Earnings	Total	Non-controlling Interest	Total
		US$	US$	US$	US$	US$	US$	US$	US$	US$	US$

BALANCE AT DECEMBER 31, 2008	151,017,040	15,102	—	499,154,814	13,167,418	1,561,207	(148,365,420)	36,282,854	400,254,768	—	400,254,768

Exercise of share options	463,892	46	—	399,064	—	—	—	—	399,110	—	399,110
Foreign currency translation gain	—	—	—	—	—	372,375	—	372,375	372,375	—	372,375
Stock-based compensation expenses	—	—	—	3,466,916	—	—	—	—	3,466,916	—	3,466,916
Net income	—	—	—	—	—	42,419,028	42,419,028	—	42,419,028	—	42,419,028
Appropriation of statutory reserves	—	—	—	—	11,267,500	—	(11,267,500)	—	—	—	—

BALANCE AT DECEMBER 31, 2009	151,480,932	15,148	—	503,020,794	24,434,918	42,791,403	(117,213,892)	36,655,229	446,912,197	—	446,912,197

Exercise of share options	187,734	19	—	—	—	—	—	—	19	—	19
Conversion of Forum warrants (Note 10)	1,516,882	152	—	2,237,824	—	—	—	—	2,237,976	—	2,237,976
Jiantou Xinyuan United Real Estate Co., Ltd. as a result of the acquisition of subsidiary (Note 7)	—	—	—	—	—	—	—	—	—	385,408	385,408
Foreign currency translation gain	—	—		—	—	14,793,091	—	14,793,091	14,793,091	—	14,793,091
Stock-based compensation expenses	—	—	—	2,714,009	—	—	—	—	2,714,009	—	2,714,009
Net income/(loss)	—	—	—	—	—	51,140,211	51,140,211	—	51,140,211	(17,957)	51,122,254
Appropriation of statutory reserves	—	—	—	—	3,124,382	—	(3,124,382)	—	—	—	—

BALANCE AT DECEMBER 31, 2010	153,185,548	15,319	—	507,972,627	27,559,300	65,933,302	(69,198,063)	51,448,320	517,797,503	367,451	518,164,954

Exercise of share options	221,658	22		—	—	—	—	—	22	—	22
Treasury share repurchases (Note 16)	(7,543,530)	—	(7,958,841)	—	—	—	—	—	(7,958,841)	—	(7,958,841)
Foreign currency translation gain	—	—		—	—	28,447,636	—	28,410,852	28,410,852	36,784	28,447,636
Stock-based compensation expenses	—	—		1,740,861	—	—	—	—	1,740,861	—	1,740,861
Net income	—	—		—	—	102,297,870	102,297,870	—	102,297,870	707,259	103,005,129
Appropriation of statutory reserves	—	—		—	6,019,909	—	(6,019,909)	—	—	—	—
Dividends to shareholders							(7,661,057)		(7,661,057)	—	(7,661,057)

BALANCE AT DECEMBER 31, 2011	145,863,676	15,341	(7,958,841)	509,713,488	33,579,209	130,745,506	19,418,841	79,859,172	634,627,210	1,111,494	635,738,704

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2010 and 2011 and

For the years ended December 31, 2009, 2010 and 2011

(All amounts stated in US$, except for number of shares data)

1. Background information of business and organization

Xinyuan Real Estate Co. Ltd. (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in residential real estate development and the provision of property management services.

The Company’s subsidiaries as of December 31, 2011 are set out below:

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital RMB’000			Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:

Xinyuan International Property Investment Co., Ltd.	Cayman Islands October 6, 2011	US$	500	*	100%	Investment holding company

Xinyuan International (HK) Property Investment Co., Limited.	Hong Kong October 26, 2011	HK$	3,000	*	100%	Investment holding company

XIN Development Group International Inc.	United States November 10, 2011	US$	0	*	100%	Investment holding company

Xinyuan Real Estate, Ltd. (“Xinyuan”)	Cayman Islands January 27, 2006	US$	50,000	*	100%	Investment holding company

South Glory International Ltd.	Hong Kong January 17, 2001	HK$	10	*	100%	Investment holding company

Victory Good Development Ltd.	Hong Kong January 17, 2001	HK$	10	*	100%	Investment holding company
Elite Quest Holdings Ltd.	Hong Kong November 19, 2001	HK$	10	*	100%	Investment holding company
Xinyuan (China) Real Estate, Ltd. (“WFOE”)	The PRC April 10, 2006	US$	307,000	*	100%	Investment holding company
Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”)	The PRC May 19, 1997		200,000		100%	Real estate development
Henan Wanzhong Real Estate Co., Ltd.	The PRC February 6, 2005		10,000		100%	Real estate development
Qingdao Xinyuan Xiangrui Real Estate Co., Ltd.	The PRC February 9, 2006		10,000		100%	Real estate development
Shandong Xinyuan Real Estate Co., Ltd.	The PRC June 2, 2006		300,000		100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2010 and 2011 and

For the years ended December 31, 2009, 2010 and 2011

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital RMB’000	Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:

Xinyuan Property Service Co., Ltd.	The PRC December 28, 1998	50,000	100%	Providing property management services

Zhengzhou Mingyuan Landscape Engineering Co., Ltd.	The PRC February 17, 2004	2,000	100%	Landscaping engineering and management

Zhengzhou Xinyuan Computer Network Engineering Co., Ltd.	The PRC May 26, 2004	2,000	100%	Installation of intercom systems

Henan Wanzhuo Real Estate Co., Ltd.	The PRC December 14, 2011	20,000	100%	Real estate development

Suzhou Xinyuan Real Estate Development Co., Ltd.	The PRC November 24, 2006	200,000	100%	Real estate development

Anhui Xinyuan Real Estate Co., Ltd.	The PRC December 7, 2006	50,000	100%	Real estate development

Kunshan Xinyuan Real Estate Co., Ltd.	The PRC January 1, 2008	200,000	100%	Real estate development

Xinyuan Real Estate (Chengdu) Co., Ltd.	The PRC December 12, 2007	220,000	100%	Real estate development

Xuzhou Xinyuan Real Estate Co., Ltd.	The PRC November 09, 2009	50,000	100%	Real estate development

Henan Jiye Real Estate Co., Ltd.	The PRC November 15, 2009	50,000	100%	Real estate development

Beijing Xinyuan Wanzhong Real Estate Co., Ltd.	The PRC March 4, 2008	30,000	100%	Real estate development

Beijing Heju Construction Material Co. Ltd	The PRC January 16, 2009	30,000	100%	Real estate development

Xinyuan Renju (Beijing) Asset Management Co., Ltd	The PRC January 16, 2009	30,000	100%	Real estate development

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (“Jiantou Xinyuan”) **	The PRC June 13, 2005	10,000	100%	Real estate development

Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd ***	The PRC July 7, 2006	10,000	52%	Real estate development

*	Expressed in US$’000 or HK$’000
**	Acquired on November 1, 2010, which was a formerly 45% owned equity investee
***	Owned by Jiantou Xinyuan

Equity holdings remained unchanged throughout the year ended December 31, 2011.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

 2. Summary of significant accounting policies

(a) Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, and its subsidiaries (collectively, the “Group”). All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Group has control.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. Certain items reported in the prior year’s consolidated financial statements have been reclassified to conform to the current year’s presentation.

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

(c) Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, other deposits and prepayments, due from employees, other receivables, long-term investments, accounts payable, customer deposits, other payables, and borrowings. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other deposits and prepayments, due from employees, other receivables, accounts payable, customer deposits, other payables and accrued liabilities, and short-term bank borrowings approximate their fair value due to the short term maturities of these instruments. The Group is exposed to credit risk for financial assets and its maximum amount of loss in the event of non performance by the counterparty is the recorded amount. The Group generally does not require collateral for its financial assets or liabilities, except as disclosed in Note 8.

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

In accordance with ASC 820, the Company measures its warrant liability at fair value. The warrant liability is classified as Level 2 because it is valued using models utilizing market observable inputs.

During the year ended December 31, 2010, all outstanding warrants were exercised and the Company incurred a gain of US$841,560 resulting from the change in fair value. These gains are reported as a “change in fair value of warrant liability” in the accompanying consolidated statements of operations, as the warrants are not hedging instruments.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

	December 31, 2009	December 31, 2010	December 31, 2011

Year end RMB: US$ exchange rate	6.8282	6.6227	6.3009
Period average RMB: US$ exchange rate	6.8311	6.7704	6.4614

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(e) Cash and cash equivalents

The Group considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Group maintains bank accounts in the PRC and Hong Kong. The Group does not maintain any bank accounts in the United States. Vast majority of PRC bank balances are denominated in RMB. Hong Kong bank balances are denominated in U.S. dollars.

Cash includes cash on hand and demand deposits in accounts maintained with state-owned and private banks within the PRC and Hong Kong. Total cash in banks at December 31, 2011 amounted to US$319,218,155 (December 31, 2010: US$213,325,871), of which no deposits are covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

(f) Restricted cash

The Group is required to maintain certain deposits with banks that provide mortgage loans to the Group (see Note 8) and the Group’s customers in order to purchase residential units from the Group (see Note 11). These balances are subject to withdrawal restrictions and totaled US$49,627,126 as of December 31, 2011 (December 31, 2010: US$12,118,477). As of December 31, 2011, the Group held US$93,757,218 (December 31, 2010: US$70,186,580) in its restricted cash accounts, representing funds received from loans, which were designated to finance permitted project development expenditures that are subject to approval by the lender. As of December 31, 2011, the Group also held an equivalent of US$25,000,000 in RMB in its restricted cash accounts as security for its short-term loans (see Note 8). These restricted cash deposits are not covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

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

For the years ended December 31, 2009, 2010 and 2011, the Group had not recognized any impairment for real estate property under development.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Due to the restrictions of mortgages to second home buyers, the Group introduced seller-financed contract arrangements in the third quarter of 2011. Under these seller-financed contract arrangements, the buyer pays the purchase price for the residential unit in installment payments ranging from six months to two years with the final payment to be made 30 days prior to the delivery of the property. These contracts generally require a 10% down payment upon contract execution date, the second payment of 20% within 30 days, a third payment of 30% to 40% six months after the contract date, and the final 30% to 40% payment 30 days before delivery.

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

If any of the above criteria is not met, proceeds are accounted for as customer deposits until the criteria are met.

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

The effect of changes to total estimated contract cost or revenues, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under real estate property under development. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits. As of December 31, 2010 and December 31, 2011, the amounts received from customers in excess of revenues recognized were US$128.5 million and US$162.0 million, respectively.

Any losses incurred or forecast to occur on real estate transactions are recognized in the period in which the loss is first anticipated.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

 Real estate lease income is recognized on a straight-line basis over the terms of the tenancy agreements or the remaining life of the land use right. Depreciation cost and maintenance cost of the property are recorded as the cost of rental income.

Other revenue includes services ancillary to the Group’s real estate projects, including property management, landscaping and computer network engineering.

(i) Accounts receivable

Accounts receivable consists of balances due from customers for the sale of residential units including the billed installment payments related to the seller-financed contract (see Note 2(h)) in the PRC. In cases where the customers deposit more than 50% of the total purchase price, the Group may defer the remaining purchase price. These deferred balances are unsecured, bear no interest and are due within a year from the date of the sale.

Accounts receivable are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances become doubtful. As of December 31, 2010 and 2011, there was no allowance for doubtful debts.

(j) Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which the Group has business relationships.

Other receivables are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances becomes doubtful. As of December 31, 2010 and 2011, there was no allowance for doubtful debts.

(k) Advances to suppliers

Advances to suppliers consist of balances paid to contractors and vendors for services and materials that have not been provided or received and generally relate to the development and construction of residential units in the PRC. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the services and materials become doubtful. As of December 31, 2010 and 2011, there was no allowance for doubtful debts.

(l) Customer deposits

Customer deposits consist of amounts received from customers relating to the sale of residential units in the PRC. In the PRC, customers will generally obtain financing for the purchase of their residential unit prior to the completion of the project. The lending institution will provide the funding to the Group upon the completion of the financing rather than the completion of the project. The Group receives these funds and recognizes them as a current liability until the revenue can be recognized.

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

Where the Group has no significant influence, the investment is classified as other long-term investment and is carried under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible. The Group periodically evaluates the carrying value of its investment under the cost method and any decline in value is included in impairment of cost of the investment.

As of December 31, 2010 and 2011, the Group had no investments under equity method of accounting. As of December 31, 2010 and 2011, the Group only has a 1.85% equity interest in a company in PRC that specializes in the real estate industry. The Group does not exercise significant influence over this investment and therefore, the Group accounts for the investment under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible.

(q) Capitalized interest

The Group capitalizes interest as a component of building construction costs in accordance with ASC 835, “Interest” (“ASC 835”).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

As a result of the total interest costs capitalized during the period, the interest expense for the years ended December 31, 2009, 2010 and 2011, was as follows:

	2009	2010	2011
	US$	US$	US$
Accretion of discount from embedded derivative on Convertible Subordinated Notes	515,664	1,045,763	—
Accretion of discount arising from embedded derivative on Senior Floating Rate Notes	1,214,301	302,743	—
Amortization of issuance cost related to other long term debt	1,445,191	1,044,284	319,779
Accretion of discount arising from warrants on Senior Floating Rate Notes	2,487,069	620,064	—
Accretion of discount arising from warrants on Guaranteed Senior Secured Note	—	730,348	1,021,368
Put option contingency expenses	5,000,000	—	—
Interest on borrowings	24,137,852	26,444,942	25,174,427

Total interest costs	34,800,077	30,188,144	26,515,574
Less: total interest costs capitalized	(34,800,077)	(30,188,144)	(26,515,574)

Interest expense, net	—	—	—

(r) Retirement benefits

Regulations in the PRC require the Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in the PRC, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the years ended December 31, 2009, 2010 and 2011, the level of contribution to these funds for each employee was determined at 41% of their average salary determined by the Social Welfare Bureau. For the year ended December 31, 2011, the Group recorded expense in the amount of US$1,783,144 (2010: US$1,397,426; 2009: US$935,791)

(s) Distribution of earnings and reserve fund

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

(v) Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Group’s only components of comprehensive income during the years ended December 31, 2009, 2010 and 2011 were net income and the foreign currency translation adjustment.

(w) Advertising and promotion expenses

Advertising and promotion costs are expensed as incurred, or the first time the activity takes place, in accordance with ASC 720-35, “Advertising Costs”. For the year ended December 31, 2011, the Group recorded advertising and promotion expenses of US$13,767,135 (2009: US$8,696,895; 2010: US$9,117,423)

(x) Leases

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

The Group has no capital leases for any of the periods stated herein. For the year ended December 31, 2011, the Group recorded lease expenses of US$2,148,169 (2010: US$1,653,781; 2009: US$1,778,052)

(y) Property warranty

The Company and its subsidiaries provide customers with warranties which cover major defects of building structure and certain fittings and facilities of properties sold as stipulated in the relevant sales contracts. The warranty period varies from two months to three years, depending on different property components the warranty covers.

The Group regularly estimates potential costs for materials and labor with regard to warranty-type claims expected to be incurred subsequent to the delivery of a property. Reserves are determined based on historical data and trends with respect to similar property types and geographical areas. The Group regularly monitors the warranty reserve and makes adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Group may seek recourse against its contractors or any related third parties if it can be demonstrated they are at fault. In addition, the Group withholds up to 5% of the contract cost from sub-contractors for periods of 2 to 5 years. These amounts are included in current liabilities, and are only paid to the extent that there has been no warranty claim against the Group relating to the work performed or materials supplied by the subcontractors. For the years ended December 31, 2009, 2010 and 2011, the Group had not recognized any warranty liability or incurred any warranty costs in excess of the amount retained from subcontractors.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

(aa) Treasury Shares

The Company accounted for those shares repurchase as Treasury Shares at cost in accordance to ASC Subtopic 505-30 (“ASC 505-30”), Treasury Shares, and is shown separately in the Shareholders’ Equity as the Company has not yet decided on the ultimate disposition of those ADSs acquired. When the Company decides to retire the treasury shares, the difference between the original issuance price and the repurchase price is debited into retained earnings.

On May 26, 2011, the Board of Directors unanimously authorized management to repurchase up to US$10 million of the Company’s ADSs (“Share Repurchase Plan”) within 12 months of the approval date. The Board of Directors also agreed to review the Company’s share repurchase program periodically, and to adjust the amount authorized for repurchase as necessary. During 2011, the Company has repurchased 3,771,765ADSs (7,543,530 common shares) under this plan for a consideration of US$8.0 million.

(ab) Convertible subordinated notes

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

On April 15, 2010, upon mutual agreement with the holder of the Convertible Notes, the holder exercised its option to demand that the Company repurchase the Convertible Notes, for cash, at a repurchase price of 120% of the principal amount, plus accrued and unpaid interest. As such, the Company paid in full the outstanding principal amount of, and accrued and unpaid interest on, the Convertible Notes. The remaining 20% principal amount, which was accrued for as put option contingency expense as of December 31, 2009 amounting to US$5.0 million was also paid to the holder pursuant to the mutual agreement (see Note 10).

(ac) Senior Floating Rate Notes and Warrants

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Given that the FRNs were debt in their legal form, they were classified as other long-term debt. According to ASC 815-40-25, “Contracts in Equity’s Own Equity” (“ASC 815-40-25”), the portion of the proceeds of debt securities issued with detachable stock purchase warrants that is allocable to the warrants were accounted for as a derivative liability associated with other long-term debt. The allocation is based on the relative fair value of the two securities at time of issuance. Any resulting discount or premium on the debt securities was accounted for as such.

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

FRN Warrants

One FRN with par value of US$100,000 attached with one warrant was called one unit, and one unit was issued at the price of US$100,000. Therefore, a total of 750 units were issued. Upon issuance, the FRN Warrants were immediately separable and detachable. Each FRN Warrant entitled the holder to purchase 7,142 common shares at US$5.60 per share.

The FRN Warrants were initially recorded as a derivative liability associated with long-term debt at a fair value of US$7,359,000 and expired in April 2010 (December 31, 2009: US$264). The fair value was determined by utilizing the Black-Scholes model. The proceeds, net of the portion allocated to the warrants, were allocated to the FRNs, which was accreted to its face amount at maturity using the effective interest method. The accretion amount was recognized as interest expense.

(ad) Guaranteed Senior Secured Note and Warrants

On April 15, 2010, the Company entered into a Securities Purchase Agreement (the “Forum agreement”) with Forum Asian Realty Income II, L.P. (the “Forum”), pursuant to which the Company agreed to issue to Forum: (i) a guaranteed senior secured note in the aggregate principal amount of US$40,000,000 due April 15, 2013 (the “Secured Note”) and (ii) warrants to purchase up to 1,516,882 common shares of the Company (the “Forum Warrants”) (see Note 10).

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

The Forum Warrants were initially recorded as a derivative liability associated with long-term debt at a fair value of US$3,049,509. The fair value was determined by utilizing the Black-Scholes model. The proceeds, net of the portion allocated to the warrants, were allocated to the Secured Note, which were accreted to its face amount at maturity using the effective interest method. The accretion amount was recognized as interest expense.

On May 12, 2010, Forum exercised the warrants to purchase 1,512,882 common shares at the price of US$0.01 per share (see Note 10).

(ae) Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the life of the loan to which they relate using the effective interest method.

(af) Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2011, nine real estate development projects (Chengdu Xinyuan Splendid I, Chengdu Xinyuan Splendid II, Suzhou International City Garden, Shandong International City Garden, Kunshan International City Garden, Henan Colorful Garden, Henan Modern City, Xuzhou Colorful Garden, Zhengzhou Yipin Xiangshan), which recognized gross profits in 2010, had changes in their estimated gross profit margins. As of December 31, 2011, each of these projects has a percentage of completion at 68% or more. As the gross floor area sales and the selling price showed a rising trend during the year ended December 31, 2011, the Company revised upwards its prior estimates related to selling prices and total estimated sales values, which lead to a decrease of the percentage sold and thus a decrease in the recognized costs. As a result of the changes in gross profit, net income and basic and diluted earnings per share increased by US$11.2 million (2010:US$11.7 million), US$8.4 million (2010: US$9.7 million), US$0.06 per share (2010: US$0.06 per share) and US$0.06 per share (2010: US$0.06 per share), respectively, for the year ended December 31, 2011.

In the third quarter of 2010, the Company found that certain of its contracted buyers for the Kunshan International City Garden project were not able to secure mortgages at terms and amounts foreseen at the time of contract execution, resulting from the government issued new mandates on housing policy affecting the availability of mortgage financing in 2010. As a result, the Company reversed contracted sales amounts of US$42.8 million related to sales contracts of 348 apartments when determining revenue to be recognized under the percentage of completion method (see Note 2h for further detail). The Company took the position that contracts that were not clearly executable under prevailing government policies were not recognized as revenue under the percentage of completion method. The reversals, which represented 12.0% of all contract sales from inception through December 31, 2010 for Kunshan, reduced revenue by US$31.5 million under the percentage of completion method for the year ended December 31, 2010. As a result of the change, net income and basic and diluted earnings per share decreased by US$5.5 million, US$0.04 per share and US$0.04 per share, respectively, for the year ended December 31, 2010. For the year ended December 31, 2011, the Company reversed contracted sales amounts of US$4.0 million related to sales contracts of 28 apartments, which reduced revenue byUS$3.6 million. In all of other projects throughout China, where over 90% of buyers are owner occupiers and not investors, there is no significant mortgage availability problem and, thus, no reversals have been recorded.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

(ag) Share-based compensation

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

(ah) Recent accounting pronouncements

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amends the fair value measurement and disclosure guidance in ASC 820, Fair Value Measurement, to converge U.S. GAAP and International Financial Reporting Standards requirements for measuring amounts at fair value as well as disclosures about these measurements. Many of the amendments in ASU 2011-04 clarify existing concepts and are generally not expected to result in significant changes to how many entities currently apply the fair value principles. In certain instances, however, the FASB changed a principle to achieve convergence, and while limited, these amendments have the potential to significantly change practice for some entities. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. The Group does not expect that the adoption of ASU 2011-04 will have a material impact to the Group’s consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. In December 2011, the FASB issued ASU 2011- 12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”). ASU 2011-12 defers the requirement in ASU 2011-05 that entities present reclassification adjustments for each component of accumulated other comprehensive income (“AOCI”) in both net income and other comprehensive income on the face of the financial statements. ASU 2011-12 requires entities to continue to present amounts reclassified out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The effective date of ASU 2011-12 is consistent with ASU 2011-05, which is effective for fiscal years and interim periods beginning after December 15, 2011 for public entities. The Group does not expect that the adoption of both ASU 2011-05 and ASU 2011-12 will have a material impact to the Group’s consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350) Testing Goodwill for Impairment. The guidance is intended to simplify how entities, both public and non-public, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for non-public entities, have not yet been made available for issuance. The Group does not expect that the adoption of ASU 2011-08 will have a material impact on the Group’s consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

3. Real estate property development completed and under development

The following summarizes the components of real estate property completed and under development at December 31, 2010 and 2011:

	December 31, 2010	December 31, 2011
	US$	US$
Development completed:
Zhengzhou Xinyuan Splendid 1A	226,091	101,009
Zhengzhou Xinyuan Splendid 3A3B3C	52,642	—
Zhengzhou Commercial Plaza	10,061	10,574
Suzhou Lake Splendid	440,071	363,548
Suzhou Colorful Garden	384,353	401,592
Jinan City Family	31,233	—
Hefei Wangjiang Garden	325,790	290,699
Zhengzhou Xinyuan Colorful Garden	—	4,929,264
Jinan International City Garden	—	678,455
Real estate property development completed	1,470,241	6,775,141

Under development:
Current:
Suzhou International City Garden	135,511,818	119,484,041
Xuzhou Colorful Garden	46,241,852	38,471,017
Zhengzhou Xinyuan Colorful Garden	46,646,119	—
Zhengzhou Modern City	81,727,603	60,299,157
Zhengzhou Century East A	23,851,265	36,226,170
Zhengzhou Century East B	64,158,671	104,832,456
Zhengzhou Royal Place	78,163,709	103,516,481
Jinan International City Garden	5,220,378	—
Jinan Xinyuan Splendid	204,066,031	302,470,861
Kunshan International City Garden	162,449,821	126,205,482
Chengdu Xinyuan Splendid I	68,528,161	29,109,213
Chengdu Xinyuan Splendid II	94,017,899	92,164,170
Zhengzhou Yipin Xiangshan I	14,491,672	4,487,385
Zhengzhou Yipin Xiangshan II	53,934,244	96,222,612
Xuzhou New land	—	38,415,147
Zhengzhou New Land	—	92,486,788
	1,079,009,243	1,244,390,980
Profit recognized	142,628,524	239,583,913
Less: progress billings (see Note 11)	(511,052,451)	(722,103,502)
Real estate property under development—current	710,585,316	761,871,391

Real estate property under development—non-current	—	—

Total real estate property under development	710,585,316	761,871,391

Total real estate property development completed and under development	712,055,557	768,646,532

As of December 31, 2011, land use rights included in the real estate properties under development totaled US$558,104,645 (2010: US$590,215,527).

As of December 31, 2011, real estate properties under development with an aggregate net book value of US$265,921,670 (2010: US$ 397,692,383) were pledged as collateral for certain bank loans.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

4. Real estate properties held for lease, net

	December 31, 2010	December 31, 2011
	US$	US$
Elementary schools	3,220,565	3,385,046
Basement Parking	1,828,580	1,921,969
Kindergartens	3,554,399	3,555,371
Parking facilities	11,389,501	11,970,594
Clubhouses	3,901,167	3,125,133

Total costs	23,894,212	23,958,113

Accumulated depreciation	(4,018,241)	(5,431,609)

Real estate properties held for lease, net	19,875,971	18,526,504

Depreciation expense for year ended December 31, 2011 amounted to US$1,285,497 (2009: US$498,356; 2010: US$1,218,126).

As of December 31, 2010 and 2011, no real estate properties held for lease were pledged as collateral for certain bank loans.

As of December 31, 2011, minimum future rental income on non-cancellable leases, in aggregate and for each of the five succeeding fiscal years and thereafter, is as follows:

Amount
Year	US$
2012	1,017,279
2013	1,023,628
2014	1,026,802
2015	1,028,323
2016	1,005,117
Thereafter	29,065,596

Total	34,166,745

5. Property and equipment, net

Property and equipment consisted of the following:

	December 31, 2010	December 31, 2011
	US$	US$
Buildings and improvements	636,749	1,126,014
Vehicles	2,145,381	3,205,983
Furniture and fixtures	2,898,854	2,720,664

Total	5,680,984	7,052,661

Accumulated depreciation	(2,994,038)	(4,072,125)

Property and equipment, net	2,686,946	2,980,536

Depreciation expense for the year ended December 31, 2011 amounted to US$888,314 (2009: US$801,553; 2010: US$1,138,887).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

6. Other long-term investment

As of December 31, 2010 and 2011, the other long-term investment that was accounted for at cost consisted of the following:

Investee	Initial Cost	Ownership	December 31, 2010	December 31, 2011
	US$		US$	US$
Henan Lianhe Real Estate Co., Ltd.	241,648	1.85%	241,648	241,648

For the years ended December 31, 2009, 2010 and 2011 the Group recognized no investment profit or loss. As of December 31, 2010 and 2011, management noted no indicators of impairment related to this investment.

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

The acquisition was completed on November 1, 2010 and the purchase price was US$4.4 million (RMB29.2 million) in cash on the date of acquisition. As the Company formerly own 45% equity interest of Jiantou Xinyuan, Jiantou Xinyuan had been accounted for as an equity method until November 1, 2010, the date Jiantou Xinyuan became a wholly-owned subsidiary. The results of Jiantou Xinyuan have been included in the Company’s consolidated financial statements since November 1, 2010.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition on November 1, 2010.

US$

Total purchase price	4,362,647
Fair value of 48% non-controlling interest of Jiantou Xinyuan United Real Estate Co., Ltd.	382,008
Fair value of 45% equity interests of Xinyuan Jiantou owned by the Company	3,569,438
Debt assumed	13,904,255
Total purchase consideration	22,218,348

Net identifiable assets acquired:
Cash and cash equivalents	13,744,581
Trade accounts receivables	1,634,674
Real estate property development completed	708,388
Real estate property under development	66,888,076
Other currents assets	11,239,770
Other assets	184,736
Current liabilities	(67,393,903)
Deferred tax liabilities	(4,787,974)
Net assets acquired	22,218,348

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Jiantou Xinyuan owns a 52% equity interest in Jiantou Xinyuan United Real Estate Co., Ltd. and the remaining 48% equity interest belongs to one third party.

There was no project under construction or for sale, or any land in possession of Jiantou Xinyuan United Real Estate Co., Ltd., the fair value of Jiantou Xinyuan United Real Estate Co., Ltd. approximated the net book value of assets. As a result, the fair value of the non-controlling interest was the Company’s proportionate share of the net book assets of Jiantou Xinyuan United Real Estate Co., Ltd. as of the acquisition date. The fair value of 45% equity interest of Jiantou Xinyuan owned by the Company was derived from the total purchase price of Jiantou Xinyuan’s 55% equity interest. The fair values of the real estate properties were determined with the assistant of an independent value. The fair value was determined based on an independent valuation using the market value approach, based on current market transactions and other market data.

As part of the purchase of Jiantou Xinyuan, the Company recognized a gain on the remeasurement of its previously held 45% interest in Jiantou Xinyuan amounting to US$2.4 million, reported as “other income” in the Statements of Operations for the year ended December 31, 2010.

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

	Year Ended December 31, 2009	Year Ended December 31, 2010
	US$ (unaudited)	US$ (unaudited)
Revenue	539,521,141	496,133,731
Cost of revenue	415,989,008	371,259,719
Gross profit	123,532,133	124,874,012
Operating expenses	37,617,411	35,006,046
Net income (loss)	51,173,363	47,057,512
Earnings per diluted shares	0.31	0.31

Jiantou Xinyuan was a 45% equity investee through November 1, 2010 at which time Henan Xinyuan acquired the remaining 55% equity interest making Jiantou Xinyuan a 100% owned subsidiary of Xinyuan. At December 31, 2009, the carrying value of the investment in the equity of Jiantou Xinyuan as US$868,084 with an initial cost of US$569,296.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

For the year ended December 31, 2009, the investee recognized earnings of US$9,786,450. The Group’s share of the income of the equity investee was US$ 4,402,098. For the period from January 1, 2010 to November 1, 2010, the investee recognized losses of US$336,010. The Group’s share of the income of the equity investee was US$226,579 in 2010. No dividends were declared in 2010 and 2011.

Jiantou Xinyuan developed one project which is excluded from the Group’s interest. Losses from this project included in the amounts above were US$nil in 2011 (2009 losses: US$ nil; 2010 losses: US$651,594).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

8. Short-term bank loans

Short term bank loans represent amounts due to various banks and are due on the dates indicated below. These loans generally can be renewed with the banks. Short term bank loans at December 31, 2010 and 2011 consisted of the following:

	December 31,	December 31,
	2010	2011
	US$	US$

Loan from China Agriculture Bank
Due July 13, 2011, at 5.40% per annum	2,868,921	—
Due June 1, 2011, at 5.31% per annum	7,549,791	—
Due December 20, 2011, at 5.40% per annum	7,549,791	—
Due July 5, 2012, at 6.56% per annum	—	6,348,299
Due July 13, 2012, at 6.56% per annum	—	809,408
	17,968,503	7,157,707

Loan from Bank of Jiangsu
Due December 24, 2012, at 6.65% per annum (2010: 5.40%)*	15,099,582	10,792,109
	15,099,582	10,792,109

Loan from Zhongrong International Trust Co., Ltd	37,748,954	—
Due April 16, 2011, at 5.61% per annum	37,748,954	—
Due April 21, 2011, at 5.61% per annum	75,497,908	—

Loan from ICBC	—	15,000,000
Due May 18, 2012, at 3.00% plus LIBOR**	—	10,000,000
Due September 28, 2012, at 3.50% plus LIBOR**	—	25,000,000

Total short-term bank loans	108,565,993	42,949,816

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

* Pursuant to the loan contract with Bank of Jiangsu, the Group has an obligation to repay the loan on demand if required by the Bank. Therefore, the loan from Bank of Jiangsu has been classified as short-term as of December 31, 2010.

**Pursuant to the loan contract with ICBC, these two short-term loans from ICBC, amounting to US$15.0 million and US$10.0 million, respectively, are denominated in US$ and are secured by the deposits of the equivalent amounts denominated in RMB. Such deposits are classified as restricted cash on the consolidated balance sheet as of December 31, 2011.

As of December 31, 2011, except for the two US$ denominated loans from ICBC amounting to US$15.0 million and US$10.0 million, respectively, all of the Group’s short term bank loans are denominated in RMB and are mainly secured by the Group’s real estate properties under development with net book value of US$40,725,321 (December 31, 2010: US$96,411,414).

The weighted average interest rate on short-term bank loans as of December 31, 2011 was 5.03% (December 31, 2010: 5.54%).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

9. Long-term bank loans

Long-term bank loans as of December 31, 2010 and 2011 consisted of the following:

	December 31, 2010	December 31, 2011
	US$	US$
Loan from ICBC
Due November 2, 2013 at 6.65% per annum (2010: 5.60%)	7,549,791	7,935,374
Due October 18, 2013 at 6.40% per annum	—	39,676,872
Due November 1, 2013 at 7.98% per annum	—	28,567,348
	7,549,791	76,179,594
Loan from China Agriculture Bank
Due March 2, 2012, at 5.40% per annum	19,629,456	—
Due June 1, 2012, at 5.40% per annum	10,569,707	—
Due February 10, 2013, at 6.32% per annum (2010: 5.13%)	41,976,836	158,708
Due February 10, 2013, at 6.32% per annum (2010: 5.32%)	29,293,189	30,789,252
Due February 10, 2013 at 6.32% per annum	—	3,174,150
Due February 10, 2013 at 6.65% per annum	—	1,269,660
Due April 23, 2013, at 6.32% per annum (2010: 5.13%)	12,683,648	13,331,429
Due May 5, 2013, at 6.65% per annum (2010: 5.60%)	15,099,582	12,855,306
Due May 19, 2013, at 6.32% per annum (2010: 5.13%)	11,475,684	12,061,769
	140,728,102	73,640,274

Loan from Guangdong Development Bank
Due January 19, 2013, at 5.85% per annum	—	12,696,599
Due January 24, 2013, at 6.65% per annum	—	2,539,320
Due June 28, 2013, at 7.32% per annum	—	7,935,374
Due June 30, 2013, at 7.32% per annum	—	2,698,027
	—	25,869,320

Loan from Bank of China
Due May 26, 2013, at 7.65% per annum	—	21,425,511
	—	21,425,511

Loan from Bank of Communications
Due March 1, 2013, at 6.65% per annum	—	5,456,363
	—	5,456,363

Total	148,277,893	202,571,062

Less: current portion of long term bank loans*	(78,064,729)	(129,089,496)

Total long-term bank loans	70,213,164	73,481,566

* Pursuant to the loan contracts, the Group has an obligation to repay the loan in advance if certain sales ratios on real estate property under development that the loan is funding are achieved. Therefore, these loans have been classified as current portion of long-term bank loans as of December 31, 2010 and 2011.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

As of December 31, 2011, the contractual maturities of all long term loans were due in 2013. There are no loans with contractual maturities extending past December 31, 2013.

As of December 31, 2011, the Group’s long term bank loans are all denominated in RMB and are mainly secured by the Group’s real estate properties under development with net book value of US$225,196,349 (December 31, 2010: US$301,280,969).

The interest rates of these bank loans are adjustable based on the range of 95% to 120% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of December 31, 2011 was 6.78% (December 31, 2010: 5.29%).

10. Other long-term debt

As of December 31, 2010 and 2011, other long term debt consisted of the following:

	December 31, 2010	December 31, 2011
	US$	US$
Guaranteed senior secured note due in April 15, 2013 at 15.6%	40,000,000	40,000,000

Total principal of other long-term debt	40,000,000	40,000,000
Less: Unaccreted discount from embedded derivative and warrants	(2,333,754)	(1,312,386)
Accrued interest	1,352,000	1,334,667

Total	39,018,246	40,022,281
Less: current portion	(330,633)	(313,300)

Total other long-term debt	38,687,613	39,708,981

Convertible Subordinated Notes

On April 13, 2007, the Company issued the Convertible Notes with an aggregate principal amount of US$25 million bearing a 2% interest rate and due on April 15, 2012. On April 15, 2010, the Company paid in full the outstanding principal amount of, and accrued and unpaid interest on, the Convertible Notes. The put option interest related to the Convertible Notes of about US$5.0 million was also paid to the bondholder pursuant to mutual agreement.

The holder had the right, at such holder’s option at any time prior to April 9, 2012 (the “Conversion Period”), to convert the principal amount of the Convertible Notes, or any portion of such principal amount which is a multiple of US$100,000, into fully paid and non-assessable common shares (as such shares shall then be constituted) at the conversion price in effect at such time. The holder of the Convertible Notes also had the right, at such holder’s option, on June 15, 2010 to demand that the Company repurchase the Convertible Notes, for cash, at a repurchase price of 120% of the principal amount, plus accrued and unpaid interest, unless the Company had called the notes for redemption due to a change in tax law or regulations. In the event of a change in tax law, regulations or official interpretations thereof that would require the Company to pay additional amounts as specified in the indenture, the Company had the right, at its option, at any time prior to October 15, 2010 to repurchase the Convertible Notes for cash at a repurchase price of 100% of the principal amount, plus accrued and unpaid interest or any such additional amounts. The holder had a right, at its option, to demand that the Company repurchase the Convertible Notes for cash at a repurchase price of 100% of the principal amount, plus accrued and unpaid interest, upon the termination of the listing of the common shares on US national stock exchange or a fundamental change, including a merger, tender offer, or exchange offer, as a result of which the common shares represented the right to acquire, were converted into, or exchanged for any consideration or assets other than securities traded on a US national stock exchange.

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

The conversion price was set such that each US$100,000 principal amount of the notes was convertible into 38,388 shares of the Company’s common shares (US$2.6049 per share at inception) and was adjustable from time to time for anti-dilutive purposes.

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

The Company evaluated and determined that there were no other embedded derivative requiring bifurcation from the Convertible Notes under the requirements of ASC 815-10-15. The conversion option was not considered a derivative for purposes of ASC 815-10-15 in accordance with EITF 00-19 (“ASC 815-40-25”). The embedded contingent put, contingent call and the repurchase option did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the Convertible Notes.

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

On April 15, 2010, upon mutual agreement with the holder of the Convertible Notes, the holder exercised its option to demand that the Company repurchase the Convertible Notes, for cash, at a repurchase price of 120% of the principal amount, plus a accrued and unpaid interest. As such, the Company paid in full the outstanding principal amount of, and accrued and unpaid interest on, the Convertible Notes. The remaining 20% principal amount, which was accrued for as put option contingency expense as of December 31, 2009 amounting to US$5.0 million, was also paid to the holder pursuant to the mutual agreement (see Note 10).

Senior Floating Rate Notes and Warrants

On April 13, 2007, the Company issued the FRNs with an aggregate principal amount of US$75 million and detachable warrants to subscribe for common shares. On April 15, 2010, the Company paid in full the outstanding principal amount of, and accrued and unpaid interest on, the floating rate notes. The outstanding warrants to purchase common shares originally issued with the floating rate notes expired upon the maturity of the notes, of which the fair value was US$264 as of December 31, 2009. The FRNs bore interest at 6-month LIBOR (with the LIBOR rate reset semi-annually) plus 6.80%, payable semi-annually in arrears. The FRNs were to be repurchased or redeemed by the Company in cash on the third anniversary of the issuance date at the price equal to 100% of the principal amount plus accrued but unpaid interest.

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

The risk-free rate for periods within the expected life of the FRN Warrants was based on the implied yield rates of China International Bond denominated in US$ as of the valuation date. The expected life of the FRN Warrants represents the period of time the granted warrants were expected to be outstanding. As of December 31, 2009, the Company had not paid dividends in the past nor did it expect to pay dividends in the foreseeable future. Because the Company lacked sufficient trading history, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar business.

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

In connection with the Secured Note, Forum Warrants were issued. The Forum Warrants entitled the holder to purchase 1,516,882 common shares at an exercise price of $0.01 per share. The expiration date of the Forum Warrants was 3 years after the date of issuance.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

The risk-free rate for periods within the expected life of the Forum Warrants was based on the implied yield rates of China International Bond denominated in US$ as of the valuation date. The expected life of the Forum Warrants represents the period of time the granted warrants were expected to be outstanding. As of December 31, 2010, the Company has not paid dividends in the past nor did it expect to pay dividends in the foreseeable future. The expected volatility was based on the historical daily stock price of the Company, annualized.

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

The Company was in compliance with its financial ratio covenants under the Forum Note as of December 31, 2011.

11. Customer deposits

Customer deposits consisted of amounts received from customers for the pre-sale of residential units in the PRC.

	December 31, 2010	December 31, 2011
	US$	US$
Advances for real estate properties under development	532,732,902	773,014,656
Add: revenue recognized in excess of amounts received from customers	1,108,477	18,612,485
Less: recognized as progress billings (see Note 3)	(511,052,451)	(722,103,502)

Total net balance	22,788,928	69,523,639

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

The Company had minimal operations in jurisdiction other than the PRC. Income before income tax expenses consists of:

	Year ended December 31,
	2009	2010	2011
	US$	US$	US$
PRC	79,707,121	100,129,993	173,729,290
Non PRC	(17,463,302)	(11,674,365)	(12,086,672)

Total	62,243,819	88,455,628	161,642,618

Income tax expense for the years ended December 31, 2009, 2010 and 2011 is summarized as follows:

	Year ended December 31,
	2009	2010	2011
	US$	US$	US$
Current:
CIT tax expense	23,739,713	10,583,933	27,162,678
Land Appreciation Tax (“LAT”) expense	2,185,775	16,154,567	25,582,339
Deferred tax (benefit)/expense	(6,100,697)	10,594,874	5,892,472

Income tax expense	19,824,791	37,333,374	58,637,489

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

The Group’s income tax expense differs from the tax expense computed by applying the statutory CIT rate of 25% for the year ended December 31, 2009, 2010 and 2011, as follows:

	Year ended December 31,
	2009	2010	2011
	US$	US$	US$
CIT at rate of 25%	15,560,955	22,113,907	40,410,655
Tax effect of non-deductible expenses	2,185,055	3,527,302	2,562,233
Tax effect of non-taxable income	(1,178,165)	(623,524)	—
LAT expense	2,185,775	16,154,567	25,582,339
CIT benefit of LAT	(546,444)	(4,038,642)	(6,395,585)
Changes in valuation allowance	(1,677,358)	19,154	(3,115,025)
International rate difference	1,437,957	252,290	(397,031)
One-time tax effect of 2008 China tax return filed in 2009	2,149,972	—	—
Income tax on undistributed earnings of PRC subsidiaries	—	—	3,680,000
Adjustment of estimated income tax accruals	—	—	(3,988,507)
Others	(292,956)	(71,680)	298,410
Actual income tax expense	19,824,791	37,333,374	58,637,489

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

The income tax on undistributed earnings of PRC subsidiaries for the year ended December 31, 2011 represented accrued withholding taxes related to the portion of the Group’s retained earnings that were not considered permanently reinvested. See Note 12(d) for more detail.

(b) Liability for unrecognized tax benefit

On January 1, 2007, the Group adopted ASC 740-10. There was no cumulative effect adjustment to beginning retained earnings resulting from the adoption of ASC 740-10, as the total liability for cumulative unrecognized tax benefits of $2,667,594 as of January 1, 2007 was recognized in deferred tax liability, as discussed below. The following table summarizes the activity related to the Group’s unrecognized tax benefits:

US$
Balance as of December 31, 2008	12,744,813
Movement in current year due to foreign exchange rate fluctuation	11,945
Balance as of December 31, 2009	12,756,758

Movement in current year due to foreign exchange rate fluctuation	395,838
Balance as of December 31, 2010	13,152,596

Movement in current year due to foreign exchange rate fluctuation	671,730
Balance as of December 31, 2011	13,824,326

The current year movement in ASC 740-10 liability of US$671,730 (2010: US$395,838, 2009: US$11,945), was due to the fluctuation of US$-RMB exchange rate, and therefore was recorded as other comprehensive income arising from the foreign currency translation.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

The liability for unrecognized tax benefit relates to the application of the deemed profit method by the local tax authority of Zhengzhou city. During the years ended December 31, 2005 to 2010, in accordance with the provisions of the PRC tax law, the local tax authority of Zhengzhou City concluded that a deemed profit method is a better measure of income tax liability for companies in the real estate industry located in that province, including the PRC subsidiaries, than the statutory taxable income method.

Under the deemed profit method, the local tax authority levies income tax based an arbitrary deemed profit of range from 12% to 20% of total cash receipts of real estate property companies, rather than based on the statutory income tax rate on the adjusted taxable income, which was 33% for the years up to 2007 and 25% for 2008 and onwards. The PRC subsidiaries in that province had filed their tax returns based on the deemed profit method for the years ended December 31, 2009 and 2010. The local tax authority was entitled to re-evaluate prior years’ income taxes assessed under the deemed profit method, upon receipt of audited accounts or upon completion of specific development projects.

The entire unrecognized tax benefit, if ultimately recognized, will impact the effective tax rate. The Group anticipates new unrecognized tax benefits, related to tax positions similar to those giving rise to its existing unrecognized tax benefits, to originate after December 31, 2011. However, a reasonable estimate of the range of the possible increases related to similar positions originating after December 31, 2011 cannot be made at this time.

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

The PRC income tax returns for fiscal year 2005 through fiscal year 2011 remain open to potential examination. In addition, local tax authorities may exercise broad discretion in applying the tax law, thus potentially exposing the PRC subsidiaries to audits of tax years outside the general statute of limitations.

It is the Group’s continuing practice to recognize interest and penalties related to uncertain tax positions in other expenses. As of the years ended December 31, 2009, 2010 and 2011, no interest and penalties have been recognized under ASC 740-10 as the management believes that revaluation of tax levy method will not be charged of interest and penalties.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

For the years ended December 31, 2009, 2010 and 2011, the Group has made full provision for LAT with respect to properties sold up to December 31, 2011 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

In the third quarter of 2010, the tax authorities of Jiangsu Province issued their interpretation of the definition of a “standard ordinary apartment”, for the purposes of LAT. The Company previously believed that all of the units in its projects met the definition of “standard ordinary apartment”. However, based on the interpretation, none of the units in its Jiangsu projects meet this definition. This interpretation differs from that adopted by other provinces in China. Thus, an exemption for LAT on profits up to 20% on “standard ordinary apartments” would not apply and the LAT rate for the Company’s projects in Jiangsu Province was increased from zero to 30% on those apartments. In light of Jiangsu Province’s interpretation, in the third quarter of 2010 the Company recognized a one-time charge of US$6.8 million to income tax expense and a $6.8 million increase of income tax liabilities

In the second quarter of 2010, one of Jiantou Xinyuan’s projects, Zhengzhou International City Garden II, completed an LAT settlement from local tax bureau. The settlement is based on deemed profit method of US$4.2 million, while the Company has accrued the tax liability based on actual revenue method of US$21.4 million. As of December 31, 2010 and 2011, the unsettled liability has been accrued and carried forward.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(d) Deferred tax

The tax effects of temporary differences that give rise to the Group’s net current deferred tax assets and liabilities as of December 31, 2010 and 2011 are as follows:

	December 31, 2010	December 31, 2011
	US$	US$
Current deferred tax assets:
Tax loss to be carried forward	1,527,140	126,295
Accruals and provisions	11,162,733	15,923,774
Impairment on Suzhou International City Garden project	—	20,564,064
Allowance for deferred tax assets	—	(7,870,785)

Total current deferred tax assets	12,689,873	28,743,348
Current deferred tax liabilities:
Revenue recognized based on percentage of completion	(25,265,959)	(44,809,072)
Real estate properties accelerated cost deduction	(1,257,042)	(1,321,242)
Taxable temporary differences arise during the acquisition of Jiantou Xinyuan	(4,835,617)	(1,077,761)
Income tax on undistributed earnings of PRC subsidiaries	—	(3,680,000)
Others	(62,345)	(30,631)

Total current deferred tax liabilities	(31,420,963)	(50,918,706)

Net current deferred tax liabilities	(18,731,090)	(22,175,358)

The tax effects of temporary differences that give rise to the Group’s net long-term deferred tax assets and liabilities as of December 31, 2010 and 2011 are as follows:

	December 31, 2010	December 31, 2011
	US$	US$
Long-term deferred tax assets:
Tax loss to be carried forward	3,039,165	—
Accruals and provisions	902,568	708,419
Impairment on Suzhou International City Garden project	19,805,164	—
Allowance for deferred tax assets	(10,527,504)	—
Others	—	598,511

Total long-term deferred tax assets	13,219,393	1,306,930
Long-term deferred tax liabilities:
Revenue recognition based on percentage of completion	(11,294,464)	—

Total long-term deferred tax liabilities	(11,294,464)	—

Net long-term deferred tax assets	1,924,929	1,306,930

Certain of the Company’s PRC subsidiaries have PRC tax net operating loss carry forwards of US$0.1 million (2010: US$1.5 million) which will expire in the beginning of 2016, if unutilized.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Company did not provide for deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries as of December 31, 2010, as it was permanently reinvesting all of its PRC subsidiaries’ undistributed earnings to finance their future expansions and operations. During 2011, the Company has considered its operational funding needs, future development initiatives and its dividend distribution plan and is permanently reinvesting all but US$36.8 million of its 2011 earnings of its PRC subsidiaries. Accordingly, the Company has accrued deferred income tax liabilities of US$3.7 million for the withholding tax liability associated with the distribution of retained earnings that are not permanently reinvested. Determination of the amount of unrecognized deferred tax liability related to the earnings that are permanently reinvested is not practicable.

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

13. Share-based compensation

As of December 31, 2011, the Company has two share-based compensation plans under which awards may be granted to both employees and non-employees, which are described below. Compensation cost of US$1,740,861 (2009: US$3,466,916, 2010: US$2,716,993) was charged against income comprising of general and administrative expenses of US$1,740,861 (2009: US$3,302,750, 2010: US$2,646,699) and the elimination of share of income in an equity investee of US$nil (2009: US$164,166, 2010: US$70,294), for those plans with a corresponding credit to additional paid-in capital in the year ended December 31, 2011, of which, US$1,662,132 (2009: US$3,160,293, 2010: US$2,543,812) was related to the options granted to employees and US$78,729 (2009: US$306,623, 2010: US$173,181) was related to the options granted to non-employees. The compensation cost is regarded as a permanent difference for income tax purposes as the options were granted by the Company, which is registered in Cayman, a country free of tax. Hence, no tax benefit was recognized upon the compensation cost. The Company has a policy of repurchasing shares in the open market to satisfy any future exercise of share options in addition to the existing pool of authorized shares. During 2011, the Company repurchased 7,543,530 shares in the amount of US$7,958,841.

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

On January 4, 2011, under the 2007 Plan, the Company granted share options with performance conditions to purchase up to 200,000 common shares to an employee, at an exercise price of US$1.365 per share. These options have a weighted average grant date fair value of US$0.68 per option. Pursuant to the agreements, 1/3 of the options would vest 12 months, 24 months and 36 months after the grant date, respectively, with the condition that the performance criteria are met at each vesting date. These options will expire no later than January 4, 2021. The performance conditions were determined by the Board of Directors. For those awards, an evaluation will be made each quarter as to the likelihood of the performance criteria being met. Compensation expenses are then adjusted to reflect the number of shares expected to vest.

On May 24, 2011, under the 2007 Plan, the Company granted share options to purchase up to 100,000 common shares to an employee, at an exercise price of US$1.085 per share. These options have a weighted average grant date fair value of US$0.53 per option and a total expected compensation cost, net of expected forfeitures, of US$47,592. These options have vesting periods based on length of service of 36 months and will expire no later than May 24, 2021.

On November 8, 2011, under the 2007 Plan, the Company granted share options with performance conditions to purchase up to 1,000,000 common shares to an employee, at an exercise price of US$0.945 per share. These options have a weighted average grant date fair value of US$0.30 per option. Pursuant to the agreements, 1/3 of the options would vest 12 months, 24 months and 36 months after the grant date, respectively, with the condition that the performance criteria are met at each vesting date. These options will expire no later than November 8, 2021. The performance conditions were determined by the Board of Directors. For those awards, an evaluation will be made each quarter as to the likelihood of the performance criteria being met. Compensation expenses are then adjusted to reflect the number of shares expected to vest.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

Options Granted to Non-employee

On August 11, 2007, the Company granted options under the Plan to purchase up to 333,333 common shares to a non-employee consultant, with an exercise price of US$0.0001 per share, and options to purchase up to 343,788 common shares to the employees of the Group’s equity investee, Jiantou Xinyuan, with exercise prices ranging from US$0.0001 to US$2.50. These options have vesting periods based on length of service ranging from 40 to 60 months and will expire no later than August 10, 2017. In addition, the Company granted options under the 2007 Plan to purchase up to 52,004 common shares to employees of Jiantou Xinyuan. These options have a vesting period based on length of service of 36 months and will expire no later than November 5, 2017. All other terms of these awards are the same as the employee awards. These awards are accounted for under ASC 505-50, “Equity-Based Payments to Non-employees” (“ASC 505-50”) and the cost will be measured at the date that the services are complete.

The forfeiture rate and fair value assumptions used to value the above options is consistent with the assumptions used to value the options to employees issued under the Plan and the 2007 Plan.

In November, 2010, Jiantou Xinyuan has become a wholly-owned subsidiary (Note 7) and the non-employee consultant was transferred to employee status as he was recruited as an employee of the Group’s. There are no other share options issued to non-employee from August 11, 2007 to December 31, 2011. During the year ended December 31, 2010, adjustments were recorded to expenses in order to properly reflect the cumulative expense based on the then current fair value of the vested options over the vesting period.

For the year ended December 31, 2011, compensation cost of US$78,729 (2010: US$173,181) was charged against income for those options granted to non-employees under the Plan and the 2007 Plan.

Assumptions

The Company assumed a forfeiture ratio of 10% for non-executive employees in arriving at the total compensation expense.

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses the assumptions noted below.

	Options Granted in 2009 Under the 2007 Plan	Options Granted in 2010 Under the 2007 Plan	Options Granted in 2011 Under the 2007 Plan
Average risk-free rate of return	3.26%	2.28%-2.47%	2.47%
Expected term	5.75 Years	5.75-6 Years	6 Years
Volatility rate	75.7%	49.8%-50.4%	48.4%-50%
Dividend yield	0%	0%	0-5%

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of U.S Treasury Zero-coupon Bond as of the valuation date. The expected life of options represents the period of time the granted options are expected to be outstanding. The Company had limited historical exercising pattern. Therefore, the expected life was estimated as the average of the contractual term and the vesting period. The dividend yield was based on the Company’s dividend distribution plan. Prior to 2010, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar businesses due to lacking sufficient trading history. Since 2010, the expected volatility was based on the historical daily stock price of the Company, annualized.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Share Option Activity

The following table is a summary of the Company’s share option activity under the Plan (in US$, except shares):

Options under the Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding, January 1, 2011
0.0001 (exercise price)	297,753	0.0001	6.58	391,515
2.50 (exercise price)	848,635	2.5	6.58	—

Granted to employee	—	—	—	—
Exercised
0.0001 (exercise price)	221,658	0.0001	—	193,929
Expired	—	—	—	—
Forfeited/Cancelled
0.0001 (exercise price)	—	0.0001	5.58	—
2.50 (exercise price)	160,751	2.5	5.58	—

Outstanding, December 31, 2011
0.0001 (exercise price)	76,095	0.0001	5.58	66,576
2.50 (exercise price)	687,884	2.5	5.58	—

Exercisable as at December 31, 2011
0.0001 (exercise price)	—	0.0001	5.58	—
2.50 (exercise price)	687,884	2.5	5.58	—

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$0.875 per common share as of December 31, 2011 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2011.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

As of December 31, 2011, there was US$126,393 and US$100,777 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted to employees and non-employees, respectively, under the Plan. The cost is expected to be recognized using a straight-line method over a weighted-average period of 0.58 years.

The following table is a summary of the Company’s share option activity under the 2007 Plan (in US$, except shares):

Options Under the 2007 Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding, January 1, 2011
7.0 (exercise price)	836,206	7.00	6.83	—
2.975 (exercise price)	180,000	2.975	7.50	—
1.87 (exercise price)	500,000	1.87	8.25	—
1.30 (exercise price)	100,000	1.30	8.58	1,500
1.80 (exercise price)	200,000	1.80	9.50	—
1.21 (exercise price)	7,200,000	1.21	9.95	756,000
1.18 (exercise price)	1,100,000	1.18	9.97	148,500

Granted
1.365 (exercise price)	200,000	1.365	9.00	—
1.085 (exercise price)	100,000	1.085	9.50	—
0.945 (exercise price)	1,000,000	0.945	9.80	—
Exercised	—	—	—	—
Expired	—	—	—	—
Forfeited/Cancelled
7.0 (exercise price)	25,640	7.00	5.83	—
1.30 (exercise price)	100,000	1.30	7.58	—
1.21 (exercise price)	300,000	1.21	8.95	—
1.18 (exercise price)	1,100,000	1.18	8.97	—

Outstanding, December 31, 2011
7.0 (exercise price)	810,566	7.00	5.83	—
2.975 (exercise price)	180,000	2.975	6.50	—
1.87 (exercise price)	500,000	1.87	7.25	—
1.80 (exercise price)	200,000	1.80	8.5	—
1.21 (exercise price)	6,900,000	1.21	8.95	—
1.365 (exercise price)	200,000	1.365	9.00	—
1.085 (exercise price)	100,000	1.085	9.50	—
0.945 (exercise price)	1,000,000	0.945	9.80	—

Exercisable as at December 31, 2011
7.0 (exercise price)	810,566	7.00	5.83
2.975 (exercise price)	180,000	2.975	6.50	—
1.87 (exercise price)	472,222	1.87	7.25	—
1.8 (exercise price)	120,000	1.80	8.50	—
1.21 (exercise price)	2,166,667	1.21	8.95	—
1.365 (exercise price)	66,667	1.365	9.00	—
1.085 (exercise price)	16,667	1.085	9.50	—

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

 As of December 31, 2011, there was US$237,494 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted to employees, under the 2007 Plan. The cost is expected to be recognized using a straight-line method over a weighted-average period of 1.49 years.

14. Other payables and accrued liabilities

The components of accrued expenses and other liabilities are as follows:

	December 31, 2010	December 31, 2011
	US$	US$
Contract deposit	22,366,622	25,633,930
Accrued expense	6,968,104	10,893,610
Deed tax and maintenance fund withheld for customer	3,707,310	5,805,077
Bidding deposit	864,769	843,960
Welfare	1,672,667	1,758,094
Other tax payable	2,625,482	4,473,315
Others	957,356	1,562,509

Total	39,162,310	50,970,495

15. Related party and Employee transactions

(a) Due from employees

	December 31, 2010	December 31, 2011
	US$	US$
Advances to employees	51,475	20,750

The balance represents cash advances to employees for traveling expenses and other expenses. The balances bear no interest and have no fixed payment terms.

(b) Others

For the year ended December 31, 2011, total directors’ remuneration paid amounted to US$2,261,501 (2009: US$752,611; 2010: US$990,309).

On December 27, 2006, Henan Xinyuan entered into a consulting agreement with another consulting company which is beneficially owned by Yong Cui, one of Henan Xinyuan’s directors, to provide similar finance consulting services to the Group, with an annual fee of US$30,735 starting from April 16, 2007. This consulting agreement was renewed on February 15, 2010, under which we had agreed to pay an annual fee of US$77,382. The agreement will expire in February 2013, and it can be terminated by written consent from both parties. The agreement contains provisions on confidentiality and non-competition.

In November 2011, the Company entered into a business development advisory services agreement with Karmen Equities Limited, of which Omer Ozden, one of the Company's directors, is a minority shareholder. The term of this agreement is six months with advisory fees amounting to US$10,000 per month.

 16. Equity

(i) As at December 31, 2011 the Company’s authorized share capital was 500 million common shares, par value US$0.0001 per share (December 31, 2010: 500 million common shares).

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

(v) During the year ended December 31, 2011, 221,658 options had been exercised at US$0.0001 per share under the Plan.

(vi) On May 16, 2011, the Company announced a share repurchase program of up to US$10 million. During the year ended December 31, 2011, 7,543,530 common shares were repurchased at a total cost of US$7,958,841.

(vii) In June 2011, the Company distributed dividends to common shareholders of US$7.7 million.

17. Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	December 31,
	2009	2010	2011
	US$	US$	US$
Numerator:
Net income	42,419,028	51,140,211	102,297,870
Net income attributable to common shareholders—basic and diluted	42,419,028	51,140,211	102,297,870
Denominator:
Number of shares outstanding, basic	151,252,815	152,577,960	151,314,945
Weighted average number of convertible notes	9,597,000	2,742,000	—
Weighted average number of stock options	21,572	77,395	—

Number of shares outstanding—diluted	160,871,387	155,397,355	151,314,945

Basic earnings per share	0.28	0.34	0.68

Diluted earnings per share	0.26	0.33	0.68

During the year ended December 31, 2011, 7,060,214 (2010: 11,055,799) stock options were excluded from the calculation of earnings per share because their effect would be anti-dilutive.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

18. Segment reporting

The Group’s long-lived assets and revenue are substantially located in and derived from the PRC. The Group considers that each of its individual property developments is a discrete operating segment. The Group has aggregated its segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offering, customers and market and regulatory environment. The Group’s reportable operating segments are comprised of the Henan Province, Shandong Province, Jiangsu Province, Sichuan Province and Anhui Province.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

No single customer accounted for more than 10% of net sales for the year ended December 31 2009, 2010 and 2011.

Summary information by operating segment is as follows:

December 31, 2009	Henan	Shandong	Jiangsu	Anhui	Sichuan	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	90,049,823	89,713,230	198,070,688	6,902,453	56,601,483	—	441,337,677
Real estate lease income	319,433	1,025	—	—	—	—	320,458
Other revenue	151,442	69,117	127,340	51,074	18,458	6,908,928	7,326,359

Total revenue	90,520,698	89,783,372	198,198,028	6,953,527	56,619,941	6,908,928	448,984,494
Cost of real estate sales	(72,590,799)	(75,362,270)	(151,343,773)	(4,335,579)	(47,803,636)	—	(351,436,057)
Cost of real estate lease income	(597,164)	(1,091)	—	—	—	—	(598,255)
Other costs	(155,419)	(99,955)	(1,886,234)	(20,104)	(14,748)	(5,528,508)	(7,704,968)

Total cost of revenue	(73,343,382)	(75,463,316)	(153,230,007)	(4,355,683)	(47,818,384)	(5,528,508)	(359,739,280)
Gross profit	17,177,316	14,320,056	44,968,021	2,597,844	8,801,557	1,380,420	89,245,214
Operating expenses	(12,957,908)	(2,770,894)	(8,388,311)	(552,520)	(2,593,035)	(6,394,851)	(33,657,519)

Operating income/(loss)	4,219,408	11,549,162	36,579,710	2,045,324	6,208,522	(5,014,431)	55,587,695
Interest income	1,041,212	134,122	885,586	19,085	173,183	134,797	2,387,985
Exchange gains	79,638	—	—	—	—	—	79,638
Other operating expenses	—	—	—	—	—	(383,333)	(383,333)
Income from change in fair value of warrant liability	—	—	—	—	—	169,736	169,736
Share of income/(loss) in an entity	4,562,610	—	—	—	—	(160,512)	4,402,098
Income/(loss) before income taxes	9,902,868	11,683,284	37,465,296	2,064,409	6,381,705	(5,253,743)	62,243,819
Income tax expense	(2,398,908)	(3,758,223)	(10,259,748)	(878,126)	(1,702,352)	(827,434)	(19,824,791)

Net income/(loss)	7,503,960	7,925,061	27,205,548	1,186,283	4,679,353	(6,081,177)	42,419,028

Depreciation and amortization	1,137,425	352,662	175,078	24,828	123,714	359,571	2,173,278
Capital expenditure	353,113	—	——	—	—	—	353,113
Real estate property development completed	1,080,537	226,313	—	—	—	—	1,306,850
Real estate property under development (current)	241,231,627	3,485,125	224,648,684	180,252	91,044,731	—	560,590,419
Real estate property under development (non-current)	—	—	—	—	—	—	—
Real estate property held for lease	5,622,713	1,824,828	8,883,795	945,250	—	—	17,276,586
Total long-lived assets	11,912,865	2,134,271	14,878,412	1,034,079	635,767	1,829,893	32,425,287
Total assets	483,746,910	57,035,256	200,266,970	15,942,909	83,305,122	41,485,282	881,782,449

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

December 31, 2010	Henan	Shandong	Jiangsu	Anhui	Sichuan	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	120,131,600	3,394,585	204,603,672	82,376	110,579,729	—	438,791,962
Real estate lease income	97,014	15,240	62,055	6,582	—	—	180,891
Other revenue	211,691	76,809	115,960	2,761	56,482	10,535,289	10,998,992

Total revenue	120,440,305	3,486,634	204,781,687	91,719	110,636,211	10,535,289	449,971,845
Cost of real estate sales	(79,671,781)	(3,260,993)	(150,325,460)	(5,212)	(92,365,779)	(77,531)	(325,706,756)
Cost of real estate lease income	(702,556)	(110,365)	(449,385)	(47,666)	—	—	(1,309,972)
Other costs	469,975	(490)	(333,632)	(2,122)	(26,997)	(7,542,562)	(7,435,828)

Total cost of revenue	(79,904,362)	(3,371,848)	(151,108,477)	(55,000)	(92,392,776)	(7,620,093)	(334,452,556)
Gross profit	40,535,943	114,786	53,673,210	36,719	18,243,435	2,915,196	115,519,289
Operating expenses	(15,651,485)	(1,132,792)	(7,037,123)	(411,485)	(3,340,810)	(5,358,890)	(32,932,585)

Operating income/(loss)	24,884,458	(1,018,006)	46,636,087	(374,766)	14,902,625	(2,443,694)	82,586,704
Interest income	1,134,581	132,697	479,665	2,918	159,318	308,977	2,218,156
Other income	2,352,607	—	—	—	—	28,430	2,381,037
Exchange gains	201,592	—	—	—	—	—	201,592
Change in fair value of warrant liability	—	—	—	—	—	841,560	841,560
Share of income/(loss) in an entity	226,579	—	—	—	—	—	226,579
Income/(loss) before income taxes	28,799,817	(885,309)	47,115,752	(371,848)	15,061,943	(1,264,727)	88,455,628
Income tax expense	(11,158,923)	(1,552,197)	(19,085,355)	(699,910)	(4,314,291)	(522,698)	(37,333,374)

Net income/(loss)	17,640,894	(2,437,506)	28,030,397	(1,071,758)	10,747,652	(1,787,425)	51,122,254

Depreciation and amortization	1,034,452	178,127	1,018,937	70,546	221,059	214,602	2,737,723
Capital expenditure	—	287,779	365,612	—	—	327,803	981,194
Real estate property development completed	288,795	31,233	824,423	325,790	—	—	1,470,241
Real estate property under development (current)	263,594,606	205,680,349	168,662,723	—	72,647,638	—	710,585,316
Real estate property held for lease	8,504,572	1,983,736	8,461,811	925,852	—	—	19,875,971
Total long-lived assets	11,777,816	2,548,914	11,003,344	939,610	256,865	2,393,751	28,920,300
Total assets	464,403,931	172,819,504	267,307,884	10,688,870	153,472,671	35,272,466	1,103,965,326

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

December 31, 2011	Henan	Shandong	Jiangsu	Anhui	Sichuan	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	266,055,131	60,790,709	227,448,951	330,902	118,755,900	—	673,381,593
Real estate lease income	2,607,441	181,042	45,597	—	—	—	2,834,080
Other revenue	342,865	4,063	128,181	850	33,607	10,782,957	11,292,523

Total revenue	269,005,437	60,975,814	227,622,729	331,752	118,789,507	10,782,957	687,508,196
Cost of real estate sales	(171,351,063)	(48,476,077)	(168,148,014)	(62,957)	(89,102,687)	—	(477,140,798)
Cost of real estate lease income	(492,447)	(118,519)	(470,876)	(49,945)	—	—	(1,131,787)
Other costs	(40,865)	—	(120,300)	(8,809)	(26,455)	(9,307,785)	(9,504,214)

Total cost of revenue	(171,884,375)	(48,594,596)	(168,739,190)	(121,711)	(89,129,142)	(9,307,785)	(487,776,799)
Gross profit	97,121,062	12,381,218	58,883,539	210,041	29,660,365	1,475,172	199,731,397
Operating expenses	(21,784,890)	(3,279,303)	(7,927,609)	(76,597)	(3,387,604)	(6,983,421)	(43,439,424)

Operating income/(loss)	75,336,172	9,101,915	50,955,930	133,444	26,272,761	(5,508,249)	156,291,973
Interest income	4,216,641	326,579	381,103	246	202,459	166,892	5,293,920
Exchange gains	56,725	—	—	—	—	—	56,725

Income/(loss) before income taxes	79,609,538	9,428,494	51,337,033	133,690	26,475,220	(5,341,357)	161,642,618
Income tax expense	(33,322,951)	(2,346,751)	(15,947,960)	(67,007)	(6,530,367)	(422,453)	(58,637,489)

Net income/(loss)	46,286,587	7,081,743	35,389,073	66,683	19,944,853	(5,763,810)	103,005,129

Depreciation and amortization	1,510,923	182,878	631,267	59,167	64,740	51,857	2,500,832
Capital expenditure	118,024	35,020	25,792	232	9,914	975,104	1,164,086
Real estate property development completed	5,040,848	665,899	777,695	290,699	—	—	6,775,141
Real estate property under development (current)	310,705,133	197,255,151	220,478,957	—	33,432,150	—	761,871,391
Real estate property held for lease	7,830,238	1,348,478	8,425,868	921,920	—	—	18,526,504
Total long-lived assets	10,995,939	2,571,597	8,774,859	923,748	190,311	2,506,941	25,963,395
Total assets	685,397,504	202,903,110	304,969,620	10,241,454	145,895,377	41,206,561	1,390,613,626

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

Commitments

As of December 31, 2011, the Group had lease payments under non-cancellable leases falling due as follows:

Amount
US$
2012	1,791,287
2013	321,700
2014	98,138
2015	98,138
2016 and thereafter	294,415

Total	2,603,678

As of December 31, 2011, the Group had outstanding commitments with respect to non-cancelable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
Due within 1 year	277,882,144

Contingencies

As at December 31, 2011, the Group provided guarantees of US$709,489,907 (2010: US$666,446,709), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the bank and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the date of grant of the relevant mortgage loan and ends upon issuance of real estate ownership certificate which will generally be available within six to twelve months after the purchaser takes possession of the relevant property. The Group paid US$0.02 million, US$0.10 million, and US$0.04 million to satisfy guarantee obligations related to customer defaults for the years ended December 2009, 2010 and 2011, respectively.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Upon adoption of ASC 740-10 on January 1, 2007, the Group decreased deferred tax payable by US$2,667,594 and increased unrecognized tax benefits by the same amount as ASC 740-10 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. The Company also recognized additional unrecognized tax benefits of US$11,945, US$395,838 and US$671,730 for the years ended December 31, 2009, 2010 and 2011, respectively. At this time, the Company is unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes.

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

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a 23.9% appreciation of the RMB against the US$ from July 21, 2005 to December 31, 2011.

Additionally, the value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

The Group uses various suppliers and sells to a wide range of customers. All the homebuyers who signed seller-financed contracts are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis via the Group’s management reporting procedures. The Group provides longer payment terms, ranging between six months to two years to particular home buyers after applying strict credit requirements based on the Group’s credit policy. There is no concentration of credit risk with respect to receivables as the Group has a large number of seller-financed customers. The Group does not have a significant exposure to any individual debtors.

In addition, no single supplier or customer accounted for more than 10% of revenue or project expenditures for the year ended December 31, 2009, 2010 and 2011.

21. Condensed financial information of the Company

The condensed financial statements of Xinyuan Real Estate Co., Ltd. (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$340,579,209 as of December 31, 2011 (2010:US$334,559,300).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(All amounts stated in US$, except for number of shares data)

Condensed Balance Sheet

	Year ended December 31
	2010	2011
	US$	US$

ASSETS

Current assets
Cash and cash equivalents	4,944	8,516,544
Other receivable	30	—
Other current assets	4,363	3,167
Due from a subsidiary	288,925,977	281,467,371

Total current assets	288,935,314	289,987,082
Other assets	1,418,092	750,743
Investments in subsidiaries	267,704,528	410,994,746

TOTAL ASSETS	558,057,934	701,732,571

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank loan	—	25,000,000
PRC income tax payable	13,013	13,388
PRC other tax payable	926,306	902,190
Other payable and accrued liabilities	302,866	1,167,502
Other long-term debt due within one year	330,633	313,300

Total current liabilities	1,572,818	27,396,380

Other long-term debt	38,687,613	39,708,981

Total liabilities	40,260,431	67,105,361

Shareholders’ equity
Common shares, $0.0001 par value:
Authorized—500,000,000 shares, issued and outstanding—145,863,676 shares for 2011 (2010: 153,185,548 shares)	15,319	15,341
Treasury stock	—	(7,958,841)
Additional paid-in capital	507,972,626	509,713,488
Retained earnings	9,809,558	132,857,222

Total shareholders’ equity	517,797,503	634,627,210

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	558,057,934	701,732,571

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(All amounts stated in US$, except for number of shares data)

Condensed Statement of Operations

	Year ended December 31
	2009	2010	2011
	US$	US$	US$
Sales tax	(324,464)	(330,904)	(3,104)

Selling and distribution expenses	—	—	—
General and administrative expenses	(1,778,767)	(1,098,624)	(2,360,042)

Operating loss	(2,103,231)	(1,429,528)	(2,363,146)
Interest expense	(11,526,711)	(8,497,106)	(8,022,254)
Interest income	13	130,128	6,818
Income from change in fair value of warrant liability	169,736	841,560	—
Other expenses	(383,333)	—	—
Equity in profit of subsidiaries, net	56,911,483	60,388,873	112,676,827

Income from operations before income taxes	43,067,957	51,433,927	102,298,245
Income taxes	(648,929)	(293,716)	(375)

Net income attributable to common shareholders	42,419,028	51,140,211	102,297,870

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(All amounts stated in US$, except for number of shares data)

 Condensed Statement of cash flows

	Year ended December 31
	2009	2010	2011
	US$	US$	US$
Cash flows from operating activities:
Net income	42,419,028	51,140,211	102,297,870
Adjustment to reconcile net income to net cash provided by operating activities:
Equity in profit of subsidiaries, net	(56,911,483)	(60,388,873)	(112,676,827)
Depreciation and amortization	1,445,191	—	319,779
Accretion of long-term debt	4,217,034	—	1,021,368
Changes in fair value of warrants and embedded derivatives	(169,736)	(841,560)	—
Put option contingency expenses	5,000,000	—	—
Stock based compensation expense	—	—	38,382
Changes in operating assets and liabilities:
Other receivables	3,624	(2,792)	(3,137)
Other assets	(605,876)	508,595	348,766
Income tax payable	54,973	(829,790)	375
Other tax payable	324,464	222,476	(24,116)
Other payable and accrued liabilities	826,742	(1,175,084)	864,636
Accrued interest	(617,128)	5,812,765	(514,226)

Net cash used in operating activities	(4,013,137)	(5,554,052)	(8,327,130)

Cash flows from financing activities:
Changes in due from a subsidiary	3,604,230	73,204,741	7,458,606
Proceeds from short-term debt			25,000,000
Proceeds from other long-term debt	—	10,000,000	—
Repayment of other debt	—	(77,954,175)	—
Purchase of treasury stock			(7,958,841)
Dividends to shareholders			(7,661,057)
Proceeds from issuance of common shares	399,110	15,188	22

Net cash provided by financing activities	4,003,310	5,265,754	16,838,730

Net (decrease)/ increase in cash and cash equivalents	(9,827)	(288,298)	8,511,600
Cash and cash equivalents, at the beginning of the year	303,069	293,242	4,944

Cash and cash equivalents, at end of the period	293,242	4,944	8,516,544
SUPPLEMENTARY INFORMATION OF NON-CASH FINANCING ACTIVITIES
Non-cash repayment of other debt	—	30,000,000	—

(a) Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus its equity interest in undistributed earnings of subsidiaries since inception. The Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323 “Investment-Equity Method and Joint Ventures” (“ASC 323”). Such investment is presented on the balance sheet as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in profit of subsidiary company” on the statements of operations.

The subsidiaries and equity investee did not pay any dividends to the Company for the periods presented.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(b) Related party transactions

As of December 31, 2010 and 2011, the Company has US$288,925,977 and US$281,467,371 due from a subsidiary. These amounts reflect intercompany loans from the Company to Xinyuan (China) Real Estate, Ltd. (“WFOE”), a wholly-owned subsidiary of the Company. While intercompany loans have no fixed payments terms, the Company has a legally enforceable right to demand payment and the WFOE has the ability to repay the outstanding balance on demand. In April 2010, the Company accrued 3% per annum interest on a US$9.50 million intercompany loan. In September 2010, the WFOE repaid US$9.00 million of that loan. The remaining of US0.5 million was paid off in June 2011. As of December 31, 2010 and 2011, the balance outstanding on the loan was US$500,000 and US$nil. Interest income earned on the loan during the year ended December 31, 2010 and 2011, was US$130,128 and US$6,818, respectively. The interest income earned during the year ended December 31, 2011was lower because the outstanding balance throughout the year was lower as compared to the prior year.

(c) Commitments

The Company does not have significant commitments or long-term obligations as of the period end presented.

