Form 20-F
period 2012-12-31
Xinyuan Real Estate Co., Ltd.
filed 2013-04-15
CIK 1398453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2012.

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report 141,938,398 common shares, par value US$0.0001 per share, as of December 31, 2012.

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

G.	Statement by Experts	138
H.	Documents on Display	318
I.	Subsidiary Information	138
Item 11. Quantitative and Qualitative Disclosures About Market Risk		139
Item 12. Description of Securities Other than Equity Securities		141
A.	American Depositary Shares	141
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies		143
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds		143
Item 15. Controls and Procedures		143
Part III
Item 16. [Reserved]		146
Item 16A. Audit Committee Financial Expert		146
Item 16B. Code of Ethics		146
Item 16C. Principal Accountant Fees and Services		146
Item 16D. Exemptions from the Listing Standards for Audit Committees		146
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers		147
Item 16F. Change In Registrant’s Certifying Accountant		147
Item 16G. Corporate Governance		147
Item 16H. Mine Safety Disclosure		148
Item 17. Financial Statements		148
Item 18. Financial Statements		148
Item 19. Exhibits		148

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our,” “the Group” or “Xinyuan” refers to Xinyuan Real Estate Co., Ltd., its predecessor entities and its subsidiaries;

•	“shares” or “common shares” refers to our common shares, par value US$0.0001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents two common shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this Form 20-F only, Taiwan, Hong Kong and Macau;

•	“GFA” refers to gross floor area. The amounts for “total GFA” in this annual report are the amounts of total saleable residential and commercial GFA and are derived on the following basis:

o	for properties that are sold, the stated GFA is based on the sales contracts relating to such property; GFA may be adjusted based on final examination upon delivery of the property;

o	for unsold properties that are completed or under construction, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and

o	for properties that are under planning, the stated GFA is based on the land grant contract and our internal projection;

•	“RMB” or “Renminbi” refers to the legal currency of China and “US$” or “U.S. dollars” refers to the legal currency of the United States.

At present, there is no uniform standard to categorize the different types and sizes of cities in China. In this annual report, we refer to certain larger and more developed cities as Tier I, Tier II and Tier III cities based on the categorization used by the CIHAF Valuation Report on Real Estate Investment in PRC Cities published by China Real Estate Business, an authoritative real estate publication in China, YUBO Media and Institute of Finance and Trade Economics of Chinese Academy of Social Sciences. Based on this approach, there are currently four Tier I cities, over thirty five Tier II cities and eleven Tier III cities in China.

Facts and statistics in this annual report relating to China, the Chinese economy and the China property development industry are sourced from various publicly available government and official sources, as indicated herein. We believe that the sources of this information are appropriate sources for such information. However, we can not independently verify any of such information.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2010, 2011 and 2012 and as of December 31, 2011 and 2012. Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. Since 2012, we have expanded to the U.S. market through our subsidiaries in the U.S. The functional currency of our U.S. subsidiaries is the U.S. dollar. The financial statements of our PRC subsidiaries are translated into U.S. dollars, using published exchange rates in China, based on (i) year-end exchange rates for assets and liabilities and (ii) average yearly exchange rates for revenues and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all. See “ITEM 3. KEY INFORMATION—A. Selected Financial Data—Exchange Rate Information.

We completed an initial public offering, or IPO, of 20,125,000 ADSs, each representing two common shares, in December 2007. On December 12, 2007, we listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “XIN.” The closing price of our ADSs on the NYSE as of April 12, 2013 was $4.70 per ADS.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or negatives of such expressions. These forward-looking statements include, among others, statements about:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our expectations with respect to our ability to acquire adequate suitable land use rights for future development; and

•	our belief with respect to market opportunities in, and growth prospects of, Tier II and Tier III cites in China and our targeted areas in the United States.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. However, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements. Among the important factors to consider in evaluating our forward-looking statements are:

•	our ability to continue to implement our business model successfully;

•	our ability to secure adequate financing for our project development;

•	our ability to successfully sell or complete our property projects under construction and planning;

•	our ability to enter into new geographic markets and expand our operations;

•	the marketing and sales ability of our third-party sales agents;

•	the performance of our third party contractors;

•	laws, regulations and policies relating to real estate developers and the real estate industry in China and, to the extent we expand operations into other countries, such as the U.S.;

•	our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations;

•	competition from other real estate developers;

•	the growth of the real estate industry in China, particularly Tier II and Tier III cities, and in our targeted areas in the U.S., and

•	fluctuations in general economic and business conditions in China and, to the extent we expand operations into other countries, such as the U.S.

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

This annual report may also contain third party data relating to the real estate industry in China that includes projections based on a number of assumptions. The real estate industry in China may not grow at the rates projected by market data, or at all. The failure of our markets to grow at projected rates may have a material adverse effect on our business and the market price of our ADSs. Furthermore, if one or more of the assumptions underlying the market data turn out to be incorrect, the actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward looking statements.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected financial data

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income and other financial data for the years ended December 31, 2010, 2011 and 2012, other than the earnings per ADS data, and the consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements which are included elsewhere in this annual report. Our audited consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except for changes in operating subsidiaries, our consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

Our selected consolidated statements of comprehensive income data for the years ended December 31, 2008 and 2009 and our selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements not included in this annual report.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Years ended December 31,
	2008	2009	2010	2011	2012
	US$	US$	US$	US$	US$
	(in thousands except share, per share and per ADS data)
Consolidated Statements of Comprehensive Income
Total revenue	356,632	448,984	449,972	687,508	914,799
Total costs of revenue	(356,981)	(359,739)	(334,453)	(487,777)	(634,763)
Selling and distribution expenses	(13,578)	(11,443)	(10,724)	(16,209)	(17,942)
General and administrative expenses	(32,343)	(22,215)	(22,209)	(27,231)	(38,829)
Operating (loss)/income	(46,270)	55,587	82,586	156,292	223,265
Net (loss)/income	(23,640)	42,419	51,123	103,005	158,108
Net loss/(income) attributable to non-controlling interest	—	—	18	(707)	(1,110)
Net (loss)/income attributable to Xinyuan Real Estate Co., Ltd. shareholders	(23,640)	42,419	51,141	102,298	156,998
Earnings (loss) per share
—Basic	(0.16)	0.28	0.34	0.68	1.09
—Diluted	(0.16)	0.26	0.33	0.68	1.08
Shares used in computation
—Basic	149,149,309	151,252,815	152,577,960	151,314,945	144,258,862
—Diluted	149,149,309	160,871,387	155,397,355	151,314,945	144,731,014
Earnings (loss) per ADS(1)
—Basic	(0.32)	0.56	0.68	1.36	2.18
—Diluted	(0.32)	0.52	0.66	1.36	2.17

(1)	Earnings per ADS are calculated based on each ADS representing two common shares.

	Years ended December 31,
	2008	2009	2010	2011	2012
	US$	US$	US$	US$	US$
Cash dividends declared per ADS	—	—	—	0.10	0.16

	Years ended December 31,
	2008	2009	2010	2011	2012
	US$	US$	US$	US$	US$
	(in thousands except share, per share and per ADS data)
Other Operating Data
Number of projects launched	3	—	3	4	1
Aggregate GFA delivered(1) (m2)	519,100	1,591,132	291,686	521,223	512,988

(1)	Delivery occurs when the Company has obtained all the completion acceptance certificates required by the PRC government in respect of the apartment and delivers full access to the apartment, such as the keys, to the buyer.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2008, 2009, 2010, 2011 and 2012:

	As of December 31,
	2008	2009	2010	2011	2012
	US$	US$	US$	US$	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Balance Sheet Data(1)
Cash and cash equivalents	135,659	157,800	213,326	319,218	496,205
Restricted cash	57,951	40,240	82,305	168,384	145,730
Real estate property under development(2)	623,203	560,590	710,585	761,871	722,819
Total current assets	778,013	849,357	1,075,045	1,364,650	1,526,343
Total assets	936,166	881,782	1,103,965	1,390,614	1,566,381
Total current liabilities	417,990	369,098	463,747	627,860	735,115
Long-term bank loans	105,007	53,015	70,213	73,482	35,000
Common shares	15,102	15,148	15,319	15,341	15,358
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	400,255	446,912	517,798	634,627	781,538

(1)	Financial information for PRC subsidiaries is first prepared in RMB and then translated into U.S. dollars for assets and liabilities at the year-end exchange rate and, for revenues and expenses at the yearly average exchange rate. The rates used are set forth in the table below. Capital accounts are translated at their historical exchange rates when the transactions occurred.

	As of and for the Year Ended December 31,
	2008	2009	2010	2011	2012
Period-end US$: RMB exchange rate	6.8346	6.8282	6.6227	6.3009	6.2855
Period average US$: RMB exchange rate	6.9480	6.8311	6.7704	6.4614	6.3124

As of April 8, 2013, the US$: RMB exchange rate was 6.2650.

(2)	Includes real estate property under development recorded under current assets and non-current assets.

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

	Noon Buying Rate(1)
	Period End	Average(2)	Low	High
	(RMB Per US$1.00)
Year
2008	6.8225	6.9221	6.8225	7.2946
2009	6.8259	6.8307	6.8176	6.8470
2010	6.6000	6.7426	6.6000	6.8330
2011	6.2939	6.4475	6.2939	6.6017
2012	6.2301	6.3093	6.2221	6.3449
Month
October 2012	6.2372	6.2627	6.2372	6.2877
November 2012	6.2265	6.2338	6.2221	6.2454
December 2012	6.2301	6.2328	6.2251	6.2502
January 2013	6.2186	6.2215	6.2134	6.2303
February 2013	6.2213	6.2323	6.2213	6.2438
March 2013	6.2108	6.2154	6.2105	6.2246
April 2013 (through April 5, 2013)	6.2005	6.2008	6.1962	6.2078

(1)	For December 2008 and prior periods, the noon buying rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For January 2009 and later periods, the noon buying rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated by averaging the exchange rates on the last business day of each month or the elapsed portion thereof during the relevant period. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

Our business is sensitive to the current global economic crisis. A severe or prolonged downturn in the global economy could materially and adversely affect our revenues and results of operations.

Global market and economic conditions have been challenging with tight credit conditions and recession in most major economies continuing into 2012. Continued concerns about the systemic impact of potential long-term and wide-spread recessions, energy costs, geopolitical issues, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for economic growth around the world.

The European sovereign debt crisis has escalated since 2011 and it is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. Economic conditions in China are sensitive to global economic conditions, and it is impossible to predict how the Chinese economy will develop in the future and whether it might experience any financial crisis in a manner and scale similar to that in the United States.

Any slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of homes, and our homebuyers may also defer, reduce or cancel purchases of our units. We have experienced some volatilities in demand from time to time in the recent years due to strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices. We remain optimistic about the Chinese economy, but to the extent any fluctuations in the Chinese economy significantly affect homebuyers’ demand for our units or change their spending habits, our results of operations may be materially and adversely affected.

The PRC economy also faces challenges in the short to medium term. Continued turbulence in the international markets and prolonged declines in consumer spending, including home purchases, as well as any slowdown of economic growth in China, may adversely affect our liquidity and financial condition.

With our expansion into the U.S. market in 2012, we will be increasingly sensitive to the general economic conditions in the U.S. and industry conditions of the U.S. housing market in particular. The U.S. housing industry is highly cyclical and is significantly affected by changes in industry conditions, as well as in global and local economic conditions, such as changes in employment and income levels, availability of financing for buyers, interest rates, levels of new and existing homes for sale demographic, trends and housing demand. The U.S. market experienced a significant downturn in recent years. Although certain markets in the U.S. have begun to recover, including our targeted areas of New York and California, the housing market remains depressed and the duration and ultimate speed of recovery remain uncertain. Deterioration in industry conditions in the U.S. or in broader economic conditions could have additional material adverse effects on our business expansion in the U.S. and financial results.

We are a holding company that depends on dividend payments from our subsidiaries for funding.

We are a holding company established in the Cayman Islands and operate most of our business and operations through our subsidiaries in China. Therefore, our ability to pay dividends to our shareholders and to service our indebtedness outside of China depends significantly upon dividends that we receive from our subsidiaries in China. To the extent our U.S. operation continues to grow, we may in the future also depend on dividends from our U.S. subsidiaries. If our subsidiaries incur indebtedness or losses, such indebtedness or losses may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness will be restricted. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reaches 50.0% of its respective registered capital. As of December 31, 2012, our statutory reserves under PRC GAAP amounted to US$49.6 million. Our statutory reserves are not distributable as cash dividends. In addition, restrictive covenants in bank credit facilities, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to make contributions to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Our business requires access to substantial financing. Our failure to obtain adequate financing in a timely manner could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our obligations and (2) affect our financial performance and condition.

Our property development business is capital intensive. To date, we have funded our operations primarily through bank borrowings, proceeds from sales and pre-sales of our properties and proceeds from issuance of equity and debt securities. We obtain commercial bank financing for our projects through credit lines extended on a case-by-case basis. Our ability to secure sufficient financing for land use rights acquisition and property development and repayment of our existing onshore and offshore debt obligations depends on a number of factors that are beyond our control, including lenders’ perceptions of our creditworthiness, sufficiency of the collateral, if any, market conditions in the capital markets, investors’ perception of our securities, the PRC economy and PRC government regulations that affect the availability and cost of financing for real estate companies or property purchasers.

Since 2003, PRC commercial banks have been prohibited, under the guidelines of the PBOC, from advancing loans to fund the payment of land use rights. In addition, the PRC State Council has taken and may continue to take action to curb speculation in the housing market and housing price increases. Among other actions, as of March 25, 2011, the PBOC raised the reserve requirement ratio for large commercial banks by 0.5% to 20%, and small and middle sized financial institutions by 0.5% to 16.5% and on June 20, 2011, the reserve requirement ratio was raised to its peak of 21.5% for large commercial banks and 18% for small and middle sized financial institutions. As of May 18, 2012, the reserve requirement ratios have been reduced to 20.0% for large commercial banks and 16.5% for small and middle sized financial institutions. Notwithstanding the recent reduction in requirement amount, the overall increases in the reserve requirement ratio will reduce the amount of commercial bank credit available to businesses in China, including us. We generate significant cash flow through pre-sales, which are subject to government restrictions. In particular, PRC regulations on the pre-sales of properties generally provide that the proceeds from the pre-sales of a real estate project may only be used for the construction of such project. Any additional potential government restrictions on pre-sales could significantly increase our financing needs. Moreover, our ability to move cash through inter-company transfers or transfer funds from onshore subsidiaries to our offshore parent company is limited by PRC government regulations, which limits our ability to use excess cash resources in one subsidiary to fund the obligations of another subsidiary or our offshore parent company.

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

As of December 31, 2012, our contractual obligations amounted to US$596.1 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. Of this amount, US$523.2 million was due within one year.

There can be no assurance that our internally generated cash flow and external financing will be sufficient for us to meet our contractual and financing obligations in a timely manner. Due to the current measures imposed (as well as other measures that may be imposed by the PRC government in the future) which limit our access to additional capital, we cannot assure you that we will be able to obtain sufficient funding to finance intended purchases of land use rights, develop future projects or meet other capital needs as and when required at a commercially reasonable cost or at all. Our failure to obtain adequate financing in a timely manner and on reasonable terms could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our obligations and (2) affect our cash flow, liquidity, financial performance and condition.

If we are unable to successfully manage our expansion into other cities in China, we will not be able to execute our business plan.

Historically, our business and operations was concentrated in Zhengzhou. Since 2006, we have expanded our residential property development operations into other Tier II and Tier III cities, consisting of Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, and Suzhou, Kunshan and Xuzhou in Jiangsu Province. In 2012, we purchased land in a satellite city in the suburb of Beijing, and, while our focus remains on Tier II and Tier III cities, we may make other purchases in areas outside or around Tier I cities in the future if attractive opportunities arise. We plan to expand into other cities as suitable opportunities arise. The development of real estate projects in other cities will impose significant demands on our management and other operational resources. Moreover, we will face additional competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of these cities has its own unique market conditions, customer requirements and local regulations related to the local real estate industry. If we are unable to successfully develop and sell projects outside of our existing markets, our future growth may be limited and we may not generate adequate returns to cover our investments in these new markets. In addition, if we expand our operations to other cities with higher land prices, our costs may increase, which may lead to a decrease in our profit margin, or impairments resulting from land value decreases.

We are in the early stages of expanding into the U.S. market, a market in which we have no development experience and which may require us to spend significant resources, and there can be no assurance that we will be able to succeed in the U.S. market.

While our primary focus continues to be residential real estate markets in the Tier II and Tier III cities in China, in 2012 we expanded to the U.S. market and have opportunistically secured three real estate properties. Two of these projects are acquired for resale and the other one is a residential real estate development project in Williamsburg, Brooklyn, New York. We are in the early stage of expanding into the U.S. and there can be no assurance that we will be able to succeed in the U.S. market. We have limited experience in the U.S. real estate market and may not be able to develop and implement an effective property development process appropriate for the U.S. market. In addition, given our limited experience in the U.S. market, it may be difficult for us to accurately forecast our future revenues and expenses related to existing and future projects in the U.S. Our ability to locate appropriate future projects in the U.S. and generate future revenues from such projects may require us to expend significant capital and management resources.

In addition, our ability to develop a successful U.S. property developments business will depend on a number of factors outside of our control, including the status of the U.S. economy in general and in our target markets, consumer confidence levels unemployment levels, interest rates and the ability of potential purchasers to obtain mortgage financing. Future increase in interest rates, decreased availability of mortgage financing or of certain mortgage programs, higher down payment requirements or increased monthly mortgage costs may lead to reduced demand by potential purchasers for any properties we may develop in the U.S.

Furthermore, any change in federal income tax laws that increase the effective costs of owning a home would have an adverse effect on the demand for homes in the U.S. which could negatively affect any properties we may develop in the U.S. Current U.S. tax laws generally permit significant expenses associated with owning a home, principally mortgage interest expenses and real estate taxes, to be deducted for the purposes of calculating an individual's U.S. federal and, in some cases, state taxable income. Various proposals have been publicly discussed to limit mortgage interest deductions and to limit the exclusion of gain from the sale of a principal residence. If any such proposals were enacted without offsetting provisions, the after-tax costs of owning a home in the U.S. would increase for many potential customers. Enactment of any such proposals may have an adverse effect on the homebuilding industry in general, as the loss of or reduction of homeowner tax deductions could decrease the demands for new homes.

We may be unable to acquire desired development sites at commercially reasonable costs.

Our revenue depends on the completion and sale of our projects, which in turn depends on our ability to acquire development sites. Our land costs are a major component of our cost of real estate sales and increases in such costs could diminish our gross margin. In China, the PRC government controls the supply of land and regulates land sales and transfers in the secondary market. As a result, the policies of the PRC government, including those related to land supply and urban planning, affect our ability to acquire, and our costs of acquiring, land use rights for our projects. In recent years, the government has introduced various measures attempting to moderate investment in the property market in China. Although we believe that these measures are generally targeted at the luxury property market and speculative purchases of land and properties, we cannot assure you that the PRC government will not introduce other measures in the future that would adversely affect our ability to obtain land for development. We currently acquire our development sites primarily by bidding for government land. Under current regulations, land use rights acquired from government authorities for commercial and residential development purposes must be purchased through a public tender, auction or listing-for-sale. Competition in these bidding processes has resulted in higher land use rights costs for us over the past few years. In addition, we may not successfully obtain desired development sites due to the increasingly intense competition in the bidding processes. In the future, we may also need to acquire land use rights through acquisition, which could increase our costs. Moreover, the supply of potential development sites in any given city will diminish over time, and we may find it increasingly difficult to identify and acquire attractive development sites at commercially reasonable costs in the future.

We may not be able to procure land successfully or receive expected return through our new land acquisition model.

Since the second half of 2012, we have developed a new model to acquire land through direct negotiation with local governments prior to land auctions in response to local governments' need for funding undeveloped land preparation. Under the direct negotiation model, we enter into a framework cooperation agreement with the local government, pursuant to which we provide land planning advice to the local government with respect to a particular piece of undeveloped land that the government plans to develop. Based on the government's land development plan, the underlying land may be divided into several tranches to be developed on a tranche by tranche basis. Following the government's development plan, we will provide funding in terms of advance payments to the government for land preparation of a particular tranche approximately three to six months before the land auction for that tranche. The advance payment usually ranges from 20% to 50% of the estimated opening auction price. The final disposition of the tranche occurs through public auction. Pursuant to the framework cooperation agreement, if we successfully acquire the land through the auction, the advance payment will become part of the land transfer payment. If we fail to acquire the land, we will be refunded the advance payment with an annual interest rate of approximately 10% to 12%. We believe that under the direct negotiation model, we are often in better position to identify and undertake initial planning with respect to targeted parcels as a result of direct involvement in and interaction with the government regarding the development stage of undeveloped lands. As of December 31, 2012, we have entered into three framework cooperation agreements with local governments, pursuant to which we have made advance payments in the aggregate amount of US$44.5 million.

The land preparation process may be delayed after we have provided an advance payment, placing undue burden on our cash flow. In addition, as the procurement of land is eventually through the standard auction process, we may not be able to successfully acquire the land for which we have provided advance payment. In that case, we may have lost other opportunities for which we could have deployed the funds used to make the advance payment. If we fail to acquire any land for which we have made an advance payment, we cannot assure you that we will be able to receive the expected return on the advance payment or that there will not be any delay in receiving the refund. Furthermore, we may no longer be able to conduct direct negotiation with the government as result of any change in government regulations and policies prohibiting or restricting such business model in the future.

We rely on third-party contractors.

Substantially all of our project construction and related work are outsourced to third-party contractors. We are exposed to risks that the performance of our contractors may not meet our level of standards or specifications. Negligence, delay or poor work quality by contractors may result in defects in our buildings or residential units, which could in turn cause us to suffer financial losses, harm our reputation or expose us to third-party claims. If the performance of any third party contractor is not satisfactory or is delayed, we may need to replace such contractor or take other actions to remedy the situation, which could adversely affect the cost and construction progress of our projects. Moreover, the completion of our property developments may be delayed. In addition, we work with multiple contractors on different projects and we cannot guarantee that we can effectively monitor their work at all times. Although our construction and other contracts contain provisions designed to protect us, we may be unable to successfully enforce these rights and, even if we are able to successfully enforce these rights, the third-party contractors may not have sufficient financial resources to compensate us. Moreover, the contractors may undertake projects from other property developers, engage in risky undertakings or encounter financial or other difficulties, such as supply shortages, labor disputes or work accidents, which may cause delays in the completion of our property projects or increases in our costs. For the year ended December 31, 2012, we experienced three projects late delivery caused by contractors' failure to meet with applicable quality standards and incurred US$9.9 million in compensation to our customers. We cannot assure you that we will not have similar incidents in the future, which could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to complete our property developments on time or at all.

The progress and costs for a development project can be adversely affected by many factors, including, without limitation:

•	delays in obtaining necessary licenses, permits or approvals from government agencies or authorities;

•	shortages of materials, equipment, contractors and skilled labor or increased labor or raw material costs;

•	disputes with our third-party contractors;

•	failure by our third-party contractors to comply with our designs, specifications or standards;

•	difficult geological situations or other geotechnical issues;

•	onsite labor disputes or work accidents; and

•	natural catastrophes or adverse weather conditions, including strong winds, storms, floods, and earthquakes.

Any construction delays, or failure to complete a project according to our planned specifications or budget, may delay our property sales, which could adversely affect our revenues, cash flows and our reputation.

Under PRC laws and regulations and our pre-sale contracts, we are required to compensate purchasers for late delivery of or failure to complete our pre-sold units. If the delay extends beyond the contractually specified period, the purchasers may become entitled to terminate the pre-sale contracts and claim damages. For the year ended December 31, 2012, we incurred an aggregate amount of approximately US$9.9 million of compensation to our customers due to late delivery.

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

We depend on cash flows from pre-sale of properties as an important source of funding for our property development projects. Under current PRC laws and regulations, property developers must fulfill certain conditions before they can commence pre-sale of the relevant properties and may only use pre-sale proceeds to finance the construction of the specific developments. On August 5, 2005, the PBOC issued a report entitled “2004 Real Estate Financing Report,” in which it recommended that the practice of pre-selling uncompleted properties be discontinued because, according to the report, such activity creates significant market risks and generates transactional irregularities. This and other PBOC recommendations have not been adopted by the PRC government and have no enforceability. However, there can be no assurance that the PRC government will not ban the practice of pre-selling uncompleted properties or implement further restrictions on the pre-sale of properties, such as imposing additional conditions for a pre-sale permit or further restrictions on the use of pre-sale proceeds or that cities will not voluntarily suspend or restrict pre-sales. For example, the Housing and Construction Department in Guangxi Province (in which we do not have any operations) announced in 2010 that it was considering suspending pre-sales of commercial properties, starting in Nanning municipality on a trial basis. Any measures prohibiting or further restricting pre-sales by the PRC government or province or city government affecting cities in which we operate will adversely affect our cash flow position and force us to seek alternative sources of funding for much of our property development business.

The results of our operations may fluctuate from period to period as we derive our revenue principally from the sale of properties and we rely on our unsold inventory of units.

We derived the majority of our revenue from the sale of properties that we have developed. Our results of operations tend to fluctuate from period to period due to a combination of factors, including the overall schedule of our property development projects, the timing of the sale of properties that we have developed, the size of our land bank, our revenue recognition policies and changes in costs and expenses, such as land acquisition and construction costs. The number of properties that we can develop or complete during any particular period is limited due to the size of our land bank, the substantial capital required for land acquisition and construction, as well as the development periods required before positive cash flows may be generated. We recognize our real estate revenue based on the full accrual method and the percentage of completion method, both of which require us to estimate total costs and revenue which may be reviewed or revised periodically and may result in changes from period to period. In addition, several properties that we have developed or that are under development are large scale and developed in multiple phases over the course of one to several years. The selling prices of the residential units in larger scale property developments tend to change over time, which may impact our sales proceeds and, accordingly, our revenues for any given period.

The recognition of our real estate revenue and costs is dependent upon our estimation of our total project revenue and costs.

We recognize our real estate revenue based on the full accrual method and the percentage of completion method depending on the estimated project construction period and timing of collection of sales prices. See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Critical Accounting Policies.” Under both methods, revenue and costs are calculated based on an estimation of total project costs and total project revenues, which are revised on a regular basis as the work progresses. Any material deviation between actual and estimated total project revenues and costs may result in an increase, a reduction or an elimination of reported revenues or costs from period to period, which will affect our gross profit and net income.

We face risks related to our back-to back loans.

Since expanding our operations into the U.S. market in 2012, we became and will continue to be in increasing need for U.S. dollar financings with respect to project developments and future expansions. We currently satisfy our U.S. dollar denominated financing through two ways: dividends distributions from our PRC subsidiaries, which are subject to 10% withholding tax payment or back-to-back loan arrangements. Under back-to-back loan arrangements, our PRC subsidiaries make deposits denominated in RMB into banks in China as collateral to request the banks in China to issue standby letters denominated in U.S. dollars in the same amount as the RMB collateral to their outbound branches, and our U.S. project companies enter into loans denominated in U.S. dollars with such outbound branches in the same amount specified in such standby letters. Although the Chinese government currently does not have significant restrictions on this type of transaction, any change in laws or regulations to restrict or forbid back-to-back loan transactions in the future may adversely affect our U.S. projects' financing. In addition, we are exposed to the foreign exchange control risks under the current outbound financing model, which may adversely affect our business condition and results of operation.

We are subject to certain restrictive covenants and risks normally associated with debt financing which may limit or otherwise materially and adversely affect our business, financial condition and operating results.

We are subject to certain restrictive covenants in our loan agreements with certain banks. Certain loan agreements contain covenants providing that, among other matters, we or our relevant PRC operating subsidiaries may not enter into merger, joint venture, or restructuring, decrease our registered share capital, transfer material assets, liquidate, change our shareholding, or distribute dividends without the relevant lenders’ prior written consent or unless we fully settle the outstanding amounts under the relevant loan agreements. In addition, certain of our loan agreements contain cross default clauses. If any cross default occurs, these banks are entitled to accelerate payment of all or any part of the loan under their relevant loan agreements and to enforce all or any of the security for such loans. Future bank borrowings may contain similar restrictions or cross-default provisions.

In connection with our recent acquisition of property in Brooklyn, New York, our relevant U.S. subsidiary entered into a mortgage note with the seller of the property. Pursuant to the mortgage note and related agreement, our subsidiary pledged the property and certain other related assets to the seller as collateral for the note and agreed to certain restrictive covenants, such as covenants that restrict the ability of such subsidiary to incur indebtedness other than the mortgage loan and amounts due in the ordinary course of business to trade creditors and to provide guarantees of the obligations of any other person. To the extent we utilize mortgage or construct financing in any U.S. developments, we would expect the relevant agreements to contain restrictive covenants and/or requirements for the provision of collateral to secure the obligation.

In addition, we have in the past issued, and may in the future issue, debt securities that contain certain financial and other covenants that restrict our ability to pay dividends, raise further debt and take other corporate actions that may adversely affect our business. For example, our US$40 million secured note which we paid off earlier in 2013 contained covenants that restricted, among other things, our ability and the ability of our subsidiaries to incur additional debt or guarantees, make restricted payments, make investments, pay dividends or distributions on our or our subsidiaries' capital stock, repurchase our or our subsidiaries' capital stock, pay subordinated indebtedness, make or repay inter-company loans or enter into non-ordinary course business transactions.

As a result of any such covenants in current or future financing documents, our ability to pay dividends or other distributions on our common shares and ADSs may be limited. Such covenants may also restrict our ability to raise additional capital in the future through bank borrowings, mortgage financings, and debt and equity issuances and may restrict our ability to engage in some transactions that we believe to be of benefit to us. The occurrence of any of the above events may have a material adverse effect on our business, financial condition and operating results, as well as cash flow and cash that is available for distributions.

We rely on our key management members.

We depend on the services provided by key management members. Competition for management talent is intense in the property development sector. In particular, we are highly dependent on Mr. Yong Zhang, our founder, Chairman and Chief Executive Officer, Ms. Yinfei Hao, our Director and Executive Vice President, and Mr. Tom Gurnee, our Director and Chief Financial Officer. We do not maintain key employee insurance. In the event that we lose the services of any key management member, we may be unable to identify and recruit suitable successors in a timely manner or at all, which will adversely affect our business and operations. Moreover, we may need to employ and retain more management personnel to support an expansion into other Tier II and Tier III cities on a much larger geographical scale as well as our expansion in the U.S. If we cannot attract and retain suitable personnel, especially at the management level, our business and future growth will be adversely affected.

We provide guarantees for the mortgage loans of our customers which expose us to risks of default by our customers.

We pre-sell properties before actual completion and, in accordance with industry practice, our customers’ mortgage banks require us to guarantee our customers’ mortgage loans. Typically, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total mortgage loan amount until the completion of the registration of the mortgage with the relevant mortgage registration authorities, which generally occurs within six to 12 months after the purchasers take possession of the relevant properties. In line with what we believe to be industry practice, we rely on the credit evaluation conducted by mortgagee banks and do not conduct our own independent credit checks on our customers. The mortgagee banks typically require us to maintain, as restricted cash, up to 10% of the mortgage proceeds paid to us as security for our obligations under such guarantees. If a purchaser defaults on its payment obligations during the term of our guarantee, the mortgagee bank may deduct the delinquent mortgage payment from the security deposit. If the delinquent mortgage payments exceed the security deposit, the banks may require us to pay the excess amount. If multiple purchasers default on their payment obligations, we will be required to make significant payments to the banks to satisfy our guarantee obligations. Factors such as a significant decrease in housing prices, increase in interest rates or the occurrence of natural catastrophes, among others, could result in a purchaser defaulting on its mortgage payment obligations. If we are unable to resell the properties underlying defaulted mortgages on a timely basis or at prices higher than the amounts of our guarantees and related expenses, we will suffer financial losses. We paid US$95,563, US$41,793 and US$273,987 to satisfy guarantee obligations related to customer defaults for the years ended December 31, 2010, 2011 and 2012.

As of December 31, 2010, 2011 and 2012, our outstanding guarantees in respect of our customers’ mortgage loans amounted to US$666.4 million, US$709.5 million and US$951.1 million, respectively. If substantial defaults by our customers occur and we are called upon to honor our guarantees, our financial condition, cash flow and results of operations will be materially adversely affected.

Our level of indebtedness could have an adverse effect on our financial condition, diminish our ability to raise additional capital to fund our operations and limit our ability to explore business opportunities.

As of December 31, 2012, the outstanding balance of our total indebtedness amounted to US$314.1 million. Our level of indebtedness could have an adverse effect on us. For example, it could:

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

The rates of interest payable on our long-term bank loans are adjustable based on the range of 95% to 120% of the PBOC benchmark rate, which fluctuates from time to time. The PBOC benchmark rate for a one year loan stands at 6.00% as of July 6, 2012. As of December 31, 2012, the principal amount of our aggregate outstanding variable rate debt was US$185.0 million. A hypothetical 1% increase in annual interest rates would increase our interest expenses by US$1.9 million based on our debt level at December 31, 2012. In connection with our expansion in to the U.S. beginning in 2012, we anticipate entering into U.S. dollar denominated loans in the future, which will subject us to additional interest rate fluctuation risks, including fluctuations of London Interbank Offered Rate, or LIBOR.

We are subject to potential environmental liability.

We are subject to a variety of laws and regulations concerning the protection of health and the environment. The particular environmental laws and regulations that apply to any given development site vary significantly according to the site’s location and environmental condition, the present and former uses of the site and the nature of the adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs and can prohibit or severely restrict project development activity in environmentally-sensitive regions or areas. Although the environmental investigations conducted by local environmental authorities have not revealed any environmental liability that we believe would have a material adverse effect on our business, financial condition or results of operations to date, it is possible that these investigations did not reveal all environmental liabilities and that there are material environmental liabilities of which we are unaware. We cannot assure you that future environmental investigations will not reveal material environmental liability. Also, we cannot assure you that the PRC or U.S. government will not change the existing laws and regulations or impose additional or stricter laws or regulations, the compliance of which may cause us to incur significant capital expenditure. See “ITEM 4. INFORMATION ON THE COMPANY—B. Business Overview—Environmental Matters.”

Our business expansion and business diversification requires proper allocation of our management resources and qualified employees.

In 2012, we embarked on four new residential development projects in China, including our first development project in the satellite area of Beijing. We also began to hold and manage our first retail project, Xinyuan Priority Lifestyle Shopping Center, located in Zhengzhou, Henan Province. In addition, we expanded our operations into the U.S. market, including a development project in New York, and two resale projects in Reno, Nevada and Irvine, California. These newly developed projects, with more diversified business focuses in terms of market regions and types of business, demand proper allocation of our management resources. If our management fails to satisfy these increased demands, we may not be able to carry out our business expansion and project development successfully. In addition, if we are unable to recruit or retain a sufficient number of qualified employees for the continuation and expansion of our business, our business and prospects may be adversely affected.

We may fail to obtain, or may experience material delays in obtaining, necessary government approvals for any major property development, which will adversely affect our business.

The real estate industry is strictly regulated by the PRC government. Property developers in China must abide by various laws and regulations, including implementation rules promulgated by local governments to enforce these laws and regulations. Before commencing, and during the course of, development of a property project, we need to apply for various licenses, permits, certificates and approvals, including land use rights certificates, construction site planning permits, construction work planning permits, construction permits, pre-sale permits and completion acceptance certificates. We need to satisfy various requirements to obtain these approval certificates and permits. To date, we have not encountered serious delays or difficulties in the process of applying for these approval certificates and permits, but we cannot guarantee that we will not encounter serious delays or difficulties in the future. In the event that we fail to obtain the necessary governmental approvals for any of our major property projects, or a serious delay occurs in the government’s examination and approval progress, we may not be able to maintain our development schedule and our business and cash flows may be adversely affected.

Regulations in the U.S. could increase the cost and limit the availability of our project development in the U.S. and adversely affect our business or financial results.

As we expand our business into the U.S. market, we will be subject to extensive and complex regulations in the U.S. that affect land development and home construction, including zoning, density restrictions, building design and building standards. These regulations often provide broad discretion to the administering governmental authorities as to the conditions we must meet prior to being approved, if approved at all. We are subject to determinations by these authorities as to the adequacy of water and sewage facilities, roads and other local services. New housing developments may also be subject to various assessments for public improvements. Any of these regulatory issues can limit or delay construction and increase our operating costs. We are also subject to a variety of local, state and federal laws and regulations concerning protection of health, safety and the environment. These matters may result in delays, may cause us to incur substantial compliance, remediation, mitigation and other costs or subject us to costs from fines, penalties and related litigation. These laws and regulations can also prohibit or severely restrict development and homebuilding activity in environmentally sensitive areas.

Increases in the price of raw materials or labor costs may increase our cost of sales and reduce our earnings.

We outsource the design and construction of our projects under development to third-party service providers. Our third-party contractors are responsible for provider labor and procuring almost all of the raw materials used in our project developments. Our construction contracts typically provide for fixed or capped payments, but the payments are subject to changes in government-suggested prices for certain raw materials we use, such as steel and cement. Any increase in labor costs or other costs which may result in adjustments in payments under any of our construction contracts could result in an increase in our construction costs. In the event that the price of any raw materials, including cement, concrete blocks and bricks, increase in the future, such increase could be passed on to us by our contractors, and our construction costs would increase accordingly. Passing such increased costs to our customers may result in reduced sales and delay our ability to complete sales for our projects. Any input cost increase could reduce our earnings to the extent we are unable to pass these increased costs to our customers.

Retail and commercial investment properties and properties held for sale are generally illiquid investments and the lack of alternative uses of such properties could limit our ability to respond changes in the performance of our properties.

As of December 31, 2012, we had approximately 46,000 square meters of retail investment properties in Zhengzhou province, in China and we had properties held for sale in Nevada and California in the U.S. in approximately 373,000 square meters. We anticipate that we may prudently and gradually increase our retail and commercial investment properties as appropriate opportunities arise in the future. Any form of real estate investment is difficult to liquidate and, as a result, our ability to sell our properties in response to changing economic, financial and investment conditions is limited. In addition, we may also need to incur capital expenditures to manage and maintain our properties, or to correct defects or make improvements to these properties before selling them. We cannot assure you that we can obtain financing at a reasonable cost for such expenditures, or at all.

Furthermore, aging of retail and commercial investment properties or properties held for sale, changes in economic and financial conditions or changes in the competitive landscape in the PRC or U.S. property markets, may adversely affect the amounts of rentals and revenue we generated from, as well as the fair value of, these properties. However, our ability to convert any of these properties to alternative uses is limited as such conversion requires extensive governmental approvals in the PRC or may require zoning or other approvals in the U.S. and involves substantial capital expenditures for the purpose of renovation, reconfiguration and refurbishment. We cannot assure you that such approvals and financings can be obtained when needed. These and other factors that impact our ability to respond to adverse changes in the performance of our retail and commercial investment properties, as well as properties held for sale, may adversely affect our business, financial condition, cash flow and results of operations.

We may engage in joint ventures, which could result in unforeseen expenses or disruptive effects on our business.

From time to time, we may consider joint ventures with other businesses to develop a property. Any joint venture that we determine to pursue will be accompanied by a number of risks. We may not be in a position to exercise sole decision-making authority regarding the joint ventures. We may not be able to control the quality of products produced by the joint venture. Depending on the terms of the joint venture agreement, we may require the consent of our joint venture partners for the joint venture to take certain actions, such as making distributions to the partners. A joint venture partner may encounter financial difficulties and become unable to meet obligations with regards to funding of the joint venture. In addition, our joint venture partners and the joint venture themselves may hold different views or have different interests from ours, and therefore may compete in the same market with us, in which case our interest and future development may be materially adversely affected.

Any future acquisitions could expose us to unforeseen risks or place additional strain on the management and other resources.

In late 2010, we completed our acquisition of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., or Jiantou Xinyuan, a joint venture in which we had previously held a 45% interest. As part of our business strategy, we regularly evaluate investments in, or acquisitions of, subsidiaries, joint ventures, and we expect that we will continue to make such investments and acquisitions in the future. Any potential future acquisition may be accompanied by a number of risks, including risks relating to the evolving legal landscape in China. An acquired business may underperform relative to expectations or may expose us to unexpected liabilities. In addition, the integration of any acquisition could require substantial management attention and resources. If we were unable to successfully manage the integration and ongoing operations, or hire and retain additional personnel necessary for the running of the expanded business, the results of our operations and branch performance could be adversely affected.

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

We acquire property for development through bidding, auctions and listing procedures held by the government or through acquisitions from third parties. Some of the property we acquire from the government may have been made available through expropriation. On January 21, 2011, the PRC State Council issued the Regulations on the Expropriation of Buildings on State-owned Land and Compensation, which provides that government entities at the city and county level are responsible for overseeing housing expropriation and compensation within their respective administrative regions. The regulations mandate that a compensation agreement be entered into between the relevant housing expropriation department and the entities or individuals whose houses have been expropriated addressing, among others things, the mode of payment and the amount of compensation, the period of payment, the removal expenses, temporary placement or transitional housing expenses, losses from the closure of business operations, the time period within which the entities or individuals must vacate the expropriated premises, the type of transitional accommodation and the period of transition. The compensation payable may not be less than the market value of property of a similar nature as of the date when the expropriation notice was issued. Under the regulations, property developers are prohibited from participating in the relocation arrangements. Given the fact that the completion of the relocation procedures is the condition precedent for the relevant PRC governmental authorities to grant land use rights, any failure of the PRC governmental authorities in handling the relocation issues may cause substantial delays in the granting process of land use rights. If we cannot obtain the land use rights from the relevant governmental authorities in time, our development plan may be delayed and we hence may not be able to complete the development and sell the property according to plan. This will, in turn, adversely affect our business operations.

We do not have insurance to cover potential losses and claims.

We do not have insurance coverage against potential losses or damages with respect to our properties in the PRC before their delivery to customers, nor do we maintain insurance coverage against liability from tortious acts or other personal injuries on our project sites. Although we require our contractors to carry insurance, we believe most of our contractors do not comply with this requirement. Our contractors may not be sufficiently insured themselves or have the financial ability to absorb any losses that arise with respect to our projects or pay our claims. In addition, there are certain types of losses, such as losses due to earthquakes, which are currently uninsurable in China. While we believe that our practice is in line with the general practice in the PRC property development industry, there may be instances when we will have to internalize losses, damages and liabilities because of the lack of insurance coverage, which may in turn adversely affect our financial condition and results of operations. In addition, while we carry limited insurance on our operations in the U.S., such insurance may not be adequate to compensate us for any losses, damages and liabilities we might incur with regard to our properties.

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

We have obtained completion acceptance certificates for all of our completed properties as of December 31, 2012. However, we cannot be certain that local government authorities will not determine that the total constructed GFA upon completion of our existing projects under development or any future property developments exceed the relevant authorized GFA. Any such non-compliance could lead to additional payments or penalty, which would adversely affect our financial condition. We have not materially incurred any such payments or penalties since the founding of the company.

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

There can be no assurance that some of our project companies that are in the process of applying for or renewing proper qualification certificates will be able to obtain such certificates on a timely basis to commence their planned real estate projects development on schedule. There can be no further assurance that we and our project companies will continue to be able to extend or renew the qualification certificates or be able to successfully upgrade the current qualification class to a higher qualification. If we or our project companies are unable to obtain or renew qualification certificates, the PRC government will refuse to issue pre-sale and other permits necessary for the conduct of the property development business, and our results of operations, financial condition and cash flows will be adversely affected. In addition, if any of our project companies engages in the development and sale of real estate outside the scope of its qualification certificate, it may be ordered to rectify such conduct within a prescribed period, be fined up to RMB100,000, or even have its qualification certificate and business license revoked.

Our failure to assist our customers in applying for property ownership certificates in a timely manner may lead to compensatory liabilities to our customers.

We are statutorily required to meet various PRC regulation requirements within 90 days after delivery of property, or such other period contracted with our customers, in order for our customers to apply for their property ownership certificates, including passing various governmental clearances, formalities and procedures. Under our typical sales contract, we are liable for any delay in the submission of the required documents as a result of our failure to meet such requirements, and are required to compensate our customers for delays. In the case of delays of submission of required documents, we are required under contracts with our customers to pay compensation to our customers and our reputation and results of operations may be adversely affected.

The property development business is subject to claims under statutory quality warranties.

Under PRC law, all property developers in the PRC must provide certain quality warranties for the properties they construct or sell. We are required to provide these warranties to our customers. Generally, we receive quality warranties from our third-party contractors with respect to our property projects. If a significant number of claims were brought against us under our warranties and if we were unable to obtain reimbursement for such claims from third-party contractors in a timely manner or at all, or if the money retained by us to cover our payment obligations under the quality warranties was not sufficient, we could incur significant expenses to resolve such claims or face delays in remedying the related defects, which could in turn harm our reputation, and materially adversely affect our business, financial condition and results of operations.

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

Under PRC laws and regulations, our PRC subsidiaries engaging in property development are subject to land appreciation tax, or LAT, which is levied by the local tax authorities. All taxable gains from the sale or transfer of land use rights, buildings and their attached facilities in the PRC are subject to LAT at progressive rates ranging from 30% to 60%. Exemptions are available for the sale of ordinary residential properties if the appreciation values do not exceed certain thresholds specified in the relevant tax laws. Gains from the sale of commercial properties, luxury residential properties and villas are not eligible for this exemption.

We have accrued all LAT payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws, less amounts previously paid under the levy method applied by relevant local tax authorities. However, provision for LAT requires our management to use a significant amount of judgment with respect to, among other things, the anticipated total proceeds to be derived from the sale of the entire phase of the project or the entire project, the total appreciation of project value and the various deductible items. Given the time gap between the point at which we make provisions for and the point at which we settle the full amount of LAT payable, the relevant tax authorities may not necessarily agree with our apportionment of deductible expense or other bases on which we calculate LAT. As a result, our LAT expenses as recorded in our financial statements of a particular period may require subsequent adjustments. If the LAT provisions we have made are substantially lower than the actual LAT amounts assessed by the tax authorities in the future, our results of operations and cash flows will be materially and adversely affected.

Our operations may be affected by the real property taxes to be imposed by the PRC government.

In another attempt to cool the real estate market, the PRC government has been considering imposing real property tax on a nationwide scale and has designated Shanghai and Chongqing as trial regions. In response, on January 27, 2011 both Shanghai and Chongqing promulgated local rules regarding the imposition of real property tax, with such rules taking effect on January 28, 2011. On February 20, 2013, the State Council, in an executive meeting, stated a new policy regarding the real property tax. The government will select more trial regions for the real property tax this year. Real property tax regulations may eventually be officially promulgated at the national level; any such regulation could significantly impact the real estate market. In light of these developments, we cannot guarantee that our operations will not be adversely affected.

We may be required to pay additional corporate income taxes in China.

Based on the levy method applied by the Zhengzhou local tax bureau before 2011, our subsidiaries in Zhengzhou were paying corporate income tax, or CIT, on a deemed profit basis, where taxable income was deemed to be 15% of cash receipts, regardless of actual income generated in that year. The local tax authorities may challenge our basis as compared to the actual income basis. Accordingly, we may be subject to CIT on our actual taxable income for the years prior to 2011. We have made provision for the full amount of applicable CIT calculated in accordance with the relevant PRC tax laws and regulations, but we paid CIT each year as required by the local tax authorities. We cannot guarantee that we will not be required to pay additional taxes in accordance with the PRC tax laws and regulations or that our accrued deferred tax liabilities will be sufficient to cover any additional CIT payments we will be required to pay in the future with respect to past financial periods.

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

The CIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for the CIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Under the Notice on the Issues Regarding Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria, which was retroactively effective as of January 1, 2008, an overseas incorporated, domestically-controlled enterprise will be recognized as a PRC resident enterprise if it satisfies certain conditions. However, it is still unclear whether PRC tax authorities would require us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new CIT Law to a PRC resident recipient.

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

We intend to continue promoting the “Xinyuan” brand in selected Tier II and Tier III cities by delivering quality products and attentive real estate-related services to our customers. Our brand is integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to satisfy customer needs by further developing and maintaining quality of our services across our operations, as well as our ability to respond to competitive pressures. If we are unable to satisfy customer needs or if our public image or reputation were otherwise hindered, our business transactions with our customers may decline, which could in turn adversely affect our results of operations.

We may be required to record impairment charges in the future.

If the projected profitability of a given project deteriorates due to a decline in the pace of unit sales, a decline in selling prices, or some other factor, such project is reviewed for possible impairment by comparing the estimated future undiscounted cash flows for the project to its carrying value. If the estimated future undiscounted cash flows are less than the project’s carrying value, the project is written down to its estimated fair value. On a quarterly basis we are required to conduct impairment tests on our projects. If business conditions deteriorate, there is a potential risk that impairment charges will be recorded, which may have a material adverse effect on our results of operation.

Any unauthorized use of our brand or trademark may adversely affect our business.

We own trademarks for "鑫苑" in the form of Chinese characters and our company logo in the PRC. We have not registered such trademarks in the U.S. We rely on the PRC intellectual property and anti-unfair competition laws and contractual restrictions to protect brand name and trademarks. We believe our brand, trademarks and other intellectual property rights are important to our success. Any unauthorized use of our brand, trademarks and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States or the Cayman Islands, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, our reputation may be harmed and our business may be adversely affected.

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

If we provide seller-financing, we face the risk that our homebuyers may default in their obligations, which could result in a delay of revenue recognition and could negatively affect our financial results.

During part of the years 2011 and 2012, due to the restrictions of mortgages to second home buyers, we employed seller-financed contract arrangements under which homebuyer could pay the purchase price for the residential unit in installment payments. We performed credit checks on homebuyers to whom we offer seller-financed arrangements and would likewise do so if we offer seller-financing in the future. However, there is no assurance that the data provided will be completely accurate or current. Moreover, there is limit as to the extensiveness of the investigation we are able to conduct with respect to each homebuyer. Our check may not have revealed and any checks in the future may not reveal all the matters that an in-depth independent investigation performed by a bank or specialist whose primary business is credit review could uncover.

Our risk of monetary loss under any seller-financed agreement is mitigated by the homebuyers' deposits we hold as collateral and our retention of possession and title to the apartments until the purchase price is paid in full. However, if any homebuyer to whom we have offered seller financing arrangement defaults, our ability to recognize revenue from the sale of the affected apartment will be delayed, we may incur additional expenses in selling the apartment and our financial results could be adversely affected. Were we to offer seller financing arrangement in the future, we would face similar risks of homebuyer defaults.

Our property development schedule may be delayed and our development costs may increase as a result of delayed governmental demolition and resettlement processes if we were to acquire land requiring demolition of existing properties.

According to Urban Housing Resettlement Administration Regulations and applicable local regulations, in the case where we are responsible for demolishing existing properties and relocating existing residents, we will be required to pay the corresponding demolition and resettlement costs. If the parties responsible for and subject to the demolition and resettlement fail to reach agreements, either of them may apply for a ruling with the relevant governmental authorities; if the parties are not satisfied with the ruling, they may initiate proceedings in a people's court within three months from the date of such ruling, which may delay the project. Our practice has been to acquire land where demolition of existing properties and resettlement of residents is not required. However, if we were to acquire land where such actions are required, issues in the demolition and resettlement processes may affect our reputation, increase our costs and delay the pre-sales of the relevant project, which may in turn adversely affect our business, financial position and operational performance.

To the extent demolition and resettlement are required in any of our future property developments, we will be required to compensate existing residents an amount calculated in accordance with local resettlement compensations standards. These local standards may change from time to time without advance notice. If such compensation standards are changed to increase the compensation we are required to pay, our land acquisition costs may increase, which could adversely affect our financial condition and results of operations. In respect of projects in which the resettlement cost are borne by us, if we or the local government fail to reach an agreement over the amount of compensation with any existing owner or resident, any party may apply to the relevant authorities for a ruling on the compensation amount. Dissenting owners and residents may also refuse to relocate. Any administrative process or resistance or refusal to relocate may delay our future project development schedules, and an unfavorable final ruling may result in us paying more than the amount required by the local standards. Any occurrence of the above factors may result in increases in our future development costs, which can adversely affect our cash flows, financial condition and results of operations.

We could be adversely affected by potential violations of the U.S. Foreign Corrupt Practices Act.

The U.S. Foreign Corrupt Practices Act, or FCPA, generally prohibits companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate and retain employees in China and the United States, and we rely on our management structure, regulatory and legal resources and effective operation of our compliance program to direct, manage and monitor the activities of our employees. Despite our training, oversight and compliance programs, we cannot assure you that our internal control policies and procedures always will protect us from deliberate, reckless or inadvertent acts of our employees or agents that contravene on compliance policies or violate applicable laws. Our continued expansion in China and U.S. could increase the risk of such violations in the future. Violations of the FCPA, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations or financial condition.

Risks Relating to the Residential Property Industry in China

Our operations are highly subject to government policies and regulations in the real estate market.

Since 2010, the PRC government has been tightening its control of the real estate market with the aim of curbing increases in property prices.

On January 7, 2010, the general office of the PRC State Council issued a circular to all ministries and provincial-level local governments to control the rapid increase in housing prices and cool down the real estate market in China. The circular reiterated that the purchasers of a second residential property for their households must make down payments of not less than 40% of the purchase price and the real estate developers must commence the sale within the mandated period as set forth in the pre-sale approvals and at the publicly announced prices. Further, in order to implement the requirements set out in the State Council’s circular, the Ministry of Land and Resources, or the MLR, issued a notice on March 8, 2010 in relation to increasing the supply of, and strengthening the supervision over, land for real estate development purposes. The MLR’s notice stipulated that the floor price of a parcel of land must not be lower than 70% of the benchmark land price set for the area in which the parcel is located, and that real estate developers participating in land auctions must pay a deposit equivalent to 20% of the land parcel’s floor price.

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

The General Office of the State Council promulgated the Circular on Issues Relevant to Improving the Regulation and Control of the Real Property Market on January 26, 2011, which required each city’s government to appropriately set and publicize its target for controlling the prices of local, newly built, residential housing units in 2011. In addition, this circular also provided that for a household purchasing a second residential household property by mortgage financing, the down payment must be at least 60% of the purchase price and the interest rate for the mortgage on such property must be at least 1.1 times the benchmark interest rate; in municipalities, the capital city of each province, and other cities where housing prices are too high, a local resident household having one residential household property or a non-local resident household which is able to provide the requisite certificates showing payment of individual income tax or social insurance contribution for a certain number of years, may only purchase one additional residential property; for a local resident household already having two or more residential properties or a non-local resident household that already has one or more residential properties or is unable to provide the requisite certificates, the purchase of any residential properties in the local area is not permitted. Localities that have already promulgated their own policies on limiting the purchase of residential properties must bring those policies in line with the abovementioned principle as soon as possible. Municipalities, capital cities of each province, and other cities where housing prices are too high must promulgate policies to limit the purchase of residential properties.

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

On February 20, 2013, the PRC State Council, in an executive meeting, stated that it is still a national policy to take action to curb investment and speculation in the housing market. The State Council required the local governments to continue to stabilize housing prices and restrict the speculation in the housing market. The meeting also determined that the trial regions for real property tax will be enlarged.

On February 26, 2013, the General Office of the State Council announced the Notice on Continuing to Improve the Regulation and Control of the Real Estate Market, which, among others, provides the following requirements: (i) limitations on the purchase of commodity properties must be strictly implemented, and the scope of such limitations must cover all newly constructed commodity properties and second-hand properties located within the entire administrative area of the city in question; (ii) for those cities with excessive growth in housing prices, the local counterparts of the PBOC may further increase down payment ratios and interest rates for loans to purchase second properties in accordance with the price control policies and targets of the corresponding local governments; (iii) the gains generated from the sale of a self-owned property shall be subject to individual income tax at a rate of 20%, if the original value of such property can be verified through historical information such as tax filings and property registration.

As of March 31, 2013, echoing the notice of General Office of the State Council, Guangdong, Beijing, Shanghai and Chongqing and other major cities in the PRC have promulgated, respectively, local implementing policies, which among others, reiterated the requirements regarding: (i) limitations on the purchase of properties within the local region; (ii) stabilizing price increases of local properties; (iii) strictly implementing policies on down payment ratios and interest rates for loans to purchase second properties and prohibiting providing loans to purchase third properties; and (iv) strict enforcement of individual income tax collection on the gains generated from the sale of a self-owned property.

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

On December 24, 2011, the MOFCOM and the NDRC jointly issued the Catalogue of Industries for Guiding Foreign Investment (2011 Revision), or the Catalogue 2011, which took effect on January 30, 2012. Consistent with the provisions of a prior catalogue, Catalogue 2011 restricts the construction and operation of high-end residential and commercial properties by foreign investment entities. In addition, although it continues to be a permitted type of investment, the development and construction of ordinary residential properties was removed from the “encouraged” category of investment.

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

The residential property industry in the PRC is still in a relatively early stage of development. Although demand for residential property in the PRC has been growing rapidly in recent years, such growth is often coupled with volatility in market conditions and fluctuation in property prices. It is extremely difficult to predict how much and when demand will develop, as many social, political, economic, legal and other factors, most of which are beyond our control, may affect the development of the market. The level of uncertainty is increased by the limited availability of accurate financial and market information as well as the overall low level of transparency in the PRC, especially in Tier II and Tier III cities, which have lagged in progress in these aspects when compared to Tier I cities.

We face intense competition from other real estate developers.

The property industry in the PRC is highly competitive. In the Tier II and Tier III cities we focus on, local and regional property developers are our major competitors, and an increasing number of large state-owned and private national property developers have started entering these markets. Many of our competitors, especially the state-owned and private national property developers, are well capitalized and have greater financial, marketing and other resources than we have. Some also have larger land banks, greater economies of scale, broader name recognition, a longer track record and more established relationships in certain markets. In addition, the PRC government’s recent measures designed to reduce land supply further increased competition for land among property developers.

Competition among property developers may result in increased costs for the acquisition of land for development, increased costs for raw materials, shortages of skilled contractors, oversupply of properties, decrease in property prices in certain parts of the PRC, a slowdown in the rate at which new property developments will be approved and/or reviewed by the relevant government authorities and an increase in administrative costs for hiring or retaining qualified personnel, any of which may adversely affect our business and financial condition. Furthermore, property developers that are better capitalized than we are may be more competitive in acquiring land through the auction process. If we cannot respond to changes in market conditions as promptly and effectively as our competitors or effectively compete for land acquisitions through the auction systems, our business and financial condition will be adversely affected.

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

A majority of the purchasers of our residential properties rely on mortgages to fund their purchases. If the availability or attractiveness of mortgage financing is reduced or limited, many of our prospective customers may not desire or be able to purchase our properties and, as a result, our business, liquidity and results of operations could be adversely affected. Among other factors, the availability and cost of mortgage financing may be affected by changes in PRC regulations or policies or changes in interest rates.

The recent circulars issued by the PRC State Council and related measures taken by local governments and banks have restricted and may continue to restrict the ability of purchasers to qualify for or obtain mortgage financing. Since January 26, 2011, for a household purchasing a second residential household property with mortgage financing, the down payment must be at least 60% of the purchase price and the interest rate for the mortgage on such property must be at least 1.1 times the benchmark interest rate. The notice of the General Office of the State Council promulgated on February 26, 2013 authorized local counterparts of the PBOC to further increase down payment ratios and interest rates for loans to purchase second properties in accordance with the price control policies and targets of the corresponding local governments. In addition, the suspension of loans to purchase a third residential property has been continued. We cannot predict how long these policies will continue or what other action, if any, the banks in cities in which we operate may take.

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

We currently receive all of our revenues from operations in the PRC in RMB. The PRC government regulates the conversion between RMB and foreign currencies. Over the years, the PRC government has significantly reduced its control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions and payment of dividends. However, foreign exchange transactions by our PRC subsidiaries under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. There can be no assurance that these PRC laws and regulations on foreign investment will not cast uncertainties on our financing and operating plans in China. Under current foreign exchange regulations in China, subject to the relevant registration at the SAFE, we will be able to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, there can be no assurance that the current PRC foreign exchange policies regarding debt service and payment of dividends in foreign currencies will continue in the future. Changes in PRC foreign exchange policies might have a negative impact on our ability to service our foreign currency-denominated indebtedness and to distribute dividends to our shareholders in foreign currencies.

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

The value of RMB depends, to a large extent, on China’s domestic and international economic, financial and political developments and government policies, as well as the currency’s supply and demand in the local and international markets. Since 2005, the PRC central bank has allowed the official RMB exchange rate to float within a band against a basket of foreign currencies. There can be no assurance that such exchange rate will not fluctuate widely against the U.S. dollar or any other foreign currency in the future. Fluctuation of the value of RMB will affect the amount of our non-RMB debt service in RMB terms since we have to convert RMB into non-RMB currencies to service our foreign debt. Since substantially all of our income and profits are denominated in RMB, any appreciation of RMB will also increase the value of, and any dividends payable on, our ADSs in foreign currency terms. Conversely, any depreciation of RMB will decrease the value of, and any dividends payable on, our ADSs in foreign currency terms.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise adversely affect us.

On October 21, 2005, the SAFE issued the Circular of the SAFE on Relevant Issues Concerning Foreign Exchange Administration for Financing and Round-Trip Investment Undertaken by Domestic Residents Through Overseas Special-Purpose Vehicles, or the Circular No. 75, requiring PRC residents to register with the local SAFE branch before establishing or acquiring control of any company outside of China for the purposes of financing such offshore company to acquire assets or equity interests in a PRC company. Once such a special purpose vehicle, or SPV, undergoes major changes in capital (including overseas equity or convertible bonds financing), PRC residents must make an application for the registration of such change within 30 days of the occurrence of the event. On May 20, 2011, the SAFE issued the Circular of the SAFE on Operating Rules Concerning Financing and Round-Trip Investment Undertaken by Domestic Residents through Overseas Special-Purpose Vehicles, or the Circular No. 19, which took effect on July 1, 2011 and provides that PRC residents can set up offshore SPVs before obtaining SAFE registration. Circular No. 19 also exempts from the Circular No. 75 registration requirements, onshore foreign invested enterprises, or FIEs, set up by offshore companies controlled by PRC residents, where the offshore company was not set up primarily as a financing vehicle for round-trip investments ( e.g., those that have undertaken standard overseas investments and operations, but then incidentally made a re-investment back onshore). Circular No. 19 makes registration possible for those round-trip SPVs that should have but failed to register as required by Circular No. 75 but indicates that the SAFE will penalize such offenders; such penalties can be severe, including a fine amounting to a certain percentage of all funds remitted by the onshore subsidiary to the SPV after November 1, 2005, and possible criminal prosecution. Additionally, as a result of uncertainty concerning the reconciliation of these notices with other approval or registration requirements, it remains unclear how these notices, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We believe that all of our shareholders who were PRC citizens or residents at the time of our initial public offering completed their required registrations with the SAFE in accordance with Circular No. 75 prior to, and immediately after, the completion of our initial public offering. As a publicly traded company in the U.S., we may not at all times know of the identities of all of our beneficial owners who are PRC citizens or residents, and we may have little control over either our present or prospective direct or indirect PRC resident beneficial owners or the outcome of such registration procedures. The failure or inability of these PRC resident beneficial owners to comply with applicable SAFE registration requirements may subject us to the sanctions described above, including sanctions which may impede our ability to contribute the additional capital from our proceeds of any future offerings to our PRC subsidiaries, and our PRC subsidiaries' ability to pay dividends or distribute profits to us.

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

Certain areas of China, including the Tier II and Tier III cities where we operate, are susceptible to epidemics such as Severe Acute Respiratory Syndrome, or SARS, avian or swine influenza. A recurrence of SARS, avian or swine influenza or any epidemic in these cities or other areas of China could result in material disruptions to our property developments, which in turn could materially and adversely affect our financial condition and results of operations.

We may face PRC regulatory risks relating to our equity incentive plan and long term incentive plan.

In February 2012, the SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice, which replaced the previous Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan of Overseas-Listed Company promulgated by the SAFE on March 28, 2007. Under the Stock Option Notice, if a PRC resident participates in any employee stock incentive plan of an overseas listed company, a qualified domestic PRC agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such individual, an application with the SAFE or its local counterpart to obtain approval for an annual allowance with respect to the foreign exchange in connection with the stock holding or share option exercises. Concurrently, the qualified domestic PRC agent or the PRC subsidiary must also obtain approval from the SAFE or its local counterpart to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon the sale of shares, any dividends issued on the stock and any other income or expenditures approved by the SAFE or its local counterpart. If we, or any of these persons mentioned above, fail to comply with the relevant rules or requirements, we may be subject to penalties, and may become subject to more stringent review and approval processes with respect to our foreign exchange activities, such as our PRC subsidiaries’ dividend payment to us or borrowing foreign currency loans, all of which may adversely affect our business and financial condition.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, or SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspection of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future auditor quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedure. As a result, investors may be deprived of the benefits of the PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

The SEC has brought administrative proceedings against five accounting firms in China recently, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain other China-based companies. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, our auditor that issues the audit reports included in our annual reports filed with the SEC is one of the five accounting firms named in the SEC’s proceedings and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms. If the SEC prevails in the proceedings, our auditor and other four accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence may be unable to continue to be the auditors for China-based companies like us. If none of the China-based accounting firms are able to continue to be auditors for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration from the SEC and delisting from the NYSE.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly operating results, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other real estate developers, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between RMB and the U.S. dollar, release of transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance and fluctuation in market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

We may raise additional capital through the sale of additional equity or debt securities, which could result in additional dilution to our shareholders, or impose upon us additional financial obligations.

We may require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of our property developments, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations, including our ability to pay dividends or redeem stock. We cannot guarantee that financing will be available in amounts or on terms acceptable to us, if at all.

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

Sales of our ADSs or common shares in the public market, or the perception that such sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2012, we had 141,938,398 common shares outstanding, including 85,372,434 common shares represented by 42,686,217 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining common shares outstanding are available for sale, subject to any volume and other restrictions as applicable under Rule 144 under the Securities Act. To the extent that common shares are sold into the market, the market price of our ADSs could decline.

The interests of our major shareholders may not be aligned with the interests of our other shareholders.

As of December 31, 2012, Mr. Yong Zhang, Chairman of our board of directors and Chief Executive Officer, together with his spouse, Ms. Yuyan Yang, also a board member and Vice President, beneficially owned 38.9% of our outstanding share capital. Accordingly, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership by our major shareholders may result in actions being taken even if opposed by our other shareholders. In addition, it may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

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

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our wholly-owned subsidiaries in China. Most of our assets are located in China. In addition, many of our directors and senior executive officers reside within China and some or all of the assets of those persons are located outside of the United States. As a result, it may not be possible to affect service of process within the United States or elsewhere outside China upon our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you are successful in bringing an action of this kind, the respective laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2012 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

In mergers and acquisitions where the merged company or consolidated company will continue to be a Cayman Islands entity, dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands courts) if they follow required procedures, subject to certain exceptions. However, these rights have never been tested before the Cayman Islands court and as a result, they may not be comparable to the appraisal rights that would ordinarily be available to dissenting shareholders of a U.S. company.

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

Based on the composition of our assets and income and the current expectations, while not free from doubt, we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2012 and we do not expect to become a PFIC with respect to our current taxable year or the foreseeable future. The determination of our PFIC status is dependent upon the composition of our income and assets and, in addition, we must make a separate determination at the close of each taxable year as to whether we are a PFIC. Accordingly, we cannot assure you that we were not a PFIC for the year 2012 or will not be a PFIC for our current taxable year ending December 31, 2013 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “ITEM 10. ADDITIONAL INFORMATION—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a Cayman Islands holding company and conduct substantially all of our business through our operating subsidiaries in China. We were founded by Yong Zhang, our Chairman and Chief Executive Officer, and commenced operations in 1997 in Zhengzhou, the provincial capital of Henan Province. Since 2006, we have expanded into other Tier II cities and Tier III cities in China which we strategically selected based on a set of criteria. Our selection criteria includes population and urbanization growth rate, general economic condition and growth rate, disposable income and purchasing power of resident consumers, anticipated demand for private residential properties, availability of future land supply and land prices and governmental urban planning and development policies. We have established operations in seven Tier II and Tier III cities in China, comprised of Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Suzhou, Kunshan and Xuzhou in Jiangsu Province and Zhengzhou in Henan Province. In 2012, we acquired via auction a parcel of land in Beijing, representing an opportunistic acquisition in a satellite city or suburb of a Tier I city in China. In 2012, we expanded our business to the U.S. residential real estate market and acquired three projects in Reno, Nevada, Irvine, California and Brooklyn, New York, respectively.

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

B.	Business Overview

We are a real estate developer that primarily focuses on residential properties in Tier II and Tier III cities in China. Our standardized and scalable model emphasizes rapid asset turnover, efficient capital management and strict cost control.

We focus on developing large scale quality residential projects, which typically consist of multiple residential buildings that include multi-layer apartment buildings, sub-high-rise apartment buildings or high-rise apartment buildings. Several of our projects include auxiliary services and amenities such as retail outlets, leisure and health facilities, kindergartens and schools. We also develop small scale residential properties. Our developments aim at providing middle-income consumers with a comfortable and convenient community life. In addition, we provide property management services for our developments and other real estate-related services to our customers. We acquire development sites in China primarily through public auctions of government land although we have recently commenced utilizing a negotiated land acquisition model. This acquisition method allows us to obtain unencumbered land use rights to unoccupied land without the need for additional demolition, re-settlement or protracted legal processes to obtain title. As a result, we are able to commence construction relatively quickly after we acquire a site for development.

We have expanded our business and operations significantly during the past three years. The number of projects we had under construction increased from five projects with a total GFA of 1,389,332 square meters as of December 31, 2009, to nine projects with a total GFA 2,182,821 square meters as of December 31, 2012. We have five additional projects with a total GFA of 599,978 square meters under planning as of December 31, 2012. As of December 31, 2012, we have completed 24 projects with a total GFA of approximately 2,579,915 square meters and comprising a total of 30,820 units, more than 99.6% of which have been sold. For the three years ended December 31, 2010, 2011 and 2012, our revenues were US$450.0 million, US$687.5 million and US$914.8 million, respectively, representing a compound annual growth rate, or CAGR, of 42.6%. Our net income for the same periods was US$51.1 million, US$102.3 million and US$157.0 million, respectively.

While our primary focus continues to be residential real estate development in Tier II and Tier III cities in China, we see potential opportunities for residential projects in the United States that might be attractive to both Chinese and U.S. buyers. In 2012, we acquired a real estate project portfolio in Reno, Nevada, comprised of 325 finished lots and 185 acres of undeveloped land for approximately US$7.4 million. We had an opportunity to promptly release several parcels of the total portfolio and recognized revenue in the amount of US$8.2 million as of December 31, 2012. We also paid US$10.0 million to acquire 15 finished luxury condominium units in Irvine, California and acquired a 8,094 square meters parcel of land in the Williamsburg neighborhood of Brooklyn, New York for US$54.2 million, on which we plan to build 216 condominium units with net sellable floor area of approximately 37,078 square meters.

We intend to continue our expansion in selected Tier II and Tier III cities as suitable opportunities arise. We may also pursue attractive opportunities, when available, to expand into satellite cities or suburbs of Tier I cities. The following map illustrates the geographic locations of our current operations and selected potential target Tier II and Tier III cities for expansion in the future:

	Chengdu	Zhengzhou	Jinan	Hefei	Suzhou	Kunshan	Xuzhou	Beijing	Total
City Information (1)(2) :
Population (millions)	14.1	8.9	6.1	7.5	6.4	1.7	9.8	20.2	74.7
Real GDP Growth	15.2%	13.2%	10.6%	15.4%	12.0%	15.8%	13.5%	8.1%	—
Per Capital Disposable Income for urban households (RMB in thousands)	23.9	21.6	28.9	22.5	33.0	35.2	19.2	32.9	—
Residential Real Estate Investment (RMB in billions)	159.6	92.4	52.7	88.0	122.0	—	13.0	303.6	—

Notes:

(1) Sources: 2011 National Economic and Social Development Statistical Bulletin of various cities.

(2) Data information of Suzhou includes the data of Kunshan.

We also intend to continue our expansion in the U.S. as suitable opportunities arise, focusing on both the east and the west coast.

Our Markets

We currently operate in eight markets in China — Beijing, Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Suzhou, Kunshan and Xuzhou in Jiangsu Province and Zhengzhou in Henan Province. We also operate in three cities in the U.S. — Irvine, California; Reno, Nevada and Brooklyn, New York.

The following table sets forth the numbers of our projects and the total GFA in each location indicated as of December 31, 2012.

	Properties under construction(m 2 )	Properties under planning(m 2 )	Properties held for sale (m 2 )	Completed projects (m 2 )	Total number of projects(m 2 )	Total GFA (m 2 )
China
Beijing	0	118,300	0	0	1	118,300
Chengdu	217,010	0	0	231,032	2	448,042
Zhengzhou	800,693	207,400	0	1,293,194	22	2,301,287
Jinan	565,356	0	0	425,733	4	991,089
Hefei	0	0	0	145,455	1	145,455
Suzhou	0	126,500	0	484,501	4	611,001
Kunshan	497,941	0	0	0	1	497,941
Xuzhou	101,821	110,700	0	0	2	212,521
Total	2,182,821	562,900	0	2,579,915	37	5,325,636
The U.S.
Irvine	0	0	2,865	0	1	2,865
Nevada(1)	0	0	N/A	0	1	N/A
New York	0	37,078		0	1	37,078
Total	2,182,821	599,978	2,865	2,579,915	40	5,365,579

(1) Northern Nevada Land Portfolio is a project portfolio comprised of 325 finished lots and 185 acres of undeveloped land at eight different sites in the northern Nevada region near the Reno-Spark metropolitan area.

For a discussion of revenues from each geographical segment in each of 2010, 2011 and 2012, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – A. Operating Results - Discussion of Segment Operations.”

Our Property Projects

Overview

We offer the following four main types of real estate property products:

•	multi-layer apartment buildings, which, in China, are typically six stories or less and normally require nine to 12 months to construct after we obtain the related construction permit;

•	sub-high-rise apartment buildings, which, in China, are typically seven to 11 stories and normally require 12 to 18 months to construct after we obtain the related construction permit;

•	high-rise apartment buildings, which, in China, are typically 12 to 33 stories and normally require 18 to 24 months to construct after we obtain the related construction permit; and

•	office, mixed-use and commercial properties which we began to offer since 2012.

Our projects are in one of the following five stages:

•	properties under construction, comprising properties for which the construction permits have been obtained;

•	properties under planning, comprising properties for which we have entered into land grant contracts and are in the process of obtaining the required permits to begin construction;

•	completed projects, comprising projects for which the construction of which have been completed;

•	investment properties, comprising projects for which the construction of which have been completed and we plans to hold and manage and;

•	properties held for sale, comprising of land and properties for which we purchase and hold for sale.

Properties under Construction and Properties under Planning

The following table sets forth each of our properties currently under construction or planning as of December 31, 2012:

Project Name	Location	Type of Products (1)	Construction Commencement Date	Pre-sale Commencement Date (2)	Total Site Area (m [2] )	Total GFA (m [2] )	Total Number Of Units (4)	Number Of Units Sold	GFA Sold
Kunshan International City Garden	Kunshan	M/H	07/2008	09/2008	200,008	497,941	5,133	4,789	458,956
Xuzhou Colorful Garden	Xuzhou	M/H	05/2010	08/2010	46,777	101,821	858	848	100,124
Zhengzhou Modern City(3)	Zhengzhou	M/H	01/2010	05/2010	60,556	226,425	2,513	2,500	223,240
Zhengzhou Yipin Xiangshan Phase II	Zhengzhou	M/S	12/2010	03/2011	81,345	198,192	2,078	2,041	192,961
Zhengzhou Century East A	Zhengzhou	M/H	04/2011	11/2012	22,418	77,341	767	123	12,472
Zhengzhou Century East B	Zhengzhou	M/H	02/2011	06/2011	51,372	166,497	1,677	1,362	130,420
Zhengzhou Royal Palace	Zhengzhou	M/H	06/2011	09/2011	45,716	132,238	1,865	1,032	81,697
Chengdu Xinyuan Splendid II	Chengdu	H	02/2010	04/2010	30,497	217,010	2,782	2,778	216,457
Jinan Xinyuan Splendid	Jinan	M/H	03/2011	05/2011	200,180	565,356	5,183	2,706	225,243
Subtotal					738,869	2,182,821	22,856	18,179	1,641,570
Newly Acquired Zhengzhou Land	Zhengzhou	H	03/2013	09/2013	61,078	207,400	TBD	—	—
Newly Acquired Xuzhou Land	Xuzhou	H	06/2013	09/2013	45,046	110,700	TBD	—	—
Newly Acquired Suzhou Land	Suzhou	H	—	—	51,246	126,500	TBD	—	—
Newly Acquired Beijing Land	Beijing	MU	—	—	57,862	118,300	TBD	—	—
Newly Acquired New York Land	New York	S	—	—	8,094	37,078	TBD	—	—
Subtotal					223,326	599,978
Total					962,195	2,782,799	22,856	18,179	1,641,570

(1)	“M” refers to multi-layer buildings, “H” refers to high-rise buildings, “S” refers to sub-high-rise buildings and “MU” refers to office, mixed-use and commercial properties.

(2)	Pre-sale commencement dates refer to dates on which we began or expect to begin pre-sale activities after receiving the relevant pre-sale permits.

(3)	Zhengzhou Modern City was previously being developed under the name Zhengzhou Longhai Road Project.

(4)	“TBD” refers to “to be determined.”

Properties under Construction

Kunshan, Jiangsu Province

Kunshan International City Garden. Kunshan International City Garden is located on Lucheng Road in Kunshan of the Jiangsu Province. This project covers a site area of 200,008 square meters and has a total GFA of 497,941 square meters, of which 5,989 square meters are for multi-layer buildings, 482,063 square meters are for high-rise buildings and 9,889 square meters are for retail stores. We acquired the site in December 2007, commenced construction of this project in July 2008, and expect to deliver it in 2013. This project, when completed, will consist of 5,133 units. We started pre-sales in September 2008, and, as of December 31, 2012, we had sold 4,789 units with a total GFA of 458,956 square meters.

Xuzhou, Jiangsu Province

Xuzhou Xinyuan Colorful Garden. Xuzhou Xinyuan Colorful Garden is located north of the Quanshan District in Xuzhou. This project covers a site area of 46,777 square meters and has a total GFA of 101,821 square meters, of which 47,983 square meters are for multi-layer buildings, 53,023 square meters are for high-rise buildings and 815 square meters are for retail stores. We acquired the site in October 2009, commenced construction of this project in May 2010, and delivered it in 2012. This project, when completed, will consist of 858 units. We started pre-sales in August 2010, and as of December 31, 2012, we had sold 848 units with a total GFA of 100,124 square meters.

Zhengzhou, Henan Province

Zhengzhou Modern City. Zhengzhou Modern City is located on Longhai Road in the Erqi District in Zhengzhou. This project covers a site area of 60,556 square meters and has a total GFA of 226,425 square meters, of which 214,402 square meters are for multi-layer buildings and 12,023 square meters are for retail stores. We acquired the site in September 2004, commenced construction in January 2010, and started delivery in 2012. Acquired directly from a private owner versus our usual arm’s length auction process, it took us over five years to commence construction on this project due to as commercial and title issues with the previous private owner, relocation of previous residents, structure demolition and site preparation, and negotiation with the local government on recovery of relocation costs. This project, when completed, will consist of 2,513 units. We started pre-sales in May 2010, and, as of December 31, 2012, we had sold 2,500 units with a total GFA of 223,240 square meters.

Zhengzhou Yipin Xiangshan Phase II. Zhengzhou Yipin Xiangshan Phase II is located on Yingcai Street in the Huiji District in Zhengzhou. This project covers a site area of 81,345 square meters, and has a total GFA of 198,192 square meters, of which 57,178 square meters are for multi-layer buildings, 135,535 square meters are for sub-high-rise buildings and 5,479 square meters are for retail stores. Jiantou Xinyuan acquired the site in April 2008, commenced construction in December 2010, started pre-sales in March 2011 and expects to deliver it in 2013. This project, when completed, will consist of 2,078 units. As of December 31, 2012, 2,041 units had been sold with a total GFA of 192,961 square meters.

Zhengzhou Century East A. Zhengzhou Century East A is located south of Yongping Road and west of Kangping Road in the New-East-Zheng District in Zhengzhou. This project covers a site area of 22,418 square meters and is expected to have a total GFA of 77,341 square meters, of which 71,215 square meters are for high-rise buildings and 6,126 square meters are for retail stores. We acquired the site in September 2009, commenced construction in April 2011, started pre-sales in November 2012 and expect to deliver it in 2013. This project, when completed, will consist of 767 units. As of December 31, 2012, 123 units had been sold with a total GFA of 12,472 square meters.

Zhengzhou Century East B. Zhengzhou Century East B is located west of Dongfeng Road and north of Anping Road in the New-East-Zheng District in Zhengzhou. This project covers a site area of 51,372 square meters and is expected to have a total GFA of 166,497 square meters, of which 159,448 square meters are for high-rise buildings and 7,049 square meters are for retail stores. We acquired the site in October 2009, commenced construction of this project in February 2011, and expect to deliver units in 2013. This project, when completed, will consist of 1,677 units. We started pre-sales in June 2011, and as of December 31, 2012, we had sold 1,362 units with a total GFA of 130,420 square meters.

Zhengzhou Royal Palace. Zhengzhou Century Royal Palace is located south of Nongke Road and east of Wenbo Road in Zhengzhou. This project covers a site area of 45,716 square meters and is expected to have a total GFA of 132,238 square meters, of which 41,314 square meters are for multi-layer buildings, 88,371 square meters are for high-rise buildings and 2,553 square meters are for retail stores. We acquired the site in December 2009, commenced construction of this project in June 2011, and expect to deliver units in 2013. This project, when completed, will consist of 1,865 units. We started pre-sales in September 2011, and as of December 31, 2012, we had sold 1,032 units with a total GFA of 81,697 square meters.

Chengdu, Sichuan Province

Chengdu Xinyuan Splendid Phase II. Chengdu Xinyuan Splendid Phase II is located on Donghong Road in the Jinjiang District of Chengdu. This project covers a site area of 30,497 square meters, and has a total GFA of 217,010 square meters, consisting of 8 high-rise buildings. We acquired the site in June 2007, commenced construction of this project in February 2010, and delivered it in 2012. This project, when completed, will consist of 2,782 units. We started pre-sales activities in April 2010, and, as of December 31, 2012, we had sold 2,778 units with a total GFA of 216,457 square meters.

Jinan, Shandong Province

Jinan Xinyuan Splendid. Jinan Xinyuan Splendid is located west of Lishan road and south of Xiaoqinghe road in Jinan. This project covers a site area of 200,180 square meters, and has a total GFA of 565,356 square meters, consisting of 8 high-rise buildings. We acquired the site in October 2009, commenced construction in March 2011, and expect to deliver units in 2013. This project, when completed, will consist of 5,183 units. We started pre-sales activities in May 2011, and, as of December 31, 2012, we had sold 2,706 units with a total GFA of 225,243 square meters.

Properties under Planning

Newly Acquired Zhengzhou Land. The land is located south of Yongping Road and east of Kangping Road in the New-East-Zheng District of Zhengzhou, and is currently under planning. It will cover a site area of 61,078 square meters and is expected to have a total GFA of 207,400 square meters. We acquired the site in December 2011 and expect to commence construction in 2013.

Newly Acquired Xuzhou Land. The land is located south of Kuangshan Road in the Quanshan District in Xuzhou, and is currently under planning. It will cover a site area of 45,046 square meters and is expected to have a total GFA of 110,700 square meters. We acquired the site in December 2011 and expect to commence construction in 2013.

Newly Acquired Suzhou Land. The land is located south of Nantiancheng Road in the Xiangcheng District of Suzhou, and is currently under planning. It will cover a site area of 51,246 square meters and is expected to have a total GFA of 126,500 square meters. We acquired the site in September 2012 and expect to commence construction in 2013.

Newly Acquired Beijing Land. The land is located west of Xinyuan Road in the Daxing District of Beijing, and is currently under planning. It will cover a site area of 57,862 square meters and is expected to have a total GFA of 118,300 square meters. We acquired the site in October 2012 and expect to commence construction in 2013.

Newly Acquired Brooklyn Land. The land is located in South Williamsburg in Brooklyn, New York, the United States, and is currently under planning. It will cover a site area of 8,094 square meters and is expected to have a total GFA of 37,078 square meters. We acquired the site in September 2012 and expect to commence construction in the last quarter of 2013.

Completed Projects

The following table sets forth each of our completed projects as of December 31, 2012.

Project Name	Location	Type of Products	Completion Date	Total Site Area (m [2] )	Total GFA (m [2] )	Total Number of Units	Number of Units Sold	GFA Sold
Zhengzhou Longhai Star Garden	Zhengzhou	M/H/S	12/2000	11,719	39,975	239	239	39,975
Zhengzhou Xinyuan Splendid:
Zhengzhou Xinyuan Splendid 1A	Zhengzhou	M/S	07/2002	35,444	62,623	484	484	62,623
Zhengzhou Xinyuan Splendid 1B	Zhengzhou	M	04/2004	21,800	43,673	333	333	43,673
Zhengzhou Xinyuan Splendid 2A	Zhengzhou	M	04/2003	23,460	39,996	271	271	39,996
Zhengzhou Xinyuan Splendid 2B	Zhengzhou	M	06/2004	19,295	27,041	86	86	27,041
Zhengzhou Xinyuan Splendid 2C	Zhengzhou	S	04/2004	9,968	21,748	132	132	21,748
Zhengzhou Xinyuan Splendid 3A3B3C	Zhengzhou	M/S	08/2005	51,014	114,774	792	792	114,774
Zhengzhou Xinyuan Splendid Haojinge	Zhengzhou	H	11/2004	8,298	31,089	166	166	31,089
Zhengzhou Xinyuan Splendid City Homestead	Zhengzhou	M	08/2005	23,606	45,378	369	369	45,378
Zhengzhou Xinyuan Splendid Subtotal				192,885	386,322	2,633	2,633	386,322
Zhengzhou City Manor	Zhengzhou	M	03/2006	63,089	118,716	1,633	1,633	118,716
Zhengzhou City Family	Zhengzhou	M	12/2006	21,380	39,226	720	720	39,226
Zhengzhou Central Garden—East	Zhengzhou	M/H/S	09/2007	60,849	165,206	1,624	1,624	165,206
Zhengzhou Central Garden—West	Zhengzhou	M/H/S	09/2007	79,464	190,384	1,796	1,796	190,384
Jinan City Family	Jinan	M	11/2007	47,411	61,065	785	785	61,065
Suzhou Lake Splendid	Suzhou	M/H/S	01/2009	130,945	198,113	2,326	2,324	197,776
Hefei Wangjiang Garden	Hefei	M/H	04/2009	51,939	145,455	1,649	1,649	145,455
Suzhou Colorful Garden	Suzhou	M/H	04/2009	41,365	81,506	970	969	81,077
Jinan Elegant Scenery	Jinan	H/S	06/2009	61,502	100,386	1,127	1,127	100,386
Zhengzhou Finance Square	Zhengzhou	H	06/2009	8,410	67,225	917	917	67,225
Jinan International City Garden	Jinan	H/S	01/2010	93,928	264,282	4,672	4,604	262,124
Zhengzhou Xinyuan Colorful Garden	Zhengzhou	M/H	01/2010	74,462	191,891	2,233	2,233	191,891
Zhengzhou Yipin Xiangshan Phase I	Zhengzhou	M/ S	12/2009	57,289	94,249	979	978	93,987
Suzhou International City Garden	Suzhou	H	12/2011	119,089	204,882	2,436	2,430	203,515
Chengdu Xinyuan Splendid I	Chengdu	H	06/2011	34,007	231,032	4,081	3,982	227,343
Total				1,149,733	2,579,915	30,820	30,643	2,571,674

Zhengzhou Central Garden (East and West). Zhengzhou Central Garden is located on Jinshui Road in the District of Zhengzhou, near the central business district of Zhengzhou. The projects cover an aggregate area of 140,313 square meters and have an aggregate GFA of 355,590 square meters, of which 97,627 square meters are for multi layer buildings, 62,570 square meters are for sub-high-rise buildings, 181,789 square meters are for high-rise buildings and 13,604 square meters are for retail stores. The size of the units ranges from studios of approximately 39 square meters to luxury duplex units of approximately 175 square meters. We acquired the site in March 2005, commenced construction of Zhengzhou Central Garden (East) in November 2005, started pre-sales in December 2005 and delivered it in September 2007. We commenced construction of Zhengzhou Central Garden (West) in December 2005, started pre-sales in January 2006 and delivered it in September 2007. All of the 3,420 saleable units of the projects have been sold.

Jinan City Family. Jinan City Family is located on Zhangzhuang Road in the Huaiyin District in Jinan. Jinan City Family covers a site area of 47,411 square meters and has a total GFA of 61,065 square meters, of which 60,256 square meters are for multi-layer buildings and 809 square meters are for retail stores. We acquired the site in August 2006, commenced construction of this project in October 2006 and delivered it in November 2007. All of the 785 saleable units have been sold.

Suzhou Lake Splendid. Suzhou Lake Splendid is located on Tongda Road in the Wuzhong District in Suzhou. Suzhou Lake Splendid covers a site area of 130,945 square meters and has a total GFA of 198,113 square meters, of which 98,704 square meters are for multi-layer buildings, 58,449 square meters are for sub-high-rise buildings, 35,800 square meters are for high-rise buildings and 5,160 square meters are for retail stores. We acquired the site in January 2007, commenced construction of this project in March 2007, and delivered it in January 2009. As of December 31, 2012, we had sold 2,324 units out of 2,326 saleable units.

Hefei Wangjiang Garden. Hefei Wangjiang Garden is located on Wangjiang Road in the Baohe District in Hefei. Hefei Wangjiang Garden covers a site area of 51,939 square meters and has a total GFA of 145,455 square meters, of which 9,436 square meters are for multi-layer buildings, 135,157 square meters are for high-rise buildings and 862 square meters are for retail stores. We acquired the site in February 2007, commenced construction of this project in May 2007 and delivered it in April 2009. All of the 1,649 saleable units were sold.

Suzhou Colorful Garden. Suzhou Colorful Garden is located on Xihuan Road in the Jinchang District in Suzhou. This project covers a site area of 41,365 square meters and has a total GFA of 81,506 square meters, which consists of 33,231 square meters of multi-layer buildings, 45,801 square meters of high-rise buildings and 2,474 square meters of retail stores. We acquired the site in January 2007, commenced construction of this project in June 2007 and delivered it in April 2009. As of December 31, 2012, we had sold 969 units out of 970 saleable units.

Jinan Elegant Scenery. Jinan Elegant Scenery is located on Autoplant Road East of the Tianqiao District in Jinan. Jinan Elegant Scenery covers a site area of 61,502 square meters and has a total GFA of 100,386 square meters, of which 78,862 square meters are for sub-high-rise buildings, 15,763 square meters are for high-rise buildings, 5,120 square meters are for retail stores and 641 square meters are for basements. We acquired the site in December 2006, commenced construction of this project in December 2006 and delivered it in June 2009. As of December 31, 2012, all of the 1,127 saleable units were sold.

Zhengzhou Finance Square. Zhengzhou Finance Square is located on Jingsan Road of the Jinshui District in Zhengzhou. Zhengzhou Finance Square covers a site area of 8,410 square meters and has a total GFA of 67,225 square meters. This project consists of two high-rise buildings. One building with a total GFA of 27,516 square meters is purely for residential use. The other with a total GFA of 39,709 square meters is for both residential and commercial use. We acquired this site in 2004, commenced construction of this project in November 2006 and delivered it in June 2009. As of December 31, 2012, all of the 917 saleable units were sold.

Jinan International City Garden. Jinan International City Garden is located on South Industrial Road in the Hitech Industry Park in Jinan. Jinan International City Garden covers a site area of 93,928 square meters and has a total GFA of 264,282 square meters, of which 178,772 square meters are for high-rise buildings, 65,521 square meters are for sub-high-rise buildings, 9,736 square meters are for retail stores and 10,253 square meters are for basements. We acquired the site in August 2007, commenced construction of this project in September 2007, and delivered it in January 2010. As of December 31, 2012, we had sold 4,604 units out of 4,672 saleable units.

Zhengzhou Xinyuan Colorful Garden. Zhengzhou Xinyuan Colorful Garden is located on Hezuo Road of the Erqi District in Zhengzhou. It covers a site area of 74,462 square meters and has a total GFA of 191,891 square meters, of which 48,780 square meters are for multi-layer buildings, 139,564 square meters are for high-rise buildings and 3,547 square meters are for retail stores. We acquired this site in February 2008, commenced construction of this project in March 2008 and delivered it in January 2010. As of December 31, 2012, all of the 2,233 saleable units were sold.

Zhengzhou Yipin Xiangshan Phase I. Zhengzhou Yipin Xiangshan Phase I is located on Yingcai Street of the Huiji District in Zhengzhou. This project covers a site area of 57,289 square meters, and has a total GFA of 94,249 square meters, of which 26,713 square meters are for multi-layer buildings, 62,492 square meters are for sub-high-rise buildings and 5,044 square meters are for retail stores. Jiantou Xinyuan acquired the site in December 2007, commenced construction of this project in April 2008, and started delivery in December 2009. As of December 31, 2012, we had sold 978 units out of 979 saleable units.

Suzhou International City Garden. Suzhou International City Garden is located on Mayun Road of the Hitech District in Suzhou. It covers a site area of 119,089 square meters, and is expected to have a total GFA of 204,882 square meters, 203,882 square meters of which are for high-rise buildings and 1,000 square meters are for retail stores. We acquired the site in September 2007, commenced construction of this project in February 2008, and delivered in 2011. This project consisted of 2,436 units. As of December 31, 2012, we had sold 2,430 units with a total GFA of 203,515 square meters.

Chengdu Xinyuan Splendid Phase I. Chengdu Xinyuan Splendid Phase I is located on Donghong Road of the Jinjiang District in Chengdu. This project covers a site area of 34,007 square meters, and has a total GFA of 231,032 square meters, consisting of 9 high-rise buildings. We acquired the site in June 2007, commenced construction of this project in November 2007, and started delivery in 2011. This project consisted of 4,081 units. We started pre-sales activities in September 2008, and, as of December 31, 2012, we had sold 3,982 units with a total GFA of 227,343 square meters.

Investment Properties

Xinyuan Priority Lifestyle Shopping Center. In 2012, we began to hold and manage our first retail property, Xinyuan Priority Lifestyle Shopping Center, located in Zhengzhou city, Henan Province. As part of the Zhengzhou Modern City project, the shopping center has a construction GFA of 46,023 square meters. The center is expected to provide retail services, including fashion and jewelry, leisure and entertainment, food and beverage, supermarket, children education and other ancillary services, appealing to mid-to-high income customers within the radius of three to five kilometers. We have already set up a team specialized in commercial space planning and leasing execution under the administration of Henan Xin Priority Commercial Management Co., Ltd, one of our subsidiaries that specializes in asset management.

Properties Held for Sale

Northern Nevada Land Portfolio. The land portfolio is located in the northern Nevada region of the United States near the Reno-Spark metropolitan area and is comprised of 325 finished lots for single family home communities and custom homes, and 185 acres of semi-developed and undeveloped lands for residential use. We acquired this land portfolio in 2012 and resold 255 finished lots and 128 acres of undeveloped land as of December 31, 2012. We expect to sell the remainder of this portfolio in 2013.

Lennox Project. The finished condominium project is located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters out of the total 72 units from a major U.S. developer in August 2012.

Cancelled Projects

Zhengzhou Xinyuan Huating. Zhengzhou Xinyuan Huating is located on Funiu Road of the Zhongyuan District in Zhengzhou. This project was cancelled in the fourth quarter of 2008 due to failure to resolve inconsistent plot ratios provided by different government agencies. 73.8% of the total paid up land premium of US$15,963,565 was refunded in the first quarter of 2009; full recovery of the land premium paid in 2007 and 2008 was refunded in the fourth quarter of 2010.

Our Property Development Operations in China

We have a systematic and standardized process to project development in China, which we implement through several well-defined phases. A significant portion of our process is dedicated to land acquisition, which is segmented into three stages: (i) opportunity identification, (ii) initial planning and budgeting and (iii) land acquisition. The following diagram sets forth the key stages of our property development process.

Opportunity Identification

The first stage of our development process involves the identification of new opportunities for upcoming land auctions in our selected Tier II and Tier III cities around China. Our Land Development Department prepares a strategic plan that specifies our future project development plans and land acquisition requirements. They also conduct in-depth demographic and market research regarding our selected Tier II and Tier III cities. We have formulated a set of criteria in selecting suitable Tier II and Tier III cities to expand our operations based on certain indicators, including, among others:

•	middle to upper rankings in economic strength;

•	populations of approximately five million;

•	clear city development and planning;

•	sustainable land supply at reasonable prices for future developments;

•	acceptable competition levels in the real estate market; and

•	lower level of property speculation.

Once a Tier II or Tier III city has been identified as meeting our selection criteria, we research for upcoming land auctions in the identified city and conduct preliminary analysis on whether a given auction opportunity will meet our project development plans, land acquisition requirements and pre-set investment return criteria. We also conduct in-depth demographic and market research regarding the specific region in which the land site is located.

Since the second half of 2012, we have developed a new model to acquire land through direct negotiation with local governments prior to land auctions in response to local governments' need for funding undeveloped land preparation. Under the direct negotiation model, we enter into a framework cooperation agreement with the local government, pursuant to which we provide land planning advice to the local government with respect to a particular piece of undeveloped land that the government plans to develop. Based on the government's land development plan, the underlying land may be divided into several tranches to be developed on a tranche by tranche basis. Following the government's development plan, we will provide funding in terms of advance payments to the government for land preparation of a particular tranche of land approximately three to six months before the land auction for that tranche. The advance payment usually ranges from 20% to 50% of the estimated opening auction price. The final disposition of the tranche occurs through public auction. Pursuant to the framework cooperation agreement, if we successfully acquire the land through the auction, the advance payment will become part of the land transfer payment. If we fail to acquire the land, we will be refunded the advance payment with an annual interest rate of approximately 10% to 12%. We believe that under the direct negotiation model, we are often in better position to identify and undertake initial planning with respect to targeted parcels as a result of direct involvement in and interaction with the government regarding the development stage of undeveloped lands. As of December 31, 2012, we have entered into three framework cooperation agreements with several local governments, pursuant to which we have paid advance payments in the amount of US$28.6 million, US$ nil million and US$15.9 million with respect to lands in Wuxi, Jiangsu Province, Xingyang, Henan Province and Zhengzhou Erqi, Henan Province, respectively. The land auction in connection with the Wuxi project took place in the fourth quarter of 2012. Our bid for this project was not successful. As of December 31, 2012 and the date of this annual report, the land auctions with respect to Xingyang and Zhengzhou Erqi have not occurred.

Initial Planning and Budgeting

Once an upcoming land auction has been identified, our Land Development Department will conduct a feasibility study based on our collected data as well as preliminary design and pre-planning of the proposed development project on the land site. We will also budget costs and financial requirements for the proposed project to identify whether the land site is suitable for our requirements.

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

As of December 31, 2012, we had a total GFA of 2,182,821 square meters for property projects under construction and a total GFA of 599,978 square meters for property projects under planning. We continually seek attractive opportunities to acquire development sites which meet our selection criteria.

Project Planning and Design

Our project planning and design process includes concept and architectural design, construction and engineering design, budgeting, financial analysis and projections as well as arranging for financing. We believe careful planning is essential to control costs, quality and timing of our projects.

We outsource our design work to reputable third-party design firms. Our planning and development team works closely with project managers as well as our external designers and architects to ensure that our designs comply with PRC laws and regulations, and meet our design and other project objectives. Our senior management is also actively involved in the whole process, especially in the master planning and architectural design of our projects. We use our enterprise resource planning systems to conduct preliminary planning and scheduling for each stage of the development project, including planning our outsourcing requirements for the project construction stage.

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

Project Construction and Management

We outsource substantially all of our construction work to independent construction companies which are selected mainly through our invitation to tender bids for the project. We generally hire more than one contractor for each of our projects, with each contractor responsible for a designated portion of the project on a “turnkey” basis. We have established a selection procedure in order to ensure compliance with our quality and workmanship standards. We take into account the construction companies’ professional qualifications, reputation, track record, past cooperation with our project companies and financial condition and resources when inviting candidates to bid. We also review the qualifications and performance of our construction contractors on an annual basis. We closely supervise and manage the entire project construction process, utilizing our enterprise resource planning systems to monitor and analyze information regarding the process on a real-time basis. We collect information throughout the development cycle on the entire project, including information from our third-party contractors, to avoid unanticipated delays and cost overruns.

Our construction contracts typically provide for fixed or capped payments, subject to adjustments for some types of excess, such as design changes during construction or changes in government-suggested steel, cement prices, as well as labor costs. The contractors are typically responsible for procuring the necessary raw materials, as well as providing engineering and construction services. We procure certain ancillary fixtures for installation, such as elevators, windows and entrance doors. For our purchases of such fixtures, we use a centralized procurement process to help increase our negotiating power and lower our unit costs. Our major suppliers are suppliers of power distribution boxes, elevators, plastic-steel windows, doors and heat sinks. We maintain good relationships with our suppliers and have not encountered any significant supply shortages or disruptions in the past.

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

We maintain an internal marketing and sales force for our development projects and also use outside sales agencies for all of our projects. Our marketing and sales teams work closely with each other and with our external sales agents to survey the demographics for a particular project area to determine the appropriate advertising, promotion, and selling plans for that project. We develop customer awareness through our marketing and promotion efforts and through referrals from satisfied customers. A sales team at each project is responsible for following through on the entire sales process including setting monthly sales targets, controlling prices, implementing special promotions, monitoring external sales agency performance, and processing customer feedback.

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

Most of our customers purchase our properties using mortgage financing. Under current PRC law, the minimum down payment is 30% of the total purchase price for the purchase of the first self-use residential unit. The maximum loan-to-value ratio of the mortgage loan is also subject to change according to the economic policies of the central and local governments and banks in China.

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

As is customary in the property industry in China, we provide guarantees to mortgagee banks in respect of the mortgage loans provided to the purchasers of our properties up until completion of the final registration (also called post-delivery registration) of the mortgage with the relevant mortgage registration authorities. Guarantees for mortgages on residential properties are typically discharged when the individual property ownership certificates are issued. In our experience, the issuance of the individual property ownership certificates typically takes six to twelve months, so our mortgage guarantees typically remain outstanding for up to twelve months after we deliver the underlying property.

If a purchaser defaults under the loan while our guarantee is in effect, and we repay all debt owed by the purchaser to the mortgagee bank, the mortgagee bank must assign its rights under the loan to us. We are entitled to full recourse to the property after the registration of the mortgage. In line with what we believe is industry practice, we do not conduct independent credit checks on our customers but rely on the credit checks conducted by the mortgagee banks. As of December 31, 2010, 2011 and 2012, we guaranteed mortgage loans in the aggregate outstanding amounts US$666.4 million, US$709.5 million and US$951.1 million, respectively.

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

To ensure quality property management, we provide property management services to purchasers until they have become statutorily entitled to elect their own property management companies. As of December 31, 2012, owners of all of our developments who had become statutorily entitled to elect their property management companies have continued to choose us to manage their properties.

Our property management services include security, landscaping, building management and management of public facilities and equipment, and additional services, such as cultural activities, housekeeping and repair. We are currently managing approximately 5,206,988 square meters, comprising more than 45,842 residential units.

Our U.S. Property Development Operations

We expanded into the U.S. market in 2012. Investment decisions with respect to the U.S. market are carried out through our Strategic Investment Committee led by our Chairman Mr. Yong Zhang together with two other board members, Mr. Thomas Gurnee and Mr. Yong Cui. We currently seek investment opportunities mainly through off-market transactions, including resales and distressed sales. We currently consider the following factors when selecting a project:

•	Geographic location. We intend to focus in areas that are economically active and diversified, and attractive to immigrants on the east and the west coast.

•	Risk adjusted financial returns.

•	Funding opportunities.

We set up a specialized U.S. project team in 2012, comprised of U.S. local consultants and employees with substantial experience and understanding in various areas of the U.S. real estate market. As of December 31, 2012, we have only a few employees in the U.S., although we expect that number to increase slightly during 2013. Their major responsibilities include project research, land valuation, property development management, contracts, and contract terms verification. We also work with outside consultants and agents familiar with the U.S. markets.

To date, our acquisitions in the U.S. have been opportunistic and have not followed a specific development model. Our first property development project in the U.S. is our Williamsburg property in Brooklyn, New York. We anticipate that after construction of the development project commences, we will start marketing and pre-sale of our property upon receiving approval from the state attorney general. We currently expect our first project delivery and first revenue from the Williamsburg property in the first half of 2015.

Our Leased Properties and Real Estate Related Services

Ancillary to our property development operations, we also lease certain properties, including an elementary school, a basement, five clubhouses, seven parking facilities and ten kindergartens. The rental income of our lease operations represented approximately 0.04%, 0.4% and 0.4% respectively, of our revenues for the years ended December 31, 2010, 2011 and 2012.

We provide property management services through Xinyuan Property Service Co., Ltd. For the years ended December 31, 2010, 2011 and 2012, revenues from our real estate related services represented 2.4%, 1.6% and 1.5%, of our total revenue for those periods, respectively.

Quality Control

We emphasize quality control to ensure that our buildings and residential units meet our standards and provide high quality service. We select only experienced design and construction companies. We provide customers with warranties covering the building structure and certain fittings and facilities of our property developments in accordance with the relevant regulations. To ensure construction quality, our construction contracts contain quality warranties and penalty provisions for poor work quality. In the event of delay or poor work quality, the contractor may be required to pay pre-agreed penalties, damages, as well as compensation we paid to customers for late delivery, under our construction contracts. Our construction contracts do not allow our contractors, without prior consent from us, to subcontract or transfer their contractual arrangements with us to third parties. We typically withhold 5% of the agreed construction amount for two to five years after completion of the construction as a deposit to guarantee quality, which provides us assurance for our contractors’ work quality.

Our contractors are also subject to our quality control procedures, including examination of materials and supplies, on-site inspection and production of progress reports. We require our contractors to comply with relevant PRC laws and regulations, as well as our own standards and specifications. Despite the “turnkey” nature of the construction contracts, we closely monitor the construction work for quality, timing and cost control reasons. Our project construction management team consists of 93 employees as of December 31, 2012, all of whom are professionally qualified civil engineers or surveyors and are responsible for supervising and managing the construction costs, construction schedule and quality of the construction work. We set up a profile for each and every unit constructed and monitor the quality of such unit throughout its construction period until its delivery. We also employ independent surveyors to supervise the construction progress. In addition, the construction of real estate projects is regularly inspected and supervised by PRC governmental authorities.

Competition

The real estate industry in China is highly competitive. In the Tier II and Tier III cities we focus on, the markets are relatively more fragmented than Tier I cities. We compete primarily with local and regional property developers, but an increasing number of large national property developers have also started to enter these markets. Competitive factors include the geographical location of the projects, the types of products offered, brand recognition, price, design and quality. See “ITEM 3. KEY INFORMATION—D. Risk Factors—Risk Relating to the Residential Property Industry in China—We face intense competition from other real estate developers.” In the Tier II and Tier III cities in which we operate, our major competitors include China Overseas Property Ltd., China Vanke Co., Ltd., Sunshine 100, China Resources Land Limited, Henan Zhengshang Real Estate Co., Ltd., Henan New Greatwall Real Estate Co., Ltd., Longhu Real Estate Co., Ltd, Greenland Group, Tianhong Land, South Asia Group, Rongqiao Group and KWG Property Holding Ltd.

In the U.S., we anticipate that our direct competition may come from developers of adjacent projects or other property developers in target markets. In addition, we may also face competition from other Chinese real estate developers expanding or establishing their business in the U.S. For example, China Vanke Co., Ltd., the largest real estate development company in China, recently announced its first U.S. joint venture high-end residential project with a U.S. leading real estate developer in San Francisco, California.

Intellectual Property Rights

We rely on a combination of trademarks, service marks, domain name registrations, copyright protection and contractual restrictions to establish and protect our brand name and logos, marketing designs and internet domain names.

We have registered the trademark of "鑫苑" and the associated logo for the real estate related service in the PRC. We have also applied the same trademark for other goods and services directly or indirectly related to our business operations, to strengthen the protection of our trademark and brand. All these trademark applications are pending examination and approval. We have also registered the Internet domain name “www.xyre.com” and other related domain names.

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

Insurance

We do not maintain insurance policies for properties that we have delivered to our customers, nor do we maintain insurance coverage against potential losses or damages with respect to our PRC properties before their delivery to customers. In addition, our contractors typically do not maintain insurance coverage on our properties under construction. We believe that third-party contractors should bear liabilities from tortuous acts or other personal injuries on our project sites, and we do not maintain insurance coverage against such liabilities. There are certain types of losses, such as losses from natural disasters, terrorist attacks, construction delays and business interruptions, for which insurance is either not available or not available at a reasonable cost. We believe our practice is consistent with the customary industry practice in China.

With respect to our U.S. operations, we maintain limited insurance policies, including insurance required under the mortgage note with respect to our Williamsburg property.

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

In connection with our current and any future properties in the U.S., our relevant property subsidiaries are or will be subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. The particular environmental laws which apply to any given community will vary according to the site, its location, the site's environmental conditions and the present and former use of the site. Likewise, the particular procedures and approval or other requirements will vary from project to project.

Employees

As of December 31, 2012, we had 484 full time employees. The following table sets forth the number of our full time employees categorized by function as of the period indicated:

	As of December 31,
	2010	2011	2012

Management	14	13	14
Finance	71	71	63
Planning and development	65	68	86
Project construction management	84	88	93
Sales and marketing	37	29	36
Property management	62	74	94
Administrative and human resources	85	80	75
Legal and audit	8	23	23
Total	426	446	484

During the year ended December 31, 2012, our subsidiary, Xinyuan Property Service Co., Ltd., also hired approximately 1,653 contract employees and temporary employees, most of whom provided security and housekeeping services relating to property management.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing funds, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2010, 2011 and 2012 was US$1,397,426, US$1,783,144 and US$2,598,959 respectively.

On August 11, 2007, we granted share options awards for an aggregate of 6,802,495 common shares to our directors, employees, consultants and employees of our equity investee. On November 5, 2007, we granted options for an aggregate of 2,441,844 common shares to our directors, management, key employees and employees of our equity investee. On July 1, 2008, we granted share option awards for an aggregate of 360,000 common shares to our employees. On March 31, 2009, we granted a share option award of 500,000 common shares to one employee. In August 2009, we granted a share option award of 100,000 common shares to one employee. In April 2010, we granted a share option award of 200,000 common shares to one employee. In December 2010, we granted a share option award of 8,400,000 common shares to employees. In January 2011, we granted a share option award of 200,000 common shares to one employee. In May 2011, we granted a share option award of 100,000 common shares to one employee. In November 2011, we granted a share option award of 1,000,000 common shares to one employee. In November 2012, we granted share option awards of 500,000 common shares to four of our independent directors.

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

China

The PRC government regulates the real estate industry. This section summarizes the principal PRC regulations relating to our business.

We operate our business in China under a legal regime consisting of the National People’s Congress, State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOHURD, the MLR, the MOFCOM, the NDRC, the SAIC, and the SAFE, and their respective authorized local counterparts.

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

The Emergency Notice on Further Tightening the Administration on Real Estate Land Use and Reinforcing the Control Results of Real Estate Market promulgated on July 19, 2012, further emphasized the strict enforcement of current regulations on land grants:

•	the plot area ratio for residential land shall not be less than 1.0;

•	for all types of housing construction projects, construction work shall be commenced within one year of the date when the land is delivered as set forth in the land grant contract and shall be completed within three years after its commencement date;

•	the bidding deposit for a land grant shall not be less than 20% of the base price; and

•	the land grant contract shall be signed within 10 working days after a land grant deal is concluded, a down payment of 50% of the land premium shall be made within one month after signing the contract, and the remaining payment shall be made in a timely manner in accordance with the contract; in no event should it be more than one year.

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

Xinyuan (China) Real Estate, Ltd., Henan Xinyuan Real Estate Co., Ltd., Suzhou Xinyuan Real Estate Development Co., Ltd., Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd., Shandong Xinyuan Real Estate Co., Ltd., Qingdao Xinyuan Xiangrui Real Estate Co., Ltd., Anhui Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate (Chengdu) Co., Ltd., Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., Beijing Xinyuan Wanzhong Real Estate Co., Ltd., Kunshan Xinyuan Real Estate Co., Ltd., Henan Jiye Real Estate Co., Ltd., Xuzhou Xinyuan Real Estate Co., Ltd. and Henan Wanzhuo Real Estate Co., Ltd are registered as real estate development enterprises.

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

Circular No. 50

On May 23, 2007, the MOFCOM and the SAFE issued the Notice on Further Strengthening and Standardizing the Approval and Administration of Foreign Direct Investments in Real Estate Enterprise, or Circular No. 50. Some of the key developments in this area are as follows:

•	the local governments/authorities that approve FIREE establishments are now required to file such approvals with the MOFCOM

•	prior to establishing a FIREE, foreign investors are required to obtain land use rights or the ownership of a real estate project, or the investor should have entered into an indicative land grant contract or indicative project purchase agreement with the land administrative department, developer of the land or owner of the property;

•	the practice of allowing foreign investors taking over local project companies by way of roundtrip investment is strictly controlled; and

•	foreign invested enterprise that intends to engage in real estate development, or an existing FIREE which intends to undertake a new real estate development project, must first apply to the relevant authorities for such business scope and scale expansion in accordance with laws and regulations on foreign investments.

Circular No. 130

On July 10, 2007, the SAFE promulgated the Notice on Publicity of the List of the 1 st Group of Foreign Invested Real Estate Projects Filed with the MOFCOM, which is a strict embodiment and application of Circular No. 50, under which some notices will have a significant impact on offshore financings of FIREEs. Some of the key developments in this area are as follows:

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

Under the Notice on Strengthening Administration of the Approval and Registration of Foreign Investment into Real Estate Industry, promulgated by the MOFCOM on November 22, 2010, among other things, if a real estate enterprise is established in China with overseas capital, the enterprise is prohibited from purchasing and/or selling real estate properties completed or under construction for arbitrage purposes. The local counterparts of the MOFCOM are not permitted to approve investment companies to engage in the real estate development and management.

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

Each of Xinyuan (China) Real Estate, Ltd., Shandong Xinyuan Real Estate Co., Ltd., Kunshan Xinyuan Real Estate Co., Ltd., Suzhou Xinyuan Wanzhuo Real Estate Development Co., Ltd., Henan Jiye Real Estate Co., Ltd. and Henan Wanzhuo Real Estate Co., Ltd. are classified as a class II developer. Xinyuan Real Estate (Chengdu) Co., Ltd. and Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. are classified as class III developers. Henan Xinyuan Real Estate Co., Ltd., Xuzhou Xinyuan Real Estate Co., Ltd., Suzhou Xinyuan Real Estate Development Co., Ltd. and Anhui Xinyuan Real Estate Co., Ltd. are in the process of renewing their respective qualifications. Beijing Xinyuan Wanzhong Real Estate Co., Ltd. holds a valid temporary qualification.

Regulations on Development of a Real Estate Project

Commencement of a Real Estate Project and the Idle Land

According to the Circular on the Implementation of the Catalog for Restricted Land Use Projects (2012 Edition) and the Catalog for Prohibited Land Use Projects (2012 Edition) promulgated by the MLR and the NDRC in May 2012, the area of a plot of land to be granted for residential use may not exceed (i) seven hectares for small cities and towns, (ii) 14 hectares for medium-sized cities or (iii) 20 hectares for large cities. The plot area ratio for residential land should not be lower than 1.0. No land may be granted for "villa" real estate projects.

Under the Urban Real Estate Law, those who have obtained the land use rights through grant must develop the land in accordance with the terms of use and within the period of commencement prescribed in the contract for the land use rights grant.

According to the Measures on Disposing Idle Land promulgated by the MLR and effective as of April 28, 1999, as amended in May 2012 and effective July 2012, with regards to the land for a real estate project which is obtained by grant and is within the scope of city planning, if the construction work has not been commenced within one year upon the commencement date as set forth in the land use rights grant contract, or the construction and development has been started but the area of land that is under construction and development is less than one third of the total area of land that should have been under construction and development, or the invested amount is less than 25% of the total investment, and the construction and development of which has been suspended for more than one year, a surcharge on idle land equivalent to 20% of the grant premium may be levied; if the construction work has not been commenced within two years, the land can be confiscated without any compensation, unless the delay is caused by force majeure, or the acts of government or acts of other relevant departments under the government, or by indispensable preliminary work.

The Emergency Notice on Further Tightening the Administration on Real Estate Land Use and Reinforcing the Control Results of Real Estate Market promulgated on July 19, 2012, requires that the Measures on Disposing Idle Land be strictly implemented, and the land authority dispose of, case by case, idle land and publish related information on the website designated by the MLR. With regard to land users who have committed acts such as failing to make payments for land grants, leaving land idle, hoarding land, land speculation, developing land in excess of its actual development capacity, or failing to fulfill the land use contract, they may be prohibited by the land authority from participating in land auctions for a certain period of time.

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

Under the Provisions on Selling Real Estate at Expressly Marked Prices, promulgated by the NDRC on March 16, 2011 and took effect on May 1, 2011, developers are required to make public the price of each unit of the commodity properties for sale or pre-sale and the number of units available for sale or pre-sale within a certain time period. Developers are also required to state factors that would affect prices and related charges for the sales of commodity properties, such as commission fee and property management fee. No additional charge beyond what is stated in the price tag announced by the developers is permitted.

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

Lease

Under the Urban Real Estate Law and the Measures for Administration of Leases of Commodity Properties promulgated by the MOHURD on December 1, 2010 and effective as of February 1, 2011, the parties to a lease of a building are required to enter into a lease contract in writing. When a lease contract is signed, amended or terminated, the parties must register the details with the real estate administration authority in which the building is situated.

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

The Circular on Issues Relevant to Improving the Regulation and Control of the Real Property Market promulgated by the General Office of the State Council on January 26, 2011, provides that all local governments and the ministries and commissions under the State Council must comply with the following requirements:

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

In accordance with the Notice of the MOHURD and the SAFE on Further Regulating the Administration of Houses Purchase by Overseas Entities and Individuals promulgated on November 4, 2010, except as otherwise provided in the law, an overseas individual may only purchase one house unit for personal residence, and an overseas entity establishing domestic branches or representative offices may only purchase non-residential houses in the city of registration for business purposes.

On February 20, 2013, the PRC State Council, in an executive meeting, stated that it is still a national policy to take action to curb investment and speculation in the housing market. The State Council required the local governments continue to stabilize the housing price and restrict the speculation in the housing market. The meeting also determined that the trial regions for real property tax will be enlarged.

On February 26, 2013, the General Office of the State Council announced the Notice on Continuing to Improve the Regulation and Control of the Real Estate Market, which among others, provides the following requirements:

•	all municipalities directly under the central government, municipalities with independent planning status, and provincial capital cities (excluding Lhasa) must promulgate their own plans and targets for price controls on newly constructed commodity properties (excluding low-cost housing projects) in 2013 based on the principle of stabilizing the current market price. Such plans and targets must be published within the first quarter of 2013;

•	limitations on the purchase of commodity properties must be strictly implemented, and the scope of such limitations must cover all newly constructed commodity properties and second-hand properties located within the entire administrative area of the city in question;

•	non-local resident families that already hold a property and non-local resident families that cannot prove their local payment of tax and/or social insurance for a required period of time shall be suspended from purchasing any property within the local administrative area;

•	for those cities with excessive growth in housing prices, the local counterparts of the PBOC may further increase down payment ratios and interest rates for loans to purchase second properties in accordance with the price control policies and targets of the corresponding local governments;

•	the gains generated from the sale of a self-owned property shall be subject to individual income tax at a rate of 20%, if the original value of such property can be verified through historical information such as tax filings and property registration.

Regulations on Housing Supply and Improving the Healthy Development of the Real Estate Market

The Opinion of the MOHURD and Other Departments on Adjusting the Housing Supply Structure and Stabilizing Property Prices provides the following:

•	commercial banks may not grant loans to any developer whose total investment capital contributed is less than 35% and may not accept any premises that have been left vacant for more than three years as security;

•	land that has been left idle for two years or more will be repossessed by the government without any compensation payment to the developer. Also, land will be treated as being left idle if construction has been halted for more than one year and the total area developed is less than one-third of the whole project area or the capital invested is less than a quarter of the total investment;

•	there will be no supply of land for villas and other equivalent real estate development projects, while land allocation for low-density, large housing developments will remain tight; and

•	no planning permit, construction permit or premises pre-sale permit is to be issued for projects that do not comply with the abovementioned requirements, in particular composite structure projects that exceed planning requirements.

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

Regulations on Environmental Protection in Construction Projects

Under the Regulations on the Administration of Environmental Protection in Construction Project , or Environmental Regulations, promulgated by the State Council on November 29, 1998 and effective as of the same date, each construction project is subject to an environmental impact assessment by the relevant authorities.

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

Xinyuan Property Service Co., Ltd. is a Class I property management company.

Regulations on Urban Landscaping Services

The Regulations Regarding Urban Landscape promulgated on June 22, 1992 by the State Council and the Measures on Administration of Qualifications of Urban Landscaping Enterprises promulgated on July 4, 1995, as amended on October 9, 2009, provide the following:

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

Zhengzhou Mingyuan Landscape Engineering Co., Ltd. is a Class III urban landscaping service company. Its qualification will expire in May 2013.

U.S.

Our operations in the U.S. will be subject to extensive regulations imposed and enforced by various federal, state, and local governing authorities. These regulations are complex and include building codes, land zoning and other entitlement restrictions, health and safety regulations, labor practices, marketing and sales practices, environmental regulations, and various other laws, rules, and regulations. Collectively, these regulations have a significant impact on the site selection and development of our properties, our design and construction techniques, our relationships with customers, employees, and suppliers / subcontractors, and many other aspects of our business.

C.           Organizational Structure

The following diagram illustrates our corporate structure as of March 31, 2013.

Xinyuan Real Estate Co., Ltd. (Cayman)
Xinyuan International Property Investment Co., Ltd. (Cayman)
100%
Xinyuan Real Estate, Ltd. (Cayman)
100%
XIN Development Group International Inc. (U.S.)
100%
Xinyuan International (HK) Property Investment Co., Limited. (Hong Kong)
100%
Victory Good Development Ltd. (Hong Kong)
South Glory International Ltd. (Hong Kong)
Elite Quest Holdings Ltd. (Hong Kong)
100%
XIN NY Holding, LLC (U.S.)
Vista Sierra, LLC (U.S.)
XIN Development Management East, LLC (U.S.)
XIN Irvine, LLC (U.S.)
421 Kent Development, LLC (U.S.)
100%
Outside PRC (Hong Kong included)
Inside PRC
Xinyuan (China) Real Estate, Ltd.
100%
Beijing Heju Construction Material Co., Ltd.
Xinyuan Renju (Beijing) Asset Management Co., Ltd.
Suzhou Xinyuan Real Estate Development Co., Ltd.
Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd.
Anhui Xinyuan Real Estate Co., Ltd.
Henan Xinyuan Real Estate Co., Ltd.
Xinyuan Real Estate (Chengdu) Co., Ltd
Kunshan Xinyuan Real Estate Co., Ltd.
Xuzhou Xinyuan Real Estate Co., Ltd.
Henan Jiye Real Estate Co., Ltd.
Beijing Xinyuan Wanzhong Real Estate Co.,Ltd.
Beijing Xinyuan Priority Real Estate Consulting Co., Ltd.
100%
Shandong Xinyuan Real Estate Co., Ltd.
Xinyuan Property Sevice Co., Ltd.
Zhengzhou Mingyuan Landscape Engineering Co., Ltd.
Zhengzhou Xinyuan Computer Network Engineering Co., Ltd.
Qingdao Xinyuan Xiangrui Real Estate Co., Ltd.
Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd.
Henan Wanzhuo Real Estate Co., Ltd.
100%
Henan Xinyuan Priority Commercial Management Co., Ltd.

Note: Henan Wanzhong Real Estate Co., Ltd. and Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd were liquidated in 2012.

D.	Property, plant and equipment

Our headquarters are located in Beijing China, where we lease approximately 2,390 square meters of office space. We also lease a total of approximately 3,899 square meters of office space in other cities where our subsidiaries are located, which includes approximately 533 square meters in Chengdu, Sichuan Province, 498 square meters in Jinan, Shandong Province, 562 square meters in Suzhou, Jiangsu Province, 581 square meters in Xuzhou, Jiangsu Province and 1,724 square meters in Zhengzhou, Henan Province.

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

Overview

Since our inception in 1997, we have completed 24 projects with total GFA of 2,579,915 square meters. As of December 31, 2012, we had 14 projects in eight cities in China and the United States with estimated total GFA of 2,782,799 square meters under construction and planning, of which nine projects with estimated total GFA of 2,182,821 square meters were under construction. As of December 31, 2012, we had one residential development project in Williamsburg, Brooklyn, New York in the planning stage with an estimated total GFA of 37,078 square meters. As of December 31, 2012, we also held for sale certain land parcels in Reno, Nevada and 15 condominium units in Irvine, California.

Our total revenue, derived primarily from sales of residential real estate, has increased from US$450.0 million in 2010 to US$687.5 million in 2011 and US$914.8 million in 2012. Our net income was US$51.1 million, US$102.3 million and US$157.0 million, respectively, for the same periods. We acquire land in China primarily through auctions of government land. This acquisition method allows us to obtain unoccupied land with unencumbered land use rights, which in turn enables us to save the time and expenses associated with protracted legal processes to obtain title, demolition and re-settlement and to commence construction quickly.

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

The most significant factors that directly or indirectly affect our financial performance and results of operations are:

•	Economic growth and demand for residential property in China and beginning in 2012, in the U.S.;

•	PRC government policies and regulations, including tax guidelines and lending policies for the real estate sector;

•	Location, number and type of our property developments;

•	Availability and cost of financing;

•	Acquisition of quality land use rights or title to quality properties in our target markets;

•	Changes in the price of raw materials and labor costs; and

•	Our execution capability to support business expansion.

Principal Factors Affecting Our Results of Operations

Economic growth and demand for residential property in China and beginning in 2012, in the U.S.

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the cities where we operate. As of December 31, 2012, 99.4% of the units in our completed projects have been sold. We have periodically experienced some volatilities in demand due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices, such as the Notice on Continuing to Improve the Regulation and Control of the Real Estate Market announced by the General Office of the State Council in February, 2013, which among others, requires an individual income tax at a rate of 20% on gains generated from the sale of a self-owned property (See "ITEM 4 INFORMATION ON THE COMPANY - B. Business Overview - Regulation"). However, we expect continuing economic growth in China, rising disposable income levels and population growth in Tier II and Tier III cities to support demand for residential properties over the next several years. If we continue to expand our business operations in the U.S., trends and development in the U.S. economy, including developments in the U.S. housing markets, will become increasing important to our business and results of operations.

PRC government policies and regulations

Our business and results of operations are significantly affected by PRC government policies and regulations, particularly those that relate to land sales and development, project and consumer financing, property sales and transfers, property taxation and residential property prices.

In connection with the rapid rise in housing prices as the PRC real estate market recovered from the impact of financial crisis, the general office of PRC State Council issued a circular on January 7, 2010, which aimed to control the rapid increase in housing prices and cool down the real estate market. Among other matters, the circular reiterated that purchasers of a second residential property for their households must make down payments of no less than 40% of the purchase price, and that real estate developers who have received approval to sell property must commence sales within the mandated period at the price they have publicly announced. The circular also requested local governments to increase the effective supply of low income housing and ordinary commodity housing and instructed the PBOC and CBRC to tighten the supervision of bank lending to the real estate sector.

The General Office of the State Council promulgated the Circular on Issues Relevant to Improving the Regulation and control of the Real Property Market on January 26, 2011, which provided, among other things, that for a household purchasing a second residential household property by mortgage financing, the down payment must be at least 60% of the purchase price, and the interest rate for the mortgage on the second residential household property must be at least 1.1 times the benchmark interest rate; in municipalities, the capital city of each province, and other cities where housing prices are too high, a local resident household having one residential household property, or a non-local resident household which is able to provide required certificates as to payment of income tax and social insurance contributions for a certain number of years, may only purchase one additional residential property; for a local resident household already having two or more residential property, or a non-local resident household that already has one or more residential properties or is unable to provide the requisite certificates, the purchase of any residential property in the local area is not permitted. Localities that have already promulgated their own policies on limiting the purchase of residential properties must bring those policies in line with the above-mentioned principle as soon as possible. Municipalities, capital cities of each province, and other cities where housing prices are too high must promulgate policies to limit the purchase of residential properties.

In accordance with the Notice of the MOHURD and the SAFE on Further Regulating the Administration of Houses Purchase by Overseas Entities and Individuals promulgated on November 4, 2010, except as otherwise provided in the law, an overseas individual may only purchase one house unit for personal residence, and an overseas entity establishing domestic branches or representative offices may only purchase non-residential houses in the city of registration for business purposes.

On February 26, 2013, the General Office of the State Council announced the Notice on Continuing to Improve the Regulation and Control of the Real Estate Market, which, among others, provided the following requirements: (i) limitations on the purchase of commodity properties must be strictly implemented, and the scope of such limitations must cover all newly constructed commodity properties and second-hand properties located within the entire administrative area of the city in question; (ii) for those cities with excessive growth in housing prices, the local counterparts of the PBOC may further increase down payment ratios and interest rates for loans to purchase second properties in accordance with the price control policies and targets of the corresponding local governments; and (iii) the gains generated from the sale of a self-owned property shall be subject to individual income tax at a rate of 20%, if the original value of such property can be verified through historical information such as tax filings and property registration.

We believe that it is in the PRC government’s interest to stabilize the market, and the urbanization process and that the continuous increase of disposable income will continue to support the long-term growth of China’s real estate market. Accordingly, we expect that the government will maintain policies that will foster long-term healthy growth and curb potential bubbles in the market. However, we cannot assure that the PRC government will not adopt further measures in the near future that may adversely affect our business and financial performance.

Moreover, a substantial portion of our customers depend on mortgage financing to purchase our properties. Although government policies have generally fostered the growth of private home ownership, regulations have been adopted in recent years to tighten and then loosen mortgage lending rules. For example, the minimum down payment required for residential properties of 90 square meters or more was increased from 20% to 30% of the purchase price in 2006. In September 2007, the minimum down payment for any second or subsequent purchase of residential property was increased to 40% of the purchase price where the purchaser had obtained a bank loan to finance the purchase of his or her first property. Moreover, the interest rate for bank loans of such purchase may not be less than 110% of the PBOC, benchmark rate of the same term and category. Effective as of December 20, 2008, however, residents who have already purchased, with mortgages, an “ordinary property for self-use” that is smaller than the average size for their locality are entitled to the preferential loan interest rate and down payment ratio available to first-time purchasers of residential property when they purchase a second property to improve their living conditions. Since January 26, 2011, for a household purchasing a second residential household property with mortgage financing, the down payment must be at least 60% of the purchase price and the interest rate for the mortgage on such property must be at least 1.1 times the benchmark interest rate. The down payment ratio, the loan interest rate and the size of mortgage financing are important factors that affect our results of operations.

The PRC government will also from time to time introduce sales tax incentives or disincentives to either stimulate or dampen demand. For example, the required holding period for avoidance of tax on capital gains on sale of real estate was extended in December 2009 from two years to five years in an effort to reduce alleged speculation and the 20% tax on capital gains if the original value of such property can be verified through historical information such as tax filings and property registration per the February 26, 2013 notice referred to above.

Location, number and type of our property developments

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

Availability and cost of financing

Like other property developers, we require substantial capital investment for the acquisition of land use rights and the construction of our projects. Our ability to secure financing for such purposes affects the number of projects we are able to develop at any time. On January 18, 2010, the PBOC decided to tighten the credit supply by increasing the reserve requirement ratio for commercial banks by 0.5%, which was the first increase since June 2008. As of March 25, 2011, the PBOC raised the reserve requirement ratio for large commercial banks by 0.5% to 20%, and small and middle sized financial institutions by 0.5% to 16.5% and on June 20, 2011, the reserve requirement ratio was raised to its peak of 21.5% for large commercial banks and 18% for small and middle sized financial institutions. As of May 18, 2012, the reserve requirement ratios have been reduced to 20.0% for large commercial banks and 16.5% for small and middle sized financial institutions. Notwithstanding such reduction in requirement amount, the overall increases in the reserve requirement ratio will reduce the amount of commercial bank credit available to businesses in China and may affect our ability to obtain sufficient funding from banks to finance our business expansion.

The cost of our financing also affects our operating results. We typically obtain bank borrowings for up to 65% of the cost of our land use rights to fund PRC project developments after we receive the required permits. Interest rates on our commercial bank borrowings vary and are linked to benchmark lending rates published by the PBOC, which fluctuate from time to time. In 2007, we issued US$75 million principal amount of floating rate notes, which bore interest at a variable rate based on LIBOR plus 6.8% per annum, and US$25 million principal amount of convertible notes, which bore interest at 2% per annum. These notes were paid in full in April 2010, at which time we issued US$40 million principal amount of secured note which bore interest at 15.6% per annum. The secured note matured on April 15, 2013 and has been paid in full. We expect our interest costs to fluctuate in future periods as a result of changes in interest rates and the amount of our outstanding borrowings.

Acquisition of land use rights or title to properties in target markets

Our business model depends to a large extent on our ability to acquire land use rights for development sites and proceed quickly with construction to shorten our development cycle. As a consequence, we are frequently surveying the market for attractive development opportunities in our target cities. Under current regulations and market practice, land use rights for residential development purposes in China may be acquired from local governments through a competitive auction or other bidding process, in which the minimum reserve price is determined based on the appraised value. Land use rights may also be acquired in the secondary markets. We have also commenced utilizing a negotiated land acquisition model, which involves deposits on certain lands that we are most interested in acquiring, which we believe will improve our chances of successfully acquiring desired land. For a description of this model, see " ITEM 4. INFORMATION ON THE COMPANY – B. Business Overview – Our Property Development Operations in China." Land use rights prices vary significantly from city to city.

Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites in Tier II and Tier III cities increases, the auction mechanism tends to lead to higher prices. In 2010, 2011 and 2012, land use rights costs, including auction price and taxes, constituted 38.6%, 36.9% and 37.5%, respectively, of our cost of revenue. In late 2009, land use rights costs started to increase slightly again due to the recovery of the real estate market in China and sudden rise in housing prices in certain cities. However, since the fourth quarter of 2011, land use rights costs started to decrease slightly due to lower demand in the real estate market. During 2012, we incurred an aggregate of US$294.7 million for land acquisitions in China, including deposits for potential acquisitions under the negotiated land acquisition model. In addition, during 2012, we expanded our operations into the U.S., purchasing three properties through privately negotiated transactions for an aggregate cost of US$71.6 million.

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

Our execution capability to support business expansion

Since 2006, we have been expanding our residential property development operations from Zhengzhou in Henan Province into other Tier II and Tier III cities, including Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, and Suzhou, Kunshan and Xuzhou in Jiangsu Province. We plan to expand into additional Tier II and Tier III cities as suitable opportunities arise. The development of real estate projects across additional Tier II and Tier III cities will impose significant demand on our management and other operational resources. Moreover, we will face increased competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of our Tier II and Tier III cities has its own market conditions, customer requirements and local regulations related to the real estate industry. In addition, while our primary focus continues to be residential real estate markets in the Tier II and Tier III cities in China, we have expanded into the U.S. market and have secured three real estate projects in the U.S. in 2012. Our expansion in the U.S. market, which is significantly different from China in terms of market conditions, regulatory compliance requirement and customers, imposes significant demands on our management and other operational resources. The success of our business expansion depends on our ability to develop, market and deliver quality development projects on time. In addition, the progress and costs of a development project can be adversely affected by many factors, such as delays in obtaining necessary licenses, permits or approvals from relevant government authorities, failure by local contractors to comply with our designs, specifications or standards, and disputes with our third-party contractors. As we are not permitted to commence pre-sales in China until we have reached certain milestones in the construction progress for a project, any significant delay in construction could restrict our ability to pre-sell our properties, which could extend the recovery period for our investments. This, in turn, could have an adverse effect on our cash flow, investment returns, results of operations and financial position.

Operating Results

Revenues

Our revenues are derived mainly from the development and sale of real estate. In addition, we generate a small percentage of revenue from leasing ancillary facilities and residential units in certain of our residential developments, as well as from the provision of related services, including property management and real estate related services that we provide to residents and purchasers of our residential units.

	Year Ended December 31,
	2010		2011		2012
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)

Real estate sales	438,792	97.5	673,381	98.0	898,049	98.2

Real estate leasing	181	0.1	2,834	0.4	3,254	0.4

Other revenue	10,999	2.4	11,293	1.6	13,496	1.4
Total revenue	449,972	100.0	687,508	100.0	914,799	100.0

The impact of foreign exchange rate variances on the reported revenues in U.S. dollars was a favorable 2.3% for the year ended December 31, 2012, compared to a favorable 4.6% for the year ended December 31, 2011. These variances were due to a steady appreciation of the RMB versus the U.S. dollar during 2012.

Real Estate Sales

Real estate sales represent revenues from the sales of residential properties we develop and acquire. Throughout this annual report, real estate sales are stated net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$26.4 million, US$40.3 million and US$54.4 million for 2010, 2011 and 2012, respectively.

In the years ended December 31, 2010, 2011 and 2012, we recognized all our real estate sales revenues in China under the percentage of completion method. For the years ended December 31, 2010 and 2011, we did not recognize any real estate sales revenue under the full accrual method. For the year ended December 31, 2012, we had three new projects in the U.S. All the revenues related to these projects in the U.S. were recognized under the full accrual method.

Our real estate sales revenue for 2012 increased mainly due to the impact of sales of units in four projects launched in 2011, Zhengzhou Royal Palace, Jinan Xinyuan Splendid, Zhengzhou Century East B and Kunshan International City Garden. This more than offset the negative impact of new government mandates affecting the availability of mortgage financing in 2011 and 2012.

In the third quarter of 2010, certain of our contracted buyers for the Kunshan International City Garden project were not able to secure mortgages at terms and amounts foreseen at the time of contract execution, due to the government issued mandates affecting the availability of mortgage financing in 2010. As a result, we reversed contracted sales amounts of US$42.8 million related to sales contracts of 348 apartments. We took the position that contracts that were not clearly executable under prevailing government policies were not recognized as revenue under the percentage of completion method. The reversals, which represented 12.0% of all contract sales from inception through December 31, 2010 for Kunshan International City Garden, reduced revenue by US$31.5 million under the percentage of completion method for the year ended December 31, 2010. For the year ended December 31, 2011, we reversed contracted sales amounts of US$4.0 million related to sales contracts of 28 apartments. For the year ended December 31, 2012, we reversed contracted sales in amounts of US$2.6 million in relation to sales contracts of 17 apartments.

Real Estate Leasing

Real estate leasing revenues represent the income from the rental of ancillary facilities, including parking facilities, kindergartens, elementary schools, and clubhouses in a number of our developments.

Other Revenue

Other revenue consists primarily of fees received for our property management services, landscaping and computer network engineering and other real estate-related services that we provide to residents and purchasers of our residential units.

Cost of Revenues

The following table sets forth a breakdown of our cost of revenues for the period indicated.

	Year Ended December 31,
	2010		2011		2012
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)

Cost of real estate sales
Land use rights costs	129,036	38.6	180,025	36.9	237,965	37.5
Construction costs	196,671	58.8	297,116	60.9	373,605	58.9
Total cost of real estate sales	325,707	97.4	477,141	97.8	611,570	96.4

Cost of real estate leasing	1,310	0.4	1,132	0.2	1,543	0.2
Other costs	7,436	2.2	9,504	2.0	21,650	3.4
Total costs of revenues	334,453	100.0	487,777	100.0	634,763	100.0

Cost of Real Estate Sales

Cost of real estate sales consist primarily of land use rights costs and construction costs. Impairment charges, if any, are also recorded under cost of real estate sales. Cost of real estate sales are capitalized and allocated to development projects using the specific identification method. When the full accrual method of revenue recognition is applied, costs are recorded based on the ratio of the sales value of the relevant units completed and sold to the estimated total project sales value, multiplied by the estimated total project costs. When the percentage of completion method of revenue recognition is applied, capitalized costs are released to our statement of comprehensive income based on the completion progress of a project.

Land use rights cost. Land use rights costs include the amount we pay to acquire land use rights for our property development sites in China, plus taxes, and the amount we pay to acquire land for our property development in the U.S., plus taxes. We acquire our development sites in the PRC mainly by competitive bidding at public auctions of government land. We acquire our development sites or land held for sale in the U.S. generally through off-market transactions, including resales and distressed sales. Our land use rights costs for different projects vary according to the size and location of the site and the minimum reserve price for the site, all of which are influenced by government policies, as well as prevailing market conditions. Our land use rights costs have increased in the past few years due to several factors including geographic expansion into certain higher priced markets, generally rising prices in each of our served markets, and increased competition from a growing number of bidders at government land auctions.

Construction costs. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for fixed or capped payments which cover substantially all labor, materials, fittings and equipment costs, subject to adjustments for certain prescribed contingencies, such as design changes during the construction process or changes in government-suggested steel prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we directly purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$30.2 million, US$26.5 million and US$19.7 million for 2010, 2011 and 2012, respectively.

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

Our determination of fair value requires discounting the estimated cash flow at a rate commensurate with the inherent risk associated with the assets and related estimated cash flow. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows. In accordance with our accounting policies, we consider on a quarterly basis whether indicators of impairment of long-lived assets are present. See also “—Critical Accounting Policies” for our policy on impairment of long-lived assets.

For the years ended December 31, 2010, 2011 and 2012, we did not recognize any impairment for our active projects, consisting of projects under construction or planning or held for sale.

Cost of Real Estate Leasing

Our cost of real estate leasing consists primarily of depreciation expenses and maintenance expenses associated with the leased properties. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of our properties held for lease are generally 20 years.

Other Costs

Other costs represent costs incurred in connection with the property management and real estate services that we provide to residents and purchasers of our residential units.

Selling and Distribution Expenses

Our selling and distribution expenses include:

•	advertising and promotion expenses, such as print advertisement costs, billboard and other display advertising costs, and costs associated with our showrooms and illustrative units;

•	sales and marketing staff costs, which consist primarily of salaries and welfares;

•	for 2012, agency commissions of approximately 1.0% of contracted sales on outsourced project sales; and

•	other related expenses.

As of December 31, 2012, we employed 36 full-time sales and marketing personnel. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

•	staff salaries and benefits, quarterly and annual bonuses, and stock-based compensation;

•	traveling and office expenses;

•	professional fees, such as audit and legal fees; and

•	other expenses.

Interest Income

Interest income represents interest earned on our bank balances.

Interest Expenses

Interest expenses include (i) interest paid on our bank borrowings and other indebtedness, including our secured note, (ii) amortization of debt issuance cost, (iii) accretion of discount from embedded derivatives and (iv) accretion of discount from warrants, all net of amounts capitalized to construction costs. The secured note bore interest at the fixed annual rate of 15.6%. Interest rates on our bank borrowings, all of which, except US$25 million borrowed from ICBC Asia Limited, US$25 million borrowed from Agricultural Bank of China (Singapore) and US$10 million borrowed from Industrial and Commercial Bank of Thai Limited, are granted by PRC commercial banks and denominated in RMB, are typically variable and linked to benchmark rates published by the PBOC. The US$25 million borrowed during 2012 from ICBC Asia Limited were US$15 million at a rate of 2.8% plus LIBOR and US$10 million at a rate of 1.9% plus LIBOR, which both are denominated in U.S. dollars and secured by RMB deposits in ICBC Zhengzhou Branch. The US$25 million borrowed during 2012 from Agricultural Bank of China (Singapore) were US$15 million at a rate of 2.4% plus LIBOR and US$10 million at a rate of 2.0% plus LIBOR, which both are denominated in U.S. dollars and secured by RMB deposits in Agricultural Bank of China Zhengzhou Branch. The US$10 million borrowed during 2012 from Industrial and Commercial Bank of Thai Limited were at a rate of 2.1% plus LIBOR, which is denominated in U.S. dollars and secured by RMB deposits in China Guangfa Bank Zhengzhou Branch. Our weighted average interest rate on short-term bank loans as of December 31, 2012 was 5.31%. As of December 31, 2012, the PBOC benchmark rate for a one-year loan was 6.00% per annum and those for loans of more than one year ranged from 6.15% to 6.55% per annum.

Share of Income in Equity Investee

In 2010, share of income in equity investee represented profit associated with our 45% equity interest in Jiantou Xinyuan. Under the relevant joint venture agreement, we shared the profit or loss of Jiantou Xinyuan according to our equity interest percentage.

On November 1, 2010, we finalized the purchase of the remaining 55% equity interest in Jiantou Xinyuan, making us the sole owner. As part of the purchase of Jiantou Xinyuan, we recognized a gain on the remeasurement of our previously held 45% interest in Jiantou Xinyuan amounting to US$2.4 million, reported as an “other income” in the consolidated statements of comprehensive income.

As of December 31, 2010, Jiantou Xinyuan had two projects under construction, Zhengzhou Yipin Xiangshan Phase I and Zhengzhou Yipin Xiangshan Phase II. Our share of income from Jiantou Xinyuan for the period from January 1, 2010 to November 1, 2010 was US$0.2 million. The results of Jiantou Xinyuan have been included in our consolidated financial statements since November 1, 2010.

Change in Fair Value of Warrant Liability

We issued warrants to the secured note holder, which were accounted for as derivative liability. The warrants issued to the holder of the secured note entitled the holder to purchase up to 1,516,882 of our common shares at $0.01 per share.

Under US GAAP, we are required to recognize the fair value of outstanding warrants as a liability on our balance sheet. We determine the fair value of outstanding warrants on a quarterly basis using the Black-Scholes valuation method with increases/decreases in value resulting in a charge/credit to “change in fair value of warrant liability”.

The warrants related to the secured note were issued on April 15, 2010 and exercised on May 12, 2010, at which times the fair values were US$3,049,509 and US$2,222,805, respectively. The difference was recorded as a change in the fair value of warrant liability in our 2010 results. The decrease mainly resulted from decreases in our ADS price.

Income Taxes

The following table sets forth the components of income taxes for the periods indicated.

	Year Ended December 31,
	2010		2011		2012
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Corporate income tax	10,584	28.4	27,163	46.3	51,183	69.0
Land appreciation tax	16,155	43.3	25,582	43.7	25,391	34.2
Deferred tax expense (benefit)	10,594	28.3	5,892	10.0	(2,399)	(3.2)
Income taxes	37,333	100.0	58,637	100.0	74,175	100.0

For an explanation of deferred tax expense (benefit), see Notes 2(t) and 12 of the consolidated financial statements included elsewhere in this annual report on Form 20-F. For a discussion of corporate income tax and land appreciation tax, see below.

Corporate Income Tax and Unrecognized Tax Benefit

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

People’s Republic of China

In general, enterprises in the PRC are subject to income tax at a statutory rate of 25%. In 2009 and 2010, in accordance with local provisional tax regulations in Henan province, the local tax authority in Zhengzhou determined that the taxable income of our PRC subsidiaries in Henan province should be deemed from 12% to 20% of their total cash receipts from sales of residential units. Total cash receipts include cash receipts proceeds from pre-sales of our properties that are recorded as customer deposits, which partly comprise mortgage loan proceeds received in our account from mortgage lending banks. The Zhengzhou local tax authority has provisionally confirmed that it suspended the deemed profit method to our PRC subsidiaries located in Henan province and turned to the statutory taxable income method at 25% on income for the year ended December 31, 2011. For our subsidiaries located in Shandong, Jiangsu, Anhui and Sichuan provinces, income tax is levied at the statutory rate of 25% on income as reported in the statutory financial statements after appropriate tax adjustments for the year ended December 31, 2011. The local authorities have indicated that they will apply the regulation in the same manner in 2012.

We have made full provision for the corporate income tax, or CIT, payable by our PRC subsidiaries based on the statutory income tax rate of 25%, after appropriate adjustments to our taxable income used in the calculation. The difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis had been treated as an unrecognized tax benefit under ASC 740-10 “Income Tax”, or ASC 740-10, which has a balance of US$8.8 million as of December 31, 2012. The increase related to current year tax positions was due primarily to foreign exchange movements. We believe this treatment is appropriate due to the possibility of reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, as the local authorities have indicated that they would apply the regulation in the same manner in 2012.

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

In prior years, our subsidiaries in Zhengzhou settled LAT on three projects, International City Garden II, Finance Square and International Plaza based on the deemed profit method. As the deemed profit method deviates from the federal tax regulations, we recorded an accrual of US$22.8 million for the difference between LAT settled based on the deemed profit method and under federal tax regulations. On April 6, 2012, one of our subsidiaries, Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd. ("Zhengzhou Jiantou"), which developed International Plaza was liquidated. During the liquidation process, the federal tax authority performed an assessment on the sufficiency of taxes paid by Zhengzhou Jiantou, including LAT. The Zhengzhou branch of the federal tax bureau determined that no additional tax adjustment was required. We received a tax clearance certificate confirming that there was no underpayment of taxes as of April 6, 2012 for Zhengzhou Jiantou. Based on the above, we performed a reassessment and concluded that the likelihood of the federal tax bureau overturning the deemed profit method approved by the local tax bureau is reasonably possible, and accordingly reversed the LAT Liability accrued for these three projects totaling US$22.8 million as of June 30, 2012.

We have recorded a provision for LAT on the remaining projects completed since the date of incorporation. For the remaining projects, we have also accrued all LAT payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws, less amounts previously paid under the levy method applied by relevant local tax authorities.

Share-based compensation expense

We have two share-based compensation plans, our 2007 equity incentive plan and our 2007 long-term incentive plan. Under our 2007 equity incentive plan, we granted share option awards for an aggregate of 6,802,495 common shares at a weighted average exercise price of US$1.08 on August 11, 2007. Under our 2007 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10,000,000 common shares. As of December 31, 2012, we have granted options and restricted stock awards to acquire up to 13,749,840 common shares. We charged compensation cost of US$1.7 million and US$2.2 million as of December 31, 2011 and December 31, 2012 against income comprising of general and administrative expenses of US$1.7 million and US$2.2 million for the years ended December 31, 2011 and 2012. For a description of the grants under each of the plans, see Note 13 of the consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents a summary of our consolidated statements of comprehensive income by amount and as a percentage of our total revenue during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2010		2011		2012
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue	449,972	100.0	687,508	100.0	914,799	100.0
Cost of revenue	(334,453)	(74.3)	(487,777)	(70.9)	(634,764)	(69.4)

Gross profit	115,519	25.7	199,731	29.1	280,035	30.6
Selling and distribution expenses	(10,724)	(2.4)	(16,209)	(2.4)	(17,942)	(2.0)
General and administrative expenses	(22,209)	(4.9)	(27,231)	(4.0)	(38,829)	(4.2)

Operating income	82,586	18.4	156,291	22.7	223,264	24.4
Interest income	2,218	0.5	5,294	0.8	9,019	1.0
Exchange gains	202	0.0	57	-	-	-
Other income	2,381	0.5	-	-	-	-
Share of income in an equity investee	227	0.1	-	-	-	-
Change in fair value of warrant liability	842	0.2	-	-	-	-
Income from operations before income taxes	88,456	19.7	161,642	23.5	232,283	25.4
Income taxes	(37,333)	(8.3)	(58,637)	(8.5)	(74,175)	(8.1)
Net income	51,123	11.4	103,005	15.0	158,108	17.3
Net loss/ (income) attributable to non-controlling interest	18	0.0	(707)	(0.1)	(1,110)	(0.1)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	51,141	11.4	102,298	14.9	156,998	17.2

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue

Revenue increased by US$227.3 million, or 33.1%, to US$914.8 million for the year ended December 31, 2012 from US$687.5 million for the year ended December 31, 2011.

Real estate sales

Revenue from real estate sales increased by US$224.6 million, or 33.4%, to US$898.0 million for the year ended December 31, 2012 from US$673.4 million for the year ended December 31, 2011, mainly due to the impact of sales of units in four projects launched in 2011, Zhengzhou Royal Palace, Jinan Xinyuan Splendid, Zhengzhou Century East B and Kunshan International City Garden and the project launch and commencement of sales in our Zhengzhou Century East A project, which we lunched in 2012. This more than offset the negative impact of new government mandates affecting the availability of mortgage financing in 2011 and 2012.

Full accrual method revenues

Revenue from the sale of properties where the construction period, the period from the construction permit award date to the unit delivery date, is expected to be 12 months or less, or the construction period is expected to be longer than 12 months and sales prices are not certain to be collected, is recognized by the full accrual method when the sale is consummated and the unit has been delivered. Properties held for sale is recognized by the full accrual method at the time of the closing of an individual unit sale, when title to the property is transferred to the buyer. A sale is considered to be consummated when the parties are bound by the terms of a contract, all consideration has been exchanged, any permanent financing of which we are responsible has been arranged, all conditions precedent to closing have been performed, we do not have substantial continuing involvement with the property, and the usual risks and rewards of ownership have been transferred to the buyer. In addition, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, must not be subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

Revenues related to the projects in the U.S. are recognized under the full accrual method. For the years ended December 31, 2010 and 2011, no revenues were recognized under the full accrual method. For the year ended December 31, 2012, revenue was recognized in the amount of US$8.2 million for the resale of several parcels of the Northern Nevada Land Portfolio.

Percentage of completion method revenues

Revenue and profit from the sale of development properties is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met:

•	Construction is beyond a preliminary stage.

•	The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit.

•	Sufficient units have already been sold to assure that the entire property will not revert to rental property.

•	Sales prices are collectible.

•	Aggregate sales proceeds and costs can be reasonably estimated.

If any of the above criteria is not met, proceeds are accounted for as customer deposits until the criteria are met.

Due to PRC restrictions of mortgages to second home buyers, we introduced seller-financed contract arrangements in the third quarter of 2011. In the second half of 2012, execution of seller-financed contracts dropped significantly to the point that we did not offer seller-financed contracts to second home buyers starting in the fourth quarter of 2012. Under these seller-financed contract arrangements, the buyer pays the purchase price for the residential unit in installment payments ranging from six months to two years with the final payment to be made 30 days prior to the delivery of the property. These contracts generally require a 10% down payment upon contract execution date, the second payment of 20% within 30 days, a third payment of 30% to 40% six months after the contract date, and the final 30% to 40% payment 30 days before delivery.

Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of incurred costs, including land use rights costs and construction costs, to total estimated costs and applying that ratio to the contracted sales amounts less business tax. Costs of revenue are recognized by determining the ratio of contracted sales during the period to total estimated sales value, and applying that ratio to the incurred costs. Current period amounts are calculated based on the difference between the life-to-date project totals and the previously recognized amounts.

The following table sets forth the percentage of completion, the percentage sold and related revenues for our projects recognized under the percentage of completion method in China and our project recognized under full accrual method in the U.S. for the year ended December 31, 2011 and 2012:

Project	Total GFA	Percentage Complete as of December 31, (1)		Percentage Sold (2) Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2011	2012	2011	2012	2011		2012
	m²	%	%	%	%	US$	%(3)	US$	%(4)
Chengdu Segment
Chengdu Xinyuan Splendid I	231,032	93.7	97.7	89.3	96.7	27,039,741	4.0	19,851,398	2.2
Chengdu Xinyuan Splendid II	217,010	90.6	98.6	77.6	99.8	91,716,159	13.6	65,521,571	7.3
Jiangsu Segment
Suzhou International City Garden	204,882	97.9	99.3	69.0	99.1	73,840,220	11.0	106,430,073	11.9
Suzhou Lake Splendid	198,113	100.0	100.0	99.6	99.7	1,426,485	0.2	523,496	0.1
Suzhou Colorful Garden	81,505	99.9	99.9	99.4	99.4	753,022	0.1	911	0.0
Kunshan International City Garden	497,941	94.0	97.9	67.1	88.4	98,117,261	14.5	132,924,248	14.8
Xuzhou Colorful Garden	101,821	80.1	98.6	98.7	94.4	53,311,963	7.9	15,553,071	1.7
Shandong Segment
Jinan Elegant Scenery	100,386	100.0	100.0	100.0	100.0	0.0	0.0	0.0	0.0
Jinan International City Garden	264,282	99.8	99.7	99.4	99.2	1,275,733	0.2	206,356	0.0
Jinan Xinyuan Splendid	565,356	53.7	70.7	15.8	39.4	59,514,976	8.8	138,914,264	15.5
Henan Segment
Zhengzhou Xinyuan Colorful Garden	191,891	99.7	99.8	97.1	99.7	10,795,169	1.6	5,891,709	0.7
Zhengzhou Finance Square	67,225	100.0	100.0	97.5	100.0	256,393	0.0	1,316,056	0.1
Zhengzhou Modern City	226,425	67.8	98.8	70.4	97.0	83,990,243	12.5	120,490,204	13.4
Zhengzhou Royal Palace	132,238	66.9	71.6	21.1	67.8	27,734,520	4.1	78,120,751	8.7
Zhengzhou International City Garden	280,748	N/A	N/A	N/A	N/A	5,332,865	0.8	772,959	0.1
Zhengzhou Yipin Xiangshan Phase I	94,249	97.3	99.0	99.3	100.0	7,527,077	1.1	1,821,400	0.2
Zhengzhou Yipin Xiangshan Phase II	198,192	70.3	91.9	63.4	94.3	88,187,380	13.1	98,395,101	11.0
Zhengzhou Century East A	77,341	0.0	77.7	0.0	15.6	0.0	0.0	7,460,779	0.8
Zhengzhou Century East B	166,497	68.6	81.3	28.2	74.5	42,231,484	6.3	95,597,826	10.6
Anhui Segment
Hefei Wangjiang Garden	145,455	100.0	100.0	100.0	100.0	330,902	0.0	52,228	0.0
Reno Segment
Northern Nevada Land Portfolio(5)	N/A	N/A	N/A	N/A	N/A	0.0	0.0	8,204,121	0.9
Total	4,042,589					673,381,593	100.0	898,048,522	100.0

(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.

(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.

(3)	Percentage of all real estate sales revenues for the financial year, including revenues recognized under the percentage of completion method.

(4)	Percentage of all real estate sales revenues for the financial year, including revenues recognized under the percentage of completion method and under the full accrual method.

(5)	Northern Nevada Land Portfolio is a land portfolio, comprised of 325 finished lots and 185 acres of undeveloped land, at eight sites, in the northern Nevada region near Reno-Spark metropolitan area. We had an opportunity to promptly resell several parcels and recognized revenue in the amount of US$8.2 million as of December 31, 2012.

The following table sets forth the square meters sold and average selling price per square meter by each project, each reportable segment and on a consolidated basis for the year ended December 31, 2011 and 2012.

	Year Ended December 31,
	2011			2012
Project	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m²	US$/m²	US$	m²	US$/m²
Chengdu region
Chengdu Xinyuan Splendid I	28,357,878	28,006	1,013	14,348,067	14,999	957
Chengdu Xinyuan Splendid II	83,615,825	77,403	1,080	56,080,806	51,220	1,095
Total	111,973,703	105,409	1,062	70,428,873	66,219	1,064
Jiangsu region
Suzhou International City Garden	63,349,025	36,134	1,753	110,551,485	67,162	1,646
Suzhou Lake Splendid	916,735	728	1,259	554,519	356	1,557
Suzhou Colorful Garden	648,099	384	1,688	-	-	-
Kunshan International City Garden	52,993,394	34,340	1,543	97,549,949	77,040	1,266
Xuzhou Colorful Garden	56,795,857	47,155	1,204	(714,575)	(667)	1,071
Total	174,703,110	118,741	1,471	207,941,378	143,891	1,445
Shandong region
Jinan Elegant Scenery	—	—	—	—	—	—
Jinan International City Garden	—	—	—	434,716	—	—
Jinan Xinyuan Splendid	118,242,633	85,953	1,376	180,881,593	139,190	1,300
Total	118,242,633	85,953	1,376	181,316,309	139,190	1,303
Henan region
Zhengzhou Xinyuan Colorful Garden	10,219,455	4,998	2,045	6,624,177	3,750	1,766
Zhengzhou Royal Palace	49,156,971	21,320	2,306	100,838,185	60,377	1,670
Zhengzhou Finance Square	271,820	—	—	1,394,398	443	3,148
Zhengzhou Modern City	89,568,692	58,408	1,533	52,814,622	30,752	1,717
Zhengzhou Yipin Xiangshan Phase I	4,990,399	2,949	1,692	351,293	—	—
Zhengzhou Yipin Xiangshan Phase II	132,929,557	119,193	1,115	87,851,958	73,768	1,191
Zhengzhou Century East A	—	—	—	17,467,365	12,472	1,401
Zhengzhou Century East B	65,329,740	48,765	1,340	108,769,164	81,656	1,332
Total	352,466,634	255,633	1,379	376,111,162	263,218	1,429
Anhui region
Hefei Wangjiang Garden	352,091	—	—	55,446	—	—
Grand Total	757,738,171	565,736	1,339	835,853,168	612,438	1,365

The total square meters sold increased to 612,438 square meters for the year ended December 31, 2012 from 565,736 square meters for the year ended December 31, 2011. The increase was mainly due to four projects launched in 2011, including Jinan Xinyuan Splendid, Zhengzhou Royal Palace, Zhengzhou Century East B and Kunshan International City Garden. In 2012, we launched Zhengzhou Century East A. The overall aggregate average selling price per square meter for the year ended December 31, 2012 increased to US$1,365 from US$1,339 for the year ended December 31, 2011 primarily due to the selling price increases in a positive market environment.

Chengdu region. The square meters in this region sold for the year ended December 31, 2012 decreased to 66,219 square meters from 105,409 square meters for the year ended December 31, 2011, primarily due to a reduction in saleable units of Chengdu Xinyuan Splendid I and Chengdu Xinyuan Splendid II.  The average selling price per square meter for the year ended December 31, 2012 increased slightly to US$1,064 from US$1,062 for the year ended December 31, 2011.

Jiangsu region. The square meters sold for the year ended December 31, 2012 increased to 143,891 square meters from 118,741 square meters for the year ended December 31, 2011, due to improved sales of the Kunshan International City Garden and Suzhou International City Garden projects, partially offset by Xuzhou Colorful Garden selling out in 2011, which did not contribute to sales in 2012. The average selling price per square meter for the year ended December 31, 2012 decreased to US$1,445 from US$1,471 for the year ended December 31, 2011, primarily due to some discounting of our Kunshan International City Garden project.

Shandong region. The square meters sold for the year ended December 31, 2012 increased to 139,190 square meters from 85,953 square meters for the year ended December 31, 2011, due to full year of sales of Jinan Xinyuan Splendid which commenced sales in May 2011. The average selling price per square meter for the year ended December 31, 2012 decreased to US$1,303 from US$1,376 for the year ended December 31, 2011, primarily due to lower sales of higher-priced commercial space (as compared to residential space) as a percentage of total sales.

Henan region. The square meters sold for the year ended December 31, 2012 increased to 263,218 square meters from 255,633 square meters for the year ended December 31, 2011, mainly due to increased sales of Zhengzhou Royal Palace and Zhengzhou Century East A & B, partially offset by the winding down of sales activities at Modern City and Yipin Xiangshan projects. The average selling price per square meter for the year ended December 31, 2012 increased to US$1,429 from US$1,379 for the year ended December 31, 2011, resulting from increased sales of two higher-priced projects, Zhengzhou Royal Palace and Zhengzhou Century East B.

Anhui region. The only formerly active project in Anhui region, Hefei Wangjiang Garden was completely sold out by the end of 2009. Sales in 2011 and 2012 of US$0.4 million and US$0.06 million, respectively, were mainly due to the sale of parking facilities.

Real estate leasing

Real estate leasing income increased by US$0.5 million to US$3.3 million for the year ended December 31, 2012 from US$2.8 million for the year ended December 31, 2011. The increase resulted from the leasing of more ancillary facilities, including parking facilities at most of our PRC properties, during 2012.

Other revenue

Other revenue increased by US$2.2 million, or 19.5%, to US$13.5 million for the year ended December 31, 2012 from US$11.3 million for the year ended December 31, 2011. The increase primarily resulted from expanded operations from our property management services.

Cost of revenue

Cost of revenue increased by US$147.0 million, or 30.1%, to US$634.8 million for the year ended December 31, 2012 from US$487.8 million for the year ended December 31, 2011, generally in line with our revenue increases.

Cost of real estate sales

Cost of real estate sales increased by US$134.5 million, or 28.2%, to US$611.6 million for the year ended December 31, 2012 from US$477.1 million for the year ended December 31, 2011. Total land use rights cost increased by US$58.0 million, or 32.2%, from US$180.0 million (36.9% of cost of real estate sales) for the year ended December 31, 2011 to US$238.0 million (37.5% of cost of real estate sales) for the year ended December 31, 2012, primarily due to increased sales of properties. The construction cost, including capitalized interest, increased by US$76.5 million, or 25.8%, to US$373.6 million for the year ended December 31, 2012 from US$297.1 million for the year ended December 31, 2011, primarily due to increased project construction activity.

Cost of real estate leasing

Cost of real estate leasing increased by US$0.4 million, or 36.4%, to US$1.5 million for the year ended December 31, 2012 from US$1.1 million for the year ended December 31, 2011 due to the increase in the number of lease properties in 2012.

Other costs

Other costs increased by US$12.2 million, or 128.4%, to US$21.7 million for the year ended December 31, 2012 from US$9.5 million for year ended December 31, 2011, primarily due to a late delivery penalty we accrued in the amount of US$9.9 million in 2012.

Gross profit

Gross profit increased by US$80.3 million, or 40.2%, to US$280.0 million for the year ended December 31, 2012 from US$199.7 million for the year ended December 31, 2011. Gross profit margin was 30.6% for the year ended December 31, 2012 compared to 29.1% for the year ended December 31, 2011. The increase was primarily due to certain price increases and to more profitable newer projects being launched during 2011, such as Zhengzhou Century East B and Zhengzhou Royal Palace, and the impact of Zhengzhou Century A which was launched in 2012.

Selling and distribution expenses

Selling and distribution expenses increased by US$1.7 million, or 10.5%, to US$17.9 million for the year ended December 31, 2012 from US$16.2 million for the year ended December 31, 2011. The increase was primarily due to a US$3.0 million increase in advertising and promotion expenses for new project launches. As a percentage of revenue, selling and distribution expenses was 2.0% for the year ended December 31, 2012 compared to 2.4% for the year ended December 31, 2011. As revenue expands in the future, we expect selling and distribution expenses as a percentage of revenue to be flat.

General and administrative expenses

General and administrative expenses were US$38.8 million for the year ended December 31, 2012, compared to US$27.2 million for the year ended December 31, 2011. The increase in general and administrative expenses was primarily due to an increase in salary and welfare expenses of US$6.7 million as the average level of salary and bonus increased and new employees were hired, and an increase in consulting and recruiting fees of US$2.5 million resulting from the examination of our strategies and IT systems.

As a percentage of revenue, general and administrative expenses were 4.2% for the year ended December 31, 2012, compared to 4.0% for the year ended December 31, 2011.

Interest income

Interest income was US$9.0 million for the year ended December 31, 2012, compared to US$5.3 million for the year ended December 31, 2011. The increase in interest income mainly resulted from the increase in the average cash balance. Also contributing to the increase in interest income for 2012 was the weighted average interest rate on our cash deposits, which was 1.6% for the year ended December 31, 2012, an increase of 0.3 points compared to 1.3% for the year ended December 31, 2011.

Interest expenses

All interest costs were capitalized for the years ended December 31, 2012 and 2011. Total gross interest costs incurred amounted to US$19.7 million for the year ended December 31, 2012, including US$18.4 million of interest on loans, US$1.0 million of accretion of discount arising from warrants underlying the secured note, and US$0.3 million of amortization of debt issuance costs. In the year ended December 31, 2011, the gross interest costs of US$26.5 million consisted of US$25.2 million of interest on loans, US$1.0 million of accretion of discount arising from warrants underlying the secured note and US$0.3 million of amortization of debt issuance costs.

Exchange gains

For the year ended December 31, 2012, we recorded nil unrealized foreign exchange gain, as compared to US$0.1 million in year ended December 31, 2011, arising from translating certain U.S. dollar-denominated debts into Renminbi using the exchange rate at the balance sheet date.

Income taxes

Income taxes increased by US$15.6 million, or 26.6%, to US$74.2 million for the year ended December 31, 2012 from US$58.6 million for the year ended December 31, 2011. The increase was primarily due to an increase in our pre-tax income due to the foregoing factors.

Our effective tax rate decreased to 31.9% for the year ended December 31, 2012, from 36.2% for the year ended December 31, 2011. The lower rate in 2012 was mainly due to the US$22.8 million one-time LAT tax reversal of previously accrued liabilities, partially offset by an unfavorable accrual of US$13.7 million LAT relating to the tax bureau disallowance of our car park cost allocations.

Net income attributable to our shareholders

Net income increased by US$54.7 million to US$157.0 million for the year ended December 31, 2012, from US$102.3 million for the year ended December 31, 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

Revenues increased by US$237.5 million, or 52.8%, to US$687.5 million for the year ended December 31, 2011 from US$450.0 million for the year ended December 31, 2010.

Real estate sales

Revenue from real estate sales increased by US$234.6 million, or 53.5%, to US$673.4 million for the year ended December 31, 2011 from US$438.8 million for the year ended December 31, 2010, mainly due to four new projects launched in 2011, Jinan Xinyuan Splendid, Zhengzhou Royal Palace, Zhengzhou Century East B and Yipin Xiangshang II.

Full accrual method revenues

Revenue from the sale of properties where the construction period, the period from the construction permit award date to the unit delivery date, is expected to be 12 months or less, or the construction period is expected to be longer than 12 months and sales prices are not certain to be collected, is recognized by the full accrual method when the sale is consummated and the unit has been delivered. Properties held for sale is recognized by the full accrual method at the time of the closing of an individual unit sale, when title to the property is transferred to the buyer. A sale is considered to be consummated when the parties are bound by the terms of a contract, all consideration has been exchanged, any permanent financing of which we are responsible has been arranged, all conditions precedent to closing have been performed, we do not have substantial continuing involvement with the property, and the usual risks and rewards of ownership have been transferred to the buyer. In addition, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, must not be subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

For the years ended December 31, 2010 and 2011, no revenues were recognized under the full accrual method.

Percentage of completion method revenues

Revenue and profit from the sale of development properties is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met:

•	Construction is beyond a preliminary stage.

•	The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit.

•	Sufficient units have already been sold to assure that the entire property will not revert to rental property.

•	Sales prices are collectible.

•	Aggregate sales proceeds and costs can be reasonably estimated.

If any of the above criteria is not met, proceeds are accounted for as customer deposits until the criteria are met.

Due to the unavailability of mortgages for non-resident or second home buyers, we introduced seller-financed contract arrangements beginning in the third quarter of 2011. Under these seller-financed contract arrangements, the buyer pays the purchase price for the residential unit in installment payments ranging from six months to two years with the final payment to be made 30 days prior to the delivery. These contracts generally require a 10% down payment upon contract execution date, the second payment of 20% within 30 days, a third payment of 30% - 40% six months after the contract date, and the final 30% - 40% payment 30 days before delivery.

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

Project	Total GFA	Percentage Complete as of December 31, (1)		Percentage Sold (2) Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2010	2011	2010	2011	2010		2011
	m²	%	%	%	%	US$	%(3)	US$	%(3)
Chengdu Segment
Chengdu Xinyuan Splendid I	231,002	92.8	93.7	77.4	89.3	58,540,565	13.3	27,039,741	4.0
Chengdu Xinyuan Splendid II	216,900	65.9	90.6	39.5	77.6	52,039,164	11.9	91,716,159	13.6
Jiangsu Segment
Suzhou International City Garden	204,882	86.6	97.9	45.9	69.0	51,229,246	11.7	73,840,220	11.0
Suzhou Lake Splendid	198,113	99.7	100.0	99.1	99.6	950,101	0.2	1,426,485	0.2
Suzhou Colorful Garden	81,505	99.8	99.9	99.2	99.4	2,074,669	0.5	753,022	0.1
Kunshan International City Garden	497,941	77.9	94.0	58.8	67.1	118,008,234	26.8	98,117,261	14.5
Xuzhou Colorful Garden	101,821	61.2	80.1	53.2	98.7	32,341,422	7.4	53,311,963	7.9
Shandong Segment
Jinan Elegant Scenery	100,386	100.0	100.0	100.0	100.0	239,873	0.1	0.0	0.0
Jinan International City Garden	263,990	99.3	99.8	99.0	99.4	3,154,712	0.7	1,275,733	0.2
Jinan Xinyuan Splendid	565,355	0.0	53.7	0.0	15.8	0.0	0.0	59,514,976	8.8
Henan Segment
Zhengzhou Xinyuan Colorful Garden	191,891	99.0	99.7	93.2	97.1	46,361,234	10.6	10,795,169	1.6
Zhengzhou Finance Square	67,225	100.0	100.0	98.9	97.5	1,259,229	0.3	256,393	0.0
Zhengzhou Modern City	255,356	48.5	67.8	46.7	70.4	66,804,843	15.2	83,990,243	12.5
Zhengzhou Royal Palace	132,238	0.0	66.9	0.0	21.1	0.0	0.0	27,734,520	4.1
Zhengzhou International City Garden	107,439							5,332,865	0.8
Zhengzhou Yipin Xiangshan Phase I	94,403	93.7	97.3	92.8	99.3	5,706,294	1.3	7,527,077	1.1
Zhengzhou Yipin Xiangshan Phase II	198,543	0.0	70.3	0.0	63.4	0.0	0.0	88,187,380	13.1
Zhengzhou Century East B	166,468	0.0	68.6	0.0	28.2	0.0	0.0	42,231,484	6.3
Anhui Segment
Hefei Wangjiang Garden	145,455	100.0	100.0	100.0	100.0	82,376	0.0	330,902	0.0
Total	3,713,473					438,791,962	100.0	673,381,593	100.0

(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.

(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.

(3)	Percentage of all real estate sales revenues for the financial year, including revenues recognized under percentage of completion method.

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

Jiangsu region. The square meters sold for the year ended December 31, 2011 decreased to 118,741 square meters from 207,379 square meters for the year ended December 31, 2010 on weaker sales of the Kunshan International City Garden due to the stricter government mortgage policy. The average selling price per square meter for the year ended December 31, 2011 increased to US$1,471 from US$1,263 for the year ended December 31, 2010.

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

Cost of real estate leasing

Cost of real estate leasing decreased by US$0.2 million, or 15.4%, to US$1.1 million for the year ended December 31, 2011 from US$1.3 million for the year ended December 31, 2010.

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

Interest income

Interest income was US$5.3 million for the year ended December 31, 2011, compared to US$2.2 million for the year ended December 31, 2010. The increase in interest income mainly resulted from the increase in the average cash balance. Also contributing to the increase in interest income for 2011 was the weighted average interest rate on the Company’s cash deposits, which was 1.3% for the year ended December 31, 2011, an increase of 0.46 points compared to 0.84% for the year ended December 31, 2010.

The balance of non-interest-bearing deposits as of December 31, 2011 was US$153 (0.0% of total cash deposits), compared to US$2,317 (0.0% of total cash deposits) as of December 31, 2010.

Interest expenses

All interest costs were capitalized for the years ended December 31, 2011 and 2010. Total gross interest costs incurred amounted to US$26.5 million for the year ended December 31, 2011, including US$25.2 million of interest on loans, US$1.0 million of accretion of discount arising from warrants underlying the secured note, and US$0.3 million of amortization of debt issuance costs. In the year ended December 31, 2010, the gross interest costs of US$30.2 million consisted of US$26.4 million of interest on loans, US$1.0 million of accretion of discount arising from an embedded derivative on convertible notes, US$0.9 million of accretion of discount arising from warrants and an embedded derivative on floating rate notes, US$0.7 million of accretion of discount arising from warrants underlying the secured note and US$1.0 million of amortization of debt issuance costs.

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

Net income attributable to our shareholders

Net income increased by US$51.2 million to US$102.3 million for the year ended December 31, 2011, from US$51.1 million for the year ended December 31, 2010.

Discussion of Segment Operations

We consider each of our individual property developments as a discrete operating segment. As a presentation of segment information for each property development would not be meaningful, we have aggregated our segments into the following reporting segments: (i) property developments in Zhengzhou, Henan Province, (ii) property developments in Jinan, Shandong Province, (iii) property developments in Suzhou and Kunshan, Jiangsu Province, (iv) property developments in Hefei, Anhui Province, (v) property developments in Chengdu, Sichuan Province (vi) property developments in Beijing, (vii) property developments in the U.S. and (viii) property management services and other real estate-related services we provide.

	For the Year Ended December 31,
	2010	2011	2012
	(US$ in thousands, except for percentages)

Zhengzhou, Henan
Total revenue	120,440	269,004	412,479
Total cost of revenue	(79,904)	(171,884)	(261,714)
Gross profit	40,536	97,120	150,765
Gross margin	33.7%	36.1%	36.6%
Operating income	24,884	75,335	125,280
Jinan, Shandong
Total revenue	3,487	60,976	139,363
Total cost of revenue	(3,372)	(48,595)	(112,125)
Gross profit	115	12,381	27,238
Gross margin	3.3%	20.3%	19.5%
Operating income (loss)	(1,018)	9,102	22,836
Suzhou, Kunshan and Xuzhou, Jiangsu
Total revenue	204,782	227,623	255,595
Total cost of revenue	(151,109)	(168,739)	(181,998)
Gross profit	53,673	58,884	73,597
Gross margin	26.2%	25.9%	28.8%
Operating income	46,636	50,956	63,541
Hefei, Anhui
Total revenue	92	332	52
Total cost of revenue	(55)	(122)	(51)
Gross profit	37	210	1
Gross margin	40.2%	63.3%	1.9%
Operating income (loss)	(375)	133	(10)
Chengdu, Sichuan
Total revenue	110,636	118,790	85,832
Total cost of revenue	(92,393)	(89,129)	(61,184)
Gross profit	18,243	29,661	24,648
Gross margin	16.5%	25.0%	28.7%
Operating income	14,903	26,273	22,111
Beijing
Total revenue	-	-	-
Total cost of revenue	-	-	-
Gross profit	-	-	-
Gross margin	-	-	-
Operating loss	(80)	(1,529)	(2,133)
US
Total revenue	-	-	8,204
Total cost of revenue	-	-	(6,634)
Gross profit	-	-	1,570
Gross margin	-	-	19.1%
Operating income	-	-	718
Others
Total revenue	10,535	10,783	13,273
Total cost of revenue	(7,620)	(9,308)	(11,057)
Gross profit	2,915	1,475	2,216
Gross margin	27.7%	13.7%	16.7%
Operating loss	(2,363)	(3,979)	(9,078)

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Zhengzhou, Henan. Total revenue increased by US$143.5 million, or 53.3%, from US$269.0 million for the year ended December 31, 2011 to US$412.5 million for the year ended December 31, 2012. The increase was primarily due to three projects, Zhengzhou Royal Palace, Zhengzhou Yipin Xiangshan Phase II and Zhengzhou Century East B, which were launched in 2011, but contributed to the full year 2012. The Zhengzhou Century East A project launched in the fourth quarter of 2012 also contributed to the increase in total revenue. The gross profit for this region was US$150.8 million in the year ended December 31, 2012, representing an increase of US$53.7 million, or 55.2%, as compared to US$97.1 million in the year ended December 31, 2011. The operating income was US$125.3 million for the year ended December 31, 2012, representing an increase of US$50.0 million, or 66.3%, from US$75.3 million in the year ended December 31, 2011. Such improvement was due to the increases in revenues as described above.

Jinan, Shandong. Total revenue increased by US$78.4 million, from US$61.0 million for the year ended December 31, 2011 to US$139.4 million for the year ended December 31, 2012. The increase was primarily due to increased sales of Jinan Xinyuan Splendid, which contributed US$59.5 million in 2012. The gross profit increased to US$27.2 million for the year ended December 31, 2012 from US$12.4 million for the year ended December 31, 2011. The operating income was US$22.8 million for the year ended December 31, 2012, from US$9.1 million for the year ended December 31, 2011. Such increase was due to the increase in revenues as described above.

Suzhou, Kunshan and Xuzhou, Jiangsu. Total revenue increased by US$28.0 million, or 12.3%, from US$227.6 million for the year ended December 31, 2011 to US$255.6 million for the year ended December 31, 2012. The increase was primarily due to accelerated completion of projects in Suzhou and Kunshan during 2012. The gross profit for the Jiangsu segment was US$73.6 million for the year ended December 31, 2012, increasing by US$14.7 million from US$58.9 million for the year ended December 31, 2011. The operating income was US$63.5 million for the year ended December 31, 2012, an increase of US$12.5 million, or 24.5%, compared to US$51.0 million for the year ended December 31, 2011. Such improvement was due to the increases in revenues as described above.

Hefei, Anhui. Total revenue for the year ended December 31, 2012 was US$0.05 million, compared to US$0.3 million for the year ended December 31, 2011. This region had a gross profit of US$0.001 million and an operating loss of US$0.01 million in the year ended December 31, 2012, compared to a gross profit of US$0.2 million and an operating income of US$0.1 million in the year ended December 31, 2011. The Hefei Wangjiang Garden project is the only project in the Anhui segment, and only parking facilities were sold in 2011 and 2012.

Chengdu, Sichuan. Total revenue decreased by US$33.0 million from US$118.8 million for the year ended December 31, 2011 to US$85.8 million for the year ended December 31, 2012. The decrease was primarily due to a reduction in sellable units of Chengdu Xinyuan Splendid I and Chengdu Xinyuan Splendid II as the projects were near completion. The gross profit for the Sichuan segment was US$24.6 million for the year ended December 31, 2012, a decrease of US$5.1 million from US$29.7 million for the year ended December 31, 2011. The operating income was US$22.1 million for the year ended December 31, 2012, a decrease of US$4.2 million, or 15.9%, compared to US$26.3 million for the year ended December 31, 2011. Such decrease was due to the decreases in revenue and gross profit described above.

Beijing. The operating loss was US$2.1 million for the year ended December 31, 2012, compared to US$1.5 million for the year ended December 31, 2011, primarily due to higher staff costs on increased headcount.

The U.S. Prior to 2012, we did not have any operations in the U.S. Total revenue for the year ended December 31, 2012 was US$8.2 million, compared to US$nil in 2011. The increase in total revenue was due to the sale of 255 finished lots and 128 acres of undeveloped land, out of a total portfolio of 325 finished lots and 185 acres of undeveloped land we purchased through a foreclosure sale in northern Nevada from a major U.S. bank in 2012. This region had a gross profit of US$1.6 million and an operating income of US$0.7 million in the year ended December 31, 2012.

Others. Other revenue of US$13.3 million for the year ended December 31, 2012 consisted of real estate-related services, including, among others, property management services, broadband network installation, landscaping services and consulting services. These services generated a gross profit of US$2.2 million in the year ended December 31, 2012, compared to a gross profit of US$1.5 million in the year ended December 31, 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Zhengzhou, Henan. Total revenue increased by US$148.6 million, or 123.4%, from US$120.4 million for the year ended December 31, 2010 to US$269.0 million for the year ended December 31, 2011. The increase was primarily due to three new projects, Zhengzhou Royal Palace, Zhengzhou Yipin Xiangshan Phase II and Zhengzhou Century East B, which commenced sales in 2011. The gross profit for this region was US$97.1 million in the year ended December 31, 2011, representing an increase of US$56.7 million, or 139.6%, as compared to US$40.5 million in the year ended December 31, 2010. The operating income was US$75.3 million for the year ended December 31, 2011, representing an increase of US$50.5 million, or 202.7%, from US$24.9 million in the year ended December 31, 2010. Such improvement was due to the increases in revenues as described above.

Jinan, Shandong. Total revenue increased by US$57.5 million, from US$3.5 million for the year ended December 31, 2010 to US$61.0 million for the year ended December 31, 2011. The increase was primarily due to the new project, Jinan Xinyuan Splendid, which commenced with strong sales in May of 2011. The gross margin increased to 20.3% for the year ended December 31, 2011 from 3.3% for the year ended December 31, 2010. The operating income was US$9.1 million for the year ended December 31, 2011, compared to an operating loss of US$1.0 million in the year ended December 31, 2010. Such increase was due to the increase in revenues as described above.

Suzhou, Kunshan and Xuzhou, Jiangsu. Total revenue increased by US$22.8 million, or 11.2%, from US$204.8 million for the year ended December 31, 2010 to US$227.6 million for the year ended December 31, 2011. The increase primarily resulted from the completion ratio of projects in Suzhou accelerated during the year of 2011, partly offset by the weaker sales of Kunshan International City Garden due to stricter mortgage policies since April 2010. The gross profit for the Jiangsu segment was US$58.9 million for the year ended December 31, 2011, increased by US$5.2 million from US$53.7 million for the year ended December 31, 2010. The gross margin decreased to 25.9% for the year ended December 31, 2011, compared to 26.2% for the year ended December 31, 2010. The decrease was mainly due to soft demand of Kunshan International City Garden. The operating income was US$51.0 million for the year ended December 31, 2011, an increase of US$4.3 million, or 9.3%, compared to US$46.6 million for the year ended December 31, 2010. Such improvement was due to the increases in revenues as described above.

Hefei, Anhui. Total revenue for the year ended December 31, 2011 was US$0.3 million, compared to US$0.1 million for the year ended December 31, 2010. This region had a gross profit of US$0.2 million and operating income of US$0.1 million in the year ended December 31, 2011, compared to a gross profit of US$0.04 million and an operating loss of US$0.4 million in the year ended December 31, 2010. Hefei Wangjiang Garden project is the only project in the Anhui segment, only parking facilities were sold in 2011.

Chengdu, Sichuan. Total revenue increased by US$8.2 million from US$110.6 million for the year ended December 31, 2010 to US$118.8 million for the year ended December 31, 2011. The increase was primarily due to the fact that the project construction completion ratio accelerated during the year of 2011, partly offset by a reduction in sellable units of Chengdu Xinyuan Splendid I. The gross profit for the Sichuan segment was US$29.7 million for the year ended December 31, 2011, an increase of US$11.5 million from US$18.2 million for the year ended December 31, 2010. The gross margin increased to 25.0% for the year ended December 31, 2011, compared to 16.5% for the year ended December 31, 2010. The increase was mainly due to a change in project mix as the lower-profit mature project Chengdu Xinyuan Splendid I was winding down. The operating income was US$26.3 million for the year ended December 31, 2011, an increase of US$11.4 million, or 76.3%, compared to US$14.9 million for the year ended December 31, 2010. Such increase was due to the increases in revenue and gross profit described above.

Beijing. The operating loss was US$1.5 million for the year ended December 31, 2011, compared to US$0.08 million for the year ended December 31, 2010, primarily due to higher staff cost on increased headcount.

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

Status of Projects as of December 31, 2012

The status of each of our projects under construction and under planning as of December 31, 2012, which were accounted for using the percentage of completion method, is discussed below.

Chengdu Xinyuan Splendid II

As of December 31, 2012, the carrying value of this project was US$2.0 million, net of profit recognized and progress billings. As of December 31, 2012 the cumulative cost incurred on the project was US$156.8 million relative to the total estimated cost of US$159.0 million. In the year ended December 31, 2012, we had contract sales of US$56.1 million with area sold of 51,220 square meters at an average selling price of US$1,095 per square meter. Sales for this project began in April 2010 and cumulative contract sales through December 31, 2012 were US$231.6 million with total area sold of 216,457 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$232.1 million, or US$219.3 million net of business tax, relative to the estimated total cost of US$159.0 million, generating a gross margin of 27.5%.

Kunshan International City Garden

As of December 31, 2012, the carrying value of this project was US$46.7 million, net of profit recognized and progress billings. As of December 31, 2012 the cumulative cost incurred on the project was US$395.6 million relative to the total estimated cost of US$404.1 million. In the year ended December 31, 2012, we had contract sales of US$97.5 million with area sold of 77,040 square meters at an average selling price of US$1,266 per square meter. Sales for this project began in September 2008 and cumulative contract sales through December 31, 2012 were US$519.6 million with total area sold of 458,956 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$587.9 million, or US$555.6 million net of business tax, relative to the total estimated cost of US$404.1 million, generating a gross margin of 27.3%.

Xuzhou Colorful Garden

As of December 31, 2012, the carrying value of this project was nil, net of profit recognized and progress billings. As of December 31, 2012 the cumulative cost incurred on the project was US$85.5 million relative to total estimated cost of US$86.6 million. In the year ended December 31, 2012, we had negative contract sales of US$0.7 million with area sold of 667 square meters at an average selling price of US$1,071 per square meter. Sales for this project began in August 2010 and cumulative contract sales through December 31, 2012 were US$112.6 million with total area sold of 100,124 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$119.3 million, or US$112.6 million net of business tax, relative to the estimated total cost of US$86.6 million, generating a gross margin of 23.1%.

Jinan Xinyuan Splendid

As of December 31, 2012, the carrying value of this project was US$162.5 million, net of profit recognized and progress billings. As of December 31, 2012 the cumulative cost incurred on the project was US$405.5 million relative to total estimated cost of US$573.4 million. In the year ended December 31, 2012, we had contract sales of US$180.9 million with area sold of 139,190 square meters at an average selling price of US$1,300 per square meter. Sales for this project began in May 2011 and cumulative contract sales through December 31, 2012 were US$299.5 million with total area sold of 225,243 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$759.6 million, or US$716.7 million net of business tax, relative to the total estimated cost of US$573.4 million, generating a gross margin of 20.0%.

Zhengzhou Modern City

As of December 31, 2012, the carrying value of this project was US$31.0 million, net of profit recognized and progress billings. As of December 31, 2012 the cumulative cost incurred on the project was US$151.7 million relative to total estimated cost of US$153.5 million. In the year ended December 31, 2012, we had contract sales of US$52.8 million with area sold of 30,752 square meters at an average selling price of US$1,717 per square meter. Sales for this project began in May 2010 and cumulative contract sales through December 31, 2012 were US$298.2 million with total area sold of 223,240 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$307.6 million, or US$290.4 million net of business tax, relative to the estimated total cost of US$153.5 million, generating a gross margin of 47.1%

Zhengzhou Royal Palace

As of December 31, 2012, the carrying value of this project was US$14.7 million, net of profit recognized and progress billings. As of December 31, 2012 the cumulative cost incurred on the project was US$120.2 million relative to total estimated cost of US$157.9 million. In the year ended December 31, 2012, we had contract sales of US$100.8 million with area sold of 60,377 square meters at an average selling price of US$1,670 per square meter. Cumulative contract sales through December 31, 2012 were US$149.1 million with total area sold of 81,697 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$220.1 million, or US$207.8 million net of business tax, relative to the estimated total cost of US$157.9 million, generating a gross margin of 24.0%.

Zhengzhou Yipin Xiangshan Phase II

As of December 31, 2012, the carrying value of this project was US$1.2 million, net of profit recognized and progress billings. As of December 31, 2012 the cumulative cost incurred on the project was US$126.5 million relative to total estimated cost of US$137.6 million. In the year ended December 31, 2012, we had contract sales of US$87.9 million with area sold of 73,768 square meters at an average selling price of US$1,191 per square meter. Sales for this project began in March 2011 and cumulative contract sales through December 31, 2012 were US$217.5 million with total area sold of 192,961 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$230.5 million, or US$217.6 million net of business tax, relative to the estimated total cost of US$137.6 million, generating a gross margin of 36.8%.

Zhengzhou Century East A

As of December 31, 2012, the carrying value of this project was US$46.0 million, net of profit recognized and progress billings. As of December 31, 2012 the cumulative cost incurred on the project was US$48.1 million relative to total estimated cost of US$61.9 million. In the year ended December 31, 2012, we had contract sales of US$17.5 million with area sold of 12,472 square meters at an average selling price of US$1,401 per square meter. Sales of this project began in November 2012 and cumulative contract sales through December 31, 2012 were US$17.5 million with total area sold of 12,472 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$111.6 million, or US$105.3 million net of business tax, relative to the estimated total cost of US$61.9 million, generating a gross margin of 41.2%.

Zhengzhou Century East B

As of December 31, 2012, the carrying value of this project was US$10.0 million, net of profit recognized and progress billings. As of December 31, 2012 the cumulative cost incurred on the project was US$127.8 million relative to total estimated cost of US$157.3 million. In the year ended December 31, 2012, we had contract sales of US$108.8 million with area sold of 81,656 square meters at an average selling price of US$1,332 per square meter. Sales for this project began in June 2011 and cumulative contract sales through December 31, 2012 were US$173.9 million with total area sold of 130,420 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$233.5 million, or US$220.3 million net of business tax, relative to the estimated total cost of US$157.3 million, generating a gross margin of 28.6%.

Northern Nevada Land Portfolio

As of December 31, 2012, we have sold 255 finished lots and 128 acres of undeveloped land, out of the total 325 finished lots and 185 acres of undeveloped land we purchased through a foreclosure sale from a major U.S. bank in 2012, for a total of US$8.2 million.

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

Revenue and cost recognition

We apply either of two different methods for revenue recognition, full accrual or percentage of completion, depending on the expected construction period and timing of collection of sales prices. For a discussion on our policy on impairment of long-lived assets, see “Operating Results—Future losses and impairment charges” and “Impairment of long-lived assets”.

Full accrual method. Revenue from the sale of properties where the construction period, the period from the construction permit award date to the unit delivery date, is expected to be 12 months or less, or the construction period is expected to be longer than 12 months and sales prices are not certain to be collected, is recognized by the full accrual method when the sale is consummated and the unit has been delivered. Properties held for sale is recognized by the full accrual method at the time of the closing of an individual unit sale, when title to the property is transferred to the buyer. A sale is considered to be consummated when the parties are bound by the terms of a contract, all consideration has been exchanged, any permanent financing of which we are responsible has been arranged, all conditions precedent to closing have been performed, we do not have substantial continuing involvement with the property, and the usual risks and rewards of ownership have been transferred to the buyer. In addition, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, must not be subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

Percentage of completion method. Revenue and profit from the sale of development properties is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met:

•	Construction is beyond a preliminary stage.

•	The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit.

•	Sufficient units have already been sold to assure that the entire property will not revert to rental property.

•	Sales prices are collectible.

•	Aggregate sales proceeds and costs can be reasonably estimated.

If any of the above criteria is not met, proceeds are accounted for as customer deposits until the criteria are met.

Due to PRC restrictions of mortgages to second home buyers, we introduced seller-financed contract arrangements in the third quarter of 2011. In the second half of 2012, execution of seller-financed contracts dropped significantly to the point that we did not offer seller-financed contracts to second home buyers starting in the fourth quarter of 2012. Under these seller-financed contract arrangements, the buyer pays the purchase price for the residential unit in installment payments ranging from six months to two years with the final payment to be made 30 days prior to the delivery of the property. These contracts generally require a 10% down payment upon contract execution date, the second payment of 20% within 30 days, a third payment of 30% to 40% six months after the contract date, and the final 30% to 40% payment 30 days before delivery.

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

As of December 31, 2012, the minimum amount of future taxable income that would have to be generated to realize the deferred tax assets is US$106.3 million. We believe that future pre-tax earnings for financial reporting purposes on existing projects are sufficient to generate that minimum amount of future taxable income.

Please see the more detailed discussion in note 12 to our consolidated financial statements included elsewhere in this annual report.

Share-based payments

Under ASC 718, “ Share-Based Compensation ”, we are required to recognize share-based compensation as compensation expense based on the fair value of stock options and other equity awards on the date of the grant. We have elected to recognize compensation expense using the straight-line method for all stock options granted with service conditions that have a graded vesting schedule. For options granted with performance conditions, share-based compensation expense is recognized based on the probable outcome of the performance condition. A performance condition is not taken into consideration in determining fair value of the non-vested shares granted.

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses various assumptions including assumptions regarding an average risk-free rate of return, expected term of the options, volatility rate of our shares and dividend yield.

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of U.S. Treasury yield curve in effect at the time of grant. The expected life of options represents the period of time the granted options are expected to be outstanding. The expected volatility we used in our calculations was based on our historical volatilities. Changes in these assumptions, or the expected forfeiture rate of share-based payments, can have a significant effect on the valuation of the awards, and the amount of expenses recognized in our statement of comprehensive income.

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

Impairment of long-lived assets

We consider on an annual basis whether indicators of impairment of long-lived assets are present. These indicators include, but are not limited to, negative gross margins, decreases in the average selling price above 5% and increases in input costs above 5% related to the individual projects in each operating segment. The provisions of ASC 360, “Property, Plant and Equipment", require that a two-step impairment test be performed on long-lived assets. In the first step, we test for recoverability of the assets by determining whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying value. If the estimated undiscounted cash flows are greater than the carrying value, the long-lived assets are considered not impaired and we are not required to perform further testing. If the estimated undiscounted cash flows are less than the carrying value, we must perform the second step of the impairment test, which is to recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values, if any. Our determination of fair value requires discounting the estimated cash flows for a project at a rate commensurate with the inherent risk associated with the related assets and estimated cash flows.

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

Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2012, ten real estate development projects (Chengdu Xinyuan Splendid I, Chengdu Xinyuan Splendid II, Suzhou International City Garden, Shandong Xinyuan Splendid, Kunshan International City Garden, Henan Royal Palace, Henan Modern City, Xuzhou Colorful Garden, Henan Century East B and Zhengzhou Yipin Xiangshan II), which recognized gross profits in 2011, had changes in their estimated gross profit margins. As of December 31, 2012, each of these projects has a percentage of completion at 70.7% or more. As the unit sales and selling prices were on an upward trend during the year ended December 31, 2012, we revised upwards our prior estimates related to selling prices and total estimated sales values in conjunction with the change in total estimate cost, which led to a decrease of the percentage sold and thus a decrease in the recognized costs. As a result of the changes in estimates above, gross profit, net income and basic and diluted earnings per share increased by US$19.9 million, US$14.9 million, US$0.10 per share and US$0.10 per share, respectively, for the year ended December 31, 2012.

In the third quarter of 2010, certain contracted buyers for the Kunshan International City Garden project were not able to secure mortgages at terms and amounts foreseen at the time of contract execution, resulting from the newly issued government mandates adversely affecting the availability of mortgage financing in 2010. As a result, we reversed contracted sales in the amounts of US$42.8 million related to sales contracts for 348 apartments when determining revenue to be recognized under the percentage of completion method. We took the position that contracts that were not clearly executable under prevailing government policies were not recognized as revenue under the percentage of completion method. The reversals, which represented 12.0% of all contract sales from inception through December 31, 2010 for Kunshan, reduced revenue by US$31.5 million under the percentage of completion method for the year ended December 31, 2010. As a result of the change, net income and basic and diluted earnings per share decreased by US$5.5 million, US$0.04 per share and US$0.04 per share, respectively, for the year ended December 31, 2010. For the year ended December 31, 2011, we reversed contracted sales amounts of US$4.0 million related to sales contracts for 28 apartments, which reduced revenue by US$3.6 million. For the year ended December 31, 2012, we reversed contracted sales amounts of US$2.6 million related to sales contracts for 17 apartments, which reduced revenue by US$2.5 million. In all of our other projects in China, where over 90% of buyers are owner occupiers and not investors, there has not been any significant mortgage availability problem and, thus, no reversals have been recorded.

Recently Issued Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220) (“ASU 2013-02”) to improve the reporting of reclassifications out of accumulated other comprehensive income, or AOCI. This ASU sets requirements for presentation for significant items reclassified to net income in their entirety during the period and for items not reclassified to net income in their entirety during the period. It requires companies to present information about reclassifications out of AOCI in one place and to present reclassifications by component when reporting changes in AOCI balances. The modifications to ASC Topic 220 resulting from the issuance of ASU 2013-02 are effective for fiscal years beginning after December 15, 2012 and interim periods within those years. Early adoption is permitted. The adoption of ASU 2013-02 is not expected to have a material impact on our consolidated financial statements.

B.	Liquidity and Capital Resources

A principal factor affecting our results of operations and our growth is the acquisition of land use rights in target markets. Under current regulations and market practice, land use rights for residential development purposes in the PRC may be acquired from local governments through a competitive auction or other bidding process. These competitive auctions and bidding processes are typically announced 20 days before they are about to take place. To participate in these auctions, we are required to make a minimum deposit of 20-50% of the opening auction price in cash. If we are successful on our bids, we are also generally required to remit the remaining purchase price within 30 days of the auction. Further, under current regulations we are not permitted to borrow money from local banks to fund land purchases. As a result we have to fund land purchases either from cash flows from project sales or from financing transactions in foreign markets which have been and continue to be relatively expensive and not easily accessible. See “ITEM 3. KEY INFORMATION D. Risk Factors - Our business requires access to substantial financing. ” Our failure to obtain adequate financing in a timely manner could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts and (2) affect our financial performance and condition.”) As a result of entering into the U.S. market, we will also require adequate U.S. dollar financing for our U.S. operations, primarily through back-to-back loan arrangement with our subsidiaries, which is subject to foreign exchange rate fluctuation and regulatory risk. See “ITEM 3. KEY INFORMATION “D. Risk Factors - We face risks related to our back-to back loans.”

In addition to our land acquisitions, we expect to incur material project development costs on the acquired land. Our cash needs can only be partially satisfied by construction loans and future cash flows from real estate projects under development in the upcoming fiscal year. To ensure that we have sufficient funds to secure attractive land parcels and cover material project development costs, which are vital to our growth strategy, we have chosen to maintain a certain level of cash reserves on hand. In addition, we are required to maintain restricted cash deposits by banks that provide loans to us and our customers. The amount of the restricted cash deposits will vary based on the amount of the related loans. As of December 31, 2012, approximately US$145.7 million, or 22.7% of our total cash balance reserve, were restricted cash.

Based on our land acquisition plans for the fiscal year 2010, we determined in early 2010 that the projected land acquisition payments combined with our debt repayments and limited financing options could result in a strained liquidity position. Therefore, we issued a secured note to Forum Asian Realty Income II, L.P. (“Forum”) on April 15, 2010 for US$40 million bearing an interest rate of 15.6% per annum, to provide some margin of safety in cash available to execute our land acquisition plans. See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS A. Operating Results - Principal Factors Affecting Our Results of Operations - Availability and cost of financing.” However, due to the limited number of land auctions announced during the remainder of 2010 that satisfied our investment criteria, the uncertainties caused by additional policies issued by the PRC government to slow down the growth of the residential real estate market in the PRC and the efforts prior regulations felt during 2010, we ultimately did not participate in any land auctions during the year ended December 31, 2010. In the year ended December 31, 2011, we acquired two parcels of lands for an aggregate amount of US$125.4 million. Our acquisition activity increased in the year ended December 31, 2012, and we acquired a total of two parcels of land for an aggregate amount of US$206.8 million in the PRC. We acquired one property in the U.S. for development purposes for an amount of US$54.2 million. For resale purpose, we acquired 325 finished lots and 185 acres of undeveloped land, at 8 different sites, as well as 15 luxury apartments in the U.S. for an aggregate amount of US$17.4 million. In addition, we made deposits in the aggregate amount of US$44.5 million with respect to potential land acquisitions in the PRC under the negotiated acquisition model.

To date, we have financed our operations primarily through cash flows from operations, construction loans from Chinese banks, and proceeds from issuances of equity and debt securities.

Cash Flows

	Year Ended December 31,
	2010	2011	2012
	(US$ in thousands)
Net cash provided by operating activities	51,422	212.828	182,721
Net cash provided by (used in) investing activities	8,432	(1,164)	(354)
Net cash used in financing activities	(10,203)	(118,674)	(6,782)
Net increase in cash and cash equivalents	49,651	92,990	175,585
Effect of exchange rate changes on cash and cash equivalents	5,875	12,902	1,402
Cash and cash equivalents at beginning of year	157,800	213,326	319,218
Cash and cash equivalents at end of year	213,326	319,218	494,205

Operating Activities

Net cash provided by operating activities was US$182.7 million for the year ended December 31, 2012, primarily attributable to US$158.1 million in net income, a decrease in real estate property under development of US$52.9 million, a decrease in accounts receivable of US$17.2 million, a decrease in real estate property development completed of US$14.8 million, an increase in other payables and accrued liabilities of US$ 13.2 million, partially offset by an increase in other deposits and prepayments of US$ 45.3 million, an increase in real estate property held for sale in Reno, Nevada and Irvine, California of US$ 11.2 million, a decrease in customer deposits of US$16.3 million and an increase in other receivables of US$13.7 million.

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

Proceeds from pre-sales of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sales proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sales are affected by a number of factors, including restrictions on pre-sales imposed by PRC law, market demand for our properties subject to pre-sales, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sales payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. At December 31, 2010, 2011 and 2012, we recorded current liabilities consisting of customer deposits of US$22.8 million, US$69.5 million and US$50.2 million, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash in flow to the extent possible.

Investing Activities

Net cash used in investing activities was US$0.4 million in the year ended December 31, 2012, and was mainly attributable to the purchase of property and equipments.

Net cash used in investing activities was US$1.2 million in the year ended December 31, 2011, and was mainly attributable to the purchase of property and equipments.

Net cash provided by investing activities was US$8.4 million in the year ended December 31, 2010, and was mainly attributable to the purchase of Jiantou Xinyuan, whereby the cash balance in the acquired target exceeded the cash purchase price.

Financing Activities

Net cash used in financing activities was US$6.8 million in the year ended December 31, 2012, and was primarily attributable to repayment of short-term and long-term bank loans in the aggregate of US$161.2 million, dividend distributions of US$8.8 million and repurchases of ADSs of US$5.7 million, partially offset by proceeds from short-term and long-term bank loans in the aggregate of US$159.2 million and a decrease in restricted cash of US$ 11.8 million.

Net cash used in financing activities was US$118.7 million in the year ended December 31, 2011, and was primarily attributable to repayment of short-term and long-term bank loans in the aggregate of US$199.8 million, an increase in restricted cash of US$80.0 million, repurchases of ADSs of US$8.0 million and dividend distributions of US$7.7 million, partially offset by proceeds from short-term and long-term bank loans in the aggregate of US$176.6 million.

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

Bank Borrowings

Bank borrowings are an important source of funding for our property developments. Our borrowings as of December 31, 2010, 2011 and 2012, respectively, were as follows.

	As of December 31,
	2010	2011	2012
	(US$)	(US$)	(US$)
Short-term bank loans and other debt	108,565,993	42,949,816	113,065,643
Long-term bank loans	70,213,164	73,481,566	35,000,000
Current portion of long-term bank loans and other debt	78,064,729	129,089,496	166,081,678
Total	256,843,886	245,520,878	314,147,321

As of December 31, 2010, 2011 and 2012, the weighted average interest rate on our short-term bank loans was 5.54%, 5.03%, and 5.31%, respectively. As of December 31, 2010, our short-term bank loans were all denominated in Renminbi and were secured by certain property certificates and certain bank deposits. As of December 31, 2011, US$17.9 million of our short-term bank loans were denominated in Renminbi, which were secured by certain property certificates and certain bank deposits. The remaining US$25.0 million was denominated in U.S. dollars and was secured by the equivalent amount of RMB bank deposit. As of December 31, 2012, US$58.8 million of our short-term bank loans was denominated in Renminbi and secured by certain property certificates and certain bank deposits. The remaining US$25.0 million was denominated in U.S. dollars and was secured by the equivalent amount of RMB bank deposit. On August 31, 2012, into a subsidiary of XIN Development Group Development Inc. purchased property in Brooklyn, New York for US$54.2 million, including a US$29.2 million mortgage loan from Beta Capital due on September 19, 2013.

As of December 31, 2010, 2011 and 2012, the weighted average interest rate on our long-term bank loans, including their current portion, was 5.29%, 6.78% and 5.79%, respectively. As of December 31, 2011, our long-term bank loans were all denominated in Renminbi and were secured by our land use rights and real estate under development. As of December 31, 2012, our long-term bank loans were denominated in US$, the loan contract with Agricultural Bank of China (Singapore) and two long-term loans from Agricultural Bank of China (Singapore), amounting to US$15.0 million and US$10.0 million, respectively, were denominated in U.S. dollars and secured by deposits of US$17.5 million and US$11.0 million. Pursuant to the loan contract with Industrial and Commercial Bank of Thai Limited, loans amounting to US$10.0 million, were denominated in U.S. dollars and secured by the deposits of the US$11.2 million.

Since June 2003, commercial banks have been prohibited under PBOC guidelines from advancing loans to fund the payment of land use rights. In addition, the PRC government also encourages property developers to use internal funds to develop their property projects. Under guidelines jointly issued by the MOHURD and other PRC government authorities in August 2004, commercial banks in China are not permitted to lend funds to property developers with an internal capital ratio, calculated by dividing the internal funds available by the total capital required for the project, of less than 35%. These internal capital ratio requirements have limited the amount of bank financing that property developers, including us, are able to obtain.

On April 15, 2010, we entered into a securities purchase agreement with Forum, pursuant to which we issued to Forum a guaranteed senior secured note in the aggregate principal amount of US$40,000,000 due April 15, 2013 and warrants to purchase up to 1,516,882 common shares, par value $0.01 per share. Forum was a holder of US$30 million principal amount of the floating rate notes issued by us previously. The US$40 million purchase price for the secured note and the warrants was paid by Forum by (a) offsetting the purchase price by the amount owed to it by us for the repayment of US$30 million principal amount of the floating rate notes and (b) payment of US$10 million in cash.

The secured note bore interest at 15.6% per annum payable semi-annually and had a three year term maturing on April 15, 2013. It was guaranteed by our wholly-owned subsidiaries, Xinyuan Real Estate, Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited. The secured note was secured by a first priority security interest in our assets and those of our subsidiaries located outside of PRC and, subject to approval and registration with the relevant governmental authorities, a pledge of the shares of Xinyuan (China) Real Estate Co., Ltd., or Xinyuan (China), and a negative pledge of certain of Xinyuan (China)’s assets.

The agreement required that we maintain certain financial ratios, with which we were in compliance as of December 31, 2012. The agreement also contained certain other restrictive covenants.

We paid the secured note in full together with all accrued and unpaid interest through the maturity date in April 2013. Following such payment, the agreement and all related security interests of Forum were terminated and all financial ratios and other covenants ceased to be in effect.

Capital Expenditures

Our capital expenditures were US$1.0 million, US$1.2 million and US$0.4 million in 2010, 2011, and 2012, respectively. Our capital expenditures in 2010, 2011 and 2012 were mainly used for acquisition of subsidiaries, building improvements, purchase of vehicles, fixtures and furniture and computer network equipment and accumulation of properties held for lease related to newly completed projects. The source of our capital expenditures is primarily the cash flow generated from operating activities.

As of December 31, 2012, we had outstanding commitments with respect to non-cancelable construction contracts for real estate development in the amount of US$226.8 million.

C.	Research and Development, Patent and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

As of December 31, 2010, 2011 and 2012, we guaranteed mortgage loans in the aggregate outstanding amount of US$666.4 million, US$709.5 million and US$951.1 million, respectively.

We generally pre-sell properties prior to the completion of their construction. Sales contracts are executed during the pre-sales period and mortgages are generally executed within 30 days after the buyer signs the sales contract.

The pre-sales period begins upon receipt of a government permit which is issued soon after groundbreaking on a given phase of the project. The period from groundbreaking to delivery consists of building construction, landscaping, municipal government inspections and issuance of a certificate of occupancy. This “delivery period” will generally range from one to two years. The buyers only request the government to record buyer ownership in their official records after the delivery period is completed. Typically, the government will provide certificates of ownership six to twelve months after being requested to record. Therefore, the total elapsed time between our receipt of mortgage proceeds and the buyer’s receipt of an ownership certificate can range from one and a half years to three years.

Due to the time lag above, our mortgage guarantees will exceed the real estate balances at any given point in time.

We paid US$0.10 million, US$0.04 million and US$0.3 million to satisfy guarantee obligations related to customer defaults for the years ended December 2010, 2011 and 2012, respectively. The fair value of the guarantees is not significant and we consider that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in our consolidated financial statements.

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

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2012, our contractual obligations amounted to US$596.1 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated.

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(US$ in thousands)
Long-term debt obligations:
long-term bank loans	35,000	-	35,000	-	-
interest on long-term bank loans(2)	1,382	843	539	-	-
current portion of long-term bank loan and other debt(1)	165,018	165,018	-	-	-
interest on current portion of long-term bank loan and other debt(2)	7,157	7,157	-	-	-
Short-term debt obligations
short-term bank loans	113,066	113,066	-	-	-
interest on short-term debt obligations (3)	4,643	4,643	-	-	-
Operating lease obligations	6,977	2,278	4,502	197	-
Non-cancellable construction contract obligations	226,778	226,778	-	-	-
Financing lease obligations(4)	36,113	3,386	9,028	9,028	14,671
Total	596,134	523,169	49,069	9,225	14,671

(1)	Our current portion of long-term bank loan and other debt including the secured note which was paid in full in April 2013.

(2)	Our long-term bank loans, including current portion, bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans, including current portion, is calculated based on the current interest rate of each loan, ranging from 2.21% to 7.98% per annum, using the PBOC benchmark rate of 6.15% as of December 31, 2012. Interest on the guaranteed senior secured note is calculated at a rate of 15.6% per annum.

(3)	Interest on short-term loans is calculated based on the interest rates for relevant loans, ranging from 2.11% to 7.98% per annum.

(4)	In 2012, one of our subsidiaries entered into a capital lease agreement to lease an aircraft as described further below.

We have projected cash flows for each of our existing projects, considering a number of factors, including the relative stage of each of our projects under construction and our projects under planning and the demand for and the average selling prices of our projects. For any given project, we use cash early in the project life and generate cash later in the project life. Costs for land acquisition, site preparation, foundation, and early above-ground framing are all incurred before we obtain licenses from local governing authorities to enter into pre-sales activity. The construction of many of our projects is carried-out in phases, the timing of which is primarily determined by us based on the pace of the market demand for units in the project. Accordingly, after receiving the pre-sale permits relating to a project, we are in a better position to manage some of our construction activities to coincide with the timing of expected pre-sales.

In 2009, we made our first land parcel acquisitions since 2007, acquiring five parcels of land for an aggregate land premium consideration of US$341.0 million. We did not acquire any additional property in 2010 and most of 2011. In the fourth quarter of 2011, we acquired two parcels of land for an aggregate consideration of US$125.4 million and paid in full by the end of 2012. During 2012, we entered into three framework cooperation agreements with local governments relating to prospective land parcel planning and preparation, pursuant to which we paid advances in the aggregate amount of US$44.5 million.

We also acquired an aggregate of five properties, consisting of two parcels of land in Beijing and Suzhou, and projects in Reno, Nevada, Irvine, California and Brooklyn, New York, for an aggregate consideration of US$278.4 million, including a US$29.2 million mortgage loan note.  We acquired the Brooklyn, New York property pursuant to a purchase and sale agreement entered into between XIN Development and Beta Capital, LLC, the successful bidder at a foreclosure sale on the parcel.  Under this agreement, XIN Development's subsidiary, 421 Kent Development, LLC ("421 Kent Development") acquired the property for a consideration of US$54.2 million, including the US$29.2 million mortgage loan from Beta Capital with a maturity date of September 19, 2013, secured by the land purchased, any improvements thereon and any building equipment, materials and supplies owned by 421 Kent Development and any lease and rents from the property.  In connection with the mortgage loan, 421 Kent Development agreed to certain restrictions on its activities other than developing and constructing the project. See Note 8 to the consolidated financial statement contained elsewhere in this annual report on Form 20-F.

In 2010 we paid in full the outstanding principal amount of, and accrued and unpaid interest on, floating rates notes due in 2010. We also repaid an outstanding convertible note early in April 2010 at a repurchase price of US$30.2 million.

On April 15, 2010, we issued a secured note in the aggregate principal amount of US$40 million and detachable warrants to subscribe for common shares to Forum. The secured note bore interest at 15.6% per annum payable semi-annually. Forum also was the holder of US$30 million principal amount of the floating rate notes issued by us previously. The US$40 million purchase price for the secured note and warrants was paid by Forum by (a) offsetting the purchase price by the amount owed to it by us for the repayment of US$30 million principal amount of the floating rate notes and (b) payment of US$10 million in cash. A portion of the cash payment was used to partially fund the repayment of the convertible notes. The secured note had a maturity date of April 15, 2013 and has been paid in full.

On October 23, 2012, Henan Xinyuan Real Estate Co., Ltd. ("Henan Xinyuan"), one of our subsidiaries, entered into a capital lease agreement with Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd. ("Minsheng") to lease an aircraft. Pursuant to the agreement, Minsheng purchased a Gulf 450 from Gulfstream Aerospace Corporation and will subsequently lease the aircraft to Henan Xinyuan for a term of 96 months starting from 15 days after the date of delivery of the aircraft, which is expected to be in June 2013. In September 2012, Henan Xinyuan paid a deposit in the amount of US$6.7 million to Minsheng. Upon the expiration of the 96-month lease, the deposit in the amount of US$6.7 million may be used as full and final payment to Minsheng to purchase the aircraft. As of December 31, 2012, we had also paid service fees and advance lease payments in the amount of US$2.7 million.

We believe our cash on hand, projected cash flow from operations, available construction loan borrowing capability, and potential access to capital markets, should be sufficient to meet our expected cash requirements, including our short-term debt obligations, taking into account our repayment earlier in 2013 of the secured note, and non-cancellable construction contract obligations that are due on various dates through December 31, 2013.

Our ability to secure sufficient financing for land use rights acquisition and property development depends on internal cash flows in addition to a number of other factors that are not completely under our control, including lenders’ perceptions of our creditworthiness, market conditions in the capital markets, investors’ perception of our securities, the PRC economy and the PRC government regulations that affect the availability and cost of financing for real estate companies or property purchasers and the U.S. economy and recovery of the U.S. real estate markets.

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

G.	Safe Harbor

See “FORWARD-LOOKING INFORMATION” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position
Yong Zhang	49	Director, Chairman and Chief Executive Officer
Yuyan Yang	50	Director and Vice President
Thomas Gurnee	62	Director and Chief Financial Officer
Huai Chen	61	Director *
Yong Cui	38	Director
Yinfei Hao	63	Director and Executive Vice President
Omer Ozden	44	Director*
Thomas Wertheimer	72	Director*
Anthony J. Walton	70	Director*

*	Indicates Independent Director

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

Yong Cui has been our director since August 2006. With a doctorate degree in economics from Renmin University of China, Mr. Cui has extensive experience in corporate finance. He is a senior researcher at the Finance and Securities Institute of Renmin University of China and the executive president and a director of Beijing Huiye Huacheng Investment Consulting Co., Ltd. He is also a director of Beijing Gold – Tide Biotechnology Co., Ltd. His business address is Room 1-117, 8 Banbi Road South, Haidian District, Beijing, PRC. As discussed below in “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - B. Related Party Transactions, ” Mr. Cui provides consulting services to us with respect to, among other matters, the development of commercial real estates in China and residential real estate in the U.S.

Yinfei Hao was appointed as a director on December 10, 2010. Ms. Hao is the Company’s Executive Vice President of legal and external audit. She has broad connections in the real estate industry and has more than 38 years of working experience including the last 28 years in government services. Ms. Hao holds a master’s degree in economics law, an MBA and a PhD of Management Science and Engineering. She has also received an Independent Director Certificate from the China Securities Regulatory Commission and National Accounting Institute. Ms. Hao also serves as senior officer of the Supreme People’s Procuratorate of the Peoples’ Republic of China. She is also an independent director of Panggang Group Company Ltd (SSE: 000629).

Omer Ozden was appointed as director on May 24, 2011. Mr. Omer Ozden is managing partner of Beijing Capital, a private equity fund focused on investments in China and, in partnership with JPMorgan's One Equity Partners, acquisition investments outside of China. From 2006 to 2010, he was with Baker McKenzie LLP where he was a Partner in the New York office’s corporate and public securities group. From 2000 to 2006, Mr. Ozden was an attorney at Morrison & Foerster LLP and Hodgson Russ LLP, and from 1996 to 2000, he co-founded and managed a business and legal consulting company in partnership with New Oriental, and a technology venture incubator in Zhongguancun, Beijing. Mr. Ozden has a Bachelor of Commerce majoring in Finance from the University of Toronto, completed the International Joint Law Degree program graduating concurrently with a Juris Doctor and LL.B from the University of Detroit Michigan and University of Windsor Ontario, and he studied Mandarin Chinese at National Taiwan Normal University. Mr. Ozden’s business address is 1901-1903 Winland International Finance Center, No. 7 Financial Street, Xicheng District, Beijing, PRC 100140.

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

Anthony J. Walton was appointed as director of our company on November 13, 2012. Mr. Walton has over 40 years of commercial and investment banking experience. He currently serves as Vice Chairman at the Americas Standard Chartered Bank, responsible for the Bank's relationships with its key corporate and financial clients and also plays a critical role in developing businesses between the Americas and Asia for the Bank and its clients. In early 2000, he co-founded an internet bank, Effinity Financial Corp and was also a partner at McFarland Dewey and Co., a new York-based corporate advisory firm and broker-dealer. Earlier in his career, he served as Chief Executive Officer, separately, of two private investment banks, one owned by members of the Wal-Mart Walton family, and then the Caspian Group, an emerging markets investment bank in 20 countries. From 1983 to 1993, he was Chief General Manager, Americas and Europe, of Westpac Banking Corporation and served on the main Board of Directors of Westpac in Sydney, Australia. Mr. Walton started his banking career with the Chase Manhattan Bank in New York in 1966 and undertook multiple assignments worldwide in his 16-year tenure including his final role at Chase as Senior Vice President and Chief Executive Officer of the Global Trade Finance Group. Mr. Walton received his B.A. from Haverford College and his M.B.A. from the Wharton Graduate School of Finance at the University of Pennsylvania.

B.	Compensation

For the fiscal year ended December 31, 2012, we paid an aggregate compensation of US$2.8 million in cash to our executive officers, including all directors, and we paid an aggregate of US$0.3 million in compensation to our non-executive directors. As discussed above under “ITEM 4. INFORMATION ON THE COMPANY – B. Business Overview – Employees”, we made contributions of US$2.6 million to employee benefit plans for the fiscal year ended December 31, 2012.

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

The following table summarizes, as of December 31, 2012, the outstanding options that we granted to our current directors, executive officers, and other individuals as a group under our 2007 equity incentive plan.

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Common Shares Underlying Restricted Share Awards Granted (1)	Grant Date	Date of Expiration
Yong Zhang	146,891	2.5		August 11, 2007	August 10, 2017
Yong Cui			—	August 11, 2007	August 10, 2017
Other employees and consultants(2) as a group	512,519	2.5	—	August 11, 2007	August 10, 2017

(1)	All restricted share awards were granted at purchase price of US$0.0001 per common share.

(2)	None of these employees and consultants is a director or executive officer of our company.

2007 Long Term Incentive Plan

In November 2007, we adopted our 2007 long term incentive plan (the “2007 Plan”) which provides for the grant of options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards to purchase our common shares. The maximum aggregate number of common shares which may be issued pursuant to all awards, including options, is 10 million common shares, subject to adjustment to account for changes in the capitalization of our company.

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

On March 31, 2009, we granted options under the 2007 Plan to purchase up to 500,000 common shares to one employee, at an exercise price equal to the price of the grant date (US$1.87 per share). These options have a weighted average grant date fair value of US$1.255 per option, and a total expected compensation cost, net of expected forfeitures, of US$564,750. These options have a vesting period based on length of service of 36 months and will expire no later than March 31, 2019.

On August 11, 2009, under the 2007 Plan, we granted share options to purchase up to 100,000 common shares to an employee, at an exercise price of US$1.30 per share, which is below the market price of our common shares on the grant date (US$2.71 per share). These options have a weighted average grant date fair value of US$2.12 per option, and a total expected compensation cost, net of expected forfeitures, of US$190,800. These options have vesting periods of 27 months and will expire no later than August 11, 2019.

On April 30, 2010, under the 2007 Plan, we granted share options to purchase up to 200,000 common shares to an employee, at an exercise price equal to the price of the grant date (US$1.80 per share). These options have a weighted average grant date fair value of US$1.08 per option, and a total expected compensation cost, net of expected forfeitures, of US$193,500. These options have vesting periods of 37 months and will expire no later than April 30, 2020. On December 20, 2010, the options were modified, by amending the vesting schedule.

On December 13, 2010, under the 2007 Plan, we granted share options with performance conditions to purchase up to 6,900,000 common shares to certain employees, at an exercise price equal to the price of the grant date (US$1.21 per share). These options have weighted average grant date fair values of US$0.60 to US$0.61 per option, depending on vesting period. These options have vesting periods of 13 to 37 months and will expire no later than December 13, 2020. The performance conditions were determined by the Board of Directors. An evaluation IS made each quarter as to the likelihood of performance criteria being met. Compensation expenses are then adjusted to reflect the number of shares expected to vest.

On December 13, 2010, under the 2007 Plan, we granted share options with service conditions to purchase up to 400,000 common shares to certain employees, at an exercise price equal to the price of the grant date (US$1.21 per share). These options have a weighted average grant date fair value of US$0.61 per option, and a total expected compensation cost, net of expected forfeitures, of US$219,600. These options have vesting periods of 37 months and will expire no later than December 13, 2020.

On December 20, 2010, under the 2007 Plan, we granted share options with performance conditions to purchase up to 1,100,000 common shares to certain employees, at an exercise price equal to the price of the grant date (US$1.18 per share). These options have a weighted average grant date fair value of US$0.58 per option. These options have vesting periods of 13 to 37 months and will expire no later than December 20, 2020. The performance conditions were determined by the Board of Directors. An evaluation is made each quarter as to the likelihood of performance criteria being met. Compensation expenses are then adjusted to reflect the number of shares expected to vest.

On January 4, 2011, under the 2007 Plan, we granted share options with performance conditions to purchase up to 200,000 common shares to employees, at an exercise price equal to the price of the grant date (US$1.365 per share). These options have a weighted average grant date fair value of US$0.68 per option. These options have vesting periods of 12 to 36 months and will expire no later than January 4, 2021. The performance conditions were determined by the Board of Directors. An evaluation is made each quarter as to the likelihood of performance criteria being met. Compensation expenses are then adjusted to reflect the number of shares expected to vest.

On May 24, 2011, under the 2007 Plan, we granted share options to purchase up to 100,000 common shares to an employee, at an exercise price of US$1.085 per share. These options have a weighted average grant date fair value of US$0.53 per option and a total expected compensation cost, net of expected forfeitures, of US$47,592. These options have vesting periods based on length of service of 36 months and will expire no later than May 24, 2021.

On November 8, 2011, under the 2007 Plan, we granted share options with performance conditions to purchase up to 1,000,000 common shares to an employee, at an exercise price of US$0.945 per share. These options have a weighted average grant date fair value of US$0.30 per option. Pursuant to the agreements, 1/3 of the options vest 12 months, 24 months and 36 months after the grant date, respectively, provided that the performance criteria are met at each vesting date. These options will expire no later than November 8, 2021. The performance conditions were determined by the Board of Directors. An evaluation is made each quarter as to the likelihood of the performance criteria being met. Compensation expenses are then adjusted to reflect the number of shares expected to vest.

On November 12, 2012, under the 2007 Plan, we granted share options with service conditions to purchase up to 300,000 common shares to three independent directors, at an exercise price of US$1.64 per share. These options have a weighted average grant date fair value of US$0.62 per option and a total expected compensation cost, net of expected forfeitures, of US$187,063. These options have vesting periods based on length of service of 36 months and will expire no later than November 12, 2022.

On November 13, 2012, under the 2007 Plan, we granted share options with service conditions to purchase up to 200,000 common shares to one independent director, at an exercise price of US$1.595 per share. These options have a weighted average grant date fair value of US$0.61 per option and a total expected compensation cost, net of expected forfeitures, of US$121,287. These options will have vesting periods based on length of service of 36 months and will expire no later than November 13, 2022.

The following table summarizes, as of December 31, 2012, the outstanding options that we granted to our current directors and executive officers and to other individuals as a group under our 2007 long term incentive plan.

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Grant Date	Date of Expiration
Yong Zhang	473,493	7.00	November 5, 2007	December 4, 2017
	3,400,000	1.21	December 13, 2010	December 12, 2020
Yuyan Yang	134,956	7.00	November 5, 2007	December 4, 2017
	600,000	1.21	December 13, 2010	December 12, 2020
Thomas Gurnee	500,000	1.87	March 31, 2009	March 30, 2019
	600,000	1.21	December 13, 2010	December 12, 2020
Yinfei Hao	200,000	1.80	April 30, 2010	April 29, 2020
	600,000	1.21	December 13, 2010	December 12, 2020
Yong Cui	956,020	1.21	December 13, 2010	December 12, 2020
Thomas Wertheimer	100,000	1.21	December 13, 2010	December 12, 2020
Huai Chen	100,000	1.21	December 13, 2010	December 12, 2020
Omer Ozden	100,000	1.09	May 24, 2011	May 25, 2021
Huai Chen	100,000	1.64	November 12, 2012	November 11, 2022
Omer Ozden	100,000	1.64	November 12, 2012	November 11, 2022
Thomas Wertheimer	100,000	1.64	November 12, 2012	November 11, 2022
Anthony Walton	200,000	1.60	November 13, 2012	November 12, 2022
Other employees as a group(1)	202,117	7.00	November 5, 2007	December 4, 2017
	180,000	2.98	July 1, 2008	June 30, 2018
	400,000	1.21	December 13, 2010	December 12, 2020
	1,000,000	0.95	November 8, 2011	November 9, 2021

(1)	None of these employees is a director or executive officer of our company.

C.	Board Practices

Our board of directors currently has nine directors.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Thomas Wertheimer, Mr. Huai Chen and Mr. Anthony J. Walton. Under Section 303A.06 of the NYSE Listed Company Manual, as a foreign private issuer, we are required to have an audit committee composed solely of independent directors. However, unlike U.S. listed companies, we are not required to have a minimum number of committee members. Mr. Wertheimer is the chairman of our audit committee. All of the current members of our audit committee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has determined that Mr. Wertheimer qualifies as an “audit committee financial expert” under applicable SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Omer Ozden, Mr. Thomas Wertheimer and Mr. Anthony J. Walton. Mr. Ozden is the chairperson of compensation committee. All of the members of the committee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE.

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. Huai Chen and Omer Ozden. Mr. Chen is the chairperson of our corporate governance and nominating committee. All of the members of the committee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE.

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

We had 426, 446 and 484 full time employees as of December 31, 2010, 2011 and 2012, respectively. See “ITEM 4. INFORMATION ON THE COMPANY—B. Business Overview—Employees.” None of our employees is represented by a labor union. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2013, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our common shares; and

•	all of our directors and executive officers as a group.

	Shares Beneficially Owned(1)
	Number	%
Directors, Executive Officers and Principal Shareholders:
Yong Zhang(2)	61,001,147	38.9
Yuyan Yang(3)	61,001,147	38.9
Yong Cui(4)	622,687	*
Thomas Wertheimer(5)	103,531	*
Thomas Gurnee(6)	1,100,000	*
Huai Chen(7)	100,266	*
Yinfei Hao(8)	800,000	*
Omer Ozden (9)	86,111	*
Anthony J. Walton(10)	38,889	*
All directors and executive officers as a group(11)	63,852,631	40.7

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	Beneficial ownership includes voting or investment power with respect to the securities and, except as indicated below, each person named has sole voting and investment power with respect to the shares shown opposite his or her name. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of March 31, 2013. The percentage of beneficial ownership is based on 156,807,616 common shares outstanding as of March 31, 2013. In addition, for purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons had the right to acquire on or before March 31, 2013 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Includes 8,800,000 common shares owned by Yuyan Yang, Mr. Zhang’s spouse, 669,912 common shares issued upon the exercise of options held by Star World Finance Limited, a British Virgin Islands company wholly owned and controlled by Ms. Yang and 3,507,435 common shares issuable upon the exercise of options exercisable within 60 days and held by Shinning Gold Trading Limited, a British Virgin Islands company wholly-owned and controlled by Mr. Zhang. Mr. Zhang and Ms. Yang are deemed to beneficial owners of each other’s shares.

(3)	Includes 48,000,000 common shares owned by Yong Zhang, Ms. Yang’s spouse, 3,507,435 common shares issued upon the exercise of options held by Shinning Gold Trading Limited, a British Virgin Islands company wholly-owned and controlled by Mr. Zhang, and 669,912 common shares issuable upon the exercise of options exercisable within 60 days and held by Star World Finance Limited, a British Virgin Islands company wholly-owned and controlled by Ms. Yang. Mr. Zhang and Ms. Yang are deemed to beneficial owners of each other’s shares.

(4)	Represents 622,687 common shares issuable upon the exercise of options exercisable within 60 days.

(5)	Represents Includes 100,266 common shares issuable upon the exercise of options exercisable within 60 days.

(6)	Represents 1,100,000 common shares issuable upon the exercise of options exercisable within 60 days.

(7)	Represents 100,266 common shares issuable upon the exercise of options exercisable within 60 days.

(8)	Represents 800,000 common shares, issuable upon the exercise of options exercisable within 60 days.

(9)	Represents 86,111 common shares, issuable upon the exercise of options exercisable within 60 days.

(10)	Represents 38,889 common shares, issuable upon the exercise of options exercisable within 60 days.

(11)	Includes 7,025,566 common shares issuable upon exercise of options exercisable within 60 days.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Our major shareholders do not have voting rights that are different from other shareholders.

There are three record holders in the U.S., including the depositary for our ADSs, holding, collectively, 54.4% our outstanding common shares, as of March 31, 2013.

B.	Related Party Transactions

Shareholders Agreement

We entered into a shareholders agreement, dated as of April 9, 2007, with Blue Ridge China Partners, L.P., ("Blue Ridge China"), EI Fund II China, LLC ("Equity International"), Mr. Yong Zhang, Ms. Yuyan Yang, Xinyuan Real Estate , Ltd., Burnham Securities and Mr. Joel Gardner. The agreement was amended and restated on October 31, 2007. Although the agreement remains in effect, many of its provisions have ceased to be effective as a result of our initial public offering, the passage of time, or the sale by Blue Ridge China and Equity International of all of their shares subject to the agreement. The rights and obligations under the terms of the agreement which are currently or were, during 2012, in effect are summarized below.

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

Registration Rights. Blue Ridge China and Equity International were entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 registration. Burnham Securities and Mr. Gardner, to the extent that they continue to hold common shares acquired upon the exercise of warrants which were subject to the agreement, continue to have piggyback registration rights.

Termination of Rights or Agreement. The rights and obligations of any shareholder under the agreement terminate with respect to any securities transferred in compliance with the agreement upon consummation of such transfer. Accordingly, Blue Ridge China and Equity International's rights and obligations under the agreement terminated prior to the end of 2012. The shareholders agreement will terminate upon the expiration of any period of four consecutive weeks during which the weekly trading volume in each such week of the common shares on the NYSE, Nasdaq or any applicable major international securities exchange exceeds one-half the number of common shares (on a fully diluted basis) held by Blue Ridge China and Equity International immediately after our initial public offering.

Cash Advances

As of December 31, 2012, we recorded balances due from employees in the amount of US$0.1 million as compared to US$0.02 million for 2011, which mainly represented cash advances paid to employees for their traveling expenses.

Consulting Agreements and other Agreements with Our Directors

We entered into a consulting agreement with a consulting company that is beneficially owned by Yong Cui, one of our directors, in April 2005. Under this agreement, the consulting company agreed to provide certain financial consulting services to us. This consulting agreement was renewed in December 2006, under which we agreed to pay an annual fee of RMB 240,000 or US$30,735. In February 2010, we renewed this consulting agreement, under which we agreed to pay an annual fee of RMB 500,000 or US$77,382 at the then prevailing exchange rate. In January 2011, the consulting activities were expanded to include development of commercial real estate in China and residential real estate in the U.S. as well as to develop financing channels in Asia. We agreed to pay an annual fee of US$ 600,000 for these services from January 2011 forward pursuant to a contract entered into in April 2012, which was further amended in December 2012. Under this agreement, Dr. Cui was paid US$150,000 in 2011 and US$1,050,000 in 2012 for services performed in 2011 and 2012. As of December 31, 2011 and 2012, there were no balances due to Dr. Cui.

We entered into a business development advisory services agreement with Karmen Equities Limited, of which Omer Ozden, one of our directors, is a minority shareholder, effective November 2011, pursuant to which Karmen Equities provides certain consulting services with respect to our international business expansion, and commercial, management and property development matters. The compensation payable to Karman Equities under the agreement is a monthly fee of $10,000 per month based on an agreed number of hours of services per month. In the event that additional hours of service are provided in any month such additional services will be provided on a hourly fee basis, provided that the fees during the first six months of the agreement are capped at $10,000 per month. In the event that Karmen Equities provides less than the agreed number of hours of service during any month, we may carry over up to 10 unused hours of service to the subsequent month. The agreement had an initial six month term subject to automatic six month renewals subject to termination by either party upon 30 days notice.

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

Dividend Policy

Payment of dividends is subject to our board of directors’ discretion and the form, frequency and amount of any dividend will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our common shares, if any, will be paid in U.S. dollars.

Under our secured note which was repaid in full in April 2013, we were only permitted to pay dividends if our net income or cash flow exceeded specific thresholds and certain other conditions were satisfied. On June 20, 2011, all the conditions to pay dividends required by our secured note were satisfied and therefore, our board of directors approved and we paid a cash dividend of US$0.05 per common share, or US$0.10 per ADS. On April 18, 2012, our board of directors declared a quarterly cash dividend of US$0.02 per common share, or US$0.04 per ADS, which is equivalent to an annual cash dividend of US$0.08 per common share, or US$0.16 per ADS. We paid a quarterly dividend of US$0.02 per common share, or US$0.04 per ADS on May 15, 2012, August 20, 2012 and October 31, 2012. We paid a quarterly dividend of US$0.025 per common share, or US$0.05 per ADS on February 28, 2013. Any future payment of dividends will be subject to our board of directors’ discretion and the form, frequency and amount of any dividend will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

	Trading Price
	High	Low
	US$	US$
Year
2008	14.71	1.54
2009	7.65	2.43
2010	4.82	2.20
2011	2.92	1.55
2012	3.95	1.74
Quarter
First Quarter 2011	2.53	2.11
Second Quarter 2011	2.56	1.68
Third Quarter 2011	1.97	1.70
Fourth Quarter 2011	2.60	1.79
First Quarter 2012	3.59	1.74
Second Quarter 2012	3.95	2.56
Third Quarter 2012	3.10	2.40
Fourth Quarter 2012	3.80	2.68
First Quarter 2013	5.97	3.60
Second Quarter 2013 (through April 12, 2013)	5.05	4.61
Month
October 2012	3.48	2.68
November 2012	3.80	2.82
December 2012	3.65	3.11
January 2013	3.94	3.60
February 2013	5.61	3.70
March 2013	5.97	4.55
April 2013 (through April 12, 2013)	5.05	4.61

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

We have not entered into any material contracts for the two years immediately preceding this annual report, except as mentioned below, other than in the ordinary course of business and other than those described in “ITEM 4. INFORMATION ON THE COMPANY” or elsewhere in this annual report.

On October 23, 2012, Henan Xinyuan, one of our subsidiaries, entered into a capital lease agreement with Minsheng to lease an aircraft. Pursuant to the agreement, Minsheng purchased a Gulf 450 from Gulfstream Aerospace Corporation and will subsequently lease the aircraft to Henan Xinyuan for a term of 96 months starting from 15 days after the delivery date of the aircraft, which is expected to be in June 2013. In September 2012, Henan Xinyuan paid a deposit in the amount of US$6.7 million to Minsheng. Upon the expiration of the 96-month lease, the deposit in the amount of US$6.7 million may be used as full and final payment to Minsheng to purchase the aircraft. As of December 31, 2012, we have paid service fees and advanced lease payment to Minsheng in the amount of US$2.7 million.

The group's continued expansion of operations both within and outside of the PRC as well the introduction of a new land acquisition model in the PRC has placed and will continue to place increasing demands on our project management, property acquisition and management personnel, including increasing travel demands. The aircraft will facilitate our land acquisition efforts, including the implementation of our negotiated purchase process, which will require additional travel and time spent at potential acquisition targets and enhance our efficiency in locating or managing development sites in multiple cities and jurisdictions.

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

Certain dividends received by non-corporate U.S. Holders, including individuals, in taxable years beginning before January 1, 2013, generally will be subject to a maximum income tax rate of 15%. The maximum income tax rate for such dividends was increased to 20% for dividends received in taxable years beginning after December 31, 2012. These reduced income tax rates are applicable to dividends paid by “qualified foreign corporations” and only with respect to common shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the NYSE. Accordingly, subject to the discussion below under “—Passive Foreign Investment Company,” dividends paid by us with respect to the ADSs generally should be eligible for the reduced income tax rates.

The U.S. Treasury Department has announced its intention to promulgate rules pursuant to which U.S. Holders of the common shares or ADSs and intermediaries through whom such common shares or ADSs are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends eligible for the reduced rates, described above. Because such rules have not yet been issued, it is not clear whether we will be in a position to comply with them. Investors should consult their tax advisors regarding the availability of the lower rates for dividends paid with respect to our ADSs or common shares.

Dividends paid by us will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive category income” or, in the case of certain U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. Furthermore, a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the common shares or ADSs may be disallowed, if the U.S. Holder has held such shares for less than a specified minimum period during which the U.S. Holder is not protected from risk of loss, or is obligated to make payments related to the dividends. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.

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

Passive Foreign Investment Company

Based on the composition of our assets and income, although not free from doubt, we do not believe we were a PFIC in 2012 and do not expect to be a PFIC for U.S. federal income tax purposes with respect to our current taxable year or the foreseeable future. The determination of PFIC status is dependent upon the composition of all income and assets and, in addition, we must make a separate determination at the close of each taxable year as to whether we are a PFIC. Changes in the nature of our income, assets or activities, or a decrease in the share price of the common shares or ADSs, may cause us to be considered a PFIC in the current or any subsequent year. Accordingly, we cannot assure you that we were not a PFIC for the year ended December 31, 2012 or will not be a PFIC for the current taxable year ending December 31, 2013 or any future taxable years.

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

The reduced tax rates for dividend income, as discussed above under “—Dividends,” is not applicable to any dividends paid by a PFIC or amounts included in income under the mark-to-market election. If we are regarded as a PFIC, a U.S. Holder of common shares or ADSs must make an annual return on IRS Form 8621, reporting distributions received and gains realized with respect to these interests. In addition, pursuant to recently enacted legislation, each U.S. Holder who is a shareholder of a PFIC is required to file an annual report containing such information as the IRS may require. This requirement is in addition to other reporting requirements applicable to ownership in a PFIC. The IRS has advised that it is developing further guidance regarding the PFIC reporting obligations imposed by recent legislation.

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

Effective for taxable years beginning after March 18, 2010, certain U.S. Holders may be required to report information with respect to such holder’s interest in “specified foreign financial assets (as defined in Section 6038D if the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution,” if the aggregate value of all such assets exceeds $50,000. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders are urged to consult their own tax advisors regarding the foreign financial asset reporting obligations and their possible application to the holding of the common shares or ADSs

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

Foreign Exchange Risk

We and our subsidiaries are principally engaged in real estate development and the provision of property management services in the PRC. We just started our U.S. business operations, which is mainly residential real estate development, as well as resale, in 2012. The functional currency of our PRC subsidiaries is the Renminbi, while that of our subsidiaries in the U.S. is U.S. dollars. Our reporting currency is the U.S. dollar. We translate the PRC operating results using the average exchange rate for the year and we translate the PRC financial position at the year-end exchange rate. The PRC subsidiaries’ significant net asset position as of December 31, 2012 coupled with the fact that the RMB strengthened against the US$ during the year ended December 31, 2012, resulted in foreign exchange translation gains. The foreign currency translation gains recognized in our other comprehensive income amounted to $2.1 million for the year ended December 31, 2012.

A significant portion of our revenues is denominated in RMB. However, we have substantial U.S. dollar denominated obligations, including the obligation to pay interest and principal on our secured note (which was repaid in April 2013) and capital commitments to support our U.S. business operations. Accordingly, any significant fluctuation between the RMB and the U.S. dollar could expose us to foreign exchange risk. We do not currently hedge our exchange rate exposure. We evaluate such risk from time to time and may consider engaging in hedging activities in the future to the extent we deem appropriate. Such hedging arrangements may require us to pledge or transfer cash and other collateral to secure our obligations under the agreements, and the amount of collateral required may increase as a result of mark-to-market adjustments.

The RMB is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 1, 2005, the PRC government changed its previous policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since July 21, 2005, this change in policy has resulted in an approximately 24.1 % appreciation of the RMB against the U.S. dollar through December 31, 2012. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any appreciation of the RMB against the U.S. dollar or any other foreign currencies would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert foreign currencies into RMB for such purposes. Any significant depreciation in the exchange rates of the RMB against the U.S. dollar could adversely affect the value of any dividends paid by us to our shareholders, which would be funded by RMB but paid in U.S. dollars. There can be no assurance that any future movements in the exchange rate of the RMB against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition (including our ability to pay dividends). A significant depreciation in the RMB against major foreign currencies may have a material adverse impact on our results of operations, financial condition and share price because our reporting currency is the U.S. dollar and our ADSs are expected to be quoted in U.S. dollars, whereas our revenues, costs and expenses are largely denominated in RMB.

Interest Rate Risk

The cost of financing is sensitive to fluctuations in interest rates. Our bank borrowings bear interest at variable rates, and an increase in interest rates would increase our costs there under. Our net income is affected by changes in interest rates as a result of the impact such changes have on interest income from, and interest expense on, short-term deposits and other interest-bearing financial assets and liabilities. In addition, our sales are also sensitive to fluctuations in interest rates. An increase in interest rates would adversely affect our prospective purchasers’ ability to obtain financing and depress the overall housing demand. Higher interest rates, therefore, may adversely affect our revenues, gross profits and net income, and our ability to raise and service debt and to finance our developments.

Our indebtedness consists primarily of short-term and long-term bank borrowings and the secured note. As of December 31, 2012, we had US$83.9 million of short-term bank borrowings, all of which, except for US$25.0 million of loans from ICBC, are denominated in RMB and bear interest rates ranging from 6.0% per annum to 7.98% per annum, with a weighted average interest rate at such date of 5.31%. All current portions of long-term bank loans bear floating interest rates, which should be adjusted based on PBOC benchmark rates in the range of 95% to 120% in the following years. The PBOC regulates the interest rates of our Renminbi-denominated borrowings. The PBOC-published benchmark one-year lending rate in China, which directly affects the property mortgage rates offered by commercial banks in China, as at December 31, 2010, 2011, and 2012 was 5.81%, 6.56% and 6.00%, respectively. The secured note was denominated in U.S. dollars. The note bore interest at 15.6% per annum, which was payable on a semi-annual basis on April 15 and October 15 each year. The note was repaid in full in April 2013. As of December 31, 2012, the principal amount of our aggregate outstanding variable rate debt, including long-term bank loans, was US$185.0 million. A hypothetical 1% increase in annual interest rates would increase our interest cost by approximately US$1.9 million per year based on our debt level at December 31, 2012.

Credit Risk

We provide guarantees to mortgage lending banks in respect of the mortgage loans provided to the purchasers of our properties in the PRC up until completion of the registration of the mortgage with the relevant authorities, which generally occurs within six to 12 months after the purchaser takes possession of the relevant properties. If a purchaser defaults under the loan while our guarantee is in effect and we repay all debt owed by the purchaser to the mortgagee bank under the loan, the mortgagee bank must assign its rights under the loan and the mortgage to us and, after the registration of the mortgage, we will have full recourse to the property. In line with what we believe is industry practice, we do not conduct independent credit checks on our customers but rely on the credit checks conducted by the mortgagee banks.

As of December 31, 2012, we had outstanding guarantees of mortgages in the principal amount of US$920.1 million. If a purchaser defaults on the payment of its mortgage during the term of the guarantee, the mortgage lending bank may require us to repay the outstanding amount under the loan plus any accrued interest. In this event, although we are able to retain the customer’s deposit and sell the property to recover any amounts paid by us to the bank, there can be no assurance that we would be able to sell the property at a price equal to or greater than the amount we paid on the defaulting purchaser’s outstanding loan amount and any accrued interest thereon.

During parts of 2011 and 2012 we offered certain homebuyers seller-financing arrangements. All the homebuyers entered into such arrangement were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via our management reporting procedures. We provided longer payment terms, ranging between six months to two years to particular home buyers after applying strict credit requirements based on our credit policy. As of December 31, 2012, there is no concentration of credit risk with respect to receivables as we had a large number of seller-financed customers. We do not have a significant exposure to any individual debtor.

As of December 31, 2012, our cash and cash equivalents totaled US$496.2 million and restricted cash totaled US$145.7 million, predominately deposited in accounts maintained with state-owned bank within the PRC. We have not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Inflation

Inflation has not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 3.3%, 5.4% and 5.4% in 2010, 2011 and 2012, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this annual report, we have not been materially affected by any inflation or deflation.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	American Depositary Shares

Our common shares, in the form of ADSs, each representing two common shares, are listed on the NYSE. JPMorgan Chase Bank, N.A. serves as the depositary for the ADSs.

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. ADSs are represented and evidenced by American depositary receipts, or ADRs.

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

The depositary may remit to us all or a portion of the depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the deposit agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2012, the depositary reimbursed us US$654,670 with respect to certain fees and expenses.

The table below sets forth the types of expenses that the depositary has agreed to reimburse and the amounts reimbursed in 2012.

Category of Expenses	Amount Reimbursed in the Year Ended December 31, 2012
US$
Investor relations marketing	351,440
Legal	303,230
Total	654,670

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2012, there were no changes in our internal control over financial reporting that occurred during the period covered by the report for the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that, as of December 31, 2012, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Xinyuan Real Estate Co., Ltd.

We have audited Xinyuan Real Estate Co., Ltd. and subsidiaries' (the “Company”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Report of Management on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Xinyuan Real Estate Co, Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Xinyuan Real Estate Co., Ltd and subsidiaries as of December 31, 2011 and 2012 and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012 of Xinyuan Real Estate Co., Ltd and subsidiaries and our report dated April 15, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

April 15, 2013

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2010	2011	2012
	US$	US$	US$
Audit fees(1)	810,307	850,433	1,014,986
Audit-related fees(2)	121,412	—	—
Tax fees(3)	—	—	—
All Other fees	—	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public account firm for the audit of our annual financial statements and the quarterly procedures performed for our comparative interim financial statements.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” The total audit-related fees billed by our independent registered public accounting firm amounted to US$121,412 for the year ended December 31, 2010 and were related to the review procedures performed in January 2010 associated with the Company’s Registration Statement on Form F-3.

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve, on a project by project basis, all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services, audit-related services, tax services and other services as described above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 24, 2011, our board of directors approved a share repurchase plan, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of up to US$10 million within twelve months. The share repurchase program permitted us to purchase shares from time to time on the open market at prevailing market prices, in negotiated transactions off the market and in block trades, in accordance with applicable securities laws and subject to restrictions regarding price, volume and timing. We completed our share repurchase program as of June 2012 and had repurchased 10.0 million ADSs at a total cost of US$10 million.

On June 19, 2012, our board of directors approved an additional US$20 million share repurchase program The share repurchase program permitted us to purchase shares from time to time on the open market at prevailing market prices, in negotiated transactions off the market and in block trades, in accordance with applicable securities laws and subject to restrictions regarding price, volume and timing. As of the date of this annual report, we had purchased 1,327, 025 ADSs under this share repurchase plan.

The following table sets forth a summary of our repurchase of our ADSs made from January 1, 2012 to December 31, 2012.

Period	Total Number of ADSs Purchased (1)(2)(3)	Average Price Paid Per ADS (US$)	ADSs Purchase as Part of Publicly Announced Plans or Programs (US$)(1)(2)	Approximate U.S. Dollar Value of ADSs that May Yet Be Purchased Under the Programs
May 1 through May 30, 2012	75,500	2.95	3,847,265	1,818,361
June 1 through June 30, 2012	818,584	2.83	4,665,849	19,503,928
July 1 through July 31, 2012	10,600	3.02	4,676,449	19,471,921
August 1 through August 31, 2012	344,400	2.87	5,020,849	18,484,633
September 1 through September 30, 2012	796,741	2.70	5,817,590	16,322,878
Total	2,045,825	2.79	5,817,590	16,322,878

(1)	On May 16, 2011, we announced a share repurchase program, under which we may repurchase up to US$10 million worth of our issued and outstanding ADSs within twelve months. We completed that share repurchase program as of June 2012.

(2)	On June 19, 2012, we announced an additional share repurchase program, under which we may repurchase up to US$20 million worth of our issued and outstanding ADSs.

(3)	Our ADS to common share ratio is one ADS for two common shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

Section 303A.01 of the NYSE Listed Company Manual requires that the board of directors of a listed company consist of a majority of independent directors, as defined by the NYSE from time to time. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of directors of a corporation to be independent. As of the date of this annual report, we do not have a majority of independent directors, however we are actively searching for new directors.

Section 303A.04(a) of the NYSE Listed Company Manual requires each issuer to have a nominating and corporate governance committee composed entirely of independent directors. Section 303A.05(a) of the NYSE Listed Company Manual requires each issuer to have a compensation committee composed entirely of independent directors. The corporate governance practice in our home country, the Cayman Islands, does not require the implementation of a compensation committee, nor a nominating and corporate governance committee, nor does it require any such committees to be comprised solely of independent directors. We are committed to a high standard of corporate governance and, as such, we endeavor to comply with most of the NYSE corporate governance practices. We have established a separate compensation committee and a nominating and corporate governance committee. As of this date of this annual report, our corporate governance and nominating committee and our compensation committee do consist of a majority of independent directors.

Section 303A.06 of NYSE Listed Company Manual requires us to have an audit committee that satisfies the requirements of Section 10A of the Exchange Act. As a foreign private issuer, we are not required to comply with certain other NYSE rules related to audit committees, including the requirement of having a minimum of three members. Our audit committee has as of the date of this annual report, three members, each of whom satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act, and one such member qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 16H.	MINE SAFTEY

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Xinyuan Real Estate Co., Ltd. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

1.2	Amendment to Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.5 from our Form 6-K (File No. 001-33863 ) filed with the SEC on December 10, 2009)

2.1	Deposit Agreement, dated as of December 11, 2007, among Xinyuan Real Estate Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and holders of American Depositary Shares (incorporated by reference to Exhibit 2.5 from Amendment No. 1. to our annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)

4.1	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.2	2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.3	Amended and Restated shareholders agreement, dated as of October 31, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd., Xinyuan Real Estate Co., Ltd. and, to the extent set forth herein, Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.4	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.5	Form of employment agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.6	Form of confidentiality and non-competition agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.7*	English Summary of the Capital Lease Agreement dated as of October 23, 2012, by and among Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd. and Henan Xinyuan Real Estate Co., Ltd. (Original Language: Chinese)

4.8*

English Summary of the Guarantee Agreement dated as of October 23, 2012, by and among Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd., Xinyuan (China) Real Estate, Ltd. and Henan Xinyuan Real Estate Co., Ltd. (Original Language: Chinese)

8.1*	Subsidiaries of Xinyuan Real Estate Co., Ltd.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Ernst & Young Hua Ming LLP

101**	The following materials from Xinyuan Real Estate Co., Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012 formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Consolidated Statement of Operations, (ii) the Condensed Consolidated Balance Sheet, (iii) the Condensed Consolidated Statement of Stockholders’ Equity, (iv) the Condensed Consolidated Statement of Cash Flows, and (v) Notes to the Condensed Consolidated Financial Statements. In accordance with Rule 406T of Regulation S-T, the XBRL related information shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be part of any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

*	Filed with this Annual Report on Form 20-F

**	As permitted by Rule 405 (a)(2) of Regulation S-T, this Exhibit will be filed by amendment to this form 20-F within 30 days from the date of this filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chairman and Chief Executive Officer

Date: April 15, 2013

Xinyuan Real Estate Co., Ltd. and Subsidiaries

As of December 31, 2011 and 2012

For the years ended December 31, 2010, 2011 and 2012

151

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Xinyuan Real Estate Co., Ltd.

We have audited the accompanying consolidated balance sheets of Xinyuan Real Estate Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xinyuan Real Estate Co., Ltd. and subsidiaries at December 31, 2011 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Xinyuan Real Estate Co., Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 15, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

April 15, 2013

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2011 and 2012

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2011	December 31, 2012
		US$	US$

ASSETS

Current assets
Cash and cash equivalents		319,218,155	496,204,796
Restricted cash		168,384,344	145,729,818
Accounts receivable		20,805,939	3,076,118
Other receivables		13,351,674	27,413,310
Other deposits and prepayments		60,006,141	105,426,782
Advances to suppliers		13,578,649	11,028,071
Real estate property held for sale	3	—	11,191,200
Real estate property development completed	3	6,775,141	3,158,358
Real estate property under development	3	761,871,391	722,819,462
Amounts due from employees	15	20,750	133,377
Other current assets		638,047	161,412

Total current assets		1,364,650,231	1,526,342,704

Real estate properties held for lease, net	4	18,526,504	23,203,826
Property and equipment, net	5	2,980,536	1,576,146
Restricted deposit	9	—	11,168,562
Other long-term investment	6	241,648	241,648
Deferred tax assets	12	1,306,930	1,598,717
Other assets		2,907,777	2,249,003

TOTAL ASSETS		1,390,613,626	1,566,380,606

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS – (continued)

As of December 31, 2011 and 2012

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2011	December 31, 2012
		US$	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable		235,911,354	241,894,286
Short-term bank loans and other debt	8	42,949,816	113,065,643
Customer deposits	11	69,523,639	50,200,608
Income tax payable		69,908,624	75,877,028
Deferred tax liabilities	12	22,175,358	13,612,069
Other payables and accrued liabilities	14	50,970,495	64,721,393
Payroll and welfare payable		7,017,967	9,662,545
Current portion of long-term bank loans and other debt	9,10	129,402,796	166,081,678

Total current liabilities		627,860,049	735,115,250

Long-term bank loans	9	73,481,566	35,000,000
Deferred tax liabilities	12	—	5,884,619
Unrecognized tax benefits	12	13,824,326	8,842,239
Other long-term debt	10	39,708,981	—

Total liabilities		754,874,922	784,842,108

Commitments and contingencies	19	—	—

Shareholders’ equity
Common shares, US$0.0001 par value:
Authorized—500,000,000; shares issued and outstanding—141,938,398 shares for 2012 (2011: 145,863,676 shares)	16	15,341	15,358
Treasury shares	16	(7,958,841)	(13,667,122)
Additional paid-in capital		509,713,488	511,964,127
Statutory reserves		33,579,209	49,622,317
Retained earnings		19,418,841	151,603,798
Accumulated other comprehensive income	21	79,859,172	82,000,020

Total Xinyuan Real Estate Co., Ltd shareholders’ equity		634,627,210	781,538,498

Non-controlling interest	22	1,111,494	—

Total equity		635,738,704	781,538,498

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,390,613,626	1,566,380,606

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2010, 2011 and 2012

(All amounts stated in US$, except for number of shares data)

		Year ended December 31
	Notes	2010	2011	2012
		US$	US$	US$
Revenue:
Real estate sales, net of sales taxes of US$26,373,671 in 2010, US$40,278,653 in 2011 and US$54,487,403 in 2012		438,791,962	673,381,593	898,048,522
Real estate lease income		180,891	2,834,080	3,253,768
Other revenue		10,998,992	11,292,523	13,496,262

Total revenue		449,971,845	687,508,196	914,798,552

Costs of revenue:
Cost of real estate sales		(325,706,756)	(477,140,798)	(611,570,163)
Cost of real estate lease income		(1,309,972)	(1,131,787)	(1,542,912)
Other costs		(7,435,828)	(9,504,214)	(21,650,195)

Total cost of revenue		(334,452,556)	(487,776,799)	(634,763,270)

Gross profit		115,519,289	199,731,397	280,035,282
Selling and distribution expenses		(10,724,040)	(16,208,559)	(17,942,114)
General and administrative expenses		(22,208,545)	(27,230,865)	(38,829,308)

Operating income		82,586,704	156,291,973	223,263,860
Interest income		2,218,156	5,293,920	9,018,626
Other income		2,381,037	—	—
Exchange gains		201,592	56,725	—
Share of income in an equity investee	7	226,579	—	—
Change in fair value of warrant liability		841,560	—	—

Income from operations before income taxes		88,455,628	161,642,618	232,282,486

Income taxes	12	(37,333,374)	(58,637,489)	(74,174,627)

Net income		51,122,254	103,005,129	158,107,859
Net loss/(income) attributable to non-controlling interest		17,957	(707,259)	(1,110,264)

Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders		51,140,211	102,297,870	156,997,595

Earnings per share:
Basic	17	0.34	0.68	1.09
Diluted	17	0.33	0.68	1.08

Shares used in computation:
Basic	17	152,577,960	151,314,945	144,258,862
Diluted	17	155,397,355	151,314,945	144,731,014

Other comprehensive income, net of tax
Foreign currency translation adjustments		14,793,091	28,447,636	2,150,412

Comprehensive income		65,915,345	131,452,765	160,258,271
Less: comprehensive income attributable to non-controlling interest		17,957	(744,043)	(1,119,828)

Comprehensive income attributable to Xinyuan Real Estate Co., Ltd. shareholders		65,933,302	130,708,722	159,138,443

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2010, 2011 and 2012

(All amounts stated in US$, except for number of shares data)

	Year ended December 31
	2010	2011	2012
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	51,122,254	103,005,129	158,107,859
Adjustments to reconcile net income to net cash provided by operating activities:
Gain from liquidation of two subsidiaries, net of tax	—	—	(12,110,793)
Depreciation and amortization	2,737,723	2,500,832	2,513,268
Stock-based compensation expenses	2,646,699	1,740,861	2,151,844
Deferred tax expense/(benefit)	10,594,874	5,892,472	(3,594,893)
Share of income in an equity investee	(226,579)	—	—
Remeasurement gain on pre-existing interest in an equity investee at acquisition-date fair value	(2,352,607)	—	—
Exchange gains	(201,592)	(56,725)	—
Change in fair value of warrant liability	(841,560)	—	—

Changes in operating assets and liabilities:
Accounts receivable	5,860,928	(16,690,757)	17,220,316
Real estate property held for sale	—	—	(11,191,200)
Real estate property development completed	(4,095,668)	(4,033,497)	14,757,597
Real estate property under development	(122,656,772)	(16,555,831)	52,894,501
Advances to suppliers	(1,566,490)	9,238,112	2,564,900
Other receivables	4,295,664	(6,396,548)	(13,732,838)
Other deposits and prepayments	(8,492,221)	(22,520,849)	(45,266,874)
Other current assets	25,810,028	(348,252)	112,640
Amounts due from employees	34,946	32,525	(112,097)
Other assets	109,076	1,356,305	721,082
Accounts payable	49,438,402	75,620,252	9,315,426
Customer deposits	11,346,685	44,438,747	(16,283,668)
Income tax payable	23,985,448	23,772,502	8,800,739
Other payables and accrued liabilities	4,550,058	9,658,015	13,219,557
Payroll and welfare payable	86,338	2,191,773	2,616,195
Accrued interest	(763,464)	(17,333)	17,333

Net cash provided by operating activities	51,422,170	212,827,733	182,720,894

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

	Year ended December 31
	2010	2011	2012
	US$	US$	US$
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of properties held for lease and property and equipment	144,955	—	21,252
Purchase of property and equipment	(981,194)	(1,164,086)	(375,256)
Acquisition of subsidiary, net of cash acquired	9,268,548	—	—

Net cash provided by/(used in) investing activities	8,432,309	(1,164,086)	(354,004)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	15,188	22	98,812
Purchase of treasury shares	—	(7,958,841)	(5,708,281)
Dividends to shareholders	—	(7,661,057)	(8,769,530)
Distribution to non-controlling interest shareholders	—	—	(2,231,328)
(Increase)decrease in restricted cash	(39,926,219)	(79,841,815)	11,847,846
Repayments of short-term bank loans and current portion of long-term bank loans	(171,785,111)	(174,925,760)	(135,216,321)
Proceeds from short-term bank loans and current portion of long-term bank loans	147,455,302	106,619,872	124,209,385
Repayment of long-term bank loans	(59,573,808)	(24,860,148)	(26,012,362)
Proceeds from long-term bank loans	178,251,735	69,953,700	35,000,000
Proceeds from other long-term debt	10,000,000	—	—
Repayment of other long-term debt	(75,000,000)	—	—
Repayment from related parties	359,685	—	—

Net cash used in financing activities	(10,203,228)	(118,674,027)	(6,781,779)

NET INCREASE IN CASH AND CASH EQUIVALENTS	49,651,251	92,989,620	175,585,111

Effect of exchange rate changes on cash and cash equivalents	5,874,430	12,902,664	1,401,530
Cash and cash equivalents, at beginning of period	157,800,190	213,325,871	319,218,155

CASH AND CASH EQUIVALENTS, AT END OF PERIOD	213,325,871	319,218,155	496,204,796

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Incomes taxes paid	20,155,434	30,774,135	77,493,303
Interest paid	24,563,386	23,429,225	20,066,214
SUPPLEMENTARY INFORMATION OF NON-CASH INVESTING ACTIVITIES
Non-cash repayment of other debt	30,000,000	—	—

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2010, 2011 and 2012

(All amounts stated in US$, except for number of shares data)

	Number of Shares	Common Shares	Treasury Stock	Additional Paid-in Capital	Statutory Reserves	Retained Earnings / (Accumulated Deficit)	Accumulated Other Comprehensive Income (Note 21)	Total	Non-controlling Interest	Total
		US$	US$	US$	US$	US$	US$	US$	US$	US$

BALANCE AT DECEMBER 31, 2009	151,480,932	15,148	—	503,020,794	24,434,918	(117,213,892)	36,655,229	446,912,197	—	446,912,197

Exercise of share options	187,734	19	—	—	—	—	—	19	—	19
Conversion of Forum warrants (Note 10)	1,516,882	152	—	2,237,824	—	—	—	2,237,976	—	2,237,976
Jiantou Xinyuan United Real Estate Co., Ltd. as a result of the acquisition of subsidiary (Note 7)	—	—	—	—	—	—	—	—	385,408	385,408
Other comprehensive income	—	—	—	—	—	—	14,793,091	14,793,091	—	14,793,091
Stock-based compensation expenses	—	—	—	2,714,009	—	—	—	2,714,009	—	2,714,009
Net income/(loss)	—	—	—	—	—	51,140,211	—	51,140,211	(17,957)	51,122,254
Appropriation of statutory reserves	—	—	—	—	3,124,382	(3,124,382)	—	—	—	—

BALANCE AT DECEMBER 31, 2010	153,185,548	15,319	—	507,972,627	27,559,300	(69,198,063)	51,448,320	517,797,503	367,451	518,164,954

Exercise of share options	221,658	22	—	—	—	—	—	22	—	22
Treasury share repurchases (Note 16)	(7,543,530)	—	(7,958,841)	—	—	—	—	(7,958,841)	—	(7,958,841)
Other comprehensive income	—	—	—	—	—	—	28,410,852	28,410,852	36,784	28,447,636
Stock-based compensation expenses	—	—	—	1,740,861	—	—	—	1,740,861	—	1,740,861
Net income	—	—	—	—	—	102,297,870	—	102,297,870	707,259	103,005,129
Appropriation of statutory reserves	—	—	—	—	6,019,909	(6,019,909)	—	—	—	—
Dividends to shareholders	—	—	—	—	—	(7,661,057)	—	(7,661,057)	—	(7,661,057)

BALANCE AT DECEMBER 31, 2011	145,863,676	15,341	(7,958,841)	509,713,488	33,579,209	19,418,841	79,859,172	634,627,210	1,111,494	635,738,704

Exercise of share options	166,372	17	—	98,795	—	—	—	98,812	—	98,812
Treasury share repurchases (Note 16)	(4,091,650)	—	(5,708,281)	—	—	—	—	(5,708,281)	—	(5,708,281)
Other comprehensive income	—	—	—	—	—	—	2,140,848	2,140,848	9,564	2,150,412
Stock-based compensation expenses	—	—	—	2,151,844	—	—	—	2,151,844	—	2,151,844
Net income	—	—	—	—	—	156,997,595	—	156,997,595	1,110,264	158,107,859
Appropriation of statutory reserves	—	—	—	—	16,043,108	(16,043,108)	—	—	—	—
Dividends to shareholders	—	—	—	—	—	(8,769,530)	—	(8,769,530)	—	(8,769,530)
Distribution to non-controlling interest shareholders (Note 22)	—	—	—	—	—	—	—	—	(2,231,322)	(2,231,322)

BALANCE AT DECEMBER 31, 2012	141,938,398	15,358	(13,667,122)	511,964,127	49,622,317	151,603,798	82,000,020	781,538,498	—	781,538,498

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 As of December 31, 2011 and 2012 and

For the years ended December 31, 2010, 2011 and 2012

(All amounts stated in US$, except for number of shares data)

1. Background information of business and organization

Xinyuan Real Estate Co. Ltd. (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in residential real estate development and the provision of property management services. The Group’s operations are conducted mainly in the People’s Republic of China (“PRC”). In 2012, the Group expanded its business into the U.S. residential real estate market and established Vista Sierra, LLC, XIN Irvine, LLC and 421 Kent Development, LLC to acquire three projects in Reno, Nevada, Irvine, California and Brooklyn, New York, respectively. On April 6, 2012 and September 25, 2012, Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd. (Note 22) and Henan Wanzhong Real Estate Co., Ltd., subsidiaries of the Company, were liquidated, respectively.

The Company’s subsidiaries during 2012 are set out below:

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital RMB’000			Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:

Xinyuan International Property Investment Co., Ltd.	Cayman Islands October 6, 2011	US$	500	*	100%	Investment holding company

Xinyuan International (HK) Property Investment Co., Limited.	Hong Kong October 26, 2011	HK$	3,000	*	100%	Investment holding company

XIN Development Group International Inc.	United States November 10, 2011	US$	0	*	100%	Investment holding company

Xinyuan Real Estate, Ltd. (“Xinyuan”)	Cayman Islands January 27, 2006	US$	50,000	*	100%	Investment holding company

South Glory International Ltd.	Hong Kong January 17, 2001	HK$	10	*	100%	Investment holding company

Victory Good Development Ltd.	Hong Kong January 17, 2001	HK$	10	*	100%	Investment holding company

Elite Quest Holdings Ltd.	Hong Kong November 19, 2001	HK$	10	*	100%	Investment holding company

XIN Irvine, LLC	United States July 12, 2012	US$	50	*	100%	Real estate development

Vista Sierra, LLC	United States May 1, 2012	US$	0	*	100%	Real estate development
F-8

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

 As of December 31, 2011 and 2012 and

For the years ended December 31, 2010, 2011 and 2012

 (All amounts stated in US$, except for number of shares data)

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital RMB’000			Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:

XIN Development Management East, LLC	United States August 28, 2012	US$	1	*	100%	Property management services

XIN NY Holding, LLC	United States August 29, 2012	US$	1	*	100%	Investment holding company

421 Kent Development, LLC	United States August 29, 2012	US$	1	*	100%	Real estate development

Xinyuan (China) Real Estate, Ltd. (“WFOE”)	The PRC April 10, 2006	US$	307,000	*	100%	Investment holding company

Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”)	The PRC May 19, 1997		200,000		100%	Real estate development

Henan Wanzhong Real Estate Co., Ltd.****	The PRC February 6, 2005		10,000		100%	Real estate development

Qingdao Xinyuan Xiangrui Real Estate Co., Ltd.	The PRC February 9, 2006		10,000		100%	Real estate development

Shandong Xinyuan Real Estate Co., Ltd.	The PRC June 2, 2006		300,000		100%	Real estate development

Xinyuan Property Service Co., Ltd.	The PRC December 28, 1998		50,000		100%	Property management services

Zhengzhou Mingyuan Landscape Engineering Co., Ltd.	The PRC February 17, 2004		2,000		100%	Landscaping engineering and management

Zhengzhou Xinyuan Computer Network Engineering Co., Ltd.	The PRC May 26, 2004		2,000		100%	Installation of intercom systems

Henan Wanzhuo Real Estate Co., Ltd.	The PRC December 29, 2011		20,000		100%	Real estate development

Suzhou Xinyuan Real Estate Development Co., Ltd.	The PRC November 24, 2006		200,000		100%	Real estate development

Anhui Xinyuan Real Estate Co., Ltd.	The PRC December 7, 2006		50,000		100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

 As of December 31, 2011 and 2012 and

For the years ended December 31, 2010, 2011 and 2012

(All amounts stated in US$, except for number of shares data)

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital RMB’000	Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:

Kunshan Xinyuan Real Estate Co., Ltd.	The PRC January 31, 2008	200,000	100%	Real estate development

Xinyuan Real Estate (Chengdu) Co., Ltd.	The PRC June 12, 2007	220,000	100%	Real estate development

Xuzhou Xinyuan Real Estate Co., Ltd.	The PRC November 09, 2009	50,000	100%	Real estate development

Henan Jiye Real Estate Co., Ltd.	The PRC November 15, 2009	50,000	100%	Real estate development

Beijing Xinyuan Wanzhong Real Estate Co., Ltd.	The PRC March 4, 2008	30,000	100%	Real estate development

Beijing Heju Construction Material Co. Ltd.	The PRC January 16, 2009	30,000	100%	Real estate development

Xinyuan Renju (Beijing) Asset Management Co., Ltd.	The PRC January 16, 2009	30,000	100%	Real estate development

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (“Jiantou Xinyuan”) **	The PRC June 13, 2005	10,000	100%	Real estate development

Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd. ***	The PRC July 7, 2006	10,000	52%	Real estate development

Beijing Xinyuan Priority Real Estate Consulting Co., Ltd.	The PRC March 8, 2012	30,000	100%	Leasing management services

Henan Xinyuan Priority Commercial Management Co., Ltd.	The PRC August 10, 2012	2,000	100%	Leasing management services

Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd.	The PRC September 20, 2012	200,000	100%	Real estate development

*	Expressed in US$’000 or HK$’000
**	Acquired on November 1, 2010, which was formerly a 45% owned equity investee
***	Owned by Jiantou Xinyuan and liquidated on April 6, 2012 (Note 22)
****	Liquidated on September 25, 2012

Excepted when otherwise indicated, equity holdings remained unchanged throughout the year ended December 31, 2012.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

2. Summary of significant accounting policies

(a) Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

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

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment, provision necessary for contingent liabilities, allowance for doubtful debt associated with accounts receivable, other receivables and advances to suppliers, fair values, revenue recognition, taxes, budgeted costs and other similar charges. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

(c) Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, other deposits and prepayments, due from employees, other receivables, other long-term investment, accounts payable, customer deposits, other payables, and borrowings. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other deposits and prepayments, due from employees, other receivables, accounts payable, customer deposits, other payables and accrued liabilities, and short-term bank borrowings approximate their fair value due to the short term maturities of these instruments. The Group is exposed to credit risk for financial assets and its maximum amount of loss in the event of non performance by the counterparty is the recorded amount. The Group generally does not require collateral for its financial assets or liabilities, except as disclosed in Note 8 and Note 9.

Other long-term investments have no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs. The Company reviews the investments for impairment whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable.

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

During the year ended December 31, 2010, all outstanding warrants were exercised and the Company incurred a gain of US$841,560 resulting from the change in fair value. These gains were reported as a “change in fair value of warrant liability” in the accompanying consolidated statements of comprehensive income, as the warrants were not hedging instruments.

(d) Foreign currency translation

The Group’s financial information is presented in U.S. dollars. The functional currency of the Company is U.S. dollars. The functional currency of the Company’s subsidiaries in China Mainland is Renminbi (“RMB”), the currency of the PRC. The functional currency of the Company’s subsidiaries other than those in China Mainland is U.S. dollars. Transactions by the Company’s subsidiaries which are denominated in currencies other than RMB are remeasured into RMB at the exchange rate quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than RMB are included in the consolidated statements of comprehensive income as exchange gains. The consolidated financial statements of the Company’s subsidiaries have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

	December 31, 2010	December 31, 2011	December 31, 2012

Year end RMB: US$ exchange rate	6.6227	6.3009	6.2855
Period average RMB: US$ exchange rate	6.7704	6.4614	6.3124

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(e) Cash and cash equivalents

The Group considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Group maintains bank accounts in China Mainland, Hong Kong and United States. The vast majority of China Mainland bank balances are denominated in RMB. Hong Kong and United States bank balances are denominated in U.S. dollars.

Cash includes cash on hand and demand deposits in accounts maintained with state-owned and private banks within the PRC and Hong Kong and United States. Total cash in banks at December 31, 2012 amounted to US$496,204,796 (December 31, 2011: US$319,218,155), of which the vast majority of deposits are not covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

(f) Restricted cash

The Group is required to maintain certain deposits with banks that provide mortgage loans to the Group and the Group’s customers in order to purchase residential units from the Group (see Note 11). These balances are subject to withdrawal restrictions and totaled US$36,597,624 as of December 31, 2012 (December 31, 2011: US$49,627,126). As of December 31, 2012, the Group held US$54,682,645 (December 31, 2011: US$93,757,218) in its restricted cash accounts, representing funds received from loans, which were designated to finance permitted project development expenditures that are subject to approval by the lender. As of December 31, 2012, the Group also held US$25,971,305 in its restricted cash accounts as security for its short-term loans (see Note 8), and held US$28,478,244 in its restricted cash accounts as security for its long-term loans (see Note 9). These restricted cash deposits are not covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

(g) Real estate property development completed, under development and held for sale

Real estate properties consist of finished residential unit sites, commercial offices and residential unit sites under development. The Group leases the land for the residential unit sites under land use right leases with various terms from the PRC. Real estate property development completed, under development and held for sale are stated at the lower of carrying amounts or fair value less selling costs.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

 In accordance with ASC 360, “Property, Plant and Equipment” (“ASC 360”), real estate property development completed ,under development and held for sale are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

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

For the years ended December 31, 2010, 2011 and 2012, the Group had not recognized any impairment for real estate property under development and held for sale.

(h) Revenue recognition

Real estate sales are reported in accordance with the provisions of ASC 360, “Property, Plant and Equipment” and ASC 976, “Real Estate-Retail Land”.

Percentage-of-completion method

 Revenue and profit from the sale of development properties is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met:

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

Due to PRC restrictions of mortgages to second home buyers, the Group introduced seller-financed contract arrangements in the third quarter of 2011. In the second half of 2012, execution of seller-financed contracts dropped significantly to the point that the Group did not offer seller-financed contracts to second home buyers starting in the fourth quarter of 2012. Under these seller-financed contract arrangements, the buyer pays the purchase price for the residential unit in installment payments ranging from six months to two years with the final payment to be made 30 days prior to the delivery of the property. These contracts generally require a 10% down payment upon contract execution date, the second payment of 20% within 30 days, a third payment of 30% to 40% six months after the contract date, and the final 30% to 40% payment 30 days before delivery.

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

The effect of changes to total estimated contract cost or revenues, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under real estate property under development. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits. As of December 31, 2011 and December 31, 2012, the amounts received from customers in excess of revenues recognized were US$162.0 million and US$178.3 million, respectively.

Any losses incurred or forecast to occur on real estate transactions are recognized in the period in which the loss is first anticipated.

 Full accrual method

Revenue from the sales of development properties where the construction period, the period from the construction permit award date to the unit delivery date is expected to be 12 months or less, or the construction period is expected to be longer than 12 months and sales prices are not certain to be collected is recognized by the full accrual method when the sale is consummated and the unit has been delivered and properties held for sale is recognized by the full accrual method at the time of the closing of an individual unit sale. This occurs when title to the property is transferred to the buyer. A sale is not considered consummated until (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing of which the seller is responsible has been arranged, (d) all conditions precedent to closing have been performed, (e) the seller does not have substantial continuing involvement with the property, and (f) the usual risks and rewards of ownership have been transferred to the buyer. In addition, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, must not be subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability. The properties held for sale comprise of finished lots for single family home communities and custom homes located in Reno, Nevada, U.S., and finished condominium units located in Irvine, California, U.S., which were acquired in the second and third quarter of 2012, respectively.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Revenues related to the projects in the U.S. are recognized under the full accrual method. For the years ended December 31, 2010 and 2011, no revenues were recognized under the full accrual method. For the year ended December 31, 2012, revenue was recognized in the amount of US$8.2 million for the resale of several parcels of the Northern Nevada Land Portfolio.

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

Accounts receivable are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances become doubtful. As of December 31, 2011 and 2012, there was no allowance for doubtful debts.

(j) Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which the Group has business relationships.

Other receivables are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances becomes doubtful. As of December 31, 2011 and 2012, there was no allowance for doubtful debts.

(k) Advances to suppliers

Advances to suppliers consist of balances paid to contractors and vendors for services and materials that have not been provided or received and generally relate to the development and construction of residential units in the PRC. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the services and materials become doubtful. As of December 31, 2011 and 2012, there was no allowance provided.

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

(p) Long-term investments

The Group accounts for long-term investments in equities as follows:

Where the Group has significant influence over the investee, the Group applies the equity method of accounting. The reporting dates and accounting policies of the equity investees are the same as the Group. The investments in the equity investees are stated at cost, including the Group’s share of the equity investee’s net gain or loss, less any impairment in value. The Group recognizes in its consolidated statement of comprehensive income its share of the net income of the equity investees.

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

As of December 31, 2011 and 2012, the Group had no investments under equity method of accounting. As of December 31, 2011 and 2012, the Group only has a 1.85% equity interest in a company in PRC that specializes in the real estate industry. The Group does not exercise significant influence over this investment and therefore, the Group accounts for the investment under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible.

(q) Capitalized interest

The Group capitalizes interest as a component of building construction costs in accordance with ASC 835, “Interest” (“ASC 835”).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

As a result of the total interest costs capitalized during the period, the interest expense for the years ended December 31, 2010, 2011 and 2012, was as follows:

	2010	2011	2012
	US$	US$	US$
Accretion of discount from embedded derivative on Convertible Subordinated Notes	1,045,763	—	—
Accretion of discount arising from embedded derivative on Senior Floating Rate Notes	302,743	—	—
Amortization of issuance cost related to other long term debt	1,044,284	319,779	319,779
Accretion of discount arising from warrants on Senior Floating Rate Notes	620,064	—	—
Accretion of discount arising from warrants on Guaranteed Senior Secured Note	730,348	1,021,368	1,024,166
Interest on borrowings	26,444,942	25,174,427	18,359,710

Total interest costs	30,188,144	26,515,574	19,703,655
Less: total interest costs capitalized	(30,188,144)	(26,515,574)	(19,703,655)

Interest expense, net	—	—	—

(r) Retirement benefits

Regulations in the PRC require the Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in the PRC, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the years ended December 31, 2010, 2011 and 2012, the level of contribution to these funds for each employee was determined at 41% of their average salary determined by the Social Welfare Bureau. For the year ended December 31, 2012, the Group recorded expense in the amount of US$2,598,959 (2010: US$1,397,426; 2011: US$1,783,144).

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

(t) Income taxes

The Group accounts for income tax using the balance sheet method. Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as unutilized net operating losses. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Group is able to realize their benefits, or that future utilization is uncertain. The Group assesses its need for valuation allowances by tax reporting unit by jurisdiction. Generally, each of the Group reportable operating segments is organized in a separate tax reporting unit in a single tax jurisdiction.

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

(u) Land Appreciation Tax (“LAT”)

In accordance with the relevant taxation laws for real estate companies of the provinces in which the subsidiaries operate in the PRC, the local tax authorities levy LAT based on progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures, including borrowing costs and all property development expenditures. LAT is prepaid based on a fixed percentage (varying by local tax jurisdiction) of customer deposits and is expensed when the related revenue is recognized, as explained at Note 2(h).

(v) Comprehensive income

Comprehensive income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC topic 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company's comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statement of comprehensive income. The Group adopted ASU No. 2011-05 ("ASU 2011-05"), Comprehensive Income (Topic 220), Presentation of Comprehensive Income, in the year ended December 31, 2012 by presenting items of net income and other comprehensive income in the consolidated statements of comprehensive income.

(w) Advertising and promotion expenses

Advertising and promotion costs are expensed as incurred, or the first time the activity takes place, in accordance with ASC 720-35, “Advertising Costs”. For the year ended December 31, 2012, the Group recorded advertising and promotion expenses of US$15,900,532 (2010: US$9,117,423; 2011: US$13,767,135).

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

The Group has no capital leases for any of the periods stated herein. For the year ended December 31, 2012, the Group recorded lease expenses of US$1,974,787 (2010: US$1,653,781; 2011: US$2,148,169).

(y) Property warranty

The Company and its subsidiaries provide customers with warranties which cover major defects of building structure and certain fittings and facilities of properties sold as stipulated in the relevant sales contracts. The warranty period varies from two months to three years, depending on different property components the warranty covers.

The Group regularly estimates potential costs for materials and labor with regard to warranty-type claims expected to be incurred subsequent to the delivery of a property. Reserves are determined based on historical data and trends with respect to similar property types and geographical areas. The Group regularly monitors the warranty reserve and makes adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Group may seek recourse against its contractors or any related third parties if it can be demonstrated they are at fault. In addition, the Group withholds up to 5% of the contract cost from sub-contractors for periods of 2 to 5 years. These amounts are included in current liabilities, and are only paid to the extent that there has been no warranty claim against the Group relating to the work performed or materials supplied by the subcontractors. For the years ended December 31, 2010, 2011 and 2012, the Group had not recognized any warranty liability or incurred any warranty costs in excess of the amount retained from subcontractors.

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

Common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. The nonvested options granted with performance condition are excluded in the computation of diluted EPS unless the options are dilutive and unless their conditions (a) have been satisfied at the reporting date or (b) would have been satisfied if the reporting date was the end of the contingency period.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

(aa) Treasury Shares

The Company accounted for shares repurchased as treasury shares at cost in accordance to ASC Subtopic 505-30 (“ASC 505-30”), “Treasury Shares”. Those shares are shown separately in the Shareholders’ Equity as the Company has not yet decided on the ultimate disposition of the shares acquired. When the Company decides to retire the treasury shares, the difference between the original issuance price and the repurchase price is debited into retained earnings.

On May 26, 2011, the Board of Directors unanimously authorized management to repurchase up to US$10 million of the Company’s shares (the “Share Repurchase Plan”) within 12 months of the approval date. On June 19, 2012, the Company announced the 2012 Repurchase Program of US$20 million within 24 months of the approval date. The Board of Directors also agreed to review the Company’s share repurchase program periodically and to adjust the amount authorized for repurchase as necessary. During 2012, the Company repurchased 4,091,650 shares (2011: 7,543,530 shares) for a consideration of US$5,708,281 (2011: US$7,958,841).

(ab) Guaranteed Senior Secured Note and Warrants

On April 15, 2010, the Company entered into a securities purchase agreement with Forum Asian Realty Income II, L.P. (“Forum”), pursuant to which the Company agreed to issue to Forum: (i) a guaranteed senior secured note in the aggregate principal amount of US$40,000,000 due April 15, 2013 (the “Secured Note”) and (ii) warrants to purchase up to 1,516,882 common shares of the Company (the “Forum Warrants”) (see Note 10).

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

Forum Warrants

The Forum Warrants granted Forum the right to acquire 1,516,882 common shares at an exercise price of US$0.01 per share, subject to anti-dilution adjustments only in the event of a stock-split or similar reclassification of the Company’s capital stock.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

(ac) Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the life of the loan to which they relate using the effective interest method. The remaining debt issuance cost to be amortized as of December 31, 2012 amounted to US$104,196.

(ad) Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2012, ten real estate development projects (Chengdu Xinyuan Splendid I, Chengdu Xinyuan Splendid II, Suzhou International City Garden, Shandong Xinyuan Splendid, Kunshan International City Garden, Henan Royal Palace, Henan Modern City, Xuzhou Colorful Garden, Henan Century East B and Zhengzhou Yipin Xiangshan Phase II), which recognized gross profits in 2011, had changes in their estimated gross profit margins. As of December 31, 2012, each of these projects has a percentage of completion at 70.7% or more. As the unit sales and selling prices were on an upward trend during the year ended December 31, 2012, the Company revised upwards its prior estimates related to selling prices and total estimated sales values in conjunction with the change in total estimate cost, which led to a decrease of the percentage sold and thus a decrease in the recognized costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share increased by US$19.9 million (2010:US$11.7 million, 2011: US$11.2 million), US$14.9 million (2010: US$9.7 million,2011: US$8.4 million), US$0.10 per share (2010: US$0.06 per share, 2011: US$0.06 per share), US$0.10 per share (2010: US$0.06 per share, 2011: US$0.06 per share), respectively, for the year ended December 31, 2012.

In the third quarter of 2010, the Company found that certain of its contracted buyers for the Kunshan International City Garden project were not able to secure mortgages at terms and amounts foreseen at the time of contract execution, resulting from the government issued new mandates on housing policy affecting the availability of mortgage financing in 2010. As a result, the Company reversed contracted sales amounts of US$42.8 million related to sales contracts of 348 apartments when determining revenue to be recognized under the percentage of completion method (see Note 2(h) for further detail). The Company took the position that contracts not clearly executable under prevailing government policies were not recognized as revenue under the percentage of completion method. The reversals, which represented 12.0% of all contract sales from inception through December 31, 2010 for Kunshan, reduced revenue by US$31.5 million under the percentage of completion method for the year ended December 31, 2010. As a result of the change, net income and basic and diluted earnings per share decreased by US$5.5 million, US$0.04 per share and US$0.04 per share, respectively, for the year ended December 31, 2010. For the year ended December 31, 2011, the Company reversed contracted sales amounts of US$4.0 million related to sales contracts of 28 apartments, which reduced revenue by US$3.6 million. For the year ended December 31, 2012, the Company reversed contracted sales amounts of US$2.6 million related to sales contracts of 17 apartments, which reduced revenue by US$2.5 million. In all of other projects throughout China, where most of buyers are owner occupiers and not investors, there is no significant mortgage availability problem and, thus, no reversals have been recorded.

(ae) Share-based compensation

The Group has adopted ASC 718, “Compensation-Stock Compensation”, which requires that share-based payment transactions with employees, such as restricted shares or stock options, be measured based on the grant-date fair value of the equity instrument issued and the Company has elected to recognize compensation expense using the straight-line method for all stock options granted with service conditions that have a graded vesting schedule. The Company has a policy of using authorized shares in the existing pool to satisfy any future exercise of share options.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

(af) Segment Reporting

In accordance with ASC 280 Segment Reporting (“ASC 280”), segment reporting is determined based on how the Group’s chief operating decision maker reviews operating results to make decisions about allocating resources and assessing performance for the Group. According to the management approach, the Group operates in geographical segments. The reported segment information for 2010 and 2011 has been retrospectively adjusted in order to conform to the change in segment presentation in 2012.

(ag) Recent Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220) (“ASU 2013-02”) to improve the reporting of reclassifications out of AOCI. This ASU sets requirements for presentation for significant items reclassified to net income in their entirety during the period and for items not reclassified to net income in their entirety during the period. It requires companies to present information about reclassifications out of AOCI in one place and to present reclassifications by component when reporting changes in AOCI balances. The modifications to ASC Topic 220 resulting from the issuance of ASU 2013-02 are effective for fiscal years beginning after December 15, 2012 and interim periods within those years. Early adoption is permitted. The adoption of ASU 2013-02 is not expected to have a material impact on the Group’s consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

   3. Real estate property development completed, under development and held for sale

The following summarizes the components of real estate property completed, under development and held for sale at December 31, 2011 and 2012:

	December 31, 2011	December 31, 2012
	US$	US$
Development completed:
Zhengzhou Xinyuan Splendid 1A	101,009	101,257
Zhengzhou Financial Square	10,574	12,377
Zhengzhou Yipin Xiangshan Phase I	—	51,143
Suzhou Lake Splendid	363,548	166,155
Suzhou Colorful Garden	401,592	421,380
Hefei Wangjiang Garden	290,699	278,548
Zhengzhou Xinyuan Colorful Garden	4,929,264	—
Jinan International City Garden	678,455	972,064
Suzhou International City Garden	—	—
Chengdu Xinyuan Splendid I	—	1,155,434
Real estate property development completed	6,775,141	3,158,358

Under development:
Current:
Suzhou International City Garden	119,484,041	—
Xuzhou Colorful Garden	38,471,017	21,238,889
Zhengzhou Modern City	60,299,157	57,408,025
Zhengzhou Century East A	36,226,170	53,604,699
Zhengzhou Century East B	104,832,456	98,948,705
Zhengzhou Royal Palace	103,516,481	98,557,509
Jinan Xinyuan Splendid	302,470,861	297,909,913
Kunshan International City Garden	126,205,482	123,002,290
Chengdu Xinyuan Splendid I	29,109,213	—
Chengdu Xinyuan Splendid II	92,164,170	41,573,242
Zhengzhou Yipin Xiangshan Phase I	4,487,385	—
Zhengzhou Yipin Xiangshan Phase II	96,222,612	56,189,379
Xuzhou New Land	38,415,147	39,943,324
Zhengzhou New Land	92,486,788	97,601,917
Suzhou New Land	—	44,942,686
Beijing New Land	—	170,596,964
New York New Land	—	55,587,073
	1,244,390,980	1,257,104,615
Profit recognized	239,583,913	279,176,906
Less: progress billings (see Note 11)	(722,103,502)	(813,462,059)

Total real estate property under development	761,871,391	722,819,462

Northern Nevada Land Portfolio	—	1,191,200
Lennox Project	—	10,000,000
Real estate property held for sale	—	11,191,200

Total real estate property development completed, under development and held for sale	768,646,532	737,169,020

As of December 31, 2012, land use rights included in the real estate property under development totaled US$602,353,601 (2011: US$558,104,645).

As of December 31, 2012, real estate property under development with an aggregate net book value of US$39,694,448 (2011: US$265,921,670) were pledged as collateral for certain bank loans.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

4. Real estate properties held for lease, net

	December 31, 2011	December 31, 2012
	US$	US$
Elementary schools	3,385,046	3,393,339
Basement parking	1,921,969	1,926,678
Kindergartens	3,555,371	4,716,688
Parking facilities	11,970,594	15,984,868
Clubhouses	3,125,133	4,218,089

Total costs	23,958,113	30,239,662

Accumulated depreciation	(5,431,609)	(7,035,836)

Real estate properties held for lease, net	18,526,504	23,203,826

Depreciation expense for the year ended December 31, 2012 amounted to US$1,791,775 (2010: US$1,218,126; 2011: US$1,285,497).

As of December 31, 2011 and 2012, no real estate properties held for lease were pledged as collateral for bank loans.

As of December 31, 2012, minimum future rental income on non-cancellable leases (none of which contain any contingent rental clauses), in the aggregate and for each of the five succeeding fiscal years and thereafter, is as follows:

Year	Amount
US$
2013	1,387,303
2014	2,567,165
2015	2,573,462
2016	2,566,882
2017 and thereafter	50,569,724

Total	59,664,536

5. Property and equipment, net

Property and equipment consisted of the following:

	December 31, 2011	December 31, 2012
	US$	US$
Buildings and improvements	1,126,014	—
Vehicles	3,205,983	3,077,924
Furniture and fixtures	2,720,664	2,946,681

Total	7,052,661	6,024,605

Accumulated depreciation	(4,072,125)	(4,448,459)

Property and equipment, net	2,980,536	1,576,146

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Depreciation expense for the year ended December 31, 2012 amounted to US$533,616 (2010: US$1,138,887; 2011: US$888,314).

6. Other long-term investment

As of December 31, 2011 and 2012, the other long-term investment accounted for at cost consisted of the following:

Investee	Initial Cost	Ownership	December 31, 2011	December 31, 2012
	US$		US$	US$
Henan Lianhe Real Estate Co., Ltd.	241,648	1.85%	241,648	241,648

For the years ended December 31, 2010, 2011 and 2012 the Group recognized no investment profit or loss. As of December 31, 2011 and 2012, management noted no indicators of impairment related to this investment.

7. Acquisition of Jiantou Xinyuan

On September 30, 2009, Xinyuan’s wholly owned subsidiary, Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”), signed an agreement to acquire the remaining 55% equity interest in Jiantou Xinyuan it did not own to expand its portfolio of real estate projects. As a result, Xinyuan became the sole shareholder of Jiantou Xinyuan. Jiantou Xinyuan was a joint venture among Zhengzhou General Construction Investment Company (“Jiantou Construction”), which held 50% of Jiantou Xinyuan’s registered capital; Zhengzhou Jiantou Project Consulting Co., Ltd. (“Engineering Consulting Company”), which held 5% of Jiantou Xinyuan’s registered capital; and Henan Xinyuan, which held 45% of Jiantou Xinyuan’s registered capital. Jiantou Xinyuan owns a 52% equity interest in Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd. and the remaining 48% equity interest belongs to one third-party. Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd. was liquidated on April 6, 2012 (Note 22).

 The acquisition was completed on November 1, 2010 and the purchase price was US$4.4 million (RMB29.2 million) in cash on the date of acquisition. As the Company formerly owned a 45% equity interest of Jiantou Xinyuan, Jiantou Xinyuan had been accounted for as an equity method until November 1, 2010, the date Jiantou Xinyuan became a wholly-owned subsidiary. The results of Jiantou Xinyuan have been included in the Company’s consolidated financial statements since November 1, 2010. As part of the purchase of Jiantou Xinyuan, the Company recognized a gain on the remeasurement of its previously held 45% interest in Jiantou Xinyuan amounting to US$2.4 million, reported as “other income” in the consolidated statements of comprehensive income for the year ended December 31, 2010.

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

US$
Real estate property development completed	708,388
Real estate property under development	66,888,076
Other currents assets	11,239,770
Other assets	184,736
Current liabilities	(67,393,903)
Deferred tax liabilities	(4,787,974)
Net assets acquired	22,218,348

For the period from January 1, 2010 to November 1, 2010, the investee recognized losses of US$336,010. The Group’s share of the income of the equity investee was US$226,579 in 2010.The amount of revenue and net loss of Jiantou Xinyuan included in the Company’s consolidated statement of comprehensive income for the period from November 1, 2010, the acquisition date, to December 31, 2010 are as follows:

US$

Revenue	3,113,794
Cost of revenue	4,634,247
Gross loss	(1,520,453)
Net loss	(684,406)

Unaudited pro forma consolidated financial information

The following unaudited pro forma consolidated financial information for the year ended December 31, 2010 is presented as if the acquisition had occurred at the beginning of the period presented. These pro forma results are not indicative of what operating results would have been had the acquisition actually taken place on the date indicated. The pro forma adjustments are based on available information and certain assumptions the management believes are reasonable.

Year Ended December 31, 2010
US$ (unaudited)
Revenue	496,133,731
Cost of revenue	371,259,719
Gross profit	124,874,012
Operating expenses	35,006,046
Net income	47,057,512
Earnings per diluted shares	0.31

Jiantou Xinyuan developed one project which is excluded from the Group’s interest. Losses from this project included in the amounts above were US$ nil in 2012 (2010 losses: US$651,594; 2011 losses: US$ nil).

8. Short-term bank loans and other debt

Short term bank loans represent amounts due to various banks and are due on the dates indicated below. These loans generally can be renewed with the banks. Short term bank loans at December 31, 2011 and 2012 consisted of the following:

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

	December 31,	December 31,
	2011	2012
	US$	US$

Loan from Agricultural Bank of China

Due July 5, 2012, at 6.56% per annum	6,348,299	—
Due July 13, 2012, at 6.56% per annum	809,408	—
	7,157,707	—

Loan from Bank of Jiangsu
Due December 24, 2012, at 6.65% per annum	10,792,109	—
	10,792,109	—

Loan from Bank of Zhengzhou
Due December 18, 2013, at 7.20% per annum	—	28,637,340
	—	28,637,340

Loan from China Guangfa Bank
Due December 26, 2013, at 6.00% per annum	—	19,091,560
	—	19,091,560
Loan from Industrial and Commercial Bank of China (“ICBC”)
Due May 18, 2012, at 3.00% plus LIBOR	15,000,000	—
Due September 28, 2012, at 3.50% plus LIBOR	10,000,000	—
Due April 8, 2013, at 7.98% per annum	—	4,772,890
Due May 8, 2013, at 7.98% per annum	—	6,363,853
Due May 9, 2013, at 2.80% plus LIBOR*	—	15,000,000
Due November 30, 2014, at 1.90% plus LIBOR*	—	10,000,000
	25,000,000	36,136,743

Loan from Beta Capital, LLC**
Due September 19, 2013, at 4.25% per annum	—	29,200,000
	—	29,200,000

Total short-term bank loans and other debt	42,949,816	113,065,643

*	Pursuant to the loan contract with ICBC, these two short-term loans from ICBC, amounting to US$15.0 million and US$10.0 million, respectively, are denominated in US$ and are secured by the deposits of the equivalent amounts denominated in RMB. Such deposits are classified as restricted cash on the consolidated balance sheet as of December 31, 2012. The US$10.0 million loan is due on November 30, 2014; however the Group has an obligation to repay the loan on demand if required by the bank. Therefore, this loan has been classified as short-term as of December 31, 2012.

**On August 31, 2012, Xinyuan Development Group International Inc. ("XIN Development") and Beta Capital LLC entered into a purchase and sale agreement, pursuant to which XIN Development's subsidiary, 421 Kent Development, LLC ("421 Kent Development") purchased land in Brooklyn, New York for a consideration of US$54.2 million, including a US$29.2 million mortgage loan borrowed from the seller with a maturity date of September 19, 2013, secured by the land purchased, any improvements thereon and any building equipment, materials and supplies owned by 421 Kent Development and any lease and rents from the property. In connection with the seller mortgage loan, 421 Kent Development agreed that, aside from developing and constructing the project, 421 Kent Development would not take certain actions without Beta Capital's consent, including removing improvements from or equipment on the property, making certain alterations to the properties, modifying or entering into new leases, or leasing, selling or transferring the property. In addition, 421 Kent Development agreed that it would not engage in any business other than that arising out of the ownership and operation of the property, not incur indebtedness other than the mortgage loan and amounts due in the ordinary course of business to trade creditors and not provide guarantees of the obligations of any other person.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

As of December 31, 2012, except when otherwise indicated, all of the Group’s short-term bank loans are denominated in RMB and are mainly secured by the Group’s real estate property under development with net book value of US$24,738,811 (December 31, 2011: US$40,725,321) and land use right with net book value of US$14,438,201 (December 31, 2011: US$ nil).

The weighted average interest rate on short-term bank loans and other debt as of December 31, 2012 was 5.31% (December 31, 2011: 5.03%).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

  9. Long-term bank loans

Long-term bank loans as of December 31, 2011 and 2012 consisted of the following:

	December 31, 2011	December 31, 2012
	US$	US$
Loan from ICBC
Due November 2, 2013 at 6.15% per annum (2011: 6.65%)	7,935,374	7,954,817
Due October 18, 2013 at 6.15% per annum (2011:6.40%)	39,676,872	33,092,037
Due November 1, 2013 at 7.38% per annum (2011:7.98%)	28,567,348	15,591,440
Due November 1, 2013 at 7.68% per annum		7,954,817
Due September 21, 2013 at 7.68% per annum		4,772,890
Due August 21, 2013 at 7.68% per annum		7,954,817
	76,179,594	77,320,818

Loan from Agricultural Bank of China (Singapore)
Due July 12, 2014, at 2.40% plus LIBOR*	—	15,000,000
Due September 10, 2014, at 2.00% plus LIBOR*	—	10,000,000
	—	25,000,000

Loan from ICBC (Thai) Public Company Limited
Due November 29, 2014, at 2.10% plus LIBOR**	—	10,000,000
	—	10,000,000

Loan from Agricultural Bank of China
Due February 10, 2013, at 6.32% per annum ***	34,123,110	—
Due February 10, 2013 at 6.65% per annum***	1,269,660	—
Due April 23, 2013, at 5.84% per annum (2011: 6.32%)	13,331,429	13,364,092
Due May 5, 2013, at 6.15% per annum (2011:6.65%)	12,855,306	12,886,803
Due May 19, 2013, at 5.84% per annum (2011: 6.32%)	12,061,769	12,091,321
	73,640,274	38,342,216

Loan from China Guangfa Bank
Due January 19, 2013, at 5.85% per annum***	12,696,599	—
Due January 24, 2013, at 6.65% per annum***	2,539,320	—
Due June 28, 2013, at 7.32% per annum***	7,935,374	—
Due June 30, 2013, at 7.32% per annum***	2,698,027	—
	25,869,320	—

Loan from Bank of China
Due May 26, 2013, at 7.07% per annum (2011:7.65%)	21,425,511	9,354,864
	21,425,511	9,354,864

Loan from Bank of Communications
Due March 1, 2013, at 6.65% per annum***	5,456,363	—
	5,456,363	—

Total	202,571,062	160,017,898

Less: current portion of long term bank loans	(129,089,496)	(125,017,898)

Total long-term bank loans	73,481,566	35,000,000

*Pursuant to the loan contract with Agricultural Bank of China (Singapore), these two long-term loans from Agricultural Bank of China (Singapore), amounting to US$15.0 million and US$10.0 million, respectively, are denominated in US$ and are secured by the deposits of US$17,500,597 and US$10,977,647. Such deposits are classified as restricted cash on the consolidated balance sheet as of December 31, 2012.

**Pursuant to the loan contract with ICBC (Thai) Public Company Limited, this long-term loan amounting to US$10.0 million, is denominated in US$ and is secured by the deposit of US$11,168,562. This deposit is classified as restricted deposit on the consolidated balance sheet as of December 31, 2012.

***These loans were paid in full early during 2012.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

As of December 31, 2012, the contractual maturities of all long-term loans are due in 2014. There are no loans with contractual maturities extending past December 31, 2014.

As of December 31, 2012, except when otherwise indicated the Group’s long term bank loans are all denominated in RMB and are mainly secured by the Group’s real estate property under development with net book value of US$14,955,637 (December 31, 2011: US$225,196,349) and land use right with net book value of US$132,388,217 (December 31, 2011: US$ nil)

The interest rates of these bank loans are adjustable based on the range of 95% to 120% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of December 31, 2012 was 5.79% (December 31, 2011: 6.78%).

  10. Other long-term debt

As of December 31, 2011 and 2012, other long term debt consisted of the following:

	December 31, 2011	December 31, 2012
	US$	US$
Guaranteed senior secured note due in April 15, 2013 at 15.6%	40,000,000	40,000,000

Total principal of other long-term debt	40,000,000	40,000,000
Less: Unaccreted discount from embedded derivative and warrants	(1,312,386)	(288,220)
Accrued interest	1,334,667	1,352,000

Total	40,022,281	41,063,780
Less: current portion	(313,300)	(41,063,780)

Total other long-term debt	39,708,981	—

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

In connection with the Secured Note, Forum Warrants were issued. The Forum Warrants entitled the holder to purchase 1,516,882 common shares at an exercise price of US$0.01 per share. The expiration date of the Forum Warrants was 3 years after the date of issuance.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

The risk-free rate for periods within the expected life of the Forum Warrants was based on the implied yield rates of China International Bond denominated in US$ as of the valuation date. The expected life of the Forum Warrants represented the period of time the granted warrants were expected to be outstanding. As of April 15, 2010 and May 12, 2012, respectively, the Company had not paid dividends in the past nor did it expect to pay dividends in the foreseeable future. The expected volatility was based on the historical daily stock price of the Company, annualized.

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

The Secured Note are subject to various restrictive covenants, including restrictions on the Company’s ability and the ability of the Company’s subsidiaries to incur additional debt or guarantees, to make restricted payments, to make investments, to pay dividends or distributions on the Company or subsidiaries’ capital stock, to repurchase the Company or subsidiaries’ capital stock, to pay subordinated indebtedness, and make or repay inter-company loans or enter into non-ordinary course of business transactions. Among other restrictions, the Company is limited in the dollar amount of mortgage guarantees the Company may provide if it does not maintain a minimum consolidated interest expense coverage ratio, or interest coverage ratio. In the event the Company engages in any financing transaction that results in the amount of third-party indebtedness at the Company level (the “Corporate Debt”) (including the principal amount of the Note) exceeding US$100 million, Forum has the right to require the Company to repurchase the Secured Note at the repurchase price of 100% of the principal amount of the Secured Note then outstanding upon closing of the financing transaction. After the closing of any such financing transaction, as long as the aggregate Corporate Debt amount (including the principal amount of the Secured Note) exceeds US$100 million, Forum has the right, on 60 days advance notice, to exercise the repurchase right at the next semi-annual interest payment date.

Forum also was the holder of US$30 million principal amount of Senior Floating Rate Notes (“FRNs”). The US$40 million purchase price for the Secured Note and warrants was paid by Forum by (a) offsetting the purchase price by the amount owed to it by the Company for the repayment of US$30 million principal amount of its FRNs and (b) payment of US$10 million in cash.

The Company was in compliance with its financial ratio covenants under the Forum Note as of December 31, 2012.

  11. Customer deposits

Customer deposits consisted of amounts received from customers for the pre-sale of residential units in the PRC.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

	December 31, 2011	December 31, 2012
	US$	US$
Advances for real estate property under development	773,014,656	881,684,760
Add: revenue recognized in excess of amounts received from customers	18,612,485	(18,022,093)
Less: recognized as progress billings (see Note 3)	(722,103,502)	(813,462,059)

Total net balance	69,523,639	50,200,608

Customer deposits are typically funded up to 40% – 80% by mortgage loans made by banks to the customers. Until the customer obtains legal title to the property, the banks have a right to seek reimbursement from the Group for any defaults by the customers. The Group holds certain cash balances in restricted deposit accounts at the relevant banks (see Note 2 (f)). The Group, in turn, has a right to withhold transfer of title to the customer until outstanding amounts are fully settled.

  12. Income taxes

(a) Corporate income tax (“CIT”)

As a Cayman Island resident company, the Company is not subject to income tax.

The PRC subsidiaries are governed by the PRC Corporate Income Tax Laws and regulations. Under the Income Tax Laws of the PRC, the PRC subsidiaries are subject to an income tax at a statutory rate of 25% on income reported in the statutory financial statements after appropriate tax adjustments.

The Company had minimal operations in jurisdiction other than the PRC. Income before income tax expenses consists of:

	Year ended December 31,
	2010	2011	2012
	US$	US$	US$
PRC	100,129,993	173,729,290	247,420,740
Non PRC	(11,674,365)	(12,086,672)	(15,138,254)

Total	88,455,628	161,642,618	232,282,486

Income tax expense for the years ended December 31, 2010, 2011 and 2012 is summarized as follows:

	Year ended December 31,
	2010	2011	2012
	US$	US$	US$
Current:
CIT tax expense	10,583,933	27,162,678	51,183,346
Land Appreciation Tax (“LAT”) expense	16,154,567	25,582,339	25,390,667
Deferred tax expense/ (benefit)	10,594,874	5,892,472	(2,399,386)

Income tax expense	37,333,374	58,637,489	74,174,627

The Group’s income tax expense differs from the tax expense computed by applying the statutory CIT rate of 25% for the years ended December 31, 2010, 2011 and 2012, as follows:

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

	Year ended December 31,
	2010	2011	2012
	US$	US$	US$
CIT at rate of 25%	22,113,907	40,410,655	58,070,622
Tax effect of non-deductible expenses	3,527,302	2,562,233	11,166,825
Tax effect of non-taxable income	(623,524)	—	—
Unrecognized tax benefit	—	—	(4,994,595)
LAT expense	16,154,567	25,582,339	25,390,667
CIT benefit of LAT	(4,038,642)	(6,395,585)	(6,347,667)
Changes in valuation allowance	19,154	(3,115,025)	(7,856,467)
International rate difference	252,290	(397,031)	(336,247)
Income tax on undistributed earnings of PRC subsidiaries	—	3,680,000	2,204,619
Adjustment of estimated income tax accruals	—	(3,988,507)	(3,038,183)
Others	(71,680)	298,410	(84,947)
Actual income tax expense	37,333,374	58,637,489	74,174,627

The income tax on undistributed earnings of PRC subsidiaries for the year ended December 31, 2012 represented accrued withholding taxes related to the portion of the Group’s retained earnings that were not considered permanently reinvested. See Note 12(d) for more detail.

(b) Liability for unrecognized tax benefit

On January 1, 2007, the Group adopted ASC 740-10. There was no cumulative effect adjustment to beginning retained earnings resulting from the adoption of ASC 740-10, as the total liability for cumulative unrecognized tax benefits of US$2,667,594 as of January 1, 2007 was recognized in deferred tax liability, as discussed below. The following table summarizes the activity related to the Group’s unrecognized tax benefits:

US$
Balance as of December 31, 2009	12,756,758
Movement in current year due to foreign exchange rate fluctuation	395,838
Balance as of December 31, 2010	13,152,596

Movement in current year due to foreign exchange rate fluctuation	671,730
Balance as of December 31, 2011	13,824,326

Movement in current year due to foreign exchange rate fluctuation	33,871
Movement in current year due to liquidation of the subsidiary	(5,015,958)
Balance as of December 31, 2012	8,842,239

The current year movement in ASC 740-10 liability of US$33,871 (2010: US$395,838, 2011: US$671,730), was due to the fluctuation of US$-RMB exchange rate, and therefore was recorded as other comprehensive income arising from the foreign currency translation. The remaining change of US$5,015,958 was recognized as a reduction of unrecognized tax benefits in the current year due to the liquidation of Henan Wanzhong Real Estate Co., Ltd. for which tax returns were filed based on the deemed profit method as discussed below.

The liability for unrecognized tax benefit relates to the application of the deemed profit method by the local tax authority of Zhengzhou city. During the years ended December 31, 2005 to 2010, in accordance with the provisions of the PRC tax law, the local tax authority of Zhengzhou City concluded that a deemed profit method is a preferred measure of income tax liability for companies in the real estate industry located in that province, including the PRC subsidiaries, than the statutory taxable income method.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Under the deemed profit method, the local tax authority levies income tax based on an arbitrary deemed profit ranging from 12% to 20% of total cash receipts of real estate property companies, rather than based on the statutory income tax rate on the adjusted taxable income, which was 33% for the years up to 2007 and 25% for 2008 and onwards. The PRC subsidiaries in that province had filed their tax returns based on the deemed profit method for the years ended December 31, 2009 and 2010. The local tax authority was entitled to re-evaluate prior years’ income taxes assessed under the deemed profit method, upon receipt of audited accounts or upon completion of specific development projects.

Although the local tax authority of Zhengzhou City has not indicated that it will re-evaluate prior years, the Group believes that the possibility exists for reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, potentially overturning the decision made by the local tax authority to apply the deemed profit method. Because of the uncertainty surrounding whether or not these tax years will be re-evaluated and the taxes adjusted, the difference between the taxes due based on taxable income calculated according to statutory taxable income method and the taxes due based on the deemed profit method has been recorded as an additional receivable or payable and has been included in unrecognized tax benefits. Management believes if the local tax authority of Zhengzhou City or a higher tax authority were to re-evaluate any of these tax years, the remaining PRC subsidiaries that have not been liquidated would be required to pay additional taxes due, based on the accumulated difference between the amounts paid under the deemed profit method and the amounts due under the PRC statutory taxable income method.

The entire unrecognized tax benefit, if ultimately recognized, will impact the effective tax rate. The Group anticipates new unrecognized tax benefits, related to tax positions similar to those giving rise to its existing unrecognized tax benefits, to originate after December 31, 2012. However, a reasonable estimate of the range of the possible increases related to similar positions originating after December 31, 2012 cannot be made at this time.

The PRC income tax returns for fiscal year 2006 through fiscal year 2012 remain open to potential examination. In addition, local tax authorities may exercise broad discretion in applying the tax law, thus potentially exposing the PRC subsidiaries to audits of tax years outside the general statute of limitations.

It is the Group’s continuing practice to recognize interest and penalties related to uncertain tax positions in interest expenses and other expenses, respectively. For the years ended December 31, 2010, 2011 and 2012, no interest and penalties have been recognized under ASC 740-10 as management believes that there will be no interest and penalties charged relating to a revaluation of a tax levy method ..

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

For the years ended December 31, 2010, 2011 and 2012, the Group has made full provision for LAT with respect to properties sold up to December 31, 2012 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

In the third quarter of 2010, the tax authorities of Jiangsu Province issued their interpretation of the definition of a “standard ordinary apartment”, for the purposes of LAT. The Company previously believed that all of the units in its projects met the definition of “standard ordinary apartment”. However, based on the interpretation, none of the units in its Jiangsu projects meet this definition. This interpretation differs from that adopted by other provinces in China. Thus, an exemption for LAT on profits up to 20% on “standard ordinary apartments” would not apply and the LAT rate for the Company’s projects in Jiangsu Province was increased from zero to 30% on those apartments. In light of Jiangsu Province’s interpretation, in the third quarter of 2010 the Company recognized a one-time charge of US$6.8 million to income tax expense and a US$6.8 million increase of income tax liabilities.

In the second quarter of 2010, one of Jiantou Xinyuan’s projects, Zhengzhou International City Garden II, completed an LAT settlement from local tax bureau. The settlement was based on deemed profit method of US$4.2 million, while the Company had accrued the tax liability based on actual revenue method of US$21.4 million. As of December 31, 2010 and 2011, the unsettled liability has been accrued and carried forward. In addition to Zhengzhou International City Garden II, the LAT of two other projects, Finance Square and International Plaza were also settled based on deemed profit method in prior years, which was approved by the local tax bureau. However, the deemed profit method deviates from the federal tax authority's regulation. As a result, an accrual of US$22.8 million for these three projects was recorded for the difference between deemed profit method and the federal tax authority's regulation.

On April 6, 2012, Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd., which developed International Plaza was liquidated (Note 22). During the liquidation process, the Zhengzhou branch of the federal tax bureau performed an assessment on the sufficiency of taxes paid, including LAT. There was no additional tax adjustment assessed by the Zhengzhou branch of the federal tax bureau and the Group received a tax clearance certificate confirming that there was no underpayment of taxes as of April 6, 2012. Based on the above, management performed a reassessment and concluded that the likelihood of the federal tax bureau overturning the deemed profit method approved by the local tax bureau is reasonably possible, and accordingly reversed the LAT liability accrued for these three projects totaling US$22.8 million as of June 30, 2012.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(d) Deferred tax

The tax effects of temporary differences that give rise to the Group’s net current deferred tax assets and liabilities as of December 31, 2011 and 2012 are as follows:

	December 31, 2011	December 31, 2012
	US$	US$
Current deferred tax assets:
Tax loss to be carried forward	126,295	—
Accruals and provisions	15,923,774	24,974,850
Impairment on Suzhou International City Garden project*	20,564,064	—
Valuation allowance for deferred tax assets*	(7,870,785)	—

Total current deferred tax assets	28,743,348	24,974,850

Current deferred tax liabilities:
Revenue recognized based on percentage of completion	(44,809,072)	(37,310,499)
Real estate properties accelerated cost deduction	(1,321,242)	(1,084,920)
Taxable temporary differences arise during the acquisition of Jiantou Xinyuan	(1,077,761)	(145,968)
Income tax on undistributed earnings of PRC subsidiaries	(3,680,000)	—
Others	(30,631)	(45,532)

Total current deferred tax liabilities	(50,918,706)	(38,586,919)

Net current deferred tax liabilities	(22,175,358)	(13,612,069)

*As of December 31, 2012, the pre-sale ratio of Suzhou International City Garden project has achieved 99.1% and the project has been substantially completed and delivered. Therefore, the related deferred tax assets and corresponding valuation allowance was reversed as of December 31, 2012.

The tax effects of temporary differences that give rise to the Group’s net long-term deferred tax assets and liabilities as of December 31, 2011 and 2012 are as follows:

	December 31, 2011	December 31, 2012
	US$	US$
Long-term deferred tax assets:
Accruals and provisions	708,419	495,336
Others	598,511	1,103,381

Total long-term deferred tax assets	1,306,930	1,598,717

Long-term deferred tax liabilities:
Income tax on undistributed earnings of PRC subsidiaries	—	(5,884,619)

Total long-term deferred tax liabilities	—	(5,884,619)

Net long-term deferred tax assets	1,306,930	(4,285,902)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Certain of the Company’s PRC subsidiaries have PRC tax net operating loss carry forwards of US$2.4 million (2011: US$0.1 million) which will expire in one to five years, if unutilized. Losses incurred in the U.S. maybe carry forward 20 years to offset taxable income in those years.

The Company did not provide for deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries as of December 31, 2010, as it was permanently reinvesting all of its PRC subsidiaries’ undistributed earnings to finance their future expansions and operations. During 2011 and 2012, the Company has considered its operational funding needs, future development initiatives and its dividend distribution plan and is permanently reinvesting all but US$36.8 million and US$58.8 million its PRC subsidiaries earnings as at December 31, 2011 and 2012 respectively. Accordingly, the Company accrued deferred income tax liabilities of US$3.68 million and US$5.88 million for the withholding tax liability associated with the distribution of retained earnings that are not permanently reinvested as at December 31, 2011 and 2012 respectively.

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

  13. Share-based compensation

As of December 31, 2012, the Company has two share-based compensation plans under which awards may be granted to both employees and non-employees, which are described below. Compensation cost of US$2,151,844 (2010: US$2,716,993, 2011: US$1,740,861) was charged against income comprising of general and administrative expenses of US$2,151,844 (2010: US$2,646,699, 2011: US$1,740,861) and the elimination of share of income in an equity investee of US$nil (2010: US$70,294, 2011: US$ nil) for those plans, with a corresponding credit to additional paid-in capital in the year ended December 31, 2012, of which, US$2,095,900 (2010: US$2,543,812, 2011: US$1,662,132) was related to the options granted to employees and US$55,944 (2010: US$173,181, 2011: US$78,729) was related to the options granted to non-employees. The compensation cost is regarded as a permanent difference for income tax purposes as the options were granted by the Company, which is registered in Cayman, a country free of tax. Hence, no tax benefit was recognized upon the compensation cost. The Company has a policy using authorized shares in the existing pool to satisfy any future exercise of share options.

2007 Equity Incentive Plan (the “Plan”)

On August 11, 2007, the Company granted share options to purchase up to 6,125,374 common shares to its directors and employees, at exercise prices ranging from US$0.0001 to US$2.50 per share. These options have a weighted average grant-date fair value of US$2.67 per option, and a total expected compensation cost, net of expected forfeitures, of US$15,564,801. These options have vesting periods based on length of service ranging from 10 to 60 months and will expire no later than August 10, 2017. These options are performance-based and did not begin vesting until the Company’s IPO was in effect. However, upon the effectiveness of the IPO, these awards had an immediate vesting of all shares that would have vested between the grant date and the effectiveness of the IPO.

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

On November 12, 2012, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 300,000 common shares to three independent directors, at an exercise price of US$1.64 per share. These options have a weighted average grant date fair value of US$0.62 per option and a total expected compensation cost, net of expected forfeitures, of US$187,063. These options have vesting periods based on length of service of 36 months and will expire no later than November 12, 2022.

On November 13, 2012, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 200,000 common shares to one independent director, at an exercise price of US$1.595 per share. These options have a weighted average grant date fair value of US$0.61 per option and a total expected compensation cost, net of expected forfeitures, of US$121,287. These options will have vesting periods based on length of service of 36 months and will expire no later than November 13, 2022.

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

In November 2010, Jiantou Xinyuan became a wholly-owned subsidiary (Note 7) and the non-employee consultant was transferred to employee status as he was recruited as an employee of the Group. There are no other share options issued to non-employee from August 11, 2007 to December 31, 2012. During the year ended December 31, 2010, adjustments were recorded to expenses in order to properly reflect the cumulative expense based on the then current fair value of the vested options over the vesting period.

For the year ended December 31, 2012, compensation cost of US$55,944 (2010: US$173,181; 2011: US$78,729) was charged against income for those options granted to non-employees under the Plan and the 2007 Plan.

Assumptions

The Company assumed the forfeiture ratios of 10% for non-executive employees and 0% for executives in arriving at the total compensation expense.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses the assumptions noted below.

	Options Granted in 2010 Under the 2007 Plan	Options Granted in 2011 Under the 2007 Plan	Options Granted in 2012 Under the 2007 Plan
Average risk-free rate of return	2.28%-2.47%	2.47%	1.04%
Expected term	5.75-6 Years	6 Years	6.46 Years
Volatility rate	49.8-50.4%	48.4%-50%	63.4%
Dividend yield	0%	0-5%	5%

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of U.S Treasury yield curve in effect at the time of grant. The expected life of options represents the period of time the granted options are expected to be outstanding. The Company had limited historical exercising pattern. Therefore, the expected life was estimated as the average of the contractual term and the vesting period. The dividend yield was based on the Company’s dividend distribution plan. The expected volatility was based on the historical daily stock price of the Company, annualized.

Share Option Activity

 The following table is a summary of the Company’s share option activity under the Plan (in US$, except shares):

Options under the Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding, January 1, 2012
0.0001 (exercise price)	76,095	0.0001	5.58	66,576
2.50 (exercise price)	687,884	2.5	5.58	—

Granted to employee	—	—	—	—
Exercised
0.0001 (exercise price)	76,095	0.0001	—	120,440

Expired	—	—	—	—
Forfeited/Cancelled
0.0001 (exercise price)	—	0.0001	4.58	—
2.50 (exercise price)	28,474	2.5	4.58	—

Outstanding, December 31, 2012
2.50 (exercise price)	659,410	2.5	4.58	—

Exercisable as at December 31, 2012
2.50 (exercise price)	659,410	2.5	4.58	—

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$1.77 per common share as of December 31, 2012 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2012. Total fair value of options vested during the year ended December 31, 2010, 2011 and 2012 was US$994,861, US$100,000, and US$252,778, respectively.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

As of December 31, 2012, there was US$ nil and US$ nil of total unrecognized compensation cost related to unvested share-based compensation arrangements granted to employees and non-employees, respectively, under the Plan. The cost is expected to be recognized using a straight-line method over a weighted-average period of 0 years.

The following table is a summary of the Company’s share option activity under the 2007 Plan (in US$, except shares):

Options Under the 2007 Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding, January 1, 2012
7.0 (exercise price)	810,566	7.00	5.83	—
2.975 (exercise price)	180,000	2.975	6.50	—
1.87 (exercise price)	500,000	1.87	7.25	—
1.8 (exercise price)	200,000	1.80	8.50	—
1.21 (exercise price)	6,900,000	1.21	8.95	—
1.365 (exercise price)	200,000	1.365	9.00	—
1.085 (exercise price)	100,000	1.085	9.50	—
0.945 (exercise price)	1,000,000	0.945	9.80	—

Granted
1.64 (exercise price)	300,000	1.64	9.87	39,000
1.595 (exercise price)	200,000	1.595	9.87	35,000

Exercised
1.21 (exercise price)	43,980	1.21	—	14,851
1.365 (exercise price)	33,500	1.365	—	4,690

Expired	—	—	—	—
Forfeited/Cancelled
1.21 (exercise price)	100,000	1.21	—	—
1.365 (exercise price)	166,500	1.365	—	—

Outstanding, December 31, 2012
7.0 (exercise price)	810,566	7.00	4.83	—
2.975 (exercise price)	180,000	2.975	5.50	—
1.87 (exercise price)	500,000	1.87	6.25	—
1.8 (exercise price)	200,000	1.80	7.50	—
1.21 (exercise price)	6,756,020	1.21	7.95	3,783,371
1.085 (exercise price)	100,000	1.085	8.50	68,500
0.945 (exercise price)	1,000,000	0.945	8.80	825,000
1.64 (exercise price)	300,000	1.64	9.87	39,000
1.595 (exercise price)	200,000	1.595	9.87	35,000

Exercisable as at December 31, 2012
7.0 (exercise price)	810,566	7.00	4.83	—
2.975 (exercise price)	180,000	2.975	5.50	—
1.87 (exercise price)	500,000	1.87	6.25	—
1.8 (exercise price)	182,857	1.80	7.50	—
1.21 (exercise price)	4,934,247	1.21	7.95	2,763,178
1.085 (exercise price)	52,778	1.085	8.50	36,153
0.945 (exercise price)	333,333	0.945	8.80	275,000
1.64 (exercise price)	16,667	1.64	9.87	2,167
1.595 (exercise price)	11,111	1.595	9.87	1,944

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

As of December 31, 2012, there was US$479,259 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees, under the 2007 Plan. The cost is expected to be recognized using a straight-line method over a weighted-average period of 2.56 years. Total fair value of options vested during the year ended December 31, 2010, 2011 and 2012 was US$1,481,711, US$1,643,899, and US$1,979,786, respectively.

  14. Other payables and accrued liabilities

The components of other payables and accrued liabilities are as follows:

	December 31, 2011	December 31, 2012
	US$	US$
Contract deposit	25,633,930	25,009,089
Accrued expense	10,893,610	14,070,704
Deed tax and maintenance fund withheld for customers	5,805,077	8,853,790
Bidding deposit	843,960	723,174
Welfare	1,758,094	1,524,935
Other tax payable	4,473,315	7,101,425
Others	1,562,509	7,438,276

Total	50,970,495	64,721,393

  15. Related party and employee transactions

(a) Amounts due from employees

	December 31, 2011	December 31, 2012
	US$	US$
Advances to employees	20,750	133,377

The balance represents cash advances to employees for traveling expenses and other expenses. The balances bear no interest and have no fixed payment terms.

(b) Others

For the year ended December 31, 2012, total directors’ remuneration paid amounted to US$3,078,519 (2010: US$990,309; 2011: US$2,261,501).

The Company entered into a consulting agreement with a consulting company that is beneficially owned by Yong Cui (“Dr. Cui”), one of the directors of the Company, in April 2005. Under this agreement, the consulting company agreed to provide certain financial consulting services to the Company. This consulting agreement was renewed in December 2006, under which the Company agreed to pay an annual fee of RMB240,000 or US$30,735. In February 2010, the Company renewed this consulting agreement, under which the Company agreed to pay an annual fee of RMB500,000 or US$77,382 at the then prevailing exchange rate. In January 2011, the consulting activities were expanded to include development of commercial real estate in China and residential real estate in the U.S. as well as to develop financing channels in Asia. The Company agreed to pay an annual fee of US$600,000 for these services from January 2011 forward pursuant to a contract entered into in April 2012, which was further amended in December 2012. Under this agreement, Dr. Cui was paid US$150,000 in 2011 and US$1,050,000 in 2012 for services performed in 2011 and 2012. As of December 31, 2011 and 2012, there were no balances due to Dr. Cui.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

The Company entered into a business development advisory services agreement with Karmen Equities Limited, of which Omer Ozden, one of the Group’s directors, is a minority shareholder in November 2011. The term of this agreement is six months with advisory fees based on an hourly rate; the agreement shall be automatically renewed for an additional six month period upon expiration on a continuous basis. During the year ended December 31, 2012, the Company paid Karmen Equities Limited US$88,874 (2011: US$ nil). There were no balances due to Karmen Equities Limited as of December 31, 2011 and 2012.

  16. Equity

(i) As at December 31, 2012 the Company’s authorized share capital was 500 million common shares, par value US$0.0001 per share (December 31, 2011: 500 million common shares).

(ii) During the year ended December 31, 2010, 187,734 options were exercised at US$0.0001 per share under the Plan.

(iii) In May 2010, the Forum Warrants were exercised and converted to 1,516,882 common shares at the price of US$0.01 per share (Note 10).

(iv) During the year ended December 31, 2011, 221,658 options were exercised at US$0.0001 per share under the Plan.

(v) On May 16, 2011, the Company announced a share repurchase program of up to US$10 million. During the year ended December 31, 2011, 7,543,530 common shares were repurchased at a total cost of US$7,958,841.

(vi) In June 2011, the Company distributed dividends to common shareholders of US$7,661,057.

(vii) During the year ended December 31, 2012, 76,095 options were exercised at US$0.0001 per share under the Plan.

(viii) During the year ended December 31, 2012, 43,980 options were exercised at US$1.21 per share under the 2007 Plan.

(ix) During the year ended December 31, 2012, 33,500 options were exercised at US$1.365 per share under the 2007 Plan.

(x) On June 19, 2012 the Company announced a new share repurchase program of up to US$20 million. During the year ended December 31, 2012, 4,091,650 common shares were repurchased at a total cost of US$5,708,281.

(xi) During the year ended December 31, 2012, the Company distributed dividends to common shareholders of US$8,769,530.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

  17. Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	December 31,
	2010	2011	2012
	US$	US$	US$
Numerator:
Net income	51,140,211	102,297,870	156,997,595
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders—basic and diluted	51,140,211	102,297,870	156,997,595
Denominator:
Number of shares outstanding, basic	152,577,960	151,314,945	144,258,862
Weighted average number of convertible notes	2,742,000	—	—
Weighted average number of stock options	77,395	—	472,152

Number of shares outstanding—diluted	155,397,355	151,314,945	144,731,014

Basic earnings per share	0.34	0.68	1.09

Diluted earnings per share	0.33	0.68	1.08

During the year ended December 31, 2012, 2,945,360 (2011: 7,060,214) stock options were excluded from the calculation of earnings per share because their effect would be anti-dilutive.

5,357,143 Warrants of FRNs were excluded from the calculation of earnings per share from January 1, 2010 through April 15, 2010, because their effect would be anti-dilutive.

  18. Segment reporting

The Group’s long-lived assets and revenue are mainly located in and derived from the PRC. Starting in 2012, a small portion of the Group’s long-lived assets and revenue are located in and derived from the United States. The Group considers that each of its individual property developments is a discrete operating segment. The Group has aggregated its segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offering, customers and market and regulatory environment. The Group’s reportable operating segments are comprised of Henan Province, Shandong Province, Jiangsu Province, Sichuan Province, Anhui Province and Beijing, in the PRC; and the United States.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

No single customer accounted for more than 10% of net sales for the year ended December 31 2010, 2011 and 2012.

Summary information by operating segment is as follows:

December 31, 2010	Henan	Shandong	Jiangsu	Anhui	Sichuan	Beijing	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	120,131,600	3,394,585	204,603,672	82,376	110,579,729	—	—	—	438,791,962
Real estate lease income	97,014	15,240	62,055	6,582	—	—	—	—	180,891
Other revenue	211,691	76,809	115,960	2,761	56,482	—	—	10,535,289	10,998,992

Total revenue	120,440,305	3,486,634	204,781,687	91,719	110,636,211	—	—	10,535,289	449,971,845
Cost of real estate sales	(79,671,781)	(3,260,993)	(150,325,460)	(5,212)	(92,365,779)	—	—	(77,531)	(325,706,756)
Cost of real estate lease income	(702,556)	(110,365)	(449,385)	(47,666)	—	—	—	—	(1,309,972)
Other costs	469,975	(490)	(333,632)	(2,122)	(26,997)	—	—	(7,542,562)	(7,435,828)

Total cost of revenue	(79,904,362)	(3,371,848)	(151,108,477)	(55,000)	(92,392,776)	—	—	(7,620,093)	(334,452,556)
Gross profit	40,535,943	114,786	53,673,210	36,719	18,243,435	—	—	2,915,196	115,519,289
Operating expenses	(15,651,485)	(1,132,792)	(7,037,123)	(411,485)	(3,340,810)	(80,349)	—	(5,278,541)	(32,932,585)

Operating income/(loss)	24,884,458	(1,018,006)	46,636,087	(374,766)	14,902,625	(80,349)	—	(2,363,345)	82,586,704
Interest income	1,134,581	132,697	479,665	2,918	159,318	66,830	—	242,147	2,218,156
Other income	2,352,607	—	—	—	—	—	—	28,430	2,381,037
Exchange gains	201,592	—	—	—	—	—	—	—	201,592
Change in fair value of warrant liability	—	—	—	—	—	—	—	841,560	841,560
Share of income in an entity investee	226,579	—	—	—	—	—	—	—	226,579
Income/(loss) before income taxes	28,799,817	(885,309)	47,115,752	(371,848)	15,061,943	(13,519)	—	(1,251,208)	88,455,628
Income tax expense	(11,158,923)	(1,552,197)	(19,085,355)	(699,910)	(4,314,291)	(35)	—	(522,663)	(37,333,374)

Net income/(loss)	17,640,894	(2,437,506)	28,030,397	(1,071,758)	10,747,652	(13,554)	—	(1,773,871)	51,122,254

Depreciation and amortization	1,034,452	178,127	1,018,937	70,546	221,059	34,053	—	180,549	2,737,723
Capital expenditure	—	287,779	365,612	—	—	238,968	—	88,835	981,194
Real estate property development completed	288,795	31,233	824,423	325,790	—	—	—	—	1,470,241
Real estate property under development (current)	263,594,606	205,680,349	168,662,723	—	72,647,638	—	—	—	710,585,316
Real estate property held for lease	8,504,572	1,983,736	8,461,811	925,852	—	—	—	—	19,875,971
Total long-lived assets	11,777,816	2,548,914	11,003,344	939,610	256,865	204,915	—	2,188,836	28,920,300
Total assets	464,403,931	172,819,504	267,307,884	10,688,870	153,472,671	13,264,423	—	22,008,043	1,103,965,326

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

December 31, 2011	Henan	Shandong	Jiangsu	Anhui	Sichuan	Beijing	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	266,055,131	60,790,709	227,448,951	330,902	118,755,900	—	—	—	673,381,593
Real estate lease income	2,607,441	181,042	45,597	—	—	—	—	—	2,834,080
Other revenue	342,865	4,063	128,181	850	33,607	—	—	10,782,957	11,292,523

Total revenue	269,005,437	60,975,814	227,622,729	331,752	118,789,507	—	—	10,782,957	687,508,196
Cost of real estate sales	(171,351,063)	(48,476,077)	(168,148,014)	(62,957)	(89,102,687)	—	—	—	(477,140,798)
Cost of real estate lease income	(492,447)	(118,519)	(470,876)	(49,945)	—	—	—	—	(1,131,787)
Other costs	(40,865)	—	(120,300)	(8,809)	(26,455)	—	—	(9,307,785)	(9,504,214)

Total cost of revenue	(171,884,375)	(48,594,596)	(168,739,190)	(121,711)	(89,129,142)	—		(9,307,785)	(487,776,799)
Gross profit	97,121,062	12,381,218	58,883,539	210,041	29,660,365	—	—	1,475,172	199,731,397
Operating expenses	(21,784,890)	(3,279,303)	(7,927,609)	(76,597)	(3,387,604)	(1,529,271)	—	(5,454,150)	(43,439,424)

Operating income/(loss)	75,336,172	9,101,915	50,955,930	133,444	26,272,761	(1,529,271)		(3,978,978)	156,291,973
Interest income	4,216,641	326,579	381,103	246	202,459	96,920	—	69,972	5,293,920
Exchange gains	56,725	—	—	—	—	—	—	—	56,725

Income/(loss) before income taxes	79,609,538	9,428,494	51,337,033	133,690	26,475,220	(1,432,351)	—	(3,909,006)	161,642,618
Income tax expense	(33,322,951)	(2,346,751)	(15,947,960)	(67,007)	(6,530,367)	(823)	—	(421,630)	(58,637,489)

Net income/(loss)	46,286,587	7,081,743	35,389,073	66,683	19,944,853	(1,433,174)	—	(4,330,636)	103,005,129

Depreciation and amortization	1,510,923	182,878	631,267	59,167	64,740	42,334		9,523	2,500,832
Capital expenditure	118,024	35,020	25,792	232	9,914	796,041	—	179,063	1,164,086
Real estate property development completed	5,040,848	665,899	777,695	290,699	—	—	—	—	6,775,141
Real estate property under development (current)	310,705,133	197,255,151	220,478,957	—	33,432,150	—	—	—	761,871,391
Real estate property held for lease	7,830,238	1,348,478	8,425,868	921,920	—	—	—	—	18,526,504
Total long-lived assets	10,995,939	2,571,597	8,774,859	923,748	190,311	893,349	—	1,613,592	25,963,395
Total assets	685,397,504	202,903,110	304,969,620	10,241,454	145,895,377	12,963,386	—	28,243,175	1,390,613,626

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

December 31, 2012	Henan	Shandong	Jiangsu	Anhui	Sichuan	Beijing	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$

Net real estate sales	409,866,785	139,120,620	255,431,799	52,228	85,372,969	—	8,204,121	—	898,048,522
Real estate lease income	1,776,271	118,666	12,990	—	—	—	—	1,345,841	3,253,768
Other revenue	835,807	123,393	150,424	—	459,455	—	—	11,927,183	13,496,262

Total revenue	412,478,863	139,362,679	255,595,213	52,228	85,832,424	—	8,204,121	13,273,024	914,798,552
Cost of real estate sales	(255,731,299)	(112,010,770)	(176,713,055)	—	(61,137,449)	—	(6,158,800)	181,210	(611,570,163)
Cost of real estate lease income	(772,434)	(104,900)	(614,454)	(51,124)	—	—	—	—	(1,542,912)
Other costs	(5,209,999)	(9,713)	(4,670,571)	(44)	(46,410)	—	(475,005)	(11,238,453)	(21,650,195)

Total cost of revenue	(261,713,732)	(112,125,383)	(181,998,080)	(51,168)	(61,183,859)	—	(6,633,805)	(11,057,243)	(634,763,270)
Gross profit	150,765,131	27,237,296	73,597,133	1,060	24,648,565	—	1,570,316	2,215,781	280,035,282
Operating expenses	(25,485,569)	(4,401,606)	(10,056,381)	(10,856)	(2,537,960)	(2,133,432)	(852,184)	(11,293,434)	(56,771,422)

Operating income/(loss)	125,279,562	22,835,690	63,540,752	(9,796)	22,110,605	(2,133,432)	718,132	(9,077,653)	223,263,860
Interest income	7,435,582	589,441	369,546	373	156,911	418,608	3,643	44,522	9,018,626

Income/(loss) before income taxes	132,715,144	23,425,131	63,910,298	(9,423)	22,267,516	(1,714,824)	721,775	(9,033,131)	232,282,486
Income tax expense	(38,363,911)	(5,566,143)	(22,921,285)	(57,467)	(5,349,292)	(133,390)	(257,547)	(1,525,592)	(74,174,627)

Net income/(loss)	94,351,233	17,858,988	40,989,013	(66,890)	16,918,224	(1,848,214)	464,228	(10,558,723)	158,107,859

Depreciation and amortization	912,925	125,461	719,846	52,009	43,883	202,340	—	456,804	2,513,268
Capital expenditure	293,152	15,492	6,942	—	1,267	1,803	—	56,600	375,256
Real estate property held for sale	—	—	—	—	—	—	11,191,200	—	11,191,200
Real estate property development completed	164,777	972,064	587,535	278,549	1,155,433	—	—	—	3,158,358
Real estate property under development (current)	200,523,505	162,469,632	131,597,689	—	2,044,599	170,596,964	55,587,073	—	722,819,462
Real estate property held for lease	7,559,206	1,706,272	12,351,171	872,834	—	—	—	714,343	23,203,826
Total long-lived assets	20,685,992	1,877,073	12,645,923	873,314	127,070	1,012,336	—	2,816,194	40,037,902
Total assets	738,660,051	272,876,033	306,297,716	9,831,898	114,816,678	23,168,302	30,147,475	70,582,453	1,566,380,606

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

  19. Commitments and contingencies

The Group leases certain of its office properties under non-cancellable operating lease arrangements. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases, and the terms of the leases do not contain rent escalation, or contingent rent, renewal, or purchase options. There are no restrictions placed upon the Group by entering into these leases.

Commitments

Operating lease commitments

As of December 31, 2012, the Group had the following operating lease obligations falling due:

Amount
US$
2013	2,278,474
2014	2,120,722
2015	2,091,688
2016	290,071
2017 and thereafter	196,849

Total	6,977,804

Other commitments

On October 23, 2012, the Group entered into a capital lease agreement to purchase a corporate aircraft, which is expected to be delivered in June 2013, upon which the capital lease will commence. As of the capital lease commencement date, the Group will measure a capital lease asset and capital lease obligation at an amount equal to the present value of the minimum lease payments during the lease term, excluding the portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) as well as any profit thereon.

As of December 31, 2012, the Company is contractually committed to pay the following amounts:

Amount
US$
2013	3,385,678
2014	4,514,238
2015	4,514,238
2016	4,514,238
2017 and thereafter	19,185,510

Total	36,113,902

As of December 31, 2012, the Group had outstanding commitments with respect to non-cancelable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
Due within 1 year	226,778,420

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Contingencies

As at December 31, 2012, the Group provided guarantees of US$951,053,313 (2011: US$709,489,907), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the bank and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the date of grant of the relevant mortgage loan and ends upon issuance of real estate ownership certificate which will generally be available within six to twelve months after the purchaser takes possession of the relevant property. The Group paid US$95,563, US$41,793, and US$273,987 to satisfy guarantee obligations related to customer defaults for the years ended December 2010, 2011 and 2012, respectively.

The fair value of the guarantees is not significantly different than the net realizable value of the properties and the management considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore no provision has been made for the guarantees.

In the prior years, the Company has settled the LAT for three of its projects based on the deemed profit method, which was approved by the local tax bureau. It is reasonably possible that in future periods, the federal tax bureau may conclude that the deemed profit method used by the Company in settling LAT for these three projects is not appropriate. The estimated amount for this contingency is US$22.8 million. See Note 12(c) for details.

  20. Concentration of risk

The Group’s operations are conducted mainly in the PRC. Starting in 2012, a small portion of the Group’s operations is conducted in the United States. Accordingly, the Group’s business, financial condition and results of operations is primarily influenced by the political, economic and legal environments in the PRC and by the general state of the PRC economy.

The Group’s operations in the PRC are subject to special considerations and significant risks. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

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

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a 24.1% appreciation of the RMB against the US$ from July 21, 2005 to December 31, 2012.

Additionally, the value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

The Group uses various suppliers and sells to a wide range of customers. All the homebuyers who signed seller-financed contracts are subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via the Group’s management reporting procedures. The Group provides longer payment terms, ranging between six months to two years to particular home buyers after applying strict credit requirements based on the Group’s credit policy. There is no concentration of credit risk with respect to receivables as the Group has a large number of seller-financed customers. The Group does not have a significant exposure to any individual debtor.

In addition, no single supplier or customer accounted for more than 10% of revenue or project expenditures for the years ended December 31, 2010, 2011 and 2012.

  21. Accumulated other comprehensive income

The movement of accumulated other comprehensive income is as follows:

Foreign currency translation adjustments

Balance as of January 1, 2010	36,655,229
Other comprehensive income	14,793,091
Balance as of December 31, 2010	51,448,320
Other comprehensive income	28,410,852
Balance as of December 31, 2011	79,859,172
Other comprehensive income	2,140,848
Balance as of December 31, 2012	82,000,020

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

  22. Non-controlling interest

A reconciliation of the carrying amounts of Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd is as follows:

	December 31, 2011		December 31, 2012
	Group	Non-controlling interests	Group	Non-controlling interests
Beginning balance	398,072	367,451	1,204,118	1,111,494
Net income	766,197	707,259	1,202,787	1,110,264
Transactions with owners acting in their capacity as owners	—	—	—	—
Other comprehensive income	39,849	36,784	10,361	9,564
Distribution to non-controlling interest shareholders	—	—	(2,417,266)	(2,231,322)

Ending balance	1,204,118	1,111,494	—	—

On April 6, 2012, Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd was liquidated. Gain from liquidation of this subsidiary amounted to US$2,033,766 in 2012.

  23. Subsequent events

At the end of 2012, the Company was considering and continues to consider outbound investment as a potential means of funding the development project in Brooklyn, New York. Accordingly, one of the Company's subsidiaries, Henan Xinyuan Real Estate Co., Ltd. has applied for approval for up to US$100 million in outbound investment which would permit Henan Xinyuan to acquire up to 99% of the outstanding shares of XIN Group Development Inc. from Xinyuan International Property Investment Co., Ltd. should the Company decide to pursue this financing approach. As of April 3, 2013, the application had been approved by Zhengzhou Municipal Bureau of Commerce and Henan Provincial Commerce Department and is pending approving by the Economic and Commercial Counselor’s Office of the Embassy of the People’s Republic of China in the United States of America.

On April 15, 2010, the Company entered into a securities purchase agreement with Forum Asian Realty Income II, L.P., pursuant to which the Company issued to Forum a guaranteed senior secured note in the aggregate principal amount of US$40,000,000 due April 15, 2013. The Secured Note bears interest at 15.6% per annum payable semi-annually. The Company repaid the Secured Note before the due date and there was no penalty associated with the early repayment.

  24. Condensed financial information of the Company

The condensed financial statements of Xinyuan Real Estate Co., Ltd. (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$356,622,317 as of December 31, 2012 (2011:US$340,579,209).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Condensed Balance Sheets

	Year ended December 31
	2011	2012
	US$	US$

ASSETS

Current assets
Cash and cash equivalents	8,516,544	3,761,752

Other current assets	3,167	—
Due from a subsidiary	281,467,371	295,060,868
Total current assets	289,987,082	298,822,620

Other assets	750,743	202,490
Investments in subsidiaries	410,994,746	585,865,093

TOTAL ASSETS	701,732,571	884,890,203

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank loan	25,000,000	25,000,000
PRC income tax payable	13,388	13,388
PRC other tax payable	902,190	902,190
Other payable and accrued liabilities	1,167,502	1,372,348
Other long-term debt due within one year	313,300	41,063,780

Total current liabilities	27,396,380	68,351,706

Other long-term debt	39,708,981	—
Long term bank loans	—	35,000,000

Total liabilities	67,105,361	103,351,706

Shareholders’ equity
Common shares, $0.0001 par value:
Authorized—500,000,000 shares, issued and outstanding—141,938,398 shares for 2012 (2011: 145,863,676 shares)	15,341	15,358
Treasury shares	(7,958,841)	(13,667,122)
Additional paid-in capital	509,713,488	511,964,127
Retained earnings	132,857,222	283,226,134

Total shareholders’ equity	634,627,210	781,538,497

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	701,732,571	884,890,203

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

Condensed Statements of Comprehensive Income

	Year ended December 31
	2010	2011	2012
	US$	US$	US$
Sales tax	(330,904)	(3,104)	—

General and administrative expenses	(1,098,624)	(2,360,042)	(4,422,692)

Operating loss	(1,429,528)	(2,363,146)	(4,422,693)
Interest expense	(8,497,106)	(8,022,254)	(9,243,078)
Interest income	130,128	6,818	722
Change in fair value of warrant liability	841,560	—	—
Equity in profit of subsidiaries, net	60,388,873	112,676,827	170,662,644

Income from operations before income taxes	51,433,927	102,298,245	156,997,595
Income taxes	(293,716)	(375)	—

Net income attributable to common shareholders	51,140,211	102,297,870	156,997,595

Other comprehensive income, net of tax
Foreign currency translation adjustments	14,793,091	28,410,852	2,140,848

Comprehensive income attributable to shareholders	65,933,302	130,708,722	159,138,443

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts stated in US$, except for number of shares data)

  Condensed Statements of Cash Flows

	Year ended December 31
	2010	2011	2012
	US$	US$	US$
Cash flows from operating activities:
Net income	51,140,211	102,297,870	156,997,595
Adjustment to reconcile net income to net cash provided by operating activities:
Equity in profit of subsidiaries, net	(60,388,873)	(112,676,827)	(170,662,644)
Depreciation and amortization	—	319,779	—
Accretion of long-term debt	—	1,021,368	1,024,166
Change in fair value of warrant liability	(841,560)	—	—
Stock based compensation expense	—	38,382	84,988

Changes in operating assets and liabilities:
Other receivables	(2,792)	(3,137)	—
Other assets	508,595	348,766	551,420
Income tax payable	(829,790)	375	—
Other tax payable	222,476	(24,116)	—
Other payable and accrued liabilities	(1,175,084)	864,636	204,846
Accrued interest	(5,812,765)	(514,226)	17,333

Net cash used in operating activities	(5,554,052)	(8,327,130)	(11,782,296)

Cash flows from financing activities:
Changes in due from a subsidiary	73,204,741	7,458,606	(13,593,497)
Proceeds from short-term debt	—	25,000,000	25,000,000
Repayments of short-term bank loans	—	—	(25,000,000)
Proceeds from other long-term debt	10,000,000	—	35,000,000
Repayment of other debt	(77,954,175)	—	—
Purchase of treasury shares	—	(7,958,841)	(5,708,281)
Dividends to shareholders	—	(7,661,057)	(8,769,530)
Proceeds from issuance of common shares	15,188	22	98,812

Net cash provided by financing activities	5,265,754	16,838,730	7,027,504

Net (decrease)/ increase in cash and cash equivalents	(288,298)	8,511,600	(4,754,792)
Cash and cash equivalents, at the beginning of the year	293,242	4,944	8,516,544

Cash and cash equivalents, at end of the period	4,944	8,516,544	3,761,752
SUPPLEMENTARY INFORMATION OF NON-CASH FINANCING ACTIVITIES
Non-cash repayment of other debt	30,000,000	—	—

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

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323 “Investment-Equity Method and Joint Ventures” (“ASC 323”). Such investment is presented on the balance sheet as “Investments in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in profit of subsidiaries, net” on the condensed statements of comprehensive income.

The subsidiaries did not pay any dividends to the Company for the periods presented.

(b) Related party transactions

As of December 31, 2011 and 2012, the Company has US$281,467,371 and US$295,060,868 due from a subsidiary. These amounts reflect intercompany loans from the Company to Xinyuan (China) Real Estate, Ltd. (“WFOE”), a wholly-owned subsidiary of the Company. While intercompany loans have no fixed payments terms, the Company has a legally enforceable right to demand payment and the WFOE has the ability to repay the outstanding balance on demand.

The Company entered into a consulting agreement with a consulting company that is beneficially owned by Yong Cui (“Dr. Cui”), one of the directors of the Company, in April 2005. Under this agreement, the consulting company agreed to provide certain financial consulting services to the Company. This consulting agreement was renewed in December 2006, under which the Company agreed to pay an annual fee of RMB240,000 or US$30,735. In February 2010, the Company renewed this consulting agreement, under which the Company agreed to pay an annual fee of RMB500,000 or US$77,382 at the then prevailing exchange rate. In January 2011, the consulting activities were expanded to include development of commercial real estate in China and residential real estate in the U.S. as well as to develop financing channels in Asia. The Company agreed to pay an annual fee of US$600,000 for these services from January 2011 forward pursuant to a contract entered into in April 2012, which was further amended in December 2012. Under this agreement, Dr. Cui was paid US$1,050,000 in 2012 for services performed in 2011 and 2012. As of December 31, 2011 and 2012, there were no balances due to Dr. Cui.

The Company entered into a business development advisory services agreement with Karmen Equities Limited, of which Omer Ozden, one of the Group’s directors, is a minority shareholder in November 2011. The term of this agreement is six months with advisory fees basely on hourly rate; the agreement shall be automatically renewed for an additional six month period upon expiration on a continuous basis. During the year ended December 31, 2012, the Company paid Karmen Equities Limited US$88,874 (2011: US$ nil). There were no balances due to Karmen Equities Limited as of December 31, 2011 and 2012.

(c) Commitments

The Company does not have significant commitments or long-term obligations as of the period end presented.

EXHIBITS INDEX

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

1.2	Amendment to Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.5 from our Form 6-K (File No. 001-33863 ) filed with the SEC on December 10, 2009)

2.1	Deposit Agreement, dated as of December 11, 2007, among Xinyuan Real Estate Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and holders of American Depositary Shares (incorporated by reference to Exhibit 2.5 from Amendment No. 1. to our annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)

4.1	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.2	2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.3	Amended and Restated shareholders agreement, dated as of October 31, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd., Xinyuan Real Estate Co., Ltd. and, to the extent set forth herein, Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.4	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.5	Form of employment agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.6	Form of confidentiality and non-competition agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.7*	English Summary of the Capital Lease Agreement dated as of October 23, 2012, by and among Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd. and Henan Xinyuan Real Estate Co., Ltd. (Original Language: Chinese)

4.8*

English Summary of the Guarantee Agreement dated as of October 23, 2012, by and among Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd., Xinyuan (China) Real Estate, Ltd. and Henan Xinyuan Real Estate Co., Ltd. (Original Language: Chinese)

8.1*	Subsidiaries of Xinyuan Real Estate Co., Ltd.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Ernst & Young Hua Ming LLP

101**	The following materials from Xinyuan Real Estate Co., Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012 formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Consolidated Statement of Operations, (ii) the Condensed Consolidated Balance Sheet, (iii) the Condensed Consolidated Statement of Stockholders’ Equity, (iv) the Condensed Consolidated Statement of Cash Flows, and (v) Notes to the Condensed Consolidated Financial Statements. In accordance with Rule 406T of Regulation S-T, the XBRL related information shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be part of any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing

*	Filed with this Annual Report on Form 20-F

**	As permitted by Rule 405 (a)(2) of Regulation S-T, this Exhibit will be filed by amendment to this form 20-F within 30 days from the date of this filing.