Form 20-F/A
period 2012-12-31
Xinyuan Real Estate Co., Ltd.
filed 2013-05-13
CIK 1398453

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

We are filing this Amendment No. 1 on Form 20-F/A to our annual report on Form 20-F for the fiscal year ended December 31, 2012 which was originally filed with the Securities and Exchange Commission on April 15, 2013, for the sole purpose of furnishing the Interactive Data File as Exhibit 101.

No other changes have been made to the Form 20-F. This Amendment does not reflect events that have occurred after the April 15, 2013 filing date of the annual report on Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Tom Gurnee
Name:	Tom Gurnee
Title:	Chief Financial Officer

Date: May 13, 2013

EXHIBIT INDEX

Exhibit	Description
101*	The following materials from Xinyuan Real Estate Co., Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2012 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Changes in Shareholders' Equity, and (v) Notes to the Consolidated Financial Statements

*	The XBRL related information shall not be deemed filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under that Section, and shall not be part of any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.