Form 20-F
period 2013-12-31
Xinyuan Real Estate Co., Ltd.
filed 2014-04-25
CIK 1398453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2013.

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

Helen Zhang

Xinyuan Real Estate Co., Ltd.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report ______________common shares, par value US$0.0001 per share, as of December 31, 2013.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes     ☐      No     ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes     ☐      No     ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes     ☒      No     ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).Yes     ☒      No     ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

ii

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our,” “the Group” or “Xinyuan” refers to Xinyuan Real Estate Co., Ltd., its predecessor entities and its subsidiaries;

•	“shares” or “common shares” refers to our common shares, par value US$0.0001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents two common shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this Form 20-F only, Taiwan, Hong Kong and Macau;

•	“GFA” refers to gross floor area. The amounts for “total GFA” in this annual report are the amounts of total saleable residential and commercial GFA and are derived on the following basis:

•	for properties that are sold, the stated GFA is based on the sales contracts relating to such property; GFA may be adjusted based on final examination upon delivery of the property;

o	for unsold properties that are completed or under construction, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and

o	for properties that are under planning, the stated GFA is based on the land grant contract and our internal projection;

•	“RMB” or “Renminbi” refers to the legal currency of China and “US$” or “U.S. dollars” refers to the legal currency of the United States; and

•	“sq.m” refers to square meters used as unit of area.

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

Facts and statistics in this annual report relating to China, the Chinese economy and the China property development industry are sourced from various publicly available government and official sources, as indicated herein. We believe that the sources of this information are appropriate sources for such information. However, we cannot independently verify any of such information.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013 and as of December 31, 2012 and 2013. Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. Since 2012, we have expanded to the U.S. market through our subsidiaries in the U.S. The functional currency of our U.S. subsidiaries is the U.S. dollar. The financial statements of our PRC subsidiaries are translated into U.S. dollars, using published exchange rates in China, based on (i) year-end exchange rates for assets and liabilities and (ii) average yearly exchange rates for revenues and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all. See “ITEM 3. KEY INFORMATION-A. Selected Financial Data-Exchange Rate Information.

Our common shares are traded on the New York Stock Exchange, or the NYSE, in the form of ADS under the symbol “XIN.” Each ADS represents two common shares. The closing price of our ADSs on the NYSE as of April 21, 2014 was $4.61 per ADS.

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

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. However, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements. Among the important factors to consider in evaluating our forward-looking statements are:

•	our ability to continue to implement our business model successfully;

•	our ability to secure adequate financing for our project development;

•	our ability to successfully sell or complete our property projects under construction and planning;

•	our ability to enter into new geographic markets and expand our operations;

•	the marketing and sales ability of our third-party sales agents;

•	the performance of our third party contractors;

•	laws, regulations and policies relating to real estate developers and the real estate industry in China and, to the extent we expand operations into other countries, such as the U.S., the laws, regulations and policies of such countries;

•	our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations;

•	competition from other real estate developers;

•	the growth of the real estate industry in China, particularly Tier II and Tier III cities, and in our targeted areas in the U.S., and

•	fluctuations in general economic and business conditions in China and, to the extent we expand operations into other countries, such as the U.S., the conditions in such countries.

You should read thoroughly this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance, including the risks outlined under “Item 3. Key Information - D. Risk Factors”. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income and other financial data for the years ended December 31, 2011, 2012 and 2013, other than the earnings per ADS data, and the consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements which are included elsewhere in this annual report. Our audited consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except for changes in operating subsidiaries, our consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

Our selected consolidated statements of comprehensive income data for the years ended December 31, 2009 and 2010 and our selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements not included in this annual report.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Years ended December 31,
	2009	2010	2011	2012	2013
	US$	US$	US$	US$	US$
	(in thousands except share, per share and per ADS data)
Consolidated Statements of Comprehensive Income
Total revenue	448,984	449,972	687,508	914,799	897,738
Total costs of revenue	(359,739)	(334,453)	(487,777)	(634,763)	(598,740)
Selling and distribution expenses	(11,443)	(10,724)	(16,209)	(17,942)	(20,724)
General and administrative expenses	(22,215)	(22,209)	(27,231)	(38,829)	(64,498)
Operating income	55,587	82,586	156,292	223,265	213,776
Net income	42,419	51,123	103,005	158,108	126,356
Net loss/(income) attributable to non-controlling interest	-	18	(707)	(1,110)	-
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	42,419	51,141	102,298	156,998	126,356
Earnings per share
-Basic	0.28	0.34	0.68	1.09	0.87
-Diluted	0.26	0.33	0.68	1.08	0.85
Shares used in computation
-Basic	151,252,815	152,577,960	151,314,945	144,258,862	145,733,028
-Diluted	160,871,387	155,397,355	151,314,945	144,731,014	149,464,556
Earnings per ADS(1)
-Basic	0.56	0.68	1.36	2.18	1.74
-Diluted	0.52	0.66	1.36	2.17	1.70

(1) Earnings per ADS are calculated based on each ADS representing two common shares.

	Years ended December 31,
	2009	2010	2011	2012	2013
	US$	US$	US$	US$	US$
Cash dividends declared per ADS	-	-	0.10	0.16	0.20

	Years ended December 31,
	2009	2010	2011	2012	2013
Other Operating Data
Number of projects launched	-	3	4	1	4
Aggregate GFA delivered(1) (m2)	1,591,132	291,686	521,223	512,988	940,005

(1) Delivery occurs when we have obtained all the completion acceptance certificates required by the PRC government in respect of the apartment and delivers full access to the apartment, such as the keys, to the buyer.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2009, 2010, 2011, 2012 and 2013:

	As of December 31,
	2009	2010	2011	2012	2013
	US$	US$	US$	US$	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Balance Sheet Data(1)
Cash and cash equivalents	157,800	213,326	319,218	496,205	587,119
Restricted cash	40,240	82,305	168,384	145,730	250,098
Deposits for land use rights	-	-	-	44,547	297,389
Real estate property under development(2)	560,590	710,585	761,871	722,819	932,519
Total current assets	849,357	1,075,045	1,364,650	1,526,343	2,244,528
Total assets	881,782	1,103,965	1,390,614	1,566,381	2,382,100
Total current liabilities	369,098	463,747	627,860	735,115	807,373
Long-term bank loans	53,015	70,213	73,482	35,000	32,804
Other long-term debt	-	38,688	39,709	-	536,943
Common shares	15,148	15,319	15,341	15,358	15,828
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	446,912	517,798	634,627	781,538	952,636

(1) Financial information for PRC subsidiaries is first prepared in RMB and then translated into U.S. dollars for assets and liabilities at the year-end exchange rate and, for revenues and expenses at the yearly average exchange rate. The rates used are set forth in the table below. Capital accounts are translated at their historical exchange rates when the transactions occurred.

	As of and for the Year Ended December 31,
	2009	2010	2011	2012	2013
Period-end US$: RMB exchange rate	6.8282	6.6227	6.3009	6.2855	6.0969
Period average US$: RMB exchange rate	6.8311	6.7704	6.4614	6.3124	6.1956

As of April 18, 2014, the US$: RMB exchange rate was 6.2240.

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

	Noon Buying Rate(1)
	Period End	Average(2)	Low	High
	(RMB Per US$1.00)
Year
2009	6.8259	6.8295	6.8176	6.8470
2010	6.6000	6.7603	6.6000	6.8330
2011	6.2939	6.7693	6.2939	6.6017
2012	6.2301	6.3093	6.2221	6.3449
2013	6.0537	6.1412	6.0537	6.2438

Month
October 2013	6.0943	6.1032	6.0815	6.1209
November 2013	6.0922	6.0929	6.0903	6.0993
December 2013	6.0537	6.0738	6.0537	6.0927
January 2014	6.0590	6.0509	6.0402	6.0600
February 2014	6.1448	6.0816	6.0591	6.1448
March 2014	6.2164	6.1729	6.1183	6.2273
April 2014 (through April 18, 2014)	6.2240	6.2121	6.1966	6.2240

(1) The noon buying rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

(2) Annual averages are calculated by averaging the exchange rates on the last business day of each month or the elapsed portion thereof during the relevant year-long period. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

Our business is sensitive to the current global economic crisis. A severe or prolonged downturn in the global economy could materially and adversely affect our revenues and results of operations.

Despite improved global market and economic conditions and reduced short-term risks, the global economy is expected to remain subdued, and recovery is only mild in 2013. Continued concerns about the systemic impact of potential long-term and wide-spread recessions, energy costs, geopolitical issues, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for economic growth around the world.

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

We are a holding company that depends on dividend payments from our subsidiaries for funding

We are a holding company established in the Cayman Islands and operate most of our business and operations through our subsidiaries in China. Therefore, our ability to pay dividends to our shareholders and to service our indebtedness outside of China depends significantly upon dividends that we receive from our subsidiaries in China. To the extent our U.S. operation continues to grow, we may in the future also depend on dividends from our U.S. subsidiaries. If our subsidiaries incur indebtedness or losses, such indebtedness or losses may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness will be restricted. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reaches 50.0% of its respective registered capital. As of December 31, 2013, our statutory reserves amounted to US$68.5 million. Our statutory reserves are not distributable as cash dividends. Dividends paid by the PRC subsidiaries may also be subject to PRC withholding tax. In addition, restrictive covenants in bank credit facilities, other long-term debt agreements, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to make contributions to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

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

Since 2003, PRC commercial banks have been prohibited, under the guidelines of the PBOC, from advancing loans to fund the payment of land use rights. We generate significant cash flow through pre-sales, which are subject to government restrictions. In particular, PRC regulations on the pre-sales of properties generally provide that the proceeds from the pre-sales of a real estate project may only be used for the construction of such project. Any additional potential government restrictions on pre-sales could significantly increase our financing needs. Moreover, our ability to move cash through inter-company transfers or transfer funds from onshore subsidiaries to our offshore parent company is limited by PRC government regulations, which limits our ability to use excess cash resources in one subsidiary to fund the obligations of another subsidiary or our offshore parent company. In addition, reserve requirement applicable to PRC commercial banks generally limit, and any increases in such reserve requirements could further limit, the amount of commercial bank credit available to businesses in China, including us.

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

As of December 31, 2013, our contractual obligations amounted to US$1,428.6 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. Of this amount, US$577.2 million was due within one year.

There can be no assurance that our internally generated cash flow and external financing will be sufficient for us to meet our contractual and financing obligations in a timely manner. Due to the current measures imposed (as well as other measures that may be imposed by the PRC government in the future) which limit our access to additional capital, as well as restrictions imposed on our conduct under existing debt arrangements, we cannot assure you that we will be able to obtain sufficient funding to finance intended purchases of land use rights, develop future projects or meet other capital needs as and when required at a commercially reasonable cost or at all. Our failure to obtain adequate financing in a timely manner and on reasonable terms could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our obligations and (2) affect our cash flow, liquidity, financial performance and condition.

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

While our primary focus continues to be residential real estate markets in the Tier II and Tier III cities in China, in 2012 we expanded to the U.S. market and have opportunistically secured three real estate properties. Two of these projects are acquired for resale and the other one is a residential real estate development project in Williamsburg, Brooklyn, New York (named “New York Oosten”). We are in the early stage of expanding into the U.S. and there can be no assurance that we will be able to succeed in the U.S. market. We have limited experience in the U.S. real estate market and may not be able to develop and implement an effective property development process appropriate for the U.S. market. In addition, given our limited experience in the U.S. market, it may be difficult for us to accurately forecast our future revenues and expenses related to existing and future projects in the U.S. Our ability to locate appropriate future projects in the U.S. and generate future revenues from such projects may require us to expend significant capital and management resources.

In addition, our ability to develop a successful U.S. property developments business will depend on a number of factors outside of our control, including the status of the U.S. economy in general and in our target markets, consumer confidence levels, unemployment levels, interest rates and the ability of potential purchasers to obtain mortgage financing. Future increase in interest rates, decreased availability of mortgage financing or of certain mortgage programs, higher down payment requirements or increased monthly mortgage costs may lead to reduced demand by potential purchasers for any properties we may develop in the U.S. Moreover, for the New York Oosten project, according to local laws and regulations, pre-sale proceeds before units title conveyance cannot be used to finance project construction, We plan to finance its development through internal funds and bank loans, causing us to utilize more of our own funds to undertake larger construction debt obligation and to bear higher borrowing costs.

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

Since the second half of 2012, we have developed a new model to acquire land through direct negotiation with local governments prior to land auctions in response to local governments' need for funding undeveloped land preparation. Under the direct negotiation model, we enter into a framework cooperation agreement with the local government, pursuant to which we provide land planning advice to the local government with respect to a particular piece of undeveloped land that the government plans to develop. Based on the government's land development plan, the underlying land may be divided into several tranches to be developed on a tranche by tranche basis. Following the government's development plan, we will provide funding in terms of advance payments to the government for land preparation of a particular tranche approximately three to six months before the land auction for that tranche. The advance payment usually ranges from 20% to 50% of the estimated opening auction price. The final disposition of the tranche occurs through public auction. Pursuant to the framework cooperation agreement, if we successfully acquire the land through the auction, the advance payment will become part of the land transfer payment. If we fail to acquire the land, we will be refunded the advance payment with an annual interest rate of approximately 10% to 12%. We believe that under the direct negotiation model, we are often in better position to identify and undertake initial planning with respect to targeted parcels as a result of direct involvement in and interaction with the government regarding the development stage of undeveloped lands. During 2012 and 2013, we entered into three and two framework cooperation agreements, respectively, with local governments relating to prospective land parcel planning and preparation, pursuant to which we paid advances in the aggregate amount of US$44.5 million and US$333.1 million. These advances have been or will be transferred to land cost through our success in auction bids. As of December 31, 2013, we chose not to participate in the bidding for one parcel of land in Jiangsu Province through this negotiated land acquisition model; the advance payment and related interest of US$28.6 million were refunded to us, and a total of US$92.3 million of advance payments related to the remaining land parcels successfully acquired were transferred to land cost.

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

We rely on third-party contractors.

Substantially all of our project construction and related work are outsourced to third-party contractors. We are exposed to risks that the performance of our contractors may not meet our level of standards or specifications. Negligence, delay or poor work quality by contractors may result in defects in our buildings or residential units, which could in turn cause us to suffer financial losses, harm our reputation or expose us to third-party claims. If the performance of any third party contractor is not satisfactory or is delayed, we may need to replace such contractor or take other actions to remedy the situation, which could adversely affect the cost and construction progress of our projects. Moreover, the completion of our property developments may be delayed. In addition, we work with multiple contractors on different projects and we cannot guarantee that we can effectively monitor their work at all times. Although our construction and other contracts contain provisions designed to protect us, we may be unable to successfully enforce these rights and, even if we are able to successfully enforce these rights, the third-party contractors may not have sufficient financial resources to compensate us. Moreover, the contractors may undertake projects from other property developers, engage in risky undertakings or encounter financial or other difficulties, such as supply shortages, labor disputes or work accidents, which may cause delays in the completion of our property projects or increases in our costs. For the year ended December 31, 2012, we experienced three projects’ late delivery caused by contractors' failure to meet with applicable quality standards and incurred US$9.9 million in compensation to our customers. For the year ended December 31, 2013, we additionally incurred US$1.6 million in compensation to our customers for one late delivery project from 2012; no other projects experienced late delivery in 2013.

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

Under PRC laws and regulations and our pre-sale contracts, we are required to compensate purchasers for late delivery of or failure to complete our pre-sold units. If the delay extends beyond the contractually specified period, the purchasers may become entitled to terminate the pre-sale contracts and claim damages. In 2012, we experienced late delivery of three projects and had to pay compensation to customers as a result. We also incurred additional customer compensation expenses in 2013 with respect to one of the 2012 late delivery projects.

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

We derive the majority of our revenue from the sale of properties that we have developed. Our results of operations tend to fluctuate from period to period due to a combination of factors, including the overall schedule of our property development projects, the timing of the sale of properties that we have developed, the size of our land bank, our revenue recognition policies and changes in costs and expenses, such as land acquisition and construction costs. The number of properties that we can develop or complete during any particular period is limited due to the size of our land bank, the substantial capital required for land acquisition and construction, as well as the development periods required before positive cash flows may be generated. We recognize our real estate revenue based on the full accrual method and the percentage of completion method, both of which require us to estimate total costs and revenue which may be reviewed or revised periodically and may result in changes from period to period. In addition, several properties that we have developed or that are under development are large scale and developed in multiple phases over the course of one to several years. The selling prices of the residential units in larger scale property developments tend to change over time, which may impact our sales proceeds and, accordingly, our revenues for any given period.

The recognition of our real estate revenue and costs is dependent upon our estimation of our total project revenue and costs.

We recognize our real estate revenue based on the full accrual method and the percentage of completion method depending on the estimated project construction period and timing of collection of sales prices. See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - Critical Accounting Policies.” Under both methods, revenue and costs are calculated based on an estimation of total project costs and total project revenues, which are revised on a regular basis as the work progresses. Any material deviation between actual and estimated total project revenues and costs may result in an increase, a reduction or an elimination of reported revenues or costs from period to period, which will affect our gross profit and net income.

We face risks related to our back-to-back loans.

Since expanding our operations into the U.S. market in 2012, we became and will continue to be in increasing need for U.S. dollar financings with respect to project developments and future expansions. We currently satisfy our U.S. dollar denominated financing through four ways: dividends distributions from our PRC subsidiaries, which are subject to 10% withholding tax payment, back-to-back loan arrangements, high yield bond issuances and construction loan financings from U.S. local banks. Under back-to-back loan arrangements, our PRC subsidiaries make deposits denominated in RMB into banks in China as collateral to request the banks in China to issue standby letters denominated in U.S. dollars in the same amount as the RMB collateral to their outbound branches, and our project companies outside the PRC enter into loans denominated in U.S. dollars with such outbound branches in the same amount specified in such standby letters. Although the Chinese government currently does not have significant restrictions on this type of transaction, any change in laws or regulations to restrict or forbid back-to-back loan transactions in the future may adversely affect our non-PRC companies' financing. In addition, we are exposed to the foreign exchange control risks under the current back-to-back loan model, which may adversely affect our business condition and results of operation.

We are subject to certain restrictive covenants and risks normally associated with debt financing which may limit our ability to take certain corporate actions, including incurring additional debt, which could materially and adversely affect our business and financial condition.

We are subject to certain restrictive covenants in our loan agreements with certain commercial banks. Certain loan agreements contain covenants providing that, among other matters, we or our relevant PRC operating subsidiaries may not enter into mergers, joint ventures or restructurings, decrease our registered share capital, transfer material assets, including shares of subsidiaries, engage in material investments, liquidate, change our shareholding, or distribute dividends without the relevant lenders’ prior written consent or unless we fully settle the outstanding amounts under the relevant loan agreements. In addition, certain of our loan agreements contain cross default clauses. If any cross default occurs, these banks are entitled to accelerate payment of all or any part of the loan under their relevant loan agreements and to enforce all or any of the security for such loans. Future bank borrowings may contain similar restrictions or cross-default provisions.

Our outstanding debt securities also contain certain financial and other covenants that restrict our ability to take other corporate actions. The indentures for our 13.25% Senior Notes issued in May 2013 (the “May 2018 Senior Secured Notes”) and our 13% Senior Notes issued in December 2013 (the “June 2019 Senior Secured Notes”) contain covenants that, among others, restrict our and our restricted subsidiaries (as defined in the relevant indenture) to incur additional debt or issue preferred stock, to made certain payments or investments, to pay dividends to purchase or redeem capital stock, sell assets, or make certain other payments, subject to certain qualifications and exemptions and satisfaction of certain conditions. Our Convertible Note issued in September 2013 contains similar restrictions.

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

In addition, our obligations under the May 2018 Senior Secured Notes, the June 2019 Senior Secured Notes and the Convertible Note are guaranteed by various of our subsidiaries and secured by a pledge of our shares in our wholly-owned subsidiary, Xinyuan Real Estate, Ltd., or Xinyuan Ltd, which indirectly holds all of our assets and operations in China. If we default under any of the Notes, the holders thereof may enforce their claims against those shares. In such an event, the holders of the Notes could gain ownership of the shares of Xinyuan Ltd., and, as a result, own and control all of our subsidiaries in China. We conduct substantially all of our operations in China, and if we default under any of the Notes, we could lose control or ownership of our assets and operations in China.

We rely on our key management members.

We depend on the services provided by key management members. Competition for management talent is intense in the property development sector. In particular, we are highly dependent on Mr. Yong Zhang, our founder and Chairman, Mr. Xinqi Wang, our Chief Executive Officer, Mr. Yong Cui, our President, Ms. Yinfei Hao, our Director and Executive Vice President, and Ms. Helen Zhang, our Interim Chief Financial Officer. We do not maintain key employee insurance. In the event that we lose the services of any key management member, we may be unable to identify and recruit suitable successors in a timely manner or at all, which will adversely affect our business and operations. Moreover, we may need to employ and retain more management personnel to support an expansion into other Tier II and Tier III cities on a much larger geographical scale as well as our expansion in the U.S. If we cannot attract and retain suitable personnel, especially at the management level, our business and future growth will be adversely affected.

We provide guarantees for the mortgage loans of our customers which expose us to risks of default by our customers.

We pre-sell properties before actual completion and, in accordance with industry practice, our customers’ mortgage banks require us to guarantee our customers’ mortgage loans. Typically, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total mortgage loan amount until the completion of the registration of the mortgage with the relevant mortgage registration authorities, which generally occurs within six to 12 months after the purchasers take possession of the relevant properties. In line with what we believe to be industry practice, we rely on the credit evaluation conducted by mortgagee banks and do not conduct our own independent credit checks on our customers. The mortgagee banks typically require us to maintain, as restricted cash, up to 10% of the mortgage proceeds paid to us as security for our obligations under such guarantees. If a purchaser defaults on its payment obligations during the term of our guarantee, the mortgagee bank may deduct the delinquent mortgage payment from the security deposit. If the delinquent mortgage payments exceed the security deposit, the banks may require us to pay the excess amount. If multiple purchasers default on their payment obligations, we will be required to make significant payments to the banks to satisfy our guarantee obligations. Factors such as a significant decrease in housing prices, increase in interest rates or the occurrence of natural catastrophes, among others, could result in a purchaser defaulting on its mortgage payment obligations. If we are unable to resell the properties underlying defaulted mortgages on a timely basis or at prices higher than the amounts of our guarantees and related expenses, we will suffer financial losses. We paid US$41,793, US$273,987 and US$359,551 to satisfy guarantee obligations related to customer defaults for the years ended December 31, 2011, 2012 and 2013.

As of December 31, 2012 and 2013, our outstanding guarantees in respect of our customers’ mortgage loans amounted to US$951.1 million and US$1,137.9 million respectively. If substantial defaults by our customers occur and we are called upon to honor our guarantees, our financial condition, cash flow and results of operations will be materially adversely affected.

Our level of indebtedness could have an adverse effect on our financial condition, diminish our ability to raise additional capital to fund our operations and limit our ability to explore business opportunities.

As of December 31, 2013, the outstanding balance of our total indebtedness amounted to US$811.0 million. Our level of indebtedness could have an adverse effect on us. For example, it could:

•	require us to dedicate a large portion of our cash flow from operations to fund payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	increase our vulnerability to adverse general economic or industry conditions;

•	limit our flexibility in planning for, or relating to, changes in our business or the industry in which we operate;

•	limit our ability to raise additional debt or equity capital in the future or increase the cost of such funding;

•	restrict us from making strategic acquisitions or exploring business opportunities; and

•	make it more difficult for us to satisfy our obligations with respect to our debt.

Our financing costs are subject to changes in interest rates.

The rates of interest payable on our long-term bank loans are adjustable based on the range of 95% to 120% of the PBOC benchmark rate, which fluctuates from time to time. The PBOC benchmark rate for a one year loan stands at 6.00% as of July 6, 2012. As of December 31, 2013, the principal amount of our aggregate outstanding variable rate debt was US$85.8 million. A hypothetical 1% increase in annual interest rates would increase our interest expenses by US$0.9 million based on our debt level at December 31, 2013. In connection with our expansion in to the U.S. beginning in 2012, we anticipate entering into U.S. dollar denominated loans in the future, which will subject us to additional interest rate fluctuation risks, including fluctuations of London Interbank Offered Rate, or LIBOR.

We are subject to potential environmental liability.

We are subject to a variety of laws and regulations concerning the protection of health and the environment. The particular environmental laws and regulations that apply to any given development site vary significantly according to the site’s location and environmental condition, the present and former uses of the site and the nature of the adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs and can prohibit or severely restrict project development activity in environmentally-sensitive regions or areas. Although the environmental investigations conducted by local environmental authorities have not revealed any environmental liability that we believe would have a material adverse effect on our business, financial condition or results of operations to date, it is possible that these investigations did not reveal all environmental liabilities and that there are material environmental liabilities of which we are unaware. We cannot assure you that future environmental investigations will not reveal material environmental liability. Also, we cannot assure you that the PRC or U.S. government will not change the existing laws and regulations or impose additional or stricter laws or regulations, the compliance of which may cause us to incur significant capital expenditure. See “ITEM 4. INFORMATION ON THE COMPANY-B. Business Overview-Environmental Matters.”

Our business expansion and business diversification requires proper allocation of our management resources and qualified employees.

In 2012, we embarked on four new residential development projects in China, including our first development project in the satellite area of Beijing. We also began to hold and manage our first retail project, Xinyuan Priority Lifestyle Shopping Center, located in Zhengzhou, Henan Province. In addition, we expanded our operations into the U.S. market, including a development project in New York, and two resale projects in Reno, Nevada and Irvine, California. As of December 31, 2013, we also completed our acquisition of 100% of the equity interest in Jiangsu Jiajing Real Estate Co., Ltd (“Jiangsu Jiajing”), for the purpose of acquiring land and residential real estate construction in progress thereon by Jiangsu Jiajing in Kunshan. This is the first land acquisition done through equity investment by the Group for the past three years. These newly developed projects, with more diversified business focuses in terms of market regions and types of business, demand proper allocation of our management resources. If our management fails to satisfy these increased demands, we may not be able to carry out our business expansion and project development successfully. In addition, if we are unable to recruit or retain a sufficient number of qualified employees for the continuation and expansion of our business, our business and prospects may be adversely affected.

We may fail to obtain or maintain, or may experience material delays in obtaining, necessary government approvals for any major property development, which will adversely affect our business.

The real estate industry is strictly regulated by the PRC government. Property developers in China must abide by various laws and regulations, including implementation rules promulgated by local governments to enforce these laws and regulations. Before commencing, and during the course of, development of a property project, we need to apply for or renew various licenses, permits, certificates and approvals, including but not limited to, land use rights certificates, construction site planning permits, construction work planning permits, construction permits, pre-sale permits and completion acceptance certificates. We need to satisfy various requirements to obtain these approval certificates and permits, and to meet specific conditions in order for the government authorities to renew relevant approval certificates and permits. To date, we have not encountered serious delays or difficulties in the process of applying for or renewing these approval certificates and permits, but we cannot guarantee that we will not encounter serious delays or difficulties in the future. In the event that we fail to obtain the necessary governmental approvals for any of our major property projects, or a serious delay occurs in the government’s examination and approval progress, we may not be able to maintain our development schedule and our business and cash flows may be adversely affected.

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

As of December 31, 2013, we had approximately 47,109 square meters of retail investment properties in Zhengzhou province, in China and we had properties held for sale in Nevada approximately 17 acres and in California approximately 1,414 square meters in the U.S. We anticipate that we may prudently and gradually increase our retail and commercial investment properties as appropriate opportunities arise in the future. Any form of real estate investment is difficult to liquidate and, as a result, our ability to sell our properties in response to changing economic, financial and investment conditions is limited. In addition, we may also need to incur capital expenditures to manage and maintain our properties, or to correct defects or make improvements to these properties before selling them. We cannot assure you that we can obtain financing at a reasonable cost for such expenditures, or at all.

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

From time to time, we have engaged and may consider engaging in joint ventures with other businesses to develop a property. Any joint venture that we determine to pursue will be accompanied by a number of risks. We may not be in a position to exercise sole decision-making authority regarding the joint ventures. We may not be able to control the quality of products produced by the joint venture. Depending on the terms of the joint venture agreement, we may require the consent of our joint venture partners for the joint venture to take certain actions, such as making distributions to the partners. A joint venture partner may encounter financial difficulties and become unable to meet obligations with regards to funding of the joint venture. In addition, our joint venture partners and the joint venture themselves may hold different views or have different interests from ours, and therefore may compete in the same market with us, in which case our interest and future development may be materially adversely affected.

Any future acquisitions could expose us to unforeseen risks or place additional strain on the management and other resources.

In October 2013, we completed our acquisition of Jiangsu Jiajing for the purposes of acquiring land and residential real estate construction in progress thereon by Jiangsu Jiajing in Kunshan. As part of our business strategy, we regularly evaluate investments in, or acquisitions of, subsidiaries, joint ventures, and we expect that we will continue to make such investments and acquisitions in the future. Any potential future acquisition may be accompanied by a number of risks, including risks relating to the evolving legal landscape in China. An acquired business may underperform relative to expectations or may expose us to unexpected liabilities. In addition, the integration of any acquisition could require substantial management attention and resources. If we were unable to successfully manage the integration and ongoing operations, or hire and retain additional personnel necessary for the running of the expanded business, the results of our operations and financial performance could be adversely affected.

Our failure to successfully manage our business expansion, would have a material adverse effect on our results of operations and prospects.

Acquisitions may result in the incurrence and inheritance of debts and other liabilities, assumption of potential legal liabilities in respect of the acquired businesses, and incurrence of impairment charges related to goodwill and other intangible assets, any of which could harm our businesses, financial condition and results of operations. In particular, if any of the acquired businesses fails to perform as we expect, we may be required to recognize a significant impairment charge, which may materially and adversely affect our businesses, financial condition and results of operations. As a result, there can be no assurance that we will be able to achieve the strategic purpose of any acquisition, the desired level of operational integration or our investment return target.

Our expansion has created, and will continue to place, substantial demand on our resources. Managing our growth and integrating the acquired businesses will require us to, among other things:

•	comply with the laws, regulations and policies applicable to the acquired businesses, including obtaining timely approval for the real estate construction as required under the PRC law;

•	maintain adequate control on our business expansion to prevent, among other things, project delays or cost overruns;

•	manage relationships with employees, customers and business partners during the course of our business expansion;

•	attract, train and motivate members of our management and qualified workforce to support successful business expansion;

•	access debt, equity or other capital resources to fund our business expansion, which may divert financial resources otherwise available for other purposes;

•	divert significant management attention and resources from our other businesses; and

•	strengthen our operational, financial and management controls, particularly those of our newly acquired subsidiaries, to maintain the reliability of our reporting processes.

Any difficulty meeting the foregoing or similar requirements could significantly delay or otherwise constrain our ability to implement our expansion plans, or result in failure to achieve the expected benefits of the combination or acquisition or write-offs of acquired assets or investments, which in turn would limit our ability to increase operational efficiency, reduce costs or otherwise strengthen our market position. Failure to obtain the intended economic benefits from the business expansion could adversely affect our business, financial condition, results of operations and prospects. In addition, we may also experience mixed results from our expansion plans in the short term.

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

We acquire property for development through bidding, auctions and listing procedures held by the government or through acquisitions from third parties. Some of the property we acquire from the government may have been made available through expropriation. On January 21, 2011, the PRC State Council issued the Regulations on the Expropriation of Buildings on State-owned Land and Compensation , which provides that government entities at the city and county level are responsible for overseeing housing expropriation and compensation within their respective administrative regions. The regulations mandate that a compensation agreement be entered into between the relevant housing expropriation department and the entities or individuals whose houses have been expropriated addressing, among others things, the mode of payment and the amount of compensation, the period of payment, the removal expenses, temporary placement or transitional housing expenses, losses from the closure of business operations, the time period within which the entities or individuals must vacate the expropriated premises, the type of transitional accommodation and the period of transition. The compensation payable may not be less than the market value of property of a similar nature as of the date when the expropriation notice was issued. Under the regulations, property developers are prohibited from participating in the relocation arrangements. Given the fact that the completion of the relocation procedures is the condition precedent for the relevant PRC governmental authorities to grant land use rights, any failure of the PRC governmental authorities in handling the relocation issues may cause substantial delays in the granting process of land use rights. If we cannot obtain the land use rights from the relevant governmental authorities in time, our development plan may be delayed and we hence may not be able to complete the development and sell the property according to plan. This will, in turn, adversely affect our business operations.

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

We have obtained completion acceptance certificates for all of our completed properties as of December 31, 2013. However, we cannot be certain that local government authorities will not determine that the total constructed GFA upon completion of our existing projects under development or any future property developments exceed the relevant authorized GFA. Any such non-compliance could lead to additional payments or penalty, which would adversely affect our financial condition. We have not materially incurred any such payments or penalties since the founding of our company.

We may not be able to continue obtaining qualification certificates, which will adversely affect our business.

Real estate developers in the PRC must obtain a formal qualification certificate in order to carry on a property development business in the PRC. According to the PRC regulations on qualification of property developers issued in 2000, a newly established property developer must first apply for a temporary qualification certificate with a one-year validity, which can be renewed for not more than two years. If, however, the newly established property developer fails to commence a property development project within the one-year period during which the temporary qualification certificate is in effect, it will not be allowed to renew its temporary qualification certificate. All qualification certificates are subject to renewal on an annual basis. Under government regulations, developers must fulfill all statutory requirements before they may obtain or renew their qualification certificates. In accordance with the provisions of the rules on the administration of qualifications, the real estate developer qualifications are classified into four classes and the approval system for each class is tiered. A real estate developer may only engage in the development and sale of real estate within the scope of its qualification certificate. For instance, a Class I developer is not restricted to the scale of real estate projects to be developed and may undertake real estate development projects anywhere in the country, while a Class II or below developer may undertake projects with a gross area of less than 250,000 square meters per project and the specific scope of business must be as confirmed by the local construction authority. See “ITEM 4. INFORMATION ON THE COMPANY-B. Business Overview-Regulation-Regulations on Qualifications of Developer.”

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

Based on the levy method applied by the Zhengzhou local tax bureau before 2011, our subsidiaries in Zhengzhou were paying corporate income tax, or CIT, on a deemed profit basis, where taxable income was deemed to be 15% of cash receipts, regardless of actual income generated in that year. The local tax authorities may challenge our basis as compared to the actual income basis. Accordingly, we may be subject to CIT on our actual taxable income for the years prior to 2011 and CIT settlement with deemed method of Zhengzhou Modern City project in 2013. We have made provision for the full amount of applicable CIT calculated in accordance with the relevant PRC tax laws and regulations, but we paid CIT each year as required by the local tax authorities. We cannot guarantee that we will not be required to pay additional taxes in accordance with the PRC tax laws and regulations or that our accrued deferred tax liabilities will be sufficient to cover any additional CIT payments we will be required to pay in the future with respect to past financial periods.

Dividends we receive from our PRC subsidiaries located in the PRC may be subject to PRC withholding tax.

The PRC Corporate Income Tax Law, or the CIT Law, and the Implementation for the CIT Law issued by the PRC State Council became effective as of January 1, 2008. The CIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the Implementation for the CIT Law . We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our PRC subsidiaries. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered a “non-resident enterprise” under the CIT Law. If we are required under the CIT Law to pay income tax for any dividends we receive from our PRC subsidiaries, it will materially and adversely affect the amount of dividends received by us from our PRC subsidiaries.

We may be deemed a PRC resident enterprise under the CIT Law and be subject to the PRC taxation on our worldwide income.

The CIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for the CIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Under the Notice on the Issues Regarding Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria , which was retroactively effective as of January 1, 2008, an overseas incorporated, domestically-controlled enterprise will be recognized as a PRC resident enterprise if it satisfies certain conditions. However, it is still unclear whether PRC tax authorities would require us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new CIT Law to a PRC resident recipient.

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

According to PRC laws and local regulations, we are required to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agents for the benefit of all our employees. Since the PRC Social Insurance Law came into effect on July 1, 2011, the legal framework regulating employee social insurance has been further strengthened. Currently, we pay statutory employee benefits based on the contribution ratio stipulated by local governments and also accrue provisions for unpaid employee benefits based on relevant central government regulations. We may be required by the relevant PRC authorities to pay the unpaid employee benefits within a designated period. We cannot be certain that such accrued amounts will be sufficient to meet any additional employee benefit payments that we are required to make in the future.

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

On February 26, 2013, the General Office of the State Council announced the Notice on Continuing to Improve the Regulation and Control of the Real Estate Market , which, among others, provides the following requirements: (i) limitations on the purchase of commodity properties must be strictly implemented, and the scope of such limitations must cover all newly constructed commodity properties and second-hand properties located within the entire administrative area of the city in question; (ii) for those cities with excessive growth in housing prices, the local counterparts of the PBOC may further increase down payment ratios and interest rates for loans to purchase second properties in accordance with the price control policies and targets of the corresponding local governments; (iii) the gains generated from the sale of a self-owned property shall be subject to individual income tax at a rate of 20%, if the original value of such property can be verified through historical information such as tax filings and property registration.

As of December 31, 2013, echoing the notice of General Office of the State Council, Guangzhou, Beijing, Shanghai, Chongqing and Shenzhen and other major cities in the PRC have promulgated, respectively, local implementing policies, which among others, reiterated the requirements regarding: (i) limitations on the purchase of properties within the local region; (ii) stabilizing price increases of local properties; (iii) strictly implementing policies on down payment ratios and interest rates for loans to purchase second properties and prohibiting providing loans to purchase third properties; and (iv) particularly in Beijing, strict enforcement of individual income tax collection on the gains generated from the sale of a self-owned property.

Given that the price of housing has continued to increase in major cities in 2013, it is possible that the government agencies may adopt further measures to implement the policies outlined above. The full effect of these policies on the real estate industry and our business will depend in large part on the implementation and interpretation of the circulars by governmental agencies, local governments and banks involved in the real estate industry.

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

In July 2006, the MOHURD, the NDRC, the PBOC, the State Administration for Industry and Commerce, or the SAIC, and the State Administration of Foreign Exchange, or the SAFE, issued Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market , which impose significant requirements on foreign investment in the PRC real estate sector. For instance, these opinions set forth requirements of registered capital of a foreign invested real estate enterprise as well as thresholds for a foreign invested real estate enterprise to borrow domestic or overseas loans. In addition, since June 2007, a foreign invested real estate enterprise approved by local authorities is required to file such approvals with the MOFCOM or its provincial branches. We cannot assure you that any foreign invested real estate enterprise that we establish, or whose registered capital we increase, will be able to complete the filing with the MOFCOM or its provincial branches.

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

The circulars issued by the PRC State Council and related measures taken by local governments and banks have restricted and may continue to restrict the ability of purchasers to qualify for or obtain mortgage financing. Since January 26, 2011, for a household purchasing a second residential household property with mortgage financing, the down payment must be at least 60% of the purchase price and the interest rate for the mortgage on such property must be at least 1.1 times the benchmark interest rate. The notice of the General Office of the State Council promulgated on February 26, 2013 authorized local counterparts of the PBOC to further increase down payment ratios and interest rates for loans to purchase second properties in accordance with the price control policies and targets of the corresponding local governments. For instance, on April 7, 2013, Beijing promulgated new rules regarding housing fund loans, which increased the minimum down payment to 70% of the purchase price for a household purchasing a second residential household property with housing fund loans. We cannot predict how long these policies will continue or what other action, if any, the banks in cities in which we operate may take.

In addition, under existing regulations, mortgagee banks may not lend to any individual borrower if the monthly repayment of the anticipated mortgage loan would exceed 50% of the individual borrower’s monthly income or if the total debt service of the individual borrower would exceed 55% of such individual’s monthly income. In 2013, PRC banks tightened the conditions on which mortgage loans are extended to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. We monitor our homebuyers’ outstanding mortgage loans on an ongoing basis via our management reporting procedures and took the position that contracts with underlying mortgage loans with processing periods exceeding one year cannot be recognized as revenue under the percentage of completion method. As a result, we reversed contracted sales of the amounts related to apartments of which mortgage loans with processing periods exceeding one year when recognizing revenue under the percentage of completion method.

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

On October 21, 2005, the SAFE issued the Circular of the SAFE on Relevant Issues Concerning Foreign Exchange Administration for Financing and Round-Trip Investment Undertaken by Domestic Residents Through Overseas Special-Purpose Vehicles , or the Circular No. 75, requiring PRC residents to register with the local SAFE branch before establishing or acquiring control of any company outside of China for the purposes of financing such offshore company to acquire assets or equity interests in a PRC company. Once such a special purpose vehicle, or SPV, undergoes major changes in capital (including overseas equity or convertible bonds financing), PRC residents must make an application for the registration of such change within 30 days of the occurrence of the event. On November 19, 2012, the SAFE issued the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the Circular No. 59, which took effect on December 17, 2012 and provides that PRC residents can set up offshore SPVs before obtaining SAFE registration. Circular No. 59 also exempts from the Circular No. 75 registration requirements, onshore foreign invested enterprises, or FIEs, set up by offshore companies controlled by PRC residents, where the offshore company was not set up primarily as a financing vehicle for round-trip investments (e.g., those that have undertaken standard overseas investments and operations, but then incidentally made a re-investment back onshore). Circular No. 59 makes registration possible for those round-trip SPVs that should have but failed to register as required by Circular No. 75 but indicates that the SAFE will penalize such offenders; such penalties can be severe, including a fine amounting to a certain percentage of all funds remitted by the onshore subsidiary to the SPV after November 1, 2005, and possible criminal prosecution. Additionally, as a result of uncertainty concerning the reconciliation of these notices with other approval or registration requirements, it remains unclear how these notices, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We believe that all of our shareholders who were PRC citizens or residents at the time of our initial public offering completed their required registrations with the SAFE in accordance with Circular No. 75 prior to, and immediately after, the completion of our initial public offering. As a publicly traded company in the U.S., we may not at all times know of the identities of all of our beneficial owners who are PRC citizens or residents, and we may have little control over either our present or prospective direct or indirect PRC resident beneficial owners or the outcome of such registration procedures. We cannot assure that the SAFE registrations of our present beneficial owners or future beneficial owners who are PRC citizens or residents have been or will be amended to reflect, among others, the shareholding information or equity investments required by the Circular No. 75 and Circular No. 59 at all times. The failure or inability of these PRC resident beneficial owners to comply with applicable SAFE registration requirements may subject us to the sanctions described above, including sanctions which may impede our ability to contribute the additional capital from our proceeds of any future offerings to our PRC subsidiaries, and our PRC subsidiaries' ability to pay dividends or distribute profits to us.

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

In February 2012, the SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies , or the Stock Option Notice, which replaced the previous Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan of Overseas-Listed Company promulgated by the SAFE on March 28, 2007. Under the Stock Option Notice, if a PRC resident participates in any employee stock incentive plan of an overseas listed company, a qualified domestic PRC agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such individual, an application with the SAFE or its local counterpart to obtain approval for an annual allowance with respect to the foreign exchange in connection with the stock holding or share option exercises. Concurrently, the qualified domestic PRC agent or the PRC subsidiary must also obtain approval from the SAFE or its local counterpart to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon the sale of shares, any dividends issued on the stock and any other income or expenditures approved by the SAFE or its local counterpart. If we, or any of these persons mentioned above, fail to comply with the relevant rules or requirements, we may be subject to penalties, and may become subject to more stringent review and approval processes with respect to our foreign exchange activities, such as our PRC subsidiaries’ dividend payment to us or borrowing foreign currency loans, all of which may adversely affect our business and financial condition.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, or SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not subject to regular inspections by the PCAOB.

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

We may be adversely affected by the proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. Accordingly, the sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. The accounting firms can also further appeal the final decision of the SEC through the federal appellate courts. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the six month suspension from practicing before the SEC in the initial administrative law decision. We may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

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

We may require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of our property developments, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities. On September 19, 2013, we issued 12,000,000 common shares, as well as a Convertible Note with a principal amount of approximately US$75 million, to TPG Asia VI SF. Pte. Ltd. (“TPG Asia”). The note is convertible into our common shares at an initial conversion rate of US$3.00 per common share, subject to certain adjustments. Sales of additional equity securities and conversion of this note could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations, including our ability to pay dividends or redeem stock. We cannot guarantee that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or common shares in the public market, or the perception that such sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2013, we had 156,012,492 common shares outstanding, including 87,742,718 common shares represented by 43,871,359 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining common shares outstanding are available for sale, subject to any volume and other restrictions as applicable under Rule 144 under the Securities Act. TPG Asia holds 12,000,000 of our outstanding common shares. TPG Asia is also the holder of approximately US$75 million agreement principal amount of a convertible note, which is convertible into our common shares at an initial conversion rate of US$3.00 per common share, subject to certain adjustments. We have filed a resale registration statement covering the resale in the United States of ADS representing the common shares issued to TPG Asia and the common shares issuable upon conversion of the convertible note held by TPG Asia. To the extent that common shares are sold into the market, the market price of our ADSs could decline.

The interests of our major shareholders may not be aligned with the interests of our other shareholders.

As of December 31, 2013, Mr. Yong Zhang, Chairman of our board of directors, together with his spouse, Ms. Yuyan Yang, also a board member, beneficially owned 36.25% of our share capital. As of December 31, 2013, TPG Asia beneficially owned 20.24% of our share capital (including shares issuable upon conversion of the Convertible Note). Accordingly, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership by our major shareholders may result in actions being taken even if opposed by our other shareholders. In addition, it may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

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

We are a foreign private issuer with the meaning of the rules under the Exchange Act, as such we are exempt from certain provisions applicable to US domestic public company.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are application to US domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current report on Form 8-K;

•	the section of the Exchange Act regulating the solicitation of proxies, consents or authorizations respect of a security registered under the Exchange Act;

•	the section of the Exchange Act requiring directors, officers and 10% holders to file public reporting of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the selective disclosure rules under Regulation FD restricting issuers from selectively disclosing material nonpublic information.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. We publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less frequent compared to that required to be filed with the SEC by US domestic issuers.

We are a “foreign private issuer” for purposes of the New York Stock Exchange corporate governance requirements, as a result of which public investors may not have as much protections as they would if we were a US domestic public company.

As a foreign private issuer, we may rely on home country corporate governance practices instead of certain of the New York Stock Exchange corporate governance requirements. We are incorporated under the laws of the Cayman Islands; under Cayman Island law we are not required to adopt or maintain certain of the New York Stock Exchange corporate governance rules. This includes the New York Stock Exchange requirements that:

•	a majority of our board of directors consist of independent directors;

•	our compensation committee be composed entirely of independent directors;

•	our governance and nominating committee be composed entirely of independent directors;

•	our shareholders approve the adoption or material revision of any equity compensation plan; and

•	our shareholders approve certain issuances of our equity securities.

We are currently following home country practice on the requirements described above. Accordingly, a majority of board of directors is composed of management or former management directors. Each of our compensation committee and governance and nominating committee include non-independent directors. In addition, we are not required to put forward for a shareholder vote new equity plans or change to existing equity plans or other significant share issuance. For a more detailed discussion of the ways in which our corporate governance differs from that of a US domestic company listed on the NYSE, see “Item 16G. Corporate Governance”. As a result of our use of the “home country practice” exception from the NYSE corporate governance rules, you do not have same shareholder protections as you would if we were a US domestic public company.

We are not required to follow customary practices applicable to US domestic companies with respect to determining and disclosing executive compensation.

As a foreign private issuer, we are not subject to many of the corporate governance requirements and disclosure requirements relating to executive compensation matters under the US securities laws.

Under our compensation committee charter, only 50% of members of the committee at any time (less than a majority) must be independent of management, while a US domestic issuer is required to form a compensation committee composing entirely of independent directors. We are also not required to and do not report compensation of senior management or directors on an individual basis. As a result, investors are not able to access for themselves appropriateness or reasonableness of the amount or form of compensation for individual executives.

We have entered into agreements that provide for the payment of annual bonuses based on a percentage of net income to certain of our executive officers. In other cases we have made arrangements or established bonuses plans that provide for the payment of performance bonuses to employees, including executive officers, based on assessment of their contributions to our business development, improvement of operation management, as well as fund financing activities. These accrual and payments could result in a decrease of our net profit attributable to public shareholders.

You may not have the same voting rights as the holders of our common shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of our ADSs will not be able to exercise voting rights attaching to the common shares evidenced by our ADSs on an individual basis. Holders of our ADSs appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the common shares represented by the ADSs. Holders of ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. As soon as practicable after the depositary receives from us a notice of a shareholders’ meeting, the depositary will distribute to registered holders of ADRs a notice stating (a) such information as is contained in such notice and any solicitation materials, (b) that each registered holder on the record date set for such purpose will, subject to any applicable provisions of Cayman Islands law, be entitled to instruct the depositary as to the exercise of the voting rights and (c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by us. The depositary will not itself exercise any voting discretion in respect of any common shares nor will it provide any instructions with respect to the common shares represented by any ADSs for which voting instructions were not timely and properly received. There can be no guarantee that registered holders of ADRs will receive the notice described above with sufficient time to enable them to return any voting instructions to the depositary in a timely manner. To the extent you hold your ADSs through a bank, broker or other nominee, you will be relying upon such institutions with respect to voting matters.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Based on the composition of our assets and income and the current expectations, while not free from doubt, we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2013 and we do not expect to become a PFIC with respect to our current taxable year or the foreseeable future. The determination of our PFIC status is dependent upon the composition of our income and assets and, in addition, we must make a separate determination at the close of each taxable year as to whether we are a PFIC. Accordingly, we cannot assure you that we were not a PFIC for the year 2013 or will not be a PFIC for our current taxable year ending December 31, 2014 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “ITEM 10. ADDITIONAL INFORMATION-E. Taxation-U.S. Federal Income Taxation-Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a Cayman Islands holding company and conduct substantially all of our business through our operating subsidiaries in China. Our group is a developer of larger scale residential real estate projects targeted at middle-income consumers. We were founded by Yong Zhang, our Chairman and commenced operations in 1997 in Zhengzhou, the provincial capital of Henan Province. Since 2006, we have expanded into other strategically selected Tier II cities and Tier III cities in China. In 2012, we acquired a parcel of land in Beijing, representing an opportunistic acquisition in a satellite city or suburb of a Tier 1 city in China. In 2012, we also expanded our business to the U.S. residential real estate market and acquired three projects in Reno, Nevada, Irvine, California and Brooklyn, New York, respectively.

Our company was incorporated in the Cayman Islands on March 26, 2007. Our company operates under Cayman Islands Companies Laws (2013 Revision). Our registered address is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our principal executive offices are located at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China. Our telephone number at this address is (86) 10 8588-9200 and our fax number is (86) 10 8588-9300.

For a discussion of our capital expenditures for the last three fiscal years, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - A. Operating Results - Operating Results - Capital Expenditures.”

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

We focus on developing large scale quality residential projects, which typically consist of multiple residential buildings that include multi-layer apartment buildings, sub-high-rise apartment buildings or high-rise apartment buildings. Several of our projects include auxiliary services and amenities such as retail outlets, leisure and health facilities, kindergartens and schools. We also develop small scale residential properties. Our developments aim at providing middle-income consumers with a comfortable and convenient community life. In addition, we provide property management services for our developments and other real estate-related services to our customers. We acquire development sites in China primarily through public auctions of government land and direct negotiations. These acquisition methods allow us to obtain unencumbered land use rights to unoccupied land without the need for additional demolition, re-settlement or protracted legal processes to obtain title. As a result, we are able to commence construction relatively quickly after we acquire a site for development.

We have expanded our business and operations significantly during the past three years. The number of projects we had under construction increased from eight projects with a total GFA of 1,804,946 square meters as of December 31, 2010, to eleven projects with a total GFA 2,038,586 square meters as of December 31, 2013. We have five additional projects with a total GFA of 1,125,955 square meters under planning as of December 31, 2013. As of December 31, 2013, we have completed 28 projects with a total GFA of approximately 3,623,111 square meters and comprising a total of 42,106 units, more than 99.8% of which have been sold. For the three years ended December 31, 2011, 2012 and 2013, our revenues were US$687.5 million, US$914.8 million, and US$897.7 million respectively, representing a compound annual growth rate, or CAGR, of 14.3%. Our net income for the same periods was US$102.3 million, US$157.0 million, and US$126.4 million respectively.

While our primary focus continues to be residential real estate development in Tier II and Tier III cities in China, we see potential opportunities for residential projects in the United States that might be attractive to both Chinese and U.S. buyers. In 2012, we acquired a real estate project portfolio in Reno, Nevada, comprised of 325 finished lots and 185 acres of undeveloped land for approximately US$7.4 million. We had released majority parcels of the total portfolio and recognized revenue in the amount of US$8.2 million and US$1.2 million as of December 31, 2012 and 2013. In 2012, we paid US$10.0 million to acquire 15 finished luxury condominium units in Irvine, California and sold 7 units for 2013. In 2012, we also acquired an 8,094 square meters parcel of land in the Williamsburg neighborhood of Brooklyn, New York for US$54.2 million, on which we plan to build 216 condominium units with net sellable floor area of approximately 37,078 square meters. Our New York Oosten project started construction in November 2013.

We intend to continue our expansion in selected Tier II and Tier III cities as suitable opportunities arise. We may also pursue attractive opportunities, when available, to expand into satellite cities or suburbs of Tier I cities. The following map illustrates the geographic locations of our current operations and selected potential target Tier II and Tier III cities for expansion in the future:

	Chengdu	Zhengzhou	Jinan	Hefei	Suzhou	Kunshan	Xuzhou	Beijing	Total
City Information: (1)(2)
Population (millions)	14.2	9.0	7.0	7.6	6.5	2.0	9.9	20.7	76.9
Real GDP Growth	13.0%	12.0%	9.5%	13.6%	10.1%	12.0%	13.2%	7.7%	—
Per Capital Disposable Income for urban households (RMB in thousands)	27.2	24.2	32.6	25.4	37.5	39.7	21.7	36.5	—
Residential Real Estate Investment (RMB in billions)	189.0	109.5	66.3	91.4	126.3	—	31.0	315.3	—

Notes:

(1) Sources: 2012 National Economic and Social Development Statistical Bulletin of various cities.

(2) Data information of Suzhou includes the data of Kunshan.

We also intend to continue our expansion in the U.S. as suitable opportunities arise, focusing on both the east and the west coast.

Our Markets

We currently operate in eight markets in China - Beijing, Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Suzhou, Kunshan and Xuzhou in Jiangsu Province and Zhengzhou in Henan Province. We also operate in three cities in the U.S. - Irvine, California; Reno, Nevada and Brooklyn, New York.

The following table sets forth the numbers of our projects and the total GFA in each location indicated as of December 31, 2013.

	Properties under construction(m2)	Properties under planning(m2)	Properties held for sale (m2)	Completed projects (m2)	Total number of projects	Total GFA (m2)
China
Beijing	132,365	-	-	-	1	132,365
Chengdu	-	-	-	448,042	2	448,042
Zhengzhou	759,308	533,554	-	1,519,619	25	2,812,481
Jinan	565,356	420,465	-	425,733	5	1,411,554
Hefei	-	-	-	145,455	1	145,455
Suzhou	126,824	171,936	-	484,501	5	783,261
Kunshan	288,404	-	-	497,941	2	786,345
Xuzhou	129,252	-	-	101,821	2	231,073
Total	2,001,023	1,125,955	-	3,623,111	43	6,750,089
The U.S.
Irvine	-	-	2,865	-	1	2,865
Nevada(1)	-	-	N/A	-	1	N/A
New York	37,078	-	N/A	-	1	37,078
Total	2,038,586	1,125,955	2,865	3,623,111	46	6,790,517

(1)  Northern Nevada Land Portfolio is a project portfolio comprised of 325 finished lots and 185 acres of undeveloped land at eight different sites in the northern Nevada region near the Reno-Spark metropolitan area.

For a discussion of revenues from each geographical segment in each of 2011, 2012 and 2013, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - A. Operating Results - Discussion of Segment Operations.”

Our Property Projects

Overview

We offer the following four main types of real estate property products:

•	multi-layer apartment buildings, which, in China, are typically six stories or less and normally require nine to 12 months to construct after we obtain the related construction permit;

•	sub-high-rise apartment buildings, which, in China, are typically seven to 11 stories and normally require 12 to 18 months to construct after we obtain the related construction permit;

•	high-rise apartment buildings, which, in China, are typically 12 to 33 stories and normally require 18 to 24 months to construct after we obtain the related construction permit; and

•	office, mixed-use and commercial properties which we began to offer since 2012.

Our projects are in one of the following five stages or categories:

•	properties under construction, comprising properties for which the construction permits have been obtained;

•	properties under planning, comprising properties for which we have entered into land grant contracts and are in the process of obtaining the required permits to begin construction;

•	completed projects, comprising projects for which the construction of which have been completed;

•	properties held for lease, comprising projects for which the construction of which have been completed and we plan to hold and manage and;

•	properties held for sale, comprising of land and properties for which we purchase and hold for sale.

Properties under Construction and Properties under Planning

The following table sets forth each of our properties currently under construction or planning as of December 31, 2013:

Project Name	Location	Type of Products (1)	Construction Commencement Date	Pre-sale Commencement Date (2)	Total Site Area (m [2] )	Total GFA (m [2] )	Total Number Of Units (4)	Number Of Units Sold	GFA Sold (m2)
Zhengzhou Yipin Xiangshan Phase II	Zhengzhou	M/S	12/2010	03/2011	81,345	198,192	2,078	2,076	197,937
Zhengzhou Century East A	Zhengzhou	M/H	04/2011	11/2012	22,418	77,341	767	756	74,719
Zhengzhou Century East B	Zhengzhou	M/H	02/2011	06/2011	51,372	166,497	1,709	1,703	165,617
Zhengzhou Royal Palace	Zhengzhou	M/H	06/2011	09/2011	45,716	132,238	1,865	1,862	131,383
Zhengzhou Xin City	Zhengzhou	H	03/2013	09/2013	61,078	185,040	1,742	929	85,313
Jinan Xinyuan Splendid	Jinan	M/H	03/2011	05/2011	200,180	565,356	5,183	4,161	451,337
Suzhou Xin City	Suzhou	H	04/2013	09/2013	51,246	126,824	1,339	892	81,938
Xuzhou Colorful City	Xuzhou	M/H	06/2013	11/2013	45,046	129,252	1,071	301	31,306
Kunshan Royal Palace	Kunshan	M/H	10/2013	11/2013	145,776	288,404	2,618	424	42,515
Beijing Xindo Park	Beijing	MU	11/2013	02/2014	57,862	132,365	1,190	-	-
New York Oosten	New York	S	11/2013	04/2014	8,094	37,078	216	-	-
Subtotal					770,133	2,038,586	19,778	13,104	1,262,065
Zhengzhou Xindo Park (residential)	Zhengzhou	H	04/2014	06/2014	44,169	132,508	TBD	—	—
Xingyang Splendid	Zhengzhou	H	04/2014	05/2014	96,069	240,174	TBD	—	—
Suzhou Lake Royal Palace	Suzhou	M/H	04/2014	06/2014	114,624	171,936	TBD	—	—
Jinan Royal Palace	Jinan	H	02/2014	07/2014	140,155	420,465	TBD	—	—
Zhengzhou Xindo Park (commercial)	Zhengzhou	C	—	—	40,218	160,872	TBD	—	—
Subtotal					435,236	1,125,955
Total					1,205,368	3,164,541	19,778	13,104	1,262,065

(1)	“M” refers to multi-layer buildings, “H” refers to high-rise buildings, “S” refers to sub-high-rise buildings, “C” refers to commercial properties and “MU” refers to office, mixed-use and commercial properties.

(2)	Pre-sale commencement dates refer to dates on which we began or expect to begin pre-sale activities after receiving the relevant pre-sale permits.

(3)	Zhengzhou Modern City was previously being developed under the name Zhengzhou Longhai Road Project.

(4)	“TBD” refers to “to be determined.”

Properties under Construction

Zhengzhou, Henan Province

Zhengzhou Yipin Xiangshan Phase II. Zhengzhou Yipin Xiangshan Phase II is located on Yingcai Street in the Huiji District in Zhengzhou. This project covers a site area of 81,345 square meters, and has a total GFA of 198,192 square meters, of which 57,178 square meters are for multi-layer buildings, 135,535 square meters are for sub-high-rise buildings and 5,479 square meters are for retail stores. Jiantou Xinyuan acquired the site in April 2008, commenced construction in December 2010, started pre-sales in March 2011 and delivered it in 2013. This project, when completed, will consist of 2,078 units. As of December 31, 2013, 2,076 units had been sold with a total GFA of 197,937 square meters.

Zhengzhou Century East A. Zhengzhou Century East A is located south of Yongping Road and west of Kangping Road in the New-East-Zheng District in Zhengzhou. This project covers a site area of 22,418 square meters and has a total GFA of 77,341 square meters, of which 71,215 square meters are for high-rise buildings and 6,126 square meters are for retail stores. We acquired the site in September 2009, commenced construction in April 2011, started pre-sales in November 2012 and expect to deliver it in 2014. This project, when completed, will consist of 767 units. As of December 31, 2013, 756 units had been sold with a total GFA of 74,719 square meters.

Zhengzhou Century East B. Zhengzhou Century East B is located west of Dongfeng Road and north of Anping Road in the New-East-Zheng District in Zhengzhou. This project covers a site area of 51,372 square meters and has a total GFA of 166,497 square meters, of which 159,448 square meters are for high-rise buildings and 7,049 square meters are for retail stores. We acquired the site in October 2009, commenced construction of this project in February 2011, and delivered units in 2013. This project, when completed, will consist of 1,709 units. We started pre-sales in June 2011, and as of December 31, 2013, we had sold 1,703 units with a total GFA of 165,617 square meters.

Zhengzhou Royal Palace. Zhengzhou Century Royal Palace is located south of Nongke Road and east of Wenbo Road in Zhengzhou. This project covers a site area of 45,716 square meters and has a total GFA of 132,238 square meters, of which 41,314 square meters are for multi-layer buildings, 88,371 square meters are for high-rise buildings and 2,553 square meters are for retail stores. We acquired the site in December 2009, commenced construction of this project in June 2011, and began to deliver units in 2013. This project, when completed, will consist of 1,865 units. We started pre-sales in September 2011, and as of December 31, 2013, we had sold 1,862 units with a total GFA of 131,323 square meters.

Zhengzhou Xin City. The land is located south of Yongping Road and east of Kangping Road in the New-East-Zheng District of Zhengzhou. This project cover a site area of 61,078 square meters and is expected to have a total GFA of 185,040 square meters, of which 174,608 square meters are for high-rise buildings and 10,432 square meters are for retail stores. We acquired the site in December 2011, commenced construction of this project in March 2013, and expect to deliver units in 2015. This project, when completed, will consist of 1,742 units. We started pre-sales in September 2013, and as of December 31, 2013, we had sold 929 units with a total GFA of 85,313 square meters.

Jinan, Shandong Province

Jinan Xinyuan Splendid. Jinan Xinyuan Splendid is located west of Lishan road and south of Xiaoqinghe road in Jinan. This project covers a site area of 200,180 square meters, and has a total GFA of 565,356 square meters, consisting of 8 high-rise buildings. We acquired the site in October 2009, commenced construction in March 2011, and began to deliver units from 2013. This project, when completed, will consist of 5,183 units. We started pre-sales activities in May 2011, and, as of December 31, 2013, we had sold 4,161 units with a total GFA of 451,337 square meters.

Suzhou , Jiangsu Province

Suzhou Xin City. The land is located south of Nantiancheng Road in the Xiangcheng District of Suzhou. This project covers a site area of 51,246 square meters and is expected to have a total GFA of 126,824 square meters, of which 123,002 square meters are for high-rise buildings and 3,822 square meters are for retail stores. We acquired the site in September 2012, commenced construction of this project in April 2013, and expect to deliver units in 2015. This project, when completed, will consist of 1,339 units. We started pre-sales in September 2013, and as of December 31, 2013, we had sold 892 units with a total GFA of 81,938 square meters.

Xuzhou, Jiangsu Province

Xuzhou Colorful City. The land is located south of Kuangshan Road in the Quanshan District in Xuzhou. This project covers a site area of 45,046 square meters and is expected to have a total GFA of 129,252 square meters, of which 29,599 square meters are for multi-layer buildings, 92,710 square meters are for high-rise buildings and 6,943 square meters are for retail stores. We acquired the site in December 2011, commenced construction of this project in June 2013, and expect to deliver units in 2015. This project, when completed, will consist of 1,071 units. We started pre-sales in November 2013, and as of December 31, 2013, we had sold 301 units with a total GFA of 31,306 square meters.

Kunshan, Jiangsu Province

Kunshan Royal Palace. The land is located east of Xihuan Road and south of Guiyi Road in the Huaqiao Town in Kuanshan. This project covers a site area of 145,776 square meters and is expected to have a total GFA of 288,404 square meters, of which 68,960 square meters are for multi-layer buildings, 210,744 square meters are for high-rise buildings and 8,700 square meters are for retail stores. We acquired the site in October 2013, commenced construction of this project in October 2013, and expect to begin to deliver units from 2015. This project, when completed, will consist of 2,618 units. We started pre-sales in November 2013, and as of December 31, 2013, we had sold 424 units with a total GFA of 42,515 square meters.

Beijing

Beijing Xindo Park. The land is located west of Xinyuan Road in the Daxing District of Beijing. This project covers a site area of 57,862 square meters and is expected to have a total GFA of 132,365 square meters, of which 73,368 square meters are for high-rise buildings, 28,214 square meters are for retail stores, 10,353 square meters are for office buildings, 8,269 square meters are for postal facility, 10,500 square meters are for public rental housing and 1,661 square meters are for basement . The postal facility and public rental housing will sell to government in 2015 pursuant to land grant contracts. We acquired the site in October 2012, commenced construction of this project in November 2013, and expect to deliver units in 2016. This project, when completed, will consist of 1,190 units. We started pre-sales in February 2014.

The U.S.

New York Oosten. The land is located in South Williamsburg in Brooklyn, New York, the United States. This project covers a site area of 8,094 square meters and is expected to have a total GFA of 37,078 square meters for sub-high-rise buildings. We acquired the site in September 2012, commenced construction of this project in November 2013, and expect to deliver units in 2015. This project, when completed, will consist of 216 units.

Properties under Planning

Zhengzhou Xindo Park. The land is located south of Bairong Road and east of Nangang Roadin Zhengzhou, and is currently under planning. It will cover a site area of 44,169 square meters and is expected to have a total GFA of 132,508 square meters. We acquired the site in September 2013 and expect to commence construction in 2014.

Xingyang Splendid. The land is located south of Zhengshang Road in Xingyang, and is currently under planning. It will cover a site area of 96,069 square meters and is expected to have a total GFA of 240,174 square meters. We acquired the site of 47,710 square meters in September 2013 and 48,359 square meters in November 2013, and we expect to commence construction in 2014.

Suzhou Lake Royal Palace. The land is located east of Yinshanhu Road and north of Xingguo Roadin the Wuzhong economic development zone in Suzhou, and is currently under planning. It will cover a site area of 114,624 square meters and is expected to have a total GFA of 171,936 square meters. We acquired the site in September 2013 and expect to commence construction in 2014.

Jinan Royal Palace. The land is located south of Qingyuan Road and east of Lashanhe Roadin the Huaiyin District in Jinan, and is currently under planning. It will cover a site area of 140,155 square meters and is expected to have a total GFA of 420,465 square meters. We acquired the site in November 2013 and expect to commence construction in 2014.

Zhengzhou Xindo Park (commercial). The land is located south of Bairong Road and west of Daxue Roadin Zhengzhou, and is currently under planning. It will cover a site area of 40,218 square meters and is expected to have a total GFA of 160,872 square meters. We acquired the site in September 2013 and expect to commence construction in 2014.

Completed Projects

The following table sets forth each of our completed projects as of December 31, 2013.

Project Name	Location	Type of Products	Completion Date	Total Site Area (m 2 )	Total GFA (m 2 )	Total Number of Units	Number of Units Sold	GFA Sold (m 2 )
Zhengzhou Longhai Star Garden	Zhengzhou	M/H/S	12/2000	11,719	39,975	239	239	39,975
Zhengzhou Xinyuan Splendid:
Zhengzhou Xinyuan Splendid 1A	Zhengzhou	M/S	07/2002	35,444	62,623	484	484	62,623
Zhengzhou Xinyuan Splendid 1B	Zhengzhou	M	04/2004	21,800	43,673	333	333	43,673
Zhengzhou Xinyuan Splendid 2A	Zhengzhou	M	04/2003	23,460	39,996	271	271	39,996
Zhengzhou Xinyuan Splendid 2B	Zhengzhou	M	06/2004	19,295	27,041	86	86	27,041
Zhengzhou Xinyuan Splendid 2C	Zhengzhou	S	04/2004	9,968	21,748	132	132	21,748
Zhengzhou Xinyuan Splendid 3A3B3C	Zhengzhou	M/S	08/2005	51,014	114,774	792	792	114,774
Zhengzhou Xinyuan Splendid Haojinge	Zhengzhou	H	11/2004	8,298	31,089	166	166	31,089
Zhengzhou Xinyuan Splendid City Homestead	Zhengzhou	M	08/2005	23,606	45,378	369	369	45,378
Zhengzhou Xinyuan Splendid Subtotal				192,885	386,322	2,633	2,633	386,322
Zhengzhou City Manor	Zhengzhou	M	03/2006	63,089	118,716	1,633	1,633	118,716
Zhengzhou City Family	Zhengzhou	M	12/2006	21,380	39,226	720	720	39,226
Zhengzhou Central Garden-East	Zhengzhou	M/H/S	09/2007	60,849	165,206	1,624	1,624	165,206
Zhengzhou Central Garden-West	Zhengzhou	M/H/S	09/2007	79,464	190,384	1,796	1,796	190,384
Jinan City Family	Jinan	M	11/2007	47,411	61,065	785	785	61,065
Suzhou Lake Splendid	Suzhou	M/H/S	01/2009	130,945	198,113	2,326	2,324	197,909
Hefei Wangjiang Garden	Hefei	M/H	04/2009	51,939	145,455	1,649	1,649	145,455
Suzhou Colorful Garden	Suzhou	M/H	04/2009	41,365	81,506	970	970	81,506
Jinan Elegant Scenery	Jinan	H/S	06/2009	61,502	100,386	1,127	1,127	100,386
Zhengzhou Finance Square	Zhengzhou	H	06/2009	8,410	67,225	917	917	67,225
Jinan International City Garden	Jinan	H/S	01/2010	93,928	264,282	4,672	4,610	262,735
Zhengzhou Xinyuan Colorful Garden	Zhengzhou	M/H	01/2010	74,462	191,891	2,233	2,233	191,891
Zhengzhou Yipin Xiangshan Phase I	Zhengzhou	M/ S	12/2009	57,289	94,249	979	979	94,249
Suzhou International City Garden	Suzhou	H	12/2011	119,089	204,882	2,436	2,432	203,773
Chengdu Xinyuan Splendid I	Chengdu	H	06/2011	34,007	231,032	4,081	4,081	231,032
Chengdu Xinyuan Splendid II	Chengdu	H	10/2012	30,497	217,010	2,782	2,782	217,010
Zhengzhou Modern City	Zhengzhou	H/S	12/2012	60,556	226,425	2,513	2,509	225,782
Xuzhou Colorful Garden	Xuzhou	M/H	01/2012	46,777	101,821	858	858	101,821
Kunshan International City Garden	Kunshan	M/H	12/2012	200,008	497,941	5,133	5,110	494,419
Total				1,487,571	3,623,112	42,106	42,011	3,616,087

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

Suzhou Lake Splendid. Suzhou Lake Splendid is located on Tongda Road in the Wuzhong District in Suzhou. Suzhou Lake Splendid covers a site area of 130,945 square meters and has a total GFA of 198,113 square meters, of which 98,704 square meters are for multi-layer buildings, 58,449 square meters are for sub-high-rise buildings, 35,800 square meters are for high-rise buildings and 5,160 square meters are for retail stores. We acquired the site in January 2007, commenced construction of this project in March 2007, and delivered it in January 2009. As of December 31, 2013, we had sold 2,324 units out of 2,326 saleable units.

Hefei Wangjiang Garden. Hefei Wangjiang Garden is located on Wangjiang Road in the Baohe District in Hefei. Hefei Wangjiang Garden covers a site area of 51,939 square meters and has a total GFA of 145,455 square meters, of which 9,436 square meters are for multi-layer buildings, 135,157 square meters are for high-rise buildings and 862 square meters are for retail stores. We acquired the site in February 2007, commenced construction of this project in May 2007 and delivered it in April 2009. All of the 1,649 saleable units have been sold.

Suzhou Colorful Garden. Suzhou Colorful Garden is located on Xihuan Road in the Jinchang District in Suzhou. This project covers a site area of 41,365 square meters and has a total GFA of 81,506 square meters, which consists of 33,231 square meters of multi-layer buildings, 45,801 square meters of high-rise buildings and 2,474 square meters of retail stores. We acquired the site in January 2007, commenced construction of this project in June 2007 and delivered it in April 2009. As of December 31, 2013, all of the 970 saleable units have been sold.

Jinan Elegant Scenery. Jinan Elegant Scenery is located on Autoplant Road East of the Tianqiao District in Jinan. Jinan Elegant Scenery covers a site area of 61,502 square meters and has a total GFA of 100,386 square meters, of which 78,862 square meters are for sub-high-rise buildings, 15,763 square meters are for high-rise buildings, 5,120 square meters are for retail stores and 641 square meters are for basements. We acquired the site in December 2006, commenced construction of this project in December 2006 and delivered it in June 2009. As of December 31, 2013, all of the 1,127 saleable units were sold.

Zhengzhou Finance Square. Zhengzhou Finance Square is located on Jingsan Road of the Jinshui District in Zhengzhou. Zhengzhou Finance Square covers a site area of 8,410 square meters and has a total GFA of 67,225 square meters. This project consists of two high-rise buildings. One building with a total GFA of 27,516 square meters is purely for residential use. The other with a total GFA of 39,709 square meters is for both residential and commercial use. We acquired this site in 2004, commenced construction of this project in November 2006 and delivered it in June 2009. As of December 31, 2013, all of the 917 saleable units were sold.

Jinan International City Garden. Jinan International City Garden is located on South Industrial Road in the Hitech Industry Park in Jinan. Jinan International City Garden covers a site area of 93,928 square meters and has a total GFA of 264,282 square meters, of which 178,772 square meters are for high-rise buildings, 65,521 square meters are for sub-high-rise buildings, 9,736 square meters are for retail stores and 10,253 square meters are for basements. We acquired the site in August 2007, commenced construction of this project in September 2007, and delivered it in January 2010. As of December 31, 2013, we had sold 4,610 units out of 4,672 saleable units.

Zhengzhou Xinyuan Colorful Garden. Zhengzhou Xinyuan Colorful Garden is located on Hezuo Road of the Erqi District in Zhengzhou. It covers a site area of 74,462 square meters and has a total GFA of 191,891 square meters, of which 48,780 square meters are for multi-layer buildings, 139,564 square meters are for high-rise buildings and 3,547 square meters are for retail stores. We acquired this site in February 2008, commenced construction of this project in March 2008 and delivered it in January 2010. As of December 31, 2013, all of the 2,233 saleable units were sold.

Zhengzhou Yipin Xiangshan Phase I. Zhengzhou Yipin Xiangshan Phase I is located on Yingcai Street of the Huiji District in Zhengzhou. This project covers a site area of 57,289 square meters, and has a total GFA of 94,249 square meters, of which 26,713 square meters are for multi-layer buildings, 62,492 square meters are for sub-high-rise buildings and 5,044 square meters are for retail stores. Jiantou Xinyuan acquired the site in December 2007, commenced construction of this project in April 2008, and started delivery in December 2009. As of December 31, 2013, all of the 979 saleable units were sold.

Suzhou International City Garden. Suzhou International City Garden is located on Mayun Road of the Hitech District in Suzhou. It covers a site area of 119,089 square meters, and is expected to have a total GFA of 204,882 square meters, 203,882 square meters of which are for high-rise buildings and 1,000 square meters are for retail stores. We acquired the site in September 2007, commenced construction of this project in February 2008, and delivered in 2011. This project consisted of 2,436 units. As of December 31, 2013, we had sold 2,432 units with a total GFA of 203,773 square meters.

Chengdu Xinyuan Splendid I. Chengdu Xinyuan Splendid I is located on Donghong Road of the Jinjiang District in Chengdu. This project covers a site area of 34,007 square meters, and has a total GFA of 231,032 square meters, consisting of 9 high-rise buildings. We acquired the site in June 2007, commenced construction of this project in November 2007, and started delivery in 2011. This project consisted of 4,081 units. We started pre-sales activities in September 2008, and, as of December 31, 2013, all of the 4,081 saleable units were sold.

Chengdu Xinyuan Splendid II. Chengdu Xinyuan Splendid II is located on Donghong Road in the Jinjiang District of Chengdu. This project covers a site area of 30,497 square meters, and has a total GFA of 217,010 square meters, consisting of 8 high-rise buildings. We acquired the site in June 2007, commenced construction of this project in February 2010, and delivered it in 2012. This project consisted of 2,782 units. We started pre-sales activities in April 2010, and, as of December 31, 2013, all of the 2,782 saleable units were sold.

Zhengzhou Modern City. Zhengzhou Modern City is located on Longhai Road in the Erqi District in Zhengzhou. This project covers a site area of 60,556 square meters and has a total GFA of 226,425 square meters, of which 214,402 square meters are for multi-layer buildings and 12,023 square meters are for retail stores. We acquired the site in September 2004, commenced construction in January 2010, and started delivery in 2012. Acquired directly from a private owner versus our usual arm’s length auction process, it took us over five years to commence construction on this project due to commercial and title issues with the previous private owner, relocation of previous residents, structure demolition and site preparation, and negotiation with the local government on recovery of relocation costs. This project consisted of 2,513 units. We started pre-sales in May 2010, and, as of December 31, 2013, we had sold 2,509 units with a total GFA of 225,782 square meters.

Xuzhou Colorful Garden. Xuzhou Xinyuan Colorful Garden is located north of the Quanshan District in Xuzhou. This project covers a site area of 46,777 square meters and has a total GFA of 101,821 square meters, of which 47,983 square meters are for multi-layer buildings, 53,023 square meters are for high-rise buildings and 815 square meters are for retail stores. We acquired the site in October 2009, commenced construction of this project in May 2010, and delivered it in 2012. This project consisted of 858 units. We started pre-sales in August 2010, and as of December 31, 2013, all of the 858 saleable units were sold.

Kunshan International City Garden. Kunshan International City Garden is located on Lucheng Road in Kunshan of the Jiangsu Province. This project covers a site area of 200,008 square meters and has a total GFA of 497,941 square meters, of which 5,989 square meters are for multi-layer buildings, 482,063 square meters are for high-rise buildings and 9,889 square meters are for retail stores. We acquired the site in December 2007, commenced construction of this project in July 2008, and delivered it in 2013. This project consisted of 5,133 units. We started pre-sales in September 2008, and, as of December 31, 2013, we had sold 5,110 units with a total GFA of 494,419 square meters.

Properties Held for Lease

Xinyuan Priority Lifestyle Shopping Center. In 2012, we began to hold and manage our first retail property, Xinyuan Priority Lifestyle Shopping Center, located in Zhengzhou city, Henan Province. As part of the Zhengzhou Modern City project, the shopping center has a construction GFA of 47,109 square meters. The shopping center formally opened in September 2013 and provided retail services, including fashion and jewelry, leisure and entertainment, food and beverage, supermarket, children education and other ancillary services, appealing to mid-to-high income customers within the radius of three to five kilometers. We have already set up a team specialized in commercial space planning and execution under the administration of Henan Xin Priority Commercial Management Co., Ltd, one of our subsidiaries that specializes in retail property management.

Properties Held for Sale

Northern Nevada Land Portfolio. The land portfolio is located in the northern Nevada region of the United States near the Reno-Spark metropolitan area and is comprised of 325 finished lots for single family home communities and custom homes, and 185 acres of semi-developed and undeveloped lands for residential use. We acquired this land portfolio in 2012 and resold 311 finished lots and 185 acres of undeveloped land as of December 31, 2013.

Lennox Project. The finished condominium project is located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters out of the total 72 units from a major U.S. developer in August 2012. We sold seven out of the 15 finished condominium units with a total GFA of 1,451 square meters during the year ended December 31, 2013.

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

Since the second half of 2012, we have developed a new model to acquire land through direct negotiation with local governments prior to land auctions in response to local governments' need for funding undeveloped land preparation. Under the direct negotiation model, we enter into a framework cooperation agreement with the local government, pursuant to which we provide land planning advice to the local government with respect to a particular piece of undeveloped land that the government plans to develop. Based on the government's land development plan, the underlying land may be divided into several tranches to be developed on a tranche by tranche basis. Following the government's development plan, we will provide funding in terms of advance payments to the government for land preparation of a particular tranche of land approximately three to six months before the land auction for that tranche. The advance payment usually ranges from 20% to 50% of the estimated opening auction price. The final disposition of the tranche occurs through public auction. Pursuant to the framework cooperation agreement, if we successfully acquire the land through the auction, the advance payment will become part of the land transfer payment. If we fail to acquire the land, we will be refunded the advance payment with an annual interest rate of approximately 10% to 12%. We believe that under the direct negotiation model, we are often in better position to identify and undertake initial planning with respect to targeted parcels as a result of direct involvement in and interaction with the government regarding the development stage of undeveloped lands. During 2012 and 2013, we entered into three and two framework cooperation agreements with local governments relating to prospective land parcel planning and preparation, pursuant to which we paid advances in the aggregate amount of US$44.5 million and US$333.1 million, respectively. These advances have been or will be transferred to land cost through our success in auction bids. As of December 31, 2013, we chose not to participate in the bidding for one parcel of land in Jiangsu Province through this negotiated land acquisition model; the advance payment and related interest of US$28.6 million were refunded to us, and total US$92.3 million of the advance payments related to the remaining land parcels successfully acquired were transferred to land cost, including three parcels of land in Xingyang for the amount of US$39.7 million and two parcels of land in Zhengzhou of US$52.6 million.

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

We evaluate projects through a rigorous planning and approval process. We consider detailed input from each of our Land Development Department, Budget-Planning-Design Department, Operations Department and Financial Department. The proposed project, once vetted and approved by various departments, will be submitted to our chief financial officer and chief executive officer and, thereafter, to the investment committee of our board, for approval.

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

As of December 31, 2013, we had a total GFA of 2,038,586 square meters for property projects under construction and a total GFA of 1,125,955 square meters for property projects under planning. We continually seek attractive opportunities to acquire development sites which meet our selection criteria.

Project Planning and Design

Our project planning and design process includes concept and architectural design, construction and engineering design, budgeting, financial analysis and projections as well as arranging for financing. We believe careful planning is essential to control costs, quality and timing of our projects.

We outsource our design work to reputable third-party design firms. Our planning and development team works closely with project managers as well as our external designers and architects to ensure that our designs comply with PRC laws and regulations, and meet our design and other project objectives. Our senior management is also actively involved in the process, especially in the master planning and architectural design of our projects. We use our enterprise resource planning systems to conduct preliminary planning and scheduling for each stage of the development project, including planning our outsourcing requirements for the project construction stage.

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

Pre-Sales, Sales and Marketing

Like other developers, we pre-sell properties prior to the completion of their construction in mainland China. Under PRC pre-sales regulations, property developers must satisfy specific conditions before they can pre-sell their properties under construction. These mandatory conditions include:

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

If a purchaser defaults under the loan while our guarantee is in effect, and we repay all debt owed by the purchaser to the mortgagee bank, the mortgagee bank must assign its rights under the loan to us. We are entitled to full recourse to the property after the registration of the mortgage. In line with what we believe is industry practice, we do not conduct independent credit checks on our customers but rely on the credit checks conducted by the mortgagee banks. As of December 31, 2012 and 2013, we guaranteed mortgage loans in the aggregate outstanding amounts US$951.1 million and US$1,137.9 million, respectively.

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

We endeavor to deliver the units to our customers on a timely basis. We closely monitor the progress of construction of our property projects and conduct pre-delivery property inspections to ensure timely delivery. The time frame for delivery is set out in the sale and purchase agreements entered into with our customers, and we are subject to penalty payments to the purchasers for any delay in delivery caused by us. Once a property development has been completed, has passed the requisite government inspections and is ready for delivery, we notify our customers and hand over keys and possession of the properties.

To ensure quality property management, we provide property management services to purchasers until they have become statutorily entitled to elect their own property management companies. As of December 31, 2013, owners of all of our developments who had become statutorily entitled to elect their property management companies have continued to choose us to manage their properties.

Our property management services include security, landscaping, building management and management of public facilities and equipment, and additional services, such as cultural activities, housekeeping and repair. We are currently managing approximately 5,821,612 square meters, comprising more than 53,354 residential units.

Our U.S. Property Development Operations

We expanded into the U.S. market in 2012. Investment decisions with respect to the U.S. market are carried out through the investment committee of our board of directors. We currently seek investment opportunities mainly through off-market transactions, including re-sales and distressed sales. We currently consider the following factors when selecting a project:

•	Geographic location. We intend to focus in areas that are economically active and diversified, and attractive to immigrants on the east and the west coast.

•	Risk adjusted financial returns.

•	Funding opportunities.

We set up a specialized U.S. project team in 2012, comprised of U.S. local consultants and employees with substantial experience and understanding in various areas of the U.S. real estate market. As of December 31, 2013, we have a team of about 10 people in the U.S., although we expect that number to increase slightly during 2014. Their major responsibilities include project research, land valuation, property development management, contracts, and contract terms verification. We also work with outside consultants and agents familiar with the U.S. markets.

To date, our acquisitions in the U.S. have been opportunistic and have not followed a specific development model. Our first property development project in the U.S. named New York Oosten is our Williamsburg property in Brooklyn, New York. We commenced construction of the development project in November 2013. We will start marketing and pre-sale of our property upon receiving approval from the state attorney general in 2014. We currently expect our first unit title conveyance and first revenue from the Williamsburg property in the second half of 2015.

Our Leased Properties and Real Estate Related Services

Ancillary to our property development operations, we also lease certain properties, including elementary schools, a basement, five clubhouses, six parking facilities, eleven kindergartens and shopping mall. The rental income of our lease operations represented approximately 0.4%, 0.4% and 0.7%, respectively, of our revenues for the years ended December 31, 2011, 2012 and 2013.

We provide property management services through Xinyuan Property Service Co., Ltd. For the years ended December 31, 2011, 2012 and 2013, revenues from our real estate related services represented 1.6%, 1.5% and 1.9% of our total revenue for those periods, respectively.

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

Competition

The real estate industry in China is highly competitive. In the Tier II and Tier III cities we focus on, the markets are relatively more fragmented than Tier I cities. We compete primarily with local and regional property developers, but an increasing number of large national property developers have also started to enter these markets. Competitive factors include the geographical location of the projects, the types of products offered, brand recognition, price, design and quality. See “ITEM 3. KEY INFORMATION-D. Risk Factors-Risk Relating to the Residential Property Industry in China-We face intense competition from other real estate developers.” In the Tier II and Tier III cities in which we operate, our major competitors include China Overseas Property Ltd., China Vanke Co., Ltd., Sunshine 100, China Resources Land Limited, Henan Zhengshang Real Estate Co., Ltd., Henan New Greatwall Real Estate Co., Ltd., Longhu Real Estate Co., Ltd, Greenland Group, Tianhong Land, South Asia Group, Rongqiao Group and KWG Property Holding Ltd.

In the U.S., we anticipate that our direct competition may come from developers of adjacent projects or other property developers in target markets. In addition, we may also face competition from other Chinese real estate developers expanding or establishing their business in the U.S. For example, China Vanke Co., Ltd., the largest real estate development company in China, has also entered the U.S. residential market.

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

With respect to our U.S. operations, we maintain limited insurance policies.

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

Our projects are normally required to undergo an environmental impact assessment by government-appointed third parties, and a report of such assessment needs to be submitted to the relevant environmental authorities in order to obtain their approval before commencing construction. Upon completion of each project, the relevant environmental authorities inspect the site to ensure the applicable environmental standards have been complied with, and the resulting report is presented together with other specified documents to the relevant construction administration authorities for their approval and record. Approval from the environmental authorities of such report is required before we can deliver our completed work to our customers. In the past, we have not experienced any difficulties in obtaining those approvals for commencement of construction and delivery of completed projects. However, we cannot assure you that we will not experience any difficulties in the future. See “ITEM 4. INFORMATION ON THE COMPANY-B. Business Overview-Regulation-Regulations on Environmental Protection in Construction Projects.”

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

The Property Law of the PRC, or the Property Law, promulgated on March 16, 2007 and effective as of October 1, 2007, further clarified land use rights in the PRC with the following rules:

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

 Pursuant to the Notice on Further Strengthening the Administration of the Costs and Revenues Associated with Land Grant, jointly issued by the Ministry of Finance, the MLR, the PBOC, the Ministry of Supervision and the National Audit Office on November 18, 2009, all payments for land use rights paid for through installments must be made in full within 1 year in principle. In certain circumstances the payment term may be extended to two years upon the approval of the competent authorities. In addition, the initial installment payment may not be less than 50% of the overall amount owed for the land use rights.

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

The Measures for Implementation of Guofa No. 28 Intensifying Reform and Strengthening Land Administration of Shandong Province, promulgated on December 27, 2004, provide that the grant premium of state-owned land use rights must not be less than the lowest price fixed by the provincial government.

The Notice on implementing the Decision of Intensifying Reform and Strengthening Land Administration by State Council of Shaanxi Province, promulgated on December 30, 2004, provides that the grant premium of state-owned land use rights shall strictly follow the legal procedure and must not be less than the lowest price fixed by the provincial government.

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

Under the Regulations on Administration of Development and Operation of Urban Real Estate, or Development Regulation, promulgated by the State Council on and effective as of July 20, 1998, a real estate development enterprise must satisfy the following requirements:

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

Xinyuan (China) Real Estate, Ltd., Henan Xinyuan Real Estate Co., Ltd., Suzhou Xinyuan Real Estate Development Co., Ltd., Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd., Shandong Xinyuan Real Estate Co., Ltd., Qingdao Xinyuan Xiangrui Real Estate Co., Ltd., Anhui Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate (Chengdu) Co., Ltd., Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., Beijing Xinyuan Wanzhong Real Estate Co., Ltd., Kunshan Xinyuan Real Estate Co., Ltd., Henan Xinyuan Jiye Real Estate Co., Ltd., Xuzhou Xinyuan Real Estate Co., Ltd. ,Henan Xinyuan Wanzhuo Real Estate Co., Ltd., Beijing Xinyuan Jiye Real Estate Co., Ltd., Xingyang Xinyuan Real Estate Co., Ltd.,

Jiangsu Jiajing Real Estate Co., Ltd. Zhengzhou Shengdao Real Estate Co., Ltd., Zhengzhou Jiasheng Real Estate Co., Ltd and Jinan Xinyuan Wanzhuo Real Estate Co., Ltd. are registered as real estate development enterprises.

Local Regulations on Establishment of a Real Estate Development Enterprise

Under the Regulations on Administration of Development of Urban Real Estate of Henan Province promulgated on May 31, 2002 by the Standing Committee of Henan People’s Congress and amended on January 14, 2005, and July 12, 2010, a real estate development enterprise must satisfy the following requirements:

•	has a registered capital of not less than RMB2 million; and

•	has five or more full time professional real estate/construction technicians and two or more full time accounting officers, each of whom must hold the required qualifications.

Under Regulations on Administration of Development and Operation of Urban Real Estate of Shandong Province, promulgated on October 12,1995 by the Standing Committee of Shandong People’s Congress, and amended on November 25, 2004, a specialized real estate development enterprise must satisfy the following requirements:

•	has a registered capital of no less than RMB10 million; and

•	has more than eight full time professional real estate/construction technicians and more than two full time accounting officers, each of whom must hold the required qualifications.

Under Measures on Administration of Development and Operation of Urban Real Estate of Anhui Province, promulgated on November 10, 2001 by Anhui Provincial People’s Government, and amended on March 12, 2002 and August 10, 2004, a real estate development enterprise established in a city with districts must has a registered capital of no less than RMB5 million.

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

Zhengzhou Yasheng Construction Material Co., Ltd. is a wholly foreign owned enterprise and targets the sale of construction materials, landscape design and decoration in which foreign investment is permitted.

Zhengzhou Jiasheng Real Estate Co., Ltd. is a wholly foreign owned enterprise and targets the development of commercial residential properties in which foreign investment is permitted.

Zhengzhou Yusheng Landscape Design Co., Ltd. is a wholly foreign owned enterprise and targets the landscaping engineering and management in which foreign investment is permitted.

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

•	The ratio of registered capital and total investment of Xinyuan (China) Real Estate, Ltd,. Zhengzhou Yasheng Construction Material Co., Ltd., Zhengzhou Jiasheng Real Estate, Ltd and Zhengzhou Yusheng Landscape Design Co., Ltd. meet such requirement.

•	Upon payment of the land use rights grant premium, the FIREE can apply to the land administration authority for a land use rights certificate. Upon obtaining the land use rights certificate, an FIREE may then obtain a recertification of its existing Foreign Invested Enterprises Approval Certificate, or FIEAC, and the Business License, with the same validity period as that of such land use rights certificate; following which, the FIREE may apply to the tax administration for tax registration purposes.

•	When a foreign investor merges with a domestic real estate enterprise, or acquires an FIREE’s equity or project, the investor is required to submit a guarantee which ensures the compliance with the provisions of the land use rights grant contract, construction site planning permit and construction work planning permit, and the land use rights certificate, and the modification certification issued by the construction authorities, and the tax payments certification issued by the relevant tax authorities.

•	Foreign investors which merge with domestic real estate development enterprises by share transfers or other methods, or which acquire the equity of a PRC party in joint venture enterprises, must allocate their employees appropriately, deal with bank debts and settle the lump sum payment of the transfer price through self-owned funds. However, a foreign investor with an unfavorable record may not be allowed to conduct any of the aforesaid activities.

•	FIREEs which have not paid up their registered capital fully, or have failed to obtain a land use rights certificate, or which have under 35% of the total capital required for the project, will not be allowed to obtain a loan in or outside China, and foreign exchange administration departments will not approve any settlement of foreign loans by such enterprises.

•	Any Chinese or foreign investors in an FIREE may not guarantee fixed profit returns or provide other arrangements to the same effect for any party in any form.

Circular No. 50

On May 23, 2007, the MOFCOM and the SAFE issued the Notice on Further Strengthening and Standardizing the Approval and Administration of Foreign Direct Investments in Real Estate Enterprise , or Circular No. 50. Some of the key developments in this area are as follows:

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

Under the Notice on Strengthening Administration of the Approval of Foreign Investment into Real Estate Industry , promulgated by the MOFCOM on November 22, 2010, among other things, if a real estate enterprise is established in China with overseas capital, the enterprise is prohibited from purchasing and/or selling real estate properties completed or under construction for arbitrage purposes. The local counterparts of the MOFCOM are not permitted to approve investment companies to engage in the real estate development and management.

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

A developer of any qualification classification may only engage in the development and sale of real estate within its approved scope of business and may not engage in business of another classification. A class I developer is not restricted as to the scale of the real estate projects to be developed and may undertake real estate development projects anywhere in the country. A developer of class II or lower may only undertake projects with a gross area of less than 250,000 sq.m and the specific scope of business must be as confirmed by the local construction authority.

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

Local Regulations on Qualifications of Developer

The Regulations on Administration of Development of Urban Real Estate of Henan Province provide the following:

•	a class I developer is not restricted as to the scale of the real estate development projects it may undertake and may undertake real estate development projects any where in the PRC;

•	a class II developer may undertake projects with a gross area of no more than 250,000 sq.m.;

•	a class III developer may undertake projects with a gross area of no more than 100,000 sq.m.;

•	a class IV developer may undertake projects with a gross area of no more than 30,000 sq.m.; and

•	a developer with temporary qualification may undertake relevant projects in accordance with its certificate.

The Rules on the Administration of Qualifications of Real Estate Developers of Shandong Province promulgated on March 8, 2005 provide the following:

•	a class I developer is not restricted as to the scale of the real estate development projects it may undertake and may undertake real estate development projects any where in the PRC;

•	a class II developer may undertake projects with a gross area of less than 250,000 sq.m. anywhere in the province;

•	a class III developer may undertake projects with a gross area of less than 150,000 sq.m. anywhere in the province;

•	a class IV developer may undertake projects with a gross area of less than 100,000 sq.m. in the city where it is located; and

•	a developer with temporary qualification may undertake relevant projects complying with its actual conditions such as registered capital and personnel in the city where it is located.

The Measures on Administration of Development and Operation of Urban Real Estate of Anhui Province provide the following:

•	a class I developer may undertake any real estate development projects;

•	a class II developer may undertake projects with a gross area of less than 300,000 sq.m. and a building with no more than 29 floors;

•	a class III developer may undertake projects with a gross area of less than 150,000 sq.m. and a building with no more than 15 floors;

•	a class IV developer may undertake projects with a gross area of less than 50,000 sq.m. and a building with no more than 7 floors.

Each of Xinyuan (China) Real Estate, Ltd., Henan Xinyuan Real Estate Co., Ltd. and Shandong Xinyuan Real Estate Co., Ltd. is classified as a class II developer. Each of Xinyuan Real Estate (Chengdu) Co., Ltd. and Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. is classified as a class III developer. Each of Henan Xinyuan Wanzhuo Real Estate Co., Ltd., Henan Xinyuan Jiye Real Estate Co., Ltd., Xuzhou Xinyuan Real Estate Co., Ltd., Suzhou Xinyuan Real Estate Development Co., Ltd., Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd., Beijing Xinyuan Wanzhong Real Estate Co., Ltd., Anhui Xinyuan Real Estate Co., Ltd., Beijing Xinyuan Jiye Real Estate Co., Ltd., Jiangsu Jiajing Real Estate Co., Ltd., Kunshan Xinyuan Real Estate Co., Ltd., Xingyang Xinyuan Real Estate Co., Ltd., Zhengzhou Shengdao Real Estate Co., Ltd., Zhengzhou Jiasheng Real Estate Co., Ltd and Jinan Xinyuan Wanzhuo Real Estate Co., Ltd. holds a valid temporary qualification.

Regulations on Development of a Real Estate Project

Commencement of a Real Estate Project and the Idle Land

According to the Circular on the Implementation of the Catalog for Restricted Land Use Projects (2012 Edition) and the Catalog for Prohibited Land Use Projects (2012 Edition) promulgated by the MLR and the NDRC in May 2012, the area of a plot of land to be granted for residential use may not exceed (i) seven hectares for small cities and towns, (ii) 14 hectares for medium-sized cities or (iii) 20 hectares for large cities. The plot area ratio for residential land should not be lower than 1.0. No land may be granted for “villa” real estate projects.

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

 Pre-completion Sales

In accordance with the Measures for the Administration of Pre-completion Sale of Urban Commodity Properties, or Urban Pre-completion Sale Measure, promulgated in November 1994 by the MOHURD and amended on July 20, 2004, a developer intending to sell a commodity building before its construction work’s completion must attend to the necessary pre-completion sale registration with the real estate administration authority of the relevant city or county to obtain a Permit for Pre-completion Sale of Commodity Properties.

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

Under the Implementing Regulations on Supervision of Proceeds from Pre-sales of Commodity Properties of Jinan City, promulgated by Jinan Committee of Construction on September 26, 2005 and effective as of October 26, 2005, the proceeds from pre-sales of properties must be used in the construction of pre-sale projects, including the purchase of construction materials and equipment, remittance of construction fees and taxes payable, and should not be used for other purposes.

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

Mortgages of Real Estate

Under the Urban Real Estate Law and the Property Law, and the Measures on the Administration of Mortgage of Buildings in Urban Areas promulgated by the MOHURD in May 1997 and amended on August 15, 2001, when a mortgage is created on the ownership of a building on state-owned land legally obtained, a mortgage will be simultaneously created on the land use rights of the land on which the building is erected. Land use rights occupied by the properties will also be mortgaged at the same time. The mortgager and the mortgagee sign a mortgage contract in writing. Within 30 days after a real estate mortgage contract has been signed, the parties to the mortgage must register the mortgage with the real estate administration authority in the city where the real estate is situated. A real estate mortgage contract will become effective on the date of registration of the mortgage. If a mortgage is created on the property placed on pre-sale or which is still undergoing construction, the registration authority will, when registering the mortgage, record such details on the mortgage contract. If the construction of the property is completed during the term of a mortgage, the parties involved will have to re-register the mortgage after the issuance of the relevant certificates evidencing the rights and ownership to the real estate.

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

Regulations on Real Estate Financing

The Opinion of the MOHURD and Other Departments on Adjusting the Housing Supply Structure and Stabilizing the Property Prices, issued on May 24, 2006 by the State Council, provides that, to tighten the control of advancing loan facilities, commercial banks are not allowed to advance their loan facilities to developers who do not have the required 35% or more of the total capital for the construction projects. The commercial banks should be prudent in granting loan facilities and/or revolving credit facilities in any form to the developers who have a large number of idle land parcels and unsold commodity properties. Banks may not accept mortgages of commodity properties remaining unsold for more than three years. In terms of minimum down payment, this Opinion provides that:

•	the minimum down payment for any purchase of first self-use residential property with a unit GFA of less than 90 sq.m. is 20% of the purchase price of the property; and

•	the minimum down payment for any purchase of first self-use residential property with a unit GFA of 90 sq.m. or more is 30% of the purchase price of the property.

The Circular on Strengthening the Management of Commercial Real Estate Credit Facilities, issued on September 27, 2007 by the PBOC and the CBRC, as supplemented on December 5, 2007 reinstates the minimum down payment requirements contained in the Opinion of the MOHURD and Other Departments on Adjusting the Housing Supply Structure and Stabilizing the Property Prices issued on May 24, 2006, and further provides that if a family member (including the purchaser and his / her spouse and their children under 18) has financed the purchase of a residential property with bank loans from banks, any member of the family that purchases another residential property will be regarded as a second-time property purchaser.

 The Notice of the State Council on Firmly Curbing Precipitous Rise of Some Urban Housing Prices (GUOFA 2010 No.10), promulgated on April 17, 2010 by the State Council, provides for the implementation of a stricter differentiated housing loan policy, including:

•	purchasers of a first residential property for a household with a gross floor area of greater than 90 sq.m; and

•	the minimum down payment amount and applied interest rate must be increased significantly for purchasers of a third residential property.

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

The Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting the Business Tax Policy on Individual House Transfer , promulgated by the Ministry of Finance and the State Administration of Taxation on January 27, 2011, provides that:

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

 Zhengzhou Mingyuan Landscape Engineering Co., Ltd. is a Class III urban landscaping service company. Its qualification will expire in November 2016.

United States

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

The following diagram illustrates our corporate structure as of March 31, 2014.

D.	Property, plant and equipment

Our headquarters are located in Beijing China, where we lease approximately 3,397 square meters of office space. We also lease a total of approximately 8,457 square meters of office space in other cities where our subsidiaries are located, which includes approximately 1,293 square meters in Beijing, 975 square meters in Chengdu, Sichuan Province, 1,383 square meters in Jinan, Shandong Province, 562 square meters in Suzhou, Jiangsu Province, 581 square meters in Xuzhou, Jiangsu Province, 2,998 square meters in Zhengzhou, Henan Province, 560 square meters in Xingyang, Henan Province and 159 square meters in Shanghai.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information-D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating Results

Overview

Since our inception in 1997, we have completed 28 projects with total GFA of 3,623,112 square meters. As of December 31, 2013, we had 16 projects in eight cities in China and the United States with estimated total GFA of 3,164,541 square meters under construction and planning, of which 11 projects with estimated total GFA of 2,038,586 square meters were under construction. As of December 31, 2013, we also held for sale certain land parcels in Reno, Nevada and 8 condominium units in Irvine, California. As of December 31, 2013, we also completed our acquisition of Jiangsu Jiajing for the purpose of acquiring land and residential real estate in progress thereon by Jiangsu Jiajing in Kunshan. This is the first land acquisition done through equity investment by the Group for the past three years.

 Our total revenue, derived primarily from sales of residential real estate, was US$687.5 million in 2011, US$914.8 million in 2012 and US$897.7 million in 2013. Our net income was US$102.3 million, US$157.0 million and US$126.4 million, respectively, for the same periods. We acquire land in China primarily through auctions of government land and direct negotiation. These acquisition methods allow us to obtain unoccupied land with unencumbered land use rights, which in turn enables us to save the time and expenses associated with protracted legal processes to obtain title, demolition and re-settlement and to commence construction quickly.

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

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the cities where we operate. As of December 31, 2013, 99.8% of the units in our completed projects have been sold. We have periodically experienced some volatilities in demand due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices, such as the Notice on Continuing to Improve the Regulation and Control of the Real Estate Market announced by the General Office of the State Council in February 2013, which among others, requires an individual income tax at a rate of 20% on gains generated from the sale of a self-owned property (See "ITEM 4 INFORMATION ON THE COMPANY - B. Business Overview - Regulation"). However, we expect continuing economic growth in China, rising disposable income levels and population growth in Tier II and Tier III cities to support demand for residential properties over the next several years. If we continue to expand our business operations in the U.S., trends and development in the U.S. economy, including developments in the U.S. housing markets, will become increasing important to our business and results of operations.

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

 On February 26, 2013, the General Office of the State Council announced the Notice on Continuing to Improve the Regulation and Control of the Real Estate Market , which, among others, provided the following requirements: (i) limitations on the purchase of commodity properties must be strictly implemented, and the scope of such limitations must cover all newly constructed commodity properties and second-hand properties located within the entire administrative area of the city in question; (ii) for those cities with excessive growth in housing prices, the local counterparts of the PBOC may further increase down payment ratios and interest rates for loans to purchase second properties in accordance with the price control policies and targets of the corresponding local governments; and (iii) the gains generated from the sale of a self-owned property shall be subject to individual income tax at a rate of 20%, if the original value of such property can be verified through historical information such as tax filings and property registration.

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

Availability and cost of financing

Like other property developers, we require substantial capital investment for the acquisition of land use rights and the construction of our projects. Our ability to secure financing for such purposes affects the number of projects we are able to develop at any time. On January 18, 2010, the PBOC decided to tighten the credit supply by increasing the reserve requirement ratio for commercial banks by 0.5%, which was the first increase since June 2008. As of March 25, 2011, the PBOC raised the reserve requirement ratio for large commercial banks by 0.5% to 20%, and small and middle sized financial institutions by 0.5% to 16.5% and on June 20, 2011, the reserve requirement ratio was raised to its peak of 21.5% for large commercial banks and 18% for small and middle sized financial institutions. As of May 18, 2012, the reserve requirement ratios have been reduced to 20.0% for large commercial banks and 16.5% for small and middle sized financial institutions. Notwithstanding such reduction in requirement amount, the overall increases in the reserve requirement ratio will reduce the amount of commercial bank credit available to businesses in China and may affect our ability to obtain sufficient funding from banks to finance our business expansion. The cost of our financing also affects our operating results. We typically obtain bank borrowings for up to 65% of the cost of our land use rights to fund PRC project developments after we receive the required permits. Interest rates on our commercial bank borrowings vary and are linked to benchmark lending rates published by the PBOC, which fluctuate from time to time. In 2007, we issued US$75 million principal amount of floating rate notes, which bore interest at a variable rate based on LIBOR plus 6.8% per annum, and US$25 million principal amount of convertible notes, which bore interest at 2% per annum. These notes were paid in full in April 2010, at which time we issued US$40 million principal amount of a 3-year term guaranteed senior secured note (the “Guaranteed Senior Secured Note”) which bore interest at 15.6% per annum. The Guaranteed Senior Secured Note was paid in full prior to its maturity on April 15, 2013. In 2013, we issued US$200,000,000 aggregate principal amount of our May 2018 Senior Secured Notes which bear interest at a rate of 13.25%. We issued and sold the 5% Convertible Note in the aggregate principal amount of US$75,761,009. We also issued US$200,000,000 aggregate principal amount of our June 2019 Senior Secured Notes which bear interest at 13% per annum. In 2013, we also obtain borrowings from trust company and asset management corporation, with interest rates up to 12.41%. We expect our interest costs to fluctuate in future periods as a result of changes in interest rates and the amount of our outstanding borrowings.

Acquisition of land use rights or title to properties in target markets

Our business model depends to a large extent on our ability to acquire land use rights for development sites and proceed quickly with construction to shorten our development cycle. As a consequence, we are frequently surveying the market for attractive development opportunities in our target cities. Under current regulations and market practice, land use rights for residential development purposes in China may be acquired from local governments through a competitive auction or other bidding process, in which the minimum reserve price is determined based on the appraised value. Land use rights may also be acquired in the secondary markets. We have also commenced utilizing a negotiated land acquisition model, which involves deposits on certain lands that we are most interested in acquiring, which we believe will improve our chances of successfully acquiring desired land. For a description of this model, see " ITEM 4. INFORMATION ON THE COMPANY - B. Business Overview - Our Property Development Operations in China." Land use rights prices vary significantly from city to city.

Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites in Tier II and Tier III cities increases, the auction mechanism tends to lead to higher prices. In 2011, 2012 and 2013, land use rights costs, including auction price and taxes, constituted 36.9%, 37.5% and 37.5%, respectively, of our costs of revenue. In late 2009, land use rights costs started to increase slightly again due to the recovery of the real estate market in China and sudden rise in housing prices in certain cities. However, since the fourth quarter of 2011, land use rights costs started to decrease slightly due to lower demand in the real estate market. During 2013, we incurred an aggregate of US$625.6 million for land acquisitions in China, including deposits for potential acquisitions under the negotiated land acquisition model. During 2013, we did not purchase any new property in U.S.

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

Our execution capability to support business expansion

Since 2006, we have been expanding our residential property development operations from Zhengzhou in Henan Province into other Tier II and Tier III cities, including Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, and Suzhou, Kunshan and Xuzhou in Jiangsu Province. We plan to expand into additional Tier II and Tier III cities as suitable opportunities arise. The development of real estate projects across additional Tier II and Tier III cities will impose significant demand on our management and other operational resources. Moreover, we will face increased competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of our Tier II and Tier III cities has its own market conditions, customer requirements and local regulations related to the real estate industry. In addition, while our primary focus continues to be residential real estate markets in the Tier II and Tier III cities in China, we have expanded into the U.S. market and secured three real estate projects in the U.S. in 2012. Our expansion in the U.S. market, which is significantly different from China in terms of market conditions, regulatory compliance requirement and customers, imposes significant demands on our management and other operational resources. The success of our business expansion depends on our ability to develop, market and deliver quality development projects on time. In addition, the progress and costs of a development project can be adversely affected by many factors, such as delays in obtaining necessary licenses, permits or approvals from relevant government authorities, failure by local contractors to comply with our designs, specifications or standards, and disputes with our third-party contractors. As we are not permitted to commence pre-sales in China until we have reached certain milestones in the construction progress for a project, any significant delay in construction could restrict our ability to pre-sell our properties, which could extend the recovery period for our investments. This, in turn, could have an adverse effect on our cash flow, investment returns, results of operations and financial position.

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

	Year Ended December 31,
	2011		2012		2013
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)

Real estate sales	673,381	98.0	898,049	98.2	874,926	97.4

Real estate leasing	2,834	0.4	3,254	0.4	5,990	0.7

Other revenue	11,293	1.6	13,496	1.4	16,822	1.9
Total revenue	687,508	100.0	914,799	100.0	897,738	100.0

The impact of foreign exchange rate variances on the reported revenues in U.S. dollars was a favorable 1.8% for the year ended December 31, 2013, compared to a favorable 2.3% for the year ended December 31, 2012. These variances were due to the fact that the appreciation of the RMB versus the U.S. dollar during 2013 was lower as compared to that during 2012.

Real Estate Sales

Real estate sales represent revenues from the sales of residential properties we develop and acquire. Throughout this annual report, real estate sales are stated net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$40.3 million, US$54.4 million and US$52.1 million for 2011, 2012 and 2013, respectively.

In the years ended December 31, 2011, 2012 and 2013, we recognized all our real estate sales revenues in China under the percentage of completion method. For the years ended December 31, 2012 and 2013, we had three projects in the U.S. All the revenues related to these projects in the U.S. were recognized under the full accrual method.

Our real estate sales revenue for 2013 decreased mainly due to lower percentage of completion from two of our major development projects, Suzhou Xin City and Xuzhou Colorful City, each of which launched in the third and fourth quarters of 2013, respectively, compared to a higher percentage of completion of more mature development projects in their near completion stage resulting in higher revenue in 2012.

Real Estate Leasing

Real estate leasing revenues represent the income from the rental of ancillary facilities, including a retail property, parking facilities, kindergartens, elementary schools, and clubhouses in a number of our developments.

Other Revenue

Other revenue consists primarily of fees received for our property management services, landscaping and computer network engineering and other real estate-related services that we provide to residents and purchasers of our residential units.

Costs of Revenues

The following table sets forth a breakdown of our costs of revenues for the period indicated.

	Year Ended December 31,
	2011		2012		2013
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)

Cost of real estate sales
Land use rights costs	180,025	36.9	237,965	37.5	224,450	37.5
Construction costs	297,116	60.9	373,605	58.9	366,486	61.2
Total cost of real estate sales	477,141	97.8	611,570	96.4	590,936	98.7

Cost of real estate leasing	1,132	0.2	1,543	0.2	1,596	0.3
Other costs	9,504	2.0	21,650	3.4	6,208	1.0
Total costs of revenues	487,777	100.0	634,763	100.0	598,740	100.0

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

Land use rights cost. Land use rights costs include the amount we pay to acquire land use rights for our property development sites in China, plus taxes, and the amount we pay to acquire land for our property development in the U.S., plus taxes. We acquire our development sites in the PRC mainly by auctions of government land and direct negotiation. We acquire our development sites or land held for sale in the U.S. generally through off-market transactions, including resale and distressed sales. Our land use rights costs for different projects vary according to the size and location of the site and the minimum reserve price for the site, all of which are influenced by government policies, as well as prevailing market conditions. Our land use rights costs have increased in the past few years due to several factors including geographic expansion into certain higher priced markets, generally rising prices in each of our served markets, and increased competition from a growing number of bidders at government land auctions.

Construction costs. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for fixed or capped payments which cover substantially all labor, materials, fittings and equipment costs, subject to adjustments for certain prescribed contingencies, such as design changes during the construction process or changes in government-suggested steel prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we directly purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$26.5 million, US$19.7 million and US$28.0 million for 2011, 2012 and 2013, respectively.

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

Our determination of fair value requires discounting the estimated cash flow at a rate commensurate with the inherent risk associated with the assets and related estimated cash flow. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows. In accordance with our accounting policies, we consider on a quarterly basis whether indicators of impairment of long-lived assets are present. See also “-Critical Accounting Policies” for our policy on impairment of long-lived assets.

For the years ended December 31, 2011, 2012 and 2013 we did not recognize any impairment for our active projects, consisting of projects under construction or planning or held for sale.

Cost of Real Estate Leasing

Our cost of real estate leasing consists primarily of depreciation expenses and maintenance expenses associated with the leased properties. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of our properties held for lease are 20-60 years.

Other Costs

Other costs represent costs incurred in connection with the property management and real estate services that we provide to residents and purchasers of our residential units.

Selling and Distribution Expenses

Our selling and distribution expenses include:

•	advertising and promotion expenses, such as print advertisement costs, billboard and other display advertising costs, and costs associated with our showrooms and illustrative units;

•	sales and marketing staff costs, which consist primarily of salaries and welfares;

•	for 2013, agency commissions of approximately 1.0% of contracted sales on outsourced project sales; and

•	other related expenses.

As of December 31, 2013, we employed 54 full-time sales and marketing personnel. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

•	staff salaries and benefits, quarterly and annual bonuses, and stock-based compensation;

•	traveling and office expenses;

•	professional fees, such as audit and legal fees; and

•	other expenses.

Interest Income

Interest income represents interest earned on our bank balances.

Interest Expenses

Interest expenses include (i) interest paid on our bank borrowings and other indebtedness, mainly including our US$200 million principal amount of our May 2018 Senior Secured Notes in May 2013, US$75.7 million principal amount of our Convertible Note issued in September 2013 and US$200 million principal amount of our June 2019 Senior Secured Notes issued in December 2013, as well as our Guaranteed Senior Secured Note issued in April 2010, (ii) amortization of debt issuance cost, (iii) accretion of discount from embedded derivatives,(iv) interest expense on corporate aircraft capital lease.

Except for US$10 million US$ denominated borrowing from ICBC (Thai) Public Company Limited and the US$25 million US$ denominated borrowing from Agricultural Bank of China (Singapore), all of our bank borrowings are granted by PRC commercial banks and denominated in RMB. Interest rates on our long-term PRC bank borrowings are typically variable and linked to benchmark rates published by the PBOC. Our weighted average interest rate on short-term bank loans as of December 31, 2013 was 7.2%. As of December 31, 2013, the PBOC benchmark rate for a one-year loan was 6.00% per annum and those for loans of more than one year ranged from 6.15% to 6.55% per annum. The abovementioned two bank borrowings from oversea branches of PRC banks are secured by RMB deposits in PRC banks’ local branches and bear interest rates ranging from LIBOR plus 2.0% to LIBOR plus 2.4%.

The May 2018 Senior Secured Notes in the principal amount of US$200 million bear interest at the fixed rate of 13.25% per annum. The Convertible Note in the principal amount of US$75.7 million bears interest at the fixed rate of 5.0% per annum. The June 2019 Senior Secured Notes in the principal amount of US$200 million bear interest at the fixed rate of 13.0% per annum. The Guaranteed Senior Secured Notes in the principal amount of US$40 million which was repaid in April 2013 bore interest at the fixed annual rate of 15.6%.

For the year ended December 31, 2013, out of US$38.2 million total interest expenses incurred, US$16.9 million was charged to the current year Statement of Comprehensive Income, as the interest charged did not qualify for capitalization under U.S. GAAP.

Share of loss in Equity Investee

On October 22, 2013, Xinyuan’s wholly owned subsidiary, Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”), signed an agreement to acquire the 51% equity interest in Shaanxi Zhongmao Economy Development Co., Ltd (“Shaanxi Zhongmao”) as an equity investee company. The investment amounted to RMB37.0 million, equivalent to US$6.1 million as of the contract date. For the year ended December 31, 2013, the investee recognized loss of US$0.2 million. Our share of the loss of the equity investee was US$0.1 million. Pursuant to the Shaanxi Zhongmao joint venture agreement, the Group will acquire the remaining 49% equity interest of Shaanxi Zhongmao if the joint venture is successful in securing land use rights. The Group has the option not to acquire the remaining 49% of equity interest on certain conditions.

Income Taxes

The following table sets forth the components of income taxes for the periods indicated.

	Year Ended December 31,
	2011		2012		2013
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Corporate income tax	27,163	46.3	51,183	69.0	68,626	82.0
Land appreciation tax	25,582	43.7	25,391	34.2	36,728	43.9
Deferred tax expense (benefit)	5,892	10.0	(2,399)	(3.2)	(21,694)	(25.9)
Income taxes	58,637	100.0	74,175	100.0	83,660	100.0

For an explanation of deferred tax expense (benefit), see Notes 2(t) and 14 of the consolidated financial statements included elsewhere in this annual report on Form 20-F. For a discussion of corporate income tax and land appreciation tax, see below.

Corporate Income Tax and Unrecognized Tax Benefit

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

People’s Republic of China

In general, enterprises in the PRC are subject to income tax at a statutory rate of 25%. For our subsidiaries located in Shandong, Jiangsu, Anhui, Henan and Sichuan provinces, income tax is levied at the statutory rate of 25% on income as reported in the statutory financial statements after appropriate tax adjustments except in 2009 and 2010, in accordance with local provisional tax regulations in Henan province, the local tax authority in Zhengzhou determined that the taxable income of our PRC subsidiaries in Henan province should be deemed from 12% to 20% of their total cash receipts from sales of residential units. Total cash receipts include cash receipts proceeds from pre-sales of our properties that are recorded as customer deposits, which partly comprise mortgage loan proceeds received in our account from mortgage lending banks. In addition, the local tax authority of Zhengzhou city approved the application of the deemed profit method for the CIT settlement of Zhengzhou Modern City project in 2013. We have made full provision for the corporate income tax, or CIT, payable by our PRC subsidiaries based on the statutory income tax rate of 25%, after appropriate adjustments to our taxable income used in the calculation. The difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis had been treated as an unrecognized tax benefit under ASC 740-10 “ Income Tax ”, or ASC 740-10, which has a balance of US$16.3 million as of December 31, 2013. The current year movement in ASC 740-10 liability of US$8.8 million, was recognized as a reduction of unrecognized tax benefits due to expiration of a five year statute of limitations period in Henan Xinyuan Real Estate Co,. Ltd. The addition of US$16.3 million in 2013 mainly relates to the application of the deemed profit method by the local tax authority of Zhengzhou city related to the Zhengzhou Modern City project upon completion of the development project.

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

On April 6, 2012, Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd., which developed International Plaza was liquidated See Note 14 of the consolidated financial statements included elsewhere in this annual report. During the liquidation process, the Zhengzhou branch of the federal tax bureau performed an assessment on the sufficiency of taxes paid, including LAT. There was no additional tax adjustment assessed by the Zhengzhou branch of the federal tax bureau and the Group received a tax clearance certificate confirming that there was no underpayment of taxes as of April 6, 2012. Based on the above, management performed a reassessment and concluded that the likelihood of the federal tax bureau overturning the deemed profit method approved by the local tax bureau is only reasonably possible, and accordingly reversed the LAT liability accrued for these three projects totaling US$22.8 million as of June 30, 2012.

We have recorded a provision for LAT on the remaining projects completed since the date of incorporation. For the remaining projects, we have also accrued all LAT payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws, less amounts previously paid under the levy method applied by relevant local tax authorities.

Share-based compensation expense

We have two share-based compensation plans, our 2007 equity incentive plan and our 2007 long-term incentive plan. Under our 2007 equity incentive plan, we granted share option awards for an aggregate of 6,802,495 common shares at a weighted average exercise price of US$1.08 on August 11, 2007. Under our 2007 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10,000,000 common shares. As of December 31, 2013, we have granted options and restricted stock awards to acquire up to 13,189,604 common shares. We charged compensation cost of US$1.7 million, US$2.2 million and US$0.7 million as of December 31, 2011, December 31, 2012 and December 31, 2013 in the general and administrative expenses. For a description of the grants under each of the plans, see Note 15 of the consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents a summary of our consolidated statements of comprehensive income by amount and as a percentage of our total revenue during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2011		2012		2013
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue	687,508	100.0	914,799	100.0	897,738	100.0
Costs of revenue	(487,777)	(70.9)	(634,764)	(69.4)	(598,740)	(66.7)

Gross profit	199,731	29.1	280,035	30.6	298,998	33.3
Selling and distribution expenses	(16,209)	(2.4)	(17,942)	(2.0)	(20,725)	(2.3)
General and administrative expenses	(27,231)	(4.0)	(38,829)	(4.2)	(64,498)	(7.2)

Operating income	156,291	22.7	223,264	24.4	213,775	23.8
Interest income	5,294	0.8	9,019	1.0	11,682	1.3
Interest expense	-	-	-	-	(16,863)	(1.9)
Exchange gains	57	-	-	-	-	-
Other income	-	-	-	-	1,539	0.2
Share of loss in an equity investee	-	-	-	-	(117)	-
Income from operations before income taxes	161,642	23.5	232,283	25.4	210,016	23.4
Income taxes	(58,637)	(8.5)	(74,175)	(8.1)	(83,660)	(9.3)
Net income	103,005	15.0	158,108	17.3	126,356	14.1
Net income attributable to non-controlling interest	(707)	(0.1)	(1,110)	(0.1)	-	-
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	102,298	14.9	156,998	17.2	126,356	14.1

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenue

Revenue decreased by US$17.1 million, or 1.9%, to US$897.7 million for the year ended December 31, 2013 from US$914.8 million for the year ended December 31, 2012.

Real estate sales

Revenue from real estate sales decreased by US$23.1 million, or 2.6%, to US$874.9 million for the year ended December 31, 2013 from US$898.0 million for the year ended December 31, 2012, mainly due to lower percentage of completion from two of our major development projects, Suzhou Xin City and Xuzhou Colorful City, each of which launched in the third and fourth quarters of 2013 respectively, compared to a higher percentage of completion of more mature development projects in their near completion stage resulting in higher revenue in 2012.

Full accrual method revenues

Revenue from the sale of properties where the construction period, the period from the construction permit award date to the unit delivery date, is expected to be 12 months or less, or the construction period is expected to be longer than 12 months and sales prices are not certain to be collected, is recognized by the full accrual method when the sale is consummated and the unit has been delivered. Revenue from properties held for sale is recognized by the full accrual method at the time of the closing of an individual unit sale, when title to the property is transferred to the buyer. A sale is considered to be consummated when the parties are bound by the terms of a contract, all consideration has been exchanged, any permanent financing of which we are responsible has been arranged, all conditions precedent to closing have been performed, we do not have substantial continuing involvement with the property, and the usual risks and rewards of ownership have been transferred to the buyer. In addition, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, must not be subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

Revenues related to the projects in the U.S. are recognized under the full accrual method. For the year ended December 31, 2012, revenue was recognized in the amount of US$8.2 million for the sale of several parcels of the Northern Nevada Land Portfolio. For the year ended December 31, 2013, revenue was recognized in the amount of US$1.2 million for the resale of several parcels of the Northern Nevada Land Portfolio and US$5.4 million for the sale of 7 of 15 finished condominium units located in Irvine, California.

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

Due to PRC restrictions of mortgages to second home buyers, we introduced seller-financed contract arrangements in the third quarter of 2011. In the second half of 2012, execution of seller-financed contracts dropped significantly. From the fourth quarter of 2012, we stopped offering seller-financed contracts to second home buyers. Under these seller-financed contract arrangements, the buyer paid purchase price for the residential unit in installment payments ranging from six months to two years with the final payment to be made 30 days prior to the delivery of the property. These contracts generally required a 10% down payment upon the contract execution date, the second payment of 20% within 30 days, a third payment of 30% to 40% six months after the contract date, and the final 30% to 40% payment 30 days before delivery.

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

The following table sets forth the percentage of completion, the percentage sold and related revenues for our projects recognized under the percentage of completion method in China and our project recognized under full accrual method in the U.S. for the year ended December 31, 2012 and 2013:

Project	Total GFA	Percentage Complete as of December 31, (1)		Percentage Sold (2) Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2012	2013	2012	2013	2012		2013
	m²	%	%	%	%	US$	%(3)	US$	%(4)
Chengdu Segment
Chengdu Xinyuan Splendid I	231,032	97.7	100.0	96.7	99.6	19,851,398	2.2	9,162,240	1.0
Chengdu Xinyuan Splendid II	217,010	98.6	100.0	99.8	99.9	65,521,571	7.3	4,326,881	0.5
Jiangsu Segment
Suzhou International City Garden	204,882	99.3	100.0	99.1	99.2	106,430,073	11.9	2,721,750	0.3
Suzhou Lake Splendid	198,113	100.0	100.0	99.7	99.8	523,496	0.1	130,895	0.0
Suzhou Colorful Garden	81,505	99.9	100.0	99.4	100.0	911	0.0	844,856	0.1
Kunshan International City Garden	497,941	97.9	100.0	88.4	98.0	132,924,248	14.8	70,951,831	8.1
Xuzhou Colorful Garden	101,821	98.6	100.0	94.4	98.4	15,553,071	1.7	6,279,159	0.7
Suzhou Xin City	126,824	-	63.6	-	62.4	-	-	66,948,147	7.7
Kunshan Royal Palace	288,404	-	35.9	-	12.6	-	-	21,560,577	2.5
Xuzhou Colorful City	129,252	-	40.4	-	22.5	-	-	16,787,675	1.9
Shandong Segment
Jinan Elegant Scenery	100,386	100.0	100.0	100.0	100.0	-	-	-	-
Jinan International City Garden	264,282	99.7	100.0	99.2	99.7	206,356	-	2,411,279	0.3
Jinan Xinyuan Splendid	565,356	70.7	83.6	39.4	79.5	138,914,264	15.5	288,099,731	32.9
Henan Segment
Zhengzhou Xinyuan Colorful Garden	191,891	99.8	100.0	99.7	99.8	5,891,709	0.7	326,803	-
Zhengzhou Finance Square	67,225	100.0	100.0	100.0	97.5	1,316,056	0.1	(1,413,016)	(0.2)
Zhengzhou Modern City	226,425	98.8	100.0	97.0	99.3	120,490,204	13.4	10,754,160	1.2
Zhengzhou Royal Palace	132,238	71.6	89.0	67.8	98.2	78,120,751	8.7	86,778,947	9.9
Zhengzhou International City Garden	280,748	N/A	100.0	N/A	100.0	772,959	0.1	1,496,507	0.2
Zhengzhou Yipin Xiangshan Phase I	94,249	99.0	100.0	100.0	100.0	1,821,400	0.2	1,418,636	0.2
Zhengzhou Yipin Xiangshan Phase II	198,192	91.9	96.2	94.3	99.6	98,395,101	11.0	22,335,194	2.6
Zhengzhou Century East A	77,341	77.7	95.0	15.6	95.8	7,460,779	0.8	94,837,403	10.8
Zhengzhou Century East B	166,497	81.3	97.2	74.5	99.3	95,597,826	10.6	86,197,193	9.9
Zhengzhou Xin City	185,040	-	59.0	-	41.7	-	-	75,355,804	8.6
Anhui Segment
Hefei Wangjiang Garden	145,455	100.0	100.0	100.0	100.0	52,228	-	(512)	-
Beijing Segment
Beijing Xindo Park	132,365	-	55.8	-	-	-	-	-	-
US Segment
Northern Nevada Land Portfolio(5)	N/A	N/A	N/A	N/A	N/A	8,204,121	0.9	1,200,000	0.1
Lennox Project(6)	N/A	N/A	N/A	N/A	N/A	-	-	5,414,490	0.7
Total	4,904,474					898,048,522	100.0	874,926,633	100.0

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

(5)   Northern Nevada Land Portfolio is a land portfolio, comprised of 325 finished lots and 185 acres of undeveloped land, at eight sites, in the northern Nevada region near Reno-Spark metropolitan area. We had an opportunity to promptly resell several parcels and recognized revenue in the amount of US$8.2 million as of December 31, 2012 and US$1.2 million as of December 31, 2013.

(6)   The finished condominium project is located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters out of the total 72 units from a major U.S. developer in August 2012. We resold 7 of 15 finished condominium units and recognized revenue in the amount of US$5.4 million as of December 31, 2013.

The following table sets forth the square meters sold and average selling price per square meter by each project, each reportable segment and on a consolidated basis for the year ended December 31, 2012 and 2013.

	Year Ended December 31,
	2012			2013
Project	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m²	US$/m²	US$	m²	US$/m²
Chengdu region
Chengdu Xinyuan Splendid I	14,348,067	14,999	957	5,274,947	4,339	1,216
Chengdu Xinyuan Splendid II	56,080,806	51,220	1,095	1,253,918	553	2,267
Total	70,428,873	66,219	1,064	6,528,865	4,892	1,335
Jiangsu region
Suzhou International City Garden	110,551,485	67,162	1,646	460,689	258	1,786
Suzhou Lake Splendid	554,519	356	1,557	138,655	133	1,043
Suzhou Colorful Garden	-	-	-	806,663	429	1,880
Suzhou Xin City	-	-	-	111,457,813	81,938	1,360
Kunshan International City Garden	97,549,949	77,040	1,266	55,235,471	35,463	1,558
Kunshan Royal Palace	-	-	-	63,574,363	42,515	1,495
Xuzhou Colorful Garden	(714,575)	(667)	1,071	2,153,711	1,696	1,270
Xuzhou Colorful City	-	-	-	44,564,927	31,306	1,424
Total	207,941,378	143,891	1,445	278,392,292	193,738	1,437
Shandong region
Jinan Elegant Scenery	-	-	-	-	-	-
Jinan International City Garden	434,716	-	-	1,604,109	611	2,625
Jinan Xinyuan Splendid	180,881,593	139,190	1,300	316,310,999	226,094	1,399
Total	181,316,309	139,190	1,303	317,915,108	226,705	1,402
Henan region
Zhengzhou Xinyuan Colorful Garden	6,624,177	3,750	1,766	-	-	-
Zhengzhou Royal Palace	100,838,185	60,377	1,670	79,929,463	49,686	1,609
Zhengzhou Finance Square	1,394,398	443	3,148	-	-	-
Zhengzhou Modern City	52,814,622	30,752	1,717	7,005,287	2,542	2,756
Zhengzhou Yipin Xiangshan Phase I	351,293	-	-	516,492	262	1,971
Zhengzhou Yipin Xiangshan Phase II	87,851,958	73,768	1,191	8,645,072	4,976	1,737
Zhengzhou Century East A	17,467,365	12,472	1,401	102,535,765	62,247	1,647
Zhengzhou Century East B	108,769,164	81,656	1,332	63,579,814	35,197	1,806
Zhengzhou Xin City	-	-	-	135,350,137	85,313	1,587
Total	376,111,162	263,218	1,429	397,383,538	240,223	1,654
Anhui region
Hefei Wangjiang Garden	55,446	-	-	-	-	-
Grand Total	835,853,168	612,438	1,365	1,000,219,803	665,558	1,503

The total square meters sold increased to 665,558 square meters for the year ended December 31, 2013 from 612,438 square meters for the year ended December 31, 2012. The increase was mainly due to the impact of sales of units in eight projects, Zhengzhou Royal Palace, Jinan Xinyuan Splendid and Zhengzhou Century East B launched in 2011, Zhengzhou Century East A launched in 2012, and Zhengzhou Xin City, Suzhou Xin City, Xuzhou Colorful City and Kunshan Royal Palace launched in 2013. The overall aggregate average selling price per square meter for the year ended December 31, 2013 increased to US$1,503 from US$1,365 for the year ended December 31, 2012 primarily due to the selling price increases in a positive market environment. However, the total revenues decreased by 1.9% to US$897.7 million from US$914.8 million in 2012 mainly due to lower percentage of completion from two of our major development projects, Suzhou Xin City and Xuzhou Colorful City, each of which launched in the third and fourth quarters of 2013 respectively, compared to a higher percentage of completion of more mature development projects in their near completion stage resulting in higher revenue in 2012.

Chengdu region. The square meters in this region sold for the year ended December 31, 2013 decreased to 4,892 square meters from 66,219 square meters for the year ended December 31, 2012, primarily due to a reduction in saleable units of Chengdu Xinyuan Splendid I and Chengdu Xinyuan Splendid II. The average selling price per square meter for the year ended December 31, 2013 increased slightly to US$1,335 from US$1,064 for the year ended December 31, 2012.

Jiangsu region. The square meters sold for the year ended December 31, 2013 increased to 193,738 square meters from 143,891 square meters for the year ended December 31, 2012, mainly due to increased sales of Suzhou Xin City, Kunshan Royal Palace and Xuzhou Colorful City which were launched in 2013 and partially offset by the winding down of sales activities at Kunshan International City Garden. The average selling price per square meter for the year ended December 31, 2013 slightly decreased to US$1,437 from US$1,445 for the year ended December 31, 2012.

Shandong region. The square meters sold for the year ended December 31, 2013 increased to 226,705 square meters from 139,190 square meters for the year ended December 31, 2012, due to increased sales of Jinan Xinyuan Splendid. The average selling price per square meter for the year ended December 31, 2013 increased to US$1,402 from US$1,303 for the year ended December 31, 2012, primarily due to the selling price increases in a positive market environment.

Henan region. The square meters sold for the year ended December 31, 2013 decreased to 240,223 square meters from 263,218 square meters for the year ended December 31, 2012, mainly due to increased sales of Zhengzhou Xin City which commenced sales in September 2013 and partially offset by the winding down of sales activities at Modern City and Yipin Xiangshan Phase II. The average selling price per square meter for the year ended December 31, 2013 increased to US$1,654 from US$1,429 for the year ended December 31, 2012, primarily due to the selling price increases in a positive market environment.

Anhui region. The only formerly active project in Anhui region, Hefei Wangjiang Garden was completely sold out by the end of 2009.

Real estate leasing

Real estate leasing income increased by US$2.7 million, or 84.1% to US$6.0 million for the year ended December 31, 2013 from US$3.3 million for the year ended December 31, 2012. The increase mainly resulted from lease income related to parking facilities at most of our PRC properties, supplemented by the launch of a retail property launched in 2013.

Other revenue

Other revenue increased by US$3.3 million, or 24.4%, to US$16.8 million for the year ended December 31, 2013 from US$13.5 million for the year ended December 31, 2012. The increase primarily resulted from expanded operations from our property management services.

Costs of revenue

Costs of revenue decreased by US$36.1 million, or 5.7%, to US$598.7 million for the year ended December 31, 2013 from US$634.8 million for the year ended December 31, 2012, generally in line with our revenue decreases.

Cost of real estate sales

Cost of real estate sales decreased by US$20.7 million, or 3.4%, to US$590.9 million for the year ended December 31, 2013 from US$611.6 million for the year ended December 31, 2012. Total land use rights cost decreased by US$13.5 million, or 5.7%, from US$238.0 million (37.5% of cost of real estate sales) for the year ended December 31, 2012 to US$224.5 million (37.5% of cost of real estate sales) for the year ended December 31, 2013, primarily due to decreased sales of properties. The construction cost, including capitalized interest, decreased by US$7.1 million, or 1.9%, to US$366.5 million for the year ended December 31, 2013 from US$373.6 million for the year ended December 31, 2012.

Cost of real estate leasing

Cost of real estate leasing increased by US$0.1 million, or 6.6%, to US$1.6 million for the year ended December 31, 2013 from US$1.5 million for the year ended December 31, 2012 due to Xinyuan Priority Lifestyle Shopping Center formally opened in September 2013.

Other costs

Other costs decreased by US$15.5 million, or 71.4%, to US$6.2 million for the year ended December 31, 2013 from US$21.7 million for year ended December 31, 2012 due to reimbursements of late delivery penalties from our contractors.

Gross profit

Gross profit increased by US$19.0 million, or 6.8%, to US$299.0 million for the year ended December 31, 2013 from US$280.0 million for the year ended December 31, 2012. Gross profit margin was 33.3% for the year ended December 31, 2013 compared to 30.6% for the year ended December 31, 2012. The increase of gross profit rate was primarily due to achievement in cost savings through final contractor settlements on our Chengdu Splendid II, Zhengzhou Modern City and Zhengzhou Yipin Xiangshan Phase II projects. These mature projects were near completion and we had reached favorable settlements with contractors. We also increased total project revenue estimates on the Jinan Xinyuan Splendid and Zhengzhou Century East A & B projects to reflect higher than expected selling prices in recent quarters.

Selling and distribution expenses

Selling and distribution expenses increased by US$2.8 million, or 15.6%, to US$20.7 million for the year ended December 31, 2013 from US$17.9 million for the year ended December 31, 2012. The increase was primarily due to a US$2.2 million increase in advertising and promotion expenses for new project launched. As a percentage of revenue, selling and distribution expenses was 2.3% for the year ended December 31, 2013 compared to 2.0% for the year ended December 31, 2012. As revenue expands in the future, we expect selling and distribution expenses as a percentage of revenue to be flat.

General and administrative expenses

General and administrative expenses increased by US$25.7 million, or 66.1% to US$64.5 million for the year ended December 31, 2013 from US$38.8 million for the year ended December 31, 2012. The increase was primarily due to a raise in salary, welfare and bonus expenses of US$18.4 million due to headcount increases for business development and regional expansion, and special bonuses paid during the year. The increase in general expenses was also attributable to US$2.8 million of increment in office rental, communication, and travelling expense. An increase in consulting and recruiting fees of US$3.4 million in this account was also in line with the noticeable headcount addition and business development.

As a percentage of revenue, general and administrative expenses were 7.2% for the year ended December 31, 2013, compared to 4.2% for the year ended December 31, 2012.

Interest income

Interest income was US$11.7 million for the year ended December 31, 2013, compared to US$9.0 million for the year ended December 31, 2012. The increase in interest income mainly resulted from the increase in the average cash balance.

Interest expenses

For the year ended December 31, 2013, out of total interest costs incurred, US$16.9 million was charged to current year Statement of Comprehensive Income, due to non-qualification of U.S. GAAP interest capitalization rule. Total gross interest costs incurred amounted to US$38.2 million for the year of 2013, including US$36.5 million of interest on loans and notes, US$0.3 million of accretion of discount from embedded derivatives, US$0.6 million of amortization of debt issuance costs and US$0.8 million of amortization of aircraft finance lease related interest.

All interest costs were capitalized for the year ended December 31, 2012. Total gross interest costs incurred amounted to US$19.7 million for the year of 2012, including US$18.4 million of interest on loans, US$1.0 million of accretion of discount arising from warrants associated with the Guaranteed Senior Secured Note, and US$0.3 million of amortization of debt issuance costs.

Exchange gains

For the year ended December 31, 2013 and 2012, we recorded nil unrealized foreign exchange gain.

Income taxes

Income taxes increased by US$9.5 million, or 12.8%, to US$83.7 million for the year ended December 31, 2013 from US$74.2 million for the year ended December 31, 2012 mainly due to the US$22.8 million one-time LAT tax reversal of previously accrued liabilities in 2012.

Our effective tax rate increased to 39.8% for the year ended December 31, 2013, from 31.9% for the year ended December 31, 2012. The lower rate in 2012 was mainly due to the US$22.8 million one-time LAT tax reversal of previously accrued liabilities, partially offset by an unfavorable accrual of US$13.7 million LAT relating to the tax bureau disallowance of our car park cost allocations.

Net income attributable to our shareholders

Net income decreased by US$30.6 million to US$126.4 million for the year ended December 31, 2013, from US$157.0 million for the year ended December 31, 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue

Revenue increased by US$227.3 million, or 33.1%, to US$914.8 million for the year ended December 31, 2012 from US$687.5 million for the year ended December 31, 2011.

Real estate sales

Revenue from real estate sales increased by US$224.6 million, or 33.4%, to US$898.0 million for the year ended December 31, 2012 from US$673.4 million for the year ended December 31, 2011, mainly due to the impact of sales of units in four projects launched in 2011, Zhengzhou Royal Palace, Jinan Xinyuan Splendid, Zhengzhou Century East B and Kunshan International City Garden and the project launch and commencement of sales in our Zhengzhou Century East A project, which we launched in 2012. This more than offset the negative impact of new government mandates affecting the availability of mortgage financing in 2011 and 2012.

Full accrual method revenues

Revenue from the sale of properties where the construction period, the period from the construction permit award date to the unit delivery date, is expected to be 12 months or less, or the construction period is expected to be longer than 12 months and sales prices are not certain to be collected, is recognized by the full accrual method when the sale is consummated and the unit has been delivered. Revenue from properties held for sale is recognized by the full accrual method at the time of the closing of an individual unit sale, when title to the property is transferred to the buyer. A sale is considered to be consummated when the parties are bound by the terms of a contract, all consideration has been exchanged, any permanent financing of which we are responsible has been arranged, all conditions precedent to closing have been performed, we do not have substantial continuing involvement with the property, and the usual risks and rewards of ownership have been transferred to the buyer. In addition, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, must not be subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

Revenues related to the projects in the U.S. are recognized under the full accrual method. For the years ended December 31, 2011, no revenues were recognized under the full accrual method. For the year ended December 31, 2012, revenue was recognized in the amount of US$8.2 million for the resale of several parcels of the Northern Nevada Land Portfolio.

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

Due to PRC restrictions of mortgages to second home buyers, we introduced seller-financed contract arrangements in the third quarter of 2011. In the second half of 2012, execution of seller-financed contracts dropped significantly. From the fourth quarter of 2012, we stopped offering seller-financed contracts to second home buyers. Under these seller-financed contract arrangements, the buyer paid the purchase price for the residential unit in installment payments ranging from six months to two years with the final payment to be made 30 days prior to the delivery of the property. These contracts generally required a 10% down payment upon the contract execution date, the second payment of 20% within 30 days, a third payment of 30% to 40% six months after the contract date, and the final 30% to 40% payment 30 days before delivery.

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
U.S. Segment
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

	Year Ended December 31,
	2011			2012
Project	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m²	US$/m²	US$	m²	US$/m²
Chengdu region
Chengdu Xinyuan Splendid I	28,357,878	28,006	1,013	14,348,067	14,999	957
Chengdu Xinyuan Splendid II	83,615,825	77,403	1,080	56,080,806	51,220	1,095
Total	111,973,703	105,409	1,062	70,428,873	66,219	1,064
Jiangsu region
Suzhou International City Garden	63,349,025	36,134	1,753	110,551,485	67,162	1,646
Suzhou Lake Splendid	916,735	728	1,259	554,519	356	1,557
Suzhou Colorful Garden	648,099	384	1,688	-	-	-
Kunshan International City Garden	52,993,394	34,340	1,543	97,549,949	77,040	1,266
Xuzhou Colorful Garden	56,795,857	47,155	1,204	(714,575)	(667)	1,071
Total	174,703,110	118,741	1,471	207,941,378	143,891	1,445
Shandong region
Jinan Elegant Scenery	-	-	-	-	-	-
Jinan International City Garden	-	-	-	434,716	-	-
Jinan Xinyuan Splendid	118,242,633	85,953	1,376	180,881,593	139,190	1,300
Total	118,242,633	85,953	1,376	181,316,309	139,190	1,303
Henan region
Zhengzhou Xinyuan Colorful Garden	10,219,455	4,998	2,045	6,624,177	3,750	1,766
Zhengzhou Royal Palace	49,156,971	21,320	2,306	100,838,185	60,377	1,670
Zhengzhou Finance Square	271,820	-	-	1,394,398	443	3,148
Zhengzhou Modern City	89,568,692	58,408	1,533	52,814,622	30,752	1,717
Zhengzhou Yipin Xiangshan Phase I	4,990,399	2,949	1,692	351,293	-	-
Zhengzhou Yipin Xiangshan Phase II	132,929,557	119,193	1,115	87,851,958	73,768	1,191
Zhengzhou Century East A	-	-	-	17,467,365	12,472	1,401
Zhengzhou Century East B	65,329,740	48,765	1,340	108,769,164	81,656	1,332
Total	352,466,634	255,633	1,379	376,111,162	263,218	1,429
Anhui region
Hefei Wangjiang Garden	352,091	-	-	55,446	-	-
Grand Total	757,738,171	565,736	1,339	835,853,168	612,438	1,365

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

Costs of revenue

Costs of revenue increased by US$147.0 million, or 30.1%, to US$634.8 million for the year ended December 31, 2012 from US$487.8 million for the year ended December 31, 2011, generally in line with our revenue increases.

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

Discussion of Segment Operations

We consider each of our individual property developments as a discrete operating segment. As a presentation of segment information for each property development would not be meaningful, we have aggregated our segments into the following reporting segments: (i) property developments in Zhengzhou, Henan Province, (ii) property developments in Jinan, Shandong Province, (iii) property developments in Suzhou, Xuzhou and Kunshan, Jiangsu Province, (iv) property developments in Hefei, Anhui Province, (v) property developments in Chengdu, Sichuan Province (vi) property developments in Beijing, (vii) property developments in the U.S. and (viii) property management services and other real estate-related services we provide.

	For the Year Ended December 31,
	2011	2012	2013
	(US$ in thousands, except for percentages)

Zhengzhou, Henan
Total revenue	269,004	412,479	380,427
Total costs of revenue	(171,884)	(261,714)	(223,492)
Gross profit	97,120	150,765	156,935
Gross margin	36.1%	36.6%	41.3%
Operating income	75,335	125,280	116,978
Jinan, Shandong
Total revenue	60,976	139,363	290,792
Total costs of revenue	(48,595)	(112,125)	(220,700)
Gross profit	12,381	27,238	70,092
Gross margin	20.3%	19.5%	24.1%
Operating income	9,102	22,836	63,166
Suzhou, Kunshan and Xuzhou, Jiangsu
Total revenue	227,623	255,595	187,281
Total costs of revenue	(168,739)	(181,998)	(132,052)
Gross profit	58,884	73,597	55,229
Gross margin	25.9%	28.8%	29.5%
Operating income	50,956	63,541	43,463
Hefei, Anhui
Total revenue	332	52	-
Total costs of revenue	(122)	(51)	-
Gross profit	210	1	-
Gross margin	63.3%	1.9%	-
Operating income (loss)	133	(10)	(13)
Chengdu, Sichuan
Total revenue	118,790	85,832	13,672
Total costs of revenue	(89,129)	(61,184)	(3,164)
Gross profit	29,661	24,648	10,508
Gross margin	25.0%	28.7%	76.9%
Operating income	26,273	22,111	9,572
Beijing
Total revenue	-	-	-
Total costs of revenue	-	-	-
Gross profit	-	-	-
Gross margin	-	-	-
Operating loss	(1,529)	(2,133)	(6,671)
US
Total revenue	-	8,204	6,630
Total costs of revenue	-	(6,634)	(6,003)
Gross profit	-	1,570	627
Gross margin	-	19.1%	9.5%
Operating income(loss)	-	718	(733)
Others
Total revenue	10,783	13,273	18,936
Total costs of revenue	(9,308)	(11,057)	(13,329)
Gross profit	1,475	2,216	5,607
Gross margin	13.7%	16.7%	29.6%
Operating income(loss)	(3,979)	(9,078)	(11,987)

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Zhengzhou, Henan. Total revenue decreased by US$32.1 million, or 7.8%, from US$412.5 million for the year ended December 31, 2012 to US$380.4 million for the year ended December 31, 2013. The decrease was primarily due to lower percentage of completion from Zhengzhou Xin City launched in September 2013 compared to accelerated completion of two old projects-Zhengzhou Modern City and Zhengzhou Yipin Xiangshan Phase II during 2012. The gross profit for this region was US$156.9 million, or 41.3% of revenue, in the year ended December 31, 2013, as compared to US$150.8 million, or 36.6% of revenue, in the year ended December 31, 2012. The increase in gross margin was due to achievement in cost savings through final contractor settlements in several projects such as Zhengzhou Modern City and Zhengzhou Yipin Xiangshan Phase II projects, as well as increment in total project revenue estimates on Zhengzhou Century East A & B projects to reflect higher than expected selling prices in 2013. The operating income was US$117.0 million for the year ended December 31, 2013, representing a decrease of US$8.3 million, or 6.6%, from US$125.3 million for the year ended December 31, 2012.

Jinan, Shandong. Total revenue increased by US$151.4 million, from US$139.4 million for the year ended December 31, 2012 to US$290.8 million for the year ended December 31, 2013. The increase was primarily due to strong sales of Jinan Xinyuan Splendid, which contributed US$288.1 million in 2013 compared to US$138.9 million in 2012. The gross profit increased to US$70.1 million for the year ended December 31, 2013 from US$27.2 million for the year ended December 31, 2012. The operating income was US$63.2 million for the year ended December 31, 2013, representing an increase of US$40.4 million from US$22.8 million for the year ended December 31, 2012. Such increase was due to the increase in revenues as described above.

Suzhou, Kunshan and Xuzhou, Jiangsu. Total revenue decreased by US$68.3 million, or 26.7%, from US$255.6 million for the year ended December 31, 2012 to US$187.3 million for the year ended December 31, 2013. The decrease was primarily due to lower percentage of completion from three projects—Suzhou Xin City, Xuzhou Colorful City and Kunshan Royal Palace which launched in second half year of 2013 compared to accelerated completion of two old projects-Suzhou International City Garden and Kunshan International City Garden during 2012. The gross profit for the Jiangsu segment was US$55.2 million for the year ended December 31, 2013, decreasing by US$18.4 million from US$73.6 million for the year ended December 31, 2012. The operating income was US$43.5 million for the year ended December 31, 2013, representing a decrease of US$20.0 million, or 31.5%, from US$63.5 million for the year ended December 31, 2012. Such decrease was due to the decrease in revenue as described above.

Hefei, Anhui. The Hefei Wangjiang Garden project was the only project in the Anhui segment and was sold out in 2009.

Chengdu, Sichuan. Total revenue decreased by US$72.1 million from US$85.8 million for the year ended December 31, 2012 to US$13.7 million for the year ended December 31, 2013. The decrease was primarily due to a reduction in sellable units of Chengdu Xinyuan Splendid I and Chengdu Xinyuan Splendid II as the projects were near completion. The gross profit for the Sichuan segment was US$10.5 million, or 76.9% of revenue, for the year ended December 31, 2013, as compared to US$24.6 million, or 28.7% of revenue, for the year ended December 31, 2012. The increase in gross margin was due to the company realized significant cost savings through final contractor settlements of Chengdu Xinyuan Splendid I &II. The operating income was US$9.6 million for the year ended December 31, 2013, representing a decrease of US$12.5 million, or 56.6%, from US$22.1 million for the year ended December 31, 2012. Such decrease was due to the decreases in revenue and gross profit described above.

Beijing. The operating loss was US$6.7 million for the year ended December 31, 2013, compared to US$2.1 million for the year ended December 31, 2012, primarily due to higher staff costs related to increased headcount. The Beijing Xindo Park project is the only project in the Beijing segment and it has not commenced residential unit pre-sales in 2013.

The U.S. Prior to 2012, we did not have any operations in the U.S. Total revenue for the year ended December 31, 2013 was US$6.6 million, compared to US$8.2 in 2012. This region had a gross profit of US$0.6 million and an operating loss of US$0.7 million in the year ended December 31, 2013.

Others. Other revenue of US$18.9 million for the year ended December 31, 2013 consisted of real estate-related services, including, among others, property management services, broadband network installation, landscaping services and consulting services. These services generated a gross profit of US$5.6 million in the year ended December 31, 2013, compared to a gross profit of US$2.2 million in the year ended December 31, 2012.

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

Status of Projects as of December 31, 2013

The status of each of our projects under construction and under planning as of December 31, 2013, which were accounted for using the percentage of completion method and full accrual method, is discussed below.

Jinan Xinyuan Splendid

As of December 31, 2013, the carrying value of this project was US$37.2 million, net of profit recognized and progress billings. As of December 31, 2013 the cumulative cost incurred on the project was US$487.9 million relative to total estimated cost of US$583.8 million. In the year ended December 31, 2013, we had contract sales of US$316.3 million with area sold of 226,094 square meters at an average selling price of US$1,399 per square meter. Sales for this project began in May 2011 and cumulative contract sales through December 31, 2013 were US$623.6 million with total area sold of 451,337 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$784.3 million, or US$740.0 million net of business tax, relative to the total estimated cost of US$583.8 million, generating a gross margin of 21.1%.

Zhengzhou Royal Palace

As of December 31, 2013, the carrying value of this project was US$nil million, net of profit recognized and progress billings. As of December 31, 2013 the cumulative cost incurred on the project was US$143.3 million relative to total estimated cost of US$161.0 million. In the year ended December 31, 2013, we had contract sales of US$79.9 million with area sold of 49,686 square meters at an average selling price of US$1,608 per square meter. Sales for this project began in September 2011 and cumulative contract sales through December 31, 2013 were US$233.3 million with total area sold of 131,383 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$237.5 million, or US$224.2 million net of business tax, relative to the total estimated cost of US$161.0 million, generating a gross margin of 28.2%.

Zhengzhou Yipin Xiangshan Phase II

As of December 31, 2013, the carrying value of this project was US$nil, net of profit recognized and progress billings. As of December 31, 2013 the cumulative cost incurred on the project was US$131.6 million relative to total estimated cost of US$136.7 million. In the year ended December 31, 2013, we had contract sales of US$8.6 million with area sold of 4,976 square meters at an average selling price of US$1,728 per square meter. Sales for this project began in March 2011 and cumulative contract sales through December 31, 2013 were US$236.2 million with total area sold of 197,937 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$237.2 million, or US$223.9 million net of business tax, relative to the total estimated cost of US$136.7 million, generating a gross margin of 38.9%.

Zhengzhou Century East A

As of December 31, 2013, the carrying value of this project was US$7.7 million, net of profit recognized and progress billings. As of December 31, 2013 the cumulative cost incurred on the project was US$58.3 million relative to total estimated cost of US$61.4 million. In the year ended December 31, 2013, we had contract sales of US$102.5 million with area sold of 62,247 square meters at an average selling price of US$1,647 per square meter. Sales for this project began in November 2012 and cumulative contract sales through December 31, 2013 were US$120.3 million with total area sold of 74,719 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$125.6 million, or US$118.6 million net of business tax, relative to the total estimated cost of US$61.4 million, generating a gross margin of 48.2%.

Zhengzhou Century East B

As of December 31, 2013, the carrying value of this project was US$nil, net of profit recognized and progress billings. As of December 31, 2013 the cumulative cost incurred on the project was US$152.5 million relative to total estimated cost of US$157 million. In the year ended December 31, 2013, we had contract sales of US$63.6 million with area sold of 35,197 square meters at an average selling price of US$1,807 per square meter. Sales for this project began in June 2011 and cumulative contract sales through December 31, 2013 were US$242.2 million with total area sold of 165,617 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$244.0 million, or US$230.3 million net of business tax, relative to the total estimated cost of US$157.0 million, generating a gross margin of 31.8%.

Zhengzhou Xin City

As of December 31, 2013, the carrying value of this project was US$83.1 million, net of profit recognized and progress billings. As of December 31, 2013 the cumulative cost incurred on the project was US$135.6 million relative to total estimated cost of US$229.9 million. In the year ended December 31, 2013, we had contract sales of US$135.4 million with area sold of 85,313 square meters at an average selling price of US$1,587 per square meter. Sales for this project began in September 2013 and cumulative contract sales through December 31, 2013 were US$135.4 million with total area sold of 85,313 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$324.6 million, or US$306.3 million net of business tax, relative to the total estimated cost of US$229.9 million, generating a gross margin of 24.9%.

Suzhou Xin City

As of December 31, 2013, the carrying value of this project was US$35.8 million, net of profit recognized and progress billings. As of December 31, 2013 the cumulative cost incurred on the project was US$76.8 million relative to total estimated cost of US$120.6 million. In the year ended December 31, 2013, we had contract sales of US$111.5 million with area sold of 81,938 square meters at an average selling price of US$1,361 per square meter. Sales for this project began in September 2013 and cumulative contract sales through December 31, 2013 were US$111.5 million with total area sold of 81,938 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$178.7 million, or US$168.9 million net of business tax, relative to the total estimated cost of US$120.6 million, generating a gross margin of 28.6%.

Xuzhou Colorful City

As of December 31, 2013, the carrying value of this project was US$31.8 million, net of profit recognized and progress billings. As of December 31, 2013 the cumulative cost incurred on the project was US$48.9 million relative to total estimated cost of US$121.1 million. In the year ended December 31, 2013, we had contract sales of US$44.6 million with area sold of 31,306 square meters at an average selling price of US$1,425 per square meter. Sales for this project began in November 2013 and cumulative contract sales through December 31, 2013 were US$44.6 million with total area sold of 31,306 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$196.0 million, or US$185.0 million net of business tax, relative to the total estimated cost of US$121.1 million, generating a gross margin of 34.6%.

Kunshan Royal Palace

As of December 31, 2013, the carrying value of this project was US$203.4 million, net of profit recognized and progress billings. As of December 31, 2013 the cumulative cost incurred on the project was US$88.4 million relative to total estimated cost of US$379.0 million. In the year ended December 31, 2013, we had contract sales of US$63.5 million with area sold of 42,515 square meters at an average selling price of US$1,496 per square meter. Sales for this project began in November 2013 and cumulative contract sales through December 31, 2013 were US$63.6 million with total area sold of 42,515 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$504.5 million, or US$476.8 million net of business tax, relative to the total estimated cost of US$379.0 million, generating a gross margin of 20.5%.

Beijing Xindo Park

As of December 31, 2013, the carrying value of this project was US$198.2 million, net of profit recognized and progress billings. We estimate that over the full life of the project we will achieve gross sales revenue of US$436.0 million, relative to the total estimated cost of US$325.9 million. This project began pre-sales in February 2014.

Northern Nevada Land Portfolio

As of December 31, 2013, we have sold 311 finished lots and 185 acres of undeveloped land, out of the total 325 finished lots and 185 acres of undeveloped land we purchased through a foreclosure sale from a major U.S. bank in 2012. We recognized revenue of US$8.2 million and US$1.2 million for the year 2012 and 2013, respectively.

Lennox Project

As of December 31, 2013, we have sold 7 units with a total GFA of 1,451 square meters out of the total 15 units with a total GFA of 2,865 square meters, for a total of US$5.4 million.

New York Oosten

As of December 31, 2013 the cumulative cost incurred on the project was US$65.7 million. We acquired the site in September 2012, commenced construction of this project in November 2013, and expect to deliver units in 2015.

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

Revenue and cost recognition

We apply either of two different methods for revenue recognition, full accrual or percentage of completion, depending on the expected construction period and timing of collection of sales prices. For a discussion on our policy on impairment of long-lived assets, see “Operating Results-Future losses and impairment charges” and “Impairment of long-lived assets”.

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

Due to PRC restrictions of mortgages to second home buyers, we introduced seller-financed contract arrangements in the third quarter of 2011. In the second half of 2012, execution of seller-financed contracts dropped significantly. From the fourth quarter of 2012, we stopped offering seller-financed contracts to second home buyers. Under these seller-financed contract arrangements, the buyer pays the purchase price for the residential unit in installment payments ranging from six months to two years with the final payment to be made 30 days prior to the delivery of the property. These contracts generally require a 10% down payment upon contract execution date, the second payment of 20% within 30 days, a third payment of 30% to 40% six months after the contract date, and the final 30% to 40% payment 30 days before delivery.

In 2013, PRC banks tightened the distributions of mortgage loans to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. We took the position that the processing periods of the contracts with underlying mortgage loans exceeding one year cannot be recognized as revenue under the percentage of completion method. As a result, we reversed contracted sales amounts of US$3.6 million related to sales contracts of 16 apartments when determining revenue to be recognized under the percentage of completion method.

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

For a further discussion on our policy on impairment of long-lived assets, see “Operating Results-Future losses and impairment charges” and “Impairment of long-lived assets”.

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

As of December 31, 2013, the minimum amount of future taxable income that would have to be generated to realize the deferred tax assets is US$102.1 million. We believe that future pre-tax earnings for financial reporting purposes on existing projects are sufficient to generate that minimum amount of future taxable income.

Please see the more detailed discussion in Note 14 to our consolidated financial statements included elsewhere in this annual report.

Land Appreciation Tax (“LAT”)

In accordance with the relevant taxation laws for real estate companies of the provinces in which the subsidiaries operate in the PRC, the local tax authorities levy LAT based on progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures, including borrowing costs and all property development expenditures. LAT is prepaid based on a fixed percentage (varying by local tax jurisdiction) of customer deposits and is expensed when the related revenue is recognized. Please see the more detailed discussion in Note 14 to our consolidated financial statements included elsewhere in this annual report.

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

Tax contingency

We have evaluated the available evidence about (a) asserted and unsettled income tax contingencies and (b) unasserted income tax contingencies caused by uncertain income tax positions taken in our current tax treatments or our income tax returns filed with national and local tax authorities in the PRC and foreign tax authorities. The liability recorded in the consolidated financial statements for these income tax contingencies represents management’s estimate of the amount that is less than “more likely than not” to be upheld in an examination by the relevant taxing authorities, under the provisions of ASC 740-10, “Income Tax” .

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

On October 23, 2012, the Group entered into an agreement with Minsheng Hongtai (Tianjin) Aircraft Leasing Co., Ltd. to lease a corporate aircraft. The lease meets the transfer-of-ownership criterion and is classified as capital lease. The capital lease is measured at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance expenses in the statement of comprehensive income. A leased asset is amortized in a manner consistent with the Company’s normal depreciation policy for owned assets.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

TPG Private Placement

On September 19, 2013, we issued an aggregate of 12,000,000 of common shares and the Convertible Note with a principal amount of approximately US$75.76 million to TPG Asia upon completion of a private placement (“TPG Private Placement”) pursuant to a securities purchase agreement dated August 26, 2013 among us, TPG Asia and the guarantors named therein. We received gross proceeds of approximately US$32.88 million from the issuance of our common shares.

The Convertible Note is convertible into the common shares at an initial conversion rate of US$3.00 per common share (equivalent to US$6.00 per our ADSs listed on NYSE). The conversion rate is subject to adjustment upon the occurrence of certain events. A holder of the Convertible Note may convert the Convertible Note, at its option, in integral multiples of US$100,000 principal amount at any time prior to the maturity date, of September 19, 2018. Given that the Convertible Note is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. See Note 11-Other long-term debt: Convertible Note to the consolidated financial statements included elsewhere in this annual report on Form 20-F.

Treasury Shares

We accounted for shares repurchased as treasury shares at cost in accordance to ASC Subtopic 505-30 (“ASC 505-30”), “Treasury Shares”. Those shares are shown separately in the Shareholders’ Equity as we have not yet decided on the ultimate disposition of the shares acquired. When we decide to retire the treasury shares, the difference between the original issuance price and the repurchase price may be allocated between additional paid-in capital and retained earnings.

On May 26, 2011, our Board of Directors unanimously authorized management to repurchase up to US$10 million of our shares within 12 months of the approval date. On June 19, 2012, we announced the approval of the repurchase of an additional US$20 million within 24 months of the approval date. On July 12, 2013, the Board of Directors unanimously authorized management to repurchase up to US$60 million of our shares from the approval date to the end of 2015. The Board of Directors also agreed to review our share repurchase program periodically and to adjust the amount authorized for repurchase as necessary. As of September 19, 2013, we had purchased a cumulative total of 14,264,896 treasury shares for a consideration of US$19,434,281 with a weighted average price of US$1.36 per share. On September 19, 2013, 12,000,000 out of the 14,264,896 treasury shares were issued to TPG Asia as part of the TPG private placement and we received gross proceeds of approximately US$32.88 million from the issuance of the common shares. As of December 31, 2013, we had a remaining balance of 2,264,896 treasury shares amounting to US$3,085,481.

Senior Secured Notes

On May 3, 2013, we issued notes with an aggregate principal amount of US$200,000,000 (the "May 2018 Senior Secured Notes") at a coupon rate of 13.25% per annum payable semi-annually. Interest is payable on May 3 and November 3 of each year, commencing November 3, 2013. The May 2018 Senior Secured Notes have a final maturity date of May 3, 2018. Given that the May 2018 Senior Secured Notes are debt in their legal form and are not a derivative in their entirety, they have been classified as other long-term debt. We has evaluated and determined that there was no embedded derivative requiring bifurcation from the May 2018 Senior Secured Notes under the requirements of ASC815 "Derivatives and Hedging". The embedded optional redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the May 2018 Senior Secured Notes. The May 2018 Senior Secured Notes were issued at par.

 On December 6, 2013, we issued notes with an aggregate principal amount of US$200,000,000 (the "June 2019 Senior Secured Notes") at a coupon rate of 13% per annum payable semi-annually. Interest is payable on June 7 and December 7 of each year, commencing June 6, 2014. The June 2019 Senior Secured Notes have a final maturity date of June 7, 2019. Given that the June 2019 Senior Secured Notes are debt in their legal form and are not a derivative in their entirety, they have been classified as other long-term debt. We have evaluated and determined that there was no embedded derivative requiring bifurcation from the June 2019 Senior Secured Notes under the requirements of ASC815. The embedded optional redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the June 2019 Senior Secured Notes. The June 2019 Senior Secured Notes were issued at par.

Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2013, 10 real estate development projects (Shandong International City Garden, Shandong Xinyuan Splendid, Kunshan International City Garden, Henan Royal Palace, Xuzhou Colorful Garden, Henan Century East A, Henan Century East B, Zhengzhou International City Garden II, Zhengzhou Yipin Xiangshan Phase I and Zhengzhou Yipin Xiangshan Phase II), which recognized gross profits in 2012, had changes in their estimated gross profit margins. As of December 31, 2013, each of these projects has a percentage of completion at 83.6% or more. As the unit sales and selling prices were on an upward trend during the year ended December 31, 2013, we revised upwards our prior estimates related to selling prices and total estimated sales values in conjunction with the change in total estimate cost, which led to a decrease of the percentage sold and thus a decrease in the recognized costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share increased by US$54.3 million (2011:US$11.2 million, 2012: US$19.9 million), US$40.7 million (2011: US$8.4 million, 2012: US$14.9 million), US$0.28 per share (2011: US$0.06 per share, 2012: US$0.10 per share), US$0.27 per share (2011: US$0.06 per share, 2012: US$0.10 per share), respectively, for the year ended December 31, 2013.

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

On October 23, 2012, the Group entered into an agreement with Minsheng Hongtai (Tianjin) Aircraft Leasing Co., Ltd. to lease a corporate aircraft. The lease meets the transfer-of-ownership to the lessee criterion and is therefore classified as a capital lease. The capital lease is measured at the commencement of the lease at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term excluding that portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) including any profit thereon. During the lease term, each minimum lease payment is allocated between a reduction of the obligation and interest expense to produce a constant periodic rate of interest on the remaining balance of the obligation (the interest method). A leased asset is amortized in a manner consistent with the Group’s normal depreciation policy for owned assets.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Recently Issued Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update (“ASU”)2013-04, “Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date” (“ASU 2013-04”). The objective of ASU 2013-04 is to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation (within the scope of this guidance) is fixed at the reporting date. Examples of obligations within the scope of ASU 2013-04 include debt arrangements, other contractual obligations, and settled litigation and judicial rulings. ASU 2013-04 is effective for the Group for interim reporting periods beginning July 1, 2014, however, early adoption is permitted. We do not expect that the adoption of ASU 2013-04 will have a material impact on its financial statements.

In March 2013, the FASB issued ASU No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (“ASU 2013-05”),, which specifies that a cumulative translation adjustment (“CTA”) should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, CTA should be recognized in earnings in a business combination achieved in stages. For public entities, ASU 2013-05 is effective for reporting periods beginning after December 15, 2013, with early adoption permitted. We adopted ASU 2013-05 on January 1, 2014 and do not expect the adoption to have a material impact on its financial statements.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740) (“ASU 2013-11”) to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, similar tax loss, or tax credit carry forward exists. This ASU requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, with certain exceptions. The modifications to ASC Topic 740 resulting from the issuance of ASU 2013-11 are effective for fiscal years beginning after December 15, 2013 and interim periods within those years. Early adoption is permitted. We adopted ASU 2013-11 on January 1, 2014. Starting January 1, 2014, we will present unrecognized tax benefit for net operating loss as deduction of deferred tax assets if applicable.

B.	Liquidity and Capital Resources

A principal factor affecting our results of operations and our growth is the acquisition of land use rights in target markets. Under current regulations and market practice, land use rights for residential development purposes in the PRC may be acquired from local governments through a competitive auction or other bidding process. These competitive auctions and bidding processes are typically announced 20 days before they are about to take place. To participate in these auctions, we are required to make a minimum deposit of 20-50% of the opening auction price in cash. If we are successful on our bids, we are also generally required to remit the remaining purchase price within one to six months of the auction. Further, under current regulations we are not permitted to borrow money from local banks to fund land purchases. As a result we have to fund land purchases either from cash flows from project sales or from financing transactions in foreign markets which have been and continue to be relatively expensive and not easily accessible. (See “ITEM 3. KEY INFORMATION D. Risk Factors - Our business requires access to substantial financing. Our failure to obtain adequate financing in a timely manner could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts and (2) affect our financial performance and condition.”) As a result of entering into the U.S. market, we will also require adequate U.S. dollar financing for our U.S. operations, one of the sources of which is back-to-back loan arrangements with our subsidiaries, which is subject to foreign exchange rate fluctuation and regulatory risk. See “ITEM 3. KEY INFORMATION “D. Risk Factors - We face risks related to our back-to back loans.”

In addition to our land acquisitions, we expect to incur material project development costs on the acquired land. Our cash needs can only be partially satisfied by construction loans and future cash flows from real estate projects under development in the upcoming fiscal year. To ensure that we have sufficient funds to secure attractive land parcels and cover material project development costs, which are vital to our growth strategy, we have chosen to maintain a certain level of cash reserves on hand. In addition, we are required to maintain restricted cash deposits by banks that provide loans to us and our customers. The amount of the restricted cash deposits will vary based on the amount of the related loans. As of December 31, 2013, approximately US$250.1 million, or 29.9% of our total cash balance reserve, were restricted cash.

Since our 2007 IPO, we have mainly been acquiring land parcels through public auctions in the PRC. For 2011 and 2012, we acquired two parcels of land for each year with an aggregate amount of US$125.4 million and US$206.8 million, respectively. During 2013, we acquired one parcel of land in Suzhou for the total amount of US$159.1 million, we also purchased one parcel of land in Kunshan through acquisition of a local real estate company for an aggregate consideration of approximately US$93.1 million. To date in 2014, we have purchased parcels in Chengdu City and Changsha City for aggregate land use rights costs of approximately US$265.1 million through auctions, a third parcel in Sanya City through acquisition of a local real estate company for an aggregate consideration of approximately US$58.5 million and a fourth parcel in Shanghai City through the acquisition of a local real estate company for an aggregate consideration of approximately US$150.7 million.

Starting from second half of 2012, apart from public auctions, we adopted negotiated land acquisition model as an option to secure land in China. During 2012, we entered into three framework cooperation agreements with local governments relating to potential land acquisition opportunities, pursuant to which we paid advances in the aggregate amount of US$44.5 million to local governments. In 2013, we entered into two framework cooperation agreements with local governments and paid advances in the aggregate amount of US$333.1 million. These advances have been or will be deducted from land cost if we succeed in auction bids. As of December 31, 2013, we chose not to participate in the bidding for one parcel of land in Jiangsu Province through this new acquisition model; the advance payment and the related interest of US$28.6 million were refunded to us. An aggregate of total US$92.3 million of advance payments related to the remaining land parcels successfully acquired were deducted from land cost, including payments for three parcels of land in Xingyang for the amount of US$39.7 million and two parcels of land in Zhengzhou of US$52.6 million.

As for our U.S. operation, in 2012, we acquired one property in the U.S. for development purposes for an amount of US$54.2 million. In the same year, for resale purpose, we acquired 325 finished lots and 185 acres of undeveloped land at 8 different sites, as well as 15 luxury apartments for an aggregate amount of US$17.4 million.

We have and will continue to closely monitor our cash flow position to support our operations. We believe we manage land acquisition activities in a rational manner to control land expenditure and achieve reasonable profit of each project investment. We also closely monitor collection of accounts receivable, and obtain funds through a variety of both domestic and overseas financing activities to provide a solid cash flow position for sustainable development.

Cash Flows

	Year Ended December 31,
	2011	2012	2013
	(US$ in thousands)
Net cash provided by (used in) operating activities	212,828	182,721	(213,324)
Net cash (used in) investing activities	(1,164)	(354)	(99,962)
Net cash (used in) provided by financing activities	(118,674)	(6,782)	393,913
Net increase in cash and cash equivalents	92,990	175,585	80,627
Effect of exchange rate changes on cash and cash equivalents	12,902	1,402	10,287
Cash and cash equivalents at beginning of year	213,326	319,218	496,205
Cash and cash equivalents at end of year	319,218	496,205	587,119

Operating Activities

Net cash used in operating activities was US$213.3 million for the year ended December 31, 2013, primarily attributable to an increase in deposits for land use right of US$247.5 million, an increase in other deposits and prepayments of US$50.3 million, an increase in real estate property held for lease of US$37.8 million, a decrease in accounts payable of US$54.1 million, and a decrease in other payables and accrued liabilities of US$40.4 million, partially offset by US$126.4 million in net income, a decrease in other receivables of US$18.1 million, an increase in income tax payable of US$42.7 million, and an increase in customer deposits of US$23.2 million.

Net cash provided by operating activities was US$182.7 million for the year ended December 31, 2012, primarily attributable to US$158.1 million in net income, a decrease in real estate property under development of US$52.9 million, a decrease in accounts receivable of US$17.2 million, a decrease in real estate property development completed of US$22.1 million, an increase in other payables and accrued liabilities of US$13.2 million, partially offset by an increase in deposits for land use right of US$ 44.4 million, an increase in real estate property held for sale in Reno, Nevada and Irvine, California of US$ 11.2 million, a decrease in customer deposits of US$16.3 million and an increase in other receivables of US$13.7 million.

Net cash provided by operating activities was US$212.8 million for the year ended December 31, 2011, primarily attributable to US$103.0 million in net income, an increase in accounts payable of US$75.6 million, an increase in customer deposits of US$44.4 million, an increase in income tax payable of US$23.8 million, partly offset by an increase in other deposits and prepayments of US$22.5 million, an increase in accounts receivable of US$16.7 million and an increase in real estate property under development of US$17.5 million.

Proceeds from pre-sales of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sales proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sales are affected by a number of factors, including restrictions on pre-sales imposed by PRC law, market demand for our properties subject to pre-sales, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sales payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. At December 31, 2011, 2012 and 2013, we recorded current liabilities consisting of customer deposits of US$69.5 million, US$50.2 million and US$75.3 million, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash in flow to the extent possible.

Investing Activities

Net cash used in investing activities was US$100.0 million in the year ended December 31, 2013, and was mainly attributable to a US$ 91.3 million acquisition of a subsidiary.

Net cash used in investing activities was US$0.4 million in the year ended December 31, 2012, and was mainly attributable to the purchase of property and equipment.

Net cash used in investing activities was US$1.2 million in the year ended December 31, 2011, and was mainly attributable to the purchase of property and equipment.

Financing Activities

Net cash provided by financing activities was US$393.9 million in the year ended December 31, 2013, and was primarily attributable to the proceeds from short-term, long-term bank loans and other long-term debt in the aggregate of US$836.4 million, and proceeds from the sale of common shares to TPG Asia VI SF Pte., Ltd. of US$32.8 million, partially offset by repayment of short-term and long-term bank loans and other short-term and other long-term debt in the aggregate of US$346.7 million, an increase in restricted cash of US$ 98.3 million, dividend distributions of US$14.7 million.

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

Bank Borrowings and other debts

Bank borrowings and other debt are an important source of funding for our property developments. Our borrowings as of December 31, 2011, 2012 and 2013, respectively, were as follows.

	As of December 31,
	2011	2012	2013
	(US$)	(US$)	(US$)
Short-term bank loans and other debt	42,949,816	113,065,643	23,290,525
Long-term bank loans	73,481,566	35,000,000	32,803,556
Other debt	39,708,981	-	536,942,835
Current portion of long-term bank loans and other debt	129,089,496	166,081,678	217,964,262
Total	285,543,159	314,147,321	811,001,178

As of December 31, 2011, 2012 and 2013 the weighted average interest rate on our short-term bank loans was 5.03%, 5.31% and 7.2%, respectively. As of December 31, 2011, US$17.9 million of our short-term bank loans were denominated in Renminbi, which were secured by certain property certificates and certain bank deposits. The remaining US$25.0 million was denominated in U.S. dollars and was secured by the equivalent amount of RMB bank deposit. As of December 31, 2012, US$58.8 million of our short-term bank loans was denominated in Renminbi and secured by certain property certificates and certain bank deposits. The remaining US$25.0 million was denominated in U.S. dollars and was secured by the equivalent amount of RMB bank deposit. On August 31, 2012, a subsidiary of XIN Development Group Development Inc. purchased property in Brooklyn, New York for US$54.2 million, including a US$29.2 million mortgage loan from Beta Capital due on September 19, 2013 which was repaid in full on July 18, 2013. As of December 31, 2013, all of the short-term bank loans were denominated in Renminbi and are secured by the Group’s real estate properties held for lease with net book value of US$17,641,221

As of December 31, 2011, 2012 and 2013, the weighted average interest rate on our long-term bank loans, including their current portion, was 6.78%, 5.79% and 6.29%, respectively. As of December 31, 2011, our long-term bank loans were all denominated in Renminbi and were secured by associated land use rights and real estate under development. As of December 31, 2012, our long-term bank loans were denominated in US$, the two long-term loans from Agricultural Bank of China (Singapore), amounting to US$15.0 million and US$10.0 million, respectively, were denominated in U.S. dollars and secured by deposits of US$17.5 million and US$11.0 million. Pursuant to the loan contract with Industrial and Commercial Bank of Thai Limited, loans amounting to US$10.0 million, were denominated in U.S. dollars and secured by the deposits of the US$11.2 million. As of December 31, 2013, all of the long-term bank loans were denominated in Renminbi and were secured by secured by the 100% equity interest of Henan Xinyuan Wanzhuo Real Estate Co., Ltd. and Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd.

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

Pursuant to the agreements with Cinda Asset Management Corporation, this other long-term debt is secured by the Group’s 100% equity interest of Henan Xinyuan. Per the agreements, from February 28, 2014 to November 28, 2015, Shandong Xinyuan and Henan Wanzhuo, respectively, needs to make quarterly payments to repay the outstanding principal amount and related interest expense.

On April 15, 2010, we entered into a securities purchase agreement with Forum, pursuant to which we issued to Forum the Guaranteed Senior Secured Note in the aggregate principal amount of US$40 million due April 15, 2013 and warrants to purchase up to 1,516,882 common shares. Forum was a holder of US$30 million principal amount of the floating rate notes issued by us previously. The US$40 million purchase price for the secured note and the warrants was paid by Forum by (a) offsetting the purchase price by the amount owed to it by us for the repayment of US$30 million principal amount of the floating rate notes and (b) payment of US$10 million in cash.

The Guaranteed Senior Secured Note bore interest at 15.6% per annum payable semi-annually and had a three year term maturing on April 15, 2013. We paid the Guaranteed Senior Secured Note in full together with all accrued and unpaid interest in April 2013.

Debt Securities Issued in 2013

During 2013, we issued approximately US$475.76 million aggregate principal amount of debt securities in three separate transactions. On May 3, 2013, we issued US$200 million aggregate principal amount of May 2018 Senior Secured Notes. On September 19, 2013 we issued the Convertible Note in the aggregate principal amount of approximately US$75.76 million together with 12,000,000 common shares to a single institutional investor. On December 6, 2013, we issued US$200 million aggregate principal amount of June 2019 Senior Secured Notes. The terms of each debt security are discussed in more detail below.

The May 2018 Senior Secured Notes and the June 2019 Senior Secured Notes were issued without registration under the Securities Act in offerings conducted outside the United States pursuant to Regulation S under the Securities Act.

The Convertible Note and shares were issued without registration under the Securities Act pursuant to an exemption for issuance and subs not involving any public offering.

Our obligations under each of the Convertible Note, the May 2018 Senior Secured Notes and June 2019 Senior Secured Notes and the indentures governing the May 2018 Senior Secured Notes and the June 2019 Senior Secured Notes (the “May 2018 Indenture”, and the “June 2019 Indenture”, respectively) have been guaranteed initially by certain of our wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and Xinyuan International (HK) Property Investment Co., Limited (the "Subsidiary Guarantors") and will be guaranteed by such other of our future subsidiaries is set forth in and in accordance with the terms of the applicable debt instrument. Our obligations under Convertible Note, the May 2018 Senior Secured Notes, the June 2019 Senior Secured Notes and the May 2018 Indenture and the June 2019 Indenture are secured by a pledge of the capital stock of our wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. and Xinyuan International Property Investment Co., Ltd., and the obligations of Xinyuan Real Estate, Ltd. as a Subsidiary Guarantor, are secured by a pledge of the capital stock of its wholly-owned subsidiaries, Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited.

The May 2018 Indenture and the June 2019 Indenture contain certain covenants that, among others, restrict our ability and the ability of our restricted subsidiaries (as defined in the applicable Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase of redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the May 2018 Senior Secured Notes or the June 2019 Senior Secured Notes, as applicable, or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the our common shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Consolidated Fixed Charge Coverage Ratio (as defined in the applicable Indenture) of 3.0 to 1.0. Certain of these limitations, including restrictions on the incurrence of certain indebtedness or issuances of preferred stock, the making of certain payment or investments, payments of dividends, and sales of assets will be suspended if the May 2018 Senior Secured Notes or the June 2019 Senior Secured Notes, as applicable, obtain and retain an investment grade rating.

The Convertible Note contains certain covenants that, among others, restrict our ability and the ability of our restricted subsidiaries (as defined in the Convertible Note) and, in certain cases, all of our subsidiaries, to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase of redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the Convertible Note or other assets, to make certain other payments or to engage in transactions with affiliates, subject to certain qualifications and exceptions and satisfaction, in certain circumstances, of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the Convertible Note) of 3.0 to 1.0 (which must also be maintained as of the end of each of our fiscal quarters while the Convertible Note is outstanding).

At December 31, 2013, we were in compliance with the financial covenant in the Convertible Note.

May 2018 Senior Secured Notes

The May 2018 Senior Secured Notes bear interest at 13.25% per annum payable semi-annually. Interest is payable on May 3 and November 3 of each year, commencing November 3, 2013. The final maturity date of the May 2018 Senior Secured Notes is May 3, 2018.

We may redeem the May 2018 Senior Secured Notes, in whole or in part, at a redemption price equal to 106.6250% of principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date, during the 12 month period commencing on May 3, 2016 or at a redemption price equal to 103.3125% of the principal amount, plus accrued and unpaid interest, if any to (but excluding) the redemption date, during the 12 month period commencing on May 3, 2017.

At any time prior to May 3, 2016, we may at our option redeem the May 2018 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the May 2018 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. "Applicable Premium" means with respect to any Senior Note due 2018 at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of the redemption price of such Note on May 3, 2016, plus all required remaining scheduled interest payments due on such Note through May 3, 2016 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the 2018 Senior Note Indenture) plus 100 basis points, over (B) the principal amount of such Note on such redemption date.

At any time prior to May 3, 2016, we may redeem up to 35% of the aggregate principal amount of the May 2018 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 113.25% the principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the Senior Notes issued on May 3, 2013 remain outstanding after each such redemption.

Following any Change of Control Triggering Event, we must make an offer to purchase all outstanding May 2018 Senior Secured Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any to (but not including) the offer to purchase payment date. A "Change of Control Triggering Event" means the occurrence of both a Change of Control (as defined in the May 2018 Indenture) and specified decline in the ratings of the Senior Notes within six month after the date of public notice of the occurrence of a Change of Control or the intention by us or any other person to effect a Change of Control.

Convertible Note

Pursuant to a Securities Purchase Agreement entered into on August 26, 2013, on September 19, 2013, we issued and sold the Convertible Note in the aggregate principal amount of US$75,761,009 and 12,000,000 common shares to TPG Asia. We received gross proceeds of approximately US$108,600,000 from the issuance of the Convertible Note and the shares. The Convertible Note bears interest at 5.00% per annum payable semi-annually in arrears. Interest is payable on March 19 and September 19 of each year, commencing March 19, 2014. The maturity date of the Convertible Note is September 19, 2018.

The Convertible Note is convertible at the option of the holder at any time in integral multiples of $100,000 at an initial conversion price of $3.00 per common share, equivalent to $6.00 per ADS. The initial conversion price is subject to adjustments for share splits, reverse splits, share dividends and distributions, certain issuances (or deemed issuances) of common shares or ADSs for consideration less than the conversion price then in effect, and certain Extraordinary Cash Dividends (as defined in the Convertible Note).

The Convertible Note is not redeemable in whole or in part at our option. However, upon an event of default, the holders may require us to redeem the Convertible Note at a redemption price equal to the greater of (i) 150% of the outstanding principal amount, plus accrued and unpaid interest to the redemption date and (ii) an amount equal to (A) the outstanding principal divided by (B) two times the conversion price then in effect, multiplied by (C) the closing price of the ADSs, plus accrued and unpaid interest to the redemption date.

Following a Change of Control or a Fundamental Transaction, we must make an offer to purchase all outstanding Convertible Note at a purchase price equal to 150% of the outstanding principal amount thereof plus accrued and unpaid interest to the payment date. A "Change of Control" as defined in the Convertible Note includes certain mergers, consolidations or asset sales with persons who are not or are not controlled by Permitted Holders, certain share acquisitions by persons or groups other than Permitted Holders, a majority of our directors ceasing to be persons who are not, or who were not approved by, the current directors, and the adoption of a plan relating to our liquidation or dissolution. "Permitted Holders" are Mr. Yong Zhang, our Chairman, Ms. Yuyan Yang, his wife, their affiliates, and entities in which one or both of them owns 90% of the capital and the voting stock. A "Fundamental Transaction" as defined in the Convertible Note includes a consolidation or merger of us with or into, or a sale, lease, license or other transfer of more than 50% of our properties or assets to, another person, a business combination in which another person acquires more than 50% of our voting stock, and a reorganization or recapitalization of our company or reclassification of the Common Shares.

June 2019 Senior Secured Notes

On December 6, 2013, we issued an aggregate principal amount of US$200,000,000 of the June 2019 Senior Secured Notes. The June 2019 Senior Secured Notes bear interest at 13% per annum payable semi-annually. Interest will be payable on June 6 and December 6 of each year, commencing June 6, 2014. The June 2019 Senior Secured Notes have a five and a half year term maturing on June 6, 2019.

We may redeem the June 2019 Senior Secured Notes, in whole or in part, at a redemption price equal to 106.5% of principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date, during the 12 month period commencing on June 6, 2017 or at a redemption price equal to 103.25% of the principal amount, plus accrued and unpaid interest, if any to (but excluding) the redemption date, during the 12 month period commencing on June 6, 2018.

At any time prior to June 6, 2017, we may at our option redeem the June 2019 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of the redemption price of such Note on June 6, 2017, plus all required remaining scheduled interest payments due on such Note through June 6, 2017 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the Indenture) plus 100 basis points, over (B) the principal amount of such Note on such redemption date.

At any time prior to June 6, 2017, we may redeem up to 35% of the aggregate principal amount of the Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 113% the principal amount of the Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the Notes issued on December 6, 2013 remain outstanding after each such redemption.

Following any Change of Control Triggering Event, we must make an offer to purchase all outstanding June 20129 Senior Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any to (but not including) the offer to purchase payment date. A “Change of Control Triggering Event” means the occurrence of both a Change of Control (as defined in the June 2019 Indenture) and specified decline in the ratings of the Notes within six month after the date of public notice of the occurrence of a Change of Control or the intention by us or any other person to effect a Change of Control.

Capital Expenditures

Our capital expenditures were US$1.2 million, US$0.4 million and US$100.1 million in 2011, 2012 and 2013, respectively. Our capital expenditures in 2011, 2012 and 2013 were mainly used for acquisition of subsidiaries, building improvements, and purchase of aircraft, vehicles, fixtures and furniture and computer network equipment. The source of our capital expenditures is primarily the cash flow generated from operating activities.

 As of December 31, 2013, we had outstanding commitments with respect to non-cancelable construction contracts for real estate development in the amount of US$252.4 million.

C.	Research and Development, Patent and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

As of December 31, 2012 and 2013, we guaranteed mortgage loans in the aggregate outstanding amount of US$951.1 million and US$1,137.9 million, respectively.

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

We paid US$0.04 million, US$0.3 million and US$0.4 million to satisfy guarantee obligations related to customer defaults for the years ended December 2011, 2012 and 2013, respectively. The fair value of the guarantees is not significant and we consider that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in our consolidated financial statements.

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

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2013, our contractual obligations amounted to US$1,428.6 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated.

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(US$ in thousands)
Long-term debt obligations:
long-term bank loans	32,804	-	32,804	-	-
interest on long-term bank loans(1)	5,536	2,772	2,764	-	-
Other long-term debt	536,943	-	61,182	275,761	200,000
interest on other long-term debt(2)	289,997	56,288	128,381	94,061	11,267
current portion of long-term bank loan and other debt	217,964	217,964	-	-	-
interest on current portion of long-term bank loan and other debt(1)	13,056	13,056	-	-	-
Short-term debt obligations
short-term bank loans	23,291	23,291	-	-	-
interest on short-term debt obligations (3)	239	239	-	-	-
Operating lease obligations	13,618	5,563	7,040	1,015	-
Non-cancellable construction contract obligations	252,353	252,353	-	-	-
Capital lease obligations(4)	42,784	5,705	11,409	11,409	14,261
Total	1,428,585	577,231	243,580	382,246	225,528

(1)	Our long-term bank loans, including current portion, bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans, including current portion, is calculated based on the current interest rate of each loan, ranging from 2.25% to 8.45% per annum, using the PBOC benchmark rate of 6.15% as of December 31, 2013 or Libor benchmark rates in the following years. Interest on the current portion of other debts calculated at a rate of ranging from 11% to 12.41% per annum.

(2)	Interest on other long-term debt is calculated based on the interest rates for relevant loans, ranging from 5% to 13.25% per annum.

(3)	Interest on short-term loans is calculated based on the interest rates for relevant loans, at a rate of 7.2% per annum.

(4)	In 2012, one of our subsidiaries entered into a capital lease agreement to lease an aircraft as described further below.

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

Since our 2007 IPO, we have mainly been acquiring land parcels through public auctions in the PPC. In 2009, we made our first land parcel acquisitions, acquiring five parcels of land for an aggregate land premium consideration of US$341.0 million. We did not acquire any additional property in 2010 and most of 2011. In the fourth quarter of 2011, we acquired two parcels of land for an aggregate consideration of US$125.4 million and paid in full by the end of 2012. During 2012, we acquired an aggregate of five properties in PRC and the U.S., consisting of two parcels of land in Beijing and Suzhou, and projects in Reno, Nevada, Irvine, California and Brooklyn, New York, for an aggregate consideration of US$278.4 million, See Note 8 to the consolidated financial statement contained elsewhere in this annual report on Form 20-F. During 2013, we acquired one parcel of land in Suzhou for the amount US$159.1 million.

Starting from 2012, we adopted negotiated land acquisition model. During 2012 and 2013, we entered into three and two framework cooperation agreements with local governments relating to prospective land parcel planning and preparation, pursuant to which we paid advances in the aggregate amount of US$44.5 million and US$333.1 million. These advances have been or will be transfer to land cost through our success in auction bids. As of December 31, 2013, we chose not to participate in the bidding for one parcel of land in Jiangsu Province through this negotiated land acquisition model; the advance payment and related interest of US$28.6 million were refunded to us, and total US$92.3 million of the advance payments related to the other land parcels successfully acquired were transferred to land cost, including three parcels of land in Xingyang for the amount of US$39.7 million and two parcels of land in Zhengzhou of US$52.6 million.

On October 23, 2012, Henan Xinyuan Real Estate Co., Ltd. ("Henan Xinyuan"), one of our subsidiaries, entered into a capital lease agreement with Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd. ("Minsheng") to lease an aircraft. Pursuant to the agreement, Minsheng purchased a Gulf 450 from Gulfstream Aerospace Corporation and leased the aircraft to Henan Xinyuan for a term of 96 months starting from September 12, 2013. We measured a capital lease asset and capital lease obligation at an amount equal to the present value of the minimum lease payments during the lease term, excluding the portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) as well as any profit thereon. As of December 31, 2013, we are contractually committed to pay the amount of US$42.8 million. See Note 21 to the consolidated financial statements contained elsewhere in this annual report on Form 20-F.

During 2013, we issued approximately US$475.76 million aggregate principal amount of debt securities in three separate transactions. On May 3, 2013, we issued US$200 million aggregate principal amount of May 2018 Senior Secured Notes that bear interest at a rate of 13.25% per annum . On September 19, 2013 we issued the Convertible Note in the aggregate principal amount of approximately US$75.76 million together with 12,000,000 common shares for aggregate proceeds to us of approximately US$106 million. The Convertible Note bears interest at a rate of 5% per annum. On December 6, 2013, we issued US$200 million aggregate principal amount of June 2019 Senior Secured Notes that bear interest at a rate of 13% per annum.

We believe our cash on hand, projected cash flow from operations, available construction loan borrowing capability, and potential access to capital markets, should be sufficient to meet our expected cash requirements, including our non-cancellable construction contract obligations and corporate aircraft capital lease obligations that are due on various dates through December 31, 2014, US$200 million principal amount of our May 2018 Senior Secured Notes due in May 2018, US$75.7 million principal amount of our Convertible Note due in September 2018 and US$200 million principal amount of our June 2019 Senior Secured Notes due in June 2019.

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

G.	Safe Harbor

See “FORWARD-LOOKING INFORMATION” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position
Yong Zhang	50	Director, Chairman of the Board
Xinqi Wang	46	Director and Chief Executive Officer
Yong Cui	39	Director and President
Helen Zhang	45	Interim Chief Financial Officer
Huai Chen	62	Director *
Thomas Gurnee	63	Director
Yinfei Hao	64	Director and Executive Vice President
Yumin Liang	51	Director
Steve Sun	44	Director
Thomas Wertheimer	73	Director*
Anthony J. Walton	71	Director*
Yuyan Yang	50	Director

* Indicated Independent Director

Unless otherwise indicated, the business address of each director and executive officer is 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, the People’s Republic of China.

A description of the business experience and present position of each director and executive officer is provided below:

Yong Zhang founded our company in 1997 and is the Chairman of the board of directors and, through September 2013, was our Chief Executive Officer. Mr. Zhang has more than 20 years of working experience in the real estate industry. Prior to founding our company, he worked at several construction and property development companies, including Zhengzhou City Construction and Development Inc. and China Antai Real Estate Development Inc. Mr. Zhang is also vice chairman of Henan Real Estate Association, a member of China Democratic National Construction Association and a deputy to the 12th People’s Congress of Henan Province in China. Mr. Zhang received an executive master’s degree in business administration from Tsinghua University in 2005 and a bachelor’s degree in architecture from Henan Zhongzhou University in 1985. Mr. Zhang is married to Yuyan Yang, a director of our company and Vice President.

Xinqi Wang was appointed our Chief Executive Officer effective September 2013 and a director of our company effective January 2014. Prior to joining our company, Mr. Wang worked for Wanda Commercial Properties Co., Ltd., one of China’s largest property enterprises, most recently serving as Vice President and General Manager of the Northern Projects Management Center.

Yong Cui has been a director of our company since August 2006 and was appointed our President effective September 2013. With a doctorate degree in economics from Renmin University of China, Mr. Cui has extensive experience in corporate finance. As discussed below in “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - B. Related Party Transactions, ” prior to his being appointed President, Mr. Cui provided consulting services to us with respect to, among other matters, the development of commercial real estates in China and residential real estate in the U.S.

Helen Zhang was appointed as our Interim Chief financial Officer effective November 2013. Prior thereto Ms. Zhang served as financial controller of our Company. Prior to joining us, Ms. Zhang held various positions with China National Metals & Minerals Import & Export Corp., China Netcom Group Company Ltd., TechFaith Wireless Technology Ltd., Baidu, Inc. and Sohu.com Inc. Ms. Zhang received her Bachelor in Economics from the University of International Business and Economics in Beijing and her MBA from Fordham University in 2001.

Huai Chen was appointed as director of our company in December 2007. Mr. Chen is director of development of urban and rural construction, Graduate School, Chinese Academy of Social Science. He was former director of the Policy Research Center of the MOHURD and was the deputy director of the Institute of Market Research under the PRC State Council’s Development and Research Center.” Mr. Chen was a visiting professor of Stanford University and Tokai University and has a doctorate from Renmin University of China. His business address is No. 9 Sanlihe Road, Beijing, PRC.

Thomas Gurnee was appointed to the board of directors of our company in December 2007 and from February 2009 through September 2013 served as our Chief Financial Officer. Prior to joining Xinyuan, Mr. Gurnee was the Chief Financial Officer of GEM Services Inc., a semiconductor contract manufacturer based in China. Prior to that, Mr. Gurnee served as the president of Globitech Inc., a Texas-based epitaxial semiconductor wafer manufacturer, the Chief Financial Officer of Artest Inc., a California-based semiconductor test subcontractor, and the Chief Financial Officer of Sohu.com (NASDAQ: SOHU), a Beijing-based internet portal. He is also a member of the board of directors of eLong, Inc. Mr. Gurnee obtained his bachelors degree from Stanford University and master’s degree in business administration from the University of Santa Clara.

Yinfei Hao was appointed as a director in December 2010. Ms. Hao is the Company’s Executive Vice President. She has broad connections in the real estate industry and has more than 38 years of working experience including the last 28 years in government services. Ms. Hao holds a master’s degree in economics law, an MBA and a PhD of Management Science and Engineering. She has also received an Independent Director Certificate from the China Securities Regulatory Commission and National Accounting Institute. Ms. Hao also serves as senior officer of the Supreme People’s Procuratorate of the Peoples’ Republic of China. She is also an independent director of Panggang Group Company Ltd.

Yumin Liang was appointed as a director in January 2014. Mr. Liang was appointed chairman of Henan Xinyuan Real Estate Co., Ltd., one of our subsidiaries, in July 2013. Prior to joining Xinyuan, Mr. Liang was the chairman of Zhengzhou Guoyi Residential Group Co., Ltd. Prior to that, Mr. Liang held progressive positions at the Zhengzhou Housing Management Bureau for approximately eighteen years.

Steve Sun was appointed a director of our company in September 2013. Mr. Sun is a Partner and Managing Director at TPG and is based in the firm's Hong Kong office. Prior to joining TPG, Steve was a Managing Director in the Principal Investment Area (PIA) of Goldman Sachs and focused on private equity investment in the Greater China region from 2006 to early 2011. Before joining Goldman Sachs, Steve was a Vice President at Morgan Stanley in Hong Kong from 2004 to 2006. Prior to that, he worked for General Electric in Connecticut and Citigroup in New York. Steve earned a Bachelor of Economics degree from Renmin University of China and an MBA with high distinction from University of Michigan. His business address is 57/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong. Mr. Sun was appointed as the TPG Investor director pursuant to the TPG Securities Purchase Agreement.

Thomas Wertheimer was appointed as director of our company in December 2007. Mr. Wertheimer is a highly experienced former audit partner with PricewaterhouseCoopers, and is an expert in financial and accounting issues, including reporting to the SEC, executive compensation, foreign operations, hedging and derivatives. Mr. Wertheimer is a member of board of directors of two other public companies, Fiserv Inc. and Vishay Intertechnology, Inc. He was also a consultant to the Public Company Accounting Oversight Board (PCAOB). Mr. Wertheimer obtained his bachelor and master’s degrees in business administration from the University of Cincinnati. His business address is 28 Wicklow Drive, Hilton Head Island, SC 29928.

Anthony J. Walton was appointed as director of our company on November 13, 2012. Mr. Walton has over 40 years of commercial and investment banking experience. He currently serves as Vice Chairman Americas, for Standard Chartered Bank, responsible for the Bank's relationships with its key corporate and financial clients and also plays a critical role in developing businesses between the Americas and Asia for the Bank and its clients. In early 2000, he co-founded an internet bank, Effinity Financial Corp and was also a partner at McFarland Dewey and Co., a New York-based corporate advisory firm and broker-dealer. Earlier in his career, he served as Chief Executive Officer, separately, of two private investment banks, one owned by members of the Wal-Mart Walton family, and then the Caspian Group, an emerging markets investment bank in 20 countries. From 1983 to 1993, he was Chief General Manager, Americas and Europe, of Westpac Banking Corporation and served on the main Board of Directors of Westpac in Sydney, Australia. Mr. Walton started his banking career with the Chase Manhattan Bank in New York in 1966 and undertook multiple assignments worldwide in his 16-year tenure including his final role at Chase as Senior Vice President and Chief Executive Officer of the Global Trade Finance Group. Mr. Walton received his B.A. from Haverford College and his M.B.A. from the Wharton Graduate School of Finance at the University of Pennsylvania.

Yuyan Yang co-founded our company in 1997 with Mr. Yong Zhang. She is a director and previously a Vice President of our company. Ms. Yang has more than 10 years’ working experience in the real estate industry. Ms. Yang received a bachelor’s degree in education management from Henan University in 1985. Ms. Yang received her executive master’s degree in business administration at the National University of Singapore in May 2008. Ms. Yang is married to Yong Zhang, Chairman of our board of directors.

B.	Compensation

 For the fiscal year ended December 31, 2013, the aggregate compensation to our executive officers, including all directors was US$15.1 million, and the aggregate compensation to our non-executive directors was US$0.74 million. As discussed below under “ - D. Employees” we made contributions of US$3.5 million to employee benefit plans for the fiscal year ended December 31, 2013.

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

On August 11, 2007, we granted share options awards to 346 directors, management, employees and consultants and employees of the equity investee for an aggregate of 6,802,495 common shares at a weighted average exercise price of US$1.08. These options had various vesting periods ranging from four to 60 months.

As of December 31, 2013, 577,560 options remain issued and outstanding under the 2007 equity incentive plan. The following table summarizes the options granted to our current directors, executive officers, and other individuals as a group under our 2007 equity incentive plan that remain outstanding as of December 31, 2013.

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Common Shares Underlying Restricted Share Awards Granted (1)	Grant Date	Date of Expiration
Yong Zhang	146,891	2.5		August 11, 2007	August 10, 2017
Yong Cui			-	August 11, 2007	August 10, 2017
Other employees and consultants(2) as a group	430,669	2.5	-	August 11, 2007	August 10, 2017

(1)	Reflects options granted at exercise price of US$0.0001 per common share which have already vested and exercised.

(2)	None of these employees and consultants is a director or executive officer of our company.

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

On December 20, 2010, under the 2007 Plan, we granted share options with performance conditions to purchase up to 1,100,000 common shares to certain employees, at an exercise price equal to the price of the grant date (US$1.18 per share). These options have a weighted average grant date fair value of US$0.58 per option. These options had vesting periods of 13 to 37 months and will expire no later than December 20, 2020. The performance conditions were determined by the Board of Directors. An evaluation is made each quarter as to the likelihood of performance criteria being met. Compensation expenses are then adjusted to reflect the number of shares expected to vest.

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

On July 1, 2013, under the 2007 Plan, we granted share options with service conditions to purchase up to 600,000 common shares to one director, at an exercise price of US$2.105 per share. These options have a weighted average grant date fair value of US$0.72 per option and a total expected compensation cost, net of expected forfeitures, of US$431,687. These options will have vesting periods based on length of service of 36 months and will expire no later than July 1, 2023.

On August 7, 2013, under the 2007 Plan, we granted share options with service conditions to purchase up to 400,000 common shares to one employee, at an exercise price of US$2.475 per share. These options have a weighted average grant date fair value of US$0.84 per option and a total expected compensation cost, net of expected forfeitures, of US$337,655. These options will have vesting periods based on length of service of 36 months and will expire no later than August 7, 2023.

On September 3, 2013, under the 2007 Plan, we granted share options with service conditions to purchase up to 600,000 common shares to one employee, at an exercise price of US$2.86 per share. These options have a weighted average grant date fair value of US$0.96 per option and a total expected compensation cost, net of expected forfeitures, of US$578,159. These options will have vesting periods based on length of service of 36 months and will expire no later than September 3, 2023.

On September 5, 2013, under the 2007 Plan, we granted share options with service conditions to purchase up to 600,000 common shares to one employee, at an exercise price of US$2.92 per share. The options were forfeited during 2013 as result of the employee’s resignation. Since the employee resigned in the current year, as of the end of the year, no stock-based compensation expense will be recognized.

On November 8, 2013, under the 2007 Plan, we granted share options with service conditions to purchase up to 400,000 common shares to one employee, at an exercise price of US$3.185 per share. These options have a weighted average grant date fair value of US$1.03 per option and a total expected compensation cost, net of expected forfeitures, of US$412,735. These options will have vesting periods based on length of service of 36 months and will expire no later than November 8, 2023.

As of December 31, 2013, 4,897,390 options remain issued and outstanding under the 2007 Plan. The following table summarizes the options granted to our current directors, executive officers, and other individuals as a group under our 2007 Plan outstanding as of December 31, 2013.

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Grant Date	Date of Expiration
Yong Zhang	473,493	7.00	November 5, 2007	December 4, 2017
Yuyan Yang	134,956	7.00	November 5, 2007	December 4, 2017
	400,000	1.21	December 13, 2010	December 12, 2020
Thomas Gurnee	93,334	1.87	March 31, 2009	March 31, 2019
Yong Cui	460,000	1.21	December 13, 2010	December 12, 2020
Thomas Wertheimer	100,000	1.64	November 12, 2012	November 11, 2022
	100,000	1.21	December 13, 2010	December 12, 2020
Huai Chen	100,000	1.64	November 12, 2012	November 11, 2022
	100,000	1.21	December 13, 2010	December 12, 2020
Anthony Walton	200,000	1.60	November 13, 2012	November 12, 2022
Yumin Liang	600,000	2.11	July 1, 2013	June 30, 2023
Helen Zhang	33,000	1.21	December 13, 2010	December 12, 2020
Other employees as a group(1)	183,607	7.00	November 5, 2007	December 4, 2017
	180,000	2.98	July 1, 2008	June 30, 2018
	139,000	1.21	December 13, 2010	December 12, 2020
	100,000	1.09	May 24, 2011	May 25, 2021
	100,000	1.64	November 12, 2012	November 11, 2022
	400,000	2.48	August 7, 2013	August 6, 2023
	600,000	2.86	September 3, 2013	September 2, 2023
	400,000	3.19	November 8, 2013	November 7, 2023

(1) None of these employees is a director or executive officer of our company.

C.	Board Practices

Our board of directors currently has eleven directors.

Committees of the Board of Directors

We have established four standing committees under the board of directors: the audit committee, the compensation committee, the corporate governance and nominating committee and the investment committee. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Thomas Wertheimer (Chairman), Mr. Huai Chen, Mr. Anthony J. Walton. Steve Sun and Thomas Gurnee have observer rights on the audit committee but are not voting members of the committee. Under Section 303A of the NYSE Listed Company Manual, as a foreign private issuer, we are required to have an audit committee composed solely of independent directors. However, unlike U.S. listed companies, we are not required to have a minimum number of committee members. Our audit committee charter provides that the committee will be companies of at least three directors, each of which must meet applicable independence and financial literacy requirements of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has determined that Mr. Wertheimer qualifies as an “audit committee financial expert” under applicable SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Yong Zhang (Chairman), Mr. Huai Chen, Mr. Thomas Wertheimer and Mr. Steve Sun. Our compensation committee charter provides that the committee will be composed of at least three directors, at least half of which will be independent as defined by the NYSE and any other applicable laws and regulations. All decisions are subject to simple majority approval. However, the committee may delete all or any portion of its duties and responsibilities to a subcommittee consisting of one or more members.

The compensation committee assists the board in reviewing and approving the design of and administering executive compensation programs. The compensation committee is responsible for, among other things:

•	reviewing our overall compensation philosophy at least annually;

•	reviewing and approving the corporate goals and objectives relative to our chief executive officer’s compensation on an annual basis and determine the level of the chief executive officer’s compensation;

•	determine, or recommend for the board’s determination, the annual base and incentive compensation for our chief financial officer, chief operating officer, chief administrative officer and any other person who performs similar functions for our company;

•	make recommendations to the board with respect to equity-based compensation plans;

•	determine compensation policies and practices and approval compensation to non-employee directors; and

•	review, approve or make recommendations on executive employments agreements or any severance or similar termination payments proposed to be made to any current or former executive officer of the company.

No member of senior management may be present when his or her compensation is being discussed.

 Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Ms. Yinfei Hao, Mr. Huai Chen, Mr. Steven Sun, Mr. Anthony Walton and Mr. Thomas Wertheimer.

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

Investment Committee. The investment committee consists of Mr. Yong Zhang (Chairman), Mr. Yong Cui and Mr. Steve Sun. The primary purpose of the committee is to oversee the company’s real property acquisition and developments and other strategic assets, including the review and approval of individual real property acquisitions. The committee has the power to approve, without further board action, land acquisitions where the consideration is cash, seller financing and/or conventional bank debt. The committee may also approve land acquisitions involving use of the company’s shares, options or warrants. In addition, the committee has the authority to approve acquisitions of assets, other than land, including shares in a third party or non-bank financial assets.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

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

Terms of Directors and Officers

Under our memorandum and articles of association, a director holds office until he resigns or otherwise vacates his office or is removed by our shareholders or directors. Accordingly, annual elections of directors by our shareholders are not required and we do not put to shareholder vote on an annual or periodic basis election of directors to our company. A director may be removed by special resolution passed by our shareholders before the expiration of such director’s term. Officers are elected by and serve at the discretion of the board of directors.

D.	Employees

As of December 31, 2013, we had 668 full time employees. The following table sets forth the number of our full time employees categorized by function as of the period indicated:

	As of December 31,
	2011	2012	2013

Management	13	14	33
Finance	71	63	77
Planning and development	68	86	167
Project construction management	88	93	101
Sales and marketing	29	36	54
Property management	74	94	109
Administrative and human resources	80	75	107
Legal and audit	23	23	20
Total	446	484	668

During the year ended December 31, 2013, our subsidiary, Xinyuan Property Service Co., Ltd., also hired approximately 1,780 contract employees and temporary employees, most of whom provided security and housekeeping services relating to property management.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing funds, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2011, 2012 and 2013 was US$1,783,144, US$2,598,959 and US$3,471,862 respectively.

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

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2014, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our common shares; and

•	all of our directors and executive officers as a group.

	Shares Beneficially Owned(1)
	Number	%
Directors, Executive Officers and Principal Shareholders:

Huai Chen(2)	133,000	*
Yong Cui(3)	120,000	*
Thomas Gurnee(4)	93,334	*
Yinfei Hao	-	*
Yumin Liang	-	*
Yanjun (Steve) Sun (5)	-	*
Anthony J. Walton (6)	68,000	*
Xinqi Wang	609,392	*
Thomas Wertheimer (7)	139,777	*
Yuyan Yang (8)	57,979,140	36.25%
Helen Zhang	-	*
Yong Zhang (9)	57,979,140	36.25%
All directors and executive officers as a group (10)	59,142,643	36.85%

TPG Group Holdings (SBS) Advisors, Inc. (11)	37,253,670	20.24%

* Beneficially owns less than 1% of our outstanding common shares.

(1)   Beneficial ownership includes voting or investment power with respect to the securities and, except as indicated below, each person named has sole voting and investment power with respect to the shares shown opposite his or her name. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of March 31, 2014. The percentage of beneficial ownership is based on 158,807,616 common shares outstanding as of March 31, 2014. In addition, for purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons had the right to acquire on or before March 31, 2014 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)   Represents 133,000 common shares issuable upon the exercise of options exercisable within 60 days.

(3)   Represents 120,000 common shares issuable upon the exercise of options exercisable within 60 days.

(4)   Represents 93,334 common shares issuable upon the exercise of options exercisable within 60 days.

(5)   Mr. Sun was nominated to our board od directors by TPG Asia VI SF Pte. Ltd. in connection with TPG Asia VI SF Pte. Ltd.’s investment in our company in September 2013. The TPG group’s beneficial ownership of our common shares is described below in footnote 11.

(6)   Includes 2,000 common shares held by Mr. Walton’s spouse, and 66,000 common shares issuable upon the exercise of options exercisable within 60 days.

(7)   Includes 133,000 common shares issuable upon the exercise of options exercisable within 60 days.

(8)   Includes 48,000,000 common shares owned by Yong Zhang, Ms. Yang’s spouse, 620,384 common shares issuable upon the exercise of options exercisable within 60 days that are held by Shining Gold Trading Limited, a British Virgin Islands company wholly-owned and controlled by Mr. Zhang, and 534,956 common shares issuable upon the exercise of options exercisable within 60 days that are held by Star World Finance Limited, a British Virgin Islands company wholly-owned and controlled by Ms. Yang. Mr. Zhang and Ms. Yang are deemed to be beneficial owners of each other’s shares.

(9)   Includes 8,823,800 common shares owned by Yuyan Yang, Mr. Zhang’s spouse, 534,956 common shares issuable upon the exercise of options exercisable within 60 days that are held by Star World Finance Limited, a British Virgin Islands company wholly owned and controlled by Ms. Yang and 620,384 common shares issuable upon the exercise of options exercisable within 60 days that are held by Shining Gold Trading Limited, a British Virgin Islands company wholly-owned and controlled by Mr. Zhang. Mr. Zhang and Ms. Yang are deemed to be beneficial owners of each other’s shares.

(10)   Includes 1,700,674 common shares issuable upon exercise of options exercisable within 60 days.

(11)   Based on information in a Schedule 13D filed with the SEC on September 30, 2013 by TPG Group Holdings (SBS) Advisors, Inc. (“Group Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102. Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole shareholder of TPG Asia GenPar VI Advisors, Inc., a Cayman Islands exempted company, which is the general partner of TPG Asia GenPar VI, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Asia VI SF AIV, L.P., a Prince Edward Island limited partnership, which is the sole shareholder of TPG Asia VI SF Pte., Ltd., a company formed under the laws of Singapore (“TPG Asia” or the “TPG Investor”), which directly holds 12,000,000 common shares and our Convertible Note in an aggregate principal amount of $75,761,009 and is convertible by TPG Asia in whole or in part into 25,253,670 common shares, subject to certain adjustments (collectively, “TPG Shares”). Because of Group Advisors’ relationship to TPG Asia, Group Advisors may be deemed to be the beneficial owner of the TPG Shares. Messrs. Bonderman and Coulter are officers and sole stockholders of Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the TPG Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership” for our major shareholders.

In connection with the 2013 investment by the TPG group, one of our major shareholders, Mr. Yong Zhang, our Chairman, entered into a letter agreement dated as of September 19, 2013 with TPG Asia (the "Chairman's Letter"), pursuant to which Mr. Zhang agreed to certain contractual limitations on the transfer by him of our common shares which would constitute a Change of Control as defined in the Convertible Note and agreed to provide TPG Asia with tag-along rights in sales of common shares by the Chairman in certain limited circumstances. These provisions will terminate upon the first date following the closing on which TPG Asia and its affiliates no longer own at least 10% of our common shares on an as-converted basis. Mr. Zhang also agreed, so long as the TPG Asia and its affiliates own at least 5% of our common shares on an as-converted basis, to use his reasonable best efforts to cause the TPG Investor Director to be elected to and not be removed from the board and to ensure the TPG Investor Director will be a member of our Investment Committee.

Our major shareholders do not have voting rights that are different from other shareholders.

There are three record holders in the U.S., including the depositary for our ADSs, holding, collectively, 55.3% our outstanding common shares, as of March 31, 2014.

B.	Related Party Transactions

Shareholders Agreement

We entered into a shareholders agreement, dated as of April 9, 2007, with Blue Ridge China Partners, L.P., ("Blue Ridge China"), EI Fund II China, LLC ("Equity International"), Mr. Yong Zhang, Ms. Yuyan Yang, Xinyuan Real Estate , Ltd., Burnham Securities and Mr. Joel Gardner. The agreement was amended and restated on October 31, 2007. Although the agreement remains in effect, many of its provisions have ceased to be effective as a result of our initial public offering, the passage of time, or the sale by Blue Ridge China and Equity International of all of their shares subject to the agreement. The rights and obligations under the terms of the agreement which are currently or were, during 2013, in effect are summarized below.

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

The rights and obligations of any shareholder under the agreement terminate with respect to any securities transferred in compliance with the agreement upon consummation of such transfer. Accordingly, Blue Ridge China and Equity International's rights and obligations under the agreement terminated prior to the end of 2013. The shareholders agreement will terminate upon the expiration of any period of four consecutive weeks during which the weekly trading volume in each such week of the common shares on the NYSE, Nasdaq or any applicable major international securities exchange exceeds one-half the number of common shares (on a fully diluted basis) held by Blue Ridge China and Equity International immediately after our initial public offering.

Cash Advances

As of December 31, 2013, we recorded balances due from employees in the amount of US$0.06 million as compared to US$0.1 million for 2012, which mainly represented cash advances paid to employees for their traveling expenses.

Consulting Agreements and other Agreements with Our Directors

Prior to 2013, we entered into a series of consulting agreements with a consulting company that is beneficially owned by Yong Cui (“Dr. Cui”), one of our directors. Under the agreements, we should to pay an annual fee of US$ 600,000 since 2012. On July 1, 2013, we entered into an employment agreement with Dr. Cui to employ him as our President from July 1, 2013 to June 30, 2016. Pursuant to the employment agreement, all the consulting agreements with Dr. Cui and his related company executed before July 1, 2013 was terminated. As of December 31, 2013, there were no balances due to Dr. Cui relating to the aforementioned terminated consulting agreements.

In November 2011, we entered into a business development advisory services agreement with Karmen Equities Limited, of which Omer Ozden (“Mr. Ozden”), one of our directors at the time, is a minority shareholder. The term of this agreement was six months with advisory fees based on an hourly rate; the agreement was to be automatically renewed for an additional six month period upon expiration on a continuous basis. On September 19, 2013, Mr. Ozden resigned from our board of directors and the advisory services agreement was terminated at that time. During the year ended December 31, 2013, we paid Mr. Ozden and Karmen Equities Limited US$112,426 in the aggregate under this agreement. No balance was due under this agreement as of December 31, 2013.

TPG Investment

As described elsewhere in this annual report on Form 20-F, on September 19, 2013, we issued an aggregate of 12,000,000 of our common shares and the Convertible Note with an aggregate principal amount of $75,761,009, to TPG ASIA upon completion of a private placement pursuant to a securities purchase agreement dated August 26, 2013 among us, TPG Asia and the guarantors named therein (the "TPG Securities Purchase Agreement"). For a description of the terms of the Convertible Note and the other agreements and agreements entered into as part of the transaction, see “Item 5. B. Liquidity and Capital Resources - 2013 Debt Securities - Convertible Note” and “Item 10. Additional Information - C. Material Contracts” included elsewhere in this annual report on Form 20-F.

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

Under our secured note which was repaid in full in April 2013, we were only permitted to pay dividends if our net income or cash flow exceeded specific thresholds and certain other conditions were satisfied. On June 20, 2011, all the conditions to pay dividends required by our secured note were satisfied and therefore, our board of directors approved and we paid a cash dividend of US$0.05 per common share, or US$0.10 per ADS. On April 18, 2012, our board of directors declared a quarterly cash dividend of US$0.02 per common share, or US$0.04 per ADS, which is equivalent to an annual cash dividend of US$0.08 per common share, or US$0.16 per ADS. We paid a quarterly dividend of US$0.02 per common share, or US$0.04 per ADS on May 15, 2012, August 20, 2012 and October 31, 2012. We paid a quarterly dividend of US$0.025 per common share, or US$0.05 per ADS on February 28, 2013. On May 10, 2013, our board of directors declared a quarterly cash dividend of US$0.025 per common share, or US$0.05 per ADS, which is equivalent to an annual cash dividend of US$0.10 per common share, or US$0.20 per ADS. We paid a quarterly dividend of US$0.025 per common share, or US$0.05 per ADS on May 31, 2013, August 30, 2013, November 29, 2013, and March 20, 2014. Any future payment of dividends will be subject to our board of directors’ discretion and the form, frequency and amount of any dividend will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

	Trading Price
	High	Low
	US$	US$
Year
2009	7.65	2.43
2010	4.82	2.20
2011	2.92	1.55
2012	3.95	1.74
2013	7.44	3.60

Quarter
First Quarter 2012	3.59	1.74
Second Quarter 2012	3.95	2.56
Third Quarter 2012	3.10	2.40
Fourth Quarter 2012	3.80	2.68
First Quarter 2013	5.97	3.60
Second Quarter 2013	5.10	3.75
Third Quarter 2013	6.64	4.01
Fourth Quarter 2013	7.44	5.16
First Quarter 2014	5.46	4.36
Second Quarter 2014 (through April 21, 2014)	5.29	4.51

Month
October 2013	7.44	5.87
November 2013	6.96	5.32
December 2013	5.97	5.16
January 2014	5.46	4.71
February 2014	5.11	4.41
March 2014	5.24	4.36
April 2014 (through April 21, 2014)	5.29	4.51

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law (2013 Revision) permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

Shareholders’ Suits. We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Anti-takeover Provisions. Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to redesignate authorized and unissued common shares as other shares or series of shares, to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders. However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our second amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties and Powers. As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Island company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

Under our memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest. Directors are not required to hold shares; however, a minimum share requirement for directors may be established at a general meeting. Directors may exercise all powers of our company to borrow money, under our memorandum and articles of association, in a variety of ways, including issuing bonds and other securities either outright or as security for any debt liability or obligation of our company or of any third party.

Shareholder Action by Written Resolution. Under Cayman Islands law, a corporation may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held. Our memorandum and articles of association allow shareholders to act by written resolutions.

Removal of Directors. Under our memorandum and articles of association, directors may be removed by a special resolution.

Dissolution; Winding Up. Under our memorandum and articles of association, if our company is wound up, the liquidator of our company may distribute the assets only by the vote of holders of a two-thirds majority of our outstanding shares being entitled to vote in person or by proxy at a shareholder meeting or by unanimous written resolution.

Amendment of Governing Documents. Under Cayman Islands law and our memorandum and articles of association, our governing documents may only be amended with the vote of holders of two-thirds of our shares entitled to vote in person or by proxy at a shareholder meeting or, as permitted by our articles of association, by unanimous written consent.

Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by foreign law or by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts

During the two fiscal years immediately preceding this annual report, we have entered into the following material contracts, excluding contracts entered into in the ordinary course of business.

Commercial Arrangements

On October 23, 2012, the Group entered into a capital lease agreement with Minsheng Hongtai (Tianjin) Aircraft Leasing Co., Ltd. to lease a corporate aircraft with a lease term of 8 years and a quarterly lease payment of US$1.4 million. According to the contract, the company will pay US$6.7 million to repurchase the jet and get the ownership after 8 years lease term ended. The corporate aircraft was delivered on September 12, 2013, and the capital lease commenced on September 15, 2013 (the “Commencement Date”).The Group measured a capital lease asset and capital lease obligation at an amount equal to the present value of the minimum lease payments during the lease term, excluding the portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) as well as any profit thereon. The effective interest rate for the capital lease obligation is 9.68%. As of December 31, 2013, the capital lease obligation was US$29.4 million.

The group's continued expansion of operations both within and outside of the PRC has placed and will continue to place increasing demands on our project management, property acquisition and management personnel, including increasing travel demands. The aircraft will facilitate our land acquisition efforts, including the implementation of our negotiated purchase process, which will require additional travel and time spent at potential acquisition targets and enhance our efficiency in locating or managing development sites in multiple cities and jurisdictions.

Investment by TPG

On September 19, 2013, we issued an aggregate of 12,000,000 of our common shares and Convertible Note with an aggregate principal amount of $75,761,009, to TPG Asia, upon completion of a private placement pursuant to the TPG Securities Purchase Agreement. The Convertible Note and shares were issued without registration under the Securities Act pursuant to an exemptions not involving any public offering. We received approximately US$108,600,000 of gross proceeds from the private placement. For a description of the terms of the Convertible Note, see “Item 5. B. Liquidity and Capital Resources - 2013 Debt Securities - Convertible Note” included elsewhere in this this annual report on Form 20-F.

Pursuant to the TPG Securities Purchase Agreement, subject to certain exceptions, we have agreed that we will not issue any securities to any person unless we have offered TPG Asia the right to purchase up to its pro rata shares of such issuance at for the same per unit consideration and otherwise on the same terms and conditions. This pre-emptive right will terminate upon the first date upon which TPG Asia (including any transferee who has become a party to the Registration Rights Agreement discussed below) owns less than 10% of our common shares on an as converted basis.

Also pursuant to the TPG Securities Purchase Agreement, we have agreed that TPG Asia, so as long as it holds at least five percent of our common shares on an as-converted basis, is entitled to appoint one member to our board of directors (the "TPG Investor Director") and to have the TPG Investor Director appointed to each of the board's committees, including our investment committee to the extent permitted by applicable law or regulatory authorities. We also agreed to enter into an indemnification agreement in a form mutually agreed to us and TPG Asia for the benefit of TPG Investor Director concurrently with his or her appointment and entered into such an indemnification agreement with Steve Sun in connection with his appointment to the board.

The TPG Securities Purchase Agreement contains customary representations and warranties and indemnification provisions. The agreement also contains a standstill agreement of TPG Asia.

We and TPG Asia also entered into a registration rights agreement dated as of September 19, 2013 (the "Registration Rights Agreement"). Pursuant to the terms and conditions of the Registration Rights Agreement, we filed with the SEC a registration statement on Form F-3 covering the resale of the common shares issued to TPG Asia at closing and issuable upon conversion of the Convertible Note. The Registration Rights Agreement also provides the holders of the commons shares certain demand and piggy back rights and contains other customary provisions.

In connection with the transaction, Mr. Yong Zhang, our Chairman, entered into the Chairman's Letter, pursuant to which Mr. Zhang agreed to certain contractual limitations on the transfer by him of our common shares which would constitute a Change of Control as defined in the Convertible Note and agreed to provide TPG Asia with tag-along rights in sales of common shares by the Chairman in certain limited circumstances. These provisions will terminate upon the first date following the closing on which TPG Asia and its affiliates no longer own at least 10% of our common shares on an as-converted basis. The Chairman's Letter also provides that, until the earlier of the repayment or conversion in full of the Convertible Note, without the prior written consent of TPG Asia, Mr. Zhang will not enter into any business that is engaged in the purchase, development construction or improvement of real estate in China, subject to certain limited exceptions. Mr. Zhang also agreed, so long as TPG Asia and its affiliates own at least 5% of our common shares on an as-converted basis, to use his reasonable best efforts to cause the TPG Investor Director to be elected to and not be removed from the board and to ensure the TPG Investor Director will be a member of our Investment Committee.

Bond Offerings

On May 3, 2013, we issued an aggregate principal amount of US$200 million of May 2018 Senior Secured Notes. The May 2018 Senior Secured Notes were issued without registration under the Securities Act in an offering conducted outside the United States pursuant to Regulation S under the Securities Act. They are listed and quoted for trading on the Official List of the Singapore Exchange Securities Trading Limited.

On February 12, 2014, we entered into a indenture supplement to the May 2018 Indenture with the Subsidiary Guarantors (as defined therein), Citicorp International Limited, as trustee and as shared security agent, amending certain provisions of the May 2018 Indenture to bring the May 2018 Indenture into conformity with the terms of our June 2019 Indenture. For a description of the terms of the May 2018 Senior Secured Notes and the May 2018 Indenture, as amended, see “Item 5. B. Liquidity and Capital Resources - 2013 Debt Securities - May 2018 Senior Secured Notes” included elsewhere in this annual report on Form 20-F.

On December 6, 2013, we issued an aggregate principal amount of US$200 million of June 2019 Senior Secured Notes. The June 2019 Senior Secured Notes were issued without registration under the Securities Act in an offering conducted outside the United States pursuant to Regulation S under the Securities Act. They are listed and quoted for trading on the Official List of the Singapore Exchange Securities Trading Limited.

For a description of the terms of the June 2019 Senior Secured Notes and the 2019 Senior Secured Notes Indenture, see “Item 5. B. Liquidity and Capital Resources - 2013 Debt Securities - July 2019 Senior Secured Notes” included elsewhere in this annual report on Form 20-F.

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

People’s Republic of China Taxation

The PRC Corporate Income Tax Law, or the CIT Law, and the Implementation for the CIT Law issued by the PRC State Council, became effective as of January 1, 2008. The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for the CIT Law, a “de facto management body” is defined as a body that has material and overall management and control of the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. On April 22, 2009, the State Administration of Taxation issued the Notice on the Issues Regarding Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria, which was retroactively effective as of January 1, 2008. Under this notice, an overseas incorporated domestically controlled enterprise will be recognized as a PRC resident enterprise if it satisfies all of the following conditions: (i) the senior management responsible for daily production/ business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and shareholder meetings, etc., are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC. It is not clear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

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

Dividends

Subject to the discussion below under “-Passive Foreign Investment Company,” the gross amount of any distribution made by us on the common shares or ADSs generally will be treated as a dividend includible in the gross income of a U.S. Holder as ordinary income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when received by the U.S. Holder, in the case of common shares, or when received by the Depositary, in the case of ADSs. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in such common shares or ADSs and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such common shares or ADSs. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. In this case, all distributions by us to U.S. Holders will generally be treated as dividends. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

Certain dividends received by non-corporate U.S. Holders, including individuals, in taxable years beginning after December 31, 2012, generally will be subject to a maximum income tax rate of 20%. These reduced income tax rates are applicable to dividends paid by “qualified foreign corporations” and only with respect to common shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the NYSE. Accordingly, subject to the discussion below under “-Passive Foreign Investment Company,” dividends paid by us with respect to the ADSs generally should be eligible for the reduced income tax rates.

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

In the event that we are deemed to be a PRC resident enterprise under the CIT Law (see discussion under “-People’s Republic of China Taxation”), you may be subject to PRC withholding taxes on dividends paid to you with respect to the common shares or ADSs. Subject to generally applicable limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. However, such foreign tax credit may be disallowed, if the U.S. Holder has held such shares for less than a specified minimum period during which the U.S. Holder is not protected from risk of loss, or is obligated to make payments related to the dividends. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

Sale or Other Disposition of Ordinary common shares or ADSs

Subject to the discussion below under “-Passive Foreign Investment Company,” a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of the common shares or ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such common shares or ADSs. Such gain or loss generally will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, including individuals) or loss if, on the date of sale or disposition, such common shares or ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations. Any gain or loss on the sale or disposition will generally be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes.

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

Passive Foreign Investment Company

Based on the composition of our assets and income, although not free from doubt, we do not believe we were a PFIC in 2013 and do not expect to be a PFIC for U.S. federal income tax purposes with respect to our current taxable year or the foreseeable future. The determination of PFIC status is dependent upon the composition of all income and assets and, in addition, we must make a separate determination at the close of each taxable year as to whether we are a PFIC. Changes in the nature of our income, assets or activities, or a decrease in the share price of the common shares or ADSs, may cause us to be considered a PFIC in the current or any subsequent year. Accordingly, we cannot assure you that we were not a PFIC for the year ended December 31, 2013 or will not be a PFIC for the current taxable year ending December 31, 2014 or any future taxable years.

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

The reduced tax rates for dividend income, as discussed above under “-Dividends,” is not applicable to any dividends paid by a PFIC or amounts included in income under the mark-to-market election. If we are regarded as a PFIC, a U.S. Holder of common shares or ADSs must make an annual return on IRS Form 8621, reporting distributions received and gains realized with respect to these interests. In addition, pursuant to recently enacted legislation, each U.S. Holder who is a shareholder of a PFIC is required to file an annual report containing such information as the IRS may require. This requirement is in addition to other reporting requirements applicable to ownership in a PFIC. The IRS has advised that it is developing further guidance regarding the PFIC reporting obligations imposed by recent legislation.

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

Effective for taxable years beginning after March 18, 2010, certain U.S. Holders may be required to report information with respect to such holder’s interest in “specified foreign financial assets” (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution,” if the aggregate value of all such assets exceeds $50,000. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders are urged to consult their own tax advisors regarding the foreign financial asset reporting obligations and their possible application to the holding of the common shares or ADSs

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

Not applicable.

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

Foreign Exchange Risk

We and our subsidiaries are principally engaged in real estate development and the provision of property management services in the PRC. We started U.S. business operations, which is mainly residential real estate development, as well as resale, in 2012. The functional currency of our PRC subsidiaries is the Renminbi, while that of our subsidiaries in the U.S. is U.S. dollars. Our reporting currency is the U.S. dollar. We translate the PRC operating results using the average exchange rate for the year and we translate the PRC financial position at the year-end exchange rate. The PRC subsidiaries’ significant net asset position as of December 31, 2013 coupled with the fact that the RMB strengthened against the US$ during the year ended December 31, 2013, resulted in foreign exchange translation gains. The foreign currency translation gains recognized in our other comprehensive income amounted to $ 25.9 million for the year ended December 31, 2013.

A significant portion of our revenues is denominated in RMB. However, we have substantial U.S. dollar denominated obligations, including the obligation to pay interest and principal on our secured debt and the TPG Note and capital commitments to support our U.S. business operations. Accordingly, any significant fluctuation between the RMB and the U.S. dollar could expose us to foreign exchange risk. We do not currently hedge our exchange rate exposure. We evaluate such risk from time to time and may consider engaging in hedging activities in the future to the extent we deem appropriate. Such hedging arrangements may require us to pledge or transfer cash and other collateral to secure our obligations under the agreements, and the amount of collateral required may increase as a result of mark-to-market adjustments.

The RMB is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 1, 2005, the PRC government changed its previous policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since July 21, 2005, this change in policy has resulted in an approximately 26.3 % appreciation of the RMB against the U.S. dollar through December 31, 2013. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any appreciation of the RMB against the U.S. dollar or any other foreign currencies would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert foreign currencies into RMB for such purposes. Any significant depreciation in the exchange rates of the RMB against the U.S. dollar could adversely affect the value of any dividends paid by us to our shareholders, which would be funded by RMB but paid in U.S. dollars. There can be no assurance that any future movements in the exchange rate of the RMB against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition (including our ability to pay dividends). A significant depreciation in the RMB against major foreign currencies may have a material adverse impact on our results of operations, financial condition and share price because our reporting currency is the U.S. dollar and our ADSs are expected to be quoted in U.S. dollars, whereas our revenues, costs and expenses are largely denominated in RMB.

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

Our indebtedness consists primarily of short-term and long-term bank borrowings, secured debt and the Convertible Note. As of December 31, 2013, we had US$23.3 million of short-term bank borrowings, all of which are denominated in RMB and bear a weighted average interest rate of 7.2% per annum at such date. US$50.8 million of current portions of long-term bank loans bear floating interest rates, which based on PBOC benchmark rates in the range of 105% to 110% in the following years. US$35.0 million of current portions of long-term bank loans bear floating interest rates, which based on Libor benchmark rates in the following years. The PBOC regulates the interest rates of our Renminbi-denominated borrowings. The PBOC-published benchmark one-year lending rate in China, which directly affects the property mortgage rates offered by commercial banks in China, as at December 31, 2011, 2012 and 2013 was 6.56%, 6.00% and 6.00% respectively. As of December 31, 2013, the principal amount of our aggregate outstanding variable rate debt, including long-term bank loans, was US$85.8 million. A hypothetical 1% increase in annual interest rates would increase our interest cost by approximately US$0.9 million per year based on our debt level at December 31, 2013. The Convertible Note and senior secured notes bear fixed interest rates and therefore, interest rate risk is low.

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

As of December 31, 2013, we had outstanding guarantees of mortgages in the principal amount of US$1,137.9 million. If a purchaser defaults on the payment of its mortgage during the term of the guarantee, the mortgage lending bank may require us to repay the outstanding amount under the loan plus any accrued interest. In this event, although we are able to retain the customer’s deposit and sell the property to recover any amounts paid by us to the bank, there can be no assurance that we would be able to sell the property at a price equal to or greater than the amount we paid on the defaulting purchaser’s outstanding loan amount and any accrued interest thereon. We paid US$359,551 to satisfy guarantee obligations related to customer defaults for the year ended December 31, 2013.

During parts of 2011 and 2012 we offered certain homebuyers seller-financing arrangements. All the homebuyers entered into such arrangement were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via our management reporting procedures. We provided longer payment terms, ranging between six months to two years to particular home buyers after applying strict credit requirements based on our credit policy. In the second half of 2012, execution of seller-financed contracts dropped significantly. From the fourth quarter of 2012, we stopped offering seller-financed contracts to second home buyers. As of December 31, 2013, there is no concentration of credit risk with respect to receivables. We do not have a significant exposure to any individual debtor. In 2014, banks in the PRC have tightened the conditions on which credit and mortgage loans are extended to homebuyers. We noticed that the mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks, which increases receivables from individual homebuyers.

As of December 31, 2013, our cash and cash equivalents totaled US$587.1 million and restricted cash totaled US$250.1 million, predominately deposited in accounts maintained with state-owned bank within the PRC. We have not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Inflation

Inflation has not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 5.4%, 5.4% and 2.6% in 2011, 2012, and 2013, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this annual report, we have not been materially affected by any inflation or deflation.

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

The depositary may remit to us all or a portion of the depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the deposit agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2013, the depositary reimbursed us US$246,491 with respect to certain fees and expenses.

The table below sets forth the types of expenses that the depositary has agreed to reimburse and the amounts reimbursed in 2013.

Category of Expenses	Amount Reimbursed in the Year Ended December 31, 2013
(US$)
Investor relations marketing	246,491
Legal	-
Total	246,491

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and interim chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rule 13a-15(e) of the Exchange Act as of the end of the period covered by this report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the SEC rules and forms, and (ii) accumulated and communicated to our management, including our chief executive officer and interim chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2013, there were no changes in our internal control over financial reporting that occurred during the period covered by the report for the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13(a)-15(f) and 15(d)-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (1992 Framework) issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (1992 Framework), our management concluded that, as of December 31, 2013, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Jiangsu Jiajing Real Estate Co., Ltd., which is included in the 2013 consolidated financial statements of the Company and constituted US$186.9 million and US$95.3 million of total and net assets, respectively, as of December 31, 2013 and US$21.7 million and US$2.1 million of revenues and net income, respectively, for the year then ended.

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Xinyuan Real Estate Co., Ltd.

We have audited Xinyuan Real Estate Co., Ltd. and subsidiaries' internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the “COSO criteria”). Xinyuan Real Estate Co., Ltd. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Report of Management on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Jiangsu Jiajing Real Estate Co., Ltd., which is included in the 2013 consolidated financial statements of Xinyuan Real Estate Co., Ltd. and subsidiaries and constituted US$186.9 million and US$95.3 million of total and net assets, respectively, as of December 31, 2013 and US$21.7 million and US$2.1 million of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Xinyuan Real Estate Co., Ltd. and subsidiaries also did not include an evaluation of the internal control over financial reporting of Jiangsu Jiajing Real Estate Co., Ltd.

In our opinion, Xinyuan Real Estate Co, Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Xinyuan Real Estate Co., Ltd and subsidiaries as of December 31, 2013 and 2012 and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013 of Xinyuan Real Estate Co., Ltd. and subsidiaries and our report dated April 25, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

April 25, 2014

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

	For the Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
Audit fees(1)	850,433	1,014,986	1,166,957
Audit-related fees(2)	—	—	480,987
Tax fees(3)	—	—	26,000
All other fees (4)	—	—	32,381

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public account firm for the audit of our annual financial statements and the quarterly procedures performed for our comparative interim financial statements.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services, which mainly included a SAS 100 review of the Company’s June 30, 2013 financial statements and other assurance services rendered in connection with our Form F-3 filing in November 2013 and the issuances of our Senior Secured Notes in May and December 2013, respectively.

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

(4)	“All other fees” means the aggregate fees billed in 2013 for the advisory services in connection with our preparation of the XBRL Exhibit relating to 2012 Form 20-F.

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

On May 26, 2011, our board of directors approved a share repurchase plan, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of up to US$10 million within twelve months. The share repurchase program permitted us to purchase shares from time to time on the open market at prevailing market prices, in negotiated transactions off the market and in block trades, in accordance with applicable securities laws and subject to restrictions regarding price, volume and timing. We completed our share repurchase program as of June 2012 and had repurchased 10.0 million ADSs at a total cost of US$10 million.

On June 19, 2012, our board of directors approved an additional US$20 million share repurchase program (the “2012 authorization”). This share repurchase program permits us to purchase shares from time to time in the open market at prevailing market prices, in private negotiated transactions and in block trades, in accordance with applicable securities laws and subject to restrictions regarding price, volume and timing. As of March 31, 2014, we had repurchased 4,181,597 ADSs under the 2012 authorization.

Effective July 12, 2013, our board of directors approved an additional US$60 million share repurchase program (the “2013 authorization”). The 2013 authorization permits us to purchase shares from time to time in the open market through December 31, 2015.

The following table sets forth a summary of our repurchase of our ADSs made from January 1, 2013 to December 31, 2013.

Period	Total Number of ADSs Purchased(1)(2)(3)	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (1)(2)	Approximate U.S. Dollar Value of ADSs that May Yet Be Purchased Under the Programs
June 1 through June 30	1,314,858	4.39	7,132,448	70,565,719
Total	1,314,858	4.39	7,132,448	70,565,719

(1)	As of December 31, 2013, we had repurchased 2,641,883 ADSs pursuant to the 2012 authorization.

(2)	As of December 31, 2013, we had not repurchased any ADSs pursuant to the 2013 authorization.

(3)	Our ADS to common share ratio is one ADS for two common shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

The NYSE Listed Company Manual requires that the board of directors of a listed company consist of a majority of independent directors, as defined by the NYSE from time to time. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of directors of a corporation to be independent. As of the date of this annual report, the majority of our directors are not independent directors as defined by the NYSE. Our board is currently composed of eleven directors, six of whom are current officers of the company or one of its subsidiaries and two of which are former executive officers of our company. Under NYSE rules, all non-management directors are required to meet periodically in executive session, without any members of management present. The corporate governance practice in our home country does not require such meetings and, accordingly, our non-management directors do not meet in executive session.

The NYSE Listed Company Manual requires each issuer to have a nominating and corporate governance committee and a compensation committee composed entirely of independent directors. In addition, each of those committees must have a written charter setting out, at a minimum, certain prescribed duties. The corporate governance practice in our home country, the Cayman Islands, does not require the implementation of a compensation committee, nor a nominating and corporate governance committee, nor does it require any such committees to be comprised solely of independent directors. We have established a separate compensation committee and a nominating and corporate governance committee. However, neither of the committees consists solely of independent directors. Each of the committee has a written charter which is available on our corporate website. However, the committees have not adopted and implemented all of the duties prescribed for such committee by the NYSE.

The NYSE Listed Company Manual requires listed companies to have an audit committee that satisfies the requirements of Section 10A of the Exchange Act. As a foreign private issuer, we are not required to comply with certain other NYSE rules related to audit committees, including the requirement of having a minimum of three members. Our audit committee has, as of the date of this annual report, three members, each of whom satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act, and one such member qualifies as an “audit committee financial expert” under applicable SEC rules.

In addition to the board governance rules described above, the NYSE Listed Company Manual required shareholder action in connection with certain share issuances by a listed company. Specifically, shareholder approval is required in connection with an issuance of an amount of equity securities equal to or greater than 20% of the outstanding voting power or equity interest of the company, subject to limited exceptions. Shareholder approval is also required for the adoption of or material revision to an equity compensation plan, which is defined as a plan or other arrangement that provide for the delivery of equity securities of the company to any employee, director or other service provider as compensation for services. Our home country corporate governance does not require shareholder action in either situation and, accordingly, such actions may be taken on behalf of our company with just board or board committee action.

ITEM 16H.	MINE SAFETY

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Xinyuan Real Estate Co., Ltd. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 3.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

1.2	Amendment to Amended and Restated Articles of Association of Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 99.5 to the registrant’s Form 6-K (File No. 001-33863 ) filed with the SEC on December 10, 2009)

2.1	Deposit Agreement, dated as of December 11, 2007, among Xinyuan Real Estate Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and holders of American Depositary Shares (incorporated by reference to Exhibit 2.5 to Amendment No. 1. to the registrant’s annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)

2.2	Indenture, dated as of May 3, 2013, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Collateral Agent (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on May 7, 2013)

2.3*	Indenture Supplement No. 2, dated as of February 12, 2014, among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedules I thereto as the Subsidiary Guarantors to the Indenture, dated as of May 3, 2013 with respect to the registrant’s 13.25% May 2018 Senior Secured Notes

2.4	Global note representing the May 2018 Senior Secured Notes (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.3 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on May 7, 2013)

2.5	Senior Secured Convertible Note dated September 19, 2013, dated September 19, 2013, in the principal amount of $75,761,009 issued by Xinyuan Real Estate Co., Ltd. to TPG ASIA VI SF PTE. LTD. (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)

2.6	Guarantee, dated as of September 19, 2013, issued by Xinyuan International Property Investment Co. Ltd., Xinyuan Real Estate Ltd., Xinyuan International (HK) Property Investment Co., Limited, Victory God Development Limited, South Glory International Limited and Elite Quest Holdings Limited, in favor of TPG ASIA VI SF PTE. LTD (incorporated by reference to Exhibit 99.3 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)

2.7	Indenture, dated as of December 6, 2013, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule 1 thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agreement (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 9, 2013

2.8	Global note representing the 13% June 2019 Senior Secured Notes (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 9, 2013)

4.1	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.2	2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.3	Amended and Restated shareholders agreement, dated as of October 31, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd., Xinyuan Real Estate Co., Ltd. and, to the extent set forth herein, Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.10 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.7	Form of confidentiality and non-competition agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.19 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.8	English Summary of the Capital Lease Agreement dated as of October 23, 2012, by and among Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd., and Henan Xinyuan Real Estate Co., Ltd. (Original Language: Chinese) (incorporated by reference to Exhibit 4.7 to the registrant’s Annual Report on Form 20-F (File No. 001-33863), filed with the SEC on April 15, 2013)

4.9	English Summary of the Guarantee Agreement dated as of October 23, 2012, by and among Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd., Xinyuan (China) Real Estate , Ltd. and Henan Xinyuan Real Estate Co., Ltd. (Original Language: Chinese) (incorporated by reference to Exhibit 4.8 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 (File No. 001-33863), filed with the SEC on April 15, 2013)

4.10	Securities Purchase Agreement, dated as of August 26, 2013, among Xinyuan Real Estate Co., Ltd , the guarantors named therein and TPG ASIA VI SF PTE. LTD. (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)

4.11	Registration Rights Agreement, dated as of September 19, 2013, between Xinyuan Real Estate Co., Ltd. and TPG ASIA VI SF PTE. LTD. (incorporated by reference to Exhibit 99.5 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)

4.12	Letter Agreement, dated September 19, 2013, between Yon Zhang and TPG ASIA VI SF PTE. LTD. (incorporated by reference to Exhibit 99.6 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)

8.1*	Subsidiaries of Xinyuan Real Estate Co., Ltd.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Ernst & Young Hua Ming LLP

101*	The following materials from Xinyuan Real Estate Co., Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013 formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Consolidated Statement of Operations, (ii) the Condensed Consolidated Balance Sheet, (iii) the Condensed Consolidated Statement of Stockholders’ Equity, (iv) the Condensed Consolidated Statement of Cash Flows, and (v) Notes to the Condensed Consolidated Financial Statements.

*                  Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Xinqi Wang
Name:	Xinqi Wang
Title:	Chief Executive Officer

Date: April 25, 2014

Xinyuan Real Estate Co., Ltd. and Subsidiaries

As of December 31, 2012 and 2013

For the years ended December 31, 2011, 2012 and 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Xinyuan Real Estate Co., Ltd.

We have audited the accompanying consolidated balance sheets of Xinyuan Real Estate Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xinyuan Real Estate Co., Ltd. and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Xinyuan Real Estate Co., Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 25, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

April 25, 2014

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2012 and 2013

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2012	December 31, 2013
		US$	US$
ASSETS

Current assets
Cash and cash equivalents		496,204,796	587,119,126
Restricted cash		145,729,818	250,097,761
Accounts receivable		3,076,118	8,528,170
Other receivables		27,413,310	10,591,113
Restricted deposit	10	-	11,514,048
Deposits for land use rights		44,546,973	297,388,837
Other deposits and prepayments		60,879,809	103,789,900
Advances to suppliers		11,028,071	15,316,645
Real estate property held for sale	3	11,191,200	5,524,041
Real estate property development completed	3	3,158,358	21,260,288
Real estate property under development	3	722,819,462	932,518,706
Amounts due from related party	17	-	820,089
Amounts due from employees	17	133,377	59,226
Other current assets		161,412	-

Total current assets		1,526,342,704	2,244,527,950

Real estate properties held for lease, net	4	23,203,826	60,410,181
Property and equipment, net	5	1,576,146	46,706,000
Restricted deposit	10	11,168,562	-
Other long-term investment	6	241,648	241,648
Investment in joint venture	7	-	5,945,471
Deferred tax assets	14	1,598,717	10,191,103
Deferred charges		104,196	9,048,940
Other assets		2,144,807	5,028,299

TOTAL ASSETS		1,566,380,606	2,382,099,592

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - (continued)

As of December 31, 2012 and 2013

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2012	December 31, 2013
		US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable		241,894,286	194,403,214
Short-term bank loans and other debt	9	113,065,643	23,290,525
Customer deposits	13	50,200,608	75,285,403
Income tax payable		75,877,028	121,642,262
Deferred tax liabilities	14	13,612,069	78,957,834
Other payables and accrued liabilities	16	64,721,393	73,446,326
Payroll and welfare payable		9,662,545	19,637,838
Current portion of long-term bank loans and other debt	10,11	166,081,678	217,964,262
Current maturities of capital lease obligations	12	-	2,745,647

Total current liabilities		735,115,250	807,373,311

Long-term bank loans	10	35,000,000	32,803,556
Deferred tax liabilities	14	5,884,619	9,384,619
Unrecognized tax benefits	14	8,842,239	16,313,513
Other long-term debt	11	-	536,942,835
Capital lease obligations, net of current maturities	12	-	26,646,215
Total liabilities		784,842,108	1,429,464,049

Commitments and contingencies	21

Shareholders’ equity
Common shares, US$0.0001 par value:
Authorized-500,000,000; shares issued and outstanding-156,012,492 shares for 2013 (2012: 141,938,398 shares)	18	15,358	15,828
Treasury shares	18	(13,667,122)	(3,085,481)
Additional paid-in capital		511,964,127	534,936,597
Statutory reserves		49,622,317	68,547,200
Retained earnings		151,603,798	244,310,439
Accumulated other comprehensive income	23	82,000,020	107,910,960

Total Xinyuan Real Estate Co., Ltd shareholders’ equity		781,538,498	952,635,543

Non-controlling interest	24	-	-

Total equity		781,538,498	952,635,543

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,566,380,606	2,382,099,592

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2011, 2012 and 2013

(All amounts stated in US$, except for number of shares data)

		Year ended December 31
	Notes	2011	2012	2013
		US$	US$	US$
Revenue:
Real estate sales, net of sales taxes of US$40,278,653 in 2011, US$54,487,403 in 2012 and US$52,090,833 in 2013		673,381,593	898,048,522	874,926,633
Real estate lease income		2,834,080	3,253,768	5,989,766
Other revenue		11,292,523	13,496,262	16,821,657

Total revenue		687,508,196	914,798,552	897,738,056

Costs of revenue:
Cost of real estate sales		(477,140,798)	(611,570,163)	(590,935,635)
Cost of real estate lease income		(1,131,787)	(1,542,912)	(1,596,231)
Other costs		(9,504,214)	(21,650,195)	(6,208,324)

Total costs of revenue		(487,776,799)	(634,763,270)	(598,740,190)

Gross profit		199,731,397	280,035,282	298,997,866
Selling and distribution expenses		(16,208,559)	(17,942,114)	(20,724,181)
General and administrative expenses		(27,230,865)	(38,829,308)	(64,498,306)

Operating income		156,291,973	223,263,860	213,775,379
Interest income		5,293,920	9,018,626	11,681,487
Interest expense		-	-	(16,862,532)
Exchange gains		56,725	-	-
Other income		-	-	1,538,968
Share of loss of equity investee	7	-	-	(117,188)

Income from operations before income taxes		161,642,618	232,282,486	210,016,114

Income taxes	14	(58,637,489)	(74,174,627)	(83,659,850)

Net income		103,005,129	158,107,859	126,356,264
Net income attributable to non-controlling interest		(707,259)	(1,110,264)	-

Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders		102,297,870	156,997,595	126,356,264

Earnings per share:
Basic	19	0.68	1.09	0.87
Diluted	19	0.68	1.08	0.85

Shares used in computation:
Basic	19	151,314,945	144,258,862	145,733,028
Diluted	19	151,314,945	144,731,014	149,464,556

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	23	28,447,636	2,150,412	25,910,940

Comprehensive income		131,452,765	160,258,271	152,267,204
Less: comprehensive income attributable to non-controlling interest		(744,043)	(1,119,828)	-

Comprehensive income attributable to Xinyuan Real Estate Co., Ltd. shareholders		130,708,722	159,138,443	152,267,204

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2011, 2012 and 2013

(All amounts stated in US$, except for number of shares data)

	Year ended December 31
	2011	2012	2013
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	103,005,129	158,107,859	126,356,264
Adjustments to reconcile net income to net cash provided by operating activities:
Gain from liquidation of two subsidiaries, net of tax	-	(12,110,793)	-
Depreciation and amortization	2,500,832	2,513,268	3,137,122
Stock-based compensation expenses	1,740,861	2,151,844	427,989
Deferred tax expense/(benefit)	5,892,472	(3,594,893)	(24,396,928)
Amortization of deferred financing cost	-	-	640,565
Share of loss in an equity investee	-	-	117,188
Exchange gains	(56,725)	-	-
Changes in unrecognized tax benefit	-	-	7,083,038
Others	-	-	70,061

Changes in operating assets and liabilities:
Accounts receivable	(16,690,757)	17,220,316	(5,271,522)
Real estate property held for sale	-	(11,191,200)	5,667,159
Real estate property development completed	(3,472,411)	22,118,122	2,337,904
Real estate property under development	(17,511,199)	52,894,501	13,062,014
Real estate property held for lease	394,282	(7,360,525)	(37,843,406)
Advances to suppliers	9,238,112	2,564,900	(3,888,968)
Other receivables	(6,396,548)	(13,732,838)	18,068,583
Deposits for land use rights	-	(44,357,138)	(247,456,209)
Other deposits and prepayments	(22,520,849)	(909,736)	(50,252,524)
Other current assets	(348,252)	112,640	162,309
Amounts due from related party	-	-	(807,019)
Amounts due from employees	32,525	(112,097)	77,030
Other assets	1,356,305	721,082	(305,640)
Accounts payable	75,620,252	9,315,426	(54,094,569)
Customer deposits	44,438,747	(16,283,668)	23,156,867
Income tax payable	23,772,502	8,800,739	42,740,736
Other payables and accrued liabilities	9,658,015	13,219,557	(40,364,427)
Payroll and welfare payable	2,191,773	2,616,195	9,604,240
Accrued interest	(17,333)	17,333	(1,352,000)

Net cash provided by/(used in) operating activities	212,827,733	182,720,894	(213,324,143)

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

	Year ended December 31
	2011	2012	2013
	US$	US$	US$
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of properties held for lease and property and equipment	-	21,252	831,029
Purchase of property and equipment and intangible assets	(1,164,086)	(375,256)	(3,481,806)
Acquisition of subsidiary, net of cash acquired	-	-	(91,342,920)
Interests in an equity investee	-	-	(5,967,905)

Net cash used in investing activities	(1,164,086)	(354,004)	(99,961,602)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	22	98,812	5,060,918
Issuance of treasury shares (Note 2 (ab))	-	-	32,792,232
Purchase of treasury shares	(7,958,841)	(5,708,281)	(5,767,159)
Dividends to shareholders	(7,661,057)	(8,769,530)	(14,724,740)
Distribution to non-controlling interest shareholders	-	(2,231,328)	-
(Increase)decrease in restricted cash	(79,841,815)	11,847,846	(98,268,476)
Repayments of short-term bank loans and current portion of long-term bank loans	(174,925,760)	(135,216,321)	(269,462,794)
Proceeds from short-term bank loans and current portion of long-term bank loans	106,619,872	124,209,385	80,831,640
Repayment of long-term bank loans	(24,860,148)	(26,012,362)	(8,070,189)
Proceeds from long-term bank loans	69,953,700	35,000,000	146,877,442
Repayment of other short-term debt	-	-	(29,200,000)
Repayment of other long-term debt	-	-	(40,000,000)
Proceeds from other long-term debt	-	-	608,703,539
Capital lease payments	-	-	(5,274,409)
Deferred charges	-	-	(9,585,309)

Net cash (used in)/provided by financing activities	(118,674,027)	(6,781,779)	393,912,695

NET INCREASE IN CASH AND CASH EQUIVALENTS	92,989,620	175,585,111	80,626,950

Effect of exchange rate changes on cash and cash equivalents	12,902,664	1,401,530	10,287,380
Cash and cash equivalents, at beginning of period	213,325,871	319,218,155	496,204,796

CASH AND CASH EQUIVALENTS, AT END OF PERIOD	319,218,155	496,204,796	587,119,126

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Incomes taxes paid	30,774,135	77,493,303	63,850,859
Interest paid	23,429,225	20,066,214	32,710,830

SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING ACTIVITIES
Purchase of property and equipment through capital lease	-	-	29,391,862

The accompanying notes are an integral part of these consolidated financial statements.

 XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2011, 2012 and 2013

(All amounts stated in US$, except for number of shares data)

	Number of Shares	Common Shares	Treasury Shares	Additional Paid-in Capital	Statutory Reserves	Retained Earnings / (Accumulated Deficit)	Accumulated Other Comprehensive Income (Note 23)	Total	Non-controlling Interest	Total
		US$	US$	US$	US$	US$	US$	US$	US$	US$
BALANCE AT DECEMBER 31, 2010	153,185,548	15,319	-	507,972,627	27,559,300	(69,198,063)	51,448,320	517,797,503	367,451	518,164,954

Exercise of share options	221,658	22	-	-	-	-	-	22	-	22
Treasury share repurchases (Note 18)	(7,543,530)	-	(7,958,841)	-	-	-	-	(7,958,841)	-	(7,958,841)
Other comprehensive income	-	-	-	-	-	-	28,410,852	28,410,852	36,784	28,447,636
Stock-based compensation expenses	-	-	-	1,740,861	-	-	-	1,740,861	-	1,740,861
Net income	-	-	-	-	-	102,297,870	-	102,297,870	707,259	103,005,129
Appropriation to statutory reserves	-	-	-	-	6,019,909	(6,019,909)	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(7,661,057)	-	(7,661,057)	-	(7,661,057)

BALANCE AT DECEMBER 31, 2011	145,863,676	15,341	(7,958,841)	509,713,488	33,579,209	19,418,841	79,859,172	634,627,210	1,111,494	635,738,704

Exercise of share options	166,372	17	-	98,795	-	-	-	98,812	-	98,812
Treasury share repurchases (Note 18)	(4,091,650)	-	(5,708,281)	-	-	-	-	(5,708,281)	-	(5,708,281)
Other comprehensive income	-	-	-	-	-	-	2,140,848	2,140,848	9,564	2,150,412
Stock-based compensation expenses	-	-	-	2,151,844	-	-	-	2,151,844	-	2,151,844
Net income	-	-	-	-	-	156,997,595	-	156,997,595	1,110,264	158,107,859
Appropriation to statutory reserves	-	-	-	-	16,043,108	(16,043,108)	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(8,769,530)	-	(8,769,530)	-	(8,769,530)
Distribution to non-controlling interest shareholders (Note 24)	-	-	-	-	-	-	-	-	(2,231,322)	(2,231,322)

BALANCE AT DECEMBER 31, 2012	141,938,398	15,358	(13,667,122)	511,964,127	49,622,317	151,603,798	82,000,020	781,538,498	-	781,538,498

Exercise of share options	4,703,810	470	-	6,101,049	-	-	-	6,101,519	-	6,101,519
Treasury share repurchases (Note 18)	(2,629,716)	-	(5,767,159)	-	-	-	-	(5,767,159)	-	(5,767,159)
Shares issued to TPG Asia VI SF Pte. Ltd(Note 2(ab))	12,000,000	-	16,348,800	16,443,432	-	-	-	32,792,232	-	32,792,232
Other comprehensive income	-	-	-	-	-	-	25,910,940	25,910,940	-	25,910,940
Stock-based compensation expenses	-	-	-	427,989	-	-	-	427,989	-	427,989
Net income	-	-	-	-	-	126,356,264	-	126,356,264	-	126,356,264
Appropriation to statutory reserves	-	-	-	-	18,924,883	(18,924,883)	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(14,724,740)	-	(14,724,740)	-	(14,724,740)

BALANCE AT DECEMBER 31, 2013	156,012,492	15,828	(3,085,481)	534,936,597	68,547,200	244,310,439	107,910,960	952,635,543	-	952,635,543

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and

For the years ended December 31, 2011, 2012 and 2013

(All amounts stated in US$, except for number of shares data)

1. Background information of business and organization

Xinyuan Real Estate Co., Ltd. (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in residential real estate development and the provision of property management services. The Group’s operations are conducted mainly in the People’s Republic of China (“PRC”). In 2012, the Group expanded its business into the U.S. residential real estate market and established Vista Sierra, LLC, XIN Irvine, LLC and 421 Kent Development, LLC to acquire three projects in Reno, Nevada, Irvine, California and Brooklyn, New York, respectively. On April 6, 2012 and September 25, 2012, Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd. and Henan Wanzhong Real Estate Co., Ltd., subsidiaries of the Company, were liquidated, respectively. On October 18, 2013, Kunshan Xinyuan Real Estate Co., Ltd. (“Kunshan Xinyuan”) acquired a 100% equity interest in Jiangsu Jiajing Real Estate Co., Ltd. (see Note 8).

The Company’s subsidiaries as of December 31, 2013 are set out below:

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

As of December 31, 2012 and 2013 and

For the years ended December 31, 2011, 2012 and 2013

(All amounts stated in US$, except for number of shares data)

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital RMB’000			Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:

XIN Development Management East, LLC	United States August 28, 2012	US$	1	*	100%	Property management services

XIN NY Holding, LLC	United States August 29, 2012	US$	1	*	100%	Investment holding company

421 Kent Development, LLC	United States August 29, 2012	US$	1	*	100%	Real estate development

Xinyuan Sailing Co., Ltd.	Hong Kong June 21, 2013	HK$	3,000	*	100%	Investment holding company

Zhengzhou Yasheng Construction Material Co., Ltd.	PRC October 22, 2013	US$	50,000	*	100%	Sales of construction material

Zhengzhou Jiasheng Real Estate Co., Ltd	PRC December 2, 2013	US$	60,000	*	100%	Real estate development

Zhengzhou Yusheng Landscape Design Co., Ltd.	PRC December 25, 2013	US$	70,000	*	100%	Landscaping engineering and management

Xinyuan (China) Real Estate, Ltd. (“WFOE”)	PRC April 10, 2006	US$	307,000	*	100%	Investment holding company

Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”)	PRC May 19, 1997		200,000		100%	Real estate development

Qingdao Xinyuan Xiangrui Real Estate Co., Ltd.	PRC February 9, 2006		10,000		100%	Real estate development

Shandong Xinyuan Real Estate Co., Ltd. (“Shandong Xinyuan”)	PRC June 2, 2006		300,000		100%	Real estate development

Xinyuan Property Service Co., Ltd.	PRC December 28, 1998		50,000		100%	Property management services

Zhengzhou Mingyuan Landscape Engineering Co., Ltd.	PRC February 17, 2004		2,000		100%	Landscaping engineering and management

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

As of December 31, 2012 and 2013 and

For the years ended December 31, 2011, 2012 and 2013

(All amounts stated in US$, except for number of shares data)

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital RMB’000	Percentage of Equity Directly Attributable to the Group	Principal Activities

Zhengzhou Xinyuan Computer Network Engineering Co., Ltd.	PRC May 26, 2004	2,000	100%	Dormant

Henan Xinyuan Wanzhuo Real Estate Co., Ltd. (“Henan Wanzhuo”)	PRC December 29, 2011	20,000	100%	Real estate development

Suzhou Xinyuan Real Estate Development Co., Ltd. (“Suzhou Xinyuan”)	PRC November 24, 2006	200,000	100%	Real estate development

Anhui Xinyuan Real Estate Co., Ltd.	PRC December 7, 2006	50,000	100%	Real estate development

Kunshan Xinyuan Real Estate Co., Ltd.	PRC January 31, 2008	200,000	100%	Real estate development

Xinyuan Real Estate (Chengdu) Co., Ltd.	PRC June 12, 2007	220,000	100%	Real estate development

Xuzhou Xinyuan Real Estate Co., Ltd.	PRC November 09, 2009	200,000	100%	Real estate development

Henan Jiye Real Estate Co., Ltd.	PRC November 15, 2009	50,000	100%	Real estate development

Beijing Xinyuan Wanzhong Real Estate Co., Ltd. (“Beijing Wanzhong”)	PRC March 4, 2008	900,000	100%	Real estate development

Beijing Heju Construction Material Co. Ltd.	PRC January 16, 2009	30,000	100%	Real estate development

Xinyuan Renju (Beijing) Asset Management Co., Ltd.	PRC January 16, 2009	30,000	100%	Real estate development

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (“Jiantou Xinyuan”)	PRC June 13, 2005	10,000	100%	Real estate development

Beijing Xinyuan Priority Real Estate Consulting Co., Ltd.	PRC March 8, 2012	30,000	100%	Real estate consulting services

Henan Xinyuan Priority Commercial Management Co., Ltd.	PRC August 10, 2012	2,000	100%	Leasing management services

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

As of December 31, 2012 and 2013 and

For the years ended December 31, 2011, 2012 and 2013

(All amounts stated in US$, except for number of shares data)

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital RMB’000	Percentage of Equity Directly Attributable to the Group	Principal Activities
Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC September 20, 2012	200,000	100%	Real estate development

Jiangsu Jiajing Real Estate Co., Ltd. **	PRC March 28, 2005	150,000	100%	Real estate development

Beijing Xinyuan Jiye Real Estate Co., Ltd.	PRC February 17, 2013	200,000	100%	Real estate development

Beijing XIN Media Co., Ltd.	PRC July 10, 2013	10,000	100%	Culture and Media services

Xingyang Xinyuan Real Estate Co., Ltd.	PRC July 25, 2013	200,000	100%	Real estate development

APEC Construction Investment (Beijing) Co., Ltd.	PRC August 1, 2013	100,000	100%	Dormant

Zhengzhou Shengdao Real Estate Co., Ltd.	PRC October 14, 2013	20,000	100%	Real estate development

Beijing Xinxiang Huicheng Decoration Co., Ltd.	PRC October 18, 2013	10,000	100%	Property decoration services

Jinan Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC December 4, 2013	300,000	100%	Real estate development

Xinrongji (Beijing) Investment Co., Ltd.	PRC December 25, 2013	100,000	100%	Dormant

* Expressed in US$’000 or HK$’000

** Acquired on October 18,2013

Equity holdings remained unchanged throughout the year ended December 31, 2013.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

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

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment and capital lease, allowance for doubtful debt associated with accounts receivable, other receivables and advances to suppliers, fair values of the purchase price allocation with respect to business combinations, revenue recognition for percentage of completion method, accounting for the share-based compensation, accounting for deferred income taxes and provision necessary for contingent liabilities. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

(c) Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, restricted deposit, accounts receivable, other deposits and prepayments, due from employees, due from related party, other receivables, investment in joint venture and other long-term investments, accounts payable, customer deposits, other payables and accrued liabilities, and borrowings. The carrying amounts of cash and cash equivalents, restricted cash, restricted deposit, accounts receivable, other deposits and prepayments, due from employees, due from related party, other receivables, accounts payable, customer deposits, other payables and accrued liabilities, and short-term bank borrowings approximate their fair value due to the short term maturities of these instruments. The Group is exposed to credit risk for financial assets and its maximum amount of loss in the event of non-performance by the counterparty is the recorded amount. The Group generally does not require collateral for its financial assets or liabilities, except as disclosed in Note 9, Note 10 and Note 11.

Investment in joint venture and other long-term investments have no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs. The Group reviews the investments for impairment whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable.

The carrying amounts of the long-term borrowings approximate their fair values because the stated interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable credit risk and maturities.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

(d) Foreign currency translation

The Group’s financial information is presented in U.S. dollars. The functional currency of the Company is U.S. dollars. The functional currency of the Company’s subsidiaries in China Mainland is Renminbi (“RMB”), the currency of the PRC. The functional currency of the Company’s subsidiaries other than those in China Mainland is U.S. dollars. Transactions by the Company’s subsidiaries in China Mainland which are denominated in currencies other than RMB are remeasured into RMB at the exchange rate quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than RMB are included in the consolidated statements of comprehensive income as exchange gains. The consolidated financial statements of the Company’s subsidiaries have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The China Mainland subsidiaries’ financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

	December 31, 2011	December 31, 2012	December 31, 2013

Year end RMB: US$ exchange rate	6.3009	6.2855	6.0969
Period average RMB: US$ exchange rate	6.4614	6.3124	6.1956

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

Cash includes cash on hand and demand deposits in accounts maintained with various state-owned and private banks within the PRC, Hong Kong and United States. Total cash in banks at December 31, 2013 amounted to US$587,119,126 (December 31, 2012: US$496,204,796), of which the vast majority of deposits are not covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

(f) Restricted cash and restricted deposit

The Group is required to maintain certain deposits with banks that provide mortgage loans to the Group’s customers in order to purchase residential units from the Group (see Note 13). These balances are subject to withdrawal restrictions and totaled US$37,489,599 as of December 31, 2013 (December 31, 2012: US$36,597,624). The Group is also required to maintain certain deposits with banks and financial institutions that provide loans to the Group. As of December 31, 2013, the Group held US$119,806,902 (December 31, 2012: US$54,682,645) in its restricted cash accounts, representing funds received from loans, which were designated to finance permitted project development expenditures that are subject to approval by the lender. As of December 31, 2013, the Group also held US$ nil (December 31, 2012: US$25,971,305) in its restricted cash accounts as security for its short-term loans (see Note 9), held US$53,961,850 (December 31, 2012: US$28,478,244)in its restricted cash accounts and US$11,514,048 (December 31, 2012: US$11,168,562) in its restricted deposit accounts as security for its current portion of long-term loans (see Note 10),and held US$38,839,410 (December 31, 2012: US$ nil) in its restricted cash accounts as security for its other debts (see Note 11). These restricted cash deposits are not covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

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

Costs of amenities transferred to buyers are allocated as common costs of the project that are allocated to specific units as a component of total construction costs. For amenities retained by the Group, costs in excess of the related fair value of the amenities are also treated as common costs. Results of operations of amenities retained by the Group are included in current operating results.

 In accordance with ASC 360, “Property, Plant and Equipment” (“ASC 360”), real estate property development completed, under development and held for sale are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

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

The Group determines estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, the Group uses various factors including (a) the expected pace at which the planned number of units will be sold, based on competitive market conditions, historical trends in sales pace and actual average selling prices of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; (b) the estimated net sales prices expected to be attained based on the current market conditions and historical price trends, as well as any estimated increases in future sales prices based upon the projected rate of unit sales, the estimated time gap between presale and expected delivery, the impact of government policies, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; and (c) the expected costs to be expended in the future by the Group, including, but not limited to, construction cost, construction overhead, sales and marketing, sales taxes and interest costs.

The Group’s determination of fair value requires discounting the estimated cash flow at a rate commensurate with the inherent risk associated with the assets and related estimated cash flow. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The properties held for sale comprise of finished lots for single family home communities and custom homes located in Reno, Nevada, U.S., and finished condominium units located in Irvine, California, U.S., which were acquired in the second and third quarter of 2012, respectively.

For the years ended December 31, 2011, 2012 and 2013, the Group did not recognize any impairment for real estate property completed, under development and held for sale.

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

 In 2013, PRC banks have tightened the distributions of mortgage loans to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. The Group took the position that the processing periods of the contracts with underlying mortgage loans exceeding one year cannot be recognized as revenue under the percentage of completion method. As a result, the Group reversed contracted sales amounts of US$3.6 million related to sales contracts of 16 apartments when determining revenue to be recognized under the percentage of completion method.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The effect of changes to total estimated contract cost or revenues, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under real estate property under development. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits. As of December 31, 2012 and December 31, 2013, the gross amounts received from customers in excess of revenues recognized were US$178.3 million and US$126.6 million, respectively.

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

Revenues related to the projects in the U.S. are recognized under the full accrual method. For the year ended December 31, 2011, no revenues were recognized under the full accrual method. For the years ended December 31, 2012 and December 31, 2013, revenue was recognized in the amount of US$8.2 million and US$6.6 million for the sale of 311 finished lots and 185 acres of the Northern Nevada Land Portfolio and seven finished condominium units, respectively.

Real estate lease income is recognized on a straight-line basis over the terms of the tenancy agreements. Depreciation cost and maintenance cost of the property are recorded as the cost of rental income.

Other revenue includes services ancillary to the Group’s real estate projects, including property management, landscaping and computer network engineering.

(i) Accounts receivable

Accounts receivable consists of balances due from customers for the sale of residential units in the PRC. These balances are unsecured, bear no interest and are due within a year from the date of the sale.

Accounts receivable are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances become doubtful. As of December 31, 2012 and 2013, there was no allowance for doubtful debts.

(j) Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which the Group has business relationships.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Other receivables are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances becomes doubtful. As of December 31, 2012 and 2013, there was no allowance for doubtful debts.

(k) Deposits for land use rights

Deposits for land use rights consist of upfront cash payments made to local land bureaus to secure land use rights under executed land framework cooperation agreements or land use rights agreements.

Deposits for land use rights are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances become doubtful. There were no impairment losses for any periods presented.

(l) Advances to suppliers

Advances to suppliers consist of balances paid to contractors and vendors for services and materials that have not been provided or received and generally relate to the development and construction of residential units in the PRC. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if it is doubtful that the services and materials can be provided. As of December 31, 2012 and 2013, there was no allowance provided.

(m) Customer deposits

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

(n) Other payables

Other payables consist of balances for non-construction costs with unrelated companies and individuals with which the Group has business relationships.

(o) Real estate properties held for lease, net

Real estate properties held for lease are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the real estate properties held for lease are 20-60 years.

Maintenance, repairs and minor renewals are charged directly to expenses as incurred. Major additions and improvements to the real estate properties held for lease are capitalized.

(p) Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Aircraft	15 years
Vehicles	5 years
Furniture and fixtures	5 years

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Maintenance, repairs and minor renewals are charged directly to expense as incurred unless such expenditures extend the useful life or represent a betterment, in which case they are capitalized.

(q) Long-term investments

The Group accounts for long-term investments in equities as follows:

Where the Group has significant influence over the investee, the Group applies the equity method of accounting accordance with ASC subtopic 323-10-20 (“ASC 323-10-20”), Investments-Equity Method and Joint Ventures. The reporting dates and accounting policies of the equity investee is the same as the Group. The investments in the equity investee is stated at cost, including the Group’s share of the equity investee’s net gain or loss, less any impairment in value. The Group recognizes in its consolidated statement of comprehensive income its share of the net income of the equity investees.

On October 21, 2013, the Group acquired a 51% equity interest in a joint venture, Shaanxi Zhongmao Economy Development Co., Ltd. (“Shaanxi Zhongmao”). There are only two shareholders in this joint venture, the Group and the founder of Shaanxi Zhongmao (collectively, the “joint venture shareholders”). According to the Shaanxi Zhongmao’s articles of association, all significant decisions require unanimous consent of both the joint venture shareholders. Therefore, the joint venture shareholders exercise joint control over the joint venture. Based on the above, the Group accounts for its investment in the Shaanxi Zhongmao as joint venture under the equity method in accordance with ASC 323-10-20. Investment income or loss is recognized by the Group periodically according to 51% of the total net profit or loss generated by the equity investee.

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, where the Group has no significant influence, the investment is classified as other long-term investment and is carried under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible. The Group periodically evaluates the carrying value of its investment under the cost method and any decline in value is included in impairment of cost of the investment.

As of December 31, 2012 and 2013, the Group has a 1.85% investment in Henan Lianhe Real Estate Co., Ltd. The Group does not exercise significant influence over Henan Lianhe Real Estate Co., Ltd. and therefore, the Group accounts for the investment under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible.

(r) Capitalized interest

The Group capitalizes interest as a component of building construction costs in accordance with ASC 835, “Interest” (“ASC 835”).

As a result of the total interest costs capitalized during the period, the interest expense for the years ended December 31, 2011, 2012 and 2013, was as follows:

	2011	2012	2013
	US$	US$	US$
Amortization of issuance cost related to other long term debt	319,779	319,779	640,565
Accretion of discount arising from warrants on Guaranteed Senior Secured Note	1,021,368	1,024,166	288,220
Interest expense on corporate aircraft capital lease	-	-	778,032
Interest on borrowings	25,174,427	18,359,710	36,515,162

Total interest costs	26,515,574	19,703,655	38,221,979
Less: total interest costs capitalized	(26,515,574)	(19,703,655)	(21,359,447)

Interest expense, net	-	-	16,862,532

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

(s) Retirement benefits

Regulations in the PRC require the Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in the PRC, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the years ended December 31, 2011, 2012 and 2013, the level of contribution to these funds for each employee was determined at 43% of their average salary determined by the Social Welfare Bureau. For the year ended December 31, 2013, the Group recorded expense in the amount of US$3,471,862 (2011: US$1,783,144; 2012: US$2,598,959).

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

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

(w) Comprehensive income

Comprehensive income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC topic 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group's comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statement of comprehensive income. The Group adopted ASU No. 2013-02, Comprehensive Income (Topic 220) (“ASU 2013-02”) in February 2013. There was no material impact to the Group’s consolidated financial statements upon adoption because there were no reclassifications out of accumulated other comprehensive income to net income for the periods presented.

(x) Advertising and promotion expenses

Advertising and promotion costs are expensed as incurred, or the first time the activity takes place, in accordance with ASC 720-35, “Advertising Costs”. For the year ended December 31, 2013, the Group recorded advertising and promotion expenses of US$18,096,298 (2011: US$13,767,135; 2012: US$15,900,532).

(y) Leases

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

On October 23, 2012, the Group entered into an agreement with Minsheng Hongtai (Tianjin) Aircraft Leasing Co., Ltd. to lease a corporate aircraft (see Note 12).The lease meets the transfer-of-ownership to the lessee criterion and is therefore, classified as a capital lease. The capital lease is measured at the commencement of the lease at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term excluding that portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) including any profit thereon. During the lease term, each minimum lease payment is allocated between a reduction of the obligation and interest expense to produce a constant periodic rate of interest on the remaining balance of the obligation (the interest method). A leased asset is amortized in a manner consistent with the Group’s normal depreciation policy for owned assets (see Note 5).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

For the year ended December 31, 2013, the Group recorded operating lease expenses of US$3,694,591 (2011: US$2,148,169; 2012: US$1,974,787).

(z) Property warranty

The Company and its subsidiaries provide customers with warranties which cover major defects of building structure and certain fittings and facilities of properties sold as stipulated in the relevant sales contracts. The warranty period varies from two months to three years, depending on different property components the warranty covers.

The Group regularly estimates potential costs for materials and labor with regard to warranty-type claims expected to be incurred subsequent to the delivery of a property. Reserves are determined based on historical data and trends with respect to similar property types and geographical areas. The Group regularly monitors the warranty reserve and makes adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Group may seek recourse against its contractors or any related third parties if it can be demonstrated they are at fault. In addition, the Group withholds up to 5% of the contract cost from sub-contractors for periods of 2 to 5 years. These amounts are included in current liabilities, and are only paid to the extent that there has been no warranty claim against the Group relating to the work performed or materials supplied by the subcontractors. For the years ended December 31, 2011, 2012 and 2013, the Group had not recognized any warranty liability or incurred any warranty costs in excess of the amount retained from subcontractors.

(aa) Earnings per share

Earnings per share is calculated in accordance with ASC 260, “Earnings Per Share”. Basic earnings per share is computed by dividing net income attributable to holders of common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common shares issuable upon the conversion of the convertible note, were included in diluted earnings per common share computation for the period during which they were outstanding, as they are considered participating securities. Contingent conversion price resets are accounted for in a manner similar to contingently issuable shares. Common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. The non-vested options granted with performance conditions are excluded in the computation of diluted EPS unless the options are dilutive and unless their conditions (a) have been satisfied at the reporting date or (b) would have been satisfied if the reporting date was the end of the contingency period.

(ab) TPG Private Placement

On September 19, 2013, the Company issued an aggregate of 12,000,000 of its common shares and a senior secured convertible note (“Convertible Note”) with a principal amount of US$75,761,009 to TPG Asia VI SF Pte. Ltd. (“TPG Asia”) upon completion of a private placement (“TPG Private Placement”) pursuant to a securities purchase agreement dated August 26, 2013 among the Company, TPG Asia and the guarantors. The Company received gross proceeds of approximately US$32,880,000 from the issuance of its common shares.

The Convertible Note is convertible into the common shares at an initial conversion rate of US$3.00 per common share. The conversion rate is subject to adjustment upon the occurrence of certain events. A holder of the Convertible Note may convert the Convertible Note, at its option, in integral multiples of US$100,000 principal amount at any time prior to the maturity date, of September 19, 2018. Given that the Convertible Note is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt(see Note 11 Other long-term debt: Convertible Note).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The gross proceeds the Company received from the TPG Private Placement were approximately US$108,641,009. The Company anticipates using the proceeds, among other purposes, for land acquisitions and general corporate purposes to support its further development.

(ac) Treasury Shares

The Company accounted for shares repurchased as treasury shares at cost in accordance to ASC Subtopic 505-30 (“ASC 505-30”), “Treasury Shares”. When the Company decides to retire the treasury shares, the difference between the original issuance price and the repurchase price may be allocated between additional paid in capital and retained earnings.

On May 26, 2011, the Board of Directors unanimously authorized management to repurchase up to US$10 million of the Company’s shares (the “Share Repurchase Plan”) within 12 months of the approval date. On June 19, 2012, the Company announced the 2012 Repurchase Program of US$20 million within 24 months of the approval date. On July 12, 2013, the Board of Directors unanimously authorized management to repurchase up to US$60 million of the Company’s shares from the approval date to the end of 2015. The Board of Directors also agreed to review the Company’s share repurchase program periodically and to adjust the amount authorized for repurchase as necessary. As of September 19, 2013, the Company had purchased a cumulative total of 14,264,896 treasury shares for a consideration of US$19,434,281 with a weighted average price of US$1.36 per share. On September 19, 2013, 12,000,000 out of the 14,264,896 treasury shares were issued to TPG Asia as part of the TPG Private Placement (see Note 2 (ab)) and the Company received gross proceeds of approximately US$32,880,000 from the issuance of the common shares. As of December 31, 2013, the Company had a remaining balance of 2,264,896 treasury shares amounting to US$3,085,481.

(ad) Senior Secured Notes

On May 3, 2013, the Company issued notes with an aggregate principal amount of US$200,000,000 due May 3, 2018 (the "May 2018 Senior Secured Notes") at a coupon rate of 13.25% per annum payable semi-annually. Interest is payable on May 3 and November 3 of each year, commencing November 3, 2013. Given that the May 2018 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the May 2018 Senior Secured Notes under the requirements of ASC 815 "Derivatives and Hedging". The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the May 2018 Senior Secured Notes. The May 2018 Senior Secured Notes were issued at par.

 On December 6, 2013, the Company issued notes with an aggregate principal amount of US$200,000,000 due June 6, 2019 (the "June 2019 Senior Secured Notes") at a coupon rate of 13% per annum payable semi-annually. Interest is payable on June 6 and December 6 of each year, commencing June 6, 2014. Given that the June 2019 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the June 2019 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the June 2019 Senior Secured Notes. The June 2019 Senior Secured Notes were issued at par.

(ae) Debt Issuance Costs

Debt issuance costs are capitalized as deferred charges and amortized over the life of the loan to which they relate using the effective interest method. The remaining debt issuance cost to be amortized as of December 31, 2013 amounted to US$9,048,940 (2012: US$104,196).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

(af) Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2013, 10 real estate development projects (Shandong International City Garden, Shandong Xinyuan Splendid, Kunshan International City Garden, Henan Royal Palace, Xuzhou Colorful Garden, Henan Century East A, Henan Century East B, Zhengzhou International City Garden II, Zhengzhou Yipin Xiangshan Phase I, Zhengzhou Yipin Xiangshan Phase II), which recognized gross profits in 2012, had changes in their estimated gross profit margins. As of December 31, 2013, each of these projects has a percentage of completion at 83.6% or more. As the unit sales and selling prices were on an upward trend during the year ended December 31, 2013, the Group revised upwards its prior estimates related to selling prices and total estimated sales values in conjunction with the change in total estimated costs, which led to a decrease of the percentage sold and thus a decrease in the recognized costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share increased by US$54.3 million (2011: US$11.2 million, 2012: US$19.9 million), US$40.7 million (2011: US$8.4 million, 2012: US$14.9 million), US$0.28 per share (2011: US$0.06 per share, 2012: US$0.10 per share), US$0.27 per share (2011: US$0.06 per share, 2012: US$0.10 per share), respectively, for the year ended December 31, 2013.

(ag) Share-based compensation

The Group has adopted ASC 718 “Compensation-Stock Compensation”, which requires that share-based payment transactions with employees, such as restricted shares or stock options, be measured based on the grant-date fair value of the equity instrument issued and the Company has elected to recognize compensation expense using the straight-line method for all stock options granted with service conditions that have a graded vesting schedule. The Company has a policy of using authorized shares in the existing pool to satisfy any future exercise of share options.

For options granted with performance conditions, share-based compensation expense is recognized based on the probable outcome of the performance condition. A performance condition is not taken into consideration in determining fair value of the non-vested shares granted.

(ah) Segment Reporting

In accordance with ASC 280 “Segment Reporting” (“ASC 280”), segment reporting is determined based on how the Group’s chief operating decision maker reviews operating results to make decisions about allocating resources and assessing performance for the Group. According to the management approach, the Group operates in geographical segments. Therefore, each of its individual property developments is a discrete operating segment. The Group has aggregated its segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offering, customers and market and regulatory environment (see Note 20).

(ai) Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. In accordance with ASC 350, “Goodwill and Other Intangible Assets”, recorded goodwill amounts are not amortized. The Group adopted Accounting Standards Update (“ASU”) 2011-08, “Testing Goodwill for Impairment”, to test goodwill for impairment. This ASU permits the Group to first assess qualitative factors to determine whether it is “more-likely-than-not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If the Group determines, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, a two-step impairment test is required. The Group also has an unconditional option to bypass the qualitative assessment in any period and proceed directly to performing the two-step impairment test.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

(aj) Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued ASU 2013-04, “Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date” (“ASU 2013-04”). The objective of ASU 2013-04 is to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation (within the scope of this guidance) is fixed at the reporting date. Examples of obligations within the scope of ASU 2013-04 include debt arrangements, other contractual obligations, and settled litigation and judicial rulings. ASU 2013-04 is effective for the Group for interim reporting periods beginning July 1, 2014, however, early adoption is permitted. The Group does not expect that the adoption of ASU 2013-04 will have a material impact on its financial statements.

In March 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-05 (“ASU 2013-05”), “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”, which specifies that a cumulative translation adjustment (“CTA”) should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, CTA should be recognized in earnings in a business combination achieved in stages. For public entities, ASU 2013-05 is effective for reporting periods beginning after December 15, 2013, with early adoption permitted. The Group will adopt ASU 2013-05 on January 1, 2014 and does not expect the adoption to have a material impact on its financial statements.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740) (“ASU 2013-11”) to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. This ASU requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions. The modifications to ASC Topic 740 resulting from the issuance of ASU 2013-11 are effective for fiscal years beginning after December 15, 2013 and interim periods within those years. Early adoption is permitted. The Group will adopt ASU 2013-11 on January 1, 2014. Starting January 1, 2014, the Group will present unrecognized tax benefit for net operating loss as deduction of deferred tax assets if applicable.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

3. Real estate property development completed, under development and held for sale

The following summarizes the components of real estate property completed, under development and held for sale at December 31, 2012 and 2013:

	December 31, 2012	December 31, 2013
	US$	US$
Development completed:
Zhengzhou Xinyuan Splendid 1A	101,257	104,389
Zhengzhou Financial Square	12,377	437,926
Zhengzhou Yipin Xiangshan Phase I	51,143	123,095
Suzhou Lake Splendid	166,155	-
Suzhou Colorful Garden	421,380	-
Hefei Wangjiang Garden	278,548	287,165
Jinan International City Garden	972,064	555,797
Chengdu Xinyuan Splendid I	1,155,434	507,026
Xuzhou Colorful Garden	-	606,597
Kunshan International City Garden	-	18,638,293
Real estate property development completed	3,158,358	21,260,288

Under development:
Current:
Xuzhou Colorful Garden	21,238,889	-
Zhengzhou Modern City	57,408,025	-
Zhengzhou Century East A	53,604,699	58,191,063
Zhengzhou Century East B	98,948,705	32,746,317
Zhengzhou Royal Palace	98,557,509	36,513,783
Jinan Xinyuan Splendid	297,909,913	246,411,869
Kunshan International City Garden	123,002,290	-
Chengdu Xinyuan Splendid II	41,573,242	-
Zhengzhou Yipin Xiangshan Phase II	56,189,379	2,771,029
Xuzhou Colorful City	39,943,324	52,265,536
Zhengzhou Xin City	97,601,917	142,442,382
Suzhou Xin City	44,942,686	84,443,063
Beijing Xindo Park	170,596,964	198,205,122
Kunshan Royal Palace	-	230,141,756
Suzhou Lake Royal Palace	-	170,300,658
Xingyang Splendid	-	44,212,884
Zhengzhou Xindo Park (residential)	-	26,882,515
Zhengzhou Xindo Park (commercial)	-	28,263,162
New York Oosten	55,587,073	65,672,108
	1,257,104,615	1,419,463,247
Profit recognized	279,176,906	288,139,603
Less: progress billings (see Note 13)	(813,462,059)	(775,084,144)

Total real estate property under development	722,819,462	932,518,706

Northern Nevada Land Portfolio	1,191,200	588,000
Lennox Project	10,000,000	4,936,041
Real estate property held for sale	11,191,200	5,524,041

Total real estate property development completed, under development and held for sale	737,169,020	959,303,035

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

As of December 31, 2013, land use rights included in the real estate property under development totaled US$815,651,828 (2012: US$602,353,601).

As of December 31, 2013, land use rights with an aggregate net book value of US$194,508,955 was pledged as collateral for certain bank loans. As of December 31, 2012, real estate property under development with an aggregate net book value of US$39,694,448 was pledged as collateral for certain bank loans.

4. Real estate properties held for lease, net

	December 31, 2012	December 31, 2013
	US$	US$
Elementary schools	3,393,339	3,498,308
Basement parking	1,926,678	1,986,277
Kindergartens	4,716,688	8,523,103
Parking facilities	15,984,868	11,390,228
Clubhouses	4,218,089	6,130,231
Shopping mall	-	37,503,375

Total costs	30,239,662	69,031,522

Accumulated depreciation	(7,035,836)	(8,621,341)

Real estate properties held for lease, net	23,203,826	60,410,181

Depreciation expense for real estate properties held for lease for the year ended December 31, 2013 amounted to US$1,580,540(2011: US$1,285,497; 2012: US$1,791,775).

As of December 31, 2012, no real estate properties held for lease were pledged as collateral for bank loans. As of December 31, 2013, US$17,641,221 real estate properties held for lease were pledged as collateral for bank loans.

As of December 31, 2013, minimum future rental income on non-cancellable leases (none of which contain any contingent rental clauses), in the aggregate and for each of the five succeeding fiscal years and thereafter, is as follows:

Year	Amount
US$
2014	6,477,514
2015	6,771,892
2016	6,578,513
2017	6,351,952
2018 and thereafter	69,844,620

Total	96,024,491

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

5. Property and equipment, net

Property and equipment consisted of the following:

	December 31, 2012	December 31, 2013
	US$	US$
Corporate aircraft (Note 12)	-	43,340,746
Vehicles	3,077,924	3,832,047
Furniture and fixtures	2,946,681	3,961,131

Total	6,024,605	51,133,924

Accumulated depreciation	(4,448,459)	(4,427,924)

Property and equipment, net	1,576,146	46,706,000

Depreciation expense for property and equipment for the year ended December 31, 2013 amounted to US$1,400,639 (2011: US$888,314; 2012: US$533,616) which includes amortization expense related to the corporate aircraft capital lease (Note 12) amounting to US$710,895 (2011: US$ nil; 2012: US$ nil).

Accumulated depreciation expense for property and equipment as of the year ended December 31, 2013 amounted to US$4,427,924 (2011: US$4,072,125; 2012: US$4,448,459) which includes amortization expense related to the corporate aircraft capital lease (Note 12) amounting to US$710,895 (2011: US$ nil; 2012: US$ nil).

6. Other long-term investment

As of December 31, 2012 and 2013, the other long-term investment accounted for at cost consisted of the following:

Cost method investee	Initial Cost	Ownership	December 31, 2012	December 31, 2013
	US$		US$	US$
Henan Lianhe Real Estate Co., Ltd.	241,648	1.85%	241,648	241,648

For the years ended December 31, 2011, 2012 and 2013, the Group recognized no investment profit or loss. As of December 31, 2012 and 2013, management noted no indicators of impairment related to this investment.

7. Investment in joint venture

As of December 31, 2012 and 2013, investment in joint venture consisted of the following:

Joint venture	Initial Cost	Ownership	December 31, 2012	December 31, 2013
	US$		US$	US$
Shaanxi Zhongmao	6,064,557	51%	-	5,945,471

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

On October 21, 2013, the Group acquired a 51% equity interest in Shaanxi Zhongmao. The Group and the other remaining shareholder exercises joint control over Shaanxi Zhongmao. The purpose of the joint venture is to undertake residential property development projects in Xi’an, Shaanxi Province. As at December 31, 2013, the joint venture has no active residential projects. Pursuant to the Shaanxi Zhongmao joint venture agreement, the Group will acquire the remaining 49% equity interest of Shaanxi Zhongmao if the joint venture is successful in securing land use rights.

For the year ended December 31, 2013, the investee recognized loss of US$229,781. The Group’s share of the loss of the equity investee was US$117,188.

As of December 31, 2013, the Group’s investment in the investee in the aggregate exceeded its proportionate share of the net assets of the equity method investee by US$4,241,734. This difference represents equity method goodwill and therefore, is not amortized.

8. Acquisition of Jiangsu Jiajing Real Estate Co., Ltd.

On September 25, 2013, Kunshan Xinyuan signed an agreement to acquire a 100% equity interest in Jiangsu Jiajing Real Estate Co., Ltd. (“Jiangsu Jiajing”) for purpose of acquiring a real estate property under development located in Kunshan, Jiangsu Province.

   Kunshan Xinyuan paid a purchase price of approximately US$93,130,411 in cash to complete the acquisition on October 18, 2013 (“acquisition date”). The goodwill recognized at acquisition date amounting to US$1,574,319 is as a result of the ASC 740 requirement to recognize a deferred tax liability, calculated as the difference between the tax effect of the fair value of the acquired real estate property under development and its corresponding tax base. None of the goodwill recognized is tax deductible.

An analysis of the cash flows in respect of the acquisition of Jiangsu Jiajing is as follows:

US$

Cash consideration	(93,130,411)
Cash and cash equivalents acquired	308,157
Net outflow of cash and cash equivalents	(92,822,254)
Effect of exchange rate changes on cash and cash equivalents	1,479,334
(91,342,920)

The purchase price allocation for the acquisition is primarily based on a valuation determined by the Group with the assistance of an independent third party valuation firm. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition on October 18, 2013.

US$

Total purchase price	93,130,411

Net identifiable assets acquired:
Cash and cash equivalents	308,157
Other receivables	166,444
Real estate property under development	224,212,305
Goodwill	1,574,319
Furniture and fixtures, and vehicles	173,357
Current liabilities	(48,446,162)
Deferred tax liabilities	(84,858,009)
Net assets acquired	93,130,411

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The amount of revenue and net income of Jiangsu Jiajing included in the Group’s consolidated statement of comprehensive income for the period from the acquisition date to December 31, 2013 are as follows:

US$

Revenue	21,651,431
Cost of revenue	17,218,614
Gross profit	4,432,817
Net income	2,137,735

Unaudited pro forma consolidated financial information

The following unaudited pro forma consolidated financial information for the years ended December 31, 2012 and 2013 is presented as if the acquisition had occurred at the beginning of the periods presented. These pro forma results are not indicative of what operating results would have been had the acquisition actually taken place on the date indicated. The pro forma adjustments are based on available information and certain assumptions the management believes are reasonable.

	Year Ended December 31, 2012	Year Ended December 31, 2013
	US$ (unaudited)	US$ (unaudited)
Revenue	914,798,552	897,738,056
Cost of revenue	634,763,270	598,691,478
Gross profit	280,035,282	299,046,578
Operating expenses	56,941,422	87,656,183
Net income	156,824,594	123,920,280
Earnings per basic share	1.09	0.85
Earnings per diluted share	1.08	0.83

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

9. Short-term bank loans and other debt

Short-term bank loans represent amounts due to various banks and are due on the dates indicated below. Short-term bank loans at December 31, 2012 and 2013 consisted of the following:

	December 31,	December 31,
	2012	2013
	US$	US$

Loan from Bank of Zhengzhou
Due December 18, 2013, at 7.20% per annum*	28,637,340	-
Due February 21, 2014, at 7.20% per annum	-	23,290,525
	28,637,340	23,290,525

Loan from China Guangfa Bank
Due December 26, 2013, at 6.00% per annum*	19,091,560	-
	19,091,560
Loan from Industrial and Commercial Bank of China (“ICBC”)
Due April 8, 2013, at 7.98% per annum*	4,772,890	-
Due May 8, 2013, at 7.98% per annum*	6,363,853	-
Due May 9, 2013, at 2.80% plus LIBOR*	15,000,000	-
Due November 30, 2014, at 1.90% plus LIBOR**	10,000,000	-
	36,136,743	-

Loan from Beta Capital, LLC
Due September 19, 2013, at 4.25% per annum*	29,200,000	-
	29,200,000	-

Total short-term bank loans and other debt	113,065,643	23,290,525

*   These loans were paid in full during 2013 at their respective maturity dates.

** The US$10.0 million loan that was due on demand by the bank was repaid on May 3, 2013.

As of December 31, 2013, the Group’s short-term bank loan is denominated in RMB and is secured by the Group’s real estate properties held for lease with net book value of US$17,641,221.

As of December 31, 2012, except when otherwise indicated the Group’s short-term bank loans were denominated in RMB and were mainly secured by the Group’s real estate under development with net book value of US$24,738,811 and land use rights with net book value of US$ 14,438,201. The two short-term loans from ICBC, amounting to US$15.0 million and US$10.0 million, respectively, were denominated in US$ and were secured by the deposits classified as restricted cash of the equivalent amounts denominated in RMB. The short-term loan from Beta Capital, LLC amounting to US$29.2 million was secured by the New York land purchased, any improvements thereon and any building equipment, materials and supplies owned by 421 Kent Development and any lease and rents from the property.

The weighted average interest rate on short-term bank loans and other debt as of December 31, 2013 was 7.2% (December 31, 2012: 5.31%).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

10. Long-term bank loans

Long-term bank loans as of December 31, 2012 and 2013 consisted of the following:

	December 31, 2012	December 31, 2013
	US$	US$
Loan from ICBC
Due November 2, 2013 at 6.15% per annum****	7,954,817	-
Due October 18, 2013 at 6.15% per annum****	33,092,037	-
Due November 1, 2013 at 7.38% per annum****	15,591,440	-
Due November 1, 2013 at 7.68% per annum****	7,954,817	-
Due September 21, 2013 at 7.68% per annum****	4,772,890	-
Due August 21, 2013 at 7.68% per annum****	7,954,817	-
Due July 20, 2016 at 6.46% per annum*****	-	14,761,600
	77,320,818	14,761,600

Loan from Agricultural Bank of China (Singapore)
Due July 12, 2014, at 2.40% plus LIBOR*	15,000,000	15,000,000
Due September 10, 2014, at 2.00% plus LIBOR*	10,000,000	10,000,000
	25,000,000	25,000,000

Loan from ICBC (Thai) Public Company Limited
Due November 29, 2014, at 2.10% plus LIBOR**	10,000,000	10,000,000
	10,000,000	10,000,000

Loan from Agricultural Bank of China
Due April 23, 2013, at 5.84% per annum****	13,364,092	-
Due May 5, 2013, at 6.15% per annum****	12,886,803	-
Due May 19, 2013, at 5.84% per annum****	12,091,321	-
Due December 20, 2014, at 6.77% per annum	-	4,920,533
Due April 30, 2015, at 6.77% per annum*****	-	8,200,889
Due May 30, 2015, at 6.77% per annum*****	-	6,560,711
Due June 30, 2015, at 6.77% per annum*****	-	16,401,778
	38,342,216	36,083,911

Loan from China Guangfa Bank
Due June 20, 2015, at 7.07% per annum*****	-	57,406,223
	-	57,406,223

Loan from Bank of China
Due May 26, 2013, at 7.07% per annum****	9,354,864	-
Due December 30, 2015, at 8.45% per annum***	-	32,803,556
	9,354,864	32,803,556

Total	160,017,898	176,055,290

Less: current portion of long term bank loans	(125,017,898)	(143,251,734)

Total long-term bank loans	35,000,000	32,803,556

As of December 31, 2013, the contractual maturities of these loans are as follows:

Year	Amount
US$
2014	39,920,533
2015	121,373,157
2016	14,761,600
2017	-
2018 and thereafter	-
Less: current portion of long-term bank loans	143,251,734
Total: long-term bank loans	32,803,556

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

*	Pursuant to the loan contract with Agricultural Bank of China (Singapore), these two long-term loans from Agricultural Bank of China (Singapore), amounting to US$15.0 million and US$10.0 million, respectively, are denominated in US$ and are secured by the deposits of US$18,041,956(2012: US$17,500,597) and US$11,317,227 (2012: US$10,977,647), respectively. Such deposits are classified as restricted cash on the consolidated balance sheets as of December 31, 2013 and December 31, 2012.

**	Pursuant to the loan contract with ICBC (Thai) Public Company Limited, this long-term loan amounting to US$10.0 million, is denominated in US$ and is secured by the deposit of US$11,514,048(2012: US$11,168,562). This deposit is classified as restricted deposit on the consolidated balance sheets as of December 31, 2013 and December 31, 2012, respectively.

***	Pursuant to the loan contract with Bank of China, the long-term loans amounting to US$32,803,556 is secured by the 100% equity interest of Henan Wanzhuo and Jiantou Xinyuan.

**** These loans were paid in full during 2013 at their respective maturity dates.

***** Pursuant to the loan contracts, if the Group achieves an agreed upon sales target from the sales of the underlying real estate property under development, the Group has an obligation to repay the loan before the maturity date. Therefore, these loans have been classified as current liabilities as of December 31, 2013.

As of December 31, 2013, except when otherwise indicated, the Group’s long term bank loans are all denominated in RMB and are mainly secured by the Group’s land use rights and restricted cash with net book value of US$104,267,550 and US$24,602,667, respectively.

As of December 31, 2012, except when otherwise indicated, the Group’s long term bank loans were all denominated in RMB and were mainly secured by the Group’s real estate property under development with net book value of US$14,955,637 and land use rights with net book value of US$132,388,217.

The interest rates of these bank loans are adjustable based on the range of 95% to 120% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of December 31, 2013 was 6.29% (December 31, 2012: 5.79%).

11. Other long-term debt

As of December 31, 2012 and 2013, other long term debt consisted of the following:

	December 31, 2012	December 31, 2013
	US$	US$
Guaranteed Senior Secured Note due in April 15, 2013 at 15.6%***	40,000,000	-
May 2018 Senior Secured Notes due in May 3, 2018 at 13.25%	-	200,000,000
June 2019 Senior Secured Notes due in June 6, 2019 at 13%	-	200,000,000
Convertible Note due in September 19, 2018 at 5%	-	75,761,009
Shandong Xinyuan collateralized debt due in November 28, 2015 at 12.3%*	-	41,332,480
Henan Wanzhuo collateralized debt due in November 28, 2015 at 12.41%*	-	42,382,195
Collateralized loan due in December 17, 2014 at 11%**	-	47,565,156
Others	-	3,754,942

Total principal of other long-term debt	40,000,000	610,795,782
Less: Unaccreted discount from embedded derivative and warrants	(288,220)	-
Accrued interest	1,352,000	859,581

Total	41,063,780	611,655,363
Less: current portion	(41,063,780)	(74,712,528)

Total other long-term debt	-	536,942,835

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The May 2018 Senior Secured Notes, the June 2019 Senior Secured Notes and the Convertible Note are senior secured pari passu obligations of the Company.

As of December 31, 2013, the contractual maturities of these debts are as follows:

Year	Amount
US$
2014	74,712,528
2015	61,181,826
2016	-
2017	-
2018 and thereafter	475,761,009
Less: current portion of Other long term debt	74,712,528
Total: Other long-term debt	536,942,835

*	Pursuant to the agreements with Cinda Asset Management Corporation, this other long-term debt is secured by the Group’s 100% equity interest of Henan Xinyuan. Per the agreements, from February 28, 2014 to November 28, 2015, Shandong Xinyuan and Henan Wanzhuo, respectively, needs to make quarterly payments to repay the outstanding principal amount and related interest expense.

**	Pursuant to the contract with China Foreign Economy and Trade Trust Co., Ltd., this other long-term debt amounting to US$47,565,156, is secured by the Group’s land use rights with net book value of US$90,241,405.

***	The Company repaid the Guaranteed Senior Secured Note on April 12, 2013, before the due date and there was no penalty associated with the early repayment.

May 2018 Senior Secured Notes

On May 3, 2013, the Company issued the senior notes with an aggregate principal amount of US$200,000,000 due May 3, 2018 at a coupon rate of 13.25% per annum payable semi-annually. Interest is payable on May 3 and November 3 of each year, commencing November 3, 2013.

The issuance costs of US$4,951,785 were capitalized as deferred charges in the consolidated balance sheets and are amortized as interest expense using the effective interest method through the maturity date of the notes. The effective interest rate of May 2018 Senior Secured Notes is 14.44%.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The May 2018 Senior Secured Notes were issued pursuant to an indenture, dated May 3, 2013, between, the Company, the "Subsidiary Guarantors" identified below and Citicorp International Limited, as trustee and collateral agent (the "May 2018 Indenture"). The Company's obligations under the May 2018 Indenture and the May 2018 Senior Secured Notes have been guaranteed by certain of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the "Subsidiary Guarantors") and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the May 2018 Indenture. The Company's obligations under the May 2018 Indenture and the May 2018 Senior Secured Notes are secured by a pledge of the capital stock of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. and Xinyuan International Property Investment Co., Ltd., and the obligations of Xinyuan Real Estate, Ltd. as a Subsidiary Guarantor are secured by a pledge of the capital stock of its wholly-owned subsidiaries, Victory Good Development Ltd., South Glory International Ltd. and Elite Quest Holdings Ltd.

The Company may redeem the May 2018 Senior Secured Notes, in whole or in part, at 106.6250% and 103.3125% of principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date during the 12 month period commencing on May 3, 2016 and May 3, 2017, respectively.

At any time prior to May 3, 2016, the Company may at its option redeem the May 2018 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the May 2018 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. "Applicable Premium" means with respect to any Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of the redemption price of such Note on May 3, 2016, plus all required remaining scheduled interest payments due on such Note through May 3, 2016 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the May 2018 Indenture) plus 100 basis points, over (B) the principal amount of such Note on such redemption date.

At any time prior to May 3, 2016, the Company may redeem up to 35% of the aggregate principal amount of the May 2018 Senior Secured Notes with the net cash proceeds of one or more sales of the Company's common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 113.25% the principal amount of the May 2018 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the May 2018 Senior Secured Notes issued on May 3, 2013 remain outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the May 2018 Senior Secured Notes under the requirements of ASC815 "Derivatives and Hedging". The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the May 2018 Senior Secured Notes.

The May 2018 Indenture contains certain covenants that, among others, restrict the Company's ability and the ability of the Company's Restricted Subsidiaries (as defined in the May 2018 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase of redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the May 2018 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holder of more than 10% of the Company's Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Consolidated Fixed Charge Coverage Ratio (as defined in the May 2018 Indenture) of 3.0 to 1.0.

The Company was in compliance with its financial ratio covenant under the May 2018 Senior Secured Notes as of December 31, 2013.

June 2019 Senior Secured Notes

On December 6, 2013, the Company issued the senior notes with an aggregate principal amount of US$200,000,000 due June 6, 2019 at a coupon rate of 13% per annum payable semi-annually. Interest is payable on June 6 and December 6 of each year, commencing June 6, 2014.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The issuance costs of US$4,431,292 were capitalized as deferred charges in the consolidated balance sheets and are amortized as interest expense using the effective interest method through the maturity date of the notes. The effective interest rate of June 2019 Senior Secured Notes is 14.05%.

The June 2019 Senior Secured Notes were issued pursuant to an indenture, dated December 6, 2013, between, the Company, the "Subsidiary Guarantors" identified below and Citicorp International Limited, as trustee and collateral agent (the "June 2019 Indenture"). The Company's obligations under the June 2019 Indenture and the June 2019 Senior Secured Notes have been guaranteed by certain of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the "Subsidiary Guarantors") and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the June 2019 Indenture. The Company's obligations under the June 2019 Indenture and the June 2019 Senior Secured Notes are secured by a pledge of the capital stock of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. and Xinyuan International Property Investment Co., Ltd., and the obligations of Xinyuan Real Estate, Ltd. as a Subsidiary Guarantor are secured by a pledge of the capital stock of its wholly-owned subsidiaries, Victory Good Development Ltd., South Glory International Ltd. and Elite Quest Holdings Ltd.

The Company may redeem the June 2019 Senior Secured Notes, in whole or in part, at 106.5% and 103.25% of principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date during the 12 month period commencing on June 6, 2017 and June 6, 2018, respectively.

At any time prior to June 6, 2017, the Company may at its option redeem the June 2019 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the June 2019 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. "Applicable Premium" means with respect to any Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of the redemption price of such Note on June 6, 2017, plus all required remaining scheduled interest payments due on such Note through June 6, 2017 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the June 2019 Indenture) plus 100 basis points, over (B) the principal amount of such Note on such redemption date.

At any time prior to June 6, 2017, the Company may redeem up to 35% of the aggregate principal amount of the June 2019 Senior Secured Notes with the net cash proceeds of one or more sales of the Company's common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 113% the principal amount of the June 2019 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the June 2019 Senior Secured Notes issued on December 6, 2013 remain outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the June 2019 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the June 2019 Secured Senior Notes.

The June 2019 Indenture contains certain covenants that, among others, restrict the Company's ability and the ability of the Company's Restricted Subsidiaries (as defined in the June 2019 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase of redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the June 2019 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holder of more than 10% of the Company's Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Consolidated Fixed Charge Coverage Ratio (as defined in the June 2019 Indenture) of 3.0 to 1.0.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The Company was in compliance with its financial ratio covenant under the June 2019 Senior Secured Notes as of December 31, 2013.

Convertible Note

On September 19, 2013, the Company issued and sold a senior secured Convertible Note in the aggregate principal amount of US$75,761,009 at par. The Convertible Note bears interest at 5.00% per annum payable semi-annually. Interest is payable on March 19 and September 19 of each year, commencing March 19, 2014. The final maturity date of the Convertible Note is September 19, 2018.

The Convertible Note is convertible at the option of the holder at any time in integral multiples of $100,000 to 25,253,670 ordinary shares (12,626,835 ADS) at an initial conversion price of $3.00 per Common Share ($6.00 per ADS). The initial conversion price is subject to adjustments for share splits, reverse splits, share dividends and distributions, certain issuances (or deemed issuances) of Common Shares for consideration less than the conversion price then in effect, and certain Extraordinary Cash Dividends (as defined in the Convertible Note).

The Company's obligations under the Convertible Note have been guaranteed by certain of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and Xinyuan International (HK) Property Investment Co., Limited (each, a “CN Subsidiary Guarantor” and collectively, the "CN Subsidiary Guarantors") and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the Convertible Note. The Company's obligations under the Convertible Note are secured by a pledge of the capital stock of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. and Xinyuan International Property Investment Co., Ltd., and the obligations of Xinyuan Real Estate, Ltd. as a CN Subsidiary Guarantor are secured by a pledge of the capital stock of its wholly-owned subsidiaries, Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited. The CN Subsidiary Guarantors are also the "Subsidiary Guarantors" of the Company's May 2018 Senior Secured Notes and June 2019 Senior Secured Notes (collectively, the “Senior Secured Notes”), and the shares of the subsidiaries pledged to secure the obligations of the Company and of Xinyuan Real Estate, Ltd. as a CN Subsidiary Guarantor have also been pledged as collateral with respect to the Company's Senior Secured Notes. In connection with the issuance of the Convertible Note, the Company entered into an Intercreditor Agreement with Citicorp International Limited, as trustee under the indenture for the Senior Secured Notes, the purchaser of the Convertible Note and Xinyuan Real Estate, Ltd., pursuant to which Citicorp International Limited will act as Shared Security Agent for the holders of the Senior Secured Notes and the Convertible Note.

The Convertible Note is not redeemable in whole or in part at the option of the Company. However, upon an event of default, the holders may require the Company to redeem the Convertible Note at a redemption price equal to the greater of (i) 150% of the outstanding principal amount, plus accrued and unpaid interest to the redemption date and (ii) an amount equal to (A) the outstanding principal divided by two, multiplied by the conversion price then in effect, times (B) the closing price of the Common Shares, plus accrued and unpaid interest to the redemption date.

Following a Change of Control or a Fundamental Transaction, the Company must make an offer to purchase all outstanding Convertible Note at a purchase price equal to 150% of the principal amount thereof plus accrued and unpaid interest to the payment date. A "Change of Control" as defined in the Convertible Note includes certain mergers, consolidations or asset sales with persons who are not or are not controlled by Permitted Holders, certain share acquisitions by persons or groups other than Permitted Holders, a majority of the Company's directors ceasing to be persons who are not, or who were not approved by, the current directors, and the adoption of a plan relating to the liquidation or dissolution of the Company. "Permitted Holders" are Mr. Zhang Yong, Chairman of the Company, Ms. Yang Yuyan, his wife, and entities in which one or both of them owns 90% of the capital stock. A "Fundamental Transaction" as defined in the Convertible Note includes a consolidation or merger of the Company with or into, or a sale, lease, license or other transfer or of the Company' assets to, another person, a business combination in which another person acquires more than 50% of the Company's voting stock, and a reorganization or recapitalization of the Company or reclassification of the Common Shares.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the Convertible Note under the requirements of ASC815. The Company evaluated and determined that the embedded conversion option, redemption options and anti-dilution feature do not require bifurcation from the Convertible Note under the requirements of ASC 815-10 because they are clearly and closely related to the debt host instrument. Beneficial conversion features (“BCF”) exist when the conversion price of the Convertible Note is lower than the fair value of the ordinary share at the commitment date. Since the Convertible Note is convertible from inception but contain conversion terms that change upon the occurrence of a future event, the contingent beneficial conversion feature is measured at the commitment date but not recognized until the contingency is resolved. No BCF was recognized because the conversion price is greater than the fair value of the Company’s ordinary shares at the commitment date.

The Convertible Note contains certain covenants that, among others, restrict the Company's ability and the ability of the Company's Restricted Subsidiaries (as defined in the Convertible Note) and, in certain cases, all of its subsidiaries, to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase of redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the Convertible Note or other assets, to make certain other payments or to engage in transactions with affiliates, subject to certain qualifications and exceptions and satisfaction, in certain circumstances, of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the Convertible Note) of 3.0 to 1.0 (which must also be maintained as of the end of each fiscal quarter of the Company while the Convertible Note is outstanding).

The Company was in compliance with its financial ratio covenant under the Convertible Note as of December 31, 2013.

12. Corporate aircraft capital lease

On October 23, 2012, the Group entered into an agreement with Minsheng Hongtai (Tianjin) Aircraft Leasing Co., Ltd. (“Minsheng”) to lease a corporate aircraft. The corporate aircraft was delivered on September 12, 2013, and the capital lease commenced on September 15, 2013 (the “Commencement Date”). The lease has an eight year term and expires on September 15, 2021. The Group has to make 32 quarterly lease payments of US$1,426,435 starting from the Commencement Date. In 2012, Henan Xinyuan paid a deposit in the amount of US$6.7 million to Minsheng. Upon the expiration of the lease agreement, the deposit in the amount of US$6.7 million may be used as full and final payment to Minsheng to purchase the corporate aircraft. The effective interest rate for the capital lease obligation is 10.47%.

Capital lease obligations are summarized as follows:

December 31, 2013
US$
Capital lease obligations, net of current maturities	26,646,215

Current maturities of capital lease obligations	2,745,647
Total capital lease obligations	29,391,862

13. Customer deposits

Customer deposits consisted of amounts received from customers for the pre-sale of residential units in the PRC.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

	December 31, 2012	December 31, 2013
	US$	US$
Advances for real estate property under development	881,684,760	846,248,749
Add: (decrease)/ increase in revenue recognized in excess of amounts received from customers	(18,022,093)	4,120,798
Less: recognized as progress billings (see Note 3)	(813,462,059)	(775,084,144)

Total net balance	50,200,608	75,285,403

Customer deposits are typically funded up to 40% - 80% by mortgage loans made by banks to the customers. Until the customer obtains legal title to the property, the banks have a right to seek reimbursement from the Group for any defaults by the customers. The Group holds certain cash balances in restricted deposit accounts at the relevant banks (see Note 2 (f)). The Group, in turn, has a right to withhold transfer of title to the customer until outstanding amounts are fully settled.

14. Income taxes

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

Income before income tax expenses consists of:

	Year ended December 31,
	2011	2012	2013
	US$	US$	US$
PRC	173,729,290	247,420,740	246,985,362
Non PRC	(12,086,672)	(15,138,254)	(36,969,248)

Total	161,642,618	232,282,486	210,016,114

Income tax expense for the years ended December 31, 2011, 2012 and 2013 is summarized as follows:

	Year ended December 31,
	2011	2012	2013
	US$	US$	US$
Current:
CIT tax expense	27,162,678	51,183,346	68,625,597
Land Appreciation Tax (“LAT”) expense	25,582,339	25,390,667	36,727,785
Deferred tax expense/ (benefit)	5,892,472	(2,399,386)	(21,693,532)

Income tax expense	58,637,489	74,174,627	83,659,850

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The Group’s income tax expense differs from the tax expense computed by applying the statutory CIT rate of 25% for the years ended December 31, 2011, 2012 and 2013, is as follows:

	Year ended December 31,
	2011	2012	2013
	US$	US$	US$
CIT at rate of 25%	40,410,655	58,070,622	52,504,028
Tax effect of non-deductible expenses	2,562,233	11,166,825	3,490,593
Unrecognized tax benefit	-	(4,994,595)	5,465,293
LAT expense	25,582,339	25,390,667	36,727,785
CIT benefit of LAT	(6,395,585)	(6,347,667)	(9,171,919)
Changes in valuation allowance	(3,115,025)	(7,856,467)	-
International rate difference	(397,031)	(336,247)	9,089,244
Income tax on undistributed earnings of PRC subsidiaries	3,680,000	2,204,619	3,500,000
Adjustment of estimated income tax accruals	(3,988,507)	(3,038,183)	(18,059,102)
Others	298,410	(84,947)	113,928
Actual income tax expense	58,637,489	74,174,627	83,659,850

The income tax on undistributed earnings of PRC subsidiaries for the years ended December 31, 2011, 2012 and 2013 represented accrued withholding taxes related to the portion of the Group’s retained earnings that were not considered permanently reinvested. See Note 14(d) for more detail.

(b) Liability for unrecognized tax benefit

The following table summarizes the activity related to the Group’s unrecognized tax benefits:

	2011	2012	2013
	US$	US$	US$
Balance at January 1	13,152,596	13,824,326	8,842,239
Additions based on tax positions related to current year	-	-	16,313,513
Additions for tax positions of prior years	671,730	33,871	-
Reductions for tax positions of prior years	-	(5,015,958)	(8,842,239)

Balance at December 31	13,824,326	8,842,239	16,313,513

The movement in the liability for unrecognized tax benefits of US$671,730 in 2011 was due to the fluctuation of US$-RMB exchange rate, and therefore was recorded as other comprehensive income arising from the foreign currency translation.

The movement in the liability for unrecognized tax benefits of US$33,871 in 2012 was due to the fluctuation of US$-RMB exchange rate, and therefore was recorded as other comprehensive income arising from the foreign currency translation. The remaining change of US$5,015,958 was recognized as a reduction of unrecognized tax benefits due to the liquidation of Henan Wanzhong Real Estate Co., Ltd. for which tax returns were filed based on the deemed profit method.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The current year movement in the liability for unrecognized tax benefits of US$16,313,513 was mainly due to the application of the deemed profit method by the local tax authority of Zhengzhou city related to the Zhengzhou Modern City project upon completion of the development project. The Group believes that the possibility exists for reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, potentially overturning the decision made by the local tax authority to apply the deemed profit method. Because of the uncertainty surrounding whether the application of the deemed profit method for Zhengzhou Modern City project will be re-evaluated and the taxes adjusted, the difference between the taxes due based on taxable income calculated according to statutory taxable income method and the taxes due based on the deemed profit method has been recorded as an additional receivable or payable and has been included in unrecognized tax benefits. The remaining change of US$8,842,239 was recognized as a reduction of unrecognized tax benefits due to the expiration of the five-year statute of limitations period for Henan Xinyuan.

The entire unrecognized tax benefit, if ultimately recognized, will impact the effective tax rate. The Group anticipates new unrecognized tax benefits, related to tax positions similar to those giving rise to its existing unrecognized tax benefits, to originate after December 31, 2013. It is possible that the amount of uncertain tax positions will change in the next twelve months, however, an estimate of the range of the possible outcomes cannot be made at this time.

The PRC income tax returns for fiscal year 2009 through fiscal year 2013 remain open to potential examination. In addition, local tax authorities may exercise broad discretion in applying the tax law, thus potentially exposing the PRC subsidiaries to audits of tax years outside the general statute of limitations.

It is the Group’s continuing practice to recognize interest and penalties related to uncertain tax positions in interest expenses and other expenses, respectively. For the years ended December 31, 2011, 2012 and 2013, no interest and penalties have been recognized under ASC 740-10 as management believes that there will be no interest and penalties charged relating to a re-evaluation of a tax levy method.

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

For the years ended December 31, 2011, 2012 and 2013, the Group has made full provision for LAT with respect to properties sold up to December 31, 2013 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

In the second quarter of 2010, one of Jiantou Xinyuan’s projects, Zhengzhou International City Garden II, completed an LAT settlement from local tax bureau. The settlement was based on deemed profit method of US$4.2 million, while the Group had accrued the tax liability based on actual revenue method of US$21.4 million. As of December 31, 2010 and 2011, the unsettled liability has been accrued and carried forward. In addition to Zhengzhou International City Garden II, the LAT of two other projects, Finance Square and International Plaza were also settled based on deemed profit method in prior years, which was approved by the local tax bureau. However, the deemed profit method deviates from the federal tax authority's regulation. As a result, an accrual of US$22.8 million for these three projects was recorded for the difference between deemed profit method and the federal tax authority's regulation.

On April 6, 2012, Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd., which developed International Plaza, was liquidated (Note 24). During the liquidation process, the Zhengzhou branch of the federal tax bureau performed an assessment on the sufficiency of taxes paid, including LAT. There was no additional tax adjustment assessed by the Zhengzhou branch of the federal tax bureau and the Group received a tax clearance certificate confirming that there was no underpayment of taxes as of April 6, 2012. Based on the above, management performed a reassessment and concluded that the likelihood of the federal tax bureau overturning the deemed profit method approved by the local tax bureau is only reasonably possible, and accordingly reversed the LAT liability accrued for these three projects totaling US$22.8 million as of June 30, 2012.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

(d) Deferred tax

The tax effects of temporary differences that give rise to the Group’s net current deferred tax assets and liabilities as of December 31, 2012 and 2013 are as follows:

	December 31, 2012	December 31, 2013
	US$	US$
Current deferred tax assets:
Tax loss to be carried forward	-	1,800,359
Accruals and provisions	15,074,850	13,536,150

Total current deferred tax assets	15,074,850	15,336,509

Current deferred tax liabilities:
Revenue recognized based on percentage of completion	(27,410,499)	(11,851,997)
Real estate properties accelerated cost deduction	(1,084,920)	(1,365,450)
Taxable temporary differences arising from business combinations	(145,968)	(81,031,364)
Others	(45,532)	(45,532)

Total current deferred tax liabilities	(28,686,919)	(94,294,343)

Net current deferred tax liabilities	(13,612,069)	(78,957,834)

The tax effects of temporary differences that give rise to the Group’s net long-term deferred tax assets and liabilities as of December 31, 2012 and 2013 are as follows:

	December 31, 2012	December 31, 2013
	US$	US$
Long-term deferred tax assets:
Accruals and provisions	495,336	-
Revenue recognition of real estate lease income on a straight-line basis	1,103,381	8,547,158
Others	-	1,643,945

Total long-term deferred tax assets	1,598,717	10,191,103

Long-term deferred tax liabilities:
Income tax on undistributed earnings of PRC subsidiaries	(5,884,619)	(9,384,619)

Total long-term deferred tax liabilities	(5,884,619)	(9,384,619)

Net long-term deferred tax assets	(4,285,902)	806,484

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Certain of the Company’s PRC subsidiaries have PRC tax net operating loss carry forwards of US$11.0 million (2012: US$2.4 million) which will expire in one to five years, if unutilized. Losses incurred in the U.S. amounting to US$1.2 million will expire in 20 years.

During 2012 and 2013, the Company has considered its operational funding needs, future development initiatives and its dividend distribution plan and is permanently reinvesting all but US$58.8 million and US$93.8 million of its PRC subsidiaries earnings as at December 31, 2012 and 2013, respectively. Accordingly, the Company accrued deferred income tax liabilities of US$5.88 million and US$9.38 million for the withholding tax liability associated with the distribution of retained earnings that are not permanently reinvested as at December 31, 2012 and 2013, respectively. Determination of the amount of unrecognized deferred tax liability related to the earnings that are permanently reinvested as of December 31, 2012 and 2013 is not practicable.

For each PRC subsidiary, deferred tax assets have been netted against deferred tax liabilities by current classification, as the reversal of the underlying temporary differences is expected to occur in the same future periods.

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

In assessing the ability to realize the deferred tax assets, the Group has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Group did not record any valuation allowance as of December 31, 2012 and 2013.

15. Share-based compensation

As of December 31, 2013, the Company has two share-based compensation plans under which awards may be granted to both employees and non-employees, which are described below. Compensation cost of US$676,303 (2011: US$1,740,861, 2012: US$2,151,844) was charged against income comprising of general and administrative expenses of US$676,303 (2011: US$1,740,861, 2012: US$2,151,844) for those plans with a corresponding credit to additional paid-in capital in the year ended December 31, 2013, of which, US$427,989 (2011: US$1,662,132, 2012: US$2,095,900) was related to the options granted to employees and US$ nil (2011: US$78,729, 2012: US$55,944) was related to the options granted to non-employees. The compensation cost is regarded as a permanent difference for income tax purposes as the options were granted by the Company, which is registered in Cayman, a tax free jurisdiction. Hence, no tax benefit was recognized upon the recognition of compensation cost. The Company has a policy of using authorized shares in the existing pool to satisfy any future exercise of share options.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

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

On July 1, 2013, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 600,000 common shares to one director, at an exercise price of US$2.105 per share. These options have a weighted average grant date fair value of US$0.72 per option and a total expected compensation cost, net of expected forfeitures, of US$431,687. These options will have vesting periods based on length of service of 36 months and will expire no later than July 1, 2023.

On August 7, 2013, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 400,000 common shares to one employee, at an exercise price of US$2.475 per share. These options have a weighted average grant date fair value of US$0.84 per option and a total expected compensation cost, net of expected forfeitures, of US$337,655. These options will have vesting periods based on length of service of 36 months and will expire no later than August 7, 2023.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

On September 3, 2013, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 600,000 common shares to one employee, at an exercise price of US$2.86 per share. These options have a weighted average grant date fair value of US$0.96 per option and a total expected compensation cost, net of expected forfeitures, of US$578,159. These options will have vesting periods based on length of service of 36 months and will expire no later than September 3, 2023.

On September 5, 2013, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 600,000 common shares to one employee, at an exercise price of US$2.92 per share. These options have a weighted average grant date fair value of US$1.0 per option and a total expected compensation cost, net of expected forfeitures, of US$602,604. These options will have vesting periods based on length of service of 36 months and will expire no later than September 5, 2023. This share option was forfeited on November 15, 2013 because the employee resigned.

On November 8, 2013, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 400,000 common shares to one employee, at an exercise price of US$3.185 per share. These options have a weighted average grant date fair value of US$1.03 per option and a total expected compensation cost, net of expected forfeitures, of US$412,735. These options will have vesting periods based on length of service of 36 months and will expire no later than November 8, 2023.

Options Granted to Non-employee

On August 11, 2007, the Company granted options under the Plan to purchase up to 333,333 common shares to a non-employee consultant, with an exercise price of US$0.0001 per share, and options to purchase up to 343,788 common shares to the employees of the Group’s equity investee, Jiantou Xinyuan, with exercise prices ranging from US$0.0001 to US$2.50. These options have vesting periods based on length of service ranging from 40 to 60 months and will expire no later than August 10, 2017. In addition, the Company granted options under the 2007 Plan to purchase up to 52,004 common shares to employees of Jiantou Xinyuan. These options have a vesting period based on length of service of 36 months and will expire no later than November 5, 2017. All other terms of these awards are the same as the employee awards. These awards are accounted for under ASC 505-50, “Equity-Based Payments to Non-employees” (“ASC 505-50”) and the cost will be measured at the date that the services are complete. Subsequently Jiantou Xinyuan became a wholly owned subsidiary on November 1, 2010.

The forfeiture rate and fair value assumptions used to value the above options is consistent with the assumptions used to value the options to employees issued under the Plan and the 2007 Plan.

For the year ended December 31, 2013, compensation cost of US$ nil (2011: US$78,729; 2012: US$55,944) was charged against income for those options granted to non-employees under the Plan and the 2007 Plan.

Assumptions

The Company assumed the forfeiture ratios of 10% for non-executive employees and 0% for executives in arriving at the total compensation expense. All outstanding unvested stock options as of December 31, 2013 under the Plan and the 2007 Plan were related to executives and therefore, are expected to vest in full.

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses the assumptions noted below.

	Options Granted in 2011 Under the 2007 Plan	Options Granted in 2012 Under the 2007 Plan	Options Granted in 2013 Under the 2007 Plan
Average risk-free rate of return	2.47%	1.04%	1.43%
Expected term	6 Years	6.46 Years	6 Years
Volatility rate	48.4%-50%	63.4%	55.7%
Dividend yield	0-5%	5%	5%

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of U.S Treasury yield curve in effect at the time of grant. The expected life of options represents the period of time the granted options are expected to be outstanding. The Company had limited historical exercise data. Therefore, the expected life was estimated as the average of the contractual term and the vesting period. The dividend yield was based on the Company’s dividend distribution plan. The expected volatility was based on the historical daily stock price of the Company, annualized.

Share Option Activity

The following table is a summary of the Company’s share option activity under the Plan (in US$, except options):

Options under the Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding, January 1, 2013
2.50 (exercise price)	659,410	2.5	4.58	-

Granted to employee	-	-	-	-
Exercised
2.50 (exercise price)	15,124	2.5	-	12,099

Expired	-	-	-	-
Forfeited/Cancelled
2.50 (exercise price)	66,726	2.5	-	-

Outstanding, December 31, 2013
2.50 (exercise price)	577,560	2.5	3.58	101,073

Exercisable as at December 31, 2013
2.50 (exercise price)	577,560	2.5	3.58	101,073

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$2.675 per common share as of December 31, 2013 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2013. Total fair value of options vested during the year ended December 31, 2011, 2012 and 2013 was US$100,000, US$252,778, and US$ nil, respectively.

As of December 31, 2013, there was no unrecognized compensation cost related to unvested share-based compensation arrangements granted to employees and non-employees under the Plan.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The following table is a summary of the Company’s share option activity under the 2007 Plan (in US$, except options):

Options Under the 2007 Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding, January 1, 2013
7.0 (exercise price)	810,566	7.00	4.83	-
2.975 (exercise price)	180,000	2.975	5.50	-
1.87 (exercise price)	500,000	1.87	6.25	-
1.8 (exercise price)	200,000	1.80	7.50	-
1.21 (exercise price)	6,789,020	1.21	7.95	3,783,371
1.085 (exercise price)	100,000	1.085	8.50	68,500
0.945 (exercise price)	1,000,000	0.945	8.80	825,000
1.64 (exercise price)	300,000	1.64	9.87	39,000
1.595 (exercise price)	200,000	1.595	9.87	35,000

Granted
2.105 (exercise price)	600,000	2.105	9.50	342,000
2.475 (exercise price)	400,000	2.475	9.60	80,000
2.86 (exercise price)	600,000	2.860	9.67	-
2.92 (exercise price)	600,000	2.92	9.68	-
3.185(exercise price)	400,000	3.185	9.85	-

Exercised
1.87 (exercise price)	406,666	1.87	-	203,333
1.8 (exercise price)	200,000	1.8	-	146,001
1.21 (exercise price)	4,082,020	1.21	-	5,634,094

Expired	-	-	-	-
1.21 (exercise price)	1,475,000	1.21	-	-
Forfeited/Cancelled
0.945 (exercise price)	1,000,000	0.945	-	-
7.0 (exercise price)	18,510	7.00	-	-
2.92 (exercise price)	600,000	2.92	-	-

Outstanding, December 31, 2013
7.0 (exercise price)	792,056	7.00	3.83	-
2.975 (exercise price)	180,000	2.975	4.50	-
1.87 (exercise price)	93,334	1.87	5.25	75,134
1.21 (exercise price)	1,232,000	1.21	6.95	1,804,880
1.085 (exercise price)	100,000	1.085	7.50	159,000
1.64 (exercise price)	300,000	1.64	8.87	310,500
1.595 (exercise price)	200,000	1.595	8.87	216,000
2.105 (exercise price)	600,000	2.105	9.50	342,000
2.475 (exercise price)	400,000	2.475	9.60	80,000
2.86 (exercise price)	600,000	2.86	9.67	-
3.185(exercise price)	400,000	3.185	9.85	-

Exercisable as at December 31, 2013
7.0 (exercise price)	792,056	7.00	3.83	-
2.975 (exercise price)	180,000	2.975	4.50	-
1.87 (exercise price)	93,334	1.87	5.25	75,134
1.21 (exercise price)	898,667	1.21	6.95	1,316,547
1.085 (exercise price)	100,000	1.085	7.50	159,000
1.64 (exercise price)	166,000	1.64	8.87	171,810
1.595 (exercise price)	66,000	1.595	8.87	71,280

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$2.675 per common share as of December 31, 2013 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2013. As of December 31, 2013, there was US$1,704,553 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees, under the 2007 Plan. The cost is expected to be recognized using a straight-line method over a weighted-average period of 2.59 years. Total fair value of options vested during the year ended December 31, 2011, 2012 and 2013 was US$1,643,899, US$1,979,786, and US$430,438, respectively.

16. Other payables and accrued liabilities

The components of other payables and accrued liabilities are as follows:

	December 31, 2012	December 31, 2013
	US$	US$
Contract deposit	25,009,089	27,261,543
Accrued expense	14,070,704	15,550,633
Deed tax and maintenance fund withheld for customers	8,853,790	4,989,023
Bidding deposit	723,174	691,844
Welfare	1,524,935	1,704,441
Other tax payable	7,101,425	7,756,722
Aircraft operating expense	-	505,110
Accrued interest expense	1,352,000	7,077,864
Others	6,086,276	7,909,146

Total	64,721,393	73,446,326

17. Related party and employee transactions

(a) Amounts due from related party

	December 31, 2012	December 31, 2013
	US$	US$
Due from related party	-	820,089

 This balance represents a receivable due from Shaanxi Zhongmao related to working capital loans which have no fixed payments terms. This balance is unsecured, bears no interest, and expects to be repaid in one year.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

(b) Amounts due from employees

	December 31, 2012	December 31, 2013
	US$	US$
Advances to employees	133,377	59,226

The balance represents cash advances to employees for traveling expenses and other expenses. The balances are unsecured, bear no interest and have no fixed payment terms.

(c) Others

For the year ended December 31, 2013, total directors’ remuneration amounted to US$9,690,085 (2011: US$2,261,501; 2012: US$3,078,519).

Before July 1, 2013, the Company entered into a series of consulting agreements with a consulting company that is beneficially owned by Yong Cui (“Dr. Cui”), one of the directors of the Company. Under the agreements, the Company should pay an annual fee of US$600,000 since 2012. On July 1, 2013, the Company entered an employment agreement (“Employment Agreement”) with Dr. Cui to employ him as the President of the Company from July 1, 2013 to June 30, 2016. According to the Employment Agreement, all the consulting agreements with Dr. Cui and his related company signed before July 1, 2013 were terminated. As of December 31, 2013, there were no balances due to Dr. Cui relating to the aforementioned terminated consulting agreements.

 In November 2011, the Company entered into a business development advisory services agreement with Karmen Equities Limited, of which Omer Ozden (“Mr. Ozden”), one of the Company’s then independent directors, is a minority shareholder. The term of this agreement was six months with advisory fees based on an hourly rate; and the agreement was to be automatically renewed for an additional six month period upon expiration on a continuous basis. On September 19, 2013, Mr. Ozden resigned as a director of the Company and the advisory services agreement with the Company was terminated at that time. During the year ended December 31, 2013, the Company paid Mr. Ozden and Karmen Equities Limited US$112,426 in aggregate. There was no balance due to Mr. Ozden and Karmen Equities Limited as of December 31, 2013.

18. Equity

(i) As at December 31, 2013, the Company’s authorized share capital was 500 million common shares, par value US$0.0001 per share (December 31, 2012: 500 million common shares).

(ii) During the year ended December 31, 2011, 221,658 options were exercised at US$0.0001 per share under the Plan.

(iii) On May 26, 2011, the Company announced a share repurchase program of up to US$10 million. During the year ended December 31, 2011, 7,543,530 common shares were repurchased at a total cost of US$7,958,841.

(iv) In June 2011, the Company distributed dividends to common shareholders of US$7,661,057.

(v) During the year ended December 31, 2012, 76,095 options were exercised at US$0.0001 per share under the Plan.

(vi) During the year ended December 31, 2012, 43,980 options were exercised at US$1.21 per share under the 2007 Plan.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

(vii) During the year ended December 31, 2012, 33,500 options were exercised at US$1.365 per share under the 2007 Plan.

(viii) On June 19, 2012, the Company announced a new share repurchase program of up to US$20 million. During the year ended December 31, 2012, 4,091,650 common shares were repurchased at a total cost of US$5,708,281.

(ix) During the year ended December 31, 2012, the Company distributed dividends to common shareholders of US$8,769,530.

(x) During the year ended December 31, 2013, 15,124 options were exercised at US$2.5 per share under the Plan.

(xi) During the year ended December 31, 2013, 406,666 options were exercised at US$1.87 per share under the 2007 Plan.

(xii) During the year ended December 31, 2013, 200,000 options were exercised at US$1.8 per share under the 2007 Plan.

(xiii) During the year ended December 31, 2013, 4,082,020 options were exercised at US$1.21 per share under the 2007 Plan.

(xiv) On July 12, 2013, the Board of Directors unanimously authorized management to repurchase up to US$60 million of the Company’s shares (the 2013 Repurchase Program) from the approval date to the end of 2015.

(xv)During the year ended December 31, 2013, 2,629,716 common shares were repurchased at a total cost of US$5,767,159.

(xvi) On September 19, 2013, the Company had purchased a cumulative total of 14,264,896 treasury shares for a consideration of US$19,434,281 with a weighted average price of US$1.36 per share. On September 19, 2013, 12,000,000 out of the 14,264,896 treasury shares were issued to TPG Asia as part of the TPG Private Placement and the Company received gross proceeds of approximately US$32,880,000 from the issuance of the treasury shares.

(xvii) During the year ended December 31, 2013, the Company distributed quarterly dividends of US$0.025 per common share to common shareholders amounting to a total of US$14,724,740.

19. Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	December 31,
	2011	2012	2013
	US$	US$	US$
Numerator:
Net income	102,297,870	156,997,595	126,356,264
Net income attributable to Xinyuan Real Estate Co., Ltd. Shareholders - basic	102,297,870	156,997,595	126,356,264
Interest expense associated with the Convertible Note	-	-	798,984
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders - diluted	102,297,870	156,997,595	127,155,248
Denominator:
Number of shares outstanding, basic	151,314,945	144,258,862	145,733,028
Convertible Note (Note 11)	-	-	2,038,808
Stock options	-	472,152	1,692,720

Number of shares outstanding-diluted	151,314,945	144,731,014	149,464,556

Basic earnings per share	0.68	1.09	0.87

Diluted earnings per share	0.68	1.08	0.85

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

During the year ended December 31, 2013, 1,123,723 (2011: 7,060,214; 2012: 2,945,360) stock options were excluded from the calculation of earnings per share because their effect would be anti-dilutive.

20. Segment reporting

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

The Group’s chief operating decision maker relies upon net sales, gross profit and net income when making decisions about allocating resources and assessing performance of the Group. Net sales for geographic segments are generally based on the location of the project development. Net income for each segment includes net sales to third parties, related cost of sales and operating expenses directly attributable to the segment. Capital expenditures for each segment includes cost for acquisition of subsidiaries, purchase of aircraft, vehicles, fixtures and furniture and computer network equipment and accumulation of properties held for lease related to newly completed projects.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

No single customer accounted for more than 10% of net sales for the year ended December 31, 2011, 2012 and 2013.

Summary information by operating segment is as follows:

December 31, 2011	Henan	Shandong	Jiangsu	Anhui	Sichuan	Beijing	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	266,055,131	60,790,709	227,448,951	330,902	118,755,900	-	-	-	673,381,593
Real estate lease income	2,607,441	181,042	45,597	-	-	-	-	-	2,834,080
Other revenue	342,865	4,063	128,181	850	33,607	-	-	10,782,957	11,292,523

Total revenue	269,005,437	60,975,814	227,622,729	331,752	118,789,507	-	-	10,782,957	687,508,196
Cost of real estate sales	(171,351,063)	(48,476,077)	(168,148,014)	(62,957)	(89,102,687)	-	-	-	(477,140,798)
Cost of real estate lease income	(492,447)	(118,519)	(470,876)	(49,945)	-	-	-	-	(1,131,787)
Other costs	(40,865)	-	(120,300)	(8,809)	(26,455)	-	-	(9,307,785)	(9,504,214)

Total cost of revenue	(171,884,375)	(48,594,596)	(168,739,190)	(121,711)	(89,129,142)	-		(9,307,785)	(487,776,799)
Gross profit	97,121,062	12,381,218	58,883,539	210,041	29,660,365	-	-	1,475,172	199,731,397
Operating expenses	(21,784,890)	(3,279,303)	(7,927,609)	(76,597)	(3,387,604)	(1,529,271)	-	(5,454,150)	(43,439,424)

Operating income/(loss)	75,336,172	9,101,915	50,955,930	133,444	26,272,761	(1,529,271)		(3,978,978)	156,291,973
Interest income	4,216,641	326,579	381,103	246	202,459	96,920	-	69,972	5,293,920
Exchange gains	56,725	-	-	-	-	-	-	-	56,725

Income/(loss) before income taxes	79,609,538	9,428,494	51,337,033	133,690	26,475,220	(1,432,351)	-	(3,909,006)	161,642,618
Income tax expense	(33,322,951)	(2,346,751)	(15,947,960)	(67,007)	(6,530,367)	(823)	-	(421,630)	(58,637,489)

Net income/(loss)	46,286,587	7,081,743	35,389,073	66,683	19,944,853	(1,433,174)	-	(4,330,636)	103,005,129

Depreciation and amortization	1,510,923	182,878	631,267	59,167	64,740	42,334		9,523	2,500,832
Capital expenditure	118,024	35,020	25,792	232	9,914	796,041	-	179,063	1,164,086
Real estate property development completed	5,040,848	665,899	777,695	290,699	-	-	-	-	6,775,141
Real estate property under development (current)	310,705,133	197,255,151	220,478,957	-	33,432,150	-	-	-	761,871,391
Real estate property held for lease	7,830,238	1,348,478	8,425,868	921,920	-	-	-	-	18,526,504

Total long-lived assets	10,995,939	2,571,597	8,774,859	923,748	190,311	893,349	-	1,613,592	25,963,395
Total assets	685,397,504	202,903,110	304,969,620	10,241,454	145,895,377	12,963,386	-	28,243,175	1,390,613,626

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

December 31, 2012	Henan	Shandong	Jiangsu	Anhui	Sichuan	Beijing	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$

Net real estate sales	409,866,785	139,120,620	255,431,799	52,228	85,372,969	-	8,204,121	-	898,048,522
Real estate lease income	1,776,271	118,666	12,990	-	-	-	-	1,345,841	3,253,768
Other revenue	835,807	123,393	150,424	-	459,455	-	-	11,927,183	13,496,262

Total revenue	412,478,863	139,362,679	255,595,213	52,228	85,832,424	-	8,204,121	13,273,024	914,798,552
Cost of real estate sales	(255,731,299)	(112,010,770)	(176,713,055)	-	(61,137,449)	-	(6,158,800	181,210	(611,570,163)
Cost of real estate lease income	(772,434)	(104,900)	(614,454)	(51,124)	-	-	-	-	(1,542,912)
Other costs	(5,209,999)	(9,713)	(4,670,571)	(44)	(46,410)	-	(475,005	(11,238,453)	(21,650,195)

Total cost of revenue	(261,713,732)	(112,125,383)	(181,998,080)	(51,168)	(61,183,859)	-	(6,633,805	(11,057,243)	(634,763,270)
Gross profit	150,765,131	27,237,296	73,597,133	1,060	24,648,565	-	1,570,316	2,215,781	280,035,282
Operating expenses	(25,485,569)	(4,401,606)	(10,056,381)	(10,856)	(2,537,960)	(2,133,432)	(852,184	(11,293,434)	(56,771,422)

Operating income/(loss)	125,279,562	22,835,690	63,540,752	(9,796)	22,110,605	(2,133,432)	718,132	(9,077,653)	223,263,860
Interest income	7,435,582	589,441	369,546	373	156,911	418,608	3,643	44,522	9,018,626

Income/(loss) before income taxes	132,715,144	23,425,131	63,910,298	(9,423)	22,267,516	(1,714,824)	721,775	(9,033,131)	232,282,486
Income tax expense	(38,363,911)	(5,566,143)	(22,921,285)	(57,467)	(5,349,292)	(133,390)	(257,547	(1,525,592)	(74,174,627)

Net income/(loss)	94,351,233	17,858,988	40,989,013	(66,890)	16,918,224	(1,848,214)	464,228	(10,558,723)	158,107,859

Depreciation and amortization	912,925	125,461	719,846	52,009	43,883	202,340	-	456,804	2,513,268
Capital expenditure	293,152	15,492	6,942	-	1,267	1,803	-	56,600	375,256
Real estate property held for sale	-	-	-	-	-	-	11,191,200	-	11,191,200
Real estate property development completed	164,777	972,064	587,535	278,549	1,155,433	-	-	-	3,158,358
Real estate property under development (current)	200,523,505	162,469,632	131,597,689	-	2,044,599	170,596,964	55,587,073	-	722,819,462
Real estate property held for lease	7,559,206	1,706,272	12,351,171	872,834	-	-	-	714,343	23,203,826

Total long-lived assets	20,685,992	1,877,073	12,645,923	873,314	127,070	1,012,336	-	2,816,194	40,037,902
Total assets	738,660,051	272,876,033	306,297,716	9,831,898	114,816,678	23,168,302	30,147,475	70,582,453	1,566,380,606

December 31, 2013	Henan	Shandong	Jiangsu	Anhui	Sichuan	Beijing	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$

Net real estate sales	378,087,120	290,511,011	186,224,891	-	13,489,121	-	6,614,490	-	874,926,633
Real estate lease income	2,098,415	196,596	576,457	-	-	-	-	3,118,298	5,989,766
Other revenue	242,368	84,040	479,202	-	183,026	-	15,520	15,817,501	16,821,657

Total revenue	380,427,903	290,791,647	187,280,550	-	13,672,147	-	6,630,010	18,935,799	897,738,056
Cost of real estate sales	(225,443,661)	(220,570,567)	(135,087,692)	-	(3,107,736)	-	(6,002,345)	(723,634)	(590,935,635)
Cost of real estate lease income	(1,602,225)	(129,059)	(323,012)	-	-	-	-	458,065	(1,596,231)
Other costs	3,553,561	(512)	3,359,189	-	(56,418)	-	(550)	(13,063,594)	(6,208,324)

Total cost of revenue	(223,492,325)	(220,700,138)	(132,051,515)	-	(3,164,154)	-	(6,002,895)	(13,329,163)	(598,740,190)
Gross profit	156,935,578	70,091,509	55,229,035	-	10,507,993	-	627,115	5,606,636	298,997,866
Operating expenses	(39,956,831)	(6,925,944)	(11,766,051)	(12,908)	(936,011)	(6,670,853)	(1,359,841)	(17,594,048)	(85,222,487)

Operating income/(loss)	116,978,747	63,165,565	43,462,984	(12,908)	9,571,982	(6,670,853)	(732,726)	(11,987,412)	213,775,379
Interest income	9,121,573	749,616	216,008	129	11,819	736,400	3,098	842,844	11,681,487

Interest expense	(778,032)	-	-	-	-	-	-	(16,084,500)	(16,862,532)
Share of loss in an equity investee	(117,188)	-	-	-	-	-	-	-	(117,188)
Other operating income/expense	-	-	-	-	-	1,538,968	-	-	1,538,968
Income/(loss) before income taxes	125,205,100	63,915,181	43,678,992	(12,779)	9,583,801	(4,395,485)	(729,628)	(27,229,068)	210,016,114
Income tax expense	(46,673,642)	(13,936,301)	(16,640,499)	(40,107)	(2,749,642)	1,212,316	(44,335)	(4,787,640)	(83,659,850)

Net income/(loss)	78,531,458	49,978,880	27,038,493	(52,886)	6,834,159	(3,183,169)	(773,963)	(32,016,708)	126,356,264

Depreciation and amortization	1,903,564	147,053	548,699	52,166	3,652	311,673	174	170,141	3,137,122
Capital expenditure	6,672,173	184,084	91,784,366	-	-	936,906	116,597	405,009	100,099,135
Equity investment	5,967,905	-	-	-	-	-	-	-	5,967,905
Real estate property held for sale	-	-	-	-	-	-	5,524,041	-	5,524,041
Real estate property development completed	665,410	555,797	19,244,890	287,165	507,026	-	-	-	21,260,288
Real estate property under development (current)	190,143,709	37,201,975	441,295,792	-	-	198,205,122	65,672,108	-	932,518,706
Real estate property held for lease	48,011,607	3,602,956	7,712,857	846,903	-	-	-	235,858	60,410,181

Total long-lived assets	106,014,797	4,694,369	12,200,324	847,318	1,649,862	1,664,134	113,296	10,387,542	137,571,642
Total assets	928,034,862	314,799,152	482,414,252	9,494,401	88,642,444	184,288,291	6,530,771	367,895,419	2,382,099,592

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

21. Commitments and contingencies

Commitments

Operating lease commitments

The Group leases certain of its office properties under non-cancellable operating lease arrangements. The terms of the leases do not contain rent escalation, or contingent rent, renewal, or purchase options. There are no restrictions placed upon the Group by entering into these leases.

As of December 31, 2013, the Group had the following operating lease obligations falling due:

Amount
US$
2014	5,562,952
2015	5,232,128
2016	1,807,290
2017	705,076
2018 and thereafter	310,189

Total	13,617,635

Capital lease commitments

The Group leases a corporate aircraft under a non-cancellable capital lease arrangement. The terms of the lease do not contain contingent rent clauses.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

As of December 31, 2013, the Group had the following minimum lease payments (excluding the portion of the payments representing executory costs, including any profit thereon) falling due:

Amount
US$
2014	5,704,527
2015	5,704,527
2016	5,704,527
2017	5,704,527
2018 and thereafter	19,965,843
Total minimum lease payments	42,783,951
Less interest	(13,392,089)
Capital lease obligations	29,391,862
Less current maturities of capital lease obligations	(2,745,647)
Long-term capital lease obligations	26,646,215

Other commitments

As of December 31, 2013, the Group had outstanding commitments with respect to non-cancellable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
Due within 1 year	252,353,057

Contingencies

As at December 31, 2013, the Group provided guarantees of US$1,137,852,245 (2012: US$951,053,313), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the bank and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the date of grant of the relevant mortgage loan and ends upon issuance of real estate ownership certificate which will generally be available within six to twelve months after the purchaser takes possession of the relevant property. The Group paid US$41,793, US$273,987, and US$359,551 to satisfy guarantee obligations related to customer defaults for the years ended December 2011, 2012 and 2013, respectively.

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

In the prior years, the Group has settled the LAT for three of its projects based on the deemed profit method, which was approved by the local tax bureau. Out of the three projects, one project has been liquidated on April 6, 2012 and the statute of limitations of another project has expired as of December 31, 2013. As of December 31, 2013, the Group believes that it is reasonably possible that in future periods, the federal tax bureau may conclude that the deemed profit method used by the Group is not appropriate in settling LAT for the remaining project. The Group’s estimate for the reasonably possible contingency related to the remaining project amounted to US$4.5 million as of December 31, 2013.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

22. Concentration of risk

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

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a 26.3% appreciation of the RMB against the US$ from July 21, 2005 to December 31, 2013.

Additionally, the value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

During parts of 2011 and 2012 the Group offered certain homebuyers seller-financing arrangements. All the homebuyers entered into such arrangement were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via the Group’s management reporting procedures. The Group provided longer payment terms, ranging between six months to two years to particular home buyers after applying strict credit requirements based on the Group’s credit policy. In the second half of 2012, execution of seller-financed contracts dropped significantly to the point that the Group did not offer seller-financed contracts to second home buyers starting in the fourth quarter of 2012. As of December 31, 2013, there is no concentration of credit risk with respect to receivables. In 2013, PRC banks have tightened the conditions on which mortgage loans are extended to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. The Group monitors its homebuyers’ outstanding mortgage loans on an ongoing basis via the Group’s management reporting procedures and took the position that contracts with underlying mortgage loans with processing periods exceeding one year cannot be recognized as revenue under the percentage of completion method (see Note 2(h) for further detail). As a result, the Group reversed contracted sales of the amounts related to apartments of which mortgage loans with processing periods exceeding one year when recognizing revenue under the percentage of completion method.

In addition, no single customer or supplier accounted for more than 10% of revenue or project expenditures for the years ended December 31, 2011, 2012 and 2013.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

23. Accumulated other comprehensive income

The movement of accumulated other comprehensive income is as follows:

Foreign currency translation adjustments
US$
Balance as of January 1, 2011	51,448,320
Other comprehensive income	28,410,852
Balance as of December 31, 2011	79,859,172
Other comprehensive income	2,140,848
Balance as of December 31, 2012	82,000,020
Other comprehensive income	25,910,940
Balance as of December 31, 2013	107,910,960

24. Non-controlling interest

A reconciliation of the carrying amounts of Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd is as follows:

	December 31, 2012
	Group	Non-controlling interests
	US$	US$
Beginning balance	1,204,118	1,111,494
Net income	1,202,787	1,110,264
Transactions with owners acting in their capacity as owners	-	-
Other comprehensive income	10,361	9,564
Distribution to non-controlling interest shareholders	(2,417,266)	(2,231,322)

Ending balance	-	-

On April 6, 2012, Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd was liquidated. Gain from liquidation of this subsidiary amounted to US$2,033,766 in 2012.

25. Subsequent events

On January 24, 2014, Xinyuan (China) Real Estate, Ltd. completed a purchase of a parcel of land in Sanya, Hainan Province by acquiring 100% of the equity interest of the Sanya Beida Science and Technology Park Investment, Ltd, a local privately-held real estate company in Sanya for a total acquisition price of RMB356.9 million (approximately US$58.5 million).

On January 29, 2014, Xinyuan Real Estate (Chengdu) Co., Ltd. acquired a parcel of land in Chengdu, Sichuan Province for a purchase price of RMB933.8 million, equivalent to US$153.2 million.

On February 24, 2014, Kunshan Xinyuan Real Estate Co., Ltd. signed an agreement to acquire 100% of the equity interest of Shanghai Junxin Real Estate Company for the purpose of acquiring a parcel of land in Shanghai with a purchase price of approximately RMB919.0 million (approximately US$150.7 million). The acquisition and share transfer of Shanghai Junxin Real Estate Company have been completed on April 11, 2014.

On March 12, 2014, Xinyuan (China) Real Estate, Ltd. acquired a parcel of land in Changsha, Hunan Province for a purchase price of RMB682.5 million, equivalent to US$111.9 million.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

During the period from March 7, 2014 to March 28, 2014, 3,079,428 common shares were repurchased at a total cost of US$7,610,787.

From January 1 to April 21, 2014, the Group obtained debt borrowings through construction loans and entrusted loans with an aggregate amount of approximately US$275.1 million, which are mainly secured by the Group’s land use rights, real estate property under development and 100% equity interest of Jiantou Xinyuan, Henan Wanzhuo, Beijing Wanzhong and Suzhou Xinyuan.

26. Condensed financial information of the Company

The condensed financial statements of Xinyuan Real Estate Co., Ltd. (the “Company”) have been prepared in accordance with U.S. GAAP. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$375,547,200 as of December 31, 2013 (2012: US$356,622,317).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Condensed Balance Sheets

	Year ended December 31
	2012	2013
	US$	US$

ASSETS

Current assets
Cash and cash equivalents	3,761,752	231,652,719
Other deposits and prepayments	-	12,690,088
Other current assets	-	1,319,508
Due from a subsidiary	295,060,868	445,422,645
Total current assets	298,822,620	691,084,960

Other assets	98,194	-
Deferred charges	104,196	9,048,940
Investments in subsidiaries	585,865,093	778,780,958

TOTAL ASSETS	884,890,203	1,478,914,858

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank loan	25,000,000	-
PRC income tax payable	13,388	13,388
PRC other tax payable	902,190	902,190
Other payable and accrued liabilities	1,372,348	9,453,718
Payroll and welfare payables	-	5,149,011
Other long-term debt due within one year	41,063,780	35,000,000

Total current liabilities	68,351,706	50,518,307

Other long-term debt	-	475,761,009
Long term bank loans	35,000,000	-

Total liabilities	103,351,706	526,279,316

Shareholders’ equity
Common shares, $0.0001 par value:
Authorized-500,000,000 shares, issued and outstanding-156,012,492 shares for 2013 (2012: 141,938,398 shares)	15,358	15,828
Treasury shares	(13,667,122)	(3,085,481)
Additional paid-in capital	511,964,127	534,936,597
Retained earnings	283,226,134	420,768,598

Total shareholders’ equity	781,538,497	952,635,542

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	884,890,203	1,478,914,858

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Condensed Statements of Comprehensive Income

	Year ended December 31
	2011	2012	2013
	US$	US$	US$
Sales tax	(3,104)	-	-

General and administrative expenses	(2,360,042)	(4,422,692)	(16,494,847)

Operating loss	(2,363,146)	(4,422,693)	(16,494,847)
Interest expense	(8,022,254)	(9,243,078)	(24,635,780)
Interest income	6,818	722	749,408
Equity in profit of subsidiaries, net	112,676,827	170,662,644	166,737,483

Income from operations before income taxes	102,298,245	156,997,595	126,356,264
Income taxes	(375)	-	-

Net income attributable to common shareholders	102,297,870	156,997,595	126,356,264

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	28,410,852	2,140,848	25,910,940

Comprehensive income attributable to shareholders	130,708,722	159,138,443	152,267,204

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Condensed Statements of Cash Flows

	Year ended December 31
	2011	2012	2013
	US$	US$	US$
Cash flows from operating activities:
Net income	102,297,870	156,997,595	126,356,264
Adjustment to reconcile net income to net cash provided by operating activities:
Equity in profit of subsidiaries, net	(112,676,827)	(170,662,644)	(166,737,483)
Depreciation and amortization	319,779	-	-
Accretion of long-term debt	1,021,368	1,024,166	288,220
Stock based compensation expense	38,382	84,988	160,549
Amortization of deferred financing cost	-	-	640,565
Other receivables	(3,137)	-	-
Other deposits and prepayments	-	-	(12,690,088)
Other current assets	-	-	(278,908)
Other assets	348,766	551,420	98,294
Income tax payable	375	-	-
Other tax payable	(24,116)	-	-
Other payable and accrued liabilities	864,636	204,846	8,081,370
Payroll and welfare payable	-	-	5,149,011
Accrued interest	(514,226)	17,333	(1,352,000)

Net cash used in operating activities	(8,327,130)	(11,782,296)	(40,284,206)

Cash flows from financing activities:
Changes in due from a subsidiary	7,458,606	(13,593,497)	(150,361,777)
Proceeds from short-term bank loans	25,000,000	25,000,000	45,000,000
Repayments of short-term bank loans	-	(25,000,000)	(70,000,000)
Proceeds from long-term bank loans	-	35,000,000	-
Proceeds from other long-term debts	-	-	475,761,009
Repayment of other long-term debts	-	-	(40,000,000)
Issuance of treasury shares (Note 2 (ab))	-	-	32,792,232
Purchase of treasury shares	(7,958,841)	(5,708,281)	(5,767,160)
Dividends to shareholders	(7,661,057)	(8,769,530)	(14,724,740)
Deferred charges	-	-	(9,585,309)
Proceeds from issuance of common shares	22	98,812	5,060,918

Net cash provided by financing activities	16,838,730	7,027,504	268,175,173

Net increase/ (decrease) in cash and cash equivalents	8,511,600	(4,754,792)	227,890,967
Cash and cash equivalents, at the beginning of the year	4,944	8,516,544	3,761,752

Cash and cash equivalents, at end of the period	8,516,544	3,761,752	231,652,719

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

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

(b) Related party transactions

As of December 31, 2012 and 2013, the Company had US$295,060,868 and US$416,358,510 due from its wholly-owned subsidiaries. These amounts mainly reflect intercompany loans from the Company to Xinyuan (China) Real Estate, Ltd. (“WFOE”) and XIN Development Group International Inc. (“XIN Development”). While intercompany loans have no fixed payments terms, the Company has a legal enforceable right to demand payment at any time, and the WFOE and the XIN Development have the ability to repay the outstanding balance on demand.

In 2013, the Company also entered into a separate loan facility agreement with XIN Development. Pursuant to the agreement, the Company will provide a loan facility to XIN Development for the period from July 1, 2013 to January 18, 2017 amounting to US$50,000,000 at 17.5% per annum. As of December 31, 2013, the Company has US$29,064,135 including accrued interest of US$1,931,467, due from XIN Development under this loan facility.

Before July 1, 2013, the Company entered into a series of consulting agreements with a consulting company that is beneficially owned by Yong Cui (“Dr. Cui”), one of the directors of the Company. Under the agreements, the Company should pay an annual fee of US$600,000 for 2012. On July 1, 2013, the Company entered into an employment agreement (“Employment Agreement”) with Dr. Cui to employ him as the President of the Company from July 1, 2013 to June 30, 2016. According to the Employment Agreement, all the consulting agreements with Dr. Cui and his related company signed before July 1, 2013 were terminated. As of December 31, 2013, there were no balances due to Dr. Cui relating to the aforementioned terminated consulting agreements.

 In November 2011, the Company entered into a business development advisory services agreement with Kamren Equities Limited, of which Omer Ozden (“Mr. Ozden”), one of the Company’s independent directors, is a minority shareholder. The term of this agreement was six months with advisory fees based on an hourly rate; and the agreement was to be automatically renewed for an additional six month period upon expiration on a continuous basis. On September 19, 2013, Mr. Ozden resigned as a director of the Company and the advisory services agreement with the Company was terminated at that time. During the year ended December 31, 2013, the Company paid Mr. Ozden and Karmen Equities Limited US$112,426 in aggregate. There was no balance due to Mr. Ozden and Karmen Equities Limited as of December 31, 2013.

(c) Commitments

The Company does not have significant commitments or long-term obligations as of the period end presented.

Exhibit Index

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 3.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

1.2	Amendment to Amended and Restated Articles of Association of Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 99.5 to the registrant’s Form 6-K (File No. 001-33863 ) filed with the SEC on December 10, 2009)

2.1	Deposit Agreement, dated as of December 11, 2007, among Xinyuan Real Estate Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and holders of American Depositary Shares (incorporated by reference to Exhibit 2.5 to Amendment No. 1. to the registrant’s annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)

2.2	Indenture, dated as of May 3, 2013, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Collateral Agent (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on May 7, 2013)

2.3*	Indenture Supplement No. 2, dated as of February 12, 2014, among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedules I thereto as the Subsidiary Guarantors to the Indenture, dated as of May 3, 2013 with respect to the registrant’s 13.25% May 2018 Senior Secured Notes

2.4	Global note representing the May 2018 Senior Secured Notes (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.3 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on May 7, 2013)

2.5	Senior Secured Convertible Note dated September 19, 2013, dated September 19, 2013, in the principal amount of $75,761,009 issued by Xinyuan Real Estate Co., Ltd. to TPG ASIA VI SF PTE. LTD. (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)

2.6	Guarantee, dated as of September 19, 2013, issued by Xinyuan International Property Investment Co. Ltd., Xinyuan Real Estate Ltd., Xinyuan International (HK) Property Investment Co., Limited, Victory God Development Limited, South Glory International Limited and Elite Quest Holdings Limited, in favor of TPG ASIA VI SF PTE. LTD (incorporated by reference to Exhibit 99.3 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)

2.7	Indenture, dated as of December 6, 2013, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule 1 thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agreement (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 9, 2013

2.8	Global note representing the 13% June 2019 Senior Secured Notes (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 9, 2013)

4.1	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.2	2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.3	Amended and Restated shareholders agreement, dated as of October 31, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd., Xinyuan Real Estate Co., Ltd. and, to the extent set forth herein, Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.10 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.7	Form of confidentiality and non-competition agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.19 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.8	English Summary of the Capital Lease Agreement dated as of October 23, 2012, by and among Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd., and Henan Xinyuan Real Estate Co., Ltd. (Original Language: Chinese) (incorporated by reference to Exhibit 4.7 to the registrant’s Annual Report on Form 20-F (File No. 001-33863), filed with the SEC on April 15, 2013)

4.9	English Summary of the Guarantee Agreement dated as of October 23, 2012, by and among Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd., Xinyuan (China) Real Estate , Ltd. and Henan Xinyuan Real Estate Co., Ltd. (Original Language: Chinese) (incorporated by reference to Exhibit 4.8 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 (File No. 001-33863), filed with the SEC on April 15, 2013)

4.10	Securities Purchase Agreement, dated as of August 26, 2013, among Xinyuan Real Estate Co., Ltd , the guarantors named therein and TPG ASIA VI SF PTE. LTD. (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)

4.11	Registration Rights Agreement, dated as of September 19, 2013, between Xinyuan Real Estate Co., Ltd. and TPG ASIA VI SF PTE. LTD. (incorporated by reference to Exhibit 99.5 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)

4.12	Letter Agreement, dated September 19, 2013, between Yon Zhang and TPG ASIA VI SF PTE. LTD. (incorporated by reference to Exhibit 99.6 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)

8.1*	Subsidiaries of Xinyuan Real Estate Co., Ltd.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Ernst & Young Hua Ming LLP

101*	The following materials from Xinyuan Real Estate Co., Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013 formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Consolidated Statement of Operations, (ii) the Condensed Consolidated Balance Sheet, (iii) the Condensed Consolidated Statement of Stockholders’ Equity, (iv) the Condensed Consolidated Statement of Cash Flows, and (v) Notes to the Condensed Consolidated Financial Statements.

*	Filed with this Annual Report on Form 20-F