Form 20-F
period 2014-12-31
Xinyuan Real Estate Co., Ltd.
filed 2015-04-27
CIK 1398453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For The Fiscal Year Ended December 31, 2014.

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

 Huaiyu Liu Xinyuan Real Estate Co., Ltd.

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

 None

(Title of Class)

  Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report 147,019,802 common shares, par value US$0.0001 per share, as of December 31, 2014.

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

This annual report includes our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014 and as of December 31, 2013 and 2014. Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. Since 2012, we have expanded to the U.S. market through our subsidiaries in the U.S. The functional currency of our U.S. subsidiaries is the U.S. dollar. The financial statements of our PRC subsidiaries are translated into U.S. dollars, using published exchange rates in China, based on (i) year-end exchange rates for assets and liabilities and (ii) average yearly exchange rates for revenues and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all. See “ITEM 3. KEY INFORMATION-A. Selected Financial Data-Exchange Rate Information.

Our common shares are traded on the New York Stock Exchange, or the NYSE, in the form of ADS under the symbol “XIN.” Each ADS represents two common shares. The closing price of our ADSs on the NYSE as of April 24, 2015 was $3.44 per ADS.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or negatives of such expressions. These forward-looking statements include, among others, statements about:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our expectations with respect to our ability to acquire adequate suitable land use rights for future development; and

•	our belief with respect to market opportunities in, and growth prospects of, our target market cites in China and our targeted areas in the United States.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. However, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements. Among the important factors to consider in evaluating our forward-looking statements are:

•	our ability to continue to implement our business model successfully;

•	our ability to secure adequate financing for our project development;

•	our ability to successfully sell or complete our property projects under construction and planning;

•	our ability to enter into new geographic markets and expand our operations;

•	the marketing and sales ability of our third-party sales agents;

•	the performance of our third party contractors;

•	laws, regulations and policies relating to real estate developers and the real estate industry in China and, to the extent we expand operations into other countries, such as the U.S., the laws, regulations and policies of such countries;

•	our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations;

•	competition from other real estate developers;

•	the growth of the real estate industry in China, particularly Tier II and Tier III cities, and in our targeted areas in the U.S.,

•	the material weakness in our internal controls, which we are in the process of remediating; and

•	fluctuations in general economic and business conditions in China and, to the extent we expand operations into other countries, such as the U.S., the conditions in such countries.

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

A. Selected financial data

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income and other financial data for the years ended December 31, 2012, 2013 and 2014, other than earnings per ADS data, and the consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements which are included elsewhere in this annual report. Our audited consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except for changes in operating subsidiaries, our consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

Our selected consolidated statements of comprehensive income data for the years ended December 31, 2010 and 2011 and our selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements included in prior years' annual reports.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Years ended December 31,
	2010	2011	2012	2013	2014
	US$	US$	US$	US$	US$
	(in thousands except share, per share and per ADS data)
Consolidated Statements of Comprehensive Income
Total revenue	449,972	687,508	914,799	897,738	919,748
Total costs of revenue	(334,453)	(487,777)	(634,763)	(598,740)	(677,582)
Selling and distribution expenses	(10,724)	(16,209)	(17,942)	(20,724)	(39,494)
General and administrative expenses	(22,209)	(27,231)	(38,829)	(64,498)	(105,622)
Operating income	82,586	156,292	223,265	213,776	97,050
Net income	51,123	103,005	158,108	126,356	48,496
Net loss/(income) attributable to non-controlling interest	18	(707)	(1,110)	-	19
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	51,141	102,298	156,998	126,356	48,515
Earnings per share
-Basic	0.34	0.68	1.09	0.87	0.32
-Diluted	0.33	0.68	1.08	0.85	0.29
Shares used in computation
-Basic	152,577,960	151,314,945	144,258,862	145,733,028	151,935,765
-Diluted	155,397,355	151,314,945	144,731,014	149,464,556	177,118,235
Earnings per ADS(1)
-Basic	0.68	1.36	2.18	1.74	0.64
-Diluted	0.66	1.36	2.17	1.70	0.58

(1)	Earnings per ADS are calculated based on each ADS representing two common shares.

	Years ended December 31,
	2010	2011	2012	2013	2014
	US$	US$	US$	US$	US$

Cash dividends declared per ADS	-	0.10	0.16	0.20	0.20

	Years ended December 31,
	2010	2011	2012	2013	2014
Other Operating Data

Number of projects launched	3	4	1	4	9

Aggregate GFA delivered(1) (m2)	291,686	521,223	512,988	940,005	374,615

(1)         Delivery occurs when we have obtained all the completion acceptance certificates required by the PRC government in respect of the apartment and deliver full access to the apartment, such as the keys, to the buyer.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2010, 2011, 2012, 2013 and 2014:

	As of December 31,
	2010	2011	2012	2013	2014
	US$	US$	US$	US$	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Balance Sheet Data(1)
Cash and cash equivalents	213,326	319,218	496,205	587,119	140,495
Restricted cash	82,305	168,384	145,730	250,098	368,874
Deposits for land use rights	-	-	44,547	297,389	299,739
Real estate property under development(2)	710,585	761,871	722,819	932,519	1,714,575
Total current assets	1,075,045	1,364,650	1,526,343	2,244,528	3,070,459
Total assets	1,103,965	1,390,614	1,566,381	2,382,100	3,231,526
Total current liabilities	463,747	627,860	735,115	807,373	1,592,633
Long-term bank loans	70,213	73,482	35,000	32,804	52,296
Other long-term debt	38,688	39,709	-	536,943	576,204
Common shares	15,319	15,341	15,358	15,828	15,831
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	517,798	634,627	781,538	952,636	960,612

(1)       Financial information for PRC subsidiaries is first prepared in RMB and then translated into U.S. dollars for assets and liabilities at the year-end exchange rate and, for revenues and expenses at the yearly average exchange rate. The rates used are set forth in the table below. Capital accounts are translated at their historical exchange rates when the transactions occurred.

	As of and for the Year Ended December 31,
	2010	2011	2012	2013	2014
Period-end US$: RMB exchange rate	6,6227	6.3009	6.2855	6.0969	6.1190
Period average US$: RMB exchange rate	6.7704	6.4614	6.3124	6.1956	6.1424

As of April 17, 2015, the US$: RMB exchange rate was 6.1976.

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

	Noon Buying Rate(1)
	Period End	Average(2)	Low	High
	(RMB Per US$1.00)
Year
2010	6.6000	6.7603	6.6000	6.8330
2011	6.2939	6.7693	6.2939	6.6017
2012	6.2301	6.3093	6.2221	6.3449
2013	6.0537	6.1412	6.0537	6.2438
2014	6.2046	6.1620	6.0402	6.2591

Month
October 2014	6.1124	6.1251	6.1107	6.1385
November 2014	6.1429	6.1249	6.1117	6.1429
December 2014	6.2046	6.1886	6.1490	6.2256
January 2015	6.2495	6.2181	6.1870	6.2535
February 2015	6.2695	6.2518	6.2399	6.2695
March 2015	6.1990	6.2386	6.1955	6.2741
April 2015 (through April 17, 2015)	6.1976	6.2010	6.1930	6.2152

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

Any slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of homes, and our homebuyers may also defer, reduce or cancel purchases of our units. We have experienced some volatilities in demand from time to time in the recent years due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices. Although, commencing in the second half of 2014, the PRC government has begun to loosen mortgage restrictions, the demand in the real estate market in China has weakened. We remain optimistic about the Chinese economy, but to the extent any fluctuations in the Chinese economy significantly affect homebuyers’ demand for our units or change their spending habits, our results of operations may be materially and adversely affected.

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

We are a holding company that depends on dividend payments from our subsidiaries for funding

We are a holding company established in the Cayman Islands and operate most of our business and operations through our subsidiaries in China. Therefore, our ability to pay dividends to our shareholders and to service our indebtedness outside of China depends significantly upon dividends that we receive from our subsidiaries in China. To the extent our U.S. operation continues to grow, we may in the future also depend on dividends from our U.S. subsidiaries. If our subsidiaries incur indebtedness or losses, such indebtedness or losses may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness will be restricted. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its statutory capital reserve fund until the cumulative amount of such reserves reaches 50.0% of its respective registered capital and, with the approval of a shareholder meeting or general shareholder meeting, a PRC subsidiary may set aside a certain amount of after-tax profit to its general reserves. As of December 31, 2014, our statutory reserves amounted to US$72.8 million. Our statutory reserves are not distributable as cash dividends. Dividends paid by the PRC subsidiaries may also be subject to PRC withholding tax. In addition, restrictive covenants in bank credit facilities, other long-term debt agreements, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to make contributions to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

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

As of December 31, 2014, our contractual obligations amounted to US$2,161.2 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. Of this amount, US$1,285.2 million was due within one year.

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

Historically, our business and operations was concentrated in Zhengzhou. Since 2006, we have expanded our residential property development operations into other high growth cities, consisting of Beijing, Shanghai, Tianjin, Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Suzhou, Kunshan and Xuzhou in Jiangsu Province, Zhengzhou and Xingyang in Henan Province, Sanya in Hainan Province, Changsha in Hunan Province, and Xi’an in Shaanxi Province. We plan to expand into other cities as suitable opportunities arise. The development of real estate projects in other cities will impose significant demands on our management and other operational resources. Moreover, we will face additional competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of these cities has its own unique market conditions, customer requirements and local regulations related to the local real estate industry. If we are unable to successfully develop and sell projects outside of our existing markets, our future growth may be limited and we may not generate adequate returns to cover our investments in these new markets. In addition, if we expand our operations to other cities with higher land prices, our costs may increase, which may lead to a decrease in our profit margin, or impairments resulting from land value decreases.

We are in the early stages of expanding into the U.S. market, a market in which we have no development experience and which may require us to spend significant resources, and there can be no assurance that we will be able to succeed in the U.S. market or in other markets into which we expand.

While our primary focus continues to be residential real estate markets in high growth cities in China, in 2012 we expanded to the U.S. market and have opportunistically secured three real estate properties. Two of these projects were acquired for resale and were sold out in early 2015. The other project is an on-going residential ground-up development project in Brooklyn, New York (named “New York Oosten”). We are in the early stage of expanding into the U.S. and there can be no assurance that we will be able to succeed in the U.S. market. We have limited experience in the U.S. real estate market and may not be able to develop and implement an effective property development process appropriate for the U.S. market. In addition, given our limited experience in the U.S. market, it may be difficult for us to accurately forecast our future revenues and expenses related to existing and future projects in the U.S. Our ability to locate appropriate future projects in the U.S. and generate future revenues from such projects may require us to expend significant capital and management resources.

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

In 2014, we acquired 100% share of a Malaysian company, which owns offshore landfill development rights for a total area of 170 acres (approximately 687,966 square meters). While we plan to allocate US$50 million for land reclamation costs in total, we have no development experience in Malaysia, nor have we ever engaged in landfill reclamation projects. All of our prior operations have involved real estate development undertaken on raw land, and we cannot assure you that we will be able to successfully complete the required landfill reclamation. Moreover, given our lack of prior experience in Malaysia, it also may be difficult for us to develop and implement an effective property development process appropriate for the Malaysian market, to accurately forecast our future revenues and expenses related to projects in Malaysia, and we could be required to expend significant capital and management resources to develop and generate future revenues from such projects.

We may be unable to acquire desired development sites at commercially reasonable costs.

Our revenue depends on the completion and sale of our projects, which in turn depends on our ability to acquire development sites. Our land costs are a major component of our cost of real estate sales and increases in such costs could diminish our gross margin. In China, the PRC government controls the supply of land and regulates land sales and transfers in the secondary market. As a result, the policies of the PRC government, including those related to land supply and urban planning, affect our ability to acquire, and our costs of acquiring, land use rights for our projects. In recent years, the government has introduced various measures attempting to moderate investment in the property market in China. Although we believe that these measures are generally targeted at the luxury property market and speculative purchases of land and properties, we cannot assure you that the PRC government will not introduce other measures in the future that would adversely affect our ability to obtain land for development. We currently acquire our development sites primarily by bidding for government land, supplemented in some instances by direct negotiations with local governments prior to land auctions. Under current regulations, land use rights acquired from government authorities for commercial and residential development purposes must be purchased through a public tender, auction or listing-for-sale. Competition in these bidding processes has resulted in higher land use rights costs for us over the past few years. In addition, we may not successfully obtain desired development sites due to the increasingly intense competition in the bidding processes. In the future, we may also need to acquire land use rights through acquisition, which could increase our costs. Moreover, the supply of potential development sites in any given city will diminish over time, and we may find it increasingly difficult to identify and acquire attractive development sites at commercially reasonable costs in the future.

We may not be able to procure land successfully or receive expected return through our new land acquisition model.

Since the second half of 2012, we have developed a new model to acquire land through direct negotiation with local governments prior to land auctions in response to local governments' need for funding undeveloped land preparation. Under the direct negotiation model, we enter into a framework cooperation agreement with the local government, pursuant to which we provide land planning advice to the local government with respect to a particular piece of undeveloped land that the government plans to develop. Based on the government's land development plan, the underlying land may be divided into several tranches to be developed on a tranche by tranche basis. Following the government's development plan, we will provide funding in terms of advances to the government for land preparation of a particular tranche approximately three to six months before the land auction for that tranche. The advance payment usually ranges from 20% to 50% of the estimated opening auction price. The final disposition of the tranche occurs through public auction. Pursuant to the framework cooperation agreement, if we successfully acquire the land through the auction, the advance payment will become part of the land transfer payment. If we fail to acquire the land, we will be refunded the advance payment with an annual interest rate of approximately 10% to 15%. We believe that under the direct negotiation model, we are often in better position to identify and undertake initial planning with respect to targeted parcels as a result of direct involvement in and interaction with the government regarding the development stage of undeveloped lands. We entered into three framework cooperation agreements with local governments in 2012, two such agreements in 2013, and one such agreement in 2014, all relating to prospective land parcel planning and preparation, pursuant to which we paid advances in the aggregate amount of US$44.5 million, US$333.1 million, and US$209.2 million respectively. These advances have been transferred to land cost where our auction bids were successful, or will be so transferred assuming future auction bids for the relevant parcels are successful. In 2013, we chose not to participate in the bidding for one parcel of land in Jiangsu Province through this negotiated land acquisition model and the advance payments for this parcel were refunded to us, with interest. In 2014, total US$131.5 million of the advance payments related to the remaining land parcels successfully acquired were transferred to land cost, including three parcels of land in Xingyang for the amount of US$27.1 million and two parcels of land in Xi’an for US$104.4 million.

The land preparation process may be delayed after we have provided an advance payment, placing undue burden on our cash flow. In addition, as the procurement of land is eventually conducted through the standard auction process, we may not be able to successfully acquire the land for which we have provided advance payment. In that case, we may have lost other opportunities for which we could have deployed the funds used to make the advance payment. If we fail to acquire any land for which we have made an advance payment, we cannot assure you that we will be able to receive the expected return on the advance payment or that there will not be any delay in receiving the refund. Furthermore, any change in government regulations direct negotiation with the government could restrict our use of this business model in the future.

We rely on third-party contractors.

Substantially all of our project construction and related work are outsourced to third-party contractors. We are exposed to risks that the performance of our contractors may not meet our level of standards or specifications. Negligence, delay or poor work quality by contractors may result in defects in our buildings or residential units, which could in turn cause us to suffer financial losses, harm our reputation or expose us to third-party claims. If the performance of any third party contractor is not satisfactory or is delayed, we may need to replace such contractor or take other actions to remedy the situation, which could adversely affect the cost and construction progress of our projects. Moreover, the completion of our property developments may be delayed. In addition, we work with multiple contractors on different projects and we cannot guarantee that we can effectively monitor their work at all times. Although our construction and other contracts contain provisions designed to protect us, we may be unable to successfully enforce these rights and, even if we are able to successfully enforce these rights, the third-party contractors may not have sufficient financial resources to compensate us. Moreover, the contractors may undertake projects from other property developers, engage in risky undertakings or encounter financial or other difficulties, such as supply shortages, labor disputes or work accidents, which may cause delays in the completion of our property projects or increases in our costs. For the year ended December 31, 2012, we experienced three projects’ late delivery caused by contractors' failure to meet with applicable quality standards and incurred US$9.9 million in compensation to our customers. For the year ended December 31, 2013, we additionally incurred US$1.6 million in compensation to our customers for one late delivery project from 2012; no other projects experienced late delivery in 2013 or in 2014. In addition, consistent with what we believe is the customary industry practice in China, our contractors typically do not maintain insurance coverage on our properties under construction.

We cannot assure you that we will not have similar incidents or uninsured losses in the future, which could have a material adverse effect on our business, financial condition and results of operations.

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

Since expanding our operations into the U.S. market in 2012, we became and will continue to be in increasing need for U.S. dollar financings with respect to project developments and future expansions. We currently satisfy our U.S. dollar denominated financing requirements through four ways: dividends distributions from our PRC subsidiaries, which are subject to 10% withholding tax payment, back-to-back loan arrangements, high yield bond issuances and construction loan financing from U.S. local banks. Under back-to-back loan arrangements, our PRC subsidiaries make deposits denominated in RMB into banks in China as collateral to request the banks in China to issue standby letters denominated in U.S. dollars in the same amount as the RMB collateral to their outbound branches, and our project companies outside the PRC enter into loans denominated in U.S. dollars with such outbound branches in the same amount specified in such standby letters Pursuant to the Provisions on the Administration of Foreign Exchange for Cross-border Guarantee issued by the State Administration of Foreign Exchange, or the SAFE, effective June 1, 2014, SAFE registration requirements apply to overseas back-to-back loan arrangements and the use of proceeds of such loans must comply with certain requirements. Any change in laws or regulations to restrict or forbid back-to-back loan transactions in the future may adversely affect our non-PRC companies' financing. In addition, we are exposed to exchange rate fluctuation and foreign exchange control risks under the current back-to-back loan model, which may adversely affect our business condition and results of operation.

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

Our outstanding debt securities also contain certain financial and other covenants that restrict our ability to take other corporate actions. The indentures governing our 13.25% Senior Notes issued in May 2013 (the “May 2018 Senior Secured Notes”) and our 13% Senior Notes issued in December 2013 (the “June 2019 Senior Secured Notes”) contain covenants that, among other things, restrict our and our restricted subsidiaries' (as defined in the relevant indenture) ability to incur additional debt or issue preferred stock, make certain payments or investments, pay dividends, purchase or redeem capital stock, sell assets, or make certain other payments, subject to certain qualifications and exemptions and satisfaction of certain conditions.

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

In addition, our obligations under the May 2018 Senior Secured Notes, the June 2019 Senior Secured Notes are guaranteed by various of our subsidiaries, and the guarantee by our wholly-owned subsidiary, Xinyuan Real Estate, Ltd., or Xinyuan Ltd, which indirectly holds all of our assets and operations in China is secured by a pledge of our shares of the other guarantor subsidiaries (other than the shares of Xinyuan International (HK) Property Co., Limited). If we default under any of the Notes, the holders thereof may enforce their claims against those shares. In such an event, the holders of the Notes could gain ownership of the shares of Xinyuan Ltd., and, as a result, own and control all of our subsidiaries in China. We conduct substantially all of our operations in China, and if we default under any of the Notes, we could lose control or ownership of our assets and operations in China.

We rely on our key management members.

We depend on the services provided by key management members. Competition for management talent is intense in the property development sector. In particular, we are highly dependent on Mr. Yong Zhang, our founder and Chairman, Mr. Xinqi Wang, our Chief Executive Officer, and Mr. Yong Cui, our President. We do not maintain key employee insurance. In the event that we lose the services of any key management member, we may be unable to identify and recruit suitable successors in a timely manner or at all, which will adversely affect our business and operations. Moreover, we may need to employ and retain more management personnel to support an expansion into high growth cities on a much larger geographical scale as well as our expansion in the U.S. and other areas. If we cannot attract and retain suitable personnel, especially at the management level, our business and future growth will be adversely affected.

We provide guarantees for the mortgage loans of our customers which expose us to risks of default by our customers.

We pre-sell properties before actual completion and, in accordance with industry practice, our customers’ mortgage banks require us to guarantee our customers’ mortgage loans. Typically, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total mortgage loan amount until the completion of the registration of the mortgage with the relevant mortgage registration authorities, which generally occurs within six to 12 months after the purchasers take possession of the relevant properties. In line with what we believe to be industry practice, we rely on the credit evaluation conducted by mortgagee banks and do not conduct our own independent credit checks on our customers. The mortgagee banks typically require us to maintain, as restricted cash, up to 10% of the mortgage proceeds paid to us as security for our obligations under such guarantees. If a purchaser defaults on its payment obligations during the term of our guarantee, the mortgagee bank may deduct the delinquent mortgage payment from the security deposit. If the delinquent mortgage payments exceed the security deposit, the banks may require us to pay the excess amount. If multiple purchasers default on their payment obligations, we will be required to make significant payments to the banks to satisfy our guarantee obligations. Factors such as a significant decrease in housing prices, increase in interest rates or the occurrence of natural catastrophes, among others, could result in a purchaser defaulting on its mortgage payment obligations. If we are unable to resell the properties underlying defaulted mortgages on a timely basis or at prices higher than the amounts of our guarantees and related expenses, we will suffer financial losses. We paid, US$273,987, US$359,551 and US$1,478,386 to satisfy guarantee obligations related to customer defaults for the years ended December 31, 2012, 2013 and 2014.

As of December 31, 2013 and 2014, our outstanding guarantees in respect of our customers’ mortgage loans amounted to US$1,137.9 million and US$1,305.6 million respectively. If substantial defaults by our customers occur and we are called upon to honor our guarantees, our financial condition, cash flow and results of operations will be materially adversely affected.

Our level of indebtedness could have an adverse effect on our financial condition, diminish our ability to raise additional capital to fund our operations and limit our ability to explore business opportunities.

As of December 31, 2014, the outstanding balance of our total indebtedness amounted to US$1,508.8 million. Our level of indebtedness could have an adverse effect on us. For example, it could:

•	require us to dedicate a large portion of our cash flow from operations as well as the proceeds of certain financings and asset dispositions to fund payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	Make it more difficult for us to satisfy our obligations under our debt securities and other indebtedness;

•	increase our vulnerability to adverse general economic or industry conditions;

•	limit our flexibility in planning for, or relating to, changes in our business or the industry in which we operate;

•	limit our ability to raise additional debt or equity capital in the future or increase the cost of such funding;

•	restrict us from making strategic acquisitions, exploring business opportunities or selling assets;

•	place us at a competitive disadvantage compared to any competitors that have less debt; and

•	make it more difficult for us to satisfy our obligations with respect to our debt.

Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future, which in turn is dependent on various factors. For a discussion of these factors, see Item 5, "Operating and Financial Review and Prospects - A. Operating Results - Principal Factors Affecting Our Results of Operations."

Our financing costs are subject to changes in interest rates.

The rates of interest payable on our long-term bank loans are adjustable based on the range of 100% to 150% of the PBOC benchmark rate, which fluctuates from time to time. The PBOC benchmark rate for a one year loan was 5.6% as of November 22, 2014. As of December 31, 2014, the principal amount of our aggregate outstanding variable rate debt was US$435.7 million. A hypothetical 1% increase in annual interest rates would increase our interest expenses by US$4.4 million based on our debt level at December 31, 2014. In connection with our expansion in to the U.S. beginning in 2012, we anticipate entering into U.S. dollar denominated loans in the future, which will subject us to additional interest rate fluctuation risks, including fluctuations of London Interbank Offered Rate, or LIBOR.

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

In 2012, we embarked on four new residential development projects in China, including our first development project in the satellite area of Beijing. We also began to manage our first wholly owned retail project, Xinyuan Priority Lifestyle Shopping Center, located in Zhengzhou, Henan Province. In addition, we expanded our operations into the U.S. market, including a development project in New York, and two resale projects in Reno, Nevada and Irvine, California. In October 2013, we completed our acquisition of 100% of the equity interest in Jiangsu Jiajing Real Estate Co., Ltd., or Jiangsu Jiajing, for the purpose of acquiring the land and residential real estate construction in progress held by it. As of December 31, 2014, we also completed our acquisition of 100% of the equity interests in Sanya Beida Science and Technology Park Industrial Development Co., Ltd. and Shanghai Junxin Real Estate Company, for the purpose of acquiring the land held by such companies in Sanya and Shanghai, respectively. On May 27, 2014, 49% of the equity interest in Shanghai Junxin was transferred to a third party. See Notes 1 and 2(a) of the Notes to Consolidated Financial Statements included in this report. In December 2014, we also acquired 100% share of a Malaysian company, which owns offshore landfill development rights for a total area of 170 acres (approximately 687,966 square meters.). These newly developed projects, with more diversified business focuses in terms of market regions and types of business, demand proper allocation of our management resources. In addition, our Malaysia acquisition, which involves land reclamation activities in which we have no prior experience and which presents risks we have not previously encountered or dealt with, may require additional skill sets on the part of our management. If our management fails to satisfy these increased demands, we may not be able to carry out our business expansion and project development successfully. In addition, if we are unable to recruit or retain a sufficient number of qualified employees for the continuation and expansion of our business, our business and prospects may be adversely affected.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. See Item 4,B., “Information on the Company – Business Overview” for information regarding our Online to Offline (O2O) business under development.  There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. The development and marketing of new lines of business or new products and services could distract our management from our core business.  In addition, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business or new product or service could have a significant impact on the effectiveness of our system of internal control. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.

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

As of December 31, 2014, we had approximately 47,109 square meters of retail investment properties in Zhengzhou province, in China and we had properties held for sale in Nevada of approximately 17 acres and in California of approximately 171 square meters. As of December 31, 2014, we also have two projects under construction at which we plan to develop commercial property for lease with a planned GFA of approximately 22,000 square meters. We anticipate that we may prudently and gradually increase our retail and commercial investment properties as appropriate opportunities arise in the future. Any form of real estate investment is difficult to liquidate and, as a result, our ability to sell our properties in response to changing economic, financial and investment conditions is limited. In addition, we may also need to incur operating and capital expenditures to manage and maintain our properties, or to correct defects or make improvements to these properties before selling them. We cannot assure you that we can obtain financing at a reasonable cost for such expenditures, or at all.

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

In October 2013, we completed our acquisition of Jiangsu Jiajing for the purposes of acquiring land and residential real estate construction in progress thereon by Jiangsu Jiajing in Kunshan. In 2014, we also completed our acquisition of 100% of the equity interests in Sanya Beida Science and Technology Park Industrial Development Co., Ltd. and Shanghai Junxin Real Estate Company, for the purpose of acquiring the land held by such companies in Sanya and Shanghai, respectively. On May 27, 2014, 49% of the equity interest in Shanghai Junxin was transferred to a third party. See Notes 1 and 2(a) of the Notes to Consolidated Financial Statements included in this report. In December 2014, we also completed the acquisition of 100% of the equity interests in XIN Eco Marine Group Properties Sdn Bhd (formerly named as EMG Group Properties Sdn Bhd), a Malaysian company which, through a subsidiary, holds offshore landfill development rights for a total of 170 acres (approximately 687,966 square meters) of land. In January 2015, we also completed our acquisition of 82% of the equity interests in Shandong Highway Shengxuan Real Estate Co., Ltd., for the purpose of acquiring the land held by it in Jinan, Shandong Province. As part of our business strategy, we regularly evaluate investments in, or acquisitions of, subsidiaries, joint ventures, and we expect that we will continue to make such investments and acquisitions in the future. Any potential future acquisition may be accompanied by a number of risks, including risks relating to the evolving legal landscape in China. An acquired business may underperform relative to expectations or may expose us to unexpected liabilities. Acquisitions of entities that own real estate may involve risks in addition to the risks inherent in a real estate acquisition, because the acquisition of an entity generally includes all of the liabilities of the entity — known and unknown, fixed and contingent — rather than only the liabilities related to the real estate. These liabilities, which could be material, may include liabilities not disclosed by the seller of the entity or not discovered during our due diligence. In addition, the integration of any acquisition could require substantial management attention and resources. If we were unable to successfully manage the integration and ongoing operations, or hire and retain additional personnel necessary for the running of the expanded business, the results of our operations and financial performance could be adversely affected.

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

We do not maintain insurance policies for properties that we have delivered to our customers, and we maintain only limited insurance coverage against potential losses or damages with respect to our properties in the PRC before their delivery to customers. Although we require our contractors to carry insurance, we believe most of our contractors do not comply with this requirement. Our contractors may not be sufficiently insured themselves or have the financial ability to absorb any losses that arise with respect to our projects or pay our claims. In addition, there are certain types of losses, such as losses due to earthquakes, which are currently uninsurable in China. While we believe that our practice is in line with the general practice in the PRC property development industry, there may be instances when we will have to internalize losses, damages and liabilities because of the lack of insurance coverage, which may in turn adversely affect our financial condition and results of operations. In addition, while we carry limited insurance on our operations in the U.S., such insurance may not be adequate to compensate us for any losses, damages and liabilities we might incur with regard to our properties.

We may suffer a penalty or even forfeit land to the PRC government if we fail to comply with procedural requirements applicable to land grants from the government or the terms of the land use rights grant contracts.

According to the relevant PRC laws and regulations, if we fail to develop a property project according to the terms of the land use rights grant contract, including those relating to the payment of land premiums, specified use of the land and the time for commencement and completion of the property development, the PRC government may issue a warning, may impose a penalty or may order us to forfeit the land. Specifically, under current PRC laws and regulations, if we fail to pay land premiums in accordance with the payment schedule set forth in the relevant land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us, impose late payment penalties or even require us to forfeit the related land to the PRC government. The late payment penalties are usually calculated based on the overdue days for the land premium payments. Furthermore, if we fail to commence development within one year after the commencement date stipulated in the land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us and impose an idle land fee on the land of up to 20% of the land premium. If we fail to commence development within two years, the land will be subject to forfeiture to the PRC government, unless the delay in development is caused by government actions or force majeure. Even if the commencement of the land development is compliant with the land use rights grant contract, if the developed GFA on the land is less than one-third of the total GFA of the project that should have been under construction and development or the total capital invested is less than one-fourth of the total investment of the project and the suspension of the development of the land continues for more than one year without government approval, the land will also be treated as idle land and be subject to penalty or forfeiture. We and Jiantou Xinyuan, during the time we owned only 45% of the company, have made late payments of land premiums for which penalties were imposed.

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

We have obtained completion acceptance certificates for all of our completed properties as of December 31, 2014. However, we cannot be certain that local government authorities will not determine that the total constructed GFA upon completion of our existing projects under development or any future property developments exceed the relevant authorized GFA. Any such non-compliance could lead to additional payments or penalty, which would adversely affect our financial condition. We have not incurred material amounts of any such payments or penalties since the founding of our company.

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

We have accrued all LAT payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws, less amounts previously paid under the levy method applied by relevant local tax authorities. However, provision for LAT requires our management to use a significant amount of judgment with respect to, among other things, the anticipated total proceeds to be derived from the sale of the entire phase of the project or the entire project, the total appreciation of project value and the various deductible items. Given the time gap between the point at which we make provisions for and the point at which we settle the full amount of LAT payable, the relevant tax authorities may not necessarily agree with our apportionment of deductible expense or other bases on which we calculate LAT. As a result, our LAT expenses as recorded in our financial statements of a particular period may require subsequent adjustments. If the LAT provisions we have made are substantially lower than the actual LAT amounts assessed by the tax authorities in the future, our results of operations and cash flows will be materially and adversely affected. For a range of reasonably possible losses in excess of the amounts we have accrued for LAT, to the extent such estimates are determinable, see Note 15 of the Notes to our Consolidated Financial Statements in this report.

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

The CIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for the CIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Under the Notice on the Issues Regarding Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria, or Circular 82, which was retroactively effective as of January 1, 2008, an overseas incorporated, domestically-controlled enterprise will be recognized as a PRC resident enterprise if it satisfies certain conditions. Further, the State Administration of Taxation issued the Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarified certain issues relating to the determination of PRC tax resident enterprise status, post-determination administration and the authorities responsible for determining offshore-incorporated PRC tax resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the in-charge tax authorities from an offshore-incorporated PRC tax resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC tax resident enterprise. However, as Circular 82 and Bulletin 45 only apply to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents or non-PRC enterprises such as our company. It is still unclear whether PRC tax authorities would require us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new CIT Law to a PRC resident recipient.

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

We intend to continue promoting the “Xinyuan” brand in selected cities in our target markets by delivering quality products and attentive real estate-related services to our customers. Our brand is integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to satisfy customer needs by further developing and maintaining quality of our services across our operations, as well as our ability to respond to competitive pressures. If we are unable to satisfy customer needs or if our public image or reputation were otherwise hindered, our business transactions with our customers may decline, which could in turn adversely affect our results of operations.

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

If we provide seller financing, we face the risk that our homebuyers may default in their obligations, which could result in a delay of revenue recognition and could negatively affect our financial results.

During part of the years 2011 and 2012, due to the restrictions of mortgages to second home buyers, we employed seller-financed contract arrangements under which a homebuyer could pay the purchase price for the residential unit in installment payments. Since the second quarter of 2014, we have also utilized seller-financed contracts as a competitive advantage, and we expect to continue to do so in the foreseeable future. We performed credit checks on homebuyers to whom we offer seller-financed arrangements and would likewise do so if we offer seller-financing in the future. However, there is no assurance that the data provided will be completely accurate or current. Moreover, there is limit as to the extensiveness of the investigation we are able to conduct with respect to each homebuyer. Our check may not have revealed and any checks in the future may not reveal all the matters that an in-depth independent investigation performed by a bank or specialist whose primary business is credit review could uncover.

Our risk of monetary loss under any seller-financed agreement is mitigated by the homebuyer's deposit we hold as collateral and our retention of possession and title to the apartments until the purchase price is paid in full. However, if any homebuyer to whom we have offered seller financing arrangement defaults, our ability to recognize revenue from the sale of the affected apartment will be delayed, we may incur additional expenses in selling the apartment and our financial results could be adversely affected. Were we to offer seller financing arrangement in the future, we would face similar risks of homebuyer defaults.

Our property development schedule may be delayed and our development costs may increase as a result of delayed governmental demolition and resettlement processes if we were to acquire land requiring demolition of existing properties.

According to the Regulations on the Expropriation and Compensation of Houses on State-owned Land, local government are responsible for the expropriation and compensation and may authorize entities like us to carry out the expropriation and compensation work. However, in practice, we may be required to pay the corresponding demolition and resettlement costs. If the party subject to expropriation is not satisfied with the compensation, an administrative reconsideration or an administrative action can be brought, which may delay the project. Our practice generally has been to acquire land where demolition of existing properties and resettlement of residents is not required. However, if we were to acquire land where such actions are required, issues in the demolition and resettlement processes may affect our reputation, increase our costs and delay the pre-sales of the relevant project, which may in turn adversely affect our business, financial position and operational performance.

To the extent demolition and resettlement are required in any of our future property developments, we may be required to compensate existing residents an amount calculated in accordance with local resettlement compensations standards. These local standards may change from time to time without advance notice. If such compensation standards are changed to increase the compensation we are required to pay, our land acquisition costs may increase, which could adversely affect our financial condition and results of operations. In respect of projects in which the resettlement cost are borne by us, if we or the local government fail to reach an agreement over the amount of compensation with any existing owner or resident, any party may apply to the relevant authorities for a ruling on the compensation amount. Dissenting owners and residents may also refuse to relocate. Any administrative process or resistance or refusal to relocate may delay our future project development schedules, and an unfavorable final ruling may result in us paying more than the amount required by the local standards. Any occurrence of the above factors may result in increases in our future development costs, which can adversely affect our cash flows, financial condition and results of operations.

We could be adversely affected by potential violations of the U.S. Foreign Corrupt Practices Act.

The U.S. Foreign Corrupt Practices Act, or FCPA, generally prohibits companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate and retain employees in China and the United States, and we rely on our management structure, regulatory and legal resources and effective operation of our compliance program to direct, manage and monitor the activities of our employees. Despite our training, oversight and compliance programs, we cannot assure you that our internal control policies and procedures always will protect us from deliberate, reckless or inadvertent acts of our employees or agents that contravene on compliance policies or violate applicable laws. Our continued expansion in China and U.S. could increase the risk of such violations in the future. Expansion into other countries could expose us to additional anti-bribery or anti-corruption laws, and we could face additional risks if expand our operations into countries where the compliance culture is less robust. Violations of the FCPA, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations or financial condition.

Risks Relating to the Residential Property Industry in China

Our operations are highly subject to government policies and regulations in the real estate market.

 Since 2010 through 2014, and continuing in 2015, the PRC government has been tightening its control of the real estate market with the aim of curbing increases in property prices.

On January 7, 2010, the General Office of the PRC State Council issued a circular to all ministries and provincial-level local governments to control the rapid increase in housing prices and cool down the real estate market in China. The circular reiterated that the purchasers of a second residential property for their households must make down payments of not less than 40% of the purchase price and the real estate developers must commence the sale within the mandated period as set forth in the pre-sale approvals and at the publicly announced prices. Further, in order to implement the requirements set out in the State Council’s circular, the Ministry of Land and Resources, or the MLR, issued a notice on March 8, 2010 in relation to increasing the supply of, and strengthening the supervision over, land for real estate development purposes. The MLR’s notice stipulated that the floor price of a parcel of land must not be lower than 70% of the benchmark land price set for the area in which the parcel is located, and that real estate developers participating in land auctions must pay a deposit no less than 20% of the land parcel’s floor price.

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

On May 26, 2010, the Ministry of Housing and Urban-Rural Development, or the MOHURD, the PBOC and China Banking Regulatory Commission, or the CBRC, jointly issued a notice clarifying the criteria for determining what a “second residential household property” is. Among other matters, the requirements on down payments and interest rates for mortgages on a second residential property will also apply to non-local resident purchasers (i.e., purchasers who cannot provide proof that they have been making individual income tax payments or social security payments in the relevant local area for more than one year) applying for housing-related mortgage financing, regardless of whether there is any residential property under the name of a member of their households at the time of application.

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

On February 5, 2011, the MLR issued the Circular on the Issues of the Management and Control of Land Supply for Urban Residential Properties in 2011 which imposed strict controls on the use of land for large commercial housing projects. On March 16, 2011, the National Development and Reform Commission, or the NDRC, issued the Provisions on Selling Real Estate at Expressly Marked Prices , which was implemented on May 1, 2011 according to which the price regulation departments of all levels of government are responsible for the implementation of the provisions concerning transactions of commercial houses and shall supervise and inspect all property transactions accordingly, and prices are required to be disclosed for each of the properties being sold. PRC government agencies have also promulgated several other regulations in a continuous bid to promote the construction of public housing, especially rental housing projects. The urban public rental housing policy is targeted at low to middle income families, new employees without housing and migrants with stable employment in urban areas. Several policies, such as increasing financial aid from central finance agencies and local governments, improving project planning and establishing a sound regulatory mechanism, have been implemented to ensure the successful promotion of affordable housing projects. With the rapid development of the affordable housing projects, we foresee that this may not only reduce demand in the market, but it may also make prices go down with regard to residential properties, which may therefore affect our business operations in the PRC.

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

On February 15, 2012, the MLR issued the Circular on Issues Relevant to the Regulation and Control of the Real Property Market in 2012 , which provides that governments must strictly maintain the current range of restrictions on the real estate market.

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

On February 26, 2013, the General Office of the State Council announced the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market, which, among others, provides the following requirements: (i) limitations on the purchase of commodity properties must be strictly implemented, and the scope of such limitations must cover all newly constructed commodity properties and second-hand properties located within the entire administrative area of the city in question; (ii) for those cities with excessive growth in housing prices, the local counterparts of the PBOC may further increase down payment ratios and interest rates for loans to purchase second properties in accordance with the price control policies and targets of the corresponding local governments; (iii) the gains generated from the sale of a self-owned property shall be subject to individual income tax at a rate of 20%, if the original value of such property can be verified through historical information such as tax filings and property registration.

Following the release of the notice of General Office of the State Council, Guangzhou, Beijing, Shanghai, Chongqing and Shenzhen and other major cities in the PRC have promulgated, respectively, local implementing policies, which among others, reiterated the requirements regarding: (i) limitations on the purchase of properties within the local region; (ii) stabilizing price increases of local properties; (iii) strictly implementing policies on down payment ratios and interest rates for loans to purchase second properties and prohibiting providing loans to purchase third properties; and (iv) particularly in Beijing, strict enforcement of individual income tax collection on the gains generated from the sale of a self-owned property. Though some local governments removed property purchase restrictions in 2014, Guangzhou, Beijing, Shanghai, Shenzhen and Sanya are still subject to the above restrictions.

On April 17, 2014, the General office of the State Council issued a notice that, among other things, specifically emphasizes the importance of adopting real estate tax. On November 24, 2014, Provisional Regulations on Registration of Real Estate was promulgated by State Council and became effective on March 1, 2015. It provides that PRC has established a nationwide property registration system to provide a uniform platform through which ownership information of every registered property can be shared in real-time among different regions in China. If the PRC government promulgates regulations of real estate tax in the future, it may adversely affect the real estate market in China.

On September 29, 2014, PBOC and CBRC issued the Circular of PBOC and CBRC on Further Improving Financial Services for Housing, among other incentive policies, which specifies that the minimum down payment is 30% of the purchase price for purchasers of a first residential property for their households, and the minimum loan interest rate is 70% of the benchmark rate, to be decided by banking financial institutions in light of risk conditions. For purchasers of a second residential property for their households who have paid off the loan that financed their first house and reapply for a loan to finance an ordinary commodity house for the purpose of improving their living conditions, the loan policies for a first house will apply.

On October 9, 2014, MOHURD, Ministry of Finance, or MOF, and PBOC jointly issued the Circular of MOHURD, MOF and PBOC on Developing the Business of Individual Housing Loan through Housing Fund, which specifies that employees who make their payment of housing fund for consecutive 6 months may apply for individual housing loans through the housing fund and local authorities may raise the amount that a person can apply for under certain conditions.

In light of the weakening in the property market in China, on March 30, 2015, the PBOC, MHURD and CBRC jointly issued the Circular on Issues concerning Individual Residential Mortgage Policies in an effort to stimulate the market. The circular reduces the minimum down payment ratios from 30% to 20% for first home buyers who use the housing provident fund for their purchase and from 60% to 40% for second home buyers with outstanding mortgages who apply for another mortgage. In addition, the circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 30% for their purchase of a second house if all loans are settled on their first home.

On the same day, the Ministry of Finance and the State Administration of Taxation jointly issued the Circular on Adjustment of Business Tax Policies on Individual Transfer of House, or Circular 39, which became effective on March 31, 2015. According to Circular No. 39, individual property owners are exempt from paying business tax on the sale of an ordinary home if they have owned and held it for at least two years.

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

In July 2006, the MOHURD, the NDRC, the PBOC, the State Administration for Industry and Commerce, or the SAIC, and the SAFE, issued the Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market, which impose significant requirements on foreign investment in the PRC real estate sector. For instance, these opinions set forth requirements of registered capital of a foreign invested real estate enterprise as well as thresholds for a foreign invested real estate enterprise to borrow domestic or overseas loans. In addition, since June 2007, a foreign invested real estate enterprise approved by local authorities is required to file such approvals with the MOFCOM or its provincial branches. We cannot assure you that any foreign invested real estate enterprise that we establish, or whose registered capital we increase, will be able to complete the filing with the MOFCOM or its provincial branches.

On July 10, 2007, the SAFE issued the Notice on Publicity of the List of the 1st Group of Foreign-Invested Real Estate Projects filed with the MOFCOM . This notice may strictly limit our capacity to raise funds offshore for the purpose of funding our PRC subsidiaries by means of increasing their registered capital or extending shareholders’ loans.

On December 24, 2011, the MOFCOM and the NDRC jointly issued the Catalogue of Industries for Guiding Foreign Investment (2011 Revision), or the Catalogue 2011, which took effect on January 30, 2012. Consistent with the provisions of a prior catalogue, Catalogue 2011 restricts the construction and operation of high-end residential and commercial properties by foreign investment entities. Further, on March 10, 2015, the Catalogue of Industries for Guiding Foreign Investment (2015 Revision), or Catalogue 2015, was issued and supersedes the Catalogue 2011. Compared with its 2011 revision, the development of tracts of land, the construction and operation of high-end hotels, office buildings, international conference centers, and real estate intermediary/agency business have been removed from the category under which foreign investment is restricted, with the construction and operation of large-scale scheme parks remaining in the category.

Despite the changes in various sectors in Catalogue 2015, the requirement of obtaining approval at the relevant level of the MOFCOM remains. The PRC government’s restrictive regulations and measures could increase our operating costs in adapting to these regulations and measures, limit our access to capital resources or even restrict our business operations. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures, which could further adversely affect our business and prospects.

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

The property industry in the PRC is highly competitive. In the high growth cities we focus on, local and regional property developers are our major competitors, and an increasing number of large state-owned and private national property developers have started entering these markets. Many of our competitors, especially the state-owned and private national property developers, are well capitalized and have greater financial, marketing and other resources than we have. Some also have larger land banks, greater economies of scale, broader name recognition, a longer track record and more established relationships in certain markets. In addition, the PRC government’s recent measures designed to reduce land supply further increased competition for land among property developers.

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

On September 29, 2014, PBOC and CBRC issued the Circular of PBOC and CBRC on Further Improving Financial Services for Housing, among other incentive policies, which specifies that the minimum down payment is 30% of the purchase price for purchasers of a first residential property for their households, and the minimum loan interest rate is 70% of the benchmark rate, to be decided by banking financial institutions in light of risk conditions. For purchasers of a second residential property for their households who have paid off the loan that financed their first house and reapply for a loan to finance an ordinary commodity house for the purpose of improving their living conditions, the loan policies for a first house will apply.

In light of the weakening in the property market in China, on March 30, 2015, the PBOC, MHURD and CBRC jointly issued the Circular on Issues concerning Individual Residential Mortgage Policies in an effort to stimulate the market. The circular reduces the minimum down payment ratios from 30% to 20% for first home buyers who use the housing provident fund for their purchase and from 60% to 40% for second home buyers with outstanding mortgages who apply for another mortgage. In addition, the circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 30% for their purchase of a second house if all loans are settled on their first home.

We cannot predict how long these policies will continue or what other action, if any, the banks in cities in which we operate may take.

In addition, under existing regulations, mortgagee banks may not lend to any individual borrower if the monthly repayment of the anticipated mortgage loan would exceed 50% of the individual borrower’s monthly income or if the total debt service of the individual borrower would exceed 55% of such individual’s monthly income. In 2013, PRC banks tightened the conditions on which mortgage loans are extended to homebuyers and these conditions continued in 2014. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. We monitor our homebuyers’ outstanding mortgage loans on an ongoing basis via our management reporting procedures and took the position that contracts with underlying mortgage loans with processing periods exceeding one year cannot be recognized as revenue under the percentage of completion method. As a result, we reversed contracted sales of the amounts related to apartments of which mortgage loans with processing periods exceeding one year when recognizing revenue under the percentage of completion method.

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

We currently receive all of our revenues from operations in the PRC in RMB. The PRC government regulates the conversion between RMB and foreign currencies. Over the years, the PRC government has significantly reduced its control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions and payment of dividends. However, foreign exchange transactions by our PRC subsidiaries under capital accounts continue to be subject to certain foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. There can be no assurance that these PRC laws and regulations on foreign investment will not cast uncertainties on our financing and operating plans in China. Under current foreign exchange regulations in China, subject to the relevant registration at the SAFE, we will be able to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, there can be no assurance that the current PRC foreign exchange policies regarding debt service and payment of dividends in foreign currencies will continue in the future. Changes in PRC foreign exchange policies might have a negative impact on our ability to service our foreign currency-denominated indebtedness and to distribute dividends to our shareholders in foreign currencies.

In addition, on August 29, 2008, the SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or the Circular 142, a notice with respect to the administration of RMB converted from foreign exchange capital contributions of a foreign invested enterprise. As a result, unless otherwise permitted by PRC laws or regulations, such converted amount can only be applied to activities within the approved business scope of the relevant foreign-invested enterprise and cannot be used for domestic equity investment or acquisition. As restricted by the notice, we may not be able to use RMB converted from foreign exchange capital contributions to fund our PRC subsidiaries.

On March 30, 2015, the SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, which will replace the Circular 142 when it becomes effective on June 1, 2015. Circular 19 provides that, among other things, the Renminbi capital converted from the foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC. Since Circular 19 was recently issued, there are uncertainties in interpretation and implementation as to actual transactions.

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

On July 4, 2014, the SAFE issued the Circular on the Administration of Foreign Exchange Issues Related to Overseas Investment, Financing and Roundtrip Investment by Domestic Residents through Offshore Special Purpose Vehicles, or the SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated on October 21, 2005. The SAFE Circular 37 requires PRC residents to register with the competent local SAFE branch in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. The SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contribution by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. On February 13, 2015, the SAFE issued the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, which will take effect on June 1, 2015, or the Circular 13. The Circular 13 together with Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the Circular 59 which issued on November 19, 2012 and took effect on December 17, 2012, simplifies and exempts certain registration procedures relating to Special Purpose Vehicles. For example, Circular 59 provides that PRC residents can set up offshore Special Purpose Vehicles before obtaining SAFE registration. Circular 59 makes registration possible for those round-trip Special Purpose Vehicles that should have but failed to register as required by Circular 75 but indicates that the SAFE will penalize such offenders; such penalties can be severe, including a fine amounting to a certain percentage of all funds remitted by the onshore subsidiary to the Special Purpose Vehicles after November 1, 2005, and possible criminal prosecution. Circular 13 further provides that SAFE approval for both domestic and overseas direct investment, and registration of in-kind contribution or acquisition of Chinese parties’ equities by foreign investors shall no longer be required.

Additionally, as a result of uncertainty concerning the reconciliation of these notices with other approval or registration requirements, it remains unclear how these notices, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We believe that all of our shareholders who were PRC citizens or residents at the time of our initial public offering completed their required registrations with the SAFE in accordance with Circular 75 before the promulgation of SAFE Circular prior to, and immediately after, the completion of our initial public offering. As a publicly traded company in the U.S., we may not at all times know of the identities of all of our beneficial owners who are PRC citizens or residents, and we may have little control over either our present or prospective direct or indirect PRC resident beneficial owners or the outcome of such registration procedures. We cannot assure that the SAFE registrations of our present beneficial owners or future beneficial owners who are PRC citizens or residents have been or will be amended to reflect, among others, the shareholding information or equity investments required by the Circular 37, Circular 59 and Circular 13 at all times. The failure or inability of these PRC resident beneficial owners to comply with applicable SAFE registration requirements may subject us to the sanctions described above, including sanctions which may impede our ability to contribute the additional capital from our proceeds of any future offerings to our PRC subsidiaries, and our PRC subsidiaries' ability to pay dividends or distribute profits to us.

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

Certain areas of China, including the high growth cities where we operate, are susceptible to epidemics such as Severe Acute Respiratory Syndrome, or SARS, avian or swine influenza. A recurrence of SARS, avian or swine influenza or any epidemic in these cities or other areas of China could result in material disruptions to our property developments, which in turn could materially and adversely affect our financial condition and results of operations.

We may face PRC regulatory risks relating to our equity incentive plan, our long term incentive plan and our restricted stock unit plan.

In February 2012, the SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice, which replaced the previous Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan of Overseas-Listed Company promulgated by the SAFE on March 28, 2007. Under the Stock Option Notice, if a PRC resident participates in any employee stock incentive plan of an overseas listed company, a qualified domestic PRC agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such individual, an application with the SAFE or its local counterpart to obtain approval for an annual allowance with respect to the foreign exchange in connection with the stock holding, unit holding, share option exercises, or the holding of other types of equities permitted by PRC law. Concurrently, the qualified domestic PRC agent or the PRC subsidiary must also obtain approval from the SAFE or its local counterpart to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock acquisition or option exercise, any returned principal or profits upon the sale of shares, any dividends issued on the stock and any other income or expenditures approved by the SAFE or its local counterpart. In addition, the PRC agent or the PRC subsidiary is required to amend the SAFE registration with respect to the stock options or other awards granted if there is any material change to the stock options or other awards, the PRC agent or the PRC subsidiary, the overseas listed company, or any other material changes. If we, or any of these persons mentioned above, fail to comply with the relevant rules or requirements, we may be subject to penalties, and may become subject to more stringent review and approval processes with respect to our foreign exchange activities, such as our PRC subsidiaries’ dividend payment to us or borrowing foreign currency loans, all of which may adversely affect our business and financial condition.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

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

Inspection of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future auditor quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of the PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

We may be adversely affected by the proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. Four of these PRC-based accounting firms appealed to the SEC against this decision and, on February 6, 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms' ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms' audit documents via the CRSC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms' legal defenses in the event the administrative proceeding is restarted. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the settlement order. We may therefore be adversely affected by any failure of our independent registered public accounting firm to satisfy its obligations pursuant to the settlement, along with other U.S.-listed companies audited by them.

In addition, on April 21, 2014, PRC Ministry of Finance proposed certain draft regulations that would require auditors based outside of China, including our independent registered public accounting firm, to cooperate with mainland Chinese auditors with requisite qualifications in order to conduct audit work for mainland Chinese companies and overseas-registered companies with operating entities in mainland China. Since the proposed regulations are in draft form and the interpretation, application or enforcement of such proposed regulations is uncertain. However, if the proposed regulations were to be adopted in their current form, our independent registered public accounting firm may need to establish appropriate arrangements with mainland Chinese auditors in order to continue to audit our financial statements, which may be difficult in light of the SEC’s administrative proceedings and the settlement described above. If our auditor were unable to have alternate support or cooperation arrangements or otherwise were unable to address issues related to the production of documents pursuant to the settlement order in the SEC proceedings and we were unable to timely find another independent registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our ADSs from the New York Stock Exchange or deregistration from the SEC, or both.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly operating results, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other real estate developers (such as the recent default by Kaisa Group in the payment of interest on approximately US$1 billion in U.S. dollar denominated corporate bonds), announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between RMB and the U.S. dollar, release of transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance and fluctuation in market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

We may raise additional capital through the sale of additional equity or debt securities, which could result in additional dilution to our shareholders, or impose upon us additional financial obligations.

We may require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of our property developments, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities. On September 19, 2013, we issued 12,000,000 common shares, as well as a Convertible Note (which was redeemed on November 21, 2014) to TPG Asia VI SF. Pte. Ltd. (“TPG Asia”). Sales of additional equity or convertible securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations, including our ability to pay dividends or redeem stock. We cannot guarantee that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or common shares in the public market, or the perception that such sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2014, we had 147,019,802 common shares outstanding, including 78,717,028 common shares represented by 39,358,514 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining common shares outstanding are available for sale, subject to any volume and other restrictions as applicable under Rule 144 under the Securities Act. According to an amended Schedule 13D filed by TPG Asia in November 2014, TPG Asia holds 12,000,000 of our outstanding common shares. We have filed a resale registration statement covering the resale in the United States of ADS representing the common shares issued to TPG Asia. To the extent that common shares are sold into the market, the market price of our ADSs could decline.

The interests of our major shareholders may not be aligned with the interests of our other shareholders.

As of March 31, 2015, Mr. Yong Zhang, Chairman of our board of directors, together with his spouse, Ms. Yuyan Yang, also a board member, beneficially owned 39.4% of our share capital. As of March 31, 2015, TPG Asia beneficially owned 8.1% of our share capital. Accordingly, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership by our major shareholders may result in actions being taken even if opposed by our other shareholders. In addition, it may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud

We are subject to reporting obligations under U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified or adverse if it believes that the design or implementation of our internal controls is not effective, or if it interprets the relevant requirements differently from us.

In their audit of our internal controls over financial reporting at December 31, 2014, our auditors found a material weakness in our internal controls. A material weakness was found to exist comprising incomplete investment criteria relating to our stock investment process; and inadequate segregation of duties over initiation and execution of stock investment transactions, insufficient evidence of proper authorization of stock investment transactions and ineffective monitoring of our stock portfolio. See Item 15, "Controls and Procedures - Report of Management on Internal Control over Financial Reporting."

We have engaged in, and will continue to engage in, substantial efforts to address the material weakness in our internal control over financial reporting. For a description of the remediation measures that we have implemented or plan to implement, see Item 15, "Controls and Procedures - Management Remediation Plan." Our audit committee will continue to monitor the remediation plan to address the material weakness in our internal control over financial reporting. We cannot assure you, however, that these remediation measures will be successful. If we fail to remediate the material weakness in our internal controls and thereafter continue to maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we have incurred and expect to continue to incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are application to US domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current report on Form 8-K;

•	the section of the Exchange Act regulating the solicitation of proxies, consents or authorizations respect of a security registered under the Exchange Act;

•	the section of the Exchange Act requiring directors, officers and 10% holders to file public reporting of their stock ownership and trading activities and imposing liability on insiders who profit from trades made in a short period of time;

•	the selective disclosure rules under Regulation FD restricting issuers from selectively disclosing material nonpublic information.

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

As a foreign private issuer, we may rely on home country corporate governance practices instead of certain of the New York Stock Exchange corporate governance requirements. We are incorporated under the laws of the Cayman Islands; under Cayman Island law we are not required to adopt or maintain certain of the New York Stock Exchange corporate governance rules. The New York Stock Exchange requirements with which we are not required to comply include rules requiring that:

•	a majority of our board of directors consist of independent directors;

•	our compensation committee be composed entirely of independent directors;

•	our governance and nominating committee be composed entirely of independent directors;

•	the members of our audit committee satisfy certain independence criteria in addition to those of SEC Rule 10A-3;

•	our shareholders approve the adoption or material revision of any equity compensation plan; and

•	our shareholders approve certain issuances of our equity securities.

We are currently following home country practice on the requirements described above. Accordingly, a majority of our board of directors is composed of management or former management directors. Each of our compensation committee and governance and nominating committee include non-independent directors. In addition, we are not required to put forward for a shareholder vote new equity plans or change to existing equity plans or other significant share issuance. For a more detailed discussion of the ways in which our corporate governance differs from that of a US domestic company listed on the NYSE, see “Item 16G. Corporate Governance”. As a result of our use of the “home country practice” exception from the NYSE corporate governance rules, you do not have same shareholder protections as you would if we were a US domestic public company.

We are not required to follow customary practices applicable to US domestic companies with respect to determining and disclosing executive compensation.

As a foreign private issuer, we are not subject to many of the corporate governance requirements and disclosure requirements relating to executive compensation matters under the US securities laws.

Under our compensation committee charter, only 50% of members of the committee at any time (less than a majority) must be independent of management, while a US domestic issuer is required to form a compensation committee composing entirely of independent directors. We are also not required to and do not report compensation of senior management or directors on an individual basis. As a result, investors are not able to access for themselves appropriateness or reasonableness of the amount or form of compensation for individual executives. In September 2013, the SEC issued a proposed rule for disclosure of the median of the annual total compensation of all employees of an issuer (except the chief executive officer), the annual total compensation of the chief executive officer, and the ratio of these two amounts. As proposed by the SEC, the rule would not apply to foreign private issuers.

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

Based on the composition of our assets and income and the current expectations, while not free from doubt, we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2014 and we do not expect to become a PFIC with respect to our current taxable year or the foreseeable future. The determination of our PFIC status is dependent upon the composition of our income and assets and, in addition, we must make a separate determination at the close of each taxable year as to whether we are a PFIC. Accordingly, we cannot assure you that we were not a PFIC for the year 2014 or will not be a PFIC for our current taxable year ending December 31, 2015 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “ITEM 10. ADDITIONAL INFORMATION-E. Taxation-U.S. Federal Income Taxation-Passive Foreign Investment Company.”

ITEM 4.            INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a Cayman Islands holding company and conduct business primarily through our operating subsidiaries in China. Our group is a developer of large scale residential real estate projects targeted at middle-income consumers. We were founded by Mr. Yong Zhang, our Chairman, and commenced operations since 1997 in Zhengzhou, the provincial capital of Henan Province. Although we initially operated principally in Tier II and Tier III cities, since 2006, we have expanded into strategically selected high growth cities in China. In 2012, we acquired a parcel of land in Beijing. In 2014, we acquired a parcel of land in Shanghai, representing an opportunistic acquisition in a satellite city or suburb of a Tier 1 city in China. In 2012, we also expanded our business to the U.S. residential real estate market and acquired three projects in Reno, Nevada, Irvine, California and Brooklyn, New York. In 2014, we acquired 100% share of a Malaysian company, which is engaged in land reclamation development for a total area of 170 acres (approximately 687,966 square meters.)

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

B.           Business Overview

We are a real estate developer that primarily focuses on residential properties in high growth cities in China. Our standardized and scalable model emphasizes rapid asset turnover, efficient capital management and strict cost control.

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

We have expanded our business and operations significantly during the past three years. The number of projects we had under construction increased from eleven projects with a total GFA of 2,647,846 square meters as of December 31, 2011, to seventeen projects with a total GFA 3,431,099 square meters as of December 31, 2014. We have five additional projects with a total GFA of 1,013,436 square meters under planning as of December 31, 2014. As of December 31, 2014, we have completed 32 projects with a total GFA of approximately 4,206,769 square meters and comprising a total of 49,265 units, more than 99.9% of which have been sold. For the three years ended December 31, 2012, 2013 and 2014, our revenues were US$914.8 million, US$897.7 million, and US$919.7 million respectively, representing a compound annual growth rate, or CAGR, of 0.3%. Our net income for the same periods was US$157.0 million, US$126.4 million, and US$48.5 million respectively.

While our primary focus is increasingly on residential real estate development in high growth cities in China, we see potential opportunities for residential projects in the United States that might be attractive to both Chinese and U.S. buyers. In 2012, we acquired a real estate project portfolio in Reno, Nevada, comprised of 325 finished lots and 185 acres of undeveloped land for approximately US$7.4 million. We had released majority parcels of the total portfolio and recognized revenue in the amount of US$1.2 million and US$ nil as of December 31, 2013 and 2014. In 2012, we paid US$10.0 million to acquire 15 finished luxury condominium units in Irvine, California and sold 14 units as of December 31, 2014. In 2012, we also acquired an 8,094 square meters parcel of land in the Williamsburg neighborhood of Brooklyn, New York for US$54.2 million, on which we plan to build 216 condominium units with net sellable floor area of approximately 37,078 square meters. Our New York Oosten project started construction in November 2013.

In 2014, we acquired 100% share of a Malaysian company, which owns offshore landfill reclamation rights for a total of 170 acres (approximately 687,966 square meters). We will continue to seek for high growth opportunities globally.

We also plan to retain and develop commercial portions of some of our properties as shopping malls, supermarkets or hotels and to lease and manage those properties ourselves. In 2012, we began to manage our first owned retail property, Xinyuan Priority Lifestyle Shopping Center, with total GFA of approximately 47,000 square meters, located in Zhengzhou city, Henan Province. As of December 31, 2014, we have two projects under construction in which we will retain approximately 22,000 square meters of GFA for development as commercial properties held for lease.

Since 2014, we have also made efforts to diversify our marketing efforts. Since the second half year of 2014, we began to leverage our industrial experience to promote Online to offline (O2O) services to potential buyers of our projects. These services aim to utilize online marketing tools in the real estate industry. For example, we established a Wechat-based public account to sell our units in 2014, and we plan to launch a marketing trial of a smartphone APP to sell units. We also plan to build a social networking platform of communities to which we provide property management services. We believe that internet marketing offers the potential for new profit growth opportunities.

Our Markets

We currently operate in thirteen markets in China - Beijing, Shanghai, Tianjin, Chengdu in Sichuan Province, Jinan in Shandong Province, Suzhou, Kunshan and Xuzhou in Jiangsu Province, Zhengzhou and Xingyang in Henan Province, Sanya in Hainan Province, Changsha in Hunan Province, and Xi’an in Shaanxi Province. We also operate in three locations in the U.S. - Irvine, California; Reno, Nevada and Brooklyn, New York.

The following table sets forth the numbers of our projects and the total GFA in each location indicated as of December 31, 2014.

	Properties under construction(m 2 )	Properties under planning(m 2 )	Properties held for sale (m 2 )	Completed projects (m 2 )	Total number of projects	Total GFA (m 2 )
China
Beijing	132,064	-	-	-	1	132,064
Chengdu	214,811	-	-	448,042	3	662,853
Zhengzhou	595,502	722,464	-	2,103,245	29	3,421,211
Jinan	1,020,900	-	-	425,733	5	1,446,633
Hefei	-	-	-	145,455	1	145,455
Suzhou	296,923	-	-	484,501	5	781,424
Kunshan	284,283	-	-	497,972	2	782,255
Xuzhou	129,080	-	-	101,821	2	230,901
Sanya	116,929	-	-	-	1	116,929
Shanghai	57,767	-	-	-	1	57,767
Changsha	252,720	-	-	-	1	252,720
Xi'an(1)	293,042	-	-	-	1	293,042
Tianjin	-	290,972	-	-	1	290,972
Total	3,394,021	1,013,436	-	4,206,769	53	8,614,226
The U.S.
Irvine	-	-	2,865	-	1	2,865
Nevada(2)	-	-	N/A	-	1	N/A
New York	37,078	-	-	-	1	37,078
Total	3,431,099	1,013,436	2,865	4,206,769	56	8,654,169

(1) We own a 51% equity interest in a joint venture, Shaanxi Zhongmao Economy Development Co., Ltd. which is developing Xi'an Metropolitan. We account for this investment under the equity method.

(2)  Northern Nevada Land Portfolio is a project portfolio comprised of 325 finished lots and 185 acres of undeveloped land at eight different sites in the northern Nevada region near the Reno-Spark metropolitan area.

For a discussion of revenues from each geographical segment in each of 2012, 2013 and 2014, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - A. Operating Results - Discussion of Segment Operations.”

Our Property Projects

Overview

We offer the following four main types of real estate property products:

•	multi-layer apartment buildings, which, in China, are typically 6 stories or less and normally require nine to 12 months to construct after we obtain the related construction permit;

•	sub-high-rise apartment buildings, which, in China, are typically 7 to 11 stories and normally require 12 to 18 months to construct after we obtain the related construction permit;

•	high-rise apartment buildings, which, in China, are typically 12 to 33 stories and normally require 18 to 24 months to construct after we obtain the related construction permit; and

•	office, mixed-use and commercial properties which have offered since 2012.

Our projects are in one of the following five stages or categories:

•	properties under construction, comprising properties for which the construction permits have been obtained;

•	properties under planning, comprising properties for which we have entered into land grant contracts and are in the process of obtaining the required permits to begin construction;

•	completed projects, comprising projects for which construction has been completed;

•	properties held for lease, comprising projects for which construction has been completed and which we plan to hold and manage and;

•	properties held for sale, comprising land and properties which we purchase and hold for sale.

Properties under Construction and Properties under Planning

The following table sets forth each of our properties currently under construction or planning as of December 31, 2014:

Project Name	Location	Type of Products (1)	Construction Commencement Date	Pre-sale Commencement Date (2)	Total Site Area (m [2] )	Total GFA (m [2] )	Total Number Of Units (3)	Number Of Units Sold	GFA Sold (m 2 )
Zhengzhou Xin City	Zhengzhou	H	03/2013	09/2013	61,078	208,625	2,371	2,275	190,297
Zhengzhou Thriving Family	Zhengzhou	H	04/2014	06/2014	44,169	131,510	1,913	1,223	102,036
Xingyang Splendid I	Zhengzhou	H	04/2014	05/2014	40,782	117,593	1,427	488	47,824
Xingyang Splendid II	Zhengzhou	MU	12/2014	12/2014	60,556	137,774	1,734	24	1,714
Jinan Xinyuan Splendid	Jinan	M/H	03/2011	05/2011	200,180	571,710	7,385	6,604	541,504
Jinan Royal Palace	Jinan	H	02/2014	06/2014	140,155	449,190	6,295	464	45,190
Suzhou Xin City	Suzhou	H	04/2013	09/2013	51,246	127,289	1,334	1,305	123,489
Suzhou Lake Royal Palace	Suzhou	M/H	04/2014	07/2014	114,624	169,634	1,569	143	14,156
Xuzhou Colorful City	Xuzhou	M/H	06/2013	11/2013	45,046	129,080	1,452	526	47,328
Kunshan Royal Palace	Kunshan	M/S/H	10/2013	11/2013	145,776	284,283	2,581	868	85,382
Beijing Xindo Park	Beijing	MU	11/2013	02/2014	57,862	132,064	1,199	667	67,037
Chengdu Thriving Family	Chengdu	H	06/2014	09/2014	75,008	214,811	2,592	202	15,814
Changsha Xinyuan Splendid	Changsha	H/C	08/2014	11/2014	89,460	252,720	2,926	102	10,621
Sanya Yazhou Bay No.1	Sanya	MU	11/2014	11/2014	78,765	116,929	1,605	84	6,453
Xi'an Metropolitan(4)	Xi'an	MU	12/2014	12/2014	85,118	293,042	3,323	59	6,183
Shanghai Royal Palace	Shanghai	H	08/2014	01/2015	28,600	57,767	622	-	-
New York Oosten	New York	S	11/2013	04/2014	8,094	37,078	216	-	-
Subtotal					1,326,519	3,431,099	40,544	15,034	1,305,028
Zhengzhou Xindo Park (commercial)	Zhengzhou	C	01/2015	TBD	40,218	146,167	TBD	-	-
Xingyang Splendid III	Zhengzhou	H	TBD	TBD	47,709	37,414	TBD	-	-
Newly Acquired Tianjin Land	Tianjin	M/H	TBD	TBD	263,520	290,972	TBD	-	-
Zhengzhou Jiaotong college project	Zhengzhou	H	TBD	TBD	50,656	167,163	TBD	-	-
Zhengzhou Nangangliu Project	Zhengzhou	H	TBD	TBD	123,907	371,720	TBD	-	-
Subtotal					526,010	1,013,436		-	-
Total					1,852,529	4,444,535	40,544	15,034	1,305,028

(1)	“M” refers to multi-layer buildings, “H” refers to high-rise buildings, “S” refers to sub-high-rise buildings, “C” refers to commercial properties and “MU” refers to office, mixed-use and commercial properties.

(2)	Pre-sale commencement dates refer to dates on which we began or expect to begin pre-sale activities after receiving the relevant pre-sale permits. For a discussion of pre-sales, see "Pre-sales, Sales and Marketing," below.

(3)	“TBD” refers to “to be determined.”

(4)	We own a 51% equity interest in a joint venture, Shaanxi Zhongmao Economy Development Co., Ltd. which is developing Xi'an Metropolitan. We account for this investment under the equity method.

Properties under Construction

Zhengzhou, Henan Province

Zhengzhou Xin City. Zhengzhou Xin City is located south of Yongping Road and east of Kangping Road in the New-East-Zheng District of Zhengzhou. This project covers a site area of 61,078 square meters and is expected to have a total GFA of 208,625 square meters, of which 174,287 square meters are for high-rise buildings, 10,467 square meters are for retail stores, 2,254 square meters are for basements and 21,617 square meters are for public rental housing. We acquired the site in December 2011, commenced construction of this project in March 2013, and expect to deliver units in 2015. This project, when completed, will consist of 2,371 units. We started pre-sales in September 2013, and as of December 31, 2014, we had sold 2,275 units with a total GFA of 190,297 square meters.

Zhengzhou Thriving Family. Zhengzhou Thriving Family is located south of Bairong Road and east of Nangang Road in Zhengzhou. This project covers a site area of 44,169 square meters and is expected to have a total GFA of 131,510 square meters, of which 113,752 square meters are for high-rise buildings, 1,136 square meters are for retail stores, 3,159 square meters are for basements and 13,463 square meters are for public rental housing. We acquired the site in September 2013 , commenced construction of this project in April 2014, and expect to deliver units in 2016. This project, when completed, will consist of 1,913 units. We started pre-sales in June 2014, and as of December 31, 2014, we had sold 1,223 units with a total GFA of 102,036 square meters.

Xingyang Splendid I. Xingyang Splendid I is located south of Zhengshang Road in Xingyang. This project covers a site area of 40,782 square meters and is expected to have a total GFA of 117,593 square meters, of which 90,250 square meters are for high-rise buildings and 27,343 square meters are for public rental housing. We acquired the site in November 2013, commenced construction of this project in August 2014, and expect to deliver units in 2016. This project, when completed, will consist of 1,427 units. We started pre-sales in May 2014, and as of December 31, 2014, we had sold 488 units with a total GFA of 47,824 square meters.

Xingyang Splendid II. Xingyang Splendid II is located south of Zhengshang Road in Xingyang. This project covers a site area of 60,556 square meters and is expected to have a total GFA of 137,774 square meters, of which 122,835 square meters are for high-rise buildings and 14,939 square meters are for retail stores. We acquired the site of 7,577 square meters in November 2013 and 52,979 square meters in August 2014, commenced construction of this project in December 2014, and expect to deliver units in 2016. This project, when completed, will consist of 1,734 units. We started pre-sales in December 2014, and as of December 31, 2014, we had sold 24 units with a total GFA of 1,714 square meters.

Jinan, Shandong Province

Jinan Xinyuan Splendid. Jinan Xinyuan Splendid is located west of Lishan Road and south of Xiaoqinghe Road in Jinan. This project covers a site area of 200,180 square meters, and is expected to have a total GFA of 571,710 square meters, of which 386,002 square meters are for high-rise buildings, 87,084 square meters are for multi-layer buildings, 14,571 square meters are for office buildings, 8,690 square meters are for retail stores, 30,500 square meters are for basements, and 44,863 square meters are for public rental housing. We acquired the site in October 2009, commenced construction of this project in March 2011, and began to deliver units from 2013. This project, when completed, will consist of 7,385 units. We started pre-sales activities in May 2011, and as of December 31, 2014, we had sold 6,604 units with a total GFA of 541,504 square meters.

Jinan Royal Palace. Jinan Royal Palace is located south of Qingyuan Road and east of Lashanhe Road in the Huaiyin District in Jinan. This project covers a site area of 140,155 square meters and is expected to have a total GFA of 449,190 square meters, of which 388,084 square meters are for high-rise buildings, 31,749 square meters are for retail stores and 29,357 square meters are for basements. We acquired the site in November 2013 , commenced construction of this project in February 2014, and expect to deliver units in 2016. This project, when completed, will consist of 6,295 units. We started pre-sales in June 2014, and as of December 31, 2014, we had sold 464 units with a total GFA of 45,190 square meters.

Suzhou, Jiangsu Province

Suzhou Xin City. Suzhou Xin City is located south of Nantiancheng Road in the Xiangcheng District of Suzhou. This project covers a site area of 51,246 square meters and is expected to have a total GFA of 127,289 square meters, of which 123,467 square meters are for high-rise buildings and 3,822 square meters are for retail stores. We acquired the site in September 2012, commenced construction of this project in April 2013, and expect to deliver units in 2015. This project, when completed, will consist of 1,334 units. We started pre-sales in September 2013, and as of December 31, 2014, we had sold 1,305 units with a total GFA of 123,489 square meters.

Suzhou Lake Royal Palace. Suzhou Lake Royal Palace is located east of Yinshanhu Road and north of Xingguo Road in the Wuzhong economic development zone in Suzhou. This project covers a site area of 114,624 square meters and is expected to have a total GFA of 169,634 square meters, of which 117,565 square meters are for high-rise buildings, 50,668 square meters are for multi-layer buildings and 1,401 square meters are for retail stores. We acquired the site in September 2013, commenced construction of this project in April 2014, and expect to deliver units in 2016. This project, when completed, will consist of 1,569 units. We started pre-sales in July 2014, and as of December 31, 2014, we had sold 143 units with a total GFA of 14,156 square meters.

Xuzhou, Jiangsu Province

Xuzhou Colorful City. Xuzhou Colorful City is located south of Kuangshan Road in the Quanshan District in Xuzhou. This project covers a site area of 45,046 square meters and is expected to have a total GFA of 129,080 square meters, of which 17,630 square meters are for multi-layer buildings, 92,623 square meters are for high-rise buildings, 6,959 square meters are for retail stores and 11,868 square meters are for basements. We acquired the site in December 2011, commenced construction of this project in June 2013, and expect to deliver units in 2015. This project, when completed, will consist of 1,452 units. We started pre-sales in November 2013, and as of December 31, 2014, we had sold 526 units with a total GFA of 47,328 square meters.

Kunshan, Jiangsu Province

Kunshan Royal Palace. Kunshan Royal Palace is located east of Xihuan Road and south of Guiyi Road in the Huaqiao Town in Kunshan. This project covers a site area of 145,776 square meters and is expected to have a total GFA of 284,283 square meters, of which 65,442 square meters are for multi-layer buildings, 209,328 square meters are for high-rise buildings and 9,513 square meters are for retail stores. We acquired the site in October 2013, commenced construction of this project in October 2013, and expect to begin to deliver units from 2015. This project, when completed, will consist of 2,581 units. We started pre-sales in November 2013, and as of December 31, 2014, we had sold 868 units with a total GFA of 85,382 square meters.

Beijing

Beijing Xindo Park. Beijing Xindo Park is located west of Xinyuan Road in the Daxing District of Beijing. This project covers a site area of 57,862 square meters and is expected to have a total GFA of 132,064 square meters, of which 73,368 square meters are for high-rise buildings, 27,776 square meters are for retail stores, 10,352 square meters are for office buildings, 8,269 square meters are for a postal facility, 10,471 square meters are for public rental housing and 1,828 square meters are for basements. The postal facility and public rental housing will be sold to the government in 2015 pursuant to land grant contracts. We acquired the site in October 2012, commenced construction of this project in November 2013, and expect to deliver units in 2015. This project, when completed, will consist of 1,199 units. We started pre-sales in February 2014, and as of December 31, 2014, we had sold 667 units with a total GFA of 67,037 square meters.

Chengdu, Sichuan Province

Chengdu Thriving Family. Chengdu Thriving Family is located in Huayangyixin Community of Chengdu. This project covers a site area of 75,008 square meters and is expected to have a total GFA of 214,811 square meters, of which 179,485 square meters are for high-rise buildings and 35,326 square meters are for retail stores. We acquired the site in January 2014, commenced construction of this project in June 2014, and expect to deliver units in 2016. This project, when completed, will consist of 2,592 units. We started pre-sales in September 2014, and as of December 31, 2014, we had sold 202 units with a total GFA of 15,814 square meters.

Changsha, Hunan Province

Changsha Xinyuan Splendid. Changsha Xinyuan Splendid is located on Dongfanghong South Road in the Yuelu District of Changsha. This project covers a site area of 89,460 square meters and is expected to have a total GFA of 252,720 square meters, of which 230,230 square meters are for high-rise buildings and 22,490 square meters are for retail stores. We acquired the site in March 2014, commenced construction of this project in August 2014, and expect to deliver units in 2016. This project, when completed, will consist of 2,926 units. We started pre-sales in November 2014, and as of December 31, 2014, we had sold 102 units with a total GFA of 10,621 square meters.

Sanya, Hainan Province

Sanya Yazhou Bay No.1. Sanya Yazhou Bay No.1 is located in the Creative Industry Park in the Yacheng Town of Sanya. This project covers a site area of 78,765 square meters and is expected to have a total GFA of 116,929 square meters, of which 105,016 square meters are for high-rise buildings, 9,722 square meters are for multi-layer buildings and 2,191 square meters are for retail stores. We acquired the site in January 2014, commenced construction of this project in November 2014, and expect to deliver units in 2016. This project, when completed, will consist of 1,605 units. We started pre-sales in November 2014, and as of December 31, 2014, we had sold 84 units with a total GFA of 6,453 square meters.

Shanghai

Shanghai Royal Palace. Shanghai Royal Palace is located in Zhaoxiang Town in the Qingpu District of Shanghai. This project covers a site area of 28,600 square meters and is expected to have a total GFA of 57,767 square meters, of which 45,680 square meters are for high-rise buildings and 12,087 square meters are for retail stores. We acquired the site in April 2014, commenced construction of this project in August 2014, and expect to deliver units in 2016. This project, when completed, will consist of 622 units. We started pre-sales in January 2015.

Xi'an, Shaanxi Province

On October 21, 2013, we acquired a 51% equity interest in Shaanxi Zhongmao. We exercise joint control over Shaanxi Zhongmao with the 49% shareholder. The purpose of the joint venture is to undertake residential property development projects in Xi’an, Shaanxi Province. As of December 31, 2014, the joint venture has only one active project, Xi’an Metropolitan.

Xi'an Metropolitan. Xi'an Metropolitan is located North of Fenghe Road in Xi'an. This project covers a site area of 85,118 square meters and is expected to have a total GFA of 293,042 square meters, of which 207,533 square meters are for high-rise buildings, 15,626 square meters are for retail stores, 69,883 square meters are for office buildings. The joint venture acquired the site in July 2014, commenced construction of this project in December 2014, and expects to deliver units in 2016. This project, when completed, will consist of 3,323 units. Pre-sales started in December 2014, and as of December 31, 2014, 59 units with a total GFA of 6,183 square meters had been sold.

The U.S.

New York Oosten. The land is located in South Williamsburg in Brooklyn, New York, U.S.A. This project covers a site area of 8,094 square meters and is expected to have a total GFA of 37,078 square meters for sub-high-rise buildings. We acquired the site in September 2012, commenced construction of this project in November 2013, and expect to deliver units in 2016. This project, when completed, will consist of 216 units.

Properties under Planning

Xingyang Splendid III. The land is located south of Zhengshang Road in Xingyang, and is currently under planning. It will cover a site area of 47,709 square meters and is expected to have a total GFA of 37,414 square meters. We acquired the site of 47,709 square meters in September 2013, and we expect to commence construction in 2015.

Zhengzhou Xindo Park (commercial). The land is located south of Bairong Road and west of Daxue Road in Zhengzhou, and is currently under planning. It will cover a site area of 40,218 square meters and is expected to have a total GFA of 146,167 square meters. We acquired the site in September 2013 and expect to commence construction in 2015.

Newly Acquired Tianjin Land. The land is located in Sicundian Town in the Wuqing District of Tianjin, and is currently under planning. It will cover a site area of 263,520 square meters and is expected to have a total GFA of 290,972 square meters. We acquired the site in November 2014 and expect to commence construction in 2015.

Zhengzhou Jiaotong college project. The land is located south of Dingsheng Road and west of Siji Road, south of Fangyi Road and west of Siji Road in Zhengzhou, and is currently under planning. It will cover a site area of 50,656 square meters and is expected to have a total GFA of 167,163 square meters. We acquired the site from Jiaotong College in December 2014 and expect to commence construction in 2015.

Zhengzhou Nangangliu Project. The land is located south of Bairong Road and Xingyuan Road in Zhengzhou, and is currently under planning. It will cover a site area of 123,907 square meters and is expected to have a total GFA of 371,720 square meters. We acquired the site in December 2014 and expect to commence construction in 2015.

Completed Projects

The following table sets forth each of our completed projects as of December 31, 2014.

Project Name	Location	Type of Products	Completion Date	Total Site Area (m 2 )	Total GFA (m 2 )	Total Number of Units	Number of Units Sold	GFA Sold (m 2 )
Zhengzhou Longhai Star Garden	Zhengzhou	M/H/S	12/2000	11,719	39,975	239	239	39,975
Zhengzhou Xinyuan Splendid:
Zhengzhou Xinyuan Splendid 1A	Zhengzhou	M/S	07/2002	35,444	62,623	484	484	62,623
Zhengzhou Xinyuan Splendid 1B	Zhengzhou	M	04/2004	21,800	43,673	333	333	43,673
Zhengzhou Xinyuan Splendid 2A	Zhengzhou	M	04/2003	23,460	39,996	271	271	39,996
Zhengzhou Xinyuan Splendid 2B	Zhengzhou	M	06/2004	19,295	27,041	86	86	27,041
Zhengzhou Xinyuan Splendid 2C	Zhengzhou	S	04/2004	9,968	21,748	132	132	21,748
Zhengzhou Xinyuan Splendid 3A3B3C	Zhengzhou	M/S	08/2005	51,014	114,774	792	792	114,774
Zhengzhou Xinyuan Splendid Haojinge	Zhengzhou	H	11/2004	8,298	31,089	166	166	31,089
Zhengzhou Xinyuan Splendid City Homestead	Zhengzhou	M	08/2005	23,606	45,378	369	369	45,378
Zhengzhou Xinyuan Splendid Subtotal				192,885	386,322	2,633	2,633	386,322
Zhengzhou City Manor	Zhengzhou	M	03/2006	63,089	118,716	1,633	1,633	118,716
Zhengzhou City Family	Zhengzhou	M	12/2006	21,380	39,226	720	720	39,226
Zhengzhou Central Garden-East	Zhengzhou	M/H/S	09/2007	60,849	165,206	1,624	1,624	165,206
Zhengzhou Central Garden-West	Zhengzhou	M/H/S	09/2007	79,464	190,384	1,796	1,796	190,384
Jinan City Family	Jinan	M	11/2007	47,411	61,065	785	785	61,065
Suzhou Lake Splendid	Suzhou	M/H/S	01/2009	130,945	198,113	2,326	2,326	198,113
Hefei Wangjiang Garden	Hefei	M/H	04/2009	51,939	145,455	1,649	1,649	145,455
Suzhou Colorful Garden	Suzhou	M/H	04/2009	41,365	81,506	970	970	81,506
Jinan Elegant Scenery	Jinan	H/S	06/2009	61,502	100,386	1,127	1,127	100,386
Zhengzhou Finance Square	Zhengzhou	H	06/2009	8,410	67,225	917	917	67,225
Jinan International City Garden	Jinan	H/S	01/2010	93,928	264,282	4,672	4,616	262,735
Zhengzhou Xinyuan Colorful Garden	Zhengzhou	M/H	01/2010	74,462	191,891	2,233	2,233	191,891
Zhengzhou Yipin Xiangshan Phase I	Zhengzhou	M/ S	12/2009	57,289	94,249	979	979	94,249
Suzhou International City Garden	Suzhou	H	12/2011	119,089	204,882	2,436	2,434	204,045
Chengdu Xinyuan Splendid I	Chengdu	H	06/2011	34,007	231,032	4,081	4,081	231,032
Chengdu Xinyuan Splendid II	Chengdu	H	10/2012	30,497	217,010	2,782	2,782	217,010
Zhengzhou Modern City	Zhengzhou	H/S	12/2012	60,556	230,933	2,928	2,927	230,771
Xuzhou Colorful Garden	Xuzhou	M/H	01/2012	46,777	101,821	858	858	101,821
Kunshan International City Garden	Kunshan	M/H	12/2012	200,008	497,972	5,133	5,127	497,190
Zhengzhou Yipin Xiangshan Phase II	Zhengzhou	M/S	01/2013	81,345	199,610	2,209	2,208	199,520
Zhengzhou Century East A	Zhengzhou	M/H	12/2013	22,418	77,340	767	764	76,345
Zhengzhou Century East B	Zhengzhou	H	08/2013	51,372	166,468	1,709	1,706	165,934
Zhengzhou Royal Palace	Zhengzhou	M/H	06/2014	45,716	135,700	2,059	2,058	135,653
Total				1,688,422	4,206,769	49,265	49,192	4,201,775

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

Suzhou Lake Splendid. Suzhou Lake Splendid is located on Tongda Road in the Wuzhong District in Suzhou. Suzhou Lake Splendid covers a site area of 130,945 square meters and has a total GFA of 198,113 square meters, of which 98,704 square meters are for multi-layer buildings, 58,449 square meters are for sub-high-rise buildings, 35,800 square meters are for high-rise buildings and 5,160 square meters are for retail stores. We acquired the site in January 2007, commenced construction of this project in March 2007, and delivered it in January 2009. As of December 31, 2014, all of the 2,326 saleable units have been sold.

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

Jinan International City Garden. Jinan International City Garden is located on South Industrial Road in the Hitech Industry Park in Jinan. Jinan International City Garden covers a site area of 93,928 square meters and has a total GFA of 264,282 square meters, of which 178,772 square meters are for high-rise buildings, 65,521 square meters are for sub-high-rise buildings, 9,736 square meters are for retail stores and 10,253 square meters are for basements. We acquired the site in August 2007, commenced construction of this project in September 2007, and delivered it in January 2010. As of December 31, 2014, we had sold 4,616 units out of 4,672 saleable units.

Zhengzhou Xinyuan Colorful Garden. Zhengzhou Xinyuan Colorful Garden is located on Hezuo Road in the Erqi District in Zhengzhou. It covers a site area of 74,462 square meters and has a total GFA of 191,891 square meters, of which 48,780 square meters are for multi-layer buildings, 139,564 square meters are for high-rise buildings and 3,547 square meters are for retail stores. We acquired this site in February 2008, commenced construction of this project in March 2008 and delivered it in January 2010. As of December 31, 2013, all of the 2,233 saleable units were sold.

Zhengzhou Yipin Xiangshan Phase I. Zhengzhou Yipin Xiangshan Phase I is located on Yingcai Street in the Huiji District in Zhengzhou. This project covers a site area of 57,289 square meters, and has a total GFA of 94,249 square meters, of which 26,713 square meters are for multi-layer buildings, 62,492 square meters are for sub-high-rise buildings and 5,044 square meters are for retail stores. Jiantou Xinyuan acquired the site in December 2007, commenced construction of this project in April 2008, and started delivery in December 2009. As of December 31, 2013, all of the 979 saleable units were sold.

Suzhou International City Garden. Suzhou International City Garden is located on Mayun Road in the Hitech District in Suzhou. It covers a site area of 119,089 square meters, and is expected to have a total GFA of 204,882 square meters, 203,882 square meters of which are for high-rise buildings and 1,000 square meters are for retail stores. We acquired the site in September 2007, commenced construction of this project in February 2008, and delivered in 2011. This project consisted of 2,436 units. As of December 31, 2014, we had sold 2,434 units with a total GFA of 204,045 square meters.

Chengdu Xinyuan Splendid I. Chengdu Xinyuan Splendid I is located on Donghong Road in the Jinjiang District in Chengdu. This project covers a site area of 34,007 square meters, and has a total GFA of 231,032 square meters, consisting of 9 high-rise buildings. We acquired the site in June 2007, commenced construction of this project in November 2007, and started delivery in 2011. This project consisted of 4,081 units. We started pre-sales activities in September 2008, and, as of December 31, 2013, all of the 4,081 saleable units were sold.

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

Zhengzhou Modern City. Zhengzhou Modern City is located on Longhai Road in the Erqi District in Zhengzhou. This project covers a site area of 60,556 square meters and has a total GFA of 230,933 square meters, of which 214,402 square meters are for multi-layer buildings , 12,023 square meters are for retail stores and 4,508 square meters are for basements. We acquired the site in September 2004, commenced construction in January 2010, and started delivery in 2012. We acquired the site directly from a private owner rather than by our usual arm’s length auction process, and it took us over five years to commence construction on this project due to commercial and title issues with the previous private owner, relocation of previous residents, structure demolition and site preparation, and negotiation with the local government on recovery of relocation costs. This project consisted of 2,928 units. We started pre-sales in May 2010, and, as of December 31, 2014, we had sold 2,927 units with a total GFA of 230,771 square meters.

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

Kunshan International City Garden. Kunshan International City Garden is located on Lucheng Road in Kunshan of the Jiangsu Province. This project covers a site area of 200,008 square meters and has a total GFA of 497,972 square meters, of which 5,989 square meters are for multi-layer buildings, 482,094 square meters are for high-rise buildings and 9,889 square meters are for retail stores. We acquired the site in December 2007, commenced construction of this project in July 2008, and delivered it in 2013. This project consisted of 5,133 units. We started pre-sales in September 2008, and, as of December 31, 2014, we had sold 5,127 units with a total GFA of 497,190 square meters.

Zhengzhou Yipin Xiangshan Phase II. Zhengzhou Yipin Xiangshan Phase II is located on Yingcai Street in the Huiji District in Zhengzhou. This project covers a site area of 81,345 square meters, and has a total GFA of 199,610 square meters, of which 57,178 square meters are for multi-layer buildings, 135,535 square meters are for sub-high-rise buildings , 5,479 square meters are for retail stores and 1,418 square meters are for basements. Jiantou Xinyuan acquired the site in April 2008, commenced construction in December 2010, started pre-sales in March 2011 and delivered it in 2013. This project consists of 2,209 units. As of December 31, 2014, 2,208 units had been sold with a total GFA of 199,520 square meters.

Zhengzhou Century East A. Zhengzhou Century East A is located south of Yongping Road and west of Kangping Road in the New-East-Zheng District in Zhengzhou. This project covers a site area of 22,418 square meters and has a total GFA of 77,340 square meters, of which 71,214 square meters are for high-rise buildings and 6,126 square meters are for retail stores. We acquired the site in September 2009, commenced construction in April 2011, started pre-sales in November 2012 and delivered it in 2014. This project consists of 767 units. As of December 31, 2014, 764 units had been sold with a total GFA of 76,345 square meters.

Zhengzhou Century East B. Zhengzhou Century East B is located west of Dongfeng Road and north of Anping Road in the New-East-Zheng District in Zhengzhou. This project covers a site area of 51,372 square meters and has a total GFA of 166,468 square meters, of which 159,419 square meters are for high-rise buildings and 7,049 square meters are for retail stores. We acquired the site in October 2009, commenced construction of this project in February 2011, and delivered units in 2013. This project consists of 1,709 units. We started pre-sales in June 2011, and as of December 31, 2014, we had sold 1,706 units with a total GFA of 165,934 square meters.

Zhengzhou Royal Palace. Zhengzhou Century Royal Palace is located south of Nongke Road and east of Wenbo Road in Zhengzhou. This project covers a site area of 45,716 square meters and has a total GFA of 135,700 square meters, of which 41,524 square meters are for multi-layer buildings, 88,371 square meters are for high-rise buildings, 2,553 square meters are for retail stores and 3,252 square meters are for basements. We acquired the site in December 2009, commenced construction of this project in June 2011, and began to deliver units in 2013. This project consists of 2,059 units. We started pre-sales in September 2011, and as of December 31, 2014, we had sold 2,058 units with a total GFA of 135,653 square meters.

Properties Held for Lease

Xinyuan Priority Lifestyle Shopping Center. In 2012, we began management of our first owned retail property, Xinyuan Priority Lifestyle Shopping Center, located in Zhengzhou city, Henan Province. As part of the Zhengzhou Modern City project, the shopping center has a construction GFA of 47,109 square meters. The shopping center formally opened in September 2013 and provides retail services, including fashion and jewelry, leisure and entertainment, food and beverage, supermarket, children education and other ancillary services, appealing to mid-to-high income customers within a radius of three to five kilometers. We have already set up a team specialized in commercial space planning and execution under the administration of Henan Xin Priority Commercial Management Co., Ltd, one of our subsidiaries that specializes in retail property management.

Properties Held for Sale

Northern Nevada Land Portfolio. The land portfolio is located in the northern Nevada region of the United States near the Reno-Spark metropolitan area and is comprised of 325 finished lots for single family home communities and custom homes, and 185 acres of semi-developed and undeveloped lands for residential use. We acquired this land portfolio in 2012 and resold 311 finished lots and 185 acres of undeveloped land as of December 31, 2014.

Lennox Project. The finished condominium project is located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters out of the total 72 units from a major U.S. developer in August 2012. We sold 14 out of the 15 finished condominium units with a total GFA of 2,694 square meters as of December 31, 2014.

Our Property Development Operations in China

We have a systematic and standardized process for project development in China, which we implement through several well-defined phases. A significant portion of our process is dedicated to land acquisition, which is segmented into three stages: (i) opportunity identification, (ii) initial planning and budgeting and (iii) land acquisition. The following diagram sets forth the key stages of our property development process.

Opportunity Identification

The first stage of our development process involves the identification of new opportunities which fit for our strategy in our selected high growth cities around China. Our Land Development Department prepares a strategic plan that specifies our future project development plans and land acquisition requirements. They also conduct in-depth demographic and market research regarding our selected cities. We have formulated a set of criteria in selecting suitable high growth cities to expand our operations based on certain indicators, including, among others:

•	middle to upper rankings in economic strength;

•	populations above approximately five million;

•	clear city development and planning;

•	sustainable land supply at reasonable prices for future developments;

•	acceptable competition levels in the real estate market; and

•	lower level of property speculation.

Once a city has been identified as meeting our selection criteria, we research land investment opportunities of various types, including upcoming land auctions in the identified city, and we conduct preliminary analysis on whether the opportunity can meet our project development plans, land acquisition requirements and pre-set investment return criteria. We also conduct in-depth demographic and market research regarding the specific region in which the land site is located.

Since the second half of 2012, we have developed a new model to acquire land through direct negotiation with local governments prior to land auctions in response to local governments’ need for funding undeveloped land preparation. Under the direct negotiation model, we enter into a framework cooperation agreement with the local government, pursuant to which we provide land planning advice to the local government with respect to a particular parcel of undeveloped land that the government plans to develop. Based on the government’s land development plan, the underlying land may be divided into several tranches to be developed on a tranche by tranche basis. Following the government's development plan, we will provide funding in the form of advance payments to the government for land preparation of a particular tranche of land approximately three to nine months before the land auction for that tranche. The advance payment usually ranges from 20% to 50% of the estimated opening auction price. The final disposition of the tranche occurs through public auction. Pursuant to the framework cooperation agreement, if we successfully acquire the land through the auction, the advance payment will become part of the land transfer payment. If we fail to acquire the land, we will be refunded the advance payment with an annual interest rate of approximately 10% to 15%. We believe that under the direct negotiation model, we are often in better position to identify and undertake initial planning with respect to targeted parcels as a result of direct involvement in and interaction with the government regarding the development stage of undeveloped lands. We entered into three framework cooperation agreements with local governments in 2012, two such agreements in 2013 and one such agreement in 2014 all relating to prospective land parcel planning and preparation, pursuant to which we paid advances in the aggregate amount of US$44.5 million, US$333.1 million, and US$209.2 million respectively. These advances have been transferred to land cost where our auction bids were successful, or will be so transferred assuming future auction bids for the relevant parcels are successful. In 2013, we chose not to participate in the bidding for one parcel of land in Jiangsu Province through this negotiated land acquisition model and the advance payments for this parcel were refunded to us, with interest. In 2014, total US$131.5 million of the advance payments related to the remaining land parcels successfully acquired were transferred to land cost, including three parcels of land in Xingyang for the amount of US$27.1 million and two parcels of land in Xi’an for US$104.4 million.

Initial Planning and Budgeting

Once a potential opportunity has been identified, our Land Development Department will conduct a feasibility study based on our collected data as well as preliminary design and pre-planning of the proposed development project on the land site. We will also budget costs and financial requirements for the proposed project to identify whether the land site is suitable for our requirements.

The key factors we consider in land site selection are:

•	site area and suitability;

•	location within the city;

•	neighboring environment and amenities;

•	existing or planned infrastructure;

•	announced government planning for the vicinity;

•	projected cost, investment and financial return ratios;

•	competition in the surrounding area; and

•	availability of land supply in the surrounding area.

We evaluate projects through a rigorous planning and approval process. We consider detailed input from each of our Land Development Department, Budget-Planning-Design Department, Operations Department and Financial Department. The proposed project, once vetted and approved by various departments, will be submitted to the investment committee of our board, for approval.

The initial planning process includes, among other things, strategic planning, market investigation and analysis, feasibility study, preliminary design, cost and profit projection and investment approval. In particular, our initial planning includes the engagement of external local design firms to draw up preliminary designs for our proposed projects. In addition, before making any decision to bid for land, we project the financial and cost control metrics for the proposed projects based on studies of market statistics and other relevant information, and select only those projects that satisfy pre-determined benchmarks.

Land Acquisition

Once we receive approval for a proposed project, we will proceed to bid for the land site. Although we acquire land for development primarily through the governmental auction process, if opportunities arise, we will also consider obtaining land use rights from third parties through negotiation, acquisition of entities, co-development or other joint venture arrangements.

As of December 31, 2014, we had a total GFA of 3,431,099 square meters for property projects under construction and a total GFA of 1,013,436 square meters for property projects under planning. We continually seek attractive opportunities to acquire development sites which meet our selection criteria.

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

Project Construction and Management

We outsource all of our construction work to independent construction companies which are selected mainly through our invitation to tender bids for the project. We generally hire one or more contractors for each of our projects, with each contractor responsible for a designated portion of the project on a “turnkey” basis. We have established a selection procedure in order to ensure compliance with our quality and workmanship standards. We take into account the construction companies’ professional qualifications, reputation, track record, past cooperation with our project companies and financial condition and resources when inviting candidates to bid. We also review the qualifications and performance of our construction contractors on a semi-annual basis. We closely supervise and manage the entire project construction process, utilizing our enterprise resource planning systems to monitor and analyze information regarding the process on a real-time basis. We collect information throughout the development cycle on the entire project, including information from our third-party contractors, to avoid unanticipated delays and cost overruns.

Our construction contracts typically provide for limited flexible payments, which provide for adjustments for some types of excess, such as design changes during construction or changes in government-suggested steel and cement prices, as well as labor costs. The contractors are typically responsible for procuring the necessary raw materials, as well as providing engineering and construction services. We procure certain ancillary fixtures for installation, such as elevators, windows and entrance doors. For our purchases of such fixtures, we use a centralized procurement process to help increase our negotiating power and lower our unit costs. We maintain good relationships with our suppliers and have not encountered any significant supply shortages or disruptions in the past.

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

We maintain an internal marketing and sales force for our development projects. We use outside sales agencies on all of our projects and some of our projects also utilize our internal sales. Our marketing and sales teams work closely with each other and with our external sales agents to survey the demographics for a particular project area to determine the appropriate advertising, promotion, and selling plans for that project. We develop customer awareness through our marketing and promotion efforts and through referrals from satisfied customers. A sales team at each project is responsible for following through on the entire sales process including setting monthly sales targets, controlling prices, implementing special promotions, monitoring external sales agency performance, and processing customer feedback.

Most of our customers purchase our properties using mortgage financing. Under current PRC law, the minimum down payment is 30% of the total purchase price for the purchase of the first self-use residential unit. The maximum loan-to-value ratio of the mortgage loan is also subject to change according to the economic policies of the central and local governments and banks in China.

A typical sales transaction in which a portion of the purchase price is financed by a mortgage loan consists of three steps. First, the customer pays a deposit to us. Within a specified number of days after paying the deposit, the customer will sign a purchase contract with us and make a down payment to us in cash. After making the down payment, the customer arranges for a mortgage loan for the balance of the purchase price. Once the loan is approved, the mortgage loan proceeds are paid to us directly by the bank. Finally, we deliver the property to the customer. Legal title, as evidenced by a property ownership certificate issued by local land and construction bureaus, may not pass for a period of six to twelve months following delivery and acceptance.

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

If a purchaser defaults under the loan while our guarantee is in effect, and we repay all debt owed by the purchaser to the mortgagee bank, the mortgagee bank must assign its rights under the loan to us. We are entitled to full recourse to the property after the registration of the mortgage. In line with what we believe is industry practice, we do not conduct independent credit checks on our customers but rely on the credit checks conducted by the mortgagee banks. As of December 31, 2013 and 2014, we guaranteed mortgage loans in the aggregate outstanding amounts US$1,137.9 million and US$1,305.6 million, respectively.

After-Sale Services and Delivery

We assist customers in arranging for and providing information relating to financing. We also assist our customers in various title registration procedures relating to their properties, and we have set up an ownership certificate team to assist purchasers in obtaining their property ownership certificates. We offer various communication channels to customers to provide their feedback about our products or services. We also cooperate with property management companies that manage our properties and ancillary facilities, such as schools and clubhouses, to handle customer feedback.

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

To ensure quality property management, we provide property management services to purchasers until they have become statutorily entitled to elect their own property management companies. As of December 31, 2014, owners of all of our developments that had become statutorily entitled to elect their property management companies have continued to choose us to manage their properties.

Our property management services include security, landscaping, building management and management of public facilities and equipment, and additional services, such as cultural activities, housekeeping and repair. We are currently managing approximately 6,545,142 square meters, comprising more than 57,403 residential units.

Our U.S. Property Development Operations

We expanded into the U.S. market in 2012. Investment decisions with respect to the U.S. market are carried out through the investment committee of our board of directors. We currently seek investment opportunities mainly through off-market transactions, including newly constructed condominium projects and conversion projects. We currently consider the following factors when selecting a project:

•	Geographic location. We intend to focus in areas that are economically active and diversified, and attractive to immigrants on the east and the west coasts.

•	Risk adjusted financial returns.

•	Funding opportunities.

We set up a specialized U.S. project team in 2012, comprised of U.S. local consultants and employees with substantial experience and understanding in various areas of the U.S. real estate market. As of December 31, 2014, we have a team of about 15 people in the U.S. Their major responsibilities include acquisition and financing, project development management, sales and marketing, contracts, and contract terms verification. We also work with outside consultants and agents familiar with the U.S. markets.

To date, our acquisitions in the U.S. have been opportunistic and have not followed a specific development model. Our first property development project in the U.S. named New York Oosten is our Williamsburg property in Brooklyn, New York. We commenced construction of the development project in November 2013. We started marketing and pre-sale of our property after receiving approval of the condominium offering plan from the state attorney general in 2014. We currently expect our first unit title conveyance and first revenue from the Williamsburg property in the second half of 2015.

Our Leased Properties and Real Estate Related Services

Ancillary to our property development operations, we also lease certain properties, including elementary schools, a basement, five clubhouses, six parking facilities, eleven kindergartens and a shopping mall. The rental income of our lease operations represented approximately 0.4%, 0.7%, and 0.5%, respectively, of our revenues for the years ended December 31, 2012, 2013 and 2014.

We provide property management services through Xinyuan Property Service Co., Ltd. For the years ended December 31, 2012, 2013 and 2014, revenues from our real estate related services represented 1.5%, 1.9%, and 2.4% of our total revenue for those periods, respectively.

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

Competition

The real estate industry in China is highly competitive. We compete primarily with local and regional property developers. Competitive factors include the geographical location of the projects, the types of products offered, brand recognition, price, design and quality. See “ITEM 3. KEY INFORMATION-D. Risk Factors-Risk Relating to the Residential Property Industry in China-We face intense competition from other real estate developers.” In the cities in which we operate, our major competitors include China Overseas Property Ltd., China Vanke Co., Ltd., Sunshine 100, China Resources Land Limited, Henan Zhengshang Real Estate Co., Ltd., Henan New Greatwall Real Estate Co., Ltd., Longhu Real Estate Co., Ltd, Greenland Group, Tianhong Land, South Asia Group, Rongqiao Group and KWG Property Holding Ltd.

In the U.S., we anticipate that our direct competition may come from developers of nearby projects or other property developers in target markets. In addition, we may also face competition from other Chinese real estate developers expanding or establishing their business in the U.S. For example, China Vanke Co., Ltd., the largest real estate development company in China, has also entered the U.S. residential market.

Intellectual Property Rights

We rely on a combination of trademarks, service marks, domain name registrations, copyright protection and contractual restrictions to establish and protect our brand name and logos, marketing designs and internet domain names.

We have registered the trademark of "鑫苑" and the associated logo for real estate related services in the PRC. We have also applied for the same trademark for other goods and services directly or indirectly related to our business operations, to strengthen the protection of our trademark and brand. All these trademark applications are pending examination and approval. We have also registered the Internet domain name “www.xyre.com” and other related domain names.

In the PRC, the registration and protection of a company’s corporate name is regional and limited to its related industry. Although we have registered our corporate name “Xinyuan” in the provinces where we operate, we cannot prevent others from registering the same corporate name in other provinces or in other industries. If another company is the first to register “Xinyuan” as its corporate name in a province other than Henan Province, Shandong Province, Jiangsu Province, Anhui Province and Sichuan Provinces or in another industry, we will have to adopt another corporate name if we plan to enter that market or industry.

Insurance

We obtain insurance against losses or damage to our PRC properties during the construction phase of our projects. We do not maintain insurance policies for properties that we have delivered to our customers. Although we require our contractors to maintain insurance coverage on our properties under construction, typically they do not do so, which we believe is customary practice in China. We believe that third-party contractors should bear liabilities from tortious acts or other personal injuries on our project sites. There are certain types of losses, such as losses from natural disasters, terrorist attacks, construction delays and business interruptions, for which insurance is either not available or not available at a reasonable cost. We believe our practice is consistent with the customary industry practice in China.

With respect to our U.S. operations, we follow local requirements and maintain insurance coverage for projects through the end of the construction.

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

Our projects are normally required to undergo an environmental impact assessment by government-appointed third parties, and a report of such assessment needs to be submitted to the relevant environmental authorities in order to obtain their approval before commencing construction. Upon completion of each project, the relevant environmental authorities inspect the site to ensure the applicable environmental standards have been complied with, and the resulting report is presented together with other specified documents to the relevant construction administration authorities for their approval and record. Approval of such report by the environmental authorities is required before we can deliver our completed work to our customers. In the past, we have not experienced any difficulties in obtaining those approvals for commencement of construction and delivery of completed projects. However, we cannot assure you that we will not experience any difficulties in the future. See “ITEM 4. INFORMATION ON THE COMPANY-B. Business Overview-Regulation-Regulations on Environmental Protection in Construction Projects.”

In connection with our current and any future properties in the U.S., our relevant property subsidiaries are or will be subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. The particular environmental laws which apply to any given community and the costs we may incur to comply with such laws, which may be material, will vary according to the site, its location, the site's environmental conditions and the present and former use of the site. Likewise, the particular procedures and approval or other requirements will vary from project to project.

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

Under the Interim Regulations of the PRC on Grant and Transfer of the Right to Use State-owned Land in Urban Areas, promulgated on and effective as of May 19, 1990 by the State Council, enterprises, companies and other organizations which intend to hold, lease and develop the land, or Land Users, pay a premium to the government as consideration for the grant of the land use rights on terms of use prescribed by the government, and a Land User may transfer, lease and mortgage or otherwise commercially exploit the land use rights within such terms of use. The land administration authority enters into a contract with the Land User for grant of the land use rights. The Land User pays the grant premium as stipulated in the grant contract. After paying the grant premium in full, the Land User registers with the land administration authority and obtains a land use rights certificate. The certificate evidences the acquisition of the land use rights.

The Regulations on the Grant of State-Owned Construction Land Use Rights through Competitive Bidding, Auction and Listing-for-Sale (formerly known as the Regulation on the Grant of State-Owned Land Use Rights through Competitive Bidding, Auction and Listing-for-Sale), promulgated by the MLR on May 9, 2002 and amended on September 21, 2007, provides that the land for industrial use (except for mining), commercial use, tourism, entertainment and commodity housing development is granted by way of competitive bidding, public auction or listing-for-sale. The land use rights are granted to the bidder with the highest bid/tender in accordance with the terms and conditions of the bid/tender, or to the bidder who can best fulfill the comprehensive evaluation standards of the bid. The successful bidder/tender will then enter into a grant contract with the local land administration authority. Only after the successful bidder/tender has paid the land premium in full under the land grant contract, can the successful bidder/tender apply for the land registration and obtain the land use right certificate.

Under the Urgent Notice of Further Strengthening the Administration of Land, issued by the MLR on May 30, 2006, the land administration authority is required to rigidly implement the model contract of the state-owned land use rights grant contract and model contract of the state-owned land use rights grant supplementary agreement (for trial implementation) jointly promulgated by the MLR and the SAIC. The requirements of planning, construction and land use, such as the restriction of the dwelling size, plot ratio and the time limit for commencement and completion, should be ascertained and are generally agreed to in the land use rights grant contract.

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

Pursuant to the Notice on Further Strengthening the Administration of the Costs and Revenues Associated with Land Grant, jointly issued by the Ministry of Finance, the MLR, the PBOC, the Ministry of Supervision and the National Audit Office on November 18, 2009, all payments for land use rights paid for through installments must be made in full within one year in principle. In certain circumstances the payment term may be extended to two years upon the approval of the competent authorities, but the initial installment payment may not be less than 50% of the overall amount owed for the land use rights. The notice also provides that the local-level governments should strictly enforce relevant regulations to impose penalties on real estate developers that have delayed the payment of land premiums or construction for reasons other than force majeure or restrict such developers from acquiring new land during the period such payments are delayed.

The Circular of the MLR and the MOHURD on Further Strengthening Administration over Land-use and Constructions of Real Estate, promulgated on September 21, 2010, specifies that when any bidder participates in a competitive bidding, public auction or listing-for-sale, in addition to the provision of a valid identification certificate and payment of bidding deposit, the bidder shall be also required to submit (i) a letter of commitment specifying that the bidding deposit is not from a bank loan, shareholder loan, etc., and (ii) a credit certificate issued by a commercial financial institution. If the land is left idle for more than one year by a real estate developer, the developer and its controlling shareholder shall be prohibited from taking part in any competitive bidding, public auction or listing-for-sale for the grant of land use rights. Furthermore, real estate developers must commence the construction of a housing project within one year from the date of delivery of the land as stipulated in the land grant contract, and complete the construction within three years from the date of commencement of construction.

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

On May 22, 2014, MLR issued the Provisions on the Economical and Intensive Use of Land, which took effect on September 1, 2014. It provides that commercial land shall be granted via tender, auction and listing process to determine the user and the price. Compensation for all types of land supply shall not be lower than the minimum standard stipulated by the government. It is prohibited to reduce or relieve the land grant price in a disguised form by way of exchanging projects with land, returning fees after collecting them or granting subsidies or awards.

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

The Measures on the Grant of State-Owned Land Use Rights through Competitive Bidding, Auction and Listing-for-Sale of Jiangsu Province , promulgated on May 19, 2003 and effective as of July 1, 2003, provide that the land price for grant of state-owned land use rights by means of competitive bidding, auction and listing-for-sale will be fixed by the local land authority after an institution qualified for land valuation has carried out the valuation according to the technical guidelines issued by the central and provincial governments.

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

Under the Regulations on Administration of Development and Operation of Urban Real Estate, or Development Regulation, promulgated by the State Council on July 20, 1998 and amended on January 8, 2011, a real estate development enterprise must satisfy the following requirements:

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

Xinyuan (China) Real Estate, Ltd., Henan Xinyuan Real Estate Co., Ltd., Suzhou Xinyuan Real Estate Development Co., Ltd., Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd., Shandong Xinyuan Real Estate Co., Ltd., Qingdao Xinyuan Xiangrui Real Estate Co., Ltd., Anhui Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate (Chengdu) Co., Ltd., Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., Beijing Xinyuan Wanzhong Real Estate Co., Ltd., Kunshan Xinyuan Real Estate Co., Ltd., Henan Xinyuan Jiye Real Estate Co., Ltd., Xuzhou Xinyuan Real Estate Co., Ltd. ,Henan Xinyuan Wanzhuo Real Estate Co., Ltd., Beijing Xinyuan Jiye Real Estate Co., Ltd., Xingyang Xinyuan Real Estate Co., Ltd.,  Jiangsu Jiajing Real Estate Co., Ltd. Zhengzhou Shengdao Real Estate Co., Ltd., Zhengzhou Jiasheng Real Estate Co., Ltd., Jinan Xinyuan Wanzhuo Real Estate Co., Ltd., Sanya Beida Science and Technology Park Industrial Development Co., Ltd., Chengdu Xinyuan Wanzhuo Real Estate Co., Ltd., Kunming Huaxia Xinyuan Real Estate Co., Ltd., Zhengzhou Hengsheng Real Estate Co., Ltd., Beijing Economy Cooperation Ruifeng Investment Co., Ltd., Tianjin Xinyuan Real Estate Co., Ltd., Shanghai Junxin Real Estate Co., Ltd. and Changsha Xinyuan Wanzhuo Real Estate Co., Ltd. are registered as real estate development enterprises.

Local Regulations on Establishment of a Real Estate Development Enterprise

Under the Regulations on Administration of Development of Urban Real Estate of Henan Province promulgated on May 31, 2002 by the Standing Committee of Henan People’s Congress and amended on January 14, 2005, and on July 30, 2010, a real estate development enterprise must satisfy the following requirements:

•	has a registered capital of not less than RMB2 million; and

•	has five or more full time professional real estate/construction technicians and two or more full time accounting officers, each of whom must hold the required qualifications.

Under the Regulations on Administration of Development and Operation of Urban Real Estate of Shandong Province, promulgated on October 12,1995 by the Standing Committee of Shandong People’s Congress, and amended on November 25, 2004, a specialized real estate development enterprise must satisfy the following requirements:

•	has a registered capital of no less than RMB10 million; and

•	has more than eight full time professional real estate/construction technicians and more than two full time accounting officers, each of whom must hold the required qualifications.

Under the Measures on Administration of Development and Operation of Urban Real Estate of Anhui Province, promulgated on November 10, 2000 by Anhui Provincial People’s Government, and amended on March 12, 2002 and on August 10, 2004, a real estate development enterprise established in a city with districts must has a registered capital of no less than RMB5 million.

Regulations on Foreign-Invested Real Estate Enterprise

Industrial Restriction

Under Catalogue 2015, the development of tracts of land, the construction and operation of high-end hotels, office buildings, international conference centers, and real estate intermediary/agency business have been removed from the category under which foreign investment is restricted, with the construction and operation of large-scale scheme parks remaining in the category. The construction and operation of golf courses and villas falls within the category under which foreign investment is prohibited. The development and construction of ordinary residential properties, together with other types of real estate-related business, are not specifically mentioned in the catalogue. We have been advised by our PRC counsel that this means that they continue to be permitted by the MOFCOM and the NDRC.

Xinyuan (China) Real Estate, Ltd. is a wholly foreign-owned enterprise and targets the development of ordinary residential properties in which foreign investment is permitted.

Zhengzhou Yasheng Construction Material Co., Ltd. is a wholly foreign-owned enterprise and targets the sale of construction materials, landscape design and decoration in which foreign investment is permitted.

Zhengzhou Jiasheng Real Estate Co., Ltd. is a wholly foreign-owned enterprise and targets the development of commercial residential properties in which foreign investment is permitted.

Zhengzhou Yusheng Landscape Design Co., Ltd. is a wholly-foreign owned enterprise and targets the landscaping engineering and management in which foreign investment is permitted.

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

Circular No. 171 requires a foreign-invested real estate enterprise, or FIREE, with total investments equating to or exceeding US$10 million to have a registered capital consisting of no less than 50% of its total amount of investment. FIREEs with total investments below US$10 million must have a registered capital in amounts pursuant to and consistent with existing regulations.

•	The ratio of registered capital and total investment of Xinyuan (China) Real Estate, Ltd,. Zhengzhou Yasheng Construction Material Co., Ltd., Zhengzhou Jiasheng Real Estate, Ltd and Zhengzhou Yusheng Landscape Design Co., Ltd. meet such requirement.

•	Upon payment of the land use rights grant premium, the FIREE can apply to the land administration authority for a land use rights certificate. Upon obtaining the land use rights certificate, an FIREE may then obtain a recertification of its existing Foreign-Invested Enterprises Approval Certificate, or FIEAC, and the Business License, with the same validity period as that of such land use rights certificate; following which, the FIREE may apply to the tax administration for tax registration purposes.

•	When a foreign investor merges with a domestic real estate enterprise, or acquires a FIREE’s equity or project, the investor is required to submit a guarantee which ensures the compliance with the provisions of the land use rights grant contract, construction site planning permit and construction work planning permit, and the land use rights certificate, and the modification certification issued by the construction authorities, and the tax payments certification issued by the relevant tax authorities.

•	Foreign investors which merge with domestic real estate development enterprises by share transfers or other methods, or which acquire the equity of a PRC party in joint venture enterprises, must allocate their employees appropriately, deal with bank debts and settle the lump sum payment of the transfer price through self-owned funds. However, a foreign investor with an unfavorable record may not be allowed to conduct any of the aforesaid activities.

•	FIREEs which have not paid up their registered capital fully, or have failed to obtain a land use rights certificate, or which have under 35% of the total capital required for the project, will not be allowed to obtain a loan in or outside China, and foreign exchange administration departments will not approve any settlement of foreign loans by such enterprises.

•	Any Chinese or foreign investors in an FIREE may not guarantee fixed profit returns or provide other arrangements to the same effect for any party in any form.

 Circular No. 50

On May 23, 2007, the MOFCOM and the SAFE issued the Notice on Further Strengthening and Standardizing the Approval and Administration of Foreign Direct Investments in Real Estate Enterprise, or Circular No. 50. Some of the key developments in this area are as follows:

•	the local governments/authorities that approve FIREE establishments are now required to file such approvals with the MOFCOM

•	prior to establishing a FIREE, foreign investors are required to obtain land use rights or the ownership of a real estate project, or the investor should have entered into an indicative land grant contract or indicative project purchase agreement with the land administrative department, developer of the land or owner of the property;

•	the practice of allowing foreign investors taking over local project companies by way of roundtrip investment is strictly controlled; and

•	foreign-invested enterprise that intends to engage in real estate development, or an existing FIREE which intends to undertake a new real estate development project, must first apply to the relevant authorities for such business scope and scale expansion in accordance with laws and regulations on foreign investments.

 Circular No. 130

On July 10, 2007, the SAFE promulgated the Notice on Publicity of the List of the 1st Group of Foreign-Invested Real Estate Projects Filed with the MOFCOM, which is a strict embodiment and application of Circular No. 50, under which some notices will have a significant impact on offshore financings of FIREEs. Some of the key developments in this area are as follows:

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

Circular No. 340

The Circular Concerning the Improvement of Record-filing Process for FIREEs, or Circular No. 340, jointly promulgated by the MOFCOM and the SAFE on June 24, 2014 and effective as of August 1, 2014, further simplifies the MOFCOM record-filing process for the incorporation of a FIREE by abolishing the requirement that MOFCOM perform a substantive final review of the written application materials which have been reviewed and accepted for record-filing by the relevant provincial commerce authority. The MOFCOM only needs to keep an electronic copy of the relevant application materials on its online system for record-filing purposes. However, as a supervisory measure the MOFCOM will, on both a weekly and a quarterly basis, perform random checks on FIREEs that have completed record-filings with the relevant provincial-level MOFCOM.

Regulations on Qualifications of Developer

Under the Rules on the Administration of Qualifications of Real Estate Developers promulgated on March 29, 2000 by the MOHURD and effective on the same day, a developer must apply for registration of its qualifications. An enterprise may not engage in the development and sale of real estate without a qualification classification certificate for real estate development.

In accordance with the above rules, developers are classified into four classes: class I, class II, class III and class IV. A developer that passes the qualification examination will be issued a qualification certificate of the relevant class by the relevant construction authority.

A developer of any qualification classification may only engage in the development and sale of real estate within its approved scope of business and may not engage in business of another classification. A class I developer is not restricted as to the scale of the real estate projects to be developed and may undertake real estate development projects anywhere in the country. A developer of class II or lower may only undertake projects with a gross area of less than 250,000 sq.m. and the specific scope of business must be as confirmed by the local construction authority.

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

Each of Xinyuan (China) Real Estate, Ltd., Henan Xinyuan Real Estate Co., Ltd., Suzhou Xinyuan Real Estate Development Co., Ltd. and Shandong Xinyuan Real Estate Co., Ltd. is classified as a class II developer. Each of Xinyuan Real Estate (Chengdu) Co., Ltd. and Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. is classified as a class III developer. Each of Henan Xinyuan Wanzhuo Real Estate Co., Ltd., Henan Xinyuan Jiye Real Estate Co., Ltd., Xuzhou Xinyuan Real Estate Co., Ltd., Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd., Beijing Xinyuan Wanzhong Real Estate Co., Ltd., Anhui Xinyuan Real Estate Co., Ltd., Beijing Xinyuan Jiye Real Estate Co., Ltd., Jiangsu Jiajing Real Estate Co., Ltd., Kunshan Xinyuan Real Estate Co., Ltd., Xingyang Xinyuan Real Estate Co., Ltd., Zhengzhou Shengdao Real Estate Co., Ltd., Zhengzhou Jiasheng Real Estate Co., Ltd, Xinyuan Wanzhuo Real Estate Co., Ltd., Chengdu Xinyuan Wanzhuo Real Estate Co., Ltd., Sanya Beida Science and Technology Park Industrial Development Co., Ltd., Shanghai Junxin Real Estate Co., Ltd., Changsha Xinyuan Wanzhuo Real Estate Co., Ltd. and Tianjin Xinyuan Real Estate Co., Ltd. holds a valid temporary qualification.

Regulations on Development of a Real Estate Project

Commencement of a Real Estate Project and the Idle Land

According to the Circular on the Implementation of the Catalog for Restricted Land Use Projects (2012 Edition) and the Catalogue for Prohibited Land Use Projects (2012 Edition) promulgated by the MLR and the NDRC in May 2012, the area of a plot of land to be granted for residential use may not exceed (i) seven hectares for small cities and towns, (ii) 14 hectares for medium-sized cities or (iii) 20 hectares for large cities. The plot area ratio for residential land should not be lower than 1.0. However, no land may be granted for “villa” real estate projects.

Under the Urban Real Estate Law, those who have obtained the land use rights through grant must develop the land in accordance with the terms of use and within the period of commencement prescribed in the contract for the land use rights grant.

According to the Measures on Disposing Idle Land promulgated by the MLR and effective as of April 28, 1999, as amended on May 22, 2012 and effective July 1, 2012, with regards to the land for a real estate project which is obtained by grant and is within the scope of city planning, if the construction work has not been commenced within one year upon the commencement date as set forth in the land use rights grant contract, or the construction and development has been started but the area of land that is under construction and development is less than one third of the total area of land that should have been under construction and development, or the invested amount is less than 25% of the total investment, and the construction and development of which has been suspended for more than one year, a surcharge on idle land equivalent to 20% of the grant premium may be levied; if the construction work has not been commenced within two years, the land can be confiscated without any compensation, unless the delay is caused by force majeure, or the acts of government or acts of other relevant departments under the government, or by indispensable preliminary work.

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

Construction of a Real Estate Project

On June 25, 2014, the MOHURD promulgated the Measures for the Administration of Construction Permits for Construction Projects, superseding its 1999 version. Under the new measures, after having obtained a Permit for Construction Work Planning, a developer needs to file an application for a Construction Permit with the local construction authority above the county level.

Completion of a Real Estate Project

Construction projects shall be delivered for use only after passing the inspection and acceptance examinations under the Construction Law of the PRC which was promulgated on November 1, 1997 and amended on April 22, 2011.

According to the Development Regulations and the Regulations on the Acceptance Examination Upon the Completion of Construction Work and Municipal Infrastructure promulgated on June 30, 2000 by the MOHURD and effective as of June 30, 2000, as amended on October 19, 2009, the Regulations on the Administration of Quality of Construction Works promulgated and implemented by State Council on January 30, 2000, and the Measures on the Administration of Reporting Details regarding Acceptance Examination Upon Completion of Construction Work and Municipal Infrastructure promulgated and implemented on April 4, 2000 by the MOHURD and amended on October 19, 2009, a real estate project must comply with the relevant laws and regulations, requirements on construction quality, safety standards and technical guidance on survey, design and construction work, as well as provisions of the relevant construction contract. After the completion of works for a project, the developer must apply for an acceptance examination to the construction authority and must also report details of the acceptance examination to the construction authority. A real estate development project may only be delivered after passing the inspection and acceptance examinations. For a housing estate or building complex, an acceptance examination shall be conducted upon completion of the entire project. In the case of a cluster of real estate development projects, such as a residential area developed in phases, separate acceptance examinations may be carried out for each completed phase.

On April 13, 2009, MOHURD promulgated the Circular on Further Strengthening the Quality Supervision and Management of Construction Projects, which took effect on the same day, calling for enhanced system of quality supervision and acceptance examination.

Regulations on Sale of Commodity Properties

Under the Measures for Administration of Sale of Commodity Properties promulgated by the MOHURD on April 4, 2001 and effective June 1, 2001, the sale of commodity properties can include both pre-completion and post-completion sales.

Pre-completion Sales

In accordance with the Measures for the Administration of Pre-completion Sale of Urban Commodity Properties, or Pre-completion Sale Measures, promulgated in November 1994 by the MOHURD and amended on July 20, 2004, a developer intending to sell a commodity building before its construction work’s completion must attend to the necessary pre-completion sale registration with the real estate administration authority of the relevant city or county to obtain a Permit for Pre-completion Sale of Commodity Properties.

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

The Circular on Issues Relevant to Further Strengthening the Regulation of the Real Property Market and Improving the System for Pre-sale of Residential Premises , promulgated by the MOHURD on April 13, 2010, provides that:

•	for residential projects for which a pre-sale permit has not yet been obtained, real estate developers may not pre-sell such premises, collect or collect in a disguised manner, deposits, reservation fees or other such fees from purchasers in the form of subscriptions, reservations lot drawings or the issuance of VIP cards, or participate in any exhibition;

•	where a real estate developer has obtained a pre-sale permit for its residential project, it must publicize all premises available for sale and the prices of each unit at one time within 10 days, and must sell the premises to the public with clearly marked prices as filed. Real estate developers may not sell the premises reserved for self-use to the public before the initial registration of the housing ownership, pre-sell premises through a refund of the sales amount to the purchaser or the guarantee of a lease of the property after sales, or conduct sham transactions;

•	pre-sale permits can only be issued for an entire building but not for individual floors or units; and

•	all proceeds from the pre-sale of commodity residential premises must be deposited into accounts monitored by the regulatory authorities to ensure that such proceeds are used for construction of the commodity residential premises.

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

Post-completion Sales

In accordance with the Measures for Administration of Sale of Commodity Properties, commodity properties may be put up for post-completion sale only when the following preconditions for such sale have been satisfied:

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

Regulations on Property Ownership Certificates

Under the Measures for Administration of Sale of Commodity Properties, developers must submit the documents relating to the application for property ownership certificates to the local real estate administration authorities within 60 days after the delivery of property to customers. The developers are required to assist customers in applying for amendments in the procedures for land use rights and registration procedures for property ownership.

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

Mortgages of Real Estate

Under the Urban Real Estate Law, the Property Law, and the Measures on the Administration of Mortgage of Buildings in Urban Areas promulgated by the MOHURD in May 1997 and amended on August 15, 2001, when a mortgage is created on the ownership of a building on state-owned land legally obtained, a mortgage will be simultaneously created on the land use rights of the land on which the building is erected. Land use rights occupied by the properties will also be mortgaged at the same time. The mortgager and the mortgagee sign a mortgage contract in writing. Within 30 days after a real estate mortgage contract has been signed, the parties to the mortgage must register the mortgage with the real estate administration authority in the city where the real estate is situated. A real estate mortgage contract will become effective on the date of registration of the mortgage. If a mortgage is created on the property placed on pre-sale or which is still undergoing construction, the registration authority will, when registering the mortgage, record such details on the mortgage contract. If the construction of the property is completed during the term of a mortgage, the parties involved will have to re-register the mortgage after the issuance of the relevant certificates evidencing the rights and ownership to the real estate.

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

Regulations on Real Estate Financing

The Opinions of the MOHURD and Other Departments on Adjusting the Housing Supply Structure and Stabilizing the Property Prices, issued on May 24, 2006 by the State Council, provides that, to tighten the control of advancing loan facilities, commercial banks are not allowed to advance their loan facilities to developers who do not have the required 35% or more of the total capital for the construction projects. The commercial banks should be prudent in granting loan facilities and/or revolving credit facilities in any form to the developers who have a large number of idle land parcels and unsold commodity properties. Banks may not accept mortgages of commodity properties remaining unsold for more than three years. In terms of minimum down payment, these Opinions provide that:

•	the minimum down payment for any purchase of first self-use residential property with a unit GFA of less than 90 sq.m. is 20% of the purchase price of the property; and

•	the minimum down payment for any purchase of first self-use residential property with a unit GFA of 90 sq.m. or more is 30% of the purchase price of the property.

 The Circular on Strengthening the Management of Commercial Real Estate Credit Facilities, issued on September 27, 2007 by the PBOC and the CBRC, as supplemented on December 5, 2007 reinstates the minimum down payment requirements specified in the Opinion of the MOHURD and Other Departments on Adjusting the Housing Supply Structure and Stabilizing the Property Prices, and further provides that if a family member (including the purchaser and his / her spouse and their children under 18) has financed the purchase of a residential property with loans from banks, any member of the family that purchases another residential property will be regarded as a second-time property purchaser.

 The Circular of the State Council on Firmly Curbing Precipitous Rise of Some Urban Housing Prices promulgated on April 17, 2010 by the State Council, provides for the implementation of a stricter differentiated housing loan policy, including:

•	purchasers of a first residential property for a household with a gross floor area of greater than 90 sq.m.;

•	purchasers of a second residential property for a household must make down payments of no less than 50% of the purchase price and the interest rate of any mortgage for such property must equal at least the benchmark interest rate plus 10%; and

•	the minimum down payment amount and applied interest rate must be increased significantly for purchasers of a third residential property.

  On May 26, 2010, the MOHURD, the PBOC and the CBRC jointly issued a circular clarifying the criteria for determining a “second residential household property”. Among other matters, the requirements on down payments and interest rates for mortgages on a second residential property will also apply to non-local resident purchasers (i.e., purchasers who cannot provide proof that they have been making individual income tax payments or social security payments in the relevant local area for more than one year) applying for housing-related mortgage financing, regardless of whether there is any residential property under the name of a member of their households at the time of application.

The Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting the Business Tax Policy on Individual House Transfer, promulgated by the Ministry of Finance and the State Administration of Taxation on January 27, 2011, provides that:

•	if a person sells housing purchased less than five years ago, business tax will be levied in the full amount of the purchase price of the house; if a person sells non-ordinary housing purchased not less than five years ago, business tax will be levied based on the balance of the sales price and the purchase price of the house; and

•	if a person sells ordinary housing purchased not less than five years ago, business tax will be exempted.

The Circular on Issues Relevant to Improving the Regulation and Control of the Real Property Market promulgated by the General Office of the State Council on January 26, 2011, provides that all local governments and the ministries and commissions under the State Council must comply with the following requirements:

•	if an individual transfers a house within five years after purchasing it, all his or her income from such sale will be subject to business tax;

•	a household purchasing a second residential household property by mortgage financing, the down payment must not be less than 60% of the purchase price, and the interest rate for a mortgage on such property must not be less than 1.1 times of the benchmark interest rate;

•	local governments are required to strengthen the administration of housing land supply and the land supply for housing for low-income people and shantytown renovation. Small and medium-sized common commodity property must not be less than 70% of the total housing land supply;

•	a local resident household having one residential household property, or a non-local resident household that is able to provide the individual income tax payment certificate or social insurance contribution certificate for a certain number of years, may only be allowed to purchase one more residential property; and

•	a local resident household having two or more residential properties, or a non-local resident household having one or more residential properties or is unable to provide the individual income tax payment certificate or social insurance contribution certificate for a certain number of years, may not be allowed to purchase any residential property in the local area.

In accordance with the Circular of the MOHURD and the SAFE on Further Regulating the Administration of Houses Purchase by Overseas Entities and Individuals promulgated on November 4, 2010, except as otherwise provided in the law, an overseas individual may only purchase one house unit for personal residence, and an overseas entity establishing domestic branches or representative offices may only purchase non-residential houses in the city of registration for business purposes.

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

On February 26, 2013, the General Office of the State Council announced the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market, which among others, provides the following requirements:

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

In light of the weakening in the property market in China, on March 30, 2015, the PBOC, MHURD and CBRC jointly issued the Circular on Issues concerning Individual Residential Mortgage Policies in an effort to stimulate the market. The circular reduces the minimum down payment ratios from 30% to 20% for first home buyers who use the housing provident fund for their purchase and from 60% to 40% for second home buyers with outstanding mortgages who apply for another mortgage. In addition, the circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 30% for their purchase of a second house if all loans are settled on their first home.

Regulations on Housing Supply and Improving the Healthy Development of the Real Estate Market

The Opinions of the MOHURD and Other Departments on Adjusting the Housing Supply Structure and Stabilizing Property Prices provide the following:

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

 The Circular on Increasing the Supply of, and Strengthening the Supervision over, Land for Real Estate Development Purposes issued on March 8, 2010 by the MLR, provides that:

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

 This circular also reiterates the policy that the initial installment payment made by real estate developers for a parcel of land must not be less than 50% of the overall amount owed for the land use rights.

Regulations on Environmental Protection in Construction Projects

Under the Regulations on the Administration of Environmental Protection in Construction Project promulgated by the State Council on November 29, 1998 and effective as of the same date, each construction project is subject to an environmental impact assessment by the relevant authorities.

According to these regulations, a developer is required to submit an environmental impact report, or an environmental impact report form, or an environmental impact registration form (as the case may be) to the relevant environmental protection administration for approval during the project’s feasibility analysis stage. In the meantime, if any ancillary environmental protection facilities are necessary in the construction project, such facilities are required to be designed, constructed and used in conjunction with the main project. After completion of the project, the developers are required to apply to the relevant environmental protection administrations for final acceptance examination in respect of any ancillary environmental protection facilities. Construction projects are approved for use after passing the said acceptance examination.

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

Regulations on Property Management

The Property Management Rules, amended by the State Council on August 26, 2007 and effective as of October 1, 2007, provide that property owners have the right to appoint and dismiss property service enterprises (formerly known as property management enterprises). The rules also establish a regulatory system for property service enterprises, which encompasses the following regulations:

•	the Measures for the Administration of Qualifications of Property Service Enterprises (formerly known as the Measures for the Administration of Qualifications of Property Management Enterprises) amended by the MOHURD and effective as of November 26, 2007, provide that property service enterprises must apply to the local branch of the MOHURD and undertake a qualification examination to obtain a Property Service Qualification Certificate. A property service enterprise must pass the Property Service Qualification (formerly known as the Property Management Qualification), or PSQ examination, in order to engage in property management. Property service enterprises are classified as class I, II or III. Different classes of service enterprises have different establishment requirements and may manage different types of premises.

•	the Measures on the Administration of Bid Solicitation and Bidding concerning Preliminary Property Management, promulgated on June 26, 2003 by the MOHURD, provide that prior to the selection of the Property Owners’ Committee, or the POC, the developer will select a property management enterprise to provide property management services.

•	the NDRC and the MOHURD jointly promulgated the Measures on the Administration of Property Management Service Fees on November 13, 2003, which provide that property management fees will be determined by mutual consent between the POC and the property management enterprise, and set forth in writing in the property management service contract.

Xinyuan Property Service Co., Ltd. is a class I property management company.

Regulations on Urban Landscaping Services

The Regulations regarding Urban Landscape promulgated on June 22, 1992 by the State Council and the Measures on the Administration of Qualifications of Urban Landscaping Enterprises promulgated on July 4, 1995, as amended on October 9, 2009, provide the following:

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

C.      Organizational Structure

The following diagram illustrates our corporate structure as of April 20, 2015.

Xinyuan Real Estate Co., Ltd
Xinyuan International Property Investment Co., Ltd.
Xinyuan Real Estate, Ltd.
XIN Development Group International Inc.
Xinyuan International (HK) Property Investment Co., Limited.
South Glory International Limited
Victory Good Development Limited
Elite Quest Holdings limited
XIN NY Holding, LLC
XIN Irvine, LLC
Vista Sierra, LLC
XIN Development Management East, LLC
XIN Eco Marine Group Properties Sdn. Bhd.
Xinyuan Sailing Co., Ltd.
421 Kent Development, LLC
Awan Plasma Sdn. Bhd.
Off shore
Zhengzhou Jiasheng Real Estate Co., Ltd.
Xinyuan (China) Real Estate, Ltd.
Zhengzhou Yasheng Construction Material Co. Ltd.
Zhengzhou Yusheng Landscape Design Co., Ltd
Beijing Heju Construction Material Co., Ltd
Xinyuan Real Estate (Chengdu) Co., Ltd.
Beijing Yue-mart Commerce and Trade Co., Ltd.
Kunming Huaxia Xinyuan Real Estate Co., Ltd.
Henan Xinyuan Real Estate Co., Ltd
Xi'an Xinyuan Metropolitan Commercial Management Co., Ltd.
Suzhou Xinyuan Real Estate Development Co., Ltd.
Tianjin Xinyuan Real Estate Co., Ltd.
Anhui Xinyuan Real Estate Co., Ltd.
Xinyuan Renju (Beijing) Asset Management Co., Ltd
Xuzhou Xinyuan Real Estate Co., Ltd
Henan Jiye Real Estate Co., Ltd
Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd
Kunshan Xinyuan Real Estate Co. Ltd.
Changsha Xinyuan Wanzhuo Real Estate Co., Ltd.
Beijing Xinyuan Wanzhong Real Estate Co. Ltd.
APEC Construction Investment (Beijing) Co., Ltd.
Beijing Xinyuan Priority Real Estate Consulting Co., Ltd.
Beijing Xinleju Technology Development Co., Ltd.
Sanya Beida Science and Technology Park Industrial Development Co., Ltd
Xinrongji (Beijing) Investment Co., Ltd.
Chengdu Xinyuan Wanzhuo Real Estate Co., Ltd.
Henan Yue-mart Commerce and Trade Co., Ltd.
Shandong Xinyuan Real Estate Co., Ltd.
Xinyuan Property Service Co., Ltd.
Zhengzhou Hengsheng Real Estate Co., Ltd.
Zhengzhou Mingyuan Landscape Engineering Co., Ltd.
Zhengzhou Xinyuan Computer Network Engineering Co., Ltd.
Qingdao Xinyuan Xiangrui Real Estate Co., Ltd.
Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd
Henan Xinyuan Wanzhuo Real Estate Co., Ltd.
Xingyang Xinyuan Real Estate Co., Ltd.
Zhengzhou Shengdao Real Estate Co., Ltd
Beijing Xinyuan Jiye Real Estate Co., Ltd.
Beijing Xinyuan Wanzhong Real Estate Co., Ltd Daxing Branch
Beijing Economy Cooperation Investment Co., Ltd.
Henan Xinyuan Priority Commercial Management Co., Ltd.
Beijing XIN Media Co., Ltd.
Beijing Xinyuan Xindo Park E-commerce Co., Ltd.
Shandong Xinyuan Renju Real Estate Co. Ltd.
Jinan Xinyuan Wanzhuo Real Estate Co., Ltd.
Beijing Xinxianghuicheng Decoration Co., Ltd
Henan Xinyuan Quansheng Real Estate Co., Ltd.
Shanghai Junxin Real Estate Co., Ltd.
Jiangsu Jiajing Real Estate Co., Ltd

D.      Property, plant and equipment

Our headquarters are located in Beijing China, where we lease approximately 4,063 square meters of office space. We also lease a total of approximately 10,077 square meters of office space in other cities where our subsidiaries are located, which includes approximately 1,239 square meters in Beijing, 1,039 square meters in Chengdu, Sichuan Province, 1,383 square meters in Jinan, Shandong Province, 1,243 square meters in Suzhou, Jiangsu Province, 581 square meters in Xuzhou, Jiangsu Province, 1,508 square meters in Zhengzhou, Henan Province, 560 square meters in Xingyang, Henan Province, 675 square meters in Sanya, Hainan Province, 776 square meters in Changsha, Hunan Province and 1,073 square meters in Shanghai.

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

A.     Operating Results

Overview

Since our inception in 1997, we have completed 32 projects with total GFA of 4,206,769 square meters. As of December 31, 2014, we had 22 projects in 12 cities in China and the United States with estimated total GFA of 4,444,535 square meters under construction and planning, of which 17 projects with estimated total GFA of 3,431,099 square meters were under construction. As of December 31, 2014, we also held for sale certain land parcels in Reno, Nevada and 1 condominium unit in Irvine, California. In December 31, 2014, we also completed our acquisition of a Malaysian company, which owns offshore landfill reclamation rights for a total area of 170 acres (approximately 687,966 square meters.).

Our total revenue, derived primarily from sales of residential real estate, was US$914.8 million in 2012, US$897.7 million in 2013 and US$919.7 million in 2014. Our net income was US$157.0 million, US$126.4 million and US$48.5 million, respectively, for the same periods. We acquire land in China primarily through auctions of government land, direct negotiation and acquisition of landowning entities. These acquisition methods allow us to obtain unoccupied land with unencumbered land use rights, which in turn enables us to save the time and expenses associated with protracted legal processes to obtain title, demolition and re-settlement and to commence construction quickly.

The most significant factors that directly or indirectly affect our financial performance and results of operations are:

•	Economic growth and demand for residential property in China and, since 2012, in the U.S.;

•	PRC government policies and regulations, including tax guidelines and lending policies for the real estate sector;

•	Location, number and type of our property developments;

•	Availability and cost of financing;

•	Acquisition of quality land use rights or title to quality properties in our target markets;

•	Changes in the price of raw materials and labor costs; and

•	Our execution capability to support business expansion.

 Principal Factors Affecting Our Results of Operations

Economic growth and demand for residential property in China and since 2012, in the U.S.

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the cities where we operate. As of December 31, 2014, 99.9% of the units in our completed projects have been sold. We have periodically experienced some volatilities in demand due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices, such as the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market announced by the General Office of the State Council in February 2013, which among others, requires an individual income tax at a rate of 20% on gains generated from the sale of a self-owned property (See "ITEM 4 INFORMATION ON THE COMPANY - B. Business Overview - Regulation"). However, we expect continuing economic growth in China, rising disposable income levels and population growth in our target cities to support demand for residential properties over the next several years. If we continue to expand our business operations in the U.S., trends and development in the U.S. economy, including developments in the U.S. housing markets, will become increasing important to our business and results of operations.

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

The General Office of the State Council promulgated the Circular on Issues Relevant to Improving the Regulation and control of the Real Property Market on January 26, 2011, which provided, among other things, that for a household purchasing a second residential household property utilizing mortgage financing, the down payment must be at least 60% of the purchase price, and the interest rate for the mortgage on the second residential household property must be at least 1.1 times the benchmark interest rate; in municipalities, the capital city of each province, and other cities where housing prices are too high, a local resident household having one residential household property, or a non-local resident household which is able to provide required certificates as to payment of income tax and social insurance contributions for a certain number of years, may only purchase one additional residential property; for a local resident household already having two or more residential property, or a non-local resident household that already has one or more residential properties or is unable to provide the requisite certificates, the purchase of any residential property in the local area is not permitted. Localities that have already promulgated their own policies on limiting the purchase of residential properties must bring those policies in line with the abovementioned principle as soon as possible. Municipalities, capital cities of each province, and other cities where housing prices are too high must promulgate policies to limit the purchase of residential properties.

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

 On February 26, 2013, the General Office of the State Council announced the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market , which, among others, provided the following requirements: (i) limitations on the purchase of commodity properties must be strictly implemented, and the scope of such limitations must cover all newly constructed commodity properties and second-hand properties located within the entire administrative area of the city in question; (ii) for those cities with excessive growth in housing prices, the local counterparts of the PBOC may further increase down payment ratios and interest rates for loans to purchase second properties in accordance with the price control policies and targets of the corresponding local governments; and (iii) the gains generated from the sale of a self-owned property shall be subject to individual income tax at a rate of 20%, if the original value of such property can be verified through historical information such as tax filings and property registration.

On October 9, 2014, MOHURD, Ministry of Finance, or MOF, and PBOC jointly issued the Notice of MOHURD, MOF and PBOC on Developing the Business of Individual Housing Loan through Housing Fund, which specifies that employees who make their payments of housing fund for consecutive 6 months shall apply for individual housing loan through housing fund, and local authorities may raise the amount that one can apply for under certain conditions.

We believe that it is in the PRC government’s interest to stabilize the market, and to encourage the urbanization process and that the continuous increase of disposable income will continue to support the long-term growth of China’s real estate market. Accordingly, we expect that the government will maintain policies that will foster long-term healthy growth and curb potential bubbles in the market. However, we cannot assure that the PRC government will not adopt further measures in the near future that may adversely affect our business and financial performance or that a real estate bubble will not develop despite government efforts to discourage such development.

Moreover, a substantial portion of our customers depend on mortgage financing to purchase our properties. Although government policies have generally fostered the growth of private home ownership, regulations have been adopted in recent years to tighten and then loosen mortgage lending rules. For example, the minimum down payment required for residential properties of 90 square meters or more was increased from 20% to 30% of the purchase price in 2006. In September 2007, the minimum down payment for any second or subsequent purchases of residential property was increased to 40% of the purchase price where the purchaser had obtained a bank loan to finance the purchase of his or her first property. Moreover, the interest rate for bank loans of such purchase may not be less than 110% of the PBOC, benchmark rate of the same term and category. Effective as of December 20, 2008, however, residents who have already purchased, with mortgages, an “ordinary property for self-use” that is smaller than the average size for their locality are entitled to the preferential loan interest rate and down payment ratio available to first-time purchasers of residential property when they purchase a second property to improve their living conditions. Since January 26, 2011, for a household purchasing a second residential household property with mortgage financing, the down payment must be at least 60% of the purchase price and the interest rate for the mortgage on such property must be at least 1.1 times the benchmark interest rate. On September 29, 2014, the PBOC and CBRC issued the Circular of PBOC and CBRC on Further Improving Financial Services for Housing, among other incentive policies, which specifies that the minimum down payment percentage is 30% for purchasers of a first residential property for their households, and the minimum loan interest rate is 70% of the benchmark rate, to be determined by banking financial institutions in light of risk conditions. For purchasers of a second residential property for their households who have paid up the loan that financed the acquisition their first house who apply again to for a loan to finance the purchase of an ordinary commodity house for the purpose of improving their living conditions, the loan policies for the first house shall apply. In light of the weakening in the property market in China, however, the PBOC, MHURD and CBRC jointly issued the Circular on Issues concerning Individual Residential Mortgage Policies on March 30, 2015, which came into effect on March 31, 2015, as a measure to shore up the market. The circular reduces the minimum down payment ratios from 30% to 20% for first home buyers who use the housing provident fund for their purchase and from 60% to 40% for second home buyers with outstanding mortgages who apply for another mortgage. In addition, the circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 30% for their purchase of a second house if all loans are settled on their first home. The down payment ratio, the loan interest rate and the size of mortgage financing are important factors that affect our results of operations, and we cannot guarantee that our operations will not be adversely affected by future government policies.

The PRC government will also from time to time introduce sales tax incentives or disincentives to either stimulate or dampen demand. For example, the required holding period for avoidance of business tax on capital gains on sale of real estate was recently reduced from five years to two years with the promulgation of Circular 39 on March 30, 2015 in an effort to stimulate the weakening property market in China.

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

Availability and cost of financing

Like other property developers, we require substantial capital investment for the acquisition of land use rights and the construction of our projects. Our ability to secure financing for such purposes affects the number of projects we are able to develop at any time. On January 18, 2010, the PBOC decided to tighten the credit supply by increasing the reserve requirement ratio for commercial banks by 0.5%, which was the first increase since June 2008. As of March 25, 2011, the PBOC raised the reserve requirement ratio for large commercial banks by 0.5% to 20%, and small and middle sized financial institutions by 0.5% to 16.5% and on June 20, 2011, the reserve requirement ratio was raised to its peak of 21.5% for large commercial banks and 18% for small and middle sized financial institutions. As of May 18, 2012, the reserve requirement ratios have been reduced to 20.0% for large commercial banks and 16.5% for small and middle sized financial institutions. As of February 4, 2015, the PBOC reduced the reserve requirement ratio by 0.5% to 19.5% for large commercial banks and to 16% for small and middle-sized financial institutions. Recently on April 19, 2015, the PBOC further reduced the reserve requirement ratio for large commercial banks by 1% to 18.5%, and small and middle sized financial institutions by 1% to 15% in order to free up more credit in China, effective from April 20, 2015. Notwithstanding the recent reduction in the reserve requirement amount, any future increases in the reserve requirement ratio will reduce the amount of commercial bank credit available to businesses in China and may affect our ability to obtain sufficient funding from banks to finance our business expansion. The cost of our financing also affects our operating results. We typically obtain bank borrowings for up to 65% of the cost of our land use rights to fund PRC project developments after we receive the required permits. Interest rates on our commercial bank borrowings vary and are linked to benchmark lending rates published by the PBOC, which fluctuate from time to time. In 2007, we issued US$75 million principal amount of floating rate notes, which bore interest at a variable rate based on LIBOR plus 6.8% per annum, and US$25 million principal amount of convertible notes, which bore interest at 2% per annum. These notes were paid in full in April 2010, at which time we issued US$40 million principal amount of a 3-year term guaranteed senior secured note (the “Guaranteed Senior Secured Note”) which bore interest at 15.6% per annum. The Guaranteed Senior Secured Note was paid in full prior to its maturity on April 15, 2013. In 2013, we issued US$200,000,000 aggregate principal amount of our May 2018 Senior Secured Notes which bear interest at a rate of 13.25%. We issued and sold the 5% Convertible Note in the aggregate principal amount of US$75,761,009, which was subsequently redeemed early in November 2014 on negotiated terms for an aggregate payment of US$86,272,849 with loss on extinguishment of debt US$9,848,931. We also issued US$200,000,000 aggregate principal amount of our June 2019 Senior Secured Notes which bear interest at 13% per annum. Since 2013, we obtained borrowings from trust companies, with interest rates up to 12.50%. In 2014, we also obtained borrowings from non-controlling shareholders of certain of our subsidiaries with interest rates up to 12%. We expect our interest costs to fluctuate in future periods as a result of changes in interest rates and the amount of our outstanding borrowings.

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

Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites increases, the auction mechanism tends to lead to higher prices. In 2012, 2013 and 2014, land use rights costs, including auction price and taxes, constituted 37.5%, 37.5%, and 39.2%, respectively, of our costs of revenue. In late 2009, land use rights costs started to increase slightly again due to the recovery of the real estate market in China and a sudden rise in housing prices in certain cities. Commencing in the fourth quarter of 2011, land use rights costs showed a slight decrease due to lower demand in the real estate market, but started to increase again in the first quarter of 2013. During 2014, we incurred an aggregate of US$837.3 million for land acquisitions in China, including deposits for potential acquisitions under the negotiated land acquisition model. During 2014, we did not purchase any new properties in U.S.

Increases in the price of raw materials and labor costs

We outsource the design and construction of our property developments to third-party service providers. Our third-party contractors are responsible for providing labor and procuring a majority of the raw materials used in our project developments. Our construction contracts typically provide for flexible payments, subject to changes in certain cases, such as design changes during construction, changes in government-suggested steel prices, cement prices, as well as labor costs. Any increase in labor costs or other costs which may result in adjustments in payments under our construction contracts could result in an increase in our construction costs. In addition, the increase in the price of raw materials, such as cement, concrete blocks and bricks, in the long run could be passed on to us by our contractors, which could increase our construction costs. Any input cost increase could reduce our earnings to the extent we are unable to pass these increased costs to our customers.

Our execution capability to support business expansion

Since 2006, we have been expanding our residential property development operations from Zhengzhou in Henan Province into other high growth cities, including Beijing, Shanghai, Tianjin, Xingyang in Henan Province, Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Sanya in Hainan Province, Changsha in Hunan Province, Xi’an in Shaanxi Province, and Suzhou, Kunshan and Xuzhou in Jiangsu Province. We plan to expand into additional high growth cities as suitable opportunities arise. The development of real estate projects across additional high growth cities will impose significant demand on our management and other operational resources. Moreover, we will face increased competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of our targeted high growth cities has its own market conditions, customer requirements and local regulations related to the real estate industry. In addition, while our primary focus continues to be residential real estate markets in the high growth cities in China, we have expanded into the U.S. market and secured three real estate projects in the U.S. in 2012. Our expansion in the U.S. market, which is significantly different from China in terms of market conditions, regulatory compliance requirement and customers, imposes significant demands on our management and other operational resources. In 2014, we acquired 100% share of a Malaysian company, which owns offshore land fill development rights for a total areas of 170 acres (approximately 687,966 sq.m). We have no development experience in Malaysia, nor have we ever engaged in landfill reclamation projects. Such expansion also imposes significant demands on our capital and management resources to develop and generate future revenues from projects. The success of our business expansion depends on our ability to develop, market and deliver quality development projects on time. In addition, the progress and costs of a development project can be adversely affected by many factors, such as delays in obtaining necessary licenses, permits or approvals from relevant government authorities, failure by local contractors to comply with our designs, specifications or standards, and disputes with our third-party contractors. As we are not permitted to commence pre-sales in China until we have reached certain milestones in the construction progress for a project, any significant delay in construction could restrict our ability to pre-sell our properties, which could extend the recovery period for our investments. This, in turn, could have an adverse effect on our cash flow, investment returns, results of operations and financial position.

Operating Results

Revenues

We derive our revenues mainly from the development and sale of real estate. In addition, we generate a small percentage of revenue from leasing ancillary facilities and residential units in certain of our residential developments, as well as from the provision of related services, including property management and real estate related services that we provide to residents and purchasers of our residential units.

	Year Ended December 31,
	2012		2013		2014
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Real estate sales	898,049	98.2	874,926	97.4	892,826	97.1
Real estate leasing	3,254	0.4	5,990	0.7	4,936	0.5
Other revenue	13,496	1.4	16,822	1.9	21,986	2.4
Total revenue	914,799	100.0	897,738	100.0	919,748	100.0

The impact of foreign exchange rate variances on reported revenues in U.S. dollars was a favorable 0.9% for the year ended December 31, 2014, compared to a favorable 1.8% for the year ended December 31, 2013. These variances were due to the fact that the appreciation of the RMB versus the U.S. dollar during 2014 was lower as compared to 2013.

Real Estate Sales

Real estate sales represent revenues from the sales of residential properties we develop and acquire. Throughout this annual report, real estate sales are stated net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$54.4 million, US$52.1 million, and US$53.2 million for 2012, 2013 and 2014, respectively.

In the years ended December 31, 2012, 2013 and 2014, we recognized all our real estate sales revenues in China under the percentage of completion method. For the years ended December 31, 2013 and 2014, we had 3 projects in the U.S. All the revenues related to these projects in the U.S. were recognized under the full accrual method.

Our real estate sales revenue for 2014 increased slightly, principally due to the impact of sales of units in new projects, especially Beijing Xindo Park, launched in 2014. This increase was almost fully offset by the reduction in revenue from sales of units in projects already launched before 2014, such as Jinan Xinyuan Splendid, Zhengzhou Royal Palace and Zhengzhou Century East A&B, due to the reduced number of units available for sale in these projects.

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

Costs of Revenues

The following table sets forth a breakdown of our costs of revenues for the period indicated.

	Year Ended December 31,
	2012		2013		2014
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)

Cost of real estate sales
Land use rights costs	237,965	37.5	224,450	37.5	265,435	39.2
Construction costs	373,605	58.9	366,486	61.2	385,138	56.8
Total cost of real estate sales	611,570	96.4	590,936	98.7	650,573	96.0

Cost of real estate leasing	1,543	0.2	1,596	0.3	3,173	0.5
Other costs	21,650	3.4	6,208	1.0	23,836	3.5
Total costs of revenues	634,763	100.0	598,740	100.0	677,582	100.0

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

Land use rights cost. Land use rights costs include the amount we pay to acquire land use rights for our property development sites in China, plus taxes, and the amount we pay to acquire land for our property development in the U.S., plus taxes. We acquire our development sites in the PRC mainly by auctions of government land, direct negotiation and acquisition of land-owning entities. We acquired our development sites or land held for sale in the U.S. generally through off-market transactions, including resale and distressed sales. (We not acquire any land in the U.S. in 2014.) Our land use rights costs for different projects vary according to the size and location of the site and the minimum reserve price for the site, all of which are influenced by government policies, as well as prevailing market conditions. Our land use rights costs have increased in the past few years due to several factors including geographic expansion into certain higher priced markets, generally rising prices in each of our served markets, and increased competition from a growing number of bidders at government land auctions.

Construction costs. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for flexible payments which cover substantially most of all labor, materials, fittings and equipment costs, subject to adjustments for certain prescribed contingencies, such as design changes during the construction process or changes in government-suggested steel prices or cement prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we directly purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$19.7 million, US$28.0 million and US$28.8 million for 2012, 2013 and 2014, respectively.

Future losses and impairment charges.

When the profitability of a current project deteriorates due to a slowdown in the sales pace, reduction of pricing or some other factor, this indicates that there may be a possible future loss on delivery and possible impairment in the recoverability of the assets. Accordingly, the assets of such project are subsequently reviewed for future losses and impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset’s carrying value, such deficit will be charged as a future loss and the asset will then be written down to its estimated fair value.

We determine estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, we use various factors including (a) the expected pace at which the planned number of units will be sold, based on competitive market conditions, historical trends in sales pace and actual average selling prices of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; (b) the estimated net sales prices expected to be attained based on the current market conditions and historical price trends, as well as any estimated increases in future sales prices based upon the projected rate of unit sales, the estimated time gap between presale and expected delivery, the impact of government policies, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; and (c) the expected costs to be incurred in the future by us, including, but not limited to, construction cost, construction overhead, sales and marketing, sales taxes and interest costs.

Our determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risk associated with the assets and related estimated cash flows. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows. In accordance with our accounting policies, we consider on a quarterly basis whether indicators of impairment of long-lived assets are present. See also “-Critical Accounting Policies” for our policy on impairment of long-lived assets.

The properties held for sale consist of finished lots for single family home communities and custom homes located in Reno, Nevada, U.S., and finished condominium units located in Irvine, California, U.S., which were acquired in the second and third quarter of 2012, respectively.

For the years ended December 31, 2012, 2013 and 2014 we did not recognize any impairment for our active projects, consisting of projects under construction or planning or held for sale or held for lease.

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

Selling and Distribution Expenses

Our selling and distribution expenses include:

•	advertising and promotion expenses, such as print advertisement costs, billboard and other display advertising costs, and costs associated with our showrooms and illustrative units;

•	sales and marketing staff costs, which consist primarily of salaries, welfares and sales commissions;

•	agency commissions of approximately 1% of contracted sales on outsourced project sales; and

•	other related expenses.

As of December 31, 2014, we employed 117 full-time sales and marketing personnel. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

•	staff salaries and benefits, quarterly and annual bonuses, and stock-based compensation;

•	traveling and office expenses;

•	professional fees, such as audit and legal fees; and

•	other expenses.

Interest Income

Interest income represents interest earned on our bank balances

Interest Expenses

Interest expense includes (i) interest paid on our bank borrowings and other indebtedness, mainly including our US$200 million principal amount of our May 2018 Senior Secured Notes in May 2013, US$75.7 million principal amount of our Convertible Note issued in September 2013 (which was redeemed early in November 2014 on negotiated terms), US$200 million principal amount of our June 2019 Senior Secured Notes issued in December 2013, and US$258.6 million principal amount from loans from non-controlling shareholders of certain of our subsidiaries, (ii) amortization of debt issuance cost, and (iii) interest expense on corporate aircraft capital lease.

Except for US$65.0 million US$ denominated borrowings from Bank of China Tokyo Branch, US$35.3 million US$ denominated borrowings from The Bank of East Asia, US$29.7 million US$ denominated borrowings from Industrial and Commercial Bank of China (Asia) Limited, US$25.7 million US$ denominated borrowing from Fortress Credit Co. LLC, all of our borrowings are granted by PRC commercial banks or financing institutions and denominated in RMB. Our Senior Secured Notes (see below) are also denominated in US$. Interest rates on our long-term PRC bank borrowings are typically variable and linked to benchmark rates published by the PBOC. Our weighted average interest rate on short-term bank loans and other debt as of December 31, 2014 was 7.62%. As of December 31, 2014, the PBOC benchmark rate for a one-year loan was 5.60% per annum and those for loans of more than one year ranged from 6.00% to 6.15% per annum. The abovementioned three bank borrowings from oversea branches of PRC banks are secured by RMB deposits in PRC banks’ local branches and bear interest rates ranging from LIBOR plus 2.0% to LIBOR plus 2.8%.

The May 2018 Senior Secured Notes in the principal amount of US$200 million bear interest at the fixed rate of 13.25% per annum. The June 2019 Senior Secured Notes in the principal amount of US$200 million bear interest at the fixed rate of 13.0% per annum. Until redeemed (see "Loss on extinguishment of debt," below), the Convertible Note in the principal amount of US$75.7 million bore interest at the fixed rate of 5.0% per annum. The loans from non-controlling shareholders of certain of our subsidiaries amount to US$258.6 million and bear interest at rates of up to 12% per annum.

For the year ended December 31, 2014, of US$134.7 million total interest expenses incurred, US$28.2 million did not qualify for capitalization under U.S. GAAP and was charged to the current year Statement of Comprehensive Income.

Share of loss of Equity Investee

On October 22, 2013, our wholly owned subsidiary, Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”), signed an agreement to acquire the 51% equity interest in Shaanxi Zhongmao Economy Development Co., Ltd (“Shaanxi Zhongmao”) as an equity investee company. The investment amounted to RMB37.0 million, equivalent to US$6.1 million as of the contract date. For the year ended December 31, 2014, the investee recognized loss of US$3.3 million. Our share of the loss of the equity investee was US$1.7 million. Pursuant to the Shaanxi Zhongmao joint venture agreement, the Group will acquire the remaining 49% equity interest of Shaanxi Zhongmao if the joint venture is successful in securing land use rights. The Group has the option not to acquire the remaining 49% of equity interest on certain conditions.

On March 19, 2014, we together with other four independent shareholders established a joint venture Huayi Xincheng (Beijing) Intelligent City Construction Co., Ltd. (“Huayi Xincheng”), in which we hold a 40% equity interest. The purpose of the joint venture is to undertake residential property development projects in Beijing. As at December 31, 2014, the joint venture has no active residential projects.

Loss on extinguishment of debt

On November 7, 2014, we signed a note redemption agreement with TPG to redeem the Convertible Note on November 21, 2014, prior to maturity. The cash redemption amount totaled US$86.3 million represents principal of US$75.7 million, accrued interest up to and including November 21, 2014 of US$0.8 million, recognized as interest expense, and loss on extinguishment of debt of US$9.8million, which was recognized in our consolidated statement of comprehensive income.

Income Taxes

The following table sets forth the components of income taxes for the periods indicated.

	Year Ended December 31,
	2012		2013		2014
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Corporate income tax	51,183	69.0	68,626	82.0	20,792	68.0
Land appreciation tax	25,391	34.2	36,728	43.9	(3,771)	(12.3)
Deferred tax expense (benefit)	(2,399)	(3.2)	(21,694)	(25.9)	13,537	44.3
Income taxes	74,175	100.0	83,660	100.0	30,558	100.0

For an explanation of deferred tax expense (benefit), see Notes 2(u) and 15 of the consolidated financial statements included elsewhere in this annual report on Form 20-F. For a discussion of corporate income tax and land appreciation tax, see below.

Corporate Income Tax and Unrecognized Tax Benefit

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

People’s Republic of China

In general, enterprises in the PRC are subject to income tax at a statutory rate of 25%. For our subsidiaries located in various cities, income tax is levied at the statutory rate of 25% on income as reported in the statutory financial statements after appropriate tax adjustments except in 2009 and 2010 when, in accordance with local provisional tax regulations in Henan province, the local tax authority in Zhengzhou determined that the taxable income of our PRC subsidiaries in Henan province should be deemed from 12% to 20% of their total cash receipts from sales of residential units. Total cash receipts include cash receipts proceeds from pre-sales of our properties that are recorded as customer deposits, which partly comprise mortgage loan proceeds received in our account from mortgage lending banks. In addition, the local tax authority of Zhengzhou city approved the application of the deemed profit method for the CIT settlement of Zhengzhou Modern City project in 2013. We have made provision for the corporate income tax, or CIT, payable by our PRC subsidiaries based on the statutory income tax rate of 25%, after appropriate adjustments to our taxable income used in the calculation. The difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis had been treated as an unrecognized tax benefit under ASC 740-10 “ Income Tax”, or ASC 740-10, which has a balance of US$14.0 million as of December 31, 2014. The current year movement in ASC 740-10 liability of US$8.6 million, US$4.5 million was recognized as a reduction of unrecognized tax benefits due to expiration of a three year statute of limitations period in Henan Xinyuan Real Estate Co., Ltd., and the amount of US$4.1 million was recognized due to the receipt of the official tax invoice in 2014. The addition of US$6.3 million in 2014 mainly relates to the application of the deemed profit method by the local tax authority of Zhengzhou city related to the Zhengzhou Modern City project upon completion of the development project and deemed interest income from subsidiaries of the Company.

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

In prior years, we settled the LAT for three of our projects based on the deemed profit method, which was approved by the local tax bureau. Out of the three projects, one project was liquidated on April 6, 2012 and the statute of limitations for another project expired as of December 31, 2013. The statute of limitations for the remaining project expired on April 27, 2014. Based on the above, as of December 31, 2014, there is no longer any contingency related to LAT for the foregoing three projects settled in prior years.

On May 30, 2014, the Modern City project developed by Henan Xinyuan Real Estate Co., Ltd., completed the LAT final settlement with the local tax bureau. We received a tax clearance certificate, which confirmed that our accrual under the deemed profit method was adequate and there was no additional tax adjustments assessed by the local tax bureau as of May 30, 2014. Based on the above, management performed a reassessment and concluded that the likelihood of the deemed profit method being overturned is only reasonably possible, and accordingly reversed the LAT liability accrued for the project amounting to US$16.2 million as of December 31, 2014. Our estimate for the reasonably possible contingency for LAT related to the Modern City project amounted to US$16.2 million as of December 31, 2014.

We have recorded a provision for LAT on the remaining projects completed since the date of incorporation. For the remaining projects, we have also accrued all LAT payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws, less amounts previously paid under the levy method applied by relevant local tax authorities.

Share-based compensation expense

We have three share-based compensation plans, our 2007 equity incentive plan and our 2007 long-term incentive plan and our 2014 Restricted Stock Unit Plan. Under our 2007 equity incentive plan, we granted share option awards for an aggregate of 6,802,495 common shares at a weighted average exercise price of US$1.08 on August 11, 2007. Under our 2007 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10,000,000 common shares. As of December 31, 2014, 1,201,944 shares remained eligible for future grants under the plan. Under our 2014 Restricted Stock Unit Plan, we granted 4,234,884 restricted ordinary shares to employees and directors that vest ratably over a three year service vesting period.

We charged compensation cost of US$2.2 million, US$0.7 million and US$3.2 million as of December 31, 2012, December 31, 2013 and December 31, 2014 in the general and administrative expenses. For a description of the grants under each of the plans, see Note 16 of the consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents a summary of our consolidated statements of comprehensive income by amount and as a percentage of our total revenue during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2012		2013		2014
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue	914,799	100.0	897,738	100.0	919,748	100.0
Costs of revenue	(634,764)	(69.4)	(598,740)	(66.7)	(677,582)	(73.7)
Gross profit	280,035	30.6	298,998	33.3	242,166	26.3
Selling and distribution expenses	(17,942)	(2.0)	(20,725)	(2.3)	(39,494)	(4.3)
General and administrative expenses	(38,829)	(4.2)	(64,498)	(7.2)	(105,622)	(11.5)

Operating income	223,264	24.4	213,775	23.8	97,050	10.5
Interest income	9,019	1.0	11,682	1.3	14,577	1.6
Interest expense	-	-	(16,863)	(1.9)	(28,201)	(3.1)
Exchange gains		-	-	-	706	0.1
Other income	-	-	1,539	0.2	3,213	0.3
Share of loss in an equity investee	-	-	(117)	-	(1,692)	(0.2)
Loss on extinguishment of debt	-	-	-	-	(9,849)	(1.1)
Net realized gain on short-term investments	-	-	-	-	3,128	0.3
Unrealized gain on short-term investments	-	-	-	-	122	-
Income from operations before income taxes	232,283	25.4	210,016	23.4	79,054	8.4
Income taxes	(74,175)	(8.1)	(83,660)	(9.3)	(30,558)	(3.3)
Net income	158,108	17.3	126,356	14.1	48,496	5.1
Net income attributable to non-controlling interest	(1,110)	(0.1)	-	-	19	-
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	156,998	17.2	126,356	14.1	48,515	5.1

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue

Revenue increased by US$22.0 million, or 2.5%, to US$919.7 million for the year ended December 31, 2013 from US$897.7 million for the year ended December 31, 2013.

Real estate sales

Revenue from real estate sales increased slightly by US$17.9 million, or 2.0%, to US$892.8 million for the year ended December 31, 2014 from US$874.9 million for the year ended December 31, 2013, principally due to the impact of sales of units in new projects, especially Beijing Xindo Park, launched in 2014. This increase was almost fully offset by the reduction in revenue from sales of units in projects already launched before 2014, such as Jinan Xinyuan Splendid, Zhengzhou Royal Palace and Zhengzhou Century East A&B, due to the reduced number of units available for sale in these projects.

Revenues related to the projects in the U.S. are recognized under the full accrual method. For the year ended December 31, 2012, revenue was recognized in the amount of US$8.2 million for the sale of several parcels of the Northern Nevada Land Portfolio. For the year ended December 31, 2013, revenue was recognized in the amount of US$1.2 million for the resale of several parcels of the Northern Nevada Land Portfolio and US$5.4 million for the sale of 7 of 15 finished condominium units located in Irvine, California. For the year ended December 31, 2014, revenue was recognized in the amount of US$4.9 million for the sale of 7 of 15 finished condominium units located in Irvine, California.

Revenue and profit from the sale of development properties is recognized utilizing the percentage of completion method. The following table sets forth the percentage of completion, the percentage sold and related revenues for our projects recognized under the percentage of completion method in China and our project recognized under the full accrual method in the U.S. for each of the years ended December 31, 2013 and 2014. For information regarding revenue recognition under the percentage of completion and the full accrual methods, see "Critical Accounting Policies," below.

Project	Total GFA	Percentage Complete as of December 31, (1)		Percentage Sold (2) Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2013	2014	2013	2014	2013		2014
	m²	%	%	%	%	US$	%(3)	US$	%(4)
Chengdu Segment
Chengdu Xinyuan Splendid I	231,032	100.0	100.0	99.6	100.0	9,162,240	1.0	1,288,027	0.1
Chengdu Xinyuan Splendid II	217,010	100.0	100.0	99.9	99.9	4,326,881	0.5	-	0.0
Chengdu Thriving Family	214,811	-	65.4	-	3.9	-	-	8,624,227	1.0
Jiangsu Segment
Suzhou International City Garden	204,882	100.0	100.0	99.2	99.4	2,721,750	0.3	433,584	0.0
Suzhou Lake Splendid	198,113	100.0	100.0	99.8	100.0	130,895	0.0	220,015	0.0
Suzhou Colorful Garden	81,506	100.0	100.0	100.0	100.0	844,856	0.1	-	0.0
Kunshan International City Garden	497,972	100.0	100.0	98.0	99.6	70,951,831	8.1	8,288,955	0.9
Xuzhou Colorful Garden	101,821	100.0	100.0	98.4	98.7	6,279,159	0.7	-	0.0
Suzhou Xin City	127,289	63.6	89.9	62.4	95.4	66,948,147	7.7	83,784,195	9.4
Kunshan Royal Palace	284,283	35.9	58.7	12.6	25.9	21,560,577	2.5	49,893,344	5.6
Xuzhou Colorful City	129,080	40.4	54.9	22.5	33.3	16,787,675	1.9	18,937,756	2.1
Suzhou Lake Royal Palace	169,634	-	76.1	-	5.5	-	-	14,402,509	1.6
Shandong Segment
Jinan International City Garden	264,282	100.0	100.0	99.7	99.4	2,411,279	0.3	-	-
Jinan Xinyuan Splendid	571,710	83.6	92.0	79.5	95.2	288,099,731	32.9	170,834,230	19.1
Shandong Royal Palace	449,190	-	48.5	-	6.8	-	-	21,603,535	2.4
Henan Segment
Zhengzhou Xinyuan Colorful Garden	191,891	100.0	100.0	99.8	100.0	326,803	-	-	-
Zhengzhou Finance Square	67,225	100.0	100.0	97.5	100.0	(1,413,016)	(0.2)	-	-
Zhengzhou Modern City	230,933	100.0	100.0	99.3	99.9	10,754,160	1.2	16,314,477	1.8
Zhengzhou Royal Palace	135,700	89.0	96.7	98.2	99.9	86,778,947	9.9	31,719,440	3.6
Zhengzhou International City Garden	280,748	100.0	100.0	100.0	100.0	1,496,507	0.2	-	-
Zhengzhou Yipin Xiangshan Phase I	94,249	100.0	100.0	100.0	100.0	1,418,636	0.2	-	-
Zhengzhou Yipin Xiangshan Phase II	199,610	96.2	100.0	99.6	100.0	22,335,194	2.6	11,620,510	1.3
Zhengzhou Century East A	77,340	95.0	98.7	95.8	98.7	94,837,403	10.8	10,251,774	1.1
Zhengzhou Century East B	166,468	97.2	98.5	99.3	99.6	86,197,193	9.9	11,406,412	1.3
Zhengzhou Xin City	208,625	59.0	76.5	41.7	87.7	75,355,804	8.6	147,764,124	16.6
Henan Thriving Family	131,510	-	55.0	-	82.2	-	-	62,259,649	7.0
Xingyang Splendid Phase I	117,593		47.2		43.3	-	-	17,755,365	2.0
Xingyang Splendid Phase II	137,774		32.4		2.8	-	-	1,145,122	0.1
Anhui Segment
Hefei Wangjiang Garden	145,455	100.0	100.0	100.0	100.0	(512)	-	141,377	0.0
Beijing Segment
Beijing Xindo Park	132,064	55.8	82.1	-	51.8	-	-	188,579,891	21.2
Changsha Segment
Changsha Xinyuan Splendid	252,720	-	49.0	-	2.4	-	-	4,109,978	0.5
Sanya Segment
Sanya Yazhou Bay No.1	116,929	-	45.0	-	5.1	-	-	6,526,065	0.7
US Segment
Northern Nevada Land Portfolio(5)	N/A	N/A	N/A	N/A	N/A	1,200,000	0.1	-	-
Lennox Project(6)	N/A	N/A	N/A	N/A	N/A	5,414,490	0.7	4,921,331	0.6
Total	6,429,449					874,926,633	100.0	892,825,892	100.0

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

(5)          Northern Nevada Land Portfolio is a land portfolio, comprised of 325 finished lots and 185 acres of undeveloped land, at eight sites, in the northern Nevada region near Reno-Spark metropolitan area. We had an opportunity to promptly resell several parcels and recognized revenue US$8.2 million, US$1.2 million and nil for the year 2012, 2013 and 2014, respectively.

(6)          The finished condominium project is located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters out of the total 72 units from a major U.S. developer in August 2012. For the year ended December 31, 2013, we resold 7 of 15 finished condominium units and recognized revenue in the amount of US$5.4 million. For the year ended December 31, 2014, we resold 7 of 15 finished condominium units and recognized revenue in the amount of US$4.9 million.

The following table sets forth the square meters sold and average selling price per square meter for each project, each reportable segment and on a consolidated basis for each of the years ended December 31, 2013 and 2014.

	Year Ended December 31,
	2013			2014
Project	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m²	US$/m²	US$	m²	US$/m²
Chengdu region
Chengdu Xinyuan Splendid I	5,274,947	4,339	1,216	1,365,501	-	-
Chengdu Xinyuan Splendid II	1,253,918	553	2,267	-	-	-
Chengdu Thriving Family	-	-	-	14,050,989	15,814	889
Total	6,528,865	4,892	1,335	15,416,490	15,814	975
Jiangsu region
Suzhou International City Garden	460,689	258	1,786	428,021	272	1,574
Suzhou Lake Splendid	138,655	133	1,043	233,061	204	1,142
Suzhou Colorful Garden	806,663	429	1,880	-	-	-
Suzhou Xin City	111,457,813	81,938	1,360	66,612,912	41,551	1,603
Suzhou Lake Royal Palace	-	-	-	20,044,488	14,156	1,416
Kunshan International City Garden	55,235,471	35,463	1,558	4,650,280	2,771	1,678
Kunshan Royal Palace	63,574,363	42,515	1,495	65,022,733	42,867	1,517
Xuzhou Colorful Garden	2,153,711	1,696	1,270	-	-	-
Xuzhou Colorful City	44,564,927	31,306	1,424	24,111,221	16,022	1,505
Total	278,392,292	193,738	1,437	181,102,716	117,843	1,537
Shandong region
Jinan International City Garden	1,604,109	611	2,625	-	-	-
Jinan Xinyuan Splendid	316,310,999	226,094	1,399	139,449,860	90,167	1,547
Shandong Royal Palace	-	-	-	47,224,711	45,190	1,045
Total	317,915,108	226,705	1,402	186,674,571	135,357	1,379
Henan region
Zhengzhou Royal Palace	79,929,463	49,686	1,609	14,856,458	4,270	3,479
Zhengzhou Modern City	7,005,287	2,542	2,756	16,390,668	4,989	3,285
Zhengzhou Yipin Xiangshan Phase I	516,492	262	1,971	-	-	-
Zhengzhou Yipin Xiangshan Phase II	8,645,072	4,976	1,737	999,198	1,583	631
Zhengzhou Century East A	102,535,765	62,247	1,647	6,466,565	1,626	3,977
Zhengzhou Century East B	63,579,814	35,197	1,806	8,570,154	317	27,035
Zhengzhou Xin City	135,350,137	85,313	1,587	173,404,613	104,984	1,652
Zhengzhou Thriving Family	-	-	-	119,959,348	102,036	1,176
Xingyang Splendid Phase I	-	-	-	39,850,384	47,824	833
Xingyang Splendid Phase II	-	-	-	3,739,262	1,714	2,182
Total	397,383,538	240,223	1,654	384,236,650	269,343	1,427
Anhui region
Hefei Wangjiang Garden	-	-	-	149,860	-	-
Beijing region
Beijing Xindo Park	-	-	-	243,256,296	67,037	3,629
Hunan region
Changsha Xinyuan Splendid	-	-	-	8,887,154	10,621	837
Hainan region
Sanya Yazhou Bay No.1	-	-	-	15,496,749	6,453	2,401
Grand Total	1,000,219,803	665,558	1,503	1,035,220,486	622,468	1,663

Total square meters sold decreased to 622,468 square meters for the year ended December 31, 2014 from 665,558 square meters for the year ended December 31, 2013. The decrease was mainly due to the softer real estate market in China in 2014. The overall aggregate average selling price per square meter for the year ended December 31, 2014 increased to US$1,663 from US$1,503 for the year ended December 31, 2013 primarily due to the sales of units in Beijing Xindo Park with higher selling prices due to its location of Beijing city. Total revenues increased slightly by 2.5% to US$919.7 million from US$897.7 million in 2013, principally due to the impact of sales of units in new projects, especially Beijing Xindo Park, launched in 2014. This increase was almost fully offset by the reduction in in revenue from sales of units in projects already launched before 2014, such as Jinan Xinyuan Splendid, Zhengzhou Royal Palace and Zhengzhou Century East A&B, due to the reduced number of units available for sale in these projects..

Chengdu region. Total square meters in this region sold for the year ended December 31, 2014 increased to 15,814 square meters from 4,892 square meters for the year ended December 31, 2013, primarily due to increased sales of Chengdu Thriving Family which was newly launched in 2014. The average selling price per square meter for the year ended December 31, 2014 decreased to US$975 from US$1,335 for the year ended December 31, 2013, which is attributable to the reduction of high margin saleable units.

Jiangsu region. Total square meters sold for the year ended December 31, 2014 decreased to 117,843 square meters from 193,738 square meters for the year ended December 31, 2013, mainly due to the reductions of saleable units of Suzhou Xin City and Kunshan International City Garden, partially offset by the new launch of Suzhou Lake Royal Palace. The average selling price per square meter for the year ended December 31, 2014 increased to US$1,537 from US$1,437 for the year ended December 31, 2013.

Shandong region. Total square meters sold for the year ended December 31, 2014 decreased to 135,357 square meters from 226,705 square meters for the year ended December 31, 2013, due to the reduction of saleable units of Jinan Xinyuan Splendid, partially offset by the launch of Jinan Royal Palace. The average selling price per square meter for the year ended December 31, 2014 decreased slightly to US$1,379 from US$1,402 for the year ended December 31, 2013.

Henan region. Total square meters sold for the year ended December 31, 2014 increased to 269,343 square meters from 240,223 square meters for the year ended December 31, 2013, mainly due to newly launched pre-sales of Zhengzhou Xin City, Zhengzhou Thriving Family and Xingyang Splendid Phase I, partially offset by the reductions of saleable units of Zhengzhou Royal Palace and Zhengzhou Century East A. The average selling price per square meter for the year ended December 31, 2014 decreased to US$1,427 from US$1,654 for the year ended December 31, 2013, resulting from the reduction in high margin units available for sale.

Anhui region. The only formerly active project in Anhui region, Hefei Wangjiang Garden was completely sold out by the end of 2009. Revenue in 2014 primarily represents the sale of parking facilities.

Beijing region. In the first quarter of 2014, we commenced sales of our first project in the Beijing region, Beijing Xindo Park. Total square meters sold for the year ended December 31, 2014 was 67,037 square meters and the average selling price per square meter for the year ended December 31, 2014 was US$3,629.

Hunan region. In the fourth quarter of 2014, we commenced sales of our first project in the Hunan region, Changsha Xinyuan Splendid. Total square meters sold for the year ended December 31, 2014 was 10,621 square meters and the average selling price per square meter for the year ended December 31, 2014 was US$837.

Hainan region. In the fourth quarter of 2014, we commenced sales of our first project in the Hainan region, Sanya Yazhou Bay No.1. Total square meters sold for the year ended December 31, 2014 was 6,453 square meters and the average selling price per square meter for the year ended December 31, 2014 was US$2,401.

Real estate leasing

Real estate leasing income decreased by US$1.1 million, or 18.3% to US$4.9 million for the year ended December 31, 2014 from US$6.0 million for the year ended December 31, 2013. The decrease mainly resulted from the leasing of fewer ancillary facilities, including parking facilities at most of our PRC properties.

Other revenue

Other revenue increased by US$5.2 million, or 31.0%, to US$22.0 million for the year ended December 31, 2014 from US$16.8 million for the year ended December 31, 2013. The increase primarily resulted from expanded property management service operations.

Costs of revenue

Costs of revenue increased by US$78.9 million, or 13.2%, to US$677.6 million for the year ended December 31, 2014 from US$598.7 million for the year ended December 31, 2013, due to increased land prices, as well as increased sales.

Cost of real estate sales

Cost of real estate sales increased by US$59.7 million, or 10.1%, to US$650.6 million for the year ended December 31, 2014 from US$590.9 million for the year ended December 31, 2013. Total land use rights cost increased by US$40.9 million, or 18.2%, from US$224.5 million (37.5% of cost of real estate sales) for the year ended December 31, 2013 to US$265.4 million (39.2% of cost of real estate sales) for the year ended December 31, 2014, primarily due to increased land prices, as well as increased sales of properties. Construction cost, including capitalized interest, increased by US$18.6 million, or 5.1%, to US$385.1 million for the year ended December 31, 2014 from US$366.5 million for the year ended December 31, 2013, primarily due to higher costs for labor and raw materials, as well as increased sales of properties.

Cost of real estate leasing

Cost of real estate leasing increased by US$1.6 million, or 100.0%, to US$3.2 million for the year ended December 31, 2014 from US$1.6 million for the year ended December 31, 2013 due to additional leasing costs incurred for Xinyuan Priority Lifestyle Shopping Center, which formally opened in September 2013.

Other costs

Other costs increased by US$17.6 million, or 283.9%, to US$23.8 million for the year ended December 31, 2014 from US$6.2 million for year ended December 31, 2013 mainly due to reimbursements of late delivery penalties from our contractors in 2013.

Gross profit

Gross profit decreased by US$56.8 million, or 19.0%, to US$242.2 million for the year ended December 31, 2014 from US$299.0 million for the year ended December 31, 2013. Gross profit margin was 26.3% for the year ended December 31, 2014 compared to 33.3% for the year ended December 31, 2013. The decrease of gross profit margin was primarily due to newly launched lower-margin projects Zhengzhou Thriving Family and Xingyang Splendid I.

Selling and distribution expenses

Selling and distribution expenses increased by US$18.8 million, or 90.8%, to US$39.5 million for the year ended December 31, 2014 from US$20.7 million for the year ended December 31, 2013. The increase was primarily due to a US$14.0 million increase in advertising and promotion expenses for new projects launched in 2014. As a percentage of revenue, selling and distribution expenses was 4.3% for the year ended December 31, 2014 compared to 2.3% for the year ended December 31, 2013. As revenue grows in the future, we expect selling and distribution expenses as a percentage of revenue to be flat or slightly increase.

General and administrative expenses

General and administrative expenses increased by US$41.1 million, or 63.7% to US$105.6 million for the year ended December 31, 2014 from US$64.5 million for the year ended December 31, 2013. The increase was primarily due to increased average salary and bonus levels, and the hiring new employees and an increase in offices opened in 2014 due to business expansion. The increase in general expenses was also attributable to US$6.4 million of increment in office rental, communication, and travelling expense. An increase in consulting and recruiting fees of US$1.0 million in this account was also in line with the noticeable headcount addition and business development.

As a percentage of revenue, general and administrative expenses were 11.5% for the year ended December 31, 2014, compared to 7.2% for the year ended December 31, 2013.

Interest income

Interest income was US$14.6 million for the year ended December 31, 2014, compared to US$11.7 million for the year ended December 31, 2013. The increase in interest income mainly resulted from the increase in the average cash balance.

Interest expenses

For the year ended December 31, 2014, out of total interest costs incurred, US$28.2 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the current year Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$134.7 million for the year of 2014, including US$128.1 million of interest on loans and notes, US$3.7 million of amortization of debt issuance costs and US$2.9 million of amortization of aircraft finance lease related interest.

For the year ended December 31, 2013, out of total interest costs incurred, US$16.9 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the current year Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$38.2 million for the year of 2013, including US$36.5 million of interest on loans and notes, US$0.3 million of accretion of discount from embedded derivatives, US$0.6 million of amortization of debt issuance costs and US$0.8 million of amortization of aircraft finance lease related interest.

Exchange gains

For the year ended December 31, 2014, we recorded an unrealized foreign exchange gain of US$0.7 million, as compared to nil in year ended December 31, 2013, arising from translating certain U.S. dollar-denominated bank savings deposited by a subsidiary in 2014 into Renminbi using the exchange rate at the balance sheet date.

Income taxes

Income taxes decreased by US$53.1 million, or 63.4%, to US$30.6 million for the year ended December 31, 2014 from US$83.7 million for the year ended December 31, 2013 mainly due to the decrease of income before tax.

Our effective tax rate decreased to 38.7% for the year ended December 31, 2014, from 39.8% for the year ended December 31, 2013. The decrease was primarily due to the US$24.6 million one-time reversal of previously accrued liabilities for LAT tax related to of Zhengzhou Modern City and Zhengzhou Yipin Xiangshan Phase II.

Net income attributable to our shareholders

Net income decreased by US$77.9 million to US$48.5 million for the year ended December 31, 2014, from US$126.4 million for the year ended December 31, 2013.

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

Revenue and profit from the sale of development properties is recognized utilizing the percentage of completion method. The following table sets forth the percentage of completion, the percentage sold and related revenues for our projects recognized under the percentage of completion method in China and our project recognized under full accrual method in the U.S. for each of the years ended December 31, 2012 and 2013. For information regarding revenue recognition under the percentage of completion and the full accrual methods, see "Critical Accounting Policies," below.

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

The following table sets forth the square meters sold and average selling price per square meter by each project, each reportable segment and on a consolidated basis for each of the years ended December 31, 2012 and 2013.

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

Total square meters sold increased to 665,558 square meters for the year ended December 31, 2013 from 612,438 square meters for the year ended December 31, 2012. The increase was mainly due to the impact of sales of units in eight projects, Zhengzhou Royal Palace, Jinan Xinyuan Splendid and Zhengzhou Century East B launched in 2011, Zhengzhou Century East A launched in 2012, and Zhengzhou Xin City, Suzhou Xin City, Xuzhou Colorful City and Kunshan Royal Palace launched in 2013. The overall aggregate average selling price per square meter for the year ended December 31, 2013 increased to US$1,503 from US$1,365 for the year ended December 31, 2012 primarily due to selling price increases in a positive market environment. However, the total revenues decreased by 1.9% to US$897.7 million from US$914.8 million in 2012 mainly due to lower percentage of completion from two of our major development projects, Suzhou Xin City and Xuzhou Colorful City, each of which launched in the third and fourth quarters of 2013 respectively, compared to a higher percentage of completion of more mature development projects in their near completion stage resulting in higher revenue in 2012.

Chengdu region. Total square meters in this region sold for the year ended December 31, 2013 decreased to 4,892 square meters from 66,219 square meters for the year ended December 31, 2012, primarily due to a reduction in saleable units of Chengdu Xinyuan Splendid I and Chengdu Xinyuan Splendid II. The average selling price per square meter for the year ended December 31, 2013 increased slightly to US$1,335 from US$1,064 for the year ended December 31, 2012.

Jiangsu region. Total square meters sold for the year ended December 31, 2013 increased to 193,738 square meters from 143,891 square meters for the year ended December 31, 2012, mainly due to increased sales of Suzhou Xin City, Kunshan Royal Palace and Xuzhou Colorful City which were launched in 2013 and partially offset by the winding down of sales activities at Kunshan International City Garden. The average selling price per square meter for the year ended December 31, 2013 slightly decreased to US$1,437 from US$1,445 for the year ended December 31, 2012.

Shandong region. Total square meters sold for the year ended December 31, 2013 increased to 226,705 square meters from 139,190 square meters for the year ended December 31, 2012, due to increased sales of Jinan Xinyuan Splendid. The average selling price per square meter for the year ended December 31, 2013 increased to US$1,402 from US$1,303 for the year ended December 31, 2012, primarily due to the selling price increases in a positive market environment.

Henan region. Total square meters sold for the year ended December 31, 2013 decreased to 240,223 square meters from 263,218 square meters for the year ended December 31, 2012, mainly due to increased sales of Zhengzhou Xin City which commenced sales in September 2013 and partially offset by the winding down of sales activities at Modern City and Yipin Xiangshan Phase II. The average selling price per square meter for the year ended December 31, 2013 increased to US$1,654 from US$1,429 for the year ended December 31, 2012, primarily due to the selling price increases in a positive market environment.

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

Cost of real estate sales

Cost of real estate sales decreased by US$20.7 million, or 3.4%, to US$590.9 million for the year ended December 31, 2013 from US$611.6 million for the year ended December 31, 2012 . Total land use rights cost decreased by US$13.5 million, or 5.7%, from US$238.0 million (37.5% of cost of real estate sales) for the year ended December 31, 2012 to US$224.5 million (37.5% of cost of real estate sales) for the year ended December 31, 2013, primarily due to decreased sales of properties. Construction cost, including capitalized interest, decreased by US$7.1 million, or 1.9%, to US$366.5 million for the year ended December 31, 2013 from US$373.6 million for the year ended December 31, 2012.

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

General and administrative expenses

General and administrative expenses increased by US$25.7 million, or 66.1% to US$64.5 million for the year ended December 31, 2013 from US$38.8 million for the year ended December 31, 2012. The increase was primarily due to an increase in salary, welfare and bonus expenses of US$18.4 million due to headcount increases for business development and regional expansion, and special bonuses during the year. The increase in general expenses was also attributable to US$2.8 million of increment in office rental, communication, and travelling expense. An increase in consulting and recruiting fees of US$3.4 million in this account was also in line with the noticeable headcount addition and business development.

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

Interest expenses

For the year ended December 31, 2013, out of total interest costs incurred, US$16.9 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to current year Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$38.2 million for the year of 2013, including US$36.5 million of interest on loans and notes, US$0.3 million of accretion of discount from embedded derivatives, US$0.6 million of amortization of debt issuance costs and US$0.8 million of amortization of aircraft finance lease related interest.

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

Discussion of Segment Operations

We consider each of our individual property developments as a discrete operating segment. As a presentation of segment information for each property development would not be meaningful, we have aggregated our segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. Our reporting segments are: (i) property developments in Zhengzhou, Henan Province, (ii) property developments in Jinan, Shandong Province, (iii) property developments in Suzhou, Xuzhou and Kunshan, Jiangsu Province, (iv) property developments in Chengdu, Sichuan Province (v) property developments in Beijing, (vi) property developments in Sanya, Hainan Province, (vii) property developments in Changsha Hunan province, (viii) property developments in Shanghai, (ix) property developments in the U.S. and (x)"other." Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The “other” category relates to investment holdings, property management services, installation of intercom systems, landscaping, engineering and management, real estate sale, purchase and lease activities. The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements included in this report.

	For the Year Ended December 31,
	2012	2013	2014
	(US$ in thousands, except for percentages)

Zhengzhou, Henan
Total revenue	412,479	380,427	313,339
Total costs of revenue	(261,714)	(223,492)	(215,169)
Gross profit	150,765	156,935	98,170
Gross margin	36.6%	41.3%	31.3%
Operating income	125,280	116,978	39,189
Jinan, Shandong
Total revenue	139,363	290,792	192,766
Total costs of revenue	(112,125)	(220,700)	(148,137)
Gross profit	27,238	70,092	44,629
Gross margin	19.5%	24.1%	23.2%
Operating income	22,836	63,166	35,738
Suzhou, Kunshan and Xuzhou, Jiangsu
Total revenue	255,595	187,281	176,018
Total costs of revenue	(181,998)	(132,052)	(139,806)
Gross profit	73,597	55,229	36,212
Gross margin	28.8%	29.5%	20.6%
Operating income	63,541	43,463	23,284
Chengdu, Sichuan
Total revenue	85,832	13,672	9,942
Total costs of revenue	(61,184)	(3,164)	(9,143)
Gross profit	24,648	10,508	799
Gross margin	28.7%	76.9%	8.0%
Operating income (loss)	22,111	9,572	(2,430)
Beijing
Total revenue	-	-	188,592
Total costs of revenue	-	-	(133,884)
Gross profit	-	-	54,708
Gross margin	-	-	29.0%
Operating income (loss)	(2,133)	(6,671)	27,018
Sanya, Hainan
Total revenue	-	-	6,526
Total costs of revenue	-	-	(4,137)
Gross profit	-	-	2,389
Gross margin	-	-	36.6%
Operating loss	-	-	(1,467)
Changsha, Hunan
Total revenue	-	-	4,110
Total costs of revenue	-	-	(3,665)
Gross profit	-	-	445
Gross margin	-	-	10.8%
Operating loss	-	-	(2,789)
Shanghai
Total revenue	-	-	-
Total costs of revenue	-	-	-
Gross profit	-	-	-
Gross margin	-	-	-
Operating loss	-	-	(2,353)
US
Total revenue	8,204	6,630	4,921
Total costs of revenue	(6,634)	(6,003)	(4,643)
Gross profit	1,570	627	278
Gross margin	19.1%	9.5%	5.6%
Operating income (loss)	718	(733)	(5,506)
Others
Total revenue	13,325	18,936	23,534
Total costs of revenue	(11,108)	(13,329)	(18,998)
Gross profit	2,217	5,607	4,536
Gross margin	16.6%	29.6%	19.3%
Operating income (loss)	(9,088)	(12,000)	(13,634)

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Zhengzhou, Henan. Total revenue decreased by US$67.1 million, or 17.6%, from US$380.4 million for the year ended December 31, 2013 to US$313.3 million for the year ended December 31, 2014. The decrease was primarily due to a reduction of revenue from sales of units in old projects- Zhengzhou Xin City, Zhengzhou Royal Palace, Zhengzhou Century East A and Zhengzhou Century East B, due to the reduced number of units available for sale in those projects, partially offset by the revenue from sales of units in the newly launched project Zhengzhou Thriving Family. Gross profit for this region was US$98.2 million, or 31.3% of revenue, in the year ended December 31, 2014, as compared to US$156.9 million, or 41.3% of revenue, in the year ended December 31, 2013. The decrease in gross margin was due to the reduction of high margin saleable units. The operating income was US$39.2 million for the year ended December 31, 2014, representing a decrease of US$77.8 million, or 66.5%, from US$117.0 million for the year ended December 31, 2013.

Jinan, Shandong. Total revenue decreased by US$98.0 million, from US$290.8 million for the year ended December 31, 2013 to US$192.8 million for the year ended December 31, 2014. The decrease was primarily due to a reduction of revenue from sales of units in Jinan Xinyuan Splendid, due to the reduced number of units available for sale in this project, partially offset by revenue from sales of units in the newly launched project Jinan Royal Palace. The gross profit decreased to US$44.6 million, or 23.2% of revenue, for the year ended December 31, 2014 from US$70.1 million, or 24.1% of revenue, for the year ended December 31, 2013. The operating income was US$35.7 million for the year ended December 31, 2014, representing an decrease of US$27.5 million from US$63.2 million for the year ended December 31, 2013. Such decrease was due to the decrease in revenues as described above.

Suzhou, Kunshan and Xuzhou, Jiangsu. Total revenue decreased by US$11.3 million, or 6.0%, from US$187.3 million for the year ended December 31, 2013 to US$176.0 million for the year ended December 31, 2014. The decrease was primarily due to the decrease of revenue from sales of units in Kunshan International City Garden as the project was near completion, resulting in fewer units available for sale in this project, partially offset by an increase of sales of Suzhou Xin City, Kunshan Royal Palace and Xuzhou Colorful City and the sales of units in Suzhou Lake Royal Palace during 2014. Gross profit for the Jiangsu segment was US$36.2 million for the year ended December 31, 2014, decreasing by US$19.0 million from US$55.2 million for the year ended December 31, 2013. Operating income was US$23.3 million for the year ended December 31, 2014, representing a decrease of US$20.2 million, or 46.4%, from US$43.5 million for the year ended December 31, 2013. Such decrease was due to the decrease in revenue as described above.

Chengdu, Sichuan. Total revenue decreased by US$3.8 million from US$13.7 million for the year ended December 31, 2013 to US$9.9 million for the year ended December 31, 2014. The decrease was primarily due to a reduction in revenue from sales of units in Chengdu Xinyuan Splendid I and Chengdu Xinyuan Splendid II as the projects were near completion, resulting in fewer units available for sale, partially offset by revenue from sales of units in the newly launched project in the third quarter of 2014, Chengdu Thriving Family. Gross profit for the Sichuan segment was US$0.8 million for the year ended December 31, 2014, as compared to US$10.5 million for the year ended December 31, 2013. The decrease in gross margin was due to the newly launched, lower-margin project Chengdu Thriving Family. Operating loss was US$2.4 million for the year ended December 31, 2014, representing a decrease of US$12.0 million, or 125.0%, from US$9.6 million for the year ended December 31, 2013. Such decrease was due to the decreases in revenue and gross profit described above.

Beijing. In the first quarter of 2014, we commenced sales of our first project in the Beijing region, Beijing Xindo Park. Total revenue for the year ended December 31, 2014 was US$188.6 million and gross profit was US$54.7 million for the year ended December 31, 2014 and the operating income was US$27.0 million for the year ended December 31, 2014, compared to an operating loss of US$6.7 million for the year ended December 31, 2013. Such increase was due to the increase in revenues as described above.

Sanya, Hainan. In the fourth quarter of 2014, we commenced sales of our first project in the Hainan region, Sanya Yazhou Bay No.1. Total revenue for the year ended December 31, 2014 was US$6.5 million, gross profit was US$2.4 million for the year ended December 31, 2014 and the operating loss was US$1.5 million for the year ended December 31, 2014.

Changsha, Hunan. In the fourth quarter of 2014, we commenced sales of our first project in the Hunan region, Changsha Xinyuan Splendid. Total revenue for the year ended December 31, 2014 was US$4.1 million. Gross profit was US$0.4 million for the year ended December 31, 2014 and the operating loss was US$2.8 million for the year ended December 31, 2014.

The U.S. Total revenue decreased by US$1.7 million, or 25.8%, to US$4.9 million for the year ended December 31, 2014 from US$6.6 million for the year ended December 31, 2013. The decrease was primarily due to a reduction in units available for sale. This region had a gross profit of US$0.3 million and an operating loss of US$5.5 million in the year ended December 31, 2014.

Others. Other revenue of US$23.5 million for the year ended December 31, 2014 consisted of real estate-related services, including, among others, property management services, broadband network installation, landscaping services and consulting services. These services generated a gross profit of US$4.5 million in the year ended December 31, 2014, compared to a gross profit of US$5.6 million in the year ended December 31, 2013.

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

Suzhou, Kunshan and Xuzhou, Jiangsu. Total revenue decreased by US$68.3 million, or 26.7%, from US$255.6 million for the year ended December 31, 2012 to US$187.3 million for the year ended December 31, 2013. The decrease was primarily due to lower percentage of completion from three projects-Suzhou Xin City, Xuzhou Colorful City and Kunshan Royal Palace which launched in second half year of 2013 compared to accelerated completion of two old projects-Suzhou International City Garden and Kunshan International City Garden during 2012. The gross profit for the Jiangsu segment was US$55.2 million for the year ended December 31, 2013, decreasing by US$18.4 million from US$73.6 million for the year ended December 31, 2012. The operating income was US$43.5 million for the year ended December 31, 2013, representing a decrease of US$20.0 million, or 31.5%, from US$63.5 million for the year ended December 31, 2012. Such decrease was due to the decrease in revenue as described above.

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

Status of Projects as of December 31, 2014

The status of each of our projects under construction and under planning as of December 31, 2014, which were accounted for using the percentage of completion method and full accrual method, is discussed below.

Jinan Xinyuan Splendid

As of December 31, 2014, the carrying value of this project was nil, net of profit recognized and progress billings. As of December 31, 2014 the cumulative cost incurred on the project was US$549.2 million relative to total estimated cost of US$597.0 million. In the year ended December 31, 2014, we had contract sales of US$139.4 million with area sold of 90,167 square meters at an average selling price of US$1,547 per square meter. Sales for this project began in May 2011 and cumulative contract sales through December 31, 2014 were US$768.3 million with total area sold of 541,504 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$807.6 million, or US$762.0 million net of business tax, relative to the total estimated cost of US$597.0 million, generating a gross margin of 21.6%.

Zhengzhou Xin City

As of December 31, 2014, the carrying value of this project was US$0.4 million, net of profit recognized and progress billings. As of December 31, 2014 the cumulative cost incurred on the project was US$180.1 million relative to total estimated cost of US$235.3 million. In the year ended December 31, 2014, we had contract sales of US$173.4 million with area sold of 104,984 square meters at an average selling price of US$1,652 per square meter. Sales for this project began in September 2013 and cumulative contract sales through December 31, 2014 were US$309.7 million with total area sold of 190,297 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$353.0 million, or US$333.1 million net of business tax, relative to the total estimated cost of US$235.3 million, generating a gross margin of 29.4%.

Suzhou Xin City

As of December 31, 2014, the carrying value of this project was US$15.0 million, net of profit recognized and progress billings. As of December 31, 2014 the cumulative cost incurred on the project was US$106.9 million relative to total estimated cost of US$119.0 million. In the year ended December 31, 2014, we had contract sales of US$66.6 million with area sold of 41,551 square meters at an average selling price of US$1,603 per square meter. Sales for this project began in September 2013 and cumulative contract sales through December 31, 2014 were US$178.3 million with total area sold of 123,489 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$186.9 million, or US$176.6 million net of business tax, relative to the total estimated cost of US$119.0 million, generating a gross margin of 32.6%.

Xuzhou Colorful City

As of December 31, 2014, the carrying value of this project was US$29.5 million, net of profit recognized and progress billings. As of December 31, 2014 the cumulative cost incurred on the project was US$76.9 million relative to total estimated cost of US$140.0 million. In the year ended December 31, 2014, we had contract sales of US$24.1 million with area sold of 16,022 square meters at an average selling price of US$1,505 per square meter. Sales for this project began in November 2013 and cumulative contract sales through December 31, 2014 were US$69.1 million with total area sold of 47,328 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$209.3 million, or US$197.6 million net of business tax, relative to the total estimated cost of US$140.0 million, generating a gross margin of 29.2%.

Kunshan Royal Palace

As of December 31, 2014, the carrying value of this project was US$210.7 million, net of profit recognized and progress billings. As of December 31, 2014 the cumulative cost incurred on the project was US$179.6 million relative to total estimated cost of US$431.3 million. In the year ended December 31, 2014, we had contract sales of US$65.0 million with area sold of 42,867 square meters at an average selling price of US$1,517 per square meter. Sales for this project began in November 2013 and cumulative contract sales through December 31, 2014 were US$129.1 million with total area sold of 85,382 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$499.0 million, or US$471.6 million net of business tax, relative to the total estimated cost of US$431.3 million, generating a gross margin of 8.5%.

Beijing Xindo Park

As of December 31, 2014, the carrying value of this project was US$124.6 million, net of profit recognized and progress billings. As of December 31, 2014 the cumulative cost incurred on the project was US$257.8 million relative to total estimated cost of US$313.9 million. Sales for this project began in February 2014. In the year ended December 31, 2014, we had contract sales of US$243.3 million with area sold of 67,037 square meters at an average selling price of US$3,629 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$469.6 million, or US$443.3 million net of business tax, relative to the total estimated cost of US$313.9 million, generating a gross margin of 29.2%.

Jinan Royal Palace

As of December 31, 2014, the carrying value of this project was US$230.5 million, net of profit recognized and progress billings. As of December 31, 2014 the cumulative cost incurred on the project was US$261.6 million relative to total estimated cost of US$539.6 million. Sales for this project began in June 2014. In the year ended December 31, 2014, we had contract sales of US$47.2 million with area sold of 45,190 square meters at an average selling price of US$1,045 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$696.5 million, or US$657.1 million net of business tax, relative to the total estimated cost of US$539.6 million, generating a gross margin of 17.9%.

Suzhou Lake Royal Palace

As of December 31, 2014, the carrying value of this project was US$220.8 million, net of profit recognized and progress billings. As of December 31, 2014 the cumulative cost incurred on the project was US$224.0 million relative to total estimated cost of US$294.2 million. Sales for this project began in July 2014. In the year ended December 31, 2014, we had contract sales of US$20.0 million with area sold of 14,156 square meters at an average selling price of US$1,416 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$365.7 million, or US$345.6 million net of business tax, relative to the total estimated cost of US$294.2 million, generating a gross margin of 14.9%.

Zhengzhou Thriving Family

As of December 31, 2014, the carrying value of this project was US$2.0 million, net of profit recognized and progress billings. As of December 31, 2014 the cumulative cost incurred on the project was US$64.2 million relative to total estimated cost of US$116.8 million. Sales for this project began June 2014. In the year ended December 31, 2014, we had contract sales of US$120.0 million with area sold of 102,036 square meters at an average selling price of US$1,176 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$145.9 million, or US$137.7 million net of business tax, relative to the total estimated cost of US$116.8 million, generating a gross margin of 15.2%.

Xingyang Splendid Phase I

As of December 31, 2014, the carrying value of this project was US$14.9 million, net of profit recognized and progress billings. As of December 31, 2014 the cumulative cost incurred on the project was US$36.2 million relative to total estimated cost of US$76.7 million. Sales for this project began in May 2014. In the year ended December 31, 2014, we had contract sales of US$39.9 million with area sold of 47,824 square meters at an average selling price of US$833 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$92.1 million, or US$86.9 million net of business tax, relative to the total estimated cost of US$76.7 million, generating a gross margin of 11.8%.

Xingyang Splendid Phase II

As of December 31, 2014, the carrying value of this project was US$33.9 million, net of profit recognized and progress billings. As of December 31, 2014 the cumulative cost incurred on the project was US$30.2 million relative to total estimated cost of US$93.0 million. Sales for this project began in December 2014. In the year ended December 31, 2014, we had contract sales of US$3.7 million with area sold of 1,714 square meters at an average selling price of US$2,182 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$133.2 million, or US$125.7 million net of business tax, relative to the total estimated cost of US$93.0 million, generating a gross margin of 26.0%.

Chengdu Thriving Family

As of December 31, 2014, the carrying value of this project was US$213.2 million, net of profit recognized and progress billings. As of December 31, 2014 the cumulative cost incurred on the project was US$204.1 million relative to total estimated cost of US$312.1 million. Sales for this project began in September 2014. In the year ended December 31, 2014, we had contract sales of US$14.1 million with area sold of 15,814 square meters at an average selling price of US$889 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$360.7 million, or US$340.8 million net of business tax, relative to the total estimated cost of US$312.1 million, generating a gross margin of 8.4%.

Changsha Xinyuan Splendid

As of December 31, 2014, the carrying value of this project was US$145.7 million, net of profit recognized and progress billings. As of December 31, 2014 the cumulative cost incurred on the project was US$150.9 million relative to total estimated cost of US$307.9 million. Sales for this project began in November 2014. In the year ended December 31, 2014, we had contract sales of US$8.9 million with area sold of 10,621 square meters at an average selling price of US$837 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$369.0 million, or US$348.3 million net of business tax, relative to the total estimated cost of US$307.9 million, generating a gross margin of 11.6%.

Sanya Yazhou Bay No.1

As of December 31, 2014, the carrying value of this project was US$80.2 million, net of profit recognized and progress billings. As of December 31, 2014 the cumulative cost incurred on the project was US$81.7 million relative to total estimated cost of US$181.3 million. Sales for this project began in November 2014 .In the year ended December 31, 2014, we had contract sales of US$15.5 million with area sold of 6,453 square meters at an average selling price of US$2,401 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$305.9 million, or US$288.8 million net of business tax, relative to the total estimated cost of US$181.3 million, generating a gross margin of 37.2%.

Shanghai Royal Palace

As of December 31, 2014, the carrying value of this project was US$192.3 million, net of profit recognized and progress billings. This project began pre-sales in January 2015.

Northern Nevada Land Portfolio

As of December 31, 2014, we have sold 311 finished lots and 185 acres of undeveloped land, out of the total 325 finished lots and 185 acres of undeveloped land we purchased through a foreclosure sale from a major U.S. bank in 2012. We recognized revenue of US$1.2 million and US$ nil for the year 2013 and 2014, respectively.

Lennox Project

As of December 31, 2014, we have sold 14 units with a total GFA of 2,694 square meters out of the total 15 units with a total GFA of 2,865 square meters, for a total of US$10.3 million.

New York Oosten

As of December 31, 2014 the cumulative cost incurred on the project was US$119.9 million. We acquired the site in September 2012, commenced construction of this project in November 2013, and expect to deliver units in 2016.

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

Revenue recognition

We apply either of two different methods for revenue recognition, full accrual method and percentage-of-completion method, depending on the expected construction period and timing of collection of sales prices.

Full accrual method.

Revenue from sales of development properties where the construction period, the period from the construction permit award date to the unit delivery date is expected to be 12 months or less, or the construction period is expected to be longer than 12 months and sales prices are not certain to be collected is recognized by the full accrual method when the sale is consummated and the unit has been delivered. Revenue from and the sale of properties held for sale is recognized by the full accrual method at the time of the closing of an individual unit sale. This occurs when title to the property is transferred to the buyer. A sale is not considered consummated until (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing of which the seller is responsible has been arranged, (d) all conditions precedent to closing have been performed, (e) the seller does not have substantial continuing involvement with the property, and (f) the usual risks and rewards of ownership have been transferred to the buyer. In addition, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, must not be subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

Percentage-of-completion method.

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

Due to PRC restrictions of mortgages to second home buyers, we introduced seller-financed contract arrangements in the third quarter of 2011. In the second half of 2012, execution of seller-financed contracts dropped significantly to the point that we did not offer seller-financed contracts to second home buyers starting in the fourth quarter of 2012. Under these seller-financed contract arrangements, the buyer pays the purchase price for the residential unit in installment payments ranging from six months to two years with the final payment to be made 30 days prior to the delivery of the property. These contracts generally require a 10% down payment upon contract execution date, the second payment of 20% within 30 days, a third payment of 30% to 40% six months after the contract date, and the final 30% to 40% payment 30 days before delivery. Commencing in the second quarter of 2014, we again offered seller-financed contracts. Under current seller-financed contract arrangements, the buyer pays the purchase price for the residential unit in installment payments over one year. These contracts generally require a 10% down payment upon the contract execution date, the second payment of 20% to 70% within 180 days to 270 days and the final payment 30 days before delivery.

Since 2013, PRC banks have tightened the distributions of mortgage loans to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks, and we took the position that the processing periods of the contracts with underlying mortgage loans exceeding one year cannot be recognized as revenue under the percentage of completion method. As a result, we reversed contracted sales amounts of US$1.8 million related to sales contracts of 10 apartments when determining revenue to be recognized under the percentage of completion method in 2014.

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

The effect of changes to total estimated contract cost or revenues, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under real estate properties under development. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits. As of December 31, 2013 and December 31, 2014, the gross amounts received from customers in excess of revenues recognized were US$126.6 million and US$223.5 million, respectively.

Any losses occurred or forecast to occur on real estate transactions are recognized in the period in which the loss is first anticipated.

Income taxes

We account for income tax using the balance sheet method. Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as unutilized net operating losses. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before we are able to realize their benefits, or that future utilization is uncertain. We assess the need for valuation allowances by tax reporting unit by jurisdiction. Generally, each of our reportable operating segments is organized in a separate tax reporting unit in a single tax jurisdiction.

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

In accordance with the provisions of ASC 740-10, we recognize in our consolidated financial statements the impact of a tax position if a tax return’s position or future tax position is “more likely than not” to prevail (defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position). Tax positions that meet the “more likely than not” threshold are measured (using a probability weighted approach) at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, certain changes and/or developments with respect to audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are appropriately recorded in our consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regards to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Please see the more detailed discussion in Note 15 to our consolidated financial statements included elsewhere in this annual report.

Land Appreciation Tax (“LAT”)

In accordance with the relevant taxation laws for real estate companies of the provinces in which the subsidiaries operate in the PRC, the local tax authorities levy LAT based on progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures, including borrowing costs and all property development expenditures. LAT is prepaid based on a fixed percentage (varying by local tax jurisdiction) of customer deposits and is expensed when the related revenue is recognized. Please see the more detailed discussion in Note 15 to our consolidated financial statements included elsewhere in this annual report.

Share-based compensation

Under ASC 718, “Share-Based Compensation”, we are required to recognize share-based compensation as compensation expense based on the fair value of stock options and other equity awards on the date of the grant. We have elected to recognize compensation expense using the straight-line method for all restricted shares and stock options granted with service conditions that have a graded vesting schedule. We have a policy of using authorized shares in the existing pool to satisfy any future exercise of share options and shares repurchased held by a third party trustee to satisfy the restricted shares granted under our 2014 Restricted Stock Unit plan.

For options granted with performance conditions, share-based compensation expense is recognized based on the probable outcome of the performance condition. A performance condition is not taken into consideration in determining fair value of the non-vested shares granted.

Real estate properties development completed, under development and held for sale

Real estate properties consist of finished residential unit sites, commercial offices and residential unit sites under development. We lease the land for the residential unit sites under land use right leases with various terms from the PRC. Real estate properties development completed, under development and held for sale are stated at the lower of carrying amounts or fair value less selling costs.

Expenditures for land development, including cost of land use rights, deed tax, pre-development costs and engineering costs, are capitalized and allocated to development projects by the specific identification method. Costs are allocated to specific units within a project based on the ratio of the sales value of units to the estimated total sales value times the total project costs.

Costs of amenities transferred to buyers are allocated as common costs of the project that are allocated to specific units as a component of total construction costs. For amenities retained by us, costs in excess of the related fair value of the amenities are also treated as common costs. Results of operations of amenities retained by us are included in current operating results.

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

When the profitability of a current project deteriorates due to a slowdown in the sales pace, reduction of pricing or some other factor, this indicates that there may be a possible future loss on delivery and possible impairment in the recoverability of the assets. Accordingly, the assets of such project are subsequently reviewed for future losses and impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset’s carrying value, such deficit will be charged as a future loss and the asset will then be written down to its estimated fair value.

We determine estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, we use various factors including (a) the expected pace at which the planned number of units will be sold, based on competitive market conditions, historical trends in sales pace and actual average selling prices of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; (b) the estimated net sales prices expected to be attained based on the current market conditions and historical price trends, as well as any estimated increases in future sales prices based upon the projected rate of unit sales, the estimated time gap between presale and expected delivery, the impact of government policies, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; and (c) the expected costs to be incurred in the future by us, including, but not limited to, construction cost, construction overhead, sales and marketing, sales taxes and interest costs.

Our determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risk associated with the assets and related estimated cash flows. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows.

The properties held for sale consist of finished lots for single family home communities and custom homes located in Reno, Nevada, U.S., and finished condominium units located in Irvine, California, U.S., which were acquired in the second and third quarter of 2012, respectively.

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

Until redeemed in November 2014, the Convertible Note was convertible into the common shares at an initial conversion rate of US$3.00 per common share (equivalent to US$6.00 per our ADSs listed on NYSE). The conversion rate was subject to adjustment upon the occurrence of certain events. A holder of the Convertible Note could convert the Convertible Note, at its option, in integral multiples of US$100,000 principal amount at any time prior to the maturity date, of September 19, 2018. Given that the Convertible Note was debt in its legal form and not a derivative in its entirety, it was classified as other long-term debt as at December 31, 2013. See Note 12 - Other long-term debt: Convertible Note, in the notes to the consolidated financial statements included elsewhere in this annual report on Form 20-F. On November 7, 2014, we entered into a redemption agreement with TPG Asia, pursuant to which we agreed to redeem the Convertible Note in full prior to December 1, 2014 and TPG Asia granted a further waiver for the coverage ratio until December 1, 2014. On November 21, 2014, we redeemed the Convertible Note in full. See "B. Liquidity and Capital Resources - Debt Securities Issued in 2013 - Convertible Note," below.

Treasury Shares

We accounted for shares repurchased as treasury shares at cost in accordance to ASC Subtopic 505-30 (“ASC 505-30”), “ Treasury Shares ”. When we decide to retire the treasury shares, the difference between the original issuance price and the repurchase price may be allocated between additional paid-in capital and retained earnings.

On May 26, 2011, our Board of Directors unanimously authorized management to repurchase up to US$10 million of our shares within 12 months of the approval date. On June 19, 2012, we announced the approval of the repurchase of an additional US$20 million within 24 months of the approval date. On July 12, 2013, the Board of Directors unanimously authorized management to repurchase up to US$60 million of our shares from the approval date to the end of 2015. The Board of Directors also agreed to review our share repurchase program periodically and to adjust the amount authorized for repurchase as necessary. As of September 19, 2013, we had purchased a cumulative total of 14,264,896 treasury shares for a consideration of US$19,434,281 with a weighted average price of US$1.36 per share. On September 19, 2013, 12,000,000 out of the 14,264,896 treasury shares were issued to TPG Asia as part of the TPG private placement and we received gross proceeds of approximately US$32.88 million from the issuance of the common shares. As of December 31, 2014, we had a remaining balance of 11,290,586 treasury shares amounting to US$20,696,268.

Senior Secured Notes

On May 3, 2013, we issued notes with an aggregate principal amount of US$200,000,000 (the "May 2018 Senior Secured Notes") at a coupon rate of 13.25% per annum payable semi-annually. Interest is payable on May 3 and November 3 of each year, commencing November 3, 2013. The May 2018 Senior Secured Notes have a final maturity date of May 3, 2018. Given that the May 2018 Senior Secured Notes are debt in their legal form and are not a derivative in their entirety, they have been classified as other long-term debt. We have evaluated and determined that there was no embedded derivative requiring bifurcation from the May 2018 Senior Secured Notes under the requirements of ASC815 " Derivatives and Hedging ". The embedded optional redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the May 2018 Senior Secured Notes. The May 2018 Senior Secured Notes were issued at par.

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

For additional information regarding the May 2018 Senior Secured Notes and the June 2019 Senior Secured Notes, see "B. Liquidity and Capital Resources - Debt Securities Issued in 2013 - May 2018 Senior Secured Notes," and "- June 2019 Senior Secured Notes," below.

Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2014, 11 real estate development projects (Shandong International City Garden, Shandong Xinyuan Splendid, Henan Royal Palace, Xuzhou Colorful City, Henan Century East A, Henan Century East B, Henan Modern City, Henan Xin City, Suzhou International City Garden, Suzhou Xin City, Kunshan Royal Palace), which recognized gross profits in 2013, had changes in their estimated gross profit margins. As of December 31, 2014, each of these projects has a percentage of completion at 54.9% or more. As the unit sales and selling prices were on an upward trend during the year ended December 31, 2014, the Group revised upwards its prior estimates related to selling prices and total estimated sales values in conjunction with the change in total estimated costs, which led to a decrease of the percentage sold and thus a decrease in the recognized costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share increased by US$10.8 million (2012: US$19.9 million, 2013: US$54.3 million), US$8.1 million (2012: US$14.9 million, 2013: US$40.7 million), US$0.05 per share (2012: US$0.10 per share, 2013: US$0.28 per share), US$0.05 per share (2012: US$0.10 per share, 2013: US$0.27 per share), respectively, for the year ended December 31, 2014.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. We are currently in the process of evaluating the impact of the adoption of ASU 2014-09 on the consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15 (“ASU 2014-15”), Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this guidance is not expected to have a significant impact on our consolidated financial statements.

In June 2014, FASB issued Accounting Standards Update (“ASU”) No. 2014-12, Compensation – Stock Compensation (Topic 718); Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The amendments in this ASU apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. For all entities, the amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. Entities may apply the amendments in this ASU either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. Additionally, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. This ASU is not expected to have a material impact on our results of operations, cash flows or financial condition.

In March 2015, the FASB issued ASU 2015-03 (“ASU 2015-03”), Interest — Imputation of Interest (Subtopic 835-30) — Simplifying the Presentation of Debt Issuance Costs. The guidance is to simplify the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability and will make the presentation of debt issuance costs consistent with the presentation of debt discounts or premiums. The guidance is effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2015-03 on the consolidated financial statements.

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

In addition to our land acquisitions, we expect to incur material project development costs on the acquired land. Our cash needs can only be partially satisfied by construction loans and future cash flows from real estate projects under development in the upcoming fiscal year. To ensure that we have sufficient funds to secure attractive land parcels and cover material project development costs, which are vital to our growth strategy, we have chosen to maintain a certain level of cash reserves on hand. In addition, we are required to maintain restricted cash deposits by banks that provide loans to us and our customers. The amount of the restricted cash deposits will vary based on the amount of the related loans. As of December 31, 2014, approximately US$368.9 million, or 72.4% of our total cash balance reserve, were restricted cash.

Since our 2007 IPO, we have mainly been acquiring land parcels through public auctions in the PRC. For 2011 and 2012, we acquired two parcels of land for each year with an aggregate amount of US$125.4 million and US$206.8 million, respectively. During 2013, we acquired one parcel of land in Suzhou for the total amount of US$159.1 million. In 2014, we purchased parcels in Jinan City, Chengdu City and Changsha City for aggregate land use rights costs of approximately US$460.4 million..

Starting from second half of 2012, apart from public auctions, we adopted a negotiated land acquisition model as an additional approach to secure land in China. During 2012, we entered into three framework cooperation agreements with local governments relating to potential land acquisition opportunities, pursuant to which we paid advances in the aggregate amount of US$44.5 million to local governments. In 2013, we entered into two framework cooperation agreements with local governments and paid advances in the aggregate amount of US$333.1 million. These advances have been or will be deducted from land cost if we succeed in auction bids for the relevant properties. In 2013, we chose not to participate in the bidding for one parcel of land in Jiangsu Province through this new acquisition model; the advance payment and interest of US$28.6 million were refunded to us. An aggregate of total US$92.3 million of advance payments related to the remaining land parcels that we successfully acquired were transferred to land cost, including payments for three parcels of land in Xingyang for an aggregate price of US$39.7 million and two parcels of land in Zhengzhou for US$52.6 million In 2014, we entered into one framework cooperation agreement with a local government and paid advances in the aggregate amount of US$209.2 million. These advances have been or will be deducted from land cost if we succeed in auction bids. A total US$131.5 million of advance payments related to land parcels we successfully acquired were transferred to land cost, including payments for three parcels of land in Xingyang for the amount of US$27.1 million and two parcels of land in Xi’an for the amount of US$104.4 million. To date during 2015, we have acquired six parcels in Zhengzhou City and Tianjin City for aggregate land costs of approximately US$232.9 million. In 2013, we started to acquire parcels of land by acquisitions of the equity interests of companies holding land. In 2013, we purchased one parcel of land in Kunshan through acquisition of a local real estate company for an aggregate consideration of approximately US$93.1 million. In 2014, we purchased two parcels of land in Sanya City and Shanghai City through acquisition of local real estate companies for an aggregate consideration of approximately US$58.3 million US$149.4 million, respectively. To date during 2015, we have acquired one parcel in Jinan City through the acquisition of one company for consideration of US$14.1 million.

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

Cash Flows

	Year Ended December 31,
	2012	2013	2014
	(US$ in thousands)

Net cash provided by (used in) operating activities	182,721	(213,324)	(884,314)

Net cash (used in) investing activities	(354)	(99,962)	(15,892)

Net cash (used in) provided by financing activities	(6,782)	393,913	455,066

Net increase in cash and cash equivalents	175,585	80,627	(445,140)

Effect of exchange rate changes on cash and cash equivalents	1,402	10,287	(1,484)

Cash and cash equivalents at beginning of year	319,218	496,205	587,119

Cash and cash equivalents at end of year	496,205	587,119	140,495

Operating Activities

Net cash used in operating activities was US$884.3 million for the year ended December 31, 2014, primarily attributable to an increase in real estate property under development of US$762.2 million, an increase in amounts due from related party of US$124.1 million, an increase in other receivables of US$124.8 million and a decrease in income tax payable of US$58.5 million, partially offset by US$48.5 million in net income and an increase in accounts payable of US$157.3 million.

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

Net cash provided by operating activities was US$182.7 million for the year ended December 31, 2012, primarily attributable to US$158.1 million in net income, a decrease in real estate property under development of US$52.9 million, a decrease in accounts receivable of US$17.2 million, a decrease in real estate property development completed of US$22.1 million, an increase in other payables and accrued liabilities of US$13.2 million, partially offset by an increase in deposits for land use right of US$44.4 million, an increase in real estate property held for sale in Reno, Nevada and Irvine, California of US$11.2 million, a decrease in customer deposits of US$16.3 million and an increase in other receivables of US$13.7 million.

Proceeds from pre-sales of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sales proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sales are affected by a number of factors, including restrictions on pre-sales imposed by PRC law, market demand for our properties subject to pre-sales, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sales payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. At December 31, 2012, 2013 and 2014, we recorded current liabilities consisting of customer deposits of US$50.2 million, US$75.3 million and US$107.2 million, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash in flow to the extent possible.

Investing Activities

Net cash used in investing activities was US$15.9 million in the year ended December 31, 2014, and was mainly attributable to the acquisition of a subsidiary and purchase of property and equipment.

Net cash used in investing activities was US$100.0 million in the year ended December 31, 2013, and was mainly attributable to a US$91.3 million acquisition of a subsidiary.

Net cash used in investing activities was US$0.4 million in the year ended December 31, 2012, and was mainly attributable to the purchase of property and equipment.

Financing Activities

Net cash provided by financing activities was US$455.1 million in the year ended December 31, 2014, and was primarily attributable to the proceeds from short-term, long-term bank loans and other debt in the aggregate of US$873.9 million, partially offset by repayment of short-term and long-term bank loans and other short-term and other debt in the aggregate of US$186.6 million, an increase in restricted cash and deposit of US$177.0 million, repurchases of ADSs of US$24.7 million and dividend distributions of US$15.3 million.

Net cash provided by financing activities was US$393.9 million in the year ended December 31, 2013, and was primarily attributable to the proceeds from short-term, long-term bank loans and other long-term debt in the aggregate of US$836.4 million, and proceeds from the sale of common shares to TPG Asia VI SF Pte., Ltd. of US$32.8 million, partially offset by repayment of short-term and long-term bank loans and other short-term and other long-term debt in the aggregate of US$346.7 million, an increase in restricted cash of US$98.3 million, dividend distributions of US$14.7 million.

Net cash used in financing activities was US$6.8 million in the year ended December 31, 2012, and was primarily attributable to repayment of short-term and long-term bank loans in the aggregate of US$161.2 million, dividend distributions of US$8.8 million and repurchases of ADSs of US$5.7 million, partially offset by proceeds from short-term and long-term bank loans in the aggregate of US$159.2 million and a decrease in restricted cash of US$11.8 million.

Bank Borrowings and other debt

Bank borrowings and other debt are an important source of funding for our property developments. Our borrowings as of December 31, 2012, 2013 and 2014, respectively, were as follows.

	As of December 31,
	2012	2013	2014
	(US$)	(US$)	(US$)

Short-term bank loans and other debt	113,065,643	23,290,525	293,449,741

Long-term bank loans	35,000,000	32,803,556	52,296,127

Other debt	-	536,942,835	576,204,491

Current portion of long-term bank loans and other debt	166,081,678	217,964,262	586,841,245

Total	314,147,321	811,001,178	1,508,791,604

As of December 31, 2012, 2013 and 2014 the weighted average interest rate on our short-term bank loans was 5.31%, 7.2% and 7.62%, respectively. As of December 31, 2012, US$58.8 million of our short-term bank loans was denominated in Renminbi and secured by certain property certificates and certain bank deposits. The remaining US$25.0 million was denominated in U.S. dollars and was secured by the equivalent amount of RMB bank deposit. On August 31, 2012, a subsidiary of XIN Development Group Development Inc. purchased property in Brooklyn, New York for US$54.2 million, including a US$29.2 million mortgage loan from Beta Capital due on September 19, 2013 which was repaid in full on July 18, 2013. As of December 31, 2013, all of the short-term bank loans were denominated in Renminbi and are secured by the Group’s real estate properties held for lease with net book value of US$17,641,221. As of December 31, 2014, US$163.4 million of the short-term bank loans were denominated in Renminbi and are secured by associated land use rights and real estate under development. The remaining US$130.0 million was denominated in U.S. dollars and was secured by the equivalent amount of RMB bank deposit.

As of December 31, 2012, 2013 and 2014, the weighted average interest rate on our long-term bank loans, including their current portion, was 5.79% 6.29% and 7.43%, respectively. As of December 31, 2012, our long-term bank loans were denominated in US$, the two long-term loans from Agricultural Bank of China (Singapore), amounting to US$15.0 million and US$10.0 million, respectively, were denominated in U.S. dollars and secured by deposits of US$17.5 million and US$11.0 million. Pursuant to the loan contract with Industrial and Commercial Bank of Thai Limited, loans amounting to US$10.0 million, were denominated in U.S. dollars and secured by the deposits of the US$11.2 million. As of December 31, 2013, all of the long-term bank loans were denominated in Renminbi and were secured by the 100% equity interest of Henan Xinyuan Wanzhuo Real Estate Co., Ltd. and Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. As of December 31, 2014, all of the long-term bank loans were denominated in Renminbi and were secured by associated land use rights, real estate under development and the 100% equity interest of Henan Xinyuan Wanzhuo Real Estate Co., Ltd. and Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd.

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

Debt Securities Issued in 2013

During 2013, we issued approximately US$475.76 million aggregate principal amount of debt securities in three separate transactions. On May 3, 2013, we issued US$200 million aggregate principal amount of May 2018 Senior Secured Notes. On September 19, 2013 we issued the Convertible Note in the aggregate principal amount of approximately US$75.76 million together with 12,000,000 common shares to a single institutional investor. On December 6, 2013, we issued US$200 million aggregate principal amount of June 2019 Senior Secured Notes. The terms of each debt security are discussed in more detail below. We redeemed the Convertible Note in 2014. See "Convertible Note," below.

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

Senior Secured Notes

Our obligations under the May 2018 Senior Secured Notes and the June 2019 Senior Secured Notes and the indentures governing the May 2018 Senior Secured Notes and the June 2019 Senior Secured Notes (the “May 2018 Indenture”, and the “June 2019 Indenture”, respectively, and each, an "Indenture") have been guaranteed initially by certain of our wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and Xinyuan International (HK) Property Investment Co., Limited (the "Subsidiary Guarantors") and will be guaranteed by such other of our future subsidiaries in accordance with the terms of the applicable Indenture. Our obligations under the May 2018 Senior Secured Notes, the June 2019 Senior Secured Notes, the May 2018 Indenture and the June 2019 Indenture are secured by a pledge of the capital stock of our wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. and Xinyuan International Property Investment Co., Ltd., and the obligations of Xinyuan Real Estate, Ltd. as a Subsidiary Guarantor, are secured by a pledge of the capital stock of its wholly-owned subsidiaries, Victory Good Development Ltd., South Glory International Ltd. and Elite Quest Holdings Ltd.

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

In February 2015, pursuant to a consent solicitation to the holders of the May 2018 Secured Notes and the June 2019 Secured Notes, we amended the Indentures to give us additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include amendments that allow us to: (i) incur additional Indebtedness (as defined in the Indentures) in furtherance of our business plans; (ii) make certain Restricted Payments (as defined in the Indentures) and Permitted Investments (as defined in the Indentures); and (iii) make certain deemed Investments (as defined in the Indentures) without having to satisfy the Fixed Charge Coverage Ratio (as defined in the Indentures) requirement. The amendments also amend (i) the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant in the Indentures to the extent that we believe necessary as a result of the amendments to other covenants and (ii) the “Limitation on Asset Sales” covenant in the Indentures to remove the Fixed Charge Coverage Ratio requirement for Asset Dispositions (as defined in the Indentures). The amendments also amended certain related definitions in the Indentures.

Additional information regarding the May 2018 Secured Notes and the June 2019 Secured Notes is set forth below.

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

Following any Change of Control Triggering Event, we must make an offer to purchase all outstanding June 2019 Senior Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any to (but not including) the offer to purchase payment date. A “Change of Control Triggering Event” means the occurrence of both a Change of Control (as defined in the June 2019 Indenture) and specified decline in the ratings of the Notes within six month after the date of public notice of the occurrence of a Change of Control or the intention by us or any other person to effect a Change of Control.

Convertible Note

Pursuant to a Securities Purchase Agreement entered into on August 26, 2013, on September 19, 2013, we issued and sold the Convertible Note in the aggregate principal amount of US$75,761,009 and 12,000,000 common shares to TPG Asia. We received gross proceeds of approximately US$108,600,000 from the issuance of the Convertible Note and the shares. The Convertible Note bore interest at 5.00% per annum payable semi-annually in arrears, commencing March 19, 2014, and was convertible at the option of the holder at any time at an initial conversion price of $3.00 per common share, equivalent to $6.00 per ADS, subject to adjustments for share splits, reverse splits, share dividends and distributions, and certain issuances (or deemed issuances) of common shares or ADSs for consideration less than the conversion price then in effect, and certain Extraordinary Cash Dividends (as defined in the Convertible Note). The maturity date of the Convertible Note was September 19, 2018. Following a "Change of Control" or a "Fundamental Transaction" (as defined in the Convertible Note), we were required to make an offer to purchase all outstanding Convertible Note at a purchase price equal to 150% of the outstanding principal amount thereof plus accrued and unpaid interest to the payment date.

The Convertible Note contained certain financial covenants, including a covenant requiring that we maintain a Fixed Charge Coverage Ratio (as defined in the Convertible Note) of no less than 3.0 to 1.0, as determined on the last day of each fiscal quarter of each fiscal year for the four preceding fiscal quarters for which our consolidated financial statements available, and a limitation on the incurrence by us or our Restricted Subsidiaries (as defined in the Convertible Note) of any indebtedness except under certain limited circumstances. We and the holder of the Convertible Note agreed to waivers of those covenants beginning as of June 30, 2014 and, most recently, in connection with the redemption of the Convertible Note, through December 1, 2014. The Initial Subsidiary Guarantors were also guarantors of the Convertible Note and the shares of the subsidiaries pledged to secure our obligations under the Senior Secured Notes and the obligations of Xinyuan Real Estate Ltd. as guarantor of the Senior Secured Notes were also pledged to secure the Convertible Note.

On November 21, 2014, pursuant to a note redemption agreement entered into with TPG Asia, we redeemed the Convertible Note in full for a total redemption amount of $86,272,849 consisting of the entire outstanding principal balance, interest to the redemption date and debt extinguishment loss equal to the 13% of the outstanding principal amount. In connection with the redemption, we agreed with TPG Asia to waivers of the covenants requiring us to maintain a Fixed Charge Coverage Ratio (as defined in the Convertible Note) of not less than 3.0 to 1.0 and limiting our ability, and the ability of our Restricted Subsidiaries (as defined in the Convertible Note) to incur indebtedness, except under limited circumstances.

Capital Expenditures

Our capital expenditures were US$0.4 million, US$100.1 million and US$18.7 million in 2012, 2013 and 2014, respectively. Our capital expenditures in 2012, 2013 and 2014 were mainly used for acquisition of subsidiaries, building improvements, and purchase of aircraft, vehicles, fixtures and furniture and computer network equipment. The source of our capital expenditures is primarily the cash flow generated from operating activities.

 As of December 31, 2014, we had outstanding commitments with respect to non-cancelable construction contracts for real estate development in the amount of US$312.2 million.

C.	Research and Development, Patent and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

As of December 31, 2013 and 2014, we guaranteed mortgage loans in the aggregate outstanding amount of US$1,137.9 million and US$1,305.6 million, respectively.

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

We paid US$0.3 million, US$0.4 million and US$1.5 million to satisfy guarantee obligations related to customer defaults for the years ended December 2012, 2013 and 2014, respectively. The fair value of the guarantees is not significant and we consider that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in our consolidated financial statements.

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

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2014, our contractual obligations amounted to US$2,161.2 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated.

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(US$ in thousands)
Long-term debt obligations:
long-term bank loans	52,296	-	52,296	-	-
interest on long-term bank loans (1)	6,613	4,119	2,494	-	-
Other long-term debt	576,204	-	176,204	400,000	-
interest on other long-term debt (2)	221,050	56,053	118,676	46,321	-
current portion of long-term bank loan and other debt	586,841	586,841	-	-	-
interest on current portion of long-term bank loan and other debt (1)	53,455	53,455	-	-	-
Short-term debt obligations
short-term bank loans	293,450	293,450	-	-	-
interest on short-term debt obligations (3)	8,766	8,766	-	-	-
Operating lease obligations	13,447	6,467	4,399	1,055	1,526
Non-cancellable construction contract obligations	312,158	270,374	41,784	-	-
Capital lease obligations (4)	36,946	5,684	11,368	11,368	8,526
Total	2,161,226	1,285,209	407,221	458,744	10,052

(1)	Our long-term bank loans, including current portion, bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans, including current portion, is calculated based on the current interest rate of each loan, ranging from 5.84% to 9.1% per annum, using the PBOC benchmark rate of 6.0% as of December 31, 2014. Interest on the current portion of other debts calculated at a rate of ranging from 11.0% to 12.41% per annum.

(2)	Interest on other long-term debt is calculated based on the interest rates for relevant loans, ranging from 7.75% to 13.25% per annum.

(3)	Interest on short-term loans is calculated based on the interest rates for relevant loans, at a rate of 7.62% per annum.

(4)	In 2012, one of our subsidiaries entered into a capital lease agreement to lease an aircraft as described further below.

We have projected cash flows for each of our existing projects, considering a number of factors, including the relative stage of each of our projects under construction and our projects under planning and the demand for and the average selling prices of our projects. For any given project, we use cash early in the project life and generate cash later in the project life. Costs for land acquisition, site preparation, foundation, and early above-ground framing are all incurred before we obtain licenses from local governing authorities to enter into pre-sales activity. The construction of many of our projects is carried-out in phases, the timing of which is primarily determined by us based on the pace of the market demand for units in the project. Accordingly, after receiving the pre-sale permits relating to a project, we are in a better position to manage some of our construction activities to coincide with the timing of expected pre-sales. Since our 2007 IPO, we have mainly been acquiring land parcels through public auctions in the PRC. In 2009, we made our first land parcel acquisitions, acquiring five parcels of land for an aggregate land premium consideration of US$341.0 million. We did not acquire any additional property in 2010 and most of 2011. In the fourth quarter of 2011, we acquired two parcels of land for an aggregate consideration of US$125.4 million and paid in full by the end of 2012. During 2012, we acquired an aggregate of five properties in PRC and the U.S., consisting of two parcels of land in Beijing and Suzhou, and projects in Reno, Nevada, Irvine, California and Brooklyn, New York, for an aggregate consideration of US$278.4 million, See Note 8 to the consolidated financial statement contained elsewhere in this annual report on Form 20-F. During 2013, we acquired one parcel of land in Suzhou for the amount US$159.1 million. During 2014, we acquired three parcels of land in Jinan, Chengdu and Changsha in the amount of US$196.3 million, US$152.6 million and US$111.5 million, respectively.

Starting in 2012, we adopted a negotiated land acquisition model. We entered into three framework cooperation agreements with local governments in 2012, two such agreements in 2013 and one such agreement in 2014, all with local governments, relating to prospective land parcel planning and preparation, pursuant to which we paid advances in the aggregate amount of US$44.5 million, US$333.1 million and 209.2 million respectively. These advances have been or will be transfer to land cost through our success in auction bids. In 2013, we chose not to participate in the bidding for one parcel of land in Jiangsu Province through this negotiated land acquisition model; the advance payment and related interest of US$28.6 million were refunded to us, and total US$92.3 million of the advance payments related to the other land parcels successfully acquired were transferred to land cost, including three parcels of land in Xingyang for the amount of US$39.7 million and two parcels of land in Zhengzhou of US$52.6 million. In 2014, a total of US$131.5 million of advance payments related to the land parcels successfully acquired were transferred to land cost, including payments related to three parcels of land in Xingyang for the amount of US$27.1 million and two parcels of land in Xi’an for the amount of US$104.4 million.

In 2013, we started to acquire parcels of land by acquisitions of equity interests in companies. holding land In 2013, we purchased one parcel of land in Kunshan through acquisition of a local real estate company for an aggregate consideration of approximately US$93.1 million. In 2014, we purchased two parcels of land in Sanya City and Shanghai City through acquisition of local real estate companies for an aggregate consideration of approximately US$58.3 million US$149.4 million, respectively.

On October 23, 2012, Henan Xinyuan Real Estate Co., Ltd. ("Henan Xinyuan"), one of our subsidiaries, entered into a capital lease agreement with Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd. ("Minsheng") to lease an aircraft. Pursuant to the agreement, Minsheng purchased a Gulf 450 from Gulfstream Aerospace Corporation and leased the aircraft to Henan Xinyuan for a term of 96 months starting from September 12, 2013. We measured a capital lease asset and capital lease obligation at an amount equal to the present value of the minimum lease payments during the lease term, excluding the portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) as well as any profit thereon. As of December 31, 2014, we are contractually committed to pay the amount of US$36.9 million. See Note 22 to the consolidated financial statements contained elsewhere in this annual report on Form 20-F.

During 2013, we issued approximately US$475.76 million aggregate principal amount of debt securities in three separate transactions. On May 3, 2013, we issued US$200 million aggregate principal amount of May 2018 Senior Secured Notes that bear interest at a rate of 13.25% per annum . On September 19, 2013 we issued the Convertible Note in the aggregate principal amount of approximately US$75.76 million together with 12,000,000 common shares for aggregate proceeds to us of approximately US$106 million. The Convertible Note bears interest at a rate of 5% per annum. On December 6, 2013, we issued US$200 million aggregate principal amount of June 2019 Senior Secured Notes that bear interest at a rate of 13% per annum. On November 21, 2014, we redeemed the Convertible Note in full. The total cash redemption amount (including the principal, accrued interest up to and including November 21, 2014 and loss on extinguishment of debt amounted to US$86.27 million.

Although our cash flow was negative in 2014, we nevertheless believe our cash on hand, projected cash flow from operations, available construction loan borrowing capability, and potential access to capital markets, should be sufficient to meet our expected cash requirements, including our non-cancellable construction contract obligations and corporate aircraft capital lease obligations that are due on various dates through December 31, 2015, US$200 million principal amount of our May 2018 Senior Secured Notes due in May 2018 and US$200 million principal amount of our June 2019 Senior Secured Notes due in June 2019.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position
Yong Zhang	51	Director, Chairman of the Board
Xinqi Wang	47	Director and Chief Executive Officer
Yong Cui	40	Director and President
Yinfei Hao	65	Director and Executive Vice President
Huaiyu Liu	43	Chief Financial Officer
Huai Chen	63	Director
Thomas Gurnee	64	Director and Chairman of the Audit Committee
Yumin Liang	52	Director
Steve Sun	45	Director
Yuyan Yang	51	Director

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

Xinqi Wang was appointed our Chief Executive Officer effective September 2013 and a director of our company effective January 2014. Prior to joining our company, Mr. Wang served as Vice President for Wanda Commercial Properties Co., Ltd., one of China’s largest property enterprises, most recently serving as Vice President and General Manager of the Northern Projects Management Center.

Yong Cui has been a director of our company since August 2006 and was appointed our President effective September 2013. With a doctorate degree in finance from Renmin University of China, Mr. Cui has extensive experience in corporate finance. As discussed below in “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - B. Related Party Transactions, ” prior to his being appointed President, Mr. Cui provided consulting services to us with respect to, among other matters, the development of commercial real estates in China and residential real estate in the U.S. For the past five years, he worked at Beijing Runzheng Consulting Company as President, and he has served as an executive director of Winsway Enterprises Holdings Limited (formerly known as Winsway Coking Coal Holdings Limited. He resigned his position at Winsway Enterprises Holdings Limited on December 30, 2013.

Yinfei Hao was appointed as a director in December 2010. Ms. Hao is the Company’s Executive Vice President. She has broad connections in the real estate industry and has more than 38 years of working experience, including the last 28 years in government services. Ms. Hao holds a master’s degree in economics law, an MBA and a PhD in Management Science and Engineering. She has also received an Independent Director Certificate from the China Securities Regulatory Commission and National Accounting Institute. Ms. Hao also serves as senior officer of the Supreme People’s Procuratorate of the Peoples’ Republic of China. She is also a non-executive director of Pangang Group Vanadium Titanium & Resources Co., Ltd., and an external director and audit committee member of China National Cereals, Oils and Foodstuffs Corporation and China FAW Group Corporation.

Huaiyu Liu was appointed as our Chief Financial Officer effective April 9, 2015. Prior to joining our company, Mr. Liu served as the chief financial officer of Savills Asia Pacific since 2011. Its parent, Savills, is a global real estate service provider listed on the FTSE. From 2005-2011, Mr. Liu served as the Regional Finance Controller for the Asia region for Stena Envac, a European multinational focused on construction and engineering. In this role, he was responsible for all financial and accounting matters for Envac's Asia operations. Mr. Liu holds a Bachelor’s degree in Economics from Shenzhen University and an MBA from Cornell University and holds designations as a Certified Public Accountant– HKICPA and Chartered Accountant - ICAEW designations. Mr. Liu has extensive experience in finance, accounting, tax, and audit matters, and covered risk management, legal and compliance, strategic planning, and corporate development.

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

Thomas Gurnee was appointed to the board of directors of our company in December 2007 and from February 2009 through October 2013 served as our Chief Financial Officer. In 2015, Mr. Gurnee was appointed Audit Committee chair. Prior to joining Xinyuan, Mr. Gurnee was the Chief Financial Officer of GEM Services Inc., a semiconductor contract manufacturer based in China. Prior to that, Mr. Gurnee served as the president of Globitech Inc., a Texas-based epitaxial semiconductor wafer manufacturer, the Chief Financial Officer of Artest Inc., a California-based semiconductor test subcontractor, and the Chief Financial Officer of Sohu.com (NASDAQ: SOHU), a Beijing-based internet portal. He is also a member of the board of directors of eLong, Inc. Mr. Gurnee obtained his bachelors degree from Stanford University and master’s degree in business administration from the University of Santa Clara. His business address is 5920 Sky Terrace Court, Reno NV 89511.

Yumin Liang was appointed as a director in January 2014. Mr. Liang was appointed chairman of Henan Xinyuan Real Estate Co., Ltd., one of our subsidiaries, in July 2013. Prior to joining Xinyuan, Mr. Liang was the chairman of Zhengzhou Public Housing Investment Co. Ltd. Prior to that, Mr. Liang held progressive positions at the Zhengzhou Housing Management Bureau for approximately eighteen years.

Steve Sun was appointed a director of our company in September 2013. Mr. Sun is a Partner and Managing Director at TPG and is based in the firm's Hong Kong office. Prior to joining TPG, Mr. Sun was a Managing Director in the Principal Investment Area (PIA) of Goldman Sachs and focused on private equity investment in the Greater China region from 2006 to early 2011. Before joining Goldman Sachs, Mr. Sun was a Vice President at Morgan Stanley in Hong Kong from 2004 to 2006. Prior to that, he worked for General Electric in Connecticut and Citigroup in New York. Mr. Sun earned a Bachelor of Economics degree from Renmin University of China and an MBA with high distinction from University of Michigan. He is also a director of Phoenix Satellite Television Company Limited. His business address is 57/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong. Mr. Sun was appointed as the TPG Investor director pursuant to the TPG Securities Purchase Agreement.

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

 For the fiscal year ended December 31, 2014, the aggregate compensation to our executive officers, including all directors was US$9.1 million (which includes amounts paid to persons who are no longer serving as executive officers), and the aggregate compensation to our non-executive directors was US$0.4 million (which includes amounts paid to persons who are no longer serving as directors. As discussed below under “ - D. Employees” we made contributions of US$7.3 million to employee benefit plans for the fiscal year ended December 31, 2014.

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

As of December 31, 2014, 560,694 options remain issued and outstanding under the 2007 equity incentive plan. The following table summarizes the options granted to our current directors, executive officers, and other individuals as a group under our 2007 equity incentive plan that remain outstanding as of December 31, 2014.

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Grant Date	Date of Expiration
Yong Zhang	146,890	2.5	August 11, 2007	August 10, 2017

Other employees and consultants(1) as a group	413,803	2.5	August 11, 2007	August 10, 2017

(1)	None of these employees and consultants is a director or executive officer of our company.

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

On September 5, 2013, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 600,000 common shares to one employee, at an exercise price of US$2.92 per share. These options had a weighted average grant date fair value of US$1.0 per option and a total expected compensation cost, net of expected forfeitures, of US$602,604. These options had vesting periods based on length of service of 36 months and an expiration date expire no later than September 5, 2023. This share option was forfeited on November 15, 2013 because the employee resigned.

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

On June 25, 2014, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 600,000 common shares to one employee, at an exercise price of US$2.045 per share. These options have a weighted average grant date fair value of US$0.52 per option and a total expected compensation cost, net of expected forfeitures, of US$311,098. These options have vesting periods based on length of service of 36 months and will expire no later than June 25, 2024.

On June 30, 2014, under the 2007 Plan, the Company granted share options to purchase up to 907,000 common shares to six employees, at an exercise price of US$1.21 per share. These options have a weighted average grant date fair value of US$0.81 per option and a total expected compensation cost, net of expected forfeitures, of US$734,181. These options became vested and exercisable immediately upon grant.

As of December 31, 2014, 5,232,390 options were issued and outstanding under the 2007 plan and 1,201,944 shares remained eligible for future grants under the plan. The following table summarizes the options granted to our current directors, executive officers, and other individuals as a group under our 2007 Plan outstanding as of April 10, 2015.

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Grant Date	Date of Expiration
Yong Zhang	473,493	7.00	November 5, 2007	December 4, 2017
	570,000	1.21	June 30, 2014	June 29, 2024
Yuyan Yang	134,956	7.00	November 5, 2007	December 4, 2017
	400,000	1.21	December 13, 2010	December 12, 2020
	100,000	1.21	June 30, 2014	June 29, 2024
Thomas Gurnee	93,334	1.87	March 31, 2009	March 31, 2019
	200,000	1.26	February 26, 2015	February 25, 2025
Yong Cui	120,000	1.21	December 13, 2010	December 12, 2020
	170,000	1.21	June 30, 2014	June 29, 2024
Thomas Wertheimer(1)	100,000	1.64	November 12, 2012	November 11, 2022
	100,000	1.21	December 13, 2010	December 12, 2020
Huai Chen	100,000	1.64	November 12, 2012	November 11, 2022
	100,000	1.21	December 13, 2010	December 12, 2020
Anthony Walton(1)	200,000	1.60	November 13, 2012	November 12, 2022
Yumin Liang	600,000	2.11	July 1, 2013	June 30, 2023
Manbo He(2)	600,000	2.05	June 25, 2014	June 24, 2024
Huaiyu Liu	600,000	1.60	April 10, 2015	April 9, 2025
Other employees as a group(3)	183,607	7.00	November 5, 2007	December 4, 2017
	180,000	2.98	July 1, 2008	June 30, 2018
	134,000	1.21	December 13, 2010	December 12, 2020
	100,000	1.09	May 24, 2011	May 25, 2021
	100,000	1.64	November 12, 2012	November 11, 2022
	600,000	2.86	September 3, 2013	September 2, 2023
	33,000	1.21	June 30, 2014	June 29, 2024

(1) Mr. Wertheimer and Mr. Walton resigned from our Board of Directors effective December 31, 2014. Their options have been forfeited without exercise.

(2) Mr. He resigned as our Chief Financial Officer on April 9, 2015 and all of his options were forfeited upon his resignation.

(3) None of these employees is a director or executive officer of our company.

2014 Restricted Stock Unit Plan

Our Board of Directors adopted the Xinyuan Real Estate 2014 Restricted Stock Unit Plan, or the RSU Plan, effective May 23, 2014. The RSU Plan provides for discretionary grants of restricted stock units, or RSUs, to or for the benefit of participating employees. The purpose of the RSU Plan is to provide to us and our shareholders the benefits of the additional incentive inherent in the ownership of our common shares by selected employees, including selected employees of our subsidiaries who are important to the success and growth of our business, and to help us and our subsidiaries secure the services of those persons. The maximum number of shares that may be delivered to RSU Plan participants in connection with RSUs granted under the RSU Plan is 4,648,869, subject to adjustment if our outstanding common shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of our company through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction. All of our and our subsidiaries' employees and officers who are capable of contributing significantly to our successful performance, in the determination of the Compensation Committee of our Board of Directors, are eligible to be participants in the RSU Plan. Each eligible employee selected to participate may be granted an award of RSUs at such times and subject to such conditions as determined by the Compensation Committee.

Incentive Pool; Funding. Under the RSU Plan, we will establish a long-term incentive pool for participants for each fiscal year, a "Grant Year," based on our net income (or other performance goals) for the most recently completed prior fiscal year, a "Base Year." For Grant Year 2014, the target long-term incentive pool is 6.75% of the net income for Base Year 2013. According to the Plan, “Restricted Stock Units will be granted only if 70% or more of the target net income for the Base Year has been achieved or if 70% or more of the total target net income for the three fiscal years ending with the Base Year have been achieved.” The pre-condition for Grant Year 2014 was met and the RSUs have been granted accordingly. For Grant Year 2015, the target long-term incentive pool is 6.75% of net income for 2014. The long-term incentive pool will be funded for any Grant Year and RSUs will be granted only if 70% or more of the target net income for applicable Base Year has been achieved in the Grant Year or if 70% or more of the total target net income for the three fiscal years ending with the Base Year has been achieved. If neither of such targets is achieved for a Grant Year, no amount will be credited to the long-term incentive pool for that Grant Year and no RSUs will be awarded for the Grant Year. We have established a trust and we will deposit or cause to be deposited in the trust amounts of cash not exceeding the amount of the long-term incentive pool for a Grant Year. The trustee will use the funds to acquire in the open market or in private transactions that number of ADSs representing common shares as we direct over a period of time as we and the trustee determine.

Administration. The RSU Plan provides that it will be administered by one or more committees of our Board of Directors, which has designated the Compensation Committee to administer the RSU Plan. Subject to the provisions of the RSU Plan, the Compensation Committee has the discretionary authority and power to determine and designate those individuals selected to receive awards; determine the terms of awards, including the time at which each award will be granted and the number of common shares subject to each award; establish the terms and conditions upon which awards may be exercised, unlocked or paid (including any requirements that we or the participant satisfy performance criteria or performance objectives); prescribe, amend, or rescind any rules and regulations necessary or appropriate for the administration of the RSU Plan; correct any defect, supply any deficiency, and reconcile any inconsistency in the RSU Plan or in any related award or agreement; and make other determinations and take such other action in connection with the administration of the RSU Plan as it deems necessary or advisable.

Grant, Allocation and Unlocking of RSUs. During the Grant Year, the Compensation Committee will allocate to each participant a percentage of the long-term incentive pool, if any, for that Grant Year based on such factors as the Compensation Committee may determine from time to time in its discretion. A participant will be allocated RSUs based on the aggregate of common shares represented by ADSs purchased by the trustee for a Grant Year multiplied by the percentage of the long-term incentive pool allocated by the Compensation Committee to that participant for the Grant Year. Each RSU represents a right to receive one common share to be delivered or made available at the time or times specified in the award agreement, subject to a risk of cancellation and to the other terms and conditions set forth in the RSU Plan, the award agreement and any additional terms and conditions set by the Compensation Committee. At our election, RSUs may be settled by delivery of common shares or ADSs representing the number of common shares subject to the RSU.

Common shares (either in the form of common shares or ADSs) in respect of RSUs allocated to a participant will not be eligible to be withdrawn by a participant from the trust established pursuant to the RSU Plan for the period of time (the "lock-up period") set forth in the RSU Plan. Common shares or ADSs become "unlocked" and may be withdrawn or transferred from the trust at the election of a participant as follows: one-third after the first anniversary of the grant date, one-third after the second anniversary of the grant date, and one-third after the third anniversary of the Grant Date. In the event of (i) death, (ii) disability as the result of a work injury, (iii) retirement on or after age 60, in each case prior to termination of service, or (iv) subject to exceptions specified in the RSU Plan, the termination of employment or resignation by a participant, the locked portion of a participant's RSUs will continue to become unlocked on each subsequent anniversary of the Grant Date after such event. In the event of death, a participant's awards will be paid to his personal representative or estate as provided by applicable law. The locked portion of a participant's RSU award may be cancelled for no value for certain events specified in the RSU Plan. The Compensation Committee, in its sole discretion, may (but will not be required to) reallocate all or a portion of RSUs forfeited by a participant to a different participant or participants continuing in employment on such unlocking schedule as the Compensation Committee may determine. If we are party to a "Change of Control," as defined in the RSU Plan, the Board of Directors may determine to cancel each outstanding award after payment to participants of the fair market value of the common shares subject to the award at the time of the transaction constituting the Change of Control, provide for assumption of the awards or substitution of comparable awards by the surviving or acquiring company in the transaction, or accelerate the unlocking, in whole or in part, of the awards, subject to effectiveness of the transaction.

Amendments. Our Board of Directors may amend, suspend or terminate the RSU Plan or the Compensation Committee's authority to grant awards under the RSU Plan without the consent of participants; provided, however, that, without the consent of an affected participant, no such Board action may materially and adversely affect the rights of the participant under any outstanding award. The Compensation Committee may amend any outstanding award without the consent of the affected participant; provided, however, that, without such consent, no such action may materially and adversely affect the rights of the participant under any outstanding award. Unless earlier terminated by action of the Board of Directors, the RSU Plan will remain in effect until such time as no common shares remain available for delivery under the RSU Plan and we have no further rights or obligations with respect to outstanding awards under the RSU Plan.

On May 23, 2014, under the 2014 RSU Plan, we established a trust that is governed by a third party trustee and deposited US$7.0 million into the trust. The trustee used the funds to acquire 4,234,884 ordinary shares in the open market. Those ordinary shares have been granted to employees and directors, and vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares at the grant date was determined to be US$7,042,725 and such amount will be recognized as compensation expense using the straight-line method. As of December 31, 2014, US$1.4 million was recognized as share-based compensation expenses.

C.	Board Practices

Our board of directors currently has nine directors.

Committees of the Board of Directors

We have established four standing committees under the board of directors: the audit committee, the compensation committee, the corporate governance and nominating committee and the investment committee. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Thomas Gurnee (Chairman) and Mr. Huai Chen. Mr. Steve Sun has observer rights on the audit committee but is not a voting member of the committee. Under Section 303A of the NYSE Listed Company Manual, as a foreign private issuer, we are required to have an audit committee composed solely of independent directors. However, unlike U.S. listed companies, we are not required to have a minimum number of committee members and our audit committee members may be “independent” only as required by SEC Rule 10A-3 but need not meet the other independence test of NYSE Rule 303A. Our audit committee charter provides that the committee will consist of at least three directors, each of whom must meet applicable independence and financial literacy requirements of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has determined that Mr. Gurnee qualifies as an “audit committee financial expert” under applicable SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Yong Zhang (Chairman), Mr. Huai Chen, Mr. Steve Sun, and Mr. Yong Cui. Our compensation committee charter provides that the committee will be composed of at least three directors, at least half of whom will be independent as defined by the NYSE and any other applicable laws and regulations. All decisions are subject to simple majority approval. However, the committee may delete all or any portion of its duties and responsibilities to a subcommittee consisting of one or more members.

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Ms. Yinfei Hao, Mr. Huai Chen and Mr. Steve Sun.

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

Investment Committee. The investment committee consists of Mr. Yong Zhang (Chairman), Mr. Yong Cui, Mr. Steve Sun and Mr. Xinqi Wang (CEO). Mr. Huaiyu Liu (CFO) has observer rights on the investment committee but is not a voting member of the committee. The primary purpose of the committee is to oversee the company’s real property acquisition and developments and other strategic assets, including the review and approval of individual real property acquisitions. The committee has the power to approve, without further board action, land acquisitions where the consideration is cash, seller financing and/or conventional bank debt. The committee may also approve land acquisitions involving use of the company’s shares, options or warrants. In addition, the committee has the authority to approve acquisitions of assets, other than land, including shares in a third party or non-bank financial assets.

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

As of December 31, 2014, we had 1,007 full time employees. The following table sets forth the number of our full time employees categorized by function as of the period indicated:

	As of December 31,
	2012	2013	2014

Management	14	33	25
Finance	63	77	123
Planning and development	86	167	243
Project construction management	93	101	168
Sales and marketing	36	54	117
Property management	94	109	126
Administrative and human resources	75	107	183
Legal and audit	23	20	22
Total	484	668	1,007

During the year ended December 31, 2014, our subsidiary, Xinyuan Property Service Co., Ltd., also hired approximately 2,160 contract employees and temporary employees, most of whom provided security and housekeeping services relating to property management.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing funds, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2012, 2013 and 2014 was US$2,598,959, US$3,471,862 and US$7,328,091, respectively.

We have entered into confidentiality agreements with all of our employees.

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

E.             Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2015, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our common shares; and

•	all of our directors and executive officers as a group.

	Shares Beneficially Owned(1)
	Number	%
Directors, Executive Officers and Principal Shareholders:

Huai Chen (2)	166,000	*
Yong Cui (3)	526,280	*
Thomas Gurnee (4)	159,334	*
Yinfei Hao (5)	236,280	*
Yumin Liang (6)	259,070	*
Yanjun (Steve) Sun (7)	—	*
Xinqi Wang (8)	845,672	*
Yuyan Yang (9)	58,885,428	39.4%
Yong Zhang (10)	58,885,428	39.4%
All directors and executive officers as a group (11)	61,078,064	40.7%

TPG Group Holdings (SBS) Advisors, Inc. (12)	12,000,000	8.1%

* Beneficially owns less than 1% of our outstanding common shares.

(1)         Beneficial ownership includes voting or investment power with respect to the securities and, except as indicated below, each person named has sole voting and investment power with respect to the shares shown opposite his or her name. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of March 31, 2015. The percentage of beneficial ownership is based on 147,517,030 common shares outstanding as of March 31, 2015. In addition, for purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons had the right to acquire on or before March 31, 2015 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)         Represents 166,000 common shares issuable upon the exercise of options exercisable within 60 days.

(3)         Represents 290,000 common shares issuable upon the exercise of options exercisable within 60 days and 236,280 shares issued under RSUs scheduled to vest within 60 days held by Tongyv Ltd, a British Virgin Islands ("BVI") company wholly-owned and controlled by Mr. Cui.

(4)         Represents 159,334 common shares issuable upon the exercise of options exercisable within 60 days.

(5)         Represents 236,280 shares issued under RSUs scheduled to vest within 60 days.

(6)         Represents 200,000 common shares issuable upon the exercise of options exercisable within 60 days and 59,070 shares issued under RSUs scheduled to vest within 60 days held by Ruixin Real Estate Development Co., Ltd., a BVI company wholly-owned and controlled by Mr. Liang.

(7)         Mr. Sun was nominated to our board of directors by TPG Asia VI SF Pte. Ltd. in connection with TPG Asia VI SF Pte. Ltd.’s investment in our company in September 2013. The TPG group’s beneficial ownership of our common shares is described below in footnote 12.

(8)         Includes 236,280 shares issued under RSUs scheduled to vest within 60 days held by Innovation and Development Co., Ltd., a BVI company wholly-owned and controlled by Mr. Wang.

(9)         Includes 48,000,000 common shares owned by Yong Zhang, Ms. Yang's spouse; 1,043,492 common shares and 146,890 common shares issuable upon the exercise of options exercisable within 60 days that are held by Mr. Zhang and Shining Gold Trading Limited, a BVI company wholly-owned and controlled by Mr. Zhang ("Shining Gold"), respectively; 236,280 shares issued under RSUs scheduled to vest within 60 days held by Universal World Development Co., Ltd., a BVI company wholly-owned and controlled by Mr. Zhang ("Universal World"); 23,800 common shares owned by Star World Finance Limited, a BVI company wholly-owned and controlled by Ms. Yang ("Star World"); and 534,956 common shares and 100,000 common shares issuable upon the exercise of options exercisable within 60 days that are held by Ms. Yang and Star World, respectively. Mr. Zhang and Ms. Yang are deemed to be beneficial owners of each other’s shares.

(10)       Includes 8,800,000 common shares and 23,800 common shares owned by Yuyan Yang, Mr. Zhang's spouse, and Star World, respectively; 534,956 common shares and 100,000 common shares issuable upon the exercise of options exercisable within 60 days that are held by Ms. Yang and Star World, respectively; 1,043,492 common shares and 146,890 common shares issuable upon the exercise of options exercisable within 60 days that are held by Mr. Zhang and Shining Gold, respectively; and 236,280 shares issued under RSUs scheduled to vest within 60 days held by Universal World. Mr. Zhang and Ms. Yang are deemed to be beneficial owners of each other’s shares.

(11)       Includes 2,640,672 common shares issuable upon exercise of options exercisable within 60 days and 1,004,190 shares issued under RSUs scheduled to vest within 60 days.

(12)       Based on information in a Schedule 13D filed with the SEC on September 30, 2013 and amended on November 10, 2014 and November 24, 2014 by TPG Group Holdings (SBS) Advisors, Inc. (“Group Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102. Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole shareholder of TPG Asia GenPar VI Advisors, Inc., a Cayman Islands exempted company, which is the general partner of TPG Asia GenPar VI, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Asia VI SF AIV, L.P., a Prince Edward Island limited partnership, which is the sole shareholder of TPG Asia VI SF Pte., Ltd., a company formed under the laws of Singapore (“TPG Asia” or the “TPG Investor”), which directly holds 12,000,000 common shares (the "TPG Shares") and directly held our Convertible Note in an aggregate principal amount of $75,761,009, which, prior to redemption in November 2014, was convertible by TPG Asia in whole or in part into 25,253,670 common shares, subject to certain adjustments. Because of Group Advisors’ relationship to TPG Asia, Group Advisors may be deemed to be the beneficial owner of the TPG Shares. Messrs. Bonderman and Coulter are officers and sole stockholders of Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the TPG Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership” for our major shareholders.

In connection with the 2013 investment by the TPG group, one of our major shareholders, Mr. Yong Zhang, our Chairman, entered into a letter agreement dated as of September 19, 2013 with TPG Asia (the "Chairman's Letter"), pursuant to which Mr. Zhang agreed to certain contractual limitations on the transfer by him of our common shares which would constitute a Change of Control as defined in the Convertible Note and agreed to provide TPG Asia with tag-along rights in sales of common shares by the Chairman in certain limited circumstances. These provisions terminated when we redeemed the Convertible Note. Mr. Zhang also agreed, so long as the TPG Asia and its affiliates own at least 5% of our common shares on an as-converted basis, to use his reasonable best efforts to cause the TPG Investor Director to be elected to and not be removed from the board and to ensure the TPG Investor Director will be a member of our Investment Committee. These additional provisions remain in effect following redemption of the Convertible Note.

Our major shareholders do not have voting rights that are different from other shareholders.

There are three record holders in the U.S., including the depositary for our ADSs, holding, collectively, 51.4% our outstanding common shares, as of March 31, 2015.

B.    Related Party Transactions

Shareholders Agreement

We entered into a shareholders agreement, dated as of April 9, 2007, with Blue Ridge China Partners, L.P., ("Blue Ridge China"), EI Fund II China, LLC ("Equity International"), Mr. Yong Zhang, Ms. Yuyan Yang, Xinyuan Real Estate , Ltd., Burnham Securities and Mr. Joel Gardner. The agreement was amended and restated on October 31, 2007. Although the agreement remains in effect, many of its provisions have ceased to be effective as a result of our initial public offering, the passage of time, or the sale by Blue Ridge China and Equity International of all of their shares subject to the agreement. The rights and obligations under the terms of the agreement which are currently or were, during 2014, in effect are summarized below.

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

Cash Advances

As of December 31, 2014, we recorded balances due from employees in the amount of US$0.05 million as compared to US$0.06 million for 2013, which mainly represented cash advances paid to employees for their traveling expenses.

Consulting Agreements and other Agreements with Our Directors

Prior to 2013, we entered into a series of consulting agreements with a consulting company that is beneficially owned by Yong Cui (“Dr. Cui”), one of our directors. Under the agreements, we should to pay an annual fee of US$ 600,000 since 2012. On July 1, 2013, we entered into an employment agreement with Dr. Cui to employ him as our President from July 1, 2013 to June 30, 2016. Pursuant to the employment agreement, all the consulting agreements with Dr. Cui and his related company executed before July 1, 2013 was terminated. As of December 31, 2014, there were no balances due to Dr. Cui relating to the aforementioned terminated consulting agreements.

TPG Investment

As described elsewhere in this annual report on Form 20-F, on September 19, 2013, we issued an aggregate of 12,000,000 of our common shares and the Convertible Note with an aggregate principal amount of $75,761,009, to TPG ASIA upon completion of a private placement pursuant to a securities purchase agreement dated August 26, 2013 among us, TPG Asia and the guarantors named therein (the "TPG Securities Purchase Agreement"). We redeemed the Convertible Note on November 21, 2014. For a description of the terms of the Convertible Note, the other agreements and agreements entered into as part of the transaction, and the terms on which the Convertible Note was redeemed, see “Item 5. B. Liquidity and Capital Resources - Debt Securities Issued in 2013 - Convertible Note” and “Item 10. Additional Information - C. Material Contracts- Investment by TPG” included elsewhere in this annual report on Form 20-F.

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

Under our secured note which was repaid in full in April 2013, we were only permitted to pay dividends if our net income or cash flow exceeded specific thresholds and certain other conditions were satisfied. On June 20, 2011, all the conditions to pay dividends required by our secured note were satisfied and therefore, our board of directors approved and we paid a cash dividend of US$0.05 per common share, or US$0.10 per ADS. For 2012, our board of directors declared quarterly dividends in an aggregate amount of US$0.04 per ADS, which is equivalent to an annual cash dividend of US$0.02 per common share. For 2013, our board of directors declared quarterly dividends in an aggregate amount of US$0.05 per ADS, which is equivalent to an annual cash dividend of US$0.025 per common share. For 2014, we declared quarterly dividends of US$0.025 per common share payable to holders of record on May 30, 2014, September 2, 2014, December 2, 2014 and March 20, 2015. Any future payment of dividends will be subject to our board of directors’ discretion and the form, frequency and amount of any dividend will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

Year
2010	4.82	2.20
2011	2.92	1.55
2012	3.95	1.74
2013	7.44	3.60
2014	5.46	2.20

Quarter
First Quarter 2013	5.97	3.60
Second Quarter 2013	5.10	3.75
Third Quarter 2013	6.64	4.01
Fourth Quarter 2013	7.44	5.16
First Quarter 2014	5.46	4.36
Second Quarter 2014	5.29	3.80
Third Quarter 2014	4.29	2.90
Fourth Quarter 2014	3.23	2.20
First Quarter 2015	3.41	2.00
Second Quarter 2015 (through April 24, 2015)	3.57	2.95

Month
October 2014	3.23	2.64
November 2014	2.94	2.20
December 2014	2.95	2.25
January 2015	2.48	2.00
February 2015	3.18	2.01
March 2015	3.41	2.78
April 2015 (through April 24, 2015)	3.57	2.95

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Directors’ Fiduciary Duties and Powers. As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company-a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Island company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

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

Commercial Arrangements

On October 23, 2012, the Group entered into a capital lease agreement with Minsheng Hongtai (Tianjin) Aircraft Leasing Co., Ltd. to lease a corporate aircraft with a lease term of 8 years and a quarterly lease payment of US$1.4 million. According to the contract, the company will pay US$6.7 million to repurchase the jet and get the ownership after 8 years lease term ended. The corporate aircraft was delivered on September 12, 2013, and the capital lease commenced on September 15, 2013 (the “Commencement Date”).The Group measured a capital lease asset and capital lease obligation at an amount equal to the present value of the minimum lease payments during the lease term, excluding the portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) as well as any profit thereon. The effective interest rate for the capital lease obligation is 10.47%. As of December 31, 2014, the capital lease obligation was US$26.5 million.

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

Investment by TPG

On September 19, 2013, we issued an aggregate of 12,000,000 of our common shares and Convertible Note with an aggregate principal amount of $75,761,009, to TPG Asia, upon completion of a private placement pursuant to the TPG Securities Purchase Agreement. The Convertible Note and shares were issued without registration under the Securities Act pursuant to an exemption for transactions not involving any public offering. We received approximately US$108,600,000 of gross proceeds from the private placement. We redeemed the Convertible Note on November 21, 2014 for a total redemption amount of $86,272,849. For a description of the terms of the Convertible Note and the terms on which we redeemed the Convertible Note, see “Item 5. B. Liquidity and Capital Resources - 2013 Debt Securities - Convertible Note” included elsewhere in this annual report on Form 20-F.

Pursuant to the TPG Securities Purchase Agreement, subject to certain exceptions, we have agreed that so long as TPG Asia (including any transferee who has become a party to the Registration Rights Agreement discussed below) owns 10% or more of our common shares on an as converted basis, we will not issue any securities to any person unless we have offered TPG Asia the right to purchase up to its pro rata shares of such issuance at for the same per unit consideration and otherwise on the same terms and conditions. This pre-emptive right terminated when we redeemed the Convertible Note.

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

In connection with the transaction, Mr. Yong Zhang, our Chairman, entered into the Chairman's Letter, pursuant to which Mr. Zhang agreed to certain contractual limitations on the transfer by him of our common shares which would constitute a Change of Control as defined in the Convertible Note and agreed to provide TPG Asia with tag-along rights in sales of common shares by the Chairman in certain limited circumstances. The Chairman's letter provides that se provisions terminate upon the first date following the closing on which TPG Asia and its affiliates no longer own at least 10% of our common shares on an as-converted basis and, therefore, the provisions terminated when we redeemed the Convertible Note. The Chairman's Letter also provides that, until the earlier of the repayment or conversion in full of the Convertible Note, without the prior written consent of TPG Asia, Mr. Zhang will not enter into any business that is engaged in the purchase, development construction or improvement of real estate in China, subject to certain limited exceptions. These provisions also terminated when we redeemed the Convertible Note. Mr. Zhang also agreed, so long as TPG Asia and its affiliates own at least 5% of our common shares on an as-converted basis, to use his reasonable best efforts to cause the TPG Investor Director to be elected to and not be removed from the board and to ensure the TPG Investor Director will be a member of our Investment Committee.

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

In February 2015, pursuant to a consent solicitation to the holders of the May 2018 Secured Notes and the June 2019 Secured Notes, we amended the Indentures to give us additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include amendments that allow us to: (i) to incur additional Indebtedness (as defined in the Indentures) in furtherance of our business plans; (ii) make certain Restricted Payments (as defined in the Indentures) and Permitted Investments (as defined in the Indentures); and (iii) make certain deemed Investments (as defined in the Indentures) without having to satisfy the Fixed Charge Coverage Ratio (as defined in the Indentures) requirement. The amendments also amend (i) the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant in the Indentures to the extent that we believe necessary as a result of the amendments to other covenants and (ii) the “Limitation on Asset Sales” covenant in the Indentures to remove the Fixed Charge Coverage Ratio requirement for Asset Dispositions (as defined in the Indentures). The amendments also amended certain related definitions in the Indentures.

D.	Exchange Controls

Under current PRC foreign exchange rules, after complying with certain procedural requirements and producing commercial documents evidencing relevant transactions, RMB is convertible into other currencies without prior approval from SAFE only for current account items, such as trade related payments, interest and dividends, etc. The conversion of RMB into other currencies and remittance of the converted foreign currency outside the PRC under capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local office. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local office. Under the SAFE regulations, PRC companies and individual may repatriate foreign currency revenues received from abroad back to China or they may retain the foreign currency revenues abroad. The term and conditions for both alternatives are subject to provisions further provided by SAFE in accordance with international receipts and payments and the needs of foreign exchange administration. These restrictions could affect our ability to obtain foreign currency through debt or equity financing, or for capital expenditures.

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

People’s Republic of China Taxation

The PRC Corporate Income Tax Law, or the CIT Law, and the Implementation for the CIT Law issued by the PRC State Council, became effective as of January 1, 2008. The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for the CIT Law, a “de facto management body” is defined as a body that has material and overall management and control of the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. On April 22, 2009, the State Administration of Taxation issued the Circular 82, which was retroactively effective as of January 1, 2008. Under this notice, an overseas incorporated domestically controlled enterprise will be recognized as a PRC resident enterprise if it satisfies all of the following conditions: (i) the senior management responsible for daily production/ business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and shareholder meetings, etc., are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC. Further, the State Administration of Taxation issued Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarified certain issues relating to the determination of PRC tax resident enterprise status, post-determination administration and the authorities responsible for determining offshore-incorporated PRC tax resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the in-charge tax authorities from an offshore-incorporated PRC tax resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC tax resident enterprise. However, as Circular 82 and Bulletin 45 only apply to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents or non-PRC enterprises such as our company. It is not clear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

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

In the event that we are deemed to be a PRC resident enterprise under the CIT Law (see discussion under “-People’s Republic of China Taxation”), you may be subject to PRC withholding taxes on dividends paid to you with respect to the common shares or ADSs. Subject to generally applicable limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. However, such foreign tax credit may be disallowed, if the U.S. Holder has held such shares for less than a specified minimum period during which the U.S. Holder is not protected from risk of loss, or is obligated to make payments related to the dividends. The rules relating to the U.S. foreign tax credit are complex and U.S. Holders may be subject to various limitations on the amount of foreign tax credits that are available. In addition, if the dividends are taxed as qualified dividends (as discussed above), the amount of the dividend taken into account for purposes of calculating a U.S. Holder's foreign tax credit limitation will generally be limited to the gross amount of the taxable dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

Passive Foreign Investment Company

Based on the composition of our assets and income, although not free from doubt, we do not believe we were a PFIC in 2014 and do not expect to be a PFIC for U.S. federal income tax purposes with respect to our current taxable year or the foreseeable future. The determination of PFIC status is dependent upon the composition of all income and assets and, in addition, we must make a separate determination at the close of each taxable year as to whether we are a PFIC. Changes in the nature of our income, assets or activities, or a decrease in the share price of the common shares or ADSs, may cause us to be considered a PFIC in the current or any subsequent year. Accordingly, we cannot assure you that we were not a PFIC for the year ended December 31, 2014 or will not be a PFIC for the current taxable year ending December 31, 2015 or any future taxable years.

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

If we are a PFIC for any year during which a U.S. Holder holds the common shares or ADSs, the U.S. Holder generally will be subject to the rules described in the above paragraph for that year and for all succeeding years during which the U.S. Holder holds such shares or ADSs. These adverse tax consequences may be mitigated if the U.S. Holder is eligible to and does elect to annually mark-to-market the common shares or ADSs. If a U.S. Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the ADSs or common shares at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs or common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the ADSs or common shares will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. The ADSs are listed on the NYSE, and we expect, although no assurance can be given, that they will be regularly traded on the NYSE. The stock of any of our subsidiaries that are PFICs, however would not be eligible for the mark-to-market election.

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

Foreign Exchange Risk

We and our subsidiaries are principally engaged in real estate development and the provision of property management services in the PRC. We started U.S. business operations, which is mainly residential real estate development, as well as resale, in 2012. The functional currency of our PRC subsidiaries is the Renminbi, while that of our subsidiaries in the U.S. is U.S. dollars. Our reporting currency is the U.S. dollar. We translate the PRC operating results using the average exchange rate for the year and we translate the PRC financial position at the year-end exchange rate. The PRC subsidiaries’ significant net asset position as of December 31, 2014 coupled with the fact that the RMB strengthened against the US$ during the year ended December 31, 2014, resulted in foreign exchange translation losses. The foreign currency translation losses recognized in our other comprehensive income amounted to ($3.4) million for the year ended December 31, 2014.

A significant portion of our revenues is denominated in RMB. However, we have substantial U.S. dollar denominated obligations, including the obligation to pay interest and principal on our secured debt and capital commitments to support our U.S. business operations. Accordingly, any significant fluctuation between the RMB and the U.S. dollar could expose us to foreign exchange risk. We do not currently hedge our exchange rate exposure. We evaluate such risk from time to time and may consider engaging in hedging activities in the future to the extent we deem appropriate. Such hedging arrangements may require us to pledge or transfer cash and other collateral to secure our obligations under the agreements, and the amount of collateral required may increase as a result of mark-to-market adjustments.

The RMB is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 1, 2005, the PRC government changed its previous policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since July 21, 2005, this change in policy has resulted in an approximately 26.1% appreciation of the RMB against the U.S. dollar through December 31, 2014. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any appreciation of the RMB against the U.S. dollar or any other foreign currencies would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert foreign currencies into RMB for such purposes. Any significant depreciation in the exchange rates of the RMB against the U.S. dollar could adversely affect the value of any dividends paid by us to our shareholders, which would be funded by RMB but paid in U.S. dollars. There can be no assurance that any future movements in the exchange rate of the RMB against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition (including our ability to pay dividends). A significant depreciation in the RMB against major foreign currencies may have a material adverse impact on our results of operations, financial condition and share price because our reporting currency is the U.S. dollar and our ADSs are expected to be quoted in U.S. dollars, whereas our revenues, costs and expenses are largely denominated in RMB.

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

Our indebtedness consists primarily of short-term and long-term bank borrowings, secured debt and the Convertible Note. As of December 31, 2014, we had US$293.4 million of short-term borrowings, all of which, except for US$130.0 million of loans from The Bank of East Asia, Bank of China Tokyo Branch and ICBC (Asia), are denominated in RMB and bear interest rates ranging from 7.2% per annum to 12.5% per annum, with a weighted average interest rate at such date of 7.62%. US$280.0 million of long-term bank loans, including current portions of long-term bank loans, bear floating interest rates, which are based on 100% to 142% of PBOC benchmark rates in the following years. US$25.7 million of long-term debt, including current portions of long-term debt bear floating interest rates, which are based on Libor benchmark rates in the following years. The PBOC regulates the interest rates of our Renminbi-denominated borrowings. The PBOC-published benchmark one-year lending rate in China, which directly affects the property mortgage rates offered by commercial banks in China, as at December 31, 2012, 2013 and 2014 was 6.00%, 6.00% and 5.60% respectively. As of December 31, 2014, the principal amount of our aggregate outstanding variable rate debt, including long-term bank loans, was US$435.7 million. A hypothetical 1% increase in annual interest rates would increase our interest cost by approximately US$4.4 million per year based on our debt level at December 31, 2014. The senior secured notes and other debt, except the above-mentioned US$25.7 million of floating rate debt, bear fixed interest rates and therefore, interest rate risk is low.

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

As of December 31, 2014, we had outstanding guarantees of mortgages in the principal amount of US$1,305.6 million. If a purchaser defaults on the payment of its mortgage during the term of the guarantee, the mortgage lending bank may require us to repay the outstanding amount under the loan plus any accrued interest. In this event, although we are able to retain the customer’s deposit and sell the property to recover any amounts paid by us to the bank, there can be no assurance that we would be able to sell the property at a price equal to or greater than the amount we paid on the defaulting purchaser’s outstanding loan amount and any accrued interest thereon. We paid US$1.5 million to satisfy guarantee obligations related to customer defaults for the year ended December 31, 2014.

During parts of 2011 and 2012 we offered certain homebuyers seller-financing arrangements. All the homebuyers entered into such arrangement were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via our management reporting procedures. We provided longer payment terms, ranging between six months to two years to particular home buyers after applying strict credit requirements based on our credit policy. In the second half of 2012, execution of seller-financed contracts dropped significantly. From the fourth quarter of 2012, we stopped offering seller-financed contracts to second home buyers. Commencing in the second quarter of 2014, the Group again offer seller-financed contracts. As of December 31, 2014, there is no concentration of credit risk with respect to receivables. We do not have a significant exposure to any individual debtor. In 2014, banks in the PRC have tightened the conditions on which credit and mortgage loans are extended to homebuyers. We noticed that the mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks, which increases receivables from individual homebuyers.

As of December 31, 2014, our cash and cash equivalents totaled US$140.5 million and restricted cash totaled US$368.9 million, predominately deposited in accounts maintained with state-owned bank within the PRC. We have not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Inflation

Inflation has not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 5.4%, 2.6% and 2.0% in 2012, 2013 and 2014, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this annual report, we have not been materially affected by any inflation or deflation.

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

The depositary may remit to us all or a portion of the depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the deposit agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2014, the depositary reimbursed us US$246,513 with respect to certain fees and expenses.

The table below sets forth the types of expenses that the depositary has agreed to reimburse and the amounts reimbursed in 2014.

Category of Expenses	Amount Reimbursed in the Year Ended December 31, 2014
(US$)
Investor relations marketing	246,513
Legal	-
Total	246,513

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rule 13a-15(e) of the Exchange Act as of the end of the period covered by this report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in certain respects, primarily due to the material weakness in our internal controls, as discussed below, to ensure that information required to be disclosed by our company in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the SEC rules and forms, and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013 Framework), our management concluded that our internal control over financial reporting was not effective as of December 31, 2014 due to the existence of a material weakness, as described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Incomplete investment criteria relating to our stock investment process; and inadequate segregation of duties over initiation and execution of stock investment transactions, insufficient evidence of proper authorization of stock investment transactions and ineffective monitoring of our stock portfolio, which could result in potential material misappropriation of our assets.

•	We do not have a robust policy governing the type, amount and nature of the investments that can be purchased with company funds. In addition, no authority limits of what can be bought or sold, stop loss limits, diversification requirements, and risk profile guidelines have been established;

•	We have not designed and implemented a chart of authority for the investment department;

•	We have not ensured that there is proper segregation of duties between the individuals that can initiate, approve or authorize investments made by the investment department;

•	We did not retain evidence of proper authorization of the investments that were acquired during the year ended December 31, 2014;

•	We have not effectively monitored the stock investment portfolio’s performance during the year ended December 31, 2014.

All the factors listed above could lead to potential material misappropriation of our assets, which would result in a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis.

Management Remediation Plan

We have engaged in, and will continue to engage in, substantial efforts to address the material weakness in our internal control over financial reporting. Our audit committee will continue to monitor the remediation plan to address the material weakness noted in this evaluation of our internal controls over financial reporting.

To remediate the material weakness described above, we have implemented or plan to implement the remedial measures described below.

a)	Design and implement a detailed policy for the investment department that has defined authority limits of what can be bought or sold, stop loss limits, diversification requirements i.e. specific industries, and risk profile guidelines;

b)	Establish a chart of authority for the investment department that segregates the duties between the individuals that can initiate, approve or authorize investments to be acquired;

c)	Create and execute controls surrounding the initiation and approval of trading transactions where the trading staff has to compare the investment they would like to purchase against our investment policy. If allowed for by the policy, the trading staff has to complete a form detailing the nature, amount and type of investment, and submit it to the head of the investment department to review and approve before any trading transaction can be carried out;

d)	The investment department will prepare a robust package that includes a list of all trading transactions, analysis of the performance of the stock portfolio and planned investment strategy for the next quarter, which will be presented to the Investment Committee on a quarterly basis. The Investment Committee will monitor the investments purchased and the performance of the stock portfolio during its quarterly meeting with the investment department and written minutes will be taken of such meetings;

e)	Provide additional training to our investment department relating to internal control over financial reporting criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and the requirements of the Public Company Accounting Oversight Board (United States).

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of XIN Eco Marine Group Properties Sdn Bhd, which is included in the 2014 consolidated financial statements of the Company and constituted US$9.8 million and US$9.7 million of total and net assets, respectively, as of December 31, 2014 and nil and nil of revenues and net income, respectively, for the year then ended.

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein.

Changes in Internal Control over Financial Reporting

Other than certain of the remedial measures described in “Management Remediation Plan” above that were completed in 2014, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2014, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Xinyuan Real Estate Co., Ltd.

We have audited Xinyuan Real Estate Co., Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). Xinyuan Real Estate Co., Ltd. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness related to the lack of controls surrounding the stock investment process.

As indicated in the accompanying Report of Management on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of XIN Eco Marine Group Properties Sdn Bhd, which is included in the 2014 consolidated financial statements of Xinyuan Real Estate Co., Ltd and subsidiaries and constituted US$9.8 million and US$9.7 million of total and net assets, respectively, as of December 31, 2014 and nil and nil of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Xinyuan Real Estate Co., Ltd. and subsidiaries also did not include an evaluation of the internal control over financial reporting of XIN Eco Marine Group Properties Sdn Bhd.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Xinyuan Real Estate Co., Ltd. and subsidiaries has not maintained effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Xinyuan Real Estate Co., Ltd. and subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2014 of Xinyuan Real Estate Co., Ltd. and subsidiaries. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2014 consolidated financial statements, and this report does not affect our report dated April 27, 2015, which expressed an unqualified opinion on those consolidated financial statements.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

April 27, 2015

PART III

ITEM 16.             [RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Thomas Gurnee, the chairman of our audit committee, qualifies as an audit committee financial expert under applicable SEC rules.

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

	For the Year Ended December 31,
	2012	2013	2014
	US$	US$	US$
Audit fees (1)	1,014,986	1,166,957	1,284,512
Audit-related fees (2)	-	480,987	170,617
Tax fees (3)	-	26,000	-
All other fees (4)	-	32,381	-

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the quarterly procedures performed for our comparative interim financial statements.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for assurance and related services. In 2013, such services principally included a SAS 100 review of the Company’s June 30, 2013 financial statements rendered in connection with our Form F-3 filing in November 2013 and other assurance services in connection with the issuances of our Senior Secured Notes in May and December 2013, respectively. In 2014, such services consisted principally of a SAS 100 review of the Company’s June 30, 2014 financial statements incorporated by reference into the F-3 registration statement and the issuance of their consent in the Form S-8 filing in September 2014.

(3)	“Tax fees” represents the aggregated fees billed in 2013 for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

(4)	“All other fees” means the aggregate fees billed in 2013 for the advisory services in connection with our preparation of the XBRL Exhibits relating to 2012 Form 20-F.

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee. Our audit committee has adopted a project-by-project approach in pre-approving proposed services. All requests or applications for services to be provided by our independent auditors require a detailed description of the services to be rendered and will be presented to our audit committee for pre-approval.

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

The following table sets forth a summary of our repurchase of our ADSs made from January 1, 2014 to December 31, 2014.

Period	Total Number of ADSs Purchased(1)(2)(3)	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (1)(2)	Approximate U.S. Dollar Value of ADSs that May Yet Be Purchased Under the Programs
March 1 through March 31	1,539,714	4.94	8,672,162	62,954,932
June 1 through June 30	911,752	4.18	9,583,914	59,143,997
August 1 through August 31	630,515	3.59	10,214,429	56,878,151
November 1 through November 30	647,085	2.61	10,861,514	55,187,575
December 1 through December 31	783,779	2.85	11,645,293	52,954,932
Total	4,512,845	3.90	11,645,293	52,954,932

(1)	In 2014, we repurchased 2,248,283 ADSs pursuant to the 2012 authorization.
(2)	In 2014, we repurchased 2,264,562 ADSs pursuant to the 2013 authorization.
(3)	Our ADS to common share ratio is one ADS for two common shares.
(4)	Pursuant to a note redemption agreement entered into with TPG Asia, on November 21, 2014 we redeemed the Convertible Note in full for a total redemption amount of $86,272,849 consisting of the entire outstanding principal balance, interest to the redemption date and an additional amount equal to the 13% of the outstanding principal amount. At the time we redeemed the Convertible Note, it was convertible into 25,253,670 common shares, subject to certain adjustments.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

The NYSE Listed Company Manual requires that the board of directors of a listed company consist of a majority of independent directors, as defined by the NYSE from time to time. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of directors of a corporation to be independent. As of the date of this annual report, the majority of our directors are not independent directors as defined by the NYSE. Our board is currently composed of nine directors, four of whom are current officers of the company or one of its subsidiaries and two of whom are former executive officers of our company. Under NYSE rules, all non-management directors are required to meet periodically in executive session, without any members of management present. The corporate governance practice in our home country does not require such meetings and, accordingly, our non-management directors do not meet in executive session.

The NYSE Listed Company Manual requires each issuer to have a nominating and corporate governance committee and a compensation committee composed entirely of independent directors. In addition, each of those committees must have a written charter setting out, at a minimum, certain prescribed duties. The corporate governance practice in our home country, the Cayman Islands, does not require the implementation of a compensation committee, nor a nominating and corporate governance committee, nor does it require any such committees to be comprised solely of independent directors. We have established a separate compensation committee and a nominating and corporate governance committee. However, neither of the committees consists solely of independent directors. Each committee has a written charter which is available on our corporate website. However, the committees have not adopted and implemented all of the duties prescribed for such committee by the NYSE.

The NYSE Listed Company Manual requires listed companies to have an audit committee that satisfies the requirements of Section 10A of the Exchange Act. As a foreign private issuer, we are not required to comply with certain other NYSE rules related to audit committees, including the requirements to have a minimum of three members and that the members satisfy the additional "independence" standards of Section 303A.02 of the New York Stock Exchange Listed Company Manual. Our audit committee has, as of the date of this annual report, two members, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act, and one such member qualifies as an “audit committee financial expert” under applicable SEC rules.

In addition to the board governance rules described above, the NYSE Listed Company Manual requires shareholder action in connection with certain share issuances by a listed company. Specifically, shareholder approval is required in connection with an issuance of an amount of equity securities equal to or greater than 20% of the outstanding voting power or equity interest of the company, subject to limited exceptions. Shareholder approval is also required for the adoption of or material revision to an equity compensation plan, which is defined as a plan or other arrangement that provide for the delivery of equity securities of the company to any employee, director or other service provider as compensation for services. Our home country corporate governance does not require shareholder action in either situation and, accordingly, such actions may be taken on behalf of our company with just board or board committee action.

ITEM 16H.	MINE SAFETY

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Xinyuan Real Estate Co., Ltd. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 3.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)
1.2	Amendment to Amended and Restated Articles of Association of Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 99.5 to the registrant’s Form 6-K (File No. 001-33863 ) filed with the SEC on December 10, 2009)
2.1	Deposit Agreement, dated as of December 11, 2007, among Xinyuan Real Estate Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and holders of American Depositary Shares (incorporated by reference to Exhibit 2.5 to Amendment No. 1. to the registrant’s annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)
2.2	Indenture, dated as of May 3, 2013, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Collateral Agent (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on May 7, 2013)
2.3	Indenture Supplement No. 2, dated as of February 12, 2014, among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedules I thereto as the Subsidiary Guarantors to the Indenture, dated as of May 3, 2013 with respect to the registrant’s 13.25% May 2018 Senior Secured Notes (incorporated by reference to Exhibit 2.3 to the registrant’s Annual Report on Form 20-F (File No. 001-33863) filed with the SEC on April 25, 2014)
2.4	Indenture Supplement No. 3 dated as of February 13, 2015, among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedules I thereto as the Subsidiary Guarantors to the Indenture, dated as of May 3, 2013 with respect to the registrant’s 13.25% May 2018 Senior Secured Notes (incorporated by reference to Exhibit 99.3 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on February 13, 2015)
2.5	Global note representing the May 2018 Senior Secured Notes (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.3 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on May 7, 2013)
2.6	Indenture, dated as of December 6, 2013, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule 1 thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agreement (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 9, 2013
2.7	Indenture Supplement No. 1 dated as of February 13, 2015, among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedules I thereto as the Subsidiary Guarantors to the Indenture, dated as of May 3, 2013 with respect to the registrant’s 13% June 2019 Senior Secured Notes (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on February 13, 2015)
2.8	Global note representing the 13% June 2019 Senior Secured Notes (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 9, 2013)

4.1	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)
4.2	2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)
4.3*	2014 Xinyuan Real Estate 2014 Restricted Stock Unit Plan
4.4	Amended and Restated shareholders agreement, dated as of October 31, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd., Xinyuan Real Estate Co., Ltd. and, to the extent set forth herein, Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.10 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)
4.5	Form of confidentiality and non-competition agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.19 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)
4.6	English Summary of the Capital Lease Agreement dated as of October 23, 2012, by and among Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd., and Henan Xinyuan Real Estate Co., Ltd. (Original Language: Chinese) (incorporated by reference to Exhibit 4.7 to the registrant’s Annual Report on Form 20-F (File No. 001-33863), filed with the SEC on April 15, 2013)
4.7	English Summary of the Guarantee Agreement dated as of October 23, 2012, by and among Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd., Xinyuan (China) Real Estate , Ltd. and Henan Xinyuan Real Estate Co., Ltd. (Original Language: Chinese) (incorporated by reference to Exhibit 4.8 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 (File No. 001-33863), filed with the SEC on April 15, 2013)
4.8	Securities Purchase Agreement, dated as of August 26, 2013, among Xinyuan Real Estate Co., Ltd , the guarantors named therein and TPG ASIA VI SF PTE. LTD. (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)
4.9	Registration Rights Agreement, dated as of September 19, 2013, between Xinyuan Real Estate Co., Ltd. and TPG ASIA VI SF PTE. LTD. (incorporated by reference to Exhibit 99.5 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)
4.10	Letter Agreement, dated September 19, 2013, between Yon Zhang and TPG ASIA VI SF PTE. LTD. (incorporated by reference to Exhibit 99.6 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)
8.1*	Subsidiaries of Xinyuan Real Estate Co., Ltd.
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1*	Consent of Ernst & Young Hua Ming LLP
101*	The following materials from Xinyuan Real Estate Co., Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2014 formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Consolidated Statement of Operations, (ii) the Condensed Consolidated Balance Sheet, (iii) the Condensed Consolidated Statement of Stockholders’ Equity, (iv) the Condensed Consolidated Statement of Cash Flows, and (v) Notes to the Condensed Consolidated Financial Statements.

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Xinqi Wang
Name:	Xinqi Wang
Title:	Chief Executive Officer

Date: April 27, 2015

Xinyuan Real Estate Co., Ltd. and Subsidiaries

As of December 31, 2013 and 2014

For the years ended December 31, 2012, 2013 and 2014

Report of Independent Registered Public Accounting Firm

 The Board of Directors and Shareholders of Xinyuan Real Estate Co., Ltd.

We have audited the accompanying consolidated balance sheets of Xinyuan Real Estate Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xinyuan Real Estate Co., Ltd. and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Xinyuan Real Estate Co., Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2015 expressed an adverse opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

April 27, 2015

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2013 and 2014

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2013	December 31, 2014
		US$	US$
ASSETS

Current assets
Cash and cash equivalents		587,119,126	140,494,754
Restricted cash		250,097,761	368,874,458
Short-term investments	3	-	6,008,477
Accounts receivable		8,528,170	15,456,502
Other receivables		10,591,113	134,818,502
Restricted deposit	10	11,514,048	69,357,738
Deposits for land use rights		297,388,837	299,739,435
Other deposits and prepayments		103,789,900	152,289,464
Advances to suppliers		15,316,645	29,786,612
Real estate properties held for sale	4	5,524,041	1,185,217
Real estate properties development completed	4	21,260,288	12,308,999
Real estate properties under development (including real estate properties under development of the variable interest entities (“VIEs”) to be used only to settle obligations of the VIEs of nil and US$548,404,278 as of December 31, 2013 and December 31, 2014, respectively)	4	932,518,706	1,714,575,052
Amounts due from related party	18	820,089	125,374,349
Amounts due from employees	18	59,226	50,057
Other current assets		-	139,043

Total current assets		2,244,527,950	3,070,458,659

Real estate properties held for lease, net	5	60,410,181	69,223,748
Property and equipment, net	6	46,706,000	46,475,725
Other long-term investment	7	241,648	241,648
Investment in joint ventures	8	5,945,471	4,225,629
Deferred tax assets	15	10,191,103	13,641,608
Deferred charges		9,048,940	16,677,352
Other assets		5,028,299	10,581,865

TOTAL ASSETS		2,382,099,592	3,231,526,234

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - (continued)

As of December 31, 2013 and 2014

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2013	December 31, 2014
		US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable (including accounts payable of the Consolidated VIEs without recourse to the primary beneficiary of nil and US$40,259,520 as of December 31, 2013 and December 31, 2014, respectively)		194,403,214	351,505,821
Short-term bank loans and other debt (including short-term bank loans and other debt of the Consolidated VIEs without recourse to the primary beneficiary of nil and US$65,370,159 as of December 31, 2013 and December 31, 2014, respectively)	10	23,290,525	293,449,741
Customer deposits	14	75,285,403	107,163,398
Income tax payable (including income tax payable of the Consolidated VIEs without recourse to the primary beneficiary of nil and US$517,631 as of December 31, 2013 and December 31, 2014, respectively)		121,642,262	62,429,274
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiary of nil and US$125,420 as of December 31, 2013 and December 31, 2014, respectively)	15	78,957,834	91,202,159
Other payables and accrued liabilities (including other payables and accrued liabilities of the Consolidated VIEs without recourse to the primary beneficiary of nil and US$5,769,652 as of December 31, 2013 and December 31, 2014, respectively)	17	73,446,326	74,088,090
Payroll and welfare payable (including payroll and welfare payable of the Consolidated VIEs without recourse to the primary beneficiary of nil and US$1,744,275 as of December 31, 2013 and December 31, 2014, respectively)		19,637,838	18,456,857
Current portion of long-term bank loans and other debt (including current portion of long-term bank loans and other debt of the Consolidated VIEs without recourse to the primary beneficiary of nil and US$208,789,155 as of December 31, 2013 and December 31, 2014, respectively)	11,12	217,964,262	586,841,245
Current maturities of capital lease obligations	13	2,745,647	3,010,201
Mandatorily redeemable non-controlling interest	2(a)	-	4,486,027

Total current liabilities		807,373,311	1,592,632,813

Long-term bank loans (including long-term bank loans of the Consolidated VIEs without recourse to the primary beneficiary of nil and US$13,074,032 as of December 31, 2013 and December 31, 2014, respectively)	11	32,803,556	52,296,127
Deferred tax liabilities	15	9,384,619	9,825,083
Unrecognized tax benefits	15	16,313,513	14,005,004
Other long-term debt (including other long-term debt of the Consolidated VIEs without recourse to the primary beneficiary of nil and US$69,050,361 as of December 31, 2013 and December 31, 2014, respectively)	12	536,942,835	576,204,491
Capital lease obligations, net of current maturities	13	26,646,215	23,499,642
Mandatorily redeemable non-controlling interests	2(a)	-	2,451,381
Total liabilities		1,429,464,049	2,270,914,541

Commitments and contingencies	22

Shareholders’ equity
Common shares, US$0.0001 par value:
Authorized-500,000,000 shares; shares issued and outstanding-147,019,802 shares for 2014 (2013: 156,012,492 shares)	19	15,828	15,831
Treasury shares	19	(3,085,481)	(20,696,268)
Additional paid-in capital		534,936,597	530,670,112
Statutory reserves		68,547,200	72,829,487
Retained earnings		244,310,439	273,254,963
Accumulated other comprehensive income	24	107,910,960	104,557,008

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity		952,635,543	960,631,133

Non-controlling interest	25	-	(19,440)

Total equity		952,635,543	960,611,693

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,382,099,592	3,231,526,234

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2012, 2013 and 2014

(All amounts stated in US$, except for number of shares data)

		Year ended December 31
	Notes	2012	2013	2014
		US$	US$	US$
Revenue:
Real estate sales, net of sales taxes of US$54,487,403 in 2012, US$52,090,833 in 2013 and US$53,185,957 in 2014		898,048,522	874,926,633	892,825,892
Real estate lease income		3,253,768	5,989,766	4,936,186
Other revenue		13,496,262	16,821,657	21,985,595

Total revenue		914,798,552	897,738,056	919,747,673

Costs of revenue:
Cost of real estate sales		(611,570,163)	(590,935,635)	(650,573,170)
Cost of real estate lease income		(1,542,912)	(1,596,231)	(3,173,215)
Other costs		(21,650,195)	(6,208,324)	(23,835,732)

Total costs of revenue		(634,763,270)	(598,740,190)	(677,582,117)

Gross profit		280,035,282	298,997,866	242,165,556
Selling and distribution expenses		(17,942,114)	(20,724,181)	(39,493,575)
General and administrative expenses		(38,829,308)	(64,498,306)	(105,622,486)

Operating income		223,263,860	213,775,379	97,049,495
Interest income		9,018,626	11,681,487	14,577,322
Interest expense		-	(16,862,532)	(28,200,767)
Loss on extinguishment of debt	12	-	-	(9,848,931)
Net realized gain on short-term investments	3	-	-	3,128,014
Unrealized gain on short-term investments	3	-	-	122,033
Exchange gains		-	-	706,108
Other income		-	1,538,968	3,212,606
Share of loss of equity investee	8	-	(117,188)	(1,691,897)

Income from operations before income taxes		232,282,486	210,016,114	79,053,983

Income taxes	15	(74,174,627)	(83,659,850)	(30,557,618)

Net income		158,107,859	126,356,264	48,496,365
Net income attributable to non-controlling interest	25	(1,110,264)	-	19,365

Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders		156,997,595	126,356,264	48,515,730

Earnings per share:
Basic	20	1.09	0.87	0.32
Diluted	20	1.08	0.85	0.29

Shares used in computation:
Basic	20	144,258,862	145,733,028	151,935,765
Diluted	20	144,731,014	149,464,556	177,118,235

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	24	2,150,412	25,910,940	(3,354,027)

Comprehensive income		160,258,271	152,267,204	45,142,338
Less: comprehensive income attributable to non-controlling interest		(1,119,828)	-	19,440

Comprehensive income attributable to Xinyuan Real Estate Co., Ltd. shareholders		159,138,443	152,267,204	45,161,778

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2012, 2013 and 2014

(All amounts stated in US$, except for number of shares data)

	Year ended December 31
	2012	2013	2014
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	158,107,859	126,356,264	48,496,365
Adjustments to reconcile net income to net cash provided by operating activities:
Gain from liquidation of two subsidiaries, net of tax	(12,110,793)	-	-
Depreciation and amortization	2,513,268	3,137,122	6,998,122
Stock-based compensation expenses	2,151,844	427,989	2,736,313
Deferred tax (benefit)/expense	(3,594,893)	(24,396,928)	9,437,344
Amortization of deferred financing cost	-	640,565	1,620,695
Share of loss in an equity investee	-	117,188	1,691,897
Exchange gains	-	-	(706,108)
Changes in unrecognized tax benefit	-	7,083,038	(2,228,532)
Loss on extinguishment of debt (Note 12)	-	-	9,848,931
Net realized gain on short-term investments	-	-	(3,128,014)
Unrealized gain on short-term investments	-	-	(122,033)
Proceeds from disposal of short-term investments	-	-	76,528,665
Purchase of short-term investments	-	-	(79,264,198)
Others	-	70,061	166,750

Changes in operating assets and liabilities:
Accounts receivable	17,220,316	(5,271,522)	(6,932,612)
Real estate properties held for sale	(11,191,200)	5,667,159	4,338,824
Real estate properties development completed	22,118,122	2,337,904	8,932,570
Real estate properties under development	52,894,501	13,062,014	(762,186,342)
Real estate properties held for lease	(7,360,525)	(37,843,406)	(11,052,625)
Advances to suppliers	2,564,900	(3,888,968)	(14,484,990)
Other receivables	(13,732,838)	18,068,583	(124,825,380)
Deposits for land use rights	(44,357,138)	(247,456,209)	(3,411,626)
Other deposits and prepayments	(909,736)	(50,252,524)	(48,556,579)
Other current assets	112,640	162,309	(138,513)
Amounts due from related party	-	(807,019)	(124,099,452)
Amounts due from employees	(112,097)	77,030	8,921
Other assets	721,082	(305,640)	(4,427,986)
Accounts payable	9,315,426	(54,094,569)	157,267,231
Customer deposits	(16,283,668)	23,156,867	32,027,383
Income tax payable	8,800,739	42,740,736	(58,549,759)
Other payables and accrued liabilities	13,219,557	(40,364,427)	842,663
Payroll and welfare payable	2,616,195	9,604,240	(1,142,361)
Accrued interest	17,333	(1,352,000)	-

Net cash provided by/(used in) operating activities	182,720,894	(213,324,143)	(884,314,436)

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

	Year ended December 31
	2012	2013	2014
	US$	US$	US$
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of properties held for lease and property and equipment	21,252	831,029	39,011
Purchase of property and equipment	(375,256)	(3,481,806)	(5,932,847)
Acquisition of subsidiary, net of cash acquired (Note 9)	-	(91,342,920)	(9,997,800)
Interests in an equity investee	-	(5,967,905)	-

Net cash used in investing activities	(354,004)	(99,961,602)	(15,891,636)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	98,812	5,060,918	1,080,530
Issuance of treasury shares (Note 2 (ab))	-	32,792,232	-
Purchase of shares under Restricted Stock Unit (“RSU”) plan	-	-	(7,042,725)
Purchase of treasury shares (Note 19)	(5,708,281)	(5,767,159)	(17,610,787)
Dividends to shareholders	(8,769,530)	(14,724,740)	(15,288,919)
Distribution to non-controlling interest shareholders	(2,231,328)	-	-
Decrease/(increase) in restricted cash	11,847,846	(98,268,476)	(177,026,061)
Repayments of short-term bank loans and current portion of long-term bank loans	(135,216,321)	(269,462,794)	(63,657,978)
Proceeds from short-term bank loans and current portion of long-term bank loans	124,209,385	80,831,640	483,446,420
Repayment of long-term bank loans	(26,012,362)	(8,070,189)	-
Proceeds from long-term bank loans	35,000,000	146,877,442	52,096,830
Proceeds from other short-term debt	-	-	162,802,592
Repayment of other short-term debt	-	(29,200,000)	-
Repayment of other long-term debt	-	(40,000,000)	(122,973,761)
Proceeds from other long-term debt	-	608,703,539	175,592,700
Capital lease payments	-	(5,274,409)	(2,765,286)
Proceeds from non-controlling interests	-	-	6,910,970
Loss on extinguishment of debt (Note12)	-	-	(9,848,931)
Deferred charges	-	(9,585,309)	(10,649,965)

Net cash (used in)/provided by financing activities	(6,781,779)	393,912,695	455,065,629

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	175,585,111	80,626,950	(445,140,443)

Effect of exchange rate changes on cash and cash equivalents	1,401,530	10,287,380	(1,483,929)
Cash and cash equivalents, at beginning of period	319,218,155	496,204,796	587,119,126

CASH AND CASH EQUIVALENTS, AT END OF PERIOD	496,204,796	587,119,126	140,494,754

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Incomes taxes paid	77,493,303	63,850,859	94,316,553
Interest paid	20,066,214	32,710,830	141,052,901

SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING ACTIVITIES
Purchase of property and equipment through capital lease	-	29,391,862	-

The accompanying notes are an integral part of these consolidated financial statements.

 XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2012, 2013 and 2014

(All amounts stated in US$, except for number of shares data)

	Number of Shares	Common Shares	Treasury Shares	Additional Paid-in Capital	Statutory Reserves	Retained Earnings / (Accumulated Deficit)	Accumulated Other Comprehensive Income / (Loss) (Note 24)	Total	Non-controlling Interest	Total
		US$	US$	US$	US$	US$	US$	US$	US$	US$
BALANCE AT DECEMBER 31, 2011	145,863,676	15,341	(7,958,841)	509,713,488	33,579,209	19,418,841	79,859,172	634,627,210	1,111,494	635,738,704

Exercise of share options	166,372	17	-	98,795	-	-	-	98,812	-	98,812
Treasury share repurchases (Note 19)	(4,091,650)	-	(5,708,281)	-	-	-	-	(5,708,281)	-	(5,708,281)
Other comprehensive income	-	-	-	-	-	-	2,140,848	2,140,848	9,564	2,150,412
Stock-based compensation expenses	-	-	-	2,151,844	-	-	-	2,151,844	-	2,151,844
Net income	-	-	-	-	-	156,997,595	-	156,997,595	1,110,264	158,107,859
Appropriation to statutory reserves	-	-	-	-	16,043,108	(16,043,108)	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(8,769,530)	-	(8,769,530)	-	(8,769,530)
Distribution to non-controlling interest shareholders	-	-	-	-	-	-	-	-	(2,231,322)	(2,231,322)

BALANCE AT DECEMBER 31, 2012	141,938,398	15,358	(13,667,122)	511,964,127	49,622,317	151,603,798	82,000,020	781,538,498	-	781,538,498

Exercise of share options	4,703,810	470	-	6,101,049	-	-	-	6,101,519	-	6,101,519
Treasury share repurchases (Note 19)	(2,629,716)	-	(5,767,159)	-	-	-	-	(5,767,159)	-	(5,767,159)

Shares issued to TPG Asia VI SF Pte. Ltd(Note 2(ab))	12,000,000	-	16,348,800	16,443,432	-	-	-	32,792,232	-	32,792,232
Other comprehensive income	-	-	-	-	-	-	25,910,940	25,910,940	-	25,910,940
Stock-based compensation expenses	-	-	-	427,989	-	-	-	427,989	-	427,989
Net income	-	-	-	-	-	126,356,264	-	126,356,264	-	126,356,264
Appropriation to statutory reserves	-	-	-	-	18,924,883	(18,924,883)	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(14,724,740)	-	(14,724,740)	-	(14,724,740)

BALANCE AT DECEMBER 31, 2013	156,012,492	15,828	(3,085,481)	534,936,597	68,547,200	244,310,439	107,910,960	952,635,543	-	952,635,543

Exercise of share options	33,000	3	-	39,927	-	-	-	39,930	-	39,930
Treasury share repurchases (Note 19)	(9,025,690)	-	(17,610,787)	-	-	-	-	(17,610,787)	-	(17,610,787)

Shares repurchased under RSU plan	-	-	-	(7,042,725)	-	-	-	(7,042,725)	-	(7,042,725)

Other comprehensive loss	-	-	-	-	-	-	(3,353,952)	(3,353,952)	(75)	(3,354,027)
Stock-based compensation expenses	-	-	-	2,736,313	-	-	-	2,736,313	-	2,736,313
Net income	-	-	-	-	-	48,515,730	-	48,515,730	(19,365)	48,496,365
Appropriation to statutory reserves	-	-	-	-	4,282,287	(4,282,287)	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(15,288,919)	-	(15,288,919)	-	(15,288,919)

BALANCE AT DECEMBER 31, 014	147,019,802	15,831	(20,696,268)	530,670,112	72,829,487	273,254,963	104,557,008	960,631,133	(19,440)	960,611,693

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2014 and

For the years ended December 31, 2012, 2013 and 2014

(All amounts stated in US$, except for number of shares data)

1. Background information of business and organization

Xinyuan Real Estate Co., Ltd. (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in residential real estate development and the provision of property management services. The Group’s operations are conducted mainly in the People’s Republic of China (“PRC”). In 2012, the Group expanded its business into the U.S. residential real estate market and established Vista Sierra, LLC, XIN Irvine, LLC and 421 Kent Development, LLC to acquire three projects in Reno, Nevada, Irvine, California and Brooklyn, New York, respectively. On April 6, 2012 and September 25, 2012, Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd. and Henan Wanzhong Real Estate Co., Ltd., subsidiaries of the Company, were liquidated, respectively. On October 18, 2013, Kunshan Xinyuan Real Estate Co., Ltd. (“Kunshan Xinyuan”) acquired a 100% equity interest in Jiangsu Jiajing Real Estate Co., Ltd. On January 27, 2014, Xinyuan (China) Real Estate, Ltd. acquired a 100% equity interest in Sanya Beida Science and Technology Park Industrial Development Co., Ltd. (“Sanya Beida”). On April 11, 2014, Kunshan Xinyuan acquired a 100% equity interest in Shanghai Junxin Real Estate Co., Ltd. (Shanghai Junxin). The Sanya Beida and Shanghai Junxin acquisitions were accounted for as asset acquisitions. Pursuant to the Share Transfer Agreement entered into by Kunshan Xinyuan and CITIC Trust Co., Ltd. (“CITIC”) on May 27, 2014, 49% of the equity interest in Shanghai Junxin was transferred to CITIC. Pursuant to the Share Transfer Agreement entered into by Shandong Xinyuan and Shenzhen Ping’an Dahua Huitong Wealth Management Co., Ltd. (“Ping’an”) on June 24, 2014, 5% of the equity interest in Jinan Wanzhuo was transferred to Ping’an. Pursuant to the Share Transfer Agreement entered into by Xinyuan (China) Real Estate, Ltd. and Shenzhen Lianxin Investment Management Co., Ltd. (“Lianxin”) on September 15, 2014, 25% of the equity interest in Changsha Xinyuan Wanzhuo Real Estate Co., Ltd. (“Changsha Wanzhuo”) was transferred to Lianxin. In December 2014, the Group expanded its business into the Malaysia residential real estate market through acquisition of 100% equity interest in XIN Eco Marine Group Properties Sdn Bhd (formerly named EMG Group Properties Sdn Bhd) (see Note 9).

As of December 31, 2014, subsidiaries of the Company and its consolidated variable interest entities included the following entities:

Company Name	Registered Place and Date of Incorporation	Paid-up Capital RMB’000			Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:

Xinyuan International Property Investment Co., Ltd.	Cayman Islands October 6, 2011	US$	500	*	100%	Investment holding company

Xinyuan International (HK) Property Investment Co., Limited.	Hong Kong October 26, 2011	HK$	3,000	*	100%	Investment holding company

XIN Development Group International Inc.	United States November 10, 2011	US$	0	*	100%	Investment holding company

Xinyuan Real Estate, Ltd. (“Xinyuan”)	Cayman Islands January 27, 2006	US$	50,000	*	100%	Investment holding company

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

As of December 31, 2013 and 2014 and

For the years ended December 31, 2012, 2013 and 2014

(All amounts stated in US$, except for number of shares data)

South Glory International Ltd.	Hong Kong January 17, 2001	HK$	10	*	100%	Investment holding company

Victory Good Development Ltd.	Hong Kong January 17, 2001	HK$	10	*	100%	Investment holding company

Elite Quest Holdings Ltd.	Hong Kong November 19, 2001	HK$	10	*	100%	Investment holding company

XIN Irvine, LLC	United States July 12, 2012	US$	50	*	100%	Real estate development

Vista Sierra, LLC	United States May 1, 2012	US$	0	*	100%	Real estate development

XIN Development Management East, LLC	United States August 28, 2012	US$	1	*	100%	Property management services

XIN NY Holding, LLC	United States August 29, 2012	US$	1	*	100%	Investment holding company

421 Kent Development, LLC	United States August 29, 2012	US$	1	*	100%	Real estate development

Xinyuan Sailing Co., Ltd.	Hong Kong June 21, 2013	HK$	3,000	*	100%	Investment holding company

AWAN Plasma Sdn Bhd **	Malaysia April 16, 2007	MYR	33,577	*	100%	Real estate development

XIN Eco Marine Group Properties Sdn Bhd **	Malaysia July 9, 2014	MYR	33,217	*	100%	Investment holding company

Zhengzhou Yasheng Construction Material Co., Ltd.	PRC October 22, 2013	US$	50,000	*	100%	Sales of construction material

Zhengzhou Jiasheng Real Estate Co., Ltd.	PRC December 2, 2013	US$	60,000	*	100%	Real estate development

Zhengzhou Yusheng Landscape Design Co., Ltd.	PRC December 25, 2013	US$	70,000	*	100%	Landscaping engineering and management

Xinyuan (China) Real Estate, Ltd. (“WFOE”)	PRC April 10, 2006	US$	307,000	*	100%	Investment holding company

Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”)	PRC May 19, 1997		200,000		100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

As of December 31, 2013 and 2014 and

For the years ended December 31, 2012, 2013 and 2014

(All amounts stated in US$, except for number of shares data)

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

As of December 31, 2013 and 2014 and

For the years ended December 31, 2012, 2013 and 2014

(All amounts stated in US$, except for number of shares data)

Beijing Heju Construction Material Co., Ltd.	PRC January 16, 2009	30,000	100%	Real estate development

Xinyuan Renju (Beijing) Asset Management Co., Ltd.	PRC January 16, 2009	30,000	100%	Real estate development

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (“Jiantou Xinyuan”)	PRC June 13, 2005	10,000	100%	Real estate development

Beijing Xinyuan Priority Real Estate Consulting Co., Ltd.	PRC March 8, 2012	30,000	100%	Real estate consulting services

Henan Xinyuan Priority Commercial Management Co., Ltd.	PRC August 10, 2012	2,000	100%	Leasing management services

Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC September 20, 2012	200,000	100%	Real estate development

Jiangsu Jiajing Real Estate Co., Ltd.	PRC March 28, 2005	150,000	100%	Real estate development

Beijing Xinyuan Jiye Real Estate Co., Ltd.	PRC February 17, 2013	200,000	100%	Real estate development

Beijing XIN Media Co., Ltd.	PRC July 10, 2013	10,000	100%	Culture and Media services

Xingyang Xinyuan Real Estate Co., Ltd.	PRC July 25, 2013	200,000	100%	Real estate development

APEC Construction Investment (Beijing) Co., Ltd.	PRC August 1, 2013	100,000	100%	Dormant

Zhengzhou Shengdao Real Estate Co., Ltd.	PRC October 14, 2013	20,000	100%	Real estate development

Beijing Xinxiang Huicheng Decoration Co., Ltd.	PRC October 18, 2013	10,000	100%	Property decoration services

Xinrongji (Beijing) Investment Co., Ltd.	PRC December 25, 2013	100,000	100%	Dormant

Sanya Beida Science and Technology Park Industrial Development Co., Ltd. ***	The PRC January 10, 2014	200,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

As of December 31, 2013 and 2014 and

For the years ended December 31, 2012, 2013 and 2014

(All amounts stated in US$, except for number of shares data)

Chengdu Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC February 21, 2014	50,000	100%	Real estate development

Kunming Huaxia Xinyuan Real Estate Co., Ltd.	PRC May 27, 2014	100,000	80%	Real estate development

Zhengzhou Hengsheng Real Estate Co., Ltd.	PRC June 19, 2014	20,000	100%	Real estate development

Beijing Xinyuan Xindo Park E-commerce Co., Ltd.	PRC August 12, 2014	202,000	100%	Electronic commerce

Beijing Economy Cooperation Ruifeng Investment Co., Ltd.	PRC September 15, 2014	20,000	90%	Real estate development

Tianjin Xinyuan Real Estate Co., Ltd.	PRC September 17, 2014	100,000	100%	Real estate development

Xi'an Xinyuan Metropolitan Business Management Co., Ltd.	PRC November 25, 2014	3,000	100%	Property management services

Beijing Xinleju Technology Development Co., Ltd.	PRC December 24, 2014	10,000	100%	Real estate brokerage

VIEs:
Jinan Xinyuan Wanzhuo Real Estate Co., Ltd. (“Jinan Wanzhuo”)	PRC December 4, 2013	300,000	95%	Real estate development

Shanghai Junxin Real Estate Co., Ltd. (“Shanghai Junxin”)	PRC January 16, 2014	5,000	51%	Real estate development

Changsha Xinyuan Wanzhuo Real Estate Co., Ltd. (“Changsha Wanzhuo”)	PRC April 3, 2014	100,000	75%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

As of December 31, 2013 and 2014 and

For the years ended December 31, 2012, 2013 and 2014

(All amounts stated in US$, except for number of shares data)

* Expressed in US$’000, HK$’000 or MYR ’000

** Acquired on December 29, 2014

*** Acquired on January 27, 2014

Equity holdings remained unchanged throughout the year ended December 31, 2014, except Jinan Wanzhuo, Shanghai Junxin and Changsha Wanzhuo (see note 2(a)).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

2. Summary of significant accounting policies

(a) The Company and basis of presentation and consolidation

Xinyuan Real Estate Co. Ltd. (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in residential real estate development and the provision of property management services. The Group’s operations are conducted mainly in the People’s Republic of China (“PRC”). In 2012, the Group expanded its business into the U.S. residential real estate market. The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Group has control.

In accordance with ASC 810 Consolidation, Shanghai Junxin, Jinan Wanzhuo and Changsha Wanzhuo are variable interest entities as they were not established with sufficient equity at risk to finance their activities without additional subordinated financial support. The Company is considered as the primary beneficiary of Shanghai Junxin, Jinan Wanzhuo and Changsha Wanzhuo, as it has the power to direct the activities of Shanghai Junxin, Jinan Wanzhuo and Changsha Wanzhuo that most significantly impact their economic performance and has the obligation to absorb the losses and the right to receive benefits from Shanghai Junxin, Jinan Wanzhuo and Changsha Wanzhuo through its voting interest underlying the 51%, the 95% and the 75% equity interests, respectively, in accordance with PRC Company Law and the article of association of Shanghai Junxin, Jinan Wanzhuo and Changsha Wanzhuo, respectively. Based on the above, Shanghai Junxin, Jinan Wanzhuo and Changsha Wanzhuo are consolidated by the Company.

Shanghai Junxin, with registered capital of US$0.8 million (RMB5.0 million), was acquired by the Company on April 11, 2014, for the purpose of acquiring a parcel of land located in Shanghai and undertaking a residential property development project accordingly. On May 27, 2014 (“transaction date”), an unrelated trust company purchased 49% of the equity interest in Shanghai Junxin and lent US$81.2 million (RMB497.6 million) to Shanghai Junxin. The loan is for a two-year term and bears interest at an annual rate of 11.5% for the first year and 15.5% for the second year. As of December 31, 2014, Shanghai Junxin had one project under construction. Pursuant to the share purchase agreement, the 49% of non-controlling equity interest of Shanghai Junxin will be repurchased by the Company in cash at the earlier of the second anniversary of the transaction date or the day after the Company’s repayment of the shareholder’s loan above. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480 Distinguishing Liabilities From Equity. In addition, since the Company intends to repay the shareholder’s loan in January 2015, the liability is classified as current liability.

Jinan Wanzhuo, with registered capital of US$48.8 million (RMB300.0 million), was established by the Company on December 4, 2013, for the purpose of undertaking a residential property development project in Jinan, Shandong province. On June 24, 2014 (“transaction date”), an unrelated asset management company purchased 5% of the equity interest in Jinan Wanzhuo and lent US$111.7 million (RMB685.0 million) to Jinan Wanzhuo. The loan is for a two-year term and bears interest at an annual rate of 11.24%. As of December 31, 2014, Jinan Wanzhuo had one project under construction. Pursuant to the share purchase agreement, the 5% of non-controlling equity interest of Jinan Wanzhuo will be repurchased by the Company in cash at the earlier of the second anniversary of the transaction date, or the date the Company elects to repurchase the 5% equity interest of Jinan Wanzhuo. The Company can exercise its right of redemption starting from the first anniversary of the transaction date. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480 Distinguishing Liabilities From Equity. In addition, since the Company has no intention to repurchase the 5% equity interest of Jinan Wanzhuo within the next 12 months, the liability is classified as non-current liability.

Changsha Wanzhuo, with registered capital of US$16.3 million (RMB100.0 million), was established by the Company on April 3, 2014, for the purpose of undertaking a residential property development project in Changsha, Hunan province. On September 15, 2014 (“transaction date”), an unrelated investment management company purchased 25% of the equity interest in Changsha Wanzhuo and lent US$65.4 million (RMB400.0 million) to Changsha Wanzhuo. The loan is for a nine-month term and bears interest at an annual rate of 12%. As of December 31, 2014, Changsha Wanzhuo had one project under construction. Pursuant to the share purchase agreement, the 25% of non-controlling equity interest of Changsha Wanzhuo will be repurchased by the Company in cash at the date of full repayment of the loan above. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480 Distinguishing Liabilities From Equity. In addition, since the Company planned to repurchase the 25% equity interest of Changsha Wanzhuo within the next 12 months, the liability is classified as current liability.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The carrying amounts and classifications of the assets and liabilities of the VIEs are as follows:

December 31, 2014
US$
Current assets	681,567,691
Non-current assets	2,268,129
Total assets	683,835,820

Current liabilities	537,233,210
Non-current liabilities	82,124,393

Total liabilities	619,357,603

The financial performance and cash flows of the VIEs are as follows:

Year ended December 31, 2014
US$
Revenue	25,715,106
Cost of revenue	(21,406,445)
Net loss	(1,702,533)
Net cash used in operating activities	(252,000,125)
Net cash used in investing activities	(799,144)
Net cash provided by financing activities	358,987,226

As of December 31, 2014, the current liabilities of the VIEs included amounts due to subsidiaries of the Group of US$214,657,398, which was eliminated upon consolidation by the Company.

As of December 31, 2014, the land use rights included in real estate properties under development of the VIEs of US$404,133,649 were pledged as collateral for bank loans and other debt. Creditors of the VIEs have no recourse to the general credit of the primary beneficiary.

The VIEs contributed 2.8% of the Company’s consolidated revenues for the year ended December 31, 2014.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment and capital lease, allowance for doubtful debt associated with accounts receivable, other receivables and advances to suppliers, fair values of the purchase price allocation with respect to business combinations, revenue recognition for percentage of completion method, accounting for the share-based compensation, accounting for redeemable non-controlling interests, accounting for deferred income taxes and provision necessary for contingent liabilities. Management analyzed the forecasted cash flows for the twelve months from December 31, 2014, which indicates that the Group will have sufficient liquidity from cash flows generated by operations and existing credit facilities and therefore there will be sufficient financial resources to settle borrowings and payables that will be due in the next twelve months. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

(c) Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, restricted deposit, short-term investments, accounts receivable, other deposits and prepayments, due from employees, due from related party, other receivables, investment in joint venture and other long-term investment, accounts payable, customer deposits, other payables and accrued liabilities, and borrowings. The carrying amounts of cash and cash equivalents, restricted cash, restricted deposit, short-term investments, accounts receivable, other deposits and prepayments, due from employees, due from related party, other receivables, accounts payable, customer deposits, other payables and accrued liabilities, and short-term bank borrowings approximate their fair value due to the short term maturities of these instruments. The Group is exposed to credit risk for financial assets and its maximum amount of loss in the event of non-performance by the counterparty is the recorded amount. The Group generally does not require collateral for its financial assets or liabilities, except as disclosed in Note 10, Note 11 and Note 12. Trading securities were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in profit and loss.

Investment in joint ventures and other long-term investments have no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs. The Group reviews the investments for impairment whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable.

The carrying amounts of the long-term borrowings approximate their fair values because the stated interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable credit risk and maturities.

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2-Includes other inputs that are directly or indirectly observable in the market place

Level 3-Unobservable inputs which are supported by little or no market activity

The carrying values of the Company’s financial instruments approximate their fair values except for the short-term investments.

ASC 820 describes three main approaches for measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the investment in equity securities and money market instrument classified as trading security is within Level 1 as the Company measures the fair value using quoted trading prices that are published on a regular basis.

(d) Foreign currency translation

The Group’s financial information is presented in U.S. dollars. The functional currency of the Company is U.S. dollars. The functional currency of the Company’s subsidiaries in the PRC is Renminbi (“RMB”), the currency of the PRC. The functional currency of the Company’s subsidiaries other than those in the PRC is U.S. dollars. Transactions by the Company’s subsidiaries in the PRC which are denominated in currencies other than RMB are remeasured into RMB at the exchange rate quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than RMB are included in the consolidated statements of comprehensive income as exchange gains. The consolidated financial statements of the Company’s subsidiaries have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The PRC subsidiaries’ financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

 XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

	December 31, 2012	December 31, 2013	December 31, 2014

Year end RMB: US$ exchange rate	6.2855	6.0969	6.1190
Period average RMB: US$ exchange rate	6.3124	6.1956	6.1424

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(e) Cash and cash equivalents

The Group considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Group maintains bank accounts mainly in the PRC, Hong Kong and United States. The vast majority of the PRC bank balances are denominated in RMB. Hong Kong and United States bank balances are denominated in U.S. dollars.

Cash includes cash on hand and demand deposits in accounts maintained with various state-owned and private banks within the PRC, Hong Kong and United States. Total cash in banks at December 31, 2014 amounted to US$140,494,754 (December 31, 2013: US$587,119,126), of which the vast majority of deposits are not covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

(f) Restricted cash and restricted deposit

The Group is required to maintain certain deposits with banks that provide mortgage loans to the Group’s customers in order to purchase residential units from the Group (see Note 14). These balances are subject to withdrawal restrictions and totaled US$29,674,355 as of December 31, 2014 (December 31, 2013: US$37,489,599). The Group is also required to maintain certain deposits with banks and financial institutions that provide loans to the Group. As of December 31, 2014, the Group held US$333,092,735 (December 31, 2013: US$119,806,902) in its restricted cash accounts, representing funds received from loans, which were designated to finance permitted project development expenditures that are subject to approval by the lender. As of December 31, 2014, the Group also held US$68,990,158 (December 31, 2013: nil) in its restricted cash accounts and US$69,357,738 (December 31, 2013: nil) in its restricted deposit accounts as security for its short-term loans (see Note 10), held US$24,513,809 (December 31, 2013: US$53,961,850) in its restricted cash accounts and nil (December 31, 2013: US$11,514,048) in its restricted deposit accounts as security for its long-term loans and current portion of long-term loans (see Note 11), and held US$68,672,151 (December 31, 2013: US$38,839,410) in its restricted cash accounts as security for its other debts (see Note 12). These restricted cash deposits are not covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

(g) Real estate properties development completed, under development and held for sale

Real estate properties consist of finished residential unit sites, commercial offices and residential unit sites under development. The Group leases the land for the residential unit sites under land use right leases with various terms from the PRC. Real estate properties development completed, under development and held for sale are stated at the lower of carrying amounts or fair value less selling costs.

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

When the profitability of a current project deteriorates due to a slowdown in the sales pace, reduction of pricing or some other factor, this indicates that there may be a possible future loss on delivery and possible impairment in the recoverability of the assets. Accordingly, the assets of such project are subsequently reviewed for future losses and impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset’s carrying value, such deficit will be charged as a future loss and the asset will then be written down to its estimated fair value.

The Group determines estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, the Group uses various factors including (a) the expected pace at which the planned number of units will be sold, based on competitive market conditions, historical trends in sales pace and actual average selling prices of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; (b) the estimated net sales prices expected to be attained based on the current market conditions and historical price trends, as well as any estimated increases in future sales prices based upon the projected rate of unit sales, the estimated time gap between presale and expected delivery, the impact of government policies, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; and (c) the expected costs to be incurred in the future by the Group, including, but not limited to, construction cost, construction overhead, sales and marketing, sales taxes and interest costs.

The Group’s determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risk associated with the assets and related estimated cash flows. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows.

The properties held for sale consist of finished lots for single family home communities and custom homes located in Reno, Nevada, U.S., and finished condominium units located in Irvine, California, U.S., which were acquired in the second and third quarter of 2012, respectively.

For the years ended December 31, 2012, 2013 and 2014, the Group did not recognize any impairment for real estate properties completed, under development and held for sale.

(h) Revenue recognition

Real estate sales are reported in accordance with the provisions of ASC 360, “Property, Plant and Equipment” and ASC 976, “Real Estate-Retail Land” ..

Percentage-of-completion method

 Revenue and profit from the sale of development properties is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met:

●	Construction is beyond a preliminary stage.

●	The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit.

●	Sufficient units have already been sold to assure that the entire property will not revert to rental property.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

●	Sales prices are collectible.

●	Aggregate sales proceeds and costs can be reasonably estimated.

If any of the above criteria is not met, proceeds are accounted for as customer deposits until the criteria are met.

Due to PRC restrictions of mortgages to second home buyers, the Group introduced seller-financed contract arrangements in the third quarter of 2011. In the second half of 2012, execution of seller-financed contracts dropped significantly to the point that the Group did not offer seller-financed contracts to second home buyers starting in the fourth quarter of 2012. Under these seller-financed contract arrangements, the buyer pays the purchase price for the residential unit in installment payments ranging from six months to two years with the final payment to be made 30 days prior to the delivery of the property. These contracts generally require a 10% down payment upon contract execution date, the second payment of 20% within 30 days, a third payment of 30% to 40% six months after the contract date, and the final 30% to 40% payment 30 days before delivery. Commencing in the second quarter of 2014, the Group again offer seller-financed contracts. Under current seller-financed contract arrangements, the buyer pays the purchase price for the residential unit in installment payments over one year. These contracts generally require a 10% down payment upon the contract execution date, the second payment of 20% to 70% within 180 days to 270 days and the final payment 30 days before delivery.

 Since 2013, PRC banks have tightened the distributions of mortgage loans to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. The Group took the position that the processing periods of the contracts with underlying mortgage loans exceeding one year cannot be recognized as revenue under the percentage of completion method. As a result, the Group reversed contracted sales amounts of US$1.8 million related to sales contracts of 10 apartments when determining revenue to be recognized under the percentage of completion method in 2014.

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

The effect of changes to total estimated contract cost or revenues, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under real estate properties under development. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits. As of December 31, 2013 and December 31, 2014, the gross amounts received from customers in excess of revenues recognized were US$126.6 million and US$223.5 million, respectively.

Any losses occurred or forecast to occur on real estate transactions are recognized in the period in which the loss is first anticipated.

Full accrual method

Revenue from sales of development properties where the construction period, the period from the construction permit award date to the unit delivery date is expected to be 12 months or less, or the construction period is expected to be longer than 12 months and sales prices are not certain to be collected is recognized by the full accrual method when the sale is consummated and the unit has been delivered. Revenue from the sale of properties held for sale is recognized by the full accrual method at the time of the closing of an individual unit sale. This occurs when title to the property is transferred to the buyer. A sale is not considered consummated until (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing of which the seller is responsible has been arranged, (d) all conditions precedent to closing have been performed, (e) the seller does not have substantial continuing involvement with the property, and (f) the usual risks and rewards of ownership have been transferred to the buyer. In addition, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, must not be subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

 XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Revenues related to the projects in the U.S. are recognized under the full accrual method. For the year ended December 31, 2012, revenue was recognized in the amount of US$8.2 million for the sale of several parcels of the Northern Nevada Land Portfolio. For the year ended December 31, 2013, revenue was recognized in the amount of US$1.2 million for the resale of several parcels of the Northern Nevada Land Portfolio and US$5.4 million for the sale of 7 of 15 finished condominium units located in Irvine, California. For the year ended December 31, 2014, revenue was recognized in the amount of US$4.9 million for the sales of 7 of 15 finished condominium units.

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

Accounts receivable are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances become doubtful. As of December 31, 2013 and 2014, there was no allowance for doubtful debts.

(j) Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which the Group has business relationships. The balance as at December 31, 2014 mainly included the amounts that the Company paid to third parties related to the direct negotiation model in acquiring lands.

Other receivables are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances becomes doubtful. As of December 31, 2013 and 2014, there was no allowance for doubtful debts.

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

(l) Advances to suppliers

Advances to suppliers consist of balances paid to contractors and vendors for services and materials that have not been provided or received and generally relate to the development and construction of residential units in the PRC. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if it is doubtful that the services and materials can be provided. As of December 31, 2013 and 2014, there was no allowance provided.

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

(q) Long-term investments

The Group accounts for long-term investments in equities as follows:

Where the Group has significant influence over the investee, the Group applies the equity method of accounting in accordance with ASC subtopic 323-10-20 (“ASC 323-10-20”), Investments-Equity Method and Joint Ventures . The reporting dates and accounting policies of the equity investee are the same as the Group. The investment in the equity investee is stated at cost, including the Group’s share of the equity investee’s net gain or loss, less any impairment in value. The Group recognizes in its consolidated statement of comprehensive income its share of the net income of the equity investees.

On October 21, 2013, the Group acquired a 51% equity interest in a joint venture, Shaanxi Zhongmao Economy Development Co., Ltd. (“Shaanxi Zhongmao”). There are only two shareholders in this joint venture, the Group and the founder of Shaanxi Zhongmao (collectively, the “joint venture shareholders”). According to the Shaanxi Zhongmao’s articles of association, all significant decisions require unanimous consent of both the joint venture shareholders. Therefore, the joint venture shareholders exercise joint control over the joint venture. Based on the above, the Group accounts for its investment in Shaanxi Zhongmao as joint venture under the equity method in accordance with ASC 323-10-20. Investment income or loss is recognized by the Group periodically according to 51% of the total net profit or loss generated by the equity investee.

On March 19, 2014, the Group together with other four independent shareholders established a joint venture Huayi Xincheng (Beijing) Intelligent City Construction Co., Ltd. (“Huayi Xincheng”), in which the Group holds 40% equity interest. According to the Huayi Xincheng’s articles of association, all significant decisions require unanimous consent of the shareholders. Therefore, the joint venture shareholders exercise joint control over the joint venture. Based on the above, the Group accounts for its investment in Huayi Xincheng as joint venture under the equity method in accordance with ASC 323-10-20. Investment income or loss is recognized by the Group periodically according to 40% of the total net profit or loss generated by the equity investee.

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

As of December 31, 2013 and 2014, the Group has a 1.85% investment in Henan Lianhe Real Estate Co., Ltd. The Group does not exercise significant influence over Henan Lianhe Real Estate Co., Ltd. and therefore, the Group accounts for the investment under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible.

(r) Capitalized interest

The Group capitalizes interest as a component of building construction costs in accordance with ASC 835, “Interest” (“ASC 835”).

As a result of the total interest costs capitalized during the period, the interest expense for the years ended December 31, 2012, 2013 and 2014, was as follows:

	2012	2013	2014
	US$	US$	US$
Amortization of issuance cost related to other long term debt	319,779	640,565	3,744,695
Accretion of discount arising from warrants on Guaranteed Senior Secured Note	1,024,166	288,220	-
Interest expense on corporate aircraft capital lease	-	778,032	2,896,977
Interest on borrowings	18,359,710	36,515,162	128,014,504

Total interest costs	19,703,655	38,221,979	134,656,176
Less: total interest costs capitalized	(19,703,655)	(21,359,447)	(106,455,409)

Interest expense, net	-	16,862,532	28,200,767

(s) Retirement benefits

Regulations in the PRC require the Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in the PRC, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the years ended December 31, 2012, 2013 and 2014, the level of contribution to these funds for each employee was determined at 43% of their average salary determined by the Social Welfare Bureau. For the year ended December 31, 2014, the Group recorded expense in the amount of US$7,328,091 (2012: US$2,598,959; 2013: US$3,471,862).

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

In accordance with the provisions of ASC 740-10, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return’s position or future tax position is “more likely than not” to prevail (defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position). Tax positions that meet the “more likely than not” threshold are measured (using a probability weighted approach) at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, certain changes and/or developments with respect to audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are appropriately recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regards to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

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

(x) Advertising and promotion expenses

Advertising and promotion costs are expensed as incurred, or the first time the activity takes place, in accordance with ASC 720-35, “Advertising Costs”. For the year ended December 31, 2014, the Group recorded advertising and promotion expenses of US$32,137,186 (2012: US$15,900,532; 2013: US$18,096,298).

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

On October 23, 2012, the Group entered into an agreement with Minsheng Hongtai (Tianjin) Aircraft Leasing Co., Ltd. to lease a corporate aircraft (see Note 13).The lease meets the transfer-of-ownership to the lessee criterion and is therefore classified as a capital lease. The capital lease is measured at the commencement of the lease at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term excluding that portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) including any profit thereon. During the lease term, each minimum lease payment is allocated between a reduction of the obligation and interest expense to produce a constant periodic rate of interest on the remaining balance of the obligation (the interest method). A leased asset is amortized in a manner consistent with the Group’s normal depreciation policy for owned assets (see Note 6).

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. Certain lease arrangements contain escalation causes.

For the year ended December 31, 2014, the Group recorded operating lease expenses of US$6,031,670 (2012: US$1,974,787; 2013: US$3,694,591).

(z) Property warranty

The Company and its subsidiaries provide customers with warranties which cover major defects of building structure and certain fittings and facilities of properties sold as stipulated in the relevant sales contracts. The warranty period varies from two months to three years, depending on different property components the warranty covers.

The Group regularly estimates potential costs for materials and labor with regards to warranty-type claims expected to be incurred subsequent to the delivery of a property. Reserves are determined based on historical data and trends with respect to similar property types and geographical areas. The Group regularly monitors the warranty reserve and makes adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Group may seek recourse against its contractors or any related third parties if it can be demonstrated they are at fault. In addition, the Group withholds up to 5% of the contract cost from sub-contractors for periods of 2 to 5 years. These amounts are included in current liabilities, and are only paid to the extent that there has been no warranty claim against the Group relating to the work performed or materials supplied by the subcontractors. For the years ended December 31, 2012, 2013 and 2014, the Group had not recognized any warranty liability or incurred any warranty costs in excess of the amount retained from subcontractors.

(aa) Earnings per share

Earnings per share are calculated in accordance with ASC 260, “Earnings Per Share”. Basic earnings per share is computed by dividing net income attributable to holders of common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common shares issuable upon the conversion of the convertible note, were included in diluted earnings per common share computation for the period during which they were outstanding, as they are considered participating securities. Contingent conversion price resets are accounted for in a manner similar to contingently issuable shares. Common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. The non-vested options granted with performance conditions are excluded in the computation of diluted EPS unless the options are dilutive and unless their conditions (a) have been satisfied at the reporting date or (b) would have been satisfied if the reporting date was the end of the contingency period.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Until redeemed in 2014, the Convertible Note was convertible into the common shares at an initial conversion rate of US$3.00 per common share. The conversion rate was subject to adjustment upon the occurrence of certain events. A holder of the Convertible Note could convert the Convertible Note, at its option, in integral multiples of US$100,000 principal amount at any time prior to the maturity date, of September 19, 2018. Given that the Convertible Note was debt in its legal form and was not a derivative in its entirety, it was classified as other long-term debt as at December 31, 2013. (see Note 12 Other long-term debt: Convertible Note).

The gross proceeds the Company received from the TPG Private Placement were approximately US$108,641,009. The Company anticipates using the proceeds, among other purposes, for land acquisitions and general corporate purposes to support its further development.

On November 21, 2014, pursuant to a note redemption agreement entered into with TPG Asia, the Company redeemed the Convertible Note in full for a total redemption amount of $86,272,849 consisting of the entire outstanding principal balance, interest to the redemption date and debt extinguishment loss amounting to $9,848,931, equal to the 13% of the outstanding principal amount. In connection with the redemption, the Company agreed with TPG Asia to waivers of the covenants requiring the Company to maintain a Fixed Charge Coverage Ratio of not less than 3.0 to 1.0 and limiting the ability of the Company and its Restricted Subsidiaries to incur indebtedness, except under limited circumstances. (Note 12).

(ac) Treasury Shares

The Company accounted for shares repurchased as treasury shares at cost in accordance to ASC Subtopic 505-30 (“ASC 505-30”), “Treasury Shares”. When the Company decides to retire the treasury shares, the difference between the original issuance price and the repurchase price may be allocated between additional paid-in capital and retained earnings.

On May 26, 2011, the Board of Directors unanimously authorized management to repurchase up to US$10 million of the Company’s shares (the “Share Repurchase Plan”) within 12 months of the approval date. On June 19, 2012, the Company announced the 2012 Repurchase Program of US$20 million within 24 months of the approval date. On July 12, 2013, the Board of Directors unanimously authorized management to repurchase up to US$60 million of the Company’s shares from the approval date to the end of 2015. The Board of Directors also agreed to review the Company’s share repurchase program periodically and to adjust the amount authorized for repurchase as necessary. As of September 19, 2013, the Company had purchased a cumulative total of 14,264,896 treasury shares for a consideration of US$19,434,281 with a weighted average price of US$1.36 per share. On September 19, 2013, 12,000,000 out of the 14,264,896 treasury shares were issued to TPG Asia as part of the TPG Private Placement (see Note 2 (ab)) and the Company received gross proceeds of approximately US$32,880,000 from the issuance of the common shares. As of December 31, 2014, the Company had a remaining balance of 11,290,586 treasury shares amounting to US$20,696,268.

(ad) Senior Secured Notes

On May 3, 2013, the Company issued notes with an aggregate principal amount of US$200,000,000 due on May 3, 2018 (the "May 2018 Senior Secured Notes") at a coupon rate of 13.25% per annum payable semi-annually. Interest is payable on May 3 and November 3 of each year, commencing November 3, 2013. Given that the May 2018 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the May 2018 Senior Secured Notes under the requirements of ASC 815 "Derivatives and Hedging ". The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the May 2018 Senior Secured Notes. The May 2018 Senior Secured Notes were issued at par.

On December 6, 2013, the Company issued notes with an aggregate principal amount of US$200,000,000 due on June 6, 2019 (the "June 2019 Senior Secured Notes") at a coupon rate of 13% per annum payable semi-annually. Interest is payable on June 6 and December 6 of each year, commencing June 6, 2014. Given that the June 2019 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the June 2019 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the June 2019 Senior Secured Notes. The June 2019 Senior Secured Notes were issued at par.

(ae) Deferred charges

Debt issuance costs are capitalized as deferred charges and amortized over the life of the loan to which they relate using the effective interest method. The remaining debt issuance cost to be amortized as of December 31, 2014 amounted to US$16,677,352 (2013: US$9,048,940).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

(af) Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments. The Company accounts for its investments in debt and equity securities in accordance with ASC 320-10 (“ASC 320-10”), Investments-Debt and Equity Securities: Overall . The Company classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320-10. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which such gains or losses are realized.

The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320-10. When the Company intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When the Company does not intend to sell an impaired debt security and it is more-likely-than-not that it will not be required to sell prior to recovery of its amortized cost basis, the Company must determine whether or not it will recover its amortized cost basis. If the Company concludes that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Realized gains and losses, and unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on available-for-sale securities would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

(ag) Asset acquisition and business combinations

Pursuant to ASC 805 (“ASC 805”), Business Combinations, the Company determines whether a transaction or other event is a business combination by applying the definition below, which requires that the assets acquired and liabilities assumed constitute a business. If the assets acquired are not a business, the reporting entity shall account for the transaction or other event as an asset acquisition. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a. Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it.

b. Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs.

c. Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

The Company accounted for its acquisitions of Sanya Beida and Shanghai Junxin on January 27, 2014 and February 24, 2014 as asset acquisitions, respectively, since the acquired entities had no processes in place to apply to inputs to have the ability to create outputs.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

(ah) Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2014, 11 real estate development projects (Shandong International City Garden, Shandong Xinyuan Splendid, Henan Royal Palace, Xuzhou Colorful City, Henan Century East A, Henan Century East B, Henan Modern City, Henan Xin City, Suzhou International City Garden, Suzhou Xin City, Kunshan Royal Palace), which recognized gross profits in 2013, had changes in their estimated gross profit margins. As of December 31, 2014, each of these projects has a percentage of completion at 54.9% or more. As the unit sales and selling prices were on an upward trend during the year ended December 31, 2014, the Group revised upwards its prior estimates related to selling prices and total estimated sales values in conjunction with the change in total estimated costs, which led to a decrease of the percentage sold and thus a decrease in the recognized costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share increased by US$10.8 million (2012: US$19.9 million, 2013: US$54.3 million), US$8.1 million (2012: US$14.9 million, 2013: US$40.7 million), US$0.05 per share (2012: US$0.10 per share, 2013: US$0.28 per share), US$0.05 per share (2012: US$0.10 per share, 2013: US$0.27 per share), respectively, for the year ended December 31, 2014.

(ai) Share-based compensation

The Group has adopted ASC 718 “Compensation-Stock Compensation”, which requires that share-based payment transactions with employees, such as restricted shares or stock options, be measured based on the grant-date fair value of the equity instrument issued and the Company has elected to recognize compensation expense using the straight-line method for all restricted shares and stock options granted with service conditions that have a graded vesting schedule. The Company has a policy of using authorized shares in the existing pool to satisfy any future exercise of share options and shares repurchased held by a third party trustee to satisfy the RSUs granted under the Company's 2014 Restricted Stock Unit plan (“2014 RSU plan”).

For options granted with performance conditions, share-based compensation expense is recognized based on the probable outcome of the performance condition. A performance condition is not taken into consideration in determining fair value of the non-vested shares granted.

(aj) Segment Reporting

In accordance with ASC 280 “Segment Reporting” (“ASC 280”), segment reporting is determined based on how the Group’s chief operating decision maker reviews operating results to make decisions about allocating resources and assessing performance for the Group. According to the management approach, the Group operates in geographical segments. Therefore, each of its individual property developments is a discrete operating segment. The Group has aggregated its segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offering, customers and market and regulatory environment (see Note 21).

(ak) Goodwill

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

The performance of the impairment test in accordance to ASC 350 involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized an impairment loss.

In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment.

Management evaluated the recoverability of goodwill by performing a qualitative assessment before using a two-step impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more-likely-than-not that the fair value of the reporting unit is in excess of its carrying amount. Therefore, management concluded that it was not necessary to proceed to the two-step goodwill impairment test. No impairment loss was recorded for any of the years presented.

(al) Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Group is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on the consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15 (“ASU 2014-15”), Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this guidance is not expected to have a significant impact on the Group’s consolidated financial statements.

In June 2014, FASB issued Accounting Standards Update (“ASU”) No. 2014-12, Compensation – Stock Compensation (Topic 718); Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The amendments in this ASU apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. For all entities, the amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. Entities may apply the amendments in this ASU either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. Additionally, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. This ASU is not expected to have a material impact on our results of operations, cash flows or financial condition.

In March 2015, the FASB issued ASU 2015-03 (“ASU 2015-03”), Interest — Imputation of Interest (Subtopic 835-30) — Simplifying the Presentation of Debt Issuance Costs. The guidance is to simplify the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability and will make the presentation of debt issuance costs consistent with the presentation of debt discounts or premiums. The guidance is effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2015-03 on the consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

3. Short-term investments

The short-term investments mainly represent investments during the year ended December 31, 2014 in equity securities publicly traded on the Shanghai Stock Exchange and Shenzhen Stock Exchange and money market instrument, which are expected to be realized in cash during the next 12 months. The Company accounts for the short-term investments in accordance with ASC subtopic 320-10 (“ASC 320-10”), Investments-Debt and Equity Securities: Overall. The Company classified the investment in equity securities and money market instrument as trading securities which are bought and held principally for the purpose of selling them in the near term. The Company uses quoted prices in active markets for identical assets (consistent with the Level 1 definition in the fair value hierarchy) to measure the fair value of its investments on a recurring basis pursuant to ASC 820, Fair Value Measurement. The realized gains, and unrealized holding gains presented in the accompanying statements of comprehensive income are related to trading securities held as of December 31, 2014.

The following summarizes the short-term investments measured at fair value at December 31, 2014:

	December 31, 2014
		US$
	Aggregate fair value	Cost	Unrealized gain
Short-term investments:
Equity securities	5,189,456	5,069,310	120,146
Money market instrument	819,021	817,134	1,887
Total	6,008,477	5,886,444	122,033

During the year ended December 31, 2014, US$3,128,014 net realized gain and US$122,033 unrealized gain for trading securities are included in earnings. The Company did not have any short-term investments as of December 31, 2013.

4. Real estate properties development completed, under development and held for sale

The following summarizes the components of real estate properties completed, under development and held for sale at December 31, 2013 and 2014:

	December 31, 2013	December 31, 2014
	US$	US$
Development completed:
Zhengzhou Xinyuan Splendid 1A	104,389	-
Zhengzhou Financial Square	437,926	-
Zhengzhou Yipin Xiangshan Phase I	123,095	-
Zhengzhou Royal Palace	-	2,267,171
Zhengzhou Century East A	-	7,907,556
Suzhou International City Garden	-	754,914
Hefei Wangjiang Garden	287,165	286,128
Jinan International City Garden	555,797	778,376
Chengdu Xinyuan Splendid I	507,026	-
Xuzhou Colorful Garden	606,597	-
Kunshan International City Garden	18,638,293	314,854
Real estate properties development completed	21,260,288	12,308,999

Under development:
Current:
Zhengzhou Century East A	58,191,063	-
Zhengzhou Century East B	32,746,317	-

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Zhengzhou Royal Palace	36,513,783	-
Jinan Xinyuan Splendid	246,411,869	95,433,442
Zhengzhou Yipin Xiangshan Phase II	2,771,029	-
Xuzhou Colorful City	52,265,536	57,957,843
Zhengzhou Xin City	142,442,382	122,025,858
Suzhou Xin City	84,443,063	73,916,667
Beijing Xindo Park	198,205,122	258,585,693
Kunshan Royal Palace	230,141,756	267,625,395
Suzhou Lake Royal Palace	170,300,658	233,846,400
Xingyang Splendid Phase I	44,212,884	44,991,390
Xingyang Splendid Phase II	-	35,341,974
Xingyang Splendid Phase III	-	22,910,650
Xingyang Splendid Phase IV	-	6,441,922
Zhengzhou Xindo Park (residential)	26,882,515	66,471,564
Zhengzhou Xindo Park (commercial)	28,263,162	41,827,678
Jinan Royal Palace	-	262,820,980
Sanya Yazhou Bay No.1	-	85,135,798
Shanghai Yipin Royal Palace	-	192,275,658
Changsha Xinyuan Splendid	-	151,442,473
Chengdu Thriving Family	-	222,716,181
XIN Eco Marine Group Properties Sdn Bhd (“Malaysia project”) (Note 9)	-	9,642,365
New York Oosten	65,672,108	119,947,878
	1,419,463,247	2,371,357,809
Profit recognized	288,139,603	264,182,323
Less: progress billings (see Note 14)	(775,084,144)	(920,965,080)

Total real estate properties under development	932,518,706	1,714,575,052

Northern Nevada Land Portfolio	588,000	588,000
Lennox Project	4,936,041	597,217
Real estate properties held for sale	5,524,041	1,185,217

Total real estate properties development completed, under development and held for sale	959,303,035	1,728,069,268

As of December 31, 2014, land use rights included in the real estate properties under development totaled US$1,274,725,570 (December 31, 2013: US$815,651,828).

As of December 31, 2014, land use rights with an aggregate net book value of US$923,762,759 was pledged as collateral for certain bank loans and other debts (December 31, 2013: 194,508,955).

5. Real estate properties held for lease, net

	December 31, 2013	December 31, 2014
	US$	US$
Elementary schools	3,498,308	3,485,673
Basement parking	1,986,277	1,979,104
Kindergartens	8,523,103	8,040,216
Parking facilities	11,390,228	19,238,109
Clubhouses	6,130,231	6,811,668
Shopping mall	37,503,375	40,322,338

Total costs	69,031,522	79,877,108

Accumulated depreciation	(8,621,341)	(10,653,360)

Real estate properties held for lease, net	60,410,181	69,223,748

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Depreciation expense for real estate properties held for lease for the year ended December 31, 2014 amounted to US$2,032,019 (2012: US$1,791,775; 2013: US$1,580,540).

As of December 31, 2014, US$38,280,864 real estate properties held for lease were pledged as collateral for other debts (2013: US$17,641,221).

As of December 31, 2014, minimum future rental income on non-cancellable leases (none of which contain any contingent rental clauses), in the aggregate and for each of the five succeeding fiscal years and thereafter, is as follows:

Year	Amount
US$
2015	9,308,920
2016	9,319,353
2017	9,331,302
2018	9,248,185
2019 and thereafter	104,134,048

Total	141,341,808

6. Property and equipment, net

Property and equipment consisted of the following:

	December 31, 2013	December 31, 2014
	US$	US$
Corporate aircraft (Note 13)	43,340,746	43,184,212
Vehicles	3,832,047	4,919,955
Furniture and fixtures	3,961,131	6,914,706

Total	51,133,924	55,018,873

Accumulated depreciation	(4,427,924)	(8,543,148)

Property and equipment, net	46,706,000	46,475,725

Depreciation expense for property and equipment for the year ended December 31, 2014 amounted to US$4,543,419 (2012: US$533,616; 2013: US$1,400,639) which includes amortization expense related to the corporate aircraft capital lease (Note 13) amounting to US$2,868,205 (2012: nil; 2013: US$710,895).

Accumulated depreciation expense for property and equipment as of December 31, 2014 amounted to US$8,543,148 (2012: US$4,448,459; 2013: US$4,427,924) which includes accumulated amortization expense related to the corporate aircraft capital lease (Note 13) amounting to US$3,585,257 (2012: Nil; 2013: US$710,895).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

7. Other long-term investment

As of December 31, 2013 and 2014, the other long-term investment accounted for at cost consisted of the following:

Cost method investee	Initial Cost	Ownership	December 31, 2013	December 31, 2014
	US$		US$	US$
Henan Lianhe Real Estate Co., Ltd.	241,648	1.85%	241,648	241,648

For the years ended December 31, 2012, 2013 and 2014, the Group recognized no investment profit or loss. As of December 31, 2013 and 2014, management noted no indicators of impairment related to this investment.

8. Investment in joint ventures

As of December 31, 2013 and 2014, investment in joint ventures consisted of the following:

Joint ventures	Initial Cost	Ownership	December 31, 2013	December 31, 2014
	US$		US$	US$
Shaanxi Zhongmao	6,064,557	51%	5,945,471	4,225,629
Huayi Xincheng	-	40%	-	-
Total	6,064,557		5,945,471	4,225,629

On October 21, 2013, the Group acquired a 51% equity interest in Shaanxi Zhongmao. The Group and the other remaining shareholder exercises joint control over Shaanxi Zhongmao. The purpose of the joint venture is to undertake residential property development projects in Xi’an, Shaanxi Province. As at December 31, 2014, the joint venture had a project, Xi’an Metropolitan. Pursuant to the Shaanxi Zhongmao joint venture agreement, the Group will acquire the remaining 49% equity interest of Shaanxi Zhongmao if the joint venture is successful in securing land use rights. As of December 31, 2014, the joint venture has not been successful in securing a portion of the agreed upon land use rights.

On March 19, 2014, the Group together with four other independent shareholders established a joint venture Huayi Xincheng (Beijing) Intelligent City Construction Co., Ltd. (“Huayi Xincheng”), in which the Group holds a 40% equity interest. The purpose of the joint venture is to undertake residential property development projects in Beijing. As at December 31, 2014, the joint venture has no active residential projects.

For the year ended December 31, 2014, the investees recognized loss of US$3,317,444 (2013: US$229,781). The Group’s share of the loss of the equity investees was US$1,691,897 (2013: US$117,188).

As of December 31, 2014, the Group’s investment in the investees in the aggregate exceeded its proportionate share of the net assets of the equity method investee by US$4,226,414(2013: US$4,241,734). This difference represents equity method goodwill and therefore, is not amortized.

9. Acquisition of subsidiaries

(a) Acquisition of Jiangsu Jiajing Real Estate Co., Ltd.

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

(b) Acquisition of XIN Eco Marine Group Properties Sdn Bhd

On December 29, 2014, Xinyuan International (Hong Kong) Property Investment Inc. (“XYHK”) signed an agreement to acquire a 100% equity interest in XIN Eco Marine Group Properties Sdn Bhd (formerly named as EMG Group Properties Sdn Bhd) (“EMG”) for purpose of acquiring a land reclamation development located in Pekan Klebang, Section II, District of Melaka Tengah, Malaysia.

XYHK paid a purchase price of approximately US$10 million in cash to complete the acquisition on December 29, 2014 (“acquisition date”). The goodwill recognized at acquisition date amounting to US$278,300, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition through expansion into an overseas market. The accounting for this acquisition is incomplete because the transaction occurred only shortly before the end of the fiscal year and therefore, the amounts recognized in the consolidated financial statements are regarded provisional as of December 31, 2014.

On the acquisition date, EMG signed an agreement (“Service Agreement”) with one of the selling shareholders, Mr. Alex Teh Chee Teong (“Mr.Teh”), appointing Mr. Teh as a Project Manager to assist XYHK in supervising and completing the land reclamation development within twenty four months from the commencement date. Under the same Service Agreement, EMG granted Mr. Teh an option to purchase 25% of EMG’s equity interest (“Share Option”) in exchange for post-acquisition services subject to the fulfillment of certain performance conditions. The Company with the assistance of an independent valuer determined that the fair value of the Share Option at the acquisition date is US$3,167,000. However, no compensation expense was recorded as of December 31, 2014 since such performance conditions were not met.

Since the acquisition date, neither the results of operations nor pro forma results of operations of EMG were presented because the effects of EMG were not material to the Group’s consolidated financial statements.

An analysis of the cash flows in respect of the acquisition of EMG is as follows:

US$

Cash consideration	(10,000,000)
Cash and cash equivalents acquired	2,200
Net outflow of cash and cash equivalents	(9,997,800)

The purchase price allocation for the acquisition is primarily based on a valuation determined by the Group with the assistance of an independent third party valuation firm. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition on December 29, 2014.

US$

Total purchase price	10,000,000

Net identifiable assets acquired:
Cash and cash equivalents	2,200
Land reclamation development	9, 740,000
Goodwill	278,300
Current liabilities	(20,500)
Net assets acquired	10,000,000

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

10. Short-term bank loans and other debt

Short-term bank loans represent amounts due to various banks and are due on the dates indicated below. Short-term bank loans at December 31, 2013 and 2014 consisted of the following:

	December 31,	December 31,
	2013	2014
	US$	US$

Loan from Bank of Zhengzhou
Due February 21, 2014, at 7.20% per annum*	23,290,525	-
	23,290,525	-

Loan from China Fortune International Trust Co., Ltd
Due February 25, 2015, at 11% per annum	-	40,856,349
	-	40,856,349

Loan from ICBC Credit Suisse Investment Management Co., Ltd.
Due April 3, 2015, at 11% per annum	-	24,513,809
	-	24,513,809

Loan from Bridge Trust Co., Ltd
Due June 24, 2015, at 12.5% per annum	-	32,685,079
	-	32,685,079

Loan from Shenzhen Ping’an Dahua Huitong Wealth Management Co., Ltd.
Due August 12, 2015, at 12% per annum**	-	65,370,159
	-	65,370,159

Loan from The Bank of East Asia
Due February 24, 2015, at 2.80% plus LIBOR***	-	14,971,245
Due February 25, 2015, at 2.60% plus LIBOR***	-	20,353,100
	-	35,324,345

Loan from Bank of China Tokyo Branch
Due May 17, 2015, at 2% plus LIBOR****	-	65,000,000
	-	65,000,000

Loan from Industrial and Commercial Bank of China (Asia) Limited ("ICBC (Asia)")
Due February 17, 2015, at 2.1% plus LIBOR*****	-	20,000,000
Due March 2, 2015, at 2% plus LIBOR*****	-	9,700,000
	-	29,700,000

Total short-term bank loans and other debt	23,290,525	293,449,741

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

*	This loan was paid in full during 2014 at its maturity date.

**	Pursuant to the agreements with Shenzhen Ping’an Dahua Huitong Wealth Management Co., Ltd. entered into on November 12, 2014, which was designated as the lender by Lianxin, the non-controlling shareholder of Changsha Wanzhuo, this other short-term debt is secured by the Group’s 75% equity interest in Changsha Wanzhuo and the Group’s land use rights with net book value of US$108,269,685.

***	Pursuant to the loan contract with The Bank of East Asia, these two loans from The Bank of East Asia, amounting to US$15.0 million and US$20.4 million, respectively, are denominated in US$ and are secured by the deposits of US$15,808,139 (December 31, 2013: nil) and US$21,511,848 ( December 31, 2013: nil), respectively. Such deposits are classified as restricted cash on the consolidated balance sheets as of December 31, 2014.

****	Pursuant to the loan contract with Bank of China Tokyo Branch , this short-term loan amounting to US$65.0 million, is denominated in US$ and is secured by the deposit of US$69,357,738 (December 31, 2013: nil). This deposit is classified as restricted deposit on the consolidated balance sheets as December 31, 2014.

*****	Pursuant to the loan contract with ICBC (Asia), these two loans from ICBC (Asia), amounting to US$20.0 million and US$9.7 million, respectively, are denominated in US$ and are secured by the deposits of US$21,572,152 (December 31, 2013: nil) and US$10,098,019 (December 31, 2013: nil), respectively. Such deposits are classified as restricted cash on the consolidated balance sheets as of December 31, 2014.

As of December 31, 2014, except when otherwise indicated the Group’s short-term bank loans were denominated in RMB and were mainly secured by the Group’s real estate under development with net book value of US$18,858,604(December 31, 2013: nil) and land use rights with net book value of US$88,404,169 (December 31, 2013: nil) and real estate properties held for lease with net book value of nil (December 31, 2013: US$17,641,221). The loans due to China Fortune International Trust Co., Ltd. and Bridge Trust Co., Ltd., respectively, amounting to US$73,541,428 in aggregate are secured by the 100% equity interests in Beijing Wanzhong and Xingyang Xinyuan, respectively.

The weighted average interest rate on short-term bank loans and other debt as of December 31, 2014 was 7.62% (December 31, 2013: 7.2%).

11. Long-term bank loans

Long-term bank loans as of December 31, 2013 and 2014 consisted of the following:

	December 31, 2013	December 31, 2014
	US$	US$
Loan from ICBC
Due July 20, 2016 at 6.46% per annum*	14,761,600	14,708,286
	14,761,600	14,708,286

Loan from Agricultural Bank of China (Singapore)
Due July 12, 2014, at 2.40% plus LIBOR***	15,000,000	-
Due September 10, 2014, at 2.00% plus LIBOR***	10,000,000	-
	25,000,000	-

Loan from ICBC (Thai) Public Company Limited
Due November 29, 2014, at 2.10% plus LIBOR***	10,000,000	-
	10,000,000	-

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Loan from Agricultural Bank of China
Due December 20, 2014, at 6.77% per annum***	4,920,533	-
Due April 30, 2015, at 6.77% per annum***	8,200,889	-
Due May 30, 2015, at 6.77% per annum	6,560,711	3,268,508
Due June 30, 2015, at 6.77% per annum*	16,401,778	8,171,270
Due April 18, 2015, at 6.46% per annum*	-	8,171,270
Due November 18, 2015, at 6.46% per annum*	-	1,634,254
Due March 18, 2016, at 6.46% per annum	-	8,171,270
Due May 18, 2016, at 6.46% per annum	-	6,537,016
	36,083,911	35,953,588

Loan from China Guangfa Bank
Due June 20, 2015, at 7.07% per annum*	57,406,223	1,323,746
Due May 29, 2016, at 8.00% per annum*	-	11,439,778
Due December 23, 2017, at 8.4% per annum*	-	16,342,539
	57,406,223	29,106,063

Loan from Bank of China
Due December 30, 2015, at 8.45% per annum**	32,803,556	32,685,079
Due January 8, 2016, at 8.45% per annum**	-	24,513,809
	32,803,556	57,198,888

Loan from China Construction Bank
Due January 23, 2017, at 5.84% per annum*	-	113,642,752
	-	113,642,752

Loan from Bank of Shanghai
Due April 30, 2017, at 9.10% per annum*	-	86,615,460
	-	86,615,460

Total	176,055,290	337,225,037

Less: current portion of long-term bank loans	(143,251,734)	(284,928,910)

Total long-term bank loans	32,803,556	52,296,127

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

As of December 31, 2014, the contractual maturities of these loans are as follows:

Year	Amount
US$
2015	55,254,127
2016	65,370,159
2017	216,600,751
Less: current portion of long-term bank loans	284,928,910
Total: long-term bank loans	52,296,127

*	Pursuant to the loan contracts, if the Group achieves an agreed upon sales target from the sales of the underlying real estate properties under development, the Group has an obligation to repay the loan before the maturity date. Therefore, the respective current portions of these loans have been classified as current liabilities as of December 31, 2014.

**	Pursuant to the loan contracts, the long-term loans amounting to US$57,198,888 (December 31, 2013: US$32,803,556) are secured by the 100% equity interests in Henan Wanzhuo and Jiantou Xinyuan, respectively.

***	These loans were paid in full during 2014.

 As of December 31, 2014, except when otherwise indicated, the Group’s long term bank loans were all denominated in RMB and were mainly secured by the Group’s real estate properties under development with net book value of US$35,766,700(December 31, 2013: nil), land use rights with net book value of US$507,962,175 (December 31, 2013: US$104,267,550) and restricted cash with net book value of US$24,513,809 (December 31, 2013: US$24,602,667).

The interest rates of these bank loans are adjustable based on the range of 95% to 142% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of December 31, 2014 was 7.43% (December 31, 2013: 6.29%).

12. Other long-term debt

As of December 31, 2013 and 2014, other long-term debt consisted of the following:

	December 31, 2013	December 31, 2014
	US$	US$
May 2018 Senior Secured Notes due on May 3, 2018 at 13.25%	200,000,000	200,000,000
June 2019 Senior Secured Notes due on June 6, 2019 at 13%	200,000,000	200,000,000
Convertible Note due on September 19, 2018 at 5%*****	75,761,009	-
Shandong Xinyuan collateralized debt due on November 28, 2015 at 12.3%*	41,332,480	33,885,787
Henan Wanzhuo collateralized debt due on November 28, 2015 at 12.41%*	42,382,195	34,688,992
Collateralized loan due on December 17, 2014 at 11%******	47,565,156	-
Collateralized loan due on April 3, 2016 at 11%	-	40,807,321
Collateralized loan due on December 23, 2017 at 11%	-	81,312,306
Collateralized loan due on July 9, 2017 at 9%	-	65,370,159
Collateralized loan due on December 31, 2016 at 12.5%	-	1,650,597
Non-controlling shareholder’s loan due on June 25, 2016 at 11.5%**	-	81,312,306
Non-controlling shareholder’s loan due on June 30, 2016 at 11.24%***	-	111,946,394
Fortress Credit Co. LLC loan due on June 9, 2017 at 7.25% plus LIBOR****	-	25,668,594
Others	3,754,942	750,988

Total principal of other long-term debt	610,795,782	877,393,444
Accrued interest	859,581	723,382

Total	611,655,363	878,116,826
Less: current portion of other long-term debt	(74,712,528)	(301,912,335)

Total other long-term debt	536,942,835	576,204,491

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The May 2018 Senior Secured Notes and the June 2019 Senior Secured Notes are senior secured pari passu obligations of the Company.

As of December 31, 2014, the contractual maturities of these debts are as follows:

Year	Amount
US$
2015	70,049,149
2016	235,716,618
2017	172,351,059
2018	200,000,000
2019 and thereafter	200,000,000
Less: current portion of Other long term debt	301,912,335
Total: Other long-term debt	576,204,491

*	Pursuant to the agreements with Cinda Asset Management Corporation, this other long-term debt is secured by the Group’s 100% equity interest of Henan Xinyuan. Per the agreements, from February 28, 2014 to November 28, 2015, Shandong Xinyuan and Henan Wanzhuo, respectively, requires to make quarterly payments to repay the outstanding principal amount and related interest expense.

**	Pursuant to the agreements with CITIC Trust Co., Ltd. entered into on May 27, 2014, which is the non-controlling shareholder of Shanghai Junxin, this other long-term debt is secured by the Group’s 51% equity interest in Shanghai Junxin and the Group’s land use rights with net book value of US$156,508,958.

***	Pursuant to the agreements with Shenzhen Ping’an Dahua Huitong Wealth Management Co., Ltd. entered into on June 24, 2014, which is the non-controlling shareholder of Jinan Wanzhuo, this other long-term debt is secured by the Group’s 95% equity interest in Jinan Wanzhuo and the Group’s land use rights with net book value of US$139,355,006.

****	Pursuant to the agreements with Fortress Credit Co. LLC entered into on June 9, 2014, this other long-term debt amounting to US$165 million in total with US$25.7 million used, is denominated in US$ and is secured by the deposit of US$29,973,017 (December 31, 2013: nil). This deposit is classified as restricted cash on the consolidated balance sheets as December 31, 2014.

*****	On November 21, 2014, pursuant to a note redemption agreement entered into with TPG Asia, the Company redeemed the Convertible Note in full for a total redemption amount of $86,272,849 consisting of the entire outstanding principal balance, interest to the redemption date and debt extinguishment loss amounting to US$9,848,931, equal to the 13% of the outstanding principal amount. In connection with the redemption, the Company agreed with TPG Asia to waivers of the covenants requiring the Company to maintain a Fixed Charge Coverage Ratio of not less than 3.0 to 1.0 and limiting the ability of the Company and its Restricted Subsidiaries to incur indebtedness, except under limited circumstances.

******	This loan was paid in full during 2014 at its maturity date.

As of December 31, 2014, except when otherwise indicated, the Group’s other long-term debt were all denominated in RMB and were mainly secured by the Group’s real estate properties under development with net book value of US$54,625,305 (December 31, 2013: nil), land use rights with net book value of US$324,684,850 (December 31, 2013: US$90,241,405) and real estate properties held for lease with net book value of US$38,280,864 (December 31, 2013: nil).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

May 2018 Senior Secured Notes

On May 3, 2013, the Company issued the senior notes with an aggregate principal amount of US$200,000,000 due on May 3, 2018 at a coupon rate of 13.25% per annum payable semi-annually. Interest is payable on May 3 and November 3 of each year, commencing November 3, 2013.

The issuance costs of US$4,951,785 were capitalized as deferred charges in the consolidated balance sheets and are amortized as interest expense using the effective interest method through the maturity date of the notes. The effective interest rate of May 2018 Senior Secured Notes is 14.44%.

The May 2018 Senior Secured Notes were issued pursuant to an indenture, dated May 3, 2013, between, the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “May 2018 Indenture”). The Company’s obligations under the May 2018 Indenture and the May 2018 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the May 2018 Indenture. The Company’s obligations under the May 2018 Indenture and the May 2018 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. and Xinyuan International Property Investment Co., Ltd., and the obligations of Xinyuan Real Estate, Ltd. as a Subsidiary Guarantor are secured by a pledge of the capital stock of its wholly-owned subsidiaries, Victory Good Development Ltd., South Glory International Ltd. and Elite Quest Holdings Ltd.

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

At any time prior to May 3, 2016, the Company may redeem up to 35% of the aggregate principal amount of the May 2018 Senior Secured Notes with the net cash proceeds of one or more sales of the Company’s common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 113.25% the principal amount of the May 2018 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the May 2018 Senior Secured Notes issued on May 3, 2013 remain outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the May 2018 Senior Secured Notes under the requirements of ASC815 “Derivatives and Hedging “. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the May 2018 Senior Secured Notes.

The May 2018 Indenture contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the May 2018 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase of redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the May 2018 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holder of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Consolidated Fixed Charge Coverage Ratio (as defined in the May 2018 Indenture) of 3.0 to 1.0.

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

The June 2019 Senior Secured Notes were issued pursuant to an indenture, dated December 6, 2013, between, the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “June 2019 Indenture”). The Company’s obligations under the June 2019 Indenture and the June 2019 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the June 2019 Indenture. The Company’s obligations under the June 2019 Indenture and the June 2019 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. and Xinyuan International Property Investment Co., Ltd., and the obligations of Xinyuan Real Estate, Ltd. as a Subsidiary Guarantor are secured by a pledge of the capital stock of its wholly-owned subsidiaries, Victory Good Development Ltd., South Glory International Ltd. and Elite Quest Holdings Ltd.

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

At any time prior to June 6, 2017, the Company may redeem up to 35% of the aggregate principal amount of the June 2019 Senior Secured Notes with the net cash proceeds of one or more sales of the Company’s common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 113% the principal amount of the June 2019 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the June 2019 Senior Secured Notes issued on December 6, 2013 remain outstanding after each such redemption.

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

The June 2019 Indenture contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the June 2019 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase of redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the June 2019 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holder of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Consolidated Fixed Charge Coverage Ratio (as defined in the June 2019 Indenture) of 3.0 to 1.0.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Convertible Note

On September 19, 2013, the Company issued and sold a senior secured Convertible Note in the aggregate principal amount of US$75,761,009 at par. Until redeemed in November 2014, the Convertible Note bore interest at 5.00% per annum payable semi-annually. Interest was payable on March 19 and September 19 of each year, commencing March 19, 2014. The final maturity date of the Convertible Note was September 19, 2018.

The Convertible Note was convertible at the option of the holder at any time in integral multiples of $100,000 to 25,253,670 ordinary shares (12,626,835 ADS) at an initial conversion price of $3.00 per Common Share ($6.00 per ADS). The initial conversion price was subject to adjustments for share splits, reverse splits, share dividends and distributions, certain issuances (or deemed issuances) of Common Shares for consideration less than the conversion price then in effect, and certain Extraordinary Cash Dividends (as defined in the Convertible Note).

The Company’s obligations under the Convertible Note were guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and Xinyuan International (HK) Property Investment Co., Limited (each, a “CN Subsidiary Guarantor” and collectively, the “CN Subsidiary Guarantors”) and was to be guaranteed by such other future subsidiaries of the Company as was set forth in and in accordance with the terms of the Convertible Note. The Company’s obligations under the Convertible Note were secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. and Xinyuan International Property Investment Co., Ltd., and the obligations of Xinyuan Real Estate, Ltd. as a CN Subsidiary Guarantor were secured by a pledge of the capital stock of its wholly-owned subsidiaries, Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited. The CN Subsidiary Guarantors the same “Subsidiary Guarantors” of the Company’s May 2018 Senior Secured Notes and June 2019 Senior Secured Notes (collectively, the “Senior Secured Notes”), and the shares of the subsidiaries pledged to secure the obligations of the Company and of Xinyuan Real Estate, Ltd. as a CN Subsidiary Guarantor have also been pledged as collateral with respect to the Company’s Senior Secured Notes. In connection with the issuance of the Convertible Note, the Company entered into an Intercreditor Agreement with Citicorp International Limited, as trustee under the indenture for the Senior Secured Notes, the purchaser of the Convertible Note and Xinyuan Real Estate, Ltd., pursuant to which Citicorp International Limited acted as Shared Security Agent for the holders of the Senior Secured Notes and the Convertible Note.

The Convertible Note was not redeemable in whole or in part at the option of the Company. However, upon an event of default, the holders could require the Company to redeem the Convertible Note at a redemption price equal to the greater of (i) 150% of the outstanding principal amount, plus accrued and unpaid interest to the redemption date and (ii) an amount equal to (A) the outstanding principal divided by two, multiplied by the conversion price then in effect, times (B) the closing price of the Common Shares, plus accrued and unpaid interest to the redemption date.

Following a Change of Control or a Fundamental Transaction, the Company was required to make an offer to purchase all outstanding Convertible Note at a purchase price equal to 150% of the principal amount thereof plus accrued and unpaid interest to the payment date. A “Change of Control” was defined in the Convertible Note to include certain mergers, consolidations or asset sales with persons who are not or are not controlled by Permitted Holders, certain share acquisitions by persons or groups other than Permitted Holders, a majority of the Company’s directors ceasing to be persons who are not, or who were not approved by, the current directors, and the adoption of a plan relating to the liquidation or dissolution of the Company. “Permitted Holders” were Mr. Zhang Yong, Chairman of the Company, Ms. Yang Yuyan, his wife, and entities in which one or both of them owns 90% of the capital stock. A “Fundamental Transaction” was defined in the Convertible Note to include a consolidation or merger of the Company with or into, or a sale, lease, license or other transfer or of the Company’ assets to, another person, a business combination in which another person acquires more than 50% of the Company’s voting stock, and a reorganization or recapitalization of the Company or reclassification of the Common Shares.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the Convertible Note under the requirements of ASC815. The Company evaluated and determined that the embedded conversion option, redemption options and anti-dilution feature do not require bifurcation from the Convertible Note under the requirements of ASC 815-10 because they are clearly and closely related to the debt host instrument. Beneficial conversion features (“BCF”) exist when the conversion price of the Convertible Note is lower than the fair value of the ordinary share at the commitment date. Since the Convertible Note was convertible from inception but contain conversion terms that change upon the occurrence of a future event, the contingent beneficial conversion feature was measured at the commitment date but not recognized until the contingency is resolved. No BCF was recognized because the conversion price is greater than the fair value of the Company’s ordinary shares at the commitment date.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The Convertible Note contained certain covenants that, among others, restricted the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the Convertible Note) and, in certain cases, all of its subsidiaries, to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase of redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the Convertible Note or other assets, to make certain other payments or to engage in transactions with affiliates, subject to certain qualifications and exceptions and satisfaction, in certain circumstances, of specified conditions, such as a Consolidated Fixed Charge Coverage Ratio (as defined in the Convertible Note) of 3.0 to 1.0 (which was also to be maintained as of the end of each fiscal quarter of the Company while the Convertible Note is outstanding).

On November 21, 2014, pursuant to a note redemption agreement entered into with TPG Asia, the Company redeemed the Convertible Note in full for a total redemption amount of $86,272,849 consisting of the entire outstanding principal balance, interest to the redemption date and debt extinguishment loss amounting to US$9,848,931, equal to the 13% of the outstanding principal amount. In connection with the redemption, the Company agreed with TPG Asia to waivers of the covenants requiring the Company to maintain a Fixed Charge Coverage Ratio of not less than 3.0 to 1.0 and limiting the ability of the Company and its Restricted Subsidiaries to incur indebtedness, except under limited circumstances.

13. Corporate aircraft capital lease

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

Capital lease obligations are summarized as follows:

December 31, 2014
US$
Capital lease obligations, net of current maturities	23,499,642
Current maturities of capital lease obligations	3,010,201
Total capital lease obligations	26,509,843

14. Customer deposits

Customer deposits consisted of amounts received from customers for the pre-sale of residential units in the PRC.

	December 31, 2013	December 31, 2014
	US$	US$
Advances for real estate properties under development	846,248,749	1,021,782,194
Add: increase in revenue recognized in excess of amounts received from customers	4,120,798	6,346,284
Less: recognized as progress billings (see Note 4)	(775,084,144)	(920,965,080)

Total net balance	75,285,403	107,163,398

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Customer deposits are typically funded up to 40% - 80% by mortgage loans made by banks to the customers. Until the customer obtains legal title to the property, the banks have a right to seek reimbursement from the Group for any defaults by the customers. The Group holds certain cash balances in restricted cash accounts at the relevant banks (see Note 2 (f)). The Group, in turn, has a right to withhold transfer of title to the customer until outstanding amounts are fully settled.

15. Income taxes

(a) Corporate income tax (“CIT”)

As a Cayman Island resident company, the Company is not subject to income tax.

The Company’s PRC subsidiaries are subject to income tax at the statutory rate of 25% in accordance to the PRC Corporate Income Tax Laws and regulations. Further, under the same tax guidance, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC dividend withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain jurisdictions.

Income before income tax expenses consists of:

	Year ended December 31,
	2012	2013	2014
	US$	US$	US$
PRC	247,420,740	246,985,362	112,781,760
Non PRC	(15,138,254)	(36,969,248)	(33,727,777)

Total	232,282,486	210,016,114	79,053,983

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Income tax expense for the years ended December 31, 2012, 2013 and 2014 are summarized as follows:

	Year ended December 31,
	2012	2013	2014
	US$	US$	US$
Current:
CIT tax expense	51,183,346	68,625,597	20,791,855
Land Appreciation Tax (“LAT”) expense	25,390,667	36,727,785	(3,771,248)
Deferred tax (benefit)/expense	(2,399,386)	(21,693,532)	13,537,011

Income tax expense	74,174,627	83,659,850	30,557,618

The Group’s income tax expense differs from the tax expense computed by applying the statutory CIT rate of 25% for the years ended December 31, 2012, 2013 and 2014, are as follows:

	Year ended December 31,
	2012	2013	2014
	US$	US$	US$
CIT at rate of 25%	58,070,622	52,504,028	19,763,496
Tax effect of non-deductible expenses	11,166,825	3,490,593	6,535,308
Unrecognized tax benefits	(4,994,595)	5,465,293	(8,628,537)
LAT expense	25,390,667	36,727,785	(3,771,248)
CIT benefit of LAT	(6,347,667)	(9,171,919)	942,812
Changes in valuation allowance	(7,856,467)	-	-
International rate difference	(336,247)	9,089,244	10,681,232
Income tax on undistributed earnings of PRC subsidiaries	2,204,619	3,500,000	440,464
Adjustment of estimated income tax accruals	(3,038,183)	(18,059,102)	3,953,417
Others	(84,947)	113,928	640,674
Actual income tax expense	74,174,627	83,659,850	30,557,618

Income tax on undistributed earnings of PRC subsidiaries represents accrued withholding tax related to the portion of the Group’s retained earnings that were not considered permanently reinvested.

(b) Unrecognized tax benefit

The following table summarizes the activities related to the Group’s unrecognized tax benefits:

	2012	2013	2014
	US$	US$	US$
Balance at January 1	13,824,326	8,842,239	16,313,513
Additions for tax positions of current year	-	16,313,513	6,400,006
Movement in current year due to foreign exchange rate fluctuation	33,871	-	(79,978)
Reductions for tax positions of prior years	(5,015,958)	-	(4,125,703)
Lapse of stature of limitations		(8,842,239)	(4,502,834)

Balance at December 31	8,842,239	16,313,513	14,005,004

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The movement in the liability for unrecognized tax benefits of US$33,871 in 2012 was due to the fluctuation of US$/RMB exchange rate, and therefore was recorded as other comprehensive income arising from the foreign currency translation. The remaining change of US$5,015,958 was recognized as a reduction of unrecognized tax benefits due to the liquidation of Henan Wanzhong Real Estate Co., Ltd. for which tax returns were filed based on the deemed profit method.

The movement in the liability for unrecognized tax benefits of US$16,313,513 in 2013 was mainly due to Henan Xinyuan with the application of the deemed profit method by the local tax authority of Zhengzhou city related to the Zhengzhou Modern City project upon completion of the development project. The Group believes that the possibility exists for reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, potentially overturning the decision made by the local tax authority to apply the deemed profit method. Because of the uncertainty surrounding whether the application of the deemed profit method for Zhengzhou Modern City project will be re-evaluated and the taxes adjusted, the difference between the taxes due based on taxable income calculated according to statutory taxable income method and the taxes due based on the deemed profit method has been recorded as an additional receivable or payable and has been included in unrecognized tax benefits. The remaining change of US$8,842,239 was recognized as a reduction of unrecognized tax benefits due to the expiration of the statute of limitations period for Henan Xinyuan.

The current year movement in the liability for unrecognized tax benefits of US$6,400,006 was partly due to Henan Xinyuan with the application of the deemed profit method by the local tax authority of Zhengzhou city related to the Zhengzhou Modern City project upon completion of the development project. The Group believes that the possibility exists for reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, potentially overturning the decision made by the local tax authority to apply the deemed profit method. Because of the uncertainty surrounding whether the application of the deemed profit method for Zhengzhou Modern City project will be re-evaluated and the taxes adjusted, the difference between the taxes due based on taxable income calculated according to statutory taxable income method and the taxes due based on the deemed profit method has been recorded as an additional receivable or payable and has been included in unrecognized tax benefits. The remaining balance of the current year movement in the liability for unrecognized tax benefits were mainly due to deemed interest income from subsidiaries of the Company during the year. The movement in the liability for unrecognized tax benefits of US$79,978 was due to the fluctuation of US$/RMB exchange rate, and therefore was recorded as other comprehensive income arising from the foreign currency translation. The remaining change of US$4,502,834 was recognized as a reduction of unrecognized tax benefits due to the expiration of the statute of limitations period, and the amount of US$4,125,703 was recognized due to the receipt of the official tax invoice in 2014.

As of December 31, 2013 and 2014, unrecognized tax benefits of US$14,669,568 and US$8,582,351, respectively, if ultimately recognized, will impact the effective tax rate. The Group anticipates new unrecognized tax benefits, related to tax positions similar to those giving rise to its existing unrecognized tax benefits, to originate after December 31, 2014. It is possible that the amount of uncertain tax positions will change in the next twelve months, however, an estimate of the range of the possible outcomes cannot be made at this time.

The PRC income tax returns for fiscal year 2011 through fiscal year 2014 remain open to potential examination. In addition, local tax authorities may exercise broad discretion in applying the tax law, thus potentially exposing the PRC subsidiaries to audits of tax years outside the general statute of limitations.

It is the Group’s continuing practice to recognize interest and penalties related to uncertain tax positions in interest expenses and other expenses, respectively. For the years ended December 31, 2012, 2013 and 2014, no interests and penalties have been recognized under ASC 740-10 as management believes that there will be no interest and penalties charged relating to a re-evaluation of a tax levy method.

(c) LAT

Since January 1, 1994, LAT has been applicable at progressive tax rates ranging from 30% to 60% on the appreciation of land values, with an exemption provided for the sales of ordinary residential properties if the appreciation values do not exceed certain thresholds specified in the relevant tax laws. However, prior to September 2004, the local tax authority in Zhengzhou city did not impose the regulation on real estate companies in its area of administration. Since September 2004, the local tax authority has levied the LAT at the rate of 0.8% or 1.0% against total cash receipts from sales of real estate properties, rather than according to the progressive rates. In early 2007, the national PRC tax authorities clarified the regulations to require the full payment of LAT in accordance with the progressive rates.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

For the years ended December 31, 2012, 2013 and 2014, the Group has made full provision for LAT with respect to properties sold up to December 31, 2014 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

In prior years, the Company has settled the LAT for three of its projects based on the deemed profit method, which was approved by the local tax bureau. Out of the three projects, one project was liquidated on April 6, 2012 and the statute of limitations of another project expired as of December 31, 2013. The statute of limitations of the remaining project expired on April 27, 2014. Based on the above, there is no longer a contingency related to the LAT of the three projects settled in the prior years as of December 31, 2014.

In the Henan Province, the local tax authorities have, in certain circumstances, adopted the deemed profit method for LAT final settlements. On May 30, 2014, the Zhengzhou Modern City project developed by Henan Xinyuan Real Estate Co., Ltd., completed the LAT final settlement with the local tax bureau. The Company received a tax clearance certificate, which confirmed that the Company’s accrual under the deemed profit method was adequate and there was no additional tax adjustments assessed by the local tax bureau as of May 30, 2014. Based on the above, management performed a reassessment and concluded that the likelihood of the deemed profit method being overturned is only reasonably possible, and accordingly reversed the LAT liability accrued for the project amounting to US$16.2 million as of December 31, 2014. The Company’s estimate for the reasonably possible contingency related to the Zhengzhou Modern City project amounted to US$16.2 million as of December 31, 2014.

(d) Deferred tax

The tax effects of temporary differences that give rise to the Group’s net current deferred tax assets and liabilities as of December 31, 2013 and 2014 are as follows:

	December 31, 2013	December 31, 2014
	US$	US$
Current deferred tax assets:
Tax loss carried forward	1,800,359	8,223,312
Accruals and provisions	13,536,150	5,554,948

Total current deferred tax assets	15,336,509	13,778,260

Current deferred tax liabilities:
Revenue recognized based on percentage of completion	(11,851,997)	(31,868,998)
Real estate properties accelerated cost deduction	(1,365,450)	(1,360,518)
Taxable temporary differences arising from business combinations	(81,031,364)	(71,705,371)
Others	(45,532)	(45,532)

Total current deferred tax liabilities	(94,294,343)	(104,980,419)

Net current deferred tax liabilities	(78,957,834)	(91,202,159)

The tax effects of temporary differences that give rise to the Group’s net long-term deferred tax assets and liabilities as of December 31, 2013 and 2014 are as follows:

	December 31, 2013	December 31, 2014
	US$	US$
Long-term deferred tax assets:
Tax loss carried forward	-	2,727,890
Revenue recognition of real estate lease income on a straight-line basis	8,547,158	8,767,201
Others	1,643,945	2,146,517

Total long-term deferred tax assets	10,191,103	13,641,608

Long-term deferred tax liabilities:
Income tax on undistributed earnings of PRC subsidiaries	(9,384,619)	(9,825,083)

Total long-term deferred tax liabilities	(9,384,619)	(9,825,083)

Net long-term deferred tax assets	806,484	3,816,525

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Certain of the Company’s PRC subsidiaries have PRC tax net operating loss carry forwards of US$32.9 million (2013: US$7.2 million) which will expire in one to five years, if unutilized. Losses incurred in the U.S. amounting to US$5.9 million (2013: US$1.2 million) will expire in 20 years.

During 2013 and 2014, the Company has considered its operational funding needs, future development initiatives and its dividend distribution plan and is permanently reinvesting all but US$93.8 million and US$98.3 million of its PRC subsidiaries earnings as at December 31, 2013 and 2014, respectively. Accordingly, the Company accrued deferred income tax liabilities of US$9.38 million and US$9.83 million for the withholding tax liability associated with the distribution of retained earnings that are not permanently reinvested as at December 31, 2013 and 2014, respectively. Determination of the amount of unrecognized deferred tax liability related to the earnings that are permanently reinvested as of December 31, 2013 and 2014 is not practicable.

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

In assessing the ability to realize the deferred tax assets, the Group has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Group did not record any valuation allowance as of December 31, 2013 and 2014.

16. Share-based compensation

As of December 31, 2014, the Company has three share-based compensation plans under which awards may be granted to both employees and non-employees, which are described below. Compensation cost of US$3,232,940 (2012: US$2,151,844, 2013: US$676,303) was charged against income comprising of general and administrative expenses of US$3,232,940 (2012: US$2,151,844, 2013: US$676,303) for those plans with a corresponding credit to additional paid-in capital in the year ended December 31, 2014, of which, US$2,736,313 (2012: US$2,095,900, 2013: US$427,989) was related to the options granted to employees and nil (2012: US$55,944, 2013: nil) was related to the options granted to non-employees. The compensation cost is regarded as a permanent difference for income tax purposes as the options were granted by the Company, which is registered in Cayman, a tax free jurisdiction. Hence, no tax benefit was recognized upon the recognition of compensation cost. The Company has a policy of using authorized shares in the existing pool to satisfy any future exercise of share options and shares repurchased held by a third party trustee to satisfy the RSUs granted under the 2014 RSU plan.

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

On June 25, 2014, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 600,000 common shares to one employee, at an exercise price of US$2.045 per share. These options have a weighted average grant date fair value of US$0.52 per option and a total expected compensation cost, net of expected forfeitures, of US$311,098. These options have vesting periods based on length of service of 36 months and will expire no later than June 25, 2024.

On June 30, 2014, under the 2007 Plan, the Company granted share options to purchase up to 907,000 common shares to six employees, at an exercise price of US$1.21 per share. These options have a weighted average grant date fair value of US$0.81 per option and a total expected compensation cost, net of expected forfeitures, of US$734,181. These options became vested and exercisable immediately.

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

The forfeiture rate and fair value assumptions used to value the above options are consistent with the assumptions used to value the options to employees issued under the Plan and the 2007 Plan.

For the year ended December 31, 2014, compensation cost of nil (2012: US$55,944; 2013: nil) was charged against income for those options granted to non-employees under the Plan and the 2007 Plan.

Assumptions

The Company assumed the forfeiture ratios of 10% for non-executive employees and 0% for executives in arriving at the total compensation expense. All outstanding unvested stock options as of December 31, 2014 under the Plan and the 2007 Plan were related to executives and therefore, are expected to vest in full.

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses the assumptions noted below.

	Options Granted in 2012 Under the 2007 Plan	Options Granted in 2013 Under the 2007 Plan	Options Granted in 2014 Under the 2007 Plan
Average risk-free rate of return	1.04%	1.43%	2.5%
Expected term	6.46 Years	6 Years	5-6 Years
Volatility rate	63.4%	55.7%	40.5-41.4%
Dividend yield	5%	5%	5%

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Share Option Activity

The following table is a summary of the Company’s share option activity under the Plan (in US$, except options):

Options under the Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding, January 1, 2014
2.50 (exercise price)	577,560	2.5	3.58	101,073

Granted to employee	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Forfeited/Cancelled
2.50 (exercise price)	16,866	2.5	-	-

Outstanding, December 31, 2014
2.50 (exercise price)	560,694	2.5	2.58	-

Exercisable as at December 31, 2013
2.50 (exercise price)	560,694	2.5	2.58	-

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$1.18 per common share as of December 31, 2014 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2014. Total fair value of options vested during the year ended December 31, 2012, 2013 and 2014 was US$252,778, nil, and nil, respectively.

As of December 31, 2014, there was no unrecognized compensation cost related to unvested share-based compensation arrangements granted to employees and non-employees under the Plan.

The following table is a summary of the Company’s share option activity under the 2007 Plan (in US$, except options):

Options Under the 2007 Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding, January 1, 2014
7.0 (exercise price)	792,056	7.00	3.83	-
2.975 (exercise price)	180,000	2.975	4.50	-
1.87 (exercise price)	93,334	1.87	5.25	75,134
1.21 (exercise price)	1,232,000	1.21	6.95	1,804,880
1.085 (exercise price)	100,000	1.085	7.50	159,000
1.64 (exercise price)	300,000	1.64	8.87	310,500
1.595 (exercise price)	200,000	1.595	8.87	216,000
2.105 (exercise price)	600,000	2.105	9.50	342,000
2.475 (exercise price)	400,000	2.475	9.60	80,000
2.86 (exercise price)	600,000	2.86	9.67	-
3.185(exercise price)	400,000	3.185	9.85	-

Granted
2.045 (exercise price)	600,000	2.045	9.48	-
1.21 (exercise price)	907,000	1.21	9.50	-

Exercised
1.21 (exercise price)	33,000	1.21	-	39,842

Expired
1.21 (exercise price)	339,000	1.21	-	-

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Forfeited/Cancelled
2.475 (exercise price)	400,000	2.475	-	-
3.185 (exercise price)	400,000	3.185	-	-

Outstanding, December 31, 2014
7.0 (exercise price)	792,056	7.00	2.83	-
2.975 (exercise price)	180,000	2.975	3.50	-
1.87 (exercise price)	93,334	1.87	4.25	-
1.21 (exercise price)	860,000	1.21	5.95	-
1.085 (exercise price)	100,000	1.085	6.50	9,500
1.64 (exercise price)	300,000	1.64	7.87	-
1.595 (exercise price)	200,000	1.595	7.87	-
2.105 (exercise price)	600,000	2.105	8.50	-
2.86 (exercise price)	600,000	2.86	8.67	-
2.045 (exercise price)	600,000	2.045	9.48	-
1.21 (exercise price)	907,000	1.21	9.50	-

Exercisable as at December 31, 2014
7.0 (exercise price)	792,056	7.00	2.83	-
2.975 (exercise price)	180,000	2.975	3.50	-
1.87 (exercise price)	93,334	1.87	4.25	-
1.21 (exercise price)	860,000	1.21	5.95	-
1.085 (exercise price)	100,000	1.085	6.50	9,500
1.64 (exercise price)	232,000	1.64	7.87	-
1.595 (exercise price)	132,000	1.595	7.87	-
2.105 (exercise price)	200,000	2.105	8.50	-
2.86 (exercise price)	200,000	2.86	8.67	-
1.21 (exercise price)	907,000	1.21	9.50	-

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$1.18 per common share as of December 31, 2014 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2014. As of December 31, 2014, there was US$862,895 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees, under the 2007 Plan. The cost is expected to be recognized using a straight-line method over a weighted-average period of 1.81 years. Total fair value of options vested during the year ended December 31, 2012, 2013 and 2014 was US$1,979,786, US$430,438, and US$1,206,372, respectively.

2014 Restricted Stock Unit Plan (the “2014 RSU Plan”)

On May 23, 2014, the Board of Directors approved the 2014 RSU Plan, which is administered by the Board of Directors or any of its committees. The 2014 RSU Plan provides for discretionary grants of restricted stock units, or RSUs, to or for the benefit of participating employees. The maximum number of shares that may be delivered to 2014 RSU Plan participants in connection with RSUs granted under the 2014 RSU Plan is 4,648,869, subject to adjustment if the Company's outstanding common shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Company through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction.

On May 23, 2014, the Company established a trust that is governed by a third party trustee and deposited US$7,042,725 into the trust. The trustee used the funds to acquire 4,234,884 ordinary shares from the open market. Those ordinary shares have been granted to employees and directors, and vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares at the grant date was determined to be US$7,042,725 and such amount will be recognized as compensation expense using the straight-line method. The shares held by the third party trustee are legally outstanding as of December 31, 2014.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

On December 29, 2014, EMG granted the Share Option to a selling shareholder. No compensation expense was recorded as of December 31, 2014 since the performance conditions underlying the Share Option were not met.

17. Other payables and accrued liabilities

The components of other payables and accrued liabilities are as follows:

	December 31, 2013	December 31, 2014
	US$	US$
Contract deposit	27,261,543	22,484,500
Accrued expense	15,550,633	19,893,141
Deed tax and maintenance fund withheld for customers	4,989,023	266,382
Bidding deposit	691,844	1,698,002
Welfare	1,704,441	1,697,794
Other tax payable	7,756,722	8,606,598
Aircraft operating expense	505,110	752,574
Accrued interest expense	7,077,864	11,582,212
Others	7,909,146	7,106,887

Total	73,446,326	74,088,090

18. Related party and employee transactions

(a) Amounts due from related party

	December 31, 2013	December 31, 2014
	US$	US$
Due from related party	820,089	125,374,349

 This balance represents a receivable due from Shaanxi Zhongmao related to advances for operational needs without any fixed payments terms, which mainly consisted of the amount of US$104,410,477 for acquiring parcels of land in Xi’an. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

(b) Amounts due from employees

	December 31, 2013	December 31, 2014
	US$	US$
Advances to employees	59,226	50,057

The balance represents cash advances to employees for traveling expenses and other expenses. The balances are unsecured, bear no interest and have no fixed payment terms.

(c) Others

For the year ended December 31, 2014, total directors’ remuneration amounted to US$8,145,311 (2012: US$3,078,519; 2013: US$9,690,085).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Before July 1, 2013, the Company entered into a series of consulting agreements with a consulting company that is beneficially owned by Yong Cui (“Dr. Cui”), one of the directors of the Company. Under the agreements, the Company pays an annual fee of US$600,000 from 2012. On July 1, 2013, the Company entered into an employment agreement (“Employment Agreement”) with Dr. Cui to employ him as the President of the Company from July 1, 2013 to June 30, 2016. According to the Employment Agreement, all the consulting agreements with Dr. Cui and his related company signed before July 1, 2013 were terminated. During the year ended December 31, 2013, the Company paid US$300,000 to Dr. Cui under the agreements. No amounts were paid to Dr. Cui under the agreements during the year ended December 31, 2014. As of December 31, 2014 and December 31, 2013, there were no balances due to Dr. Cui relating to the aforementioned terminated consulting agreements.

 In November 2011, the Company entered into a business development advisory services agreement with Karmen Equities Limited, of which Omer Ozden (“Mr. Ozden”), then one of the Company’s independent directors, is a minority shareholder. The term of this agreement was six months with advisory fees based on an hourly rate; and the agreement was to be automatically renewed for an additional six month period upon expiration on a continuous basis. On September 19, 2013, Mr. Ozden resigned as a director of the Company and the advisory services agreement with the Company was terminated at that time. During the year ended December 31, 2013, the Company paid Mr. Ozden and Karmen Equities Limited US$112,426 in aggregate. There was no balance due to Mr. Ozden and Karmen Equities Limited as of December 31, 2013.

19. Equity

(i) As at December 31, 2014, the Company’s authorized share capital was 500 million common shares, par value US$0.0001 per share (December 31, 2013: 500 million common shares).

(ii) During the year ended December 31, 2012, 76,095 options were exercised at US$0.0001 per share under the Plan.

(iii) During the year ended December 31, 2012, 43,980 options were exercised at US$1.21 per share under the 2007 Plan.

(iv) During the year ended December 31, 2012, 33,500 options were exercised at US$1.365 per share under the 2007 Plan.

(v) On June 19, 2012, the Company announced a new share repurchase program of up to US$20 million. During the year ended December 31, 2012, 4,091,650 common shares were repurchased at a total cost of US$5,708,281.

(vi) During the year ended December 31, 2012, the Company distributed dividends to common shareholders of US$8,769,530.

(vii) During the year ended December 31, 2013, 15,124 options were exercised at US$2.5 per share under the Plan.

(viii) During the year ended December 31, 2013, 406,666 options were exercised at US$1.87 per share under the 2007 Plan.

(ix) During the year ended December 31, 2013, 200,000 options were exercised at US$1.8 per share under the 2007 Plan.

(x) During the year ended December 31, 2013, 4,082,020 options were exercised at US$1.21 per share under the 2007 Plan.

(xi) On July 12, 2013, the Board of Directors unanimously authorized management to repurchase up to US$60 million of the Company’s shares (the 2013 Repurchase Program) from the approval date to the end of 2015.

(xii) During the year ended December 31, 2013, 2,629,716 common shares were repurchased at a total cost of US$5,767,159.

(xiii) On September 19, 2013, the Company had purchased a cumulative total of 14,264,896 treasury shares for a consideration of US$19,434,281 with a weighted average price of US$1.36 per share. On September 19, 2013, 12,000,000 out of the 14,264,896 treasury shares were issued to TPG Asia as part of the TPG Private Placement and the Company received gross proceeds of approximately US$32,880,000 from the issuance of the treasury shares.

(xiv) During the year ended December 31, 2013, the Company distributed quarterly dividends of US$0.025 per common share to common shareholders amounting to a total of US$14,724,740.

(xv) During the year ended December 31, 2014, 33,000 options were exercised at US$1.21 per share under the 2007 Plan.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

(xvi) During the year ended December 31, 2014, 9,025,690 common shares were repurchased at a total cost of US$17,610,787.

(xvii) During the year ended December 31, 2014, 4,234,884 common shares were repurchased at a total cost of US$7,042,725 under the 2014 RSU Plan, which were granted to employees and directors (note 16).

(xviii) During the year ended December 31, 2014, the Company distributed quarterly dividends of US$0.025 per common share to common shareholders amounting to a total of US$15,288,919.

20. Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	December 31,
	2012	2013	2014
	US$	US$	US$
Numerator:
Net income	156,997,595	126,356,264	48,515,730
Net income attributable to Xinyuan Real Estate Co., Ltd. Shareholders – basic	156,997,595	126,356,264	48,515,730
Interest expense associated with the Convertible Note	-	798,984	2,690,572
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders – diluted	156,997,595	127,155,248	51,206,302
Denominator:
Number of shares outstanding, basic	144,258,862	145,733,028	151,935,765
Convertible Note (Note 12)	-	2,038,808	24,561,789
Stock options	472,152	1,692,720	620,681

Number of shares outstanding-diluted	144,731,014	149,464,556	177,118,235

Basic earnings per share	1.09	0.87	0.32

Diluted earnings per share	1.08	0.85	0.29

During the year ended December 31, 2014, 4,086,084 (2012: 2,945,360; 2013: 1,123,723) stock options were excluded from the calculation of earnings per share because their effect would be anti-dilutive.

21. Segment reporting

The Group’s long-lived assets and revenue are mainly located in and derived from the PRC. Starting in 2012, a small portion of the Group’s long-lived assets and revenue are located in and derived from the United States. The Group considers that each of its individual property developments is a discrete operating segment. The Group has aggregated its segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. The Group’s reportable operating segments are comprised of Henan Province, Shandong Province, Jiangsu Province, Sichuan Province, Beijing, Hainan Province, Hunan Province, and Shanghai, in the PRC; and the United States.

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

No single customer accounted for more than 10% of net sales for the years ended December 31, 2012, 2013 and 2014.

Summary information by operating segment is as follows:

December 31, 2012	Henan	Shandong	Jiangsu	Anhui	Sichuan	Beijing	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$

Net real estate sales	409,866,785	139,120,620	255,431,799	52,228	85,372,969	-	8,204,121	-	898,048,522
Real estate lease income	1,776,271	118,666	12,990	-	-	-	-	1,345,841	3,253,768
Other revenue	835,807	123,393	150,424	-	459,455	-	-	11,927,183	13,496,262

Total revenue	412,478,863	139,362,679	255,595,213	52,228	85,832,424	-	8,204,121	13,273,024	914,798,552
Cost of real estate sales	(255,731,299)	(112,010,770)	(176,713,055)	-	(61,137,449)	-	(6,158,800	181,210	(611,570,163)
Cost of real estate lease income	(772,434)	(104,900)	(614,454)	(51,124)	-	-	-	-	(1,542,912)
Other costs	(5,209,999)	(9,713)	(4,670,571)	(44)	(46,410)	-	(475,005	(11,238,453)	(21,650,195)

Total cost of revenue	(261,713,732)	(112,125,383)	(181,998,080)	(51,168)	(61,183,859)	-	(6,633,805	(11,057,243)	(634,763,270)
Gross profit	150,765,131	27,237,296	73,597,133	1,060	24,648,565	-	1,570,316	2,215,781	280,035,282
Operating expenses	(25,485,569)	(4,401,606)	(10,056,381)	(10,856)	(2,537,960)	(2,133,432)	(852,184	(11,293,434)	(56,771,422)

Operating income/(loss)	125,279,562	22,835,690	63,540,752	(9,796)	22,110,605	(2,133,432)	718,132	(9,077,653)	223,263,860
Interest income	7,435,582	589,441	369,546	373	156,911	418,608	3,643	44,522	9,018,626

Income/(loss) before income taxes	132,715,144	23,425,131	63,910,298	(9,423)	22,267,516	(1,714,824)	721,775	(9,033,131)	232,282,486
Income tax expense	(38,363,911)	(5,566,143)	(22,921,285)	(57,467)	(5,349,292)	(133,390)	(257,547	(1,525,592)	(74,174,627)

Net income/(loss)	94,351,233	17,858,988	40,989,013	(66,890)	16,918,224	(1,848,214)	464,228	(10,558,723)	158,107,859

Depreciation and amortization	912,925	125,461	719,846	52,009	43,883	202,340	-	456,804	2,513,268
Capital expenditure	293,152	15,492	6,942	-	1,267	1,803	-	56,600	375,256
Real estate properties held for sale	-	-	-	-	-	-	11,191,200	-	11,191,200
Real estate properties development completed	164,777	972,064	587,535	278,549	1,155,433	-	-	-	3,158,358
Real estate properties under development (current)	200,523,505	162,469,632	131,597,689	-	2,044,599	170,596,964	55,587,073	-	722,819,462
Real estate properties held for lease	7,559,206	1,706,272	12,351,171	872,834	-	-	-	714,343	23,203,826

Total long-lived assets	20,685,992	1,877,073	12,645,923	873,314	127,070	1,012,336	-	2,816,194	40,037,902
Total assets	738,660,051	272,876,033	306,297,716	9,831,898	114,816,678	23,168,302	30,147,475	70,582,453	1,566,380,606

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

December 31, 2013	Henan	Shandong	Jiangsu	Anhui	Sichuan	Beijing	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$

Net real estate sales	378,087,120	290,511,011	186,224,891	-	13,489,121	-	6,614,490	-	874,926,633
Real estate lease income	2,098,415	196,596	576,457	-	-	-	-	3,118,298	5,989,766
Other revenue	242,368	84,040	479,202	-	183,026	-	15,520	15,817,501	16,821,657

Total revenue	380,427,903	290,791,647	187,280,550	-	13,672,147	-	6,630,010	18,935,799	897,738,056
Cost of real estate sales	(225,443,661)	(220,570,567)	(135,087,692)	-	(3,107,736)	-	(6,002,345)	(723,634)	(590,935,635)
Cost of real estate lease income	(1,602,225)	(129,059)	(323,012)	-	-	-	-	458,065	(1,596,231)
Other costs	3,553,561	(512)	3,359,189	-	(56,418)	-	(550)	(13,063,594)	(6,208,324)

Total cost of revenue	(223,492,325)	(220,700,138)	(132,051,515)	-	(3,164,154)	-	(6,002,895)	(13,329,163)	(598,740,190)
Gross profit	156,935,578	70,091,509	55,229,035	-	10,507,993	-	627,115	5,606,636	298,997,866
Operating expenses	(39,956,831)	(6,925,944)	(11,766,051)	(12,908)	(936,011)	(6,670,853)	(1,359,841)	(17,594,048)	(85,222,487)

Operating income/(loss)	116,978,747	63,165,565	43,462,984	(12,908)	9,571,982	(6,670,853)	(732,726)	(11,987,412)	213,775,379
Interest income	9,121,573	749,616	216,008	129	11,819	736,400	3,098	842,844	11,681,487

Interest expense	(778,032)	-	-	-	-	-	-	(16,084,500)	(16,862,532)
Share of loss in an equity investee	(117,188)	-	-	-	-	-	-	-	(117,188)
Other operating income/expense	-	-	-	-	-	1,538,968	-	-	1,538,968
Income/(loss) before income taxes	125,205,100	63,915,181	43,678,992	(12,779)	9,583,801	(4,395,485)	(729,628)	(27,229,068)	210,016,114
Income tax (expense)/benefit	(46,673,642)	(13,936,301)	(16,640,499)	(40,107)	(2,749,642)	1,212,316	(44,335)	(4,787,640)	(83,659,850)

Net income/(loss)	78,531,458	49,978,880	27,038,493	(52,886)	6,834,159	(3,183,169)	(773,963)	(32,016,708)	126,356,264

Depreciation and amortization	1,903,564	147,053	548,699	52,166	3,652	311,673	174	170,141	3,137,122
Capital expenditure	6,672,173	184,084	91,784,366	-	-	936,906	116,597	405,009	100,099,135
Equity investment	5,967,905	-	-	-	-	-	-	-	5,967,905
Real estate properties held for sale	-	-	-	-	-	-	5,524,041	-	5,524,041
Real estate properties development completed	665,410	555,797	19,244,890	287,165	507,026	-	-	-	21,260,288
Real estate properties under development (current)	190,143,709	37,201,975	441,295,792	-	-	198,205,122	65,672,108	-	932,518,706
Real estate properties held for lease	48,011,607	3,602,956	7,712,857	846,903	-	-	-	235,858	60,410,181

Total long-lived assets	106,014,797	4,694,369	12,200,324	847,318	1,649,862	1,664,134	113,296	10,387,542	137,571,642
Total assets	928,034,862	314,799,152	482,414,252	9,494,401	88,642,444	184,288,291	6,530,771	367,895,419	2,382,099,592

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

December 31, 2014	Henan	Shandong	Jiangsu	Sichuan	Beijing	Hainan	Hunan	Shanghai	United States	Others	Consolidated
	US$	US$	US$	US$	US$				US$	US$	US$
Net real estate sales	310,236,873	192,437,765	175,960,358	9,912,254	188,579,891	6,526,065	4,109,978	-	4,921,331	141,377	892,825,892
Real estate lease income	2,991,909	218,320	651	-	-	-	-	-	-	1,725,306	4,936,186
Other revenue	110,500	110,166	57,357	29,585	11,717	391	244	-	-	21,665,635	21,985,595

Total revenue	313,339,282	192,766,251	176,018,366	9,941,839	188,591,608	6,526,456	4,110,222	-	4,921,331	23,532,318	919,747,673
Cost of real estate sales	(210,789,926)	(146,862,778)	(138,838,903)	(9,125,435)	(133,519,235)	(4,137,467)	(3,632,997)	-	(4,643,722)	977,293	(650,573,170)
Cost of real estate lease income	(2,574,534)	29,388	(575,529)	-	-	-	-	-	-	(52,540)	(3,173,215)
Other costs	(1,804,955)	(1,303,518)	(391,538)	(16,975)	(364,326)	(17)	(32,560)	-	-	(19,921,843)	(23,835,732)

Total cost of revenue	(215,169,415)	(148,136,908)	(139,805,970)	(9,142,410)	(133,883,561)	(4,137,484)	(3,665,557)	-	(4,643,722)	(18,997,090)	(677,582,117)
Gross profit	98,169,867	44,629,343	36,212,396	799,429	54,708,047	2,388,972	444,665	-	277,609	4,535,228	242,165,556
Operating expenses	(58,981,130)	(8,891,116)	(12,928,183)	(3,229,614)	(27,689,927)	(3,855,809)	(3,234,163)	(2,353,439)	(5,783,635)	(18,169,045)	(145,116,061)

Operating income/(loss)	39,188,737	35,738,227	23,284,213	(2,430,185)	27,018,120	(1,466,837)	(2,789,498)	(2,353,439)	(5,506,026)	(13,633,817)	97,049,495
Interest income	10,797,806	903,353	471,254	8,312	375,674	4,974	16,913	9,647	-	1,989,389	14,577,322
Interest expense	(471,635)	-	-	-	-	-	-	-	-	(27,729,132)	(28,200,767)
Net realized gain on short-term investments	3,128,014	-	-	-	-	-	-	-	-	-	3,128,014
Share of income (loss) in an equity investee	(1,691,897)	-	-	-	-	-	-	-	-	-	(1,691,897)
Loss on extinguishment of debt	-	-	-	-	-	-	-	-	-	(9,848,931)	(9,848,931)
Exchange gains	706,108	-		-	-	-	-	-	-	-	706,108
Unrealized income on short-term investments	120,146	-	-	-	1,887	-	-	-	-	-	122,033
Other income	-	3,212,606	-	-	-	-	-	-	-	-	3,212,606

Income/(loss) before income taxes	51,777,279	39,854,186	23,755,467	(2,421,873)	27,395,681	(1,461,863)	(2,772,585)	(2,343,792)	(5,506,026)	(49,222,491)	79,053,983
Income tax benefit /(expense)	1,897,892	(9,997,111)	(3,452,056)	681,784	(18,646,689)	(737,457)	(543,422)	(505,771)	2,243,056	(1,497,844)	(30,557,618)

Net income/(loss)	53,675,171	29,857,075	20,303,411	(1,740,089)	8,748,992	(2,199,320)	(3,316,007)	(2,849,563)	(3,262,970)	(50,720,335)	48,496,365

Depreciation and amortization	5,056,099	255,701	684,087	38,685	446,531	95,456	24,944	35,727	147,349	213,543	6,998,122
Capital expenditure	6,317,246	187,745	175,551	296,976	57,767	698,842	242,276	371,198	10,130,497	217,835	18,695,933
Real estate properties development for sale	-	-	-	-	-	-	-	-	1,185,217	-	1,185,217
Real estate properties development completed	10,174,728	778,376	1,069,768	-	-	-	-	-	-	286,127	12,308,999
Real estate properties under development (current)	122,442,706	230,512,631	476,026,887	213,243,863	124,555,677	80,188,420	145,738,966	192,275,659	119,947,878	9,642,365	1,714,575,052
Real estate properties held for lease	45,892,107	5,053,480	17,464,831	-	-	-	-	-	-	813,330	69,223,748

Total long-lived assets	91,997,422	7,323,161	23,139,244	10,904,402	3,896,449	690,086	528,484	761,721	11,488,178	10,338,428	161,067,575
Total assets	868,110,770	501,351,668	642,378,579	125,561,644	427,431,672	52,944,306	99,029,288	197,356,138	36,990,997	280,371,172	3,231,526,234

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

As of December 31, 2014, the Group had the following operating lease obligations falling due in:

Amount
US$
2015	6,467,053
2016	2,961,415
2017	1,437,673
2018	1,055,059
2019 and thereafter	1,525,756

Total	13,446,956

Capital lease commitments

The Group leases a corporate aircraft under a non-cancellable capital lease arrangement. The terms of the lease do not contain contingent rent clauses.

As of December 31, 2014, the Group had the following minimum lease payments (excluding the portion of the payments representing executory costs, including any profit thereon) falling due in:

Amount
US$
2015	5,683,924
2016	5,683,924
2017	5,683,924
2018	5,683,924
2019 and thereafter	14,209,809
Total minimum lease payments	36,945,505
Less interest	(10,435,662)
Capital lease obligations	26,509,843
Less current maturities of capital lease obligations	(3,010,201)
Long-term capital lease obligations	23,499,642

Other commitments

As of December 31, 2014, the Group had outstanding commitments with respect to non-cancellable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
2015	270,373,732
2016	40,450,741
2017	1,333,500
2018	-
2019 and thereafter	-

Total	312,157,973

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Contingencies

As at December 31, 2014, the Group provided guarantees of US$1,305,598,342 (2013: US$1,137,852,245), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the bank and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the date of grant of the relevant mortgage loan and ends upon issuance of real estate ownership certificate which will generally be available within six to twelve months after the purchaser takes possession of the relevant property. The Group paid US$273,987, US$359,551, and US$1,478,386 to satisfy guarantee obligations related to customer defaults for the years ended December 2012, 2013 and 2014, respectively.

The fair value of the guarantees is not significantly different than the net realizable value of the properties and management considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore no provision has been made for the guarantees.

In the prior years, the Group has settled the LAT for three of its projects based on the deemed profit method, which was approved by the local tax bureau. Out of the three projects, one project was liquidated on April 6, 2012 and the statute of limitations of another project expired as of December 31, 2013. The statute of limitations of the remaining project expired on April 27, 2014. Based on the above, there is no longer a contingency related to LAT for the three projects settled in the prior years as of December 31, 2014.

On May 30, 2014, the Zhengzhou Modern City project developed by Henan Xinyuan Real Estate Co., Ltd., completed the LAT final settlement with the local tax bureau. The Company received a tax clearance certificate, which confirmed that the Company’s accrual under the deemed profit method was adequate and there was no additional tax adjustments assessed by the local tax bureau as of May 30, 2014. Based on the above, management performed a reassessment and concluded that the likelihood of the deemed profit method being overturned is only reasonably possible, and accordingly reversed the LAT liability accrued for the project amounting to US$16.2 million as of December 31, 2014. The Group’s estimate for the reasonably possible contingency related to the Zhengzhou Modern City project amounted to US$16.2 million as of December 31, 2014.

 23. Concentration of risk

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

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a 26.1% appreciation of the RMB against the US$ from July 21, 2005 to December 31, 2014.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Additionally, the value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

During parts of 2011 and 2012 the Group offered certain homebuyers seller-financing arrangements. All the homebuyers entered into such arrangement were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via the Group’s management reporting procedures. The Group provided longer payment terms, ranging between six months to two years to particular home buyers after applying strict credit requirements based on the Group’s credit policy. In the second half of 2012, execution of seller-financed contracts dropped significantly to the point that the Group did not offer seller-financed contracts to second home buyers starting in the fourth quarter of 2012. Commencing in the second quarter of 2014, the Group again offer seller-financed contracts. As of December 31, 2014, there is no concentration of credit risk with respect to receivables. In 2013, PRC banks tightened the conditions on which mortgage loans are extended to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. The Group monitors its homebuyers’ outstanding mortgage loans on an ongoing basis via the Group’s management reporting procedures and took the position that contracts with underlying mortgage loans with processing periods exceeding one year cannot be recognized as revenue under the percentage of completion method (see Note 2(h) for further detail). As a result, the Group reversed contracted sales of the amounts related to apartments of which mortgage loans with processing periods exceeding one year when recognizing revenue under the percentage of completion method.

In addition, no single customer or supplier accounted for more than 10% of revenue or project expenditures for the years ended December 31, 2012, 2013 and 2014.

 24. Accumulated other comprehensive income

The movement of accumulated other comprehensive income is as follows:

Foreign currency translation adjustments
US$
Balance as of January 1, 2012	79,859,172
Other comprehensive income	2,140,848
Balance as of December 31, 2012	82,000,020
Other comprehensive income	25,910,940
Balance as of December 31, 2013	107,910,960
Other comprehensive loss	(3,353,952)
Balance as of December 31, 2014	104,557,008

25. Non-controlling interests

As of December 31, 2013 and 2014, the non-controlling interests consisted of the following:

	Ownership	December 31, 2013	December 31, 2014
		US$	US$
Beijing Economy Cooperation Ruifeng Investment Co., Ltd.	10%	-	19,392
Kunming Huaxia Xinyuan Real Estate Co., Ltd.	20%	-	48

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

26. Subsequent events

In February 2015, pursuant to a consent solicitation to the holders of the May 2018 Secured Notes and the June 2019 Secured Notes, the Company amended the May 2018 and June 2019 Indentures (collectively, known as the “Indentures”) to provide it with additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include amendments that allow the Company to: (i) to incur additional Indebtedness (as defined in the Indentures) in furtherance of the Company's business plans; (ii) make certain Restricted Payments (as defined in the Indentures) and Permitted Investments (as defined in the Indentures); and (iii) make certain deemed Investments (as defined in the Indentures) without having to satisfy the Fixed Charge Coverage Ratio (as defined in the Indentures) requirement. The amendments also amend (i) the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant in the Indentures to the extent that the Company believes necessary as a result of the amendments to other covenants and (ii) the “Limitation on Asset Sales” covenant in the Indentures to remove the Fixed Charge Coverage Ratio requirement for Asset Dispositions (as defined in the Indentures). The amendments also amended certain related definitions in the Indentures.

On March 2, 2015, the Company acquired 82% equity interest of Shandong Highway Shengxuan Real Estate Development Co., Ltd. by open auction with consideration of US$14,113,417, which has been fully paid in cash. The name of investee was changed to Shandong Xinyuan Renju Real Estate Co., Ltd. at the acquisition date. Shandong Xinyuan Renju Estate Co., Ltd. has one project, Xin Central, with an area of 261,583 square meters.

In April 2015, Jiangsu Jiajing entered into a loan agreement with The Bank of East Asia (China) Limited Suzhou Branch and Shanghai Branch amounting to US$73.5 million, which was guaranteed by Xinyuan Real Estate Co., Ltd. and Xinyuan (China) Real Estate, Ltd.

From January 1 to April 24, 2015, the Group obtained debt borrowings through construction loans and entrusted loans with an aggregate amount of approximately US$369.5 million, which are mainly secured by the Group’s land use rights, real estate properties under development and 100% equity interest of Zhengzhou Shengdao Real Estate Co., Ltd.

27. Condensed financial information of the Company

The condensed financial statements of Xinyuan Real Estate Co., Ltd. (the “Company”) have been prepared in accordance with U.S. GAAP. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$379,829,487 as of December 31, 2014 (2013: US$375,547,200).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Condensed Balance Sheets

	Year ended December 31
	2013	2014
	US$	US$

ASSETS

Current assets
Cash and cash equivalents	231,652,719	4,392,766
Other deposits and prepayments	12,690,088	1,774,032
Other current assets	1,319,508	233,474
Due from subsidiaries	445,422,645	585,756,827
Total current assets	691,084,960	592,157,099

Other assets	-	-
Deferred charges	9,048,940	7,428,245
Investments in subsidiaries	778,780,958	900,701,691

TOTAL ASSETS	1,478,914,858	1,500,287,035

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank loan	-	130,024,345
PRC income tax payable	13,388	13,388
PRC other tax payable	902,190	902,190
Other payable and accrued liabilities	9,453,718	8,715,979
Payroll and welfare payables	5,149,011	-
Other long-term debt due within one year	35,000,000	-

Total current liabilities	50,518,307	139,655,902

Other long-term debt	475,761,009	400,000,000

Total liabilities	526,279,316	539,655,902

Shareholders’ equity
Common shares, $0.0001 par value:
Authorized-500,000,000 shares, issued and outstanding-147,019,802 shares for 2014 (2013: 156,012,492 shares)	15,828	15,831
Treasury shares	(3,085,481)	(20,696,268)
Additional paid-in capital	534,936,597	530,670,112
Retained earnings	420,768,598	450,641,458

Total shareholders’ equity	952,635,542	960,631,133

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,478,914,858	1,500,287,035

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Condensed Statements of Comprehensive Income

	Year ended December 31
	2012	2013	2014
	US$	US$	US$
Sales tax	-	-	-

General and administrative expenses	(4,422,693)	(16,494,847)	(8,860,382)

Operating loss	(4,422,693)	(16,494,847)	(8,860,382)
Interest expense	(9,243,078)	(24,635,780)	(58,515,706)
Interest income	722	749,408	1,289,907
Loss on extinguishment of debt	-	-	(9,848,931)
Equity in profit of subsidiaries, net	170,662,644	166,737,483	124,450,842

Income from operations before income taxes	156,997,595	126,356,264	48,515,730
Income taxes	-	-	-

Net income attributable to common shareholders	156,997,595	126,356,264	48,515,730

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	2,140,848	25,910,940	(3,353,952)

Comprehensive income attributable to shareholders	159,138,443	152,267,204	45,161,778

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Condensed Statements of Cash Flows

	Year ended December 31
	2012	2013	2014
	US$	US$	US$
Cash flows from operating activities:
Net income	156,997,595	126,356,264	48,515,730
Adjustment to reconcile net income to net cash provided by operating activities:
Equity in profit of subsidiaries, net	(170,662,644)	(166,737,483)	(124,450,842)
Depreciation and amortization	-	-	-
Accretion of long-term debt	1,024,166	288,220	-
Stock based compensation expense	84,988	160,549	1,912,471
Amortization of deferred financing cost	-	640,565	1,620,695
Loss on extinguishment of debt	-	-	9,848,931
Other receivables	-	-	-
Other deposits and prepayments	-	(12,690,088)	10,916,056
Other current assets	-	(278,908)	45,434
Other assets	551,420	98,294	-
Income tax payable	-	-	-
Other tax payable	-	-	-
Other payable and accrued liabilities	204,846	8,081,370	(737,739)
Payroll and welfare payable	-	5,149,011	(5,149,011)
Accrued interest	17,333	(1,352,000)	-

Net cash used in operating activities	(11,782,296)	(40,284,206)	(57,478,275)

Cash flows from financing activities:
Changes in due from a subsidiary	(13,593,497)	(150,361,777)	(140,334,182)
Proceeds from short-term bank loans	25,000,000	45,000,000	130,024,345
Repayments of short-term bank loans	(25,000,000)	(70,000,000)	(35,000,000)
Proceeds from long-term bank loans	35,000,000	-	-
Proceeds from other long-term debts	-	475,761,009	-
Repayment of other long-term debts	-	(40,000,000)	(75,761,009)
Issuance of treasury shares	-	32,792,232	-
Purchase of treasury shares	(5,708,281)	(5,767,160)	(17,610,787)
Dividends to shareholders	(8,769,530)	(14,724,740)	(15,288,919)
Deferred charges	-	(9,585,309)	-
Purchase of shares under RSU plan	-	-	(7,042,725)
Loss on extinguishment of debt	-	-	(9,848,931)
Proceeds from exercise of stock options	98,812	5,060,918	1,080,530

Net cash provided by/(used in) financing activities	7,027,504	268,175,173	(169,781,678)

Net increase/ (decrease) in cash and cash equivalents	(4,754,792)	227,890,967	(227,259,953)
Cash and cash equivalents, at the beginning of the year	8,516,544	3,761,752	231,652,719

Cash and cash equivalents, at end of the period	3,761,752	231,652,719	4,392,766

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

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323 “ Investment-Equity Method and Joint Ventures ” (“ASC 323”). Such investment is presented on the balance sheet as “Investments in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in profit of subsidiaries, net” on the condensed statements of comprehensive income.

The subsidiaries did not pay any dividends to the Company for the periods presented.

(b) Related party transactions

As of December 31, 2013 and 2014, the Company had US$416,358,510 and US$525,946,603 due from its wholly-owned subsidiaries. These amounts mainly reflect intercompany loans from the Company to Xinyuan (China) Real Estate, Ltd. (“WFOE”) and XIN Development Group International Inc. (“XIN Development”). While intercompany loans have no fixed payments terms, the Company has a legal enforceable right to demand payment at any time, and the WFOE and the XIN Development have the ability to repay the outstanding balance on demand.

In 2013, the Company also entered into a separate loan facility agreement with XIN Development. Pursuant to the agreement, the Company will provide a loan facility to XIN Development for the period from July 1, 2013 to January 18, 2017 amounting to US$50,000,000 at 17.5% per annum. As of December 31, 2014, the Company has US$59,810,224 (2013: US$29,064,135) including accrued interest of US$10,708,345 (2013: US$1,931,467), due from XIN Development under this loan facility.

Before July 1, 2013, the Company entered into a series of consulting agreements with a consulting company that is beneficially owned by Yong Cui (“Dr. Cui”), one of the directors of the Company. Under the agreements, the Company should pay an annual fee of US$600,000 for 2012. On July 1, 2013, the Company entered into an employment agreement (“Employment Agreement”) with Dr. Cui to employ him as the President of the Company from July 1, 2013 to June 30, 2016. According to the Employment Agreement, all the consulting agreements with Dr. Cui and his related company signed before July 1, 2013 were terminated. As of December 31, 2014, there were no balances due to Dr. Cui relating to the aforementioned terminated consulting agreements.

 In November 2011, the Company entered into a business development advisory services agreement with Karmen Equities Limited, of which Omer Ozden (“Mr. Ozden”), then one of the Company’s independent directors, is a minority shareholder. The term of this agreement was six months with advisory fees based on an hourly rate; and the agreement was to be automatically renewed for an additional six month period upon expiration on a continuous basis. On September 19, 2013, Mr. Ozden resigned as a director of the Company and the advisory services agreement with the Company was terminated at that time. During the year ended December 31, 2013, the Company paid Mr. Ozden and Karmen Equities Limited US$112,426 in aggregate. There was no balance due to Mr. Ozden and Karmen Equities Limited as of December 31, 2013.

(c) Commitments

The Company does not have significant commitments or long-term obligations as of the period end presented.

