Form 20-F
period 2015-12-31
Xinyuan Real Estate Co., Ltd.
filed 2016-03-30
CIK 1398453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For The Fiscal Year Ended December 31, 2015.

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

 None

(Title of Class)

  Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 142,802,936 common shares, par value US$0.0001 per share, as of December 31, 2015.

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

This annual report includes our audited consolidated financial statements for the years ended December 31, 2013, 2014 and 2015 and as of December 31, 2014 and 2015. Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. Since 2012, we have expanded to the U.S. market through our subsidiaries in the U.S. The functional currency of our U.S. subsidiaries is the U.S. dollar. The financial statements of our PRC subsidiaries are translated into U.S. dollars, using published exchange rates in China, based on (i) year-end exchange rates for assets and liabilities and (ii) average yearly exchange rates for revenues and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all. See “ITEM 3. KEY INFORMATION-A. Selected Financial Data-Exchange Rate Information.

Our common shares are traded on the New York Stock Exchange, or the NYSE, in the form of ADS under the symbol “XIN.” Each ADS represents two common shares. The closing price of our ADSs on the NYSE as of March 18, 2016 was $4.16 per ADS.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or negatives of such expressions. These forward-looking statements include, among others, statements about:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our expectations with respect to our ability to acquire adequate suitable land use rights for future development; and

•	our belief with respect to market opportunities in, and growth prospects of, our target market cities in China and our targeted areas in the United States.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. However, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements. Among the important factors to consider in evaluating our forward-looking statements are:

•	our ability to continue to implement our business model successfully;

•	our ability to secure adequate financing for our project development;

•	our ability to successfully sell or complete our property projects under construction and planning;

•	our ability to enter into new geographic markets and expand our operations;

•	the marketing and sales ability of our third-party sales agents;

•	the performance of our third party contractors;

•	laws, regulations and policies relating to real estate developers and the real estate industry in the markets in which we operate;

•	our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations;

•	competition from other real estate developers;

•	the growth of the real estate industry in the markets in which we operate; and

•	fluctuations in general economic and business conditions in the markets in which we operate.

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

A. Selected financial data

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income and other financial data for the years ended December 31, 2013, 2014 and 2015, other than earnings per ADS data, and the consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements which are included elsewhere in this annual report. Our audited consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except for changes in operating subsidiaries, our consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

Our selected consolidated statements of comprehensive income data for the years ended December 31, 2011 and 2012 and our selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements included in prior years' annual reports.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Years ended December 31,
	2011	2012	2013	2014	2015
	US$	US$	US$	US$	US$
	(in thousands except share, per share and per ADS data)
Consolidated Statements of Comprehensive Income
Total revenue	687,508	914,799	897,738	919,748	1,164,324
Total costs of revenue	(487,777)	(634,763)	(598,740)	(677,582)	(891,334)
Selling and distribution expenses	(16,209)	(17,942)	(20,724)	(39,494)	(52,126)
General and administrative expenses	(27,231)	(38,829)	(64,498)	(105,622)	(115,329)
Operating income	156,292	223,265	213,776	97,050	105,535
Net income	103,005	158,108	126,356	48,496	66,481
Net income/(loss) attributable to non-controlling interest	(707)	(1,110)	-	19	1
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	102,298	156,998	126,356	48,515	66,482
Earnings per share
-Basic	0.68	1.09	0.87	0.32	0.47
-Diluted	0.68	1.08	0.85	0.29	0.45
Shares used in computation
-Basic	151,314,945	144,258,862	145,733,028	151,935,765	142,625,427
-Diluted	151,314,945	144,731,014	149,464,556	177,118,235	146,487,949
Earnings per ADS(1)
-Basic	1.36	2.18	1.74	0.64	0.93
-Diluted	1.36	2.17	1.70	0.58	0.91

(1)	Earnings per ADS are calculated based on each ADS representing two common shares.

	Years ended December 31,
	2011	2012	2013	2014	2015
	US$	US$	US$	US$	US$

Cash dividends declared per ADS	0.10	0.16	0.20	0.20	0.20

	Years ended December 31,
	2011	2012	2013	2014	2015
Other Operating Data

Number of projects launched	4	1	4	9	6

Aggregate GFA delivered(1) (m2)	521,223	512,988	940,005	374,615	560,232

(1)         Delivery occurs when we have obtained all the completion acceptance certificates required by the PRC government in respect of the apartment and deliver full access to the apartment, such as the keys, to the buyer.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2011, 2012, 2013, 2014 and 2015:

	As of December 31,
	2011	2012	2013	2014	2015
	US$	US$	US$	US$	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Balance Sheet Data(1)
Cash and cash equivalents	319,218	496,205	587,119	140,495	387,528
Restricted cash	168,384	145,730	250,098	368,874	363,137
Deposits for land use rights	-	44,547	297,389	299,739	46,199
Real estate property under development(2)	761,871	722,819	932,519	1,714,575	1,887,322
Total current assets	1,364,650	1,526,343	2,244,528	3,070,459	3,262,964
Total assets	1,390,614	1,566,381	2,382,100	3,231,526	3,561,387
Total current liabilities	627,860	735,115	807,373	1,592,633	1,650,883
Long-term bank loans	73,482	35,000	32,804	52,296	13,860
Other long-term debt	39,709	-	536,943	576,204	910,008
Common shares	15,341	15,358	15,828	15,831	15,835
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	634,627	781,538	952,636	960,612	935,952

(1)       Financial information for PRC subsidiaries is first prepared in RMB and then translated into U.S. dollars for assets and liabilities at the year-end exchange rate and, for revenues and expenses at the yearly average exchange rate. The rates used are set forth in the table below. Capital accounts are translated at their historical exchange rates when the transactions occurred.

	As of and for the Year Ended December 31,
	2011	2012	2013	2014	2015
Period-end US$: RMB exchange rate	6.3009	6.2855	6.0969	6.1190	6.4936
Period average US$: RMB exchange rate	6.4614	6.3124	6.1956	6.1424	6.2272

As of March 18, 2016, the US$: RMB exchange rate was 6.4682.

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

	Noon Buying Rate(1)
	Period End	Average(2)	Low	High
	(RMB Per US$1.00)
Year
2011	6.2939	6.7693	6.2939	6.6017
2012	6.2301	6.3093	6.2221	6.3449
2013	6.0537	6.1412	6.0537	6.2438
2014	6.2046	6.1620	6.0402	6.2591
2015	6.4778	6.2827	6.1870	6.4896

Month
September 2015	6.3556	6.3676	6.3544	6.3836
October 2015	6.3180	6.3505	6.3180	6.3591
November 2015	6.3883	6.3640	6.3180	6.3945
December 2015	6.4778	6.4493	6.3883	6.4896
January 2016	6.5752	6.5726	6.5219	6.5932
February 2016	6.5525	6.5501	6.5154	6.5795
March 2016 through March 18, 2016)	6.4682	6.5100	6.4682	6.5500

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

Continued concerns about the systemic impact of potential long-term and wide-spread recessions, energy costs, geopolitical issues, unstable credit markets and financial conditions, volatile oil prices and the global housing and mortgage markets have led to periods of significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward.

Economic conditions in China are sensitive to global economic conditions, and it is impossible to predict how the Chinese economy will develop in the future. Any slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of homes, and our homebuyers may also defer, reduce or cancel purchases of our units. We have experienced some volatilities in demand from time to time in the recent years due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices. Although commencing in the second half of 2014, the PRC government has begun to loosen mortgage restrictions, the demand in the real estate market in China has weakened, particularly in tier 3 and tier 4 cities. We remain optimistic about the Chinese economy, but to the extent any fluctuations in the Chinese economy significantly affect homebuyers’ demand for our units or change their spending habits, our results of operations may be materially and adversely affected.

The PRC economy also faces challenges in the short to medium term. Continued turbulence in the international markets and prolonged declines in consumer spending, including home purchases, as well as any slowdown of economic growth in China, may adversely affect our liquidity and financial condition.

With our expansion into the U.S. market in 2012, we will be increasingly sensitive to the general economic conditions in the U.S. and industry conditions of the U.S. housing market in particular. The U.S. housing industry is highly cyclical and is significantly affected by changes in industry conditions, as well as in global and local economic conditions, such as changes in employment and income levels, availability of financing for buyers, interest rates, levels of new and existing homes for sale demographic, trends and housing demand. The U.S. market experienced a significant downturn in recent years. Although certain markets in the U.S. have begun to recover, including our targeted areas of New York, the housing market remains depressed and the duration and ultimate speed of recovery remain uncertain. Deterioration in industry conditions in the U.S. or in broader economic conditions could have additional material adverse effects on our business expansion in the U.S. and financial results.

We are a holding company that depends on dividend payments from our subsidiaries for funding

We are a holding company established in the Cayman Islands and operate most of our business and operations through our subsidiaries in China. Therefore, our ability to pay dividends to our shareholders and to service our indebtedness outside of China depends significantly upon dividends that we receive from our subsidiaries in China. To the extent our U.S. operation continues to grow, we may in the future also depend on dividends from our U.S. subsidiaries. If our subsidiaries incur indebtedness or losses, such indebtedness or losses may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness will be restricted. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its statutory capital reserve fund until the cumulative amount of such reserves reaches 50.0% of its respective registered capital and, with the approval of a shareholder meeting or general shareholder meeting, a PRC subsidiary may set aside a certain amount of after-tax profit to its general reserves. As of December 31, 2015, our statutory reserves amounted to US$ 80.0 million. Our statutory reserves are not distributable as cash dividends. Dividends paid by the PRC subsidiaries may also be subject to PRC withholding tax. In addition, restrictive covenants in bank credit facilities, other long-term debt agreements, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to make contributions to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

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

As of December 31, 2015, our contractual obligations amounted to US$ 2,552.5 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. Of this amount, US$1,209.7 million was due within one year.

There can be no assurance that our internally generated cash flow and external financing will be sufficient for us to meet our contractual and financing obligations in a timely manner. Due to the current measures imposed (as well as other measures that may be imposed by the PRC government in the future) which limit our access to additional capital, as well as restrictions imposed on our conduct under existing debt arrangements, we cannot assure you that we will be able to obtain sufficient funding to finance intended purchases of land and land use rights, develop future projects or meet other capital needs as and when required at a commercially reasonable cost or at all. Our failure to obtain adequate financing in a timely manner and on reasonable terms could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our obligations and (2) affect our cash flow, liquidity, financial performance and condition.

If we are unable to successfully manage our expansion into other cities in China, we will not be able to execute our business plan.

Historically, our business and operations was concentrated in Zhengzhou. Since 2006, we have expanded our residential property development operations into other high growth cities, including Beijing, Shanghai, Tianjin, Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Suzhou, Kunshan and Xuzhou in Jiangsu Province, Zhengzhou and Xingyang in Henan Province, Sanya in Hainan Province, Changsha in Hunan Province, and Xi’an in Shaanxi Province. We plan to expand into other cities as suitable opportunities arise. The development of real estate projects in other cities will impose significant demands on our management and other operational resources. Moreover, we will face additional competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of these cities has its own unique market conditions, customer requirements and local regulations related to the local real estate industry. If we are unable to successfully develop and sell projects outside of our existing markets, our future growth may be limited and we may not generate adequate returns to cover our investments in these new markets. In addition, if we expand our operations to other cities with higher land prices, our costs may increase, which may lead to a decrease in our profit margin, or impairments resulting from land value decreases.

We are still in the early stages of expanding into the U.S. market, a market in which we have limited development experience and which may require us to spend significant resources, and there can be no assurance that we will be able to succeed in the U.S. market or in other markets into which we expand.

While our primary focus continues to be residential real estate markets in high growth tier 1 and tier 2 cities in China, in 2012 we expanded to the U.S. market and have opportunistically secured four real estate properties. Two of these projects were acquired for resale and were sold out in early 2015. The other projects include an on-going residential ground-up development project in Brooklyn, New York (named “New York Oosten”), and a newly acquired land parcel in Manhattan, New York. We are in the early stage of expanding into the U.S. and there can be no assurance that we will be able to succeed in the U.S. market. We have limited experience in the U.S. real estate market and may not be able to develop and implement an effective property development process appropriate for the U.S. market. In addition, given our limited experience in the U.S. market, it may be difficult for us to accurately forecast our future revenues and expenses related to existing and future projects in the U.S. Our ability to locate appropriate future projects in the U.S. and generate future revenues from such projects may require us to expend significant capital and management resources.

In addition, our ability to develop a successful U.S. property developments business will depend on a number of factors outside of our control, including the status of the U.S. economy in general and in our target markets, consumer confidence levels, unemployment levels, interest rates and the ability of potential purchasers to obtain mortgage financing. Future increase in interest rates, decreased availability of mortgage financing or of certain mortgage programs, higher down payment requirements or increased monthly mortgage costs may lead to reduced demand by potential purchasers for any properties we may develop in the U.S. Moreover, for the New York Oosten project, as according to local laws and regulations, pre-sale proceeds before units title conveyance cannot be used to finance project construction, we are financing its development through internal funds and bank loans, causing us to utilize more of our own funds to undertake larger construction debt obligations and to bear higher borrowing costs.

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

In 2014, we acquired 100% share of a Malaysian company, which owns offshore landfill development rights for a total area of 170 acres (approximately 687,966 square meters). While we plan to allocate US$50 million for land reclamation costs in total, we have no development experience in Malaysia, nor have we ever engaged in landfill reclamation projects. All of our prior operations have involved real estate development undertaken on raw land, and we cannot assure you that we will be able to successfully complete the required landfill reclamation. Moreover, given our lack of prior experience in Malaysia, it also may be difficult for us to develop and implement an effective property development process appropriate for the Malaysian market, to accurately forecast our future revenues and expenses related to projects in Malaysia, and we could be required to expend significant capital and management resources to develop and generate future revenues from such projects. As of the end of 2015, the project remained in the planning stage and we were continuing our efforts to obtain governmental approvals of the land reclamation plan as well as the master development plan.

We may be unable to acquire desired development sites at commercially reasonable costs.

Our revenue depends on the completion and sale of our projects, which in turn depends on our ability to acquire development sites. Our land costs are a major component of our cost of real estate sales and increases in such costs could diminish our gross margin. In China, the PRC government controls the supply of land and regulates land sales and transfers in the secondary market. As a result, the policies of the PRC government, including those related to land supply and urban planning, affect our ability to acquire, and our costs of acquiring, land use rights for our projects. In recent years, the government has introduced various measures attempting to moderate investment in the property market in China. Although we believe that these measures are generally targeted at the luxury property market and speculative purchases of land and properties, we cannot assure you that the PRC government will not introduce other measures in the future that would adversely affect our ability to obtain land for development. We currently acquire our development sites primarily by bidding for government land, supplemented in some instances by direct negotiations with local governments prior to land auctions or by entity acquisition. Under current regulations, land use rights acquired from government authorities for commercial and residential development purposes must be purchased through a public tender, auction or listing-for-sale. Competition in these bidding processes has resulted in higher land use rights costs for us over the past few years. In addition, we may not successfully obtain desired development sites due to the increasingly intense competition in the bidding processes. To the extent, we acquire land use rights through acquisition, we could be exposed to risks generally associated with entity acquisitions and our costs could increase. Moreover, the supply of potential development sites in any given city will diminish over time, and we may find it increasingly difficult to identify and acquire attractive development sites at commercially reasonable costs in the future.

We may not be able to procure land successfully or receive expected return through our direct negotiation land acquisition model.

Beginning the second half of 2012, we developed a model to some of acquire land use rights in the PRC through direct negotiation with local governments prior to land auctions in response to local governments' need for funding undeveloped land preparation. Under the direct negotiation model, we enter into a framework cooperation agreement with the local government, pursuant to which we provide land planning advice to the local government with respect to a particular piece of undeveloped land that the government plans to develop. Based on the government's land development plan, the underlying land may be divided into several tranches to be developed on a tranche by tranche basis. Following the government's development plan, we provide funding in terms of advances to the government for land preparation of a particular tranche approximately three to six months before the land auction for that tranche. The advance payment usually ranges from 20% to 50% of the estimated opening auction price. The final disposition of the tranche occurs through public auction. Pursuant to the framework cooperation agreement, if we successfully acquire the land through the auction, the advance payment becomes part of the land transfer payment. If we fail to acquire the land, we are refunded the advance payment with an annual interest rate of approximately 10% to 15%. We believe that under these model, we are often in a better position to identify and undertake initial planning with respect to targeted parcels as a result of direct involvement in and interaction with the government regarding the development stage of undeveloped lands. We entered into two framework cooperation agreements with local governments in 2013, one such agreements in 2014, and nil in 2015, all relating to prospective land parcel planning and preparation, pursuant to which we paid advances in the aggregate amount of US$333.1 million, US$209.2 million, and 83.4 respectively.These advances have been transferred to land cost where our auction bids were successful, or will be so transferred assuming future auction bids for the relevant parcels are successful. In 2013, we chose not to participate in the bidding for one parcel of land in Jiangsu Province through this negotiated land acquisition model and the advance payments for this parcel were refunded to us, with interest.

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

We rely on third-party contractors.

Substantially all of our project construction and related work are outsourced to third-party contractors. We are exposed to risks that the performance of our contractors may not meet our level of standards or specifications. Negligence, delay or poor work quality by contractors may result in defects in our buildings or residential units, which could in turn cause us to suffer financial losses, harm our reputation or expose us to third-party claims. If the performance of any third party contractor is not satisfactory or is delayed, we may need to replace such contractor or take other actions to remedy the situation, which could adversely affect the cost and construction progress of our projects. Moreover, the completion of our property developments may be delayed. In addition, we work with multiple contractors on different projects and we cannot guarantee that we can effectively monitor their work at all times. Although our construction and other contracts contain provisions designed to protect us, we may be unable to successfully enforce these rights and, even if we are able to successfully enforce these rights, the third-party contractors may not have sufficient financial resources to compensate us. Moreover, the contractors may undertake projects from other property developers, engage in risky undertakings or encounter financial or other difficulties, such as supply shortages, labor disputes or work accidents, which may cause delays in the completion of our property projects or increases in our costs. For the year ended December 31, 2013, we incurred US$1.6 million in compensation to our customers for one late delivery project from 2012; for the year ended December 31, 2014 and 2015, no late delivery expenses were incurred. In addition, consistent with what we believe is the customary industry practice in China, our contractors typically do not maintain insurance coverage on our properties under construction.

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

Our outstanding debt securities also contain certain covenants that restrict our ability to take other corporate actions. The indentures governing our 13.25% Senior Notes issued in May 2013 (the “May 2018 Senior Secured Notes”) and our 13% Senior Notes issued in December 2013 (the “June 2019 Senior Secured Notes”) contain covenants that, among other things, restrict our and our restricted subsidiaries' (as defined in the relevant indenture) ability to incur additional debt or issue preferred stock, make certain payments or investments, pay dividends, purchase or redeem capital stock, sell assets, or make certain other payments, subject to certain qualifications and exemptions and satisfaction of certain conditions.

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

Further, the onshore corporate bonds issued by Xinyuan (China) Real Estate, Ltd., our wholly-owned PRC subsidiary contain restrictions on certain business activities of Xinyuan (China) Real Estate, Ltd. when in default on payment of interest or principal, including, among others, limitations on distributions of net income, limitations on certain expenditures, or business combination transactions.

We rely on our key management members

We depend on the services provided by key management members. Competition for management talent is intense in the property development sector. In particular, we are highly dependent on Mr. Yong Zhang, our founder and Chairman, Mr. Xinqi Wang, our Chief Executive Officer, Mr. Yong Cui, our President, and Mr. George Liu, our Chief Financial Officer. We do not maintain key employee insurance. In the event that we lose the services of any key management member, we may be unable to identify and recruit suitable successors in a timely manner or at all, which will adversely affect our business and operations. Moreover, we may need to employ and retain more management personnel to support an expansion into high growth cities on a much larger geographical scale as well as our expansion in the U.S. and other areas. If we cannot attract and retain suitable personnel, especially at the management level, our business and future growth will be adversely affected.

We provide guarantees for the mortgage loans of our customers which expose us to risks of default by our customers.

We pre-sell properties before actual completion and, in accordance with PRC industry practice, our customers’ mortgage banks require us to guarantee our customers’ mortgage loans. Typically, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total mortgage loan amount until the completion of the registration of the mortgage with the relevant mortgage registration authorities, which generally occurs within six to 12 months after the purchasers take possession of the relevant properties. In line with what we believe to be industry practice, we rely on the credit evaluation conducted by mortgagee banks and do not conduct our own independent credit checks on our customers. The mortgagee banks typically require us to maintain, as restricted cash, up to 10% of the mortgage proceeds paid to us as security for our obligations under such guarantees. If a purchaser defaults on its payment obligations during the term of our guarantee, the mortgagee bank may deduct the delinquent mortgage payment from the security deposit. If the delinquent mortgage payments exceed the security deposit, the banks may require us to pay the excess amount. If multiple purchasers default on their payment obligations, we will be required to make significant payments to the banks to satisfy our guarantee obligations. Factors such as a significant decrease in housing prices, increase in interest rates or the occurrence of natural catastrophes, among others, could result in a purchaser defaulting on its mortgage payment obligations. If we are unable to resell the properties underlying defaulted mortgages on a timely basis or at prices higher than the amounts of our guarantees and related expenses, we will suffer financial losses. We paid US$359,551, US$1,478,386 and US$555,969 to satisfy guarantee obligations related to customer defaults for the years ended December 31, 2013, 2014 and 2015.

As of December 31, 2014 and 2015, our outstanding guarantees in respect of our customers’ mortgage loans amounted to US$1,305.6 million and US$1,513.7 million, respectively. If substantial defaults by our customers occur and we are called upon to honor our guarantees, our financial condition, cash flow and results of operations will be materially adversely affected.

Our level of indebtedness could have an adverse effect on our financial condition, diminish our ability to raise additional capital to fund our operations and limit our ability to explore business opportunities.

As of December 31, 2015, the outstanding balance of our total indebtedness amounted to US$1,740.9 million. Our level of indebtedness could have an adverse effect on us. For example, it could:

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

The rates of interest payable on our PRC long-term bank loans are adjustable based on the range of 111% to 195% of the PBOC benchmark rate, which fluctuates from time to time. The PBOC benchmark rate for a one year loan was 4.35% as of October 24, 2015. As of December 31, 2015, the principal amount of our aggregate outstanding variable rate debt was US$476.9 million. A hypothetical 1% increase in annual interest rates would increase our interest expenses by US$4.8 million based on our debt level at December 31, 2015. In connection with our US projects, we anticipate entering into U.S. dollar denominated loans in the future, which will subject us to additional interest rate fluctuation risks, including fluctuations of London Interbank Offered Rate, or LIBOR.

We are subject to potential environmental liability.

We are subject to a variety of laws and regulations concerning the protection of health and the environment. The particular environmental laws and regulations that apply to any given development site vary significantly according to the site’s location and environmental condition, the present and former uses of the site and the nature of the adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs and can prohibit or severely restrict project development activity in environmentally-sensitive regions or areas. Although our environmental assessments and the environmental investigations conducted by local PRC environmental authorities have not revealed any environmental liability that we believe would have a material adverse effect on our business, financial condition or results of operations to date, it is possible that these reviews did not reveal all environmental liabilities and that there are material environmental liabilities of which we are unaware. We cannot assure you that future environmental reviews will not reveal material environmental liability. Also, we cannot assure you that the PRC or U.S. government will not change the existing laws and regulations or impose additional or stricter laws or regulations, the compliance of which may cause us to incur significant capital expenditure. See “ITEM 4. INFORMATION ON THE COMPANY-B. Business Overview-Environmental Matters.”

Our business expansion and business diversification requires proper allocation of our management resources and qualified employees

In 2012, we embarked on four new residential development projects in China, including our first development project in the satellite area of Beijing. We also began to manage our first wholly owned retail project, Xinyuan Priority Lifestyle Shopping Center, located in Zhengzhou, Henan Province. In addition, we expanded our operations into the U.S. market, including a development project in New York, and two resale projects in Reno, Nevada and Irvine, California. In October 2013, we completed our acquisition of Jiangsu Jiajing Real Estate Co., Ltd., or Jiangsu Jiajing, for the purpose of acquiring the land and residential real estate construction in progress held by it. As of December 31, 2014, we also completed our acquisition of Sanya Beida Science and Technology Park Industrial Development Co., Ltd. and Shanghai Junxin Real Estate Company, for the purpose of acquiring the land held by such companies in Sanya and Shanghai, respectively. In January 2015, we acquired a majority interest in Shandong Highway Shengxuan Real Estate Co. Ltd. for the purpose of acquiring the land held by it in Jinan. In December 2014, we also acquired 100% share of a Malaysian company, which owns offshore landfill development rights for a total area of 170 acres (approximately 687,966 square meters.). In January 2016, we acquired a parcel of land in Midtown Manhattan with gross floor area approximately 9,755 square meters. These newly developed projects, with more diversified business focuses in terms of market regions and types of business, demand proper allocation of our management resources. In addition, our Malaysia acquisition, which involves land reclamation activities in which we have no prior experience and which presents risks we have not previously encountered or dealt with, may require additional skill sets on the part of our management. If our management fails to satisfy these increased demands, we may not be able to carry out our business expansion and project development successfully. In addition, if we are unable to recruit or retain a sufficient number of qualified employees for the continuation and expansion of our business, our business and prospects may be adversely affected.

New lines of business or new products and services may subject us to additional risks

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. See Item 4. “Information on the Company – B. Business Overview” for information regarding our Online to Offline (O2O) and cinema businesses under development.  There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. There may be license and compliance requriements regarding new lines of business, including special requirements for foreign-invested enterprises. The development and marketing of new lines of business or new products and services could distract our management from our core business.  In addition, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business or new product or service could have a significant impact on the effectiveness of our system of internal control. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.

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

As we expand our business into the U.S. market, we are subject to extensive and complex regulations in the U.S. that affect land development and home construction, including zoning, density restrictions, building design and building standards. These regulations often provide broad discretion to the administering governmental authorities as to the conditions we must meet prior to being approved, if approved at all. We are subject to determinations by these authorities as to the adequacy of water and sewage facilities, roads and other local services. New housing developments may also be subject to various assessments for public improvements. Any of these regulatory issues can limit or delay construction and increase our operating costs. We are also subject to a variety of local, state and federal laws and regulations concerning protection of health, safety and the environment. These matters may result in delays, may cause us to incur substantial compliance, remediation, mitigation and other costs or subject us to costs from fines, penalties and related litigation. These laws and regulations can also prohibit or severely restrict development and homebuilding activity in environmentally sensitive areas.

Increases in the price of raw materials or labor costs may increase our cost of sales and reduce our earnings.

We outsource the design and construction of our projects under development to third-party service providers. Our third-party contractors are responsible for provider labor and procuring almost all of the raw materials used in our project developments. Our PRC construction contracts typically provide for fixed or capped payments, but the payments are subject to changes in PRC government-suggested prices for certain raw materials we use, such as steel and cement. Any increase in labor costs or other costs which may result in adjustments in payments under any of our construction contracts could result in an increase in our construction costs. In the event that the price of any raw materials, including cement, concrete blocks and bricks, increase in the future, such increase could be passed on to us by our contractors, and our construction costs would increase accordingly. Passing such increased costs to our customers may result in reduced sales and delay our ability to complete sales for our projects. Any input cost increase could reduce our earnings to the extent we are unable to pass these increased costs to our customers.

Retail and commercial investment properties and properties held for sale are generally illiquid investments and the lack of alternative uses of such properties could limit our ability to respond changes in the performance of our properties.

As of December 31, 2015, we had approximately 47,109 square meters of retail investment properties in Zhengzhou province, in China. As of December 31, 2015, we also have two projects under construction at which we plan to develop commercial property for lease with a planned GFA of approximately 22,000 square meters. We anticipate that we may prudently and gradually increase our retail and commercial investment properties as appropriate opportunities arise in the future. Any form of real estate investment is difficult to liquidate and, as a result, our ability to sell our properties in response to changing economic, financial and investment conditions is limited. In addition, we may also need to incur operating and capital expenditures to manage and maintain our properties, or to correct defects or make improvements to these properties before selling them. We cannot assure you that we can obtain financing at a reasonable cost for such expenditures, or at all.

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

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Among other things, the M&A Rules and regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, are triggered. According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to do so, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. On August 19, 2015, six PRC regulatory agencies, including the Ministry of Housing and Urban-Rural Development, or the MOHURD and the SAFE, promulgated the Notice on Adjusting Policies on Entry and Administration of Foreign Investment in the Real Estate Market, or Circular 122. According to Circular 122, full payment of the capital contributions of foreign-invested real estate enterprise, or FIREE, is no longer required when the FIREE applies for domestic loans, overseas loans, and for settlement of foreign exchange loans, and the FIREE may directly apply to banks for the registration of foreign exchange regarding foreign direct investment in accordance with the relevant rules from the foreign exchange administration. This may, to some extent, lower the entry thresholds for foreign investors in the real estate market. However, the requirements and condition for the acquisitions are still untouched. Despite of the issuance of Circular 122, complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions.

Our development plan may be adversely affected in the event that relocation issues related to government housing expropriations are not successfully settled by the relevant PRC governmental authorities.

We acquire property for development through bidding, auctions and listing procedures held by the government or through acquisitions of third parties. Some of the property we acquire from the government may have been made available through expropriation. On January 21, 2011, the PRC State Council issued the Regulations on the Expropriation of Buildings on State-owned Land and Compensation, which provides that government entities at the city and county level are responsible for overseeing housing expropriation and compensation within their respective administrative regions. The regulations mandate that a compensation agreement be entered into between the relevant housing expropriation department and the entities or individuals whose houses have been expropriated addressing, among others things, the mode of payment and the amount of compensation, the period of payment, the removal expenses, temporary placement or transitional housing expenses, losses from the closure of business operations, the time period within which the entities or individuals must vacate the expropriated premises, the type of transitional accommodation and the period of transition. The compensation payable may not be less than the market value of property of a similar nature as of the date when the expropriation notice was issued. Under the regulations, property developers are prohibited from participating in the relocation arrangements. Given the fact that the completion of the relocation procedures is the condition precedent for the relevant PRC governmental authorities to grant land use rights, any failure of the PRC governmental authorities in handling the relocation issues may cause substantial delays in the granting process of land use rights. If we cannot obtain the land use rights from the relevant governmental authorities in time, our development plan may be delayed and we may not be able to complete the development and sell the property according to plan. This will, in turn, adversely affect our business operations.

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

We have obtained completion acceptance certificates for all of our completed properties as of December 31, 2015. However, we cannot be certain that local government authorities will not determine that the total constructed GFA upon completion of our existing projects under development or any future property developments exceed the relevant authorized GFA. Any such non-compliance could lead to additional payments or penalty, which would adversely affect our financial condition. We have not incurred material amounts of any such payments or penalties since the founding of our company.

We may not be able to continue obtaining qualification certificates, which will adversely affect our business.

Real estate developers in the PRC must obtain a formal qualification certificate in order to carry on a property development business in the PRC. According to the PRC regulations on qualification of property developers, a newly established property developer must first apply for a temporary qualification certificate with a one-year validity, which can be renewed for not more than two years. If, however, the newly established property developer fails to commence a property development project within the one-year period during which the temporary qualification certificate is in effect, it will not be allowed to renew its temporary qualification certificate. All qualification certificates are subject to renewal on an annual basis. Under government regulations, developers must fulfill all statutory requirements before they may obtain or renew their qualification certificates. In accordance with the provisions of the rules on the administration of qualifications, the real estate developer qualifications are classified into four classes and the approval system for each class is tiered. A real estate developer may only engage in the development and sale of real estate within the scope of its qualification certificate. For instance, a class I developer is not restricted to the scale of real estate projects to be developed and may undertake real estate development projects anywhere in the country, while a class II or below developer may undertake projects with a gross area of less than 250,000 square meters per project and the specific scope of business must be as confirmed by the local construction authority. See “ITEM 4. INFORMATION ON THE COMPANY-B. Business Overview-Regulation-Regulations on Qualifications of Developer.”

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

We have accrued LAT payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws, less amounts previously paid under the levy method applied by relevant local tax authorities. However, provision for LAT requires our management to use a significant amount of judgment with respect to, among other things, the anticipated total proceeds to be derived from the sale of the entire phase of the project or the entire project, the total appreciation of project value and the various deductible items. Given the time gap between the point at which we make provisions for and the point at which we settle the full amount of LAT payable, the relevant tax authorities may not necessarily agree with our apportionment of deductible expense or other bases on which we calculate LAT. As a result, our LAT expenses as recorded in our financial statements of a particular period may require subsequent adjustments. If the LAT provisions we have made are substantially lower than the actual LAT amounts assessed by the tax authorities in the future, our results of operations and cash flows will be materially and adversely affected. For a range of reasonably possible losses in excess of the amounts we have accrued for LAT, to the extent such estimates are determinable, see Note 15 of the Notes to our Consolidated Financial Statements in this report.

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

Based on the levy method applied by the Zhengzhou local tax bureau before 2011, our subsidiaries in Zhengzhou were paying corporate income tax, or CIT, on a deemed profit basis, where taxable income was deemed to be 15% of cash receipts, regardless of actual income generated in that year. The local tax authorities may challenge our basis as compared to the actual income basis. Accordingly, we may be subject to CIT on our actual taxable income. We have made provision for the amount of applicable CIT calculated in accordance with the relevant PRC tax laws and regulations, but we paid CIT each year as required by the local tax authorities. We cannot guarantee that we will not be required to pay additional taxes in accordance with the PRC tax laws and regulations or that our accrued deferred tax liabilities will be sufficient to cover any additional CIT payments we will be required to pay in the future with respect to past financial periods.

Dividends we receive from our PRC subsidiaries located in the PRC may be subject to PRC withholding tax.

The PRC Corporate Income Tax Law, or the CIT Law, and the Implementation for the CIT Law issued by the PRC State Council became effective as of January 1, 2008. The CIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the Implementation for the CIT Law. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our PRC subsidiaries. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered a “non-resident enterprise” under the CIT Law. If we are required under the CIT Law to pay income tax for any dividends we receive from our PRC subsidiaries, it will materially and adversely affect the amount of dividends received by us from our PRC subsidiaries. Under an arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if the beneficial owner of the dividends is a Hong Kong tax resident enterprise which directly owns at least 25% of the PRC company distributing the dividends and has owned such equity for at least 12 consecutive months before receiving such dividends. According to the Circular of the State Administration of Taxation on How to Understand and Identify “Beneficial Owner” under Tax Treaties, effective on October 27, 2009, and the Announcement of the State Administration of Taxation on the Determination of “Beneficial Owners” in the Tax Treaties, effective on June 29, 2012, an applicant for treaty benefits, including benefits under the arrangement between China and Hong Kong on dividend withholding tax, that does not carry out substantial business activities or is an agent or a conduit company may not be deemed as a “beneficial owner” of the PRC subsidiary and therefore, may not enjoy such treaty benefits. According to Announcement of the State Administration of Taxation on Issues Concerning the Recognition of Beneficial Owners in Entrusted Investments, effective on June 1, 2014, non-residents may be recognized as “Beneficial Owners” and enjoy the treaty benefits for the income derived from the PRC from specified investments. However, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5%.

We may be deemed a PRC resident enterprise under the CIT Law and be subject to the PRC taxation on our worldwide income.

The CIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for the CIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Under the Notice on the Issues Regarding Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria, or Circular 82, which was retroactively effective as of January 1, 2008, an overseas incorporated, domestically-controlled enterprise will be recognized as a PRC resident enterprise if it satisfies certain conditions. Further, the State Administration of Taxation issued the Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, and was amended on April 17, 2015, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarified certain issues relating to the determination of PRC tax resident enterprise status, post-determination administration and the authorities responsible for determining offshore-incorporated PRC tax resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the in-charge tax authorities from an offshore-incorporated PRC tax resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC tax resident enterprise. However, as Circular 82 and Bulletin 45 only apply to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents or non-PRC enterprises such as our company. It is still unclear whether PRC tax authorities would require us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new CIT Law to a PRC resident recipient.

Dividends payable by us to our non-PRC investors and gain on the sale of our ADSs may become subject to taxes under PRC tax laws.

Under the Implementation for the CIT Law, a PRC income tax rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. For non-PRC individual investors, under PRC Individual Income Law, there could be a PRC income tax at a rate of 20% for such dividends or gains. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ADSs, or the gain you may realize from the transfer of our ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the Implementation for the CIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or non-PRC individuals, or if you are required to pay PRC income tax on the transfer of our ADSs, the value of your investment in our ADSs may be materially and adversely affected.

Indirect Transfers of Equity Interests in PRC Tax Resident Enterprises by Non-resident Enterprises May Cause Uncertainty on Tax Liabilities

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration on Taxation on December 10, 2009 with retroactive effect from January 1, 2008, where a non-PRC tax resident enterprise transfers the equity interests of a PRC tax resident enterprise indirectly by disposing of the equity interests of an overseas holding company (exclusive of trading the stocks of a PRC tax resident enterprise in a public capital market), gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10%. On February 3, 2015, the State Administration on Taxation further issued the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or Circular 7.According to Circular 7, where a non-resident enterprise indirectly transfers equity interests or other properties of PRC tax resident enterprises, or PRC Taxable Property, to avoid its tax liabilities by implementing arrangements without reasonable commercial purpose, such indirect transfer shall be recharacterized and recognized as a direct transfer of PRC Taxable Property. As a result, gains derived from such indirect transfer and attributable to PRC Taxable Property may be subject to PRC withholding tax at a rate of up to 10%. In the case of an indirect transfer of “property of establishments” of a foreign enterprise in the PRC, the applicable tax rate would be 25%. Circular 7 imposes tax filing obligations with respect to such indirect transfers on both parties to the transfer transaction, compared to merely the transferor as required by Circular 698, as well as the PRC tax resident entity being indirectly transferred. In addition, as a general principle, the State Administration on Taxation also issued the Administration of General Anti-Tax Avoidance (Trial Implementation), or GATA, which became effective on February 1, 2015 and empowers the PRC tax authorities to apply special tax adjustments for “tax avoidance arrangements”.

There is uncertainty as to the application of Circular 698 and Circular 7 and GATA. For example, it may be difficult to evaluate whether or not the transaction has a reasonable commercial purpose, and such evaluation may be based on ambiguous criteria which have not been formally declared or stated by tax authorities. As a result, any of our disposals or acquisitions of the equity interests of non-PRC entities which indirectly hold PRC Taxable Property or any offshore transaction related to PRC Taxable Property, including potential overseas restructuring, might be deemed an indirect transfer under PRC tax regulations. However, since both Circular 698 and Circular 7 specify that they do not apply if a non-resident enterprise obtains the proceeds from indirect transfer of Chinese taxable property by trading stocks of a listed foreign enterprise in the open market, for most of our investors, who either are not enterprises, or are non-resident enterprises but only trade stocks in the open market, they will not be required to pay tax under Circular 698 or Circular 7, or GATA.

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

Any unauthorized use of our brand or trademark may adversely affect our business

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

During part of the years 2011 and 2012, due to the restrictions of mortgages to second home buyers, we employed seller-financed contract arrangements under which a homebuyer could pay the purchase price for the residential unit in installment payments. Since the second quarter of 2014, we have also utilized seller-financed contracts as a competitive advantage, and we expect to continue to do so in the foreseeable future. We perform credit checks on homebuyers to whom we offer seller-financed arrangements. However, there is no assurance that the data provided will be completely accurate or current. Moreover, there is limit as to the extensiveness of the investigation we are able to conduct with respect to each homebuyer. Our checks in the past may not have revealed and any checks in the future may not reveal all the matters that an in-depth independent investigation performed by a bank or specialist whose primary business is credit review could uncover.

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

According to the Regulations on the Expropriation and Compensation of Houses on State-owned Land, local PRC governments are responsible for the expropriation and compensation and may authorize entities like us to carry out the expropriation and compensation work. However, in practice, we may be required to pay the corresponding demolition and resettlement costs. If the party subject to expropriation is not satisfied with the compensation, an administrative reconsideration or an administrative action can be brought, which may delay the project. Our practice generally has been to acquire land where demolition of existing properties and resettlement of residents is not required. However, if we were to acquire land where such actions are required, issues in the demolition and resettlement processes may affect our reputation, increase our costs and delay the pre-sales of the relevant project, which may in turn adversely affect our business, financial position and operational performance.

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

 Since 2010 the PRC government has been tightening its control of the real estate market with the aim of curbing increases in property prices while also, since early 2015, trying to stimulate the market to reduce inventory.

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

On May 26, 2010, the MOHURD, the PBOC and China Banking Regulatory Commission, or the CBRC, jointly issued a notice clarifying the criteria for determining what a “second residential household property” is. Among other matters, the requirements on down payments and interest rates for mortgages on a second residential property will also apply to non-local resident purchasers (i.e., purchasers who cannot provide proof that they have been making individual income tax payments or social security payments in the relevant local area for more than one year) applying for housing-related mortgage financing, regardless of whether there is any residential property under the name of a member of their households at the time of application.

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

On February 5, 2011, the MLR issued the Circular on the Issues of the Management and Control of Land Supply for Urban Residential Properties in 2011 which imposed strict controls on the use of land for large commercial housing projects. On March 16, 2011, the National Development and Reform Commission, or the NDRC, issued the Provisions on Selling Real Estate at Expressly Marked Prices , which was implemented on May 1, 2011 according to which the price regulation departments of all levels of government are responsible for the implementation of the provisions concerning transactions of commercial houses and must supervise and inspect all property transactions accordingly, and prices are required to be disclosed for each of the properties being sold. PRC government agencies have also promulgated several other regulations in a continuous bid to promote the construction of public housing, especially rental housing projects. The urban public rental housing policy is targeted at low to middle income families, new employees without housing and migrants with stable employment in urban areas. Several policies, such as increasing financial aid from central finance agencies and local governments, improving project planning and establishing a sound regulatory mechanism, have been implemented to ensure the successful promotion of affordable housing projects.

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

On February 20, 2013, the PRC State Council, in an executive meeting, stated that it was still a national policy to take action to curb investment and speculation in the housing market. The State Council required the local governments to continue to stabilize housing prices and restrict the speculation in the housing market. The meeting also determined that the trial regions for real property tax would be enlarged.

On February 26, 2013, the General Office of the State Council announced the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market, which, among others, provides the following requirements: (i) limitations on the purchase of commodity properties must be strictly implemented, and the scope of such limitations must cover all newly constructed commodity properties and second-hand properties located within the entire administrative area of the city in question; (ii) for those cities with excessive growth in housing prices, the local counterparts of the PBOC may further increase down payment ratios and interest rates for loans to purchase second properties in accordance with the price control policies and targets of the corresponding local governments; (iii) the gains generated from the sale of a self-owned property will be subject to individual income tax at a rate of 20%, if the original value of such property can be verified through historical information such as tax filings and property registration.

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

In light of the weakening in the property market in China, on March 30, 2015, the PBOC, MHURD and CBRC jointly issued the Circular on Issues concerning Individual Residential Mortgage Policies in an effort to stimulate the market. The circular reduces the minimum down payment ratios from 30% to 20% for first home buyers who use the housing provident fund for their purchase and from 60% to 40% for second home buyers with outstanding mortgages who apply for another mortgage. In addition, the circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 30% for their purchase of a second house if all loans are settled on their first home. On August 27, 2015, MOHURD, MOF and PBOC jointly issued the Circular on Adjusting the Minimum Down Payment for the Purchase of Houses by Individuals on the Housing Provident Fund Loans. The circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 20% for their purchase of a second house if all loans are settled on their first home. Also on March 30, 2015, the Ministry of Finance and the State Administration of Taxation jointly issued the Circular on Adjustment of Business Tax Policies on Individual Transfer of House, or Circular 39, which became effective on March 31, 2015. According to Circular No. 39, individual property owners are exempt from paying business tax on the sale of an ordinary home if they have owned and held it for at least two years.

On August 19, 2015, six PRC regulatory agencies, including the MOHURD and the SAFE, promulgated the Circular 122, among other things, which allows the branches and representative offices of foreign enterprises established in China (except enterprises that are approved to conduct real estate business in China), and foreign individuals who work or study in China to purchase commodity houses for the purposes of self-use or self-living.

On September 24, 2015, PBOC and CRBC jointly issued the Circular on Issues Concerning Further Improving Differentiated Housing Loan Policies, which provided that in the cities without restrictive measures for house purchase, the minimum down payment ratio will be 25% or higher for the first home buyers who use the commercial individual housing loans.

On February 1, 2016, PBOC and CRBC jointly issued Circular of the People's Bank of China and the China Banking Regulatory Commission on Issues Concerning Adjusting the Individual Housing Loan Policies. It provides that in the cities without restrictive measures for house purchase, the minimum down payment ratio, in principal, will be 25% for the first home buyers who use the commercial individual housing loans common, and the percentage may be lowered by 5% in different regions; with respect to second home buyers with unsettled house purchase loans who purchase for improving living conditions and use commercial individual housing loans, the minimum down payment ratio will be at least 30%.

On February 17, 2016, MOF, State Administration of Taxation and MOHURD jointly issued Circular on Adjusting Deed Tax and Business Tax Policies for Real Estate Transactions. Regarding deed tax, it provides that for first home buyers purchasing the only residence for their families (family members include the buyer, the buyer's spouse and under-age children, as applicable hereinafter) with an area of 90 square meters or less, the deed tax is reduced to 1%; for a residence with an area of more than 90 square meters, the deed tax is reduced to 1.5%. For second home buyers purchasing a second residence with an area of 90 square meters or less, the deed tax is reduced to 1%; for residences with an area of more than 90 square meters, the deed tax is reduced to 2%. Regarding business tax, the Circular provides that for any individual who sells his/her ordinary housing that is purchased and owned less than two years, full business tax is levied; for an individual who sells his/her ordinary housing purchased and owned not less than two years, the business tax is exempted. However, the circular specifies that the polices regarding deed tax and business tax policies will not apply to Beijing, Shanghai, Guangzhou and Shenzhen, where the business tax for transfer of residences by individuals as stipulated in the Circular of the Ministry of Finance, and the State Administration of Taxation on Adjusting Business Tax Policies for Transfer of Residences by Individuals still apply.

On March 7, 2016, during the National People's Congress and the Chinese Political Consultative Conference, the All-China Federation of Industry and Commerce made a proposal concerning propelling relief of real estate inventory. The proposal includes suggestions such as introducing real estate trusts, using individual income tax to charge against interest of housing loans, etc.

However, the full effect and extent of these policies on the real estate industry and our business will depend in large part on the implementation and interpretation of the circulars by governmental agencies, local governments and banks involved in the real estate industry.

Still, the PRC government’s policies and regulatory measures on the PRC real estate sector could limit our access to required financing and other capital resources, adversely affect the property purchasers’ ability to obtain mortgage financing or significantly increase the cost of mortgage financing, reduce market demand for our properties and increase our operating costs. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations, which could substantially reduce pre-sales of our properties and cash flow from operations and substantially increase our financing needs, which would in turn materially and adversely affect our business, financial condition, results of operations and prospects.

The PRC government has adopted various measures to regulate the property development industry and may adopt further restrictive measures in the future.

In addition to its policies and measures implemented to address housing prices, the PRC government has implemented a number of regulations and measures governing the property development industry.

In July 2006, the MOHURD, the NDRC, the PBOC, the State Administration for Industry and Commerce, or the SAIC, and the SAFE, issued the Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market, which impose significant requirements on foreign investment in the PRC real estate sector. For instance, these opinions set forth requirements for the registered capital of a FIREE as well as thresholds for a FIREE to borrow domestic or overseas loans. In addition, since June 2007, a FIREE approved by local authorities is required to file such approvals with the MOFCOM or its provincial branches. We cannot assure that any FIREE that we establish, or whose registered capital we increase, will be able to complete the filing with the MOFCOM or its provincial branches.

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

In light of the weakening in the property market in China, on March 30, 2015, the PBOC, MHURD and CBRC jointly issued the Circular on Issues concerning Individual Residential Mortgage Policies in an effort to stimulate the market. The circular reduces the minimum down payment ratios from 30% to 20% for first home buyers who use the housing provident fund for their purchase and from 60% to 40% for second home buyers with outstanding mortgages who apply for another mortgage. In addition, the circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 30% for their purchase of a second house if all loans are settled on their first home. However, on August 27, 2015, MOHURD, MOF and PBOC jointly issued the Circular on Adjusting the Minimum Down Payment for the Purchase of Houses by Individuals on the Housing Provident Fund Loans. The circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 20% for their purchase of a second house if all loans are settled on their first home.

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

On March 30, 2015, the SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, which became effective on June 1, 2015 and replaced Circular 142. Circular 19 provides that, the conversion of the Renminbi capital from foreign currency registered capital of foreign-invested enterprises may be at foreign-invested enterprises’ discretion, which means that the foreign currency registered capital of foreign-invested enterprises for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry of monetary contribution has been registered) can be settled at the banks based on the actual operational needs of the enterprises. However, Circular 19 does not materially influence the restriction on the use of foreign currency registered capital for foreign-invested enterprises, including prohibit foreign-invested enterprises from, among other things, using Renmibi capital converted from its foreign currency registered capital for expenditures beyond its business scope.

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

Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. On February 13, 2015, the SAFE issued the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, which became effective on June 1, 2015, or the Circular 13. The Circular 13 together with Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the Circular 59 which issued on November 19, 2012 and took effect on December 17, 2012, simplifies and exempts certain registration procedures relating to Special Purpose Vehicles. For example, Circular 59 provides that PRC residents can set up offshore Special Purpose Vehicles before obtaining SAFE registration. Circular 59 makes registration possible for those round-trip Special Purpose Vehicles that should have but failed to register as required by Circular 75 but indicates that the SAFE will penalize such offenders; such penalties can be severe, including a fine amounting to a certain percentage of all funds remitted by the onshore subsidiary to the Special Purpose Vehicles after November 1, 2005, and possible criminal prosecution. Circular 13 further provides that SAFE approval for both domestic and overseas direct investment, and registration of in-kind contribution or acquisition of Chinese parties’ equities by foreign investors shall no longer be required.

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

We may face PRC regulatory risks relating to our equity compensation plans.

On February 15, 2012, the SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice, which replaced the previous Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan of Overseas-Listed Company promulgated by the SAFE on March 28, 2007. Under the Stock Option Notice, if a PRC resident participates in any employee stock incentive plan of an overseas listed company, a qualified domestic PRC agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such individual, an application with the SAFE or its local counterpart to obtain approval for an annual allowance with respect to the foreign exchange in connection with the stock holding, unit holding, share option exercises, or the holding of other types of equities permitted by PRC law. Concurrently, the qualified domestic PRC agent or the PRC subsidiary must also obtain approval from the SAFE or its local counterpart to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock acquisition or option exercise, any returned principal or profits upon the sale of shares, any dividends issued on the stock and any other income or expenditures approved by the SAFE or its local counterpart. In addition, the PRC agent or the PRC subsidiary is required to amend the SAFE registration with respect to the stock options or other awards granted if there is any material change to the stock options or other awards, the PRC agent or the PRC subsidiary, the overseas listed company, or any other material changes. If we, or any of these persons mentioned above, fail to comply with the relevant rules or requirements, we may be subject to penalties, and may become subject to more stringent review and approval processes with respect to our foreign exchange activities, such as our PRC subsidiaries’ dividend payment to us or borrowing foreign currency loans, all of which may adversely affect our business and financial condition.

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

We may be adversely affected by the settlement order between the SEC and certain PRC-based accounting firms, including our independent registered public accounting firm

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. Four of these PRC-based accounting firms appealed to the SEC against this decision and, on February 6, 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms' ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms' audit documents via the CRSC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms' legal defenses in the event the administrative proceeding is restarted. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the settlement order. We may therefore be adversely affected by any failure of our independent registered public accounting firm to satisfy its obligations pursuant to the settlement, along with other U.S.-listed companies audited by them.

In addition, on May 26, 2015, the PRC Ministry of Finance issued Notice on the Interim Provisions on the Audits Conducted by Accounting Firms concerning the Overseas Listing of Chinese Domestic Companies, or Circular 9, which became effective on July 1, 2015. In accordance with Circular 9, auditors based outside of China, including our independent registered public accounting firm, are required to cooperate with mainland Chinese auditors with requisite qualifications and enter into written arrangements with mainland Chinese auditors in order to conduct audit work for overseas listed mainland Chinese companies, and auditors based outside of China shall undertake the auditing responsibilities which may be incurred. Hence, our independent registered public accounting firm may need to establish appropriate arrangements with mainland Chinese auditors in order to continue to audit our financial statements, which may be difficult in light of the SEC’s administrative proceedings and the settlement described above. If our auditor were unable to have alternate support or cooperation arrangements or otherwise were unable to address issues related to the production of documents pursuant to the settlement order in the SEC proceedings and we were unable to timely find another independent registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our ADSs from the New York Stock Exchange or deregistration from the SEC, or both.

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

Sales of our ADSs or common shares in the public market, or the perception that such sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2015, we had 142,802,936 common shares outstanding, including 88,537,126 common shares represented by 44,268,563 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act, those held by affilaites which are subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. . The remaining common shares outstanding are available for sale, subject to any volume and other restrictions as applicable under Rule 144. According to an amended Schedule 13D filed by TPG Asia in November 2014, TPG Asia holds 12,000,000 of our outstanding common shares. We have filed a resale registration statement covering the resale in the United States of ADS representing the common shares issued to TPG Asia. To the extent that common shares (in the form of ADSs) are sold into the market, the market price of our ADSs could decline.

The interests of our major shareholders may not be aligned with the interests of our other shareholders.

As of March 1, 2016, Mr. Yong Zhang, Chairman of our board of directors, and Ms. Yuyan Yang, also a board member, beneficially owned 21.0% and 19.9%, respectively of our share capital. As of March 1, 2016, TPG Asia beneficially owned 8.3 % of our share capital. Accordingly, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership by our major shareholders may result in actions being taken even if opposed by our other shareholders. In addition, it may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

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

If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level.

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

Under our compensation committee charter, only 50% of members of the committee at any time (less than a majority) must be independent of management, while a US domestic issuer is required to form a compensation committee composing entirely of independent directors. We are also not required to and do not report compensation of senior management or directors on an individual basis. As a result, investors are not able to access for themselves appropriateness or reasonableness of the amount or form of compensation for individual executives. The SEC has a new adopted rule for disclosure of the median of the annual total compensation of all employees of an issuer (except the chief executive officer), the annual total compensation of the chief executive officer, and the ratio of these two amounts. The rule will not apply to foreign private issuers. The SEC also has pending a proposed rule for disclosure of exclusive officers' compensation compared to the issuer's total shareholder return. As proposed, this rule would not apply to foreign private issuers.

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

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Our articles of association may contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our common shares and ADSs

Our amended and restated articles of association contain provisions limiting the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and their qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our common shares and ADSs may be materially and adversely affected.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

Based on the composition of our assets and income and the current expectations, while not free from doubt, we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2015 and we do not expect to become a PFIC with respect to our current taxable year or the foreseeable future. The determination of our PFIC status is dependent upon the composition of our income and assets and such determination must be made at the close of each taxable year. Accordingly, we cannot assure you that we were not a PFIC for the year 2015 or will not be a PFIC for our current taxable year ending December 31, 2016 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “ITEM 10. ADDITIONAL INFORMATION-E. Taxation-U.S. Federal Income Taxation-Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a Cayman Islands holding company and conduct business primarily through our operating subsidiaries in China. Our group is a developer of large scale residential real estate projects targeted at middle-income consumers. We were founded by Mr. Yong Zhang, our Chairman, and commenced operations since 1997 in Zhengzhou, the provincial capital of Henan Province. Although we initially operated principally in Tier II and Tier III cities, since 2006, we have expanded into strategically selected high growth cities in China. In 2012, we acquired a parcel of land in Beijing. In 2014, we acquired a parcel of land in Shanghai, representing an opportunistic acquisition in a satellite city or suburb of a Tier 1 city in China. In 2012, we also expanded our business to the U.S. residential real estate market and acquired three projects in Reno, Nevada, Irvine, California and Brooklyn, New York. In 2014, we acquired 100% share of a Malaysian company, which is engaged in land reclamation development for a total area of 170 acres (approximately 687,966 square meters.) In January 2016, we acquired a parcel of land in Midtown Manhattan with gross floor area of approximately 9,755 square meters.

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

We are a real estate developer and property manager that primarily focuses on residential properties in high growth tier 1 and tier 2 cities in China. Our standardized and scalable model emphasizes rapid asset turnover, efficient capital management and strict cost control.

We focus on developing large scale quality residential projects, which typically consist of multiple residential buildings that include multi-layer apartment buildings, sub-high-rise apartment buildings or high-rise apartment buildings. Several of our projects include auxiliary services and amenities such as retail outlets, leisure and health facilities, kindergartens and schools. We also develop small scale residential properties. Our developments aim at providing middle-income consumers with a comfortable and convenient community life. In addition, we provide property management services for our developments and other real estate-related services to our customers. We acquire development sites in China primarily through public auctions of government land, direct negotiations and more recently entity acquisitions (to access land rights held by such entities). These acquisition methods allow us to obtain unencumbered land use rights to unoccupied land without the need for additional demolition, re-settlement or protracted legal processes to obtain title. As a result, we are able to commence construction relatively quickly after we acquire a site for development.

We have expanded our business and operations significantly during the past three years. The number of projects we had under construction increased from 9 projects with a total GFA of 2,182,821 square meters as of December 31, 2012, to 21 projects with a total GFA 4,356,707 square meters as of December 31, 2015. We have 2 additional projects with a total GFA of 146,314 square meters under planning as of December 31, 2015. As of December 31, 2015, we have completed 1 project with a total GFA of approximately 127,212 square meters and comprising a total of 1,334 units, more than 99.8% of which have been sold. For the three years ended December 31, 2013, 2014 and 2015, our revenues were US$897.7 million, US$919.7 million, and US$1,164.3 million respectively. Our net income for the same periods was US$126.4 million, US$48.5 million, and US$66.5 million, respectively.

While our primary focus is increasingly on residential real estate development in high growth tier 1 and tier 2 cities in China, we see potential opportunities for residential projects in the United States that might be attractive to both Chinese and U.S. buyers. In 2012, we acquired a real estate project portfolio in Reno, Nevada, comprised of 325 finished lots and 185 acres of undeveloped land for approximately US$7.4 million. We had released all parcels of the total portfolio and recognized revenue in the amount of US$ nil and US$0.8 as of December 31, 2014 and 2015. In 2012, we paid US$10.0 million to acquire 15 finished luxury condominium units in Irvine, California and sold all the15 units as of December 31, 2015. In 2012, we also acquired an 8,094 square meters parcel of land in the Williamsburg neighborhood of Brooklyn, New York for US$54.2 million, on which we plan to build 216 condominium units with net sellable floor area of approximately 37,078 square meters. Our New York Oosten project started construction in November 2013. In January 2016, we also acquired a parcel of land in midtown Manhattan, New York, for US$57.5 million. The land allows for approximately 9,755 square meters gross buildable development.

In 2014, we acquired 100% share of a Malaysian company, which owns offshore landfill reclamation rights for a total of 170 acres (approximately 687,966 square meters). We will continue to seek for high growth opportunities globally.

We also plan to retain and develop commercial portions of some of our properties as shopping malls, supermarkets or hotels and to lease and manage those properties ourselves. In 2012, we began to manage our first owned retail property, Xinyuan Priority Lifestyle Shopping Center, with total GFA of approximately 47,000 square meters, located in Zhengzhou city, Henan Province. As of December 31, 2015, we have two projects under construction in which we will retain approximately 22,000 square meters of GFA for development as commercial properties held for lease.

Since 2014, we have also made efforts to diversify our marketing efforts. Since the second half year of 2014, we began to leverage our industrial experience to promote Online to offline (O2O) services to potential buyers of our projects. These services aim to utilize online marketing tools in the real estate industry. For example, we established a Wechat-based public account to sell our units in 2014, and we launched a smartphone APP in 2015 to sell units. We also built a social networking platform of communities to which we provide property management services. We believe that internet marketing offers the potential for new profit growth opportunities.

Additionally, we are exploring other opportunities to develop real estate related products and services that will complement our core real estate development portfolio in China, which include property management services and a joint venture with a cinema company for movie theater development. We believe such initiatives can attract greater interest and support for our projects as well as enhance brand visibility and our overall competitive positioning.

Our Markets

We currently operate in thirteen markets in China - Beijing, Shanghai, Tianjin, Chengdu in Sichuan Province, Jinan in Shandong Province, Suzhou, Kunshan and Xuzhou in Jiangsu Province, Zhengzhou and Xingyang in Henan Province, Sanya in Hainan Province, Changsha in Hunan Province, and Xi’an in Shaanxi Province. During 2015, we also operated in three locations in the U.S. - Irvine, California; Reno, Nevada and New York.

The following table sets forth the numbers of our projects and the total GFA in each location indicated as of December 31, 2015.

	Properties under construction(m 2 )	Properties under planning(m 2 )	Properties held for sale (m 2 )	Completed projects (m 2 )	Total number of projects	Total GFA (m 2 )
China
Beijing	132,869	-	-	-	1	132,869
Chengdu	211,386	-	-	448,042	3	659,428
Zhengzhou	1,173,042	146,314	-	2,102,567	30	3,421,923
Jinan	1,219,229	-	-	425,786	6	1,645,015
Hefei	-	-	-	145,455	1	145,455
Suzhou	169,635	-	-	611,703	5	781,338
Kunshan	279,948	-	-	497,938	2	777,886
Xuzhou	130,170	-	-	101,821	2	231,991
Sanya	122,033	-	-	-	1	122,033
Shanghai	57,778	-	-	-	1	57,778
Changsha	252,652	-	-	-	1	252,652
Xi'an(1)	296,623	-	-	-	1	296,623
Tianjin	274,264	-	-	-	1	274,264
Total	4,319,629	146,314	-	4,333,312	55	8,799,255
The U.S.
Irvine(2)	-	-	N/A	-	1	N/A
Nevada(3)	-	-	N/A	-	1	N/A
New York	37,078	-	-	-	1	37,078
Total	4,356,707	146,314	-	4,333,312	58	8,836,333

(1) We own a 51% equity interest in a joint venture, Shaanxi Zhongmao Economy Development Co., Ltd. which is developing Xi'an Metropolitan. We account for this investment under the equity method.

(2) The finished condominium project is located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters out of the total 72 units from a major U.S. developer in August 2012. All units were sold as of December 31, 2015.

(3)  Northern Nevada Land Portfolio is a project portfolio comprised of 325 finished lots and 185 acres of undeveloped land at eight different sites in the northern Nevada region near the Reno-Spark metropolitan area. All lots and acres were sold as of December 31, 2015.

For a discussion of revenues from each geographical segment in each of 2013, 2014 and 2015, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - A. Operating Results - Discussion of Segment Operations.”

Our Property Projects

Overview

We offer the following four main types of real estate property products:

•	multi-layer apartment buildings, which, in China, are typically 6 stories or less and normally require nine to 12 months to construct after we obtain the related construction permit;

•	sub-high-rise apartment buildings, which, in China, are typically 7 to 11 stories and normally require 12 to 18 months to construct after we obtain the related construction permit;

•	high-rise apartment buildings, which, in China, are typically 12 to 33 stories and normally require 18 to 24 months to construct after we obtain the related construction permit; and

•	offices, mixed-use and commercial properties which we have offered since 2012.

Our projects are in one of the following five stages or categories:

•	properties under construction, comprising properties for which the construction permits have been obtained;

•	properties under planning, comprising properties for which we have entered into land grant contracts and are in the process of obtaining the required permits to begin construction;

•	completed projects, comprising projects for which construction has been completed;

•	properties held for lease, comprising projects for which construction has been completed and which we plan to hold and manage and;

•	properties held for sale, comprising land and properties which we purchase and hold for sale.

Properties under Construction and Properties under Planning

The following table sets forth each of our properties currently under construction or planning as of December 31, 2015:

Project Name	Location	Type of Products (1)	Construction Commencement Date	Pre-sale Commencement Date (2)	Total Site Area (m [2] )	Total GFA (m [2] )	Total Number Of Units (3)	Number Of Units Sold	GFA Sold (m 2 )
Zhengzhou Xin City	Zhengzhou	H	03/2013	09/2013	61,078	211,075	2,639	2,423	206,175
Zhengzhou Thriving Family	Zhengzhou	H	04/2014	06/2014	44,169	131,510	1,925	1,651	115,010
Zhengzhou Xindo Park	Zhengzhou	C	01/2015	04/2015	40,218	145,229	2,141	428	31,929
Xingyang Splendid I	Zhengzhou	H	04/2014	05/2014	40,782	118,840	1,427	746	73,040
Xingyang Splendid II	Zhengzhou	MU	12/2014	12/2014	60,556	136,916	1,573	125	7,216
Jinan Xinyuan Splendid	Jinan	M/H	03/2011	05/2011	200,180	572,235	7,387	6,838	560,702
Jinan Royal Palace	Jinan	H	02/2014	06/2014	140,155	452,342	6,294	1,239	146,542
Suzhou Lake Royal Palace	Suzhou	M/H	04/2014	07/2014	114,624	169,635	1,561	1,111	114,435
Xuzhou Colorful City	Xuzhou	M/H	06/2013	11/2013	45,046	130,170	1,453	731	67,570
Kunshan Royal Palace	Kunshan	M/S/H	10/2013	11/2013	145,776	279,948	2,590	1,987	199,448
Beijing Xindo Park	Beijing	MU	11/2013	02/2014	57,862	132,869	1,450	1,326	119,469
Chengdu Thriving Family	Chengdu	H	06/2014	09/2014	75,008	211,386	2,575	830	64,321
Changsha Xinyuan Splendid	Changsha	H/C	08/2014	11/2014	89,460	252,652	2,953	829	83,452
Sanya Yazhou Bay No.1	Sanya	MU	11/2014	11/2014	78,765	122,033	1,607	158	11,833
Xi'an Metropolitan(4)	Xi'an	MU	12/2014	12/2014	85,118	296,623	3,169	1,155	122,323
Shanghai Royal Palace	Shanghai	H	08/2014	01/2015	28,600	57,778	622	281	24,378
Jinan Xin Central	Jinan	MU	05/2015	05/2015	51,352	194,652	2,628	825	67,252
Henan Xin Central I (Zhengzhou Nangangliu Project)	Zhengzhou	H	07/2015	07/2015	86,781	262,820	2,842	828	77,420
Zhengzhou Fancy City (Zhengzhou Jiaotong college project)	Zhengzhou	H	09/2015	10/2015	50,656	166,652	1,514	587	57,552
Tianjin Spring Royal Palace	Tianjin	M/H	10/2015	10/2015	263,520	274,264	2,205	86	14,064
New York Oosten	New York	S	11/2013	04/2014	8,094	37,078	216	-	-
Subtotal					1,767,800	4,356,707	50,771	24,184	2,164,131
Xingyang Splendid III	Zhengzhou	H	TBD	TBD	47,709	37,414	TBD	-	-
Henan Xin Central II(Zhengzhou Nangangliu)	Zhengzhou	H	TBD	TBD	37,126	108,900	TBD	-	-
Subtotal					84,835	146,314		-	-
Total					1,852,635	4,503,021	50,771	24,184	2,164,131

(1)	“M” refers to multi-layer buildings, “H” refers to high-rise buildings, “S” refers to sub-high-rise buildings, “C” refers to commercial properties and “MU” refers to office, mixed-use and commercial properties.

(2)	Pre-sale commencement dates refer to dates on which we began or expect to begin pre-sale activities after receiving the relevant pre-sale permits. For a discussion of pre-sales, see "Pre-sales, Sales and Marketing," below.

(3)	“TBD” refers to “to be determined.”

(4)	We own a 51% equity interest in a joint venture, Shaanxi Zhongmao Economy Development Co., Ltd. which is developing Xi'an Metropolitan. We account for this investment under the equity method.

Properties under Construction

Zhengzhou, Henan Province

Zhengzhou Xin City. Zhengzhou Xin City is located south of Yongping Road and east of Kangping Road in the New-East-Zheng District of Zhengzhou. This project covers a site area of 61,078 square meters and is expected to have a total GFA of 211,075 square meters, of which 174,287 square meters are for high-rise buildings, 10,467 square meters are for retail stores, 2,254 square meters are for basements and 21,617 square meters are for public rental housing. We acquired the site in December 2011, commenced construction of this project in March 2013, and began to deliver units in 2015. This project, when completed, will consist of 2,639 units. We started pre-sales in September 2013, and as of December 31, 2015, we had sold 2,423 units with a total GFA of 206,175 square meters.

Zhengzhou Thriving Family. Zhengzhou Thriving Family is located south of Bairong Road and east of Nangang Road in Zhengzhou. This project covers a site area of 44,169 square meters and is expected to have a total GFA of 131,510 square meters, of which 113,752 square meters are for high-rise buildings, 1,136 square meters are for retail stores, 3,159 square meters are for basements and 13,463 square meters are for public rental housing. We acquired the site in September 2013, commenced construction of this project in April 2014, and expect to deliver units in 2016. This project, when completed, will consist of 1,925 units. We started pre-sales in June 2014, and as of December 31, 2015, we had sold 1,651 units with a total GFA of 115,010 square meters.

Zhengzhou Xindo Park (commercial). The land is located south of Bairong Road and west of Daxue Road in Zhengzhou, This project covers a site area of 40,218 square meters and is expected to have a total GFA of 145,229 square meters. We acquired the site in September 2013, commenced construction of this project in January 2015, and expect to deliver units in 2016. This project, when completed, will consist of 2,141 units. We started pre-sales in April 2015, and as of December 31, 2015, we had sold 428 units with a total GFA of 31,929 square meters.

Xingyang Splendid I. Xingyang Splendid I is located south of Zhengshang Road in Xingyang. This project covers a site area of 40,782 square meters and is expected to have a total GFA of 118,840 square meters, of which 90,250 square meters are for high-rise buildings and 28,590 square meters are for public rental housing. We acquired the site in November 2013, commenced construction of this project in April 2014, and expect to deliver units in 2016. This project, when completed, will consist of 1,427 units. We started pre-sales in May 2014, and as of December 31, 2015, we had sold 746 units with a total GFA of 73,040 square meters.

Xingyang Splendid II. Xingyang Splendid II is located south of Zhengshang Road in Xingyang. This project covers a site area of 60,556 square meters and is expected to have a total GFA of 136,916 square meters, of which 119,596 square meters are for high-rise buildings and 17,320 square meters are for retail stores. We acquired the site of 7,577 square meters in November 2013 and 52,979 square meters in August 2014, commenced construction of this project in December 2014, and expect to deliver units in 2016. This project, when completed, will consist of 1,573 units. We started pre-sales in December 2014, and as of December 31, 2015, we had sold 125 units with a total GFA of 7,216 square meters.

Henan Xin Central I. The land is located south of Bairong Road and west of Xingyuan Road in Zhengzhou, and is currently under planning. It will cover a site area of 86,781 square meters and is expected to have a total GFA of 262,820 square meters. We acquired the site in December 2014 and commenced construction in 2015. This project, when completed, will consist of 2,842 units. We started pre-sales in July 2015, and as of December 31, 2015, we had sold 828 units with a total GFA of 77,420 square meters.

 Zhengzhou Fancy City. The land is located south of Dingsheng Road and west of Siji Road, in Zhengzhou. This project covers a site area of 50,656 square meters and is expected to have a total GFA of 166,652 square meters. We acquired the site from Jiaotong College in December 2014 and commenced construction in September 2015. This project, when completed, will consist of 1,514 units. We started pre-sales in October 2015, and as of December 31, 2015, we had sold 587 units with a total GFA of 57,552 square meters.

Jinan, Shandong Province

Jinan Xinyuan Splendid. Jinan Xinyuan Splendid is located west of Lishan Road and south of Xiaoqinghe Road in Jinan. This project covers a site area of 200,180 square meters, and is expected to have a total GFA of 572,235 square meters, of which 385,664 square meters are for high-rise buildings, 87,215 square meters are for multi-layer buildings, 14,622 square meters are for office buildings, 8,704 square meters are for retail stores, 31,167 square meters are for basements, and 44,863 square meters are for public rental housing. We acquired the site in October 2009, commenced construction of this project in March 2011, and began to deliver units from 2013. This project, when completed, will consist of 7,387 units. We started pre-sales activities in May 2011, and as of December 31, 2015, we had sold 6,838 units with a total GFA of 560,702 square meters.

Jinan Royal Palace. Jinan Royal Palace is located south of Qingyuan Road and east of Lashanhe Road in the Huaiyin District in Jinan. This project covers a site area of 140,155 square meters and is expected to have a total GFA of 452,342 square meters, of which 396,437 square meters are for high-rise buildings, 30,121 square meters are for retail stores and 25,784 square meters are for basements. We acquired the site in November 2013, commenced construction of this project in February 2014, and expect to deliver units in 2016. This project, when completed, will consist of 6,294 units. We started pre-sales in June 2014, and as of December 31, 2015, we had sold 1,239 units with a total GFA of 146,542 square meters.

Jinan Xin Central, Jinan Xin Central is located south of Huayuan Road and west of Huaxin Road in Jinan. This project covers a site area of 51,352 sqm and is expected to have a total GFA of 194,652 square meters. We acquire the project in March 2015 and started presales in May 2015. This project consists of 2,628 units and as of December 31, 2015, we had sold 825 units with a total GFA of 67,252 square meters.

Suzhou, Jiangsu Province

Suzhou Lake Royal Palace. Suzhou Lake Royal Palace is located east of Yinshanhu Road and north of Xingguo Road in the Wuzhong economic development zone in Suzhou. This project covers a site area of 114,624 square meters and is expected to have a total GFA of 169,635 square meters, of which 117,565 square meters are for high-rise buildings, 50,668 square meters are for multi-layer buildings and 1,401 square meters are for retail stores. We acquired the site in September 2013, commenced construction of this project in April 2014, and expect to deliver units in 2016. This project, when completed, will consist of 1,561 units. We started pre-sales in July 2014, and as of December 31, 2015, we had sold 1,111 units with a total GFA of 114,435 square meters.

Xuzhou, Jiangsu Province

Xuzhou Colorful City. Xuzhou Colorful City is located south of Kuangshan Road in the Quanshan District in Xuzhou. This project covers a site area of 45,046 square meters and is expected to have a total GFA of 130,170 square meters, of which 17,630 square meters are for multi-layer buildings, 93,514 square meters are for high-rise buildings, 7,024 square meters are for retail stores and 12,002 square meters are for basements. We acquired the site in December 2011, commenced construction of this project in June 2013, and expect to deliver units in 2016. This project, when completed, will consist of 1,453 units. We started pre-sales in November 2013, and as of December 31, 2015, we had sold 731 units with a total GFA of 67,570 square meters.

Kunshan, Jiangsu Province

 Kunshan Royal Palace. Kunshan Royal Palace is located east of Xihuan Road and south of Guiyi Road in the Huaqiao Town in Kunshan. This project covers a site area of 145,776 square meters and is expected to have a total GFA of 279,948 square meters, of which 65,184 square meters are for multi-layer buildings, 205,429 square meters are for high-rise buildings and 9,334 square meters are for retail stores. We acquired the site in October 2013, commenced construction of this project in October 2013, and began to deliver units from 2015. This project, when completed, will consist of 2,590 units. We started pre-sales in November 2013, and as of December 31, 2015, we had sold 1,987 units with a total GFA of 199,448 square meters.

Beijing

Beijing Xindo Park. Beijing Xindo Park is located west of Xinyuan Road in the Daxing District of Beijing. This project covers a site area of 57,862 square meters and is expected to have a total GFA of 132,869 square meters, of which 73,864 square meters are for high-rise buildings, 28,369 square meters are for retail stores, 10,081 square meters are for office buildings, 8,269 square meters are for a postal facility, 10,600 square meters are for public rental housing and 1,686 square meters are for basements. The postal facility and public rental housing will be sold to the government in 2015 pursuant to land grant contracts. We acquired the site in October 2012, commenced construction of this project in November 2013, and began to deliver units in 2015. This project consists of 1,450 units. We started pre-sales in February 2014, and as of December 31, 2015, we had sold 1,326 units with a total GFA of 119,469 square meters.

Chengdu, Sichuan Province

 Chengdu Thriving Family. Chengdu Thriving Family is located in Huayangyixin Community of Chengdu. This project covers a site area of 75,008 square meters and is expected to have a total GFA of 211,386 square meters, of which 176,622 square meters are for high-rise buildings and 34,764 square meters are for retail stores. We acquired the site in January 2014, commenced construction of this project in June 2014, and expect to deliver units in 2016. This project, when completed, will consist of 2,575 units. We started pre-sales in September 2014, and as of December 31, 2015, we had sold 830 units with a total GFA of 64,321 square meters.

Changsha, Hunan Province

Changsha Xinyuan Splendid. Changsha Xinyuan Splendid is located on Dongfanghong South Road in the Yuelu District of Changsha. This project covers a site area of 89,460 square meters and is expected to have a total GFA of 252,652 square meters, of which 209,802 square meters are for high-rise buildings and 22,565 square meters are for retail stores. We acquired the site in March 2014, commenced construction of this project in August 2014, and expect to deliver units in 2016. This project, when completed, will consist of 2,953 units. We started pre-sales in November 2014, and as of December 31, 2015, we had sold 829 units with a total GFA of 83,452 square meters.

Sanya, Hainan Province

Sanya Yazhou Bay No.1. Sanya Yazhou Bay No.1 is located in the Creative Industry Park in the Yacheng Town of Sanya. This project covers a site area of 78,765 square meters and is expected to have a total GFA of 122,033 square meters, of which 108,483 square meters are for high-rise buildings, 9,760 square meters are for multi-layer buildings and 3,789 square meters are for retail stores. We acquired the site in January 2014, commenced construction of this project in November 2014, and expect to deliver units in 2016. This project, when completed, will consist of 1,607 units. We started pre-sales in November 2014, and as of December 31, 2015, we had sold 158 units with a total GFA of 11,833 square meters.

Xi’an, Shaanxi Province

Xi'an Metropolitan. Xi'an Metropolitan is located North of Fenghe Road in Xi'an. This project covers a site area of 85,118 square meters and is expected to have a total GFA of 296,623 square meters, of which 206,939 square meters are for high-rise buildings, 16,947 square meters are for retail stores, 72,737 square meters are for office buildings. The joint venture acquired the site in July 2014, commenced construction of this project in December 2014, and expects to deliver units in 2016. This project, when completed, will consist of 3,169 units. Pre-sales started in December 2014, and as of December 31, 2015, 1,155 units with a total GFA of 122,323 square meters had been sold.

Shanghai

Shanghai Royal Palace. Shanghai Royal Palace is located in Zhaoxiang Town in the Qingpu District of Shanghai. This project covers a site area of 28,600 square meters and is expected to have a total GFA of 57,778 square meters, of which 45,680 square meters are for high-rise buildings and 12,098 square meters are for retail stores. We acquired the site in April 2014, commenced construction of this project in August 2014, and expect to deliver units in 2016. This project, when completed, will consist of 622 units. We started pre-sales in January 2015, and as of December 31, 2015, we have sold 281 units with a total GFA of 24,378 square meters.

Tianjin

Tianjin Spring Royal Palace. The land is located in Sicundian Town in the Wuqing District of Tianjin, and is currently under planning. It will cover a site area of 263,520 square meters and is expected to have a total GFA of 274,264 square meters. We acquired the site in November 2014 and commenced construction in October 2015, and expect to deliver units in 2016. This project, when completed, will consist of 2,205 units. Pre-sales started in October 2015, and as of December 31, 2015, 86 units with a total GFA of 14,064 square meters had been sold.

The U.S.

New York Oosten. The land is located in South Williamsburg in Brooklyn, New York, U.S.A. This project covers a site area of 8,094 square meters and is expected to have a total GFA of 37,078 square meters for sub-high-rise buildings. We acquired the site in September 2012, commenced construction of this project in November 2013, and expect to deliver units in 2016. This project, when completed, will consist of 216 units. Presales started in June 2014, and as of December 31, 2015, 127 units with a total GFA of 14,181 square meters had been sold.

Properties under Planning

Xingyang Splendid III. The land is located south of Zhengshang Road in Xingyang, and is currently under planning. It will cover a site area of 47,709 square meters and is expected to have a total GFA of 37,414 square meters. We acquired the site of 47,709 square meters in September 2013, and we expect to commence construction in 2016.

Henan Xin Central II.   The land is located south of Bairong Road and Xingyuan Road in Zhengzhou, and is currently under planning. It will cover a site area of 37,126 square meters and is expected to have a total GFA of 108,900 square meters. We acquired the site in December 2014 and expect to commence construction in 2016.

Completed Projects

The following table sets forth each of our completed projects as of December 31, 2015.

Project Name	Location	Type of Products	Completion Date	Total Site Area (m 2 )	Total GFA (m 2 )	Total Number of Units	Number of Units Sold	GFA Sold (m [2] )
Zhengzhou Longhai Star Garden	Zhengzhou	M/H/S	12/2000	11,719	39,975	239	239	39,975
Zhengzhou Xinyuan Splendid:
Zhengzhou Xinyuan Splendid 1A	Zhengzhou	M/S	07/2002	35,444	62,623	484	484	62,623
Zhengzhou Xinyuan Splendid 1B	Zhengzhou	M	04/2004	21,800	43,673	333	333	43,673
Zhengzhou Xinyuan Splendid 2A	Zhengzhou	M	04/2003	23,460	39,996	271	271	39,996
Zhengzhou Xinyuan Splendid 2B	Zhengzhou	M	06/2004	19,295	27,041	86	86	27,041
Zhengzhou Xinyuan Splendid 2C	Zhengzhou	S	04/2004	9,968	21,748	132	132	21,748
Zhengzhou Xinyuan Splendid 3A3B3C	Zhengzhou	M/S	08/2005	51,014	114,774	792	792	114,774
Zhengzhou Xinyuan Splendid Haojinge	Zhengzhou	H	11/2004	8,298	31,089	166	166	31,089
Zhengzhou Xinyuan Splendid City Homestead	Zhengzhou	M	08/2005	23,606	45,378	369	369	45,378
Zhengzhou Xinyuan Splendid Subtotal				192,885	386,322	2,633	2,633	386,322
Zhengzhou City Manor	Zhengzhou	M	03/2006	63,089	118,716	1,633	1,633	118,716
Zhengzhou City Family	Zhengzhou	M	12/2006	21,380	39,226	720	720	39,226
Zhengzhou Central Garden-East	Zhengzhou	M/H/S	09/2007	60,849	165,206	1,624	1,624	165,206
Zhengzhou Central Garden-West	Zhengzhou	M/H/S	09/2007	79,464	190,384	1,796	1,796	190,384
Jinan City Family	Jinan	M	11/2007	47,411	61,065	785	785	61,065
Suzhou Lake Splendid	Suzhou	M/H/S	01/2009	130,945	198,113	2,326	2,326	198,113
Hefei Wangjiang Garden	Hefei	M/H	04/2009	51,939	145,455	1,649	1,649	145,455
Suzhou Colorful Garden	Suzhou	M/H	04/2009	41,365	81,506	970	970	81,506
Jinan Elegant Scenery	Jinan	H/S	06/2009	61,502	100,386	1,127	1,127	100,386
Zhengzhou Finance Square	Zhengzhou	H	06/2009	8,410	67,225	917	917	67,225
Jinan International City Garden	Jinan	H/S	01/2010	93,928	264,335	4,672	4,617	262,750
Zhengzhou Xinyuan Colorful Garden	Zhengzhou	M/H	01/2010	74,462	191,891	2,233	2,233	191,891
Zhengzhou Yipin Xiangshan Phase I	Zhengzhou	M/ S	12/2009	57,289	94,249	979	979	94,249
Suzhou International City Garden	Suzhou	H	12/2011	119,089	204,872	2,436	2,435	204,147
Chengdu Xinyuan Splendid I	Chengdu	H	06/2011	34,007	231,032	4,081	4,081	231,032
Chengdu Xinyuan Splendid II	Chengdu	H	10/2012	30,497	217,010	2,782	2,782	217,010
Zhengzhou Modern City	Zhengzhou	H/S	12/2012	60,556	231,019	2,934	2,934	231,019
Xuzhou Colorful Garden	Xuzhou	M/H	01/2012	46,777	101,821	858	852	100,921
Kunshan International City Garden	Kunshan	M/H	12/2012	200,008	497,938	5,133	5,128	497,308
Zhengzhou Yipin Xiangshan Phase II	Zhengzhou	M/S	01/2013	81,345	199,610	2,209	2,209	199,610
Zhengzhou Century East A	Zhengzhou	M/H	12/2013	22,418	76,579	765	764	76,345
Zhengzhou Century East B	Zhengzhou	H	08/2013	51,372	166,288	1,709	1,705	165,809
Zhengzhou Royal Palace	Zhengzhou	M/H	06/2014	45,716	135,877	2,061	2,061	135,877
Suzhou Xin City	Suzhou	H	09/2015	51,246	127,212	1,334	1,332	126,907
Total				1,739,668	4,333,312	50,605	50,531	4,328,454

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

Suzhou Lake Splendid. Suzhou Lake Splendid is located on Tongda Road in the Wuzhong District in Suzhou. Suzhou Lake Splendid covers a site area of 130,945 square meters and has a total GFA of 198,113 square meters, of which 98,704 square meters are for multi-layer buildings, 58,449 square meters are for sub-high-rise buildings, 35,800 square meters are for high-rise buildings and 5,160 square meters are for retail stores. We acquired the site in January 2007, commenced construction of this project in March 2007, and delivered it in January 2009. As of December 31, 2015, all of the 2,326 saleable units have been sold.

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

Suzhou Colorful Garden. Suzhou Colorful Garden is located on Xihuan Road in the Jinchang District in Suzhou. This project covers a site area of 41,365 square meters and has a total GFA of 81,506 square meters, which consists of 33,231 square meters of multi-layer buildings, 45,801 square meters of high-rise buildings and 2,474 square meters of retail stores. We acquired the site in January 2007, commenced construction of this project in June 2007 and delivered it in April 2009. As of December 31, 2013, all of the 970 saleable units were sold.

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

Jinan International City Garden. Jinan International City Garden is located on South Industrial Road in the Hitech Industry Park in Jinan. Jinan International City Garden covers a site area of 93,928 square meters and has a total GFA of 264,335 square meters, of which 178,772 square meters are for high-rise buildings, 65,521 square meters are for sub-high-rise buildings, 9,736 square meters are for retail stores and 10,306 square meters are for basements. We acquired the site in August 2007, commenced construction of this project in September 2007, and delivered it in January 2010. As of December 31, 2015, we had sold 4,617 units out of 4,672 saleable units.

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

Suzhou International City Garden. Suzhou International City Garden is located on Mayun Road in the Hitech District in Suzhou. It covers a site area of 119,089 square meters, and is expected to have a total GFA of 204,872 square meters, 203,882 square meters of which are for high-rise buildings and 990 square meters are for retail stores. We acquired the site in September 2007, commenced construction of this project in February 2008, and delivered in 2011. This project consisted of 2,436 units. As of December 31, 2015, we had sold 2,435 units with a total GFA of 204,147 square meters.

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

Zhengzhou Modern City. Zhengzhou Modern City is located on Longhai Road in the Erqi District in Zhengzhou. This project covers a site area of 60,556 square meters and has a total GFA of 231,019 square meters, of which 214,402 square meters are for multi-layer buildings, 12,023 square meters are for retail stores and 4,594 square meters are for basements. We acquired the site in September 2004, commenced construction in January 2010, and started delivery in 2012. We acquired the site directly from a private owner rather than by our usual arm’s length auction process, and it took us over five years to commence construction on this project due to commercial and title issues with the previous private owner, relocation of previous residents, structure demolition and site preparation, and negotiation with the local government on recovery of relocation costs. This project consisted of 2,934 units. We started pre-sales in May 2010, and, as of December 31, 2015, all of the 2,934 units were sold.

Xuzhou Colorful Garden. Xuzhou Xinyuan Colorful Garden is located north of the Quanshan District in Xuzhou. This project covers a site area of 46,777 square meters and has a total GFA of 101,821 square meters, of which 47,983 square meters are for multi-layer buildings, 53,023 square meters are for high-rise buildings and 815 square meters are for retail stores. We acquired the site in October 2009, commenced construction of this project in May 2010, and delivered it in 2012. This project consisted of 858 units. We started pre-sales in August 2010 and delivered it in 2012, and as of December 31, 2015, we had sold 852 units with a total GFA of 100,921 square meters.

Kunshan International City Garden. Kunshan International City Garden is located on Lucheng Road in Kunshan of the Jiangsu Province. This project covers a site area of 200,008 square meters and has a total GFA of 497,938 square meters, of which 5,989 square meters are for multi-layer buildings, 482,094 square meters are for high-rise buildings and 9,855 square meters are for retail stores. We acquired the site in December 2007, commenced construction of this project in July 2008, and delivered it in 2013. This project consisted of 5,133 units. We started pre-sales in September 2008 and delivered it in 2012, and, as of December 31, 2015, we had sold 5,128 units with a total GFA of 497,308 square meters.

Zhengzhou Yipin Xiangshan Phase II. Zhengzhou Yipin Xiangshan Phase II is located on Yingcai Street in the Huiji District in Zhengzhou. This project covers a site area of 81,345 square meters, and has a total GFA of 199,610 square meters, of which 57,178 square meters are for multi-layer buildings, 135,535 square meters are for sub-high-rise buildings, 5,479 square meters are for retail stores and 1,418 square meters are for basements. Jiantou Xinyuan acquired the site in April 2008, commenced construction in December 2010, started pre-sales in March 2011 and delivered it in 2013. This project consists of 2,209 units. As of December 31, 2015, all of the 2,209 units were sold.

Zhengzhou Century East A. Zhengzhou Century East A is located south of Yongping Road and west of Kangping Road in the New-East-Zheng District in Zhengzhou. This project covers a site area of 22,418 square meters and has a total GFA of 76,579 square meters, of which 71,214 square meters are for high-rise buildings and 5,365 square meters are for retail stores. We acquired the site in September 2009, commenced construction in April 2011, started pre-sales in November 2012 and delivered it in 2013. This project consists of 765 units. As of December 31, 2015, 764 units had been sold with a total GFA of 76,345 square meters.

Zhengzhou Century East B. Zhengzhou Century East B is located west of Dongfeng Road and north of Anping Road in the New-East-Zheng District in Zhengzhou. This project covers a site area of 51,372 square meters and has a total GFA of 166,288 square meters, of which 159,419 square meters are for high-rise buildings and 6,869 square meters are for retail stores. We acquired the site in October 2009, commenced construction of this project in February 2011, and delivered units in 2013. This project consists of 1,709 units. We started pre-sales in June 2011, and as of December 31, 2015, we had sold 1,705 units with a total GFA of 165,809 square meters.

Zhengzhou Royal Palace. Zhengzhou Century Royal Palace is located south of Nongke Road and east of Wenbo Road in Zhengzhou. This project covers a site area of 45,716 square meters and has a total GFA of 135,877 square meters, of which 41,524 square meters are for multi-layer buildings, 88,371 square meters are for high-rise buildings, 2,553 square meters are for retail stores and 3,252 square meters are for basements. We acquired the site in December 2009, commenced construction of this project in June 2011, and began to deliver units in 2014. This project consists of 2,061 units. We started pre-sales in September 2011, and as of December 31, 2015, all of the 2,061 units were sold.

 Suzhou Xin City. Suzhou Xin City is located south of Nantiancheng Road in the Xiangcheng District of Suzhou. This project covers a site area of 51,246 square meters and is expected to have a total GFA of 127,212 square meters, of which 123,467 square meters are for high-rise buildings and 4,127 square meters are for retail stores. We acquired the site in September 2012, commenced construction in April 2013, and delivered units in 2015. This project consists of 1,334 units. We started pre-sales in September 2013 and started delivery in 2015, and as of December 31, 2015, we had sold 1,332 units with a total GFA of 126,907 square meters.

Properties Held for Lease

Xinyuan Priority Lifestyle Shopping Center. In 2012, we began management of our first owned retail property, Xinyuan Priority Lifestyle Shopping Center, located in Zhengzhou city, Henan Province. As part of the Zhengzhou Modern City project, the shopping center has a construction GFA of 47,109 square meters. The shopping center formally opened in September 2013 and provides retail services, including fashion and jewelry, leisure and entertainment, food and beverage, supermarket, children education and other ancillary services, appealing to mid-to-high income customers within a radius of three to five kilometers. We have set up a team specialized in commercial space planning and execution under the administration of Henan Xin Priority Commercial Management Co., Ltd, one of our subsidiaries that specializes in retail property management.

Properties Held for Sale

Northern Nevada Land Portfolio. The land portfolio is located in the northern Nevada region of the United States near the Reno-Spark metropolitan area and is comprised of 325 finished lots for single family home communities and custom homes, and 185 acres of semi-developed and undeveloped lands for residential use. We acquired this land portfolio in 2012 and resold all the finished lots and 185 acres of undeveloped land as of December 31, 2015.

Lennox Project. The finished condominium project is located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters out of the total 72 units from a major U.S. developer in August 2012. We sold all the 15 finished condominium units as of December 31, 2015.

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

LAND ACQUISITION PROCESS			Project planning and design	Project construction and Management	Pre-sale, sale and marketing	After-sale and delivery

Opportunity Identification	Initial Planning	Land Acquisition
-Strategic planning	-Feasibility study	-Financial projection	-Outsource architectural and engineering design	-Outsource construction	-Pre-sale	-Delivery
-Geographic and market analysis	-Preliminary design	-Internal approval	-Design management	-Construction supervision	-Marketing	-Registration assistance
-Auction opportunity reasearch	-Costing and financial evaluation	-Bidding process	-Arrange financing	-Quality control	-Advertising	-Feedback collection
				-Completion inspection	-Customer financing	-Property management
-Landscaping and fixture installation

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

Since the second half of 2012, we have developed a new model to acquire land through direct negotiation with local governments prior to land auctions in response to local governments’ need for funding undeveloped land preparation. Under the direct negotiation model, we enter into a framework cooperation agreement with the local government, pursuant to which we provide land planning advice to the local government with respect to a particular parcel of undeveloped land that the government plans to develop. Based on the government’s land development plan, the underlying land may be divided into several tranches to be developed on a tranche by tranche basis. Following the government's development plan, we will provide funding in the form of advance payments to the government for land preparation of a particular tranche of land approximately three to nine months before the land auction for that tranche. The advance payment usually ranges from 20% to 50% of the estimated opening auction price. The final disposition of the tranche occurs through public auction. Pursuant to the framework cooperation agreement, if we successfully acquire the land through the auction, the advance payment will become part of the land transfer payment. If we fail to acquire the land, we will be refunded the advance payment with an annual interest rate of approximately 10% to 15%. We believe that under the direct negotiation model, we are often in better position to identify and undertake initial planning with respect to targeted parcels as a result of direct involvement in and interaction with the government regarding the development stage of undeveloped lands. We entered into two framework cooperation agreements with local governments in 2013, one such agreements in 2014, and none in 2015, all relating to prospective land parcel planning and preparation, pursuant to which we paid advances in the aggregate amount of US$333.1 million, US$209.2 million, and US$83.4 respectively. These advances have been transferred to land cost where our auction bids were successful, or will be so transferred assuming future auction bids for the relevant parcels are successful. In 2013, we chose not to participate in the bidding for one parcel of land in Jiangsu Province through this negotiated land acquisition model and the advance payments for this parcel were refunded to us, with interest. In 2014, a total of US$131.5 million of the advance payments related to land parcels successfully acquired were transferred to land cost, including three parcels of land in Xingyang for the amount of US$27.1 million and two parcels of land in Xi’an for US$104.4 million. In 2015, a total of US$232.9million of advance payments related to land parcels successfully acquired were transferred to land cost, including four parcels of land in Zhengzhou for the amount of US$180.7 million and two parcels of land in Tianjin for US$52.2 million.

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

We evaluate projects through a rigorous planning and approval process. We consider detailed input from each of our Land Development Department, Budget-Planning-Design Department, Operations Department and Financial Department. The proposed project, once vetted and approved by various departments, will be submitted to the investment committee of our board of directors for approval.

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

As of December 31, 2015, we had a total GFA of 4,356,707 square meters for property projects under construction and a total GFA of 146,314 square meters for property projects under planning. We continually seek attractive opportunities to acquire development sites which meet our selection criteria.

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

Most of our customers purchase our properties using mortgage financing. Under current PRC law, the minimum down payment is 20% of the total purchase price for the purchase of the first self-use residential unit. The maximum loan-to-value ratio of the mortgage loan is also subject to change according to the economic policies of the central and local governments and banks in China.

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

If a purchaser defaults under the loan while our guarantee is in effect, and we repay all debt owed by the purchaser to the mortgagee bank, the mortgagee bank must assign its rights under the loan to us. We are entitled to full recourse to the property after the registration of the mortgage. In line with what we believe is industry practice, we do not conduct independent credit checks on our customers but rely on the credit checks conducted by the mortgagee banks. As of December 31, 2014 and 2015, we guaranteed mortgage loans in the aggregate outstanding amounts of US$1,305.6 million and US$ 1,513.7 million, respectively.

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

To ensure quality property management, we provide property management services to purchasers until they have become statutorily entitled to elect their own property management companies. As of December 31, 2015, owners of all of our developments that had become statutorily entitled to elect their property management companies have continued to choose us to manage their properties.

Our property management services include security, landscaping, building management and management of public facilities and equipment, and additional services, such as cultural activities, housekeeping and repair. We are currently managing approximately 7,210,211 square meters, comprising more than 61,183 residential units.

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

We set up a specialized U.S. project team in 2012, comprised of U.S. local consultants and employees with substantial experience and understanding in various areas of the U.S. real estate market. As of December 31, 2015, we have a team of about 20 people in the U.S. Their major responsibilities include acquisition and financing, project development management, sales and marketing, contracts, and contract terms verification. We also work with outside consultants and agents familiar with the U.S. markets.

To date, our acquisitions in the U.S. have been opportunistic and have not followed a specific development model. Our first property development project in the U.S. named New York Oosten is our Williamsburg property in Brooklyn, New York. We commenced construction of the development project in November 2013. We started marketing and pre-sale of our property after receiving approval of the condominium offering plan from the state attorney general in 2014. We currently expect our first unit title conveyance and first revenue from the Williamsburg property in 2016.

In January 2016, we also acquired a parcel of land in midtown Manhattan, New York, for US$57.5 million. The land allows for approximately 9,755 square meters gross buildable development.

Our Leased Properties and Real Estate Related Services

Ancillary to our property development operations, we also lease certain properties, including an elementary school, two basements, five clubhouses, seven parking facilities, ten kindergartens and a shopping mall. The rental income of our lease operations represented approximately 0.7%, 0.5%, and 0.6% respectively, of our revenues for the years ended December 31, 2013, 2014 and 2015.

We provide property management services through Xinyuan Property Service Co., Ltd. For the years ended December 31, 2013, 2014 and 2015, revenues from our real estate related services represented 1.9%, 2.4% and 2.0% of our total revenue for those periods, respectively.

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

Competition

The real estate industry in China is highly competitive. We compete primarily with local and regional property developers. Competitive factors include the geographical location of the projects, the types of products offered, brand recognition, price, design and quality. See “ITEM 3. KEY INFORMATION-D. Risk Factors-Risk Relating to the Residential Property Industry in China-We face intense competition from other real estate developers.” In the cities in which we operate, our major competitors include China Overseas Property Ltd., China Vanke Co., Ltd., Sunshine 100, China Resources Land Limited, Sunac China Holding Limited, Henan Zhengshang Real Estate Co., Ltd., Henan New Greatwall Real Estate Co., Ltd., Longfor Real Estate Co., Ltd, Greenland Group, Tianhong Land, South Asia Group, Rongqiao Group and KWG Property Holding Ltd.

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

Under the Urgent Notice of Further Strengthening the Administration of Land, issued by the MLR on May 30, 2006, the land administration authority is required to rigidly implement the model contract of the state-owned land use rights grant contract and model contract of the state-owned land use rights grant supplementary agreement (for trial implementation) jointly promulgated by the MLR and the SAIC. The requirements of planning, construction and land use, such as the restriction of the dwelling size, plot ratio and the time limit for commencement and completion, should be ascertained and are generally agreed to in the land use rights grant contract. However, on September 17, 2015, MOF and MLR jointly issued Notice on Further Strenghening the Administration of the Costs and Revenues Associated with Land Grant, which provides that in circumstances where premiums are not fully paid according to the terms under the land use rights grant contract, MLR shall not issue the relevant land use right certificate for the land as a whole nor issue separate certificates for any portions of the land for which the premiums have been paid.

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

 On February 22, 2016, the Supreme People's Court issued the Interpretations on the Issues Concerning the Implementation of the Property Law of the PRC (I), which became effective on March 1, 2016. However, there is no material influence on land use rights.

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

On November 24, 2014, the State Council issued Interim Regulations on Real Estate Registration, which took effect on March 1, 2015. It stipulates the registration authorities and the procedures for registration of rights of real estate rights, including land use rights, which applies to first registration, change of registration, transfer of registration, cancellation of registration, correction of registration, dissidence registration, advance notice registration, close-down registration and other affairs concerning registration of real estate. Further, on January 1, 2016, MLR issued Implementing Rules of the Interim Regulations on Real Estate Registration, which details the rules of the registration procedures for registration of different kind of rights of real estate.

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

The Measures on the Grant of State-Owned Land Use Rights through Competitive Bidding, Auction and Listing-for-Sale of Jiangsu Province , promulgated on May 19, 2003 and effective as of July 1, 2003, amended on March 20, 2008, provide that the land price for grant of state-owned land use rights by means of competitive bidding, auction and listing-for-sale will be fixed by the local land authority after an institution qualified for land valuation has carried out the valuation according to the technical guidelines issued by the central and provincial governments.

The Measures of Anhui Province for Implementation of the Land Administration Law, promulgated on December 20, 1987 and amended on June 26, 2004 and on March 27, 2015, provide that the grant, capital contribution, transfer and mortgage of state-owned land use rights involving land price valuation will be evaluated by an institution qualified for land valuation and report to the relevant land administration for filing.

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

Xinyuan (China) Real Estate, Ltd., Henan Xinyuan Real Estate Co., Ltd., Suzhou Xinyuan Real Estate Development Co., Ltd., Shandong Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate (Chengdu) Co., Ltd. and Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., Henan Xinyuan Wanzhuo Real Estate Co., Ltd., Henan Xinyuan Jiye Real Estate Co., Ltd., Zhengzhou Shengdao Real Estate Co., Ltd., Zhengzhou Jiasheng Real Estate Co., Ltd, Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd., Jinan Xinyuan Wanzhuo Real Estate Co., Ltd., Anhui Xinyuan Real Estate Co., Ltd., Xuzhou Xinyuan Real Estate Co., Ltd., Chengdu Xinyuan Wanzhuo Real Estate Co., Ltd., Beijing Xinyuan Wanzhong Real Estate Co., Ltd., Kunshan Xinyuan Real Estate Co., Ltd., Jiangsu Jiajing Real Estate Co.,Ltd., Xuzhou Xinyuan Real Estate Co., Ltd. Xingyang Xinyuan Real Estate Co., Ltd., Sanya Beida Science and Technology Park Industrial Development Co., Ltd., Changsha Xinyuan Wanzhuo Real Estate Co., Ltd., Shanghai Junxin Real Estate Co., Ltd., Tianjin Xinyuan Real Estate Co., Ltd., Henan Xinyuan Guangsheng Real Estate Co., Ltd., Shandong Xinyuan Renju Real Estate Co., Ltd., Henan Xinyuan Quansheng Real Estate Co., Ltd. and Henan Xinyuan Shunsheng Real Estate Co., Ltd. are registered as real estate development enterprises.

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

Under the Regulations on Administration of Development and Operation of Urban Real Estate of Shandong Province, promulgated on October 12, 1995 by the Standing Committee of Shandong People’s Congress, and amended on November 25, 2004, a specialized real estate development enterprise must satisfy the following requirements:

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

Circular No. 171 requires a FIREE, with total investments equating to or exceeding US$10 million to have a registered capital consisting of no less than 50% of its total amount of investment. FIREEs with total investments below US$10 million must have a registered capital in amounts pursuant to and consistent with existing regulations.

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

Circular No. 895

The Circular Concerning Further Improvement of Record-filing Process for FIREEs, or Circular No. 895, jointly promulgated by the MOFCOM and the SAFE on November 6, 2015 further simplifies the MOFCOM record-filing process for the incorporation of a FIREE by abolishing the requirement to file relevant application materials on MOFCOM’s online system. Instead, it only requires provincial commercial authorities to fill out relevant information of approved real estate projects on Foreign Investment Management System of MOFCOM. It also provides that MOFCOM must perform random checks on a quarterly basis instead of a weekly basis.

Circular No. 122

On August 19, 2015, six PRC regulatory agencies, including the MOHURD and the SAFE, promulgated the Notice on Adjusting Policies on Entry and Administration of Foreign Investment in the Real Estate Market, or Circular 122, among other things, according to which, the requirement of fully payment of its capital contributions of foreign-invested real estate enterprise, or FIREE, no longer exists when the FIREE applies to domestic loans, overseas loans, and settlement of foreign exchange loans, and the FIREE may directly apply to bank the registration of foreign exchange regarding foreign direct investment in accordance with the relevant rules on foreign exchange administration. Similarly, Circular 122 does not de-regulate the Chinese real estate market. The previous material requirements for granting approval under Circular No. 171 and Circular No. 50 still apply.

 Regulations on Qualifications of Developer

Under the Rules on the Administration of Qualifications of Real Estate Developers promulgated on March 29, 2000 by the MOHURD and effective on the same day (amended on May 4, 2015) a developer must apply for registration of its qualifications. An enterprise may not engage in the development and sale of real estate without a qualification classification certificate for real estate development.

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

Each of Xinyuan (China) Real Estate, Ltd., Henan Xinyuan Real Estate Co., Ltd., Suzhou Xinyuan Real Estate Development Co., Ltd. and Shandong Xinyuan Real Estate Co., Ltd. is classified as a class II developer. Each of Xinyuan Real Estate (Chengdu) Co., Ltd. and Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. is classified as a class III developer. Each of Henan Xinyuan Wanzhuo Real Estate Co., Ltd., Henan Xinyuan Jiye Real Estate Co., Ltd., Zhengzhou Shengdao Real Estate Co., Ltd., Zhengzhou Jiasheng Real Estate Co., Ltd, Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd., Jinan Xinyuan Wanzhuo Real Estate Co., Ltd., Anhui Xinyuan Real Estate Co., Ltd., Xuzhou Xinyuan Real Estate Co., Ltd., Chengdu Xinyuan Wanzhuo Real Estate Co., Ltd., Beijing Xinyuan Wanzhong Real Estate Co., Ltd., Kunshan Xinyuan Real Estate Co., Ltd., Jiangsu Jiajing Real Estate Co.,Ltd., Xuzhou Xinyuan Real Estate Co., Ltd. Xingyang Xinyuan Real Estate Co., Ltd., Sanya Beida Science and Technology Park Industrial Development Co., Ltd., Changsha Xinyuan Wanzhuo Real Estate Co., Ltd., Shanghai Junxin Real Estate Co., Ltd., Tianjin Xinyuan Real Estate Co., Ltd., Henan Xinyuan Guangsheng Real Estate Co., Ltd., Shandong Xinyuan Renju Real Estate Co., Ltd., Henan Xinyuan Quansheng Real Estate Co., Ltd. and Henan Xinyuan Shunsheng Real Estate Co., Ltd. holds a valid temporary qualification.

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

Planning of a Real Estate Project

The Law of the PRC on Urban and Rural Planning, promulgated by the National People’s Congress on October 28, 2007 and effective as of January 1, 2008 (amended on April 24, 2015) replacing the previous City Planning Law of the PRC, provides that a developer who has obtained land use rights by grant must, after obtaining approval for a construction project and signing a land use rights grant contract, apply to the city planning authority for the Permit for Construction Site Planning

It further provides that a developer who has a proposed construction project within the planning area of a city or town must, after obtaining a Permit for Construction Site Planning, prepare the necessary planning and design work, and submit the detailed planning and design report, together with the land use rights certificate, to the city planning authority or the town government designated by the provincial government, and apply for the Permit for Construction Work Planning.

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

However, On March 30, 2015, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Adjustment of Business Tax Policies on Individual Transfer of House, or Circular 39, which became effective on March 31, 2015. According to Circular No. 39, individual property owners are exempt from paying business tax on the sale of an ordinary housing if he has owned and held it for at least two years.

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

On August 27, 2015, MOHURD, MOF and PBOC jointly issued the Circular on Adjusting the Minimum Down Payment for the Purchase of Houses by Individuals on the Housing Provident Fund Loans. The circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 20% for their purchase of a second house if all loans are settled on their first home.

On September 24, 2015, PBOC and CRBC jointly issued the Circular on Issues Concerning Further Improving Differentiated Housing Loan Policies, which provided that in the cities without restrictive measures for house purchase, the minimum down payment ratio shall be 25% or higher for the first home buyers who use the commercial individual housing loans.

On February 1, 2016, PBOC and CRBC jointly issued Circular of the People's Bank of China and the China Banking Regulatory Commission on Issues Concerning Adjusting the Individual Housing Loan Policies. It provides that in the cities without restrictive measures for house purchase, the minimum down payment ratio, in principal, shall be 25% for the first home buyers who use the commercial individual housing loans common, and the said percentage may be lowered by 5% in different regions; with respect to second home buyers with unsettled house purchase loans who purchase for improving living conditions and use commercial individual housing loans , the minimum down payment ratio shall be at least 30%.

On February 17, 2016, MOF, State Administration of Taxation and MOHURD jointly issued Circular on Adjusting Deed Tax and Business Tax Policies for Real Estate Transactions. Regarding deed tax, it provides that for first home buyers purchasing the only residence for their families (family members include the buyer, the buyer's spouse and under-age children, as applicable hereinafter) with an area of 90 square meters or less, the deed tax is reduced to 1%; for a residence with an area of more than 90 square meters, the deed tax is reduced to 1.5%. For second home buyers purchasing a second residence with an area of 90 square meters or less, the deed tax is reduced to 1%; for residences with an area of more than 90 square meters, the deed tax is reduced to 2%. Regarding business tax, it provides that for any individual who sells his/her ordinary housing that is purchased and owned less than two years ago, full business tax is levied; for an individual who sells his/her ordinary housing purchased and owned not less than two years ago, the business tax is exempted. However, the circular specifies that the polices regarding deed tax and business tax policies shall not apply to Beijing, Shanghai, Guangzhou and Shenzhen, where the business tax for transfer of residences by individuals as stipulated in the Circular of the Ministry of Finance, and the State Administration of Taxation on Adjusting Business Tax Policies for Transfer of Residences by Individuals still apply.

Regulations on Housing Supply and Improving the Healthy Development of the Real Estate Market

The Opinions of the MOHURD and Other Departments on Adjusting the Housing Supply Structure and Stabilizing Property Prices, promulgated on March 25, 2015, provide the following:

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

Regulations on Urban Landscaping Services

The Regulations regarding Urban Landscape promulgated on June 22, 1992, and amended on January 8, 2011 by the State Council and the Measures on the Administration of Qualifications of Urban Landscaping Enterprises promulgated on July 4, 1995, as amended on October 9, 2009, provide the following:

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

The following diagram illustrates our general corporate structure as of March 1, 2016, including significant subsidiaries. We establish a separate entity for each development project and the numbers of such entities have not separately listed them in the diagram. In addition the company has various subsidiaries created for use in various future ventures, which are not separately listed in the diagram as they have limited operations.

D.	Property, plant and equipment

Our headquarters are located in Beijing China, where we lease approximately 3,791 square meters of office space. We also lease a total of approximately 11,363 square meters of office space in other cities where our subsidiaries are located, which includes approximately 718 square meters in Beijing, 495 square meters in Tianjin, 1,039 square meters in Chengdu, Sichuan Province, 1,383 square meters in Jinan, Shandong Province, 1,243 square meters in Suzhou, Jiangsu Province, 581 square meters in Xuzhou, Jiangsu Province, 1,834 square meters in Zhengzhou, Henan Province, 675 square meters in Sanya, Hainan Province, 1,337 square meters in Xi’an, Shaanxi Province, 776 square meters in Changsha, Hunan Province, 914 square meters in Shanghai, and 367 square meters in New York.

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

Overview

Since our inception in 1997, we have completed 33 projects with total GFA of 4,333,312 square meters. As of December 31, 2015, we had 23 projects in 12 cities in China and the United States with estimated total GFA of 4,503,021 square meters under construction and planning, of which 21 projects with estimated total GFA of 4,356,707 square meters were under construction. As of December 31, 2015, we have sold all of the certain land parcels in Reno, Nevada and condominium units in Irvine, California. In December 31, 2014, we also completed our acquisition of a Malaysian company, which owns offshore landfill reclamation rights for a total area of 170 acres (approximately 687,966 square meters).

Our total revenue, derived primarily from sales of residential real estate, was US$897.7 million in 2013, US$919.7 million in 2014 and US$1,164.3 million in 2015. Our net income was US$126.4 million, US$48.5 million and US$66.5 million, respectively, for the same periods. We acquire land in China primarily through auctions of government land, direct negotiation and acquisition of landowning entities. These acquisition methods allow us to obtain unoccupied land with unencumbered land use rights, which in turn enables us to save the time and expenses associated with protracted legal processes to obtain title, demolition and re-settlement and to commence construction quickly.

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

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the cities where we operate. As of December 31, 2015, 99.9% of the units in our completed projects have been sold. We have periodically experienced some volatilities in demand due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices, such as the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market announced by the General Office of the State Council in February 2013 which, among others, requires an individual income tax at a rate of 20% on gains generated from the sale of a self-owned property (See "ITEM 4 INFORMATION ON THE COMPANY - B. Business Overview - Regulation"). However, we expect continuing economic growth in China, rising disposable income levels and population growth in our target cities to support demand for residential properties over the next several years. If we continue to expand our business operations in the U.S., trends and development in the U.S. economy, including developments in the U.S. housing markets, will become increasing important to our business and results of operations.

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

On October 9, 2014, MOHURD, Ministry of Finance, or MOF, and PBOC jointly issued the Notice of MOHURD, MOF and PBOC on Developing the Business of Individual Housing Loan through Housing Fund, which specifies that employees who make their payments of housing fund for consecutive 6 months will apply for individual housing loan through housing fund, and local authorities may raise the amount that one can apply for under certain conditions.

On August 19, 2015, six PRC regulatory agencies, including the MOHURD and the SAFE, promulgated Circular 122 which, among other things, allows the branches and representative offices of foreign enterprises established in China (except enterprises that are approved to conduct real estate business in China), and foreign individuals who work or study in China to purchase commodity houses for the purposes of self-use or self-living.

On March 7, 2016, during the National People's Congress and the Chinese Political Consultative Conference, the All-China Federation of Industry and Commerce made a proposal concerning propelling relief of real estate inventory. The proposal includes suggestions such as introducing real estate trusts, using individual income tax to charge against interest of housing loans, etc.

We believe that it is in the PRC government’s interest to stabilize the market and to encourage the urbanization process and that increases of disposable income will continue to support the long-term growth of China’s real estate market. Accordingly, we expect that the government will maintain policies that will foster long-term healthy growth and curb potential bubbles in the market. However, we cannot assure that the PRC government will not adopt further measures in the near future that may adversely affect our business and financial performance or that a real estate bubble will not develop despite government efforts to discourage such development.

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

On August 27, 2015, MOHURD, MOF and PBOC jointly issued the Circular on Adjusting the Minimum Down Payment for the Purchase of Houses by Individuals on the Housing Provident Fund Loans. The circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 20% for their purchase of a second house if all loans are settled on their first home.

On September 24, 2015, PBOC and CRBC jointly issued the Circular on Issues Concerning Further Improving Differentiated Housing Loan Policies, which provided that in the cities without restrictive measures for house purchase, the minimum down payment ratio shall be 25% or higher for the first home buyers who use the commercial individual housing loans.

On February 1, 2016, PBOC and CRBC jointly issued Circular of the People's Bank of China and the China Banking Regulatory Commission on Issues Concerning Adjusting the Individual Housing Loan Policies. It provides that in the cities without restrictive measures for house purchase, the minimum down payment ratio, in principal, shall be 25% for the first home buyers who use the commercial individual housing loans common, and the said percentage may be lowered by 5% in different regions; with respect to second home buyers with unsettled house purchase loans who purchease for improving living conditions and use commercial individual housing loans , the minimum down payment ratio shall be at least 30%.

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

On February 17, 2016, MOF, State Administration of Taxation and MOHURD jointly issued Circular on Adjusting Deed Tax and Business Tax Policies for Real Estate Transactions. Regarding the deed tax, the Circular provides that for first home buyers purchasing the only residence for their families (family members include the buyer, the buyer's spouse and under-age children, as applicable hereinafter) with an area of 90 square meters or less, the deed tax is reduced to 1%; for a residence with an area of more than 90 square meters, the deed tax is reduced to 1.5%. For second home buyers purchasing a second residence with an area of 90 square meters or less, the deed tax is reduced to 1%; for residences with an area of more than 90 square meters, the deed tax is reduced to 2%. Regarding the business tax, the Circular provides that for any individual who sells his/her ordinary housing that is purchased and owned less than two years, full business tax is levied; for an individual who sells his/her ordinary housing purchased and owned not less than two years, the business tax is exempted. However, the Circular specifies that the polices regarding deed tax and business tax policies do not apply to Beijing, Shanghai, Guangzhou and Shenzhen, where the business tax for transfer of residences by individuals as stipulated in the Circular of the Ministry of Finance, and the State Administration of Taxation on Adjusting Business Tax Policies for Transfer of Residences by Individuals still apply.

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

Availability and cost of financing

Like other property developers, we require substantial capital investment for the acquisition of land use rights and the construction of our projects. Our ability to secure financing for such purposes affects the number of projects we are able to develop at any time. On January 18, 2010, the PBOC decided to tighten the credit supply by increasing the reserve requirement ratio for commercial banks by 0.5%, which was the first increase since June 2008. As of March 25, 2011, the PBOC raised the reserve requirement ratio for large commercial banks by 0.5% to 20%, and small and middle sized financial institutions by 0.5% to 16.5% and on June 20, 2011, the reserve requirement ratio was raised to its peak of 21.5% for large commercial banks and 18% for small and middle sized financial institutions. As of May 18, 2012, the reserve requirement ratios have been reduced to 20.0% for large commercial banks and 16.5% for small and middle sized financial institutions. As of February 4, 2015, the PBOC reduced the reserve requirement ratio by 0.5% to 19.5% for large commercial banks and to 16% for small and middle-sized financial institutions. On April 19, 2015, the PBOC further reduced the reserve requirement ratio for large commercial banks by 1% to 18.5%, and small and middle sized financial institutions by 1% to 15% in order to free up more credit in China, effective from April 20, 2015. On February 29, 2016, the PBOC further reduced the reserve requirement ratio for large commercial banks by 0.5% to 16.5%, and small and middle sized financial institutions by 0.5% to 13% in order to free up more credit in China, effective from March 1, 2016. Notwithstanding the recent reduction in the reserve requirement amount, any future increases in the reserve requirement ratio will reduce the amount of commercial bank credit available to businesses in China and may affect our ability to obtain sufficient funding from banks to finance our business expansion. The cost of our financing also affects our operating results. We typically obtain bank borrowings for up to 65% of the cost of our land use rights to fund PRC project developments after we receive the required permits. Interest rates on our commercial bank borrowings vary and are linked to benchmark lending rates published by the PBOC, which fluctuate from time to time. In 2007, we issued US$75 million principal amount of floating rate notes, which bore interest at a variable rate based on LIBOR plus 6.8% per annum, and US$25 million principal amount of convertible notes, which bore interest at 2% per annum. These notes were paid in full in April 2010, at which time we issued US$40 million principal amount of a 3-year term guaranteed senior secured note (the “Guaranteed Senior Secured Note”) which bore interest at 15.6% per annum. The Guaranteed Senior Secured Note was paid in full prior to its maturity on April 15, 2013. In 2013, we issued US$200 million aggregate principal amount of our May 2018 Senior Secured Notes which bear interest at a rate of 13.25%. We issued and sold the 5% Convertible Note in the aggregate principal amount of US$75,761,009, which was subsequently redeemed early in November 2014 on negotiated terms for an aggregate payment of US$86,272,849 with loss on extinguishment of debt US$9,848,931. We also issued US$200,000,000 aggregate principal amount of our June 2019 Senior Secured Notes which bear interest at 13% per annum. Since 2013, we obtained borrowings from trust companies, with interest rates up to 12.50%. In 2014 and 2015, we also obtained borrowings from non-controlling shareholders of certain of our subsidiaries with interest rates up to 12% and 11%, respectively. On December 28, 2015, Xinyuan (China) Real Estate, Ltd. issued the first tranche of the onshore corporate bonds with an aggregate principal amount of US$154 million due on December 28, 2020 (the "First Tranche Bonds") at a coupon rate of 7.5% per annum payable annually. On January 27, 2016, Xinyuan (China) Real Estate, Ltd. issued the second tranche of the onshore corporate bonds with an aggregate principal amount of US$107 million due on January 27, 2021 (the “Second Tranche Bonds”) at a coupon rate of 7.47% per annum payable annually. On March 14, 2016, Xinyuan (China) Real Estate, Ltd. issued the third tranche of the onshore corporate bonds with an aggregate principal amount of US$77 million due on March 14, 2021 (the “Third Tranche Bonds”) at a coupon rate of 7.09% per annum payable annually.  Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan (China) Real Estate, Ltd may increase the applicable coupon rate and the holders have the right within a specified time period to require the company to repurchase the bonds following the company's announcement of whether it intends to increase the interest rate. We expect our interest costs to fluctuate in future periods as a result of changes in interest rates and the amount of our outstanding borrowings.

Acquisition of land use rights or title to properties in target markets

Our business model depends to a large extent on our ability to acquire land use rights for development sites and proceed quickly with construction to shorten our development cycle. As a consequence, we are frequently surveying the market for attractive development opportunities in our target cities. Under current regulations and market practice, land use rights for residential development purposes in China may be acquired from local governments through a competitive auction or other bidding process, in which the minimum reserve price is determined based on the appraised value. Land use rights may also be acquired in the secondary markets. We also utilize a negotiated land acquisition model, which involves deposits on certain lands that we are most interested in acquiring, which we believe will improve our chances of successfully acquiring desired land. For a description of this model, see " ITEM 4. INFORMATION ON THE COMPANY - B. Business Overview - Our Property Development Operations in China." Land use rights prices vary significantly from city to city.

Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites increases, the auction mechanism tends to lead to higher prices. In 2013, 2014 and 2015, land use rights costs, including auction price and taxes, constituted 37.5%, 39.2% and 40.2%, respectively, of our costs of revenue. In late 2009, land use rights costs started to increase slightly again due to the recovery of the real estate market in China and a sudden rise in housing prices in certain cities. Commencing in the fourth quarter of 2011, land use rights costs showed a slight decrease due to lower demand in the real estate market, but started to increase again in the first quarter of 2013. During 2015, we incurred an aggregate of US$99.6 million for land acquisitions in China, including deposits for potential acquisitions under the negotiated land acquisition model. During 2015, we did not purchase any new properties in U.S.

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

	Year Ended December 31,
	2013		2014		2015
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Real estate sales	874,926	97.4	892,826	97.1	1,134,467	97.4
Real estate leasing	5,990	0.7	4,936	0.5	6,573	0.6
Other revenue	16,822	1.9	21,986	2.4	23,284	2.0
Total revenue	897,738	100.0	919,748	100.0	1,164,324	100.0

The impact of foreign exchange rate variances on reported revenues in U.S. dollars was an adverse 1.4% for the year ended December 31, 2015, compared to a favorable 0.9% for the year ended December 31, 2014. These variances were due to the fact that the appreciation of the RMB versus the U.S. dollar during 2015 was heightened as compared to 2014.

Real Estate Sales

Real estate sales represent revenues from the sales of residential properties we develop and acquire. Throughout this annual report, real estate sales are stated net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$52.1 million, US$53.2 million and US$67.0 million for 2013, 2014 and 2015, respectively.

In the years ended December 31, 2013, 2014 and 2015, we recognized all our real estate sales revenues in China under the percentage of completion method. For the years ended December 31, 2013, 2014 and 2015, we had 3 projects in the U.S. All the revenues related to these projects in the U.S. were recognized under the full accrual method.

Our real estate sales revenue for 2015 increased significantly principally due to higher percentage of completion from two of our major development projects Suzhou Lake Royal Palace and Kunshan Royal Palace, each of which launched in the fourth quarters of 2013 and third quarters of 2014, respectively.

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

Costs of Revenues

The following table sets forth a breakdown of our costs of revenues for the period indicated.

	Year Ended December 31,
	2013		2014		2015
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)

Cost of real estate sales
Land use rights costs	224,450	37.5	265,435	39.2	340,168	38.2
Construction costs	366,486	61.2	385,138	56.8	526,075	59.0
Total cost of real estate sales	590,936	98.7	650,573	96.0	866,243	97.2

Cost of real estate leasing	1,596	0.3	3,173	0.5	3,956	0.4
Other costs	6,208	1.0	23,836	3.5	21,135	2.4
Total costs of revenues	598,740	100.0	677,582	100.0	891,334	100.0

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

Construction costs. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for flexible payments which cover substantially most of all labor, materials, fittings and equipment costs, subject to adjustments for certain prescribed contingencies, such as design changes during the construction process or changes in government-suggested steel prices or cement prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we directly purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$28.0 million, US$28.8 million and US$56.8million for 2013, 2014 and 2015, respectively.

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

For the years ended December 31, 2013, 2014 and 2015 we did not recognize any impairment for our active projects, consisting of projects under construction or planning or held for sale or held for lease.

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

As of December 31, 2015, we employed 99 full-time sales and marketing personnel. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

•	staff salaries and benefits, quarterly and annual bonuses, and stock-based compensation;

•	traveling and office expenses;

•	professional fees, such as audit and legal fees; and

•	other expenses.

Interest Income

Interest income represents interest earned on our bank balances.

Interest Expenses

Interest expense includes (i) interest paid on our bank borrowings and other indebtedness, mainly including our US$200 million principal amount of our May 2018 Senior Secured Notes issued in May 2013, US$75.7 million principal amount of our Convertible Note issued in September 2013 (which was redeemed early in November 2014 on negotiated terms), US$200 million principal amount of our June 2019 Senior Secured Notes issued in December 2013, and US$145.4 million principal amount from loans from non-controlling shareholders of certain of our subsidiaries, (ii) amortization of debt issuance cost, and (iii) interest expense on corporate aircraft capital lease.

Except for US$63.0 million US$ denominated borrowings from Bank of China Tokyo Branch, US$104.2 million US$ denominated borrowings from The Bank of East Asia, US$30.0 million US$ denominated borrowings from Industrial and Commercial Bank of China (Asia) Limited, US$25 million US$ denominated borrowings from Industrial and Commercial Bank of China (Thai) Public Company Limited, US$96.3 million US$ denominated borrowing from Fortress Credit Co. LLC, US$50.0 million US$ denominated borrowing from Kent EB-5. LLC all of our borrowings are granted by PRC commercial banks or financing institutions and denominated in RMB. Our Senior Secured Notes (see below) are also denominated in US$. Interest rates on our long-term PRC bank borrowings are typically variable and linked to benchmark rates published by the PBOC. Our weighted average interest rate on short-term bank loans and other debt as of December 31, 2015 was 1.71%. As of December 31, 2015, the PBOC benchmark rate for a one-year loan was 4.35% per annum and those for loans of more than one year ranged from 4.75% to 4.9% per annum. The abovementioned four bank borrowings from oversea branches of PRC banks are secured by RMB deposits in PRC banks’ local branches and bear interest rates ranging from LIBOR plus 1.25% to LIBOR plus 2.0%.

The May 2018 Senior Secured Notes in the principal amount of US$200 million bear interest at the fixed rate of 13.25% per annum. The June 2019 Senior Secured Notes in the principal amount of US$200 million bear interest at the fixed rate of 13.0% per annum. Until redeemed (see "Loss on extinguishment of debt," below), the Convertible Note in the principal amount of US$75.7 million bore interest at the fixed rate of 5.0% per annum. The loans from non-controlling shareholders of certain of our subsidiaries amount to US$145.4 million and bear interest at rates of up to 11% per annum.

For the year ended December 31, 2015, of US$180.2 million total interest expenses incurred, US$20.3 million did not qualify for capitalization under U.S. GAAP and was charged to the current year Statement of Comprehensive Income.

Share of loss of Equity Investee

On October 22, 2013, our wholly owned subsidiary, Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”), signed an agreement to acquire the 51% equity interest in Shaanxi Zhongmao Economy Development Co., Ltd (“Shaanxi Zhongmao”) as an equity investee company. The investment amounted to RMB37.0 million, equivalent to US$6.1 million as of the contract date. For the year ended December 31, 2015, the investee recognized income of US$4.4 million. Our share of the income of the equity investee was US$2.2 million. Pursuant to the Shaanxi Zhongmao joint venture agreement, the Group will acquire the remaining 49% equity interest of Shaanxi Zhongmao if the joint venture is successful in securing land use rights. The Group has the option not to acquire the remaining 49% of equity interest on certain conditions.

On March 19, 2014, we together with other four independent shareholders established a joint venture Huayi Xincheng (Beijing) Intelligent City Construction Co., Ltd. (“Huayi Xincheng”), in which we hold a 40% equity interest. The purpose of the joint venture is to undertake residential property development projects in Beijing. As at December 31, 2015, the joint venture has no active residential projects.

On May 27, 2015, the Group together with Nanjing Starry Sky Studios management Co., Ltd. established a joint venture Beijing Starry Sky Film investment Co., Ltd. (“Beijing Starry Sky Film”), in which the Group holds a 51% equity interest. The purpose of the joint venture is to operate the movie theatres.

Loss on extinguishment of debt

On November 7, 2014, we signed a note redemption agreement with TPG to redeem the Convertible Note on November 21, 2014, prior to maturity. The cash redemption amount totaled US$86.3 million represents principal of US$75.7 million, accrued interest up to and including November 21, 2014 of US$0.8 million, recognized as interest expense, and loss on extinguishment of debt of US$9.8 million, which was recognized in our consolidated statement of comprehensive income.

Income Taxes

The following table sets forth the components of income taxes for the periods indicated.

	Year Ended December 31,
	2013		2014		2015
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Corporate income tax	68,626	82.0	20,792	68.0	48,524	92.4
Land appreciation tax	36,728	43.9	(3,771)	(12.3)	23,223	44.2
Deferred tax expense (benefit)	(21,694)	(25.9)	13,537	44.3	(19,236)	(36.6)
Income taxes	83,660	100.0	30,558	100.0	52,511	100.0

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

People’s Republic of China

In general, enterprises in the PRC are subject to income tax at a statutory rate of 25%. For our subsidiaries located in various cities, income tax is levied at the statutory rate of 25% on income as reported in the statutory financial statements after appropriate tax adjustments except in 2009 and 2010 when, in accordance with local provisional tax regulations in Henan province, the local tax authority in Zhengzhou determined that the taxable income of our PRC subsidiaries in Henan province should be deemed from 12% to 20% of their total cash receipts from sales of residential units. Total cash receipts include cash receipts proceeds from pre-sales of our properties that are recorded as customer deposits, which partly comprise mortgage loan proceeds received in our account from mortgage lending banks. In addition, the local tax authority of Zhengzhou city approved the application of the deemed profit method for the CIT settlement of Zhengzhou Modern City project in 2013. We have made provision for the corporate income tax, or CIT, payable by our PRC subsidiaries based on the statutory income tax rate of 25%, after appropriate adjustments to our taxable income used in the calculation. The difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis had been treated as an unrecognized tax benefit under ASC 740-10 “ Income Tax”, or ASC 740-10, which has a balance of US$17.8 million as of December 31, 2015. The current year movement in ASC 740-10 liability of US$3.8 million, was recognized as a reduction of unrecognized tax benefits due to expiration of a three year statute of limitations period in Henan Xinyuan Real Estate Co., Ltd., and the movement of US$3.6 million was recognized as a reduction of unrecognized tax benefits due to the availability for taxation deduction in 2015. The addition of US$11.6 million in 2015 mainly relates to the deemed interest income from subsidiaries of the Company.

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

In prior years, we settled the LAT for three of our projects based on the deemed profit method, which was approved by the local tax bureau. Out of the three projects, one project was liquidated on April 6, 2012 and the statute of limitations for another project expired as of December 31, 2013. The statute of limitations for the remaining project expired on April 27, 2014. Based on the above, as of December 31, 2014 and December 31, 2015, there is no longer any contingency related to LAT for the foregoing three projects settled in prior years.

On May 30, 2014, the Modern City project developed by Henan Xinyuan Real Estate Co., Ltd., completed the LAT final settlement with the local tax bureau. We received a tax clearance certificate, which confirmed that our accrual under the deemed profit method was adequate and there was no additional tax adjustments assessed by the local tax bureau as of May 30, 2014. Based on the above, management performed a reassessment and concluded that the likelihood of the deemed profit method being overturned is only reasonably possible, and accordingly reversed the LAT liability accrued for the project amounting to US$16.2 million as of December 31, 2014. Our estimate for the reasonably possible contingency for LAT related to the Modern City project amounted to US$16.2 million and US$16.2 million as of December 31, 2014 and December 31, 2015.

We have recorded a provision for LAT on the remaining projects completed since the date of incorporation. For the remaining projects, we have also accrued all LAT payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws, less amounts previously paid under the levy method applied by relevant local tax authorities.

Share-based compensation expense

We have four share-based compensation plans, our 2007 equity incentive plan, our 2007 long-term incentive plan, our 2014 Restricted Stock Unit Plan and our 2015 incentive plan. Under our 2007 equity incentive plan, we granted share option awards for an aggregate of 6,802,495 common shares at a weighted average exercise price of US$1.08 on August 11, 2007. Under our 2007 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10,000,000 common shares. As of December 31, 2015, 666,048 shares remained eligible for future grants under the plan. Under our 2014 Restricted Stock Unit Plan, we have granted 6,311,848 restricted common shares to employees and directors that vest ratably over a three year service vesting period. Under our 2015 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10,000,000 common shares. As of December 31, 2015, 6,737,800 shares remained eligible for future grants under the plan.

We charged compensation cost of US$0.7 million, US$3.2 million and US$4.9 million as of December 31, 2013, December 31, 2014 and December 31, 2015 in the general and administrative expenses. For a description of the grants under each of the plans, see Note 16 of the consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents a summary of our consolidated statements of comprehensive income by amount and as a percentage of our total revenue during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2013		2014		2015
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue	897,738	100.0	919,748	100.0	1,164,324	100.0
Costs of revenue	(598,740)	(66.7)	(677,582)	(73.7)	(891,334)	(76.6)
Gross profit	298,998	33.3	242,166	26.3	272,990	23.4
Selling and distribution expenses	(20,725)	(2.3)	(39,494)	(4.3)	(52,126)	(4.5)
General and administrative expenses	(64,498)	(7.2)	(105,622)	(11.5)	(115,329)	(9.9)

Operating income	213,775	23.8	97,050	10.5	105,535	9.0
Interest income	11,682	1.3	14,577	1.6	24,504	2.1

Interest expense	(16,863)	(1.9)	(28,201)	(3.1)	(20,281)	(1.7)
Exchange gains	-	-	706	0.1	403	-
Other income	1,539	0.2	3,213	0.3	5,944	0.5
Share of loss in an equity investee	(117)	-	(1,692)	(0.2)	2,235	0.2
Loss on extinguishment of debt	-	-	(9,849)	(1.1)	-	-
Net realized gain on short-term investments	-	-	3,128	0.3	603	0.1
Unrealized gain on short-term investments	-	-	122	-	49	-
Income from operations before income taxes	210,016	23.4	79,054	8.4	118,992	10.2
Income taxes	(83,660)	(9.3)	(30,558)	(3.3)	(52,511)	(4.5)
Net income	126,356	14.1	48,496	5.1	66,481	5.7
Net income attributable to non-controlling interest	-	-	19	-	1	-
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	126,356	14.1	48,515	5.1	66,482	5.7

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenue

Revenue increased by US$244.6 million, or 26.6%, to US$1,164.3 million for the year ended December 31, 2015 from US$919.7 million for the year ended December 31, 2014.

Real estate sales

Revenue from real estate sales increased by US$241.7 million, or 27.1%, to US$1,134.5 million for the year ended December 31, 2015 from US$892.8 million for the year ended December 31, 2014, principally due to the higher percentage of completion from two of our major development projects Suzhou Lake Royal Palace and Kunshan Royal Palace, each of which launched in the fourth quarters of 2013 and third quarters of 2014, respectively.

Revenues related to the projects in the U.S. are recognized under the full accrual method. For the year ended December 31, 2013, revenue was recognized in the amount of US$1.2 million for the resale of several parcels of the Northern Nevada Land Portfolio and US$5.4 million for the sale of 7 of 15 finished condominium units located in Irvine, California. For the year ended December 31, 2014, revenue was recognized in the amount of US$4.9 million for the sale of 7 of 15 finished condominium units located in Irvine, California. For the year ended December 31, 2015, revenue was recognized in the amount of US$0.8 million for the resale of the remaining parcels of the Northern Nevada Land Portfolio and US$0.8 million for the sale of the remaining 1 of 15 finished condominium units located in Irvine, California.

Revenue and profit from the sale of development properties is recognized utilizing the percentage of completion method. The following table sets forth the percentage of completion, the percentage sold and related revenues for our projects recognized under the percentage of completion method in China and our project recognized under the full accrual method in the U.S. for each of the years ended December 31, 2014 and 2015. For information regarding revenue recognition under the percentage of completion and the full accrual methods, see "Critical Accounting Policies," below.

Project	Total GFA	Percentage Complete as of December 31, (1)		Percentage Sold (2) Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2014	2015	2014	2015	2014		2015
	m²	%	%	%	%	US$	%(3)	US$	%(4)
Chengdu Segment
Chengdu Xinyuan Splendid I	231,032	100.0	100.0	100.0	100.0	1,288,027	0.1	1,311,214	0.1
Chengdu Xinyuan Splendid II	217,010	100.0	100.0	99.9	99.9	-	-	-	-
Chengdu Thriving Family	211,386	65.4	82.4	3.9	15.8	8,624,227	1.0	35,061,084	3.1
Jiangsu Segment
Suzhou International City Garden	204,872	100.0	100.0	99.4	99.5	433,584	-	344,516	-
Suzhou Lake Splendid	198,113	100.0	100.0	100.0	99.9	220,015	-	(217,258)	-
Suzhou Colorful Garden	81,506	100.0	100.0	100.0	100.0	-	-	-	-
Kunshan International City Garden	497,938	100.0	100.0	99.6	99.6	8,288,955	0.9	354,879	-
Xuzhou Colorful Garden	101,821	100.0	100.0	98.7	99.1	-	-	-	-
Suzhou Xin City	127,212	89.9	99.8	95.4	99.3	83,784,195	9.4	23,256,900	2.1
Kunshan Royal Palace	279,948	58.7	84.4	25.9	59.5	49,893,344	5.6	164,996,469	14.5
Xuzhou Colorful City	130,170	54.9	75.1	33.3	46.9	18,937,756	2.1	33,762,682	3.0
Suzhou Lake Royal Palace	169,635	76.1	91.9	5.5	48.3	14,402,509	1.6	148,971,755	13.1
Shandong Segment
Jinan International City Garden	264,335	100.0	100.0	99.4	99.4	-	-	-	-
Jinan Xinyuan Splendid	572,235	92.0	98.9	95.2	98.7	170,834,230	19.1	74,101,999	6.5
Shandong Royal Palace	452,342	48.5	55.9	6.8	21.1	21,603,535	2.4	56,552,926	5.0
Jinan Xin Central	194,652	-	57.3	-	26.4	-	-	55,567,629	4.9
Henan Segment
Zhengzhou Xinyuan Colorful Garden	191,891	100.0	100.0	100.0	100.0	-	-	-	-
Zhengzhou Finance Square	67,225	100.0	100.0	100.0	100.0	-	-	-	-
Zhengzhou Modern City	231,019	100.0	100.0	99.9	100.0	16,314,477	1.8	2,183,419	0.2
Zhengzhou Royal Palace	135,877	96.7	98.4	99.9	100.0	31,719,440	3.6	3,959,633	0.3
Zhengzhou International City Garden	280,748	100.0	100.0	100.0	100.0	-	-	-	-
Zhengzhou Yipin Xiangshan Phase I	94,249	100.0	100.0	100.0	100.0	-	-	-	-
Zhengzhou Yipin Xiangshan Phase II	199,610	100.0	100.0	100.0	99.8	11,620,510	1.3	(57,451)	-
Zhengzhou Century East A	76,579	98.7	100.0	98.7	99.6	10,251,774	1.1	2,391,144	0.2
Zhengzhou Century East B	166,288	98.5	100.0	99.6	99.7	11,406,412	1.3	6,478,014	0.6
Zhengzhou Xin City	211,075	76.5	93.9	87.7	89.0	147,764,124	16.6	79,758,186	7.0
Henan Thriving Family	131,510	55.0	78.7	82.2	82.3	62,259,649	7.0	37,436,004	3.3
Xingyang Splendid Phase I	118,840	47.2	72.6	43.3	66.6	17,755,365	2.0	23,317,771	2.1
Xingyang Splendid Phase II	136,916	32.4	40.6	2.8	5.6	1,145,122	0.1	1,854,936	0.2
Henan Xin Central	262,820	-	49.2	-	25.0	-	-	43,751,924	3.9
Zhengzhou Xindo Park	145,229	-	48.2	-	21.8	-	-	20,249,510	1.8
Zhengzhou Fancy City	166,652	-	43.6	-	30.1	-	-	30,358,098	2.7
Anhui Segment
Hefei Wangjiang Garden	145,455	100.0	100.0	100.0	100.0	141,377	-	-	-
Beijing Segment
Beijing Xindo Park	132,869	82.1	97.5	51.8	79.5	188,579,891	21.2	166,775,534	14.6
Changsha Segment
Changsha Xinyuan Splendid	252,652	49.0	67.1	2.4	20.0	4,109,978	0.5	42,191,276	3.7
Sanya Segment
Sanya Yazhou Bay No.1	122,033	45.0	62.7	5.1	5.5	6,526,065	0.7	3,534,278	0.3
Shanghai Segment
Shanghai Royal Palace	57,778	-	88.0	-	28.3	-	-	70,058,447	6.2
Tianjin Segment
Tianjin Spring Royal Palace	274,264	-	25.3		5.2	-	-	4,631,258	0.4
US Segment
Northern Nevada Land Portfolio(5)	N/A	N/A	N/A	N/A	N/A	-	-	750,000	0.1
Lennox Project(6)	N/A	N/A	N/A	N/A	N/A	4,921,331	0.6	780,000	0.1
New York Oosten	N/A	N/A	N/A	N/A	N/A	-	-	-	-
Total	7,535,786					892,825,892	100.0	1,134,466,776	100.0

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

(5)          Northern Nevada Land Portfolio is a land portfolio, comprised of 325 finished lots and 185 acres of undeveloped land, at eight sites, in the northern Nevada region near Reno-Spark metropolitan area. We had an opportunity to promptly resell several parcels and recognized revenue US$1.2 million, US$nil million and US$0.8 for the year 2013, 2014 and 2015, respectively.

(6)          The finished condominium project is located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters out of the total 72 units from a major U.S. developer in August 2012. For the year ended December 31, 2013, we resold 7 of 15 finished condominium units and recognized revenue in the amount of US$5.4 million. For the year ended December 31, 2014, we resold 7 of 15 finished condominium units and recognized revenue in the amount of US$4.9 million. For the year ended December 31, 2015, we resold 1 of 15 finished condominium units and recognized revenue in the amount of US$0.8 million.

The following table sets forth the square meters sold and average selling price per square meter for each project, each reportable segment and on a consolidated basis for each of the years ended December 31, 2014 and 2015.

	Year Ended December 31,
	2014			2015
Project	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m²	US$/m²	US$	m²	US$/m²
Chengdu region
Chengdu Xinyuan Splendid I	1,365,501	-	-	1,391,318	-	-
Chengdu Xinyuan Splendid II	-	-	-	42,395	-	-
Chengdu Thriving Family	14,050,989	15,814	889	42,179,974	48,507	870
Total	15,416,490	15,814	975	43,613,687	48,507	899
Jiangsu region
Suzhou International City Garden	428,021	272	1,574	143,663	102	1,408
Suzhou Lake Splendid	233,061	204	1,142	-	-	-
Suzhou Xin City	66,612,912	41,551	1,603	6,470,062	3,418	1,893
Suzhou Lake Royal Palace	20,044,488	14,156	1,416	168,246,492	100,279	1,678
Kunshan International City Garden	4,650,280	2,771	1,678	150,139	118	1,272
Kunshan Royal Palace	65,022,733	42,867	1,517	168,097,031	114,066	1,474
Xuzhou Colorful Garden	-	-	-	(1,152,860)	(900)	1,281
Xuzhou Colorful City	24,111,221	16,022	1,505	29,341,359	20,242	1,450
Total	181,102,716	117,843	1,537	371,295,886	237,325	1,565
Shandong region
Jinan International City Garden	-	-	-	39,183	15	2,612
Jinan Xinyuan Splendid	139,449,860	90,167	1,547	26,718,388	19,198	1,392
Shandong Royal Palace	47,224,711	45,190	1,045	102,215,975	101,352	1,009
Jinan Xin Central	-	-	-	102,800,660	67,252	1,529
Total	186,674,571	135,357	1,379	231,774,206	187,817	1,234
Henan region
Zhengzhou Royal Palace	14,856,458	4,270	3,479	70,004	224	313
Zhengzhou Modern City	16,390,668	4,989	3,285	2,406,590	248	9,704
Zhengzhou Yipin Xiangshan Phase II	999,198	1,583	631	291,068	90	3,234
Zhengzhou Century East A	6,466,565	1,626	3,977	856,426	-	-
Zhengzhou Century East B	8,570,154	317	27,035	3,196,492	(125)	(25,572)
Zhengzhou Xin City	173,404,613	104,984	1,652	39,865,645	15,878	2,511
Zhengzhou Thriving Family	119,959,348	102,036	1,176	15,143,206	12,974	1,167
Xingyang Splendid Phase I	39,850,384	47,824	833	20,693,198	25,216	821
Xingyang Splendid Phase II	3,739,262	1,714	2,182	5,783,511	5,502	1,051
Henan Xin Central	-	-	-	94,181,923	77,420	1,217
Zhengzhou Xindo Park	-	-	-	44,511,220	31,929	1,394
Zhengzhou Fancy City	-	-	-	73,790,219	57,552	1,282
Total	384,236,650	269,343	1,427	300,789,502	226,908	1,326
Anhui region
Hefei Wangjiang Garden	149,860	-	-	-	-	-
Beijing region
Beijing Xindo Park	243,256,296	67,037	3,629	145,862,389	52,432	2,782
Hunan region
Changsha Xinyuan Splendid	8,887,154	10,621	837	64,625,618	72,831	887
Hainan region
Sanya Yazhou Bay No.1	15,496,749	6,453	2,401	10,831,126	5,380	2,013
Shanghai region
Shanghai Royal Palace	-	-	-	84,288,117	24,378	3,458
Tianjin region
Tianjin Spring Royal Palace	-	-	-	19,394,472	14,064	1,379
Grand Total	1,035,220,486	622,468	1,663	1,272,475,003	869,642	1,463

Total square meters sold increased to 869,642 square meters for the year ended December 31, 2015 from 622,468 square meters for the year ended December 31, 2014. The increase was mainly due to the six new projects launched in 2015 and our major development projects Suzhou Lake Royal Palace and Kunshan Royal Palace.

The overall aggregate average selling price per square meter for the year ended December 31, 2015 decreased to US$1,463 from US$1,663 for the year ended December 31, 2014 primarily due to stronger pre-sales of lower margin saleable units that occurred in 2015. Total revenues increased significantly by 26.6% to US$1,164.3 million from US$919.7 million in 2014, principally due to higher percentage of completion from two of our major development projects Suzhou Lake Royal Palace and Kunshan Royal Palace, each of which launched in the fourth quarters of 2013 and third quarters of 2014, respectively.

Chengdu region. Total square meters in this region sold for the year ended December 31, 2015 increased to 48,507 square meters from 15,814 square meters for the year ended December 31, 2014, primarily due to increased sales of Chengdu Thriving Family which was launched in 2014. The average selling price per square meter for the year ended December 31, 2015 decreased to US$899 from US$975 for the year ended December 31, 2014, which is attributable to the reduction of high margin saleable units.

Jiangsu region. Total square meters sold for the year ended December 31, 2015 increased to 237,325 square meters from 117,843 square meters for the year ended December 31, 2014, mainly due to increased sales of Suzhou Lake Royal Palace and Kunshan Royal Palace, partially offset by the reductions of saleable units of Suzhou Xin City. The average selling price per square meter for the year ended December 31, 2015 increased slightly to US$1,565 from US$1,537 for the year ended December 31, 2014.

Shandong region. Total square meters sold for the year ended December 31, 2015 increased to 187,817 square meters from 135,357 square meters for the year ended December 31, 2014, mainly due to increased sales of Shandong Royal Palace and newly launched pre-sales of Jinan Xin Central, partially offset by the reduction of saleable units of Jinan Xinyuan Splendid. The average selling price per square meter for the year ended December 31, 2015 decreased to US$1,234 from US$1,379 for the year ended December 31, 2014, which is attributable to the reduction of high margin saleable units.

Henan region. Total square meters sold for the year ended December 31, 2015 decreased to 226,908 square meters from 269,343 square meters for the year ended December 31, 2014, mainly due to reductions of saleable units of Zhengzhou Xin City and Zhengzhou Thriving Family, partially offset by newly launched pre-sales of Henan Xin Central, Zhengzhou Xindo Park and Zhengzhou Fancy City. The average selling price per square meter for the year ended December 31, 2015 decreased to US$1,326 from US$1,427 for the year ended December 31, 2014, resulting from the reduction in high margin units available for sale.

Anhui region. The only formerly active project in Anhui region, Hefei Wangjiang Garden was completely sold out by the end of 2009. Revenue in 2014 primarily represents the sale of parking facilities while no sales occurred in 2015.

Beijing region. Total square meters sold for the year ended December 31, 2015 decreased to 52,432 square meters from 67,037 square meters for the year ended December 31, 2014, mainly due to reductions of saleable units of Beijing Xindo Park. The average selling price per square meter for the year ended December 31, 2015 decreased to US$2,782 from US$3,629 for the year ended December 31, 2014, resulting from the reduction in high margin units available for sale.

Hunan region. Total square meters sold for the year ended December 31, 2015 increased to 72,831 square meters from 10,621 square meters for the year ended December 31, 2014, mainly due to increased sales of Changsha Xinyuan Splendid which was launched in 2014. The average selling price per square meter for the year ended December 31, 2015 increased slightly to US$887 from US$837 for the year ended December 31, 2014.

Hainan region. Total square meters sold for the year ended December 31, 2015 decreased to 5,380 square meters from 6,453 square meters for the year ended December 31, 2014, mainly due to reductions of saleable units of Sanya Yazhou Bay No.1. The average selling price per square meter for the year ended December 31, 2015 decreased to US$2,013 from US$2,401 for the year ended December 31, 2014, resulting from the reduction in high margin units available for sale.

Shanghai region. In the first quarter of 2015, we commenced sales of our first project in the Shanghai region, Shanghai Royal Palace. Total square meters sold for the year ended December 31, 2015 was 24,378 square meters and the average selling price per square meter for the year ended December 31, 2015 was US$3,458.

Tianjin region. In the fourth quarter of 2015, we commenced sales of our first project in the Tianjin region, Tianjin Spring Royal Palace. Total square meters sold for the year ended December 31, 2015 was 14,064 square meters and the average selling price per square meter for the year ended December 31, 2015 was US$1,379.

Real estate leasing

Real estate leasing income increased by US$1.7 million, or 33.2% to US$6.6 million for the year ended December 31, 2015 from US$4.9 million for the year ended December 31, 2014. The increase mainly resulted from the leasing of more ancillary facilities, including parking facilities at most of our PRC properties.

Other revenue

Other revenue increased by US$1.3 million, or 5.9%, to US$23.3 million for the year ended December 31, 2015 from US$22.0 million for the year ended December 31, 2014. The increase primarily resulted from expanded property management service operations.

Costs of revenue

Costs of revenue increased by US$213.7 million, or 31.5%, to US$891.3 million for the year ended December 31, 2015 from US$677.6 million for the year ended December 31, 2014, generally in line with our revenue increases.

Cost of real estate sales

Cost of real estate sales increased by US$215.6 million, or 33.2%, to US$866.2 million for the year ended December 31, 2015 from US$650.6 million for the year ended December 31, 2014. Total land use rights cost increased by US$74.8 million, or 28.2%, from US$265.4 million (39.2% of cost of real estate sales) for the year ended December 31, 2014 to US$340.2 million (38.2% of cost of real estate sales) for the year ended December 31, 2015, primarily due to increased sales of properties. Construction cost, including capitalized interest, increased by US$140.9 million, or 36.6%, to US$526.1 million for the year ended December 31, 2015 from US$385.1 million for the year ended December 31, 2014, primarily due to increased project construction activity.

Cost of real estate leasing

Cost of real estate leasing increased by US$0.8 million, or 24.7%, to US$4.0 million for the year ended December 31, 2015 from US$3.2 million for the year ended December 31, 2014 due to the increase in the leasing costs including depreciation expense related to the increase in the number of leased propertites in 2015.

Other costs

Other costs decreased by US$2.7 million, or 11.3%, to US$21.1 million for the year ended December 31, 2015 from US$23.8 million for year ended December 31, 2014 mainly due to less compensation payments to our customers for late delivery of projects due to better delivery management in the current year.

Gross profit

Gross profit increased by US$30.8 million, or 12.7%, to US$273.0 million for the year ended December 31, 2015 from US$242.2 million for the year ended December 31, 2014. Gross profit margin was 23.4 % for the year ended December 31, 2015 compared to 26.3% for the year ended December 31, 2014. The decrease of gross profit margin was primarily due to newly launched lower-margin projects such as Shanghai Royal Palace.

Selling and distribution expenses

Selling and distribution expenses increased by US$12.6 million, or 32.0%, to US$52.1 million for the year ended December 31, 2015 from US$39.5 million for the year ended December 31, 2014. The increase was primarily due to a US$3.2 million increase in advertising and promotion expenses for new projects launched in 2015 as well as existing projects and a US$8.4 million increase in salary and welfare expenses of US$8.4 million as the average level of salary and bonus increased and new employees were hired. As a percentage of revenue, selling and distribution expenses was 4.5% for the year ended December 31, 2015 compared to 4.3% for the year ended December 31, 2014. As revenue grows in the future, we expect selling and distribution expenses as a percentage of revenue to be flat or slightly increase.

General and administrative expense

General and administrative expenses increased by US$9.7 million, or 9.2% to US$115.3 million for the year ended December 31, 2015 from US$105.6 million for the year ended December 31, 2014. The increase was primarily due to an increase in salary and welfare expenses of US$5.0 million as the average level of salary and bonus increased and new employees were hired, increased share-based compensation due to additional awards granted in 2015, and bank charges associated with the notes payable issued in 2015.

As a percentage of revenue, general and administrative expenses were 9.9% for the year ended December 31, 2015, compared to 11.5% for the year ended December 31, 2014.

Interest income

Interest income was US$24.5 million for the year ended December 31, 2015, compared to US$14.6 million for the year ended December 31, 2014. The increase in interest income mainly resulted from the increase in the average cash balance.

Interest expenses

For the year ended December 31, 2015, out of total interest costs incurred, US$20.3 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the current year Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$180.2 million for the year of 2015, including US$171.0 million of interest on loans and notes, US$6.6 million of amortization of debt issuance costs and US$2.6 million of amortization of aircraft finance lease related interest.

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

Income taxes

Income taxes increased by US$21.9 million, or 71.8%, to US$52.5 million for the year ended December 31, 2015 from US$30.6 million for the year ended December 31, 2014 mainly due to the increase of income before tax.

Our effective tax rate increased to 44.1% for the year ended December 31, 2015, from 38.7% for the year ended December 31, 2014. The increase was primarily due to the US$24.6 million one-time reversal of previously accrued liabilities for LAT tax related to of Zhengzhou Modern City and Zhengzhou Yipin Xiangshan Phase II in 2014.

Net income attributable to our shareholders

Net income increased by US$18.0 million to US$66.5 million for the year ended December 31, 2015, from US$48.5 million for the year ended December 31, 2014.

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

Revenue and profit from the sale of development properties is recognized utilizing the percentage of completion method. The following table sets forth the percentage of completion, the percentage sold and related revenues for our projects recognized under the percentage of completion method in China and our project recognized under the full accrual method in the U.S. for each of the years ended December 31, 2013 and 2014. For -recognition under the percentage of completion and the full accrual methods, see "Critical Accounting Policies," below.

Project	Total GFA	Percentage Complete as of December 31, (1)		Percentage Sold (2) Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2013	2014	2013	2014	2013		2014
	m²	%	%	%	%	US$	%(3)	US$	%(4)
Chengdu Segment
Chengdu Xinyuan Splendid I	231,032	100.0	100.0	99.6	100.0	9,162,240	1.0	1,288,027	0.1
Chengdu Xinyuan Splendid II	217,010	100.0	100.0	99.9	99.9	4,326,881	0.5	-	-
Chengdu Thriving Family	214,811	-	65.4	-	3.9	-	-	8,624,227	1.0
Jiangsu Segment
Suzhou International City Garden	204,882	100.0	100.0	99.2	99.4	2,721,750	0.3	433,584	-
Suzhou Lake Splendid	198,113	100.0	100.0	99.8	100.0	130,895	-	220,015	-
Suzhou Colorful Garden	81,506	100.0	100.0	100.0	100.0	844,856	0.1	-	-
Kunshan International City Garden	497,972	100.0	100.0	98.0	99.6	70,951,831	8.1	8,288,955	0.9
Xuzhou Colorful Garden	101,821	100.0	100.0	98.4	98.7	6,279,159	0.7	-	-
Suzhou Xin City	127,289	63.6	89.9	62.4	95.4	66,948,147	7.7	83,784,195	9.4
Kunshan Royal Palace	284,283	35.9	58.7	12.6	25.9	21,560,577	2.5	49,893,344	5.6
Xuzhou Colorful City	129,080	40.4	54.9	22.5	33.3	16,787,675	1.9	18,937,756	2.1
Suzhou Lake Royal Palace	169,634	-	76.1	-	5.5	-	-	14,402,509	1.6
Shandong Segment
Jinan International City Garden	264,282	100.0	100.0	99.7	99.4	2,411,279	0.3	-	-
Jinan Xinyuan Splendid	571,710	83.6	92.0	79.5	95.2	288,099,731	32.9	170,834,230	19.1
Shandong Royal Palace	449,190	-	48.5	-	6.8	-	-	21,603,535	2.4
Henan Segment
Zhengzhou Xinyuan Colorful Garden	191,891	100.0	100.0	99.8	100.0	326,803	-	-	-
Zhengzhou Finance Square	67,225	100.0	100.0	97.5	100.0	(1,413,016)	(0.2)	-	-
Zhengzhou Modern City	230,933	100.0	100.0	99.3	99.9	10,754,160	1.2	16,314,477	1.8
Zhengzhou Royal Palace	135,700	89.0	96.7	98.2	99.9	86,778,947	9.9	31,719,440	3.6
Zhengzhou International City Garden	280,748	100.0	100.0	100.0	100.0	1,496,507	0.2	-	-
Zhengzhou Yipin Xiangshan Phase I	94,249	100.0	100.0	100.0	100.0	1,418,636	0.2	-	-
Zhengzhou Yipin Xiangshan Phase II	199,610	96.2	100.0	99.6	100.0	22,335,194	2.6	11,620,510	1.3
Zhengzhou Century East A	77,340	95.0	98.7	95.8	98.7	94,837,403	10.8	10,251,774	1.1
Zhengzhou Century East B	166,468	97.2	98.5	99.3	99.6	86,197,193	9.9	11,406,412	1.3
Zhengzhou Xin City	208,625	59.0	76.5	41.7	87.7	75,355,804	8.6	147,764,124	16.6
Henan Thriving Family	131,510	-	55.0	-	82.2	-	-	62,259,649	7.0
Xingyang Splendid Phase I	117,593		47.2		43.3	-	-	17,755,365	2.0
Xingyang Splendid Phase II	137,774		32.4		2.8	-	-	1,145,122	0.1
Anhui Segment									-
Hefei Wangjiang Garden	145,455	100.0	100.0	100.0	100.0	(512)	-	141,377	-
Beijing Segment
Beijing Xindo Park	132,064	55.8	82.1	-	51.8	-	-	188,579,891	21.2
Changsha Segment
Changsha Xinyuan Splendid	252,720	-	49.0	-	2.4	-	-	4,109,978	0.5
Sanya Segment
Sanya Yazhou Bay No.1	116,929	-	45.0	-	5.1	-	-	6,526,065	0.7
US Segment
Northern Nevada Land Portfolio(5)	N/A	N/A	N/A	N/A	N/A	1,200,000	0.1	-	-
Lennox Project(6)	N/A	N/A	N/A	N/A	N/A	5,414,490	0.7	4,921,331	0.6
Total	6,429,449					874,926,633	100.0	892,825,892	100.0

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

Discussion of Segment Operations

We consider each of our individual property developments as a discrete operating segment. As a presentation of segment information for each property development would not be meaningful, we have aggregated our segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. Our reporting segments are: (i) property developments in Zhengzhou, Henan Province, (ii) property developments in Jinan, Shandong Province, (iii) property developments in Suzhou, Xuzhou and Kunshan, Jiangsu Province, (iv) property developments in Chengdu, Sichuan Province (v) property developments in Beijing, (vi) property developments in Sanya, Hainan Province, (vii) property developments in Changsha, Hunan Province, (viii) property developments in Shanghai, (ix) property developments in Tianjin, (x) property developments in the U.S. and (xi) "other." Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The “other” category relates to investment holdings, property management services, installation of intercom systems, landscaping, engineering and management, real estate sale, purchase and lease activities. The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements included in this report.

	For the Year Ended December 31,
	2013	2014	2015
	(US$ in thousands, except for percentages)

Zhengzhou, Henan
Total revenue	380,427	313,339	257,562
Total costs of revenue	(223,492)	(215,169)	(162,239)
Gross profit	156,935	98,170	95,323
Gross margin	41.3%	31.3%	37.0%
Operating income	116,978	39,189	43,440
Jinan, Shandong
Total revenue	290,792	192,766	186,456
Total costs of revenue	(220,700)	(148,137)	(150,530)
Gross profit	70,092	44,629	35,926
Gross margin	24.1%	23.2%	19.3%
Operating income	63,166	35,738	22,398
Suzhou, Kunshan and Xuzhou, Jiangsu
Total revenue	187,281	176,018	371,778
Total costs of revenue	(132,052)	(139,806)	(307,476)
Gross profit	55,229	36,212	64,302
Gross margin	29.5%	20.6%	17.3%
Operating income	43,463	23,284	48,475
Chengdu, Sichuan
Total revenue	13,672	9,942	36,452
Total costs of revenue	(3,164)	(9,143)	(32,318)
Gross profit	10,508	799	4,134
Gross margin	76.9%	8.0%	11.3%
Operating income (loss)	9,572	(2,430)	462
Beijing
Total revenue	-	188,592	167,094
Total costs of revenue	-	(133,884)	(119,704)
Gross profit	-	54,708	47,390
Gross margin	-	29.0%	28.4%
Operating income (loss)	(6,671)	27,018	15,211
Sanya, Hainan
Total revenue	-	6,526	3,542
Total costs of revenue	-	(4,137)	(2,338)
Gross profit	-	2,389	1,204
Gross margin	-	36.6%	34.0%
Operating loss	-	(1,467)	(5,413)
Changsha, Hunan
Total revenue	-	4,110	42,194
Total costs of revenue	-	(3,665)	(30,096)
Gross profit	-	445	12,098
Gross margin	-	10.8%	28.7%
Operating income (loss)	-	(2,789)	7,007
Shanghai
Total revenue	-	-	70,058
Total costs of revenue	-	-	(62,366)
Gross profit	-	-	7,692
Gross margin	-	-	11.0%
Operating income (loss)	-	(2,353)	3,346
Tianjin
Total revenue	-	-	4,633
Total costs of revenue	-	-	(3,543)
Gross profit	-	-	1,090
Gross margin	-	-	23.5%
Operating loss	-	-	(8,913)
US
Total revenue	6,630	4,921	1,530
Total costs of revenue	(6,003)	(4,643)	(1,243)
Gross profit	627	278	287
Gross margin	9.5%	5.6%	18.8%
Operating loss	(733)	(5,506)	(4,684)
Others
Total revenue	18,936	23,534	23,024
Total costs of revenue	(13,329)	(18,998)	(19,481)
Gross profit	5,607	4,536	3,543
Gross margin	29.6%	19.3%	15.4%
Operating loss	(12,000)	(13,634)	(15,794)

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Zhengzhou, Henan. Total revenue decreased by US$55.7 million, or 17.8%, from US$313.3 million for the year ended December 31, 2014 to US$257.6 million for the year ended December 31, 2015. The decrease was primarily due to a reduction of revenue from sales of units in old projects- Zhengzhou Xin City, Zhengzhou Royal Palace, Zhengzhou Century East A and Zhengzhou Century East B, Zhengzhou Thriving Family, Zhengzhou Yipin Xiangshan Phase II and Zhengzhou Modern City, due to the reduced number of units available for sale in those projects, partially offset by the revenue from sales of units in the newly launched project Henan Xin Central, Zhengzhou Xindo Park and Zhengzhou Fancy City. Gross profit for this region was US$95.3 million, or 37.0% of revenue, in the year ended December 31, 2015, as compared to US$98.2 million, or 31.3% of revenue, in the year ended December 31, 2014. The increase in gross margin was due to the reduction of low margin saleable units. The operating income was US$43.4 million for the year ended December 31, 2015, representing an increase of US$4.2 million, or 10.8%, from US$39.2 million for the year ended December 31, 2014.

Jinan, Shandong. Total revenue decreased by US$6.3 million, from US$ 192.8 million for the year ended December 31, 2014 to US$186.5 million for the year ended December 31, 2015. The slightly decrease was primarily due to a reduction of revenue from sales of units in Jinan Xinyuan Splendid, due to the reduced number of units available for sale in this project, offset by revenue from sales of units in Jinan Royal Palace and the newly launched project Jinan Xin Central. The gross profit decreased to US$35.9 million, or 19.3% of revenue, for the year ended December 31, 2015 from US$44.6 million, or 23.2% of revenue, for the year ended December 31, 2014. The decrease in gross margin was due to the newly launched, lower-margin project Jinan Royal Palace and Jinan Xin Central. The operating income was US$22.4 million for the year ended December 31, 2015, representing a decrease of US$13.3 million from US$35.7 million for the year ended December 31, 2014. Such decrease was due to the decrease in gross profit as described above.

Suzhou, Kunshan and Xuzhou, Jiangsu. Total revenue increased by US$195.8 million, or 111.2%, from US$176.0 million for the year ended December 31, 2014 to US$371.8 million for the year ended December 31, 2015. The increase was primarily due to the increase of revenue from sales of units in Suzhou Lake Royal Palace, Kunshan Royal Palace and Xuzhou Colorful City, partially offset by a decrease of sales of Suzhou Xin City and Kunshan International City Garden. Gross profit for the Jiangsu segment was US$64.3 million for the year ended December 31, 2015, increasing by US$28.1 million from US$36.2 million for the year ended December 31, 2014. Operating income was US$48.5 million for the year ended December 31, 2015, representing an increase of US$25.2 million, or 108.2%, from US$23.3 million for the year ended December 31, 2014. Such increase was due to the increase in revenue as described above.

Chengdu, Sichuan. Total revenue increased by US$26.6 million from US$9.9 million for the year ended December 31, 2014 to US$36.5 million for the year ended December 31, 2015. The increase was primarily due to an increase in revenue from sales of units in Chengdu Thriving Family. Gross profit for the Sichuan segment was US$4.1 million for the year ended December 31, 2015, as compared to US$0.8 million for the year ended December 31, 2014. Operating income was US$0.5 million for the year ended December 31, 2015, representing an increase of US$2.9 million from the operating loss US$2.4 million for the year ended December 31, 2014. Such increase was due to the increase in revenue as described above.

Beijing. Total revenue decreased by US$21.5 million, or 11.4%, from US$188.6 million for the year ended December 31, 2014 to US$167.1 million for the year ended December 31, 2015. The decrease was primarily due to a reduction of revenue from sales of units in Beijing Xindo Park, due to the reduced number of units available for sale in this project. Gross profit for the Beijing segment was US$47.4 million for the year ended December 31, 2015, decreasing by US$7.3 million from US$54.7 million for the year ended December 31, 2014. Operating income was US$15.2 million for the year ended December 31, 2015, representing a decrease of US$11.8 million, or 43.7%, from US$27.0 million for the year ended December 31, 2014. Such decrease was due to the decrease in revenue as described above.

Sanya, Hainan. Total revenue decreased by US$3.0 million, or 45.7%, from US$6.5 million for the year ended December 31, 2014 to US$3.5 million for the year ended December 31, 2015. The decrease was primarily due to the decrease of revenue from sales of units in Sanya Yazhou Bay No.1. Gross profit for the Hainan segment was US$1.2 million for the year ended December 31, 2015, decreasing by US$1.2 million from US$2.4 million for the year ended December 31, 2014. Operating loss was US$5.4 million for the year ended December 31, 2015, representing an increase of US$3.9 million, or 269.0%, from US$1.5 million for the year ended December 31, 2014. Such increase was due to the decrease in revenue as described above.

Changsha, Hunan. Total revenue increased by US$38.1 million, or 926.6%, from US$4.1 million for the year ended December 31, 2014 to US$42.2 million for the year ended December 31, 2015. The increase was primarily due to the increase of revenue from sales of units in Changsha Xinyuan Splendid which was launched in 2014. Gross profit for the Hunan segment was US$12.1 million for the year ended December 31, 2015, increasing by US$11.7 million from US$0.4 million for the year ended December 31, 2014. Operating income was US$7.0 million for the year ended December 31, 2015, representing an increase of US$9.8 million from operating loss of US$2.8 million for the year ended December 31, 2014. Such increase was due to the increase in revenue as described above.

Shanghai. In the first quarter of 2015, we commenced sales of our first project in the Shanghai region, Shanghai Royal Palace. Total revenue for the year ended December 31, 2015 was US$70.1 million, gross profit was US$7.7 million for the year ended December 31, 2015 and the operating income was US$3.3 million for the year ended December 31, 2015.

Tianjin. In the fourth quarter of 2015, we commenced sales of our first project in the Tianjin region, Tianjin Spring Royal Palace. Total revenue for the year ended December 31, 2015 was US$4.6 million, gross profit was US$1.1 million for the year ended December 31, 2015 and the operating loss was US$8.9 million for the year ended December 31, 2015.

The U.S. Total revenue decreased by US$3.4 million, or 68.9%, to US$1.5 million for the year ended December 31, 2015 from US$4.9 million for the year ended December 31, 2014. The decrease was primarily due to a reduction in units available for sale. This region had a gross profit of US$0.3 million and an operating loss of US$4.7 million in the year ended December 31, 2015.

Others. Other revenue of US$23.0 million for the year ended December 31, 2015 consisted of real estate-related services, including, among others, property management services, broadband network installation, landscaping services and consulting services. These services generated a gross profit of US$3.5 million in the year ended December 31, 2015, compared to a gross profit of US$4.5 million in the year ended December 31, 2014.

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

Status of Projects as of December 31, 2015

The status of each of our projects under construction and under planning as of December 31, 2015, which were accounted for using the percentage of completion method and full accrual method, is discussed below.

Jinan Xinyuan Splendid

As of December 31, 2015, the carrying value of this project was US$0.6 million, net of profit recognized and progress billings. As of December 31, 2015 the cumulative cost incurred on the project was US$583.7 million relative to total estimated cost of US$ 590.2 million. In the year ended December 31, 2015, we had contract sales of US$26.7 million with area sold of 19,198 square meters at an average selling price of US$1,392 per square meter. Sales for this project began in May 2011 and cumulative contract sales through December 31, 2015 were US$785.3 million with total area sold of 560,702 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$795.2 million, or US$750.3 million net of business tax, relative to the total estimated cost of US$590.2 million, generating a gross margin of 21.3%.

Zhengzhou Xin City

As of December 31, 2015, the carrying value of this project was US$10.5 million, net of profit recognized and progress billings. As of December 31, 2015 the cumulative cost incurred on the project was US$219.9 million relative to total estimated cost of US$234.1 million. In the year ended December 31, 2015, we had contract sales of US$39.9 million with area sold of 15,878 square meters at an average selling price of US$2,511 per square meter. Sales for this project began in September 2013 and cumulative contract sales through December 31, 2015 were US$345.6 million with total area sold of 206,175 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$380.8 million, or US$359.3 million net of business tax, relative to the total estimated cost of US$234.1 million, generating a gross margin of 34.8%.

Suzhou Xin City

As of December 31, 2015, the carrying value of this project was US$16.7 million, net of profit recognized and progress billings. As of December 31, 2015 the cumulative cost incurred on the project was US$118.2 million relative to total estimated cost of US$118.4 million. In the year ended December 31, 2015, we had contract sales of US$6.5 million with area sold of 3,418 square meters at an average selling price of US$1,893 per square meter. Sales for this project began in September 2013 and cumulative contract sales through December 31, 2015 were US$183.1 million with total area sold of 126,907 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$184.2 million, or US$174.1 million net of business tax, relative to the total estimated cost of US$118.4 million, generating a gross margin of 32.0%.

Xuzhou Colorful City

As of December 31, 2015, the carrying value of this project was US$32.5 million, net of profit recognized and progress billings. As of December 31, 2015 the cumulative cost incurred on the project was US$103.9 million relative to total estimated cost of US$138.3 million. In the year ended December 31, 2015, we had contract sales of US$29.3 million with area sold of 20,242 square meters at an average selling price of US$1,450 per square meter. Sales for this project began in November 2013 and cumulative contract sales through December 31, 2015 were US$96.9 million with total area sold of 67,570 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$207.5 million, or US$195.9 million net of business tax, relative to the total estimated cost of US$138.3 million, generating a gross margin of 29.4%.

Kunshan Royal Palace

As of December 31, 2015, the carrying value of this project was US$128.3 million, net of profit recognized and progress billings. As of December 31, 2015 the cumulative cost incurred on the project was US$232.1 million relative to total estimated cost of US$275.0 million. In the year ended December 31, 2015, we had contract sales of US$168.1 million with area sold of 114,066 square meters at an average selling price of US$1,474 per square meter. Sales for this project began in November 2013 and cumulative contract sales through December 31, 2015 were US$295.5 million with total area sold of 199,448 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$496.4 million, or US$469.1 million net of business tax, relative to the total estimated cost of US$275.0 million, generating a gross margin of 41.4%.

Beijing Xindo Park

As of December 31, 2015, the carrying value of this project was US$62.6 million, net of profit recognized and progress billings. As of December 31, 2015 the cumulative cost incurred on the project was US$315.2 million relative to total estimated cost of US$323.4 million. In the year ended December 31, 2015, we had contract sales of US$145.9 million with area sold of 52,432 square meters at an average selling price of US$2,782 per square meter. Sales for this project began in February 2014 and cumulative contract sales through December 31, 2015 were US$385.8 million with total area sold of 119,469 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$482.3 million, or US$455.3 million net of business tax, relative to the total estimated cost of US$323.4 million, generating a gross margin of 29.0%.

Jinan Royal Palace

As of December 31, 2015, the carrying value of this project was US$185.4 million, net of profit recognized and progress billings. As of December 31, 2015 the cumulative cost incurred on the project was US$302.7 million relative to total estimated cost of US$541.6 million. In the year ended December 31, 2015, we had contract sales of US$102.2 million with area sold of 101,352 square meters at an average selling price of US$1,009 per square meter. Sales for this project began in June 2014 and cumulative contract sales through December 31, 2015 were US$148.8 million with total area sold of 146,542 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$698.7 million, or US$659.2 million net of business tax, relative to the total estimated cost of US$541.6 million, generating a gross margin of 17.8%.

Suzhou Lake Royal Palace

As of December 31, 2015, the carrying value of this project was US$146.4 million, net of profit recognized and progress billings. As of December 31, 2015 the cumulative cost incurred on the project was US$278.2 million relative to total estimated cost of US$302.6 million. In the year ended December 31, 2015, we had contract sales of US$168.2 million with area sold of 100,279 square meters at an average selling price of US$1,678 per square meter. Sales for this project began in July 2014 and cumulative contract sales through December 31, 2015 were US$188.0 million with total area sold of 114,435 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$388.9 million, or US$367.5 million net of business tax, relative to the total estimated cost of US$302.6 million, generating a gross margin of 17.7%.

Zhengzhou Thriving Family

As of December 31, 2015, the carrying value of this project was US$1.6 million, net of profit recognized and progress billings. As of December 31, 2015 the cumulative cost incurred on the project was US$92.0 million relative to total estimated cost of US$116.9 million. In the year ended December 31, 2015, we had contract sales of US$15.1 million with area sold of 12,974 square meters at an average selling price of US$1,167 per square meter. Sales for this project began in June 2014 and cumulative contract sales through December 31, 2015 were US$133.5 million with total area sold of 115,010 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$161.7 million, or US$152.6 million net of business tax, relative to the total estimated cost of US$116.9 million, generating a gross margin of 23.4%.

Xingyang Splendid Phase I

As of December 31, 2015, the carrying value of this project was US$17.3 million, net of profit recognized and progress billings. As of December 31, 2015 the cumulative cost incurred on the project was US$53.1 million relative to total estimated cost of US$73.1 million. In the year ended December 31, 2015, we had contract sales of US$20.7 million with area sold of 25,216 square meters at an average selling price of US$821 per square meter. Sales for this project began in May 2014 and cumulative contract sales through December 31, 2015 were US$60.0 million with total area sold of 73,040 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$89.5 million, or US$84.5 million net of business tax, relative to the total estimated cost of US$73.1 million, generating a gross margin of 13.5%.

Xingyang Splendid Phase II

As of December 31, 2015, the carrying value of this project was US$40.7 million, net of profit recognized and progress billings. As of December 31, 2015 the cumulative cost incurred on the project was US$36.8 million relative to total estimated cost of US$90.5 million. In the year ended December 31, 2015, we had contract sales of US$5.8 million with area sold of 5,502 square meters at an average selling price of US$1,051 per square meter. Sales for this project began in December 2014 and cumulative contract sales through December 31, 2015 were US$9.5 million with total area sold of 7,216 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$138.4 million, or US$130.6 million net of business tax, relative to the total estimated cost of US$90.5 million, generating a gross margin of 30.7%.

Chengdu Thriving Family

As of December 31, 2015, the carrying value of this project was US$223.7 million, net of profit recognized and progress billings. As of December 31, 2015 the cumulative cost incurred on the project was US$254.8 million relative to total estimated cost of US$309.0 million. In the year ended December 31, 2015, we had contract sales of US$42.2 million with area sold of 48,507 square meters at an average selling price of US$870 per square meter. Sales for this project began in September 2014 and cumulative contract sales through December 31, 2015 were US$56.2 million with total area sold of 64,321 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$355.9 million, or US$336.2 million net of business tax, relative to the total estimated cost of US$309.0 million, generating a gross margin of 8.1%.

Changsha Xinyuan Splendid

As of December 31, 2015, the carrying value of this project was US$157.2 million, net of profit recognized and progress billings. As of December 31, 2015 the cumulative cost incurred on the project was US$168.3 million relative to total estimated cost of US$250.7 million. In the year ended December 31, 2015, we had contract sales of US$64.6 million with area sold of 72,831 square meters at an average selling price of US$887 per square meter. Sales for this project began in November 2014 and cumulative contract sales through December 31, 2015 were US$73.4 million with total area sold of 83,452 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$364.6 million, or US$344.2 million net of business tax, relative to the total estimated cost of US$250.7 million, generating a gross margin of 27.2%.

Sanya Yazhou Bay No.1

As of December 31, 2015, the carrying value of this project was US$101.1 million, net of profit recognized and progress billings. As of December 31, 2015 the cumulative cost incurred on the project was US$114.2 million relative to total estimated cost of US$182.3 million. In the year ended December 31, 2015, we had contract sales of US$10.8 million with area sold of 5,380 square meters at an average selling price of US$2,013 per square meter. Sales for this project began in November 2014 and cumulative contract sales through December 31, 2015 were US$26.1 million with total area sold of 11,833 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$306.7 million, or US$289.5 million net of business tax, relative to the total estimated cost of US$182.3 million, generating a gross margin of 37.0%.

Shanghai Royal Palace

As of December 31, 2015, the carrying value of this project was US$155.3 million, net of profit recognized and progress billings. As of December 31, 2015 the cumulative cost incurred on the project was US$220.4 million relative to total estimated cost of US$250.3 million. Sales for this project began in January 2015. In the year ended December 31, 2015, we had contract sales of US$84.3 million with area sold of 24,378 square meters at an average selling price of US$3,458 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$297.9 million, or US$281.2 million net of business tax, relative to the total estimated cost of US$250.3 million, generating a gross margin of 11.0%.

Jinan Xin Central

As of December 31, 2015, the carrying value of this project was US$89.6 million, net of profit recognized and progress billings. As of December 31, 2015 the cumulative cost incurred on the project was US$157.6 million relative to total estimated cost of US$275.1 million. Sales for this project began in May 2015. In the year ended December 31, 2015, we had contract sales of US$102.8 million with area sold of 67,252 square meters at an average selling price of US$1,529 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$388.8 million, or US$366.8 million net of business tax, relative to the total estimated cost of US$275.1 million, generating a gross margin of 25.0%.

Henan Xin Central

As of December 31, 2015, the carrying value of this project was US$74.4 million, net of profit recognized and progress billings. As of December 31, 2015 the cumulative cost incurred on the project was US$132.2 million relative to total estimated cost of US$268.7 million. Sales for this project began in July 2015. In the year ended December 31, 2015, we had contract sales of US$94.2 million with area sold of 77,420 square meters at an average selling price of US$1,217 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$377.4 million, or US$356.3 million net of business tax, relative to the total estimated cost of US$268.7 million, generating a gross margin of 24.6%.

Zhengzhou Xindo Park

As of December 31, 2015, the carrying value of this project was US$57.8 million, net of profit recognized and progress billings. As of December 31, 2015 the cumulative cost incurred on the project was US$68.2 million relative to total estimated cost of US$141.5 million. Sales for this project began in April 2015. In the year ended December 31, 2015, we had contract sales of US$44.5 million with area sold of 31,929 square meters at an average selling price of US$1,394 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$203.9 million, or US$192.5 million net of business tax, relative to the total estimated cost of US$141.5 million, generating a gross margin of 26.5%.

Zhengzhou Fancy City

As of December 31, 2015, the carrying value of this project was US$41.0 million, net of profit recognized and progress billings. As of December 31, 2015 the cumulative cost incurred on the project was US$74.9 million relative to total estimated cost of US$171.8 million. Sales for this project began in October 2015. In the year ended December 31, 2015, we had contract sales of US$73.8 million with area sold of 57,552 square meters at an average selling price of US$1,282 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$244.8 million, or US$231.1 million net of business tax, relative to the total estimated cost of US$171.8 million, generating a gross margin of 25.7%.

Tianjin Spring Royal Palace

As of December 31, 2015, the carrying value of this project was US$57.2 million, net of profit recognized and progress billings. As of December 31, 2015 the cumulative cost incurred on the project was US$68.2 million relative to total estimated cost of US$269.6 million. Sales for this project began in October 2015. In the year ended December 31, 2015, we had contract sales of US$19.4 million with area sold of 14,064 square meters at an average selling price of US$1,379 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$374.2 million, or US$353.2 million net of business tax, relative to the total estimated cost of US$269.6 million, generating a gross margin of 23.7%.

Northern Nevada Land Portfolio

As of December 31, 2015, we have sold 325 finished lots and 185 acres of undeveloped land, out of the total 325 finished lots and 185 acres of undeveloped land we purchased through a foreclosure sale from a major U.S. bank in 2012. We recognized revenue of US$ nil and US$0.8 for the year 2014 and 2015, respectively.

Lennox Project

As of December 31, 2015, we have sold 15 units with a total GFA of 2,865 square meters out of the total 15 units with a total GFA of 2,865 square meters, for a total of US$11.1 million.

New York Oosten

As of December 31, 2015 the cumulative cost incurred on the project was US$215.5 million. We acquired the site in September 2012, commenced construction of this project in November 2013, and expect to deliver units in 2016.

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

Since 2013, PRC banks have tightened the distributions of mortgage loans to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. The Group took the position that the processing periods of the contracts with underlying mortgage loans exceeding one year cannot be recognized as revenue under the percentage of completion method. As a result, the Group reversed contracted sales amounts of US$4.2 million related to sales contracts of 28 apartments when determining revenue to be recognized under the percentage of completion method in 2015.

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

The effect of changes to total estimated contract cost or revenues, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under real estate properties under development. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits. As of December 31, 2014 and December 31, 2015, the gross amounts received from customers in excess of revenues recognized were US$223.5 million and US$280.2 million, respectively.

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

Share-based compensation

Under ASC 718, “Compensation-Stock Compensation”, we are required to recognize share-based compensation as compensation expense based on the fair value of stock options and other equity awards on the date of the grant. We have elected to recognize compensation expense using the straight-line method for all restricted shares and stock options granted with service conditions that have a graded vesting schedule. We have a policy of using authorized shares in the existing pool to satisfy any future exercise of share options and shares repurchased held by a third party trustee to satisfy the restricted shares granted under our 2014 Restricted Stock Unit plan(“2014 RSU plan”).

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

The properties held for sale consist of finished lots for single family home communities and custom homes located in Reno, Nevada, U.S., and finished condominium units located in Irvine, California, U.S., which were acquired in the second and third quarter of 2012, respectively. As of December 31, 2015, the Company had sold all lots and units.

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

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. Certain lease arrangements contain escalation clauses.

Treasury Shares

We account for shares repurchased as treasury shares at cost in accordance to ASC Subtopic 505-30 (“ASC 505-30”), “Treasury Shares”. When we decide to retire the treasury shares, the difference between the original issuance price and the repurchase price may be allocated between additional paid-in capital and retained earnings.

On July 12, 2013, the Board of Directors unanimously authorized management to repurchase up to US$60 million of the Company’s shares from the approval date to July 5, 2015. On December 28, 2015, the Board of Directors unanimously authorized management to repurchase up to US$40 million of the Company’s shares from the approval date to the end of 2017. The Board of Directors also agreed to review the Company’s share repurchase program periodically and to adjust the amount authorized for repurchase as necessary. As of December 31, 2015, the Company had a balance of 13,470,488 treasury shares amounting to US$24,045,440.

Debt Securities

On May 3, 2013, we issued notes with an aggregate principal amount of US$200,000,000 (the "May 2018 Senior Secured Notes") at a coupon rate of 13.25% per annum payable semi-annually. Interest is payable on May 3 and November 3 of each year, commencing November 3, 2013. The May 2018 Senior Secured Notes have a final maturity date of May 3, 2018. Given that the May 2018 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it have been classified as other long-term debt. We have evaluated and determined that there was no embedded derivative requiring bifurcation from the May 2018 Senior Secured Notes under the requirements of ASC815 " Derivatives and Hedging ". The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the May 2018 Senior Secured Notes. The May 2018 Senior Secured Notes were issued at par.

 On December 6, 2013, we issued notes with an aggregate principal amount of US$200,000,000 (the "June 2019 Senior Secured Notes") at a coupon rate of 13% per annum payable semi-annually. Interest is payable on June 6 and December 6 of each year, commencing June 6, 2014. The June 2019 Senior Secured Notes have a final maturity date of June 7, 2019. Given that the June 2019 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it have been classified as other long-term debt. We have evaluated and determined that there was no embedded derivative requiring bifurcation from the June 2019 Senior Secured Notes under the requirements of ASC815. The embedded optional redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the June 2019 Senior Secured Notes. The June 2019 Senior Secured Notes were issued at par.

In February 2015, through a consent solicitation to the holders of the May 2018 Secured Notes and the June 2019 Secured Notes, we amended the May 2018 and June 2019 Indentures (collectively, known as the “Indentures”) to provide it with additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include: (i) to incur additional Indebtedness (as defined in the Indentures) in furtherance of the our business plans; (ii) make certain Restricted Payments (as defined in the Indentures) and Permitted Investments (as defined in the Indentures); and (iii) make certain deemed Investments (as defined in the Indentures) without having to satisfy the Fixed Charge Coverage Ratio (as defined in the Indentures) requirement. The amendments also amend (i) the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant in the Indentures to the extent that we believe necessary as a result of the amendments to other covenants and (ii) the “Limitation on Asset Sales” covenant in the Indentures to remove the Fixed Charge Coverage Ratio requirement for Asset Dispositions (as defined in the Indentures). The amendments also amended certain related definitions in the Indentures. The Company accounted for the amendments, which did not result in a debt extinguishment pursuant to ASC 470-50, Debt – Modifications and Exchanges.

On December 28, 2015, Xinyuan (China) Real Estate, Ltd. issued the first tranche of the onshore corporate bonds with an aggregate principal amount of US$154 million due on December 28, 2020 (the "First Tranche Bonds") at a coupon rate of 7.5% per annum payable annually. Interest is payable on December 28 of each year, commencing December 28, 2015. Given that First Tranche Bonds is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the First Tranche Bonds under the requirements of ASC 815 "Derivatives and Hedging ". The First Tranche Bonds were issued at par.On January 27, 2016, Xinyuan (China) Real Estate, Ltd. issued the second tranche of the onshore corporate bonds with an aggregate principal amount of US$107 million due on January 27, 2021 (the “Second Tranche Bonds”) at a coupon rate of 7.47% per annum payable annually. On March 14, 2016, Xinyuan (China) Real Estate, Ltd. issued the third tranche of the onshore corporate bonds with an aggregate principal amount of US$77 million due on March 14, 2021 (the “Third Tranche Bonds”) at a coupon rate of 7.09% per annum payable annually.

For additional information regarding the May 2018 Senior Secured Notes, the June 2019 Senior Secured Notes, and onshore corporate bonds, see "B. Liquidity and Capital Resources - Debt Securities Issued in 2013 - May 2018 Senior Secured Notes," and "- June 2019 Senior Secured Notes," and - "Onshore Corporate Bonds" below.

Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2015 real estate development projects (Jinan Xinyuan Splendid, Zhengzhou Royal Palace, Xuzhou Colorful Garden, Zhengzhou Century East B, Zhengzhou Xin City, Suzhou Lake Royal Palace, Kunshan Royal Palace, Henan Thriving Family, Xingyang Splendid Phase I, Beijing Xindo Park, Zhengzhou Yipin Xiangshan Phase II, Changsha Xinyuan Splendid), which recognized gross profits in 2014, had changes in their estimated gross profit margins. As of December 31, 2015, each of these projects has a percentage of completion at 40.6% or more. As the unit sales and selling prices were on an upward trend during the year ended December 31, 2015, the Group revised upwards its prior estimates related to selling prices and total estimated sales values in conjunction with the change in total estimated costs, which led to a decrease of the percentage sold and thus a decrease in the recognized costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share increased by US$52.1 million (2013: US$54.3 million, 2014: US$10.8 million), US$39.1 million (2013: US$40.7 million, 2014: US$8.1 million), US$0.27 per share (2013: US$0.28 per share, 2014: US$0.05 per share), US$0.27 per share (2013: US$0.27 per share, 2014: US$0.05 per share), respectively, for the year ended December 31, 2015.

Recently Issued Accounting Pronouncements

In June 2014, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-12, Compensation – Stock Compensation (Topic 718); Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The amendments in this ASU apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. For all entities, the amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. Entities may apply the amendments in this ASU either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. Additionally, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. This ASU is not expected to have a material impact on our results of operations, cash flows or financial condition.

In August 2014, FASB issued ASU 2014-15 (“ASU 2014-15”), Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this guidance is not expected to have a significant impact on the Group’s consolidated financial statements.

In March 2015, FASB issued ASU 2015-03 (“ASU 2015-03”), Interest — Imputation of Interest (Subtopic 835-30) — Simplifying the Presentation of Debt Issuance Costs. The guidance is to simplify the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability and will make the presentation of debt issuance costs consistent with the presentation of debt discounts or premiums. The guidance is effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently in the process of evaluating the impact of the adoption of ASU 2015-03 on the consolidated financial statements.

In August 2015, FASB issued ASU No. 2015-14, Revenue from Contracts with Customers-Deferral of the effective date (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers issued in May 2014. According to the amendments in ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group is currently evaluating the method of adoption to be utilized and it cannot currently estimate the financial statement impact of adoption.

In November 2015, FASB issued ASU No. 2015-17, Income Taxes-Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). The amendments in this update simplify the presentation of deferred income taxes. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in ASU 2015-17 are effective for fiscal years beginning after December 15, 2016 including interim periods within those fiscal years. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of the guidance is not expected to have significant impact on the Group’s consolidated financial statements.

B.	Liquidity and Capital Resources

A principal factor affecting our results of operations and our growth is the acquisition of land and land use rights in target markets. Under current regulations and market practice, land use rights for residential development purposes in the PRC may be acquired from local governments through a competitive auction or other bidding process. These competitive auctions and bidding processes are typically announced 20 days before they are about to take place. To participate in these auctions, we are required to make a minimum deposit of 20-50% of the opening auction price in cash. If we are successful on our bids, we are also generally required to remit the remaining purchase price within one to six months of the auction. Further, under current regulations we are not permitted to borrow money from local banks to fund land purchases. As a result we have to fund land purchases either from cash flows from project sales or from financing transactions in foreign markets which have been and continue to be relatively expensive and not easily accessible. (See “ITEM 3. KEY INFORMATION D. Risk Factors - Our business requires access to substantial financing. Our failure to obtain adequate financing in a timely manner could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts and (2) affect our financial performance and condition.”) As a result of entering into the U.S. market, we will also require adequate U.S. dollar financing for our U.S. operations, one of the sources of which is back-to-back loan arrangements with our subsidiaries, which is subject to foreign exchange rate fluctuation and regulatory risk. See “ITEM 3. KEY INFORMATION “D. Risk Factors - We face risks related to our back-to back loans.”

In addition to our land acquisitions, we expect to incur material project development costs on the acquired land. Our cash needs can only be partially satisfied by construction loans and future cash flows from real estate projects under development in the upcoming fiscal year. To ensure that we have sufficient funds to secure attractive land parcels and cover material project development costs, which are vital to our growth strategy, we have chosen to maintain a certain level of cash reserves on hand. In addition, we are required to maintain restricted cash deposits by banks that provide loans to us and our customers. The amount of the restricted cash deposits will vary based on the amount of the related loans. As of December 31, 2015, approximately US$363.1 million, or 48.4% of our total cash balance reserve, were restricted cash.

Since our 2007 IPO, we have mainly been acquiring land parcels through public auctions in the PRC. During 2013, we acquired one parcels of land in Suzhou for the total amount of US$159.1 million. In 2014, we purchased parcels in Jinan City, Chengdu City and Changsha City for aggregate land use rights costs of approximately US$460.4 million. Starting from second half of 2012, apart from public auctions, we adopted a negotiated land acquisition model as an additional approach to secure land in China. In 2013, we entered into two framework cooperation agreements with local governments and paid advances in the aggregate amount of US$333.1 million. These advances have been or will be deducted from land cost if we succeed in auction bids for the relevant properties. In 2013, we chose not to participate in the bidding for one parcel of land in Jiangsu Province through this new acquisition model; the advance payment and interest of US$28.6 million were refunded to us. An aggregate of total US$92.3 million of advance payments related to the remaining land parcels that we successfully acquired were transferred to land cost, including payments for three parcels of land in Xingyang for an aggregate price of US$39.7 million and two parcels of land in Zhengzhou for US$52.6 million. In 2014, we entered into one framework cooperation agreement with a local government and paid advances in the aggregate amount of US$209.2 million. These advances have been or will be deducted from land cost if we succeed in auction bids. A total US$131.5 million of advance payments related to land parcels we successfully acquired were transferred to land cost, including payments for three parcels of land in Xingyang for the amount of US$27.1 million and two parcels of land in Xi’an for the amount of US$104.4 million. During 2015, we acquired six parcels in Zhengzhou City and Tianjin City for aggregate land costs of approximately US$232.9 million. In 2013, we started to acquire parcels of land by acquisitions of the equity interests of companies holding land. In 2013, we purchased one parcel of land in Kunshan through acquisition of a local real estate company for an aggregate consideration of approximately US$93.1 million. In 2014, we purchased two parcels of land in Sanya City and Shanghai City through acquisition of local real estate companies for an aggregate consideration of approximately US$58.3 million US$149.4 million, respectively. During 2015, we acquired one parcel in Jinan City through the acquisition of one company for consideration of US$16.2 million.

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

Cash Flows

	Year Ended December 31,
	2013	2014	2015
	(US$ in thousands)

Net cash provided by (used in) operating activities	(213,324)	(884,314)	(4,535)

Net cash (used in) investing activities	(99,962)	(15,892)	(35,003)

Net cash (used in) provided by financing activities	393,913	455,066	306,282

Net increase in cash and cash equivalents	80,627	(445,140)	266,744

Effect of exchange rate changes on cash and cash equivalents	10,287	(1,484)	(19,711)

Cash and cash equivalents at beginning of year	496,205	587,119	140,495

Cash and cash equivalents at end of year	587,119	140,495	387,528

Operating Activities

Net cash used in operating activities was US$4.5 million for the year ended December 31, 2015, primarily attributable to an increase in real estate property under development of US$23.2 million, an increase in other deposits and prepayments of US$114.8 million, an increase in amounts paid for deposits for land use rights of US$95.0 million, and a decrease in income tax payable of US$49.2 million, offset by US$66.5 million in net income, an increase in accounts payable of US$144.3 million and a decrease in amounts due from related party of US$62.5 million.

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

Proceeds from pre-sales of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sales proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sales are affected by a number of factors, including restrictions on pre-sales imposed by PRC law, market demand for our properties subject to pre-sales, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sales payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. At December 31, 2013, 2014 and 2015, we recorded current liabilities consisting of customer deposits of US$75.3 million, US$107.2 million and US$64.5 million, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash in flow to the extent possible.

Investing Activities

Net cash used in investing activities was US$35.0 million in the year ended December 31, 2015, and was mainly attributable to the acquisition of a long-term investment and purchase of property and equipment.

Net cash used in investing activities was US$15.9 million in the year ended December 31, 2014, and was mainly attributable to the acquisition of a subsidiary and purchase of property and equipment.

Net cash used in investing activities was US$100.0 million in the year ended December 31, 2013, and was mainly attributable to a US$91.3 million acquisition of a subsidiary.

Financing Activities

Net cash provided by financing activities was US$306.3 million in the year ended December 31, 2015, and was primarily attributable to the proceeds from short-term, long-term bank loans and other debt in the aggregate of US$1,086.1 million, decrease of restricted cash of US$53.9 million, partially offset by repayments of short-term, long-term bank loans and other debt in the aggregate of US$802.2 million, repurchases of ADSs of US$6.6 million and dividend distributions of US$14.8 million.

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

 Bank Borrowings and other debt

Bank borrowings and other debt are an important source of funding for our property developments. Our borrowings as of December 31, 2013, 2014 and 2015, respectively, were as follows.

	As of December 31,
	2013	2014	2015
	(US$)	(US$)	(US$)

Short-term bank loans and other debt	23,290,525	293,449,741	222,226,246

Long-term bank loans	32,803,556	52,296,127	13,859,800

Other debt	536,942,835	576,204,491	910,007,958

Current portion of long-term bank loans and other debt	217,964,262	586,841,245	594,834,196

Total	811,001,178	1,508,791,604	1,740,928,200

As of December 31, 2013, 2014 and 2015 the weighted average interest rate on our short-term bank loans was 7.2%, 7.62% and 1.71%, respectively. As of December 31, 2013, all of the short-term bank loans were denominated in Renminbi and are secured by the Group’s real estate properties held for lease with net book value of US$17,641,221. As of December 31, 2014, US$163.4 million of the short-term bank loans were denominated in Renminbi and are secured by associated land use rights and real estate under development. The remaining US$130.0 million was denominated in U.S. dollars and was secured by the equivalent amount of RMB bank deposit. As of December 31, 2015, all of the short-term bank loans were denominated in U.S. dollars and are secured by the equivalent amount of RMB bank deposit.

As of December 31, 2013, 2014 and 2015, the weighted average interest rate on our long-term bank loans, including their current portion, was 6.29%, 7.43%, and 7.23% respectively. As of December 31, 2013, all of the long-term bank loans were denominated in Renminbi and were secured by the 100% equity interest of Henan Xinyuan Wanzhuo Real Estate Co., Ltd. and Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. As of December 31, 2014, all of the long-term bank loans were denominated in Renminbi and were secured by associated land use rights, real estate under development and the 100% equity interest of Henan Xinyuan Wanzhuo Real Estate Co., Ltd. and Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. As of December 31, 2015, all of the long-term bank loans were denominated in Renminbi and were secured by associated land use rights and real estate under development.

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

Pursuant to the agreements with Cinda Asset Management Corporation, this other long-term debt is secured by the Group’s 100% equity interest of Henan Xinyuan. Per the agreements, from February 28, 2014 to November 28, 2015, Shandong Xinyuan and Henan Wanzhuo, respectively, needs to make quarterly payments to repay the outstanding principal amount and related interest expense. This debt has been repaid on November 28, 2015.

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

In February 2016, through a consent solicitation to the holders of the May 2018 Secured Notes and the June 2019 Secured Notes, we amended the Indentures to give us additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include: (i) amend the provisions relating to future Subsidiary Guarantors, JV Subsidiary Guarantors and pledged subsidiary Capital Stock (each, as defined in the Indentures); (ii) amend the “Limitation on Indebtedness and Preferred Stock” covenant; (iii) amend the “Limitation on Transactions with Shareholders and Affiliates” covenant and the provisions relating to “Designation of Restricted Subsidiaries and Unrestricted Subsidiaries”; (iv) amend the definition of “Permitted Investment” and the “Limitation on Restricted Payments” covenant; and (v) remove the “Limitation on the Company’s Business Activities” covenant and amend the related definitions and provisions. The amendments also clarify certain other provisions in the Indentures.

The Indentures , as amended, continue to contain certain covenants that, among others, restrict our ability and the ability of our restricted subsidiaries (as defined in the applicable Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the May 2018 Senior Secured Notes or the June 2019 Senior Secured Notes, as applicable, or other assets, to make certain other payments and to engage in transactions with affiliates and holders of more than 10% of the our common shares, subject to certain qualifications and exceptions and the satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the applicable Indenture) of 2.75 to 1.0 (reduced from 3.0 to 1.0 effective February 2016). Certain of these limitations, including restrictions on the incurrence of certain indebtedness or issuances of preferred stock, the making of certain payment or investments, payments of dividends, and sales of assets will be suspended if the May 2018 Senior Secured Notes or the June 2019 Senior Secured Notes, as applicable, obtain and retain an investment grade rating.

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

Onshore Corporate Bonds

On December 28, 2015, Xinyuan (China) Real Estate, Ltd. issued the first tranche of the onshore corporate bonds with an aggregate principal amount of US$154 million due on December 28, 2020 (the "First Tranche Bonds") at a coupon rate of 7.5% per annum payable annually. Interest is payable on December 28 of each year, commencing December 28, 2015. Given that First Tranche Bonds is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the First Tranche Bonds under the requirements of ASC 815 "Derivatives and Hedging ". The First Tranche Bonds were issued at par.On January 27, 2016, Xinyuan (China) Real Estate, Ltd. issued the second tranche of the onshore corporate bonds with an aggregate principal amount of US$107 million due on January 27, 2021 (the “Second Tranche Bonds”) at a coupon rate of 7.47% per annum payable annually. On March 14, 2016, Xinyuan (China) Real Estate, Ltd. issued the third tranche of the onshore corporate bonds with an aggregate principal amount of US$77 million due on March 14, 2021 (the “Third Tranche Bonds”) at a coupon rate of 7.09% per annum payable annually.

  Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan (China) Real Estate, Ltd may increase the applicable coupon rate and the holders have the right within a specified time period to require the company to repurchase the bonds following the company's announcement of whether it intends to increase the interest rate.

The bonds contain restrictions on certain business activities of Xinyuan (China) Real Estate Ltd. when in default on payment of interest or principal, including , among others, limitations on distributions of net income, limitations on certain expenditures, or business combination transactions.

Capital Expenditures

Our capital expenditures were US$100.1 million, US$18.7 million and US$39.1 million in 2013, 2014 and 2015, respectively. Our capital expenditures in 2013, 2014 and 2015 were mainly used for acquisition of subsidiaries, building improvements, and purchase of aircraft, vehicles, fixtures and furniture and computer network equipment. The source of our capital expenditures is primarily the cash flow generated from operating activities.

 As of December 31, 2015, we had outstanding commitments with respect to non-cancelable construction contracts for real estate development in the amount of US$462.0 million.

C.	Research and Development, Patent and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

As of December 31, 2014 and 2015, we guaranteed mortgage loans in the aggregate outstanding amount of US$1,305.6 million and US$1,513.7 million, respectively.

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

We paid US$0.4 million, US$1.5 million and US$0.6 million to satisfy guarantee obligations related to customer defaults for the years ended December 2013, 2014 and 2015, respectively. The fair value of the guarantees is not significant and we consider that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in our consolidated financial statements.

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

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2015, our contractual obligations amounted to US$2,552.5 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated.

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(US$ in thousands)
Long-term debt obligations:
long-term bank loans	13,860	-	13,860	-	-
interest on long-term bank loans (1)	2,481	1,164	1,317	-	-
other long-term debt	910,008	-	507,045	402,963	-
interest on other long-term debt (2)	254,337	89,039	126,333	38,965	-
current portion of long-term bank loan and other debt	594,834	594,834	-	-	-
interest on current portion of long-term bank loan and other debt (1)	54,386	54,386	-	-	-
Short-term debt obligations
short-term bank loans	222,226	222,226	-	-	-
interest on short-term debt obligations (3)	2,690	2,690	-	-	-
Operating lease obligations	7,660	3,114	3,059	1,344	143
Non-cancellable construction contract obligations	461,971	237,175	190,353	34,443	-
Capital lease obligations (4)	28,084	5,106	10,212	10,212	2,554
Total	2,552,537	1,209,734	852,179	487,927	2,697

(1)	Our long-term bank loans, including current portion, bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans, including current portion, is calculated based on the current interest rate of each loan, ranging from 5.25% to 9.25% per annum, using the PBOC benchmark rate of 4.75% as of December 31, 2015. Interest on the current portion of other debts calculated at rates ranging from 9.0% to 12.5% per annum.

(2)	Interest on other long-term debt is calculated based on the interest rates for relevant loans, ranging from 5.95% to 13.25% per annum.

(3)	Interest on short-term loans is calculated based on the interest rates for relevant loans, ranging from 1.20% to 2.42% per annum.

(4)	In 2012, one of our subsidiaries entered into a capital lease agreement to lease an aircraft as described further below.

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

Starting in 2013, we adopted a negotiated land acquisition model. We entered into two framework cooperation agreements with local governments in 2013, one such agreements in 2014 and nil such agreement in 2015, all with local governments, relating to prospective land parcel planning and preparation, pursuant to which we paid advances in the aggregate amount of US$333.1 million, US$209.2 million and US$83.4 respectively. These advances have been or will be transfer to land cost through our success in auction bids. In 2013, we chose not to participate in the bidding for one parcel of land in Jiangsu Province through this negotiated land acquisition model; the advance payment and related interest of US$28.6 million were refunded to us, and total US$92.3 million of the advance payments related to the other land parcels successfully acquired were transferred to land cost, including three parcels of land in Xingyang for the amount of US$39.7 million and two parcels of land in Zhengzhou of US$52.6 million. In 2014, a total of US$131.5 million of advance payments related to the land parcels successfully acquired were transferred to land cost, including payments related to three parcels of land in Xingyang for the amount of US$27.1 million and two parcels of land in Xi’an for the amount of US$104.4 million. In 2015, a total of US$232.9million of advance payments related to the remaining land parcels successfully acquired were transferred to land cost, including four parcels of land in Zhengzhou for the amount of US$180.7 million and two parcels of land in Tianjin for US$52.2 million.

In 2013, we started to acquire parcels of land by acquisitions of equity interests in companies holding land. In 2013, we purchased one parcel of land in Kunshan through acquisition of a local real estate company for an aggregate consideration of approximately US$93.1 million. In 2014, we purchased two parcels of land in Sanya City and Shanghai City through acquisition of local real estate companies for an aggregate consideration of approximately US$58.3 million US$149.4 million, respectively. In 2015, we purchased one parcel of land in Jinan City through acquisition of local real estate companies for an aggregate consideration of approximately US$16.2 million

On October 23, 2012, Henan Xinyuan Real Estate Co., Ltd. ("Henan Xinyuan"), one of our subsidiaries, entered into a capital lease agreement with Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd. ("Minsheng") to lease an aircraft. Pursuant to the agreement, Minsheng purchased a Gulf 450 from Gulfstream Aerospace Corporation and leased the aircraft to Henan Xinyuan for a term of 96 months starting from September 12, 2013. We measured a capital lease asset and capital lease obligation at an amount equal to the present value of the minimum lease payments during the lease term, excluding the portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) as well as any profit thereon. As of December 31, 2015, we are contractually committed to pay the amount of US$28.1 million. See Note 22 to the consolidated financial statements contained elsewhere in this annual report on Form 20-F.

During 2013, we issued approximately US$475.76 million aggregate principal amount of debt securities in three separate transactions. On May 3, 2013, we issued US$200 million aggregate principal amount of May 2018 Senior Secured Notes that bear interest at a rate of 13.25% per annum . On September 19, 2013 we issued the Convertible Note in the aggregate principal amount of approximately US$75.76 million together with 12,000,000 common shares for aggregate proceeds to us of approximately US$106 million. The Convertible Note bears interest at a rate of 5% per annum. On December 6, 2013, we issued US$200 million aggregate principal amount of June 2019 Senior Secured Notes that bear interest at a rate of 13% per annum. On November 21, 2014, we redeemed the Convertible Note in full. The total cash redemption amount (including the principal, accrued interest up to and including November 21, 2014 and loss on extinguishment of debt amounted to US$86.27 million. On December 28, 2015, our subsidiary, Xinyuan (China) Real Estate, Ltd. issued US$154 million aggregate principal amount of First Tranche Bonds that bear interest at a rate of 7.5% per annum. On January 27, 2016, Xinyuan (China) Real Estate, Ltd. issued the Second Tranche Bonds that bear interest at a rate of 7.47% per annum. On March 14, 2016, Xinyuan (China) Real Estate, Ltd. issued the Third Tranche Bonds that bear interest at a rate of 7.09% per annum. Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan (China) Real Estate, Ltd may increase the applicable coupon rate and the holders have the right within a specified time period to require the company to repurchase the bonds following the company's announcement of whether it intends to increase the interest rate.

We believe our cash on hand, projected cash flow from operations, available construction loan borrowing capability, and potential access to capital markets, should be sufficient to meet our expected cash requirements, including our non-cancellable construction contract obligations and corporate aircraft capital lease obligations that are due on various dates through December 31, 2016, US$200 million principal amount of our May 2018 Senior Secured Notes due in May 2018 , US$200 million principal amount of our June 2019 Senior Secured Notes due in June 2019 and and for Xinyuan (China) Real Estate, Ltd. to satisfy its obligations under the First, Second and Third Tranche Bonds.

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

G.	Safe Harbor

See “FORWARD-LOOKING INFORMATION” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position
Yong Zhang	52	Director, Chairman of the Board
Xinqi Wang	48	Director and Chief Executive Officer
Yong Cui	41	Director and President
Huaiyu Liu	44	Chief Financial Officer
Huai Chen	64	Independent Director
Thomas Gurnee	65	Director and Chairman of the Audit Committee
Yumin Liang	53	Director
Steve Sun	46	Investor Director
Wells Tian	44	Independent Director
Yuyan Yang	52	Director

Unless otherwise indicated, the business address of each director and executive officer is 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, the People’s Republic of China.

A description of the business experience and present position of each director and executive officer is provided below:

Yong Zhang founded our company in 1997 and is the Chairman of the board of directors and, through September 2013, was our Chief Executive Officer. Mr. Zhang has more than 20 years of working experience in the real estate industry. Prior to founding our company, he worked at several construction and property development companies, including Zhengzhou City Construction and Development Inc. and China Antai Real Estate Development Inc. Mr. Zhang is also vice chairman of Henan Real Estate Association, a member of China Democratic National Construction Association and a deputy to the 12th People’s Congress of Henan Province in China. He serves as a director of Beijing AiJieLi Technology Development Co. Ltd., Beijing FoLuoLun Investment Management Co., Ltd., Beijing ZhuoRuiXiHe Technology Development Co., Ltd., Beijing ZhuoRuiXiTou Technology Development Co., Ltd., and Beijing ZhuoRuiXiChuang Technology Development Co., Ltd. Mr. Zhang received a Ph.D. in finance from Renmin University of China in 2014, an executive master’s degree in business administration from Tsinghua University in 2005 and a bachelor’s degree in civil engineering from Henan Zhongzhou University in 1985.

Xinqi Wang was appointed our Chief Executive Officer effective September 2013 and a director of our company effective January 2014. Prior to joining our company, Mr. Wang served as Vice President for Dalian Wanda Commercial Properties Co., Ltd., one of China’s largest property enterprises, most recently serving as Vice President and General Manager of the Northern Projects Management Center. Mr. Wang received a bachelor's degree and an MBA from Beijing Institute of Technology.

Yong Cui has been a director of our company since August 2006 and was appointed our President effective September 2013. With a doctorate degree in finance from Renmin University of China, Mr. Cui has extensive experience in corporate finance. As discussed below in “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - B. Related Party Transactions, ” prior to his being appointed President, Mr. Cui provided consulting services to us with respect to, among other matters, the development of commercial real estates in China and residential real estate in the U.S. For the past five years, he has worked at Beijing Runzheng Consulting Company as President, and he has served as an executive director of Winsway Enterprises Holdings Limited (formerly known as Winsway Coking Coal Holdings Limited). He resigned his position at Winsway Enterprises Holdings Limited on December 30, 2013.

Huaiyu Liu was appointed as our Chief Financial Officer effective April 9, 2015. Prior to joining our company, Mr. Liu served as the chief financial officer of Savills Asia Pacific since 2011. Its parent, Savills, is a global real estate service provider listed on the FTSE. Mr. Liu holds a Bachelor’s degree in Economics from Shenzhen University and an MBA from Cornell University and holds designations as a Certified Public Accountant– HKICPA and Chartered Accountant - ICAEW designations. Mr. Liu serves on the Mainland Development Strategies Advisory Panel of HKICPA.

Huai Chen was appointed as director of our company in December 2007. From 2004-2011, Mr. Chen was director of development of urban and rural construction, Graduate School, Chinese Academy of Social Science. He was former director of the Policy Research Center of the MOHURD and was the deputy director of the Institute of Market Research under the PRC State Council’s Development and Research Center.” Mr. Chen was a visiting professor of Stanford University and Tokai University, and has a bachelor's degree from Beijing Institute of Economics and a doctorate from Renmin University of China.

Thomas Gurnee was appointed to the board of directors of our company in December 2007 and from February 2009 through October 2013 served as our Chief Financial Officer. In 2015, Mr. Gurnee was appointed Audit Committee chair. Mr. Gurnee is owner and manager of Chalet Development LLC, a U.S.-based real estate company. From 2006-2008, Mr. Gurnee was the Chief Financial Officer of GEM Services Inc., a semiconductor contract manufacturer based in China. Prior to that, Mr. Gurnee served as the president of Globitech Inc., a Texas-based epitaxial semiconductor wafer manufacturer, the Chief Financial Officer of Artest Inc., a California-based semiconductor test subcontractor, and the Chief Financial Officer of Sohu.com (NASDAQ: SOHU), a Beijing-based internet portal. Mr. Gurnee obtained his bachelors degree from Stanford University and master’s degree in business administration from the University of Santa Clara. His business address is 5920 Sky Terrace Court, Reno NV 89511.

Yumin Liang was appointed as a director in January 2014. Mr. Liang was appointed chairman of Henan Xinyuan Real Estate Co., Ltd., one of our subsidiaries, in July 2013. Prior to joining Xinyuan, Mr. Liang was the chairman of Zhengzhou Public Housing Investment Co. Ltd. Prior to that, Mr. Liang held progressive positions at the Zhengzhou Housing Management Bureau for approximately eighteen years. Mr. Liang holds a bachelor's degree in civil engineering from Zhongzhou University.

Steve Sun was appointed a director of our company in September 2013. Mr. Sun is a Partner and Managing Director at TPG and is based in the firm's Hong Kong office. Prior to joining TPG, Mr. Sun was a Managing Director in the Principal Investment Area (PIA) of Goldman Sachs and focused on private equity investment in the Greater China region from 2006 to early 2011. Before joining Goldman Sachs, Mr. Sun was a Vice President at Morgan Stanley in Hong Kong from 2004 to 2006. Prior to that, he worked for General Electric in Connecticut and Citigroup in New York. Mr. Sun earned a bachelor's degree in international finance from Renmin University of China and an MBA with high distinction from University of Michigan. He is also a director of Phoenix Satellite Television Company Limited and of China National Building Materials Group Corporation. His business address is 57/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong. Mr. Sun was appointed as the TPG Investor director pursuant to the TPG Securities Purchase Agreement.

Wells Tian was appointed as a director in October 2015. Mr. Tian is a Senior Partner at Korn/Ferry International where he leads its talent and leadership consulting business for Chinese companies. Prior to joining Korn/Ferry, Mr. Tian was at Aon Hewitt and held the roles of Vice President of its China division, General Manager of its North China division, and Director of its leadership and senior executive compensation consulting practice in China. Mr. Tian received his bachelor’s degree in Accounting from Qingdao University and holds an MBA in Administrative Engineering from Tsinghua University. His business address is 41/F, Fortune Financial Center, 5 Dong San Huan Zhong Road, Chaoyang District, Beijing, China 100020.

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

As of the date of this annual report on Form 20-F, there are no familial relationships between any directors and members of senior management.

B.	Compensation

 For the fiscal year ended December 31, 2015, the aggregate compensation to our executive officers, including all directors was US$9.3 million (which includes amounts paid to persons who are no longer serving as executive officers), and the aggregate compensation to our non-executive directors was US$0.3 million (which includes amounts paid to persons who are no longer serving as directors. As discussed below under “ - D. Employees” we made contributions of US$10.7 million to employee benefit plans for the fiscal year ended December 31, 2015.

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

As of December 31, 2015, 581,196 options remain issued and outstanding under the 2007 equity incentive plan. The following table summarizes the options granted to our current directors, executive officers, and other individuals as a group under our 2007 equity incentive plan that remain outstanding as of December 31, 2015.

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Grant Date	Date of Expiration
Yong Zhang	146,890	2.5	August 11, 2007	August 10, 2017

Yuyan Yang	23,800	0.0001	August 11, 2007	August 10, 2017

Other employees and consultants(1) as a group	410,505	2.5	August 11, 2007	August 10, 2017

(1)	None of these employees and consultants is a director or executive officer of our company.

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

On February 26, 2015, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 200,000 common shares to one employee, at an exercise price of US$1.255 per share. These options have a weighted average grant date fair value of US$0.36 per option and a total expected compensation cost, net of expected forfeitures, of US$71,853. These options have vesting periods based on length of service of 36 months and will expire no later than February 26, 2025.

On April 10, 2015, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 600,000 common shares to one employee, at an exercise price of US$1.605 per share. These options have a weighted average grant date fair value of US$0.52 per option and a total expected compensation cost, net of expected forfeitures, of US$312,671. These options have vesting periods based on length of service of 36 months and will expire no later than April 10, 2025.

On July 1, 2015, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 1,200,000 common shares to two employees, at an exercise price of US$1.71 per share. These options have a weighted average grant date fair value of US$0.48 per option and a total expected compensation cost, net of expected forfeitures, of US$577,836. These options have vesting periods based on length of service of 36 months and will expire no later than On July 1, 2025.

On September 30, 2015, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 200,000 common shares to one employee, at an exercise price of US$1.39 per share. These options have a weighted average grant date fair value of US$0.50 per option and a total expected compensation cost, net of expected forfeitures, of US$100,243. These options have vesting periods based on length of service of 36 months and will expire no later than On September 30, 2025.

On November 6, 2015, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 200,000 common shares to one employee, at an exercise price of US$1.81 per share. These options have a weighted average grant date fair value of US$0.61 per option and a total expected compensation cost, net of expected forfeitures, of US$122,109. These options have vesting periods based on length of service of 36 months and will expire no later than November 6, 2025.

As of December 31, 2015, 6,592,390 options were issued and outstanding under the 2007 plan and 666,048 shares remained eligible for future grants under the plan.

The following table summarizes the options granted to our current directors, executive officers, and other individuals as a group under our 2007 Plan outstanding as of March, 2016.

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Grant Date	Date of Expiration
Yong Zhang	473,493	7.00	November 5, 2007	December 4, 2017
	570,000	1.21	June 30, 2014	June 29, 2024
Yuyan Yang	134,956	7.00	November 5, 2007	December 4, 2017
	400,000	1.21	December 13, 2010	December 12, 2020
	100,000	1.21	June 30, 2014	June 29, 2024
Thomas Gurnee	93,334	1.87	March 31, 2009	March 31, 2019
	200,000	1.255	February 26, 2015	February 25, 2025
Yong Cui	120,000	1.21	December 13, 2010	December 12, 2020
	170,000	1.21	June 30, 2014	June 29, 2024
Huai Chen	100,000	1.64	November 12, 2012	November 11, 2022
	100,000	1.21	December 13, 2010	December 12, 2020
Yumin Liang	600,000	2.105	July 1, 2013	June 30, 2023
Huaiyu Liu	600,000	1.605	April 10, 2015	April 9, 2025

Wells Tian	200,000	1.81	November 6, 2015	November 5, 2015

Other employees as a group(1)	183,607	7.00	November 5, 2007	December 4, 2017
	180,000	2.975	July 1, 2008	June 30, 2018
	134,000	1.21	December 13, 2010	December 12, 2020
	100,000	1.085	May 24, 2011	May 25, 2021
	100,000	1.64	November 12, 2012	November 11, 2022
	600,000	2.86	September 3, 2013	September 2, 2023
	33,000	1.21	June 30, 2014	June 29, 2024
	600,000	1.71	July 1, 2015	June 30, 2025
	600,000	1.71	July 1, 2015	June 30, 2025
	200,000	1.39	September 30, 2015	September 29, 2025

(1) None of these employees is a director or executive officer of our company.

2014 Restricted Stock Unit Plan

Our board of directors adopted the Xinyuan Real Estate Co., Ltd. 2014 Restricted Stock Unit Plan, or the RSU Plan, effective May 23, 2014. The RSU Plan provides for discretionary grants of restricted stock units, or RSUs, to or for the benefit of participating employees. The purpose of the RSU Plan is to provide to us and our shareholders the benefits of the additional incentive inherent in the ownership of our common shares by selected employees, including selected employees of our subsidiaries who are important to the success and growth of our business, and to help us and our subsidiaries secure the services of those persons. The maximum number of shares that may be delivered to RSU Plan participants in connection with RSUs granted under the RSU Plan is 10,000,000, subject to adjustment if our outstanding common shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of our company through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction. All of our and our subsidiaries' employees and officers who are capable of contributing significantly to our successful performance, in the determination of the Compensation Committee of our board of directors, are eligible to be participants in the RSU Plan. Each eligible employee selected to participate may be granted an award of RSUs at such times and subject to such conditions as determined by the Compensation Committee.

Incentive Pool; Funding. Under the RSU Plan, we will establish a long-term incentive pool for participants for each fiscal year, a "Grant Year," based on our net income (or other performance goals) for the most recently completed prior fiscal year, a "Base Year." For Grant Year 2015, the target long-term incentive pool is 6.75% of net income for 2014. The long-term incentive pool will be funded for any Grant Year and RSUs will be granted only if 70% or more of the target net income for applicable Base Year has been achieved in the Grant Year or if 70% or more of the total target net income for the three fiscal years ending with the Base Year has been achieved. The pre-condition for Grant Year 2015 was met and the RSUs have been granted accordingly. For Grant Year 2016, the target long-term incentive pool is6.75% of net income for 2015. The long-term incentive pool will be funded for any Grant Year and RSUs will be granted only if 70% or more of the target net income for applicable Base Year has been achieved in the Grant Year or if 70% or more of the total target net income for the three fiscal years ending with the Base Year has been achieved. If neither of such targets is achieved for a Grant Year, no amount will be credited to the long-term incentive pool for that Grant Year and no RSUs will be awarded for the Grant Year. We have established a trust and we will deposit or cause to be deposited in the trust amounts of cash not exceeding the amount of the long-term incentive pool for a Grant Year. The trustee will use the funds to acquire in the open market or in private transactions that number of ADSs representing common shares as we direct over a period of time as we and the trustee determine.

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

On May 23, 2014, the Company established a trust that is governed by a third party trustee and deposited US$7,042,725 into the trust. The trustee used the funds to acquire 4,234,884 common shares in the open market. The awards vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method. The shares held by the third party trustee are legally outstanding as of December 31, 2015.

On April 10, 2015, under the 2014 RSU Plan, the Company deposited $3,259,998 into the trust. The trustee used the funds to acquire 2,076,964 common shares in the open market. 2015 RSU awards vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method. The shares held by the third party trustee are legally outstanding as of December 31, 2015.

2015 Stock Option Plan

Our board of directors adopted the Xinyuan Real Estate Co., Ltd. 2015 Stock Option Plan, or the Option Plan, effective June 24, 2015. The Option Plan provides for discretionary grants of stock options, or Options, to purchase shares of Company stock to participating employees and directors. The purpose of the Option Plan is to promote the interests of the Company by enabling it to attract, retain and motivate key employees and directors responsible for the success and growth of the Company and its subsidiaries by providing them with appropriate incentives and rewards and enabling them to participate in the growth of the Company. All employees and directors of the Company or any subsidiary who are capable of contributing significantly to the successful performance of the Company, in the determination of the board of directors, are eligible to be participants in the Option Plan. Each eligible employee selected to participate may be granted an award of Options at such times and subject to such conditions as determined by the board of directors.

Stock Subject to Plan. The aggregate number of shares that may be issued under the Option Plan or covered by awards must not exceed 20,000,000 common shares. Shares offered under the Option Plan may be authorized but unissued shares or treasury shares. The number of shares that are subject to awards outstanding at any time under the Option Plan should not exceed the number of shares that then remain available for issuance under the Option Plan. In the event that any outstanding award for any reason expires, is terminated unexercised, or is forfeited or settled or in a manner that results in fewer shares outstanding than were initially awarded, the shares subject to the award, to the extent of such expiration, termination, or forfeiture, again will be available for purposes of the Option Plan. If shares issued under the Option Plan are reacquired by the Company, those shares again will be available for purposes of the Option Plan. If the outstanding shares of the Company are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Company through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction, the board of directors will make appropriate and proportionate adjustments as it deems necessary or appropriate in one or more of (i) the number and class of shares subject to the Option Plan, and (ii) the number of shares or class of shares covered by each outstanding award and (iii) the exercise price or grant price under each outstanding Option.

Administration. The Option Plan provides that it will be administered by the Compensation Committee. Subject to the provisions of the Option Plan, the board of directors has the discretionary authority and power to determine and designate those individuals selected to receive awards; determine the terms of awards, including the time at which each award will be granted and the number of shares subject to each award; establish the terms and conditions upon which awards may be exercised, vested or paid (including any requirements that we or the participant satisfy performance criteria or performance objectives); prescribe, amend, or rescind any rules and regulations necessary or appropriate for the administration of the Option Plan; grant awards in substitution for options or other equity interests held by individuals who become employees of the Company or one of its subsidiaries as a result of the Company's acquiring or merging with the individual's employer (if necessary to conform the awards to the interests for which they are substitutes, the board of directors may grant substitute awards under terms and conditions that vary from those the Option Plan otherwise requires); correct any defect, supply any deficiency, and reconcile any inconsistency in the Option Plan or in any related award or agreement; and make other determinations and take such other action in connection with the administration of the Option Plan as it deems necessary or advisable.

Grant, Exercise and Payment of Options. Each grant of an Option will be evidenced by an award agreement between the participant and the Company. Each award agreement will specify (i) the formula for determining the number of shares that are subject to the Option, (ii) the exercise price, (iii) the term of the Option, and (iv) when all or any installment of the Option becomes exercisable. Options will be exercised by delivering a signed written notice of exercise to the Company which must be received as of a date set by the Company prior to the effective date of the proposed exercise. The exercise price upon exercise of any Option will be payable in the following manner:

•	in cash or cash equivalents when the shares are purchased;

•	subject to prior approval by the board of directors, by surrendering or attesting to the ownership of shares that are already owned by the participant. These shares will be surrendered to the Company in good form for transfer and will be valued at their Fair Market Value (as defined in the Stock Option Plan) on the date when the Option is exercised;

•	subject to prior approval by the board of directors, with a full recourse promissory note. These shares will be pledged as a security for payment of the principal amount of the promissory note and interest on it. The interest rate payable under the terms of the promissory note will not be less than the minimum rate (if any) required to avoid the imputation of additional interest under the Code (as defined below). The board of directors will specify the term, interest rate, amortization requirements (if any) and other provisions of the note;

•	subject to prior approval by the board of directors, if the Company's stock is publicly traded, by the delivery of an irrevocable direction to a securities broker approved by the Company to sell the shares and to deliver all or part of the sales proceeds to the Company in payment of all or part of the exercise price and any withholding taxes;

•	subject to prior approval by the board of directors, if the Company's stock is publicly traded, by the delivery of an irrevocable direction to pledge the shares to a securities broker or lender approved by the Company, as security for a loan, and to deliver all or part of the loan proceeds to the Company in payment of all or part of the exercise price and any withholding taxes; or

•	any combination of the above methods of payment.

Termination of Options. Upon termination of a participant’s service for any reason other than for death or disability, all unvested portions of any outstanding awards will be immediately forfeited without consideration, and the participant will have a period of three months (twelve months in the case of termination of service due to death or disability (as defined in the Option Plan), commencing with the date the participant’s service has terminated, to exercise the vested portion of any outstanding Options, subject to the term of the Option. The participant may exercise all or part of his or her Options at any time before their expiration due to termination of the participant's service, but only to the extent that the Options had become exercisable before the date the participant’s service terminated. Those Options that are not exercisable immediately before the date of termination of Service (as defined in the Option Plan) will expire on the date of termination of Service. Notwithstanding the forgoing, if the participant’s Service is terminated due to any Cause (as defined in the Option Plan), then such participant’s Options shall be terminated, whether or not such Options are vested or unvested, and/or whether or not such Options are exercised or unexercised. If we are party to a Change in Control (as defined in the Option Plan), the board of directors may determine to cancel each outstanding award after payment to participants of the Fair Market Value of the shares subject to the award at the time of the transaction constituting the Change in Control minus, in the case of an Option, the exercise price and grant price of the shares subject to the Option; provide for assumption of the awards or substitution of comparable awards by the surviving or acquiring company in the transaction; accelerate the exercisability or vesting, in whole or in part, of the awards subject to effectiveness of the transaction; or terminate awards if not exercised by the effective time of the Change in Control, and lapse any reacquisition or repurchase rights held by the Company with respect to such awards subject to effectiveness of the transaction.

Performance Awards. The board of directors will have the authority to establish and administer performance-based grant and/or vesting conditions and performance objectives with respect to such awards as it considers appropriate, which performance objectives must be satisfied before the participant receives or retains an award or before the award becomes nonforfeitable.

Performance objectives will be based on one or more of the following performance-based measures determined based on the Company and its subsidiaries on a group-wide basis or on the basis of subsidiary, business platform, or operating unit results: (i) earnings per share (on a fully diluted or other basis), (ii) pretax or after tax net income, (iii) operating income, (iv) gross revenue, (v) profit margin, (vi) stock price targets or stock price maintenance, (vi) working capital, (vii) free cash flow, (viii) cash flow, (ix) return on equity, (x) return on capital or return on invested capital, (xi) earnings before interest, taxes, depreciation, and amortization (EBITDA), (xii) strategic business criteria, consisting of one or more objectives based on meeting specified revenue, market penetration, geographic business expansion goals, cost targets, or objective goals relating to acquisitions or divestitures, or (xiv) any combination of these measures.

Amendments. Our board of directors may amend the terms of any award; provided, however, that the rights under any award not be impaired without the consent of the participant. The Option Plan will terminate automatically on June 24, 2025. No shares will be issued or sold under the Option Plan after its termination, except on exercise of an Option granted prior to the termination. No amendment, suspension, or termination of the Option Plan will, without the consent of the participant, alter or impair any rights or obligations under any award previously granted under the Option Plan.

On July 1, 2015, under the 2015 Plan, the Company granted share options with service conditions to purchase up to 6,574,600 common shares to twenty-two employees, at an exercise price of US$1.71 per share. These options have a weighted average grant date fair value of US$0.48 per option and a total expected compensation cost, net of expected forfeitures, of US$3,165,867. These options have vesting periods based on length of service of 34 months and will expire no later than July 1, 2025.

On July 29, 2015, under the 2015 Plan, the Company granted share options with service conditions to purchase up to 81,600 common shares to one employee, at an exercise price of US$1.71 per share. These options have a weighted average grant date fair value of US$0.42 per option and a total expected compensation cost, net of expected forfeitures, of US$34,294. These options have vesting periods based on length of service of 33 months and will expire no later than July 29, 2025.

As of December 31, 2015, 6,656,200 options were issued and outstanding under the 2015 plan and 6,737,800 shares remained eligible for future grants under the plan. The following table summarizes the options granted to our current directors, executive officers, and other individuals as a group under our 2015 Plan outstanding as of March 1, 2016.

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Grant Date	Date of Expiration
Yong Zhang	2,497,600	1.71	July 1, 2015	June 30, 2025

Yong Cui	999,000	1.71	July 1, 2015	June 30, 2025

Yumin Liang	163,000	1.71	July 1, 2015	June 30, 2025

Xinqi Wang	999,000	1.71	July 1, 2015	June 30, 2025

Other employees as a group(1)	163,000	1.71	July 1, 2015	June 30, 2025
	163,000	1.71	July 1, 2015	June 30, 2025
	163,000	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025
	122,200	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025
	122,200	1.71	July 1, 2015	June 30, 2025
	122,200	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025
	122,200	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025
	122,200	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 29, 2015	July 28, 2025

(1) None of these employees is a director or executive officer of our company.

C.	Board Practices

Our board of directors currently has nine directors.

Committees of the Board of Directors

We have established four standing committees under the board of directors: the audit committee, the compensation committee, the corporate governance and nominating committee and the investment committee. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Thomas Gurnee (Chairman), Mr. Huai Chen, and Mr. Wells Tian. Mr. Steve Sun has observer rights on the audit committee but is not a voting member of the committee. Under Section 303A of the NYSE Listed Company Manual, as a foreign private issuer, we are required to have an audit committee composed solely of independent directors. However, unlike U.S. listed companies, we are not required to have a minimum number of committee members and our audit committee members may be “independent” only as required by SEC Rule 10A-3 but need not meet the other independence test of NYSE Rule 303A. Our audit committee charter provides that the committee will consist of at least three directors, each of whom must meet applicable independence and financial literacy requirements of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has determined that Mr. Gurnee qualifies as an “audit committee financial expert” under applicable SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Yong Zhang (Chairman), Mr. Huai Chen, Mr. Steve Sun, and Mr. Wells Tian. Our compensation committee charter provides that the committee will be composed of at least three directors, at least half of whom will be independent as defined by the NYSE and any other applicable laws and regulations. All decisions are subject to simple majority approval. However, the committee may delete all or any portion of its duties and responsibilities to a subcommittee consisting of one or more members.

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. Yong Zhang (Chairman), Mr. Huai Chen, Mr. Steve Sun, and Mr. Wells Tian.

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

Investment Committee. The investment committee consists of Mr. Yong Zhang (Chairman), Mr. Yong Cui, Mr. Steve Sun and Mr. Xinqi Wang (CEO).Mr. Huaiyu Liu (CFO) has observer rights on the investment committee but is not a voting member of the committee.The primary purpose of the committee is to oversee the company’s real property acquisition and developments and other strategic assets, including the review and approval of individual real property acquisitions. The committee has the power to approve, without further board action, land acquisitions where the consideration is cash, seller financing and/or conventional bank debt. The committee may also approve land acquisitions involving use of the company’s shares, options or warrants. In addition, the committee has the authority to approve acquisitions of assets, other than land, including shares in a third party or non-bank financial assets.

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

As of December 31, 2015, we had 989 full time employees. The following table sets forth the number of our full time employees categorized by function as of the period indicated:

	As of December 31,
	2013	2014	2015

Management	33	25	23
Finance	77	123	112
Planning and development	167	243	243
Project construction management	101	168	173
Sales and marketing	54	117	99
Property management	109	126	143
Administrative and human resources	107	183	172
Legal and audit	20	22	24
Total	668	1,007	989

During the year ended December 31, 2015, our subsidiary, Xinyuan Property Service Co., Ltd., also hired approximately 2,399 contract employees and temporary employees, most of whom provided security and housekeeping services relating to property management.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing funds, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2013, 2014 and 2015 was US$3,471,862, US$7,328,091, and US$10,664,576, respectively.

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

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 1, 2016, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our common shares; and

•	all of our directors and executive officers as a group.

	Shares Beneficially Owned(1)
	Number	%
Directors, Executive Officers and Principal Shareholders:

Huai Chen (2)	200,000	*
Yong Cui (3)	961,846	*
Thomas Gurnee (4)	225,334	*
Yumin Liang (5)	598,114	*
Huaiyu Liu(6)	200,000	*
Steve Sun (7)	-	*
Wells Tian	-	*
Xinqi Wang (8)	1,517,518	1.0%
Yuyan Yang (9)	29,058,756	19.9%
Yong Zhang (10)	30,998,043	21.0%
All directors and executive officers as a group (11)	63,759,611	42.0%

TPG Group Holdings (SBS) Advisors, Inc. (12)	12,000,000	8.3%

* Beneficially owns less than 1% of our outstanding common shares.

(1)         Beneficial ownership includes voting or investment power with respect to the securities and, (except as indicated below, each person named has sole voting and investment power with respect to the shares shown opposite his or her name. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of March 1, 2016. The percentage of beneficial ownership is based on 145,337,128 common shares outstanding as of March 1, 2016. In addition, for purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons had the right to acquire on or within 60 days of March 1, 2016 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)         Represents 200,000 common shares issuable upon the exercise of options exercisable within 60 days.

(3)         Represents 623,000 common shares issuable upon the exercise of options exercisable within 60 days and 338,846 shares subject under RSUs scheduled to vest within 60 days held by Tongyv Ltd, a British Virgin Islands ("BVI") company wholly-owned and controlled by Mr. Cui.

(4)         Represents 225,334 common shares issuable upon the exercise of options exercisable within 60 days.

(5)         Represents 454,333 common shares issuable upon the exercise of options exercisable within 60 days and 84,711 shares subject to RSUs scheduled to vest within 60 days held by Ruixin Real Estate Development Co., Ltd., a BVI company wholly-owned and controlled by Mr. Liang.

(6)         Represents 200,000 common shares issuable upon the exercise of options exercisable within 60 days.

(7)         Mr. Sun was nominated to our board of directors by TPG Asia VI SF Pte. Ltd. in connection with TPG Asia VI SF Pte. Ltd.’s investment in our company in September 2013. The TPG group’s beneficial ownership of our common shares is described below in footnote 12.

(8)         Includes 333,000 common shares issuable upon the exercise of options exercisable within 60 days and 338,846 shares subject RSUs scheduled to vest within 60 days held by Innovation and Development Co., Ltd., a BVI company wholly-owned and controlled by Mr. Wang.

(9)         Includes 23,800 common shares owned by Star World Finance Limited, a BVI company wholly-owned and controlled by Ms. Yang ("Star World"); and 28,400,000 common shares and 634,956 common shares issuable upon the exercise of options exercisable within 60 days that are held by Spectacular Stage Limited, a BVI company indirectly wholly-owned by The Spectacular Stage Trust, a trust in which the trustee is required to obtain the prior written consent of Ms. Yang, as protector, before making any direct or indirect dispositions of any common shares that constitute assets of the trust and to vote common shares held by the trust and cause any entity owned by the trust directly or indirectly that holds common shares to vote such shares in accordance with instructions from Ms. Yang.

(10)       Includes 1,876,026 common shares issuable upon exercise of options exercisable within 60 days and 338,846 shares subject to RSUs scheduled to vest within 60 days. Also includes options to purchase 146,891 common shares held by Shining Gold Trading Limited, a British Virgin Islands company, of which Mr. Zhang is the sole owner and 236,280 common shares held by Universal World Development Co. Ltd., a British Virgin Islands Company, of which Mr. Zhang is the sole owner.

(11)       Includes 4,693,540 common shares issuable upon exercise of options exercisable within 60 days and 1,869,159 shares subject to RSUs scheduled to vest within 60 days.

(12)       Based on information in a Schedule 13D filed with the SEC on September 30, 2013 and amended on November 10, 2014 and November 24, 2014 by TPG Group Holdings (SBS) Advisors, Inc. (“Group Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102. Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole shareholder of TPG Asia GenPar VI Advisors, Inc., a Cayman Islands exempted company, which is the general partner of TPG Asia GenPar VI, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Asia VI SF AIV, L.P., a Prince Edward Island limited partnership, which is the sole shareholder of TPG Asia VI SF Pte., Ltd., a company formed under the laws of Singapore (“TPG Asia” or the “TPG Investor”), which directly holds 12,000,000 common shares (the "TPG Shares"). Because of Group Advisors’ relationship to TPG Asia, Group Advisors may be deemed to be the beneficial owner of the TPG Shares. Messrs. Bonderman and Coulter are officers and sole stockholders of Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the TPG Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein.

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

There are two record holders in the U.S., including the depositary for our ADSs, holding, collectively, 60.9% our outstanding common shares, as of March 1, 2016.

B.	Related Party Transactions

Shareholders Agreement

We entered into a shareholders agreement, dated as of April 9, 2007, with Blue Ridge China Partners, L.P., ("Blue Ridge China"), EI Fund II China, LLC ("Equity International"), Mr. Yong Zhang, Ms. Yuyan Yang, Xinyuan Real Estate , Ltd., Burnham Securities and Mr. Joel Gardner. The agreement was amended and restated on October 31, 2007. Although the agreement remains in effect, many of its provisions have ceased to be effective as a result of our initial public offering, the passage of time, or the sale by Blue Ridge China and Equity International of all of their shares subject to the agreement. The rights and obligations under the terms of the agreement which are currently or were, during 2015, in effect are summarized below.

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

Cash Advances

As of December 31, 2015, we recorded balances due from employees in the amount of US$0.35 million as compared to US$0.05 million for 2014, which mainly represented cash advances paid to employees for their traveling expenses.

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

For 2013, our board of directors declared quarterly dividends in an aggregate amount of US$0.05 per ADS, which is equivalent to an annual cash dividend of US$0.025 per common share. For 2014, we declared quarterly dividends of US$0.025 per common share payable to holders of record on May 30, 2014, September 2, 2014, December 2, 2014 and March 20, 2015. For 2015, we declared quarterly dividends of US$0.025 per common share payable to holders of record on June 25, 2015, August 24, 2015, November 25, 2015 and March 15, 2016. Any future payment of dividends will be subject to our board of directors’ discretion and the form, frequency and amount of any dividend will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

Year	High	Low
2011	2.92	1.55
2012	3.95	1.74
2013	7.44	3.60
2014	5.46	2.20
2015	3.74	2.00

Quarter
First Quarter 2014	5.46	4.36
Second Quarter 2014	5.29	3.80
Third Quarter 2014	4.29	2.90
Fourth Quarter 2014	3.23	2.20
First Quarter 2015	3.41	2.00
Second Quarter 2015	3.57	2.79
Third Quarter 2015	3.24	2.20
Fourth Quarter 2015	3.74	2.79
First Quarter 2016 (through March 23, 2016)	4.51	2.85

Month
September 2015	2.94	2.67
October 2015	3.65	2.79
November 2015	3.74	3.21
December 2015	3.74	3.19
January 2016	3.99	2.85
February 2016	4.00	3.10
March 2016 (through March 23, 2016)	4.51	3.64

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Anti-takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to redesignate authorized and unissued common shares as other shares or series of shares, to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders. However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

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

On February 12, 2014, we entered into an indenture supplement to the May 2018 Indenture with the Subsidiary Guarantors (as defined therein), Citicorp International Limited, as trustee and as shared security agent, amending certain provisions of the May 2018 Indenture to bring the May 2018 Indenture into conformity with the terms of our June 2019 Indenture. For a description of the terms of the May 2018 Senior Secured Notes and the May 2018 Indenture, as amended, see “Item 5. B. Liquidity and Capital Resources - 2013 Debt Securities - May 2018 Senior Secured Notes” included elsewhere in this annual report on Form 20-F.

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

 In February 2015 and February 2016 , pursuant to consent solicitation to the holders of the May 2018 Secured Notes and the June 2019 Secured Notes, we amended the Indentures to give us additional flexibility in pursuing new business opportunities and new sources of capital.

For a description of the terms of the June 2019 Senior Secured Notes and the 2019 Senior Secured Notes Indenture, as amended, see “Item 5. B. Liquidity and Capital Resources - 2013 Debt Securities - July 2019 Senior Secured Notes” included elsewhere in this annual report on Form 20-F.

On December 28, 2015, Xinyuan (China) Real Estate, Ltd. issued the First Tranche Bonds which bewear interest at a rate of 7.5% per annum. On January 27, 2016, Xinyuan (China) Real Estate, Ltd. issued the Second Tranche Bonds which bear interest at a rate of 7.47% per annum. On March 14, 2016, Xinyuan (China) Real Estate, Ltd. issued the Third Tranche Bonds which bear interest at a rate of 7.09% per annum. For a description of the terms of the Bonds, see “Item 5. B. Liquidity and Capital Resources - Onshore Corporate Bonds” included elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

Under current PRC foreign exchange rules, after complying with certain procedural requirements and producing commercial documents evidencing relevant transactions, RMB is convertible into other currencies without prior approval from SAFE only for current account items, such as trade related payments, interest and dividends, etc. The conversion of RMB into other currencies and remittance of the converted foreign currency outside the PRC under capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local office. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local office. Under the SAFE regulations, PRC companies and individuals may repatriate foreign currency revenues received from abroad back to China or they may retain the foreign currency revenues abroad. The term and conditions for both alternatives are subject to provisions further provided by SAFE in accordance with international receipts and payments and the needs of foreign exchange administration. These restrictions could affect our ability to obtain foreign currency through debt or equity financing, or for capital expenditures.

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

Under the CIT Law and the Implementation for the CIT Law, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of our ADSs by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. For non-PRC individual investors, under PRC Individual Income Law, there could be a PRC income tax at a rate of 20% for such dividends or gains. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ADSs, or the gain you may realize from the transfer of our ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax as stated above. If we are not considered a PRC “resident enterprise”, the holders of our ADSs that are non-PRC “resident enterprises” could be subject to PRC income tax for gains from transferring or otherwise disposing their ADSs, since such activities might be recognized as “transferring the equity interests of a PRC resident enterprise indirectly by disposing of the equity interests of an overseas holding company” under Circular 698 or Circular 7 or GATA. However, since Circular 7 specifies that it does not apply if a non-PRC resident enterprise purchases and sells equity of the same listed foreign enterprise in the open market and obtains the proceeds from indirect transfer of Chinese taxable property, for most our investors, who either are not enterprises, or are non-resident enterprises but only trade equity in the open market and gain proceeds, they will not be required to pay tax under Circular 7. It is also unclear whether, if we are considered a PRC “resident enterprise”, holders of our ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

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

This discussion does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, other financial institutions, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, partnerships, dealers or traders in securities, brokers, U.S. expatriates and certain former long-term U.S. residents, persons subject to the alternative minimum tax, persons who have acquired the shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons who generally mark their securities to market for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons who are residents in the PRC for PRC tax purposes or persons that own directly, indirectly, or constructively 10% or more of the voting power of our stock). If a partnership holds common shares or ADSs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding common shares or ADSs should consult its own tax adviser regarding the U.S. tax consequences of its investment in the common shares or ADSs through the partnership. This discussion does not address any U.S. state or local or non-U.S. tax considerations, any U.S. federal estate, gift or alternative minimum tax considerations or the U.S. federal unearned Mericare contribution tax.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of the common shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source thereof, or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

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

Dividends

Subject to the discussion below under “-Passive Foreign Investment Company,” the gross amount of any distribution (without reduction for any PRC tax withheld) made by us on the common shares or ADSs generally will be treated as a dividend includible in the gross income of a U.S. Holder as ordinary income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when received by the U.S. Holder, in the case of common shares, or when received by the Depositary, in the case of ADSs. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in such common shares or ADSs and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such common shares or ADSs. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. In this case, all distributions by us to U.S. Holders will generally be treated as dividends. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

Certain dividends received by non-corporate U.S. Holders in taxable years beginning after December 31, 2012, generally will be subject to a maximum income tax rate of 20%. These reduced income tax rates are applicable to dividends paid by “qualified foreign corporations” and only with respect to common shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the NYSE. Accordingly, subject to the discussion below under “-Passive Foreign Investment Company,” dividends paid by us with respect to the ADSs generally should be eligible for the reduced income tax rates.

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

Sale or Other Disposition of Ordinary common shares or ADSs

Subject to the discussion below under “-Passive Foreign Investment Company,” a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of the common shares or ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such common shares or ADSs. Such gain or loss generally will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of sale or disposition, such common shares or ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations. Any gain or loss on the sale or disposition will generally be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes.

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

Passive Foreign Investment Company

Based on the composition of our assets and income, although not free from doubt, we do not believe we were a PFIC in 2015 and do not expect to be a PFIC for U.S. federal income tax purposes with respect to our current taxable year or the foreseeable future. The determination of PFIC status is dependent upon the composition of all income and assets and such determination must be made at the close of each taxable year. Changes in the nature of our income, assets or activities, or a decrease in the share price of the common shares or ADSs, may cause us to be considered a PFIC in the current or any subsequent year. Accordingly, we cannot assure you that we were not a PFIC for the year ended December 31, 2015 or will not be a PFIC for the current taxable year ending December 31, 2016 or any future taxable years.

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

If we are a PFIC in any year during which a U.S. Holder owns the common shares or ADSs, such U.S. Holder may experience certain adverse tax consequences. Such U.S. Holder could be liable for additional taxes and interest charges upon (i) distributions received by the U.S. Holder on our common shares or ADSs during the year, but only to the extent that the aggregate of the distributions for the taxable year exceeds 125% of the average amount of distributions received by the U.S. Holder in the preceding three years, or (ii) upon a sale or other disposition of the common shares or ADSs at a gain (each an “excess distribution”). The tax will be determined by allocating the excess distribution ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year and any taxable year with respect to which we were not a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for such taxable years and, in addition, an interest charge will be imposed on the amount of such taxes.

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

In general, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the rules described by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis (or, in certain cases by making a “deemed sale” election once the corporation no longer qualifies as a PFIC). However, a U.S. Holder may make a qualified electing fund election with respect to the common shares or ADSs only if we agree to furnish the U.S. Holder annually with certain tax information, and we do not intend to prepare or provide such information.

The reduced tax rate for dividend income, as discussed above under “-Dividends,” is not applicable to any dividends paid by a PFIC or amounts included in income under the mark-to-market election. If we are regarded as a PFIC, a U.S. Holder of common shares or ADSs must make an annual return on IRS Form 8621, reporting distributions received and gains realized with respect to these interests. In addition, each U.S. Holder who is a shareholder of a PFIC is required to file an annual report containing such information as the IRS may require. This requirement is in addition to other reporting requirements applicable to ownership in a PFIC.

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

Certain U.S. Holders may be required to report information with respect to such holder’s interest in “specified foreign financial assets” (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution,” if the aggregate value of all such assets exceeds certain thresholds. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders are urged to consult their own tax advisors regarding the foreign financial asset reporting obligations and their possible application to the holding of the common shares or ADSs

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

Foreign Exchange Risk

We and our subsidiaries are principally engaged in real estate development and the provision of property management services in the PRC. We started U.S. business operations, which is mainly residential real estate development, as well as resale, in 2012. The functional currency of our PRC subsidiaries is the Renminbi, while that of our subsidiaries in the U.S. is U.S. dollars. Our reporting currency is the U.S. dollar. We translate the PRC operating results using the average exchange rate for the year and we translate the PRC financial position at the year-end exchange rate. The PRC subsidiaries’ significant net asset position as of December 31, 2015 coupled with the fact that the RMB strengthened against the US$ during the year ended December 31, 2015, resulted in foreign exchange translation losses. The foreign currency translation losses recognized in our other comprehensive income amounted to $73.6 million for the year ended December 31, 2015.

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

The RMB is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 1, 2005, the PRC government changed its previous policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since July 21, 2005, this change in policy has resulted in an approximately 21.5% appreciation of the RMB against the U.S. dollar through December 31, 2015. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any appreciation of the RMB against the U.S. dollar or any other foreign currencies would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert foreign currencies into RMB for such purposes. On August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last. However, any significant depreciation in the exchange rates of the RMB against the U.S. dollar could adversely affect the value of any dividends paid by us to our shareholders, which would be funded by RMB but paid in U.S. dollars. There can be no assurance that any future movements in the exchange rate of the RMB against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition (including our ability to pay dividends). A significant depreciation in the RMB against major foreign currencies may have a material adverse impact on our results of operations, financial condition and share price because our reporting currency is the U.S. dollar and our ADSs are expected to be quoted in U.S. dollars, whereas our revenues, costs and expenses are largely denominated in RMB.

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

Our indebtedness consists primarily of short-term and long-term bank borrowings, secured debt and onshore corporate bonds. As of December 31, 2015, we had US$222.2 million of short-term borrowings, all of the short-term borrowings are denominated in USD and bear interest rates ranging from 1.2% per annum to 2.4% per annum, with a weighted average interest rate at such date of 1.71%. US$221.4 million of long-term bank loans, including current portions of long-term bank loans, bear floating interest rates, which are based on 111% to 195% of PBOC benchmark rates in the following years. US$96.3 million of long-term debt, including current portions of long-term debt bear floating interest rates, which are based on Libor benchmark rates in the following years. The PBOC regulates the interest rates of our Renminbi-denominated borrowings. The PBOC-published benchmark one-year lending rate in China, which directly affects the property mortgage rates offered by commercial banks in China, as at December 31, 2013, 2014 and 2015 was 6.00%, 5.60% and 4.35% respectively. As of December 31, 2015, the principal amount of our aggregate outstanding variable rate debt, including long-term bank loans, was US$476.9 million. A hypothetical 1% increase in annual interest rates would increase our interest cost by approximately US$4.8 million per year based on our debt level at December 31, 2015. The senior secured notes and other debt, except the above-mentioned US$96.3 million of floating rate debt, bear fixed interest rates and therefore, interest rate risk is low.

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

As of December 31, 2015, we had outstanding guarantees of mortgages in the principal amount of US$1,513.7 million. If a purchaser defaults on the payment of its mortgage during the term of the guarantee, the mortgage lending bank may require us to repay the outstanding amount under the loan plus any accrued interest. In this event, although we are able to retain the customer’s deposit and sell the property to recover any amounts paid by us to the bank, there can be no assurance that we would be able to sell the property at a price equal to or greater than the amount we paid on the defaulting purchaser’s outstanding loan amount and any accrued interest thereon. We paid US$0.6 million to satisfy guarantee obligations related to customer defaults for the year ended December 31, 2015.

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

As of December 31, 2015 our cash and cash equivalents totaled US$387.5million and restricted cash totaled US$363.1 million, predominately deposited in accounts maintained with state-owned bank within the PRC. We have not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Inflation

Inflation has not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.6%, 2.0% and 1.4% in 2013, 2014 and 2015, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this annual report, we have not been materially affected by any inflation or deflation.

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

The depositary may remit to us all or a portion of the depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the deposit agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2015, the depositary reimbursed us US$73,249 with respect to certain fees and expenses.

The table below sets forth the types of expenses that the depositary has agreed to reimburse and the amounts reimbursed in 2015.

Category of Expenses	Amount Reimbursed in the Year Ended December 31, 2015
(US$)
Investor relations marketing	73,249
Legal
Total	73,249

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013 Framework), our management concluded that, as of December 31, 2015, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2015, we implemented certain changes to our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. To remediate the material weakness in our internal controls over financial reporting that existed at the end of 2014, we have made several improvements on our stock investment process. We designed and implemented a detailed policy for the investment department that has defined authority limits of what can be bought or sold, stop loss limits, diversification requirements i.e. specific industries, and risk profile guidelines. We established a chart of authority for the investment department that segregates the duties between the individuals that can initiate, approve or authorize investments to be acquired. In addition, we created and executed controls surrounding the initiation and approval of trading transactions where the trading staff has to compare the investment they would like to purchase against our investment policy.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Xinyuan Real Estate Co., Ltd.

We have audited Xinyuan Real Estate Co., Ltd. and subsidiaries' internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). Xinyuan Real Estate Co., Ltd. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Xinyuan Real Estate Co, Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Xinyuan Real Estate Co., Ltd and subsidiaries as of December 31, 2015 and 2014 and the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2015 of Xinyuan Real Estate Co., Ltd. and subsidiaries and our report dated March 29, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

March 29, 2016

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

	For the Year Ended December 31,
	2013	2014	2015
	US$	US$	US$
Audit fees (1)	1,166,957	1,284,512	1,332,859
Audit-related fees (2)	480,987	170,617	172,308
Tax fees (3)	26,000	-	-
All other fees (4)	32,381	-	-

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the quarterly procedures performed for our comparative interim financial statements.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for assurance and related services. In 2013, such services principally included a SAS 100 review of the Company’s June 30, 2013 financial statements rendered in connection with our Form F-3 filing in November 2013 and other assurance services in connection with the issuances of our Senior Secured Notes in May and December 2013, respectively. In 2014, such services consisted principally of a SAS 100 review of the Company’s June 30, 2014 financial statements incorporated by reference into the F-3 registration statement and the issuance of their consent in the Form S-8 filing in September 2014. In 2015, such services consisted principally of a SAS 100 review of the Company’s June 30, 2015 financial statements incorporated by reference into the F-3 registration statement and the issuance of their consent in the Form S-8 filing in June 2015.

(3)	“Tax fees” represents the aggregated fees billed in 2013 for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

(4)	“All other fees” means the aggregate fees billed in 2013 for the advisory services in connection with our preparation of the XBRL exhibits relating to 2012 Form 20-F.

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

Effective July 12, 2013, our board of directors approved a US$60 million share repurchase program (the “2013 authorization”). The 2013 authorization permitted us to purchase shares from time to time in the open market through July 2015.

Effective December 28, 2015, our board of directors approved a new US$40 million share repurchase program through December 2017 (the "2015 Authorization"). This program will be funded from available working capital. Repurchases under the 2015 program will be made from time to time through a combination of open market and privately negotiated transactions. The per share price cap will be determined from time to time in the discretion of management.

The following table sets forth a summary of our repurchase of our ADSs made from January 1, 2015 to December 31, 2015.

Period	Total Number of ADSs Purchased(1)(2)	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (1)	Approximate U.S. Dollar Value of ADSs that May Yet Be Purchased Under the Programs
September 1 through September 30	594,192	2.84	-	-
October 1 through October 31	404,807	3.28	-	-
December 1 through December 31	90,952	3.65	90,952	39.67 million
Total	1,089,951	3.07	90,952	39.67 million

(1)	In 2015, we did not repurchase any ADSs under the 2013 Authorization. W repurchased 90,952 ADSs pursuant to the 2015 authorization. During fall 2015, we also opportunistically repurchased an aggregate of 998,999 ADSs.

(2)	Our ADS to common share ratio is one ADS for two common shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

In addition to the board governance rules described above, the NYSE Listed Company Manual requires shareholder action in connection with certain share issuances by a listed company. Specifically, shareholder approval is required in connection with an issuance of an amount of equity securities equal to or greater than 20% of the outstanding voting power or equity interest of the company, subject to limited exceptions. Shareholder approval is also required for the adoption of or material revision to an equity compensation plan, which is defined as a plan or other arrangement that provide for the delivery of equity securities of the company to any employee, director or other service provider as compensation for services. Our home country corporate governance does not require shareholder action in either situation and, accordingly, such actions may be and are taken on behalf of our company with just board or board committee action.

ITEM 16H.	MINE SAFETY

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Xinyuan Real Estate Co., Ltd. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 3.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)
1.2	Amendment to Amended and Restated Articles of Association of Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 99.5 to the registrant’s Form 6-K (File No. 001-33863 ) filed with the SEC on December 10, 2009)

2.1	Deposit Agreement, dated as of December 11, 2007, among Xinyuan Real Estate Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and holders of American Depositary Shares (incorporated by reference to Exhibit 2.5 to Amendment No. 1. to the registrant’s annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)
2.2	Indenture, dated as of May 3, 2013, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Collateral Agent (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on May 7, 2013)
2.3	Indenture Supplement No. 2, dated as of February 12, 2014, among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedules I thereto as the Subsidiary Guarantors to the Indenture, dated as of May 3, 2013 with respect to the registrant’s 13.25% May 2018 Senior Secured Notes (incorporated by reference to Exhibit 2.3 to the registrant’s Annual Report on Form 20-F (File No. 001-33863) filed with the SEC on April 25, 2014)
2.4	Indenture Supplement No. 3 dated as of February 13, 2015, among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedules I thereto as the Subsidiary Guarantors to the Indenture, dated as of May 3, 2013 with respect to the registrant’s 13.25% May 2018 Senior Secured Notes (incorporated by reference to Exhibit 99.3 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on February 13, 2015)
2.5	Indenture Supplement No. 4, dated as of February 3, 2016, among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedule I thereto as the Subsidiary Guarantors to the Indenture, dated as of May 3, 2013, with respect to the registrant's 13.25% May 2018 Senior Secured Notes (incorporated by reference to Exhibit 99.2 to the registrant's Form 6-K (File No. 001-33863) filed with the SEC on February 3, 2016).
2.6	Global note representing the May 2018 Senior Secured Notes (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.3 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on May 7, 2013)
2.7	Indenture, dated as of December 6, 2013, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule 1 thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agreement (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 9, 2013)
2.8	Indenture Supplement No. 1 dated as of February 13, 2015, among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedules I thereto as the Subsidiary Guarantors to the Indenture, dated as of May 3, 2013 with respect to the registrant’s 13% June 2019 Senior Secured Notes (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on February 13, 2015)
2.9	Indenture Supplement No. 2, dated as of February 3, 2016, among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedule I as the Subsidiary Guarantors, to the Indenture, dated as of December 6, 2013, with respect to the registrant's 13% June 2019 Senior Secured Notes (incorporated by reference to Exhibit 99.3 to the registrant's Form 6-K (File No. 001-33863) filed with the SEC on February 3, 2016).
2.10	Global note representing the 13% June 2019 Senior Secured Notes (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 9, 2013)
4.1	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)
4.2	2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)
4.3	2014 Restricted Stock Unit Plan (incorporated by reference to Exhibit 4.3 to the registrant's Annual Report on Form 20-F (File No. 001-33863), filed with the SEC on April 27, 2015)
4.4	2015 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the registrant's Form S-8 (File No. 333-205371) filed with the SEC on June 30, 2015)

4.5	Amended and Restated shareholders agreement, dated as of October 31, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd., Xinyuan Real Estate Co., Ltd. and, to the extent set forth herein, Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.10 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)
4.6	Form of confidentiality and non-competition agreement between the registrant and senior executives (incorporated by reference to Exhibit 10.19 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)
4.7	English Summary of the Capital Lease Agreement dated as of October 23, 2012, by and among Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd., and Henan Xinyuan Real Estate Co., Ltd. (Original Language: Chinese) (incorporated by reference to Exhibit 4.7 to the registrant’s Annual Report on Form 20-F (File No. 001-33863), filed with the SEC on April 15, 2013)
4.8	English Summary of the Guarantee Agreement dated as of October 23, 2012, by and among Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd., Xinyuan (China) Real Estate , Ltd. and Henan Xinyuan Real Estate Co., Ltd. (Original Language: Chinese) (incorporated by reference to Exhibit 4.8 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 (File No. 001-33863), filed with the SEC on April 15, 2013)
4.9	Securities Purchase Agreement, dated as of August 26, 2013, among Xinyuan Real Estate Co., Ltd , the guarantors named therein and TPG ASIA VI SF PTE. LTD. (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)
4.10	Registration Rights Agreement, dated as of September 19, 2013, between Xinyuan Real Estate Co., Ltd. and TPG ASIA VI SF PTE. LTD. (incorporated by reference to Exhibit 99.5 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)
4.11	Letter Agreement, dated September 19, 2013, between Yon Zhang and TPG ASIA VI SF PTE. LTD. (incorporated by reference to Exhibit 99.6 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)
8.1*	Subsidiaries of Xinyuan Real Estate Co., Ltd.
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1*	Consent of Ernst & Young Hua Ming LLP
101*	The following materials from Xinyuan Real Estate Co., Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2015 formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Consolidated Statement of Operations, (ii) the Condensed Consolidated Balance Sheet, (iii) the Condensed Consolidated Statement of Stockholders’ Equity, (iv) the Condensed Consolidated Statement of Cash Flows, and (v) Notes to the Condensed Consolidated Financial Statements.

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Xinqi Wang
Name:	Xinqi Wang
Title:	Chief Executive Officer

Date: March 30, 2016

Xinyuan Real Estate Co., Ltd. and Subsidiaries

As of December 31, 2014 and 2015

For the years ended December 31, 2013, 2014 and 2015

Report of Independent Registered Public Accounting Firm

 The Board of Directors and Shareholders of Xinyuan Real Estate Co., Ltd.

We have audited the accompanying consolidated balance sheets of Xinyuan Real Estate Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xinyuan Real Estate Co., Ltd. and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Xinyuan Real Estate Co., Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 29, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

March 29, 2016

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2014 and 2015

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2014	December 31, 2015
		US$
ASSETS

Current assets
Cash and cash equivalents		140,494,754	387,528,092
Restricted cash		368,874,458	363,137,210
Short-term investments	3	6,008,477	1,244,646
Accounts receivable		15,456,502	42,040,320
Other receivables		134,818,502	147,651,234
Restricted deposit	10	69,357,738	-
Deposits for land use rights		299,739,435	46,199,335
Other deposits and prepayments		152,289,464	254,048,288
Advances to suppliers		29,786,612	50,534,250
Real estate properties held for sale	4	1,185,217	-
Real estate properties development completed	4	12,308,999	24,076,559
Real estate properties under development (including real estate properties under development of the consolidated variable interest entities (“Consolidated VIEs”) to be used only to settle obligations of the VIEs of US$548,404,278 and US$321,477,961 as of December 31, 2014 and December 31, 2015, respectively)	4	1,714,575,052	1,887,321,801
Amounts due from related party	18	125,374,349	58,630,172
Amounts due from employees	18	50,057	350,919
Other current assets		139,043	200,891

Total current assets		3,070,458,659	3,262,963,717

Real estate properties held for lease, net	5	69,223,748	71,132,582
Deposits for land use rights		-	107,798,448
Property and equipment, net	6	46,475,725	39,323,322
Other long-term investment	7	241,648	31,107,552
Investment in joint ventures	8	4,225,629	6,124,827
Deferred tax assets	15	13,641,608	15,488,557
Deferred charges		16,677,352	12,504,255
Other assets		10,581,865	14,944,179

TOTAL ASSETS		3,231,526,234	3,561,387,439

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - (continued)

As of December 31, 2014 and 2015

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2014	December 31, 2015
		US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and notes payable (including accounts payable and notes payable of the Consolidated VIEs without recourse to the primary beneficiary of US$40,259,520 and US$51,564,352 as of December 31, 2014 and December 31, 2015, respectively)		351,505,821	471,175,849
Short-term bank loans and other debt (including short-term bank loans and other debt of the Consolidated VIEs without recourse to the primary beneficiary of US$65,370,159 and nil as of December 31, 2014 and December 31, 2015, respectively)	10	293,449,741	222,226,246
Customer deposits (including customer deposits of the Consolidated VIEs without recourse to the primary beneficiary of nil and US$11,510,875 as of December 31, 2014 and December 31, 2015, respectively)	14	107,163,398	64,451,511
Income tax payable (including income tax payable of the Consolidated VIEs without recourse to the primary beneficiary of US$517,631 and US$9,011,064 as of December 31, 2014 and December 31, 2015, respectively)		62,429,274	106,034,490
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiary of US$125,420 and nil as of December 31, 2014 and December 31, 2015, respectively)	15	91,202,159	57,692,275
Other payables and accrued liabilities (including other payables and accrued liabilities of the Consolidated VIEs without recourse to the primary beneficiary of US$5,769,652 and US$9,884,086 as of December 31, 2014 and December 31, 2015, respectively)	17	74,088,090	106,126,369
Payroll and welfare payable (including payroll and welfare payable of the Consolidated VIEs without recourse to the primary beneficiary of US$1,744,275 and US$2,017,480 as of December 31, 2014 and December 31, 2015, respectively)		18,456,857	22,966,053
Current portion of long-term bank loans and other debt (including current portion of long-term bank loans and other debt of the Consolidated VIEs without recourse to the primary beneficiary of US$208,789,155 and US$122,890,230 as of December 31, 2014 and December 31, 2015, respectively)	11,12	586,841,245	594,834,196
Current maturities of capital lease obligations	13	3,010,201	3,065,612
Mandatorily redeemable non-controlling interests	2(a)	4,486,027	2,309,967

Total current liabilities		1,592,632,813	1,650,882,568

Long-term bank loans (including long-term bank loans of the Consolidated VIEs without recourse to the primary beneficiary of US$13,074,032 and nil as of December 31, 2014 and December 31, 2015, respectively)	11	52,296,127	13,859,800
Deferred tax liabilities	15	9,825,083	13,500,239
Unrecognized tax benefits	15	14,005,004	17,842,283
Other long-term debt (including other long-term debt of the Consolidated VIEs without recourse to the primary beneficiary of US$69,050,361 and US$65,603,055 as of December 31, 2014 and December 31, 2015, respectively)	12	576,204,491	910,007,958
Capital lease obligations, net of current maturities	13	23,499,642	18,111,007
Mandatorily redeemable non-controlling interests (including mandatorily redeemable non-controlling interests of the Consolidated VIEs without recourse to the primary beneficiary of nil and US$615,991 as of December 31, 2014 and December 31, 2015, respectively)	2(a)	2,451,381	1,231,982
Total liabilities		2,270,914,541	2,625,435,837

Commitments and contingencies	22	-	-

Shareholders’ equity
Common shares, US$0.0001 par value:
Authorized-500,000,000 shares; shares issued and outstanding-142,802,936 shares as of December 31, 2015 (December 31, 2014: 147,019,802 shares)	19	15,831	15,835
Treasury shares	19	(20,696,268)	(24,045,440)
Additional paid-in capital		530,670,112	531,233,336
Statutory reserves		72,829,487	80,049,764
Retained earnings		273,254,963	317,765,089
Accumulated other comprehensive income	24	104,557,008	30,951,837

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity		960,631,133	935,970,421

Non-controlling interest	25	(19,440)	(18,819)

Total equity		960,611,693	935,951,602

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,231,526,234	3,561,387,439

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2013, 2014 and 2015

(All amounts stated in US$, except for number of shares data)

		Year ended December 31
	Notes	2013	2014	2015
		US$	US$	US$
Revenue:
Real estate sales, net of sales taxes of US$52,090,833 in 2013, US$53,185,957 in 2014 and US$67,023,202 in 2015		874,926,633	892,825,892	1,134,466,776
Real estate lease income		5,989,766	4,936,186	6,573,263
Other revenue		16,821,657	21,985,595	23,283,959

Total revenue		897,738,056	919,747,673	1,164,323,998

Costs of revenue:
Cost of real estate sales		(590,935,635)	(650,573,170)	(866,242,863)
Cost of real estate lease income		(1,596,231)	(3,173,215)	(3,956,322)
Other costs		(6,208,324)	(23,835,732)	(21,134,707)

Total costs of revenue		(598,740,190)	(677,582,117)	(891,333,892)

Gross profit		298,997,866	242,165,556	272,990,106
Selling and distribution expenses		(20,724,181)	(39,493,575)	(52,126,074)
General and administrative expenses		(64,498,306)	(105,622,486)	(115,329,011)

Operating income		213,775,379	97,049,495	105,535,021
Interest income		11,681,487	14,577,322	24,503,736
Interest expense		(16,862,532)	(28,200,767)	(20,281,416)
Loss on extinguishment of debt	12	-	(9,848,931)	-
Net realized gain on short-term investments	3	-	3,128,014	603,078
Unrealized gain on short-term investments	3	-	122,033	49,443
Exchange gains		-	706,108	403,286
Other income		1,538,968	3,212,606	5,945,120
Share of (loss)/gain of equity investee	8	(117,188)	(1,691,897)	2,234,635

Income from operations before income taxes		210,016,114	79,053,983	118,992,903

Income taxes	15	(83,659,850)	(30,557,618)	(52,511,318)

Net income		126,356,264	48,496,365	66,481,585
Net income attributable to non-controlling interest	25	-	19,365	522

Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders		126,356,264	48,515,730	66,482,107

Earnings per share:
Basic	20	0.87	0.32	0.47
Diluted	20	0.85	0.29	0.45

Shares used in computation:
Basic	20	145,733,028	151,935,765	142,625,427
Diluted	20	149,464,556	177,118,235	146,487,949

Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments		25,910,940	(3,354,027)	(73,604,028)

Comprehensive income		152,267,204	45,142,338	(7,122,443)
Less: comprehensive loss/(income) attributable to non-controlling interest		-	19,440	(621)

Comprehensive income attributable to Xinyuan Real Estate Co., Ltd. shareholders		152,267,204	45,161,778	(7,123,064)

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2013, 2014 and 2015

(All amounts stated in US$, except for number of shares data)

	Year ended December 31
	2013	2014	2015
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	126,356,264	48,496,365	66,481,585
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,137,122	6,998,122	8,751,664
Stock-based compensation expenses	427,989	2,736,313	3,774,826
Deferred tax (benefit)/expense	(24,396,928)	9,437,344	(25,580,665)
Amortization of deferred charges	640,565	1,620,695	2,378,767
Share of loss/(income) in an equity investee	117,188	1,691,897	(2,234,635)
Exchange gains	-	(706,108)	(403,286)
Changes in unrecognized tax benefit	7,083,038	(2,228,532)	4,150,919
Loss on extinguishment of debt (Note 12)	-	9,848,931	-
Net realized gain on short-term investments	-	(3,128,014)	(603,078)
Unrealized gain on short-term investments	-	(122,033)	(49,443)
Proceeds from disposal of short-term investments	-	76,528,665	26,524,907
Purchase of short-term investments	-	(79,264,198)	(21,363,193)
Others	70,061	166,750	(38,195)

Changes in operating assets and liabilities:
Accounts receivable	(5,271,522)	(6,932,612)	(28,650,522)
Real estate properties held for sale	5,667,159	4,338,824	1,185,217
Real estate properties development completed	2,337,904	8,932,570	(9,357,412)
Real estate properties under development	13,062,014	(762,186,342)	(23,151,082)
Real estate properties held for lease	(37,843,406)	(11,052,625)	(9,197,390)
Advances to suppliers	(3,888,968)	(14,484,990)	(24,573,309)
Other receivables	18,068,583	(124,825,380)	(21,400,932)
Deposits for land use rights	(247,456,209)	(3,411,626)	(94,952,534)
Other deposits and prepayments	(50,252,524)	(48,556,579)	(114,766,016)
Other current assets	162,309	(138,513)	656,158
Amounts due from related party	(807,019)	(124,099,452)	62,518,780
Amounts due from employees	77,030	8,921	(316,946)
Other assets	(305,640)	(4,427,986)	(4,328,591)
Accounts payable	(54,094,569)	157,267,231	144,250,668
Customer deposits	23,156,867	32,027,383	(38,092,541)
Income tax payable	42,740,736	(58,549,759)	49,189,884
Other payables and accrued liabilities	(40,364,427)	842,663	38,869,980
Payroll and welfare payable	9,604,240	(1,142,361)	5,791,340
Accrued interest	(1,352,000)	-	-

Net cash used in operating activities	(213,324,143)	(884,314,436)	(4,535,075)

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

	Year ended December 31
	2013	2014	2015
	US$	US$	US$
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of properties held for lease and property and equipment	831,029	39,011	8,992
Purchase of property and equipment	(3,481,806)	(5,932,847)	(2,477,039)
Acquisition of subsidiary, net of cash acquired (Note 9)	(91,342,920)	(9,997,800)	-
Acquisition of other long-term investment	-	-	(32,681,875)
Interests in an equity investee	(5,967,905)	-	-
Proceeds from disposal of available-for-sale securities	-	-	6,284,380
Purchase of available-for-sale securities	-	-	(6,137,451)

Net cash used in investing activities	(99,961,602)	(15,891,636)	(35,002,993)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	5,060,918	1,080,530	48,400
Issuance of treasury shares	32,792,232	-	-
Purchase of shares under Restricted Stock Unit (“RSU”) plan	-	(7,042,725)	(3,259,998)
Purchase of treasury shares (Note 19)	(5,767,159)	(17,610,787)	(3,349,172)
Dividends to shareholders	(14,724,740)	(15,288,919)	(14,751,703)
(Increase)/decrease in restricted cash	(98,268,476)	(177,026,061)	53,913,283
Repayments of short-term bank loans and current portion of long-term bank loans	(269,462,794)	(63,657,978)	(576,757,761)
Proceeds from short-term bank loans and current portion of long-term bank loans	80,831,640	483,446,420	584,233,410
Repayment of long-term bank loans	(8,070,189)	-	(38,540,493)
Proceeds from long-term bank loans	146,877,442	52,096,830	8,029,269
Repayment of other short-term debt	(29,200,000)	-	(169,096,413)
Proceeds from other short-term debt	-	162,802,592	8,511,026
Repayment of other long-term debt	(40,000,000)	(122,973,761)	(17,854,351)
Proceeds from other long-term debt	608,703,539	175,592,700	485,351,457
Capital lease payments	(5,274,409)	(2,765,286)	(3,966,658)
Repayment of mandatorily redeemable non-controlling interest	-		(4,408,069)
Proceeds from mandatorily redeemable non-controlling interest	-	6,910,970	1,284,683
Loss on extinguishment of debt (Note12)	-	(9,848,931)	-
Deferred charges	(9,585,309)	(10,649,965)	(3,104,812)

Net cash provided by financing activities	393,912,695	455,065,629	306,282,098

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	80,626,950	(445,140,443)	266,744,030

Effect of exchange rate changes on cash and cash equivalents	10,287,380	(1,483,929)	(19,710,692)
Cash and cash equivalents, at beginning of year	496,204,796	587,119,126	140,494,754

CASH AND CASH EQUIVALENTS, AT END OF YEAR	587,119,126	140,494,754	387,528,092

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Incomes taxes paid	63,850,859	94,316,553	55,564,648
Interest paid	32,710,830	141,052,901	187,209,963

SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING ACTIVITIES
Purchase of property and equipment through capital lease	29,391,862	-	-

The accompanying notes are an integral part of these consolidated financial statements.

 XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2013, 2014 and 2015

(All amounts stated in US$, except for number of shares data)

	Number of Shares	Common Shares	Treasury Shares	Additional Paid-in Capital	Statutory Reserves	Retained Earnings / (Accumulated Deficit)	Accumulated Other Comprehensive Income / (Loss) (Note 24)	Total	Non-controlling Interest	Total
		US$	US$	US$	US$	US$	US$	US$	US$	US$

BALANCE AT DECEMBER 31, 2012	141,938,398	15,358	(13,667,122)	511,964,127	49,622,317	151,603,798	82,000,020	781,538,498	-	781,538,498

Exercise of share options	4,703,810	470	-	6,101,049	-	-	-	6,101,519	-	6,101,519
Treasury share repurchases (Note 19)	(2,629,716)	-	(5,767,159)	-	-	-	-	(5,767,159)	-	(5,767,159)

Shares issued to TPG Asia VI SF Pte. Ltd(Note 2(ab))	12,000,000	-	16,348,800	16,443,432	-	-	-	32,792,232	-	32,792,232
Other comprehensive income	-	-	-	-	-	-	25,910,940	25,910,940	-	25,910,940
Stock-based compensation expenses	-	-	-	427,989	-	-	-	427,989	-	427,989
Net income	-	-	-	-	-	126,356,264	-	126,356,264	-	126,356,264
Appropriation to statutory reserves	-	-	-	-	18,924,883	(18,924,883)	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(14,724,740)	-	(14,724,740)	-	(14,724,740)

BALANCE AT DECEMBER 31, 2013	156,012,492	15,828	(3,085,481)	534,936,597	68,547,200	244,310,439	107,910,960	952,635,543	-	952,635,543

Exercise of share options	33,000	3	-	39,927	-	-	-	39,930	-	39,930
Treasury share repurchases (Note 19)	(9,025,690)	-	(17,610,787)	-	-	-	-	(17,610,787)	-	(17,610,787)

Shares repurchased under RSU plan	-	-	-	(7,042,725)	-	-	-	(7,042,725)	-	(7,042,725)

Other comprehensive loss	-	-	-	-	-	-	(3,353,952)	(3,353,952)	(75)	(3,354,027)
Stock-based compensation expenses	-	-	-	2,736,313	-	-	-	2,736,313	-	2,736,313
Net income	-	-	-	-	-	48,515,730	-	48,515,730	(19,365)	48,496,365
Appropriation to statutory reserves	-	-	-	-	4,282,287	(4,282,287)	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(15,288,919)	-	(15,288,919)	-	(15,288,919)

BALANCE AT DECEMBER 31, 2014	147,019,802	15,831	(20,696,268)	530,670,112	72,829,487	273,254,963	104,557,008	960,631,133	(19,440)	960,611,693

Exercise of share options	40,000	4	-	48,396	-	-	-	48,400	-	48,400
Treasury share repurchases (Note 19)	(2,179,902)	-	(3,349,172)	-	-	-	-	(3,349,172)	-	(3,349,172)

Shares repurchased under RSU plan	(2,076,964)	-	-	(3,259,998)	-	-	-	(3,259,998)	-	(3,259,998)

Other comprehensive loss	-	-	-	-	-	-	(73,605,171)	(73,605,171)	1,143	(73,604,028)
Stock-based compensation expenses	-	-	-	3,774,826	-	-	-	3,774,826	-	3,774,826
Net income	-	-	-	-	-	66,482,107	-	66,482,107	(522)	66,481,585
Appropriation to statutory reserves	-	-	-	-	7,220,277	(7,220,277)	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(14,751,704)	-	(14,751,704)	-	(14,751,704)
BALANCE AT DECEMBER 31, 2015	142,802,936	15,835	(24,045,440)	531,233,336	80,049,764	317,765,089	30,951,837	935,970,421	(18,819)	935,951,602

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015

For the years ended December 31, 2013, 2014 and 2015

(All amounts stated in US$, except for number of shares data)

1. Background information of business and organization

Xinyuan Real Estate Co., Ltd. (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in residential real estate development and the provision of property management services. The Group’s operations are conducted mainly in the People’s Republic of China (“PRC”). In 2012, the Group expanded its business into the U.S. residential real estate market and established Vista Sierra, LLC, XIN Irvine, LLC and 421 Kent Development, LLC to acquire three projects in Reno, Nevada, Irvine, California and Brooklyn, New York, respectively. On April 6, 2012, September 25, 2012 and December 9, 2015, Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd. , Henan Wanzhong Real Estate Co., Ltd. and Kunming Huaxia Xinyuan Real Estate Co., Ltd., subsidiaries of the Company, were liquidated, respectively. On October 18, 2013, Kunshan Xinyuan Real Estate Co., Ltd. (“Kunshan Xinyuan”) acquired a 100% equity interest in Jiangsu Jiajing Real Estate Co., Ltd. On January 27, 2014, Xinyuan (China) Real Estate, Ltd. acquired a 100% equity interest in Sanya Beida Science and Technology Park Industrial Development Co., Ltd. (“Sanya Beida”). On April 11, 2014, Kunshan Xinyuan acquired a 100% equity interest in Shanghai Junxin Real Estate Co., Ltd. (“Shanghai Junxin”). The Sanya Beida and Shanghai Junxin acquisitions were accounted for as asset acquisitions. Pursuant to the Share Transfer Agreement entered into by Kunshan Xinyuan and CITIC Trust Co., Ltd. (“CITIC”) on May 27, 2014, 49% of the equity interest in Shanghai Junxin was transferred to CITIC. Pursuant to the Share Transfer Agreement entered into by Shandong Xinyuan and Shenzhen Ping’an Dahua Huitong Wealth Management Co., Ltd. (“Ping’an”) on June 24, 2014, 5% of the equity interest in Jinan Xinyuan Wanzhuo Real Estate Co., Ltd. (“Jinan Wanzhuo”) was transferred to Ping’an. Pursuant to the Share Transfer Agreement entered into by Xinyuan (China) Real Estate, Ltd. and Shenzhen Lianxin Investment Management Co., Ltd. (“Lianxin”) on September 15, 2014, 25% of the equity interest in Changsha Xinyuan Wanzhuo Real Estate Co., Ltd. (“Changsha Wanzhuo”) was transferred to Lianxin. In December 2014, the Group expanded its business into the Malaysia residential real estate market through acquisition of 100% equity interest in XIN Eco Marine Group Properties Sdn Bhd (formerly named EMG Group Properties Sdn Bhd) (see Note 9).

On March 2 and May 15, 2015, Shandong Xinyuan Real Estate Co., Ltd. (“Shandong Xinyuan”) acquired 82% and 18% equity interest, respectively, in Shandong Renju Real Estate Co., Ltd. (“Shandong Renju”). The Shandong Renju acquisition was accounted for as asset acquisition. Pursuant to the Share Transfer Agreement entered into by Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”) and Ping’an on March 5, 2015, 20% of the equity interest in Zhengzhou Shengdao Real Estate Co., Ltd. (“Zhengzhou Shengdao”) was transferred to Ping’an.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015

For the years ended December 31, 2013, 2014 and 2015

(All amounts stated in US$, except for number of shares data)

As of December 31, 2015, subsidiaries of the Company and its consolidated variable interest entities included the following entities:

Company Name	Registered Place and Date of Incorporation	Paid-up Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Xinyuan International Property Investment Co., Ltd.	Cayman Islands October 6, 2011	US$	500,000	100%	Investment holding company

Xinyuan International (HK) Property Investment Co., Limited.	Hong Kong October 26, 2011	HK$	3,000,000	100%	Investment holding company

XIN Development Group International Inc.	United States November 10, 2011	US$	0	100%	Investment holding company

Xinyuan Real Estate, Ltd. (“Xinyuan”)	Cayman Islands January 27, 2006	US$	50,000,000	100%	Investment holding company

South Glory International Ltd.	Hong Kong January 17, 2001	HK$	10,000	100%	Investment holding company

Victory Good Development Ltd.	Hong Kong January 17, 2001	HK$	10,000	100%	Investment holding company

Elite Quest Holdings Ltd.	Hong Kong November 19, 2001	HK$	10,000	100%	Investment holding company

XIN Irvine, LLC	United States July 12, 2012	US$	50,000	100%	Real estate development

Vista Sierra, LLC	United States May 1, 2012	US$	0	100%	Real estate development

XIN Development Management East, LLC	United States August 28, 2012	US$	1,000	100%	Property management services

XIN NY Holding, LLC	United States August 29, 2012	US$	1,000	100%	Investment holding company

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

As of December 31, 2014 and 2015

For the years ended December 31, 2013, 2014 and 2015

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Paid-up Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
421 Kent Development, LLC	United States August 29, 2012	US$	1,000	100%	Real estate development

Xinyuan Sailing Co., Ltd.	Hong Kong June 21, 2013	HK$	3,000,000	100%	Investment holding company

AWAN Plasma Sdn Bhd	Malaysia April 16, 2007	MYR	33,577,000	100%	Real estate development

XIN Eco Marine Group Properties Sdn Bhd	Malaysia July 9, 2014	MYR	33,217,000	100%	Investment holding company

Xinyuan Internet Finance Co., Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company

New Dawn International Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company

New Legend International Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company

NewPoint International Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company

NewGrace International Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company

China Online Finance Research Institute Limited	Hong Kong July 17, 2015	US$	1,000,000	100%	Dormant

Genesis Ocean Investments Ltd.	Hong Kong August 19, 2015	HK$	100	100%	Investment holding company

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

As of December 31, 2014 and 2015

For the years ended December 31, 2013, 2014 and 2015

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Paid-up Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Honest View Development Ltd.	Hong Kong August 19, 2015	HK$	100	100%	Investment holding company

Honour Triumph Enterprises Ltd.	Hong Kong August 19, 2015	HK$	100	100%	Investment holding company

Well Poly Holdings Ltd.	Hong Kong August 19, 2015	HK$	100	100%	Investment holding company

Zhengzhou Yasheng Construction Material Co., Ltd.	PRC October 22, 2013	US$	50,000,000	100%	Sales of construction materials

Zhengzhou Jiasheng Real Estate Co., Ltd.	PRC December 2, 2013	US$	60,000,000	100%	Real estate development

Zhengzhou Yusheng Landscape Design Co., Ltd.	PRC December 25, 2013	US$	70,000,000	100%	Landscaping engineering and management

Xinyuan (China) Real Estate, Ltd. (“WFOE”)	PRC April 10, 2006	US$	307,000,000	100%	Investment holding company

Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”)	PRC May 19, 1997	RMB	200,000,000	100%	Real estate development

Qingdao Xinyuan Xiangrui Real Estate Co., Ltd.	PRC February 9, 2006	RMB	10,000,000	100%	Real estate development

Shandong Xinyuan Real Estate Co., Ltd. (“Shandong Xinyuan”)	PRC June 2, 2006	RMB	300,000,000	100%	Real estate development

Xinyuan Property Service Co., Ltd.	PRC December 28, 1998	RMB	50,000,000	100%	Property management services

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

As of December 31, 2014 and 2015

For the years ended December 31, 2013, 2014 and 2015

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Paid-up Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Zhengzhou Mingyuan Landscape Engineering Co., Ltd.	PRC February 17, 2004	RMB	2,000,000	100%	Landscaping engineering and management

Zhengzhou Xinyuan Computer Network Engineering Co., Ltd.	PRC May 26, 2004	RMB	2,000,000	100%	Installation of intercom systems

Henan Xinyuan Wanzhuo Real Estate Co., Ltd. (“Henan Wanzhuo”)	PRC December 29, 2011	RMB	20,000,000	100%	Real estate development

Suzhou Xinyuan Real Estate Development Co., Ltd. (“Suzhou Xinyuan”)	PRC November 24, 2006	RMB	200,000,000	100%	Real estate development

Anhui Xinyuan Real Estate Co., Ltd.	PRC December 7, 2006	RMB	50,000,000	100%	Real estate development

Kunshan Xinyuan Real Estate Co., Ltd.	PRC January 31, 2008	RMB	200,000,000	100%	Real estate development

Xinyuan Real Estate (Chengdu) Co., Ltd.	PRC June 12, 2007	RMB	220,000,000	100%	Real estate development

Xuzhou Xinyuan Real Estate Co., Ltd.	PRC November 09, 2009	RMB	200,000,000	100%	Real estate development

Henan Xinyuan Jiye Real Estate Co., Ltd.	PRC November 15, 2009	RMB	50,000,000	100%	Real estate development

Beijing Xinyuan Wanzhong Real Estate Co., Ltd. (“Beijing Wanzhong”)	PRC March 4, 2008	RMB	900,000,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

As of December 31, 2014 and 2015

For the years ended December 31, 2013, 2014 and 2015

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Paid-up Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Beijing Heju Management Consulting Service Co., Ltd.	PRC January 16, 2009	RMB	30,000,000	100%	Real estate development

Xinyuan Renju (Beijing) Asset Management Co., Ltd.	PRC January 16, 2009	RMB	30,000,000	100%	Real estate development

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (“Jiantou Xinyuan”)	PRC June 13, 2005	RMB	10,000,000	100%	Real estate development

Beijing Xinyuan Priority Real Estate Consulting Co., Ltd.	PRC March 8, 2012	RMB	30,000,000	100%	Real estate consulting services

Henan Xinyuan Priority Commercial Management Co., Ltd.	PRC August 10, 2012	RMB	2,000,000	100%	Leasing management services

Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC September 20, 2012	RMB	200,000,000	100%	Real estate development

Beijing Xinyuan Jiye Real Estate Co., Ltd.	PRC February 17, 2013	RMB	200,000,000	100%	Real estate development

Jiangsu Jiajing Real Estate Co., Ltd.	PRC March 28, 2005	RMB	150,000,000	100%	Real estate development

Beijing XIN Media Co., Ltd.	PRC July 10, 2013	RMB	10,000,000	100%	Culture and Media services

Xingyang Xinyuan Real Estate Co., Ltd.	PRC July 25, 2013	RMB	200,000,000	100%	Real estate development

APEC Construction Investment (Beijing) Co., Ltd.	PRC August 1, 2013	RMB	100,000,000	100%	Dormant

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

As of December 31, 2014 and 2015

For the years ended December 31, 2013, 2014 and 2015

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Paid-up Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Beijing Xinxiang Huicheng Decoration Co., Ltd.	PRC October 18, 2013	RMB	10,000,000	100%	Property decoration services

Xinrongji (Beijing) Investment Co., Ltd.	PRC December 25, 2013	RMB	100,000,000	100%	Dormant

Sanya Beida Science and Technology Park Industrial Development Co., Ltd.	PRC January 10, 2014	RMB	200,000,000	100%	Real estate development

Chengdu Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC February 21, 2014	RMB	50,000,000	100%	Real estate development

Kunming Huaxia Xinyuan Real Estate Co., Ltd.*	PRC May 27, 2014	RMB	100,000,000	80%	Real estate development

Zhengzhou Hengsheng Real Estate Co., Ltd.	PRC June 19, 2014	RMB	20,000,000	100%	Real estate development

Beijing Xinyuan Xindo Park E-commerce Co., Ltd.	PRC August 12, 2014	RMB	202,000,000	100%	Electronic commerce

Beijing Economy Cooperation Ruifeng Investment Co., Ltd.	PRC September 15, 2014	RMB	20,000,000	90%	Real estate development

Tianjin Xinyuan Real Estate Co., Ltd.	PRC September 17, 2014	RMB	100,000,000	100%	Real estate development

Xi’an Xinyuan Metropolitan Business Management Co., Ltd.	PRC November 25, 2014	RMB	3,000,000	100%	Property management services

Beijing Xinleju Technology Development Co., Ltd.	PRC December 24, 2014	RMB	10,000,000	100%	Technical service

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

As of December 31, 2014 and 2015

For the years ended December 31, 2013, 2014 and 2015

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Paid-up Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Changsha Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC April 3, 2014	RMB	100,000,000	100%	Real estate development

Shanghai Junxin Real Estate Co., Ltd. (“Shanghai Junxin”)	PRC January 16, 2014	RMB	5,000,000	100%	Real estate development

Beijing Yue-Mart Commerce and Trade Co., Ltd	PRC January 1, 2015	RMB	30,000,000	100%	Retail store

Beijing Xinhe Investment Development Co., Ltd	PRC May 5, 2015	RMB	5,000,000	100%	Investment holding

Jinan Yue-Mart Commerce and Trade Co., Ltd	PRC December 4, 2015	RMB	3,000,000	100%	Retail store

Henan Yue-Mart Commerce and Trade Co., Ltd	PRC March 23, 2015	RMB	10,000,000	100%	Retail store

Henan Xinyuan Guangsheng Real Estate Co., Ltd.	PRC July 27, 2015	RMB	40,000,000	100%	Real estate development

Shanghai Hexinli Property Management Center (Limited partnership)	PRC July 28, 2015	RMB	100,000	100%	Property management services

Shenzhen Xilefu Internet Financial Service Co., Ltd.	PRC June 12, 2015	RMB	5,000,000	100%	Dormant

Shenzhen Xileju Technology Development Co., Ltd.	PRC June 4, 2015	RMB	5,000,000	100%	Intelligent information system development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

As of December 31, 2014 and 2015

For the years ended December 31, 2013, 2014 and 2015

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Paid-up Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Henan Xinyuan Real Estate Marketing Co., Ltd.	PRC July 30, 2015	RMB	1,000,000	100%	Real estate marketing

Shandong Xinyuan Renju Real Estate Co., Ltd. **	PRC November 19, 2011	RMB	50,000,000	100%	Real estate development

VIEs:
Jinan Xinyuan Wanzhuo Real Estate Co., Ltd. (“Jinan Wanzhuo”)	PRC December 4, 2013	RMB	300,000,000	95%	Real estate development

Henan Xinyuan Quansheng Real Estate Co., Ltd.(“Henan Quansheng”)	PRC January 14, 2015	RMB	40,000,000	90%	Real estate development

Zhengzhou Shengdao Real Estate Co., Ltd. (“Zhengzhou Shengdao”)	PRC October 14, 2013	RMB	20,000,000	80%	Real estate development

* Liquidated on December 9, 2015.

** Acquired on March 1, 2015.

Equity holdings remained unchanged throughout the year ended December 31, 2015 except for Shanghai Junxin, Zhengzhou Shengdao, Henan Quansheng and Changsha Wanzhuo (see note 1 and 2(a)).

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

In accordance with ASC 810 Consolidation Jinan Wanzhuo, Henan Quansheng and Zhengzhou Shengdao as of December 31, 2015 and Shanghai Junxin, Jinan Wanzhuo and Changsha Wanzhuo as of December 31, 2014 are variable interest entities as they were not established with sufficient equity at risk to finance their activities without additional subordinated financial support. As of December 31, 2014, the Company was considered as the primary beneficiary of Shanghai Junxin, Jinan Wanzhuo and Changsha Wanzhuo, as it has the power to direct the activities of Shanghai Junxin, Jinan Wanzhuo and Changsha Wanzhuo that most significantly impact their economic performance and has the obligation to absorb the losses and the right to receive benefits from Shanghai Junxin, Jinan Wanzhuo and Changsha Wanzhuo through its voting interest underlying the 51%, the 95% and the 75% equity interests, respectively, in accordance with PRC Company Law and the articles of association of Shanghai Junxin, Jinan Wanzhuo and Changsha Wanzhuo, respectively. Based on the above, Shanghai Junxin, Jinan Wanzhuo and Changsha Wanzhuo are consolidated by the Company. As of December 31,2015, the Company is considered as the primary beneficiary of Jinan Wanzhuo , Henan Quansheng and Zhengzhou Shengdao, as it has the power to direct the activities of Jinan Wanzhuo, Henan Quansheng and Zhengzhou Shengdao that most significantly impact their economic performance and has the obligation to absorb the losses and the right to receive benefits from Jinan Wanzhuo , Henan Quansheng and Zhengzhou Shengdao through its voting interest underlying the 95%, the 90% and the 80% equity interests, respectively, in accordance with PRC Company Law and the articles of association of Jinan Wanzhuo, Henan Quansheng and Zhengzhou Shengdao, respectively. Based on the above, Jinan Wanzhuo, , Henan Quansheng and Zhengzhou Shengdao are consolidated by the Company.

Shanghai Junxin, with registered capital of US$0.8 million (RMB5.0 million), was acquired by the Company on April 11, 2014, for the purpose of acquiring a parcel of land located in Shanghai and undertaking a residential property development project accordingly. On May 27, 2014 (“transaction date”), an unrelated trust company purchased 49% of the equity interest in Shanghai Junxin and lent US$81.2 million (RMB497.6 million) to Shanghai Junxin. The loan is for a two-year term and bears interest at an annual rate of 11.5% for the first year and 15.5% for the second year. As of December 31, 2014, Shanghai Junxin had one project under construction. Pursuant to the share purchase agreement, the 49% of non-controlling equity interest of Shanghai Junxin will be repurchased by the Company in cash at the earlier of the second anniversary of the transaction date or the day after the Company’s repayment of the shareholder’s loan above. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480 Distinguishing Liabilities From Equity. On January 12, 2015, the Company repurchased the 49% equity interest of Shanghai Junxin from CITIC and Shanghai Junxin ceased to be VIE.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Jinan Wanzhuo, with registered capital of US$48.8 million (RMB300.0 million), was established by the Company on December 4, 2013, for the purpose of undertaking a residential property development project in Jinan, Shandong province. On June 24, 2014 (“transaction date”), an unrelated asset management company purchased 5% of the equity interest in Jinan Wanzhuo and lent US$111.7 million (RMB685.0 million) to Jinan Wanzhuo. The loan is for a two-year term and bears interest at an annual rate of 11.24%. As of December 31, 2015, Jinan Wanzhuo had one project under construction. Pursuant to the share purchase agreement, the 5% of non-controlling equity interest of Jinan Wanzhuo will be repurchased by the Company in cash at the earlier of the second anniversary of the transaction date, or the date the Company elects to repurchase the 5% equity interest of Jinan Wanzhuo. The Company can exercise its right of redemption starting from the first anniversary of the transaction date. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480 Distinguishing Liabilities From Equity. In addition, since the Company planned to repurchase the 5% equity interest of Jinan Wanzhuo within the next 12 months, the liability is classified as current liability.

Changsha Wanzhuo, with registered capital of US$16.3 million (RMB100.0 million), was established by the Company on April 3, 2014, for the purpose of undertaking a residential property development project in Changsha, Hunan province. On September 15, 2014 (“transaction date”), an unrelated investment management company purchased 25% of the equity interest in Changsha Wanzhuo and lent US$65.4 million (RMB400.0 million) to Changsha Wanzhuo. The loan is for a nine-month term and bears interest at an annual rate of 12%. As of December 31, 2014, Changsha Wanzhuo had one project under construction. Pursuant to the share purchase agreement, the 25% of non-controlling equity interest of Changsha Wanzhuo will be repurchased by the Company in cash at the date of full repayment of the loan above. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480 Distinguishing Liabilities From Equity. On May 29, 2015, the Company repurchased the 25% equity interest of Changsha Wanzhuo from Lianxin and Changsha Wanzhuo ceased to be VIE .

Zhengzhou Shengdao, with registered capital of US$3.3 million (RMB20.0 million), was established by the Company on October 14, 2013, for the purpose of undertaking a residential property development project in Zhengzhou, Henan province. On March 5, 2015 (“transaction date”), an unrelated asset management company purchased 20% of the equity interest in Zhengzhou Shengdao and lent US$86.0million (RMB526.0 million) to Zhengzhou Shengdao. The loan is for a two-year term and bears interest at an annual rate of 10.984%. As of December 31, 2015, Zhengzhou Shengdao had two projects under construction. Pursuant to the share purchase agreement, the 20% of non-controlling equity interest of Zhengzhou Shengdao will be repurchased by the Company in cash at the earlier of the second anniversary of the transaction date, or the date the Company elects to repurchase the 20% equity interest of Zhengzhou Shengdao. The Company can exercise its right of redemption starting from the first anniversary of the transaction date. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480 Distinguishing Liabilities From Equity. In addition, since the Company has no intention to repurchase the 20% equity interest of Zhengzhou Shengdao within the next 12 months, the liability is classified as non-current liability.

Henan Quansheng, with registered capital of US$6.5 million (RMB40.0 million), was established by the Company on January 14, 2015, for the purpose of undertaking a residential property development project in Zhengzhou, Henan province. On March 23, 2015 (“transaction date”), an unrelated asset management company purchased 10% of the equity interest in Henan Quansheng and lent US$38.1 million (RMB233.0 million) to Henan Quansheng. The loan is for a two-year term and bears interest at an annual rate of 11%. As of December 31, 2015, Henan Quansheng had one project under construction. Pursuant to the share purchase agreement, the 10% of non-controlling equity interest of Henan Quansheng will be repurchased by the Company in cash at the earlier of the second anniversary of the transaction date, or the date the Company elects to repurchase the 10% equity interest of Henan Quansheng. The Company can exercise its right of redemption starting from the first anniversary of the transaction date. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480 Distinguishing Liabilities From Equity. In addition, since the Company has no intention to repurchase the 10% equity interest of Henan Quansheng within the next 12 months, the liability is classified as non-current liability.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The carrying amounts and classifications of the assets and liabilities of the VIEs are as follows:

	December 31, 2014	December 31, 2015
	US$	US$
Current assets	681,567,691	412,763,119
Non-current assets	2,268,129	7,469,208
Total assets	683,835,820	420,232,327

Current liabilities	537,233,210	262,759,976
Non-current liabilities	82,124,393	66,219,046

Total liabilities	619,357,603	328,979,022

The financial performance and cash flows of the VIEs are as follows:

	Year ended December 31, 2014	Year ended December 31, 2015
	US$	US$
Revenue	25,715,106	168,108,983
Cost of revenue	(21,406,445)	(125,707,809)
Net (loss)/profit	(1,702,533)	9,944,795
Net cash used in operating activities	(252,000,125)	(4,601,835)
Net cash used in investing activities	(799,144)	(6,098,628)
Net cash provided by financing activities	358,987,226	35,532,406

As of December 31, 2015, the current liabilities of the VIEs included amounts due to subsidiaries of the Group of US$55,881,889 (2014:214,657,398), which was eliminated upon consolidation by the Company.

As of December 31, 2015, the land use rights included in real estate properties under development of the VIEs of US$289,057,933 (2014:404,133,649) were pledged as collateral for bank loans and other debt. Creditors of the VIEs have no recourse to the general credit of the primary beneficiary.

The VIEs contributed 14.4% (2014:2.8%) of the Company’s consolidated revenues for the year ended December 31, 2015.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment and capital lease, allowance for doubtful debt associated with accounts receivable, other receivables, deposit for land use rights, other deposits and prepayments and advances to suppliers, fair values of the purchase price allocation with respect to business combinations, revenue recognition for percentage of completion method, accounting for the share-based compensation, classification of financial instruments, accounting for mandatorily redeemable non-controlling interests, accounting for deferred income taxes, impairment of real estate properties under development, real estate properties held for lease and long-term investments, and provision necessary for contingent liabilities. Management analyzed the forecasted cash flows for the twelve months from December 31, 2015, which indicates that the Group will have sufficient liquidity from cash flows generated by operations and existing credit facilities and therefore, there will be sufficient financial resources to settle borrowings and payables that will be due in the next twelve months. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

(c) Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, restricted deposit, short-term investments, accounts receivable, other deposits and prepayments, due from employees, due from related party, other receivables, investment in joint venture and other long-term investment, accounts payable, customer deposits, other payables and accrued liabilities, and borrowings. The carrying amounts of cash and cash equivalents, restricted cash, restricted deposit, short-term investments, accounts receivable, other deposits and prepayments, due from employees, due from related party, other receivables, accounts payable, customer deposits, other payables and accrued liabilities, and short-term bank borrowings approximate their fair value due to the short term maturities of these instruments. The Group is exposed to credit risk for financial assets and its maximum amount of loss in the event of non-performance by the counterparty is the recorded amount. The Group generally does not require collateral for its financial assets or liabilities, except as disclosed in Note 10, Note 11 and Note 12. Trading securities were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in profit and loss. Available-for-sale securities were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in accumulated comprehensive income.

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

In accordance with ASC 820, the investment in equity securities, real estate investment trusts (“REITs”) and money market instrument classified as trading security is within Level 1 as the Company measures the fair value using quoted trading prices that are published on a regular basis.

(d) Foreign currency translation

The Group’s financial information is presented in U.S. dollars. The functional currency of the Company is U.S. dollars. The functional currency of the Company’s subsidiaries in the PRC is Renminbi (“RMB”), the currency of the PRC. The functional currency of the Company’s subsidiaries in   Malaysia is Malaysian Ringgit (“MYR”), the currency of the Malaysia. The functional currency of the Company’s subsidiaries other than those in the PRC and Malaysia is U.S. dollars. Transactions by the Company’s subsidiaries in the PRC which are denominated in currencies other than RMB are remeasured into RMB at the exchange rate quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than RMB are included in the consolidated statements of comprehensive income as exchange gains. The consolidated financial statements of the Company’s subsidiaries have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The PRC subsidiaries’ financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

 XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

	December 31, 2013	December 31, 2014	December 31, 2015

Year end RMB: US$ exchange rate	6.0969	6.1190	6.4936
Period average RMB: US$ exchange rate	6.1956	6.1424	6.2272

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

Cash includes cash on hand and demand deposits in accounts maintained with various state-owned and private banks within the PRC, Hong Kong and United States. Total cash in banks at December 31, 2015 amounted to US$387,528,092 (December 31, 2014: US$140,494,754), of which the vast majority of deposits are not covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

(f) Restricted cash and restricted deposit

The Group is required to maintain certain deposits with banks that provide mortgage loans to the Group’s customers in order to purchase residential units from the Group (see Note 14). These balances are subject to withdrawal restrictions and totaled US$47,351,169 as of December 31, 2015 (December 31, 2014: US$29,674,355). The Group is also required to maintain certain deposits with banks and financial institutions that provide loans to the Group. As of December 31, 2015, the Group held US$315,786,041 (December 31, 2014: US$333,092,735) in its restricted cash accounts, representing funds received from loans, which were designated to finance permitted project development expenditures that are subject to approval by the lender. As of December 31, 2015, the Group also held US$232,351,854 (December 31, 2014: US$68,990,158) in its restricted cash accounts and held nil (December 31, 2014: US$69,357,738) in its restricted deposits accounts as security for its short-term loans (see Note 10), held nil (December 31, 2014: US$24,513,809) in its restricted cash accounts and nil (December 31, 2014: nil) in its restricted deposit accounts as security for its long-term loans and current portion of long-term loans (see Note 11), and held US$29,918,940 (December 31, 2014: US$68,672,151) in its restricted cash accounts as security for its other debts (see Note 12). These restricted cash deposits are not covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

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

 XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Costs of amenities transferred to buyers are allocated as common costs of the project that are allocated to specific units as a component of total construction costs. For amenities retained by the Group, costs in excess of the related fair value of the amenities are also treated as common costs. Results of operations of amenities retained by the Group are included in the current operating results.

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

The properties held for sale consist of finished lots for single family home communities and custom homes located in Reno, Nevada, U.S., and finished condominium units located in Irvine, California, U.S., which were acquired in the second and third quarter of 2012, respectively. All of the properties held for sale were sold as of December 31, 2015.

For the years ended December 31, 2013, 2014 and 2015, the Group did not recognize any impairment for real estate properties completed, under development and held for sale.

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

 Since 2013, PRC banks have tightened the distributions of mortgage loans to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. The Group took the position that the processing periods of the contracts with underlying mortgage loans exceeding one year cannot be recognized as revenue under the percentage of completion method. As a result, the Group reversed contracted sales amounts of US$4.2 million related to sales contracts of 28 apartments when determining revenue to be recognized under the percentage of completion method in 2015.

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

The effect of changes to total estimated contract cost or revenues, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under real estate properties under development. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits. As of December 31, 2014 and December 31, 2015, the gross amounts received from customers in excess of revenues recognized were US$223.5 million and US$280.2 million, respectively.

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

 XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

For the year ended December 31, 2013, revenue was recognized in the amount of US$1.2 million for the resale of several parcels of the Northern Nevada Land Portfolio and US$5.4 million for the sale of 7 of 15 finished condominium units located in Irvine, California. For the year ended December 31, 2014, revenue was recognized in the amount of US$4.9 million for the sales of 7 of 15 finished condominium units located in Irvine, California. For the year ended December 31, 2015, revenue was recognized in the amount of US$0.8 million for the resale of the remaining parcels of the Northern Nevada Land Portfolio and US$0.8 million for the sales of the remaining 1 finished condominium unit located in Irvine, California.

Real estate lease income is recognized on a straight-line basis over the terms of the tenancy agreements. Depreciation cost and maintenance cost of the property are recorded as the cost of rental income.

Other revenue includes services ancillary to the Group’s real estate projects, including property management, landscaping and computer network engineering. Property management income is ratably as services are provided over the term of the property management agreements. Landscaping and computer network engineering income is recognized when services are provided.

(i) Accounts receivable

Accounts receivable consists of balances due from customers for the sale of residential units in the PRC. These balances are unsecured, bear no interest and are due within a year from the date of the sale.

Accounts receivable are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances become doubtful. As of December 31, 2014 and 2015, there was no allowance for doubtful debts.

(j) Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which the Group has business relationships. The balance as at December 31, 2015 mainly included the amounts that the Company paid to third parties related to the direct negotiation model in acquiring lands.

Other receivables are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances becomes doubtful. As of December 31, 2014 and 2015, there was no allowance for doubtful debts.

(k) Deposits for land use rights

Deposits for land use rights consist of upfront cash payments made to local land bureaus to secure land use rights under executed short-term or long-term land framework cooperation agreements or land use rights agreements.

Deposits for land use rights are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances become doubtful. There were no impairment losses for any periods presented.

(l) Other deposits and prepayments

Other deposits and prepayments mainly consist of upfront cash payments made to third parties related to direct negotiation model in acquiring lands.

Other deposits and prepayments are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances become doubtful. There were no impairment losses for any periods presented.

(m) Advances to suppliers

Advances to suppliers consist of balances paid to contractors and vendors for services and materials that have not been provided or received and generally relate to the development and construction of residential units in the PRC. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if it is doubtful that the services and materials can be provided. As of December 31, 2014 and 2015, there was no allowance provided.

(n) Customer deposits

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

 XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

(o) Notes payable and other payables

Notes payable represents short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the notes. The Group has utilized notes payable to settle amounts owed to suppliers and contractors. The notes payable is non-interest bearing and is normally settled within six months. Notes payable was US$2,453,228 and US$46,986,399 as of December 31, 2014 and 2015, respectively.

Other payables consist of balances for non-construction costs with unrelated companies and individuals with which the Group has business relationships.

(p) Real estate properties held for lease, net

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

In accordance with ASC 360, “Property, Plant and Equipment” (“ASC 360”), real estate properties held for lease is subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

For the years ended December 31, 2013, 2014 and 2015, the Group did not recognize any impairment for real estate properties held for lease.

(q) Property and equipment, net

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

(r) Long-term investments

The Group accounts for long-term investments as equity method investment and cost method investments as follows:

Where the Group has significant influence over the investee, the Group applies the equity method of accounting in accordance with ASC subtopic 323-10-20 (“ASC 323-10-20”), Investments-Equity Method and Joint Ventures. The reporting dates and accounting policies of the equity investee are the same as the Group. The investment in the equity investee is stated at cost, including the Group’s share of the equity investee’s net gain or loss, less any impairment in value. The Group recognizes in its consolidated statement of comprehensive income its share of the net income of the equity investees.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. Cost method accounting is also applied to investments that are not considered as “in-substance” common stock investments, and do not have readily determinable fair values.

As of December 31, 2014 and 2015, the Group has a 1.85% investment in Zhengzhou Lianhe Real Estate Co., Ltd. The Group does not exercise significant influence over Zhengzhou Lianhe Real Estate Co., Ltd. and therefore, the Group accounts for the investment under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible.

As of December 31, 2015, the Group has an 80% investment in Beijing Ruihao Rongtong Real Estate Development Co., Ltd. (“Ruihao Rongtong”). In accordance with ASC 325-20, Cost Method Investments, cost method accounting was applied as the investment did not qualify as “in-substance” common stock and did not have readily determinable fair value. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible.

There was nil dividend received for the 2013, 2014 and 2015.

No impairment provision was provided for the Company’s long-term investments for any of the periods presented.

(s) Capitalized interest

The Group capitalizes interest as a component of building construction costs in accordance with ASC 835, “Interest” (“ASC 835”).

As a result of the total interest costs capitalized during the period, the interest expense for the years ended December 31, 2013, 2014 and 2015, was as follows:

	2013	2014	2015
	US$	US$	US$
Amortization of issuance cost related to other long term debt	640,565	3,744,695	6,554,767
Accretion of discount arising from warrants on Guaranteed Senior Secured Note	288,220	-	-
Interest expense on corporate aircraft capital lease	778,032	2,896,977	2,617,000
Interest on borrowings	36,515,162	128,014,504	171,035,655

Total interest costs	38,221,979	134,656,176	180,207,422
Less: total interest costs capitalized	(21,359,447)	(106,455,409)	(159,926,006)

Interest expense, net	16,862,532	28,200,767	20,281,416

(t) Retirement benefits

Regulations in the PRC require the Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in the PRC, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the years ended December 31, 2013, 2014 and 2015, the level of contribution to these funds for each employee was determined at 43% of their average salary determined by the Social Welfare Bureau. For the year ended December 31, 2015, the Group recorded expense in the amount of US$10,664,576 (2013: US$3,471,862; 2014: US$7,328,091). Employee benefits for the remaining wholly owned subsidiaries were immaterial.

(u) Distribution of earnings and reserve fund

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

(v) Income taxes

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

(w) Land Appreciation Tax (“LAT”)

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

(x) Comprehensive income

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

(y) Advertising and promotion expenses

Advertising and promotion costs are expensed as incurred, or the first time the activity takes place, in accordance with ASC 720-35, “Advertising Costs”. For the year ended December 31, 2015, the Group recorded advertising and promotion expenses of US$35,350,419 (2013: US$18,096,298; 2014: US$32,137,186).

(z) Leases

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

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. Certain lease arrangements contain escalation clauses.

For the year ended December 31, 2015, the Group recorded operating lease expenses of US$7,613,448 (2013: US$3,694,591; 2014: US$6,031,670).

(aa) Property warranty

The Company and its subsidiaries provide customers with warranties which cover major defects of building structure and certain fittings and facilities of properties sold as stipulated in the relevant sales contracts. The warranty period varies from two months to three years, depending on different property components the warranty covers.

The Group regularly estimates potential costs for materials and labor with regards to warranty-type claims expected to be incurred subsequent to the delivery of a property. Reserves are determined based on historical data and trends with respect to similar property types and geographical areas. The Group regularly monitors the warranty reserve and makes adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Group may seek recourse against its contractors or any related third parties if it can be demonstrated they are at fault. In addition, the Group withholds up to 5% of the contract cost from sub-contractors for periods of 2 to 5 years. These amounts are included in current liabilities, and are only paid to the extent that there has been no warranty claim against the Group relating to the work performed or materials supplied by the subcontractors. For the years ended December 31, 2013, 2014 and 2015, the Group had not recognized any warranty liability or incurred any warranty costs in excess of the amount retained from subcontractors.

(ab) Earnings per share

Earnings per share are calculated in accordance with ASC 260, “Earnings Per Share”. Basic earnings per share is computed by dividing net income attributable to holders of common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common shares issuable upon the conversion of the convertible note, were included in diluted earnings per common share computation for the period during which they were outstanding using the if-converted method. Common share equivalents consists of common shares issuable upon the exercise of the share options and vesting of restricted shares units using treasury stock method. Common equivalents shares are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. The non-vested options granted with performance conditions are excluded in the computation of diluted EPS unless the options are dilutive and unless their conditions (a) have been satisfied at the reporting date or (b) would have been satisfied if the reporting date was the end of the contingency period.

(ac) Treasury Shares

The Company accounted for shares repurchased as treasury shares at cost in accordance to ASC Subtopic 505-30 (“ASC 505-30”), “Treasury Shares”. When the Company decides to retire the treasury shares, the difference between the original issuance price and the repurchase price may be allocated between additional paid-in capital and retained earnings.

On July 12, 2013, the Board of Directors unanimously authorized management to repurchase up to US$60 million of the Company’s shares from the approval date to July 5, 2015. On December 28, 2015, the Board of Directors unanimously authorized management to repurchase up to US$40 million of the Company’s shares from the approval date to the end of 2017. The Board of Directors also agreed to review the Company’s share repurchase program periodically and to adjust the amount authorized for repurchase as necessary. As of December 31, 2015, the Company had a balance of 13,470,488 treasury shares amounting to US$24,045,440.

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

In February 2015, through a consent solicitation to the holders of the May 2018 Secured Notes and the June 2019 Secured Notes, the Company amended the May 2018 and June 2019 Indentures (collectively, known as the “Indentures”) to provide it with additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include: (i) to incur additional Indebtedness (as defined in the Indentures) in furtherance of the Company's business plans; (ii) make certain Restricted Payments (as defined in the Indentures) and Permitted Investments (as defined in the Indentures); and (iii) make certain deemed Investments (as defined in the Indentures) without having to satisfy the Fixed Charge Coverage Ratio (as defined in the Indentures) requirement. The amendments also amend (i) the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant in the Indentures to the extent that the Company believes necessary as a result of the amendments to other covenants and (ii) the “Limitation on Asset Sales” covenant in the Indentures to remove the Fixed Charge Coverage Ratio requirement for Asset Dispositions (as defined in the Indentures). The amendments also amended certain related definitions in the Indentures. The Company accounted for the amendments, which did not result in a debt extinguishment pursuant to ASC 470-50, Debt – Modifications and Exchanges.

Onshore corporate bonds

On December 28, 2015, Xinyuan (China) Real Estate, Ltd. issued the first tranche of the onshore corporate bonds with an aggregate principal amount of RMB 1 billion (US$154 million) due on December 28, 2020 (the "First Tranche Bonds") at a coupon rate of 7.5% per annum payable annually. Interest is payable on December 28 of each year, commencing December 28, 2015. Given that First Tranche Bonds is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the First Tranche Bonds under the requirements of ASC 815 "Derivatives and Hedging". The First Tranche Bonds were issued at par.

(ae) Deferred charges

Debt issuance costs are capitalized as deferred charges and amortized over the life of the loan to which they relate using the effective interest method. The remaining debt issuance cost to be amortized as of December 31, 2015 amounted to US$12,504,255 (2013: US$9,048,940; 2014: US$16,677,352).

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

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Realized gains and losses, and unrealized gains and losses for trading securities are included in earnings.

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

The Company accounted for its acquisitions of Sanya Beida, Shanghai Junxin and Shandong  Renju on January 27, 2014, February 24, 2014 and March 1, 2015 as asset acquisitions, respectively, since the acquired entities had no processes in place to apply to inputs to have the ability to create outputs.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

(ah) Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2015 real estate development projects (Jinan Xinyuan Splendid, Zhengzhou Royal Palace, Xuzhou Colorful Garden, Zhengzhou Century East B, Zhengzhou Xin City, Suzhou Lake Royal Palace, Kunshan Royal Palace, Henan Thriving Family, Xingyang Splendid Phase I, Beijing Xindo Park, Zhengzhou Yipin Xiangshan Phase II, Changsha Xinyuan  Splendid), which recognized gross profits in 2014, had changes in their estimated gross profit margins. As of December 31, 2015, each of these projects has a percentage of completion at 40.6% or more. As the unit sales and selling prices were on an upward trend during the year ended December 31, 2015, the Group revised upwards its prior estimates related to selling prices and total estimated sales values in conjunction with the change in total estimated costs, which led to a decrease of the percentage sold and thus a decrease in the recognized costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share increased by US$52.1 million (2013: US$54.3 million, 2014: US$10.8 million), US$39.1 million (2013: US$40.7 million, 2014: US$8.1 million), US$0.27 per share (2013: US$0.28 per share, 2014: US$0.05 per share), US$0.27 per share (2013: US$0.27 per share, 2014: US$0.05 per share), respectively, for the year ended December 31, 2015.

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

(al) Recent Accounting Pronouncements

 In June 2014, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-12, Compensation – Stock Compensation (Topic 718); Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (“ASU 2014-12”). The amendments in this ASU apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. For all entities, the amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. Entities may apply the amendments in this ASU either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. Additionally, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. This ASU is not expected to have a material impact on our results of operations, cash flows or financial condition.

In August 2014, the FASB issued ASU No. 2014-15 Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this guidance is not expected to have a significant impact on the Group’s consolidated financial statements.

 In March 2015, the FASB issued ASU No. 2015-03, Interest — Imputation of Interest (Subtopic 835-30) — Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). The guidance is to simplify the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability and will make the presentation of debt issuance costs consistent with the presentation of debt discounts or premiums. The guidance is effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently in the process of evaluating the impact of the adoption of ASU 2015-03 on the consolidated financial statements.

In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers-Deferral of the effective date (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers issued in May 2014. According to the amendments in ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group is currently evaluating the method of adoption to be utilized and it cannot currently estimate the financial statement impact of adoption.

In November 2015, FASB issued ASU No. 2015-17, Income Taxes-Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). The amendments in this update simplify the presentation of deferred income taxes. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in ASU 2015-17 are effective for fiscal years beginning after December 15, 2016 including interim periods within those fiscal years. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of the guidance is not expected to have significant impact on the Group’s consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

3. Short-term investments

 The short-term investments represent investments in real estate investment trusts (“REITs”) publicly traded on the Hong Kong Stock Exchange, money market instruments and equity securities publicly traded on the Shanghai Stock Exchange and Shenzhen Stock Exchange, which are expected to be realized in cash during the next 12 months. The Company accounts for the short-term investments in accordance with ASC subtopic 320-10 (“ASC 320-10”), Investments-Debt and Equity Securities: Overall. The Company classified the REITs, investment in equity securities and money market instruments as trading securities which are bought and held principally for the purpose of selling them in the near term. The Company uses quoted prices in active markets for identical assets (consistent with the Level 1 definition in the fair value hierarchy) to measure the fair value of its investments on a recurring basis pursuant to ASC 820, Fair Value Measurement.

The realized gains, and unrealized losses presented in the accompanying statements of comprehensive income are related to trading securities held as of December 31, 2015.

The following summarizes the short-term investments measured at fair value at December 31, 2014 and 2015:

	December 31, 2014
		US$
	Aggregate fair value	Cost	Unrealized gain in profit and loss
Trading securities:
Equity securities	5,189,456	5,069,310	120,146
Money market instrument	819,021	817,134	1,887

Total	6,008,477	5,886,444	122,033

	December 31, 2015
		US$
	Aggregate fair value	Cost	Unrealized gain In profit and loss
Trading securities:
REITs	1,167,647	1,124,293	43,354
Money market instrument	76,999	70,910	6,089

Total	1,244,646	1,195,203	49,443

During the year ended December 31, 2015, US$456,149 net realized gain and US$49,443 unrealized gain for trading securities are included in earnings. During the year ended December 31, 2014, US$3,128,014 net realized gain and US$122,033 unrealized gain for trading securities are included in earnings.

4. Real estate properties development completed, under development and held for sale

The following summarizes the components of real estate properties development completed, under development and held for sale at December 31, 2014 and 2015:

	December 31, 2014	December 31, 2015
	US$	US$
Development completed:
Zhengzhou Royal Palace	2,267,171	-
Zhengzhou Century East A	7,907,556	4,775,131
Suzhou International City Garden	754,914	2,018,240
Hefei Wangjiang Garden	286,128	-
Jinan International City Garden	778,376	-
Suzhou Xin City	-	16,736,651
Kunshan International City Garden	314,854	546,537
Real estate properties development completed	12,308,999	24,076,559

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Underdevelopment:
Current:
Jinan Xinyuan Splendid	95,433,442	40,847,827
Xuzhou Colorful City	57,957,843	54,157,809
Zhengzhou Xin City	122,025,858	46,165,101
Suzhou Xin City	73,916,667	-
Beijing Xindo Park	258,585,693	176,553,742
Kunshan Royal Palace	267,625,395	215,917,469
Suzhou Lake Royal Palace	233,846,400	267,569,547
Xingyang Splendid Phase I	44,991,390	32,010,140
Xingyang Splendid Phase II	35,341,974	43,311,674
Xingyang Splendid Phase III	22,910,650	23,896,026
Xingyang Splendid Phase IV	6,441,922	6,762,190
Zhengzhou Xindo Park (residential)	66,471,564	29,098,191
Zhengz hou Xindo Park (commercial)	41,827,678	73,294,372
Jinan Royal Palace	262,820,980	261,268,961
Sanya Yazhou Bay No.1	85,135,798	109,896,103
Shanghai Yipin Royal Palace	192,275,658	215,117,468
Changsha Xinyuan Splendid	151,442,473	194,444,916
Chengdu Thriving Family	222,716,181	258,173,028
Jinan Xin Central	-	163,174,394
Zhengzhou Fancy City	-	71,896,698
Tianjin Spring Royal Palace	-	65,583,961
Zhengzhou Xindo Park	-	39,117,259
Henan Xin Central I	-	127,696,203
XIN Eco Marine Group Properties Sdn Bhd (“Malaysia project”) (Note 9)	9,642,365	8,165,745
New York Oosten	119,947,878	226,208,448
	2,371,357,809	2,750,327,272
Profit recognized	264,182,323	347,083,874
Less: progress billings (see Note 14)	(920,965,080)	(1,210,089,345)

Total real estate properties under development	1,714,575,052	1,887,321,801

Northern Nevada Land Portfolio	588,000	-
Lennox Project	597,217	-
Real estate properties held for sale	1,185,217	-

Total real estate properties development completed, under development and held for sale	1,728,069,268	1,911,398,360

As of December 31, 2015, land use rights included in the real estate properties under development totaled US$1,130,109,973 (December 31, 2014: US$1,274,725,570).

As of December 31, 2015, land use rights with an aggregate net book value of US$1,018,987,851  was pledged as collateral for certain bank loans and other debts (December 31, 2014: US$923,762,759).

5. Real estate properties held for lease, net

	December 31, 2014	December 31, 2015
	US$	US$
Elementary schools	3,485,673	3,284,593
Basement parking	1,979,104	10,181,887
Kindergartens	8,040,216	7,576,396
Parking facilities	19,238,109	18,128,308
Clubhouses	6,811,668	6,418,720
Shopping mall	40,322,338	38,499,378

Total costs	79,877,108	84,089,282

Accumulated depreciation	(10,653,360)	(12,956,700)

Real estate properties held for lease, net	69,223,748	71,132,582

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Depreciation expense for real estate properties held for lease for the year ended December 31, 2015 amounted to US$2,303,340 (2013: US$1,580,540; 2014: US$2,032,019).

As of December 31, 2015, US$36,550,198 real estate properties held for lease were pledged as collateral for other debts (2014: US$38,280,864).

As of December 31, 2015, minimum future rental income on non-cancellable leases (none of which contain any contingent rental clauses), in the aggregate and for each of the five succeeding fiscal years and thereafter, is as follows:

Year	Amount
US$

2016	9,950,598
2017	9,947,668
2018	9,969,725
2019	10,048,191
2020 and thereafter	150,781,495

Total	190,697,677

6. Property and equipment, net

Property and equipment consisted of the following:

	December 31, 2014	December 31, 2015
	US$	US$
Corporate aircraft (Note 13)	43,184,212	40,693,020
Vehicles	4,919,955	4,636,135
Furniture and fixtures	6,914,706	7,044,387

Total	55,018,873	52,373,542

Accumulated depreciation	(8,543,148)	(13,050,220)

Property and equipment, net	46,475,725	39,323,322

Depreciation expense for property and equipment for the year ended December 31, 2015 amounted to US$4,947,575 (2013: US$1,400,639; 2014: US$4,543,419) which includes amortization expense related to the corporate aircraft capital lease (Note 13) amounting to US$2,713,085 (2013: 710,895; 2014: US$2,868,205).

Accumulated depreciation expense for property and equipment as of December 31, 2015 amounted to US$13,050,220 (2013: US$4,427,924; 2014: US$8,543,148) which includes accumulated amortization expense related to the corporate aircraft capital lease (Note 13) amounting to US$6,104,441 (2013: 710,895; 2014: US$3,585,257).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

7. Other long-term investment

As of December 31, 2014 and 2015, the other long-term investment accounted for at cost consisted of the following:

Cost method investee	Initial Cost	Ownership	December 31, 2014	December 31, 2015
	US$		US$	US$
Beijing Ruihao Rongtong Real estate development Co., Ltd.	30,865,904	80%	-	30,865,904
Zhengzhou Lianhe Real Estate Co., Ltd.	241,648	1.85%	241,648	241,648

On May 6, 2015, the Company acquired 80% equity interest of Beijing Ruihao Rongtong Real Estate Development Co., Ltd. (“Ruihao Rongtong”) at a consideration of US$30,865,904.  In accordance with ASC 325-20, Cost Method Investments, cost method accounting was applied as the investment did not qualify as in-substance common stock and did not have readily determinable fair value.

For the years ended December 31, 2013, 2014 and 2015, the Group recognized no investment profit or loss. As of December 31, 2014 and 2015, management noted no indicators of impairment related to these investments.

8. Investment in joint ventures

On October 21, 2013, the Group acquired a 51% equity interest in Shaanxi Zhongmao. The Group and the other remaining shareholder exercises joint control over Shaanxi Zhongmao. The purpose of the joint venture is to undertake residential property development projects in Xi’an, Shaanxi Province. As at December 31, 2015, the joint venture had a project, Xi’an Metropolitan. Pursuant to the Shaanxi Zhongmao joint venture agreement, the Group will acquire the remaining 49% equity interest of Shaanxi Zhongmao if the joint venture is successful in securing land use rights. As of December 31, 2015, the joint venture has not been successful in securing the agreed upon land use rights.

On March 19, 2014, the Group together with four other independent shareholders established a joint venture Huayi Xincheng (Beijing) Intelligent City Construction Co., Ltd. (“Huayi Xincheng”), in which the Group holds a 40% equity interest. The purpose of the joint venture is to undertake residential property development projects in Beijing. As at December 31, 2015, the joint venture has no active residential projects.

On May 27, 2015, the Group together with an unrelated company, Nanjing Starry Sky Studios Management Co., Ltd. established a joint venture Beijing Starry Sky Cinema Co., Ltd. (“Beijing Starry Sky Cinema”), in which the Group holds a 51% equity interest. The purpose of the joint venture is to operate movie theatres.

For the year ended December 31, 2015, the investees recognized income of US$4,381,637 (2014: loss US$3,317,444). The Group’s share of the income of the equity investees was US$2,234,635 (2014: loss US$1,691,897).

As of December 31, 2015, the Group’s investment in the investees in the aggregate exceeded its proportionate share of the net assets of the equity method investee by US$3,982,603 (2014: US$4,226,414). This difference represents equity method goodwill and therefore, is not amortized.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

9. Acquisition of subsidiaries

Acquisition of XIN Eco Marine Group Properties Sdn Bhd

On December 29, 2014, Xinyuan International (Hong Kong) Property Investment Inc. (“XYHK”) signed an agreement to acquire a 100% equity interest in XIN Eco Marine Group Properties Sdn Bhd (formerly named EMG Group Properties Sdn Bhd) (“EMG”) for purpose of acquiring a land reclamation development located in Pekan Klebang, Section II, District of Melaka Tengah, Malaysia.

XYHK paid a purchase price of approximately US$10 million in cash to complete the acquisition on December 29, 2014 (“acquisition date”). The goodwill recognized at acquisition date amounting to US$278,300, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition through expansion into an overseas market. The accounting for this acquisition was incomplete in 2014 because the transaction occurred only shortly before the end of the fiscal year and therefore, the amounts recognized in the consolidated financial statements are regarded provisional as of December 31, 2014.

On the acquisition date, EMG signed an agreement (“Service Agreement”) with one of the selling shareholders, Mr. Alex Teh Chee Teong (“Mr.Teh”), appointing Mr. Teh as a Project Manager to assist XYHK in supervising and completing the land reclamation development within twenty four months from the commencement date. Under the same Service Agreement, EMG granted Mr. Teh an option to purchase 25% of EMG’s equity interest (“Share Option”) in exchange for post-acquisition services subject to the fulfillment of certain performance conditions. The Company with the assistance of an independent valuer determined that the fair value of the Share Option at the acquisition date is US$3,167,000. However, no compensation expense was recorded as of December 31, 2014 and 2015 since such performance conditions were not met.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

10. Short-term bank loans and other debt

Short-term bank loans represent amounts due to various banks and are due on the dates indicated below. Short-term bank loans at December 31, 2014 and 2015 consisted of the following:

	December 31,	December 31,
	2014	2015
	US$	US$

Loan from China Fortune International Trust Co., Ltd.
Due February 25, 2015, at 11% per annum	40,856,349	-
	40,856,349	-

Loan from ICBC Credit Suisse Investment Management Co., Ltd.
Due April 3, 2015, at 11% per annum	24,513,809	-
	24,513,809	-

Loan from Bridge Trust Co., Ltd.
Due June 24, 2015, at 12.5% per annum	32,685,079	-
	32,685,079	-

Loan from Shenzhen Ping’an Dahua Huitong Wealth Management Co., Ltd.
Due August 12, 2015, at 12% per annum*	65,370,159	-
	65,370,159	-

Loan from The Bank of East Asia
Due February 24, 2015, at 2.80% plus 3 month LIBOR**	14,971,245	-
Due February 25, 2015, at 2.60% plus 3 month LIBOR**	20,353,100	-
Due June 2, 2016, at 2.00% plus 3 month LIBOR**	-	9,675,655
Due August 16, 2016, at 1.40% plus 3 month LIBOR**	-	20,000,000
Due August 31, 2016, at 1.40% plus 3 month LIBOR**	-	9,700,000
Due September 20, 2016, at 1.40% plus 3 month LIBOR**	-	2,220,000
Due October 27, 2016, at 1.40% plus 3 month LIBOR**	-	13,250,000
Due November 18, 2016, at 1.25% plus 3 month LIBOR**	-	14,958,974
Due November 23, 2016, at 1.25% plus 3 month LIBOR**	-	34,421,617
	35,324,345	104,226,246

Loan from Bank of China Tokyo Branch
Due May 17, 2015, at 2% plus 6 month LIBOR***	65,000,000	-
Due July 21, 2016, at 1.2% per annum***	-	30,000,000
Due September 26, 2016, at 1.55% per annum***	-	13,000,000
Due October 11, 2016, at 1.55% per annum***	-	20,000,000
	65,000,000	63,000,000

Loan from Industrial and Commercial Bank of China (Asia) Limited ("ICBC (Asia)")
Due February 17, 2015, at 2.1% plus 3 month LIBOR****	20,000,000	-
Due March 2, 2015, at 2% plus 3 month LIBOR****	9,700,000	-
Due May 18, 2016, at 2% plus 3 month LIBOR****	-	10,000,000
Due October 5, 2016, at 1.6% plus 3 month LIBOR****	-	20,000,000
	29,700,000	30,000,000
Loan from Industrial and Commercial Bank of China (Thai) Public Company Limited ("ICBC (Thai)")
Due September 21, 2016, at 1.7% plus 3 month LIBOR*****	-	25,000,000
	-	25,000,000

Total short-term bank loans and other debt	293,449,741	222,226,246

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

*	Pursuant to the agreements with Shenzhen Ping’an Dahua Huitong Wealth Management Co., Ltd. entered into on November 12, 2014, which was designated as the lender by Lianxin, the non-controlling shareholder of Changsha Wanzhuo, this other short-term debt is secured by the Group’s 75% equity interest in Changsha Wanzhuo and the Group’s land use rights. This other short-term debt was paid in full in May, 2015.

**	Pursuant to the loan contract with The Bank of East Asia, these seven loans from The Bank of East Asia, amounting to US$9.7 million, US$20.0 million, US$9.7 million, US$2.2 million, US$13.3 million , US$15.0 million and US$34.4 million respectively, are denominated in US$ and are secured by the deposits of US$9,778,859 (December 31, 2014: nil), US$20,943,698 (December 31, 2014: nil) , US$10,166,934 (December 31, 2014: nil), US$2,386,966 (December 31, 2014: nil), US$13,752,002 (December 31, 2014: nil), US$15,553,766 (December 31, 2014: nil) and US$35,878,403 (December 31, 2014: nil)respectively. Such deposits are classified as restricted cash on the consolidated balance sheets as of December 31, 2015.

***	Pursuant to the loan contract with Bank of China Tokyo Branch , these three loans from Bank of China Tokyo Branch amounting to US$30.0 million, US$13.0 million and US$20.0 million in 2015 respectively, are denominated in US$ and are secured by the deposit of US$30,645,559 (December 31, 2014: nil), US$13,705,803 (December 31, 2014: nil) and US$21,097,696 (December 31, 2014: nil) respectively. Such deposits are classified as restricted cash on the consolidated balance sheets as of December 31, 2015.

****	Pursuant to the loan contract with ICBC (Asia), these two loans from ICBC (Asia), amounting to US$10.0million and US$20.0million in 2015, respectively, are denominated in US$ and are secured by the deposits of US$10,799,845 (December 31, 2014: nil) and US$21,251,694 (December 31, 2014: nil). respectively. Such deposits are classified as restricted cash on the consolidated balance sheets as of December 31, 2015.

*****	Pursuant to the loan contract with ICBC (Thai), this loan from ICBC (Thai), amounting to US$25.0 million in 2015, is denominated in US$ and is secured by the deposits of US$26,410,620. This deposit is classified as restricted cash on the consolidated balance sheets as of December 31, 2015.

As of December 31, 2015, except when otherwise indicated the Group’s short-term bank loans were denominated in USD and were mainly secured by the deposits. This deposit is classified as restricted cash on the consolidated balance sheets.

The weighted average interest rate on short-term bank loans and other debt as of December 31, 2015 was 1.71% (December 31, 2014: 7.62%).

11. Long-term bank loans

Long-term bank loans as of December 31, 2014 and 2015 consisted of the following:

	December 31, 2014	December 31, 2015
	US$	US$
Loan from ICBC
Due July 20, 2016 at 5.25% per annum*	14,708,286	10,779,845
	14,708,286	10,779,845
Loan from Agricultural Bank of China
Due May 30, 2015, at 6.77% per annum**	3,268,508	-
Due June 30, 2015, at 6.77% per annum**	8,171,270	-
Due April 18, 2015, at 6.46% per annum**	8,171,270	-
Due November 18, 2015, at 6.46% per annum**	1,634,254	-
Due March 18, 2016, at 6.46% per annum**	8,171,270	-
Due May 18, 2016, at 5.78% per annum*	6,537,016	6,159,911
	35,953,588	6,159,911
Loan from China Guangfa Bank
Due June 20, 2015, at 7.07% per annum**	1,323,746	-
Due May 29, 2016, at 8.00% per annum*	11,439,778	3,233,953
Due December 23, 2017, at 8.4% per annum*	16,342,539	6,159,911
Due February 17, 2018, at 8.4% per annum*	-	30,799,556
	29,106,063	40,193,420
Loan from Bank of China
Due December 30, 2015, at 8.45% per annum**	32,685,079	-
Due January 8, 2016, at 8.45% per annum**	24,513,809	-
	57,198,888	-
Loan from China Construction Bank
Due January 23, 2017, at 5.70% per annum*	113,642,752	76,998,891
	113,642,752	76,998,891
Loan from Bank of Shanghai
Due April 30, 2017, at 9.10% per annum*	86,615,460	35,419,490
	86,615,460	35,419,490
Loan from The Bank of East Asia
Due April 27, 2018, at 6.18% per annum*	-	47,428,237
	-	47,428,237
Loan from Ping An Bank
Due March 20, 2018, at 9.25% per annum*	-	43,119,380
		43,119,380
Total	337,225,037	260,099,174

Less: current portion of long-term bank loans	(284,928,910)	(246,239,374)

Total long-term bank loans	52,296,127	13,859,800

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

As of December 31, 2015, the contractual maturities of these loans are as follows:

Year	Amount
US$
2016	20,173,709
2017	118,578,292
2018	121,347,173
Less: current portion of long-term bank loans	246,239,374
Total: long-term bank loans	13,859,800

*	Pursuant to the loan contracts, if the Group achieves an agreed upon sales target from the sales of the underlying real estate properties under development, the Group has an obligation to repay the loan before the maturity date. Therefore, the respective current portions of these loans have been classified as current liabilities as of December 31, 2015.

**	These loans were paid in full during 2015.

As of December 31, 2015, except when otherwise indicated, the Group’s long term bank loans were all denominated in RMB and were mainly secured by the Group’s real estate properties under development with net book value of US$93,755,346 (December 31, 2014: US$35,766,700), land use rights with net book value of US$424,058,251 (December 31, 2014: US$507,962,175) and restricted cash with net book value of nil (December 31, 2014: US$24,513,809).

The interest rates of these bank loans are adjustable based on the range of 111% to 195%  of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of December 31, 2015 was 7.23% (December 31, 2014: 7.43%).

12. Other long-term debt

As of December 31, 2014 and 2015, other long-term debt consisted of the following:

	December 31, 2014	December 31, 2015
	US$	US$
May 2018 Senior Secured Notes due on May 3, 2018 at 13.25%	200,000,000	190,519,754
June 2019 Senior Secured Notes due on June 6, 2019 at 13%	200,000,000	200,000,000
Corporate bonds due in December 28, 2020 at 7.5%	-	152,962,917
Shandong Xinyuan collateralized debt due on November 28, 2015 at 12.3%*	33,885,787	-
Henan Wanzhuo collateralized debt due on November 28, 2015 at 12.41%*	34,688,992	-
Collateralized loan due on April 3, 2016 at 11%	40,807,321	38,453,246
Collateralized loan due on December 23, 2017 at 11%	81,312,306	61,221,818
Collateralized loan due on July 9, 2017 at 9%	65,370,159	54,484,415
Collateralized loan due on December 31, 2016 at 12.5%	1,650,597	69,129,605
Collateralized loan due on June 30, 2017 at 12.5%	-	3,079,956
Collateralized loan due on March 31, 2017 at 11%	-	38,499,446
Collateralized loan due on November 20, 2016 at 12.5%	-	46,199,335
Collateralized loan due on June 30, 2017 at 11.8%	-	17,709,745
Collateralized loan due on July 15, 2017 at 11.8%	-	14,583,590
Collateralized loan due on June 25, 2017 at 12%*******	-	69,299,002
Collateralized loan due on September 17, 2017 at 9%	-	10,779,844

Non-controlling shareholder’s loan due on June 25, 2016 at 11.5%**	81,312,306	-
Non-controlling shareholder’s loan due on June 30, 2016 at 11.24%***	111,946,394	28,489,590
Non-controlling shareholder's loan due on March 13, 2017 at 10.98%****	-	81,002,834
Non-controlling shareholder's loan due on May 13, 2017 at 11%*****	-	35,881,483
Fortress Credit Co. LLC loan due on June 9, 2017 at 7.25% plus LIBOR******	25,668,594	96,306,200
Kent EB-5 LLC loan due on January 23, 2020 at 5.95% ********	-	10,000,000
Kent EB-5 LLC loan due on April 30, 2020 at 5.95% ********	-	5,000,000
Kent EB-5 LLC loan due on June 25, 2020 at 5.95% ********	-	5,000,000
Kent EB-5 LLC loan due on August 4, 2020 at 5.95% ********	-	5,000,000
Kent EB-5 LLC loan due on August 20, 2020 at 5.95%********	-	5,000,000
Kent EB-5 LLC loan due on October 1, 2020 at 5.95% ********	-	10,000,000
Kent EB-5 LLC loan due on November 23, 2020 at 5.95% ********	-	10,000,000
Others	750,988	-

Total principal of other long-term debt	877,393,444	1,258,602,780
Accrued interest	723,382	-

Total	878,116,826	1,258,602,780
Less: current portion of other long-term debt	(301,912,335)	(348,594,822)

Total other long-term debt	576,204,491	910,007,958

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The May 2018 Senior Secured Notes and the June 2019 Senior Secured Notes are senior secured pari passu obligations of the Company.

As of December 31, 2015, the contractual maturities of these debts are as follows:

Year	Amount
US$
2016	182,271,775
2017	482,848,334
2018	190,519,754
2019	200,000,000
2020 and thereafter	202,962,917
Less: current portion of other long term debt	348,594,822
Total: Other long-term debt	910,007,958

*	Pursuant to the agreements with Cinda Asset Management Corporation, this other long-term debt is secured by the Group’s 100% equity interest of Henan Xinyuan. Per the agreements, from February 28, 2014 to November 28, 2015, Shandong Xinyuan and Henan Wanzhuo, respectively, are required to make quarterly payments to repay the outstanding principal amount and related interest expense. This other long-term debt was paid in full in November 2015.

**	Pursuant to the agreements with CITIC Trust Co., Ltd. entered into on May 27, 2014, which is the non-controlling shareholder of Shanghai Junxin, this other long-term debt is secured by the Group’s 51% equity interest in Shanghai Junxin and the Group’s land use rights. This other long-term debt was paid in full in January 2015.

***	Pursuant to the agreements with Shenzhen Ping’an Dahua Huitong Wealth Management Co., Ltd. entered into on June 24, 2014, which is the non-controlling shareholder of Jinan Wanzhuo, this other long-term debt is secured by the Group’s 95% equity interest in Jinan Wanzhuo and the Group’s land use rights with net book value of US$111,663,215 (December 31, 2014: US$139,355,006).

****	Pursuant to the agreements with Shenzhen Ping’an Dahua Huitong Wealth Management Co., Ltd. entered into on March 10, 2015, which is the non-controlling shareholder of Zhengzhou Shengdao, this other long-term debt is secured by the Group’s 80% equity interest in Zhengzhou Shengdao and the Group’s land use rights with net book value of US$136,098,821 (December 31, 2014: nil)

*****	Pursuant to the agreements with Wanxiang Trustee Co., Ltd. entered into on May 9, 2015, which is the non-controlling shareholder of Henan Quansheng, this other debt is secured by the Group’s 90% equity interest in Henan Quansheng and the Group’s land use rights with net book value of US$41,295,897 (December 31, 2014: nil) and Group’s real estate properties under development with net book value of US$7,345,027 (December 31, 2014: nil). In addition, Wanxiang Trustee Co., Ltd. has the right to request early repayment at any time and the trust loan has been reclassified to current liabilities as of December 31, 2015.

******	Pursuant to the agreements with Fortress Credit Co. LLC entered into on June 9, 2014, this other long-term debt amounting to US$165 million in total with US$96.3 million utilized, is denominated in US$ and is secured by the deposit of US$29,918,940 (December 31, 2014: US$29,973,017). This deposit is classified as restricted cash on the consolidated balance sheets as of December 31, 2015.

*******	Pursuant to the agreements with Ping An Trust Co., Ltd., this other long-term debt is secured by the Group’s 100% equity interest of Shandong Renju.

********	Pursuant to the agreements with Kent EB-5 LLC entered into on September 23, 2014, this other long-term debt amounting to US$50 million in total, is denominated in US$ with mature dates vary from January 23, 2020 to November 23, 2020.

As of December 31, 2015, except when otherwise indicated, the Group’s other long-term debt were all denominated in RMB and were mainly secured by the Group’s real estate properties under development with net book value of US$128,389,745 (December 31, 2014: US$54,625,305), land use rights with net book value of US$731,783,438 (December 31, 2014: US$324,684,850) and real estate properties held for lease with net book value of US$36,550,198 (December 31, 2014: US$38,280,864).

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

The May 2018 Indenture, as amended, contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the May 2018 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the May 2018 Senior Secured Notes or other assets, to make certain other payments and to engage in transactions with affiliates and holder of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the May 2018 Indenture) of 2.75 to 1.0 (reduced from 3.0 to 1.0 effective February 2016).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

In February 2015, through a consent solicitation to the holders of the May 2018 Secured Notes, the Company amended the May 2018 Indentures (collectively, known as the “Indentures”) to provide it with additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include: (i) to incur additional Indebtedness (as defined in the Indentures) in furtherance of the Company's business plans; (ii) make certain Restricted Payments (as defined in the Indentures) and Permitted Investments (as defined in the Indentures); and (iii) make certain deemed Investments (as defined in the Indentures) without having to satisfy the Fixed Charge Coverage Ratio (as defined in the Indentures) requirement. The amendments also amend (i) the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant in the Indentures to the extent that the Company believes necessary as a result of the amendments to other covenants and (ii) the “Limitation on Asset Sales” covenant in the Indentures to remove the Fixed Charge Coverage Ratio requirement for Asset Dispositions (as defined in the Indentures). The amendments also amended certain related definitions in the Indentures. The amendments did not result in debt extinguishment accounting.

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

The June 2019 Indenture, as amended, contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the June 2019 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the June 2019 Senior Secured Notes or other assets, to make certain other payments and to engage in transactions with affiliates and holder of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and the satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the June 2019 Indenture) of 2.75 to 1.0 (reduced from 3.0 to 1.0 effective February 2016).

In February 2015, through a consent solicitation to the holders of the June 2019 Secured Notes, the Company amended the June 2019 Indentures (collectively, known as the “Indentures”) to provide it with additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include: (i) to incur additional Indebtedness (as defined in the Indentures) in furtherance of the Company's business plans; (ii) make certain Restricted Payments (as defined in the Indentures) and Permitted Investments (as defined in the Indentures); and (iii) make certain deemed Investments (as defined in the Indentures) without having to satisfy the Fixed Charge Coverage Ratio (as defined in the Indentures) requirement. The amendments also amend (i) the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant in the Indentures to the extent that the Company believes necessary as a result of the amendments to other covenants and (ii) the “Limitation on Asset Sales” covenant in the Indentures to remove the Fixed Charge Coverage Ratio requirement for Asset Dispositions (as defined in the Indentures). The amendments also amended certain related definitions in the Indentures. The amendments did not result in debt extinguishment accounting.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Convertible Note

On September 19, 2013, the Company issued and sold a senior secured Convertible Note in the aggregate principal amount of US$75,761,009 at par. Until redemption in November 2014, the Convertible Note bore interest at 5.00% per annum payable semi-annually. Interest was payable on March 19 and September 19 of each year, commencing March 19, 2014. The final maturity date of the Convertible Note was September 19, 2018.

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

Onshore Corporate Bonds

On December 28, 2015, Xinyuan (China) Real Estate, Ltd. issued the first tranche of the onshore corporate bonds with an aggregate principal amount of RMB1 billion (US$154 million) due on December 28, 2020 (the "First Tranche Bonds") at a coupon rate of 7.5% per annum payable annually. Interest is payable on December 28 of each year, commencing December 28, 2015. Given that First Tranche Bonds is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the First Tranche Bonds under the requirements of ASC 815 "Derivatives and Hedging ". The First Tranche Bonds were issued at par. Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan (China) Real Estate Ltd may increase the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to increase the interest rate.

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

Capital lease obligations are summarized as follows:

December 31, 2015
US$
Capital lease obligations, net of current maturities	18,111,007
Current maturities of capital lease obligations	3,065,612
Total capital lease obligations	21,176,619

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

14. Customer deposits

Customer deposits consisted of amounts received from customers for the pre-sale of residential units in the PRC.

	December 31, 2014	December 31, 2015
	US$	US$
Advances for real estate properties under development	1,021,782,194	1,255,600,108
Add: increase in revenue recognized in excess of amounts received from customers	6,346,284	18,940,748
Less: recognized as progress billings (see Note 4)	(920,965,080)	(1,210,089,345)

Total net balance	107,163,398	64,451,511

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

15. Income taxes

(a) Corporate income tax (“CIT”)

Under the current law of the Cayman Islands,, the Company is not subject to income tax.

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

The Company’s HK subsidiaries are subject to income tax at the statutory rate of 16.5% in accordance to the HK Corporate Income Tax Laws and regulations. For the years ended December 31, 2013, 2014 and 2015, the Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented. Under the Hong Kong tax law, the Company’s HK subsidiaries are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

The Company’s US subsidiaries are subject to income tax at the statutory rate of 42% in accordance to the US Corporate Income Tax Laws and regulations.

The Company’s Malaysian subsidiaries are subject to income tax at the statutory rate of 25% in accordance to the Malaysia Corporate Income Tax Laws and regulations.

There is no provision for income taxes for the Company’s US and Malaysian subsidiaries because these subsidiaries were in a cumulative loss positions for all the periods presented.

Income before income tax expenses consists of:

	Year ended December 31,
	2013	2014	2015
	US$	US$	US$
PRC	246,985,362	112,781,760	154,833,605
Non PRC	(36,969,248)	(33,727,777)	(35,840,702)

Total	210,016,114	79,053,983	118,992,903

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Income tax expenses for the years ended December 31, 2013, 2014 and 2015 are summarized as follows:

	Year ended December 31,
	2013	2014	2015
	US$	US$	US$
Current:
CIT tax expense	68,625,597	20,791,855	48,523,618
Land Appreciation Tax (“LAT”) expense	36,727,785	(3,771,248)	23,223,407
Deferred tax (benefit)/expense	(21,693,532)	13,537,011	(19,235,707)

Income tax expense	83,659,850	30,557,618	52,511,318

The Group’s income tax expense differs from the tax expense computed by applying the statutory CIT rate of 25% for the years ended December 31, 2013, 2014 and 2015, are as follows:

	Year ended December 31,
	2013	2014	2015
	US$	US$	US$
CIT at rate of 25%	52,504,028	19,763,496	29,748,226
Tax effect of non-deductible expenses	3,490,593	6,535,308	2,028,153
Unrecognized tax benefits	5,465,293	(8,628,537)	(6,354,200)
LAT expense	36,727,785	(3,771,248)	23,223,407
CIT benefit of LAT	(9,171,919)	942,812	(5,805,852)
Changes in valuation allowance	-	-	4,274,501
International rate difference	9,089,244	10,681,232	6,075,360
Income tax on undistributed earnings of PRC subsidiaries	3,500,000	440,464	3,675,156
Adjustment of estimated income tax accruals	(18,059,102)	3,953,417	(4,412,050)
Others	113,928	640,674	58,617
Actual income tax expense	83,659,850	30,557,618	52,511,318

Income tax on undistributed earnings of PRC subsidiaries represents accrued withholding tax related to the portion of the Group’s retained earnings that were not considered permanently reinvested.

(b) Unrecognized tax benefit

The following table summarizes the activities related to the Group’s unrecognized tax benefits:

	2013	2014	2015
	US$	US$	US$
Balance at January 1	8,842,239	16,313,513	14,005,004
Additions for tax positions of current year	16,313,513	6,400,006	11,592,738
Movement in current year due to foreign exchange rate fluctuation	-	(79,978)	(313,640)
Reductions for tax positions of prior years	-	(4,125,703)	(3,669,272)
Lapse of stature of limitations	(8,842,239)	(4,502,834)	(3,772,547)

Balance at December 31	16,313,513	14,005,004	17,842,283

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

The movement in the liability for unrecognized tax benefits of US$6,400,006 in 2014 was partly due to Henan Xinyuan with the application of the deemed profit method by the local tax authority of Zhengzhou city related to the Zhengzhou Modern City project upon completion of the development project. The Group believes that the possibility exists for reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, potentially overturning the decision made by the local tax authority to apply the deemed profit method. Because of the uncertainty surrounding whether the application of the deemed profit method for Zhengzhou Modern City project will be re-evaluated and the taxes adjusted, the difference between the taxes due based on taxable income calculated according to statutory taxable income method and the taxes due based on the deemed profit method has been recorded as an additional receivable or payable and has been included in unrecognized tax benefits. The remaining balance of the current year movement in the liability for unrecognized tax benefits were mainly due to deemed interest income from subsidiaries of the Company during the year. The movement in the liability for unrecognized tax benefits of US$79,978 was due to the fluctuation of US$/RMB exchange rate, and therefore was recorded as other comprehensive income arising from the foreign currency translation. The remaining change of US$4,502,834 was recognized as a reduction of unrecognized tax benefits due to the expiration of the statute of limitations period, and the amount of US$4,125,703 was recognized due to the receipt of the official tax invoice in 2014.

The current year movement in the liability for unrecognized tax benefits of US$11,592,738 in 2015 was due to deemed interest income from subsidiaries of the Company during the year. The movement in the liability for unrecognized tax benefits of US$313,640 was due to the fluctuation of US$/RMB exchange rate, and therefore was recorded as other comprehensive income arising from the foreign currency translation. The remaining change of US$3,772,547 was recognized as a reduction of unrecognized tax benefits mainly due to the expiration of the statute of limitations period, and the amount of US$3,669,272 was recognized due to the availability for taxation deductions in 2015.

As of December 31, 2014 and 2015, unrecognized tax benefits of US$8,582,351 and US$1,993,721, respectively, if ultimately recognized, will impact the effective tax rate. The Group anticipates new unrecognized tax benefits, related to tax positions similar to those giving rise to its existing unrecognized tax benefits, to originate after December 31, 2015. It is possible that the amount of uncertain tax positions will change in the next twelve months, however, an estimate of the range of the possible outcomes cannot be made at this time.

The PRC income tax returns for fiscal year 2012 through fiscal year 2015 remain open to potential examination. In addition, local tax authorities may exercise broad discretion in applying the tax law, thus potentially exposing the PRC subsidiaries to audits of tax years outside the general statute of limitations.

It is the Group’s continuing practice to recognize interest and penalties related to uncertain tax positions in interest expenses and other expenses, respectively. For the years ended December 31, 2013, 2014 and 2015, no interests and penalties have been recognized under ASC 740-10 as management believes that there will be no interest and penalties charged relating to a re-evaluation of a tax levy method.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

For the years ended December 31, 2013, 2014 and 2015, the Group has made provision for LAT with respect to properties sold up to December 31, 2015 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

In prior years, the Company has settled the LAT for three of its projects based on the deemed profit method, which was approved by the local tax bureau. Out of the three projects, one project was liquidated on April 6, 2012 and the statute of limitations of another project expired as of December 31, 2013. The statute of limitations of the remaining project expired on April 27, 2014. Based on the above, there is no longer a contingency related to the LAT of the three projects settled in the prior years as of December 31, 2014 and 2015.

(d) Deferred tax

The tax effects of temporary differences that give rise to the Group’s net current deferred tax assets and liabilities as of December 31, 2014 and 2015 are as follows:

	December 31, 2014	December 31, 2015
	US$	US$
Current deferred tax assets:
Tax loss carried forward	4,947,176	9,858,503
Accruals and provisions	5,554,948	6,269,775
Deemed interest income	3,276,136	14,868,874
Unrealized profit at consolidation	-	2,946,297
Allowance for deferred tax assets	-	(4,274,501)

Total current deferred tax assets	13,778,260	29,668,948

Current deferred tax liabilities:
Revenue recognized based on percentage of completion	(31,868,998)	(38,623,934)
Real estate properties accelerated cost deduction	(1,360,518)	(1,282,034)
Taxable temporary differences arising from business combinations and asset acquisitions	(71,705,371)	(47,409,723)
Others	(45,532)	(45,532)

Total current deferred tax liabilities	(104,980,419)	(87,361,223)

Net current deferred tax liabilities	(91,202,159)	(57,692,275)

The tax effects of temporary differences that give rise to the Group’s net long-term deferred tax assets and liabilities as of December 31, 2014 and 2015 are as follows:

	December 31, 2014	December 31, 2015
	US$	US$
Long-term deferred tax assets:
Tax loss carried forward	2,727,890	5,553,093
Revenue recognition of real estate lease income on a straight-line basis	8,767,201	8,955,776
Others	2,146,517	979,688

Total long-term deferred tax assets	13,641,608	15,488,557

Long-term deferred tax liabilities:
Income tax on undistributed earnings of PRC subsidiaries	(9,825,083)	(13,500,239)

Total long-term deferred tax liabilities	(9,825,083)	(13,500,239)

Net long-term deferred tax assets	3,816,525	1,988,318

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Certain of the Company’s PRC subsidiaries have PRC tax net operating loss carry forwards of US$39.4 million (2014: US$19.8 million) which will expire in one to five years, if unutilized. Losses incurred in the U.S. amounting to US$9.0 million (2014: US$5.9 million) will expire in 20 years.

During 2014 and 2015, the Company has considered its operational funding needs, future development initiatives and its dividend distribution plan and is permanently reinvesting all but US$98.3 million and US$332.9 million (including US$197.9 million that may be remitted on a tax-free basis that is within the parent company’s control and presently available) of its PRC subsidiaries earnings as at December 31, 2014 and 2015, respectively. Accordingly, the Company accrued deferred income tax liabilities of US$9.83 million and US$13.5 million for the withholding tax liability associated with the distribution of retained earnings that are not permanently reinvested as at December 31, 2014 and 2015, respectively. As of December 2014 and 2015, the total amount of undistributed earnings from the Company’s PRC subsidiaries that are considered to be permanently reinvested were US$683.7 million and US$509.1 million, and the related unrecognized deferred tax liabilities were approximately US$68.4 million and US$50.9 million, respectively.

For each PRC subsidiary, deferred tax assets have been netted against deferred tax liabilities by current classification, as the reversal of the underlying temporary differences is expected to occur in the same future periods.

In assessing the ability to realize the deferred tax assets, the Group has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Accordingly, the Group recorded valuation allowance amounting nil and US$4,274,501 as of December 31, 2014 and 2015, respectively.

16. Share-based compensation

As of December 31, 2015, the Company has four share-based compensation plans under which awards may be granted to both employees and non-employees, which are described below. Compensation cost of US$4,904,626 (2013: US$676,303, 2014: US$3,232,940) was charged against income comprising of general and administrative expenses of US$4,904,626 (2013: US$676,303, 2014: US$3,232,940) for those plans with a corresponding credit to additional paid-in capital in the year ended December 31, 2015, of which, US$4,407,999 (2013: US$427,989, 2014: US$2,736,313) was related to the options granted to employees. The compensation cost is regarded as a permanent difference for income tax purposes as the options were granted by the Company, which is registered in Cayman, a tax free jurisdiction. Hence, no tax benefit was recognized upon the recognition of compensation cost. The Company has a policy of using authorized shares in the existing pool to satisfy any future exercise of share options and shares repurchased held by a third party trustee to satisfy the RSUs granted under the 2014 RSU plan.

2007 Equity Incentive Plan (the “Plan”)

On August 11, 2007, the Company granted share options to purchase up to 6,125,374 common shares to its directors and employees, at exercise prices ranging from US$0.0001 to US$2.50 per share. These options have a weighted average grant date fair value of US$2.67 per option, and a total expected compensation cost, net of expected forfeitures, of US$15,564,801. These options have vesting periods based on length of service ranging from 10 to 60 months and will expire no later than August 10, 2017. These options are performance-based and did not begin vesting until the Company’s IPO was in effect. However, upon the effectiveness of the IPO, these awards had an immediate vesting of all shares that would have vested between the grant date and the effectiveness of the IPO.

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

On February 26, 2015, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 200,000 common shares to one employee, at an exercise price of US$1.255 per share. These options have a weighted average grant date fair value of US$0.36 per option and a total expected compensation cost, net of expected forfeitures, of US$71,853. These options have vesting periods based on length of service of 36 months and will expire no later than February 26, 2025.

On April 10, 2015, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 600,000 common shares to one employee, at an exercise price of US$1.605 per share. These options have a weighted average grant date fair value of US$0.52 per option and a total expected compensation cost, net of expected forfeitures, of US$312,671. These options have vesting periods based on length of service of 36 months and will expire no later than April 10, 2025.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

On July 1, 2015, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 1,200,000 common shares to two employees, at an exercise price of US$1.71 per share. These options have a weighted average grant date fair value of US$0.48 per option and a total expected compensation cost, net of expected forfeitures, of US$577,836. These options have vesting periods based on length of service of 36 months and will expire no later than July 1, 2025.

On September 30, 2015, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 200,000 common shares to one employee, at an exercise price of US$1.39 per share. These options have a weighted average grant date fair value of US$0.50 per option and a total expected compensation cost, net of expected forfeitures, of US$100,243. These options have vesting periods based on length of service of 36 months and will expire no later than September 30, 2025.

On November 6, 2015, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 200,000 common shares to one employee, at an exercise price of US$1.81 per share. These options have a weighted average grant date fair value of US$0.61 per option and a total expected compensation cost, net of expected forfeitures, of US$122,109. These options have vesting periods based on length of service of 36 months and will expire no later than November 6, 2025.

2015 Long Term Incentive Plan (the “2015 Plan”)

In June 2015, the Company approved the 2015 Stock Option Plan to provide grant of options to purchase shares of company stock with maximum aggregate number of 20 million common shares, subject to adjustment to account for changes in the capitalization of the Company.

On July 1, 2015, under the 2015 Plan, the Company granted share options with service conditions to purchase up to 6,574,600 common shares to twenty-two employees, at an exercise price of US$1.71 per share. These options have a weighted average grant date fair value of US$0.48 per option and a total expected compensation cost, net of expected forfeitures, of US$3,165,867. These options have vesting periods based on length of service of 34 months and will expire no later than July 1, 2025.

On July 29, 2015, under the 2015 Plan, the Company granted share options with service conditions to purchase up to 81,600 common shares to one employee, at an exercise price of US$1.71 per share. These options have a weighted average grant date fair value of US$0.42 per option and a total expected compensation cost, net of expected forfeitures, of US$34,294. These options have vesting periods based on length of service of 33 months and will expire no later than July 29, 2025.

Assumptions

The Company assumed the forfeiture ratios of 10% for non-executive employees and 0% for executives in arriving at the total compensation expense. All outstanding unvested stock options as of December 31, 2015 under the Plan, the 2007 Plan and the 2015 Plan were related to executives and therefore, are expected to vest in full.

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses the assumptions noted below.

	Options Granted in 2013 Under the 2007 Plan	Options Granted in 2014 Under the 2007 Plan	Options Granted in 2015 Under the 2007 Plan	Options Granted in 2015 Under the 2015 Plan
Average risk-free rate of return	1.43%	2.5%	1.82-1.92%	1.57-1.92%
Expected term	6 Years	5-6 Years	6 Years	6 Years
Volatility rate	55.7%	40.5-41.4%	46.3-55.2%	55.0-55.9%
Dividend yield	5%	5%	5%	5%

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Share Option Activity

The following table is a summary of the Company’s share option activity under the Plan (in US$, except options):

Options under the Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding, January 1, 2015 2.50 (exercise price)	560,594	2.5	2.58	-
0.0001 (exercise price)	23,800	0.0001	2.58	28,082

Granted to employee	-	-	-	-
Exercised Expired	-	-	-	-
Forfeited/Cancelled
2.50 (exercise price)	3,298	2.5	-	-

Outstanding, December 31, 2015
2.50 (exercise price)	557,396	2.5	1.58	-
0.0001 (exercise price)	23,800	0.0001	1.58	43,909

Exercisable as at December 31, 2015
2.50 (exercise price)	557,396	2.5	1.58
0.0001 (exercise price)	23,800	0.0001	1.58	43,909

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$1.85 per common share as of December 31, 2015 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2015. All the options were fully vested as of December 31, 2012.

As of December 31, 2015, there was no unrecognized compensation cost related to unvested share-based compensation arrangements granted to employees and non-employees under the Plan.

The following table is a summary of the Company’s share option activity under the 2007 Plan (in US$, except options):

Options Under the 2007 Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding, January 1, 2015
7.0 (exercise price)	792,056	7.00	2.83	-
2.975 (exercise price)	180,000	2.975	3.50	-
1.87 (exercise price)	93,334	1.87	4.25	-
1.21 (exercise price)	860,000	1.21	5.95	-
1.085 (exercise price)	100,000	1.085	6.50	9,500
1.64 (exercise price)	300,000	1.64	7.87	-
1.595 (exercise price)	200,000	1.595	7.87	-
2.105 (exercise price)	600,000	2.105	8.50	-
2.86 (exercise price)	600,000	2.86	8.67	-
2.045 (exercise price)	600,000	2.045	9.48
1.21 (exercise price)	907,000	1.21	9.50	-

Granted
1.255(exercise price)	200,000	1.255	9.16	118,000
1.605(exercise price)	600,000	1.605	9.27	144,000
1.71(exercise price)	1,200,000	1.710	9.50	162,000
1.39(exercise price)	200,000	1.390	9.75	91,000
1.81(exercise price)	200,000	1.810	9.85	7,000

Exercised
1.21 (exercise price)	6,000	1.21	-	2,400
1.21 (exercise price)	17,000	1.21	-	6,800
1.21 (exercise price)	2,000	1.21	-	634
1.21 (exercise price)	4,000	1.21	-	1,220
1.21 (exercise price)	2,000	1.21	-	817
1.21 (exercise price)	5,000	1.21	-	1,999
1.21 (exercise price)	4,000	1.21	-	1,553

Forfeited/Cancelled (employee)
2.045 (exercise price)	600,000	2.045	-	-
1.21 (exercise price)	100,000	1.21	-	-
1.64 (exercise price)	100,000	1.64	-	-
1.595 (exercise price)	200,000	1.595	-	-

Outstanding, December 31, 2015

7.0 (exercise price)	792,056	7.00	1.83	-
2.975 (exercise price)	180,000	2.975	2.50	-
1.87 (exercise price)	93,334	1.87	3.25	-
1.21 (exercise price)	754,000	1.21	4.95	478,790
1.085 (exercise price)	100,000	1.085	5.50	76,000
1.64 (exercise price)	200,000	1.64	6.87	41,000
1.595 (exercise price)	-	1.60	6.87	-
2.105 (exercise price)	600,000	2.105	7.50	-
2.86 (exercise price)	600,000	2.86	7.67	-
2.045 (exercise price)	-	2.045	8.48	-
1.21 (exercise price)	873,000	1.21	8.50	554,355
1.255(exercise price)	200,000	1.255	9.16	118,000
1.605(exercise price)	600,000	1.605	9.27	144,000
1.71(exercise price)	1,200,000	1.71	9.50	162,000
1.39(exercise price)	200,000	1.39	9.75	91,000
1.81(exercise price)	200,000	1.81	9.85	7,000

Exercisable as at December 31, 2015

7.0 (exercise price)	792,056	7.00	1.83	-
2.975 (exercise price)	180,000	2.98	2.50	-
1.87 (exercise price)	93,334	1.87	3.25	-
1.21 (exercise price)	754,000	1.21	4.95	478,790
1.085 (exercise price)	100,000	1.09	5.50	76,000
1.64 (exercise price)	200,000	1.64	6.87	41,000
2.105 (exercise price)	400,000	2.11	7.50	-
2.86 (exercise price)	400,000	2.86	7.67	-
1.21 (exercise price)	873,000	1.21	8.50	554,355
1.255(exercise price)	132,000	1.26	9.16	77,880

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$1.85 per common share as of December 31, 2015 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2015. As of December 31, 2015, there was US$1,133,257 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees, under the 2007 Plan. The cost is expected to be recognized using a straight-line method over a weighted-average period of 2.16 years. Total fair value of options vested during the year ended December 31, 2013, 2014 and 2015 was US$430,438, US$1,206,372, and US$633,113, respectively.

The following table is a summary of the Company’s share option activity under the 2015 Plan (in US$, except options):

Options Under the 2015 Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Granted
1.71(exercise price)	81,600	1.71	9.58	11,016
1.71(exercise price)	6,574,600	1.71	9.50	887,571

Outstanding, December 31, 2015
1.71(exercise price)	81,600	1.71	9.58	11,016
1.71(exercise price)	6,574,600	1.71	9.50	887,571

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$1.85 per common share as of December 31, 2015 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2015. As of December 31, 2015, there was US$2,560,637 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees, under the 2015 Plan. The cost is expected to be recognized using a straight-line method over a weighted-average period of 2.5 years. Total fair value of options vested during the year ended December 31, 2015 was US$639,524.

2014 Restricted Stock Unit Plan (the “2014 RSU Plan”)

On May 23, 2014, the Board of Directors approved the 2014 RSU Plan, which is administered by the Compensation Committee of the Board of Directors. The 2014 RSU Plan provides for discretionary grants of restricted stock units, or RSUs, to or for the benefit of participating employees. The maximum number of common shares that may be delivered to 2014 RSU Plan participants in connection with RSUs granted under the 2014 RSU Plan is 10,000,000, subject to adjustment if the Company's outstanding common shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Company through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction.

On May 23, 2014, the Company established a trust that is governed by a third party trustee and deposited US$7,042,725 into the trust. The trustee used the funds to acquire 4,234,884 common shares in the open market. The awards vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method. The shares held by the third party trustee are legally outstanding as of December 31, 2015.

On April 10, 2015, under the 2014 RSU Plan, the Company deposited $3,259,998 into the trust. The trustee used the funds to acquire 2,076,964 common shares from the open market. The awards vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method. The shares held by the third party trustee are legally outstanding as of December 31, 2015.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

The weighted average grant-date fair value of restricted shares granted during the years ended December 31, 2014 and 2015 was US$2.01 and US$1.605, respectively, which was derived from the fair value of the underlying ordinary shares.

Other awards

On December 29, 2014, EMG granted the Share Option to a selling shareholder. No compensation expense was recorded as of December 31, 2014 and 2015 since the performance conditions underlying the Share Option were not met.

17. Other payables and accrued liabilities

The components of other payables and accrued liabilities are as follows:

	December 31, 2014	December 31, 2015
	US$	US$
Contract deposit	22,484,500	31,740,289
Accrued expense	19,893,141	22,170,906
Deed tax and maintenance fund withheld for customers	266,382	13,318,504
Bidding deposit	1,698,002	1,881,217
Welfare payable	1,697,794	1,590,932
Other tax payable	8,606,598	701,721
Accrued aircraft operating expense	752,574	8,445,279
Accrued interest expense	11,582,212	14,178,760
Others	7,106,887	12,098,761

Total	74,088,090	106,126,369

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

18. Related party and employee transactions

(a) Amounts due from related party

	December 31, 2014	December 31, 2015
	US$	US$
Shaanxi Zhongmao Economy Development Co., Ltd.	125,374,349	45,072,727
Beijing Ruihao Rongtong Real estate development Co., Ltd.	-	10,816,284
Beijing Starry Sky Cinema Co., Ltd	-	2,741,161

	125,374,349	58,630,172

As of December 31, 2014, this balance represents a receivable due from Shaanxi Zhongmao related to advances for operational needs without any fixed payments terms, which mainly consisted of the amount of US$104,410,477 for acquiring parcels of land in Xi’an. In 2015, the Company advanced US$146,042,251 to Shaanxi Zhongmao and Shaanxi Zhongmao repaid US$221,558,534 of the outstanding balance. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

As of December 31,2015, the balance due from Ruihao Rongtong and Beijing Starry Sky Cinema are related to advances for operational needs without any fixed payments terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

(b) Amounts due from employees

	December 31, 2014	December 31, 2015
	US$	US$
Advances to employees	50,057	350,919

The balance represents cash advances to employees for traveling expenses and other expenses. The balances are unsecured, bear no interest and have no fixed payment terms.

(c) Others

For the year ended December 31, 2015, total directors’ remuneration amounted to US$8,549,672 (2013: US$9,690,085; 2014: US$8,145,311).

All other related party transactions have been disclosed in Notes 1, 2a) and 12.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

19. Equity

(i) As at December 31, 2015, the Company’s authorized share capital was 500 million common shares, par value US$0.0001 per share (December 31, 2014: 500 million common shares).

(ii) During the year ended December 31, 2013, 15,124 options were exercised at US$2.5 per share under the Plan.

(iii) During the year ended December 31, 2013, 406,666 options were exercised at US$1.87 per share under the 2007 Plan.

(iv) During the year ended December 31, 2013, 200,000 options were exercised at US$1.8 per share under the 2007 Plan.

(v) During the year ended December 31, 2013, 4,082,020 options were exercised at US$1.21 per share under the 2007 Plan.

(vi) On July 12, 2013, the Board of Directors unanimously authorized management to repurchase up to US$60 million of the Company’s shares (the 2013 Repurchase Program) from the approval date to the end of 2015.

(vii) During the year ended December 31, 2013, 2,629,716 common shares were repurchased at a total cost of US$5,767,159.

(viii) On September 19, 2013, the Company had purchased a cumulative total of 14,264,896 treasury shares for a consideration of US$19,434,281 with a weighted average price of US$1.36 per share. On September 19, 2013, 12,000,000 out of the 14,264,896 treasury shares were issued to TPG Asia as part of the TPG Private Placement and the Company received gross proceeds of approximately US$32,880,000 from the issuance of the treasury shares.

(ix) During the year ended December 31, 2013, the Company distributed quarterly dividends of US$0.025 per common share to common shareholders amounting to a total of US$14,724,740.

(x) During the year ended December 31, 2014, 33,000 options were exercised at US$1.21 per share under the 2007 Plan.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

(xi) During the year ended December 31, 2014, 9,025,690 common shares were repurchased at a total cost of US$17,610,787.

(xiii) During the year ended December 31, 2014, 4,234,884 common shares were repurchased at a total cost of US$7,042,725 under the 2014 RSU Plan, which were granted to employees and directors (note 16).

(xiv) During the year ended December 31, 2014, the Company distributed quarterly dividends of US$0.025 per common share to common shareholders amounting to a total of US$15,288,919.

(xv) During the year ended December 31, 2015, 40,000 options were exercised at US$1.21 per share under the 2007 Plan.

(xvi) During the year ended December 31, 2015, 2,179,902 common shares were repurchased at a total cost of US$3,349,172.

(xvii) During the year ended December 31, 2015, 2,076,964 common shares were repurchased at a total cost of US$3,259,998 under the 2014 RSU Plan, which were granted to employees and directors.

(xviii) During the year ended December 31, 2015, the Company distributed quarterly dividends of US$0.025 per common share to common shareholders amounting to a total of US$14,751,704.

20. Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	December 31,
	2013	2014	2015
	US$	US$	US$
Numerator:
Net income	126,356,264	48,515,730	66,482,107
Net income attributable to Xinyuan Real Estate Co., Ltd. Shareholders – basic	126,356,264	48,515,730	66,482,107
Interest expense associated with the Convertible Note	798,984	2,690,572	-
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders – diluted	127,155,248	51,206,302	66,482,107
Denominator:
Number of shares outstanding, basic*	145,733,028	151,935,765	142,625,427
Convertible Note (Note 12)	2,038,808	24,561,789	-
Stock options	1,692,720	620,681	348,603
Restricted stock units	-	-	3,513,919

Number of shares outstanding-diluted	149,464,556	177,118,235	146,487,949

Basic earnings per share	0.87	0.32	0.47

Diluted earnings per share	0.85	0.29	0.45

 * The restricted shares repurchased by the trustee that are unvested are excluded from the number of shares outstanding for purposes of computing basic earnings per share in accordance with ASC 260. However, these unvested restricted shares are factored into the computation of diluted earnings per share using the treasury stock method.

During the year ended December 31, 2015, 11,878,986 (2013: 1,123,723; 2014: 4,086,084) stock options were excluded from the calculation of earnings per share because their effect would be anti-dilutive.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

21. Segment reporting

The Group’s long-lived assets and revenue are mainly located in and derived from the PRC. Starting in 2012, a small portion of the Group’s long-lived assets and revenue are located in and derived from the United States. The Group considers that each of its individual property developments is a discrete operating segment. The Group has aggregated its segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. The Group’s reportable operating segments are comprised of Henan Province, Shandong Province, Jiangsu Province, Sichuan Province, Beijing, Hainan Province, Hunan Province, Shanghai, and Tianjin in the PRC; and the United States.

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

No single customer accounted for more than 10% of net sales for the years ended December 31, 2013, 2014 and 2015.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Summary information by operating segment is as follows:

December 31, 2013	Henan	Shandong	Jiangsu	Anhui	Sichuan	Beijing	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$

Net real estate sales	378,087,120	290,511,011	186,224,891	-	13,489,121	-	6,614,490	-	874,926,633
Real estate lease income	2,098,415	196,596	576,457	-	-	-	-	3,118,298	5,989,766
Other revenue	242,368	84,040	479,202	-	183,026	-	15,520	15,817,501	16,821,657

Total revenue	380,427,903	290,791,647	187,280,550	-	13,672,147	-	6,630,010	18,935,799	897,738,056
Cost of real estate sales	(225,443,661)	(220,570,567)	(135,087,692)	-	(3,107,736)	-	(6,002,345)	(723,634)	(590,935,635)
Cost of real estate lease income	(1,602,225)	(129,059)	(323,012)	-	-	-	-	458,065	(1,596,231)
Other costs	3,553,561	(512)	3,359,189	-	(56,418)	-	(550)	(13,063,594)	(6,208,324)

Total cost of revenue	(223,492,325)	(220,700,138)	(132,051,515)	-	(3,164,154)	-	(6,002,895)	(13,329,163)	(598,740,190)
Gross profit	156,935,578	70,091,509	55,229,035	-	10,507,993	-	627,115	5,606,636	298,997,866
Operating expenses	(39,956,831)	(6,925,944)	(11,766,051)	(12,908)	(936,011)	(6,670,853)	(1,359,841)	(17,594,048)	(85,222,487)

Operating income/(loss)	116,978,747	63,165,565	43,462,984	(12,908)	9,571,982	(6,670,853)	(732,726)	(11,987,412)	213,775,379
Interest income	9,121,573	749,616	216,008	129	11,819	736,400	3,098	842,844	11,681,487
Interest expense	(778,032)	-	-	-	-	-	-	(16,084,500)	(16,862,532)
Share of loss in an equity investee	(117,188)	-	-	-	-	-	-	-	(117,188)
Other operating income/expense	-	-	-	-	-	1,538,968	-	-	1,538,968
Income/(loss) before income taxes	125,205,100	63,915,181	43,678,992	(12,779)	9,583,801	(4,395,485)	(729,628)	(27,229,068)	210,016,114
Income tax (expense)/benefit	(46,673,642)	(13,936,301)	(16,640,499)	(40,107)	(2,749,642)	1,212,316	(44,335)	(4,787,640)	(83,659,850)

Net income/(loss)	78,531,458	49,978,880	27,038,493	(52,886)	6,834,159	(3,183,169)	(773,963)	(32,016,708)	126,356,264

Depreciation and amortization	1,903,564	147,053	548,699	52,166	3,652	311,673	174	170,141	3,137,122
Capital expenditure	6,672,173	184,084	91,784,366	-	-	936,906	116,597	405,009	100,099,135
Equity investment	5,967,905	-	-	-	-	-	-	-	5,967,905
Real estate properties held for sale	-	-	-	-	-	-	5,524,041	-	5,524,041
Real estate properties development completed	665,410	555,797	19,244,890	287,165	507,026	-	-	-	21,260,288
Real estate properties under development	190,143,709	37,201,975	441,295,792	-	-	198,205,122	65,672,108	-	932,518,706
Real estate properties held for lease	48,011,607	3,602,956	7,712,857	846,903	-	-	-	235,858	60,410,181

Total long-lived assets	106,014,797	4,694,369	12,200,324	847,318	1,649,862	1,664,134	113,296	10,387,542	137,571,642
Total assets	928,034,862	314,799,152	482,414,252	9,494,401	88,642,444	184,288,291	6,530,771	367,895,419	2,382,099,592

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

December 31, 2014	Henan	Shandong	Jiangsu	Sichuan	Beijing	Hainan	Hunan	Shanghai	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	310,236,873	192,437,765	175,960,358	9,912,254	188,579,891	6,526,065	4,109,978	-	4,921,331	141,377	892,825,892
Real estate lease income	2,991,909	218,320	651	-	-	-	-	-	-	1,725,306	4,936,186
Other revenue	110,500	110,166	57,357	29,585	11,717	391	244	-	-	21,665,635	21,985,595

Total revenue	313,339,282	192,766,251	176,018,366	9,941,839	188,591,608	6,526,456	4,110,222	-	4,921,331	23,532,318	919,747,673
Cost of real estate sales	(210,789,926)	(146,862,778)	(138,838,903)	(9,125,435)	(133,519,235)	(4,137,467)	(3,632,997)	-	(4,643,722)	977,293	(650,573,170)
Cost of real estate lease income	(2,574,534)	29,388	(575,529)	-	-	-	-	-	-	(52,540)	(3,173,215)
Other costs	(1,804,955)	(1,303,518)	(391,538)	(16,975)	(364,326)	(17)	(32,560)	-	-	(19,921,843)	(23,835,732)

Total cost of revenue	(215,169,415)	(148,136,908)	(139,805,970)	(9,142,410)	(133,883,561)	(4,137,484)	(3,665,557)	-	(4,643,722)	(18,997,090)	(677,582,117)
Gross profit	98,169,867	44,629,343	36,212,396	799,429	54,708,047	2,388,972	444,665	-	277,609	4,535,228	242,165,556
Operating expenses	(58,981,130)	(8,891,116)	(12,928,183)	(3,229,614)	(27,689,927)	(3,855,809)	(3,234,163)	(2,353,439)	(5,783,635)	(18,169,045)	(145,116,061)

Operating income/(loss)	39,188,737	35,738,227	23,284,213	(2,430,185)	27,018,120	(1,466,837)	(2,789,498)	(2,353,439)	(5,506,026)	(13,633,817)	97,049,495
Interest income	10,797,806	903,353	471,254	8,312	375,674	4,974	16,913	9,647	-	1,989,389	14,577,322
Interest expense	(471,635)	-	-	-	-	-	-	-	-	(27,729,132)	(28,200,767)
Net realized gain on short-term investments	3,128,014	-	-	-	-	-	-	-	-	-	3,128,014
Share of income (loss) in an equity investee	(1,691,897)	-	-	-	-	-	-	-	-	-	(1,691,897)
Loss on extinguishment of debt	-	-	-	-	-	-	-	-	-	(9,848,931)	(9,848,931)
Exchange gains	706,108	-		-	-	-	-	-	-	-	706,108
Unrealized income on short-term investments	120,146	-	-	-	1,887	-	-	-	-	-	122,033
Other income	-	3,212,606	-	-	-	-	-	-	-	-	3,212,606

Income/(loss) before income taxes	51,777,279	39,854,186	23,755,467	(2,421,873)	27,395,681	(1,461,863)	(2,772,585)	(2,343,792)	(5,506,026)	(49,222,491)	79,053,983
Income tax benefit /(expense)	1,897,892	(9,997,111)	(3,452,056)	681,784	(18,646,689)	(737,457)	(543,422)	(505,771)	2,243,056	(1,497,844)	(30,557,618)

Net income/(loss)	53,675,171	29,857,075	20,303,411	(1,740,089)	8,748,992	(2,199,320)	(3,316,007)	(2,849,563)	(3,262,970)	(50,720,335)	48,496,365

Depreciation and amortization	5,056,099	255,701	684,087	38,685	446,531	95,456	24,944	35,727	147,349	213,543	6,998,122
Capital expenditure	6,317,246	187,745	175,551	296,976	57,767	698,842	242,276	371,198	10,130,497	217,835	18,695,933
Real estate properties development for sale	-	-	-	-	-	-	-	-	1,185,217	-	1,185,217
Real estate properties development completed	10,174,728	778,376	1,069,768	-	-	-	-	-	-	286,127	12,308,999
Real estate properties under development	122,442,706	230,512,631	476,026,887	213,243,863	124,555,677	80,188,420	145,738,966	192,275,659	119,947,878	9,642,365	1,714,575,052
Real estate properties held for lease	45,892,107	5,053,480	17,464,831	-	-	-	-	-	-	813,330	69,223,748

Total long-lived assets	91,997,422	7,323,161	23,139,244	10,904,402	3,896,449	690,086	528,484	761,721	11,488,178	10,338,428	161,067,575
Total assets	868,110,770	501,351,668	642,378,579	125,561,644	427,431,672	52,944,306	99,029,288	197,356,138	36,990,997	280,371,172	3,231,526,234

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

December 31, 2015	Henan	Shandong	Jiangsu	Sichuan	Beijing	Hainan	Hunan	Shanghai	Tianjin	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	251,681,188	186,222,554	371,469,943	36,372,298	166,775,534	3,534,278	42,191,276	70,058,447	4,631,258	1,530,000	-	1,134,466,776
Real estate lease income	4,484,591	202,892	-	-	-	-	-	-		-	1,885,780	6,573,263
Other revenue	1,396,463	30,659	308,026	80,142	318,271	8,157	2,332	-	1,333	-	21,138,576	23,283,959

Total revenue	257,562,242	186,456,105	371,777,969	36,452,440	167,093,805	3,542,435	42,193,608	70,058,447	4,632,591	1,530,000	23,024,356	1,164,323,998
Cost of real estate sales	(160,197,316)	(149,867,847)	(305,417,991)	(32,313,894)	(118,868,527)	(2,337,677)	(30,095,959)	(62,366,015)	(3,534,525)	(1,243,112)	-	(866,242,863)
Cost of real estate lease income	(2,202,367)	(285,974)	(1,416,157)	-	-	-	-	-	-	-	(51,824)	(3,956,322)
Other costs	160,449	(376,070)	(641,646)	(3,615)	(835,555)	(324)	-	-	(8,424)	-	(19,429,522)	(21,134,707)

Total cost of revenue	(162,239,234)	(150,529,891)	(307,475,794)	(32,317,509)	(119,704,082)	(2,338,001)	(30,095,959)	(62,366,015)	(3,542,949)	(1,243,112)	(19,481,346)	(891,333,892)
Gross profit	95,323,008	35,926,214	64,302,175	4,134,931	47,389,723	1,204,434	12,097,649	7,692,432	1,089,642	286,888	3,543,010	272,990,106
Operating expenses	(51,882,922)	(13,528,548)	(15,826,805)	(3,672,935)	(32,178,776)	(6,617,557)	(5,090,601)	(4,346,174)	(10,002,768)	(4,971,109)	(19,336,890)	(167,455,085)

Operating income/(loss)	43,440,086	22,397,666	48,475,370	461,996	15,210,947	(5,413,123)	7,007,048	3,346,258	(8,913,126)	(4,684,221)	(15,793,880)	105,535,021
Interest income	23,284,854	237,687	442,560	18,752	331,042	3,968	45,592	134,580	2,966	-	1,735	24,503,736
Interest expense	21,612,239	-	-	-	-	-	-	-	-	17,587,083	(59,480,738)	(20,281,416)
Net realized gain on short-term investments	-	-	-	-	-	-	-	-	-	-	603,078	603,078
Share of income in an equity investee	2,234,635	-	-	-	-	-	-	-	-	-	-	2,234,635
Loss on extinguishment of debt	-	-	-	-	-	-	-	-	-	-	-	-
Exchange gains	403,286	-		-	-	-	-	-	-	-	-	403,286
Unrealized income on short-term investments	-	-	-	-	-	-	-	-	-	-	49,443	49,443
Other income	-	-	-	-	-	4,677,244	-	-	-	2,950	1,264,926	5,945,120

Income/(loss) before income taxes	90,975,100	22,635,353	48,917,930	480,748	15,541,989	(731,911)	7,052,640	3,480,838	(8,910,160)	12,905,812	(73,355,436)	118,992,903
Income tax benefit /(expense)	(16,234,099)	(9,901,175)	(32,061)	(1,344,687)	(13,479,368)	163,491	(5,634,909)	(1,259,900)	1,739,065	2,825,203	(9,352,878)	(52,511,318)

Net income/(loss)	74,741,001	12,734,178	48,885,869	(863,939)	2,062,621	(568,420)	1,417,731	2,220,938	(7,171,095)	15,731,015	(82,708,314)	66,481,585

Depreciation and amortization	5,569,343	400,733	1,542,209	64,082	515,150	208,486	76,304	83,175	3,839	50,985	237,358	8,751,664
Capital expenditure	4,249,718	172,853	31,524	-	33,952,563	127,550	146,074	-	52,401	136,065	256,824	39,125,572
Real estate properties development for sale	-	-	-	-	-	-	-	-	-	-	-	-
Real estate properties development completed	4,775,131	-	19,301,428	-	-	-	-	-	-	-	-	24,076,559
Real estate properties under development	313,105,983	275,709,393	307,172,930	223,653,822	62,561,492	101,059,710	157,166,855	155,309,860	57,207,564	226,208,448	8,165,744	1,887,321,801
Real estate properties held for lease	42,511,937	4,487,714	23,416,217	-	-	-	-	-		-	716,714	71,132,582

Total long-lived assets	221,202,024	6,683,031	27,947,425	9,036,881	6,958,865	553,186	468,620	391,481	751,519	13,009,709	11,420,981	298,423,722
Total assets	1,064,084,941	457,041,948	655,880,819	206,485,216	346,527,256	135,047,439	110,988,357	128,502,762	19,201,186	166,888,356	270,739,159	3,561,387,439

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

As of December 31, 2015, the Group had the following operating lease obligations falling due in:

Amount
US$
2016	3,113,503
2017	1,732,005
2018	1,326,668
2019	781,985
2020	562,477
2021 and thereafter	143,218

Total	7,659,856

Capital lease commitments

The Group leases a corporate aircraft under a non-cancellable capital lease arrangement. The terms of the lease do not contain contingent rent clauses.

As of December 31, 2015, the Group had the following minimum lease payments (excluding the portion of the payments representing executory costs, including any profit thereon) falling due in:

Amount
US$
2016	5,106,207
2017	5,106,207
2018	5,106,207
2019	5,106,207
2020 and thereafter	7,659,311
Total minimum lease payments	28,084,139
Less interest	(6,907,520)
Capital lease obligations	21,176,619
Less current maturities of capital lease obligations	(3,065,612)
Long-term capital lease obligations	18,111,007

Other commitments

As of December 31, 2015, the Group had outstanding commitments with respect to non-cancellable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
2016	237,174,797
2017	154,945,910
2018	35,408,090
2019	34,442,583
2020 and thereafter	-

Total	461,971,380

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Contingencies

As at December 31, 2015, the Group provided guarantees of US$1,513,664,015 (2014: US$1,305,598,342), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the bank and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the date of grant of the relevant mortgage loan and ends upon issuance of real estate ownership certificate which will generally be available within six to twelve months after the purchaser takes possession of the relevant property. The Group paid US$359,551, US$1,478,386, and US$555,969 to satisfy guarantee obligations related to customer defaults for the years ended December 2013, 2014 and 2015, respectively.

The fair value of the guarantees is not significantly different than the net realizable value of the properties and management considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore no provision has been made for the guarantees.

In the prior years, the Group has settled the LAT for three of its projects based on the deemed profit method, which was approved by the local tax bureau. Out of the three projects, one project was liquidated on April 6, 2012 and the statute of limitations of another project expired as of December 31, 2013. The statute of limitations of the remaining project expired on April 27, 2014. Based on the above, there is no longer a contingency related to LAT for the three projects settled in the prior years as of December 31, 2014 and 2015.

On May 30, 2014, the Zhengzhou Modern City project developed by Henan Xinyuan Real Estate Co., Ltd., completed the LAT final settlement with the local tax bureau. The Company received a tax clearance certificate, which confirmed that the Company’s accrual under the deemed profit method was adequate and there was no additional tax adjustments assessed by the local tax bureau as of May 30, 2014. Based on the above, management performed a reassessment and concluded that the likelihood of the deemed profit method being overturned is only reasonably possible, and accordingly reversed the LAT liability accrued for the project amounting to US$16.2 million as of December 31, 2014. The Group’s estimate for the reasonably possible contingency related to the Zhengzhou Modern City project amounted to US$16.2 million as of December 31, 2015.

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

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against US$, there was appreciation of approximately 2.9% in the year ended December 31, 2013, depreciation of 2.4% in the year ended December 31, 2014 and depreciation of 4.4% in the year ended December 31, 2015, respectively. It is difficult to predict how market forces or PRC or US government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that the Company needs to convert US$ into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against US$ would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into US$ for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of US$ against RMB would have a negative effect on the US$ amount available to the Company. In addition, a significant depreciation of the RMB against the US$ may significantly reduce the US$ equivalent of the Company’s earnings or losses.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

During parts of 2011 and 2012 the Group offered certain homebuyers seller-financing arrangements. All the homebuyers entered into such arrangement were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via the Group’s management reporting procedures. The Group provided longer payment terms, ranging between six months to two years to particular home buyers after applying strict credit requirements based on the Group’s credit policy. In the second half of 2012, execution of seller-financed contracts dropped significantly to the point that the Group did not offer seller-financed contracts to second home buyers starting in the fourth quarter of 2012. Commencing in the second quarter of 2014, the Group again offer seller-financed contracts. As of December 31, 2015, there is no concentration of credit risk with respect to receivables. In 2013, PRC banks tightened the conditions on which mortgage loans are extended to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. The Group monitors its homebuyers’ outstanding mortgage loans on an ongoing basis via the Group’s management reporting procedures and took the position that contracts with underlying mortgage loans with processing periods exceeding one year cannot be recognized as revenue under the percentage of completion method (see Note 2(h) for further detail). As a result, the Group reversed contracted sales of the amounts related to apartments of which mortgage loans with processing periods exceeding one year when recognizing revenue under the percentage of completion method.

In addition, no single customer or supplier accounted for more than 10% of revenue or project expenditures for the years ended December 31, 2013, 2014 and 2015.

 24. Accumulated other comprehensive income

The movement of accumulated other comprehensive income is as follows:

Foreign currency translation adjustments
US$
Balance as of January 1, 2012	79,859,172
Other comprehensive income	2,140,848
Balance as of December 31, 2012	82,000,020
Other comprehensive income	25,910,940
Balance as of December 31, 2013	107,910,960
Other comprehensive loss	(3,353,952)
Balance as of December 31, 2014	104,557,008
Other comprehensive loss	(73,605,171)
Balance as of December 31, 2015	30,951,837

During the year ended December 31, 2015, the entire unrealized gain associated with the available for sale securities amounting to US$146,929 was reclassified from accumulated other comprehensive income to net income as a result of the disposal of available-for-sale securities.

25. Non-controlling interests

As of December 31, 2014 and 2015, the non-controlling interests consisted of the following:

	Ownership	December 31, 2014	December 31, 2015
		US$	US$
Beijing Economy Cooperation Ruifeng Investment Co., Ltd.	10%	19,392	18,819
Kunming Huaxia Xinyuan Real Estate Co., Ltd.	20%	48	-

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

26. Subsequent events

On January 15, 2016, Henan Xinyuan Quansheng Real Estate Co., Ltd. acquired a parcel of land in Zhengzhou, Henan Province for a purchase price of RMB420.3 million, equivalent to US$64.0 million.

On February 18, 2016, Henan Xinyuan  Real Estate, Ltd. acquired a parcel of land in Zhengzhou, Henan Province for a purchase price of RMB679.2 million, equivalent to US$104.0 million.

On January 14, 2016, the Company acquired a parcel of land, located on 10th Avenue and between 44th Street and 45th Street, in Midtown Manhattan for US$57.5 million.

On January 27, 2016, Xinyuan (China) Real Estate, Ltd. issued the second tranche of the onshore corporate bonds with an aggregate principal amount of US$107 million due on January 27, 2021 (the “Second Tranche Bonds”) at a coupon rate of 7.47% per annum payable annually. Interest is payable on January 27 of each year, commencing January 27, 2016.

On March 14, 2016, Xinyuan (China) Real Estate, Ltd. issued the third tranche of the onshore corporate bonds with an aggregate principal amount of US$77 million due on March 14, 2021 (the “Third Tranche Bonds”) at a coupon rate of 7.09% per annum payable annually. Interest is payable on March 14 of each year, commencing March 14, 2016.

In February 2016, through a consent solicitation to the holders of the May 2018 Secured Notes and the June 2019 Secured Notes, we amended the Indentures to give us additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include: (i) amend the provisions relating to future Subsidiary Guarantors, JV Subsidiary Guarantors and pledged subsidiary Capital Stock (each, as defined in the Indentures); (ii) amend the “Limitation on Indebtedness and Preferred Stock” covenant; (iii) amend the “Limitation on Transactions with Shareholders and Affiliates” covenant and the provisions relating to “Designation of Restricted Subsidiaries and Unrestricted Subsidiaries”; (iv) amend the definition of “Permitted Investment” and the “Limitation on Restricted Payments” covenant; and (v) remove the “Limitation on the Company’s Business Activities” covenant and amend the related definitions and provisions. The amendments also clarify certain other provisions in the Indentures.

27. Condensed financial information of the Company

The condensed financial statements of Xinyuan Real Estate Co., Ltd. (the “Company”) have been prepared in accordance with U.S. GAAP. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$387,450,518 as of December 31, 2015 (2014: US$379,829,487).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Condensed Balance Sheets

	Year ended December 31
	2014	2015
	US$	US$

ASSETS

Current assets
Cash and cash equivalents	4,392,766	1,295,835
Other deposits and prepayments	1,774,032	2,389,045
Other current assets	233,474	28
Due from subsidiaries	585,756,827	592,565,997
Total current assets	592,157,099	596,250,905

Other assets	-	-
Deferred charges	7,428,245	8,154,290
Investments in subsidiaries	900,701,691	962,901,445

TOTAL ASSETS	1,500,287,035	1,567,306,640

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank loan	130,024,345	222,226,246
PRC income tax payable	13,388	13,388
PRC other tax payable	902,190	902,190
Other payable and accrued liabilities	8,715,979	8,194,395
Payroll and welfare payables	-
Other long-term debt due within one year	-

Total current liabilities	139,655,902	231,336,219

Other long-term debt	400,000,000	400,000,000

Total liabilities	539,655,902	631,336,219

Shareholders’ equity
Common shares, $0.0001 par value:
Authorized-500,000,000 shares, issued and outstanding-144,879,900 shares for 2015 (2014: 147,019,802 shares)	15,831	15,835
Treasury shares	(20,696,268)	(24,045,440)
Additional paid-in capital	530,670,112	531,233,336
Retained earnings	450,641,458	428,766,690

Total shareholders’ equity	960,631,133	935,970,421

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,500,287,035	1,567,306,640

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Condensed Statements of Comprehensive Income

	Year ended December 31
	2013	2014	2015
	US$	US$	US$
Sales tax	-	-	-

General and administrative expenses	(16,494,847)	(8,860,382)	(10,301,067)

Operating loss	(16,494,847)	(8,860,382)	(10,301,067)
Interest expense	(24,635,780)	(58,515,706)	(58,576,635)
Interest income	749,408	1,289,907	3,533
Loss on extinguishment of debt	-	(9,848,931)	-
Equity in profit of subsidiaries, net	166,737,483	124,450,842	135,356,276

Income from operations before income taxes	126,356,264	48,515,730	66,482,107
Income taxes	-	-

Net income attributable to common shareholders	126,356,264	48,515,730	66,482,107

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	25,910,940	(3,353,952)	(73,605,171)

Comprehensive income/(loss) attributable to shareholders	152,267,204	45,161,778	(7,123,064)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(All amounts stated in US$, except for number of shares data)

Condensed Statements of Cash Flows

	Year ended December 31
	2013	2014	2015
	US$	US$	US$
Cash flows from operating activities:
Net income	126,356,264	48,515,730	66,482,107
Adjustment to reconcile net income to net cash provided by operating activities:
Equity in profit of subsidiaries, net	(166,737,483)	(124,450,842)	(135,356,276)
Accretion of long-term debt	288,220	-	-
Stock based compensation expense	160,549	1,912,471	3,326,175
Amortization of deferred financing cost	640,565	1,620,695	2,378,767
Loss on extinguishment of debt	-	9,848,931	-
Other deposits and prepayments	(12,690,088)	10,916,056	(615,013)
Other current assets	(278,908)	45,434	233,446
Other assets	98,294	-	-
Other payable and accrued liabilities	8,081,370	(737,739)	(521,582)
Payroll and welfare payables	5,149,011	(5,149,011)	-
Accrued interest	(1,352,000)	-	-

Net cash used in operating activities	(40,284,206)	(57,478,275)	(64,072,376)

Cash flows from financing activities:
Changes in due from a subsidiary	(150,361,777)	(140,334,182)	(6,809,170)
Proceeds from short-term bank loans	45,000,000	130,024,345	207,805,203
Repayments of short-term bank loans	(70,000,000)	(35,000,000)	(115,603,302)
Proceeds from other long-term debts	475,761,009	-	-
Repayment of other long-term debts	(40,000,000)	(75,761,009)	-
Issuance of treasury shares	32,792,232	-	-
Purchase of treasury shares	(5,767,160)	(17,610,787)	(3,349,172)
Dividends to shareholders	(14,724,740)	(15,288,919)	(14,751,704)
Deferred charges	(9,585,309)	-	(3,104,812)
Purchase of shares under RSU plan	-	(7,042,725)	(3,259,998)
Loss on extinguishment of debt	-	(9,848,931)	-
Proceeds from exercise of stock options	5,060,918	1,080,530	48,400

Net cash provided by/(used in) financing activities	268,175,173	(169,781,678)	60,975,445

Net increase/ (decrease) in cash and cash equivalents	227,890,967	(227,259,953)	(3,096,931)
Cash and cash equivalents, at the beginning of the year	3,761,752	231,652,719	4,392,766

Cash and cash equivalents, at end of the period	231,652,719	4,392,766	1,295,835

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

(b) Related party transactions

As of December 31, 2014 and 2015, the Company had US$525,946,603 and US$521,416,425 due from its wholly-owned subsidiaries. These amounts mainly reflect intercompany loans from the Company to Xinyuan (China) Real Estate, Ltd. (“WFOE”) and XIN Development Group International Inc. (“XIN Development”). While intercompany loans have no fixed payments terms, the Company has a legal enforceable right to demand payment at any time, and the WFOE and the XIN Development have the ability to repay the outstanding balance on demand.

In 2013, the Company also entered into a separate loan facility agreement with XIN Development. Pursuant to the agreement, the Company will provide a loan facility to XIN Development for the period from July 1, 2013 to January 18, 2017 amounting to US$50,000,000 at 17.5% per annum. As of December 31, 2015, the Company has US$71,149,572 (2014: US$59,810,224) including accrued interest of US$22,047,693 (2014: US$10,708,345), due from XIN Development under this loan facility.

(c) Commitments

The Company does not have significant commitments or long-term obligations as of the period end presented.

