Form 20-F
period 2016-12-31
Xinyuan Real Estate Co., Ltd.
filed 2017-03-27
CIK 1398453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2016.

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

Yuan (Helen) Zhang
Xinyuan Real Estate Co., Ltd.
27F, China Central Place, Tower II,
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China
Tel: (86-10) 8588-9255
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 131,426,741 common shares, par value US$0.0001 per share, as of December 31, 2016.

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

Introduction

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our,” “the Group” or “Xinyuan” refers to Xinyuan Real Estate Co., Ltd., its predecessor entities and its subsidiaries;

•	“shares” or “common shares” refers to our common shares, par value US$0.0001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents two common shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this Form 20-F only, Taiwan, Hong Kong and Macau;

•	“U.S” or “United States” refers to the United States of America;

•	“GFA” refers to gross floor area. The amounts for “total GFA” in this annual report are the amounts of total saleable residential and commercial GFA and are derived on the following basis:

•	for properties that are sold, the stated GFA is based on the sales contracts relating to such property; GFA may be adjusted based on final examination upon delivery of the property;

o	for unsold properties that are completed or under construction, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and

o	for properties that are under planning, the stated GFA is based on the land grant contract and our internal projection;

•	“RMB” or “Renminbi” refers to the legal currency of China and “US$” or “U.S. dollars” refers to the legal currency of the United States; and

•	“sq.m” refers to square meters used as unit of area.

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

This annual report includes our audited consolidated financial statements for the years ended December 31, 2014, 2015 and 2016 and as of December 31, 2015 and 2016. Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. Since 2012, we have expanded to the U.S. market through our subsidiaries in the U.S. The functional currency of our U.S. subsidiaries is the U.S. dollar. The financial statements of our PRC subsidiaries are translated into U.S. dollars, using published exchange rates in China, based on (i) year-end exchange rates for assets and liabilities and (ii) average yearly exchange rates for revenues and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all. See “ITEM 3. KEY INFORMATION-A.Selected Financial Data-Exchange Rate Information.

Our common shares are traded on the New York Stock Exchange (the “NYSE”), in the form of ADS under the symbol “XIN.” Each ADS represents two common shares. The closing price of our ADSs on the NYSE as of March 17, 2017 was $4.55 per ADS.

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

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. However, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements. Among the important factors to consider in evaluating our forward-looking statements are:

•	our ability to continue to implement our business model successfully;

•	our ability to secure adequate financing for our project developments;

•	our ability to successfully sell or complete our property projects under construction and planning;

•	our ability to enter into new geographic markets or new lines of business and expand our operations;

•	the marketing and sales ability of our third-party sales agents;

•	the performance of our third party contractors;

•	laws, regulations and policies relating to real estate developers and the real estate industry in the markets in which we operate;

•	our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations;

•	competition from other real estate developers;

•	the growth of the real estate industry in the markets in which we operate; and

•	fluctuations in general economic and business conditions in the markets in which we operate.

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

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income and other financial data for the years ended December 31, 2014, 2015 and 2016, other than earnings per ADS data, and the consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements which are included elsewhere in this annual report. Our audited consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except for changes in operating subsidiaries, our consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

Our selected consolidated statements of comprehensive income data for the years ended December 31, 2012 and 2013 and our selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements included in prior years' annual reports.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Years ended December 31,
	2012	2013	2014	2015	2016
	US$	US$	US$	US$	US$
	(in thousands except share, per share and per ADS data)
Consolidated Statements of Comprehensive Income
Total revenue	914,799	897,738	919,748	1,164,324	1,561,625
Total costs of revenue	(634,763)	(598,740)	(677,582)	(891,334)	(1,203,636)
Selling and distribution expenses	(17,942)	(20,724)	(39,494)	(52,126)	(58,214)
General and administrative expenses	(38,829)	(64,498)	(105,622)	(115,329)	(120,416)
Operating income	223,265	213,776	97,050	105,535	179,359
Net income	158,108	126,356	48,496	66,481	79,463
Net income/(loss) attributable to non-controlling interest	(1,110)	-	19	1	(6,485)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	156,998	126,356	48,515	66,482	72,978
Earnings per share
-Basic	1.09	0.87	0.32	0.47	0.55
-Diluted	1.08	0.85	0.29	0.45	0.53
Shares used in computation
-Basic	144,258,862	145,733,028	151,935,765	142,625,427	133,261,510
-Diluted	144,731,014	149,464,556	177,118,235	146,487,949	137,653,029
Earnings per ADS(1)
-Basic	2.18	1.74	0.64	0.93	1.10
-Diluted	2.17	1.70	0.58	0.91	1.06

(1)	Earnings per ADS are calculated based on each ADS representing two common shares.

	Years ended December 31,
	2012	2013	2014	2015	2016
	US$	US$	US$	US$	US$

Cash dividends declared per ADS	0.16	0.20	0.20	0.20	0.30

	Years ended December 31,
	2012	2013	2014	2015	2016
Other Operating Data

Number of projects launched	1	4	9	6	4

Aggregate GFA delivered(1) (m2)	512,988	940,005	374,615	560,232	1,278,492

(1)	Delivery occurs when we have obtained all the completion acceptance certificates required by the PRC government in respect of the apartment and deliver full access to the apartment, such as the keys, to the buyer.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2012, 2013, 2014, 2015 and 2016:

	As of December 31,
	2012	2013	2014	2015	2016
	US$	US$	US$	US$	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Balance Sheet Data(1)
Cash and cash equivalents	496,205	587,119	140,495	387,528	578,244
Restricted cash	145,730	250,098	368,874	363,137	328,499
Deposits for land use rights	44,547	297,389	299,739	46,199	153,252
Real estate property under development(2)	722,819	932,519	1,714,575	1,887,322	1,719,135
Total current assets	1,526,343	2,244,528	3,070,459	3,262,964	3,931,445
Total assets	1,566,381	2,382,100	3,231,526	3,561,387	4,236,445
Total current liabilities	735,115	807,373	1,592,633	1,650,883	2,060,609
Long-term bank loans	35,000	32,804	52,296	13,860	235,885
Other long-term debt	-	536,943	576,204	910,008	974,791
Common shares	15,358	15,828	15,831	15,835	16,051
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	781,538	952,636	960,612	935,952	916,152

(1)	Financial information for PRC subsidiaries is first prepared in RMB and then translated into U.S. dollars for assets and liabilities at the year-end exchange rate and, for revenues and expenses at the yearly average exchange rate. The rates used are set forth in the table below. Capital accounts are translated at their historical exchange rates when the transactions occurred.

	As of and for the Year Ended December 31,
	2012	2013	2014	2015	2016
Period-end US$: RMB exchange rate	6.2855	6.0969	6.1190	6.4936	6.9370
Period average US$: RMB exchange rate	6.3124	6.1956	6.1424	6.2272	6.6401

As of March 17, 2017, the US$: RMB exchange rate was 6.9000.

(2)	Includes real estate property under development recorded under current assets and non-current assets.

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

The RMB is not freely convertible into foreign currency. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of the RMB into foreign exchange and through restrictions on foreign trade. Since 2005, the People’s Bank of China (the “PBOC”), has allowed the RMB to fluctuate within a narrow and managed band against a basket of foreign currencies, according to market demand and supply conditions. The PBOC announces the RMB closing price each day and that rate serves as the mid-point of the next day’s trading band.

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

	Noon Buying Rate(1)
	Period End	Average(2)	Low	High
	(RMB Per US$1.00)
Year
2012	6.2301	6.3093	6.2221	6.3449
2013	6.0537	6.1412	6.0537	6.2438
2014	6.2046	6.1620	6.0402	6.2591
2015	6.4778	6.2827	6.1870	6.4896
2016	6.9430	6.6400	6.4480	6.9580

Month
September 2016	6.6685	6.6702	6.6600	6.6790
October 2016	6.7735	6.7303	6.6685	6.7819
November 2016	6.8837	6.8402	6.7534	6.9195
December 2016	6.9430	6.9198	6.8771	6.9580
January 2017	6.8768	6.8907	6.8360	6.9575
February 2017	6.8665	6.5260	6.8517	6.8821
March 2017 through March 17, 2017	6.0000	6.8328	6.0000	6.9132

(1)	The noon buying rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated by averaging the exchange rates on the last business day of each month or the elapsed portion thereof during the relevant year-long period. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

With our expansion into the U.S. market in 2012, we will be increasingly sensitive to the general economic conditions in the U.S. and industry conditions of the U.S. housing market in particular. The U.S. housing industry is highly cyclical and is significantly affected by changes in industry conditions, as well as in global and local economic conditions, such as changes in employment and income levels, availability of financing for buyers, interest rates, levels of new and existing homes for sale demographic, trends and housing demand. The U.S. market experienced a significant downturn in recent years. Although certain markets in the U.S. are recovering, including New York, the duration and ultimate speed of recovery remain uncertain. Deterioration in industry conditions in the U.S. or in broader economic conditions could have additional material adverse effects on our business expansion in the U.S. and financial results.

We are a holding company that depends on dividend payments from our subsidiaries for funding.

We are a holding company established in the Cayman Islands and operate most of our business and operations through our subsidiaries in China. Therefore, our ability to pay dividends to our shareholders and to service our indebtedness outside of China depends significantly upon dividends that we receive from our subsidiaries in China. To the extent our U.S. operation continues to grow, we may in the future also depend on dividends from our U.S. subsidiaries. If our subsidiaries incur indebtedness or losses, such indebtedness or losses may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness will be restricted. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its statutory capital reserve fund until the cumulative amount of such reserves reaches 50.0% of its respective registered capital and, with the approval of a shareholder meeting or general shareholder meeting, a PRC subsidiary may set aside a certain amount of after-tax profit to its general reserves. As of December 31, 2016, our statutory reserves amounted to US$ 96.0 million. Our statutory reserves are not distributable as cash dividends. Dividends paid by the PRC subsidiaries may also be subject to PRC withholding tax. In addition, restrictive covenants in bank credit facilities, other long-term debt agreements, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to make contributions to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

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

As of December 31, 2016, our contractual obligations amounted to US$ 2,827.9 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. Of this amount, US$1,365.3 million was due within one year.

There can be no assurance that our internally generated cash flow and external financing will be sufficient for us to meet our contractual and financing obligations in a timely manner. Due to the current measures imposed by the PRC government (as well as other measures that may be imposed in the future) which limit our access to additional capital, as well as restrictions imposed on our conduct under existing debt arrangements, we cannot assure you that we will be able to obtain sufficient funding to finance intended purchases of land and land use rights, develop future projects or meet other capital needs as and when required at a commercially reasonable cost or at all. Our failure to obtain adequate financing in a timely manner and on reasonable terms could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our obligations and (2) affect our cash flow, liquidity, financial performance and condition.

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

While our primary focus continues to be residential real estate markets in high growth tier 1 and tier 2 cities in China, in 2012 we expanded to the U.S. market and have opportunistically secured five real estate properties. Two of these projects were acquired for resale and were sold out in early 2015. The other projects include an on-going residential ground-up development project in Brooklyn, New York (named “New York Oosten”), and two newly acquired land parcels in Manhattan, New York and in Flushing, Queens, New York. We are in the early stage of expanding into the U.S. and there can be no assurance that we will be able to succeed in the U.S. market. We have limited experience in the U.S. real estate market and may not be able to develop and implement an effective property development process appropriate for the U.S. market. In addition, given our limited experience in the U.S. market, it may be difficult for us to accurately forecast our future revenues and expenses related to existing and future projects in the U.S. Our ability to locate appropriate future projects in the U.S. and generate future revenues from such projects may require us to expend significant capital and management resources.

In addition, our ability to develop a successful U.S. property developments business will depend on a number of factors outside of our control, including the status of the U.S. economy in general and in our target markets, consumer confidence levels, unemployment levels, interest rates and the ability of potential purchasers to obtain mortgage financing. Future increase in interest rates, decreased availability of mortgage financing or of certain mortgage programs, higher down payment requirements or increased monthly mortgage costs may lead to reduced demand by potential purchasers for any properties we may develop in the U.S. Moreover, for the New York Oosten project and the two new projects, as pre-sale proceeds before the units’ title conveyances cannot be used to finance project construction according to local laws and regulations, we are financing their development through internal funds and bank loans, causing us to utilize more of our own funds to undertake larger construction debt obligations and to bear higher borrowing costs.

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

In 2014, we acquired 100% share of a Malaysian company, which owns offshore landfill development rights for a total area of 170 acres (approximately 687,966 square meters). While we plan to allocate US$50 million for land reclamation costs in total, we have no development experience in Malaysia, nor have we ever engaged in landfill reclamation projects. All of our prior operations have involved real estate development undertaken on raw land, and we cannot assure you that we will be able to successfully complete the required landfill reclamation. Moreover, given our lack of prior experience in Malaysia, it also may be difficult for us to develop and implement an effective property development process appropriate for the Malaysian market, to accurately forecast our future revenues and expenses related to projects in Malaysia, and we could be required to expend significant capital and management resources to develop and generate future revenues from such projects. As of the end of 2016, we obtained a Traffic Impact Assessment exemption with respect to the land reclamation stage, and governmental approvals of the land surveying and master development plan.

We may be unable to acquire desired development sites at commercially reasonable costs.

Our revenue depends on the completion and sale of our projects, which in turn depends on our ability to acquire development sites. Our land costs are a major component of our cost of real estate sales and increases in such costs could diminish our gross margin. In China, the PRC government controls the supply of land and regulates land sales and transfers in the secondary market. As a result, the policies of the PRC government, including those related to land supply and urban planning, affect our ability to acquire, and our costs of acquiring, land use rights for our projects. In recent years, the PRC government has introduced various measures attempting to moderate investment in the property market in China. Although we believe that these measures are generally targeted at the luxury property market and speculative purchases of land and properties, we cannot assure you that the PRC government will not introduce other measures in the future that would adversely affect our ability to obtain land for development. We currently acquire our development sites primarily by bidding for government land, supplemented in some instances by direct negotiations with local governments prior to land auctions or by entity acquisition. Under current regulations, land use rights acquired from government authorities for commercial and residential development purposes must be purchased through a public tender, auction or listing-for-sale. Competition in these bidding processes has resulted in higher land use rights costs for us over the past few years. In addition, we may not successfully obtain desired development sites due to the increasingly intense competition in the bidding processes. To the extent we acquire land use rights through acquisition, we could be exposed to risks generally associated with entity acquisitions and our costs could increase. Moreover, the supply of potential development sites in any given city will diminish over time, and we may find it increasingly difficult to identify and acquire attractive development sites at commercially reasonable costs in the future.

We may not be able to procure land successfully or receive expected return through our direct negotiation land acquisition model.

Beginning the second half of 2012, we developed a model to acquire certain land use rights in the PRC through direct negotiation with local governments prior to land auctions in response to local governments' need for funding undeveloped land preparation. Under the direct negotiation model, we enter into a framework cooperation agreement with the local government, pursuant to which we provide land planning advice to the local government with respect to a particular piece of undeveloped land that the government plans to develop. Based on the government's land development plan, the underlying land may be divided into several tranches to be developed on a tranche by tranche basis. Following the government's land development plan, we provide funding in terms of advances to the government for land preparation of a particular tranche approximately three to six months before the land auction for that tranche. The advance payment usually ranges from 20% to 50% of the estimated opening auction price. The final disposition of the tranche occurs through public auction. Pursuant to the framework cooperation agreement, if we successfully acquire the land through the auction, the advance payment becomes part of the land transfer payment. If we fail to acquire the land, we are refunded the advance payment with an annual interest rate of approximately 10% to 15%. We believe that under these models, we are often in a better position to identify and undertake initial planning with respect to targeted parcels as a result of direct involvement in and interaction with the government regarding the development stage of undeveloped lands. We entered into one framework cooperation agreement with a local government in 2014, none in 2015, and none in 2016, relating to prospective land parcel planning and preparation, pursuant to which we paid advances in the aggregate amount of US$209.2 million in 2014, US$83.4 million in 2015, and US$255.1 million in 2016 . These advances have been transferred to land cost where our auction bids were successful, or will be so transferred assuming future auction bids for the relevant parcels are successful. In 2013, we chose not to participate in the bidding for one parcel of land in Jiangsu Province through this negotiated land acquisition model and the advance payments for this parcel were refunded to us, with interest.

The land preparation process may be delayed after we have provided an advance payment, placing undue burden on our cash flow. In addition, as the procurement of land is eventually conducted through the standard auction process, we may not be able to successfully acquire the land for which we have provided advance payment. In that case, we may have lost other opportunities for which we could have deployed the funds used to make the advance payment. If we fail to acquire any land for which we have made an advance payment, we cannot assure you that we will be able to receive the expected return on the advance payment or that there will not be any delay in receiving the refund. Furthermore, any change in government regulations regarding direct negotiation with the government could restrict our use of this business model in the future.

We rely on third-party contractors.

Substantially all of our project construction and related work are outsourced to third-party contractors. We are exposed to risks that the performance of our contractors may not meet our level of standards or specifications. Negligence, delay or poor work quality by contractors may result in defects in our buildings or residential units, which could in turn cause us to suffer financial losses, harm our reputation or expose us to third-party claims. If the performance of any third party contractor is not satisfactory or is delayed, we may need to replace such contractor or take other actions to remedy the situation, which could adversely affect the cost and construction progress of our projects. Moreover, the completion of our property developments may be delayed. In addition, we work with multiple contractors on different projects and we cannot guarantee that we can effectively monitor their work at all times. Although our construction and other contracts contain provisions designed to protect us, we may be unable to successfully enforce these rights and, even if we are able to successfully enforce these rights, the third-party contractors may not have sufficient financial resources to compensate us. Moreover, the contractors may undertake projects from other property developers, engage in risky undertakings or encounter financial or other difficulties, such as supply shortages, labor disputes or work accidents, which may cause delays in the completion of our property projects or increases in our costs. For the years ended December 31, 2015 and 2016, no late delivery expenses were incurred. In addition, consistent with what we believe is the customary industry practice in China, our contractors typically do not maintain insurance coverage on our properties under construction.

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

We depend on cash flows from pre-sale of properties as an important source of funding for our property development projects. Under current PRC laws and regulations, property developers must fulfill certain conditions before they can commence pre-sale of the relevant properties and may only use pre-sale proceeds to finance the construction of the specific developments. On August 5, 2005, the PBOC issued a report entitled “2004 Real Estate Financing Report,” in which it recommended that the practice of pre-selling uncompleted properties be discontinued because, according to the report, such activity creates significant market risks and generates transactional irregularities. Although this PBOC recommendation was directly adopted by the PRC national government and had no enforceability, the local provinces and cities have been delegated the power to enact and implement local pre-sale rules. A number of cities in which we are operating business have established local rules and conditions for the pre-sale permits application, especially for the custody of pre-sale funds. For example, on August 1, 2016, the Tianjin government promulgated a notice requiring that, before any pre-sale permit application is submitted, a real estate developer must open a custody account at a commercial bank, and enter into a tripartite custody agreement with the relevant governing authority and the commercial bank to monitor the use of pre-sale funds. Such local regulatory measures have not materially affected or restricted our operation or our use of pre-sale funds yet. However, we cannot assure you that the PRC national government or the local governmental authorities will not implement further restrictions on the pre-sale of properties, which may affect our cash flow position and force us to seek alternative sources of funding for much of our property development business.

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

We recognize our real estate revenue based on the full accrual method and the percentage of completion method depending on the estimated project construction period and timing of collection of sales prices. See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - A. Operating Results - Critical Accounting Policies.” Under both methods, revenue and costs are calculated based on an estimation of total project costs and total project revenues, which are revised on a regular basis as the work progresses. Any material deviation between actual and estimated total project revenues and costs may result in an increase, a reduction or an elimination of reported revenues or costs from period to period, which will affect our gross profit and net income.

We face risks related to our back-to-back loans.

Since expanding our operations into the U.S. market in 2012, we became and will continue to be in increasing need of U.S. dollar financings with respect to project developments and future expansions. We currently satisfy our U.S. dollar denominated financing requirements through four ways: dividends distributions from our PRC subsidiaries, which are subject to 10% withholding tax payment, back-to-back loan arrangements, high yield bond issuances and construction loan financing from U.S. local banks. Under back-to-back loan arrangements, our PRC subsidiaries make deposits denominated in RMB into banks in China as collateral to request the banks in China to issue standby letters denominated in U.S. dollars in the same amount as the RMB collateral to their outbound branches, and our project companies outside the PRC enter into loans denominated in U.S. dollars with such outbound branches in the same amount specified in such standby letters Pursuant to the Provisions on the Administration of Foreign Exchange for Cross-border Guarantee issued by the State Administration of Foreign Exchange of the People’s Republic of China (the “SAFE”), effective June 1, 2014, SAFE registration requirements apply to overseas back-to-back loan arrangements and the use of proceeds of such loans must comply with certain requirements. Any change in laws or regulations to restrict or forbid back-to-back loan transactions in the future may adversely affect our non-PRC companies' financing. In addition, we are exposed to exchange rate fluctuation and foreign exchange control risks under the current back-to-back loan model, which may adversely affect our business condition and results of operation.

We are subject to certain restrictive covenants and risks normally associated with debt financing which may limit our ability to take certain corporate actions, including incurring additional debt, which could materially and adversely affect our business and financial condition.

We are subject to certain restrictive covenants in our loan agreements with certain commercial banks. Certain loan agreements contain covenants providing that, among other matters, we or our relevant PRC operating subsidiaries may not enter into mergers, joint ventures or restructurings, decrease our registered share capital, transfer material assets, including shares of subsidiaries, engage in material investments, liquidate, change our shareholding, or distribute dividends without the relevant lenders’ prior written consent or unless we fully settle the outstanding amounts under the relevant loan agreements. In addition, certain of our loan agreements contain cross default clauses. If any cross default occurs, these banks are entitled to accelerate payment of all or any part of the loan under their relevant loan agreements and to enforce all or any of the security for such loans. Further, the onshore corporate bonds issued by Xinyuan (China) Real Estate, Ltd., our wholly-owned PRC subsidiary, contain restrictions on certain business activities of Xinyuan (China) Real Estate, Ltd. when in default on payment of interest or principal, including, among others, limitations on distributions of net income, limitations on certain expenditures, or business combination transactions. Our future bank and other borrowings may contain similar restrictions or cross-default provisions.

Our outstanding debt securities also contain certain covenants that restrict our ability to take other corporate actions. The indentures governing our 13% Senior Notes issued in December 2013 (the “June 2019 Senior Secured Notes”), our 8.125% Senior Notes issued in August 2016 (the “August 2019 Senior Secured Notes”)and our 7.75% Senior Notes issued in February 2017 (the "February 2021 Senior Secured Notes") contain covenants that, among other things, restrict the ability of the Company and its restricted subsidiaries (as defined in the relevant indenture) to incur additional debt or issue preferred stock, to make certain payments or investments, to pay dividends,to purchase or redeem capital stock, sell assets, or make certain other payments, subject to certain qualifications and exemptions and satisfaction of certain conditions.

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

In addition, our obligations under the June 2019 Senior Secured Notes, the August 2019 Senior Secured Notes and the February 2021 Senior Secured Notes are guaranteed by various of our subsidiaries, and the guarantee by our wholly-owned subsidiary, Xinyuan Real Estate, Ltd., or Xinyuan Ltd, which indirectly holds all of our assets and operations in China is secured by a pledge of our shares of the other guarantor subsidiaries (other than the shares of Xinyuan International (HK) Property Co., Limited). If we default under any of the Notes, the holders thereof may enforce their claims against those shares. In such an event, the holders of the Notes could gain ownership of the shares of Xinyuan Ltd., and, as a result, own and control all of our subsidiaries in China. We conduct substantially all of our operations in China, and if we default under any of the Notes, we could lose control or ownership of our assets and operations in China.

We rely on our key management members.

We depend on the services provided by key management members. Competition for management talent is intense in the property development sector. In particular, we are highly dependent on Mr. Yong Zhang, our founder and Chairman, and Mr. Yong Cui, our President. We do not maintain key employee insurance. In the event that we lose the services of any key management member, we may be unable to identify and recruit suitable successors in a timely manner or at all, which will adversely affect our business and operations. Moreover, we may need to employ and retain more management personnel to support an expansion into high growth cities on a much larger geographical scale as well as our expansion in the U.S. and other areas. If we cannot attract and retain suitable personnel, especially at the management level, our business and future growth will be adversely affected.

We provide guarantees for the mortgage loans of our customers which expose us to risks of default by our customers.

We pre-sell properties before actual completion and, in accordance with PRC industry practice, our customers’ mortgage banks require us to guarantee our customers’ mortgage loans. Typically, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total mortgage loan amount until the completion of the registration of the mortgage with the relevant mortgage registration authorities, which generally occurs within six to 12 months after the purchasers take possession of the relevant properties. In line with what we believe to be industry practice, we rely on the credit evaluation conducted by mortgagee banks and do not conduct our own independent credit checks on our customers. The mortgagee banks typically require us to maintain, as restricted cash, up to 10% of the mortgage proceeds paid to us as security for our obligations under such guarantees. If a purchaser defaults on its payment obligations during the term of our guarantee, the mortgagee bank may deduct the delinquent mortgage payment from the security deposit. If the delinquent mortgage payments exceed the security deposit, the banks may require us to pay the excess amount. If multiple purchasers default on their payment obligations, we will be required to make significant payments to the banks to satisfy our guarantee obligations. Factors such as a significant decrease in housing prices, increase in interest rates or the occurrence of natural catastrophes, among others, could result in a purchaser defaulting on its mortgage payment obligations. If we are unable to resell the properties underlying defaulted mortgages on a timely basis or at prices higher than the amounts of our guarantees and related expenses, we will suffer financial losses. We paid US$1,478,386, US$555,969 and US$1,820,324 to satisfy guarantee obligations related to customer defaults for the years ended December 31, 2014, 2015 and 2016.

As of December 31, 2015 and 2016, our outstanding guarantees in respect of our customers’ mortgage loans amounted to US$1,513.7 million and US$1,672.9 million, respectively. If substantial defaults by our customers occur and we are called upon to honor our guarantees, our financial condition, cash flow and results of operations will be materially adversely affected.

Our level of indebtedness could have an adverse effect on our financial condition, diminish our ability to raise additional capital to fund our operations and limit our ability to explore business opportunities.

As of December 31, 2016, the outstanding balance of our total indebtedness amounted to US$2,093.9 million. Our level of indebtedness could have an adverse effect on us. For example, it could:

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

Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future, which in turn is dependent on various factors. For a discussion of these factors, see "Item 5, "Operating and Financial Review and Prospects - A. Operating Results - Principal Factors Affecting Our Results of Operations.""

Our financing costs are subject to changes in interest rates.

The rates of interest payable on our PRC long-term bank loans are adjustable based on the range of 111% to 195% of the PBOC benchmark rate, which fluctuates from time to time. The PBOC benchmark rate for a one year loan was 4.35% as of October 24, 2015. As of December 31, 2016, the principal amount of our aggregate outstanding variable rate debt was US$405.0 million. A hypothetical 1% increase in annual interest rates would increase our interest expenses by US$4.1 million based on our debt level at December 31, 2016. In connection with our U.S. projects, we anticipate entering into U.S. dollar denominated loans in the future, which will subject us to additional interest rate fluctuation risks, including fluctuations of London Interbank Offered Rate ("LIBOR").

We are subject to potential environmental liability.

We are subject to a variety of laws and regulations concerning the protection of health and the environment. The particular environmental laws and regulations that apply to any given development site vary significantly according to the site’s location and environmental condition, the present and former uses of the site and the nature of the adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs and can prohibit or severely restrict project development activity in environmentally-sensitive regions or areas. Although the environmental investigations conducted by local PRC environmental authorities have not revealed any environmental liability that we believe would have a material adverse effect on our business, financial condition or results of operations to date, it is possible that these investigations did not reveal all environmental liabilities and that there are material environmental liabilities of which we are unaware. We cannot assure you that future environmental investigations will not reveal material environmental liability. Also, we cannot assure you that the PRC, U.S. or Malaysian governments will not change the existing laws and regulations or impose additional or stricter laws or regulations, the compliance of which may cause us to incur significant capital expenditure. See “ITEM 4. INFORMATION ON THE COMPANY-B.Business Overview-Environmental Matters.”

Our business expansion and business diversification requires proper allocation of our management resources and qualified employees.

In 2012, we embarked on four new residential development projects in China, including our first development project in the satellite area of Beijing. We also began to manage our first wholly owned retail project, Xinyuan Priority Lifestyle Shopping Center, located in Zhengzhou, Henan Province. In addition, we expanded our operations into the U.S. market, including a development project in New York, and two resale projects in Reno, Nevada and Irvine, California. In October 2013, we completed our acquisition of Jiangsu Jiajing Real Estate Co., Ltd. ("Jiangsu Jiajing"), for the purpose of acquiring the land and residential real estate construction in progress held by it. As of December 31, 2014, we also completed our acquisition of Sanya Beida Science and Technology Park Industrial Development Co., Ltd. and Shanghai Junxin Real Estate Company, for the purpose of acquiring the land held by such companies in Sanya and Shanghai, respectively. In December 2014, we also acquired 100% of the shares of a Malaysian company, which owns offshore landfill development rights for a total area of 170 acres (approximately 687,966 square meters.). On March 2 and May 15, 2015, we acquired 82% and 18% of the equity interests, respectively, in Shandong Renju Real Estate Co., Ltd. for the purpose of acquiring the land held by it in Jinan. As of December 31, 2016, we also completed our acquisition of Beijing Ruihao Rongtong Real Estate Co., Ltd. and Hunan Erli Real Estate Co., Ltd., for the purpose of acquiring the land held by such companies in Beijing and Changsha, respectively. In January 2016, we acquired a parcel of land in midtown Manhattan, New York with gross floor area approximately 9,755 square meters.In August 2016, we acquired another parcel of land in in Flushing, Queens, New York with gross floor area of approximately 34,615 square meters. These newly developed projects, with more diversified business focuses in terms of market regions and types of business, demand proper allocation of our management resources. In addition, our Malaysia acquisition, which involves land reclamation activities in which we have no prior experience and which presents risks we have not previously encountered or dealt with, may require additional skill sets on the part of our management. If our management fails to satisfy these increased demands, we may not be able to carry out our business expansion and project development successfully. In addition, if we are unable to recruit or retain a sufficient number of qualified employees for the continuation and expansion of our business, our business and prospects may be adversely affected.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. See Item 4. “Information on the Company – B. Business Overview” for information regarding our Online to Offline (O2O), cinema businesses and our blockchain-powered real estate finance technology platform under development. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. There may be license and compliance requirements regarding new lines of business, including special requirements for foreign-invested enterprises. The development and marketing of new lines of business or new products and services could distract our management from our core business. In addition, we may invest significant time and resources into these new lines of business or new products and services. Initial timetables for the introduction and development of new lines of business or new products and services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business or new product or service could have a significant impact on the effectiveness of our system of internal control. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.

We may fail to obtain or maintain, or may experience material delays in obtaining, necessary government approvals for any major property development, which will adversely affect our business.

The real estate industry is strictly regulated by the PRC government. Property developers in China must abide by various laws and regulations, including implementation rules promulgated by local governments to enforce these laws and regulations. Before commencing, and during the course of, development of a property project, we need to apply for or renew various licenses, permits, certificates and approvals, including but not limited to, land use rights certificates, construction site planning permits, construction work planning permits, construction permits, pre-sale permits and completion acceptance certificates. We need to satisfy various requirements to obtain these approval certificates and permits, and to meet specific conditions in order for the government authorities to renew relevant approval certificates and permits. To date, we have not encountered serious delays or difficulties in the process of applying for or renewing these approval certificates and permits, but we cannot guarantee that we will not encounter serious delays or difficulties in the future. In the event that we fail to obtain the necessary governmental approvals for any of our major property projects, or a serious delay occurs in the government’s examination and approval process, we may not be able to maintain our development schedule and our business and cash flows may be adversely affected.

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

We outsource the design and construction of our projects under development to third-party service providers. Our third-party contractors are responsible for providing labor and procuring almost all of the raw materials used in our project developments. Our PRC construction contracts typically provide for fixed or capped payments, but the payments are subject to changes in PRC government-suggested prices for certain raw materials we use, such as steel and cement. Any increase in labor costs or other costs which may result in adjustments in payments under any of our construction contracts could result in an increase in our construction costs. In the event that the price of any raw materials, including cement, concrete blocks and bricks, increase in the future, such increase could be passed on to us by our contractors, and our construction costs would increase accordingly. Passing such increased costs to our customers may result in reduced sales and delay our ability to complete sales for our projects. Any input cost increase could reduce our earnings to the extent we are unable to pass these increased costs to our customers.

Retail and commercial investment properties and properties held for sale are generally illiquid investments and the lack of alternative uses of such properties could limit our ability to respond changes in the performance of our properties.

As of December 31, 2016, we had approximately 47,109 and 115,374 square meters of retail investment properties in Zhengzhou and Shaanxi province, in China, respectively. As of December 31, 2016, we also have four projects under construction at which we plan to develop commercial property for lease with a planned GFA of approximately 50,591 square meters. We anticipate that we may prudently and gradually increase our retail and commercial investment properties as appropriate opportunities arise in the future. Any form of real estate investment is difficult to liquidate and, as a result, our ability to sell our properties in response to changing economic, financial and investment conditions is limited. In addition, we may also need to incur operating and capital expenditures to manage and maintain our properties, or to correct defects or make improvements to these properties before selling them. We cannot assure you that we can obtain financing at a reasonable cost for such expenditures, or at all.

Furthermore, aging of retail and commercial investment properties or properties held for sale, changes in economic and financial conditions or changes in the competitive landscape in the PRC or U.S. property markets, may adversely affect the amounts of rentals and revenue we generate from, as well as the fair value of, these properties. However, our ability to convert any of these properties to alternative uses is limited as such conversion requires extensive governmental approvals in the PRC or may require zoning or other approvals in the U.S. and involves substantial capital expenditures for the purpose of renovation, reconfiguration and refurbishment. We cannot assure you that such approvals and financings can be obtained when needed. These and other factors that impact our ability to respond to adverse changes in the performance of our retail and commercial investment properties, as well as properties held for sale, may adversely affect our business, financial condition, cash flow and results of operations.

We may engage in joint ventures, which could result in unforeseen expenses or disruptive effects on our business.

From time to time, we have engaged and may consider engaging in joint ventures with other businesses to develop a property. Any joint venture that we determine to pursue will be accompanied by a number of risks. We may not be in a position to exercise sole decision-making authority regarding the joint ventures. We may not be able to control the quality of products produced by the joint venture. Depending on the terms of the joint venture agreement, we may require the consent of our joint venture partners for the joint venture to take certain actions, such as making distributions to the partners. A joint venture partner may encounter financial difficulties and become unable to meet obligations with regard to funding of the joint venture. In addition, our joint venture partners and the joint ventures themselves may hold different views or have different interests from ours, and therefore may compete in the same market with us, in which case our interest and future development may be materially adversely affected.

Any future acquisitions could expose us to unforeseen risks or place additional strain on the management and other resources.

In 2014, we completed our acquisition of 100% of the equity interests in Sanya Beida Science and Technology Park Industrial Development Co., Ltd. and Shanghai Junxin Real Estate Company, for the purpose of acquiring the land held by such companies in Sanya and Shanghai, respectively. In December 2014, we also completed the acquisition of 100% of the equity interests in XIN Eco Marine Group Properties Sdn Bhd (formerly named as EMG Group Properties Sdn Bhd), a Malaysian company which, through a subsidiary, holds offshore landfill development rights for a total of 170 acres (approximately 687,966 square meters) of land. On March 2 and May 15, 2015, we acquired 82% and 18% of the equity interests, respectively, in Shandong Renju Real Estate Co., Ltd. for the purpose of acquiring the land held by it in Jinan. As of December 31, 2016, we also completed our acquisition of Beijing Ruihao Rongtong Real Estate Co., Ltd. and Hunan Erli Real Estate Co., Ltd., for the purpose of acquiring the land held by such companies in Beijing and Changsha, respectively. As part of our business strategy, we regularly evaluate investments in, or acquisitions of, subsidiaries, joint ventures, and we expect that we will continue to make such investments and acquisitions in the future. Any potential future acquisition may be accompanied by a number of risks, including risks relating to the evolving legal landscape in China. An acquired business may underperform relative to expectations or may expose us to unexpected liabilities. Acquisitions of entities that own real estate may involve risks in addition to the risks inherent in a real estate acquisition, because the acquisition of an entity generally includes all of the liabilities of the entity — known and unknown, fixed and contingent — rather than only the liabilities related to the real estate. These liabilities, which could be material, may include liabilities not disclosed by the seller of the entity or not discovered during our due diligence. In addition, the integration of any acquisition could require substantial management attention and resources. If we were unable to successfully manage the integration and ongoing operations, or hire and retain additional personnel necessary for the running of the expanded business, the results of our operations and financial performance could be adversely affected.

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

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission , promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Among other things, the M&A Rules and regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that the Ministry of Commerce of the People’s Republic of China (the“MOFCOM”) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the PRC State Council on August 3, 2008, are triggered. According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by MOFCOM in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by MOFCOM. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that MOFCOM or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to do so, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM, may delay or inhibit our ability to complete such transactions.

Our development plan may be adversely affected in the event that relocation issues related to government housing expropriations are not successfully settled by the relevant PRC governmental authorities.

We acquire property for development through bidding, auctions and listing procedures held by the government or through acquisitions of third parties. Some of the property we acquire from the government may have been made available through expropriation. On January 21, 2011, the PRC State Council issued the Regulations on the Expropriation and Compensation of Houses on State-owned Land, which provides that government entities at the city and county level are responsible for overseeing housing expropriation and compensation within their respective administrative regions. The regulations mandate that a compensation agreement be entered into between the relevant housing expropriation department and the entities or individuals whose houses have been expropriated addressing, among others things, the mode of payment and the amount of compensation, the period of payment, the removal expenses, temporary placement or transitional housing expenses, losses from the closure of business operations, the time period within which the entities or individuals must vacate the expropriated premises, the type of transitional accommodation and the period of transition. The compensation payable may not be less than the market value of property of a similar nature as of the date when the expropriation notice was issued. Under the regulations, property developers are prohibited from participating in the relocation arrangements. Given the fact that the completion of the relocation procedures is the condition precedent for the relevant PRC governmental authorities to grant land use rights, any failure of the PRC governmental authorities in handling the relocation issues may cause substantial delays in the granting process of land use rights. If we cannot obtain the land use rights from the relevant governmental authorities in time, our development plan may be delayed and we may not be able to complete the development and sell the property according to plan. This will, in turn, adversely affect our business operations.

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

We have obtained completion acceptance certificates for all of our completed properties as of December 31, 2016. However, we cannot be certain that local government authorities will not determine that the total constructed GFA upon completion of our existing projects under development or any future property developments exceed the relevant authorized GFA. Any such non-compliance could lead to additional payments or penalty, which would adversely affect our financial condition. We have not incurred material amounts of any such payments or penalties since the founding of our company.

We may not be able to continue obtaining qualification certificates, which will adversely affect our business.

Real estate developers in the PRC must obtain a formal qualification certificate in order to carry on a property development business in the PRC. According to the PRC regulations issued in 2000 on qualification of property developers, a newly established property developer must first apply for a temporary qualification certificate with a one-year validity, which can be renewed for not more than two years. If, however, the newly established property developer fails to commence a property development project within the one-year period during which the temporary qualification certificate is in effect, it will not be allowed to renew its temporary qualification certificate. All qualification certificates are subject to renewal on an annual basis. Under government regulations, developers must fulfill all statutory requirements before they may obtain or renew their qualification certificates. In accordance with the provisions of the rules on the administration of qualifications, the real estate developer qualifications are classified into four classes and the approval system for each class is tiered. A real estate developer may only engage in the development and sale of real estate within the scope of its qualification certificate. For instance, a class I developer is not restricted to the scale of real estate projects to be developed and may undertake real estate development projects anywhere in the country, while a class II or below developer may undertake projects with a gross area of less than 250,000 square meters per project and the specific scope of business must be as confirmed by the local construction authority. See “ITEM 4. INFORMATION ON THE COMPANY - B. Business Overview –Regulation - China -Regulations on Qualifications of Developer.”

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

We have in the past, and may in future, become involved in disputes with various parties relating to the acquisition of land use rights, the development and sale of our properties or other aspects of our business and operations. These disputes may lead to legal or other proceedings and may result in substantial costs and diversion of resources and management’s attention. Disputes and legal and other proceedings may require substantial time and expense to resolve, which could divert valuable resources, such as management time and working capital, delay our planned projects and increase our costs. Third parties that are found liable to us may not have the resources to compensate us for our incurred costs and damages. We could also be required to pay significant costs and damages if we do not prevail in any such disputes or proceedings. In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings and unfavorable decrees that result in pecuniary liabilities and cause delays to our property developments. See “ITEM 8. FINANCIAL INFORMATION - A. Consolidated Statements and Other Financial Information - Legal Proceedings”.

The relevant PRC tax authorities may challenge the basis on which we have been paying our land appreciation tax obligations and our results of operations and cash flows may be affected.

Under PRC laws and regulations, our PRC subsidiaries engaging in property development are subject to land appreciation tax ("LAT"), which is levied by the local tax authorities. All taxable gains from the sale or transfer of land use rights, buildings and their attached facilities in the PRC are subject to LAT at progressive rates ranging from 30% to 60%. Exemptions are available for the sale of ordinary residential properties if the appreciation values do not exceed certain thresholds specified in the relevant tax laws. Gains from the sale of commercial properties, luxury residential properties and villas are not eligible for this exemption.

We have accrued LAT payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws, less amounts previously paid under the levy method applied by relevant local tax authorities. However, provision for LAT requires our management to use a significant amount of judgment with respect to, among other things, the anticipated total proceeds to be derived from the sale of the entire phase of the project or the entire project, the total appreciation of project value and the various deductible items. Given the time gap between the point at which we make provisions for and the point at which we settle the full amount of LAT payable, the relevant tax authorities may not necessarily agree with our apportionment of deductible expense or other bases on which we calculate LAT. As a result, our LAT expenses as recorded in our financial statements of a particular period may require subsequent adjustments. If the LAT provisions we have made are substantially lower than the actual LAT amounts assessed by the tax authorities in the future, our results of operations and cash flows will be materially and adversely affected. For a range of reasonably possible losses in excess of the amounts we have accrued for LAT, to the extent such estimates are determinable, see Note 15 of our Consolidated Financial Statements in this report.

Our operations may be affected by the real property taxes to be imposed by the PRC government.

In another attempt to cool the real estate market, the PRC government has been considering imposing real property tax on a nationwide scale and has designated Shanghai and Chongqing as trial regions. In response, on January 27, 2011, both Shanghai and Chongqing promulgated local rules regarding the imposition of real property tax, with such rules taking effect on January 28, 2011, with Chongqing amending its rules on January 13, 2017. On February 20, 2013, the PRC State Council, in an executive meeting, stated a new policy regarding the real property tax that the government would select more trial regions for the real property tax that year. However, no other trial region has been publicized yet. Real property tax regulations may eventually be officially promulgated at the national level; any such regulation could significantly impact the real estate market. In light of these developments, we cannot guarantee that our operations will not be adversely affected.

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

The PRC Corporate Income Tax Law, or the CIT Law, and the Implementation for the CIT Law issued by the PRC State Council became effective as of January 1, 2008. The CIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the PRC State Council has reduced such rate to 10% through the Implementation for the CIT Law. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our PRC subsidiaries. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered a “non-resident enterprise” under the CIT Law. If we are required under the CIT Law to pay income tax for any dividends we receive from our PRC subsidiaries, it will materially and adversely affect the amount of dividends received by us from our PRC subsidiaries.

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

The CIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for the CIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Under the Notice on the Issues Regarding Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria, or Circular 82, which was retroactively effective as of January 1, 2008, an overseas incorporated, domestically-controlled enterprise will be recognized as a PRC resident enterprise if it satisfies certain conditions. Further, the State Administration of Taxation (the “SAT”) issued the Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, and was amended on April 17, 2015, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarified certain issues relating to the determination of PRC tax resident enterprise status, post-determination administration and the authorities responsible for determining offshore-incorporated PRC tax resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the in-charge tax authorities from an offshore-incorporated PRC tax resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC tax resident enterprise. However, as Circular 82 and Bulletin 45 only apply to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents or non-PRC enterprises such as our company. It is still unclear whether PRC tax authorities would require us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new CIT Law to a PRC resident recipient.

Dividends payable by us to our non-PRC investors and gain on the sale of our ADSs may become subject to taxes under PRC tax laws.

Under the Implementation for the CIT Law, a PRC income tax rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. For non-PRC individual investors, under the PRC Individual Income Law, there could be a PRC income tax at a rate of 20% for such dividends or gains. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ADSs, or the gain you may realize from the transfer of our ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the Implementation for the CIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or non-PRC individuals, or if you are required to pay PRC income tax on the transfer of our ADSs, the value of your investment in our ADSs may be materially and adversely affected.

Indirect Transfers of Equity Interests in PRC Tax Resident Enterprises by Non-resident Enterprises May Cause Uncertainty on Tax Liabilities.

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

We intend to continue promoting the “Xinyuan” brand in selected cities in our target markets by delivering quality products and attentive real estate-related services to our customers. Our brand is integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to satisfy customer needs by further developing and maintaining the quality of our services across our operations, as well as our ability to respond to competitive pressures. If we are unable to satisfy customer needs or if our public image or reputation were otherwise hindered, our business transactions with our customers may decline, which could in turn adversely affect our results of operations.

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

We own trademarks for "鑫苑" in the form of Chinese characters and our company logo in the PRC,U.S., UK, EU, New Zealand, Australia, Singapore and Korea. We rely on those countries' intellectual property and anti-unfair competition laws and contractual restrictions to protect brand name and trademarks. We believe our brand, trademarks and other intellectual property rights are important to our success. Any unauthorized use of our brand, trademarks and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States or the Cayman Islands, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, our reputation may be harmed and our business may be adversely affected.

In the PRC, the registration and protection of a company’s corporate name is regional and limited to its related industry. Although we have registered our corporate name “Xinyuan” in certain provinces where we operate, we cannot prevent others from registering the same corporate name in other provinces or in other industries. If another company is the first to register “Xinyuan” as its corporate name in a province other than Beijing, Tianjin, Henan Province, Shandong Province, Jiangsu Province, Anhui Province , Sichuan Province, Hunan Province, and Shaanxi Province or in another industry, we will have to adopt another corporate name if we plan to enter that market or industry.

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

Our risk of monetary loss under any seller-financed agreement is mitigated by the homebuyer's deposit we hold as collateral and our retention of possession and title to the apartments until the purchase price is paid in full. However, if any homebuyer to whom we have offered seller-financed arrangement defaults, our ability to recognize revenue from the sale of the affected apartment will be delayed, we may incur additional expenses in selling the apartment and our financial results could be adversely affected.

Our property development schedule may be delayed and our development costs may increase as a result of delayed governmental demolition and resettlement processes if we were to acquire land requiring demolition of existing properties.

According to the Regulations on the Expropriation and Compensation of Houses on State-owned Land, local PRC governments are responsible for the expropriation and compensation of houses on State-owned land and may authorize entities like us to carry out the expropriation and compensation work. However, in practice, we may be required to pay the corresponding demolition and resettlement costs. If the party subject to expropriation is not satisfied with the compensation, an administrative reconsideration or an administrative action can be brought, which may delay the project. Our practice generally has been to acquire land where demolition of existing properties and resettlement of residents is not required. However, if we were to acquire land where such actions are required, issues in the demolition and resettlement processes may affect our reputation, increase our costs and delay the pre-sales of the relevant project, which may in turn adversely affect our business, financial position and operational performance.

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

The U.S. Foreign Corrupt Practices Act, or FCPA, generally prohibits companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate and retain employees in China, the United States and Malaysia, and we rely on our management structure, regulatory and legal resources and effective operation of our compliance program to direct, manage and monitor the activities of our employees. Despite our training, oversight and compliance programs, we cannot assure you that our internal control policies and procedures always will protect us from deliberate, reckless or inadvertent acts of our employees or agents that contravene on compliance policies or violate applicable laws. Our continued expansion in China and U.S. could increase the risk of such violations in the future. Expansion into other countries could expose us to additional anti-bribery or anti-corruption laws, and we could face additional risks if expand our operations into countries where the compliance culture is less robust. Violations of the FCPA, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations or financial condition.

Risks Relating to the Residential Property Industry in China

Our operations are highly subject to government policies and regulations in the real estate market.

Since 2010 the PRC government has been tightening its control of the real estate market with the aim of curbing increases in property prices while also, since early 2015, trying to stimulate the market to reduce inventory.A number of rules and regulations have been set forth by various PRC authorities concerning the real estate market. See “ITEM 4. INFORMATION ON THE COMPANY - B. Business Overview – Regulation – China - Regulations on Real Estate Financing”, “ITEM 4. INFORMATION ON THE COMPANY - B. Business Overview – Regulation – China - Regulations on Housing Prices and Real Estate Tax”, and “ITEM 4. INFORMATION ON THE COMPANY - B. Business Overview – Regulation – China - Regulations on Housing Supply and Improving the Healthy Development of the Real Estate Market” for more details on some of the PRC regulations.

Since 2016, the local governments of several cities in the PRC have implemented a series of measures designed to stabilize the growth of the property market on a more sustainable level. Such tightening measures have affected some of the cities where we operate, including Zhengzhou, Suzhou, Chengdu, Jinan, Tianjin, Beijing and Changsha. These measures regulate various aspects of the property market, including: (i) land acquisition financing (for example, Zhengzhou has raised the land bidding deposit to 100%), (ii) pre-sale management (for example, Jinan sets new application requirements for pre-sale permits), (iii) sale price restriction (for example, Suzhou requires developers to file sale prices at the price filing systems of relevant authorities), (iv) purchaser qualification (for example, a Jinan regulation provides that local residents are eligible to purchase no more than two residential properties while qualified non-residents are eligible to purchase only one residential property) and (v) purchaser financing (for example, both Zhengzhou and Suzhou have raised down-payment ratios for first and second home owners). These local measures may also cause adverse and material impacts on our business operations and financial results.

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

The PRC government has adopted various measures to regulate foreign investment in the property development industry and may adopt further restrictive measures in the future.

The PRC government has implemented a number of regulations and measures governing foreign investment in the property development industry.

In July 2006, the Ministry of Housing and Urban-Rural Development of the PRC (the “MOHURD”), the National Development and Reform Commission (the “NDRC”), the PBOC, the State Administration for Industry and Commerce, or the SAIC, and the SAFE, issued the Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market, which impose significant requirements on foreign investment in the PRC real estate sector. For instance, these opinions set forth requirements for the procedures to set up a foreign-invested real estate enterprise (“FIREE”) and the thresholds for a FIREE to borrow domestic or overseas loans. In addition, since June 2007, a FIREE approved by local authorities is required to file such approvals with the MOFCOM or its provincial branches. On August 19, 2015, six PRC regulatory agencies, including the MOHURD and the SAFE, promulgated the Notice on Adjusting Policies on Entry and Administration of Foreign Investment in the Real Estate Market, or Circular 122, which simplified some requirements and lowered the entry thresholds for foreign investors to raise funds by domestic or foreign loans in the real estate market. Despite the influences of Circular 122, we cannot assure that any FIREE that we establish, or whose registered capital we increase, will be able to complete the filing procedures with MOFCOM in time or otherwise fully comply with those specific requirements set for FIREEs.

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

The circulars issued by the PRC State Council and related measures taken by local governments and banks have restricted and may continue to restrict the ability of purchasers to qualify for or obtain mortgage financing. Since January 26, 2011, for a household purchasing a second residential household property with mortgage financing, the down payment must be at least 60% of the purchase price and the interest rate for the mortgage on such property must be at least 1.1 times the benchmark interest rate. The notice of the General Office of the PRC State Council promulgated on February 26, 2013 authorized local counterparts of the PBOC to further increase down payment ratios and interest rates for loans to purchase second properties in accordance with the price control policies and targets of the corresponding local governments. For instance, on April 7, 2013, Beijing promulgated new rules regarding housing fund loans, which increased the minimum down payment to 70% of the purchase price for a household purchasing a second residential household property with housing fund loans.

On September 29, 2014, the PBOC and the CBRC issued the Circular of PBOC and CBRC on Further Improving Financial Services for Housing, among other incentive policies, which specifies that the minimum down payment is 30% of the purchase price for purchasers of a first residential property for their households, and the minimum loan interest rate is 70% of the benchmark rate, to be decided by banking financial institutions in light of risk conditions. For purchasers of a second residential property for their households who have paid off the loan that financed their first house and reapply for a loan to finance an ordinary commodity house for the purpose of improving their living conditions, the loan policies for a first house will apply.

In light of the weakening in the property market in China, on March 30, 2015, the PBOC, the MOHURD and CBRC jointly issued the Circular on Issues concerning Individual Residential Mortgage Policies in an effort to stimulate the market. The circular reduces the minimum down payment ratios from 30% to 20% for first home buyers who use the housing provident fund for their purchase and from 60% to 40% for second home buyers with outstanding mortgages who apply for another mortgage. In addition, the circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 30% for their purchase of a second house if all loans are settled on their first home. Further, on August 27, 2015, the MOHURD, the Ministry of Finance of the PRC (the “MOF”) and the PBOC jointly issued the Circular on Adjusting the Minimum Down Payment for the Purchase of Houses by Individuals on the Housing Provident Fund Loans, which provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 20% for their purchase of a second house if all loans are settled on their first home.

On February 1, 2016, the PBOC and the CBRC jointly issued a notice which provides that in cities where restrictions on purchase of residential property are not being implemented, the minimum down payment ratio for a personal housing commercial loan obtained by a household for purchasing its first ordinary residential property is, in principle, 25% of the property price, which can be adjusted down by 5% by local authorities. For existing residential property household owners who have not fully repaid previous loans and are further obtaining personal housing commercial loans to purchase an additional ordinary residential property for the purpose of improving living conditions, the minimum down payment ratio must not be no less than 30% which is lower than the previous requirement of no less than 40%.

We cannot predict how long these policies will continue or what other action, if any, the banks in cities in which we operate may take.

In addition, from 2013, PRC banks have tightened the conditions on which mortgage loans are extended to home buyers by comparing the anticipated monthly repayment of the mortgage loan with the individual borrower’s monthly income and other measures. Therefore, mortgage loans for home buyers have been subject to longer processing periods or even denied by the banks. We monitor our homebuyers’ outstanding mortgage loans on an ongoing basis via our management reporting procedures and have taken the position that contracts with underlying mortgage loans with processing periods exceeding one year cannot be recognized as revenue under the percentage of completion method. As a result, we reversed contracted sales of the amounts related to apartments for which mortgage loans with processing periods exceeding one year when recognizing revenue under the percentage of completion method.

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

We currently receive most of our revenues from operations in the PRC and such revenues are denominated in RMB. The PRC government regulates the conversion between RMB and foreign currencies. Over the years, the PRC government has significantly reduced its control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions and payment of dividends. Under current foreign exchange regulations in China, subject to the relevant registration at the SAFE, we will be able to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, the SAFE recently started to restrict such foreign exchange transactions. Among other things, the SAFE issued the Circular on Further Promoting the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance on January 26, 2017, pursuant to which the SAFE restated the procedures and reemphasized the principles for the banks to follow during its review of certain cross-border profit remittance.There can be no assurance that the PRC government will not take more restricted foreign exchange policies regarding debt service and payment of dividends in foreign currencies in the future. In addition, foreign exchange transactions by our PRC subsidiaries under capital accounts continue to be subject to certain foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. There can be no assurance that these PRC laws and regulations on foreign investment will not cast uncertainties on our financing and operating plans in China. Changes in PRC foreign exchange policies might have a negative impact on our ability to service our foreign currency-denominated indebtedness and to distribute dividends to our shareholders in foreign currencies.

In addition, on August 29, 2008, the SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or the Circular 142, a notice with respect to the administration of RMB converted from foreign exchange capital contributions of a foreign invested enterprise. As a result, unless otherwise permitted by PRC laws or regulations, such converted amount can only be applied to activities within the approved business scope of the relevant foreign-invested enterprise and cannot be used for domestic equity investment or acquisition. As restricted by the notice, we may not be able to use RMB converted from foreign exchange capital contributions to fund our PRC subsidiaries.On March 30, 2015, the SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, which became effective on June 1, 2015 and replaced Circular 142. Circular 19 provides that, the conversion of the Renminbi capital from foreign currency registered capital of foreign-invested enterprises may be at foreign-invested enterprises’ discretion, which means that the foreign currency registered capital of foreign-invested enterprises for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry of monetary contribution has been registered) can be settled at the banks based on the actual operational needs of the enterprises. On June 9, 2016, the SAFE issued the Circular on Reforming and Regulating Policies on the control over Foreign Exchange Settlements under Capital Accounts, or Circular 16. Circular 16 provides that domestic enterprises may go through foreign exchange settlement formalities for their foreign debts at their discretion. However, Circular 19 and Circular 16 do not materially influence the restriction on the use of foreign currency registered capital for foreign-invested enterprises, including prohibit foreign-invested enterprises from, among other things, using Renminbi capital converted from its foreign currency registered capital for expenditures beyond its business scope.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise adversely affect us.

On July 4, 2014, the SAFE issued the Circular on the Administration of Foreign Exchange Issues Related to Overseas Investment, Financing and Roundtrip Investment by Domestic Residents through Offshore Special Purpose Vehicles, or the Circular 37, which replaced the former circular commonly known as “Circular 75” promulgated on October 21, 2005. The Circular 37 requires PRC residents to register with the competent local SAFE branch in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. The Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contribution by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. On February 13, 2015, the SAFE issued the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, which became effective on June 1, 2015, or the Circular 13. The Circular 13 together with Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the Circular 59 which issued on November 19, 2012 and took effect on December 17, 2012, simplifies and exempts certain registration procedures relating to special purpose vehicles. For example, Circular 59 provides that PRC residents can set up offshore special purpose vehicles before obtaining SAFE registration. Circular 59 makes registration possible for those round-trip special purpose vehicles that should have but failed to register as required by Circular 75 or Circular 37 but indicates that the SAFE will penalize such offenders; such penalties can be severe, including a fine amounting to a certain percentage of all funds remitted by the onshore subsidiary to the special purpose vehicles after November 1, 2005, and possible criminal prosecution. Circular 13 further provides that SAFE approval for both domestic and overseas direct investment, and registration of in-kind contribution or acquisition of Chinese parties’ equities by foreign investors shall no longer be required.

Additionally, as a result of uncertainty concerning the reconciliation of these notices with other approval or registration requirements, it remains unclear how these notices, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We believe that all of our shareholders who were PRC citizens or residents at the time of our initial public offering completed their required registrations with the SAFE in accordance with Circular 75 before the promulgation of Circular 37 prior to, and immediately after, the completion of our initial public offering. As a publicly traded company in the U.S., we may not at all times know of the identities of all of our beneficial owners who are PRC citizens or residents, and we may have little control over either our present or prospective direct or indirect PRC resident beneficial owners or the outcome of such registration procedures. We cannot assure that the SAFE registrations of our present beneficial owners or future beneficial owners who are PRC citizens or residents have been or will be amended to reflect, among others, the shareholding information or equity investments required by the Circular 37, Circular 59 and Circular 13 at all times. The failure or inability of these PRC resident beneficial owners to comply with applicable SAFE registration requirements may subject us to the sanctions described above, including sanctions which may impede our ability to contribute the additional capital from our proceeds of any future offerings to our PRC subsidiaries, and our PRC subsidiaries' ability to pay dividends or distribute profits to us.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to full inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, or SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct full inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not subject to regular full inspections by the PCAOB.

Inspection of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future auditor quality. The inability of the PCAOB to conduct full inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of the PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

We may be adversely affected by the settlement order between the SEC and certain PRC-based accounting firms, including our independent registered public accounting firm.

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

In addition, on May 26, 2015, the PRC Ministry of Finance issued Notice on the Interim Provisions on the Audits Conducted by Accounting Firms concerning the Overseas Listing of Chinese Domestic Companies, or Circular 9, which became effective on July 1, 2015. In accordance with Circular 9, auditors based outside of China, including our independent registered public accounting firm, are required to cooperate with mainland Chinese auditors with requisite qualifications and enter into written arrangements with mainland Chinese auditors in order to conduct audit work for overseas listed mainland Chinese companies, and auditors based outside of China shall undertake the auditing responsibilities which may be incurred. Hence, our independent registered public accounting firm may need to establish appropriate arrangements with mainland Chinese auditors in order to continue to audit our financial statements, which may be difficult in light of the SEC’s administrative proceedings and the settlement described above. If our auditor were unable to have alternate support or cooperation arrangements or otherwise were unable to address issues related to the production of documents pursuant to the settlement order in the SEC proceedings and we were unable to timely find another independent registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such a determination could ultimately lead to delisting of our ADSs from the NYSE or deregistration from the SEC, or both.

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

We may require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of our property developments, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities. On September 19, 2013, we issued 12,000,000 common shares, as well as a convertible note (which was redeemed on November 21, 2014) to TPG Asia VI SF. Pte. Ltd. (“TPG Asia”) (the “Convertible Note”). Sales of additional equity or convertible securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations, including our ability to pay dividends or redeem stock. We cannot guarantee that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or common shares in the public market, or the perception that such sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2016, we had 131,426,741 common shares outstanding, including 79,854,044 common shares represented by 39,927,022 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act, those held by affiliates which are subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. . The remaining common shares outstanding are available for sale, subject to any volume and other restrictions as applicable under Rule 144. According to an amended Schedule 13D filed by TPG Asia in November 2014, TPG Asia holds 12,000,000 of our outstanding common shares. We have filed a resale registration statement covering the resale in the United States of ADS representing the common shares issued to TPG Asia. To the extent that common shares (in the form of ADSs) are sold into the market, the market price of our ADSs could decline.

The interests of our major shareholders may not be aligned with the interests of our other shareholders.

As of March 1, 2017, Mr. Yong Zhang, Chairman of our board of directors, and Ms. Yuyan Yang, also a board member, beneficially owned 21.4% and 19.9%, respectively of our share capital. As of March 1, 2017, TPG Asia beneficially owned 8.2% of our share capital. Accordingly, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership by our major shareholders may result in actions being taken even if opposed by our other shareholders. In addition, it may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

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

We are a foreign private issuer with the meaning of the rules under the Exchange Act, as such we are exempt from certain provisions applicable to U.S. domestic public companies.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. We publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less frequent compared to that required to be filed with the SEC by U.S. domestic issuers.

We are a “foreign private issuer” for purposes of the New York Stock Exchange corporate governance requirements, as a result of which public investors may not have as many protections as they would if we were a US domestic public company.

As a foreign private issuer, we may rely on home country corporate governance practices instead of certain of the NYSE corporate governance requirements. We are incorporated under the laws of the Cayman Islands; under Cayman Island law we are not required to adopt or maintain certain of the NYSE corporate governance rules. The NYSE requirements with which we are not required to comply include rules requiring that:

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

We are currently following home country practice on the requirements described above. Accordingly, a majority of our board of directors is composed of management or former management directors. Each of our compensation committee and governance and nominating committee include non-independent directors. In addition, we are not required to put forward for a shareholder vote new equity plans or change to existing equity plans or other significant share issuance. For a more detailed discussion of the ways in which our corporate governance differs from that of a U.S. domestic company listed on the NYSE, see “Item 16G. Corporate Governance”. As a result of our use of the “home country practice” exception from the NYSE corporate governance rules, you do not have same shareholder protections as you would if we were a U.S. domestic public company.

We are not required to follow customary practices applicable to U.S. domestic companies with respect to determining and disclosing executive compensation.

As a foreign private issuer, we are not subject to many of the corporate governance requirements and disclosure requirements relating to executive compensation matters under the U.S. securities laws.

Under our compensation committee charter, only 50% of members of the committee at any time (less than a majority) must be independent of management, while a U.S. domestic issuer is required to form a compensation committee composing entirely of independent directors. We are also not required to and do not report compensation of senior management or directors on an individual basis. As a result, investors are not able to access for themselves appropriateness or reasonableness of the amount or form of compensation for individual executives. The SEC has a new adopted rule for disclosure of a chief executive officer pay relative to that of the median total compensation for employees, although the rule is under review. The rule will not apply to foreign private issuers. The SEC also has pending a proposed rule for disclosure of exclusive officers' compensation compared to the issuer's total shareholder return. As proposed, this rule would not apply to foreign private issuers.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2016 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Based on the composition of our assets and income and the current expectations, while not free from doubt, we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2016 and we do not expect to become a PFIC with respect to our current taxable year or the foreseeable future. The determination of our PFIC status is dependent upon the composition of our income and assets and such determination must be made at the close of each taxable year. Accordingly, we cannot assure you that we were not a PFIC for the year 2016 or will not be a PFIC for our current taxable year ending December 31, 2017 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “ITEM 10. ADDITIONAL INFORMATION-E.Taxation-U.S. Federal Income Taxation-Passive Foreign Investment Company.”

Item 4.	Information on the Company

A.	History and Development of the Company

We are a Cayman Islands holding company and conduct business primarily through our operating subsidiaries in China. Our group is a developer of large scale residential real estate projects targeted at middle-income consumers. We were founded by Mr. Yong Zhang, our Chairman, and commenced operations since 1997 in Zhengzhou, the provincial capital of Henan Province. We initially operated principally in tier II and tier III cities, but since 2006, we have expanded into strategically selected high growth cities in China. In 2012, we acquired a parcel of land in Beijing. In 2014, we acquired a parcel of land in Shanghai, representing an opportunistic acquisition in a satellite city or suburb of a tier 1 city in China. In 2012, we also expanded our business to the U.S. residential real estate market and acquired three projects in Reno, Nevada, Irvine, California and Brooklyn, New York. In 2014, we acquired 100% of the shares of a Malaysian company, which is engaged in land reclamation development for a total area of 170 acres (approximately 687,966 square meters.) In January 2016, we acquired a parcel of land in midtown Manhattan, New York with gross floor area of approximately 9,755 square meters.In August 2016, we acquired another parcel of land in in Flushing, Queens, New York with gross floor area of approximately 34,615 square meters.

Our company was incorporated in the Cayman Islands on March 26, 2007. Our company operates under Cayman Islands Companies Laws (2016 Revision). Our registered address is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our principal executive offices are located at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China. Our telephone number at this address is (86) 10 8588-9200 and our fax number is (86) 10 8588-9300.

For a discussion of our capital expenditures for the last three fiscal years, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - B. Liquidity and Capital Resources - Capital Expenditures..”

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

We have expanded our business and operations significantly during the past three years. The number of projects we had under construction increased from 11 projects with a total GFA of 2,038,586 square meters as of December 31, 2013, to 17 projects with a total GFA of 3,566,254 square meters as of December 31, 2016. We have 7 additional projects with a total GFA of 572,670 square meters under planning as of December 31, 2016. As of December 31, 2016, we have completed 41 projects with a total GFA of approximately 5,756,611 square meters and comprising a total of 67,824 units, more than 97.1% of which have been sold. For the three years ended December 31, 2014, 2015 and 2016, our revenues were US$919.7 million, US$1,164.3 million and US$1,561.6 million respectively. Our net income for the same periods was US$48.5 million, US$66.5 million and US$79.5 million, respectively.

While our primary focus is increasingly on residential real estate development in high growth tier 1 and tier 2 cities in China, we see potential opportunities for residential projects in the United States that might be attractive to both Chinese and U.S. buyers. In 2012, we acquired a real estate project portfolio in Reno, Nevada, comprised of 325 finished lots and 185 acres of undeveloped land for approximately US$7.4 million. We had released all parcels of the total portfolio and recognized revenue in the amount of US$ nil and US$0.8 million as of December 31, 2014 and 2015. In 2012, we paid US$10.0 million to acquire 15 finished luxury condominium units in Irvine, California and sold all the 15 units as of December 31, 2015. In 2012, we also acquired an 8,094 square meters parcel of land in the Williamsburg neighborhood of Brooklyn, New York for US$54.2 million, on which we plan to build 216 condominium units with net sellable floor area of approximately 37,078 square meters. Our New York Oosten project started construction in November 2013. In January 2016, we also acquired a parcel of land in midtown Manhattan, New York, for US$57.5 million. The land allows for approximately 9,755 square meters gross buildable development. In August 2016, acquired a parcel of land located at  Flushing, Queens, New York for US$66.0 million. The land allows for a mixed use development comprising approximately 34,615 square meters with approved plans.

In 2014, we acquired 100% share of a Malaysian company, which owns offshore landfill reclamation rights for a total of 170 acres (approximately 687,966 square meters). We will continue to seek for high growth opportunities globally.

We also plan to retain and develop commercial portions of some of our properties as shopping malls, supermarkets or hotels and to lease and manage those properties ourselves. As of the date of this annual report, we have completed two of such projects, including Xinyuan Priority Lifestyle Shopping Center with a total GFA of approximately 47,000 square meters, located in Zhengzhou city, Henan Province and Xi’an Xinyuan Metropolitan Shopping Center with a total GFA of approximately 115,000 square meters, located in Xi’an city, Shaanxi Province. As of the date of this annual report, we have four projects under construction in which we will retain approximately 51,000 square meters of GFA for development as commercial properties held for lease.

Since 2014, we have also made efforts to diversify our marketing efforts. Since the second half of 2014, we began to leverage our industrial experience to promote Online to Offline (O2O) services to potential buyers of our projects. These services aim to utilize online marketing tools in the real estate industry. For example, we established a WeChat-based public account to sell our units in 2014, and we launched a smartphone app in 2015 to sell units. We also built a social networking platform of communities to which we provide property management services. We are also exploring the application of blockchain technology in the real estate sector. We believe that internet and technology marketing offers the potential for new profit growth opportunities.

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

Our Markets

We currently operate in thirteen markets in China - Beijing, Shanghai, Tianjin, Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Suzhou, Kunshan and Xuzhou in Jiangsu Province, Zhengzhou (including Xingyang) in Henan Province, Sanya in Hainan Province, Changsha in Hunan Province, and Xi’an in Shaanxi Province. During 2016, we also operated in three locations in the U.S. - Irvine, California; Reno, Nevada and New York.

The following table sets forth the numbers of our projects and the total GFA in each location indicated as of December 31, 2016.

	Properties under Construction (m [2] )	Properties under planning (m [2] )	Properties held for sale (m [2] )	Completed projects (m [2] )	Total number of projects	Total GFA (m [2] )
China
Beijing		102,300	-	133,050	2	235,350
Chengdu	211,381	-	-	448,042	3	659,423
Zhengzhou	1,266,126	332,700	-	2,563,395	34	4,162,221
Jinan	644,309	-	-	997,435	6	1,641,744
Hefei	-	-	-	145,455	1	145,455
Suzhou	-	-	-	781,334	5	781,334
Kunshan	371,157	-	-	497,938	3	869,095
Xuzhou	130,170	-	-	101,821	2	231,991
Sanya	122,124	-	-	-	1	122,124
Shanghai	-	-	-	57,778	1	57,778
Changsha	251,754	93,300	-	-	2	345,054
Xi'an(1)	290,663	-	-	-	1	290,663
Tianjin	278,570	-	-	-	1	278,570
Total	3,566,254	528,300	-	5,726,248	62	9,820,802
The U.S.
Irvine(2)			2,865		1	2,865
Nevada(3)			N/A		1	N/A
New York		44,370		30,363	3	74,733
Total	3,566,254	572,670	2,865	5,756,611	67	9,898,400

(1)	On February 23, 2016, upon the amendment of Shaanxi Zhongmao Economy Development Co., Ltd.’s articles of association, the Company obtained control over Shaanxi Zhongmao Economy Development Co., Ltd., which was previously accounted under equity method investment (see Note 9).
(2)	The finished condominium project is located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters out of the total 72 units from a major U.S. developer in August 2012. All units were sold as of December 31, 2015.
(3)	Northern Nevada Land Portfolio is a project portfolio comprised of 325 finished lots and 185 acres of undeveloped land at eight different sites in the northern Nevada region near the Reno-Spark metropolitan area. All lots and acres were sold as of December 31, 2015.

For a discussion of revenues from each geographical segment in each of 2014, 2015 and 2016, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - A. Operating Results - Discussion of Segment Operations.”

Our Property Projects

Overview

We offer the following four main types of real estate property products:

•	multi-layer apartment buildings, which, in China, are typically 6 stories or less and normally require nine to 12 months to construct after we obtain the related construction permit;

•	sub-high-rise apartment buildings, which, in China, are typically 7 to 11 stories and normally require 12 to 18 months to construct after we obtain the related construction permit;

•	high-rise apartment buildings, which, in China, are typically 12 to 33 stories and normally require 18 to 24 months to construct after we obtain the related construction permit; and

•	offices, mixed-use and commercial properties which we have offered since 2012.

Our projects are in one of the following five stages or categories:

•	properties under construction, comprising properties for which the construction permits have been obtained;

•	properties under planning, comprising properties for which we have entered into land grant contracts and are in the process of obtaining the required permits to begin construction;

•	completed projects, comprising projects for which construction has been completed;

•	properties held for lease, comprising projects for which construction has been completed and which we plan to hold and manage and;

•	properties held for sale, comprising land and properties which we purchase and hold for sale.

Properties under Construction and Properties under Planning

The following table sets forth each of our properties currently under construction or planning as of December 31, 2016:

Project Name	Location	Type of Products (1)	Construction Commencement Date	Pre-sale Commencement Date (2)	Total Site Area (m [2] )	Total GFA (m [2] )	Total Number Of Units (3)	Number Of Units Sold	GFA Sold (m [2] )
Zhengzhou Xindo Park	Zhengzhou	C	01/2015	04/2015	40,218	144,432	2,170	1,101	71,232
Xingyang Splendid II	Zhengzhou	MU	12/2014	12/2014	60,556	137,209	1,575	660	54,410
Jinan Royal Palace	Jinan	H	02/2014	01/2014	140,155	449,650	6,512	2,821	249,150
Xuzhou Colorful City	Xuzhou	M/H	06/2013	11/2013	45,046	130,170	1,453	840	78,570
Kunshan Royal Palace	Kunshan	M/S/H	10/2013	11/2013	145,776	279,953	2,592	2,523	263,553
Chengdu Thriving Family	Chengdu	H	06/2014	09/2014	75,008	211,381	2,588	1910	146,081
Changsha Xinyuan Splendid	Changsha	H/C	08/2014	11/2014	89,460	251,754	2,952	2,043	189,054
SanyaYazhou Bay No.1	Sanya	MU	11/2014	11/2014	78,765	122,124	1,575	296	17,224
Xi'an Metropolitan(4)	Xi'an	MU	12/2014	12/2014	85,118	290,663	2,629	2,049	212,763
Jinan Xin Central	Jinan	MU	05/2015	05/2015	51,352	194,659	2,715	1,914	114,559
Henan Xin Central I (Zhengzhou Nangangliu Project)	Zhengzhou	H	07/2015	07/2015	86,781	262,208	3,177	2,162	204,508
Zhengzhou Fancy City (Zhengzhou Jiaotong college project)	Zhengzhou	H	09/2015	10/2015	50,656	166,760	1,725	1,310	134,160
Tianjin Spring Royal Palace	Tianjin	M/H	10/2015	10/2015	263,519	278,570	2,205	922	110,069
Zhengzhou International New City I (Zhengzhou Shilipu project)	Zhengzhou	H	08/2016	09/2016	89,088	361,645	3,125	592	49,945
Kunshan Xindo Park	Kunshan	H/C	07/2016	07/2016	47,523	91,204	1,083	334	31,504
Zhengzhou Fancy City II (South)	Zhengzhou	H	06/2016	06/2016	27,486	84,065	766	525	53,165
Henan Xin Central II	Zhengzhou	H	09/2016	10/2016	37,126	109,807	1,355	95	9,007
Subtotal					1,413,633	3,566,254	40,197	22,097	1,988,954

Zhengzhou Fancy City II (North)	Zhengzhou	H	TBD	TBD	30,175	119,600	TBD	-	-
Zhengzhou International New City I (Zhengzhou Shilipu project)	Zhengzhou	H	TBD	TBD	41,821	175,700	TBD	-	-
Xingyang Splendid III	Zhengzhou	H	TBD	TBD	47,709	37,400	TBD	-	-
Beijing Liyuan project	Beijing	H	TBD	TBD	46,769	102,300	TBD	-	-
Changsha New project	Changsha	H	TBD	TBD	32,158	93,300	TBD	-	-
Hudson	New York	S	TBD	TBD	-	9,755	TBD	-	-
Flushing	New York	MU	TBD	TBD	-	34,615	TBD	-	-

Subtotal					198,632	572,670
Total					1,612,265	4,138,924	40,197	22,097	1,988,954

(1)	“M” refers to multi-layer buildings, “H” refers to high-rise buildings, “S” refers to sub-high-rise buildings, “C” refers to commercial properties and “MU” refers to office, mixed-use and commercial properties.
(2)	Pre-sale commencement dates refer to dates on which we began or expect to begin pre-sale activities after receiving the relevant pre-sale permits. For a discussion of pre-sales, see "Pre-sales, Sales and Marketing," below.
(3)	“TBD” refers to “to be determined.”
(4)	On February 23, 2016, upon the amendment of the Shaanxi Zhongmao Economy Development Co., Ltd.’s articles of association, the Company obtained control over Shaanxi Zhongmao Economy Development Co., Ltd., which was previously accounted under equity method investment (see Note 9 of our Consolidated Financial Statements in this report).

Properties under Construction

Zhengzhou, Henan Province

Zhengzhou Xindo Park (commercial). The land is located south of Bairong Road and west of Daxue Road in Zhengzhou, This project covers a site area of 40,218 square meters and is expected to have a total GFA of 144,432 square meters, of which 110,077 square meters are for office buildings and 34,355 square meters are for retail stores. We acquired the site in September 2013, commenced construction of this project in January 2015, and expect to deliver units in 2017. This project, when completed, will consist of 2,170 units. We started pre-sales in April 2015, and as of December 31, 2016, we had sold 1,101 units with a total GFA of 71,232 square meters.

Xingyang Splendid II. Xingyang Splendid II is located south of Zhengshang Road in Xingyang. This project covers a site area of 60,556 square meters and is expected to have a total GFA of 137,209 square meters, of which 119,596 square meters are for high-rise buildings and 17,613 square meters are for retail stores. We acquired the site of 7,577 square meters in November 2013 and 52,979 square meters in August 2014, commenced construction of this project in December 2014, and expect to deliver units in 2017. This project, when completed, will consist of 1,575 units. We started pre-sales in December 2014, and as of December 31, 2016, we had sold 660 units with a total GFA of 54,410 square meters.

Henan Xin Central I. The land is located south of Bairong Road and west of Xingyuan Road in Zhengzhou, and is currently under construction. It will cover a site area of 86,781 square meters and is expected to have a total GFA of 262,208 square meters. We acquired the site in December 2014 and commenced construction in July 2015, and expect to deliver units in 2017. This project, when completed, will consist of 3,177 units. We started pre-sales in July 2015, and as of December 31, 2016, we had sold 2,162 units with a total GFA of 204,508 square meters.

Zhengzhou Fancy City I. The land is located south of Dingsheng Road and west of Siji Road, in Zhengzhou. This project covers a site area of 50,656 square meters and is expected to have a total GFA of 166,760 square meters. We acquired the site in December 2014 and commenced construction in September 2015, and expect to deliver units in 2017. This project, when completed, will consist of 1,725 units. We started pre-sales in October 2015, and as of December 31, 2016, we had sold 1,310 units with a total GFA of 134,160 square meters.

Zhengzhou Fancy City II (South). The land is located west of Songshan Road within the 4th Ring Road in Zhengzhou, and the area surrounding this project is located conveniently near urban transportation, as well as commercial and community services. This project covers a site area of 27,486 square meters and is expected to have a total GFA of 84,065 square meters. We acquired the site in January 2016 and commenced construction in June 2016, and expect to deliver units in 2018. This project, when completed, will consist of 766 units. We started pre-sales in June 2016, and as of December 31, 2016, we had sold 525 units with a total GFA of 53,165 square meters.

Zhengzhou International New City I. The land is located within the south 3rd Ring Road in Zhengzhou, and is conveniently located near the Zhengzhou line 2 subway station. It covers a site area of 89,088 square meters and is expected to have a total GFA of 361,645 square meters. We acquired the site in February 2016 and commenced construction in August 2016, and expect to deliver units in 2018. This project, when completed, will consist of 3,125 units. We started pre-sales in September 2016, and as of December 31, 2016, we had sold 592 units with a total GFA of 49,945 square meters.

Henan Xin Central II. The land is located south of Bairong Road and Xingyuan Road in Zhengzhou. It covers a site area of 37,126 square meters and is expected to have a total GFA of 109,807 square meters. We acquired the site in December 2014 and commenced construction in September 2016, and expect to deliver units in 2018. This project, when completed, will consist of 1,355 units. We started pre-sales in October 2016, and as of December 31, 2016, we had sold 95 units with a total GFA of 9,007 square meters.

Jinan, Shandong Province

Jinan Royal Palace. Jinan Royal Palace is located south of Qingyuan Road and east of Lashanhe Road in the Huaiyin District in Jinan. This project covers a site area of 140,155 square meters and is expected to have a total GFA of 449,650 square meters, of which 396,668 square meters are for high-rise buildings, 28,700 square meters are for retail stores and 24,281 square meters are for basements. We acquired the site in November 2013, commenced construction of this project in February 2014, and began to deliver units in 2016. This project, when completed, will consist of 6,512 units. We started pre-sales in June 2014, and as of December 31, 2016, we had sold 2,821 units with a total GFA of 249,150 square meters.

Jinan Xin Central. Jinan Xin Central is located south of Huayuan Road and west of Huaxin Road in Jinan. This project covers a site area of 51,352 square meters and is expected to have a total GFA of 194,659 square meters, of which 99,310 square meters are for high-rise buildings, 32,635 square meters are for retail stores, 50,982 square meters are for office buildings, 6,231 square meters are for public rental housing and 5,501 square meters are for basements. We acquired the site in March 2015, commenced construction of this project in May 2015, and began to deliver units in 2016. This project, when completed, will consist of 2,715 units. We started pre-sales in May 2015, and as of December 31, 2016, we had sold 1,914 units with a total GFA of 114,559 square meters.

Xuzhou, Jiangsu Province

Xuzhou Colorful City. Xuzhou Colorful City is located south of Kuangshan Road in the Quanshan District in Xuzhou. This project covers a site area of 45,046 square meters and is expected to have a total GFA of 130,170 square meters, of which 17,630 square meters are for multi-layer buildings, 93,514 square meters are for high-rise buildings, 7,024 square meters are for retail stores and 12,002 square meters are for basements. We acquired the site in December 2011, commenced construction of this project in June 2013, and began to deliver units in 2016. This project, when completed, will consist of 1,453 units. We started pre-sales in November 2013, and as of December 31, 2016, we had sold 840 units with a total GFA of 78,570 square meters.

Kunshan, Jiangsu Province

Kunshan Royal Palace.Kunshan Royal Palace is located east of Xihuan Road and south of Guiyi Road in the Huaqiao Town in Kunshan. This project covers a site area of 145,776 square meters and is expected to have a total GFA of 279,953 square meters, of which 65,180 square meters are for multi-layer buildings, 205,444 square meters are for high-rise buildings and 9,329 square meters are for retail stores. We acquired the site in October 2013, commenced construction of this project in October 2013, and began to deliver units from 2015. This project, when completed, will consist of 2,592 units. We started pre-sales in November 2013, and as of December 31, 2016, we had sold 2,523 units with a total GFA of 263,553 square meters.

Kunshan Xindo Park. Kunshan Xindo Park is located in the Huaqiao area of Kunshan, which is within the Shanghai Outer Ring Expressway. This project covers a site area of 47,523 square meters and is expected to have a total GFA of 91,204 square meters, of which 72,872 square meters are for high-rise buildings and 18,332 square meters are for retail stores. We acquired the site in April 2016, commenced construction of this project in July 2017, and expect to deliver units in 2018. This project, when completed, will consist of 1,083 units. We started pre-sales in July 2017, and as of December 31, 2016, we had sold 334 units with a total GFA of 31,504 square meters.

Chengdu, Sichuan Province

Chengdu Thriving Family. Chengdu Thriving Family is located in the Huayangyixin Community of Chengdu. This project covers a site area of 75,008 square meters and is expected to have a total GFA of 211,381 square meters, of which 176,617 square meters are for high-rise buildings and 34,764 square meters are for retail stores. We acquired the site in January 2014, commenced construction of this project in June 2014, and began to deliver units in 2016. This project, when completed, will consist of 2,588 units. We started pre-sales in September 2014, and as of December 31, 2016, we had sold 1,910 units with a total GFA of 146,081square meters.

Changsha, Hunan Province

Changsha Xinyuan Splendid. Changsha Xinyuan Splendid is located on Dongfanghong South Road in the Yuelu District of Changsha. This project covers a site area of 89,460 square meters and is expected to have a total GFA of 251,754 square meters, of which 229,549 square meters are for high-rise buildings and 22,205 square meters are for retail stores. We acquired the site in March 2014, commenced construction of this project in August 2014, and began to deliver units in 2016. This project, when completed, will consist of 2,952 units. We started pre-sales in November 2014, and as of December 31, 2016, we had sold 2,043 units with a total GFA of 189,054 square meters.

Sanya, Hainan Province

Sanya Yazhou Bay No.1. Sanya Yazhou Bay No.1 is located in the Creative Industry Park in the Yacheng Town of Sanya. This project covers a site area of 78,765 square meters and is expected to have a total GFA of 122,124 square meters, of which 105,194 square meters are for high-rise buildings, 9,760 square meters are for multi-layer buildings and 2,208 square meters are for retail stores. We acquired the site in January 2014, commenced construction of this project in November 2014, and began to deliver units in 2016. This project, when completed, will consist of 1, 575 units. We started pre-sales in November 2014, and as of December 31, 2016, we had sold 296 units with a total GFA of 17,224 square meters.

Xi’an, Shaanxi Province

Xi’an Metropolitan. Xi’an Metropolitan is located north of Fenghe Road in Xi'an. This project covers a site area of 85,118 square meters and is expected to have a total GFA of 290,663 square meters, of which 207,080 square meters are for high-rise buildings, 16,223 square meters are for retail stores, and 67,360 square meters are for office buildings. We acquired the site in July 2014, commenced construction of this project in December 2014, and began to deliver units in 2016. This project, when completed, will consist of 2, 629 units. Pre-sales started in December 2014, and as of December 31, 2016, 2,049 units with a total GFA of 212,763 square meters had been sold.

Tianjin

Tianjin Spring Royal Palace. The land is located in Sicundian Town in the Wuqing District of Tianjin, and is currently under planning. This project covers a site area of 263,519 square meters and is expected to have a total GFA of 278,570 square meters, of which 149,677 square meters are for high-rise buildings, 5,197 square meters are for retail stores, 123,696 square meters are for multi-layer building. We acquired the site in November 2014, commenced construction in October 2015, and expect to deliver units in 2017. This project, when completed, will consist of 2,205 units. Pre-sales started in October 2015, and as of December 31, 2016, 922 units with a total GFA of 110,069 square meters had been sold.

Properties under Planning

Zhengzhou Fancy City II (North). The land is located west of Songshan Road within the 4th Ring Road in Zhengzhou, which is conveniently near urban transportation, as well as commercial and community services. This project is currently under planning. It will cover a site area of 30,175 square meters and is expected to have a total GFA of 119,600 square meters. We acquired the site of 30,175 square meters in January 2016.

Zhengzhou International New City II. The land is located within the south 3rd Ring Road in Zhengzhou and is conveniently located near the Zhengzhou line 2 subway station. This project is currently under planning. It will cover a site area of 41,821 square meters and is expected to have a total GFA of 175,700 square meters. We acquired the site of 41,821 square meters in July 2016.

Xingyang Splendid III. The land is located south of Zhengshang Road in Xingyang, and is currently under planning. It will cover a site area of 47,709 square meters and is expected to have a total GFA of 37,400 square meters. We acquired the site in September 2013.

Beijing Liyuan project. The land is located in Liyuan Town in the southern area of Tongzhou District, and is currently under planning. It will cover a site area of 46,769 square meters and is expected to have a total GFA of 102,300 square meters. We acquired the site in April 2016.

Changsha New Project. The land is located in the downtown area of Changsha city with comprehensive community facilities and educational resources, and is currently under planning. It will cover a site area of 32,158 square meters and is expected to have a total GFA of 93,300 square meters. We acquired the site of 32,158 square meters in September 2016.

Hudson Garden Project. The land is located on 10th Avenue and between 44th Street and 45th Street, in midtown Manhattan, and is currently under planning. It is expected to have a total GFA of 9,755 square meters. We acquired the site in January 2016.

Flushing Project. The land is located at 135-35 Northern Blvd in Flushing, Queens, New York, and is currently under planning. It is expected to have a total GFA of 34,615 square meters. We acquired the site in August 2016.

Completed Projects

The following table sets forth each of our completed projects as of December 31, 2016.

Project Name	Location	Type of Products	Completion Date	Total Site Area (m [2] )	Total GFA (m [2] )	Total Number of Units	Number of Units Sold	GFA Sold (m [2] )
Zhengzhou Longhai Star Garden	Zhengzhou	M/H/S	12/2000	11,719	39,975	239	239	39,975
Zhengzhou Xinyuan Splendid:
Zhengzhou Xinyuan Splendid 1A	Zhengzhou	M/S	07/2002	35,444	62,623	484	484	62,623
Zhengzhou Xinyuan Splendid 1B	Zhengzhou	M	04/2004	21,800	43,673	333	333	43,673
Zhengzhou Xinyuan Splendid 2A	Zhengzhou	M	04/2003	23,460	39,996	271	271	39,996
Zhengzhou Xinyuan Splendid 2B	Zhengzhou	M	06/2004	19,295	27,041	86	86	27,041
Zhengzhou Xinyuan Splendid 2C	Zhengzhou	S	04/2004	9,968	21,748	132	132	21,748
Zhengzhou Xinyuan Splendid 3A3B3C	Zhengzhou	M/S	08/2005	51,014	114,774	792	792	114,774
Zhengzhou Xinyuan Splendid Haojinge	Zhengzhou	H	11/2004	8,298	31,089	166	166	31,089
Zhengzhou Xinyuan Splendid City Homestead	Zhengzhou	M	08/2005	23,606	45,378	369	369	45,378
Subtotal				192,885	386,322	2,633	2,633	386,322
Zhengzhou City Manor	Zhengzhou	M	03/2006	63,089	118,716	1,633	1,633	118,716
Zhengzhou City Family	Zhengzhou	M	12/2006	21,380	39,226	720	720	39,226
Zhengzhou Central Garden-East	Zhengzhou	M/H/S	09/2007	60,849	165,206	1,624	1,624	165,206
Zhengzhou Central Garden-West	Zhengzhou	M/H/S	09/2007	79,464	190,384	1,796	1,796	190,384
Jinan City Family	Jinan	M	11/2007	47,411	61,065	785	785	61,065
Suzhou Lake Splendid	Suzhou	M/H/S	01/2009	130,945	198,113	2,326	2,326	198,113
Hefei Wangjiang Garden	Hefei	M/H	04/2009	51,939	145,455	1,649	1,649	145,455
Suzhou Colorful Garden	Suzhou	M/H	04/2009	41,365	81,506	970	970	81,506
Jinan Elegant Scenery	Jinan	H/S	06/2009	61,502	100,386	1,127	1,127	100,386
Zhengzhou Finance Square	Zhengzhou	H	06/2009	8,410	67,225	917	917	67,225
Jinan International City Garden	Jinan	H/S	01/2010	93,928	263,749	4,672	4,635	262,649
Zhengzhou Xinyuan Colorful Garden	Zhengzhou	M/H	01/2010	74,462	191,891	2,233	2,233	191,891
Zhengzhou YipinXiangshan Phase I	Zhengzhou	M/ S	12/2009	57,289	94,249	979	979	94,249
Suzhou International City Garden	Suzhou	H	12/2011	119,089	204,872	2,436	2,435	204,172
Chengdu Xinyuan Splendid I	Chengdu	H	06/2011	34,007	231,032	4,081	4,081	231,032
Chengdu Xinyuan Splendid II	Chengdu	H	10/2012	30,497	217,010	2,782	2,782	216,910
Zhengzhou Modern City	Zhengzhou	H/S	12/2012	60,556	231,733	2,934	2,934	231,733
Xuzhou Colorful Garden	Xuzhou	M/H	01/2012	46,777	101,821	858	852	100,921
Kunshan International City Garden	Kunshan	M/H	12/2012	200,008	497,938	5,133	5,129	497,638
Zhengzhou YipinXiangshan Phase II	Zhengzhou	M/S	01/2013	81,345	199,876	2,209	2,209	199,876
Zhengzhou Century East A	Zhengzhou	M/H	12/2013	22,418	76,579	765	764	76,379
Zhengzhou Century East B	Zhengzhou	H	08/2013	51,372	166,288	1,709	1,705	165,888
Zhengzhou Royal Palace	Zhengzhou	M/H	06/2014	45,716	135,877	2,061	2,061	135,877
Suzhou Xin City	Suzhou	H	09/2015	51,246	127,212	1,334	1,334	127,312
Jinan Xinyuan Splendid	Jinan	M/H	10/2015	200,180	572,235	7,387	6,892	563,135
Zhengzhou Xin City	Zhengzhou	H	03/2016	61,078	211,076	2,639	2,466	205,576
Zhengzhou Thriving Family	Zhengzhou	H	04/2016	44,169	131,508	1,913	1,693	115,508
Xingyang Splendid I	Zhengzhou	H	03/2016	40,782	117,264	1,427	842	81,764
Suzhou Lake Royal Palace	Suzhou	M/H	06/2016	114,624	169,631	1,569	1,438	152,631
Beijing Xindo Park	Beijing	MU	11/2015	57,862	133,050	1,446	1,367	122,350
Shanghai Royal Palace	Shanghai	H	07/2016	28,600	57,778	622	535	46,378
New York Oosten	New York	S	12/2016	8,094	30,363	216	106	12,180

Total				2,295,057	5,756,611	67,824	65,891	5,629,628

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

Jinan International City Garden. Jinan International City Garden is located on South Industrial Road in the Hitech Industry Park in Jinan. Jinan International City Garden covers a site area of 93,928 square meters and has a total GFA of 263,749 square meters, of which 178,772 square meters are for high-rise buildings, 65,521 square meters are for sub-high-rise buildings, 9,736 square meters are for retail stores and 10,306 square meters are for basements. We acquired the site in August 2007, commenced construction of this project in September 2007, and delivered it in January 2010. As of December 31, 2016, we had sold 4,635 units out of 4,672 saleable units.

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

Suzhou International City Garden. Suzhou International City Garden is located on Mayun Road in the Hitech District in Suzhou. It covers a site area of 119,089 square meters, and is expected to have a total GFA of 204,872 square meters, 203,882 square meters of which are for high-rise buildings and 990 square meters are for retail stores. We acquired the site in September 2007, commenced construction of this project in February 2008, and delivered in 2011. This project consisted of 2,436 units. As of December 31, 2016, we had sold 2,435 units with a total GFA of 204,172 square meters.

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

Zhengzhou Modern City. Zhengzhou Modern City is located on Longhai Road in the Erqi District in Zhengzhou. This project covers a site area of 60,556 square meters and has a total GFA of 231,733 square meters, of which 214,402 square meters are for multi-layer buildings, 12,023 square meters are for retail stores and 4,594 square meters are for basements. We acquired the site in September 2004, commenced construction in January 2010, and started delivery in 2012. We acquired the site directly from a private owner rather than by our usual arm’s length auction process, and it took us over five years to commence construction on this project due to commercial and title issues with the previous private owner, relocation of previous residents, structure demolition and site preparation, and negotiation with the local government on recovery of relocation costs. This project consisted of 2,934 units. We started pre-sales in May 2010, and, as of December 31, 2015, all of the 2,934 units were sold.

Xuzhou Colorful Garden. Xuzhou Xinyuan Colorful Garden is located north of the Quanshan District in Xuzhou. This project covers a site area of 46,777 square meters and has a total GFA of 101,821 square meters, of which 47,983 square meters are for multi-layer buildings, 53,023 square meters are for high-rise buildings and 815 square meters are for retail stores. We acquired the site in October 2009, commenced construction of this project in May 2010, and delivered it in 2012. This project consisted of 858 units. We started pre-sales in August 2010 and delivered it in 2012, and as of December 31, 2016, we had sold 852 units with a total GFA of 100,921 square meters.

Kunshan International City Garden.Kunshan International City Garden is located on Lucheng Road in Kunshan of the Jiangsu Province. This project covers a site area of 200,008 square meters and has a total GFA of 497,938 square meters, of which 5,989 square meters are for multi-layer buildings, 482,094 square meters are for high-rise buildings and 9,855 square meters are for retail stores. We acquired the site in December 2007, commenced construction of this project in July 2008, and delivered it in 2013. This project consisted of 5,133 units. We started pre-sales in September 2008 and delivered it in 2012, and, as of December 31, 2016, we had sold 5,129 units with a total GFA of 497,638 square meters.

Zhengzhou Yipin Xiangshan Phase II. Zhengzhou Yipin Xiangshan Phase II is located on Yingcai Street in the Huiji District in Zhengzhou. This project covers a site area of 81,345 square meters, and has a total GFA of 199,876 square meters, of which 57,178 square meters are for multi-layer buildings, 135,535 square meters are for sub-high-rise buildings, 5,479 square meters are for retail stores and 1,418 square meters are for basements. Jiantou Xinyuan acquired the site in April 2008, commenced construction in December 2010, started pre-sales in March 2011 and delivered it in 2013. This project consists of 2,209 units. As of December 31, 2015, all of the 2,209 units were sold.

Zhengzhou Century East A. Zhengzhou Century East A is located south of Yongping Road and west of Kangping Road in the New-East-Zheng District in Zhengzhou. This project covers a site area of 22,418 square meters and has a total GFA of 76,579 square meters, of which 71,214 square meters are for high-rise buildings and 5,365 square meters are for retail stores. We acquired the site in September 2009, commenced construction in April 2011, started pre-sales in November 2012 and delivered it in 2013. This project consists of 765 units. As of December 31, 2016, 764 units had been sold with a total GFA of 76,379 square meters.

Zhengzhou Century East B. Zhengzhou Century East B is located west of Dongfeng Road and north of Anping Road in the New-East-Zheng District in Zhengzhou. This project covers a site area of 51,372 square meters and has a total GFA of 166,288 square meters, of which 159,419 square meters are for high-rise buildings and 6,869 square meters are for retail stores. We acquired the site in October 2009, commenced construction of this project in February 2011, and delivered units in 2013. This project consists of 1,709 units. We started pre-sales in June 2011, and as of December 31, 2015, we had sold 1,705 units with a total GFA of 165,888 square meters.

Zhengzhou Royal Palace. Zhengzhou Century Royal Palace is located south of Nongke Road and east of Wenbo Road in Zhengzhou. This project covers a site area of 45,716 square meters and has a total GFA of 135,877 square meters, of which 41,340 square meters are for multi-layer buildings, 88,371 square meters are for high-rise buildings, 2,506 square meters are for retail stores and 3,677 square meters are for basements. We acquired the site in December 2009, commenced construction of this project in June 2011, and began to deliver units in 2014. This project consists of 2,061 units. We started pre-sales in September 2011, and as of December 31, 2016, all of the 2,061 units were sold.

Suzhou Xin City. Suzhou Xin City is located south of Nantiancheng Road in the Xiangcheng District of Suzhou. This project covers a site area of 51,246 square meters and is expected to have a total GFA of 127,212 square meters, of which 123,394 square meters are for high-rise buildings and 3,818square meters are for retail stores. We acquired the site in September 2012, commenced construction in April 2013, and delivered units in 2015. This project consists of 1,334 units. We started pre-sales in September 2013 and started delivery in 2015, and as of December 31, 2016, all of the 1,334 units were sold.

Jinan Xinyuan Splendid. Jinan Xinyuan Splendid is located west of Lishan Road and south of Xiaoqinghe Road in Jinan. This project covers a site area of 200,180 square meters, and is expected to have a total GFA of 572,235 square meters, of which 385,664 square meters are for high-rise buildings, 87,215 square meters are for multi-layer buildings, 14,622 square meters are for office buildings, 8,704 square meters are for retail stores, 31,167 square meters are for basements, and 44,863 square meters are for public rental housing. We acquired the site in October 2009, commenced construction of this project in March 2011, and began to deliver units from 2013. This project consists of 7,387 units. We started pre-sales activities in May 2011, and as of December 31, 2016, we had sold 6,892 units with a total GFA of 563,135 square meters.

Zhengzhou Xin City. Zhengzhou Xin City is located south of Yongping Road and east of Kangping Road in the New-East-Zheng District of Zhengzhou. This project covers a site area of 61,078 square meters and is expected to have a total GFA of 211,076 square meters, of which 174,287 square meters are for high-rise buildings, 10,467 square meters are for retail stores, 4,705 square meters are for basements and 21,617 square meters are for public rental housing. We acquired the site in December 2011, commenced construction of this project in March 2013, and began to deliver units in 2015. This project consists of 2,639 units. We started pre-sales in September 2013, and as of December 31, 2016, we had sold 2,466 units with a total GFA of 205,576 square meters.

Zhengzhou Thriving Family. Zhengzhou Thriving Family is located south of Bairong Road and east of Nangang Road in Zhengzhou. This project covers a site area of 44,169 square meters and is expected to have a total GFA of 131,508 square meters, of which 113,752 square meters are for high-rise buildings, 1,135 square meters are for retail stores, 3,159 square meters are for basements and 13,462 square meters are for public rental housing. We acquired the site in September 2013, commenced construction of this project in April 2014, and began to deliver units in 2016. This project consists of 1,913 units. We started pre-sales in June 2014, and as of December 31, 2016, we had sold 1,693 units with a total GFA of 115,508 square meters.

Xingyang Splendid I. Xingyang Splendid I is located south of Zhengshang Road in Xingyang. This project covers a site area of 40,782 square meters and is expected to have a total GFA of 117,264 square meters, of which 90,250 square meters are for high-rise buildings and 27,014 square meters are for public rental housing. We acquired the site in November 2013, commenced construction of this project in April 2014,and began to deliver units in 2016. This project consists of 1,427 units. We started pre-sales in May 2014, and as of December 31, 2016, we had sold 842 units with a total GFA of 81,764 square meters.

Suzhou Lake Royal Palace. Suzhou Lake Royal Palace is located east of Yinshanhu Road and north of Xingguo Road in the Wuzhong economic development zone in Suzhou. This project covers a site area of 114,624 square meters and is expected to have a total GFA of 169,631 square meters, of which 117,517 square meters are for high-rise buildings, 50,713 square meters are for multi-layer buildings and 1,401 square meters are for retail stores. We acquired the site in September 2013, commenced construction of this project in April 2014,and began to deliver units in 2016. This project consists of 1,569 units. We started pre-sales in July 2014, and as of December 31, 2016 we had sold 1,438 units with a total GFA of 152,631 square meters.

Beijing Xindo Park. Beijing Xindo Park is located west of Xinyuan Road in the Daxing District of Beijing. This project covers a site area of 57,862 square meters and is expected to have a total GFA of 133,050 square meters, of which 73,864 square meters are for high-rise buildings, 28,450 square meters are for retail stores, 10,080 square meters are for office buildings, 8,269 square meters are for a postal facility, 10,600 square meters are for public rental housing and 1,787 square meters are for basements. The postal facility and public rental housing were sold to the government in 2015 pursuant to land grant contracts. We acquired the site in October 2012, commenced construction of this project in November 2013, and began to deliver units in 2015. This project consists of 1,446 units. We started pre-sales in February 2014, and as of December 31, 2016, we had sold 1,367 units with a total GFA of 122,350 square meters.

Shanghai Royal Palace. Shanghai Royal Palace is located in Zhaoxiang Town in the Qingpu District of Shanghai. This project covers a site area of 28,600 square meters and is expected to have a total GFA of 57,778 square meters, of which 45,680 square meters are for high-rise buildings and 12,098 square meters are for retail stores. We acquired the site in April 2014, commenced construction of this project in August 2014, and began to deliver units in 2016. This project 622 units. We started pre-sales in January 2015, and as of December 31, 2016, we have sold 535 units with a total GFA of 46,378 square meters.

New York Oosten. The land is located in South Williamsburg in Brooklyn, New York, U.S.A. This project covers a site area of 8,094 square meters and is expected to have a total GFA of 30,363 square meters for sub-high-rise buildings. We acquired the site in September 2012, commenced construction of this project in November 2013, and began to deliver units in 2016. This project consists of 216 units. Presales started in June 2014, and as of December 31, 2016, 106 units with a total GFA of 12,180 square meters had been sold.

Properties Held for Lease

Xinyuan Priority Lifestyle Shopping Center. In 2012, we began management of our first owned retail property, Xinyuan Priority Lifestyle Shopping Center, located in Zhengzhou city, Henan Province. As part of the Zhengzhou Modern City project, the shopping center has a construction GFA of 47,109 square meters. The shopping center formally opened in September 2013 and provides retail services, including fashion and jewelry, leisure and entertainment, food and beverage, supermarket, children's education and other ancillary services, appealing to mid-to-high income customers within a radius of three to five kilometers. We have set up a team specialized in commercial space planning and execution under the administration of Henan Xin Priority Commercial Management Co., Ltd, one of our subsidiaries that specializes in retail property management.

Xi’an Xinyuan Metropolitan Shopping Center. In 2016, we completed the Xi’an Xinyuan Metropolitan Shopping Center, located in Xi’an, Shaanxi Province. As part of the Xi’an Metropolitan project, the shopping center has a construction GFA of 115,374 square meters. The Xi’an Metropolitan Shopping Center formally opened in December 2016 and provides retail services including fashion, food and beverage, family activity, jewelry and clothing, film theater, and education, among other services, appealing to customers within a radius of three to five kilometers. The shopping center is managed by Xi’an Xinyuan Metropolitan Business Management Co. Ltd, one of our subsidiaries that specializes in retail property management.

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

LAND ACQUISITION PROCESS			Project planning and design	Project construction and Management	Pre-sale, sale and marketing	After-sale and delivery

Opportunity Identification	Initial Planning	Land Acquisition
-Strategic planning	-Feasibility study	-Financial projection	-Outsource architectural and engineering design	-Outsource construction	-Pre-sale	-Delivery
-Geographic and market analysis	-Preliminary design	-Internal approval	-Design management	-Construction supervision	-Marketing	-Registration assistance
-Auction opportunity research	-Costing and financial evaluation	-Bidding process	-Arrange financing	-Quality control	-Advertising	-Feedback collection
				-Completion inspection	-Customer financing	-Property management
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

Since the second half of 2012, we have developed a new model to acquire land through direct negotiation with local governments prior to land auctions in response to local governments’ need for funding undeveloped land preparation. Under the direct negotiation model, we enter into a framework cooperation agreement with the local government, pursuant to which we provide land planning advice to the local government with respect to a particular parcel of undeveloped land that the government plans to develop. Based on the government’s land development plan, the underlying land may be divided into several tranches to be developed on a tranche by tranche basis. Following the government's development plan, we will provide funding in the form of advance payments to the government for land preparation of a particular tranche of land approximately three to nine months before the land auction for that tranche. The advance payment usually ranges from 20% to 50% of the estimated opening auction price. The final disposition of the tranche occurs through public auction. Pursuant to the framework cooperation agreement, if we successfully acquire the land through the auction, the advance payment will become part of the land transfer payment. If we fail to acquire the land, we will be refunded the advance payment with an annual interest rate of approximately 10% to 15%. We believe that under the direct negotiation model, we are often in better position to identify and undertake initial planning with respect to targeted parcels as a result of direct involvement in and interaction with the government regarding the development stage of undeveloped lands. We entered into one framework cooperation agreement with a local government in 2014, which is related to prospective land parcel planning and preparation, pursuant to which we paid advances in the aggregate amount of US$209.2 million in 2014, US$83.4 million in 2015, and US$ 255.1 million in 2016, respectively. These advances have been transferred to land cost where our auction bids were successful, or will be so transferred assuming future auction bids for the relevant parcels are successful. In 2014, a total of US$131.5 million of the advance payments related to land parcels successfully acquired were transferred to land cost, including three parcels of land in Xingyang for the amount of US$27.1 million and two parcels of land in Xi’an for US$104.4 million. In 2015, a total of US$232.9 million of advance payments related to land parcels successfully acquired were transferred to land cost, including four parcels of land in Zhengzhou for the amount of US$180.7 million and two parcels of land in Tianjin for US$52.2 million. In 2016, a total of US$210.0 million of advance payments related to the remaining land parcels successfully acquired were transferred to land cost, which were six parcels of land in Zhengzhou for the amount of US$210.0 million. We did not enter into any framework agreements in 2015 or 2016.

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

As of December 31, 2016, we had a total GFA of 3,566,254 square meters for property projects under construction and a total GFA of 572,670 square meters for property projects under planning. We continually seek attractive opportunities to acquire development sites which meet our selection criteria.

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

If a purchaser defaults under the loan while our guarantee is in effect, and we repay all debt owed by the purchaser to the mortgagee bank, the mortgagee bank must assign its rights under the loan to us. We are entitled to full recourse to the property after the registration of the mortgage. In line with what we believe is industry practice, we do not conduct independent credit checks on our customers but rely on the credit checks conducted by the mortgagee banks. As of December 31, 2015 and 2016, we guaranteed mortgage loans in the aggregate outstanding amounts of US$ 1,513.7 million and US$1,672.9million, respectively.

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

To ensure quality property management, we provide property management services to purchasers until they have become statutorily entitled to elect their own property management companies. As of December 31, 2016, owners of all of our developments that had become statutorily entitled to elect their property management companies have continued to choose us to manage their properties.

Our property management services include security, landscaping, building management and management of public facilities and equipment, and additional services, such as cultural activities, housekeeping and repair. We are currently managing approximately 8,992,501 square meters, comprising more than 76,837 residential units.

Our U.S. Property Development Operations

We expanded into the U.S. market in 2012. Investment decisions with respect to the U.S. market are carried out through the investment committee of our board of directors. We currently seek investment opportunities mainly through off-market transactions, including newly constructed residential condominium and retail projects and conversion projects. We currently consider the following factors when selecting a project:

•	Geographic location. We intend to focus in areas that are economically active and diversified, and attractive to immigrants on the east and the west coasts.

•	Superior risk adjusted financial returns.

•	Debt & Equity financing opportunities.

We set up a specialized U.S. project team in 2012, comprised of U.S. local consultants and employees with substantial experience and understanding in various areas of the U.S. real estate market. As of December 31, 2016, we have a team of about 20 people in the U.S. Their major responsibilities include acquisition and financing, project development management, sales and marketing, asset management, retail leasing and accounting. We also work with outside consultants and agents familiar with the U.S. markets.

Our first property development project in the U.S. named New York Oosten is in Brooklyn, New York. We commenced construction of the development project in November 2013 and marketing and pre-sale of this property in 2014. For the year ended December 31, 2016, revenue was recognized in the amount of US$152 million for the sales of 106 units.

In January 2016, we also acquired a parcel of land in midtown Manhattan, New York, for US$57.5 million. The land allows for approximately 9,755 square meters gross buildable development. In August 2016, we acquired a parcel of land located in Flushing, Queens, New York for US$66.0 million. The land allows for a mixed-use development comprising approximately 34,615 square meters with approved plans.

Our Leased Properties and Real Estate Related Services

Ancillary to our property development operations, we also lease certain properties, including an elementary school, two basements, five clubhouses, seven parking facilities, eleven kindergartens and two shopping mall. The rental income of our lease operations represented approximately 0.5%, 0.6% and 0.4% respectively, of our revenues for the years ended December 31, 2014, 2015 and 2016.

We provide property management services through Xinyuan Property Service Co., Ltd. For the years ended December 31, 2014, 2015 and 2016, revenues from our real estate related services represented 2.4%, 2.0% and 2.0%of our total revenue for those periods, respectively.

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

Competition

The real estate industry in China is highly competitive. We compete primarily with local and regional property developers. Competitive factors include the geographical location of the projects, the types of products offered, brand recognition, price, design and quality. See “ITEM 3. KEY INFORMATION-D. Risk Factors-Risks Relating to the Residential Property Industry in China-We face intense competition from other real estate developers.” In the cities in which we operate, our major competitors include China Overseas Property Ltd., China Vanke Co., Ltd., Sunshine 100, China Resources Land Limited, Sunac China Holding Limited, Henan Zhengshang Real Estate Co., Ltd., Henan New Greatwall Real Estate Co., Ltd., Longfor Real Estate Co., Ltd, Greenland Group, Tianhong Land, South Asia Group, Rongqiao Group and KWG Property Holding Ltd.

In the U.S., we anticipate that our direct competition may come from developers of nearby projects or other local property developers in target markets. In addition, we may also face competition from other Chinese real estate developers expanding or establishing their business in the U.S. For example, China Vanke Co., Ltd., the largest real estate development company in China, has also entered the U.S. residential market.

Intellectual Property Rights

We rely on a combination of trademarks, service marks, domain name registrations, copyright protection and contractual restrictions to establish and protect our brand name and logos, marketing designs and internet domain names.

We have registered the trademark of "鑫苑" and the associated logo for real estate related services in the PRC. We have also applied for the same trademark for other goods and services directly or indirectly related to our business operations, to strengthen the protection of our trademark and brand. All these trademark applications are registered or pending examination and approval. We have also registered the Internet domain name “www.xyre.com” and other related domain names.

We also own trademarks for "鑫苑" in the form of Chinese characters and our company logo in the U.S.,UK,EU, New Zealand,Australia,Singapore and Korea.

In the PRC, the registration and protection of a company’s corporate name is regional and limited to its related industry. Although we have registered our corporate name “Xinyuan” in certain provinces where we operate, we cannot prevent others from registering the same corporate name in other provinces or in other industries. If another company is the first to register “Xinyuan” as its corporate name in a province other than Beijing, Tianjin, Henan Province, Shandong Province, Jiangsu Province, Anhui Province, Sichuan Province, Hunan Province, and Shaanxi Provinces or in another industry, we will have to adopt another corporate name if we plan to enter that market or industry.

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

Our projects are normally required to undergo an environmental impact assessment by government-appointed third parties, and a report of such assessment needs to be submitted to the relevant environmental authorities in order to obtain their approval before commencing construction. Upon completion of each project, the relevant environmental authorities inspect the site to ensure the applicable environmental standards have been complied with, and the resulting report is presented together with other specified documents to the relevant construction administration authorities for their approval and record. Approval of such report by the environmental authorities is required before we can deliver our completed work to our customers. In the past, we have not experienced any difficulties in obtaining those approvals for commencement of construction and delivery of completed projects. However, we cannot assure you that we will not experience any difficulties in the future. See “ITEM 4. INFORMATION ON THE COMPANY-B.Business Overview-Regulation-Regulations on Environmental Protection in Construction Projects.”

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

We operate our business in China under a legal regime consisting of the National People’s Congress, the PRC State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOHURD, the Ministry of Land and Resources of the People’s Republic of China (“MLR”), the MOFCOM, the NDRC, the SAIC, and the SAFE, and their respective authorized local counterparts.

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

Under the Interim Regulations of the PRC on Grant and Transfer of the Right to Use State-owned Land in Urban Areas, promulgated on and effective as of May 19, 1990 by the PRC State Council, enterprises, companies and other organizations which intend to hold, lease and develop the land (each, a “Land User”), pay a premium to the government as consideration for the grant of the land use rights on terms of use prescribed by the government, and a Land User may transfer, lease and mortgage or otherwise commercially exploit the land use rights within such terms of use. The land administration authority enters into a contract with the Land User for grant of the land use rights. The Land User pays the grant premium as stipulated in the grant contract. After paying the grant premium in full, the Land User registers with the land administration authority and obtains a land use rights certificate. The certificate evidences the acquisition of the land use rights.

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

On September 17, 2015, the MOF and the MLR jointly issued Notice on Further Strengthening the Administration of the Costs and Revenues Associated with Land Grant, which provides that in circumstances where premiums are not fully paid according to the terms under the land use rights grant contract, the MLR shall not issue the relevant land use right certificate for the land as a whole nor issue separate certificates for any portions of the land for which the premiums have been paid.

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

Pursuant to the Notice on Further Strengthening the Administration of the Costs and Revenues Associated with Land Grant, jointly issued by the MOF, the MLR, the PBOC, the Ministry of Supervision and the National Audit Office on November 18, 2009, all payments for land use rights paid for through installments must be made in full within one year in principle. In certain circumstances the payment term may be extended to two years upon the approval of the competent authorities, but the initial installment payment may not be less than 50% of the overall amount owed for the land use rights. The notice also provides that the local-level governments should strictly enforce relevant regulations to impose penalties on real estate developers that have delayed the payment of land premiums or construction for reasons other than force majeure or restrict such developers from acquiring new land during the period such payments are delayed.

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

On May 22, 2014, the MLR issued the Provisions on the Economical and Intensive Use of Land, which took effect on September 1, 2014. It provides that commercial land shall be granted via tender, auction and listing process to determine the user and the price. Compensation for all types of land supply shall not be lower than the minimum standard stipulated by the government. It is prohibited to reduce or relieve the land grant price in a disguised form by way of exchanging projects with land, returning fees after collecting them or granting subsidies or awards.

On November 24, 2014, the PRC State Council issued Interim Regulations on Real Estate Registration, which took effect on March 1, 2015. It stipulates the registration authorities and the procedures for registration of rights of real estate rights, including land use rights, which applies to first registration, change of registration, transfer of registration, cancellation of registration, correction of registration, dissidence registration, advance notice registration, close-down registration and other affairs concerning registration of real estate. Further, on January 1, 2016, MLR issued Implementing Rules of the Interim Regulations on Real Estate Registration, which details the rules of the registration procedures for registration of different kind of rights of real estate.

The Administrative Measures for the Preliminary Review of Land Use for Construction Projects, promulgated by the MLR on July 25, 2001, revised on October 29, 2004, amended on November 12, 2008 and November 29, 2016 and effective on January 1, 2017, simplify the content of preliminary review of land for construction, reduce the documents necessary for examination and approval, and improve the efficiency of examination and approval. Furthermore, under the Circular of the Ministry of Land and Resources on Improving and Optimizing the Preliminary Review and Examination of Land Use for Construction Projects, promulgated on November 30, 2016 and effective as of January 1, 2017, the procedure of preliminary review and examination and approval of land for construction is requested to be improved and optimized. Where a project does not involve any new land for construction, and is constructed by use of the approved land for construction within the scope of land for urban construction as determined by the overall planning on land utilization, the preliminary review may not be carried out for the land used for the project.

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

The Notice on Administration of Land and Resource Credit throughout the Province of Anhui Province, which took effect on January 1, 2017, provides that Anhui Administrative Department of Land and Resources at all levels shall check the land and resource credit of citizens, entities or other organizations when granting any administrative permission, determining the qualifications, bidding, purchasing and conducting other relevant administrative activities. Land grant contracts and other related contacts shall contain the provision concerning the penalty against misconducts.

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

Under the Regulations on Administration of Development and Operation of Urban Real Estate, or Development Regulations, promulgated by the PRC State Council on July 20, 1998 and amended on January 8, 2011, a real estate development enterprise must satisfy the following requirements:

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

Xinyuan (China) Real Estate, Ltd., Henan Xinyuan Real Estate Co., Ltd., Suzhou Xinyuan Real Estate Development Co., Ltd., Shandong Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate (Chengdu) Co., Ltd. and Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., Henan XinyuanWanzhuo Real Estate Co., Ltd., Henan Xinyuan Jiye Real Estate Co., Ltd., Zhengzhou Shengdao Real Estate Co., Ltd., Zhengzhou Jiasheng Real Estate Co., Ltd, Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd., Jinan Xinyuan Wanzhuo Real Estate Co., Ltd., Anhui Xinyuan Real Estate Co., Ltd., Chengdu XinyuanWanzhuo Real Estate Co., Ltd., Beijing XinyuanWanzhong Real Estate Co., Ltd., Kunshan Xinyuan Real Estate Co., Ltd., Jiangsu Jiajing Real Estate Co.,Ltd., Xuzhou Xinyuan Real Estate Co., Ltd. Xingyang Xinyuan Real Estate Co., Ltd., Sanya Beida Science and Technology Park Industrial Development Co., Ltd., Changsha XinyuanWanzhuo Real Estate Co., Ltd., Shanghai Junxin Real Estate Co., Ltd., Tianjin Xinyuan Real Estate Co., Ltd., Henan Xinyuan Guangsheng Real Estate Co., Ltd., Shandong XinyuanRenju Real Estate Co., Ltd., Henan Xinyuan Quansheng Real Estate Co., Ltd.,Zhengzhou Hengsheng Real Estate Co., Ltd., Henan Xinyuan Shunsheng Real Estate Co., Zhengzhou Xinnan Real Estate Co., Ltd., Hunan Erli Real Estate Co., Ltd.,and Beijing Ruihao Rongtong Real Estate Co., Ltd. are registered as real estate development enterprises.

Local Regulations on Establishment of a Real Estate Development Enterprise

Under the Regulations on Administration of Development of Urban Real Estate of Henan Province promulgated on May 31, 2002 by the Standing Committee of Henan People’s Congress and amended on January 14, 2005, and July 30, 2010, a real estate development enterprise must satisfy the following requirements:

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

Under the Measures on Administration of Development and Operation of Urban Real Estate of Anhui Province, promulgated on November 10, 2000 by Anhui Provincial People’s Government, and amended on March 12, 2002 and August 10, 2004, a real estate development enterprise established in a city with districts must have a registered capital of no less than RMB5 million.

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

Under Announcement of the National Development and Reform Commission and the Ministry of Commerce on Seeking Public Comments for the Catalogue for the Guidance of Foreign Investment Industries, or the Draft Catalogue 2016, the construction and operation of golf courses and villas have been removed from the category under which foreign investment is restricted. However, the Draft Catalogue 2016 is still being in the process of discussion and has not been officially enforceable.

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

•	The ratio of registered capital and total investment of each of Xinyuan (China) Real Estate, Ltd. ,Zhengzhou Yasheng Construction Material Co., Ltd., Zhengzhou Jiasheng Real Estate, Ltd and Zhengzhou Yusheng Landscape Design Co., Ltd. meet such requirement.

•	Upon payment of the land use rights grant premium, the FIREE can apply to the land administration authority for a land use rights certificate. Upon obtaining the land use rights certificate, an FIREE may then obtain a recertification of its existing Foreign-Invested Enterprises Approval Certificate, or FIEAC, and the Business License, with the same validity period as that of such land use rights certificate; following which, the FIREE may apply to the tax administration for tax registration purposes.

•	When a foreign investor merges with a domestic real estate enterprise, or acquires a FIREE’s equity or project, the investor is required to submit a guarantee which ensures the compliance with the provisions of the land use rights grant contract, construction site planning permit and construction work planning permit, and the land use rights certificate, and the modification certification issued by the construction authorities, and the tax payments certification issued by the relevant tax authorities.

•	Foreign investors which merge with domestic real estate development enterprises by share transfers or other methods, or which acquire the equity of a PRC party in joint venture enterprises, must allocate their employees appropriately, deal with bank debts and settle the lump sum payment of the transfer price through self-owned funds. However, a foreign investor with an unfavorable record may not be allowed to conduct any of the aforesaid activities.

•	FIREEs which have not paid up their registered capital fully, or have failed to obtain a land use rights certificate, or which have under 35% of the total capital required for the project, will not be allowed to obtain a loan in or outside China, and foreign exchange administration departments will not approve any settlement of foreign loans by such enterprises.

•	Any Chinese or foreign investors in an FIREE may not guarantee fixed profit returns or provide other arrangements to the same effect for any party in any form.

Circular No. 50

On May 23, 2007, the MOFCOM and the SAFE issued the Notice on Further Strengthening and Standardizing the Approval and Administration of Foreign Direct Investments in Real Estate Enterprise, or Circular No. 50, and amended on October 28, 2015. Some of the key developments in this area are as follows:

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

Circular No 20

On May 4, 2015, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Repealing and Revising the Regulatory Documents concerning the Reform for Registered Capital Registration System, or the SAFE Circular 20, which allows foreign-invested real estate enterprises, approved by the local office of the MOFCOM and registered with the MOFCOM before June 1, 2007, whose registered capital is not paid up in full to process foreign debts.

The Circular of the State Administration of Foreign Exchange on Further Promoting Trade and Investment Facilitation and Improving Authenticity Review was promulgated by the SAFE on April 26, 2016, and provides that foreign debt borrowed by non-financial enterprises in China can be settled for use by referring to the foreign-invested enterprises’ foreign debt rules.

Circular No. 122

On August 19, 2015, six PRC regulatory agencies, including the MOHURD and the SAFE, promulgated the Notice on Adjusting Policies on Entry and Administration of Foreign Investment in the Real Estate Market, or Circular 122, among other things, according to which, the requirement of fully payment of its capital contributions of FIREE, no longer exists when the FIREE applies to domestic loans, overseas loans, and settlement of foreign exchange loans, and the FIREE may directly apply to bank the registration of foreign exchange regarding foreign direct investment in accordance with the relevant rules on foreign exchange administration. Similarly, Circular 122 does not de-regulate the Chinese real estate market. The previous material requirements for granting approval under Circular No. 171 and Circular No. 50 still apply.

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

Shandong Xinyuan Real Estate Co., Ltd. is classified as a class I developer. Each of Xinyuan (China) Real Estate, Ltd., Henan Xinyuan Real Estate Co., Ltd., Jiangsu Jiajing Real Estate Co., Ltd., and Suzhou Xinyuan Real Estate Development Co., Ltd.isclassified as a class II developer. Each of Xinyuan Real Estate (Chengdu) Co., Ltd. and Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. is classified as a class III developer. Each of Henan Xinyuan Wanzhuo Real Estate Co., Ltd., Henan Xinyuan Jiye Real Estate Co., Ltd., Zhengzhou Shengdao Real Estate Co., Ltd., Zhengzhou Jiasheng Real Estate Co., Ltd, Chengdu Xinyuan Wanzhuo Real Estate Co., Ltd., Beijing XinyuanWanzhong Real Estate Co., Ltd., Kunshan Xinyuan Real Estate Co., Ltd., Xuzhou Xinyuan Real Estate Co., Ltd.,Xingyang Xinyuan Real Estate Co., Ltd., Sanya Beida Science and Technology Park Industrial Development Co., Ltd., Changsha Xinyuan Wanzhuo Real Estate Co., Ltd., Shanghai Junxin Real Estate Co., Ltd., Tianjin Xinyuan Real Estate Co., Ltd., Henan Xinyuan Guangsheng Real Estate Co., Ltd., Shandong Xinyuan Renju Real Estate Co., Ltd., Henan Xinyuan Quansheng Real Estate Co., Ltd.,Henan Xinyuan Shunsheng Real Estate Co., Ltd., Zhengzhou Xinnan Real Estate Co., Ltd. and Hunan Erli Real Estate Co., Ltd. holds a valid temporary qualification.

Regulations on Development of a Real Estate Project

Commencement of a Real Estate Project and the Idle Land

According to the Circular on the Implementation of the Catalog for Restricted Land Use Projects (2012 Edition) and the Catalogue for Prohibited Land Use Projects (2012 Edition) promulgated by the MLR and the NDRC in May 23, 2012, the area of a plot of land to be granted for residential use may not exceed (i) 7 hectares for small cities and towns, (ii) 14 hectares for medium-sized cities or (iii) 20 hectares for large cities. The plot area ratio for residential land should not be lower than 1.0. However, no land may be granted for “villa” real estate projects.

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

According to the Development Regulations, the Regulations on the Administration of Quality of Construction Works promulgated and implemented by the PRC State Council on January 30, 2000, and the Measures on the Administration of Reporting Details regarding Acceptance Examination Upon Completion of Construction Work and Municipal Infrastructure promulgated and implemented on April 4, 2000 by the MOHURD and amended on October 19, 2009, a real estate project must comply with the relevant laws and regulations, requirements on construction quality, safety standards and technical guidance on survey, design and construction work, as well as provisions of the relevant construction contract. After the completion of works for a project, the developer must apply for an acceptance examination to the construction authority and must also report details of the acceptance examination to the construction authority. A real estate development project may only be delivered after passing the inspection and acceptance examinations. For a housing estate or building complex, an acceptance examination shall be conducted upon completion of the entire project. In the case of a cluster of real estate development projects, such as a residential area developed in phases, separate acceptance examinations may be carried out for each completed phase.

Regulations on Sale of Commodity Properties

Under the Measures for Administration of Sale of Commodity Properties promulgated by the MOHURD on April 4, 2001 and effective June 1, 2001, the sale of commodity properties can include both pre-completion and post-completion sales.

Pre-completion Sales

In accordance with the Measures for the Administration of Pre-completion Sale of Urban Commodity Properties, or Pre-completion Sale Measures, promulgated in November 15,1994 by the MOHURD and amended on July 20, 2004, a developer intending to sell a commodity building before its construction work’s completion must attend to the necessary pre-completion sale registration with the real estate administration authority of the relevant city or county to obtain a Permit for Pre-completion Sale of Commodity Properties.

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

The Regulations on Administration of Transaction of Urban Real Estate of Jiangsu Province promulgated on February 7, 2002 and amended on August 20, 2004 also provide that commodity properties may only be sold before completion in accordance with the requirements under the Pre-completion Sale Measures.

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

Pursuant to the Regulations on Supervision of Proceeds from the Pre-sales of Commodity Properties in Zhengzhou, promulgated by the Zhengzhou People’s Government on November 19, 2009 and effective as of December 20, 2009, the proceeds from the pre-sales of properties must be used for the construction of the same, which includes the purchase of construction materials and equipment, remittance of fees for construction and taxes payable.

Under the Regulations on Supervision and Management of Proceeds from Pre-sales of Commodity Properties of Jinan City, promulgated by the Jinan Committee of Construction on March 1, 2016, the proceeds from pre-sales of properties must be saved in the specified account opened by a supervisory commercial bank and used in the construction of the commodity properties projects.

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

Mortgages of Real Estate

Under the Urban Real Estate Law, the Property Law, and the Measures on the Administration of Mortgage of Buildings in Urban Areas promulgated by the MOHURD in May 9, 1997 and amended on August 15, 2001, when a mortgage is created on the ownership of a building on state-owned land legally obtained, a mortgage will be simultaneously created on the land use rights of the land on which the building is erected. Land use rights occupied by the properties will also be mortgaged at the same time. The mortgager and the mortgagee sign a mortgage contract in writing. Within 30 days after a real estate mortgage contract has been signed, the parties to the mortgage must register the mortgage with the real estate administration authority in the city where the real estate is situated. A real estate mortgage contract will become effective on the date of registration of the mortgage. If a mortgage is created on the property placed on pre-sale or which is still undergoing construction, the registration authority will, when registering the mortgage, record such details on the mortgage contract. If the construction of the property is completed during the term of a mortgage, the parties involved will have to re-register the mortgage after the issuance of the relevant certificates evidencing the rights and ownership to the real estate.

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

On May 17, 2016, the PRC State Council promulgated the Opinions on Accelerating to Cultivate and Develop the Housing Leasing Market, according to which real estate developers are encouraged to engage in housing leasing business. Among others, the government intends to (i) support real estate developers to expand their business scopes, develop housing leasing business by taking advantage of their completed real properties; (ii) encourage real estate developers to rent the commercial housing in stock and (iii) guide real estate developers to cooperate with the housing leasing enterprises for developing housing leasing business.

Regulations on Real Estate Financing

The Opinions of the MOHURD and Other Departments on Adjusting the Housing Supply Structure and Stabilizing the Property Prices, issued on May 24, 2006 by the General Office of the PRC State Council, provides that, to tighten the control of advancing loan facilities, commercial banks are not allowed to advance their loan facilities to developers who do not have the required 35% or more of the total capital for the construction projects. The commercial banks should be prudent in granting loan facilities and/or revolving credit facilities in any form to the developers who have a large number of idle land parcels and unsold commodity properties. Banks may not accept mortgages of commodity properties remaining unsold for more than three years. In terms of minimum down payment, these Opinions provide that:

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

The Circular of the State Council on Firmly Curbing Precipitous Rise of Some Urban Housing Prices promulgated on April 17, 2010 by the PRC State Council, provides for the implementation of a stricter differentiated housing loan policy, including:

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

The Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting the Business Tax Policy on Individual House Transfer, promulgated by the Ministry of Finance and the SAT on January 27, 2011, provides that:

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

However, On March 30, 2015, the Ministry of Finance and the SAT jointly issued the Notice on Adjustment of Business Tax Policies on Individual Transfer of House, or Circular 39, which became effective on March 31, 2015. According to Circular No. 39, individual property owners are exempt from paying business tax on the sale of an ordinary housing if he has owned and held it for at least two years.

The Circular on Issues Relevant to Improving the Regulation and Control of the Real Property Market promulgated by the General Office of the PRC State Council on January 26, 2011, provides that all local governments and the ministries and commissions under the PRC State Council must comply with the following requirements:

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

On February 20, 2013, the PRC State Council, in an executive meeting, stated that it is still a national policy to take action to curb investment and speculation in the housing market. The PRC State Council required the local governments continue to stabilize the housing price and restrict the speculation in the housing market. The meeting also determined that the trial regions for real property tax will be enlarged.

On February 26, 2013, the General Office of the PRC State Council announced the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market, which among others, provides the following requirements:

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

On August 27, 2015, the MOHURD, the MOF and the PBOC jointly issued the Circular on Adjusting the Minimum Down Payment for the Purchase of Houses by Individuals on the Housing Provident Fund Loans. The circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 20% for their purchase of a second house if all loans are settled on their first home.

On September 24, 2015, the PBOC and the CRBC jointly issued the Circular on Issues Concerning Further Improving Differentiated Housing Loan Policies, which provided that in the cities without restrictive measures for house purchase, the minimum down payment ratio shall be 25% or higher for the first home buyers who use the commercial individual housing loans.

On February 1, 2016, the PBOC and the CRBC jointly issued Circular of the People's Bank of China and the China Banking Regulatory Commission on Issues Concerning Adjusting the Individual Housing Loan Policies. It provides that in the cities without restrictive measures for house purchase, the minimum down payment ratio, in principal, shall be 25% for the first home buyers who use the commercial individual housing loans common, and the said percentage may be lowered by 5% in different regions; with respect to second home buyers with unsettled house purchase loans who purchase for improving living conditions and use commercial individual housing loans , the minimum down payment ratio shall be at least 30%.

On February 17, 2016, the MOF, the SAT and the MOHURD jointly issued Circular on Adjusting Deed Tax and Business Tax Policies for Real Estate Transactions. Regarding deed tax, it provides that for first home buyers purchasing the only residence for their families (family members include the buyer, the buyer's spouse and under-age children, as applicable hereinafter) with an area of 90 square meters or less, the deed tax is reduced to 1%; for a residence with an area of more than 90 square meters, the deed tax is reduced to 1.5%. For second home buyers purchasing a second residence with an area of 90 square meters or less, the deed tax is reduced to 1%; for residences with an area of more than 90 square meters, the deed tax is reduced to 2%. Regarding business tax, it provides that for any individual who sells his/her ordinary housing that is purchased and owned less than two years ago, full business tax is levied; for an individual who sells his/her ordinary housing purchased and owned not less than two years ago, the business tax is exempted. However, the circular specifies that the polices regarding deed tax and business tax policies shall not apply to Beijing, Shanghai, Guangzhou and Shenzhen, where the business tax for transfer of residences by individuals as stipulated in the Circular of the Ministry of Finance, and the State Administration of Taxation on Adjusting Business Tax Policies for Transfer of Residences by Individuals still apply.

Regulations on Housing Prices and Real Estate Tax

On January 7, 2010, the general office of the PRC State Council issued a circular to all ministries and provincial-level local governments to control the rapid increase in housing prices and cool down the real estate market in China. The circular reiterated that the purchasers of a second residential property for their households must make down payments of not less than 40% of the purchase price and the real estate developers must commence the sale within the mandated period as set forth in the pre-sale approvals and at the publicly announced prices. Further, in order to implement the requirements set out in the PRC State Council’s circular, the MLR, issued a notice on March 8, 2010 in relation to increasing the supply of, and strengthening the supervision over, land for real estate development purposes. The MLR’s notice stipulated that the floor price of a parcel of land must not be lower than 70% of the benchmark land price set for the area in which the parcel is located, and that real estate developers participating in land auctions must pay a deposit equivalent to 20% of the land parcel’s floor price.

On March 16, 2011, the NDRC, issued the Provisions on Selling Real Estate at Expressly Marked Prices, which was implemented on May 1, 2011 to regulate price manipulation and arbitrary price increases by, among other things, requiring developers to re-register with the appropriate government department before increasing real estate prices. PRC government agencies have also promulgated several other regulations in a continuous bid to promote the construction of public housing, especially rental housing projects. The urban public rental housing policy is targeted at low to middle income families, new employees without housing and migrants with stable employment in urban areas. Several policies, such as increasing financial aid from central finance agencies and local governments, improving project planning and establishing a sound regulatory mechanism, have been implemented to ensure the successful promotion of affordable housing projects.

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

On April 17, 2014, the General office of the PRC State Council issued a notice that, among other things, specifically emphasizes the importance of adopting real estate tax. On November 24, 2014, the Provisional Regulations on Registration of Real Estate was promulgated by PRC State Council and became effective on March 1, 2015. It provides that PRC has established a nationwide property registration system to provide a uniform platform through which ownership information of every registered property can be shared in real-time among different regions in China. If the PRC government promulgates regulations of real estate tax in the future, it may adversely affect the real estate market in China.

The MOF and the SAT jointly promulgated the Circular on Issues concerning the Taxation Basis for Deed Tax, House Property Tax, Land Value-added Tax and Individual Income Tax after the Pilot Collection of Value-Added Tax in Lieu of Business Tax on April 25, 2016 which deducts VAT from the taxation basis of Deed Tax, House Property Tax, Land Value-added Tax and Individual Income Tax.

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

Regulations on Environmental Protection in Construction Projects

Under the Regulations on the Administration of Environmental Protection in Construction Project promulgated by the PRC State Council on November 29, 1998 and effective as of the same date, each construction project is subject to an environmental impact assessment by the relevant authorities.

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

The Environmental Impact Assessment Law, promulgated by the National People’s Congress on October 28, 2002 and amended on July 2, 2016, provides that if the environmental impact assessment documents of a construction project have not been examined by the relevant environmental protection administrations or are not approved after examination, the construction work unit may not commence work.

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

Regulations on Property Management

The Property Management Rules, issued by the PRC State Council on June 8, 2003 and amend on August 26, 2007 and February 6, 2016, provide that property owners have the right to appoint and dismiss property service enterprises (formerly known as property management enterprises). The rules also establish a regulatory system for property service enterprises, which encompasses the following regulations:

•	the Measures for the Administration of Qualifications of Property Service Enterprises (formerly known as the Measures for the Administration of Qualifications of Property Management Enterprises) amended by the MOHURD and effective as of May 4, 2015, provide that property service enterprises must apply to the local branch of the MOHURD and undertake a qualification examination to obtain a Property Service Qualification Certificate. A property service enterprise must pass the Property Service Qualification (formerly known as the Property Management Qualification), or PSQ examination, in order to engage in property management. Property service enterprises are classified as class I, II or III. Different classes of service enterprises have different establishment requirements and may manage different types of premises.

•	the Measures on the Administration of Bid Solicitation and Bidding concerning Preliminary Property Management, promulgated on June 26, 2003 by the MOHURD, provide that prior to the selection of the Property Owners’ Committee, or the POC, the developer will select a property management enterprise to provide property management services.

•	the NDRC and the MOHURD jointly promulgated the Measures on the Administration of Property Management Service Fees on November 13, 2003, which provide that property management fees will be determined by mutual consent between the POC and the property management enterprise, and set forth in writing in the property management service contract.

Xinyuan Science and Technology Service Co., Ltd. is a class I property management company.

Regulations on Urban Landscaping Services

The Regulations regarding Urban Landscape promulgated on June 22, 1992, and amended on January 8, 2011 by the PRC State Council and the Measures on the Administration of Qualifications of Urban Landscaping Enterprises promulgated on July 4, 1995, as amended on October 9, 2009, provide the following:

•	any enterprise that wishes to provide landscaping services must apply to the MOHURD’s local branch for an urban landscaping qualification, or ULQ certificate; and

•	if a landscaping enterprise wishes to provide landscaping service outside the province where it is registered, it must establish branches in such locales and submit its original ULQ certificate for filing with the MOHURD’s respective local branch.

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

Xinyuan is a holding company established in the Cayman Islands that operates its business and operations through its subsidiaries. For its operations in each of the PRC and the U.S., the group has a local holding company which owns the operating entities. The group establishes a separate entity for each development project. In addition, the group has various subsidiaries which have been created for use in various future ventures. Please refer to Exhibit 8.1 to this Annual Report on Form 20-F for a listing of the Company's subsidiaries, including country of incorporation. Please refer to Note 1 of our audited consolidated financial statements for the ownership percentages of these subsidiaries.

D.	Property, plant and equipment

Our headquarters are located in Beijing, China, where we lease approximately 3,791 square meters of office space. We also lease a total of approximately 9,066 square meters of office space in other cities where our subsidiaries are located, which includes approximately 518 square meters in Beijing, 1,383 square meters in Jinan, Shandong Province, 1,243 square meters in Suzhou, Jiangsu Province, 1,136 square meters in Kunshan, Jiangsu Province, 493 square meters in Xuzhou, Jiangsu Province, 1,814 square meters in Zhengzhou, Henan Province, 1,336 square meters in Xi’an, Shaanxi Province, 776 square meters in Changsha, Hunan Province, and 367 square meters in New York.

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

Overview

Since our inception in 1997, we have completed 41 projects with total GFA of 5,756,611 square meters. As of December 31, 2016, we had 24 projects in 11 cities in China and the United States with estimated total GFA of 4,138,924 square meters under construction and planning, of which 17 projects with estimated total GFA of 3,566,254 square meters were under construction. As of December 31, 2015, we had sold all of the certain land parcels in Reno, Nevada and condominium units in Irvine, California. In December 31, 2014, we also completed our acquisition of a Malaysian company, which owns offshore landfill reclamation rights for a total area of 170 acres (approximately 687,966 square meters). In January 2016, we acquired a parcel of land in midtown Manhattan with gross floor area of approximately 9,755 square meters. In August 2016, we acquired another parcel of land in Flushing, Queens, New York with gross floor area of approximately 34,615 square meters.

Our total revenue, derived primarily from sales of residential real estate, was US$919.7 million in 2014, US$1,164.3 million in 2015, and US$1,561.6 million in 2016. Our net income was US$48.5 million, US$66.5 million and US$79.5 million, respectively, for the same periods. We acquire land in China primarily through auctions of government land, direct negotiation and acquisition of landowning entities. These acquisition methods allow us to obtain unoccupied land with unencumbered land use rights, which in turn enables us to save the time and expenses associated with protracted legal processes to obtain title, demolition and re-settlement and to commence construction quickly.

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

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the cities where we operate. As of December 31, 2016, 97.1% of the units in our completed projects have been sold. We have periodically experienced some volatilities in demand due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices, such as the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market announced by the General Office of the PRC State Council in February 2013 which, among others, requires an individual income tax at a rate of 20% on gains generated from the sale of a self-owned property (See "ITEM 4 INFORMATION ON THE COMPANY - B. Business Overview - Regulation - China - Regulations on Real Estate Financing"). However, we expect continuing economic growth in China, rising disposable income levels and population growth in our target cities to support demand for residential properties over the next several years. If we continue to expand our business operations in the U.S., trends and development in the U.S. economy, including developments in the U.S. housing markets, will become increasing important to our business and results of operations.

PRC government policies and regulations

Our business and results of operations are significantly affected by PRC government policies and regulations, particularly those that relate to land sales and development, project and consumer financing, property sales and transfers, property taxation and residential property prices.

In connection with the rapid rise in housing prices as the PRC real estate market recovered from the impact of financial crisis, the general office of PRC State Council issued a circular on January 7, 2010, which aimed to control the rapid increase in housing prices and cool down the real estate market. Among other matters, the circular reiterated that purchasers of a second residential property for their households must make down payments of no less than 40% of the purchase price, and that real estate developers who have received approval to sell property must commence sales within the mandated period at the price they have publicly announced. The circular also requested local governments to increase the effective supply of low income housing and ordinary commodity housing and instructed the PBOC and the CBRC to tighten the supervision of bank lending to the real estate sector.

The General Office of the PRC State Council promulgated the Circular on Issues Relevant to Improving the Regulation and control of the Real Property Market on January 26, 2011, which provided, among other things, that for a household purchasing a second residential household property utilizing mortgage financing, the down payment must be at least 60% of the purchase price, and the interest rate for the mortgage on the second residential household property must be at least 1.1 times the benchmark interest rate; in municipalities, the capital city of each province, and other cities where housing prices are too high, a local resident household having one residential household property, or a non-local resident household which is able to provide required certificates as to payment of income tax and social insurance contributions for a certain number of years, may only purchase one additional residential property; for a local resident household already having two or more residential property, or a non-local resident household that already has one or more residential properties or is unable to provide the requisite certificates, the purchase of any residential property in the local area is not permitted. Localities that have already promulgated their own policies on limiting the purchase of residential properties must bring those policies in line with the abovementioned principle as soon as possible. Municipalities, capital cities of each province, and other cities where housing prices are too high must promulgate policies to limit the purchase of residential properties.

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

On February 26, 2013, the General Office of the PRC State Council announced the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market , which, among others, provided the following requirements: (i) limitations on the purchase of commodity properties must be strictly implemented, and the scope of such limitations must cover all newly constructed commodity properties and second-hand properties located within the entire administrative area of the city in question; (ii) for those cities with excessive growth in housing prices, the local counterparts of the PBOC may further increase down payment ratios and interest rates for loans to purchase second properties in accordance with the price control policies and targets of the corresponding local governments; and (iii) the gains generated from the sale of a self-owned property shall be subject to individual income tax at a rate of 20%, if the original value of such property can be verified through historical information such as tax filings and property registration.

On October 9, 2014, the MOHURD, the MOF, and the PBOC jointly issued the Notice of MOHURD, MOF and PBOC on Developing the Business of Individual Housing Loan through Housing Fund, which specifies that employees who make their payments of housing fund for consecutive 6 months will apply for individual housing loan through housing fund, and local authorities may raise the amount that one can apply for under certain conditions.

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

Moreover, a substantial portion of our customers depend on mortgage financing to purchase our properties. Although government policies have generally fostered the growth of private home ownership, regulations have been adopted in recent years to tighten and then loosen mortgage lending rules. For example, the minimum down payment required for residential properties of 90 square meters or more was increased from 20% to 30% of the purchase price in 2006. In September 2007, the minimum down payment for any second or subsequent purchases of residential property was increased to 40% of the purchase price where the purchaser had obtained a bank loan to finance the purchase of his or her first property. Moreover, the interest rate for bank loans of such purchase may not be less than 110% of the PBOC, benchmark rate of the same term and category. Effective as of December 20, 2008, however, residents who have already purchased, with mortgages, an “ordinary property for self-use” that is smaller than the average size for their locality are entitled to the preferential loan interest rate and down payment ratio available to first-time purchasers of residential property when they purchase a second property to improve their living conditions. Since January 26, 2011, for a household purchasing a second residential household property with mortgage financing, the down payment must be at least 60% of the purchase price and the interest rate for the mortgage on such property must be at least 1.1 times the benchmark interest rate. On September 29, 2014, the PBOC and CBRC issued the Circular of PBOC and CBRC on Further Improving Financial Services for Housing, among other incentive policies, which specifies that the minimum down payment percentage is 30% for purchasers of a first residential property for their households, and the minimum loan interest rate is 70% of the benchmark rate, to be determined by banking financial institutions in light of risk conditions. For purchasers of a second residential property for their households who have paid up the loan that financed the acquisition their first house who apply again to for a loan to finance the purchase of an ordinary commodity house for the purpose of improving their living conditions, the loan policies for the first house shall apply. In light of the weakening in the property market in China, however, the PBOC, the MOHURD and the CBRC jointly issued the Circular on Issues concerning Individual Residential Mortgage Policies on March 30, 2015, which came into effect on March 31, 2015, as a measure to shore up the market. The circular reduces the minimum down payment ratios from 30% to 20% for first home buyers who use the housing provident fund for their purchase and from 60% to 40% for second home buyers with outstanding mortgages who apply for another mortgage. In addition, the circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 30% for their purchase of a second house if all loans are settled on their first home.

On August 27, 2015, the MOHURD, the MOF and the PBOC jointly issued the Circular on Adjusting the Minimum Down Payment for the Purchase of Houses by Individuals on the Housing Provident Fund Loans. The circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 20% for their purchase of a second house if all loans are settled on their first home.

On September 24, 2015, PBOC and CRBC jointly issued the Circular on Issues Concerning Further Improving Differentiated Housing Loan Policies, which provided that in the cities without restrictive measures for house purchase, the minimum down payment ratio shall be 25% or higher for the first home buyers who use the commercial individual housing loans.

On February 1, 2016, the PBOC and the CRBC jointly issued Circular of the People's Bank of China and the China Banking Regulatory Commission on Issues Concerning Adjusting the Individual Housing Loan Policies. It provides that in the cities without restrictive measures for house purchase, the minimum down payment ratio, in principal, shall be 25% for the first home buyers who use the commercial individual housing loans common, and the said percentage may be lowered by 5% in different regions; with respect to second home buyers with unsettled house purchase loans who purchase for improving living conditions and use commercial individual housing loans , the minimum down payment ratio shall be at least 30%.

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

On February 17, 2016, the MOF, the SAT and the MOHURD jointly issued Circular on Adjusting Deed Tax and Business Tax Policies for Real Estate Transactions. Regarding the deed tax, the Circular provides that for first home buyers purchasing the only residence for their families (family members include the buyer, the buyer's spouse and under-age children, as applicable hereinafter) with an area of 90 square meters or less, the deed tax is reduced to 1%; for a residence with an area of more than 90 square meters, the deed tax is reduced to 1.5%. For second home buyers purchasing a second residence with an area of 90 square meters or less, the deed tax is reduced to 1%; for residences with an area of more than 90 square meters, the deed tax is reduced to 2%. Regarding the business tax, the Circular provides that for any individual who sells his/her ordinary housing that is purchased and owned less than two years, full business tax is levied; for an individual who sells his/her ordinary housing purchased and owned not less than two years, the business tax is exempted. However, the Circular specifies that the polices regarding deed tax and business tax policies do not apply to Beijing, Shanghai, Guangzhou and Shenzhen, where the business tax for transfer of residences by individuals as stipulated in the Circular of the Ministry of Finance, and the State Administration of Taxation on Adjusting Business Tax Policies for Transfer of Residences by Individuals still apply.

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

In 2007, we issued US$75 million principal amount of floating rate notes, which bore interest at a variable rate based on LIBOR plus 6.8% per annum, and US$25 million principal amount of convertible notes, which bore interest at 2% per annum. These notes were paid in full in April 2010, at which time we issued US$40 million principal amount of a 3-year term guaranteed senior secured note (the “Guaranteed Senior Secured Note”) which bore interest at 15.6% per annum. The Guaranteed Senior Secured Note was paid in full prior to its maturity on April 15, 2013. In May 2013, we issued US$200 million aggregate principal amount of our 13.25% Senior Secured Notes (the “May 2018 Senior Secured Notes”) which bear interest at a rate of 13.25%, which was subsequently redeemed early in October 2016 for an aggregate payment of US$206,237,340 with loss on extinguishment of debt of US$12,123,750 (see "Loss on extinguishment of debt" below). We issued and sold the 5% Convertible Note in the aggregate principal amount of US$75,761,009, which was subsequently redeemed early in November 2014 on negotiated terms for an aggregate payment of US$86,272,849 with loss on extinguishment of debt of US$9,848,931. We also issued US$200 million aggregate principal amount of our June 2019 Senior Secured Notes which bear interest at 13% per annum. In 2016, we issued US$300 million aggregate principal amount of our August 2019 Secured Notes which bear interest at 8.125% per annum. In 2017, we issued US$300 million aggregate principal amount of our February 2021 Senior Secured Notes which bear interest at 7.75% per annum.

Since 2013, we obtained borrowings from trust companies, with interest rates up to 12.50%. In 2014 and 2015, we also obtained borrowings from non-controlling shareholders of certain of our subsidiaries with interest rates up to 12% and 11%, respectively. On December 28, 2015, Xinyuan (China) Real Estate, Ltd. issued the first tranche of the onshore corporate bonds with an aggregate principal amount of US$154 million due on December 28, 2020 (the "First Tranche Bonds") at a coupon rate of 7.5% per annum payable annually. On January 27, 2016, Xinyuan (China) Real Estate, Ltd. issued the second tranche of the onshore corporate bonds with an aggregate principal amount of US$107 million due on January 27, 2021 (the “Second Tranche Bonds”) at a coupon rate of 7.47% per annum payable annually. On March 14, 2016, Xinyuan (China) Real Estate, Ltd. issued the third tranche of the onshore corporate bonds with an aggregate principal amount of US$77 million due on March 14, 2021 (the “Third Tranche Bonds”) at a coupon rate of 7.09% per annum payable annually. Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan (China) Real Estate, Ltd may adjust the applicable coupon rate and the holders have the right within a specified time period to require the company to repurchase the bonds following the company's announcement of whether it intends to increase the interest rate. On August 15, 2016, Xinyuan (China) Real Estate, Ltd. issued a new tranche of onshore corporate bonds with an aggregate principal amount of RMB1.5 billion (US$216 million) due on August 15, 2019 (the “New Tranche”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on August 15 of each year, commencing August 15, 2017. Upon the first anniversary of the issuance of the New Tranche, Xinyuan (China) Real Estate Ltd may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. We expect our interest costs to fluctuate in future periods as a result of changes in interest rates and the amount of our outstanding borrowings.

Acquisition of land use rights or title to properties in target markets

Our business model depends to a large extent on our ability to acquire land use rights for development sites and proceed quickly with construction to shorten our development cycle. As a consequence, we are frequently surveying the market for attractive development opportunities in our target cities. Under current regulations and market practice, land use rights for residential development purposes in China may be acquired from local governments through a competitive auction or other bidding process, in which the minimum reserve price is determined based on the appraised value. Land use rights may also be acquired in the secondary markets. We also utilize a negotiated land acquisition model, which involves deposits on certain lands that we are most interested in acquiring, which we believe will improve our chances of successfully acquiring desired land. For a description of this model, see " ITEM 4. INFORMATION ON THE COMPANY - B. Business Overview - Our Property Development Operations in China - Opportunity Identification." Land use rights prices vary significantly from city to city.

Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites increases, the auction mechanism tends to lead to higher prices. In 2014, 2015 and 2016, land use rights costs, including auction price and taxes, constituted 39.2%, 40.2% and 35.6%, respectively, of our costs of revenue. During 2016, we incurred an aggregate of US$414.6 million for land acquisitions in China, including deposits for potential acquisitions under the negotiated land acquisition model. In January 2016, we acquired a parcel of land in midtown Manhattan, New York with gross floor area of approximately 9,755 square meters. In August 2016, we acquired another parcel of land in Flushing, Queens, New York with gross floor area of approximately 34,615 square meters.

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

Our execution capability to support business expansion

Since 2006, we have been expanding our residential property development operations from Zhengzhou in Henan Province into other high growth cities, including Beijing, Shanghai, Tianjin, Xingyang in Henan Province, Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Sanya in Hainan Province, Changsha in Hunan Province, Xi’an in Shaanxi Province, and Suzhou, Kunshan and Xuzhou in Jiangsu Province. We plan to expand into additional high growth cities as suitable opportunities arise. The development of real estate projects across additional high growth cities will impose significant demand on our management and other operational resources. Moreover, we will face increased competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of our targeted high growth cities has its own market conditions, customer requirements and local regulations related to the real estate industry. In addition, while our primary focus continues to be residential real estate markets in the high growth cities in China, we have expanded into the U.S. market. Our expansion in the U.S. market, which is significantly different from China in terms of market conditions, regulatory compliance requirement and customers, imposes significant demands on our management and other operational resources. In 2014, we acquired 100% of the shares of a Malaysian company, which owns offshore land fill development rights for a total areas of 170 acres (approximately 687,966 sq.m). We have no development experience in Malaysia, nor have we ever engaged in landfill reclamation projects. Such expansion also imposes significant demands on our capital and management resources to develop and generate future revenues from projects. The success of our business expansion depends on our ability to develop, market and deliver quality development projects on time. In addition, the progress and costs of a development project can be adversely affected by many factors, such as delays in obtaining necessary licenses, permits or approvals from relevant government authorities, failure by local contractors to comply with our designs, specifications or standards, and disputes with our third-party contractors. As we are not permitted to commence pre-sales in China until we have reached certain milestones in the construction progress for a project, any significant delay in construction could restrict our ability to pre-sell our properties, which could extend the recovery period for our investments. This, in turn, could have an adverse effect on our cash flow, investment returns, results of operations and financial position.

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

	Year Ended December 31,
	2014		2015		2016
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Real estate sales	892,826	97.1	1,134,467	97.4	1,524,969	97.7
Real estate leasing	4,936	0.5	6,573	0.6	5,946	0.4
Real estate management services income	21,564	2.3	21,611	1.9	30,023	1.9
Other revenue	422	0.1	1,673	0.1	687	0.0
Total revenue	919,748	100.0	1,164,324	100.0	1,561,625	100.0

The impact of foreign exchange rate variances on reported revenues in U.S. dollars was an adverse 6.6% for the year ended December 31, 2016, compared to a favorable 1.4% for the year ended December 31, 2015. These variances were due to the fact that the appreciation of the RMB versus the U.S. dollar during 2016 was heightened as compared to 2015.

Real Estate Sales

Real estate sales represent revenues from the sales of residential properties we develop and acquire. Throughout this annual report, real estate sales are stated net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$53.2 million, US$67.0 million and US$30.1 million for 2014, 2015 and 2016, respectively. Beginning May 1, 2016, a value added tax instead of the business tax was levied on the relevant contracted sales value at the rate of 5%.

In the years ended December 31, 2014, 2015 and 2016, we recognized all our real estate sales revenues in China under the percentage of completion method. For the years ended December 31, 2014, 2015 and 2016, all the revenues from projects in the U.S. were recognized under the full accrual method.

Our real estate sales revenue for 2016 increased significantly principally due to the delivery of projects in the U.S., which were recognized under the full accrual method, and the impact of sales of units in new projects, especially Kunshan Xindo Park, and Zhengzhou Fancy City II (South), launched in 2016, and higher percentage of completion from Xi'an Metropolitan project, which was consolidated on February 23, 2016.

Real Estate Leasing

Real estate leasing revenues represent the income from the rental of ancillary facilities, including a retail property, parking facilities, kindergartens, elementary schools, and clubhouses in a number of our developments.

Real estate management services

Real estate management services income is recognized ratably as services are provided over the term of the property management agreements.

Other Revenue

Other revenue consists primarily of fees received for our property management services, landscaping and computer network engineering and other real estate-related services that we provide to residents and purchasers of our residential units.

Costs of Revenues

The following table sets forth a breakdown of our costs of revenues for the period indicated.

	Year Ended December 31,
	2014		2015		2016
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)

Cost of real estate sales
Land use rights costs	265,435	39.2	340,168	38.2	428,260	35.6
Construction costs	385,138	56.8	526,075	59.0	746,312	62.0
Total cost of real estate sales	650,573	96.0	866,243	97.2	1,174,572	97.6

Cost of real estate leasing	3,173	0.5	3,956	0.4	3,683	0.3
Cost of real estate management services	20,440	3.0	19,443	2.2	24,281	2.0
Other costs	3,396	0.5	1,692	0.2	1,100	0.1
Total costs of revenues	677,582	100.0	891,334	100.0	1,203,636	100.0

Cost of Real Estate Sales

Cost of real estate sales consist primarily of land use rights costs and construction costs. Impairment charges, if any, are also recorded under cost of real estate sales. Cost of real estate sales are capitalized and allocated to development projects using the specific identification method. When the full accrual method of revenue recognition is applied, cost of sales is recognized by determining the ratio of the area of the relevant units completed and sold to the estimated total project area, and applying that ratio to the estimated total project costs. When the percentage of completion method of revenue recognition is applied, capitalized costs are released to our statement of comprehensive income based on the completion progress of a project.

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

Construction costs. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for flexible payments which cover substantially most of all labor, materials, fittings and equipment costs, subject to adjustments for certain prescribed contingencies, such as design changes during the construction process or changes in government-suggested steel prices or cement prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we directly purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$28.8 million, US$56.8 million and US$103.4 million for 2014, 2015 and 2016, respectively.

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

Our determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risk associated with the assets and related estimated cash flows. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows. In accordance with our accounting policies, we consider on a quarterly basis whether indicators of impairment of long-lived assets are present. See also “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - A. Operating Results - Critical Accounting Policies - Real estate properties development completed and under development” for our policy on impairment of long-lived assets.

For the years ended December 31, 2014, 2015 and 2016 we did not recognize any impairment for our active projects, consisting of projects under construction or planning or held for sale or held for lease.

Cost of Real Estate Leasing

Our cost of real estate leasing consists primarily of depreciation expenses and maintenance expenses associated with the leased properties. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of our properties held for lease are 20-60 years.

Cost of real estate management services

Our cost of real estate management services consists of employee salaries, maintenance water and electricity charges.

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

As of December 31, 2016, we employed 92 full-time sales and marketing personnel. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

•	staff salaries and benefits, quarterly and annual bonuses, and stock-based compensation;

•	traveling and office expenses;

•	professional fees, such as audit and legal fees; and

•	other expenses.

Interest Income

Interest income represents interest earned on mainly on our bank balances.

Interest Expenses

Interest expense includes (i) interest paid on our bank borrowings and other indebtedness, mainly including our US$200 million principal amount of our May 2018 Senior Secured Notes issued in May 2013(which was redeemed early in October 2016 at the redemption price equal to 106.625% of the principal amount), the US$75.7 million principal amount of our Convertible Note issued in September 2013 (which was redeemed early in November 2014 on negotiated terms), US$200 million principal amount of our June 2019 Senior Secured Notes issued in December 2013, US$300 million principal amount of our August 2019 Senior Secured Notes, US$338 million principal amount of our public onshore bonds, US$216 million principal amount of our non-public onshore bonds, and US$124.3 million principal amount from loans from non-controlling shareholders of certain of our subsidiaries, (ii) amortization of debt issuance cost, and (iii) interest expense on capital leases.

Except for US$ denominated borrowings from the following: US$99.3 million from The Bank of East Asia, US$48.5 million from Fortress Credit Co. LLC, US$60.0 million US$ from Kent EB-5. LLC, and US$26.6 million from The Bank of Ozarks, all of our borrowings are granted by PRC commercial banks or financing institutions and denominated in RMB. Our senior secured notes (see below) are also denominated in US$. Interest rates on our long-term PRC bank borrowings are typically variable and linked to benchmark rates published by the PBOC. Our weighted average interest rate on short-term bank loans and other debt as of December 31, 2016 was 6.53%. As of December 31, 2016, the PBOC benchmark rate for a one-year loan was 4.35% per annum and those for loans of more than one year ranged from 4.75% to 4.9% per annum. The above-mentioned The Bank of East Asia borrowings from oversea branches of PRC banks are secured by RMB deposits in PRC banks’ local branches and bear interest rates ranging from LIBOR plus 1.1% to LIBOR plus 1.25%.

The June 2019 Senior Secured Notes in the principal amount of US$200 million bear interest at the fixed rate of 13.0% per annum. The August 2019 Senior Secured Notes in the principal amount of US$300 million bear interest at the fixed rate of 8.125% per annum. Until redeemed, the May 2018 Senior Secured Notes in the principal amount of US$200 million bore interest at the fixed rate of 13.25% per annum, and the Convertible Note in the principal amount of US$75.7 million bore interest at the fixed rate of 5.0% per annum (see “Loss on extinguishment of debt, ” below). The loans from non-controlling shareholders of certain of our subsidiaries amount to US$124.3 million and bear interest at rates of up to 10.5% per annum.

For the year ended December 31, 2016, of US$207.7 million total interest expenses incurred, US$29.9 million did not qualify for capitalization under U.S. GAAP and was charged to the current year Statement of Comprehensive Income.

Share of loss of Equity Investee

On October 22, 2013, our wholly owned subsidiary, Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”), signed an agreement to acquire the 51% equity interest in Shaanxi Zhongmao Economy Development Co., Ltd. as an equity investee company. The investment amounted to RMB37.0 million, equivalent to US$6.1 million as of the contract date. On February 23, 2016, upon the amendment of the articles of association, the Company obtained control over Shaanxi Zhongmao Economy Development Co., Ltd., which was previously accounted under equity method investment.

On March 19, 2014, we together with other four independent shareholders established a joint venture called Huayi Xincheng (Beijing) Intelligent City Construction Co., Ltd., in which we hold a 40% equity interest. The purpose of the joint venture is to undertake residential property development projects in Beijing. As at December 31, 2016, the joint venture has no active residential projects.

On May 27, 2015, the Group together with Nanjing Starry Sky Studios management Co., Ltd. established a joint venture called Beijing Starry Sky Film Investment Co., Ltd., in which the Group holds a 51% equity interest. The purpose of the joint venture is to operate the movie theatres. The articles of association do not allow for the Company to exercise control over relevant activities of the investee.

On January 11, 2016, the Group together with two other independent shareholders established a joint venture called Shenzhen Zhong’an Financial Lease Co., Ltd., in which the Group holds a 25% equity interest. The purpose of the joint venture is to undertake financial lease businesses.

On November 3, 2016, the Group together with two other entities established a joint venture called Zhengzhou Xinci Health Service Co., Ltd., in which the Group holds a 60% equity interest. The purpose of the joint venture is to provide health services in Zhengzhou. The articles of association do not allow for the Company to exercise control over relevant activities of the investee.

On December 26, 2016, the Group together with one other independent shareholder established a joint venture called Wuhan Qiaoxin Real Estate Co., Ltd., in which the Group holds a 49% equity interest. The purpose of the joint venture is to undertake residential property development projects in Wuhan. As at December 31, 2016, the joint venture has no active residential projects.

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

On October 18, 2016, the Company redeemed the May 2018 Senior Secured Notes for a total redemption amount of US$206,237,340 consisting of the entire outstanding principal balance, interest to the redemption date and debt extinguishment loss amounting to US$183,000,000, US$11,113,590 and US$12,123,750 (equal to 6.625% of the outstanding principal amount) respectively. The Company funded the redemption using the proceeds from the issuance of its August 2019 Senior Secured Notes.

Income Taxes

The following table sets forth the components of income taxes for the periods indicated.

	Year Ended December 31,
	2014		2015		2016
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Corporate income tax	20,792	68.0	48,524	92.4	70,286	81.5
Land appreciation tax	(3,771)	(12.3)	23,223	44.2	33,254	38.5
Deferred tax expense (benefit)	13,537	44.3	(19,236)	(36.6)	(17,292)	(20.0)
Income taxes	30,558	100.0	52,511	100.0	86,248	100.0

For an explanation of deferred tax expense (benefit), see Notes 2(v) and 15 of the consolidated financial statements included elsewhere in this annual report on Form 20-F. For a discussion of corporate income tax and land appreciation tax, see below.

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

We have made provision for the corporate income tax, or CIT, payable by our PRC subsidiaries based on the statutory income tax rate of 25%, after appropriate adjustments to our taxable income used in the calculation. The difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis had been treated as an unrecognized tax benefit under ASC 740-10 “ Income Tax”, or ASC 740-10, which has a balance of US$20.5 million as of December 31, 2016. The current year movement in ASC 740-10 liability of US$1.9 million, was recognized as a reduction of unrecognized tax benefits due to expiration of a three year statute of limitations period in Henan Xinyuan Real Estate Co., Ltd., and the movement of US$0.9 million was recognized as a reduction of unrecognized tax benefits due to the availability for taxation deduction in 2016. The addition of US$5.5 million in 2016 mainly relates to the deemed interest income from subsidiaries of the Company.

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

On May 30, 2014, the Modern City project developed by Henan Xinyuan Real Estate Co., Ltd., completed the LAT final settlement with the local tax bureau. We received a tax clearance certificate, which confirmed that our accrual under the deemed profit method was adequate and there was no additional tax adjustments assessed by the local tax bureau as of May 30, 2014. Based on the above, management performed a reassessment and concluded that the likelihood of the deemed profit method being overturned is only reasonably possible, and accordingly reversed the LAT liability accrued for the project amounting to US$16.2 million as of December 31, 2014. Our estimate for the reasonably possible contingency for LAT related to the Modern City project amounted to US$16.2 million, US$16.2 million and US$16.2 million, respectively,as of December 31, 2014, December 31, 2015 and December 31, 2016.

For the years ended December 31, 2014, 2015 and 2016, we have made provision for LAT with respect to properties sold up to December 31, 2016 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

Share-based compensation expense

We have four share-based compensation plans, our 2007 equity incentive plan, our 2007 long-term incentive plan, our 2014 Restricted Stock Unit Plan and our 2015 incentive plan. Under our 2007 equity incentive plan, we granted share option awards for an aggregate of 6,802,495 common shares at a weighted average exercise price of US$1.08 on August 11, 2007. Under our 2007 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10,000,000 common shares. As of December 31, 2016, 1,401,944 shares remained eligible for future grants under the plan. Under our 2014 Restricted Stock Unit Plan, we have granted 7,926,068 restricted common shares to employees and directors that vest ratably over a three year service vesting period. Under our 2015 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10,000,000 common shares. As of December 31, 2016, 14,498,872 shares remained eligible for future grants under the plan.

We charged compensation cost of US$3.2 million, US$4.9 million and US$7.8 million as of December 31, 2014, December 31, 2015 and December 31, 2016 in the general and administrative expenses. For a description of the grants under each of the plans, see Note 16 of the consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents a summary of our consolidated statements of comprehensive income by amount and as a percentage of our total revenue during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2014		2015		2016
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue	919,748	100.0	1,164,324	100.0	1,561,625	100.0
Costs of revenue	(677,582)	(73.7)	(891,334)	(76.6)	(1,203,636)	(77.1)
Gross profit	242,166	26.3	272,990	23.4	357,989	22.9
Selling and distribution expenses	(39,494)	(4.3)	(52,126)	(4.5)	(58,214)	(3.7)
General and administrative expenses	(105,622)	(11.5)	(115,329)	(9.9)	(120,416)	(7.7)

Operating income	97,050	10.5	105,535	9.0	179,359	11.5
Interest income	14,577	1.6	24,504	2.1	20,917	1.3

Interest expense	(28,201)	(3.1)	(20,281)	(1.7)	(29,857)	(1.9)
Exchange gains	706	0.1	403	-	459	-
Other income	3,213	0.3	5,944	0.5	4,540	0.3
Share of loss in an equity investee	(1,692)	(0.2)	2,235	0.2	(325)	-
Loss on extinguishment of debt	(9,849)	(1.1)	-	-	(12,124)	(0.8)
Net realized gain on short-term investments	3,128	0.3	603	0.1	2,506	0.2
Unrealized gain on short-term investments	122	-	49	-	235	-
Income from operations before income taxes	79,054	8.4	118,992	10.2	165,710	10.6
Income taxes	(30,558)	(3.3)	(52,511)	(4.5)	(86,248)	(5.5)
Net income	48,496	5.1	66,481	5.7	79,462	5.1
Net income attributable to non-controlling interest	19	-	1	-	(6,485)	(0.4)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	48,515	5.1	66,482	5.7	72,977	4.7

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue

Revenue increased by US$397.3 million, or 34.1%, to US$1,561.6 million for the year ended December 31, 2016 from US$1,164.3 million for the year ended December 31, 2015.

Real estate sales

Revenue from real estate sales increased by US$390.5 million, or 34.4%, to US$1,525.0 million for the year ended December 31, 2016 from US$1,134.5 million for the year ended December 31, 2015, principally due to the delivery of the New York Oosten project in the U.S. in 2016, the revenue from sales of units in new projects, especially Kunshan Xindo Park, and Zhengzhou Fancy City II (South), which launched in July 2016 and June 2016, respectively, and higher percentage of completion from the Xi'an Metropolitan project, which was consolidated by the Group on February 23, 2016.

Revenues related to the projects in the U.S. are recognized under the full accrual method. For the year ended December 31, 2015, revenue was recognized in the amount of US$0.8 million for the resale of the remaining parcels of the Northern Nevada Land Portfolio and US$0.8 million for the sale of the remaining 1 of 15 finished condominium units located in Irvine, California. For the year ended December 31, 2016, revenue was recognized in the amount of US$152.0 million for the sale of 106 of 216 finished condominium units located in Brooklyn, New York.

The following table sets forth the percentage of completion, the percentage sold and related revenues for our projects recognized under the percentage of completion method in China and our project recognized under the full accrual method in the U.S. for each of the years ended December 31, 2015 and 2016. For information regarding revenue recognition under the percentage of completion and the full accrual methods, see “Critical Accounting Policies,” below.

Project	Total GFA	Percentage Complete as of December 31, (1)		Percentage Sold (2) Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2015	2016	2015	2016	2015		2016
	m²	%	%	%	%	US$	%(3)	US$	%(4)
Chengdu Segment
Chengdu Xinyuan Splendid I	231,032	100.0	100.0	100.0	96.9	1,311,214	0.1	2,418,696	0.2
Chengdu Xinyuan Splendid II	217,010	100.0	100.0	99.9	99.9	-	-	-	-
Chengdu Thriving Family	211,381	82.4	92.5	15.8	35.0	35,061,084	3.1	74,071,054	4.9
Jiangsu Segment
Suzhou International City Garden	204,872	100.0	100.0	99.5	99.5	344,516	-	(182,921)	-
Suzhou Lake Splendid	198,113	100.0	100.0	99.9	100.0	(217,258)	-	209,554	-
Suzhou Colorful Garden	81,506	100.0	100.0	100.0	100.0	-	-	-	-
Kunshan International City Garden	497,938	100.0	100.0	99.6	99.8	354,879	-	636,469	-
Xuzhou Colorful Garden	101,821	100.0	100.0	99.1	99.1	-	-	-	-
Suzhou Xin City	127,212	99.8	100.0	99.3	100.0	23,256,900	2.1	1,513,671	0.1
Kunshan Royal Palace	279,953	84.4	95.5	59.5	86.8	164,996,469	14.5	158,197,784	10.4
Xuzhou Colorful City	130,170	75.1	81.3	46.9	54.4	33,762,682	3.0	18,759,154	1.2
Suzhou Lake Royal Palace	169,631	91.9	99.3	48.3	77.8	148,971,755	13.1	117,515,700	7.7
KunshanXindo Park	361,645	-	63.3	-	32.2	-	-	52,967,379	3.5
Shandong Segment
Jinan International City Garden	263,749	100.0	100.0	99.4	99.6	-	-	7,256	-
Jinan Xinyuan Splendid	572,235	98.9	99.4	98.7	99.0	74,101,999	6.5	7,054,673	0.5
Shandong Royal Palace	449,650	55.9	71.5	21.1	38.6	56,552,926	5.0	99,227,124	6.5
Jinan Xin Central	194,659	57.3	72.6	26.4	47.0	55,567,629	4.9	63,316,167	4.1
Henan Segment
Zhengzhou Xinyuan Colorful Garden	191,891	100.0	100.0	100.0	100.0	-	-	-	-
Zhengzhou Finance Square	67,225	100.0	100.0	100.0	100.0	-	-	-	-
Zhengzhou Modern City	231,733	100.0	100.0	100.0	100.0	2,183,419	0.2	(603,643)	-
Zhengzhou Royal Palace	135,877	98.4	99.9	100.0	100.0	3,959,633	0.3	3,063,521	0.2
Zhengzhou International City Garden	280,748	100.0	100.0	100.0	100.0	-	-	-	-
Zhengzhou YipinXiangshan Phase I	94,249	100.0	100.0	100.0	100.0	-	-	-	-
Zhengzhou YipinXiangshan Phase II	199,876	100.0	100.0	99.8	99.9	(57,451)	-	133,008	-
Zhengzhou Century East A	76,579	100.0	100.0	99.6	99.6	2,391,144	0.2	145,273	-
Zhengzhou Century East B	166,288	100.0	100.0	99.7	99.6	6,478,014	0.6	(102,515)	-
Zhengzhou Xin City	211,076	93.9	97.9	89.0	90.7	79,758,186	7.0	16,645,474	1.1
Henan Thriving Family	131,508	78.7	92.7	82.3	82.3	37,436,004	3.3	18,348,545	1.2
Xingyang Splendid Phase I	117,264	72.6	77.1	66.6	74.6	23,317,771	2.1	8,357,507	0.5
Xingyang Splendid Phase II	137,209	40.6	57.8	5.6	34.0	1,854,936	0.2	23,581,474	1.5
Henan Xin Central	262,208	49.2	67.7	25.0	68.5	43,751,924	3.9	117,811,601	7.7
Zhengzhou Xindo Park	144,432	48.2	78.0	21.8	37.8	20,249,510	1.8	36,438,721	2.4
Zhengzhou Fancy City	166,760	43.6	62.3	30.1	72.6	30,358,098	2.7	71,189,705	4.7
Zhengzhou International New City I	91,204	-	31.9	-	12.0	-	-	24,367,819	1.6
Zhengzhou Fancy City II (South)	84,065	-	56.8	-	54.6	-	-	43,186,664	2.8
Henan Xin Central II	109,807	-	45.6	-	8.0	-	-	6,303,623	0.4
Anhui Segment
Hefei Wangjiang Garden	145,455	100.0	100.0	100.0	100.0	-	-	-	-
Beijing Segment
Beijing Xindo Park	133,050	97.5	100.0	79.5	83.2	166,775,534	14.6	23,722,289	1.6
Changsha Segment
Changsha Xinyuan Splendid	251,754	67.1	89.2	20.0	49.4	42,191,276	3.7	105,494,573	6.9
Sanya Segment
SanyaYazhou Bay No.1	122,124	62.7	85.9	5.5	9.1	3,534,278	0.3	12,699,957	0.8
Shanghai Segment
Shanghai Royal Palace	57,778	88.0	100.0	28.3	62.0	70,058,447	6.2	100,003,503	6.6
Tianjin Segment
Tianjin Spring Royal Palace	278,570	25.3	36.5	5.2	25.6	4,631,258	0.4	39,912,406	2.6
Xi’an Segment
Xi'an Metropolitan	290,663	-	94.1	-	47.0	-	-	126,550,015	8.3
US Segment
Northern Nevada Land Portfolio(5)	N/A	N/A	N/A	N/A	N/A	750,000	0.1	-	-
Lennox Project(6)	N/A	N/A	N/A	N/A	N/A	780,000	0.1	-	-
New York Oosten	N/A	N/A	N/A	N/A	N/A	-	-	152,007,123	10.0
Total	8,471,970					1,134,466,776	100.0	1,524,968,403	100.0

(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.
(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.
(3)	Percentage of all real estate sales revenues for the financial year, including revenues recognized under the percentage of completion method.
(4)	Percentage of all real estate sales revenues for the financial year, including revenues recognized under the percentage of completion method and under the full accrual method.
(5)	Northern Nevada Land Portfolio is a land portfolio, comprised of 325 finished lots and 185 acres of undeveloped land, at eight sites, in the northern Nevada region near the Reno-Spark metropolitan area. We had an opportunity to promptly resell several parcels and recognized revenue of US$0.8 million for the year 2015. All units were sold as of December 31, 2015.
(6)	The finished condominium project is located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters out of the total 72 units from a major U.S. developer in August 2012. For the year ended December 31, 2015, we resold 1 of 15 finished condominium units and recognized revenue in the amount of US$0.8 million. All units were sold as of December 31, 2015.

The following table sets forth the square meters sold and average selling price per square meter for each project, each reportable segment and on a consolidated basis for each of the years ended December 31, 2015 and 2016.

	Year Ended December 31,
	2015			2016
Project	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m²	US$/m²	US$	m²	US$/m²
Chengdu region
Chengdu Xinyuan Splendid I	1,391,318	-	-	2,555,479	-	-
Chengdu Xinyuan Splendid II	42,395	-	-	13,205	-	-
Chengdu Thriving Family	42,179,974	48,507	870	79,008,200	81,660	968
Total	43,613,687	48,507	899	81,576,884	81,660	999
Jiangsu region
Suzhou International City Garden	143,663	102	1,408	17,774	25	711
Suzhou Lake Splendid	-	-	-	-	-	-
Suzhou Xin City	6,470,062	3,418	1,893	1,158,953	405	2,862
Suzhou Lake Royal Palace	168,246,492	100,279	1,678	111,902,762	38,196	2,930
Kunshan International City Garden	150,139	118	1,272	257,128	330	779
Kunshan Royal Palace	168,097,031	114,066	1,474	143,059,329	64,105	2,232
KunshanXindo Park	-	-	-	88,373,356	31,504	2,805
Xuzhou Colorful Garden	(1,152,860)	(900)	1,281	-	-	-
Xuzhou Colorful City	29,341,359	20,242	1,450	18,310,169	11,000	1,665
Total	371,295,886	237,325	1,565	363,079,471	145,565	2,494
Shandong region
Jinan International City Garden	39,183	15	2,612	248,185	-	-
Jinan Xinyuan Splendid	26,718,388	19,198	1,392	3,526,150	2,332	1,512
Shandong Royal Palace	102,215,975	101,352	1,009	115,564,954	102,608	1,126
Jinan Xin Central	102,800,660	67,252	1,529	72,593,212	47,307	1,535
Total	231,774,206	187,817	1,234	191,932,501	152,247	1,261
Henan region
Zhengzhou Royal Palace	70,004	224	313	(89,463)	-	-
Zhengzhou Modern City	2,406,590	248	9,704	601,795	714	843
Zhengzhou Yipin Xiangshan Phase II	291,068	90	3,234	64,157	266	241
Zhengzhou Century East A	856,426	-	-	143,085	34	4,208
Zhengzhou Century East B	3,196,492	(125)	(25,572)	91,678	79	1,160
Zhengzhou Xin City	39,865,645	15,878	2,511	(1,006,442)	(599)	1,680
Zhengzhou Thriving Family	15,143,206	12,974	1,167	1,083,975	498	2,177
Xingyang Splendid Phase I	20,693,198	25,216	821	8,225,808	8,724	943
Xingyang Splendid Phase II	5,783,511	5,502	1,051	39,632,208	47,194	840
Henan Xin Central	94,181,923	77,420	1,217	161,574,449	127,088	1,271
Zhengzhou Xindo Park	44,511,220	31,929	1,394	38,471,271	39,303	979
Zhengzhou Fancy City	73,790,219	57,552	1,282	103,205,094	76,608	1,347
Zhengzhou Fancy City II (South)	-	-	-	80,275,345	53,165	1,510
Zhengzhou International New City I	-	-	-	80,672,150	49,945	1,615
Henan Xin Central II	-	-	-	14,832,610	9,007	1,647
Total	300,789,502	226,908	1,326	527,777,720	412,026	1,281
Beijing region
Beijing Xindo Park	145,862,389	52,432	2,782	14,908,688	2,881	5,175
Hunan region
Changsha Xinyuan Splendid	64,625,618	72,831	887	108,423,470	105,602	1,027
Hainan region
Sanya Yazhou Bay No.1	10,831,126	5,380	2,013	8,196,064	5,391	1,520
Shanghai region
Shanghai Royal Palace	84,288,117	24,378	3,458	96,201,896	22,000	4,373
Tianjin region
Tianjin Spring Royal Palace	19,394,472	14,064	1,379	110,203,567	96,006	1,148
Xi’an region
Xi'an Metropolitan	-	-	-	107,380,513	90,439	1,187
U.S.
Oosten project	-	-	-	152,007,123	12,180	12,480
Grand Total	1,272,475,003	869,642	1,463	1,761,687,897	1,125,997	1,565

Total square meters sold increased to 1,125,997 square meters for the year ended December 31, 2016 from 869,642 square meters for the year ended December 31, 2015. The increase was mainly due to the four new projects launched in 2016 and our major development projects Xi'an Metropolitan and Tianjin Spring Royal Palace.

The overall aggregate average selling price per square meter for the year ended December 31, 2016 increased to US$1,565 from US$1,463 for the year ended December 31, 2015 primarily due to stronger pre-sales of higher margin saleable units that occurred in 2016. Total revenues increased significantly by 34.1% to US$1,561.6 million from US$1,164.3 million in 2015, principally due to the delivery of the New York Oosten project in the U.S., of which the revenue was recognized under the full accrual method, the revenue from sales of units in new projects, especially Kunshan Xindo Park, Zhengzhou Fancy City II (South), each of which launched in July 2016 and June 2016, respectively, and higher percentage of completion from Xi'an Metropolitan project, which was consolidated by the Group on February 23, 2016.

Chengdu region. Total square meters in this region sold for the year ended December 31, 2016 increased to 81,660 square meters from 48,507 square meters for the year ended December 31, 2015, primarily due to increased sales of Chengdu Thriving Family which was launched in 2014. The average selling price per square meter for the year ended December 31, 2016 increased to US$999 from US$899 for the year ended December 31, 2015, which is attributable to the positive market momentum in high growth tier 1 and tier 2 cities.

Jiangsu region. Total square meters sold for the year ended December 31, 2016 decreased to 145,565 square meters from 237,325 square meters for the year ended December 31, 2015, mainly due to reductions of saleable units of Suzhou Lake Royal Palace and Kunshan Royal Palace, partially offset by newly launched pre-sales of Kunshan Xindo park. The average selling price per square meter for the year ended December 31, 2015 increased to US$2,494 from US$1,565 for the year ended December 31, 2015, which is attributable to the positive market momentum in high growth tier 1 and tier 2 cities.

Shandong region. Total square meters sold for the year ended December 31, 2016 decreased to 152,247 square meters from 187,817 square meters for the year ended December 31, 2015, mainly due to reductions of saleable units of Jinan Xinyuan Splendid and Jinan Xin Central. The average selling price per square meter for the year ended December 31, 2016 increased slightly to US$1,261 from US$1,234 for the year ended December 31, 2015.

Henan region. Total square meters sold for the year ended December 31, 2016 increased to 412,026 square meters from 226,908 square meters for the year ended December 31, 2015, mainly due to increased sales of Zhengzhou Fancy City, Henan Xin Central and newly launched pre-sales of Zhengzhou Fancy City II (South), Zhengzhou International New City I and Henan Xin Central II, partially offset by the reductions of saleable units of Zhengzhou Xin City, Zhengzhou Thriving Family and Xingyang Splendid I. The average selling price per square meter for the year ended December 31, 2016 decreased to US$1,281 from US$1,326 for the year ended December 31, 2015, resulting from the reduction in high margin units available for sale.

Beijing region. Total square meters sold for the year ended December 31, 2016 decreased to 2,881 square meters from 52,432 square meters for the year ended December 31, 2015, mainly due to reductions of saleable units of Beijing Xindo Park. The average selling price per square meter for the year ended December 31, 2016 increased to US$5,175 from US$2,782 for the year ended December 31, 2015, resulting from the rapidly rising commercial property prices in top-tier cities.

Hunan region. Total square meters sold for the year ended December 31, 2016 increased to 105,602 square meters from 72,831 square meters for the year ended December 31, 2015, mainly due to increased sales of Changsha Xinyuan Splendid which was launched in 2014. The average selling price per square meter for the year ended December 31, 2016 increased to US$1,027 from US$887 for the year ended December 31, 2015, resulting from the positive market momentum in high growth tier 1 and tier 2 cities.

Hainan region. Total square meters sold for the year ended December 31, 2016 increased slightly to 5,391 square meters from 5,380 square meters for the year ended December 31, 2015. The average selling price per square meter for the year ended December 31, 2016 decreased to US$1,520 from US$2,013 for the year ended December 31, 2015, resulting from the reduction in high margin units available for sale.

Shanghai region. Total square meters sold for the year ended December 31, 2016 decreased to 22,000 square meters from 24,378 square meters for the year ended December 31, 2015, mainly due to reductions of saleable units of Shanghai Royal Palace. The average selling price per square meter for the year ended December 31, 2016 increased to US$4,373 from US$3,458 for the year ended December 31, 2015, resulting from the rising residential property prices in top-tier cities.

Tianjin region. Total square meters sold for the year ended December 31, 2016 increased to 96,006 square meters from 14,064 square meters for the year ended December 31, 2015, mainly due to increased sales of Tianjin Spring Royal Palace. The average selling price per square meter for the year ended December 31, 2016 decreased to US$1,148 from US$1,379 for the year ended December 31, 2015, resulting from the reduction in high margin units available for sale.

Xi'an region.In the first quarter of 2016, the Group obtained control over Shaanxi Zhongmao Economy Development Co., Ltd. by acquiring its 65.98% voting interests. Total square meters sold for the year ended December 31, 2016 was 90,439 square meters and the average selling price per square meter for the year ended December 31, 2016 was US$1,187.

U.S. region. In 2016, we commenced sales of our New York Oosten project in the U.S. region. Total square meters sold for the year ended December 31, 2016 was 12,180 square meters and the average selling price per square meter for the year ended December 31, 2016 was US$12,480.

Real estate leasing

Real estate leasing income decreased by US$0.7 million, or 10.6% to US$5.9 million for the year ended December 31, 2016 from US$6.6 million for the year ended December 31, 2015.

Real estate management services income

Real estate management services income increased by US$8.4 million, or 38.9%, to US$30.0 million for the year ended December 31, 2016 from US$21.6 million for the year ended December 31, 2015. The increase primarily resulted from expanded property management service operations.

Other revenue

Other revenue decreased by US$1.0 million, or 58.8%, to US$0.7 million for the year ended December 31, 2016 from US$1.7 million for the year ended December 31, 2015.

Costs of revenue

Costs of revenue increased by US$312.3 million, or 35.0%, to US$1,203.6 million for the year ended December 31, 2016 from US$891.3 million for the year ended December 31, 2015, generally in line with our revenue increases.

Cost of real estate sales

Cost of real estate sales increased by US$308.4 million, or 35.6%, to US$1,174.6 million for the year ended December 31, 2016 from US$866.2 million for the year ended December 31, 2015. Total land use rights cost increased by US$88.1 million, or 25.9%, from US$340.2 million (38.2% of cost of real estate sales) for the year ended December 31, 2015 to US$428.3 million (35.6% of cost of real estate sales) for the year ended December 31, 2016, primarily due to increased sales of properties. Construction cost, including capitalized interest, increased by US$220.2 million, or 41.9%, to US$746.3 million for the year ended December 31, 2016 from US$526.1 million for the year ended December 31, 2015, primarily due to increased project construction activity.

Cost of real estate leasing

Cost of real estate leasing decreased by US$0.3 million, or 7.5%, to US$3.7 million for the year ended December 31, 2016 from US$4.0 million for the year ended December 31, 2015.

Cost of real estate management services

Cost of real estate management services increased by US$4.9 million, or 25.3%, to US$24.3 million for the year ended December 31, 2016 from US$19.4 million for year ended December 31, 2015 mainly due to expanded property management service operations.

Other costs

Other costs decreased by US$0.6 million, or 35.3%, to US$1.1 million for the year ended December 31, 2016 from US$1.7 million for year ended December 31, 2015.

Gross profit

Gross profit increased by US$85.0 million, or 31.1%, to US$358.0 million for the year ended December 31, 2016 from US$273.0 million for the year ended December 31, 2015. Gross profit margin was 22.9 % for the year ended December 31, 2016 compared to 23.4% for the year ended December 31, 2015.

Selling and distribution expenses

Selling and distribution expenses increased by US$6.1 million, or 11.7%, to US$58.2 million for the year ended December 31, 2016 from US$52.1 million for the year ended December 31, 2015. The increase was primarily due to a US$4.4 million increase in advertising and promotion expenses for new projects launched in 2016 as well as existing projects and a US$1.1 million increase in salary and welfare expenses as the average level of salary and bonus increased and new employees were hired. As a percentage of revenue, selling and distribution expenses was 3.7% for the year ended December 31, 2016 compared to 4.5% for the year ended December 31, 2015. As revenue grows in the future, we expect selling and distribution expenses as a percentage of revenue to be flat or slightly increase.

General and administrative expense

General and administrative expenses increased by US$5.1 million, or 4.4% to US$120.4 million for the year ended December 31, 2016 from US$115.3 million for the year ended December 31, 2015. The increase was primarily due to an increase in salary and welfare expenses of US$2.0 million as the average level of salary and bonus increased and new employees were hired, and increased share-based compensation due to additional awards granted in 2016.

As a percentage of revenue, general and administrative expenses were 7.7% for the year ended December 31, 2016, compared to 9.9% for the year ended December 31, 2015.

Interest income

Interest income was US$20.9 million for the year ended December 31, 2016, compared to US$24.5 million for the year ended December 31, 2015.

Interest expenses

For the year ended December 31, 2016, out of total interest costs incurred, US$29.9 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2016 Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$207.7 million for the year of 2016, including US$196.2 million of interest on loans and notes, US$9.4 million of amortization of debt issuance costs and US$2.1 million of amortization of aircraft finance lease related interest.

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

Income taxes

Income taxes increased by US$33.7 million, or 64.2%, to US$86.2 million for the year ended December 31, 2016 from US$52.5 million for the year ended December 31, 2015 mainly due to the increase in taxable income from PRC and the United States.

Our effective tax rate increased to 52.0% for the year ended December 31, 2016, from 44.1% for the year ended December 31, 2015. The increase was primarily due to the increase in taxable income in the PRC and the United States .

Net income attributable to our shareholders

Net income increased by US$6.5 million to US$73.0 million for the year ended December 31, 2016, from US$66.5 million for the year ended December 31, 2015.

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

Revenue and profit from the sale of development properties is recognized utilizing the percentage of completion method. The following table sets forth the percentage of completion, the percentage sold and related revenues for our projects recognized under the percentage of completion method in China and our project recognized under the full accrual method in the U.S. for each of the years ended December 31, 2014 and 2015. For information regarding revenue recognition under the percentage of completion and the full accrual methods, see "Critical Accounting Policies,"below.

Project	Total GFA	Percentage Complete as of December 31, (1)		Percentage Sold (2) Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2014	2015	2014	2015	2014		2015
	m²	%	%	%	%	US$	%(3)	US$	%(4)
Chengdu Segment
Chengdu Xinyuan Splendid I	231,032	100.0	100.0	100.0	100.0	1,288,027	0.1	1,311,214	0.1
Chengdu Xinyuan Splendid II	217,010	100.0	100.0	99.9	99.9	-	-	-	-
Chengdu Thriving Family	211,386	65.4	82.4	3.9	15.8	8,624,227	1.0	35,061,084	3.1
Jiangsu Segment
Suzhou International City Garden	204,872	100.0	100.0	99.4	99.5	433,584	-	344,516	-
Suzhou Lake Splendid	198,113	100.0	100.0	100.0	99.9	220,015	-	(217,258)	-
Suzhou Colorful Garden	81,506	100.0	100.0	100.0	100.0	-	-	-	-
Kunshan International City Garden	497,938	100.0	100.0	99.6	99.6	8,288,955	0.9	354,879	-
Xuzhou Colorful Garden	101,821	100.0	100.0	98.7	99.1	-	-	-	-
Suzhou Xin City	127,212	89.9	99.8	95.4	99.3	83,784,195	9.4	23,256,900	2.1
Kunshan Royal Palace	279,948	58.7	84.4	25.9	59.5	49,893,344	5.6	164,996,469	14.5
Xuzhou Colorful City	130,170	54.9	75.1	33.3	46.9	18,937,756	2.1	33,762,682	3.0
Suzhou Lake Royal Palace	169,635	76.1	91.9	5.5	48.3	14,402,509	1.6	148,971,755	13.1
Shandong Segment
Jinan International City Garden	264,335	100.0	100.0	99.4	99.4	-	-	-	-
Jinan Xinyuan Splendid	572,235	92.0	98.9	95.2	98.7	170,834,230	19.1	74,101,999	6.5
Shandong Royal Palace	452,342	48.5	55.9	6.8	21.1	21,603,535	2.4	56,552,926	5.0
Jinan Xin Central	194,652	-	57.3	-	26.4	-	-	55,567,629	4.9
Henan Segment
Zhengzhou Xinyuan Colorful Garden	191,891	100.0	100.0	100.0	100.0	-	-	-	-
Zhengzhou Finance Square	67,225	100.0	100.0	100.0	100.0	-	-	-	-
Zhengzhou Modern City	231,019	100.0	100.0	99.9	100.0	16,314,477	1.8	2,183,419	0.2
Zhengzhou Royal Palace	135,877	96.7	98.4	99.9	100.0	31,719,440	3.6	3,959,633	0.3
Zhengzhou International City Garden	280,748	100.0	100.0	100.0	100.0	-	-	-	-
Zhengzhou Yipin Xiangshan Phase I	94,249	100.0	100.0	100.0	100.0	-	-	-	-
Zhengzhou Yipin Xiangshan Phase II	199,610	100.0	100.0	100.0	99.8	11,620,510	1.3	(57,451)	-
Zhengzhou Century East A	76,579	98.7	100.0	98.7	99.6	10,251,774	1.1	2,391,144	0.2
Zhengzhou Century East B	166,288	98.5	100.0	99.6	99.7	11,406,412	1.3	6,478,014	0.6
Zhengzhou Xin City	211,075	76.5	93.9	87.7	89.0	147,764,124	16.6	79,758,186	7.0
Henan Thriving Family	131,510	55.0	78.7	82.2	82.3	62,259,649	7.0	37,436,004	3.3
Xingyang Splendid Phase I	118,840	47.2	72.6	43.3	66.6	17,755,365	2.0	23,317,771	2.1
Xingyang Splendid Phase II	136,916	32.4	40.6	2.8	5.6	1,145,122	0.1	1,854,936	0.2
Henan Xin Central	262,820	-	49.2	-	25.0	-	-	43,751,924	3.9
Zhengzhou Xindo Park	145,229	-	48.2	-	21.8	-	-	20,249,510	1.8
Zhengzhou Fancy City	166,652	-	43.6	-	30.1	-	-	30,358,098	2.7
Anhui Segment
Hefei Wangjiang Garden	145,455	100.0	100.0	100.0	100.0	141,377	-	-	-
Beijing Segment
Beijing Xindo Park	132,869	82.1	97.5	51.8	79.5	188,579,891	21.2	166,775,534	14.6
Changsha Segment
Changsha Xinyuan Splendid	252,652	49.0	67.1	2.4	20.0	4,109,978	0.5	42,191,276	3.7
Sanya Segment
Sanya Yazhou Bay No.1	122,033	45.0	62.7	5.1	5.5	6,526,065	0.7	3,534,278	0.3
Shanghai Segment
Shanghai Royal Palace	57,778	-	88.0	-	28.3	-	-	70,058,447	6.2
Tianjin Segment
Tianjin Spring Royal Palace	274,264	-	25.3		5.2	-	-	4,631,258	0.4
US Segment
Northern Nevada Land Portfolio(5)	N/A	N/A	N/A	N/A	N/A	-	-	750,000	0.1
Lennox Project(6)	N/A	N/A	N/A	N/A	N/A	4,921,331	0.6	780,000	0.1
New York Oosten	N/A	N/A	N/A	N/A	N/A	-	-	-	-
Total	7,535,786					892,825,892	100.0	1,134,466,776	100.0

(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.
(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.

(3)	Percentage of all real estate sales revenues for the financial year, including revenues recognized under the percentage of completion method.
(4)	Percentage of all real estate sales revenues for the financial year, including revenues recognized under the percentage of completion method and under the full accrual method.
(5)	Northern Nevada Land Portfolio is a land portfolio, comprised of 325 finished lots and 185 acres of undeveloped land, at eight sites, in the northern Nevada region near Reno-Spark metropolitan area. We had an opportunity to promptly resell several parcels and recognized revenue US$1.2 million, US$nil million and US$0.8 million for the year 2013, 2014 and 2015, respectively.
(6)	The finished condominium project is located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters out of the total 72 units from a major U.S. developer in August 2012. For the year ended December 31, 2013, we resold 7 of 15 finished condominium units and recognized revenue in the amount of US$5.4 million. For the year ended December 31, 2014, we resold 7 of 15 finished condominium units and recognized revenue in the amount of US$4.9 million. For the year ended December 31, 2015, we resold 1 of 15 finished condominium units and recognized revenue in the amount of US$0.8 million.

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

Cost of real estate leasing

Cost of real estate leasing increased by US$0.8 million, or 24.7%, to US$4.0 million for the year ended December 31, 2015 from US$3.2 million for the year ended December 31, 2014 due to the increase in the leasing costs including depreciation expense related to the increase in the number of leased properties in 2015.

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

	For the Year Ended December 31,
	2014	2015	2016
	(US$ in thousands, except for percentages)

Zhengzhou, Henan
Total revenue	313,339	257,562	373,920
Total costs of revenue	(215,169)	(162,239)	(255,819)
Gross profit	98,170	95,323	118,101
Gross margin	31.3%	37.0%	31.6%
Operating income	39,189	43,440	76,642
Jinan, Shandong
Total revenue	192,766	186,456	169,880
Total costs of revenue	(148,137)	(150,530)	(143,152)
Gross profit	44,629	35,926	26,728
Gross margin	23.2%	19.3%	15.7%
Operating income	35,738	22,398	18,046
Suzhou, Kunshan and Xuzhou, Jiangsu
Total revenue	176,018	371,778	349,617
Total costs of revenue	(139,806)	(307,476)	(275,136)
Gross profit	36,212	64,302	74,481
Gross margin	20.6%	17.3%	21.3%
Operating income	23,284	48,475	62,247
Chengdu, Sichuan
Total revenue	9,942	36,452	76,490
Total costs of revenue	(9,143)	(32,318)	(58,763)
Gross profit	799	4,134	17,727
Gross margin	8.0%	11.3%	23.2%
Operating (loss)/income	(2,430)	462	14,397
Beijing
Total revenue	188,592	167,094	24,002
Total costs of revenue	(133,884)	(119,704)	(31,148)
Gross profit	54,708	47,390	(7,146)
Gross margin	29.0%	28.4%	-29.8%
Operating income/ (loss)	27,018	15,211	(45,987)
Sanya, Hainan
Total revenue	6,526	3,542	12,700
Total costs of revenue	(4,137)	(2,338)	(8,545)
Gross profit	2,389	1,204	4,155
Gross margin	36.6%	34.0%	32.7%
Operating (loss)/income	(1,467)	(5,413)	127
Changsha, Hunan
Total revenue	4,110	42,194	105,495
Total costs of revenue	(3,665)	(30,096)	(75,515)
Gross profit	445	12,098	29,980
Gross margin	10.8%	28.7%	28.4%
Operating (loss)/income	(2,789)	7,007	23,607
Shanghai
Total revenue	-	70,058	100,004
Total costs of revenue	-	(62,366)	(89,068)
Gross profit	-	7,692	10,936
Gross margin	-	11.0%	10.9%
Operating (loss)/income	(2,353)	3,346	7,815
Tianjin
Total revenue	-	4,633	39,913
Total costs of revenue	-	(3,543)	(22,837)
Gross profit	-	1,090	17,076
Gross margin	-	23.5%	42.8%
Operating (loss)/income	-	(8,913)	543
Xi’an, Shaanxi
Total revenue	-	-	126,834
Total costs of revenue	-	-	(91,500)
Gross profit	-	-	35,334
Gross margin	-	-	27.9%
Operating income	-	-	25,095
US
Total revenue	4,921	1,530	152,007
Total costs of revenue	(4,643)	(1,243)	(128,803)
Gross profit	278	287	23,204
Gross margin	5.6%	18.8%	15.3%
Operating (loss)/income	(5,506)	(4,684)	12,202
Others
Total revenue	23,534	23,024	30,763
Total costs of revenue	(18,998)	(19,481)	(23,351)
Gross profit	4,536	3,543	7,412
Gross margin	19.3%	15.4%	24.1%
Operating (loss)	(13,634)	(15,794)	(15,374)

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Zhengzhou, Henan. Total revenue increased by US$116.3 million, or 45.1%, from US$257.6 million for the year ended December 31, 2015 to US$373.9 million for the year ended December 31, 2016. The increase was primarily due to the increase of revenue from sales of units in old projects- Henan Xin Central, Zhengzhou Xindo Park, Zhengzhou Fancy City,and the newly launched projects- Zhengzhou International New City I, Zhengzhou Fancy City II (South) , Henan Xin Central II , partially offset by the reduced revenue from sales of units in Henan Xin City , Zhengzhou Thriving Family and Xingyang Splendid I. Gross profit for this region was US$118.1 million, or 31.6% of revenue, in the year ended December 31, 2016, as compared to US$95.3 million, or 37.0% of revenue, in the year ended December 31, 2015. The decrease in gross margin was due to the reduction of high margin saleable units. The operating income was US$76.6 million for the year ended December 31, 2016, representing an increase of US$33.2 million, or 76.5%, from US$43.4 million for the year ended December 31, 2015.

Jinan, Shandong. Total revenue decreased by US$16.6 million, from US$186.5 million for the year ended December 31, 2015 to US$169.9 million for the year ended December 31, 2016. The slightly decrease was primarily due to a reduction of revenue from sales of units in Jinan Xinyuan Splendid and Jinan Royal Palace, due to the reduced number of units available for sale in these projects, offset by revenue from sales of units in Jinan Xin Central. The gross profit decreased to US$26.7 million, or 15.7% of revenue, for the year ended December 31, 2016 from US$35.9 million, or 19.3% of revenue, for the year ended December 31, 2015. The decrease in gross margin was due to the reduction of high margin saleable units. The operating income was US$18.0 million for the year ended December 31, 2016, representing a decrease of US$4.4 million from US$22.4 million for the year ended December 31, 2015. Such decrease was due to the decrease in gross profit as described above.

Suzhou, Kunshan and Xuzhou, Jiangsu. Total revenue decreased by US$22.2 million, or 6.0%, from US$371.8 million for the year ended December 31, 2015 to US$349.6 million for the year ended December 31, 2016. The decrease was primarily due to a reduction of revenue from sales of units in old projects- Suzhou Xin City, Suzhou Lake Royal Palace, Kunshan Royal Palace and Xuzhou Colorful City, partially offset by the revenue from sales of units in the newly launched project Kunshan Xindo Park. Gross profit for the Jiangsu segment was US$74.5 million for the year ended December 31, 2016, increasing by US$10.2 million from US$64.3 million for the year ended December 31, 2015. The increase in gross profit was due to the increase of high margin saleable units. Operating income was US$62.2 million for the year ended December 31, 2016, representing an increase of US$13.7 million, or 28.2%, from US$48.5 million for the year ended December 31, 2015. Such increase was due to the increase in gross profit as described above.

Chengdu, Sichuan. Total revenue increased by US$40.0 million from US$36.5 million for the year ended December 31, 2015 to US$76.5 million for the year ended December 31, 2016. The increase was primarily due to an increase in revenue from sales of units in Chengdu Thriving Family. Gross profit for the Sichuan segment was US$17.7 million for the year ended December 31, 2016, as compared to US$4.1 million for the year ended December 31, 2015. Operating income was US$14.4 million for the year ended December 31, 2016, representing an increase of US$13.9 million from US$0.5 million for the year ended December 31, 2015. Such increase was due to the increase in revenue as described above.

Beijing. Total revenue decreased by US$143.1 million, or 85.6%, from US$167.1 million for the year ended December 31, 2015 to US$24.0 million for the year ended December 31, 2016. The decrease was primarily due to a reduction of revenue from sales of units in Beijing Xindo Park, due to the reduced number of units available for sale in this project. Gross loss for the Beijing segment was US$7.1 million for the year ended December 31, 2016, decreasing by US$54.5 million from gross profit of US$47.4 million for the year ended December 31, 2015. Operating loss was US$46.0 million for the year ended December 31, 2016, representing a decrease of US$61.2 million, or 402.6%, from operating income of US$15.2 million for the year ended December 31, 2015. Such decrease was due to the decrease in revenue as described above.

Sanya, Hainan. Total revenue increased by US$9.2 million, or 262.9%, from US$3.5 million for the year ended December 31, 2015 to US$12.7 million for the year ended December 31, 2016. The increase was primarily due to the increase of revenue from sales of units in Sanya Yazhou Bay No. 1. Gross profit for the Hainan segment was US$4.2 million for the year ended December 31, 2016, increasing by US$3.0 million from US$1.2 million for the year ended December 31, 2015. Operating income was US$0.1 million for the year ended December 31, 2016, representing an increase of US$5.5 million, or 101.9%, from operating loss of US$5.4 million for the year ended December 31, 2015. Such increase was due to the increase in revenue as described above.

Changsha, Hunan. Total revenue increased by US$63.3 million, or 150.0%, from US$42.2 million for the year ended December 31, 2015 to US$105.5 million for the year ended December 31, 2016. The increase was primarily due to the increase of revenue from sales of units in Changsha Xinyuan Splendid which was launched in 2014. Gross profit for the Hunan segment was US$30.0 million for the year ended December 31, 2016, increasing by US$17.9 million from US$12.1 million for the year ended December 31, 2015. Operating income was US$23.6 million for the year ended December 31, 2016, representing an increase of US$16.6 million from US$7.0 million for the year ended December 31, 2015. Such increase was due to the increase in revenue as described above.

Shanghai. Total revenue increased by US$29.9 million, or 42.7%, from US$70.1 million for the year ended December 31, 2015 to US$100.0 million for the year ended December 31, 2016. The increase was primarily due to the increase of revenue from sales of units in Shanghai Royal Palace which was launched in 2015. Gross profit for the Shanghai segment was US$10.9 million for the year ended December 31, 2016, increasing by US$3.2 million from US$7.7 million for the year ended December 31, 2015. Operating income was US$7.8 million for the year ended December 31, 2016, representing an increase of US$4.5 million from US$3.3 million for the year ended December 31, 2015. Such increase was due to the increase in revenue as described above.

Tianjin. Total revenue increased by US$35.3 million, or 767.4%, from US$4.6 million for the year ended December 31, 2015 to US$39.9 million for the year ended December 31, 2016. The increase was primarily due to the increase of revenue from sales of units in Tianjin Spring Royal Palace which was launched in the fourth quarter of 2015. Gross profit for the Tianjin segment was US$17.1 million for the year ended December 31, 2016, increasing by US$16.0 million from US$1.1 million for the year ended December 31, 2015. Operating income was US$0.5 million for the year ended December 31, 2016, representing an increase from an operating loss of US$8.9 million for the year ended December 31, 2015. Such increase was due to the increase in revenue as described above.

Xi’an, Shaanxi. In the first quarter of 2016, we obtained control over Shaanxi Zhongmao Economy Development Co., Ltd. which was previously accounted under equity method investment. We commenced sales of our first project in the Xi’an region, Xi'an Metropolitan. Total revenue for the year ended December 31, 2016 was US$126.8 million, gross profit was US$35.3 million for the year ended December 31, 2016 and the operating income was US$25.1 million for the year ended December 31, 2016.

The U.S. Total revenue increased by US$150.5 million from US$1.5 million for the year ended December 31, 2015 to US$152.0 million for the year ended December 31, 2016. The increase was due to the delivery of the New York Oosten project in 2016, of which the revenue was recognized under the full accrual method. This region had a gross profit of US$23.2 million and an operating income of US$12.2 million in the year ended December 31, 2016.

Others. Other revenue of US$30.8 million for the year ended December 31, 2016 consisted of real estate-related services, including, among others, property management services, broadband network installation, landscaping services and consulting services. These services generated a gross profit of US$7.4 million in the year ended December 31, 2016, compared to a gross profit of US$3.5 million in the year ended December 31, 2015.

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

Status of Projects as of December 31, 2016

The status of each of our projects under construction as of December 31, 2016, which were accounted for using the percentage of completion method and full accrual method, is discussed below.

Xuzhou Colorful City

As of December 31, 2016, the carrying value of this project was US$29.6 million, net of profit recognized and progress billings. As of December 31, 2016, the cumulative cost incurred on the project was US$107.2 million relative to total estimated cost of US$131.9 million. In the year ended December 31, 2016, we had contract sales of US$18.3 million with area sold of 11,000 square meters at an average selling price of US$1,665 per square meter. Sales for this project began in November 2013 and cumulative contract sales through December 31, 2016 were US$110.3 million with total area sold of 78,570 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$194.8 million, or US$188.9 million net of business tax, relative to the total estimated cost of US$131.9 million, generating a gross margin of 30.2%.

Kunshan Royal Palace

As of December 31, 2016, the carrying value of this project was US$39.3 million, net of profit recognized and progress billings. As of December 31, 2016 the cumulative cost incurred on the project was US$249.4 million relative to total estimated cost of US$261.3 million. In the year ended December 31, 2016, we had contract sales of US$143.1 million with area sold of 64,105 square meters at an average selling price of US$2,232 per square meter. Sales for this project began in November 2013 and cumulative contract sales through December 31, 2016 were US$420.2 million with total area sold of 263,553 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$477.4 million, or US$457.9 million net of business tax, relative to the total estimated cost of US$261.3 million, generating a gross margin of 42.9%.

Jinan Royal Palace

As of December 31, 2016, the carrying value of this project was US$169.7 million, net of profit recognized and progress billings. As of December 31, 2016 the cumulative cost incurred on the project was US$381.2 million relative to total estimated cost of US$532.9 million. In the year ended December 31, 2016, we had contract sales of US$115.6 million with area sold of 102,608 square meters at an average selling price of US$1,126 per square meter. Sales for this project began in June 2014 and cumulative contract sales through December 31, 2016 were US$255.1 million with total area sold of 249,150 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$635.8 million, or US$624.2 million net of business tax, relative to the total estimated cost of US$532.9 million, generating a gross margin of 14.6%.

Xingyang Splendid Phase II

As of December 31, 2016, the carrying value of this project was US$39.6 million, net of profit recognized and progress billings. As of December 31, 2016, the cumulative cost incurred on the project was US$50.4 million relative to total estimated cost of US$87.2 million. In the year ended December 31, 2016, we had contract sales of US$39.6 million with area sold of 47,194 square meters at an average selling price of US$840 per square meter. Sales for this project began in December 2014 and cumulative contract sales through December 31, 2016 were US$48.5 million with total area sold of 54,410 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$135.7 million, or US$134.5 million net of business tax, relative to the total estimated cost of US$87.2 million, generating a gross margin of 35.2%.

Chengdu Thriving Family

As of December 31, 2016, the carrying value of this project was US$202.6 million, net of profit recognized and progress billings. As of December 31, 2016 the cumulative cost incurred on the project was US$288.8 million relative to total estimated cost of US$312.1 million. In the year ended December 31, 2016, we had contract sales of US$79.0 million with area sold of 81,660 square meters at an average selling price of US$968 per square meter. Sales for this project began in November 2014 and cumulative contract sales through December 31, 2016 were US$131.7 million with total area sold of 146,081 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$361.0 million, or US$355.8 million net of business tax, relative to the total estimated cost of US$312.1 million, generating a gross margin of 12.3%.

Changsha Xinyuan Splendid

As of December 31, 2016, the carrying value of this project was US$135.6 million, net of profit recognized and progress billings. As of December 31, 2016 the cumulative cost incurred on the project was US$216.6 million relative to total estimated cost of US$242.8 million. In the year ended December 31, 2016, we had contract sales of US$108.4 million with area sold of 105,602 square meters at an average selling price of US$1,027 per square meter. Sales for this project began in November 2014 and cumulative contract sales through December 31, 2016 were US$177.3 million with total area sold of 189,054 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$344.1 million, or US$337.7 million net of business tax, relative to the total estimated cost of US$242.8 million, generating a gross margin of 28.1%.

Sanya Yazhou Bay No.1

As of December 31, 2016, the carrying value of this project was US$137.3 million, net of profit recognized and progress billings. As of December 31, 2016 the cumulative cost incurred on the project was US$157.2 million relative to total estimated cost of US$183.0 million. In the year ended December 31, 2016, we had contract sales of US$8.2 million with area sold of 5,391 square meters at an average selling price of US$1,520 per square meter. Sales for this project began in November 2014 and cumulative contract sales through December 31, 2016 were US$32.7 million with total area sold of 17,162 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$285.0 million, or US$282.4 million net of business tax, relative to the total estimated cost of US$183.0 million, generating a gross margin of 35.2%.

Jinan Xin Central

As of December 31, 2016, the carrying value of this project was US$67.3 million, net of profit recognized and progress billings. As of December 31, 2016 the cumulative cost incurred on the project was US$187.9 million relative to total estimated cost of US$258.8 million. In the year ended December 31, 2016, we had contract sales of US$72.6 million with area sold of 47,307 square meters at an average selling price of US$ 1,535 per square meter. Sales for this project began in May 2015 and cumulative contract sales through December 31, 2016 were US$169.0 million with total area sold of 114,559 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$348.0 million, or US$340.3 million net of business tax, relative to the total estimated cost of US$258.8 million, generating a gross margin of 24.0%.

Henan Xin Central I

As of December 31, 2016, the carrying value of this project was US$0.5 million, net of profit recognized and progress billings. As of December 31, 2016 the cumulative cost incurred on the project was US$168.6 million relative to total estimated cost of US$249.1 million. In the year ended December 31, 2016, we had contract sales of US$161.6 million with area sold of 127,088 square meters at an average selling price of US$1,271 per square meter. Sales for this project began in July 2015and cumulative contract sales through December 31, 2016 were US$249.9 million with total area sold of 204,508 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$351.1 million, or US$343.7 million net of business tax, relative to the total estimated cost of US$249.1 million, generating a gross margin of 27.5%.

Zhengzhou Xindo Park

As of December 31, 2016, the carrying value of this project was US$75.4 million, net of profit recognized and progress billings. As of December 31, 2016 the cumulative cost incurred on the project was US$100.5 million relative to total estimated cost of US$128.9 million. In the year ended December 31, 2016, we had contract sales of US$38.5 million with area sold of 39,303 square meters at an average selling price of US$979 per square meter. Sales for this project began in April 2015 and cumulative contract sales through December 31, 2016 were US$80.2 million with total area sold of 71,232 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$191.0 million, or US$188.3 million net of business tax, relative to the total estimated cost of US$128.9 million, generating a gross margin of 31.5%.

Zhengzhou Fancy City I

As of December 31, 2016, the carrying value of this project was US$1.1 million, net of profit recognized and progress billings. As of December 31, 2016 the cumulative cost incurred on the project was US$100.0 million relative to total estimated cost of US$160.5 million. In the year ended December 31, 2016, we had contract sales of US$103.2 million with area sold of 76,608 square meters at an average selling price of US$1,347 per square meter. Sales for this project began in October 2015 and cumulative contract sales through December 31, 2016 were US$172.4 million with total area sold of 134,160 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$230.5 million, or US$224.6 million net of business tax, relative to the total estimated cost of US$160.5 million, generating a gross margin of 28.6%.

Tianjin Spring Royal Palace

As of December 31, 2016, the carrying value of this project was US$13.2 million, net of profit recognized and progress billings. As of December 31, 2016 the cumulative cost incurred on the project was US$102.1 million relative to total estimated cost of US$279.9 million. In the year ended December 31, 2016, we had contract sales of US$110.2 million with area sold of 96,006 square meters at an average selling price of US$1,148 per square meter. Sales for this project began in October 2015 and cumulative contract sales through December 31, 2016 were US$128.4 million with total area sold of 110,070 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$478.8 million, or US$475.1 million net of business tax, relative to the total estimated cost of US$279.9 million, generating a gross margin of 41.0%.

Xi’an Metropolitan

As of December 31, 2016, the carrying value of this project was US$166.3 million, net of profit recognized and progress billings. As of December 31, 2016 the cumulative cost incurred on the project was US$304.7 million relative to total estimated cost of US$323.8 million. In the year ended December 31, 2016, we had contract sales of US$107.4 million with area sold of 90,439 square meters at an average selling price of US$1,187 per square meter. Sales for this project began in December 2014 and cumulative contract sales through December 31, 2016 were US$224.0 million with total area sold of 212,763 square meters.

On October 21, 2013, the Group acquired a 51% equity interest in a joint venture, Shaanxi Zhongmao Economy Development Co., Ltd. ("Shaanxi Zhongmao"), On February 23, 2016, the Group acquired an additional 14.98% equity interest of Shaanxi Zhongmao. Upon completion of this acquisition and amendment of the articles association, the Group obtained control over Shaanxi Zhongmao through its 65.98% voting interests of Shaanxi Zhongmao.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$459.1 million, or US$449.8 million net of business tax, relative to the total estimated cost of US$323.8 million, generating a gross margin of 28.0%.

Zhengzhou Fancy City II (South)

As of December 31, 2016, the carrying value of this project was US$0.2 million, net of profit recognized and progress billings. As of December 31, 2016 the cumulative cost incurred on the project was US$54.9 million relative to total estimated cost of US$96.7 million. Sales for this project began in June 2016. In the year ended December 31, 2016, we had contract sales of US$80.3 million with area sold of 53,165 square meters at an average selling price of US$1,510 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$140.1 million, or US$139.3 million net of business tax, relative to the total estimated cost of US$96.7 million, generating a gross margin of 30.6%.

Kunshan Xindo Park

As of December 31, 2016, the carrying value of this project was US$36.1 million, net of profit recognized and progress billings. As of December 31, 2016 the cumulative cost incurred on the project was US$97.2 million relative to total estimated cost of US$153.6 million. Sales for this project began in July 2016.In the year ended December 31, 2016, we had contract sales of US$88.4 million with area sold of 31,504 square meters at an average selling price of US$2,805 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$261.7 million, or US$260.4 million net of business tax, relative to the total estimated cost of US$153.6 million, generating a gross margin of 41.0%.

Zhengzhou International New City I (Zhengzhou Shilipu project)

As of December 31, 2016, the carrying value of this project was US$87.4 million, net of profit recognized and progress billings. As of December 31, 2016 the cumulative cost incurred on the project was US$143.2 million relative to total estimated cost of US$448.8 million. Sales for this project began in September 2016. In the year ended December 31, 2016, we had contract sales of US$80.7 million with area sold of 49,945 square meters at an average selling price of US$1,615 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$639.1 million, or US$635.2 million net of business tax, relative to the total estimated cost of US$448.8 million, generating a gross margin of 29.4%.

Henan Xin Central II

As of December 31, 2016, the carrying value of this project was US$44.1 million, net of profit recognized and progress billings. As of December 31, 2016 the cumulative cost incurred on the project was US$53.7 million relative to total estimated cost of US$117.8 million. Sales for this project began in October 2016. In the year ended December 31, 2016, we had contract sales of US$14.8 million with area sold of 9,007 square meters at an average selling price of US$1,647 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$175.9 million, or US$174.8 million net of business tax, relative to the total estimated cost of US$117.8 million, generating a gross margin of 32.6%.

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

Full accrual method

Revenue from sales of development properties in the United States where the construction period, the period from the construction permit award date to the unit delivery date is expected to be 12 months or less, or the construction period is expected to be longer than 12 months and sales prices are not certain to be collected is recognized by the full accrual method when the sale is consummated and the unit has been delivered. Revenue from and the sale of properties held for sale is recognized by the full accrual method at the time of the closing of an individual unit sale. This occurs when title to the property is transferred to the buyer. A sale is not considered consummated until (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing of which the seller is responsible has been arranged, (d) all conditions precedent to closing have been performed, (e) the seller does not have substantial continuing involvement with the property, and (f) the usual risks and rewards of ownership have been transferred to the buyer. In addition, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, must not be subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability. Cost of sales is recognized by determining the ratio of the area of the relevant units completed and sold to the estimated total project area, and applying that ratio to the estimated total project costs.

For the year ended December 31, 2014, revenue was recognized in the amount of US$4.9 million for the sales of 7 of 15 finished condominium units located in Irvine, California. For the year ended December 31, 2015, revenue was recognized in the amount of US$0.8 million for the resale of the remaining parcels of the Northern Nevada Land Portfolio and US$0.8 million for the sales of the remaining 1 finished condominium unit located in Irvine, California. For the year ended December 31, 2016, revenue was recognized in the amount of US$152.0 million for the sales of 106 units of the New York Oosten project.

Percentage-of-completion method

Revenue and profit from the sale of development properties in the PRC is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met:

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

The Group offered certain homebuyers seller-financing arrangements. All the homebuyers entered into such arrangement were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via the Group’s management reporting procedures. The Group provides longer payment terms to particular home buyers after applying strict credit requirements based on the Group’s credit policy. Under the seller-financed contract arrangements, the buyer pays the purchase price for the residential unit in installment payments over one year. These contracts require a minimum down payment upon the contract execution date, followed by subsequent installment payments and a final payment upon delivery of the unit.

Since 2013, PRC banks have tightened the distributions of mortgage loans to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. The Group took the position that the processing periods of the contracts with underlying mortgage loans exceeding one year cannot be recognized as revenue under the percentage of completion method. As a result, the Group reversed contracted sales amounts of US$10.6 million in aggregate related to sales contracts of 79 apartments when determining revenue to be recognized under the percentage of completion method in 2016.

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

The effect of changes to total estimated contract cost or revenues, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under accounts receivable . Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits. As of December 31, 2015 and December 31, 2016, the gross amounts received from customers in excess of revenues recognized were US$280.2 million and US$605.6 million, respectively.

Any losses occurred or forecast to occur on real estate transactions are recognized in the period in which the loss is first anticipated.

Real estate management services income is ratably recognized as services are provided over the term of the property management agreements. Employee salaries, water and electricity charges are recorded as the cost of real estate management services income.

Real estate lease income is generally recognized on a straight-line basis over the terms of the tenancy agreements. Depreciation cost and maintenance cost of the property are recorded as the cost of real estate lease income.

Other revenue includes services ancillary to the Group’s real estate projects, including landscaping and computer network engineering. Landscaping and computer network engineering income is recognized when services are provided.

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

Real estate properties development completed and under development

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

For the years ended December 31, 2014, 2015 and 2016, we did not recognize any impairment for real estate properties completed and under development.

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

In accordance with ASC 360, Property, Plant and Equipment (“ASC 360”), real estate properties held for lease is subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

For the years ended December 31, 2014, 2015 and 2016, we did not recognize any impairment for real estate properties held for lease.

Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2016 real estate development projects (Chengdu Thriving Family, Chengdu Xinyuan Splendid I, Zhengzhou Xin City, Henan Thriving Family, Suzhou Xin City, Suzhou Lake Royal Palace, Jinan Royal Palace, Kunshan Royal Palace, Xi'an Metropolitan, Shanghai Royal Palace, Zhengzhou Xindo Park, Jinan Xin Central, Henan Xin Central I, Zhengzhou Fancy City I, and Tianjin Spring Royal Palace ), which recognized gross profits in 2015, had changes in their estimated gross profit margins. As of December 31, 2016, each of these projects has a percentage of completion at 36.5% or more. As the unit sales and selling prices were on an upward trend during the year ended December 31, 2016, the Group revised upwards its prior estimates related to selling prices and total estimated sales values in conjunction with the change in total estimated costs, which led to a decrease of the percentage sold and thus a decrease in the recognized costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share increased by US$61.2 million (2014: US$10.8 million, 2015: US$52.1 million), US$45.9 million (2014: US$8.1 million, 2015: US$39.1 million), US$0.34 per share (2014: US$0.05 per share, 2015: US$0.27 per share), US$0.33 per share (2014: US$0.05 per share, 2015: US$0.27 per share), respectively, for the year ended December 31, 2016.

Recently Issued Accounting Pronouncements

Please see the more detailed discussion in Note 2 to our consolidated financial statements included elsewhere in this annual report.

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

In addition to our land acquisitions, we expect to incur material project development costs on the acquired land. Our cash needs can only be partially satisfied by construction loans and future cash flows from real estate projects under development in the upcoming fiscal year. To ensure that we have sufficient funds to secure attractive land parcels and cover material project development costs, which are vital to our growth strategy, we have chosen to maintain a certain level of cash reserves on hand. In addition, we are required to maintain restricted cash deposits by banks that provide loans to us and our customers. The amount of the restricted cash deposits will vary based on the amount of the related loans. As of December 31, 2016, approximately US$328.5 million, or 36.2% of our total cash balance reserve, were restricted cash.

Since our 2007 IPO, we have mainly been acquiring land parcels through public auctions in the PRC. During 2013, we acquired one parcels of land in Suzhou for the total amount of US$159.1 million. In 2014, we purchased parcels in Jinan City, Chengdu City and Changsha City for aggregate land use rights costs of approximately US$460.4 million. Starting from second half of 2012, apart from public auctions, we adopted a negotiated land acquisition model as an additional approach to secure land in China. In 2013, we entered into two framework cooperation agreements with local governments and paid advances in the aggregate amount of US$333.1 million. These advances have been or will be deducted from land cost if we succeed in auction bids for the relevant properties. In 2013, we chose not to participate in the bidding for one parcel of land in Jiangsu Province through this new acquisition model; the advance payment and interest of US$28.6 million were refunded to us. An aggregate of total US$92.3 million of advance payments related to the remaining land parcels that we successfully acquired were transferred to land cost, including payments for three parcels of land in Xingyang for an aggregate price of US$39.7 million and two parcels of land in Zhengzhou for US$52.6 million. In 2014, we entered into one framework cooperation agreement with a local government and paid advances in the aggregate amount of US$209.2 million. These advances have been or will be deducted from land cost if we succeed in auction bids. A total US$131.5 million of advance payments related to land parcels we successfully acquired were transferred to land cost, including payments for three parcels of land in Xingyang for the amount of US$27.1 million and two parcels of land in Xi’an for the amount of US$104.4 million. During 2015, we acquired six parcels in Zhengzhou City and Tianjin City for aggregate land costs of approximately US$232.9 million. In 2013, we started to acquire parcels of land by acquisitions of the equity interests of companies holding land. In 2013, we purchased one parcel of land in Kunshan through acquisition of a local real estate company for an aggregate consideration of approximately US$93.1 million. In 2014, we purchased two parcels of land in Sanya City and Shanghai City through acquisition of local real estate companies for an aggregate consideration of approximately US$58.3 million US$149.4 million, respectively. During 2015, we acquired one parcel in Jinan City through the acquisition of one company for consideration of US$16.2 million. During 2016, we acquired six parcels in Zhengzhou City for aggregate land costs of approximately US$210.0 million, and we acquired three parcels in Beijing, Kunshan and Changsha through the acquisition of three companies for total consideration of US$159.5 million.

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

Cash Flows

	Year Ended December 31,
	2014	2015	2016
	(US$ in thousands)

Net cash used in operating activities	(884,314)	(4,535)	(159,881)

Net cash (used in) provided by investing activities	(15,892)	(35,003)	4,468

Net cash provided by financing activities	455,066	306,282	375,230

Net (decrease) increase in cash and cash equivalents	(445,140)	266,744	219,817

Effect of exchange rate changes on cash and cash equivalents	(1,484)	(19,711)	(29,101)

Cash and cash equivalents at beginning of year	587,119	140,495	387,528

Cash and cash equivalents at end of year	140,495	387,528	578,244

Operating Activities

Net cash used in operating activities was US$159.9 million for the year ended December 31, 2016, primarily attributable to an increase in real estate property development completed of US$429.4 million, an increase in real estate properties held for lease of US$100.4 million, an increase in other deposits and prepayments of US$258.4 million, an increase in amounts paid for deposits for land use rights of US$129.5 million, partially offset by US$79.5 million in net income, a decrease in customer deposits of US$101.9 million,a decrease in real estate property under development of US$346.7 million, a decrease in other receivables of US$114.2 million, and a decrease in other payables and accrued liabilities of US$101.4 million.

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

Proceeds from pre-sales of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sales proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sales are affected by a number of factors, including restrictions on pre-sales imposed by PRC law, market demand for our properties subject to pre-sales, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sales payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. At December 31, 2014, 2015 and 2016, we recorded current liabilities consisting of customer deposits of US$107.2 million, US$64.5 million and US$150.5 million, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash in flow to the extent possible.

Investing Activities

Net cash provided by investing activities was US$4.5 million in the year ended December 31, 2016, mainly attributable to the acquisition of subsidiaries (net of cash acquired), partially offset by the acquisition of other equity method investments and purchase of property and equipment.

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

Financing Activities

Net cash provided by financing activities was US$375.2 million in the year ended December 31, 2016, and was primarily attributable to the proceeds from short-term, long-term bank loans and other debt in the aggregate of US$1,836.9 million, a decrease of restricted cash of US$31.4 million, partially offset by repayments of short-term, long-term bank loans and other debt in the aggregate of US$1,497.2 million, repurchases of ADSs of US$33.7 million and dividend distributions of US$20.5 million.

Net cash provided by financing activities was US$306.3 million in the year ended December 31, 2015, and was primarily attributable to the proceeds from short-term, long-term bank loans and other debt in the aggregate of US$1,086.1 million, a decrease of restricted cash of US$53.9 million, partially offset by repayments of short-term, long-term bank loans and other debt in the aggregate of US$802.2 million, repurchases of ADSs of US$6.6 million and dividend distributions of US$14.8 million.

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

Bank Borrowings and other debt

Bank borrowings and other debt are an important source of funding for our property developments. Our borrowings as of December 31, 2014, 2015 and 2016, respectively, were as follows.

	As of December 31,
	2014	2015	2016
	(US$)	(US$)	(US$)

Short-term bank loans and other debt	293,449,741	222,226,246	178,576,151

Long-term bank loans	52,296,127	13,859,800	235,885,009

Other debt	576,204,491	910,007,958	974,791,324

Current portion of long-term bank loans and other debt	586,841,245	594,834,196	704,695,082

Total	1,508,791,604	1,740,928,200	2,093,947,566

As of December 31, 2014, 2015 and 2016 the weighted average interest rate on our short-term bank loans was 7.62%, 1.71% and 6.53%, respectively. As of December 31, 2014, US$163.4 million of the short-term bank loans were denominated in Renminbi and are secured by associated land use rights and real estate under development. The remaining US$130.0 million was denominated in U.S. dollars and was secured by the equivalent amount of RMB bank deposit. As of December 31, 2015, all of the short-term bank loans were denominated in U.S. dollars and are secured by the equivalent amount of RMB bank deposit. As of December 31, 2016, US$144.2 million of the short-term bank loans were denominated in Renminbi and are secured by associated land use rights and real estate under development. The remaining US$34.4 million was denominated in U.S. dollars and was secured by the equivalent amount of RMB bank deposit.

As of December 31, 2014, 2015 and 2016, the weighted average interest rate on our long-term bank loans, including their current portion, was 7.43%, 7.23% and 5.07%, respectively. As of December 31, 2014, all of the long-term bank loans were denominated in Renminbi and were secured by associated land use rights, real estate under development and the 100% equity interest of Henan Xinyuan Wanzhuo Real Estate Co., Ltd. and Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. As of December 31, 2015, all of the long-term bank loans were denominated in Renminbi and were secured by associated land use rights and real estate under development. As of December 31, 2016, US$253.3 million of the long-term bank loans were denominated in Renminbi and are secured by associated land use rights. The remaining US$64.8 million was denominated in U.S. dollars and was secured by the equivalent amount of RMB bank deposit.

Since June 2003, commercial banks have been prohibited under the PBOC guidelines from advancing loans to fund the payment of land use rights. In addition, the PRC government also encourages property developers to use internal funds to develop their property projects. Under guidelines jointly issued by the MOHURD and other PRC government authorities in August 2004, commercial banks in China are not permitted to lend funds to property developers with an internal capital ratio, calculated by dividing the internal funds available by the total capital required for the project, of less than 35%. These internal capital ratio requirements have limited the amount of bank financing that property developers, including us, are able to obtain.

Debt Securities Issued in 2013, 2016 and 2017

During 2013, we issued approximately US$475.76 million aggregate principal amount of debt securities in three separate transactions. On May 3, 2013, we issued US$200 million aggregate principal amount of May 2018 Senior Secured Notes. On September 19, 2013 we issued the Convertible Note in the aggregate principal amount of approximately US$75.76 million together with 12,000,000 common shares to a single institutional investor. On December 6, 2013, we issued US$200 million aggregate principal amount of June 2019 Senior Secured Notes. On August 30, 2016, we issued US$300 million aggregate principal amount of 8.125% senior notes due 2019.On February 28, 2017, we issued US $300 million aggregate principal amount of 7.75% senior notes due 2021. The terms of each debt security are discussed in more detail below. We redeemed the Convertible Note in 2014. See "Convertible Note," below. We redeemed the May 2018 Senior Secured Notes in 2016. See "May 2018 Senior Secured Notes," below.

The May 2018 Senior Secured Notes, the June 2019 Senior Secured Notes, the August 2019 Senior Secured Notes and the February 2021 Senior Secured Notes were issued without registration under the Securities Act in offerings conducted outside the United States pursuant to Regulation S under the Securities Act.

The Convertible Note and shares were issued without registration under the Securities Act pursuant to an exemption for issuance and subs not involving any public offering.

Senior Secured Notes

Our obligations under the June 2019 Senior Secured Notes, the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the indenture governing the June 2019 Senior Secured Notes (the “June 2019 Indenture”), the indenture governing the August 2019 Senior Secured Notes (the “August 2019 Indenture”), and the indenture governing the February 2021 Senior Secured Notes (the “February 2021 Indenture”) have been guaranteed initially by certain of our wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and Xinyuan International (HK) Property Investment Co., Limited (the "Subsidiary Guarantors") and will be guaranteed by such other of our future subsidiaries in accordance with the terms of the applicable Indenture. Our obligations under the June 2019 Senior Secured Notes, the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the June 2019 Indenture, the August 2019 Indenture and the February 2021 Indenture are secured by a pledge of the capital stock of our wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd. and Elite Quest Holdings Ltd. During the period the May 2018 Senior Secured Notes were outstanding, we had similar obligations under the May 2018 Senior Secured Notes and the indenture governing the May 2018 Senior Secured Notes (the “ May 2018 Indenture”).

In February 2015, pursuant to a consent solicitation to the holders of the May 2018 Senior Secured Notes and the June 2019 Senior Secured Notes, we amended the May 2018 Indenture and the June 2019 Indenture to give us additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include amendments that allow us to: (i) incur additional Indebtedness (as defined in the Indentures) in furtherance of our business plans; (ii) make certain Restricted Payments (as defined in the Indentures) and Permitted Investments (as defined in the Indentures); and (iii) make certain deemed Investments (as defined in the Indentures) without having to satisfy the Fixed Charge Coverage Ratio (as defined in the Indentures) requirement. The amendments also amend (i) the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant in the Indentures to the extent that we believe necessary as a result of the amendments to other covenants and (ii) the “Limitation on Asset Sales” covenant in the Indentures to remove the Fixed Charge Coverage Ratio requirement for Asset Dispositions (as defined in the Indentures). The amendments also amended certain related definitions in the Indentures.

In February 2016, through a consent solicitation to the holders of the May 2018 Senior Secured Notes and the June 2019 Senior Secured Notes, we amended the May 2018 Indenture and the June 2019 Indenture to give us additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include: (i) amend the provisions relating to future Subsidiary Guarantors, JV Subsidiary Guarantors and pledged subsidiary Capital Stock (each, as defined in the Indentures); (ii) amend the “Limitation on Indebtedness and Preferred Stock” covenant; (iii) amend the “Limitation on Transactions with Shareholders and Affiliates” covenant and the provisions relating to “Designation of Restricted Subsidiaries and Unrestricted Subsidiaries”; (iv) amend the definition of “Permitted Investment” and the “Limitation on Restricted Payments” covenant; and (v) remove the “Limitation on the Company’s Business Activities” covenant and amend the related definitions and provisions. The amendments also clarify certain other provisions in the Indentures.

The June 2019 Indenture, the August 2019 Indenture and the February 2021 Indenture continue to contain certain covenants that, among others, restrict our ability and the ability of our restricted subsidiaries (as defined in the applicable Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the June 2019 Senior Secured Notes, the August 2019 Senior Secured Notes or the February 2021 Senior Secured Notes, as applicable, or other assets, to make certain other payments and to engage in transactions with affiliates and holders of more than 10% of our common shares, subject to certain qualifications and exceptions and the satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the applicable Indenture) of 2.75 to 1.0(reduced from 2.75 to 1.0 effective August 2016), 2.50 to 1.0, and 2.0 to 1.0, respectively. Certain of these limitations, including restrictions on the incurrence of certain indebtedness or issuances of preferred stock, the making of certain payment or investments, payments of dividends, and sales of assets will be suspended if the June 2019 Senior Secured Notes, the August 2019 Senior Secured Notes or the February 2021 Senior Secured Notes, as applicable, obtain and retain an investment grade rating.

Additional information regarding the May 2018 Senior Secured Notes, the June 2019 Senior Secured Notes, the August 2019 Senior Secured Notes and the February 2021 Senior Secured Notes is set forth below.

May 2018 Senior Secured Notes

The May 2018 Senior Secured Notes bore interest at 13.25% per annum payable semi-annually. Interest was payable on May 3 and November 3 of each year, commencing November 3, 2013. The final maturity date of the May 2018 Senior Secured Notes was May 3, 2018.

The Company had the option to redeem the May 2018 Senior Secured Notes, in whole or in part, at a redemption price equal to 106.6250% of principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date, during the 12 month period commencing on May 3, 2016 or at a redemption price equal to 103.3125% of the principal amount, plus accrued and unpaid interest, if any to (but excluding) the redemption date, during the 12 month period commencing on May 3, 2017.

At any time prior to May 3, 2016, the Company could at its option redeem the May 2018 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the May 2018 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. "Applicable Premium" meant with respect to any Senior Note due 2018 at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of the redemption price of such Note on May 3, 2016, plus all required remaining scheduled interest payments due on such Note through May 3, 2016 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the May 2018 Indenture) plus 100 basis points, over (B) the principal amount of such Note on such redemption date.

At any time prior to May 3, 2016, the Company could redeem up to 35% of the aggregate principal amount of the May 2018 Senior Secured Notes with the net cash proceeds of one or more sales of the Company's common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 113.25% the principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the Senior Notes issued on May 3, 2013 remained outstanding after each such redemption.

Following any Change of Control Triggering Event, the Company was obligated to make an offer to purchase all outstanding May 2018 Senior Secured Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any to (but not including) the offer to purchase payment date. A "Change of Control Triggering Event" meant the occurrence of both a Change of Control (as defined in the May 2018 Indenture) and specified decline in the ratings of the Senior Notes within six months after the date of public notice of the occurrence of a Change of Control or the intention by the Company or any other person to effect a Change of Control.

On October 18, 2016, we redeemed an aggregate principal amount of US$183,000,000 of all outstanding May 2018 Senior Secured Notes on October 18, 2016 at the redemption price equal to 106.625% of the principal amount thereof, being US$195,123,750, plus accrued and unpaid interest of US$11,113,590 to October 18, 2016. The total redemption price paid by the Company on October 18, 2016 was US$206,237,340. The Company funded the redemption using the proceeds from the offering of its August 2019 Senior Secured Notes.

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

Following any Change of Control Triggering Event, we must make an offer to purchase all outstanding June 2019 Senior Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any, to (but not including) the offer to purchase payment date. A “Change of Control Triggering Event” means the occurrence of both a Change of Control (as defined in the June 2019 Indenture) and specified decline in the ratings of the Notes within six month after the date of public notice of the occurrence of a Change of Control or the intention by us or any other person to effect a Change of Control.

August 2019 Senior Secured Notes

On August 30, 2016, we issued an aggregate principal amount of US$300,000,000 of the August 2019 Senior Secured Notes. The August 2019 Senior Secured Notes bear interest at 8.125% per annum payable semi-annually. Interest will be payable on February 28 and August 30 of each year, commencing February 28, 2017. The August 2019 Senior Secured Notes have a three year term maturing on August 30, 2019.

At any time prior to August 30, 2019, we may at our option redeem the August 2019 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the August 2019 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any August 2019 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such August 2019 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such August 2019 Senior Secured Note, plus all required remaining scheduled interest payments due on such August 2019 Senior Secured Note through the maturity date of the August 2019 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the August 2019 Indenture) plus 100 basis points, over (B) the principal amount of such August 2019 Senior Secured Note on such redemption date.

At any time prior to August 30, 2019, we may redeem up to 35% of the aggregate principal amount of the August 2019 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 108.125% of the principal amount of the August 2019 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the August 2019 Senior Secured Notes issued on August 30, 2016 remain outstanding after each such redemption.

Following any Change of Control Triggering Event, we must make an offer to purchase all outstanding August 2019 Senior Secured Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any, to (but not including) the offer to purchase payment date. A “Change of Control Triggering Event” means the occurrence of both a Change of Control (as defined in the August 2019 Indenture) and specified decline in the ratings of the August 2019 Senior Secured Notes within six months after the date of public notice of the occurrence of a Change of Control or the intention by us or any other person to effect a Change of Control.

February 2021 Senior Secured Notes

On February 28, 2017, we issued an aggregate principal amount of US$300,000,000 of the February 2021 Senior Secured Notes. The February 2021 Senior Secured Notes bear interest at 7.75% per annum payable semi-annually. Interest will be payable on February 28 and August 28 of each year, commencing August 28, 2017. The February 2021 Senior Secured Notes have a four year term maturing on February 28, 2021.

At any time prior to February 28, 2021, we may at our option redeem the February 2021 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the February 2021 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any February 2021 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such February 2021 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such February 2021 Senior Secured Note, plus all required remaining scheduled interest payments due on such February 2021 Senior Secured Note through the maturity date of the February 2021 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the February 2021 Indenture) plus 100 basis points, over (B) the principal amount of such February 2021 Senior Secured Note on such redemption date.

At any time prior to February 28, 2021, we may redeem up to 35% of the aggregate principal amount of the February 2021 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 107.75% of the principal amount of the February 2021 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the February 2021 Senior Secured Notes issued on February 28, 2017 remain outstanding after each such redemption.

Following any Change of Control Triggering Event, we must make an offer to purchase all outstanding February 2021 Senior Secured Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any, to (but not including) the offer to purchase payment date. A “Change of Control Triggering Event” means the occurrence of both a Change of Control (as defined in the February 2021 Indenture) and specified decline in the ratings of the February 2021 Senior Secured Notes within six months after the date of public notice of the occurrence of a Change of Control or the intention by us or any other person to effect a Change of Control.

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

Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan (China) Real Estate, Ltd may adjust the applicable coupon rate and the holders have the right within a specified time period to require the company to repurchase the bonds following the company's announcement of whether it intends to adjust the interest rate.

The bonds contain restrictions on certain business activities of Xinyuan (China) Real Estate Ltd. when in default on payment of interest or principal, including, among others, limitations on distributions of net income, limitations on certain expenditures, or business combination transactions.

On August 15, 2016, Xinyuan (China) Real Estate, Ltd. issued a new tranche of onshore corporate bonds with an aggregate principal amount of RMB1.5 billion (US$216 million) due on August 15, 2019 (the “New Tranche”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on August 15 of each year, commencing August 15, 2017. Given that the New Tranche is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the New Tranche under the requirements of ASC 815, Derivatives and Hedging. The New Tranche was issued at par. Upon the first anniversary of the issuance of the New Tranche, Xinyuan (China) Real Estate Ltd may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. Therefore, the entire amount of the New Tranche has been classified as current liabilities as of December 31, 2016.

Capital Expenditures

Our capital expenditures were US$18.7 million, US$39.1 million and US$6.5 million in 2014, 2015 and 2016, respectively. Our capital expenditures in 2014, 2015 and 2016 were mainly used for building improvements, and purchase of aircraft, vehicles, fixtures and furniture and computer network equipment. The source of our capital expenditures is primarily the cash flow generated from operating activities.

As of December 31, 2016, we had outstanding commitments with respect to non-cancelable construction contracts for real estate development in the amount of US$347.1 million.

C.	Research and Development, Patent and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

As of December 31, 2015 and 2016, we guaranteed mortgage loans in the aggregate outstanding amount of US$1,513.7 million and US$1,672.9, respectively.

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

We paid US$1.5 million, US$0.6 million and US$1.8 million to satisfy guarantee obligations related to customer defaults for the years ended December 2013, 2014 and 2016, respectively. The fair value of the guarantees is not significant and we consider that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in our consolidated financial statements.

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

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2016, our contractual obligations amounted to US$2,812.6 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated.

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(US$ in thousands)
Long-term debt obligations:
long-term bank loans	235,885	-	168,617	67,268	-
interest on long-term bank loans (1)	33,212	11,691	17,016	4,505	-
other long-term debt	974,791		546,066	412,508	16,217
interest on other long-term debt (2)	263,181	84,836	143,572	32,882	1,891
current portion of long-term bank loan and other debt	704,695	704,695
interest on current portion of long-term bank loan and other debt (1)	49,712	49,712
Short-term debt obligations
short-term bank loans	178,576	178,576
interest on short-term debt obligations (3)	7,338	7,338
Operating lease obligations	9,241	4,884	4,357
Non-cancellable construction contract obligations	347,145	317,775	25,782	3,588	-
Capital lease obligations (4)	24,166	5,837	11,148	7,181
Total	2,827,942	1,365,344	916,558	527,932	18,108

(1)	Our long-term bank loans, including current portion, bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans, including current portion, is calculated based on the current interest rate of each loan, ranging from 4.75% to 6.175% per annum, using the PBOC benchmark rate of 4.75% as of December 31, 2016. Interest on the current portion of other debts calculated at rates ranging from 4.99% to11.0% per annum.
(2)	Interest on other long-term debt is calculated based on the interest rates for relevant loans, ranging from 5.95% to 13.0% per annum.
(3)	Interest on short-term loans is calculated based on the interest rates for relevant loans, ranging from 2.02% to 8.30% per annum.
(4)	In 2012, one of our subsidiaries entered into a capital lease agreement to lease an aircraft, and in 2016, another one of our subsidiaries entered into a sale and leaseback agreement for shopping mall equipment, as described further below.

We have projected cash flows for each of our existing projects, considering a number of factors, including the relative stage of each of our projects under construction and our projects under planning and the demand for and the average selling prices of our projects. For any given project, we use cash early in the project life and generate cash later in the project life. Costs for land acquisition, site preparation, foundation, and early above-ground framing are all incurred before we obtain licenses from local governing authorities to enter into pre-sales activity. The construction of many of our projects is carried-out in phases, the timing of which is primarily determined by us based on the pace of the market demand for units in the project. Accordingly, after receiving the pre-sale permits relating to a project, we are in a better position to manage some of our construction activities to coincide with the timing of expected pre-sales..

Starting in 2013, we adopted a negotiated land acquisition model. We entered into two framework cooperation agreements with local governments in 2013, one such agreement in 2014,no such agreements in 2015 and 2016, all with local governments, relating to prospective land parcel planning and preparation, pursuant to which we paid advances in the aggregate amount of US$333.1 million, US$209.2 million, US$83.4 million and US$255.1 million, respectively. These advances have been or will be transfer to land cost through our success in auction bids. In 2013, we chose not to participate in the bidding for one parcel of land in Jiangsu Province through this negotiated land acquisition model; the advance payment and related interest of US$28.6 million were refunded to us, and total US$92.3 million of the advance payments related to the other land parcels successfully acquired were transferred to land cost, including three parcels of land in Xingyang for the amount of US$39.7 million and two parcels of land in Zhengzhou of US$52.6 million. In 2014, a total of US$131.5 million of advance payments related to the land parcels successfully acquired were transferred to land cost, including payments related to three parcels of land in Xingyang for the amount of US$27.1 million and two parcels of land in Xi’an for the amount of US$104.4 million. In 2015, a total of US$232.9 million of advance payments related to the remaining land parcels successfully acquired were transferred to land cost, including four parcels of land in Zhengzhou for the amount of US$180.7 million and two parcels of land in Tianjin for US$52.2 million. In 2016, a total of US$210.0 million of advance payments related to the remaining land parcels successfully acquired were transferred to land cost, which were six parcels of land in Zhengzhou for the amount of US$210.0 million.

In 2013, we started to acquire parcels of land by acquisitions of equity interests in companies holding land. In 2014, we purchased two parcels of land in Sanya City and Shanghai City through acquisition of local real estate companies for an aggregate consideration of approximately US$58.3 million US$149.4 million, respectively. In 2015, we purchased one parcel of land in Jinan City through acquisition of local real estate companies for an aggregate consideration of approximately US$16.2 million. In 2016, we acquired three parcels of land in Beijing, Kunshan and Changsha in the amounts of US$63.1 million, US$66.9 million and US$29.5 million, respectively.

On October 23, 2012, Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”), one of our subsidiaries, entered into a capital lease agreement with MinshengHongtai (Tianjin) Aviation Leasing Co., Ltd. (“Minsheng”) to lease an aircraft. Pursuant to the agreement, Minsheng purchased a Gulf 450 from Gulfstream Aerospace Corporation and leased the aircraft to Henan Xinyuan for a term of 96 months starting from September 12, 2013. We measured a capital lease asset and capital lease obligation at an amount equal to the present value of the minimum lease payments during the lease term, excluding the portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) as well as any profit thereon. As of December 31, 2016, we are contractually committed to pay the amount of US$24.2 million. See Note 22 to the consolidated financial statements contained elsewhere in this annual report on Form 20-F.

During 2013, we issued approximately US$475.76 million aggregate principal amount of debt securities in three separate transactions. On May 3, 2013, we issued US$200 million aggregate principal amount of May 2018 Senior Secured Notes that bore interest at a rate of 13.25% per annum . On September 19, 2013 we issued the Convertible Note in the aggregate principal amount of approximately US$75.76 million together with 12,000,000 common shares for aggregate proceeds to us of approximately US$106 million. The Convertible Note bore interest at a rate of 5% per annum. On December 6, 2013, we issued US$200 million aggregate principal amount of June 2019 Senior Secured Notes that bear interest at a rate of 13% per annum. On November 21, 2014, we redeemed the Convertible Note in full. The total cash redemption amount (including the principal, accrued interest up to and including November 21, 2014 and loss on extinguishment of debt amounted to US$86.27 million. On December 28, 2015, our subsidiary, Xinyuan (China) Real Estate, Ltd. issued US$154 million aggregate principal amount of First Tranche Bonds that bear interest at a rate of 7.5% per annum. On January 27, 2016, Xinyuan (China) Real Estate, Ltd. issued US$107 million aggregate principal amount of Second Tranche Bonds that bear interest at a rate of 7.47% per annum. On March 14, 2016, Xinyuan (China) Real Estate, Ltd. issued US$77 million aggregate principal amount of Third Tranche Bonds that bear interest at a rate of 7.09% per annum. Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan (China) Real Estate, Ltd may adjust the applicable coupon rate and the holders have the right within a specified time period to require the company to repurchase the bonds following the company's announcement of whether it intends to increase the interest rate. On August 15, 2016, Xinyuan (China) Real Estate, Ltd. issued US$216 million (RMB1.5 billion) aggregate principal amount of the New Tranche of Onshore Corporate Bond that bear 7.5% per annum. Upon the first anniversary of the issuance of the New Tranche, Xinyuan (China) Real Estate Ltd may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. On August 30, 2016, we issued US$300 million aggregate principal amount of August 2019 Senior Secured Notes that bear interest at a rate of 8.125% per annum. On October 18, 2016, we redeemed an aggregate principal amount of US$183,000,000 of all outstanding May 2018 Senior Secured Notes at the redemption price equal to 106.625% of the principal amount thereof, being US$195,123,750, plus accrued and unpaid interest of US$11,113,590 to October 18, 2016. The total redemption price paid by the Company on October 18, 2016 was US$206,237,340. The Company funded the redemption using the proceeds from the offering of its August 2019 Senior Secured Notes. On February 28, 2017, we issued US$300 million aggregate principal amount of February 2021 Senior Secured Notes that bear interest at a rate of 7.75% per annum.

We believe our cash on hand, projected cash flow from operations, available construction loan borrowing capability, and potential access to capital markets, should be sufficient to meet our expected cash requirements, including our non-cancellable construction contract obligations and capital lease obligations that are due on various dates through March 31, 2018, US$200 million principal amount of our June 2019 Senior Secured Notes due in June 2019, US$300 million principal amount of our August 2019 Senior Secured Notes due in August 2019, US$300 million principal amount of our February 2021 Senior Secured Notes due in February 2021 and for Xinyuan (China) Real Estate, Ltd. to satisfy its obligations under the First, Second, Third and the New Tranche Bonds.

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

G.	Safe Harbor

See “FORWARD-LOOKING STATEMENTS” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position
Yong Zhang	54	Director, Chairman of the Board
Lizhou Zhang	46	Executive Director and Chief Executive Officer
Yong Cui	43	Director and President
Yuan (Helen) Zhang	48	Chief Financial Officer
Huai Chen	65	Independent Director
Thomas Gurnee	66	Independent Director and Chairman of the Audit Committee
Yifan (Frank) Li	49	Independent Director
Yumin Liang	54	Director
Steve Sun	47	Investor Director
Wells Tian	46	Executive Director
Yuyan Yang	54	Director

Unless otherwise indicated, the business address of each director and executive officer is 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, the People’s Republic of China.

A description of the business experience and present position of each director and executive officer is provided below:

Yong Zhang founded our company in 1997 and has been the Chairman of the board of directors since 2007 and, through September 2013, was our Chief Executive Officer. Mr. Zhang has more than 20 years of working experience in the real estate industry. Prior to founding our company, he worked at several construction and property development companies, including Zhengzhou City Construction and Development Inc. and China Antai Real Estate Development Inc. Mr. Zhang is also vice chairman of Henan Real Estate Association, a member of China Democratic National Construction Association and a deputy to the 12th People’s Congress of Henan Province in China. He serves as a director of Beijing Ruizhuo Xihe Technology Development Ltd., Beijing Ruizhuo Xitou Technology Development Ltd., Beijing Ruizhuo Xichuang Technology Development Ltd, Beijing XinyuanXin Technology Development Ltd., Beijing Ruizhuo Xirong Technology Development Ltd., Beijing Ruizhuo Xihui Technology Development Ltd., Beijing Ruizhuo Xijia Technology Development Ltd., Beijing Ruizhou Xiyuan Technology Development Ltd., Xin Media Conference (Beijing) Ltd., Xinyuan Holding Ltd., Xinyuan Xin wisdom technology development center (limited partnership) and Xinyuan Xin Fintech development center (limited partnership). Mr. Zhang also serves as a director or officer of a number of subsidiaries of Xinyuan. Mr. Zhang received a Ph.D. in finance from Renmin University of China in 2014, an executive master’s degree in business administration from Tsinghua University in 2005 and a bachelor’s degree in civil engineering from Henan Zhongzhou University in 1985.

Lizhou Zhang was appointed our Chief Executive Officer effective July 26, 2016 and a director of our company effective July 26, 2016. Mr. Zhang joins Xinyuan in June 2016 after working at Wanda Group, one of China’s largest property enterprises, in various positions for nearly seven years. Since January 2014, Mr. Zhang served as General Manager at Wanda One UK Co., Ltd. From 2011 to 2013, Mr.Zhang worked as Assistant to the President of Wanda Group and General Manager of the Northern Project Management Center and Operation Center of Wanda Commercial Management Company. Prior to this role, Mr. Zhang served as General Manager at two different regional subsidiaries of Wanda Group. He serves as a director of Beijing Starry Sky Cinema Co., Ltd. and Wuhan Qiaoxin Real Estate Co., Ltd. Mr. Zhang also serves as a director or officer of a number of subsidiaries of Xinyuan. Mr. Zhang holds a bachelor’s degree in construction management from Chongqing University and a master’s degree in monetary banking from Dongbei University of Finance and Economics.

Yong Cui has been a director of our company since August 2006 and was appointed our President effective September 2013. With a doctorate degree in finance from Renmin University of China, Mr. Cui has extensive experience in corporate finance. As discussed below in “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - B. Related Party Transactions, ” prior to his being appointed President, Mr. Cui provided consulting services to us with respect to, among other matters, the development of commercial real estates in China and residential real estate in the U.S. For the past five years, he has worked at Beijing Runzheng Consulting Company as President, and he has served as an executive director of Winsway Enterprises Holdings Limited (formerly known as Winsway Coking Coal Holdings Limited). He resigned his position at Winsway Enterprises Holdings Limited on December 30, 2013. Mr. Cui also serves as a director or officer of a number of subsidiaries of Xinyuan.

Yuan (Helen) Zhang was appointed as our Chief Financial Officer effective September 26, 2016. Prior to that, Ms.Zhang had been working for the Company for nearly eight years in a number of other senior-level roles, including Financial Controller, Interim Chief Financial Officer and Assistant President. She has more than a decade of experience in accounting, finance and investor relations having worked for companies with public listings in mainland China, Hong Kong and the United States. Her career encompasses working at China National Metals & Minerals Import & Export Corp.; China NetcomGroup Company Ltd.; TechFaith Wireless Technology Ltd.; Baidu, Inc. and Sohu.com Inc. Ms. Zhang obtained her bachelor’s degree in economics from the University of International Business and Economics in Beijing, China and her master’s degree in business administration from Fordham University in 2001.

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

Thomas Gurnee was appointed to the board of directors of our company in December 2007 and from February 2009 through October 2013 served as our Chief Financial Officer. In 2015, Mr. Gurnee was appointed Audit Committee chair. Mr. Gurnee is owner and manager of Chalet Development LLC, a U.S.-based real estate company. From 2006-2008, Mr. Gurnee was the Chief Financial Officer of GEM Services Inc., a semiconductor contract manufacturer based in China. Prior to that, Mr. Gurnee served as the president of Globitech Inc., a Texas-based epitaxial semiconductor wafer manufacturer, the Chief Financial Officer of Artest Inc., a California-based semiconductor test subcontractor, and the Chief Financial Officer of Sohu.com (NASDAQ: SOHU), a Beijing-based internet portal. Mr. Gurnee is a director of Planar Semiconductor AG. Mr. Gurnee obtained his bachelors degree from Stanford University and master’s degree in business administration from the University of Santa Clara. His business address is 5920 Sky Terrace Court, Reno, NV 89511.

Yifan "Frank" Li was appointed as a director of our company in February 2017. Mr. Li has been a director and Vice President of Geely Holding Group since September 2014. Prior to joining Geely, he was Vice President and international Chief Financial Officer of Sanpower Group from April in 2014. Prior to joining Sanpower Group, he served as Chief Financial Officer of China Zenix Auto International (NYSE:ZX) from December 2010 - 2014. Prior to joining China Zenix Auto International, Mr. Li was the Chief Financial Officer of Standard Water and Time Share Media from December 2007. Mr. Li is also a director of Shanghai International Port (Group) Co. Ltd. (600018-CN) and ,Heilongjiang Interchina Water Treatment Co., Ltd. (600187-CN) and Zhongan Online Insurance Co., Ltd. Mr. Li received his MBA from the University of Chicago Booth School of Business in 2000, MSc in Accounting from University of Texas at Dallas in 1994, and Bachelor of Economics in World Economy from Fudan University in 1989. He is a Certified Public Accountant in the U.S. and a Chartered Global Management Accountant. His business address is Room 815, 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang, PRC, 310051.

Yumin Liang was appointed as a director in January 2014. Mr. Liang was appointed chairman of Henan Xinyuan Real Estate Co., Ltd., one of our subsidiaries, in July 2013. Prior to joining Xinyuan, Mr. Liang was the chairman of Zhengzhou Public Housing Investment Co. Ltd. Prior to that, Mr. Liang held progressive positions at the Zhengzhou Housing Management Bureau for approximately eighteen years. Mr. Liang holds a bachelor's degree in civil engineering from Zhongzhou University. He serves as a director of Beijing Starry Sky Cinema Co., Ltd. Mr. Liang also serves as a director or officer of a number of subsidiaries of Xinyuan.

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

Wells Tian was appointed as an independent director in October 2015 and became an executive director in September 2016. Mr. Tian was appointed President of Xinyuan (China) Real Estate Co., Ltd in September 2016. Prior to joining Xinyuan, Mr. Tian was a Senior Partner at Korn/Ferry International where he led its talent and leadership consulting business for Chinese companies. Prior to joining Korn/Ferry, Mr. Tian was at Aon Hewitt and held the roles of Vice President of its China division, General Manager of its North China division, and Director of its leadership and senior executive compensation consulting practice in China. Mr. Tian received his bachelor’s degree in Accounting from Qingdao University and holds an MBA in Administrative Engineering from Tsinghua University. Mr. Tian is a member of the Association of Charted Certified Accountants(ACCA) and is certified as a Project Management Professional(PMP).

Yuyan Yang co-founded our company in 1997 with Mr. Yong Zhang. She has been a director since 2007 and previously was a Vice President of our company. Ms. Yang has more than 10 years’ working experience in the real estate industry. Ms. Yang received a bachelor’s degree in education management from Henan University in 1985. Ms. Yang received her executive master’s degree in business administration at the National University of Singapore in May 2008. Ms. Yang also serves as a director of a number of subsidiaries of Xinyuan.

As of the date of this annual report on Form 20-F, there are no familial relationships between any directors and members of senior management.

B.	Compensation

For the fiscal year ended December 31, 2016, the aggregate compensation to our executive officers, including all directors was US$11.0 million (which includes amounts paid to persons who are no longer serving as executive officers), and the aggregate compensation to our non-executive directors was US$0.8 million (which includes amounts paid to persons who are no longer serving as directors. As discussed below under “- D. Employees” we made contributions of US$11.0 million to employee benefit plans for the fiscal year ended December 31, 2016.

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

As of December 31, 2016, 554,706 options remain issued and outstanding under the 2007 equity incentive plan. The following table summarizes the options granted to our current directors, executive officers, and other individuals as a group under our 2007 equity incentive plan that remain outstanding as of December 31, 2016.

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Grant Date	Date of Expiration
Yong Zhang	146,890	2.5	August 11, 2007	August 10, 2017

Other employees and consultants as a group(1)	407,816	2.5	August 11, 2007	August 10, 2017

(1)	None of these employees and consultants is a director or executive officer of our company.

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

In 2016, the Company did not grant any share options.

As of December 31, 2016, 3,661,580 options were issued and outstanding under the 2007 plan and 1,401,944 shares remained eligible for future grants under the plan.

The following table summarizes the options granted to our current directors, executive officers, and other individuals as a group under our 2007 Plan outstanding as of March 1, 2017.

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Grant Date	Date of Expiration
Yong Zhang	473,493	7.00	November 5, 2007	December 4, 2017
	39,400	1.21	June 30, 2014	June 29, 2024
Yuyan Yang	134,956	7.00	November 5, 2007	December 4, 2017
	400,000	1.21	December 13, 2010	December 12, 2020
	100,000	1.21	June 30, 2014	June 29, 2024
Thomas Gurnee	-	1.87	March 31, 2009	March 31, 2019
	-	1.255	February 26, 2015	February 25, 2025
Yong Cui	120,000	1.21	December 13, 2010	December 12, 2020
	170,000	1.21	June 30, 2014	June 29, 2024
Huai Chen	100,000	1.64	November 12, 2012	November 11, 2022
	100,000	1.21	December 13, 2010	December 12, 2020
Yumin Liang	559,124	2.105	July 1, 2013	June 30, 2023

Wells Tian	134,000	1.81	November 6, 2015	November 5, 2015

Other employees as a group(1)	183,607	7.00	November 5, 2007	December 4, 2017
	180,000	2.975	July 1, 2008	June 30, 2018
	134,000	1.21	December 13, 2010	December 12, 2020
	100,000	1.085	May 24, 2011	May 25, 2021
	100,000	1.64	November 12, 2012	November 11, 2022
	600,000	2.86	September 3, 2013	September 2, 2023
	33,000	1.21	June 30, 2014	June 29, 2024

(1)	None of these employees is a director or executive officer of our company.

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

Incentive Pool; Funding. Under the RSU Plan, we will establish a long-term incentive pool for participants for each fiscal year, a "Grant Year," based on our net income (or other performance goals) for the most recently completed prior fiscal year, a "Base Year." For Grant Year 2014, 2015, and 2016, the target long-term incentive pool is 6.75% of net income for 2013, 2014, and 2015 respectively. The long-term incentive pool will be funded for any Grant Year and RSUs will be granted only if 70% or more of the target net income for applicable Base Year has been achieved in the Grant Year or if 70% or more of the total target net income for the three fiscal years ending with the Base Year has been achieved. If neither of such targets is achieved for a Grant Year, no amount will be credited to the long-term incentive pool for that Grant Year and no RSUs will be awarded for the Grant Year. The pre-condition for Grant Year 2014, 2015, and 2016 were met and the RSUs have been granted accordingly. For Grant Year 2017, the target long-term incentive pool is 6.75% of net income for 2016. We have established a trust and we will deposit or cause to be deposited in the trust amounts of cash not exceeding the amount of the long-term incentive pool for a Grant Year. The trustee will use the funds to acquire in the open market or in private transactions that number of ADSs representing common shares as we direct over a period of time as we and the trustee determine.

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

On May 23, 2014, the Company established a trust that is governed by a third party trustee and deposited US$7,042,725 into the trust. The trustee used the funds to acquire 4,234,884 common shares in the open market. The awards vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method. The shares held by the third party trustee are legally outstanding as of December 31, 2016.

On April 10, 2015, under the 2014 RSU Plan, the Company deposited $3,259,998 into the trust. The trustee used the funds to acquire 2,076,964 common shares in the open market. 2015 RSU awards vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method. The shares held by the third party trustee are legally outstanding as of December 31, 2016.

On April 18, 2016, under the 2014 RSU Plan, the Company deposited $4,003,999 into the trust. The trustee used the funds to acquire 1,614,220 common shares in the open market. 2016 RSU awards vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method. The shares held by the third party trustee are legally outstanding as of December 31, 2016.

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

In 2016, the Company did not grant any share options.

As of December 31, 2016, 4,872,800 options were issued and outstanding under the 2015 plan and 14,498,872 shares remained eligible for future grants under the plan. The following table summarizes the options granted to our current directors, executive officers, and other individuals as a group under our 2015 Plan outstanding as of March 1, 2017.

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Grant Date	Date of Expiration
Yong Zhang	2,497,600	1.71	July 1, 2015	June 30, 2025

Yong Cui	999,000	1.71	July 1, 2015	June 30, 2025

Yumin Liang	163,000	1.71	July 1, 2015	June 30, 2025

Yuan (Helen) Zhang	112,200	1.71	July 1, 2015	June 30, 2025

Other employees as a group(1)	108,668	1.71	July 1, 2015	June 30, 2025
	54,400	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025
	122,200	1.71	July 1, 2015	June 30, 2025
	122,200	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025
	54,400	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 29, 2015	July 28, 2025

(1)	None of these employees is a director or executive officer of our company.

C.	Board Practices

Our board of directors currently has ten directors.

Committees of the Board of Directors

We have established four standing committees under the board of directors: the audit committee, the compensation committee, the corporate governance and nominating committee and the investment committee. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Thomas Gurnee (Chairman), Mr. Huai Chen, Mr. Yifan "Frank" Li and Mr. Steve Sun . Mr. Sun is not a voting member of the committee. Under Section 303A of the NYSE Listed Company Manual, as a foreign private issuer, we are required to have an audit committee composed solely of independent directors. However, unlike U.S. listed companies, we are not required to have a minimum number of committee members and our audit committee members may be “independent” only as required by SEC Rule 10A-3 but need not meet the other independence test of NYSE Rule 303A. Our audit committee charter provides that the committee will consist of at least three directors, each of whom must meet applicable independence and financial literacy requirements of the NYSE and Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr. Gurnee qualifies as an “audit committee financial expert” under applicable SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Investment Committee. The investment committee consists of Mr. Yong Zhang (Chairman), Mr. Yong Cui, Mr. Steve Sun and Mr. Lizhou Zhang.The primary purpose of the committee is to oversee the company’s real property acquisition and developments and other strategic assets, including the review and approval of individual real property acquisitions. The committee has the power to approve, without further board action, land acquisitions where the consideration is cash, seller financing and/or conventional bank debt. The committee may also approve land acquisitions involving use of the company’s shares, options or warrants. In addition, the committee has the authority to approve acquisitions of assets, other than land, including shares in a third party or non-bank financial assets.

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

As of December 31, 2016 we had 1,085 full time employees. The following table sets forth the number of our full time employees categorized by function as of the period indicated:

	As of December 31,
	2014	2015	2016

Management	25	23	17
Finance	123	112	133
Planning and development	243	243	252
Project construction management	168	173	222
Sales and marketing	117	99	92
Property management	126	143	176
Administrative and human resources	183	172	173
Legal and audit	22	24	20
Total	1,007	989	1,085

During the year ended December 31, 2016, our subsidiary, Xinyuan Science and Technology Service Co., Ltd, also hired approximately 2,499 contract employees and temporary employees, most of whom provided security and housekeeping services relating to property management.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing funds, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2014, 2015 and 2016 was US$7,328,091, US$10,664,576and US$11,023,291, respectively.

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

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 1, 2017, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our common shares; and

•	all of our directors and executive officers as a group.

	Shares Beneficially Owned(1)
	Number	%
Directors, Executive Officers and Principal Shareholders:

Huai Chen (2)	200,000	-
Yong Cui (3)	1,380,940	-
Thomas Gurnee	-	-
Yifan Li	-	-
Yumin Liang (4)	774,021	-
Steve Sun (5)	-	-
Wells Tian		-
Yuyan Yang (6)	29,034,956	19.9%
Yuan (Helen) Zhang(7)	156,283	-
Lizhou Zhang	-	-
Yong Zhang (8)	31,265,788	21.4%
All directors and executive officers as a group (9)	62,811,989	43.0%

TPG Group Holdings (SBS) Advisors, Inc. (10)	12,000,000	8.2%

* Beneficially owns less than 1% of our outstanding common shares.

(1)	Beneficial ownership includes voting or investment power with respect to the securities and, (except as indicated below, each person named has sole voting and investment power with respect to the shares shown opposite his or her name. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of March 1, 2017. The percentage of beneficial ownership is based on 141,294,632 common shares outstanding as of March 1, 2017. In addition, for purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons had the right to acquire on or within 60 days of March 1, 2017 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Represents 200,000 common shares issuable upon the exercise of options exercisable within 60 days.

(3)	Represents 956,000 common shares issuable upon the exercise of options exercisable within 60 days and 424,940 shares subject under RSUs scheduled to vest within 60 days held by Tongyv Ltd, a British Virgin Islands ("BVI") company wholly-owned and controlled by Mr. Cui.

(4)	Represents 667,789 common shares issuable upon the exercise of options exercisable within 60 days and 106,232 shares subject to RSUs scheduled to vest within 60 days held by Ruixin Real Estate Development Co., Ltd., a BVI company wholly-owned and controlled by Mr. Liang.

(5)	Mr. Sun was nominated to our board of directors by TPG Asia VI SF Pte. Ltd. in connection with TPG Asia VI SF Pte. Ltd.’s investment in our company in September 2013. The TPG group’s beneficial ownership of our common shares is described below in footnote 10.

(6)	Includes 634,956 common shares issuable upon the exercise of options exercisable within 60 days that are held by Spectacular Stage Limited, a BVI company indirectly wholly-owned by Ms. Yang.

(7)	Includes 71,465 common shares issuable upon the exercise of options exercisable within 60 days and 77,324 shares subject to RSUs scheduled to vest within 60 days.

(8)	Includes 2,177,958 common shares issuable upon exercise of options exercisable within 60 days and 424,940 shares subject to RSUs scheduled to vest within 60 days. Also includes options to purchase 146,890 common shares held by Shining Gold Trading Limited, a British Virgin Islands company, of which Mr. Zhang is the sole owner, and 116,000 common shares held by Universal World Development Co. Ltd., a British Virgin Islands Company, of which Mr. Zhang is the sole owner.

(9)	Includes 4,855,059 common shares issuable upon exercise of options exercisable within 60 days and 1,033,436 shares subject to RSUs scheduled to vest within 60 days.

(10)	Based on information in a Schedule 13D filed with the SEC on September 30, 2013 and amended on November 10, 2014 and November 24, 2014 by TPG Group Holdings (SBS) Advisors, Inc. (“Group Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102. Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole shareholder of TPG Asia GenPar VI Advisors, Inc., a Cayman Islands exempted company, which is the general partner of TPG Asia GenPar VI, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Asia VI SF AIV, L.P., a Prince Edward Island limited partnership, which is the sole shareholder of TPG Asia VI SF Pte., Ltd., a company formed under the laws of Singapore (“TPG Asia” or the “TPG Investor”), which directly holds 12,000,000 common shares (the "TPG Shares"). Because of Group Advisors’ relationship to TPG Asia, Group Advisors may be deemed to be the beneficial owner of the TPG Shares. Messrs. Bonderman and Coulter are officers and sole stockholders of Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the TPG Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E.Share Ownership” for our major shareholders.

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

There are three record holders in the U.S., including the depositary for our ADSs, holding, collectively, 59.8% our outstanding common shares, as of March 1, 2017.

B.	Related Party Transactions

Shareholders Agreement

We entered into a shareholders agreement, dated as of April 9, 2007, with Blue Ridge China Partners, L.P., (“Blue Ridge China”), EI Fund II China, LLC (“Equity International”), Mr. Yong Zhang, Ms. Yuyan Yang, Xinyuan Real Estate , Ltd., Burnham Securities and Mr. Joel Gardner. The agreement was amended and restated on October 31, 2007. Although the agreement remains in effect, many of its provisions have ceased to be effective as a result of our initial public offering, the passage of time, or the sale by Blue Ridge China and Equity International of all of their shares subject to the agreement. The rights and obligations under the terms of the agreement which are currently or were, during 2016, in effect are summarized below.

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

Cash Advances

As of December 31, 2016, we recorded balances due from employees in the amount of US$0.62 million as compared to US$0.35 million for 2015, which mainly represented cash advances paid to employees for their traveling expenses.

TPG Investment

As described elsewhere in this annual report on Form 20-F, on September 19, 2013, we issued an aggregate of 12,000,000 of our common shares and the Convertible Note with an aggregate principal amount of $75,761,009, to TPG ASIA upon completion of a private placement pursuant to a securities purchase agreement dated August 26, 2013 among us, TPG Asia and the guarantors named therein (the "TPG Securities Purchase Agreement"). We redeemed the Convertible Note on November 21, 2014. For a description of the terms of the Convertible Note, the other agreements and agreements entered into as part of the transaction, and the terms on which the Convertible Note was redeemed, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - B. Liquidity and Capital Resources - Debt Securities Issued in 2013 , 2016 and 2017 - Convertible Note” and “Item 10. Additional Information - C. Material Contracts- Investment by TPG” included elsewhere in this annual report on Form 20-F.

Other Transactions

During the year ended December 31, 2016, the Group received full reimbursement of US$3.12 million relating to software technical services from Beijing Aijieli Technology Development Co., Ltd. (“Aijieli”), a company owned by senior management members of the Company. During the year ended December 31, 2016, the Group also made advances to Aijieli for its start-up needs amounting to US$4.35 million, which was repaid in full by Aijieli as of December 31, 2016. See Note 18 to the consolidated financial statements contained elsewhere in this annual report.

On June 28, 2016, the Group sold 6% of its equity interest in Xinyuan Service to key management personnel for US$506,696, which was based on an appraised value by an independent valuer. See Note 18 to the consolidated financial statements contained elsewhere in this annual report.

On November 10, 2016, the Group sold 21.05% of its equity interest in Shanghai Hexinli, a dormant company with no operations to key management personnel for US$337,344 , calculated by multiplying the percentage sold with Shanghai Hexinli’s paid-in capital. See Note 18 to the consolidated financial statements contained elsewhere in this annual report.

On August 1, 2016, the Group entered into a sale and leaseback agreement of shopping mall equipment with Shenzhen Zhong An, which is a joint venture of the Group, to sale and leaseback equipment. See Note 18 to the consolidated financial statements contained elsewhere in this annual report.

On November 10, 2016, the Group acquired 70% of Xinyan Investment Management Co., Limited (“Xinrock”), a dormant company with no operations from a senior management member at nil consideration. The remaining 30% equity interest in Xinrock is held by key management personnel. See Note 18 to the consolidated financial statements contained elsewhere in this annual report.

Shenzhen Pingjia Investment Management Co., Ltd. (“Shenzhen Pingjia”) is the non-controlling interest shareholder of Zhengzhou Xinnan Real Estate Co., Ltd. ("Zhengzhou Xinnan"), one of the Company’s subsidiaries. As of December 31, 2016, Shenzhen Pingjia advanced US$63,572,149 of working capital funds which is expected to be repaid in one year by Zhengzhou Xinnan. Of the amount advanced, US$24,086,781 was in the form of an unsecured interest bearing loan at an annual rate of 12%, the loan has no fixed payment terms, and bears accrued interest amounting US$2,657,575 as December 31, 2016. The remaining advances were unsecured and bear no interest. See Note 18 to the consolidated financial statements contained elsewhere in this annual report.

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

For 2014, our board of directors declared quarterly dividends of US$0.025 per common share payable to holders of record on May 30, 2014, September 2, 2014, December 2, 2014 and March 20, 2015. For 2015, we declared quarterly dividends of US$0.025 per common share payable to holders of record on June 25, 2015, August 24, 2015, November 25, 2015 and March 15, 2016. For 2016, we declared quarterly dividends of US$0.025 per common share payable to holders of record on June 8, 2016,we declared quarterly dividends of US$0.05 per common share payable to holders of record on September 8, 2016, December 15, 2016 and March 14, 2017.Any future payment of dividends will be subject to our board of directors’ discretion and the form, frequency and amount of any dividend will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Legal Proceedings

From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business. In December 2016, 421 Kent Development LLC ("421 Kent"), the property company for the Group's Oosten project, terminated its contract with its general contractor.  The contractor has construction liens against the Oosten project in an aggregate amount of approximately US$20 million.  The contractor has filed a lawsuit against 421 Kent claiming the amount of the construction liens and punitive damages. As of March 21, 2017, 421 Kent had not been served in the litigation. 421 Kent believes the contractor’s liens and claims are without merit and intends to contest vigorously such claims. Based on the above, 421 Kent cannot predict the outcome of this lawsuit or a judgment against 421 Kent, whether in whole or in part, may result in a loss, if any. And an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made at this time.

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

Year	High	Low
2012	3.95	1.74
2013	7.44	3.60
2014	5.46	2.20
2015	3.74	2.00
2016	7.06	2.85

Quarter
First Quarter 2015	3.41	2.00
Second Quarter 2015	3.57	2.79
Third Quarter 2015	3.24	2.20
Fourth Quarter 2015	3.74	2.79
First Quarter 2016	4.51	2.85
Second Quarter 2016	5.55	4.34
Third Quarter 2016	7.06	4.72
Fourth Quarter 2016	6.81	4.83
First Quarter 2017 (through March 21, 2017)	5.59	4.49

Month
September 2016	7.06	5.91
October 2016	6.81	5.20
November 2016	5.78	4.83
December 2016	5.57	4.89
January 2017	5.59	4.93
February 2017	5.59	4.91
March 2017 (through March 21, 2017)	5.07	4.49

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law (2016 Revision) permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Rights of Non-Resident or Foreign Shareholders.There are no limitations imposed by foreign law or by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts

During the two fiscal years immediately preceding this annual report, we have entered into the following material contracts, excluding contracts entered into in the ordinary course of business.

Commercial Arrangements

On October 23, 2012, the Group entered into a capital lease agreement with MinshengHongtai (Tianjin) Aircraft Leasing Co., Ltd. to lease a corporate aircraft with a lease term of 8 years and a quarterly lease payment of US$1.4 million. According to the contract, the company will pay US$6.7 million to repurchase the jet and get the ownership after 8 years lease term ended. The corporate aircraft was delivered on September 12, 2013, and the capital lease commenced on September 15, 2013 (the “Commencement Date”).The Group measured a capital lease asset and capital lease obligation at an amount equal to the present value of the minimum lease payments during the lease term, excluding the portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) as well as any profit thereon. The effective interest rate for the capital lease obligation is 10.47%. As of December 31, 2014, the capital lease obligation was US$16.4 million.

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

Investment by TPG

On September 19, 2013, we issued an aggregate of 12,000,000 of our common shares and Convertible Note with an aggregate principal amount of $75,761,009, to TPG Asia, upon completion of a private placement pursuant to the TPG Securities Purchase Agreement. The Convertible Note and shares were issued without registration under the Securities Act pursuant to an exemption for transactions not involving any public offering. We received approximately US$108,600,000 of gross proceeds from the private placement. We redeemed the Convertible Note on November 21, 2014 for a total redemption amount of $86,272,849. For a description of the terms of the Convertible Note and the terms on which we redeemed the Convertible Note, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - B. Liquidity and Capital Resources - Debt Securities Issued in 2013, 2016 and 2017 - Convertible Note” included elsewhere in this annual report on Form 20-F.

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

Bond Offerings

For a description of the June 2019 Senior Secured Notes and the August 2019 Senior Secured Notes Indenture, as amended, the August 2019 Senior Secured Notes and the August 2019 Senior Secured Notes Indenture, and the February 2021 Senior Secured Notes and the February 2021 Senior Secured Notes Indenture, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - B. Liquidity and Capital Resources - Debt Securities Issued in 2013, 2016 and 2017 - July 2019 Senior Secured Notes”, “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - B. Liquidity and Capital Resources - Debt Securities Issued in 2013, 2016 and 2017 - August 2019 Senior Secured Notes”, and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - B. Liquidity and Capital Resources - Debt Securities Issued in 2013, 2016 and 2017 - February 2021 Senior Secured Notes”, respectively, included elsewhere in this annual report on Form 20-F.

For a description of the onshore corporate bonds, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - B. Liquidity and Capital Resources - Onshore Corporate Bonds” included elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

Under current PRC foreign exchange rules, after complying with certain procedural requirements and producing commercial documents evidencing relevant transactions, RMB is convertible into other currencies without prior approval from the SAFE only for current account items, such as trade related payments, interest and dividends, etc. The conversion of RMB into other currencies and remittance of the converted foreign currency outside the PRC under capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from the SAFE or its local office. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local office. Under the SAFE regulations, PRC companies and individuals may repatriate foreign currency revenues received from abroad back to China or they may retain the foreign currency revenues abroad. The term and conditions for both alternatives are subject to provisions further provided by the SAFE in accordance with international receipts and payments and the needs of foreign exchange administration. These restrictions could affect our ability to obtain foreign currency through debt or equity financing, or for capital expenditures.

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

People’s Republic of China Taxation

The PRC Corporate Income Tax Law, or the CIT Law, and the Implementation for the CIT Law issued by the PRC State Council, became effective as of January 1, 2008. The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for the CIT Law, a “de facto management body” is defined as a body that has material and overall management and control of the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. On April 22, 2009, the SAT issued the Circular 82, which was retroactively effective as of January 1, 2008. Under this notice, an overseas incorporated domestically controlled enterprise will be recognized as a PRC resident enterprise if it satisfies all of the following conditions: (i) the senior management responsible for daily production/ business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and shareholder meetings, etc., are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC. Further, the SAT issued Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarified certain issues relating to the determination of PRC tax resident enterprise status, post-determination administration and the authorities responsible for determining offshore-incorporated PRC tax resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the in-charge tax authorities from an offshore-incorporated PRC tax resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC tax resident enterprise. However, as Circular 82 and Bulletin 45 only apply to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents or non-PRC enterprises such as our company. It is not clear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

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

This discussion does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, other financial institutions, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, partnerships, dealers or traders in securities, brokers, U.S. expatriates and certain former long-term U.S. residents, persons subject to the alternative minimum tax, persons who have acquired the shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons who generally mark their securities to market for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons who are residents in the PRC for PRC tax purposes or persons that own directly, indirectly, or constructively 10% or more of the voting power of our stock). If a partnership holds common shares or ADSs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding common shares or ADSs should consult its own tax adviser regarding the U.S. tax consequences of its investment in the common shares or ADSs through the partnership. This discussion does not address any U.S. state or local or non-U.S. tax considerations, any U.S. federal estate, gift or alternative minimum tax considerations or the U.S. federal unearned Medicare contribution tax.

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

In the event that we are deemed to be a PRC resident enterprise under the CIT Law (see discussion under “ITEM 10. ADDITIONAL INFORMATION - E. Taxation - People’s Republic of China Taxation”), you may be subject to PRC withholding taxes on dividends paid to you with respect to the common shares or ADSs. Subject to generally applicable limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. However, such foreign tax credit may be disallowed, if the U.S. Holder has held such shares for less than a specified minimum period during which the U.S. Holder is not protected from risk of loss, or is obligated to make payments related to the dividends. The rules relating to the U.S. foreign tax credit are complex and U.S. Holders may be subject to various limitations on the amount of foreign tax credits that are available. In addition, if the dividends are taxed as qualified dividends (as discussed above), the amount of the dividend taken into account for purposes of calculating a U.S. Holder's foreign tax credit limitation will generally be limited to the gross amount of the taxable dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

Passive Foreign Investment Company

Based on the composition of our assets and income, although not free from doubt, we do not believe we were a PFIC in 2016 and do not expect to be a PFIC for U.S. federal income tax purposes with respect to our current taxable year or the foreseeable future. The determination of PFIC status is dependent upon the composition of all income and assets and such determination must be made at the close of each taxable year. Changes in the nature of our income, assets or activities, or a decrease in the share price of the common shares or ADSs, may cause us to be considered a PFIC in the current or any subsequent year. Accordingly, we cannot assure you that we were not a PFIC for the year ended December 31, 2016 or will not be a PFIC for the current taxable year ending December 31, 2017 or any future taxable years.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In accordance with Section 203.01 of the NYSE Listed Company Manual, we will post this annual report on our website at www.xyre.com.

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

Foreign Exchange Risk

We and our subsidiaries are principally engaged in real estate development and the provision of property management services in the PRC. We started U.S. business operations, which is mainly residential real estate development, as well as resale, in 2012. The functional currency of our PRC subsidiaries is the Renminbi, while that of our subsidiaries in the U.S. is U.S. dollars. Our reporting currency is the U.S. dollar. We translate the PRC operating results using the average exchange rate for the year and we translate the PRC financial position at the year-end exchange rate. The PRC subsidiaries’ significant net asset position as of December 31, 2015 coupled with the fact that the RMB strengthened against the US$ during the year ended December 31, 2015, resulted in foreign exchange translation losses. The foreign currency translation losses recognized in our other comprehensive income amounted to $65.6 million for the year ended December 31, 2016.

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

The RMB is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 1, 2005, the PRC government changed its previous policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since July 21, 2005, this change in policy has resulted in an approximately 16.2% appreciation of the RMB against the U.S. dollar through December 31, 2016. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any appreciation of the RMB against the U.S. dollar or any other foreign currencies would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert foreign currencies into RMB for such purposes. On August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last. However, any significant depreciation in the exchange rates of the RMB against the U.S. dollar could adversely affect the value of any dividends paid by us to our shareholders, which would be funded by RMB but paid in U.S. dollars. There can be no assurance that any future movements in the exchange rate of the RMB against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition (including our ability to pay dividends). A significant depreciation in the RMB against major foreign currencies may have a material adverse impact on our results of operations, financial condition and share price because our reporting currency is the U.S. dollar and our ADSs are expected to be quoted in U.S. dollars, whereas our revenues, costs and expenses are largely denominated in RMB.

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

Our indebtedness consists primarily of short-term and long-term bank borrowings, secured debt and onshore corporate bonds. As of December 31, 2016, we had US$178.6 million of short-term borrowings, with US$34.4 million denominated in USD and US$144.2 million denominated in RMB, which bear interest rates ranging from 2.02% per annum to 8.30% per annum, with a weighted average interest rate at such date of 6.53%. US$252.2 million of long-term bank loans, including current portions of long-term bank loans, bear floating interest rates, which are based on 110% to 130% of PBOC benchmark rates in the following years. US$75.1 million of long-term debt, including current portions of long-term debt bear floating interest rates, which are based on Libor benchmark rates in the following years. The PBOC regulates the interest rates of our Renminbi-denominated borrowings. The PBOC-published benchmark one-year lending rate in China, which directly affects the property mortgage rates offered by commercial banks in China, as at December 31, 2014, 2015 and 2016 was 5.60% , 4.35% and 4.35%, respectively. As of December 31, 2016, the principal amount of our aggregate outstanding variable rate debt, including long-term bank loans, was US$405.0 million. A hypothetical 1% increase in annual interest rates would increase our interest cost by approximately US$4.1 million per year based on our debt level at December 31, 2016. The senior secured notes and other debt, except the above-mentioned US$75.1 million of floating rate debt, bear fixed interest rates and therefore, interest rate risk is low.

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

As of December 31, 2016, we had outstanding guarantees of mortgages in the principal amount of US$1,672.9 million. If a purchaser defaults on the payment of its mortgage during the term of the guarantee, the mortgage lending bank may require us to repay the outstanding amount under the loan plus any accrued interest. In this event, although we are able to retain the customer’s deposit and sell the property to recover any amounts paid by us to the bank, there can be no assurance that we would be able to sell the property at a price equal to or greater than the amount we paid on the defaulting purchaser’s outstanding loan amount and any accrued interest thereon. We paid US$1.8 million to satisfy guarantee obligations related to customer defaults for the year ended December 31, 2016.

During parts of 2011 and 2012 we offered certain homebuyers seller-financing arrangements. All the homebuyers entered into such arrangement were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via our management reporting procedures. We provided longer payment terms, ranging between six months to two years to particular home buyers after applying strict credit requirements based on our credit policy. In the second half of 2012, execution of seller-financed contracts dropped significantly. From the fourth quarter of 2012, we stopped offering seller-financed contracts to second home buyers. Commencing in the second quarter of 2014, the Group again offer seller-financed contracts. As of December 31, 2015 and 2016, there is no concentration of credit risk with respect to receivables and we do not have a significant exposure to any individual debtor. Since 2013, PRC banks have tightened the distributions of mortgage loans to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. We took the position that the processing periods of the contracts with underlying mortgage loans exceeding one year cannot be recognized as revenue under the percentage of completion method.

As of December 31, 2016 our cash and cash equivalents totaled US$578.2 million and restricted cash totaled US$328.5 million, predominately deposited in accounts maintained with state-owned bank within the PRC. We have not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Inflation

Inflation has not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.0%, 1.4% and 2.0% in 2014, 2015 and 2016, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this annual report, we have not been materially affected by any inflation or deflation.

Item 12.	Description of Securities other than Equity Securities

Our common shares, in the form of ADSs, each representing two common shares, are listed on the NYSE. JPMorgan Chase Bank, N.A. serves as the depositary for the ADSs. JPMorgan Chase Bank, N.A.’s principal executive office is located at Four New York Plaza, New York, New York 10004.

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

The depositary may remit to us all or a portion of the depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the deposit agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2016, the depositary reimbursed us nil with respect to certain fees and expenses.

The table below sets forth the types of expenses that the depositary has agreed to reimburse and the amounts reimbursed in 2016.

Category of Expenses	Amount Reimbursed in the Year Ended December 31, 2016
(US$)
Investor relations marketing	-
Legal	-
Total	-

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013 Framework), our management concluded that, as of December 31, 2016, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2016, there were no changes in our internal control over financial reporting that occurred during the period covered by the report for the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Xinyuan Real Estate Co., Ltd.

We have audited Xinyuan Real Estate Co., Ltd. and subsidiaries' internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). Xinyuan Real Estate Co., Ltd. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Xinyuan Real Estate Co, Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Xinyuan Real Estate Co., Ltd and subsidiaries as of December 31, 2016 and 2015 and the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2016 of Xinyuan Real Estate Co., Ltd. and subsidiaries and our report dated March 27, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China
March 27, 2017

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

	For the Year Ended December 31,
	2014	2015	2016
	US$	US$	US$
Audit fees (1)	1,284,512	1,332,859	1,295,156
Audit-related fees (2)	170,617	172,308	293,669
Tax fees (3)	-	-	-
All other fees (4)	-	-	-

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the quarterly procedures performed for our comparative interim financial statements.
(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for assurance and related services. In 2014, such services consisted principally of a SAS 100 review of the Company’s June 30, 2014 financial statements incorporated by reference into the F-3 registration statement and the issuance of their consent in the Form S-8 filing in September 2014. In 2015, such services consisted principally of a SAS 100 review of the Company’s June 30, 2015 financial statements incorporated by reference into the F-3 registration statement and the issuance of their consent in the Form S-8 filing in June 2015. In 2016, such services consisted principally of a SAS 100 review of the Company’s June 30, 2016 financial statements incorporated by reference into the F-3 registration statement and the issuances of our August 2019 Senior Secured Notes in August 2016.
(3)	There were no tax fees billed in 2014, 2015 and 2016.
(4)	There were no other fees billed in 2014, 2015 and 2016.

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

Effective March 21, 2017, our board of directors approved a new US$40 million share repurchase program through December 2019 (the "2017 Authorization") to be effective upon the earlier of completion or expiration of the 2015 Authorization. This program will be funded from available working capital. Repurchases under the 2017 program will be made from time to time through a combination of open market and privately negotiated transactions. The per share price cap will be determined from time to time in the discretion of management.

The following table sets forth a summary of our repurchase of our ADSs made from January 1, 2016 to December 31, 2016.

Period	Total Number of ADSs Purchased(1)(2)	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (1)	Approximate U.S. Dollar Value of ADSs that May Yet Be Purchased Under the Programs
January 1 through January 31	751,559	3.52	842,511	37,024,123
February 1 through February 29	1,044,208	3.61	1,886,719	33,253,908
March 1 through March 31	1,838,473	4.22	3,725,192	25,497,177
April 1 through April 30	1,387,008	5.08	5,112,200	18,451,155
November 1 through November 30	496,666	5.28	5,608,866	15,827,322
December 1 through December 31	1,081,205	5.41	6,690,071	9,979,322
Total	6,599,119	4.50	6,690,071	9,979,322

(1)	In 2016, we repurchased 6,599,119 ADSs under the 2015 Authorization.
(2)	Our ADS to common share ratio is one ADS for two common shares.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

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

The NYSE Listed Company Manual requires that the board of directors of a listed company consist of a majority of independent directors, as defined by the NYSE from time to time. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of directors of a corporation to be independent. As of the date of this annual report, the majority of our directors are not independent directors as defined by the NYSE. Our board is currently composed of ten directors, four of whom are current officers of the Company or one of its subsidiaries, five of whom are current directors of one of the Company's subsidiaries and two of whom are former executive officers of our company. Under NYSE rules, all non-management directors are required to meet periodically in executive session, without any members of management present. The corporate governance practice in our home country does not require such meetings and, accordingly, our non-management directors do not meet in executive session.

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

The NYSE Listed Company Manual requires listed companies to have an audit committee that satisfies the requirements of Section 10A of the Exchange Act. As a foreign private issuer, we are not required to comply with certain other NYSE rules related to audit committees, including the requirements to have a minimum of three members and that the members satisfy the additional "independence" standards of Section 303A.02 of the New York Stock Exchange Listed Company Manual. Our audit committee has, as of the date of this annual report, three members (including one with observer rights but no voting rights), each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act, and one such member qualifies as an “audit committee financial expert” under applicable SEC rules.

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

Item 16H.	MINE Safety

Not applicable.

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Xinyuan Real Estate Co., Ltd. are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 3.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)
1.2	Amendment to Amended and Restated Articles of Association of Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 99.5 to the registrant’s Form 6-K (File No. 001-33863 ) filed with the SEC on December 10, 2009)
2.1	Deposit Agreement, dated as of December 11, 2007, among Xinyuan Real Estate Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and holders of American Depositary Shares (incorporated by reference to Exhibit 2.5 to Amendment No. 1. to the registrant’s annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)
2.2	Indenture, dated as of December 6, 2013, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule 1 thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agreement (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 9, 2013)
2.3	Indenture Supplement No. 1dated as of February 13, 2015, among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedules I thereto as the Subsidiary Guarantors to the Indenture, dated as of May 3, 2013 with respect to the registrant’s 13% June 2019 Senior Secured Notes (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on February 13, 2015)
2.4	Indenture Supplement No. 2, dated as of February 3, 2016, among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedule I as the Subsidiary Guarantors, to the Indenture, dated as of December 6, 2013, with respect to the registrant's 13% June 2019 Senior Secured Notes (incorporated by reference to Exhibit 99.3 to the registrant's Form 6-K (File No. 001-33863) filed with the SEC on February 3, 2016)
2.5	Global note representing the 13% June 2019 Senior Secured Notes (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 9, 2013)
2.6	Indenture, dated as of August 30, 2016, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on August 30, 2016)
2.7	Global note representing the 8.125% August 2019 Senior Secured Notes (US$300,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on August 30, 2016)
2.8	Indenture, dated as of February 28, 2017, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on February 28, 2017)
2.9	Global note representing the 7.75% February 2021 Senior Secured Notes (US$300,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on February 28, 2017)
4.1	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)
4.2	2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)
4.3	2014 Restricted Stock Unit Plan (incorporated by reference to Exhibit 4.3 to the registrant's Annual Report on Form 20-F (File No. 001-33863), filed with the SEC on April 27, 2015)
4.4	2015 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the registrant's Form S-8 (File No. 333-205371) filed with the SEC on June 30, 2015)

4.5	Amended and Restated shareholders agreement, dated as of October 31, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd., Xinyuan Real Estate Co., Ltd. and, to the extent set forth herein, Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.10 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)
4.6	English Summary of the Capital Lease Agreement dated as of October 23, 2012, by and among MinshengHongtai (Tianjin) Aviation Leasing Co., Ltd., and Henan Xinyuan Real Estate Co., Ltd. (Original Language: Chinese) (incorporated by reference to Exhibit 4.7 to the registrant’s Annual Report on Form 20-F (File No. 001-33863), filed with the SEC on April 15, 2013)
4.7	English Summary of the Guarantee Agreement dated as of October 23, 2012, by and among MinshengHongtai (Tianjin) Aviation Leasing Co., Ltd., Xinyuan (China) Real Estate , Ltd. and Henan Xinyuan Real Estate Co., Ltd. (Original Language: Chinese) (incorporated by reference to Exhibit 4.8 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 (File No. 001-33863), filed with the SEC on April 15, 2013)
4.8	Securities Purchase Agreement, dated as of August 26, 2013, among Xinyuan Real Estate Co., Ltd , the guarantors named therein and TPG ASIA VI SF PTE. LTD. (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)
4.9	Registration Rights Agreement, dated as of September 19, 2013, between Xinyuan Real Estate Co., Ltd. and TPG ASIA VI SF PTE. LTD. (incorporated by reference to Exhibit 99.5 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)
4.10	Letter Agreement, dated September 19, 2013, between Yong Zhang and TPG ASIA VI SF PTE. LTD. (incorporated by reference to Exhibit 99.6 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)
8.1*	Subsidiaries of Xinyuan Real Estate Co., Ltd.
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1*	Consent of Ernst & Young Hua Ming LLP
101*	The following materials from Xinyuan Real Estate Co., Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2016 formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Consolidated Statement of Operations, (ii) the Condensed Consolidated Balance Sheet, (iii) the Condensed Consolidated Statement of Stockholders’ Equity, (iv) the Condensed Consolidated Statement of Cash Flows, and (v) Notes to the Condensed Consolidated Financial Statements.

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Lizhou Zhang
Name:	Lizhou Zhang
Title:	Chief Executive Officer

Date: March 27, 2017

Xinyuan Real Estate Co., Ltd. and Subsidiaries

As of December 31, 2015 and 2016

For the years ended December 31, 2014, 2015 and 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Xinyuan Real Estate Co., Ltd.

We have audited the accompanying consolidated balance sheets of Xinyuan Real Estate Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xinyuan Real Estate Co., Ltd. and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2. Summary of Significant Accounting Policies to the consolidated financial statements, the Company changed its presentation of debt issuance costs as a result of the adoption of FASB Accounting Standard Update No. 2015-03, effective January 1, 2016.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Xinyuan Real Estate Co., Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

March 27, 2017

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2015 and 2016
(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2015	December 31, 2016
		US$	US$
ASSETS

Current assets
Cash and cash equivalents		387,528,092	578,244,378
Restricted cash		363,137,210	328,499,059
Short-term investments	3	1,244,646	39,310,595
Accounts receivable		42,040,320	32,703,517
Other receivables		147,651,234	31,822,187
Deposits for land use rights		46,199,335	153,252,126
Other deposits and prepayments		254,048,288	525,263,384
Advances to suppliers		50,534,250	27,457,335
Real estate properties development completed	4	24,076,559	477,179,252
Real estate properties under development (including real estate properties under development of the consolidated variable interest entities (“Consolidated VIEs”) to be used only to settle obligations of the Consolidated VIEs of US$321,477,961 and US$105,056,385 as of December 31, 2015 and December 31, 2016, respectively)	4	1,887,321,801	1,719,135,164
Amounts due from related parties	18	58,630,172	17,731,875
Amounts due from employees	18	350,919	620,462
Other current assets		200,891	225,785

Total current assets		3,262,963,717	3,931,445,119

Real estate properties held for lease, net	5	71,132,582	159,873,934
Deposits for land use rights		107,798,448	28,830,907
Property and equipment, net	6	39,323,322	34,090,096
Other long-term investment	7	31,107,552	241,648
Investment in joint ventures	8	6,124,827	7,555,911
Deferred tax assets	15	15,488,557	49,689,528
Other assets		14,944,179	24,718,147

TOTAL ASSETS		3,548,883,184	4,236,445,290

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and notes payable (including accounts payable and notes payable of the Consolidated VIEs without recourse to the primary beneficiary of US$51,564,352 and US$2,321,966 as of December 31, 2015 and December 31, 2016, respectively)		471,175,849	524,663,366

	Notes	December 31, 2015	December 31, 2016
		US$	US$
Short-term bank loans and other debt	10	222,226,246	178,576,151
Customer deposits (including customer deposits of the Consolidated VIEs without recourse to the primary beneficiary of US$11,510,875 and nil as of December 31, 2015 and December 31, 2016, respectively)	14	64,451,511	150,545,253
Income tax payable (including income tax payable of the Consolidated VIEs without recourse to the primary beneficiary of US$9,011,064 and nil as of December 31, 2015 and December 31, 2016, respectively)		106,034,490	120,573,148
Deferred tax liabilities	15	57,692,275	79,606,467
Other payables and accrued liabilities (including other payables and accrued liabilities of the Consolidated VIEs without recourse to the primary beneficiary of US$9,884,086 and US$1,583,399 as of December 31, 2015 and December 31, 2016, respectively)	17	106,126,369	199,661,165
Payroll and welfare payable (including payroll and welfare payable of the Consolidated VIEs without recourse to the primary beneficiary of US$2,017,480 and nil as of December 31, 2015 and December 31, 2016, respectively)		22,966,053	19,521,772
Current portion of long-term bank loans and other debt (including current portion of long-term bank loans and other debt of the Consolidated VIEs without recourse to the primary beneficiary of US$122,890,230 and nil as of December 31, 2015 and December 31, 2016, respectively)	11, 12	594,834,196	704,695,082
Current maturities of capital lease obligations	13	3,065,612	3,923,394
Mandatorily redeemable non-controlling interests	2(a)	2,309,967	12,613,522
Amounts due to related parties	18	-	66,229,724

Total current liabilities		1,650,882,568	2,060,609,044

Long-term bank loans	11	13,859,800	235,885,009
Deferred tax liabilities	15	13,500,239	13,500,239
Unrecognized tax benefits	15	17,842,283	20,491,988
Other long-term debt (including other long-term debt of the Consolidated VIEs without recourse to the primary beneficiary of US$65,603,055 and nil as of December 31, 2015 and December 31, 2016, respectively)	12	897,503,703	974,791,324
Capital lease obligations, net of current maturities	13	18,111,007	15,015,508
Mandatorily redeemable non-controlling interests (including mandatorily redeemable non-controlling interests of the Consolidated VIEs without recourse to the primary beneficiary of US$615,991 and nil as of December 31, 2015 and December 31, 2016, respectively)	2(a)	1,231,982	-

Total liabilities		2,612,931,582	3,320,293,112

	Notes	December 31, 2015	December 31, 2016
		US$	US$

Commitments and contingencies	22	-	-

Shareholders’ equity
Common shares, US$0.0001 par value:
Authorized-500,000,000 shares; shares issued and outstanding-131,426,741 shares as of December 31, 2016 (December 31, 2015: 142,802,936 shares)	19	15,835	16,051
Treasury shares	19	(24,045,440)	(53,734,088)
Additional paid-in capital		531,233,336	538,414,246
Statutory reserves		80,049,764	95,973,296
Retained earnings		317,765,089	354,273,848
Accumulated other comprehensive income	24	30,951,837	(34,682,888)

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity		935,970,421	900,260,465

Non-controlling interest	25	(18,819)	15,891,713

Total equity		935,951,602	916,152,178

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,548,883,184	4,236,445,290

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2014, 2015 and 2016
(All amounts stated in US$, except for number of shares data)

		Year ended December 31
	Notes	2014	2015	2016
		US$	US$	US$
Revenue:
Real estate sales, net of sales taxes of US$53,185,957 in 2014, US$67,023,202 in 2015 and US$30,105,069 in 2016		892,825,892	1,134,466,776	1,524,968,403
Real estate management services income		21,563,570	21,611,201	30,022,747
Real estate lease income		4,936,186	6,573,263	5,946,051
Other revenue		422,025	1,672,758	687,492

Total revenue		919,747,673	1,164,323,998	1,561,624,693

Costs of revenue:
Cost of real estate sales		(650,573,170)	(866,242,863)	(1,174,571,926)
Cost of real estate management services		(20,439,545)	(19,442,859)	(24,281,442)
Cost of real estate lease income		(3,173,215)	(3,956,322)	(3,682,645)
Other costs		(3,396,187)	(1,691,848)	(1,100,367)

Total costs of revenue		(677,582,117)	(891,333,892)	(1,203,636,380)

Gross profit		242,165,556	272,990,106	357,988,313
Selling and distribution expenses		(39,493,575)	(52,126,074)	(58,213,716)
General and administrative expenses		(105,622,486)	(115,329,011)	(120,415,631)

Operating income		97,049,495	105,535,021	179,358,966
Interest income		14,577,322	24,503,736	20,916,567
Interest expense		(28,200,767)	(20,281,416)	(29,856,832)
Loss on extinguishment of debt	12	(9,848,931)	-	(12,123,750)
Net realized gain on short-term investments	3	3,128,014	603,078	2,505,696
Unrealized gain on short-term investments	3	122,033	49,443	235,334
Exchange gains		706,108	403,286	458,959
Other income		3,212,606	5,945,120	4,540,227
Share of (loss)/gain of equity investees	8	(1,691,897)	2,234,635	(324,612)

Income from operations before income taxes		79,053,983	118,992,903	165,710,555
Income taxes	15	(30,557,618)	(52,511,318)	(86,247,875)

Net income		48,496,365	66,481,585	79,462,680
Net loss/(income) attributable to non-controlling interest	25	19,365	522	(6,485,132)

Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders		48,515,730	66,482,107	72,977,548

		Year ended December 31
	Notes	2014	2015	2016
		US$	US$	US$
Earnings per share:
Basic	20	0.32	0.47	0.55
Diluted	20	0.29	0.45	0.53

Shares used in computation:
Basic	20	151,935,765	142,625,427	133,261,510
Diluted	20	177,118,235	146,487,949	137,653,029

Other comprehensive loss, net of tax of nil
Foreign currency translation adjustments		(3,354,027)	(73,604,028)	(66,273,588)

Comprehensive income/(loss)		45,142,338	(7,122,443)	13,189,092
Comprehensive loss/(income) attributable to non-controlling interest		19,440	(621)	(5,846,269)

Comprehensive income/(loss) attributable to Xinyuan Real Estate Co., Ltd. shareholders		45,161,778	(7,123,064)	7,342,823

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2014, 2015 and 2016
(All amounts stated in US$, except for number of shares data)

	Year ended December 31
	2014	2015	2016
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	48,496,365	66,481,585	79,462,680
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,998,122	8,751,664	8,688,384
Stock-based compensation expenses	2,736,313	3,774,826	7,828,255
Deferred tax expense/(benefit)	9,437,344	(25,580,665)	(17,244,658)
Amortization of deferred charges	1,620,695	2,378,767	7,732,038
Share of loss/(income) of equity investees	1,691,897	(2,234,635)	324,612
Exchange gains	(706,108)	(403,286)	(458,959)
Changes in unrecognized tax benefit	(2,228,532)	4,150,919	2,718,631
Loss on extinguishment of debt (Note 12)	9,848,931	-	12,123,750
Net realized gain on short-term investments	(3,128,014)	(603,078)	(2,505,696)
Unrealized gain on short-term investments	(122,033)	(49,443)	(235,334)
Proceeds from disposal of trading securities	76,528,665	26,524,907	61,064,916
Purchase of trading securities	(79,264,198)	(21,363,193)	(97,389,871)
Bargain purchase gain (Note 9)	-	-	(2,004,507)
Effect of remeasurement of equity interest in joint venture (Note 9)	-	-	(2,100,563)
Others	166,750	(38,195)	(289,020)

Changes in operating assets and liabilities:
Accounts receivable	(6,932,612)	(28,650,522)	6,948,740
Real estate properties held for sale	4,338,824	1,185,217	-
Real estate properties development completed	8,932,570	(9,357,412)	(429,429,125)
Real estate properties under development	(762,186,342)	(23,151,082)	346,724,458
Real estate properties held for lease	(11,052,625)	(9,197,390)	(100,388,128)
Advances to suppliers	(14,484,990)	(24,573,309)	24,935,560
Other receivables	(124,825,380)	(21,400,932)	114,240,396
Deposits for land use rights	(3,411,626)	(94,952,534)	(129,517,140)
Other deposits and prepayments	(48,556,579)	(114,766,016)	(258,358,536)
Other current assets	(138,513)	656,158	326,254
Amounts due from related parties	(124,099,452)	62,518,780	(45,409,421)
Amounts due from employees	8,921	(316,946)	(292,592)
Other assets	(4,427,986)	(4,328,591)	(10,525,572)
Accounts payable	157,267,231	144,250,668	39,976,328
Customer deposits	32,027,383	(38,092,541)	101,932,472
Income tax payable	(58,549,759)	49,189,884	21,938,554
Other payables and accrued liabilities	842,663	38,869,980	101,375,219
Payroll and welfare payable	(1,142,361)	5,791,340	(2,073,425)

Net cash used in operating activities	(884,314,436)	(4,535,075)	(159,881,300)

	Year ended December 31
	2014	2015	2016
	US$	US$	US$
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of properties held for lease and property and equipment	39,011	8,992	559,030
Purchase of property and equipment	(5,932,847)	(2,477,039)	(2,739,578)
Proceeds from disposal of available-for-sale securities	-	6,284,380	-
Purchase of available-for-sale securities	-	(6,137,451)	-
Acquisition of subsidiaries, net of cash acquired (Note 9)	(9,997,800)	-	15,055,431
Acquisition of other long-term investment	-	(32,681,875)	-
Acquisition of other equity method investments	-	-	(8,407,244)

Net cash (used in)/provided by investing activities	(15,891,636)	(35,002,993)	4,467,639

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	1,080,530	48,400	1,454,020
Purchase of shares under Restricted Stock Unit (“RSU”) plan	(7,042,725)	(3,259,998)	(4,003,999)
Purchase of treasury shares (Note 19)	(17,610,787)	(3,349,172)	(29,688,648)
Dividends to shareholders	(15,288,919)	(14,751,703)	(20,545,257)
Capital injection from non-controlling interests	-	-	4,505,328
(Increase)/decrease in restricted cash	(177,026,061)	53,913,283	31,406,042
Amounts due to related parties	-	-	66,414,412
Repayments of short-term bank loans and current portion of long-term bank loans	(63,657,978)	(576,757,761)	(444,479,915)
Proceeds from short-term bank loans and current portion of long-term bank loans	483,446,420	584,233,410	203,622,120
Repayment of long-term bank loans	-	(38,540,493)	(13,553,962)
Proceeds from long-term bank loans	52,096,830	8,029,269	201,936,395
Repayment of other short-term debt	-	(169,096,413)	(669,849,132)
Proceeds from other short-term debt	162,802,592	8,511,026	819,039,966
Repayment of other long-term debt	(122,973,761)	(17,854,351)	(369,338,675)
Proceeds from other long-term debt	175,592,700	485,351,457	612,307,593
Deferred charges	(10,649,965)	(3,104,812)	(10,725,482)
Capital lease payments	(2,765,286)	(3,966,658)	(3,721,954)
Proceeds from sale and leaseback (Note 13,18)	-	-	2,861,392
Repayment of mandatorily redeemable non-controlling interests	-	(4,408,069)	(3,463,790)
Proceeds from mandatorily redeemable non-controlling interests	6,910,970	1,284,683	13,177,463
Loss on extinguishment of debt (Note 12)	(9,848,931)	-	(12,123,750)

Net cash provided by financing activities	455,065,629	306,282,098	375,230,167

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(445,140,443)	266,744,030	219,816,506

Effect of exchange rate changes on cash and cash equivalents	(1,483,929)	(19,710,692)	(29,100,220)
Cash and cash equivalents, at beginning of year	587,119,126	140,494,754	387,528,092

	Year ended December 31
	2014	2015	2016
	US$	US$	US$
CASH AND CASH EQUIVALENTS, AT END OF YEAR	140,494,754	387,528,092	578,244,378

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Incomes taxes paid	94,316,553	55,564,648	122,347,190
Interest paid	141,052,901	187,209,963	181,857,136
NON-CASH ACTIVITIES
Non-controlling interest arising from business combination (Note 9, Note 25)	-	-	5,724,339

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2014, 2015 and 2016
(All amounts stated in US$, except for number of shares data)

	Number of Shares	Common Shares	Treasury Shares	Additional Paid- in Capital	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Income / (Loss) (Note 24)	Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	Non- controlling Interest	Total
		US$	US$	US$	US$	US$	US$	US$	US$	US$

BALANCE AT DECEMBER 31, 2013	156,012,492	15,828	(3,085,481)	534,936,597	68,547,200	244,310,439	107,910,960	952,635,543	-	952,635,543

Exercise of share options	33,000	3	-	39,927	-	-	-	39,930	-	39,930
Treasury share repurchases (Note 19)	(9,025,690)	-	(17,610,787)	-	-	-	-	(17,610,787)	-	(17,610,787)

Shares repurchased under RSU plan	-	-	-	(7,042,725)	-	-	-	(7,042,725)	-	(7,042,725)

Other comprehensive loss	-	-	-	-	-	-	(3,353,952)	(3,353,952)	(75)	(3,354,027)
Stock-based compensation expenses	-	-	-	2,736,313	-	-	-	2,736,313	-	2,736,313
Net income	-	-	-	-	-	48,515,730	-	48,515,730	(19,365)	48,496,365
Appropriation to statutory reserves	-	-	-	-	4,282,287	(4,282,287)	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(15,288,919)	-	(15,288,919)	-	(15,288,919)

BALANCE AT DECEMBER 31, 2014	147,019,802	15,831	(20,696,268)	530,670,112	72,829,487	273,254,963	104,557,008	960,631,133	(19,440)	960,611,693

Exercise of share options	40,000	4	-	48,396	-	-	-	48,400	-	48,400
Treasury share repurchases (Note 19)	(2,179,902)	-	(3,349,172)	-	-	-	-	(3,349,172)	-	(3,349,172)

Shares repurchased under RSU plan	(2,076,964)	-	-	(3,259,998)	-	-	-	(3,259,998)	-	(3,259,998)

Other comprehensive loss	-	-	-	-	-	-	(73,605,171)	(73,605,171)	1,143	(73,604,028)
Stock-based compensation expenses	-	-	-	3,774,826	-	-	-	3,774,826	-	3,774,826
Net income	-	-	-	-	-	66,482,107	-	66,482,107	(522)	66,481,585
Appropriation to statutory reserves	-	-	-	-	7,220,277	(7,220,277)	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(14,751,704)	-	(14,751,704)	-	(14,751,704)

BALANCE AT DECEMBER 31, 2015	142,802,936	15,835	(24,045,440)	531,233,336	80,049,764	317,765,089	30,951,837	935,970,421	(18,819)	935,951,602

Capital injection from non-controlling interests	-	-	-	-	-		-	-	10,064,263	10,064,263
Exercise of share options	2,160,884	216	-	3,356,654	-		-	3,356,870	-	3,356,870
Treasury share repurchases (Note 19)	(13,198,238)	-	(29,688,648)	-	-		-	(29,688,648)	-	(29,688,648)

Shares repurchased under RSU plan	(1,614,220)	-	-	(4,003,999)	-		-	(4,003,999)	-	(4,003,999)

Other comprehensive loss	-	-	-	-	-		(65,634,725)	(65,634,725)	(638,863)	(66,273,588)
Stock-based compensation expenses	1,275,379	-	-	7,828,255	-		-	7,828,255	-	7,828,255
Net income	-	-	-	-	-	72,977,548	-	72,977,548	6,485,132	79,462,680
Appropriation to statutory reserves	-	-	-	-	15,923,532	(15,923,532)	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(20,545,257)	-	(20,545,257)	-	(20,545,257)
BALANCE AT DECEMBER 31, 2016	131,426,741	16,051	(53,734,088)	538,414,246	95,973,296	354,273,848	(34,682,888)	900,260,465	15,891,713	916,152,178

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
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

As of December 31, 2016, subsidiaries of the Company and its consolidated variable interest entities included the following entities:

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Xinyuan International Property Investment Co., Ltd.	Cayman Islands October 6, 2011	US$	500,000	100%	Investment holding company

Xinyuan International (HK) Property Investment Co., Limited	Hong Kong October 26, 2011	HK$	3,000,000	100%	Investment holding company

XIN Development Group International Inc.	United States November 10, 2011	US$	0	100%	Investment holding company

Xinyuan Real Estate, Ltd.	Cayman Islands January 27, 2006	US$	50,000,000	100%	Investment holding company

South Glory International Ltd.	Hong Kong January 17, 2001	HK$	10,000	100%	Investment holding company

Victory Good Development Ltd.	Hong Kong January 17, 2001	HK$	10,000	100%	Investment holding company

Elite Quest Holdings Ltd.	Hong Kong November 19, 2001	HK$	10,000	100%	Investment holding company

XIN Irvine, LLC	United States July 12, 2012	US$	50,000	100%	Real estate development

Vista Sierra, LLC	United States May 1, 2012	US$	0	100%	Real estate development

XIN Development Management East, LLC	United States August 28, 2012	US$	1,000	100%	Property management services

XIN NY Holding, LLC	United States August 29, 2012	US$	1,000	100%	Investment holding company

421 Kent Development, LLC	United States August 29, 2012	US$	1,000	100%	Real estate development

Xinyuan Sailing Co., Ltd.	Hong Kong June 21, 2013	HK$	3,000,000	100%	Investment holding company

AWAN Plasma Sdn Bhd	Malaysia April 16, 2007	MYR	33,577,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
XIN Eco Marine Group Properties Sdn Bhd	Malaysia July 9, 2014	MYR	33,217,000	100%	Investment holding company

Xinyuan Internet Finance Co., Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company

New Dawn International Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company

New Legend International Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company

New Point International Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company

New Grace International Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company

China Online Finance Research Institute Limited	Hong Kong July 17, 2015	US$	1,000,000	100%	Dormant

Genesis Ocean Investments Ltd.	Hong Kong August 19, 2015	HK$	100	100%	Investment holding company

Honest View Development Ltd.	Hong Kong August 19, 2015	HK$	100	100%	Investment holding company

Honour Triumph Enterprises Ltd.	Hong Kong August 19, 2015	HK$	100	100%	Investment holding company

Well Poly Holdings Ltd.	Hong Kong August 19, 2015	HK$	100	100%	Investment holding company

Zhengzhou Yasheng Construction Material Co., Ltd.	PRC October 22, 2013	US$	50,000,000	100%	Sales of construction materials

Zhengzhou Jiasheng Real Estate Co., Ltd.	PRC December 2, 2013	US$	60,000,000	100%	Real estate development

Zhengzhou Yusheng Landscape Design Co., Ltd.	PRC December 25, 2013	US$	70,000,000	100%	Landscaping engineering and management

Xinyuan (China) Real Estate, Ltd.	PRC April 10, 2006	US$	307,000,000	100%	Investment holding company

Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”)	PRC May 19, 1997	RMB	200,000,000	100%	Real estate development

Qingdao Xinyuan Xiangrui Real Estate Co., Ltd.	PRC February 9, 2006	RMB	10,000,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Shandong Xinyuan Real Estate Co., Ltd.	PRC June 2, 2006	RMB	300,000,000	100%	Real estate development

Xinyuan Technology Service Co., Ltd. (“Xinyuan Service”)	PRC December 28, 1998	RMB	50,000,000	94%	Property management services

Zhengzhou Mingyuan Landscape Engineering Co., Ltd.	PRC February 17, 2004	RMB	2,000,000	100%	Landscaping engineering and management

Zhengzhou Xinyuan Computer Network Engineering Co., Ltd*	PRC May 26, 2004	RMB	2,000,000	100%	Installation of intercom systems

Henan Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC December 29, 2011	RMB	20,000,000	100%	Real estate development

Suzhou Xinyuan Real Estate Development Co., Ltd. (“Suzhou Xinyuan”)	PRC November 24, 2006	RMB	200,000,000	100%	Real estate development

Anhui Xinyuan Real Estate Co., Ltd.	PRC December 7, 2006	RMB	50,000,000	100%	Real estate development

Kunshan Xinyuan Real Estate Co., Ltd.	PRC January 31, 2008	RMB	200,000,000	100%	Real estate development

Xinyuan Real Estate (Chengdu) Co., Ltd.	PRC June 12, 2007	RMB	220,000,000	100%	Real estate development

Xuzhou Xinyuan Real Estate Co., Ltd.	PRC November 9, 2009	RMB	200,000,000	100%	Real estate development

Henan Xinyuan Jiye Real Estate Co., Ltd.	PRC November 15, 2009	RMB	50,000,000	100%	Real estate development

Beijing Xinyuan Wanzhong Real Estate Co., Ltd. (“Beijing Wanzhong”)	PRC March 4, 2008	RMB	900,000,000	100%	Real estate development

Beijing Heju Management Consulting Service Co., Ltd.	PRC January 16, 2009	RMB	30,000,000	100%	Real estate development

Xinyuan Renju (Beijing) Asset Management Co., Ltd.	PRC January 16, 2009	RMB	30,000,000	100%	Real estate development

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (“Jiantou Xinyuan”)	PRC June 13, 2005	RMB	10,000,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Beijing Xinyuan Priority Real Estate Consulting Co., Ltd.	PRC March 8, 2012	RMB	30,000,000	100%	Real estate consulting services

Henan Xinyuan Priority Commercial Management Co., Ltd.	PRC August 10, 2012	RMB	2,000,000	100%	Leasing management services

Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC September 20, 2012	RMB	200,000,000	100%	Real estate development

Jiangsu Jiajing Real Estate Co., Ltd.	PRC March 28, 2005	RMB	150,000,000	100%	Real estate development

Beijing XIN Media Co., Ltd.	PRC July 10, 2013	RMB	10,000,000	100%	Culture and media services

Xingyang Xinyuan Real Estate Co., Ltd.	PRC July 25, 2013	RMB	200,000,000	100%	Real estate development

APEC Construction Investment (Beijing) Co., Ltd.	PRC August 1, 2013	RMB	100,000,000	100%	Dormant

Beijing Xinxiang Huicheng Decoration Co., Ltd.	PRC October 18, 2013	RMB	10,000,000	100%	Property decoration services

Jinan Xinyuan Wanzhuo Real Estate Co., Ltd. (“Jinan Wanzhuo”)	PRC December 4, 2013	RMB	300,000,000	100%	Real estate development

Xinrongji (Beijing) Investment Co., Ltd.	PRC December 25, 2013	RMB	100,000,000	100%	Dormant

Sanya Beida Science and Technology Park Industrial Development Co., Ltd.	PRC January 10, 2014	RMB	200,000,000	100%	Real estate development

Chengdu Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC February 21, 2014	RMB	50,000,000	100%	Real estate development

Zhengzhou Hengsheng Real Estate Co., Ltd.	PRC June 19, 2014	RMB	20,000,000	100%	Real estate development

Beijing Xinyuan Xindo Park E-commerce Co., Ltd.	PRC August 12, 2014	RMB	202,000,000	100%	Electronic commerce

Beijing Economy Cooperation Ruifeng Investment Co., Ltd.	PRC September 15, 2014	RMB	20,000,000	90%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Tianjin Xinyuan Real Estate Co., Ltd.	PRC September 17, 2014	RMB	100,000,000	100%	Real estate development

Xi’an Xinyuan Metropolitan Business Management Co., Ltd.	PRC November 25, 2014	RMB	3,000,000	100%	Property management services

Beijing Xinleju Technology Development Co., Ltd.	PRC December 24, 2014	RMB	10,000,000	100%	Technical service

Changsha Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC April 3, 2014	RMB	100,000,000	100%	Real estate development

Shanghai Junxin Real Estate Co., Ltd.	PRC January 16, 2014	RMB	5,000,000	100%	Real estate development

Beijing Yue-Mart Commerce and Trade Co., Ltd.	PRC January 5, 2015	RMB	30,000,000	100%	Retail store

Beijing Xinhe Investment Development Co., Ltd.	PRC May 5, 2015	RMB	5,000,000	100%	Investment holding company

Jinan Yue-Mart Commerce and Trade Co., Ltd.	PRC December 4, 2015	RMB	3,000,000	100%	Retail store

Henan Yue-Mart Commerce and Trade Co., Ltd.	PRC March 23, 2015	RMB	10,000,000	100%	Retail store

Henan Xinyuan Guangsheng Real Estate Co., Ltd.	PRC July 27, 2015	RMB	40,000,000	100%	Real estate development

Shanghai Hexinli Property Management Center (Limited partnership) (“Shanghai Hexinli”)	PRC July 28, 2015	RMB	100,000	78.95%	Property management services

Shenzhen Xilefu Internet Financial Service Co., Ltd.	PRC June 12, 2015	RMB	5,000,000	100%	Dormant

Shenzhen Xileju Technology Development Co., Ltd.	PRC June 4, 2015	RMB	5,000,000	100%	Intelligent information system development

Henan Xinyuan Real Estate Marketing Co., Ltd.	PRC July 30, 2015	RMB	1,000,000	100%	Real estate marketing

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Shandong Xinyuan Renju Real Estate Co., Ltd.	PRC November 19, 2011	RMB	50,000,000	100%	Real estate development

Shaanxi Zhongmao Economy Development Co., Ltd. (“Shaanxi Zhongmao”) (Note 9)	PRC June 22, 1998	RMB	22,500,000	65.98%	Real estate development

421 Kent Holding Co, Ltd.	United States May 2, 2014	US$	1,000	100%	Investment holding company

Hudson 888 Owner LLC	United States October 22, 2015	US$	1,000	100%	Real estate development

XIN Manhattan Holding LLC	United States December 9, 2015	US$	1,000	100%	Investment holding company

Hudson 888 Holding LLC	United States December 9, 2015	US$	1,000	100%	Investment holding company

Shenzhen Xinchuang Investment Consulting Co., Ltd.	PRC January 20, 2016	RMB	500,000	100%	Dormant

Shenzhen Keye Investment Co., Ltd.	PRC February 26, 2016	RMB	5,000,000	100%	Dormant

Henan Yueshenghang Property Service Co., Ltd.	PRC April 15, 2016	RMB	5,000,000	100%	Property management services

Henan Xinyuan Quansheng Real Estate Co., Ltd. (“Henan Quansheng”)	PRC January 14, 2015	RMB	40,000,000	100%	Real estate development

Zhengzhou Shengdao Real Estate Co., Ltd. (“Zhengzhou Shengdao”)	PRC October 14, 2013	RMB	20,000,000	100%	Real estate development

Henan Xinyuan Shunsheng Real Estate Co., Ltd. (“Henan Shunsheng”)	PRC January 13, 2016	RMB	30,000,000	100%	Real estate development

Hunan Erli Real Estate Co., Ltd. (“Hunan Erli”)**	PRC January 4, 2008	RMB	50,000,000	100%	Real estate development

Ningbo Meishan Bonded Port Xinshoulei Investment Management Co., Limited	PRC July 13, 2016	RMB	5,000,000	100%	Dormant

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
XinYuan (China) Technology Research Institute Limited	Hong Kong July 8, 2016	HK$	10,000	100%	Dormant

XIN Queens Holding LLC	United States July 6, 2016	US$	1,000	100%	Investment holding company

Queens Theatre Holdco LLC	United States July 6, 2016	US$	1,000	100%	Investment holding company

Queens Theatre Owner LLC	United States July 6, 2016	US$	1,000	100%	Real estate development

Xinyuan Future Science & Technology Research (Beijing) Co., Limited	PRC July 8, 2016	RMB	1,000,000	100%	Dormant

Zhengzhou Xinnan Real Estate Co., Ltd. (“Zhengzhou Xinnan”)	PRC January 21, 2016	RMB	50,000,000	51%	Real estate development

Xinyan Investment Management Co., Limited(“Xinrock”)	PRC April 8, 2016	RMB	100,000,000	70%	Investment

Hangzhou Investment Consulting Co., Limited	PRC May 25, 2016	RMB	10,000,000	70%	Dormant

Hunan Yue-Mart Commerce and Trade Co., Ltd.	PRC October 11, 2016	RMB	10,000,000	100%	Retail store

Xinyuan Tianjin Technology Development Co., Limited	PRC December 8, 2016	RMB	20,000,000	100%	Dormant

Henan Xinyuan Industrial Co., Limited	The PRC December 22, 2016	RMB	20,000,000	100%	Dormant

Chengdu Xinyuan Commercial Management Co., Limited	The PRC December 12, 2016	RMB	10,000,000	100%	Dormant

VIE:
Beijing Ruihao Rongtong Real Estate Co., Ltd. (“Ruihao Rongtong”) (Note 7)	PRC June 15, 2006	RMB	250,000,000	65%	Real estate development

*	Liquidated on December 20, 2016.

**	Acquired on August 1, 2016.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Equity holdings remained unchanged throughout the year ended December 31, 2016 except for Zhengzhou Shengdao, Henan Quansheng, Henan Shunsheng, Jinan Wanzhuo, Shaanxi Zhongmao, Xinyuan Service, Hunan Erli, Shanghai Hexinli and Ruihao Rongtong.

2.	Summary of significant accounting policies.

(a)	The Company and basis of presentation and consolidation

The Group is principally engaged in residential real estate development and the provision of property management services. The Group’s operations are conducted mainly in the PRC. In 2012, the Group expanded its business into the U.S. residential real estate market. The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Group has control.

Jinan Wanzhuo, with registered capital of US$48.8 million (RMB300.0 million), was established by the Company on December 4, 2013, for the purpose of undertaking a residential property development project in Jinan, Shandong province. On June 24, 2014 (“transaction date”), an unrelated asset management company purchased 5% of the equity interest in Jinan Wanzhuo and lent US$111.7 million (RMB685.0 million) to Jinan Wanzhuo. The loan was for a two-year term and bore interest at an annual rate of 11.24% until its maturity date of and repayment on June 21, 2016. As of December 31, 2015, Jinan Wanzhuo had one project under construction. Pursuant to the share purchase agreement, the 5% of non-controlling equity interest of Jinan Wanzhuo was to be repurchased by the Company in cash at the earlier of the second anniversary of the transaction date, or the date the Company elected to repurchase the 5% equity interest of Jinan Wanzhuo. The Company could exercise its right of redemption starting from the first anniversary of the transaction date. Therefore, the non-controlling interest is mandatorily redeemable and has been accounted for as liability in accordance with ASC 480, Distinguishing Liabilities from Equity. On June 21, 2016, the Company repurchased the 5% equity interest of Jinan Wanzhuo from the unrelated asset management company and Jinan Wanzhuo ceased to be variable interest entity (“VIE”).

Zhengzhou Shengdao, with registered capital of US$3.3 million (RMB20.0 million), was established by the Company on October 14, 2013, for the purpose of undertaking a residential property development project in Zhengzhou, Henan province. On March 5, 2015 (“transaction date”), an unrelated asset management company purchased 20% of the equity interest in Zhengzhou Shengdao and lent US$86.0million (RMB526.0 million) to Zhengzhou Shengdao. The loan is for a two-year term and bears interest at an annual rate of 10.984%. As of December 31, 2016, Zhengzhou Shengdao had two projects under construction. Pursuant to the share purchase agreement, the 20% of non-controlling equity interest of Zhengzhou Shengdao was to be repurchased by the Company in cash at the earlier of the second anniversary of the transaction date, or the date the Company elected to repurchase the 20% equity interest of Zhengzhou Shengdao. The Company could exercise its right of redemption starting from the first anniversary of the transaction date. Therefore, the non-controlling interest is mandatorily redeemable and has been accounted for as liability in accordance with ASC 480, Distinguishing Liabilities from Equity. On September 13, 2016, the Company repurchased the 20% equity interest of Zhengzhou Shengdao from the unrelated asset management company and Zhengzhou Shengdao ceased to be VIE.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Henan Quansheng, with registered capital of US$6.5 million (RMB40.0 million), was established by the Company on January 14, 2015, for the purpose of undertaking a residential property development project in Zhengzhou, Henan province. On March 23, 2015 (“transaction date”), an unrelated asset management company purchased 10% of the equity interest in Henan Quansheng and lent US$38.1 million (RMB233.0 million) to Henan Quansheng. The loan is for a two-year term and bears interest at an annual rate of 11%. As of December 31, 2016, Henan Quansheng had one project under construction. Pursuant to the share purchase agreement, the 10% of non-controlling equity interest of Henan Quansheng was to be repurchased by the Company in cash at the earlier of the second anniversary of the transaction date, or the date the Company elected to repurchase the 10% equity interest of Henan Quansheng. The Company could exercise its right of redemption starting from the first anniversary of the transaction date. Therefore, the non-controlling interest is mandatorily redeemable and has been accounted for as liability in accordance with ASC 480, Distinguishing Liabilities from Equity. On August 8, 2016, the Company repurchased the 10% equity interest of Henan Quansheng from the unrelated asset management company and Henan Quansheng ceased to be VIE.

Henan Shunsheng, with registered capital of US$4.5 million (RMB30.0 million), was established by the Company on January 13, 2016, for the purpose of undertaking a residential property development project in Zhengzhou, Henan province. On March 31, 2016 (“transaction date”), an unrelated trustee company purchased 10% of the equity interest in Henan Shunsheng and lent US$43.3 million (RMB287.0 million) to Henan Shunsheng. The loan is for a two-year term and bears interest at an annual rate of 9%. As of December 31, 2016, Henan Shunsheng had one project under construction. Pursuant to the share purchase agreement, the 10% of non-controlling equity interest of Henan Shunsheng was to be repurchased by the Company in cash at the earlier of the second anniversary date, or the date the Company elected to repurchase the 10% equity interest of Henan Shunsheng. Therefore, the non-controlling interest is mandatorily redeemable and has been accounted for as liability in accordance with ASC 480, Distinguishing Liabilities from Equity. On August 26, 2016, the Company repurchased the 10% equity interest of Henan Shunsheng from the unrelated asset management company and Henan Shunsheng ceased to be VIE.

Ruihao Rongtong, with registered capital of US$37.6 million (RMB250.0 million), was invested in by the Company on May 6, 2015 (see Note 7), for the purpose of undertaking a residential property development project in Beijing. On March 1, 2016 (“transaction date”), June 28, 2016 and September 18, 2016, an unrelated trustee company, Ping’an trust Co., Ltd. (“Ping’an trust”) purchased 20%, 5% and 10% of the Company’s equity interest in Ruihao Rongtong, respectively, and loaned US$124.3 million (RMB862.5 million) in aggregate to the Group (see Note 11). As of December 31, 2016, Ruihao Rongtong had one project under construction. Pursuant to the share purchase agreement, the 35% of non-controlling equity interest of Ruihao Rongtong will be repurchased by the Company in cash at the earlier of the second anniversary date, or the date the Company elects to repurchase the 35% equity interest of Ruihao Rongtong. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480, Distinguishing Liabilities from Equity. In addition, since the Company planned to repurchase the 35% equity interest of Ruihao Rongtong within the next 12 months, the liability is classified as current liability as of December 31, 2016.

In accordance with ASC 810, Consolidation, Ruihao Rongtong as of December 31, 2016, and Jinan Wanzhuo, Henan Quansheng and Zhengzhou Shengdao as of December 31, 2015 are variable interest entities as they were not established with sufficient equity at risk to finance their activities without additional subordinated financial support. As of December 31, 2015, the Company was considered the primary beneficiary of Jinan Wanzhuo, Henan Quansheng and Zhengzhou Shengdao, as it has the power to direct the activities of Jinan Wanzhuo, Henan Quansheng and Zhengzhou Shengdao that most significantly impact their economic performance and has the obligation to absorb the losses and the right to receive benefits from Jinan Wanzhuo, Henan Quansheng and Zhengzhou Shengdao through its voting interest underlying the 95%, the 90% and the 80% equity interests, respectively, in accordance with PRC Law and the articles of association of Jinan Wanzhuo, Henan Quansheng and Zhengzhou Shengdao, respectively. Based on the above, Jinan Wanzhuo, Henan Quansheng and Zhengzhou Shengdao are consolidated by the Company. As of December 31, 2016, the Company is considered as the primary beneficiary of Ruihao Rongtong, as it has the power to direct the activities of Ruihao Rongtong that most significantly impact their economic performance and has the obligation to absorb the losses and the right to receive benefits from Ruihao Rongtong through its voting interest underlying its 65% equity interest in accordance with PRC Law and the articles of association of Ruihao Rongtong. Based on the above, Ruihao Rongtong is consolidated by the Company.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

The carrying amounts and classifications of the assets and liabilities of the VIEs are as follows:

	December 31, 2015	December 31, 2016
	US$	US$
Current assets	412,763,119	143,994,102
Non-current assets	7,469,208	10,184
Total assets	420,232,327	144,004,286

Current liabilities	262,759,976	109,607,206
Non-current liabilities	66,219,046	-

Total liabilities	328,979,022	109,607,206

The financial performance and cash flows of the VIEs are as follows:

	Year ended December 31, 2015	Year ended December 31, 2016
	US$	US$
Revenue	168,108,983	-
Cost of revenue	(125,707,809)	-
Net profit/(loss)	9,944,795	(1,256,925)
Net cash used in operating activities	(4,601,835)	(111,519,380)
Net cash used in investing activities	(6,098,628)	(8,552)
Net cash provided by financing activities	35,532,406	136,924,739

As of December 31, 2016, the current liabilities of the VIEs included amounts due to subsidiaries of the Group amounting to US$105,701,841 (2015: US$55,881,889), which was eliminated upon consolidation by the Company.

As of December 31, 2016, the land use rights included in real estate properties under development of the VIEs of US$76,002,595 (2015: US$289,057,933) were pledged as collateral for bank loans and other debt. Creditors of the VIEs have no recourse to the general credit of the primary beneficiary.

The VIEs contributed nil (2015: 14.4%) of the Company’s consolidated revenues for the year ended December 31, 2016.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment and capital lease, allowance for doubtful debt associated with accounts receivable, other receivables, deposit for land use rights, other deposits and prepayments and advances to suppliers, fair values of the purchase price allocation with respect to business combinations, revenue recognition for percentage of completion method, accounting for the share-based compensation, classification of financial instruments, accounting for mandatorily redeemable non-controlling interests, accounting for deferred income taxes, impairment of real estate properties under development, real estate properties held for lease and long-term investments, and provision necessary for contingent liabilities. Management analyzed the forecasted cash flows for the twelve months from March 27, 2017, which indicates that the Group will have sufficient liquidity from cash flows generated by operations and existing credit facilities and therefore, there will be sufficient financial resources to settle borrowings and payables that will be due through March 31, 2018. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

(c)	Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other deposits and prepayments, due from employees, due from related party, other receivables, investment in joint ventures and other long-term investment, accounts payable, customer deposits, other payables and accrued liabilities, and borrowings. The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other deposits and prepayments, due from employees, due from related parties, other receivables, accounts payable, customer deposits, other payables and accrued liabilities, and short-term bank borrowings approximate their fair value due to the short term maturities of these instruments. The Group is exposed to credit risk for financial assets and its maximum amount of loss in the event of non-performance by the counterparty is the recorded amount. The Group’s financial asset and liability arrangements generally do not require collateral, except as disclosed in Note 10, Note 11 and Note 12. Trading securities were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in profit and loss. Available-for-sale securities were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in accumulated comprehensive income.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
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

In accordance with ASC 820, the investment in debt and equity securities, real estate investment trusts (“REITs”) and money market instrument classified as trading security is within Level 1 as the Company measures the fair value using quoted trading prices that are published on a regular basis.

(d)	Foreign currency translation

The Group’s financial information is presented in U.S. dollars. The functional currency of the Company is U.S. dollars. The functional currency of the Company’s subsidiaries in the PRC is Renminbi (“RMB”), the currency of the PRC. The functional currency of the Company’s subsidiaries in Malaysia is Malaysian Ringgit (“MYR”), the currency of Malaysia. The functional currency of the Company’s subsidiaries other than those in the PRC and Malaysia is U.S. dollars. Transactions by the Company’s subsidiaries in the PRC which are denominated in currencies other than RMB are remeasured into RMB at the exchange rate quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than RMB are included in the consolidated statements of comprehensive income as exchange gains. The consolidated financial statements of the Company’s subsidiaries have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. The PRC subsidiaries’ financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

	December 31, 2014	December 31, 2015	December 31, 2016

Year end RMB: US$ exchange rate	6.1190	6.4936	6.9370
Period average RMB: US$ exchange rate	6.1424	6.2272	6.6401

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

Cash includes cash on hand and demand deposits in accounts maintained with various state-owned and private banks within the PRC, Hong Kong and United States. Total cash in banks at December 31, 2016 amounted to US$578,244,378 (December 31, 2015: US$387,528,092), of which the vast majority of deposits are not covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

(f)	Restricted cash

The Group is required to maintain certain deposits with banks that provide mortgage loans to the Group’s customers in order to purchase residential units from the Group. These balances are subject to withdrawal restrictions and totaled US$48,081,446 as of December 31, 2016 (December 31, 2015: US$47,351,169). As of December 31, 2016, the Group held US$153,548,292 (December 31, 2015: US$53,515,247) in its restricted cash accounts, representing funds received from sales proceeds that are subject to withdrawal restrictions. The Group is also required to maintain certain deposits with banks and financial institutions that provide loans to the Group. As of December 31, 2016, the Group also held US$36,471,097 (December 31, 2015: US$232,351,854) in its restricted cash accounts as security for its short-term loans (see Note 10), held US$65,787,805 (December 31, 2015: nil) in its restricted cash accounts as security for its long-term loans and current portion of long-term loans (see Note 11), and held US$24,610,419 (December 31, 2015: US$29,918,940) in its restricted cash accounts as security for its other debts (see Note 12). These restricted cash deposits are not covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

(g)	Real estate properties development completed and under development

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

In accordance with ASC 360, Property, Plant and Equipment (“ASC 360”), real estate property development completed, under development and held for sale are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
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

For the years ended December 31, 2014, 2015 and 2016, the Group did not recognize any impairment for real estate properties completed and under development.

(h)	Revenue recognition

Real estate sales are reported in accordance with the provisions of ASC 360, Property, Plant and Equipment and ASC 976, Real Estate-Retail Land.

Percentage-of-completion method

Revenue and profit from the sale of development properties in the PRC is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met:

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

The Group has, in the past, offered certain homebuyers seller-financing arrangements. All the homebuyers that entered into such arrangements were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via the Group’s management reporting procedures. The Group provides longer payment terms to particular home buyers after applying strict credit requirements based on the Group’s credit policy. Under the seller-financed contract arrangements, the buyer pays the purchase price for the residential unit in installment payments over one year. These contracts require a minimum down payment upon the contract execution date, followed by subsequent installment payments and a final payment upon delivery of the unit.

Since 2013, PRC banks have tightened the distributions of mortgage loans to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. The Group took the position that the processing periods of the contracts with underlying mortgage loans exceeding one year cannot be recognized as revenue under the percentage of completion method. As a result, the Group reversed contracted sales amounts of US$10.6 million in aggregate related to sales contracts of 79 apartments when determining revenue to be recognized under the percentage of completion method in 2016.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
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

The effect of changes to total estimated contract cost or revenues, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under accounts receivable. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits. As of December 31, 2015 and December 31, 2016, the gross amounts received from customers in excess of revenues recognized were US$280.2 million and US$605.6 million, respectively.

Any losses occurred or forecast to occur on real estate transactions are recognized in the period in which the loss is first anticipated.

Full accrual method

Revenue from sales of development properties in the United States where the construction period, the period from the construction permit award date to the unit delivery date is expected to be 12 months or less, or the construction period is expected to be longer than 12 months and sales prices are not certain to be collected is recognized by the full accrual method when the sale is consummated and the unit has been delivered. Revenue from the sale of properties held for sale is recognized by the full accrual method at the time of the closing of an individual unit sale. This occurs when title to the property is transferred to the buyer. A sale is not considered consummated until (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing of which the seller is responsible has been arranged, (d) all conditions precedent to closing have been performed, (e) the seller does not have substantial continuing involvement with the property, and (f) the usual risks and rewards of ownership have been transferred to the buyer. In addition, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, must not be subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability. Cost of sales is recognized by determining the ratio of the area of the relevant units completed and sold to the estimated total project area, and applying that ratio to the estimated total project costs.

For the year ended December 31, 2014, revenue under the full accrual method was recognized in the amount of US$4.9 million for the sales of 7 of 15 finished condominium units located in Irvine, California. For the year ended December 31, 2015, revenue was recognized in the amount of US$0.8 million for the resale of the remaining parcels of the Northern Nevada Land Portfolio and US$0.8 million for the sales of the remaining 1 finished condominium unit located in Irvine, California. For the year ended December 31, 2016, revenue was recognized in the amount of US$152.0 million for the sales of 106 units of Oosten project, located in New York.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Real estate management services income is recognized ratably as services are provided over the term of the property management agreements. Employee salaries, and maintenance charges are recorded as the cost of real estate management services income.

Real estate lease income is generally recognized on a straight-line basis over the terms of the tenancy agreements. Depreciation cost and maintenance cost of the property are recorded as the cost of real estate lease income.

Other revenue includes services ancillary to the Group’s real estate projects, including landscaping and computer network engineering. Landscaping and computer network engineering income is recognized when services are provided.

(i)	Accounts receivable

Accounts receivable consists of balances due from customers for the sale of residential units in the PRC and United States. These balances are unsecured, bear no interest and are due within a year from the date of the sale.

Accounts receivable are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances become doubtful. As of December 31, 2015 and 2016, there was no allowance for doubtful debts.

(j)	Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which the Group has business relationships.

Other receivables are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances becomes doubtful. As of December 31, 2015 and 2016, there was no allowance for doubtful debts.

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

Other deposits and prepayments mainly consist of upfront cash payments made to third parties related to the direct negotiation model in acquiring land parcels.

Other deposits and prepayments are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances become doubtful. There were no impairment losses for any periods presented.

(m)	Advances to suppliers

Advances to suppliers consist of balances paid to contractors and vendors for services and materials that have not been provided or received and generally relate to the development and construction of residential units in the PRC. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if it is doubtful that the services and materials can be provided. As of December 31, 2015 and 2016, there was no allowance provided.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

(n)	Customer deposits

Customer deposits consist of sales proceeds received from customers from the sale of residential units in the PRC. In the PRC, customers will generally obtain financing for the purchase of their residential unit prior to the completion of the project. The lending institution will provide the funding to the Group upon the completion of the financing rather than the completion of the project. The Group receives these funds and recognizes them as a customer deposit current liability until the revenue can be recognized.

(o)	Notes payable and other payables

Notes payable represents short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the notes. The Group has utilized notes payable to settle amounts owed to suppliers and contractors. The notes payable is non-interest bearing and is normally settled within six months. Notes payable was US$46,986,399 and US$ 38,652,794 as of December 31, 2015 and 2016, respectively.

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

In accordance with ASC 360, Property, Plant and Equipment, real estate properties held for lease is subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

For the years ended December 31, 2014, 2015 and 2016, the Group did not recognize any impairment for real estate properties held for lease.

(q)	Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Corporate aircraft	15 years
Vehicles	5 years
Furniture and fixtures	5 years

Maintenance, repairs and minor renewals are charged directly to expense as incurred unless such expenditures extend the useful life or represent a betterment, in which case they are capitalized.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

(r)	Long-term investments

The Group accounts for long-term investments as equity method investment and cost method investments as follows:

Where the Group has significant influence over the investee, the Group applies the equity method of accounting in accordance with ASC subtopic 323-10-20, Investments-Equity Method and Joint Ventures (“ASC 323-10-20”). The reporting dates and accounting policies of the equity investee are the same as the Group. The investment in the equity investee is stated at cost, including the Group’s share of the equity investee’s net gain or loss, less any impairment in value. The Group recognizes in its consolidated statement of comprehensive income its share of the net income of the equity investees.

In accordance with ASC subtopic 325-20, Investments-Other: Cost Method Investments (“ASC 325-20”), for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. Cost method accounting is also applied to investments that are not considered as “in-substance” common stock investments, and do not have readily determinable fair values.

As of December 31, 2015 and 2016, the Group has a 1.85% investment in Zhengzhou Lianhe Real Estate Co., Ltd. The Group does not exercise significant influence over Zhengzhou Lianhe Real Estate Co., Ltd. and therefore, the Group accounts for the investment under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible.

There was nil dividend received for the years ended December 31, 2014, 2015 and 2016.

No impairment provision was provided for the Company’s long-term investments for any of the periods presented.

(s)	Capitalized interest

The Group capitalizes interest as a component of building construction costs in accordance with ASC 835, Interest (“ASC 835”).

As a result of the total interest costs capitalized during the period, the interest expense for the years ended December 31, 2014, 2015 and 2016, was as follows:

	2014	2015	2016
	US$	US$	US$
Amortization of issuance cost related to other long term debt	3,744,695	6,554,767	9,371,957
Interest expense related to capital leases	2,896,977	2,617,000	2,055,995
Interest on borrowings	128,014,504	171,035,655	196,243,562

Total interest costs	134,656,176	180,207,422	207,671,514
Total interest costs capitalized	(106,455,409)	(159,926,006)	(177,814,682)

Interest expense, net	28,200,767	20,281,416	29,856,832

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

(t)	Retirement benefits

Regulations in the PRC require the Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in the PRC, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the years ended December 31, 2014, 2015 and 2016, the level of contribution to these funds for each employee was determined at 43% of their average salary determined by the Social Welfare Bureau. For the year ended December 31, 2016, the Group recorded expense in the amount of US$11,023,291 (2014: US$7,328,091; 2015: US$10,664,576). Employee benefits for the remaining wholly owned subsidiaries were immaterial.

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

Interest and penalties arising from underpayment of income taxes is recognized according to the relevant tax law. The amount of interest expense to be recognized is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with ASC 740-10, Income Tax (“ASC 740-10”) is classified in the consolidated financial statements as interest expense, while penalties recognized in accordance with this interpretation are classified in the consolidated financial statements as other expenses.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

(w)	Land Appreciation Tax (“LAT”)

In accordance with the relevant taxation laws for real estate companies of the provinces in which the subsidiaries operate in the PRC, the local tax authorities levy LAT based on progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures, including borrowing costs and all property development expenditures. LAT is prepaid based on a fixed percentage (varying by local tax jurisdiction) of customer deposits and is expensed when the related revenue is recognized, as explained in Note 2(h).

(x)	Comprehensive income

Comprehensive income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statement of comprehensive income.

(y)	Advertising and promotion expenses

Advertising and promotion costs are expensed as incurred, or the first time the activity takes place, in accordance with ASC 720-35, Advertising Costs. For the year ended December 31, 2016, the Group recorded advertising and promotion expenses of US$39,718,114 (2014: US$32,137,186; 2015: US$35,350,419).

(z)	Leases

In accordance with ASC 840, Leases, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease.

Capital leases are measured at the commencement of the lease at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term excluding that portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) including any profit thereon. During the lease term, each minimum lease payment is allocated between a reduction of the obligation and interest expense to produce a constant periodic rate of interest on the remaining balance of the obligation (the interest method). A leased asset is amortized in a manner consistent with the Group’s normal depreciation policy for owned assets (see Note 6).

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. Certain lease arrangements contain escalation clauses.

For the year ended December 31, 2016, the Group recorded operating lease expenses of US$6,626,414 (2014: US$6,031,670; 2015: US$7,613,448).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

(aa)	Property warranty

The Company and its subsidiaries provide customers with warranties which cover major defects of building structure and certain fittings and facilities of properties sold as stipulated in the relevant sales contracts. The warranty period varies from two months to three years, depending on different property components the warranty covers.

The Group regularly estimates potential costs for materials and labor with regards to warranty-type claims expected to be incurred subsequent to the delivery of a property. Reserves are determined based on historical data and trends with respect to similar property types and geographical areas. The Group regularly monitors the warranty reserve and makes adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Group may seek recourse against its contractors or any related third parties if it can be demonstrated they are at fault. In addition, the Group withholds up to 5% of the contract cost from sub-contractors for periods of 2 to 5 years. These amounts are included in current liabilities, and are only paid to the extent that there has been no warranty claim against the Group relating to the work performed or materials supplied by the subcontractors. For the years ended December 31, 2014, 2015 and 2016, the Group had not recognized any warranty liability or incurred any warranty costs in excess of the amount retained from subcontractors.

(ab)	Earnings per share

Earnings per share are calculated in accordance with ASC 260, Earnings per Share. Basic earnings per share is computed by dividing net income attributable to holders of common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common shares issuable upon the conversion of the convertible note, were included in diluted earnings per common share computation for the period during which they were outstanding using the if-converted method. Common share equivalents consists of common shares issuable upon the exercise of the share options and vesting of restricted shares units using treasury stock method. Common equivalents shares are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. The non-vested options granted with performance conditions are excluded in the computation of diluted EPS unless the options are dilutive and unless their conditions (a) have been satisfied at the reporting date or (b) would have been satisfied if the reporting date was the end of the contingency period.

(ac)	Treasury Shares

The Company accounted for shares repurchased as treasury shares at cost in accordance to ASC Subtopic 505-30, Treasury Shares. When the Company decides to retire the treasury shares, the difference between the original issuance price and the repurchase price may be allocated between additional paid-in capital and retained earnings.

On July 12, 2013, the Board of Directors unanimously authorized management to repurchase up to US$60 million of the Company’s shares from the approval date to July 5, 2015. On December 28, 2015, the Board of Directors unanimously authorized management to repurchase up to US$40 million of the Company’s shares from the approval date to the end of 2017. The Board of Directors also agreed to review the Company’s share repurchase program periodically and to adjust the amount authorized for repurchase as necessary. As of December 31, 2016, the Company had a balance of 26,668,726 (2015: 13,470,488) treasury shares amounting to US$53,734,088 (2015: US$24,045,440).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

(ad)	Senior Secured Notes

On May 3, 2013, the Company issued notes with an aggregate principal amount of US$200,000,000 due on May 3, 2018 (the “May 2018 Senior Secured Notes”) at a coupon rate of 13.25% per annum payable semi-annually. Interest is payable on May 3 and November 3 of each year, commencing November 3, 2013. Given that the May 2018 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the May 2018 Senior Secured Notes under the requirements of ASC 815, Derivatives and Hedging (“ASC 815”). The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the May 2018 Senior Secured Notes. The May 2018 Senior Secured Notes were issued at par.

On December 6, 2013, the Company issued notes with an aggregate principal amount of US$200,000,000 due on June 6, 2019 (the “June 2019 Senior Secured Notes”) at a coupon rate of 13% per annum payable semi-annually. Interest is payable on June 6 and December 6 of each year, commencing June 6, 2014. Given that the June 2019 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the June 2019 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the June 2019 Senior Secured Notes. The June 2019 Senior Secured Notes were issued at par.

 On February 13, 2015, through a consent solicitation to the holders of the May 2018 Senior Secured Notes and the June 2019 Senior Secured Notes, the Company amended the indentures governing the May 2018 Senior Secured Notes and the June 2019 Senior Secured Notes (the “May 2018 Indenture”, and the “June 2019 Indenture”, respectively, and each, an "Indenture") to provide it with additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include changes to: (i) incur additional Indebtedness (as defined in the Indentures) in furtherance of the Company's business plans; (ii) make certain Restricted Payments (as defined in the Indentures) and Permitted Investments (as defined in the Indentures); and (iii) make certain deemed Investments (as defined in the Indentures) without having to satisfy the Fixed Charge Coverage Ratio (as defined in the Indentures) requirement. The amendments also amend (i) the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant in the Indentures to the extent that the Company believes necessary as a result of the amendments to other covenants and (ii) the “Limitation on Asset Sales” covenant in the Indentures to remove the Fixed Charge Coverage Ratio requirement for Asset Dispositions (as defined in the Indentures). The amendments also amended certain related definitions in the Indentures. The Company accounted for the amendments, which did not result in a debt extinguishment pursuant to ASC 470-50, Debt – Modifications and Exchanges (“ASC 470-50”).

On February 3, 2016, through a consent solicitation to the holders of the May 2018 Senior Secured Notes and the June 2019 Secured Notes, the Company amended the Indentures to provide it with additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include: (i) amending the provisions relating to future Subsidiary Guarantors, JV Subsidiary Guarantors and pledged subsidiary Capital Stock (each, as defined in the Indentures); (ii) amending the “Limitation on Indebtedness and Preferred Stock” covenant; (iii) amending the “Limitation on Transactions with Shareholders and Affiliates” covenant and the provisions relating to “Designation of Restricted Subsidiaries and Unrestricted Subsidiaries”; (iv) amending the definition of “Permitted Investment” and the “Limitation on Restricted Payments” covenant; and (v) removing the “Limitation on the Company’s Business Activities” covenant and amend the related definitions and provisions. The amendments also clarify certain other provisions in the Indentures. The Company accounted for the amendments, which did not result in a debt extinguishment pursuant to ASC 470-50, Debt – Modifications and Exchanges.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

On August 30, 2016, the Company issued notes with an aggregate principal amount of US$300,000,000 due on August 30, 2019 (the “August 2019 Senior Secured Notes”) at a coupon rate of 8.125% per annum payable semi-annually. Interest is payable on February 28 and August 30 of each year, commencing February 28, 2017. The August 2019 Senior Secured Notes have a three year term maturing on August 30, 2019. Given that the August 2019 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the August 2019 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the August 2019 Senior Secured Notes. The August 2019 Senior Secured Notes were issued at par.

Onshore corporate bonds

In 2015 and 2016, Xinyuan (China) Real Estate, Ltd. issued series of onshore corporate bonds. See Note 12 for a discussion of the onshore corporate bonds. Given that each onshore corporate bond (see Note 12 for information regarding our onshore corporate bonds) individually is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from these onshore corporate bonds under the requirements of ASC 815 “Derivatives and Hedging”. The onshore corporate bonds were issued at par.

(ae)	Change of accounting policy

On January 1, 2016, the Company adopted Accounting Standards Update (“ASU”) No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs using the required full retrospective method and, as a result, the Company reclassified deferred debt issuance costs amounting to US$12,504,255 previously reported within deferred charges into other long-term debt to reduce the carrying amount of debt liability as of December 31, 2015.

(af)	Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments. The Company accounts for its investments in debt and equity securities in accordance with ASC 320-10, Investments-Debt and Equity Securities: Overall (“ASC 320-10”). The Company classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320-10. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which such gains or losses are realized.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

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

(ag)	Assets acquisition and business combinations

Pursuant to ASC 805, Business Combinations (“ASC 805”), the Company determines whether a transaction or other event is a business combination by applying the definition below, which requires that the assets acquired and liabilities assumed constitute a business. If the assets acquired are not a business, the reporting entity shall account for the transaction or other event as an assets acquisition. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

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

The Company accounted for its acquisitions of Shandong Renju, Hunan Erli and Ruihao Rongtong on March 2, 2015, August 1, 2016 and August 4, 2016 as assets acquisition, respectively, since the acquired entities had no processes in place to apply to inputs to have the ability to create outputs.

(ah)	Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2016 real estate development projects (Chengdu Thriving Family, Chengdu Xinyuan Splendid I, Zhengzhou Xin City, Henan Thriving Family, Suzhou Xin City, Suzhou Lake Royal Palace, Jinan Royal Palace, Kunshan Royal Palace, Xi’an Metropolitan, Shanghai Royal Palace, Zhengzhou Xindo Park, Jinan Xin Central, Henan Xin Central I, Zhengzhou Fancy City I, Tianjin Spring Royal Palace ), which recognized gross profits in 2015, had changes in their estimated gross profit margins. As of December 31, 2016, each of these projects has a percentage of completion at 36.5% or more. As the unit sales and selling prices were on an upward trend during the year ended December 31, 2016, the Group revised upwards its prior estimates related to selling prices and total estimated sales values in conjunction with the change in total estimated costs, which led to a decrease of the percentage sold and thus a decrease in the recognized costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share increased by US$61.2 million (2014: US$10.8 million, 2015: US$52.1 million), US$45.9 million (2014: US$8.1 million, 2015: US$39.1 million), US$0.34 per share (2014: US$0.05 per share, 2015: US$0.27 per share), US$0.33 per share (2014: US$0.05 per share, 2015: US$0.27 per share), respectively, for the year ended December 31, 2016.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

(ai)	Share-based compensation

The Group has adopted ASC 718, Compensation-Stock Compensation, which requires that share-based payment transactions with employees, such as restricted shares or stock options, be measured based on the grant-date fair value of the equity instrument issued and the Company has elected to recognize compensation expense using the straight-line method for all restricted shares and stock options granted with service conditions that have a graded vesting schedule. The Company has a policy of using authorized shares in the existing pool to satisfy any future exercise of share options and shares repurchased held by a third party trustee to satisfy the RSUs granted under the Company’s 2014 Restricted Stock Unit plan.

For options granted with performance conditions, share-based compensation expense is recognized based on the probable outcome of the performance condition. A performance condition is not taken into consideration in determining fair value of the non-vested shares granted.

(aj)	Segment Reporting

In accordance with ASC 280, Segment Reporting, segment reporting is determined based on how the Group’s chief operating decision maker reviews operating results to make decisions about allocating resources and assessing performance for the Group. According to the management approach, the Group operates in geographical segments. Therefore, each of its individual property developments is a discrete operating segment. The Group has aggregated its segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offering, customers and market and regulatory environment (see Note 21).

(ak)	Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers, (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. In July 2015, the FASB deferred the effective date by one year and permitted early adoption of the standard, but not before the original effective date; therefore, ASU 2014-09 will be effective for the Company’s fiscal year beginning December 1, 2018 and subsequent interim periods. The Company has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of applying this ASU recognized at the date of initial application.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Subsequent to the issuance of ASU 2014-09, the FASB has issued several ASUs such as ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, and ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients among others. These ASUs do not change the core principle of the guidance stated in ASU 2014-09, instead these amendments are intended to clarify and improve operability of certain topics included within the revenue standard. These ASUs will have the same effective date and transition requirements as ASU 2014-09. The Company is currently assessing how the adoption of ASU 2014-09 and these ASUs will impact the consolidated financial statements and plan to adopt the guidance using the full retrospective approach for the fiscal year beginning January 1, 2018. Interpretations are on-going and upon initial evaluation, the Company believes the most significant effect relates to the timing of the recognition of real estate sales under the percentage-of-completion method.

In November 2015, FASB issued ASU No. 2015-17, Income Taxes-Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). The amendments in this update simplify the presentation of deferred income taxes. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in ASU 2015-17 are effective for fiscal years beginning after December 15, 2016 including interim periods within those fiscal years. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of the guidance on January 1, 2017 is not expected to have significant impact on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 modifies existing guidance for off-balance sheet treatment of a lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating this guidance and the impact to the Company, as both lessor and lessee, on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, Investments- Equity Method and Joint Ventures: Simplifying the Transition to the Equity Method of Accounting (“ASU 2016-07”). ASU 2016-07 eliminates the requirement to apply the equity method of accounting retrospectively when a reporting entity obtains significant influence over a previously held investment. ASU 2016-07 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The adoption of ASU 2016-07 on January 1, 2017 is not expected to have a material effect on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting (“ASU 2016-09”) to simplify the accounting for share-based payment transactions, including the income tax consequences, an option to recognize gross share-based compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. ASU 2016-09 is effective for public companies for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. The adoption of ASU 2016-09 on January 1, 2017 is not expected to have a material effect on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 reduces the existing diversity in practice in financial reporting across all industries by clarifying certain existing principles in ASC 230, Statement of Cash Flows, (“ASC 230”) including providing additional guidance on how and what an entity should consider in determining the classification of certain cash flows. In addition, in November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash (“ASU 2016-18”). ASU 2016-18 clarifies certain existing principles in ASC 230, including providing additional guidance related to transfers between cash and restricted cash and how entities present, in their statement of cash flows, the cash receipts and cash payments that directly affect the restricted cash accounts. These ASUs will be effective for the Company’s fiscal year beginning December 1, 2018 and subsequent interim periods. Early adoption is permitted. The adoption of ASU 2016-15 and ASU 2016-18 will modify the Company's current disclosures and classifications within the consolidated statement of cash flows but they are not expected to have a material effect on the Company’s consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. Under the new standard, the selling (transferring) entity is required to recognize a current tax expense or benefit upon transfer of the asset. Similarly, the purchasing (receiving) entity is required to recognize a deferred tax asset or liability, as well as the related deferred tax benefit or expense, upon purchase or receipt of the asset. This pronouncement is effective for reporting periods beginning after December 15, 2017, with early adoption permitted. The Company is still evaluating the effect that this guidance will have on the consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying Definition of a Business (“ASU 2017-01”). ASU 2017-01 clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. This update is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for transactions that have not been reported in previously issued (or available to be issued) financial statements. The Company does not believe this standard will have a material impact on the results of operations or financial condition.

3.	Short-term investments

The short-term investments represent investments in REITs publicly traded on the Hong Kong Stock Exchange, money market instruments and publicly traded debt and equity securities, which are expected to be realized in cash during the next 12 months. The Company accounts for the short-term investments in accordance with ASC subtopic 320-10, Investments-Debt and Equity Securities: Overall. The Company classified the REITs, investment in debt and equity securities, and money market instruments as trading securities which are bought and held principally for the purpose of selling them in the near term. The Company uses quoted prices in active markets for identical assets (consistent with the Level 1 definition in the fair value hierarchy) to measure the fair value of its investments on a recurring basis pursuant to ASC 820, Fair Value Measurement.

The realized gains, and unrealized losses presented in the accompanying statements of comprehensive income are related to trading securities held as of December 31, 2016.

The following summarizes the short-term investments measured at fair value at December 31, 2015 and 2016:

	December 31, 2015
		US$
	Aggregate fair value	Cost	Unrealized gain in profit and loss
Trading securities:
REITs	1,167,647	1,124,293	43,354
Money market instruments	76,999	70,910	6,089

Total	1,244,646	1,195,203	49,443

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

	December 31, 2016
		US$
	Aggregate fair value	Cost	Unrealized gain in profit and loss
Trading securities:
Debt securities	20,601,816	20,599,683	2,133
REITs	15,612,864	15,266,447	346,417
Money market instruments	866,630	864,927	1,703
Equity securities	2,229,285	2,344,204	(114,919)

Total	39,310,595	39,075,261	235,334

During the year ended December 31, 2016, US$2,505,696 (2015: US$456,149) net realized gain and US$235,334 (2015: US$49,443) unrealized gain for trading securities are included in earnings.

4.	Real estate properties development completed and under development

The following summarizes the components of real estate properties development completed and under development at December 31, 2015 and 2016:

	December 31, 2015	December 31, 2016
	US$	US$
Development completed:
Zhengzhou Century East A	4,775,131	2,277,168
Suzhou International City Garden	2,018,240	89,490
Suzhou Xin City	16,736,651	16,624,117
Kunshan International City Garden	546,537	867,612
Jinan Xinyuan Splendid	-	2,309,387
Zhengzhou Xin City	-	15,762,256
Beijing Xindo Park	-	52,671,437
Suzhou Lake Royal Palace	-	76,426,976
Xingyang Splendid Phase I	-	11,344,548
Zhengzhou Xindo Park (residential)	-	9,985,798
Shanghai Yipin Royal Palace	-	91,307,299
New York Oosten	-	197,513,164

Real estate properties development completed	24,076,559	477,179,252

Under development:
Current:
Jinan Xinyuan Splendid	40,847,827	-
Xuzhou Colorful City	54,157,809	39,910,908
Zhengzhou Xin City	46,165,101	-
Beijing Xindo Park	176,553,742	-
Kunshan Royal Palace	215,917,469	106,317,899
Suzhou Lake Royal Palace	267,569,547	-
Xingyang Splendid Phase I	32,010,140	-
Xingyang Splendid Phase II	43,311,674	65,914,086
Xingyang Splendid Phase III	23,896,026	25,059,220
Xingyang Splendid Phase IV	6,762,190	7,355,332
Zhengzhou Xindo Park (residential)	29,098,191	-
Zhengzhou Xindo Park (commercial)	73,294,372	97,287,900
Jinan Royal Palace	261,268,961	267,899,017
Sanya Yazhou Bay No. 1	109,896,103	142,950,465
Shanghai Yipin Royal Palace	215,117,468	-
Changsha Xinyuan Splendid	194,444,916	213,231,900
Chengdu Thriving Family	258,173,028	265,695,975
Jinan Xin Central	163,174,394	120,430,389
Zhengzhou Fancy City	71,896,698	67,957,047
Tianjin Spring Royal Palace	65,583,961	90,412,297
Henan Xin Central I	127,696,203	112,073,981
Henan Xin Central II	39,117,259	51,633,387
Zhengzhou Fancy City II(South)	-	52,819,852
Zhengzhou Fancy City II(North)	-	36,768,148
Xi’an Metropolitan	-	228,453,322
Kunshan Xindo Park	-	94,591,527
Zhengzhou International New City I	-	140,971,898
Zhengzhou International New City II	-	58,441,356
Beijing Liyuan project	-	149,726,569
Changsha New project	-	53,014,425
XIN Eco Marine Group Properties Sdn Bhd	8,165,745	9,961,455
New York Oosten	226,208,448	-
Hudson Garden project	-	64,926,299
Flushing	-	68,572,237

	2,750,327,272	2,632,376,891
Profit recognized	347,083,874	332,294,461
Less: progress billings (see Note 14)	(1,210,089,345)	(1,245,536,188)

Total real estate properties under development	1,887,321,801	1,719,135,164

Total real estate properties development completed and under development	1,911,398,360	2,196,314,416

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

As of December 31, 2016, land use rights included in the real estate properties under development totaled US$1,231,794,738 (December 31, 2015: US$1,130,109,973).

As of December 31, 2016, land use rights with an aggregate net book value of US$379,078,976 (December 31, 2015: US$1,018,987,851) was pledged as collateral for certain bank loans and other debts.

5.	Real estate properties held for lease, net

	December 31, 2015	December 31, 2016
	US$	US$
Elementary schools	3,284,593	3,074,648
Basement parking	10,181,887	9,531,080
Kindergartens	7,576,396	8,269,659
Parking facilities	18,128,308	16,969,627
Clubhouses	6,418,720	6,008,447
Shopping mall	38,499,378	130,952,922

Total costs	84,089,282	174,806,383
Accumulated depreciation	(12,956,700)	(14,932,449)

Real estate properties held for lease, net	71,132,582	159,873,934

Depreciation expense for real estate properties held for lease for the year ended December 31, 2016 amounted to US$2,929,277 (2014: US$2,032,019; 2015: US$2,303,340).

As of December 31, 2016, US$23,696,316 of real estate properties held for lease were pledged as collateral for other debts (2015: US$36,550,198).

As of December 31, 2016, minimum future rental income on non-cancellable leases (none of which contain any contingent rental clauses), in the aggregate and for each of the five succeeding fiscal years and thereafter, is as follows:

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Year	Amount
US$

2017	8,486,637
2018	9,066,109
2019	9,068,282
2020	8,556,525
2021 and thereafter	69,119,979

Total	104,297,532

6.	Property and equipment, net

Property and equipment consisted of the following:

	December 31, 2015	December 31, 2016
	US$	US$
Corporate aircraft (Note 13)	40,693,020	37,095,612
Vehicles	4,636,135	4,748,877
Furniture and fixtures	7,044,387	8,996,395

Total	52,373,542	50,840,884
Accumulated depreciation	(13,050,220)	(16,750,788)

Property and equipment, net	39,323,322	34,090,096

Depreciation expense for property and equipment for the year ended December 31, 2016 amounted to US$5,093,038 (2014: US$4,543,419; 2015: US$4,947,575) which includes amortization expense related to the corporate aircraft capital lease (Note 13) amounting to US$2,461,283 (2014: US$2,868,205; 2015: US$2,713,085).

Accumulated depreciation expense for property and equipment as of December 31, 2016 amounted to US$16,750,788 (2014: US$8,543,148; 2015: US$13,050,220) which includes accumulated amortization expense related to the corporate aircraft capital lease (Note 13) amounting to US$8,175,540 (2014: US$3,585,257; 2015: US$6,104,441).

7.	Other long-term investment

As of December 31, 2015 and 2016, the other long-term investment accounted for at cost consisted of the following:

Cost method investee	Initial Cost	Ownership	December 31, 2015
	US$		US$
Ruihao Rongtong	30,865,904	80%	30,865,904
Zhengzhou Lianhe Real Estate Co., Ltd.	241,648	1.85%	241,648

			31,107,552

	Initial Cost	Ownership	December 31, 2016
	US$		US$
Zhengzhou Lianhe Real Estate Co., Ltd.	241,648	1.85%	241,648

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

On May 6, 2015, the Company acquired 80% equity interest of Ruihao Rongtong at a consideration of US$30,865,904. The remaining 20% equity interest was held by the founder of Ruihao Rongtong (“Founder”). In accordance with ASC 325-20, Cost Method Investments, cost method accounting was applied as the investment did not qualify as in-substance common stock and did not have a readily determinable fair value. Pursuant to the Share Transfer Agreements which were unanimously approved by both the Company and the Founder, the Company transferred 20% and 5% of its equity interest in Ruihao Rongtong to Ping’an trust on March 1, 2016 and June 28, 2016, respectively (see Note 2a). On August 4, 2016, the Company purchased the Founder’s 20% equity interest in Ruihao Rongtong and obtained control over Ruihao Rongtong through the amendment of the articles of association. The Ruihao Rongtong acquisition was accounted for as an assets acquisition. On September 18, 2016, the Company transferred an additional 10% equity interest of Ruihao Rongtong to Ping’an trust (see Note 2a). As of December 31, 2016, the Company’s holds a 65% equity interest in Ruihao Rongtong.

For the years ended December 31, 2014, 2015 and 2016, the Group recognized no investment profit or loss. As of December 31, 2015 and 2016, management noted no indicators of impairment related to these investments.

8.	Investment in joint ventures

On October 21, 2013, the Group acquired a 51% equity interest in Shaanxi Zhongmao. The Group and the other remaining shareholder exercises joint control over Shaanxi Zhongmao. The purpose of the joint venture is to undertake residential property development projects in Xi’an, Shaanxi Province. On February 23, 2016, upon the amendment of the articles of association, the Company obtained control over Shaanxi Zhongmao, which was previously accounted under equity method investment (see Note 9).

On March 19, 2014, the Group together with four other independent shareholders established a joint venture called Huayi Xincheng (Beijing) Intelligent City Construction Co., Ltd. (“Huayi Xincheng”), in which the Group holds a 40% equity interest. The purpose of the joint venture is to undertake residential property development projects in Beijing. As at December 31, 2016, the joint venture has no active residential projects.

On May 27, 2015, the Group together with an unrelated company, Nanjing Starry Sky Studios Management Co., Ltd. established a joint venture called Beijing Starry Sky Cinema Co., Ltd. (“Beijing Starry Sky Cinema”), in which the Group holds a 51% equity interest. The purpose of the joint venture is to operate movie theatres. The articles of association does not allow for the Company to exercise control over relevant activities of the investee.

On January 11, 2016, the Group together with two other entities established a joint venture called Shenzhen Zhong An Financial Lease Co., Ltd. (“Shenzhen Zhong An”), in which the Group holds a 25% equity interest. The purpose of the joint venture is to undertake financial lease businesses.

On November 3, 2016, the Group together with two other entities established a joint venture called Zhengzhou Xinci Health Service Co., Ltd. (“Zhengzhou Xinci”), in which the Group holds a 60% equity interest. The purpose of the joint venture is to provide health service in Zhengzhou. The articles of association does not allow for the Company to exercise control over relevant activities of the investee.

On December 26, 2016, the Group together with one other entity established a joint venture called Wuhan Qiaoxin Real Estate Co., Ltd. (“Wuhan Qiaoxin”), in which the Group holds a 49% equity interest. The purpose of the joint venture is to undertake residential property development projects in Wuhan. As at December 31, 2016, the joint venture has no active residential projects.

As of December 31, 2016, the Group’s investment in the investees in the aggregate exceeded its proportionate share of the net assets of the equity method investee by nil (December 31, 2015: $3,982,603). This difference represents equity method goodwill and therefore, is not amortized. Selected financial information of the equity method investees have not been presented as the effects were not material.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

9.	Acquisition of subsidiaries

Acquisition of Shaanxi Zhongmao Economy Development Co., Ltd.

On February 23, 2016, the Group acquired an additional 14.98% equity interest of Shaanxi Zhongmao Economy Development Co., Ltd. (“Shaanxi Zhongmao”) for a consideration of US$516,086 and the articles of association of Shaanxi Zhongmao were amended to require simple majority of voting interests for approval of significant financial and operating decisions. Upon completion of this acquisition, the Group obtained control over Shaanxi Zhongmao through its 65.98% voting interests of Shaanxi Zhongmao.

The purchase was accounted for under the acquisition method of accounting. Accordingly, the impact related to this transaction is included in the Group’s financial statements only since the effective date of acquisition. The purchased assets and assumed liabilities were recorded at their respective acquisition date fair values. A gain is recorded equal to the amount by which the fair value of net identifiable assets exceeded the consideration paid. As such, the Group recognized a bargain purchase gain of US$2,004,507 in relation to acquisition. The seller was willing to accept a lower price due to cash need in a very short timeframe at the time of negotiation, the terms negotiated included a purchase price is lower than Shaanxi Zhongmao’s equity value as a result.

This gain is shown as a component of other income on the Group’s consolidated statement of comprehensive income.

The results of Shaanxi Zhongmao have been included in the Group’s consolidated financial statements since February 23, 2016.

An analysis of the cash flows in respect of the acquisition of Shaanxi Zhongmao is as follows:

US$

Cash consideration paid	-
Cash and cash equivalents acquired	15,055,431

Net inflow of cash and cash equivalents	15,055,431

The purchase price allocation for the acquisition is primarily based on a valuation determined by the Group with the assistance of an independent third party valuation firm. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition on February 23, 2016.

US$

Purchase consideration	516,086
Fair value of non-controlling interest	5,724,339
Fair value of previously held equity interests (i)	8,581,461
Bargain purchase gain recognized in other income	2,004,507

16,826,393

Fair value of net identifiable assets acquired:
Cash and cash equivalents	15,055,431
Restricted cash	16,560,251
Real estate properties under development	180,647,050
Property and equipment, net	329,582
Current assets	54,780,760
Current liabilities	(250,546,681)

Net assets acquired	16,826,393

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

(i) A measurement gain of US$2,100,563 was recognized and recorded in other income in relation to the revaluation of the Group’s previously held equity interest of Shaanxi Zhongmao in the consolidated statement of comprehensive income for the year ended December 31, 2016. As Shaanxi Zhongmao is a private company, the fair value of the Group’s previously held equity interest is estimated based on asset-based approach using significant unobservable inputs that market participants would consider, which mainly include estimated revenue and estimated cost for the construction project.

This acquisition was consistent with the Group’s strategy to develop residential real estate markets in high growth tier two cities in China.

The actual results of operation after the acquisition date and pro forma results of operations for the acquisition have not been presented because the effects were not material.

10.	Short-term bank loans and other debt

Short-term bank loans represent amounts due to various banks and are due on the dates indicated below. Short-term bank loans at December 31, 2015 and 2016 consisted of the following:

	December 31,	December 31,
	2015	2016
	US$	US$
Loan from The Bank of East Asia
Due June 2, 2016, at 2.00% plus 3 month LIBOR(1)	9,675,655	-
Due August 16, 2016, at 1.40% plus 3 month LIBOR(1)	20,000,000	-
Due August 31, 2016, at 1.40% plus 3 month LIBOR(1)	9,700,000	-
Due September 20, 2016, at 1.40% plus 3 month LIBOR(1)	2,220,000	-
Due October 27, 2016, at 1.40% plus 3 month LIBOR(2)	13,250,000	-
Due November 18, 2016, at 1.25% plus 3 month LIBOR(2)	14,958,974	-
Due November 23, 2016, at 1.25% plus 3 month LIBOR(3)	34,421,617	-
Due June 2, 2017, at 1.1% plus 3 month LIBOR(3)	-	34,421,617

	104,226,246	34,421,617

Loan from Bank of China Tokyo Branch
Due July 21, 2016, at 1.2% per annum(2)	30,000,000	-
Due September 26, 2016, at 1.55% per annum(2)	13,000,000	-
Due October 11, 2016, at 1.55% per annum(2)	20,000,000	-

	63,000,000	-

Loan from Industrial and Commercial Bank of China (Asia) Limited (“ICBC (Asia)”)
Due May 18, 2016, at 2% plus 3 month LIBOR(2)	10,000,000	-
Due October 5, 2016, at 1.6% plus 3 month LIBOR(2)	20,000,000	-

	30,000,000	-

Loan from Industrial and Commercial Bank of China (Thai) Public Company Limited (“ICBC (Thai)”)
Due September 21, 2016, at 1.7% plus 3 month LIBOR(2)	25,000,000	-

Loan from Ping’an Real estate Co., Ltd.
Due April 20, 2017, at 6.00% per annum(4)	-	43,246,360

Loan from Huarong International Trust Co., Ltd.
Due September 30, 2017, at 8.30% per annum(5)	-	100,908,174

Total short-term bank loans and other debt	222,226,246	178,576,151

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

(1)	Pursuant to the new due dates of these loans after amendment, these four loans are classified as long term loans on the consolidated balance sheets as of December 31, 2016. The Company accounted for the amendments, which did not result in a debt extinguishment pursuant to ASC 470-50, Debt – Modifications and Exchanges. These loans were secured by restricted cash of US$43,276,457 as of December 31, 2015.

(2)	These loans were paid in full during 2016.

(3)	The loan contract with the Bank of East Asia was amended to extend the maturity date of the loan. The Company accounted for the amendments, which did not result in a debt extinguishment pursuant to ASC 470-50, Debt – Modifications and Exchanges. Pursuant to the amended loan contract, this loan is denominated in US$ and is secured by restricted cash of US$36,471,097 (December 31, 2015: US$35,878,403).

(4)	Pursuant to the agreements with Ping’an Real Estate Co., Ltd., this other short-term debt is secured by the Group’s 51% equity interest of Zhengzhou Xinnan.

(5)	Pursuant to the agreements with Huarong International Trust Co., Ltd, this other short-term debt is secured by the Group’s 65.98% equity interest of Shaanxi Zhongmao and the Group’s land use rights with net book value of US$24,975,886 (December 31, 2015: nil) and Group’s real estate properties under development with net book value of US$27,560,029 (December 31, 2015: nil).

As of December 31, 2016, except when otherwise indicated the Group’s short-term bank loans were denominated in RMB and were mainly secured by the Group’s real estate properties under development with net book value of US$27,560,029 (December 31, 2015: nil), land use rights with net book value of US$24,975,886 (December 31, 2015: nil).

The weighted average interest rate on short-term bank loans and other debt as of December 31, 2016 was 6.53% (December 31, 2015: 1.71%).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

11.	Long-term bank loans

Long-term bank loans as of December 31, 2015 and 2016 consisted of the following:

	December 31,	December 31,
	2015	2016
	US$	US$
Loan from ICBC
Due July 20, 2016 at 5.25% per annum(2)	10,779,845	-
Due December 26, 2021, at 6.175% per annum(1)	-	144,154,534

	10,779,845	144,154,534
Loan from Agricultural Bank of China
Due May 18, 2016, at 5.78% per annum(2)	6,159,911	-

Loan from China Guangfa Bank
Due May 29, 2016, at 8.00% per annum(2)	3,233,953	-
Due December 23, 2017, at 8.4% per annum(2)	6,159,911	-
Due February 17, 2018, at 8.4% per annum(2)	30,799,556	-
Due December 15, 2018, at 4.75% per annum(1)	-	4,612,945

	40,193,420	4,612,945
Loan from Bank of China
Due March 27, 2018, at 5.230% per annum(1)	-	43,246,360

Loan from China Construction Bank
Due January 23, 2017, at 5.70% per annum(2)	76,998,891	-

Loan from Bank of Shanghai
Due April 30, 2017, at 9.10% per annum(2)	35,419,490	-

Loan from The Bank of East Asia
Due April 27, 2018, at 6.18% per annum(2)	47,428,237	-

Loan from Ping An Bank
Due March 20, 2018, at 9.25% per annum(2)	43,119,380	-

Loan from Bank of Bohai
Due March 14, 2019 at 5.415% per annum(1)	-	42,525,587

Loan from Bank of Beijing
Due October 31, 2019 at 6.175% per annum(1)	-	18,740,089

Loan from The Bank of East Asia
Due April 26, 2018, at 1.25% plus 3 month LIBOR(3)	-	13,250,000
Due June 1, 2018, at 1.25% plus 3 month LIBOR(3)	-	9,675,655
Due June 5, 2018, at 1.25% plus 3 month LIBOR(3)	-	10,000,000
Due August 15, 2018, at 1.25% plus 3 month LIBOR(3)	-	20,000,000
Due August 30, 2018, at 1.1% plus 3 month LIBOR(3)	-	9,700,000
Due September 19, 2018, at 1.1% plus 3 month LIBOR(3)	-	2,220,000

	-	64,845,655

Total	260,099,174	318,125,170
Less: current portion of long-term bank loans	246,239,374	82,240,161

Total long-term bank loans	13,859,800	235,885,009

As of December 31, 2016, the contractual maturities of these loans are as follows:

Year	Amount
US$
2017	-
2018	112,704,960
2019	61,265,676
2020	-
2021 and thereafter	144,154,534
Less: current portion of long-term bank loans	82,240,161

Total: long-term bank loans	235,885,009

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

(1)	Pursuant to the loan contracts, if the Group achieves an agreed upon sales target from the sales of the underlying real estate properties under development, the Group has an obligation to repay the loan before the maturity date. Therefore, the respective current portions of these loans have been classified as current liabilities as of December 31, 2016.

(2)	These loans were paid in full during 2016.

(3)	Pursuant to the loan contract with The Bank of East Asia, these six loans from The Bank of East Asia, amounting to US$13.3 million, US$9.7 million, US$10.0 million, US$20.0 million, US$9.7 million and US$2.2 million respectively, are denominated in US$ and are secured by restricted cash of US$13,168,517 (December 31, 2015: nil), US$9,802,508 (December 31, 2015: nil), US$10,090,817 (December 31, 2015: nil), US$20,498,775 (December 31, 2015: nil), US$9,949,546 (December 31, 2015: nil), and US$2,277,642 (December 31, 2015: nil) respectively.

As of December 31, 2016, except when otherwise indicated, the Group’s long term bank loans were all denominated in RMB and were mainly secured by the Group’s real estate properties under development with net book value of nil (December 31, 2015: US$93,755,346), land use rights with net book value of US$103,643,167 (December 31, 2015: US$424,058,251) and restricted cash with net book value of US$65,787,805 (December 31, 2015: nil).

The interest rates of these bank loans are adjustable based on the range of 100% to 130% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of December 31, 2016 was 5.07% (December 31, 2015: 7.23%).

12.	Other long-term debt

As of December 31, 2015 and 2016, other long-term debt consisted of the following:

	December 31,	December 31,
	2015	2016
	US$	US$
May 2018 Senior Secured Notes due on May 3, 2018 at 13.25%	190,519,754	-
June 2019 Senior Secured Notes due on June 6, 2019 at 13%	200,000,000	187,314,242
August 2019 Senior Notes due on August 30, 2019 at 8.125%	-	294,819,248
Corporate bonds due on December 28, 2020 at 7.5%	152,962,917	143,484,912
Corporate bonds due on January 27, 2021 at 7.47%	-	100,618,930
Corporate bonds due on March 14, 2021 at 7.09%	-	71,860,897
Corporate bonds due on August 15, 2019 at 7.50%	-	215,084,667
Collateralized loan due on April 3, 2016 at 11%(1)	38,453,246	-
Collateralized loan due on December 23, 2017 at 11%(1)	61,221,818	-
Collateralized loan due on July 9, 2017 at 9%(1)	54,484,415	-
Collateralized loan due on December 31, 2016 at 12.5%(1)	69,129,605	-
Collateralized loan due on June 30, 2017 at 12.5%(1)	3,079,956	-
Collateralized loan due on March 31, 2017 at 11%(1)	38,499,446	-
Collateralized loan due on November 20, 2016 at 12.5%(1)	46,199,335	-
Collateralized loan due on June 30, 2017 at 11.8%(1)	17,709,745	-
Collateralized loan due on July 15, 2017 at 11.8%(1)	14,583,590	-
Collateralized loan due on June 25, 2017 at 8.5%(2)	69,299,002	43,246,360
Collateralized loan due on September 17, 2017 at 9%(1)	10,779,844	-
Collateralized loan due on March 31, 2018 at 11%	-	21,623,180
Collateralized loan due on November 6, 2018 at 8.2%	-	23,064,725
Collateralized loan due on May 10, 2018 at 9.4%	-	26,668,589
Collateralized loan due on May 30, 2018 at 9.0%(3)	-	64,869,540
Collateralized loan due on June 19, 2018 at 9.5%	-	50,454,087
Collateralized loan due on July 31, 2021 at 8.0%	-	46,129,451
Collateralized loan due on August 2, 2021 at 8.0%	-	5,333,718
Collateralized loan due on November 23, 2024 at 6.9%	-	43,246,360
Non-controlling shareholder’s loan due on June 30, 2016 at 11.24%(4)	28,489,590	-
Non-controlling shareholder’s loan due on March 13, 2017 at 10.98%(5)	81,002,834	-
Non-controlling shareholder’s loan due on May 13, 2017 at 11%(6)	35,881,483	-
Non-controlling shareholder’s loan due on February 28, 2018 at 10.5%(7)	-	20,614,098
Non-controlling shareholder’s loan due on February 28, 2018 at 8.5%(7)	-	103,719,187
Fortress Credit Co. LLC loan due on June 9, 2017 at 7.25% plus LIBOR(8)	96,306,200	48,457,937
Kent EB-5 LLC loan due on January 23, 2020 at 5.95%(9)	10,000,000	10,000,000
Kent EB-5 LLC loan due on April 30, 2020 at 5.95%(9)	5,000,000	5,000,000
Kent EB-5 LLC loan due on June 25, 2020 at 5.95%(9)	5,000,000	5,000,000
Kent EB-5 LLC loan due on August 4, 2020 at 5.95%(9)	5,000,000	5,000,000
Kent EB-5 LLC loan due on August 20, 2020 at 5.95%(9)	5,000,000	5,000,000
Kent EB-5 LLC loan due on October 1, 2020 at 5.95%(9)	10,000,000	10,000,000
Kent EB-5 LLC loan due on November 23, 2020 at 5.95%(9)	10,000,000	10,000,000
Kent EB-5 LLC loan due on March 15, 2021 at 5.95%(9)	-	9,500,000
Kent EB-5 LLC loan due on September 12, 2021 at 5.95%(9)	-	500,000
Ozarks loan due on July 13, 2017 at 4.50% plus 1 month LIBOR(10)	-	26,636,117

Total principal of other long-term debt	1,258,602,780	1,597,246,245

Total	1,258,602,780	1,597,246,245
Less: current portion of other long-term debt	348,594,822	622,454,921

Total other long-term debt	910,007,958	974,791,324

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

The May 2018 Senior Secured Notes, the June 2019 Senior Secured Notes and the August 2019 Senior Secured Notes are senior secured pari passu obligations of the Company.

As of December 31, 2016, the contractual maturities of these debts are as follows:

Year	Amount
US$
2017	118,340,414
2018	311,013,406
2019	697,218,157
2020	193,484,912
2021 and thereafter	277,189,356
Less: current portion of other long term debt	622,454,921

Total: Other long-term debt	974,791,324

(1)	These loans were paid in full in 2016.

(2)	Pursuant to the agreements with Ping An Trust Co., Ltd., this other long-term debt is secured by the Group’s 100% equity interest of Shandong Renju. This other long term debt was partially paid down in 2016.

(3)	Pursuant to the agreements with Ping An Trust Co., Ltd., this other long-term debt is secured by the Group’s 100% equity interest of Changsha Wanzhuo.

(4)	Pursuant to the agreements with Shenzhen Ping’an Dahua Huitong Wealth Management Co., Ltd. entered into on June 24, 2014, which was the non-controlling shareholder of Jinan Wanzhuo, this other long-term debt was secured by the Group’s 95% equity interest in Jinan Wanzhuo and the Group’s land use rights. This other long-term debt was paid in full in 2016.

(5)	Pursuant to the agreements with Shenzhen Ping’an Dahua Huitong Wealth Management Co., Ltd. entered into on March 10, 2015, which was the non-controlling shareholder of Zhengzhou Shengdao, this other long-term debt was secured by the Group’s 80% equity interest in Zhengzhou Shengdao and the Group’s land use rights. This other long-term debt was paid in full in 2016.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

(6)	Pursuant to the agreements with Wanxiang Trustee Co., Ltd. entered into on May 9, 2015, which was the non-controlling shareholder of Henan Quansheng, this other debt was secured by the Group’s 90% equity interest in Henan Quansheng and the Group’s land use rights and Group’s real estate properties under development. This other long-term debt was paid in full in 2016.

(7)	Pursuant to the agreements with Ping An Trust Co., Ltd., which is the non-controlling shareholder of Ruihao Rongtong, this other long-term debt is secured by the Group’s 65% equity interest in Ruihao Rongtong and the Group’s land use rights with net book value of US$76,002,595 (December 31, 2015: nil).

(8)	Pursuant to the agreements with Fortress Credit Co. LLC entered into on June 9, 2014, this other long-term debt amounting to US$165 million in total with US$48.5 million utilized, is denominated in US$ and is secured by restricted cash of US$24,610,419 (December 31, 2015: US$29,918,940). This other long term debt was partially paid down in 2016.

(9)	Pursuant to the agreements with Kent EB-5 LLC, this other long-term debt amounting to US$60 million in total, is denominated in US$ with maturity dates that vary from January 23, 2020 to September 12, 2021.

(10)	Pursuant to the agreements with Bank of Ozarks ("Ozarks"), Hudson 888 Owner LLC has agreed to provide security in the form of mortgages and assignment of leases and rents. In addition, XIN Development Group International Inc., agreed to, jointly and severally, provide a number of guarantees, including carve out guaranty, completion guaranty, repayment guaranty and carry guaranty to Ozarks and its successors in relation to the mortgaged property, liabilities of and/or payments to Ozarks.

As of December 31, 2016, except when otherwise indicated, the Group’s other long-term debt was all denominated in RMB and mainly secured by the Group’s real estate properties under development with net book value of US$91,648,575 (December 31, 2015: US$128,389,745), land use rights with net book value of US$250,459,922 (December 31, 2015: US$731,783,438), real estate properties held for lease with net book value of US$23,696,316 (December 31, 2015: US$36,550,198) and real estate properties held for sale with net book value of US$13,437,413 (December 31, 2015: nil).

May 2018 Senior Secured Notes

On May 3, 2013, the Company issued the May 2018 Senior Secured Notes with an aggregate principal amount of US$200,000,000 due May 3, 2018. Until redemption in October 2016, the May 2018 Senior Secured Notes bore interest at 13.25% per annum payable semi-annually. Interest is payable on May 3 and November 3 of each year, commencing November 3, 2013.

The effective interest rate of the May 2018 Senior Secured Notes is 14.44%.

The May 2018 Senior Secured Notes were issued pursuant to the May 2018 Indenture, dated May 3, 2013, between, the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent. The Company’s obligations under the May 2018 Indenture and the May 2018 Senior Secured Notes were guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and would have been guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the May 2018 Indenture. The Company’s obligations under the May 2018 Indenture and the May 2018 Senior Secured Notes were secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. , Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd. and Elite Quest Holdings Ltd.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

The Company could redeem the May 2018 Senior Secured Notes, in whole or in part, at 106.6250% and 103.3125% of principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date during the 12 month period commencing on May 3, 2016 and May 3, 2017, respectively.

At any time prior to May 3, 2016, the Company could redeem up to 35% of the aggregate principal amount of the May 2018 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the May 2018 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” meant with respect to any Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of the redemption price of such Note on May 3, 2016, plus all required remaining scheduled interest payments due on such Note through May 3, 2016 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the May 2018 Indenture) plus 100 basis points, over (B) the principal amount of such Note on such redemption date.

At any time prior to May 3, 2016, the Company could redeem up to 35% of the aggregate principal amount of the May 2018 Senior Secured Notes with the net cash proceeds of one or more sales of the Company’s common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 113.25% of the principal amount of the May 2018 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the May 2018 Senior Secured Notes remained outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the May 2018 Senior Secured Notes under the requirements of ASC 815, Derivatives and Hedging. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the May 2018 Senior Secured Notes.

The May 2018 Indenture, as amended, contained certain covenants that, among others, restricted the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the May 2018 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the May 2018 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s common shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the May 2018 Indenture) of 2.75 to 1.0 (reduced from 3.0 to 1.0 effective February 2016). For a further discussion of the amendments to the May 2018 Indenture, see Note 2 (ad) above.

On October 18, 2016, the Company redeemed the May 2018 Senior Secured Notes for a total redemption amount of $206,237,340 consisting of the entire outstanding principal balance, interest to the redemption date and debt extinguishment loss amounting to US$183,000,000, US$11,113,590 and US$12,123,750 (equal to the 6.625% of the outstanding principal amount), respectively. The Company funded the redemption using the proceeds from the issuance of its August 2019 Senior Secured Notes.

June 2019 Senior Secured Notes

On December 6, 2013, the Company issued senior notes with an aggregate principal amount of US$200,000,000 due June 6, 2019 at a coupon rate of 13% per annum payable semi-annually. Interest is payable on June 6 and December 6 of each year, commencing June 6, 2014.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

The effective interest rate of June 2019 Senior Secured Notes is 14.05%.

The June 2019 Senior Secured Notes were issued pursuant to the June 2019 Indenture, dated December 6, 2013, between the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent. The Company’s obligations under the June 2019 Indenture and the June 2019 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the June 2019 Indenture. The Company’s obligations under the June 2019 Indenture and the June 2019 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd. and Elite Quest Holdings Ltd.

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

The June 2019 Indenture, as amended, contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the June 2019 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the June 2019 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the June 2019 Indenture) of 2.75 to 1.0 (reduced from 3.0 to 1.0 effective February 2016). The Company accounted for the amendments, which did not result in a debt extinguishment pursuant to ASC 470-50, Debt – Modifications and Exchanges. For a further discussion of the amendments to the June 2019 Indenture, see Note 2 (ad) above.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

August 2019 Senior Secured Notes

On August 30, 2016, the Company issued an aggregate principal amount of US$300,000,000 of the August 2019 Senior Secured Notes. The August 2019 Senior Secured Notes bear interest at 8.125% per annum payable semi-annually. Interest will be payable on February 28 and August 30 of each year, commencing February 28, 2017.

The effective interest rate of August 2019 Senior Secured Notes is 9.06%.

The August 2019 Senior Secured Notes were issued pursuant to an indenture, dated August 30, 2016, between the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “August 2019 Indenture”). The Company’s obligations under the August 2019 Indenture and the August 2019 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the August 2019 Indenture. The Company’s obligations under the August 2019 Indenture and the August 2019 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd..

At any time prior to August 30, 2019, the Company may at its option redeem the August 2019 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the August 2019 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any August 2019 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such August 2019 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such August 2019 Senior Secured Note, plus all required remaining scheduled interest payments due on such August 2019 Senior Secured Note through the maturity date of the August 2019 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the August 2019 Indenture) plus 100 basis points, over (B) the principal amount of such August 2019 Senior Secured Note on such redemption date.

At any time prior to August 30, 2019, the Company may redeem up to 35% of the aggregate principal amount of the August 2019 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 108.125% of the principal amount of the August 2019 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the August 2019 Senior Secured Notes issued on August 30, 2016 remain outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the August 2019 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the August 2019 Secured Senior Notes.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

The August 2019 Indenture, contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the August 2019 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the August 2019 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the August 2019 Indenture) of 2.50 to 1.0.

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

The Company’s obligations under the Convertible Note were guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and Xinyuan International (HK) Property Investment Co., Limited (each, a “CN Subsidiary Guarantor” and collectively, the “CN Subsidiary Guarantors”) and was to be guaranteed by such other future subsidiaries of the Company as was set forth in and in accordance with the terms of the Convertible Note. The Company’s obligations under the Convertible Note were secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. and Xinyuan International Property Investment Co., Ltd., and the obligations of Xinyuan Real Estate, Ltd. as a CN Subsidiary Guarantor were secured by a pledge of the capital stock of its wholly-owned subsidiaries, Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited. The CN Subsidiary Guarantors are the same “Subsidiary Guarantors” of the Company’s May 2018 Senior Secured Notes and June 2019 Senior Secured Notes (collectively, the “Senior Secured Notes”), and the shares of the subsidiaries pledged to secure the obligations of the Company and of Xinyuan Real Estate, Ltd. as a CN Subsidiary Guarantor have also been pledged as collateral with respect to the Company’s Senior Secured Notes. In connection with the issuance of the Convertible Note, the Company entered into an Intercreditor Agreement with Citicorp International Limited, as trustee under the indenture for the Senior Secured Notes, the purchaser of the Convertible Note and Xinyuan Real Estate, Ltd., pursuant to which Citicorp International Limited acted as Shared Security Agent for the holders of the Senior Secured Notes and the Convertible Note.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Following a Change of Control or a Fundamental Transaction, the Company was required to make an offer to purchase all outstanding Convertible Note at a purchase price equal to 150% of the principal amount thereof plus accrued and unpaid interest to the payment date. A “Change of Control” was defined in the Convertible Note to include certain mergers, consolidations or asset sales with persons who are not or are not controlled by Permitted Holders, certain share acquisitions by persons or groups other than Permitted Holders, a majority of the Company’s directors ceasing to be persons who are not, or who were not approved by, the current directors, and the adoption of a plan relating to the liquidation or dissolution of the Company. “Permitted Holders” were Mr. Zhang Yong, Chairman of the Company, Ms. Yang Yuyan, and entities in which one or both of them owns 90% of the capital stock. A “Fundamental Transaction” was defined in the Convertible Note to include a consolidation or merger of the Company with or into, or a sale, lease, license or other transfer or of the Company’ assets to, another person, a business combination in which another person acquires more than 50% of the Company’s voting stock, and a reorganization or recapitalization of the Company or reclassification of the Common Shares.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the Convertible Note under the requirements of ASC 815. The Company evaluated and determined that the embedded conversion option, redemption options and anti-dilution feature do not require bifurcation from the Convertible Note under the requirements of ASC 815-10 because they are clearly and closely related to the debt host instrument. Beneficial conversion features (“BCF”) exist when the conversion price of the Convertible Note is lower than the fair value of the ordinary share at the commitment date. Since the Convertible Note was convertible from inception but contain conversion terms that change upon the occurrence of a future event, the contingent beneficial conversion feature was measured at the commitment date but not recognized until the contingency is resolved. No BCF was recognized because the conversion price is greater than the fair value of the Company’s ordinary shares at the commitment date.

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

On November 21, 2014, pursuant to a note redemption agreement entered into with TPG Asia, the Company redeemed the Convertible Note in full for a total redemption amount of $86,272,849 consisting of the entire outstanding principal balance, interest to the redemption date and debt extinguishment loss amounting to US$9,848,931, equal to 13% of the outstanding principal amount. In connection with the redemption, the Company agreed with TPG Asia to waivers of the covenants requiring the Company to maintain a Fixed Charge Coverage Ratio of not less than 3.0 to 1.0 and limiting the ability of the Company and its Restricted Subsidiaries to incur indebtedness, except under limited circumstances.

Onshore Corporate Bonds

On December 28, 2015, Xinyuan (China) Real Estate, Ltd. issued the first tranche of the onshore corporate bonds with an aggregate principal amount of RMB1 billion (US$154 million) due on December 28, 2020 (the “First Tranche Bonds”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on December 28 of each year, commencing December 28, 2016.

On January 27, 2016, Xinyuan (China) Real Estate, Ltd. issued the second tranche of the onshore corporate bonds with an aggregate principal amount of RMB0.7 billion (US$107 million) due on January 27, 2021 (the “Second Tranche Bonds”) at a coupon rate of 7.47% per annum payable annually. Interest is payable on January 27 of each year, commencing January 27, 2017.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

On March 14, 2016, Xinyuan (China) Real Estate, Ltd. issued the third tranche of the onshore corporate bonds with an aggregate principal amount of RMB0.5 billion (US$77 million) due on March 14, 2021 (the “Third Tranche Bonds”) at a coupon rate of 7.09% per annum payable annually. Interest is payable on March 14 of each year, commencing March 14, 2017.

Given that above three tranches of onshore corporate bonds is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from these three tranches of onshore corporate bonds under the requirements of ASC 815 “Derivatives and Hedging”. These three tranches of onshore corporate bonds were issued at par. Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan (China) Real Estate Ltd may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate.

On August 15, 2016, Xinyuan (China) Real Estate, Ltd. issued a new tranche of onshore corporate bonds with an aggregate principal amount of RMB1.5 billion (US$216 million) due on August 15, 2019 (the “New Tranche”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on August 15 of each year, commencing August 15, 2017. Given that the New Tranche is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the New Tranche under the requirements of ASC 815, Derivatives and Hedging. The New Tranche was issued at par. Upon the first anniversary of the issuance of the New Tranche, Xinyuan (China) Real Estate Ltd may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. Therefore, the entire amount of the New Tranche has been classified as current liabilities as of December 31, 2016.

13.	Capital lease obligations

On October 23, 2012, the Group entered into an agreement with Minsheng Hongtai (Tianjin) Aircraft Leasing Co., Ltd. (“Minsheng”) to lease a corporate aircraft. The lease meets the transfer-of-ownership to the lessee criterion and is therefore, classified as a capital lease. The corporate aircraft was delivered on September 12, 2013, and the capital lease commenced on September 15, 2013 (the “Commencement Date”). The lease has an eight year term and expires on September 15, 2021. The Group has to make 32 quarterly lease payments of US$1,426,435 starting from the Commencement Date. In 2012, Henan Xinyuan paid a deposit in the amount of US$6.7 million to Minsheng. Upon the expiration of the lease agreement, the deposit in the amount of US$6.7 million may be used as full and final payment to Minsheng to purchase the corporate aircraft. The effective interest rate for the capital lease obligation is 10.47%.

On August 1, 2016, the Group entered into a sale and leaseback agreement with Shenzhen Zhong An for shopping mall equipment. Upon expiration of the lease period and settlement of all the lease payments, the Group is entitled to purchase the leased assets at a nominal amount. The lease meets the transfer-of-ownership to the lessee criterion and is therefore, classified as a capital lease. The capital lease commenced on August 1, 2016 (the “Commencement Date”). The lease has a three year term and expires on July 31, 2019. The Group has to make 12 quarterly lease payments of US$260,143 starting from the Commencement Date. The effective interest rate for the capital lease obligation is 5.58%.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Capital lease obligations are summarized as follows:

	December 31, 2015	December 31, 2016
	US$	US$
Capital lease obligations, net of current maturities
Due to Minsheng	18,111,007	13,518,898
Due to related party - Shenzhen Zhong An	-	1,496,610

	18,111,007	15,015,508
Current maturities of capital lease obligations
Due to Minsheng	3,065,612	2,869,663
Due to related party - Shenzhen Zhong An	-	1,053,731

	3,065,612	3,923,394

Total capital lease obligations	21,176,619	18,938,902

14.	Customer deposits

Advances for real estate properties comprise of sales proceeds received from customers for the pre-sale of residential units in the PRC. Advances for real estate properties are typically funded up to 40% - 80% by mortgage loans made by banks to the customers. The Group holds certain cash balances in restricted cash accounts at the relevant banks (see Note 2 (f)). The Group, in turn, has a right to withhold transfer of title to the customer until outstanding amounts are fully settled.

	December 31, 2015	December 31, 2016
	US$	US$
Advances for real estate properties	1,255,600,108	1,412,304,143
Add: increase/(decrease) in revenue recognized in excess of amounts received from customers	18,940,748	(16,222,702)
Less: recognized as progress billings (see Note 4)	1,210,089,345	1,245,536,188

Customer deposits (Note 2h,2n)	64,451,511	150,545,253

15.	Income taxes

(a)	Corporate income tax (“CIT”)

Under the current law of the Cayman Islands, the Company is not subject to income tax.

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

The Company’s HK subsidiaries are subject to income tax at the statutory rate of 16.5% in accordance to the HK Corporate Income Tax Laws and regulations. For the years ended December 31, 2014, 2015 and 2016, the Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented. Under the Hong Kong tax law, the Company’s HK subsidiaries are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

The Company’s US subsidiaries are subject to income tax at the effective rate of approximately 48% in accordance with US corporate income tax laws and regulations.

The Company’s Malaysian subsidiaries are subject to income tax at the statutory rate of 25% in accordance with Malaysia corporate income tax laws and regulations.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

There is no provision for income taxes for the Company’s Malaysian subsidiaries because these subsidiaries were in a cumulative loss positions for all the periods presented.

Income before income tax expenses consists of:

	Year ended December 31,
	2014	2015	2016
	US$	US$	US$
PRC	112,781,760	154,833,605	211,620,233
Non PRC	(33,727,777)	(35,840,702)	(45,909,678)

Total	79,053,983	118,992,903	165,710,555

Income tax expenses for the years ended December 31, 2014, 2015 and 2016 are summarized as follows:

	Year ended December 31,
	2014	2015	2016
	US$	US$	US$
Current:
CIT tax expense	20,791,855	48,523,618	70,285,607
Land Appreciation Tax (“LAT”) expense	(3,771,248)	23,223,407	33,254,340
Deferred tax expense/(benefit)	13,537,011	(19,235,707)	(17,292,072)

Income tax expense	30,557,618	52,511,318	86,247,875

The Group’s income tax expense differs from the tax expense computed by applying the statutory CIT rate of 25% for the years ended December 31, 2014, 2015 and 2016, are as follows:

	Year ended December 31,
	2014	2015	2016
	US$	US$	US$
CIT at rate of 25%	19,763,496	29,748,226	41,427,639
Tax effect of non-deductible expenses	6,535,308	2,028,153	7,425,406
Unrecognized tax benefits	(8,628,537)	(6,354,200)	(1,949,726)
LAT expense	(3,771,248)	23,223,407	33,254,340
CIT benefit of LAT	942,812	(5,805,852)	(8,313,585)
Changes in valuation allowance	-	4,274,501	(1,161,335)
International rate difference	10,681,232	6,075,360	17,814,114
Income tax on undistributed earnings of PRC subsidiaries	440,464	3,675,156	-
Adjustment of estimated income tax accruals	3,953,417	(4,412,050)	(1,979,380)
Others	640,674	58,617	(269,598)

Actual income tax expense	30,557,618	52,511,318	86,247,875

Income tax on undistributed earnings of PRC subsidiaries represents accrued withholding tax related to the portion of the Group’s retained earnings that were not considered permanently reinvested.

(b)	Unrecognized tax benefit

The following table summarizes the activities related to the Group’s unrecognized tax benefits:

	2014	2015	2016
	US$	US$	US$
Balance at January 1	16,313,513	14,005,004	17,842,283
Additions for tax positions of current year	6,400,006	11,592,738	5,549,004
Movement in current year due to foreign exchange rate fluctuation	(79,978)	(313,640)	(68,926)
Reductions for tax positions of prior years	(4,125,703)	(3,669,272)	(880,647)
Lapse of statute of limitations	(4,502,834)	(3,772,547)	(1,949,726)

Balance at December 31	14,005,004	17,842,283	20,491,988

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
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

The movement in the liability for unrecognized tax benefits of US$11,592,738 in 2015 was due to deemed interest income from subsidiaries of the Company during the year. The movement in the liability for unrecognized tax benefits of US$313,640 was due to the fluctuation of US$/RMB exchange rate, and therefore was recorded as other comprehensive income arising from the foreign currency translation. The remaining change of US$3,772,547 was recognized as a reduction of unrecognized tax benefits mainly due to the expiration of the statute of limitations period, and the amount of US$3,669,272 was recognized due to the availability for taxation deductions in 2015.

The current year movement in the liability for unrecognized tax benefits of US$5,549,004 in 2016 was due to deemed interest income from subsidiaries of the Company during the year. The movement in the liability for unrecognized tax benefits of US$68,926 was due to the fluctuation of US$/RMB exchange rate, and therefore was recorded as other comprehensive income arising from the foreign currency translation. The remaining change of US$1,949,726 was recognized as a reduction of unrecognized tax benefits mainly due to the expiration of the statute of limitations period, and the amount of US$880,647 was recognized due to the availability for taxation deductions in 2016.

As of December 31, 2015 and 2016, unrecognized tax benefits of US$1,993,721 and nil, respectively, if ultimately recognized, will impact the effective tax rate. The Group anticipates new unrecognized tax benefits, related to tax positions similar to those giving rise to its existing unrecognized tax benefits, to originate after December 31, 2016. It is possible that the amount of uncertain tax positions will change in the next twelve months, however, an estimate of the range of the possible outcomes cannot be made at this time.

The PRC income tax returns for fiscal year 2012 through fiscal year 2016 remain open to potential examination. In addition, local tax authorities may exercise broad discretion in applying the tax law, thus potentially exposing the PRC subsidiaries to audits of tax years outside the general statute of limitations.

It is the Group’s continuing practice to recognize interest and penalties related to uncertain tax positions in interest expenses and other expenses, respectively. For the years ended December 31, 2014, 2015 and 2016, no interests and penalties have been recognized under ASC 740-10 as management believes that there will be no interest and penalties charged relating to a re-evaluation of a tax levy method.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
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

For the years ended December 31, 2014, 2015 and 2016, the Group has made provision for LAT with respect to properties sold up to December 31, 2016 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

(d)	Deferred tax

The tax effects of temporary differences that give rise to the Group’s net current deferred tax assets and liabilities as of December 31, 2015 and 2016 are as follows:

	December 31, 2015	December 31, 2016
	US$	US$
Current deferred tax assets:
Tax loss carried forward	9,858,503	4,098,537
Accruals and provisions	6,269,775	15,756,338
Deemed interest income	14,868,874	-
Unrealized profit at consolidation	2,946,297	4,667,343
Allowance for deferred tax assets	(4,274,501)	(2,913,798)

Total current deferred tax assets	29,668,948	21,608,420

Current deferred tax liabilities:
Revenue recognized based on percentage of completion	(38,623,934)	(57,670,568)
Real estate properties accelerated cost deduction	(1,282,034)	(794,822)
Taxable temporary differences arising from business combinations and assets acquisition	(47,409,723)	(42,703,964)
Others	(45,532)	(45,533)

Total current deferred tax liabilities	(87,361,223)	(101,214,887)

Net current deferred tax liabilities	(57,692,275)	(79,606,467)

The tax effects of temporary differences that give rise to the Group’s net long-term deferred tax assets and liabilities as of December 31, 2015 and 2016 are as follows:

	December 31, 2015	December 31, 2016
	US$	US$
Long-term deferred tax assets:
Tax loss carried forward	5,553,093	20,064,937
Revenue recognition of real estate lease income on a straight-line basis	8,955,776	9,132,603
Deemed interest income	-	20,417,879
Others	979,688	74,109

Total long-term deferred tax assets	15,488,557	49,689,528

Long-term deferred tax liabilities:
Income tax on undistributed earnings of PRC subsidiaries	(13,500,239)	(13,500,239)

Total long-term deferred tax liabilities	(13,500,239)	(13,500,239)

Net long-term deferred tax assets	1,988,318	36,189,289

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Certain of the Company’s PRC subsidiaries have PRC tax net operating loss carry forwards of US$96.6 million (2015: US$39.4 million) which will expire in one to five years, if unutilized. Losses incurred in the U.S. amounting to US$1.8 million (2015: US$9.0 million) can be carried forward for 20 years.

During 2015 and 2016, the Company has considered its operational funding needs, future development initiatives and its dividend distribution plan and is permanently reinvesting all but US$332.9 million and US$482.6 million (including US$393.9 million that may be remitted on a tax-free basis that is within the parent company’s control and presently available) of its PRC subsidiaries earnings as at December 31, 2015 and 2016, respectively. Accordingly, the Company accrued deferred income tax liabilities of US$13.5 million and US$13.5 million for the withholding tax liability associated with the distribution of retained earnings that are not permanently reinvested as at December 31, 2015 and 2016, respectively. As of December 2015 and 2016, the total amount of undistributed earnings from the Company’s PRC subsidiaries that are considered to be permanently reinvested were US$509.1 million and US$407.7 million, and the related unrecognized deferred tax liabilities were approximately US$50.9 million and US$40.8 million, respectively. The Company’s remaining subsidiaries do not have retained earnings for all the periods presented.

For each subsidiary, deferred tax assets have been netted against deferred tax liabilities by current classification, as the reversal of the underlying temporary differences is expected to occur in the same future periods.

In assessing the ability to realize the deferred tax assets, the Group has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Accordingly, the Group recorded valuation allowance amounting US$4,274,501 and US$2,913,798 as of December 31, 2015 and 2016, respectively.

16.	Share-based compensation

As of December 31, 2016, the Company has four share-based compensation plans under which awards may be granted to both employees and non-employees, namely, the 2007 Equity Incentive Plan (the “Plan”), 2007 Long Term Incentive Plan (the “2007 Plan”), 2015 Long Term Incentive Plan (the “2015 Plan”), and 2014 Restricted Stock Unit Plan (the “2014 RSU Plan”). Compensation cost of US$7,828,255 (2014: US$3,232,940, 2015: US$4,904,626) was recorded in general and administrative expenses for those plans with a corresponding credit to additional paid-in capital in the year ended December 31, 2016. The compensation cost is regarded as a permanent difference for income tax purposes as the options were granted by the Company, which is registered in the Cayman Islands, a tax free jurisdiction. Hence, no tax benefit was recognized upon the recognition of compensation cost. The Company has a policy of using authorized shares in the existing pool to satisfy any future exercise of share options and shares repurchased held by a third party trustee to satisfy the RSUs granted under the 2014 RSU Plan.

Plan

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

2007 Plan

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

2015 Plan

In June 2015, the Company approved the 2015 Plan to provide grant of options to purchase shares of company stock with maximum aggregate number of 20 million common shares, subject to adjustment to account for changes in the capitalization of the Company.

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

Assumptions

The Company assumed the forfeiture ratios of 0% for non-executive employees and executives in arriving at the total compensation expense. All outstanding unvested stock options as of December 31, 2016 under the Plan, the 2007 Plan and the 2015 Plan were related to executives and therefore, are expected to vest in full. No options were granted during the year ended December 31, 2016.

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses the assumptions noted below.

	Options Granted in 2014 Under the 2007 Plan	Options Granted in 2015 Under the 2007 Plan	Options Granted in 2015 Under the 2015 Plan
Average risk-free rate of return	2.5%	1.82-1.92%	1.57-1.92%
Expected term	5-6 Years	6 Years	6 Years
Volatility rate	40.5-41.4%	46.3-55.2%	55.0-55.9%
Dividend yield	5%	5%	5%

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Share Option Activity

The following table is a summary of the Company’s share option activity under the Plan (in US$, except options):

Options under the Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding, January 1, 2016
2.50 (exercise price)	557,396	2.5	1.58	-

Granted	-	-	-	-

Exercised
2.50 (exercise price)	1,746	2.5	-	262

Forfeited
2.50 (exercise price)	944	2.5	-	-

Outstanding, December 31, 2016
2.50 (exercise price)	554,706	2.5	0.58	-

Exercisable as at December 31, 2016
2.50 (exercise price)	554,706	2.5	0.58

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$2.48 per common share as of December 31, 2016 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2016. All the options were fully vested as of December 31, 2012.

As of December 31, 2016, there was no unrecognized compensation cost related to unvested share-based compensation arrangements granted to employees and non-employees under the Plan.

The following table is a summary of the Company’s share option activity under the 2007 Plan (in US$, except options):

Options Under the 2007 Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding, January 1, 2016
7.0 (exercise price)	792,056	7.00	1.83	-
2.975 (exercise price)	180,000	2.975	2.50	-
1.87 (exercise price)	93,334	1.87	3.25	-
1.21 (exercise price)	754,000	1.21	4.95	478,790
1.085 (exercise price)	100,000	1.085	5.50	76,000
1.64 (exercise price)	200,000	1.64	6.87	41,000
2.105 (exercise price)	600,000	2.105	7.50	-
2.86 (exercise price)	600,000	2.86	7.67	-
1.21 (exercise price)	873,000	1.21	8.50	554,355
1.255(exercise price)	200,000	1.255	9.16	118,000
1.605(exercise price)	600,000	1.605	9.27	144,000
1.71(exercise price)	1,200,000	1.71	9.50	162,000
1.39(exercise price)	200,000	1.39	9.75	91,000
1.81(exercise price)	200,000	1.81	9.85	7,000

Granted	-	-	-	-

Exercised
1.21 (exercise price)	530,600	1.21	-	467,357
2.105 (exercise price)	40,876	2.105	-	17,176
1.87 (exercise price)	93,334	1.87	-	72,263
1.255 (exercise price)	200,000	1.255	-	270,374
1.605 (exercise price)	200,000	1.605	-	207,269
1.71 (exercise price)	400,000	1.71	-	382,836
1.81 (exercise price)	66,000	1.81	-	48,858

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Options Under the 2007 Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Forfeited
1.605 (exercise price)	400,000	1.605	-	-
1.71 (exercise price)	800,000	1.71	-	-
1.39 (exercise price)	200,000	1.39	-	-

Outstanding, December 31, 2016

7.0 (exercise price)	792,056	7.00	0.83	-
2.975 (exercise price)	180,000	2.975	1.50	-
1.21 (exercise price)	754,000	1.21	3.95	957,580
1.085 (exercise price)	100,000	1.085	4.50	139,500
1.64 (exercise price)	200,000	1.64	5.87	168,000
2.105 (exercise price)	559,124	2.105	6.50	209,672
2.86 (exercise price)	600,000	2.86	6.67	-
1.21 (exercise price)	342,400	1.21	7.50	434,848
1.81(exercise price)	134,000	1.81	8.85	89,780

Exercisable as at December 31, 2016

7.0 (exercise price)	792,056	7.00	0.83	-
2.975 (exercise price)	180,000	2.975	1.50	-
1.21 (exercise price)	754,000	1.21	3.95	957,580
1.085 (exercise price)	100,000	1.085	4.50	139,500
1.64 (exercise price)	200,000	1.64	5.87	168,000
2.105 (exercise price)	559,124	2.105	6.50	209,672
2.86 (exercise price)	600,000	2.86	6.67	-
1.21 (exercise price)	342,400	1.21	7.50	434,848

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$2.48 per common share as of December 31, 2016 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2016. As of December 31, 2016, there was US$74,622 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees, under the 2007 Plan. The cost is expected to be recognized using a straight-line method over a weighted-average period of 1.85 years. Total fair value of options vested during the year ended December 31, 2014, 2015 and 2016 was US$1,206,372, and US$633,113, and US$362,487, respectively.

The following table is a summary of the Company’s share option activity under the 2015 Plan (in US$, except options):

Options Under the 2015 Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding, January 1, 2016
1.71(exercise price)	81,600	1.71	9.58	11,016
1.71(exercise price)	6,574,600	1.71	9.50	887,571

Granted	-	-	-	-

Exercised
1.71(exercise price)	628,328	1.71	-	544,274

Forfeited
1.71 (exercise price)	1,155,072	1.71	-	-

Outstanding, December 31, 2016
1.71(exercise price)	81,600	1.71	8.58	62,832
1.71(exercise price)	4,791,200	1.71	8.50	3,689,224

Exercisable as at December 31, 2016
1.71(exercise price)	27,200	1.71	8.58	20,944
1.71(exercise price)	1,563,192	1.71	8.50	1,203,658

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$2.48 per common share as of December 31, 2016 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2016. As of December 31, 2016, there was US$1,051,494 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees, under the 2015 Plan. The cost is expected to be recognized using a straight-line method over a weighted-average period of 1.5 years. Total fair value of options vested during the year ended December 31, 2015 and 2016 was US$639,524 and US$952,941, respectively.

2014 RSU Plan

On May 23, 2014, the Board of Directors approved the 2014 RSU Plan, which is administered by the Compensation Committee of the Board of Directors. The 2014 RSU Plan provides for discretionary grants of restricted stock units, or RSUs, to or for the benefit of participating employees. The maximum number of common shares that may be delivered to 2014 RSU Plan participants in connection with RSUs granted under the 2014 RSU Plan is 10,000,000, subject to adjustment if the Company’s outstanding common shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Company through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction.

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

On April 10, 2015, under the 2014 RSU Plan, the Company deposited US$3,259,998 into the trust. The trustee used the funds to acquire 2,076,964 common shares from the open market. The awards vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method.

On April 18, 2016, under the 2014 RSU Plan, the Company deposited US$4,003,999 into the trust. The trustee used the funds to acquire 1,614,220 common shares from the open market. The awards vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method.

The weighted average grant-date fair value of restricted shares granted during the years ended December 31, 2014, 2015 and 2016 was US$2.01, US$1.605 and US$2.75, respectively, which was derived from the fair value of the underlying ordinary shares.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Other awards

On December 29, 2014, Xinyuan International (Hong Kong) Property Investment Inc. (“XYHK”) signed an agreement to acquire a 100% equity interest in XIN Eco Marine Group Properties Sdn Bhd (formerly named as EMG Group Properties Sdn Bhd) (“EMG”) for purpose of acquiring a land reclamation development located in Pekan Klebang, Section II, District of Melaka Tengah, Malaysia.

On the acquisition date, EMG signed an agreement (“Service Agreement”) with one of the selling shareholders, Mr. Alex Teh Chee Teong (“Mr.Teh”),appointing Mr. Teh as a project manager to assist XYHK in supervising and completing the land reclamation development within twenty four months from the reclamation works commencement date. Under the same Service Agreement, EMG granted Mr. Teh an option to purchase 25% of EMG’s equity interest (“Share Option”) in exchange for post-acquisition services subject to the fulfillment of certain performance conditions. The Company with the assistance of an independent valuator determined that the fair value of the Share Option at the acquisition date is US$3,167,000. However, no compensation expense was recorded as of December 31, 2014, 2015 and 2016 since such performance conditions were not met.

17.	Other payables and accrued liabilities

The components of other payables and accrued liabilities are as follows:

	December 31, 2015	December 31, 2016
	US$	US$
Contract deposit	31,740,289	81,095,384
Accrued expense	22,170,906	22,325,547
Deed tax and maintenance fund withheld for customers	13,318,504	10,566,064
Bidding deposit	1,881,217	1,959,950
Welfare payable	1,590,932	1,489,242
Other tax payable	14,178,760	7,908,792
Accrued aircraft operating expense	701,721	1,251,952
Accrued interest expense	8,445,279	42,371,395
Others	12,098,761	30,692,839

Total	106,126,369	199,661,165

18.	Related party and employee transactions

(a)	Amounts due from related parties

	December 31, 2015	December 31, 2016
	US$	US$
Shaanxi Zhongmao	45,072,727	-
Ruihao Rongtong	10,816,284	-
Beijing Starry Sky Cinema Co., Ltd.	2,741,161	17,731,875

	58,630,172	17,731,875

As of December 31, 2015, the balance due from Shaanxi Zhongmao, Ruihao Rongtong and Beijing Starry Sky Cinema are related to advances for operational needs without any fixed payments terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

As of December 31, 2016, the balance due from Beijing Starry Sky Cinema is related to advances for operational needs without any fixed payments terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

During the year ended December 31, 2016, the Group received full reimbursement of US$3.12 million relating to software technical services from Beijing Aijieli Technology Development Co., Ltd. (“Aijieli”), a company owned by senior management members of the Company. During the year ended December 31, 2016, the Group also made advances to Aijieli for its start-up needs amounting to US$4.35 million, which was repaid in full by Aijieli as of December 31, 2016.

On June 28, 2016, the Group sold 6% of its equity interest in Xinyuan Service to key management personnel (see Note 25) for US$506,696, which was based on an appraised value by an independent valuer.

On November 10, 2016, the Group sold 21.05% of its equity interest in Shanghai Hexinli (see Note 25), a dormant company with no operations to key management personnel for US$337,344, calculated by multiplying the percentage sold with Shanghai Hexinli’s paid-in capital.

(b)	Amounts due to related party

	December 31, 2015	December 31, 2016
	US$	US$
Shenzhen Pingjia Investment Management Co., Ltd.	-	66,229,724

Shenzhen Pingjia Investment Management Co., Ltd. (“Shenzhen Pingjia”) is the non-controlling interest shareholder of Zhengzhou Xinnan, one of the Company’s subsidiaries (see Note 25). As of December 31, 2016, Shenzhen Pingjia advanced US$63,572,149 of working capital funds to Zhengzhou Xinnan that is expected to be repaid in one year. Of the amount advanced, US$24,086,781 was in the form of an unsecured interest bearing loan at an annual rate of 12%, which has no fixed payment terms, and bears accrued interest amounting US$2,657,575 as of December 31, 2016. The remaining advances were unsecured and bore no interest.

On August 1, 2016, the Group entered into a sale and leaseback of shopping mall equipment agreement with Shenzhen Zhong An, which is a joint venture of the Group (see Note 13).

On November 10, 2016, the Group acquired 70% of Xinrock, a dormant company with no operations from a senior management member at nil consideration. The remaining 30% equity interest in Xinrock is held by key management personnel (see Note 25).

(c)	Amounts due from employees

	December 31, 2015	December 31, 2016
	US$	US$
Advances to employees	350,919	620,462

The balance represents cash advances to employees for traveling expenses and other expenses. The balances are unsecured, bear no interest and have no fixed payment terms.

(d)	Others

For the year ended December 31, 2016, total directors’ remuneration amounted to US$10,295,641 (2014: US$8,145,311; 2015: US$8,549,672).

All other related party transactions have been disclosed in Notes 2a and 12.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

19.	Equity

(i)	As at December 31, 2016, the Company’s authorized share capital was 500 million common shares, par value US$0.0001 per share (December 31, 2015: 500 million common shares).

(ii)	During the year ended December 31, 2014, 33,000 options were exercised at US$1.21 per share under the 2007 Plan.

(iii)	During the year ended December 31, 2014, 9,025,690 common shares were repurchased at a total cost of US$17,610,787.

(iv)	During the year ended December 31, 2014, 4,234,884 common shares were repurchased at a total cost of US$7,042,725 under the 2014 RSU Plan, which were granted to employees and directors.

(v)	During the year ended December 31, 2014, the Company distributed quarterly dividends of US$0.025 per common share to common shareholders amounting to a total of US$15,288,919.

(vi)	During the year ended December 31, 2015, 40,000 options were exercised at US$1.21 per share under the 2007 Plan.

(vii)	During the year ended December 31, 2015, 2,179,902 common shares were repurchased at a total cost of US$3,349,172.

(viii)	During the year ended December 31, 2015, 2,076,964 common shares were repurchased at a total cost of US$3,259,998 under the 2014 RSU Plan, which were granted to employees and directors.

(ix)	During the year ended December 31, 2015, the Company distributed quarterly dividends of US$0.025 per common share to common shareholders amounting to a total of US$14,751,704.

(x)	During the year ended December 31, 2016, 1,746 options were exercised at US$2.50 per share under the Plan.

(xi)	During the year ended December 31, 2016, 530,600 options were exercised at US$1.21 per share under the 2007 Plan.

(xii)	During the year ended December 31, 2016, 40,876 options were exercised at US$2.105 per share under the 2007 Plan.

(xiii)	During the year ended December 31, 2016, 93,334 options were exercised at US$1.87 per share under the 2007 Plan.

(xiv)	During the year ended December 31, 2016, 200,000 options were exercised at US$1.255 per share under the 2007 Plan.

(xv)	During the year ended December 31, 2016, 200,000 options were exercised at US$1.605 per share under the 2007 Plan.

(xvi)	During the year ended December 31, 2016, 400,000 options were exercised at US$1.71 per share under the 2007 Plan.

(xvii)	During the year ended December 31, 2016, 66,000 options were exercised at US$1.81 per share under the 2007 Plan.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

(xviii)	During the year ended December 31, 2016, 628,328 options were exercised at US$1.71 per share under the 2015 Plan.

(xix)	During the year ended December 31, 2016, 13,198,238 common shares were repurchased at a total cost of US$29,688,648.

(xx)	During the year ended December 31, 2016, 1,614,220 common shares were repurchased at a total cost of US$ 4,003,999 under the 2014 RSU Plan, which were granted to employees and directors.

(xxi)	In the first half of 2016, the Company distributed quarterly dividends of US$0.025 per common share to common shareholders amounting to a total of US$7,015,794. In the second half of 2016, the Company distributed quarterly dividends of US$0.05 per common share to common shareholders amounting to a total of US$13,529,463.

20.	Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	December 31,
	2014	2015	2016
	US$	US$	US$
Numerator:
Net income attributable to Xinyuan Real Estate Co., Ltd. Shareholders – basic	48,515,730	66,482,107	72,977,548
Interest expense associated with the Convertible Note	2,690,572	-	-
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders – diluted	51,206,302	66,482,107	72,977,548
Denominator:
Weighted average number of shares outstanding, basic*	151,935,765	142,625,427	133,261,510
Convertible Note (Note 12)	24,561,789	-	-
Stock options	620,681	348,603	1,271,209
Restricted stock units	-	3,513,919	3,120,310

Weighted average number of shares outstanding-diluted	177,118,235	146,487,949	137,653,029

Basic earnings per share	0.32	0.47	0.55

Diluted earnings per share	0.29	0.45	0.53

*	The restricted shares repurchased by the trustee that are unvested are excluded from the number of shares outstanding for purposes of computing basic earnings per share in accordance with ASC 260. However, these unvested restricted shares are factored into the computation of diluted earnings per share using the treasury stock method.

During the year ended December 31, 2016, 2,260,762 (2014: 4,086,084; 2015: 11,878,986) stock options were excluded from the calculation of earnings per share because their effect would be anti-dilutive.

21.	Segment reporting

The Group’s long-lived assets and revenue are mainly located in and derived from the PRC. Starting in 2012, a relatively smaller portion of the Group’s long-lived assets and revenue are located in and derived from the United States. The Group considers that each of its individual property developments is a discrete operating segment. The Group has aggregated its segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. The Group’s reportable operating segments are comprised of Henan Province, Shandong Province, Jiangsu Province, Sichuan Province, Beijing, Hainan Province, Hunan Province, Shaanxi Province, Shanghai, and Tianjin in the PRC; and the United States.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

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

The Group’s chief operating decision maker relies upon net sales, gross profit and net income when making decisions about allocating resources and assessing performance of the Group. Net sales for geographic segments are generally based on the location of the project development. Net income for each segment includes net sales to third parties, related cost of sales and operating expenses directly attributable to the segment. Capital expenditures for each segment includes cost for acquisition of subsidiaries, vehicles, fixtures and furniture and computer network equipment and accumulation of properties held for lease related to newly completed projects.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

No single customer accounted for more than 10% of net sales for the years ended December 31, 2014, 2015 and 2016.

Summary information by operating segment is as follows:

December 31, 2014	Henan	Shandong	Jiangsu	Sichuan	Beijing	Hainan	Hunan	Shanghai	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	310,236,873	192,437,765	175,960,358	9,912,254	188,579,891	6,526,065	4,109,978	-	4,921,331	141,377	892,825,892
Real estate lease income	2,991,909	218,320	651	-	-	-	-	-	-	1,725,306	4,936,186
Real estate management services income	-	-	-	-	-	-	-	-	-	21,563,570	21,563,570
Other revenue	110,500	110,166	57,357	29,585	11,717	391	244	-	-	102,065	422,025

Total revenue	313,339,282	192,766,251	176,018,366	9,941,839	188,591,608	6,526,456	4,110,222	-	4,921,331	23,532,318	919,747,673
Cost of real estate sales	(210,789,926)	(146,862,778)	(138,838,903)	(9,125,435)	(133,519,235)	(4,137,467)	(3,632,997)	-	(4,643,722)	977,293	(650,573,170)
Cost of real estate lease income	(2,574,534)	29,388	(575,529)	-	-	-	-	-	-	(52,540)	(3,173,215)
Cost of real estate management services	(557,509)	-	-	-	-	-	-	-	-	(19,882,036)	(20,439,545)
Other costs	(1,247,446)	(1,303,518)	(391,538)	(16,975)	(364,326)	(17)	(32,560)	-	-	(39,807)	(3,396,187)

Total cost of revenue	(215,169,415)	(148,136,908)	(139,805,970)	(9,142,410)	(133,883,561)	(4,137,484)	(3,665,557)	-	(4,643,722)	(18,997,090)	(677,582,117)
Gross profit	98,169,867	44,629,343	36,212,396	799,429	54,708,047	2,388,972	444,665	-	277,609	4,535,228	242,165,556
Operating expenses	(58,981,130)	(8,891,116)	(12,928,183)	(3,229,614)	(27,689,927)	(3,855,809)	(3,234,163)	(2,353,439)	(5,783,635)	(18,169,045)	(145,116,061)

Operating income/(loss)	39,188,737	35,738,227	23,284,213	(2,430,185)	27,018,120	(1,466,837)	(2,789,498)	(2,353,439)	(5,506,026)	(13,633,817)	97,049,495
Interest income	10,797,806	903,353	471,254	8,312	375,674	4,974	16,913	9,647	-	1,989,389	14,577,322
Interest expense	(471,635)	-	-	-	-	-	-	-	-	(27,729,132)	(28,200,767)
Net realized gain on short-term investments	3,128,014	-	-	-	-	-	-	-	-	-	3,128,014
Share of income (loss) in an equity investee	(1,691,897)	-	-	-	-	-	-	-	-	-	(1,691,897)
Loss on extinguishment of debt	-	-	-	-	-	-	-	-	-	(9,848,931)	(9,848,931)
Exchange gains	706,108	-		-	-	-	-	-	-	-	706,108
Unrealized income on short-term investments	120,146	-	-	-	1,887	-	-	-	-	-	122,033
Other income	-	3,212,606	-	-	-	-	-	-	-	-	3,212,606

Income/(loss) before income taxes	51,777,279	39,854,186	23,755,467	(2,421,873)	27,395,681	(1,461,863)	(2,772,585)	(2,343,792)	(5,506,026)	(49,222,491)	79,053,983
Income tax benefit /(expense)	1,897,892	(9,997,111)	(3,452,056)	681,784	(18,646,689)	(737,457)	(543,422)	(505,771)	2,243,056	(1,497,844)	(30,557,618)

Net income/(loss)	53,675,171	29,857,075	20,303,411	(1,740,089)	8,748,992	(2,199,320)	(3,316,007)	(2,849,563)	(3,262,970)	(50,720,335)	48,496,365

Depreciation and amortization	5,056,099	255,701	684,087	38,685	446,531	95,456	24,944	35,727	147,349	213,543	6,998,122
Capital expenditure	6,317,246	187,745	175,551	296,976	57,767	698,842	242,276	371,198	10,130,497	217,835	18,695,933
Real estate properties development for sale	-	-	-	-	-	-	-	-	1,185,217	-	1,185,217
Real estate properties development completed	10,174,728	778,376	1,069,768	-	-	-	-	-	-	286,127	12,308,999
Real estate properties under development	122,442,706	230,512,631	476,026,887	213,243,863	124,555,677	80,188,420	145,738,966	192,275,659	119,947,878	9,642,365	1,714,575,052
Real estate properties held for lease	45,892,107	5,053,480	17,464,831	-	-	-	-	-	-	813,330	69,223,748

Total long-lived assets	91,997,422	7,323,161	23,139,244	10,904,402	3,896,449	690,086	528,484	761,721	11,488,178	10,338,428	161,067,575
Total assets	868,110,770	501,351,668	642,378,579	125,561,644	427,431,672	52,944,306	99,029,288	197,356,138	36,990,997	280,371,172	3,231,526,234

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

December 31, 2015	Henan	Shandong	Jiangsu	Sichuan	Beijing	Hainan	Hunan	Shanghai	Tianjin	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	251,681,188	186,222,554	371,469,943	36,372,298	166,775,534	3,534,278	42,191,276	70,058,447	4,631,258	1,530,000	-	1,134,466,776
Real estate lease income	4,484,591	202,892	-	-	-	-	-	-	-	-	1,885,780	6,573,263
Real estate management services income	-	-	-	-	-	-	-	-	-	-	21,611,201	21,611,201
Other revenue	1,396,463	30,659	308,026	80,142	318,271	8,157	2,332	-	1,333	-	(472,625)	1,672,758

Total revenue	257,562,242	186,456,105	371,777,969	36,452,440	167,093,805	3,542,435	42,193,608	70,058,447	4,632,591	1,530,000	23,024,356	1,164,323,998
Cost of real estate sales	(160,197,316)	(149,867,847)	(305,417,991)	(32,313,894)	(118,868,527)	(2,337,677)	(30,095,959)	(62,366,015)	(3,534,525)	(1,243,112)	-	(866,242,863)
Cost of real estate lease income	(2,202,367)	(285,974)	(1,416,157)	-	-	-	-	-	-	-	(51,824)	(3,956,322)
Cost of real estate management services	(18,161)	-	-	-	-	-	-	-	-	-	(19,424,698)	(19,442,859)
Other costs	178,610	(376,070)	(641,646)	(3,615)	(835,555)	(324)	-	-	(8,424)	-	(4,824)	(1,691,848)

Total cost of revenue	(162,239,234)	(150,529,891)	(307,475,794)	(32,317,509)	(119,704,082)	(2,338,001)	(30,095,959)	(62,366,015)	(3,542,949)	(1,243,112)	(19,481,346)	(891,333,892)
Gross profit	95,323,008	35,926,214	64,302,175	4,134,931	47,389,723	1,204,434	12,097,649	7,692,432	1,089,642	286,888	3,543,010	272,990,106
Operating expenses	(51,882,922)	(13,528,548)	(15,826,805)	(3,672,935)	(32,178,776)	(6,617,557)	(5,090,601)	(4,346,174)	(10,002,768)	(4,971,109)	(19,336,890)	(167,455,085)

Operating income/(loss)	43,440,086	22,397,666	48,475,370	461,996	15,210,947	(5,413,123)	7,007,048	3,346,258	(8,913,126)	(4,684,221)	(15,793,880)	105,535,021
Interest income	23,284,854	237,687	442,560	18,752	331,042	3,968	45,592	134,580	2,966	-	1,735	24,503,736
Interest expense	21,612,239	-	-	-	-	-	-	-	-	17,587,083	(59,480,738)	(20,281,416)
Net realized gain on short-term investments	-	-	-	-	-	-	-	-	-	-	603,078	603,078
Share of income in an equity investee	2,234,635	-	-	-	-	-	-	-	-	-	-	2,234,635
Loss on extinguishment of debt	-	-	-	-	-	-	-	-	-	-	-	-
Exchange gains	403,286	-		-	-	-	-	-	-	-	-	403,286
Unrealized income on short-term investments	-	-	-	-	-	-	-	-	-	-	49,443	49,443
Other income	-	-	-	-	-	4,677,244	-	-	-	2,950	1,264,926	5,945,120

Income/(loss) before income taxes	90,975,100	22,635,353	48,917,930	480,748	15,541,989	(731,911)	7,052,640	3,480,838	(8,910,160)	12,905,812	(73,355,436)	118,992,903
Income tax benefit /(expense)	(16,234,099)	(9,901,175)	(32,061)	(1,344,687)	(13,479,368)	163,491	(5,634,909)	(1,259,900)	1,739,065	2,825,203	(9,352,878)	(52,511,318)

Net income/(loss)	74,741,001	12,734,178	48,885,869	(863,939)	2,062,621	(568,420)	1,417,731	2,220,938	(7,171,095)	15,731,015	(82,708,314)	66,481,585

Depreciation and amortization	5,569,343	400,733	1,542,209	64,082	515,150	208,486	76,304	83,175	3,839	50,985	237,358	8,751,664
Capital expenditure	4,249,718	172,853	31,524	-	33,952,563	127,550	146,074	-	52,401	136,065	256,824	39,125,572
Real estate properties development for sale	-	-	-	-	-	-	-	-	-	-	-	-
Real estate properties development completed	4,775,131	-	19,301,428	-	-	-	-	-	-	-	-	24,076,559
Real estate properties under development	313,105,983	275,709,393	307,172,930	223,653,822	62,561,492	101,059,710	157,166,855	155,309,860	57,207,564	226,208,448	8,165,744	1,887,321,801
Real estate properties held for lease	42,511,937	4,487,714	23,416,217	-	-	-	-	-	-	-	716,714	71,132,582

Total long-lived assets	221,202,024	6,683,031	27,947,425	9,036,881	6,958,865	553,186	468,620	391,481	751,519	8,659,744	3,266,691	285,919,467
Total assets	1,064,084,941	457,041,948	655,880,819	206,485,216	346,527,256	135,047,439	110,988,357	128,502,762	19,201,186	162,538,391	262,584,869	3,548,883,184

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

December 31, 2016	Henan	Shandong	Jiangsu	Sichuan	Beijing	Hainan	Hunan	Shanghai	Tianjin	Shaanxi	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$

Net real estate sales	368,866,778	169,605,220	349,616,790	76,489,749	23,722,289	12,699,957	105,494,573	100,003,503	39,912,406	126,550,015	152,007,123	-	1,524,968,403
Real estate lease income	3,588,434	172,198	-	-	-	-	-	-	-	284,294	-	1,901,125	5,946,051
Real estate management services income	1,161,150	-	-	-	-	-	-	-	-	-	-	28,861,597	30,022,747
Other revenue	303,521	102,415	471	-	280,007	-	-	-	1,078	-	-	-	687,492

Total revenue	373,919,883	169,879,833	349,617,261	76,489,749	24,002,296	12,699,957	105,494,573	100,003,503	39,913,484	126,834,309	152,007,123	30,762,722	1,561,624,693
Cost of real estate sales	(252,522,117)	(142,763,272)	(273,738,274)	(58,762,806)	(30,743,520)	(8,544,624)	(75,514,694)	(89,067,765)	(22,837,517)	(91,274,052)	(128,803,285)	-	(1,174,571,926)
Cost of real estate lease income	(1,792,349)	(287,832)	(1,328,100)	-	-	-	-	-	-	(225,776)	-	(48,588)	(3,682,645)
Cost of real estate management services	(979,218)	-	-	-	-	-	-	-	-	-	-	(23,302,224)	(24,281,442)
Other costs	(525,052)	(100,695)	(69,971)	-	(404,649)	-	-	-	-	-	-	-	(1,100,367)

Total cost of revenue	(255,818,736)	(143,151,799)	(275,136,345)	(58,762,806)	(31,148,169)	(8,544,624)	(75,514,694)	(89,067,765)	(22,837,517)	(91,499,828)	(128,803,285)	(23,350,812)	(1,203,636,380)
Gross profit	118,101,147	26,728,034	74,480,916	17,726,943	(7,145,873)	4,155,333	29,979,879	10,935,738	17,075,967	35,334,481	23,203,838	7,411,910	357,988,313
Operating expenses	(41,459,159)	(8,682,365)	(12,234,106)	(3,329,524)	(38,841,455)	(4,028,044)	(6,372,468)	(3,120,707)	(16,533,371)	(10,239,653)	(11,002,123)	(22,786,372)	(178,629,347)

Operating income/(loss)	76,641,988	18,045,669	62,246,810	14,397,419	(45,987,328)	127,289	23,607,411	7,815,031	542,596	25,094,828	12,201,715	(15,374,462)	179,358,966
Interest income	18,611,346	974,322	262,675	71,673	246,892	18,809	91,757	83,756	123,642	92,040	-	339,655	20,916,567
Interest expense	(6,312,134)	-	-	-	-	-	-	-	-	-	(3,444,399)	(20,100,299)	(29,856,832)
Net realized gain on short-term investments	1,316,577	-	-	-	(1,742)	-	-	-	-	-	-	1,190,861	2,505,696
Share of income in an equity investee	(688,363)	-	-	-	-	-	-	-	-	-	-	363,751	(324,612)
Loss on extinguishment of debt	-	-	-	-	-	-	-	-	-	-	-	(12,123,750)	(12,123,750)
Exchange gains	461,627	-	-	-	(130,591)	-	-	-	-	-	-	127,923	458,959
Unrealized income on short-term investments	7,862	-	-	-		-	-	-	-	-	-	227,472	235,334
Other income	4,534,357	-	-	-		-	-	-	-	-	2,487	3,383	4,540,227

Income/(loss) before income taxes	94,573,260	19,019,991	62,509,485	14,469,092	(45,872,769)	146,098	23,699,168	7,898,787	666,238	25,186,868	8,759,803	(45,345,466)	165,710,555
Income tax expense	(13,089,933)	(11,666,859)	(28,647,951)	(5,223,645)	15,322,784	(556,388)	(13,925,672)	(3,089,750)	(3,217,994)	(12,955,165)	(8,388,686)	(808,616)	(86,247,875)

Net income/(loss)	81,483,327	7,353,132	33,861,534	9,245,447	(30,549,985)	(410,290)	9,773,496	4,809,037	(2,551,756)	12,231,703	371,117	(46,154,082)	79,462,680

Depreciation and amortization	5,477,178	411,694	1,442,768	61,572	454,728	208,161	82,330	77,851	8,278	106,653	106,407	250,763	8,688,383
Capital expenditure	5,257,710	57,511	19,302	11,035	744,844	28,005	13,599		1,029	8,593	25,770	294,134	6,461,532
Real estate properties development for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Real estate properties development completed	39,369,770	2,309,387	94,008,195	-	52,671,437	-	-	91,307,299	-	-	197,513,164	-	477,179,252
Real estate properties under development	376,001,881	236,984,737	104,989,367	202,565,917	149,726,569	137,338,481	188,578,773	-	13,222,946	166,266,501	133,498,536	9,961,456	1,719,135,164
Real estate properties held for lease	38,584,030	5,604,196	20,648,238	-	-	-	-	-	-	94,413,043	-	624,427	159,873,934

Total long-lived assets	104,319,601	11,597,849	23,848,516	6,708,295	3,241,238	408,197	728,371	2,935,885	704,754	126,050,051	2,622,106	21,835,308	305,000,171
Total assets	1,376,946,330	372,574,301	355,881,279	228,454,473	284,898,971	207,361,083	276,634,140	111,855,238	96,510,964	357,288,809	405,887,507	162,152,195	4,236,445,290

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

22.	Commitments and contingencies

Operating lease commitments

The Group leases certain of its office properties under non-cancellable operating lease arrangements. The terms of the leases do not contain rent escalation, or contingent rent, renewal, or purchase options. There are no restrictions placed upon the Group by entering into these leases.

As of December 31, 2016, the Group had the following operating lease obligations falling due in:

Amount
US$
2017	4,883,794
2018	3,963,404
2019	393,308
2020 and thereafter	-

Total	9,240,506

Capital lease commitments

The Group leases corporate aircraft and equipment under non-cancellable capital lease arrangements. The terms of the lease do not contain contingent rent clauses.

As of December 31, 2016, the Group had the following minimum lease payments (excluding the portion of the payments representing executory costs, including any profit thereon) falling due in:

Amount
US$
2017	5,836,659
2018	5,836,659
2019	5,311,944
2020	4,787,230
2021 and thereafter	2,393,615

Total minimum lease payments	24,166,107
Less interest	(5,227,205)

Capital lease obligations	18,938,902
Less current maturities of capital lease obligations	(3,923,394)

Long-term capital lease obligations	15,015,508

Other commitments

As of December 31, 2016, the Group had outstanding commitments with respect to non-cancellable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
2017	317,776,075
2018	18,536,275
2019	7,245,297
2020	3,587,830
2021 and thereafter	-

Total	347,145,477

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Contingencies

As at December 31, 2016, the Group provided guarantees of US$1,672,868,791 (2015: US$1,513,664,015), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the bank and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the date of grant of the relevant mortgage loan and ends upon issuance of real estate ownership certificate which will generally be available within six to twelve months after the purchaser takes possession of the relevant property. The Group paid US$1,478,386, US$555,969, and US$1,820,324 to satisfy guarantee obligations related to customer defaults for the years ended December 2014, 2015 and 2016, respectively.

The fair value of the guarantees is not significantly different than the net realizable value of the properties and management considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore no provision has been made for the guarantees.

On May 30, 2014, the Zhengzhou Modern City project developed by Henan Xinyuan, completed the LAT final settlement with the local tax bureau. The Company received a tax clearance certificate, which confirmed that the Company’s accrual under the deemed profit method was adequate and there was no additional tax adjustments assessed by the local tax bureau as of May 30, 2014. Based on the above, management performed a reassessment and concluded that the likelihood of the deemed profit method being overturned is only reasonably possible, and accordingly reversed the LAT liability accrued for the project amounting to US$16.2 million as of December 31, 2014. The Group’s estimate for the reasonably possible contingency related to the Zhengzhou Modern City project amounted to US$16.2 million and 16.2 million as of December 31, 2015 and December 31, 2016.

In December 2016, 421 Kent Development LLC ("421 Kent"), the property company for the Group's Oosten project, terminated its contract with its general contractor.  The contractor has construction liens against the Oosten project in an aggregate amount of approximately US$20 million.  The contractor has filed a lawsuit against 421 Kent claiming the amount of the construction liens and punitive damages. As of March 21, 2017, 421 Kent had not been served in the litigation. 421 Kent believes the contractor’s liens and claims are without merit and intends to contest vigorously such claims. Based on the above, 421 Kent cannot predict the outcome of this lawsuit or a judgment against 421 Kent, whether in whole or in part, may result in a loss, if any. And an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made at this time.

23.	Concentration of risk

The Group’s operations are conducted mainly in the PRC. Starting in 2012, a relatively smaller portion of the Group’s operations is conducted in the United States. Accordingly, the Group’s business, financial condition and results of operations is primarily influenced by the political, economic and legal environments in the PRC and by the general state of the PRC economy.

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

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a 16.2% appreciation of the RMB against the US$ from July 21, 2005 to December 31, 2016.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

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

The Group offers certain homebuyers seller-financing arrangements. All the homebuyers that entered into such arrangements were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via the Group’s management reporting procedures. The Group provides longer payment terms to particular home buyers after applying strict credit requirements based on the Group’s credit policy. As of December 31, 2015 and 2016, there is no concentration of credit risk with respect to receivables and the Group does not have a significant exposure to any individual debtor.

In 2013, PRC banks tightened the conditions on which mortgage loans are extended to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. The Group monitors its homebuyers’ outstanding mortgage loans on an ongoing basis via the Group’s management reporting procedures and took the position that contracts with underlying mortgage loans with processing periods exceeding one year cannot be recognized as revenue under the percentage of completion method (see Note 2(h) for further detail). As a result, the Group reversed contracted sales amounts of US$10.6 million in aggregate related to sales contracts of 79 apartments when determining revenue to be recognized under the percentage of completion method in 2016.

In addition, no single customer or supplier accounted for more than 10% of revenue or project expenditures for the years ended December 31, 2014, 2015 and 2016.

24.	Accumulated other comprehensive income/(loss)

During the years ended December 31, 2014, 2015 and 2016, the other comprehensive income/(loss) attributable to non-controlling interest was related to foreign currency translation adjustments amounting to US$75 (loss), US$1,143 (income) and US$638,863 (loss), respectively.

The movement of accumulated other comprehensive income attributable to Xinyuan Real Estate Co., Ltd. is as follows:

Foreign currency translation adjustments
US$
Balance as of January 1, 2013	82,000,020
Other comprehensive income	25,910,940
Balance as of December 31, 2013	107,910,960
Other comprehensive loss	(3,353,952)
Balance as of December 31, 2014	104,557,008
Other comprehensive loss	(73,605,171)
Balance as of December 31, 2015	30,951,837
Other comprehensive loss	(65,634,725)
Balance as of December 31, 2016	(34,682,888)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

During the years ended December 31, 2014, 2015, and 2016, the entire unrealized gain associated with the available for sale securities amounting to nil, US$146,929, and nil, respectively, was reclassified from accumulated other comprehensive income to net income as a result of the disposal of available-for-sale securities.

25.	Non-controlling interests

As of December 31, 2015, the non-controlling interests consisted of the following:

	Ownership	December 31, 2015
		US$
Beijing Economy Cooperation Ruifeng Investment Co., Ltd.	10%	18,819

As of December 31, 2016, the non-controlling interests consisted of the following:

	Ownership	December 31, 2016
		US$
Beijing Economy Cooperation Ruifeng Investment Co., Ltd.	10%	18,081
Shaanxi Zhongmao	34.02%	(11,271,378)
Zhengzhou Xinnan	49%	(3,802,744)
Xinyuan Service	6%	(579,986)
Xinrock	30%	67,160
Shanghai Hexinli	21.05%	(322,846)

Total		(15,891,713)

26.	Subsequent events

On January 20, 2017, Henan Xinyuan Guangsheng Real Estate Co., Ltd. acquired three parcels of land in Zhengzhou, Henan Province for a purchase price of RMB696.5 million, equivalent to US$100.4 million.

On January 25, 2017, Changsha Xinyuan Real Estate, Ltd. acquired a parcel of land in Changsha, Hunan Province for a purchase price of RMB236.0 million, equivalent to US$35.3 million.

On February 28, 2017, the Company issued senior notes with an aggregate principal amount of US$300,000,000 due February 28, 2021 (the “February 2021 Senior Secured Notes”). The February 2021 Senior Secured Notes bear interest at 7.75% per annum payable semi-annually. Interest will be payable on February 28 and August 28 of each year, commencing August 28, 2017. The February 2021 Senior Secured Notes have a four year term maturing on February 28, 2021.

As of March 21, 2017 approximately US$30 million of real estate properties development completed under one U.S. project is subject to liens.

27.	Condensed financial information of the Company

The condensed financial statements of Xinyuan Real Estate Co., Ltd. have been prepared in accordance with U.S. GAAP. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$582,973,296 as of December 31, 2016 (2015: US$387,450,518).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Condensed Balance Sheets

	Year ended December 31
	2015	2016
	US$	US$

ASSETS

Current assets
Cash and cash equivalents	1,295,835	36,497,233
Other deposits and prepayments	2,389,045	-
Other current assets	28	1,900,557
Due from subsidiaries	592,565,997	394,050,421

Total current assets	596,250,905	432,448,211

Investments in subsidiaries	962,901,445	1,068,115,589

TOTAL ASSETS	1,559,152,350	1,500,563,800

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank loan	222,226,246	34,421,617
PRC income tax payable	13,388	13,388
PRC other tax payable	902,190	902,190
Other payable and accrued liabilities	8,194,395	11,873,498
Payroll and welfare payables	-	119,167

Total current liabilities	231,336,219	47,329,860

Long term bank loan	-	64,845,655
Other long-term debt	391,845,710	488,127,820

Total liabilities	623,181,929	600,303,335

Shareholders’ equity
Common shares, $0.0001 par value:
Authorized-500,000,000 shares, issued and outstanding-131,426,741 shares for 2015 (2015: 142,802,936 shares)	15,835	16,051
Treasury shares	(24,045,440)	(53,734,088)
Additional paid-in capital	531,233,336	538,414,246
Retained earnings	428,766,690	415,564,256

Total shareholders’ equity	935,970,421	900,260,465

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,559,152,350	1,500,563,800

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Condensed Statements of Comprehensive Income

	Year ended December 31
	2014	2015	2016
	US$	US$	US$
General and administrative expenses	(8,860,382)	(10,301,067)	(20,081,338)

Operating loss	(8,860,382)	(10,301,067)	(20,081,338)
Interest expense	(58,515,706)	(58,576,635)	(65,092,711)
Interest income	1,289,907	3,533	127,852
Loss on extinguishment of debt	(9,848,931)	-	(12,123,750)
Other expenses			40,922
Equity in profit of subsidiaries, net	124,450,842	135,356,276	170,106,573

Income from operations before income taxes	48,515,730	66,482,107	72,977,548
Income taxes	-	-	-

Net income attributable to common shareholders	48,515,730	66,482,107	72,977,548

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	(3,353,952)	(73,605,171)	(65,634,725)

Comprehensive income/(loss) attributable to shareholders	45,161,778	(7,123,064)	7,342,823

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Condensed Statements of Cash Flows

	Year ended December 31
	2014	2015	2016
	US$	US$	US$
Cash flows from operating activities:
Net income	48,515,730	66,482,107	72,977,548
Adjustment to reconcile net income to net cash provided by operating activities:
Equity in profit of subsidiaries, net	(124,450,842)	(135,356,276)	(170,106,573)
Stock based compensation expense	1,912,471	3,326,175	7,085,958
Amortization of deferred charges	1,620,695	2,378,767	7,067,935
Loss on extinguishment of debt	9,848,931	-	12,123,750
Other deposits and prepayments	10,916,056	(615,013)	2,389,045
Other current assets	45,434	233,446	2,320
Other payable and accrued liabilities	(737,739)	(521,582)	3,679,102
Payroll and welfare payables	(5,149,011)	-	119,168

Net cash used in operating activities	(57,478,275)	(64,072,376)	(64,661,747)

Cash flows from financing activities:
Changes in due from a subsidiary	(140,334,182)	(6,809,170)	181,515,577
Proceeds from short-term bank loans	130,024,345	207,805,203	-
Repayments of short-term bank loans	(35,000,000)	(115,603,302)	(146,208,974)
Proceeds from long-term bank loans	-	-	23,250,000
Proceeds from other long-term debts	-	-	300,000,000
Repayment of other long-term debts	(75,761,009)	-	(186,164,616)
Purchase of treasury shares	(17,610,787)	(3,349,172)	(29,688,648)
Dividends to shareholders	(15,288,919)	(14,751,704)	(20,545,257)
Deferred charges	-	(3,104,812)	(7,621,208)
Purchase of shares under RSU plan	(7,042,725)	(3,259,998)	(4,003,999)
Loss on extinguishment of debt	(9,848,931)	-	(12,123,750)
Proceeds from exercise of stock options	1,080,530	48,400	1,454,020

Net cash (used in)/ provided by financing activities	(169,781,678)	60,975,445	99,863,145

Net(decrease)/increase in cash and cash equivalents	(227,259,953)	(3,096,931)	35,201,398
Cash and cash equivalents, at the beginning of the year	231,652,719	4,392,766	1,295,835

Cash and cash equivalents, at end of the period	4,392,766	1,295,835	36,497,233

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

(a)	Basis of presentation

In the company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus its equity interest in undistributed earnings of subsidiaries since inception. The company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323, Investment-Equity Method and Joint Ventures. Such investment is presented on the balance sheet as “Investments in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in profit of subsidiaries, net” on the condensed statements of comprehensive income.

The subsidiaries did not pay any dividends to the Company for the periods presented.

(b)	Related party transactions

As of December 31, 2015 and 2016, the Company had US$521,416,425 and US$344,948,542 due from its wholly-owned subsidiaries. These amounts mainly reflect intercompany loans from the Company to Xinyuan Real Estate, Ltd. While intercompany loans have no fixed payments terms, the Company has a legal enforceable right to demand payment at any time, and Xinyuan Real Estate, Ltd. has the ability to repay the outstanding balance on demand.

In 2013, the Company also entered into a separate loan facility agreement with XIN Development Group International Inc. Pursuant to the agreement, the Company will provide a loan facility to XIN Development for the period from July 1, 2013 to January 18, 2017 amounting to US$50,000,000 at 17.5% per annum. As of December 31, 2016, the Company has US$84,455,955 (2015: US$71,149,572) including accrued interest of US$35,354,076 (2015: US$22,047,693), due from XIN Development under this loan facility.

(c)	Commitments

The Company does not have significant commitments or long-term obligations as of the period end presented.

