Form 20-F
period 2017-12-31
Xinyuan Real Estate Co., Ltd.
filed 2018-04-30
CIK 1398453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2017.

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 129,578,676 common shares, par value US$0.0001 per share, as of December 31, 2017.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

 i

Table of Contents

(continued)

 ii

Table of Contents

(continued)

		Page

ITEM 17.	FINANCIAL STATEMENTS	180

ITEM 18.	FINANCIAL STATEMENTS	180

ITEM 19.	EXHIBITS	180

 iii

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“we,” “us,” “our company,” “our,” “the Group” or “Xinyuan” refers to Xinyuan Real Estate Co., Ltd., its predecessor entities and its subsidiaries;

●	“shares” or “common shares” refers to our common shares, par value US$0.0001 per share;

●	“ADSs” refers to our American depositary shares, each of which represents two common shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this Form 20-F only, Taiwan, Hong Kong and Macau;

●	“U.S.” or “United States” refers to the United States of America;

●	“GFA” refers to gross floor area. The amounts for “total GFA” in this annual report are the amounts of total saleable residential and commercial GFA and are derived on the following basis:

●	for properties that are sold, the stated GFA is based on the sales contracts relating to such property; GFA may be adjusted based on final examination upon delivery of the property;

○	for unsold properties that are completed or under construction, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and

○	for properties that are under planning, the stated GFA is based on the land grant contract and our internal projection;

●	“RMB” or “Renminbi” refers to the legal currency of China and “US$” or “U.S. dollars” refers to the legal currency of the United States; and

●	“sq.m” refers to square meters used as unit of area.

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

This annual report includes our audited consolidated financial statements for the years ended December 31, 2015, 2016 and 2017 and as of December 31, 2016 and 2017. Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. Since 2012, we have expanded to the U.S. market through our subsidiaries in the United States. The functional currency of our U.S. subsidiaries is the U.S. dollar. The financial statements of our PRC subsidiaries are translated into U.S. dollars, using published exchange rates in China, based on (i) year-end exchange rates for assets and liabilities and (ii) average yearly exchange rates for revenues and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rate Information.”

Our common shares are traded on the New York Stock Exchange (the “NYSE”), in the form of ADS under the symbol “XIN.” Each ADS represents two common shares. The closing price of our ADSs on the NYSE as of April 25, 2018 was US$5.07 per ADS.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or negatives of such expressions. These forward-looking statements include, among others, statements about:

●	our anticipated growth strategies;

●	our future business development, results of operations and financial condition;

●	our expectations with respect to our ability to acquire adequate suitable land use rights for future development; and

●	our belief with respect to market opportunities in, and growth prospects of, our target market cities in China and our targeted areas in the United States.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. However, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements. Among the important factors to consider in evaluating our forward-looking statements are:

●	our ability to continue to implement our business model successfully;

●	our ability to secure adequate financing for our project developments;

●	our ability to successfully sell or complete our property projects under construction and planning;

●	our ability to enter into new geographic markets or new lines of business and expand our operations;

●	the marketing and sales ability of our third-party sales agents;

●	the performance of our third party contractors;

●	laws, regulations and policies relating to real estate developers and the real estate industry in the markets in which we operate;

●	our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations;

●	competition from other real estate developers;

●	the growth of the real estate industry in the markets in which we operate; and

●	fluctuations in general economic and business conditions in the markets in which we operate.

You should read thoroughly this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance, including the risks outlined under “Item 3. Key Information — D. Risk Factors.” Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income and other financial data for the years ended December 31, 2015, 2016 and 2017, other than earnings per ADS data, and the consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements which are included elsewhere in this annual report. Our audited consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except for changes in operating subsidiaries, our consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

Our selected consolidated statements of comprehensive income data for the years ended December 31, 2013 and 2014 and our selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements included in prior years’ annual reports.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Years ended December 31,
	2013	2014	2015	2016	2017
	US$	US$	US$	US$	US$
	(in thousands except share, per share and per ADS data)
Consolidated Statements of Comprehensive Income
Total revenue	897,738	919,748	1,164,324	1,561,625	1,976,907
Total costs of revenue	(598,740)	(677,582)	(891,334)	(1,203,636)	(1,517,279)
Selling and distribution expenses	(20,724)	(39,494)	(52,126)	(58,214)	(75,724)
General and administrative expenses	(64,498)	(105,622)	(115,329)	(120,416)	(136,845)
Operating income	213,776	97,050	105,535	179,359	247,059
Net income	126,356	48,496	66,481	79,463	80,111
Net loss/(income) attributable to non-controlling interest	–	19	1	(6,485)	(16,483)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	126,356	48,515	66,482	72,978	63,628
Earnings per share
-Basic	0.87	0.32	0.47	0.55	0.49
-Diluted	0.85	0.29	0.45	0.53	0.48
Shares used in computation
-Basic	145,733,028	151,935,765	142,625,427	133,261,510	128,704,610
-Diluted	149,464,556	177,118,235	146,487,949	137,653,029	131,605,868
Earnings per ADS(1)
-Basic	1.74	0.64	0.93	1.10	0.99
-Diluted	1.70	0.58	0.91	1.06	0.97

(1)	Earnings per ADS are calculated based on each ADS representing two common shares.

	Years ended December 31,
	2013	2014	2015	2016	2017
	US$	US$	US$	US$	US$
Cash dividends declared per ADS	0.20	0.20	0.20	0.30	0.40

	Years ended December 31,
	2013	2014	2015	2016	2017
Other Operating Data
Number of projects launched	4	9	6	4	5
Aggregate GFA delivered(1) (m2)	940,005	374,615	560,232	1,278,492	1,200,222

(1)	Delivery occurs when we have obtained all the completion acceptance certificates required by the PRC government in respect of the apartment and deliver full access to the apartment, such as the keys, to the buyer.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2013, 2014, 2015, 2016 and 2017:

	As of December 31,
	2013	2014	2015	2016	2017
	US$	US$	US$	US$	US$
	(in thousands except share, per share and per ADS data)
Consolidated Balance Sheet Data(1)
Cash and cash equivalents	587,119	140,495	387,528	578,244	894,551
Restricted cash	250,098	368,874	363,137	328,499	566,676
Deposits for land use rights	297,389	299,739	46,199	153,252	103,716
Real estate property under development(2)	932,519	1,714,575	1,887,322	1,719,135	1,996,001
Total current assets	2,244,528	3,070,459	3,262,964	3,931,445	5,070,212
Total assets	2,382,100	3,231,526	3,561,387	4,236,445	6,384,434
Total current liabilities	807,373	1,592,633	1,650,883	2,060,609	3,674,819
Long-term bank loans	32,804	52,296	13,860	235,885	11,019
Other long-term debt	536,943	576,204	910,008	974,791	1,404,814
Common shares	15,828	15,831	15,835	16,051	16,314
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	952,636	960,612	935,952	916,152	1,057,013

(1)	Financial information for PRC subsidiaries is first prepared in RMB and then translated into U.S. dollars for assets and liabilities at the year-end exchange rate and, for revenues and expenses at the yearly average exchange rate. The rates used are set forth in the table below. Capital accounts are translated at their historical exchange rates when the transactions occurred.

	As of and for the Year Ended December 31,
	2013	2014	2015	2016	2017
Period-end US$: RMB exchange rate	6.0969	6.1190	6.4936	6.9370	6.5342
Period average US$: RMB exchange rate	6.1956	6.1424	6.2272	6.6401	6.7547

As of April 20, 2018, the US$: RMB exchange rate was 6.2945.

(2)	Includes real estate property under development recorded under current assets and non-current assets.

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

	Noon Buying Rate(1)
	Period End	Average(2)	Low	High
	(RMB Per US$1.00)
Year
2013	6.0537	6.1412	6.0537	6.2438
2014	6.2046	6.1620	6.0402	6.2591
2015	6.4778	6.2827	6.1870	6.4896
2016	6.9430	6.6400	6.4480	6.9580
2017	6.5063	6.7564	6.4773	6.9575

Month
September 2017	6.6533	6.5690	6.4773	6.6591
October 2017	6.6328	6.6254	6.5712	6.6533
November 2017	6.6090	6.6200	6.8949	6.6091
December 2017	6.5063	6.5932	6.9113	6.9575
January 2018	6.2841	6.4233	6.2841	6.5263
February 2018	6.3280	6.3183	6.2649	6.3471
March 2018	6.2726	6.3174	6.2685	6.3565
April (through April 20) 2018	6.2945	6.2859	6.2655	6.3045

(1)	The noon buying rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated by averaging the exchange rates on the last business day of each month or the elapsed portion thereof during the relevant year-long period. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

Our business is sensitive to the current global economic crisis. A severe or prolonged downturn in the global economy could materially and adversely affect our revenues and results of operations.

Continued concerns about the systemic impact of potential long-term and wide-spread recessions, energy costs, geopolitical issues, unstable credit markets and financial conditions, volatile oil prices and the global housing and mortgage markets have led to periods of significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward. The United Kingdom held a referendum on June 23, 2016 in which a majority of voters voted to exit the European Union (“Brexit”). Negotiations are expected to commence to determine the future terms of the United Kingdom’s relationship with the European Union. In the wake of Brexit, the credit ratings of the United Kingdom were downgraded and global markets experienced enhanced volatilities. The full effects of Brexit will depend on any agreements the United Kingdom makes to retain access to European Union markets either during a transitional period or more permanently. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets.

Economic conditions in China are sensitive to global economic conditions, and it is impossible to predict how the Chinese economy will develop in the future. Any slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of homes, and our homebuyers may also defer, reduce or cancel purchases of our units. We have experienced some volatilities in demand from time to time in the recent years due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices. Although the PRC government began to loosen mortgage restrictions the second half of 2017, the demand in the real estate market in China has weakened, particularly in tier III and tier IV cities. We remain optimistic about the Chinese economy, but to the extent any fluctuations in the Chinese economy significantly affect homebuyers’ demand for our units or change their spending habits, our results of operations may be materially and adversely affected.

The PRC economy also faces challenges in the short to medium term. Continued turbulence in the international markets and prolonged declines in consumer spending, including home purchases, as well as any slowdown of economic growth in China, may adversely affect our liquidity and financial condition.

With our expansion into the U.S. market in 2012, we will be increasingly sensitive to the general economic conditions in the United States and industry conditions of the U.S. housing market in particular. The United States housing industry is highly cyclical and is significantly affected by changes in industry conditions, as well as in global and local economic conditions, such as changes in employment and income levels, availability of financing for buyers, interest rates, levels of new and existing homes for sale demographic, trends and housing demand. The U.S. market experienced a significant downturn in recent years. Although certain markets in the United States have begun to recover, including our targeted areas of development in New York, the ultimate speed of the housing market's recovery remains uncertain. Deterioration in industry conditions in the United States or in broader economic conditions could have additional material adverse effects on our business expansion in the United States and financial results.

In addition, in 2014, we acquired 100.0% of a Malaysian company that is engaged in land reclamation development for a total area of 170 acres (approximately 687,966 square meters). The market demand for landfill development in Malaysia could be affected by various factors, including the general economic environment of the country and any macro-economic control measures implemented by the local authorities, many of which are beyond our control. Any negative changes affecting the Malaysian market could have a detrimental impact on our financial conditions and results of operations.

On March 21, 2018, we acquired from ED Jersey Limited (“ED Group”), a wholly-owned subsidiary of ED Group Holding Limited, a 50% equity stake in Madison Developments Limited (“MDL”), the developer of the Madison Project at Marsh Wall, London E14 9YT (the “Madison Project”), via our wholly-owned subsidiary Xinyuan International (HK) Property Investment Co., Limited for a total consideration of GBP29.5 million equivalent to US$41.4 million. The Madison Project site extends to 0.38 hectares (or approximately 0.94 acres) and is located adjacent to Canary Wharf, one of Europe’s largest commercial centers. Permission was granted in March 2015 to develop a 53-story building comprised of 423 residential apartments, including 319 private apartments and 104 affordable apartments, with approximately 425 square meters of community facilities. Construction is currently underway and completion of the project is expected to occur during the third quarter of 2020. To date, approximately 40% of the private apartments have been pre-sold and 100% of the affordable apartments have been pre-sold.

We are a holding company that depends on dividend payments from our subsidiaries for funding.

We are a holding company established in the Cayman Islands and operate most of our business and operations through our subsidiaries in China. Therefore, our ability to pay dividends to our shareholders and to service our indebtedness outside of China depends significantly upon dividends that we receive from our subsidiaries in China. To the extent our U.S. operations continue to grow, we may in the future also depend on dividends from our U.S. subsidiaries. If our subsidiaries incur indebtedness or losses, such indebtedness or losses may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness will be restricted. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its statutory capital reserve fund until the cumulative amount of such reserves reaches 50.0% of its respective registered capital and, with the approval of a shareholder meeting or general shareholder meeting, a PRC subsidiary may set aside a certain amount of after-tax profit to its general reserves. As of December 31, 2017, our statutory reserves amounted to US$105.7 million. Our statutory reserves are not distributable as cash dividends. Dividends paid by the PRC subsidiaries may also be subject to PRC withholding tax. In addition, restrictive covenants in bank credit facilities, bonds, other long-term debt agreements, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to make contributions to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Our business requires access to substantial financing. Our failure to obtain adequate financing in a timely manner could severely adversely restrict our ability to complete existing projects, expand our business, or repay our obligations and affect our financial performance and condition.

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

Furthermore, various other PRC regulations restrict our ability to raise capital through external financing and other methods, including, without limitation, the following:

●	we cannot borrow from a PRC bank for a particular project if we do not have the land use rights certificate for that project;

●	we cannot pre-sell uncompleted residential units in a project prior to achieving certain development milestones specified in related regulations;

●	we cannot borrow from a PRC bank for a particular project unless we fund at least 35% of the total investment amount of that project from our own capital;

●	property developers are strictly restricted from using the proceeds from a loan obtained from a local bank to fund property developments outside the region where that bank is located; and

●	PRC banks are prohibited from accepting properties that have been vacant for more than three years as collateral for loans.

On February 13, 2017, the Asset Management Association of China issued the Administrative Rules for the Filing of Private Equity and Asset Management Plans by Securities and Futures Institutions No. 4 — Investment in Real Estate Developers and Projects by Private Equity and Asset Management Plans (“Rule 4”). Rule 4 provides that the Asset Management Association of China will temporarily suspend accepting any private equity and asset management plan which makes a direct or indirect investment in any ordinary residential property project located in specified cities where the property prices are considered to have risen too fast, including Beijing, Shanghai, Guangzhou, Shenzhen and Xiamen. In addition, a private equity and asset management plan shall not be used to finance any real estate developer, whether in the form of bank entrusted loans, trust plans or transfers of beneficial interests in assets, for the purpose of acquiring land use rights or supplementing working capital, or be used to directly or indirectly facilitate any illegal margin loans for down payments.

As of December 31, 2017, our contractual obligations amounted to US$4,113.7 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. Of this amount, US$2,440.8 million was due within one year.

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

Historically, our business and operations was concentrated in Zhengzhou. Since 2006, we have expanded our residential property development operations into other high growth cities in China, consisting of Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan and Qingdao in Shandong Province, Suzhou, Kunshan and Xuzhou in Jiangsu Province, Zhengzhou and Xingyang in Henan Province, Sanya in Hainan Province, Changsha in Hunan Province, Xi’an in Shaanxi Province, Zhuhai in Guangdong province and Sanya in Hainan province. We plan to expand into other cities as suitable opportunities arise. The development of real estate projects in other cities will impose significant demands on our management and other operational resources. Moreover, we will face additional competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of these cities has its own unique market conditions, customer requirements and local regulations related to the local real estate industry. If we are unable to successfully develop and sell projects outside of our existing markets, our future growth may be limited and we may not generate adequate returns to cover our investments in these new markets. In addition, if we expand our operations to other cities with higher land prices, our costs may increase, which may lead to a decrease in our profit margin, or impairments resulting from land value decreases.

We are in the early stages of expanding into the U.S. market and the Malaysian market, markets in which we have limited development experience and which may require us to spend significant resources, and there can be no assurance that we will be able to succeed in the United States market and the Malaysian market.

While our primary focus continues to be residential real estate markets in high-growth tier I and tier II cities in China, in 2012 we expanded to the United States market and have opportunistically secured five real estate properties. Two of these projects were acquired for resale and were sold out in early 2015. The other projects include an ongoing residential ground-up development project in the Williamsburg neighborhood of Brooklyn, New York (“New York Oosten Project”), and two newly acquired land parcels in Manhattan, New York and in the Flushing neighborhood of Queens, New York. We are in the early stage of expanding into the United States and there can be no assurance that we will be able to succeed in the United States market. We have limited experience in the United States real estate market and may not be able to develop and implement an effective property development process appropriate for the U.S. market. In addition, given our limited experience in the United States market, it may be difficult for us to accurately forecast our future revenues and expenses related to existing and future projects in the United States Our ability to locate appropriate future projects in the United States and generate future revenues from such projects may require us to expend significant capital and management resources.

In addition, our ability to develop a successful United States property developments business will depend on a number of factors outside of our control, including the status of the United States economy in general and in our target markets, consumer confidence levels, unemployment levels, interest rates and the ability of potential purchasers to obtain mortgage financing. Future increase in interest rates, decreased availability of mortgage financing or of certain mortgage programs, higher down payment requirements or increased monthly mortgage costs may lead to reduced demand by potential purchasers for any properties we may develop in the United States. Moreover, for the New York Oosten Project and the two new projects, as pre-sale proceeds before the units’ title conveyances cannot be used to finance project construction according to local laws and regulations, we are financing their development through internal funds and bank loans, causing us to utilize more of our own funds to undertake larger construction debt obligations and to bear higher borrowing costs.

Furthermore, any change in federal income tax laws that increase the effective costs of owning a home would have an adverse effect on the demand for homes in the United States which could negatively affect any properties we may develop in the United States Current U.S. tax laws generally permit certain expenses associated with owning a home, principally mortgage interest expenses (subject to certain limitations), to be deducted for the purposes of calculating an individual’s United States federal and, in some cases, state taxable income. Enactment of recent United States tax legislation could impact the after-tax costs of owning a home in the United States for many potential customers and may have an adverse effect on the homebuilding industry in general, as the loss of or reduction of homeowner tax deductions could decrease the demands for new homes.

In 2014, we acquired 100% share of a Malaysian company, which owns offshore landfill development rights for a total area of 170 acres (approximately 687,966 square meters). While we plan to allocate US$50 million for land reclamation costs in total, we have no development experience in Malaysia, nor have we ever engaged in landfill reclamation projects. All of our prior operations have involved real estate development undertaken on raw land, and we cannot assure you that we will be able to successfully complete the required landfill reclamation. Moreover, given our lack of prior experience in Malaysia, it also may be difficult for us to develop and implement an effective property development process appropriate for the Malaysian market, to accurately forecast our future revenues and expenses related to projects in Malaysia, and we could be required to expend significant capital and management resources to develop and generate future revenues from such projects. As of the end of 2017, we obtained a Hydraulic Study Approval from the Department of Irrigation and Drainage (Jabatan Pengairan dan Saliran), a Conditional Development Order from the Melaka Historic City Council (Majlis Bandaraya Melaka Bersejarah) and we had gotten Terms of Reference from the Department of Environment.

On March 21, 2018, we acquired from ED Group, a 50% equity stake in MDL, the developer of the Madison Project via our wholly-owned subsidiary Xinyuan International (HK) Property Investment Co., Limited for a total consideration of GBP29.5 million equivalent to US$41.4 million. The Madison Project site extends to 0.38 hectares (or approximately 0.94 acres) and is located adjacent to Canary Wharf, one of Europe’s largest commercial centers. Permission was granted in March 2015 to develop a 53-story building comprised of 423 residential apartments, including 319 private apartments and 104 affordable apartments, with approximately 425 square meters of community facilities. Construction is currently underway and completion of the project is expected to occur during the third quarter of 2020. To date, approximately 40% of the private apartments have been pre-sold and 100% of the affordable apartments have been pre-sold.

We may be unable to acquire desired development sites at commercially reasonable costs.

Our revenue depends on the completion and sale of our projects, which in turn depends on our ability to acquire development sites. Our land costs are a major component of our cost of real estate sales and increases in such costs could diminish our gross margin. In China, the PRC government controls the supply of land and regulates land sales and transfers in the secondary market. As a result, the policies of the PRC government, including those related to land supply and urban planning, affect our ability to acquire, and our costs of acquiring, land use rights for our projects. In recent years, the PRC government has introduced various measures attempting to moderate investment in the property market in China. Although we believe that these measures are generally targeted at the luxury property market and speculative purchases of land and properties, we cannot assure you that the PRC government will not introduce other measures in the future that would adversely affect our ability to obtain land for development. We currently acquire our development sites primarily by bidding for government land, supplemented in some instances by direct negotiations with local governments prior to land auctions or by acquisition of local developers. Under current regulations, land use rights acquired from government authorities for commercial and residential development purposes must be purchased through a public tender, auction or listing-for-sale. Competition in these bidding processes has resulted in higher land use rights costs for us over the past few years. In addition, we may not successfully obtain desired development sites due to the increasingly intense competition in the bidding processes. To the extent we acquire land use rights through acquisition, we could be exposed to risks generally associated with entity acquisitions and our costs could increase. Moreover, the supply of potential development sites in any given city will diminish overtime, and we may find it increasingly difficult to identify and acquire attractive development sites at commercially reasonable costs in the future.

We may not be able to procure land successfully or receive expected return through our new land acquisition model.

Beginning the second half of 2012, we have been using a model to acquire certain land use rights in the PRC through direct negotiation with local governments prior to land auctions in response to local governments’ need for funding undeveloped land preparation. Under the direct negotiation model, we enter into a framework cooperation agreement with the local government, pursuant to which we provide land planning advice to the local government with respect to a particular piece of undeveloped land that the government plans to develop. Based on the government’s land development plan, the underlying land may be divided into several tranches to be developed on a tranche by tranche basis. Following the government’s land development plan, we provide funding in terms of advances to the government for land preparation of a particular tranche approximately three to six months before the land auction for that tranche. The advance payment usually ranges from 20% to 50% of the estimated opening auction price. The final disposition of the tranche occurs through public auction. Pursuant to the framework cooperation agreement, if we successfully acquire the land through the auction, the advance payment will be applied towards and offset part of the land transfer payment. If we fail to acquire the land, we are refunded the advance payment with an annual interest rate of approximately 10% to 15%. We believe that under these models, we are often in a better position to identify and undertake initial planning with respect to targeted parcels as a result of direct involvement in and interaction with the government regarding the development stage of undeveloped lands. We entered into no framework cooperation agreements with a local government in 2015, none in 2016, and one in 2017, relating to prospective land parcel planning and preparation, pursuant to which we paid advances in the aggregate amount of US$83.4 million in 2015, US$255.1 million in 2016, and US$247.9 million in 2017. These advances have been transferred to land cost where our auction bids were successful, or will be so transferred assuming future auction bids for the relevant parcels are successful.

The land preparation process may be delayed after we have provided an advance payment, placing undue burden on our cash flow. In addition, as the acquisition of land is eventually conducted through the standard auction process, we may not be able to successfully acquire the land for which we have provided advance payment. In that case, we may have lost other opportunities for which we could have deployed the funds used to make the advance payment. If we fail to acquire any land for which we have made an advance payment, we cannot assure you that we will be able to receive the expected return on the advance payment or that there will not be any delay in receiving the refund. Furthermore, we may no longer be able to conduct direct negotiation with the government as the result of any change in government regulations and policies prohibiting or restricting such a business in the future.

We rely on third-party contractors.

Substantially all of our project construction and related work are outsourced to third-party contractors. We are exposed to risks that the performance of our contractors may not meet our level of standards or specifications. Negligence, delay or poor work quality by contractors may result in defects in our buildings or residential units, which could in turn cause us to suffer financial losses, harm our reputation or expose us to third-party claims. If the performance of any third party contractor is not satisfactory or is delayed, we may need to replace such contractor or take other actions to remedy the situation, which could adversely affect the cost and construction progress of our projects. Moreover, the completion of our property developments may be delayed. In addition, we work with multiple contractors on different projects and we cannot guarantee that we can effectively monitor their work at all times. Although our construction and other contracts contain provisions designed to protect us, we may be unable to successfully enforce these rights and, even if we are able to successfully enforce these rights, the third-party contractors may not have sufficient financial resources to compensate us. Moreover, the contractors may undertake projects from other property developers, engage in risky undertakings or encounter financial or other difficulties, such as supply shortages, labor disputes or work accidents, which may cause delays in the completion of our property projects or increases in our costs. For the years ended December 31, 2016 and 2017, no late delivery expenses were incurred. In addition, consistent with what we believe is the customary industry practice in China, our contractors typically do not maintain insurance coverage on our properties under construction.

We cannot assure you that we will not have similar incidents or uninsured losses in the future, which could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to complete our property developments on time or at all.

The progress and costs for a development project can be adversely affected by many factors, including, without limitation:

●	delays in obtaining necessary licenses, permits or approvals from government agencies or authorities;

●	shortages of materials, equipment, contractors and skilled labor or increased labor or raw material costs;

●	disputes with our third-party contractors;

●	failure by our third-party contractors to comply with our designs, specifications or standards;

●	difficult geological situations or other geotechnical issues;

●	onsite labor disputes or work accidents; and

●	natural catastrophes or adverse weather conditions, including strong winds, storms, floods, and earthquakes.

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

We depend on cash flows from pre-sale of properties as an important source of funding for our property development projects. Under current PRC laws and regulations, property developers must fulfill certain conditions before they can commence pre-sale of the relevant properties and may only use pre-sale proceeds to finance the construction of the specific developments. On August 5, 2005, the PBOC issued a report entitled “2004 Real Estate Financing Report,” in which it recommended that the practice of pre-selling uncompleted properties be discontinued because, according to the report, such activity creates significant market risks and generates transactional irregularities. Although this PBOC recommendation was directly adopted by the PRC national government and had no enforceability, the local provinces and cities have been delegated the power to enact and implement local pre-sale rules. A number of cities in which we are operating business have established local rules and conditions for the pre-sale permits application, especially for the custody of pre-sale funds. For example, on August 1, 2016, the Tianjin government implemented a notice requiring that, before any pre-sale permit application is submitted, a real estate developer must open a custody account at a commercial bank, and enter into a tripartite custody agreement with the relevant governing authority and the commercial bank to monitor the use of pre-sale funds. Such local regulatory measures have not materially affected or restricted our operation or our use of pre-sale funds yet. However, we cannot assure you that the PRC national government or the local governmental authorities will not implement further restrictions on the pre-sale of properties, which may affect our cash flow position and force us to seek alternative sources of funding for much of our property development business.

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

We recognize our real estate revenue based on the full accrual method and the percentage of completion method depending on the estimated project construction period and timing of collection of sales prices. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies.” Under both methods, revenue and costs are calculated based on an estimation of total project costs and total project revenues, which are revised on a regular basis as the work progresses. Any material deviation between actual and estimated total project revenues and costs may result in an increase, a reduction or an elimination of reported revenues or costs from period to period, which will affect our gross profit and net income.

We face risks related to our back-to-back loans.

Since expanding our operations into the U.S. market in 2012, we became and will continue to be in increasing need of U.S. dollar financings with respect to project developments and future expansions. We currently satisfy our U.S. dollar denominated financing requirements through four ways: dividends distributions from our PRC subsidiaries, which are subject to 10% withholding tax payment, back-to-back loan arrangements, high yield bond issuances and construction loan financing from U.S. local banks. Under back-to-back loan arrangements, our PRC subsidiaries make deposits denominated in RMB into banks in China as collateral to request the banks in China to issue standby letters denominated in U.S. dollars in the same amount as the RMB collateral to their outbound branches, and our project companies outside the PRC enter into loans denominated in U.S. dollars with such outbound branches in the same amount specified in such standby letters in accordance with to the Provisions on the Administration of Foreign Exchange for Cross-border Guarantee issued by the State Administration of Foreign Exchange of the People’s Republic of China (the “SAFE”), effective June 1, 2014. SAFE registration requirements apply to overseas back-to-back loan arrangements and the use of proceeds of such loans must comply with certain requirements. Any change in laws or regulations to restrict or forbid back-to-back loan transactions in the future may adversely affect our non-PRC companies’ financing. In addition, we are exposed to exchange rate fluctuation and foreign exchange control risks under the current back-to-back loan model, which may adversely affect our business condition and results of operation.

We are subject to certain restrictive covenants and risks normally associated with debt financing which may limit our ability to take certain corporate actions, including incurring additional debt, which could materially and adversely affect our business and financial condition.

We are subject to certain restrictive covenants in our loan agreements with certain commercial banks. Certain loan agreements contain covenants providing that, among other matters, we or our relevant PRC operating subsidiaries may not enter into mergers, joint ventures or restructurings, decrease our registered share capital, transfer material assets, including shares of subsidiaries, engage in material investments, liquidate, change our shareholding, or distribute dividends without the relevant lenders’ prior written consent or unless we fully settle the outstanding amounts under the relevant loan agreements. In addition, certain of our loan agreements contain cross- default clauses. If any cross default occurs, these banks are entitled to accelerate payment of all or any part of the loan under their relevant loan agreements and to enforce all or any of the security for such loans. Further, the onshore corporate bonds issued by Xinyuan (China) Real Estate, Ltd. (“Xinyuan China”), our wholly-owned PRC subsidiary, contain restrictions on certain business activities of Xinyuan China when in default on payment of interest or principal, including, among others, limitations on distributions of net income, limitations on certain expenditures, or business combination transactions. Our future bank and other borrowings may contain similar restrictions or cross-default provisions.

Our outstanding debt securities also contain certain covenants that restrict our ability to take other corporate actions. The indentures governing our 8.125% Senior Notes issued in August 2016 (the “August 2019 Senior Secured Notes”), our 7.75% Senior Notes issued in February 2017 (the “February 2021 Senior Secured Notes”) , our 8.875% Senior Notes issued in November and December 2017 (the “November 2020 Senior Secured Notes”) and our 9.875% Senior Notes issued in March 2018 (the “March 2020 Senior Secured Notes”) contain covenants that, among other things, restrict the ability of the Company and its restricted subsidiaries (as defined in the relevant indenture) to incur additional debt or issue preferred stock, to make certain payments or investments, to pay dividends, to purchase or redeem capital stock, sell assets, or make certain other payments, subject to certain qualifications and exemptions and satisfaction of certain conditions.

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

In addition, our obligations under the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes and the March 2020 Senior Secured Notes are guaranteed by various of our subsidiaries, and the guarantee by our wholly-owned subsidiary, Xinyuan Real Estate, Ltd., or Xinyuan Ltd, which indirectly holds all of our assets and operations in China is secured by a pledge of our shares of the other guarantor subsidiaries (other than the shares of Xinyuan International (HK) Property Co., Limited). If we default under any of the Notes, the holders thereof may enforce their claims against those shares. In such an event, the holders of the Notes could gain ownership of the shares of Xinyuan Ltd., and, as a result, own and control all of our subsidiaries in China. We conduct substantially all of our operations in China, and if we default under any of the Notes, we could lose control or ownership of our assets and operations in China.

We rely on our key management members.

We depend on the services provided by key management members. Competition for management talent is intense in the property development sector. In particular, we are highly dependent on Mr. Yong Zhang, our founder and Chairman. We do not maintain key employee insurance. In the event that we lose the services of any key management member, we may be unable to identify and recruit suitable successors in a timely manner or at all, which will adversely affect our business and operations. Moreover, we may need to employ and retain more management personnel to support an expansion into high growth cities on a much larger geographical scale as well as our expansion in the United States, Malaysia, England and other areas. If we cannot attract and retain suitable personnel, especially at the management level, our business and future growth will be adversely affected.

We provide guarantees for the mortgage loans of our customers which expose us to risks of default by our customers.

We pre-sell properties before actual completion and, in accordance with PRC industry practice, our customers’ mortgage banks require us to guarantee our customers’ mortgage loans. Typically, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total mortgage loan amount until the completion of the registration of the mortgage with the relevant mortgage registration authorities, which generally occurs within six to 12 months after the purchasers take possession of the relevant properties. In line with what we believe to be industry practice, we rely on the credit evaluation conducted by mortgagee banks and do not conduct our own independent credit checks on our customers. The mortgagee banks typically require us to maintain, as restricted cash, up to 10% of the mortgage proceeds paid to us as security for our obligations under such guarantees. If a purchaser defaults on its payment obligations during the term of our guarantee, the mortgagee bank may deduct the delinquent mortgage payment from the security deposit. If the delinquent mortgage payments exceed the security deposit, the banks may require us to pay the excess amount. If multiple purchasers default on their payment obligations, we will be required to make significant payments to the banks to satisfy our guarantee obligations. Factors such as a significant decrease in housing prices, increase in interest rates or the occurrence of natural catastrophes, among others, could result in a purchaser defaulting on its mortgage payment obligations. If we are unable to resell the properties underlying defaulted mortgages on a timely basis or at prices higher than the amounts of our guarantees and related expenses, we will suffer financial losses. We paid US$555,969, US$1,820,324, and US$788,644 to satisfy guarantee obligations related to customer defaults for the years ended December 31, 2015, 2016 and 2017.

As of December 31, 2016 and 2017, our outstanding guarantees in respect of our customers’ mortgage loans amounted to US$1,672.9 million and US$1,569.8 million, respectively. If substantial defaults by our customers occur and we are called upon to honor our guarantees, our financial condition, cash flow and results of operations will be materially adversely affected.

Our level of indebtedness could have an adverse effect on our financial condition, diminish our ability to raise additional capital to fund our operations and limit our ability to explore business opportunities.

As of December 31, 2017, the outstanding balance of our total indebtedness amounted to US$3,311.8 million. Our level of indebtedness could have an adverse effect on us. For example, it could:

●	require us to dedicate a large portion of our cash flow from operations as well as the proceeds of certain financings and asset dispositions to fund payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

●	make it more difficult for us to satisfy our obligations under our debt securities and other indebtedness;

●	increase our vulnerability to adverse general economic or industry conditions;

●	limit our flexibility in planning for, or relating to, changes in our business or the industry in which we operate;

●	limit our ability to raise additional debt or equity capital in the future or increase the cost of such funding;

●	restrict us from making strategic acquisitions, exploring business opportunities or selling assets;

●	place us at a competitive disadvantage compared to any competitors that have less debt; and

●	make it more difficult for us to satisfy our obligations with respect to our debt.

Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future, which in turn is dependent on various factors. For a discussion of these factors, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Principal Factors Affecting Our Results of Operations.”

Our financing costs are subject to changes in interest rates.

The rates of interest payable on our PRC long-term bank loans are adjustable based on the range of 100% to 138.95% of the PBOC benchmark rate, which fluctuates from time to time. The PBOC benchmark rate for a one year loan was 4.35% as of October 24, 2015. As of December 31, 2017, the principal amount of our aggregate outstanding variable rate debt was US$589.0 million. A hypothetical 1% increase in annual interest rates would increase our interest expenses by US$5.9 million based on our debt level at December 31, 2017. In connection with our U.S. projects, we anticipate entering into U.S. dollar denominated loans in the future, which will subject us to additional interest rate fluctuation risks, including fluctuations of the London Interbank Offered Rate (“LIBOR”).

We are subject to potential environmental liability.

We are subject to a variety of laws and regulations concerning the protection of health and the environment. The particular environmental laws and regulations that apply to any given development site vary significantly according to the site’s location and environmental condition, the present and former uses of the site and the nature of the adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs and can prohibit or severely restrict project development activity in environmentally-sensitive regions or areas. Although the environmental investigations conducted by local PRC environmental authorities have not revealed any environmental liability that we believe would have a material adverse effect on our business, financial condition or results of operations to date, it is possible that these investigations did not reveal all environmental liabilities and that there are material environmental liabilities of which we are unaware. We cannot assure you that future environmental investigations will not reveal material environmental liability. Also, we cannot assure you that the PRC, United States or Malaysian governments will not change the existing laws and regulations or impose additional or stricter laws or regulations, the compliance of which may cause us to incur significant capital expenditure. See “Item 4. Information on the Company — B. Business Overview — Environmental Matters.”

Our business expansion and business diversification requires proper allocation of our management resources and qualified employees.

In 2012, we embarked on four new residential development projects in China, including our first development project in the satellite area of Beijing. We also began to manage our first wholly owned retail project, Xinyuan Priority Lifestyle Shopping Center, located in Zhengzhou, Henan Province. In addition, we expanded our operations into the U.S. market, including several development projects in New York, and two resale projects in Reno, Nevada and Irvine, California. In October 2013, we completed our acquisition of Jiangsu Jiajing Real Estate Co., Ltd. (“Jiangsu Jiajing”), for the purpose of acquiring the land and residential real estate construction in progress held by it. As of December 31, 2014, we also completed our acquisition of Sanya Beida Science and Technology Park Industrial Development Co., Ltd. and Shanghai Junxin Real Estate Company, for the purpose of acquiring the land held by such companies in Sanya and Shanghai, respectively. In December 2014, we also acquired 100% of the shares of a Malaysian company, which owns offshore landfill development rights for a total area of 170 acres (approximately 687,966 square meters.). On March 2 and May 15, 2015, we acquired 82% and 18% of the equity interests, respectively, in Shandong Renju Real Estate Co., Ltd. for the purpose of acquiring the land held by it in Jinan. As of December 31, 2016, we also completed our acquisition of Beijing Ruihao Rongtong Real Estate Co., Ltd. and Hunan Erli Real Estate Co., Ltd., for the purpose of acquiring the land held by these companies in Beijing and Changsha, respectively. In January 2016, we acquired a parcel of land in midtown Manhattan, New York with GFA of approximately 10,235 square meters. In August 2016, we acquired another parcel of land in the Flushing neighborhood of Queens, New York with GFA of approximately 30,112 square meters. As of December 31, 2017, we also completed our acquisition of Zhengzhou Hangmei, Hangmei Zhengxing, Hunan Xintian, Xi’an Dingrun, Zhengzhou Kangshengboda, Zhuhai Prince, Henan Renxin and Taicang Pengchi, for the purpose of acquiring the land held by these companies in Zhengzhou, Changsha, Xi’an, Zhuhai and Suzhou, respectively. On March 21, 2018, we acquired from a 50% equity stake in MDL, the developer of the Madison Project, via our wholly-owned subsidiary Xinyuan International (HK) Property Investment Co., Limited for a total consideration of GBP29.5 million equivalent to US$41.4 million. The Madison Project site extends to 0.38 hectares (or approximately 0.94 acres) and is located adjacent to Canary Wharf, one of Europe's largest commercial centers. Permission was granted in March 2015 to develop a 53-story building comprised of 423 residential apartments, including 319 private apartments and 104 affordable apartments, with approximately 425 square meters of community facilities. Construction is currently underway and completion of the project is expected to occur during the third quarter of 2020. To date, approximately 40% of the private apartments have been pre-sold and 100% of the affordable apartments have been pre-sold. These newly developed projects, with more diversified business focuses in terms of market regions and types of business, demand proper allocation of our management resources. In addition, our Malaysia acquisition, which involves land reclamation activities in which we have no prior experience and which presents risks we have not previously encountered or dealt with, may require additional skill sets on the part of our management. If our management fails to satisfy these increased demands, we may not be able to carry out our business expansion and project development successfully. In addition, if we are unable to recruit or retain a sufficient number of qualified employees for the continuation and expansion of our business, our business and prospects may be adversely affected.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. See “Item 4. Information on the Company — B. Business Overview” for information regarding our Online to Offline (O2O) cinema businesses and our blockchain-powered real estate finance technology platform under development. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. There may be license and compliance requirements regarding new lines of business, including special requirements for foreign-invested enterprises. The development and marketing of new lines of business or new products and services could distract our management from our core business. In addition, we may invest significant time and resources into these new lines of business or new products and services. Initial timetables for the introduction and development of new lines of business or new products and services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business or new product or service could have a significant impact on the effectiveness of our system of internal control. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.

We may fail to obtain or maintain, or may experience material delays in obtaining, necessary government approvals for any major property development, which will adversely affect our business.

The real estate industry is strictly regulated by the PRC government. Property developers in China must abide by various laws and regulations, including implementation rules implemented by local governments to enforce these laws and regulations. Before commencing, and during the course of, development of a property project, we need to apply for or renew various licenses, permits, certificates and approvals, including but not limited to, land use rights certificates, construction site planning permits, construction work planning permits, construction permits, pre-sale permits and completion acceptance certificates. We need to satisfy various requirements to obtain these approval certificates and permits, and to meet specific conditions in order for the government authorities to renew relevant approval certificates and permits. To date, we have not encountered serious delays or difficulties in the process of applying for or renewing these approval certificates and permits, but we cannot guarantee that we will not encounter serious delays or difficulties in the future. In the event that we fail to obtain the necessary governmental approvals for any of our major property projects, or a serious delay occurs in the government’s examination and approval process, we may not be able to maintain our development schedule and our business and cash flows may be adversely affected.

Regulations in the United States could increase the cost and limit the availability of our project development in the United States and adversely affect our business or financial results.

As we expand our business in the U.S. market, we will continue to be subject to extensive and complex regulations in the United States that affect land development and home construction, including zoning, density restrictions, building design and building standards. These regulations often provide broad discretion to the administering governmental authorities as to the conditions we must meet prior to being approved, if approved at all. We are subject to determinations by these authorities as to the adequacy of water and sewage facilities, roads and other local services. New housing developments may also be subject to various assessments for public improvements. Any of these regulatory issues can limit or delay construction and increase our operating costs. We are also subject to a variety of local, state and federal laws and regulations concerning protection of health, safety and the environment. These matters may result in delays, may cause us to incur substantial compliance, remediation, mitigation and other costs or subject us to costs from fines, penalties and related litigation. These laws and regulations can also prohibit or severely restrict development and homebuilding activity in environmentally sensitive areas.

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

As of December 31, 2017, we had approximately 62,609, 115,374, 12,159 and 9,664 square meters of retail investment properties in Zhengzhou, Xi’an, Changsha and Chengdu, in China, respectively. As of December 31, 2017, we also have two projects under construction at which we plan to develop commercial property for lease with a planned GFA of approximately 15,268 square meters. We anticipate that we may prudently and gradually increase our retail and commercial investment properties as appropriate opportunities arise in the future. Any form of real estate investment is difficult to liquidate and, as a result, our ability to sell our properties in response to changing economic, financial and investment conditions is limited. In addition, we may also need to incur operating and capital expenditures to manage and maintain our properties, or to correct defects or make improvements to these properties before selling them. We cannot assure you that we can obtain financing at a reasonable cost for such expenditures, or at all.

Furthermore, aging of retail and commercial investment properties or properties held for sale, changes in economic and financial conditions or changes in the competitive landscape in the PRC or U.S. property markets, may adversely affect the amounts of rentals and revenue we generate from, as well as the fair value of, these properties. However, our ability to convert any of these properties to alternative uses is limited as such conversion requires extensive governmental approvals in the PRC or may require zoning or other approvals in the United States and involves substantial capital expenditures for the purpose of renovation, reconfiguration and refurbishment. We cannot assure you that such approvals and financings can be obtained when needed. These and other factors that impact our ability to respond to adverse changes in the performance of our retail and commercial investment properties, as well as properties held for sale, may adversely affect our business, financial condition, cash flow and results of operations.

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

In 2014, we completed our acquisition of 100% of the equity interests in Sanya Beida Science and Technology Park Industrial Development Co., Ltd. and Shanghai Junxin Real Estate Company, for the purpose of acquiring the land held by such companies in Sanya and Shanghai, respectively. In December 2014, we also completed the acquisition of 100% of the equity interests in XIN Eco Marine Group Properties Sdn Bhd (formerly named as EMG Group Properties Sdn Bhd), a Malaysian company which, through a subsidiary, holds offshore landfill development rights for a total of 170 acres (approximately 687,966 square meters) of land. On March 2 and May 15, 2015, we acquired 82% and 18% of the equity interests, respectively, in Shandong Renju Real Estate Co., Ltd. for the purpose of acquiring the land held by it in Jinan. As of December 31, 2016, we also completed our acquisition of Beijing Ruihao Rongtong Real Estate Co., Ltd. and Hunan Erli Real Estate Co., Ltd., for the purpose of acquiring the land held by such companies in Beijing and Changsha, respectively. As of December 31, 2017, we also completed our acquisitions of Zhengzhou Hangmei, Hangmei Zhengxing, Hunan Xintian, Xi’an Dingrun, Zhengzhou Kangshengboda, Zhuhai Prince, Henan Renxin and Taicang Pengchi, for the purpose of acquiring the land held by these companies in Zhengzhou, Changsha, Xi’an, Zhuhai and Suzhou, respectively. On March 21, 2018, we acquired from ED Group, a 50% equity stake in MDL, the developer of the Madison Project, via our wholly-owned subsidiary Xinyuan International (HK) Property Investment Co., Limited for a total consideration of GBP29.5 million equivalent to US$41.4 million. The Madison Project site extends to 0.38 hectares (or approximately 0.94 acres) and is located adjacent to Canary Wharf, one of Europe's largest commercial centers. Permission was granted in March 2015 to develop a 53-story building comprised of 423 residential apartments, including 319 private apartments and 104 affordable apartments, with approximately 425 square meters of community facilities. Construction is currently underway and completion of the project is expected to occur during the third quarter of 2020. To date, approximately 40% of the private apartments have been pre-sold and 100% of the affordable apartments have been pre-sold. As part of our business strategy, we regularly evaluate investments in, or acquisitions of, subsidiaries, joint ventures, and we expect that we will continue to make such investments and acquisitions in the future. Any potential future acquisition may be accompanied by a number of risks, including risks relating to the evolving legal landscape in China. An acquired business may underperform relative to expectations or may expose us to unexpected liabilities. Acquisitions of entities that own real estate may involve risks in addition to the risks inherent in a real estate acquisition, because the acquisition of an entity generally includes all of the liabilities of the entity — known and unknown, fixed and contingent — rather than only the liabilities related to the real estate. These liabilities, which could be material, may include liabilities not disclosed by the seller of the entity or not discovered during our due diligence. In addition, the integration of any acquisition could require substantial management attention and resources. If we were unable to successfully manage the integration and ongoing operations, or hire and retain additional personnel necessary for the running of the expanded business, the results of our operations and financial performance could be adversely affected.

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

Our expansion has created, and will continue to place, substantial demand on our resources. Managing our growth and integrating the acquired businesses will require us to, among other things:

●	comply with the laws, regulations and policies applicable to the acquired businesses, including obtaining timely approval for the real estate construction as required under the PRC law;

●	maintain adequate control on our business expansion to prevent, among other things, project delays or cost overruns;

●	manage relationships with employees, customers and business partners during the course of our business expansion;

●	attract, train and motivate members of our management and qualified workforce to support successful business expansion;

●	access debt, equity or other capital resources to fund our business expansion, which may divert financial resources otherwise available for other purposes;

●	divert significant management attention and resources from our other businesses; and

●	strengthen our operational, financial and management controls, particularly those of our newly acquired subsidiaries, to maintain the reliability of our reporting processes.

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

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, implemented the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Among other things, the M&A Rules and regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that the Ministry of Commerce of the People’s Republic of China (the “MOFCOM”) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the PRC State Council on August 3, 2008, are triggered. According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by MOFCOM in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by MOFCOM. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that MOFCOM or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to do so, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. On August 19, 2015, six PRC regulatory agencies, including the Ministry of Housing and Urban-Rural Development (the “MOHURD”), and the SAFE, implemented the Notice on Adjusting Policies on Entry and Administration of Foreign Investment in the Real Estate Market, or Circular 122. According to Circular 122, full payment of the capital contributions of foreign-invested real estate enterprise (“FIREE”), is no longer required when the FIREE applies for domestic loans, overseas loans, and for settlement of foreign exchange loans, and the FIREE may directly apply to banks for the registration of foreign exchange regarding foreign direct investment in accordance with the relevant rules from the foreign exchange administration. This may, to some extent, lower the entry thresholds for foreign investors in the real estate market. However, the requirements and condition for the acquisitions are still untouched. Despite of the issuance of Circular 122, complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM, may delay or inhibit our ability to complete such transactions.

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

We do not maintain insurance policies for properties that we have delivered to our customers, and we maintain only limited insurance coverage against potential losses or damages with respect to our properties in the PRC before their delivery to customers. Although we require our contractors to carry insurance, we believe most of our contractors do not comply with this requirement. Our contractors may not be sufficiently insured themselves or have the financial ability to absorb any losses that arise with respect to our projects or pay our claims. In addition, there are certain types of losses, such as losses due to earthquakes, which are currently uninsurable in China. While we believe that our practice is in line with the general practice in the PRC property development industry, there may be instances when we will have to internalize losses, damages and liabilities because of the lack of insurance coverage, which may in turn adversely affect our financial condition and results of operations. In addition, while we carry limited insurance on our operations in the United States, such insurance may not be adequate to compensate us for any losses, damages and liabilities we might incur with regard to our properties.

We may suffer a penalty or even forfeit land to the PRC government if we fail to comply with procedural requirements applicable to land grants from the government or the terms of the land use rights grant contracts.

According to the relevant PRC laws and regulations, if we fail to develop a property project according to the terms of the land use rights grant contract, including those relating to the payment of land premiums, specified use of the land and the time for commencement and completion of the property development, the PRC government may issue a warning, may impose a penalty or may order us to forfeit the land. Specifically, under current PRC laws and regulations, if we fail to pay land premiums in accordance with the payment schedule set forth in the relevant land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us, impose late payment penalties or even require us to forfeit the related land to the PRC government. The late payment penalties are usually calculated based on the overdue days for the land premium payments. We and Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., or Jiantou Xinyuan, during the time we owned only 45% of Jiantou Xinyuan, have made late payments of land premiums for which penalties were imposed. Furthermore, if we fail to commence development within one year after the commencement date stipulated in the land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us and impose an idle land fee on the land of up to 20% of the land premium. If we fail to commence development within two years, the land will be subject to forfeiture to the PRC government, unless the delay in development is caused by government actions or force majeure. Even if the commencement of the land development is compliant with the land use rights grant contract, if the developed GFA on the land is less than one-third of the total GFA of the project that should have been under construction and development or the total capital invested is less than one-fourth of the total investment of the project and the suspension of the development of the land continues for more than one year without government approval, the land will also be treated as idle land and be subject to penalty or forfeiture. As of the date of this annual report, we have not experienced any delay in commencing construction works on land owned by us. Although such parcels have not been identified as idle land by the relevant PRC government authorities, there can be no assurance that such land would not be treated as idle land.

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

We have obtained completion acceptance certificates for all of our completed properties as of December 31, 2017. However, we cannot be certain that local government authorities will not determine that the total constructed GFA upon completion of our existing projects under development or any future property developments exceed the relevant authorized GFA. Any such non-compliance could lead to additional payments or penalty, which would adversely affect our financial condition. We have not incurred material amounts of any such payments or penalties since the founding of our company.

We may not be able to continue obtaining qualification certificates, which will adversely affect our business.

Real estate developers in the PRC must obtain a formal qualification certificate in order to carry on a property development business in the PRC. According to the PRC regulations issued on the qualifications of property developers, a newly established property developer must first apply for a temporary qualification certificate with a one-year validity, which can be renewed for not more than two years. If, however, the newly established property developer fails to commence a property development project within the one-year period during which the temporary qualification certificate is in effect, it will not be allowed to renew its temporary qualification certificate. All qualification certificates are subject to renewal on an annual basis. Under government regulations, developers must fulfill all statutory requirements before they may obtain or renew their qualification certificates. In accordance with the provisions of the rules on the administration of qualifications, the real estate developer qualifications are classified into four classes and the approval system for each class is tiered. A real estate developer may only engage in the development and sale of real estate within the scope of its qualification certificate. For instance, a class I developer is not restricted to the scale of real estate projects to be developed and may undertake real estate development projects anywhere in the country, while a class II or below developer may undertake projects with a gross area of less than 250,000 square meters per project and the specific scope of business must be as confirmed by the local construction authority. See “Item 4. Information on the Company — B. Business Overview — Regulation — China — Regulations on Qualifications of Developer.”

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

We have in the past, and may in future, become involved in disputes with various parties relating to the acquisition of land use rights, the development and sale of our properties or other aspects of our business and operations. These disputes may lead to legal or other proceedings and may result in substantial costs and diversion of resources and management’s attention. Disputes and legal and other proceedings may require substantial time and expense to resolve, which could divert valuable resources, such as management time and working capital, delay our planned projects and increase our costs. Third parties that are found liable to us may not have the resources to compensate us for our incurred costs and damages. We could also be required to pay significant costs and damages if we do not prevail in any such disputes or proceedings. In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings and unfavorable decrees that result in pecuniary liabilities and cause delays to our property developments. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

The relevant PRC tax authorities may challenge the basis on which we have been paying our land appreciation tax obligations and our results of operations and cash flows may be affected.

Under PRC laws and regulations, our PRC subsidiaries engaging in property development are subject to land appreciation tax (“LAT”), which is levied by the local tax authorities. All taxable gains from the sale or transfer of land use rights, buildings and their attached facilities in the PRC are subject to LAT at progressive rates ranging from 30% to 60%. Exemptions are available for the sale of ordinary residential properties if the appreciation values do not exceed certain thresholds specified in the relevant tax laws. Gains from the sale of commercial properties, luxury residential properties and villas are not eligible for this exemption.

We have accrued LAT payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws, less amounts previously paid under the levy method applied by relevant local tax authorities. However, provision for LAT requires our management to use a significant amount of judgment with respect to, among other things, the anticipated total proceeds to be derived from the sale of the entire phase of the project or the entire project, the total appreciation of project value and the various deductible items. Given the time gap between the point at which we make provisions for and the point at which we settle the full amount of LAT payable, the relevant tax authorities may not necessarily agree with our apportionment of deductible expense or other bases on which we calculate LAT. As a result, our LAT expenses as recorded in our financial statements of a particular period may require subsequent adjustments. If the LAT provisions we have made are substantially lower than the actual LAT amounts assessed by the tax authorities in the future, our results of operations and cash flows will be materially and adversely affected. For a range of reasonably possible losses in excess of the amounts we have accrued for LAT, to the extent such estimates are determinable, see Note 14 of our Consolidated Financial Statements in this report.

Our operations may be affected by the real property taxes to be imposed by the PRC government.

In another attempt to cool the real estate market, the PRC government has been considering imposing real property tax on a nationwide scale and has designated Shanghai and Chongqing as trial regions. In response, on January 27, 2011, both Shanghai and Chongqing implemented local rules regarding the imposition of real property tax, with these rules taking effect on January 28, 2011, with Chongqing amending its rules on January 13, 2017. On February 20, 2013, the PRC State Council, in an executive meeting, stated a new policy regarding the real property tax that the government would select more trial regions for the real property tax that year. However, no other trial region has been publicized yet. Real property tax regulations may eventually be officially implemented at the national level; any such regulation could significantly impact the real estate market. In light of these developments, we cannot guarantee that our operations will not be adversely affected.

We may be required to pay additional corporate income taxes in China.

Based on the levy method applied by the Zhengzhou local tax bureau before 2011, our subsidiaries in Zhengzhou were paying corporate income tax (“CIT”), on a deemed profit basis, where taxable income was deemed to be 15% of cash receipts, regardless of actual income generated in that year. The local tax authorities may challenge our basis as compared to the actual income basis. Accordingly, we may be subject to CIT on our actual taxable income. We have made provision for the full amount of applicable CIT calculated in accordance with the relevant PRC tax laws and regulations, but we paid CIT each year as required by the local tax authorities. We cannot guarantee that we will not be required to pay additional taxes in accordance with the PRC tax laws and regulations or that our accrued deferred tax liabilities will be sufficient to cover any additional CIT payments we will be required to pay in the future with respect to past financial periods.

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

Under an arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if the beneficial owner of the dividends is a Hong Kong tax resident enterprise which directly owns at least 25% of the PRC company distributing the dividends and has owned such equity for at least 12 consecutive months before receiving such dividends. According to the Announcement of the State Administration of Taxation on Issues concerning "Beneficial Owners" in Tax Treaties, effective on April 1, 2018 and the Interpretation of the Announcement of the State Administration of Taxation on Issues concerning "Beneficial Owners" in Tax Treaties, effective on April 1, 2018, an applicant for treaty benefits, including benefits under the arrangement between China and Hong Kong on dividend withholding tax, that does not carry out substantial business activities or is an agent or a conduit company may not be deemed as a “beneficial owner” of the PRC subsidiary and therefore, may not enjoy such treaty benefits. According to Announcement of the State Administration of Taxation on Issues Concerning the Recognition of Beneficial Owners in Entrusted Investments, effective on June 1, 2014, non-residents may be recognized as “beneficial owners” and enjoy the treaty benefits for the income derived from the PRC from specified investments. However, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5%.

We may be deemed a PRC resident enterprise under the CIT Law and be subject to the PRC taxation on our worldwide income.

The CIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for the CIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Under the Notice on the Issues Regarding Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria, or Circular 82, which was retroactively effective as of January 1, 2008, an overseas incorporated, domestically-controlled enterprise will be recognized as a PRC resident enterprise if it satisfies certain conditions. Further, the State Administration of Taxation (the “SAT”) issued the Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, and was amended on April 17, 2015 and June 28, 2016, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarified certain issues relating to the determination of PRC tax resident enterprise status, post-determination administration and the authorities responsible for determining offshore-incorporated PRC tax resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the in-charge tax authorities from an offshore-incorporated PRC tax resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC tax resident enterprise. However, as Circular 82 and Bulletin 45 only apply to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents or non-PRC enterprises such as our company. It is still unclear whether PRC tax authorities would require us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new CIT Law to a PRC resident recipient.

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

Indirect Transfers of Equity Interests in PRC Tax Resident Enterprises by Non-resident Enterprises May Cause Uncertainty on Tax Liabilities.

In accordance with the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, which is issued by the State Administration on Taxation on February 3, 2015 and amended on October 17, 2017 and December 29, 2017, or Circular 7, where a non-resident enterprise indirectly transfers equity interests or other properties of PRC tax resident enterprises, or PRC Taxable Property, to avoid its tax liabilities by implementing arrangements without reasonable commercial purpose, such indirect transfer shall be recharacterized and recognized as a direct transfer of PRC Taxable Property. As a result, gains derived from such indirect transfer and attributable to PRC Taxable Property may be subject to PRC withholding tax at a rate of up to 10%. In the case of an indirect transfer of “property of establishments” of a foreign enterprise in the PRC, the applicable tax rate would be 25%. In addition, as a general principle, the State Administration on Taxation also issued the Administration of General Anti-Tax Avoidance (Trial Implementation), or GATA, which became effective on February 1, 2015 and empowers the PRC tax authorities to apply special tax adjustments for “tax avoidance arrangements.”

There is uncertainty as to the application of Circular 7 and GATA. For example, it may be difficult to evaluate whether or not the transaction has a reasonable commercial purpose, and such evaluation may be based on ambiguous criteria which have not been formally declared or stated by tax authorities. As a result, any of our disposals or acquisitions of the equity interests of non-PRC entities which indirectly hold PRC Taxable Property or any offshore transaction related to PRC Taxable Property, including potential overseas restructuring, might be deemed an indirect transfer under PRC tax regulations. However, since Circular 7 specifies that it does not apply if a non-resident enterprise obtains the proceeds from indirect transfer of Chinese taxable property by trading stocks of a listed foreign enterprise in the open market, for most of our investors, who either are not enterprises, or are non-resident enterprises but only trade stocks in the open market, they will not be required to pay tax under Circular 7, or GATA.

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

We own trademarks for “鑫苑” in the form of Chinese characters and our company logo in the PRC, United States, UK, EU, New Zealand, Australia, Singapore and Korea. We rely on those countries’ intellectual property and anti-unfair competition laws and contractual restrictions to protect brand name and trademarks. We believe our brand, trademarks and other intellectual property rights are important to our success. Any unauthorized use of our brand, trademarks and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States or the Cayman Islands, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, our reputation may be harmed and our business may be adversely affected.

In the PRC, the registration and protection of a company’s corporate name is regional and limited to its related industry. Although we have registered our corporate name “Xinyuan” in certain provinces where we operate, we cannot prevent others from registering the same corporate name in other provinces or in other industries. If another company is the first to register “Xinyuan” as its corporate name in a province other than Beijing, Tianjin, Henan Province, Shandong Province, Jiangsu Province, Anhui Province, Sichuan Province, Hunan Province, and Shaanxi Province or in another industry, we will have to adopt another corporate name if we plan to enter that market or industry.

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

Our risk of monetary loss under any seller-financed agreement is mitigated by the homebuyer’s deposit we hold as collateral and our retention of possession and title to the apartments until the purchase price is paid in full. However, if any homebuyer to whom we have offered seller-financed arrangement defaults, our ability to recognize revenue from the sale of the affected apartment will be delayed, we may incur additional expenses in selling the apartment and our financial results could be adversely affected.

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

To the extent demolition and resettlement are required in any of our future property developments, we may be required to compensate existing residents an amount calculated in accordance with local resettlement compensations standards. These local standards may change from time to time without advance notice. If such compensation standards are changed to increase the compensation we are required to pay, our land acquisition costs may increase, which could adversely affect our financial condition and results of operations. In respect of projects in which the resettlement cost are borne by us, if we or the local government fail to reach an agreement over the amount of compensation with any existing owner or resident, any party may apply to the relevant authorities for a ruling on the compensation amount. Dissenting owners and residents may also refuse to relocate or even initiate legal proceedings to challenge our land use rights, permits or approvals. Any administrative process, legal proceedings, resistance or refusal to relocate may delay our future project development schedules, and an unfavorable final ruling may result in us paying more than the amount required by the local standards or even losing the relevant certificates, permits or approvals. Any occurrence of the above factors may result in increases in our future development costs or delay the development schedule of the relevant project which can adversely affect our cash flows, financial condition and results of operations.

We could be adversely affected by potential violations of the United States Foreign Corrupt Practices Act.

The United States Foreign Corrupt Practices Act, or FCPA, generally prohibits companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate and retain employees in China, the United States and Malaysia, and we rely on our management structure, regulatory and legal resources and effective operation of our compliance program to direct, manage and monitor the activities of our employees. Despite our training, oversight and compliance programs, we cannot assure you that our internal control policies and procedures always will protect us from deliberate, reckless or inadvertent acts of our employees or agents that contravene on compliance policies or violate applicable laws. Our continued expansion in China and United States could increase the risk of such violations in the future. Expansion into other countries could expose us to additional anti-bribery or anticorruption laws, and we could face additional risks if expand our operations into countries where the compliance culture is less robust. Violations of the FCPA, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations or financial condition.

Risks Relating to the Residential Property Industry in China

Our operations are highly subject to government policies and regulations in the real estate market.

Since 2010 the PRC government has been tightening its control of the real estate market with the aim of curbing increases in property prices while also, since early 2015, trying to stimulate the market to reduce inventory. A number of rules and regulations have been set forth by various PRC authorities concerning the real estate market. See “Item 4. Information on the Company — B. Business Overview — Regulation — China — Regulations on Real Estate Financing,” “Item 4. Information on the Company — B. Business Overview — Regulation — China — Regulations on Housing Prices and Real Estate Tax,” and “Item 4. Information on the Company — B. Business Overview — Regulation — China — Regulations on Housing Supply and Improving the Healthy Development of the Real Estate Market” for more details on some of the PRC regulations.

Since 2016, the local governments of several cities in the PRC have implemented a series of measures designed to stabilize the growth of the property market on a more sustainable level. Such tightening measures have affected some of the cities where we operate, including Zhengzhou, Suzhou, Chengdu, Jinan, Tianjin, Beijing, Xi'an and Changsha. These measures regulate various aspects of the property market, including: (i) land acquisition financing (for example, a Changsha regulation prohibiting illegal funds from entering the property markets and an increase in land bidding deposits in Zhengzhou has raised the land bidding deposit to 100%), (ii) pre-sale management (for example, Jinan sets new application requirements for pre-sale permits), (iii) sale price restriction (for example, Suzhou requires developers to file sale prices at the price filing systems of relevant authorities), (iv) purchaser qualification (for example, a Jinan regulation provides that local residents are eligible to purchase no more than two residential properties while qualified non-residents are eligible to purchase only one residential property) and (v) purchaser financing (for example, Zhengzhou and Suzhou have both raised down-payment ratios for the first and second home owners). These local measures may also cause adverse and material impacts on our business operations and financial results.

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

In July 2006, the MOHURD, the National Development and Reform Commission (the “NDRC”), the PBOC, the State Administration for Industry and Commerce, or the SAIC, and the SAFE, issued the Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market, which impose significant requirements on foreign investment in the PRC real estate sector. For instance, these opinions set forth requirements for the procedures to set up an FIREE and the thresholds for a FIREE to borrow domestic or overseas loans. In addition, since June 2007, a FIREE approved by local authorities is required to file such approvals with the MOFCOM or its provincial branches. On August 19, 2015, six PRC regulatory agencies, including the MOHURD and the SAFE, implemented the Notice on Adjusting Policies on Entry and Administration of Foreign Investment in the Real Estate Market, or Circular 122, which simplified some requirements and lowered the entry thresholds for foreign investors to raise funds by domestic or foreign loans in the real estate market. Despite the influences of Circular 122, we cannot assure that any FIREE that we establish, or whose registered capital we increase, will be able to complete the filing procedures with MOFCOM in time or otherwise fully comply with those specific requirements set for FIREEs.

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

On June 28, 2017, the MOFCOM and the NDRC implemented the Catalogue of Industries for Guiding Foreign Investment (2017 Revision), or the Catalogue 2017, which took effect on July 28, 2017. The Catalogue 2017 re-classifies the encouraged items subject to limitations on ownership of shares, restricted items and prohibited items under the Catalogue 2015 into a special administrative category, the negative list for the access of foreign investments, and applies unified restrictive measures. In addition, 11 items are removed from the Catalogue 2017 as the same restrictions apply to both foreign and domestic investments in these items, including, for example, the construction and operation of large-scale theme parks and the construction of villas and golf courses.

Despite the changes in various sectors in Catalogue 2017, the requirement of obtaining approval or filing for record at the relevant level of the MOFCOM remains. The PRC government’s restrictive regulations and measures could increase our operating costs in adapting to these regulations and measures, limit our access to capital resources or even restrict our business operations. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures, which could further adversely affect our business and prospects.

We are heavily dependent on the performance of the residential property market in China.

The residential property industry in the PRC is still in a relatively early stage of development. Although demand for residential property in the PRC has been growing rapidly in recent years, such growth is often coupled with volatility in market conditions and fluctuation in property prices. It is extremely difficult to predict how much and when demand will develop, as many social, political, economic, legal and other factors, most of which are beyond our control, may affect the development of the market. The level of uncertainty is increased by the limited availability of accurate financial and market information as well as the overall low level of transparency in the PRC, especially in tier I and tier II cities.

We face intense competition from other real estate developers.

The property industry in the PRC is highly competitive. In the high-growth tier I and tier II cities we focus on, local and regional property developers are our major competitors, and an increasing number of large state-owned and private national property developers have started entering these markets. Many of our competitors, especially the state-owned and private national property developers, are well capitalized and have greater financial, marketing and other resources than we have. Some also have larger land banks, greater economies of scale, broader name recognition, a longer track record and more established relationships in certain markets. In addition, the PRC government’s recent measures designed to reduce land supply further increased competition for land among property developers.

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

The circulars issued by the PRC State Council and related measures taken by local governments and banks have restricted and may continue to restrict the ability of purchasers to qualify for or obtain mortgage financing. Since January 26, 2011, for a household purchasing a second residential household property with mortgage financing, the down payment must be at least 60% of the purchase price and the interest rate for the mortgage on such property must be at least 1.1 times the benchmark interest rate. The notice of the General Office of the PRC State Council implemented on February 26, 2013 authorized local counterparts of the PBOC to further increase down payment ratios and interest rates for loans to purchase second properties in accordance with the price control policies and targets of the corresponding local governments. For instance, on April 7, 2013, Beijing implemented new rules regarding housing fund loans, which increased the minimum down payment to 70% of the purchase price for a household purchasing a second residential household property with housing fund loans.

On September 29, 2014, the PBOC and the China Banking Regulatory Commission (the “CBRC”) issued the Circular of PBOC and CBRC on Further Improving Financial Services for Housing, among other incentive policies, which specifies that the minimum down payment is 30% of the purchase price for purchasers of a first residential property for their households, and the minimum loan interest rate is 70% of the benchmark rate, to be decided by banking financial institutions in light of risk conditions. For purchasers of a second residential property for their households who have paid off the loan that financed their first house and reapply for a loan to finance an ordinary commodity house for the purpose of improving their living conditions, the loan policies for a first house will apply.

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

We cannot predict how long these policies will continue or what other action, if any, the banks in cities in which we operate may take. In addition, from 2013, PRC banks have tightened the conditions on which mortgage loans are extended to homebuyers by comparing the anticipated monthly repayment of the mortgage loan with the individual borrower’s monthly income and other measures. Therefore, mortgage loans for home buyers have been subject to longer processing periods or even denied by the banks. We monitor our homebuyers’ outstanding mortgage loans on an ongoing basis via our management reporting procedures and have taken the position that contracts with underlying mortgage loans with processing periods exceeding one year cannot be recognized as revenue under the percentage of completion method. As a result, we reversed contracted sales of the amounts related to apartments for which mortgage loans with processing periods exceeding one year when recognizing revenue under the percentage of completion method.

Risks Relating to China

PRC economic, political and social conditions as well as government policies can affect our business.

The PRC economy differs from the economies of most developed countries in many aspects, including:

●	political structure;

●	degree of government involvement;

●	degree of development;

●	level and control of capital reinvestment;

●	control of foreign exchange; and

●	allocation of resources.

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

According to the Circular on Further Advancing the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance (“Circular 3”), issued by the SAFE on January 26, 2017, enterprises are permitted to directly or indirectly transfer proceeds from overseas loans guaranteed by an onshore enterprise for onshore use by loaning the proceeds to an onshore enterprise or using the proceeds to make investments in an onshore enterprise's capital or securities. Whether Circular 3 applies to the real estate industry, however, is presently unclear and subject to the SAFE’s subsequent practice.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise adversely affect us.

On July 4, 2014, the SAFE issued the Circular on the Administration of Foreign Exchange Issues Related to Overseas Investment, Financing and Roundtrip Investment by Domestic Residents through Offshore Special Purpose Vehicles, or the Circular 37, which replaced the former circular commonly known as “Circular 75” implemented on October 21, 2005. The Circular 37 requires PRC residents to register with the competent local SAFE branch in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. The Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contribution by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

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

Additionally, as a result of uncertainty concerning the reconciliation of these notices with other approval or registration requirements, it remains unclear how these notices, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We believe that all of our shareholders who were PRC citizens or residents at the time of our initial public offering completed their required registrations with the SAFE in accordance with Circular 75 before the promulgation of Circular 37 prior to, and immediately after, the completion of our initial public offering. As a publicly traded company in the United States, we may not at all times know of the identities of all of our beneficial owners who are PRC citizens or residents, and we may have little control over either our present or prospective direct or indirect PRC resident beneficial owners or the outcome of such registration procedures. We cannot assure that the SAFE registrations of our present beneficial owners or future beneficial owners who are PRC citizens or residents have been or will be amended to reflect, among others, the shareholding information or equity investments required by the Circular 37, Circular 59 and Circular 13 at all times. The failure or inability of these PRC resident beneficial owners to comply with applicable SAFE registration requirements may subject us to the sanctions described above, including sanctions which may impede our ability to contribute the additional capital from our proceeds of any future offerings to our PRC subsidiaries, and our PRC subsidiaries’ ability to pay dividends or distribute profits to us.

Interpretation of PRC laws and regulations involves uncertainty.

Our core business is conducted within China and is governed by PRC laws and regulations. The PRC legal system is based on written statutes, and prior court decisions can only be used as a reference. Since 1979, the PRC government has implemented laws and regulations in relation to economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view to developing a comprehensive system of commercial law, including laws relating to property ownership and development. However, due to the fact that these laws and regulations have not been fully developed, and because of the limited volume of published cases and the non-binding nature of prior court decisions, interpretation of PRC laws and regulations involves a degree of uncertainty. Some of these laws may be changed without being immediately published or may be amended with retroactive effect. Depending on the government agency or how an application or case is presented to such agency, we may receive less favorable interpretations of laws and regulations than our competitors, particularly if a competitor has long been established in the locality of, and has developed a relationship with, such agency. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. All these uncertainties may cause difficulties in the enforcement of our land use rights, entitlements under its permits, and other statutory and contractual rights and interests.

The PRC national and regional economies may be adversely affected by a recurrence of epidemic.

Certain areas of China, including the high growth cities where we operate, are susceptible to epidemics such as Severe Acute Respiratory Syndrome (“SARS”), avian or swine influenza. A recurrence of SARS, avian or swine influenza or any epidemic in these cities or other areas of China could result in material disruptions to our property developments, which in turn could materially and adversely affect our financial condition and results of operations.

We may face PRC regulatory risks relating to our equity compensation plans.

On February 15, 2012, the SAFE implemented the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice, which replaced the previous Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan of Overseas-Listed Company implemented by the SAFE on March 28, 2007. Under the Stock Option Notice, if a PRC resident participates in any employee stock incentive plan of an overseas listed company, a qualified domestic PRC agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such individual, an application with the SAFE or its local counterpart to obtain approval for an annual allowance with respect to the foreign exchange in connection with the stock holding, unit holding, share option exercises, or the holding of other types of equities permitted by PRC law. Concurrently, the qualified domestic PRC agent or the PRC subsidiary must also obtain approval from the SAFE or its local counterpart to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock acquisition or option exercise, any returned principal or profits upon the sale of shares, any dividends issued on the stock and any other income or expenditures approved by the SAFE or its local counterpart. In addition, the PRC agent or the PRC subsidiary is required to amend the SAFE registration with respect to the stock options or other awards granted if there is any material change to the stock options or other awards, the PRC agent or the PRC subsidiary, the overseas listed company, or any other material changes. If we, or any of these persons mentioned above, fail to comply with the relevant rules or requirements, we may be subject to penalties, and may become subject to more stringent review and approval processes with respect to our foreign exchange activities, such as our PRC subsidiaries’ dividend payment to us or borrowing foreign currency loans, all of which may adversely affect our business and financial condition.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to full inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission (the “SEC”) as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct full inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not subject to regular full inspections by the PCAOB.

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

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. Four of these PRC-based accounting firms appealed to the SEC against this decision and, on February 6, 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CRSC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the settlement order. We may therefore be adversely affected by any failure of our independent registered public accounting firm to satisfy its obligations in accordance with the settlement, along with other U.S.-listed companies audited by them.

In addition, on May 26, 2015, the PRC Ministry of Finance issued Notice on the Interim Provisions on the Audits Conducted by Accounting Firms concerning the Overseas Listing of Chinese Domestic Companies, or Circular 9, which became effective on July 1, 2015. In accordance with Circular 9, auditors based outside of China, including our independent registered public accounting firm, are required to cooperate with mainland Chinese auditors with requisite qualifications and enter into written arrangements with mainland Chinese auditors in order to conduct audit work for overseas listed mainland Chinese companies, and auditors based outside of China shall undertake the auditing responsibilities which may be incurred. Hence, our independent registered public accounting firm may need to establish appropriate arrangements with mainland Chinese auditors in order to continue to audit our financial statements, which may be difficult in light of the SEC’s administrative proceedings and the settlement described above. If our auditor were unable to have alternate support or cooperation arrangements or otherwise were unable to address issues related to the production of documents in accordance with the settlement order in the SEC proceedings and we were unable to timely find another independent registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such a determination could ultimately lead to delisting of our ADSs from the NYSE or deregistration from the SEC, or both.

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

Sales of our ADSs or common shares in the public market, or the perception that such sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2017, we had 129,578,676 common shares outstanding, including 73,848,384 common shares represented by 36,924,192 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, (the “Securities Act”), other than those held by affiliates which are subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. The remaining common shares outstanding are available for sale, subject to any volume and other restrictions as applicable under Rule 144. According to an amended Schedule 13D filed by TPG Asia in November 2014, TPG Asia holds 12,000,000 of our outstanding common shares. We have filed a resale registration statement covering the resale in the United States of ADS representing the common shares issued to TPG Asia. To the extent that common shares (in the form of ADSs) are sold into the market, the market price of our ADSs could decline.

The interests of our major shareholders may not be aligned with the interests of our other shareholders.

As of April 1, 2018, Mr. Yong Zhang, Chairman of our board of directors, and Ms. Yuyan Yang, also a board member, beneficially owned 23.9% and 21.8%, respectively of our share capital. As of April 1, 2018, TPG Asia beneficially owned 9.2% of our share capital. Accordingly, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership by our major shareholders may result in actions being taken even if opposed by our other shareholders. In addition, it may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), adopted rules requiring most public companies to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified or adverse if it believes that the design or implementation of our internal controls is not effective, or if it interprets the relevant requirements differently from us.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are application to United States domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current report on Form 8-K;

●	the section of the Exchange Act regulating the solicitation of proxies, consents or authorizations respect of a security registered under the Exchange Act;

●	the section of the Exchange Act requiring directors, officers and 10% holders to file public reporting of their stock ownership and trading activities and imposing liability on insiders who profit from trades made in a short period of time;

●	the selective disclosure rules under Regulation FD restricting issuers from selectively disclosing material nonpublic information.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. We publish our results on a quarterly basis as press releases, distributed in accordance with the rules and regulations of the NYSE. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less frequent compared to that required to be filed with the SEC by U.S. domestic issuers.

We are a foreign private issuer for purposes of the NYSE corporate governance requirements, as a result of which public investors may not have as many protections as they would if we were a U.S. domestic public company.

As a foreign private issuer, we may rely on home country corporate governance practices instead of certain of the NYSE corporate governance requirements. We are incorporated under the laws of the Cayman Islands. Under Cayman Islands law we are not required to adopt or maintain certain of the NYSE corporate governance rules. The NYSE requirements with which we are not required to comply include rules requiring that:

●	a majority of our board of directors consist of independent directors;

●	our compensation committee be composed entirely of independent directors;

●	our governance and nominating committee be composed entirely of independent directors;

●	the members of our audit committee satisfy certain independence criteria in addition to those of Rule 10A-3 of the Exchange Act;

●	our shareholders approve the adoption or material revision of any equity compensation plan; and

●	our shareholders approve certain issuances of our equity securities.

We are currently following home country practice on the requirements described above. Accordingly, a majority of our board of directors is composed of management or former management directors. Each of our compensation committee and governance and nominating committee include non-independent directors. In addition, we are not required to put forward for a shareholder vote new equity plans or change to existing equity plans or other significant share issuance. For a more detailed discussion of the ways in which our corporate governance differs from that of a U.S. domestic company listed on the NYSE, see “Item 16G. Corporate Governance.” As a result of our use of the “home country practice” exception from the NYSE corporate governance rules, you do not have same shareholder protections as you would if we were a U.S. domestic public company.

We are not required to follow customary practices applicable to U.S. domestic companies with respect to determining and disclosing executive compensation.

As a foreign private issuer, we are not subject to many of the corporate governance requirements and disclosure requirements relating to executive compensation matters under the U.S. securities laws.

Under our compensation committee charter, only 50% of members of the committee at any time (less than a majority) must be independent of management, while a U.S. domestic issuer is required to form a compensation committee composing entirely of independent directors. We are also not required to and do not report compensation of senior management or directors on an individual basis. As a result, investors are not able to access for themselves appropriateness or reasonableness of the amount or form of compensation for individual executives. The SEC has a new adopted rule for disclosure of a chief executive officer pay relative to that of the median total compensation for employees, although the rule is under review. The rule will not apply to foreign private issuers. The SEC also has pending a proposed rule for disclosure of exclusive officers’ compensation compared to the issuer’s total shareholder return. As proposed, this rule would not apply to foreign private issuers.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign law against us or our management named in the annual report.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our wholly-owned subsidiaries in China. Most of our assets are located in China. In addition, many of our directors and senior executive officers reside within China and some or all of the assets of those persons are located outside of the United States. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our directors and senior executive officers, including with respect to matters arising under U.S. federal securities law or applicable state securities law. Even if you are successful in bringing an action of this kind, the respective law of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal monetary judgment of a foreign court of competent jurisdiction that is final and not contrary to natural justice or public policy of the Cayman Islands without reexamination of the merits of the underlying disputes. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2018 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. holders of our ADSs or common shares.

The rules governing passive foreign investment companies (“PFICs”) can have adverse effects for United States federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our business, although not free from doubt, we do not believe that we were classified as a PFIC for United States federal income tax purposes for the taxable year ending December 31, 2017.

If we are a PFIC, U.S. Holders of our ordinary shares or ADRs would be subject to adverse United states federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under United States federal income tax laws and regulations. A U.S. Holder of our ordinary shares or ADRs may be able to mitigate some of the adverse United States federal income tax consequences described above with respect to owning the ordinary shares if we are classified as a PFIC, provided that such United States investor is eligible to make, and validly makes, a “mark-to-market” election. In certain circumstances a U.S. Holder can make a “qualified electing fund” election to mitigate some of the adverse tax consequences described with respect to an ownership interest in a PFIC by including in income its share of the PFIC’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election.

See “Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a Cayman Islands holding company and conduct business primarily through our operating subsidiaries in China. Our Group is a developer of large scale residential real estate projects targeted at middle-income consumers. We were founded by Mr. Yong Zhang, our Chairman, and commenced operations since 1997 in Zhengzhou, the provincial capital of Henan Province. We initially operated principally in tier II and tier III cities, but since 2006, we have expanded into strategically selected high growth cities in China. In 2012, we acquired a parcel of land in Beijing. In 2014, we acquired a parcel of land in Shanghai, representing an opportunistic acquisition in a satellite city or suburb of a tier I city in China. In 2012, we also expanded our business to the United States residential real estate market and acquired three projects in Reno, Nevada, Irvine, California and in the Williamsburg neighborhood of Brooklyn, New York. In 2014, we acquired 100% of the shares of a Malaysian company, which is engaged in land reclamation development for a total area of 170 acres (approximately 687,966 square meters.) In January 2016, we acquired a parcel of land in midtown Manhattan, New York with GFA of approximately 10,235 square meters. In August 2016, we acquired another parcel of land in the Flushing neighborhood of Queens, New York with GFA of approximately 30,112 square meters. On March 21, 2018, we acquired ED Group, a 50.0% equity stake in MDL, the developer of the Madison Project, via our wholly-owned subsidiary Xinyuan International (HK) Property Investment Co., Limited for a total consideration of GBP29.5 million equivalent to US$41.4 million. The Madison Project site extends to 0.38 hectares (or approximately 0.94 acres) and is located adjacent to Canary Wharf, one of Europe's largest commercial centers. Permission was granted in March 2015 to develop a 53-story building comprised of 423 residential apartments, including 319 private apartments and 104 affordable apartments, with approximately 425 square meters of community facilities. Construction is currently underway and completion of the project is expected to occur during the third quarter of 2020. To date, approximately 40.0% of the private apartments have been pre-sold and 100% of the affordable apartments have been pre-sold.

Our company was incorporated in the Cayman Islands on March 26, 2007. Our company operates under Cayman Islands Companies Laws (2018 Revision). Our registered address is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our principal executive offices are located at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China. Our telephone number at this address is (86) 10 8588-9200 and our fax number is (86) 10 8588-9300.

For a discussion of our capital expenditures for the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.”

Our website is www.xyre.com. The information contained on our website does not form part of this annual report.

B.	Business Overview

We are a real estate developer that strategically focuses on selected high growth cities in China and the United States. Our standardized and scalable model emphasizes rapid asset turnover, efficient capital management and strict cost control.

We focus on developing large scale quality residential projects, which typically consist of multiple residential buildings that include multi-layer apartment buildings, sub-high-rise apartment buildings or high-rise apartment buildings. Several of our projects include auxiliary services and amenities such as retail outlets, leisure and health facilities, kindergartens and schools. We also develop small-scale residential properties. Our developments aim at providing middle-class consumers with a comfortable and convenient community life. In addition, we provide property management services for our developments and other real estate-related services to our customers. We acquire development sites in China primarily through public auctions of government land and direct negotiations. These acquisition methods allow us to obtain unencumbered land use rights to unoccupied land without the need for additional demolition, re-settlement or protracted legal processes to obtain title. As a result, we are able to commence construction relatively quickly after we acquire a site for development.

We have expanded our business and operations significantly during the past three years. The number of projects we had under construction increased from 17 projects with a total GFA of 3,431,099 square meters as of December 31, 2014, to 19 projects with a total GFA of 3,126,063 square meters as of December 31, 2017. We have 9 additional projects with a total GFA of 2,036,514 square meters under planning as of December 31, 2017. As of December 31, 2017, we have completed 47 projects with a total GFA of approximately 7,105,152 square meters and comprising a total of 82,971 units, more than 96.2% of which have been sold. For the three years ended December 31, 2015, 2016 and 2017, our revenues were US$1,164.3 million, US$1,561.6 million and US$1,976.9 million, respectively. Our net income for the same periods was US$66.5 million and US$79.5 million and US$80.1 million, respectively.

While our primary focus has been in China, we see potential opportunities for residential real estate development in the United States that might be attractive to both Chinese and U.S. buyers. In 2012, we acquired a real estate project portfolio in Reno, Nevada, comprised of 325 finished lots and 185 acres of undeveloped land, for approximately US$7.4 million. We had sold all parcels of the total portfolio and recognized revenue in the amount of US$ nil and US$0.8 million as of December 31, 2014 and 2015. In 2012, we paid US$10.0 million to acquire 15 finished luxury condominium units in Irvine, California and sold all the 15 units as of December 31, 2015. In 2012, we also acquired a 8,094 square meters parcel of land in the Williamsburg neighborhood of Brooklyn, New York, for US$54.2 million, on which we plan to build 216 condominium units with a net saleable floor area of approximately 30,855 square meters, the New York Oosten Project. Our New York Oosten Project started construction in November 2013. In January 2016, we also acquired a parcel of land in midtown Manhattan, New York, for US$57.5 million. The land allows for approximately 10,235 square meters gross buildable development. In August 2016, we acquired a parcel of land in the Flushing neighborhood of Queens, New York for US$66.0 million. The land allows for a mixed use development comprising approximately 30,112 square meters with approved plans.

In 2014, we acquired 100% share of a Malaysian company, which is engaged in land reclamation development for a total of 170 acres (approximately 687,966 square meters).

On March 21, 2018, we acquired from ED Group, a 50% equity stake in MDL, the developer of the Madison Project, via our wholly-owned subsidiary Xinyuan International (HK) Property Investment Co., Limited for a total consideration of GBP29.5 million equivalent to US$41.4 million. The Madison Project site extends to 0.38 hectares (or approximately 0.94 acres) and is located adjacent to Canary Wharf, one of Europe's largest commercial centers. Permission was granted in March 2015 to develop a 53-story building comprised of 423 residential apartments, including 319 private apartments and 104 affordable apartments, with approximately 425 square meters of community facilities. Construction is currently underway and completion of the project is expected to occur during for the third quarter of 2020. To date, approximately 40% of the private apartments have been pre-sold and 100% of the affordable apartments have been pre-sold. We will continue to seek for high-growth opportunities globally.

We also plan to retain and develop commercial portions of some of our properties such as shopping malls, supermarkets or hotels and to lease and manage those properties ourselves. As of the date of this annual report, we have completed five of such projects, including Xinyuan Priority Lifestyle Shopping Center with a total GFA of approximately 47,000 square meters, located in Zhengzhou city, Henan Province, Xi’an Xinyuan Metropolitan Shopping Center with a total GFA of approximately 115,000 square meters, located in Xi’an city, Shaanxi Province, Xingyang Xindo Park Shopping Center with a total GFA of approximately 15,000 square meters, located in Xingyang city, Henan Province, Changsha Xindo Park Shopping Center with a total GFA of approximately 12,000 square meters, located in Changsha city, Hunan Province and Chengdu Xindo Park Shopping Center with a total GFA of approximately 9,000 square meters, located in Chengdu city, Sichuan Province. As of the date of this annual report, we have three projects under construction in which we will retain approximately 25,000 square meters of GFA for development as commercial properties held for lease.

Since 2014, we have also made efforts to diversify our marketing efforts. Since the second half of 2014, we began to leverage our industrial experience to promote Online to Offline (O2O) services to potential buyers of our projects. These services aim to utilize online marketing tools in the real estate industry. For example, we established a WeChat-based public account to sell our units in 2014, and we launched a smartphone app in 2015 to sell units. We also built a social networking platform of communities to which we provide property management services. We are also exploring the application of blockchain technology in the real estate sector. We believe that internet and technology marketing offers the potential for new profit growth opportunities. In March 2018, we signed a strategic cooperation agreement with Shenzhen Tencent Computer Systems Company Limited, with a pilot program of Smart Cloud Sales Platform supported by Big Data.

Additionally, we are exploring other opportunities to develop real estate related products and services that will complement our core real estate development portfolio in China, which include property management services and a joint venture with a cinema company for movie theater development. We believe such initiatives can attract greater interest and support for our projects as well as enhance brand visibility and our overall competitive positioning. We started our construction management service business in the third quarter of 2017. Under this asset-light business model, we would charge a service fee for providing the construction management service, and may also charge an interest spread if we provide financing support.

Our Markets

We currently operate in 14 markets in China - Beijing, Shanghai, Tianjin, Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Suzhou, Kunshan and Xuzhou in Jiangsu Province, Zhengzhou in Henan Province, Changsha in Hunan Province, Sanya in Hainan Province, Xi’an in Shaanxi Province and Zhuhai in Guangdong Province. During 2017, we also operated in three locations in the United States - Irvine, California; Reno, Nevada; the neighborhoods of Williamsburg, Brooklyn and Flushing, Queens, New York; and in Malaysia.

The following table sets forth the numbers of our projects and the total GFA in each location indicated as of December 31, 2017:

	Properties under Construction (m2)	Properties under planning (m2)	Properties held for sale (m2)	Completed projects (m2)	Total number of projects	Total GFA (m2)
China
Beijing	–	102,300	–	133,051	2	235,351
Chengdu	–	–	–	660,996	3	660,996
Zhengzhou	1,892,795	1,518,419	–	2,563,654	39	5,974,868
Jinan	451,345	–	–	1,191,866	6	1,643,211
Hefei	–	–	–	145,455	1	145,455
Suzhou	–	89,682	–	781,368	6	871,050
Kunshan	198,323	–	–	778,535	4	976,858
Xuzhou	130,170	–	–	101,821	2	231,991
Sanya	–	–	–	117,584	1	117,584
Shanghai	–	–	–	57,770	1	57,770
Changsha	163,453	–	–	251,639	3	415,092
Xi’an	–	226,000	–	290,555	2	516,555
Zhuhai	–	70,000	–	–	1	70,000
Tianjin	279,742	–	–	–	1	279,742
Sub Total	3,115,828	2,006,401	–	7,074,294	72	12,196,523
United States
Irvine(1)	–	–	2,865	–	1	2,865
Nevada(2)	–	–	N/A	–	1	N/A
New York	10,235	30,112	–	30,855	3	71,202
Total	3,126,063	2,036,513	2,865	7,105,149	77	12,270,590

(1)	The finished condominium project is located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters of the total 72 units from a major United States developer in August 2012. All units were sold as of December 31, 2015.

(2)	Northern Nevada Land Portfolio is a project portfolio comprised of 325 finished lots and 185 acres of undeveloped land at eight different sites in the northern Nevada region near the Reno-Spark metropolitan area. All lots and acres were sold as of December 31, 2015.

For a discussion of revenues from each geographical segment in each of 2015, 2016 and 2017, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Discussion of Segment Operations.”

Our Property Projects

Overview

We offer the following four main types of real estate property products:

●	multi-layer apartment buildings, which, in China, are typically six stories or less and normally require nine to 12 months to construct after we obtain the related construction permit;

●	sub-high-rise apartment buildings, which, in China, are typically seven to eleven stories and normally require 12 to 18 months to construct after we obtain the related construction permit;

●	high-rise apartment buildings, which, in China, are typically 12 to 33 stories and normally require 18 to 24 months to construct after we obtain the related construction permit; and

●	offices, mixed-use and commercial properties which we have offered since 2012.

Our projects are in one of the following five stages:

●	properties under construction, comprising properties for which the construction permits have been obtained;

●	properties under planning, comprising properties for which we have entered into land grant contracts and are in the process of obtaining the required permits to begin construction;

●	completed projects, comprising projects for which construction has been completed;

●	properties held for lease, comprising projects for which construction has been completed and which we plan to hold and manage and;

●	properties held for sale, comprising land and properties which we purchase and hold for sale.

Properties under Construction and Properties under Planning

The following table sets forth each of our properties currently under construction or planning as of December 31, 2017:

Project Name	Location	Type of Products (1)	Construction Commencement Date	Pre-sale Commencement Date (2)	Total Site Area (m 2)	Total GFA (m2)	Total Number Of Units (3)	Number Of Units Sold	GFA Sold (m2)
Zhengzhou Xindo Park	Zhengzhou	C	01/2015	04/2015	40,218	144,432	2,170	2,097	126,732
Xingyang Splendid II	Zhengzhou	MU	12/2014	12/2014	60,556	137,209	1,575	1,121	81,409
Jinan Royal Palace	Jinan	H	02/2014	06/2014	140,155	451,345	6,512	4,118	349,945
Xuzhou Colorful City	Xuzhou	M/H	06/2013	11/2013	45,046	130,170	1,453	1,174	115,070
Henan Xin Central I (Zhengzhou Nangangliu project)	Zhengzhou	H	07/2015	07/2015	86,781	262,209	3,177	2,314	246,408
Zhengzhou Fancy City I (Zhengzhou Jiaotong college project)	Zhengzhou	H	09/2015	10/2015	50,656	166,686	1,725	1,386	158,286
Zhengzhou Fancy City II (South)	Zhengzhou	H	06/2016	06/2016	27,486	84,064	766	747	78,064
Tianjin Spring Royal Palace	Tianjin	M/H	10/2015	10/2015	263,519	279,742	2,142	1,037	129,642
Zhengzhou International New City I (Zhengzhou Shilipu project)	Zhengzhou	H	08/2016	09/2016	89,088	360,713	3,135	2,954	327,513
Kunshan Xindo Park	Kunshan	H/C	07/2016	07/2016	47,523	89,004	1,077	846	70,804
Henan Xin Central II	Zhengzhou	H	09/2016	10/2016	37,126	109,712	1,360	839	89,612
Xingyang Splendid III	Zhengzhou	H	06/2017	06/2017	47,709	121,125	1,518	759	81,825
Changsha Mulian Royal Palace	Changsha	H	05/2017	08/2017	32,158	91,196	694	397	54,296
Zhengzhou International New City II	Zhengzhou	H	07/2017	08/2017	41,821	176,037	1,558	1,371	145,737
Zhengzhou Fancy City II (North)	Zhengzhou	C	05/2017	10/2017	30,175	108,458	3,070	951	31,258
Zhengzhou International New City III	Zhengzhou	H	11/2017	12/2017	75,333	222,150	2,205	696	73,550
Hudson	New York	S	07/2017	TBD	–	10,235	87	–	–
Changsha Furong Thriving Family	Changsha	MU	07/2017	TBD	23,418	72,257	705	–	–
Kunshan Zhongyu Project	Kunshan	MU	12/2017	TBD	18,068	109,319	874	–	–

Subtotal					1,156,836	3,126,063	35,803	22,807	2,160,151

Beijing Liyuan project	Beijing	H	TBD	TBD	46,769	102,300	TBD	–	–

Xi’an Aerospace City Project	Xi’an	MU	TBD	TBD	80,673	226,000	TBD	–	–
Zhengzhou Heizhuzhuang Project	Zhengzhou	H	TBD	TBD	45,067	340,000	TBD	–	–

Zhengzhou International New City (pending staging)	Zhengzhou	TBD	TBD	TBD	194,644	864,619	TBD	–	–
Zhuhai Prince Project	Zhuhai	TBD	TBD	TBD	14,107	70,000	TBD	–	–
Zhengzhou Fancy City III	Zhengzhou	TBD	TBD	TBD	27,599	83,000	TBD	–	–
Zhengzhou Hangmei Project	Zhengzhou	H/C	TBD	TBD	84,480	230,800	TBD	–	–
Suzhou Yinhewan Project	Suzhou	H	TBD	TBD	21,183	89,682	TBD	–	–
Flushing	New York	MU	TBD	TBD	–	30,112	TBD	–	–

Subtotal					514,522	2,036,513

Total					1,671,358	5,162,576	35,803	22,807	2,160,151

(1)	“M” refers to multi-layer buildings, “H” refers to high-rise buildings, “S” refers to sub-high-rise buildings, “C” refers to commercial properties and “MU” refers to office, mixed-use and commercial properties.

(2)	Pre-sale commencement dates refer to dates on which we began or expect to begin pre-sale activities after receiving the relevant pre-sale permits.

(3)	“TBD” refers to “to be determined” as of December 31, 2017.

Properties under Construction

Zhengzhou, Henan Province

Zhengzhou Xindo Park (commercial). The land is located south of Bairong Road and west of Daxue Road in Zhengzhou. This project covers a site area of 40,218 square meters and is expected to have a total GFA of 144,432 square meters, of which 110,077 square meters are for office buildings and 34,355 square meters are for retail stores. We acquired the site in September 2013, commenced construction of this project in January 2015, and began to deliver units in 2017. This project, when completed, will consist of 2,170 units. We started pre-sales in April 2015, and as of December 31, 2017, we had sold 2,097 units with a total GFA of 126,732 square meters.

Xingyang Splendid II. The land is located south of Zhengshang Road in Xingyang. This project covers a site area of 60,556 square meters and is expected to have a total GFA of 137,209 square meters, of which 119,596 square meters are for high-rise buildings and 17,613 square meters are for retail stores. We acquired the site of 7,577 square meters in November 2013 and 52,979 square meters in August 2014, commenced construction of this project in December 2014, and began to deliver units in 2017. This project, when completed, will consist of 1,575 units. We started pre-sales in December 2014, and as of December 31, 2017, we had sold 1,121 units with a total GFA of 81,409 square meters.

Xingyang Splendid III. The land is located south of Zhengshang Road in Xingyang. This project covers a site area of 47,709 square meters and is expected to have a total GFA of 121,125 square meters, of which 117,515 square meters are for high-rise buildings and 3,610 square meters are for retail stores. We acquired the site in September 2013 and commenced construction in June 2017, and expect to deliver units in August 2019. This project, when completed, will consist of 1,518 units. We started pre-sales in June 2017. As of December 31, 2017, we had sold 759 units with a total GFA of 81,825 square meters.

Henan Xin Central I. The land is located south of Bairong Road and east of Xingyuan Road in Zhengzhou. This project covers a site area of 86,781 square meters and is expected to have a total GFA of 262,209 square meters, of which 211,294 square meters are for high-rise buildings, 16,391 square meters are for retail stores, 26,040 square meters are for public rental housing and 8,484 square meters are for basements. We acquired the site in December 2014 and commenced construction in July 2015, and began to deliver units in 2017. This project, when completed, will consist of 3,177 units. We started pre-sales in July 2015, and as of December 31, 2017, we had sold 2,314 units with a total GFA of 246,408 square meters.

Henan Xin Central II. The land is located south of Bairong Road and Xingyuan Road in Zhengzhou. This project covers a site area of 37,126 square meters and is expected to have a total GFA of 109,712 square meters, of which 92,686 square meters are for high-rise buildings, 4,233 square meters are for retail stores, 1,652 square meters are for basements and 11,141 square meters are for public rental housing. We acquired the site in December 2014 and commenced construction in September 2016, and expect to deliver units in 2018. This project, when completed, will consist of 1,360 units. We started pre-sales in October 2016, and as of December 31, 2017, we had sold 839 units with a total GFA of 89,612 square meters.

Zhengzhou Fancy City I. The land is located south of Dingsheng Road and west of Siji Road, in Zhengzhou. This project covers a site area of 50,656 square meters and is expected to have a total GFA of 166,686 square meters, of which 134,015 square meters are for high-rise buildings, 10,169 square meters are for retail stores, 16,741 square meters are for public rental housing and 5,761 square meters are for basements. We acquired the site in December 2014 and commenced construction in September 2015, and began to deliver units in 2017. This project, when completed, will consist of 1,725 units. We started pre-sales in October 2015, and as of December 31, 2017, we had sold 1,386 units with a total GFA of 158,286 square meters.

Zhengzhou Fancy City II (South). The land is located west of Songshan Road within the 4th Ring Road in Zhengzhou. This project covers a site area of 27,486 square meters and is expected to have a total GFA of 84,064 square meters, of which 78,235 square meters are for high-rise buildings, 3,628 square meters are for retail stores and 2,201 square meters are for basements. We acquired the site in April 2016 and commenced construction in June 2016, and expect to deliver units in 2018. This project, when completed, will consist of 766 units. We started pre-sales in June 2016, and as of December 31, 2017, we had sold 747 units with a total GFA of 78,064 square meters.

Zhengzhou Fancy City II (North). The land is located west of Songshan Road within the 4th Ring Road in Zhengzhou. This project covers a site area of 30,175 square meters and is expected to have a total GFA of 108,458 square meters, of which 99,577 square meters are for multi-layer building and 8,881 square meters are for retail stores. We acquired the site in April 2016 and commenced construction in May 2017, and expect to deliver units in 2019. This project, when completed, will consist of 3,070 units. We started pre-sales in October 2017, and as of December 31, 2017, we had sold 951 units with a total GFA of 31,258 square meters.

Zhengzhou International New City I. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 89,088 square meters and is expected to have a total GFA of 360,713 square meters, of which 292,330 square meters are for high-rise buildings, 21,896 square meters are for retail stores, 36,788 for public rental housing and 9,699 square meters are for basements. We acquired the site in February 2016 and commenced construction in August 2016, and expect to deliver units in 2018. This project, when completed, will consist of 3,135 units. We started pre-sales in September 2016, and as of December 31, 2017, we had sold 2,954 units with a total GFA of 327,513 square meters.

Zhengzhou International New City II. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 41,821 square meters and is expected to have a total GFA of 176,037 square meters, of which 159,563 square meters are for high-rise buildings, 12,708 square meters are for retail stores and 3,766 square meters are for basements. We acquired the site in July 2016 and commenced construction in July 2017, and expect to deliver units in 2019. This project, when completed, will consist of 1,558 units. We started pre-sale in August 2017, and as of December 31, 2017, we had sold 1,371 units with a total GFA of 145,737 square meters.

Zhengzhou International New City III. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 75,333 square meters and is expected to have a total GFA of 222,150 square meters, of which 221,636 square meters are for high-rise buildings and 514 square meters are for retail stores. We acquired the site in May 2017 and commenced construction in November 2017, and expect to deliver units in 2020.This project, when completed, will consist of 2,205 units. We started pre-sale in December 2017, and as of December 31, 2017, we had sold 696 units with a total GFA of 73,550 square meters.

Jinan, Shandong Province

Jinan Royal Palace. The land is located south of Qingyuan Road and east of Lashanhe Road in the Huaiyin District in Jinan. This project covers a site area of 140,155 square meters and is expected to have a total GFA of 451,345 square meters, of which 398,684 square meters are for high-rise buildings, 28,677 square meters are for retail stores and 23,984 square meters are for basements. We acquired the site in November 2013, commenced construction of this project in February 2014, and began to deliver units in 2016. This project, when completed, will consist of 6,512 units. We started pre-sales in June 2014, and as of December 31, 2017, we had sold 4,118 units with a total GFA of 349,945 square meters.

Xuzhou, Jiangsu Province

Xuzhou Colorful City. The land is located south of Kuangshan Road in the Quanshan District in Xuzhou. This project covers a site area of 45,046 square meters and is expected to have a total GFA of 130,170 square meters, of which 17,630 square meters are for multi-layer buildings, 93,514 square meters are for high-rise buildings, 7,024 square meters are for retail stores and 12,002 square meters are for basements. We acquired the site in December 2011, commenced construction of this project in June 2013, and began to deliver units in 2016. This project, when completed, will consist of 1,453 units. We started pre-sales in November 2013, and as of December 31, 2017, we had sold 1,174 units with a total GFA of 115,070 square meters.

Kunshan, Jiangsu Province

Kunshan Xindo Park. The land is located in the Huaqiao area of Kunshan, which is within the Shanghai Outer Ring Expressway. This project covers a site area of 47,523 square meters and is expected to have a total GFA of 89,004 square meters, of which 72,751 square meters are for high-rise buildings and 16,253 square meters are for retail stores. We acquired the site in April 2016, commenced construction of this project in July 2016, and expect to deliver units in 2018. This project, when completed, will consist of 1,077 units. We started pre-sales in July 2016, and as of December 31, 2017, we had sold 846 units with a total GFA of 70,804 square meters.

Kunshan Zhongyu Project. The land is located in Huaqiao District South of Kunshan. This project covers a site area of 18,068 square meters and is expected to have a total GFA of 109,319 square meters. We acquired the site in July 2017and commenced construction of this project in December 2017.

Changsha, Hunan Province

Changsha Mulian Royal Palace project. The land is located in the Yuhua District of Changsha. This project covers a site area of 32,158 square meters and is expected to have a total GFA of 91,196 square meters, of which 57,042 square meters are for high-rise buildings, 32,452 square meters are for multi-layer building and 1,702 square meters are for retail stores. We acquired the site in October 2016 and commenced construction in May 2017, and expect to deliver units in August 2019. This project, when completed, will consist of 694 units. We started pre-sales in August 2017, and as of December 31, 2017, we had sold 397 units with a total GFA of 54,296 square meters.

Changsha Furong Thriving Family. The land is located in Shanmu Road of East Coast Town in Changsha. This project covers a site area of 23,418 square meters and is expected to have a total GFA of 72,257 square meters. We acquired the site in January 2017and commenced construction of the project in July 2017.

Tianjin

Tianjin Spring Royal Palace. The land is located in Sicundian Town in the Wuqing District of Tianjin. This project covers a site area of 263,519 square meters and is expected to have a total GFA of 279,742 square meters, of which 144,290 square meters are for high-rise buildings, 6,193 square meters are for retail stores, 129,259 square meters are for multi-layer building. We acquired the site in November 2014, commenced construction in October 2015, and began to deliver units in 2017. This project, when completed, will consist of 2,142 units. Pre-sales started in October 2015, and as of December 31, 2017, we had sold 1,037 units with a total GFA of 129,642 square meters.

U.S.

Hudson project. The land is located on 10th Avenue and between 44th Street and 45th Street in Manhattan, New York. This project is expected to have a total GFA of 10,235 square meters. We acquired the site in April 2016, commenced construction in July 2017. This project, when completed, will consist of 87 units.

Properties under Planning

Beijing Liyuan project. The land is located in Liyuan Town in the southern area of Tongzhou District in Beijing, and is currently under planning. It will cover a site area of 46,769 square meters and is expected to have a total GFA of 102,300 square meters. We acquired the site in April 2016.

U.S. Flushing Project. The land is located at 135-35 Northern Blvd in Flushing, Queens, New York, and is currently under planning. It is expected to have a total GFA of 30,112 square meters. We acquired the site in August 2016.

Xi’an Aerospace City Project. The land is located southwest corner of Shenzhou 3th Road and Aerospace Middle Road in Xi’an Aerospace Base, and is currently under planning. It will cover a site area of 80,673 square meters and is expected to have a total GFA of 226,000 square meters. We acquired the site in May 2017.

Zhengzhou Heizhuzhuang Project. The land is located Heizhuzhuang of Jinshui District in Zhengzhou, and is currently under planning. It will cover a site area of 45,067 square meters and is expected to have a total GFA of 340,000 square meters. We acquired the site in June 2017.

Zhengzhou International New City (pending staging). The land is located within the south 3rd Ring Road in Zhengzhou. This project consists three lots. The first lot will cover a site area of 27,175 square meters and is expected to have a total GFA of 79,701 square meters. We acquired the site in March 2017. The second lot will cover a site area of 15,122 square meters and is expected to have a total GFA of 45,218 square meters. We acquired the site in June 2017. The third lot will cover a site area of 152,347 square meters and is expected to have a total GFA of 739,700 square meters. We acquired the site in November 2017.

Zhengzhou Fancy City III. The land is located west of Songshan Road within the 4th Ring Road in Zhengzhou. It will cover a site area of 27,599 square meters and is expected to have a total GFA of 83,000 square meters. We acquired the site in December 2017.

Zhengzhou Hangmei Project. The land is located in Xinzheng District in Zhengzhou. It will cover a site area of 84,480 square meters and is expected to have a total GFA of 230,800 square meters. We acquired the site in December 2017.

Suzhou Yinhewan Project. The land is located in Taicang District in Suzhou. It will cover a site area of 21,183 square meters and is expected to have a total GFA of 89,682 square meters. We acquired the site in December 2017.

Zhuhai Prince Project. The land is located in Jida of Xiangzhou District in Zhuhai. It will cover a site area of 14,107 square meters and is expected to have a total GFA of 70,000 square meters. We acquired the site in June 2017.

Completed Projects

The following table sets forth each of our completed projects as of December 31, 2017.

Project Name	Location	Type of Products	Completion Date	Total Site Area (m2)	Total GFA (m2)	Total Number of Units	Number of Units Sold	GFA Sold (m2)
Zhengzhou Longhai Star Garden	Zhengzhou	M/H/S	12/2000	11,719	39,975	239	239	39,975
Zhengzhou Xinyuan Splendid:
Zhengzhou Xinyuan Splendid 1A	Zhengzhou	M/S	07/2002	35,444	62,623	484	484	62,623
Zhengzhou Xinyuan Splendid 1B	Zhengzhou	M	04/2004	21,800	43,673	333	333	43,673
Zhengzhou Xinyuan Splendid 2A	Zhengzhou	M	04/2003	23,460	39,996	271	271	39,996
Zhengzhou Xinyuan Splendid 2B	Zhengzhou	M	06/2004	19,295	27,041	86	86	27,041
Zhengzhou Xinyuan Splendid 2C	Zhengzhou	S	04/2004	9,968	21,748	132	132	21,748
Zhengzhou Xinyuan Splendid 3A3B3C	Zhengzhou	M/S	08/2005	51,014	114,774	792	792	114,774
Zhengzhou Xinyuan Splendid Haojinge	Zhengzhou	H	11/2004	8,298	31,089	166	166	31,089
Zhengzhou Xinyuan Splendid City Homestead	Zhengzhou	M	08/2005	23,606	45,378	369	369	45,378
Zhengzhou Xinyuan Splendid Subtotal				192,885	386,322	2,633	2,633	386,322
Zhengzhou City Manor	Zhengzhou	M	03/2006	63,089	118,716	1,633	1,633	118,716
Zhengzhou City Family	Zhengzhou	M	12/2006	21,380	39,226	720	720	39,226
Zhengzhou Central Garden-East	Zhengzhou	M/H/S	09/2007	60,849	165,206	1,624	1,624	165,206

Zhengzhou Central Garden-West	Zhengzhou	M/H/S	09/2007	79,464	190,384	1,796	1,796	190,384
Jinan City Family	Jinan	M	11/2007	47,411	61,065	785	785	61,065
Suzhou Lake Splendid	Suzhou	M/H/S	01/2009	130,945	198,113	2,326	2,326	198,113
Hefei Wangjiang Garden	Hefei	M/H	04/2009	51,939	145,455	1,649	1,649	145,455
Suzhou Colorful Garden	Suzhou	M/H	04/2009	41,365	81,506	970	970	81,506
Jinan Elegant Scenery	Jinan	H/S	06/2009	61,502	100,386	1,127	1,127	100,386
Zhengzhou Finance Square	Zhengzhou	H	06/2009	8,410	67,225	917	917	67,225
Zhengzhou Yipin Xiangshan Phase I	Zhengzhou	M/S	12/2009	57,289	94,249	979	979	94,249
Jinan International City Garden	Jinan	H/S	01/2010	93,928	263,771	4,672	4,639	262,683
Zhengzhou Xinyuan Colorful Garden	Zhengzhou	M/H	01/2010	74,462	191,891	2,233	2,233	191,891
Xuzhou Colorful Garden	Xuzhou	M/H	01/2012	46,777	101,821	858	857	101,721
Suzhou International City Garden	Suzhou	H	12/2011	119,089	204,872	2,436	2,435	204,172
Chengdu Xinyuan Splendid I	Chengdu	H	06/2011	34,007	231,032	4,081	4,081	231,032
Chengdu Xinyuan Splendid II	Chengdu	H	10/2012	30,497	217,009	2,782	2,782	217,009
Zhengzhou Modern City	Zhengzhou	H/S	12/2012	60,556	231,904	2,934	2,934	231,904
Kunshan International City Garden	Kunshan	M/H	12/2012	200,008	497,938	5,133	5,130	497,238
Zhengzhou Yipin Xiangshan Phase II	Zhengzhou	M/S	01/2013	81,345	199,876	2,209	2,209	199,876
Zhengzhou Century East A	Zhengzhou	M/H	12/2013	22,418	76,579	765	764	76,400
Zhengzhou Century East B	Zhengzhou	H	08/2013	51,372	166,288	1,709	1,706	165,900
Kunshan Royal Palace	Kunshan	M/S/H	11/2017	145,776	280,597	2,658	2,602	278,597
Zhengzhou Royal Palace	Zhengzhou	M/H	06/2014	45,716	135,877	2,061	2,061	135,877
Chengdu Thriving Family	Chengdu	H	08/2017	75,008	212,955	2,588	2,361	182,755
Sanya Yazhou Bay No.1	Sanya	MU	10/2017	78,765	117,584	1,605	764	55,884
Changsha Xinyuan Splendid	Changsha	H/C	12/2017	89,460	251,639	2,952	2,806	238,639
Xi’an Metropolitan	Xi'an	MU	11/2017	85,118	290,555	2,629	2,349	253,756
Jinan Xin Central	Jinan	MU	11/2017	51,352	194,410	2,715	2,370	155,710
Suzhou Xin City	Suzhou	H	09/2015	51,246	127,212	1,334	1,334	127,212
Jinan Xinyuan Splendid	Jinan	M/H	10/2015	200,180	572,234	7,387	7,375	563,934
Beijing Xindo Park	Beijing	MU	11/2015	57,862	133,051	1,446	1,386	122,651
Zhengzhou Xin City	Zhengzhou	H	03/2016	61,078	211,076	2,639	2,506	205,877
Xingyang Splendid I	Zhengzhou	H	03/2016	40,782	117,352	1,427	925	89,252
Zhengzhou Thriving Family	Zhengzhou	H	04/2016	44,169	131,508	1,913	1,504	115,809
Suzhou Lake Royal Palace	Suzhou	M/H	06/2016	114,624	169,665	1,569	1,567	169,265
Shanghai Royal Palace	Shanghai	H	07/2016	28,600	57,770	622	538	46,270
New York Oosten	New York	S	12/2016	8,094	30,855	216	172	20,814

Total				2,820,536	7,105,149	82,971	79,788	6,829,956

Zhengzhou Central Garden (East and West). The land is located on Jinshui Road in the District of Zhengzhou, near the central business district of Zhengzhou. The projects cover an aggregate area of 140,313 square meters and have an aggregate GFA of 355,590 square meters, of which 97,627 square meters are for multi layer buildings, 62,570 square meters are for sub-high-rise buildings, 181,789 square meters are for high-rise buildings and 13,604 square meters are for retail stores. The size of the units ranges from studios of approximately 39 square meters to luxury duplex units of approximately 175 square meters. We acquired the site in March 2005, commenced construction of Zhengzhou Central Garden (East) in November 2005, started pre-sales in December 2005 and delivered it in September 2007. We commenced construction of Zhengzhou Central Garden (West) in October 2005, started pre-sales in January 2006 and delivered it in September 2007. All of the 3,420 saleable units of the projects have been sold.

Jinan City Family. The land is located on Zhangzhuang Road in the Huaiyin District in Jinan. Jinan City Family covers a site area of 47,411 square meters and has a total GFA of 61,065 square meters, of which 60,256 square meters are for multi-layer buildings and 809 square meters are for retail stores. We acquired the site in August 2006, commenced construction of this project in October 2006 and delivered it in November 2007. All of the 785 saleable units have been sold.

Suzhou Lake Splendid. The land is located on Tongda Road in the Wuzhong District in Suzhou. Suzhou Lake Splendid covers a site area of 130,945 square meters and has a total GFA of 198,113 square meters, of which 98,704 square meters are for multi-layer buildings, 58,449 square meters are for sub-high-rise buildings, 35,800 square meters are for high-rise buildings and 5,160 square meters are for retail stores. We acquired the site in January 2007, commenced construction of this project in March 2007, and delivered it in January 2009. All of the 2,326 saleable units have been sold.

Hefei Wangjiang Garden. The land is located on Wangjiang Road in the Baohe District in Hefei. Hefei Wangjiang Garden covers a site area of 51,939 square meters and has a total GFA of 145,455 square meters, of which 9,436 square meters are for multi-layer buildings, 135,157 square meters are for high-rise buildings and 862 square meters are for retail stores. We acquired the site in February 2007, commenced construction of this project in May 2007 and delivered it in April 2009. All of the 1,649 saleable units have been sold.

Suzhou Colorful Garden. The land is located on Xihuan Road in the Jinchang District in Suzhou. This project covers a site area of 41,365 square meters and has a total GFA of 81,506 square meters, which consists of 33,231 square meters of multi-layer buildings, 45,801 square meters of high-rise buildings and 2,474 square meters of retail stores. We acquired the site in January 2007, commenced construction of this project in June 2007 and delivered it in April 2009. All of the 970 saleable units have been sold.

Jinan Elegant Scenery. The land is located on Autoplant Road East of the Tianqiao District in Jinan. Jinan Elegant Scenery covers a site area of 61,502 square meters and has a total GFA of 100,386 square meters, of which 78,862 square meters are for sub-high-rise buildings, 15,763 square meters are for high-rise buildings, 5,120 square meters are for retail stores and 641 square meters are for basements. We acquired the site in December 2006, commenced construction of this project in December 2006 and delivered it in June 2009. All of the 1,127 saleable units have been sold.

Zhengzhou Finance Square. The land is located on Jingsan Road of the Jinshui District in Zhengzhou. Zhengzhou Finance Square covers a site area of 8,410 square meters and has a total GFA of 67,225 square meters. This project consists of two high-rise buildings. One building with a total GFA of 27,516 square meters is purely for residential use. The other with a total GFA of 39,709 square meters is for both residential and commercial use. We acquired this site in 2004, commenced construction of this project in November 2006 and delivered it in June 2009. All of the 917 saleable units have been sold.

Jinan International City Garden. The land is located on South Industrial Road in the Hitech Industry Park in Jinan. Jinan International City Garden covers a site area of 93,928 square meters and has a total GFA of 263,771 square meters, of which 178,772 square meters are for high-rise buildings, 65,521 square meters are for sub-high-rise buildings, 9,142 square meters are for retail stores and 10,336 square meters are for basements. We acquired the site in August 2007, commenced construction of this project in September 2007, and delivered it in January 2010. As of December 31, 2017, we had sold 4,639 units out of 4,672 saleable units with a total GFA of 262,683 square meters.

Zhengzhou Xinyuan Colorful Garden. The land is located on Hezuo Road in the Erqi District in Zhengzhou. It covers a site area of 74,462 square meters and has a total GFA of 191,891 square meters, of which 48,780 square meters are for multi-layer buildings, 139,564 square meters are for high-rise buildings and 3,547 square meters are for retail stores. We acquired this site in February 2008, commenced construction of this project in March 2008 and delivered it in January 2010. All of the 2,233 saleable units have been sold.

Zhengzhou Yipin Xiangshan Phase I. The land is located on Yingcai Street in the Huiji District in Zhengzhou. This project covers a site area of 57,289 square meters, and has a total GFA of 94,249 square meters, of which 26,713 square meters are for multi-layer buildings, 62,492 square meters are for sub-high-rise buildings and 5,044 square meters are for retail stores. Jiantou Xinyuan acquired the site in December 2007, commenced construction of this project in April 2008, and delivered it in December 2009. All of the 979 saleable units have been sold.

Zhengzhou Yipin Xiangshan Phase II. The land is located on Yingcai Street in the Huiji District in Zhengzhou. This project covers a site area of 81,345 square meters, and has a total GFA of 199,876 square meters, of which 57,178 square meters are for multi-layer buildings, 135,535 square meters are for sub-high-rise buildings, 5,479 square meters are for retail stores and 1,684 square meters are for basements. Jiantou Xinyuan acquired the site in April 2008, commenced construction in December 2010, started pre-sales in March 2011 and delivered it in 2013. All of the 2,209 saleable units have been sold.

Suzhou International City Garden. The land is located on Mayun Road in the Hitech District in Suzhou. It covers a site area of 119,089 square meters, and is expected to have a total GFA of 204,872 square meters, 203,882 square meters of which are for high-rise buildings and 990 square meters are for retail stores. We acquired the site in September 2007, commenced construction of this project in February 2008, and delivered it in December 2011. This project consisted of 2,436 units. As of December 31, 2017, we had sold 2,435 units with a total GFA of 204,172 square meters.

Chengdu Xinyuan Splendid I. The land is located on Donghong Road in the Jinjiang District in Chengdu. This project covers a site area of 34,007 square meters, and has a total GFA of 231,032 square meters, consisting of nine high-rise buildings. We acquired the site in June 2007, commenced construction of this project in November 2007, and delivered it in June 2011. This project consisted of 4,081 units. We started pre-sales activities in September 2008, and all of the 4,081 saleable units have been sold.

Chengdu Xinyuan Splendid II. The land is located on Donghong Road in the Jinjiang District of Chengdu. This project covers a site area of 30,497 square meters, and has a total GFA of 217,009 square meters, consisting of eight high-rise buildings. We acquired the site in June 2007, commenced construction of this project in February 2010, and delivered it in 2012. This project consisted of 2,782 units. We started pre-sales activities in April 2010, and all of the 2,782 saleable units have been sold.

Zhengzhou Modern City. The land is located on Longhai Road in the Erqi District in Zhengzhou. This project covers a site area of 60,556 square meters and has a total GFA of 231,904 square meters, of which 214,502 square meters are for multi-layer buildings, 12,023 square meters are for retail stores and 5,379 square meters are for basements. We acquired the site in September 2004, commenced construction in January 2010, and started delivery in 2012. We acquired the site directly from a private owner rather than by our usual arm’s length auction process, and it took us over five years to commence construction on this project due to commercial and title issues with the previous private owner, relocation of previous residents, structure demolition and site preparation, and negotiation with the local government on recovery of relocation costs. This project consisted of 2,934 units. We started pre-sales in May 2010, and all of the 2,934 units have been sold.

Xuzhou Colorful Garden. The land is located north of the Quanshan District in Xuzhou. This project covers a site area of 46,777 square meters and has a total GFA of 101,821 square meters, of which 47,983 square meters are for multi-layer buildings, 53,023 square meters are for high-rise buildings and 815 square meters are for retail stores. We acquired the site in October 2009, commenced construction of this project in May 2010. This project consisted of 858 units. We started pre-sales in August 2010 and delivered it in January 2012, and as of December 31, 2017, we had sold 857 units with a total GFA of 101,721 square meters.

Kunshan International City Garden. The land is located on Lucheng Road in Kunshan of the Jiangsu Province. This project covers a site area of 200,008 square meters and has a total GFA of 497,938 square meters, of which 5,989 square meters are for multi-layer buildings, 482,094 square meters are for high-rise buildings and 9,855 square meters are for retail stores. We acquired the site in December 2007, commenced construction of this project in July 2008. This project consisted of 5,133 units. We started pre-sales in September 2008 and delivered it in December 2012, and, as of December 31, 2017, we had sold 5,130 units with a total GFA of 497,238 square meters.

Zhengzhou Century East A. The land is located south of Yongping Road and west of Kangping Road in the New-East-Zheng District in Zhengzhou. This project covers a site area of 22,418 square meters and has a total GFA of 76,579 square meters, of which 71,214 square meters are for high-rise buildings and 5,365 square meters are for retail stores. We acquired the site in September 2009, commenced construction in April 2011, started pre-sales in November 2012 and delivered it in December 2013. This project consists of 765 units. As of December 31, 2017, 764 units had been sold with a total GFA of 76,400 square meters.

Zhengzhou Century East B. The land is located west of Dongfeng Road and north of Anping Road in the New-East-Zheng District in Zhengzhou. This project covers a site area of 51,372 square meters and has a total GFA of 166,288 square meters, of which 159,419 square meters are for high-rise buildings and 6,869 square meters are for retail stores. We acquired the site in October 2009, commenced construction of this project in February 2011, and delivered units in August 2013. This project consists of 1,709 units. We started pre-sales in June 2011, and as of December 31, 2017, we had sold 1,706 units with a total GFA of 165,900 square meters.

Zhengzhou Royal Palace. The land is located south of Nongke Road and east of Wenbo Road in Zhengzhou. This project covers a site area of 45,716 square meters and has a total GFA of 135,877 square meters, of which 41,340 square meters are for multi-layer buildings, 88,371 square meters are for high-rise buildings, 2,553 square meters are for retail stores and 3,613 square meters are for basements. We acquired the site in December 2009, commenced construction of this project in June 2011, and delivered units in 2014. We started pre-sales in September 2011, and all of the 2,061 saleable units have been sold.

Suzhou Xin City. The land is located south of Nantiancheng Road in the Xiangcheng District of Suzhou. This project covers a site area of 51,246 square meters and is expected to have a total GFA of 127,212 square meters, of which 123,394 square meters are for high-rise buildings and 3,818 square meters are for retail stores. We acquired the site in September 2012, commenced construction in April 2013, and delivered units in 2015. We started pre-sales in September 2013, and all of the 1,334 saleable units have been sold.

Jinan Xinyuan Splendid. The land is located west of Lishan Road and south of Xiaoqinghe Road in Jinan. This project covers a site area of 200,180 square meters, and is expected to have a total GFA of 572,234 square meters, of which 385,664 square meters are for high-rise buildings, 87,215 square meters are for multi-layer buildings, 14,622 square meters are for office buildings, 8,704 square meters are for retail stores, 31,166 square meters are for basements, and 44,863 square meters are for public rental housing. We acquired the site in October 2009, commenced construction of this project in March 2011, and began to deliver units from 2013. This project consists of 7,387 units. We started pre-sales in May 2011, and as of December 31, 2017, we had sold 7,375 units with a total GFA of 563,934 square meters.

Zhengzhou Xin City. The land is located south of Yongping Road and east of Kangping Road in the New-East-Zheng District of Zhengzhou. This project covers a site area of 61,078 square meters and is expected to have a total GFA of 211,076 square meters, of which 174,287 square meters are for high-rise buildings, 10,467 square meters are for retail stores, 4,705 square meters are for basements and 21,617 square meters are for public rental housing. We acquired the site in December 2011, commenced construction of this project in March 2013, and began to deliver units in 2015. This project consists of 2,639 units. We started pre-sales in September 2013, and as of December 31, 2017, we had sold 2,506 units with a total GFA of 205,877 square meters.

Zhengzhou Thriving Family. The land is located south of Bairong Road and east of Nangang Road in Zhengzhou. This project covers a site area of 44,169 square meters and is expected to have a total GFA of 131,508 square meters, of which 113,752 square meters are for high-rise buildings, 1,135 square meters are for retail stores, 3,159 square meters are for basements and 13,462 square meters are for public rental housing. We acquired the site in September 2013, commenced construction of this project in April 2014, and delivered it in 2016. This project consists of 1,913 units. We started pre-sales in June 2014, and as of December 31, 2017, we had sold 1,504 units with a total GFA of 115,809 square meters.

Xingyang Splendid I. The land is located south of Zhengshang Road in Xingyang. This project covers a site area of 40,782 square meters and is expected to have a total GFA of 117,352 square meters, of which 90,338 square meters are for high-rise buildings and 27,014 square meters are for public rental housing. We acquired the site in November 2013, commenced construction of this project in April 2014, and began to deliver units in 2016. This project consists of 1,427 units. We started pre-sales in May 2014, and as of December 31, 2017, we had sold 925 units with a total GFA of 89,252 square meters.

Suzhou Lake Royal Palace. The land is located east of Yinshanhu Road and north of Xingguo Road in the Wuzhong economic development zone in Suzhou. This project covers a site area of 114,624 square meters and is expected to have a total GFA of 169,665 square meters, of which 117,517 square meters are for high-rise buildings, 50,747 square meters are for multi-layer buildings and 1,401 square meters are for retail stores. We acquired the site in September 2013, commenced construction of this project in April 2014, and began to deliver units in 2016. This project consists of 1,569 units. We started pre-sales in July 2014, and as of December 31, 2017 we had sold 1,567 units with a total GFA of 169,265 square meters.

Beijing Xindo Park. The land is located west of Xinyuan Road in the Daxing District of Beijing. This project covers a site area of 57,862 square meters and is expected to have a total GFA of 133,051 square meters, of which 73,864 square meters are for high-rise buildings, 28,451 square meters are for retail stores, 10,080 square meters are for office buildings, 8,269 square meters are for a postal facility, 10,600 square meters are for public rental housing and 1,787 square meters are for basements. The postal facility and public rental housing were sold to the government in 2015 in accordance with land grant contracts. We acquired the site in October 2012, commenced construction of this project in November 2013, and began to deliver units in 2015. This project consists of 1,446 units. We started pre-sales in February 2014, and as of December 31, 2017, we had sold 1,386 units with a total GFA of 122,651 square meters.

Shanghai Royal Palace. The land is located in Zhaoxiang Town in the Qingpu District of Shanghai. This project covers a site area of 28,600 square meters and is expected to have a total GFA of 57,770 square meters, of which 45,652 square meters are for high-rise buildings and 12,098 square meters are for retail stores. We acquired the site in April 2014, commenced construction of this project in August 2014, and began to deliver units in 2016. This project consists of 622 units. We started pre-sales in January 2015, and as of December 31, 2017, we have sold 538 units with a total GFA of 46,270 square meters.

Kunshan Royal Palace. The land is located east of Xihuan Road and south of Guiyi Road in the Huaqiao Town in Kunshan. This project covers a site area of 145,776 square meters and is expected to have a total GFA of 280,597 square meters, of which 65,180 square meters are for multi-layer buildings, 205,447 square meters are for high-rise buildings, 640 square meters are for basements and 9,330 square meters are for retail stores. We acquired the site in October 2013, commenced construction of this project in October 2013, and began to deliver units from 2015. This project, when completed, will consist of 2,658 units. We started pre-sales in November 2013, and as of December 31, 2017, we had sold 2,602 units with a total GFA of 278,597 square meters.

Sanya Yazhou Bay No.1. The land is located in the Creative Industry Park in the Yacheng Town of Sanya. This project covers a site area of 78,765 square meters and is expected to have a total GFA of 117,584 square meters, of which 105,569 square meters are for high-rise buildings, 9,807 square meters are for multi-layer buildings and 2,208 square meters are for retail stores. We acquired the site in January 2014, commenced construction of this project in November 2014, and began to deliver units in 2016. This project, when completed, will consist of 1,605 units. We started pre-sales in November 2014, and as of December 31, 2017, we had sold 764 units with a total GFA of 55,884 square meters.

Changsha Xinyuan Splendid. The land is located on Dongfanghong South Road in the Yuelu District of Changsha. This project covers a site area of 89,460 square meters and is expected to have a total GFA of 251,639 square meters, of which 229,364 square meters are for high-rise buildings and 22,275 square meters are for retail stores. We acquired the site in March 2014, commenced construction of this project in August 2014, and began to deliver units in 2016. This project, when completed, will consist of 2,952 units. We started pre-sales in November 2014, and as of December 31, 2017, we had sold 2,806 units with a total GFA of 238,639 square meters.

Chengdu Thriving Family. The land is located in the Huayangyixin Community of Chengdu. This project covers a site area of 75,008 square meters and is expected to have a total GFA of 212,955 square meters, of which 176,477 square meters are for high-rise buildings and 36,478 square meters are for retail stores. We acquired the site in January 2014, commenced construction of this project in June 2014, and began to deliver units in 2016. This project, when completed, will consist of 2,588 units. We started pre-sales in September 2014, and as of December 31, 2017, we had sold 2,361 units with a total GFA of 182,755 square meters.

Xi’an Metropolitan. The land is located North of Fenghe Road in Xi’an. This project covers a site area of 85,118 square meters and is expected to have a total GFA of 290,555 square meters, of which 207,080 square meters are for high-rise buildings, 16,119 square meters are for retail stores, and 67,356 square meters are for office buildings. We acquired the site in July 2014, commenced construction of this project in December 2014, and began to deliver units in 2016. This project, when completed, will consist of 2,629 units. Pre-sales started in December 2014, and as of December 31, 2017, we had sold 2,349 units with a total GFA of 253,756 square meters.

Jinan Xin Central. The land is located south of Huayuan Road and west of Huaxin Road in Jinan. This project covers a site area of 51,352 square meters and is expected to have a total GFA of 194,410 square meters, of which 99,284 square meters are for high-rise buildings, 32,371 square meters are for retail stores, 51,023 square meters are for office buildings, 6,231 square meters are for public rental housing and 5,501 square meters are for basements. We acquired the site in March 2015, commenced construction of this project in May 2015, and began to deliver units in 2016. This project, when completed, will consist of 2,715 units. We started pre-sales in May 2015, and as of December 31, 2017, we had sold 2,370 units with a total GFA of 155,710 square meters.

New York Oosten. The land is located in the Williamsburg neighborhood of Brooklyn, New York, United States. This project covers a site area of 8,094 square meters and is expected to have a total GFA of 30,855 square meters for sub-high-rise buildings. We acquired the site in September 2012, commenced construction of this project in November 2013, and began to deliver units in 2016. This project consists of 216 units. Presales started in June 2014, and as of December 31, 2017, 172 units with a total GFA of 20,814 square meters had been sold.

Properties Held for Lease

Xinyuan Priority Lifestyle Shopping Center. In 2012, we began to hold and manage our first retail property, Xinyuan Priority Lifestyle Shopping Center, located in Zhengzhou city, Henan Province. As part of the Zhengzhou Modern City project, the shopping center has a construction GFA of 47,109 square meters. The shopping center formally opened in September 2013 and provided retail services, including fashion and jewelry, leisure and entertainment, food and beverage, supermarket, children’s education and other ancillary services, appealing to mid-to-high income customers within a radius of three to five kilometers. We have already set up a team specialized in commercial space planning and execution under the administration of Henan Xin Priority Commercial Management Co., Ltd., one of our subsidiaries that specializes in retail property management.

Xi’an Xinyuan Metropolitan Shopping Center. In 2016, we completed the Xi’an Xinyuan Metropolitan Shopping Center, located in Xi’an, Shaanxi Province. As part of the Xi’an Metropolitan project, the shopping center has a construction GFA of 115,374 square meters. The Xi’an Metropolitan Shopping Center formally opened in December 2016 and provides retail services including fashion, food and beverage, family activities, jewelry and clothing, film theater, and education, among other services, appealing to customers within a radius of three to five kilometers. The shopping center is managed by Xi’an Xinyuan Metropolitan Business Management Co. Ltd., one of our subsidiaries that specializes in retail property management.

Xingyang Xindo Park Shopping Center. In 2017, we completed the Xingyang Xindo Park Shopping Center, located in Xingyang, Henan Province. As part of the Xingyang Splendid II project, the shopping center has a construction GFA of 15,419 square meters. The Xingyang Xindo Park Shopping Center formally opened in October 2017 and provides retail services including supermarket, food and beverage, jewelry and clothing, leisure and entertainment, family activities, film theater and other ancillary services, appealing to customers within a radius of three to five kilometers. The shopping center is managed by Henan Xin Priority Commercial Management Co., Ltd., one of our subsidiaries that specializes in retail property management.

Changsha Xindo Park Shopping Center. In 2017, we completed the Changsha Xindo Park Shopping Center, located in Changsha, Hunan Province. As part of the Changsha Xinyuan Splendid project, the shopping center has a construction GFA of 12,187 square meters. The Changsha Xindo Park Shopping Center formally opened in August 2017 and will provide retail services including children’s education, supermarket, food and beverage, beauty and fitness center and other ancillary services, appealing to customers within a radius of three to five kilometers. The shopping center is managed by Hunan Huaiwei Business Management Co., Ltd., one of our subsidiaries that specializes in retail property management.

Chengdu Xindo Park Shopping Center. In 2017, we completed the Chengdu Xindo Park Shopping Center, located in Chengdu, Sichuan Province. As part of the Chengdu Thriving Family project, the shopping center has a construction GFA of 9,359 square meters. The Chengdu Xindo Park Shopping Center is still under planning and will provide retail services including supermarket and clothing, food and beverage, leisure and entertainment, children’s education, film theater and other ancillary services, appealing to customers within a radius of three to five kilometers. The shopping center is managed by Chengdu Xinyuan Commercial Management Co., Ltd., one of our subsidiaries that specializes in retail property management.

Properties Held for Sale

Northern Nevada Land Portfolio. The land portfolio is located in the northern Nevada region of the United States near the Reno-Spark metropolitan area and is comprised of 325 finished lots for single family home communities and custom homes, and 185 acres of semi-developed and undeveloped lands for residential use. We acquired this land portfolio in 2012 and resold all of the finished lots and 185 acres of undeveloped land as of December 31, 2015.

Lennox Project. The finished condominium project is located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters out of the total 72 units from a major U.S. developer in August 2012. We had sold all of the 15 finished condominium units as of December 31, 2015.

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

LAND ACQUISITION PROCESS			Project Planning and Design	Project Construction and Management	Pre-sale, Sale and Marketing	After-sale and Delivery

Opportunity Identification	Initial Planning	Land Acquisition
- Strategic planning - Geographic and market analysis - Auction opportunity research	- Feasibility study - Preliminary design - Costing and financial evaluation	- Financial projection - Internal approval - Bidding process	- Outsource architectural and engineering design - Design management - Arrange financing	- Outsource construction - Construction supervision - Quality control - Completion inspection - Landscaping and fixture installation	- Pre-sale - Marketing - Advertising - Customer financing	- Delivery - Registration assistance - Feedback collection - Property management

Opportunity Identification

The first stage of our development process involves the identification of new opportunities for upcoming land auctions in our selected high growth cities around China. Our Land Development Department prepares a strategic plan that specifies our future project development plans and land acquisition requirements. They also conduct in-depth demographic and market research regarding our selected cities. We have formulated a set of criteria in selecting suitable high growth cities to expand our operations based on certain indicators, including, among others:

●	middle to upper rankings in economic strength;

●	populations of approximately five million;

●	clear city development and planning;

●	sustainable land supply at reasonable prices for future developments;

●	acceptable competition levels in the real estate market; and

●	lower level of property speculation.

Once a city has been identified as meeting our selection criteria, we research for upcoming land auctions in the identified city and conduct preliminary analysis on whether a given auction opportunity will meet our project development plans, land acquisition requirements and pre-set investment return criteria. We also conduct in-depth demographic and market research regarding the specific region in which the land site is located.

Since the second half of 2012, we have developed a new model to acquire land through direct negotiation with local governments prior to land auctions in response to local governments’ need for funding undeveloped land preparation. Under the direct negotiation model, we enter into a framework cooperation agreement with the local government, pursuant to which we provide land planning advice to the local government with respect to a particular piece of undeveloped land that the government plans to develop. Based on the government’s land development plan, the underlying land may be divided into several tranches to be developed on a tranche by tranche basis. Following the government’s development plan, we will provide funding in terms of advance payments to the government for land preparation of a particular tranche of land approximately three to six months before the land auction for that tranche. The advance payment usually ranges from 20% to 50% of the estimated opening auction price. The final disposition of the tranche occurs through public auction. Under the terms of the framework cooperation agreement, if we successfully acquire the land through the auction, the advance payment will become part of the land transfer payment. If we fail to acquire the land, we will be refunded the advance payment with an annual interest rate of approximately 10% to 15%. We believe that under the direct negotiation model, we are often in better position to identify and undertake initial planning with respect to targeted parcels as a result of direct involvement in and interaction with the government regarding the development stage of undeveloped lands. We entered into one framework cooperation agreement with a local government in 2014, all relating to prospective land parcel planning and preparation, pursuant to which we paid advances in the aggregate amount of US$83.4 million in 2015, US$255.1 million in 2016, and US$247.9 million in 2017, respectively. These advances have been transferred to land cost where our auction bids were successful, or will be so transferred assuming future auction bids for the relevant parcels are successful. In 2013, we chose not to participate in the bidding for one parcel of land in Jiangsu Province through this negotiated land acquisition model and the advance payments for this parcel were refunded to us, with interest. In 2014, a total of US$131.5 million of the advance payments related to land parcels successfully acquired were transferred to land cost, including three parcels of land in Xingyang for the amount of US$27.1 million and two parcels of land in Xi’an for US$104.4 million. In 2015, a total of US$232.9 million of advance payments related to land parcels successfully acquired were transferred to land cost, including four parcels of land in Zhengzhou for the amount of US$180.7 million and two parcels of land in Tianjin for US$52.2 million. In 2016, a total of US$210.0 million of advance payments related to six land parcels in Zhengzhou successfully acquired were transferred to land cost. In 2017, a total of US$262.7 million of advance payments related to the remaining land parcels successfully acquired were transferred to land cost, which were ten parcels of land in Zhengzhou for the amount of US$262.7 million.

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

The key factors we consider in land site selection are:

●	site area and suitability;

●	location within the city;

●	neighboring environment and amenities;

●	existing or planned infrastructure;

●	announced government planning for the vicinity; and

●	projected cost, investment and financial return ratios.

We evaluate projects through a rigorous planning and approval process. We consider detailed input from each of our Land Development Department, Budget-Planning-Design Department, Operations Department and Financial Department. The proposed project, once vetted and approved by various departments, will be submitted to our Chief Financial Officer and Chief Executive Officer and, thereafter, to the investment committee of our board for approval.

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

As of December 31, 2017, we had a total GFA of 3,113,383 square meters for property projects under construction and a total GFA of 1,246,072 square meters for property projects under planning. We continually seek attractive opportunities to acquire development sites which meet our selection criteria.

Project Planning and Design

Our project planning and design process includes concept and architectural design, construction and engineering design, budgeting, financial analysis and projections as well as arranging for financing. We believe careful planning is essential to control costs, quality and timing of our projects.

We outsource substantially our design work to reputable third-party design firms. Our planning and development team works closely with project managers as well as our external designers and architects to ensure that our designs comply with PRC laws and regulations, and meet our design and other project objectives. Our senior management is also actively involved in the process, especially in the master planning and architectural design of our projects. We use our enterprise resource planning systems to conduct preliminary planning and scheduling for each stage of the development project, including planning our outsourcing requirements for the project construction stage.

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

Pre-Sales, Sales and Marketing

Like other developers, we pre-sell properties prior to the completion of their construction in mainland China. Under PRC pre-sales regulations, property developers must satisfy specific conditions before they can pre-sell their properties under construction. The major mandatory conditions include:

●	the land premium must have been paid in full;

●	the land use rights certificate, the construction site planning permit, the construction work planning permit and the construction permit must have been obtained;

●	at least 25% of the total project development cost must have been incurred;

●	the progress and the expected completion and delivery date of the construction must be fixed;

●	the pre-sale permit must have been obtained; and

●	certain milestones in the construction processes specified by the local government authorities must have been completed.

These major mandatory conditions are designed to require a certain level of capital expenditure and substantial progress in project construction before the commencement of pre-sales. Generally, the local governments also require developers and property purchasers to use standard pre-sale contracts prepared under the auspices of the government. Developers are required to file all pre-sale contracts with local land bureaus and real estate administrations after entering into such contracts.

We maintain an internal marketing and sales force for our development projects and also use outside sales agencies for all of our projects and some of our projects also utilize our internal sales. Our marketing and sales teams work closely with each other and with our external sales agents to survey the demographics for a particular project area to determine the appropriate advertising, promotion, and selling plans for that project. We develop customer awareness through our marketing and promotion efforts and through referrals from satisfied customers. A sales team at each project is responsible for following through on the entire sales process including setting monthly sales targets, controlling prices, implementing special promotions, monitoring external sales agency performance, and processing customer feedback.

Most of our customers purchase our properties using mortgage financing. The maximum loan-to-value ratio of the mortgage loan is also subject to change according to the economic policies of the central and local governments and banks in China.

A typical sales transaction in which a portion of the purchase price is financed by a mortgage loan consists of three steps. First, the customer pays a deposit to us. Within seven days after paying the deposit, the customer will sign a purchase contract with us and make down payment to us in cash. After making the down payment, the customer arranges for a mortgage loan for the balance of the purchase price. Once the loan is approved, the mortgage loan proceeds are paid to us directly by the bank. Finally, we deliver the property to the customer. Legal title, as evidenced by a property ownership certificate issued by local land and construction bureaus, may not pass for a period of six to twelve months following delivery and acceptance. We monitor our customers’ outstanding mortgage loans on an ongoing basis via our management reporting procedures and have taken the position that contracts with underlying mortgage loans with processing periods exceeding one year cannot be recognized as revenue under the percentage of completion method. As a result, we reversed contracted sales of the amounts related to apartments for which mortgage loans had processing periods exceeding one year when recognizing revenue under the percentage of completion method.

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

If a purchaser defaults under the loan while our guarantee is in effect, and we repay all debt owed by the purchaser to the mortgagee bank, the mortgagee bank must assign its rights under the loan to us. We are entitled to full recourse to the property after the registration of the mortgage. In line with what we believe is industry practice, we do not conduct independent credit checks on our customers but rely on the credit checks conducted by the mortgagee banks. As of December 31, 2015, 2016 and 2017, we guaranteed mortgage loans in the aggregate outstanding amounts of US$1,513.7 million, US$1,672.9 million and US$1,569.8 million, respectively.

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

To ensure quality property management, we provide property management services to purchasers until they have become statutorily entitled to elect their own property management companies. As of December 31, 2017, owners of all of our developments who had become statutorily entitled to elect their property management companies had continued to choose us to manage their properties.

Our property management services include security, landscaping, building management and management of public facilities and equipment, and additional services, such as cultural activities, housekeeping and repair. We are currently managing approximately 11,094,308 million square meters, comprising more than 97,953 residential units.

Our U.S. Property Development Operations

We expanded into the United States market in 2012. Investment decisions with respect to the United States market are carried out through the investment committee of our board of directors. We currently seek investment opportunities mainly through off-market transactions, including resales and distressed sales. We currently consider the following factors when selecting a project:

●	Geographic location. We intend to focus in areas that are economically active and diversified, and attractive to immigrants on the east and the west coasts.

●	Risk adjusted financial returns.

●	Funding opportunities.

We set up a specialized United States project team in 2012, comprised of U.S. local consultants and employees with substantial experience and understanding in various areas of the U.S. real estate market. As of December 31, 2017, we have a team of about ten people in the United States. Their major responsibilities include project research, land valuation, property development management, contracts, and contract terms verification. We also work with outside consultants and agents familiar with the United States markets.

To date, our acquisitions in the United States have been opportunistic and have not followed a specific development model. Our first property development project in the United States, named the New York Oosten Project, is in the Williamsburg neighborhood of Brooklyn, New York. We commenced construction of the development project in November 2013. We started marketing and pre-sale of our property upon receiving approval from the state attorney general in March 2014. As of December 31, 2017, we delivered 172 of 216 units with a total GFA of 20,814 square meters for a total of US$250.5 million.

In January 2016, we also acquired a parcel of land in midtown Manhattan, New York, for US$57.5 million. The land allows for approximately 10,235 sellable & rentable square meters. In August 2016, we acquired a parcel of land in the Flushing neighborhood of Queens, New York for US$66.0 million. The land allows for approximately 30,112 sellable & rentable square meters.

We expect foundation work to be completed in the second quarter of 2018 for our Hudson Garden project in Manhattan, New York. After optimizing the internal layout of the building, we now expect 87 units to be available for sale, an increase from the original 82.

We continue to progress the planning, governmental approvals and pre-development activities of our ground-up development project in Flushing, New York. During the fourth quarter of 2017 and the beginning of 2018, the Landmark Protection Committee approved our landmark protection plan and awarded us a Certificate of Appropriateness. We expect to begin transferring and protecting crucial parts of the landmark RKO theater in the second quarter of 2018. We continue to follow the required governmental procedures for the future construction needs of this project.

Our Leased Properties and Real Estate Related Services

Ancillary to our property development operations, we also lease certain properties, including an elementary school, two basements, seven clubhouses, thirteen parking facilities, fifteen kindergartens and five shopping malls. The rental income of our lease operations represented approximately 0.6%, 0.4% and 0.4%, respectively, of our revenues for the years ended December 31, 2015, 2016 and 2017.

We provide property management services through Xinyuan Science and Technology Service Co., Ltd. For the years ended December 31, 2015, 2016 and 2017, revenues from our real estate related services represented 2.0% and 2.0% and 2.1% of our total revenue for those periods, respectively.

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

Our contractors are also subject to our quality control procedures, including examination of materials and supplies, on-site inspection and production of progress reports. We require our contractors to comply with relevant laws and regulations of the jurisdictions in which we operate, as well as our own standards and specifications. Despite the “turnkey” nature of the construction contracts, we closely monitor the construction work for quality, timing and cost control reasons. We also employ independent surveyors to supervise the construction progress. In addition, the construction of real estate projects is regularly inspected and supervised by PRC governmental authorities and the relevant authorities of the jurisdictions in which we operate.

Competition

The real estate industry in China is highly competitive. We compete primarily with local and regional property developers, but an increasing number of large national property developers have also started to enter these markets. Competitive factors include the geographical location of the projects, the types of products offered, brand recognition, price, design and quality. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Residential Property Industry in China — We face intense competition from other real estate developers.” In the cities in which we operate, our major competitors include China Overseas Property Ltd., China Vanke Co., Ltd., Sunshine 100, China Resources Land Limited, Sunac China Holding Limited, Henan Zhengshang Real Estate Co., Ltd., Henan New Greatwall Real Estate Co., Ltd., Longfor Real Estate Co., Ltd, Greenland Group, Tianhong Land, South Asia Group, Rongqiao Group and KWG Property Holding Ltd.

In the United States, we anticipate that our direct competition may come from developers of adjacent projects or other property developers in target markets. In addition, we may also face competition from other Chinese real estate developers expanding or establishing their business in the United States. For example, China Vanke Co., Ltd., the largest real estate development company in China, has also entered the United States residential market.

Intellectual Property Rights

We rely on a combination of trademarks, service marks, domain name registrations, copyright protection and contractual restrictions to establish and protect our brand name and logos, marketing designs and internet domain names.

We have registered the trademark of “鑫苑” and the associated logo for the real estate related service in the PRC. We have also applied the same trademark to other goods and services directly or indirectly related to our business operations, to strengthen the protection of our trademark and brand. All these trademark applications are registered or pending examination and approval. We have also registered the Internet domain name “www.xyre.com” and other related domain names.

We own trademarks for “鑫苑” in the form of Chinese characters and our company logo in the United States, UK, EU, New Zealand, Australia, Singapore, Korea, Hong Kong and Cayman Islands. We also hold the international registration of our company logo issued by the International Trademark System.

In the PRC, the registration and protection of a company’s corporate name is regional and limited to its related industry. Although we have registered our corporate name “Xinyuan” in the provinces where we operate, we cannot prevent others from registering the same corporate name in other provinces or in other industries. If a company first registers “Xinyuan” as its corporate name in a province other than Henan Province, Shandong Province, Jiangsu Province, Anhui Province and Sichuan Province or in another industry, we will have to adopt another corporate name if we plan to enter that market or industry.

Insurance

We obtain insurance against losses or damage to our PRC properties during the construction phase of our projects. We do not maintain insurance policies for properties that we have delivered to our customers. Although we require our contractors to maintain insurance coverage on our properties under construction, typically they do not do so, which we believe is customary practice in China. We believe that third-party contractors should bear liabilities from tortious acts or other personal injuries on our project sites, and we do not maintain insurance coverage against such liabilities. There are certain types of losses, such as losses from natural disasters, terrorist attacks, construction delays and business interruptions, for which insurance is either not available or not available at a reasonable cost. We believe our practice is consistent with the customary industry practice in China.

With respect to our U.S. operations, we follow local requirements and maintain insurance coverage for projects through the end of the construction.

Environmental Matters

As a developer of property in the PRC, we are subject to various environmental laws and regulations set by the PRC national, provincial and municipal governments. These include regulations on air pollution, noise emissions, as well as water and waste discharge. We have never been required to pay any penalties associated with the breach of any such laws and regulations in the past. Compliance with existing environmental laws and regulations has not had a material adverse effect on our financial condition and results of operations, and we do not believe it will have such an impact in the future.

Our projects are normally required to undergo an environmental impact assessment by government-appointed third parties, and a report of such assessment needs to be submitted to the relevant environmental authorities in order to obtain their approval before commencing construction. Upon completion of each project, the relevant environmental authorities inspect the site to ensure the applicable environmental standards have been complied with, and the resulting report is presented together with other specified documents to the relevant construction administration authorities for their approval and record. Approval from the environmental authorities of such report is required before we can deliver our completed work to our customers. In the past, we have not experienced any difficulties in obtaining those approvals for commencement of construction and delivery of completed projects. However, we cannot assure you that we will not experience any difficulties in the future. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Environmental Protection in Construction Projects.”

In connection with our current and any future properties in the United States, our relevant property subsidiaries are or will be subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. The particular environmental laws which apply to any given community, will vary according to the site, its location, the site’s environmental conditions and the present and former use of the site. Likewise, the particular procedures and approval or other requirements will vary from project to project.

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

Regulations on Land

The Law of the PRC on Land Administration, implemented on June 25, 1986 and amended on August 28, 2004 by the Standing Committee of National People’s Congress, distinguishes between the ownership of land and the right to use land. All land in the PRC is either state-owned or collectively-owned, depending on location. Generally, land in urban areas within a city or town is state-owned, and all land in the rural areas of a city or town and all rural land, unless otherwise specified by law, are collectively-owned.

Although all land in the PRC is owned by the governments or by the collectives, private individuals and businesses are permitted to hold, lease and develop land for a specified term without ever owning the land, the duration of which depends on the use purpose of the land. These rights to use land are termed land use rights.

Under the Interim Regulations of the PRC on Grant and Transfer of the Right to Use State-owned Land in Urban Areas, implemented on and effective as of May 19, 1990 by the PRC State Council, enterprises, companies and other organizations who intend to hold, lease and develop the land (each, a “Land User”), pay a premium to the government as consideration for the grant of the land use rights on terms of use prescribed by the government, and a Land User may transfer, lease and mortgage or otherwise commercially exploit the land use rights within such terms of use. The land administration authority enters into a contract with the Land User for grant of the land use rights. The Land User pays the grant premium as stipulated in the grant contract. After paying the grant premium in full, the Land User registers with the land administration authority and obtains a land use rights certificate. The certificate evidences the acquisition of the land use rights.

The Regulations on the Grant of State-Owned Construction Land Use Rights through Competitive Bidding, Auction and Listing-for-Sale (formerly known as the Regulation on the Grant of State-Owned Land Use Rights through Competitive Bidding, Auction and Listing-for-Sale), implemented by the MLR on May 9, 2002 and amended on September 21, 2007, provides that the land for industrial use (except for mining), commercial use, tourism, entertainment and commodity housing development is granted by way of competitive bidding, public auction or listing-for-sale. The land use rights are granted to the bidder with the highest bid/tender in accordance with the terms and conditions of the bid/tender, or to the bidder who can best fulfill the comprehensive evaluation standards of the bid. The successful bidder/tender will then enter into a grant contract with the local land administration authority. Only after the successful bidder/tender has paid the land premium in full under the land grant contract, can the successful bidder/tender apply for the land registration and obtain the land use right certificate.

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

The Property Law of the PRC, or the Property Law, implemented on March 16, 2007 and effective as of October 1, 2007, further clarified land use rights in the PRC with the following rules:

●	the land use rights for residences will be automatically renewed upon expiry;

●	the car parks and garages within the building area planned for vehicle parks must be used to meet the needs of the owners who live in the building first;

●	the construction of buildings must abide by relevant laws and regulations with regard to the construction planning and may not affect the ventilation of or lighting to the neighboring buildings; and

●	where the land use rights for construction use are transferred, exchanged, used as a capital contribution, donated to others or mortgaged, an application for modification registration must be filed with the registration department.

On February 22, 2016, the Supreme People’s Court issued the Interpretations on the Issues Concerning the Implementation of the Property Law of the PRC (I), which became effective on March 1, 2016. However, there is no material influence on land use rights.

In accordance with the Notice on Further Strengthening the Administration of the Costs and Revenues Associated with Land Grant, jointly issued by the MOF, the MLR, the PBOC, the Ministry of Supervision and the National Audit Office on November 18, 2009, all payments for land use rights paid for through installments must be made in full within one year in principle. In certain circumstances the payment term may be extended to two years upon the approval of the competent authorities. In addition, the initial installment payment may not be less than 50% of the overall amount owed for the land use rights. The notice also provides that the local-level governments should strictly enforce relevant regulations to impose penalties on real estate developers that have delayed the payment of land premiums or construction for reasons other than force majeure or restrict such developers from acquiring new land during the period such payments are delayed.

The Circular of the MLR and the MOHURD on Further Strengthening Administration over Land-use and Constructions of Real Estate, implemented on September 21, 2010, specifies that when any bidder participates in a competitive bidding, public auction or listing-for-sale, in addition to the provision of a valid identification certificate and payment of bidding deposit, the bidder shall be also required to submit (i) a letter of commitment specifying that the bidding deposit is not from a bank loan, shareholder loan, etc., and (ii) a credit certificate issued by a commercial financial institution. If the land is left idle for more than one year by a real estate developer, the developer and its controlling shareholder shall be prohibited from taking part in any competitive bidding, public auction or listing-for-sale for the grant of land use rights. Furthermore, real estate developers must commence the construction of a housing project within one year from the date of delivery of the land as stipulated in the land grant contract, and complete the construction within three years from the date of commencement of construction.

The Emergency Notice on Further Tightening the Administration on Real Estate Land Use and Reinforcing the Control Results of Real Estate Market implemented on July 19, 2012, further emphasized the strict enforcement of current regulations on land grants:

●	the plot area ratio for residential land shall not be less than 1.0;

●	for all types of housing construction projects, construction work shall be commenced within one year of the date when the land is delivered as set forth in the land grant contract and shall be completed within three years after its commencement date;

●	the bidding deposit for a land grant shall not be less than 20% of the base price; and

●	the land grant contract shall be signed within 10 working days after a land grant deal is concluded, a down payment of 50% of the land premium shall be made within one month after signing the contract, and the remaining payment shall be made in a timely manner in accordance with the contract; in no event should it be more than one year.

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

The Administrative Measures for the Preliminary Review of Land Use for Construction Projects, implemented by the MLR on July 25, 2001, revised on October 29, 2004, amended on November 12, 2008 and November 29, 2016 and took effect on January 1, 2017, simplify the content of preliminary review of land for construction, reduce the documents necessary for examination and approval, and improve the efficiency of examination and approval. Furthermore, under the Circular of the Ministry of Land and Resources on Improving and Optimizing the Preliminary Review and Examination of Land Use for Construction Projects, implemented on November 30, 2016 and effective as of January 1, 2017, the procedure of preliminary review and examination and approval of land for construction is requested to be improved and optimized. Where a project does not involve any new land for construction, and is constructed by use of the approved land for construction within the scope of land for urban construction as determined by the overall planning on land utilization, the preliminary review may not be carried out for the land used for the project.

Local Regulations on Land

The Measures for Implementation of Land Administration Law of Henan Province, implemented on September 18, 1987 and amended on August 21, 1991, on September 24, 1999, on November 26, 2004 and on November 27, 2009, provide that the entities obtaining state-owned land use rights by means of grant and other means of valuable consideration may use the land only after paying the required consideration, such as the grant premium, and other relevant fees.

The Land Administration Regulations of Jiangsu Province, implemented on October 17, 2000 and amended on April 16, 2004, provide that the grant premium of state-owned land use rights must not be less than the lowest price fixed by the provincial government. The specific procedures and measures concerning the grant, bid invitation, auction and grant of state-owned land use rights are subject to the regulations of the provincial people’s government.

The Measures for Implementation of Guofa No. 28 Intensifying Reform and Strengthening Land Administration of Shandong Province, implemented on December 27, 2004, provide that the grant premium of state-owned land use rights must not be less than the lowest price fixed by the provincial government.

The Notice on implementing the Decision of Intensifying Reform and Strengthening Land Administration by State Council of Shaanxi Province, implemented on December 30, 2004, provides that the grant premium of state-owned land use rights shall strictly follow the legal procedure and must not be less than the lowest price fixed by the provincial government.

The Measures on the Grant of State-Owned Land Use Rights through Competitive Bidding, Auction and Listing-for-Sale of Jiangsu Province , implemented on May 19, 2003 and effective as of July 1, 2003, amended on March 20, 2008, provide that the land price for grant of state-owned land use rights by means of competitive bidding, auction and listing-for-sale will be fixed by the local land authority after an institution qualified for land valuation has carried out the valuation according to the technical guidelines issued by the central and provincial governments.

The Measures of Anhui Province for Implementation of the Land Administration Law, implemented on December 20, 1987 and amended on June 26, 2004 and on March 27, 2015, provide that the grant, capital contribution, transfer and mortgage of state-owned land use rights involving land price valuation will be evaluated by an institution qualified for land valuation and report to the relevant land administration for filing.

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

Regulations on Establishment of a Real Estate Development Enterprise

In accordance with the Law of the PRC on Administration of Urban Real Estate, or Urban Real Estate Law, implemented by the Standing Committee of the National People’s Congress on July 5, 1994 and amended on August 30, 2007 and on August 27, 2009, a developer is defined as “an enterprise which engages in the development and sale of real estate for the purposes of making profits.”

Under the Regulations on Administration of Development and Operation of Urban Real Estate, or Development Regulations, implemented by the PRC State Council on and effective as of July 20, 1998 and amended on January 8, 2011, a real estate development enterprise must satisfy the following requirements:

●	has a registered capital of not less than RMB1 million; and

●	has four or more full time professional real estate/construction technicians and two or more full time accounting officers, each of whom must hold the relevant qualifications.

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

Xinyuan China, Henan Xinyuan Real Estate Co., Ltd., Suzhou Xinyuan Real Estate Development Co., Ltd., Shandong Xinyuan Real Estate Co., Ltd., Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., Henan Xinyuan Wanzhuo Real Estate Co., Ltd., Henan Xinyuan Jiye Real Estate Co., Ltd., Zhengzhou Shengdao Real Estate Co., Ltd., Zhengzhou Jiasheng Real Estate Co., Ltd, Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd., Jinan Xinyuan Wanzhuo Real Estate Co., Ltd., Chengdu Xinyuan Wanzhuo Real Estate Co., Ltd., Beijing Xinyuan Wanzhong Real Estate Co., Ltd., Kunshan Xinyuan Real Estate Co., Ltd., Jiangsu Jiajing Real Estate Co., Ltd., Xuzhou Xinyuan Real Estate Co., Ltd., Xingyang Xinyuan Real Estate Co., Ltd., Sanya Beida Science and Technology Park Industrial Development Co., Ltd., Changsha Xinyuan Wanzhuo Real Estate Co., Ltd., Shanghai Junxin Real Estate Co., Ltd., Tianjin Xinyuan Real Estate Co., Ltd., Henan Xinyuan Guangsheng Real Estate Co., Ltd., Shandong Xinyuan Renju Real Estate Co., Ltd., Henan Xinyuan Quansheng Real Estate Co., Ltd., Henan Xinyuan Shunsheng Real Estate Co., Ltd., Zhengzhou Xinnan Real Estate Co., Ltd., Hunan Erli Real Estate Co., Ltd., Beijing Ruihaorongtong Real Estate Co., Ltd., Hunan Xintian Real Estate Co., Ltd., Zhengzhou Hangmei Zhengxing Technology Co., Ltd., Xi’an Dingrun Real Estate Co., Ltd., Zhengzhou Kangshengboda Real Estate Co., Ltd., Henan Reixin Real Estate Co., Ltd., Taicang Pengchi Real Estate Co., Ltd. and Xi’an Jinbian Shunsheng Real Estate Co., Ltd. are registered as real estate development enterprises.

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

Local Regulations on Establishment of a Real Estate Development Enterprise

Under the Regulations on Administration of Development of Urban Real Estate of Henan Province implemented on May 31, 2002 by the Standing Committee of Henan People’s Congress and amended on January 14, 2005, and July 30, 2010, a real estate development enterprise must satisfy the following requirements:

●	has a registered capital of not less than RMB2 million; and

●	has five or more full time professional real estate/construction technicians and two or more full time accounting officers, each of whom must hold the required qualifications.

Under the Regulations on Administration of Development and Operation of Urban Real Estate of Shandong Province, implemented on October 12, 1995 by the Standing Committee of Shandong People’s Congress, and amended on November 25, 2004, a specialized real estate development enterprise must satisfy the following requirements:

●	has a registered capital of no less than RMB10 million; and

●	has more than eight full time professional real estate/construction technicians and more than two full time accounting officers, each of whom must hold the required qualifications.

Under the Measures on Administration of Development and Operation of Urban Real Estate of Anhui Province, implemented on November 10, 2000 by Anhui Provincial People’s Government, and amended on March 12, 2002 and August 10, 2004, a real estate development enterprise established in a city with districts must have a registered capital of no less than RMB5 million.

Regulations on Foreign-Invested Real Estate Enterprise

Industrial Restriction

Under Catalogue 2017, the development of tracts of land, the construction and operation of large-scale theme parks, golf courses and villas, high-end hotels, office buildings, international conference centers, and real estate intermediary/agency business have been removed from the category under which foreign investment is restricted. In addition, the construction and operation of large-scale theme parks and the construction of villas and golf courses have been removed from the Catalogue 2017 as foreign investments and domestic investments in these items are subject to the same restrictions. The development and construction of ordinary residential properties, together with other types of real estate-related business, are not specifically mentioned in the catalogue. We have been advised by our PRC counsel that this means that they continue to be permitted by the MOFCOM and the NDRC.

Xinyuan China is a wholly foreign-owned enterprise and targets the development of ordinary residential properties in which foreign investment is permitted.

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

Circular No. 171

Considering the increasing foreign investment in the real estate industry in recent years, the MOHURD, the MOFCOM, the NDRC, the PBOC, the SAIC, and the SAFE jointly implemented the Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market, or Circular No. 171, on August 14, 2006 and amended on August 19, 2015, which may impact foreign investment in the real estate industry in the following areas:

Circular No. 171 requires a FIREE, with total investments equating to or exceeding US$10 million to have a registered capital consisting of no less than 50% of its total amount of investment. FIREEs with total investments below US$10 million must have a registered capital in amounts pursuant to and consistent with existing regulations.

●	The ratio of registered capital and total investment of Xinyuan China and Zhengzhou Yasheng Construction Material Co., Ltd. meet such requirement.

●	Upon payment of the land use rights grant premium, the FIREE can apply to the land administration authority for a land use rights certificate. Upon obtaining the land use rights certificate, an FIREE may then obtain a recertification of its existing Foreign-Invested Enterprises Approval Certificate, or FIEAC, and the Business License, with the same validity period as that of such land use rights certificate; following which, the FIREE may apply to the tax administration for tax registration purposes.

●	When a foreign investor merges with a domestic real estate enterprise, or acquires a FIREE’s equity or project, the investor is required to submit a guarantee which ensures the compliance with the provisions of the land use rights grant contract, construction site planning permit and construction work planning permit, and the land use rights certificate, and the modification certification issued by the construction authorities, and the tax payments certification issued by the relevant tax authorities.

●	Foreign investors which merge with domestic real estate development enterprises by share transfers or other methods, or which acquire the equity of a PRC party in joint venture enterprises, must allocate their employees appropriately, deal with bank debts and settle the lump sum payment of the transfer price through self-owned funds. However, a foreign investor with an unfavorable record may not be allowed to conduct any of the aforesaid activities.

●	FIREEs which have not paid up their registered capital fully, or have failed to obtain a land use rights certificate, or which have under 35% of the total capital required for the project, will not be allowed to obtain a loan in or outside China, and foreign exchange administration departments will not approve any settlement of foreign loans by such enterprises.

●	Any Chinese or foreign investors in an FIREE may not guarantee fixed profit returns or provide other arrangements to the same effect for any party in any form.

Circular No. 50

On May 23, 2007, the MOFCOM and the SAFE issued the Notice on Further Strengthening and Standardizing the Approval and Administration of Foreign Direct Investments in Real Estate Enterprise, or Circular No. 50, and amended on October 28, 2015. Some of the key developments in this area are as follows:

●	the local governments/authorities that approve FIREE establishments are now required to file such approvals with the MOFCOM;

●	prior to establishing a FIREE, foreign investors are required to obtain land use rights or the ownership of a real estate project, or the investor should have entered into an indicative land grant contract or indicative project purchase agreement with the land administrative department, developer of the land or owner of the property;

●	the practice of allowing foreign investors taking over local project companies by way of roundtrip investment is strictly controlled; and

●	foreign-invested enterprise that intends to engage in real estate development, or an existing FIREE which intends to undertake a new real estate development project, must first apply to the relevant authorities for such business scope and scale expansion in accordance with laws and regulations on foreign investments.

Circular No. 23

Under the Circular on Properly Conducting Filing for the Record for Foreign Investment in the Real Property Sector, or Circular No. 23, implemented by the MOFCOM on June 18, 2008 and effective as of July 1, 2008, the MOFCOM delegated to its provincial branches the review of filing records in relation to FIREE’s establishment, capital increase, equity transfer, merger and acquisition, etc. Under Circular No. 23, the local branches of the MOFCOM submit all the application documents that were previously required to be filed with the MOFCOM to the aforesaid provincial branches of the MOFCOM for review. Within five days of receipt of the MOFCOM’s request, the provincial branches of the MOFCOM that have reviewed such filings must submit all of the aforementioned materials to the MOFCOM.

Notwithstanding the above, Circular No. 23 does not de-regulate the Chinese real estate market. The previous material requirements for granting approval under Circular No. 171 and Circular No. 50 still apply.

Under the Notice on Strengthening Administration of the Approval of Foreign Investment into Real Estate Industry, implemented by the MOFCOM on November 22, 2010, among other things, if a real estate enterprise is established in China with overseas capital, the enterprise is prohibited from purchasing and/or selling real estate properties completed or under construction for arbitrage purposes. The local counterparts of the MOFCOM are not permitted to approve investment companies to engage in the real estate development and management.

Circular No. 340

The Circular Concerning the Improvement of Record-filing Process for FIREEs, or Circular No. 340, jointly implemented by the MOFCOM and the SAFE on June 24, 2014 and effective as of August 1, 2014, further simplifies the MOFCOM record-filing process for the incorporation of a FIREE by abolishing the requirement that MOFCOM perform a substantive final review of the written application materials which have been reviewed and accepted for record-filing by the relevant provincial commerce authority. The MOFCOM only needs to keep an electronic copy of the relevant application materials on its online system for record-filing purposes. However, as a supervisory measure the MOFCOM will, on both a weekly and a quarterly basis, perform random checks on FIREEs that have completed record-filings with the relevant provincial-level MOFCOM.

Circular No. 895

The Circular Concerning Further Improvement of Record-filing Process for FIREEs, or Circular No. 895, jointly implemented by the MOFCOM and the SAFE on November 6, 2015 further simplifies the MOFCOM record-filing process for the incorporation of a FIREE by abolishing the requirement to file relevant application materials on MOFCOM’s online system. Instead, it only requires provincial commercial authorities to fill out relevant information of approved real estate projects on Foreign Investment Management System of MOFCOM. It also provides that MOFCOM must perform random checks on a quarterly basis instead of a weekly basis.

Circular No 20

On May 4, 2015, the SAFE implemented the Circular of the State Administration of Foreign Exchange on Repealing and Revising the Regulatory Documents concerning the Reform for Registered Capital Registration System, or the SAFE Circular 20, which allows foreign-invested real estate enterprises, approved by the local office of the MOFCOM and registered with the MOFCOM before June 1, 2007, whose registered capital that are not paid up in full to process foreign debts.

The Circular of the State Administration of Foreign Exchange on Further Promoting Trade and Investment Facilitation and Improving Authenticity Review was implemented by the SAFE on April 26, 2016, which provides that foreign debt borrowed by non-financial enterprises in China can be settled for use by referring to the foreign-invested enterprises’ foreign debt rules.

Circular No. 122

On August 19, 2015, six PRC regulatory agencies, including the MOHURD and the SAFE, implemented the Notice on Adjusting Policies on Entry and Administration of Foreign Investment in the Real Estate Market, or Circular 122, among other things, according to which, the requirement of fully payment of its capital contributions of FIREE, no longer exists when the FIREE applies to domestic loans, overseas loans, and settlement of foreign exchange loans, and the FIREE may directly apply to bank the registration of foreign exchange regarding foreign direct investment in accordance with the relevant rules on foreign exchange administration. Similarly, Circular 122 does not de-regulate the Chinese real estate market. The previous material requirements for granting approval under Circular No. 171 and Circular No. 50 still apply.

Regulations on Qualifications of Developer

Under the Rules on the Administration of Qualifications of Real Estate Developers implemented on March 29, 2000 by the MOHURD and effective on the same day (amended on May 4, 2015) a developer must apply for registration of its qualifications. An enterprise may not engage in the development and sale of real estate without a qualification classification certificate for real estate development.

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

Local Regulations on Qualifications of Developer

The Regulations on Administration of Development of Urban Real Estate of Henan Province provide the following:

●	a class I developer is not restricted as to the scale of the real estate development projects it may undertake and may undertake real estate development projects anywhere in the PRC;

●	a class II developer may undertake projects with a gross area of no more than 250,000 square meters;

●	a class III developer may undertake projects with a gross area of no more than 100,000 square meters;

●	a class IV developer may undertake projects with a gross area of no more than 30,000 square meters; and

●	a developer with temporary qualification may undertake relevant projects in accordance with its certificate.

The Regulations on the Implementation of Qualification Managements of Real Estate Developers of Shandong Province implemented on February 4, 2017 provide the following:

●	a class I developer is not restricted as to the scale of the real estate development projects it may undertake and may undertake real estate development projects anywhere in the PRC;

●	a class II developer may undertake projects with a gross area of less than 250,000 square meters anywhere in the province;

●	a class III developer may undertake projects with a gross area of less than 150,000 square meters anywhere in the province;

●	a class IV developer may undertake projects with a gross area of less than 100,000 square meters in the city where it is located; and

●	a developer with temporary qualification may undertake relevant projects complying with its actual conditions such as registered capital and personnel in the city where it is located.

The Measures on Administration of Development and Operation of Urban Real Estate of Anhui Province provide the following:

●	a class I developer may undertake any real estate development projects;

●	a class II developer may undertake projects with a gross area of less than 300,000 square meters and a building with no more than 29 floors;

●	a class III developer may undertake projects with a gross area of less than 150,000 square meters and a building with no more than 15 floors;

●	a class IV developer may undertake projects with a gross area of less than 50,000 square meters and a building with no more than 7 floors.

The Notice on Amending and Issuing the Implementation Rules on Administration of Qualifications of Real Estate Enterprises of Hunan Province, implemented on March 22, 2012, provides the following:

●	a class I developer may undertake any real estate development projects;

●	a class II developer may undertake projects with a gross area of less than 250,000 square meters;

●	a class III developer may undertake projects with a gross area of less than 150,000 square meters;

●	a class IV developer and a developer with temporary qualification may undertake projects with a gross area of less than 50,000 square meters.

The Notice on Implementation of Rules on the Administration of Qualifications of Real Estate Developers of Beijing, implemented on September 4, 2000, provides that developers are classified into 4 classes and shall satisfy the following requirements:

●	a class I developer may undertake any real estate development projects;

●	a class II developer may undertake projects with a gross area of less than 250,000 square meters;

●	a class III developer may undertake projects with a gross area of less than 200,000 square meters;

●	a class IV developer and a developer with temporary qualification may undertake projects with a gross area of less than 100,000 square meters.

Shandong Xinyuan Real Estate Co., Ltd. is classified as a class I developer. Each of Henan Xinyuan Real Estate Co., Ltd., Zhengzhou Shengdao Real Estate Co., Ltd., Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd., and Jiangsu Jiajing Real Estate Co., Ltd. is classified as a class II developer. Each of Changsha Xinyuan Wanzhou Real Estate Co., Ltd. and Chengdu Xinyuan Real Estate Co., Ltd. is classified as a class III developer. Each of Tianjin Xinyuan Real Estate Co., Ltd., Beijing Xinyuan Wanzhong Real Estate Co., Ltd., Beijing Ruihaorongtong Real Estate Co., Ltd., Shaanxi Zhongmao Economy Development Co., Ltd., Hunan Erli Real Estate Co., Ltd. and Hunan Xintian Real Estate Co., Ltd. is classified as a class IV developer. Each of Henan Xinyuan Jiye Real Estate Co., Ltd., , Zhengzhou Jiasheng Real Estate Co., Ltd., Chengdu Xinyuan Wanzhuo Real Estate Co., Ltd., Kunshan Xinyuan Real Estate Co., Ltd., Xuzhou Xinyuan Real Estate Co., Ltd. Xingyang Xinyuan Real Estate Co., Ltd., Sanya Beida Science and Technology Park Industrial Development Co., Ltd., Henan Xinyuan Guangsheng Real Estate Co., Ltd., Henan Xinyuan Quansheng Real Estate Co., Ltd., Henan Xinyuan Shunsheng Real Estate Co., Ltd., Zhengzhou Xinnan Real Estate Co., Ltd., , Suzhou Xinyuan Real Estate Development Co., Ltd., Zhengzhou Hangmeizhengxing Technology Co., Ltd., Zhengzhou Kangshengboda Real Estate Co., Ltd., Jinan Xinyuan Wanzhuo Real Estate Co., Ltd., Xi’an Dingrun Real Estate Co., Ltd., Shandong Xinyuan Renju Real Estate Co., Ltd. and Taicang Pengchi Real Estate Co. and Henan Reixin Real Estate Co., Ltd. holds a valid temporary qualification.

Regulations on Development of a Real Estate Project

According to the Circular of the State Council on Promulgating the Catalogue of Investment Projects Subject to the Approval of Governments (2016 Version), or Governmental Approval (2016 Version), implemented by the State Council on December 12, 2016, and the Circular of the NDRC on Effectively Implementing Foreign Capital-related Work in the Catalogue of Investment Projects Subject to Governmental Approval (2016 Version) implemented by the NDRC in January 2017, certain foreign investment projects shall be subject to the following approval procedures: (i) any project from the restricted category with a total investment (including capital increase) amounting to US$300 million or above pursuant to the Catalogue 2015 shall be approved by the NDRC and, in case of a total investment amounts (including capital increase) of US$2 billion or above, shall be filed to the State Council for record; (ii) any project from the restricted category with a total investment (including capital increase) of less than US$300 million pursuant to the Catalogue 2015 shall be approved by the provincial government; and (iii) the foreign investment projects other than those set out in the above two items but listed in Items 1 to 10 of the Governmental Approval (2016 Version) shall be approved in accordance with relevant provisions provided in the Governmental Approval (2016 Version), and the foreign investment projects neither subject to approval nor in the prohibited category as provided in the Catalogue 2015 shall be filed to local offices of NDRC for record.

Commencement of a Real Estate Project and the Idle Land

According to the Circular on the Implementation of the Catalog for Restricted Land Use Projects (2012 Edition) and the Catalogue for Prohibited Land Use Projects (2012 Edition) implemented by the MLR and the NDRC in May 23, 2012, the area of a plot of land to be granted for residential use may not exceed (i) seven hectares for small cities and towns, (ii) 14 hectares for medium-sized cities or (iii) 20 hectares for large cities. The plot area ratio for residential land should not be lower than 1.0. No land may be granted for “villa” real estate projects.

Under the Urban Real Estate Law, those who have obtained the land use rights through grant must develop the land in accordance with the terms of use and within the period of commencement prescribed in the contract for the land use rights grant.

According to the Measures on Disposing Idle Land implemented by the MLR and effective as of April 28, 1999, as amended on May 22, 2012 and effective as of July 1, 2012, with regards to the land for a real estate project which is obtained by grant and is within the scope of city planning, if the construction work has not been commenced within one year upon the commencement date as set forth in the land use rights grant contract, or the construction and development has been started but the area of land that is under construction and development is less than one third of the total area of land that should have been under construction and development, or the invested amount is less than 25% of the total investment, and the construction and development of which has been suspended for more than one year, a surcharge on idle land equivalent to 20% of the grant premium may be levied; if the construction work has not been commenced within two years, the land can be confiscated without any compensation, unless the delay is caused by force majeure, or the acts of government or acts of other relevant departments under the government, or by indispensable preliminary work.

The Emergency Notice on Further Tightening the Administration on Real Estate Land Use and Reinforcing the Control Results of Real Estate Market implemented on July 19, 2012, requires that the Measures on Disposing Idle Land be strictly implemented, and the land authority dispose of, case by case, idle land and publish related information on the website designated by the MLR. With regard to land users who have committed acts such as failing to make payments for land grants, leaving land idle, hoarding land, land speculation, developing land in excess of its actual development capacity, or failing to fulfill the land use contract, they may be prohibited by the land authority from participating in land auctions for a certain period of time.

Planning of a Real Estate Project

The Law of the PRC on Urban and Rural Planning, implemented by the National People’s Congress on October 28, 2007 and effective as of January 1, 2008 (amended on April 24, 2015) replacing the previous City Planning Law of the PRC, provides that a developer who has obtained land use rights by grant must, after obtaining approval for a construction project and signing a land use rights grant contract, apply to the city planning authority for the Permit for Construction Site Planning It further provides that a developer who has a proposed construction project within the planning area of a city or town must, after obtaining a Permit for Construction Site Planning, prepare the necessary planning and design work, and submit the detailed planning and design report, together with the land use rights certificate, to the city planning authority or the town government designated by the provincial government, and apply for the Permit for Construction Work Planning.

Relocation

The Regulations of Administration on City Housing Demolition, which were implemented by the PRC State Council on June 13, 2001 and effective as of November 1, 2001, have been revoked and replaced by the Regulations on the Expropriation of Buildings on State-owned Land and Compensation, which was implemented on January 21, 2011 and went into immediate effect. Pursuant to the newly issued regulations, buildings and houses may be expropriated for public interests but fair compensation must be provided. Further, the regulations stipulate that the expropriation of buildings and the corresponding compensation shall be decided based on the principles of democratic decision-making, equitable procedures and transparent results. The compensation for the expropriated buildings must not be less than the market value of property of a similar nature as of the date when the expropriation notice was issued and the fair market value must be determined by qualified real estate appraisal institutes based on the relevant regulations.

Upon granting a demolition and removal permit, the real estate administration department must issue a demolition and removal notice to the inhabitants of the area.

Construction of a Real Estate Project

On June 25, 2014, the MOHURD implemented the Measures for the Administration of Construction Permits for Construction Projects, superseding its 1999 version. Under the new measures, after having obtained a Permit for Construction Work Planning, a developer needs to file an application for a Construction Permit with the local construction authority above the county level.

Completion of a Real Estate Project

Construction projects shall be delivered for use only after passing the inspection and acceptance examinations under the Construction Law of the PRC which was implemented on November 1, 1997 and amended on April 22, 2011.

According to the Development Regulations, the Regulations on the Acceptance Examination Upon the Completion of Construction Work and Municipal Infrastructure implemented on December 2, 2013 by the MOHURD, the Regulations on the Administration of Quality of Construction Works implemented and implemented by the PRC State Council on January 30, 2000, and the Measures on the Administration of Reporting Details regarding Acceptance Examination Upon Completion of Construction Work and Municipal Infrastructure implemented and implemented on April 4, 2000 by the MOHURD and amended on October 19, 2009, a real estate project must comply with the relevant laws and regulations, requirements on construction quality, safety standards and technical guidance on survey, design and construction work, as well as provisions of the relevant construction contract. After the completion of works for a project, the developer must apply for an acceptance examination to the construction authority and must also report details of the acceptance examination to the construction authority. A real estate development project may only be delivered after passing the inspection and acceptance examinations. For a housing estate or building complex, an acceptance examination shall be conducted upon completion of the entire project. In the case of a cluster of real estate development projects, such as a residential area developed in phases, separate acceptance examinations may be carried out for each completed phase.

Regulations on Sale of Commodity Properties

Under the Measures for Administration of Sale of Commodity Properties implemented by the MOHURD on April 4, 2001 and effective June 1, 2001, the sale of commodity properties can include both pre-completion and post-completion sales.

Pre-completion Sales

In accordance with the Measures for the Administration of Pre-completion Sale of Urban Commodity Properties, or Urban Pre-completion Sale Measure, implemented in November 15, 1994 by the MOHURD and amended on August 30, 2007 and on August 27, 2008, a developer intending to sell a commodity building before its construction work’s completion must attend to the necessary pre-completion sale registration with the real estate administration authority of the relevant city or county to obtain a Permit for Pre-completion Sale of Commodity Properties.

Commodity properties may only be sold before completion if:

●	the grant land premium has been paid in full for the grant of the land use rights involved and a land use rights certificate has been obtained;

●	a permit for construction work planning and a construction permit have been obtained;

●	the funds invested in the development of the commodity properties put up for pre-completion sale represent 25% or more of the total investment in the project and the progress of works and the completion and delivery dates have been ascertained; and

●	the pre-completion sale has been registered and a permit for pre-completion sale of commodity properties has been obtained.

The Circular on Issues Relevant to Further Strengthening the Regulation of the Real Property Market and Improving the System for Pre-sale of Residential Premises, implemented by the MOHURD on April 13, 2010, provides that:

●	for residential projects for which a pre-sale permit has not yet been obtained, real estate developers may not pre-sell such premises, collect or collect in a disguised manner, deposits, reservation fees or other such fees from purchasers in the form of subscriptions, reservations lot drawings or the issuance of VIP cards, or participate in any exhibition;

●	where a real estate developer has obtained a pre-sale permit for its residential project, it must publicize all premises available for sale and the prices of each unit at one time within 10 days, and must sell the premises to the public with clearly marked prices as filed. Real estate developers may not sell the premises reserved for self-use to the public before the initial registration of the housing ownership, pre-sell premises through a refund of the sales amount to the purchaser or the guarantee of a lease of the property after sales, or conduct sham transactions;

●	pre-sale permits can only be issued for an entire building but not for individual floors or units; and

●	all proceeds from the pre-sale of commodity residential premises must be deposited into accounts monitored by the regulatory authorities to ensure that such proceeds are used for construction of the commodity residential premises.

Under the Provisions on Selling Real Estate at Expressly Marked Prices, implemented by the NDRC on March 16, 2011 and took effect on May 1, 2011, developers are required to make public the price of each unit of the commodity properties for sale or pre-sale and the number of units available for sale or pre-sale within a certain time period. Developers are also required to state factors that would affect prices and related charges for the sales of commodity properties, such as commission fee and property management fee. No additional charge beyond what is stated in the price tag announced by the developers is permitted.

The Regulations on Administration of Development of Urban Real Estate of Henan Province also provide that commodity properties may only be sold before completion if half or more of the project has been completed and the construction schedule and delivery date has been specified in addition to compliance with the requirements under the Pre-completion Sale Measures.

The Regulations on Administration of Transaction of Urban Real Estate of Jiangsu Province implemented on February 7, 2002 and amended on August 20, 2004 also provide that commodity properties may only be sold before completion in accordance with the requirements under the Pre-completion Sale Measures.

The Regulations on Administration on Urban Real Estate Transaction of Anhui Province, implemented on May 29, 2000 and effective as of December 1, 2000, provide that the development enterprises which have obtained a permit for pre-completion sale of commodity properties must file with the real estate administrative authority of the relevant city or county pre-sale contracts entered into with customers.

The Regulations on Administration on Urban Estate Transactions of Beijing City, effective as of December 1, 2003 and amended in December 6, 2008, provide that the development enterprises shall obtain a permit for pre-completion sale of commodity properties before the pre-sale of commodity properties.

The Regulations on Urban Real Estate Development and Operation of Hunan Province, effective as of June1, 2006, stipulate that sale in advance of commodity housing by a real estate development enterprise shall meet the conditions that one-third or more of the high-rise building projects and half or more of other projects has been completed and the construction schedule and delivery date has been specified in addition to compliance with the requirements under the Pre-completion Sale Measures.

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

Under the Implementing Regulations on Supervision of Proceeds from Pre-sales of Commodity Properties of Jinan City, implemented by Jinan Committee of Construction on September 26, 2005 and effective as of October 26, 2005, the proceeds from pre-sales of properties must be used in the construction of pre-sale projects, including the purchase of construction materials and equipments, remittance of construction fees and taxes payable, and should not be used for other purposes.

In accordance with the Implementing Opinions on Strengthening the Management fore-sale of Urban Commodity Properties, implemented by the People’s Government of Sichuan Province on March 23, 2000, the proceeds from pre-sales of properties must be deposited in a special bank account opened by the developers, may only be used for the relevant construction work and may not be used for other purposes. The relevant banks monitor the use of the proceeds of pre-sales and ensure that the proceeds are used in the designated way.

In accordance with the Regulations on Supervision of Proceeds from the Pre-sales of Commodity Properties in Zhengzhou, implemented by the Zhengzhou People’s Government on November 19, 2009 and effective as of December 20, 2009, the proceeds from the pre-sales of properties must be used for the construction of the same, which includes the purchase of construction materials and equipment, remittance of fees for construction and taxes payable.

The Notice on Enhancing the Management on Use of Fund of Pre-sales of Commodity Properties of Beijing City, implemented and effective as of December 16, 2015 provides that the real estate development enterprise may withdraw funds for construction purpose from accounts monitored by the regulatory authorities if the sale scale confirmed by pre-sale contracts signed online is less than half of the authorized scale of pre-sale.

Post-completion Sales

In accordance with the Measures for Administration of Sale of Commodity Properties implemented by the MOHURD on April 4, 2001, commodity properties may be put up for post-completion sale only when the following preconditions for such sale have been satisfied:

●	the developer offering to sell the post-completion properties has a valid business license and a qualification classification certificate;

●	the developer has obtained a land use rights certificate or other approval documents of land use;

●	the developer has the relevant permit for construction project planning and the permit for construction;

●	the commodity properties have been completed, inspected and accepted as qualified;

●	the relocation of the original residents has been settled;

●	the supplementary and essential facilities for supplying water, electricity, heating, gas, communication, etc. have been made ready for use, and other supplementary facilities and public facilities have been made ready for use, or the schedule of construction and delivery date of such facilities have been specified; and

●	the property management plan has been completed.

Prior to a post-completion sale of a commodity property, a real estate developer is required to submit the Real Estate Development Project Manual and other documents showing that the preconditions for a post-completion sale have been fulfilled to the real estate development authority.

Regulations on Property Ownership Certificates

Under the Measures for Administration of Sale of Commodity Properties, the developers must submit the documents relating to the application for property ownership certificates to the local real estate administration authorities within 60 days after the delivery of the property to customers. The developers are required to assist customers in applying for amendments in the procedures for land use rights and registration procedures for property ownership.

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

Regulations on Transfer, Mortgage and Lease

Transfer

According to the Urban Real Estate Law and the Provisions on Administration of Transfer of Urban Real Estate implemented on August 7, 1995 by the MOHURD and amended on August 15, 2001, a real estate owner may sell, bequeath or otherwise legally transfer real estate to another person or legal entity. When transferring a building, the ownership of the building and the land use rights to the site on which the building is situated are transferred as well.

The parties to a transfer must enter into a real estate transfer contract in writing and register the transfer with the real estate administration authority having jurisdiction over the location of the real estate within 90 days of the execution of the transfer contract.

Where the land use rights were originally obtained by grant, the real property may only be transferred if:

●	the grant premium has been paid in full for the grant of the land use rights as provided by the grant contract and a land use rights certificate has been obtained; and

●	the development has been carried out according to the grant contract: in the case of a project for which buildings are developed, development representing more than 25% of the total investment has been completed; in the case of a whole land lot development project, construction works have been carried out as planned, water supply, sewerage, electricity supply, heat supply, access roads, telecommunications and other infrastructure or utilities have been made available, and the site has been leveled and made ready for industrial or other construction purposes.

Mortgages of Real Estate

Under the Urban Real Estate Law, the Property Law, and the Measures on the Administration of Mortgage of Buildings in Urban Areas implemented by the MOHURD in May 9, 1997 and amended on August 15, 2001, when a mortgage is created on the ownership of a building on state-owned land legally obtained, a mortgage will be simultaneously created on the land use rights of the land on which the building is erected. Land use rights occupied by the properties will also be mortgaged at the same time. The mortgager and the mortgagee sign a mortgage contract in writing. Within 30 days after a real estate mortgage contract has been signed, the parties to the mortgage must register the mortgage with the real estate administration authority in the city where the real estate is situated. A real estate mortgage contract will become effective on the date of registration of the mortgage. If a mortgage is created on the property placed on pre-sale or which is still undergoing construction, the registration authority will, when registering the mortgage, record such details on the mortgage contract. If the construction of the property is completed during the term of a mortgage, the parties involved will have to re-register the mortgage after the issuance of the relevant certificates evidencing the rights and ownership to the real estate.

Lease

Under the Urban Real Estate Law and the Measures for Administration of Leases of Commodity Properties implemented by the MOHURD on December 1, 2010 and effective as of February 1, 2011, the parties to a lease of a building are required to enter into a lease contract in writing. When a lease contract is signed, amended or terminated, the parties must register the details with the real estate administration authority in which the building is situated.

On May 17, 2016, the PRC State Council implemented the Opinions on Accelerating to Cultivate and Develop the Housing Leasing Market, according to which real estate developers are encouraged to engage in housing leasing business. Among others, the government intends to (i) support real estate developers to expand their business scopes, develop housing leasing business by taking advantage of their completed real properties; (ii) encourage real estate developers to rent the commercial housing in stock and (iii) guide real estate developers to cooperate with the housing leasing enterprises for developing housing leasing business.

Regulations on Real Estate Financing

The Opinions of the MOHURD and Other Departments on Adjusting the Housing Supply Structure and Stabilizing the Property Prices, issued on May 24, 2006 by the General Office of the PRC State Council, provides that, to tighten the control of advancing loan facilities, commercial banks are not allowed to advance their loan facilities to developers who do not have the required 35% or more of the total capital for the construction projects. The commercial banks should be prudent in granting loan facilities and/or revolving credit facilities in any form to the developers who have a large number of idle land parcels and unsold commodity properties. Banks may not accept mortgages of commodity properties remaining unsold for more than three years. In terms of minimum down payment, this Opinion provides that:

●	the minimum down payment for any purchase of first self-use residential property with a unit GFA of less than 90 square meters is 20% of the purchase price of the property; and

●	the minimum down payment for any purchase of first self-use residential property with a unit GFA of 90 square meters or more is 30% of the purchase price of the property.

The Circular on Strengthening the Management of Commercial Real Estate Credit Facilities, issued on September 27, 2007 by the PBOC and the CBRC, as supplemented on December 5, 2007 reinstates the minimum down payment requirements contained in the Opinion of the MOHURD and Other Departments on Adjusting the Housing Supply Structure and Stabilizing the Property Prices issued on Ma 24, 2006, and further provides that if a family member (including the purchaser and his / her spouse and their children under 18) has financed the purchase of a residential property with loans from banks, any member of the family that purchases another residential property will be regarded as a second-time property purchaser.

The Circular of the State Council on Firmly Curbing Precipitous Rise of Some Urban Housing Prices implemented on April 17, 2010 by the PRC State Council, provides for the implementation of a stricter differentiated housing loan policy, including:

●	purchasers of a first residential property for a household with a GFA of greater than 90 square meters must make down payments of no less than 30% of the purchase price;

●	purchasers of a second residential property for a household must make down payments of no less than 50% of the purchase price and the interest rate of any mortgage for such property must equal at least the benchmark interest rate plus 10%; and

●	the minimum down payment amount and applied interest rate must be increased significantly for purchasers of a third residential property.

On May 26, 2010, the MOHURD, the PBOC and the CBRC jointly issued a notice clarifying the criteria for determining a “second residential household property.” Among other matters, the requirements on down payments and interest rates for mortgages on a second residential property will also apply to non-local resident purchasers (i.e., purchasers who cannot provide proof that they have been making individual income tax payments or social security payments in the relevant local area for more than one year) applying for housing-related mortgage financing, regardless of whether there is any residential property under the name of a member of their households at the time of application.

The Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting the Business Tax Policy on Individual House Transfer, implemented by the Ministry of Finance and the SAT on January 27, 2011, or Circular 12, provides that:

●	if a person sells housing purchased less than five years ago, business tax will be levied in the full amount; if a person sells non-ordinary housing purchased not less than five years ago, business tax will be levied based on the balance of the sales price and the purchase price of the house; and

●	if a person sells ordinary housing purchased not less than five years ago, business tax will be exempted.

However, On March 30, 2015, the Ministry of Finance and the SAT jointly issued the Notice on Adjustment of Business Tax Policies on Individual Transfer of House, or Circular 39, which became effective on March 31, 2015. According to Circular No. 39, individual property owners are exempt from paying business tax on the sale of an ordinary housing if he has owned and held it for at least two years, and the Circular 12 is abolished.

The Circular on Issues Relevant to Improving the Regulation and Control of the Real Property Market implemented by the General Office of the PRC State Council on January 26, 2011, provides that all local governments and the ministries and commissions under the PRC State Council must comply with the following requirements:

●	if an individual transfers a house within five years after purchasing it, all his or her income from such sale will be subject to business tax;

●	a household purchasing a second residential household property by mortgage financing, the down payment must not be less than 60% of the purchase price, and the interest rate for a mortgage on such property must not be less than 1.1 times of the benchmark interest rate;

●	local governments are required to strengthen the administration of housing land supply and the land supply for housing for low-income people and shantytown renovation. Small and medium-sized common commodity property must not be less than 70% of the total housing land supply;

●	a local resident household having one residential household property, or a non-local resident household that is able to provide the individual income tax payment certificate or social insurance contribution certificate for a certain number of years, may only be allowed to purchase one more residential property;

●	a local resident household having two or more residential property, or a non-local resident household having one or more residential property or is unable to provide the individual income tax payment certificate or social insurance contribution certificate for a certain number of years, may not be allowed to purchase any residential property in the local area.

In accordance with the Circular of the MOHURD and the SAFE on Further Regulating the Administration of Houses Purchase by Overseas Entities and Individuals implemented on November 4, 2010, except as otherwise provided in the law, an overseas individual may only purchase one house unit for personal residence, and an overseas entity establishing domestic branches or representative offices may only purchase non-residential houses in the city of registration for business purposes.

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

On February 26, 2013, the General Office of the PRC State Council announced the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market, which among others, provides the following requirements:

●	all municipalities directly under the central government, municipalities with independent planning status, and provincial capital cities (excluding Lhasa) must promulgate their own plans and targets for price controls on newly constructed commodity properties (excluding low-cost housing projects) in 2013 based on the principle of stabilizing the current market price. Such plans and targets must be published within the first quarter of 2013;

●	limitations on the purchase of commodity properties must be strictly implemented, and the scope of such limitations must cover all newly constructed commodity properties and second-hand properties located within the entire administrative area of the city in question;

●	non-local resident families that already hold a property and non-local resident families that cannot prove their local payment of tax and/or social insurance for a required period of time shall be suspended from purchasing any property within the local administrative area;

●	for those cities with excessive growth in housing prices, the local counterparts of the PBOC may further increase down payment ratios and interest rates for loans to purchase second properties in accordance with the price control policies and targets of the corresponding local governments;

●	the gains generated from the sale of a self-owned property shall be subject to individual income tax at a rate of 20%, if the original value of such property can be verified through historical information such as tax filings and property registration.

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

In light of the weakening in the property market in China, on March 30, 2015, the PBOC, MOHURD and CBRC jointly issued the Circular on Issues concerning Individual Residential Mortgage Policies in an effort to stimulate the market. The circular reduces the minimum down payment ratios from 30% to 20% for first home buyers who use the housing provident fund for their purchase and from 60% to 40% for second home buyers with outstanding mortgages who apply for another mortgage. In addition, the circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 30% for their purchase of a second house if all loans are settled on their first home.

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

On September 24, 2015, the PBOC and the CBRC jointly issued the Circular on Issues Concerning Further Improving Differentiated Housing Loan Policies, which provided that in the cities without restrictive measures for house purchase, the minimum down payment ratio shall be 25% or higher for the first home buyers who use the commercial individual housing loans.

On September 29, 2015, the MOHURD, the Ministry of Finance and PBOC jointly issued the Notice on further improving the Usage Efficiency of Housing Provident Fund, according to which, in the case of any cities with sub-districts avail the housing provident fund with an efficiency index less than 85%, the cities shall increase the housing provident fund loans based on the housing price, loan needs and repayment capacities. The term of the indebtedness can be extended to 5 years after one’s retirement but is limited to 30 years.

On February 1, 2016, the PBOC and the CBRC jointly issued Circular of the People’s Bank of China and the China Banking Regulatory Commission on Issues Concerning Adjusting the Individual Housing Loan Policies. It provides that in the cities without restrictive measures for house purchase, the minimum down payment ratio, in principal, shall be 25% for the first home buyers who use the commercial individual housing loans common, and the said percentage may be lowered by 5% in different regions; with respect to second home buyers with unsettled house purchase loans who purchase for improving living conditions and use commercial individual housing loans, the minimum down payment ratio shall be at least 30%.

On February 17, 2016, the MOF, the SAT and the MOHURD jointly issued Circular on Adjusting Deed Tax and Business Tax Policies for Real Estate Transactions. Regarding deed tax, it provides that for first home buyers purchasing the only residence for their families (family members include the buyer, the buyer’s spouse and under-age children, as applicable hereinafter) with an area of 90 square meters or less, the deed tax is reduced to 1%; for a residence with an area of more than 90 square meters, the deed tax is reduced to 1.5%. For second home buyers purchasing a second residence with an area of 90 square meters or less, the deed tax is reduced to 1%; for residences with an area of more than 90 square meters, the deed tax is reduced to 2%. Regarding business tax, it provides that for any individual who sells his/her ordinary housing that is purchased and owned less than two years, full business tax is levied; for an individual who sells his/her ordinary housing purchased and owned not less than two years ago, the business tax is exempted. However, the circular specifies that the policies regarding deed tax and business tax shall not apply to Beijing, Shanghai, Guangzhou and Shenzhen, where the business tax for transfer of residences by individuals as stipulated in the Circular of the Ministry of Finance, and the State Administration of Taxation on Adjusting Business Tax Policies for Transfer of Residences by Individuals still apply. Furthermore MOF and State Administration of Taxation jointly implemented the Circular on Issues concerning the Taxation Basis for Deed Tax, House Property Tax, Land Value-added Tax and Individual Income Tax after the Pilot Collection of Value-Added Tax in Lieu of Business Tax on April 25, 2016 which deducts VAT from the taxation basis of Deed Tax, House Property Tax, Land Value-added Tax and Individual Income Tax.

Regulations on Housing Prices and Real Estate Tax

On January 7, 2010, the general office of the PRC State Council issued the Circular of the General Office of the State Council on Accelerating the Stable and Smooth Development of Real Estate Market to all ministries and provincial-level local governments to control the rapid increase in housing prices and cool down the real estate market in China. The circular reiterated that the purchasers of a second residential property for their households must make down payments of not less than 40% of the purchase price and the real estate developers must commence the sale within the mandated period as set forth in the pre-sale approvals and at the publicly announced prices. Further, in order to implement the requirements set out in the PRC State Council’s circular, the MLR, issued a notice on March 8, 2010 in relation to increasing the supply of, and strengthening the supervision over, land for real estate development purposes. The MLR’s notice stipulated that the floor price of a parcel of land must not be lower than 70% of the benchmark land price set for the area in which the parcel is located, and that real estate developers participating in land auctions must pay a deposit equivalent to 20% of the land parcel’s floor price.

On March 16, 2011, the NDRC, issued the Provisions on Selling Real Estate at Expressly Marked Prices, which was implemented on May 1, 2011 to regulate price manipulation and arbitrary price increases by, among other things, requiring developers to re-register with the appropriate government department before increasing real estate prices. PRC government agencies have also implemented several other regulations in a continuous bid to promote the construction of public housing, especially rental housing projects. The urban public rental housing policy is targeted at low to middle income families, new employees without housing and migrants with stable employment in urban areas. Several policies, such as increasing financial aid from central finance agencies and local governments, improving project planning and establishing a sound regulatory mechanism, have been implemented to ensure the successful promotion of affordable housing projects.

In addition to the notice above, local government authorities of several municipalities and cities such as Beijing, Zhengzhou, Jinan, Chengdu and Hefei have successively implemented more detailed regulations to restrict residents who have not resided in the local area for a certain period of time (ranging from 1 year to 5 years, evidenced by their individual income tax payment track records) from purchasing residential property in that area.

On February 15, 2012, the MLR issued the Circular on Issues Relevant to the Regulation and Control of the Real Property Market in 2012, which provides that governments must strictly maintain the current range of restrictions on the real estate market.

On April 17, 2014, the General office of the PRC State Council issued a notice that, among other things, specifically emphasizes the importance of adopting real estate tax. On November 24, 2014, the Provisional Regulations on Registration of Real Estate was implemented by PRC State Council and became effective on March 1, 2015. It provides that PRC has established a nationwide property registration system to provide a uniform platform through which ownership information of every registered property can be shared in real-time among different regions in China. If the PRC government promulgates regulations of real estate tax in the future, it may adversely affect the real estate market in China.

On March 7, 2016, during the National People’s Congress and the Chinese Political Consultative Conference, the All-China Federation of Industry and Commerce made a proposal concerning propelling relief of real estate inventory. The proposal includes suggestions such as introducing real estate trusts, using individual income tax to charge against interest of housing loans.

Regulations on Housing Supply and Improving the Healthy Development of the Real Estate Market

The Opinion of the MOHURD and Other Departments on Adjusting the Housing Supply Structure and Stabilizing Property Prices, implemented on March 25, 2015, provides the following:

●	commercial banks may not grant loans to any developer whose total investment capital contributed is less than 35% and may not accept any premises that have been left vacant for more than three years as security;

●	land that has been left idle for two years or more will be repossessed by the government without any compensation payment to the developer. Also, land will be treated as being left idle if construction has been halted for more than one year and the total area developed is less than one-third of the whole project area or the capital invested is less than a quarter of the total investment;

●	there will be no supply of land for villas and other equivalent real estate development projects, while land allocation for low-density, large housing developments will remain tight; and

●	no planning permit, construction permit or premises pre-sale permit is to be issued for projects that do not comply with the abovementioned requirements, in particular composite structure projects that exceed planning requirements.

The Circular on Increasing the Supply of, and Strengthening the Supervision over, Land for Real Estate Development Purposes issued on March 8, 2010 by the MLR, provides that:

●	the floor price of a parcel of land must not be lower than 70% of the benchmark land price set for the area in which the parcel is located;

●	real estate developers participating in land auctions must pay a deposit equivalent to 20% of the land parcel’s floor price; and

●	real estate developers must report to the competent land authorities when they commence and complete the construction of each project, and the land authorities will conduct inspections according to the corresponding land grant contract.

This circular also reiterated the policy that the initial installment payment made by real estate developers for a parcel of land must not be less than 50% of the overall amount owed for the land use rights.

Regulations on Environmental Protection in Construction Projects

Under the Regulations on the Administration of Environmental Protection in Construction Project, or Environmental Regulations, implemented by the PRC State Council on November 29, 1998 and amended on July 16, 2017 and effective as of October 1, 2017, each construction project is subject to an environmental impact assessment by the relevant authorities.

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

The Environmental Impact Assessment Law, implemented by the National People’s Congress on October 28, 2002 and effective as of September 1, 2003 and amended on July 2, 2016, provides that if the environmental impact assessment documents of a construction project have not been examined by the relevant environmental protection administrations or are not approved after examination, the authority in charge of examination and approval of the project may not approve construction on the project, and the construction work unit may not commence work.

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

Regulations on Property Management

The Property Management Rules, amended by the PRC State Council on August 26, 2007 and effective as of October 1, 2007 and amended on February 6, 2016, provide that property owners have the right to appoint and dismiss property service enterprises (formerly known as property management enterprises). The rules also establish a regulatory system for property service enterprises, which encompasses the following regulations:

●	the Measures for the Administration of Qualifications of Property Service Enterprises (formerly known as the Measures for the Administration of Qualifications of Property Management Enterprises) amended by the MOHURD and effective as of November 26, 2007, amended on May 4, 2015 and January 21, 2017, provide that property service enterprises must apply to the local branch of the MOHURD and undertake a qualification examination to obtain a Property Service Qualification Certificate. A property service enterprise must pass the Property Service Qualification (formerly known as the Property Management Qualification), or PSQ examination, in order to engage in property management. Property service enterprises are classified as class I, II or III. Different classes of service enterprises have different establishment requirements and may manage different types of premises.

●	the Measures on the Administration of Bid Soliciting and Bidding Concerning Preliminary Property Management, implemented on June 26, 2003 by the MOHURD, provide that prior to the selection of the Property Owners’ Committee, or the POC, the property developer will select a property management enterprise to provide property management services.

●	the NDRC and the MOHURD jointly implemented the Measures on the Administration of Property Management Service Fees on November 13, 2003, which provide that property management fees will be determined by mutual consent between the POC and the property management enterprise, and set forth in writing in the property management service contract.

Xinyuan Science and Technology Service Co., Ltd. is a class I property management company.

Regulations on Urban Landscaping Services

The Regulations Regarding Urban Landscape implemented on June 22, 1992, amended on January 8, 2011 and March 1, 2017 by the PRC State Council and the Measures on the Administration of Qualifications of Urban Landscaping Enterprises (“Urban Landscaping Measures”) implemented on July 4, 1995, as amended on October 9, 2009, provide the following:

●	any enterprise that wishes to provide landscaping services must apply to the MOHURD’s local branch for an urban landscaping qualification, or ULQ certificate; and

●	if a landscaping enterprise wishes to provide landscaping service outside the province where it is registered, it must establish branches in such locales and submit its original ULQ certificate for filing with the MOHURD’s respective local branch.

While the Urban Landscaping Measures were abolished on February 18, 2016, the requirements are still being implemented by the MOHURD and its local branches in practice.

Local Regulations on Urban Landscaping Services

On August 7, 2006, the Construction Bureau of Henan implemented the Implementation Measures on the Administration of Qualifications of Urban Landscaping Enterprise in Henan. These measures require a newly-established landscaping enterprise to apply to the local construction administration for a temporary Class III qualification. The requirements for a temporary Class III qualification are the same as for a Class III qualification (except no requirement for experience). A temporary Class III qualification is valid for two years, after which, the local construction administration authority will issue a Class III qualification if the enterprise successfully passes an examination. Otherwise, the local construction administration authority will extend the temporary qualification term or withdraw the temporary Class III qualification. A ULQ certificate is subject to an annual inspection by the local construction administration authorities.

United States

Our operations in the United States will be subject to extensive regulations imposed and enforced by various federal, state, and local governing authorities. These regulations are complex and include building codes, land zoning and other entitlement restrictions, health and safety regulations, labor practices, marketing and sales practices, environmental regulations, and various other laws, rules, and regulations. Collectively, these regulations have a significant impact on the site selection and development of our properties, our design and construction techniques, our relationships with customers, employees, and suppliers, subcontractors, and many other aspects of our business.

C.	Organizational Structure

Xinyuan is a holding company established in the Cayman Islands that operates its business and operations through its subsidiaries. For its operations in each of the PRC and the United States, the Group has a local holding company which owns the operating entities. The Group establishes a separate entity for each development project. In addition, the Group has various subsidiaries which have been created for use in various future ventures. Please refer to Exhibit 8.1 to this Annual Report on Form 20-F for a listing of the Company’s subsidiaries, including country of incorporation. Please refer to Note 1 of our audited consolidated financial statements for the ownership percentages of these subsidiaries.

D.	Property, plant and equipment

Our headquarters and some of our subsidiaries are located in Beijing, China, where we lease approximately 7,820 square meters of office space. We also lease a total of approximately 10,596 square meters of office space in other cities where our subsidiaries are located, which includes approximately 1,383 square meters in Jinan, Shandong Province, 2,226 square meters in Suzhou, Jiangsu Province, 1,136 square meters in Kunshan, Jiangsu Province, 276 square meters in Xuzhou, Jiangsu Province, 4,268 square meters in Zhengzhou, Henan Province, 50 square meters in Xi’an, Shaanxi Province, 776 square meters in Changsha, Hunan Province, 367 square meters in New York and 115 square meters in Malaysia.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating Results

Overview

Since our inception in 1997, we have completed 47 projects with total GFA of 7,105,149 square meters. As of December 31, 2017, we had 28 projects in 14 cities in China and the United States with estimated total GFA of 5,162,576 square meters under construction and planning, of which 19 projects with estimated total GFA of 3,126,063 square meters were under construction. As of December 31, 2016, we had 24 projects in 11 cities in China and the United States with estimated total GFA of 4,138,924 square meters under construction and planning, of which 17 projects with estimated total GFA of 3,566,254 square meters were under construction. As of December 31, 2015, we had sold all of the certain land parcels in Reno, Nevada and condominium units in Irvine, California. In December 31, 2014, we also completed our acquisition of a Malaysian company, which owns offshore landfill reclamation rights for a total area of 170 acres (approximately 687,966 square meters). In January 2016, we acquired a parcel of land in midtown Manhattan with GFA of approximately 10,235 square meters. In August 2016, we acquired another parcel of land in the Flushing neighborhood of Queens, New York with GFA of approximately 30,112 square meters. On March 21, 2018, we acquired from ED Group, a 50% equity stake in MDL, the developer of the Madison Project, via our wholly-owned subsidiary Xinyuan International (HK) Property Investment Co., Limited for a total consideration of GBP29.5 million equivalent to US$41.4 million. The Madison Project site extends to 0.38 hectares (or approximately 0.94 acres) and is located adjacent to Canary Wharf, one of Europe's largest commercial centers. The planning permission was granted in March 2015 for the site to develop a 53-story building comprised of 423 residential apartments, including 319 private apartments and 104 affordable apartments, with approximately 425 square meters of community facilities. Construction is currently underway and completion of the project is expected to occur during for the third quarter of 2020. To date, approximately 40% of the private apartments have been pre-sold and 100% of the affordable apartments have been pre-sold.

Our total revenue, derived primarily from sales of residential real estate, was US$1,164.3 million in 2015, US$1,561.6 million in 2016, and US$1,976.9 million in 2017. Our net income was US$66.5 million, US$79.5 million, and US$80.1million, respectively, for the same periods. We acquire land in China primarily through auctions of government land, direct negotiation and acquisition of landowning entities. These acquisition methods allow us to obtain unoccupied land with unencumbered land use rights, which in turn enables us to save the time and expenses associated with protracted legal processes to obtain title, demolition and re-settlement and to commence construction quickly.

The most significant factors that directly or indirectly affect our financial performance and results of operations are:

●	Economic growth and demand for residential property in China and, since 2012, in the United States;

●	PRC government policies and regulations, including tax guidelines and lending policies for the real estate sector;

●	Location, number and type of our property developments;

●	Availability and cost of financing;

●	Acquisition of quality land use rights or title to quality properties in our target markets;

●	Changes in the price of raw materials and labor costs; and

●	Our execution capability to support business expansion.

Principal Factors Affecting Our Results of Operations

Economic growth and demand for residential property in China and since 2012, in the United States

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the cities where we operate. As of December 31, 2017, 96.2% of the units in our completed projects have been sold. We have periodically experienced some volatilities in demand due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices, such as the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market announced by the General Office of the PRC State Council in February 2013 which, among others, requires an individual income tax at a rate of 20% on gains generated from the sale of a self-owned property (See “Item 4. Information on the Company — B. Business Overview — Regulation — China — Regulations on Real Estate Financing”). However, we expect continuing economic growth in China, rising disposable income levels and population growth in our target cities to support demand for residential properties over the next several years. If we continue to expand our business operations in the United States, trends and development in the U.S. economy, including developments in the United States housing markets, will become increasing important to our business and results of operations.

PRC government policies and regulations

Our business and results of operations are significantly affected by PRC government policies and regulations, particularly those that relate to land sales and development, project and consumer financing, property sales and transfers, property taxation and residential property prices.

In connection with the rapid rise in housing prices as the PRC real estate market recovered from the impact of financial crisis, the general office of PRC State Council issued the Circular of the General Office of the State Council on Accelerating the Stable and Smooth Development of Real Estate Market on January 7, 2010, which aimed to control the rapid increase in housing prices and cool down the real estate market. Among other matters, the circular reiterated that purchasers of a second residential property for their households must make down payments of no less than 40% of the purchase price, and that real estate developers who have received approval to sell property must commence sales within the mandated period at the price they have publicly announced. The circular also requested local governments to increase the effective supply of low income housing and ordinary commodity housing and instructed the PBOC and the CBRC to tighten the supervision of bank lending to the real estate sector.

The General Office of the PRC State Council implemented the Circular on Issues Relevant to Improving the Regulation and control of the Real Property Market on January 26, 2011, which provided, among other things, that for a household purchasing a second residential household property utilizing mortgage financing, the down payment must be at least 60% of the purchase price, and the interest rate for the mortgage on the second residential household property must be at least 1.1 times the benchmark interest rate; and in February 2016, the minimum down payment for a second residential household property with unsettled loans decreased to 30% of the purchase price; in municipalities, the capital city of each province, and other cities where housing prices are too high, a local resident household having one residential household property, or a non-local resident household which is able to provide required certificates as to payment of income tax and social insurance contributions for a certain number of years, may only purchase one additional residential property; for a local resident household already having two or more residential property, or a non-local resident household that already has one or more residential properties or is unable to provide the requisite certificates, the purchase of any residential property in the local area is not permitted. Localities that have already implemented their own policies on limiting the purchase of residential properties must bring those policies in line with the abovementioned principle as soon as possible. Municipalities, capital cities of each province, and other cities where housing prices are too high must promulgate policies to limit the purchase of residential properties.

In accordance with the Notice of the MOHURD and the SAFE on Further Regulating the Administration of Houses Purchase by Overseas Entities and Individuals implemented on November 4, 2010, except as otherwise provided in the law, an overseas individual may only purchase one house unit for personal residence, and an overseas entity establishing domestic branches or representative offices may only purchase non-residential houses in the city of registration for business purposes.

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

On August 19, 2015, six PRC regulatory agencies, including the MOHURD and the SAFE, implemented Circular 122 which, among other things, allows the branches and representative offices of foreign enterprises established in China (except enterprises that are approved to conduct real estate business in China), and foreign individuals who work or study in China to purchase commodity houses for the purposes of self-use or self-living.

On March 7, 2016, during the National People’s Congress and the Chinese Political Consultative Conference, the All-China Federation of Industry and Commerce made a proposal concerning propelling relief of real estate inventory. The proposal includes suggestions such as introducing real estate trusts and using individual income tax to charge against interest of housing loans among other things.

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

On September 24, 2015, PBOC and CBRC jointly issued the Circular on Issues Concerning Further Improving Differentiated Housing Loan Policies, which provided that in the cities without restrictive measures for house purchase, the minimum down payment ratio shall be 25% or higher for the first home buyers who use the commercial individual housing loans.

On February 1, 2016, the PBOC and the CBRC jointly issued Circular of the People’s Bank of China and the China Banking Regulatory Commission on Issues Concerning Adjusting the Individual Housing Loan Policies. It provides that in the cities without restrictive measures for house purchase, the minimum down payment ratio, in principal, shall be 25% for the first home buyers who use the commercial individual housing loans common, and the said percentage may be lowered by 5% in different regions; with respect to second home buyers with unsettled house purchase loans who purchase for improving living conditions and use commercial individual housing loans, the minimum down payment ratio shall be at least 30%.

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

On February 17, 2016, the MOF, the SAT and the MOHURD jointly issued Circular on Adjusting Deed Tax and Business Tax Policies for Real Estate Transactions. Regarding the deed tax, the Circular provides that for first home buyers purchasing the only residence for their families (family members include the buyer, the buyer’s spouse and under-age children, as applicable hereinafter) with an area of 90 square meters or less, the deed tax is reduced to 1%; for a residence with an area of more than 90 square meters, the deed tax is reduced to 1.5%. For second home buyers purchasing a second residence with an area of 90 square meters or less, the deed tax is reduced to 1%; for residences with an area of more than 90 square meters, the deed tax is reduced to 2%. Regarding the business tax, the Circular provides that for any individual who sells his/her ordinary housing that is purchased and owned less than two years, full business tax is levied; for an individual who sells his/her ordinary housing purchased and owned not less than two years, the business tax is exempted. However, the Circular specifies that the polices regarding deed tax and business tax policies do not apply to Beijing, Shanghai, Guangzhou and Shenzhen, where the business tax for transfer of residences by individuals as stipulated in the Circular of the Ministry of Finance, and the State Administration of Taxation on Adjusting Business Tax Policies for Transfer of Residences by Individuals still apply. Furthermore MOF and State Administration of Taxation jointly implemented the Circular on Issues concerning the Taxation Basis for Deed Tax, House Property Tax, Land Value-added Tax and Individual Income Tax after the Pilot Collection of Value-Added Tax in Lieu of Business Tax on April 25, 2016 which deducts VAT from the taxation basis of Deed Tax, House Property Tax, Land Value-added Tax and Individual Income Tax.

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

Availability and cost of financing

Like other property developers, we require substantial capital investment for the acquisition of land use rights and the construction of our projects. Our ability to secure financing for such purposes affects the number of projects we are able to develop at any time. On January 18, 2010, the PBOC decided to tighten the credit supply by increasing the reserve requirement ratio for commercial banks by 0.5%, which was the first increase since June 2008. As of March 25, 2011, the PBOC raised the reserve requirement ratio for large commercial banks by 0.5% to 20%, and small and middle sized financial institutions by 0.5% to 16.5% and on June 20, 2011, the reserve requirement ratio was raised to its peak of 21.5% for large commercial banks and 18% for small and middle sized financial institutions. As of May 18, 2012, the reserve requirement ratios have been reduced to 20% for large commercial banks and 16.5% for small and middle sized financial institutions. As of February 4, 2015, the PBOC reduced the reserve requirement ratio by 0.5% to 19.5% for large commercial banks and to 16% for small and middle-sized financial institutions. On April 19, 2015, the PBOC further reduced the reserve requirement ratio for large commercial banks by 1% to 18.5%, and small and middle sized financial institutions by 1% to 15% in order to free up more credit in China, effective from April 20, 2015. On February 29, 2016, the PBOC further reduced the reserve requirement ratio for large commercial banks by 0.5% to 16.5%, and small and middle sized financial institutions by 0.5% to 13% in order to free up more credit in China, effective from March 1, 2016. Notwithstanding the recent reduction in the reserve requirement amount, any future increases in the reserve requirement ratio will reduce the amount of commercial bank credit available to businesses in China and may affect our ability to obtain sufficient funding from banks to finance our business expansion. The cost of our financing also affects our operating results. We typically obtain bank borrowings for up to 65% of the cost of our land use rights to fund PRC project developments after we receive the required permits. Interest rates on our commercial bank borrowings vary and are linked to benchmark lending rates published by the PBOC, which fluctuate from time to time.

In 2007, we issued US$75 million principal amount of floating rate notes, which bore interest at a variable rate based on LIBOR plus 6.8% per annum, and US$25 million principal amount of convertible notes, which bore interest at 2% per annum. These notes were paid in full in April 2010, at which time we issued US$40 million principal amount of a 3-year term guaranteed senior secured note (the “Guaranteed Senior Secured Note”) which bore interest at 15.6% per annum. The Guaranteed Senior Secured Note was paid in full prior to its maturity on April 15, 2013. In May 2013, we issued US$200 million aggregate principal amount of our 13.25% Senior Notes (the “May 2018 Senior Secured Notes”) which bear interest at a rate of 13.25%, which was subsequently redeemed early in October 2016 for an aggregate payment of US$206,237,340 with loss on extinguishment of debt of US$12,123,750 (see “Loss on extinguishment of debt” below). We issued and sold the 5% Convertible Note in the aggregate principal amount of US$75,761,009, which was subsequently redeemed early in November 2014 on negotiated terms for an aggregate payment of US$86,272,849 with loss on extinguishment of debt of US$9,848,931. We also issued US$200 million aggregate principal amount of our 13% Senior Notes (the “June 2019 Senior Secured Notes”) which bear interest at 13% per annum, which was subsequently redeemed early in July 2017 for an aggregate payment of for an aggregate payment of US$215,456,000 (see “Loss on extinguishment of debt” below). In 2016, we issued US$300 million aggregate principal amount of our August 2019 Secured Notes which bear interest at 8.125% per annum. In 2017, we issued US$300 million aggregate principal amount of our February 2021 Senior Secured Notes which bear interest at 7.75% per annum and US$300 million aggregate principal amount of our November 2020 Senior Secured Notes which bear interest at 8.875% per annum. In March 2018, we issued US$200 million aggregate principal amount of our March 2020 Senior Secured Notes which bear interest at 9.875% per annum.

Since 2013, we have also obtained borrowings from trust companies, with interest rates up to 12.50%. In 2014 and 2015, we also obtained borrowings from non-controlling shareholders of certain of our subsidiaries with interest rates up to 12% and 11%, respectively. On December 28, 2015, Xinyuan China issued its first tranche of the onshore corporate bonds with an aggregate principal amount of US$154 million due on December 28, 2020 (the “First Tranche Bonds”) at a coupon rate of 7.5% per annum payable annually. On January 27, 2016, Xinyuan China issued a second tranche of onshore corporate bonds with an aggregate principal amount of US$107 million due on January 27, 2021 (the “Second Tranche Bonds”) at a coupon rate of 7.47% per annum payable annually. On March 14, 2016, Xinyuan China issued the third tranche of the onshore corporate bonds with an aggregate principal amount of US$77 million due on March 14, 2021 (the “Third Tranche Bonds”) at a coupon rate of 7.09% per annum payable annually. Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan (China) Real Estate, Ltd may adjust the applicable coupon rate and the holders have the right within a specified time period to require the company to repurchase the bonds following the company’s announcement of whether it intends to increase the interest rate. On August 15, 2016, Xinyuan China issued a new tranche of onshore corporate bonds with an aggregate principal amount of RMB1.5 billion (US$216 million) due on August 15, 2019 (the “New Tranche”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on August 15 of each year, commencing August 15, 2017. Upon the first anniversary of the issuance of the New Tranche, Xinyuan (China) Real Estate Ltd may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. We expect our interest costs to fluctuate in future periods as a result of changes in interest rates and the amount of our outstanding borrowings. On April 7, 2017, Xinyuan China issued a new second tranche of onshore corporate bonds with an aggregate principal amount of RMB1.13 billion (US$173 million) due on April 7, 2020 (the “New Second Tranche”) at a coupon rate of 8.2% per annum payable annually. Interest is payable on April 7 of each year, commencing April 7, 2018.

Acquisition of land use rights or title to properties in target markets

Our business model depends to a large extent on our ability to acquire land use rights for development sites and proceed quickly with construction to shorten our development cycle. As a consequence, we are frequently surveying the market for attractive development opportunities in our target cities. Under current regulations and market practice, land use rights for residential development purposes in China may be acquired from local governments through a competitive auction or other bidding process, in which the minimum reserve price is determined based on the appraised value. Land use rights may also be acquired in the secondary markets. We also utilize a negotiated land acquisition model, which involves deposits on certain lands that we are most interested in acquiring, which we believe will improve our chances of successfully acquiring desired land. For a description of this model, see “Item 4. Information on the Company — B. Business Overview — Our Property Development Operations in China — Opportunity Identification.” Land use rights prices vary significantly from city to city.

Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites increases, the auction mechanism tends to lead to higher prices. In 2015, 2016 and 2017, land use rights costs, including auction price and taxes, constituted 40.2%, 35.6%, and 39.7% respectively, of our costs of revenue. During 2017, we incurred an aggregate of US$846.1 million for land acquisitions in China, including deposits for potential acquisitions under the negotiated land acquisition model.

We acquire our developments sites or land held for sale in the United States generally through off-market transactions, including resales and distressed sales. During 2017, we did not purchase any new property in the United States.

On March 21, 2018, we acquired from ED Group, a 50% equity stake in MDL, the developer of the Madison Project, via our wholly-owned subsidiary Xinyuan International (HK) Property Investment Co., Limited for a total consideration of GBP29.5 million equivalent to US$41.4 million.

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

Our execution capability to support business expansion

Since 2006, we have been expanding our residential property development operations from Zhengzhou in Henan Province into other high growth cities, including Beijing, Shanghai, Tianjin, Xingyang in Henan Province, Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan and Qingdao in Shandong Province, Sanya in Hainan Province, Changsha in Hunan Province, Xi’an in Shaanxi Province, Suzhou, Kunshan and Xuzhou in Jiangsu Province and Zhuhai in Guangdong Province. We plan to expand into additional high growth cities as suitable opportunities arise. The development of real estate projects across additional high growth cities will impose significant demand on our management and other operational resources. Moreover, we will face increased competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of our targeted high growth cities has its own market conditions, customer requirements and local regulations related to the real estate industry. In addition, while our primary focus continues to be residential real estate markets in the high growth cities in China, we have expanded into the U.S. market. Our expansion in the U.S. market, which is significantly different from China in terms of market conditions, regulatory compliance requirement and customers, imposes significant demands on our management and other operational resources. In 2014, we acquired 100% of the shares of a Malaysian company, which owns offshore land fill development rights for a total areas of 170 acres (approximately 687,966 square meters). On March 21, 2018, we acquired from ED Group, a 50% equity stake in MDL, the developer of the Madison Project , via our wholly-owned subsidiary Xinyuan International (HK) Property Investment Co., Limited for a total consideration of GBP29.5 million equivalent to US$41.4 million. We have no development experience in Malaysia and England, nor have we ever engaged in landfill reclamation projects. Such expansion also imposes significant demands on our capital and management resources to develop and generate future revenues from projects. The success of our business expansion depends on our ability to develop, market and deliver quality development projects on time. In addition, the progress and costs of a development project can be adversely affected by many factors, such as delays in obtaining necessary licenses, permits or approvals from relevant government authorities, failure by local contractors to comply with our designs, specifications or standards, and disputes with our third-party contractors. As we are not permitted to commence pre-sales in China until we have reached certain milestones in the construction progress for a project, any significant delay in construction could restrict our ability to pre-sell our properties, which could extend the recovery period for our investments. This, in turn, could have an adverse effect on our cash flow, investment returns, results of operations and financial position.

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

	Year Ended December 31,
	2015		2016		2017
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Real estate sales	1,134,467	97.4	1,524,969	97.7	1,924,561	97.4
Real estate leasing	6,573	0.6	5,946	0.4	8,733	0.4
Real estate management services income	21,611	1.9	30,023	1.9	41,738	2.1
Other revenue	1,673	0.1	687	0.0	1,875	0.1
Total revenue	1,164,324	100.0	1,561,625	100.0	1,976,907	100.0

The impact of foreign exchange rate variances on reported revenues in U.S. dollars was an adverse 1.7% for the year ended December 31, 2017, compared to an adverse 6.6% for the year ended December 31, 2016. These variances were due to heightened appreciation of the RMB compared the U.S. dollar during 2017 as compared to 2016.

Real estate sales

Real estate sales represent revenues from the sales of residential properties we develop and acquire. Throughout this annual report, real estate sales are stated net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$67.0 million, US$30.1 million, and US$21.7 million for 2015, 2016 and 2017, respectively. Beginning May 1, 2016, a value added tax instead of the business tax was levied on the relevant contracted sales value at the rate of 5% or 11%.

In the years ended December 31, 2015, 2016, and 2017, we recognized all our real estate sales revenues in China under the percentage of completion method. For the years ended December 31, 2015, 2016, and 2017, all the revenues from projects in the U.S. were recognized under the full accrual method.

Our real estate sales revenue for 2017 increased significantly principally due to the impact of sales of units in new projects, especially Zhengzhou International New City I, Henan Xin Central II, Zhengzhou International New City II and Zhengzhou International New City III, launched in the second half of 2016 and 2017.

Real estate leasing

Real estate leasing revenues represent the income from the rental of ancillary facilities, including a retail property, parking facilities, kindergartens, elementary schools, and clubhouses in a number of our developments.

Real estate management service

Real estate management services income is recognized ratably as services are provided over the term of the property management agreements.

Other revenue

Other revenue consists primarily of fees received for our property management services, landscaping and computer network engineering and other real estate-related services that we provide to residents and purchasers of our residential units.

Costs of revenues

The following table sets forth a breakdown of our costs of revenues for the period indicated:

	Year Ended December 31,
	2015		2016		2017
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Cost of real estate sales
Land use rights costs	340,168	38.2	428,260	35.6	602,399	39.7
Construction costs	526,075	59.0	746,312	62.0	871,668	57.4
Total cost of real estate sales	866,243	97.2	1,174,572	97.6	1,474,067	97.1

Cost of real estate leasing	3,956	0.4	3,683	0.3	11,006	0.7
Cost of real estate management services	19,443	2.2	24,281	2.0	31,647	2.2
Other costs	1,692	0.2	1,100	0.1	559	–
Total Costs of revenues	891,334	100.0	1,203,636	100.0	1,517,279	100.0

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

Land use rights cost. Land use rights costs include the amount we pay to acquire land use rights for our property development sites in China, plus taxes, and the amount we pay to acquire land for our property development in the United States, plus taxes. We acquire our development sites in the PRC mainly by auctions of government land, direct negotiation and acquisition of land-owning entities. We acquired our development sites or land held for sale in the United States generally through off-market transactions, including resale and distressed sales. Our land use rights costs for different projects vary according to the size and location of the site and the minimum reserve price for the site, all of which are influenced by government policies, as well as prevailing market conditions. Our land use rights costs have increased in the past few years due to several factors including geographic expansion into certain higher priced markets, generally rising prices in each of our served markets, and increased competition from a growing number of bidders at government land auctions.

Construction costs. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for flexible payments which cover substantially most of all labor, materials, fittings and equipment costs, subject to adjustments for certain prescribed contingencies, such as design changes during the construction process or changes in government-suggested steel prices or cement prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we directly purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$56.8 million, US$103.4 million and US$139.3 million for 2015, 2016 and 2017, respectively.

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

Our determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risk associated with the assets and related estimated cash flows. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows. In accordance with our accounting policies, we consider on a quarterly basis whether indicators of impairment of long-lived assets are present. See also “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies — Real estate properties development completed and under development” for our policy on impairment of long-lived assets.

For the years ended December 31, 2015, 2016 and 2017 we did not recognize any impairment for our active projects, consisting of projects under construction or planning or completed or held for lease.

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

As of December 31, 2017, we employed 95 full-time sales and marketing personnel. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

•	staff salaries and benefits, quarterly and annual bonuses, and stock-based compensation;

•	traveling and office expenses;

•	professional fees, such as audit and legal fees; and

•	other expenses.

Interest Income

Interest income represents interest earned on mainly on our bank balances.

Interest Expenses

Interest expense includes (i) interest paid on our bank borrowings and other indebtedness, mainly including our US$75.7 million principal amount of our Convertible Note issued in September 2013 (which was redeemed early in November 2014 on negotiated terms), US$200 million principal amount of our June 2019 Senior Secured Notes issued in December 2013 (which was redeemed early in July 2017), US$300 million principal amount of our August 2019 Senior Secured Notes, US$300 million principal amount of our February 2021 Senior Secured Notes, US$300 million principal amount of our November 2020 Senior Secured Notes, US$338 million principal amount of our public onshore bonds, US$216 million principal amount of our non-public onshore bonds, and US$246.8 million principal amount from loans from non-controlling shareholders of certain of our subsidiaries, (ii) amortization of debt issuance cost, and (iii) interest expense on capital leases.

Except for U.S. dollar-denominated borrowings from the following: US$99.3 million from The Bank of East Asia, US$48.5 million from Fortress Credit Co. LLC, US$60.0 million from Kent EB-5. LLC, and US$26.6 million from The Bank of Ozarks, all of our borrowings are granted by PRC commercial banks or financing institutions and denominated in RMB. Our senior secured notes (see below) are also denominated in U.S. dollar. Interest rates on our long-term PRC bank borrowings are typically variable and linked to benchmark rates published by the PBOC. Our weighted average interest rate on short-term bank loans and other debt as of December 31, 2017 was 7.67%. As of December 31, 2017, the PBOC benchmark rate for a one-year loan was 4.35% per annum and those for loans of more than one year ranged from 4.75% to 4.9% per annum. The above-mentioned borrowings from oversea branches of PRC banks are secured by RMB deposits in PRC banks’ local branches and bear interest rates ranging from LIBOR plus 1.1% to LIBOR plus 1.25%.

The August 2019 Senior Secured Notes in the principal amount of US$300 million bear interest at the fixed rate of 8.125% per annum. The February 2021 Senior Secured Notes in the principal amount of US$300 million bear interest at a fixed rate of 7.75% per annum. The November 2020 Senior Secured Notes in the principal amount of US$300 million bear interest at a fixed rate of 8.875% per annum. Until redeemed, the May 2018 Senior Secured Notes in the principal amount of US$200 million bore interest at the fixed rate of 13.25% per annum, the June 2019 Senior Secured Notes in the principal amount of US$200 million bore interest at the fixed rate of 13.0% per annum and the Convertible Note in the principal amount of US$75.7 million bore interest at the fixed rate of 5.0% per annum (see “Loss on extinguishment of debt” below). The loans from non-controlling shareholders of certain of our subsidiaries amount to US$246.8 million and bear interest at rates of up to 8.5% per annum.

For the year ended December 31, 2017, out of total interest costs incurred, US$66.2 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2017 Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$203.5 million for the year of 2017, including US$197.4 million of interest on loans and notes, US$4.4 million of amortization of debt issuance costs and US$1.7 million of amortization of aircraft finance lease related interest.

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

Share of Loss of Equity Investee

On October 21, 2013, the Group acquired a 51% equity interest in Shaanxi Zhongmao. The Group and the other remaining shareholder exercises joint control over Shaanxi Zhongmao. The purpose of the joint venture is to undertake residential property development projects in Xi’an, Shaanxi Province. On February 23, 2016, upon the amendment of the articles of association, the Company obtained control over Shaanxi Zhongmao, which was previously accounted for as equity method investee.

As of December 31, 2016 and 2017, the Group has a 1.85% investment in Zhengzhou Lianhe Real Estate Co., Ltd. The Group does not exercise significant influence over Zhengzhou Lianhe Real Estate Co., Ltd. and therefore, the Group accounts for the investment under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible.

On January 11, 2016, the Group together with two other entities established a joint venture called Shenzhen Zhong An Financial Lease Co., Ltd. (“Shenzhen Zhong An”), in which the Group holds a 25% equity interest. The purpose of the joint venture is to undertake financial lease businesses. For the year ended December 31, 2017, dividend received amounted to US$137,737 (2015: nil; 2016: nil).

On November 3, 2016, the Company together with two third parties established Zhengzhou Xinci Health Service Co., Ltd. (“Zhengzhou Xinci”) to provide health service in Zhengzhou, in which the Company holds a 60% equity interest and injected capital amounted US$1,290,135 in 2017. Based on the articles of association, Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over Zhengzhou Xinci’s operation and financial decisions and accounted for it as an equity method investment.

On January 9, 2017, the Company set up a limited partnership, Shenzhen Qianhai Jingjie City Renewal Investment Partnership (“Shenzhen Qianhai”), with third parties and made a capital injection of US$8,118,800. Shenzhen Qianhai will focus on investment in real estate renewal projects in Shenzhen city. The Company has significant influence over Shenzhen Qianhai operating and financial decisions and accounted for it as an equity method investment.

On January 18, 2017, the Group acquired 51% equity interest in Zhengzhou Hangmei. Zhengzhou Hangmei, a consolidated subsidiary, holds a 3.75% equity interest of Zhengzhou Taike Real Estate Co., Ltd. amounting to US$738,073. The Group does not exercise significant influence over Zhengzhou Taike Real Estate Co., Ltd. and therefore, the Group accounted for the investment under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible.

On April 19, 2017, the Company signed an agreement to acquire up to 70% equity interest of Qingdao Huiji Zhihui City Industrial Development Co., Ltd. (“Qingdao Huiju”), which is developing a real estate project in Qingdao city from Beijing Huiju Technology Industry Development Co., Ltd., a non-affiliated company for a consideration of US$505 million. As of December 31, 2017, US$413,210,492 had been paid in exchange for 49% equity interest that has been transferred to the Company. Based on the articles of association, the Company cannot exercise control of Qingdao Huiju until it acquires the entire 70% equity interest, but has the ability to exercise significant influence over Qingdao Huiju’s operating and financial decisions and accounted for it as an equity method investment.

On September 4, 2017, the Company with two non-affiliated companies, established a limited partnership, Wuhu Penghong Investment Center (Limited Partnership) (“Wuhu Penghong”), in which the Company and the other two partners each invested US$30.6 million, US$91.8 million and US$3.1 million in cash, respectively. The other two partners hold substantive participating rights whereas the Company only exercises significant influence, and therefore, accounted for its investment in Wuhu Penghong under the equity method. On September 8, 2017, Wuhu Penghong acquired 90.57% equity interest of Guangzhou Huanglong Information Technology Co., Ltd. (“Guangzhou Huanglong”) for a total cash consideration of US$19.7 million.

On December 27, 2017, the Company with a non-affiliated company, established a limited partnership, called Wuhu Penghua Tenth Investment Center (Limited Partnership) (“Wuhu Penghua”), where the Company and the other partner invested US$367.3 million and US$153.0 million in cash, respectively. The other partner holds substantive participating rights whereas the Company only exercises significant influence, and therefore, accounted for its investment in Wuhu Penghua under the equity method. In December 2017, Wuhu Penghua and the Company made capital contributions amounting to US$6.9 million and US$0.8 million, representing a 90% and 10% equity interest in Chengdu Xinyuan Renju Enterprise Management Co., Ltd. (“Chengdu Renju”), respectively. The Company exercises significant influence and accounted for its investment in Chengdu Renju using equity method.

As of December 31, 2017, the Group’s investment in the investees in the aggregate exceeded its proportionate share of the net assets of the equity method investee by nil (December 31, 2016: nil). This difference, if any, represents equity method goodwill and therefore, is not amortized. For the year ended December 31, 2017, the Group recognized investment loss amounting to US$1,710,070 (2015: gain 2,234,635; 2016: loss 324,612). As of December 31, 2016 and 2017, management noted no indicators of impairment related to these investments.

Loss on Extinguishment of Debt

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

On July 10, 2017, the Company redeemed the June 2019 Senior Secured Notes for a total redemption amount of US$215,456,000 consisting of the entire outstanding principal balance, interest to the redemption date and debt redemption price amounting to US$200,000,000, US$2,456,000 and US$13,000,000 (equal to the 6.5% of the outstanding principal amount), respectively. The Company recognized loss on extinguishment of debt amounting to US$15,879,702, consisting of both the debt redemption price amounting to US$13,000,000 and unamortized deferred debt issuance costs amounting to US$2,879,702. The Company funded the redemption using the proceeds from the issuance of its February 2021 Senior Secured Notes.

Income Taxes

The following table sets forth the components of income taxes for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Corporate income tax	48,524	92.4	70,286	81.5	103,302	91.3
Land appreciation tax	23,223	44.2	33,254	38.5	40,204	35.6
Deferred tax expense (benefit)	(19,236)	(36.6)	(17,292)	(20.0)	(30,389)	(26.9)
Income taxes	52,511	100.0	86,248	100.0	113,117	100.0

For an explanation of deferred tax expense (benefit), see Notes 2(v) and 14 of the consolidated financial statements included elsewhere in this annual report on Form 20-F. For a discussion of corporate income tax and land appreciation tax, see below.

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

We have made provision for the corporate income tax, or CIT, payable by our PRC subsidiaries based on the statutory income tax rate of 25%, after appropriate adjustments to our taxable income used in the calculation. The difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis had been treated as an unrecognized tax benefit under ASC 740-10 “ Income Tax,” or ASC 740-10, which has a balance of US$31.2 million as of December 31, 2017. The current year movement in ASC 740-10 liability of US$0.0, was recognized as a reduction of unrecognized tax benefits due to expiration of a three year statute of limitations period in Henan Xinyuan Real Estate Co., Ltd., and the movement of US$0.08 million was recognized as a reduction of unrecognized tax benefits due to the availability for taxation deduction in 2017. The addition of US$10.8 million in 2017 mainly relates to the deemed interest income from subsidiaries of the Company.

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

On May 30, 2014, the Modern City project developed by Henan Xinyuan Real Estate Co., Ltd., completed the LAT final settlement with the local tax bureau. We received a tax clearance certificate, which confirmed that our accrual under the deemed profit method was adequate and there was no additional tax adjustments assessed by the local tax bureau as of May 30, 2014. Based on the above, management performed a reassessment and concluded that the likelihood of the deemed profit method being overturned is only reasonably possible, and accordingly reversed the LAT liability accrued for the project amounting to US$16.2 million as of December 31, 2014. Our estimate for the reasonably possible contingency for LAT related to the Modern City project amounted to US$16.2 million and US$16.2 million, respectively, as of December 31, 2015 and December 31, 2016. The statute of limitation has lapsed as of May 30, 2017 and therefore, there is no related contingency as of December 31, 2017.

For the years ended December 31,2017, we have made provision for LAT with respect to properties sold up to December 31, 2017 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

Share-based Compensation Expense

We have three share-based compensation plans: (1) our 2007 long-term incentive plan, (2) our 2014 Restricted Stock Unit Plan and (3) our 2015 incentive plan. Under our 2007 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10,000,000 common shares. As of December 31, 2017, 2,194,000 shares remained eligible for future grants under the plan. Under our 2014 Restricted Stock Unit Plan, we have granted 7,926,068 restricted common shares to employees and directors that vest ratably over a three year service vesting period. Under our 2015 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 20,000,000 common shares. As of December 31, 2017, 14,757,008 shares remained eligible for future grants under the plan.

We charged compensation cost of US$4.9 million, US$7.8 million and US$4.9 million as of December 31, 2015, December 31, 2016 and December 31, 2017 in the general and administrative expenses. For a description of the grants under each of the plans, see Note 15 of the consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents a summary of our consolidated statements of comprehensive income by amount and as a percentage of our total revenue during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2015		2016		2017
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue	1,164,324	100.0	1,561,625	100.0	1,976,907	100.0
Costs of revenue	(891,334)	(76.6)	(1,203,636)	(77.1)	(1,517,279)	(76.8)
Gross profit	272,990	23.4	357,989	22.9	459,628	23.2
Selling and distribution expenses	(52,126)	(4.5)	(58,214)	(3.7)	(75,724)	(3.8)
General and administrative expenses	(115,329)	(9.9)	(120,416)	(7.7)	(136,845)	(6.9)

Operating income	105,535	9.0	179,359	11.5	247,059	12.5
Interest income	24,504	2.1	20,917	1.3	16,859	0.9

Interest expense	(20,281)	(1.7)	(29,857)	(1.9)	(66,153)	(3.3)
Exchange gains	403	–	459	–	757	–
Other income	5,944	0.5	4,540	0.3	2,326	0.1
Share of gain/(loss) of equity investees	2,235	0.2	(325)	–	(1,710)	(0.1)
Loss on extinguishment of debt	–	–	(12,124)	(0.8)	(15,880)	(0.8)
Net realized gain on short-term investments	603	0.1	2,506	0.2	7,874	0.4
Unrealized gain on short-term investments	49	–	235	–	2,096	0.1
Income from operations before income taxes	118,992	10.2	165,710	10.6	193,228	9.8
Income taxes	(52,511)	(4.5)	(86,248)	(5.5)	(113,117)	(5.7)
Net income	66,481	5.7	79,462	5.1	80,111	4.1
Net loss/(income) attributable to non-controlling interest	1	–	(6,485)	(0.4)	(16,484)	(0.8)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	66,482	5.7	72,977	4.7	63,627	3.3

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue

Revenue increased by US$ 415.3 million, or 26.6%, to US$ 1,976.9 million for the year ended December 31, 2017 from US$1,561.6 million for the year ended December 31, 2016.

Real estate sales

Revenue from real estate sales increased by US$399.6 million, or 26.2%, to US$ 1,924.6 million for the year ended December 31, 2017 from US$1,525.0 million for the year ended December 31, 2016, principally due to the revenue from the sales of units in new projects, especially Zhengzhou International New City I, Henan Xin Central II, Zhengzhou International New City II and Zhengzhou International New City III, launched in the second half of 2016 and 2017.

Revenues related to the projects in the United States are recognized under the full accrual method. For the year ended December 31, 2016, revenue was recognized in the amount of US$152.0 million for the sale of 106 of 216 finished condominium units located in Brooklyn, New York. For the year ended December 31, 2017, revenue was recognized in the amount of US$98.8 million for the sale of 66 of 216 finished condominium units located in Brooklyn, New York.

The following table sets forth the percentage of completion, the percentage sold and related revenues for our pre-sold projects recognized under the percentage of completion method in China and our project recognized under the full accrual method in the United States for each of the years ended December 31, 2016 and 2017. For information regarding revenue recognition under the percentage of completion and the full accrual methods, see “Critical Accounting Policies,” below.

Project	Total GFA	Percentage Complete as of December 31, (1)		Percentage Sold (2) Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2016	2017	2016	2017	2016		2017
	m2%		%	%	%	US$	% (3)	US$	% (4)
Chengdu Segment
Chengdu Xinyuan Splendid I	231,032	100.0	100.0	96.9	98.7	2,418,696	0.2	3,277,190	0.2
Chengdu Xinyuan Splendid II	217,009	100.0	100.0	99.9	99.9	–	–	–	–
Chengdu Thriving Family	212,955	92.5	98.8	35.0	54.7	74,071,054	4.9	75,776,980	3.9
Jiangsu Segment
Suzhou International City Garden	204,872	100.0	100.0	99.5	99.5	(182,921)	–	–	–
Suzhou Lake Splendid	198,113	100.0	100.0	100.0	100.0	209,554	–	–	–
Suzhou Colorful Garden	81,506	100.0	100.0	100.0	100.0	–	–	–	–
Suzhou Xin City	127,212	100.0	100.0	100.0	100.0	1,513,671	0.1	(723)	–
Suzhou Lake Royal Palace	169,665	99.3	99.8	77.8	99.7	117,515,700	7.7	45,277,469	2.4
Kunshan International City Garden	497,938	100.0	100.0	99.8	99.6	636,469	–	(633,568)	–
Kunshan Royal Palace	280,597	95.5	97.1	86.8	98.6	158,197,784	10.4	55,669,160	2.9
Kunshan Xindo Park	89,004	63.3	88.6	32.2	77.9	52,967,379	3.5	124,673,011	6.5
Xuzhou Colorful Garden	101,821	100.0	100.0	99.1	99.9	–	–	–	–
Xuzhou Colorful City	130,170	81.3	87.0	54.4	86.5	18,759,154	1.2	59,402,970	3.1
Shandong Segment
Jinan International City Garden	263,771	100.0	100.0	99.6	99.6	7,256	–	–	–
Jinan Xinyuan Splendid	572,234	99.4	99.9	99.0	99.1	7,054,673	0.5	4,944,387	0.3
Shandong Royal Palace	451,345	71.5	79.1	38.6	65.7	99,227,124	6.5	145,902,697	7.6
Jinan Xin Central	194,410	72.6	94.6	47.0	67.9	63,316,167	4.1	101,339,505	5.3
Henan Segment
Zhengzhou Xinyuan Colorful Garden	191,891	100.0	100.0	100.0	100.0	–	–	–	–
Zhengzhou Finance Square	67,225	100.0	100.0	100.0	100.0	–	–	–	–
Zhengzhou Modern City	231,904	100.0	100.0	100.0	100.0	(603,643)	–	(148,385)	–
Zhengzhou Royal Palace	135,877	99.9	100.0	100.0	100.0	3,063,521	0.2	(549,872)	–
Zhengzhou Yipin Xiangshan Phase I	94,249	100.0	100.0	100.0	100.0	–	–	–	–
Zhengzhou Yipin Xiangshan Phase II	199,876	100.0	100.0	99.9	100.0	133,008	–	222,960	–
Zhengzhou Century East A	76,579	100.0	100.0	99.6	99.7	145,273	–	424,358	–
Zhengzhou Century East B	166,288	100.0	100.0	99.6	99.7	(102,515)	–	5,238,627	0.3
Zhengzhou Xin City	211,076	97.9	98.7	90.7	91.4	16,645,474	1.1	5,729,707	0.3
Henan Thriving Family	131,508	92.7	98.3	82.3	82.4	18,348,545	1.2	7,782,687	0.4
Henan Xin Central I	262,209	67.7	92.4	68.5	81.8	117,811,601	7.7	98,853,059	5.1
Xingyang Splendid I	117,352	77.1	77.8	74.6	76.5	8,357,507	0.5	6,157,025	0.3
Xingyang Splendid II	137,209	57.8	74.7	34.0	51.8	23,581,474	1.5	25,097,091	1.3
Xingyang Splendid III	121,125	–	50.5	–	66.7	–	–	39,132,341	2.0
Zhengzhou Xindo Park	144,432	78.0	90.1	37.8	72.7	36,438,721	2.4	66,730,545	3.5
Zhengzhou Fancy City I	166,686	62.3	86.9	72.6	86.3	71,189,705	4.7	67,559,936	3.5
Zhengzhou International New City I	360,713	31.9	50.1	12.0	79.8	24,367,819	1.6	225,681,339	11.7
Zhengzhou International New City II	176,037	–	52.8	–	77.8	–	–	139,183,850	7.2
Zhengzhou International New City III	222,150	–	44.8	–	33.0	–	–	60,974,122	3.2
Zhengzhou Fancy City II (South)	84,064	56.8	74.8	54.6	87.7	43,186,664	2.8	48,044,275	2.5
Zhengzhou Fancy City II (North)	108,458	–	33.6	–	27.0	–	–	13,204,346	0.7
Henan Xin Central II	109,712	45.6	65.4	8.0	75.5	6,303,623	0.4	77,889,591	4.0
Anhui Segment
Hefei Wangjiang Garden	145,455	100.0	100.0	100.0	100.0	–	–	–	–
Beijing Segment
Beijing Xindo Park	133,051	100.0	99.9	83.2	83.2	23,722,289	1.6	(459,234)	(0.1)
Changsha Segment
Changsha Xinyuan Splendid	251,639	89.2	93.2	49.4	74.6	105,494,573	6.9	76,830,027	4.0
Changsha Mulian Royal Palace	91,196	–	66.4	–	59.5	–	–	56,669,045	2.9
Sanya Segment
Sanya Yazhou Bay No.1	117,584	85.9	93.1	9.1	42.2	12,699,957	0.8	87,304,257	4.5
Shanghai Segment
Shanghai Royal Palace	57,770	100.0	99.8	62.0	62.5	100,003,503	6.6	973,450	0.1
Tianjin Segment
Tianjin Spring Royal Palace	279,742	36.5	54.8	25.6	32.1	39,912,406	2.6	38,646,991	2.0
Xi'an Segment
Xi’an Metropolitan	290,555	94.1	98.5	47.0	61.8	126,550,015	8.3	63,283,295	3.3
US Segment
Northern Nevada Land Portfolio(5)	N/A	N/A	N/A	N/A	N/A	–	–	–	–
Lennox Project(6)	N/A	N/A	N/A	N/A	N/A	–	–	–	–
New York Oosten	30,855	N/A	N/A	N/A	N/A	152,007,123	10.0	98,476,295	5.1
Total	8,938,121					1,524,968,403	100.0	1,924,560,806	100.0

(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.

(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.

(3)	Percentage of all real estate sales revenues for the financial year, including revenues recognized under the percentage of completion method.

(4)	Percentage of all real estate sales revenues for the financial year, including revenues recognized under the percentage of completion method and under the full accrual method.

(5)	Northern Nevada Land Portfolio is a land portfolio, comprised of 325 finished lots and 185 acres of undeveloped land, at eight sites, in the northern Nevada region near the Reno-Spark metropolitan area. We had an opportunity to promptly resell several parcels and recognized revenue of US$0.8 million for the year 2015. All units were sold as of December 31, 2015.

(6)	The finished condominium project is located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters out of the total 72 units from a major United States developer in August 2012. For the year ended December 31, 2015, we resold 1 of 15 finished condominium units and recognized revenue in the amount of US$0.8 million. All units were sold as of December 31, 2015.

The following table sets forth the square meters sold and average selling price per square meter for each pre-sold project, each reportable segment and on a consolidated basis for each of the years ended December 31, 2016 and 2017:

Project	Year Ended December 31,
	2016			2017
	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m2	US$/m2	US$	m2	US$/m2
Chengdu region
Chengdu Xinyuan Splendid I	2,555,479	–	–	3,461,874	–	–
Chengdu Xinyuan Splendid II	13,205	–	–	–	–	–
Chengdu Thriving Family	79,008,200	81,660	968	72,686,004	36,773	1,711
Total	81,576,884	81,660	999	76,147,878	36,773	1,832
Jiangsu region
Suzhou International City Garden	17,774	25	711	–	–	–
Suzhou Lake Splendid	–	–	–	–	–	–
Suzhou Xin City	1,158,953	405	2,862	(562)	–	–
Suzhou Lake Royal Palace	111,902,762	38,196	2,930	46,243,377	16,634	2,780
Kunshan International City Garden	257,128	330	779	(471,707)	(400)	1,179
Kunshan Royal Palace	143,059,329	64,105	2,232	54,429,120	15,043	3,618
KunshanXindo Park	88,373,356	31,504	2,805	124,083,728	39,300	3,157
Xuzhou Colorful Garden	–	–	–	893,823	800	1,117
Xuzhou Colorful City	18,310,169	11,000	1,665	62,508,584	36,500	1,713
Total	363,079,471	145,565	2,494	287,686,363	107,877	2,667
Shandong region
Jinan International City Garden	248,185	–	–	240,383	–	–
Jinan Xinyuan Splendid	3,526,150	2,332	1,512	1,311,074	833	1,574
Shandong Royal Palace	115,564,954	102,608	1,126	176,219,489	100,794	1,748
Jinan Xin Central	72,593,212	47,307	1,535	74,197,290	41,151	1,803
Total	191,932,501	152,247	1,261	251,968,236	142,778	1,765
Henan region
Zhengzhou Royal Palace	(89,463)	–	–	80,030	–	–
Zhengzhou Modern City	601,795	714	843	200,209	171	871
Zhengzhou Yipin Xiangshan Phase II	64,157	266	241	28,893	–	–
Zhengzhou Century East A	143,085	34	4,208	448,263	21	1,541
Zhengzhou Century East B	91,678	79	1,160	5,533,731	12	1,438
Zhengzhou Xin City	(1,006,442)	(599)	1,680	3,755,764	300	1,620
Zhengzhou Thriving Family	1,083,975	498	2,177	961,189	301	1,173
Xingyang Splendid I	8,225,808	8,724	943	7,569,418	7,488	1,011
Xingyang Splendid II	39,632,208	47,194	840	24,741,970	26,999	916
Henan Xin Central I	161,574,449	127,088	1,271	48,032,287	41,900	1,146
Zhengzhou Xindo Park	38,471,271	39,303	979	64,916,527	55,500	1,170
Zhengzhou Fancy City I	103,205,094	76,608	1,347	32,313,816	24,126	1,339
Zhengzhou Fancy City II (South)	80,275,345	53,165	1,510	48,935,716	24,899	1,965
Zhengzhou International New City I	80,672,150	49,945	1,615	447,611,271	277,568	1,613
Henan Xin Central II	14,832,610	9,007	1,647	122,839,247	80,606	1,524
Xingyang Splendid III	–	–	–	86,947,811	81,825	1,063
Zhengzhou International New City II	–	–	–	296,506,856	145,737	2,035
Zhengzhou Fancy City II (North)	–	–	–	43,925,170	31,258	1,405
Zhengzhou International New City III	–	–	–	153,156,321	73,550	2,082
Total	527,777,720	412,026	1,281	1,388,504,489	872,261	1,592
Beijing region
Beijing Xindo Park	14,908,688	2,881	5,175	717,829	301	2,385
Hunan region
Changsha Xinyuan Splendid	108,423,470	105,602	1,027	79,203,951	49,585	1,597
Changsha Mulian Royal Palace	–	–	–	95,973,424	54,296	1,768
Total	108,423,470	105,602	1,027	175,177,375	103,881	1,686
Hainan region
Sanya Yazhou Bay No.1	8,196,064	5,391	1,520	93,783,382	38,660	2,426
Shanghai region
Shanghai Royal Palace	96,201,896	22,000	4,373	1,390,981	(108)	4,053
Tianjin region
Tianjin Spring Royal Palace	110,203,567	96,006	1,148	33,353,748	19,572	1,704
Xi’an region
Xi’an Metropolitan	107,380,513	90,439	1,187	58,456,861	40,992	1,426
U.S.
New York Oosten Project	152,007,123	12,180	12,480	98,476,295	8,634	11,406
Grand Total	1,761,687,897	1,125,997	1,565	2,465,663,437	1,371,621	1,798

Total square meters sold increased to 1,371,621 square meters for the year ended December 31, 2017 from 1,125,997 square meters for the year ended December 31, 2016. The increase was mainly due to five new projects launched in 2017.

The overall aggregate average selling price per square meter for the year ended December 31, 2017 increased to US$1,798 from US$1,565 for the year ended December 31, 2016 primarily due to stronger pre-sales of higher margin saleable units that occurred in 2017. Total revenues increased by 26.6% to US$ 1,976.9 million from US$1,561.6 million in 2016, principally due to the revenue from the sales of units in new projects, especially Zhengzhou International New City I, Henan Xin Central II, Zhengzhou International New City II and Zhengzhou International New City III, launched in the second half of 2016 and 2017.

Chengdu region. Total square meters in this region sold for the year ended December 31, 2017 decreased to 36,773 square meters from 81,660 square meters for the year ended December 31, 2016, primarily due to reductions of saleable units of Chengdu Thriving Family. The average selling price per square meter for the year ended December 31, 2017 increased to US$1,832 from US$999 for the year ended December 31, 2016, resulting from the increment in high margin units available for sale.

Jiangsu region. Total square meters sold for the year ended December 31, 2017 decreased to 107,877 square meters from 145,565 square meters for the year ended December 31, 2016, mainly due to reductions of saleable units of Suzhou Lake Royal Palace and Kunshan Royal Palace. The average selling price per square meter for the year ended December 31, 2016 slightly increased to US$2,667 from US$2,494 for the year ended December 31, 2016.

Shandong region. Total square meters sold for the year ended December 31, 2017 decreased to 142,778 square meters from 152,247 square meters for the year ended December 31, 2016, mainly due to reductions of saleable units of Jinan Xin Central. The average selling price per square meter for the year ended December 31, 2017 increased to US$1,765 from US$1,261 for the year ended December 31, 2016, which is attributable to the positive market momentum in high-growth tier I and tier II cities.

Henan region. Total square meters sold for the year ended December 31, 2017 increased to 872,261 square meters from 412,026 square meters for the year ended December 31, 2016, mainly due to increased sales of Zhengzhou International New City I and newly launched pre-sales of Xingyang Splendid III, Zhengzhou International New City II, Zhengzhou Fancy City II (North) and Zhengzhou International New City III, partially offset by the reductions of saleable units of Henan Xin Central I. The average selling price per square meter for the year ended December 31, 2017 increased to US$1,592 from US$1,281 for the year ended December 31, 2016, which is attributable to the positive market momentum in high-growth tier I and tier II cities.

Beijing region. Total square meters sold for the year ended December 31, 2017 decreased to 301 square meters from 2,881 square meters for the year ended December 31, 2016, mainly due to reductions of saleable units of Beijing Xindo Park. The average selling price per square meter for the year ended December 31, 2017 decreased to US$2,385 from US$5,175 for the year ended December 31, 2016, resulting from the reduction in high margin units available for sale.

Hunan region. Total square meters sold for the year ended December 31, 2017 decreased to 103,881 square meters from 105,602 square meters for the year ended December 31, 2016, mainly due to reductions of saleable units of Changsha Xinyuan Splendid, partially offset by newly launched pre-sales of Changsha Mulian Royal Palace. The average selling price per square meter for the year ended December 31, 2017 increased to US$1,686 from US$1,027 for the year ended December 31, 2016, which is attributable to the positive market momentum in high-growth tier I and tier II cities.

Hainan region. Total square meters sold for the year ended December 31, 2017 increased to 38,660 square meters from 5,391 square meters for the year ended December 31, 2016, mainly due to the positive market in Sanya. The average selling price per square meter for the year ended December 31, 2017 increased to US$2,426 from US$1,520 for the year ended December 31, 2016, resulting from the increment in high margin units available for sale.

Shanghai region. Total square meters sold for the year ended December 31, 2017 decreased to (108) square meters from 22,000 square meters for the year ended December 31, 2016, mainly due to reductions of saleable units of Shanghai Royal Palace and sales returns from previous transactions outpacing new sales.

Tianjin region. Total square meters sold for the year ended December 31, 2017 decreased to 19,572 square meters from 96,006 square meters for the year ended December 31, 2016, mainly due to reductions of saleable units of Tianjin Spring Royal Palace. The average selling price per square meter for the year ended December 31, 2017 increased to US$1,704 from US$1,148 for the year ended December 31, 2016, resulting from the increment in high margin units available for sale.

Xi’an region. Total square meters sold for the year ended December 31, 2017 decreased to 40,992 square meters from 90,439 square meters for the year ended December 31, 2016, mainly due to deductions of saleable units of Xi’an Metropolitan. The average selling price per square meter for the year ended December 31, 2017 increased to US$1,426 from US$1,187 for the year ended December 31, 2016, resulting from the increment in high margin units available for sale.

United States region. Total square meters sold for the year ended December 31, 2017 decreased to 8,634 square meters from 12,180 square meters for the year ended December 31, 2016, mainly due to deductions of saleable units of New York Oosten Project. The average selling price per square meter for the year ended December 31, 2017 slightly decreased to US$11,406 from US$12,480 for the year ended December 31, 2016, resulting from larger sized units being sold in 2017.

Real estate leasing

Real estate leasing income increased by US$2.8 million, or 47.5% to US$8.7 million for the year ended December 31, 2017 from US$5.9 million for the year ended December 31, 2016.

Real estate management services income

Real estate management services income increased by US$11.7 million, or 39.0%, to US$41.7 million for the year ended December 31, 2017 from US$30.0 million for the year ended December 31, 2016. The increase primarily resulted from expanded property management service operations.

Other revenue

Other revenue increased by US$1.2 million, or 171.4%, to US$1.9 million for the year ended December 31, 2017 from US$0.7 million for the year ended December 31, 2016.

Costs of Revenue

Costs of revenue increased by US$313.7 million, or 26.1%, to US$1,517.3 million for the year ended December 31, 2017 from US$1,203.6 million for the year ended December 31, 2016, generally in line with our revenue increases.

Cost of real estate sales

Cost of real estate sales increased by US$299.5 million, or 25.5%, to US$1,474.1 million for the year ended December 31, 2017 from US$1,174.6 million for the year ended December 31, 2016. Total land use rights cost increased by US$174.1 million, or 40.6%, from US$428.3 million (35.6% of cost of real estate sales) for the year ended December 31, 2016 to US$ 602.4 million (39.7% of cost of real estate sales) for the year ended December 31, 2017, primarily due to increased sales of properties. Construction cost, including capitalized interest, increased by US$125.4million, or 16.8%, to US$871.7 million for the year ended December 31, 2017 from US$746.3 million for the year ended December 31, 2016, primarily due to increased project construction activity.

Cost of real estate leasing

Cost of real estate leasing increased by US$7.3 million, or 197.3%, to US$11.0 million for the year ended December 31, 2017 from US$3.7 million for the year ended December 31, 2016.

Cost of real estate management services

Cost of real estate management services increased by US$7.3 million, or 30.0%, to US$31.6 million for the year ended December 31, 2017 from US$24.3 million for year ended December 31, 2016 mainly due to expanded property management service operations.

Other costs

Other costs decreased by US$0.5 million, or 45.5%, to US$0.6 million for the year ended December 31, 2017 from US$1.1 million for year ended December 31, 2016.

Gross Profit

Gross profit increased by US$101.6 million, or 28.4%, to US$459.6 million for the year ended December 31, 2017 from US$358.0 million for the year ended December 31, 2016. Gross profit margin was 23.2% for the year ended December 31, 2017 compared to 22.9 % for the year ended December 31, 2016.

Selling and Distribution Expenses

Selling and distribution expenses increased by US$17.5 million, or 30.1%, to US$75.7 million for the year ended December 31, 2017 from US$58.2 million for the year ended December 31, 2016. The increase was primarily due to a US$14.4 million increase in advertising and promotion expenses for new projects launched in 2017 as well as existing projects and a US$4.1 million increase in salary and welfare expenses as the average level of salary and bonus increased and new employees were hired. As a percentage of revenue, selling and distribution expenses was 3.8% for the year ended December 31, 2017 compared to 3.7% for the year ended December 31, 2016. As revenue grows in the future, we expect selling and distribution expenses as a percentage of revenue to be flat or slightly increase.

General and Administrative Expense

General and administrative expenses increased by US$16.4 million, or 13.6% to US$136.8 million for the year ended December 31, 2017 from US$120.4 million for the year ended December 31, 2016. The increase was primarily due to an increase in salary and welfare expenses of US$5.3 million as the average level of salary and bonus increased and new employees were hired in 2017, and accrual of bad-debt provision associated with other receivables of US$7.3 million

As a percentage of revenue, general and administrative expenses were 6.9% for the year ended December 31, 2017, compared to 7.7% for the year ended December 31, 2016.

Interest Income

Interest income was US$16.9 million for the year ended December 31, 2017, compared to US$20.9 million for the year ended December 31, 2016.

Interest Expenses

For the year ended December 31, 2017, out of total interest costs incurred, US$66.2 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2017 Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$203.5 million for the year of 2017, including US$197.4 million of interest on loans and notes, US$4.4 million of amortization of debt issuance costs and US$1.7 million of amortization of aircraft finance lease related interest.

For the year ended December 31, 2016, out of total interest costs incurred, US$29.9 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2016 Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$207.7 million for the year of 2017, including US$196.2 million of interest on loans and notes, US$9.4 million of amortization of debt issuance costs and US$2.1 million of amortization of aircraft finance lease related interest.

Income Taxes

Income taxes increased by US$26.9 million, or 31.2%, to US$113.1 million for the year ended December 31, 2017 from US$86.2 million for the year ended December 31, 2016 mainly due to the increase in taxable income in the PRC and the United States.

Our effective tax rate increased to 58.5% for the year ended December 31, 2017, from 52.0% for the year ended December 31, 2016. The increase was primarily due to the increase in taxable income in the PRC and the United States.

Net Income Attributable to our Shareholders

Net income decreased by US$9.4 million to US$63.6 million for the year ended December 31, 2017, from US$73.0 million for the year ended December 31, 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue

Revenue increased by US$397.3 million, or 34.1%, to US$1,561.6 million for the year ended December 31, 2016 from US$1,164.3 million for the year ended December 31, 2015.

Real estate sales

Revenue from real estate sales increased by US$390.5 million, or 34.4%, to US$1,525.0 million for the year ended December 31, 2016 from US$1,134.5 million for the year ended December 31, 2015, principally due to the delivery of the New York Oosten Project in the United States in 2016, the revenue from sales of units in new projects, especially Kunshan Xindo Park, and Zhengzhou Fancy City II (South), which launched in July 2016 and June 2016, respectively, and higher percentage of completion from the Xi’an Metropolitan project, which was consolidated by the Group on February 23, 2016.

Revenues related to the projects in the United States are recognized under the full accrual method. For the year ended December 31, 2015, revenue was recognized in the amount of US$0.8 million for the resale of the remaining parcels of the Northern Nevada Land Portfolio and US$0.8 million for the sale of the remaining 1 of 15 finished condominium units located in Irvine, California. For the year ended December 31, 2016, revenue was recognized in the amount of US$152.0 million for the sale of 106 of 216 finished condominium units located in Brooklyn, New York.

Project	Total GFA	Percentage Complete as of December 31, (1)		Percentage Sold (2) Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2015	2016	2015	2016	2015		2016
	m2%		%	%	%	US$	%(3)	US$	%(4)
Chengdu Segment
Chengdu Xinyuan Splendid I	231,032	100.0	100.0	100.0	96.9	1,311,214	0.1	2,418,696	0.2
Chengdu Xinyuan Splendid II	217,010	100.0	100.0	99.9	99.9	–	–	–	–
Chengdu Thriving Family	211,381	82.4	92.5	15.8	35.0	35,061,084	3.1	74,071,054	4.9
Jiangsu Segment
Suzhou International City Garden	204,872	100.0	100.0	99.5	99.5	344,516	–	(182,921)	–
Suzhou Lake Splendid	198,113	100.0	100.0	99.9	100.0	(217,258)	–	209,554	–
Suzhou Colorful Garden	81,506	100.0	100.0	100.0	100.0	–	–	–	–
Kunshan International City Garden	497,938	100.0	100.0	99.6	99.8	354,879	–	636,469	–
Xuzhou Colorful Garden	101,821	100.0	100.0	99.1	99.1	–	–	–	–
Suzhou Xin City	127,212	99.8	100.0	99.3	100.0	23,256,900	2.1	1,513,671	0.1
Kunshan Royal Palace	279,953	84.4	95.5	59.5	86.8	164,996,469	14.5	158,197,784	10.4
Xuzhou Colorful City	130,170	75.1	81.3	46.9	54.4	33,762,682	3.0	18,759,154	1.2
Suzhou Lake Royal Palace	169,631	91.9	99.3	48.3	77.8	148,971,755	13.1	117,515,700	7.7
Kunshan Xindo Park	361,645	–	63.3	–	32.2	–	–	52,967,379	3.5
Shandong Segment
Jinan International City Garden	263,749	100.0	100.0	99.4	99.6	–	–	7,256	–
Jinan Xinyuan Splendid	572,235	98.9	99.4	98.7	99.0	74,101,999	6.5	7,054,673	0.5
Shandong Royal Palace	449,650	55.9	71.5	21.1	38.6	56,552,926	5.0	99,227,124	6.5
Jinan Xin Central	194,659	57.3	72.6	26.4	47.0	55,567,629	4.9	63,316,167	4.1
Henan Segment
Zhengzhou Xinyuan Colorful Garden	191,891	100.0	100.0	100.0	100.0	–	–	–	–
Zhengzhou Finance Square	67,225	100.0	100.0	100.0	100.0	–	–	–	–
Zhengzhou Modern City	231,733	100.0	100.0	100.0	100.0	2,183,419	0.2	(603,643)	–
Zhengzhou Royal Palace	135,877	98.4	99.9	100.0	100.0	3,959,633	0.3	3,063,521	0.2
Zhengzhou International City Garden	280,748	100.0	100.0	100.0	100.0	–	–	–	–
Zhengzhou Yipin Xiangshan Phase I	94,249	100.0	100.0	100.0	100.0	–	–	–	–
Zhengzhou Yipin Xiangshan Phase II	199,876	100.0	100.0	99.8	99.9	(57,451)	0.2	145,273	–
Zhengzhou Century East A	76,579	100.0	100.0	99.6	99.6	2,391,144	0.2	145,273	–
Zhengzhou Century East B	166,288	100.0	100.0	99.7	99.6	6,478,014	0.6	(102,515)	–
Zhengzhou Xin City	211,076	93.9	97.9	89.0	90.7	79,758,186	7.0	16,645,474	1.1
Henan Thriving Family	131,508	78.7	92.7	82.3	82.3	37,436,004	3.3	18,348,545	1.2
Xingyang Splendid I	117,264	72.6	77.1	66.6	74.6	23,317,771	2.1	8,357,507	0.5
Xingyang Splendid II	137,209	40.6	57.8	5.6	34.0	1,854,936	0.2	23,581,474	1.5
Henan Xin Central	262,208	49.2	67.7	25.0	68.5	43,751,924	3.9	117,811,601	7.7
Zhengzhou Xindo Park	144,432	48.2	78.0	21.8	37.8	20,249,510	1.8	36,438,721	2.4
Zhengzhou Fancy City I	166,760	43.6	62.3	30.1	72.6	30,358,098	2.7	71,189,705	4.7
Zhengzhou Fancy City II (South)	91,204	–	31.9	–	12.0	–	–	24,367,819	1.6
Zhengzhou International New City I	84,065	–	56.8	–	54.6	–	–	43,186,664	2.8
Henan Xin Central II	109,807	–	45.6	–	8.0	–	–	6,303,623	0.4
Anhui Segment						–	–
Hefei Wangjiang Garden	145,455	100.0	100.0	100.0	100.0	–	–	–	–
Beijing Segment
Beijing Xindo Park	133,050	97.5	100.0	79.5	83.2	166,775,534	14.6	23,722,289	1.6
Changsha Segment
Changsha Xinyuan Splendid	251,754	67.1	89.2	20.0	49.4	42,191,276	3.7	105,494,573	6.9
Sanya Segment
Sanya Yazhou Bay No.1	122,124	62.7	85.9	5.5	9.1	3,534,278	0.3	12,699,957	0.8
Shanghai Segment
Shanghai Royal Palace	57,778	88.0	100.0	28.3	62.0	70,0058,447	6.2	100,003	6.6
Tianjin Segment
Tianjin Spring Royal Palace	278,570	25.3	36.5	5.2	25.6	4,631,258	0.4	39,912,406	2.6
Xi’an Segment
Xi’an Metropolitan	290,663	–	94.1	–	47.0	–	–	126,550,015	8.3
US Segment
Northern Nevada Land Portfolio(5)	N/A	N/A	N/A	N/A	N/A	750,000	0.1	–	–
Lennox Project(6)	N/A	N/A	N/A	N/A	N/A	780,000	0.1	–	–
New York Oosten	N/A	N/A	N/A	N/A	N/A	–	–	152,007,123	10.0
Total	8,471,970					1,134,466,776	100.0	1,524,968,403	100.0

(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.

(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.

(3)	Percentage of all real estate sales revenues for the financial year, including revenues recognized under the percentage of completion method.

(4)	Percentage of all real estate sales revenues for the financial year, including revenues recognized under the percentage of completion method and under the full accrual method.

(5)	Northern Nevada Land Portfolio is a land portfolio, comprised of 325 finished lots and 185 acres of undeveloped land, at eight sites, in the northern Nevada region near Reno-Spark metropolitan area. We had an opportunity to promptly resell several parcels and recognized revenue US$1.2 million, nil and US$0.8 million for the year 2013, 2014 and 2015, respectively.

(6)	The finished condominium project is located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters out of the total 72 units from a major United States developer in August 2012. For the year ended December 31, 2013, we resold 7 of 15 finished condominium units and recognized revenue in the amount of US$5.4 million. For the year ended December 31, 2014, we resold 7 of 15 finished condominium units and recognized revenue in the amount of US$4.9 million. For the year ended December 31, 2015, we resold 1 of 15 finished condominium units and recognized revenue in the amount of US$0.8 million.

The following table sets forth the square meters sold and average selling price per square meter for each project, each reportable segment and on a consolidated basis for each of the years ended December 31, 2015 and 2016:

Project	Year Ended December 31,
	2015			2016
	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m2	US$/m2	US$	m2	US$/m2
Chengdu region
Chengdu Xinyuan Splendid I	1,391,318	–	–	2,555,479	–	–
Chengdu Xinyuan Splendid II	42,395	–	–	13,205	–	–
Chengdu Thriving Family	42,179,974	48,507	870	79,008,200	81,660	968
Total	43,613,687	48,507	899	81,576,884	81,660	999
Jiangsu region
Suzhou International City Garden	143,663	102	1,408	17,774	25	711
Suzhou Lake Splendid	–	–	–	–	–	–
Suzhou Xin City	6,470,062	3,418	1,893	1,158,953	405	2,862
Suzhou Lake Royal Palace	168,246,492	100,279	1,678	111,902,762	38,196	2,930
Kunshan International City Garden	150,139	118	1,272	257,128	330	779
Kunshan Royal Palace	168,097,031	114,066	1,474	143,059,329	64,105	2,232
KunshanXindo Park	–	–	–	88,373,356	31,504	2,805
Xuzhou Colorful Garden	(1,152,860)	(900)	1,281	–	–	–
Xuzhou Colorful City	29,341,359	20,242	1,450	18,310,169	11,000	1,665
Total	371,295,886	237,325	1,565	363,079,471	145,565	2,494
Shandong region
Jinan International City Garden	39,183	15	2,612	248,185	–	–
Jinan Xinyuan Splendid	26,718,388	19,198	1,392	3,526,150	2,332	1,512
Shandong Royal Palace	102,215,975	101,352	1,009	115,564,954	102,608	1,126
Jinan Xin Central	102,800,660	67,252	1,529	72,593,212	47,307	1,535
Total	231,774,206	187,817	1,234	191,932,501	152,247	1,261
Henan region
Zhengzhou Royal Palace	70,004	224	313	(89,463)	–	–
Zhengzhou Modern City	2,406,590	248	9,704	601,795	714	843
Zhengzhou Yipin Xiangshan Phase II	291,068	90	3,234	64,157	266	241
Zhengzhou Century East A	856,426	–	–	143,085	34	4,208
Zhengzhou Century East B	3,196,492	(125)	(25,572)	91,678	79	1,160
Zhengzhou Xin City	39,865,645	15,878	2,511	(1,006,442)	(599)	1,680
Zhengzhou Thriving Family	15,143,206	12,974	1,167	1,083,975	498	2,177
Xingyang Splendid I	20,693,198	25,216	821	8,225,808	8,724	943
Xingyang Splendid II	5,783,511	5,502	1,051	39,632,208	47,194	840
Henan Xin Central	94,181,923	77,420	1,217	161,574,449	127,088	1,271
Zhengzhou Xindo Park	44,511,220	31,929	1,394	38,471,271	39,303	979
Zhengzhou Fancy City	73,790,219	57,552	1,282	103,205,094	76,608	1,347
Zhengzhou Fancy City II (South)	–	–	–	80,275,345	53,165	1,510
Zhengzhou International New City I	–	–	–	80,672,150	49,945	1,615
Henan Xin Central II	–	–	–	14,832,610	9,007	1,647
Total	300,789,502	226,908	1,326	527,777,720	412,026	1,281
Beijing region
Beijing Xindo Park	145,862,389	52,432	2,782	14,908,688	2,881	5,175
Hunan region
Changsha Xinyuan Splendid	64,625,618	72,831	887	108,423,470	105,602	1,027
Hainan region
Sanya Yazhou Bay No.1	10,831,126	5,380	2,013	8,196,064	5,391	1,520
Shanghai region
Shanghai Royal Palace	84,288,117	24,378	3,458	96,201,896	22,000	4,373
Tianjin region
Tianjin Spring Royal Palace	19,394,472	14,064	1,379	110,203,567	96,006	1,148
Xi’an region
Xi’an Metropolitan	–	–	–	107,380,513	90,439	1,187
U.S.
New York Oosten Project	–	–	–	152,007,123	12,180	12,480
Grand Total	1,272,475,003	869,642	1,463	1,761,687,897	1,125,997	1,565

Total square meters sold increased to 1,125,997 square meters for the year ended December 31, 2016 from 869,642 square meters for the year ended December 31, 2015. The increase was mainly due to the four new projects launched in 2016 and our major development projects Xi’an Metropolitan and Tianjin Spring Royal Palace.

The overall aggregate average selling price per square meter for the year ended December 31, 2016 increased to US$1,565 from US$1,463 for the year ended December 31, 2015 primarily due to stronger pre-sales of higher margin saleable units that occurred in 2016. Total revenues increased significantly by 34.1% to US$1,561.6 million from US$1,164.3 million in 2015, principally due to the delivery of the New York Oosten Project in the United States, of which the revenue was recognized under the full accrual method, the revenue from sales of units in new projects, especially Kunshan Xindo Park, Zhengzhou Fancy City II (South), each of which launched in July 2016 and June 2016, respectively, and higher percentage of completion from Xi’an Metropolitan project, which was consolidated by the Group on February 23, 2016.

Chengdu region. Total square meters in this region sold for the year ended December 31, 2016 increased to 81,660 square meters from 48,507 square meters for the year ended December 31, 2015, primarily due to increased sales of Chengdu Thriving Family which was launched in 2014. The average selling price per square meter for the year ended December 31, 2016 increased to US$999 from US$899 for the year ended December 31, 2015, which is attributable to the positive market momentum in high-growth tier I and tier II cities.

Jiangsu region. Total square meters sold for the year ended December 31, 2016 decreased to 145,565 square meters from 237,325 square meters for the year ended December 31, 2015, mainly due to reductions of saleable units of Suzhou Lake Royal Palace and Kunshan Royal Palace, partially offset by newly launched pre-sales of Kunshan Xindo park. The average selling price per square meter for the year ended December 31, 2015 increased to US$2,494 from US$1,565 for the year ended December 31, 2015, which is attributable to the positive market momentum in high-growth tier I and tier II cities.

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

Hunan region. Total square meters sold for the year ended December 31, 2016 increased to 105,602 square meters from 72,831 square meters for the year ended December 31, 2015, mainly due to increased sales of Changsha Xinyuan Splendid which was launched in 2014. The average selling price per square meter for the year ended December 31, 2016 increased to US$1,027 from US$887 for the year ended December 31, 2015, resulting from the positive market momentum in high-growth tier I and tier II cities.

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

Xi’an region. In the first quarter of 2016, the Group obtained control over Shaanxi Zhongmao Economy Development Co., Ltd. by acquiring its 65.98% voting interests. Total square meters sold for the year ended December 31, 2016 was 90,439 square meters and the average selling price per square meter for the year ended December 31, 2016 was US$1,187.

United States region. In 2016, we commenced sales of our New York Oosten Project in the United States region. Total square meters sold for the year ended December 31, 2016 was 12,180 square meters and the average selling price per square meter for the year ended December 31, 2016 was US$12,480.

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

Our effective tax rate increased to 52.0% for the year ended December 31, 2016, from 44.1% for the year ended December 31, 2015. The increase was primarily due to the increase in taxable income in the PRC and the United States.

Net Income Attributable to our Shareholders

Net income increased by US$6.5 million to US$73.0 million for the year ended December 31, 2016, from US$66.5 million for the year ended December 31, 2015.

Discussion of Segment Operations

We consider each of our individual property developments as a discrete operating segment. As a presentation of segment information for each property development would not be meaningful, we have aggregated our segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. Our reporting segments are: (i) property developments in Zhengzhou, Henan Province, (ii) property developments in Jinan, Shandong Province, (iii) property developments in Suzhou, Xuzhou and Kunshan, Jiangsu Province, (iv)property developments in Chengdu, Sichuan Province (v) property developments in Beijing, (vi) property developments in Sanya, Hainan Province, (vii) property developments in Changsha, Hunan Province, (viii) property developments in Shanghai, (ix) property developments in Tianjin, (x) property developments in Xi’an, Shaanxi Province, (xi) property developments in Xinjiang Province, (xii) property developments in Zhuhai, (xiii) property developments in the United States and (xiv) “other.” Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The “other” category relates to investment holdings, property management services, installation of intercom systems, landscaping, engineering and management, real estate sale, purchase and lease activities. The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements included in this report.

	For the Year Ended December 31,
	2015	2016	2017
	(US$ in thousands, except for percentages)

Zhengzhou, Henan
Total revenue	257,562	373,920	891,790
Total cost of revenue	(162,239)	(255,819)	(610,990)
Gross profit	95,323	118,101	280,800
Gross margin	37.0%	31.6%	31.5%
Operating income	43,440	76,642	216,739
Jinan, Shandong
Total revenue	186,456	169,880	252,423
Total cost of revenue	(150,530)	(143,152)	(205,050)
Gross profit	35,926	26,728	47,373
Gross margin	19.3%	15.7%	18.8%
Operating income	22,398	18,046	36,875
Suzhou, Kunshan and Xuzhou, Jiangsu
Total revenue	371,778	349,617	284,410
Total cost of revenue	(307,476)	(275,136)	(251,246)
Gross profit	64,302	74,481	33,164
Gross margin	17.3%	21.3%	11.7%
Operating income	48,475	62,247	16,504
Chengdu, Sichuan
Total revenue	36,452	76,490	79,141
Total cost of revenue	(32,318)	(58,763)	(71,491)
Gross profit	4,134	17,727	7,650
Gross margin	11.3%	23.2%	9.7%
Operating income	462	14,397	3,878
Beijing
Total revenue	167,094	24,002	541
Total cost of revenue	(119,704)	(31,148)	(415)
Gross profit	47,390	(7,146)	126
Gross margin	28.4%	-29.8%	23.3%
Operating income/(loss)	15,211	(45,987)	(44,381)
Sanya, Hainan
Total revenue	3,542	12,700	87,316
Total cost of revenue	(2,338)	(8,545)	(55,295)
Gross profit	1,204	4,155	32,021
Gross margin	34.0%	32.7%	36.7%
Operating (loss)/income	(5,413)	127	24,294
Changsha, Hunan
Total revenue	42,194	105,495	133,624
Total cost of revenue	(30,096)	(75,515)	(108,105)
Gross profit	12,098	29,980	25,519
Gross margin	28.7%	28.4%	19.1%
Operating income	7,007	23,607	15,419
Shanghai
Total revenue	70,058	100,004	1,188
Total cost of revenue	(62,366)	(89,068)	(996)
Gross profit	7,692	10,936	192
Gross margin	11.0%	10.9%	16.2%
Operating income/(loss)	3,346	7,815	(556)
Tianjin
Total revenue	4,633	39,913	38,647
Total cost of revenue	(3,543)	(22,837)	(23,602)
Gross profit	1,090	17,076	15,045
Gross margin	23.5%	42.8%	38.9%
Operating (loss)/income	(8,913)	543	9,043
Xi’an, Shaanxi
Total revenue	–	126,834	67,472
Total cost of revenue	–	(91,500)	(50,936)
Gross profit	–	35,334	16,536
Gross margin	–	27.9%	24.5%
Operating income	–	25,095	7,413
Xinjiang
Total revenue	–	–	762
Total cost of revenue	–	–	–
Gross profit	–	–	762
Gross margin	–	–	100.0%
Operating (loss)	–	–	(7,785)
Zhuhai
Total revenue	–	–	20
Total cost of revenue	–	–	(10)
Gross profit	–	–	10
Gross margin	–	–	50.0%
Operating (loss)	–	–	(671)
US
Total revenue	1,530	152,007	98,784
Total cost of revenue	(1,243)	(128,803)	(108,350)
Gross profit	287	23,204	(9,566)
Gross margin	18.8%	15.3%	-9.7%
Operating (loss)/income	(4,684)	12,202	(20,164)
Others
Total revenue	23,024	30,763	40,791
Total cost of revenue	(19,481)	(23,351)	(30,792)
Gross profit	3,543	7,412	9,999
Gross margin	15.4%	24.1%	24.5%
Operating (loss)	(15,794)	(15,374)	(9,547)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Zhengzhou, Henan. Total revenue increased by US$517.9 million, or 138.5%, from US$373.9 million for the year ended December 31, 2016 to US$891.8 million for the year ended December 31, 2017. The increase was primarily due to the increase of revenue from sales of units in Zhengzhou International New City I, and the newly launched projects- Zhengzhou International New City II and Zhengzhou International New City III. Gross profit for this region was US$280.8 million, or 31.5% of revenue, in the year ended December 31, 2017, as compared to US$118.1 million, or 31.6%, in the year ended December 31, 2016. The operating income was US$216.7 million for the year ended December 31, 2017, representing an increase of US$140.1 million, or 182.9%, from US$76.6 million for the year ended December 31, 2016. The increase in operating income was driven by the increase in revenue as described above.

Jinan, Shandong. Total revenue increased by US$82.5 million, from US$169.9 million for the year ended December 31, 2016 to US$252.4 million for the year ended December 31, 2017. The increase was primarily due to the increase of revenue from sales of units in Shandong Royal Palace. The gross profit increased to US$47.4 million, or 18.8% of revenue, for the year ended December 31, 2017 from US$26.7 million, or 15.7% of revenue, for the year ended December 31, 2016. The increase in gross margin was due to the increase of high margin saleable units and the positive market. The operating income was US$36.9 million for the year ended December 31, 2017, representing an increase of US$18.9 million from US$18.0 million for the year ended December 31, 2016. The increase in operating income was driven by the increase in revenue and gross profit as described above.

Suzhou, Kunshan and Xuzhou, Jiangsu. Total revenue decreased by US$65.2 million, or 18.6%, from US$349.6 million for the year ended December 31, 2016 to US$284.4 million for the year ended December 31, 2017. The decrease was primarily due to a reduction of revenue from sales of units in old projects- Suzhou Lake Royal Palace and Kunshan Royal Palace, partially offset by the revenue from sales of units in project Kunshan Xindo Park and Xuzhou Colorful City. Gross profit for the Jiangsu segment was US$33.2 million for the year ended December 31, 2017, decreasing by US$41.3 million from US$74.5 million for the year ended December 31, 2016. The decrease in gross margin was due to the reduction of high margin saleable units. Operating income was US$16.5 million for the year ended December 31, 2017, representing a decrease of US$45.7 million, or 73.5%, from US$62.2 million for the year ended December 31, 2016. The decrease in operating income was driven by the decrease in gross profit as described above.

Chengdu, Sichuan. Total revenue increased by US$2.6 million from US$76.5 million for the year ended December 31, 2016 to US$79.1 million for the year ended December 31, 2017. Gross profit for the Sichuan segment was US$7.7 million for the year ended December 31, 2017, as compared to US$17.7 million for the year ended December 31, 2016. The decrease in gross margin was due to the reduction of high margin saleable units. Operating income was US$3.9 million for the year ended December 31, 2017, representing a decrease of US$10.5 million from the operating income US14.4 million for the year ended December 31, 2016. The decrease in operating income was due to the decrease in gross profit as described above.

Beijing. Total revenue decreased by US$23.5 million, or 97.9%, from US$24.0 million for the year ended December 31, 2016 to US$0.5 million for the year ended December 31, 2017. The decrease was primarily due a reduction of revenue from sales of units in Beijing Xindo Park. Gross profit for the Beijing segment was US$0.1 million for the year ended December 31, 2017, increasing by US$7.2 million from a loss of US$7.1 million for the year ended December 31, 2016. Operating loss was US$44.4 million for the year ended December 31, 2017, representing an increase of US$1.6 million, or 3.5%, from US$46.0 million for the year ended December 31, 2016. The decreased operating loss was driven by the positive gross profit described above.

Sanya, Hainan. Total revenue increased by US$74.6 million, or 587.4%, from US$12.7 million for the year ended December 31, 2016 to US$87.3 million for the year ended December 31, 2017. The increase was primarily due to the increase of revenue from sales of units in Sanya Yazhou Bay No.1. Gross profit for the Hainan segment was US$32.0 million for the year ended December 31, 2017, increasing by US$27.8 million from US$4.2 million for the year ended December 31, 2016. Operating income was US$24.3 million for the year ended December 31, 2017, representing an increase of US$24.2 million, or 24200.0%, from income of US$0.1 million for the year ended December 31, 2016. The increase in operating income was driven by the increase in revenue due to high market demand in Sanya.

Changsha, Hunan. Total revenue increased by US$28.1 million, or 26.6%, from US$105.5 million for the year ended December 31, 2016 to US$133.6 million for the year ended December 31, 2017. The increase was primarily due to the increase of revenue from sales of units in the newly launched project- Changsha Mulian Royal Palace. Gross profit for the Hunan segment was US$25.5 million for the year ended December 31, 2017, decreasing by US$4.5 million from US$30.0 million for the year ended December 31, 2016. The decrease in gross margin was due to the reduction of high margin saleable units. Operating income was US$15.4 million for the year ended December 31, 2017, representing a decrease of US$8.2 million from operating income of US$23.6 million for the year ended December 31, 2016. The decrease in operating income was due to the decrease in gross margin and gross profit as described above.

Shanghai. Total revenue decreased by US$98.8 million, or 98.8%, from US$100.0 million for the year ended December 31, 2016 to US$1.2 million for the year ended December 31, 2017. The decrease was primarily due to a reduction of revenue from sales of units in Shanghai Royal Palace. Gross profit for the Shanghai segment was US$0.2 million for the year ended December 31, 2017, decreasing by US$10.7 million from US$10.9 million for the year ended December 31, 2016. Operating loss was US$0.6 million for the year ended December 31, 2017, representing a decrease of US$8.4 million from a profit of US$7.8 million for the year ended December 31, 2016. The operating loss was driven by the revenue and gross profit reduction described above.

Tianjin. Total revenue decreased by US$1.3 million, or 3.3%, from US$39.9 million for the year ended December 31, 2016 to US$38.6 million for the year ended December 31, 2017. The decrease was primarily due to a reduction of revenue from sales of units in Tianjin Spring Royal Palace. Gross profit for the Tianjin segment was US$15.0 million for the year ended December 31, 2017, decreasing by US$2.1 million from US$17.1 million for the year ended December 31, 2016. Operating income was US$9.0 million for the year ended December 31, 2017, representing an increase of US$8.5 million from US$0.5 million for the year ended December 31, 2016. The increase in operating income was driven by a decrease in operating expenses.

Xi’an, Shaanxi. Total revenue decreased by US$59.3 million, or 46.8%, from US$126.8 million for the year ended December 31, 2016 to US$67.5 million for the year ended December 31, 2017. The decrease was primarily due to reduction of revenue from sales of units in Xi’an Metropolitan. Gross profit for the Xi’an segment was US$16.5 million for the year ended December 31, 2017, decreasing by US$18.8 million from US$35.3 million for the year ended December 31, 2016. Operating income was US$7.4 million for the year ended December 31, 2017, representing a decrease of US$17.7 million from US$25.1 million for the year ended December 31, 2016. The decrease in operating income was driven by a decrease in revenue as described above.

Xinjiang. Total revenue for the year ended December 31, 2017 was US$0.8 million, gross profit was US$0.8 million for the year ended December 31, 2017 and the operating loss was US$7.8 million for the year ended December 31, 2017.

Zhuhai, Guangdong. Total revenue for the year ended December 31, 2017 was US$0.02 million, gross profit was US$0.01 million for the year ended December 31, 2017 and the operating loss was US$0.67 million for the year ended December 31, 2017.

The United States. Total revenue decreased by US$53.2 million, or 35.0%, to US$98.8 million for the year ended December 31, 2017 from US$152.0 million for the year ended December 31, 2016. The decrease was primarily due to reduction of revenue from sales of units in New York Oosten Project. This region had a gross loss of US$9.6 million for the year ended December 31, 2017 decreasing by US$32.8 from US$23.2 million for the year ended December 31, 2016. The decrease in gross margin was due to the increase of construction cost. This region has an operating loss of US$20.2 million for the year ended December 31, 2017, decreasing by US$32.4 from US$12.2 million in the year ended December 31, 2016. The decrease in operating income was driven by the decrease in revenue as described above.

Others. Other revenue of US$40.8 million for the year ended December 31, 2017 consisted of real estate-related services, including, among others, property management services, broadband network installation, landscaping services and consulting services. These services generated a gross profit of US$10.0 million in the year ended December 31, 2017, compared to a gross profit of US$7.4 million in the year ended December 31, 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Zhengzhou, Henan. Total revenue increased by US$116.3 million, or 45.1%, from US$257.6 million for the year ended December 31, 2015 to US$373.9 million for the year ended December 31, 2016. The increase was primarily due to the increase of revenue from sales of units in old projects, namely, Henan Xin Central, Zhengzhou Xindo Park, Zhengzhou Fancy City, and the newly launched projects- Zhengzhou International New City I, Zhengzhou Fancy City II (South), Henan Xin Central II, partially offset by the reduced revenue from sales of units in Henan Xin City, Zhengzhou Thriving Family and Xingyang Splendid I. Gross profit for this region was US$118.1 million, or 31.6% of revenue, in the year ended December 31, 2016, as compared to US$95.3 million, or 37.0% of revenue, in the year ended December 31, 2015. The decrease in gross margin was due to the reduction of high-margin saleable units. The operating income was US$76.6 million for the year ended December 31, 2016, representing an increase of US$33.2 million, or 76.5%, from US$43.4 million for the year ended December 31, 2015.

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

Suzhou, Kunshan and Xuzhou, Jiangsu. Total revenue decreased by US$22.2 million, or 6.0%, from US$371.8 million for the year ended December 31, 2015 to US$349.6 million for the year ended December 31, 2016. The decrease was primarily due to a reduction of revenue from sales of units in old projects, namely, Suzhou Xin City, Suzhou Lake Royal Palace, Kunshan Royal Palace and Xuzhou Colorful City, partially offset by the revenue from sales of units in the newly launched project Kunshan Xindo Park. Gross profit for the Jiangsu segment was US$74.5 million for the year ended December 31, 2016, increasing by US$10.2 million from US$64.3 million for the year ended December 31, 2015. The increase in gross profit was due to the increase of high margin saleable units. Operating income was US$62.2 million for the year ended December 31, 2016, representing an increase of US$13.7 million, or 28.2%, from US$48.5 million for the year ended December 31, 2015. Such increase was due to the increase in gross profit as described above.

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

Xi’an, Shaanxi. In the first quarter of 2016, we obtained control over Shaanxi Zhongmao Economy Development Co., Ltd. which was previously accounted under equity method investment. We commenced sales of our first project in the Xi’an region, Xi’an Metropolitan. Total revenue for the year ended December 31, 2016 was US$126.8 million, gross profit was US$35.3 million for the year ended December 31, 2016 and the operating income was US$25.1 million for the year ended December 31, 2016.

The United States. Total revenue increased by US$150.5 million from US$1.5 million for the year ended December 31, 2015 to US$152.0 million for the year ended December 31, 2016. The increase was due to the delivery of the New York Oosten Project in 2016, of which the revenue was recognized under the full accrual method. This region had a gross profit of US$23.2 million and an operating income of US$12.2 million in the year ended December 31, 2016.

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

Status of Projects as of December 31, 2017

The status of each of our projects under construction as of December 31, 2017, which were accounted for using the percentage of completion method and full accrual method, is discussed below.

Xuzhou Colorful City

As of December 31, 2017, the carrying value of this project was US$3.2 million, net of profit recognized and progress billings. As of December 31, 2017, the cumulative cost incurred on the project was US$114.2 million relative to total estimated cost of US$131.2 million. In the year ended December 31, 2017, we had contract sales of US$62.5 million with area sold of 36,500 square meters at an average selling price of US$1,713 per square meter. Sales for this project began in November 2013 and cumulative contract sales through December 31, 2017 were US$170.9 million with total area sold of 115,070 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$192.6 million, or US$186.9 million net of business tax, relative to the total estimated cost of US$131.2 million, generating a gross margin of 29.8%.

Jinan Royal Palace

As of December 31, 2017, the carrying value of this project was US$79.0 million, net of profit recognized and progress billings. As of December 31, 2017 the cumulative cost incurred on the project was US$420.4 million relative to total estimated cost of US$531.2 million. In the year ended December 31, 2017, we had contract sales of US$176.2 million with area sold of 100,794 square meters at an average selling price of US$1,748 per square meter. Sales for this project began in June 2014 and cumulative contract sales through December 31, 2017 were US$427.0 million with total area sold of 349,944 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$610.9 million, or US$599.7 million net of business tax, relative to the total estimated cost of US$531.2 million, generating a gross margin of 11.4%.

Xingyang Splendid II

As of December 31, 2017, the carrying value of this project was US$30.2 million, net of profit recognized and progress billings. As of December 31, 2017, the cumulative cost incurred on the project was US$66.8 million relative to total estimated cost of US$89.4 million. In the year ended December 31, 2017, we had contract sales of US$24.7 million with area sold of 26,999 square meters at an average selling price of US$916 per square meter. Sales for this project began in December 2014 and cumulative contract sales through December 31, 2017 were US$72.4 million with total area sold of 81,409 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$133.4 million, or US$132.2 million net of business tax, relative to the total estimated cost of US$89.4 million, generating a gross margin of 32.4%.

Henan Xin Central I

As of December 31, 2017, the carrying value of this project was US$35.7 million, net of profit recognized and progress billings. As of December 31, 2017 the cumulative cost incurred on the project was US$217.6 million relative to total estimated cost of US$235.6 million. In the year ended December 31, 2017, we had contract sales of US$48.0 million with area sold of 41,900 square meters at an average selling price of US$1,146 per square meter. Sales for this project began in July 2015 and cumulative contract sales through December 31, 2017 were US$293.7 million with total area sold of 246,408 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$345.2 million, or US$337.9 million net of business tax, relative to the total estimated cost of US$235.6 million, generating a gross margin of 30.3%.

Zhengzhou Xindo Park

As of December 31, 2017, the carrying value of this project was US$44.7 million, net of profit recognized and progress billings. As of December 31, 2017 the cumulative cost incurred on the project was US$106.4 million relative to total estimated cost of US$118.1 million. In the year ended December 31, 2017, we had contract sales of US$64.9 million with area sold of 55,500 square meters at an average selling price of US$1,170 per square meter. Sales for this project began in April 2015 and cumulative contract sales through December 31, 2017 were US$143.8 million with total area sold of 126,732 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$187.7 million, or US$185.1 million net of business tax, relative to the total estimated cost of US$118.1 million, generating a gross margin of 36.2%.

Zhengzhou Fancy City I

As of December 31, 2017, the carrying value of this project was US$6.2 million, net of profit recognized and progress billings. As of December 31, 2017 the cumulative cost incurred on the project was US$139.3 million relative to total estimated cost of US$160.3 million. In the year ended December 31, 2017, we had contract sales of US$32.3 million with area sold of 24,126 square meters at an average selling price of US$1,339 per square meter. Sales for this project began in October 2015 and cumulative contract sales through December 31, 2017 were US$201.8 million with total area sold of 158,286 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$226.6 million, or US$220.8 million net of business tax, relative to the total estimated cost of US$160.3 million, generating a gross margin of 27.4%.

Tianjin Spring Royal Palace

As of December 31, 2017, the carrying value of this project was US$40.4 million, net of profit recognized and progress billings. As of December 31, 2017 the cumulative cost incurred on the project was US$153.4 million relative to total estimated cost of US$279.9 million. In the year ended December 31, 2017, we had contract sales of US$33.4 million with area sold of 19,572 square meters at an average selling price of US$1,704 per square meter. Sales for this project began in October 2015 and cumulative contract sales through December 31, 2017 were US$159.6 million with total area sold of 129,642 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$470.7 million, or US$466.5 million net of business tax, relative to the total estimated cost of US$279.9 million, generating a gross margin of 40.0%.

Zhengzhou Fancy City II (South)

As of December 31, 2017, the carrying value of this project was US$0.4 million, net of profit recognized and progress billings. As of December 31, 2017 the cumulative cost incurred on the project was US$69.2 million relative to total estimated cost of US$92.4 million. In the year ended December 31, 2017, we had contract sales of US$48.9 million with area sold of 24,899 square meters at an average selling price of US$1,965 per square meter. Sales for this project began in June 2016 and cumulative contract sales through December 31, 2017 were US$127.8 million with total area sold of 78,064 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$138.8 million, or US$138.0 million net of business tax, relative to the total estimated cost of US$92.4 million, generating a gross margin of 33.0%.

Kunshan Xindo Park

As of December 31, 2017, the carrying value of this project was US$34.1 million, net of profit recognized and progress billings. As of December 31, 2017 the cumulative cost incurred on the project was US$139.0 million relative to total estimated cost of US$156.9 million. In the year ended December 31, 2017, we had contract sales of US$124.1 million with area sold of 39,300 square meters at an average selling price of US$3,157 per square meter. Sales for this project began in July 2016 and cumulative contract sales through December 31, 2017 were US$211.0 million with total area sold of 70,804 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$257.3 million, or US$255.7 million net of business tax, relative to the total estimated cost of US$156.9 million, generating a gross margin of 38.6%.

Zhengzhou International New City I (Zhengzhou Shilipu project)

As of December 31, 2017, the carrying value of this project was US$0.6 million, net of profit recognized and progress billings. As of December 31, 2017 the cumulative cost incurred on the project was US$221.9 million relative to total estimated cost of US$442.8 million. In the year ended December 31, 2017, we had contract sales of US$447.6 million with area sold of 277,569 square meters at an average selling price of US$1,613 per square meter. Sales for this project began in September 2016 and cumulative contract sales through December 31, 2017 were US$526.9 million with total area sold of 327,513 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$628.2 million, or US$624.5 million net of business tax, relative to the total estimated cost of US$442.8 million, generating a gross margin of 29.1%.

Henan Xin Central II

As of December 31, 2017, the carrying value of this project was US$0.1 million, net of profit recognized and progress billings. As of December 31, 2017 the cumulative cost incurred on the project was US$74.1 million relative to total estimated cost of US$113.4 million. In the year ended December 31, 2017, we had contract sales of US$122.8 million with area sold of 80,606 square meters at an average selling price of US$1,524 per square meter. Sales for this project began in October 2016 and cumulative contract sales through December 31, 2017 were US$137.4 million with total area sold of 89,612 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$172.9 million, or US$171.9 million net of business tax, relative to the total estimated cost of US$113.4 million, generating a gross margin of 34.0%.

Xingyang Splendid III

As of December 31, 2017, the carrying value of this project was US$3.0 million, net of profit recognized and progress billings. As of December 31, 2017 the cumulative cost incurred on the project was US$43.0 million relative to total estimated cost of US$85.1 million. Sales for this project began in July 2017. In the year ended December 31, 2017, we had contract sales of US$86.9 million with area sold of 81,825 square meters at an average selling price of US$1,063 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$117.4 million, or US$116.7 million net of business tax, relative to the total estimated cost of US$85.1 million, generating a gross margin of 27.1%.

Changsha Mulian Royal Palace

As of December 31, 2017, the carrying value of this project was US$49.6 million, net of profit recognized and progress billings. As of December 31, 2017 the cumulative cost incurred on the project was US$64.5 million relative to total estimated cost of US$97.1 million. Sales for this project began in July 2017. In the year ended December 31, 2017, we had contract sales of US$96.0 million with area sold of 54,296 square meters at an average selling price of US$1,768 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$145.4 million, or US$144.5 million net of business tax, relative to the total estimated cost of US$97.1 million, generating a gross margin of 32.8%.

Zhengzhou International New City II

As of December 31, 2017, the carrying value of this project was US$1.7 million, net of profit recognized and progress billings. As of December 31, 2017 the cumulative cost incurred on the project was US$129.6 million relative to total estimated cost of US$245.5 million. Sales for this project began in August 2017. In the year ended December 31, 2017, we had contract sales of US$296.5 million with area sold of 145,737 square meters at an average selling price of US$2,035 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$343.2 million, or US$341.1 million net of business tax, relative to the total estimated cost of US$245.5 million, generating a gross margin of 28.0%.

Zhengzhou International New City III

As of December 31, 2017, the carrying value of this project was US$104.0 million, net of profit recognized and progress billings. As of December 31, 2017 the cumulative cost incurred on the project was US$149.6 million relative to total estimated cost of US$334.1 million. Sales for this project began in July 2017. In the year ended December 31, 2017, we had contract sales of US$152.2 million with area sold of 73,550 square meters at an average selling price of US$2,082 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$417.9 million, or US$415.4 million net of business tax, relative to the total estimated cost of US$334.1 million, generating a gross margin of 19.6%.

Zhengzhou Fancy City II (North)

As of December 31, 2017, the carrying value of this project was US$34.7 million, net of profit recognized and progress billings. As of December 31, 2017 the cumulative cost incurred on the project was US$43.1 million relative to total estimated cost of US$128.1 million. Sales for this project began in July 2017. In the year ended December 31, 2017, we had contract sales of US$43.9 million with area sold of 31,258 square meters at an average selling price of US$1,405 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$146.6 million, or US$145.7 million net of business tax, relative to the total estimated cost of US$128.1 million, generating a gross margin of 12.1%.

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

For the year ended December 31, 2015, revenue was recognized in the amount of US$0.8 million for the resale of the remaining parcels of the Northern Nevada Land Portfolio and US$0.8 million for the sales of the remaining 1 finished condominium unit located in Irvine, California. For the year ended December 31, 2016, revenue was recognized in the amount of US$152.0 million for the sales of 106 units of the New York Oosten Project. For the year ended December 31, 2017, revenue was recognized in the amount of US$98.8 million for the sales of 66 units of the New York Oosten Project.

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

Since 2013, PRC banks have tightened the distributions of mortgage loans to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. The Group took the position that the processing periods of the contracts with underlying mortgage loans exceeding one year cannot be recognized as revenue under the percentage of completion method. As a result, the Group reversed contracted sales amounts of US$11.5 million in aggregate related to sales contracts of 63 apartments when determining revenue to be recognized under the percentage of completion method in 2017.

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

The effect of changes to total estimated contract cost or revenues, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under accounts receivable. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits. As of December 31, 2016 and December 31, 2017, the gross amounts received from customers in excess of revenues recognized were US$605.6 million and US$593.7 million, respectively.

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

Share-based compensation

Under ASC 718, “Compensation-Stock Compensation,” we are required to recognize share-based compensation as compensation expense based on the fair value of stock options and other equity awards on the date of the grant. We have elected to recognize compensation expense using the straight-line method for all restricted shares and stock options granted with service conditions that have a graded vesting schedule. We have a policy of using authorized shares in the existing pool to satisfy any future exercise of share options and shares repurchased held by a third party trustee to satisfy the restricted shares granted under our 2014 Restricted Stock Unit plan(“2014 RSU Plan”).

For options granted with performance conditions, share-based compensation expense is recognized based on the probable outcome of the performance condition. A performance condition is not taken into consideration in determining fair value of the non-vested shares granted.

Real estate properties development completed and under development

Real estate properties consist of finished residential unit sites, commercial offices and residential unit sites under development. We lease the land for the residential unit sites under land use right leases with various terms from the PRC. Real estate properties development completed, under development stated at the lower of carrying amounts or fair value less selling costs.

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

In accordance with ASC 360, “Property, Plant and Equipment”, real estate property development completed, under development and held for sale are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

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

For the years ended December 31, 2015, 2016 and 2017, we did not recognize any impairment for real estate properties completed and under development.

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

In accordance with ASC 360, “Property, Plant and Equipment,” real estate properties held for lease is subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

For the years ended December 31, 2015, 2016 and 2017, we did not recognize any impairment for real estate properties held for lease.

Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2017 real estate development projects (Suzhou Lake Royal Palace, Zhengzhou Thriving Family, Xingyang Splendid I, Xingyang Splendid II, Changsha Xinyuan Splendid, Zhengzhou Xindo Park, Henan Xin Central I, Zhengzhou Fancy City II(South), Kunshan Xindo Park), which recognized gross profits in 2016, had changes in their estimated gross profit margins. As of December 31, 2017, each of these projects has a percentage of completion at 50.1% or more. As these projects moved closer to completion during 2017, the Company adjusted its prior estimates related to selling prices and development costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share decreased by US$11.1 million (2015: increased US$52.1 million, 2016: increased US$61.2 million), US$8.3 million (2015: increased US$39.1 million, 2016: increased US$45.9 million), US$0.06 per share (2015: increased US$0.27 per share, 2016: increased US$0.34 per share), US$0.06 per share (2017: increased US$0.27 per share, 2016: increased US$0.33 per share), respectively, for the year ended December 31, 2017.

Recently Issued Accounting Pronouncements

Please see the more detailed discussion in Note 2 to our consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

A principal factor affecting our results of operations and our growth is the acquisition of land and land use rights in target markets. Under current regulations and market practice, land use rights for residential development purposes in the PRC may be acquired from local governments through a competitive auction or other bidding process. These competitive auctions and bidding processes are typically announced 20 days before they are about to take place. To participate in these auctions, we are required to make a minimum deposit of 20-50% of the opening auction price in cash. If we are successful on our bids, we are also generally required to remit the remaining purchase price within one to six months of the auction. Further, under current regulations we are not permitted to borrow money from local banks to fund land purchases. As a result we have to fund land purchases either from cash flows from project sales or from financing transactions in foreign markets which have been and continue to be relatively expensive and not easily accessible. (See “Item 3. Key Information D. Risk Factors — Our business requires access to substantial financing. Our failure to obtain adequate financing in a timely manner could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts and (2) affect our financial performance and condition.”) As a result of entering into the U.S. market, we will also require adequate U.S. dollar financing for our U.S. operations, one of the sources of which is back-to-back loan arrangements with our subsidiaries, which is subject to foreign exchange rate fluctuation and regulatory risk. See “Item 3. Key Information — D. Risk Factors — We face risks related to our back-to back loans.”

In addition to our land acquisitions, we expect to incur material project development costs on the acquired land. Our cash needs can only be partially satisfied by construction loans and future cash flows from real estate projects under development in the upcoming fiscal year. To ensure that we have sufficient funds to secure attractive land parcels and cover material project development costs, which are vital to our growth strategy, we have chosen to maintain a certain level of cash reserves on hand. In addition, we are required to maintain restricted cash deposits by banks that provide loans to us and our customers. The amount of the restricted cash deposits will vary based on the amount of the related loans. As of December 31, 2017, approximately US$566.7 million, or 38.8% of our total cash balance reserve, were restricted cash.

Since our 2007 IPO, we have mainly been acquiring land parcels through public auctions in the PRC. During 2013, we acquired one parcel of land in Suzhou for the total amount of US$159.1 million. In 2014, we purchased parcels in Jinan City, Chengdu City and Changsha City for aggregate land use rights costs of approximately US$460.4 million. Starting from second half of 2012, apart from public auctions, we adopted a negotiated land acquisition model as an additional approach to secure land in China. In 2013, we entered into two framework cooperation agreements with local governments and paid advances in the aggregate amount of US$333.1 million. These advances have been or will be deducted from land cost if we succeed in auction bids for the relevant properties. In 2013, we chose not to participate in the bidding for one parcel of land in Jiangsu Province through this new acquisition and the advance payment and interest of US$28.6 million were refunded to us. An aggregate of US$92.3 million of advance payments related to the remaining land parcels that we successfully acquired were transferred to land cost, including payments for three parcels of land in Xingyang for an aggregate price of US$39.7 million and two parcels of land in Zhengzhou for US$52.6 million. In 2014, we entered into one framework cooperation agreement with a local government and paid advances in the aggregate amount of US$209.2 million. These advances have been or will be deducted from land cost if we succeed in auction bids. A total US$131.5 million of advance payments related to land parcels we successfully acquired were transferred to land cost, including payments for three parcels of land in Xingyang for the amount of US$27.1 million and two parcels of land in Xi’an for the amount of US$104.4 million. In 2015, a total of US$232.9 million of advance payments related to the remaining land parcels successfully acquired were transferred to land cost, including four parcels of land in Zhengzhou for the amount of US$180.7 million and two parcels of land in Tianjin for US$52.2 million. In 2016, a total of US$210.0 million of advance payments related to the remaining land parcels successfully acquired were transferred to land cost, which were six parcels of land in Zhengzhou for the amount of US$210.0 million. In 2017, a total of US$262.7 million of advance payments related to the remaining land parcels successfully acquired were transferred to land cost, which were ten parcels of land in Zhengzhou for the amount of US$262.7 million. In 2013, we started to acquire parcels of land by acquisitions of the equity interests of companies holding land. In 2013, we purchased one parcel of land in Kunshan through the acquisition of a local real estate company for an aggregate consideration of approximately US$93.1 million. In 2014, we purchased two parcels of land in Sanya City and Shanghai City through acquisition of local real estate companies for an aggregate consideration of approximately US$58.3 million and US$149.4 million, respectively. During 2015, we acquired one parcel in Jinan City through the acquisition of one company for consideration of US$16.2 million. During 2016, we acquired three parcels in Beijing, Kunshan and Changsha through the acquisition of three companies for total consideration of US$159.5 million. During 2017, we acquired seven parcels in Zhengzhou, Xi’an, Zhuhai, Suzhou, Kunshan and Changsha through the acquisition of seven companies for total consideration of US$598.2 million.

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

Cash Flows

	Year Ended December 31,
	2015	2016	2017
	(US$ in thousands)
Net cash (used in)/provided by operating activities	(4,535)	(159,881)	139,713
Net cash (used in)/provided by investing activities	(35,003)	4,468	(827,169)
Net cash provided by financing activities	306,282	375,230	942,145
Net increase in cash and cash equivalents	266,744	219,817	254,689
Effect of exchange rate changes on cash and cash equivalents	(19,711)	(29,101)	61,618
Cash and cash equivalents at beginning of year	140,495	387,528	578,244
Cash and cash equivalents at end of year	387,528	578,244	894,551

Operating Activities

Net cash provided by operating activities was US$139.7 million for the year ended December 31, 2017, primarily attributable to proceeds from disposal of trading securities of US$178.8 million, a decrease in real estate property under development of US$151.8 million, a decrease in other deposits and prepayments of US$275.2 million, an increase in accounts payable of US$131.5million, an increase in customer deposits of US$269.5 million and an increase in other payables and accrued liabilities of US$91.5 million, partially offset by purchase of trading securities of US$186.1 million, an increase in accounts receivable of US$63.7 million, an increase in real estate properties development completed of US$355.6 million, an increase in real estate properties held for lease of US$112.0 million, an increase in deposits for land use rights of US$180.4 million and an increase in amounts due from related party of US$128.3 million.

Net cash used in operating activities was US$159.9 million for the year ended December 31, 2016, primarily attributable to an increase in real estate property development completed of US$429.4 million, an increase in real estate properties held for lease of US$100.4 million, an increase in other deposits and prepayments of US$258.4 million, an increase in amounts paid for deposits for land use rights of US$129.5 million, partially offset by US$79.5 million in net income, a decrease in customer deposits of US$101.9 million, a decrease in real estate property under development of US$346.7 million, a decrease in other receivables of US$114.2 million, and a decrease in other payables and accrued liabilities of US$101.4 million.

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

Proceeds from pre-sales of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sales proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sales are affected by a number of factors, including restrictions on pre-sales imposed by PRC law, market demand for our properties subject to pre-sales, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sales payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. At December 31, 2015, 2016 and 2017, we recorded current liabilities consisting of customer deposits of US$64.5 million, US$150.5 million US$438.3 million, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash in flow to the extent possible.

Investing Activities

Net cash used in investing activities was US$827.2 million in the year ended December 31, 2017, and was mainly attributable to the acquisition of long-term investment and interest in an equity investee.

Net cash provided by investing activities was US$4.5 million in the year ended December 31, 2016, mainly attributable to the acquisition of subsidiaries (net of cash acquired), partially offset by the acquisition of other equity method investments and the purchase of property and equipment.

Net cash used in investing activities was US$35.0 million in the year ended December 31, 2015, and was mainly attributable to the acquisition of a long-term investment and purchase of property and equipment.

Financing Activities

Net cash provided by financing activities was US$942.1 million in the year ended December 31, 2017, and was primarily attributable to proceeds from short-term, long-term bank loans and other debt in the aggregate of US$1,940.1 million, partially offset by repayments of short-term, long-term bank loans and other debt in the aggregate of US$818.8 million, an increase of restricted cash of US$212.3 million, purchases of treasury shares of US$14.1 million and dividend to shareholders of US$26.1 million.

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

Bank Borrowings and Other Debt

Bank borrowings and other debt are an important source of funding for our property developments. Our borrowings as of December 31, 2015, 2016 and 2017, respectively, were as follows.

	Year Ended December 31,
	2015	2016	2017
	US$	US$	US$
Short-term bank loans and other debt	222,226,246	178,576,151	247,758,295
Long-term bank loans	13,859,800	235,885,009	11,018,946
Other long-term debt	910,007,958	974,791,324	1,404,814,439
Current portion of long-term bank loans and other debt	594,834,196	704,695,082	1,648,233,254
Total	1,740,928,200	2,093,947,566	3,311,824,934

As of December 31, 2015, 2016 and 2017 the weighted average interest rate on our short-term bank loans and other debt was 1.71%, 6.53% and 7.67% respectively. As of December 31, 2015, all of the short-term bank loans were denominated in U.S. dollars and are secured by the equivalent amount of RMB bank deposit. As of December 31, 2016, US$144.2 million of the short-term bank loans were denominated in Renminbi and are secured by associated land use rights and real estate under development. The remaining US$34.4 million was denominated in U.S. dollars and was secured by the equivalent amount of RMB bank deposit. As of December 31, 2017, US$185.0 million of the short-term bank loans were denominated in Renminbi and are secured by associated land use rights, real estate under development, real estate properties held for lease, obligatory rights of account receivable, and real estate properties completed. The remaining US$61.9 million and US$0.9 million were denominated in U.S. dollars and HKD respectively, in which US$58.7 denominated in U.S. dollars are secured by an equivalent amount of RMB bank deposits.

As of December 31, 2015, 2016 and 2017, the weighted average interest rate on our long-term bank loans, including their current portion, was 7.23%, 5.07%, and 5.43% respectively. As of December 31, 2015, all of the long-term bank loans were denominated in Renminbi and were secured by associated land use rights and real estate under development. As of December 31, 2016, US$253.3 million of the long-term bank loans were denominated in Renminbi and are secured by associated land use rights. The remaining US$64.8 million was denominated in U.S. dollars and was secured by the equivalent amount of RMB bank deposit. As of December 31, 2017, US$447.5 million of the long-term bank loans were denominated in Renminbi and were secured by associated land use rights, real estate under development, respectively. The remaining US$64.8 million of the long-term bank loans were denominated in Renminbi and are secured by restricted cash.

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

Debt Securities Issued in 2013, 2016, 2017 and 2018

During 2013, we issued approximately US$475.76 million aggregate principal amount of debt securities in three separate transactions. On May 3, 2013, we issued US$200 million aggregate principal amount of May 2018 Senior Secured Notes. On September 19, 2013 we issued the Convertible Note in the aggregate principal amount of approximately US$75.76 million together with 12,000,000 common shares to a single institutional investor. On December 6, 2013, we issued US$200 million aggregate principal amount of June 2019 Senior Secured Notes. On August 30, 2016, we issued US$300 million aggregate principal amount of 8.125% senior notes due 2019.On February 28, 2017, we issued US$300 million aggregate principal amount of 7.75% senior notes due 2021. On November 22, 2017, we issued US$200 million aggregate principal amount of 8.875% senior notes due 2020. On December 1, 2017, we issued US$100 million aggregate principal amount of 8.875% senior notes due 2020. On March 19, 2018, we issued US$200 million aggregate principal amount of 9.875% senior notes due 2020. The terms of each debt security are discussed in more detail below. We redeemed the Convertible Note in 2014. See “Convertible Note,” below. We redeemed the May 2018 Senior Secured Notes in 2016. See “— May 2018 Senior Secured Notes,” below. We redeemed the June 2019 Senior Secured Notes in 2017. See “— June 2019 Senior Secured Notes,” below.

The May 2018 Senior Secured Notes, the June 2019 Senior Secured Notes, the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes and the March 2020 Senior Secured Notes were issued without registration under the Securities Act in offerings conducted outside the United States pursuant to Regulation S under the Securities Act.

The Convertible Note and shares were issued without registration under the Securities Act pursuant to an exemption for issuance and subs not involving any public offering.

Senior Secured Notes

Our obligations under the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes and the March 2020 Senior Secured Notes, the indenture governing the August 2019 Senior Secured Notes (the “August 2019 Indenture”), the indenture governing the February 2021 Senior Secured Notes (the “February 2021 Indenture”), the indenture governing the November 2020 Senior Secured Notes (the “November 2020 Indenture”) and the indenture governing the March 2020 Senior Secured Notes (the “March 2020 Indenture”) have been guaranteed initially by certain of our wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other of our future subsidiaries in accordance with the terms of the applicable Indenture. Our obligations under the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes, the March 2020 Senior Secured Notes, the August 2019 Indenture, the February 2021 Indenture, the November 2020 Indenture and the March 2020 Indenture are secured by a pledge of the capital stock of our wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd. and Elite Quest Holdings Ltd. During the period the May 2018 Senior Secured Notes and the June 2019 Senior Secured Notes were outstanding, we had similar obligations under the May 2018 Senior Secured Notes, the June 2019 Senior Secured Notes, the indenture governing the May 2018 Senior Secured Notes (the “May 2018 Indenture”) and the indenture governing the June 2019 Senior Secured Notes (the “June 2019 Indenture”).

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

The August 2019 Indenture, the February 2021 Indenture, the November 2020 Indenture and the March 2020 Indenture continue to contain certain covenants that, among others, restrict our ability and the ability of our restricted subsidiaries (as defined in the applicable Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes or the March 2020 Senior Secured Notes, as applicable, or other assets, to make certain other payments and to engage in transactions with affiliates and holders of more than 10% of our common shares, subject to certain qualifications and exceptions and the satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the applicable Indenture) of 2.50 to 1.0, 2.0 to 1.0, 2.0 to 1.0, and 2.0 to 1.0, respectively. Certain of these limitations, including restrictions on the incurrence of certain indebtedness or issuances of preferred stock, the making of certain payment or investments, payments of dividends, and sales of assets will be suspended if the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes or the March 2020 Senior Secured Notes, as applicable, obtain and retain an investment grade rating.

Additional information regarding the May 2018 Senior Secured Notes, the June 2019 Senior Secured Notes, the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes and March 2020 Senior Secured Notes is set forth below.

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

June 2019 Senior Secured Notes

The June 2019 Senior Secured Notes bore interest at 13% per annum payable semi-annually. Interest was payable on June 6 and December 6 of each year, commencing June 6, 2014. The final maturity date of the June 2019 Senior Secured Notes was June 6, 2019.

On July 10, 2017, we redeemed an aggregate principal amount of US$200,000,000 of all outstanding June 2019 Senior Secured Notes at the redemption price equal to 106.5% of the principal amount thereof, being US$213,000,000, plus accrued and unpaid interest of US$2,456,000 to July 10, 2017. The total redemption price paid by the Company on July 10, 2017 was US$215,456,000. The Company funded the redemption using the proceeds from the offering of its February 2021 Senior Secured Notes.

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

February 2021 Senior Secured Notes

On February 28, 2017, we issued an aggregate principal amount of US$300,000,000 of the February 2021 Senior Secured Notes. The February 2021 Senior Secured Notes bear interest at 7.75% per annum payable semiannually. Interest will be payable on February 28 and August 28 of each year, commencing August 28, 2017. The February 2021 Senior Secured Notes have a four year term maturing on February 28, 2021.

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

November2020 Senior Secured Notes

On November 22, 2017 and December 1, 2017, we issued an aggregate principal amount of US$200,000,000 and US$100,000,000 of the November 2020 Senior Secured Notes, respectively. The November 2020 Senior Secured Notes bear interest at 8.875% per annum payable semi-annually. Interest will be payable on May 22 and November 22 of each year, commencing May 22, 2018. The November 2020 Senior Secured Notes have a three year term maturing on November 22, 2020.

At any time prior to November 22, 2020, we may at our option redeem the November 2020 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the November 2020 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any November 2020 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such November 2020 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such November 2020 Senior Secured Note, plus all required remaining scheduled interest payments due on such November 2020 Senior Secured Note through the maturity date of the November 2020 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the November 2020 Indenture) plus 100 basis points, over (B) the principal amount of such November 2020 Senior Secured Note on such redemption date.

At any time prior to November 22, 2020, we may redeem up to 35% of the aggregate principal amount of the November 2020 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 108.875% of the principal amount of the November 2020 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the November 2020 Senior Secured Notes issued on November 22, 2017 remain outstanding after each such redemption.

Following any Change of Control Triggering Event, we must make an offer to purchase all outstanding November 2020 Senior Secured Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any, to (but not including) the offer to purchase payment date. A “Change of Control Triggering Event” means the occurrence of both a Change of Control (as defined in the November 2020 Indenture) and specified decline in the ratings of the November 2020 Senior Secured Notes within six months after the date of public notice of the occurrence of a Change of Control or the intention by us or any other person to effect a Change of Control.

March 2020 Senior Secured Notes

On March 19, 2018, we issued an aggregate principal amount of US$200,000,000 of the March 2020 Senior Secured Notes. The March 2020 Senior Secured Notes bear interest at 9.875% per annum payable semi-annually. Interest will be payable on March 19 and September 19 of each year, commencing September 19, 2018. The March 2020 Senior Secured Notes have a two year term maturing on March 19, 2020.

At any time prior to March 19, 2020, we may at our option redeem the March 2020 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the March 2020 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any March 2020 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such March 2020 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such March 2020 Senior Secured Note, plus all required remaining scheduled interest payments due on such March 2020 Senior Secured Note through the maturity date of the March 2020 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the March 2020 Indenture) plus 100 basis points, over (B) the principal amount of such March 2020 Senior Secured Note on such redemption date.

At any time prior to March 19, 2020, we may redeem up to 35% of the aggregate principal amount of the March 2020 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 109.875% of the principal amount of the March 2020 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the March 2020 Senior Secured Notes issued on March 19, 2018 remain outstanding after each such redemption.

Following any Change of Control (as defined in the March 2020 Indenture), we must make an offer to purchase all outstanding March 19 2020 Senior Secured Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any, to (but not including) the offer to purchase payment date. A “Change of Control Triggering Event” means the occurrence of both a Change of Control (as defined in the March 2020 Indenture) and specified decline in the ratings of the March 2020 Senior Secured Notes within six months after the date of public notice of the occurrence of a Change of Control or the intention by us or any other person to effect a Change of Control.

Convertible Note

Pursuant to a Securities Purchase Agreement entered into on August 26, 2013, on September 19, 2013, we issued and sold the Convertible Note in the aggregate principal amount of US$75,761,009 and 12,000,000 common shares to TPG Asia. We received gross proceeds of approximately US$108,600,000 from the issuance of the Convertible Note and the shares. The Convertible Note bore interest at 5.00% per annum payable semi-annually in arrears, commencing March 19, 2014, and was convertible at the option of the holder at any time at an initial conversion price of US$3.00 per common share, equivalent to US$6.00 per ADS, subject to adjustments for share splits, reverse splits, share dividends and distributions, and certain issuances (or deemed issuances) of common shares or ADSs for consideration less than the conversion price then in effect, and certain Extraordinary Cash Dividends (as defined in the Convertible Note). The maturity date of the Convertible Note was September 19, 2018.

On November 21, 2014, in accordance with a note redemption agreement entered into with TPG Asia, we redeemed the Convertible Note in full for a total redemption amount of US$86,272,849 consisting of the entire outstanding principal balance, interest to the redemption date and debt extinguishment loss equal to the 13% of the outstanding principal amount. In connection with the redemption, we agreed with TPG Asia to waivers of the covenants requiring us to maintain a Fixed Charge Coverage Ratio (as defined in the Convertible Note) of not less than 3.0 to 1.0 and limiting our ability, and the ability of our Restricted Subsidiaries (as defined in the Convertible Note) to incur indebtedness, except under limited circumstances.

Onshore Corporate Bonds

On December 28, 2015, Xinyuan China issued the first tranche of the onshore corporate bonds with an aggregate principal amount of US$154 million due on December 28, 2020 (the “First Tranche Bonds”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on December 28 of each year, commencing December 28, 2016. Given that First Tranche Bonds is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the First Tranche Bonds under the requirements of ASC 815 “Derivatives and Hedging.” The First Tranche Bonds were issued at par. On January 27, 2016, Xinyuan China issued the second tranche of the onshore corporate bonds with an aggregate principal amount of US$107 million due on January 27, 2021 (the “Second Tranche Bonds”) at a coupon rate of 7.47% per annum payable annually. On March 14, 2016, Xinyuan China issued the third tranche of the onshore corporate bonds with an aggregate principal amount of US$77 million due on March 14, 2021 (the “Third Tranche Bonds”) at a coupon rate of 7.09% per annum payable annually.

Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan China may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. Upon the third anniversary on December 28, 2017, the first tranche of the onshore corporate bonds have been reclassified as current liabilities.

The bonds contain restrictions on certain business activities of Xinyuan (China) Real Estate Ltd. when in default on payment of interest or principal, including, among others, limitations on distributions of net income, limitations on certain expenditures, or business combination transactions.

On August 15, 2016, Xinyuan China issued a new tranche of onshore corporate bonds with an aggregate principal amount of RMB1.5 billion (US$216 million) due on August 15, 2019 (the “New Tranche”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on August 15 of each year, commencing August 15, 2017.On April 7, 2017, Xinyuan China issued a new second tranche of onshore corporate bonds with an aggregate principal amount of RMB1.13 billion (US$173 million) due on April 7, 2020 (the “2017 Tranche”) at a coupon rate of 8.2% per annum payable annually. Interest is payable on April 7 of each year, commencing April 7, 2018. Upon the first anniversary of the issuance of the New Tranche and 2017 Tranche, respectively, Xinyuan China may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. Therefore, the entire amount of the New Tranche and 2017 Tranche, respectively, has been classified as current liabilities for the periods presented. On August 15, 2017, Xinyuan China adjusted the annual interest rate of the New Tranche Bonds to 8.2% from 7.5%.

Capital Expenditures

Our capital expenditures were US$39.1 million, US$6.5 million and US$9.8 million, in 2015, 2016 and 2017, respectively. Our capital expenditures in 2015, 2016 and 2017 were mainly used for building improvements, and purchase of aircraft, vehicles, fixtures and furniture and computer network equipment. The source of our capital expenditures is primarily the cash flow generated from operating activities.

As of December 31, 2017, we had outstanding commitments with respect to non-cancelable construction contracts for real estate development in the amount of US$356.8 million.

C.	Research and Development, Patent and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

As of December 31, 2016 and 2017, we guaranteed mortgage loans in the aggregate outstanding amount of US$1,672.9 million and US$1,569.8 million, respectively.

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

We paid US$1.5 million, US$0.6 million, US$1.8 million and US$0.8 million to satisfy guarantee obligations related to customer defaults for the years ended December 2013, 2014, 2016 and 2017, respectively. The fair value of the guarantees is not significant and we consider that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in our consolidated financial statements.

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

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2017, our contractual obligations amounted to US$4,113.7 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated:

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(US$ in thousands)
Long-term debt obligations:
Long-term bank loans	11,019	–	11,019	–	–
Interest on long-term bank loans (1)	1,372	855	517	–	–
Other long-term debt	1,404,814	–	890,640	502,696	11,478
Interest on other long-term debt (2)	181,768	24,808	149,036	6,984	940
Current portion of long-term bank loan and other debt	1,648,233	1,648,233	–	–	–
Interest on current portion of long-term bank loan and other debt (1)	212,334	212,334	–	–	–
Short-term debt obligations
Short-term bank loans	247,758	247,758	–	–	–
Interest on short-term debt obligations (3)	14,306	14,306	–	–	–
Operating lease obligations	15,785	8,077	6,093	1,078	537
Non-cancellable construction contract obligations	356,835	278,213	78,597	25	–
Capital lease obligations (4)	19,459	6,196	10,722	2,541	–
Total	4,113,683	2,440,780	1,146,624	513,324	12,955

(1)	Our long-term bank loans, including current portion, bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans, including current portion, is calculated based on the current interest rate of each loan, ranging from1.10% plus 3 month LIBOR to 6.60% per annum, using the PBOC benchmark rate of 4.75 % as of December 31, 2017.

(2)	Interest on other long-term debt is calculated based on the interest rates for relevant loans, ranging from 4.19% to 9.5% per annum.

(3)	Interest on short-term loans is calculated based on the interest rates for relevant loans, ranging from 1.10% plus 3 month LIBOR to 11.50% per annum.

(4)	In 2012, one of our subsidiaries entered into a capital lease agreement to lease an aircraft, and in 2016, another one of our subsidiaries entered into a sale and leaseback agreement for shopping mall equipment, as described further below.

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

In 2013, we adopted a negotiated land acquisition model. We entered into two framework cooperation agreements with local governments in 2013, one such agreement in 2014, no such agreements in 2015, 2016, one such agreement in 2017, all with local governments, relating to prospective land parcel planning and preparation, pursuant to which we paid advances in the aggregate amount of US$333.1 million, US$209.2 million, US$83.4 million, US$255.1 million and US$247.9 million, respectively. These advances have been or will be transfer to land cost through our success in auction bids. In 2013, we chose not to participate in the bidding for one parcel of land in Jiangsu Province through this negotiated land acquisition model; the advance payment and related interest of US$28.6 million were refunded to us, and total US$92.3 million of the advance payments related to the other land parcels successfully acquired were transferred to land cost, including three parcels of land in Xingyang for the amount of US$39.7 million and two parcels of land in Zhengzhou of US$52.6 million. In 2014, a total of US$131.5 million of advance payments related to the land parcels successfully acquired were transferred to land cost, including payments related to three parcels of land in Xingyang for the amount of US$27.1 million and two parcels of land in Xi’an for the amount of US$104.4 million. In 2015, a total of US$232.9 million of advance payments related to the remaining land parcels successfully acquired were transferred to land cost, including four parcels of land in Zhengzhou for the amount of US$180.7 million and two parcels of land in Tianjin for US$52.2 million. In 2016, a total of US$210.0 million of advance payments related to the remaining land parcels successfully acquired were transferred to land cost, which were six parcels of land in Zhengzhou for the amount of US$210.0 million. In 2017, a total of US$262.7million of advance payments related to the remaining land parcels successfully acquired were transferred to land cost, which were ten parcels of land in Zhengzhou for the amount of US$262.7 million.

In 2013, we started to acquire parcels of land by acquisitions of equity interests in companies holding land. In 2014, we purchased two parcels of land in Sanya City and Shanghai City through acquisition of local real estate companies for an aggregate consideration of approximately US$58.3 million US$149.4 million, respectively. In 2015, we purchased one parcel of land in Jinan City through acquisition of local real estate companies for an aggregate consideration of approximately US$16.2 million. In 2016, we acquired three parcels of land in Beijing, Kunshan and Changsha in the amounts of US$63.1 million, US$66.9 million and US$29.5 million, respectively. In 2017, we acquired seven parcels in Zhengzhou, Zhengzhou, Xi’an, Zhuhai, Suzhou, Kunshan and Changsha in the amounts of US$23.7 million, US$352.3 million, US$100.7 million, US$56.3 million, US$5.2 million, US$23.5 million and US$36.5 million, respectively.

On October 23, 2012, Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”), one of our subsidiaries, entered into a capital lease agreement with MinshengHongtai (Tianjin) Aviation Leasing Co., Ltd. (“Minsheng”) to lease an aircraft. Under the terms of the agreement, Minsheng purchased a Gulf 450 from Gulfstream Aerospace Corporation and leased the aircraft to Henan Xinyuan for a term of 96 months starting from September 12, 2013. We measured a capital lease asset and capital lease obligation at an amount equal to the present value of the minimum lease payments during the lease term, excluding the portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) as well as any profit thereon. As of December 31, 2017, we are contractually committed to pay the amount of US$19.5 million. See Note 21 to the consolidated financial statements contained elsewhere in this annual report on Form 20-F.

During 2013, we issued approximately US$475.76 million aggregate principal amount of debt securities in three separate transactions. On May 3, 2013, we issued US$200 million aggregate principal amount of May 2018 Senior Secured Notes that bore interest at a rate of 13.25% per annum. On October 18, 2016, we redeemed the May 2018 Senior Secured Notes in full. On September 19, 2013 we issued the Convertible Note in the aggregate principal amount of approximately US$75.76 million together with 12,000,000 common shares for aggregate proceeds to us of approximately US$106 million. The Convertible Note bore interest at a rate of 5% per annum. On November 21, 2014, we redeemed the Convertible Note in full. The total cash redemption amount (including the principal, accrued interest up to and including November 21, 2014 and loss on extinguishment of debt amounted to US$86.27 million. On December 6, 2013, we issued US$200 million aggregate principal amount of June 2019 Senior Secured Notes that bore interest at a rate of 13% per annum. On July 10, 2017, we redeemed the June 2019 Senior Secured Notes in full. On December 28, 2015, our subsidiary, Xinyuan China issued US$154 million aggregate principal amount of First Tranche Bonds that bear interest at a rate of 7.5% per annum. On January 27, 2016, Xinyuan China issued US$107 million aggregate principal amount of Second Tranche Bonds that bear interest at a rate of 7.47% per annum. On March 14, 2016, Xinyuan China issued US$77 million aggregate principal amount of Third Tranche Bonds that bear interest at a rate of 7.09% per annum. Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan (China) Real Estate, Ltd may adjust the applicable coupon rate and the holders have the right within a specified time period to require the company to repurchase the bonds following the company’s announcement of whether it intends to increase the interest rate. On August 15, 2016, Xinyuan China issued US$216 million (RMB1.5 billion) aggregate principal amount of the New Tranche of Onshore Corporate Bond that bear 7.5% per annum. Upon the first anniversary of the issuance of the New Tranche, Xinyuan (China) Real Estate Ltd may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. On August 30, 2016, we issued US$300 million aggregate principal amount of August 2019 Senior Secured Notes that bear interest at a rate of 8.125% per annum. On October 18, 2016, we redeemed an aggregate principal amount of US$183,000,000 of all outstanding May 2018 Senior Secured Notes at the redemption price equal to 106.625% of the principal amount thereof, being US$195,123,750, plus accrued and unpaid interest of US$11,113,590 to October 18, 2016. The total redemption price paid by the Company on October 18, 2016 was US$206,237,340. The Company funded the redemption using the proceeds from the offering of its August 2019 Senior Secured Notes. On February 28, 2017, we issued US$300 million aggregate principal amount of February 2021 Senior Secured Notes that bear interest at a rate of 7.75% per annum. On November 22, 2017 and December 1, 2017, we issued US$200 million and US$100 million aggregate principal amount November 2020 Senior Secured Notes, respectively, that bear interest at a rate of 8.875% per annum. On March 19, 2018, we issued US$200 million aggregate principal amount of March 2020 Senior Secured Notes that bear interest at a rate of 9.875% per annum.

We believe our cash on hand, projected cash flow from operations, available construction loan borrowing capability, and potential access to capital markets, should be sufficient to meet our expected cash requirements, including our non-cancellable construction contract obligations and capital lease obligations that are due on various dates through March 31, 2019, US$300 million principal amount of our August 2019 Senior Secured Notes due in August 2019, US$300 million principal amount of our February 2021 Senior Secured Notes due in February 2021, US$300 million principal amount of our November 2020 Senior Secured Notes due in November 2020, US$200 million principal amount of our March 2020 Senior Secured Notes due in March 2020 and for Xinyuan China to satisfy its obligations under the First, Second, Third and the New Tranche Bonds.

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

G.	Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report:

Name	Age	Position
Yong Zhang	55	Director, Chairman of the Board
Lizhou Zhang	47	Executive Director and Chief Executive Officer
Yong Cui	44	Director
Yuan (Helen) Zhang	49	Chief Financial Officer
Huai Chen	66	Independent Director
Thomas Gurnee	67	Independent Director and Chairman of the Audit Committee
Yifan (Frank) Li	50	Independent Director
Yumin Liang	55	Director
Steve Sun	48	Director
Wells Tian	47	Director
Yuyan Yang	55	Director

Unless otherwise indicated, the business address of each director and executive officer is 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, the People’s Republic of China.

A description of the business experience and present position of each director and executive officer is provided below:

Yong Zhang founded our company in 1997 and has been the Chairman of the board of directors since 2007 and, through September 2013, was our Chief Executive Officer. Mr. Zhang has more than 20 years of working experience in the real estate industry. Prior to founding our company, he worked at several construction and property development companies, including Zhengzhou City Construction and Development Inc. and China Antai Real Estate Development Inc. Mr. Zhang is also vice chairman of Henan Real Estate Association, a member of China Democratic National Construction Association and a deputy to the 12th People’s Congress of Henan Province in China. He serves as a director of Beijing Ruizhuo Xihe Technology Development Co., Ltd., Beijing Ruizhuo Xitou Technology Development Co., Ltd., Beijing Ruizhuo Xichuang Technology Development Co., Ltd, Beijing XinyuanXin Technology Development Co., Ltd., Beijing Ruizhuo Xirong Technology Development Co., Ltd., Beijing Ruizhuo Xihui Technology Development Co., Ltd., Beijing Ruizhuo Xijia Technology Development Co., Ltd., Beijing Ruizhou Xiyuan Technology Development Co., Ltd., Xin Media Conference (Beijing) Co., Ltd., Huayi Xincheng (Beijing) Intelligent City Construction Co., Ltd., Beijing Xinyuan Future Investment Management Co., Ltd., Ningbo Zhongxin Xitou investment management Co., Ltd., Beijing Aijieli Technology Development Co., Ltd., Shenzhen Ruizhuo Xizhi Technology Development Co., Ltd. and Xinyuan Holding Ltd. Mr. Zhang also serves as a director or officer of a number of subsidiaries of Xinyuan. Mr. Zhang received a Ph.D. in finance from Renmin University of China in 2014, an executive master’s degree in business administration from Tsinghua University in 2005 and a bachelor’s degree in architecture from Henan Zhongzhou University in 1985.

Lizhou Zhang was appointed as our Chief Executive Officer and a member of the board of directors effective July 27, 2016. Mr. Zhang joins Xinyuan in June 2016 after working at Wanda Group, one of China’s largest property enterprises, in various positions for nearly seven years. Since January 2014, Mr. Zhang served as General Manager at Wanda One UK Co., Ltd. From 2011 to 2013, Mr. Zhang worked as Assistant to the President of Wanda Group and General Manager of the Northern Project Management Center and Operation Center of Wanda Commercial Management Company. Prior to this role, Mr. Zhang served as General Manager at two different subsidiaries of Wanda Group. He serves as a director of Beijing Starry Sky Cinema Co., Ltd., Wuhan Qiaoxin Real Estate Co., Ltd., Zhengzhou Xinci Health Service Co., Ltd., Chengdu Xinyuan Renju Enterprise management Co., Ltd., Chengdu Guohongteng industrial Co., Ltd., Qingdao Huiju Zhihui City Industrial Development Co., Ltd. and Beijing wujiyun network technology Co., Ltd. Mr. Zhang also serves as a director or officer of a number of subsidiaries of Xinyuan. Mr. Zhang holds a bachelor’s degree in construction management from Chongqing University and a master’s degree in monetary banking from Dongbei University of Finance and Economics.

Yong Cui has been a director of our company since August 2006 and served as our President from September 2013 through January 2018. With a doctorate degree in finance from Renmin University of China, Mr. Cui has extensive experience in corporate finance. For the past five years, Mr. Cui has worked at Beijing Runzheng Consulting Company as President. He serves as a director of Shenzhen Zhong An Financial Lease Co., Ltd. Mr. Cui also serves as a director or officer of a number of subsidiaries of Xinyuan.

Yuan (Helen) Zhang was appointed as our Chief Financial Officer effective September 26, 2016. Prior to that, Ms. Zhang had been working for our company for nearly nine years in a number of other senior-level roles, including Financial Controller, Interim Chief Financial Officer and Assistant President. She has more than a decade of experience in accounting, finance and investor relations having worked for companies with public listings in mainland China, Hong Kong and the United States. Her career encompasses working at China National Metals & Minerals Import & Export Corp.; China Netcom Group Company Ltd.; TechFaith Wireless Technology Ltd.; Baidu, Inc. and Sohu.com Inc. Ms. Zhang obtained her bachelor’s degree in economics from the University of International Business and Economics in Beijing, China and her master’s degree in business administration from Fordham University in 2001. She also serves as a director of Guangzhou Huanglong Information Technology Co., Ltd.

Huai Chen was appointed as a director of our company in December 2007. Mr. Chen is director of development of urban and rural construction, Graduate School, Chinese Academy of Social Science. Mr. Chen was a former director of the Policy Research Center of the MOHURD and the deputy director of the Institute of Market Research under the PRC State Council’s Development and Research Center. Mr. Chen was a visiting professor of Stanford University and Tokai University and has a doctorate from Renmin University of China.

Thomas Gurnee was appointed as a director of our company in December 2007 and served as our Chief Financial Officer from February 2009 through September 2013. In 2015, Mr. Gurnee was appointed as the Chairman of the Audit Committee. Mr. Gurnee is owner and manager of Chalet Development LLC, a U.S.-based real estate company. Prior to joining our company, Mr. Gurnee was the Chief Financial Officer of GEM Services Inc., a semiconductor contract manufacturer based in China. Prior to that, Mr. Gurnee served as the president of Globitech Inc., a Texas-based epitaxial semiconductor wafer manufacturer, the Chief Financial Officer of Artest Inc., a California-based semiconductor test subcontractor, and the Chief Financial Officer of Sohu.com (NASDAQ: SOHU), a Beijing-based internet portal. Mr. Gurnee is a director of Planar Semiconductor AG. Mr. Gurnee obtained his bachelor’s degree from Stanford University and master’s degree in business administration from the University of Santa Clara. His business address is 5920 Sky Terrace Court, Reno, NV 89511.

Yifan (Frank) Li was appointed as a director of our company in February 2017. Mr. Li has been a director and Vice President of Geely Holding Group since September 2014. Prior to joining Geely, he was Vice President and international Chief Financial Officer of Sanpower Group from April in 2014. Prior to joining Sanpower Group, he served as Chief Financial Officer of China Zenix Auto International (NYSE:ZX) from December 2010 - 2014. Prior to joining China Zenix Auto International, Mr. Li was the Chief Financial Officer of Standard Water and Time Share Media from December 2007. Mr. Li is also a director of Shanghai International Port (Group) Co. Ltd. (600018-CN) and, Heilongjiang Interchina Water Treatment Co., Ltd. (600187-CN) and Zhongan Online Insurance Co., Ltd. Mr. Li received his MBA from the University of Chicago Booth School of Business in 2000, MSc in Accounting from University of Texas at Dallas in 1994, and Bachelor of Economics in World Economy from Fudan University in 1989. He is a Certified Public Accountant in the United States and a Chartered Global Management Accountant. His business address is Room 815, 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang, PRC, 310051.

Yumin Liang was appointed as a director of our company in January 2014 and served as chairman of Henan Xinyuan Real Estate Co., Ltd., one of our subsidiaries, from July 2013 through December 2017. Prior to joining Xinyuan, Mr. Liang was the chairman of Zhengzhou Public Housing Investment Co. Ltd. Prior to that, Mr. Liang held progressive positions at the Zhengzhou Housing Management Bureau for approximately eighteen years. Mr. Liang holds a bachelor’s degree in civil engineering from Zhongzhou University. He serves as a director of Beijing Starry Sky Cinema Co., Ltd. Mr. Liang also serves as a director or officer of a number of subsidiaries of Xinyuan.

Steve Sun was appointed as a director of our company in September 2013. Mr. Sun is a Partner and Managing Director at TPG and is based in the firm’s Hong Kong office. Prior to joining TPG, Mr. Sun was a Managing Director in the Principal Investment Area (“PIA”) of Goldman Sachs and focused on private equity investment in the Greater China region from 2006 to early 2011. Before joining Goldman Sachs, Mr. Sun was a Vice President at Morgan Stanley in Hong Kong from 2004 to 2006. Prior to that, Mr. Sun worked for General Electric in Connecticut and Citigroup in New York. Mr. Sun earned a bachelor’s degree in international finance from Renmin University of China and an MBA with high distinction from University of Michigan. He is also a director of Phoenix Satellite Television Company Limited and of China National Building Materials Group Corporation. His business address is 57/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong. Mr. Sun was appointed as the TPG Investor director pursuant to the TPG Securities Purchase Agreement.

Wells Tian was appointed as an independent director in October 2015 and became an executive director in September 2016. Mr. Tian served as President of Xinyuan (China) Real Estate Co., Ltd from September 2016 through July 2017. Prior to joining Xinyuan, Mr. Tian was a Senior Partner at Korn/Ferry International where he leads its talent and leadership consulting business for Chinese companies. Prior to joining Korn/Ferry, Mr. Tian was at Aon Hewitt and held the roles of Vice President of its China division, General Manager of its North China division, and Director of its leadership and senior executive compensation consulting practice in China. Mr. Tian received his bachelor’s degree in Accounting from Qingdao University and holds an MBA in Administrative Engineering from Tsinghua University. Mr. Tian is a member of the Association of Charted Certified Accountants (“ACCA”) and is certified as a Project Management Professional (“PMP”).

Yuyan Yang co-founded our company in 1997 with Mr. Yong Zhang. Ms. Yang is a director and previously a Vice President of our company. Ms. Yang has more than 10 years’ working experience in the real estate industry. Ms. Yang received a bachelor’s degree in education management from Henan University in 1985. Ms. Yang received her executive master’s degree in business administration at the National University of Singapore in May 2008. Ms. Yang also serves as a director of a number of subsidiaries of Xinyuan.

As of the date of this annual report on Form 20-F, there are no familial relationships between any directors and members of senior management.

B.	Compensation

For the fiscal year ended December 31, 2017, the aggregate compensation to our executive officers, including all directors was US$10.6 million (which includes amounts paid to persons who are no longer serving as executive officers), and the aggregate compensation to our non-executive directors was US$0.7 million (which includes amounts paid to persons who are no longer serving as directors. As discussed below under “Item 6. Directors, Senior Management and Employees — D. Employees” we made contributions of US$11.3 million to employee benefit plans for the fiscal year ended December 31, 2017.

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

On February 26, 2015, under the 2007 Plan, our company granted share options with service conditions to purchase up to 200,000 common shares to one employee, at an exercise price of US$1.255 per share. These options have a weighted average grant date fair value of US$0.36 per option and a total expected compensation cost, net of expected forfeitures, of US$71,853. These options have vesting periods based on length of service of 36 months and will expire no later than February 26, 2025.

On April 10, 2015, under the 2007 Plan, our company granted share options with service conditions to purchase up to 600,000 common shares to one employee, at an exercise price of US$1.605 per share. These options have a weighted average grant date fair value of US$0.52 per option and a total expected compensation cost, net of expected forfeitures, of US$312,671. These options have vesting periods based on length of service of 36 months and will expire no later than April 10, 2025.

On July 1, 2015, under the 2007 Plan, our company granted share options with service conditions to purchase up to 1,200,000 common shares to two employees, at an exercise price of US$1.71 per share. These options have a weighted average grant date fair value of US$0.48 per option and a total expected compensation cost, net of expected forfeitures, of US$577,836. These options have vesting periods based on length of service of 36 months and will expire no later than July 1, 2025.

On September 30, 2015, under the 2007 Plan, our company granted share options with service conditions to purchase up to 200,000 common shares to one employee, at an exercise price of US$1.39 per share. These options have a weighted average grant date fair value of US$0.50 per option and a total expected compensation cost, net of expected forfeitures, of US$100,243. These options have vesting periods based on length of service of 36 months and will expire no later than September 30, 2025.

On November 6, 2015, under the 2007 Plan, our company granted share options with service conditions to purchase up to 200,000 common shares to one employee, at an exercise price of US$1.81 per share. These options have a weighted average grant date fair value of US$0.61 per option and a total expected compensation cost, net of expected forfeitures, of US$122,109. These options have vesting periods based on length of service of 36 months and will expire no later than November 6, 2025.

Our company did not grant any share options under the 2007 Plan in 2016 and 2017.

As of December 31, 2017, 700,138 options remained issued and outstanding under the 2007 plan and 2,194,000 shares remained eligible for future grants under the plan.

The following table summarizes the options granted to our current directors, executive officers, and other individuals as a group under our 2007 Plan outstanding as of April 1, 2018:

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Grant Date	Date of Expiration
Yong Zhang	39,400	1.21	June 30, 2014	June 29, 2024
Wells Tian	68,000	1.810	November 6, 2015	November 6, 2025
Other employees as a group(1)	180,000	2.975	July 1, 2008	June 30, 2018
	100,000	1.085	May 24, 2011	May 25, 2021
	100,000	1.64	November 12, 2012	November 11, 2022
	12,738	1.21	December 13, 2010	December 12, 2020

(1)	None of these employees is a director or executive officer of our company.

2014 Restricted Stock Unit Plan

Our board of directors adopted the Xinyuan Real Estate Co., Ltd. 2014 Restricted Stock Unit Plan (the “RSU Plan”), effective May 23, 2014. The RSU Plan provides for discretionary grants of restricted stock units, or RSUs, to or for the benefit of participating employees. The purpose of the RSU Plan is to provide to us and our shareholders the benefits of the additional incentive inherent in the ownership of our common shares by selected employees, including selected employees of our subsidiaries who are important to the success and growth of our business, and to help us and our subsidiaries secure the services of those persons. The maximum number of shares that may be delivered to RSU Plan participants in connection with RSUs granted under the RSU Plan is 10,000,000, subject to adjustment if our outstanding common shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of our company through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction. All of our and our subsidiaries’ employees and officers who are capable of contributing significantly to our successful performance, in the determination of the Compensation Committee of our board of directors, are eligible to be participants in the RSU Plan. Each eligible employee selected to participate may be granted an award of RSUs at such times and subject to such conditions as determined by the Compensation Committee.

Incentive Pool; Funding. Under the RSU Plan, we will establish a long-term incentive pool for participants for each fiscal year, a “Grant Year,” based on our net income (or other performance goals) for the most recently completed prior fiscal year, a “Base Year.” For Grant Year 2014, 2015, 2016 and 2017, the target long-term incentive pool is 6.75% of net income for 2013, 2014, 2015 and 2016, respectively. The long-term incentive pool will be funded for any Grant Year and RSUs will be granted only if 70% or more of the target net income for applicable Base Year has been achieved in the Grant Year or if 70% or more of the total target net income for the three fiscal years ending with the Base Year has been achieved. If neither of such targets is achieved for a Grant Year, no amount will be credited to the long-term incentive pool for that Grant Year and no RSUs will be awarded for the Grant Year. The pre-condition for Grant Year 2014, 2015, 2016 and 2017 were met and the RSUs have been granted accordingly. For Grant Year 2018, the target long-term incentive pool is 6.75% of net income for 2017. We have established a trust and we will deposit or cause to be deposited in the trust amounts of cash not exceeding the amount of the long-term incentive pool for a Grant Year. The trustee will use the funds to acquire in the open market or in private transactions that number of ADSs representing common shares as we direct over a period of time as we and the trustee determine.

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

Common shares (either in the form of common shares or ADSs) in respect of RSUs allocated to a participant will not be eligible to be withdrawn by a participant from the trust established pursuant to the RSU Plan for the period of time (the “lock-up period”) set forth in the RSU Plan. Common shares or ADSs become “unlocked” and may be withdrawn or transferred from the trust at the election of a participant as follows: one-third after the first anniversary of the grant date, one-third after the second anniversary of the grant date, and one-third after the third anniversary of the Grant Date. In the event of (i) death, (ii) disability as the result of a work injury, (iii) retirement on or after age 60, in each case prior to termination of service, or (iv) subject to exceptions specified in the RSU Plan, the termination of employment or resignation by a participant, the locked portion of a participant’s RSUs will continue to become unlocked on each subsequent anniversary of the Grant Date after such event. In the event of death, a participant’s awards will be paid to his personal representative or estate as provided by applicable law. The locked portion of a participant’s RSU award may be cancelled for no value for certain events specified in the RSU Plan. The Compensation Committee, in its sole discretion, may (but will not be required to) reallocate all or a portion of RSUs forfeited by a participant to a different participant or participants continuing in employment on such unlocking schedule as the Compensation Committee may determine. If we are party to a “Change of Control,” as defined in the RSU Plan, the board of directors may determine to cancel each outstanding award after payment to participants of the fair market value of the common shares subject to the award at the time of the transaction constituting the Change of Control, provide for assumption of the awards or substitution of comparable awards by the surviving or acquiring company in the transaction, or accelerate the unlocking, in whole or in part, of the awards, subject to effectiveness of the transaction.

Amendments. Our board of directors may amend, suspend or terminate the RSU Plan or the Compensation Committee’s authority to grant awards under the RSU Plan without the consent of participants; provided, however, that, without the consent of an affected participant, no such board action may materially and adversely affect the rights of the participant under any outstanding award. The Compensation Committee may amend any outstanding award without the consent of the affected participant; provided, however, that, without such consent, no such action may materially and adversely affect the rights of the participant under any outstanding award. Unless earlier terminated by action of the board of directors, the RSU Plan will remain in effect until such time as no common shares remain available for delivery under the RSU Plan and we have no further rights or obligations with respect to outstanding awards under the RSU Plan.

On May 23, 2014, our company established a trust that is governed by a third party trustee and deposited US$7,042,725 into the trust. The trustee used the funds to acquire 4,234,884 common shares in the open market. The awards vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method. There are no outstanding shares held by the third party trustee as of December 31, 2017.

On April 10, 2015, under the 2014 RSU Plan, our company deposited US$3,259,998 into the trust. The trustee used the funds to acquire 2,076,964 common shares in the open market. 2015 RSU awards vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method. The shares held by the third party trustee are legally outstanding as of December 31, 2017.

On April 18, 2016, under the 2014 RSU Plan, our company deposited US$4,003,999 into the trust. The trustee used the funds to acquire 1,614,220 common shares in the open market. 2016 RSU awards vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method. The shares held by the third party trustee are legally outstanding as of December 31, 2017.

On July 27, 2017, under the 2014 RSU Plan, the Company deposited US$3,485,952 into the trust. The trustee has not used the funds to acquire any common shares from the open market as of December 31, 2017. The awards vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method.

2015 Stock Option Plan

Our board of directors adopted the Xinyuan Real Estate Co., Ltd. 2015 Stock Option Plan, or the Option Plan, effective June 24, 2015. The Option Plan provides for discretionary grants of stock options (“Options”) to purchase shares of our company stock to participating employees and directors. The purpose of the Option Plan is to promote the interests of our company by enabling it to attract, retain and motivate key employees and directors responsible for the success and growth of our company and its subsidiaries by providing them with appropriate incentives and rewards and enabling them to participate in the growth of our company. All employees and directors of our company or any subsidiary who are capable of contributing significantly to the successful performance of our company, in the determination of the board of directors, are eligible to be participants in the Option Plan. Each eligible employee selected to participate may be granted an award of Options at such times and subject to such conditions as determined by the board of directors.

Stock Subject to Plan. The aggregate number of shares that may be issued under the Option Plan or covered by awards must not exceed 20,000,000 common shares. Shares offered under the Option Plan may be authorized but unissued shares or treasury shares. The number of shares that are subject to awards outstanding at any time under the Option Plan should not exceed the number of shares that then remain available for issuance under the Option Plan. In the event that any outstanding award for any reason expires, is terminated unexercised, or is forfeited or settled or in a manner that results in fewer shares outstanding than were initially awarded, the shares subject to the award, to the extent of such expiration, termination, or forfeiture, again will be available for purposes of the Option Plan. If shares issued under the Option Plan are reacquired by our company, those shares again will be available for purposes of the Option Plan. If the outstanding shares of our company are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of our company through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction, the board of directors will make appropriate and proportionate adjustments as it deems necessary or appropriate in one or more of (i) the number and class of shares subject to the Option Plan, and (ii) the number of shares or class of shares covered by each outstanding award and (iii) the exercise price or grant price under each outstanding Option.

Administration. The Option Plan provides that it will be administered by the Compensation Committee. Subject to the provisions of the Option Plan, the board of directors has the discretionary authority and power to determine and designate those individuals selected to receive awards; determine the terms of awards, including the time at which each award will be granted and the number of shares subject to each award; establish the terms and conditions upon which awards may be exercised, vested or paid (including any requirements that we or the participant satisfy performance criteria or performance objectives); prescribe, amend, or rescind any rules and regulations necessary or appropriate for the administration of the Option Plan; grant awards in substitution for options or other equity interests held by individuals who become employees of our company or one of its subsidiaries as a result of our company’s acquiring or merging with the individual’s employer (if necessary to conform the awards to the interests for which they are substitutes, the board of directors may grant substitute awards under terms and conditions that vary from those the Option Plan otherwise requires); correct any defect, supply any deficiency, and reconcile any inconsistency in the Option Plan or in any related award or agreement; and make other determinations and take such other action in connection with the administration of the Option Plan as it deems necessary or advisable.

Grant, Exercise and Payment of Options. Each grant of an Option will be evidenced by an award agreement between the participant and our company. Each award agreement will specify (i) the formula for determining the number of shares that are subject to the Option, (ii) the exercise price, (iii) the term of the Option, and (iv) when all or any installment of the Option becomes exercisable. Options will be exercised by delivering a signed written notice of exercise to our company which must be received as of a date set by our company prior to the effective date of the proposed exercise. The exercise price upon exercise of any Option will be payable in the following manner:

•	in cash or cash equivalents when the shares are purchased;

•	subject to prior approval by the board of directors, by surrendering or attesting to the ownership of shares that are already owned by the participant. These shares will be surrendered to our company in good form for transfer and will be valued at their Fair Market Value (as defined in the Stock Option Plan) on the date when the Option is exercised;

•	subject to prior approval by the board of directors, with a full recourse promissory note. These shares will be pledged as a security for payment of the principal amount of the promissory note and interest on it. The interest rate payable under the terms of the promissory note will not be less than the minimum rate (if any) required to avoid the imputation of additional interest under the Code (as defined below). The board of directors will specify the term, interest rate, amortization requirements (if any) and other provisions of the note;

•	subject to prior approval by the board of directors, if our company’s stock is publicly traded, by the delivery of an irrevocable direction to a securities broker approved by our company to sell the shares and to deliver all or part of the sales proceeds to our company in payment of all or part of the exercise price and any withholding taxes;

•	subject to prior approval by the board of directors, if our company’s stock is publicly traded, by the delivery of an irrevocable direction to pledge the shares to a securities broker or lender approved by our company, as security for a loan, and to deliver all or part of the loan proceeds to our company in payment of all or part of the exercise price and any withholding taxes; or

•	any combination of the above methods of payment.

Termination of Options. Upon termination of a participant’s service for any reason other than for death or disability, all unvested portions of any outstanding awards will be immediately forfeited without consideration, and the participant will have a period of three months (twelve months in the case of termination of service due to death or disability (as defined in the Option Plan), commencing with the date the participant’s service has terminated, to exercise the vested portion of any outstanding Options, subject to the term of the Option. The participant may exercise all or part of his or her Options at any time before their expiration due to termination of the participant’s service, but only to the extent that the Options had become exercisable before the date the participant’s service terminated. Those Options that are not exercisable immediately before the date of termination of Service (as defined in the Option Plan) will expire on the date of termination of Service. Notwithstanding the forgoing, if the participant’s Service is terminated due to any Cause (as defined in the Option Plan), then such participant’s Options shall be terminated, whether or not such Options are vested or unvested, and/or whether or not such Options are exercised or unexercised. If we are party to a Change in Control (as defined in the Option Plan), the board of directors may determine to cancel each outstanding award after payment to participants of the Fair Market Value of the shares subject to the award at the time of the transaction constituting the Change in Control minus, in the case of an Option, the exercise price and grant price of the shares subject to the Option; provide for assumption of the awards or substitution of comparable awards by the surviving or acquiring company in the transaction; accelerate the exercisability or vesting, in whole or in part, of the awards subject to effectiveness of the transaction; or terminate awards if not exercised by the effective time of the Change in Control, and lapse any reacquisition or repurchase rights held by our company with respect to such awards subject to effectiveness of the transaction.

Performance Awards. The board of directors will have the authority to establish and administer performance-based grant and/or vesting conditions and performance objectives with respect to such awards as it considers appropriate, which performance objectives must be satisfied before the participant receives or retains an award or before the award becomes nonforfeitable.

Performance objectives will be based on one or more of the following performance-based measures determined based on our company and its subsidiaries on a group-wide basis or on the basis of subsidiary, business platform, or operating unit results: (i) earnings per share (on a fully diluted or other basis), (ii) pretax or after tax net income, (iii) operating income, (iv) gross revenue, (v) profit margin, (vi) stock price targets or stock price maintenance, (vii) working capital, (viii) free cash flow, (ix) cash flow, (x) return on equity, (xi) return on capital or return on invested capital, (xii) earnings before interest, taxes, depreciation, and amortization (EBITDA), (xiii) strategic business criteria, consisting of one or more objectives based on meeting specified revenue, market penetration, geographic business expansion goals, cost targets, or objective goals relating to acquisitions or divestitures, or (xiv) any combination of these measures.

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

On July 1, 2015, under the 2015 Plan, our company granted Options with service conditions to purchase up to 6,574,600 common shares to twenty-two employees, at an exercise price of US$1.71 per share. These Options have a weighted average grant date fair value of US$0.48 per Option and a total expected compensation cost, net of expected forfeitures, of US$3,165,867. These Options have vesting periods based on length of service of 34 months and will expire no later than July 1, 2025.

On July 29, 2015, under the 2015 Plan, our company granted Options with service conditions to purchase up to 81,600 common shares to one employee, at an exercise price of US$1.71 per share. These Options have a weighted average grant date fair value of US$0.42 per Option and a total expected compensation cost, net of expected forfeitures, of US$34,294. These Options have vesting periods based on length of service of 33 months and will expire no later than July 29, 2025.

Our company did not grant any Options under the 2015 Plan in 2016 and 2017.

As of December 31, 2017, 3,579,322 options were issued and outstanding under the 2015 plan and 14,757,008 shares remained eligible for future grants under the plan. The following table summarizes the Options granted to our current directors, executive officers, and other individuals as a group under our 2015 Plan outstanding as of April 1, 2018:

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Grant Date	Date of Expiration
Yong Zhang	2,497,600	1.71	July 1, 2015	June 30, 2025
Yong Cui	333,000	1.71	July 1, 2015	June 30, 2025
Yumin Liang	54,334	1.71	July 1, 2015	June 30, 2025
Yuan (Helen) Zhang	40,734	1.71	July 1, 2015	June 30, 2025
Other employees as a group(1)	27,200	1.71	July 1, 2015	June 30, 2025
	54,400	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025
	27,200	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025
	27,200	1.71	July 1, 2015	June 30, 2025
	54,400	1.71	July 1, 2015	June 30, 2025

(1)	None of these employees is a director or executive officer of our company.

Other awards

On December 29, 2014, Xinyuan International (Hong Kong) Property Investment Inc. (“XYHK”) signed an agreement to acquire a 100% equity interest in XIN Eco Marine Group Properties Sdn Bhd (formerly named as EMG Group Properties Sdn Bhd) (“EMG”) for purpose of acquiring a land reclamation development located in Pekan Klebang, Section II, District of Melaka Tengah, Malaysia.

On the acquisition date, EMG signed an agreement (“Service Agreement”) with one of the selling shareholders, Mr. Alex Teh Chee Teong (“Mr.Teh”),appointing Mr. Teh as a project manager to assist XYHK in supervising and completing the land reclamation development within twenty four months from the reclamation works commencement date. Under the same Service Agreement, EMG granted Mr. Teh an option to purchase 25% of EMG’s equity interest (“Share Option”) in exchange for post-acquisition services subject to the fulfillment of certain performance conditions. The Company with the assistance of an independent valuer determined that the fair value of the Share Option at the acquisition date is US$3,167,000. However, no compensation expense was recorded for the periods presented since such performance conditions were not met.

On March 20, 2017, the Compensation Committee approved a bonus to one senior executive. A portion of the bonus amounting to US$740,223 will be settled by issuance of the Company’s ordinary shares. The remaining portion will be settled in cash. There is no vesting condition associated with the ordinary share award. The Company classified this ordinary share award as a liability and recognized share-based compensation expense amounting to US$740,223 during the year ended 2017.

C.	Board Practices

Our board of directors currently has ten directors.

Committees of the Board of Directors

We have established four committees under the board of directors: the audit committee, the compensation committee, the corporate governance and nominating committee and the investment committee. We have adopted a charter for each of the four committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Thomas Gurnee (Chairman), Mr. Huai Chen, Mr. Yifan (Frank) Li. Mr. Steven Sun has observer rights on the audit committee but is not a voting member of the committee. Under Section 303A of the NYSE Listed Company Manual, as a foreign private issuer, we are required to have an audit committee composed solely of independent directors. However, unlike U.S. listed companies, we are not required to have a minimum number of committee members and our audit committee members may be “independent” only as required by SEC Rule 10A-3 but need not meet the other independence test of NYSE Rule 303A. Our audit committee charter provides that the committee will consist of at least three directors, each of whom must meet applicable independence and financial literacy requirements of the NYSE and Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr. Gurnee qualifies as an “audit committee financial expert” under applicable SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Investment Committee. Our investment committee consists of Mr. Yong Zhang (Chairman), Mr. Yong Cui, Mr. Steve Sun and Mr. Lizhou Zhang.

The investment committee assists the board of directors in overseeing our company’s real property acquisitions and developments and management of other strategic assets. The investment committee is responsible for, among other things:

•	reviewing and approving individual real property acquisitions;

•	approving, without further board action, land acquisitions where the consideration is cash, seller financing and/or conventional bank debt;

•	land acquisitions involving use of the company’s shares, options or warrants; and

•	approving acquisitions of assets, other than land, including shares in a third party or non-bank financial assets.

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

As of December 31, 2017 we had 1,376 full time employees. The following table sets forth the number of our full time employees categorized by function as of the period indicated:

	As of December 31,
	2015	2016	2017
Management	23	17	34
Finance	112	133	145
Planning and development	243	252	389
Project construction management	173	222	217
Sales and marketing	99	92	101
Property management	143	176	234
Administrative and human resources	172	173	236
Legal and audit	24	20	20
Total	989	1,085	1,376

As of December 31, 2017, our subsidiary, Xinyuan Property Service Co., Ltd, also hired approximately 2,818 contract employees and temporary employees, most of whom provided security and housekeeping services relating to property management.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing funds, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2015, 2016 and 2017 was US$10,664,576, US$11,023,291 and US$17,101,606, respectively.

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

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of April 1, 2018, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our common shares; and

•	all of our directors and executive officers as a group.

		Shares Beneficially Owned(1)
Directors, Executive Officers and Principal Shareholders	Number	%
Huai Chen	–	–
Yong Cui (2)	521,658	–
Thomas Gurnee	–	–
Yifan (Frank) Li	–	–
Yumin Liang (3)	101,504	–
Steve Sun (4)	–	–
Wells Tian (5)	1,332	–
Yuyan Yang (6)	28,400,000	21.8
Yuan (Helen) Zhang (7)	73,584	–
Lizhou Zhang	–	–
Yong Zhang (8)	31,666,598	23.9
All directors and executive officers as a group (9)	60,764,677	45.5
TPG Group Holdings (SBS) Advisors, Inc. (10)	12,000,000	9.2

* Beneficially owns less than 1% of our outstanding common shares.

(1)	Beneficial ownership includes voting or investment power with respect to the securities and, (except as indicated below, each person named has sole voting and investment power with respect to the shares shown opposite his or her name. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of the date of determination. The percentage of beneficial ownership is based on 129,997,130 common shares outstanding as of April 1, 2018. In addition, for purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons had the right to acquire on or within 60 days of April 1, 2018 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Represents 333,000 common shares issuable upon the exercise of options exercisable within 60 days and 188,658 shares subject to RSUs scheduled to vest within 60 days held by Tongyu Ltd., a BVI company wholly-owned and controlled by Mr. Cui.

(3)	Represents 54,334 common shares issuable upon the exercise of options exercisable within 60 days and 47,164 shares subject to RSUs scheduled to vest within 60 days held by Ruixin Real Estate Development Co., Ltd., a BVI company wholly-owned and controlled by Mr. Liang.

(4)	Mr. Sun was nominated to our board of directors by TPG Asia VI SF Pte. Ltd. in connection with TPG Asia VI SF Pte. Ltd.’s investment in our company in September 2013. The TPG group’s beneficial ownership of our common shares is described below in footnote 10.

(5)	Represents 1,332 common shares issuable upon the exercise of options exercisable within 60 days

(6)	Represents 28,400,000 common shares held by Spectacular Stage Limited, a BVI company indirectly owned by Ms. Yang.

(7)	Includes 40,734 common shares issuable upon exercise of options exercisable within 60 days and 32,850 shares subject to RSUs scheduled to vest within 60 days.

(8)	Includes 2,537,000 common shares issuable upon exercise of options exercisable within 60 days and 188,658 shares subject to RSUs scheduled to vest within 60 days. Also includes 540,940 common shares held by Universal World Development Co. Ltd., a British Virgin Islands company, of which Mr. Zhang is the sole owner.

(9)	Includes 2,966,400 common shares issuable upon exercise of options exercisable within 60 days and 457,330 shares subject to RSUs scheduled to vest within 60 days.

(10)	Based on information in a Schedule 13D filed with the SEC on September 30, 2013 and amended on November 10, 2014 and November 24, 2014 by TPG Group Holdings (SBS) Advisors, Inc. (“Group Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102. Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole shareholder of TPG Asia GenPar VI Advisors, Inc., a Cayman Islands exempted company, which is the general partner of TPG Asia GenPar VI, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Asia VI SF AIV, L.P., a Prince Edward Island limited partnership, which is the sole shareholder of TPG Asia VI SF Pte., Ltd., a company formed under the laws of Singapore (“TPG Asia” or the “TPG Investor”), which directly holds 12,000,000 common shares (the “TPG Shares”). Because of Group Advisors’ relationship to TPG Asia, Group Advisors may be deemed to be the beneficial owner of the TPG Shares. Messrs. Bonderman and Coulter are officers and sole stockholders of Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the TPG Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership” for our major shareholders.

In connection with the 2013 investment by the TPG group, one of our major shareholders, Mr. Yong Zhang, our Chairman, entered into a letter agreement dated as of September 19, 2013 with TPG Asia (the “Chairman’s Letter”), pursuant to which Mr. Zhang agreed to certain contractual limitations on the transfer by him of our common shares which would constitute a Change of Control as defined in the Convertible Note and agreed to provide TPG Asia with tag-along rights in sales of common shares by the Chairman in certain limited circumstances. These provisions terminated when we redeemed the Convertible Note. Mr. Zhang also agreed, so long as the TPG Asia and its affiliates own at least 5% of our common shares on an as-converted basis, to use his reasonable best efforts to cause the TPG Investor Director to be elected to and not be removed from the board and to ensure the TPG Investor Director will be a member of our Investment Committee. These additional provisions remain in effect following redemption of the Convertible Note.

Our major shareholders do not have voting rights that are different from other shareholders.

There are three record holders in the United States, including the depositary for our ADSs, holding, collectively, 57.1% our outstanding common shares, as of April 1, 2018.

B.	Related Party Transactions

Shareholders Agreement

We entered into a shareholders agreement, dated as of April 9, 2007, with Blue Ridge China Partners, L.P., (“Blue Ridge China”), EI Fund II China, LLC (“Equity International”), Mr. Yong Zhang, Ms. Yuyan Yang, Xinyuan Real Estate , Ltd., Burnham Securities and Mr. Joel Gardner. The agreement was amended and restated on October 31, 2007. Although the agreement remains in effect, many of its provisions have ceased to be effective as a result of our initial public offering, the passage of time, or the sale by Blue Ridge China and Equity International of all of their shares subject to the agreement. The rights and obligations under the terms of the agreement which are currently or were, during 2017, in effect are summarized below.

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

The rights and obligations of any shareholder under the agreement terminate with respect to any securities transferred in compliance with the agreement upon consummation of such transfer. Accordingly, Blue Ridge China and Equity International’s rights and obligations under the agreement terminated prior to the end of 2013. The shareholders agreement will terminate upon the expiration of any period of four consecutive weeks during which the weekly trading volume in each such week of the common shares on the NYSE, Nasdaq or any applicable major international securities exchange exceeds one-half the number of common shares (on a fully diluted basis) held by Blue Ridge China and Equity International immediately after our initial public offering.

Cash Advances at of December 31, 2017

As of December 31, 2017, we recorded balances due from employees in the amount of US$2.17 million as compared to US$0.62 million as of December 31, 2016, which mainly represented cash advances paid to employees for their traveling and other expenses.

TPG Investment

As described elsewhere in this annual report on Form 20-F, on September 19, 2013, we issued an aggregate of 12,000,000 of our common shares and the Convertible Note with an aggregate principal amount of US$75,761,009, to TPG ASIA upon completion of a private placement pursuant to a securities purchase agreement dated August 26, 2013 among us, TPG Asia and the guarantors named therein (the “TPG Securities Purchase Agreement”). We redeemed the Convertible Note on November 21, 2014. For a description of the terms of the Convertible Note, the other agreements and agreements entered into as part of the transaction, and the terms on which the Convertible Note was redeemed, see “Item 5. “Operating and Financial Review and Prospectus — B. Liquidity and Capital Resources — Debt Securities Issued in 2013, 2016, 2017 and 2018 — Convertible Note” and “Item 10. Additional Information — C. Material Contracts — Investment by TPG” included elsewhere in this annual report on Form 20-F.

Other Transactions

On June 28, 2016, the Group sold 6% of its equity interest in Xinyuan Service to key management personnel for US$506,696, which was based on an appraised value by an independent valuer.

On November 10, 2016, the Group sold 21.05% of its equity interest in Shanghai Hexinli, a dormant company with no operations to key management personnel for US$337,344, calculated by multiplying the percentage sold with Shanghai Hexinli’s paid-in capital.

On July 31, 2017, the Company sold 1.33% of the equity interest in Kunshan Xinyuan to key management personnel for a total consideration of US$1,256,909. According to the equity transfer agreement, the Company is obligated to repurchase the equity interest back from management. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as a liability.

On June 15, 2017, Xinyuan China, the Group’s related parties, and a third party signed a partnership agreement to form a limited partnership, Beijing Future Xinruifeng Science and Technology Development Center (Limited Partnership) (“Xinruifeng”). The related parties that are partners of Xinruifeng comprise of (i) senior management members; and (ii) Beijing Xinyuan Future Investment Management Co., Ltd. (“Xinyuan Future”), which is also owned by one senior management member of the Company. The third party and the related parties are general partners of Xinruifeng whereas Xinyuan China is a limited partner.

Pursuant to the framework agreement signed in June 2017 by Xinruifeng and Xinyuan China, both parties agreed to invest a total of RMB30 million in Xitou. After the completion of the arrangement, Xinruifeng and Xinyuan China will own 66.67% and 33.33% equity interest of Xitou, respectively. The arrangement will be completed with two steps that form a single transaction designed to achieve an overall commercial effect, 1) Xinyuan China will acquire 100% equity interest of Xitou for nil consideration (“Step one”); and 2) Xinruifeng will inject a capital of RMB20 million and acquire 66.67% equity interest of Xitou, and Xinyuan China will invest RMB10 million and obtain 33.33% of equity interest of Xitou (“Step two”). These two steps are inseparable and the acquisition of Xitou will be completed only after both of these two steps are completed. As of December 31, 2017, Step two is still in process. Considering Step one and Step two were entered into at the same time and in contemplation of one another, the Xitou transaction is not considered completed for accounting purposes.

Pursuant to the framework agreement signed in June 2017 by Beijing Future Xinhujin Science and Technology Development Center (Limited Partnership) (“Xinhujin”), owned by a senior management member of the Company, and Xinyuan China, both parties agreed to invest a total of RMB30 million in Xichuang. After the completion of the arrangement, Xinhujin and Xinyuan China will own 66.67% and 33.33% equity interest of Xichuang, respectively. The arrangement will be completed with two steps that form a single transaction designed to achieve an overall commercial effect, 1) Xinyuan China will acquire 100% equity interest of Xichuang for nil consideration (“Step one”); and 2) Xinhujin will inject capital of RMB20 million to Xichuang and acquire 66.67% equity interest of Xichuang, and Xinyuan China will invest RMB10 million and obtain 33.33% of equity interest of Xichuang (“Step two”). These two steps are inseparable and the acquisition of Xichuang will be completed only after both of these two steps are completed. As of December 31, 2017, the Xichuang transaction has not been completed since Step two is still in process. Considering both Step one and Step two were entered into at the same time and in contemplation of one another, the Xichuang transaction is not considered completed for accounting purposes.

Pursuant to the framework agreement signed in June 2017 by Beijing Future Xinzhihui Science and Technology Development Center (Limited Partnership) (“Xinzhihui”), owned by a senior management member of the Company, and Xinyuan China, both parties agreed to invest a total of RMB40 million in Aijieli. After the completion of the arrangement, Xinzhihui and Xinyuan China will own 75% and 25% equity interest of Aijieli, respectively. The acquisition will be completed with two steps that form a single transaction designed to achieve an overall commercial effect, 1) Xinyuan China will acquire 100% equity interest of Aijieli for nil consideration (“Step one”); and 2) Xinzhihui will inject a capital of RMB30 million and acquire 75% equity interest of Aijieli, and Xinyuan China will invest RMB10 million and obtain 25% of equity interest of Aijieli (“Step two”). These two steps are inseparable and the acquisition of Aijieli will be completed only after both of these two steps are completed. As of December 31, 2017, the Aijieli transaction has not been completed since Step two is still in process. Considering both Step one and Step two were entered into at the same time and in contemplation of one another, the Aijieli transaction is not considered completed for accounting purposes.

On June 24, 2017, Beijing Wanzhong, one of the Company’s subsidiaries, invested US$2,142,573 in the Xin Future No.1 Private Equity Fund. The fund is operated by Beijing Xinyuan Future Investment Management Limited, an investment company controlled by the Company’s key management personnel. Management accounted for this investment at fair value using the net asset value practical expedient and classified the investment as trading securities.

The Company owns 51% and 49% of Beijing Xinju, respectively. On November 10, 2017, the Group transferred 100% equity interest of its wholly-owned subsidiary, Juzhouyun to Beijing Xinju for US$1,530,409, which approximated the carrying amount of Juzhouyun on the transfer date. As the Company did not lose control over Juzhouyun, the Company accounted for this transfer as an equity transaction.

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

For 2015, we declared quarterly dividends of US$0.025 per common share payable to holders of record on June 25, 2015, August 24, 2015, November 25, 2015 and March 15, 2016. For 2016, we declared quarterly dividends of US$0.025 per common share payable to holders of record on June 8, 2016, we declared quarterly dividends of US$0.05 per common share payable to holders of record on September 8, 2016, December 15, 2016 and March 14, 2017. For 2017, we declared quarterly dividends of US$0.05 per common share payable to holders of record on June 14, 2017, quarterly dividends of US$0.05 per common share payable to holders of record on September 15, 2017, quarterly dividends of US$0.05 per common share payable to holders of record on December 15, 2017 and quarterly dividends of US$0.05 per common share payable to holders of record on March 15, 2018. Any future payment of dividends will be subject to our board of directors’ discretion and the form, frequency and amount of any dividend will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Legal Proceedings

From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business. In May 2015, XIN Development Management East, LLC (“XDME”) filed an arbitration claim for not less than US$10 million which was subsequently reduced for the purpose of a prior mediation to US$8 million against Wanks Adams Slavin Associates LLP (“WASA”), the design company for the Group’s Oosten project. WASA has asserted a total of approximately US$2 million in counterclaims. XDME believes WASA’s counterclaims are without merit and intends to contest vigorously such claims. At this stage of the proceedings, XDME cannot predict the outcome of this arbitration against XDME, or whether, in whole or in part, may result in a loss, if any. An estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made at this time.

In December 2016, 421 Kent Development LLC (“421 Kent”), the property company for the Group’s Oosten project, terminated its contract with its general contractor. The general contractor and various subcontractors have filed lawsuits against 421 Kent and the Company for approximately US$14.1 million, in aggregate, plus punitive damages. In addition, the general contractor filed mechanic’s liens against 421 Kent and the Company for approximately US$8 million. 421 Kent has answered the claims and believes the contractors’ claims and liens are without merit and intends to contest vigorously such claims. At this stage of the proceedings, 421 Kent cannot predict the outcome of this lawsuit or a judgment against 421 Kent, whether in whole or in part, may result in a loss, if any. An estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made at this time.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

See “Item 9. The Offer and Listing — C. Markets” for price history data.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing two of our common shares, have been listed on the NYSE since December 12, 2007. Our ADSs trade under the symbol “XIN.” The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated:

Year	High	Low
2013	7.44	3.60
2014	5.46	2.20
2015	3.74	2.00
2016	7.06	2.85
2017	7.25	4.26

Quarter
First Quarter 2016	4.51	2.85
Second Quarter 2016	5.55	4.34
Third Quarter 2016	7.06	4.72
Fourth Quarter 2016	6.81	4.83
First Quarter 2017	5.59	4.39
Second Quarter 2017	5.20	4.26
Third Quarter 2017	6.38	4.85
Fourth Quarter 2017	7.25	5.30
First Quarter 2018	8.29	5.23

Month
September 2017	6.38	4.92
October 2017	6.02	5.51
November 2017	6.73	5.56
December 2017	7.25	5.30
January 2018	8.29	6.90
February 2018	7.48	5.91
March 2018	6.37	5.23
April (through April 25) 2018	5.66	5.02

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements. The Companies Law (2018 Revision) permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Shareholders’ suits. We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating an act which constitutes a “fraud on the minority.”

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

Commercial Arrangements

On October 23, 2012, the Group entered into a capital lease agreement with MinshengHongtai (Tianjin) Aircraft Leasing Co., Ltd. to lease a corporate aircraft with a lease term of 8 years and a quarterly lease payment of US$1.4 million. According to the contract, the company will pay US$6.7 million to repurchase the jet and get the ownership after 8 years lease term ended. The corporate aircraft was delivered on September 12, 2013, and the capital lease commenced on September 15, 2013 (the “Commencement Date”). The Group measured a capital lease asset and capital lease obligation at an amount equal to the present value of the minimum lease payments during the lease term, excluding the portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) as well as any profit thereon. The effective interest rate for the capital lease obligation is 10.47%. As of December 31, 2017, the capital lease obligation was US$14.1 million.

The Group’s continued expansion of operations both within and outside of the PRC has placed and will continue to place increasing demands on our project management, property acquisition and management personnel, including increasing travel demands. The aircraft will facilitate our land acquisition efforts, including the implementation of our negotiated purchase process, which will require additional travel and time spent at potential acquisition targets and enhance our efficiency in locating or managing development sites in multiple cities and jurisdictions.

Investment by TPG

On September 19, 2013, we issued an aggregate of 12,000,000 of our common shares and Convertible Note with an aggregate principal amount of US$75,761,009, to TPG Asia, upon completion of a private placement pursuant to the TPG Securities Purchase Agreement. The Convertible Note and shares were issued without registration under the Securities Act pursuant to an exemption for transactions not involving any public offering. We received approximately US$108,600,000 of gross proceeds from the private placement. We redeemed the Convertible Note on November 21, 2014 for a total redemption amount of US$86,272,849. For a description of the terms of the Convertible Note and the terms on which we redeemed the Convertible Note, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Debt Securities Issued in 2013, 2016 and 2017 — Convertible Note” included elsewhere in this annual report on Form 20-F.

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

Also pursuant to the TPG Securities Purchase Agreement, we have agreed that TPG Asia, so as long as it holds at least five percent of our common shares on an as-converted basis, is entitled to appoint one member to our board of directors (the “TPG Investor Director”) and to have the TPG Investor Director appointed to each of the board’s committees, including our investment committee to the extent permitted by applicable law or regulatory authorities. We also agreed to enter into an indemnification agreement in a form mutually agreed to us and TPG Asia for the benefit of TPG Investor Director concurrently with his or her appointment and entered into such an indemnification agreement with Steve Sun in connection with his appointment to the board.

The TPG Securities Purchase Agreement contains customary representations and warranties and indemnification provisions. The agreement also contains a standstill agreement of TPG Asia.

We and TPG Asia also entered into a registration rights agreement dated as of September 19, 2013 (the “Registration Rights Agreement”). Pursuant to the terms and conditions of the Registration Rights Agreement, we filed with the SEC a registration statement on Form F-3 covering the resale of the common shares issued to TPG Asia at closing and issuable upon conversion of the Convertible Note. The Registration Rights Agreement also provides the holders of the commons shares certain demand and piggy back rights and contains other customary provisions.

In connection with the transaction, Mr. Yong Zhang, our Chairman, entered into the Chairman’s Letter, pursuant to which Mr. Zhang agreed to certain contractual limitations on the transfer by him of our common shares which would constitute a Change of Control as defined in the Convertible Note and agreed to provide TPG Asia with tag-along rights in sales of common shares by the Chairman in certain limited circumstances. The Chairman’s letter provides that se provisions terminate upon the first date following the closing on which TPG Asia and its affiliates no longer own at least 10% of our common shares on an as-converted basis and, therefore, the provisions terminated when we redeemed the Convertible Note. The Chairman’s Letter also provides that, until the earlier of the repayment or conversion in full of the Convertible Note, without the prior written consent of TPG Asia, Mr. Zhang will not enter into any business that is engaged in the purchase, development construction or improvement of real estate in China, subject to certain limited exceptions. These provisions also terminated when we redeemed the Convertible Note. Mr. Zhang also agreed, so long as TPG Asia and its affiliates own at least 5% of our common shares on an as-converted basis, to use his reasonable best efforts to cause the TPG Investor Director to be elected to and not be removed from the board and to ensure the TPG Investor Director will be a member of our Investment Committee.

Bond Offerings

For a description of the August 2019 Senior Secured Notes and the August 2019 Indenture, the February 2021 Senior Secured Notes and the February 2021 Indenture, the November 2020 Senior Secured Notes and the November 2020 Indenture and the March 2020 Senior Secured Notes and the March 2020 Indenture, see “Item 5. Operating and Financial Review And Prospects — B. Liquidity and Capital Resources — Debt Securities Issued in 2013, 2016, 2017 and 2018 — August 2019 Senior Secured Notes,” “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Debt Securities Issued in 2013, 2016, 2017 and 2018 — February 2021 Senior Secured Notes,” “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Debt Securities Issued in 2013, 2016, 2017 and 2018 —November 2020 Senior Secured Notes,” and “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Debt Securities Issued in 2013, 2016, 2017 and 2018 —March 2020 Senior Secured Notes,” respectively, included elsewhere in this annual report on Form 20-F.

For a description of the onshore corporate bonds, see “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources — Onshore Corporate Bonds” included elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

Under current PRC foreign exchange rules, after complying with certain procedural requirements and producing commercial documents evidencing relevant transactions, RMB is convertible into other currencies without prior approval from the SAFE only for current account items, such as trade related payments, interest and dividends, etc., and certain capital account items, such as direct equity investments, loans and repatriation of investment in non-sensitive industries. The conversion of RMB into other currencies and remittance of the converted foreign currency outside the PRC under sensitive industries direct equity investments, loans and repatriation of investment, requires prior approval from the SAFE or its local office. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local office. Under the SAFE regulations, PRC companies and individuals may repatriate foreign currency revenues received from abroad back to China or they may retain the foreign currency revenues abroad. The term and conditions for both alternatives are subject to provisions further provided by the SAFE in accordance with international receipts and payments and the needs of foreign exchange administration. These restrictions could affect our ability to obtain foreign currency through debt or equity financing, or for capital expenditures.

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

People’s Republic of China Taxation

The PRC Corporate Income Tax Law, or the CIT Law, and the Implementation for the CIT Law issued by the PRC State Council, became effective as of January 1, 2008. The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for the CIT Law, a “de facto management body” is defined as a body that has material and overall management and control of the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. On April 22, 2009, the SAT issued the Circular 82, which was retroactively effective as of January 1, 2008. Under this notice, an overseas incorporated domestically controlled enterprise will be recognized as a PRC resident enterprise if it satisfies all of the following conditions: (i) the senior management responsible for daily production/ business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and shareholder meetings, etc., are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC. Further, the SAT issued Bulletin 45, which became effective on September 1, 2011 and was amended on April 17, 2015 and June 28, 2016, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarified certain issues relating to the determination of PRC tax resident enterprise status, post-determination administration and the authorities responsible for determining offshore-incorporated PRC tax resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the in-charge tax authorities from an offshore-incorporated PRC tax resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC tax resident enterprise. However, as Circular 82 and Bulletin 45 only apply to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents or non-PRC enterprises such as our company. It is not clear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the CIT Law and the Implementation for the CIT Law, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of our ADSs by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. For non-PRC individual investors, under PRC Individual Income Law, there could be a PRC income tax at a rate of 20% for such dividends or gains. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ADSs, or the gain you may realize from the transfer of our ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax as stated above. If we are not considered a PRC “resident enterprise,” the holders of our ADSs that are non-PRC “resident enterprises” could be subject to PRC income tax for gains from transferring or otherwise disposing their ADSs, since such activities might be recognized as “transferring the equity interests of a PRC resident enterprise indirectly by disposing of the equity interests of an overseas holding company” under Circular 7 or GATA. However, since Circular 7 specifies that it does not apply if a non-PRC resident enterprise purchases and sells equity of the same listed foreign enterprise in the open market and obtains the proceeds from indirect transfer of Chinese taxable property, for most our investors, who either are not enterprises, or are non-resident enterprises but only trade equity in the open market and gain proceeds, they will not be required to pay tax under Circular 7. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

U.S. Federal Income Taxation

The following is a general discussion of certain United States federal income tax consequences of the ownership and disposition of the common shares or ADSs (evidenced by ADRs) by U.S. Holders (as defined below). This discussion applies only to U.S. Holders that hold the common shares or ADSs as capital assets for U.S. federal income tax purposes.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations implemented thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. There can be no assurance that the IRS or a court will not take a contrary position with respect to any United States federal income tax considerations described below.

This discussion does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, other financial institutions, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, partnerships (or other entities treated as flow-through entities for U.S. federal income tax purposes), dealers or traders in securities, brokers, United States expatriates and certain former long-term U.S. residents, persons subject to the alternative minimum tax, persons who have acquired the shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons who generally mark their securities to market for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons who are residents in the PRC for PRC tax purposes or persons that own directly, indirectly, or constructively 10% or more of our stock by vote or value). If a partnership holds common shares or ADSs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding common shares or ADSs should consult its own tax adviser regarding the United States tax consequences of its investment in the common shares or ADSs through the partnership. This discussion does not address any U.S. state or local or non-U.S. tax considerations, any United States federal estate, gift or alternative minimum tax considerations, the United States federal unearned Medicare contribution tax or the United States federal Medicare tax on net investment income.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of the common shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia, (iii) an estate, the income of which is subject to United States federal income tax regardless of the source thereof, or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

In general, for U.S. federal income tax purposes, a U.S. Holder of an ADS will be treated as the owner of the common shares represented by the ADSs.

Investors should consult their tax advisors as to the particular tax considerations applicable to them relating to the ownership and disposition of the common shares or ADSs, including the applicability of U.S. federal, state and local tax laws or non- U.S. tax laws, any changes in applicable tax laws and any pending or proposed legislation or regulations.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company,” the gross amount of any distribution (without reduction for any PRC tax withheld) made by us on the common shares or ADSs generally will be treated as a dividend includible in the gross income of a U.S. Holder as dividend income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when received by the U.S. Holder, in the case of common shares, or when received by the Depositary, in the case of ADSs. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in such common shares or ADSs and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

Certain dividends received by non-corporate U.S. Holders generally will be taxed at the preferential rate applicable to qualified dividend income. These reduced income tax rates are applicable to dividends paid by “qualified foreign corporations” and only with respect to common shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met (including, but not limited to, us not being a PFIC (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year). You should consult your tax advisors regarding the availability of the preferential rate for dividends paid with respect to common shares or ADSs.

Dividends paid by us will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive category income” or, in the case of certain U.S. Holders, as “general category income” for U.S. foreign tax credit purposes.

In the event that we are deemed to be a PRC resident enterprise under the CIT Law (see discussion under “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation”), you may be subject to PRC withholding taxes on dividends paid to you with respect to the common shares or ADSs. Subject to generally applicable limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. However, such foreign tax credit may be disallowed, if the U.S. Holder has held such shares for less than a specified minimum period during which the U.S. Holder is not protected from risk of loss, or is obligated to make payments related to the dividends. The rules relating to the U.S. foreign tax credits are complex and U.S. Holders may be subject to various limitations on the amount of foreign tax credits that are available. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Sale or Other Disposition of Ordinary common shares or ADSs

Subject to the discussion below under “—Passive Foreign Investment Company,” a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of the common shares or ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such common shares or ADSs. Such gain or loss generally will be a capital gain or loss and will be long-term capital gain (taxable at preferential rates for non-corporate U.S. Holders) or loss if, on the date of sale or disposition, such common shares or ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations. Any gain or loss on the sale or disposition will generally be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) on average at least 50% of the value of our assets produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income.

In making this determination, we will be treated as earning our proportionate share of any income and owning our proportionate share of any assets of any corporation in which we hold a 25% or greater interest (by value).

Based on our estimated gross income, the average value of our assets, including goodwill, and the nature of our business, although not free from doubt, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2017. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent table years. We do not intend to make a determination of our or any of our future subsidiaries’ PFIC status in the future. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or common shares.

A U.S. Holder may be able to mitigate some of the adverse U.S. federal income tax consequences described below with respect to owning the common shares or ADSs if we are classified as a PFIC for any taxable year, provided that such U.S. Holder is eligible to make, and validly makes a mark-to-market election, described below. In certain circumstances a U.S. Holder can make a qualified electing fund election, or QEF election, to mitigate some of the adverse tax consequences described with respect to an ownership interest in a PFIC by including in income its share of the PFIC’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election.

In the event we are classified as a PFIC, in any year in which you hold the common shares or ADSs, and you do not make the election described in the following paragraphs, any gain recognized by you on a sale or other disposition (including a pledge) of the common shares or ADSs would be allocated ratably over your holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by you on your common shares or ADSs were to exceed 125% of the average of the annual distributions on the common shares or ADSs received during the preceding three years or your holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of shares, described above. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your common shares or ADSs at death.

If we are a PFIC for any taxable year during which you holds the common shares or ADSs, then in lieu of being subject to the special tax regime and interest charge rules discussed above, you may make an election to include gain on the common shares or ADSs as ordinary income under a mark-to-market method, provided that such the common shares or ADSs are treated as “regularly traded” on a “qualified exchange.” In general, the common shares or ADSs will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of the common shares or ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year. Although the U.S. Internal Revenue Service (“IRS”) has not published any authority identifying specific exchanges that may constitute “qualified exchanges,” Treasury Regulations provide that a qualified exchange is (a) a U.S. securities exchange that is registered with the SEC, (b) the U.S. market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a non-U.S. securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such non-U.S. exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market, and to protect investors; and the laws of the country in which such non-United States exchange is located and the rules of such non-U.S. exchange ensure that such requirements are actually enforced and (ii) the rules of such non-United States exchange effectively promote active trading of listed shares. No assurance can be given that the common shares or ADSs will meet the requirements to be treated as “regularly traded” for purposes of the mark-to-market election.

In addition, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the special tax regime with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including shares in any future subsidiary of ours that is treated as a PFIC.

If you make this mark-to-market election, you will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of your common shares or ADSs at year-end over your basis in those common shares or ADSs. In addition, the excess, if any, of your basis in the common shares or ADSs over the fair market value of your common shares or ADSs at year-end is deductible as an ordinary loss in an amount equal to the lesser of (i) the amount of the excess or (ii) the amount of the net mark-to-market gains that have been included in income in prior years. Any gain recognized upon the sale of the common shares or ADSs will be taxed as ordinary income in the year of sale. Amounts treated as ordinary income will not be eligible for the preferential tax rate applicable to qualified dividend income or long-term capital gains. Your adjusted tax basis in the common shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

The U.S. federal income tax rules relating to PFICs are complex. You are urged to consult your tax advisors with respect to the purchase, ownership and disposition of the common shares or ADSs, any elections available with respect to such ADSs and the U.S. Internal Revenue Service information reporting obligations with respect to the purchase, ownership and disposition of the ADS.

Backup Withholding Tax and Information Reporting and Disclosure Requirements

Dividend payments made to U.S. Holders and proceeds paid from the sale or other disposition of their common shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

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

Foreign Exchange Risk

We and our subsidiaries are principally engaged in real estate development and the provision of property management services in the PRC. We started U.S. business operations, which is mainly residential real estate development, as well as resale, in 2012. The functional currency of our PRC subsidiaries is the Renminbi, while that of our subsidiaries in the United States is U.S. dollars. Our reporting currency is the U.S. dollar. We translate the PRC operating results using the average exchange rate for the year and we translate the PRC financial position at the year-end exchange rate. The PRC subsidiaries’ significant net asset position as of December 31, 2016 coupled with the fact that the RMB strengthened against the U.S. dollar during the year ended December 31, 2016, resulted in foreign exchange translation losses. The foreign currency translation losses recognized in our other comprehensive income amounted to US$63.9 million for the year ended December 31, 2017.

A significant portion of our revenues is denominated in RMB. However, we have substantial U.S. dollar denominated obligations, including the obligation to pay interest and principal on our secured debt and capital commitments to support our United States business operations. Accordingly, any significant fluctuation between the RMB and the U.S. dollar could expose us to foreign exchange risk. We do not currently hedge our exchange rate exposure. We evaluate such risk from time to time and may consider engaging in hedging activities in the future to the extent we deem appropriate. Such hedging arrangements may require us to pledge or transfer cash and other collateral to secure our obligations under the agreements, and the amount of collateral required may increase as a result of mark-to-market adjustments.

The RMB is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 1, 2005, the PRC government changed its previous policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since July 21, 2005, this change in policy has resulted in an approximately 21.1% appreciation of the RMB against the U.S. dollar through December 31, 2017. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any appreciation of the RMB against the U.S. dollar or any other foreign currencies would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert foreign currencies into RMB for such purposes. On August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last. However, any significant depreciation in the exchange rates of the RMB against the U.S. dollar could adversely affect the value of any dividends paid by us to our shareholders, which would be funded by RMB but paid in U.S. dollars. There can be no assurance that any future movements in the exchange rate of the RMB against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition (including our ability to pay dividends). A significant depreciation in the RMB against major foreign currencies may have a material adverse impact on our results of operations, financial condition and share price because our reporting currency is the U.S. dollar and our ADSs are expected to be quoted in U.S. dollars, whereas our revenues, costs and expenses are largely denominated in RMB.

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

Our indebtedness consists primarily of short-term and long-term bank borrowings, secured debt and onshore corporate bonds. As of December 31, 2017, we had US$247.8 million of short-term borrowings, with US$61.9 million denominated in USD, US$185.0 million denominated in RMB and US$0.9 million denominated in HKD, which bear interest rates ranging from 2.12% per annum to 11.50% per annum, with a weighted average interest rate at such date of 7.67%. US$503.8 million of long-term bank loans, including current portions of long-term bank loans, bear floating interest rates, which are based on 100.00% to 138.95% of PBOC benchmark rates in the following years. US$22.3 million of long-term debt, including current portions of long-term debt bear floating interest rates, which are based on Libor benchmark rates in the following years. The PBOC regulates the interest rates of our Renminbi-denominated borrowings. The PBOC-published benchmark one-year lending rate in China, which directly affects the property mortgage rates offered by commercial banks in China, as at December 31, 2015, 2016 and 2017 was 4.35%, 4.35% and 4.35%, respectively. As of December 31, 2017, the principal amount of our aggregate outstanding variable rate debt, including long-term bank loans, was US$589.0 million. A hypothetical 1.00% increase in annual interest rates would increase our interest cost by approximately US$5.9 million per year based on our debt level at December 31, 2017. The senior secured notes and other debt, except the above-mentioned US$22.3 million of floating rate debt, bear fixed interest rates and therefore, interest rate risk is low.

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

As of December 31, 2017, we had outstanding guarantees of mortgages in the principal amount of US$1,569.8 million. If a purchaser defaults on the payment of its mortgage during the term of the guarantee, the mortgage lending bank may require us to repay the outstanding amount under the loan plus any accrued interest. In this event, although we are able to retain the customer’s deposit and sell the property to recover any amounts paid by us to the bank, there can be no assurance that we would be able to sell the property at a price equal to or greater than the amount we paid on the defaulting purchaser’s outstanding loan amount and any accrued interest thereon. We paid US$0.8 million to satisfy guarantee obligations related to customer defaults for the year ended December 31, 2017.

During parts of 2011 and 2012 we offered certain homebuyers seller-financing arrangements. All the homebuyers entered into such arrangement were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via our management reporting procedures. We provided longer payment terms, ranging between six months to two years to particular home buyers after applying strict credit requirements based on our credit policy. In the second half of 2012, execution of seller-financed contracts dropped significantly. From the fourth quarter of 2012, we stopped offering seller-financed contracts to second home buyers. Commencing in the second quarter of 2014, the Group again offer seller-financed contracts. As of December 31, 2016 and 2017, there was no concentration of credit risk with respect to receivables and we do not have a significant exposure to any individual debtor. Since 2013, PRC banks have tightened the distributions of mortgage loans to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. We took the position that the processing periods of the contracts with underlying mortgage loans exceeding one year cannot be recognized as revenue under the percentage of completion method.

As of December 31, 2017 our cash and cash equivalents totaled US$894.6 million and restricted cash totaled US$566.7 million, predominately deposited in accounts maintained with state-owned bank within the PRC. We have not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Inflation

Inflation has not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.4%, 2.0% and 1.6% in 2015, 2016 and 2017, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this annual report, we have not been materially affected by any inflation or deflation.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Our common shares, in the form of ADSs, each representing two common shares, are listed on the NYSE. JPMorgan Chase Bank, N.A. serves as the depositary for the ADSs. JPMorgan Chase Bank, N.A.’s principal executive office is located at 4 New York Plaza, Floor 12, New York, New York, 10004.

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

The depositary may charge the following the additional amounts to ADR holders:

•	a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee of US$1.50 per ADR or ADRs for transfers pursuant to the deposit agreement;

•	an aggregate fee of up to US$0.05 per ADS (or portion thereof) per calendar year for services performed by the depositary in administering our ADR program;

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities;

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	SWIFT, cable, telex and facsimile transmission and delivery charges incurred upon request of an ADR holder;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

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

The depositary may remit to us all or a portion of the depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the deposit agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2017, the depositary reimbursed us US$487,211 with respect to certain fees and expenses.

The table below sets forth the types of expenses that the depositary has agreed to reimburse and the amounts reimbursed in 2017:

Category of Expenses	Amount Reimbursed in the Year Ended December 31, 2017
(US$)
Investor relations marketing	487,211
Legal	–
Total	487,211

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013 Framework), our management concluded that, as of December 31, 2017, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2017, there were no changes in our internal control over financial reporting that occurred during the period covered by the report for the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Xinyuan Real Estate Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Xinyuan Real Estate Co., Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Xinyuan Real Estate Co., Ltd. and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2017, and the related notes of the Company and our report dated April 30, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 30, 2018

PART III

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Thomas Gurnee, the chairman of our audit committee, qualifies as an audit committee financial expert under applicable SEC rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that pertains to our directors, officers and employees with certain provisions that specifically apply to our Chief Executive Officer, Chief Financial Officer, Vice Presidents and any other persons who perform similar functions for us. Our code of business conduct and ethics is available at our website at www.xyre.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	US$	US$	US$
Audit fees (1)	1,332,859	1,295,156	1,302,797
Audit-related fees (2)	172,308	293,669	470,783
Tax fees (3)	–	–	–
All other fees (4)	–	–	–

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the quarterly procedures performed for our comparative interim financial statements.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for assurance and related services. In 2015, such services consisted principally of a SAS 100 review of the Company’s June 30, 2015 financial statements incorporated by reference into the F-3 registration statement and the issuance of their consent in the Form S-8 filing in June 2015. In 2016, such services consisted principally of a SAS 100 review of the Company’s June 30, 2016 financial statements incorporated by reference into the F-3 registration statement and permissible assurance related services associated with the issuances of our August 2019 Senior Secured Notes in August 2016. In 2017, such services consisted primarily of a SAS 100 review of the Company’s June 30, 2017 financial statements incorporated by reference into the F-3 registration statement, permissible assurance related services associated with the issuances of our February 2021 Senior Secured Notes in February 2017 and the issuances of our November 2020 Senior Secured Notes in November 2017.

(3)	There were no tax fees billed in 2015, 2016 and 2017.

(4)	There were no other fees billed in 2015, 2016 and 2017.

All audit and non-audit services provided by our independent auditor must be pre-approved by our audit committee. Our audit committee has adopted a project-by-project approach in pre-approving proposed services. All requests or applications for services to be provided by our independent auditor require a detailed description of the services to be rendered and will be presented to our audit committee for pre-approval.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Effective July 12, 2013, our board of directors approved a US$60 million share repurchase program (the “2013 authorization”). The 2013 authorization permitted us to purchase shares from time to time in the open market through July 2015.

Effective December 28, 2015, our board of directors approved a new US$40 million share repurchase program through December 2017 (the “2015 Authorization”).

Effective March 21, 2017, our board of directors approved a new US$40 million share repurchase program through December 2019 (the “2017 Authorization”) to be effective upon the earlier of completion or expiration of the 2015 Authorization. This program will be funded from available working capital. Repurchases under the 2017 program will be made from time to time through a combination of open market and privately negotiated transactions. The per share price cap will be determined from time to time in the discretion of management.

The following table sets forth a summary of our repurchase of our ADSs made from January 1, 2017 to December 31, 2017:

Period	Total Number of ADSs Purchased(1)(2)	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (1)	Approximate U.S. Dollar Value of ADSs that May Yet Be Purchased Under the Programs
January 1 through January 31	1,273,062	5.23	7,963,133	3,317,888
February 1 through February 28	94,338	5.50	8,057,471	2,798,682
May 1 through May 31, 2017	178,457	5.24	8,235,928	41,863,414
June 1 through June 30, 2017	867,294	4.93	9,103,222	37,588,550
August 1 through August 31, 2017	230,528	5.09	9,333,750	36,415,128
September 1 through September 30, 2017	97,244	5.08	9,430,994	35,921,042
Total	2,740,923	5.13	9,430,994	35,921,042

(1)	In 2017, we repurchased 2,740,923 ADSs under the 2015 Authorization and 2017 Authorization.

(2)	Our ADS to common share ratio is one ADS for two common shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

The NYSE Listed Company Manual requires that the board of directors of a listed company consist of a majority of independent directors, as defined by the NYSE from time to time. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of directors of a corporation to be independent. As of the date of this annual report, the majority of our directors are not independent directors as defined by the NYSE. Our board is currently composed of ten directors, four of whom are current officers of the Company or one of its subsidiaries, five of whom are current directors of one of the Company’s subsidiaries and two of whom are former executive officers of our company. Under NYSE rules, all non-management directors are required to meet periodically in executive session, without any members of management present. The corporate governance practice in our home country does not require such meetings and, accordingly, our non-management directors do not meet in executive session.

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

The NYSE Listed Company Manual requires listed companies to have an audit committee that satisfies the requirements of Section 10A of the Exchange Act. As a foreign private issuer, we are not required to comply with certain other NYSE rules related to audit committees, including the requirements to have a minimum of three members and that the members satisfy the additional “independence” standards of Section 303A.02 of the New York Stock Exchange Listed Company Manual. Our audit committee has, as of the date of this annual report, three members (including one with observer rights but no voting rights), each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act, and one such member qualifies as an “audit committee financial expert” under applicable SEC rules.

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

ITEM 16H.	MINE SAFETY

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Xinyuan Real Estate Co., Ltd. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 3.1 to the registrant’s F-1 registration statement (File No. 333147477), as amended, initially filed with the SEC on November 16, 2007)
1.2	Amendment to Amended and Restated Articles of Association of Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 99.5 to the registrant’s Form 6-K (File No. 001-33863 ) filed with the SEC on December 10, 2009)
2.1	Deposit Agreement, dated as of December 11, 2007, among Xinyuan Real Estate Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and holders of American Depositary Shares (incorporated by reference to Exhibit 2.5 to Amendment No. 1. to the registrant’s annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)
2.2	Amendment to Deposit Agreement, including the form of ADR, dated November 9, 2017 (incorporated by reference to Exhibit 99.(a)(2) to the registrant’s F-6EF (File No. 333-221449) filed with the SEC on November 9, 2017)

Exhibit Number	Description of Document
2.3	Indenture, dated as of December 6, 2013, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule 1 thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agreement (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 9, 2013)
2.4	Indenture Supplement No. 1 dated as of February 13, 2015, among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedules I thereto as the Subsidiary Guarantors to the Indenture, dated as of May 3, 2013 with respect to the registrant’s 13% June 2019 Senior Secured Notes (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on February 13, 2015)
2.5	Indenture Supplement No. 2, dated as of February 3, 2016, among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedule I as the Subsidiary Guarantors, to the Indenture, dated as of December 6, 2013, with respect to the registrant’s 13% June 2019 Senior Secured Notes (incorporated by reference to Exhibit 99.3 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on February 3, 2016)
2.6	Global note representing the 13% June 2019 Senior Secured Notes (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on December 9, 2013)
2.7	Indenture, dated as of August 30, 2016, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on August 30, 2016)
2.8	Global note representing the 8.125% August 2019 Senior Secured Notes (US$300,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on August 30, 2016)
2.9	Indenture, dated as of February 28, 2017, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on February 28, 2017)
2.10	Global note representing the 7.75% February 2021 Senior Secured Notes (US$300,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on February 28, 2017)
2.11	Indenture, dated as of November 22, 2017, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant's 6-K (File No. 001-33863) filed with the SEC on November 22, 2017)
2.12	Global note representing 8.875% Senior Notes due 2020 (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant's 6-K (File No. 001-33863) filed with the SEC on November 22, 2017)
2.13	Global note representing 8.875% Senior Notes due 2020 (US$100,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant's 6-K (File No. 001-33863) filed with the SEC on December 4, 2017)
2.14	Indenture, dated as of March 19, 2018, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant's 6-K (File No. 001-33863) filed with the SEC on March 19, 2018)
2.15	Global note representing 9.875% Senior Notes due 2020 (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant's 6-K (File No. 001-33863) filed with the SEC on March 19, 2018)
4.1	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

Exhibit Number	Description of Document
4.2	2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)
4.3	2014 Restricted Stock Unit Plan (incorporated by reference to Exhibit 4.3 to the registrant’s Annual Report on Form 20-F (File No. 001-33863), filed with the SEC on April 27, 2015)
4.4	2015 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the registrant’s Form S-8 (File No. 333-205371) filed with the SEC on June 30, 2015)
4.5	Amended and Restated shareholders agreement, dated as of October 31, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd., Xinyuan Real Estate Co., Ltd. and, to the extent set forth herein, Burnham Securities Inc. and Joel B. Gardner (incorporated by reference to Exhibit 10.10 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)
4.6	English Summary of the Capital Lease Agreement dated as of October 23, 2012, by and among MinshengHongtai (Tianjin) Aviation Leasing Co., Ltd., and Henan Xinyuan Real Estate Co., Ltd. (Original Language: Chinese) (incorporated by reference to Exhibit 4.7 to the registrant’s Annual Report on Form 20-F (File No. 001-33863), filed with the SEC on April 15, 2013)
4.7	English Summary of the Guarantee Agreement dated as of October 23, 2012, by and among MinshengHongtai (Tianjin) Aviation Leasing Co., Ltd., Xinyuan (China) Real Estate , Ltd. and Henan Xinyuan Real Estate Co., Ltd. (Original Language: Chinese) (incorporated by reference to Exhibit 4.8 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 (File No. 00133863), filed with the SEC on April 15, 2013)
4.8	Securities Purchase Agreement, dated as of August 26, 2013, among Xinyuan Real Estate Co., Ltd., the guarantors named therein and TPG ASIA VI SF PTE. LTD. (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)
4.9	Registration Rights Agreement, dated as of September 19, 2013, between Xinyuan Real Estate Co., Ltd. and TPG ASIA VI SF PTE. LTD. (incorporated by reference to Exhibit 99.5 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)
4.10	Letter Agreement, dated September 19, 2013, between Yong Zhang and TPG ASIA VI SF PTE. LTD. (incorporated by reference to Exhibit 99.6 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)
8.1*	Subsidiaries of Xinyuan Real Estate Co., Ltd.
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1*	Consent of Ernst & Young Hua Ming LLP
101*	The following materials from Xinyuan Real Estate Co., Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2017 formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Consolidated Statement of Operations, (ii) the Condensed Consolidated Balance Sheet, (iii) the Condensed Consolidated Statement of Stockholders’ Equity, (iv) the Condensed Consolidated Statement of Cash Flows, and (v) Notes to the Condensed Consolidated Financial Statements.
*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Lizhou Zhang
Name: Lizhou Zhang
Title: Chief Executive Officer

Date: April 30, 2018

Xinyuan Real Estate Co., Ltd. and Subsidiaries

As of December 31, 2017 and 2016

For the years ended December 31, 2015, 2016 and 2017

F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Xinyuan Real Estate Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Xinyuan Real Estate Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 30, 2018 expressed an unqualified opinion thereon.

Adoption of ASU No. 2015-17

As discussed in Note 14 to the financial statements, the Company changed its presentation for deferred taxes in 2017 due to the adoption of ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2007

Beijing, the People’s Republic of China

April 30, 2018

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2016	December 31, 2017
		US$	US$
ASSETS

Current assets
Cash and cash equivalents		578,244,378	894,551,480
Restricted cash		328,499,059	566,675,697
Short-term investments	3	39,310,595	57,739,558
Accounts receivable		32,703,517	100,553,481
Other receivables		31,822,187	73,193,654
Deposits for land use rights		153,252,126	103,715,834
Other deposits and prepayments		525,263,384	272,022,244
Advances to suppliers		27,457,335	36,731,393
Real estate properties development completed	4	477,179,252	840,393,193
Real estate properties under development (including real estate properties under development of the consolidated variable interest entities (“VIE”) to be used only to settle obligations of the VIE of US$105,056,385 and US$154,339,321 as of December 31, 2016 and December 31, 2017, respectively)	4	1,719,135,164	1,996,000,653
Amounts due from related parties	17	17,731,875	125,662,072
Amounts due from employees	17	620,462	2,174,302
Other current assets		225,785	798,920

Total current assets		3,931,445,119	5,070,212,481

Real estate properties held for lease, net	5	159,873,934	277,933,313
Deposits for land use rights		28,830,907	22,956,138
Property and equipment, net	6	34,090,096	32,385,860
Long-term investment	7	7,797,559	829,773,150
Deferred tax assets	14	32,803,197	82,006,132
Amounts due from related parties	17	-	24,665,944
Other assets		24,718,147	44,501,252

TOTAL ASSETS		4,219,558,959	6,384,434,270

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and notes payable (including accounts payable and notes payable of the VIE without recourse to the primary beneficiary of US$2,321,966 and US$2,454,089 as of December 31, 2016 and December 31, 2017, respectively)		524,663,366	690,839,190

	Notes	December 31, 2016	December 31, 2017
		US$	US$
Short-term bank loans and other debt	9	178,576,151	247,758,295
Customer deposits	13	150,545,253	438,341,713
Income tax payable		120,573,148	169,839,336
Other payables and accrued liabilities (including other payables and accrued liabilities of the VIE without recourse to the primary beneficiary of US$1,583,399 and US$2,990,885 as of December 31, 2016 and December 31, 2017, respectively)	16	199,661,165	300,118,332
Payroll and welfare payable (including payroll and welfare payable of the VIE without recourse to the primary beneficiary of nil and US$102,316 as of December 31, 2016 and December 31, 2017, respectively)		19,521,772	31,445,229
Current portion of long-term bank loans and other debt	10, 11	704,695,082	1,648,233,254
Current maturities of capital lease obligations	12	3,923,394	4,472,386
Mandatorily redeemable non-controlling interests	2(a),17	12,613,522	15,593,340
Amounts due to related parties	17	66,229,724	128,178,423

Total current liabilities		1,981,002,577	3,674,819,498

Long-term bank loans	10	235,885,009	11,018,946
Deferred tax liabilities	14	76,220,375	164,203,580
Unrecognized tax benefits	14	20,491,988	31,231,376
Other long-term debt	11	974,791,324	1,404,814,439
Capital lease obligations, net of current maturities	12	15,015,508	11,415,344
Amounts due to related parties	17	-	29,917,961

Total liabilities		3,303,406,781	5,327,421,144

Commitments and contingencies	21

Shareholders’ equity
Common shares, US$0.0001 par value:
Authorized-500,000,000 shares; shares issued and outstanding- 129,578,676 shares as of December 31, 2017 (December 31, 2016: 131,426,741 shares)	18	16,051	16,314
Treasury shares	18	(53,734,088)	(67,792,368)
Additional paid-in capital		538,414,246	543,338,206
Statutory reserves		95,973,296	105,660,269
Retained earnings		354,273,848	382,123,692
Accumulated other comprehensive (loss)/income	23	(34,682,888)	29,225,736

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity		900,260,465	992,571,849

Non-controlling interest	24	15,891,713	64,441,277

Total equity		916,152,178	1,057,013,126

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		4,219,558,959	6,384,434,270

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2015, 2016 and 2017
(All amounts stated in US$, except for number of shares data)

		Year ended December 31
	Notes	2015	2016	2017
		US$	US$	US$
Revenue:
Real estate sales, net of sales taxes of US$67,023,202 in 2015, US$30,105,069 in 2016 and US$21,745,253 in 2017		1,134,466,776	1,524,968,403	1,924,560,806
Real estate management services income		21,611,201	30,022,747	41,738,319
Real estate lease income		6,573,263	5,946,051	8,732,799
Other revenue		1,672,758	687,492	1,875,307

Total revenue		1,164,323,998	1,561,624,693	1,976,907,231

Costs of revenue:
Cost of real estate sales		(866,242,863)	(1,174,571,926)	(1,474,067,213)
Cost of real estate management services		(19,442,859)	(24,281,442)	(31,646,448)
Cost of real estate lease income		(3,956,322)	(3,682,645)	(11,006,122)
Other costs		(1,691,848)	(1,100,367)	(559,235)

Total costs of revenue		(891,333,892)	(1,203,636,380)	(1,517,279,018)

Gross profit		272,990,106	357,988,313	459,628,213
Selling and distribution expenses		(52,126,074)	(58,213,716)	(75,723,717)
General and administrative expenses		(115,329,011)	(120,415,631)	(136,844,741)

Operating income		105,535,021	179,358,966	247,059,755
Interest income		24,503,736	20,916,567	16,859,086
Interest expense		(20,281,416)	(29,856,832)	(66,153,440)
Loss on extinguishment of debt	11	-	(12,123,750)	(15,879,702)
Net realized gain on short-term investments	3	603,078	2,505,696	7,873,987
Unrealized gain on short-term investments	3	49,443	235,334	2,095,979
Exchange gains		403,286	458,959	756,926
Other income		5,945,120	4,540,227	2,326,010
Share of gain/ (loss) of equity investees	7	2,234,635	(324,612)	(1,710,070)

Income from operations before income taxes		118,992,903	165,710,555	193,228,531
Income taxes	14	(52,511,318)	(86,247,875)	(113,117,126)

Net income		66,481,585	79,462,680	80,111,405
Net loss/(income) attributable to non-controlling interest		522	(6,485,132)	(16,483,854)

Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders		66,482,107	72,977,548	63,627,551

		Year ended December 31
	Notes	2015	2016	2017
		US$	US$	US$
Earnings per share:
Basic	19	0.47	0.55	0.49
Diluted	19	0.45	0.53	0.48

Shares used in computation:
Basic	19	142,625,427	133,261,510	128,704,610
Diluted	19	146,487,949	137,653,029	131,605,869

Other comprehensive (loss)/income, net of tax of nil
Foreign currency translation adjustments		(73,604,028)	(66,273,588)	66,062,603

Comprehensive (loss)/income		(7,122,443)	13,189,092	146,174,008
Comprehensive income attributable to non-controlling interest		(621)	(5,846,269)	(18,637,833)

Comprehensive (loss)/income attributable to Xinyuan Real Estate Co., Ltd. shareholders		(7,123,064)	7,342,823	127,536,175

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2015, 2016 and 2017
(All amounts stated in US$, except for number of shares data)

	Year ended December 31
	2015	2016	2017
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	66,481,585	79,462,680	80,111,405
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
Depreciation and amortization	8,751,664	8,688,384	13,727,526
Stock-based compensation expenses	3,774,826	7,828,255	4,894,478
Deferred tax benefit	(25,580,665)	(17,244,658)	(35,587,912)
Amortization of deferred charges	2,378,767	7,732,038	6,049,202
Share of (income)/loss of equity investees	(2,234,635)	324,612	1,710,070
Exchange gains	(403,286)	(458,959)	(756,926)
Changes in unrecognized tax benefit	4,150,919	2,718,631	10,737,387
Loss on extinguishment of debt (Note 11)	-	12,123,750	15,879,702
Net realized gain on short-term investments	(603,078)	(2,505,696)	(7,873,987)
Unrealized gain on short-term investments	(49,443)	(235,334)	(2,095,979)
Proceeds from disposal of trading securities	26,524,907	61,064,916	178,849,628
Purchase of trading securities	(21,363,193)	(97,389,871)	(186,062,974)
Bargain purchase gain (Note 8)	-	(2,004,507)	-
Effect of remeasurement of equity interest in joint venture (Note 8)	-	(2,100,563)	-
Allowance for doubtful accounts	-	-	7,067,288
Others	(38,195)	(289,020)	1,327,529

Changes in operating assets and liabilities:
Accounts receivable	(28,650,522)	6,948,740	(63,691,438)
Real estate properties held for sale	1,185,217	-	-
Real estate properties development completed	(9,357,412)	(429,429,125)	(355,551,919)
Real estate properties under development	(23,151,082)	346,724,458	151,787,433
Real estate properties held for lease	(9,197,390)	(100,388,128)	(111,952,749)
Advances to suppliers	(24,573,309)	24,935,560	(7,335,343)
Other receivables	(21,400,932)	114,240,396	(47,195,272)
Deposits for land use rights	(94,952,534)	(129,517,140)	(180,359,751)
Other deposits and prepayments	(114,766,016)	(258,358,536)	275,227,746
Other current assets	656,158	326,254	(2,783,559)
Amounts due from related parties	62,518,780	(45,409,421)	(128,319,422)
Amounts due from employees	(316,946)	(292,592)	(1,465,840)
Other assets	(4,328,591)	(10,525,572)	(16,415,381)
Accounts payable	144,250,668	39,976,328	131,546,280
Customer deposits	(38,092,541)	101,932,472	269,509,197
Income tax payable	49,189,884	21,938,554	40,872,077
Other payables and accrued liabilities	38,869,980	101,375,219	91,455,504
Payroll and welfare payable	5,791,340	(2,073,425)	6,408,972
Net cash (used in) /provided by operating activities	(4,535,075)	(159,881,300)	139,712,972

The accompanying notes are an integral part of these consolidated financial statements.

	Year ended December 31
	2015	2016	2017
	US$	US$	US$
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of properties held for lease and property and equipment	8,992	559,030	425,850
Purchase of property and equipment	(2,477,039)	(2,739,578)	(5,565,513)
Proceeds from disposal of available-for-sale securities	6,284,380	-	-
Purchase of available-for-sale securities	(6,137,451)	-	-
Acquisition of subsidiaries, net of cash acquired (Note 8)	-	15,055,431	-
Acquisition of long-term investment	(32,681,875)	(8,407,244)	(822,029,106)

Net cash (used in)/provided by investing activities	(35,002,993)	4,467,639	(827,168,769)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	48,400	1,454,020	6,111,912
Purchase of shares under Restricted Stock Unit (“RSU”) plan	(3,259,998)	(4,003,999)	-
Purchase of treasury shares (Note 18)	(3,349,172)	(29,688,648)	(14,058,280)
Dividends to shareholders	(14,751,703)	(20,545,257)	(26,090,734)
Capital injection from non-controlling interests	-	4,505,328	23,687,327
Decrease/(increase) in restricted cash	53,913,283	31,406,042	(212,333,951)
Amounts due to related parties	-	66,414,412	82,725,874
Repayments of short-term bank loans and current portion of long-term bank loans	(576,757,761)	(444,479,915)	(51,330,241)
Proceeds from short-term bank loans and current portion of long-term bank loans	584,233,410	203,622,120	256,681,062
Repayment of long-term bank loans	(38,540,493)	(13,553,962)	(14,780,892)
Proceeds from long-term bank loans	8,029,269	201,936,395	10,659,297
Repayment of other short-term debt	(169,096,413)	(669,849,132)	(516,320,358)
Proceeds from other short-term debt	8,511,026	819,039,966	884,488,867
Repayment of other long-term debt	(17,854,351)	(369,338,675)	(236,322,138)
Proceeds from other long-term debt	485,351,457	612,307,593	788,220,956
Deferred charges	(3,104,812)	(10,725,482)	(23,254,595)
Capital lease payments	(3,966,658)	(3,721,954)	(4,196,345)
Proceeds from sale and leaseback (Note 12,17)	-	2,861,392	-
Repayment of mandatorily redeemable non-controlling interests	(4,408,069)	(3,463,790)	(12,954,007)
Proceeds from mandatorily redeemable non-controlling interests	1,284,683	13,177,463	14,210,916
Loss on extinguishment of debt (Note 11)	-	(12,123,750)	(13,000,000)

Net cash provided by financing activities	306,282,098	375,230,167	942,144,670

	Year ended December 31
	2015	2016	2017
	US$	US$	US$
NET INCREASE IN CASH AND CASH EQUIVALENTS	266,744,030	219,816,506	254,688,873

Effect of exchange rate changes on cash and cash equivalents	(19,710,692)	(29,100,220)	61,618,229
Cash and cash equivalents, at beginning of year	140,494,754	387,528,092	578,244,378

CASH AND CASH EQUIVALENTS, AT END OF YEAR	387,528,092	578,244,378	894,551,480

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Incomes taxes paid	55,564,648	122,347,190	112,460,711
Interest paid	187,209,963	181,857,136	223,541,763
NON-CASH ACTIVITIES
Non-controlling interest arising from business combination (Note 8, 24)	-	5,724,339	-
Non-controlling interest arising from asset acquisitions	-	-	5,193,097

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2015, 2016 and 2017
(All amounts stated in US$, except for number of shares data)

	Number of Shares	Common Shares	Treasury Shares	Additional Paid-in Capital	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Income / (Loss) (Note 23)	Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	Non-controlling Interest (Note 24)	Total
		US$	US$	US$	US$	US$	US$	US$	US$	US$
BALANCE AT DECEMBER 31, 2014	147,019,802	15,831	(20,696,268)	530,670,112	72,829,487	273,254,963	104,557,008	960,631,133	(19,440)	960,611,693

Exercise of share options	40,000	4	-	48,396	-	-	-	48,400	-	48,400
Treasury share repurchases (Note 18)	(2,179,902)	-	(3,349,172)	-	-	-	-	(3,349,172)	-	(3,349,172)

Shares repurchased under RSU plan	(2,076,964)	-	-	(3,259,998)	-	-	-	(3,259,998)	-	(3,259,998)

Other comprehensive loss	-	-	-	-	-	-	(73,605,171)	(73,605,171)	1,143	(73,604,028)
Stock-based compensation expenses	-	-	-	3,774,826	-	-	-	3,774,826	-	3,774,826
Net income	-	-	-	-	-	66,482,107	-	66,482,107	(522)	66,481,585
Appropriation to statutory reserves	-	-	-	-	7,220,277	(7,220,277)	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(14,751,704)	-	(14,751,704)	-	(14,751,704)

BALANCE AT DECEMBER 31, 2015	142,802,936	15,835	(24,045,440)	531,233,336	80,049,764	317,765,089	30,951,837	935,970,421	(18,819)	935,951,602

Capital injection from non-controlling interests	-	-	-	-	-		-	-	10,064,263	10,064,263
Exercise of share options	2,160,884	216	-	3,356,654	-		-	3,356,870	-	3,356,870
Treasury share repurchases (Note 18)	(13,198,238)	-	(29,688,648)	-	-		-	(29,688,648)	-	(29,688,648)

Shares repurchased under RSU plan	(1,614,220)	-	-	(4,003,999)	-		-	(4,003,999)	-	(4,003,999)

Other comprehensive loss	-	-	-	-	-		(65,634,725)	(65,634,725)	(638,863)	(66,273,588)
Stock-based compensation expenses	1,275,379	-	-	7,828,255	-		-	7,828,255	-	7,828,255
Net income	-	-	-	-	-	72,977,548	-	72,977,548	6,485,132	79,462,680
Appropriation to statutory reserves	-	-	-	-	15,923,532	(15,923,532)	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(20,545,257)	-	(20,545,257)	-	(20,545,257)
BALANCE AT DECEMBER 31, 2016	131,426,741	16,051	(53,734,088)	538,414,246	95,973,296	354,273,848	(34,682,888)	900,260,465	15,891,713	916,152,178
Capital injection from non-controlling interests	-	-	-	-	-		-	-	29,911,731	29,911,731
Exercise of share options	2,631,928	263	-	4,255,657	-		-	4,255,920	-	4,255,920
Treasury share repurchases (Note 18)	(5,481,846)		(14,058,280)	-	-		-	(14,058,280)	-	(14,058,280)
Shares repurchased under RSU plan	-	-	-	(3,485,952)	-		-	(3,485,952)	-	(3,485,952)
Other comprehensive loss	-	-	-	-	-		63,908,624	63,908,624	2,153,979	66,062,603
Stock-based compensation expenses	1,001,853	-	-	4,154,255	-		-	4,154,255	-	4,154,255
Net income	-	-	-	-	-	63,627,551	-	63,627,551	16,483,854	80,111,405
Appropriation to statutory reserves	-	-	-	-	9,686,973	(9,686,973)	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(26,090,734)	-	(26,090,734)	-	(26,090,734)
BALANCE AT DECEMBER 31, 2017	129,578,676	16,314	(67,792,368)	543,338,206	105,660,269	382,123,692	29,225,736	992,571,849	64,441,277	1,057,013,126

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

As of December 31, 2017, principal subsidiaries of the Company and its consolidated variable interest entities included the following entities:

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Xinyuan International Property Investment Co., Ltd.	Cayman Islands October 6, 2011	US$	500,000	100%	Investment holding company

Xinyuan International (HK) Property Investment Co., Limited	Hong Kong October 26, 2011	HK$	3,000,000	100%	Investment holding company

XIN Development Group International Inc.	United States November 10, 2011	US$	0	100%	Investment holding company

Xinyuan Real Estate, Ltd.	Cayman Islands January 27, 2006	US$	50,000,000	100%	Investment holding company

South Glory International Ltd.	Hong Kong January 17, 2001	HK$	10,000	100%	Investment holding company

Victory Good Development Ltd.	Hong Kong January 17, 2001	HK$	10,000	100%	Investment holding company

Elite Quest Holdings Ltd.	Hong Kong November 19, 2001	HK$	10,000	100%	Investment holding company

XIN Irvine, LLC	United States July 12, 2012	US$	50,000	100%	Real estate development

Vista Sierra, LLC	United States May 1, 2012	US$	0	100%	Real estate development

XIN Development Management East, LLC	United States August 28, 2012	US$	1,000	100%	Property management services

XIN NY Holding, LLC	United States August 29, 2012	US$	1,000	100%	Investment holding company

421 Kent Development, LLC	United States August 29, 2012	US$	1,000	100%	Real estate development

Xinyuan Sailing Co., Ltd.	Hong Kong June 21, 2013	HK$	3,000,000	100%	Investment holding company

AWAN Plasma Sdn Bhd	Malaysia April 16, 2007	MYR	33,577,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
XIN Eco Marine Group Properties Sdn Bhd	Malaysia July 9, 2014	MYR	33,217,000	100%	Investment holding company

Xinyuan Internet Finance Co., Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company

New Dawn International Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company

New Legend International Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company

New Point International Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company

New Grace International Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company

Genesis Ocean Investments Ltd.	Hong Kong August 19, 2015	HK$	100	100%	Investment holding company

Honest View Development Ltd.	Hong Kong August 19, 2015	HK$	100	100%	Investment holding company

Honour Triumph Enterprises Ltd.	Hong Kong August 19, 2015	HK$	100	100%	Investment holding company

Well Poly Holdings Ltd.	Hong Kong August 19, 2015	HK$	100	100%	Investment holding company

Zhengzhou Yasheng Construction Material Co., Ltd.	PRC October 22, 2013	US$	50,000,000	100%	Sales of construction materials

Zhengzhou Jiasheng Real Estate Co., Ltd.	PRC December 2, 2013	US$	60,000,000	100%	Real estate development

Zhengzhou Yusheng Landscape Design Co., Ltd.	PRC December 25, 2013	US$	70,000,000	100%	Landscaping engineering and management

Xinyuan (China) Real Estate, Ltd. (“Xinyuan China”)	PRC April 10, 2006	US$	307,000,000	100%	Investment holding company

Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”)	PRC May 19, 1997	RMB	200,000,000	100%	Real estate development

Qingdao Xinyuan Xiangrui Real Estate Co., Ltd.	PRC February 9, 2006	RMB	10,000,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Shandong Xinyuan Real Estate Co., Ltd.	PRC June 2, 2006	RMB	300,000,000	100%	Real estate development

Xinyuan Technology Service Co., Ltd. (“Xinyuan Service”)	PRC December 28, 1998	RMB	50,000,000	94%	Property management services

Mingyuan Landscape Engineering Co., Ltd.	PRC February 17, 2004	RMB	50,000,000	100%	Landscaping engineering and management

Henan Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC December 29, 2011	RMB	20,000,000	100%	Real estate development

Suzhou Xinyuan Real Estate Development Co., Ltd.	PRC November 24, 2006	RMB	200,000,000	100%	Real estate development

Anhui Xinyuan Real Estate Co., Ltd.	PRC December 7, 2006	RMB	50,000,000	100%	Real estate development

Kunshan Xinyuan Real Estate Co., Ltd. (“Kunshan Xinyuan”) (Note 17(d))	PRC January 31, 2008	RMB	200,000,000	98.67%	Real estate development

Xinyuan Real Estate (Chengdu) Co., Ltd.	PRC June 12, 2007	RMB	220,000,000	100%	Real estate development

Xuzhou Xinyuan Real Estate Co., Ltd.	PRC November 9, 2009	RMB	200,000,000	100%	Real estate development

Henan Xinyuan Jiye Real Estate Co., Ltd.	PRC November 15, 2009	RMB	50,000,000	100%	Real estate development

Beijing Xinyuan Wanzhong Real Estate Co., Ltd. (“Beijing Wanzhong”)	PRC March 4, 2008	RMB	900,000,000	100%	Real estate development

Beijing Heju Management Consulting Service Co., Ltd.	PRC January 16, 2009	RMB	30,000,000	100%	Real estate development

Xinyuan Renju (Beijing) Asset Management Co., Ltd.	PRC January 16, 2009	RMB	30,000,000	100%	Real estate development

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (“Jiantou Xinyuan”)(1)	PRC June 13, 2005	RMB	10,000,000	100%	Real estate development

Beijing Xinyuan Priority Real Estate Consulting Co., Ltd.	PRC March 8, 2012	RMB	30,000,000	100%	Real estate consulting services

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Henan Xinyuan Priority Commercial Management Co., Ltd.	PRC August 10, 2012	RMB	2,000,000	100%	Leasing management services

Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd. (“Suzhou Wanzhuo”) (Note 17(b))	PRC September 20, 2012	RMB	200,000,000	20%	Real estate development

Jiangsu Jiajing Real Estate Co., Ltd.	PRC March 28, 2005	RMB	150,000,000	100%	Real estate development

Beijing XIN Media Co., Ltd.	PRC July 10, 2013	RMB	10,000,000	100%	Culture and media services

Xingyang Xinyuan Real Estate Co., Ltd.	PRC July 25, 2013	RMB	200,000,000	100%	Real estate development

APEC Construction Investment (Beijing) Co., Ltd.	PRC August 1, 2013	RMB	100,000,000	100%	Investment holding company

Beijing Xinxiang Huicheng Decoration Co., Ltd.	PRC October 18, 2013	RMB	10,000,000	100%	Property decoration services

Jinan Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC December 4, 2013	RMB	300,000,000	100%	Real estate development

Xinrongji (Beijing) Investment Co., Ltd.	PRC December 25, 2013	RMB	100,000,000	100%	Investment holding company

Sanya Beida Science and Technology Park Industrial Development Co., Ltd.	PRC January 10, 2014	RMB	200,000,000	100%	Real estate development

Chengdu Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC February 21, 2014	RMB	50,000,000	100%	Real estate development

Zhengzhou Hengsheng Real Estate Co., Ltd.	PRC June 19, 2014	RMB	20,000,000	100%	Real estate development

Beijing Xinyuan Xindo Park E-commerce Co., Ltd.	PRC August 12, 2014	RMB	202,000,000	100%	Electronic commerce

Beijing Economy Cooperation Ruifeng Investment Co., Ltd.	PRC September 15, 2014	RMB	20,000,000	90%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Tianjin Xinyuan Real Estate Co., Ltd.	PRC September 17, 2014	RMB	100,000,000	100%	Real estate development

Xi’an Yinghuai Commerce and Trade Co., Ltd.	PRC November 25, 2014	RMB	3,000,000	100%	Property management services

Beijing Juzhouyun Technology Development Co., Ltd. (“Juzhouyun”) (Note 17(d))	PRC December 24, 2014	RMB	10,000,000	100%	Technical services

Changsha Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC April 3, 2014	RMB	100,000,000	100%	Real estate development

Shanghai Junxin Real Estate Co., Ltd.	PRC January 16, 2014	RMB	5,000,000	100%	Real estate development

Beijing Yinghuai Commerce and Trade Co., Ltd.	PRC January 5, 2015	RMB	30,000,000	100%	Retail store

Beijing Xinhe Investment Development Co., Ltd.	PRC May 5, 2015	RMB	5,000,000	100%	Investment holding company

Jinan Yinghuai Commerce and Trade Co., Ltd.	PRC December 4, 2015	RMB	3,000,000	100%	Retail store

Henan Yinghuai Commerce and Trade Co., Ltd.	PRC March 23, 2015	RMB	10,000,000	100%	Retail store

Henan Xinyuan Guangsheng Real Estate Co., Ltd.	PRC July 27, 2015	RMB	200,000,000	100%	Real estate development

Shanghai Hexinli Property Management Center. (Limited partnership) (“Shanghai Hexinli”)	PRC July 28, 2015	RMB	10,640,000	78.95%	Property management services

Henan Xinyuan Real Estate Marketing Co., Ltd.	PRC July 30, 2015	RMB	1,000,000	100%	Real estate marketing

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Shandong Xinyuan Renju Real Estate Co., Ltd.	PRC November 19, 2011	RMB	50,000,000	100%	Real estate development

Shaanxi Zhongmao Economy Development Co., Ltd. (“Shaanxi Zhongmao”) (Note 8)	PRC June 22, 1998	RMB	22,500,000	65.98%	Real estate development

421 Kent Holding Co, Ltd.	United States May 2, 2014	US$	1,000	100%	Investment holding company

Hudson 888 Owner LLC	United States October 22, 2015	US$	1,000	100%	Real estate development

XIN Manhattan Holding LLC	United States December 9, 2015	US$	1,000	100%	Investment holding company

Hudson 888 Holding LLC	United States December 9, 2015	US$	1,000	100%	Investment holding company

Henan Xinyuan Quansheng Real Estate Co., Ltd.	PRC January 14, 2015	RMB	40,000,000	100%	Real estate development

Zhengzhou Shengdao Real Estate Co., Ltd. (“Zhengzhou Shengdao”)	PRC October 14, 2013	RMB	20,000,000	100%	Real estate development

Henan Xinyuan Shunsheng Real Estate Co., Ltd.	PRC January 13, 2016	RMB	30,000,000	100%	Real estate development

Hunan Erli Real Estate Co., Ltd. (“Hunan Erli”)	PRC January 4, 2008	RMB	50,000,000	100%	Real estate development

Ningbo Meishan Bonded Port Xinshoulei Investment Management Co., Limited	PRC July 13, 2016	RMB	5,000,000	100%	Investment holding company

Xinyuan (China) Technology Research Institute Limited	Hong Kong July 8, 2016	HK$	10,000	100%	Technological development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
XIN Queens Holding LLC	United States July 6, 2016	US$	1,000	100%	Investment holding company

Queens Theatre Holdco LLC	United States July 6, 2016	US$	1,000	100%	Investment holding company

Queens Theatre Owner LLC	United States July 6, 2016	US$	1,000	100%	Real estate development

Xinyuan Future Science & Technology Research (Beijing) Co., Limited	PRC July 8, 2016	RMB	1,000,000	100%	Technological development

Zhengzhou Xinnan Real Estate Co., Ltd. (“Zhengzhou Xinnan”)	PRC January 21, 2016	RMB	50,000,000	51%	Real estate development

Xinyan Investment Management Co., Limited. (“Xinrock”)	PRC April 8, 2016	RMB	100,000,000	70%	Investment

Hangzhou Investment Consulting Co., Limited	PRC May 25, 2016	RMB	10,000,000	100%	Investment

Hunan Yue-Mart Commerce and Trade Co., Ltd.	PRC October 11, 2016	RMB	10,000,000	100%	Retail store

Hunan Xintian Real Estate Co., Ltd. (“Hunan Xintian”) (2)	PRC September 28, 2009	RMB	20,000,000	100%	Real estate development

Beijing Xinju Technology Co., Ltd. (Beijing Xinju)	PRC February 7, 2017	RMB	10,000,000	51%	Technical services

Zhengzhou Hangmei Technology Development Co., Ltd.(“Zhengzhou Hangmei”) (3)	PRC November 25, 2014	RMB	50,000,000	51%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Zhengzhou Hangmei Zhengxing Technology Co., Ltd.(“Hangmei Zhengxing”) (4)	PRC March 28, 2016	RMB	50,000,000	60%	Real estate consulting services

Xi’an Dingrun Real Estate Co., Ltd. (“Xi’an Dingrun”) (5)	PRC June 1, 2011	RMB	20,000,000	100%	Real estate development

Zhengzhou Kangshengboda Real Estate Co., Ltd. (“Zhengzhou Kangshengboda”) (6)	PRC July 29, 2016	RMB	50,000,000	100%	Real estate development

Xinjiang Xinyuan Renju Equity Investment., Ltd.	PRC February 24, 2017	RMB	10,000,000	100%	Real estate consulting services

Zhuhai Prince Real Estate Co., Ltd. (“Zhuhai Prince”) (7)	PRC September 13, 1990	RMB	16,000,000	100%	Real estate development

Henan Renxin Real Estate Co., Ltd. (“Henan Renxin”) (8)	PRC July 11, 2008	RMB	200,000,000	51%	Real estate development

Henan Huanzhou Construction Engineering Co., Ltd	PRC June 1, 2017	RMB	50,000,000	100%	Sales of construction material

Xinchuang Technology Co., Ltd.	PRC May 2, 2017	RMB	100,000,000	100%	Real estate consulting services

Hangzhou Huiyuan Investment Management Partnership Enterprise. (Limited partnership)	PRC May 23, 2017	RMB	5,000,000	100%	Investment holding company

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Guangdong Xinyuan Real Estate Co., Ltd.	PRC October 18, 2017	RMB	100,000,000	100%	Real estate development

Beijing Juhe Real Estate Brokerage Co., Ltd.	PRC August 2, 2017	RMB	10,000,000	60%	Real estate brokerage

Taicang Pengchi Real Estate Co., Limited. (“Taicang Pengchi”) (9) (Note 17(b))	PRC June 16, 2017	RMB	200,000,000	17%	Real estate development

Beijing Yuandian Internet Technology Co., Ltd.	PRC November 8, 2017	RMB	10,000,000	100%	Real estate brokerage

Khorgos XinYan Enterprise Management Consulting Co., Ltd.	PRC December 4, 2017	RMB	5,000,000	100%	Management consulting services

Hunan Huaiwei Business Management Co., Ltd.	PRC September 13, 2017	RMB	2,000,000	51%	Retail store
VIE:
Beijing Ruihao Rongtong Real Estate Co., Ltd. (“Ruihao Rongtong”) (Note 2(a))	PRC June 15, 2006	RMB	250,000,000	65%	Real estate development

(1)	Liquidated on May 5, 2017.
(2)	Acquired on January 25, 2017.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

(3)	Acquired on January 18, 2017.
(4)	Acquired on January 18, 2017. The Company indirectly controls Hangmei Zhengxin through its subsidiary, Zhengzhou Hangmei, which owns 60% equity interest in Hangmei Zhengxing.
(5)	Acquired on May 10, 2017.
(6)	Acquired on June 23, 2017.
(7)	Acquired on June 28, 2017.
(8)	Acquired on June 20, 2017.
(9)	Acquired on December 1, 2017.

Equity holdings remained unchanged throughout the year ended December 31, 2017 except for Suzhou Wanzhuo (Note 17(b)), Kunshan Xinyuan (Note 17(d)) and Ruihao Rongtong (Note 2(a)).

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

Ruihao Rongtong, with registered capital of US$37.6 million (RMB250.0 million), was invested in by the Company on May 6, 2015, for the purpose of undertaking a residential property development project in Beijing. On March 1, 2016, June 28, 2016 and September 18, 2016, an unrelated trustee company, Ping’an trust Co., Ltd. (“Ping’an trust”) purchased 20%, 5% and 10% of the Company’s equity interest in Ruihao Rongtong, respectively, and loaned US$124.3 million (RMB862.5 million) in aggregate to the Group. On February 28, 2017, the Company repurchased the 35% equity interest of Ruihao Rongtong from Ping’an trust. On May 23, 2017, Ping’an trust subsequently repurchased back 35% of the Company’s equity interest in Ruihao Rongtong, and loaned US$246.8 million (RMB1.61 billion) in aggregate to the Group (Note 11). As of December 31, 2017, Ruihao Rongtong had one project under construction. Pursuant to the share purchase agreement, the 35% of non-controlling equity interest of Ruihao Rongtong will be repurchased by the Company in cash at the earlier of the second anniversary date, or the date the Company elects to repurchase the 35% equity interest of Ruihao Rongtong. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480, Distinguishing Liabilities from Equity. In addition, since the Company planned to repurchase the 35% equity interest of Ruihao Rongtong within the next 12 months, the liability is classified as current liability as of December 31, 2017.

In accordance with ASC 810, Consolidation, Ruihao Rongtong as of December 31, 2017 and 2016 is a variable interest entity as it was not established with sufficient equity at risk to finance its activities without additional subordinated financial support. As of December 31, 2017 and 2016, the Company is considered as the primary beneficiary of Ruihao Rongtong, as it has the power to direct the activities of Ruihao Rongtong that most significantly impact their economic performance and has the obligation to absorb the losses and the right to receive benefits from Ruihao Rongtong through its voting interest underlying its 65% equity interest in accordance with PRC Law and the articles of association of Ruihao Rongtong. Based on the above, Ruihao Rongtong is consolidated by the Company.

The carrying amounts and classifications of the assets and liabilities of the VIE are as follows:

	December 31, 2016	December 31, 2017
	US$	US$
Current assets	143,994,102	160,889,349
Non-current assets	10,184	287,409
Total assets	144,004,286	161,176,758

Current liabilities	109,607,206	132,170,781
Non-current liabilities	-	-

Total liabilities	109,607,206	132,170,781

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

The financial performance and cash flows of the VIE are as follows:

	Year ended December 31, 2016	Year ended December 31, 2017
	US$	US$
Revenue	-	-
Cost of revenue	-	-
Net loss	(1,256,925)	(7,266,337)
Net cash used in operating activities	(111,519,380)	(18,569,850)
Net cash used in investing activities	(8,552)	-
Net cash provided/(used in) by financing activities	136,924,739	(13,688,554)

As of December 31, 2017, the current liabilities of the VIE included amounts due to subsidiaries of the Group amounting to US$126,623,561 (2016: US$105,701,841), which was eliminated upon consolidation by the Company.

As of December 31, 2017, the land use rights included in real estate properties under development of the VIE of US$155,782,729 (2016: US$76,002,595) were pledged as collateral for bank loans and other debt. Creditors of the VIE have no recourse to the general credit of the primary beneficiary.

The VIE contributed nil (2016: nil) of the Company’s consolidated revenues for the year ended December 31, 2017.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment and capital lease, allowance for doubtful debt associated with accounts receivables, other receivables and advances to suppliers, fair values of the purchase price allocation with respect to business combinations, revenue recognition for percentage of completion method, accounting for the share-based compensation, accounting for deferred income taxes, impairment of real estate properties under development, real estate properties held for lease and long-term investments, and provision necessary for contingent liabilities. Management analyzed the forecasted cash flows for the twelve months from April 30, 2018, which indicates that the Group will have sufficient liquidity from cash flows generated by operations and existing credit facilities and therefore, there will be sufficient financial resources to settle borrowings and payables that will be due through April 30, 2019. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

(c)	Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other deposits and prepayments, due from employees, due from related parties, other receivables, investment in joint ventures and other long-term investments, accounts payable, customer deposits, other payables and accrued liabilities, borrowings and due to related parties. The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other deposits and prepayments, due from employees, due from related parties, other receivables, accounts payable, customer deposits, other payables and accrued liabilities, short-term bank borrowings and due to related parties approximate their fair value due to the short term maturities of these instruments. The Group is exposed to credit risk for financial assets and its maximum amount of loss in the event of non-performance by the counterparty is the recorded amount. The Group’s financial asset and liability arrangements generally do not require collateral, except as disclosed in Note 9, Note 10 and Note 11. Trading securities were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in profit and loss.

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

In accordance with ASC 820, the investment in debt and equity securities, real estate investment trusts (“REITs”) and money market instruments classified as trading securities is within Level 1 as the Company measures the fair value using quoted trading prices that are published on a regular basis.

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

The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

	December 31, 2015	December 31, 2016	December 31, 2017

Year end RMB: US$ exchange rate	6.4936	6.9370	6.5342
Period average RMB: US$ exchange rate	6.2272	6.6401	6.7547

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

Cash includes cash on hand and demand deposits in accounts maintained with various state-owned and private banks within the PRC, Hong Kong and United States. Total cash in banks at December 31, 2017 amounted to US$894,551,480 (December 31, 2016: US$578,244,378), of which the vast majority of deposits are not covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

(f)	Restricted cash

The Group is required to maintain certain deposits with banks that provide mortgage loans to the Group’s customers in order to purchase residential units from the Group. These balances are subject to withdrawal restrictions and totaled US$49,252,645 as of December 31, 2017 (December 31, 2016: US$48,081,446). As of December 31, 2017, the Group held US$197,552,310 (December 31, 2016: US$153,548,292) in its restricted cash accounts, representing funds received from sales proceeds that are subject to withdrawal restrictions. The Group is also required to maintain certain deposits with banks and financial institutions that provide loans to the Group. As of December 31, 2017, the Group also held US$64,779,162 (December 31, 2016: US$36,471,097) in its restricted cash accounts as security for its short-term loans (Note 9), held US$74,503,382 (December 31, 2016: 65,787,805) in its restricted cash accounts as security for its long-term loans and current portion of long-term loans (Note 10), and held 15,304,092 (December 31, 2016: US$24,610,419) in its restricted cash accounts as security for its other debts (Note 11). These restricted cash deposits are not covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

(g)	Real estate properties development completed and under development

Real estate properties consist of finished residential unit sites, commercial offices and residential unit sites under development. The Group leases the land for the residential unit sites under land use right leases with various terms from the PRC. Real estate properties development completed and under development are stated at the lower of carrying amounts or fair value less selling costs.

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

In accordance with ASC 360, Property, Plant and Equipment (“ASC 360”), real estate property development completed and under development are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

For the periods presented, the Group did not recognize any impairment for real estate properties completed and under development.

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

Since 2013, PRC banks have tightened the distributions of mortgage loans to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. The Group took the position that the processing periods of the contracts with underlying mortgage loans exceeding one year cannot be recognized as revenue under the percentage of completion method. As a result, the Group reversed contracted sales amounts of US$11.5 million in aggregate related to sales contracts of 63 apartments when determining revenue to be recognized under the percentage of completion method in 2017.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

The effect of changes to total estimated contract cost or revenues, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under accounts receivable. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits. As of December 31, 2016 and December 31, 2017, the gross amounts received from customers in excess of revenues recognized were US$605.6 million and US$593.7 million, respectively.

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

For the year ended December 31, 2015, revenue was recognized in the amount of US$0.8 million for the resale of the remaining parcels of the Northern Nevada Land Portfolio and US$0.8 million for the sales of the remaining 1 finished condominium unit located in Irvine, California. For the year ended December 31, 2016, revenue was recognized in the amount of US$152.0 million for the sales of 106 units of Oosten project, located in New York. For the year ended December 31, 2017, revenue was recognized in the amount of US$98.8 million for the sales of 66 units of Oosten project, located in New York.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Accounts receivable are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances become doubtful. As of December 31, 2016 and 2017, there was no allowance for doubtful accounts.

(j)	Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which the Group has business relationships.

Other receivables are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances becomes doubtful. As of December 31, 2017, there was US$7,067,288 allowance for doubtful accounts. (December 31, 2016: nil)

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

Other deposits and prepayments mainly consist of upfront cash payments made to third parties related to the direct negotiation model in acquiring land parcels and prepaid tax.

Other deposits and prepayments are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances become doubtful. There were no impairment losses for any periods presented.

(m)	Advances to suppliers

Advances to suppliers consist of balances paid to contractors and vendors for services and materials that have not been provided or received and generally relate to the development and construction of residential units in the PRC. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if it is doubtful that the services and materials can be provided. As of December 31, 2016 and 2017, there was no allowance provided.

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

Notes payable represents short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the notes. The Group has utilized notes payable to settle amounts owed to suppliers and contractors. The notes payable is non-interest bearing and is normally settled within six months. Notes payable was US$38,652,794 and US$23,708,054 as of December 31, 2016 and 2017, respectively.

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

For the periods presented, the Group did not recognize any impairment for real estate properties held for lease.

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

As a result of the total interest costs capitalized during the period, the interest expense for the years ended December 31, 2015, 2016 and 2017, was as follows:

	2015	2016	2017
	US$	US$	US$
Amortization of issuance cost related to other long term debt	6,554,767	9,371,957	4,384,801
Interest expense related to capital leases	2,617,000	2,055,995	1,705,739
Interest on borrowings	171,035,655	196,243,562	197,410,532

Total interest costs	180,207,422	207,671,514	203,501,072
Total interest costs capitalized	(159,926,006)	(177,814,682)	(137,347,632)

Interest expense, net	20,281,416	29,856,832	66,153,440

(t)	Retirement benefits

Regulations in the PRC require the Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in the PRC, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the years ended December 31, 2015, 2016 and 2017, the level of contribution to these funds for each employee was determined at 45% of their average salary determined by the Social Welfare Bureau. For the year ended December 31, 2017, the Group recorded expense in the amount of US$17,101,606 (2015: US$10,664,576; 2016: US$11,023,291). Employee benefits for the remaining wholly owned subsidiaries were immaterial.

(u)	Distribution of earnings and reserve fund

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from its subsidiaries. The earnings reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries. In accordance with the PRC Company Law, the PRC subsidiaries are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory surplus reserve (the “SSR”) until such reserve reaches 50% of the registered capital of the subsidiaries. Subject to certain restrictions set out in the PRC Company Law, the SSR may be distributed to stockholders in the form of share bonus issues to increase share capital, provided that the remaining balance after the capitalization is not less than 25% of the registered capital before capital increase.

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

Late payment interests and penalties arising from underpayment of income taxes is recognized according to the relevant tax law. The amount of interest expense to be recognized is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with ASC 740-10, Income Tax (“ASC 740-10”) is classified in the consolidated financial statements as interest expense, while penalties recognized in accordance with this interpretation are classified in the consolidated financial statements as other expenses.

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

In accordance with the relevant taxation laws for real estate companies of the provinces in which the subsidiaries operate in the PRC, the local tax authorities levy LAT based on progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures, generally including borrowing costs and relevant property development expenditures. LAT is generally prepaid based on a fixed percentage (varying by local tax jurisdiction) of customer deposits and is expensed when the related revenue is recognized, as explained in Note 2(h).

(x)	Comprehensive income

Comprehensive income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

(y)	Advertising and promotion expenses

Advertising and promotion costs are expensed as incurred, or the first time the activity takes place, in accordance with ASC 720-35, Advertising Costs. For the year ended December 31, 2017, the Group recorded advertising and promotion expenses of US$53,932,462 (2015: US$35,350,419; 2016: US$39,718,114).

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

Capital leases are measured at the commencement of the lease at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term excluding that portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) including any profit thereon. During the lease term, each minimum lease payment is allocated between a reduction of the obligation and interest expense to produce a constant periodic rate of interest on the remaining balance of the obligation (the interest method). A leased asset is amortized in a manner consistent with the Group’s normal depreciation policy for owned assets (Note 6).

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. Certain lease arrangements contain escalation clauses.

For the year ended December 31, 2017, the Group recorded operating lease expenses of US$5,132,393 (2015: US$7,613,448; 2016: US$6,626,414).

(aa)	Property warranty

The Company and its subsidiaries provide customers with warranties which cover major defects of building structure and certain fittings and facilities of properties sold as stipulated in the relevant sales contracts. The warranty period varies from two months to three years, depending on different property components the warranty covers.

The Group regularly estimates potential costs for materials and labor with regards to warranty-type claims expected to be incurred subsequent to the delivery of a property. Reserves are determined based on historical data and trends with respect to similar property types and geographical areas. The Group regularly monitors the warranty reserve and makes adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Group may seek recourse against its contractors or any related third parties if it can be demonstrated they are at fault. In addition, the Group withholds up to 5% of the contract cost from sub-contractors for periods of two to five years. These amounts are included in current liabilities, and are only paid to the extent that there has been no warranty claim against the Group relating to the work performed or materials supplied by the subcontractors. For the periods presented, the Group had not recognized any warranty liability or incurred any warranty costs in excess of the amount retained from subcontractors.

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

On July 12, 2013, the Board of Directors unanimously authorized management to repurchase up to US$60 million of the Company’s shares from the approval date to July 5, 2015. On December 28, 2015, the Board of Directors unanimously authorized management to repurchase up to US$40 million of the Company’s shares from the approval date to the end of 2017. The Board of Directors also agreed to review the Company’s share repurchase program periodically and to adjust the amount authorized for repurchase as necessary. On March 21, 2017, the Board of Directors unanimously authorized management to repurchase up to US$40 million of the Company’s shares from the approval date to the end of 2019. As of December 31, 2017, the Company had a balance of 32,150,572 (2016: 26,668,726) treasury shares amounting to US$67,792,368 (2016: US$53,734,088).

(ad)	Senior Secured Notes

On December 6, 2013, the Company issued notes with an aggregate principal amount of US$200,000,000 due on June 6, 2019 (the “June 2019 Senior Secured Notes”) at a coupon rate of 13% per annum payable semi-annually. Interest is payable on June 6 and December 6 of each year, commencing June 6, 2014. Given that the June 2019 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the June 2019 Senior Secured Notes under the requirements of ASC 815, Derivatives and Hedging (“ASC 815”). The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the June 2019 Senior Secured Notes. The June 2019 Senior Secured Notes were issued at par.

On February 13, 2015, through a consent solicitation to the holders of the June 2019 Senior Secured Notes, the Company amended the indenture governing the June 2019 Senior Secured Notes (the "Indenture") to provide it with additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indenture include changes to: (i) incur additional Indebtedness (as defined in the Indenture) in furtherance of the Company's business plans; (ii) make certain Restricted Payments (as defined in the Indenture) and Permitted Investments (as defined in the Indenture); and (iii) make certain deemed Investments (as defined in the Indenture) without having to satisfy the Fixed Charge Coverage Ratio (as defined in the Indenture) requirement. The amendments also amend (i) the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant in the Indenture to the extent that the Company believes necessary as a result of the amendments to other covenants and (ii) the “Limitation on Asset Sales” covenant in the Indenture to remove the Fixed Charge Coverage Ratio requirement for Asset Dispositions (as defined in the Indenture). The amendments also amended certain related definitions in the Indenture. The Company accounted for the amendments, which did not result in a debt extinguishment pursuant to ASC 470-50, Debt – Modifications and Exchanges (“ASC 470-50”).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

On February 3, 2016, through a consent solicitation to the holders of the June 2019 Secured Notes, the Company amended the Indenture to provide it with additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indenture include: (i) amending the provisions relating to future Subsidiary Guarantors, JV Subsidiary Guarantors and pledged subsidiary Capital Stock (each, as defined in the Indenture); (ii) amending the “Limitation on Indebtedness and Preferred Stock” covenant; (iii) amending the “Limitation on Transactions with Shareholders and Affiliates” covenant and the provisions relating to “Designation of Restricted Subsidiaries and Unrestricted Subsidiaries”; (iv) amending the definition of “Permitted Investment” and the “Limitation on Restricted Payments” covenant; and (v) removing the “Limitation on the Company’s Business Activities” covenant and amend the related definitions and provisions. The amendments also clarify certain other provisions in the Indenture. The Company accounted for the amendments, which did not result in a debt extinguishment pursuant to ASC 470-50.

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

On February 28, 2017, the Company issued notes with an aggregate principal amount of US$300,000,000 due on February 28, 2021 (the “February 2021 Senior Secured Notes”) at a coupon rate of 7.75% per annum payable semi-annually. Interest will be payable on February 28 and August 28 of each year, commencing August 28, 2017. The February 2021 Senior Secured Notes have a four year term maturing on February 28, 2021. Given that the February 2021 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the February 2021 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the February 2021 Senior Secured Notes. The February 2021 Senior Secured Notes were issued at a discount.

On November 22, 2017 and December 1, 2017, the Company issued notes with an aggregate principal amount of US$200,000,000 and US$100,000,000 due on November 22, 2020 (the “November 2020 Senior Secured Notes”) at a coupon rate of 8.875% per annum payable semi-annually. Interest will be payable on November 22 and May 22 of each year, commencing May 22, 2018. The November 2020 Senior Secured Notes have a three year term maturing on November 22, 2020. Given that the November 2020 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the November 2020 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the November 2020 Senior Secured Notes. The November 2020 Senior Secured Notes were issued at a discount.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Onshore corporate bonds

During the periods presented, Xinyuan China issued a series of onshore corporate bonds. Given that each onshore corporate bond individually is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from these onshore corporate bonds under the requirements of ASC 815. The onshore corporate bonds were issued at par.

(ae)	Short-term investments

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

The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320-10. When the Company intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, another-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When the Company does not intend to sell an impaired debt security and it is more-likely-than-not that it will not be required to sell prior to recovery of its amortized cost basis, the Company must determine whether or not it will recover its amortized cost basis. If the Company concludes that it will not, another-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income.

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

(af)	Assets acquisition and business combinations

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

The Company accounted for its acquisitions of Hunan Erli, Ruihao Rongtong, Zhengzhou Hangmei, Hangmei Zhengxing, Hunan Xintian, Xi’an Dingrun, Zhengzhou Kangshengboda, Zhuhai Prince, Henan Renxin and Taicang Pengchi as asset acquisitions, respectively, since the acquired entities had no processes in place to apply to inputs to have the ability to create outputs.

(ag)	Non-controlling interests

A non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income on the consolidated statements of comprehensive income includes the net loss/(income) attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as non-controlling interests in the Group’s consolidated balance sheets. Losses attributable to the Group and the non-controlling interest in a subsidiary may exceed their interests in the subsidiary’s equity. The excess, and any further losses attributable to the Group and the non-controlling interest, shall be attributed to those interests.

(ah)	Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2017 real estate development projects (Suzhou Lake Royal Palace, Zhengzhou Thriving Family, Xingyang Splendid I, Xingyang Splendid II, Changsha Xinyuan Splendid, Zhengzhou Xindo Park, Henan Xin Central I, Zhengzhou Fancy City II(South), Kunshan Xindo Park), which recognized gross profits in 2016, had changes in their estimated gross profit margins. As of December 31, 2017, each of these projects has a percentage of completion at 50.1% or more. As these projects moved closer to completion during 2017, the Company adjusted its prior estimates related to selling prices and development costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share decreased by US$11.1 million (2015: increased US$52.1 million, 2016: increased US$61.2 million), US$8.3 million (2015: increased US$39.1 million, 2016: increased US$45.9 million), US$0.06 per share (2015: increased US$0.27 per share, 2016: increased US$0.34 per share), US$0.06 per share (2015: increased US$0.27 per share, 2016: increased US$0.33 per share), respectively, for the year ended December 31, 2017.

(ai)	Share-based compensation

The Group has adopted ASC 718, Compensation-Stock Compensation, which requires that share-based payment transactions with employees, such as restricted shares or stock options, be measured based on the grant-date fair value of the equity instrument issued and the Company has elected to recognize compensation expense using the straight-line method for all restricted shares and stock options granted with service conditions that have a graded vesting schedule. In addition, the Company recognizes share-based compensation expense net of an estimated forfeiture rate and therefore, only recognizes compensation cost for those shares expected to vest over the service period of the award. The estimation of the forfeiture rate is primarily based on historical experience of employee turnover. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the year of revision, as well as in the following years.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

The Company also has a policy of using authorized shares in the existing pool to satisfy any future exercise of share options and shares repurchased held by a third party trustee to satisfy the RSUs granted under the Company’s 2014 Restricted Stock Unit plan.

For options granted with performance conditions, share-based compensation expense is recognized based on the probable outcome of the performance condition. A performance condition is not taken into consideration in determining fair value of the non-vested shares granted. The fair value of liabilities incurred in share-based payment transactions with employees are remeasured at the end of each reporting period through settlement. Changes in the fair value of a liability incurred under a share-based payment arrangement that occur during the requisite service period are recognized as compensation costs over that period.

(aj)	Segment Reporting

In accordance with ASC 280, Segment Reporting, segment reporting is determined based on how the Group’s chief operating decision maker reviews operating results to make decisions about allocating resources and assessing performance for the Group. According to the management approach, the Group operates in geographical segments. Therefore, each of its individual property developments is a discrete operating segment. The Group has aggregated its segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offering, customers and market and regulatory environment (Note 20).

(ak)	Comparative information

Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation.

(al)	Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers, (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. ASU 2014-09 will be effective for the Company’s fiscal year beginning January 1, 2018 and subsequent interim periods. The Company has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of applying this ASU recognized at the date of initial application.

Subsequent to the issuance of ASU 2014-09, the FASB has issued several ASUs such as ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, and ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients among others. These ASUs will have the same effective date and transition requirements as ASU 2014-09. All guidance is collectively referred to as Accounting Standard Codification (“ASC”) 606.

The Company will adopt ASC 606 on January 1, 2018 using the modified retrospective approach and will apply the adoption only to contracts not completed as of the date of adoption, with no restatement of comparative periods, and a cumulative-effect adjustment to retained earnings recognized as of the date of adoption. As part of the implementation of ASC 606, the Company performed an assessment including identifying revenue streams within the scope of ASC 606, analyzing contracts and reviewing potential changes to its existing revenue recognition accounting policies.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

A significant portion of the Company’s revenue is derived from real estate sales of development properties in the PRC, with revenue currently recognized using the percentage-of-completion (“POC”) method. Under the new standard, to recognize revenue over time similar to the POC method, contractual provisions need to provide the Company with an enforceable right to payment. Historically, the Company’s contracts did not include an enforceable right to payment. Based on the Company's assessment of outstanding contracts as of December 31, 2017, the adoption of ASC 606 is expected to result in cumulative effect adjustment to decrease retained earnings as of January 1, 2018. The Company preliminary expects to recognize a cumulative effect adjustment to decrease retained earnings by a range of US$230 million to US$310 million as of January 1, 2018. For all contracts executed starting from January 1, 2018, the Company modified certain terms to establish an enforceable right to payment for performance completed to date, including a reasonable profit. Under ASC 606, the Company expects to recognize revenue on an “over time” basis prospectively for these new contracts by using cost inputs to measure progress towards the completion of the performance obligation.

For real estate sales of development properties in the U.S., under both the current standard and new standard, revenue will be recognized at a point in time upon meeting relevant revenue recognition criteria, which is generally when title to the property is transferred to the buyer.

For real estate management services, the timing and amount of income remain substantially unchanged as this income will continue to be recognized over time. Specifically, under ASC 606 the Company will recognize revenue related to these activities ratably over the term of the related agreements with customers as the customer simultaneously benefits from the services as they are performed.

For real estate leases, these contracts will be treated as leases for accounting purposes, rather than contracts with customers subject to ASC 606.

In addition, the Company has identified, and is in the process of implementing, appropriate changes to its business processes, systems and controls to support recognition and disclosure under the new standard. The Company will also expand its financial statement disclosures to comply with this new standard, including the disaggregation of revenue, among other requirements.

On January 5, 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The most significant impact on the consolidated financial statements of the Group relates to the recognition and measurement of equity investments at fair value in its consolidated statements of income. The Group has elected to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. The Group will apply the new standard beginning January 1, 2018

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 modifies existing guidance for off-balance sheet treatment of lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating this guidance and the impact to the Company, as both lessor and lessee, on the consolidated financial statements.

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

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. Under the new standard, the selling (transferring) entity is required to recognize a current tax expense or benefit upon transfer of the asset. Similarly, the purchasing (receiving) entity is required to recognize a deferred tax asset or liability, as well as the related deferred tax benefit or expense, upon purchase or receipt of the asset. This pronouncement is effective for reporting periods beginning after December 15, 2017, with early adoption permitted. The Company does not expect that the adoption of this guidance will have a material effect on the consolidated financial statements.

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

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. The Company does not believe this standard will have a material impact on the results of operations or financial condition.

In February 2017, the FASB issued ASU 2017-05, Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets (“ASU 2017-05”). ASU 2017-05 defines an in-substance nonfinancial asset and clarifies guidance related to partial sales of nonfinancial assets. This standard is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The Company does not believe this standard will have a material impact on the results of operations or financial condition.

In May 2017, the FASB issued ASU No. 2017-09, Compensation – Stock Compensation: Scope of Modification Accounting. The guidance clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. Entities will apply the modification accounting guidance if the value, vesting conditions or classification of the award changes. This guidance is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The adoption of this guidance is not expected to have an impact on the Group’s consolidated financial statements or related disclosures unless there are modifications to the Group’s share-based payment awards.

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

The realized gains, and unrealized gains presented in the accompanying statements of comprehensive income are related to trading securities held as of December 31, 2017.

The following summarizes the short-term investments measured at fair value at December 31, 2016 and 2017:

	December 31, 2016
		US$
	Aggregate fair value	Cost	Unrealized gain in profit and loss
Trading securities:
Debt securities	20,601,816	20,599,683	2,133
REITs	15,612,864	15,266,447	346,417
Money market instruments	866,630	864,927	1,703
Equity securities	2,229,285	2,344,204	(114,919)

Total	39,310,595	39,075,261	235,334

	December 31, 2017
		US$
	Aggregate fair value	Cost	Unrealized gain in profit
Trading securities:
Debt securities	888,067	784,946	103,121
REITs	21,239,128	20,044,583	1,194,545
Money market instruments	26,577,133	26,574,990	2,143
Equity securities	9,035,230	8,239,060	796,170

Total	57,739,558	55,643,579	2,095,979

During the year ended December 31, 2017, US$7,873,987 (2016: US$2,505,696) net realized gain and US$2,095,979 (2016: US$235,334) unrealized gain for trading securities are included in earnings.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

4.	Real estate properties development completed and under development

The following summarizes the components of real estate properties development completed and under development at December 31, 2016 and 2017:

	December 31, 2016	December 31, 2017
	US$	US$
Development completed:
Zhengzhou Century East A	2,277,168	2,293,021
Suzhou International City Garden	89,490	441,934
Suzhou Xin City	16,624,117	-
Kunshan International City Garden	867,612	-
Jinan Xinyuan Splendid	2,309,387	4,349,276
Zhengzhou Xin City	15,762,256	15,052,135
Beijing Xindo Park	52,671,437	52,675,024
Suzhou Lake Royal Palace	76,426,976	3,400,095
Xingyang Splendid I	11,344,548	15,528,607
Zhengzhou Thriving Family	9,985,798	16,834,270
Shanghai Yipin Royal Palace	91,307,299	90,003,702
New York Oosten	197,513,164	131,656,360
Chengdu Thriving Family	-	146,791,480
Sanya Yazhou Bay No.1	-	97,350,745
Xi’an Metropolitan	-	127,107,105
Kunshan Royal Palace	-	9,782,983
Jinan Xin Central	-	77,779,716
Changsha Xinyuan Splendid	-	49,346,740

Real estate properties development completed	477,179,252	840,393,193

Under development:
Current:
Xuzhou Colorful City	39,910,908	39,903,835
Kunshan Royal Palace	106,317,899	-
Xingyang Splendid II	65,914,086	49,848,748
Xingyang Splendid III	25,059,220	47,475,624
Xingyang Splendid IV	7,355,332	8,433,926
Zhengzhou Xindo Park	97,287,900	86,116,485
Jinan Royal Palace	267,899,017	227,113,681
Sanya Yazhou Bay No. 1	142,950,465	-
Changsha Xinyuan Splendid	213,231,900	-
Chengdu Thriving Family	265,695,975	-
Jinan Xin Central	120,430,389	-
Zhengzhou Fancy City	67,957,047	43,895,304
Tianjin Spring Royal Palace	90,412,297	68,748,771
Henan Xin Central I	112,073,981	54,380,998
Henan Xin Central II	51,633,387	68,783,659
Zhengzhou Fancy City II(South)	52,819,852	16,036,363
Zhengzhou Fancy City II(North)	36,768,148	52,672,711
Xi’an Metropolitan	228,453,322	-
Kunshan Xindo Park	94,591,527	84,020,974
Zhengzhou International New City I	140,971,898	173,061,962
Zhengzhou International New City II	58,441,356	135,671,000
Beijing Liyuan project	149,726,569	200,296,958
Changsha Mulian Royal Palace	53,014,425	89,289,525
XIN Eco Marine Group Properties Sdn Bhd	9,961,455	11,135,393
Hudson Garden project	64,926,299	84,953,745
Flushing	68,572,237	83,282,854
Changsha Furong Thriving Family	-	59,459,200
Zhengzhou International New City III	-	155,032,340
Zhuhai Prince Project	-	93,205,573
Xi'an Aerospace City Project	-	134,714,398
Kunshan Zhongyu Project	-	137,704,916
Zhengzhou International New City Pending Staging	-	287,388,593
Zhengzhou Hangmei Project	-	42,437,196
Zhengzhou Heizhuzhuang Project	-	337,850,952
Suzhou Yinhewan Project	-	42,061,346
Xi’an Metropolitan II	-	5,543,530

	2,632,376,891	2,920,520,560
Profit recognized	332,294,461	396,756,891
Less: progress billings (Note 13)	(1,245,536,188)	(1,321,276,798)

Total real estate properties under development	1,719,135,164	1,996,000,653

Total real estate properties development completed and under development	2,196,314,416	2,836,393,846

As of December 31, 2017, land use rights included in the real estate properties under development totaled US$1,761,525,629 (December 31, 2016: US$1,231,794,738).

As of December 31, 2017, land use rights with an aggregate net book value of US$908,833,863 (December 31, 2016: US$379,078,976) was pledged as collateral for certain bank loans and other debts.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

5.	Real estate properties held for lease, net

	December 31, 2016	December 31, 2017
	US$	US$
Elementary schools	3,074,648	3,264,185
Basement parking	9,531,080	10,118,622
Kindergartens	8,269,659	9,596,645
Parking facilities	16,969,627	58,460,591
Clubhouses	6,008,447	8,181,616
Shopping mall	130,952,922	211,690,677

Total costs	174,806,383	301,312,336
Accumulated depreciation	(14,932,449)	(23,379,023)

Real estate properties held for lease, net	159,873,934	277,933,313

Depreciation expense for real estate properties held for lease for the year ended December 31, 2017 amounted to US$7,280,421 (2015: US$2,303,340; 2016: US$2,929,277).

As of December 31, 2017, US$48,610,581 of real estate properties held for lease were pledged as collateral for other debts (2016: US$23,696,316).

As of December 31, 2017, minimum future rental income on non-cancellable leases (none of which contains any contingent rental clauses), in the aggregate and for each of the five succeeding fiscal years and thereafter, is as follows:

Year	Amount
US$

2018	9,292,757
2019	9,982,702
2020	9,919,920
2021	9,657,447
2022 and thereafter	70,661,054

Total	109,513,880

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

6.	Property and equipment, net

Property and equipment consisted of the following:

	December 31, 2016	December 31, 2017
	US$	US$
Corporate aircraft (Note 12)	37,095,612	39,382,367
Vehicles	4,748,877	5,210,349
Furniture and fixtures	8,996,395	11,787,191

Total	50,840,884	56,379,907
Accumulated depreciation	(16,750,788)	(23,994,047)

Property and equipment, net	34,090,096	32,385,860

Depreciation expense for property and equipment for the year ended December 31, 2017 amounted to US$5,350,256 (2015: US$4,947,575; 2016: US$5,093,038) which includes amortization expense related to the corporate aircraft capital lease (Note 12) amounting to US$2,613,008 (2015: US$2,713,085; 2016: US$2,461,283).

Accumulated depreciation expense for property and equipment as of December 31, 2017 amounted to US$23,994,047 (2015: US$13,050,220; 2016: US$16,750,788) which includes accumulated amortization expense related to the corporate aircraft capital lease (Note 12) amounting to US$11,375,747 (2015: US$6,104,441; 2016: US$8,175,540).

7.	Long-term investment

As of December 31, 2016 and 2017, the long-term investment consisted of the following:

	Initial Cost	Ownership	December 31, 2016
	US$		US$
Cost method investee
Zhengzhou Lianhe Real Estate Co., Ltd.	241,648	1.85%	241,648
Equity method investee
Shenzhen Zhong An Financial Lease Co., Ltd.	7,639,186	25%	7,555,911

Total			7,797,559

	Initial Cost	Ownership	December 31, 2017
	US$		US$
Cost method investee
Zhengzhou Lianhe Real Estate Co., Ltd.	241,648	1.85%	241,648
Zhengzhou Taike Real Estate Co., Ltd.	738,073	3.75%	738,073
Equity method investee
Shenzhen Qianhai Jingjie City Renewal Investment Partnership (limited partnership)	8,118,800	n/a	8,118,800
Zhengzhou Xinci Health Service Co. Ltd.	1,290,135	60%	1,202,661
Qingdao Huiju Zhihui City Industrial Development Co., Ltd.	413,210,492	49%	412,593,226
Shenzhen Zhong An Financial Lease Co., Ltd.	7,639,186	25%	8,207,136
Chengdu Xinyuan Renju Enterprise management Co., Ltd.	765,205	10%	765,205
Wuhu Penghong Investment Center (Limited Partnership)	30,608,185	n/a	30,608,185
Wuhu Penghua Tenth Investment Center (Limited Partnership)	367,298,216	n/a	367,298,216
Total			829,773,150

On October 21, 2013, the Group acquired a 51% equity interest in Shaanxi Zhongmao. The Group and the other remaining shareholder exercises joint control over Shaanxi Zhongmao. The purpose of the joint venture is to undertake residential property development projects in Xi’an, Shaanxi Province. On February 23, 2016, upon the amendment of the articles of association, the Company obtained control over Shaanxi Zhongmao, which was previously accounted for as equity method investee (Note 8).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

As of December 31, 2016 and 2017, the Group has a 1.85% investment in Zhengzhou Lianhe Real Estate Co., Ltd. The Group does not exercise significant influence over Zhengzhou Lianhe Real Estate Co., Ltd. and therefore, the Group accounts for the investment under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible.

On January 11, 2016, the Group together with two other entities established a joint venture called Shenzhen Zhong An Financial Lease Co., Ltd. (“Shenzhen Zhong An”), in which the Group holds a 25% equity interest. The purpose of the joint venture is to undertake financial lease businesses. For the year ended December 31, 2017, dividend received amounted to US$137,737 (2015: nil; 2016: nil).

On November 3, 2016, the Company together with two third parties established Zhengzhou Xinci Health Service Co., Ltd. (“Zhengzhou Xinci”) to provide health service in Zhengzhou, in which the Company holds a 60% equity interest and injected capital amounted US$1,290,135 in 2017. Based on the articles of association, Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over Zhengzhou Xinci’s operation and financial decisions and accounted for it as an equity method investment.

On January 9, 2017, the Company set up a limited partnership, Shenzhen Qianhai Jingjie City Renewal Investment Partnership (“Shenzhen Qianhai”), with third parties and made a capital injection of US$8,118,800. Shenzhen Qianhai will focus on investment in real estate renewal projects in Shenzhen city. The Company has significant influence over Shenzhen Qianhai operating and financial decisions and accounted for it as an equity method investment.

On January 18, 2017, the Group acquired 51% equity interest in Zhengzhou Hangmei. Zhengzhou Hangmei, a consolidated subsidiary, holds a 3.75% equity interest of Zhengzhou Taike Real Estate Co., Ltd. amounting to US$738,073. The Group does not exercise significant influence over Zhengzhou Taike Real Estate Co., Ltd. and therefore, the Group accounted for the investment under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible.

On April 19, 2017, the Company signed an agreement to acquire up to 70% equity interest of Qingdao Huiji Zhihui City Industrial Development Co., Ltd. (“Qingdao Huiju”), which is developing a real estate project in Qingdao city from Beijing Huiju Technology Industry Development Co., Ltd., a non-affiliated company for a consideration of US$505 million. As of December 31, 2017, US$413,210,492 had been paid in exchange for 49% equity interest that has been transferred to the Company. Based on the articles of association, the Company cannot exercise control of Qingdao Huiju until it acquires the entire 70% equity interest, but has the ability to exercise significant influence over Qingdao Huiju’s operating and financial decisions and accounted for it as an equity method investment.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

On September 4, 2017, the Company with two non-affiliated companies, established a limited partnership, Wuhu Penghong Investment Center (Limited Partnership) (“Wuhu Penghong”), in which the Company and the other two partners each invested US$30.6 million, US$91.8 million and US$3.1 million in cash, respectively. The other two partners hold substantive participating rights whereas the Company only exercises significant influence, and therefore, accounted for its investment in Wuhu Penghong under the equity method. On September 8, 2017, Wuhu Penghong acquired 90.57% equity interest of Guangzhou Huanglong Information Technology Co., Ltd. (“Guangzhou Huanglong”) for a total cash consideration of US$19.7 million.

On December 27, 2017, the Company with a non-affiliated company, established a limited partnership, called Wuhu Penghua Tenth Investment Center (Limited Partnership) (“Wuhu Penghua”), where the Company and the other partner invested US$367.3 million and US$153.0 million in cash, respectively. The other partner holds substantive participating rights whereas the Company only exercises significant influence, and therefore, accounted for its investment in Wuhu Penghua under the equity method. In December 2017, Wuhu Penghua and the Company made capital contributions amounting to US$6.9 million and US$0.8 million, representing a 90% and 10% equity interest in Chengdu Xinyuan Renju Enterprise Management Co., Ltd. (“Chengdu Renju”), respectively. The Company exercises significant influence and accounted for its investment in Chengdu Renju using equity method.

As of December 31, 2017, the Group’s investment in the investees in the aggregate exceeded its proportionate share of the net assets of the equity method investee by nil (December 31, 2016: nil). This difference, if any, represents equity method goodwill and therefore, is not amortized. For the year ended December 31, 2017, the Group recognized investment loss amounting to US$1,710,070 (2015: gain of US$2,234,635; 2016: loss of US$324,612). As of December 31, 2016 and 2017, management noted no indicators of impairment related to these investments.

Summarized financial information of the major equity method investees is presented is as follows:

December 31, 2017
US$
( in thousands)

Current assets	1,239,060
Noncurrent assets	563,759
Current liabilities	561,064
Non-current liabilities	517,004
Gross revenue	12,759
Gross profit	5,621
Loss from continuing operations	(622)
Net loss	(898)

As described above, substantially all of the investees became equity method investees of the Company only during the year ended December 31, 2017. Therefore, the above summarized financial information represents the operating performance and financial position of the investees since they became equity method investees of the Group.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

8.	Acquisition of subsidiaries

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

9.	Short-term bank loans and other debt

Short-term bank loans and other debt represent amounts due to various banks and financial institutions that are due on the dates indicated below. Short-term bank loans and other debt at December 31, 2016 and 2017 consisted of the following:

	December 31,	December 31,
	2016	2017
	US$	US$
Loan from The Bank of East Asia
Due June 2, 2017, at 1.10% plus 3 month LIBOR(2)	34,421,617	-
Due June 1, 2018, at 1.10% plus 3 month LIBOR(2)	-	34,421,617
Due September 27, 2018, at 1.10% plus 3 month LIBOR(3)	-	24,294,636

	34,421,617	58,716,253

Loan from Ping’an Real Estate Co., Ltd.
Due April 20, 2017, at 6.00% per annum(1)	43,246,360	-

Loan from Huarong International Trust Co., Ltd. Limited
Due September 30, 2017, at 8.30% per annum(1)	100,908,174	-
Due August 9, 2018, at 8.50% per annum(4)	-	20,522,788

	100,908,174	20,522,788

Loan from Henan Zhongyuan Microfinance Co., Ltd.
Due July 27, 2018, at 10.00% per annum	-	7,652,046

Loan from Zhongyuan Aviation Leasing Co.,Ltd.
Due November 23, 2018, at 10.00% per annum(5)	-	15,304,092

Loan from Bridge Trust Co., Ltd.
Due May 29, 2018, at 9.50% per annum	-	41,933,213
Due November 29, 2018, at 9.50% per annum	-	45,912,277
		87,845,490
Loan from China Huarong Asset Management Co., Ltd.Shaanxi Branch
Due December 14, 2018, at 11.50% per annum	-	15,304,092

Loan from Kunlun Trust Co., Ltd.
Due December 28, 2018, at 8.20% per annum	-	38,260,231

Uncommitted on-demand revolving facilities from Bank of China International Limited
1.00% plus LIBOR(6)	-	3,935,538
1.00% plus HIBOR(6)	-	217,765
	-	4,153,303

Total short-term bank loans and other debt	178,576,151	247,758,295

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

(1)	These loans were paid in full in 2017.

(2)	The loan contract with the Bank of East Asia was amended to extend the maturity date of the loan. The Company accounted for the amendments, which did not result in a debt extinguishment pursuant to ASC 470-50, Debt – Modifications and Exchanges. Pursuant to the amended loan contract, this loan is denominated in US$ and is secured by restricted cash of US$38,719,354 (December 31, 2016: US$36,471,097).

(3)	Pursuant to the agreements with the Bank of East Asia this short-term debt is denominated in US$ and is secured by restricted cash of US$26,059,808 (December 31, 2016: nil).

(4)	Pursuant to the agreements with Huarong International Trust Co., Ltd, this other short-term debt is secured by the Group’s 100% equity interest of Hunan Xintian.

(5)	Pursuant to the agreements with Zhongyuan Aviation Leasing Co.,Ltd. this other short-term debt is secured by the Group’s 100% equity interest of Zhengzhou Shengdao Real Estate Co., Ltd. and the Zhengzhou Shengdao’s account receivables due from homebuyers amounting to US$17,004,691 (December 31, 2016: nil).

(6)	These represent revolving credit facilities that are unsecured and repayable on demand.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

As of December 31, 2017, except when otherwise indicated the Group’s short-term bank loans and other debt were denominated in RMB and were mainly secured by the Group’s real estate properties under development with net book value of US$318,402 (December 31, 2016: US$27,560,029), land use rights with net book value of US$22,192,013 (December 31, 2016: US$24,975,886), account receivables due from homebuyers amounting to US$17,004,691 (December 31, 2016: nil), the Group’s real estate properties development completed with net book value of US$83,542,622 (December 31, 2016: nil), and the Group’s real estate properties held for lease with net book value of US$ 102,285,772 (December 31, 2016: nil)..

The weighted average interest rate on short-term bank loans and other debt as of December 31, 2017 was 7.67% (December 31, 2016: 6.53%).

10.	Long-term bank loans

Long-term bank loans as of December 31, 2016 and 2017 consisted of the following:

	December 31,	December 31,
	2016	2017
	US$	US$
Loan from ICBC
Due December 26, 2021, at 6.175% per annum (1)	144,154,534	147,938,539
Due December 22, 2021, at 6.175% per annum (1)	-	73,970,800
Due December 30, 2021, at 6.60% per annum (1)	-	68,051,177
	144,154,534	289,960,516
Loan from China Guangfa Bank
Due December 15, 2018, at 4.75% per annum (1)	4,612,945	8,539,683
Due October 20, 2019, at 6.4125% per annum (2)	-	14,691,929
	4,612,945	23,231,612
Loan from Bank of China
Due March 27, 2018, at 5.23% per annum (4)	43,246,360	22,956,138
Due July 6, 2020, at 5.46% per annum (1)	-	22,956,138
	43,246,360	45,912,276

Loan from Bank of Bohai
Due March 14, 2019 at 5.415% per annum (5)	42,525,587	39,025,435

Loan from Bank of Beijing
Due October 31, 2019 at 6.175% per annum (4)	18,740,089	-
Due February 14, 2020 at 4.75% per annum (1)	-	49,374,063

Loan from The Bank of East Asia	18,740,089	49,374,063
Due April 26, 2018, at 1.25% plus 3 month LIBOR (3)	13,250,000	13,250,000
Due June 1, 2018, at 1.25% plus 3 month LIBOR (3)	9,675,655	9,675,655
Due June 5, 2018, at 1.25% plus 3 month LIBOR (3)	10,000,000	10,000,000
Due August 15, 2018, at 1.25% plus 3 month LIBOR (3)	20,000,000	20,000,000
Due August 30, 2018, at 1.10% plus 3 month LIBOR (3)	9,700,000	9,700,000
Due September 19, 2018, at 1.10% plus 3 month LIBOR (3)	2,220,000	2,220,000
	64,845,655	64,845,655

Total	318,125,170	512,349,557
Less: current portion of long-term bank loans	(82,240,161)	(501,330,611)

Total long-term bank loans	235,885,009	11,018,946

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

As of December 31, 2017, the contractual maturities of these loans are as follows:

Year	Amount
US$
2018	96,341,476
2019	53,717,364
2020	72,330,201
2021	289,960,516
2022 and thereafter	-
Less: current portion of long-term bank loans	(501,330,611)

Total: long-term bank loans	11,018,946

(1)	Pursuant to the loan contracts, if the Group achieves an agreed upon sales target from the sales of the underlying real estate properties under development, the Group has an obligation to repay the loan before the maturity date. Therefore, the respective current portions of these loans have been classified as current liabilities as of December 31, 2017.

(2)	Pursuant to the agreements with China Guangfa Bank this long-term bank loan is secured by the Group’s 100% equity interest of Zhengzhou Kangshengboda. According to the repayment schedule, US$3,672,982 will be due within the next 12 months and has been classified as current liabilities as of December 31, 2017.

(3)	Pursuant to the loan contract with The Bank of East Asia, these six loans from The Bank of East Asia, amounting to US$13.3 million, US$9.7 million, US$10.0 million, US$20.0 million, US$9.7 million and US$2.2 million respectively, are denominated in US$ and are secured by restricted cash of US$14,944,446 (December31, 2016: US$13,168,517), US$10,911,818 (December31, 2016:US$9,802,508), US$11,279,116 (December31, 2016: US$10,090,817), US$22,558,232 (December 31, 2016: US$20,498,775), US$10,939,365 (December 31, 2016: US$9,949,546), and US$2,503,750 (December 31, 2016: US$2,277,642), respectively.

(4)	These loans were paid in full or partially repaid in 2017.

(5)	Pursuant to the agreement with Bank of Bohai, the debt is secured by US$1,366,655 restricted cash (December 31, 2016: Nil) and partially repaid in 2017.

As of December 31, 2017, except when otherwise indicated, the Group’s long term bank loans were all denominated in RMB and were mainly secured by the Group’s real estate properties under development with net book value of US$399,622 (December 31, 2016: nil), and land use rights with net book value of US$114,610,709 (December 31, 2016: US$103,643,167).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

The interest rates of these bank loans are adjustable based on the range of 100% to 139% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of December 31, 2017 was 5.43% (December 31, 2016: 5.07%).

11.	Other long-term debt

As of December 31, 2016 and 2017, other long-term debt consisted of the following:

	December 31,	December 31,
	2016	2017
	US$	US$
June 2019 Senior Secured Notes due on June 6, 2019 at 13.00% (1)	187,314,242	-
November 2020 Senior Secured notes due on November 22, 2020 at 8.875%	-	293,742,826
August 2019 Senior Notes due on August 30, 2019 at 8.125%	294,819,248	295,270,134
February 2021 Senior notes due on February 28, 2021 at 7.75%	-	286,865,011
Corporate bonds due on December 28, 2020 at 7.50%	143,484,912	152,661,716
Corporate bonds due on January 27, 2021 at 7.47%	100,618,930	107,005,532
Corporate bonds due on March 14, 2021 at 7.09%	71,860,897	76,420,211
Corporate bonds due on August 15, 2019 at 8.20%	215,084,667	226,122,693
Corporate bonds due on April 7, 2020 at 8.20%	-	172,188,160
Collateralized loan due on June 25, 2017 at 8.50% (1)	43,246,360	-
Collateralized loan due on May 22, 2020 at 8.50% (2)	-	135,992,164
Collateralized loan due on March 31, 2018 at 11.00% (1)	21,623,180	-
Collateralized loan due on November 6, 2018 at 8.20%	23,064,725	6,387,795
Collateralized loan due on January 4, 2019 at 8.20%	-	2,794,660
Collateralized loan due on May 10, 2018 at 7.501%	26,668,589	28,312,572
Collateralized loan due on May 30, 2018 at 9.00% (1)	64,869,540	-
Collateralized loan due on June 19, 2018 at 9.50% (1)	50,454,087	-
Collateralized loan due on July 31, 2021 at 8.00% (3)	46,129,451	48,973,095
Collateralized loan due on August 2, 2021 at 8.00% (4)	5,333,718	5,662,515
Collateralized loan due on September 6, 2019 at 8.50%	-	15,304,092
Collateralized loan due on October 30, 2019 at 9.00%	-	2,479,263
Collateralized loan due on November 2, 2019 at 9.00%	-	28,128,922
Collateralized loan due on November 23, 2024 at 6.90% (1)	43,246,360	40,173,242
Collateralized loan due on March 17, 2020 at 7.37%	-	35,199,412
Collateralized loan due on November 30, 2019 at 9.50% (5)	-	260,169,569

Non-controlling shareholder’s loan due on May 30, 2019 at 8.50% (6)	-	246,778,489
Non-controlling shareholder’s loan due on February 28, 2018 at 10.50% (1)	20,614,098	-
Non-controlling shareholder’s loan due on February 28, 2018 at 8.50% (1)	103,719,187	-
Fortress Credit Co. LLC loan due on June 9, 2017 at 7.25% plus LIBOR (1)	48,457,937	-
Kent EB-5 LLC loan due on January 23, 2020 at 5.95% (7)	10,000,000	10,000,000
Kent EB-5 LLC loan due on April 30, 2020 at 5.95% (7)	5,000,000	5,000,000
Kent EB-5 LLC loan due on June 25, 2020 at 5.95% (7)	5,000,000	5,000,000
Kent EB-5 LLC loan due on August 4, 2020 at 5.95% (7)	5,000,000	5,000,000
Kent EB-5 LLC loan due on August 20, 2020 at 5.95% (7)	5,000,000	5,000,000
Kent EB-5 LLC loan due on October 1, 2020 at 5.95% (7)	10,000,000	10,000,000
Kent EB-5 LLC loan due on November 23, 2020 at 5.95% (7)	10,000,000	10,000,000
Kent EB-5 LLC loan due on March 15, 2021 at 5.95% (7)	9,500,000	9,500,000
Kent EB-5 LLC loan due on September 12, 2021 at 5.95% (7)	500,000	500,000
Ozarks loan due on July 13, 2017 at 4.50% plus 1 month LIBOR (1)	26,636,117	-
Ozarks loan due on March 24, 2020 at 4.50% plus 1 month LIBOR (8)	-	22,283,892
Bank Direct Capital Finance loan due on January 1, 2020 at 4.19% (9)	-	2,801,117

Total principal of other long-term debt	1,597,246,245	2,551,717,082

Less: current portion of other long-term debt	(622,454,921)	(1,146,902,643)

Total other long-term debt	974,791,324	1,404,814,439

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

The August 2019, November 2020 and February 2021 Senior Secured Notes are senior secured pari passu obligations of the Company.

As of December 31, 2017, the contractual maturities of these debts are as follows:

Year	Amount
US$
2018	34,700,367
2019	1,077,047,822
2020	864,869,287
2021	534,926,364
2022 and thereafter	40,173,242
Less: current portion of other long term debt	(1,146,902,643)

Total: Other long-term debt	1,404,814,439

(1)	These loans were paid in full or partially repaid in 2017.

(2)	Pursuant to the agreements with Ping’an Trust Co., Ltd., this other long-term debt is secured by the Group’s equity interest in Qingdao Huiju.

(3)	Pursuant to the entrust loan agreements with CITIC Trust Co.,Ltd., the debt is secured by the Group’s equity interest in Henan Xinyuan Guangsheng and US$15,304,092 restricted cash (December 31, 2016: Nil).

(4)	Pursuant to the entrust loan agreements with CITIC Trust Co.,Ltd., the debt is secured by the Group’s equity interest in Henan Xinyuan Guangsheng.

(5)	Pursuant to the agreements with Ping’an Trust Co., Ltd., the debt is secured by the Group’s 51% equity interest of Henan Renxin.

(6)	Pursuant to the agreements with Ping’an Trust Co., Ltd., which is the non-controlling shareholder of Ruihao Rongtong, this other long-term debt is secured by the Group’s 65% equity interest in Ruihao Rongtong.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

(7)	Pursuant to the agreements with Kent EB-5 LLC, this other long-term debt amounting to US$60 million in total, is denominated in US$ with maturity dates that vary from January 23, 2020 to September 12, 2021.

(8)	Pursuant to the agreements with Bank of Ozarks (“Ozarks”), Hudson 888 Owner LLC has agreed to provide security in the form of mortgages and assignment of leases and rents. In addition, XIN Development Group International Inc., agreed to, jointly and severally, provide a number of guarantees, including carve out guaranty, completion guaranty, repayment guaranty and carry guaranty to Ozarks and its successors in relation to the mortgaged property, liabilities of and/or payments to Ozarks. The other long-term debt is denominated in US$.

(9)	Pursuant to the agreements with Bank Direct Capital Finance, this other long-term debt is denominated in US$ and unsecured, and repayable by month.

As of December 31, 2017, except when otherwise indicated and the Senior Secured Notes, the Group’s other long-term debt was all denominated in RMB and mainly secured by the Group’s real estate properties under development with net book value of nil (December 31, 2016: US$91,648,575), land use rights with net book value of US$772,031,141 (December 31, 2016: US$250,459,922), real estate properties held for lease with net book value of US$48,610,581 (December 31, 2016: US$23,696,316), and real estate properties development completed with net book value of US$70,161,378 (December 31, 2016: US$13,437,413).

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

On July 10, 2017, the Company redeemed the June 2019 Senior Secured Notes for a total redemption amount of US$215,456,000 consisting of the entire outstanding principal balance, interest to the redemption date and debt redemption price amounting to US$200,000,000, US$2,456,000 and US$13,000,000 (equal to the 6.5% of the outstanding principal amount), respectively. The Company recognized loss on extinguishment of debt amounting to US$15,879,702, consisting of both the debt redemption price amounting to US$13,000,000 and unamortized deferred debt issuance costs amounting to US$2,879,702. The Company funded the redemption using the proceeds from the issuance of its February 2021 Senior Secured Notes.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

February 2021 Senior Secured Notes

On February 28, 2017, The Company issued an aggregate principal amount of US$300,000,000 of the February 2021 Senior Secured Notes. The February 2021 Senior Secured Notes bear interest at 7.75% per annum payable semi-annually. Interest will be payable on February 28 and August 28 of each year, commencing August 28, 2017. The February 2021 Senior Secured Notes have a four year term maturing on February 28, 2021.

The effective interest rate of February 2021 Senior Secured Notes is 8.68%.

The February 2021 Senior Secured Notes were issued pursuant to an indenture, dated February 28, 2017, between the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “February 2021 Indenture”). The Company’s obligations under the February 2021 Indenture and the February 2021 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the February 2021 Indenture. The Company’s obligations under the February 2021 Indenture and the February 2021 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd.

At any time prior to February 28, 2021, the Company may at its option redeem the February 2021 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the February 2021 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any February 2021 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such February 2021 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such February 2021 Senior Secured Note, plus all required remaining scheduled interest payments due on such February 2021 Senior Secured Note through the maturity date of the February 2021 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the February 2021 Indenture) plus 100 basis points, over (B) the principal amount of such February 2021 Senior Secured Note on such redemption date.

At any time prior to February 28, 2021, the Company may redeem up to 35% of the aggregate principal amount of the February 2021 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 107.75% of the principal amount of the February 2021 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the February 2021 Senior Secured Notes issued on February 28, 2017 remain outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the February 2021 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the February 2021 Secured Senior Notes.

The February 2021 Indenture, contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the February 2021 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the February 2021 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the February 2021 Indenture) of 2.0 to 1.0.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

November 2020 Senior Secured Notes

On November 22, 2017 and December 1, 2017, the Company issued an aggregate principal amount of US$200,000,000 and US$100,000,000 of the November 2020 Senior Secured Notes, respectively. The November 2020 Senior Secured Notes bear interest at 8.875% per annum payable semi-annually. Interest will be payable on May 22 and November 22 of each year, commencing May 22, 2018. The November 2020 Senior Secured Notes have a three year term maturing on November 22, 2020.

The effective interest rate of November 2020 Senior Secured Notes is 9.95%.

The November 2020 Senior Secured Notes were issued pursuant to an indenture, dated November 22, 2017, between the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “November 2020 Indenture”). The Company’s obligations under the November 2020 Indenture and the November 2020 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the November 2020 Indenture. The Company’s obligations under the November 2020 Indenture and the November 2020 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd.

At any time prior to November 22, 2020, the Company may at its option redeem the November 2020 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the November 2020 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any November 2020 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such November 2020 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such November 2020 Senior Secured Note, plus all required remaining scheduled interest payments due on such November 2020 Senior Secured Note through the maturity date of the November 2020 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the November 2020 Indenture) plus 100 basis points, over (B) the principal amount of such November 2020 Senior Secured Note on such redemption date.

At any time prior to November 22, 2020, the Company may redeem up to 35% of the aggregate principal amount of the November 2020 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 108.875% of the principal amount of the November 2020 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the November 2020 Senior Secured Notes issued on November 22, 2017 remain outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the November 2020 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the November 2020 Secured Senior Notes.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

The November 2020 Indenture, contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the November 2020 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the November 2020 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the November 2020 Indenture) of 2.0 to 1.0.

Onshore Corporate Bonds

On December 28, 2015, Xinyuan China issued the first tranche of the onshore corporate bonds with an aggregate principal amount of RMB1 billion (US$154 million) due on December 28, 2020 (the “First Tranche Bonds”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on December 28 of each year, commencing December 28, 2016.

On January 27, 2016, Xinyuan China issued the second tranche of the onshore corporate bonds with an aggregate principal amount of RMB0.7 billion (US$107 million) due on January 27, 2021 (the “Second Tranche Bonds”) at a coupon rate of 7.47% per annum payable annually. Interest is payable on January 27 of each year, commencing January 27, 2017.

On March 14, 2016, Xinyuan China issued the third tranche of the onshore corporate bonds with an aggregate principal amount of RMB0.5 billion (US$77 million) due on March 14, 2021 (the “Third Tranche Bonds”) at a coupon rate of 7.09% per annum payable annually. Interest is payable on March 14 of each year, commencing March 14, 2017.

The above three tranches of onshore corporate bonds were issued at par. Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan China may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. Upon the third anniversary on December 28, 2017, the first tranche of the onshore corporate bonds have been reclassified to current liabilities.

On August 15, 2016, Xinyuan China issued a new tranche of onshore corporate bonds with an aggregate principal amount of RMB1.5 billion (US$216 million) due on August 15, 2019 (the “New Tranche”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on August 15 of each year, commencing August 15, 2017.

On April 7, 2017, Xinyuan China issued a new second tranche of onshore corporate bonds with an aggregate principal amount of RMB1.13 billion (US$173 million) due on April 7, 2020 (the “2017 Tranche”) at a coupon rate of 8.2% per annum payable annually. Interest is payable on April 7 of each year, commencing April 7, 2018.

Upon the first anniversary of the issuance of the New Tranche and 2017 Tranche, respectively, Xinyuan China may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. Therefore, the entire amount of the New Tranche and 2017 Tranche, respectively, has been classified as current liabilities for the periods presented. On August 15, 2017, Xinyuan China adjusted the annual interest rate of the New Tranche Bonds to 8.2% from 7.5%.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

12.	Capital lease obligations

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

Capital lease obligations are summarized as follows:

	December 31, 2016	December 31, 2017
	US$	US$
Capital lease obligations, net of current maturities
Due to Minsheng	13,518,898	10,764,638
Due to related party - Shenzhen Zhong An	1,496,610	650,706

	15,015,508	11,415,344
Current maturities of capital lease obligations
Due to Minsheng	2,869,663	3,353,698
Due to related party - Shenzhen Zhong An	1,053,731	1,118,688

	3,923,394	4,472,386

Total capital lease obligations	18,938,902	15,887,730

13.	Customer deposits

Advances for real estate properties comprise of sales proceeds received from customers for the pre-sale of residential units in the PRC. Advances for real estate properties are typically funded up to 40% - 80% by mortgage loans made by banks to the customers. The Group holds certain cash balances in restricted cash accounts at the relevant banks (Note 2 (f)). The Group, in turn, has a right to withhold transfer of title to the customer until outstanding amounts are fully settled.

	December 31, 2016	December 31, 2017
	US$	US$
Advances for real estate properties	1,412,304,143	1,683,218,520
Add: (decrease)/ increase in revenue recognized in excess of amounts received from customers	(16,222,702)	76,399,991
Less: recognized as progress billings (Note 4)	(1,245,536,188)	(1,321,276,798)

Customer deposits (Note 2(h),2(n))	150,545,253	438,341,713

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

14.	Income taxes

(a)	Corporate income tax (“CIT”)

Under the current law of the Cayman Islands, the Company is not subject to income tax.

The Company’s PRC subsidiaries are subject to income tax at the statutory rate of 25% in accordance to the PRC corporate income tax laws and regulations. Further, under the same tax laws and regulations, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC dividend withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain jurisdictions.

The Company’s HK subsidiaries are subject to income tax at the statutory rate of 16.5% in accordance to the HK profits tax laws and regulations. The Company did not make any provisions for Hong Kong Profits Tax as there were no assessable profits arising in or derived from Hong Kong for any of the periods presented. Under the Hong Kong tax law, the Company’s HK subsidiaries are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

The Company’s US subsidiaries are subject to income tax at the effective rate of approximately 30% in accordance with US corporate income tax laws and regulations. The change of effective tax rate from prior year is impacted by the Tax Cuts and Jobs Act enacted on December 22, 2017.

The Company’s Malaysian subsidiaries are subject to income tax at the statutory rate of 25% in accordance with Malaysia corporate income tax laws and regulations.

There is no provision for income taxes for the Company’s Malaysian subsidiaries because these subsidiaries were in a cumulative loss positions for all the periods presented.

Income/(loss) before income tax expenses consists of:

	Year ended December 31,
	2015	2016	2017
	US$	US$	US$
PRC	154,833,605	211,620,233	275,898,007
Non PRC	(35,840,702)	(45,909,678)	(82,669,476)

Total	118,992,903	165,710,555	193,228,531

Income tax expenses for the years ended December 31, 2015, 2016 and 2017 are summarized as follows:

	Year ended December 31,
	2015	2016	2017
	US$	US$	US$
Current:
CIT tax expense	48,523,618	70,285,607	103,302,037
Land Appreciation Tax (“LAT”) expense	23,223,407	33,254,340	40,203,748
Deferred tax benefit	(19,235,707)	(17,292,072)	(30,388,659)

Income tax expense	52,511,318	86,247,875	113,117,126

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

The Group’s income tax expense differs from the tax expense computed by applying the PRC statutory CIT rate of 25% for the years ended December 31, 2015, 2016 and 2017, are as follows:

	Year ended December 31,
	2015	2016	2017
	US$	US$	US$
CIT at rate of 25%	29,748,226	41,427,639	48,307,133
Tax effect of non-deductible expenses	2,028,153	7,425,406	3,641,665
Unrecognized tax benefits	(6,354,200)	(1,949,726)	-
LAT expense	23,223,407	33,254,340	40,203,748
CIT benefit of LAT	(5,805,852)	(8,313,585)	(10,050,937)
Changes in valuation allowance	4,274,501	(1,161,335)	3,180,741
International rate differences	6,075,360	17,814,114	10,149,331
Dividend and interest withholding taxes	3,675,156	-	18,877,500
Adjustment of estimated income tax accruals	(4,412,050)	(1,979,380)	(954,552)
Others	58,617	(269,598)	(237,503)

Actual income tax expense	52,511,318	86,247,875	113,117,126

(b)	Unrecognized tax benefit

The following table summarizes the activities related to the Group’s unrecognized tax benefits:

	2015	2016	2017
	US$	US$	US$
Balance at January 1	14,005,004	17,842,283	20,491,988
Additions for tax positions of current year	11,592,738	5,549,004	10,813,497
Movement in current year due to foreign exchange rate fluctuation	(313,640)	(68,926)	2,001
Reductions for tax positions of prior years	(3,669,272)	(880,647)	(76,110)
Lapse of statute of limitations	(3,772,547)	(1,949,726)	-

Balance at December 31	17,842,283	20,491,988	31,231,376

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

The movement in the liability for unrecognized tax benefits of US$5,549,004 in 2016 was due to deemed interest income from subsidiaries of the Company during the year. The movement in the liability for unrecognized tax benefits of US$68,926 was due to the fluctuation of US$/RMB exchange rate, and therefore was recorded as other comprehensive income arising from the foreign currency translation. The remaining change of US$1,949,726 was recognized as a reduction of unrecognized tax benefits mainly due to the expiration of the statute of limitations period, and the amount of US$880,647 was recognized due to the availability for taxation deductions in 2016.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

The current year movement in the liability for unrecognized tax benefits of US$10,813,497 in 2017 was due to deemed interest income from subsidiaries of the Company during the year. The movement in the liability for unrecognized tax losses of US$2,001 was due to the fluctuation of US$/RMB exchange rate, and therefore was recorded as other comprehensive income arising from the foreign currency translation. The remaining change of US$76,110 was recognized due to the availability for taxation deductions in 2017.

As of December 31, 2016 and 2017, unrecognized tax benefits of nil and nil, respectively, if ultimately recognized, will impact the effective tax rate. The Group anticipates new unrecognized tax benefits, related to tax positions similar to those giving rise to its existing unrecognized tax benefits, to originate after December 31, 2017. It is possible that the amount of uncertain tax positions will change in the next twelve months, however, an estimate of the range of the possible outcomes cannot be made at this time.

The PRC income tax returns for fiscal year 2012 through fiscal year 2017 remain open to potential examination. In addition, local tax authorities may exercise broad discretion in applying the tax law, thus potentially exposing the PRC subsidiaries to audits of tax years outside the general statute of limitations.

It is the Group’s continuing practice to recognize late payment interests and penalties related to uncertain tax positions in interest expenses and other expenses, respectively. For the years ended December 31, 2015, 2016 and 2017, no late payment interests and penalties have been recognized under ASC 740-10.

(c)	LAT

LAT is applicable at progressive tax rates ranging from 30% to 60% on the appreciation of land values, with an exemption provided for the sales of ordinary residential properties if the appreciation values do not exceed certain thresholds specified in the relevant tax laws.

For all periods presented, the Group has made provision for LAT with respect to properties sold up to the respective reporting date in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

(d)	Deferred tax

The Group adopted ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes on January 1, 2017, and as a result, the Company reclassified deferred tax assets and liabilities previously presented as current to noncurrent as of December 31, 2016. The tax effects of temporary differences that give rise to the Group’s deferred tax assets and liabilities as of December 31, 2016 and 2017 are as follows:

	December 31, 2016	December 31, 2017
	US$	US$
Deferred tax assets:
Tax loss carried forward	24,163,474	41,367,888
Accruals and provisions	15,756,338	46,491,643
Capitalized expenses	4,667,343	11,992,000
Revenue recognition of real estate lease income on a straight-line basis	9,132,603	11,285,190
Deemed interest income	20,417,879	31,231,375
Valuation allowance	(2,913,798)	(6,706,131)
Others	74,109	12,843

Total deferred tax assets	71,297,948	135,674,808

Deferred tax liabilities:
Revenue recognition based on percentage of completion	(57,670,568)	(76,968,132)
Real estate properties accelerated cost deduction	(794,822)	(1,274,068)
Taxable temporary differences arising from asset acquisitions	(42,703,964)	(107,224,810)
Dividend and interest withholding taxes	(13,500,239)	(32,377,738)
Others	(45,533)	(27,508)

Total deferred tax liabilities	(114,715,126)	(217,872,256)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Certain of the Company’s PRC subsidiaries have PRC tax net operating loss carry forwards of US$153.9 million (2016: US$96.6 million) which will expire in one to five years, if unutilized. Losses incurred in the U.S. amounting to US$9.1 million (2016: US$1.8 million) can be carried forward for 20 years.

During 2016 and 2017, the Company has considered its operational funding needs, future development initiatives and its dividend distribution plan and is permanently reinvesting all but US$482.6 million and US$566.1 million (including US$393.9 million that may be remitted on a tax-free basis that is within the parent company’s control and presently available) of its PRC subsidiaries earnings as at December 31, 2016 and 2017 respectively. Accordingly, the Company accrued deferred income tax liabilities of US$13.5 million and US$21.9 million for the withholding tax liability associated with the distribution of retained earnings that are not permanently reinvested as at December 31, 2016 and 2017, respectively. As of December 2016 and 2017, the total amount of undistributed earnings from the Company’s PRC subsidiaries that are considered to be permanently reinvested were US$407.7 million and US$547.0 million, and the related unrecognized deferred tax liabilities were approximately US$40.8 million and US$54.7 million, respectively. The Company’s remaining subsidiaries do not have retained earnings for all the periods presented.

In assessing the ability to realize the deferred tax assets, the Group has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Accordingly, the Group recorded valuation allowance amounting US$2,913,798 and US$ 6,706,131 as of December 31, 2016 and 2017, respectively.

15.	Share-based compensation

As of December 31, 2017, the Company has three share-based compensation plans under which awards may be granted to both employees and non-employees, namely, the 2007 Long Term Incentive Plan (the “2007 Plan”), 2015 Long Term Incentive Plan (the “2015 Plan”), and 2014 Restricted Stock Unit Plan (the “2014 RSU Plan”). Compensation cost of US$4,894,478 (2015: US$4,904,626, 2016: US$7,828,255) was recorded in general and administrative expenses with a corresponding credit to additional paid-in capital and payroll and welfare payable in the year ended December 31, 2017. The compensation cost is regarded as a permanent difference for income tax purposes as the options were granted by the Company, which is registered in the Cayman Islands, a tax free jurisdiction. Hence, no tax benefit was recognized upon the recognition of compensation cost. The Company has a policy of using authorized shares in the existing pool to satisfy any future exercise of share options and shares repurchased held by a third party trustee to satisfy the RSUs granted under the 2014 RSU Plan.

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

Assumptions

No options were granted during the years ended December 31, 2016 and 2017.

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses the assumptions noted below.

		Options Granted in 2015 Under the 2007 Plan	Options Granted in 2015 Under the 2015 Plan
Average risk-free rate of return	%	1.82-1.92%	1.57-1.92%
Expected term		6 Years	6 Years
Volatility rate	%	46.3-55.2%	55.0-55.9%
Dividend yield	%	5%	5%

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

Share Option Activity

The following table is a summary of the Company’s share option activity under the 2007 Plan (in US$, except options):

Options Under the 2007 Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding, January 1, 2017
7.0 (exercise price)	792,056	7.00	0.83	-
2.975 (exercise price)	180,000	2.975	1.50	-
1.21 (exercise price)	754,000	1.21	3.95	957,580
1.085 (exercise price)	100,000	1.085	4.50	139,500
1.64 (exercise price)	200,000	1.64	5.87	168,000
2.105 (exercise price)	559,124	2.105	6.50	209,672
2.86 (exercise price)	600,000	2.86	6.67	-
1.21 (exercise price)	342,400	1.21	7.50	434,848
1.81(exercise price)	134,000	1.8100	8.85	89,780

Granted	-	-	-	-

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Options Under the 2007 Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Exercised
1.21 (exercise price)	641,262	1.21	-	800,889
2.105 (exercise price)	559,124	2.105	-	258,432
1.21 (exercise price)	303,000	1.21		426,439
1.81 (exercise price)	66,000	1.81	-	79,441

Forfeited
2.86 (exercise price)	600,000	2.86	-	-
7.0 (exercise price)	792,056	7.00	-	-

Outstanding, December 31, 2017

2.975 (exercise price)	180,000	2.975	0.50	77,400
1.21 (exercise price)	112,738	1.21	2.95	247,460
1.085 (exercise price)	100,000	1.085	3.50	232,000
1.64 (exercise price)	200,000	1.64	4.87	353,000
1.21 (exercise price)	39,400	1.21	6.50	86,483
1.81(exercise price)	68,000	1.81	7.85	108,460

Exercisable as at December 31, 2017

2.975 (exercise price)	180,000	2.975	0.50	77,400
1.21 (exercise price)	112,738	1.21	2.95	247,460
1.085 (exercise price)	100,000	1.085	3.50	232,000
1.64 (exercise price)	200,000	1.64	4.87	353,000
1.21 (exercise price)	39,400	1.21	6.50	86,483
1.81 (exercise price)	1,332	1.81	7.85	2,125

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$3.405 per common share as of December 31, 2017 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2017. As of December 31, 2017, there was US$33,919 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees, under the 2007 Plan. The cost is expected to be recognized using a straight-line method over a weighted-average period of 0.85 years. Total fair value of options vested during the year ended December 31, 2015, 2016 and 2017 was US$633,113, and US$362,487, and US$40,703, respectively.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

The following table is a summary of the Company’s share option activity under the 2015 Plan (in US$, except options):

Options Under the 2015 Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding, January 1, 2017
1.71(exercise price)	81,600	1.71	8.58	62,832
1.71(exercise price)	4,791,200	1.71	8.50	3,689,224

Granted	-	-	-	-

Exercised
1.71(exercise price)	1,062,542	1.71	-	1,061,444

Forfeited
1.71 (exercise price)	27,200	1.71	-	-
1.71 (exercise price)	203,736	1.71	-	-

Outstanding, December 31, 2017
1.71(exercise price)	54,400	1.71	7.58	92,208
1.71(exercise price)	3,524,922	1.71	7.50	5,974,743

Exercisable as at December 31, 2017
1.71(exercise price)	54,400	1.71	7.58	92,208
1.71(exercise price)	2,073,920	1.71	7.50	3,515,294

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$3.405 per common share as of December 31, 2017 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2017. As of December 31, 2017, there was US$232,900 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees, under the 2015 Plan. The cost is expected to be recognized using a straight-line method over a weighted-average period of 0.5 years. Total fair value of options vested during the year ended December 31, 2016 and 2017 was US$952,941 and US$769,798, respectively.

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

On July 27, 2017, under the 2014 RSU Plan, the Company deposited US$3,485,952 into the trust. The trustee has not used the funds to acquire any common shares from the open market as of December 31, 2017. The awards vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

The weighted average grant-date fair value of restricted shares granted during the years ended December 31, 2015, 2016 and 2017 was US$1.60, US$2.75 and US$2.68, respectively, which was derived from the fair value of the underlying ordinary shares.

Other awards

On December 29, 2014, Xinyuan International (Hong Kong) Property Investment Inc. (“XYHK”) signed an agreement to acquire a 100% equity interest in XIN Eco Marine Group Properties Sdn Bhd (formerly named as EMG Group Properties Sdn Bhd) (“EMG”) for purpose of acquiring a land reclamation development located in Pekan Klebang, Section II, District of Melaka Tengah, Malaysia.

On the acquisition date, EMG signed an agreement (“Service Agreement”) with one of the selling shareholders, Mr. Alex Teh Chee Teong (“Mr.Teh”), appointing Mr. Teh as a project manager to assist XYHK in supervising and completing the land reclamation development within twenty four months from the reclamation works commencement date. Under the same Service Agreement, EMG granted Mr. Teh an option to purchase 25% of EMG’s equity interest (“Share Option”) in exchange for post-acquisition services subject to the fulfillment of certain performance conditions. The Company with the assistance of an independent valuer determined that the fair value of the Share Option at the acquisition date is US$3,167,000. However, no compensation expense was recorded for the periods presented since such performance conditions were not met.

On March 20, 2017, the Compensation Committee approved a bonus to one senior executive. A portion of the bonus amounting to US$740,223 will be settled by issuance of the Company’s ordinary shares. The remaining portion will be settled in cash. There is no vesting condition associated with the ordinary share award. The Company classified this ordinary share award as a liability and recognized share-based compensation expense amounting to US$740,223 during the year ended 2017.

16.	Other payables and accrued liabilities

The components of other payables and accrued liabilities are as follows:

	December 31, 2016	December 31, 2017
	US$	US$
Contract deposit	81,095,384	89,383,227
Accrued expense	22,325,547	41,715,403
Deed tax and maintenance fund withheld for customers	10,566,064	12,149,522
Bidding deposit	1,959,950	2,983,801
Welfare payable	1,489,242	1,657,567
Other tax payable	7,908,792	8,172,022
Accrued aircraft operating expense	1,251,952	842,663
Accrued interest expense	42,371,395	54,250,778
Others	30,692,839	88,963,349

Total	199,661,165	300,118,332

17.	Related party and employee transactions

(a)	Amounts due from related parties

	December 31, 2016	December 31, 2017
	US$	US$
Current:
Beijing Starry Sky Cinema Co., Ltd. (“Starry Sky”)	17,731,875	5,909,736
Beijing Aijieli Technology Development Co., Ltd.	-	12,889,735
Beijing Ruizhuo Xitou Technology Development Co., Ltd.	-	10,429,990
Beijing Ruizhuo Xichuang Technology Development Co., Ltd.	-	3,576,543
Chengdu Renju	-	35,199,433
Guangzhou Huanglong	-	38,934,992
Qingdao Huiju	-	18,721,643

Total current amounts due from related party	17,731,875	125,662,072

Non current:
Xinzheng Meihang Network Technology Co., Ltd.	-	24,665,944

Total	17,731,875	150,328,016

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

As of December 31, 2016, the balance due from Starry Sky is related to advances for operational needs without any fixed payments terms. This balance was unsecured, bears no interest, and was expected to be repaid in one year. As of December 31, 2017, the Company advanced US$5,869,138 of working capital funds to Starry Sky. Of the amount advanced, US$1,155,459 was in the form of unsecured interest bearing loans, which has no fixed payment terms and bears interest from 7.5% to 10%. Accrued interest amounted to US$40,598 as of December 31, 2017. The remaining advances are unsecured and bear no interest. Starry Sky repaid US$14,941,349 during the year ended December 31, 2017.

During the year ended December 31, 2016, the Group received full reimbursement of US$3.12 million relating to software technical services from Beijing Aijieli Technology Development Co., Ltd. (“Aijieli”). During the year ended December 31, 2016, the Group also made advances to Aijieli for its start-up needs amounting to US$4.35 million, which was repaid in full by Aijieli as of December 31, 2016. As of December 31, 2017, the balance due from Beijing Aijieli Technology Development Co., Ltd., Beijing Ruizhuo Xitou Technology Development Co., Ltd. (“Xitou”) and Beijing Ruizhuo Xichuang Technology Development Co., Ltd. (“Xichuang”) are related to advances for operational needs without any fixed payments terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year. Aijieli, Xitou and Xichuang are companies owned by senior management members of the Company.

As of December 31, 2017, the balance due from Chengdu Renju (Note 7) is related to advances for operational needs without any fixed payments terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

In 2017, the Company advanced US$38,260,231 of working capital funds to Guangzhou Huanglong (Note 7) in the form of an unsecured interest bearing loan with a three months payment term and bears interest at 17.5%. The advance has been repaid back to the Company as of December 31, 2017 with the accrued interest amounted to US$353,375. As of December 31, 2017, there is also a receivable amounting to US$321,386 related to construction services provided to Guangzhou Huanglong.

As of December 31, 2017, the balance due from Qingdao Huiju (Note 7) is related to advances for operational needs without any fixed payments terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

Xinzheng Meihang Network Technology Co., Ltd. (“Meihang”) is the non-controlling shareholder of Zhengzhou Hangmei, one of the Company’s subsidiaries. As of December 31, 2017, the Company advanced US$24,100,060 of working capital funds to Meihang in the form of an unsecured interest bearing loan, which has a three year payment terms, and bears interest at 11.5%. Accrued interest amounted to US$565,884 as of December 31, 2017.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

(b)	Amounts due to related party

	December 31, 2016	December 31, 2017
	US$	US$
Current:
Shenzhen Pingjia Investment Management Co., Ltd.	66,229,724	-
Suzhou Fuchao Enterprise Management Consulting Co., Ltd.	-	23,387,006
Nanjing Gold Pedestal Real Estate Development Co., Ltd.	-	23,388,992
Suzhou Country Garden Real Estate Development Co.,Ltd.	-	23,385,379
Taicang Guangyuan Real Estate Development Co., Ltd.	-	23,387,006
Suzhou Fuyi Enterprise Management Consulting Co., Ltd.	-	7,470,721
Suzhou Guozhan Commercial Plaza Development Co., Ltd.	-	7,470,721
Kunshan Shine Land Group Co., Ltd	-	7,470,721
Shanghai Cifi Enterprise Management Co., Ltd.	-	7,431,209
Shanghai Xinbi Real Estate Development Co., Ltd.	-	3,671,987
Changxing Xinbi Investment Management Partnership (limited partnership)	-	743,121
Foshan Shunde District Gongheng Investment Co., Ltd.	-	371,560

Total current amounts due to related party	66,229,724	128,178,423

Non current:
Xinzheng Meihang Network Technology Co., Ltd.	-	29,917,961

Total	66,229,724	158,096,384

Shenzhen Pingjia Investment Management Co., Ltd. (“Shenzhen Pingjia”) is the non-controlling interest shareholder of Zhengzhou Xinnan, one of the Company’s subsidiaries (Note 24). As of December 31, 2016, Shenzhen Pingjia advanced US$63,572,149 of working capital funds to Zhengzhou Xinnan that is expected to be repaid in one year. Of the amount advanced, US$24,086,781 was in the form of an unsecured interest bearing loan at an annual rate of 12% with no fixed payment term. The accrued interest amounted US$2,657,575 as of December 31, 2016. The remaining advances were unsecured and bore no interest. Shenzhen Pingjia repaid the entire outstanding balance during the year ended December 31, 2017.

On August 1, 2016, the Group entered into a sale and leaseback of shopping mall equipment agreement with Shenzhen Zhong An, which is an equity method investee of the Group (Note 12).

On November 10, 2016, the Group acquired 70% of Xinrock, a dormant company with no operations from a senior management member at nil consideration. The remaining 30% equity interest in Xinrock is held by key management personnel (Note 24).

On September 12, 2017, the Company sold 80% of its equity interest in Suzhou Wanzhuo to four non-affiliated passive investors, Suzhou Fuchao Enterprise Management Consulting Co., Ltd. (“Suzhou Fuchao”), Nanjing Gold Pedestal Real Estate Development Co., Ltd. (“Nanjing Gold Pedestal”), Suzhou Country Garden Real Estate Development Co., Ltd. (“Suzhou Country Garden”) and Taicang Guangyuan Real Estate Development Co., Ltd. (“Taicang Guangyuan”) for an aggregate cash consideration of US$23,687,327. Pursuant to the updated articles of association, the Company still exercises control over the relevant principal activities of Suzhou Wanzhuo and therefore, continues to consolidate it in its financial statements. As of December 31, 2017, Suzhou Fuchao, Nanjing Gold Pedestal, Suzhou Country Garden and Taicang Guangyuan advanced US$92,231,041 of working capital funds in aggregate to Suzhou Wanzhuo in the form of an unsecured interest bearing loan, which has no fixed payment terms, and bears an annual interest at 4.25%. Accrued interest amounted to US$1,317,340 as of December 31, 2017, respectively.

On December 1, 2017, the Company together with seven other non-affiliated companies, Suzhou Fuyi Enterprise Management Consulting Co., Ltd. (“Suzhou Fuyi”), Suzhou Guozhan Commercial Plaza Development Co., Ltd. (“Suzhou Guozhan”), Kunshan Shine Land Group Co., Ltd. (“Kunshan Shine”), Shanghai Cifi Enterprise Management Co., Ltd. (“Shanghai Cifi”), Shanghai Xinbi Real Estate Development Co.,Ltd. (“Shanghai Xinbi”), Changxing Xinbi Investment Management Partnership (limited partnership) (“Changxing Xinbi”), Foshan Shunde District Gongheng Investment Co., Ltd. (“Foshan Shunde”), acquired 100% of Taicang Pengchi for an aggregate cash consideration of US$5,222,594. The Company accounted for the acquisition of Taicang Pengchi as an asset acquisition because the only asset of Taicang Pengchi is the land. Pursuant to the articles of association, the Company exercises control over the relevant significant activities of Taicang Pengchi and therefore, consolidates it in its financial statements. As of December 31, 2017, Suzhou Fuyi, Suzhou Guozhan, Kunshan Shine, Shanghai Cifi, Shanghai Xinbi, Changxing Xinbi, Foshan Shunde advanced US$34,630,042 in aggregate of working capital funds to Taicang Pengchi in the form of an unsecured interest bearing loan, which has no fixed payment terms, and bears interest at the PBOC demand deposit interest rate. The advance was received by the Company close to year end resulting in immaterial accrued interest as of December 31, 2017.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Meihang is the non-controlling shareholder of Zhengzhou Hangmei, one of the Company’s subsidiaries. As of December 31, 2017, Meihang advanced US$28,968,446 of working capital funds to Zhengzhou Hangmei in the form of an unsecured interest (10%) bearing loan with a three year payment term. Accrued interest amounted to US$949,515 as of December 31, 2017.

(c)	Amounts due from employees

	December 31, 2016	December 31, 2017
	US$	US$
Advances to employees	620,462	2,174,302

The balance represents cash advances to employees for traveling expenses and other expenses. The balances are unsecured, bear no interest and have no fixed payment terms.

(d)	Others

On June 28, 2016, the Group sold 6% of its equity interest in Xinyuan Service to key management personnel (Note 24) for US$506,696, which was based on an appraised value by an independent valuer.

On November 10, 2016, the Group sold 21.05% of its equity interest in Shanghai Hexinli (Note 24), a dormant company with no operations to key management personnel for US$337,344, calculated by multiplying the percentage sold with Shanghai Hexinli’s paid-in capital.

On July 31, 2017, the Company sold 1.33% of the equity interest in Kunshan Xinyuan to key management personnel for a total consideration of US$1,256,909. According to the equity transfer agreement, the Company is obligated to repurchase the equity interest back from management. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as a liability.

On June 15, 2017, Xinyuan China, the Group’s related parties, and a third party signed a partnership agreement to form a limited partnership, Beijing Future Xinruifeng Science and Technology Development Center (Limited Partnership) (“Xinruifeng”). The related parties that are partners of Xinruifeng comprise of (i) senior management members; and (ii) Beijing Xinyuan Future Investment Management Co., Ltd. (“Xinyuan Future”), which is also owned by one senior management member of the Company. The third party and the related parties are general partners of Xinruifeng whereas Xinyuan China is a limited partner.

Pursuant to the framework agreement signed in June 2017 by Xinruifeng and Xinyuan China, both parties agreed to invest a total of RMB30 million in Xitou. After the completion of the arrangement, Xinruifeng and Xinyuan China will own 66.67% and 33.33% equity interest of Xitou, respectively. The arrangement will be completed with two steps that form a single transaction designed to achieve an overall commercial effect, 1) Xinyuan China will acquire 100% equity interest of Xitou for nil consideration (“Step one”); and 2) Xinruifeng will inject a capital of RMB20 million and acquire 66.67% equity interest of Xitou, and Xinyuan China will invest RMB10 million and obtain 33.33% of equity interest of Xitou (“Step two”). These two steps are inseparable and the acquisition of Xitou will be completed only after both of these two steps are completed. As of December 31, 2017, Step two is still in process. Considering Step one and Step two were entered into at the same time and in contemplation of one another, the Xitou transaction is not considered completed for accounting purposes.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Pursuant to the framework agreement signed in June 2017 by Beijing Future Xinhujin Science and Technology Development Center (Limited Partnership) (“Xinhujin”), owned by a senior management member of the Company, and Xinyuan China, both parties agreed to invest a total of RMB30 million in Xichuang. After the completion of the arrangement, Xinhujin and Xinyuan China will own 66.67% and 33.33% equity interest of Xichuang, respectively. The arrangement will be completed with two steps that form a single transaction designed to achieve an overall commercial effect, 1) Xinyuan China will acquire 100% equity interest of Xichuang for nil consideration (“Step one”); and 2) Xinhujin will inject capital of RMB20 million to Xichuang and acquire 66.67% equity interest of Xichuang, and Xinyuan China will invest RMB10 million and obtain 33.33% of equity interest of Xichuang (“Step two”). These two steps are inseparable and the acquisition of Xichuang will be completed only after both of these two steps are completed. As of December 31, 2017, the Xichuang transaction has not been completed since Step two is still in process. Considering both Step one and Step two were entered into at the same time and in contemplation of one another, the Xichuang transaction is not considered completed for accounting purposes.

Pursuant to the framework agreement signed in June 2017 by Beijing Future Xinzhihui Science and Technology Development Center (Limited Partnership) (“Xinzhihui”), owned by a senior management member of the Company, and Xinyuan China, both parties agreed to invest a total of RMB40 million in Aijieli. After the completion of the arrangement, Xinzhihui and Xinyuan China will own 75% and 25% equity interest of Aijieli, respectively. The acquisition will be completed with two steps that form a single transaction designed to achieve an overall commercial effect, 1) Xinyuan China will acquire 100% equity interest of Aijieli for nil consideration (“Step one”); and 2) Xinzhihui will inject a capital of RMB30 million and acquire 75% equity interest of Aijieli, and Xinyuan China will invest RMB10 million and obtain 25% of equity interest of Aijieli (“Step two”). These two steps are inseparable and the acquisition of Aijieli will be completed only after both of these two steps are completed. As of December 31, 2017, the Aijieli transaction has not been completed since Step two is still in process. Considering both Step one and Step two were entered into at the same time and in contemplation of one another, the Aijieli transaction is not considered completed for accounting purposes.

On June 24, 2017, Beijing Wanzhong, one of the Company’s subsidiaries, invested US$2,142,573 in the Xin Future No.1 Private Equity Fund. The fund is operated by Beijing Xinyuan Future Investment Management Limited, an investment company controlled by the Company’s key management personnel. Management accounted for this investment at fair value using the net asset value practical expedient and classified the investment as trading securities (Note 3). The Company can redeem its investment on the last trading day of each quarter by providing written notice in advance.

The Company owns 51% and 49% (Note 24) of Beijing Xinju, respectively. On November 10, 2017, the Group transferred 100% equity interest of its wholly-owned subsidiary, Juzhouyun to Beijing Xinju for US$1,530,409, which approximated the carrying amount of Juzhouyun on the transfer date. As the Company did not lose control over Juzhouyun, the Company accounted for this transfer as an equity transaction.

For the year ended December 31, 2017, total directors’ remuneration amounted to US$10,634,720 (2015: US$8,549,672; 2016: US$10,295,641).

All other related party transactions have been disclosed in Notes 1, 8 and 12.

18.	Equity

(i)       As at December 31, 2017, the Company’s authorized share capital was 500 million common shares, par value US$0.0001 per share (December 31, 2016: 500 million common shares).

(ii)       During the year ended December 31, 2017, 5,481,846 common shares were repurchased at a total cost of US$14,058,280.

(iii)       During the year ended December 31, 2017, the Company distributed quarterly dividends of US$0.05 per common share to common shareholders amounting to a total of US$26,090,734.

All other equity transactions have been disclosed in Note 17.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

19.	Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	December 31,
	2015	2016	2017
	US$	US$	US$
Numerator:
Net income attributable to Xinyuan Real Estate Co., Ltd. Shareholders – basic	66,482,107	72,977,548	63,627,551
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders – diluted	66,482,107	72,977,548	63,627,551
Denominator:
Weighted average number of shares outstanding, basic*	142,625,427	133,261,510	128,704,610
Stock options	348,603	1,271,209	1,877,785
Restricted stock units	3,513,919	3,120,310	1,023,474

Weighted average number of shares outstanding-diluted	146,487,949	137,653,029	131,605,869

Basic earnings per share	0.47	0.55	0.49

Diluted earnings per share	0.45	0.53	0.48

*	The restricted shares repurchased by the trustee that are unvested are excluded from the number of shares outstanding for purposes of computing basic earnings per share in accordance with ASC 260. However, these unvested restricted shares are factored into the computation of diluted earnings per share using the treasury stock method.

During the year ended December 31, 2017, 180,000 (2015: 11,878,986; 2016: 2,260,762) stock options were excluded from the calculation of earnings per share because their effect would be anti-dilutive.

20.	Segment reporting

The Group’s long-lived assets and revenue are mainly located in and derived from the PRC. Starting in 2012, a relatively smaller portion of the Group’s long-lived assets and revenue are located in and derived from the United States. The Group considers that each of its individual property developments is a discrete operating segment. The Group has aggregated its segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. The Group’s reportable operating segments are comprised of Henan Province, Shandong Province, Jiangsu Province, Sichuan Province, Beijing, Hainan Province, Hunan Province, Shaanxi Province, Shanghai, Tianjin, Xinjiang and Zhuhai in the PRC; and the United States.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The “other” category relates to investment holdings, property management services, landscaping, engineering and management, real estate sale, purchase and lease activities. The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies”.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

No single customer accounted for more than 10% of net sales for the years ended December 31, 2015, 2016 and 2017.

Summary information by operating segment is as follows:

December 31, 2015	Henan	Shandong	Jiangsu	Sichuan	Beijing	Hainan	Hunan	Shanghai	Tianjin	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	251,681,188	186,222,554	371,469,943	36,372,298	166,775,534	3,534,278	42,191,276	70,058,447	4,631,258	1,530,000	-	1,134,466,776
Real estate lease income	4,484,591	202,892	-	-	-	-	-	-	-	-	1,885,780	6,573,263
Real estate management services income	-	-	-	-	-	-	-	-	-	-	21,611,201	21,611,201
Other revenue	1,396,463	30,659	308,026	80,142	318,271	8,157	2,332	-	1,333	-	(472,625)	1,672,758

Total revenue	257,562,242	186,456,105	371,777,969	36,452,440	167,093,805	3,542,435	42,193,608	70,058,447	4,632,591	1,530,000	23,024,356	1,164,323,998
Cost of real estate sales	(160,197,316)	(149,867,847)	(305,417,991)	(32,313,894)	(118,868,527)	(2,337,677)	(30,095,959)	(62,366,015)	(3,534,525)	(1,243,112)	-	(866,242,863)
Cost of real estate lease income	(2,202,367)	(285,974)	(1,416,157)	-	-	-	-	-	-	-	(51,824)	(3,956,322)
Cost of real estate management services	(18,161)	-	-	-	-	-	-	-	-	-	(19,424,698)	(19,442,859)
Other costs	178,610	(376,070)	(641,646)	(3,615)	(835,555)	(324)	-	-	(8,424)	-	(4,824)	(1,691,848)

Total cost of revenue	(162,239,234)	(150,529,891)	(307,475,794)	(32,317,509)	(119,704,082)	(2,338,001)	(30,095,959)	(62,366,015)	(3,542,949)	(1,243,112)	(19,481,346)	(891,333,892)
Gross profit	95,323,008	35,926,214	64,302,175	4,134,931	47,389,723	1,204,434	12,097,649	7,692,432	1,089,642	286,888	3,543,010	272,990,106
Operating expenses	(51,882,922)	(13,528,548)	(15,826,805)	(3,672,935)	(32,178,776)	(6,617,557)	(5,090,601)	(4,346,174)	(10,002,768)	(4,971,109)	(19,336,890)	(167,455,085)

Operating income/(loss)	43,440,086	22,397,666	48,475,370	461,996	15,210,947	(5,413,123)	7,007,048	3,346,258	(8,913,126)	(4,684,221)	(15,793,880)	105,535,021
Interest income	23,284,854	237,687	442,560	18,752	331,042	3,968	45,592	134,580	2,966	-	1,735	24,503,736
Interest expense	21,612,239	-	-	-	-	-	-	-	-	17,587,083	(59,480,738)	(20,281,416)
Net realized gain on short-term investments	-	-	-	-	-	-	-	-	-	-	603,078	603,078
Share of gain in an equity investee	2,234,635	-	-	-	-	-	-	-	-	-	-	2,234,635
Loss on extinguishment of debt	-	-	-	-	-	-	-	-	-	-	-	-
Exchange gains	403,286	-		-	-	-	-	-	-	-	-	403,286
Unrealized income on short-term investments	-	-	-	-	-	-	-	-	-	-	49,443	49,443
Other income	-	-	-	-	-	4,677,244	-	-	-	2,950	1,264,926	5,945,120

Income/(loss) before income taxes	90,975,100	22,635,353	48,917,930	480,748	15,541,989	(731,911)	7,052,640	3,480,838	(8,910,160)	12,905,812	(73,355,436)	118,992,903
Income tax benefit /(expense)	(16,234,099)	(9,901,175)	(32,061)	(1,344,687)	(13,479,368)	163,491	(5,634,909)	(1,259,900)	1,739,065	2,825,203	(9,352,878)	(52,511,318)

Net income/(loss)	74,741,001	12,734,178	48,885,869	(863,939)	2,062,621	(568,420)	1,417,731	2,220,938	(7,171,095)	15,731,015	(82,708,314)	66,481,585

Depreciation and amortization	5,569,343	400,733	1,542,209	64,082	515,150	208,486	76,304	83,175	3,839	50,985	237,358	8,751,664
Capital expenditure	4,249,718	172,853	31,524	-	33,952,563	127,550	146,074	-	52,401	136,065	256,824	39,125,572
Real estate properties development completed	4,775,131	-	19,301,428	-	-	-	-	-	-	-	-	24,076,559
Real estate properties under development	313,105,983	275,709,393	307,172,930	223,653,822	62,561,492	101,059,710	157,166,855	155,309,860	57,207,564	226,208,448	8,165,744	1,887,321,801
Real estate properties held for lease	42,511,937	4,487,714	23,416,217	-	-	-	-	-	-	-	716,714	71,132,582

Total long-lived assets	221,202,024	6,683,031	27,947,425	9,036,881	6,958,865	553,186	468,620	391,481	751,519	8,659,744	3,266,691	285,919,467
Total assets	1,064,084,941	457,041,948	655,880,819	206,485,216	346,527,256	135,047,439	110,988,357	128,502,762	19,201,186	162,538,391	262,584,869	3,548,883,184

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

December 31, 2016	Henan	Shandong	Jiangsu	Sichuan	Beijing	Hainan	Hunan	Shanghai	Tianjin	Shaanxi	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	368,866,778	169,605,220	349,616,790	76,489,749	23,722,289	12,699,957	105,494,573	100,003,503	39,912,406	126,550,015	152,007,123	-	1,524,968,403
Real estate lease income	3,588,434	172,198	-	-	-	-	-	-	-	284,294	-	1,901,125	5,946,051
Real estate management services income	1,161,150	-	-	-	-	-	-	-	-	-	-	28,861,597	30,022,747
Other revenue	303,521	102,415	471	-	280,007	-	-	-	1,078	-	-	-	687,492

Total revenue	373,919,883	169,879,833	349,617,261	76,489,749	24,002,296	12,699,957	105,494,573	100,003,503	39,913,484	126,834,309	152,007,123	30,762,722	1,561,624,693
Cost of real estate sales	(252,522,117)	(142,763,272)	(273,738,274)	(58,762,806)	(30,743,520)	(8,544,624)	(75,514,694)	(89,067,765)	(22,837,517)	(91,274,052)	(128,803,285)	-	(1,174,571,926)
Cost of real estate lease income	(1,792,349)	(287,832)	(1,328,100)	-	-	-	-	-	-	(225,776)	-	(48,588)	(3,682,645)
Cost of real estate management services	(979,218)	-	-	-	-	-	-	-	-	-	-	(23,302,224)	(24,281,442)
Other costs	(525,052)	(100,695)	(69,971)	-	(404,649)	-	-	-	-	-	-	-	(1,100,367)

Total cost of revenue	(255,818,736)	(143,151,799)	(275,136,345)	(58,762,806)	(31,148,169)	(8,544,624)	(75,514,694)	(89,067,765)	(22,837,517)	(91,499,828)	(128,803,285)	(23,350,812)	(1,203,636,380)
Gross profit	118,101,147	26,728,034	74,480,916	17,726,943	(7,145,873)	4,155,333	29,979,879	10,935,738	17,075,967	35,334,481	23,203,838	7,411,910	357,988,313
Operating expenses	(41,459,159)	(8,682,365)	(12,234,106)	(3,329,524)	(38,841,455)	(4,028,044)	(6,372,468)	(3,120,707)	(16,533,371)	(10,239,653)	(11,002,123)	(22,786,372)	(178,629,347)

Operating income/(loss)	76,641,988	18,045,669	62,246,810	14,397,419	(45,987,328)	127,289	23,607,411	7,815,031	542,596	25,094,828	12,201,715	(15,374,462)	179,358,966
Interest income	18,611,346	974,322	262,675	71,673	246,892	18,809	91,757	83,756	123,642	92,040	-	339,655	20,916,567
Interest expense	(6,312,134)	-	-	-	-	-	-	-	-	-	(3,444,399)	(20,100,299)	(29,856,832)
Net realized gain on short-term investments	1,316,577	-	-	-	(1,742)	-	-	-	-	-	-	1,190,861	2,505,696
Share of (loss)/gain in an equity investee	(688,363)	-	-	-	-	-	-	-	-	-	-	363,751	(324,612)
Loss on extinguishment of debt	-	-	-	-	-	-	-	-	-	-	-	(12,123,750)	(12,123,750)
Exchange gains	461,627	-	-	-	(130,591)	-	-	-	-	-	-	127,923	458,959
Unrealized income on short-term investments	7,862	-	-	-		-	-	-	-	-	-	227,472	235,334
Other income	4,534,357	-	-	-		-	-	-	-	-	2,487	3,383	4,540,227

Income/(loss) before income taxes	94,573,260	19,019,991	62,509,485	14,469,092	(45,872,769)	146,098	23,699,168	7,898,787	666,238	25,186,868	8,759,803	(45,345,466)	165,710,555
Income tax expense	(13,089,933)	(11,666,859)	(28,647,951)	(5,223,645)	15,322,784	(556,388)	(13,925,672)	(3,089,750)	(3,217,994)	(12,955,165)	(8,388,686)	(808,616)	(86,247,875)

Net income/(loss)	81,483,327	7,353,132	33,861,534	9,245,447	(30,549,985)	(410,290)	9,773,496	4,809,037	(2,551,756)	12,231,703	371,117	(46,154,082)	79,462,680

Depreciation and amortization	5,477,178	411,694	1,442,768	61,572	454,728	208,161	82,330	77,851	8,278	106,653	106,407	250,763	8,688,383
Capital expenditure	5,257,710	57,511	19,302	11,035	744,844	28,005	13,599		1,029	8,593	25,770	294,134	6,461,532
Real estate properties development completed	39,369,770	2,309,387	94,008,195	-	52,671,437	-	-	91,307,299	-	-	197,513,164	-	477,179,252
Real estate properties under development	376,001,881	236,984,737	104,989,367	202,565,917	149,726,569	137,338,481	188,578,773	-	13,222,946	166,266,501	133,498,536	9,961,456	1,719,135,164
Real estate properties held for lease	38,584,030	5,604,196	20,648,238	-	-	-	-	-	-	94,413,043	-	624,427	159,873,934

Total long-lived assets	98,501,017	9,339,448	22,056,718	354,311	2,037,512	408,197	241,841	127,856	2,189,185	125,018,000	6,004,446	21,835,309	288,113,840
Total assets	1,371,127,748	370,315,900	354,089,481	222,100,489	283,695,245	207,361,083	276,147,610	109,047,209	97,995,395	356,256,758	409,269,847	162,152,194	4,219,558,959

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

December 31, 2017	Henan	Shandong	Jiangsu	Sichuan	Beijing	Hainan	Hunan	Shanghai	Tianjin	Shaanxi	United States	Xinjiang	Zhuhai	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	886,207,602	252,186,589	284,388,321	79,054,170	540,766	87,304,257	133,499,073	973,450	38,646,991	63,283,292	98,476,295	-	-	-	1,924,560,806
Real estate lease income	3,567,372	183,530	-	-	-	-	6,071	209,186	-	3,832,764	-	-	19,659	914,217	8,732,799
Real estate management services income	1,505,932	-	-	-	-	-	-	-	-	356,429	-	-	-	39,875,958	41,738,319
Other revenue	508,891	52,893	21,184	87,307	-	11,396	118,391	5,046	74	-	307,793	761,502	-	830	1,875,307

Total revenue	891,789,797	252,423,012	284,409,505	79,141,477	540,766	87,315,653	133,623,535	1,187,682	38,647,065	67,472,485	98,784,088	761,502	19,659	40,791,005	1,976,907,231
Cost of real estate sales	(607,656,121)	(204,691,234)	(247,765,242)	(71,332,282)	(363,305)	(55,291,475)	(107,834,718)	(664,093)	(23,602,129)	(46,516,108)	(108,350,506)	-	-	-	(1,474,067,213)
Cost of real estate lease income	(2,170,672)	(348,420)	(3,353,579)	(158,879)	-	-	(174,601)	(332,094)	-	(4,420,100)	-	-	-	(47,777)	(11,006,122)
Cost of real estate management services	(935,942)	-	-	-	-	-	-	-	-	-	-	-	-	(30,710,506)	(31,646,448)
Other costs	(227,081)	(10,706)	(127,375)	-	(51,424)	(3,846)	(95,235)	-	-	-	-	-	(10,342)	(33,226)	(559,235)

Total cost of revenue	(610,989,816)	(205,050,360)	(251,246,196)	(71,491,161)	(414,729)	(55,295,321)	(108,104,554)	(996,187)	(23,602,129)	(50,936,208)	(108,350,506)	-	(10,342)	(30,791,509)	(1,517,279,018)
Gross profit	280,799,981	47,372,652	33,163,309	7,650,316	126,037	32,020,332	25,518,981	191,495	15,044,936	16,536,277	(9,566,418)	761,502	9,317	9,999,496	459,628,213
Operating expenses	(64,061,347)	(10,497,498)	(16,659,076)	(3,772,416)	(44,507,378)	(7,726,269)	(10,099,854)	(747,409)	(6,001,987)	(9,123,653)	(10,597,926)	(8,546,613)	(680,754)	(19,546,278)	(212,568,458)

Operating income/(loss)	216,738,634	36,875,154	16,504,233	3,877,900	(44,381,341)	24,294,063	15,419,127	(555,914)	9,042,949	7,412,624	(20,164,344)	(7,785,111)	(671,437)	(9,546,782)	247,059,755
Interest income	11,355,876	338,069	218,937	100,988	516,950	26,443	320,666	268,325	271,527	69,336	-	366	264	3,371,339	16,859,086
Interest expense	(18,393,523)	(362,759)	(1,829,665)	-	(5,056,962)	-	-	(2,100,301)	(1,214,368)	-	(3,570,310)	-	-	(33,625,552)	(66,153,440)
Net realized gain on short-term investments	3,110,564	-	7,395	-	9,077	-	-	-	-	-	-	-	-	4,746,951	7,873,987
Share of (loss)/gain in an equity investee	(1,062,499)	(974,405)	(2,818)	-	-	-	-	-	-	-	-	-	-	329,652	(1,710,070)
Loss on extinguishment of debt	-	-	-	-	-	-	-	-	-	-	-	-	-	(15,879,702)	(15,879,702)
Exchange gains	(362,736)	-	-	-	-	-	-	-	-	-	-	-	-	1,119,662	756,926
Unrealized income on short-term investments	151,003	-	-	-	-	-	-	-	-	-	-	-	-	1,944,976	2,095,979
Other income	2,326,004	-	-	-		-	-	-	-	-	6	-	-	-	2,326,010
					-
Income/(loss) before income taxes	213,863,323	35,876,059	14,898,082	3,978,888	(48,912,276)	24,320,506	15,739,793	(2,387,890)	8,100,108	7,481,960	(23,734,648)	(7,784,745)	(671,173)	(47,539,456)	193,228,531
Income tax benefit/(expense)	(77,985,230)	(11,359,619)	(6,913,466)	(812,628)	4,065,308	(10,189,683)	(2,560,610)	686,619	(1,713,343)	(840,827)	8,694,642	58,406	145,513	(14,392,208)	(113,117,126)

Net income/(loss)	135,878,093	24,516,440	7,984,616	3,166,260	(44,846,968)	14,130,823	13,179,183	(1,701,271)	6,386,765	6,641,133	(15,040,006)	(7,726,339)	(525,660)	(61,931,664)	80,111,405

Depreciation and amortization	5,597,930	416,607	3,445,463	218,043	767,841	148,453	185,123	68,648	9,836	1,766,074	232,618	-	38	870,852	13,727,526
Capital expenditure	5,756,237	11,636	13,725	22,550	2,960,195	1,361	21,262	-	20,322	9,571	257,643	-	392,779	294,575	9,761,856
Real estate properties development completed	49,708,034	82,128,992	13,625,012	146,791,480	52,675,024	97,350,745	49,346,740	90,003,702	-	127,107,105	131,656,359	-	-	-	840,393,193
Real estate properties under development	937,340,899	78,988,478	217,051,399	-	200,296,958	-	109,107,637	-	40,379,791	140,257,927	168,236,598	-	93,205,573	11,135,393	1,996,000,653
Real estate properties held for lease	53,783,548	5,633,936	38,824,172	23,503,438	-	-	50,422,065	4,578,302	-	100,574,370	-	-	-	613,482	277,933,313

Total long-lived assets	207,599,517	420,656,893	50,598,511	391,437,638	16,714,738	609,466	51,791,292	4,639,263	1,706,170	125,298,084	19,666,135	271,179	125,896	23,107,007	1,314,221,789
Total assets	2,715,305,431	693,368,606	459,080,321	584,350,518	296,118,475	108,984,575	266,196,168	103,055,884	98,249,020	440,219,180	354,473,170	2,124,744	93,723,704	169,184,474	6,384,434,270

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

21.	Commitments and contingencies

Operating lease commitments

The Group leases certain of its office properties under non-cancellable operating lease arrangements. The terms of the leases do not contain rent escalation, or contingent rent, renewal, or purchase options. There are no restrictions placed upon the Group by entering into these leases.

As of December 31, 2017, the Group had the following operating lease obligations falling due in:

Amount
US$
2018	8,077,319
2019	3,551,542
2020	2,541,724
2021	600,001
2022 and thereafter	1,014,391

Total	15,784,977

Capital lease commitments

The Group leases corporate aircraft and equipment under non-cancellable capital lease arrangements. The terms of the lease do not contain contingent rent clauses.

As of December 31, 2017, the Group had the following minimum lease payments (excluding the portion of the payments representing executory costs, including any profit thereon) falling due in:

Amount
US$
2018	6,196,459
2019	5,639,398
2020	5,082,338
2021	2,541,169
2022 and thereafter	-
Total minimum lease payments	19,459,364
Less interest	(3,571,634)

Capital lease obligations	15,887,730
Less current maturities of capital lease obligations	(4,472,386)

Long-term capital lease obligations	11,415,344

Other commitments

As of December 31, 2017, the Group had outstanding commitments with respect to non-cancellable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
2018	278,213,253
2019	59,268,253
2020	19,329,097
2021	24,846
2022 and thereafter	-

Total	356,835,449

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Contingencies

As at December 31, 2017, the Group provided guarantees of US$1,569,802,754 (2016: US$1,672,868,791), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the bank and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the date of grant of the relevant mortgage loan and ends upon issuance of real estate ownership certificate which will generally be available within six to twelve months after the purchaser takes possession of the relevant property. The Group paid US$555,969, US$1,820,324, and US$788,644 to satisfy guarantee obligations related to customer defaults for the years ended December 2015, 2016 and 2017, respectively.

The fair value of the guarantees is not significantly different than the net realizable value of the properties and management considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore no provision has been made for the guarantees.

On May 30, 2014, the Zhengzhou Modern City project developed by Henan Xinyuan, completed the LAT final settlement with the local tax bureau. The Company received a tax clearance certificate, which confirmed that the Company’s accrual under the deemed profit method was adequate and there was no additional tax adjustments assessed by the local tax bureau as of May 30, 2014. Based on the above, management performed a reassessment and concluded that the likelihood of the deemed profit method being overturned is only reasonably possible, and accordingly reversed the LAT liability accrued for the project amounting to US$16.2 million as of December 31, 2014. The Group’s estimate for the reasonably possible contingency related to the Zhengzhou Modern City project amounted to US$16.2 million and nil as of December 31, 2016. The statute of limitation has lapsed as of May 30, 2017 and therefore, there is no related contingency as of December 31, 2017.

In May 2015, XIN Development Management East, LLC (“XDME”) filed an arbitration claim for not less than US$10 million which was subsequently reduced for the purpose of a prior mediation to US$8 million against Wanks Adams Slavin Associates LLP (“WASA”), the design company for the Group’s Oosten project. WASA has asserted a total of approximately US$2 million in counterclaims. XDME believes WASA’s counterclaims are without merit and intends to contest vigorously such claims. At this stage of the proceedings, XDME cannot predict the outcome of this arbitration against XDME, or whether, in whole or in part, may result in a loss, if any. And an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made at this time.

In December 2016, 421 Kent Development LLC (“421 Kent”), the property company for the Group’s Oosten project, terminated its contract with its general contractor. The general contractor and various subcontractors have filed lawsuits against 421 Kent and the Company for approximately US$14.1 million, in aggregate, plus punitive damages. In addition, the general contractor filed mechanic’s liens against 421 Kent and the Company for approximately US$8 million. 421 Kent has answered the claims and believes the contractors’ claims and liens are without merit and intends to contest vigorously such claims. At this stage of the proceedings, 421 Kent cannot predict the outcome of this lawsuit or a judgment against 421 Kent, whether in whole or in part, may result in a loss, if any. An estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made at this time.

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

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a 21.1% appreciation of the RMB against the US$ from July 21, 2005 to December 31, 2017.

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

The Group offers certain homebuyers seller-financing arrangements. All the homebuyers that entered into such arrangements were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via the Group’s management reporting procedures. The Group provides longer payment terms to particular home buyers after applying strict credit requirements based on the Group’s credit policy. As of December 31, 2016 and 2017, there is no concentration of credit risk with respect to receivables and the Group does not have a significant exposure to any individual debtor.

In 2013, PRC banks tightened the conditions on which mortgage loans are extended to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. The Group monitors its homebuyers’ outstanding mortgage loans on an ongoing basis via the Group’s management reporting procedures and took the position that contracts with underlying mortgage loans with processing periods exceeding one year cannot be recognized as revenue under the percentage of completion method (Note 2(h) for further detail). As a result, the Group reversed contracted sales amounts of US$11.5 million in aggregate related to sales contracts of 63 apartments when determining revenue to be recognized under the percentage of completion method in 2017.

In addition, no single customer or supplier accounted for more than 10% of revenue or project expenditures for the years ended December 31, 2015, 2016 and 2017.

23.	Accumulated other comprehensive (loss)/income

During the years ended December 31, 2015, 2016 and 2017, the other comprehensive income/(loss) attributable to non-controlling interest was related to foreign currency translation adjustments amounting to US$1,143 (income), US$638,863 (loss) and US$2,153,979 (income), respectively.

The movement of accumulated other comprehensive income attributable to Xinyuan Real Estate Co., Ltd. is as follows:

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Foreign currency translation adjustments
US$

Balance as of December 31, 2014	104,557,008
Other comprehensive loss	(73,605,171)
Balance as of December 31, 2015	30,951,837
Other comprehensive loss	(65,634,725)
Balance as of December 31, 2016	(34,682,888)
Other comprehensive income	63,908,624
Balance as of December 31, 2017	29,225,736

During the years ended December 31, 2015, 2016, and 2017, the entire unrealized gain associated with the available for sale securities amounting to US$146,929, nil, and nil, respectively, was reclassified from accumulated other comprehensive income to net income as a result of the disposal of available-for-sale securities.

24.	Non-controlling interests

As of December 31, 2016, the non-controlling interests mainly consisted of the following:

	Ownership	December 31, 2016
		US$
Beijing Economy Cooperation Ruifeng Investment Co., Ltd.	10.00%	18,081
Shaanxi Zhongmao	34.02%	(11,271,378)
Zhengzhou Xinnan	49.00%	(3,802,744)
Xinyuan Service	6.00%	(579,986)
Xinrock	30.00%	67,160
Shanghai Hexinli	21.05%	(322,846)

Total		(15,891,713)

As of December 31, 2017, the non-controlling interests consisted of the following:

	Ownership	December 31, 2017
		US$
Beijing Economy Cooperation Ruifeng Investment Co., Ltd.	10.00%	21,941
Shaanxi Zhongmao	34.02%	(15,065,986)
Zhengzhou Xinnan	49.00%	(22,806,392)
Xinyuan Service	6.00%	(1,132,730)
Xinrock	30.00%	251,835
Shanghai Hexinli	21.05%	(342,579)
Zhengzhou Hangmei (Note 1)	49.00%	(3,127,176)
Taicang Pengchi (Note 1, Note 17(b))	83.00%	91,281
Suzhou Wanzhuo (Note 1, Note 17(b))	80.00%	(23,932,541)
Beijing Xinju (Note 1, Note 17(d))	49.00%	1,601,070
Henan Renxin	49.00%	-

Total		(64,441,277)

25.	Subsequent events

On January 19, 2018, Zhengzhou Hangmei Zhengxing Technology Co., Ltd acquired three parcels of land in Zhengzhou, Henan Province for a purchase price of RMB48.4 million, equivalent to US$7.4 million.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

On March 19, 2018, the Company issued senior notes with an aggregate principal amount of US$200,000,000 due March 19, 2020 (the “March 2020 Senior Secured Notes”). The March 2020 Senior Secured Notes bear interest at 9.875% per annum payable semi-annually. Interest will be payable on March 19 and September 19 of each year, commencing September 19, 2018. The March 2020 Senior Secured Notes have a two year term maturing on March 19, 2020.

On March 21, 2018, Xinyuan International (HK) Property Investment Co., Limited acquired a 50% equity stake in Madison Developments Limited (“MDL”), the developer of the Madison Project at Marsh Wall, London E14 9YT (the “Madison Project”), for a total consideration of GBP29.5 million equivalent to US$41.4 million.

On April 2, 2018, Henan Xinyuan Guangsheng Real Estate Co., Ltd. acquired one parcel of land in Zhengzhou, Henan Province for a purchase price of RMB403.3 million, equivalent to US$64.3 million.

26.	Condensed financial information of the Company

The condensed financial statements of Xinyuan Real Estate Co., Ltd. have been prepared in accordance with U.S. GAAP. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$592,660,269 as of December 31, 2017 (2016: US$582,973,296).

Condensed Balance Sheets

	Year ended December 31
	2016	2017
	US$	US$

ASSETS

Current assets
Cash and cash equivalents	36,497,233	15,726,978
Other deposits and prepayments	-	-
Other current assets	1,900,557	46,780
Due from subsidiaries	394,050,421	720,955,318
Due from related parities		561,872

Total current assets	432,448,211	737,290,948

Investments in subsidiaries	1,068,115,589	1,287,013,327

TOTAL ASSETS	1,500,563,800	2,024,304,275

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank loan	34,421,617	58,716,253
PRC income tax payable	13,388	13,388
PRC other tax payable	902,190	902,190
Other payable and accrued liabilities	11,873,498	16,747,632
Current portion of long-term bank loan	-	64,845,655
Payroll and welfare payables	119,167	7,238,573

Total current liabilities	47,329,860	148,463,691

Long term bank loan	64,845,655	-
Other long-term debt	488,127,820	883,268,735

Total liabilities	600,303,335	1,031,732,426

Shareholders’ equity
Common shares, $0.0001 par value:
Authorized-500,000,000 shares, issued and outstanding-129,578,676 shares for 2017 (2016: 131,426,741 shares)	16,051	16,314
Treasury shares	(53,734,088)	(67,792,368)
Additional paid-in capital	538,414,246	543,338,206
Retained earnings	415,564,256	517,009,697

Total shareholders’ equity	900,260,465	992,571,849

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,500,563,800	2,024,304,275

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

Condensed Statements of Comprehensive Income

	Year ended December 31
	2015	2016	2017
	US$	US$	US$
General and administrative expenses	(10,301,067)	(20,081,338)	(13,781,596)

Operating loss	(10,301,067)	(20,081,338)	(13,781,596)
Interest expense	(58,576,635)	(65,092,711)	(65,387,198)
Interest income	3,533	127,852	3,200,520
Loss on extinguishment of debt	-	(12,123,750)	(15,879,702)
Other expenses		40,922	1,114,517
Equity in profit of subsidiaries, net	135,356,276	170,106,573	154,361,010

Income from operations before income taxes	66,482,107	72,977,548	63,627,551
Income taxes	-	-	-

Net income attributable to common shareholders	66,482,107	72,977,548	63,627,551

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	(73,605,171)	(65,634,725)	63,908,624

Comprehensive (loss)/income attributable to shareholders	(7,123,064)	7,342,823	127,536,175

Condensed Statements of Cash Flows

	Year ended December 31
	2015	2016	2017
	US$	US$	US$
Cash flows from operating activities:
Net income	66,482,107	72,977,548	63,627,551
Adjustment to reconcile net income to net cash provided by operating activities:
Equity in profit of subsidiaries, net	(135,356,276)	(170,106,573)	(154,361,010)
Stock based compensation expense	3,326,175	7,085,958	4,266,373
Amortization of deferred charges	2,378,767	7,067,935	4,036,412
Loss on extinguishment of debt	-	12,123,750	15,879,702
Other deposits and prepayments	(615,013)	2,389,045	-
Other current assets	233,446	2,320	(2,214)
Other payable and accrued liabilities	(521,582)	3,679,102	4,874,134
Payroll and welfare payables	-	119,168	2,893,230
Amount due from related parties	-	-	(561,872)
Net cash used in operating activities	(64,072,376)	(64,661,747)	(59,347,694)

Cash flows from financing activities:
Changes in due from a subsidiary	(6,809,170)	181,515,577	(326,904,897)
Proceeds from short-term bank loans	207,805,203	-	24,294,636
Repayments of short-term bank loans	(115,603,302)	(146,208,974)	-
Proceeds from long-term bank loans	-	23,250,000	-
Proceeds from other long-term debts	-	300,000,000	603,179,617
Repayment of other long-term debts	-	(186,164,616)	(201,002,731)
Purchase of treasury shares	(3,349,172)	(29,688,648)	(14,058,280)
Dividends to shareholders	(14,751,704)	(20,545,257)	(26,090,734)
Deferred charges	(3,104,812)	(7,621,208)	(13,952,084)
Purchase of shares under RSU plan	(3,259,998)	(4,003,999)	-
Loss on extinguishment of debt	-	(12,123,750)	(13,000,000)
Proceeds from exercise of stock options	48,400	1,454,020	6,111,912

Net cash provided by financing activities	60,975,445	99,863,145	38,577,439

Net(decrease)/increase in cash and cash equivalents	(3,096,931)	35,201,398	(20,770,255)
Cash and cash equivalents, at the beginning of the year	4,392,766	1,295,835	36,497,233

Cash and cash equivalents, at end of the period	1,295,835	36,497,233	15,726,978

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-
(All amounts stated in US$, except for number of shares data)

(a)	Basis of presentation

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

As of December 31, 2016 and 2017, the Company had US$344,948,542 and US$671,853,439 due from its wholly-owned subsidiaries. These amounts mainly reflect intercompany loans from the Company to Xinyuan Real Estate, Ltd. While intercompany loans have no fixed payments terms, the Company has a legal enforceable right to demand payment at any time, and Xinyuan Real Estate, Ltd. has the ability to repay the outstanding balance on demand.

In 2013, the Company also entered into a separate loan facility agreement with XIN Development Group International Inc. Pursuant to the agreement, the Company will provide a loan facility to XIN Development for the period from July 1, 2013 to January 18, 2018 amounting to US$50,000,000 at 17.5% per annum. As of December 31, 2017, the Company has US$99,289,833 (2016: US$84,455,955) including accrued interest of US$50,187,954 (2016: US$35,354,076), due from XIN Development under this loan facility.

(c)	Commitments

The Company does not have significant commitments or long-term obligations as of the period end presented.