Form 20-F
period 2018-12-31
Xinyuan Real Estate Co., Ltd.
filed 2019-04-29
CIK 1398453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2018.

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

Xuefeng Li

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

None
(Title of Class)

Indicate the number of issued and outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 119,805,636 common shares, par value US$0.0001 per share, as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

At present, there is no uniform standard to categorize the different types and sizes of cities in China. In this annual report, we refer to certain larger and more developed cities as tier I, tier II and tier III cities based on the categorization developed by China Business Network Co., Ltd., a financial media group. Their ranking system relies on commercial data from over 170 brands, customer behavior data from 19 internet companies, as well as big data from relevant statistics institutions.

Facts and statistics in this annual report relating to China, the Chinese economy and the China property development industry are sourced from various publicly available government and official sources, as indicated herein and may include projections based on a number of assumptions. We believe that the sources of this information are appropriate sources for such information. However, we cannot independently verify such information. Further, if one or more of the assumptions underlying the market data turn out to be incorrect, the actual results may differ from the projections based on these assumptions.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2016, 2017 and 2018 and as of December 31, 2017 and 2018. Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. The functional currency of our U.S. subsidiaries is the U.S. dollar. The financial statements of our PRC subsidiaries are translated into U.S. dollars, using published exchange rates in China, based on (i) year-end exchange rates for assets and liabilities and (ii) average yearly exchange rates for revenues and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all.

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

Our common shares are traded on the New York Stock Exchange (the “NYSE”), in the form of ADSs under the symbol “XIN.” Each ADS represents two common shares. The closing price of our ADSs on the NYSE as of April 26, 2019 was US$4.51 per ADS.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or negatives of such expressions. These forward-looking statements include, among others, statements about:

●	our anticipated growth strategies;

●	our future business development, results of operations and financial condition;

●	our expectations with respect to our ability to acquire adequate suitable land use rights for future development; and

●	our belief with respect to market opportunities in, and growth prospects of, our target markets.

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

You should read thoroughly this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance, including the risks outlined under “Item 3. Key Information — D. Risk Factors.” Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

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

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income and other financial data for the years ended December 31, 2016, 2017 and 2018, other than earnings per ADS data, and the consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements which are included elsewhere in this annual report. Our audited consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except for changes in operating subsidiaries, our consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

Our selected consolidated statements of comprehensive income data for the years ended December 31, 2014 and 2015 and our selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements included in prior years’ annual reports.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report

	Years ended December 31,
	2014	2015	2016	2017	2018
	US$	US$	US$	US$	US$
	(in thousands except share, per share and per ADS data)
Consolidated Statements of Comprehensive Income
Total revenue	919,748	1,164,324	1,561,625	1,976,907	2,217,551
Total costs of revenue	(677,582)	(891,334)	(1,203,636)	(1,517,279)	(1,602,073)
Selling and distribution expenses	(39,494)	(52,126)	(58,214)	(75,724)	(83,592)
General and administrative expenses	(105,622)	(115,329)	(120,416)	(136,845)	(156,456)
Operating income	97,050	105,535	179,359	247,059	375,430
Net income	48,496	66,481	79,463	80,111	105,952
Net loss/(income) attributable to non-controlling interest	19	1	(6,485)	(16,483)	(32,917)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	48,515	66,482	72,978	63,628	73,035
Earnings per share
-Basic	0.32	0.47	0.55	0.49	0.57
-Diluted	0.29	0.45	0.53	0.48	0.57
Shares used in computation
-Basic	151,935,765	142,625,427	133,261,510	128,704,610	127,129,478
-Diluted	177,118,235	146,487,949	137,653,029	131,605,868	129,140,830
Earnings per ADS (1)
-Basic	0.64	0.93	1.10	0.99	1.14
-Diluted	0.58	0.91	1.06	0.97	1.14

(1)	Earnings per ADS are calculated based on each ADS representing two common shares.

	Years ended December 31,
	2014	2015	2016	2017	2018
	US$	US$	US$	US$	US$
Cash dividends declared per ADS	0.20	0.20	0.30	0.40	0.40

	Years ended December 31,
	2014	2015	2016	2017	2018
Other Operating Data
Number of projects launched	9	6	4	5	17
Aggregate GFA delivered (1) (m [2] )	374,615	560,232	1,278,492	1,200,222	644,378

(1)	Delivery occurs when we have obtained all the completion acceptance certificates required by the PRC government in respect of the apartment and deliver full access to the apartment, such as the keys, to the buyer.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2014, 2015, 2016, 2017 and 2018:

	As of December 31,
	2014	2015	2016	2017	2018
	US$	US$	US$	US$	US$
	(in thousands except share, per share and per ADS data)
Consolidated Balance Sheet Data (1)
Cash and cash equivalents	140,495	387,528	578,244	894,551	674,142
Restricted cash	368,874	363,137	328,499	566,676	511,875
Deposits for land use rights	299,739	46,199	153,252	103,716	42,254
Real estate property under development (2)	1,714,575	1,887,322	1,719,135	1,996,001	4,068,716
Total current assets	3,070,459	3,262,964	3,931,445	5,070,212	6,691,222
Total assets	3,231,526	3,561,387	4,236,445	6,384,434	8,033,713
Total current liabilities	1,592,633	1,650,883	2,060,609	3,674,819	5,069,869
Long-term bank loans	52,296	13,860	235,885	11,019	720,039
Other long-term debt	576,204	910,008	974,791	1,404,814	1,040,455
Common shares	15,831	15,835	16,051	16,314	16,399
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	960,631	935,970	900,260	992,572	680,370

(1)	Financial information for PRC subsidiaries is first prepared in RMB and then translated into U.S. dollars for assets and liabilities at the year-end exchange rate and, for revenues and expenses at the yearly average exchange rate. The rates used are set forth in the table below. Capital accounts are translated at their historical exchange rates when the transactions occurred.

	As of and for the Year Ended December 31,
	2014	2015	2016	2017	2018
Period-end US$: RMB exchange rate	6.1190	6.4936	6.9370	6.5342	6.8632
Period average US$: RMB exchange rate	6.1424	6.2272	6.6401	6.7547	6.6118

As of April 26, 2019, the US$: RMB exchange rate was 6.7307.

(2)	Includes real estate property under development recorded under current assets and non-current assets.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

We are a holding company that depends on dividend payments from our subsidiaries for funding.

We are a holding company established in the Cayman Islands and operate most of our business and operations through our subsidiaries in China. Our ability to pay dividends to our shareholders and to service our indebtedness outside of China depends significantly upon dividends that we receive from our subsidiaries in China. To the extent our U.S., Malaysia and UK operations continue to grow, we may in the future also depend on dividends from our U.S., Malaysia and UK subsidiaries. If our subsidiaries incur indebtedness or losses, such indebtedness or losses may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness will be restricted. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its statutory capital reserve fund until the cumulative amount of such reserves reaches 50.0% of its respective registered capital and, with the approval of a shareholder meeting or general shareholder meeting, a PRC subsidiary may set aside a certain amount of after-tax profit to its general reserves. As of December 31, 2018, our statutory reserves amounted to US$166.5 million. Our statutory reserves are not distributable as cash dividends. Dividends paid by the PRC subsidiaries may also be subject to PRC withholding tax. In addition, restrictive covenants in bank credit facilities, bonds, other long-term debt agreements, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to make contributions to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Our business requires access to substantial financing. Our failure to obtain adequate financing in a timely manner could severely adversely restrict our ability to complete existing projects, expand our business, or repay our obligations and affect our financial performance and condition.

Our property development business is capital intensive. To date, we have funded our operations primarily through bank borrowings, proceeds from sales and pre-sales of our properties and proceeds from issuance of equity and debt securities. We obtain commercial bank financing for our projects through credit lines extended on a case-by-case basis. Our ability to secure sufficient financing for land use rights acquisition and property development and repayment of our existing onshore and offshore debt obligations depends on a number of factors that are beyond our control, including lenders’ perceptions of our creditworthiness, sufficiency of collateral, if any, market conditions in the capital markets, investors’ perception of our securities, the PRC economy and PRC government regulations that affect the availability and cost of financing for real estate companies or property purchasers.

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

On February 13, 2017, the Asset Management Association of China issued the Administrative Rules for the Filing of Private Equity and Asset Management Plans by Securities and Futures Institutions No. 4 — Investment in Real Estate Developers and Projects by Private Equity and Asset Management Plans (“Rule 4”). Rule 4 provides that the Asset Management Association of China will temporarily suspend accepting any private equity and asset management plan which makes a direct or indirect investment in any ordinary residential property project located in specified cities where the property prices are considered to have risen too fast, including Beijing, Shanghai, Guangzhou, Suzhou, Tianjin, Wuhan, Zhengzhou, Jinan and Chengdu, where the Company operates. In addition, a private equity and asset management plan may not be used to finance any real estate developer, whether in the form of bank entrusted loans, trust plans or transfers of beneficial interests in assets, for the purpose of acquiring land use rights or supplementing working capital.

In the United States, we currently have three development projects in the Brooklyn, Manhattan and Queens boroughs of New York City. Pre-sale proceeds (i.e., deposits and other sales proceeds received before the conveyance of title to the buyer) cannot be used to finance project construction under local laws and regulations applicable to the New York projects, so we are financing their development through internal funds and bank loans, causing us to utilize more of our own funds to undertake larger construction debt obligations and to bear higher borrowing costs.

As of December 31, 2018, our contractual obligations amounted to US$5,283.8 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. Of this amount, US$2,615.1 million was due within one year.

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

If we are unable to manage successfully our expansion into other cities in China, we will not be able to execute our business plan.

A key aspect of our historical business plan has been to expand our residential property development operations into high growth cities in China, from our initial focus on Zhengzhou. We plan to expand into new cities as suitable opportunities arise. The development of real estate projects in other cities will impose significant demands on our management and other operational resources. Moreover, we will face additional competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each city has its unique market conditions, customer requirements and local regulations related to the local real estate industry. If we are unable to successfully develop and sell projects outside of our existing markets, our future growth may be limited and we may not generate adequate returns to cover our investments in these new markets. In addition, if we expand our operations to other cities with higher land prices, our costs may increase, which may lead to a decrease in our profit margin, or impairments resulting from land value decreases.

We are in the early stages of expanding into markets outside of China in which we have limited or no development experience and which may require us to spend significant resources, and there can be no assurance that we will be able to succeed in any such market.

While our primary focus continues to be residential real estate markets in high-growth cities in China, we have begun expanding into other markets on an opportunistic basis. In the US, we currently have a completed project in the Williamsburg neighborhood of Brooklyn, New York (“New York Oosten Project”), an ongoing residential ground-up development project in Manhattan, New York, and an early stage project in the Flushing neighborhood of Queens, New York. Any change in federal income tax laws that increase the effective costs of owning a home would have an adverse effect on the demand for homes in the United States which could negatively affect any properties we may develop in the United States.

In 2014, we acquired 100% of the shares of a Malaysian company, which owns offshore landfill development rights for a total area of 170 acres (approximately 687,966 square meters). As of the end of 2018, around 30 acres of the land has been reclaimed size up the schedule of contract. We anticipate that the entirety of the reclamation work will be completed in the first half of 2020. We have no development experience in Malaysia, nor have we ever engaged in landfill reclamation projects. All of our prior operations have involved real estate development undertaken on raw land, and we cannot assure you that we will be able to complete successfully the required landfill reclamation.

In 2018, we acquired a 50% equity stake in MDL, the developer of the Madison Project, a 0.38 hectare (approximately 0.94 acre) development located adjacent to Canary Wharf, in London, United Kingdom. Given the uncertainties relating to Britain leaving the European Union, the London real estate market is unstable and it is difficult to estimate the impact to real estate business.

Given our limited experience in markets outside of China market, it may be difficult for us to forecast accurately our future revenues and expenses related to existing and future projects in the United States, the UK, or Malaysia. Further, locating appropriate future projects in those and other non-China markets and generating future revenues from such projects may require us to expend significant capital and management resources.

In addition, we may not be able to develop a successful property development business in any given market. Our ability to develop a successful property developments business in any given market will depend on a number of factors including many outside of our control, such as the status of the country's/region's economy in general and in our target markets, consumer confidence levels, unemployment levels, interest rates and the ability of potential purchasers to obtain mortgage financing.

Our business is sensitive to the general economic conditions in the countries, city and specific target markets in which we operate. A severe or prolonged downturn in the global economy generally and particularly in the countries or regions in which we have development projects could materially and adversely affect our revenues and results of operations.

The real estate market is sensitive to general economic conditions, financial conditions, including interest rates, availability of capital, employment rates, and other economic and financial conditions in the local market and the broader region or country as well as global economic conditions. Significant downturns and instability in the global economy or in the country and local markets in which we operate or the perception that they could occur, could depress economic activity and restrict our access to capital. In addition, any such events could negatively affect our customers in one or more markets, including their access to financing or willingness to engage in a major financial transaction, such as purchasing a home. As a result, our business, financial condition and results of operations could be negatively affected and affect our operations.

In our China markets, any slowdown in China’s economic development could lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of homes, and our homebuyers may also defer, reduce or cancel purchases of our units. We have experienced volatilities in demand from time to time in the recent years due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices. To the extent any fluctuations in the Chinese economy significantly affect homebuyers’ demand for our units or change their spending habits, our results of operations may be materially and adversely affected.

The PRC economy also faces challenges in the short to medium term. Continued turbulence in the international markets and prolonged declines in consumer spending, including home purchases, as well as any slowdown of economic growth in China, may adversely affect our liquidity and financial condition.

Our US property developments are sensitive to the general economic conditions in the United States and the condition of the U.S. housing market in particular. The U.S. housing industry is highly cyclical and is significantly affected by changes in industry conditions, as well as in global and local economic conditions, such as changes in employment and income levels, availability of financing for buyers, interest rates, levels of new and existing homes for sale demographic, trends and housing demand. Deterioration in industry conditions in the United States or in broader economic conditions could have additional material adverse effects on our business expansion in the United States and financial results.

There have been significant changes and proposed changes to U.S. trade policies, treaties, tariffs and taxes, including trade policies and tariffs regarding China, which have created significant uncertainty about the future relationship between the United States and China, as well as other countries, including with respect to the trade policies, treaties, government regulations and tariffs that could apply to trade with those countries.

We may be unable to acquire desired development sites at commercially reasonable costs.

Our revenue depends on the completion and sale of our projects, which in turn depends on our ability to acquire development sites. Our land costs are a major component of our cost of real estate sales and increases in such costs could diminish our gross margin. In China, the PRC government controls the supply of land and regulates land sales and transfers in the secondary market. As a result, the policies of the PRC government, including those related to land supply and urban planning, affect our ability to acquire, and our costs of acquiring, land use rights for our projects. In recent years, the PRC government has introduced various measures attempting to moderate investment in the property market in China. Although we believe that these measures are generally targeted at the luxury property market and speculative purchases of land and properties, we cannot assure you that the PRC government will not introduce other measures in the future that would adversely affect our ability to obtain land for development. We currently acquire our development sites primarily by bidding for government land, supplemented in some instances by direct negotiations with local governments prior to land auctions or by acquisition of local developers or by investment in an entity that holds land use rights. Under current regulations, land use rights acquired from government authorities for commercial and residential development purposes must be purchased through a public tender, auction or listing-for-sale. Competition in these bidding processes has resulted in higher land use rights costs for us over the past few years, and we may not successfully obtain desired development sites due to the increasingly intense competition in the bidding processes. Moreover, the supply of potential development sites in any given city will diminish overtime, and we may find it increasingly difficult to identify and acquire attractive development sites at commercially reasonable costs in the future.

We rely on third-party contractors who may not perform at acceptable quality levels or in a timely manner.

Substantially all of our project construction and related work are outsourced to third-party contractors their performance may not meet our level of standards or specifications. Negligence, delay or poor work quality by contractors may result in defects in our buildings or residential units, which could in turn cause us to suffer financial losses, harm our reputation or expose us to third-party claims. If the performance of any third party contractor is not satisfactory or is delayed, we may need to replace such contractor or take other actions to remedy the situation, which could adversely affect the cost and construction progress of our projects, and which could cause the completion of our property developments to be delayed. We work with multiple contractors on different projects and cannot guarantee that we can effectively monitor their work at all times. Although our construction and other contracts contain provisions designed to protect us, we may be unable to successfully enforce these rights and, even if we are able to successfully enforce these rights, the third-party contractors may not have sufficient financial resources to compensate us. Moreover, the contractors may undertake projects from other property developers, engage in risky undertakings or encounter financial or other difficulties, such as supply shortages, labor disputes or work accidents, which may cause delays in the completion of our property projects or increases in our costs. In addition, consistent with what we believe is the customary industry practice in China, our contractors typically do not maintain insurance coverage on our properties under construction.

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

We depend on cash flows from pre-sale of properties as an important source of funding for our property development projects. Under current PRC laws and regulations, property developers must fulfill certain conditions before they can commence pre-sale of the relevant properties and may only use pre-sale proceeds to finance the construction of the specific developments. In addition, a number of cities in which we are operating business, such as Tianjin, Sichuan and Shandong, have established local rules and conditions for the pre-sale permits application, especially for the custody of pre-sale funds. Such local regulatory measures have not materially affected or restricted our operation or our use of pre-sale funds yet. However, we cannot assure you that the PRC national government or the local governmental authorities will not implement further restrictions on the pre-sale of properties, which may affect our cash flow position and force us to seek alternative sources of funding for much of our property development business.

The results of our operations may fluctuate from period to period as we derive our revenue principally from the sale of properties and we rely on our unsold inventory of units.

We derive the majority of our revenue from the sale of properties that we have developed. Our results of operations tend to fluctuate from period to period due to a combination of factors, including the overall schedule of our property development projects, the timing of the sale of properties that we have developed, the size of our land bank, our revenue recognition policies and changes in costs and expenses, such as land acquisition and construction costs. The number of properties that we can develop or complete during any particular period is limited due to the size of our land bank, the substantial capital required for land acquisition and construction, as well as the development periods required before positive cash flows may be generated. For real estate sales contracts for which we have an enforceable right to payment for performance completed to date, revenue is recognized over time by measuring the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the asset. In addition, several properties that we have developed or that are under development are large scale and developed in multiple phases over the course of one to several years. The selling prices of the residential units in larger scale property developments tend to change over time, which may impact our sales proceeds and, accordingly, our revenues for any given period.

The recognition of our real estate revenue and costs is dependent upon our estimation of our total project revenue and costs.

For real estate sales contracts for which we have an enforceable right to payment for performance completed to date, revenue is recognized over time by measuring the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the asset. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies.” Under both methods, revenue and costs are calculated based on an estimation of total project costs and total project revenues, which are revised on a regular basis as the work progresses. Any material deviation between actual and estimated total project revenues and costs may result in an increase, a reduction or an elimination of reported revenues or costs from period to period, which will affect our gross profit and net income.

We face risks related to our back-to-back loans.

With our operations in the U.S. markets and now other non-PRC jurisdictions, we have seen and expect to continue to experience an increasing need of non-RMB financings with respect to project developments and future expansions. We currently satisfy our non-RMB denominated financing requirements through four ways: dividends distributions from our PRC subsidiaries, which are subject to 10% withholding tax payment, back-to-back loan arrangements, high yield bond issuances and construction loan financing from local banks. Under back-to-back loan arrangements, our PRC subsidiaries make deposits denominated in RMB into banks in China as collateral to request the banks in China to issue standby letters denominated in U.S. dollars or other currencies in the same amount as the RMB collateral to their outbound branches, and our project companies outside the PRC enter into loans denominated in U.S. dollars or other currencies with such outbound branches in the same amount specified in such standby letters in accordance with to the Provisions on the Administration of Foreign Exchange for Cross-border Guarantee issued by the State Administration of Foreign Exchange of the People’s Republic of China (the “SAFE”), effective June 1, 2014. SAFE registration requirements apply to overseas back-to-back loan arrangements and the use of proceeds of such loans must comply with certain requirements. Any change in laws or regulations to restrict or forbid back-to-back loan transactions in the future may adversely affect our non-PRC companies’ financing. In addition, we are exposed to exchange rate fluctuation and foreign exchange control risks under the current back-to-back loan model, which may adversely affect our business condition and results of operation.

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

Our outstanding debt securities also contain certain covenants that restrict our ability to take other corporate actions. The indentures governing our Senior Secured Notes contain covenants that, among other things, restrict our ability and our restricted subsidiaries' abilites (as defined in the relevant indenture) to incur additional debt or issue preferred stock, to make certain payments or investments, to pay dividends, to purchase or redeem capital stock, sell assets, or make certain other payments, subject to certain qualifications and exemptions and satisfaction of certain conditions.

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

In addition, our obligations under our Senior Secured Notes are guaranteed by various of our subsidiaries, and the guarantee by our wholly-owned subsidiary, Xinyuan Real Estate, Ltd., or Xinyuan Ltd, which indirectly holds all of our assets and operations in China is secured by a pledge of our shares of the other guarantor subsidiaries subject to limited exceptions. If we default under any of the Senior Secured Notes, the holders thereof may enforce their claims against those shares. In such an event, the holders of the Notes could gain ownership of the shares of Xinyuan Ltd., and, as a result, own and control all of our subsidiaries in China. We conduct substantially all of our operations in China, and if we default under any of the Notes, we could lose control or ownership of our assets and operations in China.

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

We provide guarantees for the mortgage loans of our customers in China which expose us to risks of default by our customers.

We pre-sell properties before actual completion and, in accordance with PRC industry practice, our customers’ mortgage banks require us to guarantee our customers’ mortgage loans. Typically, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total mortgage loan amount until the completion of the registration of the mortgage with the relevant mortgage registration authorities, which generally occurs within six to 12 months after the purchasers take possession of the relevant properties. In line with what we believe to be industry practice, we rely on the credit evaluation conducted by mortgagee banks and do not conduct our own independent credit checks on our customers. The mortgagee banks typically require us to maintain, as restricted cash, up to 10% of the mortgage proceeds paid to us as security for our obligations under such guarantees. If a purchaser defaults on its payment obligations during the term of our guarantee, the mortgagee bank may deduct the delinquent mortgage payment from the security deposit. If the delinquent mortgage payments exceed the security deposit, the banks may require us to pay the excess amount. If multiple purchasers default on their payment obligations, we will be required to make significant payments to the banks to satisfy our guarantee obligations. Factors such as a significant decrease in housing prices, increase in interest rates or the occurrence of natural catastrophes, among others, could result in a purchaser defaulting on its mortgage payment obligations. If we are unable to resell the properties underlying defaulted mortgages on a timely basis or at prices higher than the amounts of our guarantees and related expenses, we will suffer financial losses. We paid US$1,820,324, and US$788,644, and US$1,659,652 to satisfy guarantee obligations related to customer defaults for the years ended December 31, 2016, 2017 and 2018.

As of December 31, 2017 and 2018, our outstanding guarantees in respect of our customers’ mortgage loans amounted to US$1,569.8 million and US$ 1,988.6 million, respectively. If substantial defaults by our customers occur and we are called upon to honor our guarantees, our financial condition, cash flow and results of operations will be materially adversely affected.

Our level of indebtedness could have an adverse effect on our financial condition, diminish our ability to raise additional capital to fund our operations and limit our ability to explore business opportunities.

As of December 31, 2018, the outstanding balance of our total indebtedness amounted to US$ 3,452.1 million. Our level of indebtedness could have an adverse effect on us. For example, it could:

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

The rates of interest payable on our PRC long-term bank loans are adjustable based on the range of 100% to 206.32% of the PBOC benchmark rate, which fluctuates from time to time. As of December 31, 2018, the principal amount of our aggregate outstanding variable rate debt was US$1,033.5 million. A hypothetical 1% increase in annual interest rates would increase our interest expenses by US$10.3 million based on our debt level at December 31, 2018. In connection with our U.S. projects and UK projects, we entering into U.S. dollar and British pound denominated loans, which will subject us to additional interest rate fluctuation risks, including fluctuations of the London Interbank Offered Rate (“LIBOR”).

We are subject to potential environmental liability.

We are subject to a variety of laws and regulations concerning the protection of health and the environment. The particular environmental laws and regulations that apply to any given development site vary significantly according to the site’s location and environmental condition, the present and former uses of the site and the nature of the adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs and can prohibit or severely restrict project development activity in environmentally-sensitive regions or areas. Although the environmental investigations conducted by local PRC environmental authorities have not revealed any environmental liability related to our China projects that we believe would have a material adverse effect on our business, financial condition or results of operations to date, it is possible that these investigations did not reveal all environmental liabilities and that there are material environmental liabilities of which we are unaware. We cannot assure you that future environmental investigations will not reveal material environmental liability. Also, we cannot assure you that the PRC, United States, Malaysian or UK governments will not change the existing laws and regulations or impose additional or stricter laws or regulations, the compliance of which may cause us to incur significant capital expenditure. See “Item 4. Information on the Company — B. Business Overview — Environmental Matters.”

Our business expansion and business diversification requires proper allocation of our management resources and qualified employees.

In recent years, we expanded our operations into the U.S., Malaysia and the UK while also expanding our operations in China. Such expansion, with more diversified business focuses in terms of market regions and types of business, demand proper allocation of our management resources. In addition, our Malaysia acquisition, which involves land reclamation activities in which we have no prior experience and which presents risks we have not previously encountered or dealt with, may require additional skill sets on the part of our management. If our management fails to satisfy these increased demands, we may not be able to carry out our business expansion and project development successfully. In addition, if we are unable to recruit or retain a sufficient number of qualified employees for the continuation and expansion of our business, our business and prospects may be adversely affected.

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

Failure to maintain the security of our information and technology networks, including personally identifiable and customer information and proprietary business information, could significantly adversely affect us.

Security breaches and other disruptions of our information and technology networks could compromise our information and expose us to liability, reputational harm and significant remediation costs, which could cause material harm to our business and financial results. In the ordinary course of our business, we collect and store sensitive data, including our proprietary business information, and information relating to our customers and information of our employees, contractors and vendors, in our on our networks. Despite our security measures, and those of our third-party service providers, our information technology and infrastructure may be vulnerable to attacks by third parties or breached due to employee error, malfeasance or other disruptions. A significant theft, loss, corruption, exposure, fraudulent use or misuse of customer, employee or other personally identifiable or proprietary business data, noncompliance with our contractual or other legal obligations regarding such data could result in significant remediation and other costs, fines, litigation or regulatory actions against us. Such an event could additionally disrupt our operations, harm our relationships with contractors and vendors, damage our reputation, result in the loss of a competitive advantage, which could adversely affect our business, revenues, competitive position and investor confidence. Additionally, we rely on third parties to support our information and technology networks, and as a result have less direct control over our data and information technology systems. Such third parties are also vulnerable to security breaches and compromised security systems, for which we may not be indemnified and which could materially adversely affect us.

Interruption or failure of our information technology, communications systems or data services could impair our ability to operate our business effectively, which could damage our reputation and materially harm our operating results.

Our business requires the continued operation of information technology and communication systems and network infrastructure. Our information technology and communications systems are vulnerable to damage or disruption from fire, power loss, telecommunications failure, system malfunctions, computer viruses, cyber-attacks, natural disasters such as hurricanes, earthquakes and floods, acts of war or terrorism, employee errors or malfeasance, or other events which are beyond our control. We may be a target of cyberattacks and viruses, which could expose us to liability, reputational harm and significant remediation costs and cause material harm to our business and financial results. In addition, the operation and maintenance of our systems and networks is in some cases dependent on third-party service providers for which there is no certainty of uninterrupted availability. Any of these events could cause system interruption, delays and loss, corruption or exposure of critical data or intellectual property and may also disrupt our ability to interact with our customers, contractors and vendors. Further, any such event could result in substantial recovery and remediation costs and liability to customers and third parties.

We may fail to obtain or maintain, or may experience material delays in obtaining, necessary government approvals for any major property development, which will adversely affect our business.

The real estate industry in China is strictly regulated by the PRC government. Property developers in China must abide by various laws and regulations, including implementation rules implemented by local governments to enforce these laws and regulations. Before commencing, and during the course of, development of a property project, we need to apply for or renew various licenses, permits, certificates and approvals, including but not limited to, land use rights certificates, construction site planning permits, construction work planning permits, construction permits, pre-sale permits and completion acceptance certificates. We need to satisfy various requirements to obtain these approval certificates and permits, and to meet specific conditions in order for the government authorities to renew relevant approval certificates and permits. We cannot guarantee that we will not encounter serious delays or difficulties in the future. In the event that we fail to obtain the necessary governmental approvals for any of our major property projects, or a serious delay occurs in the government’s examination and approval process, we may not be able to maintain our development schedule and our business and cash flows may be adversely affected.

Regulations in the United States, Malaysia and the United Kingdom could increase the cost and limit the availability of our project development in these jurisdictions and adversely affect our business or financial results.

As we expand our business in the U.S., Malaysia and UK markets, we will continue to be subject to extensive and complex regulations in these jurisdictions that affect land development and home construction, including zoning, density restrictions, building design and building standards, as well as environmental laws. These regulations often provide broad discretion to the administering governmental authorities as to the conditions we must meet prior to being approved, if approved at all. We are subject to determinations by these authorities as to the adequacy of water and sewage facilities, roads and other local services. New housing developments may also be subject to various assessments for public improvements. The project in Malaysia is at the stage of land reclamation, which is subject to environment impact assessment and conditions imposed thereon by the regulatory bodies. Any of these regulatory issues can limit or delay construction and increase our operating costs. We are also subject to a variety of local, state and/or federal laws and regulations concerning protection of health, safety and the environment. These matters may result in delays, may cause us to incur substantial compliance, remediation, mitigation and other costs or subject us to costs from fines, penalties and related litigation. These laws and regulations can also prohibit or severely restrict development and homebuilding activity in environmentally sensitive areas.

Increases in the price of raw materials or labor costs may increase our cost of sales and reduce our earnings.

We outsource the design and construction of our projects under development to third-party service providers. Our third-party contractors are responsible for providing labor and procuring almost all of the raw materials used in our project developments. Our PRC construction contracts typically provide for fixed or capped payments, but the payments are subject to changes in PRC government-suggested prices for certain raw materials we use, such as steel and cement. In addition, China’s overall economy and the average wage in China have increased in recent years and are expected to grow in the near future. The average wage level for the employees has also increased for the past periods. Any increase in raw materials costs, labor costs or other costs which may result in adjustments in payments under any of our construction contracts could result in an increase in our construction costs. In the event that the price of any raw materials, including cement, concrete blocks and bricks, or labor cost increase in the future, such increase could be passed on to us by our contractors, and our construction costs would increase accordingly. Passing such increased costs to our customers may result in reduced sales and delay our ability to complete sales for our projects. Any input cost increase could reduce our earnings to the extent we are unable to pass these increased costs to our customers.

Retail and commercial investment properties and properties held for sale are generally illiquid investments and the lack of alternative uses of such properties could limit our ability to respond to changes in the performance of our properties.

As of December 31, 2018, we had approximately 86,951, 116,288, 12,187, 18,936 and 3,904 square meters of retail investment properties in Zhengzhou, Xi’an, Changsha Chengdu and Kunshan, in China, respectively. As of December 31, 2018, we also have three projects under construction at which we plan to develop commercial property for lease with a planned GFA of approximately 199,855 square meters. We anticipate that we may prudently and gradually increase our retail and commercial investment properties as appropriate opportunities arise in the future. Any form of real estate investment is difficult to liquidate and, as a result, our ability to sell our properties in response to changing economic, financial and investment conditions is limited. In addition, we may also need to incur operating and capital expenditures to manage and maintain our properties, or to correct defects or make improvements to these properties before selling them. We cannot assure you that we can obtain financing at a reasonable cost for such expenditures, or at all.

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

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex, including the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009, and the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, or the Security Review Rules issued by the Ministry of Commerce of the People’s Republic of China (the “MOFCOM”) in August 2011. These laws and regulations impose requirements in some instances that MOFCOM must be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law of PRC requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by MOFCOM. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that MOFCOM or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to do so, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China.

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

We do not maintain insurance policies for properties that we have delivered to our customers, and we maintain only limited insurance coverage against potential losses or damages with respect to our properties in the PRC before their delivery to customers. Although we require our contractors to carry insurance, we believe most of our contractors do not comply with this requirement. Our contractors may not be sufficiently insured themselves or have the financial ability to absorb any losses that arise with respect to our projects or pay our claims. In addition, there are certain types of losses, such as losses due to earthquakes, which are currently uninsurable in China. While we believe that our practice is in line with the general practice in the PRC property development industry, there may be instances when we will have to internalize losses, damages and liabilities because of the lack of insurance coverage, which may in turn adversely affect our financial condition and results of operations. In addition, while we carry limited insurance on our operations in the United States, Malaysia and the UK, such insurance may not be adequate to compensate us for any losses, damages and liabilities we might incur with regard to our properties.

We may suffer a penalty or even forfeit land to the PRC government if we fail to comply with procedural requirements applicable to land grants from the government or the terms of the land use rights grant contracts.

According to the relevant PRC laws and regulations, if we fail to develop a property project according to the terms of the land use rights grant contract, including those relating to the payment of land premiums, specified use of the land and the time for commencement and completion of the property development, the PRC government may issue a warning, may impose a penalty or may order us to forfeit the land. Specifically, under current PRC laws and regulations, if we fail to pay land premiums in accordance with the payment schedule set forth in the relevant land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us, impose late payment penalties or even require us to forfeit the related land to the PRC government. The late payment penalties are usually calculated based on the overdue days for the land premium payments.. Furthermore, if we fail to commence development within one year after the commencement date stipulated in the land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us and impose an idle land fee on the land of up to 20% of the land premium. If we fail to commence development within two years, the land will be subject to forfeiture to the PRC government, unless the delay in development is caused by government actions or force majeure. Even if the commencement of the land development is compliant with the land use rights grant contract, if the developed GFA on the land is less than one-third of the total GFA of the project that should have been under construction and development or the total capital invested is less than one-fourth of the total investment of the project and the suspension of the development of the land continues for more than one year without government approval, the land will also be treated as idle land and be subject to penalty or forfeiture

We cannot assure you that circumstances leading to significant delays in our own land premium payments or development schedules or forfeiture of land will not arise in the future. If we pay a substantial penalty, we may not be able to meet pre-set investment targeted returns for a given project and our financial conditions could be adversely affected. If we forfeit land, we will not only lose the opportunity to develop the property projects on such land, but may also lose a significant portion of the investment in such land, including land premium deposits and the development costs incurred.

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

We have obtained completion acceptance certificates for all of our completed properties as of December 31, 2018. However, we cannot be certain that local government authorities will not determine that the total constructed GFA upon completion of our existing projects under development or any future property developments exceed the relevant authorized GFA. Any such non-compliance could lead to additional payments or penalty, which would adversely affect our financial condition. We have not incurred material amounts of any such payments or penalties since the founding of our company.

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

The PRC Corporate Income Tax Law, or the CIT Law became effective as of January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, and the Implementation for the CIT Law issued by the PRC State Council became effective as of January 1, 2008. The CIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the Implementation for the CIT Law. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our PRC subsidiaries. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered a “non-resident enterprise” under the CIT Law. If we are required under the CIT Law to pay income tax for any dividends we receive from our PRC subsidiaries, it will materially and adversely affect the amount of dividends received by us from our PRC subsidiaries.

We may be deemed a PRC resident enterprise under the CIT Law and be subject to the PRC taxation on our worldwide income.

The CIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for the CIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Under the Notice on the Issues Regarding Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria, or Circular 82, which was retroactively effective as of January 1, 2008, an overseas incorporated, domestically-controlled enterprise will be recognized as a PRC resident enterprise if it satisfies certain conditions. Further, the State Administration of Taxation (the “SAT”) issued the Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, and was amended on April 17, 2015 and June 28, 2016 , to provide further guidance on the implementation of Circular 82. Bulletin 45 clarified certain issues relating to the determination of PRC tax resident enterprise status, post-determination administration and the authorities responsible for determining offshore-incorporated PRC tax resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the in-charge tax authorities from an offshore-incorporated PRC tax resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC tax resident enterprise. However, as Circular 82 and Bulletin 45 only apply to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents or non-PRC enterprises such as our company. It is still unclear whether PRC tax authorities would require us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new CIT Law to a PRC resident recipient.

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

According to PRC laws and local regulations, we are required to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agents for the benefit of all our employees. From time to time, we have utilized seller-financed contracts (under which a homebuyer may pay the purchase price for a residential unit in installment payments) as a competitive advantage, and we expect to continue to do so in the foreseeable future. We perform credit checks on homebuyers to whom we offer seller-financed arrangements. However, there is no assurance that the data provided will be completely accurate or current. Moreover, there is limit as to the extensiveness of the investigation we are able to conduct with respect to each homebuyer. Our checks in the past may not have revealed and any checks in the future may not reveal all the matters that an in-depth independent investigation performed by a bank or specialist whose primary business is credit review could uncover.

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

The United States Foreign Corrupt Practices Act, or FCPA, generally prohibits companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate and retain employees in China, the United States, Malaysia and the UK, and we rely on our management structure, regulatory and legal resources and effective operation of our compliance program to direct, manage and monitor the activities of our employees. Despite our training, oversight and compliance programs, we cannot assure you that our internal control policies and procedures always will protect us from deliberate, reckless or inadvertent acts of our employees or agents that contravene on compliance policies or violate applicable laws. Our continued expansion in China and the United States could increase the risk of such violations in the future. Expansion into other countries could expose us to additional anti-bribery or anticorruption laws, and we could face additional risks if expand our operations into countries where the compliance culture is less robust. Violations of the FCPA, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations or financial condition.

Risks Relating to the Residential Property Industry in China

Our operations are highly subject to government policies and regulations in the real estate market.

Since 2010 the PRC government has been tightening its control of the real estate market with the aim of curbing increases in property prices while also, since early 2015, trying to stimulate the market to reduce inventory. A number of rules and regulations have been set forth by various PRC authorities concerning the real estate market. See “Item 4. Information on the Company — B. Business Overview — Regulation — China” for more details on some of the PRC regulations.

Since 2016, the local governments of several cities in the PRC have implemented a series of measures designed to stabilize the growth of the property market on a more sustainable level. Such tightening measures have affected some of the cities where we operate, including Zhengzhou, Suzhou, Chengdu, Jinan, Tianjin, Beijing, Xi’an and Changsha. These measures regulate various aspects of the property market, including: (i) land acquisition financing (for example, increase in land bidding deposits in Zhengzhou to 100%), (ii) pre-sale management, (iii) sale price restriction (for example, Suzhou requires developers to file sale prices at the price filing systems of relevant authorities), (iv) purchaser qualification (for example, a Jinan regulation provides that local residents are eligible to purchase no more than two residential properties while qualified non-residents are eligible to purchase only one residential property) and (v) purchaser financing (for example, Zhengzhou and Suzhou have both raised down-payment ratios for the first and second home owners). These local measures may also cause adverse and material impacts on our business operations and financial results.

However, the full effect and extent of these policies on the real estate industry and our business will depend in large part on the implementation and interpretation of the circulars by governmental agencies, local governments and banks in the real estate industry. The PRC government’s policies and regulatory measures on the PRC real estate sector could limit our access to required financing and other capital resources, adversely affect the property purchasers involved’ ability to obtain mortgage financing or significantly increase the cost of mortgage financing, reduce market demand for our properties and increase our operating costs. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations, which could substantially reduce pre-sales of our properties and cash flow from operations and substantially increase our financing needs, which would in turn materially and adversely affect our business, financial condition, results of operations and prospects.

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

 The regulatory restrictions imposed on foreign investment in real estate projects has been and continues to be evolving. Currently, under the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Edition), or the List 2018, promulgated by the MOFCOM and the NDRC, which took effect on July 28, 2018, there are no specific restrictions for foreign investment in the real estate industry. However, on March 15, 2019, the National People's Congress adopted the Foreign Investment Law of the PRC, or the FIL, which will become effective on January 1, 2020. The FIL grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list” to be published. As the “negative list” under the FIL has yet to be published, it is unclear as to whether it will differ from the List 2018.

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

The property industry in the PRC is highly competitive. In the high-growth tier I and tier II cities we focus on, local and regional property developers are our major competitors, and an increasing number of large state-owned and private national property developers have started entering these markets. Many of our competitors, especially the state-owned and private national property developers, are well capitalized and have greater financial, marketing and other resources than we have. Some also have larger land banks, greater economies of scale, broader name recognition, a longer track record and more established relationships in certain markets. In addition, the PRC government’s recent measures designed to reduce land supply has further increased competition for land among property developers.

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

 On March 30, 2015, the PBOC, the MOHURD and the CBRC jointly issued the Circular on Issues concerning Individual Residential Mortgage Policies in an effort to stimulate the market. The circular specifies the minimum down payment is 20% for purchasers of a first residential property for their households with their housing fund loans and 40% for the purchasers of a second residential household property with housing fund loans with outstanding mortgages who apply for another mortgage. On August 27, 2015, the MOHURD, the Ministry of Finance of the PRC (the “MOF”) and the PBOC jointly issued the Circular on Adjusting the Minimum Down Payment for the Purchase of Houses by Individuals with the Housing Fund Loans, which provides that the purchasers of a second residential household property with housing fund loans are only required to pay a minimum down payment of 20% if all loans are settled on their first residential property.

 We cannot predict how long these policies will continue or what other action, if any, the banks in cities in which we operate may take. In addition, from 2013, PRC banks have tightened the conditions on which mortgage loans are extended to homebuyers by comparing the anticipated monthly repayment of the mortgage loan with the individual borrower’s monthly income and other measures. Therefore, mortgage loans for home buyers have been subject to longer processing periods or even denied by the banks. We monitor our homebuyers’ outstanding mortgage loans on an ongoing basis via our management reporting procedures and have taken the position that contracts with underlying mortgage loans with processing periods exceeding one year cannot be recognized as revenue on an over time basis. As a result, we reversed contracted sales of the amounts related to apartments for which mortgage loans with processing periods exceeding one year when recognizing revenue on an over time basis.

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

 On March 30, 2015, the SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, which became effective on June 1, 2015. Circular 19 provides that, the conversion of the Renminbi capital from foreign currency registered capital of foreign-invested enterprises may be at foreign-invested enterprises’ discretion, which means that the foreign currency registered capital of foreign-invested enterprises for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry of monetary contribution has been registered) can be settled at the banks based on the actual operational needs of the enterprises.

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

On July 4, 2014, the SAFE issued the Circular on the Administration of Foreign Exchange Issues Related to Overseas Investment, Financing and Roundtrip Investment by Domestic Residents through Offshore Special Purpose Vehicles , or the Circular 37, which replaced the former circular commonly known as “Circular 75” implemented on October 21, 2005. The Circular 37 requires PRC residents to register with the competent local SAFE branch in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. The Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contribution by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Additionally, as a result of uncertainty concerning the reconciliation of these notices with other approval or registration requirements, it remains unclear how these notices, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We believe that all of our shareholders who were PRC citizens or residents at the time of our initial public offering completed their required registrations with the SAFE in accordance with Circular 75 before the promulgation of Circular 37 prior to, and immediately after, the completion of our initial public offering. As a publicly traded company in the United States, we may not at all times know of the identities of all of our beneficial owners who are PRC citizens or residents, and we may have little control over either our present or prospective direct or indirect PRC resident beneficial owners or the outcome of such registration procedures. We cannot assure that the SAFE registrations of our present beneficial owners or future beneficial owners who are PRC citizens or residents have been or will be amended to reflect, among others, the shareholding information or equity investments required by the Circular 37 and other SAFE requirements, at all times. The failure or inability of these PRC resident beneficial owners to comply with applicable SAFE registration requirements may subject us to the sanctions described above, including sanctions which may impede our ability to contribute the additional capital from our proceeds of any future offerings to our PRC subsidiaries, and our PRC subsidiaries’ ability to pay dividends or distribute profits to us.

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

On February 15, 2012, the SAFE implemented the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. Under the Stock Option Notice, if a PRC resident participates in any employee stock incentive plan of an overseas listed company, a qualified domestic PRC agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such individual, an application with the SAFE or its local counterpart to obtain approval for an annual allowance with respect to the foreign exchange in connection with the stock holding, unit holding, share option exercises, or the holding of other types of equities permitted by PRC law. Concurrently, the qualified domestic PRC agent or the PRC subsidiary must also obtain approval from the SAFE or its local counterpart to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock acquisition or option exercise, any returned principal or profits upon the sale of shares, any dividends issued on the stock and any other income or expenditures approved by the SAFE or its local counterpart. In addition, the PRC agent or the PRC subsidiary is required to amend the SAFE registration with respect to the stock options or other awards granted if there is any material change to the stock options or other awards, the PRC agent or the PRC subsidiary, the overseas listed company, or any other material changes. If we, or any of these persons mentioned above, fail to comply with the relevant rules or requirements, we may be subject to penalties, and may become subject to more stringent review and approval processes with respect to our foreign exchange activities, such as our PRC subsidiaries’ dividend payment to us or borrowing foreign currency loans, all of which may adversely affect our business and financial condition.

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

In addition, on May 26, 2015, the MOF issued Notice on the Interim Provisions on the Audits Conducted by Accounting Firms concerning the Overseas Listing of Chinese Domestic Companies, or Circular 9, which became effective on July 1, 2015. In accordance with Circular 9, auditors based outside of China, including our independent registered public accounting firm, are required to cooperate with mainland Chinese auditors with requisite qualifications and enter into written arrangements with mainland Chinese auditors in order to conduct audit work for overseas listed mainland Chinese companies, and auditors based outside of China shall undertake the auditing responsibilities which may be incurred. Hence, our independent registered public accounting firm may need to establish appropriate arrangements with mainland Chinese auditors in order to continue to audit our financial statements, which may be difficult in light of the SEC’s administrative proceedings and the settlement described above. If our auditor were unable to have alternate support or cooperation arrangements or otherwise were unable to address issues related to the production of documents in accordance with the settlement order in the SEC proceedings and we were unable to timely find another independent registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such a determination could ultimately lead to delisting of our ADSs from the NYSE or deregistration from the SEC, or both.

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

We may require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary depending on the timing of our property developments, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities. Sales of additional equity or convertible securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations, including our ability to pay dividends or redeem stock. We cannot guarantee that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or common shares in the public market, or the perception that such sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2018, we had 119,805,636 common shares outstanding, including 70,190,346 common shares represented by 35,095,173 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, (the “Securities Act”), other than those held by affiliates which are subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. The remaining common shares outstanding are available for sale, subject to any volume and other restrictions as applicable under Rule 144. According to an amended Schedule 13D filed by TPG Asia in February 2019, as of such time, TPG Asia held 7,130,648 of our outstanding common shares. We have filed a resale registration statement covering the resale in the United States of ADS representing the common shares issued to TPG Asia. The sale or perceived sale of a substantial amount of our ADSs by any principal shareholder could adversely affect the prevailing market price for our ADSs. Such sales or perceived sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. To the extent that common shares (in the form of ADSs) are sold into the market, the market price of our ADSs could decline.

The interests of our major shareholders may not be aligned with the interests of our other shareholders.

As of April 1, 2019, Mr. Yong Zhang, Chairman of our board of directors, and Ms. Yuyan Yang, also a board member, beneficially owned 26.1% and 23.7%, respectively of our share capital. Accordingly, they each have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership by our major shareholders may result in actions being taken even if opposed by our other shareholders. In addition, it may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under U.S. securities laws, including the SEC's disclosure rules relating to an effective system of internal controls over financial reporting and of disclosure controls. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to United States domestic issuers, including:

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

Accordingly, the information we are required to file with or furnish to the SEC is less extensive and less frequent compared to that required to be filed with the SEC by U.S. domestic issuers.

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

As a foreign private issuer, we are not subject to many of the corporate governance requirements and disclosure requirements relating to executive compensation matters under the U.S. securities laws. Under our compensation committee charter, only 50% of members of the committee at any time (less than a majority) must be independent of management, while a U.S. domestic issuer is required to form a compensation committee composing entirely of independent directors. We are also not required to and do not report compensation of senior management or directors on an individual basis. As a result, investors are not able to access for themselves appropriateness or reasonableness of the amount or form of compensation for individual executives. The SEC has a new adopted rule for disclosure of a chief executive officer pay relative to that of the median total compensation for employees, does not apply to foreign private issuers.

We have entered into agreements that provide for the payment of annual bonuses based on a percentage of net income to certain of our executive officers. In other cases we have made arrangements or established bonus plans that provide for the payment of performance bonuses to employees, including executive officers, based on assessment of their contributions to our business development, improvement of operation management, and fund financing activities. These accrual and payments could result in a decrease of our net profit attributable to public shareholders.

You may not have the same voting rights as the holders of our common shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of our ADSs will not be able to exercise voting rights attaching to the underlying common shares represented by our ADSs on an individual basis. Holders of our ADSs appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the common shares represented by the ADSs. Holders of ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. As soon as practicable after the depositary receives from us a notice of a shareholders’ meeting, the depositary will distribute to registered holders of ADRs a notice stating (a) such information as is contained in such notice and any solicitation materials, (b) that each registered holder on the record date set for such purpose will, subject to any applicable provisions of Cayman Islands law, be entitled to instruct the depositary as to the exercise of the voting rights and (c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by us. The depositary will not itself exercise any voting discretion in respect of any common shares nor will it provide any instructions with respect to the common shares represented by any ADSs for which voting instructions were not timely and properly received. There can be no guarantee that registered holders of ADRs will receive the notice described above with sufficient time to enable them to return any voting instructions to the depositary in a timely manner. To the extent you hold your ADSs through a bank, broker or other nominee, you will be relying upon such institutions with respect to voting matters.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign law against us or our management named in the annual report.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our wholly-owned subsidiaries in China. Most of our assets are located in China. In addition, many of our directors and senior executive officers reside within China and some or all of the assets of those persons are located outside of the United States. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our directors and senior executive officers, including with respect to matters arising under U.S. federal securities law or applicable state securities law. Even if you are successful in bringing an action of this kind, the respective law of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty; and (iii) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

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

We are a Cayman Islands exempted company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law of the Cayman Islands, as amended from time to time, and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

In mergers and consolidations where the merged company or consolidated company will continue to be a Cayman Islands entity, dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands courts) if they follow required procedures, subject to certain exceptions. However, these rights have never been tested before the Cayman Islands court and as a result, they may not be comparable to the appraisal rights that would ordinarily be available to dissenting shareholders of a U.S. company.

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

The rules governing passive foreign investment companies (“PFICs”) can have adverse effects for United States federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our business, although not free from doubt, we do not believe that we were classified as a PFIC for United States federal income tax purposes for the taxable year ending December 31, 2018.

If we are a PFIC, U.S. Holders of our ordinary shares or ADSs would be subject to adverse United States federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under United States federal income tax laws and regulations. A U.S. Holder of our ordinary shares or ADSs may be able to mitigate some of the adverse United States federal income tax consequences described above with respect to owning the ordinary shares or ADSs if we are classified as a PFIC, provided that such U.S. Holder is eligible to make, and validly makes, a “mark-to-market” election. In certain circumstances, a U.S. Holder can make a “qualified electing fund” election to mitigate some of the adverse tax consequences described with respect to an ownership interest in a PFIC by including in income its share of the PFIC’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election.

See “Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a Cayman Islands holding company and conduct business primarily through our operating subsidiaries in China and, as to certain operations, non-PRC based subsidiaries.

Our company was incorporated in the Cayman Islands on March 26, 2007 as an exempted company. Our company operates under Cayman Islands Companies Laws (2018 Revision). Our registered address is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our principal executive offices are located at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China. Our telephone number at this address is (86) 10 8588-9200.

For a discussion of our capital expenditures for the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.”

The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants, including us, that make electronic filings with the SEC using its EDGAR system, Our website is www.xyre.com. The information contained on our website does not form part of this annual report.

B.	Business Overview

We are a real estate developer that strategically focuses on selected high growth cities in China and the United States. Our standardized and scalable model emphasizes rapid asset turnover, efficient capital management and strict cost control.

We focus on developing large scale quality residential projects, which typically consist of multiple residential buildings that include multi-layer apartment buildings, sub-high-rise apartment buildings or high-rise apartment buildings. Several of our projects include auxiliary services and amenities such as retail outlets, leisure and health facilities, kindergartens and schools. We also develop small-scale residential properties. Our China developments aim at providing middle-class consumers with a comfortable and convenient community life. In addition, we provide property management services for our developments and other real estate-related services to our customers. We acquire development sites in China primarily through public auctions of government land and acquisitions of entities.

We have expanded our business and operations significantly during the past three years. The number of projects we had under construction increased from 21 projects with a total GFA of 4,356,707 square meters as of December 31, 2015, to 29 projects with a total GFA of 4,480,111 square meters as of December 31, 2018. We have 13 additional projects with a total GFA of 3,061,712 square meters under planning as of December 31, 2018. As of December 31, 2018, we have completed 52 projects with a total GFA of approximately 7,824,687 square meters and comprising a total of 91,786 units, more than 97.4% of which have been sold. For the three years ended December 31, 2016, 2017 and 2018, our revenues were US$1,561.6 million, US$1,976.9 million, and US$2,217.6 million respectively. Our net income for the same periods was US$79.5 million, US$80.1 million, and US$106.0 million respectively.

While our primary focus has been in China, we see potential opportunities for residential real estate development in other jurisdictions that might be attractive to both Chinese and U.S. buyers. In 2012, we acquired a 8,094 square meters parcel of land in the Williamsburg neighborhood of Brooklyn, New York, for US$54.2 million, on which we built 216 condominium units with a net saleable floor area of approximately 30,855 square meters, the New York Oosten Project. Our New York Oosten Project started construction in November 2013 and delivered it in December 2016. As of December 31, 2018, the project has recognized a total revenue of about US$259.3 million from the sales of 176 units out of 216 total units. In January 2016, we also acquired a parcel of land in midtown Manhattan, New York, for US$57.5 million. The land allows for approximately 10,235 square meters gross buildable development. Our Hudson Garden project in Manhattan, New York has completed construction up to 6th floor. With design drawing optimization, the total number of units increased from 82 to 92. A total of 29 thousand square feet out of the 38 thousand square feet of commercial space has been leased to the U.S. department store retailer Target with a 20-year lease. In August 2016, we acquired a parcel of land in the Flushing neighborhood of Queens, New York for US$66.0 million. The land allows for a mixed use development comprising approximately 30,112 square meters with approved plans. We continue to execute on planning, governmental approvals, and pre-development of our ground-up development project in Flushing, New York. There is a landmarked theatre on this land. After the Landmark Protection Committee’s approval on our landmark protection plan, we were awarded with a Certificate of Appropriateness.

In 2014, we acquired 100% share of a Malaysian company, which is engaged in land reclamation development for a total of 170 acres (approximately 687,966 square meters). The reclamation work was formally commenced in July 2018 and is expected to be completed in the first half of 2020.

On March 21, 2018, we acquired from ED Group, a 50% equity stake in MDL, the developer of the Madison Project, via our wholly-owned subsidiary Xinyuan International (HK) Property Investment Co., Limited for a total consideration of GBP29.5 million equivalent to US$41.4 million. The Madison Project site extends to 0.38 hectares (or approximately 0.94 acres) and is located adjacent to Canary Wharf, one of Europe’s largest commercial centers. Permission was granted in March 2015 to develop a 53-story building comprised of 423 residential apartments, including 319 private apartments and 104 affordable apartments, with approximately 425 square meters of community facilities. Construction is currently underway and completion of the project is expected to occur during for the third quarter of 2020. As of December 31, 2018, all of the 104 affordable apartments have been pre-sold. Of the remaining 319 apartments, 133 apartments have been sold, representing 41.7% of the total number of units. We will continue to seek for high-growth opportunities globally.

We also plan to retain and develop commercial portions of some of our properties such as shopping malls, supermarkets or hotels and to lease and manage those properties ourselves. As of the date of this annual report, we have completed seven of such projects, including Xinyuan Priority Lifestyle Shopping Center with a total GFA of approximately 47,000 square meters, located in Zhengzhou city, Henan Province, Xi’an Xinyuan Metropolitan Shopping Center with a total GFA of approximately 116,000 square meters, located in Xi’an city, Shaanxi Province, Xingyang Xindo Park Shopping Center with a total GFA of approximately 15,000 square meters, located in Xingyang city, Henan Province, Changsha Xindo Park Shopping Center with a total GFA of approximately 12,000 square meters, located in Changsha city, Hunan Province, Chengdu Xindo Park Shopping Center with a total GFA of approximately 19,000 square meters, located in Chengdu city, Sichuan Province, Zhengzhou Xindo Park Shopping Center with a total GFA of approximately 24,000 square meters, located in Zhengzhou city, Henan Province, and Kunshan Xindo Park Shopping Center with a total GFA of approximately 4,000 square meters, located in Kunshan city, Jiangsu Province. As of the date of this annual report, we have three projects under construction in which we will retain approximately 200,000 square meters of GFA for development as commercial properties held for lease.

Our Markets

We currently operate in 18 markets in China - Beijing, Shanghai, Tianjin, Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan and Qingdao in Shandong Province, Suzhou, Kunshan and Xuzhou in Jiangsu Province, Zhengzhou in Henan Province, Changsha in Hunan Province, Sanya in Hainan Province, Xi’an in Shaanxi Province, Zhuhai in Guangdong Province, Dalian in Liaoning Province, Wuhan in Hubei Province and Huzhou in Zhejiang Province. During 2018, we also operated in three locations in the United States - Irvine, California; Reno, Nevada; the neighborhoods of Williamsburg, Brooklyn and Flushing, Queens, New York; and in Malaysia.

The following table sets forth the numbers of our projects and the total GFA in each location indicated as of December 31, 2018:

	Properties under Construction (m 2)	Properties under planning (m 2)	Properties held for sale (m 2)	Completed projects (m 2)	Total number of projects	Total GFA (m 2)
China
Beijing	–	102,300	–	133,096	2	235,396
Chengdu	742,626	–	–	651,419	4	1,394,045
Zhengzhou	2,127,366	1,813,800	–	3,208,998	46	7,150,164
Jinan	566,496	–	–	1,191,703	7	1,758,199
Hefei	–	–	–	145,455	1	145,455
Suzhou	88,504	75,100	–	781,456	9	945,060
Kunshan	107,919	–	–	867,536	4	975,455
Xuzhou	130,657	–	–	101,762	2	232,419
Sanya	–	–	–	117,583	1	117,583
Shanghai	–	–	–	57,770	1	57,770
Changsha	163,408	–	–	251,057	3	414,465
Xi’an	–	226,000	–	285,997	2	511,997
Zhuhai	–	70,000	–	–	1	70,000
Tianjin	283,753	–	–	–	2	283,753
Qingdao	155,202	380,000	–	–	2	535,202
Dalian	103,945	44,500	–	–	2	148,445
Wuhan	–	185,000	–	–	1	185,000
Huzhou	–	134,900	–	–	1	134,900
Sub Total	4,469,876	3,031,600	–	7,793,832	91	15,295,308
United States
Irvine (1)	–	–	2,865	–	1	2,865
Nevada (2)	–	–	N/A	–	1	N/A
New York	10,235	30,112	–	30,855	3	71,202
Total	4,480,111	3,061,712	2,865	7,824,687	96	15,369,375

(1)	The finished condominium project is located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters of the total 72 units from a major United States developer in August 2012. All units were sold as of December 31, 2015.

(2)	Northern Nevada Land Portfolio is a project portfolio comprised of 325 finished lots and 185 acres of undeveloped land at eight different sites in the northern Nevada region near the Reno-Spark metropolitan area. All lots and acres were sold as of December 31, 2015.

For a discussion of revenues from each geographical segment in each of 2016, 2017 and 2018, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Discussion of Segment Operations.”

Our Property Projects

Overview

We offer the following four main types of real estate property products:

●	multi-layer apartment buildings, which, in China, are typically 6 stories or less and normally require 9 to 12 months to construct after we obtain the related construction permit;

●	sub-high-rise apartment buildings, which, in China, are typically to 11 stories and normally require 12 to 18 months to construct after we obtain the related construction permit;

●	high-rise apartment buildings, which, in China, are typically 12 to 33 stories and normally require 18 to 24 months to construct after we obtain the related construction permit; and

●	offices, mixed-use and commercial properties which we have offered since 2012.

Our projects are in one of the following five stages:

●	properties under construction, comprising properties for which the construction permits have been obtained;

●	properties under planning, comprising properties for which we have entered into land grant contracts and are in the process of obtaining the required permits to begin construction;

●	completed projects, comprising projects for which construction has been completed;

●	properties held for lease, comprising projects for which construction has been completed and which we plan to hold and manage and;

●	properties held for sale, comprising land and properties which we purchase and hold for sale.

Properties under Construction and Properties under Planning

The following table sets forth each of our properties currently under construction or planning as of December 31, 2018:

Project Name	Location	Type of Products (1)	Construction Commencement Date	Pre-sale Commencement Date (2)	Total Site Area (m 2)	Total GFA (m 2)	Total Number Of Units (3)	Number Of Units Sold	GFA Sold (m 2)
Xingyang Splendid II	Zhengzhou	MU	12/2014	12/2014	60,556	137,076	1,575	1,286	83,550
Jinan Royal Palace	Jinan	H	02/2014	06/2014	140,155	449,482	6,512	5,059	427,171
Xuzhou Colorful City	Xuzhou	M/H	06/2013	11/2013	45,046	130,657	1,453	1,248	121,563
Tianjin Spring Royal Palace I	Tianjin	M/H	10/2015	10/2015	131,021	139,173	1,050	1,045	131,242
Zhengzhou International New City I	Zhengzhou	H	08/2016	09/2016	89,088	360,714	3,135	3,046	338,454
Henan Xin Central II	Zhengzhou	H	09/2016	10/2016	37,126	109,521	1,360	1,128	103,827
Xingyang Splendid III	Zhengzhou	H	06/2017	06/2017	47,709	121,143	1,518	1,051	115,842
Changsha Mulian Royal Palace	Changsha	H	05/2017	08/2017	32,158	91,151	694	694	91,151
Zhengzhou International New City II	Zhengzhou	H	07/2017	08/2017	41,821	176,038	1,558	1,495	163,234
Zhengzhou Fancy City II (North)	Zhengzhou	C	05/2017	10/2017	30,175	108,724	3,070	2,357	84,651
Zhengzhou International New City III A	Zhengzhou	H	11/2017	12/2017	22,225	96,018	864	862	95,379
Hudson Garden project	New York	S	07/2017	04/2019	2,323	10,235	92	-	-
Changsha Furong Thriving Family	Changsha	MU	07/2017	07/2018	23,418	72,257	705	701	71,824
Kunshan Xinyu Jiayuan	Kunshan	MU	12/2017	09/2018	18,068	107,919	874	230	23,669
Tianjin Spring Royal Palace II	Tianjin	M/H	10/2015	01/2018	133,499	144,580	1,076	417	53,076
Zhengzhou International New City III B	Zhengzhou	H	11/2017	04/2018	26,102	118,780	1,336	1,320	116,223
Zhengzhou International New City III D	Zhengzhou	H/C	08/2017	06/2018	15,119	46,074	448	443	43,693
Zhengzhou Hangmei International Wisdom City I	Zhengzhou	H	03/2018	05/2018	73,300	133,524	1,538	691	65,129
Chengdu Xinyuan City	Chengdu	MU	06/2018	09/2018	200,906	742,626	TBD	590	74,093
Xingyang Splendid IV	Zhengzhou	H	05/2018	09/2018	9,976	22,032	254	239	20,749
Qingdao Royal Dragon Bay	Qingdao	MU	08/2018	11/2018	64,442	155,202	506	136	20,512
Jinan Royal Spring Bay	Jinan	M/H	09/2018	12/2018	69,587	117,014	1,925	151	18,217
Xinyuan Golden Water View City	Zhengzhou	H/C	10/2017	11/2018	45,067	338,759	6,558	395	32,643
Zhengzhou Fancy City III	Zhengzhou	H	03/2018	10/2018	27,599	80,625	747	430	16,774
Zhengzhou International New City III C	Zhengzhou	H	06/2018	10/2018	27,231	79,920	1,749	1,022	28,551
Zhengzhou International New City IV	Zhengzhou	H	09/2018	12/2018	50,964	198,418	1,710	81	9,267
Suzhou Galaxy Bay	Suzhou	H/C	07/2018	12/2018	21,183	76,546	718	241	24,350
Suzhou Gusu Shade I	Suzhou	M	09/2018	11/2018	10,063	11,958	78	1	123
Dalian International Health Technology Town I	Dalian	M/H	10/2018	12/2018	58,740	103,945	933	8	900

Subtotal					1,554,667	4,480,111	44,036	26,367	2,375,857

Tongzhou Xinyuan Royal Palace	Beijing	H	TBD	TBD	46,769	102,300	TBD	–	–
Xinyuan Chang’an Royal Palace	Xi'an	MU	TBD	TBD	80,673	226,000	TBD	–	–
Zhengzhou International New City (pending staging)	Zhengzhou	TBD	TBD	TBD	206,728	1,393,100	TBD	–	–
Zhuhai Xin World	Zhuhai	MU	TBD	TBD	14,107	70,000	TBD	–	–
Lingshan Bay Dragon Seal	Qingdao	M/H	TBD	TBD	340,400	380,000	TBD	–	–
Zhengzhou Hangmei Project (pending staging)	Zhengzhou	TBD	TBD	TBD	205,201	192,700	TBD	–	–
Wuhan Canglong Royal Palace	Wuhan	MU	TBD	TBD	53,787	185,000	TBD	–	–
Suzhou Gusu Shade II	Suzhou	M	TBD	TBD	10,219	12,100	TBD	–	–
Dalian International Health Technology Town II	Dalian	M/H	TBD	TBD	37,078	44,500	TBD	–	–
Huzhou Silk Town*	Huzhou	MU	TBD	TBD	84,166	134,900	TBD	–	–
Xingyang Splendid New Project	Zhengzhou	H	TBD	TBD	34,308	228,000	TBD	–	–
Suzhou Suhe Bay **	Suzhou	H	TBD	TBD	16,627	63,000	TBD	–	–
Flushing Project	New York	MU	TBD	TBD	3,895	30,112	TBD	–	–

Subtotal					1,133,958	3,061,712

Total					2,688,625	7,541,823	44,036	26,367	2,375,857

(1)	“ M ” refers to multi-layer buildings, “ H ” refers to high-rise buildings, “ S ” refers to sub-high-rise buildings, “ C ” refers to commercial properties and “ MU ” refers to office, mixed-use and commercial properties.

(2)	Pre-sale commencement dates refer to dates on which we began or expect to begin pre-sale activities after receiving the relevant pre-sale permits.

(3)	“ TBD ” refers to “to be determined” as of December 31, 2018.

*	The Company owns 78.46% equity interest in a joint venture, Huzhou Xinhong Town Construction and Development Co., Ltd. which develops Huzhou Silk Town. The Company accounts for its investment under the equity method.

**	The Company owns 16.66% equity interest in a joint venture, Suzhou Hengwan Real Estate Co., Ltd. which develops Suzhou Suhe Bay. The Company accounts for its investment under the equity method.

Properties under Construction

Zhengzhou, Henan Province

Xingyang Splendid II. The land is located south of Zhengshang Road in Xingyang. This project covers a site area of 60,556 square meters and is expected to have a total GFA of 137,076 square meters, of which 120,027 square meters are for high-rise buildings and 17,049 square meters are for retail stores. We acquired the site of 7,577 square meters in November 2013 and 52,979 square meters in August 2014, commenced construction of this project in December 2014, and began to deliver units in 2017. This project, when completed, will consist of 1,575 units. We started pre-sales in December 2014, and as of December 31, 2018, we had sold 1,286 units with a total GFA of 83,550 square meters.

Xingyang Splendid III. The land is located south of Zhengshang Road in Xingyang. This project covers a site area of 47,709 square meters and is expected to have a total GFA of 121,143 square meters, of which 117,535 square meters are for high-rise buildings and 3,608 square meters are for retail stores. We acquired the site in September 2013, commenced construction in June 2017, and expect to deliver units in August 2019. This project, when completed, will consist of 1,518 units. We started pre-sales in June 2017. As of December 31, 2018, we had sold 1,051 units with a total GFA of 115,842 square meters.

Henan Xin Central II. The land is located south of Bairong Road and Xingyuan Road in Zhengzhou. This project covers a site area of 37,126 square meters and is expected to have a total GFA of 109,521 square meters, of which 92,686 square meters are for high-rise buildings, 3,947 square meters are for retail stores, 1,654 square meters are for basements and 11,234 square meters are for public rental housing. We acquired the site in December 2014, commenced construction in September 2016, and expect to deliver units in 2018. This project, when completed, will consist of 1,360 units. We started pre-sales in October 2016, and as of December 31, 2018, we had sold 1,128 units with a total GFA of 103,827 square meters.

Zhengzhou Fancy City II (North). The land is located west of Songshan Road within the 4th Ring Road in Zhengzhou. This project covers a site area of 30,175 square meters and is expected to have a total GFA of 108,724 square meters, of which 100,380 square meters are for multi-layer buildings and 8,344 square meters are for retail stores. We acquired the site in April 2016, commenced construction in May 2017, and expect to deliver units in 2019. This project, when completed, will consist of 3,070 units. We started pre-sales in October 2017, and as of December 31, 2018, we had sold 2,357 units with a total GFA of 84,651 square meters.

Zhengzhou International New City I. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 89,088 square meters and is expected to have a total GFA of 360,714 square meters, of which 292,330 square meters are for high-rise buildings, 21,896 square meters are for retail stores , 36,789 for public rental housing and 9,699 square meters are for basements. We acquired the site in February 2016, commenced construction in August 2016, and expect to deliver units in 2018. This project, when completed, will consist of 3,135 units. We started pre-sales in September 2016, and as of December 31, 2018, we had sold 3,046 units with a total GFA of 338,454 square meters.

Zhengzhou International New City II. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 41,821 square meters and is expected to have a total GFA of 176,038 square meters, of which 159,563 square meters are for high-rise buildings, 12,708 square meters are for retail stores and 3,767 square meters are for basements. We acquired the site in July 2016, commenced construction in July 2017, and expect to deliver units in 2019. This project, when completed, will consist of 1,558 units. We started pre-sale in August 2017, and as of December 31, 2018, we had sold 1,495 units with a total GFA of 163,234 square meters.

Zhengzhou International New City III A. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 22,225 square meters and is expected to have a total GFA of 96,018 square meters, of which 95,504 square meters are for high-rise buildings and 514 square meters are for retail stores. We acquired the site in May 2017, commenced construction in November 2017, and expect to deliver units in 2020. This project, when completed, will consist of 864 units. We started pre-sale in December 2017, and as of December 31, 2018, we had sold 862 units with a total GFA of 95,379 square meters.

Zhengzhou International New City III B. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 26,102 square meters and is expected to have a total GFA of 118,780 square meters, of which 118,780 square meters are for high-rise buildings. We acquired the site in May 2017, commenced construction in November 2017, and expect to deliver units in 2020. This project, when completed, will consist of 1,336 units. We started pre-sale in April 2018, and as of December 31, 2018, we had sold 1,320 units with a total GFA of 116,223 square meters.

Zhengzhou International New City III D. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 15,119 square meters and is expected to have a total GFA of 46,074 square meters, of which 44,293 square meters are for high-rise buildings, 885 square meters are for retail stores, and 896 square meters are for basements. We acquired the site in August 2016, commenced construction in August 2017, and expect to deliver units in 2020. This project, when completed, will consist of 448 units. We started pre-sale in June 2018, and as of December 31, 2018, we had sold 443 units with a total GFA of 43,693 square meters.

Zhengzhou Hangmei International Wisdom City I. The land is located in Xinzheng District in Zhengzhou. This project covers a site area of 73,300 square meters and is expected to have a total GFA of 133,524 square meters, of which 133,524 square meters are for high-rise buildings. We acquired the site in December 2017, commenced construction in March 2018, and expect to deliver units in 2020 This project, when completed, will consist of 1,538 units. We started pre-sale in May 2018, and as of December 31, 2018, we had sold 691 units with a total GFA of 65,129 square meters.

Xingyang Splendid IV. The land is located southwest of Guangwu Road and Wangcun Road in Xingyang. This project covers a site area of 9,976 square meters and is expected to have a total GFA of 22,032 square meters, of which 22,032 square meters are for high-rise buildings. We acquired the site in September 2014, commenced construction in May 2018, and expect to deliver units in 2021. This project, when completed, will consist of 254 units. We started pre-sales in September 2018. As of December 31, 2018, we had sold 239 units with a total GFA of 20,749 square meters.

Xinyuan Golden Water View City. The land is located Heizhuzhuang of Jinshui District in Zhengzhou. This project covers a site area of 45,067 square meters and is expected to have a total GFA of 338,759 square meters, of which 299,930 square meters are for high-rise buildings, 24,322 square meters are for public rental housing, 3,113 square meters are for retail stores, and 11,394 square meters are for basements. We acquired the site in June 2017, commenced construction in October 2017, and expect to deliver units in 2021. This project, when completed, will consist of 6,558 units. We started pre-sales in November 2018. As of December 31, 2018, we had sold 395 units with a total GFA of 32,643 square meters.

Zhengzhou Fancy City III. The land is located west of Songshan Road within the 4th Ring Road in Zhengzhou. This project covers a site area of 27,599 square meters and is expected to have a total GFA of 80,625 square meters, of which 78,075 square meters are for high-rise buildings, 1,060 square meters are for retail stores, and 1,490 square meters are for basements. We acquired the site in December 2017, commenced construction in March 2018, and expect to deliver units in 2020. This project, when completed, will consist of 747 units. We started pre-sales in October 2018. As of December 31, 2018, we had sold 430 units with a total GFA of 16,774 square meters.

Zhengzhou International New City III C. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 27,231 square meters and is expected to have a total GFA of 79,920 square meters, of which 74,327 square meters are for high-rise buildings, and 5,593 square meters are for retail stores. We acquired the site in February 2017, commenced construction in June 2018, and expect to deliver units in 2021. This project, when completed, will consist of 1,749 units. We started pre-sale in October 2018, and as of December 31, 2018, we had sold 1,022 units with a total GFA of 28,551 square meters.

Zhengzhou International New City IV. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 50,964 square meters and is expected to have a total GFA of 198,418 square meters, of which 192,533 square meters are for high-rise buildings, and 5,885 square meters are for retail stores. We acquired the site in May 2018, commenced construction in September 2018, and expect to deliver units in 2021. This project, when completed, will consist of 1,710 units. We started pre-sale in December 2018, and as of December 31, 2018, we had sold 81 units with a total GFA of 9,267 square meters.

Jinan, Shandong Province

Jinan Royal Palace. The land is located south of Qingyuan Road and east of Lashanhe Road in the Huaiyin District in Jinan. This project covers a site area of 140,155 square meters and is expected to have a total GFA of 449,482 square meters, of which 399,888 square meters are for high-rise buildings, 26,081 square meters are for retail stores and 23,513 square meters are for basements. We acquired the site in November 2013, commenced construction of this project in February 2014, and began to deliver units in 2016. This project, when completed, will consist of 6,512 units. We started pre-sales in June 2014, and as of December 31, 2018, we had sold 5,059 units with a total GFA of 427,171 square meters.

Jinan Royal Spring Bay. The land is located in Zhangqiu District in Zhangqiu. This project covers a site area of 69,587 square meters and is expected to have a total GFA of 117,014 square meters, of which 83,484 square meters are for high-rise buildings, 27,778 square meters are for multi-layer buildings, 987 square meters are for retail stores and 4,765 square meters are for basements. We acquired the site in June 2018, commenced construction of this project in September 2018, and expect to deliver units in 2020. This project, when completed, will consist of 1,925 units. We started pre-sales in December 2018, and as of December 31, 2018, we had sold 151 units with a total GFA of 18,217 square meters.

Qingdao, Shandong Province

Qingdao Royal Dragon Bay. The land is located in Huangdao District in Qingdao. This project covers a site area of 64,442 square meters and is expected to have a total GFA of 155,202 square meters, of which 119,124 square meters are for high-rise buildings, 2,823 square meters are for retail stores, and 33,255 square meters are for multi-layer buildings. We acquired the site in July 2018, commenced construction in August 2018, and expect to deliver units in 2021. This project, when completed, will consist of 506 units. We started pre-sales in November 2018, and as of December 31, 2018, we had sold 136 units with a total GFA of 20,512 square meters.

Xuzhou, Jiangsu Province

Xuzhou Colorful City. The land is located south of Kuangshan Road in the Quanshan District in Xuzhou. This project covers a site area of 45,046 square meters and is expected to have a total GFA of 130,657 square meters, of which 17,600 square meters are for multi-layer buildings, 93,514 square meters are for high-rise buildings, 7,024 square meters are for retail stores and 12,519 square meters are for basements. We acquired the site in December 2011, commenced construction of this project in June 2013, and began to deliver units in 2016. This project, when completed, will consist of 1,453 units. We started pre-sales in November 2013, and as of December 31, 2018, we had sold 1,248 units with a total GFA of 121,563 square meters.

Kunshan, Jiangsu Province

Kunshan Xinyu Jiayuan. The land is located in Huaqiao District South of Kunshan. This project covers a site area of 18,068 square meters and is expected to have a total GFA of 107,919 square meters, of which 103,035 square meters are for high-rise buildings, and 4,884 square meters are for office buildings. We acquired the site in July 2017, commenced construction of this project in December 2017, and expect to deliver units in 2020. This project, when completed, will consist of 874 units. We started pre-sales in September 2018, and as of December 31, 2018, we had sold 230 units with a total GFA of 23,669 square meters.

Suzhou, Jiangsu Province

Suzhou Galaxy Bay. The land is located in Taicang District in Suzhou. It will cover a site area of 21,183 square meters and is expected to have a total GFA of 76,546 square meters, of which 73,452 square meters are for high-rise buildings, and 3,094 square meters are for retail stores. We acquired the site in December 2017, commenced construction of this project in July 2018, and expect to deliver units in 2020. This project, when completed, will consist of 718 units. We started pre-sales in December 2018, and as of December 31, 2018, we had sold 241 units with a total GFA of 24,350 square meters.

Suzhou Gusu Shade I. The land is located in Gusu District in Suzhou. It will cover a site area of 10,063 square meters and is expected to have a total GFA of 11,958 square meters, of which 11,958 square meters are for multi-layer buildings. We acquired the site in March 2018, commenced construction of this project in September 2018, and expect to deliver units in 2020. This project, when completed, will consist of 78 units. We started pre-sales in November 2018, and as of December 31, 2018, we had sold 1 units with a total GFA of 123 square meters.

Changsha, Hunan Province

Changsha Mulian Royal Palace project. The land is located in the Yuhua District of Changsha. This project covers a site area of 32,158 square meters and is expected to have a total GFA of 91,151 square meters, of which 57,111 square meters are for high-rise buildings, 32,432 square meters are for multi-layer building and 1,608 square meters are for retail stores. We acquired the site in October 2016, commenced construction in May 2017, and expect to deliver units in August 2019. This project consisted of 694 units. We started pre-sales in August 2017, and all of the 694 units have been sold.

Changsha Furong Thriving Family. The land is located in Shanmu Road of East Coast Town in Changsha. This project covers a site area of 23,418 square meters and is expected to have a total GFA of 72,257 square meters of which 69,729 square meters are for high-rise buildings, and 2,528 square meters are for retail stores. We acquired the site in January 2017, commenced construction of the project in July 2017, and expect to deliver units in 2020. This project, when completed, will consist of 705 units. We started pre-sales in July 2018, and as of December 31, 2018, we had sold 701 units with a total GFA of 71,824 square meters.

Tianjin

Tianjin Spring Royal Palace I. The land is located in Sicundian Town in the Wuqing District of Tianjin. This project covers a site area of 131,021 square meters and is expected to have a total GFA of 139,173 square meters, of which 73,383 square meters are for high-rise buildings, 4,902 square meters are for retail stores, and 60,888 square meters are for multi-layer buildings. We acquired the site in November 2014, commenced construction in October 2015, and began to deliver units in 2017. This project, when completed, will consist of 1,050 units. We started pre-sales in October 2015, and as of December 31, 2018, we had sold 1,045 units with a total GFA of 131,242 square meters.

Tianjin Spring Royal Palace II. The land is located in Sicundian Town in the Wuqing District of Tianjin. This project covers a site area of 133,499 square meters and is expected to have a total GFA of 144,580 square meters, of which 71,602 square meters are for high-rise buildings, 1,290 square meters are for retail stores, and 71,688 square meters are for multi-layer buildings. We acquired the site in November 2014, commenced construction in October 2015, and expect to deliver units in 2020. This project, when completed, will consist of 1,076 units. We started pre-sales in January 2018, and as of December 31, 2018, we had sold 417 units with a total GFA of 53,076 square meters.

Chengdu, Sichuan Province

Chengdu Xinyuan City. The land is located in Pidu District in Chengdu. This project covers a site area of 200,906 square meters and is expected to have a total GFA of 742,626 square meters, of which 709,340 square meters are for high-rise buildings, and 33,286 square meters are for retail stores. We acquired the site in December 2017, commenced construction in June 2018, and expect to deliver units in 2020. We started pre-sales in September 2018, and as of December 31, 2018, we had sold 590 units with a total GFA of 74,093 square meters.

Dalian, Liaoning Province

Dalian International Health Technology Town I. The land is located in Lvshunkou District in Dalian. This project covers a site area of 58,740 square meters and is expected to have a total GFA of 103,945 square meters, of which 68,793 square meters are for high-rise buildings, 5,112 square meters are for retail stores, 27,075 square meters are for multi-layer buildings and 2,965 square meters are for public rental housing. We acquired the site in August 2018, commenced construction in October 2018, and expect to deliver units in 2020. This project, when completed, will consist of 933 units. We started pre-sales in December 2018, and as of December 31, 2018, we had sold 8 units with a total GFA of 900 square meters.

U.S.

Hudson Garden project. The land is located on 10th Avenue and between 44th Street and 45th Street in Manhattan, New York. This project is expected to have a total GFA of 10,235 square meters. We acquired the site in April 2016 and commenced construction in July 2017. This project, when completed, will consist of 92 units. We anticipate starting pre-sales in the second half of 2019.

Properties under Planning

Tongzhou Xinyuan Royal Palace. The land is located in Liyuan Town in the southern area of Tongzhou District in Beijing, and is currently under planning. It will cover a site area of 46,769 square meters and is expected to have a total GFA of 102,300 square meters. We acquired the site in April 2016.

Xinyuan Chang’an Royal Palace. The land is located southwest corner of Shenzhou 3th Road and Aerospace Middle Road in Xi’an Aerospace Base, and is currently under planning. It will cover a site area of 80,673 square meters and is expected to have a total GFA of 226,000 square meters. We acquired the site in May 2017.

Zhengzhou International New City (pending staging). The land is located within the south 3rd Ring Road in Zhengzhou, and is currently under planning. It will cover a site area of 206,728 square meters and is expected to have a total GFA of 1,393,100 square meters. We acquired the site in 2017.

Zhuhai Prince Project. The land is located in Jida of Xiangzhou District in Zhuhai. It will cover a site area of 14,107 square meters and is expected to have a total GFA of 70,000 square meters. We acquired the site in June 2017.

Lingshan Bay Dragon Seal. The land is located in Huangdao District in Qingdao. It will cover a site area of 340,400 square meters and is expected to have a total GFA of 380,000 square meters. We acquired the site in July 2017.

Zhengzhou Hangmei Project (pending staging). The land is located in Xinzheng District in Zhengzhou. It will cover a site area of 205,201 square meters and is expected to have a total GFA of 192,700 square meters. We acquired the site in December 2017.

Wuhan Canglong Royal Palace. The land is located in Jiangxia District in Wuhan. It will cover a site area of 53,787 square meters and is expected to have a total GFA of 185,000 square meters. We acquired the site in May 2018.

Suzhou Gusu Shade II. The land is located in Gusu District in Suzhou. It will cover a site area of 10,219 square meters and is expected to have a total GFA of 12,100 square meters. We acquired the site in April 2018.

Dalian International Health Technology Town II. The land is located in Lvshunkou District in Dalian. It will cover a site area of 37,078 square meters and is expected to have a total GFA of 44,500 square meters. We acquired the site in August 2018.

Huzhou Silk Town. The land is located in Wuxing District in Huzhou. It will cover a site area of 84,166 square meters and is expected to have a total GFA of 134,900 square meters. We acquired the site in November 2018.

Xingyang Splendid New Project. The land is located in Wangcun Road in Xingyang. It will cover a site area of 34,308 square meters and is expected to have a total GFA of 228,000 square meters. We acquired the site in November 2018.

Suzhou Suhe Bay. The land is located in Wujiang District in Suzhou. It will cover a site area of 16,627 square meters and is expected to have a total GFA of 63,000 square meters. We acquired the site in October 2017.

U.S. Flushing Project. The land is located at 135-35 Northern Blvd in Flushing, Queens, New York, and is currently under planning. It is expected to have a total GFA of 30,112 square meters. We acquired the site in August 2016.

Completed Projects

The following table sets forth each of our completed projects as of December 31, 2018.

Project Name	Location	Type of Products	Completion Date	Total Site Area (m [2] )	Total GFA (m [2] )	Total Number of Units	Number of Units Sold	GFA Sold (m [2] )
Zhengzhou Longhai Star Garden	Zhengzhou	M/H/S	12/2000	11,719	39,975	239	239	39,975
Zhengzhou Xinyuan Splendid:
Zhengzhou Xinyuan Splendid 1A	Zhengzhou	M/S	07/2002	35,444	62,623	484	484	62,623
Zhengzhou Xinyuan Splendid 1B	Zhengzhou	M	04/2004	21,800	43,673	333	333	43,673
Zhengzhou Xinyuan Splendid 2A	Zhengzhou	M	04/2003	23,460	39,996	271	271	39,996
Zhengzhou Xinyuan Splendid 2B	Zhengzhou	M	06/2004	19,295	27,041	86	86	27,041
Zhengzhou Xinyuan Splendid 2C	Zhengzhou	S	04/2004	9,968	21,748	132	132	21,748
Zhengzhou Xinyuan Splendid 3A3B3C	Zhengzhou	M/S	08/2005	51,014	114,774	792	792	114,774
Zhengzhou Xinyuan Splendid Haojinge	Zhengzhou	H	11/2004	8,298	31,089	166	166	31,089
Zhengzhou Xinyuan Splendid City Homestead	Zhengzhou	M	08/2005	23,606	45,378	369	369	45,378
Zhengzhou Xinyuan Splendid Subtotal				192,885	386,322	2,633	2,633	386,322
Zhengzhou City Manor	Zhengzhou	M	03/2006	63,089	118,716	1,633	1,633	118,716
Zhengzhou City Family	Zhengzhou	M	12/2006	21,380	39,226	720	720	39,226
Zhengzhou Central Garden-East	Zhengzhou	M/H/S	09/2007	60,849	165,206	1,624	1,624	165,206
Zhengzhou Central Garden-West	Zhengzhou	M/H/S	09/2007	79,464	190,384	1,796	1,796	190,384
Jinan City Family	Jinan	M	11/2007	47,411	61,065	785	785	61,065
Suzhou Lake Splendid	Suzhou	M/H/S	01/2009	130,945	198,113	2,326	2,326	198,113
Hefei Wangjiang Garden	Hefei	M/H	04/2009	51,939	145,455	1,649	1,649	145,455
Suzhou Colorful Garden	Suzhou	M/H	04/2009	41,365	81,506	970	970	81,506
Jinan Elegant Scenery	Jinan	H/S	06/2009	61,502	100,386	1,127	1,127	100,386
Zhengzhou Finance Square	Zhengzhou	H	06/2009	8,410	67,225	917	917	67,225
Zhengzhou Yipin Xiangshan Phase I	Zhengzhou	M/S	12/2009	57,289	94,249	979	979	94,249
Jinan International City Garden	Jinan	H/S	01/2010	93,928	263,771	4,672	4,639	262,689
Zhengzhou Xinyuan Colorful Garden	Zhengzhou	M/H	01/2010	74,462	191,781	2,233	2,233	191,781
Xuzhou Colorful Garden	Xuzhou	M/H	01/2012	46,777	101,762	858	858	101,762
Suzhou International City Garden	Suzhou	H	12/2011	119,089	204,872	2,436	2,435	204,147
Chengdu Xinyuan Splendid I	Chengdu	H	06/2011	34,007	231,032	4,081	4,081	231,032
Chengdu Xinyuan Splendid II	Chengdu	H	10/2012	30,497	217,009	2,782	2,782	217,009
Zhengzhou Modern City	Zhengzhou	H/S	12/2012	60,556	231,780	2,934	2,934	231,780
Kunshan International City Garden	Kunshan	M/H	12/2012	200,008	497,939	5,133	5,132	497,939
Zhengzhou Yipin Xiangshan Phase II	Zhengzhou	M/S	01/2013	81,345	200,158	2,209	2,209	200,158
Zhengzhou Century East A	Zhengzhou	M/H	12/2013	22,418	76,579	765	764	76,398
Zhengzhou Century East B	Zhengzhou	H	08/2013	51,372	166,462	1,709	1,707	166,462
Zhengzhou Royal Palace	Zhengzhou	M/H	06/2014	45,716	135,920	2,061	2,061	135,920
Suzhou Xin City	Suzhou	H	09/2015	51,246	127,291	1,334	1,334	127,291
Jinan Xinyuan Splendid	Jinan	M/H	10/2015	200,180	572,071	7,387	7,371	564,678
Beijing Xindo Park	Beijing	MU	11/2015	57,862	133,096	1,446	1,397	124,023
Zhengzhou Xin City	Zhengzhou	H	03/2016	61,078	210,724	2,639	2,518	206,631
Xingyang Splendid I	Zhengzhou	H	03/2016	40,782	115,431	1,427	1,102	106,967
Zhengzhou Thriving Family	Zhengzhou	H	04/2016	44,169	131,510	1,913	1,518	129,294
Suzhou Lake Royal Palace	Suzhou	M/H	06/2016	114,624	169,674	1,569	1,567	169,650
Shanghai Royal Palace	Shanghai	H	07/2016	28,600	57,770	622	535	46,406
Chengdu Thriving Family	Chengdu	H	08/2017	75,008	203,378	2,515	2,462	198,101
Sanya Yazhou Bay No.1	Sanya	MU	10/2017	78,765	117,583	1,605	1,322	100,738
Kunshan Royal Palace	Kunshan	M/S/H	11/2017	145,776	280,594	2,658	2,603	278,921
Changsha Xinyuan Splendid	Changsha	H/C	12/2017	89,460	251,057	2,952	2,909	248,910
Xi’an Metropolitan	Xi’an	MU	11/2017	85,118	285,997	2,602	2,440	268,958
Jinan Xin Central	Jinan	MU	11/2017	51,352	194,410	2,715	2,488	183,295
Zhengzhou Xindo Park	Zhengzhou	C	12/2018	40,218	134,391	2,170	2,146	131,999
Henan Xin Central I	Zhengzhou	H	09/2018	86,781	262,208	3,177	2,997	252,388
Zhengzhou Fancy City I	Zhengzhou	H	12/2018	50,656	166,686	1,725	1,461	160,247
Zhengzhou Fancy City II (South)	Zhengzhou	H	12/2018	27,486	84,065	766	765	81,864
Kunshan Xindo Park	Kunshan	H/C	10/2018	47,523	89,003	1,077	1,052	87,951
New York Oosten	New York	S	12/2016	8,094	30,855	216	176	21,549

Total				3,073,200	7,824,687	91,786	89,396	7,694,766

As of December 31, 2018, we have completed 52 projects with a total GFA of approximately 7,824,687 square meters and comprising a total of 91,786 units, more than 97.4% of which have been sold. The status of completed projects in the last three years is discussed below

Zhengzhou Xin City. The land is located south of Yongping Road and east of Kangping Road in the New-East-Zheng District of Zhengzhou. This project covers a site area of 61,078 square meters and is expected to have a total GFA of 210,724 square meters, of which 195,537 square meters are for high-rise buildings, 10,467 square meters are for retail stores, and 4,720 square meters are for basements. We acquired the site in December 2011, commenced construction of this project in March 2013, and began to deliver units in 2015. This project consists of 2,639 units. We started pre-sales in September 2013, and as of December 31, 2018, we had sold 2,518 units with a total GFA of 206,631 square meters.

Zhengzhou Thriving Family. The land is located south of Bairong Road and east of Nangang Road in Zhengzhou. This project covers a site area of 44,169 square meters and is expected to have a total GFA of 131,510 square meters, of which 113,753 square meters are for high-rise buildings, 1,135 square meters are for retail stores, 3,159 square meters are for basements and 13,463 square meters are for public rental housing. We acquired the site in September 2013, commenced construction of this project in April 2014, and delivered it in 2016. This project consists of 1,913 units. We started pre-sales in June 2014, and as of December 31, 2018, we had sold 1,518 units with a total GFA of 129,294 square meters.

Xingyang Splendid I. The land is located south of Zhengshang Road in Xingyang. This project covers a site area of 40,782 square meters and is expected to have a total GFA of 115,431 square meters, of which 115,431 square meters are for high-rise buildings. We acquired the site in November 2013, commenced construction of this project in April 2014, and began to deliver units in 2016. This project consists of 1,427 units. We started pre-sales in May 2014, and as of December 31, 2018, we had sold 1,102 units with a total GFA of 106,967 square meters.

Suzhou Lake Royal Palace. The land is located east of Yinshanhu Road and north of Xingguo Road in the Wuzhong economic development zone in Suzhou. This project covers a site area of 114,624 square meters and is expected to have a total GFA of 169,674 square meters, of which 117,517 square meters are for high-rise buildings, 50,747 square meters are for multi-layer buildings and 1,410 square meters are for retail stores. We acquired the site in September 2013, commenced construction of this project in April 2014, and began to deliver units in 2016. This project consists of 1,569 units. We started pre-sales in July 2014, and as of December 31, 2018 we had sold 1,567 units with a total GFA of 169,650 square meters.

Shanghai Royal Palace. The land is located in Zhaoxiang Town in the Qingpu District of Shanghai. This project covers a site area of 28,600 square meters and is expected to have a total GFA of 57,770 square meters, of which 45,652 square meters are for high-rise buildings and 12,098 square meters are for retail stores. We acquired the site in April 2014, commenced construction of this project in August 2014, and began to deliver units in 2016. This project consists of 622 units. We started pre-sales in January 2015, and as of December 31, 2018, we have sold 535 units with a total GFA of 46,406 square meters.

Chengdu Thriving Family. The land is located in the Huayangyixin Community of Chengdu. This project covers a site area of 75,008 square meters and is expected to have a total GFA of 203,378 square meters, of which 176,477 square meters are for high-rise buildings and 26,901 square meters are for retail stores. We acquired the site in January 2014, commenced construction of this project in June 2014, and began to deliver units in 2016. This project, when completed, will consist of 2,515 units. We started pre-sales in September 2014, and as of December 31, 2018, we had sold 2,462 units with a total GFA of 198,101 square meters.

Sanya Yazhou Bay No.1. The land is located in the Creative Industry Park in the Yacheng Town of Sanya. This project covers a site area of 78,765 square meters and is expected to have a total GFA of 117,583 square meters, of which 105,569 square meters are for high-rise buildings, 9,806 square meters are for multi-layer buildings and 2,208 square meters are for retail stores. We acquired the site in January 2014, commenced construction of this project in November 2014, and began to deliver units in 2016. This project, when completed, will consist of 1,605 units. We started pre-sales in November 2014, and as of December 31, 2018, we had sold 1,322 units with a total GFA of 100,738 square meters.

Kunshan Royal Palace. The land is located east of Xihuan Road and south of Guiyi Road in the Huaqiao Town in Kunshan. This project covers a site area of 145,776 square meters and is expected to have a total GFA of 280,594 square meters, of which 65,179 square meters are for multi-layer buildings, 205,446 square meters are for high-rise buildings, 640 square meters are for basements and 9,329 square meters are for retail stores. We acquired the site in October 2013, commenced construction of this project in October 2013, and began to deliver units in 2015. This project, when completed, will consist of 2,658 units. We started pre-sales in November 2013, and as of December 31, 2018, we had sold 2,603 units with a total GFA of 278,921 square meters.

Changsha Xinyuan Splendid. The land is located on Dongfanghong South Road in the Yuelu District of Changsha. This project covers a site area of 89,460 square meters and is expected to have a total GFA of 251,057 square meters, of which 229,361 square meters are for high-rise buildings and 21,696 square meters are for retail stores. We acquired the site in March 2014, commenced construction of this project in August 2014, and began to deliver units in 2016. This project, when completed, will consist of 2,952 units. We started pre-sales in November 2014, and as of December 31, 2018, we had sold 2,909 units with a total GFA of 248,910 square meters.

Xi’an Metropolitan. The land is located north of Fenghe Road in Xi’an. This project covers a site area of 85,118 square meters and is expected to have a total GFA of 285,997 square meters, of which 207,080 square meters are for high-rise buildings, 16,119 square meters are for retail stores, and 62,798 square meters are for office buildings. We acquired the site in July 2014, commenced construction of this project in December 2014, and began to deliver units in 2016. This project, when completed, will consist of 2,602 units. Pre-sales started in December 2014, and as of December 31, 2018, we had sold 2,440 units with a total GFA of 268,958 square meters.

Jinan Xin Central. The land is located south of Huayuan Road and west of Huaxin Road in Jinan. This project covers a site area of 51,352 square meters and is expected to have a total GFA of 194,410 square meters, of which 99,284 square meters are for high-rise buildings, 32,371 square meters are for retail stores, 51,022 square meters are for office buildings, 6,231 square meters are for public rental housing and 5,502 square meters are for basements. We acquired the site in March 2015, commenced construction of this project in May 2015, and began to deliver units in 2016. This project, when completed, will consist of 2,715 units. We started pre-sales in May 2015, and as of December 31, 2018, we had sold 2,488 units with a total GFA of 183,295 square meters.

Zhengzhou Xindo Park (commercial). The land is located south of Bairong Road and west of Daxue Road in Zhengzhou. This project covers a site area of 40,218 square meters and is expected to have a total GFA of 134,391 square meters, of which 110,077 square meters are for office buildings and 24,314 square meters are for retail stores. We acquired the site in September 2013, commenced construction of this project in January 2015, and began to deliver units in 2017. This project, when completed, will consist of 2,170 units. We started pre-sales in April 2015, and as of December 31, 2018, we had sold 2,146 units with a total GFA of 131,999 square meters.

Henan Xin Central I. The land is located south of Bairong Road and east of Xingyuan Road in Zhengzhou. This project covers a site area of 86,781 square meters and is expected to have a total GFA of 262,208 square meters, of which 211,293 square meters are for high-rise buildings, 16,391 square meters are for retail stores, 26,040 square meters are for public rental housing and 8,484 square meters are for basements. We acquired the site in December 2014, commenced construction in July 2015, and began to deliver units in 2017. This project, when completed, will consist of 3,177 units. We started pre-sales in July 2015, and as of December 31, 2018, we had sold 2,997 units with a total GFA of 252,388 square meters.

Zhengzhou Fancy City I. The land is located south of Dingsheng Road and west of Siji Road, in Zhengzhou. This project covers a site area of 50,656 square meters and is expected to have a total GFA of 166,686 square meters, of which 134,015 square meters are for high-rise buildings, 10,169 square meters are for retail stores, 16,741 square meters are for public rental housing and 5,761 square meters are for basements. We acquired the site in December 2014, commenced construction in September 2015, and began to deliver units in 2017. This project, when completed, will consist of 1,725 units. We started pre-sales in October 2015, and as of December 31, 2018, we had sold 1,461 units with a total GFA of 160,247 square meters.

Zhengzhou Fancy City II (South). The land is located west of Songshan Road within the 4th Ring Road in Zhengzhou. This project covers a site area of 27,486 square meters and is expected to have a total GFA of 84,065 square meters, of which 78,236 square meters are for high-rise buildings, 3,628 square meters are for retail stores and 2,201 square meters are for basements. We acquired the site in April 2016, commenced construction in June 2016, and expect to deliver units in 2018. This project, when completed, will consist of 766 units. We started pre-sales in June 2016, and as of December 31, 2018, we had sold 765 units with a total GFA of 81,864 square meters.

Kunshan Xindo Park. The land is located in the Huaqiao area of Kunshan, which is within the Shanghai Outer Ring Expressway. This project covers a site area of 47,523 square meters and is expected to have a total GFA of 89,003 square meters, of which 72,750 square meters are for high-rise buildings and 16,253 square meters are for retail stores. We acquired the site in April 2016, commenced construction of this project in July 2016, and expect to deliver units in 2018. This project, when completed, will consist of 1,077 units. We started pre-sales in July 2016, and as of December 31, 2018, we had sold 1,052 units with a total GFA of 87,951 square meters.

New York Oosten. The land is located in the Williamsburg neighborhood of Brooklyn, New York, United States. This project covers a site area of 8,094 square meters and is expected to have a total GFA of 30,855 square meters for sub-high-rise buildings. We acquired the site in September 2012, commenced construction of this project in November 2013, and began to deliver units in 2016. This project consists of 216 units. Presales started in June 2014, and as of December 31, 2018, 176 units with a total GFA of 21,549 square meters had been sold.

Properties Held for Lease

Xinyuan Priority Lifestyle Shopping Center. In 2012, we began to hold and manage our first retail property, Xinyuan Priority Lifestyle Shopping Center, located in Zhengzhou city, Henan Province. As part of the Zhengzhou Modern City project, the shopping center has a construction GFA of 47,109 square meters. The shopping center formally opened in September 2013 and provided retail services, including fashion and jewelry, leisure and entertainment, food and beverage, a supermarket, children’s education and other ancillary services, appealing to mid-to-high income customers within a radius of three to five kilometers. We have already set up a team specialized in commercial space planning and execution under the administration of Henan Xinyuan Priority Commercial Management Co., Ltd., one of our subsidiaries that specializes in retail property management.

Xi’an Xinyuan Metropolitan Shopping Center. In 2016, we completed the Xi’an Xinyuan Metropolitan Shopping Center, located in Xi’an, Shaanxi Province. As part of the Xi’an Metropolitan project, the shopping center has a construction GFA of 116,288 square meters. The Xi’an Metropolitan Shopping Center formally opened in December 2016 and provides retail services including fashion, food and beverage, family activities, jewelry and clothing, a movie theater, and education, among other services, appealing to customers within a radius of three to five kilometers. The shopping center is managed by Xi’an Xinyuan Metropolitan Business Management Co. Ltd., one of our subsidiaries that specializes in retail property management.

Xingyang Xindo Park Shopping Center. In 2017, we completed the Xingyang Xindo Park Shopping Center, located in Xingyang, Henan Province. As part of the Xingyang Splendid II project, the shopping center has a construction GFA of 15,419 square meters. The Xingyang Xindo Park Shopping Center formally opened in October 2017 and provides retail services including a supermarket, food and beverage, jewelry and clothing, leisure and entertainment, family activities, a movie theater and other ancillary services, appealing to customers within a radius of three to five kilometers. The shopping center is managed by Henan Xinyuan Priority Commercial Management Co., Ltd., one of our subsidiaries that specializes in retail property management.

Changsha Xindo Park Shopping Center. In 2017, we completed the Changsha Xindo Park Shopping Center, located in Changsha, Hunan Province. As part of the Changsha Xinyuan Splendid project, the shopping center has a construction GFA of 12,187 square meters. The Changsha Xindo Park Shopping Center formally opened in August 2017 and will provide retail services including children’s education, a supermarket, food and beverage, a beauty and fitness center and other ancillary services, appealing to customers within a radius of three to five kilometers. The shopping center is managed by Hunan Huaiwei Business Management Co., Ltd., one of our subsidiaries that specializes in retail property management.

Chengdu Xindo Park Shopping Center. In 2017, we completed the Chengdu Xindo Park Shopping Center, located in Chengdu, Sichuan Province. As part of the Chengdu Thriving Family project, the shopping center has a construction GFA of 18,936 square meters. The Chengdu Xindo Park Shopping Center formally opened in October 2018 and provides retail services including a supermarket, clothing, food and beverage, leisure and entertainment, children’s education, a movie theater and other ancillary services, appealing to customers within a radius of three to five kilometers. The shopping center is managed by Chengdu Xinyuan Commercial Management Co., Ltd., one of our subsidiaries that specializes in retail property management.

Zhengzhou Xindo Park Shopping Center. In 2018, we completed the Zhengzhou Xindo Park Shopping Center, located in Zhengzhou, Henan Province. As part of the Zhengzhou Xindo Park project, the shopping center has a construction GFA of 24,423 square meters. The Zhengzhou Xindo Park Shopping Center formally opened in October 2018 and provides retail services including a supermarket, food and beverage, leisure and entertainment, children’s education, a movie theater and other ancillary services, appealing to customers within a radius of three to five kilometers. The shopping center is managed by Henan Xinyuan Priority Commercial Management Co., Ltd., one of our subsidiaries that specializes in retail property management.

Kunshan Xindo Park Shopping Center. In 2018, we completed the Kunshan Xindo Park Shopping Center, located in Kunshan, Jiangsu Province. As part of the Kunshan Xindo Park project, the shopping center has a construction GFA of 3,904 square meters. The Kunshan Xindo Park Shopping Center is still under planning and provides retail services including a supermarket, food and beverage, children’s education, a movie theater and other ancillary services, appealing to customers within a radius of three to five kilometers.

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

Initial Planning and Budgeting

Once an upcoming land auction or acquisition has been identified, our Land Development Department will conduct a feasibility study based on our collected data as well as preliminary design and pre-planning of the proposed development project on the land site. We will also budget costs and financial requirements for the proposed project to identify whether the land site is suitable for our requirements.

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

To ensure quality property management, we provide property management services to purchasers until they have become statutorily entitled to elect their own property management companies. As of December 31, 2018, owners of all of our developments who had become statutorily entitled to elect their property management companies had continued to choose us to manage their properties.

Our property management services include security, landscaping, building management and management of public facilities and equipment, and additional services, such as cultural activities, housekeeping and repair. We are currently managing approximately 15.57 million square meters, comprising more than 119,862 residential units.

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

We set up a specialized United States project team in 2012, comprised of U.S. local consultants and employees with substantial experience and understanding in various areas of the U.S. real estate market. As of December 31, 2018, we have a team of about eleven people in the United States. Their major responsibilities include project research, land valuation, property development management, contracts, and contract terms verification. We also work with outside consultants and agents familiar with the United States markets.

To date, our acquisitions in the United States have been opportunistic and have not followed a specific development model. Our first property development project in the United States, named the New York Oosten Project, is in the Williamsburg neighborhood of Brooklyn, New York. We commenced construction of the development project in November 2013. We started marketing and pre-sale of our property upon receiving approval from the state attorney general in March 2014. As of December 31, 2018, we delivered 176 of 216 units with a total GFA of 21,549 square meters for a total of US$259.3 million.

In January 2016, we also acquired a parcel of land in midtown Manhattan, New York, for US$57.5 million. The land allows for approximately 10,235 sellable & rentable square meters. Our Hudson Garden project in Manhattan, New York has completed construction up to the 6th floor. With design drawing optimization, the total number of units increased from 82 to 92.

In August 2016, we acquired a parcel of land in the Flushing neighborhood of Queens, New York for US$66.0 million. The land allows for approximately 30,112 sellable & rentable square meters. We continue to progress the planning, governmental approvals and pre-development activities of our ground-up development project of a landmarked property in Flushing, New York. We continue to execute on planning, governmental approvals, and pre-development of our ground-up development project in Flushing, New York. After the Landmark Protection Committee’s approval on our landmark protection plan, we were awarded with a Certificate of Appropriateness.

Our Leased Properties and Real Estate Related Services

Ancillary to our property development operations, we also lease certain properties, including an elementary school, two basements, seven clubhouses, thirteen parking facilities, fifteen kindergartens, seven shopping malls and a department. The rental income of our lease operations represented approximately 0.4%, 0.4%, and 0.4% respectively, of our revenues for the years ended December 31, 2016, 2017 and 2018.

We provide property management services through Xinyuan Science and Technology Service Co., Ltd. For the years ended December 31, 2016, 2017 and 2018, revenues from our real estate related services represented 2.0%, 2.1%, and 2.9% of our total revenue for those periods, respectively.

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

We have registered the trademark of “ 鑫苑 ” and the associated logo for the real estate related service in the PRC. We have also applied the same trademark to other goods and services directly or indirectly related to our business operations, to strengthen the protection of our trademark and brand. All these trademark applications are registered or pending examination and approval. We have also registered the Internet domain name “ www.xyre.com ” and other related domain names.

We own trademarks for “ 鑫苑 ” in the form of Chinese characters and our company logo in the United States, UK, EU, New Zealand, Australia, Singapore, Korea, Hong Kong and Cayman Islands. We also hold the international registration of our company logo issued by the International Trademark System.

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

Our projects are normally required to undergo an environmental impact assessment by government-appointed third parties, and a report of such assessment needs to be submitted to the relevant environmental authorities in order to obtain their approval before commencing construction. Upon completion of each project, the relevant environmental authorities inspect the site to ensure the applicable environmental standards have been complied with, and the resulting report is presented together with other specified documents to the relevant construction administration authorities for their approval and record. Approval from the environmental authorities of such report is required before we can deliver our completed work to our customers. In the past, we have not experienced any difficulties in obtaining those approvals for commencement of construction and delivery of completed projects. However, we cannot assure you that we will not experience any difficulties in the future. See “Item 4. Information on the Company — B. Business Overview — Regulation — China — Regulations on Environmental Protection in Construction Projects.”

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

We operate our business in China under a legal regime consisting of the National People’s Congress, the PRC State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOHURD, MLR, the MOFCOM, the NDRC, the SAIC, the SAFE, and their respective authorized local counterparts.

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

The Regulations on the Grant of State-Owned Construction Land Use Rights through Competitive Bidding, Auction and Listing-for-Sale (formerly known as the Regulation on the Grant of State-Owned Land Use Rights through Competitive Bidding, Auction and Listing-for-Sale ), implemented by the MLR on May 9, 2002 and amended on September 21, 2007, provides that the land for industrial use (except for mining), commercial use, tourism, entertainment and commodity housing development is granted by way of competitive bidding, public auction or listing-for-sale. The land use rights are granted to the bidder with the highest bid/tender in accordance with the terms and conditions of the bid/tender, or to the bidder who can best fulfill the comprehensive evaluation standards of the bid. The successful bidder/tender will then enter into a grant contract with the local land administration authority. Only after the successful bidder/tender has paid the land premium in full under the land grant contract, can the successful bidder/tender apply for the land registration and obtain the land use right certificate.

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

Xinyuan (China) Real Estate, Ltd., Henan Xinyuan Real Estate Co., Ltd., Suzhou Xinyuan Real Estate Development Co., Ltd., Shandong Xinyuan Real Estate Co., Ltd., Henan Xinyuan Wanzhuo Real Estate Co., Ltd., Henan Xinyuan Jiye Real Estate Co., Ltd., Zhengzhou Shengdao Real Estate Co., Ltd., Zhengzhou Jiasheng Real Estate Co., Ltd, Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd., Jinan Xinyuan Wanzhuo Real Estate Co., Ltd., Chengdu Xinyuan Wanzhuo Real Estate Co., Ltd., Beijing Xinyuan Wanzhong Real Estate Co., Ltd., Kunshan Xinyuan Real Estate Co., Ltd., Jiangsu Jiajing Real Estate Co., Ltd., Xuzhou Xinyuan Real Estate Co., Ltd., Xingyang Xinyuan Real Estate Co., Ltd., Sanya Beida Science and Technology Park Industrial Development Co., Ltd., Changsha Xinyuan Wanzhuo Real Estate Co., Ltd., Shanghai Junxin Real Estate Co., Ltd., Tianjin Xinyuan Real Estate Co., Ltd., Henan Xinyuan Guangsheng Real Estate Co., Ltd., Shandong Xinyuan Renju Real Estate Co., Ltd., Henan Xinyuan Quansheng Real Estate Co., Ltd., Henan Xinyuan Shunsheng Real Estate Co., Ltd., Zhengzhou Xinnan Real Estate Co., Ltd., Hunan Erli Real Estate Co., Ltd., Beijing Ruihaorongtong Real Estate Co., Ltd., Hunan Xintian Real Estate Co., Ltd., Zhengzhou Hangmei Zhengxing Technology Co., Ltd., Xi’an Dingrun Real Estate Co., Ltd., Zhengzhou Kangshengboda Real Estate Co., Ltd., Henan Reixin Real Estate Co., Ltd., Taicang Pengchi Real Estate Co., Ltd. and Shaanxi Zhongmao Real Estate Co., Ltd., Jinan Xinyuan Quansheng Real Estate Co., Ltd., Suzhou Yuxi Real Estate Co., Ltd., Suzhou Yefang Real Estate Co., Ltd., Wuhan Yinghexin Real Estate Co., Ltd., Qingdao Keda Real Estate Co., Ltd., Chengdu Guohongteng Real Estate Co., Ltd., Dalian Xinyi Renju Real Estate Co., Ltd., Zhuhai Xinyuan Real Estate Co., Ltd. are registered as real estate development enterprises.

The Notice on Administration of Land and Resource Credit throughout the Province of Anhui Province, which took effect on January 1, 2017, provides that Anhui Administrative Department of Land and Resources at all levels shall check the land and resource credit of citizens, entities or other organizations when granting any administrative permission, determining the qualifications, bidding, purchasing and conducting other relevant administrative activities. Land grant contracts and other related contacts shall contain the provision concerning the penalty against misconducts are registered as real estate development enterprises.

Regulations on Foreign-Invested Real Estate Enterprise

Industrial Restriction

Under Catalogue 2017, the development of tracts of land, the construction and operation of large-scale theme parks, golf courses and villas, high-end hotels, office buildings, international conference centers, and real estate intermediary/agency business have been removed from the category under which foreign investment is restricted. In addition, the construction and operation of large-scale theme parks and the construction of villas and golf courses have been removed from the Catalogue 2017 and the List 2018 as both foreign investments and domestic investments in these items are subject to the same restrictions under the Catalogue of Restricted Land Use Projects (2012 edition) and the Catalogue of Prohibited Land Project (2012 edition). The development and construction of ordinary residential properties, together with other types of real estate-related business, are not specifically mentioned in the catalogue. We have been advised by our PRC counsel that this means that they continue to be permitted by the MOFCOM and the NDRC.

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

Circular 20

On May 4, 2015, the SAFE implemented the Circular of the State Administration of Foreign Exchange on Repealing and Revising the Regulatory Documents concerning the Reform for Registered Capital Registration System, or the Circular 20, which allows foreign-invested real estate enterprises, approved by the local office of the MOFCOM and registered with the MOFCOM before June 1, 2007, whose registered capital that are not paid up in full to process foreign debts.

The Circular of the State Administration of Foreign Exchange on Further Promoting Trade and Investment Facilitation and Improving Authenticity Review was implemented by the SAFE on April 26, 2016, which provides that foreign debt borrowed by non-financial enterprises in China can be settled for use by referring to the foreign-invested enterprises’ foreign debt rules.

Circular 122

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

Shandong Xinyuan Real Estate Co., Ltd., Shandong Xinyuan Renju Real Estate Co., Ltd. and Jinan Xinyuan Wanzhuo Real Estate Co., Ltd., Jinan Xinyuan Quansheng Real Estate Co., Ltd., hold a class I developer qualification jointly. Each of Jiangsu Jiajing Real Estate Co., Ltd., Henan Xinyuan Real Estate Co., Ltd., Zhengzhou Shengdao Real Estate Co., Ltd., Changsha Xinyuan Wanzhou Real Estate Co., Ltd., Xingyang Xinyuan Real Estate Co., Ltd. and Chengdu Guohongteng Real Estate Co., Ltd. is classified as a class II developer. Each of Chengdu Xinyuan Wanzhuo Real Estate Co., Ltd. and Suzhou Xinyuan Real Estate Development Co., Ltd. is classified as a class III developer. Each of Tianjin Xinyuan Real Estate Co., Ltd., Beijing Xinyuan Wanzhong Real Estate Co., Ltd., Xi’an Dingrun Real Estate Co., Ltd., Hunan Xintian Real Estate Co., Ltd., Hunan Erli Real Estate Co., Ltd., Shaanxi Zhongmao Real Estate Co., Ltd. and Beijing Ruihaorongtong Real Estate Co., Ltd. is classified as a class IV developer. Each of Zhengzhou Jiasheng Real Estate Co., Ltd., Kunshan Xinyuan Real Estate Co., Ltd., Xuzhou Xinyuan Real Estate Co., Ltd., Zhengzhou Hangmei Zhengxing Technology Co., Ltd., Sanya Beida Science and Technology Park Industrial Development Co., Ltd., Henan Xinyuan Quansheng Real Estate Co., Ltd., Henan Xinyuan Guangsheng Real Estate Co., Ltd., Henan Xinyuan Shunsheng Real Estate Co., Ltd., Zhengzhou Xinnan Real Estate Co., Ltd., Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd., Zhengzhou Kangshengboda Real Estate Co., Ltd., Taicang Pengchi Real Estate Co., Ltd., Henan Reixin Real Estate Co., Ltd., Suzhou Yuxi Real Estate Co., Ltd., Wuhan Yinghexin Real Estate Co., Ltd. and Dalian Xinyirenju Real Estate Co., Ltd. holds a valid temporary qualification.

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

In accordance with the Implementing Opinions on Strengthening the Management for sale of Urban Commodity Properties, implemented by the People’s Government of Sichuan Province on March 23, 2000, the proceeds from pre-sales of properties must be deposited in a special bank account opened by the developers, may only be used for the relevant construction work and may not be used for other purposes. The relevant banks monitor the use of the proceeds of pre-sales and ensure that the proceeds are used in the designated way.

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

On March 30, 2015, the MOF and the SAT jointly issued the Notice on Adjustment of Business Tax Policies on Individual Transfer of House, or Circular 39, which became effective on March 31, 2015. According to Circular No. 39, individual property owners are exempt from paying business tax on the sale of an ordinary housing if he has owned and held it for at least two years.

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

On October 9, 2014, the MOHURD, the MOF, and the PBOC jointly issued the Circular of MOHURD, MOF and PBOC on Developing the Business of Individual Housing Loan through Housing Fund , which specifies that employees who make their payment of housing fund for consecutive 6 months may apply for individual housing loans through the housing fund and local authorities may raise the amount that a person can apply for under certain conditions.

In light of the weakening in the property market in China, on March 30, 2015, the PBOC, the MOHURD and the CBRC jointly issued the Circular on Issues concerning Individual Residential Mortgage Policies in an effort to stimulate the market. The circular reduces the minimum down payment ratios from 30% to 20% for first home buyers who use the housing provident fund for their purchase and from 60% to 40% for second home buyers with outstanding mortgages who apply for another mortgage. In addition, the circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 30% for their purchase of a second house if all loans are settled on their first home.

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

On September 29, 2015, the MOHURD, the MOF and the PBOC jointly issued the Notice on further improving the Usage Efficiency of Housing Provident Fund, according to which, in the case of any cities with sub-districts avail the housing provident fund with an efficiency index less than 85%, the cities shall increase the housing provident fund loans based on the housing price, loan needs and repayment capacities. The term of the indebtedness can be extended to 5 years after one’s retirement but is limited to 30 years.

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

On February 17, 2016, the MOF, the SAT and the MOHURD jointly issued Circular on Adjusting Deed Tax and Business Tax Policies for Real Estate Transactions. Regarding deed tax, it provides that for first home buyers purchasing the only residence for their families (family members include the buyer, the buyer’s spouse and under-age children, as applicable hereinafter) with an area of 90 square meters or less, the deed tax is reduced to 1%; for a residence with an area of more than 90 square meters, the deed tax is reduced to 1.5%. For second home buyers purchasing a second residence with an area of 90 square meters or less, the deed tax is reduced to 1%; for residences with an area of more than 90 square meters, the deed tax is reduced to 2%. Regarding business tax, it provides that for any individual who sells his/her ordinary housing that is purchased and owned less than two years, full business tax is levied; for an individual who sells his/her ordinary housing purchased and owned not less than two years ago, the business tax is exempted. However, the circular specifies that the policies regarding deed tax and business tax shall not apply to Beijing, Shanghai, Guangzhou and Shenzhen, where the business tax for transfer of residences by individuals as stipulated in the Circular of the Ministry of Finance, and the State Administration of Taxation on Adjusting Business Tax Policies for Transfer of Residences by Individuals still apply. Furthermore, the MOF and the SAT jointly implemented the Circular on Issues concerning the Taxation Basis for Deed Tax, House Property Tax, Land Value-added Tax and Individual Income Tax after the Pilot Collection of Value-Added Tax in Lieu of Business Tax on April 25, 2016 which deducts VAT from the taxation basis of Deed Tax, House Property Tax, Land Value-added Tax and Individual Income Tax.

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

Regulations on Property Management

The Property Management Rules, amended by the PRC State Council on August 26, 2007 and effective as of October 1, 2007 and amended on February 6, 2016, provide that property owners have the right to appoint and dismiss property service enterprises (formerly known as property management enterprises). The rules also establish a regulatory system for property service enterprises, which encompasses the following regulations:

●	the Measures for the Administration of Qualifications of Property Service Enterprises (formerly known as the Measures for the Administration of Qualifications of Property Management Enterprises) amended by the MOHURD and effective as of November 26, 2007, amended on May 4, 2015 and January 21, 2017, provide that property service enterprises must apply to the local branch of the MOHURD and undertake a qualification examination to obtain a Property Service Qualification Certificate. A property service enterprise must pass the Property Service Qualification (formerly known as the Property Management Qualification), or PSQ examination, in order to engage in property management. Property service enterprises are classified as class I, II or III. Different classes of service enterprises have different establishment requirements and may manage different types of premises. However, the Measures for the Administration of Qualifications of Property Service Enterprises expired on March 8, 2018, the qualifications of property service enterprises are cancelled and no administrative approval is required for operating property service.

●	the Measures on the Administration of Bid Soliciting and Bidding Concerning Preliminary Property Management, implemented on June 26, 2003 by the MOHURD, provide that prior to the selection of the Property Owners’ Committee, or the POC, the property developer will select a property management enterprise to provide property management services.

●	the NDRC and the MOHURD jointly implemented the Measures on the Administration of Property Management Service Fees on November 13, 2003, which provide that property management fees will be determined by mutual consent between the POC and the property management enterprise, and set forth in writing in the property management service contract.

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

Xinyuan is a holding company established in the Cayman Islands that operates its business and operations through its subsidiaries. For its operations in each of the PRC and the United States, the Group has a local holding company which owns the operating entities. The Group establishes a separate entity for each development project. In addition, the Group has various subsidiaries which have been created for use in various future ventures. Please refer to Exhibit 8.1 to this Annual Report on Form 20-F for a listing of the Company’s subsidiaries, including country of incorporation. Please refer to Note 1 of our audited consolidated financial statements for the ownership percentages of the Group’s principal subsidiaries.

D.	Property, plant and equipment

Our headquarters and some of our subsidiaries are located in Beijing, China, where we lease approximately 7,331 square meters of office space. We also lease a total of approximately 10,540 square meters of office space in other cities where our subsidiaries are located, which includes approximately 1,383 square meters in Jinan, Shandong Province, 1,966 square meters in Suzhou, Jiangsu Province, 1,136 square meters in Kunshan, Jiangsu Province, 276 square meters in Xuzhou, Jiangsu Province, 4,521 square meters in Zhengzhou, Henan Province, Shaanxi Province, 776 square meters in Changsha, Hunan Province, 367 square meters in New York and 115 square meters in Malaysia.

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

Overview

Since our inception in 1997, we have completed 52 projects with total GFA of 7,824,687 square meters. As of December 31, 2018, we had 42 projects in 14 cities in China and the United States with estimated total GFA of 7,541,823 square meters under construction and planning, of which 29 projects with estimated total GFA of 4,480,111 square meters were under construction. As of December 31, 2017, we had 28 projects in 14 cities in China and the United States with estimated total GFA of 5,162,576 square meters under construction and planning, of which 19 projects with estimated total GFA of 3,126,063 square meters were under construction. As of December 31, 2016, we had 24 projects in 11 cities in China and the United States with estimated total GFA of 4,138,924 square meters under construction and planning, of which 17 projects with estimated total GFA of 3,566,254 square meters were under construction.

Our total revenue, derived primarily from sales of residential real estate, was US$1,561.6 million in 2016, US$1,976.9 million in 2017, and US$2,217.6 million in 2018. Our net income was US$79.5 million, US$80.1 million, and US$106.0 million, respectively, for the same periods. We acquire land in China primarily through auctions of government land and acquisition of landowning entities. These acquisition methods allow us to obtain unoccupied land with unencumbered land use rights, which in turn enables us to save the time and expenses associated with protracted legal processes to obtain title, demolition and re-settlement and to commence construction quickly.

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

Principal Factors Affecting Our Results of Operations

Economic growth and demand for residential property in China and since 2012, in the United States

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the cities where we operate. As of December 31, 2018, 97.4% of the units in our completed projects have been sold. We have periodically experienced some volatilities in demand due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices, such as the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market announced by the General Office of the PRC State Council in February 2013 which, among others, requires an individual income tax at a rate of 20% on gains generated from the sale of a self-owned property (See “Item 4. Information on the Company — B. Business Overview — Regulation — China — Regulations on Real Estate Financing”). However, we expect continuing economic growth in China, rising disposable income levels and population growth in our target cities to support demand for residential properties over the next several years. If we continue to expand our business operations in the United States, trends and development in the U.S. economy, including developments in the United States housing markets, will become increasing important to our business and results of operations.

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

The General Office of the PRC State Council implemented the Circular on Issues Relevant to Improving the Regulation and control of the Real Property Market on January 26, 2011, which provided, among other things, that for a household purchasing a second residential household property utilizing mortgage financing, the down payment must be at least 60% of the purchase price, and that provinces and cities where housing prices are too high must promulgate policies to limit the purchase of residential properties.

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

Moreover, a substantial portion of our customers depend on mortgage financing to purchase our properties. Although government policies have generally fostered the growth of private home ownership, regulations have been adopted in recent years to tighten and then loosen mortgage lending rules. For example, on September 29, 2014, the PBOC and CBRC issued the Circular of PBOC and CBRC on Further Improving Financial Services for Housing, among other incentive policies, which specifies that the minimum down payment percentage is 30% for purchasers of a first residential property for their households, and the minimum loan interest rate is 70% of the benchmark rate, to be determined by banking financial institutions in light of risk conditions. For purchasers of a second residential property for their households who have paid up the loan that financed the acquisition their first house who apply again to for a loan to finance the purchase of an ordinary commodity house for the purpose of improving their living conditions, the loan policies for the first house shall apply. In light of the weakening in the property market in China, however, the PBOC, the MOHURD and the CBRC jointly issued the Circular on Issues concerning Individual Residential Mortgage Policies on March 30, 2015, which came into effect on March 31, 2015, as a measure to shore up the market. The circular reduces the minimum down payment ratios from 30% to 20% for first home buyers who use the housing provident fund for their purchase and from 60% to 40% for second home buyers with outstanding mortgages who apply for another mortgage. In addition, the circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 30% for their purchase of a second house if all loans are settled on their first home.

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

Location, number and type of our property developments

The amount of revenue we record in any given period is affected by a number of factors, including the number, type and location of properties we have under construction and their stage of completion, whether the completed units have been sold and the realized selling prices for such units. The average selling prices of our projects vary depending on the types and sizes of the units sold and on the location of the projects. As the overall development moves closer to completion, the sales prices tend to increase because a more established residential community is offered to purchasers. The type of property development affects the estimated construction period of the project, which largely determines the revenue recognition method we apply. Revenue recognized in any period under the full accrual method depends on the number, aggregate GFA and average selling prices of units completed and sold during the period. Revenue recognized in any period on an over time basis depends on contracted sales of units in the relevant project and the completion progress of a project (measured by the ratio of cost incurred to total estimated cost). As the completion and sales of our projects are not spread evenly over time, our results of operations may differ significantly from period to period.

Availability and cost of financing

Like other property developers, we require substantial capital investment for the acquisition of land use rights and the construction of our projects. Our ability to secure financing for such purposes affects the number of projects we are able to develop at any time. Over the past ten years, the PBCO has alternatively tightened or loosened the credit supply by increasing or decreasing the reserve requirement ratios of commercial banks and financial institutions. Any future increases in the reserve requirement ratio will reduce the amount of commercial bank credit available to businesses in China and may affect our ability to obtain sufficient funding from banks to finance our business expansion. The cost of our financing also affects our operating results. We typically obtain bank borrowings for up to 65% of the cost of our land use rights to fund PRC project developments after we receive the required permits. Interest rates on our commercial bank borrowings vary and are linked to benchmark lending rates published by the PBOC, which fluctuate from time to time.

In addition to bank debt, we obtain financing through the issuance of debt securities and through onshore corporate bonds issued by our subsidiary, Xinyuan China. As of December 31, 2018 we had outstanding US$1,050.2 million aggregate principal amount of Senior Secured Notes with interest rates ranging from 7.75% to 9.875%. Also as of December 31, 2018, Xinyuan China had outstanding US$356.9 million in corporate bonds. For more detailed discussion of the bank borrowing and debt securities, see Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.

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

Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites increases, the auction mechanism tends to lead to higher prices. In 2016, 2017 and 2018, land use rights costs, including auction price and taxes, constituted 35.6%, 39.7%, and 42.2% respectively, of our costs of revenue. During 2018, we incurred an aggregate of US$951.7 million for land acquisitions in China, including deposits for potential acquisitions under the negotiated land acquisition model.

We acquire our developments sites or land held for sale in the United States generally through off-market transactions, including resales and distressed sales. During 2018, we did not purchase any new property in the United States.

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

Our execution capability to support business expansion

Since 2006, we have been expanding our residential property development operations from Zhengzhou in Henan Province into other high growth cities, we plan to expand into additional high growth cities as suitable opportunities arise. The development of real estate projects across additional high growth cities will impose significant demand on our management and other operational resources. Moreover, we will face increased competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of our targeted high growth cities has its own market conditions, customer requirements and local regulations related to the real estate industry. In addition, while our primary focus continues to be residential real estate markets in the high growth cities in China, we have expanded into the U.S. market. Our expansion in the U.S. market, which is significantly different from China in terms of market conditions, regulatory compliance requirement and customers, imposes significant demands on our management and other operational resources. In 2014, we acquired 100% of the shares of a Malaysian company, which owns offshore land fill development rights for a total areas of 170 acres (approximately 687,966 square meters). On March 21, 2018, we acquired from ED Group, a 50% equity stake in MDL, the developer of the Madison Project, via our wholly-owned subsidiary Xinyuan International (HK) Property Investment Co., Limited for a total consideration of GBP29.5 million equivalent to US$41.4 million. We have no development experience in Malaysia and England, nor have we ever engaged in landfill reclamation projects. Such expansion also imposes significant demands on our capital and management resources to develop and generate future revenues from projects. The success of our business expansion depends on our ability to develop, market and deliver quality development projects on time. In addition, the progress and costs of a development project can be adversely affected by many factors, such as delays in obtaining necessary licenses, permits or approvals from relevant government authorities, failure by local contractors to comply with our designs, specifications or standards, and disputes with our third-party contractors. As we are not permitted to commence pre-sales in China until we have reached certain milestones in the construction progress for a project, any significant delay in construction could restrict our ability to pre-sell our properties, which could extend the recovery period for our investments. This, in turn, could have an adverse effect on our cash flow, investment returns, results of operations and financial position.

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

	Year Ended December 31,
	2016		2017		2018
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Real estate sales	1,524,969	97.7	1,924,561	97.4	2,139,371	96.5
Real estate leasing	5,946	0.4	8,733	0.4	9,585	0.4
Real estate management services income	30,023	1.9	41,738	2.1	63,447	2.9
Other revenue	687	0.0	1,875	0.1	5,148	0.2
Total revenue	1,561,625	100.0	1,976,907	100.0	2,217,551	100.0

The impact of foreign exchange rate variances on reported revenues in U.S. dollars was a favorable 2.1% for the year ended December 31, 2018, compared to an adverse 1.7% for the year ended December 31, 2017. These variances were due to the appreciation of the RMB versus the U.S. dollar during 2018 was heightened as compared to 2017.

Real estate sales

Real estate sales represent revenues from the sales of residential properties we develop and acquire. Throughout this annual report, real estate sales are stated net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$30.1 million, US$21.7 million, and US$21.4 million for 2016, 2017 and 2018, respectively. Beginning May 1, 2016, a value added tax instead of the business tax was levied on the relevant contracted sales value at the rate of 5% or 11%. Beginning May 1, 2018, the rates of value added tax was levied on the relevant contracted sales value at the rate of 5% or 10%.

For the year ended December 31, 2017, we recognized all our real estate sales revenues in China under the percentage of completion method (“POC”). On January 1, 2018, the Company adopted ASC 606: Revenue from Contracts with Customers (“ASC 606”) issued by the Financial Accounting Standards Board. The Company adopted the guidance using the modified retrospective approach for the year ended December 31, 2018. Under the new revenue recognition standards, revenue from domestic real estate sales under the previous contract terms, which used to be recognized over time under POC method, was not recognized until title is transferred when the Company does not have the enforceable right to payment, therefore, the revenue, cost and retained earnings decreased; on the other hand, the balance of real estate properties under development and customer deposits increased. For the year ended December 31, 2017 and 2018, all the revenues related to projects in the U.S. were recognized until title is transferred.

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

Costs of revenues

The following table sets forth a breakdown of our costs of revenues for the period indicated:

	Year Ended December 31,
	2016		2017		2018
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Cost of real estate sales
Land use rights costs	428,260	35.6	602,399	39.7	676,284	42.2
Construction costs	746,312	62.0	871,668	57.4	860,689	54.1
Total cost of real estate sales	1,174,572	97.6	1,474,067	97.1	1,543,973	96.3

Cost of real estate leasing	3,683	0.3	11,006	0.7	9,349	0.6
Cost of real estate management services	24,281	2.0	31,647	2.2	44,620	2.8
Other costs	1,100	0.1	559	–	4,131	0.3
Total Costs of revenues	1,203,636	100.0	1,517,279	100.0	1,602,073	100.0

Cost of real estate sales

Cost of real estate sales consist primarily of land use rights costs and construction costs. Impairment charges, if any, are also recorded under cost of real estate sales. Cost of real estate sales are capitalized and allocated to development projects using the specific identification method. When the full accrual method of revenue recognition is applied, cost of sales is recognized by determining the ratio of the area of the relevant units completed and sold to the estimated total project area, and applying that ratio to the estimated total project costs. When the over time basis of revenue recognition is applied, capitalized costs are released to our statement of comprehensive income based on the completion progress of a project.

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

Construction costs. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for flexible payments which cover substantially most of all labor, materials, fittings and equipment costs, subject to adjustments for certain prescribed contingencies, such as design changes during the construction process or changes in government-suggested steel prices or cement prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we directly purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$103.4 million, US$139.3 million, and US$135.3 for 2016, 2017 and 2018, respectively.

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

For the years ended December 31, 2016, 2017 and 2018 we did not recognize any impairment for our active projects, consisting of projects under construction or planning or completed or held for lease.

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

As of December 31, 2018, we employed 107 full-time sales and marketing personnel. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

•	staff salaries and benefits, quarterly and annual bonuses, and stock-based compensation;

•	traveling and office expenses;

•	professional fees, such as audit and legal fees; and

•	other expenses.

Interest Income

Interest income represents interest earned on mainly on our bank balances.

Interest Expenses

Interest expense includes (i) US$300 million principal amount of our 8.125% notes due 2019 (the "August 2019 Senior Secured Notes"), US$300 million principal amount of our 7.75% notes due 2021 (the "February 2021 Senior Secured Notes"), US$300 million principal amount of our 8.875% notes due 2020 (the "November 2020 Senior Secured Notes"), US$200 million principal amount of our 9.875% notes due 2020 (the "March 2020 Senior Secured Notes"), US$338 million principal amount of our public onshore bonds (which was partially redeemed early in 2018), US$476 million principal amount of our non-public onshore bonds (which was partially redeemed early in 2018), and US$189.8 million principal amount from loans from non-controlling shareholders of certain of our subsidiaries, (ii) amortization of debt issuance cost, and (iii) interest expense on capital leases.

Except for U.S. dollar-denominated borrowings from the following: US$113.5 million from The Bank of East Asia, US$59.5 million from Kent EB-5. LLC, and US$24.0 million from The Bank of Ozarks and US$1.8 million from The Bank Direct Capital Finance, all of our borrowings are granted by PRC commercial banks or financing institutions and denominated in RMB. Our senior secured notes (see below) are also denominated in U.S. dollar. Interest rates on our long-term PRC bank borrowings are typically variable and linked to benchmark rates published by the PBOC. Our weighted average interest rate on short-term bank loans and other debt as of December 31, 2018 was 10.68%. As of December 31, 2018, the PBOC benchmark rate for a one-year loan was 4.35% per annum and those for loans of more than one year ranged from 4.75% to 4.9% per annum. The above-mentioned borrowings from oversea branches of PRC banks are secured by RMB deposits in PRC banks’ local branches and bear interest rates ranging from LIBOR plus 1.1% to LIBOR plus 1.25%.

The August 2019 Senior Secured Notes in the principal amount of US$300 million bear interest at the fixed rate of 8.125% per annum. The February 2021 Senior Secured Notes in the principal amount of US$300 million bear interest at a fixed rate of 7.75% per annum. The November 2020 Senior Secured Notes in the principal amount of US$300 million bear interest at a fixed rate of 8.875% per annum. The March 2020 Senior Secured Notes in the principal amount of US$300 million bear interest at a fixed rate of 9.875% per annum. The loans from non-controlling shareholders of certain of our subsidiaries amount to US$189.8 million and bear interest at rates of up to 10.3192% per annum.

 For the year ended December 31, 2018, out of total interest costs incurred, US$99.2 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2018 Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$281.8 million for the year of 2018, including US$271.8 million of interest on loans and notes, US$8.6 million of amortization of debt issuance costs and US$1.4 million of amortization of aircraft finance lease related interest.

For the year ended December 31, 2017, out of total interest costs incurred, US$66.2 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2017 Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$ 203.5 million for the year of 2017, including US$197.4 million of interest on loans and notes, US$ 4.4 million of amortization of debt issuance costs and US$ 1.7 million of amortization of aircraft finance lease related interest.

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

As of December 31, 2017 and 2018, the Group has a 1.85% investment in Zhengzhou Lianhe Real Estate Co., Ltd. The Group does not exercise significant influence over Zhengzhou Lianhe Real Estate Co., Ltd. and therefore, the Group accounts for the investment as nonmarketable equity security. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible. The Company adopted ASU 2016-01 and elected to record equity investments without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the Company. There were no material adjustments for observable price change or impairment related to these investments for the year ended December 31, 2018.

On January 11, 2016, the Group together with two other entities established a joint venture called Shenzhen Zhong An Financial Lease Co., Ltd. (“Shenzhen Zhong An”), in which the Group holds a 25% equity interest. The purpose of the joint venture is to undertake financial lease businesses. For the year ended December 31, 2018, dividend received amounted to nil (2016: nil; 2017: US$137,737).

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

On January 18, 2017, the Group acquired 51% equity interest in Zhengzhou Hangmei. Zhengzhou Hangmei, a consolidated subsidiary, holds a 3.75% equity interest of Zhengzhou Taike Real Estate Co., Ltd. amounting to US$738,073. The Group does not exercise significant influence over Zhengzhou Taike Real Estate Co., Ltd. and therefore, the Group accounted for the investment as nonmarketable equity security. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible. The Company adopted ASU 2016-01 and elected to record equity investments without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the Company. There were no material adjustments for observable price change or impairment related to these investments for the year ended December 31, 2018.

On April 19, 2017, the Company signed an agreement to acquire up to 70% equity interest of Qingdao Huiji Zhihui City Industrial Development Co., Ltd. (“Qingdao Huiju”), which is developing a real estate project in Qingdao city from Beijing Huiju Technology Industry Development Co., Ltd., a non-affiliated company for a consideration of US$505.2 million. As of December 31, 2018, US$505.2 million had been paid in exchange for 49% equity interest that has been transferred to the Company. Based on the articles of association, the Company cannot exercise control of Qingdao Huiju until it acquires the entire 70% equity interest, but has the ability to exercise significant influence over Qingdao Huiju’s operating and financial decisions and accounted for it as an equity method investment.

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

On December 27, 2017, the Company with a non-affiliated company, established a limited partnership, called Wuhu Penghua Tenth Investment Center (Limited Partnership) (“Wuhu Penghua”), where the Company and the other partner invested US$367.3 million and US$153.0 million in cash, respectively. The other partner holds substantive participating rights whereas the Company only exercises significant influence, and therefore, accounted for its investment in Wuhu Penghua under the equity method. In December 2017, Wuhu Penghua and the Company made capital contributions amounting to US$6.9 million and US$0.8 million, representing a 90% and 10% equity interest in Chengdu Xinyuan Renju Enterprise Management Co., Ltd. (“Chengdu Renju”), respectively. The Company exercises significant influence and accounted for its investment in Chengdu Renju using equity method. On September 6, 2018, Wuhu Penghua returned to the non-affiliated partner its related investment contribution resulting in the Company becoming the sole owner of the WuhuPenghua and Chengdu Renju. Therefore, management assessed that the acquisition constitutes an acquisition of business according to ASC805, Business combinations

On March 20, 2018, the Company acquired 16.66% equity interest in Suzhou Hengwan Real Estate Co., Ltd (“Suzhou Hengwan”), which is developing a real estate project in Suzhou city from Suzhou Hengwan Enterprise Management Consulting Co., Ltd., a non-affiliated company for a consideration of US$18.6 million. In the second half of 2018, Suzhou Hengwan returned US$7.3 million of capital to the Company. Based on the articles of association, the Company cannot exercise control of Suzhou Hengwan, but has the ability to exercise significant influence over Suzhou Hengwan’s operating and financial decisions and accounted for it as an equity method investment.

On March 21, 2018, the Company acquired 50% equity interest in Madison Developments Limited (“MDL”), which is developing a real estate project in London, England from ED Jersey Limited, a non-affiliated company for a consideration of US$19.1 million. Based on the articles of association, the Company cannot exercise control of MDL, but has the ability to exercise significant influence over MDL’s operating and financial decisions and accounts for it as an equity method investment.

On April 26, 2018, the Company acquired 51% equity interest in Henan Qingning Apartment Management Co., Ltd. (“Henan Qingning”), which is operating rental apartments in Henan Province, from one natural person and Henan Yangjian Industry Co., Ltd., a non-affiliated company, for a consideration of US$3.8 million. Based on the articles of association, the Company cannot exercise control of Henan Qingning, but has the ability to exercise significant influence over Henan Qingning’s operating and financial decisions and accounted for it as an equity method investment.

On May 31, 2018, the Company acquired 19.99% equity interest in Suzhou Litai Real Estate Co., Ltd (“Suzhou Litai”), which is developing a real estate project in Suzhou city from Yongwei Real Estate (Suzhou) Co., Ltd., a non-affiliated company, for a consideration of US$9.3 million. Based on the articles of association, the Company cannot exercise control of Suzhou Litai, but has the ability to exercise significant influence over Suzhou Litai’s operating and financial decisions and accounted for it as an equity method investment.

On June 22, 2018, the Company together with a non-affiliated company, Huzhou Tianhong Real Estate Development Co., Ltd, established a joint venture, Huzhou Xinhong, in which the Company holds a 78.46% equity interest. Based on the articles of association, the Company cannot exercise control of Huzhou Xinhong, but has the ability to exercise significant influence over Huzhou Xinhong’s operating and financial decisions and accounted for it as an equity method investment.

On May 27, 2015, the Company together with a non-affiliated company, Nanjing Starry Sky Studios Management Co., Ltd. established a joint venture Starry Sky, in which the Company holds a 51% equity interest. The purpose of the joint venture is to operate movie theatres. On October 18, 2018, for the best interests of the Company, the Company and its non-affiliated joint venture partner agreed that advances amounting to US$2.4 million for operational needs due from Nanjing Starry Sky should be converted to an additional 19.77% equity interest. Therefore, as of October 18, 2018, the Company’s accumulated equity interest in Starry Sky is 70.77%. Based on the latest articles of association, the Company still cannot exercise control of Starry Sky, but has the ability to exercise significant influence over Starry Sky’s operating and financial decisions and accounted for it as an equity method investment.

As of December 31, 2018, the Group’s investment in the investees in the aggregate exceeded its proportionate share of the net assets of the equity method investee by nil (December 31, 2017: nil). This difference, if any, represents equity method goodwill and therefore, is not amortized. For the year ended December 31, 2018, the Group recognized investment loss amounting to US$9.4 million (2016: US$0.3 million; 2017: US$1.7 million), mainly consisting of Wuhu Penghua and Chengdu Renju amounting to US$3.7 million, Wuhu Penghong amounting to US$1.3 million, Qingdao Huiju amounting to US$1.1 million and Starry Sky amounting to US$1.0 million, respectively. As of December 31, 2017 and 2018, there was no material impairment related to these investments.

Net Loss on Debt Extinguishment

On October 18, 2016, the Company redeemed the 13.25% senior notes due 2018 (the "May 2018 Senior Secured Notes") for a total redemption amount of US$206,237,340 consisting of the entire outstanding principal balance, interest to the redemption date and debt extinguishment loss amounting to US$183,000,000, US$11,113,590 and US$12,123,750 (equal to 6.625% of the outstanding principal amount) respectively. The Company funded the redemption using the proceeds from the issuance of the August 2019 Senior Secured Notes.

On July 10, 2017, the Company redeemed the 13% senior notes due 2019 (the "June 2019 Senior Secured Notes") for a total redemption amount of US$215,456,000 consisting of the entire outstanding principal balance, interest to the redemption date and debt redemption price amounting to US$200,000,000, US$2,456,000 and US$13,000,000 (equal to the 6.5% of the outstanding principal amount), respectively. The Company recognized loss on extinguishment of debt amounting to US$15,879,702, consisting of both the debt redemption price amounting to US$13,000,000 and unamortized deferred debt issuance costs amounting to US$2,879,702. The Company funded the redemption using the proceeds from the issuance of the February 2021 Senior Secured Notes.

From November 19, 2018 to November 30, 2018, the Company redeemed the First Tranche Bonds for a total principal amount of RMB 0.6 billion (US$87 million). The Company recognized loss on extinguishment of debt amounting to US$6,518,487, consisting of both the debt redemption price amounting to US$6,509,574 and unamortized deferred debt issuance costs amounting to US$8,913.

From December 14, 2018 to December 21, 2018, the Company redeemed the Second Tranche Bonds for a total principal amount of RMB 0.4 billion (US$58 million). The Company recognized loss on extinguishment of debt amounting to US$4,775,500, consisting of both the debt redemption price amounting to US$4,773,284 and unamortized deferred debt issuance costs amounting to US$2,216.

From August 1, 2018 to August 3, 2018, the Company redeemed the New Tranche for a total principal amount of RMB 1.05 billion (US$153 million). The Company recognized loss on extinguishment of debt amounting to US$5,989,710, consisting of both the debt redemption price amounting to US$5,710,866 and unamortized deferred debt issuance costs amounting to US$278,844.

On March 20, 2018, the Company redeemed the 2017 Tranche for a total principal amount of RMB0.5 billion (US$73 million). The Company recognized loss on extinguishment of debt amounting to US$3,782,353, consisting of both the debt redemption price amounting to US$3,494,557 and unamortized deferred debt issuance costs amounting to US$287,796.

On September 21, 2018, the Company redeemed the 2018 Tranche for a total principal amount of RMB0.4 billion (US$58 million). The Company recognized loss on extinguishment of debt amounting to US$3,599,937, consisting of both the debt redemption price amounting to US$3,291,086 and unamortized deferred debt issuance costs amounting to US$308,851.

From August 31, 2018 to December 31, 2018, the Company redeemed the August 2019 Senior Secured Notes for a total principal amount of US$11.9 million. The Company recognized gain on extinguishment of debt amounting to US$511,919, consisting of the gain from the difference between repurchase price and principal amount of the debt amounting to US$577,449 and the loss from unamortized deferred debt issuance costs amounting to US$65,530.

From August 31, 2018 to December 31, 2018, the Company redeemed the February 2021 Senior Secured Notes for a total principal amount of US$25.4 million. The Company recognized gain on extinguishment of debt amounting to US$2,642,710, consisting of the gain from the difference between repurchase price and principal amount of the debt amounting to US$3,043,135 and the loss from unamortized deferred debt issuance costs amounting to US$400,425.

On August 31, 2018, the Company redeemed the November 2020 Senior Secured Notes for a total principal amount of US$0.2 million. The Company recognized gain on extinguishment of debt amounting to US$20,906, consisting of the gain from the difference between repurchase price and principal amount of the debt amounting to US$24,105 and the loss from unamortized deferred debt issuance costs amounting to US$3,199.

On August 31, 2018, the Company redeemed the March 2020 Senior Secured Notes for a total principal amount of US$0.2 million. The Company recognized gain on extinguishment of debt amounting to US$46,502, consisting of the gain from the difference between repurchase price and principal amount of the debt amounting to US$49,500 and the loss from unamortized deferred debt issuance costs amounting to US$2,998.

Income Taxes

The following table sets forth the components of income taxes for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Corporate income tax	70,286	81.5	103,302	91.3	141,400	97.9
Land appreciation tax	33,254	38.5	40,204	35.6	62,996	43.6
Deferred tax benefit	(17,292)	(20.0)	(30,389)	(26.9)	(59,949)	(41.5)
Income taxes	86,248	100.0	113,117	100.0	144,447	100.0

For an explanation of deferred tax benefit, see Notes 2(v) and 14 of the consolidated financial statements included elsewhere in this annual report on Form 20-F. For a discussion of corporate income tax and land appreciation tax, see below.

Corporate Income Tax and Unrecognized Tax Benefit

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

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

We have made provision for the corporate income tax, or CIT, payable by our PRC subsidiaries based on the statutory income tax rate of 25%, after appropriate adjustments to our taxable income used in the calculation. The difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis had been treated as an unrecognized tax benefit under ASC 740-10 “ Income Tax ,” or ASC 740-10, which has a balance of US$45.9 million as of December 31, 2018. The increase in the current year liability for unrecognized tax benefits is attributable to deemed interest income from subsidiaries of the Company during the year amounting to US$15.5 million, which was partially offset by US$0.8 million due to the liquidation of a company.

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

On May 30, 2014, the Modern City project developed by Henan Xinyuan Real Estate Co., Ltd., completed the LAT final settlement with the local tax bureau. We received a tax clearance certificate, which confirmed that our accrual under the deemed profit method was adequate and there was no additional tax adjustments assessed by the local tax bureau as of May 30, 2014. Based on the above, management performed a reassessment and concluded that the likelihood of the deemed profit method being overturned is only reasonably possible, and accordingly reversed the LAT liability accrued for the project amounting to US$16.2 million as of December 31, 2014. Our estimate for the reasonably possible contingency for LAT related to the Modern City project amounted to US$16.2 million and US$16.2 million, respectively, as of December 31, 2015 and December 31, 2016. The statute of limitation has lapsed as of May 30, 2017 and therefore, there is no related contingency as of December 31, 2018.

For the years ended December 31, 2018, we have made provision for LAT with respect to properties sold up to December 31, 2018 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

Share-based Compensation Expense

We have three share-based compensation plans: (1) our 2007 long-term incentive plan (which expired in 2017 but for which options remain outstanding), (2) our 2014 Restricted Stock Unit Plan and (3) our 2015 incentive plan. Under our 2007 long-term incentive plan, as of December 31, 2018, 320,138 options remain outstanding and exercisable. Under our 2014 Restricted Stock Unit Plan, we have granted 11,015,118 restricted common shares to employees and directors that vest ratably over a three year service vesting period. Under our 2015 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 20,000,000 common shares. As of December 31, 2018, 2,796,734 options remain outstanding and exercisable. As of December 31, 2018, 14,865,808 shares remained eligible for future grants under the plan.

We charged compensation cost of US$7.8 million, US$4.9 million, and US$3.4 million as of December 31, 2016, December 31, 2017 and December 31, 2018 in the general and administrative expenses. For a description of the grants under each of the plans, see Note 15 of the consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents a summary of our consolidated statements of comprehensive income by amount and as a percentage of our total revenue during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2016		2017		2018
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue	1,561,625	100.0	1,976,907	100.0	2,217,551	100.0
Costs of revenue	(1,203,636)	(77.1)	(1,517,279)	(76.8)	(1,602,073)	(72.2)
Gross profit	357,989	22.9	459,628	23.2	615,478	27.8
Selling and distribution expenses	(58,214)	(3.7)	(75,724)	(3.8)	(83,592)	(3.8)
General and administrative expenses	(120,416)	(7.7)	(136,845)	(6.9)	(156,456)	(7.1)

Operating income	179,359	11.5	247,059	12.5	375,430	16.9
Interest income	20,917	1.3	16,859	0.9	31,226	1.4
Interest expense	(29,857)	(1.9)	(66,153)	(3.3)	(99,246)	(4.5)
Exchange gains /(loss)	459	–	757	–	(25,678)	(1.2)
Other income	4,540	0.3	2,326	0.1	1,742	0.1
Share of loss of equity investees	(325)	–	(1,710)	(0.1)	(9,374)	(0.4)
Net loss on debt extinguishment	(12,124)	(0.8)	(15,880)	(0.8)	(21,444)	(1.0)
Net realized gain/(loss) on short-term investments	2,506	0.2	7,874	0.4	(3,407)	(0.2)
Unrealized gain on short-term investments	235	–	2,096	0.1	1,150	0.1
Income from operations before income taxes	165,710	10.6	193,228	9.8	250,399	11.2
Income taxes	(86,248)	(5.5)	(113,117)	(5.7)	(144,447)	(6.5)
Net income	79,462	5.1	80,111	4.1	105,952	4.7

Net income attributable to non-controlling interest	(6,485)	(0.4)	(16,484)	(0.8)	(32,917)	(1.5)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	72,977	4.7	63,627	3.3	73,035	3.2

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue

Revenue increased by US$240.7 million, or 12.2%, to US$2,217.6 million for the year ended December 31, 2018 from US$1,976.9 million for the year ended December 31, 2017.

Real estate sales

Revenue from real estate sales increased by US$214.8 million, or 11.2%, to US$2,139.4 million for the year ended December 31, 2018 from US$1,924.6 million for the year ended December 31, 2017, primarily due to the revenues from the sales of units in 2018 new projects (for example, Xinyuan Golden Water view city, Tianjin Spring Royal Palace II and Zhengzhou Intemational New City III D) as well as the effect of the adoption of ASC 606 on a modified retrospective basis.

Revenues related to the projects in the United States are recognized under the full accrual method. For the year ended December 31, 2017, revenue was recognized in the amount of US$98.8 million for the sale of 66 of 216 finished condominium units located in Brooklyn, New York. For the year ended December 31, 2018, revenue was recognized in the amount of US$8.8 million for the sale of 4 of 216 finished condominium units located in Brooklyn, New York.

The following table sets forth the percentage of completion, the percentage sold and related revenues for our pre-sold projects for each of the years ended December 31, 2017 and 2018. The revenues for our 2018 new pre-sold projects are recognized on an over time basis in 2018 upon the adoption of ASC 606 (the percentage of completion method in 2017) and recognized under the full accrual method in the United States. For information regarding revenue recognition on an over time basis and the full accrual methods, see “Critical Accounting Policies,” below.

Project	Total GFA	Percentage Complete as of December 31,(1)		Percentage Sold(2) Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2017	2018	2017	2018	2017		2018
	m [2]	%	%	%	%	US$	%(3)	US$	%(4)
Chengdu Segment
Chengdu Xinyuan Splendid I	231,032	100.0	100.0	98.7	99.0	3,277,190	0.2	939,171	–
Chengdu Xinyuan Splendid II	217,009	100.0	100.0	99.9	99.9	–	–	(628)	–
Chengdu Thriving Family	203,378	98.8	98.8	54.7	70.0	75,776,980	3.9	49,529,230	2.3
Chengdu Xinyuan City (5)	742,626	–	30.4	–	6.4	–	–	30,248,316	1.4
Jiangsu Segment
Suzhou International City Garden	204,872	100.0	100.0	99.5	99.5	–	–	–	–
Suzhou Lake Splendid	198,113	100.0	100.0	100.0	100.0	–	–	–	–
Suzhou Colorful Garden	81,506	100.0	100.0	100.0	100.0	–	–	–	–
Suzhou Xin City	127,291	100.0	100.0	100.0	100.0	(723)	–	–	–
Suzhou Lake Royal Palace	169,674	99.8	99.6	99.7	99.0	45,277,469	2.4	12,796,455	0.6
Kunshan International City Garden	497,938	100.0	100.0	99.6	99.9	(633,568)	–	448,833	–
Kunshan Royal Palace	280,594	97.1	99.9	98.6	98.3	55,669,160	2.9	27,417,062	1.3
Kunshan Xindo Park	89,002	88.6	94.8	77.9	90.3	124,673,011	6.5	209,372,107	9.8
Xuzhou Colorful Garden	101,762	100.0	100.0	99.9	100.0	–	–	-	–
Xuzhou Colorful City	130,657	87.0	94.9	86.5	91.9	59,402,970	3.1	3,188,457	0.1
Kunshan Xinyu Jiayuan (5)	107,919	–	65.2	–	22.6	–	–	54,645,671	2.6
Suzhou Galaxy Bay (5)	76,546	–	48.3	–	31.7	–	–	22,063,505	1.0
Suzhou Gusu Shade I (5)	11,958	–	73.4	–	1.1	–	–	425,016	–
Shandong Segment
Jinan Elegant Scenery	100,386	100.0	100.0	100.0	100.0	–	–	–	–
Jinan International City Garden	263,771	100.0	100.0	99.6	99.6	–	–	(90,151)	–
Jinan Xinyuan Splendid	572,071	99.9	100.0	99.1	99.3	4,944,387	0.3	(134,252)	–
Shandong Royal Palace	449,482	79.1	91.9	65.7	92.8	145,902,697	7.6	170,647,448	8.0
Jinan Xin Central	194,410	94.6	99.2	67.9	84.0	101,339,505	5.3	80,882,965	3.8
Qingdao Royal Dragon Bay (5)	155,202	–	44.6	–	12.0	–	–	26,146,767	1.2
Jinan Royal Spring Bay (5)	117,014	–	63.2	–	10.7	–	–	14,327,827	0.7
Henan Segment
Zhengzhou Xinyuan Colorful Garden	191,781	100.0	100.0	100.0	100.0	–	–	(138,075)	–
Zhengzhou Finance Square	67,225	100.0	100.0	100.0	100.0	–	–	(164,285)	–
Zhengzhou Modern City	231,780	100.0	100.0	100.0	100.0	(148,385)	–	–	–
Zhengzhou Royal Palace	135,920	100.0	100.0	100.0	100.0	(549,872)	–	–	–
Zhengzhou Yipin Xiangshan Phase I	94,249	100.0	100.0	100.0	100.0	–	–	–	–
Zhengzhou Yipin Xiangshan Phase II	200,158	100.0	100.0	100.0	100.0	222,960	–	–	–
Zhengzhou Century East A	76,579	100.0	100.0	99.7	96.8	424,358	–	(1,763)	–
Zhengzhou Century East B	166,462	100.0	100.0	99.7	99.9	5,238,627	0.3	277,099	-
Zhengzhou Xin City	210,724	98.7	100.0	91.4	92.2	5,729,707	0.3	1,137,703	0.1
Henan Thriving Family	131,508	98.3	98.2	82.4	86.9	7,782,687	0.4	540,145	0.0
Henan Xin Central I	262,208	92.4	96.3	81.8	85.8	98,853,059	5.1	36,045,553	1.7
Xingyang Splendid I	115,431	77.8	83.2	76.5	78.0	6,157,025	0.3	1,709,126	0.1
Xingyang Splendid II	137,076	74.7	80.0	51.8	51.4	25,097,091	1.3	2,071,589	0.1
Xingyang Splendid III	121,143	50.5	73.3	66.7	93.4	39,132,341	2.0	29,186,670	1.4
Xingyang Splendid IV (5)	22,032	–	39.1	–	94.2	–	–	8,289,847	0.4
Zhengzhou Xindo Park	134,391	90.1	91.9	72.7	86.1	66,730,545	3.5	33,200,492	1.6
Zhengzhou Fancy City I	166,686	86.9	95.0	86.3	86.6	67,559,936	3.5	25,988,903	1.2
Zhengzhou Fancy City III (5)	80,625	–	66.8	–	18.1			18,518,481	0.9
Zhengzhou International New City I	360,714	50.1	84.4	79.8	90.6	225,681,339	11.7	280,219,753	13.2
Zhengzhou International New City II	176,038	52.8	62.5	77.8	92.4	139,183,850	7.2	–	–
Zhengzhou International New City III A	96,018	44.8	54.2	33.0	95.4	60,974,122	3.2	–	–
Zhengzhou Fancy City II (South)	84,065	74.8	91.5	87.7	95.1	48,044,275	2.5	127,681,618	6.0
Zhengzhou Fancy City II (North)	108,724	33.6	50.9	27.0	55.3	13,204,346	0.7	-	-
Henan Xin Central II	109,521	65.4	90.4	75.5	89.1	77,889,591	4.0	149,649,698	7.0
Zhengzhou International New City III B (5)	118,780	–	52.5	–	96.7	–	–	115,976,163	5.4
Zhengzhou International New City III C (5)	79,920	–	58.9	–	29.7	–	–	24,008,930	1.1
Zhengzhou International New City III D (5)	46,074	–	66.0	–	84.9	–	–	55,864,324	2.6
Zhengzhou International New City IV (5)	198,418	–	54.1	–	4.3	–	–	9,585,470	0.4
Zhengzhou Hangmei International Wisdom City I (5)	133,524	–	49.8	–	48.5	–	–	31,569,589	1.5
Xinyuan Golden Water View City (5)	338,759	–	61.9	–	10.7	–	–	51,824,928	2.4
Anhui Segment
Hefei Wangjiang Garden	145,455	100.0	100.0	100.0	100.0	–	–	(21)	–
Beijing Segment
Beijing Xindo Park	133,096	99.9	99.9	83.2	86.1	(459,234)	(0.1)	12,612,057	0.6
Changsha Segment
Changsha Xinyuan Splendid	251,057	93.2	97.0	74.6	94.6	76,830,027	4.0	45,186,779	2.1
Changsha Mulian Royal Palace	91,151	66.4	89.4	59.5	99.4	56,669,045	2.9	–	–
Changsha Furong Thriving Family (5)	72,257	–	54.6	–	99.4	–	–	52,060,438	2.4
Sanya Segment
Sanya Yazhou Bay No.1	117,583	93.1	90.3	42.2	80.1	87,304,257	4.5	169,606,832	7.9
Shanghai Segment
Shanghai Royal Palace	57,770	99.8	99.9	62.5	64.3	973,450	0.1	(90,187)	–
Tianjin Segment
Tianjin Spring Royal Palace I	139,173	54.8	80.8	32.1	83.1	38,646,991	2.0	31,615,644	1.5
Tianjin Spring Royal Palace II (5)	144,580	–	56.7	–	36.0	–	–	54,549,636	2.5
Dalian Segment
Dalian International Health Technology Town I (5)	103,945	–	25.0	–	1.2	–	–	430,818	–
Xi’an Segment
Xi’an Metropolitan	285,997	98.5	97.5	61.8	82.9	63,283,295	3.3	58,687,113	2.7
US Segment
Northern Nevada Land Portfolio	N/A	N/A	N/A	N/A	N/A	–	–	–	–
Lennox Project	N/A	N/A	N/A	N/A	N/A	–	–	–	–
New York Oosten	30,855	N/A	N/A	N/A	N/A	98,476,295	5.1	8,815,926	0.4
Total	11,293,665					1,924,560,806	100.0	2,139,370,792	100.0

(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.

(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.

(3)	Percentage of all real estate sales revenues for the financial period, including revenues recognized under the percentage of completion method and under the full accrual method.

(4)	Percentage of all real estate sales revenues for the financial period, including revenues recognized on an “over time” basis and until title was transferred.

(5)	The revenues for these projects are recognized on an over time basis.

The following table sets forth the square meters sold and average selling price per square meter for each pre-sold project, each reportable segment and on a consolidated basis for each of the years ended December 31, 2017 and 2018:

Project	Year Ended December 31,
	2017			2018
	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m [2]	US$/m [2]	US$	m [2]	US$/m [2]
Chengdu region
Chengdu Xinyuan Splendid I	3,461,874	–	–	612,844	–	–
Chengdu Xinyuan Splendid II	–	–	–	–	–	–
Chengdu Thriving Family	72,686,004	36,773	1,711	18,462,199	6,870	2,687
Chengdu Xinyuan City				111,650,607	74,093	1,507
Total	76,147,878	36,773	1,832	130,725,650	80,963	1,615
Jiangsu region
Suzhou International City Garden	–	–	–	–	–	–
Suzhou Lake Splendid	–	–	–	–	–	–
Suzhou Xin City	(562)	–	–	–	–	–
Suzhou Lake Royal Palace	46,243,377	16,634	2,780	1,193,367	357	3,343
Suzhou Galaxy Bay	–	–	–	51,072,067	24,350	2,097
Suzhou Gusu Shade I (Suzhou New Project)	–	–	–	685,139	123	5,570
Suzhou Suhe Bay (Suzhou Wujiang New City)*	–	–	–	78,933,983	24,000	3,289
Kunshan International City Garden	(471,707)	(400)	1,179	800,057	–	–
Kunshan Royal Palace	54,429,120	15,043	3,618	936	–	–
KunshanXindo Park	124,083,728	39,300	3,157	47,405,570	14,053	3,373
Kunshan Xinyu Jiayuan				93,231,283	23,669	3,939
Xuzhou Colorful Garden	893,823	800	1,117	–	–	-
Xuzhou Colorful City	62,508,584	36,500	1,713	15,229,543	6,879	2,214
Total	287,686,363	107,877	2,667	288,551,945	93,431	3,088
Shandong region
Jinan International City Garden	240,383	–	–	19,553	-	-
Jinan Xinyuan Splendid	1,311,074	833	1,574	26,841	795	34
Shandong Royal Palace	176,219,489	100,794	1,748	187,338,918	77,185	2,427
Jinan Xin Central	74,197,290	41,151	1,803	56,530,792	26,293	2,150
Qingdao Royal Dragon Bay	–	–	–	65,455,833	20,512	3,191
Jinan Royal Spring Bay	–	–	–	25,237,505	18,217	1,385
Total	251,968,236	142,778	1,765	334,609,442	143,002	2,340
Henan region
Zhengzhou Royal Palace	80,030	–	–	(5,771)	–	–
Zhengzhou Modern City	200,209	171	871	107,384	(183)	(587)
Zhengzhou Yipin Xiangshan Phase II	28,893	–	–	6,712	–	–
Zhengzhou Century East A	448,263	21	1,541	3,710,144	–	–
Zhengzhou Century East B	5,533,731	12	1,438	679,445	–	–
Zhengzhou Xin City	3,755,764	300	1,620	11,641,648	1,555	7,487
Zhengzhou Thriving Family	961,189	301	1,173	9,725,156	13,484	721
Henan Xin Central I	48,032,287	41,900	1,146	7,357,550	1,626	4,525
Zhengzhou Xindo Park	64,916,527	55,500	1,170	5,560,095	4,579	1,214
Xingyang Splendid I	7,569,418	7,488	1,011	19,743,246	17,701	1,115
Xingyang Splendid II	24,741,970	26,999	916	3,890,821	2,099	1,854
Xingyang Splendid III	86,947,811	81,825	1,063	38,553,679	33,254	1,159
Zhengzhou Fancy City I	32,313,816	24,126	1,339	6,185,567	1,836	3,369
Zhengzhou Fancy City II (South)	48,935,716	24,899	1,965	10,027,260	2,400	4,178
Zhengzhou International New City I	447,611,271	277,568	1,613	65,919,724	10,922	6,035
Henan Xin Central II	122,839,247	80,606	1,524	25,996,237	14,182	1,833
Zhengzhou Fancy City II (North)	43,925,170	31,258	1,405	68,689,834	45,002	1,526
Zhengzhou International New City II	296,506,856	145,737	2,035	59,792,620	17,524	3,412
Zhengzhou International New City III A	153,156,321	73,550	2,082	45,081,658	21,613	2,086
Zhengzhou International New City III B	–	–	–	246,489,399	116,223	2,121
Zhengzhou International New City III D	–	–	–	94,315,724	43,693	2,159
Zhengzhou Hangmei International Wisdom City I	–	–	–	71,036,589	65,129	1,091
Xingyang Splendid IV	–	–	–	23,662,693	20,749	1,140
Xinyuan Golden Water View City	–	–	–	93,930,378	32,643	2,878
Zhengzhou Fancy City III	–	–	–	32,599,264	16,774	1,943
Zhengzhou International New City III C	–	–	–	47,768,032	28,551	1,673
Zhengzhou International New City IV	–	–	–	19,773,543	9,266	2,134
Total	1,388,504,489	872,261	1,592	1,012,238,631	520,622	1,944
Beijing region
Beijing Xindo Park	717,829	301	2,385	11,948,438	1,413	8,456
Hunan region
Changsha Xinyuan Splendid	79,203,951	49,585	1,597	24,789,311	10,139	2,445
Changsha Mulian Royal Palace	95,973,424	54,296	1,768	62,988,918	36,669	1,718
Changsha Furong Thriving Family	–	–	–	106,233,985	71,824	1,479
Total	175,177,375	103,881	1,686	194,012,214	118,632	1,635
Hainan region
Sanya Yazhou Bay No.1	93,783,382	38,660	2,426	153,933,564	42,304	3,639
Shanghai region
Shanghai Royal Palace	1,390,981	(108)	4,053	492,560	88	5,597
Tianjin region
Tianjin Spring Royal Palace I	33,353,748	19,572	1,704	3,529,790	1,491	2,367
Tianjin Spring Royal Palace II	–	–	–	107,184,203	53,076	2,019
Total	33,353,748	19,572	1,704	110,713,993	54,567	2,029
Xi’an region
Xi’an Metropolitan	58,456,861	40,992	1,426	16,547,579	9,536	1,735
Dalian region
Dalian International Health Technology Town I	–	–	–	1,934,496	900	2,149
U.S.
New York Oosten Project	98,476,295	8,634	11,406	8,815,926	735	11,994
Grand Total	2,465,663,437	1,371,621	1,798	2,264,524,438	1,066,192	2,124

* The Company owns 16.66% equity interest in a joint venture, Suzhou Hengwan Real Estate Co., Ltd. which develops Suzhou Suhe Bay. The Company accounts for its investment under the equity method.

Total square meters sold decreased to 1,066,192 square meters for the year ended December 31, 2018 from 1,371,621 square meters for the year ended December 31, 2017. The decrease was mainly due to decreased sales of newly launched projects in 2018.

The overall aggregate average selling price per square meter for the year ended December 31, 2018 increased to US$2,124 from US$1,798 for the year ended December 31, 2017, which is attributable to the positive market momentum in high-growth tier I and tier II cities.

Chengdu region. Total square meters in this region sold for the year ended December 31, 2018 increased to 80,963 square meters from 36,773 square meters for the year ended December 31, 2017, primarily due to increased sales of Chengdu Xinyuan City. The average selling price per square meter for the year ended December 31, 2018 decreased to US$ 1,615 from US$1,832 for the year ended December 31, 2017.

Jiangsu region. Total square meters sold for the year ended December 31, 2018 decreased to 93,431 square meters from 107,877 square meters for the year ended December 31, 2017, mainly due to reductions of saleable units of Suzhou Lake Royal Palace, Kunshan Xindo Park and Xuzhou Colorful City, partially offset by newly launched pre-sales of Kunshan Xinyu Jiayuan and Suzhou Galaxy Bay. The average selling price per square meter for the year ended December 31, 2018 slightly increased to US$3,088 from US$2,667 for the year ended December 31, 2017.

Shandong region. Total square meters sold for the year ended December 31, 2018 increased to 143,002 square meters from 142,778 square meters for the year ended December 31, 2017, mainly due to increased sales of Qingdao Royal Dragon Bay and Jinan Royal Spring Bay. The average selling price per square meter for the year ended December 31, 2018 increased to US$2,340 from US$1,765 for the year ended December 31, 2017, which is attributable to the general increase of selling price in Shandong market.

Henan region. Total square meters sold for the year ended December 31, 2018 decreased to 520,622 square meters from 872,261 square meters for the year ended December 31, 2017, mainly due to decreased sales of Zhengzhou International New City I, Zhengzhou International New City II, Zhengzhou International New City III A and Henan Xin Central II, partially offset by newly launched pre-sales of Zhengzhou International New City III B and Zhengzhou International New City III D and Xinyuan Golden Water View City. The average selling price per square meter for the year ended December 31, 2018 increased to US$1,944 from US$1,592 for the year ended December 31, 2017, which is attributable to the general increase of selling price in Henan market.

Beijing region. Total square meters sold for the year ended December 31, 2018 increased to 1,413 square meters from 301 square meters for the year ended December 31, 2017, mainly due to increase of saleable units of Beijing Xindo Park. The average selling price per square meter for the year ended December 31, 2018 increased to US$8,456 from US$2,385 for the year ended December 31, 2017, resulting from increased sales of higher-priced commercial space (as compared to residential space) as a percentage of total sales.

Hunan region. Total square meters sold for the year ended December 31, 2018 increased to 118,632 square meters from 103,881 square meters for the year ended December 31, 2017, mainly due to increased sales of Changsha Furong Thriving Family, partially offset by the reductions of saleable units of Changsha Mulian Royal Palace and Changsha Xinyuan Splendid. The average selling price per square meter for the year ended December 31, 2018 decreased to US$1,635 from US$1,686 for the year ended December 31, 2017.

Hainan region. Total square meters sold for the year ended December 31, 2018 increased to 42,304 square meters from 38,660 square meters for the year ended December 31, 2017, mainly due to the positive market in Sanya. The average selling price per square meter for the year ended December 31, 2018 increased to US$3,639 from US$2,426 for the year ended December 31, 2017, resulting from the increment in high margin units available for sale.

Shanghai region. Total square meters sold for the year ended December 31, 2018 increased to 88 square meters from (108) square meters for the year ended December 31, 2017, mainly due to increase of saleable units of Shanghai Royal Palace.

Tianjin region. Total square meters sold for the year ended December 31, 2018 increased to 54,567 square meters from 19,572 square meters for the year ended December 31, 2017, mainly due to the increase of saleable units of Tianjin Spring Royal Palace II. The average selling price per square meter for the year ended December 31, 2018 increased to US$2,029 from US$1,704 for the year ended December 31, 2017, resulting from the increment in high margin units available for sale.

Xi’an region. Total square meters sold for the year ended December 31, 2018 decreased to 9,535 square meters from 40,992 square meters for the year ended December 31, 2017, mainly due to deductions of saleable units of Xi’an Metropolitan. The average selling price per square meter for the year ended December 31, 2018 increased to US$1,735 from US$1,426 for the year ended December 31, 2017, resulting from the increment in high margin units available for sale.

Dalian region. Total square meters sold for the year ended December 31, 2018 was 900 square meters, mainly due to the increase of saleable units of Dalian International Health Technology Town I. The average selling price per square meter for the year ended December 31, 2018 was US$2,149.

United States region. Total square meters sold for the year ended December 31, 2018 decreased to 735 square meters from 8,634 square meters for the year ended December 31, 2017, mainly due to deductions of saleable units of New York Oosten Project. The average selling price per square meter for the year ended December 31, 2018 slightly increased to US$11,994 from US$11,406 for the year ended December 31, 2017.

Real estate leasing

Real estate leasing income increased by US$0.9 million, or 10.3% to US$9.6 million for the year ended December 31, 2018 from US$8.7 million for the year ended December 31, 2017.

Real estate management services income

Real estate management services income increased by US$21.7 million, or 52.0%, to US$63.4 million for the year ended December 31, 2018 from US$41.7 million for the year ended December 31, 2017. The increase primarily resulted from expanded property management service operations.

Other revenue

Other revenue increased by US$3.2 million, or 168.4%, to US$5.1 million for the year ended December 31, 2018 from US$1.9 million for the year ended December 31, 2017.

Costs of Revenue

Costs of revenue increased by US$84.8 million, or 5.6%, to US$1,602.1 million for the year ended December 31, 2018 from US$1,517.3 million for the year ended December 31, 2017, generally in line with our revenue increases.

Cost of real estate sales

Cost of real estate sales increased by US$69.9 million, or 4.7%, to US$1,544.0 million for the year ended December 31, 2018 from US$1,474.1 million for the year ended December 31, 2017. Total land use rights cost increased by US$73.9 million, or 12.3%, from US$ 602.4 million (39.7% of cost of real estate sales) for the year ended December 31, 2017 to US$ 676.3 million (42.2% of cost of real estate sales) for the year ended December 31, 2018, the increase was consistent with the revenue. Construction cost, including capitalized interest, decreased by US$4.0 million, or 0.5%, to US$867.7 million for the year ended December 31, 2018 from US$871.7 million for the year ended December 31, 2017, primarily due to decreased project construction activity.

Cost of real estate leasing

Cost of real estate leasing decreased by US$1.7 million, or 15.5%, to US$9.3 million for the year ended December 31, 2018 from US$11.0 million for the year ended December 31, 2017.

Cost of real estate management services

Cost of real estate management services increased by US$13.0 million, or 41.1%, to US$44.6 million for the year ended December 31, 2018 from US$31.6 million for year ended December 31, 2017 mainly due to expanded property management service operations.

Other costs

Other costs increased by US$3.5 million, or 583.3%, to US$4.1 million for the year ended December 31, 2018 from US$0.6 million for year ended December 31, 2017.

Gross Profit

Gross profit increased by US$155.9 million, or 33.9%, to US$615.5 million for the year ended December 31, 2018 from US$459.6 million for the year ended December 31, 2017. Gross profit margin was 27.8% for the year ended December 31, 2018 compared to 23.2% for the year ended December 31, 2017.

Selling and Distribution Expenses

Selling and distribution expenses increased by US$7.9 million, or 10.4%, to US$83.6 million for the year ended December 31, 2018 from US$75.7 million for the year ended December 31, 2017. The increase was primarily due to a US$2.2 million increase in advertising and promotion expenses for new projects launched in 2018 as well as existing projects and a US$5.8 million increase in salary and welfare expenses as the average level of salary and bonus increased and new employees were hired. As a percentage of revenue, selling and distribution expenses was 3.8% for the year ended December 31, 2018 compared to 3.8% for the year ended December 31, 2017. As revenue grows in the future, we expect selling and distribution expenses as a percentage of revenue to be flat or slightly increase.

General and Administrative Expenses

General and administrative expenses increased by US$19.7 million, or 14.4% to US$156.5 million for the year ended December 31, 2018 from US$136.8 million for the year ended December 31, 2017. The increase was primarily due to an increase in salary and welfare expenses of US$12.3 million as the average level of salary and bonus increased and new employees were hired in 2018, and accrual of bad-debt provision associated with other receivables of US$10.6 million

As a percentage of revenue, general and administrative expenses were 7.1% for the year ended December 31, 2018, compared to 6.9% for the year ended December 31, 2017.

Interest Income

Interest income was US$31.2 million for the year ended December 31, 2018, compared to US$16.9 million for the year ended December 31, 2017.

Interest Expenses

For the year ended December 31, 2018, out of total interest costs incurred, US$99.2 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2018 Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$281.8 million for the year of 2018, including US$271.8 million of interest on loans and notes, US$8.6 million of amortization of debt issuance costs and US$1.4 million of amortization of aircraft finance lease related interest.

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

Income Taxes

Income taxes increased by US$31.3 million, or 27.7%, to US$144.4 million for the year ended December 31, 2018 from US$113.1 million for the year ended December 31, 2017 mainly due to the increase in taxable income in the PRC.

Our effective tax rate decreased to 57.7% for the year ended December 31, 2018, from 58.5% for the year ended December 31, 2017.

Net Income Attributable to our Shareholders

Net income increased by US$9.4 million to US$73.0 million for the year ended December 31, 2018, from US$63.6 million for the year ended December 31, 2017.

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

Project	Total GFA	Percentage Complete as of December 31,(1)		Percentage Sold(2) Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2016	2017	2016	2017	2016		2017
	m [2]	%	%	%	%	US$	%(3)	US$	%(4)
Chengdu Segment
Chengdu Xinyuan Splendid I	231,032	100.0	100.0	96.9	98.7	2,418,696	0.2	3,277,190	0.2
Chengdu Xinyuan Splendid II	217,009	100.0	100.0	99.9	99.9	–	–	–	–
Chengdu Thriving Family	212,955	92.5	98.8	35.0	54.7	74,071,054	4.9	75,776,980	3.9
Jiangsu Segment
Suzhou International City Garden	204,872	100.0	100.0	99.5	99.5	(182,921)	–	–	–
Suzhou Lake Splendid	198,113	100.0	100.0	100.0	100.0	209,554	–	–	–
Suzhou Colorful Garden	81,506	100.0	100.0	100.0	100.0	–	–	–	–
Suzhou Xin City	127,212	100.0	100.0	100.0	100.0	1,513,671	0.1	(723)	–
Suzhou Lake Royal Palace	169,665	99.3	99.8	77.8	99.7	117,515,700	7.7	45,277,469	2.4
Kunshan International City Garden	497,938	100.0	100.0	99.8	99.6	636,469	–	(633,568)	–
Kunshan Royal Palace	280,597	95.5	97.1	86.8	98.6	158,197,784	10.4	55,669,160	2.9
Kunshan Xindo Park	89,004	63.3	88.6	32.2	77.9	52,967,379	3.5	124,673,011	6.5
Xuzhou Colorful Garden	101,821	100.0	100.0	99.1	99.9	–	–	–	–
Xuzhou Colorful City	130,170	81.3	87.0	54.4	86.5	18,759,154	1.2	59,402,970	3.1
Shandong Segment
Jinan International City Garden	263,771	100.0	100.0	99.6	99.6	7,256	–	–	–
Jinan Xinyuan Splendid	572,234	99.4	99.9	99.0	99.1	7,054,673	0.5	4,944,387	0.3
Shandong Royal Palace	451,345	71.5	79.1	38.6	65.7	99,227,124	6.5	145,902,697	7.6
Jinan Xin Central	194,410	72.6	94.6	47.0	67.9	63,316,167	4.1	101,339,505	5.3
Henan Segment
Zhengzhou Xinyuan Colorful Garden	191,891	100.0	100.0	100.0	100.0	–	–	–	–
Zhengzhou Finance Square	67,225	100.0	100.0	100.0	100.0	–	–	–	–
Zhengzhou Modern City	231,904	100.0	100.0	100.0	100.0	(603,643)	–	(148,385)	–
Zhengzhou Royal Palace	135,877	99.9	100.0	100.0	100.0	3,063,521	0.2	(549,872)	–
Zhengzhou Yipin Xiangshan Phase I	94,249	100.0	100.0	100.0	100.0	–	–	–	–
Zhengzhou Yipin Xiangshan Phase II	199,876	100.0	100.0	99.9	100.0	133,008	–	222,960	–
Zhengzhou Century East A	76,579	100.0	100.0	99.6	99.7	145,273	–	424,358	–
Zhengzhou Century East B	166,288	100.0	100.0	99.6	99.7	(102,515)	–	5,238,627	0.3
Zhengzhou Xin City	211,076	97.9	98.7	90.7	91.4	16,645,474	1.1	5,729,707	0.3
Henan Thriving Family	131,508	92.7	98.3	82.3	82.4	18,348,545	1.2	7,782,687	0.4
Henan Xin Central I	262,209	67.7	92.4	68.5	81.8	117,811,601	7.7	98,853,059	5.1
Xingyang Splendid I	117,352	77.1	77.8	74.6	76.5	8,357,507	0.5	6,157,025	0.3
Xingyang Splendid II	137,209	57.8	74.7	34.0	51.8	23,581,474	1.5	25,097,091	1.3
Xingyang Splendid III	121,125	–	50.5	–	66.7	–	–	39,132,341	2.0
Zhengzhou Xindo Park	144,432	78.0	90.1	37.8	72.7	36,438,721	2.4	66,730,545	3.5
Zhengzhou Fancy City I	166,686	62.3	86.9	72.6	86.3	71,189,705	4.7	67,559,936	3.5
Zhengzhou International New City I	360,713	31.9	50.1	12.0	79.8	24,367,819	1.6	225,681,339	11.7
Zhengzhou International New City II	176,037	–	52.8	–	77.8	–	–	139,183,850	7.2
Zhengzhou International New City III	222,150	–	44.8	–	33.0	–	–	60,974,122	3.2
Zhengzhou Fancy City II (South)	84,064	56.8	74.8	54.6	87.7	43,186,664	2.8	48,044,275	2.5
Zhengzhou Fancy City II (North)	108,458	–	33.6	–	27.0	–	–	13,204,346	0.7
Henan Xin Central II	109,712	45.6	65.4	8.0	75.5	6,303,623	0.4	77,889,591	4.0
Anhui Segment
Hefei Wangjiang Garden	145,455	100.0	100.0	100.0	100.0	–	–	–	–
Beijing Segment
Beijing Xindo Park	133,051	100.0	99.9	83.2	83.2	23,722,289	1.6	(459,234)	(0.1)
Changsha Segment
Changsha Xinyuan Splendid	251,639	89.2	93.2	49.4	74.6	105,494,573	6.9	76,830,027	4.0
Changsha Mulian Royal Palace	91,196	–	66.4	–	59.5	–	–	56,669,045	2.9
Sanya Segment
Sanya Yazhou Bay No.1	117,584	85.9	93.1	9.1	42.2	12,699,957	0.8	87,304,257	4.5
Shanghai Segment
Shanghai Royal Palace	57,770	100.0	99.8	62.0	62.5	100,003,503	6.6	973,450	0.1
Tianjin Segment
Tianjin Spring Royal Palace	279,742	36.5	54.8	25.6	32.1	39,912,406	2.6	38,646,991	2.0
Xi’an Segment
Xi’an Metropolitan	290,555	94.1	98.5	47.0	61.8	126,550,015	8.3	63,283,295	3.3
US Segment
Northern Nevada Land Portfolio (5)	N/A	N/A	N/A	N/A	N/A	–	–	–	–
Lennox Project (6)	N/A	N/A	N/A	N/A	N/A	–	–	–	–
New York Oosten	30,855	N/A	N/A	N/A	N/A	152,007,123	10.0	98,476,295	5.1
Total	8,938,121					1,524,968,403	100.0	1,924,560,806	100.0

(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.

(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.

(3)	Percentage of all real estate sales revenues for the financial year, including revenues recognized under the percentage of completion method.

(4)	Percentage of all real estate sales revenues for the financial year, including revenues recognized under the percentage of completion method and under the full accrual method.

(5)	Northern Nevada Land Portfolio is a land portfolio, comprised of 325 finished lots and 185 acres of undeveloped land, at eight sites, in the northern Nevada region near the Reno-Spark metropolitan area. We had an opportunity to promptly resell several parcels and recognized revenue of US$0.8 million for the year 2015. All units were sold as of December 31, 2015.

(6)	The finished condominium project is located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters out of the total 72 units from a major United States developer in August 2012. For the year ended December 31, 2015, we resold 1 of 15 finished condominium units and recognized revenue in the amount of US$0.8 million. All units were sold as of December 31, 2015.

The following table sets forth the square meters sold and average selling price per square meter for each pre-sold project, each reportable segment and on a consolidated basis for each of the years ended December 31, 2016 and 2017:

Project	Year Ended December 31,
	2016			2017
	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m [2]	US$/m [2]	US$	m [2]	US$/m [2]
Chengdu region
Chengdu Xinyuan Splendid I	2,555,479	–	–	3,461,874	–	–
Chengdu Xinyuan Splendid II	13,205	–	–	–	–	–
Chengdu Thriving Family	79,008,200	81,660	968	72,686,004	36,773	1,711
Total	81,576,884	81,660	999	76,147,878	36,773	1,832
Jiangsu region
Suzhou International City Garden	17,774	25	711	–	–	–
Suzhou Lake Splendid	–	–	–	–	–	–
Suzhou Xin City	1,158,953	405	2,862	(562)	–	–
Suzhou Lake Royal Palace	111,902,762	38,196	2,930	46,243,377	16,634	2,780
Kunshan International City Garden	257,128	330	779	(471,707)	(400)	1,179
Kunshan Royal Palace	143,059,329	64,105	2,232	54,429,120	15,043	3,618
KunshanXindo Park	88,373,356	31,504	2,805	124,083,728	39,300	3,157
Xuzhou Colorful Garden	–	–	–	893,823	800	1,117
Xuzhou Colorful City	18,310,169	11,000	1,665	62,508,584	36,500	1,713
Total	363,079,471	145,565	2,494	287,686,363	107,877	2,667
Shandong region
Jinan International City Garden	248,185	–	–	240,383	–	–
Jinan Xinyuan Splendid	3,526,150	2,332	1,512	1,311,074	833	1,574
Shandong Royal Palace	115,564,954	102,608	1,126	176,219,489	100,794	1,748
Jinan Xin Central	72,593,212	47,307	1,535	74,197,290	41,151	1,803
Total	191,932,501	152,247	1,261	251,968,236	142,778	1,765
Henan region
Zhengzhou Royal Palace	(89,463)	–	–	80,030	–	–
Zhengzhou Modern City	601,795	714	843	200,209	171	871
Zhengzhou Yipin Xiangshan Phase II	64,157	266	241	28,893	–	–
Zhengzhou Century East A	143,085	34	4,208	448,263	21	1,541
Zhengzhou Century East B	91,678	79	1,160	5,533,731	12	1,438
Zhengzhou Xin City	(1,006,442)	(599)	1,680	3,755,764	300	1,620
Zhengzhou Thriving Family	1,083,975	498	2,177	961,189	301	1,173
Xingyang Splendid I	8,225,808	8,724	943	7,569,418	7,488	1,011
Xingyang Splendid II	39,632,208	47,194	840	24,741,970	26,999	916
Henan Xin Central I	161,574,449	127,088	1,271	48,032,287	41,900	1,146
Zhengzhou Xindo Park	38,471,271	39,303	979	64,916,527	55,500	1,170
Zhengzhou Fancy City I	103,205,094	76,608	1,347	32,313,816	24,126	1,339
Zhengzhou Fancy City II (South)	80,275,345	53,165	1,510	48,935,716	24,899	1,965
Zhengzhou International New City I	80,672,150	49,945	1,615	447,611,271	277,568	1,613
Henan Xin Central II	14,832,610	9,007	1,647	122,839,247	80,606	1,524
Xingyang Splendid III	–	–	–	86,947,811	81,825	1,063
Zhengzhou International New City II	–	–	–	296,506,856	145,737	2,035
Zhengzhou Fancy City II (North)	–	–	–	43,925,170	31,258	1,405
Zhengzhou International New City III	–	–	–	153,156,321	73,550	2,082
Total	527,777,720	412,026	1,281	1,388,504,489	872,261	1,592
Beijing region
Beijing Xindo Park	14,908,688	2,881	5,175	717,829	301	2,385
Hunan region
Changsha Xinyuan Splendid	108,423,470	105,602	1,027	79,203,951	49,585	1,597
Changsha Mulian Royal Palace	–	–	–	95,973,424	54,296	1,768
Total	108,423,470	105,602	1,027	175,177,375	103,881	1,686
Hainan region
Sanya Yazhou Bay No.1	8,196,064	5,391	1,520	93,783,382	38,660	2,426
Shanghai region
Shanghai Royal Palace	96,201,896	22,000	4,373	1,390,981	(108)	4,053
Tianjin region
Tianjin Spring Royal Palace	110,203,567	96,006	1,148	33,353,748	19,572	1,704
Xi’an region
Xi’an Metropolitan	107,380,513	90,439	1,187	58,456,861	40,992	1,426
U.S.
New York Oosten Project	152,007,123	12,180	12,480	98,476,295	8,634	11,406
Grand Total	1,761,687,897	1,125,997	1,565	2,465,663,437	1,371,621	1,798

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

Cost of real estate sales

Cost of real estate sales increased by US$299.5 million, or 25.5%, to US$1,474.1 million for the year ended December 31, 2017 from US$1,174.6 million for the year ended December 31, 2016. Total land use rights cost increased by US$174.1 million, or 40.6%, from US$428.3 million (35.6% of cost of real estate sales) for the year ended December 31, 2016 to US$ 602.4 million (39.7% of cost of real estate sales) for the year ended December 31, 2017, primarily due to increased sales of properties. Construction cost, including capitalized interest, increased by US$125.4 million, or 16.8%, to US$871.7 million for the year ended December 31, 2017 from US$746.3 million for the year ended December 31, 2016, primarily due to increased project construction activity.

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

Discussion of Segment Operations

We consider each of our individual property developments as a discrete operating segment. As a presentation of segment information for each property development would not be meaningful, we have aggregated our segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. Our reporting segments are: (i) property developments in Zhengzhou, Henan Province, (ii) property developments in Jinan and Qingdao, Shandong Province, (iii) property developments in Suzhou, Xuzhou and Kunshan, Jiangsu Province, (iv) property developments in Chengdu, Sichuan Province (v) property developments in Beijing, (vi) property developments in Sanya, Hainan Province, (vii) property developments in Changsha, Hunan Province, (viii) property developments in Shanghai, (ix) property developments in Tianjin, (x) property developments in Xi’an, Shaanxi Province, (xi) property developments in Zhuhai, Guangdong Province, (xiii) property developments in Wuhan, Hubei Province, (xiv) property developments in Dalian, Liaoning Province, (xv) property developments in the United States and (xvi) “other.” Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The “other” category relates to investment holdings, property management services, installation of intercom systems, landscaping, engineering and management, real estate sale, purchase and lease activities. The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements included in this report.

	For the Year Ended December 31,
	2016	2017	2018
	(US$ in thousands, except for percentages)

Zhengzhou, Henan
Total revenue	373,920	891,790	1,010,783
Total cost of revenue	(255,819)	(610,990)	(706,606)
Gross profit	118,101	280,800	304,177
Gross margin	31.6%	31.5%	30.1%
Operating income	76,642	216,739	241,365
Jinan and Qingdao, Shandong
Total revenue	169,880	252,423	292,266
Total cost of revenue	(143,152)	(205,050)	(230,042)
Gross profit	26,728	47,373	62,224
Gross margin	15.7%	18.8%	21.3%
Operating income	18,046	36,875	49,613
Suzhou, Kunshan and Xuzhou, Jiangsu
Total revenue	349,617	284,410	331,744
Total cost of revenue	(275,136)	(251,246)	(217,053)
Gross profit	74,481	33,164	114,691
Gross margin	21.3%	11.7%	34.6%
Operating income	62,247	16,504	99,406
Chengdu, Sichuan
Total revenue	76,490	79,141	81,107
Total cost of revenue	(58,763)	(71,491)	(76,833)
Gross profit	17,727	7,650	4,274
Gross margin	23.2%	9.7%	5.3%
Operating income/(loss)	14,397	3,878	(2)
Beijing
Total revenue	24,002	541	14,490
Total cost of revenue	(31,148)	(415)	(9,355)
Gross profit	(7,146)	126	5,135
Gross margin	-29.8%	23.3%	35.4%
Operating loss	(45,987)	(44,381)	(59,298)
Sanya, Hainan
Total revenue	12,700	87,316	170,083
Total cost of revenue	(8,545)	(55,295)	(87,715)
Gross profit	4,155	32,021	82,368
Gross margin	32.7%	36.7%	48.4%
Operating income	127	24,294	70,279
Changsha, Hunan
Total revenue	105,495	133,624	97,756
Total cost of revenue	(75,515)	(108,105)	(102,979)
Gross profit	29,980	25,519	(5,223)
Gross margin	28.4%	19.1%	-5.3%
Operating income/(loss)	23,607	15,419	(16,232)
Shanghai
Total revenue	100,004	1,188	641
Total cost of revenue	(89,068)	(996)	(296)
Gross profit	10,936	192	345
Gross margin	10.9%	16.2%	53.8%
Operating income/(loss)	7,815	(556)	182
Tianjin
Total revenue	39,913	38,647	63,323
Total cost of revenue	(22,837)	(23,602)	(64,520)
Gross profit	17,076	15,045	(1,197)
Gross margin	42.8%	38.9%	-1.9%
Operating income/(loss)	543	9,043	(7,031)
Xi’an, Shaanxi
Total revenue	126,834	67,472	86,165
Total cost of revenue	(91,500)	(50,936)	(56,487)
Gross profit	35,334	16,536	29,678
Gross margin	27.9%	24.5%	34.4%
Operating income	25,095	7,413	23,774
Zhuhai, Guangdong
Total revenue	–	20	-
Total cost of revenue	–	(10)	-
Gross profit	–	10	-
Gross margin	–	50.0%	0.0%
Operating loss	–	(671)	(1,185)
US
Total revenue	152,007	98,784	9,387
Total cost of revenue	(128,803)	(108,350)	(9,358)
Gross profit	23,204	(9,566)	29
Gross margin	15.3%	-9.7%	0.3%
Operating income/(loss)	12,202	(20,164)	(4,626)
Wuhan, Hubei
Total revenue	–	–	–
Total cost of revenue	–	–	–
Gross profit	–	–	–
Gross margin	–	–	0.0%
Operating loss	–	–	(1,950)
Dalian, Liaoning,
Total revenue	–	–	427
Total cost of revenue	–	–	(298)
Gross profit	–	–	129
Gross margin	–	–	30.2%
Operating loss	–	–	(1,357)
Others
Total revenue	30,763	41,553	59,378
Total cost of revenue	(23,351)	(30,792)	(40,533)
Gross profit	7,412	10,761	18,846
Gross margin	24.1%	25.9%	31.7%
Operating loss	(15,374)	(17,332)	(17,510)

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

For the year ended December 31, 2018 results reflect the adoption of ASC 606 and may not be directly comparable to prior periods.

Zhengzhou, Henan. Total revenue increased by US$119.0 million, or 13.3%, from US$891.8 million for the year ended December 31, 2017 to US$1,010.8 million for the year ended December 31, 2018. Gross profit for this region was US$304.2 million, or 30.1% of revenue, in the year ended December 31, 2018, as compared to US$280.8 million, or 31.5%, in the year ended December 31, 2017. The operating income was US$241.4 million for the year ended December 31, 2018, representing an increase of US$24.7 million, or 11.4%, from US$216.7 million for the year ended December 31, 2017. The increase in operating income was driven by the increase in revenue as described above.

Jinan and Qingdao, Shandong. Total revenue increased by US$39.9 million, from US$252.4 million for the year ended December 31, 2017 to US$292.3 million for the year ended December 31, 2018. The gross profit increased to US$62.2 million, or 21.3% of revenue, for the year ended December 31, 2018 from US$47.4 million, or 31.2% of revenue, for the year ended December 31, 2017. The operating income was US$49.6 million for the year ended December 31, 2018, representing an increase of US$12.7 million from US$36.9 million for the year ended December 31, 2017.

Suzhou, Kunshan and Xuzhou, Jiangsu. Total revenue increased by US$47.3 million, or 16.6%, from US$284.4 million for the year ended December 31, 2017 to US$331.7 million for the year ended December 31, 2018. Gross profit for the Jiangsu segment was US$114.7 million for the year ended December 31, 2018, increasing by US$81.5 million from US$33.2 million for the year ended December 31, 2017. Operating income was US$99.4 million for the year ended December 31, 2018, representing an increase of US$82.9 million, or 502.4%, from US$16.5 million for the year ended December 31, 2017.

Chengdu, Sichuan. Total revenue increased by US$2.0 million from US$79.1 million for the year ended December 31, 2017 to US$81.1 million for the year ended December 31, 2018. Gross profit for the Sichuan segment was US$4.3 million for the year ended December 31, 2018, as compared to US$7.7 million for the year ended December 31, 2017. Operating loss was zero for the year ended December 31, 2018, representing a decrease of US$3.9 million from the operating income of US$3.9 million for the year ended December 31, 2017.

Beijing. Total revenue increased by US$14.0 million, or 2800.0%, from US$0.5 million for the year ended December 31, 2017 to US$14.5 million for the year ended December 31, 2018. Gross profit for the Beijing segment was US$5.1 million for the year ended December 31, 2018, increasing by US$5.0 million from US$0.1 million for the year ended December 31, 2017. Operating loss was US$59.3 million for the year ended December 31, 2018, representing an increase of US$14.9 million, or 33.6%, from US$44.4 million for the year ended December 31, 2017.

Sanya, Hainan. Total revenue increased by US$82.8 million, or 94.8%, from US$87.3 million for the year ended December 31, 2017 to US$170.1 million for the year ended December 31, 2018. Gross profit for the Hainan segment was US$82.4 million for the year ended December 31, 2018, increasing by US$50.4 million from US$32.0 million for the year ended December 31, 2017. Operating income was US$70.3 million for the year ended December 31, 2018, representing an increase of US$46.0 million, or 189.3%, from income of US$24.3 million for the year ended December 31, 2017.

Changsha, Hunan. Total revenue decreased by US$35.8 million, or 26.8%, from US$133.6 million for the year ended December 31, 2017 to US$97.8 million for the year ended December 31, 2018. Gross loss for the Hunan segment was US$5.2 million for the year ended December 31, 2018, decreasing by US$30.7 million from gross income of US$25.5 million for the year ended December 31, 2017. Operating loss was US$16.2 million for the year ended December 31, 2018, representing a decrease of US$31.6 million from operating income of US$15.4 million for the year ended December 31, 2017.

Shanghai. Total revenue decreased by US$0.6 million, or 50.0%, from US$1.2 million for the year ended December 31, 2017 to US$0.6 million for the year ended December 31, 2018. Gross profit for the Shanghai segment was US$0.3 million for the year ended December 31, 2018, increasing by US$0.1 million from US$0.2 million for the year ended December 31, 2017. Operating income was US$0.2 million for the year ended December 31, 2018, representing an increase of US$0.8 million from a loss of US$0.6 million for the year ended December 31, 2017.

Tianjin. Total revenue increased by US$24.7 million, or 64.0%, from US$38.6 million for the year ended December 31, 2017 to US$63.3 million for the year ended December 31, 2018. Gross loss for the Tianjin segment was US$1.2 million for the year ended December 31, 2018, decreasing by US$16.2 million from US$15.0 million for the year ended December 31, 2017. Operating loss was US$7.0 million for the year ended December 31, 2018, representing a decrease of US$16.0 million from an income of US$9.0 million for the year ended December 31, 2017.

Xi’an, Shaanxi. Total revenue increased by US$18.7 million, or 27.7%, from US$67.5 million for the year ended December 31, 2017 to US$86.2 million for the year ended December 31, 2018. Gross profit for the Xi’an segment was US$29.7 million for the year ended December 31, 2018, increasing by US$13.2 million from US$16.5 million for the year ended December 31, 2017. Operating income was US$23.8 million for the year ended December 31, 2018, representing an increase of US$16.4 million from US$7.4 million for the year ended December 31, 2017.

Zhuhai, Guangdong. Total revenue decreased by US$0.02 million, or 100.0%, from US$0.02 million for the year ended December 31, 2017 to zero for the year ended December 31, 2018. Gross loss for the Zhuhai segment was zero million for the year ended December 31, 2018, decreasing by US$0.01 million from US$0.01 million for the year ended December 31, 2017. Operating loss was US$1.19 million for the year ended December 31, 2018, representing an increase of US$0.52 million from US$0.67 million for the year ended December 31, 2017.

The United States. Total revenue decreased by US$89.4 million, or 90.5%, to US$9.4 million for the year ended December 31, 2018 from US$98.8 million for the year ended December 31, 2017. This region had a gross profit of zero for the year ended December 31, 2018 increasing by US$9.6 from a gross loss of US$9.6 million for the year ended December 31, 2017. This region has an operating loss of US$4.6 million for the year ended December 31, 2018, decreasing by US$15.6 from US$20.2 million in the year ended December 31, 2017.

Wuhan, Hubei. Total revenue for the year ended December 31, 2018 was zero, gross loss was zero for the year ended December 31, 2018 and the operating loss was US$2.0 million for the year ended December 31, 2018.

Dalian, Liaoning. Total revenue for the year ended December 31, 2018 was US$0.4 million, gross profit was US$0.1 million for the year ended December 31, 2018 and the operating loss was US$1.4 million for the year ended December 31, 2018.

Others. Other revenue of US$59.4 million for the year ended December 31, 2018 consisted of real estate-related services, including, among others, property management services, broadband network installation, landscaping services and consulting services. These services generated a gross profit of US$18.8 million in the year ended December 31, 2018, compared to a gross profit of US$10.8 million in the year ended December 31, 2017.

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

Others. Other revenue of US$41.6 million for the year ended December 31, 2017 consisted of real estate-related services, including, among others, property management services, broadband network installation, landscaping services and consulting services. These services generated a gross profit of US$10.8 million in the year ended December 31, 2017, compared to a gross profit of US$7.4 million in the year ended December 31, 2016.

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

Revenue recognition

Revenue is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The Company also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of business tax, value added taxes (“VAT”) and surcharges.

A significant portion of the Company’s revenue is derived from real estate sales of development properties in the PRC, with revenue recognized using the percentage-of-completion (“POC”) method in previous years. Under ASC 606, to recognize revenue over time similar to the POC method, contractual provisions need to provide the Company with an enforceable right to payment. Historically, the Company’s contracts did not include a specific term on enforceable right to payment. For all contracts executed starting from January 1, 2018, the Company modified certain terms to establish an enforceable right to payment for performance completed to date, including a reasonable profit. Under ASC 606, the Company recognizes revenue on an “over time” basis prospectively for these new contracts by using cost inputs to measure progress towards the completion of the performance obligation. The progress towards complete satisfaction of the performance obligation is measured based on the Group’s efforts or inputs to the satisfaction of the performance obligation, by reference to the contract costs incurred up to the end of reporting period as a percentage of total estimated costs for each contract. For those contracts that did not include enforceable right to payment terms, revenue is recognized at a point in time when title to the property is transferred to the customer. For the periods presented, all the revenues related to projects in the U.S. were recognized until title is transferred.

Generally, the Company receives short-term advances from its customers for real estate sales. Using the practical expedient, the Company does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. The Group also receives long-term advances from customers for real estate sales. The transaction price for such contracts is adjusted for the effects of a financing component, if long-term advances from customers is assessed as significant at the individual contract level.

Contract assets

The Company pays sales commission to its real estate sales agencies for each real estate sales contract. The Company has elected to apply the optional practical expedient for costs to obtain a contract which allows the Company to immediately expense sales commissions (included under selling and distribution expenses) when the amortization period of the asset that the Company otherwise would have used is one year or less. For incremental costs of obtaining real estate sales contracts that extend beyond a one year period, these incremental costs of obtaining real estate sales contracts are recognized as an assets if the real estate sales are collectible and amortized as the Company transfers the control of the assets to customers.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Company transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). The Company’s contract liabilities are comprised of customer deposits, which are recognized as revenue when the Company performs under the contract.

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

For the years ended December 31, 2016, 2017 and 2018, we did not recognize any impairment for real estate properties completed and under development.

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

For the years ended December 31, 2016, 2017 and 2018, we did not recognize any impairment for real estate properties held for lease.

Effect of change in estimate

Revisions in estimated gross profit margins related to estimated costs and revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2018, real estate development projects (Chengdu Thriving Family, Changsha Xinyuan Splendid, Sanya Yazhou Bay No.1, Tianjin Spring Royal Palace I, Kunshan Royal Palace, Xi’an Metropolitan, Jinan Xin Central), which recognized gross profit in 2017, had changes in their estimated gross profit margins. As these projects moved closer to completion during 2018, the Company adjusted its prior estimates related to selling prices and development costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share increased by US$34.5 million (2016: increased US$61.2 million , 2017: decreased US$11.1 million ), US$25.9 million(2016: increased US$45.9 million , 2017: decreased US$8.3 million ), US$0.20 per share (2016: increased US$0.34 per share, 2017: decreased US$0.06 per share), and US$0.20 per share(2016: increased US$0.33 per share, 2017: decreased US$0.06 per share), respectively, for the year ended December 31, 2018.

Recently Issued Accounting Pronouncements

Please see the more detailed discussion in Note 2 to our consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

As previously discussed, a principal factor affecting our results of operations and our growth is the acquisition of land and land use rights in target markets. Under current regulations and market practice, land use rights for residential development purposes in the PRC may be acquired from local governments through a competitive auction or other bidding process. These competitive auctions and bidding processes are typically announced 20 days before they are about to take place. To participate in these auctions, we are required to make a minimum deposit of 20-50% of the opening auction price in cash. If we are successful on our bids, we are also generally required to remit the remaining purchase price within one to six months of the auction. Further, under current regulations we are not permitted to borrow money from local banks to fund land purchases. As a result we have to fund land purchases either from cash flows from project sales or from financing transactions in foreign markets which have been and continue to be relatively expensive and not easily accessible. (See “Item 3. Key Information D. Risk Factors — Our business requires access to substantial financing. Our failure to obtain adequate financing in a timely manner could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts and (2) affect our financial performance and condition.”) As a result of entering into other markets, we will also require adequate U.S. dollar and other currency financing for our offshore operations, one of the sources of which is back-to-back loan arrangements with our subsidiaries, which is subject to foreign exchange rate fluctuation and regulatory risk. See “Item 3. Key Information — D. Risk Factors — We face risks related to our back-to back loans.”

In addition to our land acquisitions, we expect to incur material project development costs on the acquired land. Our cash needs can only be partially satisfied by construction loans and future cash flows from real estate projects under development in the upcoming fiscal year. To ensure that we have sufficient funds to secure attractive land parcels and cover material project development costs, which are vital to our growth strategy, we have chosen to maintain a certain level of cash reserves on hand. In addition, we are required to maintain restricted cash deposits by banks that provide loans to us and our customers. The amount of the restricted cash deposits will vary based on the amount of the related loans. As of December 31, 2018, approximately US$511.9 million, or 43.2% of our total cash balance reserve, were restricted cash.

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

Cash Flows

	Year Ended December 31,
	2016	2017	2018
	(US$ in thousands)
Net cash (used in)/provided by operating activities	(159,881)	139,713	(22,902)
Net cash (used in)/provided by investing activities	4,468	(827,169)	34,563
Net cash provided by/(used in) financing activities	343,823	1,154,479	(189,581)
Net increase/(decrease) in cash, cash equivalents and restricted cash	188,410	467,023	(177,920)
Effect of exchange rate changes on cash and cash equivalents	(32,332)	87,461	(97,291)
Cash, cash equivalents and restricted cash, at beginning of year	750,665	906,743	1,461,227
Cash, cash equivalents and restricted cash, at end of year	906,743	1,461,227	1,186,016

Operating Activities

Net cash used in operating activities was US$22.9 million for the year ended December 31, 2018, primarily attributable to an increase in deposits for land use rights of US$452.1 million, an increase in other receivable of US$118.4 million, an increase in other asset of US$95.0 million, a decrease in other payables and accrued liabilities of US$73.3 million, and an increase in amounts due from related party of US$104.5 million, partially offset by proceeds from disposal of trading securities of US$77.8 million, an increase in customer deposits of US$264.2 million, a decrease in real estate properties development completed of US$232.5 million, an increase in accounts payable of US$127.2 million and an increase in income tax payable of US$88.8 million.

Net cash provided by operating activities was US$139.7 million for the year ended December 31, 2017, primarily attributable to proceeds from disposal of trading securities of US$178.8 million, a decrease in real estate property under development of US$151.8 million, a decrease in other deposits and prepayments of US$275.2 million, an increase in accounts payable of US$131.5 million, an increase in customer deposits of US$269.5 million and an increase in other payables and accrued liabilities of US$91.5 million, partially offset by purchase of trading securities of US$186.1 million, an increase in accounts receivable of US$63.7 million, an increase in real estate properties development completed of US$355.6 million, an increase in real estate properties held for lease of US$112.0 million, an increase in deposits for land use rights of US$180.4 million and an increase in amounts due from related party of US$128.3 million.

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

Proceeds from pre-sales of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sales proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sales are affected by a number of factors, including restrictions on pre-sales imposed by PRC law, market demand for our properties subject to pre-sales, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sales payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. At December 31, 2016, 2017 and 2018, we recorded current liabilities consisting of customer deposits of US$150.5 million, US$438.3 million, and US$1,921.9, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash in flow to the extent possible.

Investing Activities

Net cash provided by investing activities was US$34.6 million in the year ended December 31, 2018, and was mainly attributable to the acquisition of subsidiaries (net of cash acquired), and proceeds from return of capital.

Net cash used in investing activities was US$827.2 million in the year ended December 31, 2017, and was mainly attributable to the acquisition of long-term investment and purchase of property and equipment.

Net cash provided by investing activities was US$4.5 million in the year ended December 31, 2016, mainly attributable to the acquisition of subsidiaries (net of cash acquired), partially offset by the acquisition of other equity method investments and the purchase of property and equipment.

Financing Activities

Net cash used in financing activities was US$189.6 million in the year ended December 31, 2018, and was primarily attributable to repayments of short-term, long-term bank loans and other debt in the aggregate of US$1,429.0 million, distribution to non-controlling interests and dividend to shareholders of US$61.3 million, partially offset by proceeds from short-term, long-term bank loans and other debt in the aggregate of US$1,387.8 million.

Net cash provided by financing activities was US$1,154.5 million in the year ended December 31, 2017, and was primarily attributable to proceeds from short-term, long-term bank loans and other debt in the aggregate of US$1,940.1 million, partially offset by repayments of short-term, long-term bank loans and other debt in the aggregate of US$818.8 million, an increase of restricted cash of US$212.3 million, purchases of treasury shares of US$14.1 million and dividend to shareholders of US$26.1 million.

Net cash provided by financing activities was US$343.8 million in the year ended December 31, 2016, and was primarily attributable to the proceeds from short-term, long-term bank loans and other debt in the aggregate of US$1,836.9 million, a decrease of restricted cash of US$31.4 million, partially offset by repayments of short-term, long-term bank loans and other debt in the aggregate of US$1,497.2 million, repurchases of ADSs of US$33.7 million and dividend distributions of US$20.5 million.

Bank Borrowings and Other Debt

Bank borrowings and other debt are an important source of funding for our property developments. Our borrowings as of December 31, 2016, 2017 and 2018, respectively, were as follows.

	Year Ended December 31,
	2016	2017	2018
	US$	US$	US$
Short-term bank loans and other debt	178,576,151	247,758,295	43,711,388
Long-term bank loans	235,885,009	11,018,946	720,038,940
Other long-term debt	974,791,324	1,404,814,439	1,040,455,200
Current portion of long-term bank loans and other debt	704,695,082	1,648,233,254	1,647,918,456
Total	2,093,947,566	3,311,824,934	3,452,123,984

As of December 31, 2016, 2017 and 2018 the weighted average interest rate on our short-term bank loans and other debt was 6.53%, 7.67%, and 10.68% respectively. As of December 31, 2016, US$144.2 million of the short-term bank loans were denominated in Renminbi and are secured by associated land use rights and real estate under development. The remaining US$34.4 million was denominated in U.S. dollars and was secured by the equivalent amount of RMB bank deposits. As of December 31, 2017, US$185.0 million of the short-term bank loans were denominated in Renminbi and are secured by associated land use rights, real estate under development, real estate properties held for lease, obligatory rights of account receivable, and real estate properties completed. The remaining US$61.9 million and US$0.9 million were denominated in U.S. dollars and HKD respectively, in which US$58.7 denominated in U.S. dollars are secured by an equivalent amount of RMB bank deposits. As of December 31, 2018, US$43.7 million of the short-term borrowings were denominated in RMB.

As of December 31, 2016, 2017 and 2018, the weighted average interest rate on our long-term bank loans, including their current portion, was 5.07%, 5.43%, and 7.16% respectively. As of December 31, 2016, US$253.3 million of the long-term bank loans were denominated in Renminbi and are secured by associated land use rights. The remaining US$64.8 million was denominated in U.S. dollars and was secured by the equivalent amount of RMB bank deposits. As of December 31, 2017, US$447.5 million of the long-term bank loans were denominated in Renminbi and were secured by associated land use rights, real estate under development, respectively. The remaining US$64.8 million of the long-term bank loans were denominated in U.S. dollars and were secured by the equivalent amount of RMB bank deposits. As of December 31, 2018, US$1,136.5 million of the long-term bank loans were denominated in Renminbi and were secured by associated land use rights, real estate under development and real estate properties held for lease. The remaining US$113.5 million of the long-term bank loans were denominated in U.S. dollars and were secured by the equivalent amount of RMB bank deposits.

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

Debt Securities

In addition to bank loans, the group from time to time raises funds through the issuance of debt securities. On May 3, 2013, we issued US$200 million aggregate principal amount of May 2018 Senior Secured Notes, which notes we subsequently redeemed in 2016. On December 6, 2013, we issued US$200 million aggregate principal amount of June 2019 Senior Secured Notes, which notes we subsequently redeemed in 2017. On August 30, 2016, we issued US$300 million aggregate principal amount of the August 2019 Senior Secured Notes. On February 28, 2017, we issued US$300 million aggregate principal amount of the February 2021 Senior Secured Notes. On November 22, and December 1, 2017 we issued collectively US$300 million aggregate principal amount of November 2020 Senior Secured Notes. On March 19, 2018, we issued US$200 million aggregate principal amount of March 2020 Senior Secured Notes.

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

The August 2019 Indenture, the February 2021 Indenture, the November 2020 Indenture and the March 2020 Indenture contain certain covenants that, among others, restrict our ability and the ability of our restricted subsidiaries (as defined in the applicable Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes or the March 2020 Senior Secured Notes, as applicable, or other assets, to make certain other payments and to engage in transactions with affiliates and holders of more than 10% of our common shares, subject to certain qualifications and exceptions and the satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the applicable Indenture) of 2.50 to 1.0, 2.0 to 1.0, 2.0 to 1.0, and 2.0 to 1.0, respectively. Certain of these limitations, including restrictions on the incurrence of certain indebtedness or issuances of preferred stock, the making of certain payment or investments, payments of dividends, and sales of assets will be suspended if the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes or the March 2020 Senior Secured Notes, as applicable, obtain and retain an investment grade rating.

At any time prior to the maturity date of a series of Senior Secured Notes, we may at our option redeem the outstanding notes of the series in whole but not in part, at a redemption price equal to 100.0% of the principal amount of that series of Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to a Series Secured Note of any series at any redemption date, the greater of (i) 1.00% of the principal amount of such the Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such Senior Secured Note plus all required remaining scheduled interest payments due on such Senior Secured Note through its maturity date (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the applicable Indenture) plus 100 basis points, over (B) the principal amount of such Senior Secured Note on such redemption date.

At any time prior to maturity date of a series of Senior Secured Notes, we may redeem up to 35% of the aggregate principal amount of that series of Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of (a) in the case of the August 2019 Senior Secured Notes, 108.125% of the principal amount , (b) in the case of the February 2021 Senior Secured Notes, 107.75% of the principal amount, (c) in the case of the November 2020 Senior Secured Notes, 108.875% of the principal amount, and (d) in the case of the March 2020 Senior Secured Notes, 109.875% of the principal amount, plus, in each case, accrued and unpaid interest, if any, to (but not including) the redemption date. At least 65% of the aggregate principal amount of a series being so redeemed must remain outstanding after such redemption.

Following any Change of Control Triggering Event applicable to a series of Senior Secured Notes, we must make an offer to purchase all outstanding Senior Secured Notes of that series at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any, to (but not including) the offer to purchase payment date. A “Change of Control Triggering Event” means the occurrence of both a Change of Control (as defined in the applicable Indenture Indenture) and specified decline in the ratings of the Senior Secured Notes within six months after the date of public notice of the occurrence of a Change of Control or the intention by us or any other person to effect a Change of Control.

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

From August 31, 2018 to December 31, 2018, the Company redeemed August 2019 Senior Secured Notes for a total principal amount of US$11.9 million. The Company recognized gain on extinguishment of debt amounting to US$511,919, consisting of the gain from the difference between repurchase price and principal amount of the debt amounting to US$577,449 and the loss from unamortized deferred debt issuance costs amounting to US$65,530. As of December 31, 2018, we have a total principal amount of US$286.7 million of August 2019 Senior Secured Notes outstanding.

On April 15, 2019, the Company completed the repurchase of US$119,989,000 in principal amount of the August 2019 Senior Secured Notes pursuant to an Offer to Purchase for an aggregate purchase price of US$121,861,755 including accrued interest.

February 2021 Senior Secured Notes

On February 28, 2017, we issued an aggregate principal amount of US$300,000,000 of the February 2021 Senior Secured Notes. The February 2021 Senior Secured Notes bear interest at 7.75% per annum payable semiannually. Interest will be payable on February 28 and August 28 of each year, commencing August 28, 2017. The February 2021 Senior Secured Notes have a four year term maturing on February 28, 2021. From August 31, 2018 to December 31, 2018, the Company redeemed February 2021 Senior Secured Notes for a total principal amount of US$25.4 million. The Company recognized gain on extinguishment of debt amounting to US$2,642,710, consisting of the gain from the difference between repurchase price and principal amount of the debt amounting to US$3,043,135 and the loss from unamortized deferred debt issuance costs amounting to US$400,425. As of December 31, 2018, we have a total principal amount of US$270.6 million of February 2021 Senior Secured Notes outstanding.

November 2020 Senior Secured Notes

On November 22, 2017 and December 1, 2017, we issued an aggregate principal amount of US$200,000,000 and US$100,000,000 of the November 2020 Senior Secured Notes, respectively. The November 2020 Senior Secured Notes bear interest at 8.875% per annum payable semi-annually. Interest will be payable on May 22 and November 22 of each year, commencing May 22, 2018. The November 2020 Senior Secured Notes have a three year term maturing on November 22, 2020. As of the date of this annual report, we have a total principal amount of US$295.7 million of November 2020 Senior Secured Notes outstanding.

March 2020 Senior Secured Notes

On March 19, 2018, we issued an aggregate principal amount of US$200,000,000 of the March 2020 Senior Secured Notes. The March 2020 Senior Secured Notes bear interest at 9.875% per annum payable semi-annually. Interest will be payable on March 19 and September 19 of each year, commencing September 19, 2018. The March 2020 Senior Secured Notes have a two year term maturing on March 19, 2020. As of the date of this annual report, we have a total principal amount of US$197.2 million of March 2020 Senior Secured Notes outstanding.

On April 15, 2019, the Company completed the repurchase of US$75,700,000 in principal amount of the March 2020 Senior Secured Notes pursuant to a privately negotiated transaction for an aggregate purchase price of US$76,239,888 including accrued interest.

Debt Securities Issued Subsequent to 2018

On April 15, 2019 and April 26, 2019, the Company issued collective aggregate principal amount of US$300,000,000 of 14.2% Senior Notes due 2021 (the “October 2021 Notes”) upon completion of an offering conducted outside the United States pursuant to Regulation S under the Securities Act. The October 2021 Notes bear interest at 14.2% per annum, payable semi-annually. Interest will be payable on April 15 and October 15 of each year, commencing October 15, 2019. The October 2021 Notes have a two and a half year (thirty month) term maturing on October 15, 2021.

The October 2021 Notes were issued pursuant to an indenture, dated as of April 15, 2019, between the Company, the Subsidiary Guarantors (as defined below) and Citicorp International Limited, as trustee and shared security agent (the “October 2021 Indenture”). The Company’s obligations under the October 2021 Indenture and the October 2021 Notes are guaranteed initially by certain of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the October 2021 Indenture. The Company’s obligations under the October 2021 Indenture and the October 2021 Notes are secured by a pledge of the capital stock of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited.

At any time prior to October 15, 2021, the Company may at its option redeem the October 2021 Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the October 2021 Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. "Applicable Premium" means with respect to any October 2021 Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such Note, plus all required remaining scheduled interest payments due on such Note through the maturity date of the October 2021 Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the Indenture) plus 100 basis points, over (B) the principal amount of such Note on such redemption date.

At any time prior to October 15, 2021, the Company may redeem up to 35% of the aggregate principal amount of the October 2021 Notes with the net cash proceeds of one or more sales of the Company's common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 114.2% the principal amount of the October 2021 Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the October 2021 Notes issued on April 15, 2019 remain outstanding after each such redemption and any such redemption takes place within 60 days after the closing of the related equity offering.

Following a Change of Control (as defined in the October 2021 Indenture), the Company must make an offer to purchase all outstanding October 2021 Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any to (but not including) the offer to purchase payment date.

The October 2021 Indenture contains certain covenants that, among others, restrict the Company's ability and the ability of the Company's Restricted Subsidiaries (as defined in the October 2021 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase of redeem capital stock, sell assets, or make certain other payment, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the October 2021 Indenture) of 2.0 to 1.0.

The October 2021 Notes were issued in an offering done in reliance on the exemption from registration under Regulation S promulgated under the Securities Act.

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

On September 20, 2018, Xinyuan China issued a new tranche of onshore corporate bonds with an aggregate principal amount of RMB 600 million (US$87 million) due on September 21, 2020 (the “2018 Tranche”) at a coupon rate of 8.5% per annum payable annually. Interest is payable on September 21 of each year, commencing September 21, 2019. The above three tranches of onshore corporate bonds were issued at par.

From November 19, 2018 to November 30, 2018, the Company redeemed the First Tranche Bonds for a total principal amount of RMB 0.6 billion (US$87 million). The Company recognized loss on extinguishment of debt amounting to US$6,518,487, consisting of both the debt redemption price amounting to US$6,509,574 and unamortized deferred debt issuance costs amounting to US$8,913.

From December 14, 2018 to December 21, 2018, the Company redeemed the Second Tranche Bonds for a total principal amount of RMB 0.4 billion (US$58 million). The Company recognized loss on extinguishment of debt amounting to US$4,775,500, consisting of both the debt redemption price amounting to US$4,773,284 and unamortized deferred debt issuance costs amounting to US$2,216.

From August 1, 2018 to August 3, 2018, the Company redeemed the New Tranche for a total principal amount of RMB 1.05 billion (US$153 million). The Company recognized loss on extinguishment of debt amounting to US$5,989,710, consisting of both the debt redemption price amounting to US$5,710,866 and unamortized deferred debt issuance costs amounting to US$278,844.

On March 20, 2018, the Company redeemed the 2017 Tranche for a total principal amount of RMB 0.5 billion (US$73 million). The Company recognized loss on extinguishment of debt amounting to US$3,782,353, consisting of both the debt redemption price amounting to US$3,494,557 and unamortized deferred debt issuance costs amounting to US$287,796.

On September 21, 2018, the Company redeemed the 2018 Tranche for a total principal amount of RMB 0.4 billion (US$58 million). The Company recognized loss on extinguishment of debt amounting to US$3,599,937, consisting of both the debt redemption price amounting to US$3,291,086 and unamortized deferred debt issuance costs amounting to US$308,851.

On January 4, 2019, Xinyuan (China) Real Estate, Ltd. issued a new tranche of the onshore corporate bonds with an aggregate principal amount of RMB 600 million due on January 4, 2022 (the “2019 Tranche”) at a coupon rate of 8.5% per annum payable annually. Interest is payable on January 4 of each year, commencing January 4, 2020.

On April 1, 2019, Xinyuan (China) Real Estate, Ltd. completed the issuance of a new tranche of the onshore corporate bonds with an aggregate principal amount of RMB 980 million due on April 1, 2022 (the “2019 First Tranche Bonds”) at a coupon rate of 8.4% per annum payable annually. Interest is payable on April 1 of each year, commencing April 1, 2020.

Capital Expenditures

Our capital expenditures were US$6.5 million, US$9.8 million, and US$16.7 million in 2016, 2017 and 2018, respectively. Our capital expenditures in 2016, 2017, and 2018 were mainly used for building improvements, and purchase of aircraft, vehicles, fixtures and furniture and computer network equipment. The source of our capital expenditures is primarily the cash flow generated from operating activities.

As of December 31, 2018, we had outstanding commitments with respect to non-cancelable construction contracts for real estate development in the amount of US$1,325.8 million.

C.	Research and Development, Patent and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

As of December 31, 2017 and 2018, we guaranteed mortgage loans in the aggregate outstanding amount of US$1,569.8 million and US$1,988.6 million, respectively.

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

We paid US$0.6 million, US$1.8 million, US$0.8 million and US$1.7 million to satisfy guarantee obligations related to customer defaults for the years ended December 2014, 2016, 2017 and 2018, respectively. The fair value of the guarantees is not significant and we consider that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in our consolidated financial statements.

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

At December 31, 2018, the Group provided financial guarantees for bank loans of two of its equity method investees. The Group could incur losses in the event of defaults under or foreclosure of these loans and its maximum exposure to credit losses is US$280,189,999. The fair value of the guarantees is not significant and the Group considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding bank loans together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in the consolidated financial statements.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2018, our contractual obligations amounted to US$5,283.8 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated:

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(US$ in thousands)
Long-term debt obligations:
Long-term bank loans	720,039	-	593,349	80,939	45,751
Interest on long-term bank loans (1)	193,308	55,501	88,437	32,747	16,623
Other long-term debt	1,040,455	-	1,040,455	-	-
Interest on other long-term debt (2)	74,514	-	74,514	-	-
Current portion of long-term bank loan and other debt	1,647,918	1,647,918	-	-	-
Interest on current portion of long-term bank loan and other debt (1)	197,008	197,008	-	-	-
Short-term debt obligations
Short-term bank loans	43,711	43,711	-	-	-
Interest on short-term debt obligations (3)	2,355	2,355	-	-	-
Operating lease obligations	19,351	7,631	10,610	1,110	-
Non-cancellable construction contract obligations	1,325,760	653,276	630,093	42,391	-
Capital lease obligations (4)	19,381	7,743	11,638	-	-
Total	5,283,800	2,615,143	2,449,096	157,187	62,374

(1)	Our long-term bank loans, including current portion, bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans, including current portion, is calculated based on the current interest rate of each loan, ranging from 1.10% plus 1 month LIBOR to 9.80% per annum, using the PBOC benchmark rate of 4.75 % as of December 31, 2018.

(2)	Interest on other long-term debt is calculated based on the interest rates for relevant loans, ranging from 4.19% to 12.0% per annum.

(3)	Interest on short-term loans is calculated based on the interest rates for relevant loans, ranging from 10.5% to 11.60% per annum.

(4)

In 2012, Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”), one of our subsidiaries, entered into a capital lease agreement with MinshengHongtai (Tianjin) Aviation Leasing Co., Ltd. (“Minsheng”) to lease an aircraft. Under the terms of the agreement, Minsheng purchased a Gulf 450 from Gulfstream Aerospace Corporation and leased the aircraft to Henan Xinyuan for a term of 96 months starting from September 12, 2013. We measured a capital lease asset and capital lease obligation at an amount equal to the present value of the minimum lease payments during the lease term, excluding the portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) as well as any profit thereon. As of December 31, 2018, we are contractually committed to pay the amount of US$19.4 million. See Note 21 to the consolidated financial statements contained elsewhere in this annual report on Form 20-F.

In 2018, another one of our subsidiaries entered into a sale and leaseback agreement for shopping mall equipment.

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

We believe our cash on hand, projected cash flow from operations, available construction loan borrowing capability, and potential access to capital markets, should be sufficient to meet our expected cash requirements, including our non-cancellable construction contract obligations and capital lease obligations that are due on various dates through April 1, 2020, the outstanding principal amount of our August 2019 Senior Secured Notes due in August 2019, the outstanding principal amount of our February 2021 Senior Secured Notes due in February 2021, the outstanding principal amount of our November 2020 Senior Secured Notes due in November 2020, the outstanding principal amount of our March 2020 Senior Secured Notes due in March 2020, the outstanding principal amount of our October 2021 Senior Secured Notes due in October 2021, and for Xinyuan China to satisfy its obligations under the First, Second, Third, the New Tranche, 2017 Tranche and 2018 Tranche Bonds.

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

G.	Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of April 1, 2019:

Name	Age	Position
Yong Zhang	56	Executive Director, Chairman of the Board
Lizhou Zhang	48	Executive Director and Chief Executive Officer
Xuefeng Li	42	Interim Chief Financial Officer
Yong Cui	45	Director
Hao Gao	37	Director*
Thomas Gurnee	68	Director and Chairman of the Audit Committee*
Yifan (Frank) Li	51	Director*
Yumin Liang	56	Director
Samuel Shen	54	Director*
Wells Tian	48	Director
Yuyan Yang	56	Director

*Indepdnent director per NYSE listing standards.

Unless otherwise indicated, the business address of each director and executive officer is 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, the People’s Republic of China.

A description of the business experience and present position of each director and executive officer is provided below:

Yong Zhang founded our company in 1997 and has been the Chairman of the board of directors since 2007 and, through September 2013, was our Chief Executive Officer. Mr. Zhang has more than 20 years of working experience in the real estate industry. Prior to founding our company, he worked at several construction and property development companies, including Zhengzhou City Construction and Development Inc. and China Antai Real Estate Development Inc. Mr. Zhang is also vice chairman of Henan Real Estate Association, a member of China Democratic National Construction Association and a deputy to the 12th People’s Congress of Henan Province in China. He serves as a director of Beijing Ruizhuo Xihe Technology Development Co., Ltd., Beijing Ruizhuo Xitou Technology Development Co., Ltd., Beijing Ruizhuo Xichuang Technology Development Co., Ltd, Beijing XinyuanXin Technology Development Co., Ltd., Beijing Ruizhuo Xirong Technology Development Co., Ltd., Beijing Ruizhuo Xihui Technology Development Co., Ltd., Beijing Ruizhuo Xijia Technology Development Co., Ltd.,Huayi Xincheng (Beijing) Intelligent City Construction Co., Ltd., Beijing Xinyuan Future Investment Management Co., Ltd., Ningbo Zhongxin Xitou investment management Co., Ltd., Beijing Aijieli Technology Development Co., Ltd., Xinyuan Holding Ltd. and Madison Developments Limited. Mr. Zhang received a Ph.D. in finance from Renmin University of China in 2014, an executive master’s degree in business administration from Tsinghua University in 2005 and a bachelor’s degree in architecture from Henan Zhongzhou University in 1985.

Yong Cui has been a director of our company since August 2006 and served as our President from September 2013 through January 2018. With a doctorate degree in finance from Renmin University of China, Mr. Cui has extensive experience in corporate finance. For the past five years, Mr. Cui has worked at Beijing Runzheng Consulting Company as President.

Hao Gao was appointed as an independent director of the Company in May 2018. Mr. Gao is the director of the Global Family Business Research Center and the director of Strategic Partnership and Development Office at Tsinghua University PBC School of Finance, as well as the chief editor of the Family Business Series and Family Wealth Series published by the People's Publishing House/Oriental Press. Mr. Gao is also an independent director of Modern Media Holdings Limited (HKEX: 00072) and Hope Education Group Co., Ltd. (HKEX: 01765). Mr. Gao obtained a Bachelor's Degree in Automation Engineering from Tsinghua University, a Bachelor's Degree in Economics from Peking University, and a Ph.D. Degree in Management Science and Engineering from Tsinghua University. Mr. Gao has completed the Corporate Boards Program, the Audit Committees Program, and the Compensation Committees Program at Harvard Business School, as well as the Mergers and Acquisitions Program and the People, Culture, and Performance Program at the Graduate School of Business of Stanford University.

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

Xuefeng Li was appointed as the Company’s interim chief financial officer effective June 2018. Mr. Li joined Xinyuan in February 2017 as the general manager of the Company's financial management department. Before joining Xinyuan, Mr. Li worked for China Wanda Group and held senior management positions in its various subsidiaries including Wanda Hotels, Wanda Commercial Real Estate, Wanda Kids Entertainment, Wanda E-Commerce and Wanda Culture Group. Mr. Li has 16 years of experience in accounting, financial management, and capital operations. He serves as a director of Beijing Starry Sky Cinema Co., Ltd. and Huzhou Xinhong Town Construction and Development Co., Ltd. He graduated from Dongbei University of Finance and Economics in 2002 with a bachelor's degree in taxation and a master's degree in accounting. In 2004, he obtained the Chinese Certified Public Accountant designation.

Yifan (Frank) Li was appointed as a director of our company in February 2017. Mr. Li has been a director and Vice President of Geely Holding Group since September 2014. Prior to joining Geely, he was Vice President and international Chief Financial Officer of Sanpower Group from April in 2014. Prior to joining Sanpower Group, he served as Chief Financial Officer of China Zenix Auto International (NYSE:ZX) from December 2010 - 2014. Prior to joining China Zenix Auto International, Mr. Li was the Chief Financial Officer of Standard Water and Time Share Media from December 2007. Mr. Li is also an independent director of Shanghai International Port (Group) Co. Ltd. (600018-CN), Heilongjiang Interchina Water Treatment Co., Ltd. (600187-CN), Zhongan Online Insurance Co., Ltd. (HKEX: 06060) and Qudian Inc.(NYSE:QD). Mr. Li received his MBA from the University of Chicago Booth School of Business in 2000, MSc in Accounting from University of Texas at Dallas in 1994, and Bachelor of Economics in World Economy from Fudan University in 1989. He is a Certified Public Accountant in the United States and a Chartered Global Management Accountant. His business address is Room 815, 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang, PRC, 310051.

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

Samuel Shen was appointed as an independent director of the Company in May 2018. Mr. Shen is president of JD Cloud, the cloud business unit under JD.com, China's largest online retailer. Reporting directly to Richard Liu, JD.com CEO and chairman, Mr. Shen leads the efforts of JD Cloud to extend its offerings of tailored service solutions to a wide range of vertical industries. Mr. Shen previously held various senior positions at Microsoft, including chairman of the Microsoft Asia-Pacific Technology Company, COO of the Microsoft Asia-Pacific R&D Group, and general manager of Microsoft Cloud and Enterprise China. Before Microsoft, Mr. Shen worked at IDT in California. Mr. Shen is also an non-executive director of Kingdee International Software Group Limited (HKEX: 00268) and an independent director of Insigma Technology Co., Ltd. (600797-CN). Mr. Shen holds a Master's Degree in Computer Science from the University of California, Santa Barbara.

Wells Tian was appointed as an independent director in October 2015 and became an executive director in September 2016. Mr. Tian served as President of Xinyuan (China) Real Estate Co., Ltd from September 2016 through July 2017. Prior to joining Xinyuan, Mr. Tian was a Senior Partner at Korn/Ferry International where he leads its talent and leadership consulting business for Chinese companies. Prior to joining Korn/Ferry, Mr. Tian was at Aon Hewitt and held the roles of Vice President of its China division, General Manager of its North China division, and Director of its leadership and senior executive compensation consulting practice in China. Mr. Tian is also a director of Hunan Valin Steel Co., Ltd. and Qingdao Baheal Pharmaceutical Co., Ltd. Mr. Tian received his bachelor’s degree in Accounting from Qingdao University and holds an MBA in Administrative Engineering from Tsinghua University. Mr. Tian is a member of the Association of Charted Certified Accountants (“ACCA”) and is certified as a Project Management Professional (“PMP”).

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

Lizhou Zhang was appointed as our Chief Executive Officer and a member of the board of directors effective July 27, 2016. Mr. Zhang joins Xinyuan in June 2016 after working at Wanda Group, one of China’s largest property enterprises, in various positions for nearly seven years. Since January 2014, Mr. Zhang served as General Manager at Wanda One UK Co., Ltd. From 2011 to 2013, Mr. Zhang worked as Assistant to the President of Wanda Group and General Manager of the Northern Project Management Center and Operation Center of Wanda Commercial Management Company. Prior to this role, Mr. Zhang served as General Manager at two different subsidiaries of Wanda Group. He serves as a director of Beijing Starry Sky Cinema Co., Ltd., Zhengzhou Xinci Health Service Co., Ltd., Shenzhen Zhong An Financial Lease Co., Ltd., Qingdao Huiju Zhihui City Industrial Development Co., Ltd., Beijing weiteyun network technology Co., Ltd., Beijing wujiyun network technology Co., Ltd., Madison Developments Limited, Guangzhou Huanglong Information Technology Co., Ltd., Huzhou Xinhong Town Construction and Development Co., Ltd., and Huzhou Xinhong Jingcheng Construction and Development Co.,Ltd. Mr. Zhang holds a bachelor’s degree in construction management from Chongqing University and a master’s degree in monetary banking from Dongbei University of Finance and Economics.

As of the date of this annual report on Form 20-F, there are no familial relationships between any directors and members of senior management.

B.	Compensation

For the fiscal year ended December 31, 2018, the aggregate compensation to our executive officers, including all directors was US$7.1 million (which includes amounts paid to persons who are no longer serving as executive officers), and the aggregate compensation to our non-executive directors was US$0.6 million (which includes amounts paid to persons who are no longer serving as directors). As discussed below under “Item 6. Directors, Senior Management and Employees — D. Employees” we made contributions of US$18.4 million to employee benefit plans for the fiscal year ended December 31, 2018.

2007 Long Term Incentive Plan

In November 2007, we adopted our 2007 long term incentive plan (the “2007 Plan”) which provided for the grant of options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards to purchase our common shares. The maximum aggregate number of common shares which could be issued pursuant to all awards, including options, was 10 million common shares, subject to adjustment to account for changes in the capitalization of our company. The 2007 Plan by its terms expired in 2017.

As of December 31, 2018, 320,138 of options granted prior to the expiration of the 2007 Plan remain exercisable.

The following table summarizes the options granted to our current directors, executive officers, and other individuals as a group under our 2007 Plan outstanding as of April 1, 2019:

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Grant Date	Date of Expiration
Yong Zhang	39,400	1.21	June 30, 2014	June 29, 2024
Wells Tian	68,000	1.810	November 6, 2015	November 6, 2025
Our employees as a group(1)	100,000	1.085	May 24, 2011	May 25, 2021
	100,000	1.64	November 12, 2012	November 11, 2022
	12,738	1.21	December 13, 2010	December 12, 2020

(1)	None of these employees is a director or executive officer of our company.

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

On May 23, 2014, our company established a trust that is governed by a third party trustee and deposited US$7,042,725 into the trust. The trustee used the funds to acquire 4,234,884 common shares in the open market through the purchase of ADSs. The awards vested ratably over a three year service vesting period.

On April 10, 2015, under the 2014 RSU Plan, our company deposited US$3,259,998 into the trust. The trustee used the funds to acquire 2,076,964 common shares in the open market through the purchase of ADSs. 2015 RSU awards vested ratably over a three year service vesting period. As of December 31, 2018, all RSU awards granted in 2014 and 2015 had vested in full and the shares payable upon vesting had been paid to the respective plan participant.

On April 18, 2016, under the 2014 RSU Plan, our company deposited US$4,003,999 into the trust. The trustee used the funds to acquire 1,614,220 common shares in the open market through the purchase of ADSs. 2016 RSU awards vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares granted at the grant date is being recognized as compensation expense using the straight-line method. As of December 31, 2018, two of the three tranches of the 2016 awards have vested and the shares payable upon vesting had been paid to the respective plan participant. The remaining shares held by the third party trustee are legally outstanding as of December 31, 2018.

On July 27, 2017, under the 2014 RSU Plan, the Company deposited US$3,485,952 into the trust. The trustee has used the funds to acquire 1,356,584 common shares from the open market as of December 31, 2018. The awards vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares granted at the grant date is being recognized as compensation expense using the straight-line method. As of December 31, 2018, the first tranche of the 2017 awards have vested and the shares payable upon vesting had been paid to the respective plan participant. The remaining shares held by the third party trustee are legally outstanding as of December 31, 2018.

On July 30, 2018, under the 2014 RSU Plan, the Company deposited US$3,976,660 into the trust. The trustee has used the funds to acquire 1,732,466 common shares in the open market through the purchase of ADSs as of December 31, 2018. The awards vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares granted at the grant date will be recognized as compensation expense using the straight-line method.

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

Our company did not grant any options under the 2015 Plan in 2016, 2017 and 2018.

As of December 31, 2018, 2,796,734 options were issued and outstanding under the 2015 plan and 14,865,808 shares remained eligible for future grants under the plan. The following table summarizes the Options granted to our current directors, executive officers, and other individuals as a group under our 2015 Plan outstanding as of April 1, 2019:

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Grant Date	Date of Expiration
Yong Zhang	2,497,600	1.71	July 1, 2015	June 30, 2025
Yong Cui	-	1.71	July 1, 2015	June 30, 2025
Yumin Liang	54,334	1.71	July 1, 2015	June 30, 2025
Other employees as a group (1)	27,200	1.71	July 1, 2015	June 30, 2025
	54,400	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025

(1)	None of these employees is a director or executive officer of our Company.

Other awards

On March 20, 2017, the Compensation Committee approved a bonus to one senior executive. A portion of the bonus amounting to US$740,223 is being settled by the Company’s common shares through the purchase of ADSs by a trust company in the open market and the subsequent transfer of the common shares to the executive. As of December 31, 2018, a portion of the bonus amounting to US378,112 has not been settled. The remaining portion has been settled in cash. There is no vesting condition associated with the common share award. The Company classified this common share award as a liability and recognized share-based compensation expense amounting to US$740,223 during the year ended 2017.

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

Audit Committee. Our audit committee consists of Mr. Thomas Gurnee (Chairman), Mr. Yifan (Frank) Li, and Mr. Hao Gao. Under Section 303A of the NYSE Listed Company Manual, as a foreign private issuer, we are required to have an audit committee composed solely of independent directors. However, unlike U.S. listed companies, we are not required to have a minimum number of committee members and our audit committee members may be “independent” only as required by SEC Rule 10A-3 but need not meet the other independence test of NYSE Rule 303A. Our audit committee charter provides that the committee will consist of at least three directors, each of whom must meet applicable independence and financial literacy requirements of the NYSE and Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr. Gurnee qualifies as an “audit committee financial expert” under applicable SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Yong Zhang (Chairman), Mr. Wells Tian, Mr. Samuel Shen and Mr. Yifan (Frank) Li. Our compensation committee charter provides that the committee will be composed of at least three directors, at least half of whom will be independent as defined by the NYSE and any other applicable laws and regulations. All decisions are subject to simple majority approval. However, the committee may delete all or any portion of its duties and responsibilities to a subcommittee consisting of one or more members.

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. Yong Zhang (Chairman), Mr. Wells Tian, Mr. Hao Gao and Mr. Yifan (Frank) Li.

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

Investment Committee. Our investment committee consists of Mr. Yong Zhang (Chairman), Mr. Yong Cui, Mr. Samuel Shen and Mr. Lizhou Zhang.

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

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

Terms of Directors and Officers

Under our memorandum and articles of association, a director holds office until he resigns or otherwise vacates his office or is removed by our shareholders or directors. Accordingly, annual elections of directors by our shareholders are not required and we do not put to shareholder vote on an annual or periodic basis election of directors to our company. A director may be removed by special resolution passed by our shareholders before the expiration of such director’s term. Officers are appointed by and serve at the discretion of the board of directors.

D.	Employees

As of December 31, 2018 we had 2,038 full time employees. The following table sets forth the number of our full time employees categorized by function as of the period indicated:

	As of December 31,
	2016	2017	2018
Management	17	34	48
Finance	133	145	185
Planning and development	252	389	590
Project construction management	222	217	305
Sales and marketing	92	101	107
Property management	176	234	418
Administrative and human resources	173	236	359
Legal and audit	20	20	26
Total	1,085	1,376	2,038

As of December 31, 2018, our subsidiary, Xinyuan Property Service Co., Ltd, also hired approximately 3,672 contract employees and temporary employees, most of whom provided security and housekeeping services relating to property management.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing funds, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2016, 2017 and 2018 was US$11,023,291, US$17,101,606, and US$18,422,330 respectively.

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

The following table sets forth information with respect to the beneficial ownership of our common shares as of April 1, 2019 (or such earlier date as indicated below), by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our common shares; and

•	all of our directors and executive officers as a group.

		Shares Beneficially Owned (1)
Directors, Executive Officers and Principal Shareholders	Number	%
Yong Cui (2)	177,410	*
Hao Gao	–	–
Thomas Gurnee	–	–
Yifan (Frank) Li	–	–
Yumin Liang (3)	145,854	*
Samuel Shen	–	–
Wells Tian (4)	68,000	*
Yuyan Yang (5)	28,400,000	23.7
Xuefeng Li	–	–
Lizhou Zhang	53,290	*
Yong Zhang (6)	31,844,008	26.1
All directors and executive officers as a group (7)	60,688,562	50.0
TPG Group Holdings (SBS) Advisors, Inc. (8)	7,130,648	5.95

* Beneficially owns less than 1% of our outstanding common shares.

(1)	Beneficial ownership includes voting or investment power with respect to the securities and, (except as indicated below, each person named has sole voting and investment power with respect to the shares shown opposite his or her name. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of the date of determination. The percentage of beneficial ownership is based on 119,805,636 common shares outstanding as of April 1, 2019. In addition, for purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons had the right to acquire on or within 60 days of April 1, 2019 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Includes 86,092 shares subject to RSUs scheduled to vest within 60 days held by Tongyu Ltd., a BVI company wholly-owned and controlled by Mr. Cui.

(3)	Includes 54,334 common shares issuable upon the exercise of vested options and 21,523 shares subject to RSUs scheduled to vest within 60 days held by Ruixin Real Estate Development Co., Ltd., a BVI company wholly-owned and controlled by Mr. Liang.

(4)	Represents 68,000 common shares issuable upon the exercise of vested options exercisable within 60 days.

(5)	Ms. Yang is the settlor of The Spectacular Stage Trust established pursuant to the Trust Deed dated November 24, 2015 between Ms. Yang, as Settlor, and HSBC International Trustee Limited, as Trustee (the "Trust"). Pursuant to the Trust Deed, the Trustee is required to obtain the prior written consent of Ms. Yang, as Protector, before making any direct or indirect dispositions of any common shares that constitute assets of the Trust and to vote common shares held by the Trust and cause any entity owned by the Trust directly or indirectly that holds common shares to vote such shares in accordance with instructions from Ms. Yang. Accordingly, pursuant to Section 13(d) of the Exchange Act, Ms. Yang may be deemed to beneficially own all of the common shares held directly or indirectly by the Trust. Spectacular Stage Limited, a British Virgin Islands company indirectly wholly owned by the Trust, owns 28,400,000 common shares.

(6)	Includes 28,400,000 common shares owned by Mr. Zhang, 2,537,000 common shares issuable upon exercise of vested options and 86,092 shares subject to RSUs scheduled to vest within 60 days. Also includes 820,916 common shares held by Universal World Development Co. Ltd., a British Virgin Islands company, of which Mr. Zhang is the sole owner.

(7)	Includes 2,659,334 common shares issuable upon exercise of options exercisable within 60 days and 193,707 shares subject to RSUs scheduled to vest within 60 days.

(8)	Number of shares as of February 15, 2019 based on information in an amendment to Schedule 13D filed with the SEC on February 20, 2019 by TPG Group Holdings (SBS) Advisors, Inc. (“Group Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102. Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole shareholder of TPG Asia GenPar VI Advisors, Inc., a Cayman Islands exempted company, which is the general partner of TPG Asia GenPar VI, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Asia VI SF AIV, L.P., a Prince Edward Island limited partnership, which is the sole shareholder of TPG Asia VI SF Pte., Ltd., a company formed under the laws of Singapore (“TPG Asia” or the “TPG Investor”), which as of February 15, 2019 directly held 7,130,648 common shares (the “TPG Shares”). Because of Group Advisors’ relationship to TPG Asia, Group Advisors may be deemed to be the beneficial owner of the TPG Shares. Based on the number of shares issued and outstanding as of December 31, 2018, as set forth on the cover page to this Form 20-F, the Reporting Person's percentage of beneficial ownership would have been 5.95%.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership” for our major shareholders.

In connection with the 2013 investment by the TPG group, one of our major shareholders, Mr. Yong Zhang, our Chairman, entered into a letter agreement dated as of September 19, 2013 with TPG Asia (the “Chairman’s Letter”), pursuant to which Mr. Zhang agreed, among other matters no longer in effect, so long as the TPG Asia and its affiliates own at least 5% of our common shares on an as-converted basis, to use his reasonable best efforts to cause the TPG Investor Director to be elected to and not be removed from the board and to ensure the TPG Investor Director will be a member of our Investment Committee.

Our major shareholders do not have voting rights that are different from other shareholders.

There are three record holders in the United States, including the depositary for our ADSs, holding, collectively, 55.8% our outstanding common shares, as of April 1, 2019.

B.	Related Party Transactions

 Cash Advances at of December 31, 2018

As of December 31, 2018, we recorded balances due from employees in the amount of US$1.69 million as compared to US$2.17 million as of December 31, 2017, which mainly represented cash advances paid to employees for their traveling and other expenses.

TPG Investment

As described elsewhere in this annual report on Form 20-F, on September 19, 2013, we issued an aggregate of 12,000,000 of our common shares and a convertible note with an aggregate principal amount of US$75,761,009, to TPG ASIA upon completion of a private placement pursuant to a securities purchase agreement dated August 26, 2013 among us, TPG Asia and the guarantors named therein (the “TPG Securities Purchase Agreement”). We redeemed the convertible note on November 21, 2014. Fee or a description of the terms of the agreements entered into as part of the transactions “Item 10. Additional Information — C. Material Contracts — Investment by TPG” included elsewhere in this annual report on Form 20-F.

Other Transactions

On July 31, 2017, the Company sold 1.33% of the equity interest in one real estate project company to key management personnel for a total consideration of US$1,256,909. According to the equity transfer agreement, the Company is obligated to repurchase the equity interest back from management. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as a liability.

In 2018, the Company sold a small percentage of the equity interests (ranging from 0.50% to 5.54%) in eight real estate project companies to key management personnel for a total consideration of US$8,720,772. According to the equity transfer agreement, the Company is obligated to repurchase the equity interest back from management. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as a liability.

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

Pursuant to the framework agreement signed in June 2017 by Xinruifeng and Xinyuan China, both parties agreed to invest a total of RMB 30 million in Xitou. After the completion of the arrangement, Xinruifeng and Xinyuan China will own 66.67% and 33.33% equity interest of Xitou, respectively. The arrangement will be completed with two steps that form a single transaction designed to achieve an overall commercial effect, 1) Xinyuan China will acquire 100% equity interest of Xitou for nil consideration (“Step one”); and 2) Xinruifeng will inject a capital of RMB 20 million and acquire 66.67% equity interest of Xitou, and Xinyuan China will invest RMB 10 million and obtain 33.33% of equity interest of Xitou (“Step two”). These two steps are inseparable and the acquisition of Xitou will be completed only after both of these two steps are completed. As of December 31, 2018, Step two is still in process. Considering Step one and Step two were entered into at the same time and in contemplation of one another, the Xitou transaction is not considered completed for accounting purposes.

Pursuant to the framework agreement signed in June 2017 by Beijing Future Xinhujin Science and Technology Development Center (Limited Partnership) (“Xinhujin”), owned by a senior management member of the Company, and Xinyuan China, both parties agreed to invest a total of RMB30 million in Xichuang. After the completion of the arrangement, Xinhujin and Xinyuan China will own 66.67% and 33.33% equity interest of Xichuang, respectively. The arrangement will be completed with two steps that form a single transaction designed to achieve an overall commercial effect, 1) Xinyuan China will acquire 100% equity interest of Xichuang for nil consideration (“Step one”); and 2) Xinhujin will inject capital of RMB20 million to Xichuang and acquire 66.67% equity interest of Xichuang, and Xinyuan China will invest RMB 10 million and obtain 33.33% of equity interest of Xichuang (“Step two”). These two steps are inseparable and the acquisition of Xichuang will be completed only after both of these two steps are completed. As of December 31, 2018, the Xichuang transaction has not been completed since Step two is still in process. Considering both Step one and Step two were entered into at the same time and in contemplation of one another, the Xichuang transaction is not considered completed for accounting purposes.

Pursuant to the framework agreement signed in June 2017 by Beijing Future Xinzhihui Science and Technology Development Center (Limited Partnership) (“Xinzhihui”), owned by a senior management member of the Company, and Xinyuan China, both parties agreed to invest a total of RMB 40 million in Aijieli. After the completion of the arrangement, Xinzhihui and Xinyuan China will own 75% and 25% equity interest of Aijieli, respectively. The acquisition will be completed with two steps that form a single transaction designed to achieve an overall commercial effect, 1) Xinyuan China will acquire 100% equity interest of Aijieli for nil consideration (“Step one”); and 2) Xinzhihui will inject a capital of RMB30 million and acquire 75% equity interest of Aijieli, and Xinyuan China will invest RMB10 million and obtain 25% of equity interest of Aijieli (“Step two”). These two steps are inseparable and the acquisition of Aijieli will be completed only after both of these two steps are completed. As of December 31, 2018, the Aijieli transaction has not been completed since Step two is still in process. Considering both Step one and Step two were entered into at the same time and in contemplation of one another, the Aijieli transaction is not considered completed for accounting purposes.

On June 24, 2017, Beijing Wanzhong, one of the Company’s subsidiaries, invested US$2,142,573 in the Xin Future No.1 Private Equity Fund. The fund is operated by Beijing Xinyuan Future Investment Management Limited, an investment company controlled by the Company’s key management personnel. Management accounted for this investment at fair value using the net asset value practical expedient. The Company can redeem its investment on the last trading day of each quarter by providing written notice in advance. On September 26, 2018, the Company redeemed its investment resulting in US$59,970 gain recorded in net realized gain on short-term investments during the year ended December 31, 2018.

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

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our common shares, if any, will be paid in U.S. dollars. In previous years, the Company has paid quarterly dividends.

Legal Proceedings

In May 2015, XIN Development Management East, LLC (“XDME”) filed an arbitration claim for not less than US$10 million which was subsequently reduced for the purpose of a prior mediation to US$8 million against Wanks Adams Slavin Associates LLP (“WASA”), the design company for the Group’s Oosten project. WASA has asserted a total of approximately US$2 million in counterclaims. XDME believes WASA’s counterclaims are without merit and intends to contest vigorously such claims. On November 26, 2018, XDME reconciled with the design company WASA and settled the claim.

In December 2016, 421 Kent Development LLC ("421 Kent"), the property company for the Group's Oosten project, terminated its contract with its general contractor. The general contractor and various subcontractors have filed lawsuits against 421 Kent and the Company for approximately US$26.1 million, in aggregate, plus punitive damages. In addition, the general contractor filed mechanic's liens against 421 Kent and the Company for approximately US$7.5 million. 421 Kent has answered the claims and believes the contractors' claims and liens are without merit and intends to contest vigorously such claims. At this stage of the proceedings, 421 Kent cannot predict the outcome of this lawsuit or a judgment against 421 Kent, whether in whole or in part, may result in a loss, if any. An estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made at this time.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

See “Item 9. The Offer and Listing — C. Markets” for price history data.

B.	Plan of Distribution

Not applicable

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of scheme of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the majority shareholders are acting in good faith without coercion of the minority to promote interests adverse to those of the relevant class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

If the arrangement and reconstruction by way of scheme of arrangement is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

When a tender offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

Shareholders’ suits. In principle, we will normally be the proper plaintiff and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, our company to challenge:

•	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders;

•	an act which constitutes a fraud against the minority where the wrongdoer are themselves in control of the company; and

•	an act which requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained.

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

Shareholder action by written resolution. Under Cayman Islands law and our amended and restated articles of association, our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Removal of Directors. Under our memorandum and articles of association, directors may be removed by a special resolution. In addition, a director’s office shall be vacated if the director (i) gives notice in writing to our company that he resigns the office of director; (ii) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (iii) if he dies, becomes bankrupt or makes any arrangement or composition with his creditors; (iv) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (v) if all other directors (being not less than two in number) resolve that he should be removed as a director or; (v) is removed from office pursuant to any other provisions of our amended and restated memorandum and articles of association.

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

Commercial Arrangements

On October 23, 2012, the Group entered into a capital lease agreement with MinshengHongtai (Tianjin) Aircraft Leasing Co., Ltd. to lease a corporate aircraft with a lease term of 8 years and a quarterly lease payment of US$1.4 million. According to the contract, the company will pay US$6.7 million to repurchase the jet and get the ownership after 8 years lease term ended. The corporate aircraft was delivered on September 12, 2013, and the capital lease commenced on September 15, 2013 (the “Commencement Date”). The Group measured a capital lease asset and capital lease obligation at an amount equal to the present value of the minimum lease payments during the lease term, excluding the portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) as well as any profit thereon. The effective interest rate for the capital lease obligation is 10.47%. As of December 31, 2018, the capital lease obligation was US$10.0 million.

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

Pursuant to the TPG Securities Purchase Agreement, we have agreed that TPG Asia, so as long as it holds at least five percent of our common shares on an as-converted basis, is entitled to appoint one member to our board of directors (the “TPG Investor Director”) and to have the TPG Investor Director appointed to each of the board’s committees, including our investment committee to the extent permitted by applicable law or regulatory authorities. We also agreed to enter into an indemnification agreement in a form mutually agreed to us and TPG Asia for the benefit of TPG Investor Director concurrently with his or her appointment.

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

In connection with the transaction, Mr. Yong Zhang, our Chairman, entered into the Chairman’s Letter, pursuant to which so long as TPG Asia and its affiliates own at least 5% of our common shares on an as-converted basis, to use his reasonable best efforts to cause the TPG Investor Director to be elected to and not be removed from the board and to ensure the TPG Investor Director will be a member of our Investment Committee.

Bond Offerings

For a description of the August 2019 Senior Secured Notes and the August 2019 Indenture, the February 2021 Senior Secured Notes and the February 2021 Indenture, the November 2020 Senior Secured Notes and the November 2020 Indenture and the March 2020 Senior Secured Notes, the March 2020 Indenture and the Otober 2021 Notes and the October 2021 Indenture, see “Item 5. Operating and Financial Review And Prospects — B. Liquidity and Capital Resources — Debt Securities—Senior Secured Notes,” included elsewhere in this annual report on Form 20-F.

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

People’s Republic of China Taxation

The PRC Corporate Income Tax Law, or the CIT Law, became effective as of January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, and the Implementation for the CIT Law issued by the PRC State Council, became effective as of January 1, 2008. The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for the CIT Law, a “de facto management body” is defined as a body that has material and overall management and control of the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. On April 22, 2009, the SAT issued the Circular 82, which was retroactively effective as of January 1, 2008. Under this notice, an overseas incorporated domestically controlled enterprise will be recognized as a PRC resident enterprise if it satisfies all of the following conditions: (i) the senior management responsible for daily production/ business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and shareholder meetings, etc., are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC. Further, the SAT issued Bulletin 45, which became effective on September 1, 2011 and was amended on April 17, 2015 and June 28, 2016, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarified certain issues relating to the determination of PRC tax resident enterprise status, post-determination administration and the authorities responsible for determining offshore-incorporated PRC tax resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the in-charge tax authorities from an offshore-incorporated PRC tax resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC tax resident enterprise. However, as Circular 82 and Bulletin 45 only apply to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents or non-PRC enterprises such as our company. It is not clear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

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

This discussion does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, other financial institutions, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, partnerships (or other entities treated as flow-through entities for U.S. federal income tax purposes), dealers or traders in securities, brokers, United States expatriates and certain former long-term U.S. residents, persons subject to the alternative minimum tax, persons who have acquired the shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons who generally mark their securities to market for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons who are residents in the PRC for PRC tax purposes or persons that own directly, indirectly, or constructively 10% or more of our stock by vote or value). If a partnership holds common shares or ADSs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding common shares or ADSs should consult its own tax adviser regarding the United States tax consequences of its investment in the common shares or ADSs through the partnership. This discussion does not address any U.S. state or local or non-U.S. tax considerations, any United States federal estate, gift or alternative minimum tax considerations, the United States federal Medicare tax on net investment income.

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

Based on our estimated gross income, the average value of our assets, including goodwill, and the nature of our business, although not free from doubt, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31,2018. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent table years. We do not intend to make a determination of our or any of our future subsidiaries’ PFIC status in the future. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or common shares.

A U.S. Holder may be able to mitigate some of the adverse U.S. federal income tax consequences described below with respect to owning the common shares or ADSs if we are classified as a PFIC for any taxable year, provided that such U.S. Holder is eligible to make, and validly makes a mark-to-market election, described below. In certain circumstances, a U.S. Holder can make a qualified electing fund election, or QEF election, to mitigate some of the adverse tax consequences described with respect to an ownership interest in a PFIC by including in income its share of the PFIC’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a QEF election.

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

If we are a PFIC for any taxable year during which you hold the common shares or ADSs, then in lieu of being subject to the special tax regime and interest charge rules discussed above, you may make an election to include gain on the common shares or ADSs as ordinary income under a mark-to-market method, provided that such the common shares or ADSs are treated as “regularly traded” on a “qualified exchange.” In general, the common shares or ADSs will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of the common shares or ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year. Although the U.S. Internal Revenue Service (“IRS”) has not published any authority identifying specific exchanges that may constitute “qualified exchanges,” Treasury Regulations provide that a qualified exchange is (a) a U.S. securities exchange that is registered with the SEC, (b) the U.S. market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a non-U.S. securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such non-U.S. exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market, and to protect investors; and the laws of the country in which such non-United States exchange is located and the rules of such non-U.S. exchange ensure that such requirements are actually enforced and (ii) the rules of such non-United States exchange effectively promote active trading of listed shares. No assurance can be given that the common shares or ADSs will meet the requirements to be treated as “regularly traded” for purposes of the mark-to-market election.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system, which can be accessed without charge. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In accordance with Section 203.01 of the NYSE Listed Company Manual, we will post this annual report on our website at www.xyre.com .

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

Foreign Exchange Risk

We and our subsidiaries are principally engaged in real estate development and the provision of property management services in the PRC. We started U.S. business operations, which is mainly residential real estate development, as well as resale, in 2012. The functional currency of our PRC subsidiaries is the Renminbi, while that of our subsidiaries in the United States is U.S. dollars. Our reporting currency is the U.S. dollar. We translate the PRC operating results using the average exchange rate for the year and we translate the PRC financial position at the year-end exchange rate. The PRC subsidiaries’ significant net asset position as of December 31, 2016 coupled with the fact that the RMB strengthened against the U.S. dollar during the year ended December 31, 2016, resulted in foreign exchange translation losses. The foreign currency translation income recognized in our other comprehensive income amounted to US$59.3 million for the year ended December 31, 2018.

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

The RMB is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 1, 2005, the PRC government changed its previous policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since July 21, 2005, this change in policy has resulted in an approximately 17.1% appreciation of the RMB against the U.S. dollar through December 31, 2018. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any appreciation of the RMB against the U.S. dollar or any other foreign currencies would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert foreign currencies into RMB for such purposes. On August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last. However, any significant depreciation in the exchange rates of the RMB against the U.S. dollar could adversely affect the value of any dividends paid by us to our shareholders, which would be funded by RMB but paid in U.S. dollars. There can be no assurance that any future movements in the exchange rate of the RMB against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition (including our ability to pay dividends). A significant depreciation in the RMB against major foreign currencies may have a material adverse impact on our results of operations, financial condition and share price because our reporting currency is the U.S. dollar and our ADSs are expected to be quoted in U.S. dollars, whereas our revenues, costs and expenses are largely denominated in RMB.

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

Our indebtedness consists primarily of short-term and long-term bank borrowings, secured debt and onshore corporate bonds. As of December 31, 2018, we had US$43.7 million of short-term borrowings, with US$43.7 million denominated in RMB, which bear interest rates ranging from 10.50% per annum to 11.6% per annum, with a weighted average interest rate at such date of 10.68%. US$958.5 million of long-term bank loans, including current portions of long-term bank loans, bear floating interest rates, which are based on 100.00% to 206.32% of PBOC benchmark rates in the following years. US$75.0 million of long-term debt, including current portions of long-term debt bear floating interest rates, which are based on Libor benchmark rates in the following years. The PBOC regulates the interest rates of our Renminbi-denominated borrowings. The PBOC-published benchmark one-year lending rate in China, which directly affects the property mortgage rates offered by commercial banks in China, as at December 31, 2016, 2017 and 2018 was 4.35%, 4.35% and 4.35%, respectively. As of December 31, 2018, the principal amount of our aggregate outstanding variable rate debt, including long-term bank loans, was US$1,033.5 million. A hypothetical 1.00% increase in annual interest rates would increase our interest cost by approximately US$10.3 million per year based on our debt level at December 31, 2018. The senior secured notes and other debt, except the above-mentioned US$75.0 million of floating rate debt, bear fixed interest rates and therefore, interest rate risk is low.

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

As of December 31, 2018, we had outstanding guarantees of mortgages in the principal amount of US$1,988.6 million. If a purchaser defaults on the payment of its mortgage during the term of the guarantee, the mortgage lending bank may require us to repay the outstanding amount under the loan plus any accrued interest. In this event, although we are able to retain the customer’s deposit and sell the property to recover any amounts paid by us to the bank, there can be no assurance that we would be able to sell the property at a price equal to or greater than the amount we paid on the defaulting purchaser’s outstanding loan amount and any accrued interest thereon. We paid US$1.7 million to satisfy guarantee obligations related to customer defaults for the year ended December 31, 2018.

During parts of 2011 and 2012 we offered certain homebuyers seller-financing arrangements. All the homebuyers entered into such arrangement were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via our management reporting procedures. We provided longer payment terms, ranging between six months to two years to particular home buyers after applying strict credit requirements based on our credit policy. In the second half of 2012, execution of seller-financed contracts dropped significantly. From the fourth quarter of 2012, we stopped offering seller-financed contracts to second home buyers. Commencing in the second quarter of 2014, the Group again offer seller-financed contracts. As of December 31, 2017 and 2018, there was no concentration of credit risk with respect to receivables and we do not have a significant exposure to any individual debtor. Since 2013, PRC banks have tightened the distributions of mortgage loans to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. We took the position that the processing periods of the contracts with underlying mortgage loans exceeding one year cannot be recognized as revenue on an over time basis .

As of December 31, 2018, our cash and cash equivalents totaled US$674.1 million and restricted cash totaled US$511.9 million, predominately deposited in accounts maintained with state-owned bank within the PRC. We have not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Inflation

Inflation has not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.0%, 1.6%, and 2.1% in 2016, 2017 and 2018, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this annual report, we have not been materially affected by any inflation or deflation.

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

The depositary may remit to us all or a portion of the depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the deposit agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2018, the depositary reimbursed us US$656,999 with respect to certain fees and expenses.

The table below sets forth the types of expenses that the depositary has agreed to reimburse and the amounts reimbursed in 2018:

Category of Expenses	Amount Reimbursed in the Year Ended December 31, 2018
(US$)
Investor relations marketing	656,999
Legal	-
Total	656,999

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013 Framework), our management concluded that, as of December 31, 2018, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2018, there were no changes in our internal control over financial reporting that occurred during the period covered by the report for the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Xinyuan Real Estate Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Xinyuan Real Estate Co., Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Xinyuan Real Estate Co., Ltd. and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2018, and the related notes of the Company and our report dated April 29, 2019 expressed an unqualified opinion thereon.

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

April 29, 2019

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	US$	US$	US$
Audit fees (1)	1,295,156	1,302,797	1,330,954
Audit-related fees (2)	293,669	470,783	329,714
Tax fees (3)	–	–	–
All other fees (4)	–	–	–

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the quarterly procedures performed for our comparative interim financial statements.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for assurance and related services. In 2016, such services consisted principally of a SAS 100 review of the Company’s June 30, 2016 financial statements incorporated by reference into the F-3 registration statement and permissible assurance related services associated with the issuances of our August 2019 Senior Secured Notes in August 2016. In 2017, such services consisted primarily of a SAS 100 review of the Company’s June 30, 2017 financial statements incorporated by reference into the F-3 registration statement, permissible assurance related services associated with the issuances of our February 2021 Senior Secured Notes in February 2017 and the issuances of our November 2020 Senior Secured Notes in November 2017. In 2018, such services consisted primarily of a SAS 100 review of the Company’s June 30, 2018 financial statements incorporated by reference into the F-3 registration statement and permissible assurance related services associated with the issuances of our March 2020 Senior Secured Notes in March 2018.

(3)	There were no tax fees billed in 2016, 2017 and 2018.

(4)	There were no other fees billed in 2016, 2017 and 2018.

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

Effective March 21, 2017, our board of directors approved a new US$40 million share repurchase program through December 2019 (the “2017 Authorization”) to be effective upon the earlier of completion or expiration of the US$40 million share repurchase program effective December 28, 2015 through December 2017. This program will be funded from available working capital. Repurchases under the 2017 Authorization will be made from time to time through a combination of open market and privately negotiated transactions. The per share price cap will be determined from time to time in the discretion of management.

Effective August 14, 2018, our board of directors approved a new additional US$50 million share repurchase program through December 2019 (the “2018 Authorization”).

 The following table sets forth a summary of our repurchase of our ADSs made from January 1, 2018 to December 31, 2018:

Period(1)	Total Number of ADSs Purchased (2)(3)	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate U.S. Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs
June 1 through June 30	461,307	4.91	9,892,301	33,658,077
July 1 through July 31	492,898	4.66	10,385,199	31,358,926
August 1 through August 31	331,900	4.51	10,717,099	79,861,222
September 1 through September 30	1,050,783	4.65	11,767,882	74,979,448
October 1 through October 31	781,078	3.98	12,548,960	71,868,013
November 1 through November 30	676,291	4.36	13,225,251	68,916,396
December 1 through December 31	698,056	4.07	13,923,307	66,074,322
Total	4,492,313	4.42	13,923,307	66,074,322

(1)	No purchases were made in the months not listed in the table above.
(2)	In 2018, we repurchased 4,492,313 ADSs under the 2017 Authorization.
(3)	Our ADS to common share ratio is one ADS for two common shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

The NYSE Listed Company Manual requires that the board of directors of a listed company consist of a majority of independent directors, as defined by the NYSE from time to time. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of directors of a corporation to be independent. As of the date of this annual report, the majority of our directors are not independent directors as defined by the NYSE. Our board is currently composed of ten directors, two of whom are current officers of the Company or one of its subsidiaries, and three of whom was formerly an executive officer of our Company within the past three years. Under NYSE rules, all non-management directors are required to meet periodically in executive session, without any members of management present. The corporate governance practice in our home country does not require such meetings and, accordingly, our non-management directors do not meet in executive session.

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

The NYSE Listed Company Manual requires listed companies to have an audit committee that satisfies the requirements of Section 10A of the Exchange Act. As a foreign private issuer, we are not required to comply with certain other NYSE rules related to audit committees, including the requirements to have a minimum of three members and that the members satisfy the additional “independence” standards of Section 303A.02 of the New York Stock Exchange Listed Company Manual. Our audit committee has, as of the date of this annual report, three members, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act, and one such member qualifies as an “audit committee financial expert” under applicable SEC rules.

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

ITEM 16H.	MINE SAFETY

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Xinyuan Real Estate Co., Ltd. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 3.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)
1.2	Amendment to Amended and Restated Articles of Association of Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 99.5 to the registrant’s Form 6-K (File No. 001-33863 ) filed with the SEC on December 10, 2009)
2.1	Deposit Agreement, dated as of December 11, 2007, among Xinyuan Real Estate Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and holders of American Depositary Shares (incorporated by reference to Exhibit 2.5 to Amendment No. 1. to the registrant’s annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)
2.2	Amendment to Deposit Agreement, including the form of ADR, dated November 9, 2017 (incorporated by reference to Exhibit 99.(a)(2) to the registrant’s F-6EF (File No. 333-221449) filed with the SEC on November 9, 2017)
2.3	Indenture, dated as of December 6, 2013, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule 1 thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agreement (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 9, 2013)
2.4	Indenture Supplement No. 1 dated as of February 13, 2015, among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedules I thereto as the Subsidiary Guarantors to the Indenture, dated as of May 3, 2013 with respect to the registrant’s 13% June 2019 Senior Secured Notes (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on February 13, 2015)
2.5	Indenture Supplement No. 2, dated as of February 3, 2016, among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedule I as the Subsidiary Guarantors, to the Indenture, dated as of December 6, 2013, with respect to the registrant’s 13% June 2019 Senior Secured Notes (incorporated by reference to Exhibit 99.3 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on February 3, 2016)
2.6	Global note representing the 13% June 2019 Senior Secured Notes (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on December 9, 2013)
2.7	Indenture, dated as of August 30, 2016, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on August 30, 2016)
2.8	Global note representing the 8.125% August 2019 Senior Secured Notes (US$300,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on August 30, 2016)
2.9	Indenture, dated as of February 28, 2017, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on February 28, 2017)
2.10	Global note representing the 7.75% February 2021 Senior Secured Notes (US$300,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on February 28, 2017)
2.11	Indenture, dated as of November 22, 2017, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on November 22, 2017)
2.12	Global note representing 8.875% Senior Notes due 2020 (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on November 22, 2017)
2.13	Global note representing 8.875% Senior Notes due 2020 (US$100,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 4, 2017)
2.14	Indenture, dated as of March 19, 2018, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on March 19, 2018)

Exhibit Number	Description of Document
2.15	Global note representing 9.875% Senior Notes due 2020 (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on March 19, 2018)
2.16	Indenture, dated as of April 15, 2019, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant's Form 6-K (File No. 001-33863) filed with the SEC on April 18, 2019
2.17*	Global note representing 14.2% Senior Notes due 2021 (US $200,000,000 aggregate principal amount)
2.18*	Global note representing 14.2% Senior Notes due 2021 (US $100,000,000 aggregate principal amount)
4.2	2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)
4.3	2014 Restricted Stock Unit Plan (incorporated by reference to Exhibit 4.3 to the registrant’s Annual Report on Form 20-F (File No. 001-33863), filed with the SEC on April 27, 2015)
4.4	2015 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the registrant’s Form S-8 (File No. 333-205371) filed with the SEC on June 30, 2015)
4.5	English Summary of the Capital Lease Agreement dated as of October 23, 2012, by and among MinshengHongtai (Tianjin) Aviation Leasing Co., Ltd., and Henan Xinyuan Real Estate Co., Ltd. (Original Language: Chinese) (incorporated by reference to Exhibit 4.7 to the registrant’s Annual Report on Form 20-F (File No. 001-33863), filed with the SEC on April 15, 2013)
4.6	English Summary of the Guarantee Agreement dated as of October 23, 2012, by and among MinshengHongtai (Tianjin) Aviation Leasing Co., Ltd., Xinyuan (China) Real Estate , Ltd. and Henan Xinyuan Real Estate Co., Ltd. (Original Language: Chinese) (incorporated by reference to Exhibit 4.8 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 (File No. 00133863), filed with the SEC on April 15, 2013)
4.7	Securities Purchase Agreement, dated as of August 26, 2013, among Xinyuan Real Estate Co., Ltd., the guarantors named therein and TPG ASIA VI SF PTE. LTD. (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)
4.8	Registration Rights Agreement, dated as of September 19, 2013, between Xinyuan Real Estate Co., Ltd. and TPG ASIA VI SF PTE. LTD. (incorporated by reference to Exhibit 99.4 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)
4.9	Letter Agreement, dated September 19, 2013, between Yong Zhang and TPG ASIA VI SF PTE. LTD. (incorporated by reference to Exhibit 99.6 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 19, 2013)
8.1*	Subsidiaries of Xinyuan Real Estate Co., Ltd.
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1*	Consent of Ernst & Young Hua Ming LLP
101*	The following materials from Xinyuan Real Estate Co., Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2018 formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Consolidated Statement of Operations, (ii) the Condensed Consolidated Balance Sheet, (iii) the Condensed Consolidated Statement of Stockholders’ Equity, (iv) the Condensed Consolidated Statement of Cash Flows, and (v) Notes to the Condensed Consolidated Financial Statements.
*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Lizhou Zhang
Name: Lizhou Zhang
Title: Chief Executive Officer

Date: April 29, 2019

Xinyuan Real Estate Co., Ltd. and Subsidiaries

As of December 31, 2018 and 2017

For the years ended December 31, 2016, 2017 and 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Xinyuan Real Estate Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Xinyuan Real Estate Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 29, 2019 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2 to the financial statements, the Company changed its method for accounting for revenue from contracts with customers using a modified retrospective approach and its method for accounting for the recognition, measurement, presentation and disclosure of certain equity securities during the year ended December 31, 2018.

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

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2007

Beijing, the People’s Republic of China

April 29, 2019

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2017	December 31, 2018
		US$	US$
ASSETS

Current assets
Cash and cash equivalents		894,551,480	674,141,554
Restricted cash		566,675,697	511,874,925
Short-term investments	3	57,739,558	8,442,063
Accounts receivable		100,553,481	64,129,969
Other receivables		73,193,654	166,632,745
Deposits for land use rights		103,715,834	42,254,342
Other deposits and prepayments		272,022,244	257,287,874
Advances to suppliers		36,731,393	46,983,182
Real estate properties development completed	4	840,393,193	632,359,691
Real estate properties under development (including real estate properties under development of the consolidated variable interest entities (“VIEs”) to be used only to settle obligations of the VIEs of US$154,339,321 and US$166,327,833 as of December 31, 2017 and December 31, 2018, respectively)	4	1,996,000,653	4,068,716,308
Amounts due from related parties	17	125,662,072	216,184,205
Amounts due from employees	17	2,174,302	1,694,416
Other current assets		798,920	520,391

Total current assets		5,070,212,481	6,691,221,665

Real estate properties held for lease, net	5	277,933,313	302,764,217
Deposits for land use rights		22,956,138	21,855,694
Property and equipment, net	6	32,385,860	38,114,483
Long-term investment	7	829,773,150	564,340,219
Deferred tax assets	14	82,006,132	230,452,674
Amounts due from related parties	17	24,665,944	26,122,186
Contract assets		-	21,779,221
Other assets		44,501,252	137,062,313

TOTAL ASSETS		6,384,434,270	8,033,712,672

	Notes	December 31, 2017	December 31, 2018
		US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and notes payable (including accounts payable and notes payable of the VIEs without recourse to the primary beneficiary of US$2,454,089 and US$2,489,669 as of December 31, 2017 and December 31, 2018, respectively)		690,839,190	790,631,410
Short-term bank loans and other debt	9	247,758,295	43,711,388
Customer deposits	13	438,341,713	1,921,851,255
Income tax payable		169,839,336	213,272,832
Other payables and accrued liabilities (including other payables and accrued liabilities of the VIEs without recourse to the primary beneficiary of US$2,990,885 and US$3,767,049 as of December 31, 2017 and December 31, 2018, respectively)	16	300,118,332	341,107,500
Payroll and welfare payable (including payroll and welfare payable of the VIEs without recourse to the primary beneficiary of US$102,316 and US$2,263,756 as of December 31, 2017 and December 31, 2018, respectively)		31,445,229	33,752,390
Current portion of long-term bank loans and other debt	10, 11	1,648,233,254	1,647,918,456
Current maturities of capital lease obligations	12	4,472,386	6,562,425
Mandatorily redeemable non-controlling interests	17	15,593,340	22,558,686
Amounts due to related parties	17	128,178,423	48,502,441

Total current liabilities		3,674,819,498	5,069,868,783

Long-term bank loans	10	11,018,946	720,038,940
Deferred tax liabilities	14	164,203,580	370,508,807
Unrecognized tax benefits	14	31,231,376	45,939,234
Other long-term debt	11	1,404,814,439	1,040,455,200
Capital lease obligations, net of current maturities	12	11,415,344	10,014,791
Amounts due to related parties	17	29,917,961	31,241,768

Total liabilities		5,327,421,144	7,288,067,523

Commitments and contingencies	21

Shareholders’ equity
Common shares, US$0.0001 par value:
Authorized-500,000,000 shares; shares issued and outstanding- 119,805,636 shares as of December 31, 2018 (December 31, 2017: 129,578,676 shares)	18	16,314	16,399
Treasury shares	18	(67,792,368)	(87,639,088)
Additional paid-in capital		543,338,206	532,117,479
Statutory reserves		105,660,269	166,495,744
Retained earnings		382,123,692	99,502,126
Accumulated other comprehensive income/(loss)	23	29,225,736	(30,122,179)

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity		992,571,849	680,370,481

Non-controlling interest	24	64,441,277	65,274,668

Total equity		1,057,013,126	745,645,149

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		6,384,434,270	8,033,712,672

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2016, 2017 and 2018
(All amounts stated in US$, except for number of shares data)

		Year ended December 31
	Notes	2016	2017	2018
		US$	US$	US$
Revenue:
Real estate sales, net of sales taxes of US$30,105,069 in 2016, US$21,745,253 in 2017 and US$21,388,994 in 2018		1,524,968,403	1,924,560,806	2,139,370,792
Real estate management services income		30,022,747	41,738,319	63,447,420
Real estate lease income		5,946,051	8,732,799	9,584,972
Other revenue		687,492	1,875,307	5,148,101

Total revenue		1,561,624,693	1,976,907,231	2,217,551,285

Costs of revenue:
Cost of real estate sales		(1,174,571,926)	(1,474,067,213)	(1,543,974,061)
Cost of real estate management services		(24,281,442)	(31,646,448)	(44,619,783)
Cost of real estate lease income		(3,682,645)	(11,006,122)	(9,348,616)
Other costs		(1,100,367)	(559,235)	(4,130,523)

Total costs of revenue		(1,203,636,380)	(1,517,279,018)	(1,602,072,983)

Gross profit		357,988,313	459,628,213	615,478,302
Selling and distribution expenses		(58,213,716)	(75,723,717)	(83,591,651)
General and administrative expenses		(120,415,631)	(136,844,741)	(156,456,170)

Operating income		179,358,966	247,059,755	375,430,481
Interest income		20,916,567	16,859,086	31,225,694
Interest expense		(29,856,832)	(66,153,440)	(99,245,696)
Net loss on debt extinguishment	11	(12,123,750)	(15,879,702)	(21,443,949)
Net realized gain/ (loss) on short-term investments	3	2,505,696	7,873,987	(3,407,090)
Unrealized gain on short-term investments	3	235,334	2,095,979	1,150,200
Exchange gain/ (loss)		458,959	756,926	(25,677,654)
Other income		4,540,227	2,326,010	1,741,732
Share of loss of equity investees	7	(324,612)	(1,710,070)	(9,374,451)

Income from operations before income taxes		165,710,555	193,228,531	250,399,267
Income taxes	14	(86,247,875)	(113,117,126)	(144,447,247)

Net income		79,462,680	80,111,405	105,952,020
Net income attributable to non-controlling interest		(6,485,132)	(16,483,854)	(32,917,471)

Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders		72,977,548	63,627,551	73,034,549

Earnings per share:
Basic	19	0.55	0.49	0.57
Diluted	19	0.53	0.48	0.57

Shares used in computation:
Basic	19	133,261,510	128,704,610	127,129,478
Diluted	19	137,653,029	131,605,869	129,140,830

Other comprehensive (loss)/income, net of tax of nil
Foreign currency translation adjustments		(66,273,588)	66,062,603	(59,759,616)

Comprehensive income		13,189,092	146,174,008	46,192,404
Comprehensive income attributable to non-controlling interest		(5,846,269)	(18,637,833)	(32,505,770)

Comprehensive income attributable to Xinyuan Real Estate Co., Ltd. shareholders		7,342,823	127,536,175	13,686,634

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2016, 2017 and 2018
(All amounts stated in US$, except for number of shares data)

	Year ended December 31
	2016	2017	2018
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	79,462,680	80,111,405	105,952,020
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
Depreciation and amortization	8,688,384	13,727,526	15,132,875
Stock-based compensation expenses	7,828,255	4,894,478	3,382,628
Deferred tax benefit	(17,244,658)	(35,587,912)	(60,602,166)
Amortization of deferred charges	7,732,038	6,049,202	12,182,821
Share of loss of equity investees	324,612	1,710,070	9,374,451
Exchange (gain)/loss	(458,959)	(756,926)	25,677,654
Changes in unrecognized tax benefit	2,718,631	10,737,387	14,707,858
Loss on extinguishment of debt (Note 11)	12,123,750	15,879,702	21,443,949
Net realized (gain)/loss on short-term investments	(2,505,696)	(7,873,987)	3,407,090
Unrealized gain on short-term investments	(235,334)	(2,095,979)	(1,150,200)
Proceeds from disposal of trading securities	61,064,916	178,849,628	77,788,586
Purchase of trading securities	(97,389,871)	(186,062,974)	(26,673,525)
Bargain purchase gain	(2,004,507)	-	-
Gain from re-measurement of previously held interest upon acquisition (Note 8)	(2,100,563)	-	(4,384,563)
Allowance for doubtful accounts	-	7,067,288	3,016,234
Others	(289,020)	1,327,529	1,985,331

Changes in operating assets and liabilities:
Accounts receivable	6,948,740	(63,691,438)	36,940,910
Real estate properties development completed	(429,429,125)	(355,551,919)	232,507,523
Real estate properties under development	346,724,458	151,787,433	(67,338,946)
Contract assets	-	-	(6,420,339)
Real estate properties held for lease	(100,388,128)	(111,952,749)	(47,051,796)
Advances to suppliers	24,935,560	(7,335,343)	(8,205,641)
Other receivables	114,240,396	(47,195,272)	(118,383,454)
Deposits for land use rights	(129,517,140)	(180,359,751)	(452,147,524)
Other deposits and prepayments	(258,358,536)	275,227,746	(13,203,444)
Other current assets	326,254	(2,783,559)	4,174,280
Amounts due from related parties	(45,409,421)	(128,319,422)	(104,487,109)
Amounts due from employees	(292,592)	(1,465,840)	389,697
Other assets	(10,525,572)	(16,415,381)	(94,969,524)
Accounts payable	39,976,328	131,546,280	127,227,761
Customer deposits	101,932,472	269,509,197	264,194,597
Income tax payable	21,938,554	40,872,077	88,808,505
Other payables and accrued liabilities	101,375,219	91,455,504	(73,276,156)
Payroll and welfare payable	(2,073,425)	6,408,972	7,097,694
Net cash (used in) /provided by operating activities	(159,881,300)	139,712,972	(22,901,923)

The accompanying notes are an integral part of these consolidated financial statements.

	Year ended December 31
	2016	2017	2018
	US$	US$	US$
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of properties held for lease and property and equipment	559,030	425,850	330,773
Purchase of property and equipment	(2,739,578)	(5,565,513)	(9,132,946)
Acquisition of subsidiaries, net of cash acquired (Note 8)	15,055,431	-	11,761,992
Acquisition of long-term investment	(8,407,244)	(822,029,106)	(127,031,797)
Return of capital	-	-	158,634,902

Net cash (used in)/provided by investing activities	4,467,639	(827,168,769)	34,562,924

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	1,454,020	6,111,912	1,390,666
Repurchase of shares for Restricted Stock Unit (“RSU”) plan	(4,003,999)	-	(7,768,139)
Purchase of treasury shares (Note 18)	(29,688,648)	(14,058,280)	(19,846,720)
Dividends to shareholders	(20,545,257)	(26,090,734)	(25,739,147)
Capital injection from non-controlling interests	4,505,328	23,687,327	36,698,455
Amounts due to related parties	66,414,412	82,725,874	(79,846,860)
Repayments of short-term bank loans and current portion of long-term bank loans	(444,479,915)	(51,330,241)	(201,583,103)
Proceeds from short-term bank loans and current portion of long-term bank loans	203,622,120	256,681,062	310,137,935
Repayment of long-term bank loans	(13,553,962)	(14,780,892)	(65,519,223)
Proceeds from long-term bank loans	201,936,395	10,659,297	337,961,266
Repayment of other short-term debt	(669,849,132)	(516,320,358)	(943,033,901)
Proceeds from other short-term debt	819,039,966	884,488,867	407,755,830
Repayment of other long-term debt	(369,338,675)	(236,322,138)	(218,895,920)
Proceeds from other long-term debt	612,307,593	788,220,956	331,989,141
Debt issuance cost charges	(10,725,482)	(23,254,595)	(9,778,697)
Capital lease payments	(3,721,954)	(4,196,345)	(7,521,441)
Proceeds from sale and leaseback (Note 12)	2,861,392	-	7,562,237
Repayment of mandatorily redeemable non-controlling interests	(3,463,790)	(12,954,007)	(2,447,140)
Proceeds from mandatorily redeemable non-controlling interests	13,177,463	14,210,916	8,720,772
Debt extinguishment costs (Note 11)	(12,123,750)	(13,000,000)	(6,795,362)
Distribution to non-controlling interests	-	-	(35,521,013)
Acquisition of non-controlling interests	-	-	(7,500,918)

Net cash provided by/(used in) financing activities	343,824,125	1,154,478,621	(189,581,282)

NET INCREASE/(DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	188,410,464	467,022,824	(177,920,281)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(32,332,329)	87,460,916	(97,290,417)
Cash, cash equivalents and restricted cash, at beginning of year	750,665,302	906,743,437	1,461,227,177

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, AT END OF YEAR	906,743,437	1,461,227,177	1,186,016,479

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Cash and cash equivalents	578,244,378	894,551,480	674,141,554
Restricted cash	328,499,059	566,675,697	511,874,925

Incomes taxes paid	122,347,190	112,460,711	147,809,372
Interest paid	181,857,136	223,541,763	284,624,926
NON-CASH ACTIVITIES
Non-controlling interest arising from business combination	5,724,339	-	-
Non-controlling interest arising from asset acquisitions	-	5,193,097	-
Purchase consideration for asset acquisitions and business combinations included in other payables and accrued liabilities	-	70,460,343	75,565,148
Debt extinguishment costs included in other payables and accrued liabilities	-	-	13,761,966

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2016, 2017 and 2018

(All amounts stated in US$, except for number of shares data)

	Number of Shares	Common Shares	Treasury Shares	Additional Paid- in Capital	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Income / (Loss) (Note 23)	Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	Non-controlling Interest (Note 24)	Total
		US$	US$	US$	US$	US$	US$	US$	US$	US$
BALANCE AT DECEMBER 31, 2015	142,802,936	15,835	(24,045,440)	531,233,336	80,049,764	317,765,089	30,951,837	935,970,421	(18,819)	935,951,602
Capital injection from non-controlling interests	-	-	-	-	-		-	-	10,064,263	10,064,263
Exercise of share options	2,160,884	216	-	3,356,654	-		-	3,356,870	-	3,356,870
Treasury share repurchases	(13,198,238)	-	(29,688,648)	-	-		-	(29,688,648)	-	(29,688,648)
Shares repurchased under RSU plan	(1,614,220)	-	-	(4,003,999)	-		-	(4,003,999)	-	(4,003,999)
Other comprehensive loss	-	-	-	-	-		(65,634,725)	(65,634,725)	(638,863)	(66,273,588)
Stock-based compensation expenses	1,275,379	-	-	7,828,255	-		-	7,828,255	-	7,828,255
Net income	-	-	-	-	-	72,977,548	-	72,977,548	6,485,132	79,462,680
Appropriation to statutory reserves	-	-	-	-	15,923,532	(15,923,532)	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(20,545,257)	-	(20,545,257)	-	(20,545,257)
BALANCE AT DECEMBER 31, 2016	131,426,741	16,051	(53,734,088)	538,414,246	95,973,296	354,273,848	(34,682,888)	900,260,465	15,891,713	916,152,178
Capital injection from non-controlling interests	-	-	-	-	-		-	-	29,911,731	29,911,731
Exercise of share options	2,631,928	263	-	4,255,657	-		-	4,255,920	-	4,255,920
Treasury share repurchases	(5,481,846)		(14,058,280)	-	-		-	(14,058,280)	-	(14,058,280)
Shares repurchased under RSU plan	-	-	-	(3,485,952)	-		-	(3,485,952)	-	(3,485,952)
Other comprehensive loss	-	-	-	-	-		63,908,624	63,908,624	2,153,979	66,062,603
Stock-based compensation expenses	1,001,853	-	-	4,154,255	-		-	4,154,255	-	4,154,255
Net income	-	-	-	-	-	63,627,551	-	63,627,551	16,483,854	80,111,405
Appropriation to statutory reserves	-	-	-	-	9,686,973	(9,686,973)	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(26,090,734)	-	(26,090,734)	-	(26,090,734)
BALANCE AT DECEMBER 31, 2017	129,578,676	16,314	(67,792,368)	543,338,206	105,660,269	382,123,692	29,225,736	992,571,849	64,441,277	1,057,013,126
Adjustment to opening balance of equity (2(h))	-	-	-	-	-	(269,081,493)	(9,132,084)	(278,213,577)	(37,019,325)	(315,232,902)
Capital injection from non-controlling interests	-	-	-	-	-		-	-	36,698,455	36,698,455
Acquisition of non-controlling interests				(12,056,879)				(12,056,879)	4,169,504	(7,887,375)
Exercise of share options	846,588	85	-	1,390,581	-		-	1,390,666	-	1,390,666
Treasury share repurchases (Note 18)	(8,984,626)		(19,846,720)	-	-		-	(19,846,720)	-	(19,846,720)
Shares repurchased under RSU plan	(3,089,050)	-	-	(3,937,057)	-		-	(3,937,057)	-	(3,937,057)
Other comprehensive loss	-	-	-	-	-		(50,215,831)	(50,215,831)	(411,701)	(50,627,532)
Stock-based compensation expenses	1,454,048	-	-	3,382,628	-		-	3,382,628	-	3,382,628
Net income	-	-	-	-	-	73,034,549		73,034,549	32,917,471	105,952,020
Appropriation to statutory reserves	-	-	-	-	60,835,475	(60,835,475)	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(25,739,147)	-	(25,739,147)	-	(25,739,147)
Dividends to non-controlling interests	-	-	-	-	-	-	-		(35,521,013)	(35,521,013)
BALANCE AT DECEMBER 31, 2018	119,805,636	16,399	(87,639,088)	532,117,479	166,495,744	99,502,126	(30,122,179)	680,370,481	65,274,668	745,645,149

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

As of December 31, 2018, principal subsidiaries of the Company and its consolidated variable interest entities included the following entities:

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Xinyuan International Property Investment Co., Ltd.	Cayman Islands October 6, 2011	US$	500,000	100%	Investment holding company

Xinyuan International (HK) Property Investment Co., Ltd.	Hong Kong October 26, 2011	HK$	3,000,000	100%	Investment holding company

XIN Development Group International Inc.	United States November 10, 2011	US$	0	100%	Investment holding company

Xinyuan Real Estate, Ltd.	Cayman Islands January 27, 2006	US$	50,000,000	100%	Investment holding company

XIN Development Management East, LLC	United States August 28, 2012	US$	1,000	100%	Property management services

XIN NY Holding, LLC	United States August 29, 2012	US$	1,000	100%	Investment holding company

421 Kent Development, LLC	United States August 29, 2012	US$	1,000	100%	Real estate development

Xinyuan Sailing Co., Ltd.	Hong Kong June 21, 2013	HK$	3,000,000	100%	Investment holding company

AWAN Plasma Sdn Bhd	Malaysia April 16, 2007	MYR	33,577,000	100%	Real estate development

XIN Eco Marine Group Properties Sdn Bhd	Malaysia July 9, 2014	MYR	33,217,000	100%	Investment holding company

Zhengzhou Jiasheng Real Estate Co., Ltd.	PRC December 2, 2013	US$	60,000,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Xinyuan (China) Real Estate, Ltd. (“Xinyuan China”)	PRC April 10, 2006	US$	307,000,000	100%	Investment holding company

Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”)	PRC May 19, 1997	RMB	200,000,000	100%	Real estate development

Qingdao Xinyuan Xiangrui Real Estate Co., Ltd.	PRC February 9, 2006	RMB	10,000,000	100%	Real estate development

Shandong Xinyuan Real Estate Co., Ltd.	PRC June 2, 2006	RMB	300,000,000	100%	Real estate development

Xinyuan Technology Service Co., Ltd.	PRC December 28, 1998	RMB	50,000,000	94%	Property management services

Mingyuan Landscape Engineering Co., Ltd.	PRC February 17, 2004	RMB	50,000,000	100%	Landscaping engineering and management

Henan Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC December 29, 2011	RMB	20,000,000	100%	Real estate development

Suzhou Xinyuan Real Estate Development Co., Ltd.	PRC November 24, 2006	RMB	200,000,000	100%	Real estate development

Anhui Xinyuan Real Estate Co., Ltd.	PRC December 7, 2006	RMB	50,000,000	100%	Real estate development

Kunshan Xinyuan Real Estate Co., Ltd.	PRC January 31, 2008	RMB	200,000,000	100%	Real estate development

Xinyuan Real Estate (Chengdu) Co., Ltd.	PRC June 12, 2007	RMB	220,000,000	100%	Real estate development

Xuzhou Xinyuan Real Estate Co., Ltd.	PRC November 9, 2009	RMB	200,000,000	100%	Real estate development

Henan Xinyuan Jiye Real Estate Co., Ltd.	PRC November 15, 2009	RMB	50,000,000	100%	Real estate development

Beijing Xinyuan Wanzhong Real Estate Co., Ltd. (“Beijing Wanzhong”)	PRC March 4, 2008	RMB	900,000,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Xinyuan Renju (Beijing) Asset Management Co., Ltd.	PRC January 16, 2009	RMB	30,000,000	100%	Real estate development

Beijing Xinyuan Priority Real Estate Consulting Co., Ltd.	PRC March 8, 2012	RMB	30,000,000	100%	Real estate consulting services

Henan Xinyuan Priority Commercial Management Co., Ltd.	PRC August 10, 2012	RMB	2,000,000	100%	Leasing management services

Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd. (“Suzhou Wanzhuo”)	PRC September 20, 2012	RMB	200,000,000	20%	Real estate development

Jiangsu Jiajing Real Estate Co., Ltd.	PRC March 28, 2005	RMB	150,000,000	100%	Real estate development

Xingyang Xinyuan Real Estate Co., Ltd.	PRC July 25, 2013	RMB	200,000,000	100%	Real estate development

Jinan Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC December 4, 2013	RMB	300,000,000	100%	Real estate development

Sanya Beida Science and Technology Park Industrial Development Co., Ltd.	PRC January 10, 2014	RMB	200,000,000	100%	Real estate development

Chengdu Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC February 21, 2014	RMB	50,000,000	100%	Real estate development

Zhengzhou Hengsheng Real Estate Co., Ltd. (1)	PRC June 19, 2014	RMB	20,000,000	100%	Real estate development

Tianjin Xinyuan Real Estate Co., Ltd.	PRC September 17, 2014	RMB	100,000,000	100%	Real estate development

Xi’an Yinghuai Commerce and Trade Co., Ltd.	PRC November 25, 2014	RMB	3,000,000	100%	Retail store

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Changsha Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC April 3, 2014	RMB	100,000,000	100%	Real estate development

Shanghai Junxin Real Estate Co., Ltd.	PRC January 16, 2014	RMB	5,000,000	100%	Real estate development

Beijing Yinghuai Commerce and Trade Co., Ltd.	PRC January 5, 2015	RMB	30,000,000	100%	Retail store

Beijing Xinhe Investment Development Co., Ltd.	PRC May 5, 2015	RMB	5,000,000	100%	Investment holding company

Henan Yinghuai Commerce and Trade Co., Ltd.	PRC March 23, 2015	RMB	10,000,000	100%	Retail store

Henan Xinyuan Guangsheng Real Estate Co., Ltd.	PRC July 27, 2015	RMB	200,000,000	100%	Real estate development

Shanghai Hexinli Property Management Center. (Limited partnership)	PRC July 28, 2015	RMB	10,640,000	78.95%	Property management services

Shandong Xinyuan Renju Real Estate Co., Ltd.	PRC November 19, 2011	RMB	50,000,000	100%	Real estate development

Shaanxi Zhongmao Economy Development Co., Ltd. (“Shaanxi Zhongmao”)	PRC June 22, 1998	RMB	22,500,000	65.98%	Real estate development

421 Kent Holding Co, Ltd.	United States May 2, 2014	US$	1,000	100%	Investment holding company

Hudson 888 Owner LLC	United States October 22, 2015	US$	1,000	100%	Real estate development

XIN Manhattan Holding LLC	United States December 9, 2015	US$	1,000	100%	Investment holding company

Hudson 888 Holding LLC	United States December 9, 2015	US$	1,000	100%	Investment holding company

Shenzhen Xinchuang Investment Consulting Co., Ltd.	PRC January 20, 2016	RMB	10,000,000	100%	Investment

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Henan Xinyuan Quansheng Real Estate Co., Ltd.	PRC January 14, 2015	RMB	40,000,000	100%	Real estate development

Zhengzhou Shengdao Real Estate Co., Ltd.	PRC October 14, 2013	RMB	20,000,000	100%	Real estate development

Henan Xinyuan Shunsheng Real Estate Co., Ltd.	PRC January 13, 2016	RMB	30,000,000	100%	Real estate development

Hunan Erli Real Estate Co., Ltd.	PRC January 4, 2008	RMB	50,000,000	100%	Real estate development

XIN Queens Holding LLC	United States July 6, 2016	US$	1,000	100%	Investment holding company

Queens Theatre Holdco LLC	United States July 6, 2016	US$	1,000	100%	Investment holding company

Queens Theatre Owner LLC	United States July 6, 2016	US$	1,000	100%	Real estate development

Zhengzhou Xinnan Real Estate Co., Ltd. (“Zhengzhou Xinnan”)	PRC January 21, 2016	RMB	50,000,000	100%	Real estate development

Xinyan Investment Management Co., Limited.	PRC April 8, 2016	RMB	100,000,000	70%	Investment

Hunan Xintian Real Estate Co., Ltd. (“Hunan Xintian”)	PRC September 28, 2009	RMB	20,000,000	100%	Real estate development

Zhengzhou Hangmei Technology Development Co., Ltd.(“Zhengzhou Hangmei”)	PRC November 25, 2014	RMB	50,000,000	51%	Real estate development

Zhengzhou Hangmei Zhengxing Technology Co., Ltd.(“Hangmei Zhengxing”)	PRC March 28, 2016	RMB	50,000,000	60%	Real estate consulting services

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Xi’an Dingrun Real Estate Co., Ltd. (“Xi’an Dingrun”)	PRC June 1, 2011	RMB	20,000,000	100%	Real estate development

Zhengzhou Kangshengboda Real Estate Co., Ltd. (“Zhengzhou Kangshengboda”)	PRC July 29, 2016	RMB	50,000,000	100%	Real estate development

Xinjiang Xinyuan Renju Equity Investment., Ltd.	PRC February 24, 2017	RMB	10,000,000	100%	Real estate consulting services

Zhuhai Prince Real Estate Co., Ltd. (“Zhuhai Prince”)	PRC September 13, 1990	RMB	16,000,000	100%	Real estate development

Henan Renxin Real Estate Co., Ltd. (“Henan Renxin”)	PRC July 11, 2008	RMB	200,000,000	51%	Real estate development

Xinchuang Technology Co., Ltd.	PRC May 2, 2017	RMB	100,000,000	100%	Real estate consulting services

Hangzhou Huiyuan Investment Management Partnership Enterprise. (Limited partnership)	PRC May 23, 2017	RMB	5,000,000	100%	Investment holding company

Guangdong Xinyuan Real Estate Co., Ltd.	PRC October 18, 2017	RMB	100,000,000	100%	Real estate development

Taicang Pengchi Real Estate Co., Limited. (“Taicang Pengchi”)	PRC June 16, 2017	RMB	200,000,000	17%	Real estate development

Khorgos XinYan Enterprise Management Consulting Co., Ltd.	PRC December 4, 2017	RMB	5,000,000	100%	Management consulting services

Jinan Xinyuan Quansheng Real Estate Co., Ltd.	The PRC May 25, 2018	RMB	50,000,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Suzhou Yuxi Real Estate Co., Limited. (“Suzhou Yuxi”) (2)	The PRC March 5, 2018	RMB	100,000,000	100%	Real estate development

Xinchuang Sailing (Dalian) Healthy Technology Industrial Investment Co., Ltd.	The PRC June 5, 2018	RMB	600,000,000	100%	Real estate development

Dalian Xinyi Renju Real Estate Co., Ltd.	The PRC June 26, 2018	RMB	100,000,000	100%	Real estate development

Jiangxi Xinkai Renju Management Consulting Service., Ltd.	The PRC August 28, 2018	RMB	10,000,000	100%	Real estate consulting services

Beijing Xinyuan Huicheng Technology Development Co., Ltd.	The PRC January 26, 2018	RMB	100,000,000	100%	Technical services

Suzhou Yefang Real Estate Co., Limited. (“Suzhou Yefang”) (3)	The PRC April 14, 2017	RMB	100,000,000	20%	Real estate development

Chengdu Xinyuan Renju Enterprise Management Co., Ltd. (“Chengdu Renju”) (4)	The PRC October 26, 2017	RMB	50,000,000	100%	Real estate development

Chengdu Guohongteng Real Estate Co., Ltd. (“Chengdu Guohongteng”) (5)	The PRC July 16, 2010	RMB	1,673,179,200	100%	Real estate development

Qingdao Keda Real Estate Co., Ltd. (“Qingdao Keda”) (6)	The PRC September 20, 2010	RMB	50,000,000	100%	Real estate development

Wuhan Yinghexin Real Estate Co., Ltd. (“Wuhan Yinghexin”) (7)	The PRC January 15, 2014	RMB	100,000,000	100%	Real estate development

Henan Xinyuan Property Management Co., Ltd.	The PRC December 1, 2016	RMB	10,000,000	100%	Property management services

Wuhu Xinyansuifeng NO.1 Investment Center (Limited partnership) (8)	The PRC November 22, 2017	RMB	1,501,000,000	100%	Investment holding company

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Zhuhai Xinyuan Real Estate Co., Ltd.	The PRC December 31, 2018	RMB	100,000,000	100%	Real estate development
VIE:
Beijing Ruihao Rongtong Real Estate Co., Ltd. (“Ruihao Rongtong”) (Note 2(a))	PRC June 15, 2006	RMB	250,000,000	65%	Real estate development

Beijing Yuzhouyun Technology Development Center (Limited partnership)) and its subsidiary (“Yuzhouyun”) (Note 2(a))	The PRC March 2, 2018	RMB	18,388,300	51%	Technical services

(1)	Liquidated on January 10, 2018.
(2)	Acquired on June 6, 2018. The Company indirectly controls Suzhou Yuxi through its subsidiary Suzhou Yefang, which owns 100% equity interest in Suzhou Yuxi.
(3)	Acquired on June 6, 2018.
(4)	Acquired on September 6, 2018. The Company indirectly controls Chengdu Renju through its subsidiary Wuhu Xinyansuifeng NO.1 Investment Center (Limited partnership) and Xinyuan Real Estate (Chengdu) Co., Ltd.
(5)	Acquired on September 6, 2018. The Company indirectly controls Chengdu Guohongteng through its subsidiary Chengdu Renju.
(6)	Acquired on July 3, 2018.
(7)	Acquired on May 18, 2018.
(8)	Acquired on September 6, 2018.

Equity holdings remained unchanged throughout the year ended December 31, 2018 except for Zhengzhou Xinnan (Note 24).

2.	Summary of significant accounting policies

(a)	The Company and basis of presentation and consolidation

The Group is principally engaged in residential real estate development and the provision of property management services. The Group’s operations are conducted mainly in the PRC. In 2012, the Group expanded its business into the U.S. residential real estate market. The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs, and the subsidiaries of VIEs. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Group has control. As of December 31, 2018, the Group also effectively controls the following VIEs:

Ruihao Rongtong

Ruihao Rongtong, with registered capital of US$37.6 million (RMB250.0 million), was invested in by the Company on May 6, 2015, for the purpose of undertaking a residential property development project in Beijing. On March 1, 2016, June 28, 2016 and September 18, 2016, an unrelated trustee company, Ping An trust Co., Ltd. (“Ping An trust”) purchased 20%, 5% and 10% of the Company’s equity interest in Ruihao Rongtong, respectively, and loaned US$124.3 million (RMB862.5 million) in aggregate to the Group. On February 28, 2017, the Company repurchased the 35% equity interest of Ruihao Rongtong from Ping An trust. On May 23, 2017, Ping An trust subsequently repurchased back 35% of the Company’s equity interest in Ruihao Rongtong, and loaned US$246.8 million (RMB1.61 billion) in aggregate to the Group (Note 11). As of December 31, 2018, Ruihao Rongtong had one project under construction. Pursuant to the share purchase agreement, the 35% of non-controlling equity interest of Ruihao Rongtong will be repurchased by the Company in cash at the earlier of the second anniversary date, or the date the Company elects to repurchase the 35% equity interest of Ruihao Rongtong. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480, Distinguishing Liabilities from Equity. In addition, since the Company planned to repurchase the 35% equity interest of Ruihao Rongtong within the next 12 months, the liability is classified as current liability as of December 31, 2018.

In accordance with ASC 810, Consolidation, Ruihao Rongtong as of December 31, 2017 and 2018 is a variable interest entity as it was not established with sufficient equity at risk to finance its activities without additional subordinated financial support. As of December 31, 2017 and 2018, the Company is considered as the primary beneficiary of Ruihao Rongtong, as it has the power to direct the activities of Ruihao Rongtong that most significantly impact their economic performance and has the obligation to absorb the losses and the right to receive benefits from Ruihao Rongtong through its voting interest underlying its 65% equity interest in accordance with PRC Law and the articles of association of Ruihao Rongtong. Based on the above, Ruihao Rongtong is consolidated by the Company.

The carrying amounts and classifications of the assets and liabilities of the VIE are as follows:

	December 31, 2017	December 31, 2018
	US$	US$
Current assets	160,889,349	174,366,164
Non-current assets	287,409	247,753
Total assets	161,176,758	174,613,917

Current liabilities	132,170,781	151,609,433
Non-current liabilities	-	-

Total liabilities	132,170,781	151,609,433

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

The financial performance and cash flows of the VIE are as follows:

	Year ended December 31, 2017	Year ended December 31, 2018
	US$	US$
Revenue	-	-
Cost of revenue	-	-
Net loss	(7,266,337)	(4,786,363)
Net cash used in operating activities	(18,569,850)	(8,804,491)
Net cash used in investing activities	-	-
Net cash provided/(used in) by financing activities	(13,688,554)	8,949,715

As of December 31, 2018, the current liabilities of the Ruihao Rongtong included amounts due to subsidiaries of the Group amounting to US$145,728,475 (2017: US$126,623,561), which were eliminated upon consolidation by the Company. As of December 31, 2018, the land use rights included in real estate properties under development of Ruihao Rongtong of US$188,437,461 (2017: US$155,782,729) were pledged as collateral for bank loans and other debt and the creditors have no recourse to the general credit of the primary beneficiary.

Ruihao Rongtong contributed nil (2017: nil) of the Company’s consolidated revenues for the year ended December 31, 2018.

Yuzhouyun

On March 2, 2018, the Group signed a partnership agreement with certain senior management members to form Yuzhouyun. According to the partnership agreement, the design and purpose of Yuzhouyun’s activities are to provide technical services to the Group. The Group acts as a limited partner and the senior management members are general partners. Substantially all significant activities require the approval from the senior management members. The Group and senior management members agreed to share profits at the proportion of 51% and 49%, respectively. The Group, as the limited partner, is the only party with the equity at risk to absorb losses of Yuzhouyun. Yuzhouyun’s principal activities are also to provide technical service to the Group, which indicates that Yuzhouyun’s activities are conducted on behalf of the Group. Therefore, under ASC 810, Consolidation, Yuzhouyun is a variable interest entity. In addition, as the senior management members are the Group’s employees, which represent a principal-agency relationship, therefore, the Group is concluded to be “most closely associated” with Yuzhouyun. Based on the above, the Group is the primary beneficiary because it has the power to direct the activities of Yuzhouyun that most significantly impact their economic performance and has the obligation to absorb the losses and the right to receive benefits from Yuzhouyun.

The carrying amounts and classifications of the assets and liabilities of Yuzhouyun are as follows:

December 31, 2018
US$
Current assets	5,775,479
Non-current assets	3,557,562
Total assets	9,333,041

Current liabilities	11,808,683
Non-current liabilities	-

Total liabilities	11,808,683

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

The financial performance and cash flows of Yuzhouyun are as follows:

Year ended December 31, 2018
US$
Revenue	7,991,038
Cost of revenue	(1,559,129)
Net loss	(1,929,266)
Net cash used in operating activities	519,050
Net cash used in investing activities	(255,509)
Net cash provided/(used in) by financing activities	-

As of December 31, 2018, the current liabilities of Yuzhouyun included amounts due to subsidiaries of the Group amounting to US$9,169,167, which were eliminated upon consolidation by the Company. The revenue of Yunzhouyun included amounts that come from the Group amounting to US$7,399,410, which were eliminated upon consolidation by the Company.

Yuzhouyun contributed US$591,628 of the Company’s consolidated revenues for the year ended December 31, 2018.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment and capital lease, allowance for doubtful amount associated with accounts receivables, other receivables, contract assets and advances to suppliers, fair values of the purchase price allocation with respect to business combinations, progress towards the completion of the performance obligation, accounting for the share-based compensation, accounting for deferred income taxes, impairment of real estate properties under development, real estate properties held for lease and long-term investments, and provision necessary for contingent liabilities. Management analyzed the forecasted cash flows for the twelve months from April 29, 2019, which indicates that the Group will have sufficient liquidity from cash flows generated by operations and existing credit facilities and therefore, there will be sufficient financial resources to settle borrowings and payables that will be due through April 29, 2020. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

(c)	Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other deposits and prepayments, due from employees, due from related parties, other receivables, investment in joint venture s and other long-term investments, accounts payable, customer deposits, other payables and accrued liabilities, borrowings and due to related parties. The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other deposits and prepayments, due from employees, due from related parties, other receivables, accounts payable, customer deposits, other payables and accrued liabilities, short-term bank borrowings and due to related parties approximate their fair value due to the short term maturities of these instruments. The Group is exposed to credit risk for financial assets and its maximum amount of loss in the event of non-performance by the counterparty is the recorded amount. The Group’s financial asset and liability arrangements generally do not require collateral, except as disclosed in Note 9, Note 10 and Note 11. Trading securities were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in profit and loss.

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

The Group’s financial information is presented in U.S. dollars. The functional currency of the Company is U.S. dollars. The functional currency of the Company’s subsidiaries in the PRC is Renminbi (“RMB”), the currency of the PRC. The functional currency of the Company’s subsidiaries in Malaysia is Malaysian Ringgit (“MYR”), the currency of Malaysia. The functional currency of the Company’s subsidiaries other than those in the PRC and Malaysia is U.S. dollars. Transactions by the Company’s subsidiaries in the PRC which are denominated in currencies other than RMB are remeasured into RMB at the exchange rate quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than RMB are included in the consolidated statements of comprehensive income as exchange gains (losses). The consolidated financial statements of the Company’s subsidiaries have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. The PRC subsidiaries’ financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

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

Cash includes cash on hand and demand deposits in accounts maintained with various state-owned and private banks within the PRC, Hong Kong and United States. Total cash in banks at December 31, 2018 amounted to US$674,141,554 (December 31, 2017: US$894,551,480), of which the vast majority of deposits are not covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

(f)	Restricted cash

The Group is required to maintain certain deposits with banks that provide mortgage loans to the Group’s customers in order to purchase residential units from the Group. These balances are subject to withdrawal restrictions and totaled US$43,748,940 as of December 31, 2018 (December 31, 2017: US$49,252,645). As of December 31, 2018, the Group held US$338,633,911 (December 31, 2017: US$197,552,310) in its restricted cash accounts, representing funds received from sales proceeds that are subject to withdrawal restrictions. The Group is also required to maintain certain deposits with banks and financial institutions that provide loans to the Group. As of December 31, 2018, the Group also held no restricted cash accounts (December 31, 2017: US$64,779,162) as security for its short-term loans (Note 9), held US$129,492,074(December 31, 2017: US$74,503,382) in its restricted cash accounts as security for its current portion of long-term loans (Note 10), and held no restricted cash accounts (December 31, 2017: US$15,304,092) as security for its other debts (Note 11). These restricted cash deposits are not covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

(g)	Real estate properties development completed and under development

Real estate properties completed and under development consist of residential unit sites and commercial offices. The Group leases the land for the residential unit sites under land use right leases with various terms from the PRC government. Real estate properties development completed and under development are stated at the lower of carrying amounts or fair value less selling costs.

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

Revenue is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The Group also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of business tax, value added taxes (“VAT”) and surcharges.

Real estate sales

Revenues arising from real estate sales are recognized when or as the control of the asset is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of the asset may transfer over time or at a point in time.

For real estate sales contracts for which the Group has an enforceable right to payment for performance completed to date, revenue is recognized over time by measuring the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the asset. The progress towards complete satisfaction of the performance obligation is measured based on the Group’s efforts or inputs to the satisfaction of the performance obligation, by reference to the contract costs incurred up to the end of reporting period as a percentage of total estimated costs for each contract.

For the remaining real estate sales contracts, revenue is recognized when the customer obtains the physical possession, the legal title, or the significant risks and rewards of ownership of the assets and the Group has present right to payment and the collection of the consideration is probable.

Generally, the Group receives short-term advances from its customers for real estate sales. Using the practical expedient, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. The Group also receives long-term advances from customers for real estate sales. The transaction price for such contracts is adjusted for the effects of a financing component, if long-term advances from customers is assessed as significant at the individual contract level.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Real estate management services income

Real estate management services income is recognized in the accounting period in which the services are rendered. The Group bills a fixed amount periodically for services provided and recognizes as revenue the amount to which the Group has a right to invoice that corresponds directly with the value of performance completed.

Real estate management lease income

Real estate lease income is generally recognized on a straight-line basis over the terms of the tenancy agreements. For real estate leases, these contracts are treated as leases for accounting purposes, rather than contracts with customers subject to ASC 606.

Other revenue

Other revenue includes services ancillary to the Group’s real estate projects, including construction service revenue. Construction service revenue is recognized when services are provided as the customer simultaneously benefits from the services as they are performed.

For the years ended December 31, 2017 and 2018, revenue is recognized and disaggregated by major source as below:

	2017	2018
	US$	US$
Real estate sales	1,924,560,806	2,139,370,792
Real estate management services income	41,738,319	63,447,420
Other revenue	1,875,307	5,148,101
Revenue from contracts with customers	1,968,174,432	2,207,966,313

Real estate lease income	8,732,799	9,584,972

Total revenue	1,976,907,231	2,217,551,285

Contract assets

The Group pays sales commission to its real estate sales agencies for each real estate sales contract. The Group has elected to apply the optional practical expedient for costs to obtain a contract which allows the Group to immediately expense sales commissions (included under selling and distribution expenses) when the amortization period of the asset that the Group otherwise would have used is one year or less. For incremental costs of obtaining real estate sales contracts that extend beyond a one year period, these incremental costs of obtaining real estate sales contracts are recognized as an assets if the real estate sales are collectible and amortized as the Group transfers the control of the assets to customers. The Group recognized US$6.2 million of such costs in selling and distribution expense during the year ended December 31, 2018. As of December 31, 2018, there was no impairment losses on contract assets.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). The Group’s contract liabilities are comprised of customer deposits, which are recognized as revenue when the Group performs under the contract.

The following table presents the Group’s contract balances as of December 31, 2018 and January 1, 2018 as adjusted:

	December 31,2018	January 1,2018

Contract assets	21,779,221	15,575,829
Customer deposits (note 13)	1,921,851,255	2,040,385,658

The amount of revenue recognized during the year ended December 31, 2018 and included in the customer deposits as of January 1, 2018 is US$1,003,626,858.

Impact of adoption of ASC 606

The Group adopted ASC 606 on January 1, 2018 using the modified retrospective approach, applying the adoption only to contracts not completed as of the date of adoption, with no restatement of comparative periods, and a cumulative-effect adjustment to retained earnings recognized as of the date of adoption.

The effect of adopting ASC 606 on January 1, 2018 was, as follows:

	Reference	As previously reported at December 31, 2017	Effects of the adoption of ASC606	As adjusted at January 1, 2018
Consolidated balance sheet
Real estate properties development completed	(a)	840,393,193	35,131,913	875,525,106
Real estate properties under development	(a)	1,996,000,653	1,176,119,731	3,172,120,384
Other current assets	(a),(b)	2,233,818,635	(61,184,518)	2,172,634,117
Contract assets	(c)	-	15,575,829	15,575,829
Other non-current assets	(d)	1,314,221,789	68,159,350	1,382,381,139
Customer deposits	(a)	438,341,713	1,602,043,945	2,040,385,658
Other current liabilities	(a)	3,236,477,785	(17,664,865)	3,218,812,920
Total non-current liabilities	(d)	1,652,601,646	(35,343,873)	1,617,257,773
Total equity	(a),(b),(c),(d)	1,057,013,126	(315,232,902)	741,780,224

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

The following table summarizes the impact of adopting ASC 606 on each financial statement line item as of and for the year ended December 31, 2018. The adoption of ASC 606 did not have a material impact to the Group’s operating, investing and financing cash flows:

		December 31, 2018
	Reference	Amounts without adoption of ASC606	Effects of adoption of ASC606	Amounts as reported
Consolidated balance sheet
Real estate properties development completed	(a)	561,058,497	71,301,194	632,359,691
Real estate properties under development	(a)	3,150,851,667	917,864,641	4,068,716,308
Other current assets	(a),(b)	1,982,473,950	7,671,716	1,990,145,666
Contract assets	(c)	-	21,779,221	21,779,221
Other non-current assets	(d)	1,295,436,169	25,275,617	1,320,711,786
Customer deposits	(a)	703,228,589	1,218,622,666	1,921,851,255
Other current liabilities	(a)	3,176,321,924	(28,304,396)	3,148,017,528
Total non-current liabilities	(d)	2,232,067,849	(13,869,109)	2,218,198,740
Total equity	(a),(b),(c),(d)	878,201,921	(132,556,772)	745,645,149

Consolidated statement of comprehensive income
Revenue	(a),(b)	1,896,940,997	320,610,288	2,217,551,285
Cost of revenue	(a)	(1,499,457,049)	(102,615,934)	(1,602,072,983)
Selling and distribution expenses	(c)	(90,805,960)	7,214,309	(83,591,651)
General and administrative expenses	(b)	(155,805,869)	(650,301)	(156,456,170)
Income taxes	(d)	(93,887,973)	(50,559,274)	(144,447,247)
Net income/(loss)		(68,047,068)	173,999,088	105,952,020

(a)Real estate sales

A significant portion of the Group’s revenue is derived from real estate sales of development properties in the PRC. Prior to the adoption of ASC 606, the Group recognizes revenue using the percentage-of-completion (“POC”) method. Under ASC 606, to recognize revenue over time similar to the POC method, contractual provisions need to provide the Group with an enforceable right to payment. Historically, the Group’s contracts did not include a specific term on enforceable right to payment. For all contracts executed starting from January 1, 2018, the Group modified certain terms to establish an enforceable right to payment for performance completed to date, including a reasonable profit. Under ASC 606, the Group recognizes revenue on an “over time” basis prospectively for these new contracts by using cost inputs to measure progress towards the completion of the performance obligation. For contracts that did not include enforceable right to payment terms, revenue is recognized at a point in time when title to the property is transferred to the customer.

(b)Real estate management services income

Upon adopting ASC 606, the Group reassessed its exposure to credit risk for the services that will be transferred to the customer, specifically, evaluating the customer’s ability and intention to pay the contract consideration when it is due. As a result of this evaluation, the Group will recognize revenue in the amount to which the Group has a right to invoice and corresponds directly with the value of performance completed. Upon adoption of ASC 606, the Group recognized the cumulative impact by increasing accounts receivable, accumulated other comprehensive income and retained earnings by US$5.5 million, US$0.1 million and US$4.0 million, respectively, as of January 1, 2018.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

As of December 31, 2018, the effect of adopting ASC 606 increased accounts receivable, general and administrative expenses, revenue and retained earnings by US$6.8 million, US$0.7 million US$1.9 million and US$5.2 million, respectively, and decreased accumulated other comprehensive income by US$0.1 million.

(c)Incremental cost to obtain a contract

Under ASC 606, the Group recognizes incremental costs of obtaining real estate sales, such as sales commissions, as an asset instead of expensing as incurred under the legacy guidance. Therefore, upon adoption of ASC 606, contract assets, accumulated other comprehensive income and retained earnings increased by US$15.6 million, US$0.4 million and US$11.3 million, respectively, as of January 1, 2018.

As of December 31, 2018, the effect of adopting ASC 606 increased contract assets and retained earnings by US$21.8 million and US$18.5 million, respectively, and decreased selling and distribution expenses and accumulated other comprehensive income by US$7.2 million and US$0.4 million.

(d)Income taxes

The tax effects of the adjustments at the applicable statutory tax rates were also reflected. Upon the adoption of ASC 606, the Group increased deferred tax assets by US$68.2 million, and decreased deferred tax liabilities by US$35.3 million as of January 1, 2018. And the effect of adopting ASC 606 increased deferred tax assets by US$25.3 million, decreased deferred tax liabilities by US$13.9 million, and increased income taxes by US$50.6 million as of December 31, 2018.

(i)	Accounts receivable

Accounts receivable represents the Group’s right to an amount of consideration that is unconditional (i.e. only the passage of time is required before payment of the consideration is due). The Group’s account receivable consists of balances due from customers for the sale of residential units in the PRC and United States and real estate management service contracts. These balances are unsecured, bear no interest and are due within a year from the date of the sale.

Accounts receivable are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances become doubtful. As of December 31, 2018, there was US$1,539,894 allowance for doubtful accounts (December 31, 2017: nil).

(j)	Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which the Group has business relationships.

Other receivables are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances becomes doubtful. As of December 31, 2018, there was US$10,594,423 allowance for doubtful accounts (December 31, 2017: US$7,067,288).

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

Advances to suppliers consist of balances paid to contractors and vendors for services and materials that have not been provided or received and generally relate to the development and construction of residential units in the PRC. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if it is doubtful that the services and materials can be provided. As of December 31, 2017 and 2018, there was no allowance provided.

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

Notes payable represents short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the notes. The Group has utilized notes payable to settle amounts owed to suppliers and contractors. The notes payable is non-interest bearing and is normally settled within six months. Notes payable was US$23,708,054 and US$49,652,091 as of December 31, 2017 and 2018, respectively.

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

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Corporate aircraft	15 years
Vehicles	5 years
Furniture and fixtures	5 years
Office buildings	20-60 years

Maintenance, repairs and minor renewals are charged directly to expense as incurred unless such expenditures extend the useful life or represent a betterment, in which case they are capitalized.

(r)	Investments

The Group’s long-term investments consist of equity method investments and equity investments without readily determinable fair value.

Equity method Investments

Where the Group has significant influence over the investee, the Group applies the equity method of accounting in accordance with ASC subtopic 323-10-20, Investments-Equity Method and Joint Ventures (“ASC 323-10-20”). The reporting dates and accounting policies of the equity investee are the same as the Group. The investment in the equity investee is stated at cost, including the Group’s share of the equity investee’s net gain or loss, less any impairment in value. The Group recognizes in its consolidated statement of comprehensive income its share of the net income (loss) of the equity investees. The Company periodically evaluate whether declines in fair values of our investments indicate impairment and whether declines in fair value of our investments below their book value are other-than-temporary.

Nonmarketable equity securities

Nonmarketable equity securities are investments in privately held companies without readily determinable market values.

Prior to adopting ASC Topic 321, Investments—Equity Securities (“ASC 321”) on January 1, 2018, the Group carries at cost for its investments in investees that do not have readily determinable fair value and over which the Group does not have significant influence. The Group only adjusts the carrying value of such investments for other-than-temporary declines in fair value and for distribution of earnings that exceed the Group’s share of earnings since its investment.

On January 1, 2018, the Group adopted ASU 2016-01, pursuant to which, for equity investments without readily determinable fair value, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. All gains and losses on nonmarketable equity securities, realized and unrealized, are recognized in earnings. The Group performs a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity recognizes an impairment loss in net income equal to the difference between the carrying value and fair value.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

(s)	Capitalized interest

The Group capitalizes interest as a component of building construction costs in accordance with ASC 835, Interest (“ASC 835”).

As a result of the total interest costs capitalized during the period, the interest expense for the years ended December 31, 2016, 2017 and 2018, was as follows:

	2016	2017	2018
	US$	US$	US$
Amortization of issuance cost related to other long term debt	9,371,957	4,384,801	8,624,334
Interest expense related to capital leases	2,055,995	1,705,739	1,385,292
Interest on borrowings	196,243,562	197,410,532	271,831,465

Total interest costs	207,671,514	203,501,072	281,841,091
Total interest costs capitalized	(177,814,682)	(137,347,632)	(182,595,395)

Interest expense, net	29,856,832	66,153,440	99,245,696

(t)	Retirement benefits

Regulations in the PRC require the Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in the PRC, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the years ended December 31, 2016, 2017 and 2018, the Group is obligated to contribute for each employee an amount equal to 45% of last year average salary determined by the Social Welfare Bureau. For the year ended December 31, 2018, the Group recorded expense in the amount of US$18,422,330 (2016: US$11,023,291; 2017: US$17,101,606).

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

Advertising and promotion costs are expensed as incurred, or the first time the activity takes place, in accordance with ASC 720-35, Advertising Costs. For the year ended December 31, 2018, the Group recorded advertising and promotion expenses of US$56,575,316 (2016: US$39,718,114; 2017: US$53,932,462).

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

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis. Certain lease arrangements contain escalation clauses.

For the year ended December 31, 2018, the Group recorded operating lease expenses of US$9,614,639 (2016: US$6,626,414; 2017: US$5,132,393).

(aa)	Property warranty

The Company and its subsidiaries provide customers with assurance-type warranties which cover major defects of building structure and certain fittings and facilities of properties sold as stipulated in the relevant sales contracts. The warranty period varies from two months to three years, depending on different property components the warranty covers.

The Group regularly estimates potential costs for materials and labor with regards to warranty-type claims expected to be incurred subsequent to the delivery of a property. The Group regularly monitors the warranty reserve and makes adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Group may seek recourse against its contractors or any related third parties if it can be demonstrated they are at fault. In addition, the Group withholds up to 5% of the contract cost from sub-contractors for periods of two to five years. These amounts are included in current liabilities, and are only paid to the extent that there has been no warranty claim against the Group relating to the work performed or materials supplied by the subcontractors. For the periods presented, the Group had not recognized any warranty liability nor incurred any warranty costs in excess of the amount retained from subcontractors.

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

On July 12, 2013, the Board of Directors unanimously authorized management to repurchase up to US$60 million of the Company’s shares from the approval date to July 5, 2015. On December 28, 2015, the Board of Directors unanimously authorized management to repurchase up to US$40 million of the Company’s shares from the approval date to the end of 2017. The Board of Directors review the Company’s share repurchase program periodically and to adjust the amount authorized for repurchase as necessary. On March 21, 2017, the Board of Directors unanimously authorized management to repurchase up to US$40 million of the Company’s shares from the approval date to the end of 2019. On August 14, 2018, the Board of Directors unanimously authorized management to repurchase up to US$50 million of the Company’s shares from the approval date to the end of 2019. As of December 31, 2018, the Company had a balance of 41,135,198 (2017: 32,150,572) treasury shares amounting to US$87,639,088 (2017: US$67,792,368).

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

On March 19, 2018, the Company issued notes with an aggregate principal amount of US$200,000,000 due on March 19, 2020 (the “March 2020 Senior Secured Notes”) at a coupon rate of 9.875% per annum payable semi-annually. Interest will be payable on March 19 and September 19 of each year, commencing September 19, 2018. The March 2020 Senior Secured Notes have a two year term maturing on March 19, 2020. Given that the March 2020 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the March 2020 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the March 2020 Senior Secured Notes. The March 2020 Senior Secured Notes were issued at a discount.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

The Company accounts for its investments in debt securities in accordance with ASC 320, Investments-Debt and Equity Securities: Overall (“ASC 320”). The Company classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which such gains or losses are realized. The debt securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320. Other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. The debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value. Realized gains and losses, and unrealized gains and losses for trading securities are included in earnings. Investments in debt securities not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on available-for-sale securities would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

(af)	Assets acquisition and business combinations

Pursuant to ASC 805, Business Combinations (“ASC 805”), the Company determines whether a transaction or other event is a business combination by applying the definition below, which requires that the assets acquired and liabilities assumed constitute a business. The guidance requires an entity to first evaluate whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If that threshold is met, the set of assets and activities is not a business. If it’s not met, the entity evaluates whether the set meets the definition of a business. ASC 805 defines a business as consisting of inputs and processes applied to those inputs that have the ability to contribute to the creation of outputs. Inputs are defined as economic resources, while processes are defined as protocols, systems or standards. Inputs and processes create, or have the ability to contribute to the creation of, outputs. Outputs are often present in businesses but are not required to meet the definition of a business. To be considered a business under ASC 805, the acquisition of net assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If the assets acquired are not a business, the reporting entity shall account for the transaction or other event as an assets acquisition.

The Company accounted for its acquisitions of Zhengzhou Hangmei, Hangmei Zhengxing, Hunan Xintian, Xi’an Dingrun, Zhengzhou Kangshengboda, Zhuhai Prince, Henan Renxin, Taicang Pengchi, Suzhou Yefang, Wuhan Yinghexin and Qingdao Keda as asset acquisitions either because that the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets or the acquired entities had no processes in place to apply to inputs to have the ability to create outputs.

(ag)	Non-controlling interests

A non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income on the consolidated statements of comprehensive income includes the net loss/(income) attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as non-controlling interests in the Group’s consolidated balance sheets. Losses attributable to the Group and the non-controlling interest in a subsidiary may exceed their interests in the subsidiary’s equity. The excess, and any further losses attributable to the Group and the non-controlling interest, shall continue to be attributed to those interests.

(ah)	Effect of change in estimate

Revisions in estimated gross profit margins related to estimated costs and revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2018, real estate development projects (Chengdu Thriving Family, Changsha Xinyuan Splendid, Sanya Yazhou Bay No.1, Tianjin Spring Royal Palace I, Kunshan Royal Palace, Xi’an Metropolitan, Jinan Xin Central), which recognized gross profit in 2017, had changes in their estimated gross profit margins. As these projects moved closer to completion during 2018, the Company adjusted its prior estimates related to selling prices and development costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share increased by US$34.5 million (2016: increased US$61.2 million , 2017: decreased US$11.1 million ), US$25.9 million(2016: increased US$45.9 million , 2017: decreased US$8.3 million ), US$0.20 per share (2016: increased US$0.34 per share, 2017: decreased US$0.06 per share), and US$0.20 per share(2016: increased US$0.33 per share, 2017: decreased US$0.06 per share), respectively, for the year ended December 31, 2018.

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

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 modifies existing guidance for off-balance sheet treatment of lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Group currently believes the most significant change will be related to the recognition of right-of-use assets and lease liabilities on the Group’s balance sheet for certain in-scope operating leases. The Group does not expect any material impact on net assets and the consolidated statements of comprehensive income as a result of adopting the new standard.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses ("ASU 2016-13"). The amendments in ASU 2016-13 update guidance on reporting credit losses for financial assets. This ASU requires entities to measure credit losses for financial assets measured at amortized cost based on expected losses rather than incurred losses. For available-for-sale debt securities with unrealized losses, entities will be required to recognize credit losses through an allowance for credit losses. These amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. For public business entities that are U.S. SEC filers, ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

On February 2018, the FASB issued ASU No. 2018-02, "Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Comprehensive Income (“AOCI”)." The ASU and its amendments were issued as a result of the enactment of the U.S. Tax Cuts and Jobs Act of 2017. The amendments of this ASU address the available options to reclassify stranded tax effects within AOCI to retained earnings in each period in which the effect of the change (or portion thereof) is recorded. Additionally, the ASU outlines the disclosure requirements for releasing income tax effects from AOCI. The ASU is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. The ASU should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Group does not believe the adoption of ASU No. 2018-02 will have a material impact on its consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718)Improvements to Nonemployee Share-Based Payment Accounting to simplify the accounting for share-based payments to nonemployees (“ASU 2018-07”) by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower their cost and reduce volatility in the income statement. The guidance is effective for public business entities in annual periods beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted, including in an interim period. The Group does not believe that the adoption of ASU 2018-07 will have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement. The update eliminates, modifies, and adds certain disclosure requirements for fair value measurements. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. The added disclosure requirements and the modified disclosure on the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented. All other changes to disclosure requirements in this update should be applied retrospectively to all periods presented upon their effective date. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This update requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. This guidance should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

3.	Short-term investments

The short-term investments represent investments in REITs, publicly traded on the Hong Kong Stock Exchange, money market instruments and publicly traded debt and equity securities, which are expected to be realized in cash during the next 12 months. These marketable securities are initially recorded at cost and adjusted to fair value at the end of each reporting period. The fair value of these marketable securities are based on Level 1 inputs(quoted prices in active markets for identical assets).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

The following summarizes the short-term investments measured at fair value at December 31, 2017 and 2018:

	December 31, 2017
		US$
	Fair value	Cost	Unrealized gain in profit

Debt securities - trading	888,067	784,946	103,121
REITs	21,239,128	20,044,583	1,194,545
Money market instruments	26,577,133	26,574,990	2,143
Equity securities	9,035,230	8,239,060	796,170

Total	57,739,558	55,643,579	2,095,979

	December 31, 2018
		US$
	Fair value	Cost	Unrealized gain in profit

REITs	8,442,063	7,291,863	1,150,200

Total	8,442,063	7,291,863	1,150,200

During the year ended December 31, 2018, US$3,407,090 (2017: US$7,873,987 realized gain) net realized loss and US$1,150,200 (2017: US$2,095,979) unrealized gain are included in earnings.

4.	Real estate properties development completed and under development

The following summarizes the components of real estate properties development completed and under development at December 31, 2017 and 2018:

	December 31, 2017	December 31, 2018
	US$	US$
Development completed:
Zhengzhou Century East A	2,293,021	4,000,881
Suzhou International City Garden	441,934	1,460,187
Jinan Xinyuan Splendid	4,349,276	4,952,551
Zhengzhou Xin City	15,052,135	14,946,209
Beijing Xindo Park	52,675,024	42,003,855
Suzhou Lake Royal Palace	3,400,095	4,880,245
Xingyang Splendid I	15,528,607	16,616,861
Zhengzhou Thriving Family	16,834,270	14,908,355
Shanghai Yipin Royal Palace	90,003,702	82,320,988

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

	December 31, 2017	December 31, 2018
	US$	US$
New York Oosten	131,656,360	127,749,947
Chengdu Thriving Family	146,791,480	88,492,260
Sanya Yazhou Bay No.1	97,350,745	31,716,745
Xi’an Metropolitan	127,107,105	48,352,943
Kunshan Royal Palace	9,782,983	8,279,289
Jinan Xin Central	77,779,716	41,158,302
Changsha Xinyuan Splendid	49,346,740	7,340,408
Zhengzhou Fancy City II (South)	-	151,224
Kunshan Xindo Park	-	23,673,323
Zhengzhou Xindo Park	-	13,794,988
Zhengzhou Fancy City I	-	19,329,493
Henan Xin Central I	-	36,230,637

Real estate properties development completed	840,393,193	632,359,691

Under development:
Current:
Xuzhou Colorful City	39,903,835	49,972,999
Xingyang Splendid II	49,848,748	44,074,338
Xingyang Splendid III	47,475,624	62,771,683
Xingyang Splendid IV	8,433,926	11,743,049
Zhengzhou Xindo Park	86,116,485	-
Jinan Royal Palace	227,113,681	328,737,914
Zhengzhou Fancy City I	43,895,304	-
Tianjin Spring Royal Palace I	26,044,650	101,091,391
Henan Xin Central I	54,380,998	-
Henan Xin Central II	68,783,659	99,196,076
Zhengzhou Fancy City II(South)	16,036,363	-
Zhengzhou Fancy City II(North)	52,672,711	77,295,404
Kunshan Xindo Park	84,020,974	-
Zhengzhou International New City I	173,061,962	339,890,348
Zhengzhou International New City II	135,671,000	171,711,098
Tongzhou Xinyuan Royal Palace	200,296,958	214,011,166
Changsha Mulian Royal Palace	89,289,525	108,637,317
XIN Eco Marine Group Properties Sdn Bhd	11,135,393	15,064,162
Hudson Garden Project	84,953,745	106,844,124
Flushing Project	83,282,854	92,821,714
Changsha Furong Thriving Family	59,459,200	39,054,048
Zhengzhou International New City III A	74,241,651	86,999,855
Zhuhai Xin World	93,205,573	102,997,747
Xinyuan Chang’an Royal Palace	134,714,398	144,771,923
Kunshan Xinyu Jiayuan	137,704,916	159,974,516
Zhengzhou International New City Pending Staging	216,520,610	238,835,232
Zhengzhou Hangmei International Wisdom City I	42,437,196	91,069,505
Xinyuan Golden Water View City	337,850,952	428,430,649
Suzhou Galaxy Bay	42,061,346	51,739,509
Xi’an Metropolitan II	5,543,530	5,609,532
Zhengzhou International New City III B	80,790,689	94,547,682

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

	December 31, 2017	December 31, 2018
	US$	US$
Zhengzhou International New City III C	39,551,333	99,240,244
Zhengzhou International New City III D	31,316,650	42,706,005
Tianjin Spring Royal Palace II	42,704,121	70,891,230
Zhengzhou Fancy City III	-	89,529,453
Jinan Royal Spring Bay	-	119,400,947
Suzhou Gusu Shade I (Suzhou New Project)	-	39,163,694
Wuhan Canglong Royal Palace (Wuhan New Project)	-	124,701,587
Dalian International Health Technology Town I	-	33,796,959
Qingdao Royal Dragon Bay	-	246,387,446
Chengdu Xinyuan City	-	688,987,085
Zhengzhou International New City IV	-	176,269,525
Xingyang Splendid V	-	45,984,974
Xingyang Splendid Building 46	-	4,836,734

	2,920,520,560	5,049,788,864
Profit recognized	396,756,891	348,170,931
Less: progress billings (Note 13)	(1,321,276,798)	(1,329,243,487)

Total real estate properties under development	1,996,000,653	4,068,716,308

Total real estate properties development completed and under development	2,836,393,846	4,701,075,999

As of December 31, 2018, land use rights included in the real estate properties under development totaled US$2,733,197,585 (December 31, 2017: US$1,761,525,629).

As of December 31, 2018, land use rights with an aggregate net book value of US$1,046,360,853 (December 31, 2017: US$908,833,863) was pledged as collateral for certain bank loans and other debts.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

5.	Real estate properties held for lease, net

	December 31, 2017	December 31, 2018
	US$	US$
Elementary schools	3,264,185	3,107,711
Basement parking	10,118,622	9,633,568
Kindergartens	9,596,645	10,194,286
Parking facilities	58,460,591	55,941,369
Clubhouses	8,181,616	7,789,415
Shopping mall	211,690,677	243,346,989
Others	-	2,972,811
Total costs	301,312,336	332,986,149
Accumulated depreciation	(23,379,023)	(30,221,932)

Real estate properties held for lease, net	277,933,313	302,764,217

Depreciation expense for real estate properties held for lease for the year ended December 31, 2018 amounted to US$7,963,627(2016: US$2,929,277; 2017: US$7,280,421).

As of December 31, 2018, US$175,429,630 of real estate properties held for lease were pledged as collateral for other debts (2017: US$48,610,581).

As of December 31, 2018, minimum future rental income on non-cancellable leases (none of which contains any contingent rental clauses), in the aggregate and for each of the five succeeding fiscal years and thereafter, is as follows:

Year	Amount
US$

2019	12,688,803
2020	12,900,942
2021	12,510,802
2022	11,803,631
2023 and thereafter	95,712,565

Total	145,616,743

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

6.	Property and equipment, net

Property and equipment consisted of the following:

	December 31, 2017	December 31, 2018
	US$	US$
Corporate aircraft (Note 12)	39,382,367	37,494,502
Vehicles	5,210,349	5,109,037
Furniture and fixtures	11,787,191	12,580,384
Office buildings	-	10,994,284

Total	56,379,907	66,178,207
Accumulated depreciation	(23,994,047)	(28,063,724)

Property and equipment, net	32,385,860	38,114,483

Depreciation expense for property and equipment for the year ended December 31, 2018 amounted to US$4,908,299(2016: US$5,093,038; 2017: US$5,350,256) which includes amortization expense related to the corporate aircraft capital lease (Note 12) amounting to US$ 2,582,340(2016: US$2,461,283; 2017: US$2,613,008).

Accumulated depreciation expense for property and equipment as of December 31, 2018 amounted to US$28,063,724(2016: US$16,750,788; 2017: US$23,994,047) which includes accumulated amortization expense related to the corporate aircraft capital lease (Note 12) amounting to US$13,238,949(2016: US$8,175,540; 2017: US$11,375,747).

7.	Long-term investment

As of December 31, 2017 and 2018, the long-term investment consisted of the following:

	Initial Cost	Ownership	December 31, 2017
	US$		US$
Nonmarketable equity securities
Zhengzhou Lianhe Real Estate Co., Ltd.	241,648	1.85%	241,648
Zhengzhou Taike Real Estate Co., Ltd.	738,073	3.75%	738,073
Equity method investees
Shenzhen Zhong An Financial Lease Co., Ltd.	7,639,186	25%	8,207,136
Zhengzhou Xinci Health Service Co. Ltd.	1,290,135	60%	1,202,661
Shenzhen Qianhai Jingjie City Renewal Investment Partnership (Limited Partnership)	8,118,800	n/a	8,118,800
Qingdao Huiju Zhihui City Industrial Development Co., Ltd.	413,210,492	49%	412,593,226
Wuhu Penghong Investment Center (Limited Partnership)	30,608,185	n/a	30,608,185
Wuhu Penghua Tenth Investment Center (Limited Partnership)	367,298,216	n/a	367,298,216
Chengdu Xinyuan Renju Enterprise management Co., Ltd.	765,205	10%	765,205
Total			829,773,150

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

	Initial Cost	Ownership	December 31, 2018
	US$		US$
Nonmarketable equity securities
Zhengzhou Lianhe Real Estate Co., Ltd. (“Zhengzhou Lianhe”)	241,648	1.85%	291,409
Zhengzhou Taike Real Estate Co., Ltd. (“Zhengzhou Taike”)	738,073	3.75%	728,523
Equity method investees
Shenzhen Zhong An Financial Lease Co., Ltd.	7,639,186	25%	7,593,505
Zhengzhou Xinci Health Service Co. Ltd.	1,290,135	60%	779,847
Shenzhen Qianhai Jingjie City Renewal Investment Partnership (limited partnership)	8,118,800	n/a	8,013,755
Qingdao Huiju Zhihui City Industrial Development Co., Ltd.	505,162,873	49%	478,778,879
Wuhu Penghong Investment Center (Limited Partnership)	30,608,185	n/a	23,613,358
Suzhou Hengwan Real Estate Co., Ltd	18,613,537	16.66%	9,171,102
Madison Developments Limited.	19,095,969	50%	16,743,122
Henan Qingning Apartment Management Co., Ltd.	3,808,830	51%	2,796,705
Suzhou Litai Real Estate Co., Ltd.	9,284,103	19.99%	8,466,373
Beijing Starry Sky Cinema Co., Ltd. (“Starry Sky”)	3,103,509	70.77%	155,537
Huzhou Xinhong Town Construction and Development Co., Ltd.( “Huzhou Xinhong”)	7,430,936	78.46%	7,208,104
Total			564,340,219

Nonmarketable equity securities

Nonmarketable equity securities represent equity investments without readily determinable fair values. Those investments were previously accounted for using the cost method of accounting. As of December 31, 2017 and 2018, the Company beneficially owned a 1.85% and 3.75% equity interest in Zhengzhou Lianhe and Zhengzhou Taike, respectively. The Company adopted ASU 2016-01 and elected to record equity investments without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the Company. There were no material adjustments for observable price change or impairment related to these investments for the year ended December 31, 2018.

The following table summarizes the movement of the Company’s investment in Zhengzhou Lianhe and Zhengzhou Taike for years ended December 31, 2018:

December 31, 2018
US$
Balance as of January 1, 2018	979,721
Impairment on nonmarketable equity securities	-
Exchange translation adjustment	40,211
Balance as of December 31, 2018	1,019,932

 Equity method investees

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

On April 19, 2017, the Company signed an agreement to acquire up to 70% equity interest of Qingdao Huiju Zhihui City Industrial Development Co., Ltd. (“Qingdao Huiju”), which is developing a real estate project in Qingdao city from Beijing Huiju Technology Industry Development Co., Ltd., a non-affiliated company for a consideration of US$505.2 million. As of December 31, 2018, US$505.2 million had been paid and a 49% equity interest has been transferred to the Company. Based on the articles of association, the Company cannot exercise control of Qingdao Huiju until it acquires the entire 70% equity interest, but has the ability to exercise significant influence over Qingdao Huiju’s operating and financial decisions and accounted for it as an equity method investment.

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

On December 27, 2017, the Company with a non-affiliated company, established a limited partnership, called Wuhu Penghua Tenth Investment Center (Limited Partnership) (“Wuhu Penghua”), where the Company and the other partner invested US$367.3 million and US$153.0 million in cash, respectively. The other partner holds substantive participating rights whereas the Company only exercises significant influence, and therefore, accounted for its investment in Wuhu Penghua under the equity method. In December 2017, Wuhu Penghua and the Company made capital contributions amounting to US$6.9 million and US$0.8 million, representing a 90% and 10% equity interest in Chengdu Xinyuan Renju Enterprise Management Co., Ltd. (“Chengdu Renju”), respectively. The Company exercises significant influence and accounted for its investment in Chengdu Renju using equity method. On September 6, 2018, Wuhu Penghua returned to the non-affiliated partner its related investment contribution resulting in the Company becoming the sole owner of the WuhuPenghua and Chengdu Renju. Therefore, management assessed that the acquisition constitutes an acquisition of business according to ASC805, Business combinations (see Note 8).

On March 20, 2018, the Company acquired 16.66% equity interest in Suzhou Hengwan Real Estate Co., Ltd (“Suzhou Hengwan”), which is developing a real estate project in Suzhou city from Suzhou Hengwan Enterprise Management Consulting Co., Ltd., a non-affiliated company for a consideration of US$18.6 million. In the second half of 2018, Suzhou Hengwan returned US$7.3 million of capital to the Company. Based on the articles of association, the Company cannot exercise control of Suzhou Hengwan, but has the ability to exercise significant influence over Suzhou Hengwan’s operating and financial decisions and accounted for it as an equity method investment.

On March 21, 2018, the Company acquired 50% equity interest in Madison Developments Limited (“MDL”), which is developing a real estate project in London, England from ED Jersey Limited, a non-affiliated company for a consideration of US$19.1 million. Based on the articles of association, the Company cannot exercise control of MDL, but has the ability to exercise significant influence over MDL’s operating and financial decisions and accounts for it as an equity method investment.

On April 26, 2018, the Company acquired 51% equity interest in Henan Qingning Apartment Management Co., Ltd. (“Henan Qingning”), which is operating rental apartments in Henan Province, from one natural person and Henan Yangjian Industry Co., Ltd., a non-affiliated company, for a consideration of US$3.8 million. Based on the articles of association, the Company cannot exercise control of Henan Qingning, but has the ability to exercise significant influence over Henan Qingning’s operating and financial decisions and accounted for it as an equity method investment.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

On May 31, 2018, the Company acquired 19.99% equity interest in Suzhou Litai Real Estate Co., Ltd (“Suzhou Litai”), which is developing a real estate project in Suzhou city from Yongwei Real Estate (Suzhou) Co., Ltd., a non-affiliated company, for a consideration of US$9.3 million. Based on the articles of association, the Company cannot exercise control of Suzhou Litai, but has the ability to exercise significant influence over Suzhou Litai’s operating and financial decisions and accounted for it as an equity method investment.

On June 22, 2018, the Company together with a non-affiliated company, Huzhou Tianhong Real Estate Development Co., Ltd, established a joint venture, Huzhou Xinhong, in which the Company holds a 78.46% equity interest. The purpose of the joint venture is to undertake residential property development projects in Huzhou, Zhejiang Province. Based on the articles of association, the Company cannot exercise control of Huzhou Xinhong, but has the ability to exercise significant influence over Huzhou Xinhong’s operating and financial decisions and accounted for it as an equity method investment.

On May 27, 2015, the Company together with a non-affiliated company, Nanjing Starry Sky Studios Management Co., Ltd. established a joint venture Starry Sky, in which the Company holds a 51% equity interest. The purpose of the joint venture is to operate movie theatres. On October 18, 2018, for the best interests of the Company, the Company and its non-affiliated joint venture partner agreed that advances amounting to US$2.4 million for operational needs due from Nanjing Starry Sky should be converted to an additional 19.77% equity interest. Therefore, as of October 18, 2018, the Company’s accumulated equity interest in Starry Sky is 70.77%. Based on the latest articles of association, the Company still cannot exercise control of Starry Sky, but has the ability to exercise significant influence over Starry Sky’s operating and financial decisions and accounted for it as an equity method investment.

As of December 31, 2018, the Group’s investment in the investees in the aggregate exceeded its proportionate share of the net assets of the equity method investee by nil (December 31, 2017: nil). This difference, if any, represents equity method goodwill and therefore, is not amortized. For the year ended December 31, 2018, the Group recognized investment loss amounting to US$9,374,451 (2016: loss of US$324,612; 2017: loss of US US$1,710,070). As of December 31, 2017 and 2018, there was no material impairment related to these investments.

8.	Acquisition of subsidiaries

On September 6, 2018, the Group’s equity method investee, Wuhu Penghua Tenth Investment Center (Limited Partnership) (“Wuhu Penghua”), repurchased all partnership interests from all its partners except the Group for a consideration of US$146.6 million. As a result, the Company was the sole partner remaining. Therefore,Wuhu Penghua and its subsidiaries Chengdu Renju and Chengdu Guohongteng Real Estate Co., Ltd. (“collectively, the “Wuhu Group”) became wholly-owned by the Company

This acquisition was consistent with the Group’s strategy to develop residential real estate markets in fast growth cities in China, and was accounted for under the acquisition method of accounting with acquired assets and assumed liabilities recorded at their acquisition date fair values. A gain of US$4,384,563 is recognized as a result of the re-measurement of previously held equity interest in the Wuhu Group at acquisition-date fair value and is presented as a component of other income. The goodwill recognized at acquisition date amounting to US$534,697 is primarily as a result of the ASC 740 requirement to recognize a deferred tax liability, calculated as the difference between the tax effect of the fair value of the acquired real estate property under development and its corresponding tax base. None of the goodwill recognized is tax deductible.

The operational results of the Wuhu Group have been included in the Group’s consolidated financial statements since September 6, 2018 (“Acquisition Date”).

The purchase price allocation for the acquisition is primarily based on a valuation determined by the Group with the assistance of an independent third party valuation firm. The following table summarizes the fair values of the assets acquired and liabilities assumed on Acquisition Date.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

US$

Carrying amount of previously held equity interests	202,354,932
Remeasurement gain	4,384,563
Fair value of previously held equity interests(i)	206,739,495
Less: Goodwill	534,697
206,204,798

Fair value of net identifiable assets acquired:
Cash and cash equivalents	11,761,992
Real estate properties under development	538,393,230
Current assets	7,471,403
Current liabilities	(57,705,079)
Deferred tax liabilities	(534,697)
Long-term bank loan	(293,182,051)

Net assets acquired	206,204,798

(i) The business combination was achieved without the transfer of consideration. The difference between the fair value of previously held equity interest and the fair value of net identifiable assets acquired was recognized as goodwill. As the Wuhu Group were private companies, the fair value of the Group’s previously held equity interest is estimated based on asset-based approach using significant unobservable inputs that market participants would consider, which mainly include estimated revenue and estimated cost for the construction project.

The amount of revenue and net income of the Wuhu Group included in the Group’s consolidated statement of comprehensive income for the period from the Acquisition Date to December 31, 2018 are US$30,248,316 and US$6,710,751, respectively.

The pro forma results of operations for the acquisition has not been presented because the revenue and earnings generated before the acquisition is immaterial.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

9.	Short-term bank loans and other debt

Short-term bank loans and other debt represent amounts due to various banks and financial institutions that are due on the dates indicated below. Short-term bank loans and other debt at December 31, 2017 and 2018 consisted of the following:

	December 31,	December 31,
	2017	2018
	US$	US$
Loan from The Bank of East Asia
Due June 1, 2018, at 1.10% plus 3 month LIBOR (1)	34,421,617	-
Due September 27, 2018, at 1.10% plus 3 month LIBOR (1)	24,294,636	-

	58,716,253	-

Loan from Huarong International Trust Co., Ltd. Limited
Due August 9, 2018, at 8.50% per annum (1)	20,522,788	-

	20,522,788	-

Loan from Henan Zhongyuan Microfinance Co., Ltd.
Due July 27, 2018, at 10.00% per annum (1)	7,652,046	-
Due July 26, 2019, at 11.60% per annum	-	7,285,231
	7,652,046	7,285,231

Loan from Zhongyuan Aviation Leasing Co.,Ltd.
Due November 23, 2018, at 10.00% per annum (1)	15,304,092	-

Loan from Bridge Trust Co., Ltd.
Due May 29, 2018, at 9.50% per annum (1)	41,933,213	-
Due November 29, 2018, at 9.50% per annum (1)	45,912,277	-
	87,845,490	-
Loan from China Huarong Asset Management Co., Ltd.Shaanxi Branch
Due December 14, 2018, at 11.50% per annum (1)	15,304,092	-

Loan from Kunlun Trust Co., Ltd.
Due December 28, 2018, at 8.20% per annum (1)	38,260,231	-
Due June 28, 2019, at 10.50% per annum	-	36,426,157
	38,260,231	36,426,157

Uncommitted on-demand revolving facilities from Bank of China International Limited
1.00% plus LIBOR (2)	3,935,538	-
1.00% plus HIBOR (2)	217,765	-
	4,153,303	-

Total short-term bank loans and other debt	247,758,295	43,711,388

(1)	These loans were paid in full in 2018.

(2)	These represent revolving credit facilities that are unsecured and repayable on demand.

As of December 31, 2018, except when otherwise indicated the Group’s short-term bank loans and other debt were denominated in RMB and were mainly secured by the Group’s real estate properties under development with net book value of nil (December 31, 2017: US$318,402), land use rights with net book value of nil (December 31, 2017: US$22,192,013), account receivables due from homebuyers amounting to nil (December 31, 2017: US$17,004,691), the Group’s real estate properties development completed with net book value of nil (December 31, 2017: US$83,542,622), and the Group’s real estate properties held for lease with net book value of nil (December 31, 2017: US$ 102,285,772).

The weighted average interest rate on short-term bank loans and other debt as of December 31, 2018 was 10.68% (December 31, 2017: 7.67%).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

10.	Long-term bank loans

Long-term bank loans as of December 31, 2017 and 2018 consisted of the following:

	December 31,	December 31,
	2017	2018
	US$	US$
Loan from ICBC
Due December 26, 2021, at 6.175% per annum (1)	147,938,539	116,560,788
Due December 22, 2021, at 6.175% per annum (1)	73,970,800	58,284,765
Due December 30, 2021, at 6.60% per annum (1)	68,051,177	53,619,303
Due December 22, 2021, at 9.80% per annum (1)	-	58,281,851
	289,960,516	286,746,707
Loan from China Guangfa Bank
Due December 15, 2018, at 4.75% per annum (5)	8,539,683	-
Due October 20, 2019, at 6.4125% per annum (1)	14,691,929	10,490,733
	23,231,612	10,490,733
Loan from Bank of China
Due March 27, 2018, at 5.23% per annum (5)	22,956,138	-
Due July 6, 2020, at 5.46% per annum (5)	22,956,138	-
Due March 30, 2020, at 6.65% per annum (2)	-	33,512,064
Due October 31, 2021 at 6.8875% per annum (3)	-	64,110,036
	45,912,276	97,622,100

Loan from Bank of Bohai
Due March 14, 2019 at 5.415% per annum (5)	39,025,435	-

Loan from Bank of Beijing
Due February 14, 2020 at 4.75% per annum (6)	49,374,063	42,810,934

Loan from The Bank of East Asia
Due April 26, 2018, at 1.25% plus 3 month LIBOR (5)	13,250,000	-
Due June 1, 2018, at 1.25% plus 3 month LIBOR (4)	9,675,655	-
Due June 1, 2019, at 1.10% plus 1 month LIBOR(4)	-	9,675,654
Due June 5, 2018, at 1.25% plus 3 month LIBOR (4)	10,000,000	-
Due June 5, 2019, at 1.10% plus 1 month LIBOR (4)	-	10,000,000
Due August 15, 2018, at 1.25% plus 3 month LIBOR (4)	20,000,000	-
Due August 15, 2019, at 1.10% plus 1 month LIBOR (4)	-	20,000,000
Due August 30, 2018, at 1.10% plus 3 month LIBOR (4)	9,700,000	-
Due August 30, 2019,at 1.10% plus 1 month LIBOR (4)	-	9,700,000
Due September 19, 2018, at 1.10% plus 3 month LIBOR (4)	2,220,000	-
Due September 19, 2019, at 1.10% plus 1 month LIBOR (4)	-	2,220,000
Due January 9, 2020, at 1.10% plus 1 month LIBOR (4)	-	3,178,000
Due June 2, 2019, at 1.10% plus 1 month LIBOR (4)	-	34,421,617
Due September 27, 2019, at 1.10% plus 3 month LIBOR (4)	-	24,294,636
	64,845,655	113,489,907

Loan from Ping An Bank Co., Ltd.
Due May 31, 2021, at 6.8875% per annum (7)	-	116,417,997
Due May 27, 2021, at 7.3625% per annum (8)	-	14,570,463
	-	130,988,460

Loan from China Construction Bank
Due July 2, 2021, at 6.65% per annum	-	56,824,805
Due August 31, 2021, at 7.9% per annum (9)	-	17,484,555
Due April 4, 2021, at 6.175% per annum (14)	-	36,424,700
	-	110,734,060

Loan from Bank of Minsheng
Due June 14, 2031, at 8.50% per annum (10)	-	62,798,694
Due March 30, 2023 at 8.8825% per annum (11)	-	291,394,685
	-	354,193,379

Loan from Bank of Hengfeng
Due September 20, 2021, at 8.0009% per annum (12)	-	73,580,837

Loan from Zheshang Bank Co., Ltd
Due September 21, 2021, at 7.98% per annum (13)	-	29,286,630

Total	512,349,557	1,249,943,747
Less: current portion of long-term bank loans	(501,330,611)	(529,904,807)

Total long-term bank loans	11,018,946	720,038,940

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

As of December 31, 2018, the contractual maturities of these loans are as follows:

Year	Amount
US$
2019	120,802,640
2020	79,500,998
2021	695,446,730
2022	-
2023 and thereafter	354,193,379
Less: current portion of long-term bank loans	(529,904,807)

Total: long-term bank loans	720,038,940

(1)	Pursuant to the loan contracts, if the Group achieves an agreed upon sales target from the sales of the underlying real estate properties under development, the Group has an obligation to repay certain portion of the loan before the maturity date. Therefore, the respective current portions of these loans have been classified as current liabilities as of December 31, 2018.

(2)	Pursuant to the agreements with Bank of China the debt is secured by the Group’s real estate properties under development with net book value of US$3,867,049 (December 31, 2017: nil) and the Group’s real estate properties held for lease with net book value of US$13,455,966 (December 31, 2017: nil).

(3)	Pursuant to the agreements with Bank of China the debt is secured by the Group’s real estate properties held for lease with net book value of US$15,663,781 (December 31, 2017: nil).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

(4)	Pursuant to the loan contract with The Bank of East Asia, these eight loans from The Bank of East Asia, amounting to US$9.7 million, US$10.0 million, US$20.0 million, US$9.7 million, US$2.2 million, US$3.2 million,US$34.4 million and US$24.3 million respectively, are denominated in US$ and are secured by restricted cash of US$9,907,915 (December 31, 2017: US$10,911,818), US$10,199,324 (December 31, 2017: US$11,279,116), US$20,719,198 (December 31, 2017: US$22,558,232.07), US$10,056,533 (December 31, 2017: US$10,939,365.19), US$2,302,133 (December 31, 2017: US$2,503,749.50), US$3,205,502 (long term restricted cash recorded under non-current assets, December 31, 2017: nil), US$36,863,271 (December 31, 2017: nil), and US$24,810,584 (December 31, 2017: nil), respectively. Besides, these loans are secured by supplementary restricted cash US$3,107,880 as the RMB depreciated against the US dollar in 2018.

(5)	These loans were paid in full or partially repaid in 2018.

(6)	Pursuant to the agreement with Bank of Beijing, the debt is secured by the Group’s land use rights with net book value of US$4,456,170 (December 31, 2017: US$26,510,878) and partially repaid in 2018.

(7)	Pursuant to the agreement with Ping An Bank Co., Ltd., the debt is secured by the Group’s land use rights with net book value of US$23,144,926 (December 31, 2017: nil)

(8)	Pursuant to the agreement with Ping An Bank Co., Ltd, the debt is secured by the Group’s land use rights with net book value of US$35,085,752 (December 31, 2017: nil).

(9)	Pursuant to the agreement with China Construction Bank, the debt is secured by the Group’s land use rights with net book value of US$35,052,888 (December 31, 2017: nil).

(10)	Pursuant to the agreements with Bank of Minsheng the debt is secured by the Group’s real estate properties held for lease with net book value of US$94,661,603 (December 31, 2017: nil).

(11)	Pursuant to the agreement with Bank of Minsheng, the debt is secured by the Group’s land use rights with net book value of US$108,344,332 (December 31, 2017: nil).

(12)	Pursuant to the agreements with Bank of Hengfeng the debt is secured by the Group’s real estate properties under development with net book value of US$26,860,581 (December 31, 2017: nil) and the Group’s land use rights with net book value of US$39,208,344 (December 31, 2017: nil) .

(13)	Pursuant to the agreement with Zheshang Bank Co., Ltd, the debt is secured by the Group’s land use rights with net book value of US$29,080,964 (December 31, 2017: nil).

(14)	Pursuant to the agreement with China Construction Bank, the debt is secured by restricted cash of US$11,525,236 (December 31, 2017: nil).

As of December 31, 2018, except when otherwise indicated, the Group’s long term bank loans were all denominated in RMB and were mainly secured by the Group’s real estate properties under development with net book value of US$30,727,630 (December 31, 2017: US$399,622), land use rights with net book value of US$462,352,750 (December 31, 2017: US$114,610,709), the Group’s real estate properties held for lease with net book value of US$123,781,349 (December 31, 2017: nil).

The interest rates of these bank loans are adjustable based on the range of 100% to 206% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of December 31, 2018 was 7.16% (December 31, 2017: 5.43%).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

11.	Other long-term debt

As of December 31,2017 and 2018, other long-term debt consisted of the following:

	December 31,	December 31,
	2017	2018
	US$	US$
November 2020 Senior Secured notes due on November 22, 2020 at 8.875%	293,742,826	295,673,796
August 2019 Senior Notes due on August 30, 2019 at 8.125%	295,270,134	286,741,749
February 2021 Senior notes due on February 28, 2021 at 7.75%	286,865,011	270,624,821
March 2020 Senior Secured Notes due on March 12, 2020 at 9.875%	-	197,226,325
Corporate bonds due on December 28, 2020 at 8.20%	152,661,716	58,275,179
Corporate bonds due on January 27, 2021 at 7.47%	107,005,532	43,709,787
Corporate bonds due on March 14, 2021 at 7.09%	76,420,211	72,849,705
Corporate bonds due on August 15, 2019 at 8.20%	226,122,693	63,404,057
Corporate bonds due on April 7, 2020 at 8.20%	172,188,160	89,655,359
Corporate bonds due on September 21, 2020 at 8.50%	-	28,998,553
Collateralized loan due on May 22, 2020 at 10.3192% (2)	135,992,164	189,416,016
Collateralized loan due on November 6, 2018 at 8.20% (1)	6,387,795	-
Collateralized loan due on January 4, 2019 at 8.20% (1)	2,794,660	-
Collateralized loan due on May 10, 2018 at 7.501% (1)	28,312,572	-
Collateralized loan due on July 31, 2021 at 8.00% (1)	48,973,095	-
Collateralized loan due on August 2, 2021 at 8.00% (1)	5,662,515	-
Collateralized loan due on September 6, 2019 at 8.50% (1)	15,304,092	-
Collateralized loan due on October 30, 2019 at 9.30%	2,479,263	2,360,415
Collateralized loan due on November 2, 2019 at 9.30%	28,128,922	26,780,511
Collateralized loan due on November 23, 2024 at 6.90% (1)	40,173,242	-
Collateralized loan due on March 17, 2020 at 7.62% (1)	35,199,412	21,855,694
Collateralized loan due on November 30, 2019 at 10.3192% (3)	260,169,569	130,813,615
Collateralized loan due on December 4, 2020 at 12.00% (4)	-	1,427,905
Collateralized loan due on November 28, 2020 at 11.50% (5)	-	11,656,370
Collateralized loan due on November 9, 2020 at 9.405%	-	50,996,620
Collateralized loan due on October 30, 2020 at 11.50% (6)	-	40,951,099
Non-controlling shareholder’s loan due on May 23, 2019 at 10.3192% (7)	246,778,489	189,780,277
Kent EB-5 LLC loan due on January 23, 2020 at 5.95% (8)	10,000,000	9,500,000
Kent EB-5 LLC loan due on April 30, 2020 at 5.95% (8)	5,000,000	5,000,000
Kent EB-5 LLC loan due on June 25, 2020 at 5.95% (8)	5,000,000	5,000,000
Kent EB-5 LLC loan due on August 4, 2020 at 5.95% (8)	5,000,000	5,000,000
Kent EB-5 LLC loan due on August 20, 2020 at 5.95%(8)	5,000,000	5,000,000
Kent EB-5 LLC loan due on October 1, 2020 at 5.95%(8)	10,000,000	10,000,000
Kent EB-5 LLC loan due on November 23, 2020 at 5.95% (8)	10,000,000	10,000,000
Kent EB-5 LLC loan due on March 15, 2021 at 5.95% (8)	9,500,000	9,500,000
Kent EB-5 LLC loan due on September 12, 2021 at 5.95% (8)	500,000	500,000
Ozarks loan due on March 24, 2020 at 4.50% plus 1 month LIBOR (9)	22,283,892	24,008,924
Bank Direct Capital Finance loan due on January 1, 2020 at 4.19% (10)	2,801,117	1,762,072

Total principal of other long-term debt	2,551,717,082	2,158,468,849

Less: current portion of other long-term debt	(1,146,902,643)	(1,118,013,649)

Total other long-term debt	1,404,814,439	1,040,455,200

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

The August 2019, November 2020, February 2021 and March 2020 Senior Secured Notes are senior secured pari passu obligations of the Company.

As of December 31, 2018, the contractual maturities of these debts are as follows:

Year	Amount
US$
2019	699,880,624
2020	1,061,403,912
2021	397,184,313
2022	-
2023 and thereafter	-
Less: current portion of other long term debt	(1,118,013,649)

Total: Other long-term debt	1,040,455,200

(1)	These loans were paid in full or partially repaid in 2018.

(2)	Pursuant to the agreements with Ping An Trust Co., Ltd., this other long-term debt is secured by the Group’s equity interest in Qingdao Huiju.

(3)	Pursuant to the agreements with Ping An Trust Co., Ltd., the debt is secured by the Group’s 51% equity interest of Henan Renxin.

(4)	Pursuant to the agreements with Wanxiang Trust Co., Ltd., the debt is secured by the Group’s real estate properties under development with net book value of US$963,588 (December 31, 2017: nil), land use rights with net book value of US$92,753 (December 31, 2017: nil) and the Group’s real estate properties development completed with net book value of US$576,774 (December 31, 2017: nil).

(5)	Pursuant to the agreements with Huarong International Trust Co., Ltd, the debt is secured by the Group’s land use rights with net book value of US$396,377 (December 31, 2017: nil) and the Group’s real estate properties development completed with net book value of US$4,346,035 (December 31, 2017: nil).

(6)	Pursuant to the agreements with Huarong International Trust Co., Ltd, the debt is secured by the Group’s land use rights with net book value of US$7,299,073 (December 31, 2017: nil), the Group’s real estate properties held for lease with net book value of US$33,336,335 (December 31, 2017: nil) and the Group’s real estate properties development completed with net book value of US$1,048,715 (December 31, 2017: nil).

(7)	Pursuant to the agreements with Ping An Trust Co., Ltd., which is the non-controlling shareholder of Ruihao Rongtong, this other long-term debt is secured by the Group’s 65% equity interest in Ruihao Rongtong.

(8)	Pursuant to the agreements with Kent EB-5 LLC, this other long-term debt amounting to US$59.5 million in total, is denominated in US$ with maturity dates that vary from January 23, 2020 to September 12, 2021.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

(9)	Pursuant to the agreements with Bank of Ozarks (“Ozarks”), Hudson 888 Owner LLC has agreed to provide security in the form of mortgages and assignment of leases and rents. In addition, XIN Development Group International Inc., agreed to, jointly and severally, provide a number of guarantees, including carve out guaranty, completion guaranty, repayment guaranty and carry guaranty to Ozarks and its successors in relation to the mortgaged property, liabilities of and/or payments to Ozarks. The other long-term debt is denominated in US$.

(10)	Pursuant to the agreements with Bank Direct Capital Finance, this other long-term debt is denominated in US$ and unsecured, and repayable in 30 months from August 1 2017. The balance to be paid in next year has been classified as current liabilities as of December 31, 2018

As of December 31, 2018, except when otherwise indicated and the Senior Secured Notes, the Group’s other long-term debt was all denominated in RMB and mainly secured by the Group’s real estate properties under development with net book value of US$963,588 (December 31, 2017: nil ), land use rights with net book value of US$584,008,103 (December 31, 2017: US$772,031,141), real estate properties held for lease with net book value of US$51,648,281 (December 31, 2017: US$48,610,581), and real estate properties development completed with net book value of US$36,801,393 (December 31, 2017: US$70,161,378).

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

From August 31, 2018 to December 31, 2018, the Company redeemed the August 2019 Senior Secured Notes for a total principal amount of US$11.9 million. The Company recognized gain on extinguishment of debt amounting to US$511,919, consisting of the gain from the difference between repurchase price and principal amount of the debt amounting to US$577,449 and the loss from unamortized deferred debt issuance costs amounting to US$65,530.

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

From August 31, 2018 to December 31, 2018, the Company redeemed the February 2021 Senior Secured Notes for a total principal amount of US$25.4 million. The Company recognized gain on extinguishment of debt amounting to US$2,642,710, consisting of the gain from the difference between repurchase price and principal amount of the debt amounting to US$3,043,135 and the loss from unamortized deferred debt issuance costs amounting to US$400,425.

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

March 2020 Senior Secured Notes

On March 19, 2018, the Company issued an aggregate principal amount of US$200,000,000 of the March 2020 Senior Secured Notes. The March 2020 Senior Secured Notes bear interest at 9.875% per annum payable semi-annually. Interest will be payable on March 19 and September 19 of each year, commencing September 19, 2018. The March 2020 Senior Secured Notes have a two year term maturing on March 19, 2020.

The effective interest rate of March 2020 Senior Secured Notes is 11.34%.

The March 2020 Senior Secured Notes were issued pursuant to an indenture, dated March 19, 2017, between the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “March 2020 Indenture”). The Company’s obligations under the March 2020 Indenture and the March 2020 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the March 2020 Indenture. The Company’s obligations under the March 2020 Indenture and the March 2020 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

At any time prior to March 19, 2020, the Company may at its option redeem the March 2020 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the March 2020 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any March 2020 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such March 2020 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such March 2020 Senior Secured Note, plus all required remaining scheduled interest payments due on such March 2020 Senior Secured Note through the maturity date of the March 2020 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the March 2020 Indenture) plus 100 basis points, over (B) the principal amount of such March 2020 Senior Secured Note on such redemption date.

At any time prior to March 19, 2020, the Company may redeem up to 35% of the aggregate principal amount of the March 2020 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 109.875% of the principal amount of the March 2020 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the March 2020 Senior Secured Notes issued on March 19, 2018 remain outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the March 2020 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the March 2020 Senior Secured Notes.

The March 2020 Indenture, contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the March 2020 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the March 2020 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the March 2020 Indenture) of 2.0 to 1.0.

Onshore Corporate Bonds

On December 28, 2015, Xinyuan China issued the first tranche of the onshore corporate bonds with an aggregate principal amount of RMB 1 billion (US$154 million) due on December 28, 2020 (the “First Tranche Bonds”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on December 28 of each year, commencing December 28, 2016.

On January 27, 2016, Xinyuan China issued the second tranche of the onshore corporate bonds with an aggregate principal amount of RMB 0.7 billion (US$107 million) due on January 27, 2021 (the “Second Tranche Bonds”) at a coupon rate of 7.47% per annum payable annually. Interest is payable on January 27 of each year, commencing January 27, 2017.

On March 14, 2016, Xinyuan China issued the third tranche of the onshore corporate bonds with an aggregate principal amount of RMB 0.5 billion (US$77 million) due on March 14, 2021 (the “Third Tranche Bonds”) at a coupon rate of 7.09% per annum payable annually. Interest is payable on March 14 of each year, commencing March 14, 2017.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

The above three tranches of onshore corporate bonds were issued at par. Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan China may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. Upon the third anniversary on December 28, 2017, the first tranche of the onshore corporate bonds have been reclassified to current liabilities. Upon the third anniversary on January 27, 2018, the second tranche of the onshore corporate bonds have been reclassified to current liabilities. Upon the third anniversary on March 14, 2018, the third tranche of the onshore corporate bonds have been reclassified to current liabilities. On December 28, 2018, Xinyuan China adjusted the annual interest rate of the First Tranche Bonds to 8.2% from 7.5%. The first and second tranche of the onshore corporate bonds have been reclassified to non-current liabilities.

From November 19, 2018 to November 30, 2018, the Company redeemed the First Tranche Bonds for a total principal amount of RMB 0.6 billion (US$87 million). The Company recognized loss on extinguishment of debt amounting to US$6,518,487, consisting of both the debt redemption price amounting to US$6,509,574 and unamortized deferred debt issuance costs amounting to US$8,913.

From December 14, 2018 to December 21, 2018, the Company redeemed the Second Tranche Bonds for a total principal amount of RMB 0.4 billion (US$58 million). The Company recognized loss on extinguishment of debt amounting to US$4,775,500, consisting of both the debt redemption price amounting to US$4,773,284 and unamortized deferred debt issuance costs amounting to US$2,216.

On August 15, 2016, Xinyuan China issued a new tranche of onshore corporate bonds with an aggregate principal amount of RMB 1.5 billion (US$216 million) due on August 15, 2019 (the “New Tranche”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on August 15 of each year, commencing August 15, 2017.

On April 7, 2017, Xinyuan China issued a new second tranche of onshore corporate bonds with an aggregate principal amount of RMB 1.13 billion (US$173 million) due on April 7, 2020 (the “2017 Tranche”) at a coupon rate of 8.2% per annum payable annually. Interest is payable on April 7 of each year, commencing April 7, 2018.

Upon the first anniversary of the issuance of the New Tranche and 2017 Tranche, respectively, Xinyuan China may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. Therefore, the entire amount of the New Tranche and 2017 Tranche, respectively, has been classified as current liabilities for the periods presented. On August 15, 2017, Xinyuan China adjusted the annual interest rate of the New Tranche Bonds to 8.2% from 7.5%. The annual interest rate of the 2017 Tranche Bonds remained unchanged, at 8.2%.

From August 1, 2018 to August 3, 2018, the Company redeemed the New Tranche for a total principal amount of RMB 1.05 billion (US$153 million). The Company recognized loss on extinguishment of debt amounting to US$5,989,710, consisting of both the debt redemption price amounting to US$5,710,866 and unamortized deferred debt issuance costs amounting to US$278,844.

On March 20, 2018, the Company redeemed the 2017 Tranche for a total principal amount of RMB 0.5 billion (US$73 million). The Company recognized loss on extinguishment of debt amounting to US$3,782,353, consisting of both the debt redemption price amounting to US$3,494,557 and unamortized deferred debt issuance costs amounting to US$287,796.

On September 20, 2018, Xinyuan China issued a new tranche of onshore corporate bonds with an aggregate principal amount of RMB 600 million (US$87 million) due on September 21, 2020 (the “2018 Tranche”) at a coupon rate of 8.5% per annum payable annually. Interest is payable on September 21 of each year, commencing September 21, 2019. The above three tranches of onshore corporate bonds were issued at par.

On September 21, 2018, the Company redeemed the 2018 Tranche for a total principal amount of RMB 0.4 billion (US$58 million). The Company recognized loss on extinguishment of debt amounting to US$3,599,937, consisting of both the debt redemption price amounting to US$3,291,086 and unamortized deferred debt issuance costs amounting to US$308,851.

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

On August 1, 2016, the Group entered into a sale and leaseback agreement with Shenzhen Zhong An for shopping mall equipment. Upon expiration of the lease period and settlement of all the lease payments, the Group is entitled to purchase the leased assets at a nominal amount. The lease meets the transfer-of-ownership to the lessee criterion and is therefore, classified as a capital lease. The capital lease commenced on August 1, 2016 (the “Commencement Date”). The lease has a three year term and expires on July 31, 2019. The Group has to make 12 quarterly lease payments of US$260,143 starting from the Commencement Date. The effective interest rate for the capital lease obligation is 5.58%. On November 28, 2018, the Group paid all the lease payments in advance.

On November 30, 2018, the Group entered into a sale and leaseback agreement with Shenzhen Zhong An for shopping mall equipment. Upon the expiry of the lease period and settlement of all the lease payments, the Group is entitled to purchase the leased assets at a nominal amount. The lease meets the transfer-of-ownership to the lessee criterion and is therefore, classified as a capital lease. The capital lease commenced on November 30, 2018 (the “2018 Commencement Date”). The lease has a three year term and expires on November 29, 2021. The sales consideration received for the shopping mall equipment was US$7,562,237; and the Group agreed to make 12 quarterly lease payments for an aggregate amount of US$8,059,227 starting from the 2018 Commencement Date. The effective interest rate for the capital lease obligation is 6.95%.

Capital lease obligations are summarized as follows:

	December 31, 2017	December 31, 2018
	US$	US$
Capital lease obligations, net of current maturities
Due to Minsheng	10,764,638	6,362,777
Due to related party - Shenzhen Zhong An	650,706	3,652,014

	11,415,344	10,014,791
Current maturities of capital lease obligations
Due to Minsheng	3,353,698	3,657,730
Due to related party - Shenzhen Zhong An	1,118,688	2,904,695

	4,472,386	6,562,425

Total capital lease obligations	15,887,730	16,577,216

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

13.	Customer deposits

Advances for real estate properties comprise of sales proceeds received from customers for the pre-sale of residential units in the PRC. Advances for real estate properties are typically funded up to 40% - 80% by mortgage loans made by banks to the customers. The Group holds certain cash balances in restricted cash accounts at the relevant banks (Note 2 (f)). The Group, in return, has a right to withhold transfer of title to the customer until outstanding amounts are fully settled.

	December 31, 2017	December 31, 2018
	US$	US$
Advances for real estate properties	1,683,218,520	3,218,686,349
Add: increase in revenue recognized in excess of amounts received from customers	76,399,991	32,408,393
Less: recognized as progress billings (Note 4)	(1,321,276,798)	(1,329,243,487)

Customer deposits (Note 2(n))	438,341,713	1,921,851,255

14.	Income taxes

(a)	Corporate income tax (“CIT”)

Under the current law of the Cayman Islands, the Company is not subject to income tax and withholding tax.

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

The Company’s US subsidiaries are subject to income tax at the effective rate of approximately 33% in accordance with US corporate income tax laws and regulations, dividends and interests paid by US enterprises to non-US tax resident enterprises are subject to US withholding tax of 30%.

Income before income tax expenses consists of:

	Year ended December 31,
	2016	2017	2018
	US$	US$	US$
PRC	211,620,233	275,898,007	355,674,888
Non PRC	(45,909,678)	(82,669,476)	(105,275,621)

Total	165,710,555	193,228,531	250,399,267

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Income tax expenses for the years ended December 31, 2016, 2017 and 2018 are summarized as follows:

	Year ended December 31,
	2016	2017	2018
	US$	US$	US$
Current:
CIT tax expense	70,285,607	103,302,037	141,399,866
Land Appreciation Tax (“LAT”) expense	33,254,340	40,203,748	62,996,403
Deferred tax benefit	(17,292,072)	(30,388,659)	(59,949,022)

Income tax expense	86,247,875	113,117,126	144,447,247

The Group’s income tax expense differs from the tax expense computed by applying the PRC statutory CIT rate of 25% for the years ended December 31, 2016, 2017 and 2018, are as follows:

	Year ended December 31,
	2016	2017	2018
	US$	US$	US$
CIT at rate of 25%	41,427,639	48,307,133	62,599,817
Tax effect of non-deductible expenses	7,425,406	3,641,665	5,799,761
Unrecognized tax benefits	(1,949,726)	-	-
LAT expense	33,254,340	40,203,748	62,996,403
CIT benefit of LAT	(8,313,585)	(10,050,937)	(15,749,101)
Changes in valuation allowance	(1,161,335)	3,180,741	(491,075)
International rate differences	17,814,114	10,149,331	18,224,012
Dividend and interest withholding taxes	-	18,877,500	15,403,663
Adjustment of estimated income tax accruals	(1,979,380)	(954,552)	(3,952,396)
Others	(269,598)	(237,503)	(383,837)

Actual income tax expense	86,247,875	113,117,126	144,447,247

(b)	Unrecognized tax benefit

The following table summarizes the activities related to the Group’s unrecognized tax benefits:

	2016	2017	2018
	US$	US$	US$
Balance at January 1	17,842,283	20,491,988	31,231,376
Additions for tax positions of current year	5,549,004	10,813,497	15,500,052
Movement in current year due to foreign exchange rate fluctuation	(68,926)	2,001	-
Reductions for tax positions of prior years	(880,647)	(76,110)	-
Lapse of statute of limitations	(1,949,726)	-	-
Reduction due to company liquidation	-	-	(792,194)

Balance at December 31	20,491,988	31,231,376	45,939,234

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

The movement in the liability for unrecognized tax benefits of US$10,813,497 in 2017 was due to deemed interest income from subsidiaries of the Company during the year. The movement in the liability for unrecognized tax losses of US$2,001 was due to the fluctuation of US$/RMB exchange rate, and therefore was recorded as other comprehensive income arising from the foreign currency translation. The remaining change of US$76,110 was recognized due to the availability for taxation deductions in 2017.

The current year movement in the liability for unrecognized tax benefits of US$15,500,052 in 2018 was due to deemed interest income from subsidiaries of the Company during the year. The change of US$792,194 was recognized mainly due to the liquidation of a company.

As of December 31, 2017 and 2018, unrecognized tax benefits of nil and nil, respectively, if ultimately recognized, will impact the effective tax rate. The Group anticipates new unrecognized tax benefits, related to tax positions similar to those giving rise to its existing unrecognized tax benefits, to originate after December 31, 2018. It is possible that the amount of uncertain tax positions will change in the next twelve months, however, an estimate of the range of the possible outcomes cannot be made at this time.

The Group’s income tax returns for fiscal year 2008 through fiscal year 2018 remain open to potential examination. In addition, local tax authorities may exercise broad discretion in applying the tax law, thus potentially exposing the subsidiaries to audits of tax years outside the general statute of limitations.

It is the Group’s continuing practice to recognize late payment interests and penalties related to uncertain tax positions in interest expenses and other expenses, respectively. As of December 31, 2018, the Group recognized US$2.7 million late payment interests related to unrecognized tax benefit.

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

The tax effects of temporary differences that give rise to the Group’s deferred tax assets and liabilities as of December 31, 2017 and 2018 are as follows:

	December 31, 2017	December 31, 2018
	US$	US$
Deferred tax assets:
Tax loss carried forward	41,367,888	42,185,810
Accruals and provisions	46,491,643	48,850,991
Capitalized expenses	11,992,000	26,796,716
Revenue recognition at a point in time less tax paid under deemed profit method	-	130,498,661
Revenue recognition of real estate lease income on a straight-line basis	11,285,190	14,269,520
Deemed interest income	31,231,375	43,266,604
Valuation allowance	(6,706,131)	(5,941,941)
Others	12,843	-

Total deferred tax assets	135,674,808	299,926,361

Deferred tax liabilities:
Revenue recognition over time	(76,968,132)	(77,968,759)
Real estate properties accelerated cost deduction	(1,274,068)	(1,212,993)
Taxable temporary differences arising from asset acquisitions	(107,224,810)	(307,747,731)
Dividend and interest withholding taxes	(32,377,738)	(52,991,279)
Others	(27,508)	(61,732)

Total deferred tax liabilities	(217,872,256)	(439,982,494)

Certain of the Company’s PRC subsidiaries have PRC tax net operating loss carry forwards of US$159.9 million (2017: US$153.9) which will expire in one to five years, if unutilized. Losses incurred in the U.S. amounting to 1.5 million (2017: US$9.1 million) can be carried forward for 20 years.

During 2017 and 2018, the Company has considered its operational funding needs, future development initiatives and its dividend distribution plan and is permanently reinvesting all but US$172.2 million and US$374.4 million of its PRC subsidiaries earnings as at December 31, 2017 and 2018 respectively. Accordingly, the Company accrued deferred income tax liabilities of US$21.9 million and US$37.4 million for the withholding tax liability associated with the distribution of retained earnings that are not permanently reinvested as at December 31, 2017 and 2018, respectively. As of December 2017 and 2018, the total amount of undistributed earnings from the Company’s PRC subsidiaries that are considered to be permanently reinvested were US$547.0 million and US$227.2 million, and the related unrecognized deferred tax liabilities were approximately US$54.7 million and US$22.7 million, respectively. The Company’s remaining subsidiaries do not have retained earnings for all the periods presented.

In assessing the ability to realize the deferred tax assets, the Group has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Accordingly, the Group recorded valuation allowances amounting US$6,706,131 and US$5,941,941 as of December 31, 2017 and 2018, respectively.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

15.	Share-based compensation

As of December 31, 2018, the Company has three share-based compensation plans under which awards may be granted to both employees and non-employees, namely, the 2007 Long Term Incentive Plan (the “2007 Plan”), 2015 Long Term Incentive Plan (the “2015 Plan”), and 2014 Restricted Stock Unit Plan (the “2014 RSU Plan”). Compensation cost of US$3,382,628 (2016: US$7,828,255, 2017: US$4,894,478) was recorded in general and administrative expenses with a corresponding credit to additional paid-in capital and payroll and welfare payable in the year ended December 31, 2018. The compensation cost is regarded as a permanent difference for income tax purposes as the options were granted by the Company, which is registered in the Cayman Islands, a tax free jurisdiction. Hence, no tax benefit was recognized upon the recognition of compensation cost. The Company has a policy of using authorized shares in the existing pool to satisfy any future exercise of share options and shares repurchased held by a third party trustee to satisfy the RSUs granted under the 2014 RSU Plan.

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

Assumptions

No options were granted during the years ended December 31, 2017 and 2018.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Share Option Activity

The following table is a summary of the Company’s share option activity under the 2007 Plan (in US$, except options):

Options Under the 2007 Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding, January 1, 2018
2.975 (exercise price)	180,000	2.975	0.50	77,400
1.21 (exercise price)	112,738	1.21	2.95	247,460
1.085 (exercise price)	100,000	1.085	3.50	232,000
1.64 (exercise price)	200,000	1.64	4.87	353,000
1.21 (exercise price)	39,400	1.21	6.50	86,483
1.81(exercise price)	68,000	1.81	7.85	108,460

Granted	-	-	-	-

Exercised
1.21 (exercise price)	100,000	1.21	-	186,450
1.64 (exercise price)	100,000	1.64	-	141,327

Forfeited
2.975 (exercise price)	180,000	2.975	-	-

Outstanding, December 31, 2018

1.21 (exercise price)	12,738	1.21	1.95	32,991
1.085 (exercise price)	100,000	1.085	2.50	271,500
1.64 (exercise price)	100,000	1.64	3.87	216,000
1.21 (exercise price)	39,400	1.21	5.50	102,046
1.81(exercise price)	68,000	1.81	6.85	135,320

Exercisable as at December 31, 2018

1.21 (exercise price)	12,738	1.21	1.95	32,991
1.085 (exercise price)	100,000	1.085	2.50	271,500
1.64 (exercise price)	100,000	1.64	3.87	216,000
1.21 (exercise price)	39,400	1.21	5.50	102,046
1.81(exercise price)	68,000	1.81	6.85	135,320

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$3.80 per common share as of December 31, 2018 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2018. As of December 31, 2018, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees, under the 2007 Plan. Total fair value of options vested during the year ended December 31, 2016, 2017 and 2018 was US$362,487, US$40,703 and US$33,919, respectively.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

The following table is a summary of the Company’s share option activity under the 2015 Plan (in US$, except options):

Options Under the 2015 Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding, January 1, 2018
1.71(exercise price)	54,400	1.71	7.58	92,208
1.71(exercise price)	3,524,922	1.71	7.50	5,974,743

Granted	-	-	-	-

Exercised
1.71(exercise price)	646,588	1.71	-	612,734

Forfeited
1.71 (exercise price)	54,400	1.71	-	-
1.71 (exercise price)	81,600	1.71	-	-

Outstanding, December 31, 2018
1.71(exercise price)	2,796,734	1.71	6.50	5,845,173

Exercisable as at December 31, 2018
1.71(exercise price)	2,796,734	1.71	6.50	5,845,173

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$3.80 per common share as of December 31, 2018 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2018. As of December 31, 2018, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees, under the 2015 Plan. Total fair value of options vested during the year ended December 31, 2016, 2017 and 2018 was US$952,941, US$769,798 and US$228,534, respectively.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

On July 30, 2018, under the 2014 RSU Plan, the Company deposited US$3,976,660 into the trust. The trustee has used the funds to acquire 1,732,466 common shares from the open market as of December 31, 2018. The awards vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method.

The trustee has used the funds to acquire 1,356,584 common shares from the open market as of December 31, 2018.

The weighted average grant-date fair value of restricted shares granted during the years ended December 31, 2016, 2017 and 2018 was US$2.75, US$2.68 and US$2.21, respectively, which was derived from the fair value of the underlying ordinary shares.

Other awards

On March 20, 2017, the Compensation Committee approved a bonus to one senior executive. A portion of the bonus amounting to US$740,223 is being settled by issuance of the Company’s common shares through the purchase of ADSs by a trust company in the open market and the subsequent transfer of the common shares to the executive. As of December 31, 2018, a portion of the bonus amounting to US378,112 has not been settled. The remaining portion has been settled in cash. There is no vesting condition associated with the ordinary share award. The Company classified this ordinary share award as a liability and recognized share-based compensation expense amounting to US$740,223 during the year ended 2017.

16.	Other payables and accrued liabilities

The components of other payables and accrued liabilities are as follows:

	December 31, 2017	December 31, 2018
	US$	US$
Contract deposit	89,383,227	107,480,079
Accrued expenses	41,715,403	51,306,223
Debt extinguishment costs	-	13,761,966
Deed tax and maintenance fund withheld for customers	12,149,522	9,998,534
Bidding deposit	2,983,801	3,723,584
Welfare payable	1,657,567	1,893,635
Other tax payable	8,172,022	14,786,612
Accrued aircraft operating expense	842,663	1,415,369
Accrued interest expense	54,250,778	47,214,392
Purchase consideration payable for asset acquisitions and business combinations	70,460,343	75,565,148
Others	18,503,006	13,961,958

Total	300,118,332	341,107,500

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

17.	Related party and employee transactions

(a)	Amounts due from related parties

	December 31, 2017	December 31, 2018
	US$	US$
Current:
Beijing Starry Sky Cinema Co., Ltd. (“Starry Sky”)	5,909,736	8,052,075
Beijing Aijieli Technology Development Co., Ltd.	12,889,735	16,366,841
Beijing Ruizhuo Xitou Technology Development Co., Ltd.	10,429,990	14,494,710
Beijing Ruizhuo Xichuang Technology Development Co., Ltd.	3,576,543	7,539,604
Chengdu Renju	35,199,433	-
Guangzhou Huanglong	38,934,992	-
Qingdao Huiju	18,721,643	61,392,033
Henan Hongguang Olympic Real Estate Co., Ltd.	-	51,340,375
MDL	-	22,988,260
Zhengzhou Xinci Health Service Co., Ltd.	-	1,178,230
Suzhou Wanzhuo’s non-controlling interest holders	-	27,201,258
Taicang Pengchi’s non-controlling interest holders	-	5,630,819

Total current amounts due from related party	125,662,072	216,184,205

Non current:
Xinzheng Meihang Network Technology Co., Ltd.	24,665,944	26,122,186

Total	150,328,016	242,306,391

As of December 31, 2017, the Company advanced US$5,869,138 of working capital funds to Starry Sky. Of the amount advanced, US$1,155,459 was in the form of unsecured interest bearing loans, which has no fixed payment terms and bears interest from 7.5% to 10%. Accrued interest amounted to US$40,598 as of December 31, 2017. As of December 31, 2018, the Company advanced US$7,903,416 of working capital funds to Starry Sky. Of the amount advanced, US$1,100,070 was in the form of unsecured interest bearing loans, which has no fixed payment terms and bears interest at 10%. Accrued interest amounted to US$148,659 as of December 31, 2018. The remaining advances are unsecured and bear no interest.

As of December 31, 2017 and December 31, 2018, the Company advanced US$26,896,268 and US$36,699,899 of working capital funds to Beijing Aijieli Technology Development Co., Ltd. (“Aijieli”), Beijing Ruizhuo Xitou Technology Development Co., Ltd. (“Xitou”) and Beijing Ruizhuo Xichuang Technology Development Co., Ltd. (“Xichuang”), without any fixed payments terms. As of December 31, 2017, balances are unsecured, and bear no interest. As of December 31, 2018, US$18,410,797 was in the form of unsecured interest bearing loans, which bears interest from 10% to 12%. Accrued interest amounted to US$1,701,256. The remaining advances are unsecured and bear no interest. Aijieli, Xitou and Xichuang are companies owned by senior management members of the Company.

As of December 31, 2017, the balance due from Chengdu Renju (Note 7) is related to advances for operational needs without any fixed payments terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year. In 2018, the Group obtained control over Chengdu Renju (see Note 8).

In 2017, the Company advanced US$38,260,231 of working capital funds to Guangzhou Huanglong (Note 7) in the form of an unsecured interest bearing loan with a three months payment term and bears interest at 17.5%. As of December 31, 2017, the outstanding balance included accrued interest amounting to US$353,375 and a receivable amounting to US$321,386 related to construction services provided to Guangzhou Huanglong. In 2018, Guangzhou Huanglong repaid the entire outstanding balance.

As of December 31, 2017 and December 31, 2018, the balances due from Qingdao Huiju (Note 7) are related to advances for operational needs without any fixed payment terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

Henan Hongguang Olympic Real Estate Co., Ltd. (“Henan Hongguang”) is the non-controlling shareholder of Henan Renxin (Note 1), one of the Company’s subsidiaries. As of December 31, 2018, the balance due from Henan Hongguang is related to advances for operational needs without any fixed payment terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

As of December 31, 2018, the balance due from MDL (Note 7) amounting to US$20,010,257 is related to advances for operational needs. This balance is unsecured, bears interest at 15%, and has no fixed repayment term. Accrued interest amounted to US$2,978,003 as of December 31, 2018.

As of December 31, 2018, the balance due from Zhengzhou Xinci (Note 7) amounting to US$1,107,356 is related to advances for operational needs. This balance is secured by equity pledge, bears interest at 9%, and has no fixed repayment term. Accrued interest amounted to US$70,874 as of December 31, 2018.

On September 12, 2017, the Company sold 80% of its equity interest in Suzhou Wanzhuo to four non-affiliated passive investors for an aggregate cash consideration of US$23,687,327. Pursuant to the updated articles of association, the Company still exercises control over the relevant principal activities of Suzhou Wanzhuo and therefore, continues to consolidate it in its financial statements. As of December 31, 2018, the balances due from the non-controlling interest holders amounting to US$27,201,258 are related to advances for working capital funds. The balances are in the form of an unsecured interest bearing loan, which has no fixed payment terms, and bears interest at 4.75%. Accrued interest is immaterial as of December 31, 2018.

On December 1, 2017, the Company together with seven other non-affiliated companies acquired 100% of Taicang Pengchi for an aggregate cash consideration of US$28,836,311. The Company accounted for the acquisition of Taicang Pengchi as an asset acquisition because the only asset of Taicang Pengchi is the land. Pursuant to the articles of association, the Company exercises control over the relevant significant activities of Taicang Pengchi and therefore, consolidates it in its financial statements. As of December 31, 2018, the balance of due from the non-controlling interest holders amounting to US$5,630,819 are related to advances for working capital funds. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

Xinzheng Meihang Network Technology Co., Ltd. (“Meihang”) is the non-controlling shareholder of Zhengzhou Hangmei Technology Development Co., Ltd. (“Zhengzhou Hangmei”), one of the Company’s subsidiaries. As of December 31, 2017, and December 31, 2018, the balances due from Meihang are US$24,100,060 and US$22,944,780, respectively, which have a three year payment terms, and bear interest at 11.5%. Accrued interest amounted to US$565,884 and US$3,177,406 as of December 31, 2017 and December 31, 2018, respectively.

In evaluating the collectability of the amounts due from related parties balance, the Group considers many factors, including the related parties’ repayment history and their credit-worthiness. An allowance for doubtful accounts is made when collection of the full amount is no longer probable. For the periods presented, based on management’s evaluation, no allowance was deemed necessary.

(b)	Amounts due to related party

	December 31, 2017	December 31, 2018
	US$	US$
Current:
Suzhou Wanzhuo’s non-controlling interest shareholders	93,548,383	23,447,245
Taicang Pengchi’s non-controlling interest holders	34,630,040	2,853,950
Suzhou Yefang’s non-controlling interest holders	-	11,902,028
Guangzhou Huanglong	-	7,285,231
Beijing Ruizhuo Xitou Technology Development Co., Ltd.	-	1,179,565
Beijing Xintou No.1 Management Consulting Center (limited partnership)	-	1,834,422

Total current amounts due to related party	128,178,423	48,502,441

Non current:
Xinzheng Meihang Network Technology Co., Ltd.	29,917,961	31,241,768

Total	158,096,384	79,744,209

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

As of December 31, 2017 and December 31, 2018, Suzhou Wanzhuo’s non-controlling interest holders advanced US$92,231,041 and US$18,929,073 of working capital funds in aggregate to Suzhou Wanzhuo in the form of an unsecured interest-bearing loan, which has no fixed payment terms, and bears annual interest from 4.25% to 4.75%, respectively. Accrued interest amounted to US$1,317,340 and US$3,913,866 as of December 31, 2017 and December 31, 2018, respectively. The remaining advance amounting to US$604,306 for shareholder service is unsecured, bears no interest, and is expected to be paid in one year.

As of December 31, 2017 and December 31, 2018, non-controlling interest holders of Taicang Pengchi advanced US$34,630,040 and US$2,710,571 of working capital funds in aggregate to Taicang Pengchi in the form of an unsecured interest-bearing loan, which has no fixed payment terms, and bears interest at the PBOC demand deposit interest rate. As of December 31, 2017 and December 31, 2018, accrued interest amounted to nil and US$143,379, respectively.

On June 6, 2018, the Company together with 4 other non-affiliated companies acquired 100% of Suzhou Yefang for an aggregate cash consideration of US$15,615,240. The Company accounted for the acquisition of Suzhou Yefang as an asset acquisition because the only asset of Suzhou Yefang is the land. Pursuant to the articles of association, the Company exercises control over the relevant significant activities of Suzhou Yefang and therefore, consolidates it in its financial statements. As of December 31, 2018, the non-controlling interest holders advanced US$10,646,949 of working capital funds in aggregate to Suzhou Yefang in the form of an unsecured interest-bearing loan, which will be repaid by one year and bear annual interest at 8%. Accrued interest amounted to US$1,255,079 as of December 31, 2018.

As of December 31, 2018, the balance due to Guangzhou Huanglong (Note 7) is related to advances for operational needs without any fixed payments terms. This balance is unsecured, bears no interest, and is expected to be paid in one year.

As of December 31, 2018, the balances due to Xitou are related to advances for operational needs without any fixed payments terms. This balance is unsecured, bears no interest, and is expected to be paid in one year.

As of December 31, 2018, the balance due to Beijing Xintou No.1 Management Consulting Center (limited partnership) (“Xintou No.1”) is related to advances for operational needs without any fixed payments terms. This balance is unsecured, bears no interest, and is expected to be paid in one year. Xintou No.1 is company owned by senior management members of the Company.

Meihang is the non-controlling shareholder of Zhengzhou Hangmei, one of the Company’s subsidiaries. As of December 31, 2017, and December 31, 2018, Meihang advanced US$28,968,446 and US$27,579,790 of working capital funds to Zhengzhou Hangmei in the form of an unsecured interest (10%) bearing loan with a three year payment term. Accrued interest amounted to US$949,515 and US$3,661,978 as of December 31, 2017 and December 31, 2018, respectively.

(c)	Amounts due from employees

	December 31, 2017	December 31, 2018
	US$	US$
Advances to employees	2,174,302	1,694,416

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

The balance represents cash advances to employees for traveling expenses and other expenses. The balances are unsecured, bear no interest and have no fixed payment terms.

(d)	Others

On July 31, 2017, the Company sold 1.33% of the equity interest in one real estate project company to key management personnel for a total consideration of US$1,256,909. According to the equity transfer agreement, the Company is obligated to repurchase the equity interest back from management. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as a liability.

In 2018, the Company sold a small percentage of the equity interests (ranging from 0.50% to 5.54%) in eight real estate project companies to key management personnel for a total consideration of US$8,720,772. According to the equity transfer agreement, the Company is obligated to repurchase the equity interest back from management. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as a liability.

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

Pursuant to the framework agreement signed in June 2017 by Xinruifeng and Xinyuan China, both parties agreed to invest a total of RMB 30 million in Xitou. After the completion of the arrangement, Xinruifeng and Xinyuan China will own 66.67% and 33.33% equity interest of Xitou, respectively. The arrangement will be completed with two steps that form a single transaction designed to achieve an overall commercial effect, 1) Xinyuan China will acquire 100% equity interest of Xitou for nil consideration (“Step one”); and 2) Xinruifeng will inject a capital of RMB 20 million and acquire 66.67% equity interest of Xitou, and Xinyuan China will invest RMB 10 million and obtain 33.33% of equity interest of Xitou (“Step two”). These two steps are inseparable and the acquisition of Xitou will be completed only after both of these two steps are completed. As of December 31, 2018, Step two is still in process. Considering Step one and Step two were entered into at the same time and in contemplation of one another, the Xitou transaction is not considered completed for accounting purposes.

Pursuant to the framework agreement signed in June 2017 by Beijing Future Xinhujin Science and Technology Development Center (Limited Partnership) (“Xinhujin”), owned by a senior management member of the Company, and Xinyuan China, both parties agreed to invest a total of RMB30 million in Xichuang. After the completion of the arrangement, Xinhujin and Xinyuan China will own 66.67% and 33.33% equity interest of Xichuang, respectively. The arrangement will be completed with two steps that form a single transaction designed to achieve an overall commercial effect, 1) Xinyuan China will acquire 100% equity interest of Xichuang for nil consideration (“Step one”); and 2) Xinhujin will inject capital of RMB20 million to Xichuang and acquire 66.67% equity interest of Xichuang, and Xinyuan China will invest RMB 10 million and obtain 33.33% of equity interest of Xichuang (“Step two”). These two steps are inseparable and the acquisition of Xichuang will be completed only after both of these two steps are completed. As of December 31, 2018, the Xichuang transaction has not been completed since Step two is still in process. Considering both Step one and Step two were entered into at the same time and in contemplation of one another, the Xichuang transaction is not considered completed for accounting purposes.

Pursuant to the framework agreement signed in June 2017 by Beijing Future Xinzhihui Science and Technology Development Center (Limited Partnership) (“Xinzhihui”), owned by a senior management member of the Company, and Xinyuan China, both parties agreed to invest a total of RMB 40 million in Aijieli. After the completion of the arrangement, Xinzhihui and Xinyuan China will own 75% and 25% equity interest of Aijieli, respectively. The acquisition will be completed with two steps that form a single transaction designed to achieve an overall commercial effect, 1) Xinyuan China will acquire 100% equity interest of Aijieli for nil consideration (“Step one”); and 2) Xinzhihui will inject a capital of RMB30 million and acquire 75% equity interest of Aijieli, and Xinyuan China will invest RMB10 million and obtain 25% of equity interest of Aijieli (“Step two”). These two steps are inseparable and the acquisition of Aijieli will be completed only after both of these two steps are completed. As of December 31, 2018, the Aijieli transaction has not been completed since Step two is still in process. Considering both Step one and Step two were entered into at the same time and in contemplation of one another, the Aijieli transaction is not considered completed for accounting purposes.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

On June 24, 2017, Beijing Wanzhong, one of the Company’s subsidiaries, invested US$2,142,573 in the Xin Future No.1 Private Equity Fund. The fund is operated by Beijing Xinyuan Future Investment Management Limited, an investment company controlled by the Company’s key management personnel. Management accounted for this investment at fair value using the net asset value practical expedient. The Company can redeem its investment on the last trading day of each quarter by providing written notice in advance. On September 26, 2018, the Company redeemed its investment resulting in US$59,970 gain recorded in net realized gain on short-term investments during the year ended December 31, 2018.

For the year ended December 31, 2018, total directors’ remuneration amounted to US$7,056,388 (2016: US$10,295,641; 2017: US$10,634,720).

All other related party transactions have been disclosed in Notes 1, 8 and 12.

18.	Equity

(i)         As at December 31, 2018, the Company’s authorized share capital was 500 million common shares, par value US$0.0001 per share (December 31, 2017: 500 million common shares).

(ii)        During the year ended December 31, 2018, 8,984,626 common shares were repurchased at a total cost of US$19,846,720.

(iii)       During the year ended December 31, 2018, the Company distributed quarterly dividends of US$0.05 per common share to common shareholders amounting to a total of US$25,739,147.

All other equity transactions have been disclosed in Note 17.

19.	Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	December 31,
	2016	2017	2018
	US$	US$	US$
Numerator:
Net income attributable to Xinyuan Real Estate Co., Ltd. Shareholders – basic	72,977,548	63,627,551	73,034,549
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders – diluted	72,977,548	63,627,551	73,034,549
Denominator:
Weighted average number of shares outstanding, basic*	133,261,510	128,704,610	127,129,478
Stock options	1,271,209	1,877,785	1,728,058
Restricted stock units	3,120,310	1,023,474	283,294

Weighted average number of shares outstanding-diluted	137,653,029	131,605,869	129,140,830

Basic earnings per share	0.55	0.49	0.57

Diluted earnings per share	0.53	0.48	0.57

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

*	The restricted shares repurchased by the trustee that are unvested are excluded from the number of shares outstanding for purposes of computing basic earnings per share in accordance with ASC 260. However, these unvested restricted shares are factored into the computation of diluted earnings per share using the treasury stock method.

During the year ended December 31, 2018, nil (2016: 2,260,762; 2017: 180,000) stock options, and 1,019,128 (2016: nil; 2017: nil) RSUs, were excluded from the calculation of earnings per share, respectively, because their effect would be anti-dilutive.

20.	Segment reporting

The Group’s long-lived assets and revenue are mainly located in and derived from the PRC. Starting in 2012, a relatively smaller portion of the Group’s long-lived assets and revenue are located in and derived from the United States. The Group considers that each of its individual property developments is a discrete operating segment. The Group has aggregated its segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. The Group’s reportable operating segments are comprised of Henan Province, Shandong Province, Jiangsu Province, Sichuan Province, Beijing, Hainan Province, Hunan Province, Shaanxi Province, Shanghai, Tianjin, Guangdong Province, Hubei Province, and Liaoning Province in the PRC; and the United States.

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

The Group’s chief operating decision maker relies upon net sales, gross profit and net income when making decisions about allocating resources and assessing performance of the Group. Net sales for geographic segments are generally based on the location of the project development. Net income for each segment includes net sales to third parties, related cost of sales and operating expenses directly attributable to the segment. Capital expenditures for each segment includes cost for acquisition of subsidiaries, vehicles, fixtures and furniture and accumulation of properties held for lease related to newly completed projects.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

No single customer accounted for more than 10% of net sales for the years ended December 31, 2016, 2017 and 2018.

Summary information by operating segment is as follows:

December 31, 2016	Henan	Shandong	Jiangsu	Sichuan	Beijing	Hainan	Hunan	Shanghai	Tianjin	Shaanxi	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	368,866,778	169,605,220	349,616,790	76,489,749	23,722,289	12,699,957	105,494,573	100,003,503	39,912,406	126,550,015	152,007,123	-	1,524,968,403
Real estate lease income	3,588,434	172,198	-	-	-	-	-	-	-	284,294	-	1,901,125	5,946,051
Real estate management services income	1,161,150	-	-	-	-	-	-	-	-	-	-	28,861,597	30,022,747
Other revenue	303,521	102,415	471	-	280,007	-	-	-	1,078	-	-	-	687,492

Total revenue	373,919,883	169,879,833	349,617,261	76,489,749	24,002,296	12,699,957	105,494,573	100,003,503	39,913,484	126,834,309	152,007,123	30,762,722	1,561,624,693
Cost of real estate sales	(252,522,117)	(142,763,272)	(273,738,274)	(58,762,806)	(30,743,520)	(8,544,624)	(75,514,694)	(89,067,765)	(22,837,517)	(91,274,052)	(128,803,285)	-	(1,174,571,926)
Cost of real estate lease income	(1,792,349)	(287,832)	(1,328,100)	-	-	-	-	-	-	(225,776)	-	(48,588)	(3,682,645)
Cost of real estate management services	(979,218)	-	-	-	-	-	-	-	-	-	-	(23,302,224)	(24,281,442)
Other costs	(525,052)	(100,695)	(69,971)	-	(404,649)	-	-	-	-	-	-	-	(1,100,367)

Total cost of revenue	(255,818,736)	(143,151,799)	(275,136,345)	(58,762,806)	(31,148,169)	(8,544,624)	(75,514,694)	(89,067,765)	(22,837,517)	(91,499,828)	(128,803,285)	(23,350,812)	(1,203,636,380)
Gross profit	118,101,147	26,728,034	74,480,916	17,726,943	(7,145,873)	4,155,333	29,979,879	10,935,738	17,075,967	35,334,481	23,203,838	7,411,910	357,988,313
Operating expenses	(41,459,159)	(8,682,365)	(12,234,106)	(3,329,524)	(38,841,455)	(4,028,044)	(6,372,468)	(3,120,707)	(16,533,371)	(10,239,653)	(11,002,123)	(22,786,372)	(178,629,347)

Operating income/(loss)	76,641,988	18,045,669	62,246,810	14,397,419	(45,987,328)	127,289	23,607,411	7,815,031	542,596	25,094,828	12,201,715	(15,374,462)	179,358,966
Interest income	18,611,346	974,322	262,675	71,673	246,892	18,809	91,757	83,756	123,642	92,040	-	339,655	20,916,567
Interest expense	(6,312,134)	-	-	-	-	-	-	-	-	-	(3,444,399)	(20,100,299)	(29,856,832)
Net realized gain on short-term investments	1,316,577	-	-	-	(1,742)	-	-	-	-	-	-	1,190,861	2,505,696
Share of (loss)/gain in an equity investee	(688,363)	-	-	-	-	-	-	-	-	-	-	363,751	(324,612)
Loss on extinguishment of debt	-	-	-	-	-	-	-	-	-	-	-	(12,123,750)	(12,123,750)
Exchange gains	461,627	-	-	-	(130,591)	-	-	-	-	-	-	127,923	458,959
Unrealized income on short-term investments	7,862	-	-	-		-	-	-	-	-	-	227,472	235,334
Other income	4,534,357	-	-	-		-	-	-	-	-	2,487	3,383	4,540,227

Income/(loss) before income taxes	94,573,260	19,019,991	62,509,485	14,469,092	(45,872,769)	146,098	23,699,168	7,898,787	666,238	25,186,868	8,759,803	(45,345,466)	165,710,555
Income tax expense	(13,089,933)	(11,666,859)	(28,647,951)	(5,223,645)	15,322,784	(556,388)	(13,925,672)	(3,089,750)	(3,217,994)	(12,955,165)	(8,388,686)	(808,616)	(86,247,875)

Net income/(loss)	81,483,327	7,353,132	33,861,534	9,245,447	(30,549,985)	(410,290)	9,773,496	4,809,037	(2,551,756)	12,231,703	371,117	(46,154,082)	79,462,680

Depreciation and amortization	5,477,178	411,694	1,442,768	61,572	454,728	208,161	82,330	77,851	8,278	106,653	106,407	250,764	8,688,384
Capital expenditure	5,257,710	57,511	19,302	11,035	744,844	28,005	13,599		1,029	8,593	25,770	294,134	6,461,532
Real estate properties development completed	39,369,770	2,309,387	94,008,195	-	52,671,437	-	-	91,307,299	-	-	197,513,164	-	477,179,252
Real estate properties under development	376,001,881	236,984,737	104,989,367	202,565,917	149,726,569	137,338,481	188,578,773	-	13,222,946	166,266,501	133,498,536	9,961,456	1,719,135,164
Real estate properties held for lease	38,584,030	5,604,196	20,648,238	-	-	-	-	-	-	94,413,043	-	624,427	159,873,934

Total long-lived assets	98,501,017	9,339,448	22,056,718	354,311	2,037,512	408,197	241,841	127,856	2,189,185	125,018,000	6,004,446	21,835,309	288,113,840
Total assets	1,371,127,748	370,315,900	354,089,481	222,100,489	283,695,245	207,361,083	276,147,610	109,047,209	97,995,395	356,256,758	409,269,847	162,152,194	4,219,558,959

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

December 31, 2017	Henan	Shandong	Jiangsu	Sichuan	Beijing	Hainan	Hunan	Shanghai	Tianjin	Shaanxi	United States	Guangdong	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	886,207,602	252,186,589	284,388,321	79,054,170	540,766	87,304,257	133,499,073	973,450	38,646,991	63,283,292	98,476,295	-	-	1,924,560,806
Real estate lease income	3,567,372	183,530	-	-	-	-	6,071	209,186	-	3,832,764	-	19,659	914,217	8,732,799
Real estate management services income	1,505,932	-	-	-	-	-	-	-	-	356,429	-	-	39,875,958	41,738,319
Other revenue	508,891	52,893	21,184	87,307	-	11,396	118,391	5,046	74	-	307,793	-	762,332	1,875,307

Total revenue	891,789,797	252,423,012	284,409,505	79,141,477	540,766	87,315,653	133,623,535	1,187,682	38,647,065	67,472,485	98,784,088	19,659	41,552,507	1,976,907,231
Cost of real estate sales	(607,656,121)	(204,691,234)	(247,765,242)	(71,332,282)	(363,305)	(55,291,475)	(107,834,718)	(664,093)	(23,602,129)	(46,516,108)	(108,350,506)	-	-	(1,474,067,213)
Cost of real estate lease income	(2,170,672)	(348,420)	(3,353,579)	(158,879)	-	-	(174,601)	(332,094)	-	(4,420,100)	-	-	(47,777)	(11,006,122)
Cost of real estate management services	(935,942)	-	-	-	-	-	-	-	-	-	-	-	(30,710,506)	(31,646,448)
Other costs	(227,081)	(10,706)	(127,375)	-	(51,424)	(3,846)	(95,235)	-	-	-	-	(10,342)	(33,226)	(559,235)

Total cost of revenue	(610,989,816)	(205,050,360)	(251,246,196)	(71,491,161)	(414,729)	(55,295,321)	(108,104,554)	(996,187)	(23,602,129)	(50,936,208)	(108,350,506)	(10,342)	(30,791,509)	(1,517,279,018)
Gross profit	280,799,981	47,372,652	33,163,309	7,650,316	126,037	32,020,332	25,518,981	191,495	15,044,936	16,536,277	(9,566,418)	9,317	10,760,998	459,628,213
Operating expenses	(64,061,347)	(10,497,498)	(16,659,076)	(3,772,416)	(44,507,378)	(7,726,269)	(10,099,854)	(747,409)	(6,001,987)	(9,123,653)	(10,597,926)	(680,754)	(28,092,891)	(212,568,458)

Operating income/(loss)	216,738,634	36,875,154	16,504,233	3,877,900	(44,381,341)	24,294,063	15,419,127	(555,914)	9,042,949	7,412,624	(20,164,344)	(671,437)	(17,331,893)	247,059,755
Interest income	11,355,876	338,069	218,937	100,988	516,950	26,443	320,666	268,325	271,527	69,336	-	264	3,371,705	16,859,086
Interest expense	(18,393,523)	(362,759)	(1,829,665)	-	(5,056,962)	-	-	(2,100,301)	(1,214,368)	-	(3,570,310)	-	(33,625,552)	(66,153,440)
Net realized gain on short-term investments	3,110,564	-	7,395	-	9,077	-	-	-	-	-	-	-	4,746,951	7,873,987
Share of (loss)/gain in an equity investee	(1,062,499)	(974,405)	(2,818)	-	-	-	-	-	-	-	-	-	329,652	(1,710,070)
Loss on extinguishment of debt	-	-	-	-	-	-	-	-	-	-	-	-	(15,879,702)	(15,879,702)
Exchange gains	(362,736)	-	-	-	-	-	-	-	-	-	-	-	1,119,662	756,926
Unrealized income on short-term investments	151,003	-	-	-	-	-	-	-	-	-	-	-	1,944,976	2,095,979
Other income	2,326,004	-	-	-		-	-	-	-	-	6	-	-	2,326,010
					-
Income/(loss) before income taxes	213,863,323	35,876,059	14,898,082	3,978,888	(48,912,276)	24,320,506	15,739,793	(2,387,890)	8,100,108	7,481,960	(23,734,648)	(671,173)	(55,324,201)	193,228,531
Income tax benefit/(expense)	(77,985,230)	(11,359,619)	(6,913,466)	(812,628)	4,065,308	(10,189,683)	(2,560,610)	686,619	(1,713,343)	(840,827)	8,694,642	145,513	(14,333,802)	(113,117,126)

Net income/(loss)	135,878,093	24,516,440	7,984,616	3,166,260	(44,846,968)	14,130,823	13,179,183	(1,701,271)	6,386,765	6,641,133	(15,040,006)	(525,660)	(69,658,003)	80,111,405

Depreciation and amortization	5,597,930	416,607	3,445,463	218,043	767,841	148,453	185,123	68,648	9,836	1,766,074	232,618	38	870,852	13,727,526
Capital expenditure	5,756,237	11,636	13,725	22,550	2,960,195	1,361	21,262	-	20,322	9,571	257,643	392,779	294,575	9,761,856
Real estate properties development completed	49,708,034	82,128,992	13,625,012	146,791,480	52,675,024	97,350,745	49,346,740	90,003,702	-	127,107,105	131,656,359	-	-	840,393,193
Real estate properties under development	937,340,899	78,988,478	217,051,399	-	200,296,958	-	109,107,637	-	40,379,791	140,257,927	168,236,598	93,205,573	11,135,393	1,996,000,653
Real estate properties held for lease	53,783,548	5,633,936	38,824,172	23,503,438	-	-	50,422,065	4,578,302	-	100,574,370	-	-	613,482	277,933,313

Total long-lived assets	207,599,517	420,656,893	50,598,511	391,437,638	16,714,738	609,466	51,791,292	4,639,263	1,706,170	125,298,084	19,666,135	125,896	23,378,186	1,314,221,789
Total assets	2,715,305,431	693,368,606	459,080,321	584,350,518	296,118,475	108,984,575	266,196,168	103,055,884	98,249,020	440,219,180	354,473,170	93,723,704	171,309,218	6,384,434,270

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

December 31, 2018	Henan	Shandong	Jiangsu	Sichuan	Beijing	Hainan	Hunan	Shanghai	Tianjin	Shaanxi	United States	Guangdong	Hubei	Liaoning	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$

Net real estate sales	1,002,960,937	291,763,807	330,352,688	80,701,160	12,314,328	169,606,837	97,162,300	-	86,165,279	58,795,214	8,815,926	-	-	427,072	305,244	2,139,370,792
Real estate lease income	4,463,583	497,354	917,227	86,593	-	-	111,408	641,119	-	2,064,129	-	-	-	-	803,559	9,584,972
Real estate management services income	3,061,093	-	-	-	-	-	-	-	-	2,464,039	-	-	-	-	57,922,288	63,447,420
Other revenue	297,202	4,506	473,667	318,863	2,176,071	476,184	482,597	-	30	-	570,646	-	-	-	348,335	5,148,101

Total revenue	1,010,782,815	292,265,667	331,743,582	81,106,616	14,490,399	170,083,021	97,756,305	641,119	86,165,309	63,323,382	9,386,572	-	-	427,072	59,379,426	2,217,551,285
Cost of real estate sales	(701,238,639)	(228,347,098)	(214,621,791)	(75,842,475)	(9,355,460)	(87,710,266)	(100,986,641)	(57,369)	(56,487,052)	(59,670,857)	(9,357,970)	-	-	(298,443)	-	(1,543,974,061)
Cost of real estate lease income	(2,245,710)	(470,614)	(2,336,287)	(554,861)	-	-	(1,475,782)	(238,406)	-	(1,978,147)	-	-	-	-	(48,809)	(9,348,616)
Real estate management services cost	(2,733,062)	-	-	-	-	-	-	-	-	(2,870,604)	-	-	-	-	(39,016,117)	(44,619,783)
Other costs	(388,790)	(1,224,399)	(94,807)	(435,324)	-	(4,551)	(517,028)	-	-	-	-	-	-	-	(1,465,624)	(4,130,523)

Total cost of revenue	(706,606,201)	(230,042,111)	(217,052,885)	(76,832,660)	(9,355,460)	(87,714,817)	(102,979,451)	(295,775)	(56,487,052)	(64,519,608)	(9,357,970)	-	-	(298,443)	(40,530,550)	(1,602,072,983)
Gross profit	304,176,614	62,223,556	114,690,697	4,273,956	5,134,939	82,368,204	(5,223,146)	345,344	29,678,257	(1,196,226)	28,602	-	-	128,629	18,848,876	615,478,302
Operating expenses	(62,812,091)	(12,610,671)	(15,284,915)	(4,275,577)	(64,432,460)	(12,088,762)	(11,008,482)	(163,680)	(5,904,656)	(5,834,584)	(4,654,552)	(1,185,184)	(1,949,565)	(1,485,827)	(36,356,815)	(240,047,821)

Operating income/(loss)	241,364,523	49,612,885	99,405,782	(1,621)	(59,297,521)	70,279,442	(16,231,628)	181,664	23,773,601	(7,030,810)	(4,625,950)	(1,185,184)	(1,949,565)	(1,357,198)	(17,507,939)	375,430,481
Interest income	23,934,452	478,524	568,283	104,895	1,388,846	22,667	194,297	62,536	230,432	78,014	3,311	5,506	-	5,966	4,147,965	31,225,694
Interest expense	(15,091,954)	-	(1,009,438)	(2,259,789)	(2,137,378)	-	-	(1,689,514)	-	(915,585)	(3,501,863)	-	-	-	(72,640,175)	(99,245,696)
Net realized loss on short-term investments	183,450	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,590,540)	(3,407,090)
Share of loss in an equity investee	(1,342,875)	(1,067,320)	(949,748)	(3,719,920)	-	-	-	-	-	-	-	(1,295,899)	-	-	(998,689)	(9,374,451)
(Loss)/gain on extinguishment of debt	(24,665,987)	-	-	-	-	-	-	-	-	-	-	-	-	-	3,222,038	(21,443,949)
Exchange (loss)/gain	(13,029,174)	-	-	-	(1,544)	-	-	-	-	-	-	-	-	335,310	(12,982,246)	(25,677,654)
Unrealized income on short-term investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,150,200	1,150,200
Other income	(3,773,556)	(162,149)	391,338	4,585,338	(521,424)	32,867	27,078	(1,822)	(948,161)	(120,442)	2,093,750	-	1,180	-	137,735	1,741,732

Income/(loss) before income taxes	207,578,879	48,861,940	98,406,217	(1,291,097)	(60,569,021)	70,334,976	(16,010,253)	(1,447,136)	23,055,872	(7,988,823)	(6,030,752)	(2,475,577)	(1,948,385)	(1,015,922)	(99,061,651)	250,399,267
Income tax benefit/(expense)	(66,585,136)	(24,338,485)	(33,672,476)	(1,312,549)	5,810,925	(33,888,754)	14,764,618	1,503,472	(8,088,479)	1,735,041	3,037,875	(392,906)	(152,722)	689,435	(3,557,106)	(144,447,247)
	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	140,993,743	24,523,455	64,733,741	(2,603,646)	(54,758,096)	36,446,222	(1,245,635)	56,336	14,967,393	(6,253,782)	(2,992,877)	(2,868,483)	(2,101,107)	(326,487)	(102,618,757)	105,952,020
																-
Depreciation and amortization	5,881,359	664,325	2,398,697	553,823	1,506,886	44,773	1,395,291	277,113	150,980	1,888,104	(95,404)	137,262	15,028	8,235	306,403	15,132,875
Capital expenditure	8,700,583	4,689,576	6,226	10,229	2,279,441	-	278	-	290,791	13,183	89,510	-	197,756	58,259	318,555	16,654,387
Real estate property development completed	119,978,648	46,110,853	38,293,044	88,492,260	42,003,855	31,716,745	7,340,408	82,320,988	-	48,352,943	127,749,947	-	-	-	-	632,359,691
Real estate property under development	1,630,532,021	520,017,386	240,985,540	620,344,540	214,011,166	-	113,205,249	-	106,218,839	150,381,455	199,665,838	102,997,747	124,701,587	30,590,778	15,064,162	4,068,716,308
Real estate properties held for lease, net	72,389,385	7,929,336	39,824,983	36,086,237	-	-	47,347,197	4,037,272	-	94,612,752	-	-	-	-	537,055	302,764,217

Total long-lived assets	370,303,455	500,658,792	95,890,366	37,986,138	42,680,909	5,953,273	48,805,523	4,056,266	6,535,427	125,890,353	25,781,516	23,600,985	176,034	337,113	53,834,857	1,342,491,007
Total assets	3,326,001,406	902,384,756	740,208,056	839,829,759	340,188,589	39,269,241	274,708,013	95,034,595	185,400,019	330,029,859	384,883,423	134,196,645	127,532,829	34,993,328	279,052,154	8,033,712,672

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

21.	Commitments and contingencies

Operating lease commitments

The Group leases certain of its office properties under non-cancellable operating lease arrangements. The terms of the leases do not contain rent escalation, or contingent rent, renewal, or purchase options. There are no restrictions placed upon the Group by entering into these leases.

As of December 31, 2018, the Group had the following operating lease obligations falling due in:

Amount
US$
2019	7,630,760
2020	6,140,923
2021	4,469,563
2022	992,012
2023 and thereafter	117,525

Total	19,350,783

Capital lease commitments

The Group leases corporate aircraft and equipment under non-cancellable capital lease arrangements. The terms of the lease do not contain contingent rent clauses.

As of December 31, 2018, the Group had the following minimum lease payments (excluding the portion of the payments representing executory costs, including any profit thereon) falling due in:

Amount
US$
2019	7,743,401
2020	7,555,151
2021	4,082,778
2022	-
2023 and thereafter	-
Total minimum lease payments	19,381,330
Less interest	(2,804,114)

Capital lease obligations	16,577,216
Less current maturities of capital lease obligations	(6,562,425)

Long-term capital lease obligations	10,014,791

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Other commitments

As of December 31, 2018, the Group had outstanding commitments with respect to non-cancellable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
2019	653,276,378
2020	425,248,166
2021	204,844,862
2022	42,390,351
2023 and thereafter	-

Total	1,325,759,757

Contingencies

As of December 31, 2018, the Group provided guarantees of US$1,988,632,540 (2017: US$1,569,802,754), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the bank and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the date of grant of the relevant mortgage loan and ends upon issuance of real estate ownership certificate which will generally be available within six to twelve months after the purchaser takes possession of the relevant property. The Group paid US$1,820,324, US$788,644, and US$1,659,652 to satisfy guarantee obligations related to customer defaults for the years ended December 2016, 2017 and 2018, respectively.

The fair value of the guarantees is not significantly different than the net realizable value of the properties and management considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore no provision has been made for the guarantees.

In May 2015, XIN Development Management East, LLC (“XDME”) filed an arbitration claim for not less than US$10 million which was subsequently reduced for the purpose of a prior mediation to US$8 million against Wanks Adams Slavin Associates LLP (“WASA”), the design company for the Group’s Oosten project. WASA has asserted a total of approximately US$2 million in counterclaims. XDME believes WASA’s counterclaims are without merit and intends to contest vigorously such claims. On November 26, 2018, XDME reconciled with the design company WASA and settled the claim.

In December 2016, 421 Kent Development LLC (“421 Kent”), the property company for the Group’s Oosten project, terminated its contract with its general contractor. The general contractor and various subcontractors have filed lawsuits against 421 Kent and the Company for approximately US$26.1 million, in aggregate, plus punitive damages. In addition, the general contractor filed mechanic’s liens against 421 Kent and the Company for approximately US$7.5 million. 421 Kent has answered the claims and believes the contractors’ claims and liens are without merit and intends to contest vigorously such claims. At this stage of the proceedings, 421 Kent cannot predict the outcome of this lawsuit or a judgment against 421 Kent, whether in whole or in part, may result in a loss, if any. An estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made at this time.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

At December 31, 2018, the Group provided financial guarantees for bank loans of two of its equity method investees. The Group could incur losses in the event of defaults under or foreclosure of these loans and its maximum exposure to credit losses is US$280,189,999. The fair value of the guarantees is not significant and the Group considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding bank loans together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in the consolidated financial statements.

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

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a 17.1% appreciation of the RMB against the US$ from July 21, 2005 to December 31, 2018.

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

The Group offers certain homebuyers seller-financing arrangements. All the homebuyers that entered into such arrangements were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via the Group’s management reporting procedures. The Group provides longer payment terms to particular home buyers after applying strict credit requirements based on the Group’s credit policy. As of December 31, 2017 and 2018, there is no concentration of credit risk with respect to receivables and the Group does not have a significant exposure to any individual debtor.

In 2013, PRC banks tightened the conditions on which mortgage loans are extended to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. The Group monitors its homebuyers’ outstanding mortgage loans on an ongoing basis via the Group’s management reporting procedures and took the position that contracts with underlying mortgage loans with processing periods exceeding one year cannot be recognized as revenue on an over time basis (Note 2(h) for further detail). There were no reversal of any contracted sales amounts during the year ended December 31, 2018.

In addition, no single customer or supplier accounted for more than 10% of revenue or project expenditures for the years ended December 31, 2016, 2017 and 2018.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

23.	Accumulated other comprehensive (loss)/income

During the years ended December 31, 2016, 2017 and 2018, the other comprehensive income/(loss) attributable to non-controlling interest was related to foreign currency translation adjustments amounting to US$638,863 (loss), US$2,153,979 (income) and US$ 411,701 (loss), respectively.

The movement of accumulated other comprehensive income attributable to Xinyuan Real Estate Co., Ltd. is as follows:

Foreign currency translation adjustments
US$

Balance as of December 31, 2015	30,951,837
Other comprehensive loss	(65,634,725)
Balance as of December 31, 2016	(34,682,888)
Other comprehensive income	63,908,624
Balance as of December 31, 2017	29,225,736
Other comprehensive loss	(59,347,915)
Balance as of December 31, 2018	(30,122,179)

There have been no reclassifications out of accumulated other comprehensive income/loss to net loss for the periods presented.

24.	Non-controlling interests

As of December 31, 2017, the non-controlling interests consisted of the following:

	Ownership	December 31, 2017
		US$
Beijing Economy Cooperation Ruifeng Investment Co., Ltd.	10.00%	21,941
Shaanxi Zhongmao Economy Development Co., Ltd.	34.02%	(15,065,986)
Zhengzhou Xinnan Real Estate Co., Ltd.	49.00%	(22,806,392)
Xinyuan Technology Service Co., Ltd.	6.00%	(1,132,730)
Xinyan Investment Management Co., Limited.	30.00%	251,835
Shanghai Hexinli Property Management Center. (Limited partnership)	21.05%	(342,579)
Zhengzhou Hangmei Technology Development Co., Ltd.	49.00%	(3,127,176)
Taicang Pengchi Real Estate Co., Limited. (Note 17(b))	83.00%	91,281
Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd. (Note 17(b))	80.00%	(23,932,541)
Beijing Xinju Technology Co., Ltd.	49.00%	1,601,070
Henan Renxin Real Estate Co., Ltd.	49.00%	-

Total		(64,441,277)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

As of December 31, 2018, the non-controlling interests consisted of the following:

	Ownership	December 31, 2018
		US$
Beijing Economy Cooperation Ruifeng Investment Co., Ltd.	10.00%	20,987
Shaanxi Zhongmao Economy Development Co., Ltd.	34.02%	3,264,319
Xinyuan Technology Service Co., Ltd.	6.00%	(2,116,804)
Xinyan Investment Management Co., Limited.	30.00%	436,593
Shanghai Hexinli Property Management Center. (Limited partnership)	21.05%	(326,117)
Zhengzhou Hangmei Technology Development Co., Ltd.	49.00%	(2,510,161)
Taicang Pengchi Real Estate Co., Limited. (Note 17(b))	83.00%	(25,096,542)
Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd. (Note 17(b))	80.00%	(27,912,339)
Henan Renxin Real Estate Co., Ltd.	49.00%	-
Suzhou Yefang Real Estate Co., Limited.	79.99%	(11,652,185)
Suzhou Yuxi Real Estate Co., Limited.	79.99%	703,618
Qingdao Xinyuan Jinguang Property Management Development Co., Ltd.	40.00%	(229,525)
Hunan Huaiwei Business Management Co., Ltd.	49.00%	(4,113)
Zhongyuan Real Estate Co., Ltd.	49.00%	156,859
Xi’an Jinbian Shunsheng Real Estate Co., Ltd.	30.00%	1,961
Xi’an Yinghe Huihuang Commercial Management Operation Co., Ltd.	49.00%	(11,219)

Total		(65,274,668)

On December 31, 2018, the Company acquired the remaining 49% equity interest of Zhengzhou Xinnan from the non-controlling interest shareholder for US$7,500,918. The difference between the consideration transferred and the carrying amount of the deficit non-controlling interest balance was recognized as an adjustment to additional paid-in capital.

25.	Subsequent events

On January 4, 2019, Xinyuan (China) Real Estate, Ltd. issued a new tranche of the onshore corporate bonds with an aggregate principal amount of RMB 600 million due on January 4, 2022 (the “2019 Tranche”) at a coupon rate of 8.5% per annum payable annually. Interest is payable on January 4 of each year, commencing January 4, 2020.

On February 22, 2019, Guangdong Xinchuang Kechuang Zhigu development Co., Ltd acquired a parcel of land in Foshan, Guangdong Province for a purchase price of RMB 1,185.4 million, equivalent to US$176.5million.

On April 1, 2019, Xinyuan (China) Real Estate, Ltd. completed the issuance of a new tranche of the onshore corporate bonds with an aggregate principal amount of RMB 980 million due on April 1, 2022 (the “2019 First Tranche Bonds”) at a coupon rate of 8.4% per annum payable annually. Interest is payable on April 1 of each year, commencing April 1, 2020.

On April 15, 2019 and April 26, 2019, the Company issued senior notes with an aggregate principal amount of US$300,000,000 due October 15, 2021 (the “October 2021 Senior Secured Notes”). The October 2021 Senior Secured Notes bear interest at 14.2% per annum payable semi-annually. Interest will be payable on April 15 and October 15 of each year, commencing October 15, 2019. The October 2021 Senior Secured Notes have a two and a half year (thirty month) term maturing on October 15, 2021.

On April 15, 2019, the Company completed the repurchase of US$119,989,000 in principal amount of the August 2019 Senior Secured Notes pursuant to an Offer to Purchase for an aggregate purchase price of US$121,861,755 including accrued interest.

On April 15, 2019, the Company completed the repurchase of US$75,700,000 in principal amount of the March 2020 Senior Secured Notes pursuant to a privately negotiated transaction for an aggregate purchase price of US$76,239,888 including accrued interest.

26.	Condensed financial information of the Company

The condensed financial statements of Xinyuan Real Estate Co., Ltd. have been prepared in accordance with U.S. GAAP. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$777,376,696 as of December 31, 2018 (2017: US$592,660,269).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Condensed Balance Sheets

	Year ended December 31
	2017	2018
	US$	US$

ASSETS

Current assets
Cash and cash equivalents	15,726,978	93,606,791
Other receivables	-	665,428
Other current assets	46,780	250,569
Due from subsidiaries	720,955,318	667,811,964
Due from related parities	561,872	348,076

Total current assets	737,290,948	762,682,828

Investments in subsidiaries	1,287,013,327	1,142,335,163

TOTAL ASSETS	2,024,304,275	1,905,017,991

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank loan	58,716,253	-
PRC income tax payable	13,388	13,388
PRC other tax payable	902,190	902,190
Other payable and accrued liabilities	16,747,632	24,090,605
Current portion of long-term bank loan	64,845,655	397,039,358
Payroll and welfare payables	7,238,573	2,817,136

Total current liabilities	148,463,691	424,862,677

Long term bank loan	-	3,178,000
Other long-term debt	883,268,735	796,606,833

Total liabilities	1,031,732,426	1,224,647,510

Shareholders’ equity
Common shares, $0.0001 par value:
Authorized-500,000,000 shares, issued and outstanding- 119,805,636 shares for 2018 (2017: 129,578,676 shares)	16,314	16,399
Treasury shares	(67,792,368)	(87,639,088)
Additional paid-in capital	543,338,206	532,117,479
Retained earnings	517,009,697	235,875,691

Total shareholders’ equity	992,571,849	680,370,481

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,024,304,275	1,905,017,991

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Condensed Statements of Comprehensive Income

	Year ended December 31
	2016	2017	2018
	US$	US$	US$
General and administrative expenses	(20,081,338)	(13,781,596)	(9,877,059)

Operating loss	(20,081,338)	(13,781,596)	(9,877,059)
Interest expense	(65,092,711)	(65,387,198)	(105,990,420)
Interest income	127,852	3,200,520	1,221,465
(Loss)/Gain on extinguishment of debt	(12,123,750)	(15,879,702)	3,267,457
Other expenses	40,922	1,114,517	(11,135,488)
Equity in profit of subsidiaries, net	170,106,573	154,361,010	195,548,594

Income from operations before income taxes	72,977,548	63,627,551	73,034,549
Income taxes	-	-	-

Net income attributable to common shareholders	72,977,548	63,627,551	73,034,549

Other comprehensive (loss)/income, net of tax of nil
Foreign currency translation adjustments	(65,634,725)	63,908,624	(59,347,915)

Comprehensive income attributable to shareholders	7,342,823	127,536,175	13,686,634

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-

(All amounts stated in US$, except for number of shares data)

Condensed Statements of Cash Flows

	Year ended December 31
	2016	2017	2018
	US$	US$	US$
Cash flows from operating activities:
Net income	72,977,548	63,627,551	73,034,549
Adjustment to reconcile net income to net cash provided by operating activities:
Equity in profit of subsidiaries, net	(170,106,573)	(154,361,010)	(195,548,594)
Stock based compensation expense	7,085,958	4,266,373	3,152,908
Amortization of deferred charges	7,067,935	4,036,412	7,415,821
Loss on extinguishment of debt	12,123,750	15,879,702	(3,267,457)
Other deposits and prepayments	2,389,045	-	-
Other receivables	-	-	(665,428)
Other current assets	2,320	(2,214)	(203,789)
Other payable and accrued liabilities	3,679,102	4,874,134	7,342,974
Payroll and welfare payables	119,168	2,893,230	(590,356)
Amount due from related parties	-	(561,872)	213,796
Net cash used in operating activities	(64,661,747)	(59,347,694)	(109,115,576)

Cash flows from financing activities:
Changes in due from a subsidiary	181,515,577	(326,904,897)	53,143,354
Proceeds from short-term bank loans	-	24,294,636	-
Repayments of short-term bank loans	(146,208,974)	-	(13,250,000)
Proceeds from long-term bank loans	23,250,000	-	3,178,000
Repayments from long-term bank loans	-	-	-
Proceeds from other long-term debts	300,000,000	603,179,617	200,000,000
Repayment of other long-term debts	(186,164,616)	(201,002,731)	-
Purchase of treasury shares	(29,688,648)	(14,058,280)	(19,846,720)
Dividends to shareholders	(20,545,257)	(26,090,734)	(25,739,147)
Deferred charges	(7,621,208)	(13,952,084)	(4,082,815)
Purchase of shares under RSU plan	(4,003,999)	-	(7,797,949)
Loss on extinguishment of debt	(12,123,750)	(13,000,000)	-
Proceeds from exercise of stock options	1,454,020	6,111,912	1,390,666

Net cash provided by financing activities	99,863,145	38,577,439	186,995,389

Net increase/(decrease) in cash and cash equivalents	35,201,398	(20,770,255)	77,879,813
Cash and cash equivalents, at the beginning of the year	1,295,835	36,497,233	15,726,978

Cash and cash equivalents, at end of the period	36,497,233	15,726,978	93,606,791

(a)	Basis of presentation

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

As of December 31,2017 and 2018, the Company had US$671,853,439 and US$618,710,085 due from its wholly-owned subsidiaries. These amounts mainly reflect intercompany loans from the Company to Xinyuan Real Estate, Ltd. While intercompany loans have no fixed payments terms, the Company has a legal enforceable right to demand payment at any time, and Xinyuan Real Estate, Ltd. has the ability to repay the outstanding balance on demand.

In 2013, the Company also entered into a separate loan facility agreement with XIN Development Group International Inc. Pursuant to the agreement, the Company will provide a loan facility to XIN Development for the period from July 1, 2013 to January 18, 2018 amounting to US$50,000,000 at 17.5% per annum. As of December 31, 2018, the Company has US$116,656,089 (2017: US$99,289,833) including accrued interest of US$67,554,210 (2017: US$50,187,954), due from XIN Development under this loan facility.

(c)	Commitments

The Company does not have significant commitments or long-term obligations as of the period end presented.

