Form 20-F
period 2019-12-31
Xinyuan Real Estate Co., Ltd.
filed 2020-04-29
CIK 1398453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2019.

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

Yu (Brian) Chen

Xinyuan Real Estate Co., Ltd.

27F, China Central Place, Tower II,

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

Tel: (86-10) 8588-9255

Fax: (86-10) 8588-9300

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American Depositary Shares, each representing two common shares, par value US$0.0001 per share	XIN	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of issued and outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 107,875,468 common shares, par value US$0.0001 per share, as of December 31, 2019.

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

☐ Yes  ☐ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our,” “the Group” or “Xinyuan” refers to Xinyuan Real Estate Co., Ltd., its predecessor entities and its subsidiaries;

•	“shares” or “common shares” refers to our common shares, par value US$0.0001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents two common shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this Form 20-F only, Taiwan, Hong Kong and Macau;

•	“U.S.” or “United States” refers to the United States of America;

•	“GFA” refers to gross floor area. The amounts for “total GFA” in this annual report are the amounts of total saleable residential and commercial GFA and are derived on the following basis:

•	for properties that are sold, the stated GFA is based on the sales contracts relating to such property; GFA may be adjusted based on final examination upon delivery of the property;

o	for unsold properties that are completed or under construction, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and

o	for properties that are under planning, the stated GFA is based on the land grant contract and our internal projection;

•	“RMB” or “Renminbi” refers to the legal currency of China and “US$” or “U.S. dollars” refers to the legal currency of the United States; and

•	“sq.m” refers to square meters used as unit of area.

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

This annual report includes our audited consolidated financial statements for the years ended December 31, 2017, 2018 and 2019 and as of December 31, 2018 and 2019. Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. The functional currency of our U.S. subsidiaries is the U.S. dollar. The financial statements of our PRC subsidiaries are translated into U.S. dollars, using published exchange rates in China, based on (i) year-end exchange rates for assets and liabilities and (ii) average yearly exchange rates for revenues and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all.

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

Our common shares are traded on the New York Stock Exchange (the “NYSE”), in the form of ADSs under the symbol “XIN.” Each ADS represents two common shares. The closing price of our ADSs on the NYSE as of April 24, 2020 was US$2.41 per ADS.

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

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. However, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements. Among the important factors to consider in evaluating our forward-looking statements are:

•	our ability to continue to implement our business model successfully;

•	our ability to secure adequate financing for our project developments;

•	our ability to successfully sell or complete our property projects under construction and planning;

•	our ability to enter into new geographic markets or new lines of business and expand our operations;

•	the marketing and sales ability of our third-party sales agents;

•	the performance of our third party contractors;

•	laws, regulations and policies relating to real estate developers and the real estate industry in the markets in which we operate;

•	our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations;

•	competition from other real estate developers;

•	the growth of the real estate industry in the markets in which we operate; and

•	fluctuations in general economic and business conditions in the markets in which we operate, including the impact of the COVID-19 pandemic.

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

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income and other financial data for the years ended December 31, 2017, 2018 and 2019, other than earnings per ADS data, and the consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements which are included elsewhere in this annual report. Our audited consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except for changes in operating subsidiaries, our consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

Our selected consolidated statements of comprehensive income data for the years ended December 31, 2015 and 2016 and our selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements included in prior years’ annual reports.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report

	Years ended December 31,
	2015	2016	2017	2018	2019
	US$	US$	US$	US$	US$
	(in thousands except share, per share and per ADS data
Consolidated Statements of Comprehensive Income
Total revenue	1,164,324	1,561,625	1,976,907	2,217,551	2,482,633
Total costs of revenue	(891,334)	(1,203,636)	(1,517,279)	(1,602,073)	(1,922,323)
Selling and distribution expenses	(52,126)	(58,214)	(75,724)	(83,592)	(86,761)
General and administrative expenses	(115,329)	(120,416)	(136,845)	(156,456)	(163,687)
Operating income	105,535	179,359	247,059	375,430	309,862
Net income	66,481	79,463	80,111	105,952	83,029
Net loss/(income) attributable to non-controlling interest	1	(6,485)	(16,483)	(32,917)	(14,684)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	66,482	72,978	63,628	73,035	68,345
Earnings per share
-Basic	0.47	0.55	0.49	0.57	0.60
-Diluted	0.45	0.53	0.48	0.57	0.60
Shares used in computation
-Basic	142,625,427	133,261,510	128,704,610	127,129,478	113,482,239
-Diluted	146,487,949	137,653,029	131,605,868	129,140,830	114,100,896
Earnings per ADS (1)
-Basic	0.93	1.10	0.99	1.14	1.20
-Diluted	0.91	1.06	0.97	1.14	1.20

(1)	Earnings per ADS are calculated based on each ADS representing two common shares.

	Years ended December 31,
	2015	2016	2017	2018	2019
	US$	US$	US$	US$	US$
Cash dividends declared per ADS	0.20	0.30	0.40	0.40	0.40

	Years ended December 31,
	2015	2016	2017	2018	2019
Other Operating Data
Number of projects launched	6	4	5	17	4
Aggregate GFA delivered (1) (m [2] )	560,232	1,278,492	1,200,222	861,323	744,040

(1)	Delivery occurs when we have obtained all the completion acceptance certificates required by the PRC government in respect of the apartment and deliver full access to the apartment, such as the keys, to the buyer.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2015, 2016, 2017, 2018 and 2019:

	As of December 31,
	2015	2016	2017	2018	2019
	US$	US$	US$	US$	US$
	(in thousands except share, per share and per ADS data)
Consolidated Balance Sheet Data (1)
Cash and cash equivalents	387,528	578,244	894,551	674,142	662,606
Restricted cash	363,137	328,499	566,676	511,875	326,980
Deposits for land use rights	46,199	153,252	103,716	42,254	26,375
Real estate property under development (2)	1,887,322	1,719,135	1,996,001	4,068,716	3,254,388
Total current assets	3,262,964	3,931,445	5,070,212	6,691,222	5,645,063
Total assets	3,561,387	4,236,445	6,384,434	8,033,713	7,421,664
Total current liabilities	1,650,883	2,060,609	3,674,819	5,069,869	4,484,572
Long-term bank loans	13,860	235,885	11,019	720,039	686,065
Other long-term debt	910,008	974,791	1,404,814	1,040,455	1,036,691
Common shares	15,835	16,051	16,314	16,399	16,410
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	935,970	900,260	992,572	680,370	690,302

(1)	Financial information for PRC subsidiaries is first prepared in RMB and then translated into U.S. dollars for assets and liabilities at the year-end exchange rate and, for revenues and expenses at the yearly average exchange rate. The rates used are set forth in the table below. Capital accounts are translated at their historical exchange rates when the transactions occurred.

	As of and for the Year Ended December 31,
	2015	2016	2017	2018	2019
Period-end US$: RMB exchange rate	6.4936	6.9370	6.5342	6.8632	6.9762
Period average US$: RMB exchange rate	6.2272	6.6401	6.7547	6.6118	6.8967

As of April 24, 2020, the US$: RMB exchange rate was 7.0813.

(2)	Includes real estate property under development recorded under current assets and non-current assets.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

We are a holding company that depends on dividend payments from our subsidiaries for funding.

We are a holding company established in the Cayman Islands and operate most of our business and operations through our subsidiaries in China. Our ability to pay dividends to our shareholders and to service our indebtedness outside of China depends significantly upon dividends that we receive from our subsidiaries in China. To the extent our U.S., Malaysia and UK operations continue to grow, we may in the future also depend on dividends from our U.S., Malaysia and UK subsidiaries. If our subsidiaries incur indebtedness or losses, such indebtedness or losses may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness will be restricted. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its statutory capital reserve fund until the cumulative amount of such reserves reaches 50.0% of its respective registered capital and, with the approval of a shareholder meeting or general shareholder meeting, a PRC subsidiary may set aside a certain amount of after-tax profit to its discretionary general reserves. As of December 31, 2019, our statutory reserves amounted to US$175.0 million. Our statutory reserves are not distributable as cash dividends. Dividends paid by the PRC subsidiaries may also be subject to PRC withholding tax. In addition, restrictive covenants in bank credit facilities, bonds, other long-term debt agreements, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to make contributions to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Our business and prospects are heavily dependent on and may be adversely affected by the performance of the PRC property markets, particularly in Zhengzhou.

Our business and prospects depend on the performance of the PRC property market. As of December 31, 2019, we had a total of 100 property projects covering 20 cities in China at various stages of development. We intend to continue to enhance our presence in targeted high growth cities in China. These property markets may be affected by local, regional, national and global factors, including economic and financial conditions, speculative activities in local markets, demand for and supply of properties, investor confidence, availability of alternative investment choices for property buyers, inflation, government policies, interest rates and availability of capital. Any market downturn in China generally or in cities in which we have or expect to have operations may materially and adversely affect our business, financial condition and results of operations. Moreover, any oversupply of properties or potential decline in demand for or prices of properties in these cities could also have a material adverse impact on us. In particular, the PRC property market is affected by the recent slowdown of China’s economic growth. There have been increasing concerns over the sustainability of the real estate market growth in China. Any slowdown in PRC’s economic development could lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of homes, and our homebuyers may also defer, reduce or cancel purchases of our units. We have experienced volatilities in demand from time to time in the recent years due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices. To the extent any fluctuations in the Chinese economy significantly affect homebuyers’ demand for our units or change their spending habits, our results of operations may be materially and adversely affected. The PRC economy also faces challenges in the short to medium term. Continued turbulence in the international markets and prolonged declines in consumer spending, including home purchases, as well as any slowdown of economic growth in China, may adversely affect our liquidity and financial condition.

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

As of December 31, 2019, our contractual obligations amounted to US$5,004.9 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. Of this amount, US$2,322.0 million was due within one year.

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

In 2014, we acquired 100% of the shares of a Malaysian company, which owns offshore landfill development rights for a total area of 170 acres (approximately 687,966 square meters). As of the end of 2019, around 90.9 acres of the land has been reclaimed. We anticipate that the entirety of the reclamation work will be completed in the first half of 2020. We have no development experience in Malaysia, nor have we ever engaged in landfill reclamation projects. All of our prior operations have involved real estate development undertaken on raw land, and we cannot assure you that we will be able to complete successfully the required landfill reclamation.

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

In addition, we may not be able to develop a successful property development business in any given market. Our ability to develop a successful property developments business in any given market will depend on a number of factors including many outside of our control, such as the status of the country’s/region’s economy in general and in our target markets, consumer confidence levels, unemployment levels, interest rates and the ability of potential purchasers to obtain mortgage financing.

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

Our revenue depends on the completion and sale of our projects, which in turn depends on our ability to acquire development sites. Our land costs are a major component of our cost of real estate sales and increases in such costs could diminish our gross margin. In China, the PRC government controls the supply of land and regulates land sales and transfers in the secondary market. As a result, the policies of the PRC government, including those related to land supply and urban planning, affect our ability to acquire, and our costs of acquiring, land use rights for our projects. In recent years, the PRC government has introduced various measures attempting to moderate investment in the property market in China. Although we believe that these measures are generally targeted at the luxury property market and speculative purchases of land and properties, we cannot assure you that the PRC government will not introduce other measures in the future that would adversely affect our ability to obtain land for development. We currently acquire our development sites primarily by bidding for government land, supplemented in some instances by direct negotiations with local governments prior to land auctions or by acquisition of local developers or by investment in an entity that holds land use rights or by cooperating with our business partners through joint ventures and associated companies. Under current regulations, land use rights acquired from government authorities for commercial and residential development purposes must be purchased through a public tender, auction or listing-for-sale. Competition in these bidding processes has resulted in higher land use rights costs for us over the past few years, and we may not successfully obtain desired development sites due to the increasingly intense competition in the bidding processes. Moreover, the supply of potential development sites in any given city will diminish overtime, and we may find it increasingly difficult to identify and acquire attractive development sites at commercially reasonable costs in the future.

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

We may be unable to complete our property developments on time or at all and any construction delays, or failure to complete a project according to our planned specifications or budget, may delay our property sales, which could adversely affect our revenues, cash flows and our reputation.

The progress and costs for a development project can be adversely affected by many factors, including, without limitation:

•	delays in obtaining necessary licenses, permits or approvals from government agencies or authorities;

•	changes in government policies, rules or regulations;

•	shortages of materials, equipment, contractors and skilled labor or increased labor or raw material costs;

•	disputes with our third-party contractors;

•	failure by our third-party contractors to comply with our designs, specifications or standards;

•	difficult geological situations or other geotechnical issues;

•	onsite labor disputes or work accidents; and

•	natural catastrophes or adverse weather conditions, including strong winds, storms, floods, and earthquakes.

Any construction delays, or failure to complete a project according to our planned specifications or budget, may delay our property sales, which could adversely affect our revenues, cash flows and our reputation.

Under PRC laws and regulations and our pre-sale contracts, we are required to compensate purchasers for late delivery of or failure to complete our pre-sold units. If the delay extends beyond the contractually specified period, the purchasers may become entitled to terminate the pre-sale contracts and claim damages. We are also unable to guarantee that any legal proceedings or renegotiations resulting from delays or failures to deliver will have a favorable outcome. For more information, see “—We may become involved in legal and other proceedings from time to time and may suffer significant liabilities or other losses as a result”.

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

Changes of laws and regulations with respect to pre - sales may adversely affect our cash flow position and performance.

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

We derive the majority of our revenue from the sale of properties that we have developed. Our results of operations tend to fluctuate from period to period due to a combination of factors, including the overall schedule of our property development projects, the timing of the sale of properties that we have developed, the size of our land bank, our revenue recognition policies and changes in costs and expenses, such as land acquisition and construction costs. The number of properties that we can develop or complete during any particular period is limited due to the size of our land bank, the substantial capital required for land acquisition and construction, as well as the development periods required before positive cash flows may be generated. For real estate sales contracts for which we have an enforceable right to payment for performance completed to date, revenue is recognized over time by measuring the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the asset. In addition, several properties that we have developed or that are under development are large scale and developed in multiple phases over the course of one to several years. The selling prices of the residential units in larger scale property developments tend to change over time, which may impact our sales proceeds and, accordingly, our revenues for any given period. Furthermore, our property development projects may be delayed or adversely affected by a combination of factors beyond our control, which may in turn adversely affect our revenue recognition and consequently our cash flows or results of operations. As a result of the fluctuations in our operating results, our period-to-period comparisons of results of operations and cash flow positions may not be indicative of our future results of operations and may nor be taken as meaningful measures of our financial performance for any specific period.

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

Our outstanding debt securities also contain certain covenants that restrict our ability to take other corporate actions. The indentures governing our Senior Secured Notes contain covenants that, among other things, restrict our ability and our restricted subsidiaries’ abilities (as defined in the relevant indenture) to incur additional debt or issue preferred stock, to make certain payments or investments, to pay dividends, to purchase or redeem capital stock, sell assets, or make certain other payments, subject to certain qualifications and exemptions and satisfaction of certain conditions.

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

We rely on our key management members and the loss of their services or investor confidence in such personnel could have a material adverse effect on our business, results of perations and financial condition.

We depend on the services provided by key management members. Competition for management talent is intense in the property development sector. In particular, we are highly dependent on Mr. Yong Zhang, our founder and Chairman. We do not maintain key employee insurance. In the event that we lose the services of any key management member, we may be unable to identify and recruit suitable successors in a timely manner or at all, which will adversely affect our business and operations. Moreover, we may need to employ and retain more management personnel to support an expansion into high growth cities on a much larger geographical scale as well as our expansion in the U.S., Malaysia, U.K. and other areas. If we cannot attract and retain suitable personnel, especially at the management level, our business and future growth will be adversely affected.

We provide guarantees for the mortgage loans of our customers in China which expose us to risks of default by our customers.

We pre-sell properties before actual completion and, in accordance with PRC industry practice, our customers’ mortgage banks require us to guarantee our customers’ mortgage loans. Typically, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total mortgage loan amount until the completion of the registration of the mortgage with the relevant mortgage registration authorities, which generally occurs within six to 12 months after the purchasers take possession of the relevant properties. In line with what we believe to be industry practice, we rely on the credit evaluation conducted by mortgagee banks and do not conduct our own independent credit checks on our customers. The mortgagee banks typically require us to maintain, as restricted cash, up to 10% of the mortgage proceeds paid to us as security for our obligations under such guarantees. If a purchaser defaults on its payment obligations during the term of our guarantee, the mortgagee bank may deduct the delinquent mortgage payment from the security deposit. If the delinquent mortgage payments exceed the security deposit, the banks may require us to pay the excess amount. If multiple purchasers’ default on their payment obligations, we will be required to make significant payments to the banks to satisfy our guarantee obligations. Factors such as a significant decrease in housing prices, increase in interest rates or the occurrence of natural catastrophes, among others, could result in a purchaser defaulting on its mortgage payment obligations. If we are unable to resell the properties underlying defaulted mortgages on a timely basis or at prices higher than the amounts of our guarantees and related expenses, we will suffer financial losses. We paid US$788,644, and US$1,659,652, and US$1,782,038 to satisfy guarantee obligations related to customer defaults for the years ended December 31, 2017, 2018 and 2019.

As of December 31, 2018 and 2019, our outstanding guarantees in respect of our customers’ mortgage loans amounted to US$1,988.6 million and US$2,617.2 milllion, respectively. If substantial defaults by our customers occur and we are called upon to honor our guarantees, our financial condition, cash flow and results of operations will be materially adversely affected.

Our level of indebtedness could have an adverse effect on our financial condition, diminish our ability to raise additional capital to fund our operations and limit our ability to explore business opportunities.

As of December 31, 2019, the outstanding balance of our total indebtedness amounted to US$3,215.1 million. Our level of indebtedness could have an adverse effect on us. For example, it could:

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

The rates of interest payable on our PRC long-term bank loans are adjustable based on the range of 160.42% to 315.79% of the PBOC benchmark rate, which fluctuates from time to time. As of December 31, 2019, the principal amount of our aggregate outstanding variable rate debt was US$1,006.1 miillion. A hypothetical 1% increase in annual interest rates would increase our interest expenses by US$10.1 million based on our debt level at December 31, 2019. In connection with our U.S. projects and UK projects, we entering into U.S. dollar and British pound denominated loans, which will subject us to additional interest rate fluctuation risks, including fluctuations of the London Interbank Offered Rate (“LIBOR”).

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

In recent years, we expanded our operations into the U.S., Malaysia and the UK while also expanding our operations in China. Such expansion, with more diversified business focuses in terms of market regions and types of business, demand proper allocation of our management resources. In addition, our Malaysia acquisition which involves land reclamation activities, our acquisitions of Beijing Ruizhuo Xitou Development Co., Ltd. ("Xitou"), Beijing Ruizhuo Xichuang Technology Development Co., Ltd.("Xichuang") and Beijing I-Journey Science and Technology Development Co.,Ltd.("I-Journey"), which extends the group’s business to provide real estate and property management related technology services, in which we have no prior experience and which presents risks we have not previously encountered or dealt with, may require additional skill sets on the part of our management. If our management fails to satisfy these increased demands, we may not be able to carry out our business expansion and project development successfully. In addition, if we are unable to recruit or retain a sufficient number of qualified employees for the continuation and expansion of our business, our business and prospects may be adversely affected.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. There may be license and compliance requirements regarding new lines of business, including special requirements for foreign-invested enterprises. The development and marketing of new lines of business or new products and services could distract our management from our core business. In addition, we may invest significant time and resources into these new lines of business or new products and services. Initial timetables for the introduction and development of new lines of business or new products and services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business or new product or service could have a significant impact on the effectiveness of our system of internal control. Particularly, we cannot assure that our investment in certain technology development activities, including our development smart home technology products, cloud-based enterprise resource planning software and online property sales platform will be successful or have positive impacts on our business. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.

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

The real estate industry in China is strictly regulated by the PRC government. Property developers in China must abide by various laws and regulations, including implementation rules implemented by local governments to enforce these laws and regulations. Before commencing, and during the course of, development of a property project, we need to apply for or renew various licenses, permits, certificates and approvals, including but not limited to, land use rights certificates, construction site planning permits, construction work planning permits, construction permits, pre-sale permits and completion acceptance certificates. We need to satisfy various requirements to obtain these approval certificates and permits, and to meet specific conditions in order for the government authorities to renew relevant approval certificates and permits. We cannot guarantee that we will not encounter serious delays or difficulties in the future. Some of our subsidiaries were not in compliance with certain construction or pre-sales related PRC laws and regulations, such as commencing construction works and pre-sales before obtaining the requisite approvals or permits. Although we have improved our internal control procedures, we cannot guarantee that we will be able to adapt to new rules and regulations that may come into effect from time to time with respect to the property industry or that we will not encounter material delays or difficulties in fulfilling the necessary conditions to obtain and/or renew all necessary certificates or permits for our operations in a timely manner, or at all, in the future. In the event that we fail to obtain the necessary governmental approvals for any of our major property projects, or a serious delay occurs in the government’s examination and approval process, we may not be able to maintain our development schedule and our business and cash flows may be adversely affected.

Moreover, as the real estate industry is closely monitored by the PRC government, we anticipate that new policies will be promulgated from time to time in relation to the conditions for issuance or renewal of such approvals, licenses or permits. We cannot guarantee that such new policies will not present unexpected obstacles toward our ability to obtain or renew the required permits, licenses and certificates or that we will be able to overcome these obstacles in a timely manner, or at all. Loss of or failure to renew our permits, licenses and certificates may stall the progress of our major property development projects.

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

As of December 31, 2019, we had approximately 86,951, 116,288, 12,187, 18,936 and 3,904 square meters of retail investment properties in Zhengzhou, Xi’an, Changsha Chengdu and Kunshan, in China, and approximately 28,090 square feet of retail investment properties in New York, respectively. As of December 31, 2019, we also have four projects under construction at which we plan to develop commercial property for lease with a planned GFA of approximately 203,270 square meters. We anticipate that we may prudently and gradually increase our retail and commercial investment properties as appropriate opportunities arise in the future. Any form of real estate investment is difficult to liquidate and, as a result, our ability to sell our properties in response to changing economic, financial and investment conditions is limited. In addition, we may also need to incur operating and capital expenditures to manage and maintain our properties, or to correct defects or make improvements to these properties before selling them. We cannot assure you that we can obtain financing at a reasonable cost for such expenditures, or at all.

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

We may be adversely affected by material issues that affect our relationships or business ventures with our joint venture and associated company partners.

We have partnered with a number of business partners and established joint ventures and associates with third parties and may continue to do so in the future. The performance of such business ventures has affected, and will continue to affect, our results of operations and financial position. We and our business venture partners provided capital to our jointly established project companies in proportion to our shareholding percentages in order to fund such project companies’ land acquisition efforts and working capital requirements. Once these project companies commence pre-sale and generate cash flow, they will repay such capital to us on demand. Therefore, the timing of such business ventures’ capital requirements, the financial performance of these business ventures and their ability to repay may materially and adversely affect our results of operations. With respect to our subsidiaries with minority interest holders, our consolidated financial results may be directly impacted and the profit attributable to our Group may be diluted. With respect to joint ventures and associates, we generally expect to incur share of loss in such joint ventures or associates until their respective development of property projects completes and starts to contribute revenue. As of December 31, 2017, 2018 and 2019, we had a total of 9, 13 and 13 joint ventures and associates, respectively.

We may engage in joint ventures, which could result in unforeseen expenses or disruptive effects on our business.

From time to time, we have engaged and may consider engaging in joint ventures with other businesses to develop a property. Any joint venture that we determine to pursue will be accompanied by a number of risks. We may not be in a position to exercise sole decision-making authority regarding the joint ventures. We may not be able to control the quality of products produced by the joint venture. Depending on the terms of the joint venture agreement, we may require the consent of our joint venture partners for the joint venture to take certain actions, such as making distributions to the partners. A joint venture partner may encounter financial difficulties and become unable to meet obligations with regard to funding of the joint venture. In addition, our joint venture partners and the joint ventures themselves may hold different views or have different interests from ours, and therefore may compete in the same market with us, in which case our interest and future development may be materially adversely affected. Further, since we may not have full control over the business and operations of our joint ventures and associated companies, we cannot assure that they will be in strict compliance with all applicable PRC laws and regulations. We cannot assure you that we will not encounter problems with respect to our joint ventures and associated companies or our joint ventures and associated companies will not violate PRC laws and regulations, which may have an adverse effect on our business, results of operation and financial condition.

Any future investments or acquisitions could expose us to unforeseen risks or place additional strain on the management and other resources.

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

According to the relevant PRC laws and regulations, if we fail to develop a property project according to the terms of the land use rights grant contract, including those relating to the payment of land premiums, specified use of the land and the time for commencement and completion of the property development, the PRC government may issue a warning, may impose a penalty or may order us to forfeit the land. Specifically, under current PRC laws and regulations, if we fail to pay land premiums in accordance with the payment schedule set forth in the relevant land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us, impose late payment penalties or even require us to forfeit the related land to the PRC government. The late payment penalties are usually calculated based on the overdue days for the land premium payments. Furthermore, if we fail to commence development within one year after the commencement date stipulated in the land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us and impose an idle land fee on the land of up to 20% of the land premium. If we fail to commence development within two years, the land will be subject to forfeiture to the PRC government without any compensation, unless the delay in development is caused by government actions or force majeure. Even if the commencement of the land development is compliant with the land use rights grant contract, if the developed GFA on the land is less than one-third of the total GFA of the project that should have been under construction and development or the total capital invested is less than one-fourth of the total investment of the project and the suspension of the development of the land continues for more than one year without government approval, the land will also be treated as idle land and be subject to penalty or forfeiture

We cannot assure you that circumstances leading to significant delays in our own land premium payments or development schedules or forfeiture of land will not arise in the future. If we pay a substantial penalty, we may not be able to meet pre-set investment targeted returns for a given project and our financial conditions could be adversely affected. If any of our land is forfeited , we will not only lose the opportunity to develop the property projects on such land, but may also lose a significant portion of the investment in such land, including land premium deposits and the development costs incurred.

Any non-compliant GFA of our uncompleted and future property developments will be subject to governmental approval and additional payments or even revocation of qualification certificate.

The local government authorities inspect property developments after their completion and issue the completion acceptance certificates if the developments are in compliance with the relevant laws and regulations. If the total constructed GFA of a property development exceeds the GFA originally authorized in the relevant land grant contracts or construction permit, or if the completed property contains built-up areas that do not conform with the plan authorized by the construction permit, the property developer may be required to pay additional amounts or take corrective actions with respect to such non-compliant GFA before a completion acceptance certificate can be issued to the property development. Furthermore, if the total constructed GFA of a property development exceeds the constructed GFA limitation specified in the real estate development qualification obtained by the property developer, the property developer may be fined up to RMB100,000, or even have its qualification certificate and business license revoked.

We have obtained completion acceptance certificates for all of our completed properties as of December 31, 2019. However, we cannot be certain that local government authorities will not determine that the total constructed GFA upon completion of our existing projects under development or any future property developments exceed the relevant authorized GFA. Any such non-compliance could lead to additional payments or penalty, which would adversely affect our financial condition. We have not incurred material amounts of any such payments or penalties since the founding of our company.

We may not be able to continue obtaining qualification certificates, which will adversely affect our business.

Real estate developers in the PRC must obtain a formal qualification certificate in order to carry on a property development business in the PRC. According to the PRC regulations issued on the qualifications of property developers, a newly established property developer must first apply for a temporary qualification certificate with a one-year validity, which can be renewed for not more than two years. If, however, the newly established property developer fails to commence a property development project within the one-year period during which the temporary qualification certificate is in effect, it will not be allowed to renew its temporary qualification certificate. All qualification certificates are subject to inspection on an annual basis and shall be renewed upon expiration. Under government regulations, developers must fulfill all statutory requirements before they may obtain or renew their qualification certificates. In accordance with the provisions of the rules on the administration of qualifications, the real estate developer qualifications are classified into four classes and the approval system for each class is tiered. A real estate developer may only engage in the development and sale of real estate within the scope of its qualification certificate. See “Item 4. Information on the Company — B. Business Overview — Regulation — China — Regulations on Qualifications of Developer.”

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

Our failure to assist our customers in applying for property ownership certificates in a timely manner may lead to compensatory liabilities to our customers and our reputation and results of operations may be thus adversely affected.

We are statutorily required to assist our customers in their application process for property ownership certificates within 90 days after delivery of property, or such other period contracted with our customers, including in the way of submitting required materials to the real estate administration of the place where the house is located within 60 days from the day of delivery, passing various governmental clearances, formalities and procedures. If we failed to submit required materials for property right registration within such period, we may be given a disciplinary warning and be ordered to take remedial measures within specified time limit, or be fined not less than RMB20,000 but not more than RMB30,000. Besides, under our typical sales contract, we are liable for any delay in the submission of the required documents as a result of our failure to meet such requirements, and are required to compensate our customers for delays. In the case of delays of submission of required documents, we are required under contracts with our customers to pay compensation to our customers and our reputation and results of operations may be adversely affected.

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

We have in the past, and may in future, become involved in disputes with various parties relating to the acquisition of land use rights, the development and sale of our properties or other aspects of our business and operations. These disputes may lead to legal or other proceedings and may result in substantial costs and diversion of resources and management’s attention. Disputes and legal and other proceedings may require substantial time and expense to resolve, which could divert valuable resources, such as management time and working capital, delay our planned projects and increase our costs. Third parties that are found liable to us may not have the resources to compensate us for our incurred costs and damages. We could also be required to pay significant costs and damages if we do not prevail in any such disputes or proceedings. In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings and unfavorable decrees that result in pecuniary liabilities and cause delays to our property developments. As of December 31, 2019, we were involved in disputes with our local government enterprises, joint venture partners, contractors and property sales agents. Any unfavorable judgment in our current legal proceedings or any involvement in further legal proceedings or disputes may materially and adversely affect our business, financial condition and results of operations. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

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

In October 1986, the Interim Regulations on Real Property Tax of the People's Republic of China was issued and provides that real property tax shall be paid by the property owners based on the residual value of real property following a subtraction of 10% to 30% from the original value of the property, and the specific range of subtraction, the tax payment period and the detailed implementing rules shall be decided or formulated by the local governments of provinces.Although the PRC government has been considering imposing real property tax on a nationwide scale, most of the provinces have not promulgated any detailed implementing rules about real property tax or levy the real property tax yet. In another attempt to cool the real estate market, the PRC government has designated Shanghai and Chongqing as trial regions to impose the real property tax, and in response, on January 27, 2011, both Shanghai and Chongqing implemented local rules regarding the imposition of real property tax, with these rules taking effect on January 28, 2011, with Chongqing amending its rules on January 13, 2017. On February 20, 2013, the PRC State Council, in an executive meeting, stated a new policy regarding the real property tax that the government would select more trial regions for the real property tax that year, however, most provinces still have not implemented any local rules regarding the imposition of real property tax yet. Real property tax regulations may eventually be officially implemented at the national level; any such regulation could significantly impact the real estate market. In light of these developments, we cannot guarantee that our operations will not be adversely affected.

Dividends we receive from our PRC subsidiaries located in the PRC may be subject to PRC withholding tax.

The Enterprise Income Tax Law of the PRC, or the EIT Law became effective as of January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, and the Implementation for the EIT Law issued by the PRC State Council became effective as of January 1, 2008 and amended on April 23, 2019. The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the Implementation for the EIT Law. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our PRC subsidiaries. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our PRC subsidiaries, it will materially and adversely affect the amount of dividends received by us from our PRC subsidiaries.

We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for theEIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Under the Notice on the Issues Regarding Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria, or Circular 82, which was retroactively effective as of January 1, 2008 and amended on November 8, 2013, January 29, 2014 and December 29, 2017, an overseas incorporated, domestically-controlled enterprise will be recognized as a PRC resident enterprise if it satisfies certain conditions. Further, the State Administration of Taxation (the “SAT”) issued the Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, and was amended on April 17, 2015, June 28, 2016 and June 15,2018, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarified certain issues relating to the determination of PRC tax resident enterprise status, post-determination administration and the authorities responsible for determining offshore-incorporated PRC tax resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the in-charge tax authorities from an offshore-incorporated PRC tax resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC tax resident enterprise. However, as Circular 82 and Bulletin 45 only apply to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents or non-PRC enterprises such as our company. It is still unclear whether PRC tax authorities would require us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient.

Dividends payable by us to our non-PRC investors and gain on the sale of our ADSs may become subject to taxes under PRC tax laws.

Under the Implementation for the EIT Law, a PRC income tax rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. For non-PRC individual investors, under the PRC Individual Income Law, there could be a PRC income tax at a rate of 20% for such dividends or gains. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ADSs, or the gain you may realize from the transfer of our ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the Implementation for the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or non-PRC individuals, or if you are required to pay PRC income tax on the transfer of our ADSs, the value of your investment in our ADSs may be materially and adversely affected.

Indirect Transfers of Equity Interests in PRC Tax Resident Enterprises by Non-resident Enterprises May Cause Uncertainty on Tax Liabilities.

In accordance with the Circular on issues of enterprise Income Tax on Indirect Transfer of Assets by Non-PRC Resident Enterprise, which is issued by the SAT on February 3, 2015 and amended on October 17, 2017 and December 29, 2017, or Circular 7, where a non-resident enterprise indirectly transfers equity interests or other properties of PRC tax resident enterprises, or PRC Taxable Property, to avoid its tax liabilities by implementing arrangements without reasonable commercial purpose, such indirect transfer shall be recharacterized and recognized as a direct transfer of PRC Taxable Property. As a result, gains derived from such indirect transfer and attributable to PRC Taxable Property may be subject to PRC withholding tax at a rate of up to 10%. In addition, as a general principle, the SAT also issued the Administration of General Anti-Tax Avoidance (Trial Implementation), or GATA, which became effective on February 1, 2015 and empowers the PRC tax authorities to apply special tax adjustments for “tax avoidance arrangements.”

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

We record our real estate properties projects completed and under development at the lower of carrying amounts or fair value less selling costs. In accordance with ASC 360, Property, Plant and Equipment, real estate property projects completed and under development are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets. We have not recognized any fair value losses from our real estate properties projects completed and under development. If the projected profitability of a given project deteriorates due to a decline in the pace of unit sales, a decline in selling prices, or some other factor, such project is reviewed for possible impairment by comparing the estimated future undiscounted cash flows for the project to its carrying value. If the estimated future undiscounted cash flows are less than the project’s carrying value, the project is written down to its estimated fair value. If business conditions deteriorate, there is a potential risk that impairment charges will be recorded, which may have a material adverse effect on our results of operation.

Failure to protect our brand or trademark may adversely affect our business.

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

In the PRC, the registration and protection of a company’s corporate name is regional and limited to its related industry. Although we have registered our corporate name “Xinyuan” in certain provinces where we operate, we cannot prevent others from registering the same corporate name in other provinces or in other industries. If another company is the first to register “Xinyuan” as its corporate name in a province other than Beijing, Tianjin, Henan Province, Shandong Province, Jiangsu Province, Anhui Province, Sichuan Province, Hunan Province, and Shaanxi Province or in another industry, we will have to adopt another corporate name if we plan to enter that market or industry. Moreover, the use of "Xinyuan" by another company may lead to confusion in the market place and reduce the value of our brandname.

We may be subject to additional payments of statutory employee benefits.

According to PRC laws and local regulations, we are required to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agents for the benefit of all our employees. Since the Social Insurance Law of the PRC came into effect on July 1, 2011, which was amended on December 29, 2018, the legal framework regulating employee social insurance has been further strengthened. The requirement of employee benefits has not been implemented consistently by the local governments in China given the different levels of economic development in different locations.While we believe that our PRC subsidiaries have appropriately accrued for and paid statutory employee benefits, we cannot be certain the revelant PRC authorities may not interprete local requirements differentlyn and require payments of additional employee benefit amounts in the future.

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

Since 2016, the local governments of several cities in the PRC have implemented a series of measures designed to stabilize the growth of the property market on a more sustainable level. Such tightening measures have affected some of the cities where we operate, including Zhengzhou, Suzhou, Chengdu, Jinan, Tianjin, Beijing, Xi’an and Changsha. These measures regulate various aspects of the property market, including: (i) land acquisition financing, (ii) pre-sale management, (iii) sale price restriction (for example, Suzhou requires developers to file sale prices at the price filing systems of relevant authorities), (iv) purchaser qualification and (v) purchaser financing. These local measures may also cause adverse and material impacts on our business operations and financial results.

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

In July 2006, the Monitory of Construction, the National Development and Reform Commission (the “NDRC”), the PBOC, the State Administration for Industry and Commerce, or the SAIC, and the SAFE, issued the Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market, amended on August 19, 2015, which impose significant requirements on foreign investment in the PRC real estate sector. For instance, these opinions set forth requirements for the procedures to set up a foreign-invested real estate enterprise (the “FIREE”) and the thresholds for a FIREE to borrow domestic or overseas loans. In addition, since June 2007, a FIREE approved by local authorities is required to file such approvals with the MOFCOM or its provincial branches. We cannot assure that any FIREE that we establish, or whose registered capital we increase, will be able to complete the filing procedures with MOFCOM in time or otherwise fully comply with those specific requirements set for FIREEs.

The regulatory restrictions imposed on foreign investment in real estate projects has been and continues to be evolving. Currently, on March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, or the FIL, which became effective on January 1, 2020. The FIL grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in a “negative list”. On June 30, 2019, the MOFCOM and the NDRC promulgated the Special Administrative Measures on the Access of Foreign Investment (Negative List) (2019 Edition), or the 2019 Negative List, which took effect on July 30, 2019, which provide there are no specific restrictions for foreign investment in the real estate industry. However, as the FIL has not specified the 2019 Negative List is “negative list” under the FIL, it is still unclear as to whether the “negative list” under the FIL will differ from the 2019 Negative List and impose other restrictions or limitations on foreign investment in real estate projects.

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

On March 30, 2015, the PBOC, the Ministry of Housing and Urban-Rural Development (the “MOHURD”) and the CBRC jointly issued the Circular on Issues concerning Individual Residential Mortgage Policies in an effort to stimulate the market. The circular specifies the minimum down payment is 20% for purchasers of a first residential property for their households with their housing fund loans and 40% for the purchasers of a second residential household property with housing fund loans with outstanding mortgages who apply for another mortgage. On August 27, 2015, the MOHURD, the Ministry of Finance of the PRC (the “MOF”) and the PBOC jointly issued the Circular on Adjusting the Minimum Down Payment for the Purchase of Houses by Individuals with the Housing Fund Loans, which provides that the purchasers of a second residential household property with housing fund loans are only required to pay a minimum down payment of 20% if all loans are settled on their first residential property, in addition, Beijing, Shanghai, Guangzhou, and Shenzhen may, on the basis of the unified national policy and in accordance with local conditions, independently determine the minimum down payment ratio for applying for housing fund loans to purchase a second residential household property. On February 1, 2016, the PBOC issued the Circular on Issues concerning Adjusting the Individual Housing Loan Policies, which provides that, in the cities without restrictive measures for residential property purchase, the minimum down payment shall, in principle, be 25% of the house price with housing fund loans for a first residential property for purchasers’ households, while the minimum down payment shall be at least 30% of the corresponding house price for a second residential household property. And in the cities with restrictive measures for house purchase, the individual housing loan policies shall be subject to the previous provisions. Furthermore, on April 12, 2019, the Circular on Matters relating to Adjusting the Policy for Individual Housing Loans via the Housing Provident Fund to Further Upgrade Services was issued, which provides that the minimum down payment is 30% for purchasers of a first residential property other than economically affordable house for their households with their housing fund loans, and 60% for the purchasers of a second residential household property other than economically affordable house with housing fund loans.

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

On March 30, 2015, the SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, which became effective on June 1, 2015 and amended on December 30, 2019. Circular 19 provides that, the conversion of the Renminbi capital from foreign currency registered capital of foreign-invested enterprises may be at foreign-invested enterprises’ discretion, which means that the foreign currency registered capital of foreign-invested enterprises for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry of monetary contribution has been registered) can be settled at the banks based on the actual operational needs of the enterprises. In addition, foreign-invested enterprises with investment as their primary business (including foreign-invested investment companies, foreign-invested venture capital enterprises and foreign-invested equity investment enterprises) are permitted to directly settle their foreign exchange capital or transfer the capital into Renminbi and then transfer the capital to the account of invested enterprises, based on the actual investment scale and on the premise that the domestic investment project is authentic and compliant.

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

On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or Circular 28. Circular 28 provides that non-investment foreign-funded enterprises are also allowed to lawfully make domestic equity investments by using their capital on the premise of no violation of prevailing special administrative measures for access of foreign investments and the authenticity and compliance of domestic investment projects, and restrictions on foreign exchange settlement by using capital under domestic asset realization accounts is canceled. However, it is still prohibited to use the capital of foreign-invested enterprises and capital in Renminbi obtained by them from foreign exchange settlement for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by laws and regulations; (iii) directly or indirectly used for granting the entrust loans in Renminbi (unless permitted by the scope of business), repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party; (iv) used for paying the expenses related to the purchase of real estate not for self-use, except for the foreign-invested real estate enterprises.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise adversely affect us.

On July 4, 2014, the SAFE issued the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, which replaced the former circular commonly known as “Circular 75” implemented on October 21, 2005. The SAFE Circular 37 requires PRC residents to register with the competent local SAFE branch in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. The SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contribution by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Additionally, as a result of uncertainty concerning the reconciliation of these notices with other approval or registration requirements, it remains unclear how these notices, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We believe that all of our shareholders who were PRC citizens or residents at the time of our initial public offering completed their required registrations with the SAFE in accordance with Circular 75 before the promulgation of SAFE Circular 37 prior to, and immediately after, the completion of our initial public offering. As a publicly traded company in the United States, we may not at all times know of the identities of all of our beneficial owners who are PRC citizens or residents, and we may have little control over either our present or prospective direct or indirect PRC resident beneficial owners or the outcome of such registration procedures. We cannot assure that the SAFE registrations of our present beneficial owners or future beneficial owners who are PRC citizens or residents have been or will be amended to reflect, among others, the shareholding information or equity investments required by the SAFE Circular 37 and other SAFE requirements, at all times. The failure or inability of these PRC resident beneficial owners to comply with applicable SAFE registration requirements may subject us to the sanctions described above, including sanctions which may impede our ability to contribute the additional capital from our proceeds of any future offerings to our PRC subsidiaries, and our PRC subsidiaries’ ability to pay dividends or distribute profits to us.

We may be subject to fines or penalties if we fail to comply with any applicable laws, regulations or rules.

Historically, we experienced certain non-compliance incidents, some of our project companies commenced construction before obtaining construction work permits or construction work planning permits. We believe these non-compliances did not have a material operational and financial impact on us. There is no assurance that our internal control measures will be effective and there will not be any non-compliance incidents in the future.

In addition, PRC laws, regulations or rules governing our industry have been evolving rapidly, we cannot assure you that we will not be subject to fines or penalties arising from non-compliance incidents if we fail to adapt to the new regulatory regime in a timely manner, or at all, which may have a material adverse effect on our business, financial condition and results of operation.

Certain portions of our property development projects and investment properties are designated as civil air defense properties and transfer of the right to use such area is subject to restrictions and uncertainties.

Certain portions of our property development projects and investment properties are designated as civil air defense properties. According to the PRC laws and regulations, new buildings constructed in cities should contain basement areas that can be used for civil air defense purposes in times of war. Under the Civil Air Defense Law of the PRC promulgated by the SCNPC on October 29, 1996, as amended on August 27, 2009 and Management Measures for Peacetime Development and Usage of Civil Air Defense Properties promulgated by the House Civil Air Defense Office on November 2001, after obtaining the approval from the civil air defense supervising authority, a developer can manage and use such areas designated as civil air defense properties at other time and generate profits from such use.We had entered into contracts to transfer the right to use civil air defense properties in some of our property development projects to our customers as car parks and we intend to continue such transfer. However, in times of war, such areas may be used by the government at no cost. In the event of war and if the civil air defense area of our projects is used by the public, we may not able to use such area as car parks, and such area will no longer be a source of our revenue. In addition, while our business operations have complied with the laws and regulations on civil air defense property in all material aspects, we cannot assure you that such laws and regulations will not be amended in the future which may make it more burdensome for us to comply with and increase our compliance cost. The civil air defense areas of our projects are primarily used or to be used for car parks, representing an insignificant portion of our property portfolio.

We may be subject to fines due to the lack of registration of our leases.

Pursuant to relevant PRC regulations, parties to a lease agreement are required to file the lease agreements for registration and obtain property leasing filing certificates for their leases. We have leased certain properties from independent third-party landlords mainly for our office premises. However, we failed to register some lease agreements under which we are the tenant. The failure to register the lease agreements does not affect the validity of the lease agreements under the relevant PRC laws and regulations, or our rights or entitlements to lease out the investment properties to tenants. However, we may be required by relevant government authorities to file the lease agreements to complete the registration formalities and may be subject to a fine for non-registration within the prescribed time limit, which may range from RMB1,000 to RMB10,000 per lease agreement. The imposition of the above fines could require us to make additional efforts and/or incur additional expenses, any of which could materially and adversely impact our business, financial condition and results of operations. The registration of these lease agreements to which we are a party requires additional steps to be taken by the respective other parties to the lease agreement which are beyond our control. We cannot assure you that the other parties to our lease agreements will be cooperative and that we can complete the registration of these lease agreements and any other lease agreements that we may enter into in the future.

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

The PRC national and regional economies have been adversely affected by the recent novel coronavirus (COVID-19) outbreak, and may continue to be adversely affected by recurrences of COVID-19 or other epidemics. The recent coronavirus outbreak may continue to affect our industry and cause temporary suspension of projects and shortage of labour and raw materials, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could also be disrupted if any of our employees or employees of our subcontractors contracted or are thought to have contracted coronavirus or another disease that could cause an epidemic, since this could require us and our subcontractors to quarantine some or all of these employees and temporarily close our works sites and other facilities used for our operations. In addition, our revenue and profitability could also be reduced to the extent coronavirus any or another epidemic harm the overall economy in China. These adverse impacts, particularly if they materialise and persist for a substantial period, may significantly and adversely affect our business operation and financial performance.

Additionally, certain areas of China, including the high growth cities where we operate, are susceptible to other epidemics such as Severe Acute Respiratory Syndrome (“SARS”), avian or swine influenza. A recurrence of SARS, avian or swine influenza or any epidemic in these cities or other areas of China could result in material disruptions to our property developments, which in turn could materially and adversely affect our financial condition and results of operations.

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

Risks Related to Our ADSs

The trading price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to holders of our ADSs.

The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the high and low sale prices of our ADSs in fiscal year 2019 were US$5.05 and US$3.66, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the U.S. may affect the volatility in the prices of and trading volumes for our ADSs. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards other companies with business operations located mainly in China and listed in Hong Kong and/or the U.S. and consequently may impact the trading performance of our ADSs. In addition to market and industry factors, the prices and trading volumes for our ADSs may be highly volatile for specific business reasons, including:

•	variations in our results of operations or earnings that are not in line with market or research analyst expectations or changes in financial estimates by securities research analysts;

•	publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or financial analysts;

•	announcements made by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

•	press and other reports, whether or not true, about our business, including negative reports published by short sellers, regardless of their veracity or materiality to us;

•	litigation and regulatory allegations or proceedings that involve us;

•	changes in pricing we or our competitors adopt;

•	additions to or departures of our management;

•	actual or perceived general industry, regulatory, economic and business conditions and trends in China and globally, due to various reasons, including changes in geopolitical landscape, as some investors or analysts may invest in or value our ADSs based on the economic performance of the Chinese economy, which may not be correlated to our financial performance;

•	political or market instability or disruptions, and actual or perceived social unrest in the U.S., Hong Kong or other jurisdictions;

•	fluctuations of exchange rates among the Renminbi, the Hong Kong dollar and the U.S. dollar; and

•	sales or perceived potential sales or other dispositions of existing or additional ADSs or other equity or equity-linked securities.

Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs. In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies and industries.

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

Sales of our ADSs or common shares in the public market, or the perception that such sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2019, we had 107,875,468 common shares outstanding, including 74,405,372 common shares represented by 37,202,686 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, (the “Securities Act”), other than those held by affiliates which are subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. The remaining common shares outstanding are available for sale, subject to any volume and other restrictions as applicable under Rule 144. The sale or perceived sale of a substantial amount of our ADSs by any principal shareholder could adversely affect the prevailing market price for our ADSs. Such sales or perceived sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. To the extent that common shares (in the form of ADSs) are sold into the market, the market price of our ADSs could decline.

The interests of our major shareholders may not be aligned with the interests of our other shareholders.

As of April 1, 2020, Mr. Yong Zhang, Chairman of our board of directors, and Ms. Yuyan Yang, also a board member, beneficially owned 29.14% and 26.45%, respectively of our share capital. Accordingly, they each have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership by our major shareholders may result in actions being taken even if opposed by our other shareholders. In addition, it may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under U.S. securities laws, including the SEC’s disclosure rules relating to an effective system of internal controls over financial reporting and of disclosure controls. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level.

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

The rules governing passive foreign investment companies (“PFICs”) can have adverse effects for United States federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our business, although not free from doubt, we do not believe that we were classified as a PFIC for United States federal income tax purposes for the taxable year ending December 31, 2019.

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

Our company was incorporated in the Cayman Islands on March 26, 2007 as an exempted company. Our company operates under Cayman Islands Companies Laws (2020 Revision). Our registered address is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our principal executive offices are located at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China. Our telephone number at this address is (86) 10 8588-9200.

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

We have expanded our business and operations significantly during the past three years. The number of projects we had under construction increased from 17 projects with a total GFA of 3,566,254 square meters as of December 31, 2016, to 28 projects with a total GFA of 4,018,171 square meters as of December 31, 2019. We have 12 additional projects with a total GFA of 3,201,119 square meters under planning as of December 31, 2019. As of December 31, 2019, we have completed 60 projects with a total GFA of approximately 9,068,623 square meters and comprising a total of 104,129 units, more than 97.2% of which have been sold. For the three years ended December 31, 2017, 2018 and 2019, our revenues were US$1,976.9 million, US$2,217.6 million, and US$2,482.6 respectively. Our net income for the same periods was US$80.1 million, US$106.0 million, and US$83.0 respectively.

While our primary focus has been in China, we see potential opportunities for residential real estate development in other jurisdictions that might be attractive to both Chinese and U.S. buyers. In 2012, we acquired a 8,094 square meters parcel of land in the Williamsburg neighborhood of Brooklyn, New York, for US$54.2 million, on which we built 216 condominium units with a net saleable floor area of approximately 30,855 square meters, the New York Oosten Project. Our New York Oosten Project started construction in November 2013 and delivered it in December 2016. As of December 31, 2019, the project has recognized a total revenue of about US$260.1 million from the sales of 177 units out of 216 total units. In January 2016, we also acquired a parcel of land in midtown Manhattan, New York, for US$57.5 million. As of December 31, 2019, we have completed superstructure construction, precast concrete facade, and windows installation at the Hudson Garden project, BLOOM ON FORTY FIFTH. During the past year, the project’s design drawings were optimized, increasing the number of residential units from 82 to 92. Of the total sellable 34,903 square feet of retail/commercial space, a total of 28,090 square feet have been leased to the U.S. department store retailer Target for a 20 year term and another 1,910 square feet have been leased to a dermatologist's office for a 15 year lease term. The construction is currently ahead of schedule and under budget. The building will have 92 condominium units from floors two through seven with a unit mix consisting of 17 studios, 45 one-bedroom units, 24 two-bedroom units, 2 three-bedroom duplex units, 2 three-bedroom pent house units, and 2 four-bedroom duplex units. In August 2016, we acquired a parcel of land in the Flushing neighborhood of Queens, New York for US$66.0 million. The land allows for a mixed use development comprising approximately 30,112 square meters with approved plans. At this RKO project in Flushing, New York City, as of December 31, 2019, the have engaged an architect firm to develop new architectural plans, and completed the schematic design for the condo and hotel mixed-use development.

In 2014, we acquired 100% share of a Malaysian company, which is engaged in land reclamation development for a total of 170 acres (approximately 687,966 square meters). The reclamation work was formally commenced in July 2018 and is expected to be completed in the first half of 2020.

On March 21, 2018, we acquired from ED Group, a 50% equity stake in MDL, the developer of the Madison Project, via our wholly-owned subsidiary Xinyuan International (HK) Property Investment Co., Limited for a total consideration of US$19.1 million. The Madison Project site extends to 0.38 hectares (or approximately 0.94 acres) and is located adjacent to Canary Wharf, one of Europe’s largest commercial centers. Permission was granted in March 2015 to develop a 53-story building comprised of 423 residential apartments, including 319 private apartments and 104 affordable apartments, with approximately 425 square meters of community facilities. Construction is currently underway and completion of the project is expected to occur during for the third quarter of 2020. As of December 31, 2019, all of the 104 affordable apartments have been pre-sold. Of the remaining 319 apartments, 135 apartments have been sold, representing 42.3% of the total number of units. We will continue to seek for high-growth opportunities globally.

We also plan to retain and develop commercial portions of some of our properties such as shopping malls, supermarkets or hotels and to lease and manage those properties ourselves. As of December 31, 2019, we have completed seven of such projects, including Xinyuan Priority Lifestyle Shopping Center with a total GFA of approximately 47,000 square meters, located in Zhengzhou city, Henan Province, Xi’an Xinyuan Metropolitan Shopping Center with a total GFA of approximately 116,000 square meters, located in Xi’an city, Shaanxi Province, Xingyang Xindo Park Shopping Center with a total GFA of approximately 15,000 square meters, located in Xingyang city, Henan Province, Changsha Xindo Park Shopping Center with a total GFA of approximately 12,000 square meters, located in Changsha city, Hunan Province, Chengdu Xindo Park Shopping Center with a total GFA of approximately 19,000 square meters, located in Chengdu city, Sichuan Province, Zhengzhou Xindo Park Shopping Center with a total GFA of approximately 24,000 square meters, located in Zhengzhou city, Henan Province, Kunshan Xindo Park Shopping Center with a total GFA of approximately 4,000 square meters, located in Kunshan city, Jiangsu Province, and Target Shopping Center with a total GFA of approximately 28,090 square feet, located in New York. As of Decemer 29, 2019, we have four projects under construction in which we will retain approximately 203,000 square meters of GFA for development as commercial properties held for lease.

In November 2019, the Group acquired Beijing Ruizhuo Xitou Development Co., Ltd. (“Xitou”), a related party, for a total consideration of US$16,486,299, represents extinguishment of pre-existing receivable. Xitou is primarily engaged in provision of online platform services for real estate project financing purposes. In November 2019, the Group acquired Beijing Ruizhuo Xichuang Technology Development Co., Ltd. (“Xichuang”), a related party, for a total consideration of US$11,212,797, represents extinguishment of pre-existing receivable. Xichuang is primarily engaged in the provision of online platform services for sourcing, sale and purchase of real estate properties. In November 2019, the Group acquired Beijing I-Journey Science and Technology Development Co,Ltd.("I-Journey"), a related party, for a total consideration of US$21,062,847, represents extinguishment of pre-existing receivable. I-journey is primarily engaged in the sale of household robots and provision of community cloud services. The acquisitions of Xitou, Xichuang and I-journey were in line with the Group’s strategy to extend its business to provide real estate and property management related technology services.

In addition to real estate development and sales, we offer a wide range of property management services covering the pre-delivery and post-delivery phases to property developers, property owners and property occupants for their enjoyment of community life. We also lease and manage certain properties such as shopping malls, supermarkets and hotels. Moreover, we are engaged in various other business activities related to our property development operations, including the development and management of industrial parks, the operation of a real estate private financing platform, the development of cloud-based enterprise resource planning software applications, the development of smart home technology products and the development of an online property sales platform.

Our Markets

We currently operate in 20 markets in China - Beijing, Shanghai, Tianjin, Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan and Qingdao in Shandong Province, Suzhou, Kunshan and Xuzhou in Jiangsu Province, Zhengzhou in Henan Province, Changsha in Hunan Province, Sanya in Hainan Province, Xi’an in Shaanxi Province, Zhuhai and Foshan in Guangdong Province, Dalian in Liaoning Province, Wuhan in Hubei Province and Huzhou and Taizhou in Zhejiang Province. During 2019, we also operated in three locations in the United States - Irvine, California; Reno, Nevada; the neighborhoods of Williamsburg, Brooklyn and Flushing, Queens, New York; in Malaysia and in the United Kingdom.

The following table sets forth the numbers of our projects and the total GFA in each location indicated as of December 31, 2019:

	Properties under Construction (m [2] )	Properties under planning (m [2] )	Properties held for sale (m [2] )	Completed projects (m [2] )	Total number of projects	Total GFA (m [2] )
China
Beijing	-	102,300	–	133,095	2	235,395
Chengdu	741,874	-	–	651,420	4	1,393,294
Zhengzhou	1,636,254	1,585,800	–	4,090,124	48	7,312,178
Jinan	566,431	-	–	1,192,388	7	1,758,819
Hefei	-	-	–	145,455	1	145,455
Suzhou	165,388	156,653	–	781,456	10	1,103,497
Kunshan	107,935	-	–	867,541	4	975,476
Xuzhou	-	-	–	232,602	2	232,602
Sanya	-	-	–	117,585	1	117,585
Shanghai	-	-	–	57,770	1	57,770
Changsha	72,257	-	–	342,644	3	414,901
Xi’an	-	226,000	–	285,997	2	511,997
Zhuhai	-	70,000	–	-	1	70,000
Tianjin	144,581	-	–	139,691	2	284,272
Qingdao	156,531	380,000	–	–	2	536,531
Dalian	103,845	44,500	–	–	2	148,345
Wuhan	-	185,000	–	–	1	185,000
Huzhou	,118,436	-	–	–	1	118,436
Foshan	194,404	262,400	–	–	2	456,804
Taizhou	–	158,354	–	–	1	158,354
Sub Total	4,007,936	3,171,007	–	9,037,768	97	16,216,711
United States
Irvine (1)	–	–	2,865	–	1	2,865
Nevada (2)	–	–	N/A	–	1	N/A
New York	10,235	30,112	–	30,855	3	71,202
Total	4,018,171	3,201,119	2,865	9,068,623	102	16,290,778

(1)	The finished condominium project is located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters of the total 72 units from a major United States developer in August 2012. All units were sold as of December 31, 2015.

(2)	Northern Nevada Land Portfolio is a project portfolio comprised of 325 finished lots and 185 acres of undeveloped land at eight different sites in the northern Nevada region near the Reno-Spark metropolitan area. All lots and acres were sold as of December 31, 2015.

For a discussion of revenues from each geographical segment in each of 2018 and 2019, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Discussion of Segment Operations.”

Our Property Projects

Overview

We offer the following four main types of real estate property products:

•	multi-layer apartment buildings, which, in China, are typically 6 stories or less and normally require 9 to 12 months to construct after we obtain the related construction permit;

•	sub-high-rise apartment buildings, which, in China, are typically to 11 stories and normally require 12 to 18 months to construct after we obtain the related construction permit;

•	high-rise apartment buildings, which, in China, are typically 12 to 33 stories and normally require 18 to 24 months to construct after we obtain the related construction permit; and

•	offices, mixed-use and commercial properties which we have offered since 2012.

Our projects are in one of the following five stages:

•	properties under construction, comprising properties for which the construction permits have been obtained;

•	properties under planning, comprising properties for which we have entered into land grant contracts and are in the process of obtaining the required permits to begin construction;

•	completed projects, comprising projects for which construction has been completed;

•	properties held for lease, comprising projects for which construction has been completed and which we plan to hold and manage and;

•	properties held for sale, comprising land and properties which we purchase and hold for sale.

Properties under Construction and Properties under Planning

The following table sets forth each of our properties currently under construction or planning as of December 31, 2019:

Project Name	Location	Type of Products (1)	Construction Commencement Date	Pre-sale Commencement Date (2)	Total Site Area (m [2] )	Total GFA (m [2] )	Total Number Of Units (3)	Number Of Units Sold	GFA Sold (m [2] )
Jinan Royal Palace	Jinan	H	02/2014	06/2014	140,155	449,613	6,512	5,307	435,862
Zhengzhou Fancy City II (North)	Zhengzhou	C	05/2017	10/2017	30,175	108,724	3,070	2,965	101,889
Zhengzhou International New City III A	Zhengzhou	H	11/2017	12/2017	22,225	96,018	864	862	95,996
Hudson Garden project	New York	S	07/2017	04/2020	2,323	10,235	92	-	-
Changsha Furong Thriving Family	Changsha	MU	07/2017	07/2018	23,418	72,257	705	701	72,145
Kunshan Xinyu Jiayuan	Kunshan	MU	12/2017	09/2018	18,068	107,935	874	474	54,138
Tianjin Spring Royal Palace II	Tianjin	M/H	10/2015	01/2018	133,499	144,581	1,076	628	81,623
Zhengzhou International New City III B	Zhengzhou	H	11/2017	04/2018	26,102	118,780	1,336	1,332	117,966
Zhengzhou International New City III D	Zhengzhou	H/C	08/2017	06/2018	15,119	46,074	448	448	45,178
Zhengzhou Hangmei International Wisdom City I	Zhengzhou	H	03/2018	05/2018	73,300	143,181	1,538	1,011	94,215

Project Name	Location	Type of Products (1)	Construction Commencement Date	Pre-sale Commencement Date (2)	Total Site Area (m [2] )	Total GFA (m [2] )	Total Number Of Units (3)	Number Of Units Sold	GFA Sold (m [2] )
Chengdu Xinyuan City	Chengdu	MU	06/2018	09/2018	200,906	741,874	TBD	2,111	196,001
Xingyang Splendid IV	Zhengzhou	H	05/2018	09/2018	9,976	151,835	985	657	60,805
Qingdao Royal Dragon Bay	Qingdao	MU	08/2018	11/2018	64,442	156,531	809	619	92,978
Jinan Royal Spring Bay	Jinan	M/H	09/2018	12/2018	69,587	116,818	1,925	410	46,676
Xinyuan Golden Water View City	Zhengzhou	H/C	10/2017	11/2018	45,067	331,369	6,558	755	74,863
Zhengzhou Fancy City III	Zhengzhou	H	03/2018	10/2018	27,599	80,603	747	723	73,882
Zhengzhou International New City III C	Zhengzhou	H	06/2018	10/2018	27,231	82,290	1,749	1,587	69,422
Zhengzhou International New City IV	Zhengzhou	H	09/2018	12/2018	50,966	199,651	1,710	1,666	179,214
Suzhou Galaxy Bay	Suzhou	H/C	07/2018	12/2018	21,183	76,546	718	711	72,765
Suzhou Gusu Shade I	Suzhou	M	09/2018	11/2018	10,063	11,957	78	65	8,532
Dalian International Health Technology Town I	Dalian	M/H	10/2018	12/2018	58,740	103,845	933	54	33,054
Xingyang Splendid V	Zhengzhou	H	04/2019	07/2019	34,308	80,486	527	496	54,266
Zhengzhou International New City IV B10	Zhengzhou	H	07/2018	12/2018	35,181	92,294	1,432	1,288	51,211
Zhengzhou International New City A04	Zhengzhou	H	04/2018	11/2019	19,200	104,949	663	512	22,117
Foshan Xinchuang AI International Science and Technology Innovation Valley I	Foshan	H	05/2019	10/2019	66,665	194,404	540	103	12,671
Suzhou Suhe Bay (4)	Suzhou	H	04/2018	08/2018	16,627	62,561	479	479	62,561
Suzhou Gusu Shade II (5)	Suzhou	M	10/2018	05/2019	10,219	14,324	96	54	6,909
Huzhou Silk Town (6)	Huzhou	MU	08/2019	12/2019	84,166	118,436	1,262	87	21,883

Subtotal					1,336,510	4,018,171	37,726	26,105	2,238,822

Tongzhou Xinyuan Royal Palace	Beijing	H	TBD	TBD	46,769	102,300	TBD	–	–
Xinyuan Chang’an Royal Palace	Xi’an	MU	TBD	TBD	80,673	226,000	TBD	–	–
Zhengzhou International New City (pending staging)	Zhengzhou	TBD	TBD	TBD	206,728	1,393,100	TBD	–	–
Zhuhai Xin World	Zhuhai	MU	TBD	TBD	14,107	70,000	TBD	–	–
Lingshan Bay Dragon Seal	Qingdao	M/H	TBD	TBD	340,400	380,000	TBD	–	–
Zhengzhou Hangmei Project (pending staging)	Zhengzhou	TBD	TBD	TBD	205,201	192,700	TBD	–	–
Wuhan Canglong Royal Palace	Wuhan	MU	TBD	TBD	53,787	185,000	TBD	–	–
Dalian International Health Technology Town II	Dalian	M/H	TBD	TBD	37,078	44,500	TBD	–	–
Foshan Xinchuang AI International Science and Technology Innovation Valley II	Foshan	MU	TBD	TBD	86,775	262,400	TBD	–	–
Taizhou Yihe Yayuan (7)	Taizhou	H	TBD	TBD	61,107	158,354	TBD	–	–
Suzhou He'an Garden (8)	Suzhou	H	TBD	TBD	118,667	156,653	TBD	–	–
Flushing Project	New York	MU	TBD	TBD	3,895	30,112	TBD	–	–

Subtotal					1,255,187	3,201,119

Total					2,591,697	7,219,290	37,726	26,105	2,238,822

(1)	“M” refers to multi-layer buildings, “H” refers to high-rise buildings, “S” refers to sub-high-rise buildings, “C” refers to commercial properties and “MU” refers to office, mixed-use and commercial properties.

(2)	Pre-sale commencement dates refer to dates on which we began or expect to begin pre-sale activities after receiving the relevant pre-sale permits.

(3)	“TBD” refers to “to be determined” as of December 31, 2019.

(4)	The Company owns 16.66% equity interest in a joint venture, Suzhou Hengwan Real Estate Co., Ltd. which develops Suzhou Suhe Bay. The Company accounts for its investment under the equity method.

(5)	The Company owns a 19.99% equity interest in Suzhou Litai Real Estate Co., Ltd., which develops Suzhou Gusu Shade II. The Company accounts for its investment under the equity method.

(6)	The Company owns 78.46% equity interest in a joint venture, Huzhou Xinhong Town Construction and Development Co., Ltd. which develops Huzhou Silk Town. The Company accounts for its investment under the equity method.

(7)	The Company owns 40% equity interest in Taizhou Yiju Real Estate Co., Ltd. which develops Taizhou Yihe Yayuan. The Company accounts for its investment under the equity method.

(8)	The Company owns 24% equity interest in Suzhou Kairongchen Real Estate Co., Ltd. which develops Suzhou He'an Garden. The Company accounts for its investment under the equity method.

Properties under Construction

Zhengzhou, Henan Province

Zhengzhou Fancy City II (North). The land is located west of Songshan Road within the 4th Ring Road in Zhengzhou. This project covers a site area of 30,175 square meters and is expected to have a total GFA of 108,724 square meters, of which 100,380 square meters are for multi-layer buildings and 8,344 square meters are for retail stores. We acquired the site in April 2016 and commenced construction in May 2017, and expect to deliver units in 2019. This project, when completed, will consist of 3,070 units. We started pre-sales in October 2017, and as of December 31, 2019, we had sold 2,965 units with a total GFA of 101,889 square meters.

Zhengzhou International New City III A. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 22,225 square meters and is expected to have a total GFA of 96,018 square meters, of which 95,504 square meters are for high-rise buildings and 514 square meters are for retail stores. We acquired the site in May 2017 and commenced construction in November 2017, and expect to deliver units in 2020.This project, when completed, will consist of 864 units. We started pre-sale in December 2017, and as of December 31, 2019, we had sold 862 units with a total GFA of 95,996 square meters.

Zhengzhou International New City III B. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 26,102 square meters and is expected to have a total GFA of 118,780 square meters, of which 118,780 square meters are for high-rise buildings. We acquired the site in May 2017 and commenced construction in November 2017, and expect to deliver units in 2020.This project, when completed, will consist of 1,336 units. We started pre-sale in April 2018, and as of December 31, 2019, we had sold 1,332 units with a total GFA of 117,966 square meters.

Zhengzhou International New City III D. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 15,119 square meters and is expected to have a total GFA of 46,074 square meters, of which 44,293 square meters are for high-rise buildings, 885 square meters are for retail stores, and 896 square meters are for basements. We acquired the site in August 2016 and commenced construction in August 2017, and expect to deliver units in 2020.This project, when completed, will consist of 448 units. We started pre-sale in June 2018, and as of December 31, 2019, we had sold 448 units with a total GFA of 45,178 square meters.

Zhengzhou Hangmei International Wisdom City I. The land is located in Xinzheng District in Zhengzhou. This project covers a site area of 73,300 square meters and is expected to have a total GFA of 143,181 square meters, of which 143,181 square meters are for high-rise buildings. We acquired the site in December 2017 and commenced construction in March 2018, and expect to deliver units in 2020.This project, when completed, will consist of 1,538 units. We started pre-sale in May 2018, and as of December 31, 2019, we had sold 1,011 units with a total GFA of 94,215 square meters.

Xingyang Splendid IV. The land is located southwest of Guangwu Road and Wangcun Road in Xingyang. This project covers a site area of 9,976 square meters and is expected to have a total GFA of 151,835 square meters, of which 136,658 square meters are for high-rise buildings and 15,177 square meters are for retail stores. We acquired the site in September 2014 and commenced construction in May 2018, and expect to deliver units in 2021. This project, when completed, will consist of 985 units. We started pre-sales in September 2018. As of December 31, 2019, we had sold 657 units with a total GFA of 60,805 square meters.

Xinyuan Golden Water View City. The land is located Heizhuzhuang of Jinshui District in Zhengzhou. This project covers a site area of 45,067 square meters and is expected to have a total GFA of 331,369 square meters, of which 298,095 square meters are for high-rise buildings, 24,526 square meters are for public rental housing, 3,161square meters are for retail stores, and 5,587 square meters are for basements. We acquired the site in June 2017 and commenced construction in October 2017, and expect to deliver units in 2021. This project, when completed, will consist of 6,558 units. We started pre-sales in November 2018. As of December 31, 2019, we had sold 755 units with a total GFA of 74,863 square meters.

Zhengzhou Fancy City III. The land is located west of Songshan Road within the 4th Ring Road in Zhengzhou. This project covers a site area of 27,599 square meters and is expected to have a total GFA of 80,603 square meters, of which 78,075 square meters are for high-rise buildings, 1,048square meters are for retail stores, and 1,480square meters are for basements. We acquired the site in December 2017 and commenced construction in March 2018, and expect to deliver units in 2020. This project, when completed, will consist of 747 units. We started pre-sales in October 2018. As of December 31, 2019, we had sold 723 units with a total GFA of 73,882 square meters.

Zhengzhou International New City III C. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 27,231 square meters and is expected to have a total GFA of 82,290 square meters, of which 74,327 square meters are for high-rise buildings, and 7,962 square meters are for retail stores. We acquired the site in Feburary 2017 and commenced construction in June 2018, and expect to deliver units in 2021.This project, when completed, will consist of 1,749 units. We started pre-sale in October 2018, and as of December 31, 2019, we had sold 1,587 units with a total GFA of 69,422 square meters.

Zhengzhou International New City IV. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 50,966 square meters and is expected to have a total GFA of 199,651 square meters, of which 191,584 square meters are for high-rise buildings, and 8,067 square meters are for retail stores. We acquired the site in May 2018 and commenced construction in September 2018, and expect to deliver units in 2021.This project, when completed, will consist of 1,710 units. We started pre-sale in December 2018, and as of December 31, 2019, we had sold 1,666 units with a total GFA of 179,214 square meters.

Xingyang Splendid V. The land is located southwest of Guangwu Road and Wangcun Road in Xingyang. This project covers a site area of 34,308 square meters and is expected to have a total GFA of 80,486 square meters, of which 78,220 square meters are for high-rise buildings, and 2,266 square meters are for retail stores. . We acquired the site in September 2014 and commenced construction in Apirl 2019, and expect to deliver units in 2021. This project, when completed, will consist of 527 units. We started pre-sales in July 2019. As of December 31, 2019, we had sold 496 units with a total GFA of 54,266 square meters.

Zhengzhou International New City IV B10. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 35,181 square meters and is expected to have a total GFA of 92,294 square meters, of which 91,425 square meters are for high-rise buildings, and 869 square meters are for retail stores. We acquired the site in July 2018 and commenced construction in September 2018, and expect to deliver units in 2021.This project, when completed, will consist of 1,432 units. We started pre-sale in December 2018, and as of December 31, 2019, we had sold 1,288 units with a total GFA of 51,211 square meters.

Zhengzhou International New City A04. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 19,200 square meters and is expected to have a total GFA of 104,949 square meters, of which 102,919 square meters are for high-rise buildings, and 2,030 square meters are for retail stores. We acquired the site in May 2018 and commenced construction in September 2018, and expect to deliver units in 2021.This project, when completed, will consist of 663 units. We started pre-sale in November 2019, and as of December 31, 2019, we had sold 512 units with a total GFA of 22,117 square meters.

Jinan, Shandong Province

Jinan Royal Palace. The land is located south of Qingyuan Road and east of Lashanhe Road in the Huaiyin District in Jinan. This project covers a site area of 140,155 square meters and is expected to have a total GFA of 449,613 square meters, of which 399,903 square meters are for high-rise buildings, 26,081 square meters are for retail stores and 23,629 square meters are for basements. We acquired the site in November 2013, commenced construction of this project in February 2014, and began to deliver units in 2016. This project, when completed, will consist of 6,512 units. We started pre-sales in June 2014, and as of December 31, 2019, we had sold 5,307 units with a total GFA of 435,862 square meters.

Jinan Royal Spring Bay. The land is located in Zhangqiu District in Zhangqiu. This project covers a site area of 69,587 square meters and is expected to have a total GFA of 116,818 square meters, of which 83,983 square meters are for high-rise buildings, 27,798 square meters are for multi-layer buildings, 987 square meters are for retail stores and 4,050 square meters are for basements. We acquired the site in June 2018, commenced construction of this project in September 2018, and expect to deliver units in 2020. This project, when completed, will consist of 1,925 units. We started pre-sales in December 2018, and as of December 31, 2019, we had sold 410 units with a total GFA of 46,676 square meters.

Qingdao, Shandong Province

Qingdao Royal Dragon Bay. The land is located in Huangdao District in Qingdao. This project covers a site area of 64,442 square meters and is expected to have a total GFA of 156,531 square meters, of which 118,788 square meters are for high-rise buildings, 2,805 square meters are for retail stores, and 34,938 square meters are for multi-layer buildings. We acquired the site in July 2018, commenced construction in August 2018, and expect to deliver units in 2021. This project, when completed, will consist of 809 units. We started pre-sales in November 2018, and as of December 31, 2019, we had sold 619 units with a total GFA of 92,978 square meters.

Kunshan, Jiangsu Province

Kunshan Xinyu Jiayuan. The land is located in Huaqiao District South of Kunshan. This project covers a site area of 18,068 square meters and is expected to have a total GFA of 107,935 square meters, of which 103,046 square meters are for high-rise buildings, and 4,889 square meters are for office buildings. We acquired the site in July 2017 and commenced construction of this project in December 2017, and expect to deliver units in 2020. This project, when completed, will consist of 874 units. We started pre-sales in September 2018, and as of December 31, 2019, we had sold 474 units with a total GFA of 54,138 square meters.

Suzhou, Jiangsu Province

Suzhou Galaxy Bay. The land is located in Taicang District in Suzhou. It will cover a site area of 21,183 square meters and is expected to have a total GFA of 76,546 square meters, of which 73,452 square meters are for high-rise buildings, and 3,094 square meters are for retail stores. We acquired the site in December 2017 and commenced construction of this project in July 2018, and expect to deliver units in 2020. This project, when completed, will consist of 718 units. We started pre-sales in December 2018, and as of December 31, 2019, we had sold 711 units with a total GFA of 72,765 square meters.

Suzhou Gusu Shade I. The land is located in Gusu District in Suzhou. It will cover a site area of 10,063 square meters and is expected to have a total GFA of 11,957 square meters, of which 11,957 square meters are for multi-layer buildings. We acquired the site in March 2018 and commenced construction of this project in September 2018, and expect to deliver units in 2020. This project, when completed, will consist of 78 units. We started pre-sales in November 2018, and as of December 31, 2019, we had sold 65 units with a total GFA of 8,532 square meters.

Suzhou Gusu Shade II. The land is located in Gusu District in Suzhou. It will cover a site area of 10,219 square meters and is expected to have a total GFA of 14,324 square meters, of which 14,324 square meters are for multi-layer buildings. We acquired the site in June 2018 and commenced construction of this project in Octember 2018, and expect to deliver units in 2020. This project, when completed, will consist of 96 units. We started pre-sales in May 2019, and as of December 31, 2019, we had sold 54 units with a total GFA of 6,909 square meters.

Suzhou Suhe Bay. The land is located in Wujiang District in Suzhou. It will cover a site area of 16,627 square meters and is expected to have a total GFA of 62,561 square meters, of which 62,561 square meters are for multi-layer buildings. We acquired the site in Apirl 2018 and commenced construction of this project in autumn 2018, and expect to deliver units in 2020. This project, when completed, will consist of 479 units. We started pre-sales in November 2018, and as of December 31, 2019, we had sold 479 units with a total GFA of 62,561 square meters.

Changsha, Hunan Province

Changsha Furong Thriving Family. The land is located in Shanmu Road of East Coast Town in Changsha. This project covers a site area of 23,418 square meters and is expected to have a total GFA of 72,257 square meters of which 69,729 square meters are for high-rise buildings, and 2,528 square meters are for retail stores. We acquired the site in January 2017 and commenced construction of the project in July 2017, and expect to deliver units in 2020. This project, when completed, will consist of 705 units. We started pre-sales in July 2018, and as of December 31, 2019, we had sold 701 units with a total GFA of 72,145 square meters.

Tianjin

Tianjin Spring Royal Palace II. The land is located in Sicundian Town in the Wuqing District of Tianjin. This project covers a site area of 133,499 square meters and is expected to have a total GFA of 144,581 square meters, of which 71,602 square meters are for high-rise buildings, 1,291 square meters are for retail stores, and 71,688 square meters are for multi-layer buildings. We acquired the site in November 2014, commenced construction in October 2015, and expect to deliver units in 2020. This project, when completed, will consist of 1,076 units. We started pre-sales in January 2018, and as of December 31, 2018, we had sold 628 units with a total GFA of 81,623 square meters.

Chengdu, Sichuan Province

Chengdu Xinyuan City. The land is located in Pidu District in Chengdu. This project covers a site area of 200,906 square meters and is expected to have a total GFA of 741,874 square meters, of which 716,713 square meters are for high-rise buildings, and 25,161 square meters are for retail stores. We acquired the site in Decmber 2017, commenced construction in June 2018, and expect to deliver units in 2020. We started pre-sales in September 2018, and as of December 31, 2018, we had sold 2,111 units with a total GFA of 196,001 square meters.

Dalian, Liaoning Province

Dalian International Health Technology Town I. The land is located in Lvshunkou District in Dalian. This project covers a site area of 58,740 square meters and is expected to have a total GFA of 103,845 square meters, of which 71,676 square meters are for high-rise buildings, 5,112 square meters are for retail stores, 27,077 square meters are for multi-layer buildings. We acquired the site in August 2018, commenced construction in October 2018, and expect to deliver units in 2020. This project, when completed, will consist of 933 units. We started pre-sales in December 2018, and as of December 31, 2019, we had sold 54 units with a total GFA of 33,054 square meters.

Foshan, Guangdong Province

Foshan Xinchuang AI International Science and Technology Innovation Valley I. The land is located in Gaoming District in Foshan. This project covers a site area of 66,665 square meters and is expected to have a total GFA of 194,404 square meters, of which 190,514 square meters are for high-rise buildings, 3,890 square meters are for retail stores. We acquired the site in May 2019, commenced construction in May 2019, and expect to deliver units in 2021. This project, when completed, will consist of 540 units. We started pre-sales in October 2019, and as of December 31, 2019, we had sold 103 units with a total GFA of 12,671 square meters.

Huzhou, Zhejiang Province

Huzhou Silk Town. The land is located in Wuxing District in Huzhou. This project covers a site area of 84,166 square meters and is expected to have a total GFA of 118,436 square meters, of which 113,905 square meters are for high-rise buildings, 4,530 square meters are for retail stores. We acquired the site in Autunm 2019, and expect to deliver units in 2021. This project, when completed, will consist of 1,262 units. We started pre-sales in December 2019, and as of December 31, 2019, we had sold 87 units with a total GFA of 21,883 square meters.

U.S.

Hudson Garden project. The land is located on 10th Avenue and between 44th Street and 45th Street in Manhattan, New York. This project is expected to have a total GFA of 10,235 square meters. We acquired the site in April 2016 and commenced construction in July 2017. This project, when completed, will consist of 92 units. We anticipate starting pre-sales in the First half of 2020.

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

Foshan Xinchuang AI International Science and Technology Innovation Valley II. The land is located in Gaoming District in Foshan. It will cover a site area of 86,775 square meters and is expected to have a total GFA of 262,400 square meters. We acquired the site in June 2019.

Taizhou Yihe Yayuan. The land is located in Luqiao District in Taizhou. It will cover a site area of 61,107 square meters and is expected to have a total GFA of 158,354 square meters. We acquired the site in May 2019.

Suzhou He'an Garden. The land is located in New District in Suzhou. It will cover a site area of 118,667 square meters and is expected to have a total GFA of 156,653 square meters. We acquired the site in May 2019.

U.S. Flushing Project. The land is located at 135-35 Northern Blvd in Flushing, Queens, New York, and is currently under planning. It is expected to have a total GFA of 30,112 square meters. We acquired the site in August 2016.

Completed Projects

The following table sets forth each of our completed projects as of December 31, 2019.

Project Name	Location	Type of Products	Completion Date	Total Site Area (m [2] )	Total GFA (m [2] )	Total Number of Units	Number of Units Sold	GFA Sold (m [2] )
Zhengzhou Longhai Star Garden	Zhengzhou	M/H/S	12/2000	11,719	39,975	239	239	39,975
Zhengzhou Xinyuan Splendid:
Zhengzhou Xinyuan Splendid 1A	Zhengzhou	M/S	07/2002	35,444	62,623	484	484	62,623
Zhengzhou Xinyuan Splendid 1B	Zhengzhou	M	04/2004	21,800	43,673	333	333	43,673
Zhengzhou Xinyuan Splendid 2A	Zhengzhou	M	04/2003	23,460	39,996	271	271	39,996
Zhengzhou Xinyuan Splendid 2B	Zhengzhou	M	06/2004	19,295	27,041	86	86	27,041
Zhengzhou Xinyuan Splendid 2C	Zhengzhou	S	04/2004	9,968	21,748	132	132	21,748
Zhengzhou Xinyuan Splendid 3A3B3C	Zhengzhou	M/S	08/2005	51,014	114,774	792	792	114,774
Zhengzhou Xinyuan Splendid Haojinge	Zhengzhou	H	11/2004	8,298	31,089	166	166	31,089
Zhengzhou Xinyuan Splendid City Homestead	Zhengzhou	M	08/2005	23,606	45,378	369	369	45,378
Zhengzhou Xinyuan Splendid Subtotal				192,885	386,322	2,633	2,633	386,322
Zhengzhou City Manor	Zhengzhou	M	03/2006	63,089	118,716	1,633	1,633	118,716
Zhengzhou City Family	Zhengzhou	M	12/2006	21,380	39,226	720	720	39,226
Zhengzhou Central Garden-East	Zhengzhou	M/H/S	09/2007	60,849	165,206	1,624	1,624	165,206
Zhengzhou Central Garden-West	Zhengzhou	M/H/S	09/2007	79,464	190,384	1,796	1,796	190,384
Jinan City Family	Jinan	M	11/2007	47,411	61,065	785	785	61,065
Suzhou Lake Splendid	Suzhou	M/H/S	01/2009	130,945	198,113	2,326	2,326	198,113
Hefei Wangjiang Garden	Hefei	M/H	04/2009	51,939	145,455	1,649	1,649	145,455
Suzhou Colorful Garden	Suzhou	M/H	04/2009	41,365	81,506	970	970	81,506
Jinan Elegant Scenery	Jinan	H/S	06/2009	61,502	100,386	1,127	1,127	100,386
Zhengzhou Finance Square	Zhengzhou	H	06/2009	8,410	67,225	917	917	67,225
Zhengzhou Yipin Xiangshan Phase I	Zhengzhou	M/S	12/2009	57,289	94,249	979	979	94,249
Jinan International City Garden	Jinan	H/S	01/2010	93,928	264,357	4,672	4,639	263,585
Zhengzhou Xinyuan Colorful Garden	Zhengzhou	M/H	01/2010	74,462	191,781	2,233	2,233	191,781
Xuzhou Colorful Garden	Xuzhou	M/H	01/2012	46,777	101,762	858	858	101,762
Suzhou International City Garden	Suzhou	H	12/2011	119,089	204,872	2,436	2,435	204,147
Chengdu Xinyuan Splendid I	Chengdu	H	06/2011	34,007	231,032	4,081	4,081	231,032
Chengdu Xinyuan Splendid II	Chengdu	H	10/2012	30,497	217,009	2,782	2,782	217,009
Zhengzhou Modern City	Zhengzhou	H/S	12/2012	60,556	231,905	2,934	2,934	231,905
Kunshan International City Garden	Kunshan	M/H	12/2012	200,008	497,948	5,133	5,132	497,948
Zhengzhou Yipin Xiangshan Phase II	Zhengzhou	M/S	01/2013	81,345	200,164	2,209	2,209	200,164
Zhengzhou Century East A	Zhengzhou	M/H	12/2013	22,418	76,588	765	764	76,469

Project Name	Location	Type of Products	Completion Date	Total Site Area (m [2] )	Total GFA (m [2] )	Total Number of Units	Number of Units Sold	GFA Sold (m [2] )
Zhengzhou Century East B	Zhengzhou	H	08/2013	51,372	166,470	1,709	1,707	166,470
Zhengzhou Royal Palace	Zhengzhou	M/H	06/2014	45,716	135,920	2,061	2,061	135,920
Suzhou Xin City	Suzhou	H	09/2015	51,246	127,291	1,334	1,334	127,291
Jinan Xinyuan Splendid	Jinan	M/H	10/2015	200,180	572,170	7,387	7,371	566,092
Beijing Xindo Park	Beijing	MU	11/2015	57,862	133,095	1,446	1,397	123,971
Zhengzhou Xin City	Zhengzhou	H	03/2016	61,078	210,724	2,639	2,518	208,230
Xingyang Splendid I	Zhengzhou	H	03/2016	40,782	115,431	1,427	1,164	113,690
Zhengzhou Thriving Family	Zhengzhou	H	04/2016	44,169	131,510	1,913	1,536	129,550
Suzhou Lake Royal Palace	Suzhou	M/H	06/2016	114,624	169,674	1,569	1,569	169,674
Shanghai Royal Palace	Shanghai	H	07/2016	28,600	57,770	622	535	46,406
Chengdu Thriving Family	Chengdu	H	08/2017	75,008	203,379	2,515	2,462	195,263
Sanya Yazhou Bay No.1	Sanya	MU	10/2017	78,765	117,585	1,605	1,553	114,620
Kunshan Royal Palace	Kunshan	M/S/H	11/2017	145,776	280,591	2,658	2,603	278,922
Changsha Xinyuan Splendid	Changsha	H/C	12/2017	89,460	251,652	2,952	2,923	246,191
Xi’an Metropolitan	Xi’an	MU	11/2017	85,118	285,997	2,602	2,463	271,807
Jinan Xin Central	Jinan	MU	11/2017	51,352	194,410	2,715	2,645	186,844
Zhengzhou Xindo Park	Zhengzhou	C	12/2018	40,218	134,064	2,170	2,160	133,457
Henan Xin Central I	Zhengzhou	H	09/2018	86,781	261,492	3,177	3,012	253,634
Zhengzhou Fancy City I	Zhengzhou	H	12/2018	50,656	166,709	1,725	1,477	159,285
Zhengzhou Fancy City II (South)	Zhengzhou	H	12/2018	27,486	84,274	766	765	82,531
Kunshan Xindo Park	Kunshan	H/C	10/2018	47,523	89,002	1,077	1,052	86,209
New York Oosten	New York	S	12/2016	8,094	30,855	216	177	21,657
Xingyang Splendid II	Zhengzhou	MU	12/2019	60,556	118,530	1,575	1,456	98,019
Xuzhou Colorful City	Xuzhou	M/H	06/2019	45,046	130,840	1,453	1,302	122,503
Tianjin Spring Royal Palace I	Tianjin	M/H	12/2019	131,021	139,691	1,050	1,045	131,544
Zhengzhou International New City I	Zhengzhou	H	12/2019	89,088	356,587	3,135	3,046	350,630
Henan Xin Central II	Zhengzhou	H	12/2019	37,126	109,522	1,360	1,128	103,987
Xingyang Splendid III	Zhengzhou	H	09/2019	47,709	121,113	1,518	1,084	118,864
Changsha Mulian Royal Palace	Changsha	H	12/2019	32,158	90,992	694	694	90,992
Zhengzhou International New City II	Zhengzhou	H	12/2019	41,821	176,037	1,558	1,495	170,027

Total				3,557,725	9,068,623	104,129	101,199	8,907,910

As of December 31, 2019, we have completed 60 projects with a total GFA of approximately 9,068,623 square meters and comprising a total of 104,129 units, more than 97.2% of which have been sold. The status of completed projects in the last three years is discussed below.

Zhengzhou Xin City. The land is located south of Yongping Road and east of Kangping Road in the New-East-Zheng District of Zhengzhou. This project covers a site area of 61,078 square meters and is expected to have a total GFA of 210,724 square meters, of which 195,537 square meters are for high-rise buildings, 10,467 square meters are for retail stores, 4,720 square meters are for basements. We acquired the site in December 2011, commenced construction of this project in March 2013, and began to deliver units in 2015. This project consists of 2,639 units. We started pre-sales in September 2013, and as of December 31, 2019, we had sold 2,518 units with a total GFA of 208,230 square meters.

Zhengzhou Thriving Family. The land is located south of Bairong Road and east of Nangang Road in Zhengzhou. This project covers a site area of 44,169 square meters and is expected to have a total GFA of 131,510 square meters, of which 113,753 square meters are for high-rise buildings, 1,135 square meters are for retail stores, 3,159 square meters are for basements and 13,463 square meters are for public rental housing. We acquired the site in September 2013, commenced construction of this project in April 2014, and delivered it in 2016. This project consists of 1,913 units. We started pre-sales in June 2014, and as of December 31, 2019, we had sold 1,536 units with a total GFA of 129,550 square meters.

Xingyang Splendid I. The land is located south of Zhengshang Road in Xingyang. This project covers a site area of 40,782 square meters and is expected to have a total GFA of 115,431 square meters, of which 115,431 square meters are for high-rise buildings. We acquired the site in November 2013, commenced construction of this project in April 2014, and began to deliver units in 2016. This project consists of 1,427 units. We started pre-sales in May 2014, and as of December 31, 2019, we had sold 1,164 units with a total GFA of 113,690 square meters.

Suzhou Lake Royal Palace. The land is located east of Yinshanhu Road and north of Xingguo Road in the Wuzhong economic development zone in Suzhou. This project covers a site area of 114,624 square meters and is expected to have a total GFA of 169,674 square meters, of which 117,517 square meters are for high-rise buildings, 50,747 square meters are for multi-layer buildings and 1,410 square meters are for retail stores. We acquired the site in September 2013, commenced construction of this project in April 2014, and began to deliver units in 2016. This project consists of 1,569 units. We started pre-sales in July 2014, and as of December 31, 2018, we had sold 1,569 units with a total GFA of 169,674 square meters.

Shanghai Royal Palace. The land is located in Zhaoxiang Town in the Qingpu District of Shanghai. This project covers a site area of 28,600 square meters and is expected to have a total GFA of 57,770 square meters, of which 45,652 square meters are for high-rise buildings and 12,118 square meters are for retail stores. We acquired the site in April 2014, commenced construction of this project in August 2014, and began to deliver units in 2016. This project consists of 622 units. We started pre-sales in January 2015, and as of December 31, 2019, we have sold 535 units with a total GFA of 46,406 square meters.

Chengdu Thriving Family. The land is located in the Huayangyixin Community of Chengdu. This project covers a site area of 75,008 square meters and is expected to have a total GFA of 203,379 square meters, of which 176,477 square meters are for high-rise buildings and 26,902 square meters are for retail stores. We acquired the site in January 2014, commenced construction of this project in June 2014, and began to deliver units in 2016. This project, when completed, will consist of 2,515 units. We started pre-sales in September 2014, and as of December 31, 2019, we had sold 2,462 units with a total GFA of 195,263 square meters.

Sanya Yazhou Bay No.1. The land is located in the Creative Industry Park in the Yacheng Town of Sanya. This project covers a site area of 78,765 square meters and is expected to have a total GFA of 117,585 square meters, of which 105,569 square meters are for high-rise buildings, 9,808 square meters are for multi-layer buildings and 2,208 square meters are for retail stores. We acquired the site in January 2014, commenced construction of this project in November 2014, and began to deliver units in 2016. This project, when completed, will consist of 1,605 units. We started pre-sales in November 2014, and as of December 31, 2019, we had sold 1,553 units with a total GFA of 114,620 square meters.

Kunshan Royal Palace. The land is located east of Xihuan Road and south of Guiyi Road in the Huaqiao Town in Kunshan. This project covers a site area of 145,776 square meters and is expected to have a total GFA of 280,591 square meters, of which 65,178 square meters are for multi-layer buildings, 205,445 square meters are for high-rise buildings, 640 square meters are for basements and 9,328 square meters are for retail stores. We acquired the site in October 2013, commenced construction of this project in October 2013, and began to deliver units from 2015. This project, when completed, will consist of 2,658 units. We started pre-sales in November 2013, and as of December 31, 2019, we had sold 2,603 units with a total GFA of 278,922 square meters.

Changsha Xinyuan Splendid. The land is located on Dongfanghong South Road in the Yuelu District of Changsha. This project covers a site area of 89,460 square meters and is expected to have a total GFA of 251,652 square meters, of which 229,366 square meters are for high-rise buildings and 22,286 square meters are for retail stores. We acquired the site in March 2014, commenced construction of this project in August 2014, and began to deliver units in 2016. This project, when completed, will consist of 2,952 units. We started pre-sales in November 2014, and as of December 31, 2019, we had sold 2,923 units with a total GFA of 246,191 square meters.

Xi’an Metropolitan. The land is located north of Fenghe Road in Xi’an. This project covers a site area of 85,118 square meters and is expected to have a total GFA of 285,997 square meters, of which 207,080 square meters are for high-rise buildings, 16,119 square meters are for retail stores, and 62,798 square meters are for office buildings. We acquired the site in July 2014, commenced construction of this project in December 2014, and began to deliver units in 2016. This project, when completed, will consist of 2,602 units. Pre-sales started in December 2014, and as of December 31, 2019, we had sold 2,463 units with a total GFA of 271,807 square meters.

Jinan Xin Central. The land is located south of Huayuan Road and west of Huaxin Road in Jinan. This project covers a site area of 51,352 square meters and is expected to have a total GFA of 194,410 square meters, of which 99,284 square meters are for high-rise buildings, 32,371 square meters are for retail stores, 51,022 square meters are for office buildings, 6,231 square meters are for public rental housing and 5,502 square meters are for basements. We acquired the site in March 2015, commenced construction of this project in May 2015, and began to deliver units in 2016. This project, when completed, will consist of 2,715 units. We started pre-sales in May 2015, and as of December 31, 2019, we had sold 2,645 units with a total GFA of 186,844 square meters.

Zhengzhou Xindo Park (commercial). The land is located south of Bairong Road and west of Daxue Road in Zhengzhou. This project covers a site area of 40,218 square meters and is expected to have a total GFA of 134,064 square meters, of which 109,948 square meters are for office buildings and 24,116 square meters are for retail stores. We acquired the site in September 2013, commenced construction of this project in January 2015, and began to deliver units in 2017. This project, when completed, will consist of 2,170 units. We started pre-sales in April 2015, and as of December 31, 2019, we had sold 2,160 units with a total GFA of 133,457 square meters.

Henan Xin Central I. The land is located south of Bairong Road and east of Xingyuan Road in Zhengzhou. This project covers a site area of 86,781 square meters and is expected to have a total GFA of 261,492 square meters, of which 210,939 square meters are for high-rise buildings, 16,028square meters are for retail stores, 26,040 square meters are for public rental housing and 8,485 square meters are for basements. We acquired the site in December 2014 and commenced construction in July 2015, and began to deliver units in 2017. This project, when completed, will consist of 3,177 units. We started pre-sales in July 2015, and as of December 31, 2019, we had sold 3,012 units with a total GFA of 253,634 square meters.

Zhengzhou Fancy City I. The land is located south of Dingsheng Road and west of Siji Road, in Zhengzhou. This project covers a site area of 50,656 square meters and is expected to have a total GFA of 166,709 square meters, of which 134,039 square meters are for high-rise buildings, 10,167 square meters are for retail stores, 16,741 square meters are for public rental housing and 5,762 square meters are for basements. We acquired the site in December 2014 and commenced construction in September 2015, and began to deliver units in 2017. This project, when completed, will consist of 1,725 units. We started pre-sales in October 2015, and as of December 31, 2019, we had sold 1,477 units with a total GFA of 159,285 square meters.

Zhengzhou Fancy City II (South). The land is located west of Songshan Road within the 4th Ring Road in Zhengzhou. This project covers a site area of 27,486 square meters and is expected to have a total GFA of 84,274 square meters, of which 78,445 square meters are for high-rise buildings, 3,628 square meters are for retail stores and 2,201 square meters are for basements. We acquired the site in April 2016 and commenced construction in June 2016, and expect to deliver units in 2018. This project, when completed, will consist of 766 units. We started pre-sales in June 2016, and as of December 31, 2019, we had sold 765 units with a total GFA of 82,531 square meters.

Kunshan Xindo Park. The land is located in the Huaqiao area of Kunshan, which is within the Shanghai Outer Ring Expressway. This project covers a site area of 47,523 square meters and is expected to have a total GFA of 89,002 square meters, of which 72,750 square meters are for high-rise buildings and 16,252 square meters are for retail stores. We acquired the site in April 2016, commenced construction of this project in July 2016, and expect to deliver units in 2018. This project, when completed, will consist of 1,077 units. We started pre-sales in July 2016, and as of December 31, 2018, we had sold 1,052 units with a total GFA of 86,209 square meters.

Xingyang Splendid II. The land is located south of Zhengshang Road in Xingyang. This project covers a site area of 60,556 square meters and is expected to have a total GFA of 118,530 square meters, of which 118,530 square meters are for high-rise buildings. We acquired the site of 7,577 square meters in November 2013 and 52,979 square meters in August 2014, commenced construction of this project in December 2014, and began to deliver units in 2017. This project, when completed, will consist of 1,575 units. We started pre-sales in December 2014, and as of December 31, 2019, we had sold 1,456 units with a total GFA of 98,019 square meters.

Xuzhou Colorful City. The land is located south of Kuangshan Road in the Quanshan District in Xuzhou. This project covers a site area of 45,046 square meters and is expected to have a total GFA of 130,840 square meters, of which 17,600 square meters are for multi-layer buildings, 93,889 square meters are for high-rise buildings 6,972 square meters are for retail stores and 12,379 square meters are for basements. We acquired the site in December 2011, commenced construction of this project in June 2013, and began to deliver units in 2016. This project, when completed, will consist of 1,453 units. We started pre-sales in November 2013, and as of December 31, 2019, we had sold 1302 units with a total GFA of 122,503 square meters.

Tianjin Spring Royal Palace I. The land is located in Sicundian Town in the Wuqing District of Tianjin. This project covers a site area of 131,021 square meters and is expected to have a total GFA of 139,691 square meters, of which 73,383 square meters are for high-rise buildings, 5,328 square meters are for retail stores, and 60,979 square meters are for multi-layer buildings. We acquired the site in November 2014, commenced construction in October 2015, and began to deliver units in 2017. This project, when completed, will consist of 1,050 units. We started pre-sales in October 2015, and as of December 31, 2019, we had sold 1,045 units with a total GFA of 131,544 square meters.

Zhengzhou International New City I. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 89,088 square meters and is expected to have a total GFA of 356,587 square meters, of which 292,330 square meters are for high-rise buildings, 21,896 square meters are for retail stores, 36,789 for public rental housing and 5,573 square meters are for basements. We acquired the site in February 2016 and commenced construction in August 2016, and expect to deliver units in 2018. This project, when completed, will consist of 3,135 units. We started pre-sales in September 2016, and as of December 31, 2019, we had sold 3,046 units with a total GFA of 350,630 square meters.

Henan Xin Central II. The land is located south of Bairong Road and Xingyuan Road in Zhengzhou. This project covers a site area of 37,126 square meters and is expected to have a total GFA of 109,522 square meters, of which 92,687 square meters are for high-rise buildings, 3,947 square meters are for retail stores, 1,654 square meters are for basements and 11,234 square meters are for public rental housing. We acquired the site in December 2014 and commenced construction in September 2016, and expect to deliver units in 2018. This project, when completed, will consist of 1,360 units. We started pre-sales in October 2016, and as of December 31, 2019, we had sold 1,128 units with a total GFA of 103,987 square meters.

Xingyang Splendid III. The land is located south of Zhengshang Road in Xingyang. This project covers a site area of 47,709 square meters and is expected to have a total GFA of 121,113 square meters, of which 117,505 square meters are for high-rise buildings and 3,608 square meters are for retail stores. We acquired the site in September 2013 and commenced construction in June 2017, and expect to deliver units in August 2019. This project, when completed, will consist of 1,518 units. We started pre-sales in June 2017. As of December 31, 2019, we had sold 1,084 units with a total GFA of 118,864 square meters.

Changsha Mulian Royal Palace. The land is located in the Yuhua District of Changsha. This project covers a site area of 32,158 square meters and is expected to have a total GFA of 90,992 square meters, of which 57,033 square meters are for high-rise buildings, 32,351 square meters are for multi-layer building and 1,608 square meters are for retail stores. We acquired the site in October 2016 and commenced construction in May 2017, and expect to deliver units in August 2019. This project consisted of 694 units. We started pre-sales in August 2017, and all of the 694 units have been sold.

Zhengzhou International New City II. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 41,821 square meters and is expected to have a total GFA of 176,037 square meters, of which 159,563 square meters are for high-rise buildings, 12,708 square meters are for retail stores and 3,766 square meters are for basements. We acquired the site in July 2016 and commenced construction in July 2017, and expect to deliver units in 2019. This project, when completed, will consist of 1,558 units. We started pre-sale in August 2017, and as of December 31, 2019, we had sold 1,495 units with a total GFA of 170,027 square meters.

New York Oosten. The land is located in the Williamsburg neighborhood of Brooklyn, New York, United States. This project covers a site area of 8,094 square meters and is expected to have a total GFA of 30,855 square meters for sub-high-rise buildings. We acquired the site in September 2012, commenced construction of this project in November 2013, and began to deliver units in 2016. This project consists of 216 units. Presales started in June 2014, and as of December 31, 2019, 177 units with a total GFA of 21,657 square meters had been sold.

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

Kunshan Xindo Park Shopping Center. In 2018, we completed the Kunshan Xindo Park Shopping Center, located in Kunshan, Jiangsu Province. As part of the Kunshan Xindo Park project, the shopping center has a construction GFA of 3,904 square meters. The Kunshan Xindo Park Shopping Center formally opened in March 2019 and provides retail services including a supermarket, food and beverage, children’s education, a movie theater and other ancillary services, appealing to customers within a radius of three to five kilometers.

Target Shopping Center. Target will occupy approximately 28,090 square feet, or 81%, of the retail space to operate a full-service Target store featuring both their retail department store as well as their grocery store. Target has taken possession of the space and is currently building out their store with a plan to open for business this summer.

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

Opportunity Identification

The first stage of our development process involves the identification of new opportunities for upcoming land auctions or acquisition of entities in our selected high growth cities around China. Our Land Development Department prepares a strategic plan that specifies our future project development plans and land acquisition requirements. They also conduct in-depth demographic and market research regarding our selected cities. We have formulated a set of criteria in selecting suitable high growth cities to expand our operations based on certain indicators, including, among others:

•	middle to upper rankings in economic strength;

•	populations greater than five million;

•	clear city development and planning;

•	sustainable land supply at reasonable prices for future developments;

•	acceptable competition levels in the real estate market; and

•	lower level of property speculation.

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

We evaluate projects through a rigorous planning and approval process. We consider detailed input from each of our Land Development Department, Planning-Design Department, Operations Department, Financial Department and local team. The proposed project, once vetted and approved by various departments, will be submitted to the investment committee of our board for approval.

Land Acquisition

Once we receive approval for a proposed project, we will proceed to bid for the land site. We acquire land for development primarily through the governmental auction process, or acquisition of entities. When deciding to whom the land use rights should be granted, the relevant authorities and entities may consider not only the bidding price, but also the bidder’s real estate development experience, development track record, credit history, qualification and development proposal in connection with their local zoning, urbanization and development plans.

If opportunities arise, we will also consider obtaining land use rights from third parties through negotiation, co-development or other joint venture arrangements. We decide on whether to develop by ourselves or to partner with third business partners through joint ventures or associations, by taking into account various factors, such as estimated land acquisition costs, the development scales of the potential projects, the specialty and resources possessed by the potential business partner, as well as the expected commercial terms available to us upon negotiation. With portions of initial capital contributed by the third-party business partners, we can invest in property projects with relatively lower capital outlay.

Project Planning and Design

Our project planning and design process includes concept and architectural design, budgeting, quality control, output examination as well as customer experience after delivery review. We believe careful planning is essential to control costs, build quality and improve efficiency of our development schedule.

We outsource substantially our design work to reputable third-party design firms. Our design team works closely with our external designers and architects to ensure that our designs comply with PRC laws and regulations, and meet our design, smart house and other project objectives. Our senior management is also actively involved in the process, especially in the master planning and architectural design of our projects.

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

We endeavor to deliver the units to our customers on a timely basis. We closely monitor the progress and quality of construction of our property projects and conduct pre-delivery property inspections to ensure timely and qualified delivery. The time frame for delivery is set out in the sale and purchase agreements entered into with our customers, and according to purchase agreements, we are subject to penalty payments to the purchasers for delay in delivery caused by us. Once a property development has been completed, has passed the requisite government inspections and is ready for delivery, we notify our customers and hand over keys and possession of the properties.

To ensure quality property management, we provide property management services to purchasers until they have become statutorily entitled to elect their own property management companies. As of December 31, 2019, owners of all of our developments who had become statutorily entitled to elect their property management companies had continued to choose us to manage their properties.

Our property management services include security, landscaping, building management and management of public facilities and equipment, and additional services, such as cultural activities, housekeeping and repair. We are currently managing approximately 20.06 million square meters, comprising more than 126,539 residential units.

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

We set up a specialized United States project team in 2012, comprised of U.S. local consultants and employees with substantial experience and understanding in various areas of the U.S. real estate market. As of December 31, 2019, we have a team of about seven people in the United States. Their major responsibilities include project research, land valuation, property development management, contracts, and contract terms verification. We also work with outside consultants and agents familiar with the United States markets.

To date, our acquisitions in the United States have been opportunistic and have not followed a specific development model. Our first property development project in the United States, named the New York Oosten Project, is in the Williamsburg neighborhood of Brooklyn, New York. We commenced construction of the development project in November 2013. We started marketing and pre-sale of our property upon receiving approval from the state attorney general in March 2014. As of December 31, 2019, we delivered 177 of 216 units with a total GFA of 21,657 square meters for a total of US$260.1 million.

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

Our Leased Properties and Real Estate Related Services

Ancillary to our property development operations, we also lease certain properties, including an elementary school, two basements, seven clubhouses, thirteen parking facilities, fifteen kindergartens, seven shopping malls and a department. The rental income of our lease operations represented approximately 0.4%, 0.4% and 0.7% respectively, of our revenues for the years ended December 31, 2017, 2018 and 2019.

We provide property management services through Xinyuan Science and Technology Service Co., Ltd. For the years ended December 31, 2017, 2018 and 2019, revenues from our real estate related services represented 2.1%, 2.9% and 2.7% of our total revenue for those periods, respectively.

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

Competition

The real estate industry in China is highly competitive. We compete primarily with local and regional property developers, but an increasing number of large national property developers have also started to enter these markets. Competitive factors include the geographical location of the projects, the types of products offered, brand recognition, price, design and quality. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Residential Property Industry in China — We face intense competition from other real estate developers.” In the cities in which we operate, our major competitors include China Overseas Property Ltd., China Vanke Co., Ltd., Sunshine 100, China Resources Land Limited, Sunac China Holding Limited, Henan Zhengshang Real Estate Co., Ltd., Evergrand Group, Longfor Real Estate Co., Ltd, Greenland Group, China Overseas Property, Country Garden, and KWG Property Holding Ltd.

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

Regulations on Land

The Law of the PRC on Land Administration, implemented on June 25, 1986 and amended on December 29, 1988, August 28, 2004 and August 26, 2019 by the Standing Committee of National People’s Congress, distinguishes between the ownership of land and the right to use land. All land in the PRC is either state-owned or collectively-owned, depending on location. Generally, land in urban areas within a city or town is state-owned, and all land in the rural areas of a city or town and all rural land, unless otherwise specified by law, are collectively-owned.

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

The Regulations on the Grant of State-Owned Construction Land Use Rights through Competitive Bidding, Auction and Listing-for-Sale (formerly known as the Regulation on the Grant of State-Owned Land Use Rights through Competitive Bidding, Auction and Listing-for-Sale), implemented by the MLR on May 9, 2002 and amended on September 28, 2007, provides that the land for industrial use (except for mining), commercial use, tourism, entertainment and commodity housing development is granted by way of competitive bidding, public auction or listing-for-sale. The land use rights are granted to the bidder with the highest bid/tender in accordance with the terms and conditions of the bid/tender, or to the bidder who can best fulfill the comprehensive evaluation standards of the bid. The successful bidder/tender will then enter into a grant contract with the local land administration authority. Only after the successful bidder/tender has paid the land premium in full under the land grant contract, can the successful bidder/tender apply for the land registration and obtain the land use right certificate.

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

On May 22, 2014, the MLR issued the Provisions on the Economical and Intensive Use of Land, which took effect on September 1, 2014 and amended on July 24, 2019. It provides that commercial land shall be granted via tender, auction and listing process to determine the user and the price. Compensation for all types of land supply shall not be lower than the minimum standard stipulated by the government. It is prohibited to reduce or relieve the land grant price in a disguised form by way of exchanging projects with land, returning fees after collecting them or granting subsidies or awards.

On November 24, 2014, the PRC State Council issued Interim Regulations on Real Estate Registration, which took effect on March 1, 2015 and amended on March 24, 2019. It stipulates the registration authorities and the procedures for registration of rights of real estate rights, including land use rights, which applies to first registration, change of registration, transfer of registration, cancellation of registration, correction of registration, dissidence registration, advance notice registration, close-down registration and other affairs concerning registration of real estate. Further, on January 1, 2016, MLR issued Implementing Rules of the Interim Regulations on Real Estate Registration, which is amended on July 24, 2019, which details the rules of the registration procedures for registration of different kind of rights of real estate.

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

Regulations on Establishment of a Real Estate Development Enterprise

In accordance with the Law of the PRC on Administration of Urban Real Estate, or Urban Real Estate Law, implemented by the Standing Committee of the National People’s Congress on July 5, 1994 and amended on August, 30, 2007, August 27, 2009, and August 26, 2019, a developer is defined as “an enterprise which engages in the development and sale of real estate for the purposes of making profits.”

Under the Regulations on Administration of Development and Operation of Urban Real Estate, or Development Regulations, implemented by the PRC State Council on and effective as of July 20, 1998 and amended on January 8, 2011, March 19, 2018 and March 24, 2019, a real estate development enterprise must satisfy the following requirements:

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

Regulations on Foreign-Invested Real Estate Enterprise

Industrial Restriction

Pursuant to the Special Administrative Measures on the Access of Foreign Investment (Negative List) (2019 Edition) (the “2019 Negative List”) jointly issued by the NDRC and the MOFCOM on June 30, 2019 and enforced on July 30, 2019, the foreign investment related to real estate development does not fall within the category of industries in which foreign investment is restricted or prohibited. The 2019 Negative List enumerates the restricted industries and the prohibited industries in relation to foreign investment, and the industries such as real estate development industry which do not fall within the 2019 Negative List, shall be administered under the principle of equal treatment to domestic and foreign investment. On March 15, 2019, the Foreign Investment Law of the People’s Republic of China, or the “FIL”, was issued by SCNPC and took effect on January 1, 2020, which also provides that the industries in which foreign investment is not restricted and prohibited shall be administered under the principle of equal treatment to domestic investment, however, where verification and record-filing of a foreign investment are required, relevant provisions of the State shall still be followed.Circular No. 171

Considering the increasing foreign investment in the real estate industry in recent years, the MOHURD, the MOFCOM, the NDRC, the PBOC, the SAIC, and the SAFE jointly implemented the Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market, or Circular No. 171, on July 11, 2006 and amended on August 19, 2015, which may impact foreign investment in the real estate industry in the following areas:

Circular No. 171 requires a FIREE, with total investments equating to or exceeding US$10 million to have a registered capital consisting of certain percentage of its total amount of investment. FIREEs with total investments below US$10 million must have a registered capital in amounts pursuant to and consistent with existing regulations.

•	Upon payment of the land use rights grant premium, the FIREE can apply to the land administration authority for a land use rights certificate. Upon obtaining the land use rights certificate, an FIREE may then obtain a recertification of its existing Foreign-Invested Enterprises Approval Certificate, or FIEAC, and the Business License, with the same validity period as that of such land use rights certificate; following which, the FIREE may apply to the tax administration for tax registration purposes.

•	When a foreign investor merges with a domestic real estate enterprise, or acquires a FIREE’s equity or project, the investor is required to submit a guarantee which ensures the compliance with the provisions of the land use rights grant contract, construction site planning permit and construction work planning permit, and the land use rights certificate, and the modification certification issued by the construction authorities, and the tax payments certification issued by the relevant tax authorities.

•	Foreign investors which merge with domestic real estate development enterprises by share transfers or other methods, or which acquire the equity of a PRC party in joint venture enterprises, must allocate their employees appropriately, deal with bank debts and settle the lump sum payment of the transfer price through self-owned funds. However, a foreign investor with an unfavorable record may not be allowed to conduct any of the aforesaid activities.

•	FIREEs which have failed to obtain a land use rights certificate, or which have under 35% of the total capital required for the project, will not be allowed to obtain a loan in or outside China, and foreign exchange administration departments will not approve any settlement of foreign loans by such enterprises.

•	Any Chinese or foreign investors in an FIREE may not guarantee fixed profit returns or provide other arrangements to the same effect for any party in any form.

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

On November 6, 2015, the MOFCOM and the SAFE jointly promulgated the Circular on Further Improving the Registration of Foreign Investments in Real Estate which has simplified the administrative procedures for foreign invested real estate companies. According to the circular, the local departments of the MOFCOM shall approve the establishment and changes of foreign-invested real estate enterprises in accordance with the laws and statutes concerning foreign investment and provide information on real estate projects in the foreign investment information system of MOFCOM. In addition, the public registration on the website of MOFCOM is canceled. Furthermore, the MOFCOM will randomly select foreign-invested real estate enterprises for examinations on a quarterly basis.

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

Planning of a Real Estate Project

The Law of the PRC on Urban and Rural Planning, implemented by the National People’s Congress on October 28, 2007 and effective as of January 1, 2008 and amended on April 24, 2015 and April 23, 2019 replacing the previous City Planning Law of the PRC, provides that a developer who has obtained land use rights by grant must, after obtaining approval for a construction project and signing a land use rights grant contract, apply to the city planning authority for the Permit for Construction Site Planning It further provides that a developer who has a proposed construction project within the planning area of a city or town must, after obtaining a Permit for Construction Site Planning, prepare the necessary planning and design work, and submit the detailed planning and design report, together with the land use rights certificate, to the city planning authority or the town government designated by the provincial government, and apply for the Permit for Construction Work Planning.

Construction of a Real Estate Project

On June 25, 2014, the MOHURD implemented the Measures for the Administration of Construction Permits for Construction Projects, which was amended on September 28, 2018. Under the measures, after having obtained a Permit for Construction Work Planning, a developer needs to file an application for a Construction Permit with the local construction authority above the county level.

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

The Circular of the State Council on Firmly Curbing Precipitous Rise of Some Urban Housing Prices implemented on April 17, 2010 by the PRC State Council, provides for the implementation of a stricter differentiated housing loan policy, including:

•	purchasers of a first residential property for a household with a GFA of greater than 90 square meters must make down payments of no less than 30% of the purchase price;

•	purchasers of a second residential property for a household must make down payments of no less than 50% of the purchase price and the interest rate of any mortgage for such property must equal at least the benchmark interest rate plus 10%; and

•	the minimum down payment amount and applied interest rate must be increased significantly for purchasers of a third residential property.

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

According to the Fire Prevention Law of the People’s Republic of China promulgated by the SCNPC on April 29, 1998 and implemented on September 1, 1998, later amended on October 28, 2008 and implemented on May 1, 2009, and latest amended and implemented on April 23, 2019, fire prevention facilities design and works for construction projects shall conform to state’s fire prevention technical standards for engineering construction. Provisions on Supervision and Administration of Fire Prevention of Construction Projects promulgated by the Ministry of Public Security of the People’s Republic of China on April 30, 2009, implemented on May 1, 2009 and later amended on July 17, 2012 and implemented on November 1, 2012 shall apply to the fire prevention supervision and administration of new construction, expansion, reconstruction (including indoor and outdoor improvement, thermal insulation in buildings and modification of uses) and other construction projects. This provision also specify the procedure and standard for review of fire facilities design and acceptance of fire prevention facilities.

Regulations on Civil Air Defense Property

Pursuant to the National Defense Law of the PRC promulgated by the NPC on March 14, 1997 and amended by SCNPC on August 27,2009, national defense assets are owned by the State. Pursuant to the Civil Air Defense Law of the PRC promulgated by the SCNPC on October 29, 1996 and amended on August 27, 2009, State supports and encourages the enterprises in kinds of way to invest in the construction of civil air defense property. The civil air defense property is used and managed at ordinary time by its investor who derives profits therefrom. The design, construction and quality of the civil air defense property must conform to the protection and quality standards established by the State. The use of civil air defense property at ordinary time shall not impair its function of air defense. Pursuant to the Interim Measures for Quality Supervision and Management of Civil Air Defense Property promulgated by the National Civil Air Defense Office on February 13, 2001, the construction of the civil air defense property shall be subject to the supervision of the relevant quality supervision department of civil air defense.

Regulations on Property Management

The Property Management Rules, amended by the PRC State Council on August 26, 2007 and effective as of October 1, 2007 and amended on February 6, 2016, provide that property owners have the right to appoint and dismiss property service enterprises (formerly known as property management enterprises). The rules also establish a regulatory system for property service enterprises, which encompasses the following regulations:

•	the Measures for the Administration of Qualifications of Property Service Enterprises (formerly known as the Measures for the Administration of Qualifications of Property Management Enterprises) amended by the MOHURD and effective as of November 26, 2007, amended on May 4, 2015 and January 21, 2017, provide that property service enterprises must apply to the local branch of the MOHURD and undertake a qualification examination to obtain a Property Service Qualification Certificate. A property service enterprise must pass the Property Service Qualification (formerly known as the Property Management Qualification), or PSQ examination, in order to engage in property management. Property service enterprises are classified as class I, II or III. Different classes of service enterprises have different establishment requirements and may manage different types of premises. However, the Measures for the Administration of Qualifications of Property Service Enterprises expired on March 8, 2018, the qualifications of property service enterprises are cancelled and no administrative approval is required for operating property service.

•	the Measures on the Administration of Bid Soliciting and Bidding Concerning Preliminary Property Management, implemented on June 26, 2003 by the MOHURD, provide that prior to the selection of the Property Owners’ Committee, or the POC, the property developer will select a property management enterprise to provide property management services.

•	the NDRC and the MOHURD jointly implemented the Measures on the Administration of Property Management Service Fees on November 13, 2003, which provide that property management fees will be determined by mutual consent between the POC and the property management enterprise, and set forth in writing in the property management service contract.

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

Xinyuan is a holding company established in the Cayman Islands that operates its business and operations through its subsidiaries. For its operations in each of the PRC and the United States, the Group has a local holding company which owns the operating entities. The Group establishes a separate entity for each development project. In addition, the Group has various subsidiaries which have been created for use in various future ventures, and subsidiaries which provide real estate and property management related technology services. Please refer to Exhibit 8.1 to this Annual Report on Form 20-F for a listing of the Company’s subsidiaries, including country of incorporation. Please refer to Note 1 of our audited consolidated financial statements for the ownership percentages of the Group’s principal subsidiaries.

Effective October 11, 2019, Xinyuan's property management service ("Xinyuan Service"), entity was listed on the Hong Kong Stock Exchange under code ‘01895’, with 25% of the outstanding shares issued to new investors, following an internal reorganizaton pursuant to which Xinyuan Service became a subsidiary of Xinyuan Real Estate, Ltd. The initial public offering price for each share was HK$2.08, resulting in an initial market valuation of HK$1.04 billion. Xinyuan Real Estate, Ltd. will remain the largest shareholder with 60% of total shares held, and Xinyuan Service will still be consolidated on Xinyuan’sfinancial statements.

D.	Property, plant and equipment

Our headquarters and some of our subsidiaries are located in Beijing, China, where we lease approximately 8,338 square meters of office space. We also lease a total of approximately 14,063 square meters of office space in other cities where our subsidiaries are located, which includes approximately 1,383 square meters in Jinan, Shandong Province, 1,966 square meters in Suzhou, Jiangsu Province, 1,136 square meters in Kunshan, Jiangsu Province, 276 square meters in Xuzhou, Jiangsu Province, 4,611 square meters in Zhengzhou, Henan Province, Shaanxi Province, 2,751 square meters in Changsha and 943 square meters in Wuhan, Hunan Province, 517 square meters in Chengdu, Sichuan Province, 367 square meters in New York and 115 square meters in Malaysia.

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

In accordance with Instruction 6 to Item 5, information with respect to the fiscal year 2017 has been omitted from this Item 5. Such information has previously been reported and is available in Item 5 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2018.

A.	Operating Results

Overview

Since our inception in 1997, we have completed 60 projects with total GFA of 9,068,623 square meters. As of December 31, 2019, we had 40 projects in 17 cities in China and the United States with estimated total GFA of 7,242,225 square meters under construction and planning, of which 28 projects with estimated total GFA of 4,041,106 square meters were under construction. As of December 31, 2018, we had 42 projects in 14 cities in China and the United States with estimated total GFA of 7,541,823 square meters under construction and planning, of which 29 projects with estimated total GFA of 4,480,111 square meters were under construction . In addition, we had 1 project in London, United Kingdom with estimated total GFA of 29,767 square meters under construction.

Our total revenue, derived primarily from sales of residential real estate, was US$2,217.6 million in 2018 and US$2,482.6 million in 2019. Our net income was US$106.0 million and US$83.0 million, respectively, for the same periods. We acquire land in China primarily through auctions of government land and acquisition of landowning entities. These acquisition methods allow us to obtain unoccupied land with unencumbered land use rights, which in turn enables us to save the time and expenses associated with protracted legal processes to obtain title, demolition and re-settlement and to commence construction quickly.

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

Principal Factors Affecting Our Results of Operations

Economic growth and demand for residential property in China and since 2012, in the United States

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the cities where we operate. As of December 31, 2019, 97.2% of the units in our completed projects have been sold. We have periodically experienced some volatilities in demand due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices, such as the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market announced by the General Office of the PRC State Council in February 2013 which, among others, requires an individual income tax at a rate of 20% on gains generated from the sale of a self-owned property (See “Item 4. Information on the Company — B. Business Overview — Regulation — China — Regulations on Real Estate Financing”). However, we expect continuing economic growth in China, rising disposable income levels and population growth in our target cities to support demand for residential properties over the next several years. If we continue to expand our business operations in the United States, trends and development in the U.S. economy, including developments in the United States housing markets, will become increasing important to our business and results of operations.

PRC government policies and regulations

Our business and results of operations are significantly affected by PRC government policies and regulations, particularly those that relate to land sales and development, project and consumer financing, property sales and transfers, property taxation and residential property prices.

We believe that it is in the PRC government’s interest to stabilize the market and to encourage the urbanization process and that increases of disposable income will continue to support the long-term growth of China’s real estate market. Accordingly, we expect that the government will maintain policies that will foster long-term healthy growth and curb potential bubbles in the market. However, we cannot assure that the PRC government will not adopt further measures in the future that may adversely affect our business and financial performance or that a real estate bubble will not develop despite government efforts to discourage such development.

Moreover, a substantial portion of our customers depend on mortgage financing to purchase our properties. Although government policies have generally fostered the growth of private home ownership, regulations have been adopted in recent years to tighten and then loosen mortgage lending rules.

Such policies relate to, among other matters, down payment requirements and ratios, minimum loan interest rates ad amount or percentage or mortgage financing.

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

Location, number and type of our property developments

The amount of revenue we record in any given period is affected by a number of factors, including the number, type and location of properties we have under construction and their stage of completion, whether the completed units have been sold and the realized selling prices for such units. The average selling prices of our projects vary depending on the types and sizes of the units sold and on the location of the projects. As the overall development moves closer to completion, the sales prices tend to increase because a more established residential community is offered to purchasers. The type of property development affects the estimated construction period of the project, which largely determines the revenue recognition method we apply. Revenue recognized in any period at a point in time depends on the number, aggregate GFA and average selling prices of units completed and sold during the period. Revenue recognized in any period on an over time basis depends on contracted sales of units in the relevant project and the completion progress of a project (measured by the ratio of cost incurred to total estimated cost). As the completion and sales of our projects are not spread evenly over time, our results of operations may differ significantly from period to period.

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

In addition to bank debt, we obtain financing through the issuance of debt securities and through onshore corporate bonds issued by our subsidiary, Xinyuan China. As of December 31, 2019, we had outstanding US$978.1 million aggregate principal amount of Senior Secured Notes with interest rates ranging from 7.75% to 14.2%. Also as of December 31, 2019, Xinyuan China had outstanding US$98.9 million in corporate bonds. For more detailed discussion of the bank borrowing and debt securities, see Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.

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

Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites increases, the auction mechanism tends to lead to higher prices. In 2018 and 2019, land use rights costs, including auction price and taxes, constituted 42.2% and 45.7% respectively, of our costs of revenue. During 2019, we incurred an aggregate of US$177.5 million for land acquisitions in China, including deposits for potential acquisitions under the negotiated land acquisition model.

We acquire our developments sites or land held for sale in the United States generally through off-market transactions, including resales and distressed sales. During 2019, we did not purchase any new property in the United States.

On March 21, 2018, we acquired from ED Group, a 50% equity stake in MDL, the developer of the Madison Project, via our wholly-owned subsidiary Xinyuan International (HK) Property Investment Co., Limited for a total consideration of US$19.1 million.

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

Our execution capability to support business expansion

Since 2006, we have been expanding our residential property development operations from Zhengzhou in Henan Province into other high growth cities, we plan to expand into additional high growth cities as suitable opportunities arise. The development of real estate projects across additional high growth cities will impose significant demand on our management and other operational resources. Moreover, we will face increased competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of our targeted high growth cities has its own market conditions, customer requirements and local regulations related to the real estate industry. In addition, while our primary focus continues to be residential real estate markets in the high growth cities in China, we have expanded into the U.S. market. Our expansion in the U.S. market, which is significantly different from China in terms of market conditions, regulatory compliance requirement and customers, imposes significant demands on our management and other operational resources. In 2014, we acquired 100% of the shares of a Malaysian company, which owns offshore land fill development rights for a total area of 170 acres (approximately 687,966 square meters). On March 21, 2018, we acquired from ED Group, a 50% equity stake in MDL, the developer of the Madison Project, via our wholly-owned subsidiary Xinyuan International (HK) Property Investment Co., Limited for a total consideration of US$19.1 million. We have no development experience in Malaysia and England, nor have we ever engaged in landfill reclamation projects. Such expansion also imposes significant demands on our capital and management resources to develop and generate future revenues from projects. The success of our business expansion depends on our ability to develop, market and deliver quality development projects on time. In addition, the progress and costs of a development project can be adversely affected by many factors, such as delays in obtaining necessary licenses, permits or approvals from relevant government authorities, failure by local contractors to comply with our designs, specifications or standards, and disputes with our third-party contractors. As we are not permitted to commence pre-sales in China until we have reached certain milestones in the construction progress for a project, any significant delay in construction could restrict our ability to pre-sell our properties, which could extend the recovery period for our investments. This, in turn, could have an adverse effect on our cash flow, investment returns, results of operations and financial position.

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

	2018		2019
	US$	%	US$	%
	(in thousands, except for percentages)
Real estate sales	2,139,371	96.5	2,387,032	96.1
Real estate leasing	9,585	0.4	16,129	0.7
Real estate management services income	63,447	2.9	67,488	2.7
Other revenue	5,148	0.2	11,984	0.5
Total revenue	2,217,551	100.0	2,482,633	100.0

The impact of foreign exchange rate variances on reported revenues in U.S. dollars was an adverse 4.3 % for the year ended December 31, 2019, compared to a favorable 2.1% for the year ended December 31, 2018. These variances were due to the fact that the appreciation of the RMB versus the U.S. dollar during 2019 was heightened as compared to 2018.

Real estate sales

Real estate sales represent revenues from the sales of residential properties we develop and acquire. Throughout this annual report, real estate sales are stated net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$21.4 million, and US$2.8 million for 2018 and 2019, respectively. Beginning May 1, 2016, a value added tax instead of the business tax was levied on the relevant contracted sales value at the rate of 5 % or 11%. Beginning May 1, 2018, the rates of value added tax was levied on the relevant contracted sales value at the rate of 5% or 10%. Beginning May 1, 2019, the rates of value added tax was levied on the relevant contracted sales value at the rate of 5% or 9%.

On January 1, 2018, the Company adopted ASC 606: Revenue from Contracts with Customers (“ASC 606”) issued by the Financial Accounting Standards Board. The Company adopted the guidance using the modified retrospective approach for the year ended December 31, 2019. Under the new revenue recognition standards, revenue from domestic real estate sales under the previous contract terms, which used to be recognized over time under the percentage of completion method (“POC”), was not recognized until title is transferred when the Company does not have the enforceable right to payment, therefore, the revenue, cost and retained earnings decreased; on the other hand, the balance of real estate properties under development and customer deposits increased. For the year ended December 31, 2018 and 2019, all the revenues related to projects in the U.S. were recognized until title is transferred.

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

Costs of revenues

The following table sets forth a breakdown of our costs of revenues for the period indicated:

	2018		2019
	US$	%	US$	%
	(in thousands, except for percentages)
Cost of real estate sales
Land use rights costs	676,284	42.2	877,582	45.7
Construction costs	860,689	54.1	974,237	50.7
Total cost of real estate sales	1,543,973	96.3	1,851,819	96.4

Cost of real estate leasing	9,349	0.6	12,757	0.7
Cost of real estate management services	44,620	2.8	40,889	2.1
Other costs	4,131	0.3	16,858	0.8
Total Costs of revenues	1,602,073	100.0	1,922,323	100.0

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

Construction costs. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for flexible payments which cover substantially most of all labor, materials, fittings and equipment costs, subject to adjustments for certain prescribed contingencies, such as design changes during the construction process or changes in government-suggested steel prices or cement prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we directly purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$135.3 million, and US$125.3 million for 2018 and 2019, respectively.

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

For the years ended December 31, 2018 and 2019 we did not recognize any impairment for our active projects, consisting of projects under construction or planning or completed or held for lease.

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

As of December 31, 2019, we employed 108 full-time sales and marketing personnel. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

•	staff salaries and benefits, quarterly and annual bonuses, and stock-based compensation;

•	traveling and office expenses;

•	professional fees, such as audit and legal fees; and

•	other expenses.

Interest Income

Interest income represents interest earned on mainly on our bank balances.

Interest Expenses

Interest expense includes (i) interest on US$300 million principal amount of our 14.20% notes due 2021 (the “October 2021 Senior Secured Notes” which were partially redeemed early in 2019), US$300 million principal amount of our 7.75% notes due 2021 (the “February 2021 Senior Secured Notes" which were partially redeemed early in 2019), US$300 million principal amount of our 8.875% notes due 2020 (the “November 2020 Senior Secured Notes” which were partially redeemed early in 2019), US$200 million principal amount of our 9.875% notes due 2020 (the “March 2020 Senior Secured Notes" which were partially redeemed early in 2019), US$628 million principal amount of our public onshore bonds (which was partially redeemed early in 2019), US$377 million principal amount of our non-public onshore bonds (which was partially redeemed early in 2019), (ii) amortization of debt issuance cost, and (iii) interest expense on capital leases.

Except for U.S. dollar-denominated borrowings from the following: US$123.5 million from The Bank of East Asia, US$59.5 million from Kent EB-5. LLC, and US$50.2 million from The Bank of Ozarks and US$0.8 million from The Bank Direct Capital Finance, all of our borrowings are granted by PRC commercial banks or financing institutions and denominated in RMB. Our senior secured notes (see below) are also denominated in U.S. dollars. Interest rates on our long-term PRC bank borrowings are typically variable and linked to benchmark rates published by the PBOC. Our weighted average interest rate on short-term bank loans and other debt as of December 31, 2019 was 8.33%. As of December 31, 2019, the PBOC benchmark rate for a one-year loan was 4.35% per annum and those for loans of more than one year ranged from 4.75% to 4.9% per annum. The above-mentioned borrowings from oversea branches of PRC banks are secured by RMB deposits in PRC banks’ local branches and bear interest rates LIBOR plus 1.1%.

The October 2021 Senior Secured Notes in the principal amount of US$300 million bear interest at the fixed rate of 14.20% per annum. The February 2021 Senior Secured Notes in the principal amount of US$300 million bear interest at a fixed rate of 7.75% per annum. The November 2020 Senior Secured Notes in the principal amount of US$300 million bear interest at a fixed rate of 8.875% per annum. The March 2020 Senior Secured Notes in the principal amount of US$200 million bear interest at a fixed rate of 9.875% per annum.

For the year ended December 31, 2019, out of total interest costs incurred, US$113.8 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2019 Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$317.9 million for the year of 2019, including US$308.7 million of interest on loans and notes, US$8.1 million of amortization of debt issuance costs and US$1.0 million of amortization of aircraft finance lease related interest.

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

Share of Loss of Equity Investee

As of December 31, 2018 and 2019, the Group has a 1.85% investment in Zhengzhou Lianhe Real Estate Co., Ltd. The Group does not exercise significant influence over Zhengzhou Lianhe Real Estate Co., Ltd. and therefore, the Group accounts for the investment as nonmarketable equity security. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible. The Company adopted ASU 2016-01 and elected to record equity investments without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the Company. There were no material adjustments for observable price change or impairment related to these investments for the year ended December 31, 2019.

On January 11, 2016, the Group together with two other entities established a joint venture called Shenzhen Zhong An Financial Lease Co., Ltd. (“Shenzhen Zhong An”), in which the Group holds a 25% equity interest. The purpose of the joint venture is to undertake financial lease businesses. For the year ended December 31, 2019, dividend received amounted to US$183,427 (2018: nil).

On November 3, 2016, the Company together with two third parties established Zhengzhou Xinci Health Service Co., Ltd. (“Zhengzhou Xinci”) to provide health services in Zhengzhou, in which the Company holds a 60% equity interest and injected capital amounted US$1,290,135 in 2017. Based on the articles of association, Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over Zhengzhou Xinci’s operation and financial decisions and accounted for it as an equity method investment.

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

On January 18, 2017, the Group acquired 51% equity interest in Zhengzhou Hangmei. Zhengzhou Hangmei, a consolidated subsidiary, holds a 3.75% equity interest of Zhengzhou Taike Real Estate Co., Ltd. amounting to US$738,073. The Group does not exercise significant influence over Zhengzhou Taike Real Estate Co., Ltd. and therefore, the Group accounted for the investment as nonmarketable equity security. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible. The Company adopted ASU 2016-01 and elected to record equity investments without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the Company. There were no material adjustments for observable price change or impairment related to these investments for the year ended December 31, 2019.

On April 19, 2017, the Company signed an agreement to acquire up to 70% equity interest of Qingdao Huiji Zhihui City Industrial Development Co., Ltd. (“Qingdao Huiju”), which is developing a real estate project in Qingdao city from Beijing Huiju Technology Industry Development Co., Ltd., a non-affiliated company for a consideration of US$505.2 million. As of December 31, 2019, US$505.2 million had been paid in exchange for 49% equity interest that has been transferred to the Company. Based on the articles of association, the Company cannot exercise control of Qingdao Huiju until it acquires the entire 70% equity interest, but has the ability to exercise significant influence over Qingdao Huiju’s operating and financial decisions and accounted for it as an equity method investment.

The Group initiated various legal actions against Beijing Huiju for, inter alia, (i) the transfer of the remaining 21% equity interest in Qingdao Huiju to the Group and appointment of directors into the board of Qingdao Huiju, (ii) refund of unauthorized transfer of cash of US$98.7 million from Qingdao Huiju to Beijing Huiju, and (iii) return of business license and official seals of Qingdao Huiju to Qingdao Huiju. In March 2019, the PRC local court held that Beijing Huiju shall refund the unauthorized cash transferred to Beijing Huiju to Qingdao Huiju and has frozen the cash of US$98.7 million in Beijing Huiju’s bank account. In January 2020, local PRC court held that Beijing Huiju shall return the business license and official seals of Qingdao Huiju to Qingdao Huiju. However, Beijing Huiju appealed to PRC Courts against the refund of cash and return of business and official seals to Qingdao Huiju. Currently the above lawsuits are in progress. Based on independent legal advice and after due and careful enquiry, the directors of the Company are of the view that Group is entitled to the receipt of the 21% equity interest in Qingdao Huiju and the appointment of directors into the board of Qingdao Huiju, and Qingdao Huiju is entitled to get back the cash, business license and seals from Beijing Huiju. Hence the above events shall have not any material adverse effect on the Group’s investment in and receivable from Qingdao Huiju.

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

On December 27, 2017, the Company with a non-affiliated company, established a limited partnership, called Wuhu Penghua Tenth Investment Center (Limited Partnership) (“Wuhu Penghua”), where the Company and the other partner invested US$367.3 million and US$153.0 million in cash, respectively. The other partner holds substantive participating rights whereas the Company only exercises significant influence, and therefore, accounted for its investment in Wuhu Penghua under the equity method. In December 2017, Wuhu Penghua and the Company made capital contributions amounting to US$6.9 million and US$0.8 million, representing a 90% and 10% equity interest in Chengdu Xinyuan Renju Enterprise Management Co., Ltd. (“Chengdu Renju”), respectively. The Company exercises significant influence and accounted for its investment in Chengdu Renju using equity method. On September 6, 2018, Wuhu Penghua returned to the non-affiliated partner its related investment contribution resulting in the Company becoming the sole owner of the Wuhu Penghua and Chengdu Renju. Therefore, management assessed that the acquisition constitutes an acquisition of business according to ASC805, Business combinations.

On March 20, 2018, the Company acquired 16.66% equity interest in Suzhou Hengwan Real Estate Co., Ltd (“Suzhou Hengwan”), which is developing a real estate project in Suzhou city from Suzhou Hengwan Enterprise Management Consulting Co., Ltd., a non-affiliated company for a consideration of US$18.6 million. As of December 31, 2019, Suzhou Hengwan returned US$5.4 million (2018: US$7.3 million) of capital to the Company. Based on the articles of association, the Company cannot exercise control of Suzhou Hengwan, but has the ability to exercise significant influence over Suzhou Hengwan’s operating and financial decisions and accounted for it as an equity method investment.

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

On May 31, 2018, the Company acquired 19.99% equity interest in Suzhou Litai Real Estate Co., Ltd (“Suzhou Litai”), which is developing a real estate project in Suzhou city from Yongwei Real Estate (Suzhou) Co., Ltd., a non-affiliated company, for a consideration of US$9.3 million. As of December 31, 2019, Suzhou Litai returned US$5.7 million of capital to the Company. Based on the articles of association, the Company cannot exercise control of Suzhou Litai, but has the ability to exercise significant influence over Suzhou Litai’s operating and financial decisions and accounted for it as an equity method investment.

On June 22, 2018, the Company together with a non-affiliated company, Huzhou Tianhong Real Estate Development Co., Ltd, established a joint venture, Huzhou Xinhong Town Construction and Development Co., Ltd. ("Huzhou Xinhong"), in which the Company holds a 78.46% equity interest. Based on the articles of association, the Company cannot exercise control of Huzhou Xinhong, but has the ability to exercise significant influence over Huzhou Xinhong’s operating and financial decisions and accounted for it as an equity method investment.

On May 27, 2015, the Company together with a non-affiliated company, Nanjing Starry Sky Studios Management Co., Ltd. established a joint venture Beijing Starry Sky Cinema Co., Ltd. ("Starry Sky"), in which the Company holds a 51% equity interest. The purpose of the joint venture is to operate movie theatres. On October 18, 2018, for the best interests of the Company, the Company and its non-affiliated joint venture partner agreed that advances amounting to US$2.4 million for operational needs due from Nanjing Starry Sky should be converted to an additional 19.77% equity interest. Therefore, as of October 18, 2018, the Company’s accumulated equity interest in Starry Sky is 70.77%. Based on the latest articles of association, the Company still cannot exercise control of Starry Sky, but has the ability to exercise significant influence over Starry Sky’s operating and financial decisions and accounted for it as an equity method investment.

On September 25, 2019, the Company acquired 40% equity interest in Taizhou Yiju Real Estate Co., Ltd. ("Taizhou Yiju"), which is developing a real estate project in Taizhou city from Zhejiang Zhongjian Real Estate Co., Ltd., a non-affiliated company, for a consideration of US$8.5 million. Based on the articles of association, the Company cannot exercise control of Taizhou Yiju, but has the ability to exercise significant influence over Taizhou Yiju's operating and financial decisions and accounted for it as an equity method investment.

In July 2019, the Company acquired 24% equity interest in Suzhou Rongjingchen Real Estate Co., Ltd. ("Suzhou Rongjingchen"), which is developing a real estate project in Suzhou city from Suzhou Kaijingsheng Real Estate Co., Ltd., a non-affiliated company, for a consideration of US$42.0 million. Based on the articles of association, the Company cannot exercise control of Suzhou Rongjingchen, but has the ability to exercise significant influence over Suzhou Rongjingchen's operating and financial decisions and accounted for it as an equity method investment.

As of December 31, 2019, the Group’s investment in the investees in the aggregate exceeded its proportionate share of the net assets of the equity method investee by nil (December 31, 2018: nil). This difference, if any, represents equity method goodwill and therefore, is not amortized. For the year ended December 31, 2019, the Group recognized investment loss amounting to US$5.4 million (2018: US$9.4 million), mainly consisting of Wuhu Penghong amounting to US$2.9 million, Qingdao Huiju amounting to US$0.9 million and Starry Sky amounting to US$0.8 million, respectively. As of December 31, 2018 and 2019, there was no material impairment related to these investments.

Net Loss on Debt Extinguishment

On July 10, 2017, the Company redeemed the 13% senior notes due 2019 (the “June 2019 Senior Secured Notes”) for a total redemption amount of US$215,456,000 consisting of the entire outstanding principal balance, interest to the redemption date and debt redemption price amounting to US$200,000,000, US$2,456,000 and US$13,000,000 (equal to the 6.5% of the outstanding principal amount), respectively. The Company recognized loss on extinguishment of debt amounting to US$15,879,702, consisting of both the debt redemption price amounting to US$13,000,000 and unamortized deferred debt issuance costs amounting to US$2,879,702. The Company funded the redemption using the proceeds from the issuance of the February 2021 Senior Secured Notes.

From August 14, 2019 to November 12, 2019, the Company redeemed the 8.2% onshore corporate bonds due 2020 (the “First Tranche Bonds”) for a total principal amount of RMB 0.4 billion (US$57 million). The Company recognized loss on extinguishment of debt amounting to US$1,484, consisting of both the debt redemption price amounting to US$175 and unamortized deferred debt issuance costs amounting to US$1,659.

From June 21, 2019 to August 12, 2019, the Company redeemed the 8.2% onshore corporate bonds due 2021(the “Second Tranche Bonds”) for a total principal amount of RMB 90 million (US$13 million). The Company recognized gain on extinguishment of debt amounting to US$127,864, consisting of both the debt redemption price amounting to US$128,426 and unamortized deferred debt issuance costs amounting to US$562.

From March 14, 2019 to August 14, 2019, the Company redeemed the 8.2% onshore corporate bonds due 2021 (the “Third Tranche Bonds”) for a total principal amount of RMB0.5 billion (US$71 million). The Company recognized loss on extinguishment of debt amounting to US$743,034, consisting of both the debt redemption price amounting to US$740,934 and unamortized deferred debt issuance costs amounting to US$2,100.

On April 7, 2019, the Company redeemed the 8.2% onshore corporate bonds due 2020 (the “2017 Tranche”) remaining amount of RMB 0.63 billion (US$90 million), recognizing loss on extinguishment of debt amounting to US$1,535,132 in 2019, consisting of the debt redemption price amounting to US$1,535,132.

From August 26, 2019 to September 23, 2019, the Company redeemed the 8.5% onshore corporate bonds due 2020 (the “2018 Tranche”) for a total principal amount of RMB76 million (US$11 million). The Company recognized loss on extinguishment of debt amounting to US$20,958, consisting of unamortized deferred debt issuance costs amounting to US$20,958.

From January 4, 2019 to June 21, 2019, the Company redeemed 8.5% onshore corporate bonds due 2022 (the “2019 Tranche”) for a total principal amount of RMB591 million (US$85 million). The Company recognized loss on extinguishment of debt amounting to US$1,894,262 in 2019, consisting of both the debt redemption price amounting to US$1,428,945 and unamortized deferred debt issuance costs amounting to US$465,317.

From April 1, 2019 to June 21, 2019, the Company redeemed the 8.4% onshore corporate bonds due 2022 (the “2019 First Tranche Bonds”) for a total principal amount of RMB637 million (US$91 million). The Company recognized loss on extinguishment of debt amounting to US$3,977,493 in 2019, consisting of both the debt redemption price amounting to US$3,494,668 and unamortized deferred debt issuance costs amounting to US$482,825.

From January 1, 2019 to December 31, 2019, the Company redeemed 8.125% senior notes due 2011 ("August 2019 Senior Secured Notes") for a total principal amount of US$288.1 million. The Company recognized loss on extinguishment of debt amounting to US$1,111,583 in 2019, consisting of the loss from the difference between repurchase price and principal amount of the debt amounting to US$125,165 and the loss from unamortized deferred debt issuance costs amounting to US$986,418.

From January 1, 2019 to December 31, 2019, the Company redeemed the February 2021 Senior Secured Notes for a total principal amount of US$10.6 million. The Company recognized gain on extinguishment of debt amounting to US$1,126,617, consisting of the gain from the difference between repurchase price and principal amount of the debt amounting to US$1,246,256 and the loss from unamortized deferred debt issuance costs amounting to US$119,639.

From January 1, 2019 to December 31, 2019, the Company redeemed the November 2020 Senior Secured Notes for a total principal amount of US$0. 9 million. The Company recognized gain on extinguishment of debt amounting to US$38,136, consisting of the gain from the difference between repurchase price and principal amount of the debt amounting to US$47,200 and the loss from unamortized deferred debt issuance costs amounting to US$9,064.

From January 1, 2019 to December 31, 2019, the Company redeemed the March 2020 Senior Secured Notes for a total principal amount of US$75.7 million. The Company recognized loss on extinguishment of debt amounting to US$563,941, mainly consisting of the loss from unamortized deferred debt issuance costs amounting to US$563,941.

From January 1, 2019 to December 31, 2019, the Company redeemed the October 2021 Senior Secured Notes for a total principal amount of US$2.5 million. The Company recognized loss on extinguishment of debt amounting to US$25,240, consisting of the gain from the difference between repurchase price and principal amount of the debt amounting to US$52,500 and the loss from unamortized deferred debt issuance costs amounting to US$77,740.

Income Taxes

The following table sets forth the components of income taxes for the periods indicated:

	2018		2019
	US$	%	US$	%
	(in thousands, except for percentages)
Corporate income tax	141,400	97.9	133,862	89.0
Land appreciation tax	62,996	43.6	68,631	45.6
Deferred tax benefit	(59,949)	(41.5)	(52,015)	(34.6)
Income taxes	144,447	100.0	150,478	100.0

For an explanation of deferred tax benefit, see Notes 2(v) and 15 of the consolidated financial statements included elsewhere in this annual report on Form 20-F. For a discussion of corporate income tax and land appreciation tax, see below.

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

People’s Republic of China

In general, enterprises in the PRC are subject to income tax at a statutory rate of 25%. For our subsidiaries located in various cities, income tax is levied at the statutory rate of 25% on income as reported in the statutory financial statements after appropriate tax adjustments. Further, under the same tax laws and regulations, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC dividend withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain jurisdictions.

We have made provision for the corporate income tax, or CIT, payable by our PRC subsidiaries based on the statutory income tax rate of 25%, after appropriate adjustments to our taxable income used in the calculation. The difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis had been treated as an unrecognized tax benefit under ASC 740-10 “Income Tax,” or ASC 740-10, which has a balance of US$73.6 million as of December 31, 2019. The increase in the current year liability for unrecognized tax benefits is attributable to deemed interest income from subsidiaries of us during the year amounting to US$12.7 million, reclassification from prior year tax payable amounting to US$12.8 million and related late payment interests amounting to US$2.2 million.

Hong Kong

Our HK subsidiaries are subject to income tax at the statutory rate of 16.5% in accordance to the HK profits tax laws and regulations. We did not make any provisions for Hong Kong Profits Tax as there were no assessable profits arising in or derived from Hong Kong for any of the periods presented. Under the Hong Kong tax law, our HK subsidiaries are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

The United States

Our US subsidiaries are subject to income tax at the effective rate of approximately 33% in accordance with US corporate income tax laws and regulations, dividends and interests paid by US enterprises to non-US tax resident enterprises are subject to US withholding tax of 30%.

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

On May 30, 2014, the Modern City project developed by Henan Xinyuan Real Estate Co., Ltd., completed the LAT final settlement with the local tax bureau. We received a tax clearance certificate, which confirmed that our accrual under the deemed profit method was adequate and there were no additional tax adjustments assessed by the local tax bureau as of May 30, 2014. Based on the above, management performed a reassessment and concluded that the likelihood of the deemed profit method being overturned is only reasonably possible, and accordingly reversed the LAT liability accrued for the project amounting to US$16.2 million as of December 31, 2014. Our estimate for the reasonably possible contingency for LAT related to the Modern City project amounted to US$16.2 million and US$16.2 million, respectively, as of December 31, 2015 and December 31, 2016. The statute of limitation has lapsed as of May 30, 2017 and therefore, there is no related contingency as of December 31, 2018 or December 31, 2019.

For the years ended December 31, 2019, we have made provision for LAT with respect to properties sold up to December 31, 2019 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

Share-based Compensation Expense

We have five share-based compensation plans: (1) our 2007 long-term incentive plan (which expired in 2017 but for which options remain outstanding), (2) our 2014 Restricted Stock Unit Plan (the "2014 RSU Plan"), (3) our 2015 incentive plan. Under our 2007 long-term incentive plan, as of December 31, 2019, 212,138 options remain outstanding and exercisable. Under our 2014 RSU Plan, we have granted 12,453,194 restricted common shares to employees and directors that vest ratably over a three year service vesting period. Under our 2015 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 20,000,000 common shares. As of December 31, 2019, 2,796,734 options remain outstanding and exercisable. As of December 31, 2019, 14,865,808 shares remained eligible for future grants under the plan, (4) on 31 January 2019, Cayman Property Management Service (Cayman) Ltd., a subsidiary of us, operates a restricted share award scheme (the “Scheme”) and (5) on September 28, 2019, we approved the employee stock option plan of Xinchuang Technology Co. Ltd. ("Xinchuang Technology").

We charged compensation cost of US$3.4 million and US$5.6 million as of December 31, 2018 and December 31, 2019 in the general and administrative expenses. For a description of the grants under each of the plans, see Note 16 of the consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents a summary of our consolidated statements of comprehensive income by amount and as a percentage of our total revenue during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	2018		2019
	US$	%	US$	%
	(in thousands, except for percentages)
Revenue	2,217,551	100.0	2,482,633	100.0
Costs of revenue	(1,602,073)	(72.2)	(1,922,323)	(77.4)
Gross profit	615,478	27.8	560,310	22.6
Selling and distribution expenses	(83,592)	(3.8)	(86,761)	(3.5)
General and administrative expenses	(156,456)	(7.1)	(163,687)	(6.6)

Operating income	375,430	16.9	309,862	12.5
Interest income	31,226	1.4	51,494	2.1
Interest expense	(99,246)	(4.5)	(113,775)	(4.6)
Exchange loss	(25,678)	(1.2)	(7,376)	(0.3)
Other income	1,742	0.1	5,849	0.2
Share of loss of equity investees	(9,374)	(0.4)	(5,416)	(0.2)
Net loss on debt extinguishment	(21,444)	(1.0)	(8,581)	(0.3)
(Loss)/gain on short-term investments	(2,257)	(0.1)	1,451	0.1
Income from operations before income taxes	250,399	11.2	233,508	9.4
Income taxes	(144,447)	(6.5)	(150,478)	(6.1)
Net income	105,952	4.7	83,030	3.3

Net income attributable to non-controlling interest	(32,917)	(1.5)	(14,684)	(0.6)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	73,035	3.2	68,346	2.7

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue

Revenue increased by US$265.0 million, or 11.9%, to US$2,482.6 million for the year ended December 31, 2019 from US$2,217.6 million for the year ended December 31, 2018.

Real estate sales

Revenue from real estate sales increased by US$247.6 million, or 11.6%, to US$2,387.0 million for the year ended December 31, 2019 from US$2,139.4 million for the year ended December 31, 2018, principally due to the revenue from the sales of units in new projects, especially Zhengzhou International New City IV, Qingdao Royal Dragon Bay, and Zhengzhou International New City IV B10, launched in the forth quarter of 2018 and 2019.

Revenues related to the projects in the United States are recognized at a point in time. For the year ended December 31, 2018, revenue was recognized in the amount of US$8.8 million for the sale of 4 of 216 finished condominium units located in Brooklyn, New York. For the year ended December 31, 2019, revenue was recognized in the amount of US$0.75 million for the sale of 1 of 216 finished condominium units located in Brooklyn, New York.

The following table sets forth the percentage of completion, the percentage sold and related revenues for our pre-sold projects for each of the years ended December 31, 2018 and 2019. The revenues for our new pre-sold projects since January 1, 2018 are recognized on an over time basis upon the adoption of ASC 606 and recognized at a point in time in the United States. For information regarding revenue recognition on an over time basis and at a point in time, see “Critical Accounting Policies,” below.

Project	Total GFA	Percentage Complete as of December 31, (1)		Percentage Sold (2) Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2018	2019	2018	2019	2018		2019
	m [2]	%	%	%	%	US$	% (3)	US$	% (3)
Chengdu region
Chengdu Xinyuan Splendid I	231,032	100.0	100.0	99.0	99.0	939,171	–	28,871	–
Chengdu Xinyuan Splendid II	217,009	100.0	100.0	99.9	100.0	(628)	–	–	–
Chengdu Thriving Family	203,379	98.8	98.8	70.0	78.7	49,529,230	2.3	12,108,905	0.5
Chengdu Xinyuan City (4)	741,874	30.4	39.2	6.4	17.0	30,248,316	1.4	73,052,145	3.1
Shanghai region
Shanghai Royal Palace	57,770	99.9	99.9	64.3	64.9	(90,187)	–	413,385	–
Suzhou International City Garden	204,872	100.0	100.0	99.5	99.5	–	–	–	–
Suzhou Xin City	127,291	100.0	100.0	100.0	100.0	–	–	(100,116)	–
Suzhou Lake Royal Palace	169,674	99.6	99.9	99.0	100.0	12,796,455	0.6	945,133	–
Kunshan International City Garden	497,948	100.0	100.0	99.9	100.0	448,833	–	33,466	–
Kunshan Royal Palace	280,591	99.9	99.9	98.3	99.1	27,417,062	1.3	3,284,198	0.1
Kunshan Xindo Park	89,002	94.8	99.3	90.3	97.5	209,372,107	9.8	35,066,962	1.5
Xuzhou Colorful City	130,840	94.9	98.7	91.9	95.4	3,188,457	0.1	63,073,916	2.6
Kunshan Xinyu Jiayuan (4)	107,935	65.2	71.6	22.6	48.3	54,645,671	2.6	73,412,318	3.1
Suzhou Galaxy Bay (4)	76,546	48.3	78.3	31.7	76.9	22,063,505	1.0	65,459,271	2.7
Suzhou Gusu Shade I (4)	11,957	73.4	91.5	1.1	75.4	425,016	–	38,144,452	1.6
Shandong region
Jinan International City Garden	264,357	100.0	100.0	99.6	99.8	(90,151)	–	616,449	–
Jinan Xinyuan Splendid	572,170	100.0	100.0	99.3	99.4	(134,252)	–	362,592	–
Shandong Royal Palace	449,613	91.9	95.7	92.8	98.0	170,647,448	8.0	127,737,479	5.4
Jinan Xin Central	194,410	99.2	99.0	84.0	88.0	80,882,965	3.8	11,680,481	0.5
Qingdao Royal Dragon Bay (4)	156,531	44.6	54.0	12.0	52.1	26,146,767	1.2	107,136,726	4.5
Jinan Royal Spring Bay (4)	116,818	63.2	78.4	10.7	25.5	14,327,827	0.7	27,591,363	1.2
Henan region
Zhengzhou Xinyuan Colorful Garden	191,781	100.0	100.0	100.0	100.0	(138,075)	–	361,119	–
Zhengzhou Finance Square	67,225	100.0	100.0	100.0	100.0	(164,285)	–	–	–
Zhengzhou Modern City	231,905	100.0	100.0	100.0	100.0	–	–	(341,364)	–
Zhengzhou Century East A	76,588	100.0	100.0	96.8	99.8	(1,763)	–	41,350	–
Zhengzhou Century East B	166,470	100.0	100.0	99.9	100.0	277,099	-	175,955	–
Zhengzhou Xin City	210,724	100.0	100.0	92.2	98.5	1,137,703	0.1	1,189,804	–
Henan Thriving Family	131,510	98.2	98.8	86.9	89.4	540,145	0.0	7,237,244	0.3
Henan Xin Central I	261,492	96.3	97.8	85.8	92.5	36,045,553	1.7	18,549,383	0.8
Xingyang Splendid I	115,431	83.2	89.2	78.0	78.2	1,709,126	0.1	(435,808)	–
Xingyang Splendid II	118,530	80.0	80.2	51.4	74.7	2,071,589	0.1	5,793,602	0.2
Xingyang Splendid III	121,113	73.3	95.2	93.4	97.7	29,186,670	1.4	84,937,721	3.6
Xingyang Splendid IV (4)	151,835	39.1	38.2	94.2	37.1	8,289,847	0.4	16,148,676	0.7
Zhengzhou Xindo Park	134,064	91.9	95.2	86.1	88.3	33,200,492	1.6	6,086,531	0.3
Zhengzhou Fancy City I	166,709	95.0	98.2	86.6	88.6	25,988,903	1.2	9,406,840	0.4
Zhengzhou Fancy City III (4)	80,603	66.8	79.2	18.1	82.9	18,518,481	0.9	80,148,278	3.4
Zhengzhou International New City I	356,587	84.4	89.9	90.6	95.8	280,219,753	13.2	292,248,993	12.2
Zhengzhou International New City II	176,037	62.5	76.3	92.4	97.0	–	–	290,908,227	12.2
Zhengzhou International New City III A	96,018	54.2	68.6	95.4	99.4	–	–	–	–
Zhengzhou Fancy City II (South)	84,274	91.5	90.4	95.1	96.8	127,681,618	6.0	8,341,028	0.3
Zhengzhou Fancy City II (North)	108,724	50.9	73.9	55.3	88.0	-	-	32,778,802	1.4
Henan Xin Central II	109,522	90.4	88.6	89.1	92.1	149,649,698	7.0	9,173,528	0.4
Zhengzhou International New City III B (4)	118,780	52.5	63.8	96.7	98.8	115,976,163	5.4	27,370,402	1.1
Zhengzhou International New City III C (4)	82,290	58.9	73.2	29.7	76.3	24,008,930	1.1	55,497,173	2.4
Zhengzhou International New City III D (4)	46,074	66.0	71.5	84.9	88.8	55,864,324	2.6	7,844,282	0.3
Zhengzhou International New City IV (4)	199,651	54.1	67.6	4.3	86.7	9,585,470	0.4	225,080,429	9.4
Zhengzhou Hangmei International Wisdom City I (4)	143,181	49.8	70.6	48.5	60.5	31,569,589	1.5	27,893,446	1.2
Xinyuan Golden Water View City (4)	331,369	61.9	71.6	10.7	24.2	51,824,928	2.4	87,703,634	3.7
Xingyang Splendid V (4)	80,486	–	40.5	–	66.1	–	–	22,310,294	0.9
Zhengzhou International New City IV B10 (4)	92,294	–	58.3	–	57.3	–	–	43,132,963	1.8
Zhengzhou International New City A04 (4)	104,949	–	56.9	–	21.2	–	–	23,001,979	1.0

Project	Total GFA	Percentage Complete as of December 31, (1)		Percentage Sold (2) Accumulated as of December 31,		Revenues Recognized For The Year Ended December 31,
		2018	2019	2018	2019	2018		2019
	m [2]	%	%	%	%	US$	% (3)	US$	% (3)
Anhui region
Hefei Wangjiang Garden	145,455	100.0	100.0	100.0	100.0	(21)	–	3,804	–
Beijing region
Beijing Xindo Park	133,095	99.9	99.9	86.1	86.5	12,612,057	0.6	76,051	–
Tianjin Spring Royal Palace I	139,691	80.8	91.3	83.1	83.9	31,615,644	1.5	76,965,744	3.2
Tianjin Spring Royal Palace II (4)	144,581	56.7	73.8	36.0	53.1	54,549,636	2.5	49,528,788	2.1
Changsha region
Changsha Xinyuan Splendid	251,652	97.0	98.1	94.6	95.6	45,186,779	2.1	2,045,776	0.1
Changsha Mulian Royal Palace	90,992	89.4	99.1	99.4	100.0	–	–	140,722,641	5.9
Changsha Furong Thriving Family (4)	72,257	54.6	69.3	99.4	99.7	52,060,438	2.4	15,174,132	0.6
Sanya region
Sanya Yazhou Bay No.1	117,585	90.3	98.1	80.1	96.4	169,606,832	7.9	43,820,015	1.8
Xi’an region
Xi’an Metropolitan	285,997	97.5	98.0	82.9	87.4	58,687,113	2.7	6,919,122	0.3
Dalian region
Dalian International Health Technology Town I (4)	103,845	25.0	45.2	1.2	32.4	430,818	–	18,625,567	0.8
Guangdong region
Foshan Xinchuang AI International Science and Technology Innovation Valley (4)	194,404	–	53.9	–	5.7	–	–	9,767,421	0.4
US
Northern Nevada Land Portfolio	N/A	N/A	N/A	N/A	N/A	–	–	–	–
Lennox Project	N/A	N/A	N/A	N/A	N/A	–	–	–	–
New York Oosten	30,855	N/A	N/A	N/A	N/A	8,815,926	0.4	750,000	–
Total	10,968,244					2,139,370,792	100.0	2,387,031,568	100.0

(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.

(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.

(3)	Percentage of all real estate sales revenues for the financial period, including revenues recognized on an “over time” basis and until title was transferred.

(4)	The revenues for these projects are recognized on an over time basis.

The following table sets forth the square meters sold and average selling price per square meter for each pre-sold project, each reportable segment and on a consolidated basis for each of the years ended December 31, 2018 and 2019:

Project	Year Ended December 31,
	2018			2019
	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m [2]	US$/m [2]	US$	m [2]	US$/m [2]
Chengdu region
Chengdu Xinyuan Splendid I	612,844	–	–	–	–	–
Chengdu Xinyuan Splendid II	–	–	–	140,502	64	2,195
Chengdu Thriving Family	18,462,199	6,870	2,687	(2,792,165)	(2,837)	984
Chengdu Xinyuan City	111,650,607	74,093	1,507	176,767,268	121,908	1,450
Total	130,725,650	80,963	1,615	174,115,605	119,135	1,461
Shanghai region
Shanghai Royal Palace	492,560	88	5,597	39,149	–	–
Suzhou Lake Royal Palace	1,193,367	357	3,343	–	–	–
Suzhou Galaxy Bay	51,072,067	24,350	2,097	100,719,796	48,415	2,080
Suzhou Gusu Shade I	685,139	123	5,570	45,325,562	8,409	5,390
Suzhou Suhe Bay *	78,933,983	24,000	3,289	120,862,573	38,557	3,135
Suzhou Gusu Shade II **	–	–	–	38,297,807	6,909	5,543
Huzhou Silk Town ***	–	–	–	52,713,399	21,883	2,409
Kunshan International City Garden	800,057	–	–	–	–	–
Kunshan Royal Palace	936	–	–	–	–	–
KunshanXindo Park	47,405,570	14,053	3,373	(4,366,292)	(1,739)	2,511
Kunshan Xinyu Jiayuan	93,231,283	23,669	3,939	104,943,652	30,469	3,444
Xuzhou Colorful City	15,229,543	6,879	2,214	(809,093)	940	(861)
Total	289,044,505	93,519	3,091	457,726,553	153,843	2,975
Shandong region
Jinan International City Garden	19,553	–	–	811,327	896	905
Jinan Xinyuan Splendid	26,841	795	34	669,617	1,414	474
Shandong Royal Palace	187,338,918	77,185	2,427	28,512,389	8,691	3,281
Jinan Xin Central	56,530,792	26,293	2,150	5,703,601	3,549	1,607
Qingdao Royal Dragon Bay	65,455,833	20,512	3,191	211,377,608	72,466	2,917
Jinan Royal Spring Bay	25,237,505	18,217	1,385	35,772,711	28,459	1,257
Total	334,609,442	143,002	2,340	282,847,253	115,475	2,449

Project	Year Ended December 31,
	2018			2019
	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m [2]	US$/m [2]	US$	m [2]	US$/m [2]
Henan region
Zhengzhou Royal Palace	(5,771)	–	–	328	–	–
Zhengzhou Modern City	107,384	(183)	(587)	93,470	125	748
Zhengzhou Yipin Xiangshan Phase II	6,712	–	–	7,324	–	–
Zhengzhou Century East A	3,710,144	–	–	6,516	–	–
Zhengzhou Century East B	679,445	–	–	2,259	–	–
Zhengzhou Xin City	11,641,648	1,555	7,487	2,909,721	1,677	1,735
Zhengzhou Thriving Family	9,725,156	13,484	721	95,552	255	375
Henan Xin Central I	7,357,550	1,626	4,525	3,705,213	1,246	2,974
Zhengzhou Xindo Park	5,560,095	4,579	1,214	1,654,974	1,459	1,134
Xingyang Splendid I	19,743,246	17,701	1,115	7,284,479	6,722	1,084
Xingyang Splendid II	3,890,821	2,099	1,854	15,905,450	14,469	1,099
Xingyang Splendid III	38,553,679	33,254	1,159	5,619,346	3,022	1,859
Zhengzhou Fancy City I	6,185,567	1,836	3,369	(1,727,292)	(962)	1,796
Zhengzhou Fancy City II (South)	10,027,260	2,400	4,178	30,931,489	12,176	2,540
Zhengzhou International New City I	65,919,724	10,922	6,035	1,901,146	667	2,850
Henan Xin Central II	25,996,237	14,182	1,833	2,139,322	160	13,371
Zhengzhou Fancy City II (North)	68,689,834	45,002	1,526	23,943,077	17,237	1,389
Zhengzhou International New City II	59,792,620	17,524	3,412	17,152,144	6,793	2,525
Zhengzhou International New City III A	45,081,658	21,613	2,086	1,911,484	617	3,098
Zhengzhou International New City III B	246,489,399	116,223	2,121	3,562,470	1,743	2,044
Zhengzhou International New City III D	94,315,724	43,693	2,159	4,214,784	1,485	2,838
Zhengzhou Hangmei International Wisdom City I	71,036,589	65,129	1,091	30,795,601	29,086	1,059
Xingyang Splendid IV	23,662,693	20,749	1,140	44,924,042	40,056	1,122
Xinyuan Golden Water View City	93,930,378	32,643	2,878	122,873,568	42,220	2,910
Zhengzhou Fancy City III	32,599,264	16,774	1,943	104,640,984	57,108	1,832
Zhengzhou International New City III C	47,768,032	28,551	1,673	72,881,352	40,871	1,783
Zhengzhou International New City IV	19,773,543	9,266	2,134	360,369,948	169,948	2,120
Zhengzhou International New City IV B10	–	–	–	80,702,344	51,211	1,576
Zhengzhou International New City A04	–	–	–	45,067,930	22,117	2,038
Xingyang Splendid V	–	–	–	60,104,343	54,266	1,108
Total	1,012,238,631	520,622	1,944	1,043,673,368	575,774	1,813
Beijing region
Beijing Xindo Park	11,948,438	1,413	8,456	(278,714)	(52)	5,360
Tianjin Spring Royal Palace I	3,529,790	1,491	2,367	502,391	302	1,664
Tianjin Spring Royal Palace II	107,184,203	53,076	2,019	54,594,531	28,547	1,912
Total	122,662,431	55,980	2,191	54,818,208	28,797	1,904
Hunan region
Changsha Xinyuan Splendid	24,789,311	10,139	2,445	(5,201,934)	(2,719)	1,913
Changsha Mulian Royal Palace	62,988,918	36,669	1,718	(277,083)	(159)	1,743
Changsha Furong Thriving Family	106,233,985	71,824	1,479	1,725,396	321	5,375
Total	194,012,214	118,632	1,635	(3,753,621)	(2,557)	1,468
Hainan region
Sanya Yazhou Bay No.1	153,933,564	42,304	3,639	31,111,507	13,882	2,241
Xi’an region
Xi’an Metropolitan	16,547,579	9,536	1,735	5,270,757	2,848	1,851
Dalian region
Dalian International Health Technology Town I	1,934,496	900	2,149	44,175,421	32,151	1,374
Guangdong region
Foshan Xinchuang AI International Science and Technology Innovation Valley	–	–	–	19,834,112	12,671	1,565
U.S.
New York Oosten Project	8,815,926	735	11,994	750,000	108	6,944
Grand Total	2,264,524,438	1,066,192	2,124	2,110,569,163	1,052,127	2,006

* The Company owns 16.66% equity interest in a joint venture, Suzhou Hengwan Real Estate Co., Ltd. which develops Suzhou Suhe Bay. The Company accounts for its investment under the equity method.

** The Company owns a 19.99% equity interest in Suzhou Litai Real Estate Co., Ltd., which develops Suzhou Gusu Shade II. The Company accounts for its investment under the equity method.

*** The Company owns 78.46% equity interest in a joint venture, Huzhou Xinhong Town Construction and Development Co., Ltd. which develops Huzhou Silk Town. The Company accounts for its investment under the equity method.

Total square meters sold decreased to 1,052,127 square meters for the year ended December 31, 2019 from 1,066,192 square meters for the year ended December 31, 2018. The decrease was mainly due to decreased sales of newly launched projects in 2019.

The overall aggregate average selling price per square meter for the year ended December 31, 2019 decreased to US$2,006 from US$2,124 for the year ended December 31, 2018, primarily due to decreased pr-sales of higher margin saleable units that occurred in 2019.

Chengdu region. Total square meters in this region sold for the year ended December 31, 2019 increased to 119,135 square meters from 80,963 square meters for the year ended December 31, 2018, primarily due to increased sales of Chengdu Xinyuan City. The average selling price per square meter for the year ended December 31, 2019 decreased to US$1,461 from US$1,615 for the year ended December 31, 2018.

Shanghai region. Total square meters sold for the year ended December 31, 2019 increased to 153,843 square meters from 93,519 square meters for the year ended December 31, 2018, mainly due to increased sales of Suzhou Galaxy Bay, Suzhou Suhe Bay, Suzhou Gusu Shade II and Huzhou Silk Town, partially offset by reductions of saleable units of KunshanXindo Park. The average selling price per square meter for the year ended December 31, 2019 slightly decreased to US$2,975 from US$3,091 for the year ended December 31, 2018.

Shandong region. Total square meters sold for the year ended December 31, 2019 decreased to 115,475 square meters from 143,002 square meters for the year ended December 31, 2018, mainly due to decreased sales of Shandong Royal Palace and Jinan Xin Central, partially offset by increased sales of Qingdao Royal Dragon Bay. The average selling price per square meter for the year ended December 31, 2019 increased to US$2,449 from US$2,340 for the year ended December 31, 2018.

Henan region. Total square meters sold for the year ended December 31, 2019 increased to 575,774 square meters from 520,622 square meters for the year ended December 31, 2018, mainly due to newly launched pre-sales of Zhengzhou International New City IV B10, Zhengzhou International New City A04, and Xingyang Splendid V, increased sales of Xingyang Splendid IV, Zhengzhou Fancy City III, and Zhengzhou International New City IV, partially offset by reductions of saleable units of Xingyang Splendid III, Zhengzhou Fancy City II (North), Zhengzhou International New City III A, Zhengzhou International New City III B, Zhengzhou International New City III D, and Zhengzhou Hangmei International Wisdom City I. The average selling price per square meter for the year ended December 31, 2019 decreased to US$1,813 from US$1,944 for the year ended December 31, 2018.

Beijing region. Total square meters sold for the year ended December 31, 2019 decreased to 28,797 square meters from 55,980 square meters for the year ended December 31, 2018, mainly due to reductions of saleable units of Tianjin Spring Royal Palace II. The average selling price per square meter for the year ended December 31, 2019 decreased to US$1,904 from US$2,191 for the year ended December 31, 2018.

Hunan region. Total square meters sold for the year ended December 31, 2019 decreased to (2,557) square meters from 118,632 square meters for the year ended December 31, 2018, mainly due to reductions of saleable units of Changsha Furong Thriving Family, Changsha Mulian Royal Palace and Changsha Xinyuan Splendid, and sales returns from previous trasactions outpacing new sales.

Hainan region. Total square meters sold for the year ended December 31, 2019 decreased to 13,882 square meters from 42,304 square meters for the year ended December 31, 2018, mainly due to reductions of saleable units of Sanya Yazhou Bay No.1. The average selling price per square meter for the year ended December 31, 2019 decreased to US$2,241 from US$3,639 for the year ended December 31, 2018, resulting from the decrease in high margin units available for sale.

Xi’an region. Total square meters sold for the year ended December 31, 2019 decreased to 2,848 square meters from 9,536 square meters for the year ended December 31, 2018, mainly due to deductions of saleable units of Xi’an Metropolitan. The average selling price per square meter for the year ended December 31, 2019 increased to US$1,851 from US$1,735 for the year ended December 31, 2018, resulting from the increment in high margin units available for sale.

Dalian region. Total square meters sold for the year ended December 31, 2019 increased to 32,151 square meters from 900 square meters for the year ended December 31, 2018, mainly due to the increase of saleable units of Dalian International Health Technology Town I. The average selling price per square meter for the year ended December 31, 2019 decreased to US$1,374 from US$2,149 for the year ended December 31, 2018, resulting from the decrease in high margin units available for sale.

Guangdong region. Total square meters sold for the year ended December 31, 2019 was 12,671 square meters, mainly due to the increase of saleable units of Foshan Xinchuang AI International Science and Technology Innovation Valley. The average selling price per square meter for the year ended December 31, 2019 was US$1,565.

United States region. Total square meters sold for the year ended December 31, 2019 decreased to 108 square meters from 735 square meters for the year ended December 31, 2018, mainly due to deductions of saleable units of New York Oosten Project. The average selling price per square meter for the year ended December 31, 2019 decreased to US$6,944 million from US$11,994 million for the year ended December 31, 2018, resulting from the decrease in high margin units available for sale.

Real estate leasing

Real estate leasing income increased by US$6.5 million, or 67.7% to US$16.1 million for the year ended December 31, 2019 from US$9.6 million for the year ended December 31, 2018.

Real estate management services income

Real estate management services income increased by US$4.1 million, or 6.5%, to US$67.5 million for the year ended December 31, 2019 from US$63.4 million for the year ended December 31, 2018. The increase primarily resulted from expanded property management service operations.

Other revenue

Other revenue increased by US$6.9 million, or 135.3%, to US$12.0 million for the year ended December 31, 2019 from US$5.1 million for the year ended December 31, 2018.

Costs of Revenue

Costs of revenue increased by US$320.3 million, or 20.0%, to US$1,922.3 million for the year ended December 31, 2019 from US$1,602.1 million for the year ended December 31, 2018, generally in line with our revenue increases.

Cost of real estate sales

Cost of real estate sales increased by US$307.8 million, or 19.9%, to US$1,851.8 million for the year ended December 31, 2019 from US$1,544.0 million for the year ended December 31, 2018. Total land use rights cost increased by US$201.3 million, or 29.8%, from US$676.3 million (42.2% of cost of real estate sales) for the year ended December 31, 2018 to US$877.6 million (45.7% of cost of real estate sales) for the year ended December 31, 2019, the increase was consistent with the revenue. Construction cost, including capitalized interest, increased by US$106.5 million, or 12.3%, to US$974.2 million for the year ended December 31, 2019 from US$867.7 million for the year ended December 31, 2018, primarily due to increased project construction activity.

Cost of real estate leasing

Cost of real estate leasing increased by US$3.4 million, or 36.5%, to US$12.8 million for the year ended December 31, 2019 from US$9.3 million for the year ended December 31, 2018. The increase was primarily attributable to the increase of depreciation.

Cost of real estate management services

Cost of real estate management services decreased by US$3.7 million, or 8.4%, to US$40.9 million for the year ended December 31, 2019 from US$44.6 million for year ended December 31, 2018. The decrease was primarly attributable to the new projects delivered which could share labor resources within the existing projects.

Other costs

Other costs increased by US$12.7 million, or 308.1%, to US$16.9 million for the year ended December 31, 2018 from US$4.1 million for year ended December 31, 2018. The increase as primarily attributable to the rise in deputy property management costs and the increasing of software consulting service cost.

Gross Profit

Gross profit decreased by US$55.2 million, or 9.0%, to US$560.3 million for the year ended December 31, 2019 from US$615.5 million for the year ended December 31, 2018. Gross profit margin was 22.6% for the year ended December 31, 2019 compared to 27.8% for the year ended December 31, 2018.

Selling and Distribution Expenses

Selling and distribution expenses increased by US$3.2 million, or 3.8%, to US$86.8 million for the year ended December 31, 2019 from US$83.6 million for the year ended December 31, 2018. As a percentage of revenue, selling and distribution expenses was 3.5% for the year ended December 31, 2019 compared to 3.8% for the year ended December 31, 2018. The increase was primarily due to a US$4.5 million increase in advertising and promotion expenses for new projects launched in 2019 as well as existing projects, partially offset by a US$1.8 million decrease in salary and welfare expenses. As revenue grows in the future, we expect selling and distribution expenses as a percentage of revenue to be flat or slightly increase.

General and Administrative Expenses

General and administrative expenses increased by US$7.2 million, or 4.6% to US$163.7 million for the year ended December 31, 2019 from US$156.5 million for the year ended December 31, 2018. The increase was primarily due to an increase in consulting fees of US$4.6 million, and an increase in research and development expenses of US$2.0 million.

As a percentage of revenue, general and administrative expenses were 6.6% for the year ended December 31, 2019, compared to 7.1% for the year ended December 31, 2018.

Interest Income

Interest income was US$51.5 million for the year ended December 31, 2019, compared to US$31.2 million for the year ended December 31, 2018.

Interest Expenses

For the year ended December 31, 2019, out of total interest costs incurred, US$113.8 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2019 Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$317.9 million for the year of 2019, including US$308.7 million of interest on loans and notes, US$8.1 million of amortization of debt issuance costs and US$1.0 million of amortization of aircraft finance lease related interest.

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

Income Taxes

Income taxes increased by US$6.1 million, or 4.2%, to US$150.5 million for the year ended December 31, 2019 from US$144.4 million for the year ended December 31, 2018 mainly due to the increase in taxable income in the PRC.

Our effective tax rate increased to 64.4% for the year ended December 31, 2019, from 57.7% for the year ended December 31, 2018.

Net Income Attributable to our Shareholders

Net income decreased by US$4.7 million to US$68.3 million for the year ended December 31, 2019, from US$73.0 million for the year ended December 31, 2018.

Discussion of Segment Operations

We consider each of our individual property developments as a discrete operating segment. As a presentation of segment information for each property development would not be meaningful, we have aggregated our segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. Our reporting segments are: (i) property developments in Zhengzhou, Henan Province, (ii) property developments in Jinan and Qingdao, Shandong Province, (iii) property developments in Suzhou, Xuzhou and Kunshan, Jiangsu Province and Shanghai, (iv) property developments in Chengdu, Sichuan Province (v) property developments in Beijing and Tianjin, (vi) property developments in Sanya, Hainan Province, (vii) property developments in Changsha, Hunan Province, (viii) property developments in Xi’an, Shaanxi Province, (ix) property developments in Zhuhai and Foshan Guangdong Province, (x) property developments in Wuhan, Hubei Province, (xi) property developments in Dalian, Liaoning Province, (xii) property developments in the United States, (xiii) property management and (xiv) “other.” Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The “property management” category relates to property management services. The “other” category relates to investment holdings, installation of intercom systems, landscaping, engineering and management, real estate sale, purchase and lease activities. The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements included in this report.

	2018	2019
	(US$ in thousands, except for percentages)
Zhengzhou, Henan
Total revenue	1,010,783	1,396,895
Total cost of revenue	(706,606)	(1,091,987)
Gross profit	304,177	304,908
Gross margin	30.1%	21.8%
Operating income	241,365	234,068
Jinan and Qingdao, Shandong
Total revenue	292,266	276,143
Total cost of revenue	(230,042)	(222,755)
Gross profit	62,224	53,388
Gross margin	21.3%	19.3%
Operating income	49,613	38,618
Suzhou, Kunshan and Xuzhou, Jiangsu, and Shanghai
Total revenue	332,385	283,475
Total cost of revenue	(217,349)	(204,270)
Gross profit	115,036	79,205
Gross margin	34.6%	27.9%
Operating income	99,588	61,125
Chengdu, Sichuan
Total revenue	81,107	86,981
Total cost of revenue	(76,833)	(82,568)
Gross profit	4,274	4,413
Gross margin	5.3%	5.1%
Operating income/(loss)	(2)	(3,599)
Beijing and Tianjin
Total revenue	77,813	130,468
Total cost of revenue	(73,875)	(98,126)
Gross profit	3,938	32,342
Gross margin	5.1%	24.8%
Operating loss	(66,329)	(40,991)
Sanya, Hainan
Total revenue	170,083	43,820
Total cost of revenue	(87,715)	(31,767)
Gross profit	82,368	12,053
Gross margin	48.4%	27.5%
Operating income	70,279	9,539

98

	2018	2019
	(US$ in thousands, except for percentages)
Changsha, Hunan
Total revenue	97,756	158,658
Total cost of revenue	(102,979)	(112,402)
Gross profit	(5,223)	46,256
Gross margin	-5.3%	29.2%
Operating income/(loss)	(16,232)	42,265
Xi’an, Shaanxi
Total revenue	86,165	13,002
Total cost of revenue	(56,487)	(9,985)
Gross profit	29,678	3,017
Gross margin	34.4%	23.2%
Operating income	23,774	(2,792)
Zhuhai and Foshan, Guangdong
Total revenue	–	9,738
Total cost of revenue	–	(6,822)
Gross profit	–	2,917
Gross margin	–	30.0%
Operating loss	(1,185)	950
Wuhan, Hubei
Total revenue	–	–
Total cost of revenue	–	(23)
Gross profit	–	(23)
Gross margin	–	0.0%
Operating loss	(1,950)	(3,453)
Dalian, Liaoning
Total revenue	427	18,622
Total cost of revenue	(298)	(13,441)
Gross profit	129	5,181
Gross margin	30.2%	27.8%
Operating loss	(1,357)	2,380
US
Total revenue	9,387	1,940
Total cost of revenue	(9,358)	(2,793)
Gross profit	29	(853)
Gross margin	0.3%	-44.0%
Operating income/(loss)	(4,626)	(10,267)
Property Management
Total revenue	51,751	58,798
Total cost of revenue	(32,122)	(36,736)
Gross profit	19,629	22,062
Gross margin	37.9%	37.5%
Operating loss	13,946	14,985
Others
Total revenue	7,628	4,093
Total cost of revenue	(8,411)	(8,649)
Gross profit	(783)	(4,556)
Gross margin	-10.3	-111.3%
Operating loss	(31,456)	(32,966)

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Zhengzhou, Henan. Total revenue increased by US$386.1 million, or 38.2%, from US$1,396.9 million for the year ended December 31, 2018 to US$1,010.8 million for the year ended December 31, 2019. Gross profit for this region was US$304.9 million, or 21.8% of revenue, in the year ended December 31, 2019, as compared to US$304.2 million, or 30.1%, in the year ended December 31, 2018. The operating income was US$234.1 million for the year ended December 31, 2019, representing a decrease of US$7.3 million, or 3.0%, from US$241.4 million for the year ended December 31, 2018.

Jinan and Qingdao, Shandong. Total revenue decreased by US$16.2 million, from US$292.3 million for the year ended December 31, 2018 to US$276.1 million for the year ended December 31, 2019. The gross profit decreased to US$53.4 million, or 19.3% of revenue, for the year ended December 31, 2019 from US$62.2 million, or 21.3% of revenue, for the year ended December 31, 2018. The operating income was US$38.6 million for the year ended December 31, 2019, representing a decrease of US$11.0 million from US$49.6 million for the year ended December 31, 2018.

Suzhou, Kunshan and Xuzhou, Jiangsu and Shanghai. Total revenue decreased by US$48.9 million, or 14.7%, from US$332.4 million for the year ended December 31, 2018 to US$283.5 million for the year ended December 31, 2019. Gross profit for the Jiangsu and Shanghai segment was US$79.2 million for the year ended December 31, 2019, decreasing by US$35.8 million from US$115.0 million for the year ended December 31, 2018. Operating income was US$61.1 million for the year ended December 31, 2019, representing a decrease of US$38.5 million, or 38.7%, from US$99.6 million for the year ended December 31, 2018.

Chengdu, Sichuan. Total revenue increased by US$5.9 million from US$81.1 million for the year ended December 31, 2018 to US$87.0 million for the year ended December 31, 2019. Gross profit for the Sichuan segment was US$4.4 million for the year ended December 31, 2019, as compared to US$4.3 million for the year ended December 31, 2018. Operating loss was US$3.6 million for the year ended December 31, 2019, representing a decrease of US$3.6 million from the operating loss of US$32 thousand for the year ended December 31, 2018.

Beijing and Tianjin. Total revenue increased by US$52.7 million, or 67.7%, from US$77.8 million for the year ended December 31, 2018 to US$130.5 million for the year ended December 31, 2019. Gross profit for the Beijing and Tianjin segment was US$32.3 million for the year ended December 31, 2019, increasing by US$28.4 million from US$3.9 million for the year ended December 31, 2018. Operating loss was US$41.0 million for the year ended December 31, 2019, representing a decrease of US$25.3 million, or 38.2%, from the operating loss of US$66.3 million for the year ended December 31, 2018.

Sanya, Hainan. Total revenue decreased by US$126.3 million, or 74.3%, from US$170.1 million for the year ended December 31, 2018 to US$43.8 million for the year ended December 31, 2019. Gross profit for the Hainan segment was US$12.1 million for the year ended December 31, 2019, decreasing by US$70.3 million from US$82.4 million for the year ended December 31, 2018. Operating income was US$9.5 million for the year ended December 31, 2019, representing a decrease of US$60.8 million, or 86.5%, from income of US$70.3 million for the year ended December 31, 2018.

Changsha, Hunan. Total revenue increased by US$60.9 million, or 62.3%, from US$97.8 million for the year ended December 31, 2018 to US$158.7 million for the year ended December 31, 2019. Gross profit for the Hunan segment was US$46.3 million for the year ended December 31, 2019, increasing by US$51.5 million from gross loss of US$5.2 million for the year ended December 31, 2018. Operating income was US$42.3 million for the year ended December 31, 2019, representing an increase of US$58.5 million from operating loss of US$16.2 million for the year ended December 31, 2018.

Xi’an, Shaanxi. Total revenue decreased by US$73.2 million, or 84.9%, from US$86.2 million for the year ended December 31, 2018 to US$13.0 million for the year ended December 31, 2019. Gross profit for the Shaanxi segment was US$3.0 million for the year ended December 31, 2019, decreasing by US$26.7 million from US$29.7 million for the year ended December 31, 2018. Operating loss was US$2.8 million for the year ended December 31, 2019, representing a decrease of US$26.6 million from US$23.8 million from operating inome for the year ended December 31, 2018.

Zhuhai and Foshan, Guangdong. Total revenue increased by US$9.7 million, or 100.0%, from zero for the year ended December 31, 2018 to US$9.7 million for the year ended December 31, 2019. Gross profit for the Guangdong segment was US$2.9 million for the year ended December 31, 2019, increasing by US$2.9 million from zero for the year ended December 31, 2018. Operating income was US$1.0 million for the year ended December 31, 2019, representing an increase of US$2.2 million from operating loss of US$1.2 million for the year ended December 31, 2018.

Wuhan, Hubei. Total revenue for the year ended December 31, 2018 and 2019 was zero. The gross loss decreased to US$23 thouand for the year ended December 31, 2019 from zero for the year ended December 31, 2018. Operating loss was US$3.5 million for the year ended December 31, 2019, representing an increase of US$1.5 million from operating loss of US$2.0 million for the year ended December 31, 2018.

Dalian, Liaoning. Total revenue increased by US$18.2 million from US$0.4 million for the year ended December 31, 2018 to US$18.6 million for the year ended December 31, 2019. Gross profit for the Liaoning segment was US$5.2 million for the year ended December 31, 2019, increasing by US$5.1 million from US$0.1 million for the year ended December 31, 2018. Operating income was US$2.4 million for the year ended December 31, 2019, representing an increase of US$3.8 million from operating loss of US$1.4 million for the year ended December 31, 2018.

The United States. Total revenue decreased by US$7.5 million, or 79.8%, to US$1.9 million for the year ended December 31, 2019 from US$9.4 million for the year ended December 31, 2018. This region had a gross loss of US$0.9 million, compared to zero for the year ended December 31, 2018. This region has an operating loss of US$10.3 million for the year ended December 31, 2019, increasing by US$5.7 million from operating loss of US$4.6 million in the year ended December 31, 2018.

Property Management. Property management revenue increased by US$7.0 million, or 13.5%, to US$58.8 million for the year ended December 31, 2019 from US$51.8 million for the year ended December 31, 2018. Gross profit was US$22.1 million for the year ended December 31, 2019, increasing by US$2.5 million from US$19.6 million for the year ended December 31, 2018. Operating income was US$15.0 million for the year ended December 31, 2019, representing an increase of US$1.1 million from US$13.9 million for the year ended December 31, 2018.

Others. Other revenue of US$4.1 million for the year ended December 31, 2019 consisted of real estate-related services, including, among others, property management services, broadband network installation, landscaping services and consulting services. These services generated a gross loss of US$4.6 million in the year ended December 31, 2019, compared to a gross loss of US$0.8 million in the year ended December 31, 2018.

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

Revenue recognition

Revenue is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. We also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of business tax, value added taxes (“VAT”).

A significant portion of our revenue is derived from real estate sales of development properties in the PRC, with revenue recognized using the percentage-of-completion (“POC”) method in previous years. Under ASC 606, to recognize revenue over time similar to the POC method, contractual provisions need to provide us with an enforceable right to payment. Historically, our contracts did not include a specific term on enforceable right to payment. For all contracts executed starting from January 1, 2018, we modified certain terms to establish an enforceable right to payment for performance completed to date, including a reasonable profit. Under ASC 606, we recognize revenue on an “over time” basis prospectively for these new contracts by using cost inputs to measure progress towards the completion of the performance obligation. The progress towards complete satisfaction of the performance obligation is measured based on our efforts or inputs to the satisfaction of the performance obligation, by reference to the contract costs incurred up to the end of reporting period as a percentage of total estimated costs for each contract. For those contracts that did not include enforceable right to payment terms, revenue is recognized at a point in time when title to the property is transferred to the customer. For the periods presented, all the revenues related to projects in the U.S. were recognized until title is transferred.

Generally, we receive short-term advances from its customers for real estate sales. Using the practical expedient, we do not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. We also receive long-term advances from customers for real estate sales. The transaction price for such contracts is adjusted for the effects of a financing component, if long-term advances from customers is assessed as significant at the individual contract level.

Contract assets

We pay sales commission to its real estate sales agencies for each real estate sales contract. We have elected to apply the optional practical expedient for costs to obtain a contract which allows us to immediately expense sales commissions (included under selling and distribution expenses) when the amortization period of the asset that we otherwise would have used is one year or less. For incremental costs of obtaining real estate sales contracts that extend beyond a one-year period, these incremental costs of obtaining real estate sales contracts are recognized as assets if the real estate sales are collectible and amortized as we transfer the control of the assets to customers.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before we transfer goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Our contract liabilities are comprised of customer deposits, which are recognized as revenue when we perform under the contract.

Income taxes

We account for income tax using the balance sheet method. Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as unutilized net operating losses. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before we are able to realize our benefits, or that future utilization is uncertain. We assess the need for valuation allowances by tax reporting unit by jurisdiction. Generally, each of our reportable operating segments is organized in a separate tax reporting unit in a single tax jurisdiction.

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

Share-based compensation

Under ASC 718, “Compensation -Stock Compensation,” we are required to recognize share-based compensation as compensation expense based on the fair value of stock options and other equity awards on the date of the grant. We have elected to recognize compensation expense using the straight-line method for all restricted shares and stock options granted with service conditions that have a graded vesting schedule. We have a policy of using authorized shares in the existing pool to satisfy any future exercise of share options and shares repurchased held by a third party trustee to satisfy the restricted shares granted under our 2014 RSU Plan.

For options granted with performance conditions, share-based compensation expense is recognized based on the probable outcome of the performance condition using the accelerated method over the requisite service period. A performance condition is not taken into consideration in determining fair value of the non-vested shares granted.

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

For the years ended December 31, 2018 and 2019, we did not recognize any impairment for real estate properties completed and under development.

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

For the years ended December 31, 2018 and 2019, we did not recognize any impairment for real estate properties held for lease.

Leases

We adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) from January 1, 2019 by using the modified retrospective method and did not restate the comparable periods. We have elected the package of practical expedients, which allows us to carry forward our original assessment of whether contracts contained lease, lease classification, and the initial direct cost. Lastly, we elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

We determines if an arrangement is or contains a lease at inception or modification of a contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset.

Lessee

We categorize leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that transfer ownership to us or allow us to purchase assets at a nominal amount by the end of the lease term. Assets acquired under finance leases are recorded in property and equipment, net and real estate properties held for lease, net. All other leases are recorded as operating lease right-of-use (“ROU”) assets.

Lease liability is recorded based the present value of the lease payments over the lease term using a discount rate at commencement date. As the implicit rate in our leases is not typically readily available, we use an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which we could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. Leased assets are recognized based on the initial present value of the lease payments, reduced by lease incentives.

Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. The expected lease terms are based on the non-cancelable term of the lease and may contain options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Finance lease assets are amortized in a manner consistent with our normal depreciation policy for owned assets. Variable lease payments not dependent on an index or rate are excluded from the ROU assets and lease liability calculations and are recognized in expense in the period which the obligation for those payments is incurred.

Lessor

As a lessor, our leases are classified as operating leases under ASC 842, and thus the pattern of recognition of real estate lease income remains unchanged from previous lease accounting guidance. Leases, in which we are the lessor, are substantially all accounted for as operating leases and the lease components and non-lease components are accounted for separately.

Effect of change in estimate

Revisions in estimated gross profit margins related to estimated costs and revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2019, real estate development projects (Zhengzhou International New City IV, Zhengzhou Hangmei International Wisdom City I, Henan Xin Central I, Jinan Royal Palace, Chengdu Xinyuan City and Sanya Yazhou Bay No.1), which recognized gross profit in 2018, had changes in their estimated gross profit margins. As these projects moved closer to completion during 2019, we adjusted our prior estimates related to selling prices and development costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share decreased by US$59.1 million (2017: decreased US$11.1 million, 2018: increased US$34.5 million), US$44.3 million (2017: decreased US$8.3 million, 2018: increased US$25.9 million), US$0.39 per share (2017: decreased US$0.06 per share, 2018: increased US$0.20 per share), and US$0.39 per share (2017: decreased US$0.06 per share, 2018: increased US$0.20 per share), respectively, for the year ended December 31, 2019.

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

In addition to our land acquisitions, we expect to incur material project development costs on the acquired land. Our cash needs can only be partially satisfied by construction loans and future cash flows from real estate projects under development in the upcoming fiscal year. To ensure that we have sufficient funds to secure attractive land parcels and cover material project development costs, which are vital to our growth strategy, we have chosen to maintain a certain level of cash reserves on hand. In addition, we are required to maintain restricted cash deposits by banks that provide loans to us and our customers. The amount of the restricted cash deposits will vary based on the amount of the related loans. As of December 31, 2019, approximately US$440.0 million, or 39.9% of our total cash balance reserve, were restricted cash.

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

Cash Flows

	2018	2019
	(US$ in thousands)
Net cash (used in)/provided by operating activities	(22,902)	272,257
Net cash provided by/(used in) investing activities	34,563	(43,030)
Net cash used in by financing activities	(189,581)	(278,473)
Net decrease in cash, cash equivalents and restricted cash	(177,920)	(49,246)
Effect of exchange rate changes on cash and cash equivalents	(97,291)	(34,185)
Cash, cash equivalents and restricted cash, at beginning of year	1,461,227	1,186,016
Cash, cash equivalents and restricted cash, at end of year	1,186,016	1,102,585

Operating Activities

Net cash provided by operating activities was US$272.3 million for the year ended December 31, 2019, primarily attributable to a decrease in real estate properties under development of US$914.9 million, an increase in accounts payable of US$392.3 million, partially offset by a decrease in customer deposits of US$747.9 million, an increase in real estate properties held for lease of US$151.5 million, and an increase in amounts due from related party of US$118.9 million.

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

Proceeds from pre-sales of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sales proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sales are affected by a number of factors, including restrictions on pre-sales imposed by PRC law, market demand for our properties subject to pre-sales, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sales payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. At December 31, 2018 and 2019, we recorded current liabilities consisting of customer deposits of US$1,921.9 million, and US$1,106.1 million respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash in flow to the extent possible.

Investing Activities

Net cash used in investing activities was US$43.0 million in the year ended December 31, 2019, and was mainly attributable to the acquisition of long-term investment, and proceeds from return of capital.

Net cash provided by investing activities was US$34.6 million in the year ended December 31, 2018, and was mainly attributable to the acquisition of long-term investment, and proceeds from return of capital.

Financing Activities

Net cash used in financing activities was US$278.5 million in the year ended December 31, 2019, and was primarily attributable to repayments of short-term, long-term bank loans and other debt in the aggregate of US$1,847.9 million, dividend to shareholders of US$19.6 million, partially offset by proceeds from short-term, long-term bank loans and other debt in the aggregate of US$1,635.8 million.

Net cash used in by financing activities was US$189.6 million in the year ended December 31, 2018, and was primarily attributable to repayments of short-term, long-term bank loans and other debt in the aggregate of US$1,429.0 million, distribution to non-controlling interests and dividend to shareholders of US$61.3 million, partially offset by proceeds from short-term, long-term bank loans and other debt in the aggregate of US$1,387.8 million.

Bank Borrowings and Other Debt

Bank borrowings and other debt are an important source of funding for our property developments. Our borrowings as of December 31, 2018 and 2019, respectively, were as follows.

	2018	2019
	US$	US$
Short-term bank loans and other debt	43,711,388	73,419,108
Long-term bank loans	720,038,940	686,064,696
Other long-term debt	1,040,455,200	1,036,690,627
Current portion of long-term bank loans and other debt	1,647,918,456	1,418,955,459
Total	3,452,123,984	3,215,129,890

As of December 31, 2018 and 2019 the weighted average interest rate on our short-term bank loans and other debt was 10.68%, and 8.33% respectively. As of December 31, 2018, US$43.7 million of the short-term borrowings were denominated in RMB. As of December 31, 2019, US$53.52 million of the short-term bank loans were denominated in Renminbi and are secured by real estate properties completed and the Group's real estate properties held for lease. The remaining US$19.9 million were denominated in U.S. dollars and are secured by an equivalent amount of RMB bank deposits.

As of December 31, 2018 and 2019, the weighted average interest rate on our long-term bank loans, including their current portion, was 7.16% and 6.94% respectively. As of December 31, 2018, US$1,136.5 million of the long-term bank loans were denominated in Renminbi and were secured by associated land use rights, real estate under development and real estate properties held for lease. The remaining US$113.5 million of the long-term bank loans were denominated in U.S. dollars and were secured by the equivalent amount of RMB bank deposits. As of December 31, 2019, US$582.44 million of the long-term bank loans were denominated in Renminbi and were secured by associated land use rights, real estate under development, real estate properties held for lease, and real estate properties completed. The remaining US$103.62 million of the long-term bank loans were denominated in U.S. dollars and were secured by the equivalent amount of RMB bank deposits.

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

Debt Securities

In addition to bank loans, the group from time to time raises funds through the issuance of debt securities. On December 6, 2013, we issued US$200 million aggregate principal amount of June 2019 Senior Secured Notes, which notes we subsequently redeemed in 2017. On August 30, 2016, we issued US$300 million aggregate principal amount of the August 2019 Senior Secured Notes. On February 28, 2017, we issued US$300 million aggregate principal amount of the February 2021 Senior Secured Notes. On November 22, and December 1, 2017 we issued collectively US$300 million aggregate principal amount of November 2020 Senior Secured Notes. On March 19, 2018, we issued US$200 million aggregate principal amount of March 2020 Senior Secured Notes. On April 15, 2019 and April 26, 2019, the Company issued a collective aggregate principal amount of US$300 million of October 2021 Senior Secured Notes. The October 2021 Notes bear interest at 14.2% per annum, payable semi-annually. Interest will be payable on April 15 and October 15 of each year, commencing October 15, 2019. The October 2021 Notes have a two and a half year (thirty month) term maturing on October 15, 2021.

The May 2018 Senior Secured Notes, the June 2019 Senior Secured Notes, the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes, the March 2020 Senior Secured Notes and the October 2021 Senior Secured Notes were issued without registration under the Securities Act in offerings conducted outside the United States pursuant to Regulation S under the Securities Act.

Senior Secured Notes

Our obligations under the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes and the March 2020 Senior Secured Notes, the indenture governing the August 2019 Senior Secured Notes (the “August 2019 Indenture”), the indenture governing the February 2021 Senior Secured Notes (the “February 2021 Indenture”), the indenture governing the November 2020 Senior Secured Notes (the “November 2020 Indenture”), the indenture governing the March 2020 Senior Secured Notes (the “March 2020 Indenture”) and the indenture governing the October 2021 Senior Secured Notes (the "October 2021 Indenture") have been guaranteed initially by certain of our wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other of our future subsidiaries in accordance with the terms of the applicable Indenture. Our obligations under the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes, the March 2020 Senior Secured Notes, the August 2019 Indenture, the February 2021 Indenture, the November 2020 Indenture, the March 2020 Indenture and the Octobetr 2021 Indenture are secured by a pledge of the capital stock of our wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd. and Elite Quest Holdings Ltd.

The August 2019 Indenture, the February 2021 Indenture, the November 2020 Indenture, the March 2020 Indenture and the October 2021 Indenture contain certain covenants that, among others, restrict our ability and the ability of our restricted subsidiaries (as defined in the applicable Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes, the March 2020 Senior Secured Notes, or the October 2021 Senior Secured Notes as applicable, or other assets, to make certain other payments and to engage in transactions with affiliates and holders of more than 10% of our common shares, subject to certain qualifications and exceptions and the satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the applicable Indenture) of 2.50 to 1.0, 2.0 to 1.0, 2.0 to 1.0, 2.0 to 1.0, and 2.0 to 1.0, respectively. Certain of these limitations, including restrictions on the incurrence of certain indebtedness or issuances of preferred stock, the making of certain payment or investments, payments of dividends, and sales of assets will be suspended if the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes, the March 2020 Senior Secured Notes or the October 2021 Senior Secured Notes as applicable, obtain and retain an investment grade rating.

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

At any time prior to maturity date of a series of Senior Secured Notes, we may redeem up to 35% of the aggregate principal amount of that series of Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of (a) in the case of the August 2019 Senior Secured Notes, 108.125% of the principal amount, (b) in the case of the February 2021 Senior Secured Notes, 107.75% of the principal amount, (c) in the case of the November 2020 Senior Secured Notes, 108.875% of the principal amount, (d) in the case of the March 2020 Senior Secured Notes, 109.875% of the principal amoun and (e) in the case of the October 2021 Senior Secured Notes, 114.2%, plus, in each case, accrued and unpaid interest, if any, to (but not including) the redemption date. At least 65% of the aggregate principal amount of a series being so redeemed must remain outstanding after such redemption.

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

On July 10, 2017, we redeemed an aggregate principal amount of US$200,000,000 of all outstanding June 2019 Senior Secured Notes at the redemption price equal to 106.5% of the principal amount thereof, being US$213,000,000, plus accrued and unpaid interest of US$2,456,000 to July 10, 2017. The total redemption price paid by the Company on July 10, 2017 was US$215,456,000. The Company funded the redemption using the proceeds from the offering of its February 2021 Senior Secured Notes. As of December 31, 2019, we have a total principal amount of US$296.0 million of October 2021 Senior Secured Notes outstanding.

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

On April 15, 2019, the Company completed the repurchase of US$119,989,000 in principal amount of the August 2019 Senior Secured Notes pursuant to an Offer to Purchase for an aggregate purchase price of US$121,861,755 including accrued interest. As of December 31, 2019, we have a total principal amount of nil of August 2019 Senior Secured Notes outstanding.

February 2021 Senior Secured Notes

On February 28, 2017, we issued an aggregate principal amount of US$300,000,000 of the February 2021 Senior Secured Notes. The February 2021 Senior Secured Notes bear interest at 7.75% per annum payable semiannually. Interest will be payable on February 28 and August 28 of each year, commencing August 28, 2017. The February 2021 Senior Secured Notes have a four year term maturing on February 28, 2021. From August 31, 2018 to December 31, 2018, the Company redeemed February 2021 Senior Secured Notes for a total principal amount of US$25.4 million. The Company recognized gain on extinguishment of debt amounting to US$2,642,710, consisting of the gain from the difference between repurchase price and principal amount of the debt amounting to US$3,043,135 and the loss from unamortized deferred debt issuance costs amounting to US$400,425. As of December 31, 2019, we have a total principal amount of US$262.2 million of February 2021 Senior Secured Notes outstanding.

November 2020 Senior Secured Notes

On November 22, 2017 and December 1, 2017, we issued an aggregate principal amount of US$200,000,000 and US$100,000,000 of the November 2020 Senior Secured Notes, respectively. The November 2020 Senior Secured Notes bear interest at 8.875% per annum payable semi-annually. Interest will be payable on May 22 and November 22 of each year, commencing May 22, 2018. The November 2020 Senior Secured Notes have a three year term maturing on November 22, 2020. As of December 31, 2019, we have a total principal amount of US$296.9 million of November 2020 Senior Secured Notes outstanding.

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

On April 15, 2019, the Company completed the repurchase of US$75,700,000 in principal amount of the March 2020 Senior Secured Notes pursuant to a privately negotiated transaction for an aggregate purchase price of US$76,239,888 including accrued interest. As of December 31, 2019, we have a total principal amount of US$123.1 million of March 2020 Senior Secured Notes outstanding.

October 2021 Senior Secured Notes

On April 15, 2019 and April 26, 2019, the Company issued a collective aggregate principal amount of US$300,000,000 of the October 2021 Senior Secured Notes. The October 2021 Senior Secured Notes bear interest at 14.2% per annum, payable semi-annually. Interest will be payable on April 15 and October 15 of each year, commencing October 15, 2019. The October 2021 Notes have a two and a half year (thirty month) term maturing on October 15, 2021.

Onshore Corporate Bonds

On December 28, 2015, Xinyuan China issued the first tranche of the onshore corporate bonds with an aggregate principal amount of US$154 million due on December 28, 2020 (the “First Tranche Bonds”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on December 28 of each year, commencing December 28, 2016. Given that First Tranche Bonds is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the First Tranche Bonds under the requirements of ASC 815 “Derivatives and Hedging.” The First Tranche Bonds were issued at par. On January 27, 2016, Xinyuan China issued the second tranche of the onshore corporate bonds with an aggregate principal amount of US$107 million due on January 27, 2021 (the “Second Tranche Bonds”) at a coupon rate of 7.47% per annum payable annually. On March 14, 2016, Xinyuan China issued the third tranche of the onshore corporate bonds with an aggregate principal amount of US$77 million due on March 14, 2021 (the “Third Tranche Bonds”) at a coupon rate of 7.09% per annum payable annually. As of December 31, 2019, we have a total principal amount of US$2.0 million、US$8.2 million and US$7.6 million of First Tranche Bonds、Second Tranche Bonds and Third Tranche Bonds outstanding.

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

On August 15, 2016, Xinyuan China issued a new tranche of onshore corporate bonds with an aggregate principal amount of RMB1.5 billion (US$216 million) due on August 15, 2019 (the “New Tranche”) at a coupon rate of 7.5% per annum payable annually. Interest was payable on August 15 of each year, commencing August 15, 2017. On April 7, 2017, Xinyuan China issued a new second tranche of onshore corporate bonds with an aggregate principal amount of RMB1.13 billion (US$173 million) due on April 7, 2020 (the “2017 Tranche”) at a coupon rate of 8.2% per annum payable annually. Interest was payable on April 7 of each year, commencing April 7, 2018. Upon the first anniversary of the issuance of the New Tranche and 2017 Tranche, respectively, Xinyuan China could adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. On August 15, 2017, Xinyuan China adjusted the annual interest rate of the New Tranche Bonds to 8.2% from 7.5%. As of December 31, 2019, we have a total principal amount of nil both of New Tranche and 2017 Tranche outstanding, seperately.

On September 20, 2018, Xinyuan China issued a new tranche of onshore corporate bonds with an aggregate principal amount of RMB 600 million (US$87 million) due on September 21, 2020 (the “2018 Tranche”) at a coupon rate of 8.5% per annum payable annually. Interest is payable on September 21 of each year, commencing September 21, 2019. As of December 31, 2019, we have a total principal amount of US$22.1 million of 2018 Tranche outstanding. The above three tranches of onshore corporate bonds were issued at par.

On January 4, 2019, Xinyuan (China) Real Estate, Ltd. issued a new tranche of the onshore corporate bonds with an aggregate principal amount of RMB 600 million due on January 4, 2022 (the “2019 Tranche”) at a coupon rate of 8.5% per annum payable annually. Interest is payable on January 4 of each year, commencing January 4, 2020. As of December 31, 2019, we have a total principal amount of US$650,673 of 2019 Tranche outstanding.

On April 1, 2019, Xinyuan (China) Real Estate, Ltd. completed the issuance of a new tranche of the onshore corporate bonds with an aggregate principal amount of RMB 980 million due on April 1, 2024 (the “2019 First Tranche Bonds”) at a coupon rate of 8.4% per annum payable annually. Interest is payable on April 1 of each year, commencing April 1, 2020. As of December 31, 2019, we have a total principal amount of US$59.1 million of 2019 First Tranche Bonds outstanding.

Capital Expenditures

Our capital expenditures were US$16.7 million, and US$11.6 million in 2018 and 2019, respectively. Our capital expenditures in 2018, and 2019 were mainly used for building improvements, and purchase of aircraft, vehicles, fixtures and furniture and computer network equipment. The source of our capital expenditures is primarily the cash flow generated from operating activities.

As of December 31, 2019, we had outstanding commitments with respect to non-cancelable construction contracts for real estate development in the amount of US$1, 372.1 million.

C.	Research and Development, Patent and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions .

Since January 2020, the coronavirus pandemic (“the COVID-19”) has spread across China and other countries, governments have implemented a series of measures including travel restrictions and quarantines to contain COVID-19, which adversely affected the real estate industry where the Group operates. We currently believe our first quarter results of operations will be negatively impacted by these developments. The development and evolution of the COVID-19 in China and globally still has great uncertainty in the duration and severity, which may further amplify and delay the impact on the recovery of the real estate industry. Given the uncertainty about the situation, the Group currently cannot estimate the impact to the 2020 financial performance and cash flows.

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

As of December 31, 2018 and 2019, we guaranteed mortgage loans in the aggregate outstanding amount of US$1,988.6 million and US$2,617.2 million, respectively.

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

We paid US$1.7 million and US$1.8 million to satisfy guarantee obligations related to customer defaults for the years ended December 31, 2018 and 2019, respectively. The fair value of the guarantees is not significant and we consider that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in our consolidated financial statements.

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

At December 31, 2019, the Group provided financial guarantees for bank loans of two of its equity method investees. The Group could incur losses in the event of defaults under or foreclosure of these loans and its maximum exposure to credit losses is approximately US$202 million. The fair value of the guarantees is not significant and the Group considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding bank loans together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in the consolidated financial statements.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2019, our contractual obligations amounted to US$5,004.9 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated:

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(US$ in thousands)
Long-term debt obligations:
Long-term bank loans	686,065	-	636,898	8,744	40,423
Interest on long-term bank loans (1)	97,657	45,431	31,809	7,774	12,643
Other long-term debt	1,036,691	-	920,624	116,067	-
Interest on other long-term debt (2)	85,358	-	85,358	-	-
Current portion of long-term bank loan and other debt	1,418,955	1,418,955	-	-	-
Interest on current portion of long-term bank loan and other debt (1)	209,082	209,082	-	-	-
Short-term debt obligations	44,198	44,198
Short-term bank loans	28,501	28,501	-	-	-
Interest on short-term debt obligations (3)	1,860	1,860	-	-	-
Operating lease obligations	12,216	6,471	5,451	294	-
Non-cancellable construction contract obligations	1,372,065	559,280	779,273	33,512	-
Capital lease obligations (4)	11,570	7,511	4,059	-	-
Total	5,004,938	2,322,009	2,463,472	16,6391	53,066

(1)	Our long-term bank loans, including current portion, bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans, including current portion, is calculated based on the current interest rate of each loan, ranging from 1.10% plus 1 month LIBOR to 9.80% per annum, using the PBOC benchmark rate of 4.75% as of December 31, 2019.

(2)	Interest on other long-term debt is calculated based on the interest rates for relevant loans, ranging from 5.20% to 15.0% per annum.

(3)	Interest on short-term loans is calculated based on the interest rates for relevant loans, ranging from 3.61% to 12.00% per annum.

(4)	In 2012, Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”), one of our subsidiaries, entered into a capital lease agreement with MinshengHongtai (Tianjin) Aviation Leasing Co., Ltd. (“Minsheng”) to lease an aircraft. Under the terms of the agreement, Minsheng purchased a Gulf 450 from Gulfstream Aerospace Corporation and leased the aircraft to Henan Xinyuan for a term of 96 months starting from September 12, 2013. We measured a capital lease asset and capital lease obligation at an amount equal to the present value of the minimum lease payments during the lease term, excluding the portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) as well as any profit thereon. As of December 31, 2019, we are contractually committed to pay the amount of US$11.6 million. See Note 13 to the consolidated financial statements contained elsewhere in this annual report on Form 20-F.

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

We believe our cash on hand, projected cash flow from operations, available construction loan borrowing capability, and potential access to capital markets, should be sufficient to meet our expected cash requirements, including our non-cancellable construction contract obligations and capital lease obligations that are due on various dates through April 1, 2020, the outstanding principal amount of our February 2021 Senior Secured Notes due in February 2021, the outstanding principal amount of our November 2020 Senior Secured Notes due in November 2020, the outstanding principal amount of our March 2020 Senior Secured Notes due in March 2020 (which were repaid in full upon maturity), the outstanding principal amount of our October 2021 Senior Secured Notes due in October 2021, and for Xinyuan China to satisfy its obligations under the First, Second, Third, 2018 Tranche Bonds, 2019 Tranche and 2019 First Tranche Bonds.

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

G.	Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of April 1, 2020:

Name	Age	Position
Yong Zhang	57	Executive Director, Chairman of the Board, Chief Executive Officer
Shangrong Li	49	Executive Director and President of Xinyuan (China)
Yu (Brian) Chen	45	Chief Financial Officer
Yuyan Yang	57	Director
Yong Cui	46	Director
Hao Gao	38	Director*
Thomas Gurnee	69	Director and Chairman of the Audit Committee*
Wendy Hayes	50	Director*
Yifan (Frank) Li	52	Director*
Samuel Shen	55	Director*

*	Independent director per NYSE listing standards.

Unless otherwise indicated, the business address of each director and executive officer is 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, the People’s Republic of China.

A description of the business experience and present position of each director and executive officer is provided below:

Yong Zhang  founded our company in 1997 and has been the Chairman of the board of directors since 2007 and has been the Chief Executive Officer since June 2019, previously holding the position from 1997 to 2013. Mr. Zhang has more than 20 years of working experience in the real estate industry. Prior to founding our company, he worked at several construction and property development companies, including Zhengzhou City Construction and Development Inc. and China Antai Real Estate Development Inc. Mr. Zhang is also vice chairman of Henan Real Estate Association, a member of China Democratic National Construction Association and a deputy to the 11th and 12th People’s Congress of Henan Province in China. He serves as a director of Beijing Ruizhuo Xihe Technology Development Co., Ltd., Beijing Ruizhuo Xitou Technology Development Co., Ltd., Beijing Ruizhuo Xichuang Technology Development Co., Ltd, Beijing XinyuanXin Technology Development Co., Ltd., Beijing Ruizhuo Xirong Technology Development Co., Ltd., Beijing Ruizhuo Xihui Technology Development Co., Ltd., Beijing Ruizhuo Xijia Technology Development Co., Ltd.,Huayi Xincheng (Beijing) Intelligent City Construction Co., Ltd., Beijing Xinyuan Future Investment Management Co., Ltd., Ningbo Zhongxin Xitou investment management Co., Ltd., Beijing Aijieli Technology Development Co., Ltd., Xinyuan Holding Ltd. and Madison Developments Limited. Mr. Zhang received a Ph.D. in finance from Renmin University of China in 2014, an executive master’s degree in business administration from Tsinghua University in 2005 and a bachelor’s degree in architecture from Henan Zhongzhou University in 1985.

Shangrong Li  is currently the president of Xinyuan (China) Real Estate Co., Ltd., in charge of the company's overall operation and management. He was the vice president of JD Digits, the digital technology business unit under JD.com, one of the China's largest online retailer. Mr. Li previously held various senior positions at China Construction Bank (CCB), including president of Henan branch and Gansu branch, general manager of production innovation department, and roles in management at CCB headquarters.

Yu (Brian) Chen  joined Xinyuan in February 2019 as an Assistant President and the General Manager of the Company's Capital Markets department. Before joining Xinyuan, Mr. Chen held senior management positions in various publicly listed companies including Pacific Securities, RioCan REIT, Husky Injection Molding Systems, MDS, and ZTE. He has close to two decades of experience in accounting, financial management, business turnarounds, and capital market operations. Mr. Chen received his Bachelor of Economics from Peking University in 1998 and his MBA from the Schulich School of Business at York University in 2004. He also obtained CPA designations from Canada in 2007 and the U.S. in 2010.

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

Yong Cui  has been a director of our company since April 2007 and served as our President from September 2013 through January 2018. With a doctorate degree in finance from Renmin University of China, Mr. Cui has extensive experience in corporate finance. For the past five years, Mr. Cui has worked at Beijing Runzheng Consulting Company as President.

Hao Gao was appointed as an independent director of the Company in May 2018. Mr. Gao is the director of the Global Family Business Research Center and the director of Strategic Partnership and Development Office at Tsinghua University PBC School of Finance, as well as the chief editor of the Family Business Series and Family Wealth Series published by the People’s Publishing House/Oriental Press. Mr. Gao is also an independent director of Modern Media Holdings Limited (HKEX: 00072) and Hope Education Group Co., Ltd. (HKEX: 01765). Mr. Gao obtained a Bachelor’s Degree in Automation Engineering from Tsinghua University, a Bachelor’s Degree in Economics from Peking University, and a Ph.D. Degree in Management Science and Engineering from Tsinghua University. Mr. Gao has completed the Corporate Boards Program, the Audit Committees Program, and the Compensation Committees Program at Harvard Business School, as well as the Mergers and Acquisitions Program and the People, Culture, and Performance Program at the Graduate School of Business of Stanford University.

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

Wendy Hayes was appointed to be our independent director in January 2020. Ms. Hayes is also an independent director of Tuanche Limited and an advisor to several other companies. Between May 2013 and September 2018, Ms. Hayes served as the inspections leader at the Public Company Accounting Oversight Board (PCAOB) in the United States. Prior to that, Ms. Hayes was an audit partner at Deloitte (Beijing). Ms. Hayes received her bachelor’s degree in international finance from University of International Business and Economics in 1991, and her executive MBA from Cheung Kong Graduate School of Business in 2012. Ms. Hayes is a certified public accountant in the United States (California) and China.

Yifan (Frank) Li  was appointed as a director of our company in February 2017. Mr. Li has been a director and Vice President of Geely Holding Group since October 2014. Prior to joining Geely, he was Vice President and international Chief Financial Officer of Sanpower Group from April in 2014. Prior to joining Sanpower Group, he served as Chief Financial Officer of China Zenix Auto International (NYSE:ZX) from December 2010 - 2014. Prior to joining China Zenix Auto International, Mr. Li was the Chief Financial Officer of Standard Water and Time Share Media from December 2007. Mr. Li is also an independent director of Shanghai International Port (Group) Co. Ltd. (600018-CN), Heilongjiang Interchina Water Treatment Co., Ltd. (600187-CN), Zhongan Online Insurance Co., Ltd. (HKEX: 06060) and Qudian Inc.(NYSE:QD). Mr. Li received his MBA from the University of Chicago Booth School of Business in 2000, MSc in Accounting from University of Texas at Dallas in 1994, and Bachelor of Economics in World Economy from Fudan University in 1989. He is a Certified Public Accountant in the United States and a Chartered Global Management Accountant. His business address is Room 815, 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang, PRC, 310051.

Samuel Shen was appointed as an independent director of the Company in May 2018. Mr. Shen is president of JD Cloud, the cloud business unit under JD.com, China’s largest online retailer. Reporting directly to Richard Liu, JD.com CEO and chairman, Mr. Shen leads the efforts of JD Cloud to extend its offerings of tailored service solutions to a wide range of vertical industries. Mr. Shen previously held various senior positions at Microsoft, including chairman of the Microsoft Asia-Pacific Technology Company, COO of the Microsoft Asia-Pacific R&D Group, and general manager of Microsoft Cloud and Enterprise China. Before Microsoft, Mr. Shen worked at IDT in California. Mr. Shen is also an non-executive director of Kingdee International Software Group Limited (HKEX: 00268) and an independent director of Insigma Technology Co., Ltd. (600797-CN). Mr. Shen holds a Master’s Degree in Computer Science from the University of California, Santa Barbara.

As of the date of this annual report on Form 20-F, there are no familial relationships between any directors and members of senior management.

B.	Compensation

For the fiscal year ended December 31, 2019, the aggregate compensation to our executive officers, including all directors was US$7.7 million (which includes amounts paid to persons who are no longer serving as executive officers),which the aggregate compensation to our non-executive directors was US$0.7 million (which includes amounts paid to persons who are no longer serving as directors). As discussed below under “Item 6. Directors, Senior Management and Employees — D. Employees” we made contributions of US$20.4 million to employee benefit plans for the fiscal year ended December 31, 2019.

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

As of December 31, 2019, 212,138 of options granted prior to the expiration of the 2007 Plan remain exercisable.

The following table summarizes the options granted to our current directors, executive officers, and other individuals as a group under our 2007 Plan outstanding as of April 1, 2020:

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Grant Date	Date of Expiration
Yong Zhang	39,400	1.21	June 30, 2014	June 29, 2024
Our employees as a group (1)	60,000	1.085	May 24, 2011	May 25, 2021
	100,000	1.64	November 12, 2012	November 11, 2022
	12,738	1.21	December 13, 2010	December 12, 2020

(1)	None of these employees is a director or executive officer of our company.

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

Incentive Pool; Funding. Under the RSU Plan, we will establish a long-term incentive pool for participants for each fiscal year, a “Grant Year,” based on our net income (or other performance goals) for the most recently completed prior fiscal year, a “Base Year.” The long-term incentive pool is funded for any Grant Year and RSUs are granted only if 70% or more of the target net income for applicable Base Year has been achieved in the Grant Year or if 70% or more of the total target net income for the three fiscal years ending with the Base Year has been achieved. If neither of such targets is achieved for a Grant Year, no amount is credited to the long-term incentive pool for that Grant Year and no RSUs will be awarded for the Grant Year. We have established a trust and we will deposit or cause to be deposited in the trust amounts of cash not exceeding the amount of the long-term incentive pool for a Grant Year. The trustee will use the funds to acquire in the open market or in private transactions that number of ADSs representing common shares as we direct over a period of time as we and the trustee determine.

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

On August 30, 2019, under the 2014 RSU Plan, the Company deposited US$2,912,539 into the trust. The trustee has used the funds to acquire 1,438,076 common shares from the open market as of December 31, 2019. The awards vest ratably over a three year service vesting period.

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

Our company did not grant any options under the 2015 Plan in 2017, 2018 and 2019.

As of December 31, 2019, 2,796,734 options were issued and outstanding under the 2015 plan and 14,865,808 shares remained eligible for future grants under the plan. The following table summarizes the options granted to our current directors, executive officers, and other individuals as a group under our 2015 Plan outstanding as of April 1, 2020:

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Grant Date	Date of Expiration
Yong Zhang	2,497,600	1.71	July 1, 2015	June 30, 2025
Yong Cui	-	1.71	July 1, 2015	June 30, 2025
Other employees as a group (1)	27,200	1.71	July 1, 2015	June 30, 2025
	54,334	1.71	July 1, 2015	June 30, 2025
	54,400	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025

(1)	None of these employees is a director or executive officer of our Company.

Other awards

On September 28, 2019, our Board of Directors approved the employee stock option plan of Xinchuang Technology, a subsidiary of us. Under the plan, we reserved 150 million shares, representing 30% of Xinchuang Technology’s issued capital for purpose of providing share option awards to our senior management and employees. In November 2019, we granted a total 100 million share options to certain employees of us with an exercise price of US$0.14 (RMB 1). The options become vested in 5 tranches subject to achievement of certain performance conditions as follows: (i) 5% on the grant date with no performance condition; (ii) 5% for each of the first, second, third anniversary of the grant date, respectively; and (iii) the remaining 80% shall vest upon the completion of the initial public offering of Xinchuang. The total fair value of the share options granted in October 2019 is US$3.5 million, which shall be recognized as compensation expense using the accelerated method. The fair value is determined by an external valuer using the discounted cash flow method to determine the underlying equity fair value of Xinchuang Technology. Key assumptions, such as the discount rate, cash flow projections and the discount for lack of marketability, are determined by the Group with best estimates.

Xinyuan Property Management Service (Cayman) Ltd., a subsidiary of us, operates a restricted share award scheme (the “Scheme”) for the purpose of providing incentives and rewards to eligible participants (the “Participants”) who contribute to the success of its operations. The Participants of the Scheme include its directors and senior executives. The Scheme was adopted by our board on 31 January 2019 (the “Adoption Date”). Pursuant to the Scheme, an award of 56,250 restricted shares (subdivided into 56,250,000 restricted shares in August 2019), representing 15% of its share capital, was granted to the Participants with a total exercise price at an aggregate consideration of US$1,204,094 (RMB8,400,000). The considerations were fully settled in cash upon the issuance of restricted shares. And the restricted shares vest in three tranches of 2%, 18% and 80% on 1 January 2020, 1 January 2021 and 1 January 2022, respectively, in accordance with certain vesting conditions, that is, performance condition based on the completion of IPO which requires recognition on an accelerated basis.

As of December 31, 2019, there were no shares expired and the Group recognized expense relating to the options is immaterial (2018: nil, 2017: nil) in profit or loss during the period.

On June 14, 2019, Mr. Zhang Lizhou (one of the participants) resigned as an executive director. Upon the resignation of Mr. Zhang Lizhou, we repurchased the 18,750 shares granted to him at a consideration of US$401,365 (RMB2,800,000) which was equal to the amount paid by Mr. Zhang Lizhou to us at the issuance date. The remaining settled aggregate consideration of US$802,729 (RMB5,600,000) according to the Scheme was recognized as liability because the restricted shares will be repurchased by us at the original amount by participants upon the termination of employment.

The aggregate fair value of the restricted shares granted at the grant date amounting to US$4,931,051 (RMB34,400,000) are recognized as compensation expense using the accelerated method. The fair value is determined by an external valuer using the discounted cash flow method to determine the underlying equity fair value of Xinyuan Property Management Service (Cayman) Ltd. Key assumptions, such as the discount rate, cash flow projections and the discount for lack of marketability, are determined by us with best estimates.

As of December 31, 2019, there were no shares vested, expired and we recognized expense relating to the Scheme of US$1,762,927 (RMB12,298,534) (2018: nil, 2017: nil) in profit or loss during the period.

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

Audit Committee. Our audit committee consists of Mr. Thomas Gurnee (Chairman), Mr. Yifan (Frank) Li, Mr. Hao Gao and Ms. Wendy Hayes. Under Section 303A of the NYSE Listed Company Manual, as a foreign private issuer, we are required to have an audit committee composed solely of independent directors. However, unlike U.S. listed companies, we are not required to have a minimum number of committee members and our audit committee members may be “independent” only as required by SEC Rule 10A-3 but need not meet the other independence test of NYSE Rule 303A. Our audit committee charter provides that the committee will consist of at least three directors, each of whom must meet applicable independence and financial literacy requirements of the NYSE and Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr. Gurnee qualifies as an “audit committee financial expert” under applicable SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Investment Committee. Our investment committee consists of Mr. Yong Zhang (Chairman), Mr. Yong Cui, Mr. Shangrong Li and Mr. Samuel Shen.

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

As of December 31, 2019 we had 1,947 full time employees. The following table sets forth the number of our full time employees categorized by function as of the period indicated:

	As of December 31,
	2017	2018	2019
Management	34	48	60
Finance	145	185	188
Planning and development	389	590	472
Project construction management	217	305	265
Sales and marketing	101	107	108
Property management	234	418	484
Administrative and human resources	236	359	348
Legal and audit	20	26	22
Total	1,376	2,038	1,947

As of December 31, 2019, our subsidiary, Xinyuan Property Service Co., Ltd, also hired approximately 4,599 contract employees and temporary employees, most of whom provided security and housekeeping services relating to property management.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing funds, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2017, 2018 and 2019 was US$17,101,606, US$18,422,330 and US$20,420,474 respectively.

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

The following table sets forth information with respect to the beneficial ownership of our common shares as of April 1, 2020 (or such earlier date as indicated below), by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our common shares; and

•	all of our directors and executive officers as a group.

		Shares Beneficially Owned (1)
Directors, Executive Officers and Principal Shareholders	Number	%
Yong Cui	-	-
Yu Chen	4,000	*
Hao Gao	-	-
Thomas Gurnee	-	-
Wendy Hayes	-	-
Shangrong Li	-	-
Yifan (Frank) Li	-	-
Samuel Shen	-	-
Yuyan Yang (2)	28,400,000	26.45
Yong Zhang (3)	32,027,724	29.14
All directors and executive officers as a group (4)	60,431,724	54.97

* Beneficially owns less than 1% of our outstanding common shares.

(1)	Beneficial ownership includes voting or investment power with respect to the securities and, (except as indicated below, each person named has sole voting and investment power with respect to the shares shown opposite his or her name. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of the date of determination. The percentage of beneficial ownership is based on 107,389,450 common shares outstanding as of April 1, 2020. In addition, for purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons had the right to acquire on or within 60 days of April 1, 2020 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Ms. Yang is the settlor of The Spectacular Stage Trust established pursuant to the Trust Deed dated November 24, 2015 between Ms. Yang, as Settlor, and HSBC International Trustee Limited, as Trustee (the “Spectacular Trust”). Pursuant to the Trust Deed, the Trustee is required to obtain the prior written consent of Ms. Yang, as Protector, before making any direct or indirect dispositions of any common shares that constitute assets of the Spectacular Trust and to vote common shares held by the Spectacular Trust and cause any entity owned by the Spectacular Trust directly or indirectly that holds common shares to vote such shares in accordance with instructions from Ms. Yang. Accordingly, pursuant to Section 13(d) of the Exchange Act, Ms. Yang may be deemed to beneficially own all of the common shares held directly or indirectly by the Spectacular Trust. Spectacular Stage Limited, a British Virgin Islands company indirectly wholly owned by the Spectacular Trust, owns 28,400,000 common shares.

(3)	Mr. Zhang is the settlor of The Juicy Seasons Trust established pursuant to the Trust Deed dated June 21, 2019 between Mr.Zhang, as Settlor, and HSBC International Trustee Limited, as Trustee (the “Juicy Trust”). Pursuant to the Trust Deed, the Trustee is required to obtain the prior written consent of Mr. Zhang, as Protector, before making any direct or indirect dispositions of any common shares that constitute assets of the Juicy Trust and to vote common shares held by the Juicy Trust and cause any entity owned by the Juicu Trust directly or indirectly that holds common shares to vote such shares in accordance with instructions from Mr. Zhang. Accordingly, pursuant to Section 13(d) of the Exchange Act, Mr. Zhang may be deemed to beneficially own all of the common shares held directly or indirectly by the Juicy Trust. Juicy Seasons Limited, a British Virgin Islands company indirectly wholly owned by the Juicy Trust, owns 28,400,000 common shares. The amount of common shares also includes 2,537,000 common shares issuable upon exercise of vested options and 1,090,724 common shares held by Universal World Development Co. Ltd., a British Virgin Islands company, of which Mr. Zhang is the sole owner.

(4)	Includes 2,537,000 common shares issuable upon exercise of options exercisable within 60 days.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership” for our major shareholders.

Our major shareholders do not have voting rights that are different from other shareholders.

There are three record holders in the United States, including the depositary for our ADSs, holding, collectively, 50.4% our outstanding common shares, as of April 1, 2020.

B.	Related Party Transactions

On March 2, 2018, the Group signed a partnership agreement with Yong Zhang, a senior management member and employee of the Company to form Beijing Yuzhouyun Technology Development Center ("Yuzhouyun"). According to the partnership agreement, the design and purpose of Yuzhouyun's activities are to provide technical services to the Group. The Group acts as a limited partner and the senior management members are general partners. Substantially all significant activities require the approval from the senior management members. The Group and senior management members agreed to share profits at the proportion of 51% and 49%, respectively. The Group, as the limited partner, is the only party with the equity at risk to absorb losses of Yuzhouyun. Yuzhouyun's principal activities are also to provide technical service to the Group, which indicates that Yuzhouyun's activities are conducted on behalf of the Group.

In 2018, the Company sold a small percentage of the equity interests (ranging from 0.50% to 5.54%) in eight real estate project companies to senior management and employees for a total consideration of US$8,720,772. In 2019, the Company sold additional percentage of the equity interests in the eight real estate project companies to senior management and employees for a total consideration of US$604,914 and the total sold equity interests ranges from 0.57% to 5.59% as of December 31, 2019. According to the equity transfer agreement, as this arrangement is a form of an incentive plan, the Company is obligated to repurchase the equity interest back from senior management and employees.

In 2019, the Company sold 6.03% of the equity interests in one real estate project company to senior management and employees for a total consideration of US$1,300,135. According to the equity transfer agreement, as this arrangement is a form of an incentive plan, the Company is obligated to repurchase the equity interest back from senior management and employees.

On June 15, 2017, Xinyuan China, the Group's related parties, and a third party signed a partnership agreement to form a limited partnership, Beijing Future Xinruifeng Science and Technology Development Center (Limited Partnership) ("Xinruifeng"). The related parties that are partners of Xinruifeng comprise of (i) Yong Zhang and other senior management members; and (ii) Beijing Xinyuan Future Investment Management Co., Ltd. ("Xinyuan Future"), which is also owned by Yong Zhang, a senior management member of the Company. The third party and the related parties are general partners of Xinruifeng whereas Xinyuan China is a limited partner.

Pursuant to the framework agreement signed in June 2017 by Xinruifeng and Xinyuan China, both parties agreed to invest a total of RMB 30 million in Xitou. After the completion of the arrangement, Xinruifeng and Xinyuan China will own 66.67% and 33.33% equity interest of Xitou, respectively. The arrangement will be completed with two steps that form a single transaction designed to achieve an overall commercial effect, 1) Xinyuan China will acquire 100% equity interest of Xitou for nil consideration ("Step one"); and 2) Xinruifeng will inject a capital of RMB 20 million and acquire 66.67% equity interest of Xitou, and Xinyuan China will invest RMB 10 million and obtain 33.33% of equity interest of Xitou ("Step two"). In November 2019, Step two was completed.

Pursuant to the framework agreement signed in June 2017 by Beijing Future Xinhujin Science and Technology Development Center (Limited Partnership) ("Xinhujin"), owned in part by Yong Zhang, a senior management member of the Company, and Xinyuan China, both parties agreed to invest a total of RMB30 million in Xichuang. After the completion of the arrangement, Xinhujin and Xinyuan China will own 66.67% and 33.33% equity interest of Xichuang, respectively. The arrangement will be completed with two steps that form a single transaction designed to achieve an overall commercial effect, 1) Xinyuan China will acquire 100% equity interest of Xichuang for nil consideration ("Step one"); and 2) Xinhujin will inject capital of RMB20 million to Xichuang and acquire 66.67% equity interest of Xichuang, and Xinyuan China will invest RMB 10 million and obtain 33.33% of equity interest of Xichuang ("Step two"). These two steps are inseparable and the acquisition of Xichuang will be completed only after both of these two steps are completed. In November 2019, Step two was completed.

Pursuant to the framework agreement signed in June 2017 by Beijing Future Xinzhihui Science and Technology Development Center (Limited Partnership) ("Xinzhihui"), owned in part by Yong Zhang, Yong Cui, senior management members of the Company, and Xinyuan China, both parties agreed to invest a total of RMB 40 million in Beijing I-Journey Science and Technology Development Co., Ltd. ("I-Journey"). After the completion of the arrangement, Xinzhihui and Xinyuan China will own 75% and 25% equity interest of I-journey, respectively. The acquisition will be completed with two steps that form a single transaction designed to achieve an overall commercial effect, 1) Xinyuan China will acquire 100% equity interest of I-journey for nil consideration ("Step one"); and 2) Xinzhihui will inject a capital of RMB30 million and acquire 75% equity interest of I-journey, and Xinyuan China will invest RMB10 million and obtain 25% of equity interest of I-journey ("Step two"). These two steps are inseparable and the acquisition of I-journey will be completed only after both of these two steps are completed. In November 2019, Step two was completed.

Please refer to Note 18 of our audited consolidated financial statements for additional information.

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

Legal Proceeding

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

In December 2016, 421 Kent Development LLC ("421 Kent"), the property company for the Group's Oosten project, terminated its contract with its general contractor. The general contractor and various subcontractors have filed lawsuits against 421 Kent and the Company for approximately US$22.0 million, in aggregate, plus punitive damages. In addition, the general contractor filed mechanic's liens against 421 Kent and the Company for approximately US$8.0 million. 421 Kent has answered the claims and believes the contractors' claims and liens are without merit and intends to contest vigorously such claims.

In May 2019, an authorized entity of local government (the “Government Entity”) sued Beijing Huiju, the original controlling and existing shareholder of one of the Group’s equity method investee, Qingdao Huiju, for disputes in construction contract entered into between the Government Entity and Beijing Huiju. The Government Entity also claimed that Qingdao Huiju is jointly liable for the aforementioned construction contract and a commitment letter issued by Beijing Huiju, and sued both Beijing Huiju and Qingdao Huiju to be jointly and severally liable to a liquidated damage of US$230.9 million stipulated in the commitment letter. Qingdao Huiju received the local court verdict of the first instance in April 2020 which held that Qingdao Huiju shall be jointly and severally liable to the liquidated damages of US$230.9 million, and court cost of US$1,167,369. Qingdao Huiju appealed to the verdict in April 2020. Management believes that the Government Entity’s claims against Qingdao Huiju are without merit and intends to contest vigorously against such claims because the commitment letter was unilaterally issued by Beijing Huiju without any signature or confirmation by Qingdao Huiju.

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

Mergers and similar arrangements. The Companies Law (2020 Revision) permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Bond Offerings

For a description of the August 2019 Senior Secured Notes and the August 2019 Indenture, the February 2021 Senior Secured Notes and the February 2021 Indenture, the November 2020 Senior Secured Notes and the November 2020 Indenture and the March 2020 Senior Secured Notes, the March 2020 Indenture and the October 2021 Senior Secured and the October 2021 Indenture, see “Item 5. Operating and Financial Review And Prospects — B. Liquidity and Capital Resources — Debt Securities—Senior Secured Notes,” included elsewhere in this annual report on Form 20-F.

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

People’s Republic of China Taxation

The PRC Corporate Income Tax Law, or theEIT Law, became effective as of January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, and the Implementation for theEIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for theEIT Law, a “de facto management body” is defined as a body that has material and overall management and control of the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. On April 22, 2009, the SAT issued the Circular 82, which was retroactively effective as of January 1, 2008. Under this notice, an overseas incorporated domestically controlled enterprise will be recognized as a PRC resident enterprise if it satisfies all of the following conditions: (i) the senior management responsible for daily production/ business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and shareholder meetings, etc., are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC. Further, the SAT issued Bulletin 45, which became effective on September 1, 2011 and was amended on April 17, 2015 and June 28, 2016, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarified certain issues relating to the determination of PRC tax resident enterprise status, post-determination administration and the authorities responsible for determining offshore-incorporated PRC tax resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the in-charge tax authorities from an offshore-incorporated PRC tax resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC tax resident enterprise. However, as Circular 82 and Bulletin 45 only apply to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents or non-PRC enterprises such as our company. It is not clear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the EIT Law and the Implementation for theEIT Law, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of our ADSs by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. For non-PRC individual investors, under PRC Individual Income Law, there could be a PRC income tax at a rate of 20% for such dividends or gains. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ADSs, or the gain you may realize from the transfer of our ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax as stated above. If we are not considered a PRC “resident enterprise,” the holders of our ADSs that are non-PRC “resident enterprises” could be subject to PRC income tax for gains from transferring or otherwise disposing their ADSs, since such activities might be recognized as “transferring the equity interests of a PRC resident enterprise indirectly by disposing of the equity interests of an overseas holding company” under Circular 7 or GATA. However, since Circular 7 specifies that it does not apply if a non-PRC resident enterprise purchases and sells equity of the same listed foreign enterprise in the open market and obtains the proceeds from indirect transfer of Chinese taxable property, for most our investors, who either are not enterprises, or are non-resident enterprises but only trade equity in the open market and gain proceeds, they will not be required to pay tax under Circular 7. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

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

In the event that we are deemed to be a PRC resident enterprise under the EIT Law (see discussion under “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation”), you may be subject to PRC withholding taxes on dividends paid to you with respect to the common shares or ADSs. Subject to generally applicable limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. However, such foreign tax credit may be disallowed, if the U.S. Holder has held such shares for less than a specified minimum period during which the U.S. Holder is not protected from risk of loss, or is obligated to make payments related to the dividends. The rules relating to the U.S. foreign tax credits are complex and U.S. Holders may be subject to various limitations on the amount of foreign tax credits that are available. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

Based on our estimated gross income, the average value of our assets, including goodwill, and the nature of our business, although not free from doubt, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2019. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent table years. We do not intend to make a determination of our or any of our future subsidiaries’ PFIC status in the future. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or common shares.

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

Foreign Exchange Risk

We and our subsidiaries are principally engaged in real estate development and the provision of property management services in the PRC. We started U.S. business operations, which is mainly residential real estate development, as well as resale, in 2012. The functional currency of our PRC subsidiaries is the Renminbi, while that of our subsidiaries in the United States is U.S. dollars. Our reporting currency is the U.S. dollar. We translate the PRC operating results using the average exchange rate for the year and we translate the PRC financial position at the year-end exchange rate. The foreign currency translation income recognized in our other comprehensive loss amounted to US$20.0 million for the year ended December 31, 2019.

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

The RMB is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 1, 2005, the PRC government changed its previous policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since July 21, 2005, this change in policy has resulted in an approximately 15.7% appreciation of the RMB against the U.S. dollar through December 31, 2019. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any appreciation of the RMB against the U.S. dollar or any other foreign currencies would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert foreign currencies into RMB for such purposes. On August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last. However, any significant depreciation in the exchange rates of the RMB against the U.S. dollar could adversely affect the value of any dividends paid by us to our shareholders, which would be funded by RMB but paid in U.S. dollars. There can be no assurance that any future movements in the exchange rate of the RMB against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition (including our ability to pay dividends). A significant depreciation in the RMB against major foreign currencies may have a material adverse impact on our results of operations, financial condition and share price because our reporting currency is the U.S. dollar and our ADSs are expected to be quoted in U.S. dollars, whereas our revenues, costs and expenses are largely denominated in RMB.

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

In addition, on July 27, 2017, the United Kingdom Financial Conduct Authority, which regulates London Interbank Offered Rate (“LIBOR”), announced that it will no longer require banks to submit rates for the calculation of LIBOR to the LIBOR administrator after 2021, and it is anticipated that LIBOR will be phased out and replaced by 2022. While various replacement reference rates have been proposed, an alternative reference rate to LIBOR has not yet been widely adopted. As such, the replacement of LIBOR could have an adverse effect on the market for, or value of, LIBOR-linked financial instruments.

Our indebtedness consists primarily of short-term and long-term bank borrowings, secured debt and onshore corporate bonds. As of December 31, 2019, we had US$73.4 million of short-term borrowings, with US$53.5 million denominated in RMB, US$19.9 million denominated in U.S. dollar, which bear interest rates ranging from 3.5% per annum to12% per annum, with a weighted average interest rate at such date of 8.3%. US$28.5 million of short-term loan bear of floating interest rates, which are based on 137% of PBOC benchmark rates and Libor benchmark rates in the following years. US$836.8 million of long-term bank loans, including current portions of long-term bank loans, bear floating interest rates, which are based on 100.00% to 210.53% of PBOC benchmark rates in the following years. US$140.8 million of long-term debt, including current portions of long-term debt bear floating interest rates, which are based on Libor benchmark rates in the following years. The PBOC regulates the interest rates of our Renminbi-denominated borrowings. The PBOC-published benchmark one-year lending rate in China, which directly affects the property mortgage rates offered by commercial banks in China, as at December 31, 2017, 2018 and 2019 was 4.35%, 4.35% and 4.35%, respectively. As of December 31, 2019, the principal amount of our aggregate outstanding variable rate debt, including long-term bank loans, was US$1,006.1 million. A hypothetical 1.00% increase in annual interest rates would increase our interest cost by approximately US$10.1 million per year based on our debt level at December 31, 2019. The senior secured notes and other debt, except the above-mentioned US$140.8 million of floating rate debt, bear fixed interest rates and therefore, interest rate risk is low.

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

As of December 31, 2019, we had outstanding guarantees of mortgages in the principal amount of US$2,617.2 million. If a purchaser defaults on the payment of its mortgage during the term of the guarantee, the mortgage lending bank may require us to repay the outstanding amount under the loan plus any accrued interest. In this event, although we are able to retain the customer’s deposit and sell the property to recover any amounts paid by us to the bank, there can be no assurance that we would be able to sell the property at a price equal to or greater than the amount we paid on the defaulting purchaser’s outstanding loan amount and any accrued interest thereon. We paid US$1.8 million to satisfy guarantee obligations related to customer defaults for the year ended December 31, 2019.

During parts of 2011 and 2012 we offered certain homebuyers seller-financing arrangements. All the homebuyers entered into such arrangement were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via our management reporting procedures. We provided longer payment terms, ranging between six months to two years to particular home buyers after applying strict credit requirements based on our credit policy. In the second half of 2012, execution of seller-financed contracts dropped significantly. From the fourth quarter of 2012, we stopped offering seller-financed contracts to second home buyers. Commencing in the second quarter of 2014, the Group again offer seller-financed contracts. As of December 31, 2018 and 2019, there was no concentration of credit risk with respect to receivables and we do not have a significant exposure to any individual debtor. Since 2013, PRC banks have tightened the distributions of mortgage loans to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. We took the position that the processing periods of the contracts with underlying mortgage loans exceeding one year cannot be recognized as revenue on an over time basis.

As of December 31, 2019, our cash and cash equivalents totaled US$808.1 million and restricted cash totaled US$181.5 million, predominately deposited in accounts maintained with state-owned bank within the PRC. We have not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Inflation

Inflation has not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.6%, 2.1% and 2.9% in 2017, 2018 and 2019, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this annual report, we have not been materially affected by any inflation or deflation.

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

The depositary may remit to us all or a portion of the depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the deposit agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2019, the depositary reimbursed US$-19,307 with respect to certain fees and expenses.

The table below sets forth the types of expenses that the depositary has agreed to reimburse and the amounts reimbursed in 2019:

Category of Expenses	Amount Reimbursed in the Year Ended December 31, 2019
(US$)
Investor relations marketing	-
Legal	-
Total	-

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013 Framework), our management concluded that, as of December 31, 2019, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2019, there were no changes in our internal control over financial reporting that occurred during the period covered by the report for the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Xinyuan Real Estate Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Xinyuan Real Estate Co., Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Xinyuan Real Estate Co., Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated April 29, 2020 expressed an unqualified opinion thereon.

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
April 29, 2020

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, and its affiliate firms for the periods indicated:

	2018	2019
	US$	US$
Audit fees (1)	1,330,954	1,797,961
Audit-related fees (2)	329,714	130,497
Tax fees (3)	–	47,849
All other fees (4)	–	399,466

(1)	“Audit fees” represent the aggregate fees billed in each of the fiscal year for the audit of financial statements of the Company and the limited quarterly procedures. In 2019, the audit fees billed included the audit of financial statements of the Company’s subsidiary, Xinyuan Property Management Service (Cayman) Ltd, for its Hong Kong initial public offering and annual reporting purpose.

(2)	“Audit-related fees” represents aggregate fees billed in respect of review of interim financial statements of Xinyuan Property Management Service (Cayman) Ltd, and issue comfort letter for the Company’s financing purposes.

(3)	Tax fees consist of fees incurred for tax consulting services.

(4)	Other fees represents aggregate fees for business advisory and diagnosis services.

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

Effective May 20, 2019, our board of directors approved a new additional US$50 million share repurchase program through December 2021 (the “2019 Authorization”). This program will be funded from available working capital. Repurchases under the 2019 Authorization will be made from time to time through a combination of open market and privately negotiated transactions. The per share price cap will be determined from time to time in the discretion of management.

 The following table sets forth a summary of our repurchase of our ADSs made from January 1, 2019 to December 31, 2019:

Period(1)	Total Number of ADSs Purchased	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate U.S. Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs
January 1 - January 31	704,957	4.52	704,957	62,886,055
February 1 - February 28	524,223	4.94	524,223	60,298,364
March 1 - March 31	940,196	4.81	940,196	55,779,724
April 1 - April 30	686,461	4.80	686,461	52,487,704
May 1 - May 31	412,956	4.47	412,956	100,639,748
June 1 through June 30	259,863	4.46	259,863	99,479,855
July 1 through July 31	277,769	4.28	277,769	98,290,191
August 1 through August 31	389,507	4.20	389,507	96,655,342
September 1 through September 30	362,223	4.21	362,223	95,130,765
October 1 through October 31	298,741	4.10	298,741	93,906,877
November 1 through November 30	518,335	3.93	518,335	91,867,917
December 1 through December 31	482,438	3.89	482,438	50,000,000
Total	5,857,669	4.45	5,857,669	50,000,000

(1)	Our ADS to common share ratio is one ADS for two common shares.

Effective January 20, 2020, the board of directors approved a new bond repurchase program of up to US$50 million. The new authorization is valid through December 31, 2021, and replaces the prior bond repurchase authorization that expired December 31, 2019. Under the program, bonds will be selected for repurchase at the Company’s discretion, based on price, timing and other considerations. Repurchases under this program will be made through a combination of open market and privately negotiated transactions.

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

ITEM 16H.	MINE SAFETY

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Xinyuan Real Estate Co., Ltd. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 3.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

1.2	Amendment to Amended and Restated Articles of Association of Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 99.5 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 10, 2009)

2.1	Deposit Agreement, dated as of December 11, 2007, among Xinyuan Real Estate Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and holders of American Depositary Shares (incorporated by reference to Exhibit 2.5 to Amendment No. 1. to the registrant’s annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)

2.2	Amendment to Deposit Agreement, including the form of ADR, dated November 9, 2017 (incorporated by reference to Exhibit 99.(a)(2) to the registrant’s F-6EF (File No. 333-221449) filed with the SEC on November 9, 2017)

2.3	Indenture, dated as of December 6, 2013, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule 1 thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agreement (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 9, 2013)

2.4	Indenture Supplement No. 1 dated as of February 13, 2015, among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedules I thereto as the Subsidiary Guarantors to the Indenture, dated as of May 3, 2013 with respect to the registrant’s 13% June 2019 Senior Secured Notes (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on February 13, 2015)

2.5	Indenture Supplement No. 2, dated as of February 3, 2016, among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedule I as the Subsidiary Guarantors, to the Indenture, dated as of December 6, 2013, with respect to the registrant’s 13% June 2019 Senior Secured Notes (incorporated by reference to Exhibit 99.3 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on February 3, 2016)

2.6	Global note representing the 13% June 2019 Senior Secured Notes (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on December 9, 2013)

2.7	Indenture, dated as of August 30, 2016, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on August 30, 2016)

2.8	Global note representing the 8.125% August 2019 Senior Secured Notes (US$300,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on August 30, 2016)

Exhibit Number	Description of Document
2.9	Indenture, dated as of February 28, 2017, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on February 28, 2017)

2.10	Global note representing the 7.75% February 2021 Senior Secured Notes (US$300,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on February 28, 2017)

2.11	Indenture, dated as of November 22, 2017, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on November 22, 2017)

2.12	Global note representing 8.875% Senior Notes due 2020 (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on November 22, 2017)

2.13	Global note representing 8.875% Senior Notes due 2020 (US$100,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 4, 2017)

2.14	Indenture, dated as of March 19, 2018, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on March 19, 2018)

2.15	Global note representing 9.875% Senior Notes due 2020 (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on March 19, 2018)

2.16	Indenture, dated as of April 15, 2019, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on April 18, 2019

2.17	Global note representing 14.2% Senior Notes due 2021 (US $200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 2.17 to the registrant’s Form 20-F(File No. 001-33863) filed with the SEC on April 29, 2019).

2.18	Global note representing 14.2% Senior Notes due 2021 (US $100,000,000 aggregate principal amount) (incorporated by reference to Exhibit 2.18 to the registrant’s Form 20-F(File No. 001-33863) filed with the SEC on April 29, 2019).

2.19*	Description of Securities

4.2	2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.3	2014 Restricted Stock Unit Plan (incorporated by reference to Exhibit 4.3 to the registrant’s Annual Report on Form 20-F (File No. 001-33863), filed with the SEC on April 27, 2015)

4.4	2015 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the registrant’s Form S-8 (File No. 333-205371) filed with the SEC on June 30, 2015)

4.5	English Summary of the Capital Lease Agreement dated as of October 23, 2012, by and among MinshengHongtai (Tianjin) Aviation Leasing Co., Ltd., and Henan Xinyuan Real Estate Co., Ltd. (Original Language: Chinese) (incorporated by reference to Exhibit 4.7 to the registrant’s Annual Report on Form 20-F (File No. 001-33863), filed with the SEC on April 15, 2013)

4.6	English Summary of the Guarantee Agreement dated as of October 23, 2012, by and among MinshengHongtai (Tianjin) Aviation Leasing Co., Ltd., Xinyuan (China) Real Estate, Ltd. and Henan Xinyuan Real Estate Co., Ltd. (Original Language: Chinese) (incorporated by reference to Exhibit 4.8 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 (File No. 00133863), filed with the SEC on April 15, 2013)

8.1*	Subsidiaries of Xinyuan Real Estate Co., Ltd.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Ernst & Young Hua Ming LLP

101*	The following materials from Xinyuan Real Estate Co., Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2019 formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Consolidated Statement of Operations, (ii) the Condensed Consolidated Balance Sheet, (iii) the Condensed Consolidated Statement of Stockholders’ Equity, (iv) the Condensed Consolidated Statement of Cash Flows, and (v) Notes to the Condensed Consolidated Financial Statements.

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name: Yong Zhang
Title: Chief Executive Officer

Date: April 29, 2020

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Xinyuan Real Estate Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Xinyuan Real Estate Co., Ltd. and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 29, 2020 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases using the modified retrospective method in 2019 and changed its method for accounting for revenue using the modified retrospective method in 2018.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young Hua Ming LLP

We have served as the Company's auditor since 2007.

Beijing, the People's Republic of China

April 29, 2020

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(ALL amounts stated in US$, except for number of shares data)

	Notes	December 31, 2018	December 31, 2019
		US$	US$
ASSETS

Current assets
Cash and cash equivalents		674,141,554	662,606,063
Restricted cash		511,874,925	326,980,363
Short-term investments	3	8,442,063	5,595,625
Accounts receivable		64,129,969	97,911,510
Other receivables	4	166,632,745	287,300,176
Deposits for land use rights		42,254,342	26,375,391
Other deposits and prepayments		257,287,874	277,463,137
Advances to suppliers		46,983,182	44,357,799
Real estate properties development completed	5	632,359,691	458,204,518
Real estate properties under development (including real estate properties under development of the consolidated variable interest entities ("VIEs") to be used only to settle obligations of the VIEs of US$166,327,833 and nil as of December 31, 2018 and December 31, 2019, respectively)	5	4,068,716,308	3,254,387,749
Amounts due from related parties	18	216,184,205	200,757,623
Amounts due from employees	18	1,694,416	2,350,852
Other current assets		520,391	772,303

Total current assets		6,691,221,665	5,645,063,109

Restricted cash, non-current		—	112,998,481
Real estate properties held for lease, net	6	302,764,217	515,868,908
Deposits for land use rights and properties		21,855,694	32,969,258
Property and equipment, net	7	38,114,483	43,004,379
Long-term investment	8	564,340,219	613,619,925
Deferred tax assets	15	230,452,674	260,153,439
Amounts due from related parties	18	26,122,186	82,687,026
Contract assets		21,779,221	23,093,235
Operating lease right-of-use assets	13	—	11,801,491
Other assets		137,062,313	80,405,182

TOTAL ASSETS		8,033,712,672	7,421,664,433

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(ALL amounts stated in US$, except for number of shares data)

	Notes	December 31, 2018	December 31, 2019
		US$	US$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and notes payable (including accounts payable and notes payable of the VIEs without recourse to the primary beneficiary of US$2,489,669 and US$431,883 as of December 31, 2018 and December 31, 2019, respectively)		790,631,410	1,166,659,841
Short-term bank loans and other debt	10	43,711,388	73,419,108
Customer deposits	14	1,921,851,255	1,106,098,647
Income tax payable		213,272,832	298,227,606
Other payables and accrued liabilities (including other payables and accrued liabilities of the VIEs without recourse to the primary beneficiary of US$3,767,049 and US$854,814 as of December 31, 2018 and December 31, 2019, respectively)	17	341,107,500	323,163,994
Payroll and welfare payable (including payroll and welfare payable of the VIEs without recourse to the primary beneficiary of US$2,263,756 and US$772,009 as of December 31, 2018 and December 31, 2019, respectively)		33,752,390	24,223,625
Current portion of long-term bank loans and other debt	11, 12	1,647,918,456	1,418,955,459
Lease liability, current portion	13	6,562,425	11,283,724
Mandatorily redeemable non-controlling interests	18	22,558,686	8,857,212
Amounts due to related parties	18	48,502,441	53,682,296

Total current liabilities		5,069,868,783	4,484,571,512

Long-term bank loans	11	720,038,940	686,064,696
Deferred tax liabilities	15	370,508,807	338,592,787
Unrecognized tax benefits	15	45,939,234	73,605,084
Other long-term debt	12	1,040,455,200	1,036,690,627
Lease liability	13	10,014,791	10,187,705
Amounts due to related parties	18	31,241,768	—

Total liabilities		7,288,067,523	6,629,712,411

Commitments and contingencies	22

Shareholders' equity
Common shares, US$0.0001 par value:
Authorized-500,000,000 shares; shares issued and outstanding- 107,875,468 shares as of December 31, 2019 (December 31, 2018: 119,805,636 shares)	19	16,399	16,410
Treasury shares	19	(87,639,088)	(113,719,964)
Additional paid-in capital		532,117,479	543,290,577
Statutory reserves		166,495,744	175,008,459
Retained earnings		99,502,126	135,873,163
Accumulated other comprehensive loss		(30,122,179)	(50,167,006)

Total Xinyuan Real Estate Co., Ltd. shareholders' equity		680,370,481	690,301,639

Non-controlling interest	24	65,274,668	101,650,383

Total equity		745,645,149	791,952,022

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		8,033,712,672	7,421,664,433

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2017, 2018, 2019

(ALL amounts stated in US$, except for number of shares data)

		Year ended December 31
	Notes	2017	2018	2019
		US$	US$	US$
Revenue:
Real estate sales		1,924,560,806	2,139,370,792	2,387,031,568
Real estate management services income		41,738,319	63,447,420	67,488,169
Real estate lease income		8,732,799	9,584,972	16,128,771
Other revenue		1,875,307	5,148,101	11,984,304

Total revenue		1,976,907,231	2,217,551,285	2,482,632,812

Costs of revenue:
Cost of real estate sales		(1,474,067,213)	(1,543,974,061)	(1,851,819,293)
Cost of real estate management services income		(31,646,448)	(44,619,783)	(40,889,231)
Cost of real estate lease income		(11,006,122)	(9,348,616)	(12,757,251)
Other costs		(559,235)	(4,130,523)	(16,857,416)

Total costs of revenue		(1,517,279,018)	(1,602,072,983)	(1,922,323,191)

Gross profit		459,628,213	615,478,302	560,309,621
Selling and distribution expenses		(75,723,717)	(83,591,651)	(86,760,620)
General and administrative expenses		(136,844,741)	(156,456,170)	(163,686,999)

Operating income		247,059,755	375,430,481	309,862,002
Interest income		16,859,086	31,225,694	51,493,595
Interest expense		(66,153,440)	(99,245,696)	(113,775,360)
Net loss on debt extinguishment	12	(15,879,702)	(21,443,949)	(8,580,510)
Gain/ (loss) on short-term investments	3	9,969,966	(2,256,890)	1,451,200
Share of loss of equity investees	8	(1,710,070)	(9,374,451)	(5,416,471)
Exchange gain/ (loss)		756,926	(25,677,654)	(7,376,009)
Other income		2,326,010	1,741,732	5,848,727

Income from operations before income taxes		193,228,531	250,399,267	233,507,174
Income taxes	15	(113,117,126)	(144,447,247)	(150,478,372)

Net income		80,111,405	105,952,020	83,028,802
Net income attributable to non-controlling interest		(16,483,854)	(32,917,471)	(14,684,275)

Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders		63,627,551	73,034,549	68,344,527

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2017, 2018, 2019

(ALL amounts stated in US$, except for number of shares data)

Earnings per share:
Basic	20	0.49	0.57	0.60
Diluted	20	0.48	0.57	0.60

Shares used in computation:
Basic	20	128,704,610	127,129,478	113,482,239
Diluted	20	131,605,869	129,140,830	114,100,896

Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments		66,062,603	(59,759,616)	(21,079,940)

Comprehensive income		146,174,008	46,192,404	61,948,862
Comprehensive income attributable to non-controlling interest		(18,637,833)	(32,505,770)	(13,649,162)

Comprehensive income attributable to Xinyuan Real Estate Co., Ltd. shareholders		127,536,175	13,686,634	48,299,700

The accompanying notes are an integral part of these consolidated financial statements

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2017, 2018, 2019

(ALL amounts stated in US$, except for number of shares data)

	Year ended December 31
	2017	2018	2019
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	80,111,405	105,952,020	83,028,802
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
Depreciation and amortization	13,727,526	15,132,875	17,584,443
Stock-based compensation expenses	4,894,478	3,382,628	5,621,588
Deferred tax benefit	(35,587,912)	(60,602,166)	(54,775,461)
Amortization of deferred charges	6,049,202	12,182,821	7,725,283
Share of loss of equity investees	1,710,070	9,374,451	5,416,471
Exchange (gain)/loss	(756,926)	25,677,654	7,376,009
Changes in unrecognized tax benefit	10,737,387	14,707,858	27,665,850
Loss on extinguishment of debt (Note 12)	15,879,702	21,443,949	8,580,510
(Gain)/loss on short-term investments	(9,969,966)	2,256,890	(1,451,200)
Proceeds from disposal of short-term investments	178,849,628	77,788,586	12,897,025
Purchase of short-term investments	(186,062,974)	(26,673,525)	(2,955,227)
Gain from re-measurement of previously held interest upon acquisition (Note 9)	—	(4,384,563)	—
Allowance for doubtful accounts	7,067,288	3,016,234	982,936
Others	1,327,529	1,985,331	1,661,626

Changes in operating assets and liabilities:
Accounts receivable	(63,691,438)	36,940,910	(37,591,293)
Real estate properties development completed	(355,551,919)	232,507,523	(61,364,418)
Real estate properties under development	151,787,433	(67,338,946)	914,886,994
Contract assets	—	(6,420,339)	(1,684,741)
Real estate properties held for lease	(111,952,749)	(47,051,796)	(151,516,852)
Advances to suppliers	(7,335,343)	(8,205,641)	1,455,322
Other receivables	(47,195,272)	(118,383,454)	(81,286,710)
Deposits for land use rights	(180,359,751)	(452,147,524)	3,400,084
Other deposits and prepayments	275,227,746	(13,203,444)	(23,464,588)
Other current assets	(2,783,559)	4,174,280	(606,623)
Amounts due from related parties	(128,319,422)	(104,487,109)	(118,854,682)
Amounts due from employees	(1,465,840)	389,697	(318,601)
Other assets	(16,415,381)	(94,969,524)	3,414,909
Accounts payable	131,546,280	127,227,761	392,316,329
Customer deposits	269,509,197	264,194,597	(747,887,702)
Income tax payable	40,872,077	88,808,505	89,454,632
Other payables and accrued liabilities	91,455,504	(73,276,156)	(18,090,325)
Payroll and welfare payable	6,408,972	7,097,694	(9,363,632)
Net cash (used in) /provided by operating activities	139,712,972	(22,901,923)	272,256,758

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2017, 2018, 2019

(ALL amounts stated in US$, except for number of shares data)

	Year ended December 31
	2017	2018	2019
	US$	US$	US$
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of properties held for lease and property and equipment	425,850	330,773	1,111,556
Purchase of property and equipment	(5,565,513)	(9,132,946)	(5,510,126)
Acquisition of subsidiaries, net of cash acquired (Note 9)	—	11,761,992	827,011
Acquisition of long-term investment	(822,029,106)	(127,031,797)	(50,546,390)
Return of capital	—	158,634,902	11,087,850

Net cash (used in)/provided by investing activities	(827,168,769)	34,562,924	(43,030,099)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	6,111,912	1,390,666	166,480
Repurchase of shares for Restricted Stock Unit ("RSU") plan	—	(7,768,139)	(2,920,216)
Purchase of treasury shares (Note 19)	(14,058,280)	(19,846,720)	(26,080,876)
Dividends to shareholders	(26,090,734)	(25,739,147)	(19,647,356)
Amounts due to related parties	82,725,874	(79,846,860)	(25,024,684)
Repayments of short-term bank loans and current portion of long-term bank loans	(51,330,241)	(201,583,103)	(388,922,839)
Proceeds from short-term bank loans and current portion of long-term bank loans	256,681,062	310,137,935	84,837,579
Repayment of long-term bank loans	(14,780,892)	(65,519,223)	(9,156,553)
Proceeds from long-term bank loans	10,659,297	337,961,266	255,750,791
Repayment of other short-term debt	(516,320,358)	(943,033,901)	(1,216,629,289)
Proceeds from other short-term debt	884,488,867	407,755,830	125,131,566
Repayment of other long-term debt	(236,322,138)	(218,895,920)	(233,164,117)
Proceeds from other long-term debt	788,220,956	339,551,378	1,170,084,599
Payment of financing cost	(36,254,595)	(16,574,059)	(4,304,339)
Payment of principal from finance lease	(4,196,345)	(7,521,441)	(6,135,547)
Repayment of mandatorily redeemable non-controlling interests	(12,954,007)	(2,447,140)	(15,394,847)
Proceeds from mandatorily redeemable non-controlling interests	14,210,916	8,720,772	1,905,049
Contributions from (distributions to) non-controlling interests, net	23,687,327	(6,323,476)	31,031,810

Net cash provided by/(used in) financing activities	1,154,478,621	(189,581,282)	(278,472,789)

NET INCREASE/(DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	467,022,824	(177,920,281)	(49,246,130)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	87,460,916	(97,290,417)	(34,185,442)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2017, 2018, 2019

(ALL amounts stated in US$, except for number of shares data)

Cash, cash equivalents and restricted cash, at beginning of year	906,743,437	1,461,227,177	1,186,016,479

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, AT END OF YEAR	1,461,227,177	1,186,016,479	1,102,584,907

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Cash and cash equivalents	894,551,480	674,141,554	662,606,063
Restricted cash	566,675,697	511,874,925	439,978,844

Incomes taxes paid	112,460,711	147,809,372	130,853,782
Interest paid	223,541,763	284,624,926	293,543,976
NON-CASH ACTIVITIES
Non-controlling interest arising from asset acquisitions	5,193,097	—	—
Purchase consideration payables	70,460,343	75,565,148	—
Debt extinguishment costs included in other payables and accrued liabilities	—	13,761,966	5,612,697
Settlement of due from related parties as a result of business combination	—	—	48,761,943
Initial recognition of leases		—	11,278,234

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2017, 2018, 2019

(ALL amounts stated in US$, except for number of shares data)

	Number of Shares	Common Shares	Treasury Shares	Additional Paid-in Capital	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Income / (Loss)	Total Xinyuan Real Estate Co., Ltd. shareholders' equity	Non-controlling Interest (Note 24)	Total
		US$	US$	US$	US$	US$	US$	US$	US$	US$
BALANCE AT DECEMBER 31, 2016	131,426,741	16,051	(53,734,088)	538,414,246	95,973,296	354,273,848	(34,682,888)	900,260,465	15,891,713	916,152,178
Capital injection from non-controlling interests	—	—	—	—	—		—	—	29,911,731	29,911,731
Exercise of share options	2,631,928	263	—	4,255,657	—		—	4,255,920	—	4,255,920
Treasury share repurchases	(5,481,846)		(14,058,280)	—	—		—	(14,058,280)	—	(14,058,280)
Shares repurchased under RSU plan	—	—	—	(3,485,952)	—		—	(3,485,952)	—	(3,485,952)
Foreign currency translation	—	—	—	—	—		63,908,624	63,908,624	2,153,979	66,062,603
Stock-based compensation expenses	1,001,853	—	—	4,154,255	—		—	4,154,255	—	4,154,255
Net income	—	—	—	—	—	63,627,551	—	63,627,551	16,483,854	80,111,405
Appropriation to statutory reserves	—	—	—	—	9,686,973	(9,686,973)	—	—	—	—
Dividends to shareholders	—	—	—	—	—	(26,090,734)	—	(26,090,734)	—	(26,090,734)
BALANCE AT DECEMBER 31, 2017	129,578,676	16,314	(67,792,368)	543,338,206	105,660,269	382,123,692	29,225,736	992,571,849	64,441,277	1,057,013,126
Adjustment to opening balance of equity (2(h))	—	—	—	—	—	(269,081,493)	(9,132,084)	(278,213,577)	(37,019,325)	(315,232,902)
Capital injection from non-controlling interests	—	—	—	—	—		—	—	36,698,455	36,698,455
Acquisition of non-controlling interests				(12,056,879)				(12,056,879)	4,169,504	(7,887,375)
Exercise of share options	846,588	85	—	1,390,581	—		—	1,390,666	—	1,390,666
Treasury share repurchases (Note 19)	(8,984,626)		(19,846,720)	—	—		—	(19,846,720)	—	(19,846,720)
Shares repurchased under RSU plan	(3,089,050)	—	—	(3,937,057)	—		—	(3,937,057)	—	(3,937,057)
Foreign currency translation	—	—	—	—	—		(50,215,831)	(50,215,831)	(411,701)	(50,627,532)
Stock-based compensation expenses	1,454,048	—	—	3,382,628	—		—	3,382,628	—	3,382,628
Net income	—	—	—	—	—	73,034,549		73,034,549	32,917,471	105,952,020
Appropriation to statutory reserves	—	—	—	—	60,835,475	(60,835,475)	—	—	—	—
Dividends to shareholders	—	—	—	—	—	(25,739,147)	—	(25,739,147)	—	(25,739,147)
Dividends to non-controlling interests	—	—	—	—	—	—	—		(35,521,013)	(35,521,013)
BALANCE AT DECEMBER 31, 2018	119,805,636	16,399	(87,639,088)	532,117,479	166,495,744	99,502,126	(30,122,179)	680,370,481	65,274,668	745,645,149
Capital injection from non-controlling interests(note(a))	—	—	—	8,305,257	—		—	8,305,257	24,054,448	32,359,705
Acquisition of non-controlling interests				—	—		—	—	(317,406)	(317,406)
Exercise of share options	108,000	11	—	166,469	—		—	166,480	—	166,480
Treasury share repurchases (Note 19)	(11,715,338)	—	(26,080,876)	—	—		—	(26,080,876)	—	(26,080,876)
Shares repurchased under RSU plan	(1,438,076)	—	—	(2,920,216)	—		—	(2,920,216)	—	(2,920,216)
Foreign currency translation	—	—	—	—	—		(20,044,827)	(20,044,827)	(1,035,113)	(21,079,940)
Stock-based compensation expenses	1,115,246	—	—	5,621,588	—		—	5,621,588	—	5,621,588
Net income	—	—	—	—	—	68,344,527	—	68,344,527	14,684,275	83,028,802
Appropriation to statutory reserves	—	—	—	—	8,512,715	(8,512,715)	—	—	—	—
Dividends to shareholders	—	—	—	—	—	(23,460,775)	—	(23,460,775)	—	(23,460,775)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(1,010,489)	(1,010,489)
BALANCE AT DECEMBER 31, 2019	107,875,468	16,410	(113,719,964)	543,290,577	175,008,459	135,873,163	(50,167,006)	690,301,639	101,650,383	791,952,022

note(a) arose from initial public offering of Xinyuan Property Management Service (Cayman) Ltd., a subsidiary of the company.

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

1.	Background information of business and organization

Xinyuan Real Estate Co., Ltd. (the "Company") and its subsidiaries (collectively the "Group") are principally engaged in residential real estate development and the provision of property management services. The Group's operations are conducted mainly in the People's Republic of China ("PRC"). In 2012, the Group expanded its business into the U.S. residential real estate market.

As of December 31, 2019, principal subsidiaries of the Company and its consolidated variable interest entities included the following entities:

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Attributable to the Group	Principal Activities
Subsidiary companies:
Xinyuan International Property Investment Co., Ltd.	Cayman Islands October 6, 2011	US$	500,000	100%	Investment holding company

Xinyuan International (HK) Property Investment Co., Ltd.	Hong Kong October 26, 2011	HK$	3,000,000	100%	Investment holding company

XIN Development Group International Inc.	United States November 10, 2011	US$	-	100%	Investment holding company

Xinyuan Real Estate, Ltd.	Cayman Islands January 27, 2006	US$	50,000,000	100%	Investment holding company

XIN Development Management East, LLC	United States August 28, 2012	US$	1,000	100%	Property management services

XIN NY Holding, LLC	United States August 29, 2012	US$	1,000	100%	Investment holding company

421 Kent Development, LLC	United States August 29, 2012	US$	1,000	100%	Real estate development

Xinyuan Sailing Co., Ltd.	Hong Kong June 21, 2013	HK$	3,000,000	100%	Investment holding company

AWAN Plasma Sdn Bhd	Malaysia April 16, 2007	MYR	33,577,000	100%	Real estate development

XIN Eco Marine Group Properties Sdn Bhd	Malaysia July 9, 2014	MYR	33,217,000	100%	Investment holding company

Zhengzhou Jiasheng Real Estate Co., Ltd.	PRC December 2, 2013	US$	60,000,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Attributable to the Group	Principal Activities
Subsidiary companies:
Xinyuan (China) Real Estate, Ltd. ("Xinyuan China")	PRC April 10, 2006	US$	307,000,000	100%	Investment holding company

Henan Xinyuan Real Estate Co., Ltd. ("Henan Xinyuan")	PRC May 19, 1997	RMB	200,000,000	100%	Real estate development

Qingdao Xinyuan Xiangrui Real Estate Co., Ltd.	PRC February 9, 2006	RMB	10,000,000	100%	Real estate development

Shandong Xinyuan Real Estate Co., Ltd.	PRC June 2, 2006	RMB	300,000,000	100%	Real estate development

Xinyuan Property Management Service (Cayman) Ltd.	Cayman Islands December 13, 2018	HKD	50,000	67.5%	Investment holding company

Xinyuan Property Management Service (BVI) Ltd	British Virgin Islands January 2, 2019	USD	-	67.5%	Investment holding company

Xinyuan Property Management Service (HK) Limited	HK January 8, 2019	HKD	1	67.5%	Investment holding company

Xinyuan Science and Technology Service Group Co., Ltd.	PRC December 28, 1998	RMB	50,000,000	67.5%	Property management services

Mingyuan Landscape Engineering Co., Ltd.	PRC February 17, 2004	RMB	50,000,000	100%	Landscaping engineering and management

Henan Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC December 29, 2011	RMB	20,000,000	100%	Real estate development

Suzhou Xinyuan Real Estate Development Co., Ltd.	PRC November 24, 2006	RMB	200,000,000	100%	Real estate development

Anhui Xinyuan Real Estate Co., Ltd.	PRC December 7, 2006	RMB	50,000,000	100%	Real estate development

Kunshan Xinyuan Real Estate Co., Ltd.	PRC January 31, 2008	RMB	200,000,000	100%	Real estate development

Xinyuan Real Estate (Chengdu) Co., Ltd.	PRC June 12, 2007	RMB	220,000,000	100%	Real estate development

Xuzhou Xinyuan Real Estate Co., Ltd.	PRC November 9, 2009	RMB	200,000,000	100%	Real estate development

Henan Xinyuan Jiye Real Estate Co., Ltd.	PRC November 15, 2009	RMB	50,000,000	100%	Real estate development

Beijing Xinyuan Wanzhong Real Estate Co., Ltd. ("Beijing Wanzhong")	PRC March 4, 2008	RMB	900,000,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Attributable to the Group	Principal Activities
Xinyuan Renju (Beijing) Asset Management Co., Ltd.	PRC January 16, 2009	RMB	30,000,000	100%	Management consulting service

Beijing Xinyuan Priority Real Estate Consulting Co., Ltd.	PRC March 8, 2012	RMB	30,000,000	100%	Real estate consulting services

Henan Xinyuan Priority Commercial Management Co., Ltd.	PRC August 10, 2012	RMB	2,000,000	100%	Leasing management services

Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd. ("Suzhou Wanzhuo") (Note 18(a))	PRC September 20, 2012	RMB	200,000,000	20%	Real estate development

Jiangsu Jiajing Real Estate Co., Ltd.	PRC March 28, 2005	RMB	150,000,000	100%	Real estate development

Xingyang Xinyuan Real Estate Co., Ltd.	PRC July 25, 2013	RMB	200,000,000	100%	Real estate development

Jinan Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC December 4, 2013	RMB	300,000,000	100%	Real estate development

Sanya Beida Science and Technology Park Industrial Development Co., Ltd.	PRC January 10, 2014	RMB	200,000,000	100%	Real estate development

Chengdu Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC February 21, 2014	RMB	50,000,000	100%	Real estate development

Tianjin Xinyuan Real Estate Co., Ltd.	PRC September 17, 2014	RMB	100,000,000	100%	Real estate development

Xi'an Yinghuai Square Commerce Management Co., Ltd.	PRC November 25, 2014	RMB	3,000,000	100%	Retail store

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Attributable to the Group	Principal Activities
Subsidiary companies:
Changsha Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC April 3, 2014	RMB	100,000,000	100%	Real estate development

Shanghai Junxin Real Estate Co., Ltd.	PRC January 16, 2014	RMB	5,000,000	100%	Real estate development

Beijing Yinghuai Commerce and Trade Co., Ltd.	PRC January 5, 2015	RMB	30,000,000	100%	Retail store

Beijing Xinhe Investment Development Co., Ltd.	PRC May 5, 2015	RMB	5,000,000	100%	Investment holding company

Henan Yinghuai Commerce and Trade Co., Ltd.	PRC March 23, 2015	RMB	10,000,000	100%	Retail store

Henan Xinyuan Guangsheng Real Estate Co., Ltd.	PRC July 27, 2015	RMB	200,000,000	100%	Real estate development

Shanghai Hexinli Property Management Center. (Limited partnership)	PRC July 28, 2015	RMB	10,640,000	100%	Property management services

Shandong Xinyuan Renju Real Estate Co., Ltd.	PRC November 19, 2011	RMB	50,000,000	100%	Real estate development

Shaanxi Zhongmao Economy Development Co., Ltd.	PRC June 22, 1998	RMB	22,500,000	65.98%	Real estate development

421 Kent Holding Co, Ltd.	United States May 2, 2014	US$	1,000	100%	Investment holding company

Hudson 888 Owner LLC	United States October 22, 2015	US$	1,000	100%	Real estate development

XIN Manhattan Holding LLC	United States December 9, 2015	US$	1,000	100%	Investment holding company

Hudson 888 Holding LLC	United States December 9, 2015	US$	1,000	100%	Investment holding company
Shenzhen Xinchuang Investment Consulting Co., Ltd.	PRC January 20, 2016	RMB	10,000,000	100%	Investment

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Attributable to the Group	Principal Activities
Subsidiary companies:
Henan Xinyuan Quansheng Real Estate Co., Ltd.	PRC January 14, 2015	RMB	40,000,000	100%	Real estate development

Zhengzhou Shengdao Real Estate Co., Ltd.	PRC October 14, 2013	RMB	20,000,000	100%	Real estate development

Henan Xinyuan Shunsheng Real Estate Co., Ltd.	PRC January 13, 2016	RMB	30,000,000	100%	Real estate development

Hunan Erli Real Estate Co., Ltd.	PRC January 4, 2008	RMB	50,000,000	100%	Real estate development

XIN Queens Holding LLC	United States July 6, 2016	US$	1,000	100%	Investment holding company

Queens Theatre Holdco LLC	United States July 6, 2016	US$	1,000	100%	Investment holding company

Queens Theatre Owner LLC	United States July 6, 2016	US$	1,000	100%	Real estate development

Zhengzhou Xinnan Real Estate Co., Ltd.	PRC January 21, 2016	RMB	50,000,000	100%	Real estate development

Xinyan Investment Management Co., Limited.	PRC April 8, 2016	RMB	100,000,000	90%	Investment

Hunan Xintian Real Estate Co., Ltd.	PRC September 28, 2009	RMB	20,000,000	100%	Real estate development

Zhengzhou Hangmei Technology Development Co., Ltd.	PRC November 25, 2014	RMB	50,000,000	51%	Real estate development

Zhengzhou Hangmei Zhengxing Technology Co., Ltd. (4)	PRC March 28, 2016	RMB	50,000,000	30%	Real estate consulting services

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Attributable to the Group	Principal Activities
Subsidiary companies:
Xi'an Dingrun Real Estate Co., Ltd.	PRC June 1, 2011	RMB	20,000,000	100%	Real estate development

Zhengzhou Kangshengboda Real Estate Co., Ltd.	PRC July 29, 2016	RMB	50,000,000	100%	Real estate development

Xinjiang Xinyuan Renju Equity Investment., Ltd.	PRC February 24, 2017	RMB	10,000,000	100%	Real estate consulting services

Zhuhai Prince Real Estate Co., Ltd.	PRC September 13, 1990	RMB	307,000,000	100%	Real estate development

Henan Renxin Real Estate Co., Ltd. ("Henan Renxin")	PRC July 11, 2008	RMB	200,000,000	51%	Real estate development

Xinchuang Technology Co., Ltd. ("Xinchuang Technology ")	PRC May 2, 2017	RMB	100,000,000	100%	Management consulting services

Hangzhou Huiyuan Investment Management Partnership Enterprise. (Limited partnership)	PRC May 23, 2017	RMB	5,000,000	100%	Investment holding company

Guangdong Xinyuan Real Estate Co., Ltd.	PRC October 18, 2017	RMB	100,000,000	100%	Real estate development

Taicang Pengchi Real Estate Co., Limited. ("Taicang Pengchi") (Note 18(a))	PRC June 16, 2017	RMB	200,000,000	17%	Real estate development

Khorgos XinYan Enterprise Management Consulting Co., Ltd.	PRC December 4, 2017	RMB	5,000,000	100%	Management consulting services

Hunan Huaiwei Business Management Co., Ltd. (1)	PRC September 13, 2017	RMB	2,000,000	51%	Retail store

Jinan Xinyuan Quansheng Real Estate Co., Ltd.	The PRC May 25, 2018	RMB	50,000,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Attributable to the Group	Principal Activities
Subsidiary companies:
Xi’an Jinbian Shunsheng Real Estate Co., Ltd. (2)	The PRC December 6, 2017	RMB	20,000,000	70%	Real estate development

Suzhou Yuxi Real Estate Co., Limited.	The PRC March 5, 2018	RMB	100,000,000	20%	Real estate development

Xinchuang Sailing (Dalian) Healthy Technology Industrial Investment Co., Ltd.	The PRC June 5, 2018	RMB	600,000,000	100%	Real estate development

Dalian Xinyi Renju Real Estate Co., Ltd.	The PRC June 26, 2018	RMB	100,000,000	100%	Real estate development

Jiangxi Xinkai Renju Management Consulting Service., Ltd.	The PRC August 28, 2018	RMB	10,000,000	100%	Real estate consulting services

Beijing Xinyuan Huicheng Technology Development Co., Ltd.	The PRC January 26, 2018	RMB	100,000,000	100%	Technical services

Suzhou Yefang Real Estate Co., Limited. ("Suzhou Yefang") (Note 18(b))	The PRC April 14, 2017	RMB	100,000,000	20%	Real estate development

Chengdu Xinyuan Renju Enterprise Management Co., Ltd. ("Chengdu Renju")	The PRC October 26, 2017	RMB	50,000,000	100%	Real estate development

Chengdu Guohongteng Real Estate Co., Ltd.	The PRC July 16, 2010	RMB	1,673,179,200	100%	Real estate development

Qingdao Keda Real Estate Co., Ltd. ("Qingdao Keda")	The PRC September 20, 2010	RMB	50,000,000	100%	Real estate development

Wuhan Yinghexin Real Estate Co., Ltd. ("Wuhan Yinghexin")	The PRC January 15, 2014	RMB	100,000,000	100%	Real estate development

Henan Xinyuan Property Management Co., Ltd.	The PRC December 1, 2016	RMB	10,000,000	100%	Property management services

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Attributable to the Group	Principal Activities
Subsidiary companies:
Wuhu Xinyansuifeng NO.1 Investment Center (Limited partnership)	The PRC November 22, 2017	RMB	1,501,000,000	100%	Investment holding company

Zhuhai Xinyuan Real Estate Co., Ltd.	The PRC December 31, 2018	RMB	100,000,000	100%	Real estate development

Jinan Renju Building Material Co., Ltd.	The PRC January 2, 2019	RMB	50,000,000	100%	Sales of construction material

Dalian Xinyi Yaju Real Estate Co., Ltd.	The PRC January 16, 2019	RMB	100,000,000	100%	Real estate development

Guangdong Xinchuang Kechuang Zhigu Development Co., Ltd.	The PRC February 27,2019	RMB	100,000,000	100%	Real estate development

Jiangxi Xinyuan Heju Enterprise Management Consulting Service Co., Ltd.	The PRC Apirl 2,2019	RMB	10,000,000	100%	Management consulting services

Beijing I-Journey Science and Technology Development Co.,Ltd.("I-Journey") (3)	The PRC October 20,2015	RMB	40,000,000	93%	Development and sales of robots

Beijing Ruizhuo Xichuang Technology Development Co., Ltd.("Xichuang") (3)	The PRC July 16,2015	RMB	30,000,000	93%	Real estate brokerage

Beijing Ruizhuo Xitou Development Co., Ltd. ("Xitou") (3)	The PRC July 16,2015	RMB	30,000,000	85%	Internet platform for real estate property financing

Beijing Future Xinzhihui Technology Development Center (Limited Partnership) ("Xinzhihui") (3)	The PRC December 16,2016	RMB	30,000,000	90.67%	Investment holding company

Beijing Future Xinhujin Technology Development Center (Limited Partnership) ("Xinhujin") (3)	The PRC December 30,2016	RMB	20,000,000	89.5%	Investment holding company

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Attributable to the Group	Principal Activities
Beijing Future Xinruifeng Technology Development Center (Limited Partnership) ("Xinruifeng ") (3)	The PRC February 23,2017	RMB	20,000,000	77.5%	Investment holding company

Beijing Ruihao Rongtong Real Estate Co., Ltd. ("Ruihao Rongtong")	PRC June 15, 2006	RMB	250,000,000	100%	Real estate development

VIE:
Beijing Yuzhouyun Technology Development Center (Limited partnership)) and its subsidiary ("Yuzhouyun") (Note 2(a)	The PRC March 2, 2018	RMB	18,388,300	51%	Technical services

(1)	Liquidated on December 10, 2019.
(2)	Liquidated on June 10, 2019.
(3)	Acquired on November 30, 2019.
(4)	Controlled by Zhengzhou Hangmei Technology Development Co., Ltd. which is a 51% owned subsidiary of the Group.

2.	Summary of significant accounting policies

(a)	The Company and basis of presentation and consolidation

The Group is principally engaged in residential real estate development and the provision of property management services. The Group's operations are conducted mainly in the PRC. In 2012, the Group expanded its business into the U.S. residential real estate market. The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs, and the subsidiaries of VIEs. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Group has control.

Ruihao Rongtong

Ruihao Rongtong, with registered capital of US$37.6 million (RMB250.0 million), was invested in by the Company on May 6, 2015, for the purpose of undertaking a residential property development project in Beijing. On March 1, 2016, June 28, 2016 and September 18, 2016, an unrelated trustee company, Ping An trust Co., Ltd. ("Ping An trust") purchased 20%, 5% and 10% of the Company's equity interest in Ruihao Rongtong, respectively, and loaned US$124.3 million (RMB862.5 million) in aggregate to the Group. On February 28, 2017, the Company repurchased the 35% equity interest of Ruihao Rongtong from Ping An trust. On May 23, 2017, Ping An trust subsequently repurchased back 35% of the Company's equity interest in Ruihao Rongtong, and loaned US$246.8 million (RMB1.61 billion) in aggregate to the Group . As of December 31, 2018, Ruihao Rongtong had one project under construction. Pursuant to the share purchase agreement, the 35% of non-controlling equity interest of Ruihao Rongtong was to be repurchased by the Company in cash at the earlier of the second anniversary date, or the date the Company elected to repurchase the 35% equity interest of Ruihao Rongtong. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480, Distinguishing Liabilities from Equity. In addition, since the Company planned to repurchase the 35% equity interest of Ruihao Rongtong within the next 12 months, the liability is classified as current liability as of December 31, 2018. On June 21, 2019, the Company repurchased the 35% equity interest of Ruihao Rongtao from Ping An trust and Ruihao Rongtong ceased to be variable interest entity(“VIE”).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

In accordance with ASC 810, Consolidation, Ruihao Rongtong as of December 31, 2018 is a variable interest entity as it was not established with sufficient equity at risk to finance its activities without additional subordinated financial support. As of December 31,2018, the Company is considered as the primary beneficiary of Ruihao Rongtong, as it has the power to direct the activities of Ruihao Rongtong that most significantly impact their economic performance and has the obligation to absorb the losses and the right to receive benefits from Ruihao Rongtong through its voting interest underlying its 65% equity interest in accordance with PRC Law and the articles of association of Ruihao Rongtong. Based on the above, Ruihao Rongtong was consolidated by the Company.

The carrying amounts and classifications of the assets and liabilities of the VIE are as follows:

December 31, 2018
US$
Current assets	174,366,164
Non-current assets	247,753
Total assets	174,613,917

Current liabilities	151,609,433
Non-current liabilities	—

Total liabilities	151,609,433

The financial performance and cash flows of the VIE are as follows:

Year ended December 31, 2018
US$
Revenue	—
Cost of revenue	—
Net loss	(4,786,363)
Net cash used in operating activities	(8,804,491)
Net cash used in investing activities	—
Net cash provided by financing activities	8,949,715

As of December 31, 2018, the current liabilities of the Ruihao Rongtong included amounts due to subsidiaries of the Group amounting to US$145,728,000, which were eliminated upon consolidation by the Company.

As of December 31, 2018, the land use rights included in real estate properties under development of Ruihao Rongtong of US$166,327,833 were pledged as collateral for bank loans and other debt and the creditors have no recourse to the general credit of the primary beneficiary.

Nil revenue contributed by Ruihao Rongtong to the Company’s consolidated revenues for the years ended December 31, 2018.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

Yuzhouyun

On March 2, 2018, the Group signed a partnership agreement with certain senior management members to form Yuzhouyun. According to the partnership agreement, the design and purpose of Yuzhouyun's activities are to provide technical services to the Group. The Group acts as a limited partner and the senior management members are general partners. Substantially all significant activities require the approval from the senior management members. The Group and senior management members agreed to share profits at the proportion of 51% and 49%, respectively. The Group, as the limited partner, is the only party with the equity at risk to absorb losses of Yuzhouyun. Yuzhouyun's principal activities are also to provide technical service to the Group, which indicates that Yuzhouyun's activities are conducted on behalf of the Group. Therefore, under ASC 810, Consolidation, Yuzhouyun is a variable interest entity. In addition, as the senior management members are the Group's employees, which represent a principal-agency relationship, therefore, the Group is concluded to be "most closely associated" with Yuzhouyun. Based on the above, the Group is the primary beneficiary because it has the power to direct the activities of Yuzhouyun that most significantly impact their economic performance and has the obligation to absorb the losses and the right to receive benefits from Yuzhouyun.

The carrying amounts and classifications of the assets and liabilities of Yuzhouyun are as follows:

	December 31, 2018	December 31, 2019
	US$	US$
Current assets	5,775,479	2,214,155
Non-current assets	3,557,562	4,244,195
Total assets	9,333,041	6,458,350

Current liabilities	11,808,683	13,967,333
Non-current liabilities	—	—

Total liabilities	11,808,683	13,967,333

The financial performance and cash flows of Yuzhouyun are as follows:

	Year ended December 31, 2018	Year ended December 31, 2019
	US$	US$
Revenue	7,991,038	12,555,974
Cost of revenue	(1,559,129)	(3,682,899)
Net loss	(1,929,266)	(1,796,997)
Net cash provided by operating activities	519,050	368,379
Net cash used in investing activities	(255,509)	(1,885)
Net cash used in financing activities	—	(52,503)

As of December 31, 2018 and December 31, 2019, the current liabilities of Yuzhouyun included amounts due to subsidiaries of the Group amounting to US$9,169,167 and US$10,867,898, which were eliminated upon consolidation by the Company.

During the year ended December 31, 2018 and December 31, 2019, the revenue of Yuzhouyun included amounts that come from the Group amounting to US$7,399,000 and US$9,997,544, which were eliminated upon consolidation by the Company.

Yuzhouyun contributed US$591,628 and US$2,558,430 of the Company's consolidated revenues for the year ended December 31, 2018 and December 31, 2019, respectively.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment and finance lease, allowance for doubtful amount associated with accounts receivables, other receivables, contract assets and advances to suppliers, fair values of the purchase price allocation with respect to business combinations, progress towards the completion of the performance obligation, accounting for the share-based compensation, accounting for deferred income taxes, impairment of real estate properties under development, real estate properties held for lease and long-term investments, provision necessary for contingent liabilities and estimating the incremental borrowing rate for operating lease liabilities. Management analyzed the forecasted cash flows for the twelve months from April 29, 2020, which indicates that the Group will have sufficient liquidity from cash flows generated by operations and existing credit facilities and therefore, there will be sufficient financial resources to settle borrowings and payables that will be due through end of April 2021. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

(c)	Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other deposits and prepayments, due from employees, due from related parties, other receivables, long-term investments, accounts payable, customer deposits, other payables and accrued liabilities, short-term bank borrowings, long-term borrowings and due to related parties. The carrying amounts of the aforementioned financial instruments, except for short-term investments that measurement alternative was elected, long term investments and long term borrowings, approximate their fair value due to the short term maturities of these instruments. The carrying amounts of the long-term borrowings approximate their fair values because the stated interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable credit risk and maturities. Long-term investment has no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs. The Group reviews the investments for impairment whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable.

For long-term investments other than those accounted for under the equity method or those that result in consolidation of the investee, the Company measures equity investments at fair value and recognizes any changes in fair value in net income. However, for equity investments that do not have readily determinable fair values and do not qualify for the existing practical expedient in ASC 820 to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company chose to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. At each reporting date, the Company is required to make a qualitative assessment as to whether equity investments without a readily determinable fair value for which the measurement alternative is elected is impaired. In the event that a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than the carrying value, the carrying value is written down to its fair value. A variety of factors are considered when determining if a decline in fair value is below carrying value, including, among others, the financial condition and prospects of the investee.

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

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

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

In accordance with ASC 820, investment in marketable equity securities and investment in real estate investment trusts ("REITs") classified as is within Level 1 as the Company measures the fair value using quoted trading prices that are published on a regular basis, and investment in equity securities in unlisted companies categorized as Level 3 is measured at fair value using alternative method, less any impairment, plus or minus changes resulting from observable price in orderly transactions.

(d)	Foreign currency translation

The Group's financial information is presented in U.S. dollars. The functional currency of the Company is U.S. dollars. The functional currency of the Company's subsidiaries in the PRC is Renminbi ("RMB"), the currency of the PRC. The functional currency of the Company's subsidiaries in Malaysia is Malaysian Ringgit ("MYR"), the currency of Malaysia. The functional currency of the Company's subsidiaries other than those in the PRC and Malaysia is U.S. dollars. Transactions by the Company's subsidiaries in the PRC which are denominated in currencies other than RMB are remeasured into RMB at the exchange rate quoted by the People's Bank of China ("PBOC") prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than RMB are included in the consolidated statements of comprehensive income as exchange gains (losses). The consolidated financial statements of the Company's subsidiaries have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. The PRC subsidiaries' financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(e)	Cash and cash equivalents

The Group considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Group maintains bank accounts mainly in the PRC, Hong Kong and United States. The vast majority of the PRC bank balances are denominated in RMB. Hong Kong and United States bank balances are denominated in U.S. dollars.

Cash includes cash on hand and demand deposits in accounts maintained with various state-owned and private banks within the PRC, Hong Kong and United States. Total cash in banks (excluding restricted cash) at December 31, 2019 amounted to US$662,606,063 (December 31, 2018: US$674,141,554), of which the vast majority of deposits are not covered by insurance.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(f)	Restricted cash

The Group is required to maintain certain deposits with banks that provide mortgage loans to the Group's customers in order to purchase residential units from the Group. These balances are subject to withdrawal restrictions and totaled US$32,420,073 as of December 31, 2019 (December 31, 2018: US$43,748,940). As of December 31, 2019, the Group held US$270,714,930 (December 31, 2018: US$338,633,911) in its restricted cash accounts, representing funds received from sales proceeds that are subject to withdrawal restrictions. The Group is also required to maintain certain deposits with banks and financial institutions that provide loans to the Group. As of December 31, 2019, the Group also held US$20,691,781 in its restricted cash accounts (December 31, 2018: nil) as security for its short-term loans (Note 10), held US$3,153,579(December 31, 2018: US$129,492,074) in its restricted cash accounts as security for its current portion of long-term loans (Note 11).

As of December 31, 2019, the Group held US$112,998,481 (December 31, 2018: nil) in its bank accounts with withdrawal restriction for its long-term loans (Note 11).

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

In accordance with ASC 360, Property, Plant and Equipment ("ASC 360"), real estate property development completed and under development are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

When the profitability of a current project deteriorates due to a slowdown in the sales pace, reduction of pricing or some other factor, this indicates that there may be a possible future loss on delivery and possible impairment in the recoverability of the assets. Accordingly, the assets of such project are subsequently reviewed for future losses and impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset's carrying value, such deficit will be charged as a future loss and the asset will then be written down to its estimated fair value.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

The Group's determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risk associated with the assets and related estimated cash flows. The discount rate used in determining each project's fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows.

For the periods presented, the Group did not recognize any impairment for real estate properties completed and under development.

(h)	Revenue recognition

Revenue is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The Group also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of business tax, value added taxes ("VAT").

Real estate sales

Revenues arising from real estate sales are recognized when or as the control of the asset is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of the asset may transfer over time or at a point in time.

For real estate sales contracts for which the Group has an enforceable right to payment for performance completed to date, revenue is recognized over time by measuring the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains the physical possession, the legal title, or the significant risks and rewards of ownership of the assets and the Group has present right to payment and the collection of the consideration is probable. The progress towards complete satisfaction of the performance obligation is measured based on the Group's efforts or inputs to the satisfaction of the performance obligation, by reference to the contract costs incurred up to the end of reporting period as a percentage of total estimated costs for each contract.

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

Other revenue

Other revenue includes services ancillary to the Group's real estate projects, including construction service revenue and software consulting service income. Construction service revenue and software consulting service income are recognized when services are provided as the customer simultaneously benefits from the services as they are performed.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

For the years ended December 31, 2018 and 2019, revenue is recognized and disaggregated by major source as below:

	2018	2019
	US$	US$
Real estate sales	2,139,370,792	2,387,031,568
Real estate management services income	63,447,420	67,488,169
Other revenue	5,148,101	11,984,304
Revenue from contracts with customers	2,207,966,313	2,466,504,041

Real estate lease income	9,584,972	16,128,771

Total revenue	2,217,551,285	2,482,632,812

Contract assets

The Group pays sales commission to its real estate sales agencies for each real estate sales contract. The Group has elected to apply the optional practical expedient for costs to obtain a contract which allows the Group to immediately expense sales commissions (included under selling and distribution expenses) when the amortization period of the asset that the Group otherwise would have used is one year or less. For incremental costs of obtaining real estate sales contracts that extend beyond a one-year period, these incremental costs of obtaining real estate sales contracts are recognized as assets if the real estate sales are collectible and amortized as the Group transfers the control of the assets to customers. The Group recognized US$6.2 million and US$14.9 million of such costs in selling and distribution expense during the year ended December 31, 2018 and December 31, 2019. As of December 31, 2018 and 2019, there was no impairment losses on contract assets.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). The Group's contract liabilities are comprised of customer deposits, which are recognized as revenue when the Group performs under the contract.

The following table presents the Group's contract balances as of December 31, 2018 and 2019:

	December 31, 2018	December 31, 2019

Contract assets	21,779,221	23,093,235
Customer deposits (note 14)	1,921,851,255	1,106,098,647

The amount of revenue recognized during the year ended December 31, 2019 and included in the customer deposits as of December 31, 2018 is US$1,188,040,187.

Impact of adoption of ASC 606

As of January 1, 2018, the Group adopted ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” as modified (ASC606), using the modified retrospective method, which the Group does not adjust prior periods. The Group applied the rules to all open contracts existing as of January 1, 2018, recording a decrease of US$315.2 million to total equity for the cumulative effect of the change, with an increase real estate properties development completed of US$35.1 million, real estate properties under development of US$1,176.1 million, contract asset of US$15.6 million and other non-current assets of US$68.2 million, other current asset reductions of US$61.2 million, increase customer deposits of US$1,602.0 million, other current liabilities reductions of US$17.7 million and non-current liabilities reductions of US$35.3 million. A significant portion of the Group’s revenue is derived from real estate sales of development properties in the PRC. Prior to the adoption of ASC 606, the Group recognizes revenue using the percentage-of-completion (“POC”) method. Under ASC 606, to recognize revenue over time similar to the POC method, contractual provisions need to provide the Group with an enforceable right to payment. Historically, the Group’s contracts did not include a specific term on enforceable right to payment. For all contracts executed starting from January 1, 2018, the Group modified certain terms to establish an enforceable right to payment for performance completed to date, including a reasonable profit. Under ASC 606, the Group recognizes revenue on an “over time” basis prospectively for these new contracts by using cost inputs to measure progress towards the completion of the performance obligation. For contracts that did not include enforceable right to payment terms, revenue is recognized at a point in time when title to the property is transferred to the customer upon the adoption of ASC 606.

The following table summarizes the impact of adopting ASC 606 on consolidated statement of comprehensive income as of and for the year ended December 31, 2018.

	December 31, 2018
	Amounts without adoption of ASC606	Effects of adoption of ASC606	Amounts as reported
Consolidated statement of comprehensive income
Revenue	1,896,940,997	320,610,288	2,217,551,285
Cost of revenue	(1,499,457,049)	(102,615,934)	(1,602,072,983)
Selling and distribution expenses	(90,805,960)	7,214,309	(83,591,651)
General and administrative expenses	(155,805,869)	(650,301)	(156,456,170)
Income taxes	(93,887,973)	(50,559,274)	(144,447,247)
Net income/(loss)	(68,047,068)	173,999,088	105,952,020

(i)	Accounts receivable

Accounts receivable represents the Group's right to an amount of consideration that is unconditional (i.e. only the passage of time is required before payment of the consideration is due). The Group's account receivable consists of balances due from customers for the sale of residential units in the PRC and United States and real estate management service contracts. These balances are unsecured, bear no interest and are due within a year from the date of the sale.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Accounts receivable are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances become doubtful. As of December 31, 2019, there was US$1,456,243 allowance for doubtful accounts (December 31, 2018: US$1,539,894).

(j)	Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which the Group has business relationships.

Other receivables are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances becomes doubtful. As of December 31, 2019, there was US$8,313,052 allowance for doubtful accounts (December 31, 2018: US$10,594,423).

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

Advances to suppliers consist of balances paid to contractors and vendors for services and materials that have not been provided or received and generally relate to the development and construction of residential units in the PRC. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if it is doubtful that the services and materials can be provided. As of December 31, 2018 and 2019, there was no allowance provided.

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

Notes payable represents short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the notes. The Group has utilized notes payable to settle amounts owed to suppliers and contractors. The notes payable is non-interest bearing and is normally settled within six months. Notes payable was US$49,652,091 and US$271,096,538 as of December 31, 2018 and 2019, respectively.

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

The Group's long-term investments consist of equity method investments and equity investments without readily determinable fair value.

Equity method Investments

Where the Group has significant influence over the investee, the Group applies the equity method of accounting in accordance with ASC subtopic 323-10-20, Investments-Equity Method and Joint Ventures ("ASC 323-10-20"). The reporting dates and accounting policies of the equity investee are the same as the Group. The investment in the equity investee is stated at cost, including the Group's share of the equity investee's net gain or loss, less any impairment in value. The Group recognizes in its consolidated statement of comprehensive income its share of the net income (loss) of the equity investees. The Company periodically evaluate whether declines in fair values of our investments indicate impairment and whether declines in fair value of our investments below their book value are other-than-temporary.

Nonmarketable equity securities

Nonmarketable equity securities are investments in privately held companies without readily determinable market values.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

On January 1, 2018, the Group adopted ASU 2016-01, pursuant to which, for equity investments without readily determinable fair value, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. All gains and losses on nonmarketable equity securities, realized and unrealized, are recognized in earnings. The Group performs a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment's fair value in accordance with the principles of ASC 820. If the fair value is less than the investment's carrying value, the entity recognizes an impairment loss in net income equal to the difference between the carrying value and fair value.

(s)	Capitalized interest

The Group capitalizes interest as a component of building construction costs in accordance with ASC 835, Interest ("ASC 835").

As a result of the total interest costs capitalized during the period, the interest expense for the years ended December 31, 2017, 2018 and 2019, was as follows:

	2017	2018	2019
	US$	US$	US$
Amortization of issuance cost related to long-term debt	4,384,801	8,624,334	8,132,103
Interest expense of finance leases	1,705,739	1,385,292	973,842
Interest on borrowings	197,410,532	271,831,465	308,747,957
Total interest costs	203,501,072	281,841,091	317,853,902
Total interest costs capitalized	(137,347,632)	(182,595,395)	(204,078,542)

Interest expense, net	66,153,440	99,245,696	113,775,360

(t)	Retirement benefits

Regulations in the PRC require the Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in the PRC, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the years ended December 31, 2017, 2018 and 2019, the Group is obligated to contribute for each employee an amount equal to 45%, 45% and 40%, respectively, of last year average salary determined by the Social Welfare Bureau. For the year ended December 31, 2019, the Group recorded expense in the amount of US$20,420,474 (2017: US$17,101,606; 2018: US$18,422,330).

(u)	Distribution of earnings and reserve fund

The Company's ability to pay dividends is primarily dependent on the Company receiving distributions from its subsidiaries. The earnings reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company's subsidiaries. In accordance with the PRC Company Law, the PRC subsidiaries are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory surplus reserve (the "SSR") until such reserve reaches 50% of the registered capital of the subsidiaries. Subject to certain restrictions set out in the PRC Company Law, the SSR may be distributed to stockholders in the form of share bonus issued to increase share capital, provided that the remaining balance after the capitalization is not less than 25% of the registered capital before capital increase.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Late payment interests and penalties arising from underpayment of income taxes is recognized according to the relevant tax law. The amount of interest expense to be recognized is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with ASC 740-10, Income Tax ("ASC 740-10") is classified in the consolidated financial statements as interest expense, while penalties recognized in accordance with this interpretation are classified in the consolidated financial statements as other expenses.

In accordance with the provisions of ASC 740-10, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return's position or future tax position is "more likely than not" to prevail (defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position). Tax positions that meet the "more likely than not" threshold are measured (using a probability weighted approach) at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group's estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, certain changes and/or developments with respect to audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group's estimates. As each audit is concluded, adjustments, if any, are appropriately recorded in the Group's consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regards to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

(w)	Land Appreciation Tax ("LAT")

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

Advertising and promotion costs are expensed as incurred, or the first time the activity takes place, in accordance with ASC 720-35, Advertising Costs. For the year ended December 31, 2019, the Group recorded advertising and promotion expenses of US$62,341,805 (2017: US$53,932,462; 2018: US$56,575,316).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(z)	Leases

The Company adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) from January 1, 2019 by using the modified retrospective method and did not restate the comparable periods. The Company has elected the package of practical expedients, which allows the Company to carry forward our original assessment of whether contracts contained lease, lease classification, and the initial direct cost. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

The Group determines if an arrangement is or contains a lease at inception or modification of a contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset.

Lessee

The Group categorizes leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that transfer ownership to the Group or allow the Group to purchase assets at a nominal amount by the end of the lease term. Assets acquired under finance leases are recorded in property and equipment, net and real estate properties held for lease, net. All other leases are recorded as operating lease right-of-use (“ROU”) assets.

Lease liability is recorded based the present value of the lease payments over the lease term using a discount rate at commencement date. As the implicit rate in the Group’s leases is not typically readily available, the Group uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Group could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. Leased assets are recognized based on the initial present value of the lease payments, reduced by lease incentives.

Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. The expected lease terms are based on the non-cancelable term of the lease and may contain options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Finance lease assets are amortized in a manner consistent with the Group’s normal depreciation policy for owned assets. Variable lease payments not dependent on an index or rate are excluded from the ROU assets and lease liability calculations and are recognized in expense in the period which the obligation for those payments is incurred.

Upon adoption, the Company recognized ROU assets of US$15.0 million and total lease liability (including current and non-current) of US$14.4 million for operating leases as of January 1, 2019. The impact of adopting ASU 2016-02 on the Company’s opening retained earnings and current year net income was insignificant. As of December 31, 2019, the Company recognized operating lease ROU assets of US$11.8 million and total lease liability US$11.2 million, including current portion of US$4.9 million for operating lease.

Lessor

As a lessor, the Company’s leases are classified as operating leases under ASC 842, and thus the pattern of recognition of real estate lease income remains unchanged from previous lease accounting guidance. Leases, in which the Group is the lessor, are substantially all accounted for as operating leases and the lease components and non-lease components are accounted for separately.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

On July 12, 2013, the Board of Directors unanimously authorized management to repurchase up to US$60 million of the Company's shares from the approval date to July 5, 2015. On December 28, 2015, the Board of Directors unanimously authorized management to repurchase up to US$40 million of the Company's shares from the approval date to the end of 2017. The Board of Directors review the Company's share repurchase program periodically and to adjust the amount authorized for repurchase as necessary. On March 21, 2017, the Board of Directors unanimously authorized management to repurchase up to US$40 million of the Company's shares from the approval date to the end of 2019. On August 14, 2018, the Board of Directors unanimously authorized management to repurchase up to US$50 million of the Company's shares from the approval date to the end of 2019. On May 20, 2019, the Board of Directors unanimously authorized management to repurchase up to US$50 million of the Company's shares from the approval date to the end of 2021. As of December 31, 2019, the Company had a balance of 52,850,536 (2018: 41,135,198) treasury shares amounting to US$113,719,964 (2018: US$87,639,088).

(ad)	Senior Secured Notes

On August 30, 2016, the Company issued notes with an aggregate principal amount of US$300,000,000 due on August 30, 2019 (the "August 2019 Senior Secured Notes") at a coupon rate of 8.125% per annum payable semi-annually. Interest is payable on February 28 and August 30 of each year, commencing February 28, 2017. The August 2019 Senior Secured Notes have a three year term maturing on August 30, 2019. Given that the August 2019 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the August 2019 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the August 2019 Senior Secured Notes. The August 2019 Senior Secured Notes were issued at par.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

On February 28, 2017, the Company issued notes with an aggregate principal amount of US$300,000,000 due on February 28, 2021 (the "February 2021 Senior Secured Notes") at a coupon rate of 7.75% per annum payable semi-annually. Interest is payable on February 28 and August 28 of each year, commencing August 28, 2017. The February 2021 Senior Secured Notes have a four year term maturing on February 28, 2021. Given that the February 2021 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the February 2021 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the February 2021 Senior Secured Notes. The February 2021 Senior Secured Notes were issued at a discount.

On November 22, 2017 and December 1, 2017, the Company issued notes with an aggregate principal amount of US$200,000,000 and US$100,000,000 due on November 22, 2020 (the "November 2020 Senior Secured Notes") at a coupon rate of 8.875% per annum payable semi-annually. Interest will be payable on November 22 and May 22 of each year, commencing May 22, 2018. The November 2020 Senior Secured Notes have a three year term maturing on November 22, 2020. Given that the November 2020 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the November 2020 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the November 2020 Senior Secured Notes. The November 2020 Senior Secured Notes were issued at a discount.

On March 19, 2018, the Company issued notes with an aggregate principal amount of US$200,000,000 due on March 19, 2020 (the "March 2020 Senior Secured Notes") at a coupon rate of 9.875% per annum payable semi-annually. Interest is payable on March 19 and September 19 of each year, commencing September 19, 2018. The March 2020 Senior Secured Notes have a two year term maturing on March 19, 2020. Given that the March 2020 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the March 2020 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the March 2020 Senior Secured Notes. The March 2020 Senior Secured Notes were issued at a discount.

On April 15, 2019 and April 26, 2019, the Company issued notes with an aggregate principal amount of US$200,000,000 and US$100,000,000 due on October 15, 2021 (the “October 2021 Senior Secured Notes”) at a coupon rate of 14.20% per annum payable semi-annually. Interest is payable on April 15 and October 15 of each year, commencing October 15, 2019. The October 2021 Senior Secured Notes have a two and a half years term maturing on October 15, 2021. Given that the October 2021 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the October 2021 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the October 2021 Senior Secured Notes. The October 2021 Senior Secured Notes were issued at a premium.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(ae)	Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments.

Equity investments that have readily determinable fair values are measured at fair value with changes recognized in gain(loss) on short-term investments in consolidated statements of comprehensive income. Equity investments without readily determinable fair values and for which we do not have the ability to exercise significant influence are accounted for at cost with adjustments for observable changes in prices or impairments.

(af)	Assets acquisition and business combinations

Pursuant to ASC 805, Business Combinations ("ASC 805"), the Company determines whether a transaction or other event is a business combination by applying the definition below, which requires that the assets acquired and liabilities assumed constitute a business. The guidance requires an entity to first evaluate whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If that threshold is met, the set of assets and activities is not a business. If it is not met, the entity evaluates whether the set meets the definition of a business. ASC 805 defines a business as consisting of inputs and processes applied to those inputs that have the ability to contribute to the creation of outputs. Inputs are defined as economic resources, while processes are defined as protocols, systems or standards. Inputs and processes create, or have the ability to contribute to the creation of, outputs. Outputs are often present in businesses but are not required to meet the definition of a business. To be considered a business under ASC 805, the acquisition of net assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If the assets acquired are not a business, the reporting entity shall account for the transaction or other event as an assets acquisition.

The Company accounted for its acquisitions of Suzhou Yefang, Wuhan Yinghexin and Qingdao Keda as asset acquisitions either because the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets or the acquired entities had no processes in place to apply to inputs to have the ability to create outputs.

The excess of the fair value of purchase consideration over the fair values of identifiable assets acquired and liabilities assumed is recorded as goodwill. The Group reviews goodwill for impairment at least annually or more frequently if events or changes in circumstances would more likely than not reduce the fair value of our single reporting unit below its carrying value. As of December 31, 2019, no impairment of goodwill has been identified.

(ag)	Non-controlling interests

A non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income on the consolidated statements of comprehensive income includes the net loss/(income) attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as non-controlling interests in the Group's consolidated balance sheets. Losses attributable to the Group and the non-controlling interest in a subsidiary may exceed their interests in the subsidiary's equity. The excess, and any further losses attributable to the Group and the non-controlling interest, shall continue to be attributed to those interests.

(ah)	Effect of change in estimate

Revisions in estimated gross profit margins related to estimated costs and revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2019, real estate development projects (Zhengzhou International New City IV, Zhengzhou Hangmei International Wisdom City I, Henan Xin Central I, Jinan Royal Palace, Chengdu Xinyuan City and Sanya Yazhou Bay No.1), which recognized gross profit in 2018, had changes in their estimated gross profit margins. As these projects moved closer to completion during 2019, the Company adjusted its prior estimates related to selling prices and development costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share decreased by US$59.1 million (2017: decreased US$11.1 million, 2018: increased US$34.5 million), US$44.3 million (2017: decreased US$8.3 million, 2018: increased US$25.9 million), US$0.39 per share (2017: decreased US$0.06 per share, 2018: increased US$0.20 per share), and US$0.39 per share (2017: decreased US$0.06 per share, 2018: increased US$0.20 per share), respectively, for the year ended December 31, 2019.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(ai)	Share-based compensation

The Group has adopted ASC 718, Compensation-Stock Compensation, which requires that share-based payment transactions with employees, such as restricted shares or stock options, be measured based on the grant-date fair value of the equity instrument issued, and the Company has elected to recognize compensation expense using the straight-line method for all restricted shares and stock options granted with service conditions that have a graded vesting schedule. In addition, the Company recognizes share-based compensation expense net of an estimated forfeiture rate and therefore, only recognizes compensation cost for those shares expected to vest over the service period of the award. The estimation of the forfeiture rate is primarily based on historical experience of employee turnover. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the year of revision, as well as in the following years.

The Company also has a policy of using authorized shares in the existing pool to satisfy any future exercise of share options and shares repurchased held by a third party trustee to satisfy the RSUs granted under the Company's 2014 Restricted Stock Unit plan.

For options granted with performance conditions, share-based compensation expense is recognized based on the probable outcome of the performance condition using the accelerated method over the requisite service period. A performance condition is not taken into consideration in determining fair value of the non-vested shares granted. The fair value of liabilities incurred in share-based payment transactions with employees are remeasured at the end of each reporting period through settlement. Changes in the fair value of a liability incurred under a share-based payment arrangement that occur during the requisite service period are recognized as compensation costs over that period.

(aj)	Segment Reporting

In accordance with ASC 280, Segment Reporting, segment reporting is determined based on how the Group's chief operating decision maker reviews operating results to make decisions about allocating resources and assessing performance for the Group. According to the management approach, the Group operates in geographical segments. Therefore, each of its individual property developments is a discrete operating segment. The Group has aggregated its segments on a geographical basis as property development projects undertaken within a region have similar expected economic characteristics, type of properties offering, customers and market and regulatory environment (Note 21).

(ak)	Comparative information

Certain of the prior year comparative figures have been reclassified to conform to the current year's presentation.

(al)	Recent Accounting Pronouncements

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. The Group does not believe the adoption of ASU 2017-04 will have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement. The update eliminates, modifies, and adds certain disclosure requirements for fair value measurements. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. The added disclosure requirements and the modified disclosure on the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented. All other changes to disclosure requirements in this update should be applied retrospectively to all periods presented upon their effective date. The Group does not believe the adoption of ASU 2018-13 will have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This update requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. This guidance should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Group does not believe the adoption of ASU 2018-15 will have a material impact on its consolidated financial statements.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606. This update clarifies that certain transactions between participants in a collaborative arrangement should be accounted for under ASC 606 when the counterparty is a customer and precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction. The update is effective in fiscal years beginning after December 15, 2019, and interim periods therein, and early adoption is permitted for entities that have adopted ASC 606. This guidance should be applied retrospectively to the date of initial application of Topic 606. The Group does not believe the adoption of ASU 2018-18 will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB's overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The update is effective in fiscal years beginning after December 15, 2020, and interim periods therein, and early adoption is permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. The Group is currently evaluating the impact on its financial statements of adopting this guidance.

3.	Short-term investments

The short-term investments represent investments in REITs, which are publicly traded on the Hong Kong Stock Exchange, marketable equity securities, and investment in private equity fund, which are expected to be realized in cash during the next 12 months.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

The following summarizes the short-term investments measured at fair value at December 31, 2018 and 2019:

	December 31, 2018
		US$
	Fair value	Cost	Unrealized gain in profit
Level 1
REITs	8,442,063	7,291,863	1,150,200

Total	8,442,063	7,291,863	1,150,200

	December 31, 2019
		US$
	Fair value	Cost	Unrealized loss in profit

Level 1
Equity securities with readily determinable fair value	2,076,443	3,700,257	(1,623,814)
Level 3
Equity securities without readily determinable fair value	3,519,182	3,519,182	-

Total	5,595,625	7,219,439	(1,623,814)

During the year ended December 31, 2019, there was no change in the carrying amount of equity securities without readily determinable fair value measured under fair value alternative method using significant unobservable inputs (Level 3).

During the year ended December 31, 2019, US$3,075,014 (2018: US$3,407,090 realized loss) net realized gain and US$1,623,814 (2018: US$1,150,200 unrealized gain) unrealized loss are included in earnings.

4.	Other receivables

As of December 31, 2019, other receivables consisted of the followings:

December 31, 2019
US$
Henan Derun Real Estate Co. Ltd (“Henan Derun”)	124,436,299
Zhengzhou Jiahe Real Estate Co. Ltd (“Zhengzhou Jiahe”)	67,429,462
Zhangjiakou Xingyuan City Construction Development Co. Ltd	19,696,568
Huzhou Xinhong Jingcheng Construction and Development Co. Ltd	16,369,944
Due from contractors	24,444,823
Others	34,923,080

Other receivables	287,300,176

Other non-current assets as of December 31, 2018 included a prepayment of US$95.6 million to Henan Derun for the purchase of 10% equity interest in Henan Derun. In December 2019, the Group and Henan Derun agreed to terminate the equity interest purchase. In addition, the Group agreed to provide Henan Derun financing using the prepayment and charge an interest of 18% per annum commencing from the date of prepayment made to Henan Derun. As of December 31, 2019, the prepayment is recorded as other receivable aggregating to US$124.4 million (December 31, 2018: US$13.5 million). In March 2020, the Group entered into an agreement with Henan Derun pursuant to which the above receivables shall be settled by Henan Derun’s transfer of certain parcels of land properties to a project company 80% owned by the Group and the Group will assume the bank loans of Henan Derun aggregating to US$77.1 million which were pledged by such land properties. The Group evaluated the potential impairment and concluded that no impairment allowance is required because the fair value of the relevant land properties attributed to the Group as appraised by an external valuer exceeded the total amount of the above receivables and bank loans assumed by the Group.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Receivable from Zhengzhou Jiahe of US$67.4 million (December 31, 2018: US$60.7 million) bears an interest from 15% to 18% per annum with a due date of December 31, 2019. The balance is now overdue. The directors of the Company are of the view that no impairment provision is required for the balance because it was secured by the 100% equity interest in Zhengzhou Jiahe with a fair value appraised by an external valuer significantly higher than the balance.

5.	Real estate properties development completed and under development

The following summarizes the components of real estate properties development completed and under development at December 31, 2018 and 2019:

	December 31, 2018	December 31, 2019
	US$	US$
Development completed:
Zhengzhou Century East A	4,000,881	3,913,910
Suzhou International City Garden	1,460,187	1,579,238
Jinan Xinyuan Splendid	4,952,551	5,175,618
Zhengzhou Xin City	14,946,209	11,094,087
Beijing Xindo Park	42,003,855	41,462,271
Suzhou Lake Royal Palace	4,880,245	4,966,527
Xingyang Splendid I	16,616,861	3,201,168
Zhengzhou Thriving Family	14,908,355	11,397,709
Shanghai Yipin Royal Palace	82,320,988	80,709,011

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

	December 31, 2018	December 31, 2019
	US$	US$
New York Oosten	127,749,947	1,201,783
Chengdu Thriving Family	88,492,260	64,327,235
Sanya Yazhou Bay No.1	31,716,745	6,627,299
Xi'an Metropolitan	48,352,943	43,103,208
Kunshan Royal Palace	8,279,289	5,742,133
Jinan Xin Central	41,158,302	29,175,427
Changsha Xinyuan Splendid	7,340,408	7,540,854
Zhengzhou Fancy City II (South)	151,224	1,263,824
Kunshan Xindo Park	23,673,323	8,251,834
Zhengzhou Xindo Park	13,794,988	8,301,650
Zhengzhou Fancy City I	19,329,493	17,254,407
Henan Xin Central I	36,230,637	14,913,267
Xuzhou Colorful City	—	5,547,620
Henan Xin Central II	—	9,884,003
Zhengzhou International New City I	—	17,458,454
Zhengzhou International New City II	—	17,044,177
Tianjin Spring Royal Palace I	—	19,221,577
Xingyang Splendid Phase II	—	15,283,105
Xingyang Splendid Phase III	—	2,563,122

Real estate properties development completed	632,359,691	458,204,518

Under development:
Current:
Xuzhou Colorful City	49,972,999	—
Xingyang Splendid II	44,074,338	—
Xingyang Splendid III	62,771,683	—
Xingyang Splendid IV	11,743,049	46,472,092
Jinan Royal Palace	328,737,914	223,967,341
Tianjin Spring Royal Palace I	101,091,391	—
Henan Xin Central II	99,196,076	—
Zhengzhou Fancy City II(North)	77,295,404	95,360,634
Zhengzhou International New City I	339,890,348	—
Zhengzhou International New City II	171,711,098	—
Tongzhou Xinyuan Royal Palace	214,011,166	234,987,743
Changsha Mulian Royal Palace	108,637,317	—
XIN Eco Marine Group Properties Sdn Bhd	15,064,162	27,488,080
Hudson Garden Project	106,844,124	123,555,996
Flushing Project	92,821,714	107,304,741
Changsha Furong Thriving Family	39,054,048	15,540,229
Zhengzhou International New City III A	86,999,855	110,507,107
Zhuhai Xin World	102,997,747	153,864,698
Xinyuan Chang'an Royal Palace	144,771,923	157,044,224
Kunshan Xinyu Jiayuan	159,974,516	146,779,965
Zhengzhou International New City Pending Staging	238,835,232	376,230,958
Zhengzhou Hangmei International Wisdom City I	91,069,505	75,943,506

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

	December 31, 2018	December 31, 2019
	US$	US$
Xinyuan Golden Water View City	428,430,649	438,686,015
Suzhou Galaxy Bay	51,739,509	62,557,317
Xi'an Metropolitan II	5,609,532	5,903,626
Zhengzhou International New City III B	94,547,682	19,164,288
Zhengzhou International New City III C	99,240,244	88,758,649
Zhengzhou International New City III D	42,706,005	8,416,916
Tianjin Spring Royal Palace II	70,891,230	62,093,526
Zhengzhou Fancy City III	89,529,453	79,922,540
Jinan Royal Spring Bay	119,400,947	135,015,228
Suzhou Gusu Shade I (Suzhou New Project)	39,163,694	45,267,243
Wuhan Canglong Royal Palace (Wuhan New Project)	124,701,587	141,707,492
Dalian International Health Technology Town I	33,796,959	85,174,478
Qingdao Royal Dragon Bay	246,387,446	212,457,554
Chengdu Xinyuan City	688,987,085	723,555,656
Zhengzhou International New City IV	176,269,525	220,859,532
Xingyang Splendid V	45,984,974	31,136,007
Xingyang Splendid Building 46	4,836,734	7,997,771
Foshan Xinchuang AI International Science and Technology Innovation Valley	—	225,362,486
	5,049,788,864	4,489,083,638
Profit recognized	348,170,931	301,358,319
Less: progress billings (Note 14)	(1,329,243,487)	(1,536,054,208)

Total real estate properties under development	4,068,716,308	3,254,387,749

Total real estate properties development completed and under development	4,701,075,999	3,712,592,267

As of December 31, 2019, land use rights included in the real estate properties under development totaled US$2,179,888,833 (December 31, 2018: US$2,733,197,585).

As of December 31, 2019, land use rights with an aggregate net book value of US$798,910,332 (December 31, 2018: US$1,046,360,853) was pledged as collateral for certain bank loans and other debts.

6.	Real estate properties held for lease, net

The Group leases buildings to various third parties its owned properties including elementary schools, basement parking, kindergartens, parking facilities, clubhouses as well as shopping mall. These leases are non-cancelable operating leases with remaining lease periods that vary from 25 days to 20 years. The leases may include minimum base rents with escalated contingent rent clauses.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

	December 31, 2018	December 31, 2019
	US$	US$
Elementary schools	3,107,711	3,057,371
Basement parking	9,633,568	14,694,085
Kindergartens	10,194,286	10,049,512
Parking facilities	55,941,369	100,036,672
Clubhouses	7,789,415	8,574,329
Shopping mall	243,346,989	290,610,416
Residential properties	—	124,280,030
Others	2,972,811	2,924,658
Total costs	332,986,149	554,227,073
Accumulated depreciation	(30,221,932)	(38,358,165)

Real estate properties held for lease, net	302,764,217	515,868,908

The Group has shopping mall equipment with gross amount of US$7,266,822 and US$7,149,114 acquired under finance lease as of December 31, 2018 and 2019, respectively.

Depreciation expense for real estate properties held for lease for the year ended December 31, 2019 amounted to US$8,625,765(2017: US$7,280,421; 2018: US$7,963,627).

As of December 31, 2019, US$206,516,986 of real estate properties held for lease were pledged as collateral for certain bank loans and other debts (2018: US$175,429,630).

As of December 31, 2019, minimum future rental income on non-cancellable leases (none of which contains any contingent rental clauses), in the aggregate and for each of the five succeeding fiscal years and thereafter, is as follows:

Year	Amount
US$

2020	15,986,263
2021	15,587,876
2022	14,786,872
2023	13,728,432
2024 and thereafter	107,158,511

Total	167,247,954

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

7.	Property and equipment, net

Property and equipment consisted of the following:

	December 31, 2018	December 31, 2019
	US$	US$
Finance lease right-of-use asset –Corporate aircraft	37,494,502	36,887,168
Vehicles	5,109,037	5,069,515
Furniture and fixtures	12,580,384	10,523,537
Office buildings	10,994,284	21,842,187

Total	66,178,207	74,322,407
Accumulated depreciation	(28,063,724)	(31,318,028)

Property and equipment, net	38,114,483	43,004,379

On October 23, 2012, the Group acquired a corporate aircraft under a finance lease. The lease has an eight-year term and expires on September 15, 2021 with 32 quarterly lease payments of US$1,426,000. A deposit in the amount of US$6.7 million may be used as full and final payment to Minsheng to purchase the corporate aircraft.

Depreciation expense for property and equipment for the year ended December 31, 2019 amounted to US$5,904,454 (2017: US$5,350,256; 2018: US$4,908,299) which includes amortization expense related to the corporate aircraft capital lease amounting to US$2,336,187 (2017: US$2,613,008; 2018: US$2,582,340).

Accumulated depreciation expense for property and equipment as of December 31, 2019 amounted to US$31,318,028 (2017: US$23,994,047; 2018: US$28,063,724) which includes accumulated amortization expense related to the corporate aircraft capital lease amounting to US$14,601,171 (2017: US$11,375,747; 2018: US$13,238,949).

8.	Long-term investment

As of December 31, 2018 and 2019, the long-term investment consisted of the following:

	Initial Cost	Ownership	December 31, 2018
	US$		US$
Nonmarketable equity securities
Zhengzhou Lianhe Real Estate Co., Ltd.	241,648	1.85%	291,409
Zhengzhou Taike Real Estate Co., Ltd.	738,073	3.75%	728,523
Equity method investees
Qingdao Huiju Zhihui City Industrial Development Co., Ltd.	505,162,873	49%	478,778,879
Wuhu Penghong Investment Center (Limited Partnership)	30,608,185	n/a	23,613,358
Madison Developments Limited.	19,095,969	50%	16,743,122
Others	59,289,036	n/a	44,184,928
Total			564,340,219

	Initial Cost	Ownership	December 31, 2019
	US$		US$
Nonmarketable equity securities
Zhengzhou Lianhe Real Estate Co., Ltd.	241,648	1.85%	286,689
Zhengzhou Taike Real Estate Co., Ltd.	738,073	3.75%	716,723
Equity method investees
Qingdao Huiju Zhihui City Industrial Development Co., Ltd.	523,459,957	49%	488,227,667
Wuhu Penghong Investment Center (Limited Partnership)	30,608,185	n/a	18,333,122
Madison Developments Limited.	19,095,969	50%	16,294,996
Suzhou Rongjingchen Real Estate Co., Ltd	42,041,464	24%	41,452,466
Others	69,160,051	n/a	48,308,262
Total			613,619,925

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Equity method investees

On April 19, 2017, the Company signed an agreement to acquire up to 70% equity interest of Qingdao Huiju Zhihui City Industrial Development Co., Ltd. ("Qingdao Huiju"), which is developing a real estate project in Qingdao city from Beijing Huiju Technology Industry Development Co., Ltd. ("Beijing Huiju"), a non-affiliated company for a consideration of US$505.2 million. As of December 31, 2019, US$505.2 million had been paid and a 49% equity interest has been transferred to the Company. Based on the articles of association, the Company cannot exercise control of Qingdao Huiju until it acquires the entire 70% equity interest, but has the ability to exercise significant influence over Qingdao Huiju's operating and financial decisions and accounted for it as an equity method investment.

The Group initiated various legal actions against Beijing Huiju for, inter alia, (i) the transfer of the remaining 21% equity interest in Qingdao Huiju to the Group and appointment of directors into the board of Qingdao Huiju, (ii) refund of unauthorized transfer of cash of US$98.7 million from Qingdao Huiju to Beijing Huiju, and (iii) return of business license and official seals of Qingdao Huiju to Qingdao Huiju. In March 2019, the PRC local court held that Beijing Huiju shall refund the unauthorized cash transferred to Beijing Huiju to Qingdao Huiju and has frozen the cash of US$98.7 million in Beijing Huiju’s bank account. In January 2020, local PRC court held that Beijing Huiju shall return the business license and official seals of Qingdao Huiju to Qingdao Huiju. However, Beijing Huiju appealed to PRC Courts against the refund of cash and return of business and official seals to Qingdao Huiju. Currently the above lawsuits are in progress. Based on independent legal advice and after due and careful enquiry, the directors of the Company are of the view that Group is entitled to the receipt of the 21% equity interest in Qingdao Huiju and the appointment of directors into the board of Qingdao Huiju, and Qingdao Huiju is entitled to get back the cash, business license and seals from Beijing Huiju. Hence the above events shall have not any material adverse effect on the Group’s investment in and receivable from Qingdao Huiju.

On September 4, 2017, the Company with two non-affiliated companies, established a limited partnership, Wuhu Penghong Investment Center (Limited Partnership) ("Wuhu Penghong"), in which the Company and the other two partners each invested US$30.6 million, US$91.8 million and US$3.1 million in cash, respectively, to invest in real estate project. The other two partners hold substantive participating rights whereas the Company only exercises significant influence, and therefore, accounted for its investment in Wuhu Penghong under the equity method.

On March 21, 2018, the Company acquired 50% equity interest in Madison Developments Limited ("MDL"), which is developing a real estate project in London, England from ED Jersey Limited, a non-affiliated company for a consideration of US$19.1 million. Based on the articles of association, the Company cannot exercise control of MDL, but has the ability to exercise significant influence over MDL's operating and financial decisions and accounts for it as an equity method investment.

In July 2019, the Company acquired 24% equity interest in Suzhou Rongjingchen Real Estate Co., Ltd. ("Suzhou Rongjingchen"), which is developing a real estate project in Suzhou city from Suzhou Kaijingsheng Real Estate Co., Ltd., a non-affiliated company, for a consideration of US$42.0 million. Based on the articles of association, the Company cannot exercise control of Suzhou Rongjingchen, but has the ability to exercise significant influence over Suzhou Rongjingchen's operating and financial decisions and accounted for it as an equity method investment.

As of December 31, 2019, the Group's investment in the investees in the aggregate exceeded its proportionate share of the net assets of the equity method investee by nil (December 31, 2018: nil). This difference, if any, represents equity method goodwill and therefore, is not amortized. For the year ended December 31, 2019, the Group recognized its share of loss from its equity method investments of US$5,416,471 (2017: loss of US$1,710,070; 2018: loss of US US$9,374,451). As of December 31, 2018 and 2019, there was no material impairment related to these investments.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Summarized combined financial information of the equity method investees is as follows:

December 31, 2019
US$
(in thousands)

Current assets	1,413,713
Noncurrent assets	411,764
Current liabilities	499,078
Non-current liabilities	460,617
Non-controlling interest	5,778
Gross revenue	68,353
Gross profit	14,976
Loss from continuing operations	(5,928)
Net loss	(10,691)
Net loss attributable to the Company	(11,614)

The above summarized financial information represents the operating performance and financial position of the investees since they became equity method investees of the Group.

9.	Acquisition of subsidiaries

2018 Acquisition Activitiy

On September 6, 2018, the Group's equity method investee, Wuhu Penghua Tenth Investment Center (Limited Partnership) ("Wuhu Penghua"), repurchased all partnership interests from all its partners except the Group for a consideration of US$146.6 million. As a result, the Company was the sole partner remaining. Therefore, Wuhu Penghua and its subsidiaries Chengdu Renju and Chengdu Guohongteng Real Estate Co., Ltd. (collectively, the "Wuhu Group") became wholly-owned by the Company.

This acquisition was consistent with the Group's strategy to develop residential real estate markets in fast growth cities in China, and was accounted for under the acquisition method of accounting with acquired assets and assumed liabilities recorded at their acquisition date fair values. A gain of US$4,384,563 was recognized as a result of the re-measurement of previously held equity interest in the Wuhu Group based on the acquisition-date fair value and is presented as a component of other income. The goodwill recognized at the acquisition date amounting to US$534,697 is primarily as a result of the ASC 740 requirement to recognize a deferred tax liability, calculated as the difference between the tax effect of the fair value of the acquired real estate property under development and its corresponding tax base. None of the goodwill recognized is tax deductible.

The operational results of the Wuhu Group have been included in the Group's consolidated financial statements since September 6, 2018 ("Acquisition Date").

The purchase price allocation for the acquisition is primarily based on a valuation determined by the Group with the assistance of an independent third party valuation firm. The following table summarizes the fair values of the assets acquired and liabilities assumed on Acquisition Date.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

(i) The business combination was achieved without the transfer of consideration. The difference between the fair value of previously held equity interest and the fair value of net identifiable assets acquired was recognized as goodwill. As the Wuhu Group were private companies, the fair value of the Group's previously held equity interest is estimated based on asset-based approach using significant unobservable inputs that market participants would consider, which mainly include estimated revenue and estimated cost for the construction project.

The amount of revenue and net income of the Wuhu Group included in the Group's consolidated statement of comprehensive income for the period from the Acquisition Date to December 31, 2018 are US$30,248,316 and US$6,710,751, respectively.

The pro forma results of operations for the acquisition has not been presented because the revenue and earnings generated before the acquisition is immaterial.

2019 Acquisition Activity

In November 2019, the Group acquired Beijing Ruizhuo Xitou Development Co., Ltd. (“Xitou”), a related party, for a total consideration of US$16,486,299, represents extinguishment of pre-existing receivable (Note 18). Xitou is primarily engaged in provision of online platform services for real estate project financing purposes.

In November 2019, the Group acquired Beijing Ruizhuo Xichuang Technology Development Co., Ltd. (“Xichuang”), a related party, for a total consideration of US$11,212,797, represents extinguishment of pre-existing receivable (Note 18). Xichuang is primarily engaged in the provision of online platform services for sourcing, sale and purchase of real estate properties.

In November 2019, the Group acquired Beijing I-Journey Science and Technology Development Co,Ltd.("I-Journey"), a related party, for a total consideration of US$21,062,847, represents extinguishment of pre-existing receivable (Note 18). I-journey is primarily engaged in the sale of household robots and provision of community cloud services.

The acquisitions of Xitou, Xichuang and I-journey were in line with the Group’s strategy to extend its business to provide real estate and property management related technology services. The above acquisitions were accounted for under the acquisition method of accounting with acquired assets and assumed liabilities recorded at their acquisition date fair values. The goodwill recognized upon the acquisitions amounting to US$6,624,594, US$5,159,916 and US$12,927,103 respectively is primarily as a result of the excess of the acquisition considerations over the respective fair value of net identifiable assets acquired. The goodwill recognized in other non-current assets is attributable primarily to expected synergies and the assembled workforce. The goodwill is not deductible for tax purposes. None of the goodwill recognized is tax deductible.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

The operational results of Xitou, Xichuang and I-journey have been included in the Group's consolidated financial statements since November 30, 2019 ("Date of Acquisition"). The pro forma results of operations for the acquisitions have not been presented because the revenue and earnings generated before the acquisitions is immaterial.

The purchase price allocation for the acquisitions is primarily based on a valuation determined by the Group with the assistance of an independent third party valuation firm. The following table summarizes the fair values of the assets acquired and liabilities assumed on Date of Acquisition.

	Xinruifeng subgroup	Xinhujin subgroup	Xinzhihui subgroup	Total
	US$	US$	US$	US$
Cash and cash equivalents	472,974	276,511	77,526	827,011
Intangible assets (1)
Technology	9,446,403	5,877,125	6,249,820	21,573,348
Trade mark	—	—	2,623,205	2,623,205
Other current assets	262,373	164,373	691,872	1,118,618
Deferred tax assets	1,057,527	1,170,995	658,831	2,887,353
Other non-current assets	29,935	14,176	43,115	87,226
Goodwill	6,624,594	5,159,916	12,927,103	24,711,613
Current liabilities	(269,349)	(241,318)	(1,499,623)	(2,010,290)
Deferred tax liabilities	(1,057,527)	(1,170,995)	(658,831)	(2,887,353)
Non-controlling interest	(80,631)	(37,986)	(50,171)	(168,788)
Total Consideration	16,486,299	11,212,797	21,062,847	48,761,943

(1)	Intangible assets acquired in 2019 have estimated useful lives between six and ten years.

(2)	Xinruifeng, Xinhujin and Xinzhihui are parents of Xitou, Xichuang and I-journey, respectively.

10.	Short-term bank loans and other debt

Short-term bank loans and other debt represent amounts due to various banks and financial institutions that are due on the dates indicated below. Short-term bank loans and other debt at December 31, 2018 and 2019 consisted of the following:

	December 31,	December 31,
	2018	2019
	US$	US$
Loan from The Bank of East Asia
Due January 2, 2020, at 1.10% plus 1 month LIBOR	—	19,900,000

Loan from Henan Zhongyuan Microfinance Co., Ltd.
Due July 26, 2019, at 11.60% per annum	7,285,231	—

Loan from Zhongyuan Aviation Finance Leasing Co., Ltd.
Due December 20 2020, at 10.00% per annum	—	11,467,562

Loan from Hua Xia Bank Co., Ltd.
Due May 30, 2020, at 6.5250% per annum	—	8,600,671

Loan from Shandong Rongyue Finance Leasing Co., Ltd.
Due December 24, 2020, at 5.00% per annum	—	4,300,335

Loan from Kunlun Trust Co., Ltd.
Due June 28, 2019, at 10.50% per annum	36,426,157	—

Loan from Zhongyuan Commercial Factoring Co., Ltd.
Due January 30, 2020, at 10.00% per annum	—	28,668,902

Loan from Tianjin financial exchange center Co., Ltd. at 9.00% per annum		189,215
Loan from Tianjin financial exchange center Co., Ltd. at 8.50% per annum		51,604
Loan from Tianjin financial exchange center Co., Ltd. at 8.00% per annum	—	240,819

Total short-term bank loans and other debt	43,711,388	73,419,108

As of December 31, 2019, except when otherwise indicated, the Group's short-term bank loans and other debt were all denominated in RMB and were mainly secured by the Group's real estate properties held for lease with net book value of US$ 14,899,171 (December 31, 2018: nil), the real estate properties development completed with net book value of US$ 10,168,195 (December 31, 2018: nil), and restricted cash of US$20,691,781 (December 31, 2018:nil).

The weighted average interest rate on short-term bank loans and other debt as of December 31, 2019 was 8.33% (December 31, 2018: 10.68%).

11.	Long-term bank loans

Long-term bank loans as of December 31, 2018 and 2019 analyzed by final installment maturity dates consisted of the following:

	December 31,	December 31,
	2018	2019
	US$	US$
Loan from ICBC
Due December 26, 2021, at 6.175% per annum	116,560,788	66,890,284
Due December 22, 2021, at 6.175% per annum	58,284,765	33,448,009
Due December 30, 2021, at 6.60% per annum	53,619,303	30,770,333
Due December 22, 2021, at 9.80% per annum	58,281,851	33,448,009
Due July 23, 2022, at 4.75% per annum	—	14,334,451
	286,746,707	178,891,086
Loan from China Guangfa Bank
Due July 17, 2021, at 6.175% per annum	—	18,048,508
Due October 20, 2019, at 6.4125% per annum	10,490,733	—
	10,490,733	18,048,508
Loan from Bank of China
Due March 30, 2020, at 6.65% per annum	33,512,064	7,167,226
Due October 31, 2021 at 4.75% per annum	64,110,036	50,457,269
	97,622,100	57,624,495
Loan from Bank of Beijing
Due February 14, 2020 at 4.75% per annum	42,810,934	32,372,065

Loan from The Bank of East Asia
Due June 1, 2019, at 1.10% plus 1 month LIBOR	9,675,654	—
Due June 5, 2019, at 1.10% plus 1 month LIBOR	10,000,000	—
Due August 15, 2019, at 1.10% plus 1 month LIBOR	20,000,000	—
Due August 30, 2019, at 1.10% plus 1 month LIBOR	9,700,000	—
Due September 19, 2019, at 1.10% plus 1 month LIBOR	2,220,000	—
Due January 9, 2020, at 1.10% plus 1 month LIBOR	3,178,000	3,178,000
Due June 2, 2019, at 1.10% plus 1 month LIBOR	34,421,617	—
Due September 27, 2019, at 1.10% plus 3 month LIBOR	24,294,636	—
Due June 4, 2021, at 1.10% plus 1 month LIBOR	—	22,500,000
Due June 6, 2021, at 1.10% plus 1 month LIBOR	—	30,000,000
Due August 20, 2021, at 1.10% plus 1 month LIBOR	—	19,170,000
Due September 27, 2021, at 1.10% plus 1 month LIBOR	—	9,100,000
Due October 20, 2021, at 1.10% plus 1 month LIBOR	—	2,100,000
Due October 27, 2021, at 1.10% plus 1 month LIBOR	—	17,570,000
	113,489,907	103,618,000

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Loan from Ping An Bank Co., Ltd.
Due May 31, 2021, at 6.8875% per annum	116,417,997	80,272,928
Due May 27, 2021, at 7.3625% per annum	14,570,463	9,890,771
Due March 27, 2022, at 6.9825% per annum	—	39,405,407
	130,988,460	129,569,106

Loan from China Construction Bank
Due July 2, 2021, at 6.65% per annum	56,824,805	—
Due August 1, 2021, at 4.35% per annum	—	44,723,488
Due August 1, 2021, at 4.75% per annum	—	11,180,872
Due August 1, 2021, at 4.75% per annum	17,484,555	17,201,343
Due April 4, 2021, at 6.175% per annum	36,424,700	—
	110,734,060	73,105,703
Loan from Bank of Minsheng
Due June 14, 2031, at 8.50% per annum	62,798,694	59,487,973
Due March 30, 2023 at 8.8825% per annum	291,394,685	286,402,339
	354,193,379	345,890,312
Loan from Bank of Hengfeng
Due September 20, 2021, at 8.0009% per annum	73,580,837	65,150,082

Loan from Zheshang Bank Co., Ltd
Due September 21, 2021, at 7.60% per annum	29,286,630	17,344,686

Loan from Bank of Communications Co., Ltd
Due March 18, 2022, at 7.600% per annum	—	37,104,728

Loan from Bank of Zhengzhou Co., Ltd
Due September 26, 2021, at 7.000075% per annum	—	64,505,031

Loan from Bank of Huaxia Co., Ltd
Due December 27, 2021, at 5.08% per annum	—	11,610,908

Total	1,249,943,747	1,134,834,710
Less: current portion of long-term bank loans	(529,904,807)	(448,770,014)

Total long-term bank loans	720,038,940	686,064,696

As of December 31, 2019, the contractual maturities of these loans are as follows:

Year	Amount
US$
2020	448,770,014
2021	599,627,953
2022	37,269,574
2023	4,156,992
2024 and thereafter	45,010,177
Less: current portion of long-term bank loans	(448,770,014)

Total: long-term bank loans	686,064,696

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

As of December 31, 2019, except when otherwise indicated, the Group's long term bank loans were all denominated in RMB and were mainly secured by the Group's real estate properties under development with net book value of US$78,726,065 (December 31, 2018: US$30,727,630), land use rights with net book value of US$382,772,544 (December 31, 2018: US$462,352,750), the Group's real estate properties held for lease with net book value of US$144,272,409 (December 31, 2018: 123,781,349), the real estate properties development completed with net book value of US$457,032 (December 31, 2018: nil),and restricted cash of US$116,152,060 (December 31, 2018:nil).

The interest rates of these bank loans are adjustable based on the range of 100% to 206% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of December 31, 2019 was 6.94% (December 31, 2018: 7.16%).

12.	Other long-term debt

As of December 31, 2018 and 2019, other long-term debt analyzed by final installment maturity dates consisted of the following:

	December 31,	December 31,
	2018	2019
	US$	US$
Senior notes
November 2020 Senior Secured notes due on November 22, 2020 at 8.875%	295,673,796	296,897,742
August 2019 Senior Notes due on August 30, 2019 at 8.125%	286,741,749	—
February 2021 Senior notes due on February 28, 2021 at 7.75%	270,624,821	261,941,119
March 2020 Senior Secured Notes due on March 12, 2020 at 9.875%	197,226,325	123,055,415
October 2021 Senior Secured Notes due on October 16, 2021 at 14.20%	—	295,968,740

Corporate bonds
Due December 28, 2020 at 8.20%	58,275,179	1,962,386
Due January 27, 2021 at 7.47%	43,709,787	8,213,641
Due March 14, 2021 at 7.09%	72,849,705	7,551,597
Due August 15, 2019 at 8.20%	63,404,057	—
Due April 7, 2020 at 8.20%	89,655,359	—
Due September 21, 2020 at 8.50%	28,998,553	21,947,434
Due April 1, 2024 at 8.40%	—	58,887,016
Due January 4, 2022 at 8.50%	—	650,673

Loan from Ping An Trust Co., Ltd
Due May 22, 2020 at 10.3192%	189,416,016	43,003,354
Due November 30, 2019 at 10.3192%	130,813,615	—
Due May 23, 2019 at 10.3192%	189,780,277	—
Due November 23, 2020 at 11.20%	—	200,682,320
Due May 22, 2021 at 15.00%	—	42,989,020
Due May 29, 2021 at 11.50%	—	85,863,364
Due April 26, 2021 at 11.50%	—	24,248,158

Loan from Guo Tou Tai Kang Trust Co., Ltd
Due October 30, 2019 at 9.30%	2,360,415	—
Due November 2, 2019 at 9.30%	26,780,511	—

Kunlun Trust Co., Ltd
Due March 17, 2020 at 7.62%	21,855,694	21,501,677

Loan from Wanxiang Trust Co., Ltd
Due December 4, 2020 at 12.00%	1,427,905	—
Due April 30, 2021 at 12.00%	—	28,668,903
Due January 4, 2020 at 12.00%	—	12,929,675
Due July 18, 2020 at 12.00%	—	21,501,677

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

Loan from China Huarong Asset Management Co., Ltd
Due November 27, 2020 at 11.50%	11,656,370	10,894,183
Due October 30, 2020 at 11.50%	40,951,099	28,095,525
Due November 8, 2021 at 12.00%	—	30,145,351

Loan from China Resources Investment Trust Co., Ltd
Due November 9, 2020 at 9.405%	50,996,620	42,286,632

Loan from Chang An International Trust Co., Ltd
Due December 10, 2023 at 9.00%	—	172,013,417

Loan from Henan Zhongyuan Microfinance Co., Ltd
Due July 23, 2021 at 11.60%	—	6,880,537

Loan from Kent EB-5 LLC
Due January 23, 2020 at 5.95%	9,500,000	9,500,000
Due April 30, 2020 at 5.95%	5,000,000	5,000,000
Due June 25, 2020 at 5.95%	5,000,000	5,000,000
Due August 4, 2020 at 5.95%	5,000,000	5,000,000
Due August 20, 2020 at 5.95%	5,000,000	5,000,000
Due October 1, 2020 at 5.95%	10,000,000	10,000,000
Due November 23, 2020 at 5.95%	10,000,000	10,000,000
Due March 15, 2021 at 5.95%	9,500,000	9,500,000
Due September 12, 2021 at 5.95%	500,000	500,000

Loan from Bank of Ozark
Due March 24, 2021 at 4.50% plus 1 month LIBOR	24,008,924	50,157,305

Loan from Bank Direct Capital Finance
Due November 1, 2020 at 5.5%	1,762,072	822,506

Loan from CMGT Lender 35 LLC
Due May 24, 2021 at 12.26%	—	18,660,737

Loan from 135-35 NORTHERN BLVD 1&2 LLC
Due May 1, 2021 at 8.5%	—	28,955,968

Total principal of other long-term debt	2,158,468,849	2,006,876,072

Less: current portion of other long-term debt	(1,118,013,649)	(970,185,445)

Total other long-term debt	1,040,455,200	1,036,690,627

The March 2020, November 2020, February 2021 and October 2021 Senior Secured Notes are senior secured pari passu obligations of the Company.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

As of December 31, 2019, the contractual maturities of these debts are as follows:

Year	Amount
US$
2020	970,185,445
2021	989,429,149
2022	34,402,683
2023	12,858,795
Less: current portion of other long term debt	(970,185,445)

Total: Other long-term debt	1,036,690,627

As of December 31, 2019, except when otherwise indicated and the Senior Secured Notes, the Group's other long-term debt was all denominated in RMB and mainly secured by the Group's real estate properties under development with net book value of US$1,445,969 (December 31, 2018: US$963,588), land use rights with net book value of US$ 416,137,788 (December 31, 2018: US$584,008,103), real estate properties held for lease with net book value of US$47,345,406 (December 31, 2018: US$51,648,281), and real estate properties development completed with net book value of US$50,301,375 (December 31, 2018: US$36,801,393).

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

The effective interest rate of August 2019 Senior Secured Notes is 9.06%.

The August 2019 Senior Secured Notes were issued pursuant to an indenture, dated August 30, 2016, between the Company, the "Subsidiary Guarantors" identified below and Citicorp International Limited, as trustee and collateral agent (the "August 2019 Indenture"). The Company's obligations under the August 2019 Indenture and the August 2019 Senior Secured Notes have been guaranteed by certain of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the "Subsidiary Guarantors") and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the August 2019 Indenture. The Company's obligations under the August 2019 Indenture and the August 2019 Senior Secured Notes are secured by a pledge of the capital stock of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd.

At any time prior to August 30, 2019, the Company may at its option redeem the August 2019 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the August 2019 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. "Applicable Premium" means with respect to any August 2019 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such August 2019 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such August 2019 Senior Secured Note, plus all required remaining scheduled interest payments due on such August 2019 Senior Secured Note through the maturity date of the August 2019 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the August 2019 Indenture) plus 100 basis points, over (B) the principal amount of such August 2019 Senior Secured Note on such redemption date.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

The August 2019 Indenture, contains certain covenants that, among others, restrict the Company's ability and the ability of the Company's Restricted Subsidiaries (as defined in the August 2019 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the August 2019 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company's Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the August 2019 Indenture) of 2.50 to 1.0.

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

From January 1, 2019 to December 31, 2019, the Company redeemed the August 2019 Senior Secured Notes for a total principal amount of US$288.1 million. The Company recognized loss on extinguishment of debt amounting to US$1,111,583 in 2019, consisting of the loss from the difference between repurchase price and principal amount of the debt amounting to US$125,165 and the loss from unamortized deferred debt issuance costs amounting to US$986,418.

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

The effective interest rate of February 2021 Senior Secured Notes is 8.68%.

The February 2021 Senior Secured Notes were issued pursuant to an indenture, dated February 28, 2017, between the Company, the "Subsidiary Guarantors" identified below and Citicorp International Limited, as trustee and collateral agent (the "February 2021 Indenture"). The Company's obligations under the February 2021 Indenture and the February 2021 Senior Secured Notes have been guaranteed by certain of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the "Subsidiary Guarantors") and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the February 2021 Indenture. The Company's obligations under the February 2021 Indenture and the February 2021 Senior Secured Notes are secured by a pledge of the capital stock of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

At any time prior to February 28, 2021, the Company may at its option redeem the February 2021 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the February 2021 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. "Applicable Premium" means with respect to any February 2021 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such February 2021 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such February 2021 Senior Secured Note, plus all required remaining scheduled interest payments due on such February 2021 Senior Secured Note through the maturity date of the February 2021 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the February 2021 Indenture) plus 100 basis points, over (B) the principal amount of such February 2021 Senior Secured Note on such redemption date.

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

The February 2021 Indenture, contains certain covenants that, among others, restrict the Company's ability and the ability of the Company's Restricted Subsidiaries (as defined in the February 2021 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the February 2021 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company's Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the February 2021 Indenture) of 2.0 to 1.0.

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

From January 1, 2019 to December 31, 2019, the Company redeemed the February 2021 Senior Secured Notes for a total principal amount of US$10.6 million. The Company recognized gain on extinguishment of debt amounting to US$1,126,617, consisting of the gain from the difference between repurchase price and principal amount of the debt amounting to US$1,246,256 and the loss from unamortized deferred debt issuance costs amounting to US$119,639.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

The November 2020 Senior Secured Notes were issued pursuant to an indenture, dated November 22, 2017, between the Company, the "Subsidiary Guarantors" identified below and Citicorp International Limited, as trustee and collateral agent (the "November 2020 Indenture"). The Company's obligations under the November 2020 Indenture and the November 2020 Senior Secured Notes have been guaranteed by certain of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the "Subsidiary Guarantors") and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the November 2020 Indenture. The Company's obligations under the November 2020 Indenture and the November 2020 Senior Secured Notes are secured by a pledge of the capital stock of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd.

At any time prior to November 22, 2020, the Company may at its option redeem the November 2020 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the November 2020 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. "Applicable Premium" means with respect to any November 2020 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such November 2020 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such November 2020 Senior Secured Note, plus all required remaining scheduled interest payments due on such November 2020 Senior Secured Note through the maturity date of the November 2020 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the November 2020 Indenture) plus 100 basis points, over (B) the principal amount of such November 2020 Senior Secured Note on such redemption date.

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

The November 2020 Indenture, contains certain covenants that, among others, restrict the Company's ability and the ability of the Company's Restricted Subsidiaries (as defined in the November 2020 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the November 2020 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company's Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the November 2020 Indenture) of 2.0 to 1.0.

From January 1, 2019 to December 31, 2019, the Company redeemed the November 2020 Senior Secured Notes for a total principal amount of US$0.9 million. The Company recognized gain on extinguishment of debt amounting to US$38,136, consisting of the gain from the difference between repurchase price and principal amount of the debt amounting to US$47,200 and the loss from unamortized deferred debt issuance costs amounting to US$9,064.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

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

The effective interest rate of March 2020 Senior Secured Notes is 11.34%.

The March 2020 Senior Secured Notes were issued pursuant to an indenture, dated March 19, 2017, between the Company, the "Subsidiary Guarantors" identified below and Citicorp International Limited, as trustee and collateral agent (the "March 2020 Indenture"). The Company's obligations under the March 2020 Indenture and the March 2020 Senior Secured Notes have been guaranteed by certain of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the "Subsidiary Guarantors") and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the March 2020 Indenture. The Company's obligations under the March 2020 Indenture and the March 2020 Senior Secured Notes are secured by a pledge of the capital stock of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd.

At any time prior to March 19, 2020, the Company may at its option redeem the March 2020 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the March 2020 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. "Applicable Premium" means with respect to any March 2020 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such March 2020 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such March 2020 Senior Secured Note, plus all required remaining scheduled interest payments due on such March 2020 Senior Secured Note through the maturity date of the March 2020 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the March 2020 Indenture) plus 100 basis points, over (B) the principal amount of such March 2020 Senior Secured Note on such redemption date.

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

The March 2020 Indenture, contains certain covenants that, among others, restrict the Company's ability and the ability of the Company's Restricted Subsidiaries (as defined in the March 2020 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the March 2020 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company's Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the March 2020 Indenture) of 2.0 to 1.0.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

From January 1, 2019 to December 31, 2019, the Company redeemed the March 2020 Senior Secured Notes for a total principal amount of US$75.7 million. The Company recognized loss on extinguishment of debt amounting to US$563,941, mainly consisting of the loss from unamortized deferred debt issuance costs amounting to US$563,941.

October 2021 Senior Secured Notes

On April 15, 2019 and April 26, 2019, the Company issued Senior Notes with an aggregate principal amount of US$300,000,000 due on October 15, 2021 (the “October 2021 Notes”). The October 2021 Notes bear interest at 14.2% per annum, payable semi-annually. Interest will be payable on April 15 and October 15 of each year, commencing October 15, 2019. The October 2021 Notes have a two and a half year (thirty month) term maturing on October 15, 2021.

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

The October 2021 Indenture contains certain covenants that, among others, restrict the Company's ability and the ability of the Company's Restricted Subsidiaries (as defined in the October 2021 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, sell assets, or make certain other payment, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the October 2021 Indenture) of 2.0 to 1.0.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

From January 1, 2019 to December 31, 2019, the Company redeemed the October 2021 Senior Secured Notes for a total principal amount of US$2.5 million. The Company recognized loss on extinguishment of debt amounting to US$25,240, consisting of the gain from the difference between repurchase price and principal amount of the debt amounting to US$52,500 and the loss from unamortized deferred debt issuance costs amounting to US$77,740.

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

From August 14, 2019 to November 12, 2019, the Company redeemed the First Tranche Bonds for a total principal amount of RMB 0.4 billion (US$57 million). The Company recognized loss on extinguishment of debt amounting to US$1,484, consisting of both the debt redemption price amounting to US$175 and unamortized deferred debt issuance costs amounting to US$1,659.

On January 27, 2016, Xinyuan China issued the second tranche of the onshore corporate bonds with an aggregate principal amount of RMB 0.7 billion (US$107 million) due on January 27, 2021 (the "Second Tranche Bonds") at a coupon rate of 7.47% per annum payable annually. Interest is payable on January 27 of each year, commencing January 27, 2017.

From December 14, 2018 to December 21, 2018, the Company redeemed the Second Tranche Bonds for a total principal amount of RMB 0.4 billion (US$58 million). The Company recognized loss on extinguishment of debt amounting to US$4,775,500, consisting of both the debt redemption price amounting to US$4,773,284 and unamortized deferred debt issuance costs amounting to US$2,216.

From June 21, 2019 to August 12, 2019, the Company redeemed the Second Tranche Bonds for a total principal amount of RMB90 million (US$13 million). The Company recognized gain on extinguishment of debt amounting to US$127,864, consisting of both the debt redemption price amounting to US$128,426 and unamortized deferred debt issuance costs amounting to US$562.

On March 14, 2016, Xinyuan China issued the third tranche of the onshore corporate bonds with an aggregate principal amount of RMB 0.5 billion (US$77 million) due on March 14, 2021 (the "Third Tranche Bonds") at a coupon rate of 7.09% per annum payable annually. Interest is payable on March 14 of each year, commencing March 14, 2017.

From March 14, 2019 to August 14, 2019, the Company redeemed the Third Tranche Bonds for a total principal amount of RMB497.9 million (US$71 million). The Company recognized loss on extinguishment of debt amounting to US$743,034, consisting of both the debt redemption price amounting to US$740,934 and unamortized deferred debt issuance costs amounting to US$2,100.

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

On August 15, 2016, Xinyuan China issued a new tranche of onshore corporate bonds with an aggregate principal amount of RMB 1.5 billion (US$216 million) due on August 15, 2019 (the "New Tranche") at a coupon rate of 7.5% per annum payable annually. Interest is payable on August 15 of each year, commencing August 15, 2017.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

On April 7, 2017, Xinyuan China issued a new second tranche of onshore corporate bonds with an aggregate principal amount of RMB 1.13 billion (US$173 million) due on April 7, 2020 (the "2017 Tranche") at a coupon rate of 8.2% per annum payable annually. Interest is payable on April 7 of each year, commencing April 7, 2018.

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

On August 15, 2019, the Company redeemed the New Tranche for a total principal amount of RMB 0.45 billion (US$64 million).

On March 20, 2018, the Company redeemed the 2017 Tranche for a total principal amount of RMB 0.5 billion (US$73 million). The Company recognized loss on extinguishment of debt amounting to US$3,782,353, consisting of both the debt redemption price amounting to US$3,494,557 and unamortized deferred debt issuance costs amounting to US$287,796.

On April 7, 2019, the Company redeemed the remaining amount of RMB 0.63 billion (US$90 million) 2017 Tranche, recognizing loss on extinguishment of debt amounting to US$1,535,132 in 2019, consisting of the debt redemption price amounting to US$1,535,132.

On September 20, 2018, Xinyuan China issued a new tranche of onshore corporate bonds with an aggregate principal amount of RMB 600 million (US$87 million) due on September 21, 2020 (the "2018 Tranche") at a coupon rate of 8.5% per annum payable annually. Interest is payable on September 21 of each year, commencing September 21, 2019. The above tranches of onshore corporate bonds were issued at par.

On September 21, 2018, the Company redeemed the 2018 Tranche for a total principal amount of RMB 400 million (US$58 million). The Company recognized loss on extinguishment of debt amounting to US$3,599,937, consisting of both the debt redemption price amounting to US$3,291,086 and unamortized deferred debt issuance costs amounting to US$308,851.

From August 26, 2019 to September 23, 2019, the Company redeemed the 2018 Tranche for a total principal amount of RMB76 million (US$11 million). The Company recognized loss on extinguishment of debt amounting to US$20,958, consisting of unamortized deferred debt issuance costs amounting to US$20,958.

On January 4, 2019, Xinyuan (China) Real Estate, Ltd. issued a new tranche of the onshore corporate bonds with an aggregate principal amount of RMB600 million (US$87 million) due on January 4, 2022 (the “2019 Tranche”) at a coupon rate of 8.5% per annum payable annually. Interest is payable on January 4 of each year, commencing January 4, 2020.

From January 4, 2019 to June 21, 2019, the Company redeemed the 2019 Tranche for a total principal amount of RMB591 million (US$85 million). The Company recognized loss on extinguishment of debt amounting to US$1,894,262 in 2019, consisting of both the debt redemption price amounting to US$1,428,945 and unamortized deferred debt issuance costs amounting to US$465,317.

On April 1, 2019, Xinyuan (China) Real Estate, Ltd. issued another new tranche of the onshore corporate bonds with an aggregate principal amount of RMB 980 million (US$146 million) due on April 1, 2024 (the “2019 First Tranche Bonds”) at a coupon rate of 8.4% per annum payable annually. Interest is payable on April 1 of each year, commencing April 1, 2020.

From April 1, 2019 to June 21, 2019, the Company redeemed the 2019 First Tranche Bonds for a total principal amount of RMB637 million (US$91 million). The Company recognized loss on extinguishment of debt amounting to US$3,977,493 in 2019, consisting of both the debt redemption price amounting to US$3,494,668 and unamortized deferred debt issuance costs amounting to US$482,825.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

13.	Lease

Lessee

The Group has operating and finance leases, which primarily consist of corporate aircraft, office space and equipment. The Group’s leases include options to extend the lease term. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Group has operating leases for office and dormitory in the United States and China. The leases have remaining lease terms of up to 2 years.

Lease recorded on the consolidated balance sheets are summarized as follows:

December 31, 2019
US$

Lease Assets
Finance lease ROU assets
Property and equipment, net	22,285,997
Real estate properties held for lease, net	7,020,033
Total	29,306,030
Operating lease ROU assets	11,801,491

Lease Liabilities
Current
Current portion of finance lease	6,409,827
Current portion of operating lease	4,873,897
Total	11,283,724
Non-current
Finance lease, net of current portion	3,839,456
Operating lease, net of current portion	6,348,249
Total	10,187,705

The components of lease expenses recognized as follows:

Year ended December 31,
2019
US$
Operating lease cost:
Operating lease cost	6,480,093
Short-term lease cost	2,612,901
Finance lease cost:
Amortization of ROU assets	2,465,268
Interest on the lease liabilities	1,019,758

Total lease cost	12,578,020

For the years ended December 31, 2017 and 2018, the Group recorded operating lease expenses of US$5,132,393 and US$9,614,639, respectively.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

Supplemental cash flow information related to leases was as follows:

Year ended December 31,
2019
US$

Operating cash flows for operating leases	6,275,565
Operating cash flows for finance leases	1,393,198
Financing cash flows for finance leases	6,135,547

Maturities of lease liabilities are as follows:

	December 31, 2019
	Finance Leases	Operating Leases
	US$	US$

Year ending December 31, 2020	7,511,008	6,470,913
Year ending December 31, 2021	4,059,224	4,443,336
Year ending December 31, 2022	—	1,007,535
Year ending December 31, 2023	—	294,239
Total lease payments	11,570,232	12,216,023
Less: imputed interest	1,320,949	993,877
Present value of lease liabilities	10,249,283	11,222,146

Other supplemental information related to lease term and discount rate is summarized below:

December 31,
2019

Weighted-average remaining lease term (years)
Operating leases	2.32
Finance leases	1.63
Weighted-average discount rate
Operating leases	4.35%
Finance leases	8.05%

14.	Customer deposits

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

	December 31, 2018	December 31, 2019
	US$	US$
Advances for real estate properties	3,218,686,349	2,616,487,072
Add: increase in revenue recognized in excess of amounts received from customers	32,408,393	25,665,783
Less: recognized as progress billings (Note 5)	(1,329,243,487)	(1,536,054,208)

Customer deposits (Note 2(h))	1,921,851,255	1,106,098,647

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

15.	Income taxes

(a)	Corporate income tax ("CIT")

Under the current law of the Cayman Islands, the Company is not subject to income tax and withholding tax.

The Company's PRC subsidiaries are subject to income tax at the statutory rate of 25% in accordance to the PRC corporate income tax laws and regulations. Further, under the same tax laws and regulations, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC dividend withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain jurisdictions.

The Company's HK subsidiaries are subject to income tax at the statutory rate of 16.5% in accordance to the HK profits tax laws and regulations. The Company did not make any provisions for Hong Kong Profits Tax as there were no assessable profits arising in or derived from Hong Kong for any of the periods presented. Under the Hong Kong tax law, the Company's HK subsidiaries are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

The Company's US subsidiaries are subject to income tax at the effective rate of approximately 33% in accordance with US corporate income tax laws and regulations, dividends and interests paid by US enterprises to non-US tax resident enterprises are subject to US withholding tax of 30%.

Income before income tax expenses consists of:

	Year ended December 31,
	2017	2018	2019
	US$	US$	US$
PRC	275,898,007	355,674,888	355,606,696
Non PRC	(82,669,476)	(105,275,621)	(122,099,522)

Total	193,228,531	250,399,267	233,507,174

Income tax expenses for the years ended December 31, 2017, 2018 and 2019 are summarized as follows:

	Year ended December 31,
	2017	2018	2019
	US$	US$	US$
Current:
CIT tax expense	103,302,037	141,399,866	133,862,272
Land Appreciation Tax ("LAT") expense	40,203,748	62,996,403	68,631,338
Deferred tax benefit	(30,388,659)	(59,949,022)	(52,015,238)

Income tax expense	113,117,126	144,447,247	150,478,372

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

The Group's income tax expense differs from the tax expense computed by applying the PRC statutory CIT rate of 25% for the years ended December 31, 2017, 2018 and 2019, are as follows:

	Year ended December 31,
	2017	2018	2019
	US$	US$	US$
CIT at rate of 25%	48,307,133	62,599,817	58,376,794
Tax effect of non-deductible expenses	3,641,665	5,799,761	8,867,037
LAT expense	40,203,748	62,996,403	68,631,338
CIT benefit of LAT	(10,050,937)	(15,749,101)	(17,157,834)
Changes in valuation allowance	3,180,741	(491,075)	23,073,210
International rate differences	10,149,331	18,224,012	17,351,758
Dividend and interest withholding taxes	18,877,500	15,403,663	(3,816,800)
Adjustment of estimated income tax accruals	(954,552)	(3,952,396)	(4,285,329)
Others	(237,503)	(383,837)	(561,802)

Income tax expense	113,117,126	144,447,247	150,478,372

(b)	Unrecognized tax benefit

The following table summarizes the activities related to the Group's unrecognized tax benefits:

	2017	2018	2019
	US$	US$	US$
Balance at January 1	20,491,988	31,231,376	45,939,234
Additions for tax positions of current year	10,813,497	15,500,052	14,547,590
Reclassification from prior year tax payable	—	—	13,118,260
Movement in current year due to foreign exchange rate fluctuation	2,001	—	—
Reductions for tax positions of prior years	(76,110)	—	—
Reduction due to company liquidation	—	(792,194)	—

Balance at December 31	31,231,376	45,939,234	73,605,084

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

The movement in the liability for unrecognized tax benefits of US$15,500,052 in 2018 was due to deemed interest income from subsidiaries of the Company during the year. The change of US$792,194 was recognized mainly due to the liquidation of a company.

The movement in the liability for unrecognized tax benefits in 2019 included an amount of US$12,713,235 and related late payment interests of US$1,834,355 which was due to deemed interest income from subsidiaries of the Company during the year. Reclassification from prior year tax payable included an amount of US$12,793,498 and related late payment interests of US$324,762, which was due to uncertain tax position in respect of investment loss deduction claimed in the 2018 tax return filed in 2019.

As of December 31, 2018 and 2019, unrecognized tax benefits of nil and US$12,793,498, respectively, if ultimately recognized, will impact the effective tax rate. The Group anticipates new unrecognized tax benefits, related to tax positions similar to those giving rise to its existing unrecognized tax benefits, to originate after December 31, 2019. It is possible that the amount of uncertain tax positions will change in the next twelve months, however, an estimate of the range of the possible outcomes cannot be made at this time.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

The Group's income tax returns for fiscal year 2009 through fiscal year 2019 remain open to potential examination. In addition, local tax authorities may exercise broad discretion in applying the tax law, thus potentially exposing the subsidiaries to audits of tax years outside the general statute of limitations.

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

The tax effects of temporary differences that give rise to the Group's deferred tax assets and liabilities as of December 31, 2018 and 2019 are as follows:

	December 31, 2018	December 31, 2019
	US$	US$
Deferred tax assets:
Tax loss carried forward	42,185,810	50,163,293
Accruals and provisions	48,850,991	62,936,343
Capitalized expenses	26,796,716	50,288,336
Revenue recognition at a point in time less tax paid under deemed profit method	130,498,661	127,927,710
Revenue recognition of real estate lease income on a straight-line basis	14,269,520	17,164,019
Deemed interest expense	43,266,604	55,979,839
Valuation allowance	(5,941,941)	(28,022,499)
Operating lease liability	—	2,805,537
Others	—	418,310

Total deferred tax assets	299,926,361	339,660,888

Deferred tax liabilities:
Revenue recognition over time	(77,968,759)	(84,241,946)
Real estate properties accelerated cost deduction	(1,212,993)	(1,193,345)
Taxable temporary differences arising from asset acquisitions	(307,747,731)	(280,540,093)
Dividend and interest withholding taxes	(52,991,279)	(49,174,479)
Operating lease right-of-use assets	—	(2,950,373)
Others	(61,732)	—

Total deferred tax liabilities	(439,982,494)	(418,100,236)

Certain of the Company's PRC subsidiaries have PRC tax net operating loss carry forwards of US$173.4 million (2018: US$159.9 million) which will expire in one to ten years, if unutilized. Losses incurred in the U.S. amounting to US$10.3 million (2018: US$1.5 million) can be carried forward for 20 years.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

During 2018 and 2019, the Company has considered its operational funding needs, future development initiatives and its dividend distribution plan and is permanently reinvesting all but US$374.4 million and US$491.7 million of its PRC subsidiaries earnings as at December 31, 2018 and 2019 respectively. Accordingly, the Company accrued deferred income tax liabilities of US$37.4 million and US$49.2 million for the withholding tax liability associated with the distribution of retained earnings that are not permanently reinvested as at December 31, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the total amount of undistributed earnings from the Company's PRC subsidiaries that are considered to be permanently reinvested were US$227.2 million and US$283.7 million, and the related unrecognized deferred tax liabilities were approximately US$22.7 million and US$28.4 million, respectively. The Company's remaining subsidiaries do not have retained earnings for all the periods presented.

In assessing the ability to realize the deferred tax assets, the Group has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Accordingly, the Group recorded valuation allowances amounting US$5,941,941 and US$28,022,499 as of December 31, 2018 and 2019, respectively.

16.	Share-based compensation

As of December 31, 2019, the Company primarily has three share-based compensation plans under which awards may be granted to both employees and non-employees, namely, the 2007 Long Term Incentive Plan (the "2007 Plan"), 2015 Long Term Incentive Plan (the "2015 Plan"), and 2014 Restricted Stock Unit Plan (the "2014 RSU Plan"). On 31 January 2019, Cayman Property Management Service (Cayman) Ltd., a subsidiary of the Company, operates a restricted share award scheme (the “Scheme”). On September 28, 2019, the Company approved the employee stock option plan of Xinchuang Technology Co. Ltd. ("Xinchuang Technology"). Compensation cost of US$5,621,588 (2017: US$4,894,478, 2018: US$3,382,628) was recorded in general and administrative expenses with a corresponding credit to additional paid-in capital in the year ended December 31, 2019. The compensation cost is primarily regarded as a permanent difference for income tax purposes as relevant equity awards were mainly granted by the Company and a subsidiary, which are registered in the Cayman Islands, a tax-free jurisdiction. Hence, no tax benefit was recognized upon the recognition of compensation cost. The Company has a policy of using authorized shares in the existing pool to satisfy any future exercise of share options and shares repurchased held by a third party trustee to satisfy the RSUs granted under the 2014 RSU Plan.

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

Under the 2007 Plan, the Company granted share options with service conditions to purchase common shares to employees, at an exercise price ranging from US$1.085 to US$1.81 per option. These options have a weighted average grant date fair value of US$0.36 ~ US$0.61 per option and the total expected compensation cost has considered the expected forfeitures. These options generally have vesting periods based on length of service of 36 months and will expire no later than 2025.

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

No options were granted during the years ended December 31, 2018 and 2019, for 2007 Plan and 2015 Plan.

Assumptions

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses the assumptions noted below.

	Options Granted in 2015 Under the 2007 Plan	Options Granted in 2015 Under the 2015 Plan
Average risk-free rate of return	1.82-1.92%	1.57-1.92%
Expected term	6 Years	6 Years
Volatility rate	46.3-55.2%	55.0-55.9%
Dividend yield	5%	5%

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of U.S treasury yield curve in effect at the time of grant. The expected life of options represents the period of time the granted options are expected to be outstanding. The Company had limited historical exercise data. Therefore, the expected life was estimated as the average of the contractual term and the vesting period. The dividend yield was based on the Company's dividend distribution plan. The expected volatility was based on the historical daily stock price of the Company, annualized.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

 Share Option Activity

As of January 1, 2019, all options granted under 2007 plan were fully vested. The following table is a summary of the Company's share option activity under the 2007 Plan (in US$, except options):

Options Under the 2007 Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding, January 1, 2019
1.21 (exercise price)	12,738	1.21	1.95	32,991
1.085 (exercise price)	100,000	1.085	2.50	271,500
1.64 (exercise price)	100,000	1.64	3.87	216,000
1.21 (exercise price)	39,400	1.21	5.50	102,046
1.81(exercise price)	68,000	1.81	6.85	135,320

Granted	—	—	—	—

Exercised
1.085 (exercise price)	40,000	1.085	—	38,893
1.81 (exercise price)	68,000	1.81	—	32,116

Forfeited	—	—	—	—

Outstanding and Exercisable, December 31, 2019

1.21 (exercise price)	12,738	1.21	0.95	8,662
1.085 (exercise price)	60,000	1.085	1.50	48,300
1.64 (exercise price)	100,000	1.64	2.87	25,000
1.21 (exercise price)	39,400	1.21	4.50	26,792

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company's closing stock price of US$1.89 per common share as of December 31, 2019 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2019. As of December 31, 2019, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees, under the 2007 Plan. Total fair value of options vested during the year ended December 31, 2017, 2018 and 2019 was US$40,703, US$33,919 and nil, respectively.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

As of January 1, 2019, all options granted under 2015 plan were fully vested, with no option exercised or forfeited during 2019. And there was no new grant during the year ended December 31, 2019. The following table is a summary of the Company's share option activity under the 2015 Plan (in US$, except options):

Options Under the 2015 Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding, January 1, 2019
1.71 (exercise price)	2,796,734	1.71	6.50	5,845,173

Outstanding and Exercisable, December 31, 2019
1.71 (exercise price)	2,796,734	1.71	5.50	5,789,239

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company's closing stock price of US$1.89 per common share as of December 31, 2019 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2019. As of December 31, 2019, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees, under the 2015 Plan. Total fair value of options vested during the year ended December 31, 2017, 2018 and 2019 was US$769,798, US$228,534 and nil, respectively.

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

On May 23, 2014, the Company established a trust that is governed by a third party trustee and deposited US$7,042,725 into the trust. The trustee used the funds to acquire 4,234,884 common shares in the open market. Repurchased shares were granted to certain employees and awards vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

On July 30, 2018, under the 2014 RSU Plan, the Company deposited US$3,976,660 into the trust. The trustee has used the funds to acquire 1,732,466 common shares from the open market as of December 31, 2018. The awards vest ratably over a three-year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method.

On August 30, 2019, under the 2014 RSU Plan, the Company deposited US$2,912,539 into the trust. The trustee has used the funds to acquire 1,438,076 common shares from the open market as of December 31, 2019. The awards vest ratably over a three-year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method.

The weighted average grant-date fair value of restricted shares granted during the years ended December 31, 2017, 2018 and 2019 was US$2.68, US$2.21 and US$2.12, respectively, which was derived from the fair value of the underlying ordinary shares.

Other awards

On September 28, 2019, the Board of Directors of the Company approved the employee stock option plan of Xinchuang Technology Co., Ltd. (“Xinchuang Technology”), a subsidiary of the Company. Under the plan, the Company reserved 150 million shares, representing 30% of Xinchuang Technology’s issued capital for purpose of providing share option awards to the Company’s senior management and employees. In November 2019, the Company granted a total 100 million share options to certain employees of the Group with an exercise price of US$0.14 (RMB 1). The options become vested in 5 tranches subject to achievement of certain performance conditions as follows: (i) 5% on the grant date with no performance condition; (ii) 5% for each of the first, second, third anniversary of the grant date, respectively; and (iii) the remaining 80% shall vest upon the completion of the initial public offering of Xinchuang. The total fair value of the share options granted in October 2019 is US$3.5 million, which shall be recognized as compensation expense using the accelerated method. The fair value is determined by an external valuer using the discounted cash flow method to determine the underlying equity fair value of Xinchuang Technology. Key assumptions, such as the discount rate, cash flow projections and the discount for lack of marketability, are determined by the Group with best estimates.

As of December 31, 2019, there were no shares expired and the Group recognized expense relating to the options is immaterial (2018: nil, 2017: nil) in profit or loss during the period.

Xinyuan Property Management Service (Cayman) Ltd., a subsidiary of the Company, operates a restricted share award scheme (the “Scheme”) for the purpose of providing incentives and rewards to eligible participants (the “Participants”) who contribute to the success of its operations. The Participants of the Scheme include its directors and senior executives. The Scheme was adopted by its board on 31 January 2019 (the “Adoption Date”). Pursuant to the Scheme, an award of 56,250 restricted shares (subdivided into 56,250,000 restricted shares in August 2019), representing 15% of its share capital, was granted to the Participants with a total exercise price at an aggregate consideration of US$1,204,094 (RMB8,400,000). The considerations were fully settled in cash upon the issuance of restricted shares. And the restricted shares vest in three tranches of 2%, 18% and 80% on 1 January 2020, 1 January 2021 and 1 January 2022, respectively, in accordance with certain vesting conditions, that is, performance condition based on the completion of IPO which requires recognition on an accelerated basis.

On June 14, 2019, Mr. Zhang Lizhou (one of the participants) resigned as an executive director. Upon the resignation of Mr. Zhang Lizhou, the Company repurchased the 18,750 shares granted to him at a consideration of US$401,365 (RMB2,800,000) which was equal to the amount paid by Mr. Zhang Lizhou to the Company at the issuance date. The remaining settled aggregate consideration of US$802,729 (RMB5,600,000) according to the Scheme was recognized as liability because the restricted shares will be repurchased by the Company at the original amount paid by participants upon the termination of employment.

The aggregate fair value of the restricted shares granted at the grant date amounting to US$4,931,051 (RMB34,400,000) are recognized as compensation expense using the accelerated method. The fair value is determined by an external valuer using the discounted cash flow method to determine the underlying equity fair value of Xinyuan Property Management Service (Cayman) Ltd. Key assumptions, such as the discount rate, cash flow projections and the discount for lack of marketability, are determined by the Group with best estimates.

As of December 31, 2019, there were no shares vested, expired and the Group recognized expense relating to the Scheme of US$1,762,927 (RMB12,298,534) (2018: nil, 2017: nil) in profit or loss during the period.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

17.	Other payables and accrued liabilities

The components of other payables and accrued liabilities are as follows:

	December 31, 2018	December 31, 2019
	US$	US$
Contract deposit	107,480,079	98,280,724
Accrued expenses	51,306,223	47,003,084
Debt extinguishment costs	13,761,966	11,665,069
Deed tax and maintenance fund withheld for customers	9,998,534	8,272,296
Bidding deposit	3,723,584	4,213,479
Welfare payable	1,893,635	1,480,963
Other tax payable	14,786,612	26,734,901
Accrued aircraft operating expense	1,415,369	1,654,945
Accrued interest expense	47,214,392	38,893,375
Purchase consideration payable for asset acquisitions and business combinations	75,565,148	66,868,333
Others	13,961,958	18,096,825

Total	341,107,500	323,163,994

18.	Related party and employee transactions

(a)	Amounts due from related parties

	December 31, 2018	December 31, 2019
	US$	US$
Current:
Starry Sky	8,052,075	—
I-journey	16,366,841	—
Xitou	14,494,710	—
Xichuang	7,539,604	—
Qingdao Huiju	61,392,033	84,455,456
Henan Hongguang Olympic Real Estate Co., Ltd.	51,340,375	84,031,006
Madison Development Limited	22,988,260	—
Suzhou Wanzhuo's non-controlling interest holders	27,201,258	—
Taicang Pengchi's non-controlling interest holders	5,630,819	—
Xinzheng Meihang Network Technology Co., Ltd.	—	22,578,925
Others	1,178,230	9,692,236

Total current amounts due from related party	216,184,205	200,757,623

Non current:
Xinzheng Meihang Network Technology Co., Ltd.	26,122,186	—
Madison Development Limited	—	27,739,567
Suzhou Wanzhuo's non-controlling interest holders	—	18,856,638
Taicang Pengchi's non-controlling interest holders	—	24,624,693
Suzhou Yefang's non-controlling interest holders	—	11,466,128

Total non-current amounts due from related party	26,122,186	82,687,026

Total	242,306,391	283,444,649

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

As of December 31, 2018, the Company advanced US$7,903,416 of working capital funds to Starry Sky. Of the amount advanced, US$1,100,070 was in the form of unsecured interest bearing loans, which has no fixed payment terms and bears interest at 10%. Accrued interest amounted to US$148,659 as of December 31, 2018. The remaining advances are unsecured and bear no interest. As of December 31, 2019, the Company reclassified advances to long-term investment. On June 6, 2019 the Group and Nanjing Starry Sky (the other shareholder of Starry Sky) agreed to convert the advance into capital contribution.

As of December 31, 2018, the Group advanced US$36,699,899 of working capital funds to I-journey, Xitou and Xichuang, without any fixed payments terms. As of December 31, 2018, US$18,410,797 was in the form of unsecured interest bearing loans, which bears interest from 10% to 12%. Accrued interest amounted to US$1,701,256. The remaining advances are unsecured and bear no interest. During 2019, the Group completed its acquisitions of I-journey, Xitou and Xichuang for a total consideration of US$48,761,943, which is settled by the outstanding advances as of the acquisition date (Note 9). Certain senior management members became non-controlling shareholders of I-journey, Xitou and Xichang upon the completion of the acquisition by a total cash contribution of US$168,430.

As of December 31, 2018 and December 31, 2019, the balances due from Qingdao Huiju, the Company’s equity method investee, are related to advances for operational needs without any fixed payment terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

Henan Hongguang Olympic Real Estate Co., Ltd. ("Henan Hongguang") is the non-controlling shareholder of Henan Renxin (Note1), one of the Company's subsidiaries. As of December 31, 2019, the balance due from Henan Hongguang is related to advances for operational needs without any fixed payment terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

Xinzheng Meihang Network Technology Co., Ltd. ("Meihang") is the non-controlling shareholder of Zhengzhou Hangmei Technology Development Co., Ltd. ("Zhengzhou Hangmei"), one of the Company's subsidiaries. As of December 31, 2018, and December 31, 2019, the balances due from Meihang are US$22,944,780 and US$22,578,925, respectively, which have a three year payment terms, and bear interest at 11.5%. In 2019, the Company received interest amounted to US$5,716,045. Accrued interest amounted to US$3,177,406 and nil as of December 31, 2018 and December 31, 2019, respectively.

As of December 31, 2019, the balance due from Madison Development Limited, an equity method investee, amounting to US$21,055,073 is related to advances for operational needs. This balance is unsecured, bears interest at 15%, and has no fixed repayment term. Accrued interest amounted to US$6,684,494 as of December 31, 2019. This balance is expected to be repaid over one year.

On September 12, 2017, the Company sold 80% of its equity interest in Suzhou Wanzhuo to four non-affiliated passive investors for an aggregate cash consideration of US$23,687,327. Pursuant to the updated articles of association, the Company still exercises control over the relevant principal activities of Suzhou Wanzhuo and therefore, continues to consolidate it in its financial statements. As of December 31, 2019, the balances due from the non-controlling interest holders amounting to US$18,856,638 are related to advances for working capital funds. The balances are in the form of an unsecured interest bearing loan, which has no fixed payment terms, and bears interest at 4.75%. Accrued interest is immaterial as of December 31, 2019. This balance is expected to be repaid over one year.

On December 1, 2017, the Company together with seven other non-affiliated companies acquired 100% of Taicang Pengchi for an aggregate cash consideration of US$28,836,311. The Company accounted for the acquisition of Taicang Pengchi as an asset acquisition because the only asset of Taicang Pengchi is the land. Pursuant to the articles of association, the Company exercises control over the relevant significant activities of Taicang Pengchi and therefore, consolidates it in its financial statements. As of December 31, 2019, the balance of due from the non-controlling interest holders amounting to US$24,624,693 are related to advances for working capital funds. This balance is unsecured, bears no interest, and is expected to be repaid over one year.

As of December 31, 2019, the balance due from Suzhou Yefang amounting to US$11,466,128 is related to advances for working capital funds. This balance is unsecured, bears no interest, and is expected to be repaid over one year.

In evaluating the collectability of the amounts due from related parties balance, the Group considers many factors, including the related parties' repayment history and their credit-worthiness. An allowance for doubtful accounts is made when collection of the full amount is no longer probable. For the periods presented, based on management's evaluation, no allowance was deemed necessary.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

(b)	Amounts due to related party

	December 31, 2018	December 31, 2019
	US$	US$
Current:
Suzhou Wanzhuo's non-controlling interest shareholders	23,447,245	15,997,603
Suzhou Yefang's non-controlling interest holders	11,902,028	1,496,762
Xinzheng Meihang Network Technology Co., Ltd.	—	27,133,055
Others	13,153,168	9,054,876

Total current amounts due to related party	48,502,441	53,682,296

Non current:
Xinzheng Meihang Network Technology Co., Ltd.	31,241,768	—

Total	79,744,209	53,682,296

As of December 31, 2018 and December 31, 2019, Suzhou Wanzhuo's non-controlling interest holders advanced US$18,929,073 and US$11,397,546 of working capital funds in aggregate to Suzhou Wanzhuo in the form of an unsecured interest-bearing loan, which has no fixed payment terms, and bears annual interest from 4.25% to 4.75%, respectively. Accrued interest amounted to US$3,913,866 and US$3,131,821 as of December 31, 2018 and December 31, 2019, respectively. The remaining advance amounting to US$1,468,236 for shareholder service is unsecured, bears no interest, and is expected to be paid in one year.

On June 6, 2018, the Company together with 4 other non-affiliated companies acquired 100% of Suzhou Yefang for an aggregate cash consideration of US$15,615,240. The Company accounted for the acquisition of Suzhou Yefang as an asset acquisition because the only asset of Suzhou Yefang is the land. Pursuant to the articles of association, the Company exercises control over the relevant significant activities of Suzhou Yefang and therefore, consolidates it in its financial statements. As of December 31, 2019, the Company repaid the entire payable to its non-controlling shareholders except for accrued interest amounted to US$1,496,762.

Meihang is the non-controlling shareholder of Zhengzhou Hangmei, one of the Company's subsidiaries. As of December 31, 2018, and December 31, 2019, Meihang advanced US$27,579,790 and US$27,133,055 of working capital funds to Zhengzhou Hangmei in the form of an unsecured interest (10%) bearing loan with a three year payment term. In 2019, the Company repaid interest amounted to US$6,315,967. Accrued interest amounted to US$3,661,978 and nil as of December 31, 2018 and December 31, 2019, respectively.

(c)	Amounts due from employees

	December 31, 2018	December 31, 2019
	US$	US$
Advances to employees	1,694,416	2,350,852

The balance represents cash advances to employees for traveling expenses and other expenses. The balances are unsecured, bear no interest and have no fixed payment terms.

(d)	Others

In 2018, the Company sold a small percentage of the equity interests (ranging from 0.50% to 5.54%) in eight real estate project companies to senior management and employees for a total consideration of US$8,720,772. In 2019, the Company sold additional percentage of the equity interests in the eight real estate project companies to senior management and employees for a total consideration of US$604,914 and the total sold equity interests ranges from 0.57% to 5.59% as of December 31, 2019. According to the equity transfer agreement, the Company is obligated to repurchase the equity interest back from management. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as a liability.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

In 2019, the Company sold 6.03% of the equity interests in one real estate project company to senior management and employees for a total consideration of US$1,300,135. According to the equity transfer agreement, the Company is obligated to repurchase the equity interest back from management. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as a liability.

On June 24, 2017, Beijing Wanzhong, one of the Company's subsidiaries, invested US$2,142,573 in the Xin Future No.1 Private Equity Fund. The fund is operated by Beijing Xinyuan Future Investment Management Limited, an investment company controlled by the Company's senior management. Management accounted for this investment at fair value using the net asset value practical expedient. The Company can redeem its investment on the last trading day of each quarter by providing written notice in advance. On September 26, 2018, the Company redeemed its investment resulting in US$59,970 gain recorded in net realized gain on short-term investments during the year ended December 31, 2018.

For the year ended December 31, 2019, total directors' remuneration amounted to US$7,036,954(2017: US$10,634,720; 2018: US$7,056,388).

19.	Equity

(i)	As at December 31, 2019, the Company's authorized share capital was 500 million common shares, par value US$0.0001 per share (December 31, 2018: 500 million common shares).

(ii)	During the year ended December 31, 2019, 11,715,338 common shares were repurchased at a total cost of US$26,080,876.

(iii)	During the year ended December 31, 2019, the Company distributed quarterly dividends of US$0.05 per common share to common shareholders amounting to a total of US$23,460,775.

All other equity transactions have been disclosed in consolidated statement of changes in shareholders’ equity.

20.	Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	December 31,
	2017	2018	2019
	US$	US$	US$
Numerator:
Net income attributable to Xinyuan Real Estate Co., Ltd. Shareholders – basic and diluted	63,627,551	73,034,549	68,344,527
Denominator:
Weighted average number of shares outstanding-basic*	128,704,610	127,129,478	113,482,239
Stock options	1,877,785	1,728,058	618,657
Restricted stock units	1,023,474	283,294	—
Weighted average number of shares outstanding-diluted	131,605,869	129,140,830	114,100,896

Basic earnings per share	0.49	0.57	0.60

Diluted earnings per share	0.48	0.57	0.60

*	The restricted shares repurchased by the trustee that are unvested are excluded from the number of shares outstanding for purposes of computing basic earnings per share in accordance with ASC 260. However, these unvested restricted shares are factored into the computation of diluted earnings per share using the treasury stock method.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

During the year ended December 31, 2019, nil (2017: 180,000; 2018: nil) stock options, and 876,400 (2017: nil; 2018:1,019,128) RSUs, were excluded from the calculation of earnings per share, respectively, because their effect would be anti-dilutive.

21.	Segment reporting

The Group's long-lived assets and revenue are mainly located in and derived from the PRC. Starting in 2012, a relatively smaller portion of the Group's long-lived assets and revenue are located in and derived from the United States. The Group considers that each of its individual property developments is a discrete operating segment. The Group has aggregated its segments on a geographical basis as property development projects undertaken within a region have similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. The Group's reportable operating segments are comprised of Henan Region, Shandong Region, Shanghai Region (including Shanghai and Jiangsu Province), Sichuan Region, Beijing Region (including Beijing and Tianjin), Hainan Region, Hunan Region, Shaanxi Region, Guangdong Region, Hubei Region, and Liaoning Region in the PRC; and the United States.

Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The "property management" category relates to property management services. The "other" category relates to investment holdings, landscaping, engineering and management, real estate sale, purchase and lease activities. The accounting policies of the various segments are the same as those described in Note 2, "Summary of Significant Accounting Policies".

The Group's chief operating decision maker relies upon net sales, gross profit and net income when making decisions about allocating resources and assessing performance of the Group. Net sales for geographic segments are generally based on the location of the project development. Net income for each segment includes net sales to third parties, related cost of sales and operating expenses directly attributable to the segment. Capital expenditures for each segment includes cost for acquisition of subsidiaries, vehicles, and fixtures and furniture.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

No single customer accounted for more than 10% of net sales for the years ended December 31, 2017, 2018 and 2019.

Summary information by operating segment is as follows:

December 31, 2017	Henan	Shandong	Jiangsu	Sichuan	Beijing	Hainan	Hunan	Shanghai	Tianjin	Shaanxi	United States	Guangdong	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	886,207,602	252,186,589	284,388,321	79,054,170	540,766	87,304,257	133,499,073	973,450	38,646,991	63,283,292	98,476,295	—	—	1,924,560,806
Real estate lease income	3,567,372	183,530	—	—	—	—	6,071	209,186	—	3,832,764	—	19,659	914,217	8,732,799
Real estate management services income	1,505,932	—	—	—	—	—	—	—	—	356,429	—	—	39,875,958	41,738,319
Other revenue	508,891	52,893	21,184	87,307	—	11,396	118,391	5,046	74	—	307,793	—	762,332	1,875,307

Total revenue	891,789,797	252,423,012	284,409,505	79,141,477	540,766	87,315,653	133,623,535	1,187,682	38,647,065	67,472,485	98,784,088	19,659	41,552,507	1,976,907,231
Cost of real estate sales	(607,656,121)	(204,691,234)	(247,765,242)	(71,332,282)	(363,305)	(55,291,475)	(107,834,718)	(664,093)	(23,602,129)	(46,516,108)	(108,350,506)	—	—	(1,474,067,213)
Cost of real estate lease income	(2,170,672)	(348,420)	(3,353,579)	(158,879)	—	—	(174,601)	(332,094)	—	(4,420,100)	—	—	(47,777)	(11,006,122)
Cost of real estate management services	(935,942)	—	—	—	—	—	—	—	—	—	—	—	(30,710,506)	(31,646,448)
Other costs	(227,081)	(10,706)	(127,375)	—	(51,424)	(3,846)	(95,235)	—	—	—	—	(10,342)	(33,226)	(559,235)

Total cost of revenue	(610,989,816)	(205,050,360)	(251,246,196)	(71,491,161)	(414,729)	(55,295,321)	(108,104,554)	(996,187)	(23,602,129)	(50,936,208)	(108,350,506)	(10,342)	(30,791,509)	(1,517,279,018)
Gross profit	280,799,981	47,372,652	33,163,309	7,650,316	126,037	32,020,332	25,518,981	191,495	15,044,936	16,536,277	(9,566,418)	9,317	10,760,998	459,628,213
Operating expenses	(64,061,347)	(10,497,498)	(16,659,076)	(3,772,416)	(44,507,378)	(7,726,269)	(10,099,854)	(747,409)	(6,001,987)	(9,123,653)	(10,597,926)	(680,754)	(28,092,891)	(212,568,458)

Operating income/(loss)	216,738,634	36,875,154	16,504,233	3,877,900	(44,381,341)	24,294,063	15,419,127	(555,914)	9,042,949	7,412,624	(20,164,344)	(671,437)	(17,331,893)	247,059,755
Interest income	11,355,876	338,069	218,937	100,988	516,950	26,443	320,666	268,325	271,527	69,336	—	264	3,371,705	16,859,086
Interest expense	(18,393,523)	(362,759)	(1,829,665)	—	(5,056,962)	—	—	(2,100,301)	(1,214,368)	—	(3,570,310)	—	(33,625,552)	(66,153,440)
Net realized gain on short-term investments	3,110,564	—	7,395	—	9,077	—	—	—	—	—	—	—	4,746,951	7,873,987
Share of (loss)/gain in an equity investee	(1,062,499)	(974,405)	(2,818)	—	—	—	—	—	—	—	—	—	329,652	(1,710,070)
Loss on extinguishment of debt	—	—	—	—	—	—	—	—	—	—	—	—	(15,879,702)	(15,879,702)
Exchange gains	(362,736)	—	—	—	—	—	—	—	—	—	—	—	1,119,662	756,926
Unrealized income on short-term investments	151,003	—	—	—	—	—	—	—	—	—	—	—	1,944,976	2,095,979
Other income	2,326,004	—	—	—		—	—	—	—	—	6	—	—	2,326,010
					—
Income/(loss) before income taxes	213,863,323	35,876,059	14,898,082	3,978,888	(48,912,276)	24,320,506	15,739,793	(2,387,890)	8,100,108	7,481,960	(23,734,648)	(671,173)	(55,324,201)	193,228,531
Income tax benefit/(expense)	(77,985,230)	(11,359,619)	(6,913,466)	(812,628)	4,065,308	(10,189,683)	(2,560,610)	686,619	(1,713,343)	(840,827)	8,694,642	145,513	(14,333,802)	(113,117,126)

Net income/(loss)	135,878,093	24,516,440	7,984,616	3,166,260	(44,846,968)	14,130,823	13,179,183	(1,701,271)	6,386,765	6,641,133	(15,040,006)	(525,660)	(69,658,003)	80,111,405

Depreciation and amortization	5,597,930	416,607	3,445,463	218,043	767,841	148,453	185,123	68,648	9,836	1,766,074	232,618	38	870,852	13,727,526
Capital expenditure	5,756,237	11,636	13,725	22,550	2,960,195	1,361	21,262	—	20,322	9,571	257,643	392,779	294,575	9,761,856
Real estate properties development completed	49,708,034	82,128,992	13,625,012	146,791,480	52,675,024	97,350,745	49,346,740	90,003,702	—	127,107,105	131,656,359	—	—	840,393,193
Real estate properties under development	937,340,899	78,988,478	217,051,399	—	200,296,958	—	109,107,637	—	40,379,791	140,257,927	168,236,598	93,205,573	11,135,393	1,996,000,653
Real estate properties held for lease	53,783,548	5,633,936	38,824,172	23,503,438	—	—	50,422,065	4,578,302	—	100,574,370	—	—	613,482	277,933,313

Total long-lived assets	207,599,517	420,656,893	50,598,511	391,437,638	16,714,738	609,466	51,791,292	4,639,263	1,706,170	125,298,084	19,666,135	125,896	23,378,186	1,314,221,789
Total assets	2,715,305,431	693,368,606	459,080,321	584,350,518	296,118,475	108,984,575	266,196,168	103,055,884	98,249,020	440,219,180	354,473,170	93,723,704	171,309,218	6,384,434,270

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

December 31, 2018	Henan	Shandong	Jiangsu	Sichuan	Beijing	Hainan	Hunan	Shanghai	Tianjin	Shaanxi	United States	Guangdong	Hubei	Liaoning	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	1,002,960,937	291,763,807	330,352,688	80,701,160	12,314,328	169,606,837	97,162,300	—	86,165,279	58,795,214	8,815,926	—	—	427,072	305,244	2,139,370,792
Real estate lease income	4,463,583	497,354	917,227	86,593	—	—	111,408	641,119	—	2,064,129	—	—	—	—	803,559	9,584,972
Real estate management services income	3,061,093	—	—	—	—	—	—	—	—	2,464,039	—	—	—	—	57,922,288	63,447,420
Other revenue	297,202	4,506	473,667	318,863	2,176,071	476,184	482,597	—	30	—	570,646	—	—	—	348,335	5,148,101

Total revenue	1,010,782,815	292,265,667	331,743,582	81,106,616	14,490,399	170,083,021	97,756,305	641,119	86,165,309	63,323,382	9,386,572	—	—	427,072	59,379,426	2,217,551,285
Cost of real estate sales	(701,238,639)	(228,347,098)	(214,621,791)	(75,842,475)	(9,355,460)	(87,710,266)	(100,986,641)	(57,369)	(56,487,052)	(59,670,857)	(9,357,970)	—	—	(298,443)	—	(1,543,974,061)
Cost of real estate lease income	(2,245,710)	(470,614)	(2,336,287)	(554,861)	—	—	(1,475,782)	(238,406)	—	(1,978,147)	—	—	—	—	(48,809)	(9,348,616)
Real estate management services cost	(2,733,062)	—	—	—	—	—	—	—	—	(2,870,604)	—	—	—	—	(39,016,117)	(44,619,783)
Other costs	(388,790)	(1,224,399)	(94,807)	(435,324)	—	(4,551)	(517,028)	—	—	—	—	—	—	—	(1,465,624)	(4,130,523)

Total cost of revenue	(706,606,201)	(230,042,111)	(217,052,885)	(76,832,660)	(9,355,460)	(87,714,817)	(102,979,451)	(295,775)	(56,487,052)	(64,519,608)	(9,357,970)	—	—	(298,443)	(40,530,550)	(1,602,072,983)
Gross profit	304,176,614	62,223,556	114,690,697	4,273,956	5,134,939	82,368,204	(5,223,146)	345,344	29,678,257	(1,196,226)	28,602	—	—	128,629	18,848,876	615,478,302
Operating expenses	(62,812,091)	(12,610,671)	(15,284,915)	(4,275,577)	(64,432,460)	(12,088,762)	(11,008,482)	(163,680)	(5,904,656)	(5,834,584)	(4,654,552)	(1,185,184)	(1,949,565)	(1,485,827)	(36,356,815)	(240,047,821)

Operating income/(loss)	241,364,523	49,612,885	99,405,782	(1,621)	(59,297,521)	70,279,442	(16,231,628)	181,664	23,773,601	(7,030,810)	(4,625,950)	(1,185,184)	(1,949,565)	(1,357,198)	(17,507,939)	375,430,481
Interest income	23,934,452	478,524	568,283	104,895	1,388,846	22,667	194,297	62,536	230,432	78,014	3,311	5,506	—	5,966	4,147,965	31,225,694
Interest expense	(15,091,954)	—	(1,009,438)	(2,259,789)	(2,137,378)	—	—	(1,689,514)	—	(915,585)	(3,501,863)	—	—	—	(72,640,175)	(99,245,696)
Net realized loss on short-term investments	183,450	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,590,540)	(3,407,090)
Share of loss in an equity investee	(1,342,875)	(1,067,320)	(949,748)	(3,719,920)	—	—	—	—	—	—	—	(1,295,899)	—	—	(998,689)	(9,374,451)
(Loss)/gain on extinguishment of debt	(24,665,987)	—	—	—	—	—	—	—	—	—	—	—	—	—	3,222,038	(21,443,949)
Exchange (loss)/gain	(13,029,174)	—	—	—	(1,544)	—	—	—	—	—	—	—	—	335,310	(12,982,246)	(25,677,654)
Unrealized income on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,150,200	1,150,200
Other income	(3,773,556)	(162,149)	391,338	4,585,338	(521,424)	32,867	27,078	(1,822)	(948,161)	(120,442)	2,093,750	—	1,180	—	137,735	1,741,732

Income/(loss) before income taxes	207,578,879	48,861,940	98,406,217	(1,291,097)	(60,569,021)	70,334,976	(16,010,253)	(1,447,136)	23,055,872	(7,988,823)	(6,030,752)	(2,475,577)	(1,948,385)	(1,015,922)	(99,061,651)	250,399,267
Income tax benefit/(expense)	(66,585,136)	(24,338,485)	(33,672,476)	(1,312,549)	5,810,925	(33,888,754)	14,764,618	1,503,472	(8,088,479)	1,735,041	3,037,875	(392,906)	(152,722)	689,435	(3,557,106)	(144,447,247)

Net income/(loss)	140,993,743	24,523,455	64,733,741	(2,603,646)	(54,758,096)	36,446,222	(1,245,635)	56,336	14,967,393	(6,253,782)	(2,992,877)	(2,868,483)	(2,101,107)	(326,487)	(102,618,757)	105,952,020

Depreciation and amortization	5,881,359	664,325	2,398,697	553,823	1,506,886	44,773	1,395,291	277,113	150,980	1,888,104	(95,404)	137,262	15,028	8,235	306,403	15,132,875
Capital expenditure	8,700,583	4,689,576	6,226	10,229	2,279,441	—	278	—	290,791	13,183	89,510	—	197,756	58,259	318,555	16,654,387
Real estate property development completed	119,978,648	46,110,853	38,293,044	88,492,260	42,003,855	31,716,745	7,340,408	82,320,988	—	48,352,943	127,749,947	—	—	—	—	632,359,691
Real estate property under development	1,630,532,021	520,017,386	240,985,540	620,344,540	214,011,166	—	113,205,249	—	106,218,839	150,381,455	199,665,838	102,997,747	124,701,587	30,590,778	15,064,162	4,068,716,308
Real estate properties held for lease, net	72,389,385	7,929,336	39,824,983	36,086,237	—	—	47,347,197	4,037,272	—	94,612,752	—	—	—	—	537,055	302,764,217

Total long-lived assets	370,303,455	500,658,792	95,890,366	37,986,138	42,680,909	5,953,273	48,805,523	4,056,266	6,535,427	125,890,353	25,781,516	23,600,985	176,034	337,113	53,834,857	1,342,491,007
Total assets	3,326,001,406	902,384,756	740,208,056	839,829,759	340,188,589	39,269,241	274,708,013	95,034,595	185,400,019	330,029,859	384,883,423	134,196,645	127,532,829	34,993,328	279,052,154	8,033,712,672

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

December 31, 2019	Henan	Shandong	Shanghai	Sichuan	Beijing	Hainan	Hunan	Shaanxi	United States	Guangdong	Hubei	Liaoning	Property Management	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	1,382,533,759	275,120,959	279,731,401	85,189,227	126,540,125	43,820,016	157,938,663	6,917,948	750,000	9,738,197	—	18,621,886	—	129,387	2,387,031,568
Real estate lease income	6,630,994	321,819	2,920,280	728,016	657,451	—	135,279	3,301,027	893,982	—	—	—	483,944	55,979	16,128,771
Real estate management services income	7,578,862	—	—	—	—	—	—	2,783,091	—	—	—	—	57,126,216	—	67,488,169
Other revenue	151,102	700,044	823,150	1,063,557	3,269,965	—	583,737	—	296,091	—	—	—	1,187,948	3,908,710	11,984,304
															—
Total revenue	1,396,894,717	276,142,822	283,474,831	86,980,800	130,467,541	43,820,016	158,657,679	13,002,066	1,940,073	9,738,197	—	18,621,886	58,798,108	4,094,076	2,482,632,812
Cost of real estate sales	(1,082,472,232)	(220,925,677)	(201,704,497)	(81,765,082)	(92,849,397)	(31,764,435)	(110,346,111)	(6,510,485)	(1,444,563)	(6,821,557)	(23,397)	(13,440,458)	—	(1,751,402)	(1,851,819,293)
Cost of real estate lease income	(2,348,963)	(561,264)	(2,565,142)	(799,359)	(481,276	—	(1,693,085)	(2,913,152)	(1,348,218)	—	—	—	—	(46,792)	(12,757,251)
Cost of real estate management services	(4,716,112)	—	—	—	—	—	—	(561,329)	—	—	—	—	(35,611,790)	—	(40,889,231)
Other costs	(2,449,683)	(1,267,950)	—	(3,672)	(4,794,719)	(2,192)	(362,009)	—	—	—	—	—	(1,124,118)	(6,853,073)	(16,857,416)
															—
Total cost of revenue	(1,091,986,990)	(222,754,891)	(204,269,639)	(82,568,113)	(98,125,392)	(31,766,627)	(112,401,205)	(9,984,966)	(2,792,781)	(6,821,557)	(23,397)	(13,440,458)	(36,735,908)	(8,651,267)	(1,922,323,191)
Gross profit	304,907,727	53,387,931	79,205,192	4,412,687	32,342,149	12,053,389	46,256,474	3,017,100	(852,708)	2,916,640	(23,397)	5,181,428	22,062,200	(4,557,191)	560,309,621
Operating expenses	(70,839,873)	(14,770,303)	(18,080,374)	(8,011,273)	(73,333,124)	(2,514,263)	(3,991,323)	(5,808,638)	(9,414,601)	(1,966,796)	(3,429,583)	(2,801,220)	(7,076,960)	(28,409,288)	(250,447,619)
															—
Operating income/(loss)	234,067,854	38,617,628	61,124,818	(3,598,586)	(40,990,975)	9,539,126	42,265,151	(2,791,538)	(10,267,309)	949,844	(3,452,980)	2,380,208	14,985,240	(32,966,479)	309,862,002
Interest income	42,379,712	436,165	306,228	493,469	2,241,516	3,208	182,529	12,795	48,285	13,533	1,695	13,240	681,464	4,679,756	51,493,595
Interest expense	(14,805,529)	(3,061,587)	(1,066,270)	—	(7,385,692)	(11,507)	—	(138,107)	(3,472,559)	—	—	—	—	(83,834,109)	(113,775,360)
Net realized gain on short-term investments	183,450	—	—	—	—	—	—	—	—	—	—	—	—	2,891,564	3,075,014
Share of (loss)/gain in an equity investee	(1,370,440)	(922,281)	(613,155)	—	—	—	—	—	—	(2,903,841)	—	—	(630,775)	1,024,021	(5,416,471)
Loss on extinguishment of debt	(8,044,499)	—	—	—	—	—	—	—	—	—	—	—	—	(536,011)	(8,580,510)
Exchange gains/(loss)	12,524,863	—	—	—	—	—	—	—	—	—	—	—	(236,736)	(19,664,136)	(7,376,009)
Unrealized loss on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,623,814)	(1,623,814)
Other income/(loss)	4,536,260	866	47,762	246,927	909,298	156,235	(17,844)	(199,670)	—	(289,485)	—	64,155	124,295	269,928	5,848,727

Income/(loss) before income taxes	269,471,671	35,070,791	59,799,383	(2,858,190)	(45,225,853)	9,687,062	42,429,836	(3,116,520)	(13,691,583)	(2,229,949)	(3,451,285)	2,457,603	14,923,488	(129,759,280)	233,507,174
Income tax (expense)/benefit	(69,803,421)	(23,020,472)	(28,043,624)	(2,864,732)	(9,456,395)	(4,643,587)	(16,123,072)	2,210,548	2,921,151	(1,017,315)	704,284	(717,299)	(241,601)	(382,837)	(150,478,372)

Net income/(loss)	199,668,250	12,050,319	31,755,759	(5,722,922)	(54,682,248)	5,043,475	26,306,764	(905,972)	(10,770,432)	(3,247,264)	(2,747,001)	1,740,304	14,681,887	(130,142,117)	83,028,802
															—
Depreciation and amortization	5,553,392	433,948	2,622,483	635,494	2,732,083	29,414	1,668,279	1,873,910	1,665,384	41,616	46,012	16,987	189,503	75,938	17,584,443
Capital expenditure	6,263,956	64,816	2,579	26,254	1,142,809	3,712	44,058	16,761	3,579,071	—	4,821	25,188	352,073	119,575	11,645,673
Real estate properties development completed	133,572,883	34,351,045	106,796,363	64,327,235	60,683,848	6,627,299	7,540,854	43,103,208	1,201,783	—	—	—	—	—	458,204,518
Real estate properties under development	886,160,682	359,079,121	123,381,923	619,020,458	266,984,229	—	6,433,260	162,947,850	230,860,737	372,170,620	141,707,492	58,153,297	—	27,488,080	3,254,387,749
Real estate properties held for lease	109,809,942	6,954,550	40,675,960	34,515,933	7,520,601	888,150	60,967,850	91,474,049	162,599,274	—	—	—	—	462,599	515,868,908

Total long-lived assets	524,367,010	509,819,916	183,400,846	44,244,900	61,281,191	6,664,536	62,686,470	100,419,560	176,115,157	18,237,255	934,102	1,084,510	8,335,524	79,010,347	1,776,601,324
Total assets	2,882,024,764	573,869,426	752,136,052	897,210,854	470,434,500	27,393,755	107,134,983	338,107,052	439,770,834	414,319,137	148,165,478	73,223,300	106,315,123	191,559,175	7,421,664,433

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

22.	Commitments and contingencies

Other commitments

As of December 31, 2019, the Group had outstanding commitments with respect to non-cancellable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
2020	559,280,163
2021	662,777,841
2022	116,494,755
2023	28,682,333
2024 and thereafter	4,829,879

Total	1,372,064,971

Contingencies

As of December 31, 2019, the Group provided guarantees of US$2,617,194,854 (2018: US$1,988,632,540), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group's properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the bank and the Group is entitled to take over the legal titles and possession of the related properties. The Group's guarantee period starts from the date of grant of the relevant mortgage loan and ends upon issuance of real estate ownership certificate which will generally be available within six to twelve months after the purchaser takes possession of the relevant property. The Group paid US$788,644, US$1,659,652, and US$1,782,038 to satisfy guarantee obligations related to customer defaults for the years ended December 2017, 2018 and 2019, respectively.

The fair value of the guarantees is not significantly different than the net realizable value of the properties and management considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore no provision has been made for the guarantees.

In May 2019, an authorized entity of local government (the “Government Entity”) sued Beijing Huiju, the original controlling and existing shareholder of one of the Group’s equity method investee, Qingdao Huiju, for disputes in construction contract entered into between the Government Entity and Beijing Huiju. The Government Entity also claimed that Qingdao Huiju is jointly liable for the aforementioned construction contract and a commitment letter issued by Beijing Huiju, and sued both Beijing Huiju and Qingdao Huiju to be jointly and severally liable to a liquidated damage of US$230.9 million stipulated in the commitment letter. Qingdao Huiju received the local court verdict of the first instance in April 2020 which held that Qingdao Huiju shall be jointly and severally liable to the liquidated damages of US$230.9 million, and court cost of US$1,167,369. Qingdao Huiju appealed to the verdict in April 2020. Management believes that the Government Entity’s claims against Qingdao Huiju are without merit and intends to contest vigorously against such claims because the commitment letter was unilaterally issued by Beijing Huiju without any signature or confirmation by Qingdao Huiju. At this stage of the appeal proceedings, Qingdao Huiju cannot predict the outcome of this lawsuit or a judgment against Qingdao Huiju, whether in whole or in part, may result in a loss, if any. An estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made at this time.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

At December 31, 2019, the Group provided financial guarantees for bank loans of two of its equity method investees. The Group could incur losses in the event of defaults under or foreclosure of these loans and its maximum exposure to credit losses is US$202,115,765 (2018: US$280,189,999). The fair value of the guarantees is not significant and the Group considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding bank loans together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in the consolidated financial statements.

In December 2016, 421 Kent Development LLC ("421 Kent"), the property company for the Group's Oosten project, terminated its contract with its general contractor. The general contractor and various subcontractors have filed lawsuits against 421 Kent and the Company for approximately US$22.0 million, in aggregate, plus punitive damages. In addition, the general contractor filed mechanic's liens against 421 Kent and the Company for approximately US$8.0 million. 421 Kent has answered the claims and believes the contractors' claims and liens are without merit and intends to contest vigorously such claims. At this stage of the proceedings, 421 Kent cannot predict the outcome of this lawsuit or a judgment against 421 Kent, whether in whole or in part, may result in a loss, if any. An estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made at this time.

In May 2015, XIN Development Management East, LLC ("XDME") filed an arbitration claim for not less than US$10.0 million which was subsequently reduced for the purpose of a prior mediation to US$8 million against Wanks Adams Slavin Associates LLP ("WASA"), the design company for the Group's Oosten project. WASA has asserted a total of approximately US$2.0 million in counterclaims. XDME believes WASA's counterclaims are without merit and intends to contest vigorously such claims. On November 26, 2018, XDME reconciled with the design company WASA and settled the claim.

23.	Concentration of risk

The Group's operations are conducted mainly in the PRC. Starting in 2012, a relatively smaller portion of the Group's operations is conducted in the United States. Accordingly, the Group's business, financial condition and results of operations is primarily influenced by the political, economic and legal environments in the PRC and by the general state of the PRC economy.

The Group's operations in the PRC are subject to special considerations and significant risks. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Group transacts most of its business in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a 15.7% appreciation of the RMB against the US$ from July 21, 2005 to December 31, 2019.

To the extent that the Company needs to convert US$ into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against US$ would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into US$ for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of US$ against RMB would have a negative effect on the US$ amount available to the Company. In addition, a significant depreciation of the RMB against the US$ may significantly reduce the US$ equivalent of the Company's earnings or losses.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

The Group offers certain homebuyers seller-financing arrangements. All the homebuyers that entered into such arrangements were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via the Group's management reporting procedures. The Group provides longer payment terms to particular home buyers after applying strict credit requirements based on the Group's credit policy. As of December 31, 2018 and 2019, there is no concentration of credit risk with respect to receivables and the Group does not have a significant exposure to any individual debtor.

In 2013, PRC banks tightened the conditions on which mortgage loans are extended to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. The Group monitors its homebuyers' outstanding mortgage loans on an ongoing basis via the Group's management reporting procedures and took the position that contracts with underlying mortgage loans with processing periods exceeding one year shall not be considered when recognizing revenue on an over time basis (Note 2(h) for further detail). As a result, sales contracts of 280 apartments were excluded when determining revenue to be recognized in 2019.

In addition, no single customer or supplier accounted for more than 10% of revenue or project expenditures for the years ended December 31, 2017, 2018 and 2019.

24.	Non-controlling interests

As of December 31, 2018, the non-controlling interests consisted of the following:

	Ownership	December 31, 2018
		US$
Shaanxi Zhongmao Economy Development Co., Ltd.	34.02%	3,264,319
Taicang Pengchi Real Estate Co., Limited. (Note 18 (a))	83.00%	(25,096,542)
Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd. (Note 18 (a.b))	80.00%	(27,912,339)
Henan Renxin Real Estate Co., Ltd.	49.00%	—
Suzhou Yefang Real Estate Co., Limited. (Note 18(a.b))	79.99%	(11,652,185)
Others		(3,877,921)

Total		(65,274,668)

As of December 31, 2019, the non-controlling interests consisted of the following:

	Ownership	December 31, 2019
		US$
Shaanxi Zhongmao Economy Development Co., Ltd.	34.02%	6,285,895
Xinyuan Property Management Service (Cayman) Ltd.	32.50%	(28,398,921)
Taicang Pengchi Real Estate Co., Limited. (Note 18 (a))	83.00%	(31,228,046)
Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd. (Note 18 (a.b))	80.00%	(34,280,307)
Henan Renxin Real Estate Co., Ltd.	49.00%	—
Suzhou Yefang Real Estate Co., Limited. (Note 18(a.b))	79.99%	(11,463,297)
Others		(2,565,707)

Total		(101,650,383)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

25.	Subsequent events

Since January 2020, the coronavirus pandemic (“the COVID-19”) has spread across China and other countries, governments have implemented a series of measures including travel restrictions and quarantines to contain COVID-19, which adversely affected the real estate industry where the Group operates. We currently believe our first quarter results of operations will be negatively impacted by these developments. The development and evolution of the COVID-19 in China and globally still has great uncertainty in the duration and severity, which may further amplify and delay the impact on the recovery of the real estate industry. Given the uncertainty about the situation, the Group currently cannot estimate the impact to the 2020 financial performance and cash flows.

26.	Condensed financial information of the Company

The condensed financial statements of Xinyuan Real Estate Co., Ltd. have been prepared in accordance with U.S. GAAP. Under the PRC laws and regulations, the Company's PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$879,070,803 as of December 31, 2019 (2018: US$777,376,696).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

Condensed Balance Sheets

	Year ended December 31
	2018	2019
	US$	US$

ASSETS

Current assets
Cash and cash equivalents	93,606,791	28,591,381
Other receivables	665,428	10,928
Other current assets	250,569	77,649
Due from subsidiaries	667,811,964	455,222,231
Due from related parties	348,076	—

Total current assets	762,682,828	483,902,189

Investments in subsidiaries	1,142,335,163	1,338,730,125

TOTAL ASSETS	1,905,017,991	1,822,632,314

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term bank loan	—	19,900,000
PRC income tax payable	13,388	13,388
PRC other tax payable	902,190	902,190
Other payable and accrued liabilities	24,090,605	27,612,109
Current portion of long-term bank loan and other debt	397,039,358	423,131,157
Payroll and welfare payables	2,817,136	2,220,113

Total current liabilities	424,862,677	473,778,957

Long term bank loan	3,178,000	100,440,000
Other long-term debt	796,606,833	558,111,718

Total liabilities	1,224,647,510	1,132,330,675

Shareholders' equity
Common shares, $0.0001 par value:
Authorized-500,000,000 shares, issued and outstanding- 107,875,468 shares for 2019 (2018: 119,805,636 shares)	16,399	16,410
Treasury shares	(87,639,088)	(113,719,964)
Additional paid-in capital	532,117,479	543,290,577
Retained earnings	235,875,691	260,714,616

Total shareholders' equity	680,370,481	690,301,639

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,905,017,991	1,822,632,314

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

Condensed Statements of Comprehensive Income

	Year ended December 31
	2017	2018	2019
	US$	US$	US$
General and administrative expenses	(13,781,596)	(9,877,059)	(9,509,893)

Operating loss	(13,781,596)	(9,877,059)	(9,509,893)
Interest expense	(65,387,198)	(105,990,420)	(107,382,764)
Interest income	3,200,520	1,221,465	1,682,189
Net (loss)/gain on debt extinguishment	(15,879,702)	3,267,457	536,011
Gain on short-term investments	—	—	27,099
Other expenses/(income)	1,114,517	(11,135,488)	(20,106,250)
Equity in profit of subsidiaries, net	154,361,010	195,548,594	203,098,135

Income from operations before income taxes	63,627,551	73,034,549	68,344,527
Income taxes	—	—	—

Net income attributable to common shareholders	63,627,551	73,034,549	68,344,527

Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments	63,908,624	(59,347,915)	(20,044,827)

Comprehensive income attributable to shareholders	127,536,175	13,686,634	48,299,700

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

Condensed Statements of Cash Flows

	Year ended December 31
	2017	2018	2019
	US$	US$	US$
Cash flows from operating activities:
Net income	63,627,551	73,034,549	68,344,527
Adjustment to reconcile net income to net cash used in operating activities:
Equity in profit of subsidiaries, net	(154,361,010)	(195,548,594)	(203,098,135)
Stock based compensation expense	4,266,373	3,152,908	3,782,307
Amortization of deferred charges	4,036,412	7,415,821	7,445,276
Loss on extinguishment of debt	15,879,702	(3,267,457)	(536,011)
Other receivables	—	(665,428)	654,500
Other current assets	(2,214)	(203,789)	172,920
Other payable and accrued liabilities	4,874,134	7,342,974	(291,915)
Payroll and welfare payables	2,893,230	(590,356)	(597,023)
Amount due from related parties	(561,872)	213,796	348,076

Net cash used in operating activities	(59,347,694)	(109,115,576)	(123,775,478)

Cash flows from financing activities:
Changes in due from subsidiaries	(326,904,897)	53,143,354	212,589,733
Proceeds from short-term bank loans	24,294,636	—	19,900,000
Repayments of long-term bank loans	—	(13,250,000)	(110,311,908)
Proceeds from long-term bank loans	—	3,178,000	100,440,000
Proceeds from other long-term debts	603,179,617	200,000,000	300,000,000
Repayment of other long-term debts	(201,002,731)	—	(413,300,000)
Purchase of treasury shares	(14,058,280)	(19,846,720)	(26,080,876)
Dividends to shareholders	(26,090,734)	(25,739,147)	(19,647,356)
Payment of financing cost	(26,952,084)	(4,082,815)	(2,075,789)
Purchase of shares under RSU plan	—	(7,797,949)	(2,920,216)
Proceeds from exercise of stock options	6,111,912	1,390,666	166,480

Net cash provided by financing activities	38,577,439	186,995,389	58,760,068

Net (decrease)/ increase in cash and cash equivalents	(20,770,255)	77,879,813	(65,015,410)
Cash and cash equivalents, at the beginning of the year	36,497,233	15,726,978	93,606,791

Cash and cash equivalents, at end of the period	15,726,978	93,606,791	28,591,381

(a)	Basis of presentation

In the company-only financial statements, the Company's investment in subsidiaries is stated at cost plus its equity interest in undistributed earnings of subsidiaries since inception. The company-only financial statements should be read in conjunction with the Company's consolidated financial statements.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323, Investment-Equity Method and Joint Ventures. Such investment is presented on the balance sheet as "Investments in subsidiaries" and share of the subsidiaries' profit or loss as "Equity in profit of subsidiaries, net" on the condensed statements of comprehensive income.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts stated in US$, except for number of shares data)

The subsidiaries did not pay any dividends to the Company for the periods presented.

(b)	Related party transactions

As of December 31, 2018 and 2019, the Company had US$551,155,875 and US$338,566,142 due from its wholly-owned subsidiaries. These amounts mainly reflect intercompany loans from the Company to Xinyuan Real Estate, Ltd. While intercompany loans have no fixed payments terms, the Company has a legal enforceable right to demand payment at any time, and Xinyuan Real Estate, Ltd. has the ability to repay the outstanding balance on demand.

In 2013, the Company also entered into a separate loan facility agreement with XIN Development Group International Inc. Pursuant to the agreement, the Company will provide a loan facility to XIN Development for the period from July 1, 2013 to January 18, 2018 amounting to US$50,000,000 at 17.5% per annum. As of December 31, 2019, the Company has US$116,656,089 (2018: US$116,656,089) including accrued interest of US$67,554,210 (2018: US$67,554,210), due from XIN Development under this loan facility.

(c)	Commitments

Except for those disclosed in the Company’s condensed financial information, the Company does not have significant commitments or long-term obligations as of the period end presented.