Form 20-F
period 2020-12-31
Xinyuan Real Estate Co., Ltd.
filed 2022-03-08
CIK 1398453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2020.

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

Yu (Brian) Chen

Xinyuan Real Estate Co., Ltd.

27F, China Central Place, Tower II,

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

Tel: (86-10) 8588-9255

Fax: (86-10) 8588-9300

Email: irteam@xyre.com

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

None

(Title of Class)

Indicate the number of issued and outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 106,932,017 common shares, par value US$0.0001 per share, as of December 31, 2020.

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

☐ Yes ☒ No

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

☐ Yes ☐ No

i

ii

iii

EXPLANATORY NOTE

The filing of this annual report for 2020 was delayed because we required additional time to review certain transactions that Xinyuan's former auditor Ernst & Young Hua Ming LLP, or EY, identified as potential related party transactions.

In order to develop this information, the Board of Directors directed the Audit Committee to review these transactions. The Audit Committee engaged the accounting firm, KPMG Advisory (China) Limited, or KPMG, and the law firm, Quinn Emanuel Urquhart & Sullivan, LLP, or Quinn Emanuel, to assist the Audit Committees with an internal review of these transactions, or the Internal Review.

The Internal Review took approximately six months. As part of the Internal Review, KPMG and QE: (i) reviewed the Company's policies and procedures regarding internal controls and related party transactions; (ii) reviewed relevant transactional records; (iii) independently obtained and reviewed bank account lists and bank transaction records for certain third parties and reconciled those records with the Company's books and records; (iv) conducted an e-mail and document review; (v) conducted site visits; (vi) conducted interviews with Company employees and certain relevant third-parties; and (vii) tested additional sample bank transactions under a risk-based approach. In conducting the Internal Review, the Internal Review Team regularly received and incorporated input from EY and the Audit Committee.

The Internal Review was completed in September 2021. It concluded that there was no direct evidence that the Company engaged in improper related party transactions. EY, however, does not believe the matters have been fully resolved to its satisfaction. As a result, EY resigned as the Company's external auditors. Accordingly, the Company's financial statements as of and for the two years ended December 31, 2020 have been audited by Union Power HK CPA Limited, as further described in Item 16 herein.

The Internal Review did not identify any material weaknesses in the Company's internal controls. Nonetheless, following the Internal Review, the Audit Committee recommended that the Company engage in remedial efforts to enhance the Company's transactional review process.

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“we,” “us,” “our company,” “our,” “the Group” or “Xinyuan” refers to Xinyuan Real Estate Co., Ltd., its predecessor entities and its subsidiaries;
●	“shares” or “common shares” refers to our common shares, par value US$0.0001 per share;
●	“ADSs” refers to our American depositary shares, each of which represents two common shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this Form 20-F only, Taiwan, Hong Kong and Macau;
●	“U.S.” or “United States” refers to the United States of America;
●	“GFA” refers to gross floor area. The amounts for “total GFA” in this annual report are the amounts of total saleable residential and commercial GFA and are derived on the following basis:
●	for properties that are sold, the stated GFA is based on the sales contracts relating to such property; GFA may be adjusted based on final examination upon delivery of the property;
●	for unsold properties that are completed or under construction, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and

●	for properties that are under planning, the stated GFA is based on the land grant contract and our internal projection;
●	“RMB” or “Renminbi” refers to the legal currency of China and “US$” or “U.S. dollars” refers to the legal currency of the United States; and
●	“sq.m” refers to square meters used as unit of area.

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

This annual report includes our audited consolidated financial statements for the years ended December 31, 2018, 2019 and 2020 and as of December 31, 2019 and 2020. Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. The functional currency of our U.S. subsidiaries is the U.S. dollar. The financial statements of our PRC subsidiaries are translated into U.S. dollars, using published exchange rates in China, based on (i) year-end exchange rates for assets and liabilities and (ii) average yearly exchange rates for revenues and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all.

The RMB is not freely convertible into foreign currency. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of the RMB into foreign exchange and through restrictions on foreign trade. Since 2005, the People's Bank of China, or the PBOC, has allowed the RMB to fluctuate within a narrow and managed band against a basket of foreign currencies, according to market demand and supply conditions.

Our common shares are traded on the New York Stock Exchange, or the NYSE, in the form of ADSs under the symbol "XIN." Each ADS represents two common shares. The closing price of our ADSs on the NYSE as of March 1, 2022 was US$0.67 per ADS.

FORWARD-LOOKING STATEMENTS2

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

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. However, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements. Among the important factors to consider in evaluating our forward-looking statements are:

●	our ability to continue to implement our business model successfully;
●	our ability to secure adequate financing for our project developments;
●	our ability to successfully sell or complete our property projects under construction and planning;
●	our ability to enter into new geographic markets or new lines of business and expand our operations;
●	the marketing and sales ability of our third-party sales agents;
●	the performance of our third party contractors;
●	laws, regulations and policies relating to real estate developers and the real estate industry in the markets in which we operate;
●	our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations;
●	competition from other real estate developers;
●	the growth of the real estate industry in the markets in which we operate;
●	fluctuations in general economic and business conditions in the markets in which we operate, including the impact of the COVID-19 pandemic and future pandemics; and
●	volatility of the trading price of our ADSs and risks associated with our ADSs if the trading price remains below US$1.00 for 30 consecutive trading days or more.

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

PART I

ITEM 1IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3KEY INFORMATION

A.Selected financial data

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income and other financial data for the years ended December 31, 2018, 2019 and 2020, other than earnings per ADS data, and the consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements which are included elsewhere in this annual report. Our audited consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except for changes in operating subsidiaries, our consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

Our selected consolidated statements of comprehensive income data for the years ended December 31, 2016 and 2017 and our selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included in prior years’ annual reports.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Years ended December 31
	2016	2017	2018	2019	2020
	US$	US$	US$	US$	US$
	(in thousands except share, per share and per ADS data)
Consolidated Statements of Comprehensive Income
Total revenue	1,561,625	1,976,907	2,217,551	2,482,633	1,745,763
Total costs of revenue	(1,203,636)	(1,517,279)	(1,602,073)	(1,922,323)	(1,453,296)
Selling and distribution expenses	(58,214)	(75,724)	(83,592)	(86,761)	(66,886)
General and administrative expenses	(120,416)	(136,845)	(156,456)	(163,687)	(154,177)
Operating income	179,359	247,059	375,430	309,862	147,810
Net income /(loss)	79,463	80,111	105,952	83,029	(67,483)
Net loss / (income) attributable to non-controlling interest	(6,485)	(16,483)	(32,917)	(14,684)	(13,557)
Net income / (loss) attributable to Xinyuan Real Estate Co., Ltd. shareholders	72,978	63,628	73,035	68,345	(81,040)
Earnings per share
Basic	0.55	0.49	0.57	0.60	(0.75)
Diluted	0.53	0.48	0.57	0.60	(0.75)
Shares used in computation
-Basic	133,261,510	128,704,610	127,129,478	113,482,239	107,558,506
-Diluted	137,653,029	131,605,868	129,140,830	114,100,896	107,569,181
Earnings per ADS (1)
-Basic	1.10	0.99	1.14	1.20	(1.50)
-Diluted	1.06	0.97	1.14	1.20	(1.50)
(1)	Earnings per ADS are calculated based on each ADS representing two common shares.

	Years ended December 31
	2016	2017	2018	2019	2020
	US$	US$	US$	US$	US$
Cash dividends declared per ADS	0.30	0.40	0.40	0.40	0.10

	Years ended December 31
	2016	2017	2018	2019	2020
Other Operating Data
Number of projects launched	4	5	17	4	5
Aggregate GFA delivered (1) (m2)	1,278,492	1,200,222	861,323	744,040	379,527
(1)	Delivery occurs when we have obtained all the completion acceptance certificates required by the PRC government in respect of the apartment and deliver full access to the apartment, such as the keys, to the buyer.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2016, 2017, 2018, 2019 and 2020:

	As of December 31
	2016	2017	2018	2019	2020
	US$	US$	US$	US$	US$
	(in thousands except share, per share and per ADS data)
Consolidated Balance Sheet Data (1)
Cash and cash equivalents	578,244	894,551	674,142	662,606	926,810
Restricted cash	328,499	566,676	511,875	326,980	101,038
Deposits for land use rights	153,252	103,716	42,254	26,375	78,153
Real estate property under development (2)	1,719,135	1,996,001	4,068,716	3,254,388	3,010,624
Total current assets	3,931,445	5,070,212	6,691,222	5,645,063	5,600,910
Total assets	4,236,445	6,384,434	8,033,713	7,421,664	7,669,324
Total current liabilities	2,060,609	3,674,819	5,069,869	4,484,572	4,536,333
Long-term bank loans	235,885	11,019	720,039	686,065	589,018
Other long-term debt	974,791	1,404,814	1,040,455	1,036,691	1,013,016
Common shares	16,051	16,314	16,399	16,410	16,415
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	900,260	992,572	680,370	690,302	665,472
(1)	Financial information for PRC subsidiaries is first prepared in RMB and then translated into U.S. dollars for assets and liabilities at the year-end exchange rate and, for revenues and expenses at the yearly average exchange rate. The rates used are set forth in the table below. Capital accounts are translated at their historical exchange rates when the transactions occurred.

	As of and for the Year Ended December 31
	2016	2017	2018	2019	2020
Period-end US$: RMB exchange rate	6.9370	6.5342	6.8632	6.9762	6.5249
Period average US$: RMB exchange rate	6.6401	6.7547	6.6118	6.8967	6.8996
(2)	Includes real estate property under development recorded under current assets and non-current assets.

B.Capitalization and Indebtedness

Not Applicable.

C.Reasons for the Offer and Use of Proceeds

Not Applicable.

D.Risk Factors

Risks Related to Our Business

We are a holding company that depends on dividend payments from our subsidiaries for funding.

We are a holding company established in the Cayman Islands and operate most of our business and operations through our subsidiaries in China. Our ability to pay dividends to our shareholders and to service our indebtedness outside of China depends significantly upon dividends that we receive from our subsidiaries in China. To the extent our U.S., Malaysia and UK operations continue to grow, we may in the future also depend on dividends from our U.S., Malaysia and UK subsidiaries. If our subsidiaries incur indebtedness or losses, such indebtedness or losses may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness will be restricted. Regulations in China currently permit payment of dividends only out of accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profits each year, if any, to fund certain reserve funds until the cumulative amount of such reserves reaches 50.0% of its respective registered capital and, with the approval of a shareholder meeting or general shareholder meeting, a PRC subsidiary may set aside a certain amount of after-tax profits to its discretionary general reserves. As of December 31, 2020, our statutory reserves amounted to US$177.7 million. Our statutory reserves are not distributable as cash dividends. Dividends paid by the PRC subsidiaries may also be subject to PRC withholding tax. In addition, restrictive covenants in bank credit facilities, bonds, other long-term debt agreements, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to pay dividends or make other distributions to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Our business and prospects are heavily dependent on and may be adversely affected by the performance of the PRC property markets, particularly in Zhengzhou.

Our business and prospects depend on the performance of the PRC property market. As of December 31, 2021, we had a total of 107 property projects covering 20 cities in China at various stages of development. We intend to continue to enhance our presence in targeted high growth cities in China. These property markets may be affected by local, regional, national and global factors, including economic and financial conditions, speculative activities in local markets, demand for and supply of properties, investor confidence, availability of alternative investment choices for property buyers, inflation, government policies, interest rates and availability of capital. Any market downturn in China generally or in cities in which we have or expect to have operations may materially and adversely affect our business, financial condition and results of operations. Moreover, any oversupply of properties or potential decline in demand for or prices of properties in these cities could also have a material adverse impact on us. In particular, the PRC property market is affected by the recent slowdown of China’s economic growth. There have been increasing concerns over the sustainability of the real estate market growth in China. Any slowdown in PRC’s economic development could lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of homes, and our homebuyers may also defer, reduce or cancel purchases of our units. We have experienced volatilities in demand from time to time in the recent years due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices. To the extent any fluctuations in the Chinese economy significantly affect homebuyers’ demand for our units or change their spending habits, our results of operations may be materially and adversely affected. The PRC economy also faces challenges in the short to medium term. Continued turbulence in the international markets and prolonged declines in consumer spending, including home purchases, as well as any slowdown of economic growth in China, may adversely affect our liquidity and financial condition.

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

On February 13, 2017, the Asset Management Association of China issued the Administrative Rules for the Filing of Private Equity and Asset Management Plans by Securities and Futures Institutions No. 4 — Investment in Real Estate Developers and Projects by Private Equity and Asset Management Plans, or Rule 4. Rule 4 provides that the Asset Management Association of China will temporarily suspend accepting any private equity and asset management plan which makes a direct or indirect investment in any ordinary residential property project located in specified cities where the property prices are considered to have risen too fast, including Beijing, Shanghai, Guangzhou, Suzhou, Tianjin, Wuhan, Zhengzhou, Jinan and Chengdu, where the Company operates. In addition, a private equity and asset management plan may not be used to finance any real estate developer, whether in the form of bank entrusted loans, trust plans or transfers of beneficial interests in assets, for the purpose of acquiring land use rights or supplementing working capital.

On August 20, 2020, PBOC and Ministry of Housing and Urban-Rural Development, or the MOHURD, jointly held a conference with 12 major real estate development companies in China. At the conference, PBOC and MOHURD proposed a pilot plan to regulate the financing activity of real estate development companies. The pilot plan sets three goals for real estate development companies: the debt asset ratio will not exceed 70% after deducting advance proceeds from projects sold; net debt to equity ratio will not exceed 100%; and the ratio of balance of cash and cash equivalent to short-term borrowings will be at least 1. Based on the number of goals completed, the upper limit of annual growth rate of interest-bearing liabilities of a real estate development company varies from 5% to 15%. The pilot plan was supposed to become a formal policy in 2021, nevertheless, the governmental authority has not issued any relevant regulations or policies.

On December 31, 2020, PBOC and China Banking and Insurance Regulatory Commission, or CBIRC, collectively issued the Notice on the Establishment of a Concentration Administration System for Real Estate Loans from Banking Financial Institutions, or 2021 Notice, which took effect on January 1, 2021. The 2021 Notice divides all Chinese-funded banks into five (5) levels and sets different limitation on banks in different levels to provide real estate loans. For example, the amount of outstanding real estate loans of a bank in Level 1 must not account for more than 40% of its total outstanding RMB loans, while the amount of outstanding real estate loans of a bank in Level 5 must not account for more than 12.5% of its total outstanding loans denominated in RMB.

While the PRC government adopted or adjusted the measures mentioned above and may adopt or adjust other measures in the future seeking to support healthy development of the residential real estate market in China, the government policies significantly impacted the residential real estate market in the past year. For example, a few real estate developers, such as China Evergrande Group, Kaisa Group Holdings Ltd. and Yango Group Co. and us, have experienced decreasing transaction volumes in the Chinese residential real estate market, closing of certain financing opportunities and significant challenges and pressure on short-term liquidity since 2021. We cannot assure you that the PRC government will not adopt additional and more stringent industry policies, regulations and measures in the future, nor can we assure you when or whether the existing policies and regulations will be eased or reversed, or otherwise enhanced to some extent in their implementations. If the policies remain unchanged or become more restrictive, they may continue affecting the growth rate of the Chinese residential real estate market, some of which may cause a decline in transaction volumes and average selling prices, prevent developers from raising the capital they need, increase developers’ costs to start new projects and increase the burdens on developers to secure financing on favorable terms or at all. As a result, our business and results of operations may be materially and adversely affected.

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

As of December 31, 2020, our contractual obligations amounted to US$5,158.0 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. Of this amount, US$2,349.5 million was due within one year.

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

While our primary focus continues to be residential real estate markets in high growth cities in China, we have begun expanding into other markets on an opportunistic basis. In the US, we currently have a completed project in the Williamsburg neighborhood of Brooklyn, New York, or New York Oosten Project, an ongoing residential ground-up development project in Manhattan, New York, and an early stage project in the Flushing neighborhood of Queens, New York. Any change in federal income tax laws that increase the effective costs of owning a home would have an adverse effect on the demand for homes in the United States which could negatively affect any properties we may develop in the United States. In 2014, we acquired 100% of the shares of a Malaysian company, which owns offshore landfill development rights for a total area of 170 acres (approximately 687,966 square meters). The reclamation work has been completed as of December 31, 2020. In 2018, we acquired a 50% equity stake in MDL, the developer of the Amory Tower project (previously named as the Madison project), a 0.38 hectare (approximately 0.94 acre) development located adjacent to Canary Wharf, in London, United Kingdom. See "Item 4. Item 4 — Information on the Company — B. Business Overview" for more information on our projects outside China.

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

In our China markets, our results of operations, financial condition and prospects are influenced by social, economic, political and legal developments in China. China's economy differs from the economies of most developed countries in many respects, including with respect to the framework and style of government supervision, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The PRC government also exercises significant control over China's economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 and 2021 is reported to be severe. Any slowdown in China's economic development could lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of homes, and our homebuyers may also defer, reduce or cancel purchases of our units. We have experienced volatilities in demand from time to time in the recent years due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices. To the extent any fluctuations in the Chinese economy significantly affect homebuyers' demand for our units or change their spending habits, our results of operations may be materially and adversely affected.

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

The progress and costs for a development project can be adversely affected by many factors, including, without limitation:

●	delays in obtaining necessary licenses, permits or approvals from government agencies or authorities;
●	changes in government policies, rules or regulations;
●	shortages of materials, equipment, contractors and skilled labor or increased labor or raw material costs;
●	disputes with our third-party contractors;
●	failure by our third-party contractors to comply with our designs, specifications or standards;
●	difficult geological situations or other geotechnical issues;
●	onsite labor disputes or work accidents; and
●	natural catastrophes or adverse weather conditions, including strong winds, storms, floods, and earthquakes.

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

We derive the majority of our revenue from the sale of properties that we have developed. Our results of operations tend to fluctuate from period to period due to a combination of factors, including the overall schedule of our property development projects, the timing of the sale of properties that we have developed, the size of our land bank, our revenue recognition policies and changes in costs and expenses, such as land acquisition and construction costs. The number of properties that we can develop or complete during any particular period is limited due to the size of our land bank, the substantial capital required for land acquisition and construction, as well as the development periods required before positive cash flows may be generated. For real estate sales contracts for which we have an enforceable right to payment for performance completed to date, revenue is recognized over time by measuring the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the asset. In addition, several properties that we have developed or that are under development are large scale and developed in multiple phases over the course of one to several years. The selling prices of the residential units in larger scale property developments tend to change over time, which may impact our sales proceeds and, accordingly, our revenues for any given period. Furthermore, our property development projects may be delayed or adversely affected by a combination of factors beyond our control, which may in turn adversely affect our revenue recognition and consequently our cash flows or results of operations. As a result of the fluctuations in our operating results, our period-to-period comparisons of results of operations and cash flow positions may not be indicative of our future results of operations and may not be taken as meaningful measures of our financial performance for any specific period.

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

With our operations in the U.S. markets and now other non-PRC jurisdictions, we have seen and expect to continue to experience an increasing need of non-RMB financings with respect to project developments and future expansions. We currently satisfy our non-RMB denominated financing requirements through four ways: dividends distributions from our PRC subsidiaries, which are subject to 10% withholding tax payment, back-to-back loan arrangements, high yield bond issuances and construction loan financing from local banks. Under back-to-back loan arrangements, our PRC subsidiaries make deposits denominated in RMB into banks in China as collateral to request the banks in China to issue standby letters of credit denominated in U.S. dollars or other currencies in the same amount as the RMB collateral to their outbound branches, and our project companies outside the PRC enter into loans denominated in U.S. dollars or other currencies with such outbound branches in the same amount specified in such standby letters of credit in accordance with to the Provisions on the Administration of Foreign Exchange for Cross-border Guarantee issued by the State Administration of Foreign Exchange of the People's Republic of China, or the SAFE, effective June 1, 2014. SAFE registration requirements apply to overseas back-to-back loan arrangements and the use of proceeds of such loans must comply with certain requirements. On August 18, 2017, the National Development and Reform Commission, or the NDRC, Ministry of Commerce, or the MOFCOM, PBOC and Ministry of Foreign Affairs, or the MFA jointly issued Guiding Opinions on Further Directing and Regulating the Direction of Overseas Investments, or Opinion 74. Under Opinion 74, outbound investment into real estate industry is restricted. The back-to-back loan arrangement may face strict scrutiny of banks in China. Any change in laws or regulations to restrict or forbid back-to-back loan transactions in the future may adversely affect our non-PRC companies' financing. In addition, we are exposed to exchange rate fluctuation and foreign exchange control risks under the current back-to-back loan model, which may adversely affect our business condition and results of operation.

We are subject to certain restrictive covenants and risks normally associated with debt financing which may limit our ability to take certain corporate actions, including incurring additional debt, which could materially and adversely affect our business and financial condition.

We are subject to certain restrictive covenants in our loan agreements with certain commercial banks. Certain loan agreements contain covenants providing that, among other matters, we or our relevant PRC operating subsidiaries may not enter into mergers, joint ventures or restructurings, decrease our registered share capital, transfer material assets, including shares of subsidiaries, engage in material investments, liquidate, change our shareholding, or distribute dividends without the relevant lenders’ prior written consent or unless we fully settle the outstanding amounts under the relevant loan agreements. In addition, certain of our loan agreements contain cross- default clauses. If any cross default occurs, these banks are entitled to accelerate payment of all or any part of the loan under their relevant loan agreements and to enforce all or any of the security for such loans. Further, the onshore corporate bonds issued by Xinyuan (China) Real Estate, Ltd., or Xinyuan China, our wholly-owned PRC subsidiary, contain restrictions on certain business activities of Xinyuan China when in default on payment of interest or principal, including, among others, limitations on distributions of net income, limitations on certain expenditures, or business combination transactions. Our future bank and other borrowings may contain similar restrictions or cross-default provisions.

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

We rely on our key management members and the loss of their services or investor confidence in such personnel could have a material adverse effect on our business, results of operations and financial condition.

We depend on the services provided by key management members. Competition for management talent is intense in the property development sector. We rely on the leadership, expertise, experience and vision of our directors and senior management team. In particular, we are highly dependent on Mr. Yong Zhang, our founder and Chairman. We do not maintain key employee insurance. In the event that we lose the services of any key management member, we may be unable to identify and recruit suitable successors in a timely manner or at all, which will adversely affect our business and operations and we may incur additional expenses to recruit, train and retain qualified personnel. Moreover, we may need to employ and retain more management personnel to support an expansion into high growth cities on a much larger geographical scale as well as our expansion in the U.S., Malaysia, U.K. and other areas. If we cannot attract and retain suitable personnel, especially at the management level, our business and future growth will be adversely affected.

We provide guarantees for the mortgage loans of our customers in China which expose us to risks of default by our customers.

We pre-sell properties before actual completion and, in accordance with PRC industry practice, our customers’ mortgage banks require us to guarantee our customers’ mortgage loans. Typically, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total mortgage loan amount until the completion of the registration of the mortgage with the relevant mortgage registration authorities, which generally occurs within six to 12 months after the purchasers take possession of the relevant properties. In line with what we believe to be industry practice, we rely on the credit evaluation conducted by mortgagee banks and do not conduct our own independent credit checks on our customers. The mortgagee banks typically require us to maintain, as restricted cash, up to 10% of the mortgage proceeds paid to us as security for our obligations under such guarantees. If a purchaser defaults on its payment obligations during the term of our guarantee, the mortgagee bank may deduct the delinquent mortgage payment from the security deposit. If the delinquent mortgage payments exceed the security deposit, the banks may require us to pay the excess amount. If multiple purchasers’ default on their payment obligations, we will be required to make significant payments to the banks to satisfy our guarantee obligations. Factors such as a significant decrease in housing prices, increase in interest rates or the occurrence of natural catastrophes, among others, could result in a purchaser defaulting on its mortgage payment obligations. If we are unable to resell the properties underlying defaulted mortgages on a timely basis or at prices higher than the amounts of our guarantees and related expenses, we will suffer financial losses. We paid US$1,659,652, US$1,782,038 and US$4,557,522 to satisfy guarantee obligations related to customer defaults for the years ended December 31, 2018, 2019 and 2020.

As of December 31, 2019 and 2020, our outstanding guarantees in respect of our customers’ mortgage loans amounted to US$2,617.2 million and US$2,306.9 million, respectively. If substantial defaults by our customers occur and we are called upon to honor our guarantees, our financial condition, cash flow and results of operations will be materially adversely affected.

Our level of indebtedness could have an adverse effect on our financial condition, diminish our ability to raise additional capital to fund our operations and limit our ability to explore business opportunities.

As of December 31, 2020, the outstanding balance of our total indebtedness amounted to US$3,009.2 million. Our level of indebtedness could have an adverse effect on us. For example, it could:

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

On January 25, 2022, we had an interest payment due on our US$270,000,000 14.0% Senior Secured Notes due 2024. We did not make the payment until February 23, 2022, which was subsequent to the interest payment date but prior to the expiration of the 30-day grace period with respect to interest payments under the bonds. Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future, which in turn is dependent on various factors. For a discussion of these factors, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Principal Factors Affecting Our Results of Operations.”

Our financing costs are subject to changes in interest rates.

The rates of interest payable on our PRC long-term bank loans are adjustable based on the range of 160.42% to 315.79% of the PBOC benchmark rate, which fluctuates from time to time. As of December 31, 2020 and 2021, the principal amount of our aggregate outstanding variable rate debt was US$998.1 million and US$748.8 million, respectively. A hypothetical 1% increase in annual interest rates would increase our interest expenses by US$10.0 million based on our debt level on December 31, 2020 and US$7.5 million based on our debt level on December 31, 2021. In connection with our U.S. projects and UK projects, we enter into U.S. dollar and British pound denominated loans, which will subject us to additional interest rate fluctuation risks, including fluctuations of the London Interbank Offered Rate, or LIBOR. For a further discussion of interest rate sensitivity, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk."

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

Our business expansion and business diversification require proper allocation of our management resources and qualified employees.

In recent years, we expanded our operations into the U.S., Malaysia and the UK while also expanding our operations in China. Such expansion, with more diversified business focuses in terms of market regions and types of business, demand proper allocation of our management resources. In addition, our Malaysia acquisition which involves land reclamation activities, our acquisitions of Beijing Ruizhuo Xitou Development Co., Ltd., or Xitou, Beijing Ruizhuo Xichuang Technology Development Co., Ltd., or Xichuang, and Beijing I-Journey Science and Technology Development Co., Ltd., or I-Journey, which extends the group's business to provide real estate and property management related technology services, in which we have no prior experience and which presents risks we have not previously encountered or dealt with, may require additional skill sets on the part of our management. If our management fails to satisfy these increased demands, we may not be able to carry out our business expansion and project development successfully. In addition, if we are unable to recruit or retain a sufficient number of qualified employees for the continuation and expansion of our business, our business and prospects may be adversely affected.

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

In China, the government is still ramping up regulations with regard to personal information protection. On October 1, 2020, the Information Security Technology – Personal Information Security Specification (GB/T 35273-2020), or 2020 Specification, took effect. Although the 2020 Specification is a recommended guideline, and it is not enforceable by law, the authority will use this standard to evaluate our compliance with China's legal guidelines and regulations re personal information protection. On August 20, 2021, the Standing Committee of the National People's Congress, or SCNPC, promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which integrates various rules with respect to personal information rights and privacy protection. The Personal Information Protection Law, which took effect on November 1, 2021, seeks to protect the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within China, as well as certain personal information processing activities conducted by entities outside China for natural persons within China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. The Personal Information Protection Law provides severe punishment for violations of the regulations relating to the processing of personal information.

The relevant regulatory authorities in China continue to monitor websites and networks in relation to the protection of personal data, privacy and information security, and may impose additional requirements from time to time. For example, the SCNPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for a security review procedure for data that may affect national security. Furthermore, the Measures for Cybersecurity Review, which became effective on June 1, 2020, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security will be subject to a cybersecurity review.

Regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. Security breaches and other disruptions of our information and technology networks could compromise our information and expose us to liability, reputational harm and significant remediation costs, which could cause material harm to our business and financial results. In the ordinary course of our business, we collect and store sensitive data, including our proprietary business information, and information relating to our customers and information of our employees, contractors and vendors, in our on our networks. Despite our security measures, and those of our third-party service providers, our information technology and infrastructure may be vulnerable to attacks by third parties or breached due to employee error, malfeasance or other disruptions. A significant theft, loss, corruption, exposure, fraudulent use or misuse of customer, employee or other personally identifiable or proprietary business data, noncompliance with our contractual or other legal obligations regarding such data could result in significant remediation and other costs, fines, litigation or regulatory actions against us. Such an event could additionally disrupt our operations, harm our relationships with contractors and vendors, damage our reputation, result in the loss of a competitive advantage, which could adversely affect our business, revenues, competitive position and investor confidence. Additionally, we rely on third parties to support our information and technology networks, and as a result have less direct control over our data and information technology systems. These third parties are also vulnerable to security breaches and compromised security systems, for which we may not be indemnified and which could materially adversely affect us.

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

As we expand our business in the U.S., we will continue to be subject to extensive and complex regulations in these jurisdictions that affect land development and home construction, including zoning, density restrictions, building design and building standards, as well as environmental laws. These regulations often provide broad discretion to the administering governmental authorities as to the conditions we must meet prior to being approved, if approved at all. We are subject to determinations by these authorities as to the adequacy of water and sewage facilities, roads and other local services. New housing developments may also be subject to various assessments for public improvements. Any of these regulatory issues can limit or delay construction and increase our operating costs. We are also subject to a variety of local, state and/or federal laws and regulations concerning protection of health, safety and the environment. These matters may result in delays, may cause us to incur substantial compliance, remediation, mitigation and other costs or subject us to costs from fines, penalties and related litigation. These laws and regulations can also prohibit or severely restrict development and homebuilding activity in environmentally sensitive areas.

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

As of December 31, 2020, we had approximately 86,951, 116,288, 12,187, 18,936 and 3,904 square meters of retail investment properties in Zhengzhou, Xi’an, Changsha Chengdu and Kunshan, in China, and approximately 28,090 square feet of retail investment properties in New York, respectively. As of December 31, 2020, we also have four projects under construction at which we plan to develop commercial property for lease with a planned GFA of approximately 203,270 square meters. We anticipate that we may prudently and gradually increase our retail and commercial investment properties as appropriate opportunities arise in the future. Any form of real estate investment is difficult to liquidate and, as a result, our ability to sell our properties in response to changing economic, financial and investment conditions is limited. In addition, we may also need to incur operating and capital expenditures to manage and maintain our properties, or to correct defects or make improvements to these properties before selling them. We cannot assure you that we can obtain financing at a reasonable cost for such expenditures, or at all.

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

We have partnered with a number of business partners and established joint ventures and associates with third parties and may continue to do so in the future. The performance of such business ventures has affected, and will continue to affect, our results of operations and financial position. We and our business venture partners provided capital to our jointly established project companies in proportion to our shareholding percentages in order to fund such project companies’ land acquisition efforts and working capital requirements. Once these project companies commence pre-sale and generate cash flow, they will repay such capital to us on demand. Therefore, the timing of such business ventures’ capital requirements, the financial performance of these business ventures and their ability to repay may materially and adversely affect our results of operations. With respect to our subsidiaries with minority interest holders, our consolidated financial results may be directly impacted and the profit attributable to our Group may be diluted. With respect to joint ventures and associates, we generally expect to incur share of loss in such joint ventures or associates until their respective development of property projects completes and starts to contribute revenue. As of December 31, 2018, 2019 and 2020, we had a total of 13, 13 and 14 joint ventures and associates, respectively.

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

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex, including the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009, and the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, or the Security Review Rules issued by MOFCOM in August 2011. These laws and regulations impose requirements in some instances that MOFCOM must be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law of PRC requires that the anti-monopoly enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that any concentration of undertakings involving variable interest entities is subject to anti-monopoly review. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the NDRC and the MOFCOM jointly issued the Measures for the Security Review for Foreign Investment, which took effect on January 18, 2021. These measures set forth the provisions concerning the security review mechanism on foreign investment, including, among others, the types of investments subject to review, and the review scopes and procedures. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the MOFCOM and other PRC government authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that MOFCOM or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to do so, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China.

The approval of the CSRC may be required if we intend to do a follow-on equity offering in the future, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our follow-on offering of securities may be subject to approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and any failure to obtain or delay in obtaining the CSRC approval for such future offering would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

In addition, on December 24, 2021, the CSRC, together with other relevant government authorities in China, issued the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), or the Draft Rules Regarding Overseas Listing, collectively, which require that a PRC domestic enterprise seeking to issue and list its securities overseas shall complete certain filing procedures and submit relevant information to the CSRC. For a further discussion, see "Item 4. Information on the Company — B. Business Overview — Regulation — China — Regulatory Developments on Overseas Offering."

If the Draft Rules Regarding Overseas Listing take effect as they are currently drafted, then in the event that we conduct a follow-on offering of securities, we would be required to file with the CSRC in accordance with such rules, which would impose an additional compliance burden. As of the date of this annual report, because the Draft Rules Regarding Overseas Listing are only a draft for comments and are not effective yet, we believe that we are currently not required to obtain any permission or approval from the CSRC to issue securities to foreign investors. However, there is no guarantee that this will continue to be the case in the future in relation to our future offerings of our securities on a U.S. securities exchange, and even in the event such permission or approval is required in the future and successfully obtained, there is no guarantee that such approval could not be subsequently revoked or rescinded. In the event that we ever fail to receive or maintain necessary approvals, or if we inadvertently conclude that such approvals are not required, or if applicable laws, regulations, or interpretations change such that we are required to obtain additional approvals in the future, we could be subject to an investigation by competent PRC regulators, and could be subject to fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our securities.

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

We have obtained completion acceptance certificates for all of our completed properties as of December 31, 2020. However, we cannot be certain that local government authorities will not determine that the total constructed GFA upon completion of our existing projects under development or any future property developments exceed the relevant authorized GFA. Any such non-compliance could lead to additional payments or penalty, which would adversely affect our financial condition. We have not incurred material amounts of any such payments or penalties since the founding of our company.

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

We have in the past, and may in future, become involved in disputes with various parties relating to the acquisition of land use rights, the development and sale of our properties or other aspects of our business and operations. These disputes may lead to legal or other proceedings and may result in substantial costs and diversion of resources and management’s attention. Disputes and legal and other proceedings may require substantial time and expense to resolve, which could divert valuable resources, such as management time and working capital, delay our planned projects and increase our costs. Third parties that are found liable to us may not have the resources to compensate us for our incurred costs and damages. We could also be required to pay significant costs and damages if we do not prevail in any such disputes or proceedings. In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings and unfavorable decrees that result in pecuniary liabilities and cause delays to our property developments. As of December 31, 2020, we were involved in disputes with our local government enterprises, joint venture partners, contractors and property sales agents. Any unfavorable judgment in our current legal proceedings or any involvement in further legal proceedings or disputes may materially and adversely affect our business, financial condition and results of operations. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

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

According to the Interim Regulations on Real Property Tax of the PRC, or the Real Property Tax Regulations, which were amended on January 8, 2011, real property tax shall be paid by the property owners based on the residual value of real property following a subtraction of 10% to 30% from the original value of the property, and the specific range of subtraction, the tax payment period and the detailed implementing rules shall be decided or formulated by the local governments of provinces.Although the PRC government has been considering imposing real property tax on a nationwide scale, most of the provinces have not promulgated any detailed implementing rules about real property tax or levy the real property tax yet. In another attempt to cool the real estate market, the PRC government has designated Shanghai and Chongqing as trial regions to impose the real property tax, and in response, on January 27, 2011, both Shanghai and Chongqing implemented local rules regarding the imposition of real property tax, with these rules taking effect on January 28, 2011, with Chongqing amending its rules on January 13, 2017. On February 20, 2013, the PRC State Council, in an executive meeting, stated a new policy regarding the real property tax that the government would select more trial regions for the real property tax that year, however, most provinces still have not implemented any local rules regarding the imposition of real property tax yet. Real property tax regulations may eventually be officially implemented at the national level; any such regulation could significantly impact the real estate market. In light of these developments, we cannot guarantee that our operations will not be adversely affected.

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

We may be deemed a PRC resident enterprise for PRC tax purposes under the EIT Law and be subject to the PRC taxation on our worldwide income.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for the EIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Under the Notice on the Issues Regarding Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria, or Circular 82, which was retroactively effective as of January 1, 2008 and amended on November 8, 2013, January 29, 2014 and December 29, 2017, an overseas incorporated, domestically-controlled enterprise will be recognized as a PRC resident enterprise if it satisfies certain conditions. Further, the State Administration of Taxation, or the SAT, issued the Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, and was amended on April 17, 2015, June 28, 2016 and June 15, 2018, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarified certain issues relating to the determination of PRC tax resident enterprise status, post-determination administration and the authorities responsible for determining offshore-incorporated PRC tax resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the in-charge tax authorities from an offshore-incorporated PRC tax resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC tax resident enterprise. However, as Circular 82 and Bulletin 45 only apply to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents or non-PRC enterprises such as our company. It is still unclear whether PRC tax authorities would require us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient.

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

Indirect Transfers of Equity Interests in PRC Tax Resident Enterprises by Non-resident Enterprises May Cause Uncertainty on Tax Liabilities.

On February 3, 2015, the SAT issued the Circular on issues of enterprise Income Tax on Indirect Transfer of Assets by Non-PRC Resident Enterprise, or Circular 7, which extends its tax jurisdiction to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. In October 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer other than transfer of shares or ADSs acquired and sold on public markets may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10%. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions that involve PRC taxable assets, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under Circular 7 or SAT Bulletin 37, or both. However, since Circular 7 specifies that it does not apply if a non-resident enterprise obtains the proceeds from indirect transfer of Chinese taxable property by trading stocks of a listed foreign enterprise in the open market, for most of our investors, who either are not enterprises, or are non-resident enterprises but only trade stocks in the open market, they will not be required to pay tax under Circular 7 or SAT Bulletin 37.

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

We own trademarks for “鑫苑” in the form of Chinese characters and our company logo in the PRC, United States, UK, EU, New Zealand, Australia, Singapore and Korea. We rely on those countries’ intellectual property and anti-unfair competition laws and contractual restrictions to protect brand name and trademarks. We believe our brand, trademarks and other intellectual property rights are important to our success. Any unauthorized use of our brand, trademarks and other intellectual property rights could harm our competitive advantages and business. Monitoring and preventing unauthorized use are difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, our reputation may be harmed and our business may be adversely affected.

In the PRC, the registration and protection of a company’s corporate name is regional and limited to its related industry. Although we have registered our corporate name “Xinyuan” in certain provinces where we operate, we cannot prevent others from registering the same corporate name in other provinces or in other industries. If another company is the first to register “Xinyuan” as its corporate name in a province other than Beijing, Tianjin, Henan Province, Shandong Province, Jiangsu Province, Anhui Province, Sichuan Province, Hunan Province, and Shaanxi Province or in another industry, we will have to adopt another corporate name if we plan to enter that market or industry. Moreover, the use of “Xinyuan” by another company may lead to confusion in the market place and reduce the value of our brand name.

We may be subject to additional payments of statutory employee benefits.

According to PRC laws and local regulations, we are required to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agents for the benefit of all our employees. Since the Social Insurance Law of the PRC came into effect on July 1, 2011, which was amended on December 29, 2018, the legal framework regulating employee social insurance has been further strengthened. The requirement of employee benefits has not been implemented consistently by the local governments in China given the different levels of economic development in different locations.While we believe that our PRC subsidiaries have appropriately accrued for and paid statutory employee benefits, we cannot be certain the relevant PRC authorities may not interpret local requirements differently and require payments of additional employee benefit amounts in the future.

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

To the extent demolition and resettlement are required in any of our future property developments, we may be required to compensate existing residents an amount calculated in accordance with local resettlement compensations standards. These local standards may change from time to time without advance notice. If such compensation standards are changed to increase the compensation we are required to pay, our land acquisition costs may increase, which could adversely affect our financial condition and results of operations. In respect of projects in which the resettlement costs are borne by us, if we or the local government fail to reach an agreement over the amount of compensation with any existing owner or resident, any party may apply to the relevant authorities for a ruling on the compensation amount. Dissenting owners and residents may also refuse to relocate or even initiate legal proceedings to challenge our land use rights, permits or approvals. Any administrative process, legal proceedings, resistance or refusal to relocate may delay our future project development schedules, and an unfavorable final ruling may result in us paying more than the amount required by the local standards or even losing the relevant certificates, permits or approvals. Any occurrence of the above factors may result in increases in our future development costs or delay the development schedule of the relevant project which can adversely affect our cash flows, financial condition and results of operations.

We could be adversely affected by potential violations of the United States Foreign Corrupt Practices Act.

The United States Foreign Corrupt Practices Act, or FCPA, generally prohibits companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate and retain employees in China, the United States, Malaysia and the UK, and we rely on our management structure, regulatory and legal resources and effective operation of our compliance program to direct, manage and monitor the activities of our employees. Despite our training, oversight and compliance programs, we cannot assure you that our internal control policies and procedures always will protect us from deliberate, reckless or inadvertent acts of our employees or agents that contravene our compliance policies or violate applicable laws. Our continued expansion in China and the United States could increase the risk of such violations in the future. Expansion into other countries could expose us to additional anti-bribery or anticorruption laws, and we could face additional risks if expand our operations into countries where the compliance culture is less robust. Violations of the FCPA, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations or financial condition.

Risks Related to the Residential Property Industry in China

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

Since 2016, the local governments of several cities in the PRC have implemented a series of measures designed to stabilize the growth of the property market on a more sustainable level. These tightening measures have affected some of the cities where we operate, including Zhengzhou, Suzhou, Chengdu, Jinan, Tianjin, Beijing, Xi'an and Changsha. In 2017, 2018, and 2020, certain local governments in the PRC further implemented measures to control the increase of property sale prices and stabilize the real estate market. For example, in March 2017, the municipal city of Tianjin requested non-local residents to provide social insurance certificates and individual income tax contribution certificates issued by Tianjin's competent authorities before such non-local residents were permitted to purchase a residential property. In April 2018, Hainan province adopted measures to limit each local resident from purchasing more than one residential property. In September 2020, the city of Chengdu adopted a five-year limit for residents to transfer or sell newly purchased residential property. These measures regulate various aspects of the property market, including: (i) land acquisition financing, (ii) pre-sale management, (iii) sale price restriction (for example, Suzhou requires developers to file sale prices at the price filing systems of relevant authorities), (iv) purchaser qualification and (v) purchaser financing. These local measures may also cause adverse and material impacts on our business operations and financial results.

However, the full effect and extent of these policies on the real estate industry and our business will depend in large part on the implementation and interpretation of the circulars by governmental agencies, local governments and banks in the real estate industry. The PRC government’s policies and regulatory measures on the PRC real estate sector could limit our access to required financing and other capital resources, adversely affect the property purchasers’ involved ability to obtain mortgage financing or significantly increase the cost of mortgage financing, reduce market demand for our properties and increase our operating costs. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations, which could substantially reduce pre-sales of our properties and cash flow from operations and substantially increase our financing needs, which would in turn materially and adversely affect our business, financial condition, results of operations and prospects.

The PRC government has adopted various measures to regulate foreign investment in the property development industry and may adopt further restrictive measures in the future.

The PRC government has implemented a number of regulations and measures governing foreign investment in the property development industry.

In July 2006, the Monitory of Construction, the NDRC, the PBOC, the State Administration for Industry and Commerce, or the SAIC, and the SAFE, issued the Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market, amended on August 19, 2015, which impose significant requirements on foreign investment in the PRC real estate sector. For instance, these opinions set forth requirements for the procedures to set up a foreign-invested real estate enterprise, or the FIREE, and the thresholds for a FIREE to borrow domestic or overseas loans. In addition, since June 2007, a FIREE approved by local authorities is required to file such approvals with the MOFCOM or its provincial branches. We cannot assure that any FIREE that we establish, or whose registered capital we increase, will be able to complete the filing procedures with MOFCOM in time or otherwise fully comply with those specific requirements set for FIREEs.

The regulatory restrictions imposed on foreign investment in real estate projects has been and continues to be evolving. Currently, on March 15, 2019, the National People's Congress adopted the Foreign Investment Law of the PRC, or the FIL, which became effective on January 1, 2020. The FIL grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either "restricted" or "prohibited" in a "negative list". On December 28, 2021, the MOFCOM and the NDRC promulgated the Special Administrative Measures on the Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, which took effect on January 1, 2022, which provide there are no specific restrictions for foreign investment in the real estate industry.

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

On March 30, 2015, the PBOC, the MOHURD and the CBRC jointly issued the Circular on Issues concerning Individual Residential Mortgage Policies in an effort to stimulate the market. The circular specifies the minimum down payment is 20% for purchasers of a first residential property for their households with their housing fund loans and 40% for the purchasers of a second residential household property with housing fund loans with outstanding mortgages who apply for another mortgage. On August 27, 2015, the MOHURD, the Ministry of Finance of the PRC, or the MOF, and the PBOC jointly issued the Circular on Adjusting the Minimum Down Payment for the Purchase of Houses by Individuals with the Housing Fund Loans, which provides that the purchasers of a second residential household property with housing fund loans are only required to pay a minimum down payment of 20% if all loans are settled on their first residential property, in addition, Beijing, Shanghai, Guangzhou, and Shenzhen may, on the basis of the unified national policy and in accordance with local conditions, independently determine the minimum down payment ratio for applying for housing fund loans to purchase a second residential household property. On February 1, 2016, the PBOC issued the Circular on Issues concerning Adjusting the Individual Housing Loan Policies, which provides that, in the cities without restrictive measures for residential property purchase, the minimum down payment shall, in principle, be 25% of the house price with housing fund loans for a first residential property for purchasers’ households, while the minimum down payment shall be at least 30% of the corresponding house price for a second residential household property. And in the cities with restrictive measures for house purchase, the individual housing loan policies shall be subject to the previous provisions. Furthermore, on April 12, 2019, the Circular on Matters relating to Adjusting the Policy for Individual Housing Loans via the Housing Provident Fund to Further Upgrade Services was issued, which provides that the minimum down payment is 30% for purchasers of a first residential property other than economically affordable house for their households with their housing fund loans, and 60% for the purchasers of a second residential household property other than economically affordable house with housing fund loans.

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

Risks Related to Doing Business in China

Changes in social conditions, political and economic policies of the PRC government may affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Our results of operations, financial condition and prospects are influenced by social, economic, political and legal developments in China. China's economy differs from the economies of most developed countries in many respects, including with respect to the framework and style of government supervision, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The PRC government also exercises significant control over China's economic growth through strategically allocating resources, controlling the payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 and 2021 is reported to be severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our property and materially and adversely affect our business and results of operations.

The new, stricter regulations or interpretations of existing regulations imposed by the central or local governments may require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations, and if relevant regulations are issued and become effective in a short notice, we may not able to take the required actions in a timely manner without allocating significant resource. Therefore, we cannot predict whether changes in the PRC economic, political and social conditions, laws, regulations and policies will have any adverse effect on our current or future business, financial condition or results of operations.

We are subject to PRC restrictions on currency exchange.

We currently receive most of our revenues from operations in the PRC and such revenues are denominated in Renminbi. The Renminbi is currently convertible under the "current account," which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account," which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of "current account transactions," including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenues and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of the ADSs, and may limit our ability service our foreign currency-denominated indebtedness and to obtain foreign currency through debt or equity financing for our PRC subsidiaries.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties or otherwise limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or otherwise adversely affect us.

On July 4, 2014, the SAFE issued the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, which replaced the former circular commonly known as "Circular 75" implemented on October 21, 2005. The SAFE Circular 37 requires PRC residents to register with the competent local SAFE branch in connection with their direct establishment or indirect overseas investment activities. Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE.

We believe that all of our shareholders who were PRC citizens or residents at the time of our initial public offering completed their required registrations with the SAFE in accordance with Circular 75 before the promulgation of SAFE Circular 37 prior to, and immediately after, the completion of our initial public offering. However, as there is uncertainty concerning the reconciliation of these notices with other approval or registration requirements and their interpretation and implementation has been constantly evolving, it remains unclear how these regulations, and any future legislation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, as a publicly traded company in the United States, we may not at all times know of the identities of all of our beneficial owners who are PRC citizens or residents, and we may have little control over either our present or prospective direct or indirect PRC resident beneficial owners or the outcome of such registration procedures. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. The failure or inability of these PRC resident beneficial owners to comply with applicable SAFE registration requirements may subject us to the sanctions described above, including sanctions which may impede our ability to contribute the additional capital from our proceeds of any future offerings to our PRC subsidiaries, and our PRC subsidiaries' ability to pay dividends or distribute profits to us. Furthermore, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

Certain portions of our property development projects and investment properties are designated as civil air defense properties. According to the PRC laws and regulations, new buildings constructed in cities should contain basement areas that can be used for civil air defense purposes in times of war. Under the Civil Air Defense Law of the PRC promulgated by the SCNPC on October 29, 1996, as amended on August 27, 2009 and Management Measures for Peacetime Development and Usage of Civil Air Defense Properties promulgated by the House Civil Air Defense Office in November 2001, after obtaining the approval from the civil air defense supervising authority, a developer can manage and use such areas designated as civil air defense properties at other time and generate profits from such use.We had entered into contracts to transfer the right to use civil air defense properties in some of our property development projects to our customers as car parks and we intend to continue such transfer. However, in times of war, such areas may be used by the government at no cost. In the event of war and if the civil air defense area of our projects is used by the public, we may not be able to use such area as car parks, and such area will no longer be a source of our revenue. In addition, while our business operations have complied with the laws and regulations on civil air defense property in all material aspects, we cannot assure you that such laws and regulations will not be amended in the future which may make it more burdensome for us to comply with and increase our compliance cost. The civil air defense areas of our projects are primarily used or to be used for car parks, representing an insignificant portion of our property portfolio.

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

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Our core business is conducted within China and is governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. Some of our activities outside the PRC are also subject to the extra-territorial jurisdiction under the relevant PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

In addition, the PRC government has significant oversight and discretion over the conduct of our operations and may intervene or influence our operations as the government deems appropriate to further regulatory, political and social goals. The PRC government has recently published new policies that significantly affected certain industries such as the internet industries and private education industries, and we cannot rule out the possibility that it will in the future release regulations or policies or take regulatory actions regarding our industry that could adversely affect our business, financial condition and results of operations.

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated in recent years due to, among other things,

●the trade war between the two countries since 2018;
●the COVID-19 pandemic;
●the PRC National People's Congress' passage of Hong Kong national security legislation;
●	the imposition of U.S. sanctions on certain Chinese officials from China's central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government;
●various executive orders issued by the U.S. government, which include, among others,
o

the executive order issued in August 2020, as supplemented and amended from time to time, that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies named in such executive order;

o

the executive order issued in January 2021, as supplemented and amended from time to time, that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain "Chinese connected software applications," including Alipay and WeChat Pay; and

●	the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures promulgated by the MOFCOM, on January 9, 2021, which will apply to Chinese individuals or entities that are purportedly barred by a foreign country's law from dealing with nationals or entities of a third country.

Rising political tensions between China and the U.S. could reduce levels of trade, investment, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

Furthermore, the U.S. government has imposed measures regarding limiting or restricting China-based companies from accessing U.S. capital markets, and delisting certain China-based companies from U.S. national securities exchanges. In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. In addition, the NYSE announced in February 2021 that it has determined to commence proceedings to delist CNOOC Limited in light of the same executive order. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. If any further measures were to be implemented, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the NASDAQ, or that you will always be allowed to trade our ADSs.

Our business has been and is likely to continue to be materially adversely affected by the COVID-19 pandemic globally and in China.

Beginning in December 2019, a novel strain of coronavirus, or COVID-19, resulted in prolonged mandatory quarantines, lockdown, closures of businesses and facilities and travel restrictions imposed by the Chinese government and many other countries around the world. The COVID-19 pandemic, as well as the restrictions imposed and actions taken by the governments and society as a whole in response to the COVID-19 pandemic, could present significant challenges and uncertainties.

Although the Chinese economy has been recovering steadily from the impact of COVID-19 since the second half of 2020, any recurrence of the COVID-19 outbreak in China, such as the recurrence of COVID-19 toward the end of 2020, or continuance of the outbreak in other parts of the world could adversely impact our company’s business operations or the business operations of our company’s customers and partners thus in turn having an adverse impact on our business, results of operations and financial condition. Failure to contain the further spread of COVID-19 will prolong and exacerbate the general economic downturn. Our business operations could be disrupted if any of its employees is suspected of having these or any other epidemic disease, since it could require its employees to be quarantined and/or its offices to be closed for disinfection or other remedial measures. There remain substantial uncertainties about the dynamic of the COVID-19 pandemic, including, but not limited to, with respect to the logistics of distribution and the efficacy of any vaccine program or with respect to new strains or variants of the virus, which may have potential continuing impacts on subsequent periods if the pandemic and the resulting disruption were to extend over a prolonged period.

Our business, results of operations and financial condition have been materially and adversely affected by the COVID-19 pandemic, and may continue to be negatively and materially affected by the pandemic as well as other factors that we cannot foresee, such as the changes in the outlook of China’s property market, slowdown in China’s economic growth or negative business sentiment. In particular, potential impact includes, among others, the following:

●	the continuing impacts of COVID-19 may result in a general slowdown in China’s real estate industry, adversely affecting the demand for our services;
●	our customers may not have sufficient budget or cashflow to pay for our services, or may fail to make the payment in a timely manner, or at all;
●	some of our customers may not be well capitalized and may be vulnerable to the COVID-19 pandemic and the slowdown of the macroeconomic conditions, and if they cannot resume their business during a prolonged virus outbreak, the demand for our services may be negatively affected; and
●	we may experience lower work efficiency and productivity, which may adversely affect our service quality.

We have taken measures to reduce the impact of the COVID-19 pandemic, including monitoring our employees’ health on a daily basis and optimizing our technology system to support remote work arrangements. However, we may still experience lower work efficiency and productivity, which may adversely affect our service quality. Furthermore, we and our customers have experienced business disturbances due to the quarantine measures to contain the spread of COVID-19. We experienced a slowdown in revenue growth and delayed collection of accounts receivables from our customers. We may experience similar delay or even default from our customers should there be any recurrence of the COVID-19 outbreak in China, which could materially and adversely affect our business, results of operations and financial condition. Moreover, if the pandemic persists or escalates, we may be subject to further negative impact on our business operations.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.

In addition to the impact of COVID-19, our business could be adversely affected by the effects of the Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having the Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS, or other epidemics, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harm the Chinese and global economy in general.

We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events, which could cause construction delays and business interruptions. For example, certain areas in Henan Province, China where a significant portion of our development projects are located experienced a heavy rainfall which was unexpected and caused widespread flooding in July 2021. The flooding resulted in interruptions of our business and construction in Henan Province, which may materially and adversely affect our results of operations and financial condition for the fiscal year of 2021.

We may face PRC regulatory risks relating to our equity compensation plans.

Under the applicable regulations and SAFE rules, PRC resident who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. On February 15, 2012, the SAFE implemented the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. Under the Stock Option Notice, if a PRC resident participates in any employee stock incentive plan of an overseas listed company, a qualified domestic PRC agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such individual, an application with the SAFE or its local counterpart to obtain approval for an annual allowance with respect to the foreign exchange in connection with the stock holding, unit holding, share option exercises, or the holding of other types of equities permitted by PRC law. Concurrently, the qualified domestic PRC agent or the PRC subsidiary must also obtain approval from the SAFE or its local counterpart to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock acquisition or option exercise, any returned principal or profits upon the sale of shares, any dividends issued on the stock and any other income or expenditures approved by the SAFE or its local counterpart. In addition, the PRC agent or the PRC subsidiary is required to amend the SAFE registration with respect to the stock options or other awards granted if there is any material change to the stock options or other awards, the PRC agent or the PRC subsidiary, the overseas listed company, or any other material changes. If we, or any of these persons mentioned above, fail to comply with the relevant rules or requirements, we may be subject to penalties, and may become subject to more stringent review and approval processes with respect to our foreign exchange activities, such as our PRC subsidiaries’ dividend payment to us or borrowing foreign currency loans, all of which may adversely affect our business and financial condition.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Union Power HK CPA Limited, our independent registered public accounting firm that issues the audit report included in this annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. As our auditors are located in Hong Kong Special Administrative Region of the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the U.S. and China. PCAOB continues to be in discussions with the CSRC and the MOF to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S. listed companies with significant operations in China. The joint statement reflects the U.S. regulators' heightened interest in this issue. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S. listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in investing in companies that are based in or have substantial operations in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading, and there is also a greater risk of fraud. In the event of investor harm, there is substantially less ability to bring and enforce SEC, DOJ and other U.S. regulatory actions, in comparison to U.S. domestic companies, and the joint statement reinforced past SEC and PCAOB statements on matters including the difficulty to inspect audit work papers in China and its potential harm to investors.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating the effectiveness of audit and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our securities are deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs could be delisted and prohibited from trading "over the counter" if the Public Company Accounting Oversight Board is unable to inspect our auditor who is located in China. The delisting of our ADSs and inability to trade, or the threat thereof, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China's, in December 2020, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities in the auditor's local jurisdiction, or covered issuers. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. Furthermore, the HFCA Act amends the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit securities of any U.S. listed companies from being traded on any of the U.S. national securities exchanges, such as the NYSE and the NASDAQ, or in the U.S. "over-the-counter" markets, if the auditor of the U.S. listed companies' financial statements is not subject to PCAOB inspections for three consecutive "non-inspection" years for three consecutive years, beginning in 2021.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a "non-inspection" year under a process to be subsequently established by the SEC.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. The SEC is also assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President's Working Group on Financial Markets, or PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded "over-the-counter" earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs. The PCAOB's inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm's audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

We may be adversely affected by the settlement order between the SEC and certain PRC-based accounting firms, including our independent registered public accounting firm.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC's Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against five PRC-based accounting firms, alleging that these firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. Four of these PRC-based accounting firms appealed to the SEC against this decision and, on February 6, 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms' ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms' audit documents via the CRSC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice for four years after entry of the settlement. The four-year mark occurred on February 6, 2019. We cannot predict if the SEC will further challenge the four PRC-based accounting firms' compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties such as suspensions.

In the event that the PRC-based "big four" accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If the auditor of our audit report in our annual report filed with the SEC were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of the ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the U.S.

In addition, on May 26, 2015, the MOF issued Notice on the Interim Provisions on the Audits Conducted by Accounting Firms concerning the Overseas Listing of Chinese Domestic Companies, or Circular 9, which became effective on July 1, 2015. In accordance with Circular 9, auditors based outside of China, including our independent registered public accounting firm, are required to cooperate with mainland Chinese auditors with requisite qualifications and enter into written arrangements with mainland Chinese auditors in order to conduct audit work for overseas listed mainland Chinese companies, and auditors based outside of China shall undertake the auditing responsibilities which may be incurred. Hence, our independent registered public accounting firm may need to establish appropriate arrangements with mainland Chinese auditors in order to continue to audit our financial statements, which may be difficult in light of the SEC’s administrative proceedings and the settlement described above. If our auditor were unable to have alternate support or cooperation arrangements or otherwise were unable to address issues related to the production of documents in accordance with the settlement order in the SEC proceedings and we were unable to timely find another independent registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to delisting of our ADSs from the NYSE or deregistration from the SEC, or both.

Risks Related to Our ADSs

The trading price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to holders of our ADSs as well as the potential suspension of listing or delisting of our ADRs.

The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the high and low sale prices of our ADSs in fiscal year 2020 were US$3.55 and US$1.69, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the U.S. may affect the volatility in the prices of and trading volumes for our ADSs. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards other companies with business operations located mainly in China and listed in Hong Kong and/or the U.S. and consequently may impact the trading performance of our ADSs. In addition to market and industry factors, the prices and trading volumes for our ADSs may be highly volatile for specific business reasons, including:

●	variations in our results of operations or earnings that are not in line with market or research analyst expectations or changes in financial estimates by securities research analysts;
●	publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or financial analysts;
●	announcements made by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;
●	press and other reports, whether or not true, about our business, including negative reports published by short sellers, regardless of their veracity or materiality to us;

●	litigation and regulatory allegations or proceedings that involve us;
●	changes in pricing we or our competitors adopt;
●	additions to or departures of our management;
●	actual or perceived general industry, regulatory, economic and business conditions and trends in China and globally, due to various reasons, including changes in geopolitical landscape, as some investors or analysts may invest in or value our ADSs based on the economic performance of the Chinese economy, which may not be correlated to our financial performance;
●	political or market instability or disruptions, and actual or perceived social unrest in the U.S., Hong Kong or other jurisdictions;
●	fluctuations of exchange rates among the Renminbi, the Hong Kong dollar and the U.S. dollar; and
●	sales or perceived potential sales or other dispositions of existing or additional ADSs or other equity or equity-linked securities.

Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs. In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies and industries.

When the trading price of our ADRs falls below US$1.00, we are considered below compliance standards pursuant to the listing requirements of the NYSE and could result in the delisting of our common stock by the NYSE. As the average trading price of our ADRs remained below US$1.00 for 30 consecutive trading days or more, the NYSE sent us a deficiency notice on December 14, 2021. From the date of the deficiency notice, we have six months to comply with the continued listing standards. We can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period the Company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading days preceding the end of that month. In the event that at the expiration of the six-month cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. If we were to receive a deficiency notice from the NYSE, we can give no assurances that we would be able to regain compliance with the NYSE continued listing standards.

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

Sales of our ADSs or common shares in the public market, or the perception that such sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2020, we had 106,932,017 common shares outstanding, including 74,405,372 common shares represented by 37,202,686 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act, other than those held by affiliates which are subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. The remaining common shares outstanding are available for sale, subject to any volume and other restrictions as applicable under Rule 144. The sale or perceived sale of a substantial amount of our ADSs by any principal shareholder could adversely affect the prevailing market price for our ADSs. Such sales or perceived sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. To the extent that common shares (in the form of ADSs) are sold into the market, the market price of our ADSs could decline.

The interests of our major shareholders may not be aligned with the interests of our other shareholders.

As of December 31, 2021, Mr. Yong Zhang, Chairman of our board of directors, and Ms. Yuyan Yang, also a board member, beneficially owned 29.51% and 26.36%, respectively of our share capital. Accordingly, they each have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership by our major shareholders may result in actions being taken even if opposed by our other shareholders. In addition, it may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

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

If we are unable to remedy the weaknesses in our internal controls, the reliability of our financial reporting and the preparation of our consolidated financial statements may be materially adversely affected.

As further discussed in Item 16-F, in April 2021, EY identified certain issues during the audit of the Company's consolidated financial statements with respect to:

●	The sale of the Modern City project, or Modern City, to an entity, or the Acquirer;
●	Transactions with several companies that appeared to be owned by Xinyuan employees, or the Employee Controlled Companies; and
●	Transactions between the Employee Controlled Companies and other trading companies.

Our Audit Committee instructed KPMG and Quinn Emanuel to assist the Audit Committees with the Internal Review of the following transactions. The Internal Review concluded that there was no direct evidence that the Company engaged in improper related party transactions. Its conclusions were as follows:

●	Modern City: Based on documentary evidence and witness interviews, the Audit Committee, determined that there were employee-controlled entities, or the Employee Controlled Entities, that were limited partners in the Acquirer, but that the Employee Controlled Entities were only nominal shareholders who held the interests on behalf of the actual investors, or the Actual Investors. The Audit Committee did not identify any direct evidence suggesting that the Actual Investors were affiliated with Xinyuan or that Xinyuan had financed the Actual Investors' investment in the Acquirer. The Audit Committee determined that the Actual Investors did finance the Acquirer's first payment for Modern City and that a Company subsidiary also lent the Acquirer RMB264 million in November 2020, which was subsequently repaid by the Acquirer within two months.
●	Employee Controlled Companies Transactions: The Audit Committee did not identify any evidence that the relevant employees invested in any capital in the Employee Controlled Companies or received any benefit from the business of the Employee Controlled Companies. The only transactions between the Employee Controlled Companies and Company employees were RMB5,000 per month payments to three Company employees who were the nominal owners of the Employee Controlled Companies. The Internal Review, however, did identify two transactions between the Company and Employee Controlled Companies. One transaction was done to facilitate the Modern City transaction. The other transaction was done to engage in a transfer that was consistent with the stated purpose of a bank loan.
●	Trading Company Transactions. These were nominal wholesale agreements between the Company and trading companies. The Audit Committee was unable to substantiate the true nature of these transactions because some of the assets included in the wholesale agreement had already been sold. However, as the Company did not recognize the payments under these wholesale agreements as income, the Audit Committee determined that the actual business relationship was unlikely to affect the Company's account balance.

The Audit Committee also identified 17 transactions where the Company received and then shortly sent reciprocal payments between Company affiliates. The Internal Review determined that these transactions would not impact the book value of the respective bank accounts. The Audit Committee believes that these transactions were done to increase banking activities and to maintain and/or enhance the Company's status with the banks.

The Internal Review did not identify any material weaknesses in the Company's internal controls. Nonetheless, following the Internal Review, the Audit Committee recommended that the Company engage in remedial efforts to enhance the Company's transactional review process. Management has accepted these recommendations and is in the process of:

●	Strengthening and improving its internal accounting procedures and bookkeeping standards to ensure accurate recording of transactions and regular reviews of transaction records;
●	Strengthening and enhancing its internal procedures and standards regarding contract management and transaction approval, with stricter and more detailed requirements and guidance, including imposing requirements for supporting documentation with respect to any related party transaction;
●	Providing additional guidance and training to employees regarding the relevant rules and disclosure requirements for related party transactions; and
●	Improving the process of identifying, processing, and disclosing related party transactions to ensure compliance with the relevant rules and regulations.

If our efforts to complete this remediation is not successful, then we may be unable to report our results of operations for future periods accurately and in a timely manner and make our required filings with government authorities, including the SEC. There is also a risk that there could be accounting errors in our financial reporting, and we cannot be certain that in the future additional material weaknesses will not exist or otherwise be discovered. Any of these occurrences could adversely affect our business and operating results and could generate negative market reactions, potentially leading to a decline in the price of our shares, ADRs.

Matters relating to or arising from the Internal Review, including adverse publicity and potential concerns from our customers, suppliers or others with whom we do business, could have an adverse effect on our business and financial condition.

We could be the subject of negative publicity focusing on Internal Review, and we may be adversely impacted by negative reactions from our customers, suppliers or others with whom we do business. Concerns include the perception of the effort required to address our accounting and internal control environment, and the ability for us to be a long-term provider to our customers. Adverse publicity and potential concerns from our customers and business partners or others could harm our business and have an adverse effect on our financial condition.

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

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.

Our ADSs are listed on the NYSE. The NYSE corporate governance listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. For example, Cayman Islands does not require us to comply with the following corporate governance listing standards of the NYSE:

●	having the majority of our board of directors composed of independent directors;
●	having a minimum of three members in our audit committee;
●	holding annual shareholders' meetings;
●	having a compensation committee composed entirely of independent directors;
●	having a nominating and corporate governance committee composed entirely of independent directors; and
●	requiring members of the audit committee to satisfy certain independence criteria in addition to those of Rule 10A-3 of the Exchange Act;
●	requiring shareholders to approve the adoption or material revision of any equity compensation plan; and
●	requiring shareholders to approve certain issuances of our equity securities.

We are currently following home country practice on the requirements described above. Accordingly, a majority of our board of directors is composed of management or former management directors. Each of our compensation committee and governance and nominating committee include non-independent directors. In addition, we are not required to put forward for a shareholder vote new equity plans or change to existing equity plans or other significant share issuance. For a more detailed discussion of the ways in which our corporate governance differs from that of a U.S. domestic company listed on the NYSE, see “Item 16G. Corporate Governance.” As a result of our use of the “home country practice” exception from the NYSE corporate governance rules, you do not have same shareholder protections as you would if we were a U.S. domestic public company or if we complied fully with the corporate governance listing standards.

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

We have entered into agreements that provide for the payment of annual bonuses based on a percentage of net income to certain of our executive officers. In other cases, we have made arrangements or established bonus plans that provide for the payment of performance bonuses to employees, including executive officers, based on assessment of their contributions to our business development, improvement of operation management, and fund financing activities. These accrual and payments could result in a decrease of our net profit attributable to public shareholders.

You may not have the same voting rights as the holders of our common shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of our ADSs will not be able to exercise voting rights attaching to the underlying common shares represented by our ADSs on an individual basis. Holders of our ADSs appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the common shares represented by the ADSs. Holders of ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. As soon as practicable after the depositary receives from us a notice of a shareholders’ meeting, the depositary will distribute to registered holders of ADSs a notice stating (a) such information as is contained in such notice and any solicitation materials, (b) that each registered holder on the record date set for such purpose will, subject to any applicable provisions of Cayman Islands law, be entitled to instruct the depositary as to the exercise of the voting rights and (c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by us. The depositary will not itself exercise any voting discretion in respect of any common shares nor will it provide any instructions with respect to the common shares represented by any ADSs for which voting instructions were not timely and properly received. There can be no guarantee that registered holders of ADSs will receive the notice described above with sufficient time to enable them to return any voting instructions to the depositary in a timely manner. To the extent you hold your ADSs through a bank, broker or other nominee, you will be relying upon such institutions with respect to voting matters.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Act of the Cayman Islands, as amended from time to time, and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

In mergers and consolidations where the merged company or consolidated company will continue to be a Cayman Islands entity, dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands courts) if they follow required procedures, subject to certain exceptions. However, they may not be comparable to the appraisal rights that would ordinarily be available to dissenting shareholders of a U.S. company.

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

The rules governing passive foreign investment companies, or PFICs, can have adverse effects for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our business, although not free from doubt, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2020.

If we are a PFIC, U.S. Holders of our ordinary shares or ADSs would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. Holder of our ordinary shares or ADSs may be able to mitigate some of the adverse U.S. federal income tax consequences described above with respect to owning the ordinary shares or ADSs if we are classified as a PFIC, provided that such U.S. Holder is eligible to make, and validly makes, a “mark-to-market” election. However, because we are a holding company and a mark-to-market election would not apply to any lower-tier PFICs we own, it is unclear that making the election would have any benefit to a U.S. Holder.  In certain circumstances, a U.S. Holder can make a “qualified electing fund” election to mitigate some of the adverse tax consequences described with respect to an ownership interest in a PFIC by including in income its share of the PFIC’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election.

See “Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company.”

ITEM 4INFORMATION ON THE COMPANY

A.History and Development of the Company

We are a Cayman Islands holding company and conduct business primarily through our operating subsidiaries in China and, as to certain operations, non-PRC based subsidiaries.

Our company was incorporated in the Cayman Islands on March 26, 2007 as an exempted company. Our company operates under Cayman Islands Companies Act (As Revised). Our registered address is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our principal executive offices are located at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China. Our telephone number at this address is (86) 10 8588-9200.

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

B.Business Overview

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

We have expanded our business and operations significantly during the past three years. The number of projects we had under construction increased from 19 projects with a total GFA of 3,126,063 square meters as of December 31, 2017, to 26 projects with a total GFA of 4,333,225 square meters as of December 31, 2020. We have 9 additional projects with a total GFA of 2,562,166 square meters under planning as of December 31, 2020. As of December 31, 2020, we have completed 67 projects with a total GFA of approximately 9,514,269 square meters and comprising a total of 110,139 units, more than 96.8% of which have been sold. For the three years ended December 31, 2018, 2019 and 2020, our revenues were US$2,217.6 million, US$2,482.6 million and US$1,745.8 million respectively. Our net income for the same periods was US$106.0 million, US$83.0 million and net loss of US$67.5 million, respectively.

While our primary focus has been in China, we see potential opportunities for residential real estate development in other jurisdictions that might be attractive to both Chinese and U.S. buyers. In 2012, we acquired an 8,094 square meters parcel of land in the Williamsburg neighborhood of Brooklyn, New York, for US$54.2 million, on which we built 216 condominium units with a net saleable floor area of approximately 30,855 square meters, the New York Oosten Project. Our New York Oosten Project started construction in November 2013 and delivered it in December 2016. As of December 31, 2020, the project has recognized a total revenue of about US$260.1 million from the sales of 177 units out of 216 total units. In January 2016, we also acquired a parcel of land in midtown Manhattan, New York, for US$57.5 million. As of December 31, 2020, we have completed superstructure construction, precast concrete facade, and windows installation at the Hudson Garden project, BLOOM ON FORTY FIFTH. During the past year, the project's design drawings were optimized, increasing the number of residential units from 82 to 92. Of the total sellable 34,903 square feet of retail/commercial space, a total of 28,090 square feet have been leased to the U.S. department store retailer Target for a 20-year term and another 1,910 square feet have been leased to a dermatologist’s office for a 15-year lease term. The construction is currently ahead of schedule and under budget. The building will have 92 condominium units from floors two through seven with a unit mix consisting of 17 studios, 45 one-bedroom units, 24 two-bedroom units, 2 three-bedroom duplex units, 2 three-bedroom penthouse units, and 2 four-bedroom duplex units. In August 2016, we acquired a parcel of land in the Flushing neighborhood of Queens, New York for US$66.0 million. The land allows for a mixed-use development comprising approximately 30,112 square meters with approved plans. At this RKO project in Flushing, New York City, as of December 31, 2021, the demolition of the existing building with the exception of the landmark portion has been completed. All historic artifacts have been removed from the site and are being restored offsite. The professional consultants continue to develop the plans and specifications while working through the various entitlements and approvals. The current development scheme is being evaluated to address current market conditions and highest and best use analysis.

In 2014, we acquired 100% share of a Malaysian company, which is engaged in land reclamation development for a total of 170 acres (approximately 687,966 square meters). The reclamation work was formally commenced in July 2018 and has been completed in 2020.

On March 21, 2018, we acquired from ED Group, a 50% equity stake in MDL, the developer of the Amory Tower project (previously named as the Madison project), via our wholly-owned subsidiary Xinyuan International (HK) Property Investment Co., Limited for a total consideration of US$19.1 million. The Amory Tower Project site extends to 0.38 hectares (or approximately 0.94 acres) and is located adjacent to Canary Wharf, one of Europe’s largest commercial centers. Permission was granted in March 2015 to develop a 53-story building comprised of 423 residential apartments, including 319 private apartments and 104 affordable apartments, with approximately 425 square meters of community facilities. The project achieved practical completion as of December 31, 2021, which marked the completion of construction. As of December 31, 2021, all of the 104 affordable apartments have been pre-sold. Of the remaining 319 apartments, 166 apartments have been sold, representing 52% of the total number of units. Closings on the sold units commenced in the fourth quarter 2021. In October of 2021 MDL refinanced the development loan with a 3-year facility from Macquarie Principal Financial. The refinancing allows for the disposal of the unsold private residential apartments. MDL has also completed a rebranding and marketing campaign to help drive additional traffic and sales, highlighting the completed building. Xinyuan will continue to seek for high-growth opportunities globally and explore opportunistic investments, which meet the companies return metrics and long-term business plan.

We also plan to retain and develop commercial portions of some of our properties such as shopping malls, supermarkets or hotels and to lease and manage those properties ourselves. As of December 31, 2020, we have completed seven of such projects, including Xi'an Xinyuan Metropolitan Shopping Center with a total GFA of approximately 116,000 square meters, located in Xi’an city, Shaanxi Province, Xingyang Xindo Park Shopping Center with a total GFA of approximately 15,000 square meters, located in Xingyang city, Henan Province, Changsha Xindo Park Shopping Center with a total GFA of approximately 12,000 square meters, located in Changsha city, Hunan Province, Chengdu Xindo Park Shopping Center with a total GFA of approximately 19,000 square meters, located in Chengdu city, Sichuan Province, Zhengzhou Xindo Park Shopping Center with a total GFA of approximately 24,000 square meters, located in Zhengzhou city, Henan Province, Kunshan Xindo Park Shopping Center with a total GFA of approximately 4,000 square meters, located in Kunshan city, Jiangsu Province, and Target Shopping Center with a total GFA of approximately 28,090 square feet, located in New York. As of December 31, 2020, we have four projects under construction in which we will retain approximately 203,000 square meters of GFA for development as commercial properties held for lease.

In November 2019, the Group acquired Beijing Ruizhuo Xitou Development Co., Ltd., or Xitou, a related party, for a total consideration of US$16,486,299, represents extinguishment of pre-existing receivable. Xitou is primarily engaged in provision of online platform services for real estate project financing purposes. In November 2019, the Group acquired Beijing Ruizhuo Xichuang Technology Development Co., Ltd., or Xichuang, a related party, for a total consideration of US$11,212,797, represents extinguishment of pre-existing receivable. Xichuang is primarily engaged in the provision of online platform services for sourcing, sale and purchase of real estate properties. In November 2019, the Group acquired Beijing I-Journey Science and Technology Development Co, Ltd., or I-Journey, a related party, for a total consideration of US$21,062,847, represents extinguishment of pre-existing receivable. I-journey is primarily engaged in the sale of household robots and provision of community cloud services. The acquisitions of Xitou, Xichuang and I-journey were in line with the Group's strategy to extend its business to provide real estate and property management related technology services.

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

Our Markets

We currently operate in 20 markets in China - Beijing, Shanghai, Tianjin, Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan and Qingdao in Shandong Province, Suzhou, Kunshan and Xuzhou in Jiangsu Province, Zhengzhou in Henan Province, Changsha in Hunan Province, Sanya in Hainan Province, Xi’an in Shaanxi Province, Zhuhai and Foshan in Guangdong Province, Dalian in Liaoning Province, Wuhan in Hubei Province and Huzhou and Taizhou in Zhejiang Province. During 2020, we also operated in the city of New York in the United States, in Malaysia and in London in the United Kingdom.

The following table sets forth the numbers of our projects and the total GFA in each location indicated as of December 31, 2020:

	Properties	Properties			Total
	under	under	Properties	Completed	number
	Construction	planning	held for	projects	of	Total
	(m2)	(m2)	sale (m2)	(m2)	projects	GFA (m2)
China
Beijing	72,623	—	—	133,920	2	206,543
Chengdu	741,594	—	—	651,420	4	1,393,014
Zhengzhou	1,558,624	1,585,800	—	4,294,725	49	7,439,149
Jinan	574,266	—	—	1,193,680	7	1,767,946
Hefei	—	—	—	145,455	1	145,455
Suzhou	156,442	—	—	946,030	10	1,102,472
Kunshan	107,935	—	—	867,543	4	975,478
Xuzhou	—	—	—	232,602	2	232,602
Sanya	—	—	—	119,237	1	119,237
Shanghai	—	—	—	57,770	1	57,770
Changsha	—	—	—	415,343	3	415,343
Xi’an	—	226,000	—	285,998	2	511,998
Zhuhai	—	70,000	—	—	1	70,000
Tianjin	144,581	—	—	139,691	2	284,272
Qingdao	535,727	—	—	—	2	535,727
Dalian	113,038	44,500	—	—	3	157,538
Wuhan	—	185,000	—	—	1	185,000
Huzhou	123,756	—	—	—	1	123,756
Foshan	194,404	262,400	—	—	2	456,804
Taizhou	—	158,354	—	—	1	158,354
Sub Total	4,322,990	2,532,054	—	9,483,414	99	16,338,458
United States
Irvine (1)	—	—	2,865	—	1	2,865
Nevada (2)	—	—	N/A	—	1	N/A
New York	10,235	30,112	—	30,855	3	71,202
Total	4,333,225	2,562,166	2,865	9,514,269	104	16,412,525
(1)	The finished condominium project is located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters of the total 72 units from a major United States developer in August 2012. All units were sold as of December 31, 2015.
(2)	Northern Nevada Land Portfolio is a project portfolio comprised of 325 finished lots and 185 acres of undeveloped land at eight different sites in the northern Nevada region near the Reno-Spark metropolitan area. All lots and acres were sold as of December 31, 2015.

For a discussion of revenues from each geographical segment in each of 2019 and 2020, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Discussion of Segment Operations.”

Our Property Projects

Overview

We offer the following four main types of real estate property products:

●	multi-layer apartment buildings, which, in China, are typically 6 stories or less and normally require 9 to 12 months to construct after we obtain the related construction permit;

●	sub-high-rise apartment buildings, which, in China, are typically to 11 stories and normally require 12 to 18 months to construct after we obtain the related construction permit;
●	high-rise apartment buildings, which, in China, are typically 12 to 33 stories and normally require 18 to 24 months to construct after we obtain the related construction permit; and
●	offices, mixed-use and commercial properties which we have offered since 2012.

Our projects are in one of the following five stages:

●	properties under construction, comprising properties for which the construction permits have been obtained;
●	properties under planning, comprising properties for which we have entered into land grant contracts and are in the process of obtaining the required permits to begin construction;
●	completed projects, comprising projects for which construction has been completed;
●	properties held for lease, comprising projects for which construction has been completed and which we plan to hold and manage and;
●	properties held for sale, comprising land and properties which we purchase and hold for sale.

Properties under Construction and Properties under Planning

The following table sets forth each of our properties currently under construction or planning as of December 31, 2020:

							Total	Number
		Type	Construction	Pre-sale			Number	Of
		of	Commencement	Commencement	Total	Total	Of	Units	GFA
Project Name	Location	Products (1)	Date	Date (2)	Site Area (m2)	GFA (m2)	Units (3)	Sold	Sold (m2)
Jinan Royal Palace	Jinan	H	02/2014	06/2014	140,155	449,753	6,512	5,307	442,399
Hudson	New York	S	07/2017	04/2020	2,323	10,235	92	—	—
Kunshan Xinyu Jiayuan	Kunshan	MU	12/2017	09/2018	18,068	107,935	874	474	78,202
Tianjin Spring Royal Palace II	Tianjin	M/H	10/2015	01/2018	133,499	144,581	1,076	628	99,559
Zhengzhou International New City III B	Zhengzhou	H	11/2017	04/2018	26,102	119,366	1,336	1,332	118,678
Zhengzhou International New City III D	Zhengzhou	H/C	08/2017	06/2018	15,119	46,074	448	448	45,178
Zhengzhou Hangmei International Wisdom City I	Zhengzhou	H	03/2018	05/2018	73,300	143,181	1,538	1,011	116,672
Chengdu Xinyuan City	Chengdu	MU	06/2018	09/2018	200,906	741,594	-	2,111	407,766
Xingyang Splendid IV	Zhengzhou	H	05/2018	09/2018	9,976	151,834	985	657	129,000
Qingdao Royal Dragon Bay	Qingdao	MU	08/2018	11/2018	64,442	161,866	809	619	115,779
Jinan Royal Spring Bay	Jinan	M/H	09/2018	12/2018	69,587	124,513	1,925	410	86,470
Xinyuan Golden Water View City	Zhengzhou	H/C	10/2017	11/2018	45,067	331,367	6,558	1,243	166,688
Zhengzhou Fancy City III	Zhengzhou	H	03/2018	10/2018	27,599	80,628	747	723	78,525
Zhengzhou International New City III C	Zhengzhou	H	06/2018	10/2018	27,231	82,965	1,749	1,587	77,417
Zhengzhou International New City IV	Zhengzhou	H	09/2018	12/2018	50,966	202,002	1,710	1,705	193,722
Dalian International Health Technology Town I	Dalian	M/H	10/2018	12/2018	58,740	103,845	933	869	83,916
Xingyang Splendid V	Zhengzhou	H	04/2019	07/2019	34,308	80,486	527	496	70,005
Zhengzhou International New City IV B10	Zhengzhou	H	07/2018	12/2018	35,181	92,751	1,432	1,288	79,617
Zhengzhou International New City A04	Zhengzhou	H	04/2018	11/2019	19,200	105,987	663	512	59,928
Foshan Xinchuang AI International Science And Technology Innovation Valley I	Foshan	H	05/2019	10/2019	66,665	194,404	540	103	68,956
Huzhou Silk Town (4)	Huzhou	MU	08/2019	12/2019	84,166	123,756	1,262	87	34,043
Lingshan Bay Dragon Seal	Qingdao	M/H	05/2019	07/2020	340,400	373,861	809	399	30,877
Tongzhou Xinyuan Royal Palace	Beijing	H	07/2020	12/2020	42,444	72,623	1,076	162	4,737
Suzhou He’an Garden (5)	Suzhou	H	12/2019	05/2020	118,667	156,442	809	505	31,709
Derun project I	Zhengzhou	H	08/2020	07/2020	49,718	121,983	—	—	105,623
Dalian International Health Technology Town II	Dalian	M	08/2020	09/2020	12,548	9,193	71	50	4,394
Taizhou Yihe Yayuan	Taizhou	H	04/2019	10/2019	61,107	158,354	1,081	1,081	129,095
Subtotal					1,827,484	4,491,579	35,562	23,807	2,858,955
Wuhan Canglong Royal Palace	Wuhan	MU	TBD	TBD	53,787	185,000	TBD	—	—
Xinyuan Chang’an Royal Palace	Xi’an	MU	TBD	TBD	80,673	226,000	TBD	—	—
Zhengzhou International New City (pending staging)	Zhengzhou	TBD	TBD	TBD	206,728	1,393,100	TBD	—	—
Zhuhai Xin World	Zhuhai	MU	TBD	TBD	14,107	70,000	TBD	—	—
Zhengzhou Hangmei Project (pending staging)	Zhengzhou	TBD	TBD	TBD	205,201	192,700	TBD	—	—
Dalian International Health Technology Town II	Dalian	M/H	TBD	TBD	37,078	44,500	TBD	—	—
Foshan Xinchuang AI International Science And Technology Innovation Valley II	Foshan	MU	TBD	TBD	86,775	262,400	TBD	—	—
Flushing	New York	MU	TBD	TBD	3,895	30,112	TBD	—	—
Subtotal					688,244	2,403,812

Total					2,515,728	6,895,391	35,562	23,807	2,858,955
(1)	“M” refers to multi-layer buildings, “H” refers to high-rise buildings, “S” refers to sub-high-rise buildings, “C” refers to commercial properties and “MU” refers to office, mixed-use and commercial properties.
(2)	Pre-sale commencement dates refer to dates on which we began or expect to begin pre-sale activities after receiving the relevant pre-sale permits.
(3)	“TBD” refers to “to be determined” as of December 31, 2020.
(4)	The Company owns 78.46% equity interest in a joint venture, Huzhou Xinhong Town Construction and Development Co., Ltd. which develops Huzhou Silk Town. The Company accounts for its investment under the equity method.
(5)	The Company owns 24% equity interest in Suzhou Kairongchen Real Estate Co., Ltd. which develops Suzhou He’an Garden. The Company accounts for its investment under the equity method.

Properties under Construction

Zhengzhou, Henan Province

Zhengzhou International New City III B. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 26,102 square meters and is expected to have a total GFA of 119,366 square meters, of which 118,780 square meters are for high-rise buildings. We acquired the site in May 2017 and commenced construction in November 2017, and began to deliver units in 2021.This project, when completed, will consist of 1,336 units. We started pre-sale in April 2018, and as of December 31, 2020 and 2021, we had sold 1,332 units with a total GFA of 118,678 square meters, and 1,335 units with a total GFA of 118,771 square meters, respectively.

Zhengzhou International New City III D. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 15,119 square meters and is expected to have a total GFA of 46,074 square meters, of which 44,293 square meters are for high-rise buildings, 885 square meters are for retail stores, and 896 square meters are for basements. We acquired the site in August 2016 and commenced construction in August 2017, and began to deliver units in 2022. This project, when completed, will consist of 448 units. We started pre-sale in June 2018, and as of December 31, 2020 and 2021, we had sold 448 units with a total GFA of 45,178 square meters, and 448 units with a total GFA of 45,178 square meters, respectively.

Zhengzhou Hangmei International Wisdom City I. The land is located in Xinzheng District in Zhengzhou. This project covers a site area of 73,300 square meters and is expected to have a total GFA of 143,181 square meters, of which 143,181 square meters are for high-rise buildings. We acquired the site in December 2017 and commenced construction in March 2018, and began to deliver units in 2021. This project, when completed, will consist of 1,538 units. We started pre-sale in May 2018, and as of December 31, 2020 and 2021, we had sold 1,011 units with a total GFA of 116,672 square meters, and 1,203 units with a total GFA of 117,008 square meters, respectively.

Xingyang Splendid IV. The land is located southwest of Guangwu Road and Wangcun Road in Xingyang. This project covers a site area of 9,976 square meters and is expected to have a total GFA of 151,834 square meters, of which 136,658 square meters are for high-rise buildings and 15,177 square meters are for retail stores. We acquired the site in September 2014 and commenced construction in May 2018, and began to deliver units in 2021. This project, when completed, will consist of 985 units. We started pre-sales in September 2018. As of December 31, 2020 and 2021, we had sold 657 units with a total GFA of 129,000 square meters, and 657 units with a total GFA of 129,000 square meters, respectively.

Xinyuan Golden Water View City. The land is located Heizhuzhuang of Jinshui District in Zhengzhou. This project covers a site area of 45,067 square meters and is expected to have a total GFA of 331,367 square meters, of which 298,095 square meters are for high-rise buildings, 24,526 square meters are for public rental housing, 3,161 square meters are for retail stores, and 5,587 square meters are for basements. We acquired the site in June 2017 and commenced construction in October 2017, and began to deliver units in 2021. This project, when completed, will consist of 6,558 units. We started pre-sales in November 2018. As of December 31, 2020 and 2021, we had sold 1,243 units with a total GFA of 166,688 square meters, and 1,996 units with a total GFA of 172,925 square meters, respectively.

Zhengzhou Fancy City III. The land is located west of Songshan Road within the 4th Ring Road in Zhengzhou. This project covers a site area of 27,599 square meters and is expected to have a total GFA of 80,628 square meters, of which 78,075 square meters are for high-rise buildings, 1,048 square meters are for retail stores, and 1,480 square meters are for basements. We acquired the site in December 2017 and commenced construction in March 2018, and began to deliver units in 2021. This project, when completed, will consist of 747 units. We started pre-sales in October 2018. As of December 31, 2020 and 2021, we had sold 723 units with a total GFA of 78,525 square meters, and 726 units with a total GFA of 78,943 square meters, respectively.

Zhengzhou International New City III C. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 27,231 square meters and is expected to have a total GFA of 82,965 square meters, of which 74,327 square meters are for high-rise buildings, and 7,962 square meters are for retail stores. We acquired the site in February 2017 and commenced construction in June 2018, and began to deliver units in 2021.This project, when completed, will consist of 1,749 units. We started pre-sale in October 2018, and as of December 31, 2020 and 2021, we had sold 1,587 units with a total GFA of 77,417 square meters, and 1,607 units with a total GFA of 80,460 square meters, respectively.

Zhengzhou International New City IV. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 50,966 square meters and is expected to have a total GFA of 202,002 square meters, of which 191,584 square meters are for high-rise buildings, and 8,067 square meters are for retail stores. We acquired the site in May 2018 and commenced construction in September 2018, and began to deliver units in 2021.This project, when completed, will consist of 1,710 units. We started pre-sale in December 2018, and as of December 31, 2020 and 2021, we had sold 1,705 units with a total GFA of 193,722 square meters, and 1,707 units with a total GFA of 195,272 square meters, respectively.

Xingyang Splendid V. The land is located southwest of Guangwu Road and Wangcun Road in Xingyang. This project covers a site area of 34,308 square meters and is expected to have a total GFA of 80,486 square meters, of which 78,220 square meters are for high-rise buildings, and 2,266 square meters are for retail stores. . We acquired the site in September 2014 and commenced construction in April 2019, and began to deliver units in 2021. This project, when completed, will consist of 527 units. We started pre-sales in July 2019. As of December 31, 2020 and 2021, we had sold 496 units with a total GFA of 70,005 square meters, and 496 units with a total GFA of 70,005 square meters, respectively.

Zhengzhou International New City IV B10. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 35,181 square meters and is expected to have a total GFA of 92,751 square meters, of which 91,425 square meters are for high-rise buildings, and 869 square meters are for retail stores. We acquired the site in July 2018 and commenced construction in September 2018, and began to deliver units in 2021.This project, when completed, will consist of 1,432 units. We started pre-sale in December 2018, and as of December 31, 2020 and 2021, we had sold 1,288 units with a total GFA of 79,617 square meters, and 1,289 units with a total GFA of 79,648 square meters, respectively.

Zhengzhou International New City A04. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 19,200 square meters and is expected to have a total GFA of 105,987 square meters, of which 102,919 square meters are for high-rise buildings, and 2,030 square meters are for retail stores. We acquired the site in May 2018 and commenced construction in September 2018, and began to deliver units in 2021.This project, when completed, will consist of 663 units. We started pre-sale in November 2019, and as of December 31, 2020 and 2021, we had sold 512 units with a total GFA of 59,928 square meters, and 663 units with a total GFA of 105,987 square meters, respectively.

Jinan, Shandong Province

Jinan Royal Palace. The land is located south of Qingyuan Road and east of Lashanhe Road in the Huaiyin District in Jinan. This project covers a site area of 140,155 square meters and is expected to have a total GFA of 449,753 square meters, of which 399,903 square meters are for high-rise buildings, 26,081 square meters are for retail stores and 23,629 square meters are for basements. We acquired the site in November 2013, commenced construction of this project in February 2014, and began to deliver units in 2016. This project, when completed, will consist of 6,512 units. We started pre-sales in June 2014, and as of December 31, 2020 and 2021, we had sold 5,307 units with a total GFA of 442,399 square meters, and 5,691 units with a total GFA of 446,755 square meters, respectively.

Jinan Royal Spring Bay. The land is located in Zhangqiu District in Zhangqiu. This project covers a site area of 69,587 square meters and is expected to have a total GFA of 124,513 square meters, of which 83,983 square meters are for high-rise buildings, 27,798 square meters are for multi-layer buildings, 987 square meters are for retail stores and 4,050 square meters are for basements. We acquired the site in June 2018, commenced construction of this project in September 2018, and began to deliver units in 2021. This project, when completed, will consist of 1,925 units. We started pre-sales in December 2018, and as of December 31, 2020 and 2021, we had sold 410 units with a total GFA of 86,470 square meters, and 1,558 units with a total GFA of 126,560 square meters, respectively.

Qingdao, Shandong Province

Qingdao Royal Dragon Bay. The land is located in Huangdao District in Qingdao. This project covers a site area of 64,442 square meters and is expected to have a total GFA of 161,866 square meters, of which 118,788 square meters are for high-rise buildings, 2,805 square meters are for retail stores, and 34,938 square meters are for multi-layer buildings. We acquired the site in July 2018, commenced construction in August 2018, and began to deliver units in 2021. This project, when completed, will consist of 809 units. We started pre-sales in November 2018, and as of December 31, 2020 and 2021, we had sold 619 units with a total GFA of 115,779 square meters, and 772 units with a total GFA of 136,429 square meters, respectively.

Lingshan Bay Dragon Seal. The land is located in Huangdao District in Qingdao. This project covers a site area of 340,400 square meters and is expected to have a total GFA of 373,861 square meters. We acquired the site in July 2017, commenced construction in May 2019, and expect to deliver units in 2024. This project, when completed, will consist of 809 units. We started pre-sales in July 2020, and as of December 31, 2020 and 2021, we had sold 399 units with a total GFA of 30,877 square meters and 410 units with a total GFA of 373,861 square meters, respectively.

Suzhou, Jiangsu Province

Suzhou He'an Garden. The land is located in New District in Suzhou. This project covers a site area of 118,667 square meters and is expected to have a total GFA of 156,442 square meters. We acquired the site in May 2019, commenced construction in December 2019, and expect to deliver units in 2022. This project, when completed, will consist of 809 units. We started pre-sales in May 2020, and as of December 31, 2020 and 2021, we had sold 505 units with a total GFA of 31,709 square meters, and 809 units with a total GFA of 156,442 square meters, respectively.

Kunshan, Jiangsu Province

Kunshan Xinyu Jiayuan. The land is located in Huaqiao District South of Kunshan. This project covers a site area of 18,068 square meters and is expected to have a total GFA of 107,935 square meters, of which 103,046 square meters are for high-rise buildings, and 4,889 square meters are for office buildings. We acquired the site in July 2017 and commenced construction of this project in December 2017, and began to deliver units in 2021. This project, when completed, will consist of 874 units. We started pre-sales in September 2018, and as of December 31, 2020 and 2021, we had sold 474 units with a total GFA of 78,202 square meters, and 618 units with a total GFA of 95,999 square meters, respectively.

Tianjin

Tianjin Spring Royal Palace II. The land is located in Sicundian Town in the Wuqing District of Tianjin. This project covers a site area of 133,499 square meters and is expected to have a total GFA of 144,581 square meters, of which 71,602 square meters are for high-rise buildings, 1,291 square meters are for retail stores, and 71,688 square meters are for multi-layer buildings. We acquired the site in November 2014, commenced construction in October 2015, and began to deliver units in 2020. This project, when completed, will consist of 1,076 units. We started pre-sales in January 2018, and as of December 31, 2020 and 2021, we had sold 628 units with a total GFA of 99,559 square meters, and 870 units with a total GFA of 132,288 square meters, respectively.

Beijing

Tongzhou Xinyuan Royal Palace. The land is located in Liyuan Town in the southern area of Tongzhou District in Beijing. This project covers a site area of 46,769 square meters and is expected to have a total GFA of 72,623 square meters. We acquired the site in May 2016, commenced construction in July 2020, and expect to deliver units in 2022. This project, when completed, will consist of 1,076 units. We started pre-sales in December 2020, and as of December 31, 2020 and 2021, we had sold 162 units with a total GFA of 4,737 square meters, and 458 units with a total GFA of 52,103 square meters, respectively.

Chengdu, Sichuan Province

Chengdu Xinyuan City. The land is located in Pidu District in Chengdu. This project covers a site area of 200,906 square meters and is expected to have a total GFA of 741,594 square meters, of which 716,713 square meters are for high-rise buildings, and 25,161 square meters are for retail stores. We acquired the site in December 2017, commenced construction in June 2018, and began to deliver units in 2021. We started pre-sales in September 2018, and as of December 31, 2020 and 2021, we had sold 2,111 units with a total GFA of 407,766 square meters, and 4,011 units with a total GFA of 536,740 square meters, respectively.

Dalian, Liaoning Province

Dalian International Health Technology Town I. The land is located in Lvshunkou District in Dalian. This project covers a site area of 58,740 square meters and is expected to have a total GFA of 103,845 square meters, of which 71,677 square meters are for high-rise buildings, 5,112 square meters are for retail stores, 27,056 square meters are for multi-layer buildings. We acquired the site in August 2018, commenced construction in October 2018, and expect to deliver units in 2022. This project, when completed, will consist of 933 units. We started pre-sales in December 2018, and as of December 31, 2020 and 2021, we had sold 869 units with a total GFA of 83,916 square meters, and 933 units with a total GFA of 90,921 square meters, respectively.

Dalian International Health Technology Town II. The land is located in Lvshunkou District in Dalian. This project covers a site area of 12,548 square meters and is expected to have a total GFA of 9,193 square meters. We acquired the site in August 2018, commenced construction in August 2020, and expect to deliver units in 2022. This project, when completed, will consist of 71 units. We started pre-sales in September 2020, and as of December 31, 2020 and 2021, we had sold 50 units with a total GFA of 4,394 square meters, and 71 units with a total GFA of 7,015 square meters, respectively.

Foshan, Guangdong Province

Foshan Xinchuang AI International Science and Technology Innovation Valley I. The land is located in Gaoming District in Foshan. This project covers a site area of 66,665 square meters and is expected to have a total GFA of 194,404 square meters, of which 190,514 square meters are for high-rise buildings, 3,890 square meters are for retail stores. We acquired the site in May 2019, commenced construction in May 2019, and began to deliver units in 2021. This project, when completed, will consist of 540 units. We started pre-sales in October 2019, and as of December 31, 2020 and 2021, we had sold 103 units with a total GFA of 68,956 square meters, and 540 units with a total GFA of 194,404 square meters, respectively.

Huzhou, Zhejiang Province

Huzhou Silk Town. The land is located in Wuxing District in Huzhou. This project covers a site area of 84,166 square meters and is expected to have a total GFA of 123,756 square meters, of which 113,905 square meters are for high-rise buildings, 4,530 square meters are for retail stores. We acquired the site in Autunm 2019, and began to deliver units in 2021. This project, when completed, will consist of 1,262 units. We started pre-sales in December 2019, and as of December 31, 2020 and 2021, we had sold 87 units with a total GFA of 34,043 square meters, and 156 units with a total GFA of 37,620 square meters, respectively.

Taizhou, Zhejiang Province

Taizhou Yihe Yayuan. The land is located in Luqiao District in Taizhou. This site covers a site area of 61,107 square meters and is expected to have a total GFA of 129,095 square meters, of which 109,720 square meters are for high-rise buildings, 19,375 square meters are for retail stores. We acquired the site in May 2019, and began to deliver units in 2021. This project, when completed, will consist of 1,081 units. We started pre-sales in October 2019, and as of December 31, 2020, we had sold all units.

U.S.

Hudson Garden project. The Bloom at 500 W 45th St., New York, NY. The project consists of a 7-storey mixed use scheme, providing 92 residential apartments comprising studios, 1-bed, 2-bed, 3-bed and 4-bed apartments, including 35,000 sq ft of retail space. The development achieved final completion in 2021.

London, United Kingdom.

Amory Tower project. Previously named as the Madison project, this project is located at Canary Wharf. It is a 53-storey residential tower. The development achieved final completion in 2021.

Properties under Planning

Xinyuan Chang’an Royal Palace. The land is located southwest corner of Shenzhou 3th Road and Aerospace Middle Road in Xi'an Aerospace Base, and is currently under planning. It will cover a site area of 80,673 square meters and is expected to have a total GFA of 226,000 square meters. We acquired the site in May 2017 and commenced construction in 2021.

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

U.S. Flushing Project. The land is located at 135-35 Northern Blvd in Flushing, Queens, New York, and is currently under planning. As of December 31, 2021, the property demolition has been completed, with the only remaining structure being landmark protected and the landmark artifacts have been removed and stored offsite in anticipation for preservation and restoration. Design and entitlement of the new development continues to progress in anticipation for the next phase. It is expected to have a total GFA of 30,112 square meters. We acquired the site in August 2016.

Completed Projects

The following table sets forth each of our completed projects as of December 31, 2020.

		Type		Total		Total
		of	Completion	Site Area	Total	Number of	Number of	GFA
Project Name	Location	Products	Date	(m2)	GFA (m2)	Units	Units Sold	Sold (m2)
Zhengzhou Longhai Star Garden	Zhengzhou	M/H/S	12/2000	11,719	39,975	239	239	39,975
Zhengzhou Xinyuan Splendid
Zhengzhou Xinyuan Splendid 1A	Zhengzhou	M/S	07/2002	35,444	62,623	484	484	62,623
Zhengzhou Xinyuan Splendid 1B	Zhengzhou	M	04/2004	21,800	43,673	333	333	43,673
Zhengzhou Xinyuan Splendid 2A	Zhengzhou	M	04/2003	23,460	39,996	271	271	39,996
Zhengzhou Xinyuan Splendid 2B	Zhengzhou	M	06/2004	19,295	27,041	86	86	27,041
Zhengzhou Xinyuan Splendid 2C	Zhengzhou	S	04/2004	9,968	21,748	132	132	21,748
Zhengzhou Xinyuan Splendid 3A3B3C	Zhengzhou	M/S	08/2005	51,014	114,774	792	792	114,774
Zhengzhou Xinyuan Splendid Haojinge	Zhengzhou	H	11/2004	8,298	31,089	166	166	31,089
Zhengzhou Xinyuan Splendid City Homestead	Zhengzhou	M	08/2005	23,606	45,378	369	369	45,378
Zhengzhou Xinyuan Splendid Subtotal				192,885	386,322	2,633	2,633	386,322
Zhengzhou City Manor	Zhengzhou	M	03/2006	63,089	118,716	1,633	1,633	118,716
Zhengzhou City Family	Zhengzhou	M	12/2006	21,380	39,226	720	720	39,226
Zhengzhou Central Garden-East	Zhengzhou	M/H/S	09/2007	60,849	165,206	1,624	1,624	165,206
Zhengzhou Central Garden-West	Zhengzhou	M/H/S	09/2007	79,464	190,384	1,796	1,796	190,384
Jinan City Family	Jinan	M	11/2007	47,411	61,065	785	785	61,065
Suzhou Lake Splendid	Suzhou	M/H/S	01/2009	130,945	198,113	2,326	2,326	198,113
Hefei Wangjiang Garden	Hefei	M/H	04/2009	51,939	145,455	1,649	1,649	145,455
Suzhou Colorful Garden	Suzhou	M/H	04/2009	41,365	81,506	970	970	81,506
Jinan Elegant Scenery	Jinan	H/S	06/2009	61,502	100,386	1,127	1,127	100,386
Zhengzhou Finance Square	Zhengzhou	H	06/2009	8,410	67,225	917	917	67,225
Zhengzhou Yipin Xiangshan Phase I	Zhengzhou	M/S	12/2009	57,289	94,249	979	979	94,249
Jinan International City Garden	Jinan	H/S	01/2010	93,928	264,357	4,672	4,661	263,793
Zhengzhou Xinyuan Colorful Garden	Zhengzhou	M/H	01/2010	74,462	191,781	2,233	2,233	191,781
Xuzhou Colorful Garden	Xuzhou	M/H	01/2012	46,777	101,762	858	858	101,762
Suzhou International City Garden	Suzhou	H	12/2011	119,089	204,147	2,436	2,436	204,147
Chengdu Xinyuan Splendid I	Chengdu	H	06/2011	34,007	231,032	4,081	4,081	231,032
Chengdu Xinyuan Splendid II	Chengdu	H	10/2012	30,497	217,009	2,782	2,782	217,009
Zhengzhou Modern City	Zhengzhou	H/S	12/2012	60,556	231,905	2,934	2,934	231,905
Kunshan International City Garden	Kunshan	M/H	12/2012	200,008	497,948	5,133	5,133	497,948
Zhengzhou Yipin Xiangshan Phase II	Zhengzhou	M/S	01/2013	81,345	200,164	2,209	2,209	200,164
Zhengzhou Century East A	Zhengzhou	M/H	12/2013	22,418	76,469	765	765	76,469
Zhengzhou Century East B	Zhengzhou	H	08/2013	51,372	166,481	1,709	1,709	166,481
Zhengzhou Royal Palace	Zhengzhou	M/H	06/2014	45,716	135,920	2,061	2,061	135,920
Suzhou Xin City	Suzhou	H	09/2015	51,246	127,291	1,334	1,334	127,291
Jinan Xinyuan Splendid	Jinan	M/H	10/2015	200,180	572,170	7,387	6,912	567,137
Beijing Xindo Park	Beijing	MU	11/2015	57,862	133,920	1,446	1,215	126,706
Zhengzhou Xin City	Zhengzhou	H	03/2016	61,078	210,724	2,639	2,563	208,260
Xingyang Splendid I	Zhengzhou	H	03/2016	40,782	115,431	1,427	1,238	114,463
Zhengzhou Thriving Family	Zhengzhou	H	04/2016	44,169	131,324	1,913	1,577	130,570
Suzhou Lake Royal Palace	Suzhou	M/H	06/2016	114,624	169,675	1,569	1,569	169,675
Shanghai Royal Palace	Shanghai	H	07/2016	28,600	57,770	622	535	46,406
Chengdu Thriving Family	Chengdu	H	08/2017	75,008	203,379	2,515	2,462	196,676
Sanya Yazhou Bay No.1	Sanya	MU	10/2017	78,765	119,237	1,605	1,605	119,237
Kunshan Royal Palace	Kunshan	M/S/H	11/2017	145,776	280,594	2,658	2,603	280,092
Changsha Xinyuan Splendid	Changsha	H/C	12/2017	89,460	252,361	2,952	2,923	247,075
Xi’an Metropolitan	Xi’an	MU	11/2017	85,118	285,998	2,602	2,463	277,944
Jinan Xin Central	Jinan	MU	11/2017	51,352	195,702	2,715	2,645	193,969
Zhengzhou Xindo Park	Zhengzhou	C	12/2018	40,218	134,195	2,170	2,160	133,508
Henan Xin Central I	Zhengzhou	H	09/2018	86,781	261,492	3,177	3,012	253,066
Zhengzhou Fancy City I	Zhengzhou	H	12/2018	50,656	166,740	1,725	1,477	160,658
Zhengzhou Fancy City II (South)	Zhengzhou	H	12/2018	27,486	84,274	766	765	84,136
Kunshan Xindo Park	Kunshan	H/C	10/2018	47,523	89,001	1,077	1,052	87,418
New York Oosten	New York	S	12/2016	8,094	30,855	216	177	21,657
Xingyang Splendid II	Zhengzhou	MU	12/2019	60,556	118,530	1,575	1,456	98,327
Xuzhou Colorful City	Xuzhou	M/H	06/2019	45,046	130,840	1,453	1,302	123,372
Tianjin Spring Royal Palace I	Tianjin	M/H	12/2019	131,021	139,691	1,050	1,045	131,544
Zhengzhou International New City I	Zhengzhou	H	12/2019	89,088	356,676	3,135	3,046	353,524
Henan Xin Central II	Zhengzhou	H	12/2019	37,126	109,522	1,360	1,128	108,154
Xingyang Splendid III	Zhengzhou	H	09/2019	47,709	120,873	1,518	1,084	119,137
Changsha Mulian Royal Palace	Changsha	H	12/2019	32,158	90,940	694	694	90,940
Zhengzhou International New City II	Zhengzhou	H	12/2019	41,821	176,037	1,558	1,495	171,286
Zhengzhou Fancy City II (North)	Zhengzhou	C	06/2020	30,175	108,724	3,070	2,965	89,141
Zhengzhou International New City III A	Zhengzhou	H	09/2020	22,225	96,160	864	864	96,160
Changsha Furong Thriving Family	Changsha	MU	12/2019	23,418	72,042	705	705	72,042
Suzhou Gusu Shade I (Suzhou New Project)	Suzhou	M	11/2020	10,063	11,957	78	65	9,171
Suzhou Gusu Shade II	Suzhou	M	11/2020	10,219	14,324	96	54	10,894
Suzhou Suhe Bay	Suzhou	H	12/2020	16,627	62,561	479	479	62,561
Suzhou Galaxy Bay	Suzhou	H/C	12/2020	21,183	76,456	718	711	73,363
Total				3,691,635	9,514,269	110,139	106,640	9,361,799

As of December 31, 2020, we have completed 67 projects with a total GFA of approximately 9,514,269 square meters and comprising a total of 110,139 units, more than 96.8% of which have been sold. The status of completed projects in the last three years is discussed below.

Zhengzhou Xin City. The land is located south of Yongping Road and east of Kangping Road in the New-East-Zheng District of Zhengzhou. This project covers a site area of 61,078 square meters and is expected to have a total GFA of 210,724 square meters, of which 195,537 square meters are for high-rise buildings, 10,467 square meters are for retail stores, 4,720 square meters are for basements. We acquired the site in December 2011, commenced construction of this project in March 2013, and began to deliver units in 2015. This project consists of 2,639 units. We started pre-sales in September 2013, and as of December 31, 2020 and 2021, we had sold 2,563 units with a total GFA of 208,260 square meters, and 2,596 units with a total GFA of 208,998 square meters, respectively.

Zhengzhou Thriving Family. The land is located south of Bairong Road and east of Nangang Road in Zhengzhou. This project covers a site area of 44,169 square meters and has a total GFA of 131,324 square meters, of which 113,753 square meters are for high-rise buildings, 1,135 square meters are for retail stores, 3,159 square meters are for basements and 13,463 square meters are for public rental housing. We acquired the site in September 2013, commenced construction of this project in April 2014, and delivered it in 2016. This project consists of 1,913 units. We started pre-sales in June 2014, and as of December 31, 2020 and 2021, we had sold 1,577 units with a total GFA of 130,570 square meters, and 1,658 units with a total GFA of 131,025 square meters, respectively.

Xingyang Splendid I. The land is located south of Zhengshang Road in Xingyang. This project covers a site area of 40,782 square meters and has a total GFA of 115,431 square meters, of which 115,431 square meters are for high-rise buildings. We acquired the site in November 2013, commenced construction of this project in April 2014, and began to deliver units in 2016. This project consists of 1,427 units. We started pre-sales in May 2014, and as of December 31, 2020 and 2021, we had sold 1,238 units with a total GFA of 114,463 square meters, and 1,243 units with a total GFA of 115,019 square meters, respectively.

Suzhou Lake Royal Palace. The land is located east of Yinshanhu Road and north of Xingguo Road in the Wuzhong economic development zone in Suzhou. This project covers a site area of 114,624 square meters and has a total GFA of 169,675 square meters, of which 117,517 square meters are for high-rise buildings, 50,747 square meters are for multi-layer buildings and 1,410 square meters are for retail stores. We acquired the site in September 2013, commenced construction of this project in April 2014, and began to deliver units in 2016. This project consists of 1,569 units. We started pre-sales in July 2014, and as of December 31, 2020 and 2021, we had sold 1,569 units with a total GFA of 169,675 square meters, and 1,569 units with a total GFA of 169,675 square meters, respectively.

Shanghai Royal Palace. The land is located in Zhaoxiang Town in the Qingpu District of Shanghai. This project covers a site area of 28,600 square meters and has a total GFA of 57,770 square meters, of which 45,652 square meters are for high-rise buildings and 12,118 square meters are for retail stores. We acquired the site in April 2014, commenced construction of this project in August 2014, and began to deliver units in 2016. This project consists of 622 units. We started pre-sales in January 2015, and as of December 31, 2020 and 2021, we have sold 535 units with a total GFA of 46,406 square meters, and 535 units with a total GFA of 46,406 square meters, respectively.

Chengdu Thriving Family. The land is located in the Huayangyixin Community of Chengdu. This project covers a site area of 75,008 square meters and has a total GFA of 203,379 square meters, of which 176,477 square meters are for high-rise buildings and 26,902 square meters are for retail stores. We acquired the site in January 2014, commenced construction of this project in June 2014, and began to deliver units in 2016. This project consists of 2,515 units. We started pre-sales in September 2014, and as of December 31, 2020 and 2021, we had sold 2,462 units with a total GFA of 196,676 square meters, and 2,500 units with a total GFA of 202,773 square meters, respectively.

Sanya Yazhou Bay No.1. The land is located in the Creative Industry Park in the Yacheng Town of Sanya. This project covers a site area of 78,765 square meters and has a total GFA of 119,237 square meters, of which 105,569 square meters are for high-rise buildings, 9,808 square meters are for multi-layer buildings and 2,208 square meters are for retail stores. We acquired the site in January 2014, commenced construction of this project in November 2014, and began to deliver units in 2016. This project consists of 1,605 units. We started pre-sales in November 2014, and as of December 31, 2020 and 2021, we had sold 1,605 units with a total GFA of 119,237 square meters, and 1,605 units with a total GFA of 119,237 square meters, respectively.

Kunshan Royal Palace. The land is located east of Xihuan Road and south of Guiyi Road in the Huaqiao Town in Kunshan. This project covers a site area of 145,776 square meters and has a total GFA of 280,594 square meters, of which 65,178 square meters are for multi-layer buildings, 205,445 square meters are for high-rise buildings, 640 square meters are for basements and 9,328 square meters are for retail stores. We acquired the site in October 2013, commenced construction of this project in October 2013, and began to deliver units from 2015. This project consists of 2,658 units. We started pre-sales in November 2013, and as of December 31, 2020 and 2021, we had sold 2,603 units with a total GFA of 280,092 square meters, and 2,604 units with a total GFA of 280,342 square meters, respectively.

Changsha Xinyuan Splendid. The land is located on Dongfanghong South Road in the Yuelu District of Changsha. This project covers a site area of 89,460 square meters and has a total GFA of 252,361 square meters, of which 229,366 square meters are for high-rise buildings and 22,286 square meters are for retail stores. We acquired the site in March 2014, commenced construction of this project in August 2014, and began to deliver units in 2016. This project consists of 2,952 units. We started pre-sales in November 2014, and as of December 31, 2020 and 2021, we had sold 2,923 units with a total GFA of 247,075 square meters, and 2,923 units with a total GFA of 247,075 square meters, respectively.

Xi'an Metropolitan. The land is located north of Fenghe Road in Xi'an. This project covers a site area of 85,118 square meters and has a total GFA of 285,998 square meters, of which 207,080 square meters are for high-rise buildings, 16,119 square meters are for retail stores, and 62,798 square meters are for office buildings. We acquired the site in July 2014, commenced construction of this project in December 2014, and began to deliver units in 2016. This project consists of 2,602 units. Pre-sales started in December 2014, and as of December 31, 2020 and 2021, we had sold 2,463 units with a total GFA of 277,944 square meters, and 2,463 units with a total GFA of 277,944 square meters, respectively.

Jinan Xin Central. The land is located south of Huayuan Road and west of Huaxin Road in Jinan. This project covers a site area of 51,352 square meters and has a total GFA of 195,702 square meters, of which 99,284 square meters are for high-rise buildings, 32,371 square meters are for retail stores, 51,022 square meters are for office buildings, 6,231 square meters are for public rental housing and 5,502 square meters are for basements. We acquired the site in March 2015, commenced construction of this project in May 2015, and began to deliver units in 2016. This project consists of 2,715 units. We started pre-sales in May 2015, and as of December 31, 2020 and 2021, we had sold 2,645 units with a total GFA of 193,969 square meters, and 2,715 units with a total GFA of 195,702 square meters, respectively.

Zhengzhou Xindo Park (commercial). The land is located south of Bairong Road and west of Daxue Road in Zhengzhou. This project covers a site area of 40,218 square meters and has a total GFA of 134,195 square meters, of which 109,948 square meters are for office buildings and 24,116 square meters are for retail stores. We acquired the site in September 2013, commenced construction of this project in January 2015, and began to deliver units in 2017. This project consists of 2,170 units. We started pre-sales in April 2015, and as of December 31, 2020 and 2021, we had sold 2,160 units with a total GFA of 133,508 square meters, and 2,162 units with a total GFA of 134,065 square meters, respectively.

Henan Xin Central I. The land is located south of Bairong Road and east of Xingyuan Road in Zhengzhou. This project covers a site area of 86,781 square meters and has a total GFA of 261,492 square meters, of which 210,939 square meters are for high-rise buildings, 16,028square meters are for retail stores, 26,040 square meters are for public rental housing and 8,485 square meters are for basements. We acquired the site in December 2014 and commenced construction in July 2015, and began to deliver units in 2017. This project consists of 3,177 units. We started pre-sales in July 2015, and as of December 31, 2020 and 2021, we had sold 3,012 units with a total GFA of 253,066 square meters, and 3,016 units with a total GFA of 253,697 square meters, respectively.

Zhengzhou Fancy City I. The land is located south of Dingsheng Road and west of Siji Road, in Zhengzhou. This project covers a site area of 50,656 square meters and has a total GFA of 166,740 square meters, of which 134,039 square meters are for high-rise buildings, 10,167 square meters are for retail stores, 16,741 square meters are for public rental housing and 5,762 square meters are for basements. We acquired the site in December 2014 and commenced construction in September 2015, and began to deliver units in 2017. This project consists of 1,725 units. We started pre-sales in October 2015, and as of December 31, 2020 and 2021, we had sold 1,477 units with a total GFA of 160,658 square meters, and 1,696 units with a total GFA of 162,198 square meters, respectively.

Zhengzhou Fancy City II (South). The land is located west of Songshan Road within the 4th Ring Road in Zhengzhou. This project covers a site area of 27,486 square meters and has a total GFA of 84,274 square meters, of which 78,445 square meters are for high-rise buildings, 3,628 square meters are for retail stores and 2,201 square meters are for basements. We acquired the site in April

2016 and commenced construction in June 2016, and began to deliver units in 2018. This project consists of 766 units. We started pre-sales in June 2016, and as of December 31, 2020 and 2021, we had sold 765 units with a total GFA of 84,136 square meters, and 766 units with a total GFA of 84,274 square meters, respectively.

Kunshan Xindo Park. The land is located in the Huaqiao area of Kunshan, which is within the Shanghai Outer Ring Expressway. This project covers a site area of 47,523 square meters and has a total GFA of 89,001 square meters, of which 72,750 square meters are for high-rise buildings and 16,252 square meters are for retail stores. We acquired the site in April 2016, commenced construction of this project in July 2016, and began to deliver units in 2018. This project consists of 1,077 units. We started pre-sales in July 2016, and as of December 31, 2020 and 2021, we had sold 1,052 units with a total GFA of 87,418 square meters, and 1,061 units with a total GFA of 88,862 square meters, respectively.

Xingyang Splendid II. The land is located south of Zhengshang Road in Xingyang. This project covers a site area of 60,556 square meters and has a total GFA of 118,530 square meters, of which 118,530 square meters are for high-rise buildings. We acquired the site of 7,577 square meters in November 2013 and 52,979 square meters in August 2014, commenced construction of this project in December 2014, and began to deliver units in 2017. This project consists of 1,575 units. We started pre-sales in December 2014, and as of December 31, 2020 and 2021, we had sold 1,456 units with a total GFA of 98,327 square meters, and 1,664 units with a total GFA of 100,230 square meters, respectively.

Xuzhou Colorful City. The land is located south of Kuangshan Road in the Quanshan District in Xuzhou. This project covers a site area of 45,046 square meters and has a total GFA of 130,840 square meters, of which 17,600 square meters are for multi-layer buildings, 93,889 square meters are for high-rise buildings 6,972 square meters are for retail stores and 12,379 square meters are for basements. We acquired the site in December 2011, commenced construction of this project in June 2013, and began to deliver units in 2016. This project consists of 1,453 units. We started pre-sales in November 2013, and as of December 31, 2020 and 2021, we had sold 1,302 units with a total GFA of 123,372 square meters, and 1,302 units with a total GFA of 123,372 square meters, respectively.

Tianjin Spring Royal Palace I. The land is located in Sicundian Town in the Wuqing District of Tianjin. This project covers a site area of 131,021 square meters and has a total GFA of 139,691 square meters, of which 73,383 square meters are for high-rise buildings, 5,328 square meters are for retail stores, and 60,979 square meters are for multi-layer buildings. We acquired the site in November 2014, commenced construction in October 2015, and began to deliver units in 2017. This project consists of 1,050 units. We started pre-sales in October 2015, and as of December 31, 2020 and 2021, we had sold 1,045 units with a total GFA of 131,544 square meters.

Zhengzhou International New City I. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 89,088 square meters and has a total GFA of 356,676 square meters, of which 292,330 square meters are for high-rise buildings, 21,896 square meters are for retail stores, 36,789 for public rental housing and 5,573 square meters are for basements. We acquired the site in February 2016 and commenced construction in August 2016, and began to deliver units in 2018. This project consists of 3,135 units. We started pre-sales in September 2016, and as of December 31, 2020 and 2021, we had sold 3,046 units with a total GFA of 353,524 square meters, and 3,048 units with a total GFA of 353,940 square meters, respectively.

Henan Xin Central II. The land is located south of Bairong Road and Xingyuan Road in Zhengzhou. This project covers a site area of 37,126 square meters and has a total GFA of 109,522 square meters, of which 92,687 square meters are for high-rise buildings, 3,947 square meters are for retail stores, 1,654 square meters are for basements and 11,234 square meters are for public rental housing. We acquired the site in December 2014 and commenced construction in September 2016, and began to deliver units in 2018. This project consists of 1,360 units. We started pre-sales in October 2016, and as of December 31, 2020 and 2021, we had sold 1,128 units with a total GFA of 108,154 square meters, and 1,222 units with a total GFA of 109,180 square meters, respectively.

Xingyang Splendid III. The land is located south of Zhengshang Road in Xingyang. This project covers a site area of 47,709 square meters and has a total GFA of 120,873 square meters, of which 117,505 square meters are for high-rise buildings and 3,608 square meters are for retail stores. We acquired the site in September 2013 and commenced construction in June 2017, and began to deliver units in 2019. This project consists of 1,518 units. We started pre-sales in June 2017. As of December 31, 2020 and 2021, we had sold 1,084 units with a total GFA of 119,137 square meters, and 1,277 units with a total GFA of 120,690 square meters, respectively.

Changsha Mulian Royal Palace. The land is located in the Yuhua District of Changsha. This project covers a site area of 32,158 square meters and has a total GFA of 90,940 square meters, of which 57,033 square meters are for high-rise buildings, 32,351 square meters are for multi-layer building and 1,608 square meters are for retail stores. We acquired the site in October 2016 and commenced construction in May 2017, and began to deliver units in 2019. This project consisted of 694 units. We started pre-sales in August 2017, and all of the 694 units have been sold.

Zhengzhou International New City II. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 41,821 square meters and has a total GFA of 176,037 square meters, of which 159,563 square meters are for high-rise buildings, 12,708 square meters are for retail stores and 3,766 square meters are for basements. We acquired the site in July 2016 and commenced construction in July 2017, and began to deliver units in 2019. This project consists of 1,558 units. We started pre-sale in August 2017, and as of December 31, 2020 and 2021, we had sold 1,495 units with a total GFA of 171,286 square meters, and 1,498 units with a total GFA of 171,823 square meters, respectively.

New York Oosten. The Oosten located at 421 Kent Street in the South Williamsburg neighborhood of Brooklyn, NY. Constructed in 2017, the Property is an 8-story, 481,000 square foot, Class A, mixed-use condominium building consisting of 216 residential units, community facility space, and 72 parking spots. There is roughly 9,500 square feet of community facility space and 319,000 square feet of net residential space. As of December 2021, there remains 27 units left to sell in addition to 74 parking licenses. The Community Facility space is scheduled to close in the first quarter of 2022.

Zhengzhou Fancy City II (North). The land is located west of Songshan Road within the 4th Ring Road in Zhengzhou. This project covers a site area of 30,175 square meters and has a total GFA of 108,724 square meters, of which 100,380 square meters are for multi-layer buildings and 8,344 square meters are for retail stores. We acquired the site in April 2016 and commenced construction in May 2017, and delivered units in 2019. This project consists of 3,070 units. We started pre-sales in October 2017, and as of December 31, 2020 and 2021, we had sold 2,965 units with a total GFA of 89,141 square meters, and 2,968 units with a total GFA of 89,517 square meters, respectively.

Zhengzhou International New City III A. The land is located within the south 3rd Ring Road in Zhengzhou. This project covers a site area of 22,225 square meters and has a total GFA of 96,160 square meters, of which 95,504 square meters are for high-rise buildings and 514 square meters are for retail stores. We acquired the site in May 2017 and commenced construction in November 2017, and delivered units in 2020.This project consists of 864 units. We started pre-sale in December 2017, and as of December 31, 2020 and 2021, we had sold 864 units with a total GFA of 96,160 square meters, and 864 units with a total GFA of 96,981 square meters, respectively.

Suzhou Galaxy Bay. The land is located in Taicang District in Suzhou. It will cover a site area of 21,183 square meters and has a total GFA of 76,546 square meters, of which 73,452 square meters are for high-rise buildings, and 3,094 square meters are for retail stores. We acquired the site in December 2017 and commenced construction of this project in July 2018, and delivered units in 2020. This project consists of 718 units. We started pre-sales in December 2018, and as of December 31, 2020 and 2021, we had sold 711 units with a total GFA of 73,363 square meters, and 717 units with a total GFA of 73,941 square meters, respectively.

Suzhou Gusu Shade I. The land is located in Gusu District in Suzhou. It will cover a site area of 10,063 square meters and has a total GFA of 11,957 square meters, of which 11,957 square meters are for multi-layer buildings. We acquired the site in March 2018 and commenced construction of this project in September 2018, and delivered units in 2020. This project consists of 78 units. We started pre-sales in November 2018, and as of December 31, 2020 and 2021, we had sold 65 units with a total GFA of 9,171 square meters, and 75 units with a total GFA of 11,259 square meters, respectively.

Suzhou Gusu Shade II. The land is located in Gusu District in Suzhou. This project covers a site area of 10,219 square meters and has a total GFA of 14,324 square meters, of which 14,324 square meters are for multi-layer buildings. We acquired the site in June 2018 and commenced construction of this project in October 2018, and delivered units in 2020. This project consists of 96 units. We started pre-sales in May 2019, and as of December 31, 2020 and 2021, we had sold 54 units with a total GFA of 10,894 square meters, and 70 units with a total GFA of 12,603 square meters, respectively.

Suzhou Suhe Bay. The land is located in Wujiang District in Suzhou. This project covers a site area of 16,627 square meters and has a total GFA of 62,561 square meters, of which 62,561 square meters are for multi-layer buildings. We acquired the site in April 2018 and commenced construction of this project in autumn 2018, and delivered units in 2020. This project consists of 479 units. We started pre-sales in November 2018, and as of December 31, 2020 and 2021, we had sold 479 units with a total GFA of 62,561 square meters, and 479 units with a total GFA of 62,561 square meters, respectively.

Changsha Furong Thriving Family. The land is located in Shanmu Road of East Coast Town in Changsha. This project covers a site area of 23,418 square meters and has a total GFA of 72,042 square meters of which 69,729 square meters are for high-rise buildings, and 2,528 square meters are for retail stores. We acquired the site in January 2017 and commenced construction of the project in July 2017, and delivered units in 2020. This project consists of 705 units. We started pre-sales in July 2018, and as of December 31, 2020 and 2021, we had sold 705 units with a total GFA of 72,042 square meters, and 705 unit with a total GFA of 72,042 square meters, respectively.

Properties Held for Lease

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

Target Shopping Center. Target occupies approximately 28,090 square feet, or 81%, of the retail square footage and operates a full-service Target store featuring both their retail department store as well as their grocery store. Target is fully operational and open for business.

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

Opportunity Identification

The first stage of our development process involves the identification of new opportunities for upcoming land auctions or acquisition of entities in our selected high growth cities around China. Our Land Development Department prepares a strategic plan that specifies our future project development plans and land acquisition requirements. They also conduct in-depth demographic and market research regarding our selected cities. We have formulated a set of criteria in selecting suitable high growth cities to expand our operations based on certain indicators, including, among others:

●	middle to upper rankings in economic strength;

●	populations greater than five million;
●	clear city development and planning;
●	sustainable land supply at reasonable prices for future developments;
●	acceptable competition levels in the real estate market; and
●	lower level of property speculation.

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

To ensure quality property management, we provide property management services to purchasers until they have become statutorily entitled to elect their own property management companies. As of December 31, 2020, owners of all of our developments who had become statutorily entitled to elect their property management companies had continued to choose us to manage their properties.

Our property management services include security, landscaping, building management and management of public facilities and equipment, and additional services, such as cultural activities, housekeeping and repair. We are currently managing approximately 34.67 million square meters, comprising more than 220,000 residential units.

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

We set up a specialized United States project team in 2012, comprised of U.S. local consultants and employees with substantial experience and understanding in various areas of the U.S. real estate market. As of December 31, 2021, we have a team of approximately 11 people in the United States. Their major responsibilities include project research, land valuation, property development management, contracts, and contract terms verification. We also work with outside consultants and agents familiar with the United States markets.

To date, our acquisitions in the United States have been opportunistic and have not followed a specific development model. Our first property development project in the United States, named the New York Oosten Project, is in the Williamsburg neighborhood of Brooklyn, New York. We commenced construction of the development project in November 2013. We started marketing and pre-sale of our property upon receiving approval from the state attorney general in March 2014. As of December 31, 2021, we delivered 188 of 216 units with a total GFA of 23,769 square meters for a total of US$285.8 million. Of the unsold units, Xin has offered several units for rent and given the unique product and limited comparable apartments has been able to achieve above market rents. These units have consistently outperformed other location adjacent buildings. Xin still owns the Community Facility space within the building, which we are in contract to sell 1Q2022. Xin continues to hold 74 parking licenses in the building, which we rent to unit owners and renters in the building. The parking is in high demand and we continue to hold a waiting list of interested renters. Xin will look to sell the remaining parking licenses in the future, but has no specific timeline for disposition.

In January 2016, we also acquired a parcel of land in midtown Manhattan, New York, for US$57.5 million. The land allows for approximately 10,235 sellable & rentable square meters. Our Hudson Garden project in Manhattan, New York has completed construction. With design drawing optimization, to allow for the maximum amount of prime ground floor retail along the Avenue frontage and efficient residential unit design maximizing the total number of units to 92. Hudson Garden currently has 20% of the units in contract and closing are expected to commence 1Q2021. 80% of the retail spaces have been rented and all tenants are open and operating. Retail anchor is Target Department Store, a nationally recognized credit tenant.

In August 2016, we acquired a parcel of land in the Flushing neighborhood of Queens, New York for US$66.0 million. The land allows for approximately 30,112 sellable & rentable square meters. As of December 31, 2021, the demolition of the existing building with the exception of the landmark portion has been completed. All historic artifacts have been removed from the site and are being restored offsite. The professional consultants continue to develop the plans and specifications while working through the various entitlements and approvals.

Our Leased Properties and Real Estate Related Services

Ancillary to our property development operations, we also lease certain properties, including an elementary school, two basements, seven clubhouses, thirteen parking facilities, fifteen kindergartens, seven shopping malls and a department. The rental income of our lease operations represented approximately 0.4%, 0.7% and 2.0% respectively, of our revenues for the years ended December 31, 2018, 2019 and 2020.

We provide property management services through Xinyuan Science and Technology Service Co., Ltd. For the years ended December 31, 2018, 2019 and 2020., revenues from our real estate related services represented 2.9%, 2.7% and 5.2% of our total revenue for those periods, respectively.

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

Competition

The real estate industry in China is highly competitive. We compete primarily with local and regional property developers, but an increasing number of large national property developers have also started to enter these markets. Competitive factors include the geographical location of the projects, the types of products offered, brand recognition, price, design and quality. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Residential Property Industry in China — We face intense competition from other real estate developers.” In the cities in which we operate, our major competitors include China Overseas Property Ltd., China Vanke Co., Ltd., Sunshine 100, China Resources Land Limited, Sunac China Holding Limited, Henan Zhengshang Real Estate Co., Ltd., Evergrande Group, Longfor Real Estate Co., Ltd, Greenland Group, China Overseas Property, Country Garden, and KWG Property Holding Ltd.

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

Regulations on Land

The Law of the PRC on Land Administration, implemented on June 25, 1986 and amended on December 29, 1988, August 28, 2004 and August 26, 2019 by the SCNPC, distinguishes between the ownership of land and the right to use land. All land in the PRC is either state-owned or collectively-owned, depending on location. Generally, land in urban areas within a city or town is state-owned, and all land in the rural areas of a city or town and all rural land, unless otherwise specified by law, are collectively-owned.

Although all land in the PRC is owned by the governments or by the collectives, private individuals and businesses are permitted to hold, lease and develop land for a specified term without ever owning the land, the duration of which depends on the use purpose of the land. These rights to use land are termed land use rights.

Under the Interim Regulations of the PRC on Grant and Transfer of the Right to Use State-owned Land in Urban Areas, implemented on and effective as of May 19, 1990, as amended on November 29, 2020, by the PRC State Council, enterprises, companies and other organizations who intend to hold, lease and develop the land, each a Land User, pay a premium to the government as consideration for the grant of the land use rights on terms of use prescribed by the government, and a Land User may transfer, lease and mortgage or otherwise commercially exploit the land use rights within such terms of use. The land administration authority enters into a contract with the Land User for grant of the land use rights. The Land User pays the grant premium as stipulated in the grant contract. After paying the grant premium in full, the Land User registers with the land administration authority and obtains a land use rights certificate. The certificate evidences the acquisition of the land use rights.

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

The Civil Code of the PRC, or the Civil Code, published on May 28, 2020 and effective as of January 1, 2021, which replaces Property Law of the PRC, further clarified land use rights in the PRC with the following rules:

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

Regulations on Establishment of a Real Estate Development Enterprise

In accordance with the Law of the PRC on Administration of Urban Real Estate, or Urban Real Estate Law, implemented by the SCNPC on July 5, 1994 and amended on August 30, 2007, August 27, 2009, and August 26, 2019, a developer is defined as “an enterprise which engages in the development and sale of real estate for the purposes of making profits.”

Under the Regulations on Administration of Development and Operation of Urban Real Estate, or Development Regulations, implemented by the PRC State Council on and effective as of July 20, 1998 and amended on January 8, 2011, March 19, 2018, March 24, 2019 and November 29, 2020, a real estate development enterprise must satisfy the following requirements:

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

To establish a real estate development enterprise, the developer is required to apply for registration with the department of administration of industry and commerce (i.e., Administration for Market Regulation at or above the county level). The developer must also report its establishment to the real estate administration authority in the location of the registration authority within 30 days upon receipt of its business license.

Regulations on Foreign-Invested Real Estate Enterprise

Industrial Restriction

Pursuant to the Special Administrative Measures on the Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, jointly issued by the NDRC and the MOFCOM on December 27, 2021 and enforced on January 1, 2022, the foreign investment related to real estate development does not fall within the category of industries in which foreign investment is restricted or prohibited. The 2020 Negative List enumerates the restricted industries and the prohibited industries in relation to foreign investment, and the industries such as real estate development industry which do not fall within the 2021 Negative List, shall be administered under the principle of equal treatment to domestic and foreign investment. On March 15, 2019, the Foreign Investment Law of the People’s Republic of China, or the “FIL”, was issued by SCNPC and took effect on January 1, 2020, which also provides that the industries in which foreign investment is not restricted and prohibited shall be administered under the principle of equal treatment to domestic investment, however, where verification and record-filing of a foreign investment are required, relevant provisions of the State shall still be followed.

Considering the increasing foreign investment in the real estate industry in recent years, the MOHURD, the MOFCOM, the NDRC, the PBOC, the SAIC, and the SAFE jointly implemented the Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market, or Circular No. 171, on July 11, 2006 and amended on August 19, 2015, which may impact foreign investment in the real estate industry in the following areas:

●	FIREEs must have a registered capital in amounts pursuant to and consistent with existing regulations.
●	Upon payment of the land use rights grant premium, the FIREE can apply to the land administration authority for a land use rights certificate. Upon obtaining the land use rights certificate, an FIREE may then obtain a recertification of its existing Foreign-Invested Enterprises Approval Certificate, or FIEAC, and the Business License, with the same validity period as that of such land use rights certificate; following which, the FIREE may apply to the tax administration for tax registration purposes.
●	When a foreign investor merges with a domestic real estate enterprise, or acquires a FIREE’s equity or project, the investor is required to submit a guarantee which ensures the compliance with the provisions of the land use rights grant contract, construction site planning permit and construction work planning permit, and the land use rights certificate, and the modification certification issued by the construction authorities, and the tax payments certification issued by the relevant tax authorities.
●	Foreign investors which merge with domestic real estate development enterprises by share transfers or other methods, or which acquire the equity of a PRC party in joint venture enterprises, must allocate their employees appropriately, deal with bank debts and settle the lump sum payment of the transfer price through self-owned funds. However, a foreign investor with an unfavorable record may not be allowed to conduct any of the aforesaid activities.
●	FIREEs which have failed to obtain a land use rights certificate, or which have under 35% of the total capital required for the project, will not be allowed to obtain a loan in or outside China, and foreign exchange administration departments will not approve any settlement of foreign loans by such enterprises.
●	Any Chinese or foreign investors in an FIREE may not guarantee fixed profit returns or provide other arrangements to the same effect for any party in any form.

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

Regulations on Qualifications of Developer

Under the Rules on the Administration of Qualifications of Real Estate Developers implemented on March 29, 2000 by the MOHURD and effective on the same day (amended on May 4, 2015 and December 22, 2018) a developer must apply for registration of its qualifications. An enterprise may not engage in the development and sale of real estate without a qualification classification certificate for real estate development.

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

Regulations on Development of a Real Estate Project

Commencement of a Real Estate Project and the Idle Land

According to the Circular on the Implementation of the Catalog for Restricted Land Use Projects (2012 Edition) and the Catalogue for Prohibited Land Use Projects (2012 Edition) implemented by the MLR and the NDRC on May 23, 2012, the area of a plot of land to be granted for residential use may not exceed (i) seven hectares for small cities and towns, (ii) 14 hectares for medium-sized cities or (iii) 20 hectares for large cities. The plot area ratio for residential land should not be lower than 1.0. No land may be granted for “villa” real estate projects. On December 31, 2020, Ministry of Natural Resources issued the notice to solicit public opinion on the Catalogue of Restrictions and Prohibitions on the Exploitation and Use of Natural Resources (2021) which intends to replace the Catalog for Restricted Land Use Projects (2012 Edition) and the Catalogue for Prohibited Land Use Projects (2012 Edition).

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

Planning of a Real Estate Project

The Law of the PRC on Urban and Rural Planning, implemented by the National People’s Congress on October 28, 2007 and effective as of January 1, 2008 and amended on April 24, 2015 and April 23, 2019 replacing the previous City Planning Law of the PRC, provides that a developer who has obtained land use rights by grant must, after obtaining approval for a construction project and signing a land use rights grant contract, apply to the city planning authority for the Permit for Construction Site Planning. It further provides that a developer who has a proposed construction project within the planning area of a city or town must, after obtaining a Permit for Construction Site Planning, prepare the necessary planning and design work, and submit the detailed planning and design report, together with the land use rights certificate, to the city planning authority or the town government designated by the provincial government, and apply for the Permit for Construction Work Planning.

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

Completion of a Real Estate Project

Construction projects shall be delivered for use only after passing the inspection and acceptance examinations under the Construction Law of the PRC which was implemented on November 1, 1997 and amended on April 22, 2011 and April 23, 2019.

According to the Development Regulations, the Regulations on the Acceptance Examination Upon the Completion of Construction Work and Municipal Infrastructure implemented on December 2, 2013 by the MOHURD, the Regulations on the Administration of Quality of Construction Works implemented and implemented by the PRC State Council on January 30, 2000 and amended on October 7, 2017 and April 23, 2019, and the Measures on the Administration of Reporting Details regarding Acceptance Examination Upon Completion of Construction Work and Municipal Infrastructure implemented on April 4, 2000 by the MOHURD and amended on October 19, 2009, a real estate project must comply with the relevant laws and regulations, requirements on construction quality, safety standards and technical guidance on survey, design and construction work, as well as provisions of the relevant construction contract. After the completion of works for a project, the developer must apply for an acceptance examination to the construction authority and must also report details of the acceptance examination to the construction authority. A real estate development project may only be delivered after passing the inspection and acceptance examinations. For a housing estate or building complex, an acceptance examination shall be conducted upon completion of the entire project. In the case of a cluster of real estate development projects, such as a residential area developed in phases, separate acceptance examinations may be carried out for each completed phase.

Regulations on Sale of Commodity Properties

Under the Measures for Administration of Sale of Commodity Properties implemented by the MOHURD on April 4, 2001 and effective June 1, 2001, the sale of commodity properties can include both pre-completion and post-completion sales.

Pre-completion Sales

In accordance with the Measures for the Administration of Pre-Sale of Urban Commodity Properties, or Urban Pre-Sale Measure, promulgated on November 15, 1994 by the MOHURD, which took effect on January 1, 1995 and was amended on August 15, 2001 and July 20, 2004, a developer intending to sell a commodity building before its construction work’s completion must complete pre-sale registration with the real estate administration authority of the relevant city or county to obtain a Permit for Pre-Sale of Commodity Properties.

Commodity properties may only be sold before completion if:

●	the grant land premium has been paid in full for the grant of the land use rights involved and a land use rights certificate has been obtained;
●	a permit for construction work planning and a construction permit have been obtained;
●	the funds invested in the development of the commodity properties put up for pre-sale represent 25% or more of the total investment in the project and the progress of works and the completion and delivery dates have been ascertained; and
●	the pre-sale has been registered and a permit for pre-sale of commodity properties has been obtained.

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

Management of Proceeds from Pre-sales of Properties

The Pre-sale Measures also provide that the proceeds obtained by a real estate developer from the advance sale of commodity properties must be used for the construction of the relevant projects. The specific measures for the supervision of proceeds from the pre-sale of commodity properties are formulated by the real estate administration authorities.

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

Post-completion Sales

In accordance with the Measures for Administration of Sale of Commodity Properties implemented by the MOHURD on April 4, 2001, which took effect on June 1, 2001, commodity properties may be put up for post-completion sale only when the following preconditions for such sale have been satisfied:

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

In accordance with the Pre-Sale Measures, the purchasers must apply for property ownership certificates to the local real estate administration authorities within 90 days after the delivery of pre-sale property to purchasers. The developers are required to assist and provide the purchasers with necessary verifying documents. Where the purchasers fail to obtain the property ownership certificates within 90 days thereafter due to the developer’s fault, unless otherwise provided between the developers and the purchasers, the developers will be liable for the breach of contract.

Regulations on Transfer, Mortgage and Lease

Transfer

According to the Urban Real Estate Law and the Provisions on Administration of Transfer of Urban Real Estate implemented on September 1, 1995 by the MOHURD and amended on August 15, 2001, a real estate owner may sell, bequeath or otherwise legally transfer real estate to another person or legal entity. When transferring a building, the ownership of the building and the land use rights to the site on which the building is situated are transferred as well.

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

Mortgages of Real Estate

Under the Urban Real Estate Law, the Civil Code, and the Measures on the Administration of Mortgage of Buildings in Urban Areas implemented by the MOHURD on May 9, 1997 and amended on August 15, 2001 and March 30, 2021, when a mortgage is created on the ownership of a building on state-owned land legally obtained, a mortgage will be simultaneously created on the land use rights of the land on which the building is erected. Land use rights occupied by the properties will also be mortgaged at the same time. The mortgager and the mortgagee sign a mortgage contract in writing. Within 30 days after a real estate mortgage contract has been signed, the parties to the mortgage must register the mortgage with the real estate administration authority in the city where the real estate is situated. A real estate mortgage contract will become effective on the date of registration of the mortgage. If a mortgage is created on the property placed on pre-sale or which is still undergoing construction, the registration authority will, when registering the mortgage, record such details on the mortgage contract. If the construction of the property is completed during the term of a mortgage, the parties involved will have to re-register the mortgage after the issuance of the relevant certificates evidencing the rights and ownership to the real estate.

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

On August 27, 2015, the MOHURD, the MOF and the PBOC jointly issued the Circular on Adjusting the Minimum Down Payment for the Purchase of Houses by Individuals on the Housing Provident Fund Loans, which became effective on September 1, 2015. The circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 20% for their purchase of a second house if all loans are settled on their first home.

On September 24, 2015, the PBOC and the CBRC jointly issued the Circular on Issues Concerning Further Improving Differentiated Housing Loan Policies, which provided that in the cities without restrictive measures for house purchase, the minimum down payment ratio shall be 25% or higher for the first home buyers who use the commercial individual housing loans.

On September 29, 2015, the MOHURD, the MOF and the PBOC jointly issued the Notice on further improving the Usage Efficiency of Housing Provident Fund, which became effective on October 8, 2015. According to this notice, in the case of any cities with sub-districts avail the housing provident fund with an efficiency index less than 85%, the cities shall increase the housing provident fund loans based on the housing price, loan needs and repayment capacities. The term of the indebtedness can be extended to 5 years after one’s retirement but is limited to 30 years.

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

On February 17, 2016, the MOF, the SAT and the MOHURD jointly issued Circular on Adjusting Deed Tax and Business Tax Policies for Real Estate Transactions, which became effective on February 22, 2016. Regarding deed tax, it provides that for first home buyers purchasing the only residence for their families (family members include the buyer, the buyer’s spouse and under-age children, as applicable hereinafter) with an area of 90 square meters or less, the deed tax is reduced to 1%; for a residence with an area of more than 90 square meters, the deed tax is reduced to 1.5%. For second home buyers purchasing a second residence with an area of 90 square meters or less, the deed tax is reduced to 1%; for residences with an area of more than 90 square meters, the deed tax is reduced to 2%. Regarding business tax, it provides that for any individual who sells his/her ordinary housing that is purchased and owned less than two years, full business tax is levied; for an individual who sells his/her ordinary housing purchased and owned not less than two years ago, the business tax is exempted. However, the circular specifies that the policies regarding deed tax and business tax shall not apply to Beijing, Shanghai, Guangzhou and Shenzhen, where the business tax for transfer of residences by individuals as stipulated in the Circular of the Ministry of Finance, and the State Administration of Taxation on Adjusting Business Tax Policies for Transfer of Residences by Individuals still apply. Furthermore, the MOF and the SAT jointly implemented the Circular on Issues concerning the Taxation Basis for Deed Tax, House Property Tax, Land Value-added Tax and Individual Income Tax after the Pilot Collection of Value-Added Tax in Lieu of Business Tax on May 1, 2016 which deducts VAT from the taxation basis of Deed Tax, House Property Tax, Land Value-added Tax and Individual Income Tax.

On August 20, 2020, PBOC and MOHURD proposed a pilot plan at a conference which sets three goals for real estate development companies: the debt asset ratio will not exceed 70% after deducting advance proceeds from projects sold; net debt to equity ratio will not exceed 100%; and the ratio of balance of  cash and cash equivalent to short-term borrowings will be at least 1. Based on the number of goals completed, the upper limit of annual growth rate of interest-bearing liabilities of a real estate development company varies from 5% to 15%. The pilot plan was supposed to become a formal policy in 2021, nevertheless, the governmental authority has not issued any relevant regulations or policies.

On December 31, 2020, PBOC and CBIRC issued 2021 Notice which took effect on January 1, 2021. The 2021 Notice divides all Chinese-funded banks into five (5) levels and sets different limitation on banks in different levels to provide real estate loans. For example, the amount of outstanding real estate loans of a bank in Level 1 must not account for more than 40% of its total outstanding RMB loans, while the amount of outstanding real estate loans of a bank in Level 5 must not account for more than 12.5% of its total outstanding loans denominated in RMB.

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

On April 17, 2014, the General office of the PRC State Council issued a notice that, among other things, specifically emphasizes the importance of adopting real estate tax. On November 24, 2014, the Provisional Regulations on Registration of Real Estate was implemented by PRC State Council, which and became effective on March 1, 2015 and was amended on March 24, 2019. It provides that PRC has established a nationwide property registration system to provide a uniform platform through which ownership information of every registered property can be shared in real-time among different regions in China. On October 23, 2021, the Decision on Authorizing the State Council to Carry Out a Pilot Scheme of Real Estate Tax Reform in Certain Regions was promulgated by the SCNPC. This decision provides that the State Council is authorized to implement real estate tax reforms and impose real estate taxes on owners of land use rights and houses for residential and non-residential purposes in certain pilot regions. If the PRC government promulgates regulations of real estate tax in the future, it may adversely affect the real estate market in China.

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

Regulations on Housing Supply and Improving the Healthy Development of the Real Estate Market

The Opinion of the MOHURD and Other Departments on Adjusting the Housing Supply Structure and Stabilizing Property Prices, implemented on May 24, 2006, provides the following:

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

The Environmental Impact Assessment Law, implemented by the National People’s Congress on October 28, 2002 and effective as of September 1, 2003 and amended on July 2, 2016 and December 29, 2018, provides that if the environmental impact assessment documents of a construction project have not been examined by the relevant environmental protection administrations or are not approved after examination, the authority in charge of examination and approval of the project may not approve construction on the project, and the construction work unit may not commence work.

According to the Fire Prevention Law of the People’s Republic of China promulgated by the SCNPC on April 29, 1998 and implemented on September 1, 1998, later amended on October 28, 2008 and April 23, 2019, and latest amended and implemented on April 23, 2019, fire prevention facilities design and works for construction projects shall conform to state’s fire prevention technical standards for engineering construction.

Regulations on Civil Air Defense Property

Pursuant to the National Defense Law of the PRC promulgated by the National People’s Congress, or NPC, on March 14, 1997 and amended by SCNPC on August 27,2009 and December 26, 2020, national defense assets are owned by the State. Pursuant to the Civil Air Defense Law of the PRC promulgated by the SCNPC on October 29, 1996 and amended on August 27, 2009, State supports and encourages the enterprises in kinds of way to invest in the construction of civil air defense property. The civil air defense property is used and managed at ordinary time by its investor who derives profits therefrom. The design, construction and quality of the civil air defense property must conform to the protection and quality standards established by the State. The use of civil air defense property at ordinary time shall not impair its function of air defense. Pursuant to the Interim Measures for Quality Supervision and Management of Civil Air Defense Property promulgated by the National Civil Air Defense Office on February 13, 2001, the construction of the civil air defense property shall be subject to the supervision of the relevant quality supervision department of civil air defense.

Regulations on Property Management

The Property Management Rules, amended by the PRC State Council on October 1, 2007, February 6, 2016 and March 19, 2018, regulates the property management activities. The Property Management Rules specifies the rights and obligations of property owners, Property Owners’ Committee, or the POC, and property service enterprises. For example, the property owners have the right to appoint and dismiss property service enterprises (formerly known as property management enterprises); prior to the selection of the Property Owners’ Committee, or the POC, the property developer will select a property management enterprise to provide property management services; and property management fees will be determined by mutual consent between the POC and the property management enterprise, and set forth in writing in the property management service contract. The Civil Code further provides more regulations regarding the property management services, such as the right to terminate property management service contract without any reason enjoyed by the property owners. Xinyuan Science and Technology Service Co., Ltd. is a property management company.

Regulations on Urban Landscaping Services

The Regulations Regarding Urban Landscape implemented on August 1, 1992, amended on January 8, 2011 and March 1, 2017 by the PRC State Council and the Measures on the Administration of Landscape Construction Project implemented on December 20, 2017 and the Measures on the Administration of Qualifications of Urban Landscaping Enterprises, or Urban Landscaping Measures, implemented on July 4, 1995, as amended on October 9, 2009, provide the following:

●	housing and urban-rural construction (landscaping) authorities at all levels shall not limit the bidders to those who have urban landscaping qualifications issued under Measures on the Administration of Qualifications of Urban Landscaping Enterprises and Urban Landscaping Enterprise Qualification Standards (which were both abolished on February 18, 2016); and
●	the project manager should have competent site management experience and professional and technical skills.

Regulatory Developments on Overseas Offerings

The Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), or, collectively, the Draft Rules, were issued by the CSRC on December 24, 2021, with a comment period that expired on January 23, 2022.

The Draft Rules require that a PRC domestic enterprise seeking to issue and list its securities overseas, whether directly or indirectly, must complete certain filing procedures and submit relevant information to the CSRC. The issuance and listing by an enterprise that conducts its principal business activities in the PRC is viewed an "indirect" overseas issuance and listing under the Draft Rules if the enterprise seeks to issue and list its shares in the name of an overseas enterprise on the basis of equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise. Therefore, if the Draft Rules are adopted as currently drafted and in the event that Xinyuan conducts a follow-on offering of securities, Xinyuan may be required to file with and provide certain related information to the CSRC after the Draft Rules become effective.

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

C.Organizational Structure

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

Effective October 11, 2019, Xinyuan’s property management service, or Xinyuan Service, entity was listed on the Hong Kong Stock Exchange under code ‘01895’, with 25% of the outstanding shares issued to new investors, following an internal reorganization pursuant to which Xinyuan Service became a subsidiary of Xinyuan Real Estate, Ltd. The initial public offering price for each share was HK$2.08, resulting in an initial market valuation of HK$1.04 billion. Xinyuan Real Estate, Ltd. remains the largest shareholder with 60% of total shares held, and Xinyuan Service is consolidated on Xinyuan’s financial statements.

D.Property, plant and equipment

Our headquarters and some of our subsidiaries are located in Beijing, China, where we lease approximately 8,338 square meters of office space. We also lease a total of approximately 13,127 square meters of office space in other cities where our subsidiaries are located, which includes approximately 687 square meters in Jinan, Shandong Province, 1,966 square meters in Suzhou, Jiangsu Province, 1,136 square meters in Kunshan, Jiangsu Province, 276 square meters in Xuzhou, Jiangsu Province, 4,959 square meters in Zhengzhou, Henan Province, Shaanxi Province, 1,579 square meters in Changsha and 943 square meters in Wuhan, Hunan Province, 517 square meters in Chengdu, Sichuan Province, 1,041 square meters in New York and 115 square meters in Malaysia.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

In accordance with Instruction 6 to Item 5, information with respect to the fiscal year 2018 has been omitted from this Item 5. Such information has previously been reported and is available in Item 5 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

A.Operating Results

Overview

Since our inception in 1997, we have completed 67 projects with total GFA of 9,514,269 square meters. As of December 31, 2020, we had 36 projects covering 17 cities in China, the United States and the United Kingdom with estimated total GFA of 6,895,391 square meters under construction and planning, of which 27 projects with estimated total GFA of 4,362,992 square meters were under construction. As of December 31, 2019, we had 41 projects in covering 18 cities in China, the United States and the United Kingdom cities with estimated total GFA of 7,271,992 square meters under construction and planning, of which 28 projects with estimated total GFA of 4,041,106 square meters were under construction.

Our total revenue, derived primarily from sales of residential real estate, was US$2,482.6 million in 2019 and US$1,745.8 million in 2020. Our net income was US$83.0 million and loss of US$67.5 million, respectively, for the same periods. We acquire land in China primarily through auctions of government land and acquisition of landowning entities. These acquisition methods allow us to obtain unoccupied land with unencumbered land use rights, which in turn enables us to save the time and expenses associated with protracted legal processes to obtain title, demolition and re-settlement and to commence construction quickly.

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

Principal Factors Affecting Our Results of Operations

Economic growth and demand for residential property in China and since 2012, in the United States

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the cities where we operate. As of December 31, 2020, 96.8% of the units in our completed projects have been sold. We have periodically experienced some volatilities in demand due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices, such as the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market announced by the General Office of the PRC State Council in February 2013 which, among others, requires an individual income tax at a rate of 20% on gains generated from the sale of a self-owned property (See “Item 4. Information on the Company — B. Business Overview — Regulation — China — Regulations on Real Estate Financing”). However, we expect continuing economic growth in China, rising disposable income levels and population growth in our target cities to support demand for residential properties over the next several years. If we continue to expand our business operations in the United States, trends and development in the U.S. economy, including developments in the United States housing markets, will become increasingly important to our business and results of operations.

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

Such policies relate to, among other matters, down payment ratio requirements, minimum loan interest rates and amount or percentage of mortgage financing.

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

In addition to bank debt, we obtain financing through the issuance of debt securities and through onshore corporate bonds issued by our subsidiary, Xinyuan China. As of December 31, 2021, we had outstanding US$752.1 million aggregate principal amount of Senior Secured Notes with interest rates ranging from 12.0% to 14.5%. Also as of December 31, 2021, Xinyuan China had outstanding US$101.2 million in corporate bonds. With respect to our January 2024 Senior Secured Notes , we owned interest of US$18,516,400.00 on January 25, 2022, we did not make that interest payment until February 23, 2022, which was within the 30-day grace period for interest under these Notes. For more detailed discussion of the bank borrowing and debt securities, see Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.

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

Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites increases, the auction mechanism tends to lead to higher prices. In 2019 and 2020, land use rights costs, including auction price and taxes, constituted 45.7% and 43.3% respectively, of our costs of revenue. During 2020, we incurred an aggregate of US$223,572 million for land acquisitions in China, including deposits for potential acquisitions under the negotiated land acquisition model.

We acquire our developments sites or land held for sale in the United States generally through off-market transactions, including resales and distressed sales. During 2020, we did not purchase any new property in the United States.

On March 21, 2018, we acquired from ED Group, a 50% equity stake in MDL, the developer of the Amory Tower project (previously named as the Madison project), via our wholly-owned subsidiary Xinyuan International (HK) Property Investment Co., Limited for a total consideration of US$19.1 million.

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

Our execution capability to support business expansion

Since 2006, we have been expanding our residential property development operations from Zhengzhou in Henan Province into other high growth cities. We plan to expand into additional high growth cities as suitable opportunities arise. The development of real estate projects across additional high growth cities will impose significant demand on our management and other operational resources. Moreover, we will face increased competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of our targeted high growth cities has its own market conditions, customer requirements and local regulations related to the real estate industry. In addition, while our primary focus continues to be residential real estate markets in the high growth cities in China, we have expanded into the U.S. market. Our expansion in the U.S. market, which is significantly different from China in terms of market conditions, regulatory compliance requirements and customers, imposes significant demands on our management and other operational resources. In 2014, we acquired 100% of the shares of a Malaysian company, which owns offshore land fill development rights for a total area of 170 acres (approximately 687,966 square meters). On March 21, 2018, we acquired a 50% equity stake in MDL from ED Group as mentioned above. We have no development experience in Malaysia and England, nor have we ever engaged in landfill reclamation projects. Such expansion also imposes significant demands on our capital and management resources to develop and generate future revenues from projects. The success of our business expansion depends on our ability to develop, market and deliver quality development projects on time. In addition, the progress and costs of a development project can be adversely affected by many factors, such as delays in obtaining necessary licenses, permits or approvals from relevant government authorities, failure by local contractors to comply with our designs, specifications or standards, and disputes with our third-party contractors. As we are not permitted to commence pre-sales in China until we have reached certain milestones in the construction progress for a project, any significant delay in construction could restrict our ability to pre-sell our properties, which could extend the recovery period for our investments. This, in turn, could have an adverse effect on our cash flow, investment returns, results of operations and financial position.

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

	2019		2020
	US$	%	US$	%
	(in thousands, except for percentages)
Real estate sales	2,387,032	96.1	1,604,892	91.9
Real estate leasing	16,129	0.7	34,792	2.0
Real estate management services income	67,488	2.7	91,208	5.2
Other revenue	11,984	0.5	14,871	0.9
Total revenue	2,482,633	100.0	1,745,763	100.0

The impact of foreign exchange rate variances on reported revenues in U.S. dollars was an adverse 0.04% for the year ended December 31, 2020, compared to an adverse 4.3% for the year ended December 31, 2019.

Real estate sales

Real estate sales represent revenues from the sales of residential properties we develop and acquire. Throughout this annual report, real estate sales are stated net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff applicable to property sales in the PRC which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$2.8 million, and US$2.3 million for 2019 and 2020, respectively. Beginning May 1, 2016, a value added tax instead of the business tax was levied on the relevant contracted sales value at the rate of 5 % or 11%. Beginning May 1, 2018, the rates of value added tax was levied on the relevant contracted sales value at the rate of 5% or 10%. Beginning May 1, 2019, the rates of value added tax was levied on the relevant contracted sales value at the rate of 5% or 9%.

On January 1, 2018, the Company adopted ASC 606: Revenue from Contracts with Customers, or ASC 606, issued by the Financial Accounting Standards Board. The Company adopted the guidance using the modified retrospective approach. Under the new revenue recognition standards, revenue from domestic real estate sales under the previous contract terms, which used to be recognized over time under the percentage of completion method, or POC, was not recognized until title is transferred when the Company does not have the enforceable right to payment, therefore, the revenue, cost and retained earnings decreased; on the other hand, the balance of real estate properties under development and customer deposits increased. For the year ended December 31, 2019 and 2020, all the revenues related to projects in the U.S. were recognized until title is transferred.

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

Other revenue

Other revenue consists primarily of fees received for our landscaping and computer network engineering and other real estate-related services that we provide to residents and purchasers of our residential units.

Costs of revenues

The following table sets forth a breakdown of our costs of revenues for the period indicated:

	2019		2020
	US%	%	US$	%
	(in thousands, except for percentages)
Cost of real estate sales
Land use rights costs	877,582	45.7	631,150	43.4
Construction costs	974,237	50.7	720,830	49.6
Total cost of real estate sales	1,851,819	96.4	1,351,980	93.0

Cost of real estate leasing	12,757	0.7	36,122	2.5
Cost of real estate management services	40,889	2.1	55,438	3.8
Other costs	16,858	0.8	9,756	0.7
Total Costs of revenues	1,922,323	100.0	1,453,296	100.0

Cost of real estate sales

Cost of real estate sales consists primarily of land use rights costs and construction costs. Impairment charges, if any, are also recorded under cost of real estate sales. Cost of real estate sales are capitalized and allocated to development projects using the specific identification method. When the full accrual method of revenue recognition is applied, cost of sales is recognized by determining the ratio of the area of the relevant units completed and sold to the estimated total project area, and applying that ratio to the estimated total project costs. When the over time basis of revenue recognition is applied, capitalized costs are released to our statement of comprehensive income based on the completion progress of a project.

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

Construction costs. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for flexible payments which cover substantially most of all labor, materials, fittings and equipment costs, subject to adjustments for certain prescribed contingencies, such as design changes during the construction process or changes in government-suggested steel prices or cement prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we directly purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$125.3 million, and US$105.8 million for 2019 and 2020, respectively.

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

For the years ended December 31 and 2020 we recognized impairment loss of US$9,641,537 (2019: US$nil) for our active projects, consisting of projects under construction or planning or completed or held for lease.

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

Selling and Distribution Expenses

Our selling and distribution expenses include:

●	advertising and promotion expenses, such as print advertisement costs, billboard and other display advertising costs, and costs associated with our showrooms and illustrative units;
●	sales and marketing staff costs, which consist primarily of salaries, welfares and sales commissions;

●	agency commissions of approximately 1% of contracted sales on outsourced project sales; and
●	other related expenses.

As of December 31, 2020, we employed 194 full-time sales and marketing personnel. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

●	staff salaries and benefits, quarterly and annual bonuses, and stock-based compensation;
●	traveling and office expenses;
●	professional fees, such as audit and legal fees; and
●	other expenses.

Interest Income

Interest income represents interest earned on mainly on our bank balances.

Interest Expenses

Interest expense includes (i) interest on US$300 million principal amount of our 14.20% notes due 2021 (the “October 2021 Senior Secured Notes” which were partially redeemed early in 2019), US$300 million principal amount of our 7.75% notes due 2021 (the “February 2021 Senior Secured Notes” which were partially redeemed early in 2019), US$300 million principal amount of our 8.875% notes due 2020 (the “November 2020 Senior Secured Notes” which were partially redeemed early in 2019), US$200 million principal amount of our 9.875% notes due 2020 (the “March 2020 Senior Secured Notes” which were partially redeemed early in 2019), RMB514.5 million (US$75 million) principal amount of our 12% notes due 2022, or the June 2022 Senior Secured Notes and US$300 million principal amount of our 14.50% notes due 2023, or the September 2023 Senior Secured Notes, US$628 million principal amount of our public onshore bonds (which was partially redeemed early in 2019), US$377 million principal amount of our non-public onshore bonds (which was partially redeemed early in 2019), (ii) amortization of debt issuance cost, and (iii) interest expense on capital leases.

Except for U.S. dollar and Hong Kong dollar-denominated borrowings from the following: US$128.5 million from The Bank of East Asia, US$53.0 million from Kent EB-5. LLC, and US$92.9 million from The Bank of Ozarks and US$76.5 million from Luso International Banking Ltd, all of our borrowings are granted by PRC commercial banks or financing institutions and denominated in RMB. Our senior secured notes (see below) are also denominated in U.S. dollars. Interest rates on our long-term PRC bank borrowings are typically variable and linked to benchmark rates published by the PBOC. Our weighted average interest rate on short-term bank loans and other debt as of December 31, 2020 was 7.76%. As of December 31, 2020, the PBOC benchmark rate for a one-year loan was 4.35% per annum and those for loans of more than one year ranged from 4.75% to 4.9% per annum.

The October 2021 Senior Secured Notes in the principal amount of US$300 million bear interest at the fixed rate of 14.20% per annum. The February 2021 Senior Secured Notes in the principal amount of US$300 million bear interest at a fixed rate of 7.75% per annum. The November 2020 Senior Secured Notes in the principal amount of US$300 million bear interest at a fixed rate of 8.875% per annum. The March 2020 Senior Secured Notes in the principal amount of US$200 million bear interest at a fixed rate of 9.875% per annum. The June 2022 Senior Secured Notes in the principal amount of RMB514.5 million (US$75 million) bear interest at a fixed rate of 12.00% per annum. The September 2023 Senior Secured Notes in the principal amount of US$300 million bear interest at a fixed rate of 14.50% per annum.

For the year ended December 31, 2020, out of total interest costs incurred, US$129.5 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2020 Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$344.2 million for the year of 2020, including US$312.8 million of interest on loans and notes, US$0.1 million of amortization of debt issuance costs and US$31.3 million of amortization of aircraft finance lease related interest.

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

Share of Income/(Loss) of Equity Investee

As of December 31, 2019 and 2020, the Group has a 1.85% investment in Zhengzhou Lianhe Real Estate Co., Ltd. The Group does not exercise significant influence over Zhengzhou Lianhe Real Estate Co., Ltd. and therefore, the Group accounts for the investment as nonmarketable equity security. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible. The Company adopted ASU 2016-01 and elected to record equity investments without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the Company. There were no material adjustments for observable price change or impairment related to these investments for the year ended December 31, 2020.

On January 11, 2016, the Group together with two other entities established a joint venture called Shenzhen Zhong An Financial Lease Co., Ltd., or Shenzhen Zhong An, in which the Group holds a 25% equity interest. The purpose of the joint venture is to undertake financial lease businesses. For the year ended December 31, 2020, no dividend was received (2019: US$183,427).

On November 3, 2016, the Company together with two third parties established Zhengzhou Xinci Health Service Co., Ltd., or Zhengzhou Xinci, to provide health services in Zhengzhou, in which the Company holds a 60% equity interest and injected capital amounted US$1,290,135 in 2017. Based on the articles of association, the Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over Zhengzhou Xinci’s operation and financial decisions and accounted for it as an equity method investment.

On January 9, 2017, the Company set up a limited partnership, Shenzhen Qianhai Jingjie City Renewal Investment Partnership, or Shenzhen Qianhai, with third parties and made a capital injection of US$8,118,800. Shenzhen Qianhai will focus on investment in real estate renewal projects in Shenzhen city. The Company has significant influence over Shenzhen Qianhai operating and financial decisions and accounted for it as an equity method investment.

On January 18, 2017, the Group acquired 51% equity interest in Zhengzhou Hangmei. Zhengzhou Hangmei, a consolidated subsidiary, holds a 3.75% equity interest of Zhengzhou Taike Real Estate Co., Ltd. amounting to US$738,073. The Group does not exercise significant influence over Zhengzhou Taike Real Estate Co., Ltd. and therefore, the Group accounted for the investment as nonmarketable equity security. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible. The Company adopted ASU 2016-01 and elected to record equity investments without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the Company. There were no material adjustments for observable price change or impairment related to these investments for the year ended December 31, 2020.

On April 19, 2017, the Company signed an agreement to acquire up to 70% equity interest of Qingdao Huiju Zhihui City Industrial Development Co., Ltd., or Qingdao Huiju, which is developing a real estate project in Qingdao city from Beijing Huiju Technology Industry Development Co., Ltd., a non-affiliated company for a consideration of US$505.2 million. As of December 31, 2019, US$505.2 million had been paid in exchange for 49% equity interest that has been transferred to the Company. Based on the articles of association, the Company cannot exercise control of Qingdao Huiju until it acquires the entire 70% equity interest, but has the ability to exercise significant influence over Qingdao Huiju’s operating and financial decisions and accounted for it as an equity method investment.

The Group initiated various legal actions against Beijing Huiju regarding, inter alia (i) the transfer of the remaining 21% equity interest in Qingdao Huiju to the Group and appointment of directors onto the board of Qingdao Huiju, (ii) the refunding of an unauthorized transfer of cash in the amount of US$98.7 million from Qingdao Huiju to Beijing Huiju, and (iii) the return of the business license and official seals of Qingdao Huiju being held under escrow by a third party to Qingdao Huiju. In March 2019, the PRC local court held that Beijing Huiju shall refund the unauthorized cash transferred to Beijing Huiju to Qingdao Huiju, and has frozen US$98.7 million of the cash in Beijing Huiju's bank account. In June 2021, the PRC Supreme People’s Court supported the PRC local court’s judgement and also ruled that Beijing Huiju shall refund the amount of US$98.7 million to Qingdao Huiju, which comprised the final trial under PRC litigation proceedings.  In January 2020, the local PRC court held that the third party holding the business license and official seals of Qingdao Huiju in escrow shall return such documents to Qingdao Huiju in a preliminary civil trial. In June 2020, the Qingdao Intermediate People’s Court confirmed the ruling of the preliminary civil trial after Beijing Huiju appealed to the Court against the return of business and official seals to Qingdao Huiju.  In January 2022, the China International Economic and Trade Arbitration Commission, or CIETAC, ruled that Beijing Huiju shall transfer the remaining 21% equity interest in Qingdao Huiju to the Group, that Beijing Huiju shall coordinate in completing the equity transfer registration formalities and confirmed that the Group has the right to appoint three directors onto  the board of Qingdao Huiju.  Based on independent legal advice and after due and careful enquiry, the directors of the Company are of the view that the above events shall have not any material adverse effect on the Group's investment in and receivables from Qingdao Huiju.

As of the date of this annual report, the enforcement status of the above award/judgements is that, (i) the Group is waiting for the change of equity registration formalities to be completed by Beijing Huiju within the prescribed period provided by the CIETAC; (ii) Qingdao Huiju has received the refund of US$98.7 million transferred by Beijing Huiju; and (3) Qingdao Huiju has collected the returned business license and official seals of Qingdao Huiju.

On September 4, 2017, the Company with two non-affiliated companies, established a limited partnership, Wuhu Penghong Investment Center (Limited Partnership), or Wuhu Penghong, in which the Company and the other two partners each invested US$30.6 million, US$91.8 million and US$3.1 million in cash, respectively. The other two partners hold substantive participating rights whereas the Company only exercises significant influence, and therefore, accounted for its investment in Wuhu Penghong under the equity method. On September 8, 2017, Wuhu Penghong acquired 90.57% equity interest of Guangzhou Huanglong Information Technology Co., Ltd., or Guangzhou Huanglong, for a total cash consideration of US$19.7 million.

On December 27, 2017, the Company with a non-affiliated company, established a limited partnership, called Wuhu Penghua Tenth Investment Center (Limited Partnership), or Wuhu Penghua, where the Company and the other partner invested US$367.3 million and US$153.0 million in cash, respectively. The other partner holds substantive participating rights whereas the Company only exercises significant influence, and therefore, accounted for its investment in Wuhu Penghua under the equity method. In December 2017, Wuhu Penghua and the Company made capital contributions amounting to US$6.9 million and US$0.8 million, representing a 90% and 10% equity interest in Chengdu Xinyuan Renju Enterprise Management Co., Ltd., or Chengdu Renju, respectively. The Company exercises significant influence and accounted for its investment in Chengdu Renju using equity method. On September 6, 2018, Wuhu Penghua returned to the non-affiliated partner its related investment contribution resulting in the Company becoming the sole owner of the Wuhu Penghua and Chengdu Renju. Therefore, management assessed that the acquisition constitutes an acquisition of business according to ASC805, Business combinations.

On March 20, 2018, the Company acquired 16.66% equity interest in Suzhou Hengwan Real Estate Co., Ltd., or Suzhou Hengwan, which is developing a real estate project in Suzhou city from Suzhou Hengwan Enterprise Management Consulting Co., Ltd., a non-affiliated company for a consideration of US$18.6 million. As of December 31, 2019, Suzhou Hengwan returned US$5.4 million (2018: US$7.3 million) of capital to the Company. Based on the articles of association, the Company cannot exercise control of Suzhou Hengwan, but has the ability to exercise significant influence over Suzhou Hengwan’s operating and financial decisions and accounted for it as an equity method investment.

On March 21, 2018, the Company acquired 50% equity interest in Madison Developments Limited, or MDL, which is developing a real estate project in London, England from ED Jersey Limited, a non-affiliated company for a consideration of US$19.1 million. Based on the articles of association, the Company cannot exercise control of MDL, but has the ability to exercise significant influence over MDL’s operating and financial decisions and accounts for it as an equity method investment.

On April 26, 2018, the Company acquired 51% equity interest in Henan Qingning Apartment Management Co., Ltd., or Henan Qingning, which is operating rental apartments in Henan Province, from one natural person and Henan Yangjian Industry Co., Ltd., a non-affiliated company, for a consideration of US$3.8 million. Based on the articles of association, the Company cannot exercise control of Henan Qingning, but has the ability to exercise significant influence over Henan Qingning’s operating and financial decisions and accounted for it as an equity method investment.

On May 31, 2018, the Company acquired 19.99% equity interest in Suzhou Litai Real Estate Co., Ltd., or Suzhou Litai, which is developing a real estate project in Suzhou city from Yongwei Real Estate (Suzhou) Co., Ltd., a non-affiliated company, for a consideration of US$9.3 million. As of December 31, 2019, Suzhou Litai returned US$5.7 million of capital to the Company. Based on the articles of association, the Company cannot exercise control of Suzhou Litai, but has the ability to exercise significant influence over Suzhou Litai’s operating and financial decisions and accounted for it as an equity method investment.

On June 22, 2018, the Company together with a non-affiliated company, Huzhou Tianhong Real Estate Development Co., Ltd, established a joint venture, Huzhou Xinhong Town Construction and Development Co., Ltd., or Huzhou Xinhong, in which the Company holds a 78.46% equity interest. Based on the articles of association, the Company cannot exercise control of Huzhou Xinhong, but has the ability to exercise significant influence over Huzhou Xinhong’s operating and financial decisions and accounted for it as an equity method investment.

On May 27, 2015, the Company together with a non-affiliated company, Nanjing Starry Sky Studios Management Co., Ltd. established a joint venture Beijing Starry Sky Cinema Co., Ltd., or Starry Sky, in which the Company holds a 51% equity interest. The purpose of the joint venture is to operate movie theatres. On October 18, 2018, for the best interests of the Company, the Company and its non-affiliated joint venture partner agreed that advances amounting to US$2.4 million for operational needs due from Nanjing Starry Sky should be converted to an additional 19.77% equity interest. Therefore, as of October 18, 2018, the Company’s accumulated equity interest in Starry Sky is 70.77%. Based on the latest articles of association, the Company still cannot exercise control of Starry Sky, but has the ability to exercise significant influence over Starry Sky’s operating and financial decisions and accounted for it as an equity method investment.

On September 25, 2019, the Company acquired 40% equity interest in Taizhou Yiju Real Estate Co., Ltd., or Taizhou Yiju, which is developing a real estate project in Taizhou city from Zhejiang Zhongjian Real Estate Co., Ltd., a non-affiliated company, for a consideration of US$8.5 million. Based on the articles of association, the Company cannot exercise control of Taizhou Yiju, but has the ability to exercise significant influence over Taizhou Yiju’s operating and financial decisions and accounted for it as an equity method investment.

In July 2019, the Company acquired 24% equity interest in Suzhou Rongjingchen Real Estate Co., Ltd., or Suzhou Rongjingchen, which is developing a real estate project in Suzhou city from Suzhou Kaijingsheng Real Estate Co., Ltd., a non-affiliated company, for a consideration of US$42.0 million. Based on the articles of association, the Company cannot exercise control of Suzhou Rongjingchen, but has the ability to exercise significant influence over Suzhou Rongjingchen’s operating and financial decisions and accounted for it as an equity method investment.

In December 2020, the Company together with a non-affiliated company, Hainan Jiazhaoye Industry Group Co., Ltd. agreed to make capital injection to a joint venture Jiazhaoye Health Industry (Sanya) Investment Co., Ltd., or Jiazhaoye Health, in which the Company holds a 49% equity interest. Based on the articles of association, the Company cannot exercise control of Jiazhaoye Health, but has the ability to exercise significant influence over Jiazhaoye Health’s operating and financial decisions and accounted for it as an equity method investment.

As of December 31, 2020, the Group’s investment in the investees in the aggregate exceeded its proportionate share of the net assets of the equity method investees by nil (December 31, 2019: nil). This difference, if any, represents equity method goodwill and therefore, is not amortized. For the year ended December 31, 2020, the Group recognized investment gain amounting to US$17.0 million (2019: loss of US$ 5.4 million), mainly consisting of Qingdao Huiju amounting to US$11.5 million and Taizhou Yiju amounting to US$4.6 million, respectively. As of December 31, 2019 and 2020, there was no material impairment related to these investments.

Net Loss on Debt Extinguishment

On July 10, 2017, the Company redeemed the 13% senior notes due 2019, or the June 2019 Senior Secured Notes, for a total redemption amount of US$215,456,000 consisting of the entire outstanding principal balance, interest to the redemption date and debt redemption price amounting to US$200,000,000, US$2,456,000 and US$13,000,000 (equal to the 6.5% of the outstanding principal amount), respectively. The Company recognized loss on extinguishment of debt amounting to US$15,879,702, consisting of both the debt redemption price amounting to US$13,000,000 and unamortized deferred debt issuance costs amounting to US$2,879,702. The Company funded the redemption using the proceeds from the issuance of the February 2021 Senior Secured Notes.

From August 14, 2019 to November 12, 2019, the Company redeemed the 8.2% onshore corporate bonds due 2020, or the First Tranche Bonds, for a total principal amount of RMB 0.4 billion (US$57 million). The Company recognized loss on extinguishment of debt amounting to US$1,484, consisting of both the debt redemption price amounting to US$175 and unamortized deferred debt issuance costs amounting to US$1,659.

From June 21, 2019 to August 12, 2019, the Company redeemed the 8.2% onshore corporate bonds due 2021, or the Second Tranche Bonds, for a total principal amount of RMB 90 million (US$13 million). The Company recognized gain on extinguishment of debt amounting to US$127,864, consisting of both the debt redemption price amounting to US$128,426 and unamortized deferred debt issuance costs amounting to US$562.

From March 14, 2019 to August 14, 2019, the Company redeemed the 8.2% onshore corporate bonds due 2021, or the Third Tranche Bonds, for a total principal amount of RMB0.5 billion (US$71 million). The Company recognized loss on extinguishment of debt amounting to US$743,034, consisting of both the debt redemption price amounting to US$740,934 and unamortized deferred debt issuance costs amounting to US$2,100.

On April 7, 2019, the Company redeemed the 8.2% onshore corporate bonds due 2020, or the 2017 Tranche, remaining amount of RMB 0.63 billion (US$90 million), recognizing loss on extinguishment of debt amounting to US$1,535,132 in 2019, consisting of the debt redemption price amounting to US$1,535,132.

From August 26, 2019 to September 23, 2019, the Company redeemed the 8.5% onshore corporate bonds due 2020, or the 2018 Tranche, for a total principal amount of RMB76 million (US$11 million). The Company recognized loss on extinguishment of debt amounting to US$20,958, consisting of unamortized deferred debt issuance costs amounting to US$20,958.

From January 4, 2019 to June 21, 2019, the Company redeemed 8.5% onshore corporate bonds due 2022, or the 2019 Tranche, for a total principal amount of RMB591 million (US$85 million). The Company recognized loss on extinguishment of debt amounting to US$1,894,262 in 2019, consisting of both the debt redemption price amounting to US$1,428,945 and unamortized deferred debt issuance costs amounting to US$465,317.

From April 1, 2019 to June 21, 2019, the Company redeemed the 8.4% onshore corporate bonds due 2022, or the 2019 First Tranche Bonds, for a total principal amount of RMB637 million (US$91 million). The Company recognized loss on extinguishment of debt amounting to US$3,977,493 in 2019, consisting of both the debt redemption price amounting to US$3,494,668 and unamortized deferred debt issuance costs amounting to US$482,825.

From January 1, 2019 to December 31, 2019, the Company redeemed 8.125% senior notes due 2011, or August 2019 Senior Secured Notes, for a total principal amount of US$288.1 million. The Company recognized loss on extinguishment of debt amounting to US$1,111,583 in 2019, consisting of the loss from the difference between repurchase price and principal amount of the debt amounting to US$125,165 and the loss from unamortized deferred debt issuance costs amounting to US$986,418.

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

From January 1, 2020 to December 31, 2020, the Company redeemed the February 2021 Senior Secured Notes for a total principal amount of US$41 million. The Company recognized loss on extinguishment of debt amounting to US$588,507, consisting of the loss from the difference between repurchase price and principal amount of the debt amounting to US$348,581 and the loss from unamortized deferred debt issuance costs amounting to US$239,926.

From January 1, 2020 to December 31, 2020, the Company redeemed the November 2020 Senior Secured Notes for a total principal amount of US$29.93 million. The Company recognized loss on extinguishment of debt amounting to US$216,290, consisting of the loss from the difference between repurchase price and principal amount of the debt amounting to US$42,214 and the loss from unamortized deferred debt issuance costs amounting to US$174,076.

From January 1, 2020 to December 31, 2020, the Company redeemed the October 2021 Senior Secured Notes for a total principal amount of US$43.5 million. The Company recognized loss on extinguishment of debt amounting to US$176,209, consisting of the loss from the difference between repurchase price and principal amount of the debt amounting to US$176,209.

From January 1, 2020 to December 31, 2020, the Company redeemed the September 2023 Senior Secured Notes for a total principal amount of US$1 million. The Company recognized loss on extinguishment of debt amounting to US$7,334, consisting of the loss from the difference between repurchase price and principal amount of the debt amounting to US$7,334.

Income Taxes

The following table sets forth the components of income taxes for the periods indicated:

	2019		2020
	US$	%	US$	%
	(in thousands, except for percentages)
Corporate income tax	133,862	89.0	(21,472)	(15.9)
Land appreciation tax	68,631	45.6	90,908	67.3
Deferred tax benefit	(52,015)	(34.6)	65,623	48.6
Income taxes	150,478	100.0	135,059	100.0

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

We have made provision for the corporate income tax, or CIT, payable by our PRC subsidiaries based on the statutory income tax rate of 25%, after appropriate adjustments to our taxable income used in the calculation. The difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis had been treated as an unrecognized tax benefit under ASC 740-10 “Income Tax,” or ASC 740-10, which has a balance of US$101.2 million as of December 31, 2020. The increase in the current year liability for unrecognized tax benefits is attributable to deemed interest income from subsidiaries of us during the year amounting to US$23.9 million, reclassification from prior year tax payable amounting to US$13.7 million and related late payment interests amounting to US$3.2 million.

Hong Kong

Our HK subsidiaries are subject to income tax at the statutory rate of 16.5% in accordance with the HK profits tax laws and regulations. We did not make any provisions for Hong Kong Profits Tax as there were no assessable profits arising in or derived from Hong Kong for any of the periods presented. Under the Hong Kong tax law, our HK subsidiaries are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

On May 30, 2014, the Modern City project developed by Henan Xinyuan Real Estate Co., Ltd., completed the LAT final settlement with the local tax bureau. We received a tax clearance certificate, which confirmed that our accrual under the deemed profit method was adequate and there were no additional tax adjustments assessed by the local tax bureau as of May 30, 2014. Based on the above, management performed a reassessment and concluded that the likelihood of the deemed profit method being overturned is only reasonably possible, and accordingly reversed the LAT liability accrued for the project amounting to US$16.2 million as of December 31, 2014. Our estimate for the reasonably possible contingency for LAT related to the Modern City project amounted to US$16.2 million and US$16.2 million, respectively, as of December 31, 2015 and December 31, 2016. The statute of limitation has lapsed as of May 30, 2017 and therefore, there is no related contingency as of December 31, 2019 or December 31, 2020.

For the years ended December 31, 2020, we have made provision for LAT with respect to properties sold up to December 31, 2020 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

Share-based Compensation Expense

We have six share-based compensation plans: (1) our 2007 long-term incentive plan (which expired in 2017 but for which options remain outstanding), (2) our 2014 Restricted Stock Unit Plan, or the 2014 RSU Plan, (3) our 2015 long-term incentive plan, (4) on January 31, 2019, Xinyuan Property Management Service (Cayman) Ltd., a subsidiary of us, operates a restricted share award scheme, or the Scheme, (5) on September 28, 2019, we approved the employee stock option plan of Xinzhuang Technology Co. Ltd., or Xinzhuang Technology, and (6) our 2020 restricted stock unit plan, effective June 30, 2020.

Under our 2007 long-term incentive plan, as of December 31, 2020, 199,400 options remain outstanding and exercisable. Under our 2014 RSU Plan, we have granted 12,453,194 restricted common shares to employees and directors that vest ratably over a three-year service vesting period. Under our 2015 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 20,000,000 common shares. As of December 31, 2020, 2,796,734 options remain outstanding and exercisable, and 14,865,808 shares remained eligible for future grants under the plan.

We charged compensation cost of US$5.6million and US$4.5 million as of December 31, 2019 and December 31, 2020 in the general and administrative expenses. For a description of the grants under each of the plans, see Note 16 of the consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents a summary of our consolidated statements of comprehensive income by amount and as a percentage of our total revenue during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	2019		2020
	US$	%	US$	%
	(in thousands, except for percentages)
Revenue	2,482,633	100.0	1,745,763	100.0
Costs of revenue	(1,922,323)	(77.4)	(1,453,296)	(83.2)
Gross profit	560,310	22.6	292,467	16.8
Selling and distribution expenses	(86,761)	(3.5)	(66,886)	(3.8)
General and administrative expenses	(163,687)	(6.6)	(154,177)	(8.8)
Gain on disposal of property held for lease	—	—	82,806	4.7
Impairment losses on goodwill	—	—	(6,400)	(0.4)
Operating income	309,862	12.5	147,810	8.5
Interest income	51,494	2.1	33,406	1.9
Interest expense	(113,775)	(4.6)	(129,487)	(7.4)
Exchange loss	(7,376)	(0.3)	(3,094)	(0.2)
Other income /(loss)	5,849	0.2	(1,296)	(0.1)
Share of (loss)/gain of equity investees	(5,416)	(0.2)	17,028	1.0
Net loss on debt extinguishment	(8,581)	(0.3)	(1,843)	(0.1)
Gain on short-term investments	1,451	0.1	5,053	0.3
Income from operations before income taxes	233,508	9.4	67,577	3.9
Income taxes	(150,478)	(6.1)	(135,060)	(7.7)
Net income/(loss)	83,030	3.3	(67,483)	(3.8)
Net income attributable to non-controlling interest	(14,684)	(0.6)	(13,557)	(0.8)
Net income/(loss) attributable to Xinyuan Real Estate Co., Ltd. shareholders	68,346	2.7	(81,040)	(4.6)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

Revenue decreased by US$736.9 million, or 29.7%, to US$1,745.8 million for the year ended December 31, 2020 from US$2,482.6 million for the year ended December 31, 2019.

Real estate sales

Revenue from real estate sales decreased by US$782.1 million, or 32.8%, to US$1,604.9 million for the year ended December 31, 2020 from US$2,387.0 million for the year ended December 31, 2019, principally due to the impact of Covid-19 in 2020.

The following table sets forth the percentage of completion, the percentage sold and related revenues for our pre-sold projects for each of the years ended December 31, 2019 and 2020. The revenues for our new pre-sold projects since January 1, 2018 are recognized on an over time basis upon the adoption of ASC 606 and recognized at a point in time in the United States. For information regarding revenue recognition on an over time basis and at a point in time, see “Critical Accounting Policies,” below.

				Percentage Sold (2)
		Percentage Complete		Accumulated as of
Project	Total GFA	as of December 31, (1)		December 31		Revenues Recognized for The Year Ended December 31,
		2019	2020	2019	2020	2019		2020
	m2%		%	%	%	US$	%(3)	US$	%(3)
Chengdu region
Chengdu Xinyuan Splendid I	231,032	100.0	100.0	99.0	99.0	28,871	—	(21,017)	—
Chengdu Xinyuan Splendid II	217,009	100.0	100.0	100.0	100.0	—	—	–	—
Chengdu Thriving Family	203,379	98.8	99.7	78.7	82.6	12,108,905	0.5	5,645,369	0.4
Chengdu Xinyuan City (4)	741,594	39.2	56.5	17.0	41.2	73,052,145	3.1	217,335,506	13.5
Shanghai region
Shanghai Royal Palace	57,770	99.9	99.9	64.9	67.2	413,385	—	(86,714)	—
Suzhou International City Garden	204,147	100.0	100.0	99.5	100.0	—	—	–	—
Suzhou Xin City	127,291	100.0	100.0	100.0	100.0	(100,116)	—	–	—
Suzhou Lake Royal Palace	169,675	99.9	100.0	100.0	100.0	945,133	—	(46,339)	—
Kunshan International City Garden	497,948	100.0	100.0	100.0	100.0	33,466	—	–	—
Kunshan Royal Palace	280,594	99.9	100.0	99.1	99.5	3,284,198	0.1	2,631,435	0.2
Kunshan Xindo Park	89,001	99.3	99.9	97.5	97.5	35,066,962	1.5	6,969,495	0.4
Xuzhou Colorful City	130,840	98.7	100.0	95.4	96.5	63,073,916	2.6	(24,313)	—
Kunshan Xinyu Jiayuan (4)	107,935	71.6	84.7	48.3	70.6	73,412,318	3.1	84,812,248	5.3
Suzhou Galaxy Bay (4)	76,546	78.3	96.5	76.9	77.5	65,459,271	2.7	20,694,517	1.3
Suzhou Gusu Shade I (4)	11,957	91.5	99.1	75.4	79.2	38,144,452	1.6	5,310,027	0.3
Shandong region
Jinan International City Garden	264,357	100.0	100.0	99.8	99.8	616,449	—	23,472	—
Jinan Xinyuan Splendid	572,170	100.0	100.0	99.4	99.4	362,592	—	700,856	—
Shandong Royal Palace	449,753	95.7	99.0	98.0	98.4	127,737,479	5.4	127,836,668	8.0
Jinan Xin Central	195,702	99.0	100.0	88.0	92.9	11,680,481	0.5	8,030,980	0.5
Qingdao Royal Dragon Bay (4)	161,866	54.0	72.4	52.1	70.9	107,136,726	4.5	98,392,087	6.1
Jinan Royal Spring Bay (4)	124,513	78.4	94.4	25.5	57.6	27,591,363	1.2	50,723,157	3.2
Henan region
Zhengzhou Xinyuan Colorful Garden	191,781	100.0	100.0	100.0	100.0	361,119	—	414,100	—
Zhengzhou Finance Square	67,225	100.0	100.0	100.0	100.0	—	—	–	—
Zhengzhou Modern City	231,905	100.0	100.0	100.0	100.0	(341,364)	—	276,519	—
Zhengzhou Century East A	76,469	100.0	100.0	99.8	100.0	41,350	—	17,913	—
Zhengzhou Century East B	166,481	100.0	100.0	100.0	100.0	175,955	—	–	—
Zhengzhou Xin City	210,724	100.0	100.0	98.5	98.5	1,189,804	—	1,931,745	0.1
Henan Thriving Family	131,324	98.8	99.4	89.4	89.4	7,237,244	0.3	1,658,828	0.1
Henan Xin Central I	261,492	97.8	99.2	92.5	92.5	18,549,383	0.8	2,113,629	0.1
Xingyang Splendid I	115,431	89.2	92.1	78.2	80.2	(435,808)	—	116,373	—
Xingyang Splendid II	118,530	80.2	84.0	74.7	74.7	5,793,602	0.2	1,268,467	0.1
Xingyang Splendid III	120,873	95.2	99.6	97.7	97.7	84,937,721	3.6	5,238,528	0.3
Xingyang Splendid IV (4)	151,834	38.2	50.5	37.1	76.8	16,148,676	0.7	42,827,579	2.7
Zhengzhou Xindo Park	134,195	95.2	98.5	88.3	88.1	6,086,531	0.3	2,094,711	0.1
Zhengzhou Fancy City I	166,740	98.2	99.7	88.6	90.1	9,406,840	0.4	2,159,279	0.1
Zhengzhou Fancy City III (4)	80,628	79.2	86.4	82.9	90.0	80,148,278	3.4	16,114,905	1.0
Zhengzhou International New City I	356,676	89.9	96.6	95.8	97.5	292,248,993	12.2	13,538,036	0.8
Zhengzhou International New City II	176,037	76.3	86.5	97.0	97.3	290,908,227	12.2	47,349,139	2.9
Zhengzhou International New City III A	96,160	68.6	85.6	99.4	96.0	—	—	177,677,907	11.1
Zhengzhou Fancy City II (South)	84,274	90.4	96.6	96.8	96.8	8,341,028	0.3	904,065	0.1
Zhengzhou Fancy City II (North)	108,724	73.9	88.2	88.0	88.0	32,778,802	1.4	1,985,703	0.1
Henan Xin Central II	109,522	88.6	98.7	92.1	92.7	9,173,528	0.4	1,785,015	0.1
Zhengzhou International New City III B (4)	119,366	63.8	81.3	98.8	98.1	27,370,402	1.1	43,856,883	2.7
Zhengzhou International New City III C (4)	82,965	73.2	75.1	76.3	90.1	55,497,173	2.4	15,259,944	1.1
Zhengzhou International New City III D (4)	46,074	71.5	84.3	88.8	89.4	7,844,282	0.3	11,536,011	0.7
Zhengzhou International New City IV (4)	202,002	67.6	72.0	86.7	90.6	225,080,429	9.4	27,937,694	1.7
Zhengzhou Hangmei International Wisdom City I (4)	143,181	70.6	80.2	60.5	71.0	27,893,446	1.2	19,574,970	1.2
Xinyuan Golden Water View City (4)	331,367	71.6	77.1	24.2	49.8	87,703,634	3.7	159,085,001	9.9
Xingyang Splendid V (4)	80,486	40.5	53.7	66.1	84.5	22,310,294	0.9	15,481,471	1.0
Zhengzhou International New City IV B10 (4)	92,751	58.3	59.2	57.3	82.5	43,132,963	1.8	18,693,756	1.2
Zhengzhou International New City A04 (4)	105,987	56.9	55.5	21.2	52.4	23,001,979	1.0	32,319,279	2.0
Zhengzhou Xinyuan Palace I	121,983	—	55.8	—	75.7	—	—	103,617,428	6.7
Anhui region
Hefei Wangjiang Garden	145,455	100.0	100.0	100.0	100.0	3,804	—	(337)	—
Beijing region
Beijing Xindo Park	133,920	99.9	99.9	86.5	89.2	76,051	—	3,453,153	0.2
Beijing Tongzhou Liyuan	72,623	—	63.8	—	6.5	—	—	22,692,812	1.4
Tianjin Spring Royal Palace I	139,691	91.3	98.8	83.9	83.9	76,965,744	3.2	477,625	—
Tianjin Spring Royal Palace II (4)	144,581	73.8	88.1	53.1	60.0	49,528,788	2.1	35,782,625	2.2
Changsha region
Changsha Xinyuan Splendid	251,652	98.1	99.9	95.6	95.6	2,045,776	0.1	(73,759)	—
Changsha Mulian Royal Palace	90,940	99.1	100.0	100.0	100.0	140,722,641	5.9	193,530	—
Changsha Furong Thriving Family (4)	72,042	69.3	98.6	99.7	99.9	15,174,132	0.6	27,601,674	1.7
Sanya region
Sanya Yazhou Bay No.1	119,237	98.1	100.0	96.4	96.7	43,820,015	1.8	10,084,944	0.6
Xi’an region
Xi’an Metropolitan	285,997	98.0	98.6	87.4	88.6	6,919,122	0.3	11,028,793	0.7
Dalian region
Dalian International Health Technology Town I (4)	103,845	45.2	66.4	32.4	77.3	18,625,567	0.8	44,168,392	2.8
Dalian International Health Technology Town I-A2	9,193	—	65.7	—	47.9	—	—	4,999,655	0.3
Guangdong region
Foshan Xinchuang AI International Science and Technology Innovation Valley (4)	194,404	53.9	65.3	5.7	28.2	9,767,421	0.4	47,792,820	3.0
US
Northern Nevada Land Portfolio	N/A	N/A	N/A	N/A	N/A	—	—	—	—
Lennox Project	N/A	N/A	N/A	N/A	N/A	—	—	—	—
New York Oosten	30,855	N/A	N/A	N/A	N/A	750,000	—	927,700	—
Total	11,193,321					2,387,031,568	100.0	1,604,891,939	100.0

(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.
(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.
(3)	Percentage of all real estate sales revenues for the financial period, including revenues recognized on an “over time” basis and until title was transferred.
(4)	The revenues for these projects are recognized on an over time basis.

The following table sets forth the square meters sold and average selling price per square meter for each pre-sold project, each reportable segment and on a consolidated basis for each of the years ended December 31, 2019 and 2020:

Project	Year Ended December 31,
	2019			2020
		Square	Average		Square Meters	Average
	Contract Sales	Meters Sold	Selling Price	Contract Sales	Sold	Selling Price
	US$	m2	US$/m2	US$	m2	US$/m2
Chengdu Region
Chengdu Xinyuan Splendid I	—	—	—	—	—	—
Chengdu Xinyuan Splendid II	140,502	64	2,195	1,956,768	—	—
Chengdu Thriving Family	(2,792,165)	(2,837)	984	5,127,128	1,413	3,629
Chengdu Xinyuan City	176,767,268	121,908	1,450	333,150,438	211,765	1,573
Total	174,115,605	119,135	1,461	340,234,334	213,178	1,596
Shanghai region
Shanghai Royal Palace	39,149	—	—	—	—	—
Suzhou Lake Royal Palace	—	—	—	(824,901)	61	(13,523)
Suzhou Galaxy Bay	100,719,796	48,415	2,080	1,879,529	598	3,143
Suzhou Gusu Shade I	45,325,562	8,409	5,390	2,341,196	638	3,670
Suzhou Suhe Bay *	120,862,573	38,557	3,135	—	—	—
Suzhou Gusu Shade II **	38,297,807	6,909	5,543	16,880,139	3,984	4,237
Huzhou Silk Town ***	52,713,399	21,883	2,409	33,031,755	12,161	2,716
Suzhou Linhu Lake Project	—	—	—	85,764,446	31,709	2,705
Kunshan International City Garden	—	—	—	—	—	—
Kunshan Royal Palace	—	—	—	2,173,947	1,170	1,858
KunshanXindo Park	(4,366,292)	(1,739)	2,511	2,253,486	1,211	1,861
Kunshan Xinyu Jiayuan	104,943,652	30,469	3,444	79,340,513	24,064	3,297
Xuzhou Colorful City	(809,093)	940	(861)	1,520,400	869	1,750
Total	457,726,553	153,843	2,975	224,360,510	76,465	2,934
Shandong region
Jinan International City Garden	811,327	896	905	43,945	208	211
Jinan Xinyuan Splendid	669,617	1,414	474	107,142	1,045	103
Shandong Royal Palace	28,512,389	8,691	3,281	5,589,055	6,538	855
Jinan Xin Central	5,703,601	3,549	1,607	13,607,303	7,125	1,910
Qingdao Royal Dragon Bay	211,377,608	72,466	2,917	72,667,155	22,801	3,187
Jinan Royal Spring Bay	35,772,711	28,459	1,257	48,605,486	39,795	1,221
Qingdao Longxi	—	—	—	87,793,307	30,877	2,843
Total	282,847,253	115,475	2,449	228,413,393	108,389	2,107
Henan region
Zhengzhou Royal Palace	328	—	—	—	—	—
Zhengzhou Modern City	93,470	125	748	—	—	—
Zhengzhou Yipin Xiangshan Phase II	7,324	—	—	—	—	—
Zhengzhou Century East A	6,516	—	—	—	—	—
Zhengzhou Century East B	2,259	—	—	10,512	7	1,502
Zhengzhou Xin City	2,909,721	1,677	1,735	135,471	30	4,516
Zhengzhou Thriving Family	95,552	255	375	2,092,950	1,020	2,052
Henan Xin Central I	3,705,213	1,246	2,974	835,978	(568)	(1,472)
Zhengzhou Xindo Park	1,654,974	1,459	1,134	(77,269)	51	(1,515)
Xingyang Splendid I	7,284,479	6,722	1,084	656,486	773	849
Xingyang Splendid II	15,905,450	14,469	1,099	548,313	307	1,786
Xingyang Splendid III	5,619,346	3,022	1,859	454,113	273	1,663
Zhengzhou Fancy City I	(1,727,292)	(962)	1,796	1,113,879	1,373	811
Zhengzhou Fancy City II (South)	30,931,489	12,176	2,540	7,620,487	2,895	2,632
Zhengzhou International New City I	1,901,146	667	2,850	1,618,840	1,606	1,008
Henan Xin Central II	2,139,322	160	13,371	7,648,291	4,168	1,835
Zhengzhou Fancy City II (North)	23,943,077	17,237	1,389	(18,069,303)	(12,748)	1,417
Zhengzhou International New City II	17,152,144	6,793	2,525	5,690,555	1,259	4,520
Zhengzhou International New City III A	1,911,484	617	3,098	7,993,012	165	48,442
Zhengzhou International New City III B	3,562,470	1,743	2,044	6,560,016	712	9,214
Zhengzhou International New City III D	4,214,784	1,485	2,838	630,047	—	—
Zhengzhou Hangmei International Wisdom City I	30,795,601	29,086	1,059	19,997,599	22,458	890
Xingyang Splendid IV	44,924,042	40,056	1,122	70,020,043	68,195	1,027
Xinyuan Golden Water View City	122,873,568	42,220	2,910	207,786,800	91,825	2,263
Zhengzhou Fancy City III	104,640,984	57,108	1,832	8,584,258	4,644	1,848
Zhengzhou International New City III C	72,881,352	40,871	1,783	19,098,794	7,995	2,389
Zhengzhou International New City IV	360,369,948	169,948	2,120	25,572,648	14,508	1,763
Zhengzhou International New City IV B10	80,702,344	51,211	1,576	33,857,026	28,407	1,192
Zhengzhou International New City A04	45,067,930	22,117	2,038	64,106,108	37,811	1,695
Xingyang Splendid V	60,104,343	54,266	1,108	16,665,749	15,739	1,059
Zhengzhou Derun Project I	—	—	—	211,199,652	105,623	2,000
Total	1,043,673,368	575,774	1,813	702,351,055	398,528	1,762
Beijing region
Beijing Xindo Park	(278,714)	(52)	5,360	8,156,376	2,735	2,982
Tianjin Spring Royal Palace I	502,391	302	1,664	—	—	—
Tianjin Spring Royal Palace II	54,594,531	28,547	1,912	32,205,804	17,936	1,796
Beijing Tongzhou Liyuan	—	—	—	38,794,619	4,737	8,190
Total	54,818,208	28,797	1,904	79,156,799	25,408	3,115
Hunan region
Changsha Xinyuan Splendid	(5,201,934)	(2,719)	1,913	365,959	884	414
Changsha Mulian Royal Palace	(277,083)	(159)	1,743	(196,676)	(52)	3,782
Changsha Furong Thriving Family	1,725,396	321	5,375	(142,895)	(103)	1,387
Total	(3,753,621)	(2,557)	1,468	26,388	729	36
Hainan region
Sanya Yazhou Bay No.1	31,111,507	13,882	2,241	10,339,192	4,618	2,239
Xi’an region
Xi’an Metropolitan	5,270,757	2,848	1,851	16,069,717	6,137	2,618
Dalian region
Dalian International Health Technology Town I	44,175,421	32,151	1,374	57,939,658	50,858	1,139
Dalian International Health Technology Town II	—	—	—	8,303,134	4,394	1,890
Total	44,175,421	32,151	1,374	66,242,792	55,252	1,199
Guangdong region
Foshan Xinchuang AI International Science and Technology Innovation Valley	19,834,112	12,671	1,565	76,386,684	56,284	1,357
U.S.
New York Oosten Project	750,000	108	6,944	927,700	80	11,564
Grand Total	2,110,569,163	1,052,127	2,006	1,744,508,564	945,068	1,846

*The Company owns 16.66% equity interest in a joint venture, Suzhou Hengwan Real Estate Co., Ltd. which develops Suzhou Suhe Bay. The Company accounts for its investment under the equity method.

**The Company owns a 19.99% equity interest in Suzhou Litai Real Estate Co., Ltd., which develops Suzhou Gusu Shade II. The Company accounts for its investment under the equity method.

***The Company owns 78.46% equity interest in a joint venture, Huzhou Xinhong Town Construction and Development Co., Ltd. which develops Huzhou Silk Town. The Company accounts for its investment under the equity method.

Total square meters sold decreased to 945,096 square meters for the year ended December 31, 2020 from 1,052,127 square meters for the year ended December 31, 2019. The decrease was mainly due to decreased sales of newly launched projects in 2020.

The overall aggregate average selling price per square meter for the year ended December 31, 2020 decreased to US$1,846 from US$2,006 for the year ended December 31, 2019, primarily due to decreased pre-sales of higher margin saleable units that occurred in 2020.

Chengdu region. Total square meters in this region sold for the year ended December 31, 2020 increased to 213,178 square meters from 119,135 square meters for the year ended December 31, 2019, primarily due to increased sales of Chengdu Xinyuan City. The average selling price per square meter for the year ended December 31, 2020 increased to US$1,461 from US$1,596 for the year ended December 31, 2019.

Shanghai region. Total square meters sold for the year ended December 31, 2020 decreased to 76,465 square meters from 153,483 square meters for the year ended December 31, 2019, mainly due to the decreased sales of projects in Shanghai region. The average selling price per square meter for the year ended December 31, 2020 slightly decreased to US$2,934 from US$2,975 for the year ended December 31, 2019.

Shandong region.Total square meters sold for the year ended December 31, 2020 decreased to 76,465 square meters from 153,483 square meters for the year ended December 31, 2019, mainly due to the decreased sales of projects in Shanghai region. The average selling price per square meter for the year ended December 31, 2020 slightly decreased to US$2,934 from US$2,975 for the year ended December 31, 2019.

Henan region. Total square meters sold for the year ended December 31, 2020 decreased to 398,528 square meters from 575,774 square meters for the year ended December 31, 2019, mainly due to decreased sales of Xingyang Splendid III, Zhengzhou International New City I, Zhengzhou Fancy City II (North), Zhegnzhou Fancy City III, Zhengzhou International New City III C, Zhengzhou International New City IV, Zhengzhou International New City IV B10 and Xingyang Splendid V, partially offset by newly launched pre-sales of Zhengzhou Derun Project I. The average selling price per square meter for the year ended December 31, 2020 decreased to US$1,762 from US$1,813 for the year ended December 31, 2019.

Beijing region. Total square meters sold for the year ended December 31, 2020 slightly decreased to 25,408 square meters from 28,797 square meters for the year ended December 31, 2019, mainly due to reductions of saleable units of Tianjin Spring Royal Palace II, partially offset by newly launched pre-sales of Beijing Tongzhou Liyhuan. The average selling price per square meter for the year ended December 31, 2020 increased to US$3,115 from US$1,904 for the year ended December 31, 2019.

Hunan region. Total square meters sold for the year ended December 31, 2020 increased to 729 square meters from (2,557) square meters for the year ended December 31, 2019, mainly due to increases in sales of Changsha Xinyuan Splendid.

Hainan region. Total square meters sold for the year ended December 31, 2020 decreased to 4,618 square meters from 13,882 square meters for the year ended December 31, 2019, mainly due to reductions of saleable units of Sanya Yazhou Bay No.1. The average selling price per square meter for the year ended December 31, 2020 slightly decreased to US$2,239 from US$2,241 for the year ended December 31, 2019, resulting from the decrease in high margin units available for sale.

Xi’an region. Total square meters sold for the year ended December 31, 2020 increased to 6,137 square meters from 2,848 square meters for the year ended December 31, 2019, mainly due to an increase in sales of Xi'an Metropolitan. The average selling price per square meter for the year ended December 31, 2020 increased to US$2,618 from US$1,851 for the year ended December 31, 2019, resulting from the increment in high margin units available for sale.

Dalian region. Total square meters sold for the year ended December 31, 2020 increased to 55,252 square meters from 32,151 square meters for the year ended December 31, 2019, mainly due to the increase of saleable units of Dalian International Health Technology Town I and newly launched pre-sales of Dalian International Health Technology Town II. The average selling price per square meter for the year ended December 31, 2020 decreased to US$1,374 from US$1,199 for the year ended December 31, 2019, resulting from the decrease in high margin units available for sale.

Guangdong region. Total square meters sold for the year ended December 31, 2020 increased to 56,824 square meters from 12,671 square meters for the year ended December 31, 2019, mainly due to the increase of saleable units of Foshan Xinchuang AI International Science and Technology Innovation Valley. The average selling price per square meter for the year ended December 31, 2020 decreased to US$1,357 from US$1,565 for the year ended December 31, 2019, resulting from the decrease in high margin units available for sale.

United States region. Total square meters sold for the year ended December 31, 2020 remained as 80 square meters compared to 108 square meters for the year ended December 31, 2019, derived from the sale of New York Oosten Project. The average selling price per square meter for the year ended December 31, 2020 increased to US$11,564 from US$6,944 for the year ended December 31, 2019.

Real estate leasing

Real estate leasing income increased by US$18.7 million, or 116.1% to US$34.8 million for the year ended December 31, 2020 from US$16.1 million for the year ended December 31, 2019.

Real estate management services income

Real estate management services income increased by US$23.7 million, or 35.1%, to US$91.2 million for the year ended December 31, 2020 from US$67.5 million for the year ended December 31, 2019. The increase primarily resulted from expanded property management service operations.

Other revenue

Other revenue increased by US$2.9 million, or 24.1%, to US$14.9 million for the year ended December 31, 2019 from US$12.0 million for the year ended December 31, 2019.

Costs of Revenue

Costs of revenue decreased by US$469.0 million, or 24.4%, to US$1,453.3 million for the year ended December 31, 2020 from US$1,922.3 million for the year ended December 31, 2019, generally in line with our revenue decreases.

Cost of real estate sales

Cost of real estate sales increased by US$499.8 million, or 27.0%, to US$1,352.0 million for the year ended December 31, 2020 from US$1,851.8 million for the year ended December 31, 2019. Total land use rights cost decreased by US$246.4 million, or 28.1%, from US$877.6 million (45.7% of cost of real estate sales) for the year ended December 31, 2019 to US$631.2 million (43.4% of cost of real estate sales) for the year ended December 31, 2020. The increase was consistent with the revenue. Construction cost, including capitalized interest, decreased by US$253.4 million, or 26.0%, to US$720.8 million for the year ended December 31, 2020 from US$974.2 million for the year ended December 31, 2019, primarily due to increased project construction activity.

Cost of real estate leasing

Cost of real estate leasing increased by US$23.3 million, or 182.0%, to US$36.1 million for the year ended December 31, 2020 from US$12.8 million for the year ended December 31, 2019. The increase was generally in line with our revenue increases.

Cost of real estate management services

Cost of real estate management services increased by US$14.5 million, or 35.5%, to US$55.4 million for the year ended December 31, 2020 from US$40.9 million for year ended December 31, 2019. The increase was generally in line with our revenue increases.

Other costs

Other costs decreased by US$7.1 million, or 42.0%, to US$9.8 million for the year ended December 31, 2020 from US$16.9 million for year ended December 31, 2019. The decrease was primarily attributable to the rise in deputy property management costs and the increasing of software consulting service cost.

Gross Profit

Gross profit decreased by US$267.8 million, or 47.8%, to US$292.5 million for the year ended December 31, 2020 from US$560.3 million for the year ended December 31, 2019. Gross profit margin was 16.7% for the year ended December 31, 2020 compared to 22.6% for the year ended December 31, 2019. The decrease was primarily attributable to the decrease in pre-sales of our high margin units available for sale for the year ended December 31, 2020.

Selling and Distribution Expenses

Selling and distribution expenses decreased by US$19.9 million, or 22.9%, to US$66.9 million for the year ended December 31, 2020 from US$86.8 million for the year ended December 31, 2019. As a percentage of revenue, selling and distribution expenses was 3.8% for the year ended December 31, 2020 compared to 3.5% for the year ended December 31, 2019. The decrease was primarily due to a US$21.7 million decrease in advertising and promotion expenses for new projects launched in 2019 as well as existing projects, partially offset by a US$3.6 million increase in office expenses and other expenses. As revenue grows in the future, we expect selling and distribution expenses as a percentage of revenue to be flat or slightly increase.

General and Administrative Expenses

General and administrative expenses decreased by US$9.5 million, or 5.8% to US$154.2 million for the year ended December 31, 2020 from US$163.7 million for the year ended December 31, 2019. The decrease was primarily due to a decrease in salary and welfare expenses of US$11.5 million, and an increase in consulting fees of US$7.2 million.

As a percentage of revenue, general and administrative expenses were 8.8% for the year ended December 31, 2020, compared to 6.6% for the year ended December 31, 2019.

Interest Income

Interest income was US$33.4 million for the year ended December 31, 2020, compared to US$51.5 million for the year ended December 31, 2019. The decrease was primarily attributed to the maturity of interest-bearing receivables from Zhengzhou Derun Project I.

Interest Expenses

For the year ended December 31, 2020, out of total interest costs incurred, US$129.5 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2020 Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$344.2 million for the year of 2020, including US$312.8 million of interest on loans and notes, US$0.1 million of amortization of debt issuance costs and US$31.3 million of amortization of aircraft finance lease related interest.

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

Income Taxes

Income taxes decreased by US$15.4 million, or 10.2% to US$135.1 million for the year ended December 31, 2020 from US$150.5 million for the year ended December 31, 2019 mainly due to the decrease in taxable income in the PRC.

Our effective tax rate decreased to -199.9% for the year ended December 31, 2020, from 64.4% for the year ended December 31, 2019.

Net Income/(loss) Attributable to our Shareholders

Net income decreased by US$149.4 million to net loss of US$81.0 million for the year ended December 31, 2020, from net income of US$68.3 million for the year ended December 31, 2019.

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

	2019	2020

	(US$ in thousands, except for percentages)
Zhengzhou, Henan
Total revenue	1,396,895	798,971
Total cost of revenue	(1,091,987)	(671,689)
Gross profit	304,908	127,282
Gross margin	21.8%	15.9%
Operating income	234,068	150,129
Jinan and Qingdao, Shandong
Total revenue	276,143	284,869
Total cost of revenue	(222,755)	(260,983)
Gross profit	53,388	23,886
Gross margin	19.3%	8.4%
Operating income	38,618	8,674
Suzhou, Kunshan and Xuzhou, Jiangsu, and Shanghai
Total revenue	283,475	124,101
Total cost of revenue	(204,270)	(93,934)
Gross profit	79,205	30,167
Gross margin	27.9%	24.3%
Operating income	61,125	19,487
Chengdu, Sichuan
Total revenue	86,981	223,850
Total cost of revenue	(82,568)	(214,861)
Gross profit	4,413	8,989
Gross margin	5.1%	4.0%
Operating (loss) /income	(3,599)	1,312
Beijing and Tianjin
Total revenue	130,468	65,241
Total cost of revenue	(98,126)	(50,032)
Gross profit	32,342	15,209
Gross margin	24.8%	23.3%
Operating loss	(40,991)	(58,692)
Sanya, Hainan
Total revenue	43,820	10,092
Total cost of revenue	(31,767)	(5,549)
Gross profit	12,053	4,543
Gross margin	27.5%	45.0%
Operating income	9,539	3,188
Changsha, Hunan
Total revenue	158,658	28,990
Total cost of revenue	(112,402)	(5,730)
Gross profit	46,256	23,260
Gross margin	29.2%	80.2%
Operating income	42,265	21,653
Xi’an, Shaanxi
Total revenue	13,002	15,588
Total cost of revenue	(9,985)	(18,063)
Gross profit /(loss)	3,017	(2,475)
Gross margin	23.2%	(15.9)%
Operating loss	(2,792)	(6,536)
Zhuhai and Foshan, Guangdong
Total revenue	9,738	47,788
Total cost of revenue	(6,822)	(34,036)
Gross profit	2,917	13,752
Gross margin	30.0%	28.8%
Operating income	950	10,327
Wuhan, Hubei
Total revenue	—	—
Total cost of revenue	(23)	(43)
Gross loss	(23)	(43)
Gross margin	0.0%	0.0%
Operating loss	(3,453)	(1,435)
Dalian, Liaoning
Total revenue	18,622	49,168
Total cost of revenue	(13,441)	(38,574)
Gross profit	5,181	10,594
Gross margin	27.8%	21.5%
Operating income	2,380	5,698
US
Total revenue	1,940	6,256
Total cost of revenue	(2,793)	(4,519)
Gross (loss)/profit	(853)	1,737
Gross margin	(44.0)%	27.8%
Operating loss	(10,267)	(4,461)
Property Management
Total revenue	58,798	89,047
Total cost of revenue	(36,736)	(54,822)
Gross profit	22,062	34,225
Gross margin	37.5%	38.4%
Operating income	14,985	24,835
Others
Total revenue	4,093	1,802
Total cost of revenue	(8,649)	(461)
Gross (loss)/profit	(4,556)	1,341
Gross margin	(111.3)%	74.4%
Operating loss	(32,966)	(26,369)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Zhengzhou, Henan. Total revenue decreased by US$597.9 million, or 43%, from US$1,396.9 million for the year ended December 31, 2019 to US$799.0 for the year ended December 31, 2020. Gross profit for this region was US$127.3 million, or 15.9% of revenue, in the year ended December 31, 2020, as compared to US$304.9 million, or 21.8%, in the year ended December 31, 2019. The operating income was US$150.1 million for the year ended December 31, 2020, representing a decrease of US$84.0 million, or 36%, from US$234.1million for the year ended December 31, 2019.

Jinan and Qingdao, Shandong. Total revenue increased by US$8.8 million, from US276.1million for the year ended December 31, 2019 to US$284.9 million for the year ended December 31, 2020. The gross profit decreased to US$23.9 million, or 8.4% of revenue, for the year ended December 31, 2020 from US$53.4 million, or 19.3 % of revenue, for the year ended December 31, 2019. The operating income was US$8.7 million for the year ended December 31, 2020, representing a decrease of US$29.9 million from US$38.6 million for the year ended December 31, 2019.

Suzhou, Kunshan and Xuzhou, Jiangsu and Shanghai. Total revenue decreased by US$159.4 million, or 56%, from US$283.5 million for the year ended December 31, 2019 to US$124.1 million for the year ended December 31, 2020. Gross profit for the Jiangsu and Shanghai segment was US$30.2 million for the year ended December 31, 2020, decreasing by US$49.0 million from US79.2 million for the year ended December 31, 2019. Operating income was US$19.5 million for the year ended December 31, 2020, representing a decrease of US$41.6 million, or 68%, from US$61.1 million for the year ended December 31, 2019.

Chengdu, Sichuan. Total revenue increased by US$136.9 million, or 157% from US$87.0 million for the year ended December 31, 2019 to US$223.9 million for the year ended December 31, 2020. Gross profit for the Sichuan segment was US$9.0 million for the year ended December 31, 2020, as compared to US$4.4 million for the year ended December 31, 2019. Operating income was US$1.3 million for the year ended December 31, 2020, representing an increase of US$4.9 million from the operating loss of US$3.6 million for the year ended December 31, 2019.

Beijing and Tianjin. Total revenue decreased by US$65.3 million, or 50%, from US$130.5million for the year ended December 31, 2019 to US$65.2 million for the year ended December 31, 2020. Gross profit for the Beijing and Tianjin segment was US$15.2million for the year ended December 31, 2020, decreasing by US$17.1 million from US$32.3 million for the year ended December 31, 2019. Operating loss was US$58.7 million for the year ended December 31, 2020, representing a decrease of US$17.7 million, or 43%, from the operating loss of US$41.0 million for the year ended December 31, 2019.

Sanya, Hainan. Total revenue decreased by US$33.7 million, or 77%, from US$43.8 million for the year ended December 31, 2019 to US$10.1 million for the year ended December 31, 2020. Gross profit for the Hainan segment was US$4.5 million for the year ended December 31, 2020, decreasing by US$7.6 million from US$12.1 million for the year ended December 31, 2019. Operating income was US$3.2 million for the year ended December 31, 2020, representing a decrease of US$6.3 million, or 66%, from income of US$9.5 million for the year ended December 31, 2019.

Changsha, Hunan. Total revenue decreased by US$129.7 million, or 82%, from US$158.7 million for the year ended December 31, 2019 to US$29.0 million for the year ended December 31, 2020. Gross profit for the Hunan segment was US$23.3 million for the year ended December 31, 2020, decreasing by US$23.0 million from gross profit of US$46.3 million of for the year ended December 31, 2019. Operating income was US$21.7 million for the year ended December 31, 2020, representing a decrease of US$20.6 million from operating income of US$42.3 million for the year ended December 31, 2019.

Xi’an, Shaanxi. Total revenue increased by US$2.6 million, or 20%, from US$13.0 million for the year ended December 31, 2019 to US$15.6 million for the year ended December 31, 2020. Gross loss for the Shaanxi segment was US$2.5 million for the year ended December 31, 2020, decreasing by US$5.5 million from gross profit of US$3.0 million for the year ended December 31, 2019. Operating loss was US$6.5 million for the year ended December 31, 2020, representing a increase of US$3.7 million from US$2.8 million from operating loss for the year ended December 31, 2019.

Zhuhai and Foshan, Guangdong. Total revenue increased by US$38.1 million for the year ended December 31, 2019 to US$47.8 million for the year ended December 31, 2020. Gross profit for the Guangdong segment was US$13.8 million for the year ended December 31, 2020, increasing by US$10.9 million from US$2.9 million for the year ended December 31, 2019. Operating income was US$10.3 million for the year ended December 31, 2020, representing an increase of US$9.3 million from operating income of US$1.0 million for the year ended December 31, 2019.

Wuhan, Hubei. Total revenue for the year ended December 31, 2019 and 2020 was zero. Operating loss was US$1.4 million for the year ended December 31, 2020, representing a decrease of US$2.1 million from operating loss of US$3.5 million for the year ended December 31, 2019.

Dalian, Liaoning. Total revenue increased by US$30.6 million from US$18.6 million for the year ended December 31, 2019 to US$49.2 million for the year ended December 31, 2020. Gross profit for the Liaoning segment was US$10.6 million for the year ended December 31, 2020, increasing by US$5.4 million from US$5.2 million for the year ended December 31, 2019. Operating income was US$5.7 million for the year ended December 31, 2020, representing an increase of US$3.3 million from operating income of US$2.4 million for the year ended December 31, 2019.

The United States. Total revenue increased by US$4.4 million, or 232%, to US$6.3 million for the year ended December 31, 2020 from US$1.9 million for the year ended December 31, 2019. This region had a gross profit of US$1.7 million, compared to gross loss of US$0.9 million for the year ended December 31, 2019. This region has an operating loss of US$4.5 million for the year ended December 31, 2020, increasing by US$5.8 million from operating loss of US$10.3 million in the year ended December 31, 2019.

Property Management. Total revenue increased by US$30.2 million, or 51%, to US$89.0 million for the year ended December 31, 2020 from US$58.8 million for the year ended December 31, 2019. Gross profit was US$34.2 million for the year ended December 31, 2020, increasing by US$12.1 million from US$22.1 million for the year ended December 31, 2019. Operating income was US$24.8 million for the year ended December 31, 2020, representing an increase of US$9.8 million from US$15.0 million for the year ended December 31, 2019.

Others. Total revenue of US$1.8 million for the year ended December 31, 2020 consisted of real estate-related services, including, among others, property management services, broadband network installation, landscaping services and consulting services. These services generated a gross profit of US$1.3 million in the year ended December 31, 2020, compared to a gross loss of US$4.6 million in the year ended December 31, 2019.

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

Revenue recognition

Revenue is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. We also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of business tax, value added taxes, or VAT.

A significant portion of our revenue is derived from real estate sales of development properties in the PRC, with revenue recognized using the percentage-of-completion, or POC, method in previous years. Under ASC 606, to recognize revenue over time similar to the POC method, contractual provisions need to provide us with an enforceable right to payment. Historically, our contracts did not include a specific term on enforceable right to payment. For all contracts executed starting from January 1, 2018, we modified certain terms to establish an enforceable right to payment for performance completed to date, including a reasonable profit. Under ASC 606, we recognize revenue on an “over time” basis prospectively for these new contracts by using cost inputs to measure progress towards the completion of the performance obligation. The progress towards complete satisfaction of the performance obligation is measured based on our efforts or inputs to the satisfaction of the performance obligation, by reference to the contract costs incurred up to the end of reporting period as a percentage of total estimated costs for each contract. For those contracts that did not include enforceable right to payment terms, revenue is recognized at a point in time when title to the property is transferred to the customer. For the periods presented, all the revenues related to projects in the U.S. are recognized when title is transferred.

Generally, we receive short-term advances from its customers for real estate sales. Using the practical expedient, we do not adjust the promised amount of consideration for the effects of a significant financing component if we expect, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. We also receive long-term advances from customers for real estate sales. The transaction price for such contracts is adjusted for the effects of a financing component if long-term advances from customers is assessed as significant at the individual contract level.

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

Late payment interests and penalties arising from underpayment of income taxes is recognized according to the relevant tax law. The amount of interest expense to be recognized is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with ASC 740-10, “Income Tax”, or ASC 740-10, is classified in the consolidated financial statements as interest expense, while penalties recognized in accordance with this interpretation are classified in the consolidated financial statements as other expenses.

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

Land Appreciation Tax

In accordance with the relevant taxation laws for real estate companies of the provinces in which the subsidiaries operate in the PRC, the local tax authorities levy the land appreciation tax, or LAT, based on progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures, including borrowing costs and all property development expenditures. LAT is generally prepaid based on a fixed percentage (varying by local tax jurisdiction) of customer deposits and is expensed when the related revenue is recognized. Please see the more detailed discussion in Note 15 to our consolidated financial statements included elsewhere in this annual report.

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

In accordance with ASC 360, “Property, Plant and Equipment“, or ASC 360, real estate property development completed and under development are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

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

For the years ended December 31 2020, we recognized impairment loss of US$9,641,537 for real estate properties completed and under development.

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

In accordance with ASC 360, Property, Plant and Equipment, real estate properties held for lease are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

For the years ended December 31, 2019 and 2020, we did not recognize any impairment for real estate properties held for lease.

Leases

We adopted ASU No. 2016-02, Leases (Topic 842), or ASU 2016-02, from January 1, 2019 by using the modified retrospective method and did not restate the comparable periods. We have elected the package of practical expedients, which allows us to carry forward our original assessment of whether contracts contained a lease, lease classification, and the initial direct cost. Lastly, we elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

We determine if an arrangement is or contains a lease at inception or modification of a contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset.

Lessee

We categorize leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that transfer ownership to us or allow us to purchase assets at a nominal amount by the end of the lease term. Assets acquired under finance leases are recorded in property and equipment, net and real estate properties held for lease, net. All other leases are recorded as operating lease right-of-use, or ROU, assets.

Lease liability is recorded based on the present value of the lease payments over the lease term using a discount rate at commencement date. As the implicit rate in our leases is not typically readily available, we use an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which we could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. Leased assets are recognized based on the initial present value of the lease payments, reduced by lease incentives.

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

Effect of change in estimate

Revisions in estimated gross profit margins related to estimated costs and revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2020, real estate development projects (Zhengzhou International New City I, Changsha Mulian Royal Palace, Xuzhou Colorful City, Tianjin Spring Royal Palace I, Xingyang Splendid III and Henan Xin Central I), which recognized gross profit in 2019, had changes in their estimated gross profit margins. As these projects moved closer to completion during 2019, the Company adjusted its prior estimates related to selling prices and development costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share decreased by US$94.5 million (2018: increased US$34.5 million, 2019: decreased US$59.1 million), US$70.9 million (2018: increased US$25.9 million , 2019: decreased US$44.3 million), US$0.66 per share (2018: increased US$0.20 per share , 2019: decreased US$0.39 per share), and US$0.66 per share (2018: increased US$0.20 per share , 2019: decreased US$0.39 per share), respectively, for the year ended December 31, 2020.

Recently Issued Accounting Pronouncements

Please see the more detailed discussion in Note 2 to our consolidated financial statements included elsewhere in this annual report.

B.Liquidity and Capital Resources

As previously discussed, a principal factor affecting our results of operations and our growth is the acquisition of land and land use rights in target markets. Under current regulations and market practice, land use rights for residential development purposes in the PRC may be acquired from local governments through a competitive auction or other bidding process. These competitive auctions and bidding processes are typically announced 20 days before they are about to take place. To participate in these auctions, we are required to make a minimum deposit of 20-50% of the opening auction price in cash. If we are successful on our bids, we are also generally required to remit the remaining purchase price within one to six months of the auction. Further, under current regulations we are not permitted to borrow money from local banks to fund land purchases. As a result, we have to fund land purchases either from cash flows from project sales or from financing transactions in foreign markets which have been and continue to be relatively expensive and not easily accessible. (See “Item 3. Key Information D. Risk Factors — Our business requires access to substantial financing. Our failure to obtain adequate financing in a timely manner could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts and (2) affect our financial performance and condition.”) As a result of entering into other markets, we will also require adequate U.S. dollar and other currency financing for our offshore operations, one of the sources of which is back-to-back loan arrangements with our subsidiaries, which is subject to foreign exchange rate fluctuation and regulatory risk. See “Item 3. Key Information — D. Risk Factors — We face risks related to our back-to back loans.”

In addition to our land acquisitions, we expect to incur material project development costs on the acquired land. Our cash needs can only be partially satisfied by construction loans and future cash flows from real estate projects under development in the upcoming fiscal year. To ensure that we have sufficient funds to secure attractive land parcels and cover material project development costs, which are vital to our growth strategy, we have chosen to maintain a certain level of cash reserves on hand. In addition, we are required to maintain restricted cash deposits by banks that provide loans to us and our customers. The amount of the restricted cash deposits will vary based on the amount of the related loans. As of December 31, 2020, approximately US$333.2 million, or 26.4% of our total cash balance reserve, was restricted cash.

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

Cash Flows

	2019	2020

	(US$ in thousands)
Net cash provided by operating activities	272,257	336,767
Net cash used in investing activities	(43,030)	(104,156)
Net cash used in by financing activities	(278,473)	(190,069)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(49,246)	42,542
Effect of exchange rate changes on cash and cash equivalents	(34,185)	114,855
Cash, cash equivalents and restricted cash, at beginning of year	1,186,016	1,102,585
Cash, cash equivalents and restricted cash, at end of year	1,102,585	1,259,982

Operating Activities

Net cash provided by operating activities was US$336.8 million for the year ended December 31, 2020, primarily attributable to a decrease in real estate properties completed and under development of US$440.5 million, partially offset by a decrease in customer deposits of US$233.5 million.

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

Proceeds from pre-sales of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sales proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sales are affected by a number of factors, including restrictions on pre-sales imposed by PRC law, market demand for our properties subject to pre-sales, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sales payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. As of December 31, 2019 and 2020, we recorded current liabilities consisting of customer deposits of US$1,106.1 million and US$952.9 respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash in flow to the extent possible.

Investing Activities

Net cash used in investing activities was US$104.2 million in the year ended December 31, 2020, and was mainly attributable to the acquisition of long-term investment, and proceeds from return of capital.

Net cash provided by investing activities was US$43.0 million in the year ended December 31, 2019, and was mainly attributable to the acquisition of long-term investment, and proceeds from return of capital.

Financing Activities

Net cash used in financing activities was US$190.1 million in the year ended December 31, 2020, and was primarily attributable to repayments of short-term and long-term bank loans and other debt in the aggregate of US$1,961.3 million, dividend to shareholders of US$14.3 million, partially offset by proceeds from short-term and long-term bank loans and other debt in the aggregate of US$1,605.0 million.

Net cash used in financing activities was US$278.5 million in the year ended December 31, 2019, and was primarily attributable to repayments of short-term and long-term bank loans and other debt in the aggregate of US$1,847.9 million, dividend to shareholders of US$19.6 million, partially offset by proceeds from short-term and long-term bank loans and other debt in the aggregate of US$1,635.8 million.

Bank Borrowings and Other Debt

Bank borrowings and other debt are an important source of funding for our property developments. Our borrowings as of December 31, 2019 and 2020, respectively, were as follows.

	2019	2020
	US$	US$
Short-term bank loans and other debt	73,419,108	13,624,730
Long-term bank loans	686,064,696	589,017,919
Other long-term debt	1,036,690,627	1,013,015,628
Current portion of long-term bank loans and other debt	1,418,955,459	1,393,587,995
Total	3,215,129,890	3,009,246,272

As of December 31, 2019 and 2020, the weighted average interest rate on our short-term bank loans and other debt was 8.33% and 7.76% respectively. As of December 31, 2019, US$53.52 million of the short-term borrowings was denominated in RMB. As of December 31, 2020, US$13.6 million of the short-term bank loans was denominated in Renminbi and is secured by real estate properties completed.

As of December 31, 2019 and 2020, the weighted average interest rate on our long-term bank loans, including their current portion, was 6.94% and 6.19% respectively. As of December 31, 2019, US$582.44 million of the long-term bank loans was denominated in Renminbi and was secured by associated land use rights, real estate under development and real estate properties held for lease. The remaining US$103.62 million of the long-term bank loans was denominated in U.S. dollars and was secured by the equivalent amount of RMB bank deposits. As of December 31, 2020, US$866.1 million of the long-term bank loans was denominated in Renminbi and was secured by associated land use rights, real estate under development, real estate properties held for lease, and real estate properties completed. The remaining US$205.0 million of the long-term bank loans was denominated in U.S. dollars and were secured by the equivalent amount of RMB bank deposits.

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

Debt Securities

In addition to bank loans, the Group from time to time raises funds through the issuance of debt securities. On December 6, 2013, we issued US$200 million aggregate principal amount of June 2019 Senior Secured Notes, which notes we subsequently redeemed in 2017. On August 30, 2016, we issued US$300 million aggregate principal amount of the August 2019 Senior Secured Notes. On February 28, 2017, we issued US$300 million aggregate principal amount of the February 2021 Senior Secured Notes. On November 22, and December 1, 2017 we issued collectively US$300 million aggregate principal amount of November 2020 Senior Secured Notes. On March 19, 2018, we issued US$200 million aggregate principal amount of March 2020 Senior Secured Notes. On April 15, 2019 and April 26, 2019, the Company issued a collective aggregate principal amount of US$300 million of October 2021 Senior Secured Notes. The October 2021 Notes bear interest at 14.2% per annum, payable semi-annually. Interest will be payable on April 15 and October 15 of each year, commencing October 15, 2019. The October 2021 Notes have a two and a half year (thirty month) term maturing on October 15, 2021. On June 29, 2020, the Company issued a collective aggregate principal amount of RMB514.5 million (US$78.9 million) of June 2022 Senior Secured Notes. The June 2022 Notes bear interest at 12% per annum, payable semi-annually. Interest will be payable on December 29 and June 29 of each year, commencing December 29, 2020. The June 2022 Notes have a two-year term maturing on June 29, 2022. On September 17, 2020, the Company issued a collective aggregate principal amount of US$300 million of September 2023 Senior Secured Notes. The September 2023 Notes bear interest at 14.5% per annum, payable semi-annually. Interest will be payable on March 17 and September 17 of each year, commencing March 17, 2021. The September 2023 Notes have a three-year term maturing on September 17, 2023. On January 25, 2021, the Company issued a collective aggregate principal amount of US$270 million of January 2024 Senior Secured Notes. The January 2024 Notes bear interest at 14.0% per annum, payable semi-annually. Interest will be payable on July 25 and January 25 of each year, commencing July 25, 2021. The January 2024 Notes have a three-year term maturing on January 25, 2024.

On October 15, 2021, eligible holders of the October 2021 Notes in the aggregate principal amount of US$207,680,000 exchanged their notes and the Company delivered new notes in the aggregate principal amount of US$205,401,000 and US$19,101,080 in cash consideration in full satisfaction of the exchange consideration to those eligible holders. The new notes bear interest at 14.2% per annum, payable semi-annually. Interest will be payable on April 15 and October 15 of each year, commencing April 15, 2021. The new notes have a two-year term maturing on October 15, 2023.

The May 2018 Senior Secured Notes, the June 2019 Senior Secured Notes, the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes, the March 2020 Senior Secured Notes, the October 2021 Senior Secured Notes, the June 2022 Senior Secured Notes, the September 2023 Senior Secure Notes, and the January 2024 Senior Secured Notes were issued without registration under the Securities Act in offerings conducted outside the United States pursuant to Regulation S under the Securities Act.

Senior Secured Notes

Our obligations under the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes and the March 2020 Senior Secured Notes, the indenture governing the August 2019 Senior Secured Notes (the “August 2019 Indenture”), the indenture governing the February 2021 Senior Secured Notes (the “February 2021 Indenture”), the indenture governing the November 2020 Senior Secured Notes (the “November 2020 Indenture”), the indenture governing the March 2020 Senior Secured Notes (the “March 2020 Indenture”), the indenture governing the October 2021 Senior Secured Notes (the “October 2021 Indenture”), the indenture governing the June 2022 Senior Secured Notes (the “June 2022 Indenture”) and the indenture governing the September 2023 Senior Secured Notes (the “September 2023 Indenture”) have been guaranteed initially by certain of our wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other of our future subsidiaries in accordance with the terms of the applicable Indenture. Our obligations under the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes, the March 2020 Senior Secured Notes, the August 2019 Indenture, the February 2021 Indenture, the November 2020 Indenture, the March 2020 Indenture, the October 2021 Indenture, the June 2022 Indenture and the September 2023 Indenture are secured by a pledge of the capital stock of our wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd. and Elite Quest Holdings Ltd.

The August 2019 Indenture, the February 2021 Indenture, the November 2020 Indenture, the March 2020 Indenture, the October 2021 Indenture, the June 2022 Indenture and the September 2023 Indenture contain certain covenants that, among others, restrict our ability and the ability of our restricted subsidiaries (as defined in the applicable Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes, the March 2020 Senior Secured Notes, the October 2021 Senior Secured Notes, the June 2022 Indenture, or the September 2023 Indenture, as applicable, or other assets, to make certain other payments and to engage in transactions with affiliates and holders of more than 10% of our common shares, subject to certain qualifications and exceptions and the satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the applicable Indenture) of 2.50 to 1.0, 2.0 to 1.0, 2.0 to 1.0, 2.0 to 1.0, and 2.0 to 1.0, respectively. Certain of these limitations, including restrictions on the incurrence of certain indebtedness or issuances of preferred stock, the making of certain payment or investments, payments of dividends, and sales of assets will be suspended if the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes, the March 2020 Senior Secured Notes , the October 2021 Senior Secured Notes the June 2022 Indenture or the September 2023 Indenture as applicable, obtain and retain an investment grade rating.

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

At any time prior to maturity date of a series of Senior Secured Notes, we may redeem up to 35% of the aggregate principal amount of that series of Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of (a) in the case of the August 2019 Senior Secured Notes, 108.125% of the principal amount, (b) in the case of the February 2021 Senior Secured Notes, 107.75% of the principal amount, (c) in the case of the November 2020 Senior Secured Notes, 108.875% of the principal amount, (d) in the case of the March 2020 Senior Secured Notes, 109.875% of the principal amount and (e) in the case of the October 2021 Senior Secured Notes, 114.2%, plus, in each case, accrued and unpaid interest, if any, to (but not including) the redemption date. At least 65% of the aggregate principal amount of a series being so redeemed must remain outstanding after such redemption.

Following any Change of Control Triggering Event applicable to a series of Senior Secured Notes, we must make an offer to purchase all outstanding Senior Secured Notes of that series at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any, to (but not including) the offer to purchase payment date. A “Change of Control Triggering Event” means the occurrence of both a Change of Control (as defined in the applicable Indenture) and specified decline in the ratings of the Senior Secured Notes within six months after the date of public notice of the occurrence of a Change of Control or the intention by us or any other person to effect a Change of Control.

June 2019 Senior Secured Notes

The June 2019 Senior Secured Notes bore interest at 13% per annum payable semi-annually. Interest was payable on June 6 and December 6 of each year, commencing June 6, 2014. The final maturity date of the June 2019 Senior Secured Notes was June 6, 2019.

On July 10, 2017, we redeemed an aggregate principal amount of US$200,000,000 of all outstanding June 2019 Senior Secured Notes at the redemption price equal to 106.5% of the principal amount thereof, being US$213,000,000, plus accrued and unpaid interest of US$2,456,000 to July 10, 2017. The total redemption price paid by the Company on July 10, 2017 was US$215,456,000. The Company funded the redemption using the proceeds from the offering of its February 2021 Senior Secured Notes. As of December 31, 2020, we have a total principal amount of nil of October 2021 Senior Secured Notes outstanding.

August 2019 Senior Secured Notes

On August 30, 2016, we issued an aggregate principal amount of US$300,000,000 of the August 2019 Senior Secured Notes. The August 2019 Senior Secured Notes bear interest at 8.125% per annum payable semi-annually. Interest will be payable on February 28 and August 30 of each year, commencing February 28, 2017. The August 2019 Senior Secured Notes have a three-year term maturing on August 30, 2019.

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

On April 15, 2019, the Company completed the repurchase of US$119,989,000 in principal amount of the August 2019 Senior Secured Notes pursuant to an Offer to Purchase for an aggregate purchase price of US$121,861,755 including accrued interest. As of December 31, 2020, we have a total principal amount of nil of August 2019 Senior Secured Notes outstanding.

February 2021 Senior Secured Notes

On February 28, 2017, we issued an aggregate principal amount of US$300,000,000 of the February 2021 Senior Secured Notes. The February 2021 Senior Secured Notes bear interest at 7.75% per annum payable semiannually. Interest will be payable on February 28 and August 28 of each year, commencing August 28, 2017. The February 2021 Senior Secured Notes have a four-year term maturing on February 28, 2021. As of December 31, 2020, we have a total principal amount of US$224.8 million of February 2021 Senior Secured Notes outstanding.

November 2020 Senior Secured Notes

On November 22, 2017 and December 1, 2017, we issued an aggregate principal amount of US$200,000,000 and US$100,000,000 of the November 2020 Senior Secured Notes, respectively. The November 2020 Senior Secured Notes bear interest at 8.875% per annum payable semi-annually. Interest will be payable on May 22 and November 22 of each year, commencing May 22, 2018. The November 2020 Senior Secured Notes have a three-year term maturing on November 22, 2020. As of December 31, 2020, we have a total principal amount of nil of November 2020 Senior Secured Notes outstanding.

March 2020 Senior Secured Notes

On March 19, 2018, we issued an aggregate principal amount of US$200,000,000 of the March 2020 Senior Secured Notes. The March 2020 Senior Secured Notes bear interest at 9.875% per annum payable semi-annually. Interest will be payable on March 19 and September 19 of each year, commencing September 19, 2018. The March 2020 Senior Secured Notes have a two-year term maturing on March 19, 2020.

On April 15, 2019, the Company completed the repurchase of US$75,700,000 in principal amount of the March 2020 Senior Secured Notes pursuant to a privately negotiated transaction for an aggregate purchase price of US$76,239,888 including accrued interest. As of December 31, 2020, we have a total principal amount of nil of March 2020 Senior Secured Notes outstanding.

October 2021 Senior Secured Notes

On April 15, 2019 and April 26, 2019, the Company issued a collective aggregate principal amount of US$300,000,000 of the October 2021 Senior Secured Notes. The October 2021 Senior Secured Notes bear interest at 14.2% per annum, payable semi-annually. Interest will be payable on April 15 and October 15 of each year, commencing October 15, 2019. The October 2021 Notes have a two and a half year (thirty month) term maturing on October 15, 2021. As of December 31, 2020, we have a total principal amount of US$254.0 million of October 2021 Senior Secured Notes outstanding.

June 2022 Senior Secured Notes

On June 29, 2020, the Company issued a collective aggregate principal amount of RMB514,500,000 (US$78.9 million) of the June 2022 Senior Secured Notes. The June 2022 Senior Secured Notes bear interest at 12.0% per annum, payable semi-annually. Interest will be payable on June 29 and December 29 of each year, commencing December 29, 2020. The June 2022 Notes have a two-year term maturing on June 29, 2022. As of December 31, 2020, we have a total principal amount of US$78.9 million of June 2022 Senior Secured Notes outstanding.

September 2023 Senior Secured Notes

On September 17, 2020 the Company issued a collective aggregate principal amount of US$300,000,000 of the September 2023 Senior Secured Notes. The September 2023 Senior Secured Notes bear interest at 14.5% per annum, payable semi-annually. Interest will be payable on March 17 and September 17 of each year, commencing March 17, 2020. The September 2023 Senior Secured Notes have a three-year term maturing on September 17, 2023. As of December 31, 2020, we have a total principal amount of US$299.0 million of October 2021 Senior Secured Notes outstanding.

January 2024 Senior Secured Notes

On January 25, 2021 the Company issued a collective aggregate principal amount of US$270,000,000 of the January 2024 Senior Secured Notes. The January 2024 Senior Secured Notes bear interest at 14.0% per annum, payable semi-annually. Interest will be payable on July 25 and January 25 of each year, commencing July 25, 2021. The January 2024 Senior Secured Notes have a three-year term maturing on January 25, 2024. With respect to these Notes, we had the interest payment of US$18,516,400.00 due on January 25, 2022. We did not make the payment until February 23, 2022, which was subsequent to the interest payment date but prior to the expiration of the 30-day grace period with respect to interest payments under the Senior Secured Notes.

Onshore Corporate Bonds

On December 28, 2015, Xinyuan China issued the first tranche of the onshore corporate bonds with an aggregate principal amount of US$154 million due on December 28, 2020 (the “First Tranche Bonds”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on December 28 of each year, commencing December 28, 2016. Given that First Tranche Bonds is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the First Tranche Bonds under the requirements of ASC 815 “Derivatives and Hedging.” The First Tranche Bonds were issued at par. On January 27, 2016, Xinyuan China issued the second tranche of the onshore corporate bonds with an aggregate principal amount of US$107 million due on January 27, 2021, or the Second Tranche Bonds, at a coupon rate of 7.47% per annum payable annually. On March 14, 2016, Xinyuan China issued the third tranche of the onshore corporate bonds with an aggregate principal amount of US$77 million due on March 14, 2021, or the Third Tranche Bonds, at a coupon rate of 7.09% per annum payable annually. As of December 31, 2020, we have a total principal amount of nil of First Tranche Bonds Second Tranche Bonds and Third Tranche Bonds outstanding.

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

On August 15, 2016, Xinyuan China issued a new tranche of onshore corporate bonds with an aggregate principal amount of RMB1.5 billion (US$216 million) due on August 15, 2019, or the New Tranche, at a coupon rate of 7.5% per annum payable annually. Interest was payable on August 15 of each year, commencing August 15, 2017. On April 7, 2017, Xinyuan China issued a new second tranche of onshore corporate bonds with an aggregate principal amount of RMB1.13 billion (US$173 million) due on April 7, 2020, or the 2017 Tranche, at a coupon rate of 8.2% per annum payable annually. Interest was payable on April 7 of each year, commencing April 7, 2018. Upon the first anniversary of the issuance of the New Tranche and 2017 Tranche, respectively, Xinyuan China could adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. On August 15, 2017, Xinyuan China adjusted the annual interest rate of the New Tranche Bonds to 8.2% from 7.5%. As of December 31, 2020, we have a total principal amount of nil both of New Tranche and 2017 Tranche outstanding, separately.

On September 20, 2018, Xinyuan China issued a new tranche of onshore corporate bonds with an aggregate principal amount of RMB 600 million (US$87 million) due on September 21, 2020, or the 2018 Tranche, at a coupon rate of 8.5% per annum payable annually. Interest is payable on September 21 of each year, commencing September 21, 2019. As of December 31, 2020, we have a total principal amount of nil of 2018 Tranche outstanding. The above three tranches of onshore corporate bonds were issued at par.

On January 4, 2019, Xinyuan (China) Real Estate, Ltd. issued a new tranche of the onshore corporate bonds with an aggregate principal amount of RMB 600 million due on January 4, 2022, or the 2019 Tranche, at a coupon rate of 8.5% per annum payable annually. Interest is payable on January 4 of each year, commencing January 4, 2020. As of December 31, 2020, we have a total principal amount of nil of 2019 Tranche outstanding.

On April 1, 2019, Xinyuan (China) Real Estate, Ltd. completed the issuance of a new tranche of the onshore corporate bonds with an aggregate principal amount of RMB 980 million due on April 1, 2024, or the 2019 First Tranche Bonds, at a coupon rate of 8.4% per annum payable annually. Interest is payable on April 1 of each year, commencing April 1, 2020. As of December 31, 2020, we have a total principal amount of nil of 2019 First Tranche Bonds outstanding.

On November 12, 2020 Xinyuan (China) Real Estate, Ltd. issued a new tranche of the onshore corporate bonds with an aggregate principal amount of US$130 million due on November 13, 2025, or the 2020 Tranche Bonds, at a coupon rate of 8.35% per annum payable annually. Interest is payable on November 16 of each year, commencing November 13, 2020. As of December 31, 2020, we have a total principal amount of US$40.1 million of the 2020 Tranche Bonds outstanding.

Capital Expenditures

Our capital expenditures were US$11.6 million, and US$1.3 million in 2019 and 2020, respectively. Our capital expenditures in 2019 and 2020 were mainly used for building improvements, and purchase of aircraft, vehicles, fixtures and furniture and computer network equipment. The source of our capital expenditures is primarily the cash flow generated from operating activities.

As of December 31, 2020, we had outstanding commitments with respect to non-cancelable construction contracts for real estate development in the amount of US$1,688.1 million.

C.Research and Development, Patent and Licenses, etc.

Not applicable.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Off-Balance Sheet Arrangements

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

As of December 31, 2019 and 2020, we guaranteed mortgage loans in the aggregate outstanding amount of US$2,617.2 million and US$2,306.9 million, respectively.

We generally pre-sell properties prior to the completion of their construction. Sales contracts are executed during the pre-sales period and mortgages are generally executed within 30 days after the buyer signs the sales contract.

The pre-sales period begins upon receipt of a government permit which is issued soon after groundbreaking on a given phase of the project. The period from groundbreaking to delivery consists of building construction, landscaping, municipal government inspections and issuance of a certificate of occupancy. This "delivery period" will generally range from one to two years. The buyers only request the government to record buyer ownership in their official records after the delivery period is completed. After the record request is being made, the government will typically provide certificates of ownership within six to twelve months. Therefore, the total elapsed time between our receipt of mortgage proceeds and the buyer's receipt of an ownership certificate can range from one and a half years to three years.

Due to the time lag above, our mortgage guarantees may exceed the real estate balances at any given point in time.

We paid US$1.8 million and US$4.6 million to satisfy guarantee obligations related to customer defaults for the years ended December 31, 2019 and 2020, respectively. The fair value of the guarantees is not significant and we consider that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in our consolidated financial statements.

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

As of December 31, 2020, the Group provided financial guarantees for bank loans of two of its equity method investees. The Group could incur losses in the event of defaults under or foreclosure of these loans and its maximum exposure to credit losses is approximately US$250.4 million. The fair value of the guarantees is not significant and the Group considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding bank loans together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in the consolidated financial statements.

F.Tabular Disclosure of Contractual Obligations

As of December 31, 2020, our contractual obligations amounted to US$5,158.0 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated:

	Payments due by period
					More
		Less than			than 5
	Total	1 year	1-3 years	3-5 years	years

	(US$ in thousands)
Long-term debt obligations:
Long-term bank loans	589,018	—	503,469	47,618	37,931
Interest on long-term bank loans (1)	129,616	58,839	50,859	8,701	11,217
Other long-term debt	1,013,016	—	972,873	40,143	—
Interest on other long-term debt (2)	130,362	—	124,062	6,300	—
Current portion of long-term bank loan and other debt	1,393,588	1,393,588	—	—	—
Interest on current portion of long-term bank loan and other debt (1)	189,155	189,155	—	—	—
Short-term debt obligations
Short-term bank loans	13,625	13,625	—	—	—
Interest on short-term debt obligations (3)	824	824	—	—	—
Operating lease obligations	9,028	5,640	2,219	1,169	—
Non-cancellable construction contract obligations	1,688,059	686,118	861,761	140,180	—
Capital lease obligations (4)	1,750	1,750	—	—	—
Total	5,158,041	2,349,539	2,515,243	244,111	49,148
(1)	Our long-term bank loans, including current portion, bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans, including current portion, is calculated based on the current interest rate of each loan, ranging from 1.10% plus 1 month LIBOR to 10.00% per annum, using the PBOC benchmark rate of 4.75% as of December 31, 2020.
(2)	Interest on other long-term debt is calculated based on the interest rates for relevant loans, ranging from 5.20% to 14.50% per annum.
(3)	Interest on short-term loans is calculated based on the interest rates for relevant loans, ranging from 5.89% to 8.00% per annum.

(4)	In 2012, Henan Xinyuan Real Estate Co., Ltd., or Henan Xinyuan, one of our subsidiaries, entered into a capital lease agreement with MinshengHongtai (Tianjin) Aviation Leasing Co., Ltd., or Minsheng, to lease an aircraft. Under the terms of the agreement, Minsheng purchased a Gulf 450 from Gulfstream Aerospace Corporation and leased the aircraft to Henan Xinyuan for a term of 96 months starting from September 12, 2013. We measured a capital lease asset and capital lease obligation at an amount equal to the present value of the minimum lease payments during the lease term, excluding the portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) as well as any profit thereon. As of December 31, 2020, we are contractually committed to pay the amount of US$1.75 million. See Note 13 to the consolidated financial statements contained elsewhere in this annual report on Form 20-F.

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

We believe our cash on hand, projected cash flow from operations, available construction loan borrowing capability, and potential access to capital markets, should be sufficient to meet our expected cash requirements, including our non-cancellable construction contract obligations and capital lease obligations that are due on various dates through March 1, 2022, the outstanding principal amount of our June 2022 Senior Secured Notes due in June 2022, the outstanding principal amount of our February 2021 Senior Secured Notes due in February 2021 (which were repaid in full upon maturity), the outstanding principal amount of our October 2021 Senior Secured Notes due in October 2021 (which were exchanged to new notes due in October 2023), and for Xinyuan China to satisfy its obligations under the First, Second, Third, 2018 Tranche Bonds, 2019 Tranche and 2019 First Tranche Bonds.

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

G.Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of December 31, 2020 and 2021:

Name	Age	Position
Yong Zhang	59	Executive Director, Chairman of the Board, Chief Executive Officer
Haifei He	57	Executive Director and President of Xinyuan (China)
Yu (Brian) Chen	47	Chief Financial Officer
Yuyan Yang	59	Director
Yong Cui	48	Director
Hao Gao (resigned on June 4, 2021)	40	Director*
Yifan (Frank) Li	54	Director*
Samuel Shen	57	Director*
*	Independent director per NYSE listing standards.

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

He Haifei is currently the president of Xinyuan (China) Real Estate Co., Ltd., in charge of the company’s overall operation and management. Mr. He brings over three decades of senior leadership experiences. Mr. He previously served as the Assistant General Manager of China State Construction Engineering Corporation, and the Chairman and Party Secretary of China Construction Fangcheng Investment & Development Group.

Yu (Brian) Chen joined Xinyuan in February 2019 as an Assistant President and the General Manager of the Company’s Capital Markets department. Before joining Xinyuan, Mr. Chen held senior management positions in various publicly listed companies including Pacific Securities, RioCan REIT, Husky Injection Molding Systems, MDS, and ZTE. He has close to two decades of experience in accounting, financial management, business turnarounds, and capital market operations. Mr. Chen received his Bachelor of Economics from Peking University in 1998 and his MBA from the Schulich School of Business at York University in 2004. He also obtained CPA designations from Canada in 2007 and the U.S. in 2010.

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

Yifan (Frank) Li was appointed as a director of our company in February 2017. Mr. Li has been Chief Financial Officer of Human Horizons Group Inc. since April 2021. He was a Vice President of Geely Holding Group from October 2014. Prior to joining Geely, he was Vice President and international Chief Financial Officer of Sanpower Group from April 2014. Previously, he served as Chief Financial Officer of China Zenix Auto International (NYSE:ZX) from December 2010 to March 2014. Prior to joining China Zenix Auto International, Mr. Li was the Chief Financial Officer of Standard Water and Time Share Media, respectively, from December 2007. Mr. Li is also an independent director of Qudian Inc. (NYSE:QD), 36Kr Holdings Inc. (NASDAQ:KRKR). Mr. Li received his MBA degree from the University of Chicago Booth School of Business in 2000, MSc in Accounting from University of Texas at Dallas in 1994, and Bachelor of Economics in World Economy from Fudan University in 1989. He is a Certified Public Accountant in the United States and a Chartered Global Management Accountant. His business address is 1339 Wanfang Road, Shanghai 201112, China.

Samuel Shen was appointed as an independent director of the Company in April 2018. Mr. Shen has served as Group CEO of 21Vianet Group, Inc. (a company listed on NASDAQ, VNET) since January 1, 2021 and executive chairman of its retail IDC business group Neolink Group, Inc. since May 2020, Mercurity Fintech Holding Inc. (a company listed on the New York Stock Exchange, NYSE: MFH). Mr. Shen served as an independent director of Kingdee International Software Group Co. Ltd. (a company listed on the Hong Kong Stock Exchange, stock code: 0268), from January 2018 to January 2020 and Insigma Technology Co,. Ltd (a company listed on the Shanghai Stock Exchange, stock code: 600797), from January 2016 to July 2021. Mr. Shen has extensive experience in the fields of cloud, edge computing, bigdata, and AI services. Mr. Shen previously served as President of JD Cloud where he led JD Cloud’s efforts to extend its offerings of tailored service solutions to a wide range of companies in different industry verticals. Prior to JD Cloud, Mr. Shen held various senior positions at Microsoft. Mr. Shen received his master’s degree in computer science from University of California, Santa Barbara, and his bachelor’s degree in chemistry from National Tsing Hua University.

As of the date of this annual report on Form 20-F, there are no familial relationships between any directors and members of senior management.

B.Compensation

For the fiscal year ended December 31, 2020, the aggregate compensation to our executive officers, including all directors was US$6.4 million (which includes amounts paid to persons who are no longer serving as executive officers),which the aggregate compensation to our non-executive directors was US$0.8 million (which includes amounts paid to persons who are no longer serving as directors). As discussed below under “Item 6. Directors, Senior Management and Employees — D. Employees” we made contributions of US$11.8--- million to employee benefit plans for the fiscal year ended December 31, 2020.

2007 Long Term Incentive Plan

In November 2007, we adopted our 2007 long term incentive plan, or the 2007 Plan, which provided for the grant of options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards to purchase our common shares. The maximum aggregate number of common shares which could be issued pursuant to all awards, including options, was 10 million common shares, subject to adjustment to account for changes in the capitalization of our company. The 2007 Plan by its terms expired in 2017.

As of December 31, 2020, 199,400 of options granted prior to the expiration of the 2007 Plan remain exercisable.

The following table summarizes the options granted to our current directors, executive officers, and other individuals as a group under our 2007 Plan outstanding as of April 1, 2021:

	Common Shares	Exercise Price of
	Underlying Options	Options Granted		Date of
Name	Granted	(US$ per share)	Grant Date	Expiration
Yong Zhang	39,400	1.21	June 30, 2014	June 29, 2024
Our employees as a group (1)	60,000	1.085	May 24, 2011	May 25, 2021
	100,000	1.64	November 12, 2012	November 11, 2022
(1)	None of these employees is a director or executive officer of our company.

2014 Restricted Stock Unit Plan

Our board of directors adopted the Xinyuan Real Estate Co., Ltd. 2014 Restricted Stock Unit Plan, or the 2014 RSU Plan, effective May 23, 2014. The 2014 RSU Plan provides for discretionary grants of restricted stock units, or RSUs, to or for the benefit of participating employees. The purpose of the 2014 RSU Plan is to provide to us and our shareholders the benefits of the additional incentive inherent in the ownership of our common shares by selected employees, including selected employees of our subsidiaries who are important to the success and growth of our business, and to help us and our subsidiaries secure the services of those persons. The maximum number of shares that may be delivered to RSU Plan participants in connection with RSUs granted under the 2014 RSU Plan is 10,000,000, subject to adjustment if our outstanding common shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of our company through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction. All of our and our subsidiaries’ employees and officers who are capable of contributing significantly to our successful performance, in the determination of the Compensation Committee of our board of directors, are eligible to be participants in the 2014 RSU Plan. Each eligible employee selected to participate may be granted an award of RSUs at such times and subject to such conditions as determined by the Compensation Committee.

Incentive Pool; Funding. Under the 2014 RSU Plan, we will establish a long-term incentive pool for participants for each fiscal year, a “Grant Year,” based on our net income (or other performance goals) for the most recently completed prior fiscal year, a “Base Year.” The long-term incentive pool is funded for any Grant Year and RSUs are granted only if 70% or more of the target net income for applicable Base Year has been achieved in the Grant Year or if 70% or more of the total target net income for the three fiscal years ending with the Base Year has been achieved. If neither of such targets is achieved for a Grant Year, no amount is credited to the long-term incentive pool for that Grant Year and no RSUs will be awarded for the Grant Year. We have established a trust and we will deposit or cause to be deposited in the trust amounts of cash not exceeding the amount of the long-term incentive pool for a Grant Year. The trustee will use the funds to acquire in the open market or in private transactions that number of ADSs representing common shares as we direct over a period of time as we and the trustee determine.

Administration. The 2014 RSU Plan provides that it will be administered by one or more committees of our board of directors, which has designated the Compensation Committee to administer the 2014 RSU Plan. Subject to the provisions of the 2014 RSU Plan, the Compensation Committee has the discretionary authority and power to determine and designate those individuals selected to receive awards; determine the terms of awards, including the time at which each award will be granted and the number of common shares subject to each award; establish the terms and conditions upon which awards may be exercised, unlocked or paid (including any requirements that we or the participant satisfy performance criteria or performance objectives); prescribe, amend, or rescind any rules and regulations necessary or appropriate for the administration of the 2014 RSU Plan; correct any defect, supply any deficiency, and reconcile any inconsistency in the 2014 RSU Plan or in any related award or agreement; and make other determinations and take such other action in connection with the administration of the 2014 RSU Plan as it deems necessary or advisable.

Grant, Allocation and Unlocking of RSUs. During the Grant Year, the Compensation Committee will allocate to each participant a percentage of the long-term incentive pool, if any, for that Grant Year based on such factors as the Compensation Committee may determine from time to time in its discretion. A participant will be allocated RSUs based on the aggregate of common shares represented by ADSs purchased by the trustee for a Grant Year multiplied by the percentage of the long-term incentive pool allocated by the Compensation Committee to that participant for the Grant Year. Each RSU represents a right to receive one common share to be delivered or made available at the time or times specified in the award agreement, subject to a risk of cancellation and to the other terms and conditions set forth in the 2014 RSU Plan, the award agreement and any additional terms and conditions set by the Compensation Committee. At our election, RSUs may be settled by delivery of common shares or ADSs representing the number of common shares subject to the RSU.

Common shares (either in the form of common shares or ADSs) in respect of RSUs allocated to a participant will not be eligible to be withdrawn by a participant from the trust established pursuant to the 2014 RSU Plan for the period of time, or the lock-up period, set forth in the 2014 RSU Plan. Common shares or ADSs become “unlocked” and may be withdrawn or transferred from the trust at the election of a participant as follows: one-third after the first anniversary of the grant date, one-third after the second anniversary of the grant date, and one-third after the third anniversary of the Grant Date. In the event of (i) death, (ii) disability as the result of a work injury, (iii) retirement on or after age 60, in each case prior to termination of service, or (iv) subject to exceptions specified in the 2014 RSU Plan, the termination of employment or resignation by a participant, the locked portion of a participant’s RSUs will continue to become unlocked on each subsequent anniversary of the Grant Date after such event. In the event of death, a participant’s awards will be paid to his personal representative or estate as provided by applicable law. The locked portion of a participant’s RSU award may be cancelled for no value for certain events specified in the 2014 RSU Plan. The Compensation Committee, in its sole discretion, may (but will not be required to) reallocate all or a portion of RSUs forfeited by a participant to a different participant or participants continuing in employment on such unlocking schedule as the Compensation Committee may determine. If we are party to a “Change of Control,” as defined in the 2014 RSU Plan, the board of directors may determine to cancel each outstanding award after payment to participants of the fair market value of the common shares subject to the award at the time of the transaction constituting the Change of Control, provide for assumption of the awards or substitution of comparable awards by the surviving or acquiring company in the transaction, or accelerate the unlocking, in whole or in part, of the awards, subject to effectiveness of the transaction.

Amendments. Our board of directors may amend, suspend or terminate the 2014 RSU Plan or the Compensation Committee’s authority to grant awards under the 2014 RSU Plan without the consent of participants; provided, however, that, without the consent of an affected participant, no such board action may materially and adversely affect the rights of the participant under any outstanding award. The Compensation Committee may amend any outstanding award without the consent of the affected participant; provided, however, that, without such consent, no such action may materially and adversely affect the rights of the participant under any outstanding award. Unless earlier terminated by action of the board of directors, the 2014 RSU Plan will remain in effect until such time as no common shares remain available for delivery under the 2014 RSU Plan and we have no further rights or obligations with respect to outstanding awards under the 2014 RSU Plan.

On May 23, 2014, our company established a trust that is governed by a third party trustee and deposited US$7,042,725 into the trust. The trustee used the funds to acquire 4,234,884 common shares in the open market through the purchase of ADSs. The awards vested ratably over a three-year service vesting period.

On April 10, 2015, under the 2014 RSU Plan, our company deposited US$3,259,998 into the trust. The trustee used the funds to acquire 2,076,964 common shares in the open market through the purchase of ADSs. 2015 RSU awards vested ratably over a three-year service vesting period.

On April 18, 2016, under the 2014 RSU Plan, our company deposited US$4,003,999 into the trust. The trustee used the funds to acquire 1,614,220 common shares in the open market through the purchase of ADSs. 2016 RSU awards vest ratably over a three-year service vesting period.

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

2015 Stock Option Plan

Our board of directors adopted the Xinyuan Real Estate Co., Ltd. 2015 Stock Option Plan, or the Option Plan, effective June 24, 2015. The Option Plan provides for discretionary grants of stock options, or Options, to purchase shares of our company stock to participating employees and directors. The purpose of the Option Plan is to promote the interests of our company by enabling it to attract, retain and motivate key employees and directors responsible for the success and growth of our company and its subsidiaries by providing them with appropriate incentives and rewards and enabling them to participate in the growth of our company. All employees and directors of our company or any subsidiary who are capable of contributing significantly to the successful performance of our company, in the determination of the board of directors, are eligible to be participants in the Option Plan. Each eligible employee selected to participate may be granted an award of Options at such times and subject to such conditions as determined by the board of directors.

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

Grant, Exercise and Payment of Options. Each grant of an Option will be evidenced by an award agreement between the participant and our company. Each award agreement will specify (i) the formula for determining the number of shares that are subject to the Option, (ii) the exercise price, (iii) the term of the Option, and (iv) when all or any installment of the Option becomes exercisable. Options will be exercised by delivering a signed written notice of exercise to our company which must be received as of a date set by our company prior to the effective date of the proposed exercise. The exercise price upon exercise of any Option will be payable in the following manner:

●	in cash or cash equivalents when the shares are purchased;
●	subject to prior approval by the board of directors, by surrendering or attesting to the ownership of shares that are already owned by the participant. These shares will be surrendered to our company in good form for transfer and will be valued at their Fair Market Value (as defined in the Stock Option Plan) on the date when the Option is exercised;
●	subject to prior approval by the board of directors, with a full recourse promissory note. These shares will be pledged as a security for payment of the principal amount of the promissory note and interest on it. The interest rate payable under the terms of the promissory note will not be less than the minimum rate (if any) required to avoid the imputation of additional interest under the Code (as defined below). The board of directors will specify the term, interest rate, amortization requirements (if any) and other provisions of the note;
●	subject to prior approval by the board of directors, if our company’s stock is publicly traded, by the delivery of an irrevocable direction to a securities broker approved by our company to sell the shares and to deliver all or part of the sales proceeds to our company in payment of all or part of the exercise price and any withholding taxes;
●	subject to prior approval by the board of directors, if our company’s stock is publicly traded, by the delivery of an irrevocable direction to pledge the shares to a securities broker or lender approved by our company, as security for a loan, and to deliver all or part of the loan proceeds to our company in payment of all or part of the exercise price and any withholding taxes; or
●	any combination of the above methods of payment.

Termination of Options. Upon termination of a participant’s service for any reason other than for death or disability, all unvested portions of any outstanding awards will be immediately forfeited without consideration, and the participant will have a period of three months (twelve months in the case of termination of service due to death or disability as defined in the Option Plan), commencing with the date the participant’s service has terminated, to exercise the vested portion of any outstanding Options, subject to the term of the Option. The participant may exercise all or part of his or her Options at any time before their expiration due to termination of the participant’s service, but only to the extent that the Options had become exercisable before the date the participant’s service terminated. Those Options that are not exercisable immediately before the date of termination of Service (as defined in the Option Plan) will expire on the date of termination of Service. Notwithstanding the forgoing, if the participant’s Service is terminated due to any Cause (as defined in the Option Plan), then such participant’s Options shall be terminated, whether or not such Options are vested or unvested, and/or whether or not such Options are exercised or unexercised. If we are party to a Change in Control (as defined in the Option Plan), the board of directors may determine to cancel each outstanding award after payment to participants of the Fair Market Value of the shares subject to the award at the time of the transaction constituting the Change in Control minus, in the case of an Option, the exercise price and grant price of the shares subject to the Option; provide for assumption of the awards or substitution of comparable awards by the surviving or acquiring company in the transaction; accelerate the exercisability or vesting, in whole or in part, of the awards subject to effectiveness of the transaction; or terminate awards if not exercised by the effective time of the Change in Control, and lapse any reacquisition or repurchase rights held by our company with respect to such awards subject to effectiveness of the transaction.

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

Amendments. Our board of directors may amend the terms of any award; provided, however, that the rights under any award will not be impaired without the consent of the participant. The Option Plan will terminate automatically on June 24, 2025. No shares will be issued or sold under the Option Plan after its termination, except on exercise of an Option granted prior to the termination. No amendment, suspension, or termination of the Option Plan will, without the consent of the participant, alter or impair any rights or obligations under any award previously granted under the Option Plan.

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

Our company did not grant any options under the 2015 Plan in 2017, 2018, 2019 and 2020.

As of December 31, 2020, 2,796,734 options were issued and outstanding under the 2015 plan and 14,865,808 shares remained eligible for future grants under the plan. The following table summarizes the options granted to our current directors, executive officers, and other individuals as a group under our 2015 Plan outstanding as of April 1, 2021:

	Common Shares	Exercise Price of
	Underlying Options	Options Granted		Date of
Name	Granted	(US$ per share)	Grant Date	Expiration
Yong Zhang	2,497,600	1.71	July 1, 2015	June 30, 2025
Yong Cui	—	1.71	July 1, 2015	June 30, 2025
Other employees as a group (1)	27,200	1.71	July 1, 2015	June 30, 2025
	54,334	1.71	July 1, 2015	June 30, 2025
	54,400	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025
	81,600	1.71	July 1, 2015	June 30, 2025
(1)	None of these employees is a director or executive officer of our Company.

2020 Restricted Stock Unit Plan

Our board of directors adopted the Xinyuan Real Estate Co., Ltd. 2020 Restricted Stock Unit Plan, or the 2020 RSU Plan, effective June 30, 2020. The purpose of the 2020 RSU Plan is to provide to us and our shareholders the benefits of the additional incentive inherent in the ownership of our common shares by selected employees, including selected employees of our subsidiaries who are important to the success and growth of our business, and to help us and our subsidiaries secure the services of those persons. The maximum number of shares that may be delivered to the RSU Plan participants in connection with RSUs granted under the 2020 RSU Plan is 10,000,000, subject to adjustment if our outstanding common shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of our company through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction. All of our and our subsidiaries' employees and officers who are capable of contributing significantly to our successful performance, in the determination of the board of directors, are eligible to be participants in the 2020 RSU Plan. Each eligible employee selected to participate may be granted an award of RSUs at such times and subject to such conditions as determined by the board of directors.

Incentive Pool; Funding. Under the 2020 RSU Plan, we will establish a long-term incentive pool for participants for each fiscal year, a "Grant Year," based on our net income attributable to shareholders (or other performance goals) for the most recently completed prior fiscal year, a "Base Year." The long-term incentive pool is funded and RSUs are granted only if 70% or more of the target net income attributable to shareholders for the Base Year has been achieved. If the net income attributable to shareholders achieved for a Base Year is less than 70% of the target, no amount is credited to the long-term incentive pool for that Grant Year and no RSUs will be awarded for the Grant Year. We have established a trust and we will deposit or cause to be deposited in the trust amounts of cash not exceeding the amount of the long-term incentive pool for a Grant Year. The trustee will use the funds to acquire in the open market or in private transactions that number of ADSs representing common shares as we direct over a period of time as we and the trustee determine.

Administration. The 2020 RSU Plan provides that it will be administered by one or more committees of our board of directors. Subject to the provisions of the 2020 RSU Plan, such committee(s) have the discretionary authority and power to determine and designate those individuals selected to receive awards; determine the terms of awards, including the time at which each award will be granted and the number of common shares subject to each award; establish the terms and conditions upon which awards may be exercised, unlocked or paid (including any requirements that we or the participant satisfy performance criteria or performance objectives); prescribe, amend, or rescind any rules and regulations necessary or appropriate for the administration of the 2020 RSU Plan; correct any defect, supply any deficiency, and reconcile any inconsistency in the 2020 RSU Plan or in any related award or agreement; and make other determinations and take such other action in connection with the administration of the 2020 RSU Plan as it deems necessary or advisable.

Grant, Allocation and Trading Restrictions of RSUs. Following the end of a Base Year, the committee(s) will allocate to each participant a percentage of the long-term incentive pool based on such factors as the committee(s) may determine from time to time in its or their discretion. A participant will be allocated RSUs based on the aggregate of common shares represented by ADSs purchased by the trustee for a Grant Year multiplied by the percentage of the long-term incentive pool allocated to that participant for the Grant Year. Each RSU represents a right to receive one common share to be delivered or made available at the time or times specified in the award agreement, subject to a risk of cancellation and to the other terms and conditions set forth in the 2020 RSU Plan, the award agreement and any additional terms and conditions set by the committee(s). At our election, RSUs may be settled by delivery of common shares or ADSs representing the number of common shares subject to the RSU.

Common shares or ADSs settling vested RSUs may not be sold, transferred or otherwise disposed of by the participant (other than being returned to the Company) until one year after the participant's resignation or termination of employment other than as a result of (i) death, (ii) disability as the result of a work injury, or (iii) retirement on or after age 60. After such one year period if an off-office audit performed by our internal audit department does not identify any risk (i.e., damage) to the Company or its subsidiaries from the participant's conduct while employed with us or our subsidiaries, the Trustee will (i) deposit such ADSs or common shares into an account maintained for the participant (or of which the participant is a joint owner, with the consent of the participant) by a broker-dealer or stock plan administrator, or (ii) deliver common shares or ADSs to the participant (under our direction). Thereafter, the participant may sell, transfer or otherwise dispose of the common shares or ADSs. If the off-office audit identifies a risk to us or our subsidiaries, the common shares or ADSs will be forfeited and surrendered to us.

Amendments. Our board of directors may amend, suspend or terminate the 2020 RSU Plan or the authority of the committee(s) to grant awards under the 2020 RSU Plan without the consent of participants; provided, however, that, without the consent of an affected participant, no such board action may materially and adversely affect the rights of the participant under any outstanding award. The committee(s) may amend any outstanding award without the consent of the affected participant; provided, however, that, without such consent, no such action may materially and adversely affect the rights of the participant under any outstanding award. Unless earlier terminated by action of the board of directors, the 2020 RSU Plan will remain in effect until such time as no common shares remain available for delivery under the 2020 RSU Plan and we have no further rights or obligations with respect to outstanding awards under the 2020 RSU Plan.

As of the date of this annual report, our company has not deposited any amount into the trust established and governed by a third party trustee.

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

Xinyuan Property Management Service (Cayman) Ltd., a subsidiary of us, operates a restricted share award scheme, or the Scheme, for the purpose of providing incentives and rewards to eligible participants, or the Participants, who contribute to the success of its operations. The Participants of the Scheme include its directors and senior executives. The Scheme was adopted by our board on 31 January 2019, or the Adoption Date. Pursuant to the Scheme, an award of 56,250 restricted shares (subdivided into 56,250,000 restricted shares in August 2019), representing 15% of its share capital, was granted to the Participants with a total exercise price at an aggregate consideration of US$1,204,094 (RMB8,400,000). The considerations were fully settled in cash upon the issuance of restricted shares. And the restricted shares vest in three tranches of 2%, 18% and 80% on January 1, 2020, January 1, 2021 and January 1, 2022, respectively, in accordance with certain vesting conditions, that is, performance condition based on the completion of IPO which requires recognition on an accelerated basis.

As of December 31, 2020, there were no shares expired and the Group recognized expense relating to the options is immaterial (2019: nil, 2018: nil) in profit or loss during the period.

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

As of December 31, 2020, there were no shares vested, expired and we recognized expense relating to the Scheme of US$2,031,331 (RMB13,667,080) (2019: US$1,762,927 (RMB12,298,534), 2018: nil) in profit or loss during the period.

C.Board Practices

Our board of directors currently has six directors.

Committees of the Board of Directors

We have established four committees under the board of directors: the audit committee, the compensation committee, the corporate governance and nominating committee and the investment committee. We have adopted a charter for each of the four committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Yifan (Frank) Li and Mr. Samuel Shen. Under Section 303A of the NYSE Listed Company Manual, as a foreign private issuer, we are required to have an audit committee composed solely of independent directors. However, unlike U.S. listed companies, we are not required to have a minimum number of committee members and our audit committee members may be “independent” only as required by SEC Rule 10A-3 but need not meet the other independence test of NYSE Rule 303A. Our audit committee charter provides that the committee will consist of at least three directors, each of whom must meet applicable independence and financial literacy requirements of the NYSE and Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr. Li qualifies as an “audit committee financial expert” under applicable SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Exchange Act, regardless of the dollar amount involved in such transactions;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and
●	meeting separately and periodically with management and the independent registered public accounting firm.

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

The compensation committee assists the board in reviewing and approving the design of and administering executive compensation programs. The compensation committee is responsible for, among other things:

●	reviewing our overall compensation philosophy at least annually;
●	reviewing and approving the corporate goals and objectives relative to our Chief Executive Officer’s compensation on an annual basis and determine the level of the Chief Executive Officer’s compensation;
●	determine, or recommend for the board’s determination, the annual base and incentive compensation for our Chief Financial Officer, Chief Operating Officer, Chief Administrative Officer and any other person who performs similar functions for our company;
●	make recommendations to the board with respect to equity-based compensation plans;

●	determine compensation policies and practices and approval compensation to non-employee directors; and
●	review, approve or make recommendations on executive employments agreements or any severance or similar termination payments proposed to be made to any current or former executive officer of the company.

No member of senior management may be present when his or her compensation is being discussed.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. Yong Zhang (Chairman) and Mr. Yifan (Frank) Li.

The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

●	identifying and recommending qualified candidates to the board for selection of directors, nominees for board of directors, or for appointment to fill any vacancy;
●	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;
●	advising the board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board of directors on all matters of corporate governance and on any remedial action to be taken; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Investment Committee. Our investment committee consists of Mr. Yong Zhang (Chairman), Mr. Yong Cui, Mr. Haifei He and Mr. Samuel Shen.

The investment committee assists the board of directors in overseeing our company’s real property acquisitions and developments and management of other strategic assets. The investment committee is responsible for, among other things:

●	reviewing and approving individual real property acquisitions;
●	approving, without further board action, land acquisitions where the consideration is cash, seller financing and/or conventional bank debt;
●	land acquisitions involving use of the company’s shares, options or warrants; and
●	approving acquisitions of assets, other than land, including shares in a third party or non-bank financial assets.

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

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares of our company, including the registering of such shares in our register of members.

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

D.Employees

As of December 31, 2020 and 2021 we had 1,950 and 1,701 full time employees. The following table sets forth the number of our full-time employees categorized by function as of the period indicated:

	As of December 31,
	2018	2019	2020	2021
Management	48	60	58	61
Finance	185	188	189	186
Planning and development	590	472	499	344
Project construction management	305	265	316	272
Sales and marketing	107	108	194	127
Property management	418	484	458	509
Administrative and human resources	359	348	219	186
Legal and audit	26	22	17	16
Total	2,038	1,947	1,950	1,701

As of December 31, 2020, our subsidiary, Xinyuan Property Service Co., Ltd, also hired approximately 4,619 contract employees and temporary employees, most of whom provided security and housekeeping services relating to property management.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing funds, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2018, 2019 and 2020 was US$18,422,330, US$20,420,474 and US$11,781,673, respectively.

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of February 1, 2022 (or such earlier date as indicated below), by:

●	each of our directors and executive officers;
●	each person known to us to own beneficially more than 5% of our common shares; and
●	all of our directors and executive officers as a group.

		Shares
		Beneficially
		Owned (1)
Directors, Executive Officers and Principal Shareholders	Number	%
Yong Cui	632,700	—
Yu Chen	—	—
Hao Gao (resigned on June 4, 2021)	—	—
Haifei He	—	—
Yifan (Frank) Li	—	—
Samuel Shen	—	—
Yuyan Yang (2)	28,400,000	26.36%
Yong Zhang (3)	32,543,615	29.51%
All directors and executive officers as a group (4)	61,576,315	55.83%
*	Beneficially owns less than 1% of our outstanding common shares.
(1)	Beneficial ownership includes voting or investment power with respect to the securities and, except as indicated below, each person named has sole voting and investment power with respect to the shares shown opposite his or her name. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of the date of determination. The percentage of beneficial ownership is based on 107,757,721 common shares outstanding as of February 1, 2022. In addition, for purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons had the right to acquire on or within 60 days of February 1, 2022 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(2)	Ms. Yang is the settlor of The Spectacular Stage Trust established pursuant to the Trust Deed dated November 24, 2015 between Ms. Yang, as Settlor, and HSBC International Trustee Limited, as Trustee, or the Spectacular Trust. Pursuant to the Trust Deed, the Trustee is required to obtain the prior written consent of Ms. Yang, as Protector, before making any direct or indirect dispositions of any common shares that constitute assets of the Spectacular Trust and to vote common shares held by the Spectacular Trust and cause any entity owned by the Spectacular Trust directly or indirectly that holds common shares to vote such shares in accordance with instructions from Ms. Yang. Accordingly, pursuant to Section 13(d) of the Exchange Act, Ms. Yang may be deemed to beneficially own all of the common shares held directly or indirectly by the Spectacular Trust. Spectacular Stage Limited, a British Virgin Islands company indirectly wholly owned by the Spectacular Trust, owns 28,400,000 common shares.

(3)	Mr. Zhang is the settlor of The Juicy Seasons Trust established pursuant to the Trust Deed dated June 21, 2019 between Mr.Zhang, as Settlor, and HSBC International Trustee Limited, as Trustee, or the Juicy Trust. Pursuant to the Trust Deed, the Trustee is required to obtain the prior written consent of Mr. Zhang, as Protector, before making any direct or indirect dispositions of any common shares that constitute assets of the Juicy Trust and to vote common shares held by the Juicy Trust and cause any entity owned by the Juicu Trust directly or indirectly that holds common shares to vote such shares in accordance with instructions from Mr. Zhang. Accordingly, pursuant to Section 13(d) of the Exchange Act, Mr. Zhang may be deemed to beneficially own all of the common shares held directly or indirectly by the Juicy Trust. Juicy Seasons Limited, a British Virgin Islands company indirectly wholly owned by the Juicy Trust, owns 28,400,000 common shares. The amount of common shares also includes 2,537,000 common shares issuable upon exercise of vested options and 1,606,615 common shares held by Universal World Development Co. Ltd., a British Virgin Islands company, of which Mr. Zhang is the sole owner.
(4)	Includes 2,537,000 common shares issuable upon exercise of options exercisable within 60 days.

ITEM 7MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership” for our major shareholders.

Our major shareholders do not have voting rights that are different from other shareholders.

There are three record holders in the United States, including the depositary for our ADSs, holding, collectively, 50.6% and 54.2% our outstanding common shares, as of December 31, 2020 and 2021.

B.Related Party Transactions

On March 2, 2018, the Group signed a partnership agreement with Yong Zhang, a senior management member and employee of the Company to form Beijing Yuzhouyun Technology Development Center, or Yuzhouyun. According to the partnership agreement, the design and purpose of Yuzhouyun’s activities are to provide technical services to the Group. The Group acts as a limited partner and the senior management members are general partners. Substantially all significant activities require the approval from the senior management members. The Group and senior management members agreed to share profits at the proportion of 51% and 49%, respectively. The Group, as the limited partner, is the only party with the equity at risk to absorb losses of Yuzhouyun. Yuzhouyun’s principal activities are also to provide technical service to the Group, which indicates that Yuzhouyun’s activities are conducted on behalf of the Group.

In 2018, the Company sold a small percentage of the equity interests (ranging from 0.50% to 5.54%) in eight real estate project companies to senior management and employees for a total consideration of US$8,720,772. In 2019, the Company sold additional percentage of the equity interests in the eight real estate project companies to senior management and employees for a total consideration of US$604,914 and the total sold equity interests ranges from 0.57% to 5.59% as of December 31, 2020. According to the equity transfer agreement, as this arrangement is a form of an incentive plan, the Company is obligated to repurchase the equity interest back from senior management and employees.

In November 2019, the Group acquired Beijing Ruizhuo Xitou Development Co., Ltd., or Xitou, a related party, for a total consideration of US$16,486,299, represents extinguishment of pre-existing receivable. Xitou is primarily engaged in provision of online platform services for real estate project financing purposes. In November 2019, the Group acquired Beijing Ruizhuo Xichuang Technology Development Co., Ltd., or Xichuang, a related party, for a total consideration of US$11,212,797, represents extinguishment of pre-existing receivable. Xichuang is primarily engaged in the provision of online platform services for sourcing, sale and purchase of real estate properties. In November 2019, the Group acquired Beijing I-Journey Science and Technology Development Co, Ltd., or I-Journey, a related party, for a total consideration of US$21,062,847, represents extinguishment of pre-existing receivable. I-journey is primarily engaged in the sale of household robots and provision of community cloud services. The acquisitions of Xitou, Xichuang and I-journey were in line with the Group's strategy to extend its business to provide real estate and property management related technology services.

In 2020, the Company sold 6.03% of the equity interests in one real estate project company to senior management and employees for a total consideration of US$1,300,135. According to the equity transfer agreement, as this arrangement is a form of an incentive plan, the Company is obligated to repurchase the equity interest back from senior management and employees.

On August 13, 2021, Xinyuan Science (an indirect wholly owned subsidiary of Xinyuan Property Management Service (Cayman) Ltd.) entered into a loan agreement with Henan Xinyuan Real Estate (a wholly owned subsidiary of Xinyuan Real Estate Holdings), pursuant to which, Xinyuan Science agreed to provide a loan up to RMB48 million to Henan Xinyuan Real Estate, and Xinyuan (China) agreed to provide an irrevocable and unconditional guarantee for such a loan. Pursuant to the terms of the loan agreement, Henan Xinyuan Real Estate will use the loan for general corporate and supplementary liquidity purposes. The loan has a two-year term and an 8% interest rate. The loan is supported by a guarantee from Xinyuan (China), which is also a wholly-owned subsidiary of Xinyuan Real Estate Holdings.

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

C.Interests of Experts and Counsel

Not applicable.

ITEM 8FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

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

Legal Proceeding

In December 2016, 421 Kent Development LLC, or 421 Kent, the property company for the Group’s Oosten project, terminated its contract with its general contractor. The general contractor and various subcontractors have filed lawsuits against 421 Kent and the Company for approximately US$22.0 million, in aggregate, plus punitive damages. In addition, the general contractor filed mechanic’s liens against 421 Kent and the Company for approximately US$8.0 million. On December 20, 2021, 421 Kent, the general contractor, and a subcontractor asserting claims against the general contractor attended a mediation and executed a three-way confidential settlement agreement resolving all disputes and controversies. As of the date of this annual report, 421 Kent has paid US$1,300,000 pursuant to a negotiated settlement and has been released from all claims and liens against it and the Company.

In May 2019, an authorized entity of local government, or the Government Entity, sued Beijing Huiju, the original controlling and existing shareholder of one of the Group’s equity method investee, Qingdao Huiju, for disputes in construction contract entered into between the Government Entity and Beijing Huiju. The Government Entity also claimed that Qingdao Huiju is jointly liable for the aforementioned construction contract and a commitment letter issued by Beijing Huiju, and sued both Beijing Huiju and Qingdao Huiju to be jointly and severally liable to a liquidated damage of US$230.9 million stipulated in the commitment letter. Qingdao Huiju received the local court verdict of the first instance in April 2020 which held that Qingdao Huiju shall be jointly and severally liable to the liquidated damages of US$230.9 million, and court cost of US$1,167,369. The local court’s decision was appealed to the High Court of Shandong Province in April 2020. In September 2020, the High Court of Shandong Province affirmed the local court verdict. In July 2021, the Government Entity applied for enforcement to the court, the Qingdao Intermediate Court organized an auction of land ownership of Qingdao Huiju and allocated the purchase price paid by the bidder to the Government Entity. As there is no other property or potential property clue of Qingdao Huiju provided by the Government Entity, the court ruled that enforcement procedure was terminated but could be resumed after the enforcement conditions were fulfilled. Our management noted that the property enforced does not involve the Company's interests in Qingdao Huiju and our management does not expect the legal proceedings mentioned above will have a material adverse effect on the Company's interests in Qingdao Huiju based on current progress.

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9THE OFFER AND LISTING

A.Offer and Listing Details

See “Item 9. The Offer and Listing — C. Markets” for price history data.

B.Plan of Distribution

Not applicable

C.Markets

Our ADSs, each representing two of our common shares, have been listed on the NYSE since December 12, 2007. Our ADSs trade under the symbol “XIN.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

The Companies Act (As Revised), or the Companies Act, differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of scheme of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the majority shareholders are acting in good faith without coercion of the minority to promote interests adverse to those of the relevant class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If the arrangement and reconstruction by way of scheme of arrangement is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

When a tender offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

Shareholders’ suits. In principle, we will normally be the proper plaintiff and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, our company to challenge:

●	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders;
●	an act which constitutes a fraud against the minority where the wrongdoer are themselves in control of the company; and
●	an act which requires a resolution with a qualified (or special) majority (i.e., more than a simple majority) which has not been obtained.

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

C.Material Contracts

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

D.Exchange Controls

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

E.Taxation

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

People’s Republic of China Taxation

The PRC Enterprise Income Tax Law, or the EIT Law, became effective as of January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, and the Implementation for the EIT Law became effective as of January 1, 2008 and was amended on April 23, 2019. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control of the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. On April 22, 2009, the SAT issued the Circular 82, which was retroactively effective as of January 1, 2008. Under this notice, an overseas incorporated domestically controlled enterprise will be recognized as a PRC resident enterprise if it satisfies all of the following conditions: (i) the senior management responsible for daily production/ business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and shareholder meetings, etc., are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC. Further, the SAT issued Bulletin 45, which became effective on September 1, 2011 and was amended on April 17, 2015 and June 28, 2016, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarified certain issues relating to the determination of PRC tax resident enterprise status, post-determination administration and the authorities responsible for determining offshore-incorporated PRC tax resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the in-charge tax authorities from an offshore-incorporated PRC tax resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC tax resident enterprise. However, as Circular 82 and Bulletin 45 only apply to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents or non-PRC enterprises such as our company. It is not clear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the EIT Law and the Implementation for the EIT Law, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business, but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of our ADSs by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. For non-PRC individual investors, under PRC Individual Income Law, there could be a PRC income tax at a rate of 20% for such dividends or gains. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ADSs, or the gain you may realize from the transfer of our ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax as stated above. If we are not considered a PRC “resident enterprise,” the holders of our ADSs that are non-PRC “resident enterprises” could be subject to PRC income tax for gains from transferring or otherwise disposing their ADSs, since such activities might be recognized as “transferring the equity interests of a PRC resident enterprise indirectly by disposing of the equity interests of an overseas holding company” under Circular 7 or GATA. However, since Circular 7 specifies that it does not apply if a non-PRC resident enterprise purchases and sells equity of the same listed foreign enterprise in the open market and obtains the proceeds from indirect transfer of Chinese taxable property, for most our investors, who either are not enterprises, or are non-resident enterprises but only trade equity in the open market and gain proceeds, they will not be required to pay tax under Circular 7. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

U.S. Federal Income Taxation

The following is a general discussion of certain U.S. federal income tax consequences of the ownership and disposition of the common shares or ADSs (evidenced by ADRs) by U.S. Holders (as defined below). This discussion applies only to U.S. Holders that hold the common shares or ADSs as capital assets for U.S. federal income tax purposes.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations implemented thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. There can be no assurance that the IRS or a court will not take a contrary position with respect to any U.S. federal income tax considerations described below.

This discussion does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, other financial institutions, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, partnerships (or other entities treated as flow-through entities for U.S. federal income tax purposes), dealers or traders in securities, brokers, United States expatriates and certain former long-term U.S. residents, persons subject to the alternative minimum tax, persons who have acquired the shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons who generally mark their securities to market for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons who are residents in the PRC for PRC tax purposes or persons that own directly, indirectly, or constructively 10% or more of our stock by vote or value). If a partnership holds common shares or ADSs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding common shares or ADSs should consult its own tax adviser regarding the United States tax consequences of its investment in the common shares or ADSs through the partnership. This discussion does not address any U.S. state or local or non-U.S. tax considerations, any U.S. federal estate, gift or alternative minimum tax considerations, the U.S. federal Medicare tax on net investment income.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of the common shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source thereof, or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

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

Based on our estimated gross income, the average value of our assets, including goodwill, and the nature of our business, although not free from doubt, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2020. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent table years. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or common shares.

A U.S. Holder may be able to mitigate some of the adverse U.S. federal income tax consequences described below with respect to owning the common shares or ADSs if we are classified as a PFIC for any taxable year, provided that such U.S. Holder is eligible to make, and validly makes a mark-to-market election. However because we are a holding company and a mark-to-market election would not apply to any lower-tier PFICs we own, it is unclear that making the election would have any benefit to a U.S. Holder. In certain circumstances, a U.S. Holder can make a qualified electing fund election, or QEF election, to mitigate some of the adverse tax consequences described with respect to an ownership interest in a PFIC by including in income its share of the PFIC’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a QEF election.

In the event we are classified as a PFIC, in any year in which you hold the common shares or ADSs, and you do not make the election described in the preceding paragraph, any gain recognized by you on a sale or other disposition (including a pledge) of the common shares or ADSs would be allocated ratably over your holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by you on your common shares or ADSs were to exceed 125% of the average of the annual distributions on the common shares or ADSs received during the preceding three years or your holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of shares, described above. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your common shares or ADSs at death.

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

Backup Withholding Tax and Information Reporting and Disclosure Requirements

Dividend payments made to U.S. Holders and proceeds paid from the sale or other disposition of their common shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding. Certain exempt recipients are not subject to these information reporting requirements. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

Not applicable.

ITEM 11QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Foreign Exchange Risk

We and our subsidiaries are principally engaged in real estate development and the provision of property management services in the PRC. We started U.S. business operations, which is mainly residential real estate development, as well as resale, in 2012. The functional currency of our PRC subsidiaries is the Renminbi, while that of our subsidiaries in the United States is U.S. dollars. Our reporting currency is the U.S. dollar. We translate the PRC operating results using the average exchange rate for the year and we translate the PRC financial position at the year-end exchange rate. The foreign currency translation income recognized in our other comprehensive loss amounted to US$67.3 million for the year ended December 31, 2020.

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

The RMB is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 1, 2005, the PRC government changed its previous policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since July 21, 2005, this change in policy has resulted in an approximately 21.2% appreciation of the RMB against the U.S. dollar through December 31, 2020. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any appreciation of the RMB against the U.S. dollar or any other foreign currencies would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert foreign currencies into RMB for such purposes. On August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last. However, any significant depreciation in the exchange rates of the RMB against the U.S. dollar could adversely affect the value of any dividends paid by us to our shareholders, which would be funded by RMB but paid in U.S. dollars. There can be no assurance that any future movements in the exchange rate of the RMB against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition (including our ability to pay dividends). A significant depreciation in the RMB against major foreign currencies may have a material adverse impact on our results of operations, financial condition and share price because our reporting currency is the U.S. dollar and our ADSs are expected to be quoted in U.S. dollars, whereas our revenues, costs and expenses are largely denominated in RMB.

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

In addition, the United Kingdom Financial Conduct Authority, or FCA, which regulates London Interbank Offered Rate, or LIBOR, announced on July 27, 2017 that it would no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021 and confirmed on March 5, 2021 that most LIBOR benchmark tenors would cease or cease to be representative benchmarks from December 31, 2021 or (in the case of certain tenors of USD LIBOR only) from June 30, 2023. While various replacement reference rates have been proposed, an alternative reference rate to LIBOR has not yet been widely adopted. As such, the replacement of LIBOR could have an adverse effect on the market for, or value of, LIBOR-linked financial instruments.

Our indebtedness consists primarily of short-term and long-term bank borrowings, secured debt and onshore corporate bonds. As of December 31, 2020, we had US$13.6 million of short-term borrowings, with US$13.6million denominated in RMB, which bear interest rates ranging from 5.89% per annum to 8.00% per annum, with a weighted average interest rate at such date of 7.76%. US$844.6 million of long-term bank loans, including current portions of long-term bank loans, bear floating interest rates, which are based on 100.00% to 210.53% of PBOC benchmark rates in the following years. US$153.5 million of long-term debt, including current portions of long-term debt bear floating interest rates, which are based on LIBOR benchmark rates in the following years. The PBOC regulates the interest rates of our Renminbi-denominated borrowings. The PBOC-published benchmark one-year lending rate in China, which directly affects the property mortgage rates offered by commercial banks in China, as of December 31, 2018, 2019 and 2020 was 4.35%, 4.35% and 4.35%, respectively. As of December 31, 2020, the principal amount of our aggregate outstanding variable rate debt, including long-term bank loans, was US$998.1 million. A hypothetical 1.00% increase in annual interest rates would increase our interest cost by approximately US$99.8 million per year based on our debt level as of December 31, 2020. The senior secured notes and other debt, except the above-mentioned US$153.5 million of floating rate debt, bear fixed interest rates and therefore, interest rate risk is low.

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

As of December 31, 2020, we had outstanding guarantees of mortgages in the principal amount of US$2,306.9 million. If a purchaser defaults on the payment of its mortgage during the term of the guarantee, the mortgage lending bank may require us to repay the outstanding amount under the loan plus any accrued interest. In this event, although we are able to retain the customer’s deposit and sell the property to recover any amounts paid by us to the bank, there can be no assurance that we would be able to sell the property at a price equal to or greater than the amount we paid on the defaulting purchaser’s outstanding loan amount and any accrued interest thereon. We paid US$4.6 million to satisfy guarantee obligations related to customer defaults for the year ended December 31, 2020.

During parts of 2011 and 2012 we offered certain homebuyers seller-financing arrangements. All the homebuyers entered into such arrangement were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via our management reporting procedures. We provided longer payment terms, ranging between six months to two years to particular home buyers after applying strict credit requirements based on our credit policy. In the second half of 2012, execution of seller-financed contracts dropped significantly. From the fourth quarter of 2012, we stopped offering seller-financed contracts to second home buyers. Commencing in the second quarter of 2014, the Group again offer seller-financed contracts. As of December 31, 2019 and 2020, there was no concentration of credit risk with respect to receivables and we do not have a significant exposure to any individual debtor. Since 2013, PRC banks have tightened the distributions of mortgage loans to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. We took the position that the processing periods of the contracts with underlying mortgage loans exceeding one year cannot be recognized as revenue on an over time basis.

As of December 31, 2020, our cash and cash equivalents totaled US$926.8 million and restricted cash totaled US$333.2 million, predominately deposited in accounts maintained with state-owned bank within the PRC. We have not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Inflation

Inflation has not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.1%, 2.9% and 2.5% in 2018, 2019 and 2020, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this annual report, we have not been materially affected by any inflation or deflation.

ITEM 12DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

The depositary may charge the following the additional amounts to ADR holders:

●	a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;
●	a fee of US$1.50 per ADR or ADRs for transfers pursuant to the deposit agreement;
●	an aggregate fee of up to US$0.05 per ADS (or portion thereof) per calendar year for services performed by the depositary in administering our ADR program;
●	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities;
●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
●	stock transfer or other taxes and other governmental charges;
●	SWIFT, cable, telex and facsimile transmission and delivery charges incurred upon request of an ADR holder;
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;
●	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and
●	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

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

The depositary may remit to us all or a portion of the depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the deposit agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2020, nil depositary reimbursed with respect to certain fees and expenses.

PART II

ITEM 13DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15CONTROLS AND PROCEDURES

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013 Framework), our management concluded that, as of December 31, 2020, our internal control over financial reporting were effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Nonetheless, the Board and the Audit Committee are acutely aware of the importance of internal controls and take their fiduciary duties seriously. Therefore, despite believing that the Company's existing internal controls are sufficient, following the Internal Reviews, the Board and Audit Committee directed management to review internal controls and remediate any material weaknesses that are identified. This has involved several workstreams.

First, the Internal Reviews did identify some weaknesses in the Company's internal controls, which the Company is working to correct. As part of that process, the Company is implementing enhanced review protocols, including:

●	strengthening and improving its internal accounting procedures and bookkeeping standards to ensure accurate recording of transactions and regular reviews of transaction records;
●	strengthening and enhancing its internal procedures and standards regarding contract management and transaction approval, with stricter and more detailed requirements and guidance, including imposing requirements for supporting documentation with respect to any related party transaction;
●	providing additional guidance and training to employees regarding the relevant rules and disclosure requirements for related party transactions; and
●	improving the process of identifying, processing, and disclosing related party transactions to ensure compliance with the relevant rules and regulations.

Second, the HK Subsidiary has retained Moore Advisory Services Limited as independent internal control reviewer to review and validate the HK Subsidiary's systems and controls (which was recently completed). The Company is considering the findings from that review. To the extent they are relevant to the Company, the Company will also implement any recommended improvements.

Third, the Company has arranged regular training sessions to raise employee awareness of internal control and compliance matters.

Finally, the effectiveness of our internal control over financial reporting as of December 31, 2020 has also been audited by Union Power HK CPA Limited, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2020, there were no changes in our internal control over financial reporting that occurred during the period covered by the report for the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Xinyuan Real Estate Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Xinyuan Real Estate Co., Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Xinyuan Real Estate Co., Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated March 8, 2022 expressed an unqualified opinion thereon.

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

/s/ Union Power HK CPA Limited
We have served as the Company's auditor since 2021.
Hong Kong
March 8, 2022

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Yifan (Frank) Li, the chairman of our audit committee, qualifies as an audit committee financial expert under applicable SEC rules.

ITEM 16B.CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that pertains to our directors, officers and employees with certain provisions that specifically apply to our Chief Executive Officer, Chief Financial Officer, Vice Presidents and any other persons who perform similar functions for us. Our code of business conduct and ethics is available at our website at www.xyre.com.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Union Power HK CPA Limited and Ernst & Young Hua Ming LLP, and their respective affiliate firms for the periods indicated:

	2019	2020
	US$	US$
Audit fees (1)	1,797,961	4,427,793
Audit-related fees (2)	130,497	130,442
Tax fees (3)	47,849	43,481
All other fees (4)	399,466	166,676
(1)	“Audit fees” represent the aggregate fees billed in each of the fiscal year for the audit of financial statements of the Company and the limited quarterly procedures. In 2020, the audit fees billed included the audit of financial statements of the Company’s subsidiary, Xinyuan Property Management Service (Cayman) Ltd for its annual reporting purpose.
(2)	“Audit-related fees” represents aggregate fees billed in respect of review of interim financial statements of Xinyuan Property Management Service (Cayman) Ltd, and issue comfort letter for the Company’s financing purposes.
(3)	Tax fees consist of fees incurred for tax consulting services.
(4)	Other fees represent aggregate fees for business advisory and diagnosis services.
(5)	Union Power HK CPA Limited performed the 2019 and 2020 fiscal-year audit, as further described in Item 16-F herein.

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Effective March 21, 2017, our board of directors approved a new US$40 million share repurchase program through December 2019, or the 2017 Authorization, to be effective upon the earlier of completion or expiration of the US$40 million share repurchase program effective December 28, 2015 through December 2017. Effective August 14, 2018, our board of directors approved a new additional US$50 million share repurchase program through December 2019, or the 2018 Authorization.

Effective May 20, 2019, our board of directors approved a new additional US$50 million share repurchase program through December 2021, or the 2019 Authorization. This program will be funded from available working capital. Repurchases under the 2019 Authorization will be made from time to time through a combination of open market and privately negotiated transactions. The per share price cap will be determined from time to time in the discretion of management.

The following table sets forth a summary of our repurchase of our ADSs made from January 1, 2020 to December 31, 2020:

			Total Number	Approximate
			of ADSs	U.S. Dollar
			Purchased as	Value of ADSs
			Part of	that May Yet
			Publicly	Be Purchased
	Total Number	Average Price	Announced	Under the
	of ADSs	Paid Per ADS	Plans or	Plans or
Period(1)	Purchased	(US$)	Programs	Programs
January 1 - January 31	—	—	—	50,000,000
February 1 - February 28	—	—	—	50,000,000
March 1 - March 31	233,009	2.42	233,009	49,436,067
April 1 - April 30	69,238	2.46	69,238	49,265,803
May 1 - May 31	—	—	—	49,265,803
June 1 through June 30	—	—	—	49,265,803
July 1 through July 31	—	—	—	49,265,803
August 1 through August 31	—	—	—	49,265,803
September 1 through September 30	385,838	1.93	385,838	48,519,826
October 1 through October 31	108,219	2.14	108,219	48,288,406
November 1 through November 30	169,391	2.22	169,391	47,912,398
December 1 through December 31	97,830	2.60	97,830	47,658,387
Total	1,063,525	2.20	1,063,525	47,658,387
(1)	Our ADS to common share ratio is one ADS for two common shares.

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

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 12, 2021, we engaged Union Power HK CPA Limited, or Union Power, as the Company’s independent registered public accounting firm, in connection with the audits of our consolidated financial statements for the fiscal years ended December 31, 2018, 2019 and 2020. Union Power succeeds Ernst & Young Hua Ming LLP, or EY, our former independent registered public accounting firm who resigned on September 29, 2021.  The change of the Company’s independent registered public accounting firm was approved by the Audit Committee and the Board of Directors of the Company.

Prior to its resignation, EY identified certain issues during the audit of the Company’s consolidated financial statements for the year ended December 31, 2020 with respect to:

(a)	the commercial substance underlying a disposal gain recognized in 2020 arising from the sale of a commercial property to an entity, or the Acquirer, whereby:
(i)	the beneficial interests in the Acquirer are partially owned by an entity controlled by employees of the Company with books and records maintained by the Company;
(ii)	such beneficial interests owned by the employee-controlled entity are held on behalf of certain parties, or Other Parties, who have entrusted the employee-controlled entity to hold their beneficial interests in the Acquirer via an entrustment agreement;
(iii)	the purchase consideration paid by the Acquirer was primarily financed by these Other Parties, with whom the Company has other previous business dealings, including material advances to the Company in its course of business; and

(iv)	an agreement to subsequently lease back the disposed property from the Acquirer.
(b)	the accounting for other, previously undisclosed, employee-owned entities that were established during the year ended December 31, 2020, and transactions therewith, whose books and records are maintained by the Company.

EY communicated these issues to the Company's Audit Committee in March 2021, as a result of which, an independent investigation (the “Independent Investigation”) was launched.  Due to the Independent Investigation, the Company was late in filing its annual report on Form 20-F for the year ended December 31, 2020. As of the date of EY’s resignation, while the Independent Investigation has been completed, EY does not believe the above-mentioned matters have been fully resolved to its satisfaction.  Accordingly, EY did not issue its audit report on our consolidated financial statements for the year ended December 31, 2020.  EY was authorized to discuss these matters with Union Power without limitation.

EY's audit reports on the Company's consolidated financial statements as of and for the years ended December 31, 2019 and 2018 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the audit for years ended December 31, 2019 and 2018, and through September 29, 2021 when the client-auditor relationship with EY was terminated, there was no disagreement, as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions, between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreement in connection with its reports on the consolidated financial statements for the years ended December 31, 2019 and 2018.

During each of the fiscal years ended December 31, 2019 and 2018, and through September 29, 2021 when the client-auditor relationship with EY was terminated, there were no “reportable events” as that term is described below in accordance with Item 16F(a)(1)(v) of Form 20-F, other than as disclosed above.

We provided EY with a copy of the foregoing disclosure and requested that EY furnish us with a letter addressed to the SEC stating whether it agrees with the above statements that relate to them, and if not, stating the respects in which it does not agree. We have received the requested letter from EY, copy of which are included as Exhibit 15.1 to this annual report on Form 20-F.

In the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period prior to engaging Union Power, neither we nor anyone on our behalf consulted with Union Power with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and no written report or oral advice was provided by Union Power to us that Union Power concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item) or a “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F).

ITEM 16G.CORPORATE GOVERNANCE

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

The NYSE Listed Company Manual requires that the board of directors of a listed company consist of a majority of independent directors, as defined by the NYSE from time to time. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of directors of a corporation to be independent. As of the date of this annual report, the majority of our directors are not independent directors as defined by the NYSE. Our board is currently composed of six directors, two of whom are current officers of the Company or one of its subsidiaries. Under NYSE rules, all non-management directors are required to meet periodically in executive session, without any members of management present. The corporate governance practice in our home country does not require such meetings and, accordingly, our non-management directors do not meet in executive session.

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

ITEM 16H.MINE SAFETY

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18FINANCIAL STATEMENTS

The consolidated financial statements of Xinyuan Real Estate Co., Ltd. are included at the end of this annual report.

ITEM 19EXHIBITS

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

Exhibit Number	Description of Document
2.10

Global note representing the 7.75% February 2021 Senior Secured Notes (US$300,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on February 28, 2017)

2.11

Indenture, dated as of November 22, 2017, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on November 22, 2017)

2.12

Global note representing 8.875% Senior Notes due 2020 (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on November 22, 2017)

2.13

Global note representing 8.875% Senior Notes due 2020 (US$100,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 4, 2017)

2.14

Indenture, dated as of March 19, 2018, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on March 19, 2018)

2.15

Global note representing 9.875% Senior Notes due 2020 (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on March 19, 2018)

2.16

Indenture, dated as of April 15, 2019, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on April 18, 2019)

2.17

Global note representing 14.2% Senior Notes due 2021 (US $200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 2.17 to the registrant’s Form 20-F(File No. 001-33863) filed with the SEC on April 29, 2019)

2.18

Global note representing 14.2% Senior Notes due 2021 (US $100,000,000 aggregate principal amount) (incorporated by reference to Exhibit 2.18 to the registrant’s Form 20-F(File No. 001-33863) filed with the SEC on April 29, 2019)

2.19

Global note representing 12% Senior Notes due 2022 (RMB160,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.1 to the registrant's Form 6-K (File No. 001-33863) filed with the SEC on June 30, 2020)

2.20

 Global note representing 12% Senior Notes due 2022 (RMB354,500,000 aggregate principal amount) (incorporated by reference to Exhibit 99.1 to the registrant's Form 6-K (File No. 001-33863) filed with the SEC on August 12, 2020)

2.21

Global note representing 14.5% Senior Notes due 2023 (US $300,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.1 to the registrant's Form 6-K (File No. 001-33863) filed with the SEC on September 18, 2020)

Exhibit Number	Description of Document
2.22

Global note representing 14% Senior Notes due 2024 (US $170,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.1 to the registrant's Form 6-K (File No. 001-33863) filed with the SEC on January 25, 2021)

2.23	Description of Securities (incorporated by reference to Exhibit 2.19 to the registrant’s Annual Report on Form 20-F (File No. 001-33863), filed with the SEC on April 29, 2020)

4.1

2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.2	2014 Restricted Stock Unit Plan (incorporated by reference to Exhibit 4.3 to the registrant’s Annual Report on Form 20-F (File No. 001-33863), filed with the SEC on April 27, 2015)

4.3	2015 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the registrant’s Form S-8 (File No. 333-205371) filed with the SEC on June 30, 2015)

4.4

English Summary of the Capital Lease Agreement dated as of October 23, 2012, by and among MinshengHongtai (Tianjin) Aviation Leasing Co., Ltd., and Henan Xinyuan Real Estate Co., Ltd. (Original Language: Chinese) (incorporated by reference to Exhibit 4.7 to the registrant’s Annual Report on Form 20-F (File No. 001-33863), filed with the SEC on April 15, 2013)

4.5

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

4.6	2020 Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.1 to the registrant's Form S-8 (File No. 333-239620) filed with the SEC on July 1, 2020)

8.1*	Subsidiaries of Xinyuan Real Estate Co., Ltd.

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Letter of Ernst & Young Hua Ming LLP to the SEC, dated March 8, 2022

15.2*	Consent of Union Power HK CPA Limited

101*

The following materials from Xinyuan Real Estate Co., Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2020 formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Consolidated Statement of Operations, (ii) the Condensed Consolidated Balance Sheet, (iii) the Condensed Consolidated Statement of Stockholders’ Equity, (iv) the Condensed Consolidated Statement of Cash Flows, and (v) Notes to the Condensed Consolidated Financial Statements.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: March 8, 2022

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Xinyuan Real Estate Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Xinyuan Real Estate Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2022 expressed an unqualified opinion.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on financial instruments in the year ended December 31, 2020 and the manner in which it accounts for leases in the year ended December 31, 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition and Contracts with Customers – Long-Term Fixed Price Contracts

Critical Audit Matter Description

All real estate sales contracts are long-term fixed price contracts whereby revenue is recognized over the contract term (“over time”) as the work progresses and control of the goods and services is transferred to the customer. Revenue for these contracts is recognized based on the extent of progress toward completion, generally measured by using a cost-to-cost basis input method.

Accounting for real estate sales contracts requires management’s judgment in estimating total contract costs. Contract costs, which can be incurred over several years, are largely determined based on negotiated or estimated construction contract terms and consider factors such as historical performance, technical and schedule risk, internal and subcontractor performance trends, and anticipated labor costs.

Given the significant judgments necessary to estimate costs associated with these long-term contracts, auditing real estate sales contracts requires a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to real estate sales contracts included the following, among others:

●	We tested the effectiveness of internal controls over the recognition of revenue and the determination of estimated contract costs including controls over the review of management’s assumptions and key inputs used to recognize revenue and costs on real estate sales contracts using the cost-to-cost input method.
●	We evaluated the appropriateness and consistency of management’s methods and assumptions used to recognize revenue and costs on real estate sales contracts using the cost-to-cost input method to recognize revenue over time.
●	We selected a sample of real estate sales contracts and tested the estimates of total cost for each of the real estate sales contracts by:
o	Tested the estimated costs to complete projects that were not completed during the year ended December 31, 2020 by comparing the estimated cost to complete at December 31, 2020 to actual cost incurred subsequent to December 31, 2020.
o	Evaluating management’s ability to achieve the estimates of total cost by performing corroborating inquiries with Company personnel, including project managers, and comparing the estimates to documentation such as management’s work plans, contract terms and requirements, and purchase orders with suppliers. Our evaluation of management’s assumptions included consideration of historical and current project performance such as consistency of gross margin, identified risks related to project timing including technical and schedule matters, and the status of construction progress.

Impairments – Real Estate Properties Development Completed and Under Development

Critical Audit Matter Description

At December 31, 2020, the Company’s real estate properties development completed and under development were US$3,449,829,092. As described in Note 2 to the consolidated financial statements, the Company’s evaluation of impairment of real estate involves an assessment of the carrying value of real estate properties development completed and under development when events or changes in circumstances indicate that the carrying value may not be recoverable.

Auditing the Company’s process to evaluate real estate properties development completed and under development for impairment was complex due to the subjectivity in determining whether impairment indicators were present. Additionally, for real estate assets where indicators of impairment were determined to be present, the determination of the future undiscounted cash flows involved significant judgment. In particular, the undiscounted cash flows and fair value estimates were sensitive to significant assumptions, including future revenues, construction costs and selling expenses, which are affected by expectations about future market or economic conditions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to real estate properties development completed and under development impairment included the following, among others:

●	We tested the effectiveness of controls over impairment of real estate properties development completed and under development, including those over impairment indicators and the determination of future undiscounted cash flows and forecasted sales price for real estate properties development completed and under development.
●	We evaluated the undiscounted future cash flows analysis, including estimates of future occupancy levels, market rental revenue, and capitalization rates, in addition to the assessment of expected remaining holding period and changes in management’s intent with respect to the expected holding period for each real estate asset with possible impairment indicators by:
1.	Making inquiries of accounting and operations management and board of directors.
2.	Comparing the source data and management’s assumptions to the Company’s historical results and external market sources.
3.	Testing the mathematical accuracy of the undiscounted future cash flows analysis.

/s/ Union Power HK CPA Limited

We have served as the Company's auditor since 2021.

Hong Kong

March 8, 2022

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(ALL amounts stated in US$, except for number of shares data)

		December 31,	December 31,
	Notes	2019	2020
		US$	US$
ASSETS

Current assets
Cash and cash equivalents		662,606,063	926,809,581
Restricted cash		326,980,363	101,038,370
Short-term investments	3	5,595,625	6,111,129
Accounts receivable		97,911,510	96,119,056
Other receivables	4	287,300,176	335,840,652
Deposits for land use rights		26,375,391	78,152,921
Other deposits and prepayments		277,463,137	323,322,007
Advances to suppliers		44,357,799	45,869,706
Real estate properties development completed and under development	5	3,712,592,267	3,449,829,092
Amounts due from related parties	18	200,757,623	233,441,459
Amounts due from employees	18	2,350,852	529,055
Other current assets		772,303	3,847,106

Total current assets		5,645,063,109	5,600,910,134

Restricted cash, non-current		112,998,481	232,134,183
Real estate properties held for lease, net	6	515,868,908	483,108,207
Deposits for land use rights and properties		32,969,258	35,249,604
Property and equipment, net	7	43,004,379	42,759,911
Long-term investment	8	613,619,925	874,276,856
Deferred tax assets	15	260,153,439	272,534,085
Amounts due from related parties	18	82,687,026	14,933,562
Contract assets		23,093,235	28,708,229
Operating lease right-of-use assets	13	11,801,491	8,516,756
Other assets		80,405,182	76,192,049

TOTAL ASSETS		7,421,664,433	7,669,323,576

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(ALL amounts stated in US$, except for number of shares data)

		December 31,	December 31,
	Notes	2019	2020
		US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and notes payable (including accounts payable and notes payable of the VIEs without recourse to the primary beneficiary of US$431,883 and US$233,398 as of December 31, 2019 and December 31, 2020, respectively)		1,166,659,841	1,237,030,178
Short-term bank loans and other debt	10	73,419,108	13,624,730
Customer deposits	14	1,106,098,647	952,939,384
Income tax payable		298,227,606	278,096,042
Other payables and accrued liabilities (including other payables and accrued liabilities of the VIEs without recourse to the primary beneficiary of US$854,814 and US$3,580,159 as of December 31, 2019 and December 31, 2020, respectively)	17	323,163,994	595,476,441
Payroll and welfare payable (including payroll and welfare payable of the VIEs without recourse to the primary beneficiary of US$772,009 and US$1,322,655 as of December 31, 2019 and December 31, 2020, respectively)		24,223,625	18,102,179
Current portion of long-term bank loans and other debt	11,12	1,418,955,459	1,393,587,995
Lease liability, current portion	13	11,283,724	6,984,003
Mandatorily redeemable non-controlling interests	18	8,857,212	8,980,497
Amounts due to related parties	18	53,682,296	31,511,929

Total current liabilities		4,484,571,512	4,536,333,378

Long-term bank loans	11	686,064,696	589,017,919
Deferred tax liabilities	15	338,592,787	389,966,606
Unrecognized tax benefits	15	73,605,084	101,198,970
Other long-term debt	12	1,036,690,627	1,013,015,628
Lease liability	13	10,187,705	3,159,780
Amounts due to related parties	18	—	10,728,133

Total liabilities		6,629,712,411	6,643,420,414

Commitments and contingencies	22

Shareholders’ equity
Common shares, US$0.0001 par value:
Authorized‑500,000,000 shares; shares issued and outstanding- 106,932,017 shares as of December 31, 2020 (December 31, 2019: 107,875,468 shares)	19	16,410	16,415
Additional paid-in capital		543,290,577	552,215,071
Statutory reserves		175,008,459	177,696,037
Retained earnings		135,873,163	34,500,890
Accumulated other comprehensive (loss)/income		(50,167,006)	17,105,124
Treasury shares	19	(113,719,964)	(116,061,577)

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity		690,301,639	665,471,960

Non-controlling interest	24	101,650,383	360,431,202

Total equity		791,952,022	1,025,903,162

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		7,421,664,433	7,669,323,576

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2018, 2019, 2020

(ALL amounts stated in US$, except for number of shares data)

		Year ended December 31
	Notes	2018	2019	2020
		US$	US$	US$
Revenue:
Real estate sales		2,139,370,792	2,387,031,568	1,604,891,939
Real estate management services income		63,447,420	67,488,169	91,208,307
Real estate lease income		9,584,972	16,128,771	34,792,485
Other revenue		5,148,101	11,984,304	14,870,460

Total revenue		2,217,551,285	2,482,632,812	1,745,763,191

Costs of revenue:
Cost of real estate sales		(1,543,974,061)	(1,851,819,293)	(1,351,980,826)
Cost of real estate management services income		(44,619,783)	(40,889,231)	(55,437,978)
Cost of real estate lease income		(9,348,616)	(12,757,251)	(36,122,097)
Other costs		(4,130,523)	(16,857,416)	(9,755,542)

Total costs of revenue		(1,602,072,983)	(1,922,323,191)	(1,453,296,443)

Gross profit		615,478,302	560,309,621	292,466,748
Selling and distribution expenses		(83,591,651)	(86,760,620)	(66,886,148)
General and administrative expenses		(156,456,170)	(163,686,999)	(154,176,673)
Gain on disposal of property held for lease		—	—	82,805,785
Impairment loss on goodwill		—	—	(6,400,262)

Operating income		375,430,481	309,862,002	147,809,450
Interest income		31,225,694	51,493,595	33,405,610
Interest expense		(99,245,696)	(113,775,360)	(129,487,405)
Net loss on debt extinguishment	12	(21,443,949)	(8,580,510)	(1,843,306)
(Loss) / gain on short-term investments	3	(2,256,890)	1,451,200	5,052,944
Share of (loss)/gain of equity investees	8	(9,374,451)	(5,416,471)	17,028,301
Exchange loss		(25,677,654)	(7,376,009)	(3,093,907)
Other income/ (loss)		1,741,732	5,848,727	(1,296,377)

Income from operations before income taxes		250,399,267	233,507,174	67,575,310
Income taxes	15	(144,447,247)	(150,478,372)	(135,059,190)

Net income /(loss)		105,952,020	83,028,802	(67,483,880)
Net income attributable to non-controlling interest		(32,917,471)	(14,684,275)	(13,557,028)

Net income /(loss) attributable to Xinyuan Real Estate Co., Ltd. shareholders		73,034,549	68,344,527	(81,040,908)

Earnings per share:
Basic	20	0.57	0.60	(0.75)
Diluted	20	0.57	0.60	(0.75)

Shares used in computation:
Basic	20	127,129,478	113,482,239	107,558,506
Diluted	20	129,140,830	114,100,896	107,569,181

Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments		(59,759,616)	(21,079,940)	94,386,918

Comprehensive income		46,192,404	61,948,862	26,903,038
Comprehensive income attributable to non-controlling interest		(32,505,770)	(13,649,162)	(40,671,816)

Comprehensive income attributable to Xinyuan Real Estate Co., Ltd. shareholders		13,686,634	48,299,700	(13,768,778)

The accompanying notes are an integral part of these consolidated financial statements

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2018, 2019, 2020

(ALL amounts stated in US$, except for number of shares data)

	Year ended December 31
	2018	2019	2020
	US$	US$	US$
CASH FLOWS FROM OPERATING
ACTIVITIES:
Net income /(loss)	105,952,020	83,028,802	(67,483,880)
Adjustments to reconcile net income/(loss) to net cash (used in)/provided by operating activities:
Depreciation and amortization	15,132,875	17,584,443	17,503,373
Stock-based compensation expenses	3,382,628	5,621,588	4,511,190
Deferred tax benefit	(60,602,166)	(54,775,461)	65,623,218
Amortization of deferred charges	12,182,821	7,725,283	2,828,337
Share of loss/(gain) of equity investees	9,374,451	5,416,471	(17,028,301)
Exchange loss	25,677,654	7,376,009	3,093,907
Changes in unrecognized tax benefit	14,707,858	27,665,850	10,932,057
Loss on extinguishment of debt (Note 12)	21,443,949	8,580,510	1,843,306
Loss/ (gain) on short-term investments	2,256,890	(1,451,200)	(5,052,944)
Gain on disposal of property held for lease	—	—	(82,805,785)
Proceeds from disposal of short-term investments	77,788,586	12,897,025	5,825,136
Purchase of short-term investments	(26,673,525)	(2,955,227)	—
Gain from re-measurement of previously held interest upon acquisition (Note 9)	(4,384,563)	—	—
Allowance for doubtful accounts	3,016,234	982,936	6,453,654
Impairment on goodwill	—	—	6,400,262
Impairment on interests in equity investee	—	—	1,216,730
Others	1,985,331	1,661,626	1,023,693

Changes in operating assets and liabilities:
Accounts receivable	36,940,910	(37,591,293)	3,807,913
Real estate properties development completed and under development	165,168,577	853,522,576	440,486,384
Contract assets	(6,420,339)	(1,684,741)	(4,091,608)
Real estate properties held for lease	(47,051,796)	(151,516,852)	(2,576,802)
Advances to suppliers	(8,205,641)	1,455,322	1,581,351
Other receivables	(118,383,454)	(81,286,710)	(88,480,519)
Deposits for land use rights	(452,147,524)	3,400,084	(46,870,478)
Other deposits and prepayments	(13,203,444)	(23,464,588)	59,693,294
Other current assets	4,174,280	(606,623)	(2,610,160)
Amounts due from related parties	(104,487,109)	(118,854,682)	47,907,083
Amounts due from employees	389,697	(318,601)	1,876,639
Other assets	(94,969,524)	3,414,909	(1,779,120)
Accounts payable	127,227,761	392,316,329	124,021
Customer deposits	264,194,597	(747,887,702)	(233,463,779)
Income tax payable	88,808,505	89,454,632	(38,358,479)
Other payables and accrued liabilities	(73,276,156)	(18,090,325)	241,107,544
Payroll and welfare payable	7,097,694	(9,363,632)	(7,198,828)
Amounts due to related parties	—	—	10,728,133
Net cash (used in) /provided by operating activities	(22,901,923)	272,256,758	336,766,542

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2018, 2019, 2020

(ALL amounts stated in US$, except for number of shares data)

	Year ended December 31
	2018	2019	2020
	US$	US$	US$
CASH FLOWS FROM INVESTING
ACTIVITIES:
Disposal of properties held for lease and property and equipment	330,773	1,111,556	93,001,129
Purchase of property and equipment	(9,132,946)	(5,510,126)	(1,294,014)
Acquisition of subsidiaries, net of cash acquired (Note 9)	11,761,992	827,011	(938,733)
Acquisition of long-term investment	(127,031,797)	(50,546,390)	(219,220,373)
Return of capital	158,634,902	11,087,850	24,296,031

Net cash provided by/(used in) investing activities	34,562,924	(43,030,099)	(104,155,960)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	1,390,666	166,480	134,790
Repurchase of shares for Restricted Stock Unit ("RSU") plan	(7,768,139)	(2,920,216)	—
Purchase of treasury shares (Note 19)	(19,846,720)	(26,080,876)	(2,483,896)
Dividends to shareholders	(25,739,147)	(19,647,356)	(14,284,148)
Amounts due to related parties	(79,846,860)	(25,024,684)	(24,477,542)
Repayments of short-term bank loans and current portion of long-term bank loans	(201,583,103)	(388,922,839)	(819,432,106)
Proceeds from short-term bank loans and current portion of long-term bank loans	310,137,935	84,837,579	105,007,105
Repayment of long-term bank loans	(65,519,223)	(9,156,553)	(199,845,816)
Proceeds from long-term bank loans	337,961,266	255,750,791	433,177,672
Repayment of other short-term debt	(943,033,901)	(1,216,629,289)	(60,033,909)
Proceeds from other short-term debt	407,755,830	125,131,566	18,917,551
Repayment of other long-term debt	(218,895,920)	(233,164,117)	(882,010,043)
Proceeds from other long-term debt	339,551,378	1,170,084,599	1,047,849,099
Payment of financing cost	(16,574,059)	(4,304,339)	(6,361,147)
Payment of principal from finance lease	(7,521,441)	(6,135,547)	(8,476,338)
Repayment of mandatorily redeemable non-controlling interests	(2,447,140)	(15,394,847)	(462,754)
Proceeds from mandatorily redeemable non-controlling interests	8,720,772	1,905,049	—
(Distributions to)/contributions from non-controlling interests, net	(6,323,476)	31,031,810	222,712,481

Net cash used in financing activities	(189,581,282)	(278,472,789)	(190,069,001)

NET(DECREASE)/INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(177,920,281)	(49,246,130)	42,541,581

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(97,290,417)	(34,185,442)	114,855,646
Cash, cash equivalents and restricted cash, at beginning of year	1,461,227,177	1,186,016,479	1,102,584,907

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, AT END OF YEAR	1,186,016,479	1,102,584,907	1,259,982,134

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Cash and cash equivalents	674,141,554	662,606,063	926,809,581
Restricted cash	511,874,925	439,978,844	333,172,553

Incomes taxes paid	147,809,372	130,853,782	100,712,739
Interest paid	284,624,926	293,543,976	149,271,138
NON-CASH ACTIVITIES
Purchase consideration payables	75,565,148	—	—
Debt extinguishment costs included in other payables and accrued liabilities	13,761,966	5,612,697	3,652,705
Settlement of due from related parties as a result of business combination	—	48,761,943	—
Initial recognition of leases	—	11,278,234	—

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2018, 2019, 2020

(ALL amounts stated in US$, except for number of shares data)

								Total Xinyuan Real
							Accumulated	Estate Co.,	Non-
				Additional			Other	Ltd.	controlling
	Number of	Common	Treasury	Paid-in	Statutory	Retained	Comprehensive	shareholders’	Interest
	Shares	Shares	Shares	Capital	Reserves	Earnings	Income / (Loss)	equity	(Note 24)	Total
		US$	US$	US$	US$	US$	US$	US$	US$	US$
BALANCE AT DECEMBER 31, 2017	129,578,676	16,314	(67,792,368)	543,338,206	105,660,269	382,123,692	29,225,736	992,571,849	64,441,277	1,057,013,126
Adjustment to opening balance of equity	—	—	—	—	—	(269,081,493)	(9,132,084)	(278,213,577)	(37,019,325)	(315,232,902)
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	36,698,455	36,698,455
Acquisition of non-controlling interests	—	—	—	(12,056,879)	—	—	—	(12,056,879)	4,169,504	(7,887,375)
Exercise of share options	846,588	85	—	1,390,581	—	—	—	1,390,666	—	1,390,666
Treasury share repurchases	(8,984,626)		(19,846,720)	—	—	—	—	(19,846,720)	—	(19,846,720)
Shares repurchased under RSU plan	(3,089,050)	—	—	(3,937,057)	—	—	—	(3,937,057)	—	(3,937,057)
Foreign currency translation	—	—	—	—	—	—	(50,215,831)	(50,215,831)	(411,701)	(50,627,532)
Stock-based compensation expenses	1,454,048	—	—	3,382,628	—	—	—	3,382,628	—	3,382,628
Net income	—	—	—	—	—	73,034,549		73,034,549	32,917,471	105,952,020
Appropriation to statutory reserves	—	—	—	—	60,835,475	(60,835,475)	—	—	—	—
Dividends to shareholders	—	—	—	—	—	(25,739,147)	—	(25,739,147)	—	(25,739,147)
Dividends to non-controlling interests	—	—	—	—	—	—	—		(35,521,013)	(35,521,013)
BALANCE AT DECEMBER 31, 2018	119,805,636	16,399	(87,639,088)	532,117,479	166,495,744	99,502,126	(30,122,179)	680,370,481	65,274,668	745,645,149
Capital injection from non-controlling interests	—	—	—	8,305,257	—	—	—	8,305,257	24,054,448	32,359,705
Acquisition of non-controlling interests				—	—	—	—	—	(317,406)	(317,406)
Exercise of share options	108,000	11	—	166,469	—	—	—	166,480	—	166,480
Treasury share repurchases	(11,715,338)	—	(26,080,876)	—	—	—	—	(26,080,876)	—	(26,080,876)
Shares repurchased under RSU plan	(1,438,076)	—	—	(2,920,216)	—	—	—	(2,920,216)	—	(2,920,216)
Foreign currency translation	—	—	—	—	—	—	(20,044,827)	(20,044,827)	(1,035,113)	(21,079,940)
Stock-based compensation expenses	1,115,246	—	—	5,621,588	—	—	—	5,621,588	—	5,621,588
Net income	—	—	—	—	—	68,344,527	—	68,344,527	14,684,275	83,028,802
Appropriation to statutory reserves	—	—	—	—	8,512,715	(8,512,715)	—	—	—	—
Dividends to shareholders	—	—	—	—	—	(23,460,775)	—	(23,460,775)	—	(23,460,775)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(1,010,489)	(1,010,489)
BALANCE AT DECEMBER 31, 2019	107,875,468	16,410	(113,719,964)	543,290,577	175,008,459	135,873,163	(50,167,006)	690,301,639	101,650,383	791,952,022
Adjustment to opening balance of equity (note 2(i))	—	—	—	—	—	(6,520,392)	—	(6,520,392)	—	(6,520,392)
Capital injection from non-controlling interests(note(a))	—	—	—	4,420,800	—	—	—	4,420,800	218,453,981	222,874,781
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	(317,406)	(317,406)
Exercise of share options	52,647	5	—	134,785	—	—	—	134,790	—	134,790
Treasury share repurchases (Note 19)	(2,127,050)	—	(2,341,613)	(142,283)	—	—	—	(2,483,896)	—	(2,483,896)
Foreign currency translation	—	—	—	—	—	—	67,272,130	67,272,130	27,114,788	94,386,918
Stock-based compensation expenses	1,130,952	—	—	4,511,192	—	—	—	4,511,192	—	4,511,192
Net loss	—	—	—	—	—	(81,040,908)	—	(81,040,908)	13,557,028	(67,483,880)
Appropriation to statutory reserves	—	—	—	—	2,687,578	(2,687,578)	—	—	—	—
Dividends to shareholders	—	—	—	—	—	(11,123,395)	—	(11,123,395)	—	(11,123,395)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(27,572)	(27,572)
BALANCE AT DECEMBER 31, 2020	106,932,017	16,415	(116,061,577)	552,215,071	177,696,037	34,500,890	17,105,124	665,471,960	360,431,202	1,025,903,162

note(a) arose mainly from offering from Guangdong Kaisa Real Estate Development Co., Ltd. 49% in Henan Yanchuang Enterprise Management Consulting Co., Ltd. a subsidiary of the company.

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

1.         Background information of business and organization

Organization and Description of Business

Xinyuan Real Estate Co., Ltd. (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in residential real estate development and the provision of property management services. The Group’s operations are conducted mainly in the People’s Republic of China (“PRC”). In 2012, the Group expanded its business into the U.S. residential real estate market.

As of December 31, 2020, principal subsidiaries of the Company and its consolidated variable interest entities included the following entities:

				Percentage of
	Registered Place			Equity
	and Date of	Registered		Attributable	Principal
Company Name	Incorporation	Capital		to the Group	Activities
Subsidiary companies:
Xinyuan International Property Investment Co., Ltd.	Cayman Islands October 6, 2011	US$	500,000	100%	Investment holding company

Xinyuan International (HK) Property Investment Co., Ltd.	Hong Kong October 26, 2011	HK$	3,000,000	100%	Investment holding company

XIN Development Group International Inc.	United States November 10, 2011	US$	—	100%	Investment holding company

Xinyuan Real Estate, Ltd.	Cayman Islands January 27, 2006	US$	50,000,000	100%	Investment holding company

XIN Development Management East, LLC	United States August 28, 2012	US$	1,000	100%	Property management services

XIN NY Holding, LLC	United States August 29, 2012	US$	1,000	100%	Investment holding company

421 Kent Development, LLC	United States August 29, 2012	US$	1,000	100%	Real estate development

Xinyuan Sailing Co., Ltd.	Hong Kong June 21, 2013	HK$	3,000,000	100%	Investment holding company

AWAN Plasma Sdn Bhd	Malaysia April 16, 2007	MYR	33,577,000	100%	Real estate development

XIN Eco Marine Group Properties Sdn Bhd	Malaysia July 9, 2014	MYR	33,217,000	100%	Investment holding company

Zhengzhou Jiasheng Real Estate Co., Ltd.	PRC December 2, 2013	US$	60,000,000	100%	Real estate development

Xinyuan (China) Real Estate, Ltd. ("Xinyuan China")	PRC April 10, 2006	US$	307,000,000	100%	Investment holding company

Henan Xinyuan Real Estate Co., Ltd. ("Henan Xinyuan")	PRC May 19, 1997	RMB	200,000,000	100%	Real estate development

Qingdao Xinyuan Xiangrui Real Estate Co., Ltd.	PRC February 9, 2006	RMB	10,000,000	100%	Real estate development

Shandong Xinyuan Real Estate Co., Ltd.	PRC June 2, 2006	RMB	300,000,000	100%	Real estate development

Xinyuan Property Management Service(Cayman) Ltd.	Cayman Islands December 13, 2018	HKD	50,000	67.5%	Investment holding company

Xinyuan Property Management Service (BVI) Ltd	British Virgin Islands January 2, 2019	USD	-	67.5%	Investment holding company

Xinyuan Property Management Service (HK) Limited	HK January 8, 2019	HKD	1	67.5%	Investment holding company

Xinyuan Science and Technology Service Group Co., Ltd.	PRC December 28, 1998	RMB	50,000,000	67.5%	Property management services

Mingyuan Landscape Engineering Co., Ltd.	PRC February 17, 2004	RMB	50,000,000	100%	Landscaping engineering and management

Henan Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC December 29, 2011	RMB	20,000,000	100%	Real estate development

Suzhou Xinyuan Real Estate Development Co., Ltd.	PRC November 24, 2006	RMB	200,000,000	100%	Real estate development

Anhui Xinyuan Real Estate Co., Ltd.	PRC December 7, 2006	RMB	50,000,000	100%	Real estate development

Kunshan Xinyuan Real Estate Co., Ltd.	PRC January 31, 2008	RMB	200,000,000	100%	Real estate development

Xinyuan Real Estate (Chengdu) Co., Ltd.	PRC June 12, 2007	RMB	220,000,000	100%	Real estate development

Xuzhou Xinyuan Real Estate Co., Ltd.	PRC November 9, 2009	RMB	200,000,000	100%	Real estate development

Henan Xinyuan Jiye Real Estate Co., Ltd.	PRC November 15, 2009	RMB	50,000,000	100%	Real estate development

Beijing Xinyuan Wanzhong Real Estate Co., Ltd. ("Beijing Wanzhong")	PRC March 4, 2008	RMB	900,000,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

				Percentage of
	Registered Place			Equity
	and Date of	Registered		Attributable	Principal
Company Name	Incorporation	Capital		to the Group	Activities

Xinyuan Renju (Beijing) Asset Management Co., Ltd.	PRC January 16, 2009	RMB	30,000,000	100%	Management consulting service

Beijing Xinyuan Priority Real Estate Consulting Co., Ltd.	PRC March 8, 2012	RMB	30,000,000	100%	Real estate consulting services

Henan Xinyuan Priority Commercial Management Co., Ltd.	PRC August 10, 2012	RMB	2,000,000	100%	Leasing management services

Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd. ("Suzhou Wanzhuo") (Note 18(a))	PRC September 20, 2012	RMB	200,000,000	20%	Real estate development

Jiangsu Jiajing Real Estate Co., Ltd.	PRC March 28, 2005	RMB	150,000,000	100%	Real estate development

Xingyang Xinyuan Real Estate Co., Ltd.	PRC July 25, 2013	RMB	200,000,000	100%	Real estate development

Jinan Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC December 4, 2013	RMB	300,000,000	100%	Real estate development

Sanya Beida Science and Technology Park Industrial Development Co., Ltd.	PRC January 10, 2014	RMB	200,000,000	100%	Real estate development

Chengdu Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC February 21, 2014	RMB	50,000,000	100%	Real estate development

Tianjin Xinyuan Real Estate Co., Ltd.	PRC September 17, 2014	RMB	100,000,000	100%	Real estate development

Xi'an Yinghuai Square Commerce Management Co., Ltd.	PRC November 25, 2014	RMB	3,000,000	100%	Retail store

Subsidiary companies:
Changsha Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC April 3, 2014	RMB	100,000,000	100%	Real estate development

Shanghai Junxin Real Estate Co., Ltd.	PRC January 16, 2014	RMB	5,000,000	100%	Real estate development

Beijing Yinghuai Commerce and Trade Co., Ltd.	PRC January 5, 2015	RMB	30,000,000	100%	Retail store

Beijing Xinhe Investment Development Co., Ltd.	PRC May 5, 2015	RMB	5,000,000	100%	Investment holding company

Henan Yinghuai Commerce and Trade Co., Ltd.	PRC March 23, 2015	RMB	10,000,000	100%	Retail store

Henan Xinyuan Guangsheng Real Estate Co., Ltd.	PRC July 27, 2015	RMB	200,000,000	100%	Real estate development

Shanghai Hexinli Property Management Center. (Limited partnership)	PRC July 28, 2015	RMB	10,640,000	100%	Property management services

Shandong Xinyuan Renju Real Estate Co., Ltd.	PRC November 19, 2011	RMB	50,000,000	100%	Real estate development

Shaanxi Zhongmao Economy Development Co., Ltd.	PRC June 22, 1998	RMB	22,500,000	65.98%	Real estate development

421 Kent Holding Co, Ltd.	United States May 2, 2014	US$	1,000	100%	Investment holding company

Hudson 888 Owner LLC	United States October 22, 2015	US$	1,000	100%	Real estate development

XIN Manhattan Holding LLC	United States December 9, 2015	US$	1,000	100%	Investment holding company

Hudson 888 Holding LLC	United States December 9, 2015	US$	1,000	100%	Investment holding company

Shenzhen Xinchuang Investment Consulting Co., Ltd.	PRC January 20, 2016	RMB	10,000,000	100%	Investment

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

				Percentage of
	Registered Place			Equity
	and Date of	Registered		Attributable	Principal
Company Name	Incorporation	Capital		to the Group	Activities
Subsidiary companies:
Henan Xinyuan Quansheng Real Estate Co., Ltd.	PRC January 14, 2015	RMB	40,000,000	100%	Real estate development

Zhengzhou Shengdao Real Estate Co., Ltd.	PRC October 14, 2013	RMB	20,000,000	100%	Real estate development

Henan Xinyuan Shunsheng Real Estate Co., Ltd.	PRC January 13, 2016	RMB	30,000,000	100%	Real estate development

Hunan Erli Real Estate Co., Ltd.	PRC January 4, 2008	RMB	50,000,000	100%	Real estate development

XIN Queens Holding LLC	United States July 6, 2016	US$	1,000	100%	Investment holding company

Queens Theatre Holdco LLC	United States July 6, 2016	US$	1,000	100%	Investment holding company

Queens Theatre Owner LLC	United States July 6, 2016	US$	1,000	100%	Real estate development

Zhengzhou Xinnan Real Estate Co., Ltd.	PRC January 21, 2016	RMB	50,000,000	100%	Real estate development

Xinyan Investment Management Co., Limited.	PRC April 8, 2016	RMB	100,000,000	90%	Investment

Hunan Xintian Real Estate Co., Ltd.	PRC September 28, 2009	RMB	20,000,000	100%	Real estate development

Zhengzhou Hangmei Technology Development Co., Ltd.	PRC November 25, 2014	RMB	50,000,000	51%	Real estate development

Zhengzhou Hangmei Zhengxing Technology Co., Ltd. (1)	PRC March 28, 2016	RMB	50,000,000	30%	Real estate consulting services

Xi’an Dingrun Real Estate Co., Ltd.	PRC June 1, 2011	RMB	20,000,000	100%	Real estate development

Zhengzhou Kangshengboda Real Estate Co., Ltd.	PRC July 29, 2016	RMB	50,000,000	100%	Real estate development

Xinjiang Xinyuan Renju Equity Investment., Ltd.	PRC February 24, 2017	RMB	10,000,000	100%	Real estate consulting services

Zhuhai Prince Real Estate Co., Ltd.	PRC September 13, 1990	RMB	307,000,000	100%	Real estate development

Henan Renxin Real Estate Co., Ltd. ("Henan Renxin")	PRC July 11, 2008	RMB	200,000,000	51%	Real estate development

Xinchuang Technology Co., Ltd. ("Xinchuang Technology")	PRC May 2, 2017	RMB	100,000,000	100%	Management consulting services

Hangzhou Huiyuan Investment Management Partnership Enterprise. (Limited partnership)	PRC May 23, 2017	RMB	5,000,000	100%	Investment holding company

Guangdong Xinyuan Real Estate Co., Ltd.	PRC October 18, 2017	RMB	100,000,000	100%	Real estate development

Taicang Pengchi Real Estate Co., Limited. ("Taicang Pengchi") (Note 18(a))	PRC June 16, 2017	RMB	200,000,000	17%	Real estate development

Khorgos XinYan Enterprise Management Consulting Co., Ltd.	PRC December 4, 2017	RMB	5,000,000	100%	Management consulting services

Jinan Xinyuan Quansheng Real Estate Co., Ltd.	PRC May 25, 2018	RMB	50,000,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

				Percentage of
	Registered Place			Equity
	and Date of	Registered		Attributable	Principal
Company Name	Incorporation	Capital		to the Group	Activities
Subsidiary companies:
Suzhou Yuxi Real Estate Co., Limited.	PRC March 5, 2018	RMB	100,000,000	20%	Real estate development

Xinchuang Sailing (Dalian) Healthy Technology Industrial Investment Co., Ltd.	PRC June 5, 2018	RMB	600,000,000	100%	Real estate development

Dalian Xinyi Renju Real Estate Co., Ltd.	PRC June 26, 2018	RMB	100,000,000	100%	Real estate development

Jiangxi Xinkai Renju Management Consulting Service., Ltd.	PRC August 28, 2018	RMB	10,000,000	100%	Real estate consulting services

Beijing Xinyuan Huicheng Technology Development Co., Ltd.	PRC January 26, 2018	RMB	100,000,000	100%	Technical services

Suzhou Yefang Real Estate Co., Limited. ("Suzhou Yefang") (Note 18(b))	PRC April 14, 2017	RMB	100,000,000	20%	Real estate development

Chengdu Xinyuan Renju Enterprise Management Co., Ltd. ("Chengdu Renju")	PRC October 26, 2017	RMB	50,000,000	100%	Real estate development

Chengdu Guohongteng Real Estate Co., Ltd.	PRC July 16, 2010	RMB	1,673,179,200	100%	Real estate development

Qingdao Keda Real Estate Co., Ltd. ("Qingdao Keda")	PRC September 20, 2010	RMB	50,000,000	100%	Real estate development

Wuhan Yinghexin Real Estate Co., Ltd. ("Wuhan Yinghexin")	PRC January 15, 2014	RMB	100,000,000	100%	Real estate development

Henan Xinyuan Property Management Co., Ltd.	PRC December 1, 2016	RMB	10,000,000	100%	Property management services

Subsidiary companies:

Wuhu Xinyansuifeng NO.1 Investment Center (Limited partnership)	PRC November 22, 2017	RMB	1,501,000,000	100%	Investment holding company

Zhuhai Xinyuan Real Estate Co., Ltd.	PRC December 31, 2018	RMB	100,000,000	100%	Real estate development

Jinan Renju Building Material Co., Ltd.	PRC January 2, 2019	RMB	50,000,000	100%	Sales of construction material

Dalian Xinyi Yaju Real Estate Co., Ltd.	PRC January 16, 2019	RMB	100,000,000	100%	Real estate development

Guangdong Xinchuang Kechuang Zhigu Development Co., Ltd.	PRC February 27,2019	RMB	100,000,000	100%	Real estate development

Jiangxi Xinyuan Heju Enterprise Management Consulting Service Co., Ltd.	PRC April 2,2019	RMB	10,000,000	100%	Management consulting services

Beijing I-Journey Science and Technology Development Co., Ltd.("I-Journey")	PRC October 20,2015	RMB	40,000,000	93%	Development and sales of robots

Beijing Ruizhuo Xichuang Technology Development Co., Ltd.("Xichuang")	PRC July 16,2015	RMB	30,000,000	93%	Real estate brokerage

Beijing Ruizhuo Xitou Development Co., Ltd. (" Xitou")	PRC July 16,2015	RMB	30,000,000	85%	Internet platform for real estate property financing

Beijing Future Xinzhihui Technology Development Center (Limited Partnership) (" Xinzhihui")	PRC December 16,2016	RMB	30,000,000	90.67%	Investment holding company

Beijing Future Xinhujin Technology Development Center (Limited Partnership) ("Xinhujin")	PRC December 30,2016	RMB	20,000,000	89.5%	Investment holding company

Beijing Future Xinruifeng Technology Development Center (Limited Partnership) ("Xinruifeng")	PRC February 23,2017	RMB	20,000,000	77.5%	Investment holding company

Beijing Ruihao Rongtong Real Estate Co., Ltd. ("Ruihao Rongtong")	PRC June 15, 2006	RMB	250,000,000	100%	Real estate development

Henan Xintuo Real Estate Co. Ltd.	PRC December 8,2020	RMB	20,000,000	100%	Real estate development

Zhengzhou Xinhe Real Estate Co., Ltd	PRC January 8,2020	RMB	50,000,000	80%	Real estate development

Zhengzhou Xinying Real Estate Co., Ltd.	PRC May 19,2020	RMB	30,000,000	100%	Real estate development

Zhengzhou Xinyuan Xinsheng Business Management Co. Ltd.	PRC November 2,2020	RMB	1,000,000	100%	Real estate development

Dalian Xinsheng Industrial Co., Ltd.	PRC December 16,2020	RMB	20,000,000	100%	Leasing management services

Guoxin Chuangxiang (Tianjin) Enterprise Management Consulting Partnership (Limited Partnership)	PRC January 2,2020	RMB	15,000,000	95.22%	Management consulting service

Guoxin Chuangzhi (Tianjin) Enterprise Management Consulting Partnership (Limited Partnership)	PRC June 23,2020	RMB	135,000,000	94.41%	Management consulting service

VIE:
Beijing Yuzhouyun Technology Development Center (Limited partnership)) and its subsidiary (“Yuzhouyun”) (Note 2(a))	PRC March 2, 2018	RMB	18,388,300	51%	Technical services

Beijing Ruizhuo Xihui Technology Development Centre Co., Ltd (Note 2(a))	PRC January 22,2017	RMB	10,000,000	1%	Technical services
(1)	Controlled by Zhengzhou Hangmei Technology Development Co., Ltd. which is a 51% owned subsidiary of the Group.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

COVID-19

Beginning in December 2019, a novel strain of coronavirus, or COVID-19, resulted in prolonged mandatory quarantines, lockdown, closures of businesses and facilities and travel restrictions imposed by the Chinese government and many other countries around the world. Although the Chinese economy has been recovering steadily from the impact of COVID-19 since the second half of 2020, any recurrence of the COVID-19 outbreak in China, such as the recurrence of COVID-19 toward the end of 2020, or continuance of the outbreak in other parts of the world could adversely impact our company’s business operations or the business operations of our company’s customers and partners thus in turn having an adverse impact on our business, results of operations and financial condition. Failure to contain the further spread of COVID-19 will prolong and exacerbate the general economic downturn. Our business operations could be disrupted if any of its employees is suspected of having these or any other epidemic disease, since it could require its employees to be quarantined and/or its offices to be closed for disinfection or other remedial measures. There remains substantial uncertainties about the dynamic of the COVID-19 pandemic, including, but not limited to, with respect to the logistics of distribution and the efficacy of any vaccine program or with respect to new strains or variants of the virus, which may have potential continuing impacts on subsequent periods if the pandemic and the resulting disruption were to extend over a prolonged period.

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

Ruihao Rongtong

Ruihao Rongtong, with registered capital of US$37.6 million (RMB250.0 million), was invested in by the Company on May 6, 2015, for the purpose of undertaking a residential property development project in Beijing. On March 1, 2016, June 28, 2016 and September 18, 2016, an unrelated trustee company, Ping An trust Co., Ltd. (“Ping An trust”) purchased 20%, 5% and 10% of the Company’s equity interest in Ruihao Rongtong, respectively, and loaned US$124.3 million (RMB862.5 million) in aggregate to the Group. On February 28, 2017, the Company repurchased the 35% equity interest of Ruihao Rongtong from Ping An trust. On May 23, 2017, Ping An trust subsequently repurchased back 35% of the Company’s equity interest in Ruihao Rongtong, and loaned US$246.8 million (RMB1.61 billion) in aggregate to the Group. As of December 31, 2018, Ruihao Rongtong had one project under construction. Pursuant to the share purchase agreement, the 35% of non-controlling equity interest of Ruihao Rongtong was to be repurchased by the Company in cash at the earlier of the second anniversary date, or the date the Company elected to repurchase the 35% equity interest of Ruihao Rongtong. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480, Distinguishing Liabilities from Equity. On June 21, 2019, the Company repurchased the 35% equity interest of Ruihao Rongtao from Ping An trust and Ruihao Rongtong ceased to be variable interest entity(“VIE”).

In accordance with ASC 810, Consolidation, Before June 21 2019, Ruihao Rongtong was a variable interest entity as it was not established with sufficient equity at risk to finance its activities without additional subordinated financial support. The Company is considered as the primary beneficiary of Ruihao Rongtong, as it has the power to direct the activities of Ruihao Rongtong that most significantly impact their economic performance and has the obligation to absorb the losses and the right to receive benefits from Ruihao Rongtong through its voting interest underlying its 65% equity interest in accordance with PRC Law and the articles of association of Ruihao Rongtong. Based on the above, Ruihao Rongtong was consolidated by the Company.

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

The carrying amounts and classifications of the assets and liabilities of Yuzhouyun are as follows:

	December 31,	December 31,
	2019	2020
	US$	US$
Current assets	2,214,155	768,166
Non-current assets	4,244,195	2,771,533
Total assets	6,458,350	3,539,699

Current liabilities	13,967,333	4,801,975
Non-current liabilities	—	14,099,833

Total liabilities	13,967,333	18,901,808

The financial performance and cash flows of Yuzhouyun are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2019	2020
	US$	US$
Revenue	12,555,974	3,525,255
Cost of revenue	(3,682,899)	(2,529,935)
Net loss	(1,796,997)	(6,935,441)
Net cash provided by/(used in) operating activities	368,379	(12,982,505)
Net cash used in investing activities	(1,885)	(13,837)
Net cash (used in)/provided by financing activities	(52,503)	12,256,166

As of December 31, 2019 and December 31, 2020, the current liabilities of Yuzhouyun included amounts due to subsidiaries of the Group amounting to US$10,867,898 and US$1,928,834, which were eliminated upon consolidation by the Company.

During the year ended December 31, 2019 and December 31, 2020, the revenue of Yuzhouyun included amounts that come from the Group amounting to US$9,997,544 and US$3,287,093, which were eliminated upon consolidation by the Company.

Yuzhouyun contributed US$2,558,430 and US$238,162 of the Company’s consolidated revenues for the year ended December 31, 2019 and December 31, 2020, respectively.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Ruizhuo Xihui

In 2020, Ruizhuo Xichuang, a subsidiary of the Group, together with Ruizhuo Xihui and its registered shareholders, entered a new set of Contractual Arrangements, including the powers of attorney, the exclusive business cooperation agreement, the exclusive share purchase agreement, the equity pledge agreement, the confirmations from such Registered Shareholders and the spouse undertakings (collectively known as the “Ruizhuo Xihui VIE Agreements”). The terms of the Ruizhuo Xihui VIE Agreements indicate that the Group is the only party at risk to absorb losses of Ruizhuo Xihui. Ruizhuo Xihui’s principal activities are also to provide technical service to the Group, which indicates that Ruizhuo Xihui’s activities are conducted on behalf of the Group. In accordance with ASC 810, Consolidation, Ruizhuo Xihui is a variable interest entity. Based on the above, the Group is the primary beneficiary because it has the power to direct the activities of Ruizhuo Xihui that most significantly impact its economic performance and has the obligation to absorb the losses and the right to receive benefits from Ruizhuo Xihui.

The carrying amounts and classifications of the assets and liabilities of Ruizhuo Xihui are as follows:

December 31,
2020
US$
Current assets	3,167,587
Non-current assets	—
Total assets	3,167,587

Current liabilities	3,572,451
Non-current liabilities	—

Total liabilities	3,572,451

The financial performance and cash flows of Ruizhuo Xihui are as follows:

Year ended
December 31,
2020
US$
Revenue	81,984
Cost of revenue	—
Net loss	(382,874)
Net cash provided by operating activities	36,807
Net cash used in investing activities	—
Net cash used in financing activities	—

As of December 31, 2020, the current liabilities of Ruizhuo Xihui included amounts due to subsidiaries of the Group of US$1,928,834, the current assets of Ruizhuo Xihui included amounts due from subsidiaries of the Group of US$3,039,549 which were eliminated upon consolidation by the Company.

Ruizhuo Xihui contributed US$81,984 of the Company’s consolidated revenues for the year ended December 31, 2020.

(b)          Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment and finance lease, allowance for estimating the allowance for credit losses associated with accounts receivables, other receivables, contract assets, short-term investments and advances to suppliers, fair values of the purchase price allocation with respect to business combinations, progress towards the completion of the performance obligation, accounting for

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

the share-based compensation, accounting for deferred income taxes, impairment of goodwill, impairment of real estate properties under development, real estate properties held for lease and long-term investments, provision necessary for contingent liabilities and estimating the incremental borrowing rate for operating lease liabilities. Management analyzed the forecasted cash flows for the twelve months from March 8, 2022, which indicates that the Group will have sufficient liquidity from cash flows generated by operations and existing credit facilities and therefore, there will be sufficient financial resources to settle borrowings and payables that will be due through end of February 2023. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

(c)          Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other deposits and prepayments, due from employees, due from related parties, other receivables, long-term investments, accounts payable, customer deposits, other payables and accrued liabilities, short-term bank borrowings, long-term borrowings and due to related parties. The carrying amounts of the aforementioned financial instruments, except for short-term investments for which the measurement alternative was elected, long term investments and long term borrowings, approximate their fair value due to the short term maturities of these instruments. The carrying amounts of the long-term borrowings approximate their fair values because the stated interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable credit risk and maturities. Long-term investments have no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs. The Group reviews the investments for impairment whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable.

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

In accordance with ASC 820, investment in marketable equity securities and investment in real estate investment trusts (“REITs”) classified as are within Level 1 as the Company measures the fair value using quoted trading prices that are published on a regular basis , and investment in equity securities in unlisted companies is categorized as Level 3 measured at fair value using alternative method, less any impairment, plus or minus changes resulting from observable price in orderly transactions.

(d)          Foreign currency translation

The Group’s financial information is presented in U.S. dollars. The functional currency of the Company is U.S. dollars. The functional currency of the Company’s subsidiaries in PRC is Renminbi (“RMB”), the currency of PRC. The functional currency of the Company’s subsidiaries in Malaysia is Malaysian Ringgit (“MYR”), the currency of Malaysia. The functional currency of the Company’s subsidiaries other than those in PRC and Malaysia is U.S. dollars. Transactions by the Company’s subsidiaries in PRC which are denominated in currencies other than RMB are remeasured into RMB at the exchange rate quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than RMB are included in the consolidated statements of comprehensive income as exchange gains (losses). The consolidated financial statements of the Company’s subsidiaries have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. PRC subsidiaries’ financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(e)          Cash and cash equivalents

The Group considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Group maintains bank accounts mainly in PRC, Hong Kong and United States. The vast majority of PRC bank balances are denominated in RMB. Hong Kong and United States bank balances are denominated in U.S. dollars.

Cash includes cash on hand and demand deposits in accounts maintained with various state-owned and private banks within PRC, Hong Kong and United States. Total cash in banks (excluding restricted cash) at December 31, 2020 amounted to US$926,809,581 (December 31, 2019: US$662,606,063), of which the vast majority of deposits are not covered by insurance.

(f)          Restricted cash

The Group is required to maintain certain deposits with banks that provide mortgage loans to the Group’s customers in order to purchase residential units from the Group. These balances are subject to withdrawal restrictions and totaled US$19,892,994 as of December 31, 2020 (December 31, 2019: US$32,420,073). As of December 31, 2020, the Group held US$83,613,204 (December 31, 2019: US$270,714,930) in its restricted cash accounts, representing funds received from sales proceeds that are subject to withdrawal restrictions. The Group is also required to maintain certain deposits with banks and financial institutions that provide loans to the Group. As of December 31, 2020, the Group also held nil in its restricted cash accounts (December 31, 2019: US$20,691,781) as security for its short-term loans (Note 10), held nil (December 31, 2019: US$3,153,579) in its restricted cash accounts as security for its current portion of long-term loans (Note 11).

As of December 31, 2020, the Group held US$229,666,355 (December 31, 2019: US$112,998,481) in its bank accounts with withdrawal restriction for its long-term loans (Note 11).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(g)         Real estate properties development completed and under development

Real estate properties completed and under development consist of residential unit sites and commercial offices. The Group leases the land for the residential unit sites under land use right leases with various terms from PRC government. Real estate properties development completed and under development are stated at the lower of carrying amounts or fair value less selling costs.

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

For the periods presented, the Group recognized impairment loss of US$9,641,537 for real estate properties completed and under development.

(h)          Revenue recognition

Revenue is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The Group also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of business tax and value added taxes (“VAT”).

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

For real estate sales contracts for which the Group has an enforceable right to payment for performance completed to date, revenue is recognized over time by measuring the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains the physical possession, the legal title, or the significant risks and rewards of ownership of the assets and the Group has present right to a payment and the collection of the consideration is probable. The progress towards complete satisfaction of the performance obligation is measured based on the Group's efforts or inputs to the satisfaction of the performance obligation, by reference to the contract costs incurred up to the end of reporting period as a percentage of total estimated costs for each contract.

Generally, the Group receives short-term advances from its customers for real estate sales. Using the practical expedient, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. The Group also receives long-term advances from customers for real estate sales. The transaction price for such contracts is adjusted for the effects of a financing component, if long-term advances from customers are assessed as significant at the individual contract level.

Real estate management services income

Real estate management services income is recognized in the accounting period in which the services are rendered. The Group bills a fixed amount periodically for services provided and recognizes as revenue the amount to which the Group has a right to invoice that corresponds directly with the value of performance completed.

Real estate lease income

Real estate lease income is generally recognized on a straight-line basis over the terms of the tenancy agreements. For real estate leases, these contracts are treated as leases for accounting purposes, rather than contracts with customers subject to ASC 606.

Other revenue

Other revenue includes services ancillary to the Group’s real estate projects, including construction service revenue and software consulting service income. Construction service revenue and software consulting service income are recognized when services are provided as the customer simultaneously benefits from the services as they are performed.

For the years ended December 31, 2018, 2019 and 2020, revenue is recognized and disaggregated by major source as below:

	2018	2019	2020
	US$	US$	US$
Real estate sales	2,139,370,792	2,387,031,568	1,604,891,939
Real estate management services income	63,447,420	67,488,169	91,208,307
Other revenue	5,148,101	11,984,304	14,870,460
Revenue from contracts with customers	2,207,966,313	2,466,504,041	1,710,970,706

Real estate lease income	9,584,972	16,128,771	34,792,485

Total revenue	2,217,551,285	2,482,632,812	1,745,763,191

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Contract assets

The Group pays sales commission to its real estate sales agencies for each real estate sales contract. The Group has elected to apply the optional practical expedient for costs to obtain a contract which allows the Group to immediately expense sales commissions (included under selling and distribution expenses) when the amortization period of the asset that the Group otherwise would have used is one year or less. For incremental costs of obtaining real estate sales contracts that extend beyond a one-year period, these incremental costs of obtaining real estate sales contracts are recognized as assets if the real estate sales are collectible and amortized as the Group transfers the control of the assets to customers. The Group recognized US$14.9 million and US$8.9 million of such costs in selling and distribution expense during the year ended December 31, 2019 and December 31, 2020. As of December 31, 2019 and 2020, there was no impairment losses on contract assets.

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

The following table presents the Group’s contract balances as of December 31, 2019 and 2020:

	December 31,	December 31,
	2019	2020
Contract assets	23,093,235	28,708,229
Customer deposits (note 14)	1,106,098,647	952,939,384

The amount of revenue recognized during the year ended December 31, 2020 and included in the customer deposits as of December 31, 2019 is US$439,003,168.

(i)           Accounts receivable and allowance for credit losses

The Company adopted ASU No. 2016-13, Financial Instruments—Credit Losses (“ASU 2016-13”). Subsequently, the FASB issued ASU 2019-05, Financial Instruments- Credit Losses (Topic 326): Targeted Transition Relief and ASU 2019-11 Codification Improvements to Topic 326, Financial Instruments- Credit Losses (collectively, the “Credit Loss ASUs”) from January 1, 2020 using the modified retrospective approach and did not restate the comparable periods. The effect of adopting Credit Loss ASUs was, as follows:

	As previously	Effects of
	reported at	adoption
	December 31,	of Credit Loss	As adjusted at
	2019	ASUs	January 1, 2020
Consolidated balance sheets
Accounts receivable	97,911,510	(2,829,696)	95,081,814
Other deposits and prepayments	277,463,137	(1,908,929)	275,554,208
Amounts due from related parties	200,757,623	(1,781,767)	198,975,856
Total current assets	5,645,063,109	(6,520,392)	5,638,542,717
Total assets	7,421,664,433	(6,520,392)	7,415,144,041
Total equity	791,952,022	(6,520,392)	785,431,630

Accounts receivable represents the Group’s right to an amount of consideration that is unconditional (i.e. only the passage of time is required before payment of the consideration is due). The Group’s accounts receivable consists of balances due from customers for the sale of residential units in PRC and United States and real estate management service contracts. These balances are unsecured, bear no interest and are due within a year from the date of the sale.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the receivables. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. Accounts receivable are written off after all collection efforts have ceased. As of December 31, 2020, there was US$4,099,011 allowance for credit loss.

(j)          Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which the Group has business relationships.

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the receivables. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. As of December 31, 2020, there was US$12,609,405 allowance for credit loss.

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

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of other deposits The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of other deposits and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. As of December 31, 2020, there was US$1,908,929 allowance for credit loss.

(m)         Advances to suppliers

Advances to suppliers consist of balances paid to contractors and vendors for services and materials that have not been provided or received and generally relate to the development and construction of residential units in PRC. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if it is doubtful that the services and materials can be provided. As of December 31, 2019 and 2020, there was no allowance provided.

(n)          Customer deposits

Customer deposits consist of sales proceeds received from customers from the sale of residential units in PRC. In PRC, customers will generally obtain financing for the purchase of their residential unit prior to the completion of the project. The lending

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

institution will provide the funding to the Group upon the completion of the financing rather than the completion of the project. The Group receives these funds and recognizes them as a customer deposit current liability until the revenue can be recognized.

(o)         Notes payable and other payables

Notes payable represents short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the notes. The Group has utilized notes payable to settle amounts owed to suppliers and contractors. The notes payable is non-interest bearing and is normally settled within six months. Notes payable was US$271,096,538 and US$171,795,040 as of December 31, 2019 and 2020, respectively.

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

(q)         Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Corporate aircraft	15 years
Vehicles	5 years
Furniture and fixtures	5 years
Office buildings	20‑60 years

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

On January 1, 2018, the Group adopted ASU 2016-01, pursuant to which, for equity investments without readily determinable fair value, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. All gains and losses on nonmarketable equity securities, realized and unrealized, are recognized in earnings. The Group performs a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity recognizes an impairment loss in net income equal to the difference between the carrying value and fair value.

(s)         Capitalized interest

The Group capitalizes interest as a component of building construction costs in accordance with ASC 835, Interest (“ASC 835”).

As a result of the total interest costs capitalized during the period, the interest expense for the years ended December 31, 2018, 2019 and 2020, was as follows:

	2018	2019	2020
	US$	US$	US$
Amortization of issuance cost related to long-term debt	8,624,334	8,132,103	116,249
Interest expense of finance leases	1,385,292	973,842	31,286,261
Interest on borrowings	271,831,465	308,747,957	312,779,581
Total interest costs	281,841,091	317,853,902	344,182,091
Total interest costs capitalized	(182,595,395)	(204,078,542)	(214,694,686)
Interest expense, net	99,245,696	113,775,360	129,487,405

(t)         Retirement benefits

Regulations in PRC require the Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in PRC, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the years ended December 31, 2018, 2019 and 2020, the Group is obligated to contribute for each employee an amount equal to 45%, 40% and 40%, respectively, of last year average salary determined by the Social Welfare Bureau. For the year ended December 31, 2020, the Group recorded expense in the amount of US$11,781,673 (2018: US$18,422,330; 2019: US$20,420,474).

(u)         Distribution of earnings and reserve fund

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from its subsidiaries. The earnings reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries. In accordance with PRC Company Law, PRC subsidiaries are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory surplus reserve (the “SSR”) until such reserve reaches 50% of the registered capital of the subsidiaries. Subject to certain restrictions set

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

out in PRC Company Law, the SSR may be distributed to stockholders in the form of share bonus issued to increase share capital, provided that the remaining balance after the capitalization is not less than 25% of the registered capital before capital increase.

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

Late payment interests and penalties arising from underpayment of income taxes are recognized according to the relevant tax law. The amount of interest expense to be recognized is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with ASC 740-10, Income Tax (“ASC 740-10”) is classified in the consolidated financial statements as interest expense, while penalties recognized in accordance with this interpretation are classified in the consolidated financial statements as other expenses.

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

(w)         Land Appreciation Tax (“LAT”)

In accordance with the relevant taxation laws for real estate companies of the provinces in which the subsidiaries operate in PRC, the local tax authorities levy LAT based on progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures, generally including borrowing costs and relevant property development expenditures. LAT is generally prepaid based on a fixed percentage (varying by local tax jurisdiction) of customer deposits and is expensed when the related revenue is recognized.

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

(y)          Advertising and promotion expenses

Advertising and promotion costs are expensed as incurred, or the first time the activity takes place, in accordance with ASC 720-35, Advertising Costs. For the year ended December 31, 2020, the Group recorded advertising and promotion expenses of US$41,972,661 (2018: US$56,575,316; 2019: US$62,341,805).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(z)          Leases

The Company adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) from January 1, 2019 by using the modified retrospective method and did not restate the comparable periods. The Company has elected the package of practical expedients, which allows the Company to carry forward our original assessment of whether contracts contained a lease, lease classification, and the initial direct cost. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

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

Upon adoption, the Company recognized ROU assets of US$15.0 million and total lease liability (including current and non-current) of US$14.4 million for operating leases as of January 1, 2019. The impact of adopting ASU 2016-02 on the Company’s opening retained earnings and current year net income was insignificant. As of December 31, 2020, the Company recognized operating lease ROU assets of US$8.5 million and total lease liability US$8.5 million, including current portion of US$5.3 million for operating lease.

Lessor

As a lessor, the Company’s leases are classified as operating leases under ASC 842, and thus the pattern of recognition of real estate lease income remains unchanged from previous lease accounting guidance. The lease components and non-lease components are accounted for separately.

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

(ab)        Earnings per share

Earnings per share are calculated in accordance with ASC 260, Earnings per Share. Basic earnings per share is computed by dividing net income attributable to holders of common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common share equivalents consist of common shares issuable upon the exercise of the share options and vesting of restricted shares units using treasury stock method. Common equivalents shares are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. The non-vested options granted with performance conditions are excluded in the computation of diluted EPS unless the options are dilutive and unless their conditions (a) have been satisfied at the reporting date or (b) would have been satisfied if the reporting date was the end of the contingency period.

(ac)        Treasury Shares

The Company accounted for shares repurchased as treasury shares at cost in accordance to ASC Subtopic 505-30, Treasury Shares. When the Company decides to retire the treasury shares, the difference between the original issuance price and the repurchase price may be allocated between additional paid-in capital and retained earnings.

On July 12, 2013, the Board of Directors unanimously authorized management to repurchase up to US$60 million of the Company’s shares from the approval date to July 5, 2015. On December 28, 2015, the Board of Directors unanimously authorized management to repurchase up to US$40 million of the Company’s shares from the approval date to the end of 2017. The Board of Directors reviews the Company’s share repurchase program periodically and to adjust the amount authorized for repurchase as necessary. On March 21, 2017, the Board of Directors unanimously authorized management to repurchase up to US$40 million of the Company’s shares from the approval date to the end of 2019. On August 14, 2018, the Board of Directors unanimously authorized management to repurchase up to US$50 million of the Company’s shares from the approval date to the end of 2019. On May 20, 2019, the Board of Directors unanimously authorized management to repurchase up to US$50 million of the Company’s shares from the approval date to the end of 2021. As of December 31, 2020, the Company had a balance of 54,977,586 (2019: 52,850,536) treasury shares amounting to US$116,061,577 (2019: US$113,719,964).

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

On June 29, 2020, the Company issued notes with an aggregate principal amount of RMB514.5 million (US$75 million) due on June 29, 2022 (the “June 2022 Senior Secured Notes”) at a coupon rate of 12.00% per annum payable semi-annually. Interest is payable on December 29 and June 29 of each year, commencing December 29, 2020. Given that the June 2022 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the June 2022 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the June 2022 Senior Secured Notes. The June 2022 Senior Secured Notes were issued at par.

On September 17, 2020, the Company issued notes with an aggregate principal amount of US$300 million due on September 17, 2023 (the “September 2023 Senior Secured Notes”) at a coupon rate of 14.50% per annum payable semi-annually. Interest is payable on March 17 and September 17 of each year, commencing March 17, 2020. Given that the September 2023 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the September 2023 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the September 2023 Senior Secured Notes. The September 2023 Senior Secured Notes were issued at par.

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

Equity investments that have readily determinable fair values are measured at fair value with changes recognized in gain(loss) on short-term investments in the consolidated statements of comprehensive income. Equity investments without readily determinable fair values and for which we do not have the ability to exercise significant influence are accounted for at cost with adjustments for observable changes in prices or impairments.

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

The excess of the fair value of purchase consideration over the fair values of identifiable assets acquired and liabilities assumed is recorded as goodwill. The Group reviews goodwill for impairment at least annually or more frequently if events or changes in circumstances would more likely than not reduce the fair value of our single reporting unit below its carrying value. An impairment loss on goodwill of $6,400,262 was recorded in 2020.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(ah)         Effect of change in estimate

Revisions in estimated gross profit margins related to estimated costs and revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2020, real estate development projects (Zhengzhou International New City I, Changsha Mulian Royal Palace, Xuzhou Colorful City, Tianjin Spring Royal Palace I, Xingyang Splendid III and Henan Xin Central I), which recognized gross profit in 2019, had changes in their estimated gross profit margins. As these projects moved closer to completion during 2019, the Company adjusted its prior estimates related to selling prices and development costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share decreased by US$94.5 million (2018: increased US$34.5 million, 2019: decreased US$59.1 million), US$70.9 million (2018: increased US$25.9 million , 2019: decreased US$44.3 million), US$0.66 per share (2018: increased US$0.20 per share , 2019: decreased US$0.39 per share), and US$0.66 per share (2018: increased US$0.20 per share , 2019: decreased US$0.39 per share), respectively, for the year ended December 31, 2020.

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

(al)         Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (“ASU 2016-13”). Subsequently, the FASB issued ASU 2019-05, Financial Instruments- Credit Losses (Topic 326): Targeted Transition Relief and ASU 2019-11 Codification Improvements to Topic 326, Financial Instruments- Credit Losses (collectively, the “Credit Loss ASUs”). The Credit Loss

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

ASUs change the methodology to be used to measure credit losses for certain financial instruments and financial assets, including trade receivables. The new methodology requires the recognition of an allowance that reflects the current estimate of credit losses expected to be incurred over the life of the financial asset. This new standard also requires that credit losses related to available-for-sale debt securities be recorded as an allowance through net income rather than reducing the carrying amount under the current, other-than-temporary-impairment model. The Company adopted the standard on January 1, 2020. Based on the composition of the Company's trade receivables and investment portfolio, the adoption of this standard did not have a material impact on the Company’s financial position or results of operations upon adoption. The Company has updated its accounting policy for trade accounts receivable and is providing additional disclosure about its allowance for credit losses, as required by the standard, upon adoption.

 In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. The standard was adopted in 2019.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement. The update eliminates, modifies, and adds certain disclosure requirements for fair value measurements. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. The added disclosure requirements and the modified disclosure on the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented. All other changes to disclosure requirements in this update should be applied retrospectively to all periods presented upon their effective date. The standard was adopted in 2019.

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This update requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. This guidance should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The standard was adopted in 2019.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606. This update clarifies that certain transactions between participants in a collaborative arrangement should be accounted for under ASC 606 when the counterparty is a customer and precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction. The update is effective in fiscal years beginning after December 15, 2019, and interim periods therein, and early adoption is permitted for entities that have adopted ASC 606. This guidance should be applied retrospectively to the date of initial application of Topic 606. The standard was adopted in 2019.

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

The following summarizes the short-term investments measured at fair value at December 31, 2019 and 2020:

	December 31, 2019
	US$
	Fair		Unrealized
	value	Cost	loss in profit and loss
Level 1
Equity securities with readily determinable fair value	2,076,443	3,700,257	(1,623,814)
Level 3
Equity securities without readily determinable fair value	3,519,182	3,519,182	—
Total	5,595,625	7,219,439	(1,623,814)

	December 31, 2020
	US$
	Fair		Unrealized
	value	Cost	gain in profit and loss
Level 1
Equity securities with readily determinable fair value	6,108,322	2,049,344	4,058,978
Level 3
Equity securities without readily determinable fair value	2,807	29,884	(27,077)
Total	6,111,129	2,079,228	4,031,901

During the year ended December 31, 2020, the company disposed US$3,519,182 equity securities without readily determinable fair value measured under fair value alternative method using significant unobservable inputs (Level 3).

During the year ended December 31, 2020, US$1,021,043 (2019: US$3,075,014 realized gain) net realized gain and US$4,031,901 (2019: US$1,623,814 unrealized loss) unrealized gain are included in earnings.

4.          Other receivables

As of December 31, 2020, other receivables consisted of the followings:

	December 31,	December 31,
	2019	2020
	US$	US$
Henan Derun Real Estate Co. Ltd (“Henan Derun”)	124,436,299	139,364,804
Zhengzhou Jiahe Real Estate Co. Ltd (“Zhengzhou Jiahe”)	67,429,462	101,361,020
Zhengzhou Yongzhi Jianxin Meiyu Private Equity Fund (“Zhengzhou Yongzhi”)	—	24,521,449
Zhangjiakou Xingyuan City Construction Development Co., Ltd	19,696,568	—
Huzhou Xinhong Jingcheng Construction and Development Co., Ltd	16,369,944	—
Due from contractors	24,444,823	16,322,092
Others	34,923,080	54,271,287

Other receivables	287,300,176	335,840,652

In December 2019, the Group agreed to provide Henan Derun financing using the prepayment and charge an interest of 18% per annum commencing from the date of prepayment made to Henan Derun. In March 2020, the Group entered into an agreement with Henan Derun pursuant to which the above receivables shall be settled by Henan Derun’s transfer of certain parcels of land properties to a project company 80% owned by the Group and the Group will assume the bank loans of Henan Derun aggregating to US$77.1 million

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

which were pledged by such land properties. The Group evaluated the potential impairment and concluded that no impairment allowance is required because the estimated future undiscounted cash flow of the relevant land properties attributed to the Group exceeded the total amount of the above receivables and bank loans assumed by the Group. As of December 31, 2020, the prepayment is recorded as other receivable aggregating to US$139.4 million (December 31, 2019: US$124.4 million).

Receivable from Zhengzhou Jiahe of US$67.4 million bears an interest from 15% to 18% per annum with a due date of December 31, 2019. In May 2020, the Group entered into an agreement with Zhengzhou Jiahe pursuant to which the above receivables shall be settled by Zhengzhou Jiahe’s transfer of certain parcels of land properties to a project company 80% owned by the Group. The transfer was completed in July 2021. As of December 31, 2020, the prepayment is recorded as other receivable aggregating to US$101.4 million (December 31, 2019: US$67.4 million).

In July 2020, the Company transferred Zhengzhou Modern City Shopping Mall originally held by the Company to a new subsidiary (“the project company”). The shopping mall was accounted for property held for lease. In September 2020, the Company entered into a share purchase agreement with Zhengzhou Yongzhi to transfer its 98% equity interest in the project company for a consideration of US$122,607,243. As of December 31, 2020, Zhengzhou Yongzhi has paid US$98,085,794 to the Company and the change of business registration of the project company has been completed. According to the agreement, the remaining consideration of US$24,521,449 should be paid before September 27, 2021. The balance is now overdue. The directors of the Company are of the view that no credit loss is required for the balance because the underground property right has not been transferred to the new project company, and the fair value of the underground property as appraised by an external valuer exceeded the outstanding receivables.

5.         Real estate properties development completed and under development

The following summarizes the components of real estate properties development completed and under development at December 31, 2019 and 2020:

	December 31,	December 31,
	2019	2020
	US$	US$
Real estate properties development completed	458,204,518	439,204,753
Real estate properties under development	3,254,387,749	3,010,624,339
Total real estate properties development completed and under development	3,712,592,267	3,449,829,092

As of December 31, 2020, land use rights included in the real estate properties under development totaled US$1,171,226,276 (December 31, 2019: US$2,179,888,833).

As of December 31, 2020, land use rights with an aggregate net book value of US$418,658,396 (December 31, 2019: US$798,910,332) was pledged as collateral for certain bank loans and other debts.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

6.         Real estate properties held for lease, net

The Group leases its owned buildings to various third parties including elementary schools, basement parking, kindergartens, parking facilities, clubhouses as well as shopping mall. These leases are non-cancelable operating leases with remaining lease periods that vary from 25 days to 20 years. The leases may include minimum base rents with escalated contingent rent clauses.

	December 31,	December 31,
	2019	2020
	US$	US$
Elementary schools	3,057,371	3,268,838
Basement parking	14,694,085	9,081,394
Kindergartens	10,049,512	11,098,383
Parking facilities	100,036,672	99,897,514
Clubhouses	8,574,329	8,217,800
Shopping mall	290,610,416	277,532,448
Residential properties	124,280,030	121,855,248
Others	2,924,658	—
Total costs	554,227,073	530,951,625
Accumulated depreciation	(38,358,165)	(47,843,418)
Real estate properties held for lease, net	515,868,908	483,108,207

The Group has shopping mall equipment with gross amounts of US$7,149,114 and US$7,643,588 acquired under finance lease as of December 31, 2019 and 2020, respectively.

Depreciation expense for real estate properties held for lease for the year ended December 31, 2020 amounted to US$6,980,064 (2018: US$7,963,627; 2019: US$8,625,765).

As of December 31, 2020, US$180,481,463 of real estate properties held for lease were pledged as collateral for certain bank loans and other debts (2019: US$206,516,986).

As of December 31, 2020, minimum future rental income on non-cancellable leases (none of which contains any contingent rental clauses), in the aggregate and for each of the five succeeding fiscal years and thereafter, is as follows:

Year	Amount
US$
2021	16,115,426
2022	14,280,321
2023	13,368,863
2024	13,726,296
2025 and thereafter	119,415,537
Total	176,906,443

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

7.         Property and equipment, net

Property and equipment consisted of the following:

	December 31,	December 31,
	2019	2020
	US$	US$
Finance lease right-of-use asset -Corporate aircraft	36,887,168	39,438,499
Vehicles	5,069,515	5,825,039
Furniture and fixtures	10,523,537	10,895,581
Office buildings	21,842,187	23,726,382
Total	74,322,407	79,885,501
Accumulated depreciation	(31,318,028)	(37,125,590)
Property and equipment, net	43,004,379	42,759,911

On October 23, 2012, the Group acquired a corporate aircraft under a finance lease. The lease has an eight-year term and expires on September 15, 2021 with 32 quarterly lease payments of US$1,426,000. A deposit in the amount of US$6.7 million may be used as full and final payment to Minsheng to purchase the corporate aircraft. On June 15, 2020, the Group terminated the previous agreement and signed a new finance lease agreement with Minsheng. The lease has a three-year term and expires on July 14, 2023 with 12 quarterly lease payment of US$1,105,274.

Depreciation expense for property and equipment for the year ended December 31, 2020 amounted to US$4,696,140 (2018: US$4,908,299; 2019: US$5,904,454) which includes amortization expense related to the corporate aircraft capital lease amounting to US$ 2,486,630 (2018: US$2,582,340; 2019: US$2,336,187).

Accumulated depreciation expense for property and equipment as of December 31, 2020 amounted to US$37,125,590 (2018: US$28,063,724; 2019: US$31,318,028) which includes accumulated amortization expense related to the corporate aircraft capital lease amounting to US$16,579,927 (2018: US$13,238,949; 2019: US$14,601,171).

8.         Long-term investment

As of December 31, 2019 and 2020, the long-term investment consisted of the following:

			December 31,
	Initial Cost	Ownership	2019
	US$		US$
Nonmarketable equity securities
Zhengzhou Lianhe Real Estate Co., Ltd.	241,648	1.85%	286,689
Zhengzhou Taike Real Estate Co., Ltd.	738,073	3.75%	716,723
Equity method investees
Qingdao Huiju Zhihui City Industrial Development Co., Ltd.	523,459,957	49%	488,227,667
Wuhu Penghong Investment Center (Limited Partnership)	30,608,185	n/a	18,333,122
Madison Developments Limited.	19,095,969	50%	16,294,996
Suzhou Rongjingchen Real Estate Co., Ltd	42,041,464	24%	41,452,466
Others	69,160,051	n/a	48,308,262
Total			613,619,925

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

			December 31,
	Initial Cost	Ownership	2020
	US$		US$
Nonmarketable equity securities
Zhengzhou Lianhe Real Estate Co., Ltd.	241,648	1.85%	306,518
Zhengzhou Taike Real Estate Co., Ltd.	738,073	3.75%	766,295
Equity method investees
Qingdao Huiju Zhihui City Industrial Development Co., Ltd.	523,459,957	49%	532,385,009
Jiazhaoye Health Industry (Sanya) Investment Co., Ltd	225,290,809	49%	225,290,809
Wuhu Penghong Investment Center (Limited Partnership)	30,608,185	n/a	18,337,862
Madison Developments Limited.	19,095,969	50%	15,766,779
Suzhou Rongjingchen Real Estate Co., Ltd	42,041,464	24%	21,266,345
Others	69,160,051	n/a	60,157,239
Total			874,276,856

Equity method investees

On April 19, 2017, the Company signed an agreement to acquire up to 70% equity interest of Qingdao Huiju Zhihui City Industrial Development Co., Ltd. (“Qingdao Huiju”), which is developing a real estate project in Qingdao city from Beijing Huiju Technology Industry Development Co., Ltd. (“Beijing Huiju”), a non-affiliated company for a consideration of US$505.2 million. As of December 31, 2020, US$505.2 million had been paid and a 49% equity interest has been transferred to the Company. Based on the articles of association, the Company cannot exercise control of Qingdao Huiju until it acquires the entire 70% equity interest, but has the ability to exercise significant influence over Qingdao Huiju’s operating and financial decisions and accounted for it as an equity method investment.

The Group initiated various legal actions against Beijing Huiju for, inter alia, (i) the transfer of the remaining 21% equity interest in Qingdao Huiju to the Group and appointment of directors into the board of Qingdao Huiju, (ii) refund of unauthorized transfer of cash of US$98.7 million from Qingdao Huiju to Beijing Huiju, and (iii) return of business license and official seals of Qingdao Huiju to Qingdao Huiju. In March 2019, PRC local court held that Beijing Huiju shall refund the unauthorized cash transferred to Beijing Huiju to Qingdao Huiju and has frozen the cash of US$98.7 million in Beijing Huiju’s bank account. In January 2020, local PRC court held that Beijing Huiju shall return the business license and official seals of Qingdao Huiju to Qingdao Huiju. On June 15, 2021, the PRC local court issued a final verdict that Beijing Huiju shall refund the unauthorized cash of US98.7 million.

On September 4, 2017, the Company with two non-affiliated companies, established a limited partnership, Wuhu Penghong Investment Center (Limited Partnership) (“Wuhu Penghong”), in which the Company and the other two partners each invested US$30.6 million, US$91.8 million and US$3.1 million in cash, respectively, to invest in a real estate project. The other two partners hold substantive participating rights whereas the Company only exercises significant influence, and therefore, accounted for its investment in Wuhu Penghong under the equity method.

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

In July 2019, the Company acquired 24% equity interest in Suzhou Rongjingchen Real Estate Co., Ltd. (“Suzhou Rongjingchen”), which is developing a real estate project in Suzhou city from Suzhou Kaijingsheng Real Estate Co., Ltd., a non-affiliated company, for a consideration of US$42.0 million. Based on the articles of association, the Company cannot exercise control of Suzhou Rongjingchen, but has the ability to exercise significant influence over Suzhou Rongjingchen's operating and financial decisions and accounted for it as an equity method investment.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

As of December 31, 2020, the Group’s investment in the investees in the aggregate exceeded its proportionate share of the net assets of the equity method investee by nil (December 31, 2019: nil). This difference, if any, represents equity method goodwill and therefore, is not amortized. For the year ended December 31, 2020, the Group recognized its share of income from its equity method investments of US$17,028,301 (2018: loss of US$9,374,451; 2019: loss of US$5,416,471). As of December 31, 2019 and 2020, there was no material impairment related to these investments.

In December 2020, the Company signed a cooperative development framework agreement with subsidiaries of Kaisa Group to invest in two project companies, Henan Yanchuang Management and Consulting Co., Ltd (“Henan Yanchuang”) and Jiazhaoye Health Industry (Sanya) Investment Co., Ltd (“Jiazhaoye Health”), aiming to jointly develop real estate projects in the PRC. According to the agreement, Kaisa Group holds 49% equity interest in Henan Yanchuang while the Company will hold 49% equity interest in Jiazhaoye Health with the same consideration of US$225,290,809. Based on the articles of association, the Company cannot exercise control of Jiazhaoye Health, but has the ability to exercise significant influence over Jiazhaoye's operating and financial decisions and accounts for it as an equity method investment.

Summarized combined financial information of the equity method investees is as follows:

December 31,
2020
US$
(in thousands)
Current assets	1,033,115
Non-current assets	474,450
Current liabilities	695,446
Non-current liabilities	414,178
Non-controlling interest	(2,735)
Gross revenue	345,886
Gross profit	86,073
Income from continuing operations	65,222
Net gain	44,497
Net gain attributable to the Company	17,028

The above summarized financial information represents the operating performance and financial position of the investees since they became equity method investees of the Group.

9.         Acquisition of subsidiaries

2018 Acquisition Activity

On September 6, 2018, the Group’s equity method investee, Wuhu Penghua Tenth Investment Center (Limited Partnership) (“Wuhu Penghua”), repurchased all partnership interests from all its partners except the Group for a consideration of US$146.6 million. As a result, the Company was the sole partner remaining. Therefore, Wuhu Penghua and its subsidiaries Chengdu Renju and Chengdu Guohongteng Real Estate Co., Ltd. (collectively, the “Wuhu Group”) became wholly-owned by the Company.

This acquisition was consistent with the Group’s strategy to develop residential real estate markets in fast growth cities in China, and was accounted for under the acquisition method of accounting with acquired assets and assumed liabilities recorded at their acquisition date fair values. A gain of US$4,384,563 for the year ended December 31, 2018 was recognized as a result of the re-measurement of previously held equity interest in the Wuhu Group based on the acquisition-date fair value and is presented as a component of other income. The goodwill recognized at the acquisition date amounting to US$534,697 is primarily as a result of the ASC 740 requirement to recognize a deferred tax liability, calculated as the difference between the tax effect of the fair value of the acquired real estate property under development and its corresponding tax base. None of the goodwill recognized is tax deductible.

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

(i)The business combination was achieved without the transfer of consideration. The difference between the fair value of previously held equity interest and the fair value of net identifiable assets acquired was recognized as goodwill. As the Wuhu Group were private companies, the fair value of the Group’s previously held equity interest is estimated based on asset-based approach using significant unobservable inputs that market participants would consider, which mainly include estimated revenue and estimated cost for the construction project.

The amount of revenue and net income of the Wuhu Group included in the Group’s consolidated statement of comprehensive income for the period from the Acquisition Date to December 31, 2018 are US$30,248,316 and US$6,710,751, respectively.

The pro forma results of operations for the acquisition has not been presented because the revenue and earnings generated before the acquisition are immaterial.

2019 Acquisition Activity

In November 2019, the Group acquired Beijing Ruizhuo Xitou Development Co., Ltd. (“Xitou”), a related party, for a total consideration of US$16,486,299, which was satisfied by the extinguishment of a pre-existing receivable (Note 18). Xitou is primarily engaged in provision of online platform services for real estate project financing purposes.

In November 2019, the Group acquired Beijing Ruizhuo Xichuang Technology Development Co., Ltd. (“Xichuang”), a related party, for a total consideration of US$11,212,797, which was satisfied by the extinguishment of a pre-existing receivable (Note 18). Xichuang is primarily engaged in the provision of online platform services for sourcing, sale and purchase of real estate properties.

In November 2019, the Group acquired Beijing I-Journey Science and Technology Development Co,Ltd.("I-Journey"), a related party, for a total consideration of US$21,062,847, which was satisfied by the extinguishment of a pre-existing receivable (Note 18). I-journey is primarily engaged in the sale of household robots and provision of community cloud services.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

The operational results of Xitou, Xichuang and I-journey have been included in the Group’s consolidated financial statements since November 30, 2019 (“Date of Acquisition”). The pro forma results of operations for the acquisitions have not been presented because the revenue and earnings generated before the acquisitions are immaterial.

The purchase price allocation for the acquisitions is primarily based on a valuation determined by the Group with the assistance of an independent third party valuation firm. The following table summarizes the fair values of the assets acquired and liabilities assumed on Date of Acquisition.

	Xinruifeng	Xinhujin	Xinzhihui
	subgroup	subgroup	subgroup	Total
	US$	US$	US$	US$
Cash and cash equivalents	472,974	276,511	77,526	827,011
Intangible assets (1)
Technology	9,446,403	5,877,125	6,249,820	21,573,348
Trade mark	—	—	2,623,205	2,623,205
Other current assets	262,373	164,373	691,872	1,118,618
Deferred tax assets	1,057,527	1,170,995	658,831	2,887,353
Other non-current assets	29,935	14,176	43,115	87,226
Goodwill	6,624,594	5,159,916	12,927,103	24,711,613
Current liabilities	(269,349)	(241,318)	(1,499,623)	(2,010,290)
Deferred tax liabilities	(1,057,527)	(1,170,995)	(658,831)	(2,887,353)
Non-controlling interest	(80,631)	(37,986)	(50,171)	(168,788)
Total Consideration	16,486,299	11,212,797	21,062,847	48,761,943
(1)	Intangible assets acquired in 2019 have estimated useful lives between six and ten years.
(2)	Xinruifeng, Xinhujin and Xinzhihui are parents of Xitou, Xichuang and I-journey, respectively.

There were no significant acquisitions of subsidiaries for the year ended December 31, 2020.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

10.         Short-term bank loans and other debt

Short-term bank loans and other debt represent amounts due to various banks and financial institutions that are due on the dates indicated below. Short-term bank loans and other debt at December 31, 2019 and 2020 consisted of the following:

	December 31,	December 31,
	2019	2020
	US$	US$
Loan from The Bank of East Asia
Due January 2, 2020, at 1.10% plus 1 month LIBOR	19,900,000	—

Loan from Zhongyuan Aviation Finance Leasing Co.,Ltd.
Due December 20 2020, at 10.00% per annum	11,467,562	—

Loan from Hua Xia Bank Co., Ltd.
Due May 30, 2020, at 6.5250% per annum	8,600,671	—
Due December 28, 2021, at 8.00% per annum	—	9,195,543

Loan from Shandong Rongyue Finance Leasing Co., Ltd.
Due December 24, 2020, at 5.00% per annum	4,300,335	—

Loan from Zhongyuan Commercial Factoring Co., Ltd.
Due January 30, 2020, at 10.00% per annum	28,668,902	—

Loan from Tianjin financial exchange center Co., Ltd. at 9.00% per annum	189,215	—
Loan from Tianjin financial exchange center Co., Ltd. at 8.50% per annum	51,604	—
Loan from Tianjin financial exchange center Co., Ltd. at 8.00% per annum	240,819	2,896,595

Loan from Shenzhen Zhong’an Finance Leasing Co.,Ltd.
Due December 26, 2021, at 5.89% per annum	—	1,532,592

Total short-term bank loans and other debt	73,419,108	13,624,730

As of December 31, 2020, except when otherwise indicated, the Group’s short-term bank loans and other debt were all denominated in RMB and were mainly secured by the Group’s real estate properties held for lease with net book value of nil (December 31, 2019: US$14,899,171), the real estate properties development completed with net book value of US$4,257,537 (December 31, 2019: US$10,168,195), and restricted cash of nil (December 31, 2019: US$20,691,781).

The weighted average interest rate on short-term bank loans and other debt as of December 31, 2020 was 7.76% (December 31, 2019: 8.33%).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

11.         Long-term bank loans

Long-term bank loans as of December 31, 2019 and 2020 analyzed by final installment maturity dates consisted of the following:

	December 31,	December 31,
	2019	2020
	US$	US$
Loan from ICBC
Due December 26, 2021, at 6.175% per annum	66,890,284	25,539,089
Due December 22, 2021, at 6.175% per annum	33,448,009	12,772,610
Due December 30, 2021, at 6.60% per annum	30,770,333	11,748,839
Due December 22, 2021, at 9.80% per annum	33,448,009	12,772,610
Due July 23, 2022, at 4.75% per annum	14,334,451	5,823,844
	178,891,086	68,656,992
Loan from China Guangfa Bank
Due July 17, 2021, at 6.175% per annum	18,048,508	—

Loan from Bank of China
Due March 30, 2020, at 6.65% per annum	7,167,226	—
Due October 31, 2021 at 4.75% per annum	50,457,269	23,847,109
Due March 19, 2022 at 5.225% per annum	—	27,586,630
	57,624,495	51,433,739
Loan from Bank of Beijing
Due February 14, 2020 at 4.75% per annum	32,372,065	—

Loan from The Bank of East Asia
Due January 9, 2020, at 1.10% plus 1 month LIBOR	3,178,000	—
Due June 4, 2021, at 1.10% plus 1 month LIBOR	22,500,000	22,500,000
Due June 6, 2021, at 1.10% plus 1 month LIBOR	30,000,000	30,000,000
Due August 20, 2021, at 1.10% plus 1 month LIBOR	19,170,000	19,170,000
Due September 27, 2021, at 1.10% plus 1 month LIBOR	9,100,000	9,100,000
Due October 20, 2021, at 1.10% plus 1 month LIBOR	2,100,000	2,100,000
Due October 27, 2021, at 1.10% plus 1 month LIBOR	17,570,000	17,570,000
Due January 14, 2022, at 1.10% plus 1 month LIBOR	—	3,000,000
Due January 5, 2022, at 1.10% plus 1 month LIBOR	—	16,340,000
Due January 5, 2022, at 1.10% plus 1 month LIBOR	—	3,240,000
Due September 30, 2022, at 1.10% plus 1 month LIBOR	—	5,500,000
	103,618,000	128,520,000

Loan from Ping An Bank Co., Ltd.
Due April 22, 2021, at 6.8875% per annum	80,272,928	53,487,410
Due May 27, 2021, at 7.3625% per annum	9,890,771	4,597,772
Due March 18, 2022, at 6.5075% per annum	39,405,407	33,716,992
	129,569,106	91,802,174

Loan from China Construction Bank
Due August 1, 2021, at 4.35% per annum	44,723,488	47,816,825
Due August 1, 2021, at 4.75% per annum	11,180,872	11,187,911
Due August 1, 2021, at 4.75% per annum	17,201,343	—
	73,105,703	59,004,736
Loan from Bank of Minsheng
Due May 30, 2031, at 8.07% per annum	59,487,973	60,384,067
Due March 16, 2023 at 8.8825% per annum	286,402,339	208,125,795
	345,890,312	268,509,862
Loan from Bank of Hengfeng
Due September 20, 2021, at 8.0009% per annum	65,150,082	—

Loan from Zheshang Bank Co., Ltd
Due September 21, 2021, at 7.60% per annum	17,344,686	—

Loan from Bank of Communications Co., Ltd
Due March 18, 2022, at 7.600% per annum	37,104,728	18,716,226

Loan from Bank of Zhengzhou Co., Ltd
Due September 26, 2021, at 7.000075% per annum	64,505,031	61,916,658
Due August 30, 2023, at 6.50% per annum	—	114,944,290
	64,505,031	176,860,948
Loan from Bank of Huaxia Co., Ltd
Due December 27, 2021, at 5.08% per annum	11,610,908	—
Due May 28, 2023, at 5.08% per annum	—	18,391,086
	11,610,908	18,391,086
Loan from Xiamen International Bank Co., Ltd
Due February 20, 2023, at 10.00% per annum	—	9,195,543
Due April 30, 2023, at 6.80% per annum	—	4,904,290
	—	14,099,833

Loan from Bank of Guangzhou Co., Ltd
Due September 3, 2024, at 7.30% per annum	—	98,577,756

Loan from Luso International Banking Ltd
Due January 13, 2022, at 2.82% per annum	—	2,567,812
Due January 19, 2022, at 2.82% per annum	—	16,808,448
Due February 26, 2022, at 2.82% per annum	—	19,320,740
Due January 1, 2022, at 2.90% per annum	—	1,350,000
Due November 10, 2022, at 2.90% per annum	—	36,500,000
	—	76,547,000
Total	1,134,834,710	1,071,120,352
Less: current portion of long-term bank loans	(448,770,014)	(482,102,433)
Total long-term bank loans	686,064,696	589,017,919

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

As of December 31, 2020, the contractual maturities of these loans are as follows:

Year	Amount
US$
2021	482,102,433
2022	244,614,175
2023	258,854,542
2024	42,330,150
2025 and thereafter	43,219,052
Less: current portion of long-term bank loans	(482,102,433)
Total: long-term bank loans	589,017,919

As of December 31, 2020, except when otherwise indicated, the Group’s long term bank loans were all denominated in RMB and were mainly secured by the Group’s real estate properties under development with net book value of US$178,303,075 (December 31, 2019: US$78,726,065), land use rights with net book value of US$301,626,788 (December 31, 2019: US$382,772,544), the Group’s real estate properties held for lease with net book value of US$145,121,736 (December 31, 2019: 144,272,409), the real estate properties development completed with net book value of US$392,880 (December 31, 2019: US$457,032), the property and equipment with net book value of US$9,765,150 (December 31, 2019: nil), and restricted cash of US$229,666,355 (December 31, 2019: US$116,152,060).

The interest rates of these bank loans are adjustable based on the range of 100% to 211% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of December 31, 2020 was 6.19% (December 31, 2019: 6.94%).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

12.         Other long-term debt

As of December 31, 2019 and 2020, other long-term debt analyzed by final installment maturity dates consisted of the following:

	December 31,	December 31,
	2019	2020
	US$	US$
Senior notes
November 2020 Senior Secured notes due on November 22, 2020 at 8.875%	296,897,742	—
February 2021 Senior notes due on February 28, 2021 at 7.75%	261,941,119	224,952,688
March 2020 Senior Secured Notes due on March 12, 2020 at 9.875%	123,055,415	—
October 2021 Senior Secured Notes due on October 16, 2021 at 14.20%	295,968,740	253,678,567
June 2022 Senior notes due on June 29, 2022 at 14.00%	—	71,101,480
September 2023 Senior notes due on September 17, 2023 at 14.50%	—	296,902,963

Corporate bonds
Due December 28, 2020 at 8.20%	1,962,386	—
Due January 27, 2021 at 7.47%	8,213,641	—
Due March 14, 2021 at 7.09%	7,551,597	—
Due September 21, 2020 at 8.50%	21,947,434	—
Due April 1, 2024 at 8.40%	58,887,016	—
Due January 4, 2022 at 8.50%	650,673	—
Due November 13, 2025 at 8.35%	—	40,142,724

Loan from Ping An Trust Co., Ltd
Due May 22, 2020 at 10.3192%	43,003,354	—
Due November 23, 2020 at 11.20%	200,682,320	—
Due May 22, 2021 at 15.00%	42,989,020	—
Due May 29, 2021 at 11.50%	85,863,364	—
Due April 26, 2021 at 11.50%	24,248,158	—
Due May 31. 2022 at 12.80%	—	102,223,789

Kunlun Trust Co., Ltd
Due March 17, 2020 at 7.62%	21,501,677	—

Loan from Wanxiang Trust Co., Ltd
Due April 30, 2021 at 12.00%	28,668,903	30,651,811
Due January 4, 2020 at 12.00%	12,929,675	—
Due July 18, 2020 at 12.00%	21,501,677	—

Loan from China Huarong Asset Management Co., Ltd
Due November 27, 2020 at 11.50%	10,894,183	—
Due October 30, 2020 at 11.50%	28,095,525	—
Due November 8, 2021 at 12.00%	30,145,351	24,671,642
Due April 20, 2022 at 12.00%	—	41,379,945

Loan from China Resources Investment Trust Co., Ltd
Due November 9, 2020 at 9.405%	42,286,632	—

Loan from Chang An International Trust Co., Ltd
Due December 10, 2023 at 9.00%	172,013,417	274,180,447

Loan from Henan Zhongyuan Microfinance Co., Ltd
Due July 23, 2021 at 11.60%	6,880,537	6,130,362

Loan from Min Sheng Finance Lease Co., Ltd
Due July 15, 2023 at 5.85%	—	10,213,324

Loan from Zhongrong International Trust Co. Ltd.
Due May 13, 2022 at 13.00%	—	229,888,577

Loan from Daye Trust Co., Ltd
Due August 31, 2022 at 11.50%	—	91,955,432

Loan from Hubei Tian Qian Asset Management Co., Ltd
Due July 14, 2022 at 13.00%	—	50,575,488

Loan from Kent EB-5 LLC
Due January 23, 2020 at 5.95%	9,500,000	—
Due April 30, 2020 at 5.95%	5,000,000	—
Due June 25, 2020 at 5.95%	5,000,000	—
Due August 4, 2020 at 5.95%	5,000,000	—
Due August 20, 2020 at 5.95%	5,000,000	—
Due October 1, 2020 at 5.95%	10,000,000	—
Due November 23, 2020 at 5.95%	10,000,000	—
Due March 15, 2021 at 5.95%	9,500,000	—
Due September 12, 2021 at 5.95%	500,000	—
Due January 23, 2022 at 5.95%	—	53,000,000

Loan from Bank of Ozark
Due March 24, 2021 at 4.50% plus 1 month LIBOR	50,157,305	92,851,951

Loan from Bank Direct Capital Finance
Due November 1, 2020 at 5.5%	822,506	—

Loan from CMGT Lender 35 LLC
Due May 24, 2021 at 12.26%	18,660,737	—

Loan from 135-35 NORTHERN BLVD 1&2 LLC
Due May 1, 2021 at 8.5%	28,955,968	30,000,000

Total principal of other long-term debt	2,006,876,072	1,924,501,190
Less: current portion of other long-term debt	(970,185,445)	(911,485,562)
Total other long-term debt	1,036,690,627	1,013,015,628

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

The March 2020, November 2020, February 2021, October 2021, June 2022 and September 2023 Senior Secured Notes are senior secured pari passu obligations of the Company.

As of December 31, 2020, the contractual maturities of these debts are as follows:

Year	Amount
US$
2021	911,485,562
2022	581,851,524
2023	391,021,380
2024	—
2025 and thereafter	40,142,724
Less: current portion of other long term debt	(911,485,562)
Total: Other long-term debt	1,013,015,628

As of December 31, 2020, except when otherwise indicated and the Senior Secured Notes, the Group’s other long-term debt was all denominated in RMB and mainly secured by the Group’s real estate properties under development with net book value of US$23,841,896 (December 31, 2019: US$1,445,969), land use rights with net book value of US$117,031,608 (December 31, 2019: US$416,137,788), real estate properties held for lease with net book value of US$35,359,727 (December 31, 2019: US$47,345,406), real estate properties development completed with net book value of US$44,949,795 (December 31, 2019: US$50,301,375), and property and equipment with net book value of US$20,266,967 (December 31, 2019: nil).

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

From January 1, 2020 to December 31, 2020, the Company redeemed the February 2021 Senior Secured Notes for a total principal amount of US$41 million. The Company recognized loss on extinguishment of debt amounting to US$588,507, consisting of the loss from the difference between repurchase price and principal amount of the debt amounting to US$348,581 and the loss from unamortized deferred debt issuance costs amounting to US$239,926.

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

From January 1, 2020 to December 31, 2020, the Company redeemed the November 2020 Senior Secured Notes for a total principal amount of US$299.1 million. The Company recognized loss on extinguishment of debt amounting to US$216,290, consisting of the loss from the difference between repurchase price and principal amount of the debt amounting to US$42,214 and the loss from unamortized deferred debt issuance costs amounting to US$174,076.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

From January 1, 2020 to December 31, 2020, the Company redeemed the March 2020 Senior Secured Notes for a total principal amount of US$124.3 million.

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

The October 2021 Notes were issued pursuant to an indenture, dated as of April 15, 2019, between the Company, the Subsidiary Guarantors (as defined below) and Citicorp International Limited, as trustee and shared security agent (the “October 2021 Indenture”). The Company’s obligations under the October 2021 Indenture and the October 2021 Notes are guaranteed initially by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the October 2021 Indenture. The Company’s obligations under the October 2021 Indenture and the October 2021 Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited.

At any time prior to October 15, 2021, the Company may at its option redeem the October 2021 Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the October 2021 Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any October 2021 Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such Note, plus all required remaining scheduled interest payments due on such Note through the maturity date of the October 2021 Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the Indenture) plus 100 basis points, over (B) the principal amount of such Note on such redemption date.

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

The October 2021 Indenture contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the October 2021 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, sell assets, or make certain other payment, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the October 2021 Indenture) of 2.0 to 1.0.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

From January 1, 2020 to December 31, 2020, the Company redeemed the October 2021 Senior Secured Notes for a total principal amount of US$43.5 million. The Company recognized loss on extinguishment of debt amounting to US$176,209, consisting of the loss from the difference between repurchase price and principal amount of the debt amounting to US$176,209.

June 2022 Senior Secured Notes

On June 29, 2020, the Company issued an aggregate principal amount of RMB514.5 million (US$75 million) of the June 2022 Senior Secured Notes. The June 2022 Senior Secured Notes bear interest at 12.00% per annum payable semi-annually. Interest will be payable on December 29 and June 29 of each year, commencing December 29, 2020. The June 2022 Senior Secured Notes have a two years term maturing on June 29, 2022.

The effective interest rate of June 2022 Senior Secured Notes is 15.69%.

The June 2022 Senior Secured Notes were issued pursuant to an indenture, dated June 29, 2020, between the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “June 2022 Indenture”). The Company’s obligations under the June 2022 Indenture and the June 2022 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the June 2022 Indenture. The Company’s obligations under the June 2022 Indenture and the June 2022 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd.

At any time prior to June 29, 2022, the Company may at its option redeem the June 2022 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the June 2022 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any June 2022 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such June 2022 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such June 2022 Senior Secured Note, plus all required remaining scheduled interest payments due on such June 2022 Senior Secured Note through the maturity date of the June 2022 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the June 2022 Indenture) plus 100 basis points, over (B) the principal amount of such June 2022 Senior Secured Note on such redemption date.

At any time prior to June 29, 2022, the Company may redeem up to 35% of the aggregate principal amount of the June 2022 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 112% of the principal amount of the June 2022 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the June 2022 Senior Secured Notes issued on June 29, 2020 remain outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the June 2022 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the June 2022 Senior Secured Notes.

The June 2022 Indenture, contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the June 2022 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the June 2022 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the June 2022 Indenture) of 2.0 to 1.0.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

September 2023 Senior Secured Notes

On September 17, 2020, the Company issued an aggregate principal amount of US$300 million of the September 2023 Senior Secured Notes. The September 2023 Senior Secured Notes bear interest at 14.50% per annum payable semi-annually. Interest will be payable on March 17 and September 17 of each year, commencing March 17, 2021. The September 2023 Senior Secured Notes have a three years term maturing on September 17, 2023.

The effective interest rate of September 2023 Senior Secured Notes is 15.69%.

The September 2023 Senior Secured Notes were issued pursuant to an indenture, dated September 17, 2020, between the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “September 2023 Indenture”). The Company’s obligations under the September 2023 Indenture and the September 2023 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the September 2023 Indenture. The Company’s obligations under the September 2023 Indenture and the September 2023 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd.

At any time prior to September 17, 2023, the Company may at its option redeem the September 2023 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the September 2023 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any September 2023 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such September 2023 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such September 2023 Senior Secured Note, plus all required remaining scheduled interest payments due on such September 2023 Senior Secured Note through the maturity date of the September 2023 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the September 2023 Indenture) plus 100 basis points, over (B) the principal amount of such September 2023 Senior Secured Note on such redemption date.

At any time prior to September 17, 2023, the Company may redeem up to 35% of the aggregate principal amount of the September 2023 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 114.5% of the principal amount of the September 2023 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the September 2023 Senior Secured Notes issued on September 17, 2020 remain outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the September 2023 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the September 2023 Senior Secured Notes.

The September 2023 Indenture, contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the September 2023 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the September 2023 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the September 2023 Indenture) of 2.0 to 1.0.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

From January 1, 2020 to December 31, 2020, the Company redeemed the September 2023 Senior Secured Notes for a total principal amount of US$1 million. The Company recognized loss on extinguishment of debt amounting to US$7,334, consisting of the loss from the difference between repurchase price and principal amount of the debt amounting to US$7,334.

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

From February 15, 2020 to November 30, 2020, the Company redeemed the remaining amount of Second Tranche Bonds for a total principal amount of RMB210 million (US$30 million).

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

From February 15, 2020 to November 30, 2020 the Company redeemed the remaining amount of the Third Tranche Bonds for a total principal amount of RMB2.1 million (US$0.3 million).

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

From August 1, 2018 to August 3, 2018, the Company redeemed the New Tranche for a total principal amount of RMB1.05 billion (US$153 million). The Company recognized loss on extinguishment of debt amounting to US$5,989,710, consisting of both the debt redemption price amounting to US$5,710,866 and unamortized deferred debt issuance costs amounting to US$278,844.

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

On September 21, 2018, the Company redeemed the 2018 Tranche for a total principal amount of RMB400 million (US$58 million). The Company recognized loss on extinguishment of debt amounting to US$3,599,937, consisting of both the debt redemption price amounting to US$3,291,086 and unamortized deferred debt issuance costs amounting to US$308,851.

From August 26, 2019 to September 23, 2019, the Company redeemed the 2018 Tranche for a total principal amount of RMB76 million (US$11 million). The Company recognized loss on extinguishment of debt amounting to US$20,958, consisting of unamortized deferred debt issuance costs amounting to US$20,958.

From February 15, 2020 to November 30, 2020 the Company redeemed the remaining amount of the 2018 Tranche for a total principal amount of RMB124 million (US$18 million). The Company recognized gain on extinguishment of debt amounting to US$132,897, consisting of both the debt redemption price amounting to US $164,060 and unamortized deferred debt issuance costs amounting to US$296,957.

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

From February 15, 2020 to November 30, 2020 the Company redeemed the remaining amount of the 2019 Tranche for a total principal amount of RMB9 million (US$1.3 million). The Company recognized loss on extinguishment of debt amounting to US$303,532, consisting of both the debt redemption price amounting to US $165,243 and unamortized deferred debt issuance costs amounting to US$138,289.

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

From February 15, 2020 to November 30, 2020 the Company redeemed the remaining amount of the 2019 First Tranche Bonds for a total principal amount of RMB343 million (US$49 million). The Company recognized loss on extinguishment of debt amounting to US$423,011, consisting of both the debt redemption price amounting to US$72,640 and unamortized deferred debt issuance costs amounting to US$350,371.

On November 12, 2020 Xinyuan (China) Real Estate, Ltd. issued a new tranche of the onshore corporate bonds with an aggregate principal amount of RMB900 million (US$130 million) due on November 13, 2025 (the “2020 Tranche”) at a coupon rate of 8.35% per annum payable annually. Interest is payable on November 13 of each year, commencing November 13, 2020.

On November 30,2020, the Company redeemed the 2020 Tranche for a total principal amount of RMB646 million (US$94 million). The Company recognized loss on extinguishment of debt amounting to US$ 261,320, consisting of both the debt redemption price amounting to US$492 and unamortized deferred debt issuance costs amounting to US$260,828.

13.         Leases

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Leases recorded on the consolidated balance sheets are summarized as follows:

	December 31,	December 31,
	2019	2020
	US$	US$
Lease Assets
Finance lease assets
Property and equipment, net	22,285,997	20,266,967
Real estate properties held for lease, net	7,020,033	7,370,716
Total	29,306,030	27,637,683
Operating lease ROU assets	11,801,491	8,516,756

Lease Liabilities
Current
Current portion of finance lease	6,409,827	1,685,850
Current portion of operating lease	4,873,897	5,298,153
Total	11,283,724	6,984,003
Non-current
Finance lease, net of current portion	3,839,456	—
Operating lease, net of current portion	6,348,249	3,159,780
Total	10,187,705	3,159,780

The components of lease expenses recognized as follows:

	Year ended	Year ended
	December 31,	December 31,
	2019	2020
	US$	US$
Operating lease cost:
Operating lease cost	6,480,093	6,487,116
Short-term lease cost	2,612,901	1,384,416
Finance lease cost:
Amortization of ROU assets	2,465,268	3,494,618
Interest on the lease liabilities	1,019,758	489,581

Total lease cost	12,578,020	11,855,731

Supplemental cash flow information related to leases was as follows:

	Year ended	Year ended
	December 31,	December 31,
	2019	2020
	US$	US$
Operating cash flows for operating leases	6,275,565	6,354,922
Operating cash flows for finance leases	1,393,198	155,188
Financing cash flows for finance leases	6,135,547	8,476,338

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Maturities of lease liabilities are as follows:

	December 31,
	2020
	Finance Leases	Operating Leases
	US$	US$
Year ending December 31, 2021	1,749,669	5,639,638
Year ending December 31, 2022	—	2,219,038
Year ending December 31, 2023	—	1,169,276
Year ending December 31, 2024	—	—
Total lease payments	1,749,669	9,027,952
Less: imputed interest	(63,819)	(570,019)
Present value of lease liabilities	1,685,850	8,457,933

Other supplemental information related to lease term and discount rate is summarized below:

	December	December
	31,	31,
	2019	2020
Weighted-average remaining lease term (years)
Operating leases	2.32	1.99
Finance leases	1.63	0.91
Weighted-average discount rate
Operating leases	4.35%	6.91%
Finance leases	8.05%	6.95%

14.         Customer deposits

Advances for real estate properties comprise sales proceeds received from customers for the pre-sale of residential units in PRC. Advances for real estate properties are typically funded up to 40% - 80% by mortgage loans made by banks to the customers. The Group holds certain cash balances in restricted cash accounts at the relevant banks (Note 2 (f)). The Group, in return, has a right to withhold transfer of title to the customer until outstanding amounts are fully settled.

	December 31,	December 31,
	2019	2020
	US$	US$
Advances for real estate properties	2,616,487,072	2,332,850,810
Add: increase in revenue recognized in excess of amounts received from customers	25,665,783	59,622,703
Less: recognized as progress billings	(1,536,054,208)	(1,439,534,129)
Customer deposits (Note 2(h))	1,106,098,647	952,939,384

15.         Income taxes

(a)         Corporate income tax (“CIT”)

Under the current law of the Cayman Islands, the Company is not subject to income tax and withholding tax.

The Company’s PRC subsidiaries are subject to income tax at the statutory rate of 25% in accordance with PRC corporate income tax laws and regulations. Further, under the same tax laws and regulations, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC dividend withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaties with certain jurisdictions.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

The Company’s HK subsidiaries are subject to income tax at the statutory rate of 16.5% in accordance with the HK profits tax laws and regulations. The Company did not make any provisions for Hong Kong Profits Tax as there were no assessable profits arising in or derived from Hong Kong for any of the periods presented. Under the Hong Kong tax law, the Company’s HK subsidiaries are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

The Company’s US subsidiaries are subject to income tax at the statutory rate of approximately 21% in accordance with US corporate income tax laws and regulations. Dividends and interests paid by US enterprises to non-US tax resident enterprises are subject to US withholding tax of 30%.

Income before income tax expense consist of:

	Year ended December 31,
	2018	2019	2020
	US$	US$	US$
PRC	355,674,888	355,606,696	162,967,377
Non PRC	(105,275,621)	(122,099,522)	(95,392,067)
Total	250,399,267	233,507,174	67,575,310

Income tax expense for the years ended December 31, 2018, 2019 and 2020 is summarized as follows:

	Year ended December 31,
	2018	2019	2020
	US$	US$	US$
Current:
CIT tax expense	141,399,866	133,862,272	(21,471,662)
Land Appreciation Tax ("LAT") expense	62,996,403	68,631,338	90,907,634
Deferred tax benefit	(59,949,022)	(52,015,238)	65,623,218
Income tax expense	144,447,247	150,478,372	135,059,190

The Group’s income tax expense differs from the tax expense computed by applying PRC statutory CIT rate of 25% for the years ended December 31, 2018, 2019 and 2020 as follows:

	Year ended December 31,
	2018	2019	2020
	US$	US$	US$
CIT at rate of 25%	62,599,817	58,376,794	16,893,828
Tax effect of non-deductible expenses	5,799,761	8,867,037	18,115,751
LAT expense	62,996,403	68,631,338	90,907,634
CIT benefit of LAT	(15,749,101)	(17,157,834)	(22,726,908)
Changes in valuation allowance	(491,075)	23,073,210	5,463,801
International rate differences	18,224,012	17,351,758	15,736,526
Dividend and interest withholding taxes	15,403,663	(3,816,800)	13,132,901
Adjustment of estimated income tax accruals	(3,952,396)	(4,285,329)	(2,850,373)
Others	(383,837)	(561,802)	386,030
Income tax expense	144,447,247	150,478,372	135,059,190

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(b)         Unrecognized tax benefit

The following table summarizes the activities related to the Group’s unrecognized tax benefits:

	2018	2019	2020
	US$	US$	US$
Balance at January 1	31,231,376	45,939,234	73,605,084
Additions for tax positions of current year	15,500,052	14,547,590	26,350,344
Reclassification from prior year tax payable	—	13,118,260	14,361,802
Reductions for tax positions of prior years	—	—	(13,118,260)
Reduction due to company liquidation	(792,194)	—	—
Balance at December 31	45,939,234	73,605,084	101,198,970

The movement in the liability for unrecognized tax benefits of US$15,500,052 in 2018 was due to deemed interest income from subsidiaries of the Company during the year. The change of US$792,194 was recognized mainly due to the liquidation of a company.

The movement in the liability for unrecognized tax benefits in 2019 included an amount of US$12,713,235 and related late payment interests of US$1,834,355 which was due to deemed interest income from subsidiaries of the Company during the year. Reclassification from the prior year tax payable included an amount of US$12,793,498 and related late payment interests of US$324,762, which were due to an uncertain tax position in respect of investment loss deduction claimed in the 2018 tax return filed in 2019.

The movement in the liability for unrecognized tax benefits in 2020 included an amount of US$23,871,685 and related late payment interests of US$2,478,659 which were due to deemed interest income from subsidiaries of the Company during the year. Reclassification from the prior year tax payable included an amount of US$13,678,371 and related late payment interests of US$683,431, which were due to an uncertain tax position in respect of investment loss deduction claimed in the 2019 tax return filed in 2020.

As of December 31, 2019 and 2020, unrecognized tax benefits of US$12,793,498 and US$13,678,371, respectively, if ultimately recognized, will impact the effective tax rate. The Group anticipates new unrecognized tax benefits, related to tax positions similar to those giving rise to its existing unrecognized tax benefits, to originate after December 31, 2020. It is possible that the amount of uncertain tax positions will change in the next twelve months, however, an estimate of the range of the possible outcomes cannot be made at this time.

The Group’s income tax returns for fiscal year 2009 through fiscal year 2020 remain open to potential examination. In addition, local tax authorities may exercise broad discretion in applying the tax law, thus potentially exposing the subsidiaries to audits of tax years outside the general statute of limitations.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(d)         Deferred tax

The tax effects of temporary differences that give rise to the Group’s deferred tax assets and liabilities as of December 31, 2019 and 2020 are as follows:

	December 31,	December 31,
	2019	2020
	US$	US$
Deferred tax assets:
Tax loss carried forward	50,163,293	66,153,464
Accruals and provisions	62,936,343	96,041,259
Capitalized expenses	50,288,336	67,506,415
Revenue recognition at a point in time less tax paid under deemed profit method	127,927,710	29,232,706
Revenue recognition of real estate lease income on a straight-line basis	17,164,019	12,394,780
Deemed interest expense	55,979,839	79,851,523
Valuation allowance	(28,022,499)	(25,978,488)
Operating lease liability	2,805,537	2,114,483
Others	418,310	—
Total deferred tax assets	339,660,888	327,316,142
Deferred tax liabilities:
Revenue recognition over time	(84,241,946)	(140,019,916)
Real estate properties accelerated cost deduction	(1,193,345)	—
Taxable temporary differences arising from asset acquisitions	(280,540,093)	(240,306,881)
Dividend and interest withholding taxes	(49,174,479)	(62,292,677)
Operating lease right-of-use assets	(2,950,373)	(2,129,188)
Others	—	—
Total deferred tax liabilities	(418,100,236)	(444,748,662)

Certain of the Company’s PRC subsidiaries have PRC tax net operating loss carry forwards of US$244.5 million (2019: US$173.4 million) which will expire in one to ten years, if unutilized. Losses incurred in the U.S. amounting to US$15.1 million (2019: US$10.3 million) can be carried forward for 20 years.

During 2019 and 2020, the Company has considered its operational funding needs, future development initiatives and its dividend distribution plan and is permanently reinvesting all but US$491.7 million and US$623.1 million of its PRC subsidiaries earnings as at December 31, 2019 and 2020 respectively. Accordingly, the Company accrued deferred income tax liabilities of US$49.2 million and US$62.3 million for the withholding tax liability associated with the distribution of retained earnings that are not permanently reinvested as at December 31, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the total amount of undistributed earnings from the Company’s PRC subsidiaries that are considered to be permanently reinvested were US$283.7 million and US$131.3 million, and the related unrecognized deferred tax liabilities were approximately US$28.4 million and US$13.1 million, respectively. The Company’s remaining subsidiaries do not have retained earnings for all the periods presented.

In assessing the ability to realize the deferred tax assets, the Group has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Accordingly, the Group recorded valuation allowances amounting US$28,022,499 and US$25,978,488 as of December 31, 2019 and 2020, respectively.

16.         Share-based compensation

As of December 31, 2020, the Company primarily has three share-based compensation plans under which awards may be granted to both employees and non-employees, namely, the 2007 Long Term Incentive Plan (the “2007 Plan”), 2015 Long Term Incentive Plan (the “2015 Plan”), 2014 Restricted Stock Unit Plan (the “2014 RSU Plan”) and 2020 Restricted Stock Unit Plan (the “2020 RSU Plan”). On January 31, 2019, Cayman Property Management Service (Cayman) Ltd., a subsidiary of the Company, approved

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

a restricted share award scheme (the “Scheme”). On September 28, 2019, the Company approved the employee stock option plan of Xinchuang Technology Co. Ltd. (“Xinchuang Technology”). Compensation cost of US$4,511,190 (2018: US$3,382,628, 2019: US$5,621,588) was recorded in general and administrative expenses with a corresponding credit to additional paid-in capital in the year ended December 31, 2020. The compensation cost is primarily regarded as a permanent difference for income tax purposes as relevant equity awards were mainly granted by the Company and a subsidiary, which are registered in the Cayman Islands, a tax-free jurisdiction. Hence, no tax benefit was recognized upon the recognition of compensation cost. The Company has a policy of using authorized shares in the existing pool to satisfy any future exercise of share options and shares repurchased held by a third party trustee to satisfy the RSUs granted under the 2014 RSU Plan and 2020 RSU plan.

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

No options were granted during the years ended December 31, 2019 and 2020, for 2007 Plan and 2015 Plan.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Assumptions

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses the assumptions noted below.

	Options	Options
	Granted in	Granted in
	2015	2015
	Under the	Under the
	2007 Plan	2015 Plan
Average risk-free rate of return	1.82‑1.92%	1.57‑1.92%
Expected term	6 Years	6 Years
Volatility rate	46.3‑55.2%	55.0‑55.9%
Dividend yield	5%	5%

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

Share Option Activity

As of January 1, 2020, all options granted under 2007 plan were fully vested. The following table is a summary of the Company’s share option activity under the 2007 Plan (in US$, except options):

		Weighted	Weighted
		Average	Remaining
	Number of	Exercise	Contractual	Aggregate
Options Under the 2007 Plan	Options	Price	Life (Years)	Intrinsic Value

Outstanding, January 1, 2020
1.21 (exercise price)	12,738	1.21	0.95	8,662
1.085 (exercise price)	60,000	1.085	1.50	48,300
1.64 (exercise price)	100,000	1.64	2.87	25,000
1.21 (exercise price)	39,400	1.21	4.50	26,792

Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	12,738	1.21	0.95	8,662
Outstanding and Exercisable, December 31, 2020
1.085 (exercise price)	60,000	1.085	0.50	900
1.64 (exercise price)	100,000	1.64	1.87	—
1.21 (exercise price)	39,400	1.21	3.50	—

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$1.10 per common share as of December 31, 2020 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2020. As of December 31, 2020, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees, under the 2007 Plan. Total fair value of options vested during the year ended December 31, 2018, 2019 and 2020 was US$33,919, nil and nil, respectively.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

As of January 1, 2020, all options granted under 2015 plan were fully vested, with no option exercised or forfeited during 2020. There were no new granted during the year ended December 31, 2020. The following table is a summary of the Company’s share option activity under the 2015 Plan (in US$, except options):

		Weighted	Weighted
		Average	Remaining
	Number of	Exercise	Contractual	Aggregate
Options Under the 2015 Plan	Options	Price	Life (Years)	Intrinsic Value

Outstanding, January 1, 2020
1.71(exercise price)	2,796,734	1.71	5.50	5,789,239
Outstanding and Exercisable, December 31, 2020
1.71(exercise price)	2,796,734	1.71	4.50	—

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$1.10 per common share as of December 31, 2020 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2020. As of December 31, 2020, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees, under the 2015 Plan. Total fair value of options vested during the year ended December 31, 2018, 2019 and 2020 was US$228,534, nil and nil, respectively.

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

The weighted average grant-date fair value of restricted shares granted during the years ended December 31, 2018, 2019 and 2020 was US$2.21, US$2.12 and US$2.12, respectively, which was derived from the fair value of the underlying ordinary shares.

2020 RSU Plan

On June 30, 2020, the Board of Directors approved the 2020 RSU Plan, which is administered by the Compensation Committee of the Board of Directors. The 2020 RSU Plan provides for discretionary grants of restricted stock units, or RSUs, to or for the benefit of participating employees. The maximum number of common shares that may be delivered to 2020 RSU Plan participants in connection with RSUs granted under the 2020 RSU Plan is 10,000,000, subject to adjustment if the Company's outstanding common shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Company through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction.

Other awards

On September 28, 2019, the Board of Directors of the Company approved the employee stock option plan of Xinchuang Technology Co., Ltd. (“Xinchuang Technology”), a subsidiary of the Company. Under the plan, the Company reserved 150 million shares, representing 30% of Xinchuang Technology’s issued capital for purpose of providing share option awards to the Company’s senior management and employees. In November 2019, the Company granted a total of 100 million share options to certain employees of the Group with an exercise price of US$0.14 (RMB 1). The options become vested in 5 tranches subject to achievement of certain performance conditions as follows: (i) 5% on the grant date with no performance condition; (ii) 5% for each of the first, second, and third anniversary of the grant date, respectively; and (iii) the remaining 80% shall vest upon the completion of the initial public offering of Xinchuang. The total fair value of the share options granted in October 2019 is US$3.5 million, which shall be recognized as compensation expense using the accelerated method. The fair value is determined by an external valuer using the discounted cash flow method to determine the underlying equity fair value of Xinchuang Technology. Key assumptions, such as the discount rate, cash flow projections and the discount for lack of marketability, are determined by the Group with best estimates.

As of December 31, 2020 there were no shares expired and the expense recognized is immaterial (2019: nil, 2018: nil).

Xinyuan Property Management Service (Cayman) Ltd., a subsidiary of the Company, operates a restricted share award scheme (the “Scheme”) for the purpose of providing incentives and rewards to eligible participants (the “Participants”) who contribute to the success of its operations. The Participants of the Scheme include its directors and senior executives. The Scheme was adopted by its board on January 31, 2019 (the “Adoption Date”). Pursuant to the Scheme, an award of 56,250 restricted shares (subdivided into 56,250,000 restricted shares in August 2019), representing 15% of its share capital, was granted to the Participants with a total exercise price at an aggregate consideration of US$1,204,094 (RMB8,400,000).

The consideration was fully settled in cash upon the issuance of restricted shares. The restricted shares vest in three tranches of 2%, 18% and 80% on January 1, 2020, January 1, 2021 and January 1, 2022, respectively, in accordance with certain vesting conditions, that is, performance condition based on the completion of IPO which requires recognition on an accelerated basis.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

The aggregate fair value of the restricted shares granted at the grant date amounting to US$4,931,051 (RMB34,400,000) is recognized as compensation expense using the accelerated method. The fair value is determined by an external valuer using the discounted cash flow method to determine the underlying equity fair value of Xinyuan Property Management Service (Cayman) Ltd. Key assumptions, such as the discount rate, cash flow projections and the discount for lack of marketability, are determined by the Group using its best estimates.

As of December 31, 2020, there were no shares vested or expired and the Group recognized expense relating to the Scheme of US$2,031,330 (RMB13,667,081) (2019: US$1,762,927, 2018: nil) in profit or loss during the period.

17.         Other payables and accrued liabilities

The components of other payables and accrued liabilities are as follows:

	December 31,	December 31,
	2019	2020
	US$	US$
Contract deposit	98,280,724	362,269,545
Accrued expenses	47,003,084	53,680,543
Debt extinguishment costs	11,665,069	404,042
Deed tax and maintenance fund withheld for customers	8,272,296	35,913,618
Bidding deposit	4,213,479	4,504,908
Welfare payable	1,480,963	1,583,453
Other tax payable	26,734,901	32,595,593
Accrued aircraft operating expense	1,654,945	1,599,639
Accrued interest expense	38,893,375	20,935,671
Purchase consideration payable for asset acquisitions and business combinations	66,868,333	38,624,175
Others	18,096,825	43,365,254

Total	323,163,994	595,476,441

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

18.         Related party and employee transactions

(a)	Amounts due from related parties

	December 31,	December 31,
	2019	2020
	US$	US$
Current:
Henan Hongguang Olympic Real Estate Co., Ltd.	84,031,006	90,330,257
Qingdao Huiju	84,455,456	56,469,394
Guangzhou Huanglong Information Technology Co., Ltd.	—	16,324,735
Xinzheng Meihang Network Technology Co., Ltd.	22,578,925	2,789,265
Madison Development Limited	—	33,231,243
Suzhou Wanzhuo's non-controlling interest holders	—	20,160,872
Taicang Pengchi's non-controlling interest holders	—	12,129,962
Others	9,692,236	2,005,731
Total current amounts due from related party	200,757,623	233,441,459

Non current:
Madison Development Limited	27,739,567	—
Suzhou Wanzhuo’s non-controlling interest holders	18,856,638	—
Taicang Pengchi’s non-controlling interest holders	24,624,693	—
Suzhou Yefang’s non-controlling interest holders	11,466,128	12,259,192
Others	—	2,674,370
Total non-current amounts due from related party	82,687,026	14,933,562
Total	283,444,649	248,375,021

As of December 31, 2019 and December 31, 2020, the balances due from Qingdao Huiju, the Company’s equity method investee, are related to advances for operational needs without any fixed payment terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

As of December 31, 2020, the balances due from Guangzhou Huanglong Information Technology Co., Ltd., a wholly-owned subsidiary of the Company’s equity method investee, are related to advances for operational needs without any fixed payment terms. This balance is unsecured, bears no interest and expected to be repaid in one year.

Henan Hongguang Olympic Real Estate Co., Ltd. (“Henan Hongguang”) is the non-controlling shareholder of Henan Renxin (Note1), one of the Company’s subsidiaries. As of December 31, 2020, the balance due from Henan Hongguang is related to advances for operational needs without any fixed payment terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

Xinzheng Meihang Network Technology Co., Ltd. (“Meihang”) is the non-controlling shareholder of Zhengzhou Hangmei Technology Development Co., Ltd. (“Zhengzhou Hangmei”), one of the Company's subsidiaries. As of December 31, 2019, and December 31, 2020, the balances due from Meihang are US$22,578,925 and US$2,789,265, respectively, which have a three year payment term, and bear interest at 11.5%. In 2020, the Company received interest amounting to nil. Accrued interest amounted to nil and nil as of December 31, 2019 and December 31, 2020, respectively.

As of December 31, 2020, the balance due from Madison Development Limited, an equity method investee, amounting to US$33,231,243 is related to advances for operational needs. This balance is unsecured, bears interest at 15%, and has no fixed repayment term. Accrued interest amounted to US$5,491,676 as of December 31, 2020.

On September 12, 2017, the Company sold 80% of its equity interest in Suzhou Wanzhuo to four non-affiliated passive investors for an aggregate cash consideration of US$23,687,327. Pursuant to the updated articles of association, the Company still

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

exercises control over the relevant principal activities of Suzhou Wanzhuo and therefore, continues to consolidate it in its financial statements. As of December 31, 2020, the balances due from the non-controlling interest holders amounting to US$20,160,872 are related to advances for working capital funds. The balances are in the form of an unsecured interest bearing loan, which has no fixed payment terms, and bears interest at 4.75%. Accrued interest is immaterial as of December 31, 2020.

On December 1, 2017, the Company together with seven other non-affiliated companies acquired 100% of Taicang Pengchi for an aggregate cash consideration of US$28,836,311. The Company accounted for the acquisition of Taicang Pengchi as an asset acquisition because the only asset of Taicang Pengchi is the land. Pursuant to the articles of association, the Company exercises control over the relevant significant activities of Taicang Pengchi and therefore, consolidates it in its financial statements. As of December 31, 2020, the balance due from the non-controlling interest holders amounting to US$12,129,962 are related to advances for working capital funds. This balance is unsecured and bears no interest.

As of December 31, 2020, the balance due from Suzhou Yefang amounting to US$12,259,192 is related to advances for working capital funds. This balance is unsecured, bears no interest, and is expected to be repaid over one year.

In evaluating the collectability of the amounts due from related parties balance, the Group considers many factors, including the related parties’ repayment history and their credit-worthiness. An allowance for doubtful accounts is made when collection of the full amount is no longer probable. For the periods presented, based on management’s evaluation, no allowance of credit loss was provided.

(b)         Amounts due to related party

	December 31,	December 31,
	2019	2020
	US$	US$
Current:
Suzhou Yefang’s non-controlling interest holders	1,496,762	1,632,968
Suzhou Wanzhuo's non-controlling interest shareholders	15,997,603	16,272,639
Xinzheng Meihang Network Technology Co., Ltd.	27,133,055	2,632,678
Henan Qingning Apartment Management Co., Ltd.	—	444,409
Others	9,054,876	10,529,235
Total current amounts due to related party	53,682,296	31,511,929
Non current:
Henan Qingning Apartment Management Co., Ltd.	—	10,728,133
Total	53,682,296	42,240,062

As of December 31, 2019 and December 31, 2020, Suzhou Wanzhuo’s non-controlling interest shareholders advanced US$11,397,546 and US$2,397,436 of working capital funds in aggregate to Suzhou Wanzhuo in the form of an unsecured interest-bearing loan, which has no fixed payment terms, and bears annual interest from 4.25% to 4.75%, respectively. Accrued interest amounted to US$3,131,821 and US$10,981,256 as of December 31, 2019 and December 31, 2020, respectively. The remaining advance amounting to US$2,893,947 for shareholder service is unsecured, bears no interest, and is expected to be paid in one year.

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

Meihang is the non-controlling shareholder of Zhengzhou Hangmei, one of the Company’s subsidiaries. As of December 31, 2019, and December 31, 2020, Meihang advanced US$27,133,055 and US$2,632,678 of working capital funds to Zhengzhou Hangmei in the form of an unsecured interest (10%) bearing loan with a three year payment term. In 2020, the Company repaid interest amounting to nil. Accrued interest amounted to nil and nil as of December 31, 2019 and December 31, 2020, respectively.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(c)         Amounts due from employees

	December 31,	December 31,
	2019	2020
	US$	US$
Advances to employees	2,350,852	529,055

The balance represents cash advances to employees for traveling expenses and other expenses. The balances are unsecured, bear no interest and have no fixed payment terms.

(d)         Others

In 2018, the Company sold a small percentage of the equity interests (ranging from 0.50% to 5.54%) in eight real estate project companies to senior management and employees for a total consideration of US$8,720,772. In 2019, the Company sold an additional percentage of the equity interests in the eight real estate project companies to senior management and employees for a total consideration of US$604,914 and the total sold equity interests ranges from 0.57% to 5.59% as of December 31, 2019. According to the equity transfer agreement, the Company is obligated to repurchase the equity interest back from management. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as a liability.

In 2019, the Company sold 6.03% of the equity interests in one real estate project company to senior management and employees for a total consideration of US$1,300,135. According to the equity transfer agreement, the Company is obligated to repurchase the equity interest back from management. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as a liability.

On June 24, 2017, Beijing Wanzhong, one of the Company’s subsidiaries, invested US$2,142,573 in the Xin Future No.1 Private Equity Fund. The fund is operated by Beijing Xinyuan Future Investment Management Limited, an investment company controlled by the Company’s senior management. Management accounted for this investment at fair value using the net asset value practical expedient. The Company can redeem its investment on the last trading day of each quarter by providing written notice in advance. On September 26, 2018, the Company redeemed its investment resulting in US$59,970 gain recorded in net realized gain on short-term investments during the year ended December 31, 2018.

In 2020, the Company sold 6.03% of the equity interests in one real estate project company to senior management and employees for a total consideration of US$1,300,135. According to the equity transfer agreement, as this arrangement is a form of an incentive plan, the Company is obligated to repurchase the equity interest back from senior management and employees.

For the year ended December 31, 2020, total directors’ remuneration amounted to US$6,447,214(2018: US$7,056,388; 2019: US$7,036,954).

19.         Equity

(i)	As at December 31, 2020, the Company’s authorized share capital was 500 million common shares, par value US$0.0001 per share (December 31, 2019: 500 million common shares).
(ii)	During the year ended December 31, 2020, 2,127,050 common shares were repurchased at a total cost of US$2,341,613.
(iii)	During the year ended December 31, 2020, the Company distributed quarterly dividends of US$0.025 per common share to common shareholders amounting to a total of US$11,123,395.

All other equity transactions have been disclosed in consolidated statement of changes in shareholders' equity.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

20.         Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	December 31,
	2018	2019	2020
	US$	US$	US$
Numerator:
Net income/(loss) attributable to Xinyuan Real Estate Co., Ltd. Shareholders - basic and diluted	73,034,549	68,344,527	(81,040,908)
Denominator:
Weighted average number of shares outstanding-basic*	127,129,478	113,482,239	107,558,506
Stock options	1,728,058	618,657	10,674
Restricted stock units	283,294	—	—
Weighted average number of shares outstanding-diluted	129,140,830	114,100,896	107,569,181
Basic earnings per share	0.57	0.60	(0.75)
Diluted earnings per share	0.57	0.60	(0.75)
*

The restricted shares repurchased by the trustee that are unvested are excluded from the number of shares outstanding for purposes of computing basic earnings per share in accordance with ASC 260. However, these unvested restricted shares are factored into the computation of diluted earnings per share using the treasury stock method.

During the year ended December 31, 2020, nil (2018: nil; 2019: nil) stock options, and 803,427 (2018: 1,019,128; 2019: 876,400) RSUs, were excluded from the calculation of earnings per share, respectively, because their effect would be anti-dilutive.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

21.         Segment reporting

The Group’s long-lived assets and revenue are mainly located in and derived from PRC. Starting in 2012, a relatively smaller portion of the Group’s long-lived assets and revenue are located in and derived from the United States. The Group considers that each of its individual property developments is a discrete operating segment. The Group has aggregated its segments on a geographical basis as property development projects undertaken within a region having similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. The Group’s reportable operating segments are comprised of Henan Region, Shandong Region, Shanghai Region (including Shanghai and Jiangsu Province), Sichuan Region, Beijing Region (including Beijing and Tianjin), Hainan Region, Hunan Region, Shaanxi Region, Guangdong Region, Hubei Region, and Liaoning Region in PRC; and the United States.

Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The “property management” category relates to property management services. The “other” category relates to investment holdings, landscaping, engineering and management, real estate sale, purchase and lease activities. The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies”.

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

No single customer accounted for more than 10% of net sales for the years ended December 31, 2018, 2019 and 2020.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Summary information by operating segment is as follows:

December 31, 2019	Henan	Shandong	Shanghai	Sichuan	Beijing	Hainan	Hunan	Shaanxi	United States	Guangdong	Hubei	Liaoning	Property Management	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	1,382,533,759	275,120,959	279,731,401	85,189,227	126,540,125	43,820,016	157,938,663	6,917,948	750,000	9,738,197	—	18,621,886	—	129,387	2,387,031,568
Real estate lease income	6,630,994	321,819	2,920,280	728,016	657,451	—	135,279	3,301,027	893,982	—	—	—	483,944	55,979	16,128,771
Real estate management services income	7,578,862	—	—	—	—	—	—	2,783,091	—	—	—	—	57,126,216	—	67,488,169
Other revenue	151,102	700,044	823,150	1,063,557	3,269,965	—	583,737	—	296,091	—	—	—	1,187,948	3,908,710	11,984,304

Total revenue	1,396,894,717	276,142,822	283,474,831	86,980,800	130,467,541	43,820,016	158,657,679	13,002,066	1,940,073	9,738,197	—	18,621,886	58,798,108	4,094,076	2,482,632,812
Cost of real estate sales	(1,082,472,232)	(220,925,677)	(201,704,497)	(81,765,082)	(92,849,397)	(31,764,435)	(110,346,111)	(6,510,485)	(1,444,563)	(6,821,557)	(23,397)	(13,440,458)	—	(1,751,402)	(1,851,819,293)
Cost of real estate lease income	(2,348,963)	(561,264)	(2,565,142)	(799,359)	(481,276)	—	(1,693,085)	(2,913,152)	(1,348,218)	—	—	—	—	(46,792)	(12,757,251)
Cost of real estate management services	(4,716,112)	—	—	—	—	—	—	(561,329)	—	—	—	—	(35,611,790)	—	(40,889,231)
Other costs	(2,449,683)	(1,267,950)	—	(3,672)	(4,794,719)	(2,192)	(362,009)	—	—	—	—	—	(1,124,118)	(6,853,073)	(16,857,416)

Total cost of revenue	(1,091,986,990)	(222,754,891)	(204,269,639)	(82,568,113)	(98,125,392)	(31,766,627)	(112,401,205)	(9,984,966)	(2,792,781)	(6,821,557)	(23,397)	(13,440,458)	(36,735,908)	(8,651,267)	(1,922,323,191)
Gross profit	304,907,727	53,387,931	79,205,192	4,412,687	32,342,149	12,053,389	46,256,474	3,017,100	(852,708)	2,916,640	(23,397)	5,181,428	22,062,200	(4,557,191)	560,309,621
Operating expenses	(70,839,873)	(14,770,303)	(18,080,374)	(8,011,273)	(73,333,124)	(2,514,263)	(3,991,323)	(5,808,638)	(9,414,601)	(1,966,796)	(3,429,583)	(2,801,220)	(7,076,960)	(28,409,288)	(250,447,619)

Operating income/(loss)	234,067,854	38,617,628	61,124,818	(3,598,586)	(40,990,975)	9,539,126	42,265,151	(2,791,538)	(10,267,309)	949,844	(3,452,980)	2,380,208	14,985,240	(32,966,479)	309,862,002
Interest income	42,379,712	436,165	306,228	493,469	2,241,516	3,208	182,529	12,795	48,285	13,533	1,695	13,240	681,464	4,679,756	51,493,595
Interest expense	(14,805,529)	(3,061,587)	(1,066,270)	—	(7,385,692)	(11,507)	—	(138,107)	(3,472,559)	—	—	—	—	(83,834,109)	(113,775,360)
Net realized gain on short-term investments	183,450	—	—	—	—	—	—	—	—	—	—	—	—	2,891,564	3,075,014
Share of (loss)/gain in an equity investee	(1,370,440)	(922,281)	(613,155)	—	—	—	—	—	—	(2,903,841)	—	—	(630,775)	1,024,021	(5,416,471)
Loss on extinguishment of debt	(8,044,499)	—	—	—	—	—	—	—	—	—	—	—	—	(536,011)	(8,580,510)
Exchange gains/(loss)	12,524,863	—	—	—	—	—	—	—	—	—	—	—	(236,736)	(19,664,136)	(7,376,009)
Unrealized loss on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,623,814)	(1,623,814)
Other income/(loss)	4,536,260	866	47,762	246,927	909,298	156,235	(17,844)	(199,670)	—	(289,485)	—	64,155	124,295	269,928	5,848,727

Income/(loss) before income taxes	269,471,671	35,070,791	59,799,383	(2,858,190)	(45,225,853)	9,687,062	42,429,836	(3,116,520)	(13,691,583)	(2,229,949)	(3,451,285)	2,457,603	14,923,488	(129,759,280)	233,507,174
Income tax(expense)/ benefit	(69,803,421)	(23,020,472)	(28,043,624)	(2,864,732)	(9,456,395)	(4,643,587)	(16,123,072)	2,210,548	2,921,151	(1,017,315)	704,284	(717,299)	(241,601)	(382,837)	(150,478,372)

Net income/(loss)	199,668,250	12,050,319	31,755,759	(5,722,922)	(54,682,248)	5,043,475	26,306,764	(905,972)	(10,770,432)	(3,247,264)	(2,747,001)	1,740,304	14,681,887	(130,142,117)	83,028,802

Depreciation and amortization	5,553,392	433,948	2,622,483	635,494	2,732,083	29,414	1,668,279	1,873,910	1,665,384	41,616	46,012	16,987	189,503	75,938	17,584,443
Capital expenditure	6,263,956	64,816	2,579	26,254	1,142,809	3,712	44,058	16,761	3,579,071	—	4,821	25,188	352,073	119,575	11,645,673
Real estate properties development completed	133,572,883	34,351,045	106,796,363	64,327,235	60,683,848	6,627,299	7,540,854	43,103,208	1,201,783	—	—	—	—	—	458,204,518
Real estate properties under development	886,160,682	359,079,121	123,381,923	619,020,458	266,984,229	—	6,433,260	162,947,850	230,860,737	372,170,620	141,707,492	58,153,297	—	27,488,080	3,254,387,749
Real estate properties held for lease	109,809,942	6,954,550	40,675,960	34,515,933	7,520,601	888,150	60,967,850	91,474,049	162,599,274	—	—	—	—	462,599	515,868,908

Total long-lived assets	524,367,010	509,819,916	183,400,846	44,244,900	61,281,191	6,664,536	62,686,470	100,419,560	176,115,157	18,237,255	934,102	1,084,510	8,335,524	79,010,347	1,776,601,324
Total assets	2,882,024,764	573,869,426	752,136,052	897,210,854	470,434,500	27,393,755	107,134,983	338,107,052	439,770,834	414,319,137	148,165,478	73,223,300	106,315,123	191,559,175	7,421,664,433

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

December 31, 2020	Henan	Shandong	Shanghai	Sichuan	Beijing	Hainan	Hunan	Shaanxi	United States	Guangdong	Hubei	Liaoning	Property Management	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	766,314,384	285,706,736	120,260,357	222,959,432	62,401,289	10,084,944	27,721,542	10,991,930	927,700	47,787,761	—	49,168,045	567,819	—	1,604,891,939
Real estate lease income	26,054,475	(965,131)	772,402	379,175	695,548	—	741,527	2,353,682	4,723,438	—	—	—	—	37,369	34,792,485
Real estate management services income	7,606,378	—	—	—	—	—	—	2,358,631	—	—	—	—	81,243,298	—	91,208,307
Other revenue	(1,004,342)	127,190	3,068,486	511,576	2,144,591	7,288	526,852	(116,072)	605,337	—	—	—	7,236,334	1,763,220	14,870,460

Total revenue	798,970,895	284,868,795	124,101,245	223,850,183	65,241,428	10,092,232	28,989,921	15,588,171	6,256,475	47,787,761	—	49,168,045	89,047,451	1,800,589	1,745,763,191
Cost of real estate sales	(639,601,377)	(260,651,654)	(93,074,146)	(214,523,020)	(45,575,813)	(5,503,574)	(4,404,236)	(14,731,175)	(778,663)	(34,034,932)	(23,616)	(38,572,816)	(505,804)	—	(1,351,980,826)
Cost of real estate lease income	(27,204,779)	(292,726)	(736,537)	(606,323)	(805,353)	(44,900)	(1,046,888)	(1,623,994)	(3,740,076)	—	(19,723)	—	—	(798)	(36,122,097)
Cost of real estate management services	(6,675,680)	—	—	(13,189)	—	—	(4,957)	(1,707,785)	—	—	—	—	(47,036,367)	—	(55,437,978)
Other costs	(1,145,928)	(39,105)	(123,291)	(111,879)	(711,424)	(226)	(272,479)	—	—	(2,152)	—	—	(6,885,687)	(463,371)	(9,755,542)

Total cost of revenue	(674,627,764)	(260,983,485)	(93,933,974)	(215,254,411)	(47,092,590)	(5,548,700)	(5,728,560)	(18,062,954)	(4,518,739)	(34,037,084)	(43,339)	(38,572,816)	(54,427,858)	(464,169)	(1,453,296,443)
Gross profit	124,343,131	23,885,310	30,167,271	8,595,772	18,148,838	4,543,532	23,261,361	(2,474,783)	1,737,736	13,750,677	(43,339)	10,595,229	34,619,593	1,336,420	292,466,748
Operating expenses	(59,958,497)	(15,211,169)	(10,679,950)	(7,677,029)	(73,902,008)	(1,355,382)	(1,608,076)	(4,061,452)	(6,198,996)	(3,423,234)	(1,391,277)	(4,897,483)	(9,390,896)	(27,707,634)	(227,463,083)

Gain on disposal of property held for lease	82,805,785	—	—	—	—	—	—	—	—	—	—	—	—	—	82,805,785
Operating income/(loss)	147,190,419	8,674,141	19,487,321	918,743	(55,753,170)	3,188,150	21,653,285	(6,536,235)	(4,461,260)	10,327,443	(1,434,616)	5,697,746	25,228,697	(26,371,214)	147,809,450
Interest income	23,921,003	1,919,529	2,068,141	1,288,256	103,788	4,817	38,096	8,130	41,143	44,417	885	31,849	755,677	3,179,879	33,405,610
Interest expense	(14,568,255)	(3,043,955)	(987,612)	(18,381,805)	(3,659,832)	—	—	—	(5,316,337)	—	—	—	(5,708)	(83,523,901)	(129,487,405)
Net realized gain on short-term investments	183,450	—	—	—	—	—	—	—	—	—	—	—	—	4,869,494	5,052,944
Share of (loss)/gain in an equity investee	(3,539,268)	11,483,448	7,795,833	—	—	—	—	67,698	—	(1,602,617)	—	—	(152,121)	2,975,328	17,028,301
Loss on extinguishment of debt	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,843,306)	(1,843,306)
Exchange gains/(loss)	1,987,139	—	—	—	—	—	—	—	—	—	—	—	100,523	(5,181,569)	(3,093,907)
Unrealized loss on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other income/(loss)	(4,041,056)	90,325	(415,481)	(8,773)	684,530	43,136	43,576	289,746	—	52,058	12,620	7,341	934,711	1,010,890	(1,296,377)

Income/(loss) before income taxes	151,133,432	19,123,488	27,948,202	(16,183,579)	(58,624,684)	3,236,103	21,734,957	(6,170,661)	(9,736,454)	8,821,301	(1,421,111)	5,736,936	26,861,779	(104,884,399)	67,575,310
Income tax (expense)/benefit	(36,907,073)	(12,299,796)	(39,723,025)	2,875,576	(8,431,043)	(4,482,485)	(14,391,424)	589,659	—	(9,482,301)	(2,458,177)	(2,591,042)	(8,191,925)	433,866	(135,059,190)

Net income/(loss)	114,226,359	6,823,692	(11,774,823)	(13,308,003)	(67,055,727)	(1,246,382)	7,343,533	(5,581,002)	(9,736,454)	(661,000)	(3,879,288)	3,145,894	18,669,854	(104,450,533)	(67,483,880)

Depreciation and amortization	5,814,086	887,005	2,556,696	631,421	5,832,130	56,888	174,291	20,375	46,680	17,042	1,234,539	232,220	—	—	17,503,373
Capital expenditure	8,655,565	—	15,874	5,106	716,935	—	—	—	—	—	—	376,871	1	—	9,770,352
Real estate properties completed and under development	897,218,594	240,527,766	215,890,331	547,932,945	378,408,484	2,162,115	12,433,669	224,821,947	283,124,970	395,376,646	165,423,590	52,622,159	—	33,885,876	3,449,829,092
Real estate properties held for lease	74,613,257	7,126,028	35,512,059	36,262,110	8,438,206	—	66,684,905	96,083,662	157,975,249	—	—	—	—	412,731	483,108,207

Total long-lived assets	526,045,585	553,491,246	133,733,839	46,741,993	50,734,107	5,863,831	75,248,369	105,461,495	171,374,723	23,549,642	566,337	930,819	9,062,110	365,609,346	2,068,413,442
Total assets	2,838,641,480	602,982,670	751,266,943	734,426,656	473,659,055	23,560,573	92,009,978	362,198,503	474,896,649	478,343,726	175,174,331	73,164,781	160,332,607	428,665,624	7,669,323,576

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

22.         Commitments and contingencies

Other commitments

As of December 31, 2020, the Group had outstanding commitments with respect to non-cancellable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
2021	686,118,175
2022	539,016,446
2023	322,744,149
2024	130,318,825
2025 and thereafter	9,860,817
Total	1,688,058,412

Contingencies

As of December 31, 2020, the Group provided guarantees of US$2,306,911,350 (2019: US$2,617,194,854), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the bank and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the date of grant of the relevant mortgage loan and ends upon issuance of real estate ownership certificate which will generally be available within six to twelve months after the purchaser takes possession of the relevant property. The Group paid US$1,659,652, US$1,782,038, and US$4,557,522 to satisfy guarantee obligations related to customer defaults for the years ended December 2018, 2019 and 2020, respectively.

The fair value of the guarantees is not significantly different than the net realizable value of the properties and management considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore no provision has been made for the guarantees.

In May 2019, an authorized entity of local government (the “Government Entity”) sued Beijing Huiju, the original controlling and existing shareholder of one of the Group’s equity method investees, Qingdao Huiju, for disputes in a construction contract entered into between the Government Entity and Beijing Huiju. The Government Entity also claimed that Qingdao Huiju is jointly liable for the aforementioned construction contract and a commitment letter issued by Beijing Huiju, and sued both Beijing Huiju and Qingdao Huiju to be jointly and severally liable to a liquidated damage of US$230.9 million stipulated in the commitment letter. Qingdao Huiju received the local court verdict of the first instance in April 2020 which held that Qingdao Huiju shall be jointly and severally liable to the liquidated damages of US$230.9 million, and court costs of US$1,167,369. Qingdao Huiju appealed to the verdict in April 2020. In September 2020, the High Court of Shandong Province affirmed the local court verdict. Management noted that the assets that are currently subject to the preservation and enforcement actions taken by the court upon the application of the plaintiff do not involve the Company’s interests in Qingdao Huiju and management does not expect the legal proceedings mentioned above will have a material adverse effect on the Company’s interests in Qingdao Huiju based on current progress.

At December 31, 2020, the Group provided financial guarantees for bank loans of three of its equity method investees. The Group could incur losses in the event of defaults under or foreclosure of these loans and its maximum exposure to credit losses is US$250,425,294 (2019: US$202,115,765). The fair value of the guarantees is not significant and the Group considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding bank loans together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in the consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

In December 2016, 421 Kent Development LLC (“421 Kent”), the property company for the Group’s Oosten project, terminated its contract with its general contractor. The general contractor and various subcontractors have filed lawsuits against 421 Kent and the Company for approximately US$22.0 million, in aggregate, plus punitive damages. In addition, the general contractor filed mechanic’s liens against 421 Kent and the Company for approximately US$8.0 million. On December 20, 2021, 421 Kent, the general contractor, and a subcontractor asserting claims against the general contractor attended a mediation and executed a three-way confidential settlement agreement resolving all disputes and controversies. As of the date of this annual report, 421 Kent has paid US$1,300,000 pursuant to a negotiated settlement and has been released from all claims and liens against it and the Company.

In May 2015, XIN Development Management East, LLC (“XDME”) filed an arbitration claim for not less than US$10.0 million which was subsequently reduced for the purpose of a prior mediation to US$8 million against Wanks Adams Slavin Associates LLP (“WASA”), the design company for the Group’s Oosten project. WASA has asserted a total of approximately US$2.0 million in counterclaims. XDME believes WASA’s counterclaims are without merit and intends to contest vigorously such claims. On November 26, 2018, XDME reconciled with the design company WASA and settled the claim.

23.         Concentration of risk

The Group’s operations are conducted mainly in PRC. Starting in 2012, a relatively smaller portion of the Group’s operations is conducted in the United States. Accordingly, the Group’s business, financial condition and results of operations is primarily influenced by the political, economic and legal environments in PRC and by the general state of PRC economy.

The Group’s operations in PRC are subject to special considerations and significant risks. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group’s results may be adversely affected by changes in the political and social conditions in PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

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

On July 21, 2005, PRC government changed its decade-old policy of pegging the value of the RMB to the US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a 21.2% appreciation of the RMB against the US$ from July 21, 2005 to December 31, 2020.

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

The Group offers certain homebuyers seller-financing arrangements. All the homebuyers that entered into such arrangements were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via the Group’s management reporting procedures. The Group provides longer payment terms to particular home buyers after applying strict credit requirements based on the Group’s credit policy. As of December 31, 2019 and 2020, there is no concentration of credit risk with respect to receivables and the Group does not have a significant exposure to any individual debtor.

In 2013, PRC banks tightened the conditions on which mortgage loans are extended to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. The Group monitors its homebuyers’ outstanding mortgage loans on an ongoing basis via the Group’s management reporting procedures and took the position that contracts with underlying mortgage loans with processing periods exceeding one year shall not be considered when recognizing revenue on an

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

over time basis (Note 2(h) for further detail). As a result, sales contracts of 299 apartments were excluded when determining revenue to be recognized in 2020.

In addition, no single customer or supplier accounted for more than 10% of revenue or project expenditures for the years ended December 31, 2018, 2019 and 2020.

24.         Non-controlling interests

As of December 31, 2019, the non-controlling interests consisted of the following:

		December 31,
	Ownership	2019
		US$
Shaanxi Zhongmao Economy Development Co., Ltd.	34.02%	6,285,895
Xinyuan Property Management Service (Cayman) Ltd.	32.50%	(28,398,921)
Taicang Pengchi Real Estate Co., Limited. (Note 18 (a))	83.00%	(31,228,046)
Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd. (Note 18 (a.b))	80.00%	(34,280,307)
Henan Renxin Real Estate Co., Ltd.	49.00%	—
Suzhou Yefang Real Estate Co., Limited. (Note 18(a.b))	79.99%	(11,463,297)
Others		(2,565,707)

Total		(101,650,383)

As of December 31, 2020, the non-controlling interests consisted of the following:

		December 31,
	Ownership	2020
		US$
Shaanxi Zhongmao Economy Development Co., Ltd.	34.02%	—
Xinyuan Property Management Service (Cayman) Ltd.	32.50%	(44,142,857)
Taicang Pengchi Real Estate Co., Limited. (Note 18 (a))	83.00%	(35,235,533)
Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd. (Note 18 (a.b))	80.00%	(42,530,617)
Henan Renxin Real Estate Co., Ltd.	49.00%	—
Suzhou Yefang Real Estate Co., Limited. (Note 18(a.b))	79.99%	(12,256,043)
Henan Yanchuang Enterprise Management Consulting Co. Ltd	49.00%	(225,290,809)
Zhengzhou Xinhe Real Estate Co., Ltd	20.00%	(2,257,587)
Others		1,282,244

Total		(360,431,202)

25.         Subsequent events

Disposal of an equity method investee

In December 2020, the Company signed a cooperative development framework agreement with subsidiaries of Kaisa Group to invest in two project companies, Henan Yanchuang Management and Consulting Co., Ltd (“Henan Yanchuang”) and Jiazhaoye Health Industry (Sanya) Investment Co., Ltd (“Jiazhaoye Health”), aiming to jointly develop real estate projects in the PRC. According to the agreement, Kaisa Group holds 49% equity interest in Henan Yanchuang while the Company will hold 49% equity interest in Jiazhaoye Health with the same consideration of US$225,290,809.

As of December 31, 2020, US$225,290,809 has been paid and a 49% equity interest of Jiazhaoye Health has been transferred to the Company. Based on the articles of association, the Company cannot exercise control of Jiazhaoye Health, but has the ability to

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

exercise significant influence over Jiazhaoye Health’s operating and financial decisions and accounted for it as an equity method investment.

Since neither project company has successfully bid for any projects till October 2021, the Company and Kaisa Group began a negotiation to terminate the cooperative development framework agreement. In November 2021, they entered into an equity interest swap agreement. According to the agreement, the Company’s 49% equity interest in Jiazhaoye Health will be exchanged to 49% equity interest in Henan Yanchuang with no extra consideration. The change of business registration of Jiazhaoye Health has been completed as at the date of this financial statement.

Exchange of October 2021 Notes

On October 15, 2021, eligible holders of the October 2021 Notes in the aggregate principal amount of US$207,680,000 exchanged their notes and the Company delivered new notes in the aggregate principal amount of US$205,401,000 and US$19,101,080 in cash consideration in full satisfaction of the exchange consideration to those eligible holders. The new notes bear interest at 14.2% per annum, payable semi-annually. The new notes have a two-year term maturing on October 15, 2023.

26.         Condensed financial information of the Company

The condensed financial statements of Xinyuan Real Estate Co., Ltd. have been prepared in accordance with U.S. GAAP. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$992,290,000 as of December 31, 2020 (2019: US$879,070,803).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Condensed Balance Sheets

	Year ended December 31
	2019	2020
	US$	US$

ASSETS

Current assets
Cash and cash equivalents	28,591,381	2,463,042
Other receivables	10,928	189,494
Other current assets	77,649	—
Due from subsidiaries	455,222,231	230,448,376
Total current assets	483,902,189	233,100,912
Investments in subsidiaries	1,338,730,125	1,459,241,231
TOTAL ASSETS	1,822,632,314	1,692,342,143
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term bank loan	19,900,000	—
PRC income tax payable	13,388	13,388
PRC other tax payable	902,190	902,190
Other payable and accrued liabilities	27,612,109	31,210,541
Current portion of long-term bank loan and other debt	423,131,157	606,490,929
Payroll and welfare payables	2,220,113	2,622,544
Total current liabilities	473,778,957	641,239,592
Long term bank loan	100,440,000	—
Other long-term debt	558,111,718	373,994,646
Total liabilities	1,132,330,675	1,015,234,238
Shareholders' equity
Common shares, $0.0001 par value:
Authorized‑500,000,000 shares, issued and outstanding- 106,932,017 shares for 2020 (2019: 107,875,468 shares)	16,410	16,415
Treasury shares	(113,719,964)	(116,061,577)
Additional paid-in capital	543,290,577	552,215,071
Retained earnings	260,714,616	240,937,996
Total shareholders' equity	690,301,639	677,107,905

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,822,632,314	1,692,342,143

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Condensed Statements of Comprehensive Income

	Year ended December 31
	2018	2019	2020
	US$	US$	US$
General and administrative expenses	(9,877,059)	(9,509,893)	(7,211,678)

Operating loss	(9,877,059)	(9,509,893)	(7,211,678)
Interest expense	(105,990,420)	(107,382,764)	(112,996,759)
Interest income	1,221,465	1,682,189	599,544
Net gain on debt extinguishment	3,267,457	536,011	—
Gain/(loss) on short-term investments	—	27,099	(27,077)
Other expenses	(11,135,488)	(20,106,250)	(4,277,443)
Equity in profit of subsidiaries, net	195,548,594	203,098,135	41,999,605
Income/(loss) from operations before income taxes	73,034,549	68,344,527	(81,913,808)
Income taxes	—	—	—
Net income/(loss) attributable to common shareholders	73,034,549	68,344,527	(81,913,808)
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments	(59,347,915)	(20,044,827)	73,327,128
Comprehensive income/(loss) attributable to shareholders	13,686,634	48,299,700	(8,586,680)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Condensed Statements of Cash Flows

	Year ended December 31
	2018	2019	2020
	US$	US$	US$
Cash flows from operating activities:
Net income/(loss)	73,034,549	68,344,527	(81,913,808)
Adjustment to reconcile net income to net cash used in operating activities:
Equity in profit of subsidiaries, net	(195,548,594)	(203,098,135)	(41,999,605)
Stock based compensation expense	3,152,908	3,782,307	2,848,897
Amortization of deferred charges	7,415,821	7,445,276	5,488,205
(Gain)/loss on extinguishment of debt	(3,267,457)	(536,011)	5,911,528
Other receivables	(665,428)	654,500	(178,566)
Other current assets	(203,789)	172,920	—
Other payable and accrued liabilities	7,342,974	(291,915)	77,648
Payroll and welfare payables	(590,356)	(597,023)	7,281,565
Amount due from related parties	213,796	348,076	402,431
Net cash used in operating activities	(109,115,576)	(123,775,478)	(102,081,705)
Cash flows from financing activities:
Changes in due from subsidiaries	53,143,354	212,589,733	224,773,858
Proceeds from short-term bank loans	—	19,900,000	28,080,000
Repayments of long-term bank loans	(13,250,000)	(110,311,908)	(23,078,000)
Proceeds from long-term bank loans	3,178,000	100,440,000	—
Proceeds from other long-term debts	200,000,000	300,000,000	378,852,273
Repayment of other long-term debts	—	(413,300,000)	(508,900,000)
Purchase of treasury shares	(19,846,720)	(26,080,876)	(2,483,896)
Dividends to shareholders	(25,739,147)	(19,647,356)	(14,284,148)
Payment of financing cost	(4,082,815)	(2,075,789)	(7,141,511)
Purchase of shares under RSU plan	(7,797,949)	(2,920,216)	—
Proceeds from exercise of stock options	1,390,666	166,480	134,790
Net cash provided by financing activities	186,995,389	58,760,068	75,953,366
Net increase/ (decrease) in cash and cash equivalents	77,879,813	(65,015,410)	(26,128,339)
Cash and cash equivalents, at the beginning of the year	15,726,978	93,606,791	28,591,381

Cash and cash equivalents, at end of the period	93,606,791	28,591,381	2,463,042

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

(b)         Related party transactions

As of December 31, 2019 and 2020, the Company had US$338,566,142 and US$181,346,497 due from its wholly-owned subsidiaries. These amounts mainly reflect intercompany loans from the Company to Xinyuan Real Estate, Ltd. While intercompany

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

loans have no fixed payments terms, the Company has a legal enforceable right to demand payment at any time, and Xinyuan Real Estate, Ltd. has the ability to repay the outstanding balance on demand.

In 2013, the Company also entered into a separate loan facility agreement with XIN Development Group International Inc. Pursuant to the agreement, the Company will provide a loan facility to XIN Development for the period from July 1, 2013 to January 18, 2018 amounting to US$50,000,000 at 17.5% per annum. As of December 31, 2020, the Company has US$116,656,089 (2019: US$116,656,089) including accrued interest of US$67,554,210 (2019: US$67,554,210), due from XIN Development under this loan facility.

(c)         Commitments

Except for those disclosed in the Company’s condensed financial information, the Company does not have significant commitments or long-term obligations as of the period end presented.