Form 20-F
period 2021-12-31
Xinyuan Real Estate Co., Ltd.
filed 2022-07-29
CIK 1398453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2021.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 107,757,721 common shares, par value US$0.0001 per share, as of December 31, 2021.

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

☒ Yes ☐ No

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

☐ Yes ☐ No

i

ii

iii

EXPLANATORY NOTE

Annual Report for 2020

The filing of the annual report for 2020 was delayed because we required additional time to review certain transactions that Xinyuan's former auditor Ernst & Young Hua Ming LLP, or EY, identified as potential related party transactions.

In order to develop this information, the Board of Directors directed the Audit Committee to review these transactions. The Audit Committee engaged the accounting firm, KPMG Advisory (China) Limited, or KPMG, and the law firm, Quinn Emanuel Urquhart & Sullivan, LLP, or Quinn Emanuel, to assist the Audit Committee with an internal review of these transactions, or the Internal Review.

The Internal Review took approximately six months. As part of the Internal Review, KPMG and Quinn Emanuel: (i) reviewed the Company's policies and procedures regarding internal controls and related party transactions; (ii) reviewed relevant transactional records; (iii) independently obtained and reviewed bank account lists and bank transaction records for certain third parties and reconciled those records with the Company's books and records; (iv) conducted an e-mail and document review; (v) conducted site visits; (vi) conducted interviews with our employees and certain relevant third-parties; and (vii) tested additional sample bank transactions under a risk-based approach. In conducting the Internal Review, the Internal Review Team regularly received and incorporated input from EY and the Audit Committee.

The Internal Review was completed in September 2021. It concluded that there was no direct evidence that the Company engaged in improper related party transactions. EY, however, does not believe the matters have been fully resolved to its satisfaction. As a result, EY resigned as the Company's external auditors. Accordingly, the Company's financial statements as of and for the two years ended December 31, 2020 have been audited by Union Power HK CPA Limited, or Union Power, as further described in Item 16 herein.

The Internal Review did not identify any material weaknesses in the Company's internal controls. Nonetheless, following the Internal Review, the Audit Committee recommended that the Company engage in remedial efforts to enhance the Company's transactional review process.

We filed our annual report on Form 20-F for 2020 on March 8, 2022.

Annual Report for 2021

We were unable to timely file our Form 20-F annual report for 2021 because Union Power required additional time to complete the audited financial statements. Union Power had less time than it typically would have to complete the audit because of the delayed filing of our annual report for 2020.

Furthermore, Union Power's work was disrupted by the quarantine measures put in place by the Shanghai municipal government as a result of the COVID-19 resurgence in Shanghai in late March and early April 2022, which affected the majority of Union Power's workforce. The on-site audit of our significant investments and the procedures to obtain certain banks’ confirmation letters were delayed.

The quarantine measures in Shanghai were gradually lifted since early June 2022 and Union Power was able to resume in-person operation.

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“we,” “us,” “our company,” “the Company” “our,” “the Group” or “Xinyuan” refers to Xinyuan Real Estate Co., Ltd., its predecessor entities and its subsidiaries;
●	“shares” or “common shares” refers to our common shares, par value US$0.0001 per share;

●	“ADSs” refers to our American depositary shares, each of which represents two common shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this Form 20-F only, Taiwan, Hong Kong and Macau;
●	“U.S.” or “United States” refers to the United States of America;
●	“GFA” refers to gross floor area. The amounts for “total GFA” in this annual report are the amounts of total saleable residential and commercial GFA and are derived on the following basis:
●	for properties that are sold, the stated GFA is based on the sales contracts relating to such property; GFA may be adjusted based on final examination upon delivery of the property;
●	for unsold properties that are completed or under construction, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and
●	for properties that are under planning, the stated GFA is based on the land grant contract and our internal projection;
●	“RMB” or “Renminbi” refers to the legal currency of China and “US$” or “U.S. dollars” refers to the legal currency of the United States; and
●	“sq.m” refers to square meters used as unit of area.

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

This annual report includes our audited consolidated financial statements for the years ended December 31, 2019, 2020 and 2021. Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. The functional currency of our U.S. subsidiaries is the U.S. dollar. The financial statements of our PRC subsidiaries are translated into U.S. dollars, using published exchange rates in China, based on (i) year-end exchange rates for assets and liabilities and (ii) average yearly exchange rates for revenues and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all.

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

Our common shares are traded on the New York Stock Exchange, or the NYSE, in the form of ADSs under the symbol “XIN.” Each ADS represents two common shares. The closing price of our ADSs on the NYSE as of July 27, 2022 was US$0.72 per ADS.

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

A.[Reserved]

B.Capitalization and Indebtedness

Not Applicable.

C.Reasons for the Offer and Use of Proceeds

Not Applicable.

D.Risk Factors

Risks Related to Our Business

We are a holding company that depends on dividend payments from our subsidiaries for funding.

We are a holding company established in the Cayman Islands and operate most of our business and operations through our subsidiaries in China. Our ability to pay dividends to our shareholders and to service our indebtedness outside of China depends significantly upon dividends that we receive from our subsidiaries in China. To the extent our U.S., Malaysia and UK operations continue to grow, we may in the future also depend on dividends from our U.S., Malaysia and UK subsidiaries. If our subsidiaries incur indebtedness or losses, such indebtedness or losses may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness will be restricted. Regulations in China currently permit payment of dividends only out of accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profits each year, if any, to fund certain reserve funds until the cumulative amount of such reserves reaches 50.0% of its respective registered capital and, with the approval of a shareholder meeting or general shareholder meeting, a PRC subsidiary may set aside a certain amount of after-tax profits to its discretionary general reserves. As of December 31, 2021, our statutory reserves amounted to US$178.5 million. Our statutory reserves are not distributable as cash dividends. Dividends paid by the PRC subsidiaries may also be subject to PRC withholding tax. In addition, restrictive covenants in bank credit facilities, bonds, other long-term debt agreements, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to pay dividends or make other distributions to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Our business and prospects are heavily dependent on and may be adversely affected by the performance of the PRC property markets, particularly in Zhengzhou.

Our business and prospects depend on the performance of the PRC property market. As of December 31, 2021, we had a total of 102 property projects covering 20 cities in China at various stages of development. We intend to continue to enhance our presence in targeted high growth cities in China. These property markets may be affected by local, regional, national and global factors, including economic and financial conditions, speculative activities in local markets, demand for and supply of properties, investor confidence, availability of alternative investment choices for property buyers, inflation, government policies, interest rates and availability of capital. Any market downturn in China generally or in cities in which we have or expect to have operations may materially and adversely affect our business, financial condition and results of operations. Moreover, any oversupply of properties or potential decline in demand for or prices of properties in these cities could also have a material adverse impact on us. In particular, the PRC property market is affected by the recent slowdown of China’s economic growth. There have been increasing concerns over the sustainability of the real estate market growth in China. Any slowdown in the PRC’s economic development could lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of homes, and our homebuyers may also defer, reduce or cancel purchases of our units. We have experienced volatilities in demand from time to time in the recent years due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices. To the extent any fluctuations in the Chinese economy significantly affect homebuyers’ demand for our units or change their spending habits, our results of operations may be materially and adversely affected. The PRC economy also faces challenges in the short to medium term. Continued turbulence in the international markets and prolonged declines in consumer spending, including home purchases, as well as any slowdown of economic growth in China, may adversely affect our liquidity and financial condition.

We experienced net losses of US$67.5 million and US$413.3 million in 2020 and 2021, respectively. We may continue to incur losses  in the future. The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. Our  ability to continue as a going concern depends on our ability to generate cash flows from operations and to arrange adequate financing arrangements to support our working capital requirements. There is material uncertainty associated with our ability to continue as a going concern.  See "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources."

Our business requires access to substantial financing. Our failure to obtain adequate financing in a timely manner could severely adversely restrict our ability to complete existing projects, expand our business, or repay our obligations and affect our financial performance and condition.

Our property development business is capital intensive. To date, we have funded our operations primarily through bank borrowings, proceeds from sales and pre-sale of our properties and proceeds from issuance of equity and debt securities. We obtain commercial bank financing for our projects through credit lines extended on a case-by-case basis. Our ability to secure sufficient financing for land use rights acquisition and property development and repayment of our existing onshore and offshore debt obligations depends on a number of factors that are beyond our control, including lenders’ perceptions of our creditworthiness, sufficiency of collateral, if any, market conditions in the capital markets, investors’ perception of our securities, the PRC economy and PRC government regulations that affect the availability and cost of financing for real estate companies or property purchasers.

Since 2003, PRC commercial banks have been prohibited, under the guidelines of the PBOC, from advancing loans to fund the payment of land use rights. We generate significant cash flow through pre-sale, which are subject to government restrictions. In particular, PRC regulations on the pre-sale of properties generally provide that the proceeds from the pre-sale of a real estate project may only be used for the construction of such project. Any additional potential government restrictions on pre-sale could significantly increase our financing needs. Moreover, our ability to move cash through inter-company transfers or transfer funds from onshore subsidiaries to our offshore parent company is limited by PRC government regulations, which limits our ability to use excess cash resources in one subsidiary to fund the obligations of another subsidiary or our offshore parent company. In addition, reserve requirement applicable to PRC commercial banks generally limit, and any increases in such reserve requirements could further limit, the amount of commercial bank credit available to businesses in China, including us.

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

While the PRC government adopted or adjusted the measures mentioned above and may adopt or adjust other measures in the future seeking to support healthy development of the residential real estate market in China, the government policies significantly impacted the residential real estate market in the past year. For example, a few real estate developers, such as China Evergrande Group, Kaisa Group Holdings Ltd. and Yango Group Co. and us, have experienced decreasing transaction volumes in the Chinese residential real estate market, closing of certain financing opportunities and significant challenges and pressure on short-term liquidity in 2021. We cannot assure you that the PRC government will not adopt additional and more stringent industry policies, regulations and measures in the future, nor can we assure you when or whether the existing policies and regulations will be eased or reversed, or otherwise enhanced to some extent in their implementations. If the policies remain unchanged or become more restrictive, they may continue affecting the growth rate of the Chinese residential real estate market, some of which may cause a decline in transaction volumes and average selling prices, prevent developers from raising the capital they need, increase developers’ costs to start new projects and increase the burdens on developers to secure financing on favorable terms or at all. In addition, the slowdown of China's economic growth as well as the housing market may result in the banks and other financial institutions becoming more cautious in their lending activities, and therefore adversely impact our ability to secure financing. As a result, our business and results of operations may be materially and adversely affected.

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

As of December 31, 2021, our contractual obligations amounted to US$4,217.0 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. Of this amount, US$2,522.8 million was due within one year.

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

We are subject to certain restrictive covenants in our loan agreements with certain commercial banks. Certain loan agreements contain covenants providing that, among other matters, we or our relevant PRC operating subsidiaries may not enter into mergers, joint ventures or restructurings, decrease our registered share capital, transfer material assets, including shares of subsidiaries, engage in material investments, liquidate, change our shareholding, or distribute dividends without the relevant lenders’ prior written consent or unless we fully settle the outstanding amounts under the relevant loan agreements. In addition, certain of our loan agreements contain cross-default clauses. If any cross-default occurs, these banks are entitled to accelerate payment of all or any part of the loan under their relevant loan agreements and to enforce all or any of the security for such loans. Further, the onshore corporate bonds issued by Xinyuan (China) Real Estate, Ltd., or Xinyuan China, our wholly-owned PRC subsidiary, contain restrictions on certain business activities of Xinyuan China when in default on payment of interest or principal, including, among others, limitations on distributions of net income, limitations on certain expenditures, or business combination transactions. Our future bank and other borrowings may contain similar restrictions or cross-default provisions. We did not make payments in full for the June 2022 Senior Secured Notes (as defined below) at maturity on June 29, 2022. The total amount due and payable, including principal and interests, was RMB545.3 million. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Securities – Senior Secured Notes."

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

In addition, our obligations under our senior secured notes are guaranteed by various of our subsidiaries, and the guarantee by our wholly-owned subsidiary, Xinyuan Real Estate, Ltd., or Xinyuan Ltd, which indirectly holds all of our assets and operations in China, is secured by a pledge of our shares of the other guarantor subsidiaries subject to limited exceptions. If we default under any of the senior secured notes, the holders thereof may enforce their claims against those shares. In such an event, the holders of the notes could gain ownership of the shares of Xinyuan Ltd., and, as a result, own and control all of our subsidiaries in China. We conduct substantially all of our operations in China, and if we default under any of the Notes, we could lose control or ownership of our assets and operations in China.

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

While our primary focus continues to be residential real estate markets in high growth cities in China, we have begun expanding into other markets on an opportunistic basis. In the US, we currently have a completed project in the Williamsburg neighborhood of Brooklyn, New York, or New York Oosten Project, an ongoing residential ground-up development project in Manhattan, New York, and an early stage project in the Flushing neighborhood of Queens, New York. Any change in federal income tax laws that increase the effective costs of owning a home would have an adverse effect on the demand for homes in the United States which could negatively affect any properties we may develop in the United States. In 2014, we acquired 100% of the shares of a Malaysian company, which owns offshore landfill development rights for a total area of 170 acres (approximately 687,966 square meters). The reclamation work has been completed as of December 31, 2020. In 2018, we acquired a 50% equity stake in MDL, the developer of the Amory Tower project (previously named as the Madison project), a 0.38 hectare (approximately 0.94 acre) development located adjacent to Canary Wharf, in London, United Kingdom. See “Item 4. — Information on the Company — B. Business Overview” for more information on our projects outside China.

Given our limited experience in markets outside of China market, it may be difficult for us to forecast accurately our future revenues and expenses related to existing and future projects in the United States, UK, or Malaysia. Further, locating appropriate future projects in those and other non-China markets and generating future revenues from such projects may require us to expend significant capital and management resources.

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

In our China markets, our results of operations, financial condition and prospects are influenced by social, economic, political and legal developments in China. China's economy differs from the economies of most developed countries in many respects, including with respect to the framework and style of government supervision, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The PRC government also exercises significant control over China's economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020, 2021 and 2022 is reported to be severe. Any slowdown in China's economic development could lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of homes, and our homebuyers may also defer, reduce or cancel purchases of our units. We have experienced volatilities in demand from time to time in the recent years due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices. To the extent any fluctuations in the Chinese economy significantly affect homebuyers’ demand for our units or change their spending habits, our results of operations may be materially and adversely affected.

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

There have been significant changes and proposed changes to the U.S. trade policies, treaties, tariffs and taxes, including trade policies and tariffs regarding China, which have created significant uncertainty about the future relationship between the United States and China, as well as other countries, including with respect to the trade policies, treaties, government regulations and tariffs that could apply to trade with those countries.

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

The progress and costs for a development project can be adversely affected by many factors, including, without limitation:

●	delays in obtaining necessary licenses, permits or approvals from government agencies or authorities;
●	changes in government policies, rules or regulations;
●	shortages of materials, equipment, contractors and skilled labor or increased labor or raw material costs;
●	disputes with our third-party contractors;
●	failure by our third-party contractors to comply with our designs, specifications or standards;
●	difficult geological situations or other geotechnical issues;
●	onsite labor disputes or work accidents;
●	natural catastrophes or adverse weather conditions, including strong winds, storms, floods, and earthquakes; and
●	geopolitical challenges and uncertainties (including wars and other forms of conflict, terrorist acts and security operations), such as the escalating conflict between Russia and Ukraine and the severe economic sanctions and export controls imposed by the U.S. and other governments against Russia and Russian interests.

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

Proceeds from pre-sale of our properties are an important source of financing for our property developments. Under PRC laws, we are not permitted to commence pre-sale until we have completed certain stages of the construction process for a project. Consequently, a significant delay in the construction of a project could restrict our ability to pre-sell our properties, which could extend the recovery period for our capital outlay. This, in turn, could have an adverse effect on our cash flow, business and financial position.

Changes of laws and regulations with respect to pre-sale may adversely affect our cash flow position and performance.

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

With our operations in the U.S. markets and now other non-PRC jurisdictions, we have seen and expect to continue to experience an increasing need of non-RMB financings with respect to project developments and future expansions. We currently satisfy our non-RMB denominated financing requirements through four ways: dividends distributions from our PRC subsidiaries, which are subject to 10% withholding tax payment, back-to-back loan arrangements, high yield bond issuances and construction loan financing from local banks. Under back-to-back loan arrangements, our PRC subsidiaries make deposits denominated in RMB into banks in China as collateral to request the banks in China to issue standby letters of credit denominated in U.S. dollars or other currencies in the same amount as the RMB collateral to their outbound branches, and our project companies outside the PRC enter into loans denominated in U.S. dollars or other currencies with such outbound branches in the same amount specified in such standby letters of credit in accordance with to the Provisions on the Administration of Foreign Exchange for Cross-border Guarantee issued by the State Administration of Foreign Exchange of the People's Republic of China, or the SAFE, effective June 1, 2014. SAFE registration requirements apply to overseas back-to-back loan arrangements and the use of proceeds of such loans must comply with certain requirements. On August 18, 2017, the National Development and Reform Commission, or the NDRC, Ministry of Commerce, or the MOFCOM, PBOC and Ministry of Foreign Affairs, or the MFA, jointly issued Guiding Opinions on Further Directing and Regulating the Direction of Overseas Investments, or Opinion 74. Under Opinion 74, outbound investment into real estate industry is restricted. The back-to-back loan arrangement may face strict scrutiny of banks in China. Any change in laws or regulations to restrict or forbid back-to-back loan transactions in the future may adversely affect our non-PRC companies' financing. In addition, we are exposed to exchange rate fluctuation and foreign exchange control risks under the current back-to-back loan model, which may adversely affect our business condition and results of operation.

We rely on our key management members and the loss of their services or investor confidence in such personnel could have a material adverse effect on our business, results of operations and financial condition.

We depend on the services provided by key management members. Competition for management talent is intense in the property development sector. We rely on the leadership, expertise, experience and vision of our directors and senior management team. In particular, we are highly dependent on Mr. Yong Zhang, our founder and Chairman. We do not maintain key employee insurance. In the event that we lose the services of any key management member, we may be unable to identify and recruit suitable successors in a timely manner or at all, which will adversely affect our business and operations and we may incur additional expenses to recruit, train and retain qualified personnel. Moreover, we may need to employ and retain more management personnel to support an expansion into high growth cities on a much larger geographical scale as well as our expansion in the U.S., Malaysia, UK and other areas. If we cannot attract and retain suitable personnel, especially at the management level, our business and future growth will be adversely affected.

We provide guarantees for the mortgage loans of our customers in China which expose us to risks of default by our customers.

We pre-sell properties before actual completion and, in accordance with PRC industry practice, our customers’ mortgage banks require us to guarantee our customers’ mortgage loans. Typically, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total mortgage loan amount until the completion of the registration of the mortgage with the relevant mortgage registration authorities, which generally occurs within six to 12 months after the purchasers take possession of the relevant properties. In line with what we believe to be industry practice, we rely on the credit evaluation conducted by mortgagee banks and do not conduct our own independent credit checks on our customers. The mortgagee banks typically require us to maintain, as restricted cash, up to 10% of the mortgage proceeds paid to us as security for our obligations under such guarantees. If a purchaser defaults on its payment obligations during the term of our guarantee, the mortgagee bank may deduct the delinquent mortgage payment from the security deposit. If the delinquent mortgage payments exceed the security deposit, the banks may require us to pay the excess amount. If multiple purchasers’ default on their payment obligations, we will be required to make significant payments to the banks to satisfy our guarantee obligations. Factors such as a significant decrease in housing prices, increase in interest rates or the occurrence of natural catastrophes, among others, could result in a purchaser defaulting on its mortgage payment obligations. If we are unable to resell the properties underlying defaulted mortgages on a timely basis or at prices higher than the amounts of our guarantees and related expenses, we will suffer financial losses. We paid US$1,782,038, US$4,557,522 and US$3,723,398 to satisfy guarantee obligations related to customer defaults in 2019, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, our outstanding guarantees in respect of our customers’ mortgage loans amounted to US$2,306.9 million and US$2,156.3 million, respectively. If substantial defaults by our customers occur and we are called upon to honor our guarantees, our financial condition, cash flow and results of operations will be materially adversely affected.

Our level of indebtedness could have an adverse effect on our financial condition, diminish our ability to raise additional capital to fund our operations and limit our ability to explore business opportunities.

As of December 31, 2021, the outstanding balance of our total indebtedness amounted to US$2,335.5 million. Our level of indebtedness could have an adverse effect on us. For example, it could:

●	require us to dedicate a large portion of our cash flow from operations as well as the proceeds from certain financings and asset dispositions to fund payments of our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
●	make it more difficult for us to satisfy our obligations under our debt securities and other indebtedness;
●	increase our vulnerability to adverse general economic or industry conditions;
●	limit our flexibility in planning for, or relating to, changes in our business or the industry in which we operate;
●	limit our ability to raise additional debt or equity capital in the future or increase the cost of such funding;
●	restrict us from making strategic acquisitions, exploring business opportunities or selling assets;
●	place us at a competitive disadvantage compared to any competitors that have less debt; and
●	make it more difficult for us to satisfy our obligations with respect to our debt.

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

The rates of interest payable on our PRC long-term bank loans are adjustable based on the range of 100.00% to 210.53% of the PBOC benchmark rate, which fluctuates from time to time. As of December 31, 2021, the principal amount of our aggregate outstanding variable rate debt was US$692.2 million. A hypothetical 1% increase in annual interest rates would increase our interest expenses by US$6.9 million based on our debt level on December 31, 2021. In connection with our U.S. projects and UK projects, we enter into U.S. dollar and British pound denominated loans, which will subject us to additional interest rate fluctuation risks, including fluctuations of the London Interbank Offered Rate, or LIBOR. For a further discussion of interest rate sensitivity, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk.”

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

In recent years, we expanded our operations into the U.S., Malaysia and UK while also expanding our operations in China. Such expansion, with more diversified business, focuses in terms of market regions and types of business, demand proper allocation of our management resources. In addition, our Malaysia acquisition which involves land reclamation activities, our acquisitions of Beijing Ruizhuo Xitou Development Co., Ltd., or Xitou, Beijing Ruizhuo Xichuang Technology Development Co., Ltd., or Xichuang, and Beijing I-Journey Science and Technology Development Co., Ltd., or I-Journey, which extends the group's business to provide real estate and property management related technology services, in which we have no prior experience and which presents risks we have not previously encountered or dealt with, may require additional skill sets on the part of our management. If our management fails to satisfy these increased demands, we may not be able to carry out our business expansion and project development successfully. In addition, if we are unable to recruit or retain a sufficient number of qualified employees for the continuation and expansion of our business, our business and prospects may be adversely affected.

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

Failure to maintain the security of our information and technology networks, including personally identifiable and customer information, as well as uncertainties with respect to the interpretation and implementation of cybersecurity review procedures  and proprietary business information, could significantly adversely affect us.

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

The relevant regulatory authorities in China continue to monitor websites and networks in relation to the protection of personal data, privacy and information security, and may impose additional requirements from time to time. For example, the SCNPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for a security review procedure for data that may affect national security. Furthermore, on December 28, 2021, the Cyberspace Administration of China, or the CAC, the National Development and Reform Commission, or the NDRC, the Ministry of Industry and Information Technology, or the MIIT, and several other administrations jointly published the Measures for Cybersecurity Review, which became effective on February 15, 2022. The Measures for Cybersecurity Review provide that certain operators of critical information infrastructure engaged in the purchasing of network products and services, and certain network platform operators carrying out data processing activities which affect or may affect national security, must apply with the Cybersecurity Review Office to conduct a cybersecurity review. On July 30 2021, the State Council issued the Security Protection Regulations for Critical Information Infrastructure, or the Regulation for CII, which became effective on September 30, 2021. The Regulation for CII specifies that, CII refers to important Internet facilities and information systems in significant industries such as public communication, information services, energy, traffic, hydraulic engineering, financing, public services, e-government, national defense technology, etc., and other facilities that once destroyed, lost function or data leakage, may seriously endanger national security, national economy, people’s livelihood, and public interest. However, the scope of operators of “critical information infrastructure” under the current regulatory regime remains unclear and is subject to further decisions of competent PRC regulatory authorities.

On November 14, 2021, the CAC published a draft version of the Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security, which propose that data processors conducting the following activities would also need to apply for cybersecurity review procedures: (i) mergers, reorganizations or divisions of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests that affect or may affect national security; (ii) overseas listings, if the data processor processes an amount of personal information relating to over one million users; (iii) listings in Hong Kong which affect or may affect national security; or (iv) other data processing activities that affect or may affect national security. The CAC solicited public comments on this draft until December 13, 2021, but there currently is no public timetable as to when or whether the Draft Measures for Internet Data Security will be enacted. As such, substantial uncertainties still exist with respect to the potential timing of obligations, the regulation’s final content, as well as its interpretation and implementation. Regardless of such uncertainties, if in the future the these or other regulations were to require us to perform a cybersecurity review, then any failure to obtain approval or clearance from the regulatory authorities with respect to our cybersecurity review could materially constrain our liquidity and have a material adverse impact on our business operations and financial results, especially if any additional capital or financing were to be needed.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessent of Cross-border Data Transmission, which will come into effect on September 1, 2022 and regulate security assessment procedures with respect to cross-border data transfers by data processors of important data and personal information that is collected and generated during operations within the PRC. The Measures for the Security Assessent of Cross-border Data Transmission provide a six-month transition period (beginning from the regulation’s effective date) for data processors to rectify their compliance with security assessment requirements with regard to cross-border data transfers carried out before these measures take effect (September 1, 2022). To conform to the requirements under these measures, we plan to sort out every scenario of our business that results in cross-border data transfers (as applicable), and evaluate the scale and attributes of the data involved, which may incur extra compliance costs.

Regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. In particular, the Draft Measures for Internet Data Security are still uncertain and in a draft state, and we cannot assure that, once implemented (if they are ever implemented), relevant governmental authorities will not interpret or implement this and other laws or regulations in ways that may negatively affect us. Security breaches and other disruptions of our information and technology networks could compromise our information and expose us to liability, reputational harm and significant remediation costs, which could cause material harm to our business and financial results. In the ordinary course of our business, we collect and store sensitive data, including our proprietary business information, and information relating to our customers and information of our employees, contractors and vendors, in our on our networks. Despite our security measures, and those of our third-party service providers, our information technology and infrastructure may be vulnerable to attacks by third parties or breached due to employee error, malfeasance or other disruptions. A significant theft, loss, corruption, exposure, fraudulent use or misuse of customer, employee or other personally identifiable or proprietary business data, noncompliance with our contractual or other legal obligations regarding such data could result in significant remediation and other costs, fines, litigation or regulatory actions against us. Such an event could additionally disrupt our operations, harm our relationships with contractors and vendors, damage our reputation, result in the loss of a competitive advantage, which could adversely affect our business, revenues, competitive position and investor confidence. Additionally, we rely on third parties to support our information and technology networks, and as a result have less direct control over our data and information technology systems. These third parties are also vulnerable to security breaches and compromised security systems, for which we may not be indemnified and which could materially adversely affect us.

We may fail to obtain or maintain, or may experience material delays in obtaining, necessary government approvals for any major property development, which will adversely affect our business.

The real estate industry in China is strictly regulated by the PRC government. Property developers in China must abide by various laws and regulations, including implementation rules implemented by local governments to enforce these laws and regulations. Before commencing, and during the course of, development of a property project, we need to apply for or renew various licenses, permits, certificates and approvals, including but not limited to, land use rights certificates, construction site planning permits, construction work planning permits, construction permits, pre-sale permits and completion acceptance certificates. We need to satisfy various requirements to obtain these approval certificates and permits, and to meet specific conditions in order for the government authorities to renew relevant approval certificates and permits. We cannot guarantee that we will not encounter serious delays or difficulties in the future. Some of our subsidiaries were not in compliance with certain construction or pre-sale PRC laws and regulations, such as commencing construction works and pre-sale before obtaining the requisite approvals or permits. Although we have improved our internal control procedures, we cannot guarantee that we will be able to adapt to new rules and regulations that may come into effect from time to time with respect to the property industry or that we will not encounter material delays or difficulties in fulfilling the necessary conditions to obtain and/or renew all necessary certificates or permits for our operations in a timely manner, or at all, in the future. In the event that we fail to obtain the necessary governmental approvals for any of our major property projects, or a serious delay occurs in the government’s examination and approval process, we may not be able to maintain our development schedule and our business and cash flows may be adversely affected.

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

As of December 31, 2021, we had approximately 86,951, 116,288, 12,187, 18,936 and 3,904 square meters of retail investment properties in Zhengzhou, Xi’an, Changsha Chengdu and Kunshan, in China, and approximately 28,090 square feet of retail investment properties in New York, respectively. As of December 31, 2021, we also had four projects under construction at which we plan to develop commercial property for lease with a planned GFA of approximately 203,270 square meters. We anticipate that we may prudently and gradually increase our retail and commercial investment properties as appropriate opportunities arise in the future. Any form of real estate investment is difficult to liquidate and, as a result, our ability to sell our properties in response to changing economic, financial and investment conditions is limited. In addition, we may also need to incur operating and capital expenditures to manage and maintain our properties, or to correct defects or make improvements to these properties before selling them. We cannot assure you that we can obtain financing at a reasonable cost for such expenditures, or at all.

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

We have partnered with a number of business partners and established joint ventures and associates with third parties and may continue to do so in the future. The performance of such business ventures has affected, and will continue to affect, our results of operations and financial position. We and our business venture partners provided capital to our jointly established project companies in proportion to our shareholding percentages in order to fund such project companies’ land acquisition efforts and working capital requirements. Once these project companies commence pre-sale and generate cash flow, they will repay such capital to us on demand. Therefore, the timing of such business ventures’ capital requirements, the financial performance of these business ventures and their ability to repay may materially and adversely affect our results of operations. With respect to our subsidiaries with minority interest holders, our consolidated financial results may be directly impacted and the profit attributable to our Group may be diluted. With respect to joint ventures and associates, we generally expect to incur share of loss in such joint ventures or associates until their respective development of property projects completes and starts to contribute revenue. As of December 31, 2019, 2020 and 2021, we had a total of 13, 14 and 16 joint ventures and associates, respectively.

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

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009, and the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, or the Security Review Rules issued by MOFCOM in August 2011. These laws and regulations impose requirements in some instances that MOFCOM must be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law of PRC requires that the anti-monopoly enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that any concentration of undertakings involving variable interest entities is subject to anti-monopoly review. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the NDRC and the MOFCOM jointly issued the Measures for the Security Review for Foreign Investment, which took effect on January 18, 2021. These measures set forth the provisions concerning the security review mechanism on foreign investment, including, among others, the types of investments subject to review, and the review scopes and procedures. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the MOFCOM and other PRC government authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that MOFCOM or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to do so, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China.

The approval of the CSRC, may be required if we intend to do a follow-on equity offering in the future, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the China Securities Regulatory Commission, or CSRC prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our follow-on offering of securities may be subject to approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and any failure to obtain or delay in obtaining the CSRC approval for such future offering would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

In addition, on December 24, 2021, the CSRC, together with other relevant government authorities in China, issued the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises

(Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), or the Draft Rules Regarding Overseas Listing, collectively, which require that a PRC domestic enterprise seeking to issue and list its securities overseas shall complete certain filing procedures and submit relevant information to the CSRC. For a further discussion, see “Item 4. Information on the Company — B. Business Overview — Regulation — China — Regulatory Developments on Overseas Offering.”

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

We acquire property for development through bidding, auctions and listing procedures held by the government or through acquisitions of third parties. Some of the property we acquire from the government may have been made available through expropriation. On January 21, 2011, the PRC State Council issued the Regulations on the Expropriation and Compensation of Houses on State-owned Land, which provides that government entities at the city and county level are responsible for overseeing housing expropriation and compensation within their respective administrative regions. The regulations mandate that a compensation agreement be entered into between the relevant housing expropriation department and the entities or individuals whose houses have been expropriated addressing, among others things, the mode of payment and the amount of compensation, the period of payment, the removal expenses, temporary placement or transitional housing expenses, losses from the closure of business operations, the time period within which the entities or individuals must vacate the expropriated premises, the type of transitional accommodation and the period of transition. The compensation payable may not be less than the market value of property of a similar nature as of the date of issuance of the expropriation notice. Under the regulations, property developers are prohibited from participating in the relocation arrangements. Given the fact that the completion of the relocation procedures is the condition precedent for the relevant PRC governmental authorities to grant land use rights, any failure of the PRC governmental authorities in handling the relocation issues may cause substantial delays in the granting process of land use rights. If we cannot obtain the land use rights from the relevant governmental authorities in time, our development plan may be delayed and we may not be able to complete the development and sell the property according to plan. This will, in turn, adversely affect our business operations.

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

We cannot assure you that circumstances leading to significant delays in our own land premium payments or development schedules or forfeiture of land will not arise in the future. If we pay a substantial penalty, we may not be able to meet pre-set investment targeted returns for a given project and our financial conditions could be adversely affected. If any of our land is forfeited, we will not only lose the opportunity to develop the property projects on such land, but may also lose a significant portion of the investment in such land, including land premium deposits and the development costs incurred.

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

We obtained completion acceptance certificates for all of our completed properties as of December 31, 2021. However, we cannot be certain that local government authorities will not determine that the total constructed GFA upon completion of our existing projects under development or any future property developments exceed the relevant authorized GFA. Any such non-compliance could lead to additional payments or penalty, which would adversely affect our financial condition. We have not incurred material amounts of any such payments or penalties since the founding of our company.

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

We have been, in the past, and may be, in future, involved in disputes with various parties relating to the acquisition of land use rights, the development and sale of our properties or other aspects of our business and operations. These disputes may lead to legal or other proceedings and may result in substantial costs and diversion of resources and management’s attention. Disputes and legal and other proceedings may require substantial time and expense to resolve, which could divert valuable resources, such as management time and working capital, delay our planned projects and increase our costs. Third parties that are found liable to us may not have the resources to compensate us for our incurred costs and damages. We could also be required to pay significant costs and damages if we do not prevail in any such disputes or proceedings. In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings and unfavorable decrees that result in pecuniary liabilities and cause delays to our property developments. As of December 31, 2021, we were involved in disputes with our local government enterprises, joint venture partners, contractors and property sales agents. Any unfavorable judgment in our current legal proceedings or any involvement in further legal proceedings or disputes may materially and adversely affect our business, financial condition and results of operations. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

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

According to the Interim Regulations on Real Property Tax of the PRC, or the Real Property Tax Regulations, which were amended on January 8, 2011, real property tax shall be paid by the property owners based on the residual value of real property following a subtraction of 10% to 30% from the original value of the property, and the specific range of subtraction, the tax payment period and the detailed implementing rules shall be decided or formulated by the local governments of provinces.Although the PRC government has been considering imposing real property tax on a nationwide scale, most of the provinces have not promulgated any detailed implementing rules about real property tax or levy the real property tax yet. In another attempt to cool the real estate market, the PRC government has designated Shanghai and Chongqing as trial regions to impose the real property tax, and in response, on January 27, 2011, both Shanghai and Chongqing implemented local rules regarding the imposition of real property tax, with these rules taking effect on January 28, 2011, with Chongqing amending its rules on January 13, 2017. On February 20, 2013, the PRC State Council, in an executive meeting, stated a new policy regarding the real property tax that the government would select more trial regions for the real property tax that year, however, most provinces still have not implemented any local rules regarding the imposition of real property tax yet. On October 23, 2021, the SCNPC granted authority to the State Council to implement the reformulation of real property tax policies in certain trial regions. These reformed policies propose that real property taxes would be imposed on land users and property owners of various types of properties, residential and non-residential (except for rural homesteads and rural buildings). However, as of the date of this annual report, the relevant policy had not yet specified the exact trial regions where the policies will be implemented, relevant tax bases or rates and other details concerning real property taxes. Nonetheless, these proposed policies represent another step taken by the PRC government in its long-term effort to curb what it perceives as an overheated real estate market and property speculation, with an aim to promote a healthy and stable property market. In general, the imposition of these real property taxes are expected to reduce reliance on property development and affect property transactions within the policy’s pilot regions in tye short run, and to alleviate sharp increases in property prices in the pilot regions.

Real property tax regulations may eventually be officially implemented at the national level; any such regulation could significantly impact the real estate market. In light of these developments, we cannot guarantee that our operations will not be adversely affected.

Dividends we receive from our PRC subsidiaries located in the PRC may be subject to PRC withholding tax.

The Enterprise Income Tax Law of the PRC, or the EIT Law, became effective as of January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, and the Implementation for the EIT Law issued by the PRC State Council became effective as of January 1, 2008 and was amended on April 23, 2019. The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the Implementation for the EIT Law. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our PRC subsidiaries. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our PRC subsidiaries, it will materially and adversely affect the amount of dividends received by us from our PRC subsidiaries.

We may be deemed a PRC resident enterprise for PRC tax purposes under the EIT Law and be subject to the PRC taxation on our worldwide income.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for the EIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Under the Notice on the Issues Regarding Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria, or Circular 82, which was retroactively effective as of January 1, 2008 and amended on November 8, 2013, January 29, 2014 and December 29, 2017, an overseas incorporated, domestically-controlled enterprise will be recognized as a PRC resident enterprise if it satisfies certain conditions. Further, the State Administration of Taxation, or the SAT, issued the Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, and was amended on April 17, 2015, June 28, 2016 and June 15, 2018, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarified certain issues relating to the determination of PRC tax resident enterprise status, post-determination by administration and the authorities responsible for determining offshore-incorporated PRC tax resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the in-charge tax authorities from an offshore-incorporated PRC tax resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC tax resident enterprise. However, as Circular 82 and Bulletin 45 only apply to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents or non-PRC enterprises such as our company. It is still unclear whether PRC tax authorities would require us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient.

Dividends payable by us to our non-PRC investors and gain on the sale of our ADSs may become subject to taxes under PRC tax laws.

Under the Implementation for the EIT Law, a PRC income tax rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. For non-PRC individual investors, under the PRC Individual Income Tax Law, there could be a PRC income tax at a rate of 20% for such dividends or gains. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ADSs, or the gain you may realize from the transfer of our ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the Implementation for the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or non-PRC individuals, or if you are required to pay PRC income tax on the transfer of our ADSs, the value of your investment in our ADSs may be materially and adversely affected.

Indirect Transfers of Equity Interests in PRC Tax Resident Enterprises by Non-resident Enterprises May Cause Uncertainty on Tax Liabilities.

On February 3, 2015, the SAT issued the Circular on issues of enterprise Income Tax on Indirect Transfer of Assets by Non-PRC Resident Enterprise, or Circular 7, which extends its tax jurisdiction to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. In October 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer other than transfer of shares or ADSs acquired and sold on public markets may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10%. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

We record our real estate properties projects, completed and under development, at the lower of carrying amounts or fair value less selling costs. In accordance with ASC 360, “Property, Plant and Equipment”, real estate property projects, completed and under development, are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets. We have not recognized any fair value losses from our real estate properties projects, completed and under development. If the projected profitability of a given project deteriorates due to a decline in the pace of unit sales, a decline in selling prices, or some other factor, such project is reviewed for possible impairment by comparing the estimated future undiscounted cash flows for the project to its carrying value. If the estimated future undiscounted cash flows are less than the project’s carrying value, the project is written down to its estimated fair value. If business conditions deteriorate, there is a potential risk that impairment charges will be recorded, which may have a material adverse effect on our results of operation.

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

According to PRC laws and local regulations, we are required to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agents for the benefit of all our employees. Since the Social Insurance Law of the PRC came into effect on July 1, 2011, which was amended on December 29, 2018, the legal framework regulating employee social insurance has been further strengthened. The requirement of employee benefits has not been implemented consistently by the local governments in China, given the different levels of economic development in different locations.While we believe that our PRC subsidiaries have appropriately accrued for and paid statutory employee benefits, we cannot be certain the relevant PRC authorities may not interpret local requirements differently and require payments of additional employee benefit amounts in the future.

Our property development schedule may be delayed and our development costs may increase as a result of delayed governmental demolition and resettlement processes if we were to acquire land requiring demolition of existing properties.

According to the Regulations on the Expropriation and Compensation of Houses on State-owned Land, local PRC governments are responsible for the expropriation and compensation of houses on State-owned land and may authorize entities like us to carry out the expropriation and compensation work. However, in practice, we may be required to pay the corresponding demolition and resettlement costs. If the party subject to expropriation is not satisfied with the compensation, an administrative reconsideration or an administrative action can be brought, which may delay the project. Our practice generally has been to acquire land where demolition of existing properties and resettlement of residents is not required. However, if we were to acquire land where such actions are required, issues in the demolition and resettlement processes may affect our reputation, increase our costs and delay the pre-sale of the relevant project, which may in turn adversely affect our business, financial position and operational performance.

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

Since 2016, the local governments of several cities in the PRC have implemented a series of measures designed to stabilize the growth of the property market on a more sustainable level. These tightening measures have affected some of the cities where we operate, including Zhengzhou, Suzhou, Chengdu, Jinan, Tianjin, Beijing, Xi'an and Changsha. Since 2017, certain local governments in the PRC further implemented measures to control the increase of property sale prices and stabilize the real estate market. For example, in March 2017, the municipal city of Tianjin requested non-local residents to provide social insurance certificates and individual income tax contribution certificates issued by Tianjin's competent authorities before such non-local residents were permitted to purchase a residential property. In April 2018, Hainan province adopted measures to limit each local resident from purchasing more than one residential property. In September 2020, the city of Chengdu adopted a five-year limit for residents to transfer or sell newly purchased residential property. These measures regulate various aspects of the property market, including: (i) land acquisition financing, (ii) pre-sale management, (iii) sale price restriction (for example, Suzhou requires developers to file sale prices at the price filing systems of relevant authorities), (iv) purchaser qualification and (v) purchaser financing. These local measures may also cause adverse and material impacts on our business operations and financial results.

However, the full effect and extent of these policies on the real estate industry and our business will depend in large part on the implementation and interpretation of the circulars by governmental agencies, local governments and banks in the real estate industry. The PRC government’s policies and regulatory measures on the PRC real estate sector could limit our access to required financing and other capital resources, adversely affect the property purchasers’ involved ability to obtain mortgage financing or significantly increase the cost of mortgage financing, reduce market demand for our properties and increase our operating costs. We cannot be certain that the

PRC government will not issue additional and more stringent regulations or measures or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations, which could substantially reduce the number of our pre-sold properties and our cash flow from operations and substantially increase our financing needs, which would in turn materially and adversely affect our business, financial condition, results of operations and prospects.

The PRC government has adopted various measures to regulate foreign investment in the property development industry and may adopt further restrictive measures in the future.

The PRC government has implemented a number of regulations and measures governing foreign investment in the property development industry.

In July 2006, the Ministry of Construction, MOFCOM, the NDRC, the PBOC, the State Administration for Industry and Commerce, or the SAIC, and the SAFE, issued the Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market, amended on August 19, 2015, which impose significant requirements on foreign investment in the PRC real estate sector. For instance, these opinions set forth requirements for the procedures to set up a foreign-invested real estate enterprise, or the FIREE, and the thresholds for a FIREE to borrow domestic or overseas loans. In addition, since June 2007, a FIREE approved by local authorities is required to file such approvals with the MOFCOM or its provincial branches. We cannot assure that any FIREE that we establish, or whose registered capital we increase, will be able to complete the filing procedures with MOFCOM in time or otherwise fully comply with those specific requirements set for FIREEs.

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

Our results of operations, financial condition and prospects are influenced by social, economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the framework and style of government supervision, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The PRC government also exercises significant control over China's economic growth through strategically allocating resources, controlling the payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020, 2021 and 2022 is reported to be severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our property and materially and adversely affect our business and results of operations.

The new, stricter regulations or interpretations of existing regulations imposed by the central or local governments may require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations, and if relevant regulations are issued and become effective in a short notice, we may not be able to take the required actions in a timely manner without allocating significant resource. Therefore, we cannot predict whether changes in the PRC economic, political and social conditions, laws, regulations and policies will have any adverse effect on our current or future business, financial condition or results of operations.

We are subject to PRC restrictions on currency exchange.

We currently receive most of our revenues from operations in the PRC and such revenues are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenues and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of the ADSs, and may limit our ability service our foreign currency-denominated indebtedness and to obtain foreign currency through debt or equity financing for our PRC subsidiaries.

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

We believe that all of our shareholders who were PRC citizens or residents at the time of our initial public offering completed their required registrations with the SAFE in accordance with Circular 75 before the promulgation of SAFE Circular 37 prior to, and immediately after, the completion of our initial public offering. However, as there is uncertainty concerning the reconciliation of these notices with other approval or registration requirements and their interpretation and implementation has been constantly evolving, it remains unclear how these regulations, and any future legislation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, as a publicly traded company in the United States, we may not at all times know of the identities of all of our beneficial owners, who are PRC citizens or residents, and we may have little control over either our present or prospective direct or indirect PRC resident beneficial owners or the outcome of such registration procedures. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. The failure or inability of these PRC resident beneficial owners to comply with applicable SAFE registration requirements may subject us to the sanctions described above, including sanctions which may impede our ability to contribute the additional capital from our proceeds of any future offerings to our PRC subsidiaries, and our PRC subsidiaries' ability to pay dividends or distribute profits to us. Furthermore, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

In addition, PRC laws, regulations or rules governing our industry have been evolving rapidly. We cannot assure you that we will not be subject to fines or penalties arising from non-compliance incidents if we fail to adapt to the new regulatory regime in a timely manner, or at all, which may have a material adverse effect on our business, financial condition and results of operation.

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

o

the executive order issued in January 2021, as supplemented and amended from time to time, that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay; and

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

The Chinese economy has been recovering steadily from the impact of COVID-19 since the second half of 2020, however, as of the date of this annual report, there were a considerable amount of new COVID-19 cases, including primarily the COVID-19 Omicron variant cases, in various cities in China. The Chinese local authorities have reinstated certain measures to keep COVID-19 in check, including travel restrictions and stay-at-home orders. The recurrence of COVID-19 in the China and continuance of the outbreak in other parts of the world, could adversely impact our company’s business operations or the business operations of our company’s customers and partners thus in turn having an adverse impact on our business, results of operations and financial condition. Failure to contain the further spread of COVID-19 will prolong and exacerbate the general economic downturn. Our business operations could be disrupted if any of its employees is suspected of having these or any other epidemic disease, since it could require its employees to be quarantined and/or its offices to be closed for disinfection or other remedial measures. There remain substantial uncertainties about the dynamic of the COVID-19 pandemic, including, but not limited to, with respect to the logistics of distribution and the efficacy of any vaccine program or with respect to new strains or variants of the virus, which may have potential continuing impacts on subsequent periods if the pandemic and the resulting disruption were to extend over a prolonged period.

Our business, results of operations and financial condition have been materially and adversely affected by the COVID-19 pandemic, and may continue to be negatively and materially affected by the pandemic as well as other factors that we cannot foresee, such as the changes in the outlook of China’s property market, slowdown in China’s economic growth or negative business sentiment. In particular, potential impact includes, among others, the following:

●	the continuing impacts of COVID-19 may result in a general slowdown in China’s real estate industry, adversely affecting the demand for our services;
●	our customers may not have sufficient budget or cashflow to pay for our services, or may fail to make the payment in a timely manner, or at all;
●	some of our customers may not be well capitalized and may be vulnerable to the COVID-19 pandemic and the slowdown of the macroeconomic conditions, and if they cannot resume their business during a prolonged virus outbreak, the demand for our services may be negatively affected; and
●	we may experience work suspension, reduced work efficiency and productivity, which may adversely affect our service quality and the timeliness of our project delivery.

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

We are also vulnerable to natural disasters and other calamities, such as fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events, which could cause construction delays and business interruptions. For example, certain areas in Henan Province, China, where a significant portion of our development projects are located, experienced a heavy rainfall which was unexpected and caused widespread flooding in July 2021. The flooding resulted in interruptions of our business and construction in Henan Province, which may materially and adversely affect our results of operations and financial condition in 2021.

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

Union Power, our independent registered public accounting firm that issues the audit report included in this annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. As our auditors are located in Hong Kong Special Administrative Region of the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the U.S. and China. PCAOB continues to be in discussions with the CSRC and the MOF to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S. listed companies with significant operations in China. The joint statement reflects the U.S. regulators' heightened interest in this issue. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to the U.S. listed companies that have operations in China, and emphasized on the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in investing in companies that are based in or have substantial operations in many emerging markets, including China, there is a substantially greater risk that disclosures will be incomplete or misleading, and there is also a greater risk of fraud. In the event of investor harm, there is substantially less ability to bring and enforce SEC, DOJ and other U.S. regulatory actions, in comparison to the U.S. domestic companies, and the joint statement reinforced past SEC and PCAOB statements on matters including the difficulty to inspect audit work papers in China and its potential harm to investors.

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

Our ADSs could be delisted and prohibited from trading “over the counter” if the Public Company Accounting Oversight Board is unable to inspect our auditor who is located in China. The delisting of our ADSs and inability to trade, or the threat thereof, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China's, in December 2020, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities in the auditor's local jurisdiction, or covered issuers. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. Furthermore, the HFCA Act amends the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, to require the SEC to prohibit securities of any U.S. listed companies from being traded on any of the U.S. national securities exchanges, such as the NYSE and the NASDAQ, or in the U.S. “over-the-counter” markets, if the auditor of the U.S. listed companies' financial statements is not subject to PCAOB inspections for three consecutive years, beginning in 2021. Accordingly, under the current law, this could happen in 2024.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act, or the Final Amendments. The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCA Act. On December 16, 2021, PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely.

The HFCA Act or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on the Form 20-F for 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be delisted from NYSE and our ADSs will not be permitted for trading “over-the-counter” either. Delisting would substantially impair our investors' ability to sell or purchase our ADSs when they wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our listed securities. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC's Rules of Practice and also under the Sarbanes-Oxley Act against five PRC-based accounting firms, alleging that these firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. Four of these PRC-based accounting firms appealed to the SEC against this decision and, on February 6, 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms' ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms' audit documents via the CRSC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice for four years after entry of the settlement. The four-year mark occurred on February 6, 2019. We cannot predict if the SEC will further challenge the four PRC-based accounting firms' compliance with the U.S. law in connection with the U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties, such as suspensions.

In the event that the PRC-based “big four” accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

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

Risks Related to Our ADSs

The trading price of our ADSs has been, and is likely to continue to be, volatile, which could result in substantial losses to holders of our ADSs as well as the potential suspension of listing or delisting of our ADRs.

The trading price of our ADSs has been, and is likely to continue to be, volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the high and low sale prices of our ADSs in 2021 were US$3.62 and US$0.55, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the U.S. may affect the volatility in the prices of and trading volumes for our ADSs. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards other companies with business operations located mainly in China and listed in Hong Kong and/or the U.S. and consequently, may impact the trading performance of our ADSs. In addition to market and industry factors, the prices and trading volumes for our ADSs may be highly volatile for specific business reasons, including:

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

When the trading price of our ADRs falls below US$1.00, we are considered below compliance standards pursuant to the listing requirements of the NYSE and could result in the delisting of our common stock by the NYSE. As the average trading price of our ADRs remained below US$1.00 for 30 consecutive trading days or more, the NYSE sent us a deficiency notice on December 14, 2021 and required the stock price to be brought back above US$1.00 within six months prior to May 13, 2022. On May 2, 2022, the NSYE notified us that a calculation of the Company’s average stock price from the 30-trading days ended April 29, 2022 has been above the US$1.00 based on a 30-trading day average. As a result, the Company regained compliance. However, our average trading price over the 30 consecutive trading days ended June 23, 2022 fell below US$1.00 again, for which, the NYSE sent us a deficiency notice on June 24, 2022. From the date of the deficiency notice, we have six months to comply with the continued listing standards. We can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period the Company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading days preceding the end of that month. In the event that at the expiration of the six month cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained at the expiration of the six-month cure period, the NYSE will commence suspension and delisting procedures. We can give no assurances that we would be able to regain compliance with the NYSE continued listing standards.

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

The sales of our ADSs or common shares in the public market, or the perception that such sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2021, we had 107,757,721 common shares outstanding, including 74,405,372 common shares represented by 37,202,686 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act, other than those held by affiliates which are subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. The remaining common shares outstanding are available for sale, subject to any volume and other restrictions as applicable under Rule 144. The sale or perceived sale of a substantial amount of our ADSs by any principal shareholder could adversely affect the prevailing market price for our ADSs. Such sales or perceived sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. To the extent that common shares (in the form of ADSs) are sold into the market, the market price of our ADSs could decline.

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

We are subject to reporting obligations under the U.S. securities laws, including the SEC’s disclosure rules relating to an effective system of internal controls over financial reporting and of disclosure controls. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level.

Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we have incurred, and expect to continue to incur, considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

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

Our Audit Committee instructed KPMG and Quinn Emanuel to assist the Audit Committees with the Internal Review of the following transactions. The Internal Review concluded that there was no direct evidence that the Company engaged in improper related party transactions. Its conclusions were as follows:

●	Modern City: Based on documentary evidence and witness interviews, the Audit Committee determined that there were employee-controlled entities, or the Employee Controlled Entities, that were limited partners in the Acquirer, but that the Employee Controlled Entities were only nominal shareholders who held the interests on behalf of the actual investors, or the Actual Investors. The Audit Committee did not identify any direct evidence suggesting that the Actual Investors were affiliated with Xinyuan or that Xinyuan had financed the Actual Investors' investment in the Acquirer. The Audit Committee determined that the Actual Investors did finance the Acquirer's first payment for Modern City and that a Company subsidiary also lent the Acquirer RMB264 million in November 2020, which was subsequently repaid by the Acquirer within two months.
●	Employee Controlled Companies Transactions: The Audit Committee did not identify any evidence that the relevant employees invested in any capital in the Employee Controlled Companies or received any benefit from the business of the Employee Controlled Companies. The only transactions between the Employee Controlled Companies and our employees were RMB5,000 per month payments to our three employees, who were the nominal owners of the Employee Controlled Companies. The Internal Review, however, did identify two transactions between the Company and Employee Controlled Companies. One transaction was done to facilitate the Modern City transaction. The other transaction was done to engage in a transfer that was consistent with the stated purpose of a bank loan.
●	Trading Company Transactions. These were nominal wholesale agreements between the Company and trading companies. The Audit Committee was unable to substantiate the true nature of these transactions because some of the assets included in the wholesale agreement had already been sold. However, as the Company did not recognize the payments under these wholesale agreements as income, the Audit Committee determined that the actual business relationship was unlikely to affect the Company's account balance.

The Audit Committee also identified 17 transactions where the Company received and then shortly sent reciprocal payments between our affiliates. The Internal Review determined that these transactions would not impact the book value of the respective bank accounts. The Audit Committee believes that these transactions were done to increase banking activities and to maintain and/or enhance the Company's status with the banks.

The Internal Review did not identify any material weaknesses in the Company's internal controls. Nonetheless, following the Internal Review, the Audit Committee recommended that the Company engage in remedial efforts to enhance the Company's transactional review process. Management has accepted these recommendations and is in the process of:

●	Strengthening and improving its internal accounting procedures and bookkeeping standards to ensure accurate recording of transactions and regular reviews of transaction records;
●	Strengthening and enhancing its internal procedures and standards regarding contract management and transaction approval, with stricter and more detailed requirements and guidance, including imposing requirements for supporting documentation with respect to any related party transaction;
●	Providing additional guidance and training to employees regarding the relevant rules and disclosure requirements for related party transactions; and
●	Improving the process of identifying, processing and disclosing related party transactions to ensure compliance with the relevant rules and regulations.

If our efforts to complete this remediation is not successful, then we may be unable to report our results of operations for future periods accurately and in a timely manner and make our required filings with government authorities, including the SEC. There is also a risk that there could be accounting errors in our financial reporting, and we cannot be certain that, in the future, additional material weaknesses will not exist or otherwise be discovered. Any of these occurrences could adversely affect our business and operating results and could generate negative market reactions, potentially leading to a decline in the price of our shares, ADRs.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to United States domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current report on Form 8-K;
●	the section of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the section of the Exchange Act requiring directors, officers and 10% holders to file public reporting of their stock ownership and trading activities and imposing liability on insiders who profit from trades made in a short period of time;

●	the selective disclosure rules under Regulation FD restricting issuers from selectively disclosing material nonpublic information.

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

Our ADSs are listed on the NYSE. The NYSE corporate governance listing standards permit a foreign private issuer, like us, to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. For example, Cayman Islands does not require us to comply with the following corporate governance listing standards of the NYSE:

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

We are currently following home country practice on the requirements described above. Accordingly, the majority of our board of directors is composed of management or former management directors. Each of our compensation committee and governance and nominating committee include non-independent directors. In addition, we are not required to put forward for a shareholder vote new equity plans or change to existing equity plans or other significant share issuance. For a more detailed discussion of the ways in which our corporate governance differs from that of a U.S. domestic company listed on the NYSE, see “Item 16G. Corporate Governance.” As a result of our use of the “home country practice” exception from the NYSE corporate governance rules, you do not have same shareholder protections as you would if we were a U.S. domestic public company or if we complied fully with the corporate governance listing standards.

We are not required to follow customary practices applicable to U.S. domestic companies with respect to determining and disclosing executive compensation.

As a foreign private issuer, we are not subject to many of the corporate governance and disclosure requirements relating to executive compensation matters under the U.S. securities laws. Under our compensation committee charter, only 50% of the members of the committee at any time (less than a majority) must be independent of management, while a U.S. domestic issuer is required to form a compensation committee composing entirely of independent directors. We are also not required to and do not report compensation of senior management or directors on an individual basis. As a result, investors are not able to assess for themselves appropriateness or reasonableness of the amount or form of compensation for individual executives. The SEC has adopted a rule requiring disclosure of a chief executive officer pay relative to that of the median total compensation for employees, which does not apply to foreign private issuers.

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

Holders of our ADSs will not be able to exercise voting rights attaching to the underlying common shares represented by our ADSs on an individual basis. Holders of our ADSs appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the common shares represented by the ADSs. Holders of ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons, who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. As soon as practicable after the depositary receives from us a notice of a shareholders’ meeting, the depositary will distribute to registered holders of ADSs a notice stating (a) such information as is contained in such notice and any solicitation materials, (b) that each registered holder on the record date set for such purpose will, subject to any applicable provisions of Cayman Islands law, be entitled to instruct the depositary as to the exercise of the voting rights, and (c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by us. The depositary will not itself exercise any voting discretion in respect of any common shares nor will it provide any instructions with respect to the common shares represented by any ADSs for which voting instructions were not timely and properly received. There can be no guarantee that registered holders of ADSs will receive the notice described above with sufficient time to enable them to return any voting instructions to the depositary in a timely manner. To the extent you hold your ADSs through a bank, broker or other nominee, you will be relying upon such institutions with respect to voting matters.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign law against us or our management named in the annual report.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our wholly-owned subsidiaries in China. Most of our assets are located in China. In addition, many of our directors and senior executive officers reside within China and some or all of the assets of those persons are located outside of the United States. As a result, it may not be possible to effect service of process within the United States, or elsewhere outside China, upon our directors and senior executive officers, including with respect to matters arising under the U.S. federal securities law or applicable state securities law. Even if you are successful in bringing an action of this kind, the respective law of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty; and (iii) has not been obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or are exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time, or from time to time, when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books, or the books of the depositary, are closed, or at any time if we, or the depositary, deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are a Cayman Islands exempted company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under the U.S. law, you may have less protection of your shareholder rights than you would under the U.S. law.

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

The rules governing passive foreign investment companies, or PFICs, can have adverse effects for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our business, although not free from doubt, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2021.

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

ITEM 4INFORMATION ON THE COMPANY

107.A.History and Development of the Company

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

The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants, including us, that make electronic filings with the SEC using its EDGAR system Our website is www.xyre.com. The information contained on our website does not form part of this annual report.

B.Business Overview

We are a real estate developer that strategically focuses on selected high growth cities in China and the United States. Our standardized and scalable model emphasizes on rapid asset turnover, efficient capital management and strict cost control.

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

We have steadily expanded our business and operations during the past three years. We had 29 projects with a total GFA of 4,480,111 square meters under construction as of December 31, 2018, and 28 projects with a total GFA of 4,993,694 square meters under construction as of December 31, 2021. We have initiated seven new projects with a total GFA of 2,177,812 square meters under planning as of December 31, 2021. As of December 31, 2021, we completed 70 projects with a total GFA of approximately 9,863,406 square meters and comprising a total of 112,320 units, more than 97.9% of which have been sold. In 2019, 2020 and 2021, our revenues were US$2,482.6 million, US$1,745.8 million and US$1,536.0 million. We had a net income of US$83.0 million in 2019 and net loss of US$67.5 million and US$413.3 million in 2020 and 2021, respectively.

While our primary focus has been in China, we see potential opportunities for residential real estate development in other jurisdictions that might be attractive to both Chinese and U.S. buyers. In 2012, we acquired an 8,094 square meters parcel of land in the Williamsburg neighborhood of Brooklyn, New York, for US$54.2 million, on which we built 216 condominium units with a net saleable floor area of approximately 30,855 square meters, the New York Oosten Project. Our New York Oosten Project started construction in November 2013 and was delivered in December 2016. As of December 31, 2021, the project recognized a total revenue of US$285.8 million from the sales of 188 units out of 216 total units. In January 2016, we also acquired a parcel of land in midtown Manhattan, New York, for US$57.5 million. As of December 31, 2021, we completed superstructure construction, precast concrete facade, and windows installation at the Hudson Garden project, BLOOM ON FORTY FIFTH. During 2021, the project's design drawings were optimized, increasing the number of residential units from 82 to 92. Of the total salable 34,903 square feet of retail/commercial space, a total of 28,090 square feet have been leased to a leading U.S. department store chain, Target, for a 20-year term and another 1,910 square feet have been leased to a dermatologist’s office for a 15-year lease term. The construction is currently ahead of schedule and under budget. The building is expected to have 92 condominium units from floors two through seven with a unit mix consisting of 17 studios, 45 one-bedroom units, 24 two-bedroom units, two three-bedroom duplex units, two three-bedroom penthouse units, and two four-bedroom duplex units. In August 2016, we acquired a parcel of land in the Flushing neighborhood of Queens, New York for US$66.0 million. The land allows for a mixed-use development comprising approximately 30,112 square meters under approved plans. At this RKO project in Flushing, New York City, the demolition of the existing building with the exception of the landmark portion was completed as of December 31, 2021. All historic artifacts have been removed from the site and are being restored offsite. The professional consultants continue to develop the plans and specifications while working through the various entitlements and approvals. The current development scheme is being evaluated to address current market conditions and highest and best use analysis.

In 2014, we acquired 100% share of a Malaysian company, which is engaged in land reclamation development for a total of 170 acres (approximately 687,966 square meters). The reclamation work was formally commenced in July 2018 and has been completed in 2020.

On March 21, 2018, we acquired from ED Group, a 50% equity stake in MDL, the developer of the Amory Tower project (previously named as the Madison project), via our wholly-owned subsidiary Xinyuan International (HK) Property Investment Co., Limited for a total consideration of US$19.1 million. The Amory Tower Project site extends to 0.38 hectares (or approximately 0.94 acres) and is located adjacent to Canary Wharf, one of Europe’s largest commercial centers. Permission was granted in March 2015 to develop a 53-story building comprised of 423 residential apartments, including 319 private apartments and 104 affordable apartments, with approximately 425 square meters of community facilities. The project achieved practical completion as of December 31, 2021, which marked the completion of construction. As of December 31, 2021, all of the 104 affordable apartments were pre-sold. Of the remaining 319 apartments, 166 apartments have been sold, representing 52% of the total number of units. Closings on the sold units commenced in the fourth quarter 2021. In October 2021, MDL refinanced the development loan with a three-year facility from Macquarie Principal Financial. The refinancing allows for the disposal of the unsold private residential apartments. MDL has also completed a rebranding and marketing campaign to help drive additional traffic and sales, highlighting the completed building. We will continue to seek international investment opportunities that have high growth potential and are in line with our investment return metrics and long-term business plan.

We also plan to retain and develop commercial portions of some of our properties, such as shopping malls, supermarkets or hotels, and to lease and manage those properties ourselves. As of December 31, 2021, we completed seven similar projects, including (i) Xi'an Xinyuan Metropolitan Shopping Center with a total GFA of approximately 116,000 square meters, located in Xi’an city, Shaanxi Province, (ii) Xingyang Xindo Park Shopping Center with a total GFA of approximately 15,000 square meters, located in Xingyang city, Henan Province, (iii) Changsha Xindo Park Shopping Center with a total GFA of approximately 12,000 square meters, located in Changsha city, Hunan Province, (iv) Chengdu Xindo Park Shopping Center with a total GFA of approximately 19,000 square meters, located in Chengdu city, Sichuan Province, (v) Zhengzhou Xindo Park Shopping Center with a total GFA of approximately 24,000 square meters, located in Zhengzhou city, Henan Province, (vi) Kunshan Xindo Park Shopping Center with a total GFA of approximately 4,000 square meters, located in Kunshan city, Jiangsu Province, and (vii) Target Shopping Center with a total GFA of approximately 28,090 square feet, located in New York. As of December 31, 2021, we had four projects under construction in which we will retain approximately 203,000 square meters of GFA for development as commercial properties held for lease.

In November 2019, the Group acquired Beijing Ruizhuo Xitou Development Co., Ltd., or Xitou, a related party, for a total consideration of US$16,486,299, representing extinguishment of pre-existing receivable. Xitou is primarily engaged in provision of online platform services for real estate project financing purposes. In November 2019, the Group acquired Beijing Ruizhuo Xichuang Technology Development Co., Ltd., or Xichuang, a related party, for a total consideration of US$11,212,797, thereby extinguishing the pre-existing receivables. Xichuang is primarily engaged in the provision of online platform services for sourcing, sale and purchase of real estate properties. In November 2019, the Group acquired Beijing I-Journey Science and Technology Development Co, Ltd., or I-Journey, a related party, for a total consideration of US$21,062,847, representing extinguishment of pre-existing receivable. I-journey is primarily engaged in the sale of household robots and provision of community cloud services. The acquisitions of Xitou, Xichuang and I-journey were in line with the Group's strategy to extend its business to provide real estate and property management related technology services.

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

Our Markets

We currently operate in 20 geographic markets in China - Beijing, Shanghai, Tianjin, Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan and Qingdao in Shandong Province, Suzhou, Kunshan and Xuzhou in Jiangsu Province, Zhengzhou in Henan Province, Changsha in Hunan Province, Sanya in Hainan Province, Xi’an in Shaanxi Province, Zhuhai and Foshan in Guangdong Province, Dalian in Liaoning Province, Wuhan in Hubei Province and Huzhou and Taizhou in Zhejiang Province. We also operate in the city of New York in the United States, in Malaysia and in London in the United Kingdom.

The following table sets forth the numbers of our projects and the total GFA in each region indicated as of December 31, 2021:

	Properties	Properties			Total
	under	under	Properties	Completed	number
	Construction	planning	held for	projects	of	Total
	(m2)	(m2)	sale (m2)	(m2)	projects	GFA (m2)
China
Beijing	72,623	—	—	133,856	2	206,479
Chengdu	741,594	—	—	651,995	4	1,393,589
Zhengzhou	2,035,027	1,585,800	—	4,459,532	52	8,080,359
Jinan	572,230	—	—	1,194,247	7	1,766,477
Hefei	—	—	—	145,455	1	145,455
Suzhou	156,442	—	—	967,537	10	1,123,979
Kunshan	107,970	—	—	867,524	4	975,494
Xuzhou	—	—	—	232,607	2	232,607
Sanya	—	—	—	119,237	1	119,237
Shanghai	—	—	—	57,770	1	57,770
Changsha	—	—	—	415,343	3	415,343
Xi’an	217,925	—	—	285,998	2	503,923
Zhuhai	—	70,000	—	—	1	70,000
Tianjin	144,581	—	—	139,573	2	284,154
Qingdao	380,588	—	—	161,877	2	542,465
Dalian	107,922	44,500	—	—	3	152,422
Wuhan	—	185,000	—	—	1	185,000
Huzhou	123,756	—	—	—	1	123,756
Foshan	194,404	262,400	—	—	2	456,804
Taizhou	128,397	—	—	—	1	128,397
Sub Total	4,983,459	2,147,700	—	9,832,551	102	16,963,710
United States
Irvine (1)	—	—	2,865	—	1	2,865
Nevada (2)	—	—	N/A	—	1	N/A
New York	10,235	30,112	—	30,855	3	71,202
Total	4,993,694	2,177,812	2,865	9,863,406	107	17,037,777
(1)	The finished condominium project is located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters of the total 72 units from a major United States developer in August 2012. All units were sold as of December 31, 2015.
(2)	Northern Nevada Land Portfolio is a project portfolio comprised of 325 finished lots and 185 acres of undeveloped land at eight different sites in the northern Nevada region near the Reno-Spark metropolitan area. All lots and acres were sold as of December 31, 2015.

For a discussion of revenues from each geographical segment in each of 2020 and 2021, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Discussion of Segment Operations.”

Our Property Projects

Overview

We offer the following four main types of real estate property products:

●	multi-layer apartment buildings, which, in China, are typically six stories or less and normally require nine to 12 months to construct after we obtain the related construction permit;
●	sub-high-rise apartment buildings, which, in China, are typically seven to 11 stories and normally require 12 to 18 months to construct after we obtain the related construction permit;
●	high-rise apartment buildings, which, in China, are typically 12 to 33 stories and normally require 18 to 24 months to construct after we obtain the related construction permit; and
●	offices, mixed-use and commercial properties which we have offered since 2012.

Our projects are in one of the following five stages:

●	properties under construction, comprising properties for which the construction permits have been obtained;
●	properties under planning, comprising properties for which we have entered into land grant contracts and are in the process of obtaining the required permits to begin construction;
●	completed projects, comprising projects for which construction has been completed;
●	properties held for lease, comprising projects for which construction has been completed and which we plan to hold and manage and;
●	properties held for sale, comprising land and properties which we purchase and hold for sale.

The following table sets forth each of our properties currently under construction or planning as of December 31, 2021:

							Total	Number
		Type	Construction	Pre-sale			Number	Of
		of	Commencement	Commencement	Total	Total	Of	Units	GFA
Project Name	Location	Products (1)	Date	Date (2)	Site Area (m2)	GFA (m2)	Units (3)	Sold	Sold (m2)
Jinan Royal Palace	Jinan	H	02/2014	06/2014	140,155	444,442	6,512	5,686	444,033
Hudson	New York	S	07/2017	04/2020	2,323	10,235	92	—	—
Kunshan Xinyu Jiayuan	Kunshan	MU	12/2017	09/2018	18,068	107,970	874	617	101,155
Tianjin Spring Royal Palace II	Tianjin	M/H	10/2015	01/2018	133,499	144,581	1,076	878	133,404
Zhengzhou Hangmei International Wisdom City I	Zhengzhou	H	03/2018	05/2018	73,300	143,181	1,538	1,046	138,086
Chengdu Xinyuan City	Chengdu	MU	06/2018	09/2018	200,906	741,594	7,908	3,520	527,556
Xingyang Splendid IV	Zhengzhou	H	05/2018	09/2018	9,976	151,834	985	729	115,575
Jinan Royal Spring Bay	Jinan	M/H	09/2018	12/2018	69,587	127,788	1,925	549	113,201
Xinyuan Golden Water View City	Zhengzhou	H/C	10/2017	11/2018	45,067	355,301	6,558	1,548	174,508
Zhengzhou Fancy City III	Zhengzhou	H	03/2018	10/2018	27,599	80,628	747	732	78,433
Zhengzhou International New City III C	Zhengzhou	H	06/2018	10/2018	27,231	82,965	1,749	1,612	80,375
Zhengzhou International New City IV	Zhengzhou	H	09/2018	12/2018	50,966	202,103	1,723	1,710	195,762
Dalian International Health Technology Town I	Dalian	M/H	10/2018	12/2018	58,740	98,733	933	932	98,636
Xingyang Splendid V	Zhengzhou	H	04/2019	07/2019	34,308	80,486	708	699	78,089
Zhengzhou International New City IV B10	Zhengzhou	H	07/2018	12/2018	35,181	92,842	1,432	1,289	79,624
Zhengzhou International New City A04	Zhengzhou	H	04/2018	11/2019	19,200	105,987	2,591	1,831	98,063
Foshan Xinchuang AI International Science And Technology Innovation Valley I	Foshan	H	05/2019	10/2019	66,665	194,404	540	521	121,873
Huzhou Silk Town (4)	Huzhou	MU	08/2019	12/2019	84,166	123,756	1,262	132	48,657
Lingshan Bay Dragon Seal	Qingdao	M/H	05/2019	07/2020	340,400	380,588	809	508	84,619
Tongzhou Xinyuan Royal Palace	Beijing	H	07/2020	12/2020	42,444	72,623	1,076	484	47,532
Suzhou He’an Garden (5)	Suzhou	H	12/2019	05/2020	118,667	156,442	1,668	1,199	113,401
Derun project I	Zhengzhou	H	08/2020	07/2020	49,718	122,246	1,036	1,036	122,246
Dalian International Health Technology Town II	Dalian	M	08/2020	09/2020	12,548	9,189	71	69	8,912
Taizhou Yihe Yayuan	Taizhou	H	04/2019	10/2019	61,107	128,397	1,081	1,081	128,397
Xinyuan Yuanyang Zhen Garden (6)	Zhengzhou	H	05/2021	05/2021	8,123	142,000	1,384	433	40,160
Xinyuan Zijin Royal Palace (7)	Zhengzhou	H	08/2021	09/2021	39,371	198,025	1,670	155	17,297
Xinyuan Yue Royal Palace	Zhengzhou	MU	01/2021	06/2021	79,090	277,429	2,172	356	45,935
Xi’an Xinyuan Royal Palace	Xi’an	MU	12/2020	02/2021	80,673	217,925	1,149	722	114,784
Subtotal					1,929,078	4,993,694	51,269	30,074	3,350,313
Wuhan Canglong Royal Palace	Wuhan	MU	TBD	TBD	53,787	185,000	TBD	—	—
Zhengzhou International New City (pending staging)	Zhengzhou	TBD	TBD	TBD	206,728	1,393,100	TBD	—	—
Zhuhai Xin World	Zhuhai	MU	TBD	TBD	14,107	70,000	TBD	—	—
Zhengzhou Hangmei Project (pending staging)	Zhengzhou	TBD	TBD	TBD	205,201	192,700	TBD	—	—
Dalian International Health Technology Town II	Dalian	M/H	TBD	TBD	37,078	44,500	TBD	—	—
Foshan Xinchuang AI International Science And Technology Innovation Valley II	Foshan	MU	TBD	TBD	86,775	262,400	TBD	—	—
Flushing	New York	MU	TBD	TBD	3,895	30,112	TBD	—	—
Subtotal					607,571	2,177,812

Total					2,536,649	7,171,506	51,269	30,074	3,350,313
(1)	“M” refers to multi-layer buildings, “H” refers to high-rise buildings, “S” refers to sub-high-rise buildings, “C” refers to commercial properties and “MU” refers to office, mixed-use and commercial properties.
(2)	Pre-sale commencement dates refer to dates on which we began or expect to begin pre-sale activities after receiving the relevant pre-sale permits.
(3)	“TBD” refers to “to be determined” as of December 31, 2021.
(4)	The Company owns 78.46% equity interest in a joint venture, Huzhou Xinhong Town Construction and Development Co., Ltd. which develops Huzhou Silk Town. The Company accounts for its investment under the equity method.
(5)	The Company owns 24% equity interest in Suzhou Kairongchen Real Estate Co., Ltd., which is developing Suzhou He’an Garden. The Company accounts for its investment under the equity method.
(6)	The Company owns 51% equity interest in Xinyuan Yuanyang Zhen Garden, a project cooperated with Yuanyang.
(7)	Zhengzhou Xinwo Real Estate Co., Ltd. is developing Xinyuan Zijin Royal Palace. The Company accounts for its investment under the equity method.

Properties under Construction

Zhengzhou, Henan Province

Zhengzhou Hangmei International Wisdom City I. The land is located in Xinzheng District, Zhengzhou. This project covers a site area of 73,300 square meters and is expected to have a total GFA of 143,181 square meters, of which 143,181 square meters are for high-rise buildings. We acquired the site in December 2017 and commenced construction in March 2018, and began to deliver units in 2021. This project, when completed, will consist of 1,538 units. We started pre-sale in May 2018, and as of December 31, 2021, we sold 1,046 units with a total GFA of 138,086 square meters.

Xingyang Splendid IV. The land is located southwest of Guangwu Road and Wangcun Road, Xingyang. This project covers a site area of 9,976 square meters and is expected to have a total GFA of 151,834 square meters, of which 136,658 square meters are for high-rise buildings and 15,177 square meters are for retail stores. We acquired the site in September 2014 and commenced construction in May 2018, and began to deliver units in 2021. This project, when completed, will consist of 985 units. We started pre-sale in September 2018. As of December 31, 2021, we sold 729 units with a total GFA of 115,575 square meters.

Xinyuan Golden Water View City. The land is located on Heizhuzhuang Road, Jinshui District, Zhengzhou. This project covers a site area of 45,067 square meters and is expected to have a total GFA of 355,301 square meters, of which 297,909 square meters are for high-rise buildings, 24,322 square meters are for public rental housing, 27,483 square meters are for retail stores, and 5,587 square meters are for basements. We acquired the site in June 2017 and commenced construction in October 2017, and began to deliver units in 2021. This project, when completed, will consist of 6,558 units. We started pre-sale in November 2018. As of December 31, 2021, we sold 1,548 units with a total GFA of 174,508 square meters.

Zhengzhou Fancy City III. The land is located west of Songshan Road and on 4th Ring Road, Zhengzhou. This project covers a site area of 27,599 square meters and is expected to have a total GFA of 80,628 square meters, of which 78,075 square meters are for high-rise buildings, 1,048 square meters are for retail stores, and 1,480 square meters are for basements. We acquired the site in December 2017 and commenced construction in March 2018, and began to deliver units in 2021. This project, when completed, will consist of 747 units. We started pre-sale in October 2018. As of December 31, 2021, we sold 732 units with a total GFA of 78,433 square meters.

Zhengzhou International New City III C. The land is located on south 3rd Ring Road, Zhengzhou. This project covers a site area of 27,231 square meters and is expected to have a total GFA of 82,965 square meters, of which 74,327 square meters are for high-rise buildings, and 7,962 square meters are for retail stores. We acquired the site in February 2017 and commenced construction in June 2018, and began to deliver units in 2021.This project, when completed, will consist of 1,749 units. We started pre-sale in October 2018, and as of December 31, 2021, we sold 1,612 units with a total GFA of 80,375 square meters.

Zhengzhou International New City IV. The land is located on south 3rd Ring Road, Zhengzhou. This project covers a site area of 50,966 square meters and is expected to have a total GFA of 202,002 square meters, of which 191,584 square meters are for high-rise buildings, and 8,067 square meters are for retail stores. We acquired the site in May 2018 and commenced construction in September 2018, and began to deliver units in 2021. This project, when completed, will consist of 1,723 units. We started pre-sale in December 2018, and as of December 31, 2021, we sold 1,710 units with a total GFA of 195,762 square meters.

Xingyang Splendid V. The land is located southwest of Guangwu Road and Wangcun Road, Xingyang. This project covers a site area of 34,308 square meters and is expected to have a total GFA of 80,486 square meters, of which 78,220 square meters are for high-rise buildings, and 2,266 square meters are for retail stores. We acquired the site in September 2014 and commenced construction in April 2019, and began to deliver units in 2021. This project, when completed, will consist of 708 units. We started pre-sale in July 2019. As of December 31, 2021, we sold 699 units with a total GFA of 78,089 square meters.

Zhengzhou International New City IV B10. The land is located on south 3rd Ring Road, Zhengzhou. This project covers a site area of 35,181 square meters and is expected to have a total GFA of 92,751 square meters, of which 91,425 square meters are for high-rise buildings, and 869 square meters are for retail stores. We acquired the site in July 2018 and commenced construction in September 2018, and began to deliver units in 2021.This project, when completed, will consist of 1,432 units. We started pre-sale in December 2018, and as of December 31, 2021, we sold 1,289 units with a total GFA of  79,624 square meters.

Zhengzhou International New City A04. The land is located on south 3rd Ring Road, Zhengzhou. This project covers a site area of 19,200 square meters and is expected to have a total GFA of 105,987 square meters, of which 102,919 square meters are for high-rise buildings, and 2,030 square meters are for retail stores. We acquired the site in May 2018 and commenced construction in September 2018, and began to deliver units in 2021. This project, when completed, will consist of 2,591 units. We started pre-sale in November 2019, and as of December 31, 2021, we sold 1,831 units with a total GFA of 98,063 square meters.

Derun Peoject I. The land is located west of Jingguan South Road and south of Lijiang Road Zhengzhou. This project covers a site area of 49,718 square meters and is expected to have a total GFA of 122,246 square meters, of which 122,246 square meters are for high-rise buildings. We acquired the site in July 2020 and commenced construction in July 2020, and expected to deliver units in 2022. This project, when completed, will consist of 1,036 units. We started pre-sale in July 2020, and as of December 31, 2021, we sold 1,036 units with a total GFA of 122,246 square meters.

Xinyuan Yuanyang Zhen Garden. The land is located east of Sanguan Middle Road and south of Baishe Road Zhengzhou. This project covers a site area of 8,123 square meters and is expected to have a total GFA of 142,000 square meters. We acquired the site in December 2020 and commenced construction in May 2021, and expected to deliver units in 2024. This project, when completed, will consist of 1,384 units. We started pre-sale in May 2021, and as of December 31, 2021, we sold 433 units with a total GFA of 40,160 square meters.

Xinyuan Zijin Royal Palace. The land is located on south 3rd Ring Road Zhengzhou. This project covers a site area of 39,371 square meters and is expected to have a total GFA of 198,025 square meters. We acquired the site in December 2020 and commenced construction in August 2021 and expected to deliver units in 2024. This project, when completed, will consist of 1,670 units. We started pre-sale in September 2021, and as of December 31, 2021, we sold 155 units with a total GFA of 17,297 square meters.

Xinyuan Yue Royal Palace. The land is located in Zhongmou County, Zhengzhou. This project covers a site area of 79,090 square meters and is expected to have a total GFA of 277,429 square meters. We acquired the site in January 2021 and commenced construction in January 2021, and expected to deliver units in 2023. This project, when completed, will consist of 2,172 units. We started pre-sale in June 2021, and as of December 31, 2021, we sold 356 units with a total GFA of 45,935 square meters.

Jinan, Shandong Province

Jinan Royal Palace. The land is located south of Qingyuan Road and east of Lashanhe Road, Huaiyin District, Jinan. This project covers a site area of 140,155 square meters and is expected to have a total GFA of 444,442 square meters, of which 399,907 square meters are for high-rise buildings, 26,094 square meters are for retail stores and 18,441 square meters are for basements. We acquired the site in November 2013, commenced construction of this project in February 2014, and began to deliver units in 2016. This project, when completed, will consist of 6,512 units. We started pre-sale in June 2014, and as of December 31, 2021, we sold 5,686 units with a total GFA of 444,033 square meters.

Jinan Royal Spring Bay. The land is located in Zhangqiu District, Zhangqiu. This project covers a site area of 69,587 square meters and is expected to have a total GFA of 127,788 square meters, of which 83,982 square meters are for high-rise buildings, 27,921 square meters are for multi-layer buildings, 4,265 square meters are for retail stores and 11,620 square meters are for basements. We acquired the site in June 2018, commenced construction of this project in September 2018, and began to deliver units in 2021. This project, when completed, will consist of 1,925 units. We started pre-sale in December 2018, and as of December 31, 2021, we sold 549 units with a total GFA of 113,201 square meters.

Qingdao, Shandong Province

Lingshan Bay Dragon Seal. The land is located in Huangdao District, Qingdao. This project covers a site area of 340,400 square meters and is expected to have a total GFA of 380,588 square meters. We acquired the site in July 2017, commenced construction in May 2019, and expect to deliver units in 2024. This project, when completed, will consist of 809 units. We started pre-sale in July 2020, and as of December 31, 2021, we sold 508 units with a total GFA of 84,619 square meters.

Suzhou, Jiangsu Province

Suzhou He'an Garden. The land is located in New District, Suzhou. This project covers a site area of 118,667 square meters and is expected to have a total GFA of 156,442 square meters. We acquired the site in May 2019, commenced construction in December 2019, and expect to deliver units in 2022. This project, when completed, will consist of 1,668 units. We started pre-sale in May 2020, and as of December 31, 2021, we sold 1,199 units with a total GFA of 113,401 square meters.

Kunshan, Jiangsu Province

Kunshan Xinyu Jiayuan. The land is located in Huaqiao District, South of Kunshan. This project covers a site area of 18,068 square meters and is expected to have a total GFA of 107,970 square meters, of which 103,081 square meters are for high-rise buildings, and 4,889 square meters are for office buildings. We acquired the site in July 2017 and commenced construction of this project in December 2017, and began to deliver units in 2021. This project, when completed, will consist of 874 units. We started pre-sale in September 2018, and as of December 31, 2 2021, we sold 617 units with a total GFA of 101,155 square meters.

Tianjin

Tianjin Spring Royal Palace II. The land is located inSicundian Town, Wuqing District, Tianjin. This project covers a site area of 133,499 square meters and is expected to have a total GFA of 144,581 square meters, of which 71,602 square meters are for high-rise buildings, 1,291 square meters are for retail stores, and 71,688 square meters are for multi-layer buildings. We acquired the site in November 2014, commenced construction in October 2015, and began to deliver units in 2020. This project, when completed, will consist of 1,076 units. We started pre-sale in January 2018, and as of December 31, 2021, we sold 878 units with a total GFA of 133,404 square meters.

Beijing

Tongzhou Xinyuan Royal Palace. The land is located  in Liyuan Town, Tongzhou District, Beijing. This project covers a site area of 42,444 square meters and is expected to have a total GFA of 72,623 square meters. We acquired the site in May 2016, commenced construction in July 2020, and expect to deliver units in 2022. This project, when completed, will consist of 1,076 units. We started pre-sale in December 2020, and as of December 31, 2021, we sold 484 units with a total GFA of 47,532 square meters.

Chengdu, Sichuan Province

Chengdu Xinyuan City. The land is located in Pidu Distric, Chengdu. This project covers a site area of 200,906 square meters and is expected to have a total GFA of 741,594 square meters, of which 716,713 square meters are for high-rise buildings, and 25,161 square meters are for retail stores. We acquired the site in December 2017, commenced construction in June 2018, and began to deliver units in 2021. We started pre-sale in September 2018, and as of December 31, 2021, we sold 3,520 units with a total GFA of  527,556 square meters.

Dalian, Liaoning Province

Dalian International Health Technology Town I. The land is located in Lvshunkou District, Dalian. This project covers a site area of 58,740 square meters and is expected to have a total GFA of 103,845 square meters, of which 71,677 square meters are for high-rise buildings, 5,112 square meters are for retail stores, 27,056 square meters are for multi-layer buildings. We acquired the site in August 2018, commenced construction in October 2018, and expect to deliver units in 2022. This project, when completed, will consist of 933 units. We started pre-sale in December 2018, and as of December 31, 2021, we sold 932 units with a total GFA of 98,636 square meters.

Dalian International Health Technology Town II. The land is located in Lvshunkou District, Dalian. This project covers a site area of 12,548 square meters and is expected to have a total GFA of 9,189 square meters. We acquired the site in August 2018, commenced construction in August 2020, and expect to deliver units in 2022. This project, when completed, will consist of 71 units. We started pre-sale in September 2020, and as of December 31, 2021, we sold 69 units with a total GFA of 8,912 square meters.

Foshan, Guangdong Province

Foshan Xinchuang AI International Science and Technology Innovation Valley I. The land is located in Gaoming District, Foshan. This project covers a site area of 66,665 square meters and is expected to have a total GFA of 194,404 square meters, of which 190,514 square meters are for high-rise buildings, 3,890 square meters are for retail stores. We acquired the site in May 2019, commenced construction in May 2019, and began to deliver units in 2021. This project, when completed, will consist of 540 units. We started pre-sale in October 2019, and as of December 31, 2021, we sold 521 units with a total GFA of 121,873 square meters.

Huzhou, Zhejiang Province

Huzhou Silk Town. The land is located in Wuxing District, Huzhou. This project covers a site area of 84,166 square meters and is expected to have a total GFA of 123,756 square meters, of which 113,905 square meters are for high-rise buildings, 4,530 square meters are for retail stores. We acquired the site in Autunm 2019, and began to deliver units in 2021. This project, when completed, will consist of 1,262 units. We started pre-sale in December 2019, and as of December 31, 2021, we sold 132 units with a total GFA of  48,657 square meters.

Taizhou, Zhejiang Province

Taizhou Yihe Yayuan. The land is located in Luqiao District, Taizhou. This site covers a site area of 61,107 square meters and is expected to have a total GFA of 128,397 square meters, of which 109,869 square meters are for high-rise buildings, 18,528 square meters are for retail stores. We acquired the site in May 2019, and began to deliver units in 2021. This project, when completed, will consist of 1,081 units. We started pre-sale in October 2019, and as of December 31, 2021, we sold all units.

Xi’an, Shaanxi Province

Xinyuan Chang’an Royal Palace. The land is located in the southwest corner of Shenzhou 3th Road and Aerospace Middle Road in the Xi'an Aerospace Base, Xi'an. This site covers a site area of 80,673 square meters and is expected to have a total GFA of 217,925 square meters. We acquired the site in May 2017 and expect to deliver units in 2023. This project, when completed, will consist of 1,149 units. We started pre-sale in February 2021, and as of December 31, 2021, we sold 722 units with a total GFA of 114,784 square meters.

U.S.

Hudson Garden project - the Bloom on Forty Fifth. The land is located at 500 W 45th St., New York, NY. The project consists of a seven-storey mixed use scheme, providing 92 residential apartments comprising studios, one-bed, two-bed, three-bed and four-bed apartments, including 35,000 sq ft of retail space. The development achieved final completion in 2021.

London, United Kingdom.

Amory Tower project. Previously named as the Madison project, it is located at Canary Wharf. It is a 53-storey residential tower. The development achieved final completion in 2021.

Properties under Planning

Zhengzhou International New City (pending staging). The land is located on south 3rd Ring Road, Zhengzhou, Henan Province, and is currently under planning. It will cover a site area of 206,728 square meters and is expected to have a total GFA of 1,393,100 square meters. We acquired the site in 2017.

Zhengzhou Hangmei Project (pending staging). The land is located in Xinzheng District , Zhengzhou, Henan Province. It will cover a site area of 205,201 square meters and is expected to have a total GFA of 192,700 square meters. We acquired the site in December 2017.

Wuhan Canglong Royal Palace. The land is located in Jiangxia District, Wuhan, Hubei Province. It will cover a site area of 53,787 square meters and is expected to have a total GFA of 185,000 square meters. We acquired the site in May 2018.

Dalian International Health Technology Town II. The land is located in Lvshunkou District, Dalian, Liaoning Province. It will cover a site area of 37,078 square meters and is expected to have a total GFA of 44,500 square meters. We acquired the site in August 2018.

Zhuhai Xin World. The land is located in Xiangzhou District, Zhuhai, Guangdong Province. It will cover a site area of 14,107 square meters and is expected to have a total GFA of 70,000 square meters. We acquired the site in January 2019.

Foshan Xinchuang AI International Science and Technology Innovation Valley II. The land is located in Gaoming District, Foshan, Guangdong Province. It will cover a site area of 86,775 square meters and is expected to have a total GFA of 262,400 square meters. We acquired the site in June 2019.

U.S. Flushing Project. The land is located at 135-35 Northern Blvd in Flushing, Queens, New York. We acquired the site in August 2016. As of December 31, 2021, the property demolition completed, with the only remaining structure being protected landmarks. The landmark artifacts have been removed and stored offsite in anticipation for preservation and restoration. Design and entitlement of the new development continues to progress in anticipation for the next phase. It is expected to have a total GFA of 30,112 square meters.

Completed Projects

The following table sets forth our completed projects as of December 31, 2021.

		Type		Total		Total
		of	Completion	Site Area	Total	Number of	Number of	GFA
Project Name	Location	Products	Date	(m2)	GFA (m2)	Units	Units Sold	Sold (m2)
Zhengzhou Longhai Star Garden	Zhengzhou	M/H/S	12/2000	11,719	39,975	239	239	39,975
Zhengzhou Xinyuan Splendid
Zhengzhou Xinyuan Splendid 1A	Zhengzhou	M/S	07/2002	35,444	62,623	484	484	62,623
Zhengzhou Xinyuan Splendid 1B	Zhengzhou	M	04/2004	21,800	43,673	333	333	43,673
Zhengzhou Xinyuan Splendid 2A	Zhengzhou	M	04/2003	23,460	39,996	271	271	39,996
Zhengzhou Xinyuan Splendid 2B	Zhengzhou	M	06/2004	19,295	27,041	86	86	27,041
Zhengzhou Xinyuan Splendid 2C	Zhengzhou	S	04/2004	9,968	21,748	132	132	21,748
Zhengzhou Xinyuan Splendid 3A3B3C	Zhengzhou	M/S	08/2005	51,014	114,774	792	792	114,774
Zhengzhou Xinyuan Splendid Haojinge	Zhengzhou	H	11/2004	8,298	31,089	166	166	31,089
Zhengzhou Xinyuan Splendid City Homestead	Zhengzhou	M	08/2005	23,606	45,378	369	369	45,378
Zhengzhou Xinyuan Splendid Subtotal				192,885	386,322	2,633	2,633	386,322
Zhengzhou City Manor	Zhengzhou	M	03/2006	63,089	118,716	1,633	1,633	118,716
Zhengzhou City Family	Zhengzhou	M	12/2006	21,380	39,226	720	720	39,226
Zhengzhou Central Garden-East	Zhengzhou	M/H/S	09/2007	60,849	165,206	1,624	1,624	165,206
Zhengzhou Central Garden-West	Zhengzhou	M/H/S	09/2007	79,464	190,384	1,796	1,796	190,384
Jinan City Family	Jinan	M	11/2007	47,411	61,065	785	785	61,065
Suzhou Lake Splendid	Suzhou	M/H/S	01/2009	130,945	198,113	2,326	2,326	198,113
Hefei Wangjiang Garden	Hefei	M/H	04/2009	51,939	145,455	1,649	1,649	145,455
Suzhou Colorful Garden	Suzhou	M/H	04/2009	41,365	81,506	970	970	81,506
Jinan Elegant Scenery	Jinan	H/S	06/2009	61,502	100,386	1,127	1,127	100,386
Zhengzhou Finance Square	Zhengzhou	H	06/2009	8,410	67,225	917	917	67,225
Zhengzhou Yipin Xiangshan Phase I	Zhengzhou	M/S	12/2009	57,289	94,249	979	979	94,249
Jinan International City Garden	Jinan	H/S	01/2010	93,928	264,357	4,672	4,661	263,793
Zhengzhou Xinyuan Colorful Garden	Zhengzhou	M/H	01/2010	74,462	191,781	2,233	2,233	191,781
Xuzhou Colorful Garden	Xuzhou	M/H	01/2012	46,777	101,762	858	858	101,762
Suzhou International City Garden	Suzhou	H	12/2011	119,089	228,691	2,436	2,436	228,691
Chengdu Xinyuan Splendid I	Chengdu	H	06/2011	34,007	231,032	4,081	4,081	231,032
Chengdu Xinyuan Splendid II	Chengdu	H	10/2012	30,497	217,581	2,782	2,782	217,581
Zhengzhou Modern City	Zhengzhou	H/S	12/2012	60,556	232,054	2,934	2,934	232,054
Kunshan International City Garden	Kunshan	M/H	12/2012	200,008	497,972	5,133	5,133	497,972
Zhengzhou Yipin Xiangshan Phase II	Zhengzhou	M/S	01/2013	81,345	200,164	2,209	2,209	200,164
Zhengzhou Century East A	Zhengzhou	M/H	12/2013	22,418	76,469	765	765	76,469
Zhengzhou Century East B	Zhengzhou	H	08/2013	51,372	166,481	1,709	1,709	166,481
Zhengzhou Royal Palace	Zhengzhou	M/H	06/2014	45,716	135,920	2,061	2,061	135,920
Suzhou Xin City	Suzhou	H	09/2015	51,246	127,291	1,334	1,334	127,291
Jinan Xinyuan Splendid	Jinan	M/H	10/2015	200,180	572,398	7,387	7,386	572,346
Beijing Xindo Park	Beijing	MU	11/2015	57,862	133,856	1,446	1,232	132,359
Zhengzhou Xin City	Zhengzhou	H	03/2016	61,078	210,022	2,639	2,596	208,978
Xingyang Splendid I	Zhengzhou	H	03/2016	40,782	114,997	1,427	1,238	114,997
Zhengzhou Thriving Family	Zhengzhou	H	04/2016	44,169	131,245	1,913	1,638	131,046
Suzhou Lake Royal Palace	Suzhou	M/H	06/2016	114,624	169,781	1,569	1,569	169,781
Shanghai Royal Palace	Shanghai	H	07/2016	28,600	57,770	622	535	46,406
Chengdu Thriving Family	Chengdu	H	08/2017	75,008	203,382	2,515	2,447	202,709
Sanya Yazhou Bay No.1	Sanya	MU	10/2017	78,765	119,237	1,605	1,605	119,237
Kunshan Royal Palace	Kunshan	M/S/H	11/2017	145,776	280,593	2,658	2,604	280,091
Changsha Xinyuan Splendid	Changsha	H/C	12/2017	89,460	252,361	2,952	2,923	247,231
Xi’an Metropolitan	Xi’an	MU	11/2017	85,118	285,998	2,602	2,464	282,730
Jinan Xin Central	Jinan	MU	11/2017	51,352	196,041	2,715	2,668	195,757
Zhengzhou Xindo Park	Zhengzhou	C	12/2018	40,218	134,206	2,170	2,162	133,906
Henan Xin Central I	Zhengzhou	H	09/2018	86,781	261,266	3,177	3,017	252,918
Zhengzhou Fancy City I	Zhengzhou	H	12/2018	50,656	166,524	1,725	1,479	161,621
Zhengzhou Fancy City II (South)	Zhengzhou	H	12/2018	27,486	84,274	766	765	82,829
Kunshan Xindo Park	Kunshan	H/C	10/2018	47,523	88,959	1,077	1,055	88,341
New York Oosten	New York	S	12/2016	8,094	30,855	216	188	23,769
Xingyang Splendid II	Zhengzhou	MU	12/2019	60,556	118,530	1,575	1,464	99,179
Xuzhou Colorful City	Xuzhou	M/H	06/2019	45,046	130,845	1,453	1,302	130,845
Tianjin Spring Royal Palace I	Tianjin	M/H	12/2019	131,021	139,573	1,050	1,045	131,544
Zhengzhou International New City I	Zhengzhou	H	12/2019	89,088	356,676	3,135	3,048	355,418
Henan Xin Central II	Zhengzhou	H	12/2019	37,126	109,325	1,360	1,216	108,965
Xingyang Splendid III	Zhengzhou	H	09/2019	47,709	120,873	1,106	1,099	120,376
Changsha Mulian Royal Palace	Changsha	H	12/2019	32,158	90,940	694	694	90,940
Zhengzhou International New City II	Zhengzhou	H	12/2019	41,821	176,124	1,558	1,498	173,167
Zhengzhou Fancy City II (North)	Zhengzhou	C	06/2020	30,175	108,916	3,070	2,970	102,942
Zhengzhou International New City III A	Zhengzhou	H	09/2020	22,225	97,044	864	864	97,045
Changsha Furong Thriving Family	Changsha	MU	12/2019	23,418	72,042	705	705	72,042
Suzhou Gusu Shade I (Suzhou New Project)	Suzhou	M	11/2020	10,063	11,957	78	73	10,884
Suzhou Gusu Shade II	Suzhou	M	11/2020	10,219	14,324	96	66	12,602
Suzhou Suhe Bay	Suzhou	H	12/2020	16,627	62,561	479	479	62,561
Suzhou Galaxy Bay	Suzhou	H/C	12/2020	21,183	73,313	718	718	73,313
Qingdao Royal Dragon Bay	Qingdao	MU	08/2021	64,442	161,877	809	785	136,807
Zhengzhou International New City III B	Zhengzhou	H	01/2021	26,102	119,264	1,336	1,332	118,678
Zhengzhou International New City III D	Zhengzhou	H/C	02/2021	15,119	46,074	448	448	45,514
Total				3,797,298	9,863,406	112,320	109,971	9,748,693

As of December 31, 2021, we completed 70 projects comprising 112,320 units with a total GFA of 9,863,406 square meters. More than 97.9% of the units were sold. The status of completed projects in the last three years is discussed below:

Zhengzhou Xin City. The land is located south of Yongping Road and east of Kangping Road, New-East-Zheng District, Zhengzhou, Henan Province. This project covers a site area of 61,078 square meters and is expected to have a total GFA of 210,022 square meters, of which 195,537 square meters are for high-rise buildings, 10,467 square meters are for retail stores, 4,018 square meters are for basements. We acquired the site in December 2011, commenced construction of this project in March 2013, and began to deliver units in 2015. This project consists of 2,639 units. We started pre-sale in September 2013, and as of December 31, 2021, we sold 2,596 units with a total GFA of 208,978 square meters.

Zhengzhou Thriving Family. The land is located south of Bairong Road and east of Nangang Road, Zhengzhou, Henan Province. This project covers a site area of 44,169 square meters and has a total GFA of 131,245 square meters, of which 113,488 square meters are for high-rise buildings, 1,135 square meters are for retail stores, 3,159 square meters are for basements and 13,463 square meters are for public rental housing. We acquired the site in September 2013, commenced construction of this project in April 2014, and delivered it in 2016. This project consists of 1,913 units. We started pre-sale in June 2014, and as of December 31, 2021, we sold 1,638 units with a total GFA of 131,046 square meters.

Xingyang Splendid I. The land is located south of Zhengshang Road Xingyang, Henan Province. This project covers a site area of 40,782 square meters and has a total GFA of 114,997 square meters, of which 114,997 square meters are for high-rise buildings. We acquired the site in November 2013, commenced construction of this project in April 2014, and began to deliver units in 2016. This project consists of 1,427 units. We started pre-sale in May 2014, and as of December 31, 2021, we sold 1,238 units of 114,997 square meters.

Suzhou Lake Royal Palace. The land is located east of Yinshanhu Road and north of Xingguo Road, in the Wuzhong economic development zone in Suzhou, Jiangsu Province. This project covers a site area of 114,624 square meters and has a total GFA of 169,781 square meters, of which 119,034 square meters are for high-rise buildings, 50,747 square meters are for multi-layer buildings and 1,410 square meters are for retail stores. We acquired the site in September 2013, commenced construction of this project in April 2014, and began to deliver units in 2016. This project consists of 1,569 units. We started pre-sale in July 2014, and as of December 31, 2021, we sold 1,569 units with a total GFA of 169,781 square meters.

Shanghai Royal Palace. The land is located in Zhaoxiang Town, Qingpu District, Shanghai. This project covers a site area of 28,600 square meters and has a total GFA of 57,770 square meters, of which 45,652 square meters are for high-rise buildings and 12,118 square meters are for retail stores. We acquired the site in April 2014, commenced construction of this project in August 2014, and began to deliver units in 2016. This project consists of 622 units. We started pre-sale in January 2015, and as of December 31, 2021, we sold 535 units with a total GFA of 46,406 square meters.

Chengdu Thriving Family. The land is located in the Huayangyixin Community, Chengdu, Sichuan Province. This project covers a site area of 75,008 square meters and has a total GFA of 203,382 square meters, of which 176,480 square meters are for high-rise buildings and 26,902 square meters are for retail stores. We acquired the site in January 2014, commenced construction of this project in June 2014, and began to deliver units in 2016. This project consists of 2,515 units. We started pre-sale in September 2014, and as of December 31, 2021, we sold 2,447 units with a total GFA of 202,709 square meters.

Sanya Yazhou Bay No.1. The land is located in the Creative Industry Park in Yacheng Town, Sanya, Hainan Province. This project covers a site area of 78,765 square meters and has a total GFA of 119,237 square meters, of which 105,569 square meters are for high-rise buildings, 9,808 square meters are for multi-layer buildings and 2,208 square meters are for retail stores. We acquired the site in January 2014, commenced construction of this project in November 2014, and began to deliver units in 2016. This project consists of 1,605 units. We started pre-sale in November 2014, and as of December 31 2021, we sold 1,605 units with a total GFA of 119,237 square meters.

Kunshan Royal Palace. The land is located east of Xihuan Road and south of Guiyi Road,  Huaqiao Town, Kunshan, Jiangsu Province. This project covers a site area of 145,776 square meters and has a total GFA of 280,593 square meters, of which 65,178 square meters are for multi-layer buildings, 205,445 square meters are for high-rise buildings, 642 square meters are for basements and 9,328 square meters are for retail stores. We acquired the site in October 2013, commenced construction of this project in October 2013, and began to deliver units from 2015. This project consists of 2,658 units. We started pre-sale in November 2013, and as of December 31, 2021, we sold 2,604 units with a total GFA of 280,091 square meters.

Changsha Xinyuan Splendid. The land is located on Dongfanghong South Road, Yuelu District, Changsha, Hunan Province. This project covers a site area of 89,460 square meters and has a total GFA of 252,361 square meters, of which 229,366 square meters are for high-rise buildings and 22,286 square meters are for retail stores. We acquired the site in March 2014, commenced construction of this project in August 2014, and began to deliver units in 2016. This project consists of 2,952 units. We started pre-sale in November 2014, and as of December 31, 2021, we sold 2,923 units with a total GFA of 247,231.

Xi'an Metropolitan. The land is located north of Fenghe Road, Xi'an, Shaanxi Province. This project covers a site area of 85,118 square meters and has a total GFA of 285,998 square meters, of which 207,080 square meters are for high-rise buildings, 16,119 square meters are for retail stores, and 62,798 square meters are for office buildings. We acquired the site in July 2014, commenced construction of this project in December 2014, and began to deliver units in 2016. This project consists of 2,602 units. We started pre-sale started in December 2014, and as of December 31, 2021, we sold 2,464 units with a total GFA of 282,730 square meters.

Jinan Xin Central. The land is located south of Huayuan Road and west of Huaxin Road, Jinan, Shandong Province. This project covers a site area of 51,352 square meters and has a total GFA of 196,041 square meters, of which 99,284 square meters are for high-rise buildings, 32,371 square meters are for retail stores, 51,022 square meters are for office buildings, 6,231 square meters are for public rental housing and 5,502 square meters are for basements. We acquired the site in March 2015, commenced construction of this project in May 2015, and began to deliver units in 2016. This project consists of 2,715 units. We started pre-sale in May 2015, and as of December 31, 2021, we sold 2,668 units with a total GFA of 195,757 square meters.

Zhengzhou Xindo Park (commercial). The land is located south of Bairong Road and west of Daxue Road, Zhengzhou, Henan Province. This project covers a site area of 40,218 square meters and has a total GFA of 134,206 square meters, of which 109,948 square meters are for office buildings and 24,116 square meters are for retail stores. We acquired the site in September 2013, commenced construction of this project in January 2015, and began to deliver units in 2017. This project consists of 2,170 units. We started pre-sale in April 2015, and as of December 31, 2021, we sold 2,162 units with a total GFA of 133,906 square meters.

Henan Xin Central I. The land is located south of Bairong Road and east of Xingyuan Road, Zhengzhou, Henan Province. This project covers a site area of 86,781 square meters and has a total GFA of 261,266 square meters, of which 210,939 square meters are for high-rise buildings, 16,028 square meters are for retail stores, 26,040 square meters are for public rental housing and 8,485 square meters are for basements. We acquired the site in December 2014 and commenced construction in July 2015, and began to deliver units in 2017. This project consists of 3,177 units. We started pre-sale in July 2015, and as of December 31, 2021, we sold 3,017 units with a total GFA of 252,918 square meters.

Zhengzhou Fancy City I. The land is located south of Dingsheng Road and west of Siji Road, Zhengzhou, Henan Province. This project covers a site area of 50,656 square meters and has a total GFA of 166,524 square meters, of which 134,039 square meters are for high-rise buildings, 10,167 square meters are for retail stores, 16,741 square meters are for public rental housing and 5,762 square meters are for basements. We acquired the site in December 2014 and commenced construction in September 2015, and began to deliver units in 2017. This project consists of 1,725 units. We started pre-sale in October 2015, and as of December 31, 2021, we sold 1,479 units with a total GFA of 161,621 square meters.

Zhengzhou Fancy City II (South). The land is located west of Songshan Road on the 4th Ring Road, Zhengzhou, Henan Province. This project covers a site area of 27,486 square meters and has a total GFA of 84,274 square meters, of which 78,445 square meters are for high-rise buildings, 3,628 square meters are for retail stores and 2,201 square meters are for basements. We acquired the site in April 2016 and commenced construction in June 2016, and began to deliver units in 2018. This project consists of 766 units. We started pre-sale in June 2016, and as of December 31, 2021, we sold 765 units with a total GFA of 82,829 square meters.

Kunshan Xindo Park. The land is located in the Huaqiao area within the Shanghai Outer Ring Expressway, Kunshan, Jiangsu Province. This project covers a site area of 47,523 square meters and has a total GFA of 88,959 square meters, of which 72,750 square meters are for high-rise buildings and 16,252 square meters are for retail stores. We acquired the site in April 2016, commenced construction of this project in July 2016, and began to deliver units in 2018. This project consists of 1,077 units. We started pre-sale in July 2016, and as of December 31, 2021, we sold 1,055 units with a total GFA of 88,341 square meters.

Xingyang Splendid II. The land is located south of Zhengshang Road, Xingyang, Henan Province. This project covers a site area of 60,556 square meters and has a total GFA of 118,530 square meters, of which 118,530 square meters are for high-rise buildings. We acquired the site of 7,577 square meters in November 2013 and 52,979 square meters in August 2014, commenced construction of this project in December 2014, and began to deliver units in 2017. This project consists of 1,575 units. We started pre-sale in December 2014, and as of December 31, 2021, we sold 1,464 units with a total GFA of 99,179 square meters.

Xuzhou Colorful City. The land is located south of Kuangshan Road, Quanshan District, Xuzhou, Jiangsu Province. This project covers a site area of 45,046 square meters and has a total GFA of 130,845 square meters, of which 17,600 square meters are for multi-layer buildings, 93,889 square meters are for high-rise buildings 6,972 square meters are for retail stores and 12,379 square meters are for basements. We acquired the site in December 2011, commenced construction of this project in June 2013, and began to deliver units in 2016. This project consists of 1,453 units. We started pre-sale in November 2013, and as of December 31, 2021, we sold 1,302 units with a total GFA of 130,845 square meters.

Tianjin Spring Royal Palace I. The land is located in Wuqing District, Sicundian Town, Tianjin. This project covers a site area of 131,021 square meters and has a total GFA of 139,573 square meters, of which 73,383 square meters are for high-rise buildings, 5,328 square meters are for retail stores, and 60,979 square meters are for multi-layer buildings. We acquired the site in November 2014, commenced construction in October 2015, and began to deliver units in 2017. This project consists of 1,050 units. We started pre-sale in October 2015, and as of December 31, 2021, we sold 1,045 units with a total GFA of 131,544 square meters.

Zhengzhou International New City I. The land is located on south 3rd Ring Road, Zhengzhou, Henan Province. This project covers a site area of 89,088 square meters and has a total GFA of 356,676 square meters, of which 292,330 square meters are for high-rise buildings, 21,896 square meters are for retail stores, 36,789 for public rental housing and 5,573 square meters are for basements. We acquired the site in February 2016 and commenced construction in August 2016, and began to deliver units in 2018. This project consists of 3,135 units. We started pre-sale in September 2016, and as of December 31, 2021, we sold 3,048 units with a total GFA of 355,418 square meters.

Henan Xin Central II. The land is located south of Bairong Road and Xingyuan Road, Zhengzhou, Henan Province. This project covers a site area of 37,126 square meters and has a total GFA of 109,325 square meters, of which 92,502 square meters are for high-rise buildings, 3,934 square meters are for retail stores, 1,654 square meters are for basements and 11,235 square meters are for public rental housing. We acquired the site in December 2014 and commenced construction in September 2016, and began to deliver units in 2018. This project consists of 1,360 units. We started pre-sale in October 2016, and as of December 31, 2021, we sold 1,216 units with a total GFA of 108,965 square meters.

Xingyang Splendid III. The land is located south of Zhengshang Road, Xingyang, Henan Province. This project covers a site area of 47,709 square meters and has a total GFA of 120,873 square meters, of which 117,505 square meters are for high-rise buildings and 3,608 square meters are for retail stores. We acquired the site in September 2013 and commenced construction in June 2017, and began to deliver units in 2019. This project consists of 1,106 units. We started pre-sale in June 2017, and as of December 31, 2021, we sold 1,099 units with a total GFA of 120,376 square meters.

Changsha Mulian Royal Palace. The land is located inYuhua District, Changsha, Hunan Province. This project covers a site area of 32,158 square meters and has a total GFA of 90,940 square meters, of which 57,033 square meters are for high-rise buildings, 32,351 square meters are for multi-layer building and 1,608 square meters are for retail stores. We acquired the site in October 2016 and commenced construction in May 2017, and began to deliver units in 2019. This project consisted of 694 units. We started pre-sale in August 2017, and as of December 31, 2021, we sold all the units.

Zhengzhou International New City II. The land is located on south 3rd Ring Road, Zhengzhou, Henan Province. This project covers a site area of 41,821 square meters and has a total GFA of 176,124 square meters, of which 159,563 square meters are for high-rise buildings, 12,708 square meters are for retail stores and 3,766 square meters are for basements. We acquired the site in July 2016 and commenced construction in July 2017, and began to deliver units in 2019. This project consists of 1,558 units. We started pre-sale in August 2017, and as of December 31, 2021, we sold 1,498 units with a total GFA of 173,167 square meters.

New York Oosten. The Oosten is located at 421 Kent Street in the South Williamsburg neighborhood of Brooklyn, NY. Constructed in 2017, the Property is an eight-story, 481,000 square foot, Class A, mixed-use condominium building consisting of 216 residential units, community facility space, and 72 parking spots. There is roughly 9,500 square feet of community facility space and 319,000 square feet of net residential space. As of December 31, 2021, there were 28 units left to sell in addition to 73 parking licenses. The community facility space was sold in the first quarter of 2022.

Zhengzhou Fancy City II (North). The land is located west of Songshan Road on the 4th Ring Road, Zhengzhou, Henan Province. This project covers a site area of 30,175 square meters and has a total GFA of 108,916 square meters, of which 100,380 square meters are for multi-layer buildings and 8,344 square meters are for retail stores. We acquired the site in April 2016 and commenced construction in May 2017, and delivered units in 2019. This project consists of 3,070 units. We started pre-sale in October 2017, and as of December 31, 2021, we sold 2,970 units with a total GFA of 102,942 square meters.

Zhengzhou International New City III A. The land is located on south 3rd Ring Road, Zhengzhou, Henan Province. This project covers a site area of 22,225 square meters and has a total GFA of 97,044 square meters, of which 95,504 square meters are for high-rise buildings and 514 square meters are for retail stores. We acquired the site in May 2017 and commenced construction in November 2017, and delivered units in 2020.This project consists of 864 units. We started pre-sale in December 2017, and as of December 31, 2021, we sold 864 units with a total GFA of 97,045 square meters.

Suzhou Galaxy Bay. The land is located in Taicang District, Suzhou, Jiangsu Province. It will cover a site area of 21,183 square meters and has a total GFA of 76,546 square meters, of which 73,313 square meters are for high-rise buildings, and 3,094 square meters are for retail stores. We acquired the site in December 2017, commenced construction of this project in July 2018 and delivered the units in 2020. This project consists of 718 units. We started pre-sale in December 2018, and as of December 31, 2021, we sold all the units.

Suzhou Gusu Shade I. The land is located in Gusu District, Suzhou, Jiangsu Province. It will cover a site area of 10,063 square meters and has a total GFA of 11,957 square meters, of which 11,957 square meters are for multi-layer buildings. We acquired the site in March 2018 and commenced construction of this project in September 2018, and delivered units in 2020. This project consists of 78 units. We started pre-sale in November 2018, and as of December 31, 2021, we sold 73 units with a total GFA of 10,884 square meters.

Suzhou Gusu Shade II. The land is located in Gusu District, Suzhou, Jiangsu Province. This project covers a site area of 10,219 square meters and has a total GFA of 14,324 square meters, of which 14,324 square meters are for multi-layer buildings. We acquired the site in June 2018 and commenced construction of this project in October 2018, and delivered units in 2020. This project consists of 96 units. We started pre-sale in May 2019, and as of December 31, 2021, we sold 66 units with a total GFA of 12,602 square meters.

Suzhou Suhe Bay. The land is located in Wujiang District, Suzhou, Jiangsu Province. This project covers a site area of 16,627 square meters and has a total GFA of 62,561 square meters, of which 62,561 square meters are for multi-layer buildings. We acquired the site in April 2018 and commenced construction of this project in autumn 2018, and delivered units in 2020. This project consists of 479 units. We started pre-sale in November 2018, and as of December 31, 2021, we sold all the units.

Changsha Furong Thriving Family. The land is located on Shanmu Road, East Coast Town, Changsha, Hunan Province. This project covers a site area of 23,418 square meters and has a total GFA of 72,042 square meters of which 69,729 square meters are for high-rise buildings, and 2,528 square meters are for retail stores. We acquired the site in January 2017 and commenced construction of the project in July 2017, and delivered units in 2020. This project consists of 705 units. We started pre-sale in July 2018, and as of December 31, 2021, we sold all the units.

Zhengzhou International New City III B. The land is located south of 3rd Ring Road, Zhengzhou, Henan Province. This project covers a site area of 26,102 square meters and is expected to have a total GFA of 119,264 square meters, of which 118,780 square meters are for high-rise buildings. We acquired the site in May 2017 and commenced construction in November 2017, and began to deliver units in 2021.This project consists of 1,336 units. We started pre-sale in April 2018, and as of December 31, 2021, we sold 1,332 units with a total GFA of 118,678 square meters.

Zhengzhou International New City III D. The land is located south of 3rd Ring Road, Zhengzhou, Henan Province. This project covers a site area of 15,119 square meters and is expected to have a total GFA of 46,074 square meters, of which 44,293 square meters are for high-rise buildings, 885 square meters are for retail stores, and 896 square meters are for basements. We acquired the site in August 2016 and commenced construction in August 2017, and began to deliver units in 2022. This project consists of 448 units. We started pre-sale in June 2018, and as of December 31, 2021, we sold all the units.

Qingdao Royal Dragon Bay. The land is located in Huangdao District, Qingdao, Shandong Province. This project covers a site area of 64,442 square meters and is expected to have a total GFA of 161,877 square meters, of which 118,788 square meters are for high-rise buildings, 2,805 square meters are for retail stores, and 34,938 square meters are for multi-layer buildings. We acquired the site in July 2018, commenced construction in August 2018, and began to deliver units in 2021. This project consists of 809 units. We started pre-sale in November 2018, and as of December 31, 2021, we sold 785 units with a total GFA of 136,807 square meters.

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

Target Shopping Center. In 2021, we completed the Target Shopping Center, located in Hudson Garden, New York. Target occupies approximately 28,090 square feet, or 81%, of the retail square footage and operates a full-service Target store featuring both their retail department store as well as their grocery store. Target is fully operational and open for business.

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

Pre-Sales, Sales and Marketing

Like other developers, we pre-sell properties prior to the completion of their construction in mainland China. Under PRC pre-sale regulations, property developers must satisfy specific conditions before they can pre-sell their properties under construction. The major mandatory conditions include:

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

These major mandatory conditions are designed to require a certain level of capital expenditure and substantial progress in project construction before the commencement of pre-sale. Generally, the local governments also require developers and property purchasers to use standard pre-sale contracts prepared under the auspices of the government. Developers are required to file all pre-sale contracts with local land bureaus and real estate administrations after entering into such contracts.

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

To ensure quality property management, we provide property management services to purchasers until they have become statutorily entitled to elect their own property management companies. As of December 31, 2021, owners of all of our developments, who had become statutorily entitled to elect their property management companies, continued to choose us to manage their properties.

Our property management services include security, landscaping, building management and management of public facilities and equipment, and additional services, such as cultural activities, housekeeping and repair. We are currently managing approximately 37.4 million square meters, comprising more than 220,000 residential units.

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

We set up a specialized United States project team in 2012, comprised of U.S. local consultants and employees with substantial experience and understanding in various areas of the U.S. real estate market. As of December 31, 2021, we had a team of approximately 11 persons in the United States. Their major responsibilities include project research, land valuation, property development management, contracts, and contract terms verification. We also work with outside consultants and agents familiar with the United States markets.

To date, our acquisitions in the United States have been opportunistic and have not followed a specific development model. Our first property development project in the United States, named the New York Oosten Project, is in the Williamsburg neighborhood of Brooklyn, New York. We commenced construction of the development project in November 2013. We started marketing and pre-sale of our property upon receiving approval from the state attorney general in March 2014. As of December 31, 2021, we delivered 188 of 216 units with a total GFA of 23,769 square meters for a total of US$285.8 million. Of the unsold units, we have offered several units for rent and given the unique product, and limited comparable apartments has been able to achieve above market rents. These units have consistently outperformed other location adjacent buildings. We sold the community facility space within the building in the first quarter of 2022. We continue to hold 73 parking licenses in the building, which we rent to unit owners and renters in the building. The parking is in high demand and we continue to hold a waiting list of interested renters. We will look to sell the remaining parking licenses in the future, but has no specific timeline for disposition.

In January 2016, we also acquired a parcel of land in midtown Manhattan, New York, for US$57.5 million. The land allows for approximately 10,235 sellable & rentable square meters. The construction of our Hudson Garden project in Manhattan, New York is completed. The optimized structure design allows for the maximum amount of prime ground floor retail along the streetfront. The efficient residential unit design maximized the total number of units to 92. Hudson Garden currently has closed 22% of the units in contract. 98% of the retail spaces have been rented and all tenants are open and operating. Retail anchor is Target Department Store, a nationally recognized credit tenant.

In August 2016, we acquired a parcel of land in the Flushing neighborhood of Queens, New York for US$66.0 million. The land allows for approximately 30,112 sellable & rentable square meters. As of December 31, 2021, the demolition of the existing building with the exception of the landmark portion was completed. All historic artifacts have been removed from the site and are being restored offsite. The professional consultants continue to develop the plans and specifications while working through the various entitlements and approvals.

Our Leased Properties and Real Estate Related Services

Ancillary to our property development operations, we also lease certain properties, including an elementary school, two basements, seven clubhouses, thirteen parking facilities, fifteen kindergartens, seven shopping malls and a department. The rental income of our lease operations represented approximately 0.7%, 2.0% and 1.3% of our revenues in 2019, 2020 and 2021, respectively.

We provide property management services through Xinyuan Science and Technology Service Co., Ltd. In 2019, 2020 and 2021, revenues from our real estate related services represented 2.7%, 5.2% and 7.1% of our total revenue for those periods, respectively.

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

In the United States, we anticipate that direct competition may come from developers of adjacent projects or other property developers in target markets. In addition, we may also face competition from other Chinese real estate developers expanding or establishing their business in the United States.

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

Our projects are normally required to undergo an environmental impact assessment by government-appointed third parties, and a report of such assessment needs to be submitted to the relevant environmental authorities in order to obtain their approval before commencing construction. Upon completion of each project, the relevant environmental authorities inspect the site to ensure that the applicable environmental standards have been complied with, and the resulting report is presented together with other specified documents to the relevant construction administration authorities for their approval and record. Approval from the environmental authorities of such report is required before we can deliver our completed work to our customers. In the past, we have not experienced any difficulties in obtaining those approvals for commencement of construction and delivery of completed projects. However, we cannot assure you that we will not experience any difficulties in the future. See “Item 4. Information on the Company — B. Business Overview — Regulation — China — Regulations on Environmental Protection in Construction Projects.”

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

We operate our business in China under a legal regime consisting of the National People’s Congress, or the NPC, the PRC State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOHURD, the Ministry of Natural Resources (formerly, the Ministry of Land and Resources), or the MLR, the MOFCOM, the NDRC, the SAIC, the SAFE, and their respective authorized local counterparts.

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

Under the Interim Regulations of the PRC on Grant and Transfer of the Right to Use State-owned Land in Urban Areas, implemented on and effective as of May 19, 1990, as amended on November 29, 2020, by the PRC State Council, enterprises, companies and other organizations, who intend to hold, lease and develop the land, each as a Land User, must pay a premium to the government as consideration for the grant of the land use rights on terms of use prescribed by the government, and a Land User may transfer, lease and mortgage, or otherwise commercially exploit the land use rights, within such terms of use. The land administration authority enters into a contract with the Land User for grant of the land use rights. The Land User pays the grant premium as stipulated in the grant contract. After paying the grant premium in full, the Land User registers with the land administration authority and obtains a land use rights certificate. The certificate evidences the acquisition of the land use rights.

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

The Emergency Notice on Further Tightening the Administration on Real Estate Land Use and Reinforcing the Control Results of Real Estate Market, implemented on July 19, 2012, further emphasized the strict enforcement of current regulations on land grants:

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

On November 24, 2014, the PRC State Council issued Interim Regulations on Real Estate Registration, which took effect on March 1, 2015 and amended on March 24, 2019. It stipulates the registration authorities and the procedures for registration of rights of real estate rights, including land use rights, which applies to first registration, change of registration, transfer of registration, cancellation of registration, correction of registration, dissidence registration, advance notice registration, close-down registration and other affairs concerning registration of real estate. Further, on January 1, 2016, MLR issued Implementing Rules of the Interim Regulations on Real Estate Registration, as amended on July 24, 2019, which details the rules of the registration procedures for registration of different kind of rights of real estate.

The Administrative Measures for the Preliminary Review of Land Use for Construction Projects, implemented by the MLR on July 25, 2001, revised on October 29, 2004, amended on November 12, 2008 and November 29, 2016 and took effect on January 1, 2017, simplifies the content of preliminary review of land for construction, reduce the documents necessary for examination and approval, and improve the efficiency of examination and approval.

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

Regulations on Foreign-Invested Real Estate Enterprise

Industrial Restriction

Pursuant to the Special Administrative Measures on the Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, jointly issued by the NDRC and the MOFCOM on December 27, 2021 and enforced on January 1, 2022, the foreign investment related to real estate development does not fall within the category of industries in which foreign investment is restricted or prohibited. The 2020 Negative List enumerates the restricted industries and the prohibited industries in relation to foreign investment, and the industries, such as real estate development industry, which do not fall within the 2021 Negative List, shall be administered under the principle of equal treatment to domestic and foreign investment. On March 15, 2019, the Foreign Investment Law of the People’s Republic of China, or the “FIL”, was issued by SCNPC and took effect on January 1, 2020, which also provides that the industries in which foreign investment is not restricted and prohibited shall be administered under the principle of equal treatment to domestic investment, however, where verification and record-filing of a foreign investment are required, relevant provisions of the State shall still be followed.

Considering the increasing foreign investment in the real estate industry in recent years, the MOHURD, the MOFCOM, the NDRC, the PBOC, the SAIC, and the SAFE jointly implemented the Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market, or Circular No. 171, on July 11, 2006 and amended on August 19, 2015, which may impact foreign investment in the real estate industry in the following areas:

●	FIREEs must have a registered capital in amounts pursuant to and consistent with existing regulations.
●	Upon payment of the land use rights grant premium, the FIREE can apply to the land administration authority for a land use rights certificate. Upon obtaining the land use rights certificate, an FIREE may then obtain a recertification of its existing Foreign-Invested Enterprises Approval Certificate, or FIEAC, and the Business License, with the same validity period as that of such land use rights certificate, following which, the FIREE may apply to the tax administration for tax registration purposes.
●	When a foreign investor merges with a domestic real estate enterprise, or acquires an FIREE’s equity or project, the investor is required to submit a guarantee which ensures the compliance with the provisions of the land use rights grant contract, construction site planning permit, construction work planning permit, the land use rights certificate, the modification certification issued by the construction authorities, and the tax payments certification issued by the relevant tax authorities.
●	Foreign investors which merge with domestic real estate development enterprises by share transfers or other methods, or which acquire the equity of a PRC party in joint venture enterprises, must allocate their employees appropriately, deal with bank debts and settle the lump sum payment of the transfer price through self-owned funds. However, a foreign investor with an unfavorable record may not be allowed to conduct any of the aforesaid activities.
●	FIREEs which have failed to obtain a land use rights certificate, or which have under 35% of the total capital required for the project, will not be allowed to obtain a loan in or outside China, and foreign exchange administration departments will not approve any settlement of foreign loans by such enterprises.
●	Any Chinese or foreign investors in an FIREE may not guarantee fixed profit returns or provide other arrangements to the same effect for any party in any form.

Circular No. 50

On May 23, 2007, the MOFCOM and the SAFE issued the Notice on Further Strengthening and Standardizing the Approval and Administration of Foreign Direct Investments in Real Estate Enterprise, or Circular No. 50, and amended on October 28, 2015. Some of the key developments in this area are as follows:

●	the local governments/authorities that approve FIREE establishments are now required to file such approvals with the MOFCOM;
●	prior to establishing an FIREE, foreign investors are required to obtain land use rights or the ownership of a real estate project, or the investor should have entered into an indicative land grant contract or indicative project purchase agreement with the land administrative department, developer of the land or owner of the property;
●	the practice of allowing foreign investors taking over local project companies by way of roundtrip investment is strictly controlled; and
●	foreign-invested enterprise that intends to engage in real estate development, or an existing FIREE which intends to undertake a new real estate development project, must first apply to the relevant authorities for such business scope and scale expansion in accordance with laws and regulations on foreign investments.

Circular 122

On August 19, 2015, six PRC regulatory agencies, including the MOHURD and the SAFE, implemented the Notice on Adjusting Policies on Entry and Administration of Foreign Investment in the Real Estate Market, or Circular 122, among other things, according to which the requirement of full payment of its capital contributions of FIREE no longer exists when the FIREE applies to domestic loans, overseas loans and settlement of foreign exchange loans, and the FIREE may directly apply to the bank for the registration of foreign exchange regarding foreign direct investment in accordance with the relevant rules on foreign exchange administration. Similarly, Circular 122 does not de-regulate the Chinese real estate market. The previous material requirements for granting approval under Circular No. 171 and Circular No. 50 still apply.

Regulations on Qualifications of Developer

Under the Rules on the Administration of Qualifications of Real Estate Developers, implemented on March 29, 2000 by the MOHURD and effective on the same day (amended on May 4, 2015 and December 22, 2018), a developer must apply for registration of its qualifications. An enterprise may not engage in the development and sale of real estate without a qualification classification certificate for real estate development.

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

Regulations on Development of a Real Estate Project

Commencement of a Real Estate Project and the Idle Land

According to the Circular on the Implementation of the Catalog for Restricted Land Use Projects (2012 Edition) and the Catalogue for Prohibited Land Use Projects (2012 Edition), implemented by the MLR and the NDRC on May 23, 2012, the area of a plot of land to be granted for residential use may not exceed (i) seven hectares for small cities and towns, (ii) 14 hectares for medium-sized cities, or (iii) 20 hectares for large cities. The plot area ratio for residential land should not be lower than 1.0. No land may be granted for “villa” real estate projects. On December 31, 2020, Ministry of Natural Resources issued a notice to solicit public opinion on the Catalogue of Restrictions and Prohibitions on the Exploitation and Use of Natural Resources (2021), which intends to replace the Catalog for Restricted Land Use Projects (2012 Edition) and the Catalogue for Prohibited Land Use Projects (2012 Edition).

Under the Urban Real Estate Law, those who have obtained the land use rights through grant must develop the land in accordance with the terms of use and within the period of commencement prescribed in the contract for the land use rights grant.

According to the Measures on Disposing Idle Land, implemented by the MLR and effective as of April 28, 1999, as amended on May 22, 2012 and effective as of July 1, 2012, with regards to the land for a real estate project which is obtained by grant and is within the scope of city planning, if the construction work has not been commenced within one year upon the commencement date as set forth in the land use rights grant contract, or the construction and development has been started but the area of land that is under construction and development is less than one third of the total area of land that should have been under construction and development, or the invested amount is less than 25% of the total investment, and the construction and development of which has been suspended for more than one year, a surcharge on idle land equivalent to 20% of the grant premium may be levied; if the construction work has not been commenced within two years, the land can be confiscated without any compensation, unless the delay is caused by force majeure, or the acts of government or acts of other relevant departments under the government, or by indispensable preliminary work.

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

Planning of a Real Estate Project

The Law of the PRC on Urban and Rural Planning, implemented by the NPC on October 28, 2007 and effective as of January 1, 2008 and amended on April 24, 2015 and April 23, 2019 replacing the previous City Planning Law of the PRC, provides that a developer who has obtained land use rights by grant must, after obtaining approval for a construction project and signing a land use rights grant contract, apply to the city planning authority for the Permit for Construction Site Planning. It further provides that a developer who has a proposed construction project within the planning area of a city or town must, after obtaining a Permit for Construction Site Planning, prepare the necessary planning and design work, and submit the detailed planning and design report, together with the land use rights certificate, to the city planning authority or the town government designated by the provincial government, and apply for the Permit for Construction Work Planning.

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

Completion of a Real Estate Project

Construction projects shall be delivered for use only after passing the inspection and acceptance examinations under the Construction Law of the PRC, which was implemented on November 1, 1997 and amended on April 22, 2011 and April 23, 2019.

According to the Development Regulations, the Regulations on the Acceptance Examination Upon the Completion of Construction Work and Municipal Infrastructure implemented on December 2, 2013 by the MOHURD, the Regulations on the Administration of Quality of Construction Works implemented by the PRC State Council on January 30, 2000 and amended on October 7, 2017 and April 23, 2019, and the Measures on the Administration of Reporting Details regarding Acceptance Examination Upon Completion of Construction Work and Municipal Infrastructure implemented on April 4, 2000 by the MOHURD and amended on October 19, 2009, a real estate project must comply with the relevant laws and regulations, requirements on construction quality, safety standards and technical guidance on survey, design and construction work, as well as provisions of the relevant construction contract. After the completion of works for a project, the developer must apply for an acceptance examination to the construction authority and must also report details of the acceptance examination to the construction authority. A real estate development project may only be delivered after passing the inspection and acceptance examinations. For a housing estate or building complex, an acceptance examination shall be conducted upon completion of the entire project. In the case of a cluster of real estate development projects, such as a residential area developed in phases, separate acceptance examinations may be carried out for each completed phase.

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

The Circular on Issues Relevant to Further Strengthening the Regulation of the Real Property Market and Improving the System for Pre-sale of Residential Premises, implemented by the MOHURD on April 13, 2010, provides that:

●	for residential projects for which a pre-sale permit has not yet been obtained, real estate developers may not pre-sell such premises, collect or collect in a disguised manner, deposits, reservation fees or other such fees from purchasers in the form of subscriptions, reservations, lot drawings or the issuance of VIP cards, or participate in any exhibition;

●	where a real estate developer has obtained a pre-sale permit for its residential project, it must publicize all premises available for sale and the prices of each unit at one time within 10 days, and must sell the premises to the public with clearly marked prices as filed. Real estate developers may not sell the premises reserved for self-use to the public before the initial registration of the housing ownership, pre-sell premises through a refund of the sales amount to the purchaser or the guarantee of a lease of the property after sales, or conduct sham transactions;
●	pre-sale permits can only be issued for an entire building but not for individual floors or units; and
●	all proceeds from the pre-sale of commodity residential premises must be deposited into accounts monitored by the regulatory authorities to ensure that such proceeds are used for construction of the commodity residential premises.

Management of Proceeds from Pre-sale of Properties

The Pre-sale Measures also provide that the proceeds obtained by a real estate developer from the advance sale of commodity properties must be used for the construction of the relevant projects. The specific measures for the supervision of proceeds from the pre-sale of commodity properties are formulated by the real estate administration authorities.

Under the Implementing Regulations on Supervision of Proceeds from Pre-sales of Commodity Properties of Jinan City, implemented by Jinan Committee of Construction on September 26, 2005 and effective as of October 26, 2005, the proceeds from pre-sale of properties must be used in the construction of pre-sale projects, including the purchase of construction materials and equipment, remittance of construction fees and taxes payable, and should not be used for other purposes.

In accordance with the Implementing Opinions on Strengthening the Management for sale of Urban Commodity Properties, implemented by the People’s Government of Sichuan Province on March 23, 2000, the proceeds from pre-sale of properties must be deposited in a special bank account opened by the developers, may only be used for the relevant construction work and may not be used for other purposes. The relevant banks monitor the use of the proceeds of pre-sale and ensure that the proceeds are used in the designated way.

In accordance with the Regulations on Supervision of Proceeds from the Pre-sales of Commodity Properties in Zhengzhou, implemented by the Zhengzhou People’s Government on November 19, 2009 and effective as of December 20, 2009, the proceeds from the pre-sale of properties must be used for the construction of the same, which includes the purchase of construction materials and equipment, remittance of fees for construction and taxes payable.

The Notice on Enhancing the Management on Use of Fund of Pre-sales of Commodity Properties of Beijing City, implemented and effective as of December 16, 2015, provides that the real estate development enterprise may withdraw funds for construction purpose from accounts monitored by the regulatory authorities if the sale scale confirmed by pre-sale contracts signed online is less than half of the authorized scale of pre-sale.

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

In accordance with the Circular of the MOHURD and the SAFE on Further Regulating the Administration of Houses Purchase by Overseas Entities and Individuals, implemented on November 4, 2010, except as otherwise provided in the law, an overseas individual may only purchase one house unit for personal residence, and an overseas entity establishing domestic branches or representative offices may only purchase non-residential houses in the city of registration for business purposes.

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

On October 9, 2014, the MOHURD, the MOF, and the PBOC jointly issued the Circular of MOHURD, MOF and PBOC on Developing the Business of Individual Housing Loan through Housing Fund, which specifies that employees who make their payment of housing fund for consecutive six months may apply for individual housing loans through the housing fund and local authorities may raise the amount that a person can apply for under certain conditions.

In light of the weakening of the property market in China, on March 30, 2015, the PBOC, the MOHURD and the CBRC jointly issued the Circular on Issues concerning Individual Residential Mortgage Policies in an effort to stimulate the market. The circular reduces the minimum down payment ratios from 30% to 20% for first home buyers who use the housing provident fund for their purchase and from 60% to 40% for second home buyers with outstanding mortgages who apply for another mortgage. In addition, the circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 30% for their purchase of a second house if all loans are settled on their first home.

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

On September 29, 2015, the MOHURD, the MOF and the PBOC jointly issued the Notice on further improving the Usage Efficiency of Housing Provident Fund, which became effective on October 8, 2015. According to this notice, in the case of any cities with sub-districts avail the housing provident fund with an efficiency index less than 85%, the cities shall increase the housing provident fund loans based on the housing price, loan needs and repayment capacities. The term of the indebtedness can be extended to five years after one’s retirement but is limited to 30 years.

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

On February 17, 2016, the MOF, the SAT and the MOHURD jointly issued Circular on Adjusting Deed Tax and Business Tax Policies for Real Estate Transactions, which became effective on February 22, 2016. Regarding deed tax, it provides that for first home buyers purchasing the only residence for their families (family members include the buyer, the buyer’s spouse and under-age children, as applicable hereinafter) with an area of 90 square meters or less, the deed tax is reduced to 1%; for a residence with an area of more than 90 square meters, the deed tax is reduced to 1.5%. For second home buyers purchasing a second residence with an area of 90 square meters or less, the deed tax is reduced to 1%; for residences with an area of more than 90 square meters, the deed tax is reduced to 2%. Regarding business tax, it provides that for any individual who sells his/her ordinary housing that is purchased and owned less than two years, full business tax is levied; for an individual who sells his/her ordinary housing purchased and owned not less than two years ago, the business tax is exempted. However, the circular specifies that the policies regarding deed tax and business tax shall not apply to Beijing, Shanghai, Guangzhou and Shenzhen, where the business tax on transfer of residences by individuals as stipulated in the Circular of the Ministry of Finance, and the State Administration of Taxation on Adjusting Business Tax Policies for Transfer of Residences by Individuals still apply. Furthermore, the MOF and the SAT jointly implemented the Circular on Issues concerning the Taxation Basis for Deed Tax, House Property Tax, Land Value-added Tax and Individual Income Tax after the Pilot Collection of Value-Added Tax in Lieu of Business Tax on May 1, 2016 which deducts VAT from the taxation basis of Deed Tax, House Property Tax, Land Value-added Tax and Individual Income Tax.

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

In addition to the notice above, local government authorities of several municipalities and cities such as Beijing, Zhengzhou, Jinan, Chengdu and Hefei have successively implemented more detailed regulations to restrict residents who have not resided in the local area for a certain period of time (ranging from one year to five years, evidenced by their individual income tax payment track records) from purchasing residential property in that area.

On February 15, 2012, the MLR issued the Circular on Issues Relevant to the Regulation and Control of the Real Property Market in 2012, which provides that governments must strictly maintain the current range of restrictions on the real estate market.

On April 17, 2014, the General office of the PRC State Council issued a notice that, among other things, specifically emphasizes on the importance of adopting real estate tax. On November 24, 2014, the Provisional Regulations on Registration of Real Estate was implemented by PRC State Council, which became effective on March 1, 2015 and was amended on March 24, 2019. It provides that PRC has established a nationwide property registration system to provide a uniform platform through which ownership information of every registered property can be shared in real-time among different regions in China. On October 23, 2021, the Decision on Authorizing the State Council to Carry Out a Pilot Scheme of Real Estate Tax Reform in Certain Regions was promulgated by the SCNPC. This decision provides that the State Council is authorized to implement real estate tax reforms and impose real estate taxes on owners of land use rights and houses for residential and non-residential purposes in certain pilot regions. If the PRC government promulgates regulations of real estate tax in the future, it may adversely affect the real estate market in China.

On March 7, 2016, during the National People’s Congress and the Chinese Political Consultative Conference, the All-China Federation of Industry and Commerce made a proposal concerning propelling relief of real estate inventory. The proposal includes suggestions such as introducing real estate trusts, using individual income tax to charge against interest of housing loans.

On October 23, 2021, the SCNPC granted authority to the State Council to implement the reformulation of real property tax policies in certain trial regions. These reformed policies propose that real property taxes would be imposed on land users and property owners of various types of properties, residential and non-residential (except for rural homesteads and rural buildings). However, as of the date of this annual report, the relevant policy had not yet specified the exact trial regions where the policies will be implemented, relevant tax bases or rates and other details concerning real property taxes. Nonetheless, these proposed policies represent another step taken by the PRC government in its long-term effort to curb what it perceives as an overheated real estate market and property speculation, with an aim to promote a healthy and stable property market. In general, the imposition of these real property taxes are expected to reduce reliance on property development and affect property transactions within the policy’s pilot regions in tye short run, and to alleviate sharp increases in property prices in the pilot regions.

Regulations on Housing Supply and Improving the Healthy Development of the Real Estate Market

The Opinion of the MOHURD and Other Departments on Adjusting the Housing Supply Structure and Stabilizing Property Prices, implemented on May 24, 2006, provides the following:

●	commercial banks may not grant loans to any developer whose total investment capital contributed is less than 35% and may not accept any premises that have been left vacant for more than three years as security;
●	land that has been left idle for two years or more will be repossessed by the government without any compensation payment to the developer. Also, land will be treated as being left idle if construction has been halted for more than one year and the total area developed is less than one-third of the whole project area or the capital invested is less than a quarter of the total investment;
●	there will be no supply of land for villas and other equivalent real estate development projects, while land allocation for low-density, large housing developments will remain tight; and
●	no planning permit, construction permit or premises pre-sale permit is to be issued for projects that do not comply with the above-mentioned requirements, in particular composite structure projects that exceed planning requirements.

The Circular on Increasing the Supply of, and Strengthening the Supervision over, Land for Real Estate Development Purposes, issued on March 8, 2010 by the MLR, provides that:

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

On December 25, 2020, ten PRC governmental deparments (including the MOHURD) jointly issued the Notice on Strengthening and  Improving the Residential Property Management. This regulation emphasizes efforts to: (i) improve the governance structure of owners’ committees; (ii) improve and strengthen property management; (iii) regulate the use and management of maintenance funds; (iv) reinforce supervision and management of property management services, including by establishing a property service information disclosue system and service enterprise credit management system; and (v) improve property management bidding systems and withdrawal systems.

On July 13, 2021, the MOHURD and another seven PRC governmental departments jointly promulgated the Notice on the Continuous Rectification and Regulation of the Real Estate Market Order, which mainly focuses on addressing and correcting outstanding issues that exist in areas such as real property development, sales and purchases of realty services, house leasing and property management services. Specifically, such outstanding issues include: (i) constructions that violate laws and regulations, constructions that disobey drawing design documents and the late delivery of real property in violation of housing sale contracts in the process of real property development, etc.; (ii) the circulation of illegal and fraudulent advertisements and false information relating to housing resources, the hoarding of housing resources in the sales and purchases of real property, etc.; (iii) the illegal carrying out of business operations and the submission of incomplete leasing information, as required in house leasing, etc.; and (iv) the failure to provide services in compliance with the contents and standards specified in property management service contracts, etc.

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

The Environmental Impact Assessment Law, implemented by the NPC on October 28, 2002 and effective as of September 1, 2003 and amended on July 2, 2016 and December 29, 2018, provides that if the environmental impact assessment documents of a construction project have not been examined by the relevant environmental protection administrations or are not approved after examination, the authority in charge of examination and approval of the project may not approve construction on the project, and the construction work unit may not commence work.

According to the Fire Prevention Law of the People’s Republic of China, promulgated by the SCNPC on April 29, 1998 and implemented on September 1, 1998, amended on October 28, 2008, April 23, 2019 and April 29, 2021, fire prevention facilities design and works for construction projects shall conform to state’s fire prevention technical standards for engineering construction.

Regulations on Civil Air Defense Property

Pursuant to the National Defense Law of the PRC, promulgated by the NPC on March 14, 1997 and amended by SCNPC on August 27,2009 and December 26, 2020, national defense assets are owned by the State. Pursuant to the Civil Air Defense Law of the PRC promulgated by the SCNPC on October 29, 1996 and amended on August 27, 2009, State supports and encourages the enterprises in kinds of ways to invest in the construction of civil air defense property. The civil air defense property is used and managed at ordinary time by its investor who derives profits therefrom. The design, construction and quality of the civil air defense property must conform to the protection and quality standards established by the State. The use of civil air defense property at ordinary time shall not impair its function of air defense. Pursuant to the Interim Measures for Quality Supervision and Management of Civil Air Defense Property, promulgated by the National Civil Air Defense Office on February 13, 2001, the construction of the civil air defense property shall be subject to the supervision of the relevant quality supervision department of civil air defense.

Regulations on Property Management

The Property Management Rules, amended by the PRC State Council on October 1, 2007, February 6, 2016 and March 19, 2018, regulates the property management activities. The Property Management Rules specifies the rights and obligations of property owners, Property Owners’ Committee, or the POC, and property service enterprises. For example, the property owners have the right to appoint and dismiss property service enterprises (formerly known as property management enterprises); prior to the selection of the POC, the property developer will select a property management enterprise to provide property management services; and property management fees will be determined by mutual consent between the POC and the property management enterprise, and set forth in writing in the property management service contract. The Civil Code further provides more regulations regarding the property management services, such as the right to terminate property management service contract without any reason enjoyed by the property owners. Xinyuan Science and Technology Service Co., Ltd. is a property management company.

Regulations on Urban Landscaping Services

The Regulations Regarding Urban Landscape implemented on August 1, 1992, amended on January 8, 2011 and March 1, 2017 by the PRC State Council, the Measures on the Administration of Landscape Construction Project implemented on December 20,

2017 and the Measures on the Administration of Qualifications of Urban Landscaping Enterprises, or Urban Landscaping Measures, implemented on July 4, 1995, as amended on October 9, 2009, provide the following:

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

The Draft Rules require that a PRC domestic enterprise seeking to issue and list its securities overseas, whether directly or indirectly, must complete certain filing procedures and submit relevant information to the CSRC. The issuance and listing by an enterprise that conducts its principal business activities in the PRC is viewed an “indirect” overseas issuance and listing under the Draft Rules if the enterprise seeks to issue and list its shares in the name of an overseas enterprise on the basis of equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise. Therefore, if the Draft Rules are adopted as currently drafted and in the event that Xinyuan conducts a follow-on offering of securities, Xinyuan may be required to file with and provide certain related information to the CSRC after the Draft Rules become effective.

Regulatory Developments on Data Privacy

In November 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, the SCNPC published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires all data processing  (which includes the collection, storage, use, processing, transmission, provision, publication of data) to be conducted in a legitimate and proper manner. The Data Security Law imposes certain data security and privacy obligations on entities and individuals carrying out data processing activities.

On August 20, 2021, the SCNPC of China promulgated the Personal Information Protection Law, which became effective on November 1, 2021, and which integrates various scattered rules with respect to personal information rights and privacy protections. The Personal Information Protection Law stipulates that, among other requirements, (i) all processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on the personal rights and interests of relevant data subjects, and (ii) the collection of personal information should be limited to the minimum scope that is necessary to achieve the processing purpose and should avoid any excessive collection of personal information. Personal information processors are required to adopt necessary measures to safeguard the security of the personal information they handle. Any offending entities could be ordered to undertake corrective measures, or to suspend or terminate their provision of services, and to potentially face confiscation of unlawful income, fines or other penalties.

On December 28, 2021, the Cyberspace Administration of China amended the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which became effective on February 15, 2022. The scope of review under the Cybersecurity Review Measures extends to critical information infrastructure operators that intend to purchase internet products and services and data processing operators engaging in data processing activities which affect or may affect national security. According to Article 7 of the Cybersecurity Review Measures, operators who possess the personal information of over a million users must apply to the Cybersecurity Review Office to conduct cybersecurity review procedures before listing in a foreign country. Additionally, the Cybersecurity Review Measures also provide that if the relevant authorities consider certain network products and services, data processing activities or listings in foreign countries to affect or potentially affect national security, then the authorities may initiate a cybersecurity review even if the operators do not have an obligation to independently perform a cybersecurity review under such circumstances.

On July 7, 2022, the Cybersecurity Administration of China promulgated the Measures for the Security Assessment of Cross-border Data Transmission, which will come into effect on September 1, 2022 and regulate security assessment procedures with respect to cross-border data transfer by data processor of important data and personal information that is collected and generated during operations within the PRC. According to these measures, personal data processors will be subject to security assessment procedures conducted by the CAC prior to any cross-border transfers of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or data processors that have processed personal data of more than one million persons; (iii) personal information transferred overseas by data processors who have provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by the CAC. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transmission before the effectiveness of these measures are required to be brought into compliance with the measures by March 2023.

Many data-related laws and regulations in China are relatively new and certain concepts thereunder remain subject to discretionary and potentially competing interpretations by relevant regulators. If any data that Xinyuan possesses belongs to data categories that are subject to heightened scrutiny under such laws and regulations, then Xinyuan could be required to adopt stricter measures for the protection and management of such data. In general, compliance with currently existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection can be costly and would likely result in additional expenses to Xinyuan. Any failure to comply with such laws and regulations could also subject Xinyuan to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice, or whether more restrictive laws or regulations may be promulgated in the future.

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

On October 11, 2019, Xinyuan’s property management service entity, Xinyuan Property Management Service (Cayman) Ltd., or Xinyuan Service, was listed on the Hong Kong Stock Exchange under code ‘01895’, with 25% of the outstanding shares issued to new investors, following an internal reorganization pursuant to which Xinyuan Service became a subsidiary of Xinyuan Real Estate, Ltd. The initial public offering price for each share was HK$2.08, representing an initial market valuation of HK$1.04 billion. Xinyuan Real Estate, Ltd. remains the largest shareholder of Xinyuan Service, holding with 52.86% of its total shares, and Xinyuan Service is consolidated in Xinyuan’s financial statements.

D.Property, plant and equipment

Our headquarters and some of our subsidiaries are located in Beijing, China, where we lease approximately 7,331 square meters of office space. We also lease a total of approximately 11,898 square meters of office space in other cities where our subsidiaries are located, which includes approximately 687 square meters in Jinan, Shandong Province, 1,966 square meters in Suzhou, Jiangsu Province, 1,136 square meters in Kunshan, Jiangsu Province, 276 square meters in Xuzhou, Jiangsu Province, 4,959 square meters in Zhengzhou, Henan Province, Shaanxi Province, 776 square meters in Changsha and 943 square meters in Wuhan, Hunan Province, zero square meters in Chengdu, Sichuan Province, 1,041 square meters in New York and 115 square meters in Malaysia.

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

In accordance with Instruction 6 to Item 5, information with respect to the fiscal year 2019 has been omitted from this Item 5. Such information has previously been reported and is available in Item 5 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

A.Operating Results

Overview

Since our inception in 1997, we have completed 70 projects with total GFA of 9,863,406 square meters. As of December 31, 2021, we had 35 projects covering 16 cities in China, the United States and the United Kingdom with estimated total GFA of 7,171,506 square meters under construction and planning, of which 28 projects with estimated total GFA of 4,993,694 square meters were under construction. As of December 31, 2020, we had 36 projects in covering 17 cities in China, the United States and the United Kingdom cities with estimated total GFA of 6,895,391 square meters under construction and planning, of which 27 projects with estimated total GFA of 4,362,992 square meters were under construction.

Our total revenue, derived primarily from sales of residential real estate, was US$1,745.8 million in 2020 and US$1,536.0 million in 2021. Our net loss was US$67.5 million and US$413.3 million, respectively, for the same periods. We acquire land in China primarily through auctions of government land and acquisition of landowning entities. These acquisition methods allow us to obtain unoccupied land with unencumbered land use rights, which in turn enables us to save the time and expenses associated with protracted legal processes to obtain title, demolition and re-settlement and to commence construction quickly.

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

Principal Factors Affecting Our Results of Operations

Economic growth and demand for residential property in China and since 2012, in the United States

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the cities where we operate. As of December 31, 2021, 97.9% of the units in our completed projects were sold. We have periodically experienced some volatilities in demand due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices, such as the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market announced by the General Office of the PRC State Council in February 2013 which, among others, requires an individual income tax at a rate of 20% on gains generated from the sale of a self-owned property (See “Item 4. Information on the Company — B. Business Overview — Regulation — China — Regulations on Real Estate Financing”). However, we expect continuing economic growth in China, rising disposable income levels and population growth in our target cities to support demand for residential properties over the next several years. If we continue to expand our business operations in the United States, trends and development in the U.S. economy, including developments in the United States housing markets, will become increasingly important to our business and results of operations.

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

The PRC government will also from time to time introduce sales tax incentives or disincentives to either stimulate or dampen the demand. For example, the required holding period for avoidance of business tax on capital gains on sale of real estate was reduced from five years to two years with the promulgation of Circular 39 on March 30, 2015 in an effort to stimulate the weakening property market in China.

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

In addition to bank debt, we obtain financing through the issuance of debt securities and through onshore corporate bonds issued by our subsidiary, Xinyuan China. As of December 31, 2021, we had outstanding US$726.7 million aggregate principal amount of senior secured notes with interest rates ranging from 12.0% to 14.5%. Also, as of December 31, 2021, Xinyuan China had outstanding US$43.1 million in corporate bonds. With respect to our January 2024 Senior Secured Notes, we owed interest of US$18,516,400.00 on January 25, 2022. We did not make that interest payment until February 23, 2022, which was within the 30-day grace period for interest under these Notes. For more detailed discussion of the bank borrowing and debt securities, see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.”

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

Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites increases, the auction mechanism tends to lead to higher prices. In 2020 and 2021, land use rights costs, including auction price and taxes, constituted 43.3% and 38.2% respectively, of our costs of revenue. During 2021, we incurred an aggregate of US$560.1 million for land acquisitions in China, including deposits for potential acquisitions under the negotiated land acquisition model.

We acquire our developments sites or land held for sale in the United States generally through off-market transactions, including resales and distressed sales. We did not purchase any new property in the United States.

We acquire our developments sites or land held for sale in the United States generally through off-market transactions, including resales and distressed sales. We did not purchase any new property in the United States in 2020 and 2021.

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

Our execution capability to support business expansion

Since 2006, we have been expanding our residential property development operations from Zhengzhou in Henan Province into other high growth cities. We plan to expand into additional high growth cities as suitable opportunities arise. The development of real estate projects across additional high growth cities will impose significant demand on our management and other operational resources. Moreover, we will face increased competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of our targeted high growth cities has its own market conditions, customer requirements and local regulations related to the real estate industry. In addition, while our primary focus continues to be residential real estate markets in the high growth cities in China, we have expanded into the U.S. market. Our expansion in the U.S. market, which is significantly different from China in terms of market conditions, regulatory compliance requirements and customers, imposes significant demands on our management and other operational resources. In 2014, we acquired 100% of the shares of a Malaysian company, which owns offshore land fill development rights for a total area of 170 acres (approximately 687,966 square meters). On March 21, 2018, we acquired a 50% equity stake in MDL from ED Group as mentioned above. We have no development experience in Malaysia and England, nor have we ever engaged in landfill reclamation projects. Such expansion also imposes significant demands on our capital and management resources to develop and generate future revenues from projects. The success of our business expansion depends on our ability to develop, market and deliver quality development projects on time. In addition, the progress and costs of a development project can be adversely affected by many factors, such as delays in obtaining necessary licenses, permits or approvals from relevant government authorities, failure by local contractors to comply with our designs, specifications or standards, and disputes with our third-party contractors. As we are not permitted to commence pre-sale in China until we have reached certain milestones in the construction progress for a project, any significant delay in construction could restrict our ability to pre-sell our properties, which could extend the recovery period for our investments. This, in turn, could have an adverse effect on our cash flow, investment returns, results of operations and financial position.

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

	2020		2021
	US$	%	US$	%
	(in thousands, except for percentages)
Real estate sales	1,604,892	91.9	1,392,240	90.6
Real estate leasing	34,792	2.0	19,781	1.3
Real estate management services income	91,208	5.2	109,823	7.2
Other revenue	14,871	0.9	14,174	0.9
Total revenue	1,745,763	100.0	1,536,018	100.0

The impact of foreign exchange rate variances on reported revenues in U.S. dollars was an adverse 0.07% in 2021, compared to an adverse 0.04% in 2020.

Real estate sales

Real estate sales represent revenues from the sales of residential properties we develop and acquire. Throughout this annual report, real estate sales are stated net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff applicable to property sales in the PRC which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$2.3 million and US$4.3 million in 2020 and 2021, respectively. Beginning May 1, 2016, a value added tax instead of the business tax was levied on the relevant contracted sales value at the rate of 5% or 11%. Beginning May 1, 2018, the rates of value added tax was levied on the relevant contracted sales value at the rate of 5% or 10%. Beginning May 1, 2019, the rates of value added tax was levied on the relevant contracted sales value at the rate of 5% or 9%.

On January 1, 2018, the Company adopted ASC 606: “Revenue from Contracts with Customers”, or ASC 606, issued by the Financial Accounting Standards Board. The Company adopted the guidance using the modified retrospective approach. Under the new revenue recognition standards, revenue from domestic real estate sales under the previous contract terms, which used to be recognized over time under the percentage of completion method, or POC, is no longer recognized until title is transferred and the Company does not have the enforceable right to payment, therefore, the revenue, cost and retained earnings decreased; on the other hand, the balance of real estate properties under development and customer deposits increased. In 2020 and 2021, all the revenues related to the projects in the U.S. were recognized after the title was transferred.

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

Costs of revenues

The following table sets forth a breakdown of our costs of revenues for the period indicated:

	2020		2021
	US%	%	US$	%
	(in thousands, except for percentages)
Cost of real estate sales
Land use rights costs	631,150	43.4	560,141	38.2
Construction costs	720,830	49.6	799,203	54.4
Total cost of real estate sales	1,351,980	93.0	1,359,344	92.6

Cost of real estate leasing	36,122	2.5	22,438	1.5
Cost of real estate management services	55,438	3.8	73,978	5.1
Other costs	9,756	0.7	12,321	0.8
Total Costs of revenues	1,453,296	100.0	1,468,081	100.0

Cost of real estate sales

Cost of real estate sales consists primarily of land use rights costs and construction costs. Impairment charges, if any, are also recorded under cost of real estate sales. Cost of real estate sales is capitalized and allocated to development projects using the specific identification method. When the full accrual method of revenue recognition is applied, cost of sales is recognized by determining the ratio of the area of the relevant units completed and sold to the estimated total project area, and applying that ratio to the estimated total project costs. When the over time basis of revenue recognition is applied, capitalized costs are released to our statement of comprehensive income based on the completion progress of a project.

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

Construction costs. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for flexible payments which cover substantially most of all labor, materials, fittings and equipment costs, subject to adjustments for certain prescribed contingencies, such as design changes during the construction process or changes in government-suggested steel prices or cement prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we directly purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$105.8 million and US$148.3 million in 2020 and 2021, respectively.

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

In 2021, we recognized impairment loss of US$1,347,050 (2020: US$9,641,537) for our active projects, consisting of projects under construction or planning or completed or held for lease.

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

Selling and Distribution Expenses

Our selling and distribution expenses include:

●	advertising and promotion expenses, such as print advertisement costs, billboard and other display advertising costs, and costs associated with our showrooms and illustrative units;
●	sales and marketing staff costs, which consist primarily of, salaries, welfares and sales commissions;
●	agency commissions of approximately 1% of contracted sales on outsourced project sales; and
●	other related expenses.

As of December 31, 2021, we employed 1,701 full-time sales and marketing personnel. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

●	staff salaries and benefits, quarterly and annual bonuses, and stock-based compensation;
●	traveling and office expenses;
●	professional fees, such as audit and legal fees; and
●	other expenses.

Interest Income

Interest income represents interest earned on mainly on our bank balances.

Interest Expenses

Interest expense includes (i) interest on US$300 million principal amount of our 14.20% notes due 2021 (the “October 2021 Senior Secured Notes” which were partially redeemed early in 2019, and were exchanged for new notes due in October 2023 with a principal amount of US$208 million, or the October 2023 Senior Secured Notes), US$300 million principal amount of our 7.75% notes due 2021 (the “February 2021 Senior Secured Notes” which were partially redeemed early in 2019), RMB514.5 million (US$75 million) principal amount of our 12% notes due 2022, or the June 2022 Senior Secured Notes,  US$300 million principal amount of our 14.50% notes due 2023, or the September 2023 Senior Secured Notes, US$270 million principal amount of our 14.00% notes due 2024, or the January 2024 Senior Secured Notes, US$628 million principal amount of our public onshore bonds (which was partially redeemed early in 2019), and US$377 million principal amount of our non-public onshore bonds (which was partially redeemed early in 2019), (ii) amortization of debt issuance cost, and (iii) interest expense on capital leases.

All of our borrowings are granted by PRC commercial banks or financing institutions and denominated in RMB except for U.S. dollar and Hong Kong dollar-denominated borrowings from the following: US$42.9 million from Luso International Banking Ltd., US$41.9 million from Kent EB-5. LLC, US$120 million from Ares Management and US$30 million from 135-35 NORTHERN BLVD LLC . Our senior secured notes (see below) are also denominated in U.S. dollars. Interest rates on our long-term PRC bank borrowings are typically variable and linked to benchmark rates published by the PBOC. Our weighted average interest rate on short-term bank loans and other debt as of December 31, 2021 was 7.32%. As of December 31, 2021, the PBOC benchmark rate for a one-year loan was 4.35% per annum and those for loans of more than one year ranged from 4.75% to 4.92% per annum.

The October 2021 Senior Secured Notes in the principal amount of US$300 million bear interest at the fixed rate of 14.20% per annum. The February 2021 Senior Secured Notes in the principal amount of US$300 million bear interest at a fixed rate of 7.75% per annum. The June 2022 Senior Secured Notes in the principal amount of RMB514.5 million (US$75 million) bear interest at a fixed rate of 12.00% per annum. The September 2023 Senior Secured Notes in the principal amount of US$300 million bear interest at a fixed rate of 14.50% per annum. The October 2023 Senior Secured Notes in the principal amount of US$208 million bear interest at the fixed rate of 14.20% per annum. The January 2024 Senior Secured Notes in the principal amount of US$270 million bear interest at a fixed rate of 14.00% per annum.

In 2021, out of total interest costs incurred, US$183.4 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2021 Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$318.5 million in 2021, including US$272.6 million of interest on loans and notes, US$0.3 million of amortization of debt issuance costs and US$45.6 million of amortization of aircraft finance lease related interest.

In 2020, out of total interest costs incurred, US$129.5 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2020 Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$344.2 million in 2020, including US$312.8 million of interest on loans and notes, US$0.1 million of amortization of debt issuance costs and US$31.3 million of amortization of aircraft finance lease related interest.

Share of Income/(Loss) of Equity Investee

As of December 31, 2020 and 2021, the Group had a 1.85% investment in Zhengzhou Lianhe Real Estate Co., Ltd. The Group does not exercise significant influence over Zhengzhou Lianhe Real Estate Co., Ltd. and therefore, the Group accounts for the investment as a nonmarketable equity security. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible. The Company adopted ASU 2016-01 and elected to record equity investments without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the Company. There were no material adjustments for observable price change or impairment related to these investments in 2021.

On January 11, 2016, the Group together with two other entities established a joint venture called Shenzhen Zhong An Financial Lease Co., Ltd., or Shenzhen Zhong An, in which the Group holds a 25% equity interest. The purpose of the joint venture is to undertake financial lease businesses. In 2021, no dividend was received (2020: nil).

On November 3, 2016, the Company together with two third parties established Zhengzhou Xinci Health Service Co., Ltd., or Zhengzhou Xinci, to provide health services in Zhengzhou, in which the Company holds a 60% equity interest and injected capital in the amount of US$1,290,135 in 2017. Based on the articles of association, the Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over Zhengzhou Xinci’s operation and financial decisions and accounted for it as an equity method investment.

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

On January 18, 2017, the Group acquired 51% equity interest in Zhengzhou Hangmei. Zhengzhou Hangmei, a consolidated subsidiary, holds a 3.75% equity interest of Zhengzhou Taike Real Estate Co., Ltd. amounting to US$738,073. The Group does not exercise significant influence over Zhengzhou Taike Real Estate Co., Ltd. and therefore, the Group accounted for the investment as a nonmarketable equity security. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible. The Company adopted ASU 2016-01 and elected to record equity investments without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the Company. There were no material adjustments for observable price change or impairment related to these investments in 2021.

On April 19, 2017, the Company signed an agreement to acquire up to 70% equity interest of Qingdao Huiju Zhihui City Industrial Development Co., Ltd., or Qingdao Huiju, which was developing a real estate project in Qingdao city from Beijing Huiju Technology Industry Development Co., Ltd., a non-affiliated company for a consideration of US$505.2 million. As of December 31, 2019, US$505.2 million was paid in exchange for 49% equity interest that has been transferred to the Company. Based on the articles of association, the Company cannot exercise control of Qingdao Huiju until it acquires the entire 70% equity interest, but has the ability to exercise significant influence over Qingdao Huiju’s operating and financial decisions and accounted for it as an equity method investment.

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

As of the date of this annual report, the enforcement status of the above award/judgements is that, (i) the change of equity registration formalities was completed by Beijing Huiju within the prescribed period provided by the CIETAC; (ii) Qingdao Huiju has received the refund of US$98.7 million transferred by Beijing Huiju; and (3) Qingdao Huiju has collected the returned business license and official seals of Qingdao Huiju.

On September 4, 2017, the Company with two non-affiliated companies, established a limited partnership, Wuhu Penghong Investment Center (Limited Partnership), or Wuhu Penghong, in which the Company and the other two partners each invested US$30.6 million, US$91.8 million and US$3.1 million in cash, respectively. The other two partners hold substantive participating rights whereas the Company only exercises significant influence, and therefore, accounted for its investment in Wuhu Penghong under the equity method. On September 8, 2017, Wuhu Penghong acquired 90.57% equity interest of Guangzhou Huanglong Information Technology Co., Ltd., or Guangzhou Huanglong, for a total cash consideration of US$19.7 million. In 2021, the Company further invested US$31.4 million in Wuhu Penghong.

On December 27, 2017, the Company with a non-affiliated company, established a limited partnership, called Wuhu Penghua Tenth Investment Center (Limited Partnership), or Wuhu Penghua, where the Company and the other partner invested US$367.3 million and US$153.0 million in cash, respectively. The other partner holds substantive participating rights whereas the Company only exercises significant influence, and therefore, accounted for its investment in Wuhu Penghua under the equity method. In December 2017, Wuhu Penghua and the Company made capital contributions amounting to US$6.9 million and US$0.8 million, representing a 90% and 10% equity interest in Chengdu Xinyuan Renju Enterprise Management Co., Ltd., or Chengdu Renju, respectively. The Company exercises significant influence and accounted for its investment in Chengdu Renju using the equity method. On September 6, 2018, Wuhu Penghua returned to the non-affiliated partner its related investment contribution resulting in the Company becoming the sole owner of the Wuhu Penghua and Chengdu Renju. Therefore, management assessed that the acquisition constitutes an acquisition of business according to ASC805, Business Combinations.

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

On May 27, 2015, the Company together with a non-affiliated company, Nanjing Starry Sky Studios Management Co., Ltd. established a joint venture, Beijing Starry Sky Cinema Co., Ltd., or Starry Sky, in which the Company holds a 51% equity interest. The purpose of the joint venture is to operate movie theatres. On October 18, 2018, for the best interests of the Company, the Company and its non-affiliated joint venture partner agreed that advances amounting to US$2.4 million for operational needs due from Nanjing Starry Sky should be converted to an additional 19.77% equity interest. Therefore, as of October 18, 2018, the Company’s accumulated equity interest in Starry Sky is 70.77%. Based on the latest articles of association, the Company still cannot exercise control of Starry Sky, but has the ability to exercise significant influence over Starry Sky’s operating and financial decisions and accounted for it as an equity method investment.

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

In December 2020, the Company together with a non-affiliated company, Hainan Jiazhaoye Industry Group Co., Ltd. agreed to make a capital injection to a joint venture, Jiazhaoye Health Industry (Sanya) Investment Co., Ltd., or Jiazhaoye Health, in which the Company holds a 49% equity interest. Based on the articles of association, the Company cannot exercise control of Jiazhaoye Health, but has the ability to exercise significant influence over Jiazhaoye Health’s operating and financial decisions and accounted for it as an equity method investment. Since neither project company successfully bid for any projects as of October 2021, the Company and Kaisa Group began a negotiation to terminate the cooperative development framework agreement. In November 2021, they entered into an equity interest swap agreement. According to the agreement, the Company’s 49% equity interest in Jiazhaoye Health will be exchanged for 49% equity interest in Henan Yanchuang Management and Consulting Co., Ltd, or Henan Yanchuang with no extra consideration. Henan Yanchuang became our subsidiary after the equity interest swap.The changes of business registration of Jiazhaoye Health and Henan Yanchuang were completed as of January 25, 2022.

As of December 31, 2021, the Group’s investment in the investees in the aggregate exceeded its proportionate share of the net assets of the equity method investees by nil (December 31, 2020: nil). This difference, if any, represents equity method goodwill and therefore, is not amortized. In 2021, the Group recognized an investment loss amounting to US$23.3 million (2020: US$17.0 million), mainly consisting of MDL amounting to US$14.4 million. As of December 31, 2020 and 2021, there was no material impairment related to these investments.

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

Income Taxes

The following table sets forth the components of income taxes for the periods indicated:

	2020		2021
	US$	%	US$	%
	(in thousands, except for percentages)
Corporate income tax	(21,472)	(15.9)	15,227	(209.1)
Land appreciation tax	90,908	67.3	39,101	(537.0)
Deferred tax benefit	65,623	48.6	(61,609)	846.1
Income taxes	135,059	100.0	(7,281)	100.0

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

We have made provision for the corporate income tax, or CIT, payable by our PRC subsidiaries based on the statutory income tax rate of 25%, after appropriate adjustments to our taxable income used in the calculation. The difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis has been treated as an unrecognized tax benefit under ASC 740-10 “Income Tax,” or ASC 740-10, which had a balance of US$130.6 million as of December 31, 2021. The increase in the current year liability for unrecognized tax benefits is mainly attributable to deemed interest income from our subsidiaries during the year amounting to US$25.3 million and related late payment interests amounting to US$3.1 million.

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

The United States

Our US subsidiaries are subject to income tax at the effective rate of approximately 21% in accordance with US corporate income tax laws and regulations, dividends and interests paid by US enterprises to non-US tax resident enterprises are subject to US withholding tax of 30%.

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

On May 30, 2014, the Modern City project developed by Henan Xinyuan Real Estate Co., Ltd., completed the LAT final settlement with the local tax bureau. We received a tax clearance certificate, which confirmed that our accrual under the deemed profit method was adequate and there were no additional tax adjustments assessed by the local tax bureau as of May 30, 2014. Based on the above, management performed a reassessment and concluded that the likelihood of the deemed profit method being overturned is only reasonably possible, and accordingly reversed the LAT liability accrued for the project amounting to US$16.2 million as of December 31, 2014. Our estimate for the reasonably possible contingency for LAT related to the Modern City project amounted to US$16.2 million and US$16.2 million as of December 31, 2015 and December 31, 2016, respectively. The statute of limitation lapsed as of May 30, 2017 and therefore, there was no related contingency as of December 31, 2020 or December 31, 2021.

In 2021, we have made provision for LAT with respect to properties sold up to December 31, 2021 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

Share-based Compensation Expense

We have six share-based compensation plans: (1) our 2007 long-term incentive plan (which expired in 2017 and has remaining options), (2) our 2014 Restricted Stock Unit Plan, or the 2014 RSU Plan, (3) our 2015 long-term incentive plan, (4) a restricted share scheme operated by our subsidiary, Xinyuan Property Management Service (Cayman) Ltd., adopted on January 31, 2019, (5) an employee stock option plan for Xinchuang Technology Co. Ltd., or Xinchuang Technology, adopted on September 28, 2019, and (6) our 2020 restricted stock unit plan, adopted on June 30, 2020.

Under our 2007 long-term incentive plan, as of December 31, 2021, there was no option outstanding and exercisable. Under our 2014 RSU Plan, we have granted 12,453,194 restricted common shares to employees and directors that vest ratably over a three-year service vesting period. Under our 2015 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 20,000,000 common shares. As of December 31, 2021, 2,796,734 options remained outstanding and exercisable, and 14,865,808 shares remained eligible for future grants under the plan.

We incurred compensation cost of US$4.5 million and US$3.4 million in 2020 and 2021, respectively, in the general and administrative expenses. For a description of the grants under each of the plans, see Note 16 of the consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents a summary of our consolidated statements of comprehensive income by amount and as a percentage of our total revenue during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	2020		2021
	US$	%	US$	%
	(in thousands, except for percentages)
Revenue	1,745,763	100.0	1,536,018	100.0
Costs of revenue	(1,453,296)	(83.2)	(1,468,081)	(95.6)
Gross profit	292,467	16.8	67,937	4.4
Selling and distribution expenses	(66,886)	(3.8)	(90,569)	(5.9)
General and administrative expenses	(154,177)	(8.8)	(163,410)	(10.6)
Gain on disposal of property held for lease	82,806	4.7	—	0.0
Impairment losses on goodwill	(6,400)	(0.4)	(18,651)	(1.2)
Operating income/(loss)	147,810	8.5	(204,694)	(13.3)
Interest income	33,406	1.9	28,297	1.8
Interest expense	(129,487)	(7.4)	(183,399)	(11.9)
Exchange loss	(3,094)	(0.2)	(9,707)	(0.6)
Other (loss)/income	(1,296)	(0.1)	2,510	(0.2)
Share of gain/(loss) of equity investees	17,028	1.0	(23,346)	(1.5)
Net loss on debt extinguishment	(1,843)	(0.1)	—	0.0
Gain/(loss) on short-term investments	5,053	0.3	(30,203)	(1.9)
Income/(loss) from operations before income taxes	67,577	3.9	(420,543)	(27.4)
Income taxes	(135,060)	(7.7)	7,281	0.5
Net loss	(67,483)	(3.8)	(413,262)	(26.9)
Net loss attributable to non-controlling interest	(13,557)	(0.8)	(4,045)	(0.3)
Net loss attributable to Xinyuan Real Estate Co., Ltd. shareholders	(81,040)	(4.6)	(417,307)	(27.2)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue

Revenue decreased by US$209.7 million, or 12.0%, to US$1,536.0 million in 2021 from US$1,745.8 million in 2020.

Real estate sales

Revenue from real estate sales decreased by US$212.7 million, or 13.3%, to US$1,392.2 million in 2021 from US$1,604.9 million in 2020, principally due to decrease in contract sales due to COVID-19 and the general condition of the housing market in China.

The following table sets forth the percentage of completion, the percentage sold and related revenues for our pre-sold projects in 2020 and 2021. The revenues for our new pre-sold projects since January 1, 2018 are recognized on an over-time basis upon the adoption of ASC 606 and recognized at a point in time in the United States. For information regarding revenue recognition on an over time basis and at a point in time, see “Critical Accounting Policies,” below.

				Percentage Sold (2)
		Percentage Complete		Accumulated as of
Project	Total GFA	as of December 31, (1)		December 31		Revenues Recognized for The Year Ended December 31,
		2020	2021	2020	2021	2020		2021
	m2%		%	%	%	US$	%(3)	US$	%(3)
Chengdu region
Chengdu Xinyuan Splendid I	231,032	100.0	100.0	99.0	99.3	(21,017)	—	1,484,046	0.1
Chengdu Xinyuan Splendid II	217,581	100.0	100.0	100.0	100.0	—	—	—	—
Chengdu Thriving Family	203,382	99.7	99.8	82.6	92.1	5,645,369	0.4	5,240,053	0.4
Chengdu Xinyuan City (4)	741,594	56.5	59.1	41.2	56.1	217,335,506	13.5	121,884,222	8.8
Shanghai region
Shanghai Royal Palace	57,770	99.9	99.9	67.2	67.2	(86,714)	—	179,183	—
Suzhou International City Garden	228,691	100.0	100.0	100.0	100.0	—	—	(15,086)	—
Suzhou Xin City	127,291	100.0	100.0	100.0	100.0	—	—	13,898	—
Suzhou Lake Royal Palace	169,781	100.0	100.0	100.0	100.0	(46,339)	—	—	—
Kunshan International City Garden	497,972	100.0	100.0	100.0	99.9	—	—	438,260	—
Kunshan Royal Palace	280,593	100.0	100.0	99.5	99.5	2,631,435	0.2	980,801	0.1
Kunshan Xindo Park	88,959	99.9	99.9	97.5	97.6	6,969,495	0.4	4,402,445	0.3
Xuzhou Colorful City	130,845	100.0	99.4	96.5	96.4	(24,313)	—	268,208	—
Kunshan Xinyu Jiayuan (4)	107,970	84.7	97.1	70.6	94.8	84,812,248	5.3	104,892,480	7.5
Suzhou Galaxy Bay (4)	73,313	96.5	94.3	77.5	93.3	20,694,517	1.3	20,137,340	1.4
Suzhou Gusu Shade I (4)	11,957	99.1	98.8	79.2	92.5	5,310,027	0.3	3,565,234	0.3
Shandong region
Jinan International City Garden	264,357	100.0	100.0	99.8	99.8	23,472	—	—	—
Jinan Xinyuan Splendid	572,398	100.0	100.0	99.4	99.4	700,856	—	3,298,927	0.2
Shandong Royal Palace	444,442	99.0	98.7	98.4	98.9	127,836,668	8.0	9,758,484	0.7
Jinan Xin Central	196,041	100.0	100.0	92.9	94.9	8,030,980	0.5	9,671,897	0.7
Qingdao Royal Dragon Bay (4)	161,877	72.4	90.7	70.9	87.6	98,392,087	6.1	116,677,756	8.4
Jinan Royal Spring Bay (4)	127,788	94.4	96.5	57.6	87.0	50,723,157	3.2	35,259,927	2.5
Henan region
Zhengzhou Xinyuan Colorful Garden	191,781	100.0	100.0	100.0	100.0	414,100	—	(1,899)	—
Zhengzhou Finance Square	67,225	100.0	100.0	100.0	100.0	—	—	(27,516)	—
Zhengzhou Modern City	232,054	100.0	100.0	100.0	100.0	276,519	—	—	—
Zhengzhou Century East A	76,469	100.0	100.0	100.0	100.0	17,913	—	—	—
Zhengzhou Century East B	166,481	100.0	100.0	100.0	100.0	—	—	—	—
Zhengzhou Xin City	210,022	100.0	100.0	98.5	98.6	1,931,745	0.1	205,289	—
Henan Thriving Family	131,245	99.4	99.5	89.4	90.6	1,658,828	0.1	—	—
Henan Xin Central I	261,266	99.2	99.4	92.5	95.5	2,113,629	0.1	4,938,200	0.4
Xingyang Splendid I	114,997	92.1	93.5	80.2	80.5	116,373	—	143,852	—
Xingyang Splendid II	118,530	84.0	83.0	74.7	74.7	1,268,467	0.1	867,344	0.1
Xingyang Splendid III	120,873	99.6	96.4	97.7	98.0	5,238,528	0.3	1,097,212	0.1
Xingyang Splendid IV (4)	151,834	50.5	51.1	76.8	81.7	42,827,579	2.7	6,436,271	0.5
Zhengzhou Xindo Park	134,206	98.5	98.7	88.1	88.5	2,094,711	0.1	(522,805)	—
Zhengzhou Fancy City I	166,524	99.7	99.8	90.1	90.9	2,159,279	0.1	2,291,894	0.2
Zhengzhou Fancy City III (4)	80,628	86.4	89.9	90.0	95.8	16,114,905	1.0	5,358,119	0.4
Zhengzhou International New City I	356,676	96.6	118.5	97.5	97.5	13,538,036	0.8	6,106,193	0.4
Zhengzhou International New City II	176,124	86.5	86.3	97.3	97.4	47,349,139	2.9	2,352,018	0.2
Zhengzhou International New City III A	97,044	85.6	88.6	96.0	95.7	177,677,907	11.1	10,277,114	0.7
Zhengzhou Fancy City II (South)	84,274	96.6	96.5	96.8	96.8	904,065	0.1	271,306	—
Zhengzhou Fancy City II (North)	108,916	88.2	86.3	88.0	88.8	1,985,703	0.1	102,918,197	7.4
Henan Xin Central II	109,325	98.7	99.7	92.7	93.8	1,785,015	0.1	6,566,096	0.5
Zhengzhou International New City III B (4)	119,264	81.3	85.5	98.1	98.9	43,856,883	2.7	11,760,495	0.8
Zhengzhou International New City III C (4)	82,965	75.1	84.5	90.1	91.2	15,259,944	1.1	13,872,077	1.0
Zhengzhou International New City III D (4)	46,074	84.3	90.4	89.4	97.0	11,536,011	0.7	6,418,128	0.5
Zhengzhou International New City IV (4)	202,103	72.0	75.3	90.6	94.4	27,937,694	1.7	16,057,217	1.2
Zhengzhou Hangmei International Wisdom City I (4)	143,181	80.2	88.9	71.0	83.8	19,574,970	1.2	25,708,316	1.8
Xinyuan Golden Water View City (4)	355,301	77.1	80.2	49.8	51.3	159,085,001	9.9	24,588,010	1.8
Xingyang Splendid V (4)	80,486	53.7	54.7	84.5	94.8	15,481,471	1.0	4,026,543	0.3
Zhengzhou International New City IV B10 (4)	92,842	59.2	64.7	82.5	86.1	18,693,756	1.2	5,137,500	0.4
Zhengzhou International New City A04 (4)	105,987	55.5	61.5	52.4	86.0	32,319,279	2.0	23,563,473	1.7
Derun project I	122,246	55.8	63.1	75.7	91.4	103,617,428	6.7	33,764,844	2.4
Zhengzhou Xinyuan Yue Royal Palace	277,429	—	50.8	—	12.8	—	—	24,884,590	1.8
Anhui region
Hefei Wangjiang Garden	145,455	100.0	100.0	100.0	100.0	(337)	—	118,965	-
Beijing region
Beijing Xindo Park	133,856	99.9	99.9	89.2	94.6	3,453,153	0.2	6,667,429	0.5
Tongzhou Xinyuan Royal Palace	72,623	63.8	72.1	6.5	67.7	22,692,812	1.4	262,427,158	18.8
Tianjin Spring Royal Palace I	139,573	98.8	99.0	83.9	80.9	477,625	—	290,316	—
Tianjin Spring Royal Palace II (4)	144,581	88.1	92.6	60.0	84.5	35,782,625	2.2	44,241,737	3.2
Changsha region
Changsha Xinyuan Splendid	252,361	99.9	99.9	95.6	95.6	(73,759)	—	3,001,611	0.2
Changsha Mulian Royal Palace	90,940	100.0	98.2	100.0	100.0	193,530	—	4,428,210	0.3
Changsha Furong Thriving Family (4)	72,042	98.6	99.3	99.9	100.0	27,601,674	1.7	842,725	0.1
Sanya region
Sanya Yazhou Bay No.1	119,237	100.0	98.8	96.7	96.8	10,084,944	0.6	(34,447)	—
Xi’an region
Xi’an Metropolitan	285,998	98.6	98.7	88.6	89.9	11,028,793	0.7	9,768,668	0.7
Xi'an Xinyuan Royal Palace	217,925	—	55.5	—	50.8	—	—	156,280,641	11.2
Dalian region
Dalian International Health Technology Town I (4)	98,733	66.4	82.6	77.3	91.9	44,168,392	2.8	28,444,460	2.0
Dalian International Health Technology Town I-A2	9,189	65.7	55.5	47.9	50.8	4,999,655	0.3	7,198,189	0.5
Guangdong region
Foshan Xinchuang AI International Science and Technology Innovation Valley (4)	194,404	65.3	79.3	28.2	66.2	47,792,820	3.0	68,660,846	4.9
US
Northern Nevada Land Portfolio	N/A	N/A	N/A	N/A	N/A	—	—	—	—
Lennox Project	N/A	N/A	N/A	N/A	N/A	—	—	—	—
New York Oosten	30,855	N/A	N/A	N/A	N/A	927,700	—	22,707,345	1.6
Total	11,727,778					1,604,891,939	100.0	1,392,240,005	100.0
(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.
(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.

(3)	Percentage of all real estate sales revenues for the financial period, including revenues recognized on an “over time” basis and until title was transferred.
(4)	The revenues for these projects are recognized on an over time basis.

The following table sets forth the square meters sold and average selling price per square meter for each pre-sold project, each reportable segment and on a consolidated basis in 2020 and 2021:

Project	Year Ended December 31,
	2020			2021
		Square	Average		Square Meters	Average
	Contract Sales	Meters Sold	Selling Price	Contract Sales	Sold	Selling Price
	US$	m2	US$/m2	US$	m2	US$/m2
Chengdu Region
Chengdu Xinyuan Splendid I	—	—	—	—	—	—
Chengdu Xinyuan Splendid II	1,956,768	—	—	(534,939)	—	—
Chengdu Thriving Family	5,127,128	1,413	3,629	15,826,661	6,033	2,623
Chengdu Xinyuan City	333,150,438	211,765	1,573	195,855,186	119,790	1,635
Total	340,234,334	213,178	1,596	211,146,908	125,823	1,678
Shanghai region
Shanghai Royal Palace	—	—	—	(294,519)	—	—
Suzhou Lake Royal Palace	(824,901)	61	(13,523)	—	—	—
Suzhou Galaxy Bay	1,879,529	598	3,143	(2,917,007)	90	(32,411)
Suzhou Gusu Shade I	2,341,196	638	3,670	4,114,213	1,713	2,402
Suzhou Suhe Bay *	—	—	—	—	—	—
Suzhou Gusu Shade II **	16,880,139	3,984	4,237	9,575,942	4,218	2,270
Huzhou Silk Town ***	33,031,755	12,161	2,716	10,436,240	5,202	2,006
Suzhou Linhu Lake Project	85,764,446	31,709	2,705	196,022,734	8,488	23,094
Kunshan International City Garden	—	—	—	—	—	—
Kunshan Royal Palace	2,173,947	1,170	1,858	—	—	—
KunshanXindo Park	2,253,486	1,211	1,861	1,482,694	992	1,495
Kunshan Xinyu Jiayuan	79,340,513	24,064	3,297	79,912,636	22,952	3,482
Xuzhou Colorful City	1,520,400	869	1,750	5,788,513	7,473	775
Total	224,360,510	76,465	2,934	304,121,446	51,128	5,948
Shandong region
Jinan International City Garden	43,945	208	211	37,606	—	—
Jinan Xinyuan Splendid	107,142	1,045	103	4,346,831	5,209	834
Shandong Royal Palace	5,589,055	6,538	855	643,623	1,634	394
Jinan Xin Central	13,607,303	7,125	1,910	3,033,875	1,787	1,698
Qingdao Royal Dragon Bay	72,667,155	22,801	3,187	62,054,314	21,028	2,951
Jinan Royal Spring Bay	48,605,486	39,795	1,221	36,007,235	26,731	1,347
Qingdao Longxi	87,793,307	30,877	2,843	134,420,395	53,742	2,501
Total	228,413,393	108,389	2,107	240,543,879	110,131	2,184
Henan region
Zhengzhou Royal Palace	—	—	—	(3,699)	—	—
Zhengzhou Modern City	—	—	—	101,205	149	679
Zhengzhou Yipin Xiangshan Phase II	—	—	—	—	—	—
Zhengzhou Century East A	—	—	—	—	—	—
Zhengzhou Century East B	10,512	7	1,502	—	—	—
Zhengzhou Xin City	135,471	30	4,516	1,122,234	718	1,563
Zhengzhou Thriving Family	2,092,950	1,020	2,052	129,321	476	272
Henan Xin Central I	835,978	(568)	(1,472)	1,434,832	(148)	(9,695)
Zhengzhou Xindo Park	(77,269)	51	(1,515)	92,012	398	231
Xingyang Splendid I	656,486	773	849	764,795	535	1,430
Xingyang Splendid II	548,313	307	1,786	636,430	852	747
Xingyang Splendid III	454,113	273	1,663	1,444,743	1,239	1,166
Zhengzhou Fancy City I	1,113,879	1,373	811	1,344,522	963	1,396
Zhengzhou Fancy City II (South)	7,620,487	2,895	2,632	(402,190)	(1,307)	308
Zhengzhou International New City I	1,618,840	1,606	1,008	3,094,364	1,894	1,634
Henan Xin Central II	7,648,291	4,168	1,835	182,115	811	225
Zhengzhou Fancy City II (North)	(18,069,303)	(12,748)	1,417	19,504,623	13,801	1,413
Zhengzhou International New City II	5,690,555	1,259	4,520	1,945,590	1,882	1,034
Zhengzhou International New City III A	7,993,012	165	48,442	767,545	884	868
Zhengzhou International New City III B	6,560,016	712	9,214	2,158,893	—	—
Zhengzhou International New City III D	630,047	—	—	864,265	336	2,572
Zhengzhou Hangmei International Wisdom City I	19,997,599	22,458	890	20,558,929	21,413	960
Xingyang Splendid IV	70,020,043	68,195	1,027	9,452,142	(13,425)	(704)
Xinyuan Golden Water View City	207,786,800	91,825	2,263	16,421,331	7,820	2,100
Zhengzhou Fancy City III	8,584,258	4,644	1,848	433,722	(92)	(4,714)
Zhengzhou International New City III C	19,098,794	7,995	2,389	5,649,502	2,958	1,910
Zhengzhou International New City IV	25,572,648	14,508	1,763	5,094,096	2,040	2,497
Zhengzhou International New City IV B10	33,857,026	28,407	1,192	(123,032)	6	(20,505)
Zhengzhou International New City A04	64,106,108	37,811	1,695	32,205,327	38,135	845
Xingyang Splendid V	16,665,749	15,739	1,059	6,625,709	8,084	820
Zhengzhou Derun Project I	211,199,652	105,623	2,000	33,727,956	16,623	2,029
Xinyuan Yue Royal Palace	—	—	—	53,640,480	45,935	1,168
Total	702,351,055	398,528	1,762	218,867,762	152,980	1,431
Beijing region
Beijing Xindo Park	8,156,376	2,735	2,982	10,867,186	5,653	1,922
Tianjin Spring Royal Palace I	—	—	—	—	—	—
Tianjin Spring Royal Palace II	32,205,804	17,936	1,796	44,505,043	33,846	1,315
Beijing Tongzhou Liyuan	38,794,619	4,737	8,190	393,074,287	42,795	9,185
Total	79,156,799	25,408	3,115	448,446,516	82,294	5,449
Hunan region
Changsha Xinyuan Splendid	365,959	884	414	339,570	156	2,177
Changsha Mulian Royal Palace	(196,676)	(52)	3,782	—	—	—
Changsha Furong Thriving Family	(142,895)	(103)	1,387	(7,030)	—	—
Total	26,388	729	36	332,540	156	2,132
Hainan region
Sanya Yazhou Bay No.1	10,339,192	4,618	2,239	(46,901)	—	—
Xi’an region
Xi’an Metropolitan	—	—	—	6,563,554	4,786	1,371
Xi'an Xinyuan Royal Palace	16,069,717	6,137	2,618	307,639,674	114,784	2,680
	16,069,717	6,137	2,618	314,203,228	119,570	2,628
Dalian region
Dalian International Health Technology Town I	57,939,658	50,858	1,139	15,805,920	14,717	1,074
Dalian International Health Technology Town II	8,303,134	4,394	1,890	9,064,969	4,518	2,006
Total	66,242,792	55,252	1,199	24,870,889	19,235	1,293
Guangdong region
Foshan Xinchuang AI International Science and Technology Innovation Valley	76,386,684	56,284	1,357	76,550,412	52,917	1,447
U.S.
New York Oosten Project	927,700	80	11,564	27,702,725	2,500	11,081
Grand Total	1,744,508,564	945,068	1,846	1,866,739,404	716,734	2,605

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

Total square meters sold decreased to 716,734 square meters in 2021 from 945,068 square meters in 2020. The decrease was mainly due to the decreased sales of newly launched projects in 2021.

The overall aggregate average selling price per square meter in 2021 increased to US$2,605 from US$1,846 in 2020, primarily because saleable units were sold in locations with a comparatively higher average selling price, such as Beijing and Xi’an.

Chengdu region. Total square meters in this region sold in 2021 decreased to 125,823 square meters from 213,178 square meters in 2020, primarily due to decreased sales of Chengdu Xinyuan City. The average selling price per square meter in 2021 increased to US$1,678 from US$1,596 in 2020.

Shanghai region. Total square meters sold in 2021 decreased to 51,128 square meters from 76,465 square meters in 2020, mainly due to the decreased sales of Huzhou Silk Town, Suzhou Galaxy Bay, Kunshan Royal Palace, Kunshan Xindo Park and Kunshan Xinyu Jiayuan partially offset by the increase in the number of saleable units of Suzhou Linhu Lake Project. The average selling price per square meter in 2021 increased to US$5,948  from US$2,934 in 2020.

Shandong region. Total square meters sold in 2021 decreased to 110,131 square meters from 108,389 square meters in 2020, mainly due to the decrease of saleable units of Jinan Royal Spring Bay. The average selling price per square meter in 2021 increased to US$2,184 from US$2,107 in 2020.

Henan region. Total square meters sold in 2021 decreased to 152,980 square meters from 398,528 square meters in 2020, mainly due to the decreased sales of Derun Project I and Xinyuan Golden Water View City. The average selling price per square meter in 2021 increased to US$1,431 from US$1,762 in 2020.

Beijing region. Total square meters sold in 2021 increased to 82,294 square meters from 25,408 square meters in 2020, mainly due to the increased sales of Tianjin Spring Royal Palace II  and Tongzhou Xinyuan Royal Palace. The average selling price per square meter in 2021 increased to US$5,449 from US$3,115 in 2020.

Hunan region. Total square meters sold in 2021 decreased to 156 square meters from 729 square meters in 2020, mainly due to the decreased sales of Changsha Xinyuan Splendid.

Hainan region. We had no sale in the Hainan region in 2021 because Sanya Yazhou Bay No.1 was sold out. In 2020, the total square meters sold in the Hainan region was 4,618 square meters, with an average selling price per square meter of US$2,239.

Xi’an region. Total square meters sold in 2021 increased to 119,570 square meters from 6,137 square meters in 2020, mainly due to the increased sales of Xi'an Xinyuan Royal Palace. The average selling price per square meter in 2021 increased to US$2,628 from US$2,618 in 2020, resulting from the increase in high margin units available for sale.

Dalian region. Total square meters sold in 2021 decreased to 19,235 square meters from 55,252 square meters in 2020, mainly due to the decrease of saleable units of Dalian International Health Technology Town I. The average selling price per square meter in 2021 increased to US$1,293 from US$1,199 in 2020, resulting from the increase in high margin units available for sale.

Guangdong region. Total square meters sold in 2021 decreased to 52,917 square meters from 56,824 square meters in 2020, mainly due to the decrease of saleable units of Foshan Xinchuang AI International Science and Technology Innovation Valley. The average selling price per square meter in 2021 increased to US$1,447 from US$1,357 in 2020, resulting from the increase in high margin units available for sale.

United States region. Total square meters sold in 2021 increased to 2,500 square meters from 80 square meters in 2020, derived from the sale of New York Oosten Project. The average selling price per square meter in 2021 decreased to US$11,081 from US$11,596 in 2020.

Real estate leasing

Real estate leasing income decreased by US$15.0 million, or 43.1% to US$19.8 million in 2021 from US$34.8 million in 2020. The decrease is primarily due to the disposal of the Modern City project.

Real estate management services income

Real estate management services income increased by US$18.6 million, or 20.4%, to US$109.8 million in 2021 from US$91.2 million in 2020. The increase primarily resulted from the expansion in property management service operations.

Other revenue

Other revenue decreased by US$0.7 million, or 4.7%, to US$14.2 million in 2021 from US$14.9 million in 2020.

Costs of Revenue

Costs of revenue increased by US$14.8 million, or 1.0%, to US$1,468.1 million in 2021 from US$1,453.3 million in 2020, primarily resulted from the decrease in average selling price which has a negative effect on the overall project margin.

Cost of real estate sales

Cost of real estate sales increased by US$7.4 million, or 0.5%, to US$1,359.3 million in 2021 from US$1,352.0 million in 2020. The total land use rights cost decreased by US$71.0 million, or 11.3%, from US$631.2 million (43.4% of cost of real estate sales) in 2020 to US$560.1 million (38.2% of cost of real estate sales) in 2021. The decrease was consistent with the decrease of revenue. Construction cost, including capitalized interest, increased by US$78.4 million, or 10.9%, to US$799.2 million in 2021 from US$720.8 million in 2020, primarily due to increased project construction activities.

Cost of real estate leasing

Cost of real estate leasing decreased by US$13.7 million, or 37.9%, to US$22.4 million in 2021 from US$36.1 million in 2020. The decrease was generally in line with the decrease in our leasing revenue.

Cost of real estate management services

Cost of real estate management services increased by US$18.5 million, or 33.4%, to US$74.0 million in 2021 from US$55.4 million in 2020. The increase was generally in line with the increase in our management service revenue.

Other costs

Other costs increased by US$2.6 million, or 26.3%, to US$12.3 million in 2021 from US$9.8 million in 2020. The increase was primarily attributable to the rise in deputy property management costs and the increase in software consulting service cost.

Gross Profit

Gross profit decreased by US$224.5 million, or 76.8%, to US$67.9 million in 2021 from US$292.5 million in 2020. Gross profit margin was 4.4% in 2021, compared to 16.7% in 2020. The decrease was primarily attributable to the decrease in pre-sale of our high margin units available in 2021.

Selling and Distribution Expenses

Selling and distribution expenses increased by US$23.7 million, or 35.4%, to US$90.6 million in 2021 from US$66.9 million in 2020. As a percentage of revenue, selling and distribution expenses, it was 5.9% in 2021, compared to 3.8% in 2020. The increase was primarily due to increase in promotion activities. As revenue grows in the future, we expect selling and distribution expenses as a percentage of revenue to remain stable.

General and Administrative Expenses

General and administrative expenses increased by US$9.2 million, or 6.0% to US$163.4 million in 2021 from US$154.2 million in 2020. The increase was primarily due to the increase in consulting and audit fees. As a percentage of revenue, general and administrative expenses, it was 10.6% in 2021 compared to 8.8% in 2020.

Interest Income

Interest income was US$28.3 million in 2021, compared to US$33.4 million in 2020. The decrease was primarily due to the maturity of interest-bearing receivables from Zhengzhou Jiahe Project.

Interest Expenses

In 2021, out of total interest costs incurred, US$183.4 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2021 Statement of Comprehensive Income. Total gross interest costs incurred were US$318.5 million in 2021, including US$272.6 million of interest on loans and notes, US$0.3 million of amortization of debt issuance costs and US$45.6 million of amortization of aircraft finance lease related interest.

In 2020, out of total interest costs incurred, US$129.5 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2020 Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$344.2 million in 2020, including US$312.8 million of interest on loans and notes, US$0.1 million of amortization of debt issuance costs and US$31.3 million of amortization of aircraft finance lease related interest.

Income Taxes

Income taxes decreased by US$142.3 million, or 105.4% to income tax benefits of US$7.3 million in 2021 from income tax expense of US$135.1 million in 2020 mainly due to the decrease in taxable income in the PRC.

Our effective tax rate decreased to 0.5% in 2021, from 199.9% in 2020.

Net Loss Attributable to our Shareholders

Net loss increased by US$336.3 million to US$417.3 million in 2021, from net loss of US$81.0 million in 2020.

Discussion of Segment Operations

We consider each of our individual property developments as a discrete operating segment. As a presentation of segment information for every property development would not be meaningful, we have aggregated our segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. Our reporting segments are: (i) property developments in Zhengzhou, Henan Province, (ii) property developments in Jinan and Qingdao, Shandong Province, (iii) property developments in Suzhou, Xuzhou and Kunshan, Jiangsu Province and Shanghai, (iv) property developments in Chengdu, Sichuan Province (v) property developments in Beijing and Tianjin, (vi) property developments in Sanya, Hainan Province, (vii) property developments in Changsha, Hunan Province, (viii) property developments in Xi’an, Shaanxi Province, (ix) property developments in Zhuhai and Foshan Guangdong Province, (x) property developments in Wuhan, Hubei Province, (xi) property developments in Dalian, Liaoning Province, (xii) property developments in the United States, (xiii) property management and (xiv) “other.” Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The “property management” category relates to property management services. The “other” category relates to investment holdings, installation of intercom systems, landscaping, engineering and management, real estate sale, purchase and lease activities. The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements included in this report.

	2020	2021

	(US$ in thousands, except for percentages)
Zhengzhou, Henan
Total revenue	798,971	357,138
Total cost of revenue	(671,689)	(390,576)
Gross profit /(loss)	127,282	(33,438)
Gross margin	15.9%	(9.4)%
Operating income /(loss)	150,129	(100,664)
Jinan and Qingdao, Shandong
Total revenue	284,869	175,035
Total cost of revenue	(260,983)	(176,917)
Gross profit	23,886	1,882
Gross margin	8.4%	1.1%
Operating income /(loss)	8,674	(12,762)
Suzhou, Kunshan and Xuzhou, Jiangsu, and Shanghai
Total revenue	124,101	138,442
Total cost of revenue	(93,934)	(125,392)
Gross profit	30,167	13,050
Gross margin	24.3%	9.4%
Operating income /(loss)	19,487	(6,087)
Chengdu, Sichuan
Total revenue	223,850	129,264
Total cost of revenue	(214,861)	(165,009)
Gross profit/(loss)	8,989	(35,745)
Gross margin	4.0%	(27.7)%
Operating income /(loss)	1,312	(44,246)
Beijing and Tianjin
Total revenue	65,241	317,184
Total cost of revenue	(50,032)	(256,352)
Gross profit	15,209	60,832
Gross margin	23.3%	19.2%
Operating loss	(58,692)	(19,773)
Sanya, Hainan
Total revenue	10,092	—
Total cost of revenue	(5,549)	—
Gross loss	4,543	—
Gross margin	45.0%	—%
Operating income /(loss)	3,188	(310)
Changsha, Hunan
Total revenue	28,990	10,334
Total cost of revenue	(5,730)	(11,162)
Gross profit /(loss)	23,260	(828)
Gross margin	80.2%	(8.0)%
Operating income /(loss)	21,653	(1,888)
Xi'an, Shaanxi
Total revenue	15,588	172,052
Total cost of revenue	(18,063)	(147,181)
Gross (loss) /profit	(2,475)	24,871
Gross margin	(15.9)%	14.5%
Operating (loss) / income	(6,536)	15,688
Zhuhai and Foshan, Guangdong
Total revenue	47,788	69,189
Total cost of revenue	(34,036)	(60,761)
Gross profit	13,752	8,428
Gross margin	28.8%	12.2%
Operating income	10,327	(2,112)
Wuhan, Hubei
Total revenue	—	132
Total cost of revenue	(43)	(26)
Gross (loss) / profit	(43)	106
Gross margin	0.0%	80.3%
Operating loss	(1,435)	(1,166)
Dalian, Liaoning
Total revenue	49,168	35,695
Total cost of revenue	(38,574)	(31,759)
Gross profit	10,594	3,936
Gross margin	21.5%	11.0%
Operating income /(loss)	5,698	(764)
US
Total revenue	6,256	29,414
Total cost of revenue	(4,519)	(36,201)
Gross loss	1,737	(6,787)
Gross margin	27.8%	(23.1)%
Operating loss	(4,461)	(14,010)
Property Management
Total revenue	89,047	102,079
Total cost of revenue	(54,822)	(66,727)
Gross profit	34,225	35,352
Gross margin	38.4%	34.6%
Operating income	24,835	26,483
Others
Total revenue	1,802	59
Total cost of revenue	(461)	(19)
Gross profit	1,341	40
Gross margin	74.4%	67.4%
Operating loss	(26,369)	(43,081)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Zhengzhou, Henan. Total revenue decreased by US$441.8 million, or 55.3%, from US$799.0 million in 2020 to US$357.1 million in 2021. Gross loss for this region was US$33.4 million, or -9.4% of revenue, in 2021, as compared to gross profit of US$127.3 million, or 15.9% of revenue, in 2020. The operating loss was US$100.7 million in 2021, representing a decrease of US$250.8 million, or 167.1%, from operating income of US$150.1 million in 2020.

Jinan and Qingdao, Shandong. Total revenue decreased by US$109.8 million, or 38.6%, from US$284.9 million in 2020 to US$175.0 million in 2021. The gross profit decreased to US$-1.9 million, or -1.1% of revenue, in 2021 from US$23.9 million, or 8.4% of revenue, in 2020. The operating loss was US$12.8 million in 2021, representing a decrease of US$21.4 million, or 247.1%, from operating income of US$8.7 million in 2020.

Suzhou, Kunshan and Xuzhou, Jiangsu and Shanghai. Total revenue increased by US$14.3 million, or 11.6%, from US$124.1 million in 2020 to US$138.4 million in 2021. Gross profit for the Jiangsu and Shanghai segment decreased to US$13.1 million, or 0.1% of revenue, in 2021, from US$30.2 million, or 24.3% of revenue, in 2020. The operating loss was US$6.1 million in 2021, representing a decrease of US$25.6 million, or 131.2%, from the operating income of US$19.5 million in 2020.

Chengdu, Sichuan. Total revenue decreased by US$94.6 million, or 42.3% from US$223.9 million in 2020 to US$129.3 million in 2021. Gross loss for the Sichuan segment was US$35.7 million, or 27.7% of revenue, in 2021, as compared to gross profit of US$9.0 million, or 4% of revenue, in 2020. The operating loss was US$44.2 million in 2021, representing a decrease of US$45.6 million, or 3472.4%, from the operating income of US$1.3 million in 2020.

Beijing and Tianjin. Total revenue increased by US$251.9 million, or 386.2%, from US$65.2 million in 2020 to US$317.2 million in 2021. Gross profit for the Beijing and Tianjin segment was US$60.8 million, or 19.2% of revenue, in 2021, increasing by US$45.6 million from US$15.2 million, or 23.3% of revenue, in 2020. The operating loss was US$19.8 million in 2021, representing a decrease of US$39.0 million, or 66.3%, from the operating loss of US$58.7 million in 2020.

Sanya, Hainan. Total revenue decreased by US$10.1 million, or 100%, from US$10.1 million in 2020 to nil in 2021. Gross profit for the Hainan segment was nil in 2021, decreasing by US$4.5 million from US$4.5 million, or 100% of revenue, in 2020. The operating loss was US$0.3 million in 2021, representing a decrease of US$3.5 million, or 109.7%, from operating income of US$3.2 million in 2020.

Changsha, Hunan. Total revenue decreased by US$18.7 million, or 64.4%, from US$29.0 million in 2020 to US$10.3 million in 2021. Gross loss for the Hunan segment was US$0.8 million, or 8% of revenue, in 2021, decreasing by US$24.1 million from gross profit of US$23.3 million, or 80.2% of revenue, in 2020. Operating loss was US$1.9 million in 2021, representing a decrease of US$23.5 million, or 108.7%, from operating income of US$21.7 million in 2020.

Xi’an, Shaanxi. Total revenue increased by US$156.5 million, or 1,003.7%, from US$15.6 million in 2020 to US$172.1 million in 2021. Gross profit for the Shaanxi segment was US$24.9 million, or 14.5% of revenue, in 2021, increasing by US$27.3 million from gross loss of US$2.5 million, or 15.9% of revenue, in 2020. The operating income was US$15.7 million in 2021, representing an increase of US$22.2 million, or 340.0%, from operating loss of US$6.5 million in 2020.

Zhuhai and Foshan, Guangdong. Total revenue increased by US$24.4 million, or 44.8%, from US$47.8 million in 2020 to US$69.2 million in 2021. Gross profit for the Guangdong segment was US$8.4 million, or 12.2% of revenue, in 2021, decreasing by US$5.3 million from US$13.8 million, or 28.8% of revenue, in 2020. The operating loss was US$2.1 million in 2021, representing a decrease of US$12.4 million, or 120.5%, from operating income of US$10.3 million in 2020.

Wuhan, Hubei. Total revenue increased by US$0.1 million, or 100%, from nil to US$0.1 million in 2021. Gross profit for the Hubei segment was US$0.1 million, or 80.3% of revenue, in 2021, increasing by US$ 0.1 million from gross loss of US$0.01 million, or nil of revenue, in 2020. The operating loss was US$1.2 million in 2021, representing an increase of US$0.1 million, or 18.7%, from operating loss of US$1.4 million in 2020.

Dalian, Liaoning. Total revenue decreased by US$13.5, or 27.4%, from US$49.2 million in 2020 to US$35.7 million in 2021. Gross profit for the Liaoning segment was US$3.9 million, or 11.0% of revenue, in 2021, decreasing by US$6.7 million from US$10.6 million, or 21.5% of revenue, in 2020. The operating loss was US$0.1 million in 2021, representing a decrease of US$6.5 million, or 113.4%, from operating income of US$5.7 million in 2020.

The United States. Total revenue increased by US$23.2 million, or 370.2%, to US$29.4 million in 2021 from US$6.3 million in 2020. This region had a gross loss of US$6.8 million, or 23.1% of revenue, in 2021, decreasing by US$8.5 million from gross profit of US$1.7 million, or 27.0% of revenue, in 2020. This region has an operating loss of US$14.0 million in 2021, increasing by US$9.5 million, or 211.1%, from operating loss of US$4.5 million in 2020.

Property Management. Total revenue increased by US$13.0 million, or 14.6%, to US$102.1 million in 2021 from US$89.0 million in 2020. Gross profit was US$35.4 million, or 34.6% of revenue, in 2021, increasing by US$1.1 million from US$34.2 million, or 38.4% of revenue, in 2020. The operating income was US$26.5 million in 2021, representing an increase of US$14.6 million, or 58.9%, from operating income of US$24.8 million in 2020.

Others. Total revenue remained stable at US$0.06 million in both 2020 and 2021, respectively. It consisted of real estate-related services, including, among others, property management services, broadband network installation, landscaping services and consulting services.

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

A significant portion of our revenue is derived from real estate sales of development properties in the PRC, with revenue recognized using the percentage-of-completion, or POC, method in previous years. Under ASC 606, to recognize revenue over time similar to the POC method, contractual provisions need to provide us with an enforceable right to payment. Historically, our contracts did not include a specific term on enforceable right to payment. For all contracts executed starting from January 1, 2018, we modified certain terms to establish an enforceable right to payment for performance completed to date, including a reasonable profit. Under ASC 606, we recognize revenue on an “over time” basis prospectively for these new contracts by using cost inputs to measure progress towards the completion of the performance obligation. The progress towards complete satisfaction of the performance obligation is measured based on our efforts or inputs to the satisfaction of the performance obligation, by reference to the contract costs incurred up to the end of reporting period as a percentage of total estimated costs for each contract. For those contracts that do not include enforceable right to payment terms, revenue is recognized at a point in time when title to the property is transferred to the customer. For the periods presented, all the revenues related to projects in the U.S. are recognized when title is transferred.

Generally, we receive short-term advances from our customers for real estate sales. Using the practical expedient, we do not adjust the promised amount of consideration for the effects of a significant financing component if we expect, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. We also receive long-term advances from customers for real estate sales. The transaction price for such contracts is adjusted for the effects of a financing component if long-term advances from customers is assessed as significant at the individual contract level.

Contract assets

We pay sales commission to our real estate sales agencies for each real estate sales contract. We have elected to apply the optional practical expedient for costs to obtain a contract which allows us to immediately expense sales commissions (included under selling and distribution expenses) when the amortization period of the asset that we otherwise would have used is one year or less. For incremental costs of obtaining real estate sales contracts that extend beyond a one-year period, these incremental costs of obtaining real estate sales contracts are recognized as assets if the real estate sales are collectible and amortized as we transfer the control of the assets to customers.

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

Land Appreciation Tax

In accordance with the relevant taxation laws for real estate companies of the provinces in which the subsidiaries operate in the PRC, the local tax authorities levy the land appreciation tax, or LAT, based on progressive rates ranging from 30% to 60%, on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures, including borrowing costs and all property development expenditures. LAT is generally prepaid based on a fixed percentage (varying by local tax jurisdiction) of customer deposits and is expensed when the related revenue is recognized. Please see the more detailed discussion in Note 15 to our consolidated financial statements included elsewhere in this annual report.

Share-based compensation

Under ASC 718, “Compensation - Stock Compensation”, we are required to recognize share-based compensation as compensation expense based on the fair value of stock options and other equity awards on the date of the grant. We have elected to recognize compensation expense using the straight-line method for all restricted shares and stock options granted with service conditions that have a graded vesting schedule. We have a policy of using authorized shares in the existing pool to satisfy any future exercise of share options and shares repurchased held by a third party trustee to satisfy the restricted shares granted under our 2014 RSU Plan.

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

In accordance with ASC 360, “Property, Plant and Equipment”, or ASC 360, real estate property development completed and under development are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

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

In 2020 and 2021, we recognized impairment loss of US$9.6 million and US$1.3 million for real estate properties completed and under development, respectively.

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

In accordance with ASC 360, “Property, Plant and Equipment”, real estate properties held for lease are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

In 2020 and 2021, we did not recognize any impairment for real estate properties held for lease.

Leases

We adopted Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), or ASU 2016-02, from January 1, 2019, by using the modified retrospective method and did not restate the comparable periods. We have elected the package of practical expedients, which allows us to carry forward our original assessment of whether contracts contained a lease, lease classification, and the initial direct cost. Lastly, we elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

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

Lessor

As a lessor, our leases are classified as operating leases under ASC 842, and thus, the pattern of recognition of real estate lease income remains unchanged from previous lease accounting guidance. Leases, in which we are the lessor, are substantially all accounted for as operating leases and the lease components and non-lease components are accounted for separately.

Effect of change in estimate

Revisions in estimated gross profit margins related to estimated costs and revenues are made in the period in which circumstances requiring the revisions become known. In 2021, real estate development projects (Zhengzhou International New City A04, Beijing Xindo Park,Chengdu Thriving Family, Chengdu Xinyuan City, Kunshan Xinyu Jiayuan), which recognized gross profit in 2020, had changes in their estimated gross profit margins. As these projects moved closer to completion during 2021, the Company adjusted its prior estimates related to selling prices and development costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share decreased by US$265.3 million (2019: decreased by US$59.1 million, 2020: decreased by US$94.5 million), US$199.0 million (2019: decreased by US$44.3 million , 2020: decreased by US$70.9 million), US$1.85 per share (2019: decreased by US$0.39 per share, 2020: decreased by US$0.66 per share), and US$1.85 per share (2019: decreased US$0.39 per share, 2020: decreased US$0.66 per share), respectively, in 2021.

Recently Issued Accounting Pronouncements

Please see the more detailed discussion in Note 2 to our consolidated financial statements included elsewhere in this annual report.

B.Liquidity and Capital Resources

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. As of December 31, 2021, our short-term bank loans and other debt, and current portion of long-term bank loans and other debt amounted to US$1,566.3 million while our cash and cash equivalents amounted to US$426 million. As announced in the Form 6-K press release dated July 19, 2022, we did not made payments in full for June 2022 Senior Secured Notes at maturity on June 29, 2022 with an outstanding amount of RMB545.5 million. We have pending litigations in the PRC and the contingent compensation is subject to the court verdicts with estimated amount of US$37.4 million. We anticipate that the market conditions in the real estate sector will remain under pressure in 2022, and therefore, in the absence of a sharp recovery in the market and the availability of various financing options, we remain cautious about our liquidity in the near term. The above events or conditions indicate the existence of material uncertainty and cast substantial doubt on our ability to continue as a going concern.

In view of such circumstances, our directors consider that we have taken various measures and will have adequate funds available to enable us to operate as a going concern, taking into account our past operating performance and the following:

(a)	We have been in negotiation with the sole noteholder of the June 2022 Senior Secured Notes, who is a third party, to waive the default and extend the repayment for at least one year. The directors are of a view that the negotiation with the noteholder will be settled in the short term.
(b)	We continue to implement measures to accelerate the pre-sales and sales of our properties under development and completed properties, and to speed up the collection of outstanding sales proceeds.
(c)	Up to the date of approval of the consolidated financial statements, we successfully consummated an exchange offer and consent solicitation with respect to senior notes in the aggregate principal amount of US$207.7 million, which has effectively extended the maturity date to no earlier than July 2023 and waived any potential defaults, thereby improving our liquidity.
(d)	Up to the date of approval of the consolidated financial statements, we successfully extended the maturity date of long-term loans of the aggregate principal amount of US$68.5 million to no earlier than July 2023, alleviating the pressure on liquidity within a reasonable timeframe.
(e)	We are actively negotiating with several existing financial institutions on the renewal of certain borrowings. Subsequent to December 31, 2021, we have also been negotiating with various banks and financial institutions to secure new sources of financing which amounted to US$213.0 million.

(f)	We are actively negotiating with several banks and financial institutions on the extension for repayments of certain borrowings. We may be able to extend the payment schedule for certain bank loans and other debts. Nevertheless, the confirmation of such extension is subject to the final approval from the banks and financial institutions.
(g)	We continue to monitor capital expenditure to balance and relieve cash resource to support operations.
(h)	We continue to take action to tighten cost controls over various operating expenses.

Our directors also note the following considerations, which are relevant to our ability to continue as a going concern:

-	On December 31, 2021, total cash and cash equivalents of approximately US$426 million were held by us.
-	On December 31, 2021, we had available undrawn debt facilities of approximately US$6,003.0 million relating to remaining bank and other borrowings. The maturities of these facilities range from January 2022 to July 2025.

In the event forecast cash flow is not achieved or the renewal of borrowings and public senior notes do not undergo as planned, our directors have also evaluated other plans that could be undertaken to improve their liquidity position as follows:

1)	We could adjust our original sale plan for some residential properties and commercial buildings to an earlier stage (i.e. second half year of 2022) in order to generate additional funds not less than approximately RMB3,600 million;
2)	We could consider selling partial equity interests in our subsidiaries which have urban renewal development projects in the tier I and tier II cities after the second half of 2022.

Taking into account all assumptions and plans as described above, our directors are of the opinion that we will have sufficient workingcapital to maintain our operations and to pay our financial obligations as  and when they fall due for at least twelve months from the end of the reporting period. Our directors are satisfied that it is appropriate to prepare these consolidated financial statements on a going concern basis.

Notwithstanding the above, uncertainty exists as to whether the renewal of borrowings and public senior notes can be renewed, and as to all other alternative operating and financing plans, as we are still negotiating with our external financiers on financing us and the sales of properties depend on market conditions. If we are unable to operate as a going concern, adjustments would have to be made to reduce the carrying values of our assets to their recoverable amounts, to provide for financial liabilities which might arise, and to reclassify non-current assets and non-current liabilities as current assets and current liabilities respectively, if applicable. The effects of these adjustments have not been reflected in the consolidated financial statements.

See Report of Independent Registered Public Accounting Firm in the accompanying consolidated financial statements.

As previously discussed, a principal factor affecting our results of operations and our growth is the acquisition of land and land use rights in target markets. Under current regulations and market practice, land use rights for residential development purposes in the PRC may be acquired from local governments through a competitive auction or other bidding process. These competitive auctions and bidding processes are typically announced 20 days before they are about to take place. To participate in these auctions, we are required to make a minimum deposit of 20-50% of the opening auction price in cash. If we are successful on our bids, we are also generally required to remit the remaining purchase price within one to six months of the auction. Further, under current regulations we are not permitted to borrow money from local banks to fund land purchases. As a result, we have to fund land purchases either from cash flows from project sales or from financing transactions in foreign markets which have been and continue to be relatively expensive and not easily accessible. (See “Item 3. Key Information D. Risk Factors — Our business requires access to substantial financing. Our failure to obtain adequate financing in a timely manner could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts, and (2) affect our financial performance and condition.”) As a result of entering into other markets, we will also require adequate U.S. dollar and other currency financing for our offshore operations, one of the sources of which is back-to-back loan arrangements with our subsidiaries, which is subject to foreign exchange rate fluctuation and regulatory risk. See “Item 3. Key Information — D. Risk Factors — We face risks related to our back-to-back loans.”

In addition to our land acquisitions, we expect to incur material project development costs on the acquired land. Our cash needs can only be partially satisfied by construction loans and future cash flows from real estate projects under development in the upcoming fiscal year. To ensure that we have sufficient funds to secure attractive land parcels and cover material project development costs, which are vital to our growth strategy, we have chosen to maintain a certain level of cash reserves on hand. In addition, we are required to maintain restricted cash deposits by banks that provide loans to us and our customers. The amount of the restricted cash deposits will vary based on the amount of the related loans. As of December 31, 2021, approximately US$246.9 million or 36.7% of our total cash balance reserve, was restricted cash.

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

We are a holding company established in the Cayman Islands and operate most of our business through our subsidiaries in China. Our cash requirements rely significantly upon dividends that we receive from our subsidiaries in China. To the extent our U.S., Malaysia and UK operations continue to grow, we may in the future also depend on dividends from our U.S., Malaysia and UK subsidiaries. If our subsidiaries incur indebtedness or losses, their ability to pay dividends or other distributions to us may be negatively affected. Regulations in China currently permit payment of dividends only out of accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, restrictive covenants in bank credit facilities, bonds, other long-term debt agreements, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to pay dividends or make other distributions to us and our ability to receive distributions. See “Item 3. Key Information – D. Risk Factors - Risks Related to Our Business - We are a holding company that depends on dividend payments from our subsidiaries for funding.”

Cash Flows

	2020	2021

	(US$ in thousands)
Net cash provided by operating activities	336,767	135,609
Net cash used in investing activities	(104,156)	(22,775)
Net cash used in by financing activities	(190,069)	(677,077)
Net increase/ (decrease) in cash, cash equivalents and restricted cash	42,542	(564,243)
Effect of exchange rate changes on cash and cash equivalents	114,855	24,132
Cash, cash equivalents and restricted cash, at beginning of year	1,102,585	1,259,982
Cash, cash equivalents and restricted cash, at end of year	1,259,982	719,872

Operating Activities

Net cash provided by operating activities was US$135.6 million in 2021, primarily attributable to decrease in real estate properties completed and under development of US$647.9 million, partially offset by a decrease in accounts payable, amounts due from related parties and other payables and accrued liabilities of US$212.6 million.

Net cash provided by operating activities was US$336.8 million in 2020, primarily attributable to a decrease in real estate properties completed and under development of US$440.5 million, partially offset by a decrease in customer deposits of US$233.5 million.

Proceeds from pre-sale of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sale proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sale are affected by a number of factors, including restrictions on pre-sale imposed by PRC law, market demand for our properties subject to pre-sale, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sale payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. As of December 31, 2020 and 2021, we recorded current liabilities consisting of customer deposits of US$952.9 million and US$1,162.4 million, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash in flow to the extent possible.

Investing Activities

Net cash used in investing activities was US$22.8 million in 2021, and was mainly attributable to the acquisition of long-term investment.

Net cash used in investing activities was US$104.2 million in 2020, and was mainly attributable to the acquisition of long-term investment, and proceeds from return of capital.

Financing Activities

Net cash used in financing activities was US$677.1 million in 2021, and was primarily attributable to repayments of short-term and long-term bank loans and other debt in the aggregate of US$1,876.4 million, partially offset by proceeds from short-term and long-term bank loans and other debt in the aggregate of US$1,161.2 million.

Net cash used in financing activities was US$190.1 million in 2020, and was primarily attributable to repayments of short-term and long-term bank loans and other debt in the aggregate of US$1,961.3 million, dividend to shareholders of US$14.3 million, partially offset by proceeds from short-term and long-term bank loans and other debt in the aggregate of US$1,605.0 million.

Bank Borrowings and Other Debt

Bank borrowings and other debt are an important source of funding for our property developments. Our borrowings as of December 31, 2020 and 2021, respectively, were as follows:

	2020	2021
	US$	US$
Short-term bank loans and other debt	13,624,730	99,468,777
Long-term bank loans	589,017,919	494,076,875
Other long-term debt	1,013,015,628	275,100,201
Current portion of long-term bank loans and other debt	1,393,587,995	466,820,657
Total	3,009,246,272	2,335,466,510

As of December 31, 2020 and 2021, the weighted average interest rate on our short-term bank loans and other debt was 7.76% and 7.32% respectively. As of December 31, 2020, US$13.6 million of the short-term borrowings was denominated in RMB and was secured by real estate properties completed. As of December 31, 2021, US$95.1 million of the short-term bank loans was denominated in RMB and is secured by real estate properties completed, land use right and property and equipment. The remaining US$4.4 million of the short-term bank loans and other debt was denominated in U.S. dollars and was secured by RMB restricted cash.

As of December 31, 2020 and 2021, the weighted average interest rate on our long-term bank loans, including their current portion, was 6.19% and 7.24% respectively. As of December 31, 2020, US$866.1 million of the long-term bank loans was denominated in Renminbi and secured by associated land use rights, real estate under development, real estate properties held for lease, and real estate properties completed. The remaining US$205.0 million of the long-term bank loans was denominated in U.S. dollars and were secured by the equivalent amount of RMB bank deposits. As of December 31, 2021, US$780.8 million of the long-term bank loans was denominated in Renminbi and secured by associated land use rights, real estate under development and real estate properties held for lease, and property and equipment. The remaining US$38.5 million of the long-term bank loans was denominated in U.S. dollars and was secured by the RMB restricted cash.

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

Debt Securities

In addition to bank loans, the Group from time to time raises funds through the issuance of debt securities. On December 6, 2013, we issued US$200 million aggregate principal amount of June 2019 Senior Secured Notes, which notes we subsequently redeemed in 2017. On August 30, 2016, we issued US$300 million aggregate principal amount of the August 2019 Senior Secured Notes. On February 28, 2017, we issued US$300 million aggregate principal amount of the February 2021 Senior Secured Notes. On November 22, and December 1, 2017 we issued collectively US$300 million aggregate principal amount of November 2020 Senior Secured Notes. On March 19, 2018, we issued US$200 million aggregate principal amount of March 2020 Senior Secured Notes. On April 15, 2019 and April 26, 2019, the Company issued a collective aggregate principal amount of US$300 million of October 2021 Senior Secured Notes. The October 2021 Notes bear interest at 14.2% per annum, payable semi-annually. Interest will be payable on April 15 and October 15 of each year, commencing October 15, 2019. The October 2021 Notes have a two and a half year (thirty month) term maturing on October 15, 2021. On June 29, 2020, the Company issued a collective aggregate principal amount of RMB514.5 million (US$75 million) of June 2022 Senior Secured Notes. The June 2022 Notes bear interest at 12% per annum, payable semi-annually. Interest will be payable on December 29 and June 29 of each year, commencing December 29, 2020. The June 2022 Notes have a two-year term maturing on June 29, 2022. On September 17, 2020, the Company issued a collective aggregate principal amount of US$300 million of September 2023 Senior Secured Notes. The September 2023 Notes bear interest at 14.5% per annum, payable semi-annually. Interest will be payable on March 17 and September 17 of each year, commencing March 17, 2021. The September 2023 Notes have a three-year term maturing on September 17, 2023. On January 25, 2021, the Company issued a collective aggregate principal amount of US$270 million of January 2024 Senior Secured Notes. The January 2024 Notes bear interest at 14.0% per annum, payable semi-annually. Interest will be payable on July 25 and January 25 of each year, commencing July 25, 2021. The January 2024 Notes have a three-year term maturing on January 25, 2024.

On October 15, 2021, eligible holders of the October 2021 Notes in the aggregate principal amount of US$207,680,000 exchanged their notes and the Company delivered new notes in the aggregate principal amount of US$205,401,000 and US$19,101,080 in cash consideration in full satisfaction of the exchange consideration to those eligible holders. The October 2023 Senior Secured Notes bear interest at 14.2% per annum, payable semi-annually. Interest will be payable on April 15 and October 15 of each year, commencing April 15, 2022. The new notes have a two-year term maturing on October 15, 2023.

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

The August 2019 Indenture, the February 2021 Indenture, the November 2020 Indenture, the March 2020 Indenture, the October 2021 Indenture, the June 2022 Indenture and the September 2023 Indenture contain certain covenants that, among others, restrict our ability and the ability of our restricted subsidiaries (as defined in the applicable Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes, the March 2020 Senior Secured Notes, the October 2021 Senior Secured Notes, the June 2022 Indenture, or the September 2023 Indenture, as applicable, or other assets, to make certain other payments and to engage in transactions with affiliates and holders of more than 10% of our common shares, subject to certain qualifications and exceptions and the satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the applicable Indenture) of 2.50 to 1.0, 2.0 to 1.0, 2.0 to 1.0, 2.0 to 1.0, and 2.0 to 1.0, respectively. Certain of these limitations, including restrictions on the incurrence of certain indebtedness or issuances of preferred stock, the making of certain payment or investments, payments of dividends, and sales of assets will be suspended if the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes, the March 2020 Senior Secured Notes, the October 2021 Senior Secured Notes the June 2022 Indenture or the September 2023 Indenture as applicable, obtain and retain an investment grade rating.

At any time prior to the maturity date of a series of senior secured notes, we may, at our option, redeem the outstanding notes of the series in whole, but not in part, at a redemption price equal to 100.0% of the principal amount of that series of senior secured notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to a series secured note of any series at any redemption date, the greater of (i) 1.00% of the principal amount of such the Senior Secured Note, and (ii) the excess of (A) the present value at such redemption date of the principal amount of such senior secured note plus all required remaining scheduled interest payments due on such senior secured note through its maturity date (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the applicable Indenture) plus 100 basis points, over (B) the principal amount of such senior secured note on such redemption date.

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

Following any Change of Control Triggering Event applicable to a series of senior secured notes, we must make an offer to purchase all outstanding senior secured notes of that series at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any, to (but not including) the purchase payment date. A “Change of Control Triggering Event” means the occurrence of both a Change of Control (as defined in the applicable Indenture) and specified decline in the ratings of the senior secured notes within six months after the date of public notice of the occurrence of a Change of Control or the intention by us or any other person to effect a Change of Control.

June 2019 Senior Secured Notes

The June 2019 Senior Secured Notes bore interest at 13% per annum payable semi-annually. Interest was payable on June 6 and December 6 of each year, commencing June 6, 2014. The final maturity date of the June 2019 Senior Secured Notes was June 6, 2019.

On July 10, 2017, we redeemed an aggregate principal amount of US$200,000,000 of all outstanding June 2019 Senior Secured Notes at the redemption price equal to 106.5% of the principal amount thereof, being US$213,000,000, plus accrued and unpaid interest of US$2,456,000 to July 10, 2017. The total redemption price paid by the Company on July 10, 2017 was US$215,456,000. The Company funded the redemption using the proceeds from the offering of its February 2021 Senior Secured Notes. As of December 31, 2021, the total outstanding principal amount of the October 2021 Senior Secured Notes was nil.

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

On April 15, 2019, the Company completed the repurchase of US$119,989,000 in principal amount of the August 2019 Senior Secured Notes pursuant to an Offer to Purchase for an aggregate purchase price of US$121,861,755 including accrued interest. As of December 31, 2021, the total outstanding principal amount of August 2019 Senior Secured Notes was nil.

February 2021 Senior Secured Notes

On February 28, 2017, we issued an aggregate principal amount of US$300,000,000 of the February 2021 Senior Secured Notes. The February 2021 Senior Secured Notes bear interest at 7.75% per annum payable semiannually. Interest will be payable on February 28 and August 28 of each year, commencing August 28, 2017. The February 2021 Senior Secured Notes have a four-year term maturing on February 28, 2021. As of December 31, 2021, the total outstanding principal amount of the February 2021 Senior Secured Notes was nil.

November 2020 Senior Secured Notes

On November 22, 2017 and December 1, 2017, we issued an aggregate principal amount of US$200,000,000 and US$100,000,000 of the November 2020 Senior Secured Notes, respectively. The November 2020 Senior Secured Notes bear interest at 8.875% per annum payable semi-annually. Interest will be payable on May 22 and November 22 of each year, commencing May 22, 2018. The November 2020 Senior Secured Notes have a three-year term maturing on November 22, 2020. As of December 31, 2021, the total outstanding principal amount of the November 2020 Senior Secured Notes was nil.

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

On April 15, 2019, the Company completed the repurchase of US$75,700,000 in principal amount of the March 2020 Senior Secured Notes pursuant to a privately negotiated transaction for an aggregate purchase price of US$76,239,888 including accrued interest. As of December 31, 2021, the total outstanding principal amount of the March 2020 Senior Secured Notes was nil.

October 2021 Senior Secured Notes

On April 15, 2019 and April 26, 2019, the Company issued a collective aggregate principal amount of US$300,000,000 of the October 2021 Senior Secured Notes. The October 2021 Senior Secured Notes bear interest at 14.2% per annum, payable semi-annually. Interest will be payable on April 15 and October 15 of each year, commencing October 15, 2019. The October 2021 Notes have a two and a half year (thirty month) term maturing on October 15, 2021. As of December 31, 2021, the total outstanding principal amount of the October 2021 Senior Secured Notes was nil.

June 2022 Senior Secured Notes

On June 29, 2020, the Company issued a collective aggregate principal amount of RMB514,500,000 (US$75 million) of the June 2022 Senior Secured Notes. The June 2022 Senior Secured Notes bear interest at 12.0% per annum, payable semi-annually. Interest will be payable on June 29 and December 29 of each year, commencing December 29, 2020. The June 2022 Notes have a two-year term maturing on June 29, 2022. As of December 31, 2021, we had a total principal amount of US$79.7 of June 2022 Senior Secured Notes outstanding. We did not make payments in full for the June 2022 Senior Secured Notes at maturity on June 29, 2022. The total amount due and payable, including principal and interests, was RMB545.3 million. We have been in negotiation with the sole beneficial holder, who is a third party, with a view to resolving the matter soon. We have also engaged Alvarez & Marsal Corporate Finance Limited and Latham & Watkins LLP to advise on the related debt matters.

September 2023 Senior Secured Notes

On September 17, 2020, the Company issued a collective aggregate principal amount of US$300,000,000 of the September 2023 Senior Secured Notes. The September 2023 Senior Secured Notes bear interest at 14.5% per annum, payable semi-annually. Interest will be payable on March 17 and September 17 of each year, commencing March 17, 2020. The September 2023 Senior Secured Notes have a three-year term maturing on September 17, 2023. As of December 31, 2021, we had a total principal amount of US$256.1 of September 2023 Senior Secured Notes outstanding.

January 2024 Senior Secured Notes

On January 25, 2021, the Company issued a collective aggregate principal amount of US$270,000,000 of the January 2024 Senior Secured Notes. The January 2024 Senior Secured Notes bear interest at 14.0% per annum, payable semi-annually. Interest will be payable on July 25 and January 25 of each year, commencing July 25, 2021. The January 2024 Senior Secured Notes have a three-year term maturing on January 25, 2024. With respect to these Notes, we had the interest payment of US$18,516,400.00 due on January 25, 2022. We did not make the payment until February 23, 2022, which was subsequent to the interest payment date but prior to the expiration of the 30-day grace period with respect to interest payments under the Senior Secured Notes. As of December 31, 2021, we had a total principal amount of US$262.1 of January 2024 Senior Secured Notes outstanding.

October 2023 Senior Secured Notes

On October 15, 2021, eligible holders of the October 2021 Senior Secured Notes in the aggregate principal amount of US$207,680,000 exchanged their notes and we delivered new notes in the aggregate principal amount of US$205,401,000  and US$19,101,080 in cash consideration in full satisfaction of the exchange consideration to those eligible holders. The new notes bear interest at 14.2% per annum, payable semi-annually. Interest will be payable on April 15 and October 15 of each year, commencing April 15, 2021. The new notes have a two-year term maturing on October 15, 2023. As of December 31, 2021, we had a total principal amount of US$132.6 of October 2023 Senior Secured Notes outstanding.

Onshore Corporate Bonds

On December 28, 2015, Xinyuan China issued the first tranche of the onshore corporate bonds with an aggregate principal amount of US$154 million due on December 28, 2020 (the “First Tranche Bonds”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on December 28 of each year, commencing December 28, 2016. Given that First Tranche Bonds is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the First Tranche Bonds under the requirements of ASC 815 “Derivatives and Hedging”. The First Tranche Bonds were issued at par. On January 27, 2016, Xinyuan China issued the second tranche of the onshore corporate bonds with an aggregate principal amount of US$107 million due on January 27, 2021, or the Second Tranche Bonds, at a coupon rate of 7.47% per annum payable annually. On March 14, 2016, Xinyuan China issued the third tranche of the onshore corporate bonds with an aggregate principal amount of US$77 million due on March 14, 2021, or the Third Tranche Bonds, at a coupon rate of 7.09% per annum payable annually. As of December 31, 2021, the total outstanding principal amount of each of the First Tranche Bonds, Second Tranche Bonds and Third Tranche Bonds outstanding was nil.

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

On August 15, 2016, Xinyuan China issued a new tranche of onshore corporate bonds with an aggregate principal amount of RMB1.5 billion (US$216 million) due on August 15, 2019, or the New Tranche, at a coupon rate of 7.5% per annum payable annually. Interest was payable on August 15 of each year, commencing August 15, 2017. On April 7, 2017, Xinyuan China issued a new second tranche of onshore corporate bonds with an aggregate principal amount of RMB1.13 billion (US$173 million) due on April 7, 2020, or the 2017 Tranche, at a coupon rate of 8.2% per annum payable annually. Interest was payable on April 7 of each year, commencing April 7, 2018. Upon the first anniversary of the issuance of the New Tranche and 2017 Tranche, respectively, Xinyuan China could adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. On August 15, 2017, Xinyuan China adjusted the annual interest rate of the New Tranche Bonds to 8.2% from 7.5%. As of December 31, 2021, the total outstanding principal amount of each of the New Tranche and 2017 Tranche was nil.

On September 20, 2018, Xinyuan China issued a new tranche of onshore corporate bonds with an aggregate principal amount of RMB 600 million (US$87 million) due on September 21, 2020, or the 2018 Tranche, at a coupon rate of 8.5% per annum payable annually. Interest is payable on September 21 of each year, commencing September 21, 2019. As of December 31, 2021, the total outstanding principal amount of the 2018 Tranche was nil. The above three tranches of onshore corporate bonds were issued at par.

On January 4, 2019, Xinyuan (China) Real Estate, Ltd. issued a new tranche of the onshore corporate bonds with an aggregate principal amount of RMB 600 million due on January 4, 2022, or the 2019 Tranche, at a coupon rate of 8.5% per annum payable annually. Interest is payable on January 4 of each year, commencing January 4, 2020. As of December 31, 2021, the total outstanding principal amount of the 2019 Tranche was nil.

On April 1, 2019, Xinyuan (China) Real Estate, Ltd. completed the issuance of a new tranche of the onshore corporate bonds with an aggregate principal amount of RMB 980 million due on April 1, 2024, or the 2019 First Tranche Bonds, at a coupon rate of 8.4% per annum payable annually. Interest is payable on April 1 of each year, commencing April 1, 2020. As of December 31, 2021, the total outstanding principal amount of the 2019 First Tranche Bonds was nil.

On November 12, 2020, Xinyuan (China) Real Estate, Ltd. issued a new tranche of the onshore corporate bonds with an aggregate principal amount of US$130 million due on November 13, 2025, or the 2020 Tranche Bonds, at a coupon rate of 8.35% per annum payable annually. Interest is payable on November 16 of each year, commencing November 13, 2020. As of December 31, 2021, a total principal amount of US$28.8 million of the 2020 Tranche Bonds was outstanding.

On January 7, 2021, Xinyuan (China) Real Estate, Ltd. issued a new tranche of the onshore corporate bonds with an aggregate principal amount of US$78 million due on January 6, 2026, or the 2021 Tranche Bonds, at a coupon rate of 8.35% per annum payable annually. Interest is payable on January 6 of each year, commencing January 6, 2022. As of December 31, 2021, a total principal amount of US$14.9 million of the 2021 Tranche Bonds was outstanding.

Capital Expenditures

Our capital expenditures were US$1.3 million and US$4.0 million in 2020 and 2021, respectively. Our capital expenditures in 2020 and 2021 were mainly used for building improvements, and purchase of aircraft, vehicles, fixtures and furniture and computer network equipment. The source of our capital expenditures is primarily the cash flow generated from operating activities.

As of December 31, 2021, we had outstanding commitments with respect to non-cancelable construction contracts for real estate development in the amount of US$1,518.8 million.

Material Cash Requirements

Our material cash requirements, as of December 31, 2021 and any subsequent period, primarily included contractual construction costs, and repayment of principle and interests for bank loans and debts. We intend to fund our existing and future material cash requirements with cash flow generated from operating activities, issuance of debt securities and obtaining of bank borrowings. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Our capital expenditures primarily consist of building improvements, purchase of aircraft and construction equipment, vehicles, fixtures and furniture and computer network equipment. Our capital expenditures were RMB38.0 million (US$5.5 million), RMB8.9 million (US$1.3 million), and RMB25.6 million (US$4.0 million) in the years ended December 31, 2019, 2020 and 2021, respectively. We will continue to make capital expenditures to meet the expected growth of the business. Our capital expenditures may decrease in the future as we do not expect significant demands in purchasing incremental equipment. We currently plan to fund these expenditures with the cash flow generated from operating activities.

As of December 31, 2021, our contractual obligations amounted to US$4,219.6 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated:

	Payments due by period
					More
		Less than			than 5
	Total	1 year	1-3 years	3-5 years	years

	(US$ in thousands)
Long-term debt obligations
Long-term bank loans	494,077	—	449,846	5,411	38,820
Interest on long-term bank loans (1)	85,942	43,943	26,984	7,927	7,088
Other long-term debt	275,100	—	232,005	43,095	—
Interest on other long-term debt (2)	111,673	—	108,346	3,327	—
Current portion of long-term bank loan and other debt	1,466,821	1,466,821	—	—	—
Interest on current portion of long-term bank loan and other debt (1)	152,527	152,527	—	—	—
Short-term debt obligations
Short-term bank loans	99,469	99,469	—	—	—
Interest on short-term debt obligations (3)	3,246	3,246	—	—	—
Operating lease obligations	3,597	2,311	1,286	—	—
Non-cancellable construction contract obligations	1,518,771	748,765	673,399	96,607	—
Capital lease obligations (4)	5,761	5,761	—	—	—
Total	4,216,984	2,522,843	1,491,866	156,367	45,908
(1)

Our long-term bank loans, including current portion, bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans, including current portion, was calculated based on the current interest rate of each loan, ranging from 3.50% to 10.00% per annum, using the PBOC benchmark rate of 4.75% as of December 31, 2021.

(2)	Interest on other long-term debt is calculated based on the interest rates for relevant loans, ranging from 5.95% to 14.50% per annum.
(3)	Interest on short-term loans is calculated based on the interest rates for relevant loans, ranging from 2.90% plus 12-month LIBOR to 30.00% per annum.
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

We have projected cash flows for each of our existing projects, considering a number of factors, including the relative stage of each of our projects under construction and our projects under planning and the demand for and the average selling prices of our projects. For any given project, we use cash early in the project life and generate cash later in the project life. Costs for land acquisition, site preparation, foundation, and early above-ground framing are all incurred before we obtain licenses from local governing authorities to enter into pre-sale activity. The construction of many of our projects is carried-out in phases, the timing of which is primarily determined by us based on the pace of the market demand for units in the project. Accordingly, after receiving the pre-sale permits relating to a project, we are in a better position to manage some of our construction activities to coincide with the timing of expected pre-sales.

We believe our cash on hand, projected cash flow from operations, available construction loan borrowing capability, and potential access to capital markets, should be sufficient to meet our expected cash requirements, including our non-cancellable construction contract obligations and capital lease obligations that are due on various dates through March 1, 2022, , and for Xinyuan China to satisfy its obligations under the First, Second, Third, 2018 Tranche Bonds, 2019 Tranche, 2019 First Tranche Bonds, 2020 Tranche Bonds and 2021 Tranche Bonds. The repayment of the outstanding principal amount of our June 2022 Senior Secured Notes due in June 2022  was delayed and is being negotiated with the sole beneficiary holder

Our ability to secure sufficient financing for land use rights acquisition and property development depends on internal cash flows in addition to a number of other factors that are not completely under our control, including lenders’ perceptions of our creditworthiness, market conditions in the capital markets, investors’ perception of our securities, the PRC economy and the PRC government regulations that affect the availability and cost of financing for real estate companies or property purchasers and the U.S. economy and recovery of the U.S. real estate markets.

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

Moreover, as is customary in the property industry in China, we provide guarantees to commercial banks in respect of the mortgage loans they extend to our customers prior to the issuance of their property ownership certificates. These guarantees remain outstanding until the completion of the registration of the mortgage with the relevant mortgage registration authorities. In most cases, guarantees for mortgages on residential properties are discharged when we submit the individual property ownership certificates and certificates of other interests in the property to the mortgagee bank. In our experience, the application for and issuance of the individual property ownership certificates typically takes six to twelve months, so the guarantee periods typically last for up to six to twelve months after we deliver the related property.

As of December 31, 2020 and 2021, we guaranteed mortgage loans in the aggregate outstanding amount of US$1,796.4 million and US$2,156.3 million, respectively.

We generally pre-sell properties prior to the completion of their construction. Sales contracts are executed during the pre-sale period and mortgages are generally executed within 30 days after the buyer signs the sales contract.

The pre-sale period begins upon receipt of a government permit which is issued soon after groundbreaking on a given phase of the project. The period from groundbreaking to delivery consists of building construction, landscaping, municipal government inspections and issuance of a certificate of occupancy. This “delivery period” will generally range from one to two years. The buyers only request the government to record buyer ownership in their official records after the delivery period is completed. After the record request is being made, the government will typically provide certificates of ownership within six to twelve months. Therefore, the total elapsed time between our receipt of mortgage proceeds and the buyer's receipt of an ownership certificate can range from one and a half years to three years.

Due to the time lag above, our mortgage guarantees may exceed the real estate balances at any given point in time.

We paid US$4.6 million and US$3.7 million to satisfy guarantee obligations related to customer defaults in 2020 and 2021, respectively. The fair value of the guarantees is not significant and we consider that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in our consolidated financial statements.

Except for the contingent liabilities set forth above, we had not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties or long-term obligations as of December 31, 2021. We have not entered into any transactions with unconsolidated entities, derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Other than as described above, there are no off-balance sheet arrangements that have or are reasonably likely to have effect on our financial position.

We have no obligation arising out of a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or that engages in leasing, hedging, or research and development arrangements with us.

As of December 31, 2021, the Group provided financial guarantees for bank loans of four of its equity method investees. The Group could incur losses in the event of defaults under or foreclosure of these loans and its maximum exposure to credit losses is approximately US$284.3 million. The fair value of the guarantees is not significant and the Group considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding bank loans together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in the consolidated financial statements.

C.Research and Development, Patent and Licenses, etc.

Not applicable.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. See Note 2 to our consolidated financial statements included elsewhere in this annual report.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment and finance lease, allowance for estimating the allowance for credit losses associated with accounts receivables, other receivables, contract assets, short-term investments and advances to suppliers, fair values of the purchase price allocation with respect to business combinations, progress towards the completion of the performance obligation, accounting for the share-based compensation, accounting for deferred income taxes, impairment of goodwill, impairment of real estate properties under development, real estate properties held for lease and long-term investments, provision necessary for contingent liabilities and estimating the incremental borrowing rate for operating lease liabilities. Our management analyzed the forecasted cash flows for the twelve months from July 29, 2022, which indicates that the Group will have sufficient liquidity from cash flows generated by operations and existing credit facilities and therefore, there will be sufficient financial resources to settle borrowings and payables that will be due through end of July 29, 2023. Our management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other deposits and prepayments, due from employees, due from related parties, other receivables, long-term investments, accounts payable, customer deposits, other payables and accrued liabilities, short-term bank borrowings, long-term borrowings and due to related parties. The carrying amounts of the aforementioned financial instruments, except for short-term investments for which the measurement alternative was elected, long term investments and long term borrowings, approximate their fair value due to the short term maturities of these instruments. The carrying amounts of the long-term borrowings approximate their fair values because the stated interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable credit risk and maturities. Long-term investments have no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable.

For long-term investments other than those accounted for under the equity method or those that result in consolidation of the investee, we measures equity investments at fair value and recognizes any changes in fair value in net income. However, for equity investments that do not have readily determinable fair values and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurement (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment, we chose to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. At each reporting date, we are required to make a qualitative assessment as to whether equity investments without a readily determinable fair value for which the measurement alternative is elected is impaired. In the event that a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than the carrying value, the carrying value is written down to its fair value. A variety of factors are considered when determining if a decline in fair value is below carrying value, including, among others, the financial condition and prospects of the investee.

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we consider assumptions that market participants would use when pricing the asset or liability.

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

Level 1 Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 Includes other inputs that are directly or indirectly observable in the market place

Level 3 Unobservable inputs which are supported by little or no market activity

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

In accordance with ASC 820, investment in marketable equity securities and investment in real estate investment trusts (“REITs”) are classified as Level 1 as we measure the fair value using quoted trading prices that are published on a regular basis , and investment in equity securities in unlisted companies is categorized as Level 3 measured at fair value using alternative method, less any impairment, plus or minus changes resulting from observable price in orderly transactions.

Revenue recognition

Revenue is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. We also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of business tax and VAT.

Real estate sales

Revenues arising from real estate sales are recognized when or as the control of the asset is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of the asset may transfer over time or at a point in time.

For real estate sales contracts for which we have an enforceable right to payment for performance completed to date, revenue is recognized over time by measuring the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains the physical possession, the legal title, or the significant risks and rewards of ownership of the assets and we have a present right to a payment and the collection of the consideration is probable. The progress towards complete satisfaction of the performance obligation is measured based on the our efforts or inputs to the satisfaction of the performance obligation, by reference to the contract costs incurred up to the end of reporting period as a percentage of total estimated costs for each contract.

Generally, we receive short-term advances from our customers for real estate sales. Using the practical expedient, we do not adjust the promised amount of consideration for the effects of a significant financing component if we expect, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. We also receive long-term advances from customers for real estate sales. The transaction price for such contracts is adjusted for the effects of a financing component, if long-term advances from customers are assessed as significant at the individual contract level.

Real estate management services income

Real estate management services income is recognized in the accounting period in which the services are rendered. We bill a fixed amount periodically for services provided and recognizes as revenue the amount to which we have a right to invoice that corresponds directly with the value of performance completed.

Real estate lease income

Real estate lease income is generally recognized on a straight-line basis over the terms of the tenancy agreements. For real estate leases, these contracts are treated as leases for accounting purposes, rather than contracts with customers subject to ASC 606, Revenue from Contracts with Customers.

Other revenue

Other revenue includes services ancillary to our real estate projects, including construction service revenue and software consulting service income. Construction service revenue and software consulting service income are recognized when services are provided as the customer simultaneously benefits from the services as they are performed.

Contract assets

We pay sales commission to its real estate sales agencies for each real estate sales contract. We have elected to apply the optional practical expedient for costs to obtain a contract which allows us to immediately expense sales commissions (included under selling and distribution expenses) when the amortization period of the asset that we otherwise would have used is one year or less. For incremental costs of obtaining real estate sales contracts that extend beyond a one-year period, these incremental costs of obtaining real estate sales contracts are recognized as assets if the real estate sales are collectible and amortized as we transfer the control of the assets to customers. We recognized US$8.0  million and US$46.5 million of such costs in selling and distribution expense during 2020 and 2021. As of December 31, 2020 and 2021, there was no impairment losses on contract assets.

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

Accounts receivable and allowance for credit losses

We adopted ASU No. 2016-13, Financial Instruments—Credit Losses. Subsequently, the Financial Accounting Standards Board issued ASU 2019-05, Financial Instruments- Credit Losses (Topic 326): Targeted Transition Relief and ASU 2019-11 Codification Improvements to Topic 326, Financial Instruments- Credit Losses from January 1, 2020 using the modified retrospective approach and did not restate the comparable periods.

Accounts receivable represents our right to an amount of consideration that is unconditional (i.e. only the passage of time is required before payment of the consideration is due). Our accounts receivable consists of balances due from customers for the sale of residential units in the PRC and United States and real estate management service contracts. These balances are unsecured, bear no interest and are due within a year from the date of the sale.

The allowance for credit losses reflects our current estimate of credit losses expected to be incurred over the life of the receivables. We consider various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. We also monitor other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. Accounts receivable are written off after all collection efforts have ceased. As of December 31, 2021, there was US$4,811,460 (December 31, 2020: US$4,099,011) allowance for credit loss.

ITEM 6DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this report:

Name	Age	Position
Yong Zhang	59	Executive Director, Chairman of the Board, Chief Executive Officer
Haifei He	57	Executive Director and President of Xinyuan (China)
Yu (Brian) Chen	47	Chief Financial Officer
Yuyan Yang	59	Director
Yong Cui	47	Director
Hao Gao (resigned on June 4, 2021)	39	Director*
Yifan (Frank) Li	54	Director*
Samuel Shen	57	Director*
*	Independent director per NYSE listing standards.

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

Haifei He is currently the president of Xinyuan (China) Real Estate Co., Ltd., in charge of the company’s overall operation and management. Mr. He brings over three decades of senior leadership experiences. Mr. He previously served as the Assistant General Manager of China State Construction Engineering Corporation, and the Chairman and Party Secretary of China Construction Fangcheng Investment & Development Group.

Yu (Brian) Chen joined Xinyuan in February 2019 as an Assistant President and the General Manager of the Company’s Capital Markets department. Before joining Xinyuan, Mr. Chen held senior management positions in various publicly listed companies including Pacific Securities, RioCan REIT, Husky Injection Molding Systems, MDS, and ZTE. He has close to two decades of experience in accounting, financial management, business turnarounds and capital market operations. Mr. Chen received his Bachelor of Economics from Peking University in 1998 and his MBA from the Schulich School of Business at York University in 2004. He also obtained CPA designations from Canada in 2007 and the U.S. in 2010.

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

As of the date of this annual report on Form 20-F, there were no familial relationships between any directors and members of senior management.

B.Compensation

In 2021, the aggregate compensation given to our executive officers, including all directors was US$6.2 million (which includes amounts paid to persons who are no longer serving as executive officers), of which the aggregate compensation given to our non-executive directors was US$0.9 million  (which includes amounts paid to persons who are no longer serving as directors). As discussed below under “Item 6. Directors, Senior Management and Employees — D. Employees,” we made contributions of US$20.7 million to employee benefit plans in 2021.

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

As of December 31, 2021, 139,400 of options granted prior to the expiration of the 2007 Plan remain exercisable.

The following table summarizes the options granted to our current directors, executive officers, and other individuals as a group under our 2007 Plan outstanding as of June 30, 2022:

	Common Shares	Exercise Price of
	Underlying Options	Options Granted		Date of
Name	Granted	(US$ per share)	Grant Date	Expiration
Yong Zhang	39,400	1.21	June 30, 2014	June 29, 2024
Our employees as a group (1)	100,000	1.64	November 12, 2012	November 11, 2022
(1)	None of these employees is a director or executive officer of our company.

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

On July 27, 2017, under the 2014 RSU Plan, the Company deposited US$3,485,952 into the trust. The trustee used the funds to acquire 1,356,584 common shares from the open market as of December 31, 2018. The awards vest ratably over a three-year service vesting period.

On July 30, 2018, under the 2014 RSU Plan, the Company deposited US$3,976,660 into the trust. The trustee used the funds to acquire 1,732,466 common shares in the open market through the purchase of ADSs as of December 31, 2018. The awards vest ratably over a three-year service vesting period.

On August 30, 2019, under the 2014 RSU Plan, the Company deposited US$2,912,539 into the trust. The trustee used the funds to acquire 1,438,076 common shares from the open market as of December 31, 2019. The awards vest ratably over a three-year service vesting period.

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

Our company did not grant any options under the 2015 Plan in 2017, 2018, 2019, 2020 and 2021.

As of December 31, 2021, 2,796,734 options were issued and outstanding under the 2015 plan and 14,865,808 shares remained eligible for future grants under the plan. The following table summarizes the options granted to our current directors, executive officers, and other individuals as a group under our 2015 Plan outstanding as of June 30, 2022.

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

Incentive Pool; Funding. Under the 2020 RSU Plan, we will establish a long-term incentive pool for participants for each fiscal year, a “Grant Year,” based on our net income attributable to shareholders (or other performance goals) for the most recently completed prior fiscal year, a “Base Year.” The long-term incentive pool is funded and RSUs are granted only if 70% or more of the target net income attributable to shareholders for the Base Year has been achieved. If the net income attributable to shareholders achieved for a Base Year is less than 70% of the target, no amount is credited to the long-term incentive pool for that Grant Year and no RSUs will be awarded for the Grant Year. We have established a trust and we will deposit or cause to be deposited in the trust amounts of cash not exceeding the amount of the long-term incentive pool for a Grant Year. The trustee will use the funds to acquire in the open market or in private transactions that number of ADSs representing common shares as we direct over a period of time as we and the trustee determine.

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

As of the date of this annual report, we have not deposited any amount into the trust established and governed by a third party trustee.

Other awards

On September 28, 2019, our Board of Directors approved the employee stock option plan of Xinchuang Technology, a subsidiary of us. Under the plan, we reserved 150 million shares, representing 30% of Xinchuang Technology’s issued capital for purpose of providing share option awards to our senior management and employees. In November 2019, we granted a total 100 million share options to certain employees of us with an exercise price of US$0.14 (RMB1). The options become vested in five tranches subject to achievement of certain performance conditions as follows: (i) 5% on the grant date with no performance condition; (ii) 5% for each of the first, second, third anniversary of the grant date, respectively; and (iii) the remaining 80% shall vest upon the completion of the initial public offering of Xinchuang. The total fair value of the share options granted in October 2019 is US$3.5 million, which shall be recognized as compensation expense using the accelerated method. The fair value is determined by an external valuer using the discounted cash flow method to determine the underlying equity fair value of Xinchuang Technology. Key assumptions, such as the discount rate, cash flow projections and the discount for lack of marketability, are determined by the Group with best estimates. As of December 31, 2021, there were no expired shares. The amount of expenses relating to the options that the Group recognized in profit of loss during the period is nil (2020: nil; 2019: nil).

Xinyuan Property Management Service (Cayman) Ltd., a subsidiary of us, operates a restricted share award scheme, or the Scheme, for the purpose of providing incentives and rewards to eligible participants who contribute to the success of its operations. The participants of the scheme include its directors and senior executives. The scheme was adopted by our board on January 31, 2019. Pursuant to the scheme, an award of 56,250 restricted shares (subdivided into 56,250,000 restricted shares in August 2019), representing 15% of its share capital, was granted to the participants with a total exercise price at an aggregate consideration of US$1,204,094 (RMB8,400,000). The considerations were fully settled in cash upon the issuance of restricted shares. The restricted shares vest in three tranches of 2%, 18% and 80% on January 1, 2020, January 1, 2021 and January 1, 2022, respectively, in accordance with certain vesting conditions, that is, performance condition based on the completion of IPO which requires recognition on an accelerated basis.

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

As of December 31, 2021, there were no shares vested or expired, and we recognized scheme-related expenses amounting to US$1,788,297 (2020: US$2,031,331; 2019: US$1,762,927) in profit or loss during the period.

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

D.Employees

As of December 31, 2020 and 2021, we had 1,950 and 1,701 full time employees. The following table sets forth the number of our full-time employees categorized by function as of the period indicated:

	As of December 31,
	2018	2019	2020	2021
Management	48	60	58	61
Finance	185	188	189	186
Planning and development	590	472	499	344
Project construction management	305	265	316	272
Sales and marketing	107	108	194	127
Property management	418	484	458	509
Administrative and human resources	359	348	219	186
Legal and audit	26	22	17	16
Total	2,038	1,947	1,950	1,701

As of December 31, 2021, our subsidiary, Xinyuan Property Service Co., Ltd, also hired approximately 4,619 contract employees and temporary employees, most of whom provided security and housekeeping services relating to property management.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing funds, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans in 2019, 2020 and 2021 was US$20,420,474, US$11,781,673 and US$20,710,982, respectively.

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of June 30, 2022, by:

●	each of our directors and executive officers;

●	each person known to us to own beneficially more than 5% of our common shares; and
●	all of our directors and executive officers as a group.

Shares
Beneficially
Owned (1)
Directors, Executive Officers and Principal Shareholders	Number	%
Yong Cui	—	—
Yu Chen	—	—
Hao Gao (resigned on June 4, 2021)	—	—
Haifei He	—	—
Yifan (Frank) Li	—	—
Samuel Shen	—	—
Yuyan Yang*(2)	28,400,000	26.36%
Yong Zhang*(3)	32,543,615	29.51%
All directors and executive officers as a group (4)	62,209,015	55.83%
*	Beneficially owns less than 1% of our outstanding common shares.
(1)	Beneficial ownership includes voting or investment power with respect to the securities and, except as indicated below, each person named has sole voting and investment power with respect to the shares shown opposite his or her name. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of the date of determination. The percentage of beneficial ownership is based on 107,757,721 common shares outstanding as of June 30, 2022. In addition, for purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons had the right to acquire on or within 60 days of June 30, 2022 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(2)	Ms. Yang is the settlor of The Spectacular Stage Trust established pursuant to the Trust Deed dated November 24, 2015 between Ms. Yang, as Settlor, and HSBC International Trustee Limited, as Trustee, or the Spectacular Trust. Pursuant to the Trust Deed, the Trustee is required to obtain the prior written consent of Ms. Yang, as Protector, before making any direct or indirect dispositions of any common shares that constitute assets of the Spectacular Trust and to vote common shares held by the Spectacular Trust and cause any entity owned by the Spectacular Trust directly or indirectly that holds common shares to vote such shares in accordance with instructions from Ms. Yang. Accordingly, pursuant to Section 13(d) of the Exchange Act, Ms. Yang may be deemed to beneficially own all of the common shares held directly or indirectly by the Spectacular Trust. Spectacular Stage Limited, a British Virgin Islands company indirectly wholly owned by the Spectacular Trust, owns 28,400,000 common shares.
(3)	Mr. Zhang is the settlor of The Juicy Seasons Trust established pursuant to the Trust Deed dated June 21, 2019 between Mr.Zhang, as Settlor, and HSBC International Trustee Limited, as Trustee, or the Juicy Trust. Pursuant to the Trust Deed, the Trustee is required to obtain the prior written consent of Mr. Zhang, as Protector, before making any direct or indirect dispositions of any common shares that constitute assets of the Juicy Trust and to vote common shares held by the Juicy Trust and cause any entity owned by the Juicu Trust directly or indirectly that holds common shares to vote such shares in accordance with instructions from Mr. Zhang. Accordingly, pursuant to Section 13(d) of the Exchange Act, Mr. Zhang may be deemed to beneficially own all of the common shares held directly or indirectly by the Juicy Trust. Juicy Seasons Limited, a British Virgin Islands company indirectly wholly owned by the Juicy Trust, owns 28,400,000 common shares. The amount of common shares also includes 2,537,000 common shares issuable upon exercise of vested options and 1,606,615 common shares held by Universal World Development Co. Ltd., a British Virgin Islands company, of which Mr. Zhang is the sole owner.
(4)	Includes 2,537,000 common shares issuable upon exercise of options exercisable within 60 days.

ITEM 7MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership” for our major shareholders.

Our major shareholders do not have voting rights that are different from other shareholders.

There were three record holders in the United States, including the depositary for our ADSs, holding, collectively, 50.6% and 52.3% of our outstanding common shares, as of December 31, 2020 and June 30, 2021.

B.Related Party Transactions

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

Bond Offerings

For a description of the August 2019 Senior Secured Notes and the August 2019 Indenture, the February 2021 Senior Secured Notes and the February 2021 Indenture, the November 2020 Senior Secured Notes and the November 2020 Indenture, the March 2020 Senior Secured Notes and the March 2020 Indenture, and the October 2021 Senior Secured and the October 2021 Indenture, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Debt Securities—Senior Secured Notes,” included elsewhere in this annual report on Form 20-F.

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

Based on our estimated gross income, the average value of our assets, including goodwill, and the nature of our business, although not free from doubt, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2021. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent table years. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or common shares.

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

Backup Withholding Tax and Information Reporting and Disclosure Requirements

Dividend payments made to U.S. Holders and proceeds paid from the sale or other disposition of their common shares or ADSs may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. federal backup withholding. Certain exempt recipients are not subject to these information reporting requirements. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

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

Foreign Exchange Risk

We and our subsidiaries are principally engaged in real estate development and the provision of property management services in the PRC. We started U.S. business operations, which is mainly residential real estate development, as well as resale, in 2012. The functional currency of our PRC subsidiaries is the Renminbi, while that of our subsidiaries in the United States is U.S. dollars. Our reporting currency is the U.S. dollar. We translate the PRC operating results using the average exchange rate for the year and we translate the PRC financial position at the year-end exchange rate. The foreign currency translation loss recognized in our other comprehensive profit amounted to US$20.3 million in 2021.

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

The RMB is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 1, 2005, the PRC government changed its previous policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since July 21, 2005, this change in policy has resulted in an approximately 23.0% appreciation of the RMB against the U.S. dollar through December 31, 2021. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any appreciation of the RMB against the U.S. dollar or any other foreign currencies would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert foreign currencies into RMB for such purposes. On August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last. However, any significant depreciation in the exchange rates of the RMB against the U.S. dollar could adversely affect the value of any dividends paid by us to our shareholders, which would be funded by RMB but paid in U.S. dollars. There can be no assurance that any future movements in the exchange rate of the RMB against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition (including our ability to pay dividends). A significant depreciation in the RMB against major foreign currencies may have a material adverse impact on our results of operations, financial condition and share price because our reporting currency is the U.S. dollar and our ADSs are expected to be quoted in U.S. dollars, whereas our revenues, costs and expenses are largely denominated in RMB.

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

Our indebtedness consists primarily of short-term and long-term bank borrowings, secured debt and onshore corporate bonds. As of December 31, 2021, we had US$99.5 million of short-term borrowings, with US$95.1 million denominated in RMB, which bear interest rates ranging from 3.90% per annum to 30.0% per annum, with a weighted average interest rate at such date of 7.32%. US$522.1 million of long-term bank loans, including current portions of long-term bank loans, bear floating interest rates, which are based on 100.0% to 210.53% of PBOC benchmark rates in the following years. US$165.7 million of long-term debt, including current portions of long-term debt bear floating interest rates, which are based on LIBOR benchmark rates in the following years. The PBOC regulates the interest rates of our Renminbi-denominated borrowings. The PBOC-published benchmark one-year lending rate in China, which directly affects the property mortgage rates offered by commercial banks in China, as of December 31, 2019, 2020 and 2021 was 4.35%, 4.35% and 4.35%, respectively. As of December 31, 2021, the principal amount of our aggregate outstanding variable rate debt, including long-term bank loans, was US$692.2 million. A hypothetical 1.00% increase in annual interest rates would increase our interest cost by approximately US$6.9 million per year based on our debt level as of December 31, 2021. The senior secured notes and other debt, except the above-mentioned US$165.7 million  of floating rate debt, bear fixed interest rates and therefore, interest rate risk is low.

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

As of December 31, 2021, we had outstanding guarantees of mortgages in the principal amount of US$2,156.3 million. If a purchaser defaults on the payment of its mortgage during the term of the guarantee, the mortgage lending bank may require us to repay the outstanding amount under the loan plus any accrued interest. In this event, although we are able to retain the customer’s deposit and sell the property to recover any amounts paid by us to the bank, there can be no assurance that we would be able to sell the property at a price equal to or greater than the amount we paid on the defaulting purchaser’s outstanding loan amount and any accrued interest thereon. We paid US$3.7 million to satisfy guarantee obligations related to customer defaults in 2021.

During parts of 2011 and 2012, we offered certain homebuyers seller-financing arrangements. All the homebuyers entered into such arrangement were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via our management reporting procedures. We provided longer payment terms, ranging between six months to two years to particular home buyers after applying strict credit requirements based on our credit policy. In the second half of 2012, execution of seller-financed contracts dropped significantly. From the fourth quarter of 2012, we stopped offering seller-financed contracts to second home buyers. Commencing in the second quarter of 2014, the Group again offer seller-financed contracts. As of December 31, 2020 and 2021, there was no concentration of credit risk with respect to receivables and we do not have a significant exposure to any individual debtor. Since 2013, PRC banks have tightened the distributions of mortgage loans to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. We took the position that the processing periods of the contracts with underlying mortgage loans exceeding one year cannot be recognized as revenue on an over time basis.

As of December 31, 2021, our cash and cash equivalents totaled US$426.4 million and restricted cash totaled US$293.5 million, predominately deposited in accounts maintained with state-owned bank within the PRC. We have not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Inflation

Inflation has not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.9%, 2.5% and 0.9% in 2019, 2020 and 2021, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this annual report, we have not been materially affected by any inflation or deflation.

ITEM 12DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Our common shares, in the form of ADSs, each representing two common shares, are listed on the NYSE. JPMorgan Chase Bank, N.A. serves as the depositary for the ADSs. JPMorgan Chase Bank, N.A.’s principal executive office is located at 383 Madison Avenue, Floor 11, New York, New York 10179.

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

The depositary may remit to us all or a portion of the depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the deposit agreement upon such terms and conditions as we may agree from time to time. In 2021, no such reimbursement was made.

PART II

ITEM 13DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

See our Form 6-K press release dated July 19, 2022 (File No. 001-33863).

ITEM 14MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rule 13a-15(e) of the Exchange Act as of the end of the period covered by this report. Based on such evaluation, our management concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the SEC rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13(a)-15(f) and 15(d)-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013 Framework), our management concluded that, as of December 31, 2021, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

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

Finally, the effectiveness of our internal control over financial reporting, as of December 31, 2021, was also audited by Union Power, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein.

Changes in Internal Control over Financial Reporting

During 2021, there were no changes in our internal control over financial reporting that occurred during the period covered by the report for 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Xinyuan Real Estate Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Xinyuan Real Estate Co., Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Xinyuan Real Estate Co., Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated July 29, 2022 expressed an unqualified opinion thereon.

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
July 29, 2022

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Union Power and EY, our former independent registered public accounting firm, and their respective affiliate firms for the periods indicated:

	2020	2021
	US$	US$
Audit fees (1)	4,427,793	1,438,666
Audit-related fees (2)	130,442	50,694
Tax fees (3)	43,481	—
All other fees (4)	166,676	—
(1)	“Audit fees” represent the aggregate fees billed in each of the fiscal year for the audit of financial statements of the Company and the limited quarterly procedures. In 2021, the audit fees billed included the audit of financial statements of the Company’s subsidiary, Xinyuan Property Management Service (Cayman) Ltd for its annual reporting purpose.
(2)	“Audit-related fees” represents aggregate fees billed in respect of review of interim financial statements of Xinyuan Property Management Service (Cayman), Ltd., and issue comfort letter for the Company’s financing purposes.
(3)	Tax fees consist of fees incurred for tax consulting services.
(4)	Other fees represent aggregate fees for business advisory and diagnosis services.
(5)	Union Power performed the 2020 and 2021 fiscal-year audit, as further described in Item 16-F herein.

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

The following table sets forth a summary of our repurchase of our ADSs made from January 1, 2021 to December 31, 2021:

			Total Number	Approximate
			of ADSs	U.S. Dollar
			Purchased as	Value of ADSs
			Part of	that May Yet
			Publicly	Be Purchased
	Total Number	Average Price	Announced	Under the
	of ADSs	Paid Per ADS	Plans or	Plans or
Period(1)	Purchased	(US$)	Programs	Programs
January 1 - January 31	—	—	—	—
February 1 - February 28	—	—	—	—
March 1 - March 31	—	—	—	—
April 1 - April 30	—	—	—	—
May 1 - May 31	—	—	—	—
June 1 through June 30	—	—	—	—
July 1 through July 31	—	—	—	—
August 1 through August 31	—	—	—	—
September 1 through September 30	—	—	—	—
October 1 through October 31	—	—	—	—
November 1 through November 30	—	—	—	—
December 1 through December 31	—	—	—	—
Total	—	—	—	—
(1)	Our ADS to common share ratio is one ADS for two common shares.

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

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 12, 2021, we engaged Union Power as the Company’s independent registered public accounting firm, in connection with the audits of our consolidated financial statements for 2018, 2019 and 2020. Union Power succeeds EY, our former independent registered public accounting firm who resigned on September 29, 2021.  The change of the Company’s independent registered public accounting firm was approved by the Audit Committee and the Board of Directors of the Company.

Prior to its resignation, EY identified certain issues during the audit of the Company’s consolidated financial statements for 2020 with respect to:

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

(iv)	an agreement to subsequently lease back the disposed property from the Acquirer.
(b)	the accounting for other, previously undisclosed, employee-owned entities that were established in 2020, and transactions therewith, whose books and records are maintained by the Company.

EY communicated these issues to the Company's Audit Committee in March 2021, as a result of which, an independent investigation (the “Independent Investigation”) was launched.  Due to the Independent Investigation, the Company was late in filing its annual report on Form 20-F for 2020. As of the date of EY’s resignation, while the Independent Investigation was completed, EY did not believe the above-mentioned matters have been fully resolved to its satisfaction.  Accordingly, EY did not issue its audit report on our consolidated financial statements for 2020.  EY was authorized to discuss these matters with Union Power without limitation.

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

During 2019 and 2018, and through September 29, 2021 when the client-auditor relationship with EY was terminated, there were no “reportable events” as that term is described below in accordance with Item 16F(a)(1)(v) of Form 20-F, other than as disclosed above.

See also the disclosure under “Item 16.F. Change in Registrant’s Certifying Accountant” of our annual report on Form 20-F for 2020 on March 8, 2022.

In 2019 and 2020 and the subsequent interim period prior to engaging Union Power, neither we nor anyone on our behalf consulted with Union Power with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and no written report or oral advice was provided by Union Power to us that Union Power concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item) or a “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F).

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

Exhibit Number	Description of Document
2.23	Description of Securities (incorporated by reference to Exhibit 2.19 to the registrant’s Annual Report on Form 20-F (File No. 001-33863), filed with the SEC on April 29, 2020)

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

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Union Power HK CPA Limited

101*

The following materials from Xinyuan Real Estate Co., Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2021 formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Consolidated Statement of Operations, (ii) the Condensed Consolidated Balance Sheet, (iii) the Condensed Consolidated Statement of Stockholders’ Equity, (iv) the Condensed Consolidated Statement of Cash Flows, and (v) Notes to the Condensed Consolidated Financial Statements.

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

Date: July 29, 2022

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Xinyuan Real Estate Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Xinyuan Real Estate Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 29, 2022 expressed an unqualified opinion.

Material Uncertainty relating to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 (b) to the consolidated financial statements, the Company's ability to generate funds to meet short term operating cash requirements and loan repayments is reliant on the Company's ability to sell the real estate properties it holds, or to obtain alternative financing. The timing of these sales is uncertain and as a result the Company is currently reliant on long term investor loans being renewed when they come up for repayment. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans relating to these matters are also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on financial instruments in the year ended December 31, 2020.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to real estate sales contracts included the following, among others:

●	We tested the effectiveness of internal controls over the recognition of revenue and the determination of estimated contract costs including controls over the review of management’s assumptions and key inputs used to recognize revenue and costs on real estate sales contracts using the cost-to-cost input method.
●	We evaluated the appropriateness and consistency of management’s methods and assumptions used to recognize revenue and costs on real estate sales contracts using the cost-to-cost input method to recognize revenue over time.
●	We selected a sample of real estate sales contracts and tested the estimates of total cost for each of the real estate sales contracts by:
o	Tested the estimated costs to complete projects that were not completed during the year ended December 31, 2021 by comparing the estimated cost to complete at December 31, 2021 to actual cost incurred subsequent to December 31, 2021.
o	Evaluating management’s ability to achieve the estimates of total cost by performing corroborating inquiries with Company personnel, including project managers, and comparing the estimates to documentation such as management’s work plans, contract terms and requirements, and purchase orders with suppliers. Our evaluation of management’s assumptions included consideration of historical and current project performance such as consistency of gross margin, identified risks related to project timing including technical and schedule matters, and the status of construction progress.

Impairments – Real Estate Properties Development Completed and Under Development

Critical Audit Matter Description

At December 31, 2021, the Company’s real estate properties development completed and under development was US$2,869,622,702. As described in Note 2 to the consolidated financial statements, the Company’s evaluation of impairment of real estate involves an assessment of the carrying value of real estate properties development completed and under development when events or changes in circumstances indicate that the carrying value may not be recoverable.

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

Going concern

Critical Audit Matter Description

As discussed in Note 2 (b) to the consolidated financial statements, the Company's ability to generate funds to meet short term operating cash requirements and loan repayments is reliant on the Company's ability to sell the real estate properties it holds, or to obtain alternative financing. The timing of these sales is uncertain and as a result the Company is currently reliant on long term investor loans being renewed when they come up for repayment.

We determined that Company’s ability to continue as a going concern is a critical matter due to the estimation and uncertainty regarding the Company’s available funding and the risk of bias in management’s judgement and assumptions in their determination.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures relating to the Company’s assertion on its ability to continue as a going concern included the following, among others:  We inquired of Company management and reviewed Company records and documents to assess whether there are additional factors that contribute to the uncertainties disclosed.  We assessed whether the Company’s identification of conditions and events that indicate there could be substantial doubt about its ability to continue as a going concern for a reasonable period of time was appropriate and adequately disclosed. We reviewed a cash flow projection prepared by management incorporating management’s plan and performed sensitivity analysis of significant assumptions to evaluate the changes in the cash flow projection that would result from changes in the assumptions.

/s/ Union Power HK CPA Limited

We have served as the Company's auditor since 2021.

Hong Kong

July 29, 2022

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(ALL amounts stated in US$, except for number of shares data)

		December 31,	December 31,
	Notes	2020	2021
		US$	US$
ASSETS

Current assets
Cash and cash equivalents		926,809,581	426,399,881
Restricted cash		101,038,370	246,888,754
Short-term investments	3	6,111,129	85,211,338
Accounts receivable		96,119,056	59,509,152
Other receivables	4	335,840,652	298,190,097
Deposits for land use rights		78,152,921	35,738,821
Other deposits and prepayments		323,322,007	365,505,313
Advances to suppliers		45,869,706	124,152,551
Real estate properties development completed and under development	5	3,449,829,092	2,869,622,702
Amounts due from related parties	18	233,441,459	271,567,484
Amounts due from employees	18	529,055	1,550,469
Other current assets		3,847,106	1,482,786
Total current assets		5,600,910,134	4,785,819,348
Restricted cash, non-current		232,134,183	46,583,120
Real estate properties held for lease, net	6	483,108,207	440,300,371
Deposits for land use rights and properties		35,249,604	36,074,492
Property and equipment, net	7	42,759,911	35,525,933
Long-term investments	8	874,276,856	667,227,852
Deferred tax assets	15	272,534,085	302,971,920
Amounts due from related parties	18	14,933,562	15,283,028
Contract assets		28,708,229	35,104,329
Operating lease right-of-use assets	13	8,516,756	3,147,381
Other assets		76,192,049	78,241,516
TOTAL ASSETS		7,669,323,576	6,446,279,290

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(ALL amounts stated in US$, except for number of shares data)

		December 31,	December 31,
	Notes	2020	2021
		US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and notes payable (including accounts payable and notes payable of the VIEs without recourse to the primary beneficiary of US$233,398 and US$14,681 as of December 31, 2020 and December 31, 2021, respectively)		1,237,030,178	1,134,432,195
Short-term bank loans and other debt	10	13,624,730	99,468,777
Customer deposits	14	952,939,384	1,162,430,468
Income tax payable		278,096,042	249,107,386
Other payables and accrued liabilities (including other payables and accrued liabilities of the VIEs without recourse to the primary beneficiary of US$3,580,159 and US$2,998,625 as of December 31, 2020 and December 31, 2021, respectively)	17	595,476,441	555,176,693
Payroll and welfare payable (including payroll and welfare payable of the VIEs without recourse to the primary beneficiary of US$1,322,655 and US$2,641,285 as of December 31, 2020 and December 31, 2021, respectively)		18,102,179	15,391,685
Current portion of long-term bank loans and other debt	11,12	1,393,587,995	1,466,820,657
Lease liability, current portion	13	6,984,003	7,619,323
Mandatorily redeemable non-controlling interests		8,980,497	10,273,637
Amounts due to related parties	18	31,511,929	77,062,355

Total current liabilities		4,536,333,378	4,777,783,176

Long-term bank loans	11	589,017,919	494,076,875
Deferred tax liabilities	15	389,966,606	343,263,457
Unrecognized tax benefits	15	101,198,970	130,560,908
Other long-term debt	12	1,013,015,628	275,100,201
Lease liability	13	3,159,780	1,286,250
Amounts due to related parties	18	10,728,133	10,979,186

Total liabilities		6,643,420,414	6,033,050,053

Commitments and contingencies	22

Shareholders’ equity
Common shares, US$0.0001 par value:
Authorized‑500,000,000 shares; shares issued and outstanding- 107,757,721 shares as of December 31, 2021 (December 31, 2020: 106,932,017 shares)	19	16,415	16,415
Additional paid-in capital		552,215,071	544,386,509
Statutory reserves		177,696,037	178,497,890
Retained earnings/(accumulated deficits)		34,500,890	(387,664,005)
Accumulated other comprehensive income		17,105,124	34,923,279
Treasury shares	19	(116,061,577)	(116,061,577)

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity		665,471,960	254,098,511

Non-controlling interest	24	360,431,202	159,130,726

Total equity		1,025,903,162	413,229,237

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		7,669,323,576	6,446,279,290

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2019, 2020, 2021

(ALL amounts stated in US$, except for number of shares data)

		Year ended December 31
	Notes	2019	2020	2021
		US$	US$	US$
Revenue:
Real estate sales		2,387,031,568	1,604,891,939	1,392,240,005
Real estate management services income		67,488,169	91,208,307	109,822,206
Real estate lease income		16,128,771	34,792,485	19,781,344
Other revenue		11,984,304	14,870,460	14,174,226

Total revenue		2,482,632,812	1,745,763,191	1,536,017,781

Costs of revenue:
Cost of real estate sales		(1,851,819,293)	(1,351,980,826)	(1,359,344,416)
Cost of real estate management services income		(40,889,231)	(55,437,978)	(73,978,205)
Cost of real estate lease income		(12,757,251)	(36,122,097)	(22,438,180)
Other costs		(16,857,416)	(9,755,542)	(12,320,064)

Total costs of revenue		(1,922,323,191)	(1,453,296,443)	(1,468,080,865)

Gross profit		560,309,621	292,466,748	67,936,916
Selling and distribution expenses		(86,760,620)	(66,886,148)	(90,569,390)
General and administrative expenses		(163,686,999)	(154,176,673)	(163,410,021)
Gain on disposal of property held for lease		—	82,805,785	—
Impairment loss on goodwill		—	(6,400,262)	(4,355,469)
Impairment loss on intangible assets				(14,295,790)

Operating income /(loss)		309,862,002	147,809,450	(204,693,754)
Interest income		51,493,595	33,405,610	28,296,824
Interest expense		(113,775,360)	(129,487,405)	(183,398,772)
Net loss on debt extinguishment	12	(8,580,510)	(1,843,306)	—
Gain /(loss) on short-term investments	3	1,451,200	5,052,944	(30,203,357)
Share of (loss)/gain of equity investees	8	(5,416,471)	17,028,301	(23,345,765)
Exchange loss		(7,376,009)	(3,093,907)	(9,707,463)
Other income/ (loss)		5,848,727	(1,296,377)	2,509,645

Income /(loss) from operations before income taxes		233,507,174	67,575,310	(420,542,642)
Income taxes	15	(150,478,372)	(135,059,190)	7,280,528

Net income /(loss)		83,028,802	(67,483,880)	(413,262,114)
Net income attributable to non-controlling interest		(14,684,275)	(13,557,028)	(4,045,264)

Net income /(loss) attributable to Xinyuan Real Estate Co., Ltd. shareholders		68,344,527	(81,040,908)	(417,307,378)

Earnings per share:
Basic	20	0.60	(0.75)	(3.89)
Diluted	20	0.60	(0.75)	(3.89)

Shares used in computation:
Basic	20	113,482,239	107,558,506	107,283,420
Diluted	20	114,100,896	107,569,181	107,283,420

Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments		(21,079,940)	94,386,918	20,861,635

Comprehensive income/(loss)		61,948,862	26,903,038	(392,400,479)
Comprehensive income attributable to non-controlling interest		(13,649,162)	(40,671,816)	(7,088,744)

Comprehensive income/(loss) attributable to Xinyuan Real Estate Co., Ltd. shareholders		48,299,700	(13,768,778)	(399,489,223)

The accompanying notes are an integral part of these consolidated financial statements

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2019, 2020, 2021

(ALL amounts stated in US$, except for number of shares data)

	Year ended December 31
	2019	2020	2021
	US$	US$	US$
CASH FLOWS FROM OPERATING
ACTIVITIES:
Net income /(loss)	83,028,802	(67,483,880)	(413,262,114)
Adjustments to reconcile net income/(loss) to net cash (used in)/provided by operating activities:
Depreciation and amortization	17,584,443	17,503,373	18,267,515
Stock-based compensation expenses	5,621,588	4,511,190	3,413,610
Deferred tax (benefit)/expense	(54,775,461)	65,623,218	(81,124,977)
Amortization of deferred charges	7,725,283	2,828,337	3,242,398
Share of loss/(gain) of equity investees	5,416,471	(17,028,301)	23,345,765
Exchange loss	7,376,009	3,093,907	9,707,463
Changes in unrecognized tax benefit	27,665,850	10,932,057	29,025,853
Loss on extinguishment of debt (Note 12)	8,580,510	1,843,306	—
(Gain)/loss on short-term investments	(1,451,200)	(5,052,944)	30,203,357
Gain on disposal of property held for lease	—	(82,805,785)	—
Proceeds from disposal of short-term investments	12,897,025	5,825,136	—
Purchase of trading securities	(2,955,227)	—	(109,303,567)
Allowance for doubtful accounts	982,936	6,453,654	2,781,268
Impairment loss on goodwill	—	6,400,262	4,355,469
Impairment loss on intangible assets	—	—	14,295,790
Impairment on interests in equity investee	—	1,216,730	—
Others	1,661,626	1,023,693	3,834,826

Changes in operating assets and liabilities:
Accounts receivable	(37,591,293)	3,807,913	37,981,853
Real estate properties development completed and under development	853,522,576	440,486,384	647,900,818
Contract assets	(1,684,741)	(4,091,608)	(5,940,218)
Real estate properties held for lease	(151,516,852)	(2,576,802)	26,897,517
Advances to suppliers	1,455,322	1,581,351	(76,248,232)
Other receivables	(81,286,710)	(88,480,519)	83,761,147
Deposits for land use rights	3,400,084	(46,870,478)	43,725,198
Other deposits and prepayments	(23,464,588)	59,693,294	(34,882,024)
Other current assets	(606,623)	(2,610,160)	2,359,210
Amounts due from related parties	(118,854,682)	47,907,083	(33,014,545)
Amounts due from employees	(318,601)	1,876,639	(997,298)
Other assets	3,414,909	(1,779,120)	(20,542,642)
Accounts payable	392,316,329	124,021	(128,043,926)
Customer deposits	(747,887,702)	(233,463,779)	143,204,992
Income tax payable	89,454,632	(38,358,479)	(35,014,314)
Other payables and accrued liabilities	(18,090,325)	241,107,544	(51,513,133)
Payroll and welfare payable	(9,363,632)	(7,198,828)	(3,059,265)
Amounts due to related parties	—	10,728,133	251,053
Net cash provided by operating activities	272,256,758	336,766,542	135,608,847

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2019, 2020, 2021

(ALL amounts stated in US$, except for number of shares data)

	Year ended December 31
	2019	2020	2021
	US$	US$	US$
CASH FLOWS FROM INVESTING
ACTIVITIES:
Disposal of properties held for lease and property and equipment	1,111,556	93,001,129	7,052,259
Purchase of property and equipment	(5,510,126)	(1,294,014)	(2,058,162)
Acquisition of subsidiaries, net of cash acquired (Note 9)	827,011	(938,733)	—
Acquisition of long-term investments	(50,546,390)	(219,220,373)	(27,768,648)
Return of capital	11,087,850	24,296,031	—

Net cash used in investing activities	(43,030,099)	(104,155,960)	(22,774,551)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	166,480	134,790	—
Repurchase of shares for Restricted Stock Unit (“RSU”) plan	(2,920,216)	—	—
Purchase of treasury shares (Note 19)	(26,080,876)	(2,483,896)	—
Dividends to shareholders	(19,647,356)	(14,284,148)	(4,055,664)
Amounts due to related parties	(25,024,684)	(24,477,542)	44,288,546
Repayments of short-term bank loans and current portion of long-term bank loans	(388,922,839)	(819,432,106)	(790,322,990)
Proceeds from short-term bank loans and current portion of long-term bank loans	84,837,579	105,007,105	193,848,327
Repayment of long-term bank loans	(9,156,553)	(199,845,816)	(183,056,732)
Proceeds from long-term bank loans	255,750,791	433,177,672	339,581,996
Repayment of other short-term debt	(1,216,629,289)	(60,033,909)	(11,572,583)
Proceeds from other short-term debt	125,131,566	18,917,551	17,689,487
Repayment of other long-term debt	(233,164,117)	(882,010,043)	(891,457,400)
Proceeds from other long-term debt	1,170,084,599	1,047,849,099	610,114,087
Payment of financing cost	(4,304,339)	(6,361,147)	(6,947,448)
Payment of principal from finance lease	(6,135,547)	(8,476,338)	(1,916,297)
Repayment of mandatorily redeemable non-controlling interests	(15,394,847)	(462,754)	—
Proceeds from mandatorily redeemable non-controlling interests	1,905,049	—	1,070,310
Contributions from non-controlling interests, net	31,031,810	222,712,481	5,659,417

Net cash used in financing activities	(278,472,789)	(190,069,001)	(677,076,944)

NET(DECREASE)/INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(49,246,130)	42,541,581	(564,242,648)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(34,185,442)	114,855,646	24,132,269
Cash, cash equivalents and restricted cash, at beginning of year	1,186,016,479	1,102,584,907	1,259,982,134

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, AT END OF YEAR	1,102,584,907	1,259,982,134	719,871,755

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Cash and cash equivalents	662,606,063	926,809,581	426,399,881
Restricted cash	439,978,844	333,172,553	293,471,874

Incomes taxes paid	130,853,782	100,712,739	99,120,026
Interest paid	293,543,976	149,271,138	261,746,433
NON-CASH ACTIVITIES
Debt extinguishment costs included in other payables and accrued liabilities	5,612,697	3,652,705	—
Settlement of due from related parties as a result of business combination	48,761,943	—	—
Initial recognition of leases	11,278,234	—	—

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2019, 2020, 2021

(ALL amounts stated in US$, except for number of shares data)

								Total Xinyuan Real
						Retained	Accumulated	Estate Co.,	Non-
				Additional		Earnings	Other	Ltd.	controlling
	Number of	Common	Treasury	Paid-in	Statutory	/(Accumulated	Comprehensive	shareholders’	Interest
	Shares	Shares	Shares	Capital	Reserves	Deficits)	Income / (Loss)	equity	(Note 24)	Total
		US$	US$	US$	US$	US$	US$	US$	US$	US$
BALANCE AT DECEMBER 31, 2018	119,805,636	16,399	(87,639,088)	532,117,479	166,495,744	99,502,126	(30,122,179)	680,370,481	65,274,668	745,645,149
Capital injection from non-controlling interests	—	—	—	8,305,257	—	—	—	8,305,257	24,054,448	32,359,705
Acquisition of non-controlling interests				—	—	—	—	—	(317,406)	(317,406)
Exercise of share options	108,000	11	—	166,469	—	—	—	166,480	—	166,480
Treasury share repurchases	(11,715,338)	—	(26,080,876)	—	—	—	—	(26,080,876)	—	(26,080,876)
Shares repurchased under RSU plan	(1,438,076)	—	—	(2,920,216)	—	—	—	(2,920,216)	—	(2,920,216)
Foreign currency translation	—	—	—	—	—	—	(20,044,827)	(20,044,827)	(1,035,113)	(21,079,940)
Stock-based compensation expenses	1,115,246	—	—	5,621,588	—	—	—	5,621,588	—	5,621,588
Net income	—	—	—	—	—	68,344,527	—	68,344,527	14,684,275	83,028,802
Appropriation to statutory reserves	—	—	—	—	8,512,715	(8,512,715)	—	—	—	—
Dividends to shareholders	—	—	—	—	—	(23,460,775)	—	(23,460,775)	—	(23,460,775)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(1,010,489)	(1,010,489)
BALANCE AT DECEMBER 31, 2019	107,875,468	16,410	(113,719,964)	543,290,577	175,008,459	135,873,163	(50,167,006)	690,301,639	101,650,383	791,952,022
Adjustment to opening balance of equity (note 2(i))	—	—	—	—	—	(6,520,392)	—	(6,520,392)	—	(6,520,392)
Capital injection from non-controlling interests(note(a))	—	—	—	4,420,800	—	—	—	4,420,800	218,453,981	222,874,781
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	(317,406)	(317,406)
Exercise of share options	52,647	5	—	134,785	—	—	—	134,790	—	134,790
Treasury share repurchases (Note 19)	(2,127,050)	—	(2,341,613)	(142,283)	—	—	—	(2,483,896)	—	(2,483,896)
Foreign currency translation	—	—	—	—	—	—	67,272,130	67,272,130	27,114,788	94,386,918
Stock-based compensation expenses	1,130,952	—	—	4,511,192	—	—	—	4,511,192	—	4,511,192
Net loss	—	—	—	—	—	(81,040,908)	—	(81,040,908)	13,557,028	(67,483,880)
Appropriation to statutory reserves	—	—	—	—	2,687,578	(2,687,578)	—	—	—	—
Dividends to shareholders	—	—	—	—	—	(11,123,395)	—	(11,123,395)	—	(11,123,395)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(27,572)	(27,572)
BALANCE AT DECEMBER 31, 2020	106,932,017	16,415	(116,061,577)	552,215,071	177,696,037	34,500,890	17,105,124	665,471,960	360,431,202	1,025,903,162
Capital injection from non-controlling interests	—	—	—	(11,242,172)	—	—	—	(11,242,172)	16,901,589	5,659,417
Foreign currency translation	—	—	—	—	—	—	17,818,155	17,818,155	3,043,480	20,861,635
Stock-based compensation expenses	825,704	—	—	3,413,610	—	—	—	3,413,610	—	3,413,610
Net loss	—	—	—	—	—	(417,307,378)	—	(417,307,378)	4,045,264	(413,262,114)
Appropriation to statutory reserves	—	—	—	—	801,853	(801,853)	—	—	—	—
Dividends to shareholders	—	—	—	—	—	(4,055,664)	—	(4,055,664)	—	(4,055,664)
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	(225,290,809)	(225,290,809)
BALANCE AT DECEMBER 31, 2021	107,757,721	16,415	(116,061,577)	544,386,509	178,497,890	(387,664,005)	34,923,279	254,098,511	159,130,726	413,229,237

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

As of December 31, 2021, principal subsidiaries of the Company and its consolidated variable interest entities included the following entities:

				Percentage of
	Registered Place			Equity
	and Date of	Registered		Attributable	Principal
Company Name	Incorporation	Capital		to the Group	Activities
Subsidiary companies:
Xinyuan International Property Investment Co., Ltd.	Cayman Islands October 6, 2011	US$	500,000	100%	Investment holding company

Xinyuan International (HK) Property Investment Co., Ltd.	Hong Kong October 26, 2011	HK$	3,000,000	100%	Investment holding company

XIN Development Group International Inc.	United States November 10, 2011	US$	—	100%	Investment holding company

Xinyuan Real Estate, Ltd.	Cayman Islands January 27, 2006	US$	50,000,000	100%	Investment holding company

XIN Development Management East, LLC	United States August 28, 2012	US$	1,000	100%	Property management services

XIN NY Holding, LLC	United States August 29, 2012	US$	1,000	100%	Investment holding company

421 Kent Development, LLC	United States August 29, 2012	US$	1,000	100%	Real estate development

Xinyuan Sailing Co., Ltd.	Hong Kong June 21, 2013	HK$	3,000,000	100%	Investment holding company

AWAN Plasma Sdn Bhd	Malaysia April 16, 2007	MYR	33,577,000	100%	Real estate development

XIN Eco Marine Group Properties Sdn Bhd	Malaysia July 9, 2014	MYR	33,217,000	100%	Investment holding company

Zhengzhou Jiasheng Real Estate Co., Ltd.	PRC December 2, 2013	US$	60,000,000	100%	Real estate development

Xinyuan (China) Real Estate, Ltd. ("Xinyuan China")	PRC April 10, 2006	US$	307,000,000	100%	Investment holding company

Henan Xinyuan Real Estate Co., Ltd. ("Henan Xinyuan")	PRC May 19, 1997	RMB	200,000,000	100%	Real estate development

Qingdao Xinyuan Xiangrui Real Estate Co., Ltd.	PRC February 9, 2006	RMB	10,000,000	100%	Real estate development

Shandong Xinyuan Real Estate Co., Ltd.	PRC June 2, 2006	RMB	300,000,000	100%	Real estate development

Xinyuan Property Management Service(Cayman) Ltd.	Cayman Islands December 13, 2018	HKD	50,000	52.86%	Investment holding company

Xinyuan Property Management Service (BVI) Ltd	British Virgin Islands January 2, 2019	USD	—	52.86%	Investment holding company

Xinyuan Property Management Service (HK) Limited	HK January 8, 2019	HKD	1	52.86%	Investment holding company

Xinyuan Science and Technology Service Group Co., Ltd.	PRC December 28, 1998	RMB	50,000,000	52.86%	Property management services

Mingyuan Landscape Engineering Co., Ltd.	PRC February 17, 2004	RMB	50,000,000	100%	Landscaping engineering and management

Henan Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC December 29, 2011	RMB	20,000,000	100%	Real estate development

Suzhou Xinyuan Real Estate Development Co., Ltd.	PRC November 24, 2006	RMB	200,000,000	100%	Real estate development

Anhui Xinyuan Real Estate Co., Ltd.	PRC December 7, 2006	RMB	50,000,000	100%	Real estate development

Kunshan Xinyuan Real Estate Co., Ltd.	PRC January 31, 2008	RMB	200,000,000	100%	Real estate development

Xinyuan Real Estate (Chengdu) Co., Ltd.	PRC June 12, 2007	RMB	220,000,000	100%	Real estate development

Xuzhou Xinyuan Real Estate Co., Ltd.	PRC November 9, 2009	RMB	200,000,000	100%	Real estate development

Henan Xinyuan Jiye Real Estate Co., Ltd.	PRC November 15, 2009	RMB	50,000,000	100%	Real estate development

Beijing Xinyuan Wanzhong Real Estate Co., Ltd. ("Beijing Wanzhong")	PRC March 4, 2008	RMB	900,000,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

				Percentage of
	Registered Place			Equity
	and Date of	Registered		Attributable	Principal
Company Name	Incorporation	Capital		to the Group	Activities

Xinyuan Renju (Beijing) Asset Management Co., Ltd.	PRC January 16, 2009	RMB	30,000,000	100%	Management consulting service

Beijing Xinyuan Priority Real Estate Consulting Co., Ltd.	PRC March 8, 2012	RMB	30,000,000	100%	Real estate consulting services

Henan Xinyuan Priority Commercial Management Co., Ltd.	PRC August 10, 2012	RMB	2,000,000	100%	Leasing management services

Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd. (“Suzhou Wanzhuo”) (Note 18(a))	PRC September 20, 2012	RMB	200,000,000	20%	Real estate development

Jiangsu Jiajing Real Estate Co., Ltd.	PRC March 28, 2005	RMB	150,000,000	100%	Real estate development

Xingyang Xinyuan Real Estate Co., Ltd.	PRC July 25, 2013	RMB	200,000,000	100%	Real estate development

Jinan Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC December 4, 2013	RMB	300,000,000	100%	Real estate development

Sanya Beida Science and Technology Park Industrial Development Co., Ltd.	PRC January 10, 2014	RMB	200,000,000	100%	Real estate development

Chengdu Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC February 21, 2014	RMB	50,000,000	100%	Real estate development

Tianjin Xinyuan Real Estate Co., Ltd.	PRC September 17, 2014	RMB	100,000,000	100%	Real estate development

Xi'an Yinghuai Square Commerce Management Co., Ltd.	PRC November 25, 2014	RMB	3,000,000	100%	Retail store

Subsidiary companies:
Changsha Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC April 3, 2014	RMB	100,000,000	100%	Real estate development

Shanghai Junxin Real Estate Co., Ltd.	PRC January 16, 2014	RMB	5,000,000	100%	Real estate development

Beijing Yinghuai Commerce and Trade Co., Ltd.	PRC January 5, 2015	RMB	30,000,000	100%	Retail store

Beijing Xinhe Investment Development Co., Ltd.	PRC May 5, 2015	RMB	5,000,000	100%	Investment holding company

Henan Yinghuai Commerce and Trade Co., Ltd.	PRC March 23, 2015	RMB	10,000,000	100%	Retail store

Henan Xinyuan Guangsheng Real Estate Co., Ltd.	PRC July 27, 2015	RMB	200,000,000	100%	Real estate development

Shanghai Hexinli Property Management Center. (Limited partnership)	PRC July 28, 2015	RMB	10,640,000	100%	Property management services

Shandong Xinyuan Renju Real Estate Co., Ltd.	PRC November 19, 2011	RMB	50,000,000	100%	Real estate development

Shaanxi Zhongmao Economy Development Co., Ltd.	PRC June 22, 1998	RMB	22,500,000	65.98%	Real estate development

421 Kent Holding Co, Ltd.	United States May 2, 2014	US$	1,000	100%	Investment holding company

Hudson 888 Owner LLC	United States October 22, 2015	US$	1,000	100%	Real estate development

XIN Manhattan Holding LLC	United States December 9, 2015	US$	1,000	100%	Investment holding company

Hudson 888 Holding LLC	United States December 9, 2015	US$	1,000	100%	Investment holding company

Shenzhen Xinchuang Investment Consulting Co., Ltd.	PRC January 20, 2016	RMB	10,000,000	100%	Investment

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

				Percentage of
	Registered Place			Equity
	and Date of	Registered		Attributable	Principal
Company Name	Incorporation	Capital		to the Group	Activities
Subsidiary companies:
Henan Xinyuan Quansheng Real Estate Co., Ltd.	PRC January 14, 2015	RMB	40,000,000	100%	Real estate development

Zhengzhou Shengdao Real Estate Co., Ltd.	PRC October 14, 2013	RMB	20,000,000	100%	Real estate development

Henan Xinyuan Shunsheng Real Estate Co., Ltd.	PRC January 13, 2016	RMB	30,000,000	100%	Real estate development

Hunan Erli Real Estate Co., Ltd.	PRC January 4, 2008	RMB	50,000,000	100%	Real estate development

XIN Queens Holding LLC	United States July 6, 2016	US$	1,000	100%	Investment holding company

Queens Theatre Holdco LLC	United States July 6, 2016	US$	1,000	100%	Investment holding company

Queens Theatre Owner LLC	United States July 6, 2016	US$	1,000	100%	Real estate development

Zhengzhou Xinnan Real Estate Co., Ltd.	PRC January 21, 2016	RMB	50,000,000	100%	Real estate development

Xinyan Investment Management Co., Limited.	PRC April 8, 2016	RMB	100,000,000	90%	Investment

Hunan Xintian Real Estate Co., Ltd.	PRC September 28, 2009	RMB	20,000,000	100%	Real estate development

Zhengzhou Hangmei Technology Development Co., Ltd.	PRC November 25, 2014	RMB	50,000,000	51%	Real estate development

Zhengzhou Hangmei Zhengxing Technology Co., Ltd. (1)	PRC March 28, 2016	RMB	50,000,000	30%	Real estate consulting services

Xi’an Dingrun Real Estate Co., Ltd.	PRC June 1, 2011	RMB	20,000,000	100%	Real estate development

Zhengzhou Kangshengboda Real Estate Co., Ltd.	PRC July 29, 2016	RMB	50,000,000	100%	Real estate development

Xinjiang Xinyuan Renju Equity Investment., Ltd.	PRC February 24, 2017	RMB	10,000,000	100%	Real estate consulting services

Zhuhai Prince Real Estate Co., Ltd.	PRC September 13, 1990	RMB	307,000,000	100%	Real estate development

Henan Renxin Real Estate Co., Ltd. (“Henan Renxin”)	PRC July 11, 2008	RMB	200,000,000	51%	Real estate development

Xinchuang Technology Co., Ltd. (“Xinchuang Technology”)	PRC May 2, 2017	RMB	100,000,000	100%	Management consulting services

Hangzhou Huiyuan Investment Management Partnership Enterprise. (Limited partnership)	PRC May 23, 2017	RMB	5,000,000	100%	Investment holding company

Guangdong Xinyuan Real Estate Co., Ltd.	PRC October 18, 2017	RMB	100,000,000	100%	Real estate development

Taicang Pengchi Real Estate Co., Limited. (“Taicang Pengchi”) (Note 18(a))	PRC June 16, 2017	RMB	200,000,000	17%	Real estate development

Khorgos XinYan Enterprise Management Consulting Co., Ltd.	PRC December 4, 2017	RMB	5,000,000	100%	Management consulting services

Jinan Xinyuan Quansheng Real Estate Co., Ltd.	PRC May 25, 2018	RMB	50,000,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

				Percentage of
	Registered Place			Equity
	and Date of	Registered		Attributable	Principal
Company Name	Incorporation	Capital		to the Group	Activities
Subsidiary companies:
Suzhou Yuxi Real Estate Co., Limited.	PRC March 5, 2018	RMB	100,000,000	20%	Real estate development

Xinchuang Sailing (Dalian) Healthy Technology Industrial Investment Co., Ltd.	PRC June 5, 2018	RMB	600,000,000	100%	Real estate development

Dalian Xinyi Renju Real Estate Co., Ltd.	PRC June 26, 2018	RMB	100,000,000	100%	Real estate development

Jiangxi Xinkai Renju Management Consulting Service., Ltd.	PRC August 28, 2018	RMB	10,000,000	100%	Real estate consulting services

Beijing Xinyuan Huicheng Technology Development Co., Ltd.	PRC January 26, 2018	RMB	100,000,000	100%	Technical services

Suzhou Yefang Real Estate Co., Limited. (“Suzhou Yefang”) (Note 18(b))	PRC April 14, 2017	RMB	100,000,000	20%	Real estate development

Chengdu Xinyuan Renju Enterprise Management Co., Ltd. (“Chengdu Renju”)	PRC October 26, 2017	RMB	50,000,000	100%	Real estate development

Chengdu Guohongteng Real Estate Co., Ltd.	PRC July 16, 2010	RMB	1,673,179,200	100%	Real estate development

Qingdao Keda Real Estate Co., Ltd. (“Qingdao Keda”)	PRC September 20, 2010	RMB	50,000,000	100%	Real estate development

Wuhan Yinghexin Real Estate Co., Ltd. (“Wuhan Yinghexin”)	PRC January 15, 2014	RMB	100,000,000	100%	Real estate development

Henan Xinyuan Property Management Co., Ltd.	PRC December 1, 2016	RMB	10,000,000	100%	Property management services

Subsidiary companies:

Wuhu Xinyansuifeng NO.1 Investment Center (Limited partnership)	PRC November 22, 2017	RMB	1,501,000,000	100%	Investment holding company

Zhuhai Xinyuan Real Estate Co., Ltd.	PRC December 31, 2018	RMB	100,000,000	100%	Real estate development

Jinan Renju Building Material Co., Ltd.	PRC January 2, 2019	RMB	50,000,000	100%	Sales of construction material

Dalian Xinyi Yaju Real Estate Co., Ltd.	PRC January 16, 2019	RMB	100,000,000	100%	Real estate development

Guangdong Xinchuang Kechuang Zhigu Development Co., Ltd.	PRC February 27,2019	RMB	100,000,000	100%	Real estate development

Jiangxi Xinyuan Heju Enterprise Management Consulting Service Co., Ltd.	PRC April 2,2019	RMB	10,000,000	100%	Management consulting services

Beijing I-Journey Science and Technology Development Co., Ltd.(“I-Journey”)	PRC October 20,2015	RMB	40,000,000	93%	Development and sales of robots

Beijing Ruizhuo Xichuang Technology Development Co., Ltd.(“Xichuang”)	PRC July 16,2015	RMB	30,000,000	93%	Real estate brokerage

Beijing Ruizhuo Xitou Development Co., Ltd. (“ Xitou”)	PRC July 16,2015	RMB	30,000,000	85%	Internet platform for real estate property financing

Beijing Future Xinzhihui Technology Development Center (Limited Partnership) (“ Xinzhihui”)	PRC December 16,2016	RMB	30,000,000	90.67%	Investment holding company

Beijing Future Xinhujin Technology Development Center (Limited Partnership) (“Xinhujin”)	PRC December 30,2016	RMB	20,000,000	89.5%	Investment holding company

Beijing Future Xinruifeng Technology Development Center (Limited Partnership) (“Xinruifeng”)	PRC February 23,2017	RMB	20,000,000	77.5%	Investment holding company

Beijing Ruihao Rongtong Real Estate Co., Ltd. (“Ruihao Rongtong”)	PRC June 15, 2006	RMB	250,000,000	100%	Real estate development

Henan Xintuo Real Estate Co. Ltd.	PRC December 8,2020	RMB	20,000,000	100%	Real estate development

Zhengzhou Xinhe Real Estate Co., Ltd	PRC January 8,2020	RMB	50,000,000	80%	Real estate development

Zhengzhou Xinying Real Estate Co., Ltd.	PRC May 19,2020	RMB	30,000,000	100%	Real estate development

Zhengzhou Xinyuan Xinsheng Business Management Co. Ltd.	PRC November 2,2020	RMB	1,000,000	100%	Real estate development

Dalian Xinsheng Industrial Co., Ltd.	PRC December 16,2020	RMB	20,000,000	100%	Leasing management services

Guoxin Chuangxiang (Tianjin) Enterprise Management Consulting Partnership (Limited Partnership)	PRC January 2,2020	RMB	15,000,000	95.22%	Management consulting service

Guoxin Chuangzhi (Tianjin) Enterprise Management Consulting Partnership (Limited Partnership)	PRC June 23,2020	RMB	135,000,000	94.41%	Management consulting service

Chongqing Heavy Duty Vehicle Group Hong Property LLC Wulong Branch	PRC September 26, 2021	RMB	—	100%	Property management services

Henan Rongyao Catering Service Co., Ltd.	PRC September 23, 2021	RMB	1,000,000	51%	Catering services

Henan Xinzhixiang Electronic Technology Co., Ltd.	PRC May 20, 2020	RMB	5,000,000	100%	Electronic commerce

Zhengzhou Branch of Xinyuan Technology Service Group Co., Ltd.	PRC March 4, 2016	RMB	—	—	Property management services

Henan Xinyuan Property Service Co., Ltd.. Xincai Branch	PRC November 19, 2021	RMB	—	—	Property management services

Zhengzhou Shengxin Landscape Engineering Co., Ltd.	PRC November 10, 2021	RMB	10,000,000	51%	Property management services

Henan Xinyuan Property Service Co., Ltd.. Runan Branch	PRC March 18, 2021	RMB	—	—	Property management services

Dalian Branch of Xinyuan Technology Service Group Co., Ltd.	PRC August 3, 2018	RMB	—	—	Property management services

Guangzhou Yuesheng Commercial Service Co., Ltd.. Zhengzhou Branch	PRC March 30, 2021	RMB	—	—	Management consulting services

Henan Kai Dao real Estate Brokerage Co., Ltd.	PRC September 30, 2021	RMB	10,000,000	100%	Property management services

Shanghai Xinqiao Trading Co., Ltd.	PRC March 17, 2021	RMB	30,000,000	100%	Property management services

Hainan Xinyuan Heju Enterprise Management Consulting Service Co., Ltd.	PRC September 27, 2020	RMB	10,000,000	100%	Management consulting services

Jinan Xinyuan Commercial Management Co., Ltd.	PRC December 4, 2015	RMB	3,000,000	100%	Retail store

Guangzhou Xinyuan Commercial Management Co., Ltd.	PRC March 30, 2021	RMB	1,000,000	100%	Retail store

Henan Xinyuan Hongsheng Commercial Management Co., Ltd.	PRC May 6, 2021	RMB	1,000,000	100%	Retail store

VIE:
Beijing Yuzhouyun Technology Development Center (Limited partnership)) and its subsidiary (“Yuzhouyun”) (Note 2(a))	PRC March 2, 2018	RMB	18,388,300	51%	Technical services

Beijing Ruizhuo Xihui Technology Development Centre Co., Ltd (Note 2(a))	PRC January 22,2017	RMB	10,000,000	1%	Technical services
(1)	Controlled by Zhengzhou Hangmei Technology Development Co., Ltd. which is a 51% owned subsidiary of the Group.

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

Ruihao Rongtong

Ruihao Rongtong, with registered capital of US$37.6 million (RMB250.0 million), was invested in by the Company on May 6, 2015, for the purpose of undertaking a residential property development project in Beijing. On March 1, 2016, June 28, 2016 and September 18, 2016, an unrelated trustee company, Ping An trust Co., Ltd. (“Ping An trust”) purchased 20%, 5% and 10% of the Company’s equity interest in Ruihao Rongtong, respectively, and loaned US$124.3 million (RMB862.5 million) in aggregate to the Group. On February 28, 2017, the Company repurchased the 35% equity interest of Ruihao Rongtong from Ping An trust. On May 23, 2017, Ping An trust subsequently repurchased back 35% of the Company’s equity interest in Ruihao Rongtong, and loaned US$246.8 million (RMB1.61 billion) in aggregate to the Group. As of December 31, 2018, Ruihao Rongtong had one project under construction. Pursuant to the share purchase agreement, the 35% of non-controlling equity interest of Ruihao Rongtong was to be repurchased by the Company in cash at the earlier of the second anniversary date, or the date the Company elected to repurchase the 35% equity interest of Ruihao Rongtong. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480, Distinguishing Liabilities from Equity (“ASC 480”). On June 21, 2019, the Company repurchased the 35% equity interest of Ruihao Rongtao from Ping An trust and Ruihao Rongtong ceased to be variable interest entity(“VIE”).

In accordance with ASC 810, Consolidation (“ASC 810”), Before June 21 2019, Ruihao Rongtong was a variable interest entity as it was not established with sufficient equity at risk to finance its activities without additional subordinated financial support. The Company is considered as the primary beneficiary of Ruihao Rongtong, as it has the power to direct the activities of Ruihao Rongtong that most significantly impact their economic performance and has the obligation to absorb the losses and the right to receive benefits from Ruihao Rongtong through its voting interest underlying its 65% equity interest in accordance with PRC Law and the articles of association of Ruihao Rongtong. Based on the above, Ruihao Rongtong was consolidated by the Company.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Yuzhouyun

On March 2, 2018, the Group signed a partnership agreement with certain senior management members to form Yuzhouyun. According to the partnership agreement, the design and purpose of Yuzhouyun’s activities are to provide technical services to the Group. The Group acts as a limited partner and the senior management members are general partners. Substantially all significant activities require the approval from the senior management members. The Group and senior management members agreed to share profits at the proportion of 51% and 49%, respectively. The Group, as the limited partner, is the only party with the equity at risk to absorb losses of Yuzhouyun. Yuzhouyun’s principal activities are also to provide technical service to the Group, which indicates that Yuzhouyun’s activities are conducted on behalf of the Group. Therefore, under ASC 810, Yuzhouyun is a variable interest entity. In addition, as the senior management members are the Group’s employees, which represent a principal-agency relationship, therefore, the Group is concluded to be “most closely associated” with Yuzhouyun. Based on the above, the Group is the primary beneficiary because it has the power to direct the activities of Yuzhouyun that most significantly impact their economic performance and has the obligation to absorb the losses and the right to receive benefits from Yuzhouyun.

The carrying amounts and classifications of the assets and liabilities of Yuzhouyun are as follows:

	December 31,	December 31,
	2020	2021
	US$	US$
Current assets	768,166	346,637
Non-current assets	2,771,533	3,177,609
Total assets	3,539,699	3,524,246

Current liabilities	4,801,975	14,499,043
Non-current liabilities	14,099,833	13,645,560

Total liabilities	18,901,808	28,144,603

The financial performance and cash flows of Yuzhouyun are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2020	2021
	US$	US$
Revenue	3,525,255	1,703,972
Cost of revenue	(2,529,935)	(3,755,276)
Net loss	(6,935,441)	(8,794,606)
Net cash used in operating activities	(12,982,505)	(13,884,957)
Net cash used in investing activities	(13,837)	(14,799)
Net cash provided by financing activities	12,256,166	13,108,128

As of December 31, 2020 and December 31, 2021, the current liabilities of Yuzhouyun included amounts due to subsidiaries of the Group amounting to US$1,928,834 and US$10,473,436, which were eliminated upon consolidation by the Company.

During the year ended December 31, 2020 and December 31, 2021, the revenue of Yuzhouyun included amounts that come from the Group amounting to US$3,287,093 and US$779,795, which were eliminated upon consolidation by the Company.

Yuzhouyun contributed US$238,162 and US$924,177 of the Company’s consolidated revenues for the year ended December 31, 2020 and December 31, 2021, respectively.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Ruizhuo Xihui

In 2020, Ruizhuo Xichuang, a subsidiary of the Group, together with Ruizhuo Xihui and its registered shareholders, entered a new set of Contractual Arrangements, including the powers of attorney, the exclusive business cooperation agreement, the exclusive share purchase agreement, the equity pledge agreement, the confirmations from such Registered Shareholders and the spouse undertakings (collectively known as the “Ruizhuo Xihui VIE Agreements”). The terms of the Ruizhuo Xihui VIE Agreements indicate that the Group is the only party at risk to absorb losses of Ruizhuo Xihui. Ruizhuo Xihui’s principal activities are also to provide technical service to the Group, which indicates that Ruizhuo Xihui’s activities are conducted on behalf of the Group. In accordance with ASC 810, Ruizhuo Xihui is a variable interest entity. Based on the above, the Group is the primary beneficiary because it has the power to direct the activities of Ruizhuo Xihui that most significantly impact its economic performance and has the obligation to absorb the losses and the right to receive benefits from Ruizhuo Xihui.

The carrying amounts and classifications of the assets and liabilities of Ruizhuo Xihui are as follows:

	December 31,	December 31,
	2020	2021
	US$	US$
Current assets	3,167,587	2,748,904
Non-current assets	—	—
Total assets	3,167,587	2,748,904
	—	—
Current liabilities	3,572,451	2,791,771
Non-current liabilities	—	—

Total liabilities	3,572,451	2,791,771

The financial performance and cash flows of Ruizhuo Xihui are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2020	2021
	US$	US$
Revenue	81,984	451,176
Cost of revenue	—	(26,605)
Net (loss)/income	(382,874)	367,929
Net cash provided by operating activities	36,807	39,366
Net cash used in investing activities	—	—
Net cash used in financing activities	—	—

As of December 31, 2020 and December 31, 2021, the current liabilities of Ruizhuo Xihui included amounts due to subsidiaries of the Group amounting to US$1,928,834 and US$nil, respectively, the current assets of Ruizhuo Xihui included amounts due from subsidiaries of the Group of US$3,039,549 and US$2,692,162  which were eliminated upon consolidation by the Company.

Ruizhuo Xihui contributed US$81,984 and US$451,176 of the Company’s consolidated revenues for the year ended December 31, 2020 and December 31, 2021, respectively.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(b)          Going concern

As of December 31, 2021, the Group’s short-term bank loans and other debt, and current portion of long-term bank loans and other debt amounted to US$1,566.3 million while its cash and cash equivalents amounted to US$426 million. As stipulated in the announcement dated July 19, 2022, the Company has not made payments in full for its senior notes of RMB545.5 million (“defaulted senior notes”) issued on July 3 and August 6, 2020 with a maturity date on June 29, 2022. The Company has litigations in the PRC and the contingent compensation is subject to the court verdict with estimated amount of US$37.4 million. The Company anticipates that the market conditions in the real estate sector remain under pressure in 2022, and therefore, in the absence of a sharp recovery in the market and the availability of various financing options, the Company remains cautious about its liquidity in the near term. The above events or conditions indicate the existence of a material uncertainty which cast substantial doubt on the Group’s ability to continue as a going concern.

In view of such circumstances, the Directors consider that the Group has taken various measures and will have adequate funds available to enable it to operate as a going concern, taking into account the past operating performance of the Group and the following:

(a)

The Group has been in negotiation with the sole noteholder of the defaulted senior notes, who is a third party, to waive the default and extend the repayment for at least one year. The directors are of a view that the negotiation with the noteholder will be settled in the short term.

(b)

The Group continues to implement measures to accelerate the pre-sales and sales of its properties under development and completed properties, and to speed up the collection of outstanding sales proceeds.

(c)

Up to the date of approval of the consolidated financial statements, the Group successfully consummated an exchange offer and consent solicitation with respect to senior notes in the aggregate principal amount of US$207.7 million, which has effectively extended the maturity date to no earlier than July 2023 and waived any potential defaults, improving the liquidity of the Group.

(d)

Up to the date of approval of the consolidated financial statements, the Group successfully extended the maturity date of long-term loans of the aggregate principal amount of US$68.5 million to no earlier than July 2023, alleviating the pressure on liquidity within a reasonable timeframe.

(e)

The Group is actively negotiating with several existing financial institutions on the renewal of certain borrowings. Subsequent to December 31, 2021, the Group has also been negotiating with various banks and financial institutions to secure new sources of financing and renew of certain borrowings which amounted to US$179.9 million.

(f)

The Group is actively negotiating with several banks and financial institutions on the extension for repayments of certain borrowings. The Group may be able to extend the payment schedule for certain bank loans and other debts. Nevertheless, the confirmation of such extension is subject to the final approval from the banks and financial institutions.

(g)	The Group continues to monitor capital expenditure to balance and relieve cash resource to support operations.
(h)	The Group continues to take action to tighten cost controls over various operating expenses.

The directors of the Company also note the following considerations, relevant to the Group’s ability to continue as a going concern:

-	At December 31, 2021, total cash and cash equivalents of approximately US$426 million were held by the Group.
-

At December 31, 2021, the Group had available undrawn debt facilities of approximately US$6,003.0 million relating to remaining bank and other borrowings. The maturities of these facilities range from January 2022 to July 2025.

In the event forecast cash flow is not achieved or the renewal of borrowings and public senior notes do not undergo as planned, the directors of the Company have also evaluated other plans that could be undertaken to improve their liquidity position as follow:

1)

The Group could adjust their original sale plan for some residential properties and commercial buildings to an earlier stage (i.e. second half year of 2022) in order to generate additional funds not less than approximately RMB3,600 million;

2)	The Group could consider selling partial equity interest of Group’s subsidiaries which have urban renewal development projects in the tier I and tier II cities after the second half of 2022.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Notwithstanding the above, uncertainty exists as to whether the renewal of borrowings and public senior notes can be renewed and as to all other alternative operating and financing plans as the Group is still negotiating with its external financiers on the financing to the Group and the sales of properties depend on market conditions. Should the Group be unable to operate as a going concern, adjustments would have to be made to reduce the carrying values of the Group’s assets to their recoverable amounts, to provide for financial liabilities which might arise, and to reclassify non-current assets and non-current liabilities as current assets and current liabilities respectively, if applicable. The effects of these adjustments have not been reflected in the consolidated financial statements.

(c)          Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment and finance lease, allowance for estimating the allowance for credit losses associated with accounts receivables, other receivables, contract assets, short-term investments and advances to suppliers, fair values of the purchase price allocation with respect to business combinations, progress towards the completion of the performance obligation, accounting for the share-based compensation, accounting for deferred income taxes, impairment of goodwill, impairment of real estate properties under development, real estate properties held for lease and long-term investments, provision necessary for contingent liabilities and estimating the incremental borrowing rate for operating lease liabilities. Management analyzed the forecasted cash flows for the twelve months from July 29, 2022, which indicates that the Group will have sufficient liquidity from cash flows generated by operations and existing credit facilities and therefore, there will be sufficient financial resources to settle borrowings and payables that will be due through end of July 29, 2023. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

(d)          Fair value of financial instruments

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

For long-term investments other than those accounted for under the equity method or those that result in consolidation of the investee, the Company measures equity investments at fair value and recognizes any changes in fair value in net income. However, for equity investments that do not have readily determinable fair values and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurement (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company chose to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. At each reporting date, the Company is required to make a qualitative assessment as to whether equity investments without a readily determinable fair value for which the measurement alternative is elected is impaired. In the event that a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than the carrying value, the carrying value is written down to its fair value. A variety of factors are considered when determining if a decline in fair value is below carrying value, including, among others, the financial condition and prospects of the investee.

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

In accordance with ASC 820, investment in marketable equity securities and investment in real estate investment trusts (“REITs”) are classified as Level 1 as the Company measures the fair value using quoted trading prices that are published on a regular basis, and investment in equity securities in unlisted companies is categorized as Level 3 measured at fair value using alternative method, less any impairment, plus or minus changes resulting from observable price in orderly transactions.

(e)          Foreign currency translation

The Group’s financial information is presented in U.S. dollars. The functional currency of the Company is U.S. dollars. The functional currency of the Company’s subsidiaries in PRC is Renminbi (“RMB”), the currency of PRC. The functional currency of the Company’s subsidiaries in Malaysia is Malaysian Ringgit (“MYR”), the currency of Malaysia. The functional currency of the Company’s subsidiaries other than those in PRC and Malaysia is U.S. dollars. Transactions by the Company’s subsidiaries in PRC which are denominated in currencies other than RMB are remeasured into RMB at the exchange rate quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than RMB are included in the consolidated statements of comprehensive income as exchange gains (losses). The consolidated financial statements of the Company’s subsidiaries have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters (“ASC 830”). PRC subsidiaries’ financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(f)          Cash and cash equivalents

The Group considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Group maintains bank accounts mainly in PRC, Hong Kong and United States. The vast majority of PRC bank balances are denominated in RMB. Hong Kong and United States bank balances are denominated in U.S. dollars.

Cash includes cash on hand and demand deposits in accounts maintained with various state-owned and private banks within PRC, Hong Kong and United States. Total cash in banks (excluding restricted cash) at December 31, 2021 amounted to US$426,399,881 (December 31, 2020 US$926,809,581), of which the vast majority of deposits are not covered by insurance.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(g)          Restricted cash

The Group is required to maintain certain deposits with banks that provide mortgage loans to the Group’s customers in order to purchase residential units from the Group. These balances are subject to withdrawal restrictions and totaled US$26,370,690 as of December 31, 2021 (December 31, 2020: US$19,892,994). As of December 31, 2021, the Group held US$220,596,486 (December 31, 2020: US$83,613,204) in its restricted cash accounts, representing funds received from sales proceeds that are subject to withdrawal restrictions. The Group is also required to maintain certain deposits with banks and financial institutions that provide loans to the Group. As of December 31, 2021, the Group also held US$4,626,943 in its restricted cash accounts (December 31, 2020: US$nil) as security for its short-term loans (Note 10).

As of December 31, 2021, the Group held US$41,877,755 (December 31, 2020: US$229,666,355) in its bank accounts with withdrawal restriction for its long-term loans (Note 11).

(h)         Real estate properties development completed and under development

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

For the year ended December 31, 2021, the Group recognized impairment loss of US$1,347,050 for real estate properties completed and under development (2019: Nil, 2020: US$9,641,537).

(i)          Revenue recognition

Revenue is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The Group also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of business tax and value added taxes (“VAT”).

Real estate sales

Revenues arising from real estate sales are recognized when or as the control of the asset is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of the asset may transfer over time or at a point in time.

For real estate sales contracts for which the Group has an enforceable right to payment for performance completed to date, revenue is recognized over time by measuring the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains the physical possession, the legal title, or the significant risks and rewards of ownership of the assets and the Group has a present right to a payment and the collection of the consideration is probable. The progress towards complete satisfaction of the performance obligation is measured based on the Group's efforts or inputs to the satisfaction of the performance obligation, by reference to the contract costs incurred up to the end of reporting period as a percentage of total estimated costs for each contract.

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

Real estate lease income

Real estate lease income is generally recognized on a straight-line basis over the terms of the tenancy agreements. For real estate leases, these contracts are treated as leases for accounting purposes, rather than contracts with customers subject to ASC 606, Revenue from Contracts with Customers.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Contract assets

The Group pays sales commission to its real estate sales agencies for each real estate sales contract. The Group has elected to apply the optional practical expedient for costs to obtain a contract which allows the Group to immediately expense sales commissions (included under selling and distribution expenses) when the amortization period of the asset that the Group otherwise would have used is one year or less. For incremental costs of obtaining real estate sales contracts that extend beyond a one-year period, these incremental costs of obtaining real estate sales contracts are recognized as assets if the real estate sales are collectible and amortized as the Group transfers the control of the assets to customers. The Group recognized US$8.0 million and US$46.5 million of such costs in selling and distribution expense during the year ended December 31, 2020 and December 31, 2021. As of December 31, 2020 and 2021, there was no impairment losses on contract assets.

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

The following table presents the Group’s contract balances as of December 31, 2020 and 2021:

	December 31,	December 31,
	2020	2021
Contract assets	28,708,229	35,104,329
Customer deposits (note 14)	952,939,384	1,162,430,468

The amount of revenue recognized during the year ended December 31, 2021 and included in the customer deposits as of December 31, 2020 is US$319,889,213.

(j)           Accounts receivable and allowance for credit losses

The Company adopted ASU No. 2016-13, Financial Instruments—Credit Losses (“ASU 2016-13”). Subsequently, the Financial Accounting Standards Board (“FASB”) issued ASU 2019-05, Financial Instruments- Credit Losses (Topic 326): Targeted Transition Relief and ASU 2019-11 Codification Improvements to Topic 326, Financial Instruments- Credit Losses (collectively, the “Credit Loss ASUs”) from January 1, 2020 using the modified retrospective approach and did not restate the comparable periods. The effect of adopting Credit Loss ASUs was as follows:

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the receivables. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. Accounts receivable are written off after all collection efforts have ceased. As of December 31, 2021, there was US$4,811,460 (December 31, 2020: US$4,099,011) allowance for credit loss.

(k)          Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which the Group has business relationships.

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the receivables. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. As of December 31, 2021, there was US$14,709,839 (December 31, 2020: US$12,609,405) allowance for credit loss.

(l)          Deposits for land use rights

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

(m)         Other deposits and prepayments

Other deposits and prepayments mainly consist of upfront cash payments made to third parties related to the direct negotiation model in acquiring land parcels and prepaid tax.

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of other deposits The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of other deposits and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. As of December 31, 2021, there was US$1,908,929 (December 31, 2020: US$1,908,929) allowance for credit loss.

(n)         Advances to suppliers

Advances to suppliers consist of balances paid to contractors and vendors for services and materials that have not been provided or received and generally relate to the development and construction of residential units in PRC. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if it is doubtful that the services and materials can be provided. As of December 31, 2020 and 2021, there was no allowance provided.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(o)          Customer deposits

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

(p)         Notes payable and other payables

Notes payable represents short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the notes. The Group has utilized notes payable to settle amounts owed to suppliers and contractors. The notes payable is non-interest bearing and is normally settled within six months. Notes payable was US$171,795,040 and US$132,450,166 as of December 31, 2020 and 2021, respectively.

Other payables consist of balances for non-construction costs with unrelated companies and individuals with which the Group has business relationships.

(q)         Real estate properties held for lease, net

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

In accordance with ASC 360, real estate properties held for lease is subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

For the periods presented, the Group did not recognize any impairment for real estate properties held for lease.

(r)         Property and equipment, net

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

(s)          Long-term Investments

The Group’s long-term investments consist of equity method investments and equity investments without readily determinable fair value.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Equity method Investments

Where the Group has significant influence over the investee, the Group applies the equity method of accounting in accordance with ASC 323, Investments-Equity Method and Joint Ventures (“ASC 323”). The reporting dates and accounting policies of the equity investee are the same as the Group. The investment in the equity investee is stated at cost, including the Group’s share of the equity investee’s net gain or loss, less any impairment in value. The Group recognizes in its consolidated statement of comprehensive income its share of the net income (loss) of the equity investees. The Company periodically evaluates whether declines in fair values of our investments indicate impairment and whether declines in fair value of our investments below their book value are other-than-temporary.

Nonmarketable equity securities

Nonmarketable equity securities are investments in privately held companies without readily determinable market values.

On January 1, 2018, the Group adopted ASU 2016-01, pursuant to which, for equity investments without readily determinable fair value, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. All gains and losses on nonmarketable equity securities, realized and unrealized, are recognized in earnings. The Group performs a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in net income equal to the difference between the carrying value and fair value.

(t)         Capitalized interest

The Group capitalizes interest as a component of building construction costs in accordance with ASC 835, Interest (“ASC 835”).

As a result of the total interest costs capitalized during the period, the interest expense for the years ended December 31, 2019, 2020 and 2021 was as follows:

	2019	2020	2021
	US$	US$	US$
Amortization of issuance cost related to long-term debt	8,132,103	116,249	349,045
Interest expense of finance leases	973,842	31,286,261	45,561,734
Interest on borrowings	308,747,957	312,779,581	272,562,353
Total interest costs	317,853,902	344,182,091	318,473,132
Total interest costs capitalized	(204,078,542)	(214,694,686)	(135,074,360)
Interest expense, net	113,775,360	129,487,405	183,398,772

(u)         Retirement benefits

Regulations in PRC require the Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in PRC, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the years ended December 31, 2019, 2020 and 2021, the Group is obligated to contribute for each employee an amount equal to 40%, 40% and 39%, respectively, of last year’s average salary determined by the Social Welfare Bureau. For the year ended December 31, 2021, the Group recorded expense in the amount of US$20,710,982 (2019: US$20,420,474; 2020: US$11,781,673).

(v)         Distribution of earnings and reserve fund

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from its subsidiaries. The earnings reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

the statutory financial statements of the Company’s subsidiaries. In accordance with PRC Company Law, PRC subsidiaries are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory surplus reserve (the “SSR”) until such reserve reaches 50% of the registered capital of the subsidiaries. Subject to certain restrictions set out in PRC Company Law, the SSR may be distributed to stockholders in the form of share bonus issued to increase share capital, provided that the remaining balance after the capitalization is not less than 25% of the registered capital before capital increase.

(w)         Income taxes

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

Late payment interests and penalties arising from underpayment of income taxes are recognized according to the relevant tax law. The amount of interest expense to be recognized is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with ASC 740, Income Tax (“ASC 740”) is classified in the consolidated financial statements as interest expense, while penalties recognized in accordance with this interpretation are classified in the consolidated financial statements as other expenses.

In accordance with the provisions of ASC 740, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return’s position or future tax position is “more likely than not” to prevail (defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position). Tax positions that meet the “more likely than not” threshold are measured (using a probability weighted approach) at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, certain changes and/or developments with respect to audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are appropriately recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regards to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

(x)         Land Appreciation Tax (“LAT”)

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

(y)         Comprehensive income

Comprehensive income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income (“ASC 220”), requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income includes net income/(loss) and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(z)          Advertising and promotion expenses

Advertising and promotion costs are expensed as incurred, or the first time the activity takes place, in accordance with ASC 720-35, Advertising Costs. For the year ended December 31, 2021, the Group recorded advertising and promotion expenses of US$40,262,333 (2019: US$62,341,805; 2020: US$41,972,661).

(aa)          Leases

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

Upon adoption, the Company recognized ROU assets of US$15.0 million and total lease liability (including current and non-current) of US$14.4 million for operating leases as of January 1, 2019. The impact of adopting ASU 2016-02 on the Company’s opening retained earnings and net income of 2019 was insignificant. As of December 31, 2021, the Company recognized operating lease ROU assets of US$3.15 million (2020: US$8.52 million) and total lease liability US$8.91 million (2020: US$10.14 million), including current portion of US$2.06 million (2020: US$5.30 million) for operating lease and US$5.56 million (2020: US$1.69 million) for finance lease.

Lessor

As a lessor, the Company’s leases are classified as operating leases under ASC 842, Leases, and thus the pattern of recognition of real estate lease income remains unchanged from previous lease accounting guidance. The lease components and non-lease components are accounted for separately.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(ab)         Property warranty

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

(ac)        Earnings per share

Earnings per share are calculated in accordance with ASC 260, Earnings per Share (“ASC 260”). Basic earnings per share is computed by dividing net income attributable to holders of common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common share equivalents consist of common shares issuable upon the exercise of the share options and vesting of restricted shares units using treasury stock method. Common equivalent shares are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. The non-vested options granted with performance conditions are excluded in the computation of diluted EPS unless the options are dilutive and unless their conditions (a) have been satisfied at the reporting date or (b) would have been satisfied if the reporting date was the end of the contingency period.

(ad)        Treasury Shares

The Company accounted for shares repurchased as treasury shares at cost in accordance to ASC Subtopic 505-30, Treasury Shares. When the Company decides to retire the treasury shares, the difference between the original issuance price and the repurchase price may be allocated between additional paid-in capital and retained earnings.

On July 12, 2013, the Board of Directors unanimously authorized management to repurchase up to US$60 million of the Company’s shares from the approval date to July 5, 2015. On December 28, 2015, the Board of Directors unanimously authorized management to repurchase up to US$40 million of the Company’s shares from the approval date to the end of 2017. The Board of Directors reviews the Company’s share repurchase program periodically and to adjust the amount authorized for repurchase as necessary. On March 21, 2017, the Board of Directors unanimously authorized management to repurchase up to US$40 million of the Company’s shares from the approval date to the end of 2019. On August 14, 2018, the Board of Directors unanimously authorized management to repurchase up to US$50 million of the Company’s shares from the approval date to the end of 2019. On May 20, 2019, the Board of Directors unanimously authorized management to repurchase up to US$50 million of the Company’s shares from the approval date to the end of 2021. As of December 31, 2021, the Company had a balance of 54,977,586 (2020: 54,977,586) treasury shares amounting to US$116,061,577 (2020: US$116,061,577).

(ae)        Senior Secured Notes

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

On April 15, 2019 and April 26, 2019, the Company issued notes with an aggregate principal amount of US$200,000,000 and US$100,000,000 due on October 15, 2021 (the “October 2021 Senior Secured Notes”) at a coupon rate of 14.20% per annum payable semi-annually. Interest is payable on April 15 and October 15 of each year, commencing October 15, 2019. Given that the October 2021 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the October 2021 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the October 2021 Senior Secured Notes. The October 2021 Senior Secured Notes were issued at a premium. On October 15, 2021, eligible holders of the October 2021 Notes in the aggregate principal amount of US$207,680,000 exchanged their notes and the Company delivered new notes in the aggregate principal amount of US$205,401,000 due on October 15, 2023 (the “October 2023 Senior Secured Note”) and US$19,101,080 in cash consideration in full satisfaction of the exchange consideration to those eligible holders. The October 2023 Senior Secured Note bears interest at 14.2% per annum payable semi-annually. Interest is payable on April 15 and October 15 of each year, commencing April 15, 2022. Given that the October 2023 Senior Secured Note is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the October 2023 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the October 2023 Senior Secured Notes. The October 2023 Senior Secured Notes were issued at par.

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

On September 17, 2020, the Company issued notes with an aggregate principal amount of US$300,000,000 due on September 17, 2023 (the “September 2023 Senior Secured Notes”) at a coupon rate of 14.50% per annum payable semi-annually. Interest is payable

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

on March 17 and September 17 of each year, commencing March 17, 2021. Given that the September 2023 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the September 2023 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the September 2023 Senior Secured Notes. The September 2023 Senior Secured Notes were issued at par.

On January 25, 2021 the Company issued a collective aggregate principal amount of US$270 million due on January 15, 2024 (the “January 2024 Senior Secured Notes”) at a coupon rate of 14.0% per annum payable semi-annually. Interest will be payable on July 25 and January 25 of each year, commencing July 25, 2021. Given that the January 2024 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the January 2024 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the January 2024 Senior Secured Notes. The January 2024 Senior Secured Notes were issued at par.

(af)        Onshore corporate bonds

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

(ag)         Short-term investments

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

(ah)         Assets acquisition and business combinations

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

The excess of the fair value of purchase consideration over the fair values of identifiable assets acquired and liabilities assumed is recorded as goodwill. The Group reviews goodwill for impairment at least annually or more frequently if events or changes in circumstances would more likely than not reduce the fair value of our single reporting unit below its carrying value. Impairment losses on goodwill of US$4,355,469 (2020: US$6,400,262) and impairment loss on intangible assets of US$14,295,790 (2020: US$nil) were recognized for the year ended December 31, 2021. During the year ended December 31, 2021, real estate development projects (Zhengzhou International New City A04, Beijing Xindo Park,Chengdu Thriving Family, Chengdu Xinyuan City, Kunshan Xinyu Jiayuan), which recognized gross profit in 2020, had changes in their estimated gross profit margins. As these projects moved closer to completion during 2021, the Company adjusted its prior estimates related to selling prices and development costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share decreased by US$265.3 million (2019: decreased US$59.1 million, 2020: decreased by US$94.5 million), US$199.0 million (2019: decreased US$44.3 million, 2020: decreased US$70.9 million), US$1.85 per share (2019: decreased US$0.39 per share, 2020: decreased by US$0.66 per share), and US$1.85 per share (2019: decreased US$0.39 per share, 2020: decreased by US$0.66 per share), respectively, for the year ended December 31, 2021.

(ai)         Share-based compensation

The Group has adopted ASC 718, Compensation-Stock Compensation (“ASC 718”), which requires that share-based payment transactions with employees, such as restricted shares or stock options, be measured based on the grant-date fair value of the equity instrument issued, and the Company has elected to recognize compensation expense using the straight-line method for all restricted shares and stock options granted with service conditions that have a graded vesting schedule. In addition, the Company recognizes share-based compensation expense net of an estimated forfeiture rate and therefore, only recognizes compensation cost for those shares expected to vest over the service period of the award. The estimation of the forfeiture rate is primarily based on historical experience of employee turnover. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the year of revision, as well as in the following years.

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

(aj)         Segment Reporting

In accordance with ASC 280, Segment Reporting (“ASC 280”), segment reporting is determined based on how the Group’s chief operating decision maker reviews operating results to make decisions about allocating resources and assessing performance for the Group. According to the management approach, the Group operates in geographical segments. Therefore, each of its individual property developments is a discrete operating segment. The Group has aggregated its segments on a geographical basis as property development projects undertaken within a region have similar expected economic characteristics, type of properties offering, customers and market and regulatory environment (Note 21).

(ak)         Comparative information

Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(al)         Recent Accounting Pronouncements

In December 2019, the FASB  issued ASU 2019-12 - Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU is intended to reduce complexity in the accounting for income taxes while maintaining or improving the usefulness of information provided to financial statement users. The guidance amends certain existing provisions under ASC 740 to address a number of distinct items. This standard is effective for public companies in fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Group adopted the relevant aspects of this guidance on a prospective basis. The adoption of this ASU did not have a significant impact on the Group’s financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity s Own Equity. ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective for public companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Group is currently evaluating the impact that the adoption of ASU 2020-06 will have on the Group’s financial statement.

3.         Short-term investments

The short-term investments represent investments in REITs, which are publicly traded on the Hong Kong Stock Exchange, marketable equity securities, and investment in private equity funds, which are expected to be realized in cash during the next 12 months.

The following summarizes the short-term investments measured at fair value at December 31, 2020 and 2021:

	December 31, 2020
	US$
	Fair		Unrealized
	value	Cost	gain/(loss) in profit and loss
Level 1
Equity securities with readily determinable fair value	6,108,322	2,049,344	4,058,978
Level 3
Equity securities without readily determinable fair value	2,807	29,884	(27,077)
Total	6,111,129	2,079,228	4,031,901

	December 31, 2021
	US$
	Fair		Unrealized
	value	Cost	loss in profit and loss
Level 1
Equity securities with readily determinable fair value	85,211,338	114,816,065	(29,604,727)
Total	85,211,338	114,816,065	(29,604,727)

During the year ended December 31, 2021, US$598,630 (2020: US$1,021,043 realized gain) net realized loss and US$29,604,727 (2020: $4,031,901 unrealized gain) unrealized loss are included in earnings.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

4.          Other receivables

As of December 31, 2020 and 2021, other receivables consisted of the followings:

	December 31,	December 31,
	2020	2021
	US$	US$
Henan Derun Real Estate Co. Ltd (“Henan Derun”)	139,364,804	154,038,237
Zhengzhou Jiahe Real Estate Co. Ltd (“Zhengzhou Jiahe”)	101,361,020	—
Zhengzhou Yongzhi Jianxin Meiyu Private Equity Fund (“Zhengzhou Yongzhi”)	24,521,449	25,095,284
Due from contractors	16,322,092	20,298,040
Due from Zijin Royal Palace	—	44,750,333
Others	54,271,287	54,008,203

Total	335,840,652	298,190,097

In December 2019, the Group agreed to provide Henan Derun financing using the prepayment and charge interest of 18% per annum commencing from the date of prepayment made to Henan Derun. In March 2020, the Group entered into an agreement with Henan Derun pursuant to which the above receivables shall be settled by Henan Derun’s transfer of certain parcels of land properties to a project company 80% owned by the Group and the Group will assume the bank loans of Henan Derun aggregating to US$77.1 million which were pledged by such land properties. The Group evaluated the potential impairment and concluded that no impairment allowance is required because the estimated future undiscounted cash flow of the relevant land properties attributed to the Group exceeded the total amount of the above receivables and bank loans assumed by the Group. As of December 31, 2021, the prepayment is recorded as other receivable aggregating to US$154.1 million (December 31, 2020: US$139.4 million).

Receivable from Zhengzhou Jiahe of US$67.4 million bears interest from 15% to 18% per annum with a due date of December 31, 2019. In May 2020, the Group entered into an agreement with Zhengzhou Jiahe pursuant to which the above receivables shall be settled by Zhengzhou Jiahe’s transfer of certain parcels of land properties to a project company 80% owned by the Group. The transfer was completed in July 2021.

In July 2020, the Company transferred Zhengzhou Modern City Shopping Mall originally held by the Company to a new subsidiary (“the project company”). The shopping mall was accounted for as property held for lease. In September 2020, the Company entered into a share purchase agreement with Zhengzhou Yongzhi to transfer its 98% equity interest in the project company for a consideration of US$122,607,243. As of December 31, 2021, Zhengzhou Yongzhi has paid US$98,085,794 to the Company and the change of business registration of the project company has been completed. According to the agreement, the remaining consideration of US$25,095,284 should be paid before September 27, 2021. The balance is now overdue. The directors of the Company are of the view that no credit loss is required for the balance because the underground property right has not been transferred to the new project company, and the fair value of the underground property as appraised by an external valuer exceeded the outstanding receivables.

5.         Real estate properties development completed and under development

The following summarizes the components of real estate properties development completed and under development at December 31, 2020 and 2021:

	December 31,	December 31,
	2020	2021
	US$	US$
Real estate properties development completed	439,204,753	500,875,235
Real estate properties under development	3,010,624,339	2,368,747,467
Total real estate properties development completed and under development	3,449,829,092	2,869,622,702

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

As of December 31, 2021, land use rights included in the real estate properties under development totaled US$1,544,418,492 (December 31, 2020: US$1,171,226,276).

As of December 31, 2021, land use rights with an aggregate net book value of US$333,926,609 (December 31, 2020: US$418,658,396) was pledged as collateral for certain bank loans and other debts.

6.         Real estate properties held for lease, net

The Group leases its owned buildings to various third parties including elementary schools, basement parking, kindergartens, parking facilities, clubhouses as well as a shopping mall. These leases are non-cancelable operating leases with remaining lease periods that vary from 25 days to 20 years. The leases may include minimum base rents with escalated contingent rent clauses.

	December 31,	December 31,
	2020	2021
	US$	US$
Elementary schools	3,268,838	3,345,332
Basement parking	9,081,394	9,122,951
Kindergartens	11,098,383	9,326,258
Parking facilities	99,897,514	95,414,729
Clubhouses	8,217,800	8,410,108
Shopping mall	277,532,448	282,353,261
Residential properties	121,855,248	88,786,540
Total costs	530,951,625	496,759,179
Accumulated depreciation	(47,843,418)	(56,458,807)
Real estate properties held for lease, net	483,108,207	440,300,371

The Group has shopping mall equipment with gross amounts of US$7,643,588 and US$7,822,133 acquired under finance lease as of December 31, 2020 and 2021, respectively.

Depreciation expense for real estate properties held for lease for the year ended December 31, 2021 amounted to US$8,237,055 (2020: US$8,625,765).

As of December 31, 2021, US$174,811,201 of real estate properties held for lease was pledged as collateral for certain bank loans and other debts (2020: US$180,481,463).

As of December 31, 2021, minimum future rental income on non-cancellable leases (none of which contains any contingent rental clauses), in the aggregate and for each of the five succeeding fiscal years and thereafter, is as follows:

Year	Amount
US$
2022	17,768,382
2023	17,954,627
2024	18,299,684
2025	18,623,886
2026 and thereafter	109,175,551
Total	181,822,130

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

7.         Property and equipment, net

Property and equipment consisted of the following:

	December 31,	December 31,
	2020	2021
	US$	US$
Finance lease right-of-use asset -Corporate aircraft	39,438,499	40,361,413
Vehicles	5,825,039	4,795,223
Furniture and fixtures	10,895,581	10,879,140
Office buildings	23,726,382	19,343,707
Total	79,885,501	75,379,483
Accumulated depreciation	(37,125,590)	(39,853,550)
Property and equipment, net	42,759,911	35,525,933

On October 23, 2012, the Group acquired a corporate aircraft owned by Minsheng Financial Leasing Co. Ltd. (“Minsheng”) under a finance lease. The lease has an eight-year term and expires on September 15, 2021 with 32 quarterly lease payments of US$1,426,000. A deposit in the amount of US$6.7 million may be used as full and final payment to Minsheng to purchase the corporate aircraft. On June 15, 2020, the Group terminated the previous agreement and signed a new finance lease agreement with Minsheng. The lease has a three-year term and expires on July 14, 2023 with 12 quarterly lease payment of US$1,105,274.

Depreciation expense for property and equipment for the year ended December 31, 2021 amounted to US$4,839,442 (2019: US$5,904,454, 2020: US$4,696,140) which includes amortization expense related to the corporate aircraft capital lease amounting to US$2,659,483 (2019: US$2,336,187; 2020: US$2,486,630).

Accumulated depreciation expense for property and equipment as of December 31, 2021 amounted to US$39,853,550 (2019: US$31,318,028; 2020: US$37,125,590) which includes accumulated amortization expense related to the corporate aircraft capital lease amounting to US$22,311,148 (2019: US$14,601,171; 2020: US$16,579,927).

8.         Long-term investments

As of December 31, 2020 and 2021, the long-term investments consisted of the following:

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

			December 31,
	Initial Cost	Ownership	2021
	US$		US$
Nonmarketable equity securities
Zhengzhou Lianhe Real Estate Co., Ltd.	241,648	1.85%	313,691
Zhengzhou Taike Real Estate Co., Ltd.	738,073	3.75%	784,228
Equity method investees
Qingdao Huiju Zhihui City Industrial Development Co., Ltd.	523,459,957	49%	539,866,587
Madison Developments Limited.	19,095,969	50%	—
Wuhu Penghong Investment Center (Limited Partnership)	61,998,960	n/a	46,617,348
Suzhou Rongjingchen Real Estate Co., Ltd	42,041,464	24%	16,646,705
Others	68,076,387	n/a	62,999,293
Total			667,227,852

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

As of the date of this annual report, the enforcement status of the above award/judgements is that, (i) the change of equity registration formalities to has been completed by Beijing Huiju within the prescribed period provided by the CIETAC; (ii) Qingdao Huiju has received the refund of US$98.7 million transferred by Beijing Huiju; and (3) Qingdao Huiju has collected the returned business license and official seals of Qingdao Huiju.

On September 4, 2017, the Company, with two non-affiliated companies, established a limited partnership, Wuhu Penghong Investment Center (Limited Partnership) (“Wuhu Penghong”), in which the Company and the other two partners each invested US$30.6 million, US$91.8 million and US$3.1 million in cash, respectively, to invest in a real estate project. The other two partners hold substantive participating rights whereas the Company only exercises significant influence, and therefore, accounted for its investment in Wuhu Penghong under the equity method. In 2021, the Company further invested US$31.4 million to Wuhu Penghong.

On March 21, 2018, the Company acquired a 50% equity interest in Madison Developments Limited (“MDL”), which is developing a real estate project in London, England from ED Jersey Limited, a non-affiliated company for a consideration of US$19.1 million. Based on the articles of association, the Company cannot exercise control of MDL, but has the ability to exercise significant influence over MDL’s operating and financial decisions and accounts for it as an equity method investment.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

In July 2019, the Company acquired a 24% equity interest in Suzhou Rongjingchen Real Estate Co., Ltd. (“Suzhou Rongjingchen”), which is developing a real estate project in Suzhou city from Suzhou Kaijingsheng Real Estate Co., Ltd., a non-affiliated company, for a consideration of US$42.0 million. Based on the articles of association, the Company cannot exercise control of Suzhou Rongjingchen, but has the ability to exercise significant influence over Suzhou Rongjingchen's operating and financial decisions and accounted for it as an equity method investment.

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

As of December 31, 2021, the Group’s investment in the investees in the aggregate exceeded its proportionate share of the net assets of the equity method investees by nil (December 31, 2020: nil). This difference, if any, represents equity method goodwill and therefore, is not amortized. For the year ended December 31, 2021, the Group recognized its share of loss from its equity method investments of US$23,345,765 (2019: loss of US$5,416,471; 2020: income of US$17,028,301). As of December 31, 2020 and 2021, there was no material impairment related to these investments.

Summarized combined financial information of the equity method investees is as follows:

December 31,
2021
US$
(in thousands)
Current assets	1,397,685
Non-current assets	273,409
Current liabilities	798,115
Non-current liabilities	520,324
Non-controlling interest	(3,962)
Gross revenue	218,446
Gross profit	52,767
Loss from continuing operations	(23,799)
Net loss	(42,547)
Net loss attributable to the Company	(23,346)

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

In November 2019, the Group acquired Beijing I-Journey Science and Technology Development Co,Ltd.(“I-Journey”), a related party, for a total consideration of US$21,062,847, which was satisfied by the extinguishment of a pre-existing receivable (Note 18). I-journey is primarily engaged in the sale of household robots and provision of community cloud services.

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

There were no significant acquisitions of subsidiaries for the year ended December 31, 2020 and 2021.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

10.         Short-term bank loans and other debt

Short-term bank loans and other debt represent amounts due to various banks and financial institutions that are due on the dates indicated below. Short-term bank loans and other debt at December 31, 2020 and 2021 consisted of the following:

	December 31,	December 31,
	2020	2021
	US$	US$
Loan from Hua Xia Bank Co., Ltd.
Due December 28, 2021, at 8.00% per annum	9,195,543	—
Due July 10, 2022 at 7.00% per annum	—	4,391,675
Due June 11, 2022 at 7.00% per annum	—	12,547,642
Due March 30, 2022 at 8.00% per annum	—	6,273,821

Loan from Tianjin financial exchange center Co., Ltd. at 8.00% per annum	2,896,595	—

Loan from Shenzhen Zhong’an Finance Leasing Co.,Ltd. at 5.89% per annum	1,532,592	1,568,455

Loan from Everbright Bank
Due October 19, 2022 at 8.00% per annum	—	4,705,366

Loan from Henan Zhongyuan Microfinance Co., Ltd
Due July 29, 2022, at 11.00% per annum	—	4,705,366

Loan from Beijing Zhongjin Chengkai Microfinance Co., Ltd
Due April 29, 2022, at 15.60% per annum	—	1,239,080

Loan from Huaxia Pawnshop Co., Ltd
Due June 9, 2022 at 30.00% per annum	—	326,239

Loan fromTianjin Guotou Rongshun Microfinance Co., Ltd
Due September 26, 2022 at 9.60% per annum	—	964,600

Loan from Beijing Dingcheng Pawnshop Co., Ltd
Due March 9, 2022 at 19.20% per annum	—	1,882,146

Loan from Bohai Bank Xi'an Branch
Due September 2, 2022 at 7.80% per annum	—	1,568,455

Loan from Luso International Banking Ltd
Due January 19, 2022, at 3.90% per annum	—	2,130,000
Due February 5, 2022, at 3.90% per annum	—	2,270,000

Loan from Bank of Zhengzhou
Due March 28, 2022, at 6.50% per annum	—	54,895,932

Total short-term bank loans and other debt	13,624,730	99,468,777

As of December 31, 2021, US$95,068,777 of the Group’s short-term bank loans and other debt was denominated in RMB and were mainly secured by the Group’s real estate properties development completed with net book value of US$87,535,195 (December 31, 2020: US$4,257,537), land use right of US$19,272,974 (December 31, 2020: nil), real estate properties held for lease with net book value of US$19,135,154, and property and equipment with net book value of US$9,408,203 (December 31, 2020: nil). As of December 31, 2021. US$4,400,000 of the Group’s short-term bank loans and other debt was denominated in U.S. dollar and secured by restricted cash of US$4,626,943 (December 31, 2020: US$nil).

The weighted average interest rate on short-term bank loans and other debt as of December 31, 2021 was 7.32% (December 31, 2020: 7.76%).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

11.         Long-term bank loans

Long-term bank loans as of December 31, 2020 and 2021 analyzed by final installment maturity dates consisted of the following:

	December 31,	December 31,
	2020	2021
	US$	US$
Loan from ICBC
Due December 26, 2021, at 6.175% per annum	25,539,089	—
Due December 22, 2021, at 6.175% per annum	12,772,610	—
Due December 30, 2021, at 6.60% per annum	11,748,839	—
Due December 22, 2021, at 9.80% per annum	12,772,610	—
Due July 23, 2022, at 4.75% per annum	5,823,844	260,364
Due April 13, 2022, at 9.80% per annum	—	13,068,369
Due April 13, 2022, at 9.80% per annum	—	6,507,393
Due April 13, 2022, at 9.80% per annum	—	6,535,753
	68,656,992	26,371,879

Loan from Bank of China
Due October 31, 2021 at 4.75% per annum	23,847,109	—
Due March 19, 2022 at 5.225% per annum	27,586,630	16,782,471
Due October 31, 2022 at 4.75% per annum	—	7,826,592
	51,433,739	24,609,063

Loan from The Bank of East Asia
Due June 4, 2021, at 1.10% plus 1 month LIBOR	22,500,000	—
Due June 6, 2021, at 1.10% plus 1 month LIBOR	30,000,000	—
Due August 20, 2021, at 1.10% plus 1 month LIBOR	19,170,000	—
Due September 27, 2021, at 1.10% plus 1 month LIBOR	9,100,000	—
Due October 20, 2021, at 1.10% plus 1 month LIBOR	2,100,000	—
Due October 27, 2021, at 1.10% plus 1 month LIBOR	17,570,000	—
Due January 14, 2022, at 1.10% plus 1 month LIBOR	3,000,000	—
Due January 5, 2022, at 1.10% plus 1 month LIBOR	16,340,000	—
Due January 5, 2022, at 1.10% plus 1 month LIBOR	3,240,000	—
Due September 30, 2022, at 1.10% plus 1 month LIBOR	5,500,000	—
	128,520,000	—

Loan from Ping An Bank Co., Ltd.
Due April 22, 2021, at 6.8875% per annum	53,487,410	—
Due May 27, 2021, at 7.3625% per annum	4,597,772	—
Due March 18, 2022, at 6.5075% per annum	33,716,992	20,766,347
	91,802,174	20,766,347

Loan from China Construction Bank
Due August 1, 2021, at 4.35% per annum	47,816,825	—
Due August 1, 2021, at 4.75% per annum	11,187,911	—
	59,004,736	—
Loan from Bank of Minsheng
Due May 30, 2031, at 8.5% per annum	60,384,067	57,954,421
Due March 16, 2023 at 7.6% per annum	208,125,795	204,165,817
Due January 14, 2024 at 6.65% per annum	—	59,601,299
	268,509,862	321,721,537

Loan from Bank of Hengfeng
Due August 23, 2023 at 8.25% per annum	—	93,009,396

Loan from Bank of Communications Co., Ltd
Due March 18, 2022, at 7.600% per annum	18,716,226	—

Loan from Bank of Zhengzhou Co., Ltd
Due September 26, 2021, at 7.000075% per annum	61,916,658	—
Due March 26, 2022, at 7.000075% per annum	—	56,307,543
Due August 11, 2023 at 6.5% per annum	—	117,634,142
Due August 30, 2023, at 6.50% per annum	114,944,290	—
	176,860,948	173,941,685
Loan from Bank of Huaxia Co., Ltd
Due May 28, 2023, at 5.08% per annum	18,391,086	—

Loan from Xiamen International Bank Co., Ltd
Due February 20, 2023, at 10.00% per annum	9,195,543	9,410,731
Due April 30, 2023, at 6.80% per annum	4,904,290	4,234,829
	14,099,833	13,645,560

Loan from Bank of Guangzhou Co., Ltd
Due September 3, 2024, at 7.30% per annum	98,577,756	106,759,164

Loan from Luso International Banking Ltd
Due January 13, 2022, at 2.82% per annum	2,567,812	—
Due January 19, 2022, at 2.82% per annum	16,808,448	—
Due February 26, 2022, at 2.82% per annum	19,320,740	—
Due January 1, 2022, at 2.90% per annum	1,350,000	—
Due November 10, 2022, at 2.90% per annum	36,500,000	—
Due March 12, 2023, at 3.50% per annum	—	19,236,000
Due March 29, 2023, at 3.50% per annum	—	1,859,480
Due April 12, 2023, at 3.50% per annum	—	17,376,520
	7,654,700	38,472,000

Total	1,071,120,352	819,296,631
Less: current portion of long-term bank loans	(482,102,433)	(325,219,756)
Total long-term bank loans	589,017,919	494,076,875

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

As of December 31, 2021, the contractual maturities of these loans are as follows:

Year	Amount
US$
2022	325,219,756
2023	369,102,362
2024	80,744,075
2025	5,411,171
2026 and thereafter	38,819,267
Less: current portion of long-term bank loans	(325,219,756)
Total: long-term bank loans	494,076,875

As of December 31, 2021, US$780,824,631 of the Group’s long term bank loans was denominated in RMB and were mainly secured by the Group’s real estate properties under development with net book value of US$283,626,547 (December 31, 2020: US$178,303,075), land use rights with net book value of US$270,020,262 (December 31, 2020: US$301,626,788), the Group’s real estate properties held for lease with net book value of US$135,459,260 (December 31, 2020: US$145,121,736), the real estate properties development completed with net book value of US$nil (December 31, 2020: US$392,880), and the property and equipment with net book value of US$9,993,667 (December 31, 2020: US$9,765,150). As of December 31, 2021, US$38,472,000 of the Group's long term bank loans was denominated in U.S. dollar and secured by restricted cash of US$41,877,755 (December 31, 2020: US$229,666,355).

The interest rates of these bank loans are adjustable based on the range of 100% to 211% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of December 31, 2021 was 7.24% (December 31, 2020: 6.19%).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

12.         Other long-term debt

As of December 31, 2020 and 2021, other long-term debt analyzed by final installment maturity dates consisted of the following:

	December 31,	December 31,
	2020	2021
	US$	US$
Senior notes
February 2021 Senior notes due on February 28, 2021 at 7.75%	224,952,688	—
October 2021 Senior Secured Notes due on October 16, 2021 at 14.20%	253,678,567	—
June 2022 Senior notes due on June 29, 2022 at 12.00%	71,101,480	78,997,031
September 2023 Senior notes due on September 17, 2023 at 14.50%	296,902,963	253,096,367
October 2023 notes due on October 15, 2023 at 14.20%	—	132,576,797
January 2024 notes due on January 25, 2024 at 14.00%	—	262,064,363

Corporate bonds
Due November 13, 2025 at 8.35%	40,142,724	27,747,400
Due Januray 4, 2026 at 8.35%	—	15,347,334

Loan from Ping An Trust Co., Ltd
Due May 31. 2022 at 12.80%	102,223,789	35,603,934

Loan from Wanxiang Trust Co., Ltd
Due April 30, 2021 at 12.00%	30,651,811	—

Loan from China Huarong Asset Management Co., Ltd
Due November 8, 2021 at 12.00%	24,671,642	—
Due April 20, 2022 at 12.00%	41,379,945	42,348,291
Due November 27, 2022 at 12.00%	—	20,857,318

Loan from Chang An International Trust Co., Ltd
Due December 10, 2023 at 9.00%	274,180,447	169,393,164

Loan from Henan Zhongyuan Microfinance Co., Ltd
Due July 23, 2021 at 11.60%	6,130,362	—

Loan from Min Sheng Finance Lease Co., Ltd
Due July 15, 2023 at 5.85%	10,213,324	6,452,550

Loan from Zhongrong International Trust Co. Ltd.
Due May 13, 2022 at 13.00%	229,888,577	—

Loan from Daye Trust Co., Ltd
Due August 31, 2022 at 11.50%	91,955,432	94,107,314
Due October 16, 2022 at 14.50%	—	34,506,015

Loan from Hubei Tian Qian Asset Management Co., Ltd
Due July 14, 2022 at 13.00%	50,575,488	35,989,774

Loan from China Minsheng Trust Co., Ltd
Due January 22, 2023 at 10.00%	—	15,684,552

Loan from Kent EB-5 LLC
Due January 23, 2022 at 5.95%	53,000,000	41,928,898

Loan from Bank of Ozark
Due March 24, 2021 at 4.50% plus 1 month LIBOR	92,851,951	—

Loan from 135-35 NORTHERN BLVD 1&2 LLC
Due May 1, 2021 at 8.5%	30,000,000	30,000,000

Loan from Ares Management
Due January 12, 2024 at 10.05%	—	120,000,000

Total principal of other long-term debt	1,924,501,190	1,416,701,102
Less: current portion of other long-term debt	(911,485,562)	(1,141,600,901)
Total other long-term debt	1,013,015,628	275,100,201

The June 2022, September 2023, October 2023 and January 2024 Senior Secured Notes are senior secured pari passu obligations of the Company.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

As of December 31, 2021, the contractual maturities of these debts are as follows:

Year	Amount
US$
2022	1,141,600,901
2023	112,005,467
2024	120,000,000
2025	27,747,400
2026 and thereafter	15,347,334
Less: current portion of other long term debt	(1,141,600,901)
Total: Other long-term debt	275,100,201

The Company did not made payments in full for June 2022 Senior Secured Notes of RMB545.5 million at maturity on June 29, 2022. The default in repayment triggered the default term of other senior notes. As a result, other long-term debt of US$394,641,160 was reclassified from non-current liability to current liability as of December 31, 2021.

As of December 31, 2021, US$498,037,647 of the Group’s other long-term debt was denominated in RMB and mainly secured by the Group’s real estate properties under development with net book value of US$129,857,246(December 31, 2020: US$23,841,896), land use rights with net book value of US$44,633,373(December 31, 2020: US$117,031,608), real estate properties held for lease with net book value of US$20,216,787 (December 31, 2020: US$35,359,727), real estate properties development completed with net book value of US$2,890,943 (December 31, 2020: US$44,949,795), and property and equipment with net book value of US$18,050,265 (December 31, 2020: US$20,266,967). As of December 31, 2021, US$918,663,456 of the Group's other long-term debt, mainly consisted of the Senior Secured Notes, was denominated in U.S. dollar.

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

At any time prior to February 28, 2021, the Company may redeem up to 35% of the aggregate principal amount of the February 2021 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 107.75% of the principal amount of the February 2021 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the February 2021 Senior Secured Notes issued on February 28, 2017 remains outstanding after each such redemption.

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

The February 2021 Indenture contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the February 2021 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the February 2021 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the February 2021 Indenture) of 2.0 to 1.0.

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

From January 1, 2020 to December 31, 2020, the Company redeemed the February 2021 Senior Secured Notes for a total principal amount of US$19 million. The Company recognized loss on extinguishment of debt amounting to US$588,507, consisting of the loss from the difference between repurchase price and principal amount of the debt amounting to US$348,581 and the loss from unamortized deferred debt issuance costs amounting to US$239,926.

On September 17,  2020, eligible holders of the February 2021 Senior Secured Notes in the aggregate principal amount of US$20.0 million exchanged their notes for the September 2023 Senior Secured Notes.

From January 1, 2021 to February 28, 2021, the Company redeemed the February 2021 Senior Secured Notes for a total principal amount of US$20.0 million.

On February 28, 2021, the Company paid in full the principal amount plus accrued and unpaid interest.

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

At any time prior to November 22, 2020, the Company may redeem up to 35% of the aggregate principal amount of the November 2020 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 108.875% of the principal amount of the November 2020 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the November 2020 Senior Secured Notes issued on November 22, 2017 remains outstanding after each such redemption.

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

From January 1, 2020 to November 22, 2020, the Company redeemed the November 2020 Senior Secured Notes for a total principal amount of US$45.8 million. The Company recognized loss on extinguishment of debt amounting to US$216,290, consisting of the loss from the difference between repurchase price and principal amount of the debt amounting to US$42,214 and the loss from unamortized deferred debt issuance costs amounting to US$174,076.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

On November 22, 2020, the Company paid in full the principal amount plus accrued and unpaid interest.

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

At any time prior to March 19, 2020, the Company may redeem up to 35% of the aggregate principal amount of the March 2020 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 109.875% of the principal amount of the March 2020 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the March 2020 Senior Secured Notes issued on March 19, 2018 remains outstanding after each such redemption.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

From January 1, 2019 to December 31, 2019, the Company redeemed the March 2020 Senior Secured Notes for a total principal amount of US$75.7 million. The Company recognized loss on extinguishment of debt amounting to US$563,941, consisting of the loss from unamortized deferred debt issuance costs amounting to US$563,941.

From January 1, 2020 to March 19, 2020, the Company redeemed the March 2020 Senior Secured Notes for a total principal amount of US$11.7 million.

On March 19, 2020, the Company paid in full the principal amount plus accrued and unpaid interest.

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

At any time prior to October 15, 2021, the Company may redeem up to 35% of the aggregate principal amount of the October 2021 Notes with the net cash proceeds of one or more sales of the Company’s common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 114.2% the principal amount of the October 2021 Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the October 2021 Notes issued on April 15, 2019 remains outstanding after each such redemption and any such redemption takes place within 60 days after the closing of the related equity offering.

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

From January 1, 2020 to December 31, 2020, the Company redeemed the October 2021 Senior Secured Notes for a total principal amount of US$5.5 million. The Company recognized loss on extinguishment of debt amounting to US$176,209, consisting of the loss from the difference between repurchase price and principal amount of the debt amounting to US$176,209.

On September 17,  2020, eligible holders of the October 2021 Senior Secured Notes in the aggregate principal amount of US$38.0 million exchanged their notes for the September 2023 Senior Secured Notes.

On January 25,  2021, eligible holders of the October 2021 Senior Secured Notes in the aggregate principal amount of US$25.0 million exchanged their notes for the January 2024 Senior Secured Notes.

On October 15, 2021, eligible holders of the October 2021 Notes in the aggregate principal amount of US$207,680,000 exchanged their notes and the Company delivered the October 2023 Senior Secured Notes in the aggregate principal amount of US$205,401,000 due on October 15, 2023 and US$19,101,080 in cash consideration in full satisfaction of the exchange consideration to those eligible holders. At the same time, all the remaining October 2021 Senior Secured Notes that have not been validly tendered and accepted for exchange were redeemed at maturity in full.

June 2022 Senior Secured Notes

On July 3, 2020 and August 6, 2020, the Company issued an aggregate principal amount of RMB514.5 million (US$75 million) of the June 2022 Senior Secured Notes. The June 2022 Senior Secured Notes bear interest at 12.00% per annum payable semi-annually. Interest will be payable on December 29 and June 29 of each year, commencing December 29, 2020. The June 2022 Senior Secured Notes have a two years term maturing on June 29, 2022.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

At any time prior to June 29, 2022, the Company may redeem up to 35% of the aggregate principal amount of the June 2022 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 112% of the principal amount of the June 2022 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the June 2022 Senior Secured Notes issued on June 29, 2020 remains outstanding after each such redemption.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

At any time prior to September 17, 2023, the Company may redeem up to 35% of the aggregate principal amount of the September 2023 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 114.5% of the principal amount of the September 2023 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the September 2023 Senior Secured Notes issued on September 17, 2020 remains outstanding after each such redemption.

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

From January 1, 2021 to December 31, 2021, the Company redeemed the September 2023 Senior Secured Notes for a total principal amount of US$41.2 million.

January 2024 Senior Secured Notes

On January 25, 2021 and February 9, 2021 the Company issued a collective aggregate principal amount of US$270 million of the January 2024 Senior Secured Notes. The January 2024 Senior Secured Notes bear interest at 14.0% per annum payable semi-annually. Interest will be payable on July 25 and January 25 of each year, commencing July 25, 2021. The January 2024 Senior Secured Notes have a three years term maturing on January 25, 2024.

The effective interest rate of January 2024 Senior Secured Notes is 14.49%.

The January 2024 Senior Secured Notes were issued pursuant to an indenture, dated January 25, 2021, between the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “January 2024 Indenture”). The Company's obligations under the January 2024 Indenture and the January 2024 Senior Secured Notes have been guaranteed by certain of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the January 2024 Indenture. The Company's obligations under the January 2024 Indenture and the January 2024 Senior Secured Notes are secured by a pledge of the capital stock of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

At any time prior to January 25, 2024, the Company may at its option redeem the January 2024 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the January 2024 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any January 2024 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such January 2024 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such January 2024 Senior Secured Note, plus all required remaining scheduled interest payments due on such January 2024 Senior Secured Note through the maturity date of the January 2024 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the January 2024 Indenture) plus 100 basis points, over (B) the principal amount of such January 2024 Senior Secured Note on such redemption date.

At any time prior to January 25, 2024, the Company may redeem up to 35% of the aggregate principal amount of the January 2024 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 114% of the principal amount of the January 2024 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the January 2024 Senior Secured Notes issued on January 25, 2021, remains outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the January 2024 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the January 2024 Senior Secured Notes.

The January 2024 Indenture, contains certain covenants that, among others, restrict the Company's ability and the ability of the Company's Restricted Subsidiaries (as defined in the January 2024 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the January 2024 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company's Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the January 2024 Indenture) of 2.0 to 1.0.

From January 1, 2021 to December 31, 2021, the Company redeemed the January 2024 Senior Secured Notes for a total principal amount of US$5.5 million.

October 2023 Senior Secured Notes

On October 15, 2021, eligible holders of the October 2021 Notes in the aggregate principal amount of US$207,680,000 exchanged their notes and the Company delivered the October 2023 Senior Secured Notes in the aggregate principal amount of US$205,401,000 due on October 15, 2023 and US$19,101,080 in cash consideration in full satisfaction of the exchange consideration to those eligible holders. The October 2023 Senior Secured Notes bear interest at 14.2% per annum payable semi-annually. Interest will be payable on April 15 and October 15 of each year, commencing April 15, 2022. The October 2023 Senior Secured Notes have a two years term maturing on October 15, 2023.

The effective interest rate of October 2023 Senior Secured Notes is 16.65%.

The October 2023 Senior Secured Notes were issued pursuant to an indenture, dated October 15, 2021, between the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “October 2023 Indenture”). The Company’s obligations under the October 2023 Indenture and the October 2023 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the October 2023 Indenture. The Company's obligations under the October 2023 Indenture and the October 2023 Senior Secured Notes are secured by a pledge of the capital stock of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

At any time prior to October 15, 2023, the Company may at its option redeem the October 2023 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the October 2023 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any October 2023 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such October 2023 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such October 2023 Senior Secured Note, plus all required remaining scheduled interest payments due on such October 2023 Senior Secured Note through the maturity date of the October 2023 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the October 2023 Indenture) plus 100 basis points, over (B) the principal amount of such October 2023 Senior Secured Note on such redemption date.

At any time prior to October 15, 2023, the Company may redeem up to 35% of the aggregate principal amount of the October 2023 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 114.5% of the principal amount of the October 2023 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the October 2023 Senior Secured Notes issued on October 15, 2021, remains outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the October 2023 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the October 2023 Senior Secured Notes.

The October 2023 Indenture, contains certain covenants that, among others, restrict the Company's ability and the ability of the Company's Restricted Subsidiaries (as defined in the October 2023 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the October 2023 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company's Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the October 2023 Indenture) of 2.0 to 1.0.

From January 1, 2021 to December 31, 2021, the Company redeemed the October 2023 Senior Secured Notes for a total principal amount of US$66.1million.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

From December 14, 2018 to December 21, 2018, the Company redeemed the Second Tranche Bonds for a total principal amount of RMB0.4 billion (US$58 million). The Company recognized loss on extinguishment of debt amounting to US$4,775,500, consisting of both the debt redemption price amounting to US$4,773,284 and unamortized deferred debt issuance costs amounting to US$2,216.

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

On November 30,2020, the Company redeemed the 2020 Tranche for a total principal amount of RMB646 million (US$94 million). The Company recognized loss on extinguishment of debt amounting to US$261,320, consisting of both the debt redemption price amounting to US$492 and unamortized deferred debt issuance costs amounting to US$260,828.

From January 1, 2021 to December 31, 2021, the Company redeemed the 2020 Tranche for a total principal amount of RMB77.1 million (US$12 million).

On January 7, 2021 Xinyuan (China) Real Estate, Ltd. issued a new tranche of the onshore corporate bonds with an aggregate principal amount of RMB500 million (US$78 million) due on January 7, 2026 (the “2021 Tranche”) at a coupon rate of 8.35% per annum payable annually. Interest is payable on January 7 of each year, commencing January 7, 2021.

From January 1, 2021 to December 31, 2021, the Company redeemed the 2021 Tranche for a total principal amount of RMB402.2 million (US$62 million).

13.         Leases

Lessee

The Group has operating and finance leases, which primarily consist of corporate aircraft, office space and equipment. The Group’s leases include options to extend the lease term. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Group has operating leases for office and dormitories in the United States and China. The leases have remaining lease terms of up to 2 years.

Leases recorded on the consolidated balance sheets are summarized as follows:

	December 31,	December 31,
	2020	2021
	US$	US$
Lease Assets
Finance lease assets
Property and equipment, net	20,266,967	18,050,265
Real estate properties held for lease, net	7,370,716	7,542,875
Total	27,637,683	25,593,140
Operating lease ROU assets	8,516,756	3,147,381

Lease Liabilities
Current
Current portion of finance lease	1,685,850	5,557,782
Current portion of operating lease	5,298,153	2,061,541
Total	6,984,003	7,619,323
Non-current
Finance lease, net of current portion	—	—
Operating lease, net of current portion	3,159,780	1,286,250
Total	3,159,780	1,286,250

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

The components of lease expenses recognized are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2020	2021
	US$	US$
Operating lease cost:
Operating lease cost	6,487,116	5,384,851
Short-term lease cost	1,384,416	2,612,901
Finance lease cost:
Amortization of finance lease assets	3,494,618	2,690,976
Interest on the lease liabilities	489,581	501,037

Total lease cost	11,855,731	11,189,765

Supplemental cash flow information related to leases was as follows:

	Year ended	Year ended
	December 31,	December 31,
	2020	2021
	US$	US$
Operating cash flows for operating leases	6,354,922	4,485,361
Operating cash flows for finance leases	155,188	16,222
Financing cash flows for finance leases	8,476,338	1,369,861

Maturities of lease liabilities are as follows:

	December 31,
	2021
	Finance Leases	Operating Leases
	US$	US$
Year ending December 31, 2022	5,761,266	2,311,216
Year ending December 31, 2023	—	1,285,644
Year ending December 31, 2024	—	—
Year ending December 31, 2025	—	—
Total lease payments	5,761,266	3,596,860
Less: imputed interest	(203,484)	(249,069)
Present value of lease liabilities	5,557,782	3,347,791

Other supplemental information related to lease terms and discount rates are summarized below:

	December 31,	December 31,
	2020	2021
Weighted-average remaining lease term (years)
Operating leases	1.99	1.69
Finance leases	0.91	0.72
Weighted-average discount rate
Operating leases	6.91%	1.53%
Finance leases	6.95%	6.95%

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

	December 31,	December 31,
	2020	2021
	US$	US$
Advances for real estate properties	2,332,850,810	2,372,468,138
Add: increase in revenue recognized in excess of amounts received from customers	59,622,703	26,302,454
Less: recognized as progress billings	(1,439,534,129)	(1,236,340,124)
Customer deposits (Note 2(h))	952,939,384	1,162,430,468

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

The Company’s US subsidiaries are subject to income tax at the statutory rate of 21% in accordance with US corporate income tax laws and regulations. Dividends and interests paid by US enterprises to non-US tax resident enterprises are subject to US withholding tax of 30%.

Income before income tax expense consist of:

	Year ended December 31,
	2019	2020	2021
	US$	US$	US$
PRC	355,606,696	162,967,377	(274,761,993)
Non PRC	(122,099,522)	(95,392,067)	(145,780,649)
Total	233,507,174	67,575,310	(420,542,642)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Income tax expense for the years ended December 31, 2019, 2020 and 2021 is summarized as follows:

	Year ended December 31,
	2019	2020	2021
	US$	US$	US$
Current:
CIT tax expense/(benefit)	133,862,272	(21,471,662)	15,227,110
Land Appreciation Tax (“LAT”) expense	68,631,338	90,907,634	39,101,310
Deferred tax (benefit)/expense	(52,015,238)	65,623,218	(61,608,948)
Income tax expense	150,478,372	135,059,190	(7,280,528)

The Group’s income tax expense differs from the tax expense computed by applying PRC statutory CIT rate of 25% for the years ended December 31, 2019, 2020 and 2021 as follows:

	Year ended December 31,
	2019	2020	2021
	US$	US$	US$
CIT at rate of 25%	58,376,794	16,893,828	(105,135,661)
Tax effect of non-deductible expenses	8,867,037	18,115,751	52,251,997
LAT expense	68,631,338	90,907,634	39,101,310
CIT benefit of LAT	(17,157,834)	(22,726,908)	(9,775,327)
Changes in valuation allowance	23,073,210	5,463,801	13,925,825
International rate differences	17,351,758	15,736,526	14,983,887
Dividend and interest withholding taxes	(3,816,800)	13,132,901	(17,148,376)
Adjustment of estimated income tax accruals	(4,285,329)	(2,850,373)	3,085,497
Others	(561,802)	386,030	1,430,320
Income tax expense	150,478,372	135,059,190	(7,280,528)

(b)         Unrecognized tax benefit

The following table summarizes the activities related to the Group’s unrecognized tax benefits:

	2019	2020	2021
	US$	US$	US$
Balance at January 1	45,939,234	73,605,084	101,198,970
Additions for tax positions of current year	14,547,590	26,350,344	29,025,853
Reclassification from prior year tax payable	13,118,260	14,361,802	—
Reductions for tax positions of prior years	—	(13,118,260)	—
Movement in current year due to foreign exchange rate fluctuation	—	—	336,085
Balance at December 31	73,605,084	101,198,970	130,560,908

The movement in the liability for unrecognized tax benefits in 2019 included an amount of US$12,713,235 and related late payment interest of US$1,834,355 which was due to deemed interest income from subsidiaries of the Company during the year. Reclassification from the prior year tax payable included an amount of US$12,793,498 and related late payment interests of US$324,762, which were due to an uncertain tax position in respect of an investment loss deduction claimed in the 2018 tax return filed in 2019.

The movement in the liability for unrecognized tax benefits in 2020 included an amount of US$23,871,685 and related late payment interest of US$2,478,659 which were due to deemed interest income from subsidiaries of the Company during the year. Reclassification from the prior year tax payable included an amount of US$13,678,371 and related late payment interests of US$683,431, which were due to an uncertain tax position in respect of an investment loss deduction claimed in the 2019 tax return filed in 2020.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

The movement in the liability for unrecognized tax benefits in 2021 included an amount of US$25,287,932 and related late payment interest of US$3,128,988 which were due to deemed interest income from subsidiaries of the Company during the year, related late payment interests of US$608,933, which were due to an uncertain tax position in respect of an investment loss deduction claimed in the 2018 tax return filed in 2019.

As of December 31, 2020 and 2021, unrecognized tax benefits of US$13,678,371 and US$13,678,371, respectively, if ultimately recognized, will impact the effective tax rate. The Group anticipates new unrecognized tax benefits, related to tax positions similar to those giving rise to its existing unrecognized tax benefits, to originate after December 31, 2021. It is possible that the amount of uncertain tax positions will change in the next twelve months, however, an estimate of the range of the possible outcomes cannot be made at this time.

The Group’s income tax returns for fiscal year 2009 through fiscal year 2021 remain open to potential examination. In addition, local tax authorities may exercise broad discretion in applying the tax law, thus potentially exposing the subsidiaries to audits of tax years outside the general statute of limitations.

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

(d)         Deferred tax

The tax effects of temporary differences that give rise to the Group’s deferred tax assets and liabilities as of December 31, 2020 and 2021 are as follows:

	December 31,	December 31,
	2020	2021
	US$	US$
Deferred tax assets:
Tax loss carried forward	66,153,464	84,046,761
Accruals and provisions	96,041,259	122,633,112
Capitalized expenses	67,506,415	77,494,494
Revenue recognition at a point in time less tax paid under deemed profit method	29,232,706	27,312,910
Revenue recognition of real estate lease income on a straight-line basis	12,394,780	7,144,670
Deemed interest expense	79,851,523	105,354,177
Valuation allowance	(25,978,488)	(24,633,671)
Operating lease liability	2,114,483	836,948
Total deferred tax assets	327,316,142	400,189,401
Deferred tax liabilities:
Revenue recognition over time	(140,019,916)	(192,007,773)
Real estate properties accelerated cost deduction	—	—
Taxable temporary differences arising from asset acquisitions	(240,306,881)	(202,527,316)
Dividend and interest withholding taxes	(62,292,677)	(45,159,004)
Operating lease right-of-use assets	(2,129,188)	(786,845)
Total deferred tax liabilities	(444,748,662)	(440,480,938)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Certain of the Company’s PRC subsidiaries have PRC tax net operating loss carry forwards of US$314.3 million (2020: US$244.5 million) which will expire in one to ten years, if unutilized. Losses incurred in the U.S. amounting to US$10.3 million (2020: US$10.3 million) can be carried forward for 20 years, and US$11.2 million (2020: US$4.8 million)  have an indefinite carryforward period.

During 2020 and 2021, the Company has considered its operational funding needs, future development initiatives and its dividend distribution plan and is permanently reinvesting all but US$623.1 million and US$451.6 million of its PRC subsidiaries earnings as at December 31, 2020 and 2021 respectively. Accordingly, the Company accrued deferred income tax liabilities of US$62.3 million and US$45.2 million for the withholding tax liability associated with the distribution of retained earnings that are not permanently reinvested as at December 31, 2020 and 2021, respectively. As of December 31, 2020 and 2021, the total amount of undistributed earnings from the Company’s PRC subsidiaries that are considered to be permanently reinvested were US$131.3 million and nil million, and the related unrecognized deferred tax liabilities were approximately US$13.1 million and nil million, respectively. The Company’s remaining subsidiaries do not have retained earnings for all the periods presented.

In assessing the ability to realize the deferred tax assets, the Group has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Accordingly, the Group recorded valuation allowances amounting US$25,978,488 and US$24,633,671 as of December 31, 2020 and 2021, respectively.

16.         Share-based compensation

As of December 31, 2021, the Company primarily has four share-based compensation plans under which awards may be granted to both employees and non-employees, namely, the 2007 Long Term Incentive Plan (the “2007 Plan”), 2015 Long Term Incentive Plan (the “2015 Plan”), 2014 Restricted Stock Unit Plan (the “2014 RSU Plan”) and 2020 Restricted Stock Unit Plan (the “2020 RSU Plan”). On January 31, 2019, Xinyuan Property Management Service (Cayman) Ltd., a subsidiary of the Company, approved a restricted share award scheme (the “Scheme”). On September 28, 2019, the Company approved the employee stock option plan of Xinchuang Technology Co. Ltd. (“Xinchuang Technology”). Compensation cost of US$3,413,610 (2019: US$5,621,588; 2020: $4,511,190) was recorded in general and administrative expenses with a corresponding credit to additional paid-in capital in the year ended December 31, 2021. The compensation cost is primarily regarded as a permanent difference for income tax purposes as relevant equity awards were mainly granted by the Company and a subsidiary, which are registered in the Cayman Islands, a tax-free jurisdiction. Hence, no tax benefit was recognized upon the recognition of compensation cost. The Company has a policy of using authorized shares in the existing pool to satisfy any future exercise of share options and shares repurchased held by a third party trustee to satisfy the RSUs granted under the 2014 RSU Plan and 2020 RSU plan.

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

No options were granted during the years ended December 31, 2020 and 2021, for 2007 Plan and 2015 Plan.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Share Option Activity

As of January 1, 2021, all options granted under 2007 plan were fully vested. The following table is a summary of the Company’s share option activity under the 2007 Plan (in US$, except options):

		Weighted	Weighted
		Average	Remaining
	Number of	Exercise	Contractual	Aggregate
Options Under the 2007 Plan	Options	Price	Life (Years)	Intrinsic Value

Outstanding, January 1, 2021
1.085 (exercise price)	60,000	1.085	0.50	900
1.64 (exercise price)	100,000	1.64	1.87	—
1.21 (exercise price)	39,400	1.21	3.50	—

Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	60,000	1.085	—	—
Outstanding and Exercisable, December 31, 2021
1.64 (exercise price)	100,000	1.64	0.87	—
1.21 (exercise price)	39,400	1.21	2.50	—

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$0.32 per common share as of December 31, 2021 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2021. As of December 31, 2021, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees, under the 2007 Plan. Total fair value of options vested was nil during the year ended December 31, 2019, 2020 and 2021, respectively.

As of January 1, 2021, all options granted under 2015 plan were fully vested, with no option exercised or forfeited during 2021. There were no new options granted during the year ended December 31, 2021. The following table is a summary of the Company’s share option activity under the 2015 Plan (in US$, except options):

		Weighted	Weighted
		Average	Remaining
	Number of	Exercise	Contractual	Aggregate
Options Under the 2015 Plan	Options	Price	Life (Years)	Intrinsic Value

Outstanding, January 1, 2021
1.71(exercise price)	2,796,734	1.71	4.50	—
Outstanding and Exercisable, December 31, 2021
1.71(exercise price)	2,796,734	1.71	3.50	—

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$0.32 per common share as of December 31, 2021 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2021. As of December 31, 2021, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees, under the 2015 Plan. Total fair value of options vested was nil during the year ended December 31, 2019, 2020 and 2021, respectively.

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

The weighted average grant-date fair value of restricted shares granted during the years ended December 31, 2019, 2020 and 2021 was US$2.12, respectively, which was derived from the fair value of the underlying ordinary shares.

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

As of December 31, 2021, there were no shares expired and the expense recognized is immaterial (2020: nil, 2019: nil).

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

The consideration was fully settled in cash upon the issuance of restricted shares. The restricted shares vest in three tranches of 2%, 18% and 80% on January 1, 2020, January 1, 2021 and January 1, 2022, respectively, in accordance with certain vesting conditions, that is, a performance condition based on the completion of an IPO. The compensation cost was recognized using accelerated method.

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

As of December 31, 2021, there were no shares vested or expired and the Group recognized expense relating to the Scheme of US$1,788,297 (2020: US$2,031,330, 2019: US$1,762,927) in the Consolidated Statements of Comprehensive Income during the period.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

17.         Other payables and accrued liabilities

The components of other payables and accrued liabilities are as follows:

	December 31,	December 31,
	2020	2021
	US$	US$
Contract deposit	362,269,545	324,844,088
Accrued expenses	53,680,543	94,297,276
Debt extinguishment costs	404,042	—
Deed tax and maintenance fund withheld for customers	35,913,618	28,848,564
Bidding deposit	4,504,908	3,947,876
Welfare payable	1,583,453	1,620,508
Other tax payable	32,595,593	18,620,109
Accrued aircraft operating expense	1,599,639	332,339
Accrued interest expense	20,935,671	32,363,632
Purchase consideration payable for asset acquisitions and business combinations	38,624,175	39,169,122
Others	43,365,254	11,133,179

Total	595,476,441	555,176,693

18.         Related party and employee transactions

(a)	Amounts due from related parties

	December 31,	December 31,
	2020	2021
	US$	US$
Current:
Henan Hongguang Olympic Real Estate Co., Ltd.	90,330,257	95,078,214
Qingdao Huiju	56,469,394	10,035,794
Guangzhou Huanglong Information Technology Co., Ltd.	16,324,735	47,953,453
Xinzheng Meihang Network Technology Co., Ltd.	2,789,265	2,854,538
Madison Development Limited	33,231,243	33,768,281
Suzhou Wanzhuo's non-controlling interest holders	20,160,872	32,032,079
Taicang Pengchi's non-controlling interest holders	12,129,962	22,194,420
Suzhou Rongjingchen Real Estate Co., Ltd.	—	22,141,569
Others	2,005,731	5,509,136
Total current amounts due from related party	233,441,459	271,567,484

Non current:
Suzhou Yefang’s non-controlling interest holders	12,259,192	12,546,073
Others	2,674,370	2,736,955
Total non-current amounts due from related party	14,933,562	15,283,028
Total	248,375,021	286,850,512

As of December 31, 2020 and December 31, 2021, the balances due from Qingdao Huiju, the Company’s equity method investee, are related to advances for operational needs without any fixed payment terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

As of December 31, 2021, the balances due from Guangzhou Huanglong Information Technology Co., Ltd., a wholly-owned subsidiary of the Company’s equity method investee, are related to advances for operational needs without any fixed payment terms. This balance is unsecured, bears no interest and expected to be repaid in one year.

Henan Hongguang Olympic Real Estate Co., Ltd. (“Henan Hongguang”) is the non-controlling shareholder of Henan Renxin (Note1), one of the Company’s subsidiaries. As of December 31, 2021, the balance due from Henan Hongguang is related to advances for operational needs without any fixed payment terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

Xinzheng Meihang Network Technology Co., Ltd. (“Meihang”) is the non-controlling shareholder of Zhengzhou Hangmei Technology Development Co., Ltd. (“Zhengzhou Hangmei”), one of the Company's subsidiaries. As of December 31, 2020, and December 31, 2021, the balances due from Meihang are US$2,789,265 and US$2,854,538, respectively, which have a three year payment term, and bear interest at 11.5%. In 2020, Meihang together with Zhengzhou Hangmei entered into an agreement with the Company in which all parties had agreed that the interest relating to the payable balance to be ceased from accrual thereafter. In 2021, the Company received interest amounting to nil. Accrued interest amounted to nil and nil as of December 31, 2020 and December 31, 2021, respectively.

As of December 31, 2021, the balance due from Madison Development Limited, an equity method investee, amounting to US$33,768,281 is related to advances for operational needs. This balance is unsecured, bears interest at 15%, and has no fixed repayment term. Accrued interest amounted to US$15,964,313 as of December 31, 2021.

On September 12, 2017, the Company sold 80% of its equity interest in Suzhou Wanzhuo to four non-affiliated passive investors for an aggregate cash consideration of US$23,687,327. Pursuant to the updated articles of association, the Company still exercises control over the relevant principal activities of Suzhou Wanzhuo and therefore, continues to consolidate it in its financial statements. As of December 31, 2021, the balances due from the non-controlling interest holders amounting to US$32,032,079 are related to advances for working capital funds. The balances are in the form of an unsecured interest bearing loan, which has no fixed payment terms, and bears interest at 4.75%. Accrued interest is immaterial as of December 31, 2021.

On December 1, 2017, the Company together with seven other non-affiliated companies acquired 100% of Taicang Pengchi for an aggregate cash consideration of US$28,836,311. The Company accounted for the acquisition of Taicang Pengchi as an asset acquisition because the only asset of Taicang Pengchi is the land. Pursuant to the articles of association, the Company exercises control over the relevant significant activities of Taicang Pengchi and therefore, consolidates it in its financial statements. As of December 31, 2021, the balance due from the non-controlling interest holders amounting to US$22,194,420 are related to advances for working capital funds. The balances are in the form of an unsecured interest bearing loan, which has no fixed payment terms, and bears no interest.

As of December 31, 2021, the balance due from Suzhou Yefang amounting to US$12,546,073 is related to advances for working capital funds. This balance is unsecured, bears no interest, and is expected to be repaid over one year.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(b)         Amounts due to related party

	December 31,	December 31,
	2020	2021
	US$	US$
Current:
Suzhou Yefang’s non-controlling interest holders	1,632,968	1,771,522
Suzhou Wanzhuo's non-controlling interest shareholders	16,272,639	2,961,668
Xinzheng Meihang Network Technology Co., Ltd.	2,632,678	2,694,286
Henan Qingning Apartment Management Co., Ltd.	444,409	12,045,693
Suzhou Kairongchen Real Estate Co., Ltd.	—	44,995,530
Others	10,529,235	12,593,656
Total current amounts due to related party	31,511,929	77,062,355
Non current:
Henan Qingning Apartment Management Co., Ltd.	10,728,133	10,979,186
Total	42,240,062	88,041,541

As of December 31, 2020 and December 31, 2021, Suzhou Wanzhuo’s non-controlling interest shareholders advanced US$2,397,436 and nil of working capital funds in aggregate to Suzhou Wanzhuo in the form of an unsecured interest-bearing loan, which has no fixed payment terms, and bears annual interest from 4.25% to 4.75%, respectively. Accrued interest amounted to US$10,981,256 and nil as of December 31, 2020 and December 31, 2021, respectively. The remaining advance amounting to US$2,961,668 for shareholder service is unsecured, bears no interest, and is expected to be paid in one year.

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

Meihang is the non-controlling shareholder of Zhengzhou Hangmei, one of the Company’s subsidiaries. As of December 31, 2020, and December 31, 2021, Meihang advanced US$2,632,678 and US$2,694,286 of working capital funds to Zhengzhou Hangmei in the form of an unsecured interest (10%) bearing loan with a three year payment term. In 2021, the Company repaid interest amounting to nil. Accrued interest amounted to nil and nil as of December 31, 2020 and December 31, 2021, respectively.

(c)         Amounts due from employees

	December 31,	December 31,
	2020	2021
	US$	US$
Advances to employees	529,055	1,550,469

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

For the year ended December 31, 2021, total directors’ remuneration amounted to US$6,245,522 (2019: US$7,036,954; 2020: US$6,447,214).

19.         Equity

(i)	As at December 31, 2021, the Company’s authorized share capital was 500 million common shares, par value US$0.0001 per share (December 31, 2020: 500 million common shares).
(ii)	During the year ended December 31, 2021, no common shares were repurchased.
(iii)	During the year ended December 31, 2021, the Company distributed fourth quarter 2020 dividends of US$0.025 per common share to common shareholders amounting to a total of US$4,055,664.

All other equity transactions have been disclosed in consolidated statement of changes in shareholders' equity.

20.         Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	December 31,
	2019	2020	2021
	US$	US$	US$
Numerator:
Net income/(loss) attributable to Xinyuan Real Estate Co., Ltd. Shareholders - basic and diluted	68,344,527	(81,040,908)	(417,307,378)
Denominator:
Weighted average number of shares outstanding-basic*	113,482,239	107,558,506	107,283,420
Stock options	618,657	10,674	—
Restricted stock units	—	—	—
Weighted average number of shares outstanding-diluted	114,100,896	107,569,181	107,283,420
Basic earnings per share	0.60	(0.75)	(3.89)
Diluted earnings per share	0.60	(0.75)	(3.89)
*

The restricted shares repurchased by the trustee that are unvested are excluded from the number of shares outstanding for purposes of computing basic earnings per share in accordance with ASC 260. However, these unvested restricted shares are factored into the computation of diluted earnings per share using the treasury stock method.

During the year ended December 31, 2021, nil (2019: nil; 2020: nil) stock options, and 81,035 (2019: 876,400; 2020: 803,427) RSUs were excluded from the calculation of earnings per share, respectively, because their effect would be anti-dilutive.

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

No single customer accounted for more than 10% of net sales for the years ended December 31, 2019, 2020 and 2021.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Summary information by operating segment is as follows:

December 31, 2019	Henan	Shandong	Shanghai	Sichuan	Beijing	Hainan	Hunan	Shaanxi	United States	Guangdong	Hubei	Liaoning	Property Management	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	1,382,533,759	275,120,959	279,731,401	85,189,227	126,540,125	43,820,016	157,938,663	6,917,948	750,000	9,738,197	—	18,621,886	—	129,387	2,387,031,568
Real estate lease income	6,630,994	321,819	2,920,280	728,016	657,451	—	135,279	3,301,027	893,982	—	—	—	483,944	55,979	16,128,771
Real estate management services income	7,578,862	—	—	—	—	—	—	2,783,091	—	—	—	—	57,126,216	—	67,488,169
Other revenue	151,102	700,044	823,150	1,063,557	3,269,965	—	583,737	—	296,091	—	—	—	1,187,948	3,908,710	11,984,304

Total revenue	1,396,894,717	276,142,822	283,474,831	86,980,800	130,467,541	43,820,016	158,657,679	13,002,066	1,940,073	9,738,197	—	18,621,886	58,798,108	4,094,076	2,482,632,812
Cost of real estate sales	(1,082,472,232)	(220,925,677)	(201,704,497)	(81,765,082)	(92,849,397)	(31,764,435)	(110,346,111)	(6,510,485)	(1,444,563)	(6,821,557)	(23,397)	(13,440,458)	—	(1,751,402)	(1,851,819,293)
Cost of real estate lease income	(2,348,963)	(561,264)	(2,565,142)	(799,359)	(481,276)	—	(1,693,085)	(2,913,152)	(1,348,218)	—	—	—	—	(46,792)	(12,757,251)
Cost of real estate management services	(4,716,112)	—	—	—	—	—	—	(561,329)	—	—	—	—	(35,611,790)	—	(40,889,231)
Other costs	(2,449,683)	(1,267,950)	—	(3,672)	(4,794,719)	(2,192)	(362,009)	—	—	—	—	—	(1,124,118)	(6,853,073)	(16,857,416)

Total cost of revenue	(1,091,986,990)	(222,754,891)	(204,269,639)	(82,568,113)	(98,125,392)	(31,766,627)	(112,401,205)	(9,984,966)	(2,792,781)	(6,821,557)	(23,397)	(13,440,458)	(36,735,908)	(8,651,267)	(1,922,323,191)
Gross profit	304,907,727	53,387,931	79,205,192	4,412,687	32,342,149	12,053,389	46,256,474	3,017,100	(852,708)	2,916,640	(23,397)	5,181,428	22,062,200	(4,557,191)	560,309,621
Operating expenses	(70,839,873)	(14,770,303)	(18,080,374)	(8,011,273)	(73,333,124)	(2,514,263)	(3,991,323)	(5,808,638)	(9,414,601)	(1,966,796)	(3,429,583)	(2,801,220)	(7,076,960)	(28,409,288)	(250,447,619)

Operating income/(loss)	234,067,854	38,617,628	61,124,818	(3,598,586)	(40,990,975)	9,539,126	42,265,151	(2,791,538)	(10,267,309)	949,844	(3,452,980)	2,380,208	14,985,240	(32,966,479)	309,862,002
Interest income	42,379,712	436,165	306,228	493,469	2,241,516	3,208	182,529	12,795	48,285	13,533	1,695	13,240	681,464	4,679,756	51,493,595
Interest expense	(14,805,529)	(3,061,587)	(1,066,270)	—	(7,385,692)	(11,507)	—	(138,107)	(3,472,559)	—	—	—	—	(83,834,109)	(113,775,360)
Net realized gain on short-term investments	183,450	—	—	—	—	—	—	—	—	—	—	—	—	2,891,564	3,075,014
Share of (loss)/gain in an equity investee	(1,370,440)	(922,281)	(613,155)	—	—	—	—	—	—	(2,903,841)	—	—	(630,775)	1,024,021	(5,416,471)
Loss on extinguishment of debt	(8,044,499)	—	—	—	—	—	—	—	—	—	—	—	—	(536,011)	(8,580,510)
Exchange gains/(loss)	12,524,863	—	—	—	—	—	—	—	—	—	—	—	(236,736)	(19,664,136)	(7,376,009)
Unrealized loss on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,623,814)	(1,623,814)
Other income/(loss)	4,536,260	866	47,762	246,927	909,298	156,235	(17,844)	(199,670)	—	(289,485)	—	64,155	124,295	269,928	5,848,727

Income/(loss) before income taxes	269,471,671	35,070,791	59,799,383	(2,858,190)	(45,225,853)	9,687,062	42,429,836	(3,116,520)	(13,691,583)	(2,229,949)	(3,451,285)	2,457,603	14,923,488	(129,759,280)	233,507,174
Income tax(expense)/ benefit	(69,803,421)	(23,020,472)	(28,043,624)	(2,864,732)	(9,456,395)	(4,643,587)	(16,123,072)	2,210,548	2,921,151	(1,017,315)	704,284	(717,299)	(241,601)	(382,837)	(150,478,372)

Net income/(loss)	199,668,250	12,050,319	31,755,759	(5,722,922)	(54,682,248)	5,043,475	26,306,764	(905,972)	(10,770,432)	(3,247,264)	(2,747,001)	1,740,304	14,681,887	(130,142,117)	83,028,802

Depreciation and amortization	5,553,392	433,948	2,622,483	635,494	2,732,083	29,414	1,668,279	1,873,910	1,665,384	41,616	46,012	16,987	189,503	75,938	17,584,443
Capital expenditure	6,263,956	64,816	2,579	26,254	1,142,809	3,712	44,058	16,761	3,579,071	—	4,821	25,188	352,073	119,575	11,645,673
Real estate properties development completed	133,572,883	34,351,045	106,796,363	64,327,235	60,683,848	6,627,299	7,540,854	43,103,208	1,201,783	—	—	—	—	—	458,204,518
Real estate properties under development	886,160,682	359,079,121	123,381,923	619,020,458	266,984,229	—	6,433,260	162,947,850	230,860,737	372,170,620	141,707,492	58,153,297	—	27,488,080	3,254,387,749
Real estate properties held for lease	109,809,942	6,954,550	40,675,960	34,515,933	7,520,601	888,150	60,967,850	91,474,049	162,599,274	—	—	—	—	462,599	515,868,908

Total long-lived assets	524,367,010	509,819,916	183,400,846	44,244,900	61,281,191	6,664,536	62,686,470	100,419,560	176,115,157	18,237,255	934,102	1,084,510	8,335,524	79,010,347	1,776,601,324
Total assets	2,882,024,764	573,869,426	752,136,052	897,210,854	470,434,500	27,393,755	107,134,983	338,107,052	439,770,834	414,319,137	148,165,478	73,223,300	106,315,123	191,559,175	7,421,664,433

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

December 31, 2020	Henan	Shandong	Shanghai	Sichuan	Beijing	Hainan	Hunan	Shaanxi	United States	Guangdong	Hubei	Liaoning	Property Management	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	766,314,384	285,706,736	120,260,357	222,959,432	62,401,289	10,084,944	27,721,542	10,991,930	927,700	47,787,761	—	49,168,045	567,819	—	1,604,891,939
Real estate lease income	26,054,475	(965,131)	772,402	379,175	695,548	—	741,527	2,353,682	4,723,438	—	—	—	—	37,369	34,792,485
Real estate management services income	7,606,378	—	—	—	—	—	—	2,358,631	—	—	—	—	81,243,298	—	91,208,307
Other revenue	(1,004,342)	127,190	3,068,486	511,576	2,144,591	7,288	526,852	(116,072)	605,337	—	—	—	7,236,334	1,763,220	14,870,460

Total revenue	798,970,895	284,868,795	124,101,245	223,850,183	65,241,428	10,092,232	28,989,921	15,588,171	6,256,475	47,787,761	—	49,168,045	89,047,451	1,800,589	1,745,763,191
Cost of real estate sales	(639,601,377)	(260,651,654)	(93,074,146)	(214,523,020)	(45,575,813)	(5,503,574)	(4,404,236)	(14,731,175)	(778,663)	(34,034,932)	(23,616)	(38,572,816)	(505,804)	—	(1,351,980,826)
Cost of real estate lease income	(27,204,779)	(292,726)	(736,537)	(606,323)	(805,353)	(44,900)	(1,046,888)	(1,623,994)	(3,740,076)	—	(19,723)	—	—	(798)	(36,122,097)
Cost of real estate management services	(6,675,680)	—	—	(13,189)	—	—	(4,957)	(1,707,785)	—	—	—	—	(47,036,367)	—	(55,437,978)
Other costs	(1,145,928)	(39,105)	(123,291)	(111,879)	(711,424)	(226)	(272,479)	—	—	(2,152)	—	—	(6,885,687)	(463,371)	(9,755,542)

Total cost of revenue	(674,627,764)	(260,983,485)	(93,933,974)	(215,254,411)	(47,092,590)	(5,548,700)	(5,728,560)	(18,062,954)	(4,518,739)	(34,037,084)	(43,339)	(38,572,816)	(54,427,858)	(464,169)	(1,453,296,443)
Gross profit	124,343,131	23,885,310	30,167,271	8,595,772	18,148,838	4,543,532	23,261,361	(2,474,783)	1,737,736	13,750,677	(43,339)	10,595,229	34,619,593	1,336,420	292,466,748
Operating expenses	(59,958,497)	(15,211,169)	(10,679,950)	(7,677,029)	(73,902,008)	(1,355,382)	(1,608,076)	(4,061,452)	(6,198,996)	(3,423,234)	(1,391,277)	(4,897,483)	(9,390,896)	(27,707,634)	(227,463,083)

Gain on disposal of property held for lease	82,805,785	—	—	—	—	—	—	—	—	—	—	—	—	—	82,805,785
Operating income/(loss)	147,190,419	8,674,141	19,487,321	918,743	(55,753,170)	3,188,150	21,653,285	(6,536,235)	(4,461,260)	10,327,443	(1,434,616)	5,697,746	25,228,697	(26,371,214)	147,809,450
Interest income	23,921,003	1,919,529	2,068,141	1,288,256	103,788	4,817	38,096	8,130	41,143	44,417	885	31,849	755,677	3,179,879	33,405,610
Interest expense	(14,568,255)	(3,043,955)	(987,612)	(18,381,805)	(3,659,832)	—	—	—	(5,316,337)	—	—	—	(5,708)	(83,523,901)	(129,487,405)
Net realized gain on short-term investments	183,450	—	—	—	—	—	—	—	—	—	—	—	—	4,869,494	5,052,944
Share of (loss)/gain in an equity investee	(3,539,268)	11,483,448	7,795,833	—	—	—	—	67,698	—	(1,602,617)	—	—	(152,121)	2,975,328	17,028,301
Loss on extinguishment of debt	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,843,306)	(1,843,306)
Exchange gains/(loss)	1,987,139	—	—	—	—	—	—	—	—	—	—	—	100,523	(5,181,569)	(3,093,907)
Unrealized loss on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other income/(loss)	(4,041,056)	90,325	(415,481)	(8,773)	684,530	43,136	43,576	289,746	—	52,058	12,620	7,341	934,711	1,010,890	(1,296,377)

Income/(loss) before income taxes	151,133,432	19,123,488	27,948,202	(16,183,579)	(58,624,684)	3,236,103	21,734,957	(6,170,661)	(9,736,454)	8,821,301	(1,421,111)	5,736,936	26,861,779	(104,884,399)	67,575,310
Income tax (expense)/benefit	(36,907,073)	(12,299,796)	(39,723,025)	2,875,576	(8,431,043)	(4,482,485)	(14,391,424)	589,659	—	(9,482,301)	(2,458,177)	(2,591,042)	(8,191,925)	433,866	(135,059,190)

Net income/(loss)	114,226,359	6,823,692	(11,774,823)	(13,308,003)	(67,055,727)	(1,246,382)	7,343,533	(5,581,002)	(9,736,454)	(661,000)	(3,879,288)	3,145,894	18,669,854	(104,450,533)	(67,483,880)

Depreciation and amortization	5,814,086	887,005	2,556,696	631,421	5,832,130	56,888	174,291	20,375	46,680	17,042	1,234,539	232,220	—	—	17,503,373
Capital expenditure	8,655,565	—	15,874	5,106	716,935	—	—	—	—	—	—	376,871	1	—	9,770,352
Real estate properties completed and under development	897,218,594	240,527,766	215,890,331	547,932,945	378,408,484	2,162,115	12,433,669	224,821,947	283,124,970	395,376,646	165,423,590	52,622,159	—	33,885,876	3,449,829,092
Real estate properties held for lease	74,613,257	7,126,028	35,512,059	36,262,110	8,438,206	—	66,684,905	96,083,662	157,975,249	—	—	—	—	412,731	483,108,207

Total long-lived assets	526,045,585	553,491,246	133,733,839	46,741,993	50,734,107	5,863,831	75,248,369	105,461,495	171,374,723	23,549,642	566,337	930,819	9,062,110	365,609,346	2,068,413,442
Total assets	2,838,641,480	602,982,670	751,266,943	734,426,656	473,659,055	23,560,573	92,009,978	362,198,503	474,896,649	478,343,726	175,174,331	73,164,781	160,332,607	428,665,624	7,669,323,576

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

December 31, 2021	Henan	Shandong	Shanghai	Sichuan	Beijing	Hainan	Hunan	Shaanxi	United States	Guangdong	Hubei	Liaoning	Property Management	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$

Net real estate sales	338,195,148	174,353,777	135,072,403	128,609,911	313,960,495	—	8,271,910	166,007,116	23,325,750	68,681,906	118,952	35,642,637	—	—	1,392,240,005
Real estate lease income	9,344,804	665,170	1,339,557	532,240	371,919	—	1,223,472	3,251,637	2,980,504	—	13,482	—	—	58,559	19,781,344
Real estate management services income	6,746,892	—	—	—	—	—	—	2,793,044	—	—	—	—	100,282,270	—	109,822,206
Other revenue	2,851,496	16,356	2,030,340	121,935	2,851,344	413	838,306	—	3,107,481	507,500	—	52,439	1,796,616		14,174,226

Total revenue	357,138,340	175,035,303	138,442,300	129,264,086	317,183,758	413	10,333,688	172,051,797	29,413,735	69,189,406	132,434	35,695,076	102,078,886	58,559	1,536,017,781
Cost of real estate sales	(369,888,568)	(176,289,676)	(125,086,848)	(163,249,870)	(250,046,777)	—	(9,214,046)	(142,797,184)	(32,460,834)	(58,588,051)	(25,726)	(31,696,836)	—		(1,359,344,416)
Cost of real estate lease income	(15,658,378)	(611,378)	(193,442)	(404,647)	(542,152)	—	(1,206,177)	(62,840)	(3,740,076)	—	—	—	—	(19,090)	(22,438,180)
Cost of real estate management services	(3,708,523)	—	—	—	—	—	—	(4,321,229)	—	—	—	—	(65,948,453)	—	(73,978,205)
Other costs	(1,320,332)	(16,170)	(111,927)	(1,354,318)	(5,762,646)	—	(742,247)	—	—	(2,172,592)	—	(61,703)	(778,129)	—	(12,320,064)

Total cost of revenue	(390,575,801)	(176,917,224)	(125,392,217)	(165,008,835)	(256,351,575)	—	(11,162,470)	(147,181,253)	(36,200,910)	(60,760,643)	(25,726)	(31,758,539)	(66,726,582)	(19,090)	(1,468,080,865)
Gross profit	(33,437,461)	(1,881,921)	13,050,083	(35,744,749)	60,832,183	413	(828,782)	24,870,544	(6,787,175)	8,428,763	106,708	3,936,537	35,352,304	39,469	67,936,916
Operating expenses	(67,226,888)	(10,880,365)	(19,136,811)	(8,500,877)	(80,605,508)	(310,883)	(1,059,651)	(9,182,945)	(7,223,166)	(10,540,700)	(1,273,031)	(4,700,371)	(8,869,355)	(24,468,860)	(253,979,411)
Impairment losses on goodwill and intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	(18,651,259)	(18,651,259)

Operating (loss) /income	(100,664,349)	(12,762,286)	(6,086,728)	(44,245,626)	(19,773,325)	(310,470)	(1,888,433)	15,687,599	(14,010,341)	(2,111,937)	(1,166,323)	(763,834)	26,482,949	(43,080,650)	(204,693,754)
Interest income	18,709,958	(126,051)	348,282	728,264	249,117	25,957	7,576	254,323	1,610	33,242	202	23,321	2,421,863	5,619,160	28,296,824
Interest expense	(12,070,505)	(5,794,489)	(910,853)	(26,416,301)	(2,078,190)	—	—	(8,046,152)	(15,736,448)	(358,532)	—	—	(64,549)	(111,922,753)	(183,398,772)
Net realized loss on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—	(30,203,357)	(30,203,357)
Share of (loss)/gain in an equity investee	1,090,507	(1,873,472)	1,052,997	—	—	—	—	—	—	(4,010,602)	—	—	(1,004,547)	(18,600,648)	(23,345,765)
Exchange (loss) /gains	(20,163,471)	—	(21)	—	—	—	—	—	—	—	—	—	(203,338)	10,659,367	(9,707,463)
Other (loss) /income	(2,110,256)	3,336,726	144,617	138,413	(644,101)	(36,650)	205,877	381,157	17,770	(1,434,297)	1,789	(46,098)	942,072	1,612,626	2,509,645

(Loss) /income before income taxes	(115,208,116)	(17,219,572)	(5,451,706)	(69,795,250)	(22,246,499)	(321,163)	(1,674,980)	8,276,927	(29,727,409)	(7,882,126)	(1,164,332)	(786,611)	28,574,450	(185,916,255)	(420,542,642)
Income tax benefit/ (expense)	43,657,150	(3,885,809)	(4,274,715)	12,936,548	(21,349,169)	1,431,319	(3,023,380)	(9,366,699)	(144,962)	(1,674,207)	(1,926,116)	(1,471,006)	(4,832,629)	1,204,203	7,280,528

Net income/(loss)	(71,550,966)	(21,105,381)	(9,726,421)	(56,858,702)	(43,595,668)	1,110,156	(4,698,360)	(1,089,772)	(29,872,371)	(9,556,333)	(3,090,448)	(2,257,617)	23,741,821	(184,712,052)	(413,262,114)

Depreciation and amortization	6,842,628	914,765	198,149	1,130,049	3,942,986	—	—	1,934,681	1,037,064	12,193	48,721	19,401	526,727	1,660,151	18,267,515
Capital expenditure	1,965,626	—	—	5,261	1,076,187	—	—	576	241,312	—	—	17,091	668,407	(3,869,649)	104,811
Real estate properties completed and under development	909,477,150	116,698,109	105,042,744	527,858,832	173,273,166	—	3,312,065	45,339,962	307,041,456	398,158,018	190,450,736	59,279,630	—	33,690,834	2,869,622,702
Real estate properties held for lease	72,022,044	4,133,570	36,147,355	36,470,962	8,510,518		59,903,607	96,574,698	126,157,420	—	—	—	—	380,197	440,300,371

Total long-lived assets	431,132,864	517,720,952	138,953,401	49,540,764	46,722,553	5,813,925	75,895,086	107,098,269	139,099,651	53,982,579	920,192	773,073	15,628,394	77,178,239	1,660,459,942
Total assets	2,279,523,193	416,680,530	600,814,871	710,687,239	313,031,361	11,747,496	82,923,478	289,048,826	468,517,290	568,073,393	196,509,533	69,505,369	176,825,788	262,390,923	6,446,279,290

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

22.         Commitments and contingencies

Other commitments

As of December 31, 2021, the Group had outstanding commitments with respect to non-cancellable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
2022	748,764,936
2023	421,155,686
2024	252,243,792
2025	86,720,580
2026 and thereafter	9,886,553
Total	1,518,771,547

Contingencies

As of December 31, 2021, the Group provided guarantees of US$2,156,348,238 (2020: US$2,306,911,350), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the bank and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the date of grant of the relevant mortgage loan and ends upon issuance of real estate ownership certificate which will generally be available within six to twelve months after the purchaser takes possession of the relevant property. The Group paid US$$1,782,038, US$4,557,522, and US$3,723,398 to satisfy guarantee obligations related to customer defaults for the years ended December  2019, 2020 and 2021, respectively.

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

At December 31, 2021, the Group provided financial guarantees for bank loans of four of its equity method investees. The Group could incur losses in the event of defaults under or foreclosure of these loans and its maximum exposure to credit losses is US$284,329,564 (2020: US$250,425,294). The fair value of the guarantees is not significant and the Group considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding bank loans together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in the consolidated financial statements.

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

23.         Concentration of risk

The Group’s financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, other receivables and amounts due from related parties. As of December 31, 2020 and 2021, substantially all of the Group’s cash and cash equivalents and restricted cash were held in major financial institutions located in China, Hong Kong SAR and the United States, which management consider being of high credit quality. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. The Group does not have requiement for collateral for the balance of other receivables and amounts due from related parties while considers various factors in establishing, monitoring the financial instruments, including the aging of receivables and aging trends, customer creditworthiness. repayment history and credit-worthiness.

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

On July 21, 2005, PRC government changed its decade-old policy of pegging the value of the RMB to the US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a 23.0% appreciation of the RMB against the US$ from July 21, 2005 to December 31, 2021.

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

The Group provides guarantees to mortgage lending banks in respect of the mortgage loans provided to the purchasers of its properties in the PRC up until completion of the registration of the mortgage with the relevant authorities, which generally occurs within six to 12 months after the purchaser takes possession of the relevant properties. If a purchaser defaults under the loan while our guarantee is in effect and the Group repays all debt owed by the purchaser to the mortgagee bank under the loan, the mortgagee bank must assign its rights under the loan and the mortgage to the Group and, after the registration of the mortgage, the Group will have full recourse to the property. In line with industry practice, the Group does not conduct independent credit checks on its customers but relies on the credit checks conducted by the mortgagee banks.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

As of December 31, 2021, the Group had outstanding guarantees of mortgages in the principal amount of US$2,156.3 million. If a purchaser defaults on the payment of its mortgage during the term of the guarantee, the mortgage lending bank may require the Group to repay the outstanding amount under the loan plus any accrued interest. In this event, although the Group is able to retain the customer’s deposit and sell the property to recover any amounts paid by it to the bank, there can be no assurance that the property could be sold at a price equal to or greater than the amount paid on the defaulting purchaser’s outstanding loan amount and any accrued interest thereon. The Group paid US$3.7 million to satisfy guarantee obligations related to customer defaults for the year ended December 31, 2021.

The Group offers certain homebuyers seller-financing arrangements. All the homebuyers that entered into such arrangements were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via the Group’s management reporting procedures. The Group provides longer payment terms to particular home buyers after applying strict credit requirements based on the Group’s credit policy. As of December 31, 2020 and 2021, there is no concentration of credit risk with respect to receivables and the Group does not have a significant exposure to any individual debtor.

In 2013, PRC banks tightened the conditions on which mortgage loans are extended to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. The Group monitors its homebuyers’ outstanding mortgage loans on an ongoing basis via the Group’s management reporting procedures and took the position that contracts with underlying mortgage loans with processing periods exceeding one year shall not be considered when recognizing revenue on an over time basis (Note 2(h) for further detail). As a result, sales contracts of 233 apartments were excluded when determining revenue to be recognized in 2021.

In addition, no single customer or supplier accounted for more than 10% of revenue or project expenditures for the years ended December 31, 2019, 2020 and 2021.

24.         Non-controlling interests

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

As of December 31, 2021, the non-controlling interests consisted of the following:

		December 31,
	Ownership	2021
		US$
Shaanxi Zhongmao Economy Development Co., Ltd.	34.02%	—
Xinyuan Property Management Service (Cayman) Ltd.	47.14%	(72,201,420)
Taicang Pengchi Real Estate Co., Limited. (Note 18 (a))	83.00%	(36,937,776)
Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd. (Note 18 (a.b))	80.00%	(40,429,789)
Henan Renxin Real Estate Co., Ltd.	49.00%	—
Suzhou Yefang Real Estate Co., Limited. (Note 18(a.b))	79.99%	(12,542,785)
Henan Yanchuang Enterprise Management Consulting Co. Ltd	49.00%	—
Zhengzhou Xinhe Real Estate Co., Ltd	20.00%	756,256
Others		2,224,788

Total		(159,130,726)

25.         Subsequent events

The Company has not made payments in full forthe June 2022 Senior Secured Notes, at maturity on June 29, 2022. The total amount due and payable (including principal and interests) under the June 2022 Senior Secured Notes is RMB545.3 million. The Company has been in negotiation with the sole beneficial holder of the Notes, who is a third party, with a view to resolving the matter soon. The Company has also engaged Alvarez & Marsal Corporate Finance Limited and Latham & Watkins LLP to advise on its related debt matters.

26.         Condensed financial information of the Company

The condensed financial statements of Xinyuan Real Estate Co., Ltd. have been prepared in accordance with U.S. GAAP. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$962,881,800 as of December 31, 2021 (2020: US$992,290,000).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Condensed Balance Sheets

	December 31
	2020	2021
	US$	US$

ASSETS

Current assets
Cash and cash equivalents	2,463,042	160,209
Short-term investments	—	70,875,668
Other receivables	189,494	21,248
Due from subsidiaries	230,448,376	49,101,879
Total current assets	233,100,912	120,159,004
Investments in subsidiaries	1,447,605,286	1,163,420,854
TOTAL ASSETS	1,680,706,198	1,283,579,858
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
PRC income tax payable	13,388	13,388
PRC other tax payable	902,190	902,190
Other payable and accrued liabilities	31,210,541	35,216,403
Current portion of long-term bank loan and other debt	606,490,929	726,734,558
Due to subsidiaries	—	266,089,765
Payroll and welfare payables	2,622,544	525,043
Total current liabilities	641,239,592	1,029,481,347
Other long-term debt	373,994,646	—
Total liabilities	1,015,234,238	1,029,481,347
Shareholders' equity
Common shares, $0.0001 par value:
Authorized‑500,000,000 shares, issued and outstanding- 107,757,721 shares for 2021 (2020: 106,932,017 shares)	16,415	16,415
Treasury shares	(116,061,577)	(116,061,577)
Additional paid-in capital	552,215,071	544,386,509
Retained earnings	229,302,051	(174,242,836)
Total shareholders' equity	665,471,960	254,098,511

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,680,706,198	1,283,579,858

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Condensed Statements of Comprehensive Income

	Year ended December 31
	2019	2020	2021
	US$	US$	US$
General and administrative expenses	(9,509,893)	(7,441,398)	(4,965,230)

Operating loss	(9,509,893)	(7,441,398)	(4,965,230)
Interest expense	(107,382,764)	(112,975,103)	(121,289,406)
Interest income	1,682,189	599,544	545,599
Net gain on debt extinguishment	536,011	—	—
Gain/(loss) on short-term investments	27,099	(27,077)	(1,627,139)
Other expenses	(20,106,250)	(4,277,443)	(878,154)
Equity in profit of subsidiaries, net	203,098,135	43,080,569	(289,093,048)
Income/(loss) from operations before income taxes	68,344,527	(81,040,908)	(417,307,378)
Income taxes	—	—	—
Net income/(loss) attributable to common shareholders	68,344,527	(81,040,908)	(417,307,378)
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments	(20,044,827)	67,283,263	17,818,154
Comprehensive income/(loss) attributable to shareholders	48,299,700	(13,757,645)	(399,489,224)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Condensed Statements of Cash Flows

	Year ended December 31
	2019	2020	2021
	US$	US$	US$
Cash flows from operating activities:
Net income/(loss)	68,344,527	(81,040,908)	(417,307,378)
Adjustment to reconcile net income to net cash used in operating activities:
Equity in profit of subsidiaries, net	(203,098,135)	(43,080,570)	289,093,048
Stock based compensation expense	3,782,307	2,848,897	1,625,318
Loss on short-term investments	—	—	1,627,139
Amortization of deferred charges	7,445,276	6,024,220	—
(Gain)/loss on extinguishment of debt	(536,011)	5,583,578	—
Other receivables	654,500	(178,566)	168,246
Other current assets	172,920	77,648	—
Other payable and accrued liabilities	(291,915)	7,281,565	4,000,802
Payroll and welfare payables	(597,023)	402,431	1,363,218
Amount due from related parties	348,076	—	—
Net cash used in operating activities	(123,775,478)	(102,081,705)	(119,429,607)
Cash flows from investing activities:
Investment in short-term investments	—	—	(72,502,807)
Net cash used in investing activities	—	—	(72,502,807)
Cash flows from financing activities:
Changes in due from subsidiaries	212,589,733	224,773,858	447,436,262
Proceeds from short-term bank loans	19,900,000	28,080,000	—
Repayment of current portion of long-term bank loan and other long-term debt	—	—	(128,520,000)
Repayments of long-term bank loans	(110,311,908)	(23,078,000)	—
Proceeds from long-term bank loans	100,440,000	—	—
Proceeds from other long-term debts	300,000,000	378,852,273	270,000,000
Repayment of other long-term debts	(413,300,000)	(508,900,000)	(390,958,220)
Purchase of treasury shares	(26,080,876)	(2,483,896)	—
Dividends to shareholders	(19,647,356)	(14,284,148)	(4,055,664)
Payment of financing cost	(2,075,789)	(7,141,511)	(4,272,797)
Purchase of shares under RSU plan	(2,920,216)	—	—
Proceeds from exercise of stock options	166,480	134,790	—
Net cash provided by financing activities	58,760,068	75,953,366	189,629,581
Net decrease in cash and cash equivalents	(65,015,410)	(26,128,339)	(2,302,833)
Cash and cash equivalents, at the beginning of the year	93,606,791	28,591,381	2,463,042

Cash and cash equivalents, at end of the period	28,591,381	2,463,042	160,209

(a)         Basis of presentation

In the company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus its equity interest in undistributed earnings of subsidiaries since inception. The company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323. Such investment is presented on the balance sheet as “Investments in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in profit of subsidiaries, net” on the condensed statements of comprehensive income.

The subsidiaries did not pay any dividends to the Company for the periods presented.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(b)         Related party transactions

As of December 31, 2020, the Company had US$181,346,497 due from its wholly-owned subsidiaries. As of December 31, 2021, the Company had US$266,089,765 due to its wholly-owned subsidiaries. These amounts mainly reflect intercompany loans from the Company to Xinyuan Real Estate, Ltd. While intercompany loans have no fixed payments terms, the Company has a legal enforceable right to demand payment at any time, and Xinyuan Real Estate, Ltd. has the ability to repay the outstanding balance on demand.

In 2013, the Company also entered into a separate loan facility agreement with XIN Development Group International Inc. Pursuant to the agreement, the Company will provide a loan facility to XIN Development for the period from July 1, 2013 to January 18, 2018 amounting to US$50,000,000 at 17.5% per annum. As of December 31, 2021, the Company has US$116,656,089 (2020: US$116,656,089) including accrued interest of US$67,554,210 (2020: US$67,554,210), due from XIN Development under this loan facility.

(c)         Commitments

Except for those disclosed in the Company’s condensed financial information, the Company does not have significant commitments or long-term obligations as of the period end presented.