Form 20-F
period 2022-12-31
Xinyuan Real Estate Co., Ltd.
filed 2023-05-30
CIK 1398453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2022.

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

Yu (Brian) Chen

Xinyuan Real Estate Co., Ltd.

27F, China Central Place, Tower II,

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

Tel: (86-10) 8588-9255

Fax: (86-10) 8588-9300

Email: irteam@xyre.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American Depositary Shares, each representing twenty common shares, par value US$0.0001 per share	XIN	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 108,029,257 common shares, par value US$0.0001 per share, as of December 31, 2022.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☐ No

i

ii

iii

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“we,” “us,” “our company,” “the Company, ” “our,” “the Group” or “Xinyuan” refers to Xinyuan Real Estate Co., Ltd., its predecessor entities and its subsidiaries;
●	“shares” or “common shares” refers to our common shares, par value US$0.0001 per share;
●	“ADSs” refers to our American depositary shares, each of which represents twenty common shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this Form 20-F only, Taiwan, Hong Kong and Macau;
●	“UK” refers to the United Kingdom of Great Britain and Northern Ireland;
●	“US”, “U.S.” or “United States” refers to the United States of America;
●	“GFA” refers to gross floor area. The amounts for “total GFA” in this annual report are the amounts of total saleable residential and commercial GFA and are derived on the following basis:
●	for properties that are sold, the stated GFA is based on the sales contracts relating to such property; GFA may be adjusted based on final examination upon delivery of the property;
●	for unsold properties that are completed or under construction, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and
●	for properties that are under planning, the stated GFA is based on the land grant contract and our internal projection;
●	“RMB” or “Renminbi” refers to the legal currency of China and “US$” or “U.S. dollars” refers to the legal currency of the United States; and
●	“sq.m” refers to square meters used as unit of area.

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

This annual report includes our audited consolidated financial statements for the years ended December 31, 2020, 2021 and 2022. Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. The functional currency of our U.S. subsidiaries is the U.S. dollar. The financial statements of our PRC subsidiaries are translated into U.S. dollars, using published exchange rates in China, based on (i) year-end exchange rates for assets and liabilities and (ii) average yearly exchange rates for revenues and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all.

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

Our common shares are traded on the New York Stock Exchange, or the NYSE, in the form of ADSs under the symbol “XIN.” Each ADS represents twenty common shares. The closing price of our ADSs on the NYSE as of May 26, 2023 was US$3.37 per ADS.

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

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3 KEY INFORMATION

A.[Reserved]

B.Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

We are a holding company that depends on dividend payments from our subsidiaries for funding.

We are a holding company established in the Cayman Islands and operate most of our business and operations through our subsidiaries in China. Our ability to pay dividends to our shareholders and to service our indebtedness outside of China depends significantly upon dividends that we receive from our subsidiaries in China. To the extent our U.S., Malaysia and UK operations continue to grow, we may in the future also depend on dividends from our U.S., Malaysia and UK subsidiaries. If our subsidiaries incur indebtedness or losses, such indebtedness or losses may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness will be restricted. Regulations in China currently permit payment of dividends only out of accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profits each year, if any, to fund certain reserve funds until the cumulative amount of such reserves reaches 50.0% of its respective registered capital and, with the approval of a shareholder meeting or general shareholder meeting, a PRC subsidiary may set aside a certain amount of after-tax profits to its discretionary general reserves. As of December 31, 2022, our statutory reserves amounted to US$179.5 million. Our statutory reserves are not distributable as cash dividends. Dividends paid by the PRC subsidiaries may also be subject to PRC withholding tax. In addition, restrictive covenants in bank credit facilities, bonds, other long-term debt agreements, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to pay dividends or make other distributions to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Our business and prospects are heavily dependent on and may be adversely affected by the performance of the PRC property markets, particularly in Zhengzhou.

Our business and prospects depend on the performance of the PRC property market. As of December 31, 2022, we had a total of 103 property projects covering 20 cities in China at various stages of development. We intend to continue to enhance our presence in targeted high growth cities in China. These property markets may be affected by local, regional, national and global factors, including economic and financial conditions, speculative activities in local markets, demand for and supply of properties, investor confidence, availability of alternative investment choices for property buyers, inflation, government policies, interest rates and availability of capital. Any market downturn in China generally or in cities in which we have or expect to have operations may materially and adversely affect our business, financial condition and results of operations. Moreover, any oversupply of properties or potential decline in demand for or prices of properties in these cities could also have a material adverse impact on us. In particular, the PRC property market is affected by the recent slowdown of China’s economic growth. There have been increasing concerns over the sustainability of the real estate market growth in China. Any slowdown in PRC’s economic development could lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of homes, and our homebuyers may also defer, reduce or cancel purchases of our units. We have experienced volatilities in demand from time to time in the recent years due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices. To the extent any fluctuations in the Chinese economy significantly affect homebuyers’ demand for our units or change their spending habits, our results of operations may be materially and adversely affected. The PRC economy also faces challenges in the short to medium term. Continued turbulence in the international markets and prolonged declines in consumer spending, including home purchases, as well as any slowdown of economic growth in China, may adversely affect our liquidity and financial condition.

We experienced net losses of US$413.3 million and US$258.7 million in 2021 and 2022, respectively. We may continue to incur losses in the future. The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. Our ability to continue as a going concern depends on our ability to generate cash flows from operations and to arrange adequate financing arrangements to support our working capital requirements. There is material uncertainty associated with our ability to continue as a going concern. See “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.”

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

While the PRC government adopted or adjusted the measures mentioned above and may adopt or adjust other measures in the future seeking to support healthy development of the residential real estate market in China, the government policies significantly impacted the residential real estate market in the past year. For example, a few real estate developers, such as China Evergrande Group, Kaisa Group Holdings Ltd., Yango Group Co. and us, have experienced decreasing transaction volumes in the Chinese residential real estate market, closing of certain financing opportunities and significant challenges and pressure on short-term liquidity in 2021. We cannot assure you that the PRC government will not adopt additional and more stringent industry policies, regulations and measures in the future, nor can we assure you when or whether the existing policies and regulations will be eased or reversed, or otherwise enhanced to some extent in their implementations. If the policies remain unchanged or become more restrictive, they may continue affecting the growth rate of the Chinese residential real estate market, some of which may cause a decline in transaction volumes and average selling prices, prevent developers from raising the capital they need, increase developers’ costs to start new projects and increase the burdens on developers to secure financing on favorable terms or at all. In addition, the slowdown of China’s economic growth as well as the housing market may result in the banks and other financial institutions becoming more cautious in their lending activities, and therefore adversely impact our ability to secure financing. As a result, our business and results of operations may be materially and adversely affected.

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

As of December 31, 2022, our contractual obligations amounted to US$3,637.1 million, primarily arising from contracted construction costs or other capital commitments for future property developments, operating lease obligations and debt obligations. Of this amount, US$2,439.0 million was due within one year.

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

We are subject to certain restrictive covenants in our loan agreements with certain commercial banks. Certain loan agreements contain covenants providing that, among other matters, we or our relevant PRC operating subsidiaries may not enter into mergers, joint ventures or restructurings, decrease our registered share capital, transfer material assets, including shares of subsidiaries, engage in material investments, liquidate, change our shareholding, or distribute dividends without the relevant lenders’ prior written consent or unless we fully settle the outstanding amounts under the relevant loan agreements. In addition, certain of our loan agreements contain cross-default clauses. If any cross-default occurs, these banks are entitled to accelerate payment of all or any part of the loan under their relevant loan agreements and to enforce all or any of the security for such loans. Further, the onshore corporate bonds issued by Xinyuan (China) Real Estate, Ltd., or Xinyuan China, our wholly-owned PRC subsidiary, contain restrictions on certain business activities of Xinyuan China when in default on payment of interest or principal, including, among others, limitations on distributions of net income, limitations on certain expenditures, or business combination transactions. Our future bank and other borrowings may contain similar restrictions or cross-default provisions. We firstly did not make payments in full for the June 2022 Senior Secured Notes (as defined below) at maturity on June 29, 2022. The total amount due and payable, including principal and interests, was RMB545.3 million. The default also triggered cross-default of other senior notes issued by us with carrying amount of US$641.7 million. We also breached certain covenants relating to bank and other borrowings of US$624.9 million as at 31 December 2022. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Securities – Senior Secured Notes.”

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

In addition, our obligations under our senior secured notes are guaranteed by various of our subsidiaries, and the guarantee by our wholly-owned subsidiary, Xinyuan Real Estate, Ltd., which indirectly holds all of our assets and operations in China, is secured by a pledge of our shares of the other guarantor subsidiaries subject to limited exceptions. If we default under any of the senior secured notes, the holders thereof may enforce their claims against those shares. In such an event, the holders of the notes could gain ownership of the shares of Xinyuan Ltd., and, as a result, own and control all of our subsidiaries in China. We conduct substantially all of our operations in China, and if we default under any of the Notes, we could lose control or ownership of our assets and operations in China.

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

In our China markets, our results of operations, financial condition and prospects are influenced by social, economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the framework and style of government supervision, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The PRC government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020, 2021 and 2022 was severe. Any slowdown in China’s economic development could lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of homes, and our homebuyers may also defer, reduce or cancel purchases of our units. We have experienced volatilities in demand from time to time in the recent years due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices. To the extent any fluctuations in the Chinese economy significantly affect homebuyers’ demand for our units or change their spending habits, our results of operations may be materially and adversely affected.

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

Substantially all of our project construction and related work are outsourced to third-party contractors, their performance may not meet our level of standards or specifications. Negligence, delay or poor work quality by contractors may result in defects in our buildings or residential units, which could in turn cause us to suffer financial losses, harm our reputation or expose us to third-party claims. If the performance of any third party contractor is not satisfactory or is delayed, we may need to replace such contractor or take other actions to remedy the situation, which could adversely affect the cost and construction progress of our projects, and which could cause the completion of our property developments to be delayed. We work with multiple contractors on different projects and cannot guarantee that we can effectively monitor their work at all times. Although our construction and other contracts contain provisions designed to protect us, we may be unable to successfully enforce these rights and, even if we are able to successfully enforce these rights, the third-party contractors may not have sufficient financial resources to compensate us. Moreover, the contractors may undertake projects from other property developers, engage in risky undertakings or encounter financial or other difficulties, such as supply shortages, labor disputes or work accidents, which may cause delays in the completion of our property projects or increases in our costs. In addition, consistent with what we believe is the customary industry practice in China, our contractors typically do not maintain insurance coverage on our properties under construction.

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

We depend on cash flows from pre-sale of properties as an important source of funding for our property development projects. Under current PRC laws and regulations, property developers must fulfill certain conditions before they can commence pre-sale of the relevant properties and may only use pre-sale proceeds to finance the construction of the specific developments. In addition, a number of cities in which we are operating business, such as Tianjin, Sichuan, Zhejiang and Qingdao, have established local rules and conditions for the pre-sale permits application, especially for the custody of pre-sale funds. Such local regulatory measures have not materially affected or restricted our operation or our use of pre-sale funds yet. However, we cannot assure you that the PRC national government or the local governmental authorities will not implement further restrictions on the pre-sale of properties, which may affect our cash flow position and force us to seek alternative sources of funding for much of our property development business.

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

With our operations in the U.S. markets and now other non-PRC jurisdictions, we have seen and expect to continue to experience an increasing need of non-RMB financings with respect to project developments and future expansions. We currently satisfy our non-RMB denominated financing requirements through four ways: dividends distributions from our PRC subsidiaries, which are subject to 10% withholding tax payment, back-to-back loan arrangements, high yield bond issuances and construction loan financing from local banks. Under back-to-back loan arrangements, our PRC subsidiaries make deposits denominated in RMB into banks in China as collateral to request the banks in China to issue standby letters of credit denominated in U.S. dollars or other currencies in the same amount as the RMB collateral to their outbound branches, and our project companies outside the PRC enter into loans denominated in U.S. dollars or other currencies with such outbound branches in the same amount specified in such standby letters of credit in accordance with to the Provisions on the Administration of Foreign Exchange for Cross-border Guarantee issued by the State Administration of Foreign Exchange of the People’s Republic of China, or the SAFE, effective June 1, 2014. SAFE registration requirements apply to overseas back-to-back loan arrangements and the use of proceeds of such loans must comply with certain requirements. On August 4, 2017, the National Development and Reform Commission, or the NDRC, Ministry of Commerce, or the MOFCOM, PBOC and Ministry of Foreign Affairs, or the MFA, jointly issued Guiding Opinions on Further Directing and Regulating the Direction of Overseas Investments, or Opinion 74. Under Opinion 74, outbound investment into real estate industry is restricted. The back-to-back loan arrangement may face strict scrutiny of banks in China. Any change in laws or regulations to restrict or forbid back-to-back loan transactions in the future may adversely affect our non-PRC companies’ financing. In addition, we are exposed to exchange rate fluctuation and foreign exchange control risks under the current back-to-back loan model, which may adversely affect our business condition and results of operation.

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

We pre-sell properties before actual completion and, in accordance with PRC industry practice, our customers’ mortgage banks require us to guarantee our customers’ mortgage loans. Typically, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total mortgage loan amount until the completion of the registration of the mortgage with the relevant mortgage registration authorities, which generally occurs within six to 12 months after the purchasers take possession of the relevant properties. In line with what we believe to be industry practice, we rely on the credit evaluation conducted by mortgagee banks and do not conduct our own independent credit checks on our customers. The mortgagee banks typically require us to maintain, as restricted cash, up to 10% of the mortgage proceeds paid to us as security for our obligations under such guarantees. If a purchaser defaults on its payment obligations during the term of our guarantee, the mortgagee bank may deduct the delinquent mortgage payment from the security deposit. If the delinquent mortgage payments exceed the security deposit, the banks may require us to pay the excess amount. If multiple purchasers’ default on their payment obligations, we will be required to make significant payments to the banks to satisfy our guarantee obligations. Factors such as a significant decrease in housing prices, increase in interest rates or the occurrence of natural catastrophes, among others, could result in a purchaser defaulting on its mortgage payment obligations. If we are unable to resell the properties underlying defaulted mortgages on a timely basis or at prices higher than the amounts of our guarantees and related expenses, we will suffer financial losses. We paid US$4,557,522, US$3,723,398 and US$4,068,840 to satisfy guarantee obligations related to customer defaults in 2020, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, our outstanding guarantees in respect of our customers’ mortgage loans amounted to US$2,156.3 million and US$2,110.5 million, respectively. If substantial defaults by our customers occur and we are called upon to honor our guarantees, our financial condition, cash flow and results of operations will be materially adversely affected.

Our level of indebtedness could have an adverse effect on our financial condition, diminish our ability to raise additional capital to fund our operations and limit our ability to explore business opportunities.

As of December 31, 2022, the outstanding balance of our total indebtedness amounted to US$2,140.4 million. Our level of indebtedness could have an adverse effect on us. For example, it could:

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

The rates of interest payable on our PRC long-term bank loans are adjustable based on the range of 100.00% to 189.47% of the PBOC benchmark rate, which fluctuates from time to time. As of December 31, 2022, the principal amount of our aggregate outstanding variable rate debt was US$403.7 million. A hypothetical 1% increase in annual interest rates would increase our interest expenses by US$4.0 million based on our debt level on December 31, 2022. In connection with our U.S. projects and UK projects, we enter into U.S. dollar and British pound denominated loans, which will subject us to additional interest rate fluctuation risks, including fluctuations of the London Interbank Offered Rate, or LIBOR. For a further discussion of interest rate sensitivity, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk.”

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

In recent years, we expanded our operations into the U.S., Malaysia and UK while also expanding our operations in China. Such expansion, with more diversified business, focuses in terms of market regions and types of business, demand proper allocation of our management resources. In addition, our Malaysia acquisition which involves land reclamation activities, our acquisitions of Beijing Ruizhuo Xitou Development Co., Ltd., or Xitou, Beijing Ruizhuo Xichuang Technology Development Co., Ltd., or Xichuang, and Beijing I-Journey Science and Technology Development Co., Ltd., or I-Journey, which extends the group’s business to provide real estate and property management related technology services, in which we have no prior experience and which presents risks we have not previously encountered or dealt with, may require additional skill sets on the part of our management. If our management fails to satisfy these increased demands, we may not be able to carry out our business expansion and project development successfully. In addition, if we are unable to recruit or retain a sufficient number of qualified employees for the continuation and expansion of our business, our business and prospects may be adversely affected.

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

In China, the government is still ramping up regulations with regard to personal information protection. On October 1, 2020, the Information Security Technology – Personal Information Security Specification (GB/T 35273-2020), or 2020 Specification, took effect. Although the 2020 Specification is a recommended guideline, and it is not enforceable by law, the authority will use this standard to evaluate our compliance with China’s legal guidelines and regulations re personal information protection. On August 20, 2021, the Standing Committee of the National People’s Congress, or SCNPC, promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which integrates various rules with respect to personal information rights and privacy protection. The Personal Information Protection Law, which took effect on November 1, 2021, seeks to protect the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within China, as well as certain personal information processing activities conducted by entities outside China for natural persons within China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. The Personal Information Protection Law provides severe punishment for violations of the regulations relating to the processing of personal information.

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

The PRC regulatory authorities have also undertaken recent efforts to enhance the supervision and regulation of cross-border data transmissions. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transmission, which came into effect on September 1, 2022 and regulate security assessment procedures with respect to cross-border data transfers by data processors of important data and personal information that is collected and generated during operations within the PRC. The Measures for the Security Assessment of Cross-border Data Transmission provide a six-month transition period (beginning from the regulation’s effective date) for data processors to rectify their compliance with the security assessment requirements with regard to cross-border data transfers carried out before these measures take effect (September 1, 2022). As these measures came into effect recently, substantial uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operations and the value of our securities.

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

As of December 31, 2022, we had approximately 86,951, 116,288, 12,187, 18,936 and 3,904 square meters of retail investment properties in Zhengzhou, Xi’an, Changsha, Chengdu and Kunshan, in China, and approximately 28,090 square feet of retail investment properties in New York, respectively. As of December 31, 2022, we also had four projects under construction at which we plan to develop commercial property for lease with a planned GFA of approximately 203,270 square meters. We anticipate that we may prudently and gradually increase our retail and commercial investment properties as appropriate opportunities arise in the future. Any form of real estate investment is difficult to liquidate and, as a result, our ability to sell our properties in response to changing economic, financial and investment conditions is limited. In addition, we may also need to incur operating and capital expenditures to manage and maintain our properties, or to correct defects or make improvements to these properties before selling them. We cannot assure you that we can obtain financing at a reasonable cost for such expenditures, or at all.

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

We have partnered with a number of business partners and established joint ventures and associates with third parties and may continue to do so in the future. The performance of such business ventures has affected, and will continue to affect, our results of operations and financial position. We and our business venture partners provided capital to our jointly established project companies in proportion to our shareholding percentages in order to fund such project companies’ land acquisition efforts and working capital requirements. Once these project companies commence pre-sale and generate cash flow, they will repay such capital to us on demand. Therefore, the timing of such business ventures’ capital requirements, the financial performance of these business ventures and their ability to repay may materially and adversely affect our results of operations. With respect to our subsidiaries with minority interest holders, our consolidated financial results may be directly impacted and the profit attributable to our Group may be diluted. With respect to joint ventures and associates, we generally expect to incur share of loss in such joint ventures or associates until their respective development of property projects completes and starts to contribute revenue. As of December 31, 2020, 2021 and 2022, we had a total of 14, 16 and 14 joint ventures and associates, respectively.

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

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the China Securities Regulatory Commission, or CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our follow-on offering of securities may be subject to approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and any failure to obtain or delay in obtaining the CSRC approval for such future offering would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

In addition, on February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and five relevant guidelines on the application of the Regulatory Rules, which took effect on March 31, 2023, requiring the overseas securities offerings or listings of Chinese domestic companiesto be filed with the CSRC. The Overseas Listing Trial Measures clarify the scope of overseas offerings or listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among other things, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures must fulfill their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on securities offering on the same overseas market, and follow the relevant reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder, including any (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. In addition, where the main business of an issuer undergoes a material change after an overseas offering and listing, and is therefore beyond the scope of the business stated in the original filing documents, such issuer shall follow the relevant reporting requirements within three working days after occurrence of such changes.

As of the date of this annual report, we are not required by the CSRC to make the above filings, however, if we conduct a new issuance of securities on the stock market, we are required by the Overseas Listing Trial Measures to fulfill relevant filing obligations within three working days upon the competition of the new securities offering. If we are found in violation of these provisions or measures, the competent Chinese authorities may impose administrative regulatory measures, such as orders for correction, warnings, fines, and may subject us to legal liability in accordance with PRC laws and regulations.

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

According to the relevant PRC laws and regulations, if we fail to develop a property project according to the terms of the land use rights grant contract, including those relating to the payment of land premiums, specified use of the land and the time for commencement and completion of the property development, the PRC government may issue a warning, may impose a penalty or may order us to forfeit the land. Specifically, under current PRC laws and regulations, if we fail to pay land premiums in accordance with the payment schedule set forth in the relevant land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us, impose late payment penalties or even require us to forfeit the related land to the PRC government. The late payment penalties are usually calculated based on the overdue days for the land premium payments. Furthermore, if we fail to commence development within one year after the commencement date stipulated in the land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us and impose an idle land fee on the land of up to 20% of the land premium. If we fail to commence development within two years, then upon approval by the competent local branch of the PRC government, the land may be subject to forfeiture to the PRC government without any compensation. Even if the commencement of the land development is compliant with the land use rights grant contract, if the developed GFA on the land is less than one-third of the total GFA of the project that should have been under construction and development or the total capital invested is less than one-fourth of the total investment of the project and the suspension of the development of the land continues for more than one year without government approval, the land will also be treated as idle land and be subject to penalty or forfeiture.

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

We obtained completion acceptance certificates for all of our completed properties as of December 31, 2022. However, we cannot be certain that local government authorities will not determine that the total constructed GFA upon completion of our existing projects under development or any future property developments exceed the relevant authorized GFA. Any such non-compliance could lead to additional payments or penalty, which would adversely affect our financial condition. We have not incurred material amounts of any such payments or penalties since the founding of our company.

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

We have been, in the past, and may be, in future, involved in disputes with various parties relating to the acquisition of land use rights, the development and sale of our properties or other aspects of our business and operations. These disputes may lead to legal or other proceedings and may result in substantial costs and diversion of resources and management’s attention. Disputes and legal and other proceedings may require substantial time and expense to resolve, which could divert valuable resources, such as management time and working capital, delay our planned projects and increase our costs. Third parties that are found liable to us may not have the resources to compensate us for our incurred costs and damages. We could also be required to pay significant costs and damages if we do not prevail in any such disputes or proceedings. In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings and unfavorable decrees that result in pecuniary liabilities and cause delays to our property developments. As of December 31, 2022, we were not involved in disputes with our local government enterprises, joint venture partners, contractors and property sales agents. Any unfavorable judgment in our current legal proceedings or any involvement in further legal proceedings or disputes may materially and adversely affect our business, financial condition and results of operations. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

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

The Enterprise Income Tax Law of the PRC, or the EIT Law, became effective as of January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, and the Implementation Rules for the EIT Law issued by the PRC State Council became effective as of January 1, 2008 and was amended on April 23, 2019. The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the Implementation for the EIT Law. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our PRC subsidiaries. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our PRC subsidiaries, it will materially and adversely affect the amount of dividends received by us from our PRC subsidiaries.

We may be deemed a PRC resident enterprise for PRC tax purposes under the EIT Law and be subject to the PRC taxation on our worldwide income.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income. Under the Implementation Rules for the EIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Under the Notice on the Issues Regarding Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria, or Circular 82, which was retroactively effective as of January 1, 2008 and amended on November 8, 2013, January 29, 2014 and December 29, 2017, an overseas incorporated, domestically-controlled enterprise will be recognized as a PRC resident enterprise if it satisfies certain conditions. Further, the State Administration of Taxation, or the SAT, issued the Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, and was amended on April 17, 2015, June 28, 2016 and June 15, 2018, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarified certain issues relating to the determination of PRC tax resident enterprise status, post-determination by administration and the authorities responsible for determining offshore-incorporated PRC tax resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the in-charge tax authorities from an offshore-incorporated PRC tax resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC tax resident enterprise. However, as Circular 82 and Bulletin 45 only apply to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents or non-PRC enterprises such as our company. It is still unclear whether PRC tax authorities would require us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations. Notwithstanding the foregoing, the EIT Law also provides that, if a PRC resident enterprise already invests in another PRC resident enterprise, the dividends received by the investing resident enterprise from the invested resident enterprise will be exempt from PRC income tax, subject to certain qualifications. Therefore, if we are classified as a PRC resident enterprise, the dividends received from our PRC subsidiaries may be exempt from income tax in China. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company with indirect ownership interests in PRC resident enterprises through intermediary holding companies.

Dividends payable by us to our non-PRC investors and gain on the sale of our ADSs may become subject to taxes under PRC tax laws.

Under the Implementation Rules for the EIT Law, a PRC income tax rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. For non-PRC individual investors, under the PRC Individual Income Tax Law, if we are deemed as a PRC “resident enterprise”, there could be a PRC income tax at a rate of 20% for such dividends or gains, if such income is considered as having been derived from within China. It is unclear whether dividends we pay with respect to our ADSs, or the gain you may realize from the transfer of our ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the Implementation Rules for the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or non-PRC individuals, or if you are required to pay PRC income tax on the transfer of our ADSs, the value of your investment in our ADSs may be materially and adversely affected.

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

Since 2016, the local governments of several cities in the PRC have implemented a series of measures designed to stabilize the growth of the property market on a more sustainable level. These tightening measures have affected some of the cities where we operate, including Zhengzhou, Suzhou, Chengdu, Jinan, Tianjin, Beijing, Xi’an and Changsha. Since 2017, certain local governments in the PRC further implemented measures to control the increase of property sale prices and stabilize the real estate market. For example, in March 2017, the municipal city of Tianjin requested non-local residents to provide social insurance certificates and individual income tax contribution certificates issued by Tianjin’s competent authorities before such non-local residents were permitted to purchase a residential property. In April 2018, Hainan province adopted measures to limit each local resident from purchasing more than one residential property. In September 2020, the city of Chengdu adopted a five-year limit for residents to transfer or sell newly purchased residential property. These measures regulate various aspects of the property market, including: (i) land acquisition financing, (ii) pre-sale management, (iii) sale price restriction (for example, Suzhou requires developers to file sale prices at the price filing systems of relevant authorities), (iv) purchaser qualification and (v) purchaser financing. These local measures may also cause adverse and material impacts on our business operations and financial results.

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

Our results of operations, financial condition and prospects are influenced by social, economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the framework and style of government supervision, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The PRC government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020, 2021 and 2022 was severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our property and materially and adversely affect our business and results of operations.

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

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties or otherwise limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise adversely affect us.

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

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated in recent years due to, among other things,

●	the trade war between the two countries since 2018;
●	the COVID-19 pandemic;
●	the PRC National People’s Congress’ passage of Hong Kong national security legislation;
●	the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government;
●	various executive orders issued by the U.S. government, which include, among others,
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

●	the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures promulgated by the MOFCOM, on January 9, 2021, which applies to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country.

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

The Chinese economy has been recovering steadily from the impact of COVID-19 since the second half of 2020, however, during 2021 and 2022, there were a considerable amount of new COVID-19 cases, including primarily the COVID-19 Omicron variant cases, in various cities in China. The Chinese local authorities had reinstated certain measures to keep COVID-19 in check, including travel restrictions and stay-at-home orders. Although China began to modify its COVID-19 control policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022, there remains substantial uncertainty about the future dynamic of the COVID-19 pandemic, which may have potential continuing impacts on subsequent periods, if the global pandemic and the resulting disruption were to extend over a prolonged period. The recurrence of COVID-19 in the China and continuance of the outbreak in other parts of the world, could adversely impact our company’s business operations or the business operations of our company’s customers and partners thus in turn having an adverse impact on our business, results of operations and financial condition. There remain substantial uncertainties about the dynamic of the COVID-19 pandemic, including, but not limited to, with respect to the logistics of distribution and the efficacy of any vaccine program or with respect to new strains or variants of the virus, which may have potential continuing impacts on subsequent periods if the pandemic and the resulting disruption were to extend over a prolonged period.

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

We are also vulnerable to natural disasters and other calamities, such as fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events, which could cause construction delays and business interruptions. For example, certain areas in Henan Province, China, where a significant portion of our development projects are located, experienced a heavy rainfall which was unexpected and caused widespread flooding in July 2021. The flooding resulted in interruptions of our business and construction in Henan Province, which materially and adversely affected our results of operations and financial condition in 2021.

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

United States regulators may be limited in their ability to conduct investigations or inspections of our operations in China.

The increased regulatory scrutiny of U.S.-listed companies with operations in China could add uncertainties to our business operations, share price and reputation. Although the audit reports of Assentsure PAC incorporated by reference into this report are prepared by our auditors in Singapore who are subject to inspection by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB and, as such, future investors may be deprived of the benefit of such complete inspections, which could result in limitations or restrictions on our ability to access the U.S. capital markets. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) or the Accelerating Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq or the over-the-counter market, may determine to delist our securities.

U.S. public companies that have or had a substantial portion of their operations in China have been the subject of heightened scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate government policies or a lack of adherence thereto and, in many cases, allegations of fraud.

As part of increased regulatory focus in the United States on access to audit information, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, under the HFCA Act, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE and Nasdaq, or in the U.S. over-the-counter markets. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which, among other things, amended the HFCA Act to reduce from three years to two years the number of consecutive years an issuer can be identified as an identified issuer before the SEC can prohibit an issuer’s securities from trading on any U.S. national securities exchange and on the over-the-counter market. Accordingly, our securities may be prohibited from trading on Nasdaq or other U.S. stock exchange if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditors are not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued PCAOB Rule 6100 Board Determinations Under the Holding Foreign Companies Accountable Act. The PCAOB notified the SEC that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong because of the positions taken by authorities in mainland China and Hong Kong. The PCAOB issued a Determination Report on December 15, 2022, determining that the PCAOB secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, and vacating the 2021 Determinations to the contrary. However, the PCAOB further noted that it will act immediately to consider the need to issue a new determination if the PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access. While the audit reports of Assentsure PAC incorporated by reference into this report are prepared by auditors based in Singapore who are subject to inspection and investigation by the PCAOB, there can be no assurance that our auditor or we will be able to comply with these and other requirements imposed by U.S. regulators in the future. The market prices of our Ordinary Shares and/or other securities could be adversely affected as a result of possible negative impacts of the HFCA Act and other similar rules and regulations.

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

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice and also under the Sarbanes-Oxley Act against five PRC-based accounting firms, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. Four of these PRC-based accounting firms appealed to the SEC against this decision and, on February 6, 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CRSC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice for four years after entry of the settlement. The four-year mark occurred on February 6, 2019. We cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with the U.S. law in connection with the U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties, such as suspensions.

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

The trading price of our ADSs has been, and is likely to continue to be, volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the high and low closing prices of our ADSs in 2022 were US$12.10 and US$3.76, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the U.S. may affect the volatility in the prices of and trading volumes for our ADSs. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards other companies with business operations located mainly in China and listed in Hong Kong and/or the U.S. and consequently, may impact the trading performance of our ADSs. In addition to market and industry factors, the prices and trading volumes for our ADSs may be highly volatile for specific business reasons, including:

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

When the trading price of our ADRs falls below US$1.00, we are considered below compliance standards pursuant to the listing requirements of the NYSE and could result in the delisting of our common stock by the NYSE. As the average trading price of our ADRs remained below US$1.00 for 30 consecutive trading days or more, the NYSE sent us a deficiency notice on December 14, 2021 and required the stock price to be brought back above US$1.00 within six months prior to May 13, 2022. On May 2, 2022, the NSYE notified us that a calculation of the Company’s average stock price from the 30-trading days ended April 29, 2022 has been above the US$1.00 based on a 30-trading day average. As a result, the Company regained compliance. However, our average trading price over the 30 consecutive trading days ended June 23, 2022 fell below US$1.00 again, for which, the NYSE sent us a deficiency notice on June 24, 2022 and required the stock price to be brought back above US$1.00 within six months prior to December 23, 2022. On December 27, 2022, the NYSE confirmed that a calculation of the Company’s average stock price for the 30-trading days ended December 27, 2022 has been above the NYSE’s minimum requirement of $1.00 based on a 30-trading day average. As a result, the Company regained compliance.

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

The sales of our ADSs or common shares in the public market, or the perception that such sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2022, we had 108,029,257 common shares outstanding, including 74,405,373 common shares represented by 3,720,269 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act, other than those held by affiliates which are subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. The remaining common shares outstanding are available for sale, subject to any volume and other restrictions as applicable under Rule 144. The sale or perceived sale of a substantial amount of our ADSs by any principal shareholder could adversely affect the prevailing market price for our ADSs. Such sales or perceived sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. To the extent that common shares (in the form of ADSs) are sold into the market, the market price of our ADSs could decline.

The interests of our major shareholders may not be aligned with the interests of our other shareholders.

As of December 31, 2022, Mr. Yong Zhang, Chairman of our board of directors, and Ms. Yuyan Yang, also a board member, beneficially owned 29.54% and 26.29%, respectively of our share capital. Accordingly, they each have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership by our major shareholders may result in actions being taken even if opposed by our other shareholders. In addition, it may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

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

Our ADSs are listed on the NYSE. The NYSE corporate governance listing standards permit a foreign private issuer, like us, to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. For example, Cayman Islands does not require us to comply with the following corporate governance listing standards of the NYSE:

●	having the majority of our board of directors composed of independent directors;
●	having a minimum of three members in our audit committee;
●	holding annual shareholders’ meetings;
●	having a compensation committee composed entirely of independent directors;
●	having a nominating and corporate governance committee composed entirely of independent directors; and
●	requiring members of the audit committee to satisfy certain independence criteria in addition to those of Rule 10A-3 of the Exchange Act;
●	requiring shareholders to approve the adoption or material revision of any equity compensation plan; and
●	requiring shareholders to approve certain issuances of our equity securities.

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

The rules governing passive foreign investment companies, or PFICs, can have adverse effects for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our business, although not free from doubt, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2022.

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

ITEM 4 INFORMATION ON THE COMPANY

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

The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants, including us, that make electronic filings with the SEC using its EDGAR system. Our website is www.xyre.com. The information contained on our website does not form part of this annual report.

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

We have steadily operated our business during the past three years. We had 28 projects with a total GFA of 4,018,171 square meters under construction as of December 31, 2019, and 22 projects with a total GFA of 4,015,996 square meters under construction as of December 31, 2022. We have initiated seven new projects with a total GFA of 1,309,151 square meters under planning as of December 31, 2022. As of December 31, 2022, we completed 68 projects with a total GFA of approximately 10,942,634 square meters and comprising a total of 123,421 units, more than 98% of which have been sold. In 2020, 2021 and 2022, our revenues were US$1,745.8 million, US$1,536.0 million and US$950.0 million. We had net loss of US$67.5 million, US$413.3 million and US$258.7 million in 2020, 2021 and 2022, respectively.

While our primary focus has been in China, we see potential opportunities for residential real estate development in other jurisdictions that might be attractive to both Chinese and U.S. buyers. In 2012, we acquired an 8,094 square meters parcel of land in the Williamsburg neighborhood of Brooklyn, New York, for US$54.2 million, on which we built 216 condominium units with a net saleable floor area of approximately 30,855 square meters, the New York Oosten Project. Our New York Oosten Project started construction in November 2013 and was delivered in December 2016. As of December 31, 2022, the project recognized a total revenue of US$302.1 million from the sales of 194 units out of 216 total units. In January 2016, we also acquired a parcel of land in midtown Manhattan, New York, for US$57.5 million. As of December 31, 2022, we completed superstructure construction, precast concrete facade, and windows installation at the Hudson Garden project, BLOOM ON FORTY FIFTH. During 2021, the project’s design drawings were optimized, increasing the number of residential units from 82 to 92. As of December 31, 2022, the project recognized a total revenue of US$41.0 million from the sales of 28 units out of 92 total units. Of the total saleable 34,903 square feet of retail/commercial space, a total of 28,090 square feet have been leased to a leading U.S. department store chain, Target, for a 20-year term and another 1,910 square feet have been leased to a dermatologist’s office for a 15-year lease term. The construction is currently ahead of schedule and within budget. The building is expected to have 92 condominium units from floors two through seven with a unit mix consisting of 17 studios, 45 one-bedroom units, 24 two-bedroom units, two three-bedroom duplex units, two three-bedroom penthouse units, and two four-bedroom duplex units. In August 2016, we acquired a parcel of land in the Flushing neighborhood of Queens, New York for US$66.0 million. The land allows for a mixed-use development comprising approximately 30,112 square meters under approved plans. At this RKO project in Flushing, New York City, the demolition of the existing building with the exception of the landmark portion was completed as of December 31, 2021. All historic artifacts have been removed from the site and are being restored offsite. The professional consultants continue to develop the plans and specifications while working through the various entitlements and approvals. The current development scheme is being evaluated to address current market conditions and highest and best use analysis.

In 2014, we acquired 100% share of a Malaysian company, which is engaged in land reclamation development for a total of 170 acres (approximately 687,966 square meters). The reclamation work was formally commenced in July 2018 and has been completed in 2020.

On March 21, 2018, we acquired from ED Group, a 50% equity stake in MDL, the developer of the Amory Tower project (previously named as the Madison project), via our wholly-owned subsidiary Xinyuan International (HK) Property Investment Co., Limited for a total consideration of US$19.1 million. The Amory Tower Project site extends to 0.38 hectares (or approximately 0.94 acres) and is located adjacent to Canary Wharf, one of Europe’s largest commercial centers. Permission was granted in March 2015 to develop a 53-story building comprised of 423 residential apartments, including 319 private apartments and 104 affordable apartments, with approximately 425 square meters of community facilities. The project achieved practical completion as of December 31, 2021, which marked the completion of construction. As of December 31, 2021, all of the 104 affordable apartments were pre-sold. Of the remaining 319 apartments, 305 apartments have been sold as of December 31, 2022, representing 96% of the total number of units. We will continue to seek international investment opportunities that have high growth potential and are in line with our investment return metrics and long-term business plan.

We also plan to retain and develop commercial portions of some of our properties, such as shopping malls, supermarkets or hotels, and to lease and manage those properties ourselves. As of December 31, 2022, we completed seven similar projects, including (i) Xi’an Xinyuan Metropolitan Shopping Center with a total GFA of approximately 116,000 square meters, located in Xi’an city, Shaanxi Province, (ii) Xingyang Xindo Park Shopping Center with a total GFA of approximately 15,000 square meters, located in Xingyang city, Henan Province, (iii) Changsha Xindo Park Shopping Center with a total GFA of approximately 12,000 square meters, located in Changsha city, Hunan Province, (iv) Chengdu Xindo Park Shopping Center with a total GFA of approximately 19,000 square meters, located in Chengdu city, Sichuan Province, (v) Zhengzhou Xindo Park Shopping Center with a total GFA of approximately 24,000 square meters, located in Zhengzhou city, Henan Province, (vi) Kunshan Xindo Park Shopping Center with a total GFA of approximately 4,000 square meters, located in Kunshan city, Jiangsu Province, and (vii) Target Shopping Center with a total GFA of approximately 28,090 square feet, located in New York. As of December 31, 2022, we had 4 projects under construction in which we will retain approximately 203,000 square meters of GFA for development as commercial properties held for lease.

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

The following table sets forth the numbers of our projects and the total GFA in each region indicated as of December 31, 2022:

	Properties	Properties			Total
	under	under	Properties	Completed	number
	Construction	planning	held for	projects	of	Total
	(m2)	(m2)	sale (m2)	(m2)	projects	GFA (m2)
China
Beijing	87,304	—	—	133,096	2	220,400
Chengdu	741,594	—	—	651,416	4	1,393,010
Zhengzhou	2,025,136	885,896	—	4,593,964	53	7,504,996
Jinan	—	—	—	1,772,639	7	1,772,639
Hefei	—	—	—	145,455	1	145,455
Suzhou	156,442	—	—	943,768	10	1,100,210
Kunshan	—	—	—	975,034	4	975,034
Xuzhou	—	—	—	232,607	2	232,607
Sanya	—	—	—	119,237	1	119,237
Shanghai	—	—	—	57,770	1	57,770
Changsha	—	—	—	415,343	3	415,343
Xi’an	198,846	—	—	287,164	2	486,010
Zhuhai	—	70,000	—	—	1	70,000
Tianjin	—	—	—	283,777	2	283,777
Qingdao	380,588	—	—	161,877	2	542,465
Dalian	107,926	—	—	—	3	107,926
Wuhan	—	185,000	—	—	1	185,000
Huzhou	123,756	—	—	—	1	123,756
Foshan	194,404	138,143	—	—	2	332,547
Taizhou	—	—	—	128,397	1	128,397
Sub Total	4,015,996	1,279,039	—	10,901,544	103	16,196,579
United States
Irvine (1)	—	—	2,865	—	1	2,865
Nevada (2)	—	—	N/A	—	1	N/A
New York	—	30,112	—	41,090	3	71,202
Total	4,015,996	1,309,151	2,865	10,942,634	108	16,270,646
(1)	The finished condominium project is located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters of the total 72 units from a major United States developer in August 2012. All units were sold as of December 31, 2015.
(2)	Northern Nevada Land Portfolio is a project portfolio comprised of 325 finished lots and 185 acres of undeveloped land at eight different sites in the northern Nevada region near the Reno-Spark metropolitan area. All lots and acres were sold as of December 31, 2015.

For a discussion of revenues from each geographical segment in each of 2021 and 2022, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Discussion of Segment Operations.”

Our Property Projects

Overview

We offer the following four main types of real estate property products:

●	multi-layer apartment buildings, which, in China, are typically six stories or less and normally require nine to 12 months to construct after we obtain the related construction permit;

●	sub-high-rise apartment buildings, which, in China, are typically seven to 11 stories and normally require 12 to 18 months to construct after we obtain the related construction permit;
●	high-rise apartment buildings, which, in China, are typically 12 to 33 stories and normally require 18 to 24 months to construct after we obtain the related construction permit; and
●	offices, mixed-use and commercial properties which we have offered since 2012.

Our projects are in one of the following five stages:

●	properties under construction, comprising properties for which the construction permits have been obtained;
●	properties under planning, comprising properties for which we have entered into land grant contracts and are in the process of obtaining the required permits to begin construction;
●	completed projects, comprising projects for which construction has been completed;
●	properties held for lease, comprising projects for which construction has been completed and which we plan to hold and manage and;
●	properties held for sale, comprising land and properties which we purchase and hold for sale.

The following table sets forth each of our properties currently under construction or planning as of December 31, 2022:

							Total	Number
		Type	Construction	Pre-sale			Number	Of
		of	Commencement	Commencement	Total	Total	Of	Units	GFA
Project Name	Location	Products (1)	Date	Date (2)	Site Area (m2)	GFA (m2)	Units (3)	Sold	Sold (m2)
Chengdu Xinyuan City	Chengdu	MU	06/2018	09/2018	200,906	741,594	6,577	4,521	549,223
Xingyang Splendid IV	Zhengzhou	H	05/2018	09/2018	9,976	152,238	1,506	1,465	140,779
Xinyuan Golden Water View City	Zhengzhou	H/C	10/2017	11/2018	45,067	355,301	2,935	1,606	176,092
Zhengzhou Fancy City III	Zhengzhou	H	03/2018	10/2018	27,599	80,628	922	835	79,098
Zhengzhou International New City III C	Zhengzhou	H	06/2018	10/2018	27,231	82,965	1,808	1,796	81,561
Zhengzhou International New City IV	Zhengzhou	H	09/2018	12/2018	50,966	202,103	1,723	1,719	196,679
Dalian International Health Technology Town I	Dalian	M/H	10/2018	12/2018	58,740	98,733	933	932	98,636
Xingyang Splendid V	Zhengzhou	H	04/2019	07/2019	34,308	80,486	708	699	78,089
Zhengzhou International New City IV B10	Zhengzhou	H	07/2018	12/2018	35,181	92,842	1,432	1,289	79,624
Zhengzhou International New City A04	Zhengzhou	H	04/2018	11/2019	19,200	105,987	2,591	1,996	102,060
Foshan Xinchuang AI International Science And Technology Innovation Valley I	Foshan	H	05/2019	10/2019	66,665	194,404	1,712	1,296	145,174
Huzhou Silk Town (4)	Huzhou	MU	08/2019	12/2019	84,166	123,756	1,262	132	48,657
Lingshan Bay Dragon Seal	Qingdao	M/H	05/2019	07/2020	340,400	380,588	4,745	1,010	153,843
Tongzhou Xinyuan Royal Palace	Beijing	H	07/2020	12/2020	42,444	87,304	802	524	60,510
Suzhou He’an Garden (5)	Suzhou	H	12/2019	05/2020	118,667	156,442	1,668	1,638	153,520
Derun project I	Zhengzhou	H	07/2020	07/2020	49,718	122,246	1,036	1,036	122,246
Dalian International Health Technology Town II	Dalian	M	08/2020	09/2020	12,548	9,193	71	70	9,052
Xinyuan Yuanyang Zhen Garden (6)	Zhengzhou	H	05/2021	05/2021	8,123	142,001	1,384	873	87,275
Xinyuan Zijin Royal Palace (7)	Zhengzhou	H	08/2021	09/2021	39,371	198,025	1,670	184	19,245
Xinyuan Yue Royal Palace	Zhengzhou	MU	01/2021	06/2021	79,090	275,715	2,238	445	55,931
Xi’an Xinyuan Royal Palace	Xi’an	MU	01/2021	02/2021	80,673	198,846	1,159	1,149	196,301
Zhengzhou Hangmei International Wisdom City II	Zhengzhou	C	07/2018	01/2019	46,357	134,599	165	133	127,939
Subtotal					1,477,396	4,015,996	39,047	25,348	2,761,534
Wuhan Canglong Royal Palace	Wuhan	MU	TBD	TBD	53,787	185,000	TBD	—	—
Zhengzhou International New City (pending staging)	Zhengzhou	TBD	TBD	TBD	180,321	862,696	TBD	—	—
Zhuhai Xin World	Zhuhai	MU	TBD	TBD	14,107	70,000	TBD	—	—
Zhengzhou Hangmei Project (pending staging)	Zhengzhou	TBD	TBD	TBD	11,183	23,200	TBD	—	—
Dalian International Health Technology Town II	Dalian	M/H	TBD	TBD	86,260	TBD	TBD	—	—
Foshan Xinchuang AI International Science And Technology Innovation Valley II	Foshan	MU	TBD	TBD	60,072	138,143	TBD	—	—
Flushing	New York	MU	TBD	TBD	3,895	30,112	TBD	—	—
Subtotal					409,625	1,309,151

Total					1,887,021	5,325,147	39,047	25,348	2,761,534
(1)	“M” refers to multi-layer buildings, “H” refers to high-rise buildings, “S” refers to sub-high-rise buildings, “C” refers to commercial properties and “MU” refers to office, mixed-use and commercial properties.

(2)	Pre-sale commencement dates refer to dates on which we began or expect to begin pre-sale activities after receiving the relevant pre-sale permits.
(3)	“TBD” refers to “to be determined” as of December 31, 2022.
(4)	The Company owns 78.46% equity interest in a joint venture, Huzhou Xinhong Town Construction and Development Co., Ltd. which develops Huzhou Silk Town. The Company accounts for its investment under the equity method.
(5)	The Company owns 24% equity interest in Suzhou Kairongchen Real Estate Co., Ltd., which is developing Suzhou He’an Garden. The Company accounts for its investment under the equity method.
(6)	The Company owns 51% equity interest in a joint venture, Zhengzhou Xinwo Real Estate Co., Ltd., which develops Xinyuan Yuanyang Zhen Garden. The Company accounts for its investment under the equity method.
(7)	Henan Xinyuan Guangsheng Real Estate Co., Ltd., a wholly owned subsidiary of the Company, is developing Xinyuan Zijin Royal Palace. However, based on the the cooperation agreement signed with Sino-Ocean Group on March 11, 2021, the Company owns 51% equity interest of Xinyuan Zijin Royal Palace, and cannot exercise control of Xinyuan Zijin Royal Palace, but has the ability to exercise significant influence over Xinyuan Zijin Royal Palace’s operating and financial decisions and accounts for it as an equity method investment.

Properties under Construction

Zhengzhou, Henan Province

Xingyang Splendid IV. The land is located southwest of Guangwu Road and Wangcun Road, Xingyang. This project covers a site area of 9,976 square meters and is expected to have a total GFA of 152,238 square meters, of which 136,658 square meters are for high-rise buildings and 15,177 square meters are for retail stores. We acquired the site in September 2014 and commenced construction in May 2018, and began to deliver units in 2021. This project, when completed, will consist of 1,506 units. We started pre-sale in September 2018. As of December 31, 2022, we sold 1,465 units with a total GFA of 140,779 square meters.

Xinyuan Golden Water View City. The land is located on Heizhuzhuang Road, Jinshui District, Zhengzhou. This project covers a site area of 45,067 square meters and is expected to have a total GFA of 355,301 square meters, of which 297,909 square meters are for high-rise buildings, 24,322 square meters are for public rental housing, 27,483 square meters are for retail stores, and 5,587 square meters are for basements. We acquired the site in June 2017 and commenced construction in October 2017, and began to deliver units in 2021. This project, when completed, will consist of 2,935 units. We started pre-sale in November 2018. As of December 31, 2022, we sold 1,606 units with a total GFA of 176,092 square meters.

Zhengzhou Fancy City III. The land is located west of Songshan Road and on 4th Ring Road, Zhengzhou. This project covers a site area of 27,599 square meters and is expected to have a total GFA of 80,628 square meters, of which 78,075 square meters are for high-rise buildings, 1,048 square meters are for retail stores, and 1,480 square meters are for basements. We acquired the site in December 2017 and commenced construction in March 2018, and began to deliver units in 2021. This project, when completed, will consist of 922 units. We started pre-sale in October 2018. As of December 31, 2022, we sold 835 units with a total GFA of 79,098 square meters.

Zhengzhou International New City III C. The land is located on south 3rd Ring Road, Zhengzhou. This project covers a site area of 27,231 square meters and is expected to have a total GFA of 82,965 square meters, of which 74,327 square meters are for high-rise buildings, and 7,962 square meters are for retail stores. We acquired the site in February 2017 and commenced construction in June 2018, and began to deliver units in 2021.This project, when completed, will consist of 1,808 units. We started pre-sale in October 2018, and as of December 31, 2022, we sold 1,796 units with a total GFA of 81,561 square meters.

Zhengzhou International New City IV. The land is located on south 3rd Ring Road, Zhengzhou. This project covers a site area of 50,966 square meters and is expected to have a total GFA of 202,002 square meters, of which 191,584 square meters are for high-rise buildings, and 8,067 square meters are for retail stores. We acquired the site in May 2018 and commenced construction in September 2018, and began to deliver units in 2021. This project, when completed, will consist of 1,723 units. We started pre-sale in December 2018, and as of December 31, 2022, we sold 1,719 units with a total GFA of 196,679 square meters.

Xingyang Splendid V. The land is located southwest of Guangwu Road and Wangcun Road, Xingyang. This project covers a site area of 34,308 square meters and is expected to have a total GFA of 80,486 square meters, of which 78,220 square meters are for high-rise buildings, and 2,266 square meters are for retail stores. We acquired the site in September 2014 and commenced construction in April 2019, and began to deliver units in 2021. This project, when completed, will consist of 708 units. We started pre-sale in July 2019. As of December 31, 2022, we sold 699 units with a total GFA of 78,089 square meters.

Zhengzhou International New City IV B10. The land is located on south 3rd Ring Road, Zhengzhou. This project covers a site area of 35,181 square meters and is expected to have a total GFA of 92,842 square meters, of which 91,425 square meters are for high-rise buildings, and 869 square meters are for retail stores. We acquired the site in July 2018 and commenced construction in September 2018, and began to deliver units in 2021.This project, when completed, will consist of 1,432 units. We started pre-sale in December 2018, and as of December 31, 2022, we sold 1,289 units with a total GFA of 79,624 square meters.

Zhengzhou International New City A04. The land is located on south 3rd Ring Road, Zhengzhou. This project covers a site area of 19,200 square meters and is expected to have a total GFA of 105,987 square meters, of which 102,919 square meters are for high-rise buildings, and 2,030 square meters are for retail stores. We acquired the site in May 2018 and commenced construction in September 2018, and began to deliver units in 2021. This project, when completed, will consist of 2,591 units. We started pre-sale in November 2019, and as of December 31, 2022, we sold 1,996 units with a total GFA of 102,060 square meters.

Derun Peoject I. The land is located west of Jingguan South Road and south of Lijiang Road Zhengzhou. This project covers a site area of 49,718 square meters and is expected to have a total GFA of 122,246 square meters, of which 122,246 square meters are for high-rise buildings. We acquired the site in July 2020 and commenced construction in July 2020, and expected to deliver units in 2022. This project, when completed, will consist of 1,036 units. We started pre-sale in July 2020, and as of December 31, 2022, we sold 1,036 units with a total GFA of 122,246 square meters.

Xinyuan Yuanyang Zhen Garden. The land is located east of Sanguan Middle Road and south of Baishe Road Zhengzhou. This project covers a site area of 8,123 square meters and is expected to have a total GFA of 142,000 square meters. We acquired the site in December 2020 and commenced construction in May 2021, and expected to deliver units in 2024. This project, when completed, will consist of 1,384 units. We started pre-sale in May 2021, and as of December 31, 2022, we sold 873 units with a total GFA of 87,275 square meters.

Xinyuan Zijin Royal Palace. The land is located on south 3rd Ring Road Zhengzhou. This project covers a site area of 39,371 square meters and is expected to have a total GFA of 198,025 square meters. We acquired the site in December 2020 and commenced construction in August 2021 and expected to deliver units in 2024. This project, when completed, will consist of 1,670 units. We started pre-sale in September 2021, and as of December 31, 2022, we sold 184 units with a total GFA of 19,245 square meters.

Xinyuan Yue Royal Palace. The land is located in Zhongmou County, Zhengzhou. This project covers a site area of 79,090 square meters and is expected to have a total GFA of 275,715 square meters. We acquired the site in January 2021 and commenced construction in January 2021, and expected to deliver units in 2023. This project, when completed, will consist of 2,238 units. We started pre-sale in June 2021, and as of December 31, 2022, we sold 445 units with a total GFA of 55,931 square meters.

Zhengzhou Hangmei International Wisdom City II. The land is located in Xinzheng District, Zhengzhou. This project covers a site area of 46,357 square meters and is expected to have a total GFA of 134,599 square meters, all of which are for commercial properties. We acquired the site in December 2017 and commenced construction in July 2018, and began to deliver units in 2021. This project, when completed, will consist of 165 units. We started pre-sale in January 2019, and as of December 31, 2022, we sold 133 units with a total GFA of 127,939 square meters.

Qingdao, Shandong Province

Lingshan Bay Dragon Seal. The land is located in Huangdao District, Qingdao. This project covers a site area of 340,400 square meters and is expected to have a total GFA of 380,588 square meters. We acquired the site in July 2017, commenced construction in May 2019, and expect to deliver units in 2024. This project, when completed, will consist of 4,745 units. We started pre-sale in July 2020, and as of December 31, 2022, we sold 1,010 units with a total GFA of 153,843 square meters.

Suzhou, Jiangsu Province

Suzhou He’an Garden. The land is located in New District, Suzhou. This project covers a site area of 118,667 square meters and is expected to have a total GFA of 156,442 square meters. We acquired the site in May 2019, commenced construction in December 2019, and expect to deliver units in 2022. This project, when completed, will consist of 1,668 units. We started pre-sale in May 2020, and as of December 31, 2022, we sold 1,638 units with a total GFA of 153,520 square meters.

Beijing

Tongzhou Xinyuan Royal Palace. The land is located in Liyuan Town, Tongzhou District, Beijing. This project covers a site area of 42,444 square meters and is expected to have a total GFA of 87,304 square meters. We acquired the site in May 2016, commenced construction in July 2020, and expect to deliver units in 2022. This project, when completed, will consist of 802 units. We started pre-sale in December 2020, and as of December 31, 2022, we sold 524 units with a total GFA of 60,510 square meters.

Chengdu, Sichuan Province

Chengdu Xinyuan City. The land is located in Pidu Distric, Chengdu. This project covers a site area of 200,906 square meters and is expected to have a total GFA of 741,594 square meters, of which 716,713 square meters are for high-rise buildings, and 25,161 square meters are for retail stores. We acquired the site in December 2017, commenced construction in June 2018, and began to deliver units in 2021. We started pre-sale in September 2018, and as of December 31, 2022, we sold 4,521 units with a total GFA of 549,223 square meters.

Dalian, Liaoning Province

Dalian International Health Technology Town I. The land is located in Lvshunkou District, Dalian. This project covers a site area of 58,740 square meters and is expected to have a total GFA of 98,733 square meters, of which 71,677 square meters are for high-rise buildings, 5,112 square meters are for retail stores, 27,056 square meters are for multi-layer buildings. We acquired the site in August 2018, commenced construction in October 2018, and expect to deliver units in 2022. This project, when completed, will consist of 933 units. We started pre-sale in December 2018, and as of December 31, 2022, we sold 932 units with a total GFA of 98,636 square meters.

Dalian International Health Technology Town II. The land is located in Lvshunkou District, Dalian. This project covers a site area of 12,548 square meters and is expected to have a total GFA of 9,189 square meters. We acquired the site in August 2018, commenced construction in August 2020, and expect to deliver units in 2022. This project, when completed, will consist of 71 units. We started pre-sale in September 2020, and as of December 31, 2022, we sold 70 units with a total GFA of 9,052 square meters.

Foshan, Guangdong Province

Foshan Xinchuang AI International Science and Technology Innovation Valley I. The land is located in Gaoming District, Foshan. This project covers a site area of 66,665 square meters and is expected to have a total GFA of 194,404 square meters, of which 190,514 square meters are for high-rise buildings, 3,890 square meters are for retail stores. We acquired the site in May 2019, commenced construction in May 2019, and began to deliver units in 2021. This project, when completed, will consist of 1,712 units. We started pre-sale in October 2019, and as of December 31, 2022, we sold 1,296 units with a total GFA of 145,174 square meters.

Huzhou, Zhejiang Province

Huzhou Silk Town. The land is located in Wuxing District, Huzhou. This project covers a site area of 84,166 square meters and is expected to have a total GFA of 123,756 square meters, of which 113,905 square meters are for high-rise buildings, 4,530 square meters are for retail stores. We acquired the site in Autunm 2019, and began to deliver units in 2021. This project, when completed, will consist of 1,262 units. We started pre-sale in December 2019, and as of December 31, 2022, we sold 132 units with a total GFA of 48,657 square meters.

Xi’an, Shaanxi Province

Xi’an Xinyuan Royal Palace. The land is located in the southwest corner of Shenzhou 3th Road and Aerospace Middle Road in the Xi’an Aerospace Base, Xi’an. This site covers a site area of 80,673 square meters and is expected to have a total GFA of 198,846 square meters. We acquired the site in May 2017 and expect to deliver units in 2023. This project, when completed, will consist of 1,159 units. We started pre-sale in February 2021, and as of December 31, 2022, we sold 1,149 units with a total GFA of 196,301 square meters.

Properties under Planning

Zhengzhou International New City (pending staging). The land is located on south 3rd Ring Road, Zhengzhou, Henan Province, and is currently under planning. It will cover a site area of 180,321 square meters and is expected to have a total GFA of 862,696 square meters. We acquired the site in 2017.

Zhengzhou Hangmei Project (pending staging). The land is located in Xinzheng District, Zhengzhou, Henan Province. It will cover a site area of 11,183 square meters and is expected to have a total GFA of 23,200 square meters. We acquired the site in December 2017.

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

Foshan Xinchuang AI International Science and Technology Innovation Valley II. The land is located in Gaoming District, Foshan, Guangdong Province. It will cover a site area of 60,072 square meters and is expected to have a total GFA of 138,143 square meters. We acquired the site in June 2019.

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

Completed Projects

The following table sets forth our completed projects as of December 31, 2022.

		Type		Total		Total
		of	Completion	Site Area	Total	Number of	Number of	GFA
Project Name	Location	Products	Date	(m2)	GFA (m2)	Units	Units Sold	Sold (m2)
Zhengzhou Longhai Star Garden	Zhengzhou	M/H/S	12/2000	11,719	39,975	239	239	39,975
Zhengzhou Xinyuan Splendid
Zhengzhou Xinyuan Splendid 1A	Zhengzhou	M/S	07/2002	35,444	62,623	484	484	62,623
Zhengzhou Xinyuan Splendid 1B	Zhengzhou	M	04/2004	21,800	43,673	333	333	43,673
Zhengzhou Xinyuan Splendid 2A	Zhengzhou	M	04/2003	23,460	39,996	271	271	39,996
Zhengzhou Xinyuan Splendid 2B	Zhengzhou	M	06/2004	19,295	27,041	86	86	27,041
Zhengzhou Xinyuan Splendid 2C	Zhengzhou	S	04/2004	9,968	21,748	132	132	21,748
Zhengzhou Xinyuan Splendid 3A3B3C	Zhengzhou	M/S	08/2005	51,014	114,774	792	792	114,774
Zhengzhou Xinyuan Splendid Haojinge	Zhengzhou	H	11/2004	8,298	31,089	166	166	31,089
Zhengzhou Xinyuan Splendid City Homestead	Zhengzhou	M	08/2005	23,606	45,378	369	369	45,378
Zhengzhou Xinyuan Splendid Subtotal				192,885	386,322	2,633	2,633	386,322
Zhengzhou City Manor	Zhengzhou	M	03/2006	63,089	118,716	1,633	1,633	118,716
Zhengzhou City Family	Zhengzhou	M	12/2006	21,380	39,226	720	720	39,226
Zhengzhou Central Garden-East	Zhengzhou	M/H/S	09/2007	60,849	165,206	1,624	1,624	165,206
Zhengzhou Central Garden-West	Zhengzhou	M/H/S	09/2007	79,464	190,384	1,796	1,796	190,384
Jinan City Family	Jinan	M	11/2007	47,411	61,065	785	785	61,065
Suzhou Lake Splendid	Suzhou	M/H/S	01/2009	130,945	198,113	2,326	2,326	198,113
Hefei Wangjiang Garden	Hefei	M/H	04/2009	51,939	145,455	1,649	1,649	145,455
Suzhou Colorful Garden	Suzhou	M/H	04/2009	41,365	81,506	970	970	81,506
Jinan Elegant Scenery	Jinan	H/S	06/2009	61,502	100,386	1,127	1,127	100,386
Zhengzhou Finance Square	Zhengzhou	H	06/2009	8,410	67,225	917	917	67,225
Zhengzhou Yipin Xiangshan Phase I	Zhengzhou	M/S	12/2009	57,289	94,249	979	979	94,249
Jinan International City Garden	Jinan	H/S	01/2010	93,928	264,357	4,672	4,661	263,793
Zhengzhou Xinyuan Colorful Garden	Zhengzhou	M/H	01/2010	74,462	191,781	2,233	2,233	191,781
Xuzhou Colorful Garden	Xuzhou	M/H	01/2012	46,777	101,762	858	858	101,762
Suzhou International City Garden	Suzhou	H	12/2011	119,089	204,147	2,436	2,436	204,147
Chengdu Xinyuan Splendid I	Chengdu	H	06/2011	34,007	231,032	4,081	4,081	231,032
Chengdu Xinyuan Splendid II	Chengdu	H	10/2012	30,497	217,010	2,782	2,782	217,010
Zhengzhou Modern City	Zhengzhou	H/S	12/2012	60,556	232,054	2,934	2,934	232,054
Kunshan International City Garden	Kunshan	M/H	12/2012	200,008	497,972	5,133	5,133	497,972
Zhengzhou Yipin Xiangshan Phase II	Zhengzhou	M/S	01/2013	81,345	200,164	2,209	2,209	200,164
Zhengzhou Century East A	Zhengzhou	M/H	12/2013	22,418	76,469	765	765	76,469
Zhengzhou Century East B	Zhengzhou	H	08/2013	51,372	166,481	1,709	1,709	166,481
Zhengzhou Royal Palace	Zhengzhou	M/H	06/2014	45,716	135,920	2,061	2,061	135,920
Suzhou Xin City	Suzhou	H	09/2015	51,246	127,291	1,334	1,334	127,291
Jinan Xinyuan Splendid	Jinan	M/H	10/2015	200,180	572,256	7,387	7,387	572,256
Beijing Xindo Park	Beijing	MU	11/2015	57,862	133,096	1,366	1,221	131,638
Zhengzhou Xin City	Zhengzhou	H	03/2016	61,078	210,258	2,639	2,639	210,258
Xingyang Splendid I	Zhengzhou	H	03/2016	40,782	114,997	1,427	1,427	114,997
Zhengzhou Thriving Family	Zhengzhou	H	04/2016	44,169	131,245	1,913	1,638	131,046
Suzhou Lake Royal Palace	Suzhou	M/H	06/2016	114,624	169,781	1,569	1,569	169,781
Shanghai Royal Palace	Shanghai	H	07/2016	28,600	57,770	622	535	46,406
Chengdu Thriving Family	Chengdu	H	08/2017	75,008	203,374	2,515	2,515	203,374
Sanya Yazhou Bay No.1	Sanya	MU	10/2017	78,765	119,237	1,605	1,605	119,237
Kunshan Royal Palace	Kunshan	M/S/H	11/2017	145,776	280,091	2,603	2,603	280,091
Changsha Xinyuan Splendid	Changsha	H/C	12/2017	89,460	252,361	2,952	2,939	247,904
Xi’an Metropolitan	Xi’an	MU	11/2017	85,118	287,164	2,611	2,576	283,144
Jinan Xin Central	Jinan	MU	11/2017	51,352	197,219	2,715	2,715	197,219
Zhengzhou Xindo Park	Zhengzhou	C	12/2018	40,218	134,362	2,170	2,162	134,062
Henan Xin Central I	Zhengzhou	H	09/2018	86,781	261,607	2,710	2,693	255,608
Zhengzhou Fancy City I	Zhengzhou	H	12/2018	50,656	166,524	1,642	1,601	162,415
Zhengzhou Fancy City II (South)	Zhengzhou	H	12/2018	27,486	84,274	884	880	82,829
Kunshan Xindo Park	Kunshan	H/C	10/2018	47,523	89,001	1,071	1,070	88,931
New York Oosten	New York	S	12/2016	8,094	30,855	216	194	25,028
Xingyang Splendid II	Zhengzhou	MU	12/2019	60,556	118,530	1,602	1,433	100,630
Xuzhou Colorful City	Xuzhou	M/H	06/2019	45,046	130,845	1,453	1,453	130,845
Tianjin Spring Royal Palace I	Tianjin	M/H	12/2019	131,021	139,980	1,084	1,078	136,200
Zhengzhou International New City I	Zhengzhou	H	12/2019	89,088	356,677	3,135	3,124	355,862
Henan Xin Central II	Zhengzhou	H	12/2019	37,126	109,744	1,187	1,167	109,228
Xingyang Splendid III	Zhengzhou	H	09/2019	47,709	120,872	1,106	1,099	120,376
Changsha Mulian Royal Palace	Changsha	H	12/2019	32,158	90,940	694	694	90,940
Zhengzhou International New City II	Zhengzhou	H	12/2019	41,821	175,083	1,916	1,703	173,167
Zhengzhou Fancy City II (North)	Zhengzhou	C	06/2020	30,175	108,916	3,278	3,251	103,458
Zhengzhou International New City III A	Zhengzhou	H	09/2020	22,225	97,163	864	864	97,163
Changsha Furong Thriving Family	Changsha	MU	12/2019	23,418	72,042	705	705	72,042
Suzhou Gusu Shade I (Suzhou New Project)	Suzhou	M	11/2020	10,063	11,944	78	78	11,944
Suzhou Gusu Shade II	Suzhou	M	11/2020	10,219	15,112	96	96	15,112
Suzhou Suhe Bay	Suzhou	H	12/2020	16,627	62,561	479	479	62,561
Suzhou Galaxy Bay	Suzhou	H/C	12/2020	21,183	73,313	718	718	72,063
Qingdao Royal Dragon Bay	Qingdao	MU	08/2021	64,442	161,877	1,507	1,111	137,651
Zhengzhou International New City III B	Zhengzhou	H	01/2021	26,102	118,678	1,336	1,336	118,678
Zhengzhou International New City III D	Zhengzhou	H/C	02/2021	15,119	46,094	448	448	46,094
Tianjin Spring Royal Palace II	Tianjin	M/H	08/2021	133,499	143,797	1,076	1,063	141,891
Kunshan Xinyu Jiayuan	Kunshan	MU	07/2022	18,068	107,970	909	865	101,844
Jinan Royal Palace	Jinan	H	09/2020	140,155	449,568	6,512	6,512	449,568
Jinan Royal Spring Bay	Jinan	M/H	09/2021	69,587	127,788	1,071	1,036	122,462
Taizhou Yihe Yayuan	Taizhou	H	03/2021	61,107	128,397	1,081	1,081	128,397
Hudson Garden Project	New York	S	12/2020	2,323	10,235	92	28	2,223
Zhengzhou Hangmei International Wisdom City I	Zhengzhou	H	06/2021	73,300	133,962	1,441	1,419	131,739
Total				4,295,337	10,942,634	124,855	123,421	10,822,200

As of December 31, 2022, we completed 77 projects comprising 124,855 units with a total GFA of 10,942,634 square meters. More than 98.9% of the units were sold. The status of completed projects in the last three years is discussed below:

Zhengzhou Xin City. The land is located south of Yongping Road and east of Kangping Road, New-East-Zheng District, Zhengzhou, Henan Province. This project covers a site area of 61,078 square meters and is expected to have a total GFA of 210,258 square meters, of which 195,537 square meters are for high-rise buildings, 10,467 square meters are for retail stores, 4,255 square meters are for basements. We acquired the site in December 2011, commenced construction of this project in March 2013, and began to deliver units in 2015. This project consists of 2,639 units. We started pre-sale in September 2013, and as of December 31, 2022, we sold all the units.

Zhengzhou Thriving Family. The land is located south of Bairong Road and east of Nangang Road, Zhengzhou, Henan Province. This project covers a site area of 44,169 square meters and has a total GFA of 132,051 square meters, of which 113,563 square meters are for high-rise buildings, 1,135 square meters are for retail stores, 3,159 square meters are for basements and 13,463 square meters are for public rental housing. We acquired the site in September 2013, commenced construction of this project in April 2014, and delivered it in 2016. This project consists of 1,678 units. We started pre-sale in June 2014, and as of December 31, 2022, we sold 1,655 units with a total GFA of 131,180 square meters.

Xingyang Splendid I. The land is located south of Zhengshang Road Xingyang, Henan Province. This project covers a site area of 40,782 square meters and has a total GFA of 114,997 square meters, of which 114,997 square meters are for high-rise buildings. We acquired the site in November 2013, commenced construction of this project in April 2014, and began to deliver units in 2016. This project consists of 1,427 units. We started pre-sale in May 2014, and as of December 31, 2021, we sold all the units.

Suzhou Lake Royal Palace. The land is located east of Yinshanhu Road and north of Xingguo Road, in the Wuzhong economic development zone in Suzhou, Jiangsu Province. This project covers a site area of 114,624 square meters and has a total GFA of 169,781 square meters, of which 119,034 square meters are for high-rise buildings, 50,747 square meters are for multi-layer buildings and 1,410 square meters are for retail stores. We acquired the site in September 2013, commenced construction of this project in April 2014, and began to deliver units in 2016. This project consists of 1,569 units. We started pre-sale in July 2014, and as of December 31, 2021, we sold all the units.

Shanghai Royal Palace. The land is located in Zhaoxiang Town, Qingpu District, Shanghai. This project covers a site area of 28,600 square meters and has a total GFA of 57,770 square meters, of which 45,652 square meters are for high-rise buildings and 12,118 square meters are for retail stores. We acquired the site in April 2014, commenced construction of this project in August 2014, and began to deliver units in 2016. This project consists of 622 units. We started pre-sale in January 2015, and as of December 31, 2022, we sold 535 units with a total GFA of 46,406 square meters.

Chengdu Thriving Family. The land is located in the Huayangyixin Community, Chengdu, Sichuan Province. This project covers a site area of 75,008 square meters and has a total GFA of 203,374 square meters, of which 176,471 square meters are for high-rise buildings and 26,902 square meters are for retail stores. We acquired the site in January 2014, commenced construction of this project in June 2014, and began to deliver units in 2016. This project consists of 2,515 units. We started pre-sale in September 2014, and as of December 31, 2022, we sold all the units.

Sanya Yazhou Bay No.1. The land is located in the Creative Industry Park in Yacheng Town, Sanya, Hainan Province. This project covers a site area of 78,765 square meters and has a total GFA of 119,237 square meters, of which 105,569 square meters are for high-rise buildings, 9,808 square meters are for multi-layer buildings and 2,208 square meters are for retail stores. We acquired the site in January 2014, commenced construction of this project in November 2014, and began to deliver units in 2016. This project consists of 1,605 units. We started pre-sale in November 2014, and as of December 31 2021, we sold all the units.

Kunshan Royal Palace. The land is located east of Xihuan Road and south of Guiyi Road, Huaqiao Town, Kunshan, Jiangsu Province. This project covers a site area of 145,776 square meters and has a total GFA of 280,091 square meters, of which 65,178 square meters are for multi-layer buildings, 205,445 square meters are for high-rise buildings, 138 square meters are for basements and 9,328 square meters are for retail stores. We acquired the site in October 2013, commenced construction of this project in October 2013, and began to deliver units from 2015. This project consists of 2,603 units. We started pre-sale in November 2013, and as of December 31, 2022, we sold all the units.

Changsha Xinyuan Splendid. The land is located on Dongfanghong South Road, Yuelu District, Changsha, Hunan Province. This project covers a site area of 89,460 square meters and has a total GFA of 252,361 square meters, of which 229,366 square meters are for high-rise buildings and 22,286 square meters are for retail stores. We acquired the site in March 2014, commenced construction of this project in August 2014, and began to deliver units in 2016. This project consists of 2,952 units. We started pre-sale in November 2014, and as of December 31, 2022, we sold 2,939 units with a total GFA of 247,904 square meters.

Xi’an Metropolitan. The land is located north of Fenghe Road, Xi’an, Shaanxi Province. This project covers a site area of 85,118 square meters and has a total GFA of 287,164 square meters, of which 207,080 square meters are for high-rise buildings, 16,119 square meters are for retail stores, and 63,692 square meters are for office buildings. We acquired the site in July 2014, commenced construction of this project in December 2014, and began to deliver units in 2016. This project consists of 2,611 units. We started pre-sale started in December 2014, and as of December 31, 2022, we sold 2,576 units with a total GFA of 283,144 square meters.

Jinan Xin Central. The land is located south of Huayuan Road and west of Huaxin Road, Jinan, Shandong Province. This project covers a site area of 51,352 square meters and has a total GFA of 196,041 square meters, of which 99,284 square meters are for high-rise buildings, 32,371 square meters are for retail stores, 51,022 square meters are for office buildings, 6,231 square meters are for public rental housing and 5,502 square meters are for basements. We acquired the site in March 2015, commenced construction of this project in May 2015, and began to deliver units in 2016. This project consists of 2,715 units. We started pre-sale in May 2015, and as of December 31, 2022, we sold all the units.

Zhengzhou Xindo Park (commercial). The land is located south of Bairong Road and west of Daxue Road, Zhengzhou, Henan Province. This project covers a site area of 40,218 square meters and has a total GFA of 134,362 square meters, of which 110,079 square meters are for office buildings and 24,283 square meters are for retail stores. We acquired the site in September 2013, commenced construction of this project in January 2015, and began to deliver units in 2017. This project consists of 2,170 units. We started pre-sale in April 2015, and as of December 31, 2022, we sold 2,162 units with a total GFA of 134,062 square meters.

Henan Xin Central I. The land is located south of Bairong Road and east of Xingyuan Road, Zhengzhou, Henan Province. This project covers a site area of 86,781 square meters and has a total GFA of 261,607 square meters, of which 211,053 square meters are for high-rise buildings, 16,028 square meters are for retail stores, 26,040 square meters are for public rental housing and 8,485 square meters are for basements. We acquired the site in December 2014 and commenced construction in July 2015, and began to deliver units in 2017. This project consists of 2,710 units. We started pre-sale in July 2015, and as of December 31, 2022, we sold 2,693 units with a total GFA of 255,608 square meters.

Zhengzhou Fancy City I. The land is located south of Dingsheng Road and west of Siji Road, Zhengzhou, Henan Province. This project covers a site area of 50,656 square meters and has a total GFA of 166,524 square meters, of which 134,039 square meters are for high-rise buildings, 10,167 square meters are for retail stores, 16,741 square meters are for public rental housing and 5,762 square meters are for basements. We acquired the site in December 2014 and commenced construction in September 2015, and began to deliver units in 2017. This project consists of 1,642 units. We started pre-sale in October 2015, and as of December 31, 2022, we sold 1,601 units with a total GFA of 162,415 square meters.

Zhengzhou Fancy City II (South). The land is located west of Songshan Road on the 4th Ring Road, Zhengzhou, Henan Province. This project covers a site area of 27,486 square meters and has a total GFA of 84,274 square meters, of which 78,445 square meters are for high-rise buildings, 3,628 square meters are for retail stores and 2,201 square meters are for basements. We acquired the site in April 2016 and commenced construction in June 2016, and began to deliver units in 2018. This project consists of 884 units. We started pre-sale in June 2016, and as of December 31, 2022, we sold 880 units with a total GFA of 82,829 square meters.

Kunshan Xindo Park. The land is located in the Huaqiao area within the Shanghai Outer Ring Expressway, Kunshan, Jiangsu Province. This project covers a site area of 47,523 square meters and has a total GFA of 89,001 square meters, of which 72,750 square meters are for high-rise buildings and 16,252 square meters are for retail stores. We acquired the site in April 2016, commenced construction of this project in July 2016, and began to deliver units in 2018. This project consists of 1,071 units. We started pre-sale in July 2016, and as of December 31, 2022, we sold 1,070 units with a total GFA of 88,931 square meters.

Xingyang Splendid II. The land is located south of Zhengshang Road, Xingyang, Henan Province. This project covers a site area of 60,556 square meters and has a total GFA of 118,530 square meters, of which 118,530 square meters are for high-rise buildings. We acquired the site of 7,577 square meters in November 2013 and 52,979 square meters in August 2014, commenced construction of this project in December 2014, and began to deliver units in 2017. This project consists of 1,602 units. We started pre-sale in December 2014, and as of December 31, 2022, we sold 1,433 units with a total GFA of 100,630 square meters.

Xuzhou Colorful City. The land is located south of Kuangshan Road, Quanshan District, Xuzhou, Jiangsu Province. This project covers a site area of 45,046 square meters and has a total GFA of 130,845 square meters, of which 17,600 square meters are for multi-layer buildings, 93,889 square meters are for high-rise buildings 6,972 square meters are for retail stores and 12,379 square meters are for basements. We acquired the site in December 2011, commenced construction of this project in June 2013, and began to deliver units in 2016. This project consists of 1,453 units. We started pre-sale in November 2013, and as of December 31, 2022, we sold all the units.

Tianjin Spring Royal Palace I. The land is located in Wuqing District, Sicundian Town, Tianjin. This project covers a site area of 131,021 square meters and has a total GFA of 139,980 square meters, of which 73,265 square meters are for high-rise buildings, 5,735 square meters are for retail stores, and 60,979 square meters are for multi-layer buildings. We acquired the site in November 2014, commenced construction in October 2015, and began to deliver units in 2017. This project consists of 1,084 units. We started pre-sale in October 2015, and as of December 31, 2022, we sold 1,078 units with a total GFA of 136,200 square meters.

Zhengzhou International New City I. The land is located on south 3rd Ring Road, Zhengzhou, Henan Province. This project covers a site area of 89,088 square meters and has a total GFA of 356,676 square meters, of which 292,330 square meters are for high-rise buildings, 21,896 square meters are for retail stores, 36,789 for public rental housing and 5,573 square meters are for basements. We acquired the site in February 2016 and commenced construction in August 2016, and began to deliver units in 2018. This project consists of 3,135 units. We started pre-sale in September 2016, and as of December 31, 2022, we sold 3,124 units with a total GFA of 355,862 square meters.

Henan Xin Central II. The land is located south of Bairong Road and Xingyuan Road, Zhengzhou, Henan Province. This project covers a site area of 37,126 square meters and has a total GFA of 109,744 square meters, of which 92,502 square meters are for high-rise buildings, 3,934 square meters are for retail stores, 1,654 square meters are for basements and 11,235 square meters are for public rental housing. We acquired the site in December 2014 and commenced construction in September 2016, and began to deliver units in 2018. This project consists of 1,187 units. We started pre-sale in October 2016, and as of December 31, 2022, we sold 1,167 units with a total GFA of 109,228 square meters.

Xingyang Splendid III. The land is located south of Zhengshang Road, Xingyang, Henan Province. This project covers a site area of 47,709 square meters and has a total GFA of 120,873 square meters, of which 117,505 square meters are for high-rise buildings and 3,608 square meters are for retail stores. We acquired the site in September 2013 and commenced construction in June 2017, and began to deliver units in 2019. This project consists of 1,106 units. We started pre-sale in June 2017, and as of December 31, 2022, we sold 1,099 units with a total GFA of 120,376 square meters.

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

Zhengzhou International New City II. The land is located on south 3rd Ring Road, Zhengzhou, Henan Province. This project covers a site area of 41,821 square meters and has a total GFA of 175,083 square meters, of which 159,563 square meters are for high-rise buildings, 12,605 square meters are for retail stores and 2,915 square meters are for basements. We acquired the site in July 2016 and commenced construction in July 2017, and began to deliver units in 2019. This project consists of 1,916 units. We started pre-sale in August 2017, and as of December 31, 2022, we sold 1,703 units with a total GFA of 173,167 square meters.

New York Oosten. The Oosten is located at 421 Kent Street in the South Williamsburg neighborhood of Brooklyn, NY. Constructed in 2017, the Property is an eight-story, 481,000 square foot, Class A, mixed-use condominium building consisting of 216 residential units, community facility space, and 72 parking spots. There is roughly 9,500 square feet of community facility space and 319,000 square feet of net residential space. As of December 31, 2022, there were 22 units left to sell in addition to 73 parking licenses. The community facility space was sold in the first quarter of 2022.

Zhengzhou Fancy City II (North). The land is located west of Songshan Road on the 4th Ring Road, Zhengzhou, Henan Province. This project covers a site area of 30,175 square meters and has a total GFA of 108,916 square meters, of which 100,380 square meters are for multi-layer buildings and 8,344 square meters are for retail stores. We acquired the site in April 2016 and commenced construction in May 2017, and delivered units in 2019. This project consists of 3,278 units. We started pre-sale in October 2017, and as of December 31, 2022, we sold 3,251 units with a total GFA of 103,458 square meters.

Zhengzhou International New City III A. The land is located on south 3rd Ring Road, Zhengzhou, Henan Province. This project covers a site area of 22,225 square meters and has a total GFA of 97,163 square meters, of which 95,504 square meters are for high-rise buildings, 1,002 square meters are for basements and 657 square meters are for retail stores. We acquired the site in May 2017 and commenced construction in November 2017, and delivered units in 2020.This project consists of 864 units. We started pre-sale in December 2017, and as of December 31, 2021, we sold all the units.

Suzhou Galaxy Bay. The land is located in Taicang District, Suzhou, Jiangsu Province. It will cover a site area of 21,183 square meters and has a total GFA of 73,313 square meters, of which 73,313 square meters are for high-rise buildings. We acquired the site in December 2017, commenced construction of this project in July 2018 and delivered the units in 2020. This project consists of 718 units. We started pre-sale in December 2018, and as of December 31, 2021, we sold all the units.

Suzhou Gusu Shade I. The land is located in Gusu District, Suzhou, Jiangsu Province. It will cover a site area of 10,063 square meters and has a total GFA of 11,944 square meters, of which 11,944 square meters are for multi-layer buildings. We acquired the site in March 2018 and commenced construction of this project in September 2018, and delivered units in 2020. This project consists of 78 units. We started pre-sale in November 2018, and as of December 31, 2022, we sold all the units.

Suzhou Gusu Shade II. The land is located in Gusu District, Suzhou, Jiangsu Province. This project covers a site area of 10,219 square meters and has a total GFA of 15,112 square meters, of which 15,112 square meters are for multi-layer buildings. We acquired the site in June 2018 and commenced construction of this project in October 2018, and delivered units in 2020. This project consists of 96 units. We started pre-sale in May 2019, and as of December 31, 2022, we sold all the units.

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

Zhengzhou International New City III B. The land is located south of 3rd Ring Road, Zhengzhou, Henan Province. This project covers a site area of 26,102 square meters and is expected to have a total GFA of 118,678 square meters, of which 118,678 square meters are for high-rise buildings. We acquired the site in May 2017 and commenced construction in November 2017, and began to deliver units in 2021.This project consists of 1,336 units. We started pre-sale in April 2018, and as of December 31, 2022, we sold all the units.

Zhengzhou International New City III D. The land is located south of 3rd Ring Road, Zhengzhou, Henan Province. This project covers a site area of 15,119 square meters and is expected to have a total GFA of 46,094 square meters, of which 44,293 square meters are for high-rise buildings, 885 square meters are for retail stores, and 916 square meters are for basements. We acquired the site in August 2016 and commenced construction in August 2017, and began to deliver units in 2022. This project consists of 448 units. We started pre-sale in June 2018, and as of December 31, 2021, we sold all the units.

Qingdao Royal Dragon Bay. The land is located in Huangdao District, Qingdao, Shandong Province. This project covers a site area of 64,442 square meters and is expected to have a total GFA of 161,877 square meters, of which 118,788 square meters are for high-rise buildings, 2,805 square meters are for retail stores, and 34,938 square meters are for multi-layer buildings. We acquired the site in July 2018, commenced construction in August 2018, and began to deliver units in 2021. This project consists of 1,507 units. We started pre-sale in November 2018, and as of December 31, 2022, we sold 1,111 units with a total GFA of 137,651 square meters.

Zhengzhou Hangmei International Wisdom City I. The land is located in Xinzheng District, Zhengzhou. This project covers a site area of 73,300 square meters and is expected to have a total GFA of 133,962 square meters, of which 133,962 square meters are for high-rise buildings. We acquired the site in December 2017 and commenced construction in March 2018, and began to deliver units in 2021. This project consists of 1,441 units. We started pre-sale in May 2018, and as of December 31, 2022, we sold 1,419 units with a total GFA of 131,739 square meters.

Jinan Royal Palace. The land is located south of Qingyuan Road and east of Lashanhe Road, Huaiyin District, Jinan. This project covers a site area of 140,155 square meters and is expected to have a total GFA of 447,240 square meters, of which 399,907 square meters are for high-rise buildings, 26,094 square meters are for retail stores and 21,240 square meters are for basements. We acquired the site in November 2013, commenced construction of this project in February 2014, and began to deliver units in 2016. This project consists of 6,512 units. We started pre-sale in June 2014, and as of December 31, 2022, we sold all the units.

Jinan Royal Spring Bay. The land is located in Zhangqiu District, Zhangqiu. This project covers a site area of 69,587 square meters and is expected to have a total GFA of 127,788 square meters, of which 83,982 square meters are for high-rise buildings, 27,921 square meters are for multi-layer buildings, 4,265 square meters are for retail stores and 11,620 square meters are for basements. We acquired the site in June 2018, commenced construction of this project in September 2018, and began to deliver units in 2021. This project consists of 1,071 units. We started pre-sale in December 2018, and as of December 31, 2022, we sold 1,036 units with a total GFA of 122,462 square meters.

Kunshan Xinyu Jiayuan. The land is located in Huaqiao District, South of Kunshan. This project covers a site area of 18,068 square meters and is expected to have a total GFA of 107,970 square meters, of which 103,081 square meters are for high-rise buildings, and 4,889 square meters are for office buildings. We acquired the site in July 2017 and commenced construction of this project in December 2017, and began to deliver units in 2021. This project consists of 909 units. We started pre-sale in September 2018, and as of December 31, 2022, we sold 865 units with a total GFA of 101,844 square meters.

Tianjin Spring Royal Palace II. The land is located inSicundian Town, Wuqing District, Tianjin. This project covers a site area of 133,499 square meters and is expected to have a total GFA of 143,797 square meters, of which 71,602 square meters are for high-rise buildings, 507 square meters are for retail stores, and 71,688 square meters are for multi-layer buildings. We acquired the site in November 2014, commenced construction in October 2015, and began to deliver units in 2020. This project consists of 1,076 units. We started pre-sale in January 2018, and as of December 31, 2022, we sold 1,063 units with a total GFA of 141,891 square meters.

Taizhou Yihe Yayuan. The land is located in Luqiao District, Taizhou. This site covers a site area of 61,107 square meters and is expected to have a total GFA of 128,397 square meters, of which 109,869 square meters are for high-rise buildings, 18,528 square meters are for retail stores. We acquired the site in May 2019, and began to deliver units in 2021. This project consists of 1,081 units. We started pre-sale in October 2019, and as of December 31, 2021, we sold all units.

Hudson Garden Project - the Bloom on Forty Fifth. The land is located at 500 W 45th St., New York, NY. The project consists of a seven-storey mixed use scheme, providing 92 residential apartments comprising studios, as well as one-b, two-b, three- and four-bedroom apartments, including 35,000 square feet of retail space. The development achieved final completion in 2021. As of December 31, 2022, there were 64 units left to sell.

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

To ensure quality property management, we provide property management services to purchasers until they have become statutorily entitled to elect their own property management companies. As of December 31, 2022, owners of all of our developments, who had become statutorily entitled to elect their property management companies, continued to choose us to manage their properties.

Our property management services include security, landscaping, building management and management of public facilities and equipment, and additional services, such as cultural activities, housekeeping and repair. We are currently managing approximately 33.35 million square meters, comprising more than 216,873 residential units.

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

We set up a specialized United States project team in 2012, comprised of U.S. local consultants and employees with substantial experience and understanding in various areas of the U.S. real estate market. As of December 31, 2022, we had a team of approximately 7 persons in the United States. Their major responsibilities include project research, land valuation, property development management, contracts, and contract terms verification. We also work with outside consultants and agents familiar with the United States markets.

To date, our acquisitions in the United States have been opportunistic and have not followed a specific development model. Our first property development project in the United States, named the New York Oosten Project, is in the Williamsburg neighborhood of Brooklyn, New York. We commenced construction of the development project in November 2013. We started marketing and pre-sale of our property upon receiving approval from the state attorney general in March 2014. As of December 31, 2022, we delivered 194 of 216 units with a total GFA of 25,028 square meters for a total of US$302.1 million. Of the unsold units, we have offered several units for rent and given the unique product, and limited comparable apartments has been able to achieve above market rents. These units have consistently outperformed other location adjacent buildings. We sold the community facility space within the building in the first quarter of 2022. We continue to hold 73 parking licenses in the building, which we rent to unit owners and renters in the building. The parking is in high demand and we continue to hold a waiting list of interested renters. We will look to sell the remaining parking licenses in the future, but has no specific timeline for disposition.

In January 2016, we also acquired a parcel of land in midtown Manhattan, New York, for US$57.5 million. The land allows for approximately 10,235 sellable & rentable square meters. The construction of our Hudson Garden project in Manhattan, New York is completed. The optimized structure design allows for the maximum amount of prime ground floor retail along the streetfront. The efficient residential unit design maximized the total number of units to 92. As of December 31, 2022, we delivered 28 of 92 units with a total GFA of 2,223 square meters for a total of US$41.0 million. Hudson Garden currently has closed 22% of the units in contract. 98% of the retail spaces have been rented and all tenants are open and operating. Retail anchor is Target Department Store, a nationally recognized credit tenant.

In August 2016, we acquired a parcel of land in the Flushing neighborhood of Queens, New York for US$66.0 million. The land allows for approximately 30,112 sellable & rentable square meters. As of December 31, 2022, the demolition of the existing building with the exception of the landmark portion was completed. All historic artifacts have been removed from the site and are being restored offsite. The professional consultants continue to develop the plans and specifications while working through the various entitlements and approvals.

Our Leased Properties and Real Estate Related Services

Ancillary to our property development operations, we also lease certain properties, including an elementary school, two basements, seven clubhouses, thirteen parking facilities, fifteen kindergartens, seven shopping malls and a department. The rental income of our lease operations represented approximately 2.0%, 1.3% and 1.8% of our revenues in 2020, 2021 and 2022, respectively.

We provide property management services through Xinyuan Science and Technology Service Co., Ltd. In 2020, 2021 and 2022, revenues from our real estate related services represented 5.2%, 7.1% and 11.0% of our total revenue for those periods, respectively.

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

Regulations on Land

The Law of the PRC on Land Administration, implemented on June 25, 1986 most recently amended on August 26, 2019 by the SCNPC, distinguishes between the ownership of land and the right to use land. All land in the PRC is either state-owned or collectively-owned, depending on location. Generally, land in urban areas within a city or town is state-owned, and all land in the rural areas of a city or town and all rural land, unless otherwise specified by law, are collectively-owned.

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

The Civil Code of the PRC, or the Civil Code, published on May 28, 2020 and effective as of January 1, 2021, which replaces Property Law of the PRC, further clarified land use rights in the PRC with the following rules:

●	the land use rights for residences will be automatically renewed upon expiry;
●	the car parks and garages within the building area planned for vehicle parks must be used to meet the needs of the owners who live in the building first;
●	the construction of buildings must abide by relevant laws and regulations with regard to the construction planning and may not affect the ventilation of or lighting to the neighboring buildings; and
●	where the land use rights for construction use are transferred, exchanged, used as a capital contribution, donated to others or mortgaged, an application for modification or mortgage registration must be filed with the registration department.

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

Under the Regulations on Administration of Development and Operation of Urban Real Estate, or Development Regulations, implemented by the PRC State Council on and effective as of July 20, 1998 and amended on January 8, 2011, March 19, 2018, March 24, 2019, March 27, 2020 and November 29, 2020, a real estate development enterprise must satisfy the following requirements:

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

Regulations on Foreign-Invested Real Estate Enterprise

Industrial Restriction

Pursuant to the Special Administrative Measures on the Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, jointly issued by the NDRC and the MOFCOM on December 27, 2021 and enforced on January 1, 2022, the foreign investment related to real estate development does not fall within the category of industries in which foreign investment is restricted or prohibited. The 2021 Negative List enumerates the restricted industries and the prohibited industries in relation to foreign investment, and the industries, such as real estate development industry, which do not fall within the 2021 Negative List, shall be administered under the principle of equal treatment to domestic and foreign investment. On March 15, 2019, the Foreign Investment Law of the People’s Republic of China, or the FIL, was issued by SCNPC and took effect on January 1, 2020, which also provides that the industries in which foreign investment is not restricted and prohibited shall be administered under the principle of equal treatment to domestic investment, however, where verification and record-filing of a foreign investment are required, relevant provisions of the State shall still be followed.

Considering the increasing foreign investment in the real estate industry in recent years, the MOHURD, the MOFCOM, the NDRC, the PBOC, the SAIC, and the SAFE jointly implemented the Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market, or Circular No. 171, on July 11, 2006 and amended on August 19, 2015, which may impact foreign investment in the real estate industry in the following areas:

●	FIREEs must have a registered capital in amounts pursuant to and consistent with existing regulations.
●	Upon payment of the land use rights grant premium, the FIREE can apply to the land administration authority for a land use rights certificate. Upon obtaining the land use rights certificate, an FIREE may then obtain a recertification of the Business License, with the same validity period as that of such land use rights certificate, following which, the FIREE may apply to the tax administration for tax registration purposes.
●	When a FIREE’s equity or project is transferred, or a foreign investor merges with a domestic real estate enterprise, the investor is required to submit a guarantee which ensures the compliance with the provisions of the land use rights grant contract, construction site planning permit, construction work planning permit, the land use rights certificate, the modification certification issued by the construction authorities, and the tax payments certification issued by the relevant tax authorities.
●	Foreign investors which merge with domestic real estate development enterprises by share transfers or other methods, or which acquire the equity of a PRC party in joint venture enterprises, must allocate their employees appropriately, deal with bank debts and settle the lump sum payment of the transfer price through self-owned funds. However, a foreign investor with an unfavorable record may not be allowed to conduct any of the aforesaid activities.
●	FIREEs which have failed to obtain a land use rights certificate, or which have under 35% of the total capital required for the project, will not be allowed to obtain a loan in or outside China, and foreign exchange administration departments will not approve any settlement of foreign loans by such enterprises.
●	Any Chinese or foreign investors in an FIREE may not guarantee fixed profit returns or provide other arrangements to the same effect for any party in any form.

Circular No. 50

On May 23, 2007, the MOFCOM and the SAFE issued the Notice on Further Strengthening and Standardizing the Approval and Administration of Foreign Direct Investments in Real Estate Enterprise, or Circular No. 50, and amended on October 28, 2015. Some of the key developments in this area are as follows:

●	the local governments/authorities that approve FIREE establishments are now required to file such approvals with the MOFCOM;
●	prior to establishing an FIREE, foreign investors are required to obtain land use rights or the ownership of a real estate project property, or the investor should have entered into an indicative land grant contract or indicative project property purchase agreement with the land administrative department, developer of the land or owner of the property;
●	the practice of allowing foreign investors taking over local project companies by way of roundtrip investment is strictly controlled; and
●	foreign-invested enterprise that intends to engage in real estate development, or an existing FIREE which intends to undertake a new real estate development project, must first apply to the relevant authorities for such business scope and scale expansion in accordance with laws and regulations on foreign investments.

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

Regulations on Qualifications of Developer

Under the Rules on the Administration of Qualifications of Real Estate Developers, effective on December 1, 1993 by the MOHURD (formerly known as the Ministry of Construction) (amended on March 29, 2000, May 4, 2015, December 22, 2018 and March 2, 2022), a developer must apply for registration of its qualifications. An enterprise may not engage in the development and sale of real estate without a qualification classification certificate for real estate development.

In accordance with the above rules, developers are classified into two classes: class I and class II. A developer that passes the qualification examination will be issued a qualification certificate of the relevant class by the relevant construction authority.

A developer of any qualification classification may only engage in the development and sale of real estate within its approved scope of business and may not engage in business of another classification. A class I developer is not restricted as to the scale of the real estate projects to be developed and may undertake real estate development projects anywhere in the country. A developer of class II or lower may only undertake projects with a gross area of less than 250,000 square meters.

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

Construction of a Real Estate Project

On June 25, 2014, the MOHURD implemented the Measures for the Administration of Construction Permits for Construction Projects, which was amended on September 28, 2018 and March 30, 2021. Under the measures, after having obtained a Permit for Construction Work Planning, a developer needs to file an application for a Construction Permit with the local construction authority above the county level.

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

Under the Implementing Regulations on Supervision of Proceeds from Pre-sales of Commodity Properties of Jinan City, implemented by Jinan Committee of Construction on September 26, 2005 and effective as of October 26, 2005, the proceeds from pre-sale of properties must be used in the construction of pre-sale projects, including the purchase of construction materials and equipment, remittance of construction fees and taxes payable, and should not be used for other purposes. Under the Regulations on the Supervision of Proceeds from the Pre-sale of Commodity Properties in Jinan City (Draft for Comment), implemented by the Jinan City MOHURD on March 2, 2023, the proceeds from the pre-sale of properties must be deposited into accounts monitored by regulatory authorities and and a real estate developer must apply for use in accordance with the progreass of construction.

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

In accordance with the Regulations on Supervision of Proceeds from the Pre-sales of Commodity Properties in Zhengzhou, implemented by the Zhengzhou People’s Government on November 19, 2009 and effective as of December 20, 2009, the proceeds from the pre-sale of properties must be used for the construction of the same, which includes the purchase of construction materials and equipment, remittance of fees for construction and taxes payable. Under the Regulations on the Supervision of Proceeds from the Pre-sale of Commodity Properties in Zhengzhou City (Draft for Comment), implemented by the Zhengzhou City MOHURD on July 4, 2022, the proceeds from the pre-sale of properties must be deposited into accounts monitored by regulatory authorities and a real estate developer must apply for use in accordance with the progress of construction.

The Notice on Enhancing the Management on Use of Fund of Pre-sales of Commodity Properties of Beijing City, implemented and effective as of December 16, 2015, provides that the real estate development enterprise may withdraw funds for construction purpose from accounts monitored by the regulatory authorities if the sale scale confirmed by pre-sale contracts signed online is less than half of the authorized scale of pre-sale. The Beijing MOHURD promulgated the Regulations on the Supervision of Proceeds from the Pre-sale of Commodity Properties in Beijing (Draft for Comment) on November 4, 2021, providing that the proceeds from the pre-sale of properties must be deposited into accounts monitored by regulatory authorities and a real estate developer must apply for use in accordance with the progress of construction.

On November 14, 2022, the CBIRC, the MOHURD, and the PBOC issued the Circular on the Relevant Work of Commercial Banks Issuing letters of Guarantee to Replace the Pre-sale Supervision Funds, pursuant to which high-quality real estate enterprises can apply to banks for a letter of guarantee to replace their pre-sale supervision funds.

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

On January 30, 2021, PBOC and CBIRC issued the Circular on Excluding the Loans for Public Rental Housing from the Concentralized Administration on Real Estate Loans, which provides that loans related to public rental housing will not be counted as a part of the restricted real estate loan quota provided in the 2021 Notice.

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

Regulations on Property Management

The Property Management Rules, implemented on September 1, 2003 and amended by the PRC State Council on October 1, 2007, February 6, 2016 and March 19, 2018, regulates the property management activities. The Property Management Rules specifies the rights and obligations of property owners, Property Owners’ Committee, or the POC, and property service enterprises. For example, the property owners have the right to appoint and dismiss property service enterprises (formerly known as property management enterprises); prior to the selection of the POC, the property developer will select a property management enterprise to provide property management services; and property management fees will be determined by mutual consent between the POC and the property management enterprise, and set forth in writing in the property management service contract. The Civil Code further provides more regulations regarding the property management services, such as the right to terminate property management service contract without any reason enjoyed by the property owners. Xinyuan Science and Technology Service Co., Ltd. is a property management company.

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

Regulatory Developments on Overseas Offerings

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and five relevant guidelines on the application of the Regulatory Rules, which took effect on March 31, 2023, requiring the overseas securities offerings or listings of Chinese domestic companies to be filed with the CSRC. The Overseas Listing Trial Measures clarify the scope of overseas offerings or listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among other things, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures must fulfill their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on securities offering on the same overseas market, and follow the relevant reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder, including any (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. In addition, where the main business of an issuer undergoes a material change after an overseas offering and listing, and is therefore beyond the scope of the business stated in the original filing documents, such issuer shall follow the relevant reporting requirements within three working days after occurrence of such changes.

Regulatory Developments on Data Privacy

In November 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On September 12, 2022, the CAC released the Draft Amendment to the Cyber Security Law, which increases the legal liability for violations under the current Cyber Security Law, integrates and unifies the penalties for violations of network operation security protection obligations, violations of critical information infrastructure security protection obligations and violations of personal information protection obligations. Since the Amendment was only released in draft form for purposes of soliciting public comments at this stage, uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of this proposed Amendment.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transmission, which came into effect on September 1, 2022 and regulate security assessment procedures with respect to cross-border data transfer by data processor of important data and personal information that is collected and generated during operations within the PRC. According to these measures, personal data processors will be subject to security assessment procedures conducted by the CAC prior to any cross-border transfers of data if the transfer involves: (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or data processors that have processed personal data of more than one million persons; (iii) personal information transferred overseas by data processors who have provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by the CAC. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transmission before the effectiveness of these measures are required to be brought into compliance with the measures by March 2023.

On August 20, 2021, the SCNPC of China promulgated the Personal Information Protection Law, which became effective on November 1, 2021, and which integrates various scattered rules with respect to personal information rights and privacy protection. The Personal Information Protection Law stipulates that, among other requirements, (i) all processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope that is necessary to achieve the processing purpose and should avoid any excessive collection of personal information. Personal information processors are required to adopt necessary measures to safeguard the security of the personal information they handle. Any offending entities could be ordered to undertake corrective measures, or to suspend or terminate their provision of services, and to potentially face confiscation of unlawful income, fines or other penalties.

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

D.Property, plant and equipment

Our headquarters and some of our subsidiaries are located in Beijing, China, where we lease approximately 3,409 square meters of office space. We also lease a total of approximately 2,962 square meters of office space in other cities where our subsidiaries are located, which includes approximately 757 square meters in Kunshan, Jiangsu Province, 106 square meters in Changsha, Hunan Province, 943 square meters in Wuhan, Hubei Province, 1,041 square meters in New York and 115 square meters in Malaysia.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

In accordance with Instruction 6 to Item 5, information with respect to the fiscal year 2020 has been omitted from this Item 5. Such information has previously been reported and is available in Item 5 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021.

A.Operating Results

Overview

Since our inception in 1997, we have completed 77 projects with total GFA of 10,942,634 square meters. As of December 31, 2022, we had 29 projects covering 12 cities in China, the United States and the United Kingdom with estimated total GFA of 5,325,147 square meters under construction and planning, of which 22 projects with estimated total GFA of 4,015,996 square meters were under construction. As of December 31, 2021, we had 35 projects covering 16 cities in China, the United States and the United Kingdom with estimated total GFA of 7,171,506 square meters under construction and planning, of which 28 projects with estimated total GFA of 4,993,694 square meters were under construction.

Our total revenue, derived primarily from sales of residential real estate, was US$1,536.0 million in 2021 and US$950.0 million in 2022. Our net loss was US$413.3 million and US$258.7 million, respectively, for the same periods. We acquire land in China primarily through auctions of government land and acquisition of landowning entities. These acquisition methods allow us to obtain unoccupied land with unencumbered land use rights, which in turn enables us to save the time and expenses associated with protracted legal processes to obtain title, demolition and re-settlement and to commence construction quickly.

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

Principal Factors Affecting Our Results of Operations

Economic growth and demand for residential property in China and since 2012, in the United States

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the cities where we operate. As of December 31, 2022, 98.9% of the units in our completed projects were sold. We have periodically experienced some volatilities in demand due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices, such as the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market announced by the General Office of the PRC State Council in February 2013 which, among others, requires an individual income tax at a rate of 20% on gains generated from the sale of a self-owned property (See “Item 4. Information on the Company — B. Business Overview — Regulation — China — Regulations on Real Estate Financing”). However, we expect continuing economic growth in China, rising disposable income levels and population growth in our target cities to support demand for residential properties over the next several years. If we continue to expand our business operations in the United States, trends and development in the U.S. economy, including developments in the United States housing markets, will become increasingly important to our business and results of operations.

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

In addition to bank debt, we obtain financing through the issuance of debt securities and through onshore corporate bonds issued by our subsidiary, Xinyuan China. As of December 31, 2022, we had outstanding US$721.4 million aggregate principal amount of senior secured notes with interest rates ranging from 12.0% to 14.5%. Also, as of December 31, 2022, Xinyuan China had outstanding US$39.3 million in corporate bonds. For more detailed discussion of the bank borrowing and debt securities, see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.”

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

Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites increases, the auction mechanism tends to lead to higher prices. In 2021 and 2022, land use rights costs, including auction price and taxes, constituted 38.2% and 33.1% respectively, of our costs of revenue. During 2022, the cost of land acquisitions in China we incurred, including deposits for potential acquisitions under the negotiated land acquisition model, is immaterial,.

We acquire our development sites or land held for sale in the United States generally through off-market transactions, including resales and distressed sales. We did not purchase any new property in the United States in 2021 and 2022.

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

	2021		2022
	US$	%	US$	%
	(in thousands, except for percentages)
Real estate sales	1,392,240	90.6	809,413	85.2
Real estate leasing	19,781	1.3	20,783	2.2
Real estate management services income	109,823	7.2	105,460	11.1
Other revenue	14,174	0.9	14,356	1.5
Total revenue	1,536,018	100.0	950,012	100.0

The impact of foreign exchange rate variances on reported revenues in U.S. dollars was an adverse 4.18% in 2022, compared to an adverse 0.07% in 2021.

Real estate sales

Real estate sales represent revenues from the sales of residential properties we develop and acquire. Throughout this annual report, real estate sales are stated net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff applicable to property sales in the PRC which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$4.3 million and US$1.2 million in 2021 and 2022, respectively. Beginning May 1, 2016, a value added tax instead of the business tax was levied on the relevant contracted sales value at the rate of 5% or 11%. Beginning May 1, 2018, the rates of value added tax was levied on the relevant contracted sales value at the rate of 5% or 10%. Beginning May 1, 2019, the rates of value added tax was levied on the relevant contracted sales value at the rate of 5% or 9%.

On January 1, 2018, the Company adopted ASC 606: “Revenue from Contracts with Customers”, or ASC 606, issued by the Financial Accounting Standards Board. The Company adopted the guidance using the modified retrospective approach. Under the new revenue recognition standards, revenue from domestic real estate sales under the previous contract terms, which used to be recognized over time under the percentage of completion method, or POC, is no longer recognized until title is transferred and the Company does not have the enforceable right to payment, therefore, the revenue, cost and retained earnings decreased; on the other hand, the balance of real estate properties under development and customer deposits increased. In 2021 and 2022, all the revenues related to the projects in the U.S. were recognized after the title was transferred.

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

Costs of revenues

The following table sets forth a breakdown of our costs of revenues for the period indicated:

	2021		2022
	US%	%	US$	%
	(in thousands, except for percentages)
Cost of real estate sales
Land use rights costs	560,141	38.2	290,233	33.1
Construction costs	799,203	54.4	478,123	54.4
Total cost of real estate sales	1,359,344	92.6	768,356	87.5

Cost of real estate leasing	22,438	1.5	20,288	2.3
Cost of real estate management services	73,978	5.1	79,610	9.1
Other costs	12,320	0.8	9,802	1.1
Total Costs of revenues	1,468,080	100.0	878,056	100.0

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

Construction costs. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for flexible payments which cover substantially most of all labor, materials, fittings and equipment costs, subject to adjustments for certain prescribed contingencies, such as design changes during the construction process or changes in government-suggested steel prices or cement prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we directly purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$148.3 million and US$73.9 million in 2021 and 2022, respectively.

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

In 2022, we recognized impairment loss of US$2,932,743 (2021: US$1,347,050) for our active projects, consisting of projects under construction or planning or completed or held for lease.

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

As of December 31, 2022, we employed 127 full-time sales and marketing personnel. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

●	staff salaries and benefits, quarterly and annual bonuses, and stock-based compensation;
●	traveling and office expenses;
●	professional fees, such as audit and legal fees; and
●	other expenses.

Interest Income

Interest income represents interest earned on mainly on our bank balances.

Interest Expenses

Interest expense includes (i) interest on US$300 million principal amount of our 14.20% notes due 2021 (the “October 2021 Senior Secured Notes” which were fully redeemed, and were exchanged for new notes due in October 2023 with principal amount of US$208 million, or the October 2023 Senior Secured Notes), US$300 million principal amount of our 7.75% notes due 2021 (the “February 2021 Senior Secured Notes” which were fully redeemed), RMB514.5 million (US$75 million) principal amount of our 12% notes due 2022, or the June 2022 Senior Secured Notes, US$300 million principal amount of our 14.50% notes due 2023, or the September 2023 Senior Secured Notes, US$270 million principal amount of our 14.00% notes due 2024, or the January 2024 Senior Secured Notes, US$628 million principal amount of our public onshore bonds (which was partially redeemed early in 2019), and US$377 million principal amount of our non-public onshore bonds (which was partially redeemed early in 2019), (ii) amortization of debt issuance cost, and (iii) interest expense on capital leases.

All of our borrowings are granted by PRC commercial banks or financing institutions and denominated in RMB except for U.S. dollar and Hong Kong dollar-denominated borrowings from the following: US$42.9 million from Luso International Banking Ltd., US$41.9 million from Kent EB-5. LLC, US$120 million from Ares Management and US$30 million from 135-35 NORTHERN BLVD LLC. Our senior secured notes (see below) are also denominated in U.S. dollars. Interest rates on our long-term PRC bank borrowings are typically variable and linked to benchmark rates published by the PBOC. Our weighted average interest rate on short-term bank loans and other debt as of December 31, 2022 was 7.26%. As of December 31, 2022, the PBOC benchmark rate for a one-year loan was 4.35% per annum and those for loans of more than one year ranged from 4.75% to 4.90% per annum.

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

In 2022, out of total interest costs incurred, US$158.0 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2022 Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$246.7 million in 2022, including US$216.8 million of interest on loans and notes, US$0.3 million of amortization of debt issuance costs and US$29.7 million of amortization of aircraft leaseback related interest.

In 2021, out of total interest costs incurred, US$183.4 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2021 Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$318.5 million in 2021, including US$272.6 million of interest on loans and notes, US$0.3 million of amortization of debt issuance costs and US$45.6 million of amortization of aircraft leaseback related interest.

Share of Income/(Loss) of Equity Investee

As of December 31, 2021 and 2022, the Group had a 1.85% investment in Zhengzhou Lianhe Real Estate Co., Ltd. The Group does not exercise significant influence over Zhengzhou Lianhe Real Estate Co., Ltd. and therefore, the Group accounts for the investment as a nonmarketable equity security. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible. The Company adopted ASU 2016-01 and elected to record equity investments without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the Company. There were no material adjustments for observable price change or impairment related to these investments in 2022.

On January 11, 2016, the Group together with two other entities established a joint venture called Shenzhen Zhong An Financial Lease Co., Ltd., or Shenzhen Zhong An, in which the Group holds a 25% equity interest. The purpose of the joint venture is to undertake financial lease businesses. In 2022, Shenzhen Zhong An was approved by the general meeting of shareholders for liquidation and distributed to shareholders. The Group collected the cost of investment with no material share of income.

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

On January 18, 2017, the Group acquired 51% equity interest in Zhengzhou Hangmei. Zhengzhou Hangmei, a consolidated subsidiary, holds a 3.75% equity interest of Zhengzhou Taike Real Estate Co., Ltd. amounting to US$738,073. The Group does not exercise significant influence over Zhengzhou Taike Real Estate Co., Ltd. and therefore, the Group accounted for the investment as a nonmarketable equity security. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible. The Company adopted ASU 2016-01 and elected to record equity investments without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the Company. In 2022, we disposed this investment with no material share of income.

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

The Group initiated various legal actions against Beijing Huiju regarding, inter alia (i) the transfer of the remaining 21% equity interest in Qingdao Huiju to the Group and appointment of directors onto the board of Qingdao Huiju, (ii) the refunding of an unauthorized transfer of cash in the amount of US$98.7 million from Qingdao Huiju to Beijing Huiju, and (iii) the return of the business license and official seals of Qingdao Huiju being held under escrow by a third party to Qingdao Huiju. In March 2019, the PRC local court held that Beijing Huiju shall refund the unauthorized cash transferred to Beijing Huiju to Qingdao Huiju, and has frozen US$98.7 million of the cash in Beijing Huiju’s bank account. In June 2021, the PRC Supreme People’s Court supported the PRC local court’s judgement and also ruled that Beijing Huiju shall refund the amount of US$98.7 million to Qingdao Huiju, which comprised the final trial under PRC litigation proceedings. In January 2020, the local PRC court held that the third party holding the business license and official seals of Qingdao Huiju in escrow shall return such documents to Qingdao Huiju in a preliminary civil trial. In June 2020, the Qingdao Intermediate People’s Court confirmed the ruling of the preliminary civil trial after Beijing Huiju appealed to the Court against the return of business and official seals to Qingdao Huiju. In January 2022, the China International Economic and Trade Arbitration Commission, or CIETAC, ruled that Beijing Huiju shall transfer the remaining 21% equity interest in Qingdao Huiju to the Group, that Beijing Huiju shall coordinate in completing the equity transfer registration formalities and confirmed that the Group has the right to appoint three directors onto the board of Qingdao Huiju. Based on independent legal advice and after due and careful enquiry, the directors of the Company are of the view that the above events shall have not any material adverse effect on the Group’s investment in and receivables from Qingdao Huiju.

In 2022, the enforcement status of the above award/judgements is that, (i) the change of equity registration formalities to has been completed by Beijing Huiju within the prescribed period provided by the CIETAC; (ii) Qingdao Huiju has received the refund of US$98.7 million transferred by Beijing Huiju; and (iii) Qingdao Huiju has collected the returned business license and official seals of Qingdao Huiju. Therefore, Qingdao Huiju has been consolidated in the Group’s financial statements since the year of 2022.

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

On June 22, 2018, the Company together with a non-affiliated company, Huzhou Xinhong Real Estate Development Co., Ltd, established a joint venture, Huzhou Xinhong Town Construction and Development Co., Ltd., or Huzhou Xinhong, in which the Company holds a 78.46% equity interest. Based on the articles of association, the Company cannot exercise control of Huzhou Xinhong, but has the ability to exercise significant influence over Huzhou Xinhong’s operating and financial decisions and accounted for it as an equity method investment.

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

As of December 31, 2021, the Group’s investment in the investees in the aggregate exceeded its proportionate share of the net assets of the equity method investees by nil (December 31, 2021: nil). This difference, if any, represents equity method goodwill and therefore, is not amortized. In 2022, the Group recognized share of loss amounting to US$26.2 million (2021: US$23.3 million), mainly consisting of MDL amounting to US$9.5 million and Wuhu Penghong amounting to US$15.9 million. As of December 31, 2021 and 2022, there was no material impairment related to these investments.

Net Gain/(Loss) on Debt Extinguishment

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

From January 1, 2021 to December 31, 2021, the Company redeemed the October 2023 Senior Secured Notes for a total principal amount of US$66.1 million, the January 2024 Senior Secured Notes for a total principal amount of US$5.5 million and the September 2023 Senior Secured Notes for a total principal amount of US$41.2 million. The gain/(loss) on extinguishment of debt is immaterial.

From January 1, 2022 to December 31, 2022, the Company redeemed the September 2023 Senior Secured Notes for a total principal amount of US$3.5 million, the January 2024 Senior Secured Notes for a total principal amount of US$4.8 million and the October 2023 Senior Secured Notes for a total principal amount of US$2.5 million. The Company recognized gain on extinguishment of debt amounting to US$9,620,914.

Income Taxes

The following table sets forth the components of income taxes for the periods indicated:

	2021		2022
	US$	%	US$	%
	(in thousands, except for percentages)
Corporate income tax	15,227	(209.1)	42,949	464.7
Land appreciation tax	39,101	(537.0)	26,862	290.7
Deferred tax benefit	(61,609)	846.1	(60,570)	(655.4)
Income taxes	(7,281)	100.0	9,241	100.0

For an explanation of deferred tax benefit, see Notes 2(w) and 15 of the consolidated financial statements included elsewhere in this annual report on Form 20-F. For a discussion of corporate income tax and land appreciation tax, see below.

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

We have made provision for the corporate income tax, or CIT, payable by our PRC subsidiaries based on the statutory income tax rate of 25%, after appropriate adjustments to our taxable income used in the calculation. The difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis has been treated as an unrecognized tax benefit under ASC 740-10 “Income Tax,” or ASC 740-10, which had a balance of US$135.6 million as of December 31, 2022. The increase in the unrecognized tax benefits is mainly attributable to deemed interest income from our subsidiaries during the year amounting to US$10.0 million and related late payment interests amounting to US$4.3 million.

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

In 2022, we have made provision for LAT with respect to properties sold up to December 31, 2022 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

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

Under our 2007 long-term incentive plan, as of December 31, 2022, there was 39,400 of options granted prior to the expiration of the 2007 long-term incentive plan remain exercisable. Under our 2014 RSU Plan, we have granted 12,453,194 restricted common shares to employees and directors that vest ratably over a three-year service vesting period. Under our 2015 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 20,000,000 common shares. As of December 31, 2022, 2,796,734 options remained outstanding and exercisable, and 14,865,808 shares remained eligible for future grants under the 2015 long-term incentive plan.

We incurred compensation cost of US$3.4 million and US$0.6 million in 2021 and 2022, respectively, in the general and administrative expenses. For a description of the grants under each of the plans, see Note 16 of the consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents a summary of our consolidated statements of comprehensive income by amount and as a percentage of our total revenue during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	2021		2022
	US$	%	US$	%
	(in thousands, except for percentages)
Revenue	1,536,018	100.0	950,012	100.0
Costs of revenue	(1,468,081)	(95.6)	(878,056)	(92.4)
Gross profit	67,937	4.4	71,956	7.6
Selling and distribution expenses	(90,569)	(5.9)	(29,458)	(3.1)
General and administrative expenses	(163,410)	(10.6)	(96,106)	(10.1)
Gain on disposal of property held for lease	—	0.0	5,687	0.6
Impairment losses on goodwill and intangible assets	(18,651)	(1.2)	(1,481)	(0.2)
Operating loss	(204,694)	(13.3)	(49,402)	(5.2)
Interest income	28,297	1.8	8,207	0.9
Interest expenses	(183,399)	(11.9)	(158,008)	(16.6)
Exchange (loss)/income	(9,707)	(0.6)	39,952	4.2
Other income/(loss)	2,510	(0.2)	(1,968)	(0.2)
Share of loss of equity investees	(23,346)	(1.5)	(26,167)	(2.8)
Net gain on debt extinguishment	—	0.0	9,621	1.0
Loss on short-term investments	(30,203)	(1.9)	(71,675)	(7.5)
Loss from operations before income taxes	(420,543)	(27.4)	(249,441)	(26.3)
Income taxes benefit/(expenses)	7,281	0.5	(9,241)	(1.0)
Net loss	(413,262)	(26.9)	(258,683)	(27.2)
Net loss attributable to non-controlling interest	(4,045)	(0.3)	(4,671)	(0.5)
Net loss attributable to Xinyuan Real Estate Co., Ltd. shareholders	(417,307)	(27.2)	(263,353)	(27.7)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue

Revenue decreased by US$586.0 million, or 38.2%, to US$950.0 million in 2022 from US$1,536.0 million in 2021.

Real estate sales

Revenue from real estate sales decreased by US$582.8 million, or 41.9%, to US$809.4 million in 2022 from US$1,392.2 million in 2021, principally due to decrease in contract sales due to COVID-19 and the general condition of housing market in China.

The following table sets forth the percentage of completion, the percentage sold and related revenues for our pre-sold projects in 2021 and 2022. The revenues for our new pre-sold projects since January 1, 2018 are recognized on an over-time basis upon the adoption of ASC 606 and recognized at a point in time in the United States. For information regarding revenue recognition on an over time basis and at a point in time, see “Critical Accounting Policies,” below.

				Percentage Sold (2)
		Percentage Complete		Accumulated as of
Project	Total GFA	as of December 31, (1)		December 31		Revenues Recognized for The Year Ended December 31,
		2021	2022	2021	2022	2021		2022
	m2%		%	%	%	US$	%(3)	US$	%(3)
Chengdu region
Chengdu Xinyuan Splendid I	231,032	100.0	100.0	99.3	100.0	1,484,046	0.1	(20)	—
Chengdu Xinyuan Splendid II	217,010	100.0	100.0	100.0	100.0	—	—	—	—
Chengdu Thriving Family	203,374	99.8	99.8	92.1	100.0	5,240,053	0.4	9,102,294	1.1
Chengdu Xinyuan City (4)	741,594	59.1	68.2	56.1	57.9	121,884,222	8.8	84,702,496	10.5
Shanghai region
Shanghai Royal Palace	57,770	99.9	99.9	67.2	67.2	179,183	—	132,084	—
Suzhou International City Garden	204,147	100.0	100.0	100.0	100.0	(15,086)	—	(4,277)	—
Suzhou Lake Splendid	198,113	100.0	100.0	100.0	100.0	—	—	(113,365)	—
Suzhou Xin City	127,291	100.0	100.0	100.0	100.0	13,898	—	—	—
Suzhou Lake Royal Palace	169,781	100.0	100.0	100.0	99.8	—	—	—	—
Kunshan International City Garden	497,972	100.0	100.0	99.9	100.0	438,260	—	—	—
Kunshan Royal Palace	280,091	100.0	100.0	99.5	100.0	980,801	0.1	—	—
Kunshan Xindo Park	89,001	99.9	100.0	97.6	99.9	4,402,445	0.3	485,341	0.1
Xuzhou Colorful City	130,845	99.4	99.4	96.4	100.0	268,208	-	(210)	-
Kunshan Xinyu Jiayuan (4)	107,970	97.1	97.4	94.8	95.0	104,892,480	7.5	1,265,865	0.2
Suzhou Galaxy Bay (4)	73,313	94.3	94.7	93.3	94.4	20,137,340	1.4	2,055,919	0.3
Suzhou Gusu Shade I (4)	11,944	98.8	97.8	92.5	94.3	3,565,234	0.3	(764,527)	(0.1)
Shandong region
Jinan International City Garden	264,357	100.0	100.0	99.8	99.8	—	—	50,624	—
Jinan Xinyuan Splendid	572,256	100.0	100.0	99.4	100.0	3,298,927	0.2	13,991	—
Shandong Royal Palace	449,568	98.7	98.6	98.9	100.0	9,758,484	0.7	136,405	—
Jinan Xin Central	197,219	100.0	100.0	94.9	100.0	9,671,897	0.7	11,500	—
Qingdao Royal Dragon Bay (4)	161,877	90.7	91.2	87.6	88.1	116,677,756	8.4	15,272,805	1.9
Jinan Royal Spring Bay (4)	127,788	96.5	96.6	87.0	84.7	35,259,927	2.5	(3,876,452)	(0.5)
Lingshan Bay Dragon Seal	380,588	N/A	68.1	N/A	30.1	N/A	N/A	141,329,291	17.5
Henan region
Zhengzhou Xinyuan Colorful Garden	191,781	100.0	100.0	100.0	100.0	(1,899)	—	1,286,400	0.2
Zhengzhou Finance Square	67,225	100.0	100.0	100.0	100.0	(27,516)	—	—	—
Zhengzhou Modern City	232,054	100.0	100.0	100.0	100.0	—	—	1,739,782	0.2
Zhengzhou Century East A	76,469	100.0	100.0	100.0	100.0	—	—	(142)	—
Zhengzhou Century East B	166,481	100.0	100.0	100.0	100.0	—	—	—	—
Zhengzhou Xin City	210,258	100.0	100.0	98.6	100.0	205,289	—	3,424,738	0.4
Henan Thriving Family	132,051	99.5	99.5	90.6	92.1	—	—	—	—
Henan Xin Central I	261,607	99.4	99.4	95.5	96.3	4,938,200	0.4	1,862,440	0.2
Xingyang Splendid I	114,997	93.5	96.4	80.5	100.0	143,852	—	25,347,226	3.1
Xingyang Splendid II	118,530	83.0	86.4	74.7	76.9	867,344	0.1	269,708	—
Xingyang Splendid III	120,872	96.4	100.0	98.0	99.4	1,097,212	0.1	101,630	—
Xingyang Splendid IV (4)	152,238	51.1	57.0	81.7	85.2	6,436,271	0.5	9,244,649	1.1
Zhengzhou Xindo Park	134,362	98.7	98.7	88.5	88.5	(522,805)	—	595,335	0.1
Zhengzhou Fancy City I	166,524	99.8	99.8	90.9	94.0	2,291,894	0.2	1,574,406	0.2
Zhengzhou Fancy City III (4)	80,628	89.9	92.3	95.8	96.0	5,358,119	0.4	3,465,978	0.4
Zhengzhou International New City I	356,677	118.5	98.8	97.5	99.4	6,106,193	0.4	4,840,414	0.6
Zhengzhou International New City II	175,083	86.3	85.6	97.4	99.6	2,352,018	0.2	(5,908,730)	(0.7)
Zhengzhou International New City III A	97,163	88.6	89.7	95.7	100.0	10,277,114	0.7	(1,171,309)	(0.1)
Zhengzhou Fancy City II (South)	84,274	96.5	97.0	96.8	98.7	271,306	—	43,241	—
Zhengzhou Fancy City II (North)	108,916	86.3	88.5	88.8	89.4	102,918,197	7.4	(12,158,994)	(1.5)
Henan Xin Central II	109,744	99.7	99.6	93.8	98.2	6,566,096	0.5	368,767	—
Zhengzhou International New City III B (4)	118,678	85.5	85.0	98.9	99.9	11,760,495	0.8	(553,074)	(0.1)
Zhengzhou International New City III C (4)	82,965	84.5	95.8	91.2	93.2	13,872,077	1.0	14,662,639	1.8
Zhengzhou International New City III D (4)	46,094	90.4	93.3	97.0	95.8	6,418,128	0.5	2,591,938	0.3
Zhengzhou International New City IV (4)	202,103	75.3	77.7	94.4	92.7	16,057,217	1.2	4,021,565	0.5
Zhengzhou Hangmei International Wisdom City I (4)	133,962	88.9	97.0	83.8	85.8	25,708,316	1.8	(40,575)	—
Zhengzhou Hangmei International Wisdom City II (4)	134,599	N/A	97.7	N/A	94.3	N/A	N/A	72,013,986	8.9
Xinyuan Golden Water View City (4)	355,301	80.2	80.3	51.3	50.6	24,588,010	1.8	(4,411,148)	(0.5)
Xingyang Splendid V (4)	80,486	54.7	55.1	94.8	94.5	4,026,543	0.3	147,551	—
Zhengzhou International New City IV B10 (4)	92,842	64.7	62.7	86.1	85.3	5,137,500	0.4	(2,678,511)	(0.3)
Zhengzhou International New City A04 (4)	105,987	61.5	62.9	86.0	86.0	23,563,473	1.7	1,896,778	0.2
Zhengzhou Xinyuan Palace I	122,246	63.1	67.3	91.4	91.4	33,764,844	2.4	9,154,895	1.1
Zhengzhou Xinyuan Yue Royal Palace	275,715	50.8	53.3	12.8	13.7	24,884,590	1.8	2,792,664	0.3
Anhui region
Hefei Wangjiang Garden	145,455	100.0	100.0	100.0	100.0	118,965	—	566,652	0.1
Beijing region
Beijing Xindo Park	133,096	99.9	99.9	94.6	99.5	6,667,429	0.5	10,545,287	1.3
Beijing Tongzhou Liyuan	87,304	72.1	77.9	67.7	78.6	262,427,158	18.8	106,006,907	13.1
Tianjin Spring Royal Palace I	139,980	99.0	99.1	80.9	91.8	290,316	—	400,305	—
Tianjin Spring Royal Palace II (4)	143,797	92.6	95.4	84.5	95.9	44,241,737	3.2	25,380,596	3.1
Changsha region
Changsha Xinyuan Splendid	252,361	99.9	99.9	95.6	96.2	3,001,611	0.2	(24,460)	—
Changsha Mulian Royal Palace	90,940	98.2	98.1	100.0	99.9	4,428,210	0.3	—	—
Changsha Furong Thriving Family (4)	72,042	99.3	98.4	100.0	99.9	842,725	0.1	(1,034,013)	(0.1)
Sanya region
Sanya Yazhou Bay No.1	119,237	98.8	98.8	96.8	100.0	(34,447)	—	(9,249)	—
Xi’an region
Xi’an Metropolitan	287,164	98.7	98.8	89.9	97.7	9,768,668	0.7	8,112,271	1.0
Xi’an Xinyuan Royal Palace	198,846	55.5	69.5	50.8	96.2	156,280,641	11.2	182,903,190	22.6
Dalian region
Dalian International Health Technology Town I (4)	98,733	82.6	82.3	91.9	91.7	28,444,460	2.0	(556,850)	(0.1)
Dalian International Health Technology Town I-A2	9,193	55.5	69.5	50.8	96.2	7,198,189	0.5	788,128	0.1
Guangdong region
Foshan Xinchuang AI International Science and Technology Innovation Valley (4)	194,404	79.3	87.3	66.2	61.8	68,660,846	4.9	34,671,616	4.3
US
Northern Nevada Land Portfolio	N/A	N/A	N/A	N/A	N/A	—	—	—	—
Lennox Project	N/A	N/A	N/A	N/A	N/A	—	—	—	—
Hudson Garden Project	10,235	N/A	N/A	N/A	N/A	—	—	41,048,973	5.1
New York Oosten	30,855	N/A	N/A	N/A	N/A	22,707,345	1.6	16,289,560	2.0
Total	12,417,455					1,392,240,005	100.0	809,412,923	100.0

(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.
(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.
(3)	Percentage of all real estate sales revenues for the financial period, including revenues recognized on an “over time” basis and until title was transferred.
(4)	The revenues for these projects are recognized on an over time basis.

The following table sets forth the square meters sold and average selling price per square meter for each pre-sold project, each reportable segment and on a consolidated basis in 2021 and 2022:

Project	Year Ended December 31,
	2021			2022
		Square	Average		Square Meters	Average
	Contract Sales	Meters Sold	Selling Price	Contract Sales	Sold	Selling Price
	US$	m2	US$/m2	US$	m2	US$/m2
Chengdu Region
Chengdu Xinyuan Splendid II	(534,939)	—	—	21,943	—	—
Chengdu Thriving Family	15,826,661	6,033	2,623	1,013,181	665	1,524
Chengdu Xinyuan City	195,855,186	119,790	1,635	30,583,603	21,668	1,411
Total	211,146,908	125,823	1,678	31,618,727	22,333	1,416
Shanghai region
Shanghai Royal Palace	(294,519)	—	—	230,180	—	—
Suzhou Galaxy Bay	(2,917,007)	90	(32,411)	788,295	(1,389)	(568)
Suzhou Gusu Shade I	4,114,213	1,713	2,402	2,878,555	1,060	2,716
Suzhou Gusu Shade II *	9,575,942	4,218	2,270	—	—	—
Huzhou Silk Town **	10,436,240	5,202	2,006	—	—	—
Suzhou Linhu Lake Project	196,022,734	8,488	23,094	62,739,943	40,404	1,553
KunshanXindo Park	1,482,694	992	1,495	1,022,349	590	1,733
Kunshan Xinyu Jiayuan	79,912,636	22,952	3,482	2,753,323	689	3,996
Xuzhou Colorful City	5,788,513	7,473	775	—	—	—
Total	304,121,446	51,128	5,948	70,412,645	41,354	1,703
Shandong region
Jinan International City Garden	37,606	—	—	—	—	—
Jinan Xinyuan Splendid	4,346,831	5,209	834	(945,410)	(90)	10,505
Shandong Royal Palace	643,623	1,634	394	1,517,544	5,535	274
Jinan Xin Central	3,033,875	1,787	1,698	589,044	1,462	403
Qingdao Royal Dragon Bay	62,054,314	21,028	2,951	2,552,658	844	3,024
Jinan Royal Spring Bay	36,007,235	26,731	1,347	12,389,674	9,261	1,338
Qingdao Longxi	134,420,395	53,742	2,501	182,166,857	69,224	2,632
Total	240,543,879	110,131	2,184	198,270,367	86,236	2,299

Henan region
Zhengzhou Royal Palace	(3,699)	—	—	—	—	—
Zhengzhou Modern City	101,205	149	679	—	—	—
Zhengzhou Xin City	1,122,234	718	1,563	3,623,946	1,280	2,831
Zhengzhou Thriving Family	129,321	476	272	798,307	134	5,958
Henan Xin Central I	1,434,832	(148)	(9,695)	601,827	2,690	224
Zhengzhou Xindo Park	92,012	398	231	299,453	156	1,920
Xingyang Splendid I	764,795	535	1,430	—	—	—
Xingyang Splendid II	636,430	852	747	1,546,249	1,451	1,066
Xingyang Splendid III	1,444,743	1,239	1,166	—	—	—
Zhengzhou Fancy City I	1,344,522	963	1,396	742,919	795	934
Zhengzhou Fancy City II (South)	(402,190)	(1,307)	308	175,242	—	—
Zhengzhou International New City I	3,094,364	1,894	1,634	115,254	444	260
Henan Xin Central II	182,115	811	225	(215,096)	263	(818)
Zhengzhou Fancy City II (North)	19,504,623	13,801	1,413	678,282	516	1,315
Zhengzhou International New City II	1,945,590	1,882	1,034	31,841	—	—
Zhengzhou International New City III A	767,545	884	868	84,835	119	713
Zhengzhou International New City III B	2,158,893	—	—	45,738	—	—
Zhengzhou International New City III D	864,265	336	2,572	178,323	580	307
Zhengzhou Hangmei International Wisdom City I	20,558,929	21,413	960	(6,051,472)	(6,346)	954
Zhengzhou Hangmei International Wisdom City II	—	—	—	80,723,605	127,939	1,321
Xingyang Splendid IV	9,452,142	(13,425)	(704)	27,581,545	47,237	584
Xinyuan Golden Water View City	16,421,331	7,820	2,100	4,563,893	1,585	2,879
Zhengzhou Fancy City III	433,722	(92)	(4,714)	269,815	665	406
Zhengzhou International New City III C	5,649,502	2,958	1,910	1,626,899	1,185	1,373
Zhengzhou International New City IV	5,094,096	2,040	2,497	1,425,210	917	1,554
Zhengzhou International New City IV B10	(123,032)	6	(20,505)	(315,880)	—	—
Zhengzhou International New City A04	32,205,327	38,135	845	7,859,543	3,996	1,967
Xingyang Splendid V	6,625,709	8,084	820	(26,498)	—	—
Zhengzhou Derun Project I	33,727,956	16,623	2,029	(1,488)	—	—
Xinyuan Yue Royal Palace	53,640,480	45,935	1,168	10,699,920	9,996	1,070
Total	218,867,762	152,980	1,431	137,062,212	195,602	701
Beijing region
Beijing Xindo Park	10,867,186	5,653	1,922	1,871,831	(25)	(74,873)
Tianjin Spring Royal Palace I	—	—	—	10,504,020	4,656	2,256
Tianjin Spring Royal Palace II	44,505,043	33,846	1,315	9,126,773	8,487	1,075
Beijing Tongzhou Liyuan	393,074,287	42,795	9,185	134,172,773	13,884	9,664
Total	448,446,516	82,294	5,449	155,675,397	27,002	5,765
Hunan region
Changsha Xinyuan Splendid	339,570	156	2,177	1,135,359	673	1,687
Changsha Furong Thriving Family	(7,030)	—	—	—	—	—
Total	332,540	156	2,132	1,135,359	673	1,687
Hainan region
Sanya Yazhou Bay No.1	(46,901)	—	—	—	—	—
Xi’an region
Xi’an Metropolitan	6,563,554	4,786	1,371	3,841,118	414	9,278
Xi’an Xinyuan Royal Palace	307,639,674	114,784	2,680	228,178,057	81,515	2,799
Total	314,203,228	119,570	2,628	232,019,175	81,929	2,832
Dalian region
Dalian International Health Technology Town I	15,805,920	14,717	1,074	—	—	—
Dalian International Health Technology Town II	9,064,969	4,518	2,006	—	—	—
Total	24,870,889	19,235	3,080	—	—	—
Guangdong region
Foshan Xinchuang AI International Science and Technology Innovation Valley	76,550,412	52,917	1,447	31,023,825	23,301	1,331
U.S. region
Hudson Garden Project	—	—	—	41,048,973	2,223	18,441
New York Oosten Project	27,702,725	2,500	11,081	13,729,807	1,182	11,618
Total	27,702,725	2,500	11,081	54,778,780	3,405	30,059
Grand Total	1,866,739,404	716,734	2,605	911,996,487	481,834	1,893

*The Company owns a 19.99% equity interest in Suzhou Litai Real Estate Co., Ltd., which develops Suzhou Gusu Shade II. The Company accounts for its investment under the equity method.

**The Company owns 78.46% equity interest in a joint venture, Huzhou Xinhong Town Construction and Development Co., Ltd. which develops Huzhou Silk Town. The Company accounts for its investment under the equity method.

Total square meters sold decreased to 481,834 square meters in 2022 from 716,734 square meters in 2021. The decrease was mainly due to COVID-19 and the general condition of the housing market in China in 2022.

The overall aggregate average selling price per square meter in 2022 decreased to US$1,893 from US$2,605 in 2021, primarily because fewer units were sold in locations with comparatively higher average selling price, such as Beijing and Shanghai.

Chengdu region. Total square meters in this region sold in 2022 decreased to 22,333 square meters from 125,823 square meters in 2021, primarily due to decreased sales of Chengdu Xinyuan City. The average selling price per square meter in 2022 decreased to US$1,416 from US$1,678 in 2021.

Shanghai region. Total square meters sold in 2022 decreased to 41,354 square meters from 51,128 square meters in 2021, mainly due to the decreased sales of Kunshan Xinyu Jiayuan, Xuzhou Colorful City, Huzhou Silk Town, Suzhou Gusu Shade II, and Suzhou Galaxy Bay partially offset by the increase in the number of saleable units of Suzhou Linhu Lake Project. The average selling price per square meter in 2022 decreased to US$1,703 from US$5,948 in 2021.

Shandong region. Total square meters sold in 2022 decreased to 86,236 square meters from 106,376 square meters in 2021, mainly due to the decrease of saleable units of Qingdao Royal Dragon Bay and Jinan Royal Spring Bay. The average selling price per square meter in 2022 increased to US$2,299 from US$2,241 in 2021.

Henan region. Total square meters sold in 2022 increased to 195,602 square meters from 152,980 square meters in 2021, mainly due to the increased sales of Zhengzhou Hangmei International Wisdom City II and Xingyang Splendid IV. The average selling price per square meter in 2022 decreased to US$701 from US$1,431 in 2021.

Beijing region. Total square meters sold in 2022 decreased to 27,002 square meters from 82,954 square meters in 2021, mainly due to the decreased sales of Tongzhou Xinyuan Royal Palace and Tianjin Spring Royal Palace II. The average selling price per square meter in 2022 increased to US$5,765 from US$5,449 in 2021.

Hunan region. Total square meters sold in 2022 increased to 673 square meters from 156 square meters in 2021, mainly due to the increased sales of Changsha Xinyuan Splendid.

Xi’an region. Total square meters sold in 2022 decreased to 81,929 square meters from 119,570 square meters in 2021, mainly due to the decreased sales of Xi’an Xinyuan Royal Palace. The average selling price per square meter in 2022 increased to US$2,832 from US$2,628 in 2021, resulting from the increase in high margin units available for sale.

Guangdong region. Total square meters sold in 2022 decreased to 23,301 square meters from 52,917 square meters in 2021, mainly due to the decrease of saleable units of Foshan Xinchuang AI International Science and Technology Innovation Valley. The average selling price per square meter in 2022 decreased to US$1,331 from US$1,447 in 2021.

United States region. Total square meters sold in 2022 increased to 3,405 square meters from 2,500 square meters in 2021, derived from the sale of New York Hudson Garden Project and New York Oosten Project. The average selling price per square meter in 2022 increased to US$16,073 from US$11,081 in 2021, due to the increase in high margin units available for sale.

Real estate leasing

Real estate leasing income increased by US$1.0 million, or 5.1% to US$20.8 million in 2022 from US$19.8 million in 2021.

Real estate management services income

Real estate management services income decreased by US$4.3 million, or 4.0%, to US$105.5 million in 2022 from US$109.8 million in 2021. The decrease primarily resulted from the decrease of square meters under our management.

Other revenue

Other revenue increased by US$0.2 million, or 1.3%, to US$14.4 million in 2022 from US$14.2 million in 2021.

Costs of Revenue

Costs of revenue decreased by US$590.0 million, or 40.2%, to US$878.1 million in 2022 from US$1,468.1 million in 2021, primarily resulted from the decrease of revenue.

Cost of real estate sales

Cost of real estate sales decreased by US$591.0 million, or 43.5%, to US$768.3 million in 2022 from US$1,359.3 million in 2021. The total land use rights cost decreased by US$269.9 million, or 48.2%, from US$560.1 million (38.2% of costs of revenue) in 2021 to US$290.2 million (33.1% of costs of revenue) in 2022. The decrease was consistent with the decrease of real estate sales revenue. Construction cost, including capitalized interest, decreased by US$321.1 million, or 40.2%, to US$478.1 million in 2022 from US$799.2 million in 2021, primarily due to decreased project construction activities and decrease of real estate sales revenue.

Cost of real estate leasing

Cost of real estate leasing decreased by US$2.1 million, or 9.6%, to US$20.3 million in 2022 from US$22.4 million in 2021. The decrease was primarily attributable to cost control measures in our real estate leasing business.

Cost of real estate management services

Cost of real estate management services increased by US$5.6 million, or 7.6%, to US$79.6 million in 2022 from US$74.0 million in 2021. The increase was mainly due to (i) the cancellation of the social insurance exemption policy by the government during the period, resulting a slight increase of labor costs; (ii) relatively lower gross profit margin of real estate management service business in respect of new industrial park and business park.

Other costs

Other costs decreased by US$2.5 million, or 20.4%, to US$9.8 million in 2022 from US$12.3 million in 2021. The decrease was primarily attributable to cost control measures in software consulting service.

Gross Profit

Gross profit increased by US$4.0 million, or 5.9%, to US$71.9 million in 2022 from US$67.9 million in 2021. Gross profit margin was 7.6% in 2022, compared to 4.4% in 2021. The increase was primarily attributable to the increase of percentage in pre-sale of our high margin units over all units available in 2022.

Selling and Distribution Expenses

Selling and distribution expenses decreased by US$61.1 million, or 67.5%, to US$29.5 million in 2022 from US$90.6 million in 2021. As a percentage of revenue, selling and distribution expenses, it was 3.1% in 2022, compared to 5.9% in 2021. The decrease was primarily due to decrease in promotion activities. As revenue grows in the future, we expect selling and distribution expenses as a percentage of revenue to remain stable.

General and Administrative Expenses

General and administrative expenses decreased by US$67.3 million, or 41.2% to US$96.1 million in 2022 from US$163.4 million in 2021. The decrease was primarily due to the decrease of headcount and our expense control measures. As a percentage of revenue, general and administrative expenses, it was 10.1% in 2022 compared to 10.6% in 2021.

Interest Income

Interest income was US$8.2 million in 2022, compared to US$28.3 million in 2021. The decrease was primarily due to the maturity of time deposits secured for some loans and the decrease of cash and cash equivalents.

Interest Expenses

In 2022, out of total interest costs incurred, US$158.0 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2022 Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$246.7 million in 2022, including US$216.8 million of interest on loans and notes, US$0.3 million of amortization of debt issuance costs and US$29.7 million of amortization of aircraft finance lease related interest.

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

Income Taxes

Income taxes expense increased by US$16.5 million, or 226.9% to income tax expense of US$9.2 million in 2022 from income tax benefit of US$7.3 million in 2021 mainly due to the increase of current income tax expense, which was primarily attributable to the increase in taxable income of some subsidiaries despite of the decrease of gross revenue.

Our effective tax rate increased to 3.7% in 2022, from -1.7% in 2021.

Net Loss Attributable to our Shareholders

Net loss decreased by US$154.0 million, or 36.9% to US$263.3 million in 2022, from net loss of US$417.3 million in 2021.

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

	2021	2022

	(US$ in thousands, except for percentages)
Zhengzhou, Henan
Total revenue	357,138	153,519
Total cost of revenue	(390,576)	(150,603)
Gross profit /(loss)	(33,438)	2,916
Gross margin	(9.4)%	1.9%
Operating loss	(100,664)	(6,132)
Jinan and Qingdao, Shandong
Total revenue	175,035	154,435
Total cost of revenue	(176,917)	(172,173)
Gross profit /(loss)	(1,882)	(17,738)
Gross margin	(1.1)%	(11.5)%
Operating loss	(12,762)	(30,748)
Suzhou, Kunshan and Xuzhou, Jiangsu, and Shanghai
Total revenue	138,442	5,689
Total cost of revenue	(125,392)	(4,279)
Gross profit	13,050	1,410
Gross margin	9.4%	24.8%
Operating income /(loss)	(6,087)	195
Chengdu, Sichuan
Total revenue	129,264	94,185
Total cost of revenue	(165,009)	(88,743)
Gross profit/(loss)	(35,745)	5,442
Gross margin	(27.7)%	5.8%
Operating income /(loss)	(44,246)	1,713
Beijing and Tianjin
Total revenue	317,184	144,237
Total cost of revenue	(256,352)	(116,175)
Gross profit	60,832	28,062
Gross margin	19.2%	19.5%
Operating loss	(19,773)	(14,713)
Sanya, Hainan
Total revenue	—	—
Total cost of revenue	—	—
Gross loss	—	—
Gross margin	—%	—%
Operating loss	(310)	(47)
Changsha, Hunan
Total revenue	10,334	1,009
Total cost of revenue	(11,162)	(131)
Gross profit /(loss)	(828)	878
Gross margin	(8.0)%	87.0%
Operating loss	(1,888)	(365)
Xi’an, Shaanxi
Total revenue	172,052	195,198
Total cost of revenue	(147,181)	(160,242)
Gross profit	24,871	34,955
Gross margin	14.5%	17.9%
Operating income	15,688	29,790
Zhuhai and Foshan, Guangdong
Total revenue	69,189	37,192
Total cost of revenue	(60,761)	(32,748)
Gross profit	8,428	4,443
Gross margin	12.2%	11.9%
Operating income /(loss)	(2,112)	1,145
Wuhan, Hubei
Total revenue	132	564
Total cost of revenue	(26)	(21)
Gross profit	106	543
Gross margin	80.3%	96.2%
Operating loss	(1,166)	(789)
Dalian, Liaoning
Total revenue	35,695	381
Total cost of revenue	(31,759)	(305)
Gross profit	3,936	76
Gross margin	11.0%	19.9%
Operating loss	(764)	(2,014)
US
Total revenue	29,414	62,049
Total cost of revenue	(36,201)	(77,841)
Gross loss	(6,787)	(15,792)
Gross margin	(23.1)%	(25.5)%
Operating loss	(14,010)	(33,198)
Property Management
Total revenue	102,079	101,527
Total cost of revenue	(66,727)	(74,745)
Gross profit	35,352	26,782
Gross margin	34.6%	26.4%
Operating income	26,483	17,405
Others
Total revenue	59	28
Total cost of revenue	(19)	(50)
Gross profit /(loss)	40	(21)
Gross margin	67.8%	(74.7)%
Operating loss	(43,081)	(11,645)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Zhengzhou, Henan. Total revenue decreased by US$203.6 million, or 57.0%, from US$357.1 million in 2021 to US$153.5 million in 2022. Gross profit for this region was US$2.9 million, or 1.9% of revenue, in 2022, as compared to gross loss of US$33.4 million, or -9.4% of revenue, in 2021. The operating loss was US$6.1 million in 2022, representing a decrease of US$94.6 million, or 93.9%, from operating loss of US$100.7 million in 2021.

Jinan and Qingdao, Shandong. Total revenue decreased by US$20.6 million, or 11.8%, from US$175.0 million in 2021 to US$154.4 million in 2022. The gross loss increased to US$17.7 million, or -11.5% of revenue, in 2022 from gross loss of US$1.9 million, or -1.1% of revenue, in 2021. The operating loss was US$30.7 million in 2022, representing a increase of US$18.0 million, or 140.9%, from operating loss of US$12.8 million in 2021.

Suzhou, Kunshan and Xuzhou, Jiangsu and Shanghai. Total revenue decreased by US$132.7 million, or 95.9%, from US$138.4 million in 2021 to US$5.7 million in 2022. Gross profit for the Jiangsu and Shanghai segment decreased to US$1.4 million, or 24.8% of revenue, in 2022, from gross profit of US$13.1 million, or 9.4% of revenue, in 2021. The operating income was US$0.2 million in 2022, representing a increase of US$6.3 million, or 103.2%, from the operating loss of US$6.1 million in 2021.

Chengdu, Sichuan. Total revenue decreased by US$35.1 million, or 27.1% from US$129.3 million in 2021 to US$94.2 million in 2022. Gross profit for the Sichuan segment was US$5.4 million, or 5.8% of revenue, in 2022, as compared to gross loss of US$35.7 million, or 27.7% of revenue, in 2021. The operating income was US$1.7 million in 2022, representing a increase of US$46.0 million, or 103.9%, from the operating loss of US$44.2 million in 2021.

Beijing and Tianjin. Total revenue decreased by US$172.9 million, or 54.5%, from US$317.2 million in 2021 to US$144.2 million in 2022. Gross profit for the Beijing and Tianjin segment was US$28.1 million, or 19.5% of revenue, in 2022, decreasing by US$32.8 million from gross profit of US$60.8 million, or 19.2% of revenue, in 2021. The operating loss was US$14.7 million in 2022, representing a decrease of US$5.1 million, or 25.6%, from the operating loss of US$19.8 million in 2021.

Sanya, Hainan. Total revenue decreased by US$nil million, or 0%, from US$nil in 2021 to US$nil million in 2022. Gross profit for the Hainan segment was US$nil million in 2022, decreasing by US$nil million from nil, or 0% of revenue, in 2021. The operating loss was US$0.0 million in 2022, representing a decrease of US$0.3 million, or 84.8%, from operating loss of US$0.3 million in 2021.

Changsha, Hunan. Total revenue decreased by US$9.3 million, or 90.2%, from US$10.3 million in 2021 to US$1.0 million in 2022. Gross profit for the Hunan segment was US$0.9 million, or 87.0% of revenue, in 2022, increasing by US$1.7 million from gross loss of US$0.8 million, or -8.0% of revenue, in 2021. Operating loss was US$0.4 million in 2022, representing a decrease of US$1.5 million, or 80.7%, from operating loss of US$1.9 million in 2021.

Xi’an, Shaanxi. Total revenue increased by US$23.1 million, or 13.5%, from US$172.1 million in 2021 to US$195.2 million in 2022. Gross profit for the Shaanxi segment was US$35.0 million, or 17.9% of revenue, in 2022, increasing by US$10.1 million from gross profit of US$24.9 million, or 14.5% of revenue, in 2021. The operating income was US$29.8 million in 2022, representing an increase of US$14.1 million, or 89.9%, from operating income of US$15.7 million in 2021.

Zhuhai and Foshan, Guangdong. Total revenue decreased by US$32.0 million, or 46.2%, from US$69.2 million in 2021 to US$37.2 million in 2022. Gross profit for the Guangdong segment was US$4.4 million, or 11.9% of revenue, in 2022, decreasing by US$4.0 million from US$8.4 million, or 12.2% of revenue, in 2021. The operating income was US$1.1 million in 2022, representing a increase of US$3.3 million, or 154.2%, from operating loss of US$2.1 million in 2021.

Wuhan, Hubei. Total revenue increased by US$0.4 million, or 325.9%, from US$0.1 million in 2021 to US$0.6 million in 2022. Gross profit for the Hubei segment was US$0.5 million, or 96.2% of revenue, in 2022, increasing by US$0.4 million from gross profit of US$0.1 million, or 80.6% of revenue, in 2021. The operating loss was US$0.8 million in 2022, representing an decrease of US$0.4 million, or 32.4%, from operating loss of US$1.2 million in 2021.

Dalian, Liaoning. Total revenue decreased by US$35.3, or 98.9%, from US$35.7 million in 2021 to US$0.4 million in 2022. Gross profit for the Liaoning segment was US$0.1 million, or 19.9% of revenue, in 2022, decreasing by US$3.9million from US$3.9 million, or 11.0% of revenue, in 2021. The operating loss was US$2.0 million in 2022, representing a increase of US$1.3 million, or 163.7%, from operating loss of US$0.8 million in 2021.

The United States. Total revenue increased by US$32.6 million, or 111.0%, to US$62.0 million in 2022 from US$29.4 million in 2021. This region had a gross loss of US$15.8 million, or -25.5% of revenue, in 2022, increasing by US$9.0 million from gross loss of US$6.8 million, or -23.1% of revenue, in 2021. This region has an operating loss of US$33.2 million in 2022, increasing by US$19.2 million, or 137.0%, from operating loss of US$14.0 million in 2021.

Property Management. Total revenue decreased by US$0.6 million, or 0.5%, to US$101.5 million in 2022 from US$102.1 million in 2021. Gross profit was US$26.8 million, or 26.4% of revenue, in 2022, decreasing by US$8.6 million from US$35.4 million, or 34.6% of revenue, in 2021. The operating income was US$17.4 million in 2022, representing a decrease of US$9.1 million, or 34.3%, from operating income of US$26.5 million in 2021.

Others. Total revenue remained stable at US$nil million in both 2021 and 2022, respectively. It consisted of real estate-related services, including, among others, property management services, broadband network installation, landscaping services and consulting services.

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

In 2021 and 2022, we recognized impairment loss of US$1.3 million and US$2.9 million for real estate properties completed and under development, respectively.

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

In 2021 and 2022, we did not recognize any impairment for real estate properties held for lease.

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

Effect of change in estimate

Revisions in estimated gross profit margins related to estimated costs and revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2022, real estate development projects(Tianjin Spring Royal Palace I, Tianjin Spring Royal Palace II, Zhengzhou Hangmei International Wisdom City I, Beijing Tongzhou Liyuan, Xi’an Xinyuan Royal Palace), which recognized gross profit in 2021, had changes in their estimated gross profit margins. As these projects moved closer to completion during 2022, the Company adjusted its prior estimates related to selling prices and development costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share decreased by US$55.3 million (2020: decreased by US$94.5 million, 2021: decreased US$265.3 million,), US$41.5 million (2020: decreased US$70.9 million, 2021: decreased US$199.0 million), US$0.38 per share (2020: decreased by US$0.66 per share, 2021: decreased US$1.85 per share), and US$0.38 per share (2020: decreased by US$0.66 per share, 2021: decreased US$1.85 per share), respectively, for the year ended December 31, 2022.

Recently Issued Accounting Pronouncements

Please see the more detailed discussion in Note 2 to our consolidated financial statements included elsewhere in this annual report.

B.Liquidity and Capital Resources

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. As of December 31, 2022, our short-term bank loans and other debt, and current portion of long-term bank loans and other debt amounted to US$1,734.7 million. As announced in the Form 6-K press release dated July 19, 2022, we did not make payments in full for senior notes of RMB545.3 million (“defaulted senior notes”) issued on July 3 and August 6, 2020 with a maturity date on June 29, 2022. The Default also triggered cross-default of other senior notes issued by the Group with carrying amount of US$641.7 million.

The Group also breached certain covenants relating to bank and other borrowings of US$624.9 million as at December 31, 2022. Other than that, up to the date of approval of these consolidated financial statements, the Group continues to be in breach of certain covenants and other lenders have not demanded for immediate repayment of other bank and other borrowings.

In addition, the Group is involved in other various litigation and arbitration cases for various reasons and the contingent compensation is subject to the court verdict.

We anticipate that the market conditions in the real estate sector to remain under pressure in 2023, and therefore, in the absence of a sharp recovery in the market and the availability of various financing options, we remain cautious about our liquidity in the near term. The above events or conditions indicate the existence of material uncertainty which cast substantial doubt on our ability to continue as a going concern.

In view of such circumstances, the Directors consider that the Group has taken various measures and will have adequate funds available to enable it to operate as a going concern, taking into account the past operating performance of the Group and the following:

(a)	The Group has been in negotiation with the noteholder to reach agreement on a debt restructuring plan;
(b)	In May 2023, the Group reached an agreement with corporate bondholders of RMB corporate bonds with carrying amount of RMB900 million as at 31 December 2022. Pursuant to the agreement, the repayment date of the corporate bond was extended to 30 July 2025;
(c)	Up to the date of approval of the consolidated financial statements, the Group successfully extended the maturity date of long-term loans of the aggregate principal amount of US$20.8 million to no earlier than May 2024, alleviating the pressure on liquidity within a reasonable timeframe;

(d)	The Group is actively in discussions with the other existing lenders to renew the Group’s certain borrowings and/or not to demand immediate repayment until the Group has successfully completed the property construction projects and generated sufficient cash flows therefrom. These discussions have been constructive and focused on possible actions in light of current circumstances but do require time to formulate or implement due to ongoing changes in market conditions;
(e)	The Group will continue to implement measures to accelerate the pre-sales and sales of its properties under development and completed properties, and to speed up the collection of outstanding sales proceeds and other receivables. Recent relaxation of policies with regards to the property market in the PRC have been encouraging to increase buyer interests and stimulate demand. Subject to the improvement of the market sentiment, the Group will actively adjust sales and pre-sale activities to better respond to changing markets to achieve the latest budgeted sales and pre-sales volumes and amounts;
(f)	The Group will continue to control administrative costs and contain unnecessary capital expenditures to preserve liquidity. The Group will also continue to actively assess additional measures to further reduce discretionary spending;
(g)	The Group has been proactive in seeking ways to settle the outstanding litigations of the Group. The Group will seek to reach an amicable solution on the charges and payment terms to the claims and litigations which have not yet reached a definite outcome.

In the event forecast cash flow is not achieved or the renewal of borrowings and public senior notes do not undergo as planned, the directors of the Company have also evaluated other plans that could be undertaken to improve their liquidity position as follow:

1)	The Group could adjust their original sale plan for some residential properties and commercial buildings to an earlier stage in order to generate additional funds;
2)	The Group will continue to seek to obtain additional new sources of financing from potential equity investment partners or to seek suitable opportunities to dispose of its equity interest in certain project development companies to generate additional cash inflows. The Group’s properties are predominantly located in higher tier cities that make them relatively more attractive to potential buyers and retain a higher value in current market conditions.

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

In addition to our land acquisitions, we expect to incur material project development costs on the acquired land. Our cash needs can only be partially satisfied by construction loans and future cash flows from real estate projects under development in the upcoming fiscal year. To ensure that we have sufficient funds to secure attractive land parcels and cover material project development costs, which are vital to our growth strategy, we have chosen to maintain a certain level of cash reserves on hand. In addition, we are required to maintain restricted cash deposits by banks that provide loans to us and our customers. The amount of the restricted cash deposits will vary based on the amount of the related loans. As of December 31, 2022, approximately US$277.6 million or 49.5% of our total cash balance reserve, was restricted cash.

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

Cash Flows

	2021	2022

	(US$ in thousands)
Net cash provided by/(used in) operating activities	135,609	(530,273)
Net cash (used in)/provided by investing activities	(22,775)	513,898
Net cash used in financing activities	(677,077)	(60,426)
Net decrease in cash, cash equivalents and restricted cash	(564,243)	(76,801)
Effect of exchange rate changes on cash and cash equivalents	24,132	(82,342)
Cash, cash equivalents and restricted cash, at beginning of year	1,259,982	719,872
Cash, cash equivalents and restricted cash, at end of year	719,872	560,728

Operating Activities

Net cash used in operating activities was US$530.3 million in 2022, primarily attributable to an increase in real estate properties completed and under development and other receivables of US$610.2 million, partially offset by a decrease in amounts due from related parties and advances to suppliers of US$108.7 million.

Net cash provided by operating activities was US$135.6 million in 2021, primarily attributable to decrease in real estate properties completed and under development of US$647.9 million, partially offset by a decrease in accounts payable, amounts due from related parties and other payables and accrued liabilities of US$212.6 million.

Proceeds from pre-sale of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sale proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sale are affected by a number of factors, including restrictions on pre-sale imposed by PRC law, market demand for our properties subject to pre-sale, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sale payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. As of December 31, 2021 and 2022, we recorded current liabilities consisting of customer deposits of US$1,162.4 million and US$1,280.5 million, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash in flow to the extent possible.

Investing Activities

Net cash provided by investing activities was US$513.9 million in 2022, and was mainly attributable to the acquisition of subsidiaries, net of cash acquired of US$510.1 million.

Net cash used in investing activities was US$22.8 million in 2021, and was mainly attributable to the acquisition of long-term investment.

Financing Activities

Net cash used in financing activities was US$60.4 million in 2022, and was primarily attributable to repayments of short-term and long-term bank loans and other debts in the aggregate of US$346.6 million, partially offset by proceeds from short-term and long-term bank loans and other debts in the aggregate of US$299.6 million.

Net cash used in financing activities was US$677.1 million in 2021, and was primarily attributable to repayments of short-term and long-term bank loans and other debt in the aggregate of US$1,876.4 million, partially offset by proceeds from short-term and long-term bank loans and other debt in the aggregate of US$1,161.2 million.

Bank Borrowings and Other Debt

Bank borrowings and other debt are an important source of funding for our property developments. Our borrowings as of December 31, 2021 and 2022, respectively, were as follows:

	2021	2022
	US$	US$
Short-term bank loans and other debt	99,468,777	81,598,369
Long-term bank loans	494,076,875	146,603,073
Other long-term debt	275,100,201	259,081,410
Current portion of long-term bank loans and other debt	1,466,820,657	1,653,119,929
Total	2,335,466,510	2,140,402,781

As of December 31, 2021 and 2022, the weighted average interest rate on our short-term bank loans and other debt was 7.32% and 7.26% per annum respectively. As of December 31, 2021, US$95.1 million of the short-term bank loans was denominated in RMB and is secured by real estate properties completed, land use right, real estate properties held for lease, and property and equipment. The remaining US$4.4 million of the short-term bank loans and other debt was denominated in U.S. dollars and was secured by RMB restricted cash. As of December 31, 2022, US$81.6 million of the short-term bank loans was denominated in RMB and is secured by real estate properties completed, land use right, real estate properties held for lease, and property and equipment.

As of December 31, 2021 and 2022, the weighted average interest rate on our long-term bank loans, including their current portion, was 7.24% and 7.46% per annum respectively. As of December 31, 2021, US$780.0 million of the long-term bank loans was denominated in RMB and secured by associated land use rights, real estate under development and real estate properties held for lease, and property and equipment. The remaining US$38.5 million of the long-term bank loans was denominated in U.S. dollars and was secured by the RMB restricted cash. As of December 31, 2022, US$590.6 million of the long-term bank loans was denominated in RMB and secured by associated land use rights, real estate under development and real estate properties held for lease, and property and equipment.

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

On August 20, 2020, the PBOC and MOHURD proposed a pilot plan at a conference which sets three goals for PRC real estate development companies: their debt asset ratios should not exceed 70% after deducting advance proceeds from projects sold; their net debt to equity ratios should not exceed 100%; and their ratios of cash balances and cash equivalent to short-term borrowings should be at least 1. Based on the number of these targets that PRC real estate development companies manage to satisfy, the upper limit of annual growth rate of interest-bearing liabilities that a particular real estate development company is permitted to hold varies from 5% to 15%. The pilot plan was supposed to become a formal policy in 2021, however to date, PRC governmental authorities have not issued any relevant regulations or policies.

On December 31, 2020, the PBOC and CBIRC issued the 2021 Notice, which took effect on January 1, 2021. The 2021 Notice divides all Chinese-funded banks into five levels and sets different limitations on banks in different levels to provide real estate loans. For example, the amount of outstanding real estate loans of a bank in Level 1 must not account for more than 40% of its total outstanding RMB loans, while the amount of outstanding real estate loans of a bank in Level 5 must not account for more than 12.5% of its total outstanding loans denominated in RMB.

These internal capital ratio requirements, together with the above policies, have limited the amount of bank financing that property developers, including us, are able to obtain.

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

June 2022 Senior Secured Notes

On June 29, 2020, the Company issued a collective aggregate principal amount of RMB514,500,000 (US$75 million) of the June 2022 Senior Secured Notes. The June 2022 Senior Secured Notes bear interest at 12.0% per annum, payable semi-annually. Interest will be payable on June 29 and December 29 of each year, commencing December 29, 2020. The June 2022 Notes have a two-year term maturing on June 29, 2022. As of December 31, 2022, we had a total principal amount of US$79.7 million of June 2022 Senior Secured Notes outstanding. We did not make payments in full for the June 2022 Senior Secured Notes at maturity on June 29, 2022. The total amount due and payable, including principal and interests, was RMB545.3 million. We have been in negotiation with the sole beneficial holder, who is a third party, with a view to resolving the matter soon. We have also engaged Alvarez & Marsal Corporate Finance Limited and Latham & Watkins LLP to advise on the related debt matters.

September 2023 Senior Secured Notes

On September 17, 2020, the Company issued a collective aggregate principal amount of US$300,000,000 of the September 2023 Senior Secured Notes. The September 2023 Senior Secured Notes bear interest at 14.5% per annum, payable semi-annually. Interest will be payable on March 17 and September 17 of each year, commencing March 17, 2020. The September 2023 Senior Secured Notes have a three-year term maturing on September 17, 2023. As of December 31, 2022, we had a total principal amount of US$249.7 million of September 2023 Senior Secured Notes outstanding. We had not made interest payments for the September 2023 Senior Secured Notes since September 17, 2022. We have been negotiating with the major holder of the September 2023 Senior Secured Notes to resolve the matter. We have also engaged Alvarez & Marsal Corporate Finance Limited and Latham & Watkins LLP to advise on the related debt matters.

January 2024 Senior Secured Notes

On January 25, 2021, the Company issued a collective aggregate principal amount of US$270,000,000 of the January 2024 Senior Secured Notes. The January 2024 Senior Secured Notes bear interest at 14.0% per annum, payable semi-annually. Interest will be payable on July 25 and January 25 of each year, commencing July 25, 2021. The January 2024 Senior Secured Notes have a three-year term maturing on January 25, 2024. As of December 31, 2022, we had a total principal amount of US$260.5 million of January 2024 Senior Secured Notes outstanding. We had not made interest payments for the January 2024 Senior Secured Notes since July 25, 2022. We have been negotiating with the major holder of the January 2024 Senior Secured Notes to resolve the matter. We have also engaged Alvarez & Marsal Corporate Finance Limited and Latham & Watkins LLP to advise on the related debt matters.

October 2023 Senior Secured Notes

On October 15, 2021, eligible holders of the October 2021 Senior Secured Notes in the aggregate principal amount of US$207,680,000 exchanged their notes and we delivered new notes in the aggregate principal amount of US$205,401,000 and US$19,101,080 in cash consideration in full satisfaction of the exchange consideration to those eligible holders. The new notes bear interest at 14.2% per annum, payable semi-annually. Interest will be payable on April 15 and October 15 of each year, commencing April 15, 2021. The new notes have a two-year term maturing on October 15, 2023. As of December 31, 2022, we had a total principal amount of US$131.5 million of October 2023 Senior Secured Notes outstanding. We had not made interest payments for the October 2023 Senior Secured Notes since October 15, 2022. We have been negotiating with the major holder of the October 2023 Senior Secured Notes to resolve the matter. We have also engaged Alvarez & Marsal Corporate Finance Limited and Latham & Watkins LLP to advise on the related debt matters.

Onshore Corporate Bonds

On December 28, 2015, Xinyuan China issued the first tranche of the onshore corporate bonds with an aggregate principal amount of US$154 million due on December 28, 2020 (the “First Tranche Bonds”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on December 28 of each year, commencing December 28, 2016. Given that First Tranche Bonds is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the First Tranche Bonds under the requirements of ASC 815 “Derivatives and Hedging”. The First Tranche Bonds were issued at par. On January 27, 2016, Xinyuan China issued the second tranche of the onshore corporate bonds with an aggregate principal amount of US$107 million due on January 27, 2021, or the Second Tranche Bonds, at a coupon rate of 7.47% per annum payable annually. On March 14, 2016, Xinyuan China issued the third tranche of the onshore corporate bonds with an aggregate principal amount of US$77 million due on March 14, 2021, or the Third Tranche Bonds, at a coupon rate of 7.09% per annum payable annually. As of December 31, 2022, the total outstanding principal amount of each of the First Tranche Bonds, Second Tranche Bonds and Third Tranche Bonds outstanding was nil.

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

On November 12, 2020, Xinyuan (China) Real Estate, Ltd. issued a new tranche of the onshore corporate bonds with an aggregate principal amount of US$130 million due on November 13, 2025, or the 2020 Tranche Bonds, at a coupon rate of 8.35% per annum payable annually. Interest is payable on November 16 of each year, commencing November 13, 2020. As of December 31, 2022, a total principal amount of US$25.3 million of the 2020 Tranche Bonds was outstanding.

On January 7, 2021, Xinyuan (China) Real Estate, Ltd. issued a new tranche of the onshore corporate bonds with an aggregate principal amount of US$78 million due on January 6, 2026, or the 2021 Tranche Bonds, at a coupon rate of 8.35% per annum payable annually. Interest is payable on January 6 of each year, commencing January 6, 2022. As of December 31, 2022, a total principal amount of US$14.0 million of the 2021 Tranche Bonds was outstanding.

Capital Expenditures

Our capital expenditures were US$4.0 million and US$5.2 million in 2021 and 2022, respectively. Our capital expenditures in 2021 and 2022 were mainly used for building improvements, and purchase of aircraft, vehicles, fixtures and furniture and computer network equipment. The source of our capital expenditures is primarily the cash flow generated from operating activities.

As of December 31, 2022, we had outstanding commitments with respect to non-cancellable construction contracts for real estate development and land use rights purchases in the amount of US$1,171.9 million.

Material Cash Requirements

Our material cash requirements, as of December 31, 2022 and any subsequent period, primarily included contractual construction costs, and repayment of principle and interests for bank loans and debts. We intend to fund our existing and future material cash requirements with cash flow generated from operating activities, issuance of debt securities and obtaining of bank borrowings. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Our capital expenditures primarily consist of building improvements, purchase of aircraft and construction equipment, vehicles, fixtures and furniture and computer network equipment. Our capital expenditures were RMB8.9 million (US$1.3 million), RMB25.6 million (US$4.0 million), and RMB35.2 million (US$5.2 million) in the years ended December 31, 2020, 2021 and 2022, respectively. We will continue to make capital expenditures to meet the expected growth of the business. Our capital expenditures may decrease in the future as we do not expect significant demands in purchasing incremental equipment. We currently plan to fund these expenditures with the cash flow generated from operating activities.

As of December 31, 2022, our contractual obligations amounted to US$3,637.1 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated:

	Payments due by period
					More
		Less than			than 5
	Total	1 year	1-3 years	3-5 years	years

	(US$ in thousands)
Long-term debt obligations
Long-term bank loans	146,603	—	111,066	11,271	24,266
Interest on long-term bank loans (1)	42,190	22,408	9,977	5,530	4,275
Other long-term debt	259,081	—	259,081	—	—
Interest on other long-term debt (2)	129,530	—	7,883	—	—
Current portion of long-term bank loan and other debt	1,653,120	1,653,120	—	—	—
Interest on current portion of long-term bank loan and other debt (1)	144,055	144,055	—	—	—
Short-term debt obligations
Short-term bank loans	81,598	81,598	—	—	—
Interest on short-term debt obligations (3)	1,376	1,376	—	—	—
Operating lease obligations	7,628	3,777	3,851	—	—
Non-cancellable construction contract obligations	1,171,876	532,677	494,193	145,006	—
Total	3,637,057	2,439,011	886,051	161,807	28,541
(1)

Our long-term bank loans, including current portion, bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans, including current portion, was calculated based on the current interest rate of each loan, ranging from 4.75% to 9.00% per annum, using the PBOC benchmark rate of 4.75% as of December 31, 2022.

(2)	Interest on other long-term debt is calculated based on the interest rates for relevant loans, ranging from 2.80% to 14.50% per annum.
(3)	Interest on short-term loans is calculated based on the interest rates for relevant loans, ranging from 6.5% to 19.2% per annum.

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

We believe our cash on hand, projected cash flow from operations, available construction loan borrowing capability, and potential access to capital markets, should be sufficient to meet our expected cash requirements, including our non-cancellable construction contract obligations and capital lease obligations that are due on various dates through March 1, 2022, and for Xinyuan China to satisfy its obligations under the First, Second, Third, 2018 Tranche Bonds, 2019 Tranche, 2019 First Tranche Bonds, 2020 Tranche Bonds and 2021 Tranche Bonds. The repayment of the outstanding principal amount of our June 2022 Senior Secured Notes due in June 2022 was delayed and is being negotiated with the sole beneficiary holder.

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

As of December 31, 2021 and 2022, we guaranteed mortgage loans in the aggregate outstanding amount of US$2,156.3 million and US$2,110.5 million, respectively.

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

We paid US$3.7 million and US$4.1 million to satisfy guarantee obligations related to customer defaults in 2021 and 2022, respectively. The fair value of the guarantees is not significant and we consider that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in our consolidated financial statements.

Except for the contingent liabilities set forth above, we had not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties or long-term obligations as of December 31, 2022. We have not entered into any transactions with unconsolidated entities, derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Other than as described above, there are no off-balance sheet arrangements that have or are reasonably likely to have effect on our financial position.

We have no obligation arising out of a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or that engages in leasing, hedging, or research and development arrangements with us.

As of December 31, 2022, the Group provided financial guarantees for bank loans of four of its equity method investees. The Group could incur losses in the event of defaults under or foreclosure of these loans and its maximum exposure to credit losses is approximately US$227 million. The fair value of the guarantees is not significant and the Group considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding bank loans together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in the consolidated financial statements.

C.	Research and Development, Patent and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

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

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment and finance lease, allowance for estimating the allowance for credit losses associated with accounts receivables, other receivables, contract assets, short-term investments and advances to suppliers, fair values of the purchase price allocation with respect to business combinations, progress towards the completion of the performance obligation, accounting for the share-based compensation, accounting for deferred income taxes, impairment of goodwill, impairment of real estate properties under development, real estate properties held for lease and long-term investments, provision necessary for contingent liabilities and estimating the incremental borrowing rate for operating lease liabilities. Our management analyzed the forecasted cash flows for the twelve months from May 30, 2023, which indicates that the Group will have sufficient liquidity from cash flows generated by operations and existing credit facilities and therefore, there will be sufficient financial resources to settle borrowings and payables that will be due through end of May 2024. Our management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

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

Contract assets

We pay sales commission to its real estate sales agencies for each real estate sales contract. We have elected to apply the optional practical expedient for costs to obtain a contract which allows us to immediately expense sales commissions (included under selling and distribution expenses) when the amortization period of the asset that we otherwise would have used is one year or less. For incremental costs of obtaining real estate sales contracts that extend beyond a one-year period, these incremental costs of obtaining real estate sales contracts are recognized as assets if the real estate sales are collectible and amortized as we transfer the control of the assets to customers. We recognized US$46.5 million and US$9.8 million of such costs in selling and distribution expense during 2021 and 2022. As of December 31, 2021 and 2022, there was no impairment losses on contract assets.

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

The allowance for credit losses reflects our current estimate of credit losses expected to be incurred over the life of the receivables. We consider various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. We also monitor other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. Accounts receivable are written off after all collection efforts have ceased. As of December 31, 2022, there was US$5.1 million (December 31, 2021: US$4.8 million) allowance for credit loss.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this report:

Name	Age	Position
Yong Zhang	59	Executive Director, Chairman of the Board, Chief Executive Officer
Haifei He	57	Executive Director and President of Xinyuan (China)
Yu (Brian) Chen	47	Chief Financial Officer
Yuyan Yang	59	Director
Yong Cui	47	Director
Yifan (Frank) Li	54	Director*
Ji Luo	76	Director*
Samuel Shen	57	Director*(resigned on September 16, 2022)
*	Independent director per NYSE listing standards.

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

Ji Luo was appointed as a director of our company in December 2022. Mr Luo has previously served as an independent director of Xinyuan Property Management Service (Cayman) Ltd., a company listed on the Stock Exchange of Hong Kong (Stock Code:1895), from September 2019 to October 2022 and Beijing Aerospace Changfeng Co., Ltd., a company listed on the Shanghai Stock Exchange (stock code: 600855), from May 2010 to April 2016. Prior to joining the Company in December 2022, Mr. Luo was the executive manager and a partner at Beijing Hanheng Law Firm from September 2003 and March 2007, respectively. Mr. Luo obtained a bachelor’s degree in law from the China University of Political Science and Law in November 1999 and became a qualified lawyer of the Ministry of Justice of the PRC in April 2001.

Samuel Shen was appointed as an independent director of the Company in April 2018. Mr. Shen has served as Group CEO of 21Vianet Group, Inc. (a company listed on NASDAQ, VNET) since January 1, 2021 and executive chairman of its retail IDC business group Neolink Group, Inc. since May 2020, Mercurity Fintech Holding Inc. (a company listed on the New York Stock Exchange, NYSE: MFH). Mr. Shen served as an independent director of Kingdee International Software Group Co. Ltd. (a company listed on the Hong Kong Stock Exchange, stock code: 0268), from January 2018 to January 2020 and Insigma Technology Co,. Ltd (a company listed on the Shanghai Stock Exchange, stock code: 600797), from January 2016 to July 2021. Mr. Shen has extensive experience in the fields of cloud, edge computing, bigdata, and AI services. Mr. Shen previously served as President of JD Cloud where he led JD Cloud’s efforts to extend its offerings of tailored service solutions to a wide range of companies in different industry verticals. Prior to JD Cloud, Mr. Shen held various senior positions at Microsoft. Mr. Shen received his master’s degree in computer science from University of California, Santa Barbara, and his bachelor’s degree in chemistry from National Tsing Hua University. Mr. Shen resigned on September 16, 2022.

As of the date of this annual report on Form 20-F, there were no familial relationships between any directors and members of senior management.

B.Compensation

In 2022, the aggregate compensation given to our executive officers, including all directors was US$4.0 million (which includes amounts paid to persons who are no longer serving as executive officers), of which the aggregate compensation given to our non-executive directors was US$0.9 million (which includes amounts paid to persons who are no longer serving as directors). As discussed below under “Item 6. Directors, Senior Management and Employees — D. Employees,” we made contributions of US$14.6 million to employee benefit plans in 2022.

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

As of December 31, 2022, 39,400 of options granted prior to the expiration of the 2007 Plan remain exercisable.

The following table summarizes the options granted to our current directors, executive officers, and other individuals as a group under our 2007 Plan outstanding as of March 31, 2023:

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

Our company did not grant any options under the 2015 Plan from 2018 to 2022.

As of December 31, 2022, 2,796,734 options were issued and outstanding under the 2015 Plan and 14,865,808 shares remained eligible for future grants under the plan. The following table summarizes the options granted to our current directors, executive officers, and other individuals as a group under our 2015 Plan outstanding as of March 31, 2023.

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

Common shares or ADSs settling vested RSUs may not be sold, transferred or otherwise disposed of by the participant (other than being returned to the Company) until one year after the participant’s resignation or termination of employment other than as a result of (i) death, (ii) disability as the result of a work injury, or (iii) retirement on or after age 60. After such one year period if an off-office audit performed by our internal audit department does not identify any risk (i.e., damage) to the Company or its subsidiaries from the participant’s conduct while employed with us or our subsidiaries, the Trustee will (i) deposit such ADSs or common shares into an account maintained for the participant (or of which the participant is a joint owner, with the consent of the participant) by a broker-dealer or stock plan administrator, or (ii) deliver common shares or ADSs to the participant (under our direction). Thereafter, the participant may sell, transfer or otherwise dispose of the common shares or ADSs. If the off-office audit identifies a risk to us or our subsidiaries, the common shares or ADSs will be forfeited and surrendered to us.

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

Other awards

On September 28, 2019, our Board of Directors approved the employee stock option plan of Xinchuang Technology, a subsidiary of us. Under the plan, we reserved 150 million shares, representing 30% of Xinchuang Technology’s issued capital for purpose of providing share option awards to our senior management and employees. In November 2019, we granted a total 100 million share options to certain employees of us with an exercise price of US$0.14 (RMB1). The options become vested in five tranches subject to achievement of certain performance conditions as follows: (i) 5% on the grant date with no performance condition; (ii) 5% for each of the first, second, third anniversary of the grant date, respectively; and (iii) the remaining 80% shall vest upon the completion of the initial public offering of Xinchuang. The total fair value of the share options granted in October 2019 is US$3.5 million, which shall be recognized as compensation expense using the accelerated method. The fair value is determined by an external valuer using the discounted cash flow method to determine the underlying equity fair value of Xinchuang Technology. Key assumptions, such as the discount rate, cash flow projections and the discount for lack of marketability, are determined by the Group with best estimates. As of December 31, 2022, there were no expired shares. The amount of expenses relating to the options that the Group recognized in profit of loss during the period is nil (2021: nil; 2020: nil).

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

As of December 31, 2022, there were no shares vested or expired, and we recognized scheme-related expense amounting to US$nil (2021: US$1,788,297; 2020: US$2,031,331) in profit or loss during the period.

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

Audit Committee. Our audit committee consists of Mr. Yifan (Frank) Li and Mr. Ji Luo. Under Section 303A of the NYSE Listed Company Manual, as a foreign private issuer, we are required to have an audit committee composed solely of independent directors. However, unlike U.S. listed companies, we are not required to have a minimum number of committee members and our audit committee members may be “independent” only as required by SEC Rule 10A-3 but need not meet the other independence test of NYSE Rule 303A. Our audit committee charter provides that the committee will consist of at least three directors, each of whom must meet applicable independence and financial literacy requirements of the NYSE and Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr. Li qualifies as an “audit committee financial expert” under applicable SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Yong Zhang (Chairman), Mr. Ji Luo and Mr. Yifan (Frank) Li. Our compensation committee charter provides that the committee will be composed of at least three directors, at least half of whom will be independent as defined by the NYSE and any other applicable laws and regulations. All decisions are subject to simple majority approval. However, the committee may delete all or any portion of its duties and responsibilities to a subcommittee consisting of one or more members.

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. Yong Zhang (Chairman), Mr. Yifan (Frank) Li and Mr. Ji Luo.

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

Investment Committee. Our investment committee consists of Mr. Yong Zhang (Chairman), Mr. Yong Cui and Mr. Haifei He.

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

As of December 31, 2021 and 2022, we had 1,701 and 1,160 full time employees. The following table sets forth the number of our full-time employees categorized by function as of the period indicated:

	2020	2021	2022
Management	58	61	48
Finance	189	186	125
Planning and development	499	344	180
Project construction management	316	272	172
Sales and marketing	194	127	127
Property management	458	509	365
Administrative and human resources	219	186	130
Legal and audit	17	16	13
Total	1,950	1,701	1,160

As of December 31, 2022, our subsidiary, Xinyuan Property Service Co., Ltd, also hired approximately 4,821 contract employees and temporary employees, most of whom provided security and housekeeping services relating to property management.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing funds, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans in 2020, 2021 and 2022 was US$11,781,673, US$20,710,982 and US$14,643,127, respectively.

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

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2023, by:

●	each of our directors and executive officers;
●	each person known to us to own beneficially more than 5% of our common shares; and

●	all of our directors and executive officers as a group.

Shares
Beneficially
Owned (1)
Directors, Executive Officers and Principal Shareholders	Number	%
Yong Cui	—	—
Yu Chen	—	—
Haifei He	—	—
Yifan (Frank) Li	—	—
Samuel Shen (resigned on September 16, 2022)	—	—
Yuyan Yang*(2)	28,400,000	26.29%
Yong Zhang*(3)	32,663,501	29.54%
Ji Luo	—	—
All directors and executive officers as a group (4)	61,848,351	55.94%
*	Beneficially owns less than 1% of our outstanding common shares.
(1)	Beneficial ownership includes voting or investment power with respect to the securities and, except as indicated below, each person named has sole voting and investment power with respect to the shares shown opposite his or her name. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of the date of determination. The percentage of beneficial ownership is based on 108,029,257 common shares outstanding as of March 31, 2023. In addition, for purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons had the right to acquire on or within 60 days of March 31, 2023 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(2)	Ms. Yang is the settlor of The Spectacular Stage Trust established pursuant to the Trust Deed dated November 24, 2015 between Ms. Yang, as Settlor, and HSBC International Trustee Limited, as Trustee, or the Spectacular Trust. Pursuant to the Trust Deed, the Trustee is required to obtain the prior written consent of Ms. Yang, as Protector, before making any direct or indirect dispositions of any common shares that constitute assets of the Spectacular Trust and to vote common shares held by the Spectacular Trust and cause any entity owned by the Spectacular Trust directly or indirectly that holds common shares to vote such shares in accordance with instructions from Ms. Yang. Accordingly, pursuant to Section 13(d) of the Exchange Act, Ms. Yang may be deemed to beneficially own all of the common shares held directly or indirectly by the Spectacular Trust. Spectacular Stage Limited, a British Virgin Islands company indirectly wholly owned by the Spectacular Trust, owns 28,400,000 common shares.
(3)	Mr. Zhang is the settlor of The Juicy Seasons Trust established pursuant to the Trust Deed dated June 21, 2019 between Mr. Zhang, as Settlor, and HSBC International Trustee Limited, as Trustee, or the Juicy Trust. Pursuant to the Trust Deed, the Trustee is required to obtain the prior written consent of Mr. Zhang, as Protector, before making any direct or indirect dispositions of any common shares that constitute assets of the Juicy Trust and to vote common shares held by the Juicy Trust and cause any entity owned by the Juicu Trust directly or indirectly that holds common shares to vote such shares in accordance with instructions from Mr. Zhang. Accordingly, pursuant to Section 13(d) of the Exchange Act, Mr. Zhang may be deemed to beneficially own all of the common shares held directly or indirectly by the Juicy Trust. Juicy Seasons Limited, a British Virgin Islands company indirectly wholly owned by the Juicy Trust, owns 28,400,000 common shares. The amount of common shares also includes 2,537,000 common shares issuable upon exercise of vested options and 1,726,501 common shares held by Universal World Development Co. Ltd., a British Virgin Islands company, of which Mr. Zhang is the sole owner.
(4)	Includes 2,537,000 common shares issuable upon exercise of options exercisable within 60 days.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership” for our major shareholders.

Our major shareholders do not have voting rights that are different from other shareholders.

There were three record holders in the United States, including the depositary for our ADSs, holding, collectively, 52.1% and 52.1% of our outstanding common shares, as of December 31, 2022 and March 31, 2023.

B.	Related Party Transactions

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

ITEM 8 FINANCIAL INFORMATION

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

In May 2019, an authorized entity of local government, or the Government Entity, sued Beijing Huiju, the original controlling and existing shareholder of one of the Group’s equity method investee, Qingdao Huiju, for disputes in construction contract entered into between the Government Entity and Beijing Huiju. The Government Entity also claimed that Qingdao Huiju is jointly liable for the aforementioned construction contract and a commitment letter issued by Beijing Huiju, and sued both Beijing Huiju and Qingdao Huiju to be jointly and severally liable to a liquidated damage of US$230.9 million stipulated in the commitment letter. Qingdao Huiju received the local court verdict of the first instance in April 2020 which held that Qingdao Huiju shall be jointly and severally liable to the liquidated damages of US$230.9 million, and court cost of US$1,167,369. The local court’s decision was appealed to the High Court of Shandong Province in April 2020. In September 2020, the High Court of Shandong Province affirmed the local court verdict. In July 2021, the Government Entity applied for enforcement to the court, the Qingdao Intermediate Court organized an auction of land ownership of Qingdao Huiju and allocated the purchase price paid by the bidder to the Government Entity. As there is no other property or potential property clue of Qingdao Huiju provided by the Government Entity, the court ruled that enforcement procedure was terminated but could be resumed after the enforcement conditions were fulfilled. Our management noted that the property enforced does not involve the Company’s interests in Qingdao Huiju and our management does not expect the legal proceedings mentioned above will have a material adverse effect on the Company’s interests in Qingdao Huiju based on current progress.

In November 2022, Xinyuan Service, one of the Company’s subsidiaries in which the Company has a controlling stake, identified that certain time deposits of a wholly-owned subsidiary of Xinyuan Service (the “Xinyuan Service Subsidiary”) amounting to RMB402 million in aggregate had been pledged (the “Subsidiary Pledges”) to secure loan facilities for another subsidiary of the Company (the “Beneficiary”), as well as for certain companies which are not part of the Group. On 17 April 2023, Xinyuan Service and the Xinyuan Service Subsidiary filed a Notice of Arbitration to initiate Hong Kong International Arbitration Centre-administered arbitration proceedings against the Beneficiary seeking recovery of any losses and/or damages suffered by Xinyuan Service with respect to the Subsidiary Pledges. The matter remains ongoing.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9 THE OFFER AND LISTING

A.	Offer and Listing Details

See “Item 9. The Offer and Listing — C. Markets” for price history data.

B.	Plan of Distribution

Not applicable

C.	Markets

Our ADSs, each representing twenty of our common shares, have been listed on the NYSE since December 12, 2007. Our ADSs trade under the symbol “XIN.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Removal of Directors. Under our memorandum and articles of association, directors may be removed by a special resolution. In addition, a director’s office shall be vacated if the director (i) gives notice in writing to our company that he resigns the office of director; (ii) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (iii) if he dies, becomes bankrupt or makes any arrangement or composition with his creditors; (iv) is found to be or becomes of unsound mind or dies; (v) resigns his office by notice in writing to the company; (vi) if all other directors (being not less than two in number) resolve that he should be removed as a director or; (vii) is removed from office pursuant to any other provisions of our amended and restated memorandum and articles of association.

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

Based on our estimated gross income, the average value of our assets, including goodwill, and the nature of our business, although not free from doubt, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2022. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent table years. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or common shares.

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

Not applicable.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Foreign Exchange Risk

We and our subsidiaries are principally engaged in real estate development and the provision of property management services in the PRC. We started U.S. business operations, which is mainly residential real estate development, as well as resale, in 2012. The functional currency of our PRC subsidiaries is the Renminbi, while that of our subsidiaries in the United States is U.S. dollars. Our reporting currency is the U.S. dollar. We translate the PRC operating results using the average exchange rate for the year and we translate the PRC financial position at the year-end exchange rate. The foreign currency translation loss recognized in our other comprehensive income/(loss) amounted to US$67.01 million in 2022.

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

Our indebtedness consists primarily of short-term and long-term bank borrowings, secured debt and onshore corporate bonds. As of December 31, 2022, we had (i) US$81.6 million of short-term borrowings, with US$81.6 million denominated in RMB, which bear interest rates ranging from 6.5% per annum to 19.2% per annum, with a weighted average interest rate at such date of 7.26%; (ii) US$403.7 million of long-term bank loans, including current portions of long-term bank loans, bear floating interest rates, which are based on 100.00% to 189.47% of PBOC benchmark rates in the following years; and (iii) US$336.9 million of long-term debt, including current portions of long-term debt, bear floating interest rates, which are based on LIBOR benchmark rates in the following years. The PBOC regulates the interest rates of our Renminbi-denominated borrowings. The PBOC-published benchmark one-year lending rate in China, which directly affects the property mortgage rates offered by commercial banks in China, as of December 31, 2020, 2021 and 2022 was 4.35%, 4.35% and 4.35%, respectively. As of December 31, 2022, the principal amount of our aggregate outstanding variable rate debt, including long-term bank loans, was US$740.6 million. A hypothetical 1.00% increase in annual interest rates would increase our interest cost by approximately US$7.4 million per year based on our debt level as of December 31, 2022. The senior secured notes and other debt, except the above-mentioned US$336.9 million of floating rate debt, bear fixed interest rates and therefore, interest rate risk is low.

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

As of December 31, 2022, we had outstanding guarantees of mortgages in the principal amount of US$2,110.5 million. If a purchaser defaults on the payment of its mortgage during the term of the guarantee, the mortgage lending bank may require us to repay the outstanding amount under the loan plus any accrued interest. In this event, although we are able to retain the customer’s deposit and sell the property to recover any amounts paid by us to the bank, there can be no assurance that we would be able to sell the property at a price equal to or greater than the amount we paid on the defaulting purchaser’s outstanding loan amount and any accrued interest thereon. We paid US$4.1 million to satisfy guarantee obligations related to customer defaults in 2022.

During parts of 2011 and 2012, we offered certain homebuyers seller-financing arrangements. All the homebuyers entered into such arrangement were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via our management reporting procedures. We provided longer payment terms, ranging between six months to two years to particular home buyers after applying strict credit requirements based on our credit policy. In the second half of 2012, execution of seller-financed contracts dropped significantly. From the fourth quarter of 2012, we stopped offering seller-financed contracts to second home buyers. Commencing in the second quarter of 2014, the Group again offer seller-financed contracts. As of December 31, 2021 and 2022, there was no concentration of credit risk with respect to receivables and we do not have a significant exposure to any individual debtor. Since 2013, PRC banks have tightened the distributions of mortgage loans to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. We took the position that the processing periods of the contracts with underlying mortgage loans exceeding one year cannot be recognized as revenue on an over time basis.

As of December 31, 2022, our cash and cash equivalents totaled US$283.1 million and restricted cash totaled US$277.6 million, predominately deposited in accounts maintained with state-owned bank within the PRC. We have not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Inflation

Inflation has not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.5%, 0.9% and 2.0% in 2020, 2021 and 2022, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this annual report, we have not been materially affected by any inflation or deflation.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Our common shares, in the form of ADSs, each representing twenty common shares, are listed on the NYSE. JPMorgan Chase Bank, N.A. serves as the depositary for the ADSs. JPMorgan Chase Bank, N.A.’s principal executive office is located at 383 Madison Avenue, Floor 11, New York, New York 10179.

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

The depositary may remit to us all or a portion of the depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the deposit agreement upon such terms and conditions as we may agree from time to time. In 2022, no such reimbursement was made.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

See our Form 6-K press release dated July 19, 2022 (File No. 001-33863) and Form 6-K press release dated October 7, 2022 (File No. 001-33863).

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 CONTROLS AND PROCEDURES

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013 Framework), our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Nonetheless, the Board and the Audit Committee are acutely aware of the importance of internal controls and take their fiduciary duties seriously. Therefore, despite believing that the Company’s existing internal controls are sufficient, following the Internal Reviews, the Board and Audit Committee directed management to review internal controls and remediate any material weaknesses that are identified. This has involved several workstreams.

First, the Internal Reviews did identify some weaknesses in the Company’s internal controls, which the Company is working to correct. As part of that process, the Company is implementing enhanced review protocols, including:

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

Second, the HK Subsidiary has retained Moore Advisory Services Limited as independent internal control reviewer to review and validate the HK Subsidiary’s systems and controls (which was recently completed). The Company is considering the findings from that review. To the extent they are relevant to the Company, the Company will also implement any recommended improvements.

Third, the Company has arranged regular training sessions to raise employee awareness of internal control and compliance matters.

Finally, the effectiveness of our internal control over financial reporting, as of December 31, 2022, was also audited by Assentsure PAC, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein.

Changes in Internal Control over Financial Reporting

During 2022, there were no changes in our internal control over financial reporting that occurred during the period covered by the report for 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Xinyuan Real Estate Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Xinyuan Real Estate Co., Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Xinyuan Real Estate Co., Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2022, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2022, and the related notes and our report dated May 30, 2023 expressed an unqualified opinion thereon.

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

/s/ Assentsure PAC
We have served as the Company’s auditor since 2022.
Singapore
May 30 2023

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Assentsure PAC and Union Power, our former independent registered public accounting firm, and their respective affiliate firms for the periods indicated:

	2021	2022
	US$	US$
Audit fees (1)	1,438,666	1,336,312
Audit-related fees (2)	50,694	38,929
(1)	“Audit fees” represent the aggregate fees billed in each of the fiscal year for the audit of financial statements of the Company and the limited quarterly procedures. In 2022, the audit fees billed included the audit of financial statements of the Company’s subsidiary, Xinyuan Property Management Service (Cayman) Ltd for its annual reporting purpose.
(2)	“Audit-related fees” represents aggregate fees billed in respect of review of interim financial statements of Xinyuan Property Management Service (Cayman), Ltd., and issue comfort letter for the Company’s financing purposes.

* Union Power performed the 2020 and 2021 fiscal year audit, and Assentsure PAC performed the 2022 fiscal year audit, as further described in Item 16F herein.

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

The following table sets forth a summary of our repurchase of our ADSs made from January 1, 2022 to December 31, 2022:

			Total Number	Approximate
			of ADSs	U.S. Dollar
			Purchased as	Value of ADSs
			Part of	that May Yet
			Publicly	Be Purchased
	Total Number	Average Price	Announced	Under the
	of ADSs	Paid Per ADS	Plans or	Plans or
Period(1)	Purchased	(US$)	Programs	Programs
January 1 - January 31	—	—	—	—
February 1 - February 28	—	—	—	—
March 1 - March 31	—	—	—	—
April 1 - April 30	—	—	—	—
May 1 - May 31	—	—	—	—
June 1 through June 30	—	—	—	—
July 1 through July 31	—	—	—	—
August 1 through August 31	—	—	—	—
September 1 through September 30	—	—	—	—
October 1 through October 31	—	—	—	—
November 1 through November 30	—	—	—	—
December 1 through December 31	—	—	—	—
Total	—	—	—	—
(1)	Our ADS to common share ratio is one ADS for twenty common shares.

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

EY communicated these issues to the Company’s Audit Committee in March 2021, as a result of which, an independent investigation (the “Independent Investigation”) was launched. Due to the Independent Investigation, the Company was late in filing its annual report on Form 20-F for 2020. As of the date of EY’s resignation, while the Independent Investigation was completed, EY did not believe the above-mentioned matters have been fully resolved to its satisfaction. Accordingly, EY did not issue its audit report on our consolidated financial statements for 2020. EY was authorized to discuss these matters with Union Power without limitation. EY’s audit reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2019 and 2018 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the audit for years ended December 31, 2019 and 2018, and through September 29, 2021 when the client-auditor relationship with EY was terminated, there was no disagreement, as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to that Item, between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreement in connection with its reports on the consolidated financial statements for the years ended December 31, 2019 and 2018. During 2019 and 2018, and through September 29, 2021 when the client-auditor relationship with EY was terminated, there were no “reportable events” as that term is described below in accordance with Item 16F(a)(1)(v) of Form 20-F, other than as disclosed above.

See also the disclosure under “Item 16F. Change in Registrant’s Certifying Accountant” of our annual report on Form 20-F for 2020 on March 8, 2022.

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

Union Power proposed to continue working with us as our independent auditor for the fiscal year 2022. However, its proposal reflected an increase in the service fees.

Union Power’s reports on the financial statements of the Company for the 2020 and 2021 fiscal years did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the 2020 and 2021, there were no disagreements with Union Power on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Union Power’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on our consolidated financial statements for such period.

During the 2020 and 2021, there were no “reportable events” (as listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F. )requiring disclosure pursuant to Item 16F(a)(1)(iv) of Form 20-F.

The Company has provided Union Power with a copy of the foregoing disclosures and has requested that Union Power review such disclosures and provide a letter addressed to the SEC as specified by Item 16F(a)(3) of Form 20-F. Attached as Exhibit 15.3 is a copy of Union Power’s letter addressed to the SEC relating to the statements made by the Company in this Report on Form 6-K.

Our Audit ommittee solicited proposals from other accounting firms and conducted an evaluation process in connection with the selection of our independent auditor for the financial year 2022. After careful consideration, our Audit Committee recommended, and our Board of Directors approved, the appointment of Assentsure PAC as our independent auditor. The appointment took effect on December 28, 2022 as ratified by the 2022 annual general meeting of shareholders.

On December 28, 2022, Union Power resigned and Assentsure PAC was engaged to serve as our independent registered public accounting firm for the fiscal year 2022.

In 2021 and 2022 and the subsequent interim period prior to engaging Assenture PAC, neither we nor anyone on our behalf consulted with Assenture PAC with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and no written report or oral advice was provided by Assenture PAC to us that Assenture PAC concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement or a reportable event.

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

ITEM 16H. MINE SAFETY

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17 FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18 FINANCIAL STATEMENTS

The consolidated financial statements of Xinyuan Real Estate Co., Ltd. are included at the end of this annual report.

ITEM 19 EXHIBITS

Exhibit Number	Description of Document

1.1

Amended and Restated Memorandum and Articles of Association of Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 3.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

1.2

Amendment to Amended and Restated Articles of Association of Xinyuan Real Estate Co., Ltd. (incorporated by reference to Exhibit 99.5 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 10, 2009)

2.1

Deposit Agreement, dated as of December 11, 2007, among Xinyuan Real Estate Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and holders of American Depositary Shares (incorporated by reference to Exhibit 2.5 to Amendment No. 1. to the registrant’s annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)

2.2

Amendment to Deposit Agreement, including the form of ADR, dated November 9, 2017 (incorporated by reference to Exhibit 99.(a)(2) to the registrant’s F-6EF (File No. 333-221449) filed with the SEC on November 9, 2017)

2.3

Form of Amendment No. 2 to Deposit Agreement, including the form of ADR, dated November 15, 2022 (incorporated by reference to Exhibit 99.(a)(3) to the registrant’s F-6 POS (File No. 333-221449) filed with the SEC on November 15, 2022)

2.4

Indenture, dated as of December 6, 2013, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule 1 thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agreement (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 9, 2013)

2.5

Indenture Supplement No. 1 dated as of February 13, 2015, among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedules I thereto as the Subsidiary Guarantors to the Indenture, dated as of May 3, 2013 with respect to the registrant’s 13% June 2019 Senior Secured Notes (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on February 13, 2015)

Exhibit Number	Description of Document

2.6

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

2.7

Global note representing the 13% June 2019 Senior Secured Notes (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on December 9, 2013)

2.8

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

2.10

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

2.12

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

2.14

Global note representing 8.875% Senior Notes due 2020 (US$100,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 4, 2017)

2.15

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

2.17

Indenture, dated as of April 15, 2019, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on April 18, 2019)

Exhibit Number	Description of Document

2.18

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

2.20

Global note representing 12% Senior Notes due 2022 (RMB160,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.1 to the registrant's Form 6-K (File No. 001-33863) filed with the SEC on June 30, 2020)

2.21

Global note representing 12% Senior Notes due 2022 (RMB354,500,000 aggregate principal amount) (incorporated by reference to Exhibit 99.1 to the registrant's Form 6-K (File No. 001-33863) filed with the SEC on August 12, 2020)

2.22

Global note representing 14.5% Senior Notes due 2023 (US $300,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.1 to the registrant's Form 6-K (File No. 001-33863) filed with the SEC on September 18, 2020)

2.23

Global note representing 14% Senior Notes due 2024 (US $170,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.1 to the registrant's Form 6-K (File No. 001-33863) filed with the SEC on January 25, 2021)

2.24	Description of Securities (incorporated by reference to Exhibit 2.19 to the registrant’s Annual Report on Form 20-F (File No. 001-33863), filed with the SEC on April 29, 2020)

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

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Union Power HK CPA Limited

15.2*	Consent of Assentsure PAC

15.3*	Letter of Union Power HK CPA Limited to the SEC, dated May 30, 2023

101*

The following materials from Xinyuan Real Estate Co., Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2022 formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Consolidated Statement of Operations, (ii) the Condensed Consolidated Balance Sheet, (iii) the Condensed Consolidated Statement of Stockholders’ Equity, (iv) the Condensed Consolidated Statement of Cash Flows, and (v) Notes to the Condensed Consolidated Financial Statements.

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

Date: May 30, 2023

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Xinyuan Real Estate Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Xinyuan Real Estate Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2022, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 30, 2023 expressed an unqualified opinion.

Material Uncertainty relating to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 (b) to the consolidated financial statements, the Company’s ability to generate funds to meet short term operating cash requirements and loan repayments is reliant on the Company’s ability to sell the real estate properties it holds, or to obtain alternative financing. The timing of these sales is uncertain and as a result the Company is currently reliant on long term investor loans being renewed when they come up for repayment. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans relating to these matters are also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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
o

Testing the estimated costs to complete projects that were not completed during the year ended December 31, 2022 by comparing the estimated cost to complete at December 31, 2022 to actual cost incurred subsequent to December 31, 2022.

o

Evaluating management’s ability to achieve the estimates of total cost by corroborating inquiries with Company personnel, including project managers, and comparing the estimates to documentation such as management’s work plans, contract terms and requirements, and purchase orders with suppliers. Our evaluation of management’s assumptions included consideration of historical and current project performance such as consistency of gross margin, identified risks related to project timing including technical and schedule matters, and the status of construction progress.

Impairments – Real Estate Properties Development Completed and Under Development

Critical Audit Matter Description

At December 31, 2022, the Company’s real estate properties development completed and under development was US$3,277,056,653. As described in Note 2 to the consolidated financial statements, the Company’s evaluation of impairment of real estate involves an assessment of the carrying value of real estate properties development completed and under development when events or changes in circumstances indicate that the carrying value may not be recoverable.

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

Going concern

Critical Audit Matter Description

As discussed in Note 2 (b) to the consolidated financial statements, the Company’s ability to generate funds to meet short term operating cash requirements and loan repayments is reliant on the Company’s ability to sell the real estate properties it holds, or to obtain alternative financing. The timing of these sales is uncertain and as a result the Company is currently reliant on long term investor loans being renewed when they come up for repayment.

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

/s/ Assentsure PAC

We have served as the Company’s auditor since 2022.

Singapore

May 30, 2023

PCAOB ID No: 6783

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

Material Uncertainty relating to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 (b) to the consolidated financial statements, the Company’s ability to generate funds to meet short term operating cash requirements and loan repayments is reliant on the Company’s ability to sell the real estate properties it holds, or to obtain alternative financing. The timing of these sales is uncertain and as a result the Company is currently reliant on long term investor loans being renewed when they come up for repayment. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans relating to these matters are also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Going concern

Critical Audit Matter Description

As discussed in Note 2 (b) to the consolidated financial statements, the Company’s ability to generate funds to meet short term operating cash requirements and loan repayments is reliant on the Company’s ability to sell the real estate properties it holds, or to obtain alternative financing. The timing of these sales is uncertain and as a result the Company is currently reliant on long term investor loans being renewed when they come up for repayment.

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

/s/ Union Power HK CPA Limited

We have served as the Company’s auditor since 2021.

Hong Kong

July 29, 2022

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(ALL amounts stated in US$, except for number of shares data)

		December 31,	December 31,
	Notes	2021	2022
		US$	US$
ASSETS

Current assets
Cash and cash equivalents		426,399,881	283,131,542
Restricted cash		246,888,754	277,596,767
Short-term investments	3	85,211,338	11,992,929
Accounts receivable, net		59,509,152	32,587,827
Other receivables	4	298,190,097	383,513,125
Deposits for land use rights		35,738,821	33,857,554
Other deposits and prepayments		365,505,313	322,170,208
Advances to suppliers		124,152,551	54,229,135
Real estate properties development completed and under development	5	2,869,622,702	3,277,056,653
Amounts due from related parties	18	271,567,484	203,719,058
Amounts due from employees	18	1,550,469	1,466,055
Other current assets		1,482,786	7,886,273

Total current assets		4,785,819,348	4,889,207,126

Non-current assets
Restricted cash, non-current		46,583,120	—
Real estate properties held for lease, net	6	440,300,371	373,467,867
Deposits for land use rights and properties		36,074,492	33,024,171
Property and equipment, net	7	35,525,933	28,831,111
Long-term investments	8	667,227,852	92,473,329
Deferred tax assets	15	302,971,920	304,515,733
Amounts due from related parties	18	15,283,028	15,056,284
Contract assets		35,104,329	52,515,766
Operating lease right-of-use assets	13	3,147,381	5,707,986
Other assets		78,241,516	55,478,954

Total non-current assets		1,660,459,942	961,071,201

TOTAL ASSETS		6,446,279,290	5,850,278,327

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(ALL amounts stated in US$, except for number of shares data)

		December 31,	December 31,
	Notes	2021	2022
		US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and notes payable (including accounts payable and notes payable of the VIEs without recourse to the primary beneficiary of US$14,681 and US$13,439 as of December 31, 2021 and December 31, 2022, respectively)		1,134,432,195	950,184,053
Short-term bank loans and other debt	10	99,468,777	81,598,369
Customer deposits	14	1,162,430,468	1,280,517,005
Income tax payable		249,107,386	241,221,356
Other payables and accrued liabilities (including other payables and accrued liabilities of the VIEs without recourse to the primary beneficiary of US$2,998,625 and US$3,235,911 as of December 31, 2021 and December 31, 2022, respectively)	17	555,176,693	489,622,793
Payroll and welfare payable (including payroll and welfare payable of the VIEs without recourse to the primary beneficiary of US$2,641,285 and US$1,132,120 as of December 31, 2021 and December 31, 2022, respectively)		15,391,685	16,431,804
Current portion of long-term bank loans and other debt	11,12	1,466,820,657	1,653,119,929
Lease liabilities, current portion	13	7,619,323	3,780,853
Mandatorily redeemable non-controlling interests		10,273,637	9,864,014
Amounts due to related parties	18	77,062,355	66,619,920

Total current liabilities		4,777,783,176	4,792,960,096

Non-current liabilities
Long-term bank loans	11	494,076,875	146,603,073
Deferred tax liabilities	15	343,263,457	429,974,728
Unrecognized tax benefits	15	130,560,908	135,562,075
Other long-term debt	12	275,100,201	259,081,410
Lease liabilities	13	1,286,250	3,310,116
Amounts due to related parties	18	10,979,186	—

Total non-current liabilities		1,255,266,877	974,531,402

Total liabilities		6,033,050,053	5,767,491,498

Commitments and contingencies	22

Shareholders’ equity
Common shares, US$0.0001 par value:
Authorized‑500,000,000 shares; shares issued and outstanding- 108,029,257 shares as of December 31, 2022 (2021: 107,757,721 shares)	19	16,415	16,415
Additional paid-in capital		544,386,509	544,954,556
Statutory reserves		178,497,890	179,457,097
Accumulated deficits		(387,664,005)	(656,638,114)
Accumulated other comprehensive income/(loss)		34,923,279	(21,615,478)
Treasury shares	19	(116,061,577)	(116,061,577)

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity		254,098,511	(69,887,101)

Non-controlling interest	24	159,130,726	152,673,930

Total equity		413,229,237	82,786,829

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		6,446,279,290	5,850,278,327

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2020, 2021, 2022

(ALL amounts stated in US$, except for number of shares data)

		Year ended December 31,
	Notes	2020	2021	2022
		US$	US$	US$
Revenue:
Real estate sales		1,604,891,939	1,392,240,005	809,412,923
Real estate management services income		91,208,307	109,822,206	105,460,071
Real estate lease income		34,792,485	19,781,344	20,782,612
Other revenue		14,870,460	14,174,226	14,356,567

Total revenue		1,745,763,191	1,536,017,781	950,012,173

Costs of revenue:
Cost of real estate sales		(1,351,980,826)	(1,359,344,416)	(768,356,253)
Cost of real estate management services income		(55,437,978)	(73,978,205)	(79,609,736)
Cost of real estate lease income		(36,122,097)	(22,438,180)	(20,287,953)
Other costs		(9,755,542)	(12,320,064)	(9,802,123)

Total costs of revenue		(1,453,296,443)	(1,468,080,865)	(878,056,065)

Gross profit		292,466,748	67,936,916	71,956,108
Selling and distribution expenses		(66,886,148)	(90,569,390)	(29,458,486)
General and administrative expenses		(154,176,673)	(163,410,021)	(96,106,518)
Gain on disposal of property held for lease		82,805,785	—	5,687,312
Impairment loss on goodwill		(6,400,262)	(4,355,469)	(1,481,006)
Impairment loss on intangible assets		—	(14,295,790)	—

Operating income /(loss)		147,809,450	(204,693,754)	(49,402,590)
Interest income		33,405,610	28,296,824	8,207,327
Interest expense		(129,487,405)	(183,398,772)	(158,008,411)
Net gain/ (loss) on debt extinguishment	12	(1,843,306)	—	9,620,914
Gain /(loss) on short-term investments	3	5,052,944	(30,203,357)	(71,675,454)
Share of (loss)/income of equity investees	8	17,028,301	(23,345,765)	(26,166,538)
Exchange gains/ (loss)		(3,093,907)	(9,707,463)	39,952,338
Other income/ (loss)		(1,296,377)	2,509,645	(1,968,849)

Income /(loss) from operations before income taxes		67,575,310	(420,542,642)	(249,441,263)
Income taxes benefit/ (expenses)	15	(135,059,190)	7,280,528	(9,241,462)

Net loss		(67,483,880)	(413,262,114)	(258,682,725)
Net loss attributable to non-controlling interest		(13,557,028)	(4,045,264)	(4,670,836)

Net loss attributable to Xinyuan Real Estate Co., Ltd. shareholders		(81,040,908)	(417,307,378)	(263,353,561)

Loss per share:
Basic	20	(0.75)	(3.89)	(2.44)
Diluted	20	(0.75)	(3.89)	(2.44)

Shares used in computation:
Basic	20	107,558,506	107,283,420	107,849,225
Diluted	20	107,569,181	107,283,420	107,849,225

Foreign currency translation adjustments		94,386,918	20,861,635	(67,014,536)

Comprehensive income/(loss)		26,903,038	(392,400,479)	(325,697,261)
Comprehensive income/(loss) attributable to non-controlling interest		(40,671,816)	(7,088,744)	5,804,943

Comprehensive loss attributable to Xinyuan Real Estate Co., Ltd. shareholders		(13,768,778)	(399,489,223)	(319,892,318)

The accompanying notes are an integral part of these consolidated financial statements

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2020, 2021, 2022

(ALL amounts stated in US$, except for number of shares data)

								Total Xinyuan Real
						Retained	Accumulated	Estate Co.,	Non-
				Additional		Earnings	Other	Ltd.	controlling
	Number of	Common	Treasury	Paid-in	Statutory	/(Accumulated	Comprehensive	shareholders’	Interest
	Shares	Shares	Shares	Capital	Reserves	Deficits)	Income / (Loss)	equity	(Note 24)	Total
		US$	US$	US$	US$	US$	US$	US$	US$	US$
BALANCE AT DECEMBER 31, 2019	107,875,468	16,410	(113,719,964)	543,290,577	175,008,459	135,873,163	(50,167,006)	690,301,639	101,650,383	791,952,022
Adjustment to opening balance of equity (Note 2(i))	—	—	—	—	—	(6,520,392)	—	(6,520,392)	—	(6,520,392)
Capital injection from non-controlling interests(Note(a))	—	—	—	4,420,800	—	—	—	4,420,800	218,453,981	222,874,781
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	(317,406)	(317,406)
Exercise of share options	52,647	5	—	134,785	—	—	—	134,790	—	134,790
Treasury share repurchases (Note 19)	(2,127,050)	—	(2,341,613)	(142,283)	—	—	—	(2,483,896)	—	(2,483,896)
Foreign currency translation	—	—	—	—	—	—	67,272,130	67,272,130	27,114,788	94,386,918
Stock-based compensation expenses	1,130,952	—	—	4,511,192	—	—	—	4,511,192	—	4,511,192
Net loss	—	—	—	—	—	(81,040,908)	—	(81,040,908)	13,557,028	(67,483,880)
Appropriation to statutory reserves	—	—	—	—	2,687,578	(2,687,578)	—	—	—	—
Dividends to shareholders	—	—	—	—	—	(11,123,395)	—	(11,123,395)	—	(11,123,395)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(27,572)	(27,572)
BALANCE AT DECEMBER 31, 2020	106,932,017	16,415	(116,061,577)	552,215,071	177,696,037	34,500,890	17,105,124	665,471,960	360,431,202	1,025,903,162
Capital injection from non-controlling interests	—	—	—	(11,242,172)	—	—	—	(11,242,172)	16,901,589	5,659,417
Foreign currency translation	—	—	—	—	—	—	17,818,155	17,818,155	3,043,480	20,861,635
Stock-based compensation expenses	825,704	—	—	3,413,610	—	—	—	3,413,610	—	3,413,610
Net loss	—	—	—	—	—	(417,307,378)	—	(417,307,378)	4,045,264	(413,262,114)
Appropriation to statutory reserves	—	—	—	—	801,853	(801,853)	—	—	—	—
Dividends to shareholders	—	—	—	—	—	(4,055,664)	—	(4,055,664)	—	(4,055,664)
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	(225,290,809)	(225,290,809)
BALANCE AT DECEMBER 31, 2021	107,757,721	16,415	(116,061,577)	544,386,509	178,497,890	(387,664,005)	34,923,279	254,098,511	159,130,726	413,229,237
Foreign currency translation	—	—	—	—	—	—	(56,538,757)	(56,538,757)	(10,475,779)	(67,014,536)
Stock-based compensation expenses	271,536	—	—	568,047	—	—	—	568,047	—	568,047
Net loss	—	—	—	—	—	(263,353,561)	—	(263,353,561)	4,670,836	(258,682,725)
Appropriation to statutory reserves	—	—	—	—	959,207	(959,207)	—	—	—	—
Dividends to shareholders	—	—	—	—	—	(4,661,341)	—	(4,661,341)	—	(4,661,341)
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	(651,853)	(651,853)
BALANCE AT DECEMBER 31, 2022	108,029,257	16,415	(116,061,577)	544,954,556	179,457,097	(656,638,114)	(21,615,478)	(69,887,101)	152,673,930	82,786,829

Note(a) arose mainly from offering from Guangdong Kaisa Real Estate Development Co., Ltd. 49% in Henan Yanchuang Enterprise Management Consulting Co., Ltd. a subsidiary of the company.

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2020, 2021, 2022

(ALL amounts stated in US$, except for number of shares data)

	Year ended December 31,
	2020	2021	2022
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(67,483,880)	(413,262,114)	(258,682,725)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization	17,503,373	18,267,515	13,168,207
Stock-based compensation expenses	4,511,190	3,413,610	568,047
Deferred tax (benefit)/expenses	65,623,218	(81,124,977)	92,635,419
Amortization of deferred charges	2,828,337	3,242,398	5,728,866
Share of loss/(gain) of equity investees	(17,028,301)	23,345,765	26,166,538
Exchange loss/(gain)	3,093,907	9,707,463	(39,952,338)
Changes in unrecognized tax benefit	10,932,057	29,025,853	6,298,039
Loss on extinguishment of debt (Note 12)	1,843,306	—	(9,620,914)
(Gain)/loss on short-term investments	(5,052,944)	30,203,357	71,675,454
Gain on disposal of property held for lease	(82,805,785)	—	(5,687,312)
Proceeds from disposal of short-term investments	5,825,136	—	359,025
Purchase of trading securities	—	(109,303,567)	—
Allowance for doubtful accounts	6,453,654	2,781,268	2,119,346
Impairment loss on goodwill	6,400,262	4,355,469	1,481,006
Impairment loss on intangible assets	—	14,295,790	—
Impairment on interests in equity investee	1,216,730	—	—
Others	1,023,693	3,834,826	(64,687)

Changes in operating assets and liabilities:
Accounts receivable	3,807,913	37,981,853	22,272,540
Real estate properties development completed and under development	440,486,384	647,900,818	(506,304,362)
Contract assets	(4,091,608)	(5,940,218)	(18,682,950)
Real estate properties held for lease	(2,576,802)	26,897,517	(51,502,401)
Advances to suppliers	1,581,351	(76,248,232)	61,413,770
Other receivables	(88,480,519)	83,761,147	(103,913,042)
Deposits for land use rights	(46,870,478)	43,725,198	(1,182,046)
Other deposits and prepayments	59,693,294	(34,882,024)	15,076,597
Other current assets	(2,610,160)	2,359,210	(6,456,006)
Amounts due from related parties	47,907,083	(33,014,545)	47,297,291
Amounts due from employees	1,876,639	(997,298)	(47,565)
Other assets	(1,779,120)	(20,542,642)	14,383,358
Accounts payable	124,021	(128,043,926)	(94,511,442)
Customer deposits	(233,463,779)	143,204,992	210,848,409
Income tax payable	(38,358,479)	(35,014,314)	13,392,278
Other payables and accrued liabilities	241,107,544	(51,513,133)	(29,962,164)
Payroll and welfare payable	(7,198,828)	(3,059,265)	2,392,037
Amounts due to related parties	10,728,133	251,053	(10,979,186)
Net cash provided by/(used in) operating activities	336,766,542	135,608,847	(530,272,913)

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2020, 2021, 2022

(ALL amounts stated in US$, except for number of shares data)

	Year ended December 31,
	2020	2021	2022
	US$	US$	US$
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of properties held for lease and property and equipment	93,001,129	7,052,259	3,264,138
Purchase of property and equipment	(1,294,014)	(2,058,162)	(28,681)
Acquisition of subsidiaries, net of cash acquired (Note 9)	(938,733)	—	510,108,525
Acquisition of long-term investments	(219,220,373)	(27,768,648)	—
Return of capital	24,296,031	—	—
Loan to employees	—	—	554,309

Net cash (used in)/provided by investing activities	(104,155,960)	(22,774,551)	513,898,291

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	134,790	—	—
Purchase of treasury shares (Note 19)	(2,483,896)	—	—
Dividends to shareholders	(14,284,148)	(4,055,664)	(4,661,341)
Amounts due to related parties	(24,477,542)	44,288,546	(4,068,750)
Repayments of short-term bank loans and current portion of long-term bank loans	(819,432,106)	(790,322,990)	(205,502,651)
Proceeds from short-term bank loans and current portion of long-term bank loans	105,007,105	193,848,327	5,825,838
Repayment of long-term bank loans	(199,845,816)	(183,056,732)	(38,472,000)
Proceeds from long-term bank loans	433,177,672	339,581,996	83,335,835
Repayment of other short-term debt	(60,033,909)	(11,572,583)	(4,059,023)
Proceeds from other short-term debt	18,917,551	17,689,487	85,768,101
Repayment of other long-term debt	(882,010,043)	(891,457,400)	(98,522,299)
Proceeds from other long-term debt	1,047,849,099	610,114,087	124,661,778
Payment of financing cost	(6,361,147)	(6,947,448)	—
Payment of principal from finance lease	(8,476,338)	(1,916,297)	(5,207,694)
Repayment of mandatorily redeemable non-controlling interests	(462,754)	—	—
Proceeds from mandatorily redeemable non-controlling interests	—	1,070,310	475,728
Contributions from non-controlling interests, net	222,712,481	5,659,417	—

Net cash used in financing activities	(190,069,001)	(677,076,944)	(60,426,478)

NET(DECREASE)/INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	42,541,581	(564,242,648)	(76,801,100)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	114,855,646	24,132,269	(82,342,346)
Cash, cash equivalents and restricted cash, at beginning of year	1,102,584,907	1,259,982,134	719,871,755

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, AT END OF YEAR	1,259,982,134	719,871,755	560,728,309

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Cash and cash equivalents	926,809,581	426,399,881	283,131,542
Restricted cash	333,172,553	293,471,874	277,596,767

Incomes taxes paid	100,712,739	99,120,026	99,120,026
Interest paid	149,271,138	261,746,433	112,037,414
NON-CASH ACTIVITIES
Debt extinguishment costs included in other payables and accrued liabilities	3,652,705	—	—
Settlement of due from related parties as a result of business combination	—	—	—
Initial recognition of leases	—	—	—

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

As of December 31, 2022, principal subsidiaries of the Company and its consolidated variable interest entities included the following entities:

				Percentage of
	Registered Place			Equity
	and Date of	Registered		Attributable	Principal
Company Name	Incorporation	Capital		to the Group	Activities
Subsidiary companies:
Xinyuan International Property Investment Co., Ltd.	Cayman Islands October 6, 2011	US$	500,000	100%	Investment holding company

Xinyuan International (HK) Property Investment Co., Ltd.	Hong Kong October 26, 2011	HK$	3,000,000	100%	Investment holding company

XIN Development Group International Inc.	United States November 10, 2011	US$	—	100%	Investment holding company

Xinyuan Real Estate, Ltd.	Cayman Islands January 27, 2006	US$	50,000,000	100%	Investment holding company

XIN Development Management East, LLC	United States August 28, 2012	US$	1,000	100%	Property management services

XIN NY Holding, LLC	United States August 29, 2012	US$	1,000	100%	Investment holding company

421 Kent Development, LLC	United States August 29, 2012	US$	1,000	100%	Real estate development

Xinyuan Sailing Co., Ltd.	Hong Kong June 21, 2013	HK$	3,000,000	100%	Investment holding company

AWAN Plasma Sdn Bhd	Malaysia April 16, 2007	MYR	33,577,000	100%	Real estate development

XIN Eco Marine Group Properties Sdn Bhd	Malaysia July 9, 2014	MYR	33,217,000	100%	Investment holding company

Zhengzhou Jiasheng Real Estate Co., Ltd.	PRC December 2, 2013	US$	60,000,000	100%	Real estate development

Xinyuan (China) Real Estate, Ltd. (“Xinyuan China”)	PRC April 10, 2006	US$	307,000,000	100%	Investment holding company

Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”)	PRC May 19, 1997	RMB	200,000,000	100%	Real estate development

Qingdao Xinyuan Xiangrui Real Estate Co., Ltd.	PRC February 9, 2006	RMB	10,000,000	100%	Real estate development

Shandong Xinyuan Real Estate Co., Ltd.	PRC June 2, 2006	RMB	300,000,000	100%	Real estate development

Xinyuan Property Management Service(Cayman) Ltd.	Cayman Islands December 13, 2018	HKD	50,000	52.86%	Investment holding company

Xinyuan Property Management Service (BVI) Ltd	British Virgin Islands January 2, 2019	USD	—	52.86%	Investment holding company

Xinyuan Property Management Service (HK) Limited	HK January 8, 2019	HKD	1	52.86%	Investment holding company

Xinyuan Science and Technology Service Group Co., Ltd.	PRC December 28, 1998	RMB	50,000,000	52.86%	Property management services

Mingyuan Landscape Engineering Co., Ltd.	PRC February 17, 2004	RMB	50,000,000	100%	Landscaping engineering and management

Henan Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC December 29, 2011	RMB	20,000,000	100%	Real estate development

Suzhou Xinyuan Real Estate Development Co., Ltd.	PRC November 24, 2006	RMB	200,000,000	100%	Real estate development

Anhui Xinyuan Real Estate Co., Ltd.	PRC December 7, 2006	RMB	50,000,000	100%	Real estate development

Kunshan Xinyuan Real Estate Co., Ltd.	PRC January 31, 2008	RMB	200,000,000	100%	Real estate development

Xinyuan Real Estate (Chengdu) Co., Ltd.	PRC June 12, 2007	RMB	220,000,000	100%	Real estate development

Xuzhou Xinyuan Real Estate Co., Ltd.	PRC November 9, 2009	RMB	200,000,000	100%	Real estate development

Henan Xinyuan Jiye Real Estate Co., Ltd.	PRC November 15, 2009	RMB	50,000,000	100%	Real estate development

Beijing Xinyuan Wanzhong Real Estate Co., Ltd. ( “Beijing Wanzhong”)	PRC March 4, 2008	RMB	900,000,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

				Percentage of
	Registered Place			Equity
	and Date of	Registered		Attributable	Principal
Company Name	Incorporation	Capital		to the Group	Activities
Xinyuan Renju (Beijing) Asset Management Co., Ltd.	PRC January 16, 2009	RMB	30,000,000	100%	Management consulting service

Beijing Xinyuan Priority Real Estate Consulting Co., Ltd.	PRC March 8, 2012	RMB	30,000,000	100%	Real estate consulting services

Henan Xinyuan Priority Commercial Management Co., Ltd.	PRC August 10, 2012	RMB	2,000,000	100%	Leasing management services

Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd. (“Suzhou Wanzhuo”) (Note 18(a))	PRC September 20, 2012	RMB	200,000,000	20%	Real estate development

Jiangsu Jiajing Real Estate Co., Ltd.	PRC March 28, 2005	RMB	150,000,000	100%	Real estate development

Xingyang Xinyuan Real Estate Co., Ltd.	PRC July 25, 2013	RMB	200,000,000	100%	Real estate development

Jinan Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC December 4, 2013	RMB	300,000,000	100%	Real estate development

Sanya Beida Science and Technology Park Industrial Development Co., Ltd.	PRC January 10, 2014	RMB	200,000,000	100%	Real estate development

Chengdu Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC February 21, 2014	RMB	50,000,000	100%	Real estate development

Tianjin Xinyuan Real Estate Co., Ltd.	PRC September 17, 2014	RMB	100,000,000	100%	Real estate development

Xi’an Yinghuai Square Commerce Management Co., Ltd.	PRC November 25, 2014	RMB	3,000,000	100%	Retail store

Subsidiary companies:
Changsha Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC April 3, 2014	RMB	100,000,000	100%	Real estate development

Shanghai Junxin Real Estate Co., Ltd.	PRC January 16, 2014	RMB	5,000,000	100%	Real estate development

Beijing Yinghuai Commerce and Trade Co., Ltd.	PRC January 5, 2015	RMB	30,000,000	100%	Retail store

Beijing Xinhe Investment Development Co., Ltd.	PRC May 5, 2015	RMB	5,000,000	100%	Investment holding company

Henan Yinghuai Commerce and Trade Co., Ltd.	PRC March 23, 2015	RMB	10,000,000	100%	Retail store

Henan Xinyuan Guangsheng Real Estate Co., Ltd.	PRC July 27, 2015	RMB	200,000,000	100%	Real estate development

Shanghai Hexinli Property Management Center. (Limited partnership)	PRC July 28, 2015	RMB	10,640,000	100%	Property management services

Shandong Xinyuan Renju Real Estate Co., Ltd.	PRC November 19, 2011	RMB	50,000,000	100%	Real estate development

Shaanxi Zhongmao Economy Development Co., Ltd.	PRC June 22, 1998	RMB	22,500,000	65.98%	Real estate development

421 Kent Holding Co, Ltd.	United States May 2, 2014	US$	1,000	100%	Investment holding company

Hudson 888 Owner LLC	United States October 22, 2015	US$	1,000	100%	Real estate development

XIN Manhattan Holding LLC	United States December 9, 2015	US$	1,000	100%	Investment holding company

Hudson 888 Holding LLC	United States December 9, 2015	US$	1,000	100%	Investment holding company

Shenzhen Xinchuang Investment Consulting Co., Ltd.	PRC January 20, 2016	RMB	10,000,000	100%	Investment

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

				Percentage of
	Registered Place			Equity
	and Date of	Registered		Attributable	Principal
Company Name	Incorporation	Capital		to the Group	Activities
Subsidiary companies:
Henan Xinyuan Quansheng Real Estate Co., Ltd.	PRC January 14, 2015	RMB	40,000,000	100%	Real estate development

Zhengzhou Shengdao Real Estate Co., Ltd.	PRC October 14, 2013	RMB	20,000,000	100%	Real estate development

Henan Xinyuan Shunsheng Real Estate Co., Ltd.	PRC January 13, 2016	RMB	30,000,000	100%	Real estate development

Hunan Erli Real Estate Co., Ltd.	PRC January 4, 2008	RMB	50,000,000	100%	Real estate development

XIN Queens Holding LLC	United States July 6, 2016	US$	1,000	100%	Investment holding company

Queens Theatre Holdco LLC	United States July 6, 2016	US$	1,000	100%	Investment holding company

Queens Theatre Owner LLC	United States July 6, 2016	US$	1,000	100%	Real estate development

Zhengzhou Xinnan Real Estate Co., Ltd.	PRC January 21, 2016	RMB	50,000,000	100%	Real estate development

Xinyan Investment Management Co., Limited.	PRC April 8, 2016	RMB	100,000,000	90%	Investment

Hunan Xintian Real Estate Co., Ltd.	PRC September 28, 2009	RMB	20,000,000	100%	Real estate development

Zhengzhou Hangmei Technology Development Co., Ltd. (1)	PRC November 25, 2014	RMB	50,000,000	100%	Real estate development

Zhengzhou Hangmei Zhengxing Technology Co., Ltd. (1)	PRC March 28, 2016	RMB	50,000,000	100%	Real estate consulting services

Xi’an Dingrun Real Estate Co., Ltd.	PRC June 1, 2011	RMB	20,000,000	100%	Real estate development

Zhengzhou Kangshengboda Real Estate Co., Ltd.	PRC July 29, 2016	RMB	50,000,000	100%	Real estate development

Zhuhai Prince Real Estate Co., Ltd.	PRC September 13, 1990	RMB	307,000,000	100%	Real estate development

Henan Renxin Real Estate Co., Ltd. (“Henan Renxin”)	PRC July 11, 2008	RMB	200,000,000	51%	Real estate development

Xinchuang Technology Co., Ltd. (“Xinchuang Technology”)	PRC May 2, 2017	RMB	100,000,000	100%	Management consulting services

Hangzhou Huiyuan Investment Management Partnership Enterprise. (Limited partnership)	PRC May 23, 2017	RMB	5,000,000	100%	Investment holding company

Guangdong Xinyuan Real Estate Co., Ltd.	PRC October 18, 2017	RMB	100,000,000	100%	Real estate development

Taicang Pengchi Real Estate Co., Limited. (“Taicang Pengchi”) (Note 18(a))	PRC June 16, 2017	RMB	200,000,000	17%	Real estate development

Khorgos XinYan Enterprise Management Consulting Co., Ltd.	PRC December 4, 2017	RMB	5,000,000	100%	Management consulting services

Jinan Xinyuan Quansheng Real Estate Co., Ltd.	PRC May 25, 2018	RMB	50,000,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

				Percentage of
	Registered Place			Equity
	and Date of	Registered		Attributable	Principal
Company Name	Incorporation	Capital		to the Group	Activities
Subsidiary companies:
Suzhou Yuxi Real Estate Co., Limited.	PRC March 5, 2018	RMB	100,000,000	20%	Real estate development

Xinchuang Sailing (Dalian) Healthy Technology Industrial Investment Co., Ltd.	PRC June 5, 2018	RMB	600,000,000	100%	Real estate development

Dalian Xinyi Renju Real Estate Co., Ltd.	PRC June 26, 2018	RMB	100,000,000	100%	Real estate development

Jiangxi Xinkai Renju Management Consulting Service., Ltd.	PRC August 28, 2018	RMB	10,000,000	100%	Real estate consulting services

Beijing Xinyuan Huicheng Technology Development Co., Ltd.	PRC January 26, 2018	RMB	100,000,000	100%	Technical services

Suzhou Yefang Real Estate Co., Limited. ("Suzhou Yefang") (Note 18(b))	PRC April 14, 2017	RMB	100,000,000	20%	Real estate development

Chengdu Xinyuan Renju Enterprise Management Co., Ltd. ("Chengdu Renju")	PRC October 26, 2017	RMB	50,000,000	100%	Real estate development

Chengdu Guohongteng Real Estate Co., Ltd.	PRC July 16, 2010	RMB	1,673,179,200	100%	Real estate development

Qingdao Keda Real Estate Co., Ltd. ("Qingdao Keda")	PRC September 20, 2010	RMB	50,000,000	100%	Real estate development

Wuhan Yinghexin Real Estate Co., Ltd. ("Wuhan Yinghexin")	PRC January 15, 2014	RMB	100,000,000	100%	Real estate development

Henan Xinyuan Property Management Co., Ltd.	PRC December 1, 2016	RMB	10,000,000	100%	Property management services

Subsidiary companies:

Wuhu Xinyansuifeng NO.1 Investment Center (Limited partnership)	PRC November 22, 2017	RMB	1,501,000,000	100%	Investment holding company

Zhuhai Xinyuan Real Estate Co., Ltd.	PRC December 31, 2018	RMB	100,000,000	100%	Real estate development

Jinan Renju Building Material Co., Ltd.	PRC January 2, 2019	RMB	50,000,000	100%	Sales of construction material

Dalian Xinyi Yaju Real Estate Co., Ltd.	PRC January 16, 2019	RMB	100,000,000	100%	Real estate development

Guangdong Xinchuang Kechuang Zhigu Development Co., Ltd.	PRC February 27,2019	RMB	100,000,000	100%	Real estate development

Jiangxi Xinyuan Heju Enterprise Management Consulting Service Co., Ltd.	PRC April 2,2019	RMB	10,000,000	100%	Management consulting services

Beijing I-Journey Science and Technology Development Co., Ltd.("I-Journey")	PRC October 20,2015	RMB	40,000,000	93%	Development and sales of robots

Beijing Ruizhuo Xichuang Technology Development Co., Ltd.("Xichuang")	PRC July 16,2015	RMB	30,000,000	93%	Real estate brokerage

Beijing Ruizhuo Xitou Development Co., Ltd. (" Xitou")	PRC July 16,2015	RMB	30,000,000	85%	Internet platform for real estate property financing

Beijing Future Xinzhihui Technology Development Center (Limited Partnership) (" Xinzhihui") (Note 9(2))	PRC December 16,2016	RMB	30,000,000	90.67%	Investment holding company

Beijing Future Xinhujin Technology Development Center (Limited Partnership) ("Xinhujin") (Note 9(2))	PRC December 30,2016	RMB	20,000,000	89.5%	Investment holding company

Beijing Future Xinruifeng Technology Development Center (Limited Partnership) ("Xinruifeng") (Note 9(2))	PRC February 23,2017	RMB	20,000,000	77.5%	Investment holding company

Beijing Ruihao Rongtong Real Estate Co., Ltd. ("Ruihao Rongtong")	PRC June 15, 2006	RMB	250,000,000	100%	Real estate development

Henan Xintuo Real Estate Co. Ltd.	PRC December 8,2020	RMB	20,000,000	100%	Real estate development

Zhengzhou Xinhe Real Estate Co., Ltd	PRC January 8,2020	RMB	50,000,000	80%	Real estate development

Zhengzhou Xinying Real Estate Co., Ltd.	PRC May 19,2020	RMB	30,000,000	100%	Real estate development

Zhengzhou Xinyuan Xinsheng Business Management Co. Ltd.	PRC November 2,2020	RMB	1,000,000	100%	Real estate development

Dalian Xinsheng Industrial Co., Ltd.	PRC December 16,2020	RMB	20,000,000	100%	Leasing management services

Guoxin Chuangxiang (Tianjin) Enterprise Management Consulting Partnership (Limited Partnership)	PRC January 2,2020	RMB	15,000,000	95.22%	Management consulting service

Guoxin Chuangzhi (Tianjin) Enterprise Management Consulting Partnership (Limited Partnership)	PRC June 23,2020	RMB	135,000,000	94.41%	Management consulting service

Chongqing Heavy Duty Vehicle Group Hong Property LLC Wulong Branch	PRC September 26, 2021	RMB	—	100%	Property management services

Henan Rongyao Catering Service Co., Ltd.	PRC September 23, 2021	RMB	1,000,000	51%	Catering services

Henan Xinzhixiang Electronic Technology Co., Ltd.	PRC May 20, 2020	RMB	5,000,000	100%	Electronic commerce

Zhengzhou Branch of Xinyuan Technology Service Group Co., Ltd.	PRC March 4, 2016	RMB	—	—	Property management services

Henan Xinyuan Property Service Co., Ltd.. Xincai Branch	PRC November 19, 2021	RMB	—	—	Property management services

Zhengzhou Shengxin Landscape Engineering Co., Ltd.	PRC November 10, 2021	RMB	10,000,000	51%	Property management services

Henan Xinyuan Property Service Co., Ltd.. Runan Branch	PRC March 18, 2021	RMB	—	—	Property management services

Dalian Branch of Xinyuan Technology Service Group Co., Ltd.	PRC August 3, 2018	RMB	—	—	Property management services

Guangzhou Yuesheng Commercial Service Co., Ltd.. Zhengzhou Branch	PRC March 30, 2021	RMB	—	—	Management consulting services

Henan Kai Dao real Estate Brokerage Co., Ltd.	PRC September 30, 2021	RMB	10,000,000	100%	Property management services

Shanghai Xinqiao Trading Co., Ltd.	PRC March 17, 2021	RMB	30,000,000	100%	Property management services

Hainan Xinyuan Heju Enterprise Management Consulting Service Co., Ltd.	PRC September 27, 2020	RMB	10,000,000	100%	Management consulting services

Jinan Xinyuan Commercial Management Co., Ltd.	PRC December 4, 2015	RMB	3,000,000	100%	Retail store

Guangzhou Xinyuan Commercial Management Co., Ltd.	PRC March 30, 2021	RMB	1,000,000	100%	Retail store

Henan Xinyuan Hongsheng Commercial Management Co., Ltd.	PRC May 6, 2021	RMB	1,000,000	100%	Retail store

Qingdao Huiju Zhihui City Industrial Development Co., Ltd. (2)	PRC June 7, 2016	RMB	2,000,000,000	100%	Real estate development

VIE:
Beijing Yuzhouyun Technology Development Center (Limited partnership)) and its subsidiary (“Yuzhouyun”) (Note 2(a))	PRC March 2, 2018	RMB	18,388,300	51%	Technical services

Beijing Ruizhuo Xihui Technology Development Centre Co., Ltd (Note 2(a))	PRC January 22,2017	RMB	10,000,000	1%	Technical services
(1)	In 2022, the Company acquired the remaining equity interest of Zhengzhou Hangmei Technology Development Co., Ltd. and Zhengzhou Hangmei Zhengxing Technology Co., Ltd..
(2)	Qingdao Huiju Zhihui City Industrial Development Co., Ltd. has been consolidated in the Group’s financial statements since the year of 2022.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

COVID-19

Beginning in December 2019, a novel strain of coronavirus, or COVID-19, resulted in prolonged mandatory quarantines, lockdown, closures of businesses and facilities and travel restrictions imposed by the Chinese government and many other countries around the world. The Chinese economy has been recovering steadily from the impact of COVID-19 since the second half of 2020, however, during 2021 and 2022, there were a considerable amount of new COVID-19 cases, including primarily the COVID-19 Omicron variant cases, in various cities in China. The Chinese local authorities had reinstated certain measures to keep COVID-19 in check, including travel restrictions and stay-at-home orders. Although China began to modify its COVID-19 control policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022, there remains substantial uncertainty about the future dynamic of the COVID-19 pandemic, which may have potential continuing impacts on subsequent periods, if the global pandemic and the resulting disruption were to extend over a prolonged period. The recurrence of COVID-19 in the China and continuance of the outbreak in other parts of the world, could adversely impact our company’s business operations or the business operations of our company’s customers and partners thus in turn having an adverse impact on our business, results of operations and financial condition. There remains substantial uncertainties about the dynamic of the COVID-19 pandemic, including, but not limited to, with respect to the logistics of distribution and the efficacy of any vaccine program or with respect to new strains or variants of the virus, which may have potential continuing impacts on subsequent periods if the pandemic and the resulting disruption were to extend over a prolonged period.

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

The carrying amounts and classifications of the assets and liabilities of Yuzhouyun are as follows:

	December 31,	December 31,
	2021	2022
	US$	US$
Current assets	346,637	174,470
Non-current assets	3,177,609	2,873,855
Total assets	3,524,246	3,048,325

Current liabilities	14,499,043	17,699,203
Non-current liabilities	13,645,560	10,337,995
Total liabilities	28,144,603	28,037,198

The financial performance and cash flows of Yuzhouyun are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2021	2022
	US$	US$
Revenue	1,703,972	244,130
Cost of revenue	(3,755,276)	(2,534,745)
Net loss	(8,794,606)	(2,539,202)
Net cash (used in)/provided by operating activities	(13,884,957)	2,671,405
Net cash used in investing activities	(14,799)	—
Net cash provided by/(used in) financing activities	13,108,128	(2,700,960)

As of December 31, 2021 and December 31, 2022, the current liabilities of Yuzhouyun included amounts due to subsidiaries of the Group amounting to US$10,473,436 and US$14,851,499, which were eliminated upon consolidation by the Company.

During the year ended December 31, 2021 and December 31, 2022, the revenue of Yuzhouyun included amounts that come from the Group amounting to US$779,795 and US$nil, which were eliminated upon consolidation by the Company.

Yuzhouyun contributed US$924,177 and US$244,130 of the Company’s consolidated revenues for the year ended December 31, 2021 and December 31, 2022, respectively.

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

The carrying amounts and classifications of the assets and liabilities of Ruizhuo Xihui are as follows:

	December 31,	December 31,
	2021	2022
	US$	US$
Current assets	2,748,904	2,621,527
Non-current assets	—	(10,806)
Total assets	2,748,904	2,610,721

Current liabilities	2,791,771	2,619,769
Total liabilities	2,791,771	2,619,769

The financial performance and cash flows of Ruizhuo Xihui are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2021	2022
	US$	US$
Revenue	451,176	235,890
Cost of revenue	(26,605)	(64,034)
Net income	367,929	31,287
Net cash provided by/(used in) operating activities	39,366	(13,900)
Net cash used in investing activities	—	—
Net cash used in financing activities	—	—

As of December 31, 2021 and December 31, 2022, the current liabilities of Ruizhuo Xihui included amounts due to subsidiaries of the Group amounting to US$nil and US$nil, respectively, the current assets of Ruizhuo Xihui included amounts due from subsidiaries of the Group of US$2,692,162 and US$2,511,562 which were eliminated upon consolidation by the Company.

Ruizhuo Xihui contributed US$451,176 and US$235,890 of the Company’s consolidated revenues for the year ended December 31, 2021 and December 31, 2022, respectively.

(b)          Going concern

As of December 31, 2022, the Group’s short-term bank loans and other debt, and current portion of long-term bank loans and other debt amounted to US$1,734.7 million.

As announced in the Form 6-K press release dated July 19, 2022, the Company has not made payments in full for its senior notes of RMB545.3 million (“defaulted senior notes”) issued on July 3 and August 6, 2020 with a maturity date on June 29, 2022. The Default also triggered cross-default of other senior notes issued by the Group with carrying amount of US$641.7 million.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

The Group also breached certain covenants relating to bank and other borrowings of US$624.9 million as at 31 December 2022. Other than that, up to the date of approval of these consolidated financial statements, the Group continues to be in breach of certain covenants and other lenders have not demanded for immediate repayment of other bank and other borrowings.

In addition, the Group is involved in other various litigation and arbitration cases for various reasons and the contingent compensation is subject to the court verdict. The Company anticipates that the market conditions in the real estate sector remain under pressure in 2023, and therefore, in the absence of a sharp recovery in the market and the availability of various financing options, the Company remains cautious about its liquidity in the near term. The above events or conditions indicate the existence of material uncertainty which cast substantial doubt on the Group’s ability to continue as a going concern.

In view of such circumstances, the Directors consider that the Group has taken various measures and will have adequate funds available to enable it to operate as a going concern, taking into account the past operating performance of the Group and the following:

(a)	The Group has been in negotiation with the noteholder to reach agreement on a debt restructuring plan.
(b)

In May 2023, the Group reached an agreement with corporate bondholders of RMB corporate bonds with carrying amount of RMB900 million as at 31 December 2022. Pursuant to the agreement, the repayment date of the corporate bond was extended to 30 July 2025;

(c)Up to the date of approval of the consolidated financial statements, the Group successfully extended the maturity date of long-term loans of the aggregate principal amount of US$20.8 million to no earlier than May 2024, alleviating the pressure on liquidity within a reasonable timeframe.

(d)

The Group is actively in discussions with the other existing lenders to renew the Group’s certain borrowings and/or not to demand immediate repayment until the Group has successfully completed the property construction projects and generated sufficient cash flows therefrom. These discussions have been constructive and focused on possible actions in light of current circumstances but do require time to formulate or implement due to ongoing changes in market conditions.

(e)

The Group will continue to implement measures to accelerate the pre-sales and sales of its properties under development and completed properties, and to speed up the collection of outstanding sales proceeds and other receivables. Recent relaxation of policies with regards to the property market in the PRC have been encouraging to increase buyer interests and stimulate demand. Subject to the improvement of the market sentiment, the Group will actively adjust sales and pre-sale activities to better respond to changing markets to achieve the latest budgeted sales and pre-sales volumes and amounts;

(f)

The Group will continue to control administrative costs and contain unnecessary capital expenditures to preserve liquidity. The Group will also continue to actively assess additional measures to further reduce discretionary spending;

(g)

The Group has been proactive in seeking ways to settle the outstanding litigations of the Group. The Group will seek to reach an amicable solution on the charges and payment terms to the claims and litigations which have not yet reached a definite outcome;

In the event forecast cash flow is not achieved or the renewal of borrowings and public senior notes do not undergo as planned, the directors of the Company have also evaluated other plans that could be undertaken to improve their liquidity position as follow:

1)	The Group could adjust their original sale plan for some residential properties and commercial buildings to an earlier stage in order to generate additional funds;

2)The Group will continue to seek to obtain additional new sources of financing from potential equity investment partners or to seek suitable opportunities to dispose of its equity interest in certain project development companies to generate additional cash inflows. The Group’s properties are predominantly located in higher tier cities that make them relatively more attractive to potential buyers and retain a higher value in current market conditions;

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(c)          Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment and finance lease, allowance for estimating the allowance for credit losses associated with accounts receivables, other receivables, contract assets, short-term investments and advances to suppliers, fair values of the purchase price allocation with respect to business combinations, progress towards the completion of the performance obligation, accounting for the share-based compensation, accounting for deferred income taxes, impairment of goodwill, impairment of real estate properties under development, real estate properties held for lease and long-term investments, provision necessary for contingent liabilities and estimating the incremental borrowing rate for operating lease liabilities. Management analyzed the forecasted cash flows for the twelve months from May 30, 2023, which indicates that the Group will have sufficient liquidity from cash flows generated by operations and existing credit facilities and therefore, there will be sufficient financial resources to settle borrowings and payables that will be due through end of May 2024. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

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

Cash includes cash on hand and demand deposits in accounts maintained with various state-owned and private banks within PRC, Hong Kong and United States. Total cash in banks (excluding restricted cash) at December 31, 2022 amounted to US$283,131,542 (December 31, 2021: US$426,399,881), of which the vast majority of deposits are not covered by insurance.

(g)          Restricted cash

The Group is required to maintain certain deposits with banks that provide mortgage loans to the Group’s customers in order to purchase residential units from the Group. These balances are subject to withdrawal restrictions and totaled US$8,311,763 as of December 31, 2022 (December 31, 2021: US$26,370,690). As of December 31, 2022, the Group held US$269,285,004 (December 31, 2021: US$220,596,486) in its restricted cash accounts, representing funds received from sales proceeds that are subject to withdrawal restrictions. The Group is also required to maintain certain deposits with banks and financial institutions that provide loans to the Group. As of December 31, 2022, the Group also held US$nil in its restricted cash accounts (December 31, 2021: US$4,626,943) as security for its short-term loans (Note 10).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

As of December 31, 2022, the Group held US$nil (December 31, 2021: US$41,877,755) in its bank accounts with withdrawal restriction for its long-term loans (Note 11).

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

For the year ended December 31, 2022, the Group recognized impairment loss of US$2,932,743 for real estate properties completed and under development (2020: US$9,641,537; 2021: US$1,347,050).

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Contract assets

The Group pays sales commission to its real estate sales agencies for each real estate sales contract. The Group has elected to apply the optional practical expedient for costs to obtain a contract which allows the Group to immediately expense sales commissions (included under selling and distribution expenses) when the amortization period of the asset that the Group otherwise would have used is one year or less. For incremental costs of obtaining real estate sales contracts that extend beyond a one-year period, the Group has no current contract assets as not expected to realise within one year, these incremental costs of obtaining real estate sales contracts are recognized as assets if the real estate sales are collectible and amortized as the Group transfers the control of the assets to customers. The Group recognized US$46.5 million and US$9.8 million of such costs in selling and distribution expense during the year ended December 31, 2021 and December 31, 2022. As of December 31, 2021 and 2022, there was no impairment losses on contract assets.

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

The following table presents the Group’s contract balances as of December 31, 2021 and 2022:

	December 31,	December 31,
	2021	2022
Contract assets	35,104,329	52,515,766
Customer deposits (Note 14)	1,162,430,468	1,280,517,005

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the receivables. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. Accounts receivable are written off after all collection efforts have ceased. As of December 31, 2022, there was US$5,103,017 (December 31, 2021: US$4,811,460) allowance for credit loss.

(k)          Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which the Group has business relationships.

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the receivables. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. As of December 31, 2022, there was US$14,137,430 (December 31, 2021: US$14,709,839) allowance for credit loss.

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

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of other deposits The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of other deposits and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. As of December 31, 2022, there was US$1,908,929 (December 31, 2021: US$1,908,929) allowance for credit loss.

(n)         Advances to suppliers

Advances to suppliers consist of balances paid to contractors and vendors for services and materials that have not been provided or received and generally relate to the development and construction of residential units in PRC. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if it is doubtful that the services and materials can be provided. As of December 31, 2021 and 2022, there was no allowance provided.

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

(p)         Notes payable and other payables

Notes payable represents short-term bank and commercial acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the notes. The Group has utilized notes payable to settle amounts owed to suppliers and contractors. The notes payable is non-interest bearing and is normally settled within six months. Notes payable was US$132,450,166 and US$87,127,684 as of December 31, 2021 and 2022, respectively.

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

As a result of the total interest costs capitalized during the period, the interest expense for the years ended December 31, 2020, 2021 and 2022 was as follows:

	2020	2021	2022
	US$	US$	US$
Amortization of issuance cost related to long-term debt	116,249	349,045	256,645
Interest expense of finance leases	31,286,261	45,561,734	29,660,708
Interest on borrowings	312,779,581	272,562,353	216,758,003
Total interest costs	344,182,091	318,473,132	246,675,356
Total interest costs capitalized	(214,694,686)	(135,074,360)	(88,666,945)
Interest expense, net	129,487,405	183,398,772	158,008,411

(u)         Retirement benefits

Regulations in PRC require the Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in PRC, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the years ended December 31, 2020, 2021 and 2022, the Group is obligated to contribute for each employee an amount equal to 40%, 39% and 32%, respectively, of last year’s average salary determined by the Social Welfare Bureau. For the year ended December 31, 2022, the Group recorded expense in the amount of US$14,643,127 (2020: US$11,781,673; 2021: US$20,710,982).

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

(z)          Advertising and promotion expenses

Advertising and promotion costs are expensed as incurred, or the first time the activity takes place, in accordance with ASC 720-35, Advertising Costs. For the year ended December 31, 2022, the Group recorded advertising and promotion expenses of US$19,164,227 (2020: US$41,972,661; 2021: US$40,262,333).

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

As of December 31, 2022, the Company recognized operating lease ROU assets of US$5.7 million (2021: US$3.1 million) and total lease liability US$7.1 million (2021: US$8.9 million), including current portion of US$3.8 million (2021: US$2.1 million) for operating lease and US$nil (2021: US$5.6 million) for finance lease.

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

On July 12, 2013, the Board of Directors unanimously authorized management to repurchase up to US$60 million of the Company’s shares from the approval date to July 5, 2015. On December 28, 2015, the Board of Directors unanimously authorized management to repurchase up to US$40 million of the Company’s shares from the approval date to the end of 2017. The Board of Directors reviews the Company’s share repurchase program periodically and to adjust the amount authorized for repurchase as necessary. On March 21, 2017, the Board of Directors unanimously authorized management to repurchase up to US$40 million of the Company’s shares from the approval date to the end of 2019. On August 14, 2018, the Board of Directors unanimously authorized management to repurchase up to US$50 million of the Company’s shares from the approval date to the end of 2019. On May 20, 2019, the Board of Directors unanimously authorized management to repurchase up to US$50 million of the Company’s shares from the approval date to the end of 2021. As of December 31, 2022, the Company had a balance of 54,977,586 (2021: 54,977,586) treasury shares amounting to US$116,061,577 (2021: US$116,061,577).

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

The excess of the fair value of purchase consideration over the fair values of identifiable assets acquired and liabilities assumed is recorded as goodwill. The Group reviews goodwill for impairment at least annually or more frequently if events or changes in circumstances would more likely than not reduce the fair value of our single reporting unit below its carrying value. Impairment losses on goodwill of US$1,481,006 (2021: US$4,355,469) and impairment loss on intangible assets of US$nil (2021: US$14,295,790) were recognized for the year ended December 31, 2022.

(ai)      Non-controlling interests

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

(aj)        Effect of change in estimate

Revisions in estimated gross profit margins related to estimated costs and revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2022, real estate development projects (Tianjin Spring Royal Palace I, Tianjin Spring Royal Palace II, Zhengzhou Hangmei International Wisdom City I, Beijing Tongzhou Liyuan, Xi’an Xinyuan Royal Palace), which recognized gross profit in 2021, had changes in their estimated gross profit margins. As these projects moved closer to completion during 2022, the Company adjusted its prior estimates related to selling prices and development costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share decreased by US$55.3 million (2020: decreased by US$94.5 million, 2021: decreased US$265.3 million,), US$41.5 million (2020: decreased US$70.9 million, 2021: decreased US$199.0 million), US$0.38 per share (2020: decreased by US$0.66 per share, 2021: decreased US$1.85 per share), and US$0.38 per share (2020: decreased by US$0.66 per share, 2021: decreased US$1.85 per share), respectively, for the year ended December 31, 2022.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(ak)         Share-based compensation

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

(al)         Segment Reporting

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

(am)         Recent Accounting Pronouncements

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification that reduce the likelihood that the disclosure requirements would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The adoption of this standard is not expected to have a significant impact on the Company.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. On May 15, 2019, the FASB issued ASU 2019-05, which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held - to - maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11. “Codification Improvements to Topic 326, Financial Instruments - Credit Losses.” ASU 2019-11 is an accounting pronouncement that amends ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The ASU 2019-11 amendment provides clarity and improves the codification as to ASU 2016-03. The pronouncement is effective concurrently with the adoption of ASU 2016-03. The pronouncement is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. In February 2020, the FASB issued ASU No. 2020-02, which provides clarifying guidance and minor updates to ASU No. 2016-13- Financial Instruments - Credit Loss (Topic 326) (“ASU 2016-13 “) and related to ASU No. 2016-02 Leases (Topic 842), ASU 2020-02 amends the effective date of ASU 2016-13, such that ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements and related disclosures. The adoption of this standard is not expected to have a significant impact on the Company.

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

The following summarizes the short-term investments measured at fair value at December 31, 2021 and 2022:

	December 31, 2021
	US$
	Fair		Unrealized
	value	Cost	loss in profit and loss
Level 1
Equity securities with readily determinable fair value	85,211,338	114,816,065	(29,604,727)
Total	85,211,338	114,816,065	(29,604,727)

	December 31, 2022
	US$
	Fair		Unrealized
	value	Cost	loss in profit and loss
Level 1
Equity securities with readily determinable fair value	11,049,675	13,793,189	(2,743,514)
Investment product with readily determinable fair value	943,254	3,099,771	(2,156,517)
Total	11,992,929	16,892,960	(4,900,031)

During the year ended December 31, 2022, US$66,775,423 (2021: US$598,630) net realized loss and US$4,900,031 (2021: US$29,604,727) unrealized loss are included in earnings.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

4.          Other receivables

As of December 31, 2021 and 2022, other receivables consisted of the followings:

	December 31,	December 31,
	2021	2022
	US$	US$
Henan Derun Real Estate Co. Ltd (“Henan Derun”)	154,038,237	142,448,841
Zhengzhou Yongzhi Jianxin Meiyu Private Equity Fund (“Zhengzhou Yongzhi”)	25,095,284	22,973,322
Due from contractors	20,298,040	17,253,823
Due from Zijin Royal Palace	44,750,333	45,163,449
Others	54,008,203	155,673,690
Total	298,190,097	383,513,125

In December 2019, the Group agreed to provide Henan Derun financing using the prepayment and charge interest of 18% per annum commencing from the date of prepayment made to Henan Derun. In March 2020, the Group entered into an agreement with Henan Derun pursuant to which the above receivables shall be settled by Henan Derun’s transfer of certain parcels of land properties to a project company 80% owned by the Group and the Group will assume the bank loans of Henan Derun aggregating to US$77.1 million which were pledged by such land properties. The Group evaluated the potential impairment and concluded that no impairment allowance is required because the estimated future undiscounted cash flow of the relevant land properties attributed to the Group exceeded the total amount of the above receivables and bank loans assumed by the Group. As of December 31, 2022, the prepayment is recorded as other receivables aggregating to US$142.4 million (2021: US$154.0 million).

In July 2020, the Company transferred Zhengzhou Modern City Shopping Mall originally held by the Company to a new subsidiary (“the Project Company”). The shopping mall was accounted for as property held for lease. In September 2020, the Company entered into a share purchase agreement with Zhengzhou Yongzhi to transfer its 98% equity interest in the Project Company for a consideration of US$122,607,243. As of December 31, 2021, Zhengzhou Yongzhi has paid US$98,085,794 to the Company and the change of business registration of the Project Company has been completed. According to the agreement, the remaining consideration of US$25,095,284 should be paid before September 27, 2021. The balance is now overdue. The directors of the Company are of the view that no credit loss is required for the balance because the underground property right has not been transferred to the new Project Company, and the fair value of the underground property as appraised by an external valuer exceeded the outstanding balance receivable from Zhengzhou Yonzhi.

5.         Real estate properties development completed and under development

The following summarizes the components of real estate properties development completed and under development at December 31, 2021 and 2022:

	December 31,	December 31,
	2021	2022
	US$	US$
Real estate properties development completed	500,875,235	830,840,167
Real estate properties under development	2,368,747,467	2,446,216,486
Total real estate properties development completed and under development	2,869,622,702	3,277,056,653

As of December 31, 2022, land use rights included in the real estate properties under development totaled US$1,729,523,333 (2021: US$1,544,418,492).

As of December 31, 2022, land use rights with an aggregate net book value of US$424,482,379 (2021: US$333,926,609) was pledged as collateral for certain bank loans and other debts.

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

	December 31,	December 31,
	2021	2022
	US$	US$
Elementary schools	3,345,332	3,062,464
Basement parking	9,122,951	6,899,693
Kindergartens	9,326,258	4,174,550
Parking facilities	95,414,729	74,803,844
Clubhouses	8,410,108	7,698,981
Shopping mall	282,353,261	258,828,780
Residential properties	88,786,540	73,295,345
Total costs	496,759,179	428,763,657
Accumulated depreciation	(56,458,807)	(55,295,790)
Real estate properties held for lease, net	440,300,371	373,467,867

The Group has shopping mall equipment with gross amounts of US$7,822,133 and US$nil acquired under finance lease as of December 31, 2021 and 2022, respectively.

Depreciation expense for real estate properties held for lease for the year ended December 31, 2022 amounted to US$7,709,696 (2021: US$8,237,055).

As of December 31, 2022, US$137,103,470 of real estate properties held for lease was pledged as collateral for certain bank loans and other debts (2021: US$174,811,201).

As of December 31, 2022, minimum future rental income on non-cancellable leases (none of which contains any contingent rental clauses), in the aggregate and for each of the five succeeding fiscal years and thereafter, is as follows:

Year	Amount
US$
2023	18,534,367
2024	18,968,284
2025	17,469,596
2026	16,761,194
2027 and thereafter	104,164,174
Total	175,897,614

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

7.         Property and equipment, net

Property and equipment consisted of the following:

	December 31,	December 31,
	2021	2022
	US$	US$
Corporate aircraft	40,361,413	36,948,606
Vehicles	4,795,223	4,235,388
Furniture and fixtures	10,879,140	8,958,370
Office buildings	19,343,707	17,708,077
Total	75,379,483	67,850,441
Accumulated depreciation	(39,853,550)	(39,019,330)
Property and equipment, net	35,525,933	28,831,111

On October 23, 2012, the Group acquired a corporate aircraft owned by Minsheng Financial Leasing Co. Ltd. (“Minsheng”) under a finance lease. The lease has an eight-year term and expires on September 15, 2021 with 32 quarterly lease payments of US$1,426,000. A deposit in the amount of US$6.7 million may be used as full and final payment to Minsheng to purchase the corporate aircraft. On June 15, 2020, the Group terminated the previous agreement and signed a new leaseback agreement with Minsheng. The leaseback has a three-year term and expires on July 14, 2023 with 12 quarterly lease payment of US$1,105,274.

Depreciation expense for property and equipment for the year ended December 31, 2022 amounted to US$3,787,564 (2020: US$4,696,140; 2021: US$4,839,442).

Accumulated depreciation for property and equipment as of December 31, 2022 amounted to US$39,019,330 (2020: US$37,125,590; 2021: US$39,853,550).

8.         Long-term investments

As of December 31, 2021 and 2022, the long-term investments consisted of the following:

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

			December 31,
	Initial Cost	Ownership	2022
	US$		US$
Nonmarketable equity securities
Zhengzhou Lianhe Real Estate Co., Ltd.	241,648	1.85%	287,167
Zhengzhou Taike Real Estate Co., Ltd.	738,073	3.75%	—
Equity method investees
Qingdao Huiju Zhihui City Industrial Development Co., Ltd.	523,459,957	49%	—
Madison Developments Limited.	19,095,969	50%	—
Wuhu Penghong Investment Center (Limited Partnership)	61,998,960	n/a	26,784,584
Suzhou Rongjingchen Real Estate Co., Ltd	42,041,464	24%	19,078,393
Others	68,076,387	n/a	46,323,185
Total			92,473,329

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

The Group initiated various legal actions against Beijing Huiju for, inter alia, (i) the transfer of the remaining 21% equity interest in Qingdao Huiju to the Group and appointment of directors into the board of Qingdao Huiju, (ii) refund of unauthorized transfer of cash of US$98.7 million from Qingdao Huiju to Beijing Huiju, and (iii) return of business license and official seals of Qingdao Huiju to Qingdao Huiju. In March 2019, PRC local court held that Beijing Huiju shall refund the unauthorized cash transferred to Beijing Huiju to Qingdao Huiju and has frozen the cash of US$98.7 million in Beijing Huiju’s bank account. In January 2020, local PRC court held that Beijing Huiju shall return the business license and official seals of Qingdao Huiju to Qingdao Huiju. On June 15, 2021, the PRC local court issued a final verdict that Beijing Huiju shall refund the unauthorized cash of US$98.7 million. In January 2022, the China International Economic and Trade Arbitration Commission, or CIETAC, ruled that Beijing Huiju shall transfer the remaining 21% equity interest in Qingdao Huiju to the Group, that Beijing Huiju shall coordinate in completing the equity transfer registration formalities and confirmed that the Group has the right to appoint three directors onto the board of Qingdao Huiju. Based on independent legal advice and after due and careful enquiry, the directors of the Company are of the view that the above events shall have not any material adverse effect on the Group’s investment in and receivables from Qingdao Huiju.

In 2022, the enforcement status of the above award/judgements is that, (i) the change of equity registration formalities to has been completed by Beijing Huiju within the prescribed period provided by the CIETAC; (ii) Qingdao Huiju has received the refund of US$98.7 million transferred by Beijing Huiju; and (3) Qingdao Huiju has collected the returned business license and official seals of Qingdao Huiju. Therefore, Qingdao Huiju has been consolidated in the Group’s financial statements since the year of 2022.

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

As of December 31, 2022, the Group’s investment in the investees in the aggregate exceeded its proportionate share of the net assets of the equity method investees by nil (2021: nil). This difference, if any, represents equity method goodwill and therefore, is not amortized. For the year ended December 31, 2022, the Group recognized its share of loss from its equity method investments of US$26,167,050 (2020: income of US$17,028,301; 2021: loss of US$23,345,765). As of December 31, 2021 and 2022, there was no material impairment related to these investments.

Summarized combined financial information of the equity method investees is as follows:

December 31,
2022
US$
(in thousands)
Current assets	948,517
Non-current assets	66,394
Current liabilities	529,077
Non-current liabilities	327,947
Non-controlling interest	1,379
Gross revenue	390,785
Gross profit	52,508
Loss from continuing operations	(12,922)
Net loss	(25,665)
Net loss attributable to the Company	(26,167)

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

There were no significant acquisitions of subsidiaries for the year ended December 31, 2021 and 2022.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

10.         Short-term bank loans and other debt

Short-term bank loans and other debt represent amounts due to various banks and financial institutions that are due on the dates indicated below. Short-term bank loans and other debt at December 31, 2021 and 2022 consisted of the following:

	December 31,	December 31,
	2021	2022
	US$	US$
Loan from Hua Xia Bank Co., Ltd.
Due July 10, 2022 at 7.00% per annum	4,391,675	4,020,331
Due June 11, 2022 at 7.00% per annum	12,547,642	11,486,661
Due March 30, 2022 at 8.00% per annum	6,273,821	5,743,331

Loan from Shenzhen Zhong’an Finance Leasing Co.,Ltd. at 5.89% per annum	1,568,455	—

Loan from Everbright Bank
Due October 19, 2022 at 8.00% per annum	4,705,366	4,278,781

Loan from Henan Zhongyuan Microfinance Co., Ltd
Due July 29, 2022, at 11.00% per annum	4,705,366	4,235,706

Loan from Beijing Zhongjin Chengkai Microfinance Co., Ltd
Due April 29, 2022, at 15.60% per annum	1,239,080	—

Loan from Huaxia Pawnshop Co., Ltd
Due June 9, 2022 at 30.00% per annum	326,239	—

Loan fromTianjin Guotou Rongshun Microfinance Co., Ltd
Due September 26, 2022 at 9.60% per annum	964,600	—

Loan from Beijing Dingcheng Pawnshop Co., Ltd
Due March 9, 2022 at 19.20% per annum	1,882,146	1,579,416

Loan from Bohai Bank Xi'an Branch
Due September 2, 2022 at 7.80% per annum	1,568,455	—

Loan from Luso International Banking Ltd
Due January 19, 2022, at 3.90% per annum	2,130,000	—
Due February 5, 2022, at 3.90% per annum	2,270,000	—

Loan from Bank of Zhengzhou
Due March 28, 2022, at 6.50% per annum	54,895,932	50,254,143

Total short-term bank loans and other debt	99,468,777	81,598,369

As of December 31, 2022, US$81,598,369 of the Group’s short-term bank loans and other debt was denominated in RMB and were mainly secured by the Group’s real estate properties development completed with net book value of US$74,341,513 (2021: US$87,535,195), land use right of US$17,643,325 (2021: US$19,272,974), real estate properties held for lease with net book value of US$17,517,158 (2021: US$19,135,154), and property and equipment with net book value of US$8,612,681 (2021: US$9,408,203). As of December 31, 2022, no short-term bank loans and other debt was demoninated in U.S. dollar. As of December 31, 2021, US$4,400,000 of the Group’s short-term bank loans and other debt was denominated in U.S. dollar and secured by restricted cash of US$4,626,943.

The weighted average interest rate on short-term bank loans and other debt as of December 31, 2022 was 7.26% (2021: 7.32%).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

11.         Long-term bank loans

Long-term bank loans as of December 31, 2021 and 2022 analyzed by final installment maturity dates consisted of the following:

	December 31,	December 31,
	2021	2022
	US$	US$
Loan from ICBC
Due July 23, 2022, at 4.75% per annum	260,364	—
Due April 13, 2022, at 9.80% per annum	13,068,369	—
Due April 13, 2022, at 9.80% per annum	6,507,393	—
Due April 13, 2022, at 9.80% per annum	6,535,753	—
Due December 22, 2023, at 4.75% per annum	—	11,927,462
Due December 22, 2023, at 4.75% per annum	—	5,921,257
Due December 22, 2023, at 4.75% per annum	—	5,911,323
	26,371,879	23,760,042

Loan from Bank of China
Due March 19, 2022 at 5.225% per annum	16,782,471	14,358,326
Due October 31, 2022 at 4.75% per annum	7,826,592	6,446,889
	24,609,063	20,805,215

Loan from Ping An Bank Co., Ltd.
Due March 18, 2022, at 6.5075% per annum	20,766,347	18,522,241
	20,766,347	18,522,241

Loan from Bank of Minsheng
Due May 30, 2031, at 8.5% per annum	57,954,421	49,249,060
Due March 16, 2023 at 7.6% per annum	204,165,817	186,902,335
Due January 14, 2024 at 6.65% per annum	59,601,299	31,763,490
	321,721,537	267,914,884

Loan from Bank of Hengfeng
Due August 23, 2023 at 8.25% per annum	93,009,396	—

Loan from Bank of Zhengzhou Co., Ltd
Due March 26, 2022, at 7.000075% per annum	56,307,543	51,546,392
Due August 11, 2023 at 6.5% per annum	117,634,142	107,687,448
	173,941,685	159,233,840

Loan from Xiamen International Bank Co., Ltd
Due February 20, 2023, at 10.00% per annum	9,410,731	7,179,163
Due April 30, 2023, at 6.80% per annum	4,234,829	3,158,832
	13,645,560	10,337,995

Loan from Bank of Guangzhou Co., Ltd
Due September 3, 2024, at 7.30% per annum	106,759,164	89,999,679

Loan from Luso International Banking Ltd
Due March 12, 2023, at 3.50% per annum	19,236,000	—
Due March 29, 2023, at 3.50% per annum	1,859,480	—
Due April 12, 2023, at 3.50% per annum	17,376,520	—
	38,472,000	—

Total	819,296,631	590,573,895
Less: current portion of long-term bank loans	(325,219,756)	(443,970,822)
Total long-term bank loans	494,076,875	146,603,073

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

As of December 31, 2022, the contractual maturities of these loans are as follows:

Year	Amount
US$
2023	443,970,822
2024	106,112,592
2025	4,953,623
2026	5,384,372
2027 and thereafter	30,152,486
Less: current portion of long-term bank loans	(443,970,822)
Total: long-term bank loans	146,603,073

As of December 31, 2022, US$590,573,895 of the Group’s long term bank loans was denominated in RMB and were mainly secured by the Group’s real estate properties under development with net book value of US$176,282,157 (2021: US$283,626,547), land use rights with net book value of US$243,629,315 (2021: US$270,020,262), the Group’s real estate properties held for lease with net book value of US$119,586,312 (2021: US$135,459,260), and the property and equipment with net book value of US$9,148,641 (2021: US$9,993,667). As of December 31, 2022, no long term bank loans was denominated in U.S. dollar. As of December 31, 2021, US$38,472,000 of the Group’s long term bank loans was denominated in U.S. dollar and secured by restricted cash of US$41,877,755.

The interest rates of these bank loans are adjustable based on the range of 100% to 211% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of December 31, 2022 was 7.46% (2021: 7.24%).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

12.         Other long-term debt

As of December 31, 2021 and 2022, other long-term debt analyzed by final installment maturity dates consisted of the following:

	December 31,	December 31,
	2021	2022
	US$	US$
Senior notes
June 2022 Senior notes due on June 29, 2022 at 12.00% per annum	78,997,031	79,646,560
September 2023 Senior notes due on September 17, 2023 at 14.50% per annum	253,096,367	249,723,695
October 2023 notes due on October 15, 2023 at 14.20% per annum	132,576,797	131,475,779
January 2024 notes due on January 25, 2024 at 14.00% per annum	262,064,363	260,540,750

Corporate bonds
Due November 13, 2025 at 8.35% per annum	27,747,400	25,257,603
Due Januray 4, 2026 at 8.35% per annum	15,347,334	14,049,622

Loan from Ping An Trust Co., Ltd
Due May 31. 2022 at 12.80% per annum	35,603,934	20,898,544

Loan from China Huarong Asset Management Co., Ltd
Due April 20, 2022 at 12.00% per annum	42,348,291	32,880,567
Due November 27, 2022 at 12.00% per annum	20,857,318	19,093,702

Loan from Chang An International Trust Co., Ltd
Due December 10, 2023 at 9.00% per annum	169,393,164	155,069,925

Loan from Min Sheng Finance Lease Co., Ltd
Due July 15, 2023 at 5.85% per annum	6,452,550	4,842,975

Loan from Daye Trust Co., Ltd
Due August 31, 2022 at 11.50% per annum	94,107,314	86,149,958
Due October 16, 2022 at 14.50% per annum	34,506,015	28,716,653

Loan from Hubei Tian Qian Asset Management Co., Ltd
Due July 14, 2022 at 13.00% per annum	35,989,774	22,973,322

Loan from China Minsheng Trust Co., Ltd
Due January 22, 2023 at 10.00% per annum	15,684,552	—

Loan from Qingdao Xifa Commercial Factoring Co., Ltd
Due June 20,2023 at 9.00% per annum	—	43,074,979

Loan from Qingdao Haifa Finance Leasing Co., Ltd
Due January 24,2024 at 9.00% per annum	—	1,952,732

Loan from Qingdao West Coast Small Loan Co., Ltd
Due January 24,2024 at 9.00% per annum	—	4,307,498

Loan from Qingdao Rongfu Huijin Asset Management Co., Ltd
Due May 20,2024 at 9.00% per annum	—	35,895,816

Loan from Zhengzhou Jinshui Construction Comprehensive Development General Company
Due August 30,2025 at 2.80% to 3.00% per annum	—	7,753,496

Loan from China Development Bank Henan Branch
Due August 30,2025 at 2.80% to 7.00% per annum	—	85,575,625

Loan from Dalian Lvshunkou District State-owned Capital Investment and Operation Group Co., Ltd
Due August 30,2025 at 2.80% to 3.20% per annum	—	143,583

Loan from Kent EB-5 LLC
Due January 23, 2022 at 5.95% per annum	41,928,898	—

Loan from 135-35 NORTHERN BLVD 1&2 LLC
Due May 1, 2021 at 8.5% per annum	30,000,000	—

Loan from Ares Management
Due January 12, 2024 at 10.05% per annum	120,000,000	82,144,392

Loan from Kriss Capital LLC
Due April 4, 2023 at 7.50% per annum	—	36,137,739

Loan from Mezzanine Loan
Due October 4, 2023 at 10.30% per annum	—	5,500,000

Loan from Mezzanine Loan
Due October 4, 2023 at 10.30% per annum	—	34,425,000

Total principal of other long-term debt	1,416,701,102	1,468,230,517
Less: current portion of other long-term debt	(1,141,600,901)	(1,209,149,107)
Total other long-term debt	275,100,201	259,081,410

The June 2022, September 2023, October 2023 and January 2024 Senior Secured Notes are senior secured pari passu obligations of the Company.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

As of December 31, 2022, the contractual maturities of these debts are as follows:

Year	Amount
US$
2023	1,209,149,107
2024	203,088,187
2025	55,993,223
2026	—
2027 and thereafter	—
Less: current portion of other long term debt	(1,209,149,107)
Total: Other long-term debt	259,081,410

The Company did not made payments in full for June 2022 Senior Secured Notes of RMB545.3 million at maturity on June 29, 2022. The default in repayment triggered the default term of other senior notes. As a result, other long-term debt of US$260,540,750 (2021: US$394,641,160) was reclassified from non-current liability to current liability as of December 31, 2022.

As of December 31, 2022, US$588,636,603 of the Group’s other long-term debt was denominated in RMB and mainly secured by the Group’s real estate properties under development with net book value of US$336,107,945 (2021: US$129,857,246), land use rights with net book value of US$145,339,253 (2021: US$44,633,373), real estate properties held for lease with net book value of US$107,905,636 (2021: US$20,216,787), real estate properties development completed with net book value of US$54,777,898 (2021: US$2,890,943), and property and equipment with net book value of US$14,060,566 (2021: US$18,050,265). As of December 31, 2022, US$879,593,915 of the Group’s other long-term debt, mainly consisted of the Senior Secured Notes, was denominated in U.S. dollar.

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

From January 1, 2022 to December 31, 2022, the Company redeemed the September 2023 Senior Secured Notes for a total principal amount of US$3.5 million.

January 2024 Senior Secured Notes

On January 25, 2021 and February 9, 2021, the Company issued a collective aggregate principal amount of US$270 million of the January 2024 Senior Secured Notes. The January 2024 Senior Secured Notes bear interest at 14.0% per annum payable semi-annually. Interest will be payable on July 25 and January 25 of each year, commencing July 25, 2021. The January 2024 Senior Secured Notes have a three years term maturing on January 25, 2024.

The effective interest rate of January 2024 Senior Secured Notes is 14.49%.

The January 2024 Senior Secured Notes were issued pursuant to an indenture, dated January 25, 2021, between the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “January 2024 Indenture”). The Company’s obligations under the January 2024 Indenture and the January 2024 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the January 2024 Indenture. The Company’s obligations under the January 2024 Indenture and the January 2024 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd.

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

The January 2024 Indenture, contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the January 2024 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the January 2024 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the January 2024 Indenture) of 2.0 to 1.0.

From January 1, 2021 to December 31, 2021, the Company redeemed the January 2024 Senior Secured Notes for a total principal amount of US$5.5 million.

From January 1, 2022 to December 31, 2022, the Company redeemed the January 2024 Senior Secured Notes for a total principal amount of US$4.82 million.

October 2023 Senior Secured Notes

On October 15, 2021, eligible holders of the October 2021 Notes in the aggregate principal amount of US$207.68 million exchanged their notes and the Company delivered the October 2023 Senior Secured Notes in the aggregate principal amount of US$205.4 million due on October 15, 2023 and US$19.1 million in cash consideration in full satisfaction of the exchange consideration to those eligible holders. The October 2023 Senior Secured Notes bear interest at 14.2% per annum payable semi-annually. Interest will be payable on April 15 and October 15 of each year, commencing April 15, 2022. The October 2023 Senior Secured Notes have a two years term maturing on October 15, 2023.

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

The October 2023 Indenture, contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the October 2023 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the October 2023 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the October 2023 Indenture) of 2.0 to 1.0.

From January 1, 2021 to December 31, 2021, the Company redeemed the October 2023 Senior Secured Notes for a total principal amount of US$66.1 million.

From January 1, 2022 to December 31, 2022, the Company redeemed the October 2023 Senior Secured Notes for a total principal amount of US$2.5 million.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

From November 19, 2018 to November 30, 2018, the Company redeemed the First Tranche Bonds for a total principal amount of RMB0.6 billion (US$87 million). The Company recognized loss on extinguishment of debt amounting to US$6,518,487, consisting of both the debt redemption price amounting to US$6,509,574 and unamortized deferred debt issuance costs amounting to US$8,913.

From August 14, 2019 to November 12, 2019, the Company redeemed the First Tranche Bonds for a total principal amount of RMB0.4 billion (US$57 million). The Company recognized loss on extinguishment of debt amounting to US$1,484, consisting of both the debt redemption price amounting to US$175 and unamortized deferred debt issuance costs amounting to US$1,659.

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

On August 15, 2019, the Company redeemed the New Tranche for a total principal amount of RMB0.45 billion (US$64 million).

On March 20, 2018, the Company redeemed the 2017 Tranche for a total principal amount of RMB0.5 billion (US$73 million). The Company recognized loss on extinguishment of debt amounting to US$3,782,353, consisting of both the debt redemption price amounting to US$3,494,557 and unamortized deferred debt issuance costs amounting to US$287,796.

On April 7, 2019, the Company redeemed the remaining amount of RMB0.63 billion (US$90 million) 2017 Tranche, recognizing loss on extinguishment of debt amounting to US$1,535,132 in 2019, consisting of the debt redemption price amounting to US$1,535,132.

On September 20, 2018, Xinyuan China issued a new tranche of onshore corporate bonds with an aggregate principal amount of RMB600 million (US$87 million) due on September 21, 2020 (the “2018 Tranche”) at a coupon rate of 8.5% per annum payable annually. Interest is payable on September 21 of each year, commencing September 21, 2019. The above tranches of onshore corporate bonds were issued at par.

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

From February 15, 2020 to November 30, 2020, the Company redeemed the remaining amount of the 2018 Tranche for a total principal amount of RMB124 million (US$18 million). The Company recognized gain on extinguishment of debt amounting to US$132,897, consisting of both the debt redemption price amounting to US$164,060 and unamortized deferred debt issuance costs amounting to US$296,957.

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

From February 15, 2020 to November 30, 2020, the Company redeemed the remaining amount of the 2019 Tranche for a total principal amount of RMB9 million (US$1.3 million). The Company recognized loss on extinguishment of debt amounting to US$303,532, consisting of both the debt redemption price amounting to US$165,243 and unamortized deferred debt issuance costs amounting to US$138,289.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

On April 1, 2019, Xinyuan (China) Real Estate, Ltd. issued another new tranche of the onshore corporate bonds with an aggregate principal amount of RMB980 million (US$146 million) due on April 1, 2024 (the “2019 First Tranche Bonds”) at a coupon rate of 8.4% per annum payable annually. Interest is payable on April 1 of each year, commencing April 1, 2020.

From April 1, 2019 to June 21, 2019, the Company redeemed the 2019 First Tranche Bonds for a total principal amount of RMB637 million (US$91 million). The Company recognized loss on extinguishment of debt amounting to US$3,977,493 in 2019, consisting of both the debt redemption price amounting to US$3,494,668 and unamortized deferred debt issuance costs amounting to US$482,825.

From February 15, 2020 to November 30, 2020, the Company redeemed the remaining amount of the 2019 First Tranche Bonds for a total principal amount of RMB343 million (US$49 million). The Company recognized loss on extinguishment of debt amounting to US$423,011, consisting of both the debt redemption price amounting to US$72,640 and unamortized deferred debt issuance costs amounting to US$350,371.

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

From January 1, 2022 to December 31, 2022, the Company did not made redemption for the 2020 Tranche.

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

From January 1, 2022 to December 31, 2022, the Company did not made redemption for the 2021 Tranche.

13.         Leases

Lessee

The Group has operating and finance leases, which primarily consist of office space and equipment. The Group’s leases include options to extend the lease term. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Group has operating leases for office and dormitories in the United States and China. The leases have remaining lease terms of up to 2 years.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Leases recorded on the consolidated balance sheets are summarized as follows:

	December 31,	December 31,
	2021	2022
	US$	US$
Lease Assets
Finance lease assets
Property and equipment, net	18,050,265	—
Real estate properties held for lease, net	7,542,875	—
Total	25,593,140	—
Operating lease ROU assets	3,147,381	5,707,986

Lease Liabilities
Current
Current portion of finance lease	5,557,782	—
Current portion of operating lease	2,061,541	3,780,853
Total	7,619,323	3,780,853
Non-current
Finance lease, net of current portion	—	—
Operating lease, net of current portion	1,286,250	3,310,116
Total	1,286,250	3,310,116

The components of lease expenses recognized are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2021	2022
	US$	US$
Operating lease cost:
Operating lease cost	5,384,851	3,497,729
Short-term lease cost	2,612,901	710,161
Finance lease cost:
Amortization of finance lease assets	2,690,976	—
Interest on the lease liabilities	501,037	69,672

Total lease cost	11,189,765	4,277,562

Supplemental cash flow information related to leases was as follows:

	Year ended	Year ended
	December 31,	December 31,
	2021	2022
	US$	US$
Operating cash flows for operating leases	4,485,361	3,996,599
Operating cash flows for finance leases	16,222	—
Financing cash flows for finance leases	1,369,861	—

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Maturities of lease liabilities are as follows:

	December 31,
	2022
	Finance Leases	Operating Leases
	US$	US$
Year ending December 31, 2023	—	3,776,934
Year ending December 31, 2024	—	3,555,049
Year ending December 31, 2025	—	296,254
Year ending December 31, 2026	—	—
Total lease payments	—	7,628,236
Less: imputed interest	—	(537,267)
Present value of lease liabilities	—	7,090,969

Other supplemental information related to lease terms and discount rates are summarized below:

	December 31,	December 31,
	2021	2022
Weighted-average remaining lease term (years)
Operating leases	1.69	2.03
Finance leases	0.72	—
Weighted-average discount rate
Operating leases	6.61%	7.42%
Finance leases	6.95%	—

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

	December 31,	December 31,
	2021	2022
	US$	US$
Advances for real estate properties	2,372,468,138	1,866,575,083
Add: increase in revenue recognized in excess of amounts received from customers	26,302,454	—
Less: recognized as progress billings	(1,236,340,124)	(586,058,078)
Customer deposits (Note 2(i))	1,162,430,468	1,280,517,005

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

Income before income tax expense consist of:

	Year ended December 31,
	2020	2021	2022
	US$	US$	US$
PRC	162,967,377	(274,761,993)	(33,822,942)
Non-PRC	(95,392,067)	(145,780,649)	(215,618,321)
Total	67,575,310	(420,542,642)	(249,441,263)

Income tax expense for the years ended December 31, 2020, 2021 and 2022 is summarized as follows:

	Year ended December 31,
	2020	2021	2022
	US$	US$	US$
Current:
CIT tax (benefit)/expense	(21,471,662)	15,227,110	42,948,974
Land Appreciation Tax (“LAT”) expense	90,907,634	39,101,310	26,862,350
Deferred tax expense/(benefit)	65,623,218	(61,608,948)	(60,569,862)
Income tax expense/(benefit)	135,059,190	(7,280,528)	9,241,462

The Group’s income tax expense differs from the tax expense computed by applying PRC statutory CIT rate of 25% for the years ended December 31, 2020, 2021 and 2022 as follows:

	Year ended December 31,
	2020	2021	2022
	US$	US$	US$
CIT at rate of 25%	16,893,828	(105,135,661)	(62,360,316)
Tax effect of non-taxable income	—	(3,729,808)	(20,815,682)
Tax effect of non-deductible expenses	18,115,751	55,981,806	8,849,339
LAT expense	90,907,634	39,101,310	26,862,350
CIT benefit of LAT	(22,726,908)	(9,775,327)	(6,715,587)
Changes in valuation allowance	5,463,801	13,925,825	31,860,999
International rate differences	15,736,526	14,983,887	42,918,080
Dividend and interest withholding taxes	13,132,901	(17,148,376)	889,259
Adjustment of estimated income tax accruals	(2,850,373)	3,085,497	(8,220,977)
Others	386,030	1,430,320	(4,026,003)
Income tax expense/(benefit)	135,059,190	(7,280,528)	9,241,462

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(b)         Unrecognized tax benefit

The following table summarizes the activities related to the Group’s unrecognized tax benefits:

	2020	2021	2022
	US$	US$	US$
Balance at January 1	73,605,084	101,198,970	130,560,908
Additions for tax positions of current year	26,350,344	29,025,853	6,295,454
Reclassification from prior year tax payable	14,361,802	—	—
Reductions for tax positions of prior years	(13,118,260)	—	—
Movement in current year due to foreign exchange rate fluctuation	—	336,085	(1,294,287)
Balance at December 31	101,198,970	130,560,908	135,562,075

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

The movement in the liability for unrecognized tax benefits in 2022 included an amount of US$10,042,468 and write off related late payment interest of US$4,304,458, which were due to deemed interest income from subsidiaries of the Company during the year, related late payment interests of US$557,444, which were due to an uncertain tax position in respect of an investment loss deduction claimed in the 2018 tax return filed in 2019.

As of December 31, 2021 and 2022, unrecognized tax benefits of US$13,678,371 and US$13,279,620, respectively, if ultimately recognized, will impact the effective tax rate. The Group anticipates new unrecognized tax benefits, related to tax positions similar to those giving rise to its existing unrecognized tax benefits, to originate after December 31, 2022. It is possible that the amount of uncertain tax positions will change in the next twelve months, however, an estimate of the range of the possible outcomes cannot be made at this time.

The Group’s income tax returns for fiscal year 2009 through fiscal year 2022 remain open to potential examination. In addition, local tax authorities may exercise broad discretion in applying the tax law, thus potentially exposing the subsidiaries to audits of tax years outside the general statute of limitations.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(d)         Deferred tax

The tax effects of temporary differences that give rise to the Group’s deferred tax assets and liabilities as of December 31, 2021 and 2022 are as follows:

	December 31,	December 31,
	2021	2022
	US$	US$
Deferred tax assets:
Tax loss carried forward	84,046,761	94,579,348
Accruals and provisions	122,633,112	122,380,636
Capitalized expenses	77,494,494	78,506,854
Revenue recognition at a point in time less tax paid under deemed profit method	27,312,910	(28,086,617)
Revenue recognition of real estate lease income on a straight-line basis	7,144,670	322,923
Deemed interest expense	105,354,177	115,181,923
Operating lease liability	836,948	1,772,742
Less: Valuation allowance	(24,633,671)	(18,168,615)
Total deferred tax assets, net of valuation allowance	400,189,401	366,489,194
Deferred tax liabilities:
Revenue recognition over time	(192,007,773)	(149,855,853)
Taxable temporary differences arising from asset acquisitions	(202,527,316)	(294,617,076)
Dividend and interest withholding taxes	(45,159,004)	(46,048,264)
Operating lease right-of-use assets	(786,845)	(1,426,996)
Total deferred tax liabilities	(440,480,938)	(491,948,189)

Certain of the Company’s PRC subsidiaries have PRC tax net operating loss carry forwards of US$361.6 million (2021: US$314.3 million) which will expire in one to ten years, if unutilized. Losses incurred in the U.S. amounting to US$10.3 million (2021: US$10.3 million) can be carried forward for 20 years, and US$11.2 million (2021: US$11.2 million) have an indefinite carryforward period.

During 2021 and 2022, the Company has considered its operational funding needs, future development initiatives and its dividend distribution plan and is permanently reinvesting all but US$451.6 million and US$459.5 million of its PRC subsidiaries earnings as at December 31, 2021 and 2022 respectively. Accordingly, the Company accrued deferred income tax liabilities of US$45.2 million and US$45.9 million for the withholding tax liability associated with the distribution of retained earnings that are not permanently reinvested as at December 31, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the total amount of undistributed earnings from the Company’s PRC subsidiaries that are considered to be permanently reinvested were nil, and the related unrecognized deferred tax liabilities were approximately nil. The Company’s remaining subsidiaries do not have retained earnings for all the periods presented.

In assessing the ability to realize the deferred tax assets, the Group has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Accordingly, the Group recorded valuation allowances amounting US$24,633,671 and US$18,168,615 as of December 31, 2021 and 2022, respectively.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

16.         Share-based compensation

As of December 31, 2022, the Company primarily has four share-based compensation plans under which awards may be granted to both employees and non-employees, namely, the 2007 Long Term Incentive Plan (the “2007 Plan”), 2015 Long Term Incentive Plan (the “2015 Plan”), 2014 Restricted Stock Unit Plan (the “2014 RSU Plan”) and 2020 Restricted Stock Unit Plan (the “2020 RSU Plan”). On January 31, 2019, Xinyuan Property Management Service (Cayman) Ltd., a subsidiary of the Company, approved a restricted share award scheme (the “Scheme”). On September 28, 2019, the Company approved the employee stock option plan of Xinchuang Technology Co. Ltd. (“Xinchuang Technology”). Compensation cost of US$568,047 (2020: US$4,511,190; 2021: US$3,413,610) was recorded in general and administrative expenses with a corresponding credit to additional paid-in capital in the year ended December 31, 2022. The compensation cost is primarily regarded as a permanent difference for income tax purposes as relevant equity awards were mainly granted by the Company and a subsidiary, which are registered in the Cayman Islands, a tax-free jurisdiction. Hence, no tax benefit was recognized upon the recognition of compensation cost. The Company has a policy of using authorized shares in the existing pool to satisfy any future exercise of share options and shares repurchased held by a third party trustee to satisfy the RSUs granted under the 2014 RSU Plan and 2020 RSU plan.

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

No options were granted during the years ended December 31, 2021 and 2022, for 2007 Plan and 2015 Plan.

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

Share Option Activity

As of January 1, 2021, all options granted under 2007 Plan were fully vested. The following table is a summary of the Company’s share option activity under the 2007 Plan (in US$, except options):

		Weighted	Weighted
		Average	Remaining
	Number of	Exercise	Contractual	Aggregate
Options Under the 2007 Plan	Options	Price	Life (Years)	Intrinsic Value

Outstanding, January 1, 2022
1.64 (exercise price)	100,000	1.64	0.87	—
1.21 (exercise price)	39,400	1.21	2.50	—

Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	100,000	1.64	—	—
Outstanding and Exercisable, December 31, 2022
1.21 (exercise price)	39,400	1.21	1.50	—

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$0.20 per common share as of December 31, 2022 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2022. As of December 31, 2022, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees, under the 2007 Plan. Total fair value of options vested was nil during the year ended December 31, 2020, 2021 and 2022, respectively.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

As of January 1, 2021, all options granted under 2015 Plan were fully vested, with no option exercised or forfeited during 2022. There were no new options granted during the year ended December 31, 2022. The following table is a summary of the Company’s share option activity under the 2015 Plan (in US$, except options):

		Weighted	Weighted
		Average	Remaining
	Number of	Exercise	Contractual	Aggregate
Options Under the 2015 Plan	Options	Price	Life (Years)	Intrinsic Value

Outstanding, January 1, 2022
1.71(exercise price)	2,796,734	1.71	3.50	—
Outstanding and Exercisable, December 31, 2022
1.71(exercise price)	2,796,734	1.71	2.50	—

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$0.20 per common share as of December 31, 2022 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2022. As of December 31, 2022, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees, under the 2015 Plan. Total fair value of options vested was nil during the year ended December 31, 2020, 2021 and 2022, respectively.

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

No restricted shares were granted during the years ended December 31, 2020, 2021 and 2022 under the 2014 RSU plan.

2020 RSU Plan

On June 30, 2020, the Board of Directors approved the 2020 RSU Plan, which is administered by the Compensation Committee of the Board of Directors. The 2020 RSU Plan provides for discretionary grants of restricted stock units, or RSUs, to or for the benefit of participating employees. The maximum number of common shares that may be delivered to 2020 RSU Plan participants in connection with RSUs granted under the 2020 RSU Plan is 10,000,000, subject to adjustment if the Company’s outstanding common shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Company through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction.

Other awards

On September 28, 2019, the Board of Directors of the Company approved the employee stock option plan of Xinchuang Technology Co., Ltd. (“Xinchuang Technology”), a subsidiary of the Company. Under the plan, the Company reserved 150 million shares, representing 30% of Xinchuang Technology’s issued capital for purpose of providing share option awards to the Company’s senior management and employees. In November 2019, the Company granted a total of 100 million share options to certain employees of the Group with an exercise price of US$0.14 (RMB1). The options become vested in 5 tranches subject to achievement of certain performance conditions as follows: (i) 5% on the grant date with no performance condition; (ii) 5% for each of the first, second, and third anniversary of the grant date, respectively; and (iii) the remaining 80% shall vest upon the completion of the initial public offering of Xinchuang. The total fair value of the share options granted in October 2019 is US$3.5 million, which shall be recognized as compensation expense using the accelerated method. The fair value is determined by an external valuer using the discounted cash flow method to determine the underlying equity fair value of Xinchuang Technology. Key assumptions, such as the discount rate, cash flow projections and the discount for lack of marketability, are determined by the Group with best estimates.

As of December 31, 2022, there were no shares expired and the expense recognized is immaterial (2020: nil, 2021: nil).

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

As of December 31, 2022, there were no shares vested or expired and the Group recognized expense relating to the Scheme of US$nil (2020: US$2,031,330; 2021: US$1,788,297) in the Consolidated Statements of Comprehensive Income during the period.

17.         Other payables and accrued liabilities

The components of other payables and accrued liabilities are as follows:

	December 31,	December 31,
	2021	2022
	US$	US$
Contract deposit	324,844,088	172,775,614
Accrued expenses	94,297,276	72,958,539
Deed tax and maintenance fund withheld for customers	28,848,564	14,739,762
Bidding deposit	3,947,876	3,665,749
Welfare payable	1,620,508	1,483,484
Other tax payable	18,620,109	24,924,141
Accrued aircraft operating expense	332,339	1,381,785
Accrued interest expense	32,363,632	153,330,358
Purchase consideration payable for asset acquisitions and business combinations	39,169,122	31,108,067
Others	11,133,179	13,255,294

Total	555,176,693	489,622,793

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

18.         Related party and employee transactions

(a)	Amounts due from related parties

	December 31,	December 31,
	2021	2022
	US$	US$
Current:
Henan Hongguang Olympic Real Estate Co., Ltd.	95,078,214	87,047,162
Qingdao Huiju	10,035,794	—
Guangzhou Huanglong Information Technology Co., Ltd.	47,953,453	29,937,746
Xinzheng Meihang Network Technology Co., Ltd.	2,854,538	—
Madison Development Limited	33,768,281	8,539,686
Suzhou Wanzhuo's non-controlling interest holders	32,032,079	29,323,571
Taicang Pengchi's non-controlling interest holders	22,194,420	23,892,970
Suzhou Rongjingchen Real Estate Co., Ltd.	22,141,569	20,269,362
Others	5,509,136	4,708,561
Total current amounts due from related parties	271,567,484	203,719,058

Non current:
Xinzheng Meihang Network Technology Co., Ltd.	—	1,065,531
Suzhou Yefang’s non-controlling interest holders	12,546,073	11,485,225
Others	2,736,955	2,505,528
Total non-current amounts due from related parties	15,283,028	15,056,284
Total	286,850,512	218,775,342

As of December 31, 2021, the balances due from Qingdao Huiju, the Company’s equity method investee in 2021, are related to advances for operational needs without any fixed payment terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year. Qingdao Huiju has been consolidated in the Group’s financial statements since the year of 2022.

As of December 31, 2022, the balances due from Guangzhou Huanglong Information Technology Co., Ltd., a wholly-owned subsidiary of the Company’s equity method investee, are related to advances for operational needs without any fixed payment terms. This balance is unsecured, bears no interest and expected to be repaid in one year.

Henan Hongguang Olympic Real Estate Co., Ltd. (“Henan Hongguang”) is the non-controlling shareholder of Henan Renxin (Note1), one of the Company’s subsidiaries. As of December 31, 2022, the balance due from Henan Hongguang is related to advances for operational needs without any fixed payment terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

Xinzheng Meihang Network Technology Co., Ltd. (“Meihang”) is the non-controlling shareholder of Zhengzhou Hangmei Technology Development Co., Ltd. (“Zhengzhou Hangmei”), one of the Company’s subsidiaries. As of December 31, 2021, the balance due from Meihang was US$2,854,538, which have a three year payment term, and bear interest at 11.5%. In 2020, Meihang together with Zhengzhou Hangmei entered into an agreement with the Company in which all parties had agreed that the interest relating to the payable balance to be ceased from accrual thereafter. The Company settled the remaining balance in 2022.

As of December 31, 2022, the balance due from Madison Development Limited, an equity method investee, amounting to US$8,539,686 is related to advances for operational needs. This balance is unsecured, bears interest at 15%, and has no fixed repayment term. Accrued interest amounted to US$624,125 as of December 31, 2022.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

On September 12, 2017, the Company sold 80% of its equity interest in Suzhou Wanzhuo to four non-affiliated passive investors for an aggregate cash consideration of US$23,687,327. Pursuant to the updated articles of association, the Company still exercises control over the relevant principal activities of Suzhou Wanzhuo and therefore, continues to consolidate it in its financial statements. As of December 31, 2022, the balances due from the non-controlling interest holders amounting to US$29,323,571 are related to advances for working capital funds. The balances are in the form of an unsecured interest bearing loan, which has no fixed payment terms, and bears interest at 4.75%. Accrued interest is immaterial as of December 31, 2022.

On December 1, 2017, the Company together with seven other non-affiliated companies acquired 100% of Taicang Pengchi for an aggregate cash consideration of US$28,836,311. The Company accounted for the acquisition of Taicang Pengchi as an asset acquisition because the only asset of Taicang Pengchi is the land. Pursuant to the articles of association, the Company exercises control over the relevant significant activities of Taicang Pengchi and therefore, consolidates it in its financial statements. As of December 31, 2022, the balance due from the non-controlling interest holders amounting to US$23,892,970 are related to advances for working capital funds. The balances are in the form of an unsecured interest bearing loan, which has no fixed payment terms, and bears no interest.

As of December 31, 2022, the balance due from Suzhou Yefang amounting to US$11,485,225 is related to advances for working capital funds. This balance is unsecured, bears no interest, and is expected to be repaid over one year.

In evaluating the collectability of the amounts due from related parties balance, the Group considers many factors, including the related parties’ repayment history and their credit-worthiness. An allowance for doubtful accounts is made when collection of the full amount is no longer probable. For the periods presented, based on management’s evaluation, no allowance of credit loss was provided.

(b)         Amounts due to related parties

	December 31,	December 31,
	2021	2022
	US$	US$
Current:
Suzhou Yefang’s non-controlling interest holders	1,771,522	1,538,601
Suzhou Wanzhuo's non-controlling interest shareholders	2,961,668	2,711,240
Xinzheng Meihang Network Technology Co., Ltd.	2,694,286	—
Henan Qingning Apartment Management Co., Ltd.	12,045,693	9,984,106
Suzhou Kairongchen Real Estate Co., Ltd.	44,995,530	41,190,880
Others	12,593,656	11,195,093
Total current amounts due to related parties	77,062,355	66,619,920
Non current:
Henan Qingning Apartment Management Co., Ltd.	10,979,186	—
Total	88,041,541	66,619,920

As of December 31, 2021 and 2022, the remaining advance to Suzhou Wanzhuo’s non-controlling interest shareholders amounting to US$2,961,668 and US$2,711,240, respectively, are for shareholder service.

On June 6, 2018, the Company together with 4 other non-affiliated companies acquired 100% of Suzhou Yefang for an aggregate cash consideration of US$15,615,240. The Company accounted for the acquisition of Suzhou Yefang as an asset acquisition because the only asset of Suzhou Yefang is the land. Pursuant to the articles of association, the Company exercises control over the relevant significant activities of Suzhou Yefang and therefore, consolidates it in its financial statements. As of December 31, 2022, the Company repaid the entire payable to its non-controlling shareholders except for accrued interest amounted to US$1,538,601.

Meihang is the non-controlling shareholder of Zhengzhou Hangmei, one of the Company’s subsidiaries. As of December 31, 2021, Meihang advanced US$2,694,286 of working capital funds to Zhengzhou Hangmei in the form of an unsecured interest 10% bearing loan with a three year payment term.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

In 2020, Meihang together with Zhengzhou Hangmei and entered into an agreement with the Company in which all parties had agreed that the interest relating to the payable balance to be ceased from accrual thereafter. The Company settled the remaining balance in 2022.

(c)         Amounts due from employees

	December 31,	December 31,
	2021	2022
	US$	US$
Advances to employees	1,550,469	1,466,055

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

For the year ended December 31, 2022, total directors’ remuneration amounted to US$4,012,619 (2020: US$6,447,214; 2021: US$6,245,522).

19.         Equity

(i)	As at December 31, 2022, the Company’s authorized share capital was 500 million common shares, par value US$0.0001 per share (December 31, 2021: 500 million common shares).
(ii)	During the year ended December 31, 2022, no common shares were repurchased.
(iii)	During the year ended December 31, 2022, no dividend was distributed.
(iv)	During the year ended December 31, 2022, treasury shares remain unchanged.

All other equity transactions have been disclosed in consolidated statement of changes in shareholders’ equity.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

20.         Loss per share

Basic and diluted net loss per share for each period presented are calculated as follows:

	December 31,
	2020	2021	2022
	US$	US$	US$
Numerator:
Net loss attributable to Xinyuan Real Estate Co., Ltd. Shareholders - basic and diluted	(81,040,908)	(417,307,378)	(263,353,561)
Denominator:
Weighted average number of shares outstanding-basic*	107,558,506	107,283,420	107,849,225
Stock options	10,674	—	—
Restricted stock units	—	—	—
Weighted average number of shares outstanding-diluted	107,569,181	107,283,420	107,849,225
Basic loss per share	(0.75)	(3.89)	(2.44)
Diluted loss per share	(0.75)	(3.89)	(2.44)
*

The restricted shares repurchased by the trustee that are unvested are excluded from the number of shares outstanding for purposes of computing basic earnings per share in accordance with ASC 260. However, these unvested restricted shares are factored into the computation of diluted earnings per share using the treasury stock method.

During the year ended December 31, 2022, nil (2020: nil; 2021: nil) stock options, and nil (2020: 803,427; 2021: 81,035) RSUs were excluded from the calculation of earnings per share, respectively, because their effect would be anti-dilutive.

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

No single customer accounted for more than 10% of net sales for the years ended December 31, 2020, 2021 and 2022.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Summary information by operating segment is as follows:

December 31, 2020	Henan	Shandong	Shanghai	Sichuan	Beijing	Hainan	Hunan	Shaanxi	United States	Guangdong	Hubei	Liaoning	Property Management	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	766,314,384	285,706,736	120,260,357	222,959,432	62,401,289	10,084,944	27,721,542	10,991,930	927,700	47,787,761	—	49,168,045	567,819	—	1,604,891,939
Real estate lease income	26,054,475	(965,131)	772,402	379,175	695,548	—	741,527	2,353,682	4,723,438	—	—	—	—	37,369	34,792,485
Real estate management services income	7,606,378	—	—	—	—	—	—	2,358,631	—	—	—	—	81,243,298	—	91,208,307
Other revenue	(1,004,342)	127,190	3,068,486	511,576	2,144,591	7,288	526,852	(116,072)	605,337	—	—	—	7,236,334	1,763,220	14,870,460

Total revenue	798,970,895	284,868,795	124,101,245	223,850,183	65,241,428	10,092,232	28,989,921	15,588,171	6,256,475	47,787,761	—	49,168,045	89,047,451	1,800,589	1,745,763,191
Cost of real estate sales	(639,601,377)	(260,651,654)	(93,074,146)	(214,523,020)	(45,575,813)	(5,503,574)	(4,404,236)	(14,731,175)	(778,663)	(34,034,932)	(23,616)	(38,572,816)	(505,804)	—	(1,351,980,826)
Cost of real estate lease income	(27,204,779)	(292,726)	(736,537)	(606,323)	(805,353)	(44,900)	(1,046,888)	(1,623,994)	(3,740,076)	—	(19,723)	—	—	(798)	(36,122,097)
Cost of real estate management services	(6,675,680)	—	—	(13,189)	—	—	(4,957)	(1,707,785)	—	—	—	—	(47,036,367)	—	(55,437,978)
Other costs	(1,145,928)	(39,105)	(123,291)	(111,879)	(711,424)	(226)	(272,479)	—	—	(2,152)	—	—	(6,885,687)	(463,371)	(9,755,542)

Total cost of revenue	(674,627,764)	(260,983,485)	(93,933,974)	(215,254,411)	(47,092,590)	(5,548,700)	(5,728,560)	(18,062,954)	(4,518,739)	(34,037,084)	(43,339)	(38,572,816)	(54,427,858)	(464,169)	(1,453,296,443)
Gross profit	124,343,131	23,885,310	30,167,271	8,595,772	18,148,838	4,543,532	23,261,361	(2,474,783)	1,737,736	13,750,677	(43,339)	10,595,229	34,619,593	1,336,420	292,466,748
Operating expenses	(59,958,497)	(15,211,169)	(10,679,950)	(7,677,029)	(73,902,008)	(1,355,382)	(1,608,076)	(4,061,452)	(6,198,996)	(3,423,234)	(1,391,277)	(4,897,483)	(9,390,896)	(27,707,634)	(227,463,083)

Gain on disposal of property held for lease	82,805,785	—	—	—	—	—	—	—	—	—	—	—	—	—	82,805,785
Operating income/(loss)	147,190,419	8,674,141	19,487,321	918,743	(55,753,170)	3,188,150	21,653,285	(6,536,235)	(4,461,260)	10,327,443	(1,434,616)	5,697,746	25,228,697	(26,371,214)	147,809,450
Interest income	23,921,003	1,919,529	2,068,141	1,288,256	103,788	4,817	38,096	8,130	41,143	44,417	885	31,849	755,677	3,179,879	33,405,610
Interest expense	(14,568,255)	(3,043,955)	(987,612)	(18,381,805)	(3,659,832)	—	—	—	(5,316,337)	—	—	—	(5,708)	(83,523,901)	(129,487,405)
Net realized gain on short-term investments	183,450	—	—	—	—	—	—	—	—	—	—	—	—	4,869,494	5,052,944
Share of (loss)/gain in an equity investee	(3,539,268)	11,483,448	7,795,833	—	—	—	—	67,698	—	(1,602,617)	—	—	(152,121)	2,975,328	17,028,301
Loss on extinguishment of debt	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,843,306)	(1,843,306)
Exchange gains/(loss)	1,987,139	—	—	—	—	—	—	—	—	—	—	—	100,523	(5,181,569)	(3,093,907)
Other income/(loss)	(4,041,056)	90,325	(415,481)	(8,773)	684,530	43,136	43,576	289,746	—	52,058	12,620	7,341	934,711	1,010,890	(1,296,377)

Income/(loss) before income taxes	151,133,432	19,123,488	27,948,202	(16,183,579)	(58,624,684)	3,236,103	21,734,957	(6,170,661)	(9,736,454)	8,821,301	(1,421,111)	5,736,936	26,861,779	(104,884,399)	67,575,310
Income tax (expense)/benefit	(36,907,073)	(12,299,796)	(39,723,025)	2,875,576	(8,431,043)	(4,482,485)	(14,391,424)	589,659	—	(9,482,301)	(2,458,177)	(2,591,042)	(8,191,925)	433,866	(135,059,190)

Net income/(loss)	114,226,359	6,823,692	(11,774,823)	(13,308,003)	(67,055,727)	(1,246,382)	7,343,533	(5,581,002)	(9,736,454)	(661,000)	(3,879,288)	3,145,894	18,669,854	(104,450,533)	(67,483,880)

Depreciation and amortization	5,814,086	887,005	2,556,696	631,421	5,832,130	56,888	174,291	20,375	46,680	17,042	1,234,539	232,220	—	—	17,503,373
Capital expenditure	8,655,565	—	15,874	5,106	716,935	—	—	—	—	—	—	376,871	1	—	9,770,352
Real estate properties completed and under development	897,218,594	240,527,766	215,890,331	547,932,945	378,408,484	2,162,115	12,433,669	224,821,947	283,124,970	395,376,646	165,423,590	52,622,159	—	33,885,876	3,449,829,092
Real estate properties held for lease	74,613,257	7,126,028	35,512,059	36,262,110	8,438,206	—	66,684,905	96,083,662	157,975,249	—	—	—	—	412,731	483,108,207

Total long-lived assets	526,045,585	553,491,246	133,733,839	46,741,993	50,734,107	5,863,831	75,248,369	105,461,495	171,374,723	23,549,642	566,337	930,819	9,062,110	365,609,346	2,068,413,442
Total assets	2,838,641,480	602,982,670	751,266,943	734,426,656	473,659,055	23,560,573	92,009,978	362,198,503	474,896,649	478,343,726	175,174,331	73,164,781	160,332,607	428,665,624	7,669,323,576

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

December 31, 2021	Henan	Shandong	Shanghai	Sichuan	Beijing	Hainan	Hunan	Shaanxi	United States	Guangdong	Hubei	Liaoning	Property Management	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	338,195,148	174,353,777	135,072,403	128,609,911	313,960,495	—	8,271,910	166,007,116	23,325,750	68,681,906	118,952	35,642,637	—	—	1,392,240,005
Real estate lease income	9,344,804	665,170	1,339,557	532,240	371,919	—	1,223,472	3,251,637	2,980,504	—	13,482	—	—	58,559	19,781,344
Real estate management services income	6,746,892	—	—	—	—	—	—	2,793,044	—	—	—	—	100,282,270	—	109,822,206
Other revenue	2,851,496	16,356	2,030,340	121,935	2,851,344	413	838,306	—	3,107,481	507,500	—	52,439	1,796,616	—	14,174,226

Total revenue	357,138,340	175,035,303	138,442,300	129,264,086	317,183,758	413	10,333,688	172,051,797	29,413,735	69,189,406	132,434	35,695,076	102,078,886	58,559	1,536,017,781
Cost of real estate sales	(369,888,568)	(176,289,676)	(125,086,848)	(163,249,870)	(250,046,777)	—	(9,214,046)	(142,797,184)	(32,460,834)	(58,588,051)	(25,726)	(31,696,836)	—		(1,359,344,416)
Cost of real estate lease income	(15,658,378)	(611,378)	(193,442)	(404,647)	(542,152)	—	(1,206,177)	(62,840)	(3,740,076)	—	—	—	—	(19,090)	(22,438,180)
Cost of real estate management services	(3,708,523)	—	—	—	—	—	—	(4,321,229)	—	—	—	—	(65,948,453)	—	(73,978,205)
Other costs	(1,320,332)	(16,170)	(111,927)	(1,354,318)	(5,762,646)	—	(742,247)	—	—	(2,172,592)	—	(61,703)	(778,129)	—	(12,320,064)

Total cost of revenue	(390,575,801)	(176,917,224)	(125,392,217)	(165,008,835)	(256,351,575)	—	(11,162,470)	(147,181,253)	(36,200,910)	(60,760,643)	(25,726)	(31,758,539)	(66,726,582)	(19,090)	(1,468,080,865)
Gross profit	(33,437,461)	(1,881,921)	13,050,083	(35,744,749)	60,832,183	413	(828,782)	24,870,544	(6,787,175)	8,428,763	106,708	3,936,537	35,352,304	39,469	67,936,916
Operating expenses	(67,226,888)	(10,880,365)	(19,136,811)	(8,500,877)	(80,605,508)	(310,883)	(1,059,651)	(9,182,945)	(7,223,166)	(10,540,700)	(1,273,031)	(4,700,371)	(8,869,355)	(24,468,860)	(253,979,411)
Impairment losses on goodwill and intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	(18,651,259)	(18,651,259)

Operating (loss) /income	(100,664,349)	(12,762,286)	(6,086,728)	(44,245,626)	(19,773,325)	(310,470)	(1,888,433)	15,687,599	(14,010,341)	(2,111,937)	(1,166,323)	(763,834)	26,482,949	(43,080,650)	(204,693,754)
Interest income	18,709,958	(126,051)	348,282	728,264	249,117	25,957	7,576	254,323	1,610	33,242	202	23,321	2,421,863	5,619,160	28,296,824
Interest expense	(12,070,505)	(5,794,489)	(910,853)	(26,416,301)	(2,078,190)	—	—	(8,046,152)	(15,736,448)	(358,532)	—	—	(64,549)	(111,922,753)	(183,398,772)
Net realized loss on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—	(30,203,357)	(30,203,357)
Share of (loss)/gain in an equity investee	1,090,507	(1,873,472)	1,052,997	—	—	—	—	—	—	(4,010,602)	—	—	(1,004,547)	(18,600,648)	(23,345,765)
Exchange (loss) /gains	(20,163,471)	—	(21)	—	—	—	—	—	—	—	—	—	(203,338)	10,659,367	(9,707,463)
Other (loss) /income	(2,110,256)	3,336,726	144,617	138,413	(644,101)	(36,650)	205,877	381,157	17,770	(1,434,297)	1,789	(46,098)	942,072	1,612,626	2,509,645

(Loss) /income before income taxes	(115,208,116)	(17,219,572)	(5,451,706)	(69,795,250)	(22,246,499)	(321,163)	(1,674,980)	8,276,927	(29,727,409)	(7,882,126)	(1,164,332)	(786,611)	28,574,450	(185,916,255)	(420,542,642)
Income tax benefit/ (expense)	43,657,150	(3,885,809)	(4,274,715)	12,936,548	(21,349,169)	1,431,319	(3,023,380)	(9,366,699)	(144,962)	(1,674,207)	(1,926,116)	(1,471,006)	(4,832,629)	1,204,203	7,280,528

Net income/(loss)	(71,550,966)	(21,105,381)	(9,726,421)	(56,858,702)	(43,595,668)	1,110,156	(4,698,360)	(1,089,772)	(29,872,371)	(9,556,333)	(3,090,448)	(2,257,617)	23,741,821	(184,712,052)	(413,262,114)

Depreciation and amortization	6,842,628	914,765	198,149	1,130,049	3,942,986	—	—	1,934,681	1,037,064	12,193	48,721	19,401	526,727	1,660,151	18,267,515
Capital expenditure	1,965,626	—	—	5,261	1,076,187	—	—	576	241,312	—	—	17,091	668,407	(3,869,649)	104,811
Real estate properties completed and under development	909,477,150	116,698,109	105,042,744	527,858,832	173,273,166	—	3,312,065	45,339,962	307,041,456	398,158,018	190,450,736	59,279,630	—	33,690,834	2,869,622,702
Real estate properties held for lease	72,022,044	4,133,570	36,147,355	36,470,962	8,510,518		59,903,607	96,574,698	126,157,420	—	—	—	—	380,197	440,300,371

Total long-lived assets	431,132,864	517,720,952	138,953,401	49,540,764	46,722,553	5,813,925	75,895,086	107,098,269	139,099,651	53,982,579	920,192	773,073	15,628,394	77,178,239	1,660,459,942
Total assets	2,279,523,193	416,680,530	600,814,871	710,687,239	313,031,361	11,747,496	82,923,478	289,048,826	468,517,290	568,073,393	196,509,533	69,505,369	176,825,788	262,390,923	6,446,279,290

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

December 31, 2022	Henan	Shandong	Shanghai	Sichuan	Beijing	Hainan	Hunan	Shaanxi	United States	Guangdong	Hubei	Liaoning	Property Management	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$

Net real estate sales	133,906,983	152,896,390	3,056,829	93,804,069	142,331,456	—	(1,058,911)	191,013,871	58,007,780	34,659,102	564,076	231,278	—	—	809,412,923
Real estate lease income	7,268,773	1,530,316	2,080,042	416,589	177,246	—	1,162,618	2,349,797	4,041,509	1,727,356	—	—	—	28,366	20,782,612
Real estate management services income	4,448,994	—	—	—	—	—	—	1,833,511	—	—	—	—	99,177,566	—	105,460,071
Other revenue	7,894,262	8,316	552,228	(35,831)	1,727,882	—	904,831	446	—	805,323	—	149,812	2,349,298	—	14,356,567
Total revenue	153,519,012	154,435,022	5,689,099	94,184,827	144,236,584	—	1,008,538	195,197,625	62,049,289	37,191,781	564,076	381,090	101,526,864	28,366	950,012,173
Cost of real estate sales	(134,259,620)	(171,319,778)	(7,306,487)	(87,599,735)	(110,230,204)	—	943,112	(156,675,331)	(75,759,072)	(25,841,656)	(21,408)	(286,074)	—	—	(768,356,253)
Cost of real estate lease income	(9,680,982)	(852,927)	(778,313)	(219,502)	(365,600)	—	(363,485)	128,004	(2,081,799)	(6,023,790)	—	—	—	(49,559)	(20,287,953)
Cost of real estate management services	(5,631,437)	—	3,188,299	—	—	—	—	(3,694,930)	—	—	—	—	(73,471,668)	—	(79,609,736)
Other costs	(1,031,030)	—	617,889	(924,057)	(5,578,881)	—	(710,529)	—	—	(882,999)	—	(19,164)	(1,273,352)	—	(9,802,123)
Total cost of revenue	(150,603,069)	(172,172,705)	(4,278,612)	(88,743,294)	(116,174,685)	—	(130,902)	(160,242,257)	(77,840,871)	(32,748,445)	(21,408)	(305,238)	(74,745,020)	(49,559)	(878,056,065)
Gross profit	2,915,943	(17,737,683)	1,410,487	5,441,533	28,061,899	—	877,636	34,955,368	(15,791,582)	4,443,336	542,668	75,852	26,781,844	(21,193)	71,956,108
Operating expenses	(11,698,488)	(13,408,341)	(3,366,711)	(3,728,249)	(42,774,682)	(47,094)	(1,242,859)	(5,165,593)	(17,406,597)	(3,297,920)	(1,331,279)	(2,089,948)	(9,376,483)	(12,111,766)	(127,046,010)
Gain on disposal of property held for lease	2,650,215	397,708	2,150,988	—	—	—	—	—	—	—	—	—	—	488,401	5,687,312
Operating income/(loss)	(6,132,330)	(30,748,316)	194,764	1,713,284	(14,712,783)	(47,094)	(365,223)	29,789,775	(33,198,179)	1,145,416	(788,611)	(2,014,096)	17,405,361	(11,644,558)	(49,402,590)
Interest income	1,602,637	280,967	656,403	250,397	1,093,214	145	3,073	667,222	701	31,785	78	1,283	1,449,210	2,170,212	8,207,327
Interest expense	(13,389,344)	(1,818,414)	(99,438)	(24,130,024)	(962,042)	—	—	(4,726,423)	(15,815,618)	—	—	—	(69,672)	(96,997,436)	(158,008,411)
Net realized gain on short-term investments	—	—	—	—	463	—	—	—	—	—	—	—	—	(71,675,917)	(71,675,454)
Share of (loss) /gain in an equity investee	(3,718,820)	—	3,784,015	—	—	—	—	—	—	(15,920,880)	—	—	(810,983)	(9,499,870)	(26,166,538)
Gain on extinguishment of debt	—	—	—	—	—	—	—	—	—	—	—	—	—	9,620,914	9,620,914
Exchange gains	45,800,405	—	—	—	—	—	—	—	—	—	—	—	(699,044)	(5,149,023)	39,952,338
Other income/(expense)	(1,587,295)	17,236	(19,220)	277,819	420,916	325	187,576	49,144	(36,029)	99,781	(8,098)	(1,452,134)	881,696	(800,566)	(1,968,849)
Income/(loss) before income taxes	22,575,253	(32,268,527)	4,516,524	(21,888,524)	(14,160,232)	(46,624)	(174,574)	25,779,718	(49,049,125)	(14,643,898)	(796,631)	(3,464,947)	18,156,568	(183,976,244)	(249,441,263)
Income tax benefit/(expense)	(12,780,775)	22,127,223	(3,927,044)	(2,443,468)	(4,379,784)	463	174,167	(2,378,418)	1,206,732	(2,377,772)	(1,359,448)	(485,277)	(1,482,371)	(1,135,690)	(9,241,462)
Net income/(loss)	9,794,478	(10,141,304)	589,480	(24,331,992)	(18,540,016)	(46,161)	(407)	23,401,300	(47,842,393)	(17,021,670)	(2,156,079)	(3,950,224)	16,674,197	(185,111,934)	(258,682,725)
Depreciation and amortization	5,516,725	874,640	647,400	1,095,409	1,162,790	—	—	1,832,811	612,887	—	23,806	13,918	533,861	853,960	13,168,207
Capital expenditure	5,221,417	803	—	—	1,577	—	—	—	(63)	—	4,186	—	8,455	—	5,236,375
Real estate properties completed and under development	1,159,231,389	412,162,579	100,867,987	577,969,652	45,945,861	—	4,995,367	35,489,672	266,654,891	395,241,531	191,185,397	53,684,534	—	33,627,793	3,277,056,653
Real estate properties held for lease	48,958,513	2,434,604	32,354,424	32,786,449	7,676,329	—	54,293,887	86,799,863	107,905,636	—	—	—	—	258,162	373,467,867

Total long-lived assets	386,224,257	13,434,007	133,703,563	49,512,464	24,828,219	5,774,972	68,720,346	96,615,555	118,812,943	34,008,878	769,742	857,181	7,209,649	20,599,425	961,071,201
Total assets	2,270,506,759	259,228,051	540,587,961	709,048,905	240,590,331	11,212,039	78,448,652	323,750,877	404,653,727	499,695,879	197,190,024	61,041,098	147,478,659	106,845,365	5,850,278,327

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

22.         Commitments and contingencies

Other commitments

As of December 31, 2022, the Group had outstanding commitments with respect to non-cancellable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
2023	532,677,457
2024	319,991,685
2025	174,200,852
2026	105,771,513
2027 and thereafter	39,234,387
Total	1,171,875,894

Contingencies

As of December 31, 2022, the Group provided guarantees of US$2,110,456,012 (2020: US$2,306,911,350; 2021: US$2,156,348,238), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the bank and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the date of grant of the relevant mortgage loan and ends upon issuance of real estate ownership certificate which will generally be available within six to twelve months after the purchaser takes possession of the relevant property. The Group paid US$4,557,522, US$3,723,398 and US$4,068,840 to satisfy guarantee obligations related to customer defaults for the years ended December 2020, 2021 and 2022, respectively.

The fair value of the guarantees is not significantly different than the net realizable value of the properties and management considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore no provision has been made for the guarantees.

At December 31, 2022, the Group provided financial guarantees for bank loans of four of its equity method investees. The Group could incur losses in the event of defaults under or foreclosure of these loans and its maximum exposure to credit losses is US$226,755,305 (2021: US$284,329,564). The fair value of the guarantees is not significant and the Group considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding bank loans together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in the consolidated financial statements.

23.         Concentration of risk

The Group’s financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, other receivables and amounts due from related parties. As of December 31, 2021 and 2022, substantially all of the Group’s cash and cash equivalents and restricted cash were held in major financial institutions located in China, Hong Kong SAR and the United States, which management consider being of high credit quality. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. The Group does not have requiement for collateral for the balance of other receivables and amounts due from related parties while considers various factors in establishing, monitoring the financial instruments, including the aging of receivables and aging trends, customer creditworthiness. repayment history and credit-worthiness.

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

On July 21, 2005, PRC government changed its decade-old policy of pegging the value of the RMB to the US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a 15.9% appreciation of the RMB against the US$ from July 21, 2005 to December 31, 2022.

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

As of December 31, 2022, the Group had outstanding guarantees of mortgages in the principal amount of US$2,110.5 million. If a purchaser defaults on the payment of its mortgage during the term of the guarantee, the mortgage lending bank may require the Group to repay the outstanding amount under the loan plus any accrued interest. In this event, although the Group is able to retain the customer’s deposit and sell the property to recover any amounts paid by it to the bank, there can be no assurance that the property could be sold at a price equal to or greater than the amount paid on the defaulting purchaser’s outstanding loan amount and any accrued interest thereon. The Group paid US$4.1 million to satisfy guarantee obligations related to customer defaults for the year ended December 31, 2022.

The Group offers certain homebuyers seller-financing arrangements. All the homebuyers that entered into such arrangements were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via the Group’s management reporting procedures. The Group provides longer payment terms to particular home buyers after applying strict credit requirements based on the Group’s credit policy. As of December 31, 2021 and 2022, there is no concentration of credit risk with respect to receivables and the Group does not have a significant exposure to any individual debtor.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

In 2013, PRC banks tightened the conditions on which mortgage loans are extended to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. The Group monitors its homebuyers’ outstanding mortgage loans on an ongoing basis via the Group’s management reporting procedures and took the position that contracts with underlying mortgage loans with processing periods exceeding one year shall not be considered when recognizing revenue on an over time basis (Note 2(i) for further detail). As a result, sales contracts of 570 apartments were excluded when determining revenue to be recognized in 2022.

In addition, no single customer or supplier accounted for more than 10% of revenue or project expenditures for the years ended December 31, 2020, 2021 and 2022.

24.         Non-controlling interests

As of December 31, 2021, the non-controlling interests consisted of the following:

		December 31,
	Ownership	2021
		US$
Shaanxi Zhongmao Economy Development Co., Ltd.	34.02%	—
Xinyuan Property Management Service (Cayman) Ltd.	47.14%	(72,201,420)
Taicang Pengchi Real Estate Co., Limited. (Note 18 (a))	83.00%	(36,937,776)
Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd. (Note 18 (a.b))	80.00%	(40,429,789)
Henan Renxin Real Estate Co., Ltd.	49.00%	—
Suzhou Yefang Real Estate Co., Limited. (Note 18(a.b))	79.99%	(12,542,785)
Zhengzhou Xinhe Real Estate Co., Ltd	20.00%	756,256
Others		2,224,788

Total		(159,130,726)

As of December 31, 2022, the non-controlling interests consisted of the following:

		December 31,
	Ownership	2022
		US$
Shaanxi Zhongmao Economy Development Co., Ltd.	34.02%	—
Xinyuan Property Management Service (Cayman) Ltd.	40.53%	(78,177,157)
Taicang Pengchi Real Estate Co., Limited. (Note 18 (a))	83.00%	(33,861,921)
Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd. (Note 18 (a.b))	80.00%	(36,302,338)
Henan Renxin Real Estate Co., Ltd.	49.00%	—
Suzhou Yefang Real Estate Co., Limited. (Note 18(a.b))	79.99%	(11,482,112)
Zhengzhou Xinhe Real Estate Co., Ltd	20.00%	1,650,839
Others		5,498,759

Total		(152,673,930)

25.         Subsequent events

The Group has evaluated subsequent events through the date the consolidated financial statements are issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

26.         Condensed financial information of the Company

The condensed financial statements of Xinyuan Real Estate Co., Ltd. have been prepared in accordance with U.S. GAAP. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$856,960,327 as of December 31, 2022 (2021: US$962,881,800).

Condensed Balance Sheets

	December 31
	2021	2022
	US$	US$

ASSETS

Current assets
Cash and cash equivalents	160,209	2,794,414
Short-term investments	70,875,668	946,076
Other receivables	21,248	1,037,835
Due from subsidiaries	49,101,879	49,101,879
Total current assets	120,159,004	53,880,204
Investments in subsidiaries	1,163,420,854	1,008,221,487
TOTAL ASSETS	1,283,579,858	1,062,101,691
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
PRC income tax payable	13,388	13,388
PRC other tax payable	902,190	902,190
Other payable and accrued liabilities	35,216,403	88,642,571
Current portion of long-term bank loan and other debt	726,734,558	721,386,784
Due to subsidiaries	266,089,765	320,978,971
Payroll and welfare payables	525,043	64,888
Total current liabilities	1,029,481,347	1,131,988,792
Other long-term debt	—	—
Total liabilities	1,029,481,347	1,131,988,792
Shareholders’ equity
Common shares, $0.0001 par value:
Authorized‑500,000,000 shares, issued and outstanding 108,029,257 shares as of December 31, 2022 (2021: 107,757,721 shares)	16,415	16,415
Treasury shares	(116,061,577)	(116,061,577)
Additional paid-in capital	544,386,509	544,954,556
Retained earnings	(174,242,836)	(498,796,495)
Total shareholders’ equity	254,098,511	(69,887,101)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,283,579,858	1,062,101,691

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Condensed Statements of Comprehensive Loss

	Year ended December 31,
	2020	2021	2022
	US$	US$	US$
General and administrative expenses	(7,441,398)	(4,965,230)	(4,993,180)

Operating loss	(7,441,398)	(4,965,230)	(4,993,180)
Interest expense	(112,975,103)	(121,289,406)	(107,459,673)
Interest income	599,544	545,599	1,139
Net gain on debt extinguishment	—	—	9,620,914
Gain/(loss) on short-term investments	(27,077)	(1,627,139)	(68,931,940)
Other expenses/(income)	(4,277,443)	(878,154)	1,395,668
Equity in profit/(loss) of subsidiaries, net	43,080,569	(289,093,048)	(92,986,489)
Loss from operations before income taxes	(81,040,908)	(417,307,378)	(263,353,561)
Income taxes	—	—	—
Net loss attributable to common shareholders	(81,040,908)	(417,307,378)	(263,353,561)
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments	67,283,263	17,818,154	(56,538,757)
Comprehensive loss attributable to shareholders	(13,757,645)	(399,489,224)	(319,892,318)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Condensed Statements of Cash Flows

	Year ended December 31,
	2020	2021	2022
	US$	US$	US$
Cash flows from operating activities:
Net loss	(81,040,908)	(417,307,378)	(263,353,561)
Adjustment to reconcile net loss to net cash used in operating activities:
Equity in (profit)/loss of subsidiaries, net	(43,080,570)	289,093,048	92,986,489
Stock based compensation expense	2,848,897	1,625,318	568,046
Loss on short-term investments	—	1,627,139	68,931,940
Proceeds from disposal of short-term investments	—	—	359,025
Amortization of deferred charges	6,024,220	—	5,472,222
Loss/(gain) on extinguishment of debt	5,583,578	—	(9,620,914)
Other receivables	(178,566)	168,246	634,819
Other current assets	77,648	—	—
Other payable and accrued liabilities	7,281,565	4,000,802	53,426,168
Payroll and welfare payables	402,431	1,363,218	(460,150)
Net cash used in operating activities	(102,081,705)	(119,429,607)	(51,055,916)
Cash flows from investing activities:
Investment in short-term investments	—	(72,502,807)	—
Net cash used in investing activities	—	(72,502,807)	—
Cash flows from financing activities:
Changes in due from subsidiaries	224,773,858	447,436,262	54,889,206
Proceeds from short-term bank loans	28,080,000	—	—
Repayment of current portion of long-term bank loan and other long-term debt	—	(128,520,000)	—
Proceeds from long-term bank loans	—	—	—
Proceeds from other long-term debts	378,852,273	270,000,000	—
Repayment of other long-term debts	(508,900,000)	(390,958,220)	(1,199,086)
Purchase of treasury shares	(2,483,896)	—	—
Dividends to shareholders	(14,284,148)	(4,055,664)	—
Payment of financing cost	(7,141,511)	(4,272,797)	—
Proceeds from exercise of stock options	134,790	—	—
Net cash provided by financing activities	75,953,366	189,629,581	53,690,120
Net (decrease)/increase in cash and cash equivalents	(26,128,339)	(2,302,833)	2,634,204
Cash and cash equivalents, at the beginning of the year	28,591,381	2,463,042	160,210

Cash and cash equivalents, at end of the period	2,463,042	160,209	2,794,414

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(b)         Related party transactions

As of December 31, 2022, the Company had US$320,978,971 (2021: US$266,089,765) due to its wholly-owned subsidiaries. These amounts mainly reflect intercompany loans from the Company to Xinyuan Real Estate, Ltd. While intercompany loans have no fixed payments terms, the Company has a legal enforceable right to demand payment at any time, and Xinyuan Real Estate, Ltd. has the ability to repay the outstanding balances on demand.

In 2013, the Company also entered into a separate loan facility agreement with XIN Development Group International Inc. Pursuant to the agreement, the Company will provide a loan facility to XIN Development for the period from July 1, 2013 to January 18, 2018 amounting to US$50,000,000 at 17.5% per annum. As of December 31, 2022, the Company has US$116,656,089 (2021: US$116,656,089) including accrued interest of US$67,554,210 (2021: US$67,554,210), due from XIN Development under this loan facility.

(c)         Commitments

Except for those disclosed in the Company’s condensed financial information, the Company does not have significant commitments or long-term obligations as of the period end presented.