Form 20-F/A
period 2022-12-31
Xinyuan Real Estate Co., Ltd.
filed 2023-08-22
CIK 1398453

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

☐ Yes ☐ No

Auditor Name:	Auditor Location:	Auditor Firm ID:
Assentsure PAC	Singapore	6783

Explanatory Note

Xinyuan Real Estate Co., Ltd. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2022 as filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2023 (the “Original Filing”), to address certain comments from the Staff of the SEC in relation to “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections" in the Original Filing. The revised Item 16I. is included herein as exhibit 99.1.

This Amendment No. 1 is being filed solely to address the Staff’s comments as set out above. This Amendment No. 1 speaks as of the date of the Original Filing, or May 30, 2023. No attempt has been made in this Amendment No. 1 to modify or update in any way the financial statements or any other items or disclosures in the Original Filing. Except as specifically noted herein, this Amendment No. 1 does not amend, update or restate any of the information previously included in the Original Filing, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other filings with the SEC subsequent to May 30, 2023.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

Exhibit Index

Exhibit Number	Description

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Item 16. I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: August 22, 2023

3