Form 20-F/A
period 2022-12-31
Xinyuan Real Estate Co., Ltd.
filed 2023-09-22
CIK 1398453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

EXPLANATORY NOTE

The purpose of this Amendment No. 2 to the Annual Report of Xinyuan Real Estate Co., Ltd. (the “Company”) on Form 20-F for the period ended December 31, 2022, filed with the Securities and Exchange Commission on May 30, 2023 (the “Original Filing”) as amended on August 22, 2023, is to address certain comments raised by the Staff and to provide certain disclosures required by Item 16I. The amended and restated Item 16I is included in this Amendment No.2.

This Amendment No. 2 is being filed solely to address the Staff’s comments as set out above. This Amendment No. 2 speaks as of the date of the Original Filing, or May 30, 2023. No attempt has been made in this Amendment No. 2 to modify or update in any way the financial statements or any other items or disclosures in the Original Filing. Except as specifically noted herein, this Amendment No. 2 does not amend, update or restate any of the information previously included in the Original Filing, nor does this Amendment No. 2 reflect any event that has occurred after the date of the Original Filing. Accordingly, this Amendment No. 2 should be read in conjunction with the Original Filing, as amended and the Company’s other filings with the SEC subsequent to May 30, 2023.

As required by Rule 12b-15 of the Securities  Exchange Act of 1934, as amended, the Company is filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 2.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

On August 29, 2022, we were conclusively identified by the SEC as a Commission-Identified Issuer pursuant to the HFCAA because we filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on July 29, 2022 with an audit report issued by Union Power HK CPA Limited, a registered public accounting firm retained by the Company at that time, for the preparation of the audit report on our financial statements included therein. Union Power HK CPA Limited is a registered public accounting firm headquartered in Hong Kong Special Administrative Region of the People’s Republic of China, a jurisdiction where the Public Company Accounting Oversight Board (the "PCAOB") determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

The Company is controlled by Mr. Yong Zhang, who holds 29.54% of its outstanding shares as of May 30, 2023. In response to Item 16I(a) of Form 20-F, based on the above and the following information, the Company believes it is not owned or controlled by a governmental entity in mainland China or Hong Kong.

Based on an examination of the Company's register of members, to the Company's knowledge, no shareholder other than Juicy Seasons Limited and Spectacular Stage Limited owns more than 5% of the Company's outstanding shares. Juicy Seasons Limited is a private company incorporated in the British Virgin Islands wholly owned and controlled by Mr. Yong Zhang. Juicy Seasons Limited beneficially owns 26.3% of the Company's total outstanding shares as of May 30, 2023. Spectacular Stage Limited is a private company incorporated in the British Virgin Islands wholly owned and controlled by Ms. Yuyan Yang. Spectacular Stage Limited beneficially owns 26.3% of the Company's total outstanding shares as of May 30, 2023. Please refer to "Item 6.E. Directors, Senior Management and Employees-Share Ownership" of in this Annual Report on Form 20-F for more details.

In addition, the Company is not aware of any governmental entity in mainland China or Hong Kong that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

The Company’s auditor for the fiscal year ended December 31, 2022, Assentsure PAC, is PCAOB registered and based in Singapore. Under the HFCAA, the PCAOB is permitted to inspect our independent public accounting firm. There is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB, and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access of the U.S. capital markets. While the audit reports of Assentsure PAC incorporated by reference into this Annual Report on Form 20-F are prepared by auditors based in Singapore who are subject to inspection and investigation by the PCAOB, there can be no assurance that our auditor or we will be able to comply with these and other requirements imposed by U.S. regulators in the future.

As of the date of this Annual Report on Form 20-F, (i) to our knowledge, no governmental entities in the Cayman Islands, China or Hong Kong own shares of the Company or its operating entities, including the VIEs, (ii) to our knowledge, neither the governmental entities in China nor Hong Kong do not have a controlling financial interest in the Company or its operating entities, including the VIEs, (iii) to our knowledge, none of the members of the board of directors of the Company or its operating entities, including the VIEs, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of the Company or its operating entities, including the VIEs contains any charter of the Chinese Communist Party.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 2 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: September 22, 2023