Form 20-F
period 2023-12-31
Xinyuan Real Estate Co., Ltd.
filed 2024-05-15
CIK 1398453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2023.

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

Yong Zhang

Xinyuan Real Estate Co., Ltd.

27F, China Central Place, Tower II,

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

Tel: (86-10) 8588-9255

Fax: (86-10) 8588-9300

Email: irteam@xyre.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 20 common shares, par value US$0.0001 per share	XIN	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 112,273,601 common shares, par value US$0.0001 per share, as of December 31, 2023.

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

☐ Yes ☐ No

i

ii

iii

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“we,” “us,” “our company,” “the Company,” “our,” “the Group” or “Xinyuan” are to Xinyuan Real Estate Co., Ltd., its predecessor entities and its subsidiaries;
●	“shares” or “common shares” are to our common shares, par value US$0.0001 per share;
●	“ADSs” are to our American depositary shares, each of which represents 20 common shares, and “ADRs” are to the American depositary receipts that evidence our ADSs;
●	“China” or “PRC” are to the People’s Republic of China;
●	“U.K.” are to the United Kingdom of Great Britain and Northern Ireland;
●	“U.S.” or “United States” are to the United States of America;
●	“GFA” are to gross floor area. The amounts for “total GFA” in this annual report are the amounts of total saleable residential and commercial GFA and are derived on the following basis:
●	for properties that are sold, the stated GFA is based on the sales contracts relating to such property; GFA may be adjusted based on final examination upon delivery of the property;
●	for unsold properties that are completed or under construction, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and
●	for properties that are under planning, the stated GFA is based on the land grant contract and our internal projection;
●	“RMB” or “Renminbi” are to the legal currency of China and “US$” or “U.S. dollars” refers to the legal currency of the United States; and
●	“sq.m” are to square meters used as unit of area.

As of the date of this report, there is no uniform standard to categorize the different types and sizes of cities in China. In this annual report, we refer to certain larger and more developed cities as tier I, tier II and tier III cities based on the categorization developed by China Business Network Co., Ltd., a financial media group. Their ranking system relies on commercial data from over 170 brands, customer behavior data from 19 internet companies, as well as data from relevant statistics institutions.

Facts and statistics in this annual report relating to China, the Chinese economy and the China property development industry are sourced from various publicly available government and official sources, as indicated herein and may include projections based on a number of assumptions. Although we believe that the sources of this information are appropriate sources for such information, we cannot independently verify such information. Further, if one or more of the assumptions underlying the market data turn out to be incorrect, the actual results may differ from the projections based on these assumptions. However, we acknowledge our responsibility for all disclosures in this annual report.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2021, 2022 and 2023. Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. The functional currency of our U.S. subsidiaries is the U.S. dollar. The financial statements of our PRC subsidiaries are translated into U.S. dollars, using published exchange rates in China, based on (i) year-end exchange rates for assets and liabilities and (ii) average yearly exchange rates for revenue and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all.

The RMB is not freely convertible into foreign currency. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of the RMB into foreign exchange and through restrictions on foreign trade. Since 2005, the People’s Bank of China, or the “PBOC,” has allowed the RMB to fluctuate within a narrow and managed band against a basket of foreign currencies, according to market demand and supply conditions.

Our common shares are traded on the New York Stock Exchange, or the NYSE, in the form of ADSs under the symbol “XIN.” Each ADS represents 20 common shares. The closing price of our ADSs on the NYSE as of May 14, 2024 was US$2.69 per ADS.

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

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. However, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements. Among the important factors to consider in evaluating our forward-looking statements are:

●	our ability to continue to implement our business model successfully;
●	our ability to secure adequate financing for our project developments;
●	our ability to successfully sell or complete our property projects under construction and planning;
●	our ability to enter into new geographic markets or new lines of business and expand our operations;
●	the marketing and sales ability of our third-party sales agents;
●	the performance of our third-party contractors;
●	laws, regulations and policies relating to real estate developers and the real estate industry in the markets in which we operate;
●	our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations;
●	our ability to satisfy our obligations under our debt securities and other indebtedness;
●	competition from other real estate developers;
●	the growth of the real estate industry in the markets in which we operate;
●	fluctuations in general economic and business conditions in the markets in which we operate, including the impact of the COVID-19 pandemic and future pandemics; and
●	volatility of the trading price of our ADSs and risks associated with our ADSs if the trading price remains below US$1.00 or if the average global market capitalization is less than $15,000,000 for 30 consecutive trading days or more.

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

We are a holding company established in the Cayman Islands; we operate most of our business and operations through our subsidiaries in China. Our ability to pay dividends to our shareholders and to service our indebtedness outside of China depends significantly upon dividends that we receive from our subsidiaries in China. To the extent our U.S., Malaysia and U.K. operations continue to grow, we may in the future also depend on dividends from our U.S., Malaysia, or U.K. subsidiaries. If our subsidiaries incur indebtedness or losses, such indebtedness or losses may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness will be restricted. Regulations in China currently permit payment of dividends only out of accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profits each year, if any, to fund certain reserve funds until the cumulative amount of such reserves reaches 50.0% of its respective registered capital and, with the approval of a shareholder meeting or general shareholder meeting, a PRC subsidiary may set aside a certain amount of after-tax profits to its discretionary general reserves. As of December 31, 2023, our statutory reserves amounted to US$179.8 million. Our statutory reserves are not distributable as cash dividends. Dividends paid by the PRC subsidiaries may also be subject to PRC withholding tax. In addition, restrictive covenants in bank credit facilities, bonds, other long-term debt agreements, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to pay dividends or make other distributions to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Our business and prospects are heavily dependent on and may be adversely affected by the performance of the PRC property markets, particularly in Zhengzhou.

Our business and prospects depend on the performance of the PRC property market. As of December 31, 2023, we had a total of 104 property projects covering 20 cities in China at various stages of development. We intend to continue to enhance our presence in targeted high-growth cities in China. These property markets may be affected by local, regional, national and global factors, including economic and financial conditions, speculative activities in local markets, demand for and supply of properties, investor confidence, availability of alternative investment choices for property buyers, inflation, government policies, interest rates and availability of capital. Any market downturn in China generally or in cities in which we have or expect to have operations may materially and adversely affect our business, financial condition, and results of operations. Moreover, any oversupply of properties or potential decline in demand for or prices of properties in these cities could also have a material adverse impact on us. In particular, the PRC property market is affected by the recent slowdown of China’s economic growth. There have been increasing concerns over the sustainability of the real estate market growth in China. Any slowdown in the PRC’s economic development could lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of homes, and our homebuyers may also defer, reduce or cancel purchases of our units. We have experienced volatilities in demand from time to time in the recent years due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices. To the extent any fluctuations in the Chinese economy significantly affect homebuyers’ demand for our units or change their spending habits, our results of operations may be materially and adversely affected. The PRC’s economy also faces challenges in the short to medium term. Continued turbulence in the international markets and prolonged declines in consumer spending, including home purchases, as well as any slowdown of economic growth in China, may adversely affect our liquidity and financial condition.

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

Since 2003, PRC commercial banks have been prohibited, under the guidelines of the PBOC, from advancing loans to fund the payment of land use rights. We generate significant cash flow through pre-sale, which are subject to government restrictions. In particular, PRC regulations on the pre-sale of properties generally provide that the proceeds from the pre-sale of a real estate project may only be used for the construction of such project. Any additional potential government restrictions on pre-sale could significantly increase our financing needs. Moreover, our ability to move cash through inter-company transfers or transfer funds from onshore subsidiaries to our offshore parent company is limited by PRC government regulations, which limits our ability to use excess cash resources in one subsidiary to fund the obligations of another subsidiary or our offshore parent company. In addition, reserve requirement applicable to PRC commercial banks generally limits, and any increases in such reserve requirements could further limit, the amount of commercial bank credit available to businesses in China, including us.

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

On February 13, 2017, the Asset Management Association of China issued the Administrative Rules for the Filing of Private Equity and Asset Management Plans by Securities and Futures Institutions No. 4—Investment in Real Estate Developers and Projects by Private Equity and Asset Management Plans, or “Rule 4.” Rule 4 provides that the Asset Management Association of China will temporarily suspend accepting any private equity and asset management plan which makes a direct or indirect investment in any ordinary residential property project located in specified cities where the property prices are considered to have risen too fast, including Beijing, Shanghai, Guangzhou, Suzhou, Tianjin, Wuhan, Zhengzhou, Jinan and Chengdu, where the Company operates. In addition, a private equity and asset management plan may not be used to finance any real estate developer, whether in the form of bank entrusted loans, trust plans or transfers of beneficial interests in assets, for the purpose of acquiring land use rights or supplementing working capital.

On August 20, 2020, PBOC and Ministry of Housing and Urban-Rural Development, or the “MOHURD,” jointly held a conference with 12 major real estate development companies in China. At the conference, PBOC and MOHURD proposed a pilot plan to regulate the financing activity of real estate development companies. The pilot plan sets three goals for real estate development companies: the debt asset ratio will not exceed 70% after deducting advance proceeds from projects sold; net debt to equity ratio will not exceed 100%; and the ratio of balance of cash and cash equivalent to short-term borrowings will be at least 1. Based on the number of goals completed, the upper limit of annual growth rate of interest-bearing liabilities of a real estate development company varies from 5% to 15%. The pilot plan was supposed to become a formal policy in 2021; nevertheless, the governmental authority has not issued any relevant regulations or policies.

On December 31, 2020, PBOC and the China Banking and Insurance Regulatory Commission, or “CBIRC”, collectively issued the Notice on the Establishment of a Concentration Administration System for Real Estate Loans from Banking Financial Institutions, or the “2021 Notice”, which took effect on January 1, 2021. The 2021 Notice divides all Chinese-funded banks into five (5) levels and sets different limitation on banks in different levels to provide real estate loans. For example, the amount of outstanding real estate loans of a bank in Level 1 must not account for more than 40% of its total outstanding RMB loans, while the amount of outstanding real estate loans of a bank in Level 5 must not account for more than 12.5% of its total outstanding loans denominated in RMB.

While the PRC government has adopted or adjusted the measures mentioned above and may adopt or adjust other measures in the future seeking to support the healthy development of the residential real estate market in China, the government policies significantly impacted the residential real estate market in the past few years. For example, a few real estate developers, such as China Evergrande Group, Kaisa Group Holdings Ltd., Yango Group Co. and us, have experienced decreasing transaction volumes in the Chinese residential real estate market, closing of certain financing opportunities and significant challenges and pressure on short-term liquidity in 2021. The crisis has also led to notable bankruptcies, with China’s largest developer, Country Garden, causing investor concerns about potential loan defaults. China Evergrande filed for U.S. bankruptcy in August 2023 while restructuring its debt, having defaulted on a massive $300 billion debt in 2021; it was ordered to liquidate by Hong Kong High Court in January 2024. We cannot assure you that the PRC government will not adopt additional and more stringent industry policies, regulations and measures in the future, nor can we assure you when or whether the existing policies and regulations will be eased or reversed, or otherwise enhanced to some extent in their implementations. If the policies remain unchanged or become more restrictive, they may continue affecting the growth rate of the Chinese residential real estate market, some of which may cause a decline in transaction volumes and average selling prices, prevent developers from raising the capital they need, increase developers’ costs to start new projects and increase the burdens on developers to secure financing on favorable terms or at all. In addition, the slowdown of China’s economic growth as well as the housing market may result in the banks and other financial institutions becoming more cautious in their lending activities, and therefore adversely impact our ability to secure financing. As a result, our business and results of operations may be materially and adversely affected.

In the United States, we currently have three development projects in the Brooklyn, Manhattan and Queens boroughs of New York City. Pre-sale proceeds (i.e., deposits and other sales proceeds received before the conveyance of title to the buyer) cannot be used to finance project construction under local laws and regulations applicable to the New York projects, so we are financing their development through internal funds and bank loans, causing us to utilize more of our own funds to undertake larger construction debt obligations and to bear higher borrowing costs. In January 2024, two of our subsidiaries in the United States filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

As of December 31, 2023, our contractual obligations amounted to US$3,305.1 million, primarily arising from contracted construction costs or other capital commitments for future property developments, operating lease obligations and debt obligations. Of this amount, US$1,939.8 million was due within one year.

There can be no assurance that our internally generated cash flow and external financing will be sufficient for us to meet our contractual and financing obligations in a timely manner. Due to the current measures imposed by the PRC government (as well as other measures that may be imposed in the future) which limit our access to additional capital, as well as restrictions imposed on our conduct under existing debt arrangements, we cannot assure you that we will be able to obtain sufficient funding to finance intended purchases of land and land use rights, develop future projects or meet other capital needs as and when required at a commercially reasonable cost or at all. Our failure to obtain adequate financing in a timely manner and on reasonable terms could severely adversely restrict our ability to complete existing projects, expand our business or repay our obligations and affect our cash flow, liquidity, financial performance and condition.

We are subject to certain restrictive covenants and risks normally associated with debt financing which may limit our ability to take certain corporate actions, including incurring additional debt, which could materially and adversely affect our business and financial condition.

We are subject to certain restrictive covenants in our loan agreements with certain commercial banks. Certain loan agreements contain covenants providing that, among other matters, we or our relevant PRC operating subsidiaries may not enter into mergers, joint ventures or restructurings, decrease our registered share capital, transfer material assets, including shares of subsidiaries, engage in material investments, liquidate, change our shareholding, or distribute dividends without the relevant lenders’ prior written consent or unless we fully settle the outstanding amounts under the relevant loan agreements. In addition, certain of our loan agreements contain cross-default clauses. If any cross-default occurs, these banks are entitled to accelerate payment of all or any part of the loan under their relevant loan agreements and to enforce all or any of the security for such loans. Further, the onshore corporate bonds issued by Xinyuan (China) Real Estate, Ltd., or “Xinyuan China”, our wholly-owned PRC subsidiary, contain restrictions on certain business activities of Xinyuan China when in default on payment of interest or principal, including, among others, limitations on distributions of net income, limitations on certain expenditures, or business combination transactions. Our future bank and other borrowings may contain similar restrictions or cross-default provisions.

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

In addition, our obligations under our senior secured notes are guaranteed by various of our subsidiaries, and the guarantee by our wholly-owned subsidiary, Xinyuan Real Estate, Ltd., which indirectly holds all our assets and operations in China, is secured by a pledge of our shares of the other guarantor subsidiaries subject to limited exceptions. If we default under any of the senior secured notes, the holders thereof may enforce their claims against those shares. In such an event, the holders of the notes could gain ownership of the shares of Xinyuan Real Estate, Ltd., and, as a result, own and control all our subsidiaries in China. We conduct substantially all of our operations in China, and if we default under any of the notes, we could lose control or ownership of our assets and operations in China.

We are overdue on our debt, and we may not be able to work out a viable debt restructuring plan or otherwise maintain our liquidity and financial position. We are exposed to risks associated with our debt restructuring, and our other measures to maintain and improve our liquidity and financial position may not be successful.

As of December 31, 2023, our short-term bank loans and other debt, and current portion of long-term bank loans and other debt amounted to US$1,957.2 million. We did not make payments in full for the June 2022 Senior Secured Notes (as defined below) at maturity on June 29, 2022. The total amount due and payable, including principal and interests, was RMB545.3 million. The default also triggered cross-default of other senior notes issued by us. On August 18, 2023, eligible holders of the defaulted senior notes in the aggregate principal amount of US$307.36 million exchanged their notes and the Company delivered the September 2027 Senior Secured Notes in the aggregate principal amount of US$331.3 million due on September 30, 2027 and US$1.54 million in cash consideration in full satisfaction of the exchange consideration to those eligible holders. The carrying amount of senior notes still in default was US$393.0 million as at December 31, 2023. We also breached certain covenants relating to bank and other borrowings of US$614.0 million as of December 31, 2023. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Securities—Senior Secured Notes.”

We are currently exploring a variety of measures to maintain and improve our liquidity and financial position. We have been proactively making effort to resolve debts both from domestic and foreign institutions since June 2022 and have engaged Alvarez & Marsal Corporate Finance Limited to advise on certain debt matters. We have reached or agreed into resolution or settlement with institutions through various approaches. As of December 31, 2023, we had accumulatively completed debt restructurings amounting to USD$880.6 million, including the rollover of the onshore corporate bonds issued by Xinyuan China, and an exchange offer of the senior secured notes issued by the Company completed in August 2023. The total restructuring amount mentioned above accounts for approximately 45% of the total outstanding balance of our interest-bearing debts. The average maturity extended is around 3 years. The interest saving contributes around RMB350 million annually.

However, there is no assurance as to whether such debt restructuring may be completed or successful. If we cannot work out successfully complete such debt restructuring, we may not be able to maintain our liquidity and continue our normal business operation. Even if we successfully enter into arrangements to restructure or resolve our debt, it is possible that our existing creditors and potential financing providers may impose additional conditions, increase interest rates and demand payment of extension fees or penalties in connection with such arrangements, leaving little or no value for our shareholders.

Our auditor has issued a “going concern” audit opinion, and our ability to continue as a going concern is dependent on our ability to significantly improve our liquidity position.

We experienced net losses of US$413.3 million and US$258.7 million in 2021 and 2022 and net income of US$30.5 million in 2023, respectively. We may continue to incur losses in the future. There is material uncertainty associated with our ability to continue as a going concern. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

In addition, our independent auditor has indicated in its report on our audited financial statements that there exists material uncertainty that could raise doubt about our ability to continue as a going concern. These doubts regarding our ability to continue as a going concern relate to the conditions including that our ability to generate funds to meet short-term operating cash requirements and loan repayments is reliant on our ability to sell the real estate properties we hold, or to obtain alternative financing, and that the timing of these sales is uncertain and as a result the we are currently reliant on long-term investor loans being renewed when they come up for repayment. Such a “going concern” opinion could impair our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives.

Our liquidity and our ability to continue as a going concern is dependent on various factors, to generate cash flows from operations and to arrange adequate financing arrangements to support our working capital requirements, and there are no assurances that we will be successful in our efforts to maintain a sufficient cash balance, report profitable operations in the future or pay our debts as they fall due, any of which could impact our ability to continue as a going concern. Any such inability to continue as a going concern may result in our shareholders losing their entire investment.

If we are unable to manage successfully our expansion into other cities in China, we will not be able to execute our business plan.

A key aspect of our historical business plan has been to expand our residential property development operations into high-growth cities in China, from our initial focus on Zhengzhou. We plan to expand into new cities as suitable opportunities arise. The development of real estate projects in other cities will impose significant demands on our management and other operational resources. Moreover, we will face additional competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each city has its unique market conditions, customer requirements and local regulations related to the local real estate industry. If we are unable to successfully develop and sell projects outside of our existing markets, our future growth may be limited and we may not generate adequate returns to cover our investments in these new markets. In addition, if we expand our operations to other cities with higher land prices, our costs may increase, which may lead to a decrease in our profit margin, or impairments resulting from land value decreases.

We are in the early stages of expanding into markets outside of China, in which we have limited or no development experience and which may require us to spend significant resources, and there can be no assurance that we will be able to succeed in any such market.

While our primary focus continues to be residential real estate markets in high-growth cities in China, we have begun expanding into other markets on an opportunistic basis. In the U.S., we currently have two completed projects, one in the Williamsburg neighborhood of Brooklyn or the “New York Oosten Project” and another one in Manhattan, or the “Hudson Garden Project.” We also have an early-stage project in the Flushing neighborhood of Queens, New York. Any change in federal income tax laws that increase the effective costs of owning a home would have an adverse effect on the demand for homes in the United States, which could negatively affect any properties we may develop in the United States. In 2014, we acquired 100% of the shares of a Malaysian company, which owns offshore landfill development rights for a total area of 170 acres (approximately 687,966 square meters). The reclamation work has been completed as of December 31, 2020. In 2018, we acquired a 50% equity stake in Madison Developments Limited, or “MDL,” the developer of the Amory Tower project (previously named as the Madison project), a 0.38-hectare (approximately 0.94 acre) development located adjacent to Canary Wharf, in London, United Kingdom. See “Item 4. Information on the Company—B. Business Overview” for more information on our projects outside China.

Given our limited experience in markets outside of China market, it may be difficult for us to forecast accurately our future revenue and expenses related to existing and future projects in the United States, the U.K., or Malaysia. Further, locating appropriate future projects in those and other non-China markets and generating future revenue from such projects may require us to expend significant capital and management resources.

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

Our business is sensitive to the general economic conditions in the countries, cities and specific target markets in which we operate. A severe or prolonged downturn in the global economy generally and particularly in the countries or regions in which we have development projects could materially and adversely affect our revenue and results of operations.

The real estate market is sensitive to general economic conditions, financial conditions, including interest rates, availability of capital, employment rates, and other economic and financial conditions in the local market and the broader region or country as well as global economic conditions. Significant downturns and instability in the global economy or in the country and local markets in which we operate or the perception that they could occur, could depress economic activity and restrict our access to capital. In addition, any such events could negatively affect our customers in one or more markets, including their access to financing or willingness to engage in a major financial transaction, such as purchasing a home. As a result, our business, financial condition and results of operations could be negatively affected.

In our China markets, our results of operations, financial condition and prospects are influenced by social, economic, political and legal developments in China. See “—Risks Related to Doing Business in China—Changes in social conditions, political and economic policies of the PRC government may affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.” In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of homes, and our homebuyers may also defer, reduce or cancel purchases of our units. We have experienced volatilities in demand from time to time in the recent years due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices. To the extent any fluctuations in the Chinese economy significantly affect homebuyers’ demand for our units or change their spending habits, our results of operations may be materially and adversely affected.

The PRC economy also faces challenges in the short to medium term. Continued turbulence in the international markets and prolonged declines in consumer spending, including home purchases, as well as any slowdown of economic growth in China, may adversely affect our liquidity and financial condition.

Our U.S. property developments are sensitive to the general economic conditions in the United States and the condition of the U.S. housing market in particular. The U.S. housing industry is highly cyclical and is significantly affected by changes in industry conditions, as well as in global and local economic conditions, such as changes in employment and income levels, availability of financing for buyers, interest rates, levels of new and existing homes for sale demographic, trends and housing demand. Deterioration in industry conditions in the United States or in broader economic conditions could have additional material adverse effects on our business expansion in the United States and financial results.

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

Substantially all of our project construction and related work are outsourced to third-party contractors, and their performance may not meet our level of standards or specifications. Negligence, delay or poor work quality by contractors may result in defects in our buildings or residential units, which could in turn cause us to suffer financial losses, harm our reputation or expose us to third-party claims. If the performance of any third-party contractor is not satisfactory or is delayed, we may need to replace such contractor or take other actions to remedy the situation, which could adversely affect the cost and construction progress of our projects, and which could cause the completion of our property developments to be delayed. We work with multiple contractors on different projects and cannot guarantee that we can effectively monitor their work at all times. Although our construction and other contracts contain provisions designed to protect us, we may be unable to successfully enforce these rights and, even if we are able to successfully enforce these rights, the third-party contractors may not have sufficient financial resources to compensate us. Moreover, the contractors may undertake projects from other property developers, engage in risky undertakings or encounter financial or other difficulties, such as supply shortages, labor disputes or work accidents, which may cause delays in the completion of our property projects or increases in our costs. In addition, consistent with what we believe is the customary industry practice in China, our contractors typically do not maintain insurance coverage on our properties under construction.

We may be unable to complete our property developments on time or at all and any construction delays, or failure to complete a project according to our planned specifications or budget, may delay our property sales, which could adversely affect our revenue, cash flows and our reputation.

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

Any construction delays, or failure to complete a project according to our planned specifications or budget, may delay our property sales, which could adversely affect our revenue, cash flows and our reputation.

Under PRC laws and regulations and our pre-sale contracts, we are required to compensate purchasers for late delivery of or failure to complete our pre-sold units. If the delay extends beyond the contractually specified period, the purchasers may become entitled to terminate the pre-sale contracts and claim damages. We are also unable to guarantee that any legal proceedings or renegotiations resulting from delays or failures to deliver will have a favorable outcome. For more information, see “—We may become involved in legal and other proceedings from time to time and may suffer significant liabilities or other losses as a result.”

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

We depend on cash flows from pre-sale of properties as an important source of funding for our property development projects. Under current PRC laws and regulations, property developers must fulfill certain conditions before they can commence pre-sale of the relevant properties and may only use pre-sale proceeds to finance the construction of the specific developments. In addition, a number of provinces and cities in which we are operating business, such as Tianjin, Sichuan, Zhejiang and Qingdao, have established local rules and conditions for the pre-sale permits application, especially for the custody of pre-sale funds. Such local regulatory measures have not materially affected or restricted our operation or our use of pre-sale funds yet. However, we cannot assure you that the PRC national government or the local governmental authorities will not implement further restrictions on the pre-sale of properties, which may affect our cash flow position and force us to seek alternative sources of funding for much of our property development business.

The results of our operations may fluctuate from period to period as we derive our revenue principally from the sale of properties and we rely on our unsold inventory of units.

We derive the majority of our revenue from the sale of properties that we have developed. Our results of operations tend to fluctuate from period to period due to a combination of factors, including the overall schedule of our property development projects, the timing of the sale of properties that we have developed, the size of our land bank, our revenue recognition policies and changes in costs and expenses, such as land acquisition and construction costs. The number of properties that we can develop or complete during any particular period is limited due to the size of our land bank, the substantial capital required for land acquisition and construction, as well as the development periods required before positive cash flows may be generated. For real estate sales contracts for which we have an enforceable right to payment for performance completed to date, revenue is recognized over time by measuring the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the asset. In addition, several properties that we have developed or that are under development are large scale and developed in multiple phases over the course of one to several years. The selling prices of the residential units in larger-scale property developments tend to change over time, which may impact our sales proceeds and, accordingly, our revenue for any given period. Furthermore, our property development projects may be delayed or adversely affected by a combination of factors beyond our control, which may in turn adversely affect our revenue recognition and consequently our cash flows or results of operations. As a result of the fluctuations in our operating results, our period-to-period comparisons of results of operations and cash flow positions may not be indicative of our future results of operations and may not be taken as meaningful measures of our financial performance for any specific period.

The recognition of our real estate revenue and costs is dependent upon our estimation of our total project revenue and costs.

For real estate sales contracts for which we have an enforceable right to payment for performance completed to date, revenue is recognized over time by measuring the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the asset. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies.” Under both methods, revenue and costs are calculated based on an estimation of total project costs and total project revenue, which are revised on a regular basis as the work progresses. Any material deviation between actual and estimated total project revenue and costs may result in an increase, a reduction or an elimination of reported revenue or costs from period to period, which will affect our gross profit and net income.

We face risks related to our back-to-back loans.

With our operations in the U.S. markets and now other non-PRC jurisdictions, we have seen and expect to continue to experience an increasing need of non-RMB financings with respect to project developments and future expansions. We currently satisfy our non-RMB denominated financing requirements through four ways: dividends distributions from our PRC subsidiaries, which are subject to 10% withholding tax payment, back-to-back loan arrangements, high-yield bond issuances and construction loan financing from local banks. Under back-to-back loan arrangements, our PRC subsidiaries make deposits denominated in RMB into banks in China as collateral to request the banks in China to issue standby letters of credit denominated in U.S. dollars or other currencies in the same amount as the RMB collateral to their outbound branches, and our project companies outside the PRC enter into loans denominated in U.S. dollars or other currencies with such outbound branches in the same amount specified in such standby letters of credit in accordance with to the Provisions on the Administration of Foreign Exchange for Cross-border Guarantee issued by the State Administration of Foreign Exchange of the People’s Republic of China, or the “SAFE,” effective June 1, 2014. SAFE registration requirements apply to overseas back-to-back loan arrangements and the use of proceeds of such loans must comply with certain requirements. On August 4, 2017, the National Development and Reform Commission, or the “NDRC,” Ministry of Commerce, or the “MOFCOM,” PBOC and Ministry of Foreign Affairs, or the “MFA,” jointly issued Guiding Opinions on Further Directing and Regulating the Direction of Overseas Investments, or “Opinion 74.” Under Opinion 74, outbound investment into real estate industry is restricted. The back-to-back loan arrangement may face strict scrutiny of banks in China. Any change in laws or regulations to restrict or forbid back-to-back loan transactions in the future may adversely affect our non-PRC companies’ financing. In addition, we are exposed to exchange rate fluctuation and foreign exchange control risks under the current back-to-back loan model, which may adversely affect our business condition and results of operation.

We rely on our key management members and the loss of their services or investor confidence in such personnel could have a material adverse effect on our business, results of operations and financial condition.

We depend on the services provided by key management members. Competition for management talent is intense in the property development sector. We rely on the leadership, expertise, experience and vision of our directors and senior management team. In particular, we are highly dependent on Mr. Yong Zhang, our founder and Chairman. We do not maintain key employee insurance. In the event that we lose the services of any key management member, we may be unable to identify and recruit suitable successors in a timely manner or at all, which will adversely affect our business and operations and we may incur additional expenses to recruit, train and retain qualified personnel. Moreover, we may need to employ and retain more management personnel to support an expansion into high-growth cities on a much larger geographical scale as well as our expansion in the U.S., Malaysia, the U.K. and other areas. If we cannot attract and retain suitable personnel, especially at the management level, our business and future growth will be adversely affected.

We provide guarantees for the mortgage loans of our customers in China, which expose us to risks of default by our customers.

We pre-sell properties before actual completion and, in accordance with PRC industry practice, our customers’ mortgage banks require us to guarantee our customers’ mortgage loans. Typically, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total mortgage loan amount until the completion of the registration of the mortgage with the relevant mortgage registration authorities, which generally occurs within six to 12 months after the purchasers take possession of the relevant properties. In line with what we believe to be industry practice, we rely on the credit evaluation conducted by mortgagee banks and do not conduct our own independent credit checks on our customers. The mortgagee banks typically require us to maintain, as restricted cash, up to 10% of the mortgage proceeds paid to us as security for our obligations under such guarantees. If a purchaser defaults on its payment obligations during the term of our guarantee, the mortgagee bank may deduct the delinquent mortgage payment from the security deposit. If the delinquent mortgage payments exceed the security deposit, the banks may require us to pay the excess amount. If multiple purchasers’ default on their payment obligations, we will be required to make significant payments to the banks to satisfy our guarantee obligations. Factors such as a significant decrease in housing prices, increase in interest rates or the occurrence of natural catastrophes, among others, could result in a purchaser defaulting on its mortgage payment obligations. If we are unable to resell the properties underlying defaulted mortgages on a timely basis or at prices higher than the amounts of our guarantees and related expenses, we will suffer financial losses. We paid US$3,723,398, US$4,068,840 and US$2,286,938 to satisfy guarantee obligations related to customer defaults in 2021, 2022 and 2023 respectively.

As of December 31, 2022 and 2023, our outstanding guarantees in respect of our customers’ mortgage loans amounted to US$2,110.5 million and US$1,926.4 million, respectively. If substantial defaults by our customers occur and we are called upon to honor our guarantees, our financial condition, cash flow and results of operations will be materially adversely affected.

Our level of indebtedness could have an adverse effect on our financial condition, diminish our ability to raise additional capital to fund our operations and limit our ability to explore business opportunities.

As of December 31, 2023, the outstanding balance of our total indebtedness amounted to US$1,957.2 million. Our level of indebtedness could have an adverse effect on us. For example, it could:

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

The rates of interest payable on our PRC long-term bank loans are adjustable based on the range of 92.63% to 189.47% of the PBOC benchmark rate, which fluctuates from time to time. As of December 31, 2023, the principal amount of our aggregate outstanding variable rate debt was US$777.8 million. A hypothetical 1% increase in annual interest rates would increase our interest expenses by US$7.78 million based on our debt level on December 31, 2023. In connection with our U.S. projects and U.K. projects, we enter into U.S. dollar and British pound denominated loans, which will subject us to additional interest rate fluctuation risks, including fluctuations of the London Interbank Offered Rate, or LIBOR, and the Secured Overnight Financing Rate, or SOFR. For a further discussion of interest rate sensitivity, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

We are subject to potential environmental liability.

We are subject to a variety of laws and regulations concerning the protection of health and the environment. The particular environmental laws and regulations that apply to any given development site vary significantly according to the site’s location and environmental condition, the present and former uses of the site and the nature of the adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs and can prohibit or severely restrict project development activity in environmentally-sensitive regions or areas. Although the environmental investigations conducted by local PRC environmental authorities have not revealed any environmental liability related to our China projects that we believe would have a material adverse effect on our business, financial condition or results of operations to date, it is possible that these investigations did not reveal all environmental liabilities and that there are material environmental liabilities of which we are unaware. We cannot assure you that future environmental investigations will not reveal material environmental liability. Also, we cannot assure you that the PRC, United States, Malaysian or U.K. governments will not change the existing laws and regulations or impose additional or stricter laws or regulations, the compliance of which may cause us to incur significant capital expenditure. See “Item 4. Information on the Company—B. Business Overview—Environmental Matters.”

Our business expansion and business diversification require proper allocation of our management resources and qualified employees.

In recent years, we expanded our operations into the U.S., Malaysia and the U.K. while also expanding our operations in China. Such expansion, with more diversified business focuses in terms of market regions and types of business, demand proper allocation of our management resources. In addition, our Malaysia acquisition which involves land reclamation activities, our acquisitions of Beijing Ruizhuo Xitou Development Co., Ltd., or “Xitou,” Beijing Ruizhuo Xichuang Technology Development Co., Ltd., or “Xichuang,” and Beijing I-Journey Science and Technology Development Co., Ltd., or “I-Journey,” which extends the Group’s business to providing real estate and property management related technology services, in which we have no prior experience and which presents risks we have not previously encountered or dealt with, may require additional skill sets on the part of our management. If our management fails to satisfy these increased demands, we may not be able to carry out our business expansion and project development successfully. In addition, if we are unable to recruit or retain a sufficient number of qualified employees for the continuation and expansion of our business, our business and prospects may be adversely affected.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. There may be license and compliance requirements regarding new lines of business, including special requirements for foreign-invested enterprises. The development and marketing of new lines of business or new products and services could distract our management from our core business. In addition, we may invest significant time and resources into these new lines of business or new products and services. Initial timetables for the introduction and development of new lines of business or new products and services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business or new product or service could have a significant impact on the effectiveness of our system of internal control. Particularly, we cannot assure that our investment in certain technology development activities, including our development of smart home technology products, cloud-based enterprise resource planning software and online property sales platform will be successful or have positive impacts on our business. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.

Failure to maintain the security of our information and technology networks, including personally identifiable and customer information, as well as uncertainties with respect to the interpretation and implementation of cybersecurity review procedures and proprietary business information, could significantly adversely affect us.

In China, the government is still ramping up regulations with regard to personal information protection. On October 1, 2020, the Information Security Technology—Personal Information Security Specification (GB/T 35273-2020), or the “2020 Specification,” took effect. Although the 2020 Specification is a recommended guideline, and it is not enforceable by law, the authority will use this standard to evaluate our compliance with China’s legal guidelines and regulations regarding personal information protection. On August 20, 2021, the Standing Committee of the National People’s Congress, or “SCNPC,” promulgated the Personal Information Protection Law of the PRC, or the “Personal Information Protection Law,” which integrates various rules with respect to personal information rights and privacy protection. The Personal Information Protection Law, which took effect on November 1, 2021, seeks to protect the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within China, as well as certain personal information processing activities conducted by entities outside China for natural persons within China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. The Personal Information Protection Law provides severe punishment for violations of the regulations relating to the processing of personal information.

The relevant regulatory authorities in China continue to monitor websites and networks in relation to the protection of personal data, privacy and information security, and may impose additional requirements from time to time. For example, the SCNPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for a security review procedure for data that may affect national security. Furthermore, on December 28, 2021, the Cyberspace Administration of China, or the “CAC,” the NDRC, the Ministry of Industry and Information Technology, or the “MIIT,” and several other administrations jointly published the Measures for Cybersecurity Review, which became effective on February 15, 2022. The Measures for Cybersecurity Review provide that certain operators of critical information infrastructure engaged in the purchasing of network products and services, and certain network platform operators carrying out data processing activities that affect or may affect national security, must apply with the Cybersecurity Review Office to conduct a cybersecurity review. On July 30, 2021, the State Council issued the Security Protection Regulations for Critical Information Infrastructure, or the “Regulation for CII,” which became effective on September 30, 2021. The Regulation for CII specifies that CII refers to important Internet facilities and information systems in significant industries, such as public communication, information services, energy, traffic, hydraulic engineering, financing, public services, e-government, national defense technology, and other facilities that once destroyed, lost function or data leakage, may seriously endanger national security, national economy, people’s livelihood, and public interest. However, the scope of operators of “critical information infrastructure” under the current regulatory regime remains unclear and is subject to further decisions of competent PRC regulatory authorities.

On November 14, 2021, the CAC published a draft version of the Administrative Measures for Internet Data Security, or the “Draft Measures for Internet Data Security,” which propose that data processors conducting the following activities would also need to apply for cybersecurity review procedures: (i) mergers, reorganizations or divisions of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests that affect or may affect national security; (ii) overseas listings, if the data processor processes an amount of personal information relating to over one million users; (iii) listings in Hong Kong which affect or may affect national security; or (iv) other data processing activities that affect or may affect national security. There currently is no public timetable as to when or whether the Draft Measures for Internet Data Security will be enacted. As such, substantial uncertainties still exist with respect to the potential timing of obligations, the regulation’s final content, as well as its interpretation and implementation. Regardless of such uncertainties, if in the future these or other regulations were to require us to perform a cybersecurity review, then any failure to obtain approval or clearance from the regulatory authorities with respect to our cybersecurity review could materially constrain our liquidity and have a material adverse impact on our business operations and financial results, especially if any additional capital or financing were to be needed.

The PRC regulatory authorities have also undertaken recent efforts to enhance the supervision and regulation of cross-border data transmissions. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transmission, which came into effect on September 1, 2022 and regulate security assessment procedures with respect to cross-border data transfers by data processors of important data and personal information that is collected and generated during operations within the PRC. The Measures for the Security Assessment of Cross-border Data Transmission provide a six-month transition period (beginning from the regulation’s effective date) for data processors to rectify their compliance with the security assessment requirements with regard to cross-border data transfers carried out before these measures take effect (September 1, 2022). On March 22, 2024, the CAC issued the long-awaited Provisions on Facilitating and Regulating Cross-Border Data Transfers, effective as of the same date. The CAC simultaneously updated the Guidelines to Applications for Security Assessment of Outbound Data Transfers and the Guidelines for Filing the Standard Contract for Outbound Cross-Border Transfer of Personal Information to harmonize the current rules applicable to cross-border data transfers. These regulations benefit many multinational companies that are involved in the transfer of personal information and other data out of China. The essence of these regulations consists of exceptions to existing data compliance requirements (such as the need to conduct “security assessments” and to complete “standard contracts”) set out under pre-existing laws and regulations concerning outbound cross-border data transfers.

Regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. In particular, the Draft Measures for Internet Data Security are still uncertain and in a draft state, and we cannot assure that, once implemented (if they are ever implemented), relevant governmental authorities will not interpret or implement this and other laws or regulations in ways that may negatively affect us. Security breaches and other disruptions of our information and technology networks could compromise our information and expose us to liability, reputational harm and significant remediation costs, which could cause material harm to our business and financial results. In the ordinary course of our business, we collect and store sensitive data, including our proprietary business information, and information relating to our customers and information of our employees, contractors and vendors, in our networks. Despite our security measures, and those of our third-party service providers, our information technology and infrastructure may be vulnerable to attacks by third parties or breached due to employee error, malfeasance or other disruptions. A significant theft, loss, corruption, exposure, fraudulent use or misuse of customer, employee or other personally identifiable or proprietary business data, noncompliance with our contractual or other legal obligations regarding such data could result in significant remediation and other costs, fines, litigation or regulatory actions against us. Such an event could additionally disrupt our operations, harm our relationships with contractors and vendors, damage our reputation, result in the loss of a competitive advantage, which could adversely affect our business, revenue, competitive position and investor confidence. Additionally, we rely on third parties to support our information and technology networks, and as a result have less direct control over our data and information technology systems. These third parties are also vulnerable to security breaches and compromised security systems, for which we may not be indemnified and which could materially adversely affect us.

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

As of December 31, 2023, we had approximately 86,951, 116,288, 12,187, 18,936 and 3,904 square meters of retail investment properties in Zhengzhou, Xi’an, Changsha, Chengdu and Kunshan, in China, and approximately 28,090 square feet of retail investment properties in New York, respectively. As of December 31, 2023, we also had four projects under construction at which we plan to develop commercial property for lease with a planned GFA of approximately 203,270 square meters. We anticipate that we may prudently and gradually increase our retail and commercial investment properties as appropriate opportunities arise in the future. Any form of real estate investment is difficult to liquidate and, as a result, our ability to sell our properties in response to changing economic, financial and investment conditions is limited. In addition, we may also need to incur operating and capital expenditures to manage and maintain our properties, or to correct defects or make improvements to these properties before selling them. We cannot assure you that we can obtain financing at a reasonable cost for such expenditures, or at all.

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

We have partnered with a number of business partners and established joint ventures with third parties and may continue to do so in the future. The performance of such business ventures has affected, and will continue to affect, our results of operations and financial position. We and our business venture partners provided capital to our jointly established project companies in proportion to our shareholding percentages in order to fund such project companies’ land acquisition efforts and working capital requirements. Once these project companies commence pre-sale and generate cash flow, they will repay such capital to us on demand. Therefore, the timing of such business ventures’ capital requirements, the financial performance of these business ventures and their ability to repay may materially and adversely affect our results of operations. With respect to our subsidiaries with minority interest holders, our consolidated financial results may be directly impacted and the profit attributable to our Group may be diluted. With respect to joint ventures and associates, we generally expect to incur share of loss in such joint ventures or associates until their respective development of property projects completes and starts to contribute revenue. As of December 31, 2021, 2022 and 2023, we had a total of 16, 14 and 14 joint ventures, respectively.

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

Our failure to successfully manage our business expansion would have a material adverse effect on our results of operations and prospects.

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

Any difficulty meeting the foregoing or similar requirements could significantly delay or otherwise constrain our ability to implement our expansion plans or result in failure to achieve the expected benefits of the combination or acquisition or write-offs of acquired assets or investments, which in turn would limit our ability to increase operational efficiency, reduce costs or otherwise strengthen our market position. Failure to obtain the intended economic benefits from the business expansion could adversely affect our business, financial condition, results of operations and prospects. In addition, we may also experience mixed results from our expansion plans in the short term.

Regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the “M&A Rules,” which became effective on September 8, 2006 and was amended on June 22, 2009, and the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, or the “Security Review Rules,” issued by MOFCOM in August 2011. These laws and regulations impose requirements in some instances that MOFCOM must be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law of PRC requires that the anti-monopoly enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that any concentration of undertakings involving variable interest entities is subject to anti-monopoly review. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the NDRC and the MOFCOM jointly issued the Measures for the Security Review for Foreign Investment, which took effect on January 18, 2021. These measures set forth the provisions concerning the security review mechanism on foreign investment, including, among others, the types of investments subject to review, and the review scopes and procedures. In the future, we may grow our business by acquiring complementary businesses. On January 22, 2024, the Provisions of the State Council on Filing Thresholds for Business Concentrations came into effect, which raised the filing threshold concerning the revenues of parties participating in business concentrations to be consistent with the current Anti-Monopoly Law of PRC, and, to a certain degree, to alleviate the burdens of PRC regulatory compliance applicable to acquisition activities. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the MOFCOM and other PRC government authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that MOFCOM or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to do so, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China.

The approval of the CSRC, may be required if we intend to do a follow-on equity offering in the future, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules require an overseas special purpose vehicle, or “SPV,” formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the China Securities Regulatory Commission, or the “CSRC,” prior to the listing and trading of such SPV’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our follow-on offering of securities may be subject to approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and any failure to obtain or delay in obtaining the CSRC approval for such future offering would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

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

As of the date of this annual report, we are not required by the CSRC to make the above filings. However, if we conduct a new issuance of securities on the stock market, we are required by the Overseas Listing Trial Measures to fulfill relevant filing obligations within three working days upon the competition of the new securities offering. If we are found in violation of these provisions or measures, the competent Chinese authorities may impose administrative regulatory measures, such as orders for correction, warnings, and fines, and may subject us to legal liability in accordance with PRC laws and regulations.

Our development plan may be adversely affected in the event that relocation issues related to government housing expropriations are not successfully settled by the relevant PRC governmental authorities.

We acquire property for development through bidding, auctions and listing procedures held by the government or through acquisitions of third parties. Some of the property we acquire from the government may have been made available through expropriation. On January 21, 2011, the PRC State Council issued the Regulations on the Expropriation and Compensation of Houses on State-owned Land, which provides that government entities at the city and county level are responsible for overseeing housing expropriation and compensation within their respective administrative regions. The regulations mandate that a compensation agreement be entered into between the relevant housing expropriation department and the entities or individuals whose houses have been expropriated addressing, among others things, the mode of payment and the amount of compensation, the period of payment, the removal expenses, temporary placement or transitional housing expenses, losses from the closure of business operations, the time period within which the entities or individuals must vacate the expropriated premises, the type of transitional accommodation and the period of transition. The compensation payable may not be less than the market value of property of a similar nature as of the date of issuance of the expropriation notice. Under the regulations, property developers are prohibited from participating in the relocation arrangements. Given the fact that the completion of the relocation procedures is the condition precedent for the relevant PRC governmental authorities to grant land use rights, any failure of the PRC governmental authorities in handling the relocation issues may cause substantial delays in the granting process of land use rights. If we cannot obtain the land use rights from the relevant governmental authorities in time, our development plan may be delayed, and we may not be able to complete the development and sell the property according to plan. This will, in turn, adversely affect our business operations.

We do not have insurance to cover potential losses and claims.

We do not maintain insurance policies for properties that we have delivered to our customers, and we maintain only limited insurance coverage against potential losses or damages with respect to our properties in the PRC before their delivery to customers. Although we require our contractors to carry insurance, we believe most of our contractors do not comply with this requirement. Our contractors may not be sufficiently insured themselves or have the financial ability to absorb any losses that arise with respect to our projects or pay our claims. In addition, there are certain types of losses, such as losses due to earthquakes, which are currently uninsurable in China. While we believe that our practice is in line with the general practice in the PRC property development industry, there may be instances when we will have to internalize losses, damages and liabilities because of the lack of insurance coverage, which may in turn adversely affect our financial condition and results of operations. In addition, while we carry limited insurance on our operations in the United States, Malaysia and the U.K., such insurance may not be adequate to compensate us for any losses, damages and liabilities we might incur with regard to our properties.

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

We obtained completion acceptance certificates for all of our completed properties as of December 31, 2023. However, we cannot be certain that local government authorities will not determine that the total constructed GFA upon completion of our existing projects under development or any future property developments exceed the relevant authorized GFA. Any such non-compliance could lead to additional payments or penalty, which would adversely affect our financial condition. We have not incurred material amounts of any such payments or penalties since the founding of our company.

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

We are statutorily required to assist our customers in their application process for property ownership certificates within 90 days after delivery of property, or such other period contracted with our customers, including in the way of submitting required materials to the real estate administration of the place where the house is located within 60 days from the day of delivery, passing various governmental clearances, formalities and procedures. If we failed to submit the required materials for property right registration within such period, we may be given a disciplinary warning and be ordered to take remedial measures within specified time limit, or be fined not less than RMB20,000 but not more than RMB30,000. Besides, under our typical sales contract, we are liable for any delay in the submission of the required documents as a result of our failure to meet such requirements, and are required to compensate our customers for delays. In the case of delays of submission of required documents, we are required under contracts with our customers to pay compensation to our customers and our reputation and results of operations may be adversely affected.

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

We have been, in the past, and may be, in future, involved in disputes with various parties relating to the acquisition of land use rights, the development and sale of our properties or other aspects of our business and operations. These disputes may lead to legal or other proceedings and may result in substantial costs and diversion of resources and management’s attention. Disputes and legal and other proceedings may require substantial time and expense to resolve, which could divert valuable resources, such as management time and working capital, delay our planned projects and increase our costs. Third parties that are found liable to us may not have the resources to compensate us for our incurred costs and damages. We could also be required to pay significant costs and damages if we do not prevail in any such disputes or proceedings. In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings and unfavorable decrees that result in pecuniary liabilities and cause delays to our property developments. On December 19, 2023, we received subpoenas from the SEC in connection with certain loans and compensations. Any unfavorable judgment in our current legal proceedings or any involvement in further legal proceedings or disputes may materially and adversely affect our business, financial condition and results of operations. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

The relevant PRC tax authorities may challenge the basis on which we have been paying our land appreciation tax obligations and our results of operations and cash flows may be affected.

Under PRC laws and regulations, our PRC subsidiaries engaging in property development are subject to land appreciation tax, or “LAT,” which is levied by the local tax authorities. All taxable gains from the sale or transfer of land use rights, buildings and their attached facilities in the PRC are subject to LAT at progressive rates ranging from 30% to 60%. Exemptions are available for the sale of ordinary residential properties if the appreciation values do not exceed certain thresholds specified in the relevant tax laws. Gains from the sale of commercial properties, luxury residential properties and villas are not eligible for this exemption.

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

According to the Interim Regulations on Real Property Tax of the PRC, or the “Real Property Tax Regulations,” which were amended on January 8, 2011, real property tax shall be paid by the property owners based on the residual value of real property following a subtraction of 10% to 30% from the original value of the property, and the specific range of subtraction, the tax payment period and the detailed implementing rules shall be decided or formulated by the local governments of provinces. Although the PRC government has been considering imposing real property tax on a nationwide scale, most of the provinces have not promulgated any detailed implementing rules about real property tax or levy the real property tax yet. In another attempt to cool the real estate market, the PRC government has designated Shanghai and Chongqing as trial regions to impose the real property tax, and in response, on January 27, 2011, both Shanghai and Chongqing implemented local rules regarding the imposition of real property tax, with these rules taking effect on January 28, 2011, with Chongqing amending its rules on January 13, 2017. On February 20, 2013, the PRC State Council, in an executive meeting, stated a new policy regarding the real property tax that the government would select more trial regions for the real property tax that year. However, most provinces still have not implemented any local rules regarding the imposition of real property tax yet. Real property tax regulations may eventually be officially implemented at the national level; any such regulation could significantly impact the real estate market. In light of these developments, we cannot guarantee that our operations will not be adversely affected.

Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax.

The Enterprise Income Tax Law of the PRC, or the “EIT Law,” became effective as of January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, and the Implementation Rules for the EIT Law issued by the PRC State Council became effective as of January 1, 2008 and was amended on April 23, 2019. The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the Implementation for the EIT Law. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our PRC subsidiaries. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our PRC subsidiaries, it will materially and adversely affect the amount of dividends received by us from our PRC subsidiaries.

We may be deemed a PRC resident enterprise for PRC tax purposes under the EIT Law and be subject to the PRC taxation on our worldwide income.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income. Under the Implementation Rules for the EIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Under the Notice on the Issues Regarding Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria, or “Circular 82,” which was retroactively effective as of January 1, 2008 and amended on November 8, 2013, January 29, 2014 and December 29, 2017, an overseas incorporated, domestically-controlled enterprise will be recognized as a PRC resident enterprise if it satisfies certain conditions. Further, the State Administration of Taxation, or the “SAT,” issued the Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or “Bulletin 45,” which became effective on September 1, 2011, and was amended on April 17, 2015, June 28, 2016 and June 15, 2018, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarified certain issues relating to the determination of PRC tax resident enterprise status, post-determination by administration and the authorities responsible for determining offshore-incorporated PRC tax resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the in-charge tax authorities from an offshore-incorporated PRC tax resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC tax resident enterprise. However, as Circular 82 and Bulletin 45 only apply to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents or non-PRC enterprises such as our company. It is still unclear whether PRC tax authorities would require us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations. Notwithstanding the foregoing, the EIT Law also provides that, if a PRC resident enterprise already invests in another PRC resident enterprise, the dividends received by the investing resident enterprise from the invested resident enterprise will be exempt from PRC income tax, subject to certain qualifications. Therefore, if we are classified as a PRC resident enterprise, the dividends received from our PRC subsidiaries may be exempt from income tax in China. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company with indirect ownership interests in PRC resident enterprises through intermediary holding companies.

Dividends payable by us to our non-PRC investors and gain on the sale of our ADSs may become subject to taxes under PRC tax laws.

Under the Implementation Rules for the EIT Law, a PRC income tax rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. For non-PRC individual investors, under the PRC Individual Income Tax Law, if we are deemed as a PRC “resident enterprise,” there could be a PRC income tax at a rate of 20% for such dividends or gains, if such income is considered as having been derived from within China. It is unclear whether dividends we pay with respect to our ADSs, or the gain you may realize from the transfer of our ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the Implementation Rules for the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or non-PRC individuals, or if you are required to pay PRC income tax on the transfer of our ADSs, the value of your investment in our ADSs may be materially and adversely affected.

Indirect Transfers of Equity Interests in PRC Tax Resident Enterprises by Non-resident Enterprises May Cause Uncertainty on Tax Liabilities.

On February 3, 2015, the SAT issued the Circular on issues of enterprise Income Tax on Indirect Transfer of Assets by Non-PRC Resident Enterprise, or “Circular 7,” which extends its tax jurisdiction to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. In October 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or “SAT Bulletin 37,” which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer other than transfer of shares or ADSs acquired and sold on public markets may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10%. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

We record our real estate properties projects, completed and under development, at the lower of carrying amounts or fair value less selling costs. In accordance with ASC 360, “Property, Plant and Equipment,” real estate property projects, completed and under development, are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets. We have not recognized any fair value losses from our real estate properties projects, completed and under development. If the projected profitability of a given project deteriorates due to a decline in the pace of unit sales, a decline in selling prices, or some other factor, such project is reviewed for possible impairment by comparing the estimated future undiscounted cash flows for the project to its carrying value. If the estimated future undiscounted cash flows are less than the project’s carrying value, the project is written down to its estimated fair value. If business conditions deteriorate, there is a potential risk that impairment charges will be recorded, which may have a material adverse effect on our results of operation.

Failure to protect our brand or trademark may adversely affect our business.

We own trademarks for “鑫苑” in the form of Chinese characters and our company logo in the PRC, the United States, the U.K., EU, New Zealand, Australia, Singapore and Korea. We rely on those countries’ intellectual property and anti-unfair competition laws and contractual restrictions to protect brand name and trademarks. We believe our brand, trademarks and other intellectual property rights are important to our success. Any unauthorized use of our brand, trademarks and other intellectual property rights could harm our competitive advantages and business. Monitoring and preventing unauthorized use are difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, our reputation may be harmed and our business may be adversely affected.

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

The United States Foreign Corrupt Practices Act, or “FCPA,” generally prohibits companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate and retain employees in China, the United States, Malaysia and the U.K., and we rely on our management structure, regulatory and legal resources and effective operation of our compliance program to direct, manage and monitor the activities of our employees. Despite our training, oversight and compliance programs, we cannot assure you that our internal control policies and procedures always will protect us from deliberate, reckless or inadvertent acts of our employees or agents that contravene our compliance policies or violate applicable laws. Our continued expansion in China and the United States could increase the risk of such violations in the future. Expansion into other countries could expose us to additional anti-bribery or anticorruption laws, and we could face additional risks if expand our operations into countries where the compliance culture is less robust. Violations of the FCPA, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations or financial condition.

Risks Related to the Residential Property Industry in China

Our operations are highly subject to government policies and regulations in the real estate market.

The real estate industry in China is subject to constant and drastic policy changes by the PRC government. Since 2010, the PRC government has been tightening its control of the real estate market with the aim of curbing increases in property prices while also, since early 2015, trying to stimulate the market to reduce inventory. A number of rules and regulations have been set forth by various PRC authorities concerning the real estate market. See “Item 4. Information on the Company — B. Business Overview — Regulation — China” for more details on some of the PRC regulations.

Since 2016, the local governments of several cities in the PRC have implemented a series of measures designed to stabilize the growth of the property market on a more sustainable level. These tightening measures have affected some of the cities where we operate, including Zhengzhou, Suzhou, Chengdu, Jinan, Tianjin, Beijing, Xi’an and Changsha. Since 2017, certain local governments in the PRC further implemented measures to control the increase of property sale prices and stabilize the real estate market. For example, in March 2017, the municipal city of Tianjin requested non-local residents to provide social insurance certificates and individual income tax contribution certificates issued by Tianjin’s competent authorities before such non-local residents were permitted to purchase a residential property. In April 2018, Hainan province adopted measures to limit each local resident from purchasing more than one residential property. In September 2020, the city of Chengdu adopted a five-year limit for residents to transfer or sell newly purchased residential property. These measures regulate various aspects of the property market, including: (i) land acquisition financing, (ii) pre-sale management, (iii) sale price restriction (for example, Suzhou requires developers to file sale prices at the price filing systems of relevant authorities), (iv) purchaser qualification and (v) purchaser financing. These local measures may also cause adverse and material impacts on our business operations and financial results. Since 2024, many tightening measures in the above-mentioned cities have been abolished or relaxed to a certain extent. For example, in April 2024, Tianjin issued a policy providing that residents of Beijing and Hebei, and those employed in Beijing and Hebei, should be entitled to enjoy the same housing purchase policies as local residents in Tianjin. In January 2024, several cities in Hainan Province also started to relax certain aspects of the previous restrictions in those cities. For instance, in Haikou, families with multiple children are permitted to purchase an additional residential property compared to the number permitted under the previous policies. In April 2024, Chengdu completely abolished its existing restrictions on residential property purchases.

Despite the above, the PRC government can still issue and impose policies and regulatory measures on the PRC real estate sector that could limit our access to required financing and other capital resources, adversely affect the property purchasers’ involved ability to obtain mortgage financing or significantly increase the cost of mortgage financing, reduce market demand for our properties and increase our operating costs. We cannot be certain that the PRC government will not issue additional (or will not restore previously abolished or relaxed) stringent regulations or measures, or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations, which could substantially reduce the number of our pre-sold properties and our cash flow from operations and substantially increase our financing needs, which would in turn materially and adversely affect our business, financial condition, results of operations and prospects.

The PRC government has adopted various measures to regulate foreign investment in the property development industry and may adopt further restrictive measures in the future.

The PRC government has implemented a number of regulations and measures governing foreign investment in the property development industry.

In July 2006, the Ministry of Construction, MOFCOM, the NDRC, the PBOC, the State Administration for Industry and Commerce, or the “SAIC,” and the SAFE, issued the Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market, amended on August 19, 2015, which impose significant requirements on foreign investment in the PRC real estate sector. For instance, these opinions set forth requirements for the procedures to set up a foreign-invested real estate enterprise, or the “FIREE,” and the thresholds for a FIREE to borrow domestic or overseas loans. In addition, since June 2007, a FIREE approved by local authorities is required to file such approvals with the MOFCOM or its provincial branches. We cannot assure that any FIREE that we establish, or whose registered capital we increase, will be able to complete the filing procedures with MOFCOM in time or otherwise fully comply with those specific requirements set for FIREEs.

The regulatory restrictions imposed on foreign investment in real estate projects has been and continues to be evolving. Currently, on March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, or the “FIL,” which became effective on January 1, 2020. The FIL grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in a “negative list.” On December 28, 2021, the MOFCOM and the NDRC promulgated the Special Administrative Measures on the Access of Foreign Investment (Negative List) (2021 Edition), or the “2021 Negative List,” which took effect on January 1, 2022, which provide there are no specific restrictions for foreign investment in the real estate industry.

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

Our sales, revenue and operations will be affected if our customers are not able to secure mortgage financing on attractive terms, if at all.

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

On March 30, 2015, the PBOC, the MOHURD and the CBRC jointly issued the Circular on Issues concerning Individual Residential Mortgage Policies in an effort to stimulate the market. The circular specifies the minimum down payment is 20% for purchasers of a first residential property for their households with their housing fund loans and 40% for the purchasers of a second residential household property with housing fund loans with outstanding mortgages who apply for another mortgage. On August 27, 2015, the MOHURD, the Ministry of Finance of the PRC, or the “MOF,” and the PBOC jointly issued the Circular on Adjusting the Minimum Down Payment for the Purchase of Houses by Individuals with the Housing Fund Loans, which provides that the purchasers of a second residential household property with housing fund loans are only required to pay a minimum down payment of 20% if all loans are settled on their first residential property, in addition, Beijing, Shanghai, Guangzhou, and Shenzhen may, on the basis of the unified national policy and in accordance with local conditions, independently determine the minimum down payment ratio for applying for housing fund loans to purchase a second residential household property. On February 1, 2016, the PBOC issued the Circular on Issues concerning Adjusting the Individual Housing Loan Policies, which provides that, in the cities without restrictive measures for residential property purchase, the minimum down payment shall, in principle, be 25% of the house price with housing fund loans for a first residential property for purchasers’ households, while the minimum down payment shall be at least 30% of the corresponding house price for a second residential household property. And in the cities with restrictive measures for house purchase, the individual housing loan policies shall be subject to the previous provisions. Furthermore, on April 12, 2019, the Circular on Matters relating to Adjusting the Policy for Individual Housing Loans via the Housing Provident Fund to Further Upgrade Services was issued, which provides that the minimum down payment is 30% for purchasers of a first residential property other than economically affordable house for their households with their housing fund loans, and 60% for the purchasers of a second residential household property other than economically affordable house with housing fund loans.

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

We currently receive most of our revenue from operations in the PRC and such revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenue and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of the ADSs, and may limit our ability service our foreign currency-denominated indebtedness and to obtain foreign currency through debt or equity financing for our PRC subsidiaries.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties or otherwise limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise adversely affect us.

On July 4, 2014, the SAFE issued the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the “SAFE Circular 37,” which replaced the former circular commonly known as “Circular 75” implemented on October 21, 2005. The SAFE Circular 37 requires PRC residents to register with the competent local SAFE branch in connection with their direct establishment or indirect overseas investment activities. Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Notice 13.” Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE.

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

Our business was materially adversely affected by the COVID-19 pandemic globally and in China during the years ended December 31, 2021 and 2022.

Beginning in December 2019, a novel strain of coronavirus, or “COVID-19,” resulted in prolonged mandatory quarantines, lockdown, closures of businesses and facilities and travel restrictions imposed by the Chinese government and many other countries around the world. The COVID-19 pandemic, as well as the restrictions imposed and actions taken by the governments and society as a whole in response to the COVID-19 pandemic, could present significant challenges and uncertainties.

The Chinese economy has been recovering steadily from the impact of COVID-19 since the second half of 2020; however, during 2021 and 2022, there were a considerable amount of new COVID-19 cases, including primarily the COVID-19 Omicron variant cases, in various cities in China. The Chinese local authorities had reinstated certain measures to keep COVID-19 in check, including travel restrictions and stay-at-home orders. Although China began to modify its COVID-19 control policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. During the years ended December 31, 2021 and 2022, the recurrence of COVID-19 in the China and continuance of the outbreak in other parts of the world, adversely impacted our company’s business operations and the business operations of our company’s customers and partners, which in turn had an adverse impact on our business, results of operations and financial condition. We took measures to reduce the impact of the COVID-19, including monitoring our employees’ health on a daily basis and optimizing our technology system to support remote work arrangements. However, we still experienced lower work efficiency and productivity, which adversely affected our service quality. Furthermore, we and our customers experienced business disturbances due to the quarantine measures to contain the spread of COVID-19. We experienced a slowdown in revenue growth and delayed collection of accounts receivables from our customers. During the year ended December 31, 2023, the COVID-19 pandemic did not have a material impact on our business operations and financial results.

Our business, results of operations and financial condition were materially and adversely affected by the COVID-19 pandemic during the years ended December 31, 2021 and 2022, and further uncertainty remains as a result of the COVID-19, such as the changes in the outlook of China’s property market, slowdown in China’s economic growth or negative business sentiment. In particular, potential impact includes, among others, the following:

●	the impacts of COVID-19 resulted in a general slowdown in China’s real estate industry, adversely affecting the demand for our services;
●	our customers may not have sufficient budget or cash flow to pay for our services, or may fail to make the payment in a timely manner, or at all; and
●	some of our customers may not be well capitalized and may be vulnerable to the COVID-19 pandemic and the slowdown of the macroeconomic conditions, and if they cannot resume their business during a prolonged virus outbreak, the demand for our services may be negatively affected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.

In addition to the impact of COVID-19, our business could be adversely affected by the effects of the Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or “SARS,” or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having the Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS, or other epidemics, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harm the Chinese and global economy in general.

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

Under the applicable regulations and SAFE rules, PRC residents who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. On February 15, 2012, the SAFE implemented the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the “Stock Option Notice.” Under the Stock Option Notice, if a PRC resident participates in any employee stock incentive plan of an overseas listed company, a qualified domestic PRC agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such individual, an application with the SAFE or its local counterpart to obtain approval for an annual allowance with respect to the foreign exchange in connection with the stock holding, unit holding, share option exercises, or the holding of other types of equities permitted by PRC law. Concurrently, the qualified domestic PRC agent or the PRC subsidiary must also obtain approval from the SAFE or its local counterpart to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock acquisition or option exercise, any returned principal or profits upon the sale of shares, any dividends issued on the stock and any other income or expenditures approved by the SAFE or its local counterpart. In addition, the PRC agent or the PRC subsidiary is required to amend the SAFE registration with respect to the stock options or other awards granted if there is any material change to the stock options or other awards, the PRC agent or the PRC subsidiary, the overseas listed company, or any other material changes. If we, or any of these persons mentioned above, fail to comply with the relevant rules or requirements, we may be subject to penalties, and may become subject to more stringent review and approval processes with respect to our foreign exchange activities, such as our PRC subsidiaries’ dividend payment to us or borrowing foreign currency loans, all of which may adversely affect our business and financial condition.

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

As part of increased regulatory focus in the United States on access to audit information, the United States enacted the HFCA Act in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, under the HFCA Act, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE and Nasdaq, or in the U.S. over-the-counter markets. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which, among other things, amended the HFCA Act to reduce from three years to two years the number of consecutive years an issuer can be identified as an identified issuer before the SEC can prohibit an issuer’s securities from trading on any U.S. national securities exchange and on the over-the-counter market. Accordingly, our securities may be prohibited from trading on Nasdaq or other U.S. stock exchange if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our ADSs being delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued PCAOB Rule 6100 Board Determinations Under the Holding Foreign Companies Accountable Act. The PCAOB notified the SEC that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong because of the positions taken by authorities in mainland China and Hong Kong. The PCAOB issued a Determination Report on December 15, 2022, determining that the PCAOB secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, and vacating the 2021 Determinations to the contrary. However, the PCAOB further noted that it will act immediately to consider the need to issue a new determination if the PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access. While the audit reports of Assentsure PAC incorporated by reference into this report are prepared by auditors based in Singapore who are subject to inspection and investigation by the PCAOB, there can be no assurance that our auditor or we will be able to comply with these and other requirements imposed by U.S. regulators in the future. The market prices of our ADSs and/or other securities could be adversely affected as a result of possible negative impacts of the HFCA Act and other similar rules and regulations.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

In the event that the PRC-based “big four” accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

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

In addition, on May 26, 2015, the MOF issued Notice on the Interim Provisions on the Audits Conducted by Accounting Firms concerning the Overseas Listing of Chinese Domestic Companies, or “Circular 9,” which became effective on July 1, 2015. In accordance with Circular 9, auditors based outside of China, including our independent registered public accounting firm, are required to cooperate with mainland Chinese auditors with requisite qualifications and enter into written arrangements with mainland Chinese auditors in order to conduct audit work for overseas listed mainland Chinese companies, and auditors based outside of China shall undertake the auditing responsibilities which may be incurred. Hence, our independent registered public accounting firm may need to establish appropriate arrangements with mainland Chinese auditors in order to continue to audit our financial statements, which may be difficult in light of the SEC’s administrative proceedings and the settlement described above. If our auditor were unable to have alternate support or cooperation arrangements or otherwise were unable to address issues related to the production of documents in accordance with the settlement order in the SEC proceedings and we were unable to timely find another independent registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our ADSs from the NYSE or deregistration from the SEC, or both.

Risks Related to our ADSs

The trading price of our ADSs has been, and is likely to continue to be, volatile, which could result in substantial losses to holders of our ADSs as well as the potential suspension of listing or delisting of our ADRs.

The trading price of our ADSs has been, and is likely to continue to be, volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the high and low closing prices of our ADSs in fiscal year 2023 were US$7.48 and US$2.00, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the U.S. may affect the volatility in the prices of and trading volumes for our ADSs. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards other companies with business operations located mainly in China and listed in Hong Kong and/or the U.S. and consequently, may impact the trading performance of our ADSs. In addition to market and industry factors, the prices and trading volumes for our ADSs may be highly volatile for specific business reasons, including:

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

When the trading price of our ADRs falls below US$1.00, we are considered below compliance standards pursuant to the listing requirements of the NYSE and could result in the delisting of our ADRs by the NYSE. As the average trading price of our ADRs remained below US$1.00 for 30 consecutive trading days or more, the NYSE sent us a deficiency notice on December 14, 2021 and required the stock price to be brought back above US$1.00 within six months prior to May 13, 2022. On May 2, 2022, the NSYE notified us that a calculation of the Company’s average stock price from the 30-trading days ended April 29, 2022 had been above the US$1.00 based on a 30-trading day average. As a result, the Company regained compliance. However, our average trading price over the 30 consecutive trading days ended June 23, 2022 fell below US$1.00 again, for which, the NYSE sent us a deficiency notice on June 24, 2022 and required the stock price to be brought back above US$1.00 within six months prior to December 23, 2022. On December 27, 2022, the NYSE confirmed that a calculation of the Company’s average stock price for the 30-trading days ended December 27, 2022 had been above the NYSE’s minimum requirement of $1.00 based on a 30-trading day average. As a result, the Company regained compliance.

Our ADRs could also be delisted if (i) our average market capitalization over a consecutive 30 trading-day period is less than $15 million, or (ii) our ADRs trades at an “abnormally low” price, in the determination of the NYSE. In either case, our ADRs would be suspended from trading on the NYSE immediately, without an opportunity to cure, and the NYSE would begin the process to delist our ADRs. If any of these were to occur, there is no assurance that we would be able to appeal, or that any appeal we undertake in these or other circumstances would be successful, nor is there any assurance that we will remain in compliance with the other NYSE continued listing standards.

If the NYSE delists our ADRs due to our failure to regain compliance with the NYSE minimum price requirement or because we fail to comply with another continued listing standard, and we are unable to obtain listing on another national securities exchange, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;
●	reduced liquidity for our securities;
●	a determination that our ADRs are a “penny stock” which will require brokers trading in our ADRs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;
●	a limited amount of news and analyst coverage;
●	such delisting may constitute a breach of certain of our contractual obligations or agreements we have entered into; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

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

The sales of our ADSs or common shares in the public market, or the perception that such sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2023, we had 113,671,841 common shares outstanding, including 74,405,372 common shares represented by 3,720,269 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the “Securities Act,” other than those held by affiliates which are subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. The remaining common shares outstanding are available for sale, subject to any volume and other restrictions as applicable under Rule 144. The sale or perceived sale of a substantial amount of our ADSs by any principal shareholder could adversely affect the prevailing market price for our ADSs. Such sales or perceived sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. To the extent that common shares (in the form of ADSs) are sold into the market, the market price of our ADSs could decline.

The interests of our major shareholders may not be aligned with the interests of our other shareholders.

As of December 31, 2023, Mr. Yong Zhang, Chairman of our board of directors, and Ms. Yuyan Yang, also a board member, beneficially owned 27.75% and 25.30%, respectively of our share capital. Accordingly, they each have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership by our major shareholders may result in actions being taken even if opposed by our other shareholders. In addition, it may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

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

Our second amended and restated articles of association contain provisions limiting the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and their qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our common shares and ADSs may be materially and adversely affected.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

The rules governing passive foreign investment companies, or “PFICs,” can have adverse effects for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our business, although not free from doubt, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023.

If we are a PFIC, U.S. holders of our common shares or ADSs would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. holder of our common shares or ADSs may be able to mitigate some of the adverse U.S. federal income tax consequences described above with respect to owning the common shares or ADSs if we are classified as a PFIC, provided that such U.S. Holder is eligible to make, and validly makes, a “mark-to-market” election. However, because we are a holding company and a mark-to-market election would not apply to any lower-tier PFICs we own, it is unclear that making the election would have any benefit to a U.S. holder. In certain circumstances, a U.S. holder can make a “qualified electing fund” election to mitigate some of the adverse tax consequences described with respect to an ownership interest in a PFIC by including in income its share of the PFIC’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable a U.S. holder to make a qualified electing fund election.

See “Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company.”

ITEM 4 INFORMATION ON THE COMPANY

A.History and Development of the Company

We are a Cayman Islands holding company and conduct business primarily through our operating subsidiaries in China and, as to certain operations, non-PRC based subsidiaries.

Our company was incorporated in the Cayman Islands on March 26, 2007 as an exempted company. Our company operates under the Cayman Islands Companies Act (As Revised). Our registered address is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our principal executive offices are located at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China. Our telephone number at this address is (86) 10 8588-9200.

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

B.Business Overview

We are a real estate developer that strategically focuses on selected high-growth cities in China and the United States. Our standardized and scalable model emphasizes on rapid asset turnover, efficient capital management and strict cost control.

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

We had 27 projects with a total GFA of 4,462,320 square meters under construction as of December 31, 2020, and 17 projects with a total GFA of 3,250,435 square meters under construction as of December 31, 2023. In addition, we had initiated 7 projects with a total GFA of 1,337,737 square meters under planning as of December 31, 2023. As of December 31, 2023, we completed 83 projects with a total GFA of approximately 11,622,887 square meters and comprising a total of 130,863 units since the inception of our company, more than 99% of which have been sold. In 2021, 2022 and 2023, our revenue was US$1,536.0 million, US$950.0 million and US$805.0 million. We had a net loss of US$413.3 million and US$258.7 million in 2021 and 2022, respectively, and net income of US$30.5 million in 2023, respectively.

While our primary focus has been in China, we see potential opportunities for residential real estate development in other jurisdictions that might be attractive to both Chinese and U.S. buyers. In 2012, we acquired an 8,094 square meters parcel of land in the Williamsburg neighborhood of Brooklyn, New York, for US$54.2 million, on which we built 216 condominium units with a net saleable floor area of approximately 30,855 square meters, the New York Oosten Project. Construction on our New York Oosten Project started in November 2013 and the project was delivered in December 2016. As of December 31, 2023, the project recognized a total revenue of US$324.1 million from the sales of 203 units out of 216 total units. In January 2016, we also acquired a parcel of land in midtown Manhattan, New York, for US$57.5 million. In 2021, we completed superstructure construction, precast concrete facade, and windows installation at the Hudson Garden Project, Bloom on Forty Fifth, which began delivering units in 2022. The building has 92 condominium units from floors two through seven with a unit mix consisting of 17 studios, 45 one-bedroom units, 24 two-bedroom units, two three-bedroom duplex units, two three-bedroom penthouse units, and two four-bedroom duplex units. As of December 31, 2023, the project recognized a total revenue of US$46.6 million from the sales of 32 out of 92 total units. Of the total saleable 34,903 square feet of retail/commercial space, a total of 28,090 square feet have been leased to a leading U.S. department store chain, Target, for a 20-year term and another 1,910 square feet have been leased to a dermatologist’s office for a 15-year lease term. In August 2016, we acquired a parcel of land in the Flushing neighborhood of Queens, New York for US$66.0 million. The land allows for a mixed-use development comprising approximately 30,112 square meters under approved plans. At this project in Flushing, New York City, the demolition of the existing building with the exception of the landmark portion was completed as of December 31, 2021. All historic artifacts have been removed from the site and are being restored offsite. The professional consultants continue to develop the plans and specifications while working through the various entitlements and approvals. The current development scheme is being evaluated to address current market conditions and highest and best use analysis.

We also plan to retain and develop commercial portions of some of our properties, such as shopping malls, supermarkets or hotels, and to lease and manage those properties ourselves. As of December 31, 2023, we completed seven similar projects, including (i) Xi’an Xinyuan Metropolitan Shopping Center with a total GFA of approximately 116,000 square meters, located in Xi’an city, Shaanxi Province, (ii) Xingyang Xindo Park Shopping Center with a total GFA of approximately 15,000 square meters, located in Xingyang city, Henan Province, (iii) Changsha Xindo Park Shopping Center with a total GFA of approximately 12,000 square meters, located in Changsha city, Hunan Province, (iv) Chengdu Xindo Park Shopping Center with a total GFA of approximately 19,000 square meters, located in Chengdu city, Sichuan Province, (v) Zhengzhou Xindo Park Shopping Center with a total GFA of approximately 24,000 square meters, located in Zhengzhou city, Henan Province, (vi) Kunshan Xindo Park Shopping Center with a total GFA of approximately 4,000 square meters, located in Kunshan city, Jiangsu Province, and (vii) Target Shopping Center with a total GFA of approximately 28,090 square feet, located in New York. As of December 31, 2023, we had four projects under construction in which we will retain approximately 203,000 square meters of GFA for development as commercial properties held for lease.

In November 2019, the Group acquired Xitou, a related party, for a total consideration of US$16,486,299, representing extinguishment of pre-existing receivable. Xitou is primarily engaged in the provision of online platform services for real estate project financing purposes. In November 2019, the Group acquired Xichuang, a related party, for a total consideration of US$11,212,797, thereby extinguishing the pre-existing receivables. Xichuang is primarily engaged in the provision of online platform services for sourcing, sale and purchase of real estate properties. In November 2019, the Group acquired I-Journey, a related party, for a total consideration of US$21,062,847, representing extinguishment of pre-existing receivables. I-Journey is primarily engaged in the sale of household robots and provision of community cloud services. The acquisitions of Xitou, Xichuang and I-Journey were in line with the Group’s strategy to extend its business to provide real estate and property management related technology services.

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

Our Markets

We currently operate in 20 geographic markets in China—Beijing, Shanghai, Tianjin, Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan and Qingdao in Shandong Province, Suzhou, Kunshan and Xuzhou in Jiangsu Province, Zhengzhou in Henan Province, Changsha in Hunan Province, Sanya in Hainan Province, Xi’an in Shaanxi Province, Zhuhai and Foshan in Guangdong Province, Dalian in Liaoning Province, Wuhan in Hubei Province and Huzhou and Taizhou in Zhejiang Province. We also operate in the city of New York in the United States. In addition, we made certain investments in Malaysia and in London in the U.K.

The following table sets forth the numbers of our projects and the total GFA in China and the United States indicated as of December 31, 2023:

	Properties	Properties			Total
	under	under	Properties	Completed	number
	Construction	planning	held for	projects	of	Total
	(m2)	(m2)	sale (m2)	(m2)	projects	GFA (m2)
China
Beijing	89,678	—	—	133,096	2	222,774
Chengdu	741,602	—	—	651,415	4	1,393,017
Zhengzhou	1,833,956	885,896	—	4,812,414	54	7,532,266
Jinan	—	—	—	1,771,924	7	1,771,924
Hefei	—	—	—	145,455	1	145,455
Suzhou	—	—	—	1,061,905	10	1,061,905
Kunshan	—	—	—	975,034	4	975,034
Xuzhou	—	—	—	232,607	2	232,607
Sanya	—	—	—	119,237	1	119,237
Shanghai	—	—	—	57,770	1	57,770
Changsha	—	—	—	415,343	3	415,343
Xi’an	—	—	—	490,251	2	490,251
Zhuhai	—	70,000	—	—	1	70,000
Tianjin	—	—	—	283,894	2	283,894
Qingdao	380,890	—	—	156,403	2	537,293
Dalian	9,193	—	—	98,733	3	107,926
Wuhan	—	185,000	—	—	1	185,000
Huzhou	—	—	—	47,919	1	47,919
Foshan	195,116	166,729	—	—	2	361,845
Taizhou	—	—	—	128,397	1	128,397
Sub Total	3,250,435	1,307,625	—	11,581,797	104	16,139,857
United States
Irvine (1)	—	—	2,865	—	1	2,865
Nevada (2)	—	—	N/A	—	1	N/A
New York	—	30,112	—	41,090	3	71,202
Total	3,250,435	1,337,737	2,865	11,622,887	109	16,213,924
(1)	This is not a project constructed by us. The finished condominium project is located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters of the total 72 units from a major United States developer in August 2012. All units were sold as of December 31, 2015.
(2)	The Northern Nevada Land Portfolio is a land portfolio comprised of 325 finished lots and 185 acres of undeveloped land at eight different sites in the northern Nevada region near the Reno-Spark metropolitan area. All lots and acres were sold as of December 31, 2015.

For a discussion of revenue from each geographical segment in each of 2022 and 2023, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Discussion of Segment Operations.”

In recent years, we expanded our operations into Malaysia and the U.K. and made investments in the two countries.

In 2014, we acquired 100% share of a Malaysian company, which is engaged in land reclamation development for a total of 170 acres (approximately 687,966 square meters). In February 2023, we obtained 90 acres land title and 41.67 acres of sea area use rights. A renowned local developer in Malaysia, invested 83.82 million ringgit, approximately US$18.82 million, for the land acquisition. The contract was signed in December 2023 and a 10% deposit has been collected. Sale completion is anticipated by the second quarter of 2024.

In March 2018, we acquired from ED Group a 50% non-controlling equity stake in MDL, the developer of the Amory Tower Project (previously named as the Madison project), via our wholly-owned subsidiary Xinyuan International (HK) Property Investment Co., Limited for a total consideration of US$19.1 million. The Amory Tower Project consists of 319 private apartments and 104 affordable apartments, with approximately 425 square meters of community facilities. The project achieved practical completion as of December 31, 2021, which marked the completion of construction. As of December 31, 2021, all the apartments had been sold. As of the date of this report, 15 parking lots and one shop remain available for sale.

We will continue to seek international investment opportunities that have high growth potential and are in line with our investment return metrics and long-term business plan.

Our Property Projects

Overview

We offer the following four main types of real estate property products:

●	multi-layer apartment buildings, which, in China, are typically six stories or less and normally require nine to 12 months to construct after we obtain the related construction permit;
●	sub-high-rise apartment buildings, which, in China, are typically seven to 11 stories and normally require 12 to 18 months to construct after we obtain the related construction permit;
●	high-rise apartment buildings, which, in China, are typically 12 to 33 stories and normally require 18 to 24 months to construct after we obtain the related construction permit; and
●	offices, mixed-use and commercial properties, which we have offered since 2012.

Our projects are in one of the following five stages:

●	properties under construction, comprising properties for which the construction permits have been obtained;
●	properties under planning, comprising properties for which we have entered into land grant contracts and are in the process of obtaining the required permits to begin construction;
●	completed projects, comprising projects for which construction has been completed;
●	properties held for lease, comprising projects for which construction has been completed and which we plan to hold and manage; and
●	properties held for sale, comprising land and properties which we purchase and hold for sale.

The following table sets forth each of our properties currently under construction or planning as of December 31, 2023:

							Total	Number
		Type	Construction	Pre-sale			Number	Of
		of	Commencement	Commencement	Total	Total	Of	Units	GFA
Project Name	Location	Products (1)	Date	Date (2)	Site Area (m2)	GFA (m2)	Units (3)	Sold	Sold (m2)
Chengdu Xinyuan City	Chengdu	MU	06/2018	09/2018	200,906	741,602	5,985	5,776	584,918
Xingyang Splendid IV	Zhengzhou	H	05/2018	09/2018	9,976	152,166	1,597	1,472	141,648
Xinyuan Golden Water View City	Zhengzhou	H/C	10/2017	11/2018	45,067	332,305	3,010	1,109	176,092
Zhengzhou International New City III C	Zhengzhou	H	06/2018	10/2018	27,231	82,965	1,808	1,805	81,640
Zhengzhou International New City IV	Zhengzhou	H	09/2018	12/2018	50,966	199,750	1,723	1,719	197,715
Xingyang Splendid V	Zhengzhou	H	04/2019	07/2019	34,308	80,486	708	700	78,089
Zhengzhou International New City IV B10	Zhengzhou	H	07/2018	12/2018	35,181	92,331	2,416	2,155	81,414
Zhengzhou International New City A04	Zhengzhou	H	04/2018	11/2019	19,200	104,924	2,591	1,996	102,229
Foshan Xinchuang AI International Science And Technology Innovation Valley I	Foshan	H	05/2019	10/2019	66,665	195,116	1,712	1,302	143,823
Lingshan Bay Dragon Seal	Qingdao	M/H	05/2019	07/2020	340,400	380,890	4,745	1,339	205,483
Tongzhou Xinyuan Royal Palace	Beijing	H	07/2020	12/2020	42,444	89,678	802	645	64,246
Derun Project I	Zhengzhou	H	07/2020	07/2020	49,718	122,246	1,036	1,036	122,246
Dalian International Health Technology Town II	Dalian	M	08/2020	09/2020	12,548	9,193	71	71	9,193
Xinyuan Yuanyang Zhen Garden (4)	Zhengzhou	H	05/2021	05/2021	8,123	142,968	1,384	961	95,791
Xinyuan Zijin Royal Palace (5)	Zhengzhou	H	08/2021	09/2021	39,371	200,666	1,670	184	16,958
Xinyuan Yue Royal Palace	Zhengzhou	MU	01/2021	06/2021	79,090	275,742	2,238	530	56,849
Zhengzhou Hangmei International Wisdom City III	Zhengzhou	C	04/2023	08/2023	29,151	47,407	64	13	13,242
Subtotal					1,090,345	3,250,435	33,560	22,813	2,171,576
Wuhan Canglong Royal Palace	Wuhan	MU	TBD	TBD	53,787	185,000	TBD	—	—
Zhengzhou International New City (pending staging, including orientation placement housing)	Zhengzhou	TBD	TBD	TBD	180,321	862,696	TBD	—	—
Zhuhai Xin World	Zhuhai	MU	TBD	TBD	14,107	70,000	TBD	—	—
Zhengzhou Hangmei Project (pending staging)	Zhengzhou	TBD	TBD	TBD	11,183	23,200	TBD	—	—
Dalian International Health Technology Town II	Dalian	M/H	TBD	TBD	86,260	TBD	TBD	—	—
Foshan Xinchuang AI International Science And Technology Innovation Valley II	Foshan	MU	TBD	TBD	60,072	166,729	TBD	—	—
Flushing	New York	MU	TBD	TBD	3,895	30,112	TBD	—	—
Subtotal					409,625	1,337,737

Total					1,499,970	4,588,172	33,560	22,813	2,171,576
(1)	“M” refers to multi-layer buildings, “H” refers to high-rise buildings, “S” refers to sub-high-rise buildings, “C” refers to commercial properties and “MU” refers to office, mixed-use and commercial properties.
(2)	Pre-sale commencement dates refer to dates on which we began or expect to begin pre-sale activities after receiving the relevant pre-sale permits.
(3)	“TBD” refers to “to be determined” as of December 31, 2023.
(4)	The Company owns 51% equity interest in a joint venture, Zhengzhou Xinwo Real Estate Co., Ltd., which develops Xinyuan Yuanyang Zhen Garden. The Company accounts for its investment under the equity method.
(5)	Henan Xinyuan Guangsheng Real Estate Co., Ltd., a wholly owned subsidiary of the Company, is developing Xinyuan Zijin Royal Palace. However, based on the cooperation agreement signed with Sino-Ocean Group on March 11, 2021, the Company owns 51% equity interest of Xinyuan Zijin Royal Palace, and cannot exercise control of Xinyuan Zijin Royal Palace, but has the ability to exercise significant influence over Xinyuan Zijin Royal Palace’s operating and financial decisions and accounts for it as an equity method investment.

Properties under Construction

Zhengzhou, Henan Province

Xingyang Splendid IV. The land is located southwest of Guangwu Road and Wangcun Road, Xingyang. This project covers a site area of 9,976 square meters and is expected to have a total GFA of 152,166 square meters, of which 137,061 square meters are for high-rise buildings and 15,105 square meters are for retail stores. We acquired the site in September 2014 and commenced construction in May 2018, and began to deliver units in 2021. This project, when completed, will consist of 1,597 units. We started pre-sale in September 2018. As of December 31, 2023, we sold 1,472 units with a total GFA of 141,648 square meters.

Xinyuan Golden Water View City. The land is located on Heizhuzhuang Road, Jinshui District, Zhengzhou. This project covers a site area of 45,067 square meters and is expected to have a total GFA of 332,305 square meters, of which 299,204 square meters are for high-rise buildings and apartments, 24,322 square meters are for public rental housing, 3,269 square meters are for retail stores, and 5,510 square meters are for basements. We acquired the site in June 2017 and commenced construction in October 2017, and began to deliver units in 2021. This project, when completed, will consist of 3,010 units. We started pre-sale in November 2018. As of December 31, 2023, we sold 1,109 units with a total GFA of 176,092 square meters.

Zhengzhou International New City III C. The land is located on south 3rd Ring Road, Zhengzhou. This project covers a site area of 27,231 square meters and is expected to have a total GFA of 82,965 square meters, of which 75,003 square meters are for high-rise buildings and apartments, and 7,962 square meters are for retail stores. We acquired the site in February 2017 and commenced construction in June 2018, and began to deliver units in 2021.This project, when completed, will consist of 1,808 units. We started pre-sale in October 2018, and as of December 31, 2023, we sold 1,805 units with a total GFA of 81,640 square meters.

Zhengzhou International New City IV. The land is located on south 3rd Ring Road, Zhengzhou. This project covers a site area of 50,966 square meters and is expected to have a total GFA of 199,750 square meters, of which 191,583 square meters are for high-rise buildings, and 8,167 square meters are for retail stores. We acquired the site in May 2018 and commenced construction in September 2018, and began to deliver units in 2021. This project, when completed, will consist of 1,723 units. We started pre-sale in December 2018, and as of December 31, 2023, we sold 1,719 units with a total GFA of 197,715 square meters.

Xingyang Splendid V. The land is located southwest of Guangwu Road and Wangcun Road, Xingyang. This project covers a site area of 34,308 square meters and is expected to have a total GFA of 80,486 square meters, of which 78,220 square meters are for high-rise buildings, and 2,266 square meters are for retail stores. We acquired the site in September 2014 and commenced construction in April 2019, and began to deliver units in 2021. This project, when completed, will consist of 708 units. We started pre-sale in July 2019. As of December 31, 2023, we sold 700 units with a total GFA of 78,089 square meters.

Zhengzhou International New City IV B10. The land is located on south 3rd Ring Road, Zhengzhou. This project covers a site area of 35,181 square meters and is expected to have a total GFA of 92,331 square meters, of which 91,425 square meters are for high-rise buildings and apartments, and 906 square meters are for retail stores. We acquired the site in July 2018 and commenced construction in September 2018, and began to deliver units in 2021.This project, when completed, will consist of 2,416 units. We started pre-sale in December 2018, and as of December 31, 2023, we sold 2,155 units with a total GFA of 81,414 square meters.

Zhengzhou International New City A04. The land is located on south 3rd Ring Road, Zhengzhou. This project covers a site area of 19,200 square meters and is expected to have a total GFA of 104,924 square meters, of which 102,894 square meters are for high-rise buildings and apartments, and 2,030 square meters are for retail stores. We acquired the site in May 2018 and commenced construction in September 2018, and began to deliver units in 2021. This project, when completed, will consist of 2,591 units. We started pre-sale in November 2019, and as of December 31, 2023, we sold 1,996 units with a total GFA of 102,229 square meters.

Derun Project I. The land is located west of Jingguan South Road and south of Lijiang Road Zhengzhou. This project covers a site area of 49,718 square meters and is expected to have a total GFA of 122,246 square meters, of which 122,246 square meters are for high-rise buildings. We acquired the site in July 2020 and commenced construction in July 2020, and expect to deliver units in 2024. This project, when completed, will consist of 1,036 units. We started pre-sale in July 2020, and as of December 31, 2023, we sold 1,036 units with a total GFA of 122,246 square meters.

Xinyuan Yuanyang Zhen Garden. The land is located east of Sanguan Middle Road and south of Baishe Road Zhengzhou. This project covers a site area of 8,123 square meters and is expected to have a total GFA of 142,968 square meters, of which 139,383 square meters are for high-rise buildings, and 2,617 square meters are for retail stores. We acquired the site in December 2020 and commenced construction in May 2021, and expect to deliver units in 2024. This project, when completed, will consist of 1,384 units. We started pre-sale in May 2021, and as of December 31, 2023, we sold 961 units with a total GFA of 95,791 square meters.

Xinyuan Zijin Royal Palace. The land is located on south 3rd Ring Road Zhengzhou. This project covers a site area of 39,371 square meters and is expected to have a total GFA of 200,666 square meters. We acquired the site in December 2020 and commenced construction in August 2021 and expect to deliver units in 2024. This project, when completed, will consist of 1,670 units. We started pre-sale in September 2021, and as of December 31, 2023, we sold 184 units with a total GFA of 16,958 square meters.

Xinyuan Yue Royal Palace. The land is located in Zhongmou County, Zhengzhou. This project covers a site area of 79,090 square meters and is expected to have a total GFA of 275,742 square meters. We acquired the site in January 2021 and commenced construction in January 2021, and expect to deliver units in 2024. This project, when completed, will consist of 2,238 units. We started pre-sale in June 2021, and as of December 31, 2023, we sold 530 units with a total GFA of 56,849 square meters.

Zhengzhou Hangmei International Wisdom City III. The land is located in Xinzheng District, Zhengzhou. This project covers a site area of 29,151 square meters and is expected to have a total GFA of 47,407 square meters, all of which are for commercial properties. We acquired the site in December 2017 and commenced construction in April 2023, and expect to deliver units in 2024. This project, when completed, will consist of 64 units. We started presale in August 2023, and as of December 31, 2023, we sold 13 units with a total GFA of 13,242 square meters.

Qingdao, Shandong Province

Lingshan Bay Dragon Seal. The land is located in Huangdao District, Qingdao. This project covers a site area of 340,400 square meters and is expected to have a total GFA of 380,890 square meters. We acquired the site in July 2017, commenced construction in May 2019, and expect to deliver units in 2024. This project, when completed, will consist of 4,745 units. We started pre-sale in July 2020, and as of December 31, 2023, we sold 1,339 units with a total GFA of 205,483 square meters.

Beijing

Tongzhou Xinyuan Royal Palace. The land is located in Liyuan Town, Tongzhou District, Beijing. This project covers a site area of 42,444 square meters and is expected to have a total GFA of 89,678 square meters. We acquired the site in May 2016, commenced construction in July 2020, and expect to deliver units in 2024. This project, when completed, will consist of 802 units. We started pre-sale in December 2020, and as of December 31, 2023, we sold 645 units with a total GFA of 64,246 square meters.

Chengdu, Sichuan Province

Chengdu Xinyuan City. The land is located in Pidu District, Chengdu. This project covers a site area of 200,906 square meters and is expected to have a total GFA of 741,602 square meters, of which 716,822 square meters are for high-rise buildings and apartments, and 24,780 square meters are for retail stores. We acquired the site in December 2017, commenced construction in June 2018, and began to deliver units in 2021. This project, when completed, will consist of 5,985 units. We started pre-sale in September 2018, and as of December 31, 2023, we sold 5,776 units with a total GFA of 584,918 square meters.

Dalian, Liaoning Province

Dalian International Health Technology Town II. The land is located in Lvshunkou District, Dalian. This project covers a site area of 12,548 square meters and is expected to have a total GFA of 9,193 square meters. We acquired the site in August 2018, commenced construction in August 2020, and expect to deliver units in 2024. This project, when completed, will consist of 71 units. We started pre-sale in September 2020, and as of December 31, 2023, we sold 71 units with a total GFA of 9,193 square meters.

Foshan, Guangdong Province

Foshan Xinchuang AI International Science and Technology Innovation Valley I. The land is located in Gaoming District, Foshan. This project covers a site area of 66,665 square meters and is expected to have a total GFA of 195,116 square meters, of which 191,188 square meters are for high-rise buildings, 3,928 square meters are for retail stores. We acquired the site in May 2019, commenced construction in May 2019, and began to deliver units in 2021. This project, when completed, will consist of 1,712 units. We started pre-sale in October 2019, and as of December 31, 2023, we sold 1,302 units with a total GFA of 143,823 square meters.

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

Foshan Xinchuang AI International Science and Technology Innovation Valley II. The land is located in Gaoming District, Foshan, Guangdong Province. It will cover a site area of 60,072 square meters and is expected to have a total GFA of 166,729 square meters. We acquired the site in June 2019.

U.S. Flushing Project. The land is located at 135-35 Northern Blvd in Flushing, Queens, New York. We acquired the site in August 2016. As of December 31, 2021, the property demolition was completed, with the only remaining structure being protected landmarks. The landmark artifacts have been removed and stored offsite in anticipation for preservation and restoration. Design and entitlement of the new development continues to progress in anticipation for the next phase. It is expected to have a total GFA of 30,112 square meters.

Completed Projects

The following table sets forth our completed projects as of December 31, 2023.

		Type		Total		Total
		of	Completion	Site Area	Total	Number of	Number of	GFA
Project Name	Location	Products	Date	(m2)	GFA (m2)	Units	Units Sold	Sold (m2)
Zhengzhou Longhai Star Garden	Zhengzhou	M/H/S	12/2000	11,719	39,975	239	239	39,975
Zhengzhou Xinyuan Splendid
Zhengzhou Xinyuan Splendid 1A	Zhengzhou	M/S	07/2002	35,444	62,623	484	484	62,623
Zhengzhou Xinyuan Splendid 1B	Zhengzhou	M	04/2004	21,800	43,673	333	333	43,673
Zhengzhou Xinyuan Splendid 2A	Zhengzhou	M	04/2003	23,460	39,996	271	271	39,996
Zhengzhou Xinyuan Splendid 2B	Zhengzhou	M	06/2004	19,295	27,041	86	86	27,041
Zhengzhou Xinyuan Splendid 2C	Zhengzhou	S	04/2004	9,968	21,748	132	132	21,748
Zhengzhou Xinyuan Splendid 3A3B3C	Zhengzhou	M/S	08/2005	51,014	114,774	792	792	114,774
Zhengzhou Xinyuan Splendid Haojinge	Zhengzhou	H	11/2004	8,298	31,089	166	166	31,089
Zhengzhou Xinyuan Splendid City Homestead	Zhengzhou	M	08/2005	23,606	45,378	369	369	45,378
Zhengzhou Xinyuan Splendid Subtotal				192,885	386,322	2,633	2,633	386,322
Zhengzhou City Manor	Zhengzhou	M	03/2006	63,089	118,716	1,633	1,633	118,716
Zhengzhou City Family	Zhengzhou	M	12/2006	21,380	39,226	720	720	39,226
Zhengzhou Central Garden-East	Zhengzhou	M/H/S	09/2007	60,849	165,206	1,624	1,624	165,206
Zhengzhou Central Garden-West	Zhengzhou	M/H/S	09/2007	79,464	190,384	1,796	1,796	190,384
Jinan City Family	Jinan	M	11/2007	47,411	61,065	785	785	61,065
Suzhou Lake Splendid	Suzhou	M/H/S	01/2009	130,945	198,113	2,326	2,326	198,113
Hefei Wangjiang Garden	Hefei	M/H	04/2009	51,939	145,455	1,649	1,649	145,455
Suzhou Colorful Garden	Suzhou	M/H	04/2009	41,365	81,506	970	970	81,506
Jinan Elegant Scenery	Jinan	H/S	06/2009	61,502	100,386	1,127	1,127	100,386
Zhengzhou Finance Square	Zhengzhou	H	06/2009	8,410	67,225	917	917	67,225
Zhengzhou Yipin Xiangshan Phase I	Zhengzhou	M/S	12/2009	57,289	94,249	979	979	94,249
Jinan International City Garden	Jinan	H/S	01/2010	93,928	263,793	4,672	4,672	263,793
Zhengzhou Xinyuan Colorful Garden	Zhengzhou	M/H	01/2010	74,462	191,781	2,233	2,233	191,781
Xuzhou Colorful Garden	Xuzhou	M/H	01/2012	46,777	101,762	858	858	101,762
Suzhou International City Garden	Suzhou	H	12/2011	119,089	204,147	2,436	2,436	204,147
Chengdu Xinyuan Splendid I	Chengdu	H	06/2011	34,007	231,032	4,081	4,081	231,032
Chengdu Xinyuan Splendid II	Chengdu	H	10/2012	30,497	217,010	2,782	2,782	217,010
Zhengzhou Modern City	Zhengzhou	H/S	12/2012	60,556	232,054	2,934	2,934	232,054
Kunshan International City Garden	Kunshan	M/H	12/2012	200,008	497,972	5,133	5,133	497,972
Zhengzhou Yipin Xiangshan Phase II	Zhengzhou	M/S	01/2013	81,345	200,164	2,209	2,209	200,164
Zhengzhou Century East A	Zhengzhou	M/H	12/2013	22,418	76,764	765	765	76,469
Zhengzhou Century East B	Zhengzhou	H	08/2013	51,372	166,481	1,709	1,709	166,481
Zhengzhou Royal Palace	Zhengzhou	M/H	06/2014	45,716	135,920	2,061	2,061	135,920
Suzhou Xin City	Suzhou	H	09/2015	51,246	127,291	1,334	1,334	127,291
Jinan Xinyuan Splendid	Jinan	M/H	10/2015	200,180	573,273	7,387	7,387	572,951
Beijing Xindo Park	Beijing	MU	11/2015	57,862	133,096	1,366	1,234	131,638
Zhengzhou Xin City	Zhengzhou	H	03/2016	61,078	210,530	2,639	2,639	209,361
Xingyang Splendid I	Zhengzhou	H	03/2016	40,782	114,997	1,427	1,427	114,886
Zhengzhou Thriving Family	Zhengzhou	H	04/2016	44,169	133,779	1,678	1,660	133,052
Suzhou Lake Royal Palace	Suzhou	M/H	06/2016	114,624	169,781	1,569	1,569	169,781
Shanghai Royal Palace	Shanghai	H	07/2016	28,600	57,770	622	535	46,406
Chengdu Thriving Family	Chengdu	H	08/2017	75,008	203,373	2,515	2,515	202,655
Sanya Yazhou Bay No.1	Sanya	MU	10/2017	78,765	119,237	1,605	1,605	119,237
Kunshan Royal Palace	Kunshan	M/S/H	11/2017	145,776	280,091	2,603	2,603	280,091
Changsha Xinyuan Splendid	Changsha	H/C	12/2017	89,460	252,361	2,952	2,939	247,604
Xi’an Metropolitan	Xi’an	MU	11/2017	85,118	288,625	2,720	2,685	284,605
Jinan Xin Central	Jinan	MU	11/2017	51,352	196,169	2,715	2,715	195,797
Zhengzhou Xindo Park	Zhengzhou	C	12/2018	40,218	134,362	2,170	2,142	134,334
Henan Xin Central I	Zhengzhou	H	09/2018	86,781	261,606	2,710	2,703	255,667
Zhengzhou Fancy City I	Zhengzhou	H	12/2018	50,656	166,685	1,642	1,621	162,424
Zhengzhou Fancy City II (South)	Zhengzhou	H	12/2018	27,486	84,274	884	883	82,830
Kunshan Xindo Park	Kunshan	H/C	10/2018	47,523	89,001	1,077	1,076	88,931
New York Oosten	New York	S	12/2016	8,094	30,855	216	203	27,673
Xingyang Splendid II	Zhengzhou	MU	12/2019	60,556	118,530	1,516	1,474	103,273
Xuzhou Colorful City	Xuzhou	M/H	06/2019	45,046	130,845	1,453	1,453	130,845
Tianjin Spring Royal Palace I	Tianjin	M/H	12/2019	131,021	140,097	1,084	1,080	136,546
Zhengzhou International New City I	Zhengzhou	H	12/2019	89,088	356,492	3,822	3,814	355,862
Henan Xin Central II	Zhengzhou	H	12/2019	37,126	109,740	1,187	1,176	109,323
Xingyang Splendid III	Zhengzhou	H	09/2019	47,709	120,872	1,207	1,200	120,376
Changsha Mulian Royal Palace	Changsha	H	12/2019	32,158	90,940	694	694	90,940
Zhengzhou International New City II	Zhengzhou	H	12/2019	41,821	175,935	1,910	1,723	173,680
Zhengzhou Fancy City II (North)	Zhengzhou	C	06/2020	30,175	109,085	3,278	3,251	103,888
Zhengzhou International New City III A	Zhengzhou	H	09/2020	22,225	97,099	864	864	96,880
Changsha Furong Thriving Family	Changsha	MU	12/2019	23,418	72,042	705	705	72,042
Suzhou Gusu Shade I (Suzhou New Project)	Suzhou	M	11/2020	10,063	11,944	78	78	11,944
Suzhou Gusu Shade II	Suzhou	M	11/2020	10,219	15,112	96	96	15,112
Suzhou Suhe Bay	Suzhou	H	12/2020	16,627	62,561	479	479	62,561
Suzhou Galaxy Bay	Suzhou	H/C	12/2020	21,183	73,451	718	718	72,676
Qingdao Royal Dragon Bay	Qingdao	MU	08/2021	64,442	156,403	1,249	1,129	139,189
Zhengzhou International New City III B	Zhengzhou	H	01/2021	26,102	118,678	1,336	1,336	118,590
Zhengzhou International New City III D	Zhengzhou	H/C	02/2021	15,119	46,094	448	448	46,094
Tianjin Spring Royal Palace II	Tianjin	M/H	08/2021	133,499	143,797	1,077	1,077	143,136
Kunshan Xinyu Jiayuan	Kunshan	MU	07/2022	18,068	107,970	909	883	104,089
Jinan Royal Palace	Jinan	H	09/2020	140,155	449,450	6,512	6,512	447,413
Jinan Royal Spring Bay	Jinan	M/H	09/2021	69,587	127,788	1,230	1,059	119,865
Taizhou Yihe Yayuan	Taizhou	H	03/2021	61,107	128,397	1,081	1,081	128,397
Hudson Garden Project	New York	S	12/2020	2,323	10,235	92	32	2,562
Zhengzhou Hangmei International Wisdom City I	Zhengzhou	H	06/2021	73,300	133,962	1,441	1,441	133,491
Zhengzhou Fancy City III	Zhengzhou	H	06/2023	27,599	80,628	922	901	79,816
Dalian International Health Technology Town I	Dalian	M/H	09/2023	58,740	98,733	948	948	98,623
Huzhou Silk Town (1)	Huzhou	MU	01/2023	84,166	47,919	433	N/A	N/A
Suzhou He’an Garden (2)	Suzhou	H	06/2023	118,667	117,999	1,668	1,638	57,858
Xi’an Xinyuan Royal Palace	Xi’an	MU	12/2023	80,673	201,626	1,159	1,159	199,081
Zhengzhou Hangmei International Wisdom City II	Zhengzhou	C	06/2023	46,357	134,599	165	159	132,815
Total				4,711,539	11,622,887	130,863	129,643	11,440,089

(1)	The Company owns 78.46% equity interest in a joint venture, Huzhou Xinhong Town Construction and Development Co., Ltd. (“Huzhou Xinhong”), which develops Huzhou Silk Town. The Company accounts for its investment under the equity method. In 2023, the Company sold the project to another shareholder of Huzhou Xinhong.
(2)	The Company owns 24% equity interest in Suzhou Kairongchen Real Estate Co., Ltd., which develops Suzhou He’an Garden. The Company accounts for its investment under the equity method.

As of December 31, 2023, we completed 83 projects comprising 130,863 units with a total GFA of 11,622,887 square meters. More than 99% of the units were sold. The status of completed projects in the last three years is discussed below:

Zhengzhou Xin City. The land is located south of Yongping Road and east of Kangping Road, New-East-Zheng District, Zhengzhou, Henan Province. This project covers a site area of 61,078 square meters and has a total GFA of 210,530 square meters, of which 195,537 square meters are for high-rise buildings, 10,467 square meters are for retail stores, 4,526 square meters are for basements. We acquired the site in December 2011, commenced construction of this project in March 2013, and began to deliver units in 2015. This project consists of 2,639 units. We started pre-sale in September 2013, and as of December 31, 2022, we sold all the units.

Zhengzhou Thriving Family. The land is located south of Bairong Road and east of Nangang Road, Zhengzhou, Henan Province. This project covers a site area of 44,169 square meters and has a total GFA of 133,779 square meters, of which 113,488 square meters are for high-rise buildings, 1,136 square meters are for retail stores, 4,966 square meters are for basements and 13,463 square meters are for public rental housing. We acquired the site in September 2013, commenced construction of this project in April 2014, and delivered it in 2016. This project consists of 1,678 units. We started pre-sale in June 2014, and as of December 31, 2023, we sold 1,660 units with a total GFA of 133,052 square meters.

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

Shanghai Royal Palace. The land is located in Zhaoxiang Town, Qingpu District, Shanghai. This project covers a site area of 28,600 square meters and has a total GFA of 57,770 square meters, of which 45,652 square meters are for high-rise buildings and 12,118 square meters are for retail stores. We acquired the site in April 2014, commenced construction of this project in August 2014, and began to deliver units in 2016. This project consists of 622 units. We started pre-sale in January 2015, and as of December 31, 2023, we sold 535 units with a total GFA of 46,406 square meters.

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

Changsha Xinyuan Splendid. The land is located on Dongfanghong South Road, Yuelu District, Changsha, Hunan Province. This project covers a site area of 89,460 square meters and has a total GFA of 252,361 square meters, of which 229,366 square meters are for high-rise buildings and 22,286 square meters are for retail stores. We acquired the site in March 2014, commenced construction of this project in August 2014, and began to deliver units in 2016. This project consists of 2,952 units. We started pre-sale in November 2014, and as of December 31, 2023, we sold 2,939 units with a total GFA of 247,604 square meters.

Xi’an Metropolitan. The land is located north of Fenghe Road, Xi’an, Shaanxi Province. This project covers a site area of 85,118 square meters and has a total GFA of 288,625 square meters, of which 207,080 square meters are for high-rise buildings, 16,119 square meters are for retail stores, 1,461 square meters are for basements and 63,692 square meters are for office buildings. We acquired the site in July 2014, commenced construction of this project in December 2014, and began to deliver units in 2016. This project consists of 2,720 units. We started pre-sale started in December 2014, and as of December 31, 2023, we sold 2,685 units with a total GFA of 284,605 square meters.

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

Zhengzhou Xindo Park (commercial). The land is located south of Bairong Road and west of Daxue Road, Zhengzhou, Henan Province. This project covers a site area of 40,218 square meters and has a total GFA of 134,362 square meters, of which 110,079 square meters are for office buildings and 24,283 square meters are for retail stores. We acquired the site in September 2013, commenced construction of this project in January 2015, and began to deliver units in 2017. This project consists of 2,170 units. We started pre-sale in April 2015, and as of December 31, 2023, we sold 2,142 units with a total GFA of 134,334 square meters.

Henan Xin Central I. The land is located south of Bairong Road and east of Xingyuan Road, Zhengzhou, Henan Province. This project covers a site area of 86,781 square meters and has a total GFA of 261,607 square meters, of which 211,053 square meters are for high-rise buildings, 16,028 square meters are for retail stores, 26,040 square meters are for public rental housing and 8,485 square meters are for basements. We acquired the site in December 2014 and commenced construction in July 2015, and began to deliver units in 2017. This project consists of 2,710 units. We started pre-sale in July 2015, and as of December 31, 2023, we sold 2,703 units with a total GFA of 255,667 square meters.

Zhengzhou Fancy City I. The land is located south of Dingsheng Road and west of Siji Road, Zhengzhou, Henan Province. This project covers a site area of 50,656 square meters and has a total GFA of 166,524 square meters, of which 134,039 square meters are for high-rise buildings, 10,167 square meters are for retail stores, 16,741 square meters are for public rental housing and 5,762 square meters are for basements. We acquired the site in December 2014 and commenced construction in September 2015, and began to deliver units in 2017. This project consists of 1,642 units. We started pre-sale in October 2015, and as of December 31, 2023, we sold 1,621 units with a total GFA of 162,424 square meters.

Zhengzhou Fancy City II (South). The land is located west of Songshan Road on the 4th Ring Road, Zhengzhou, Henan Province. This project covers a site area of 27,486 square meters and has a total GFA of 84,274 square meters, of which 78,445 square meters are for high-rise buildings, 3,628 square meters are for retail stores and 2,201 square meters are for basements. We acquired the site in April 2016 and commenced construction in June 2016, and began to deliver units in 2018. This project consists of 884 units. We started pre-sale in June 2016, and as of December 31, 2023, we sold 883 units with a total GFA of 82,830 square meters.

Kunshan Xindo Park. The land is located in the Huaqiao area within the Shanghai Outer Ring Expressway, Kunshan, Jiangsu Province. This project covers a site area of 47,523 square meters and has a total GFA of 89,001 square meters, of which 72,750 square meters are for high-rise buildings and 16,252 square meters are for retail stores. We acquired the site in April 2016, commenced construction of this project in July 2016, and began to deliver units in 2018. This project consists of 1,077 units. We started pre-sale in July 2016, and as of December 31, 2023, we sold 1,076 units with a total GFA of 88,931 square meters.

Xingyang Splendid II. The land is located south of Zhengshang Road, Xingyang, Henan Province. This project covers a site area of 60,556 square meters and has a total GFA of 118,530 square meters, of which 118,530 square meters are for high-rise buildings. We acquired the site of 7,577 square meters in November 2013 and 52,979 square meters in August 2014, commenced construction of this project in December 2014, and began to deliver units in 2017. This project consists of 1,516 units. We started pre-sale in December 2014, and as of December 31, 2023, we sold 1,474 units with a total GFA of 103,273 square meters.

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

Tianjin Spring Royal Palace I. The land is located in Wuqing District, Sicundian Town, Tianjin. This project covers a site area of 131,021 square meters and has a total GFA of 140,097 square meters, of which 73,383 square meters are for high-rise buildings, 5,735 square meters are for retail stores, and 60,979 square meters are for multi-layer buildings. We acquired the site in November 2014, commenced construction in October 2015, and began to deliver units in 2017. This project consists of 1,084 units. We started pre-sale in October 2015, and as of December 31, 2023, we sold 1,080 units with a total GFA of 136,546 square meters.

Zhengzhou International New City I. The land is located on south 3rd Ring Road, Zhengzhou, Henan Province. This project covers a site area of 89,088 square meters and has a total GFA of 356,492 square meters, of which 292,330 square meters are for high-rise buildings, 21,896 square meters are for retail stores, 36,789 for public rental housing and 5,573 square meters are for basements. We acquired the site in February 2016 and commenced construction in August 2016, and began to deliver units in 2018. This project consists of 3,822 units. We started pre-sale in September 2016, and as of December 31, 2023, we sold 3,814 units with a total GFA of 355,862 square meters.

Henan Xin Central II. The land is located south of Bairong Road and Xingyuan Road, Zhengzhou, Henan Province. This project covers a site area of 37,126 square meters and has a total GFA of 109,740 square meters, of which 92,502 square meters are for high-rise buildings, 3,934 square meters are for retail stores, 1,654 square meters are for basements and 11,235 square meters are for public rental housing. We acquired the site in December 2014 and commenced construction in September 2016, and began to deliver units in 2018. This project consists of 1,187 units. We started pre-sale in October 2016, and as of December 31, 2023, we sold 1,176 units with a total GFA of 109,323 square meters.

Xingyang Splendid III. The land is located south of Zhengshang Road, Xingyang, Henan Province. This project covers a site area of 47,709 square meters and has a total GFA of 120,872 square meters, of which 117,505 square meters are for high-rise buildings and 3,608 square meters are for retail stores. We acquired the site in September 2013 and commenced construction in June 2017, and began to deliver units in 2019. This project consists of 1,207 units. We started pre-sale in June 2017, and as of December 31, 2023, we sold 1,200 units with a total GFA of 120,376 square meters.

Changsha Mulian Royal Palace. The land is located in Yuhua District, Changsha, Hunan Province. This project covers a site area of 32,158 square meters and has a total GFA of 90,940 square meters, of which 57,033 square meters are for high-rise buildings, 32,351 square meters are for multi-layer building and 1,608 square meters are for retail stores. We acquired the site in October 2016 and commenced construction in May 2017, and began to deliver units in 2019. This project consisted of 694 units. We started pre-sale in August 2017, and as of December 31, 2021, we sold all the units.

Zhengzhou International New City II. The land is located on south 3rd Ring Road, Zhengzhou, Henan Province. This project covers a site area of 41,821 square meters and has a total GFA of 175,935 square meters, of which 159,563 square meters are for high-rise buildings, 12,605 square meters are for retail stores and 2,915 square meters are for basements. We acquired the site in July 2016 and commenced construction in July 2017, and began to deliver units in 2019. This project consists of 1,910 units. We started pre-sale in August 2017, and as of December 31, 2023, we sold 1,723 units with a total GFA of 173,680 square meters.

New York Oosten. The Oosten is located at 421 Kent Street in the South Williamsburg neighborhood of Brooklyn, NY. Constructed in 2017, the Property is an eight-story, 481,000 square foot, Class A, mixed-use condominium building consisting of 216 residential units, community facility space, and 72 parking spots. There is roughly 9,500 square feet of community facility space and 319,000 square feet of net residential space. As of December 31, 2023, there were 13 units left to sell in addition to 63 parking licenses. The community facility space was sold in the first quarter of 2022.

Zhengzhou Fancy City II (North). The land is located west of Songshan Road on the 4th Ring Road, Zhengzhou, Henan Province. This project covers a site area of 30,175 square meters and has a total GFA of 109,085 square meters, of which 100,380 square meters are for multi-layer buildings and 8,344 square meters are for retail stores. We acquired the site in April 2016 and commenced construction in May 2017, and delivered units in 2019. This project consists of 3,278 units. We started pre-sale in October 2017, and as of December 31, 2023, we sold 3,251 units with a total GFA of 103,888 square meters.

Zhengzhou International New City III A. The land is located on south 3rd Ring Road, Zhengzhou, Henan Province. This project covers a site area of 22,225 square meters and has a total GFA of 97,099 square meters, of which 95,504 square meters are for high-rise buildings, 1,002 square meters are for basements and 657 square meters are for retail stores. We acquired the site in May 2017 and commenced construction in November 2017, and delivered units in 2020. This project consists of 864 units. We started pre-sale in December 2017, and as of December 31, 2021, we sold all the units.

Suzhou Galaxy Bay. The land is located in Taicang District, Suzhou, Jiangsu Province. It covers a site area of 21,183 square meters and has a total GFA of 73,451 square meters, of which 73,451 square meters are for high-rise buildings. We acquired the site in December 2017, commenced construction of this project in July 2018 and delivered the units in 2020. This project consists of 718 units. We started pre-sale in December 2018, and as of December 31, 2021, we sold all the units.

Suzhou Gusu Shade I. The land is located in Gusu District, Suzhou, Jiangsu Province. It covers a site area of 10,063 square meters and has a total GFA of 11,944 square meters, of which 11,944 square meters are for multi-layer buildings. We acquired the site in March 2018 and commenced construction of this project in September 2018, and delivered units in 2020. This project consists of 78 units. We started pre-sale in November 2018, and as of December 31, 2022, we sold all the units.

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

Zhengzhou International New City III B. The land is located south of 3rd Ring Road, Zhengzhou, Henan Province. This project covers a site area of 26,102 square meters and has a total GFA of 118,678 square meters, of which 118,678 square meters are for high-rise buildings. We acquired the site in May 2017 and commenced construction in November 2017, and began to deliver units in 2021.This project consists of 1,336 units. We started pre-sale in April 2018, and as of December 31, 2022, we sold all the units.

Zhengzhou International New City III D. The land is located south of 3rd Ring Road, Zhengzhou, Henan Province. This project covers a site area of 15,119 square meters and has a total GFA of 46,094 square meters, of which 44,293 square meters are for high-rise buildings, 885 square meters are for retail stores, and 916 square meters are for basements. We acquired the site in August 2016 and commenced construction in August 2017, and began to deliver units in 2022. This project consists of 448 units. We started pre-sale in June 2018, and as of December 31, 2021, we sold all the units.

Qingdao Royal Dragon Bay. The land is located in Huangdao District, Qingdao, Shandong Province. This project covers a site area of 64,442 square meters and has a total GFA of 156,403 square meters, of which 118,914 square meters are for high-rise buildings and apartments, 2,816 square meters are for retail stores, and 34,673 square meters are for multi-layer buildings. We acquired the site in July 2018, commenced construction in August 2018, and began to deliver units in 2021. This project consists of 1,249 units. We started pre-sale in November 2018, and as of December 31, 2023, we sold 1,129 units with a total GFA of 139,189 square meters.

Zhengzhou Hangmei International Wisdom City I. The land is located in Xinzheng District, Zhengzhou. This project covers a site area of 73,300 square meters and has a total GFA of 133,962 square meters, of which 133,962 square meters are for high-rise buildings. We acquired the site in December 2017 and commenced construction in March 2018, and began to deliver units in 2022. This project consists of 1,441 units. We started pre-sale in May 2018, and as of December 31, 2023, we sold 1,441 units with a total GFA of 133,491 square meters.

Zhengzhou Hangmei International Wisdom City II. The land is located in Xinzheng District, Zhengzhou. This project covers a site area of 46,357 square meters and is expected to have a total GFA of 134,599 square meters, all of which are for commercial properties. We acquired the site in December 2017 and commenced construction in July 2018, and began to deliver units in 2021. This project consists of 165 units. We started pre-sale in January 2019, and as of December 31, 2023, we sold 159 units with a total GFA of 132,815 square meters.

Jinan Royal Palace. The land is located south of Qingyuan Road and east of Lashanhe Road, Huaiyin District, Jinan. This project covers a site area of 140,155 square meters and has a total GFA of 449,450 square meters, of which 399,907 square meters are for high-rise buildings, 26,094 square meters are for retail stores and 21,240 square meters are for basements. We acquired the site in November 2013, commenced construction of this project in February 2014, and began to deliver units in 2016. This project consists of 6,512 units. We started pre-sale in June 2014, and as of December 31, 2022, we sold all the units.

Jinan Royal Spring Bay. The land is located in Zhangqiu District, Zhangqiu. This project covers a site area of 69,587 square meters and has a total GFA of 127,788 square meters, of which 83,982 square meters are for high-rise buildings, 27,921 square meters are for multi-layer buildings, 4,265 square meters are for retail stores and 11,620 square meters are for basements. We acquired the site in June 2018, commenced construction of this project in September 2018, and began to deliver units in 2021. This project consists of 1,230 units. We started pre-sale in December 2018, and as of December 31, 2023, we sold 1,059 units with a total GFA of 119,865 square meters.

Kunshan Xinyu Jiayuan. The land is located in Huaqiao District, South of Kunshan. This project covers a site area of 18,068 square meters and has a total GFA of 107,970 square meters, of which 103,081 square meters are for high-rise buildings, and 4,889 square meters are for office buildings. We acquired the site in July 2017 and commenced construction of this project in December 2017, and began to deliver units in 2021. This project consists of 909 units. We started pre-sale in September 2018, and as of December 31, 2023, we sold 883 units with a total GFA of 104,089 square meters.

Tianjin Spring Royal Palace II. The land is located in Sicundian Town, Wuqing District, Tianjin. This project covers a site area of 133,499 square meters and has a total GFA of 143,797 square meters, of which 71,602 square meters are for high-rise buildings, 507 square meters are for retail stores, and 71,688 square meters are for multi-layer buildings. We acquired the site in November 2014, commenced construction in October 2015, and began to deliver units in 2020. This project consists of 1,077 units. We started pre-sale in January 2018, and as of December 31, 2023, we sold 1,077 units with a total GFA of 143,136 square meters.

Taizhou Yihe Yayuan. The land is located in Luqiao District, Taizhou. This site covers a site area of 61,107 square meters and has a total GFA of 128,397 square meters, of which 109,869 square meters are for high-rise buildings, 18,528 square meters are for retail stores. We acquired the site in May 2019, and began to deliver units in 2021. This project consists of 1,081 units. We started pre-sale in October 2019, and as of December 31, 2021, we sold all units.

Hudson Garden Project - the Bloom on Forty Fifth. The land is located at 500 W 45th St., New York, NY. The project consists of a seven-story mixed use scheme, providing 92 residential apartments comprising studios, as well as one-b, two-b, three- and four-bedroom apartments, including 35,000 square feet of retail space. The development achieved final completion in 2021. As of December 31, 2023, there were 60 units left to sell.

Zhengzhou Fancy City III. The land is located west of Songshan Road and on 4th Ring Road, Zhengzhou. This project covers a site area of 27,599 square meters and is expected to have a total GFA of 80,628 square meters, of which 78,075 square meters are for high-rise buildings, 1,048 square meters are for retail stores, and 1,480 square meters are for basements. We acquired the site in December 2017 and commenced construction in March 2018, and began to deliver units in 2021. This project consists of 922 units. We started pre-sale in October 2018. As of December 31, 2023, we sold 901 units with a total GFA of 79,816 square meters.

Dalian International Health Technology Town I. The land is located in Lvshunkou District, Dalian. This project covers a site area of 58,740 square meters and is expected to have a total GFA of 98,733 square meters, of which 71,677 square meters are for high-rise buildings, 5,112 square meters are for retail stores, 27,056 square meters are for multi-layer buildings. We acquired the site in August 2018, commenced construction in October 2018, and began to deliver units in 2020. This project consists of 948 units. We started pre-sale in December 2018, and as of December 31, 2023, we sold 948 units with a total GFA of 98,623 square meters.

Suzhou He’an Garden. The land is located in New District, Suzhou. This project covers a site area of 118,667 square meters and is expected to have a total GFA of 117,999 square meters. We acquired the site in May 2019, commenced construction in December 2019, and began to deliver units in 2022. This project consists of 1,668 units. We started pre-sale in May 2020, and as of December 31, 2023, we sold 1,638 units with a total GFA of 57,858 square meters.

Xi’an Xinyuan Royal Palace. The land is located in the southwest corner of Shenzhou 3rd Road and Aerospace Middle Road in the Xi’an Aerospace Base, Xi’an. This site covers a site area of 80,673 square meters and is expected to have a total GFA of 201,626 square meters. We acquired the site in May 2017 and began to deliver units in 2023. This project consists of 1,159 units. We started pre-sale in February 2021, and as of December 31, 2023, we sold 1,159 units with a total GFA of 199,081 square meters.

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

Opportunity Identification

The first stage of our development process involves the identification of new opportunities for upcoming land auctions or acquisition of entities in our selected high-growth cities around China. Our Land Development Department prepares a strategic plan that specifies our future project development plans and land acquisition requirements. They also conduct in-depth demographic and market research regarding our selected cities. We have formulated a set of criteria in selecting suitable high-growth cities to expand our operations based on certain indicators, including, among others:

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

To ensure quality property management, we provide property management services to purchasers until they have become statutorily entitled to elect their own property management companies. As of December 31, 2023, owners of all of our developments, who had become statutorily entitled to elect their property management companies, continued to choose us to manage their properties.

Our property management services include security, landscaping, building management and management of public facilities and equipment, and additional services, such as cultural activities, housekeeping and repair. We are currently managing approximately 34.3 million square meters, comprising more than 187,107 residential units.

Our U.S. Property Development Operations

We expanded into the United States market in 2012. Investment decisions with respect to the United States market are carried out through the investment committee of our board of directors. We currently seek investment opportunities mainly through off-market transactions, including resales and distressed sales. We currently consider the following factors when selecting a project:

●	Geographic location: We intend to focus in areas that are economically active and diversified, and attractive to immigrants on the east and the west coasts;
●	Risk adjusted financial returns; and
●	Funding opportunities.

We set up a specialized United States project team in 2012, comprised of U.S. local consultants and employees with substantial experience and understanding in various areas of the U.S. real estate market. As of December 31, 2023, we had a team of approximately six persons in the United States. Their major responsibilities include project research, land valuation, property development management, contracts, and contract terms verification. We also work with outside consultants and agents familiar with the United States markets.

To date, our acquisitions in the United States have been opportunistic and have not followed a specific development model. Our first property development project in the United States, the New York Oosten Project, is in the Williamsburg neighborhood of Brooklyn, New York. We commenced construction of the development project in November 2013. We started marketing and pre-sale of our property upon receiving approval from the state attorney general in March 2014. As of December 31, 2023, we delivered 203 of 216 units with a total GFA of 27,673 square meters for a total revenue of US$324.1 million. Of the unsold units, we have offered several units for rent and given the unique product, and limited comparable apartments has been able to achieve above market rents. These units have consistently outperformed other location adjacent buildings. We sold the community facility space within the building in the first quarter of 2022. We continue to hold 63 parking licenses in the building, which we rent to unit owners and renters in the building. The parking is in high demand, and we continue to hold a waiting list of interested renters. We will look to sell the remaining parking licenses in the future, but have no specific timeline for disposition.

In January 2016, we also acquired a parcel of land in midtown Manhattan, New York, for US$57.5 million. The land allows for approximately 10,235 sellable & rentable square meters. The construction of our Hudson Garden Project in Manhattan, New York is completed. The optimized structure design allows for the maximum amount of prime ground floor retail along the street front. The efficient residential unit design maximized the total number of units to 92. As of December 31, 2023, we delivered 32 of 92 units with a total GFA of 2,562 square meters for a total revenue of US$46.6 million. As of December 31, 2023, 98% of the retail spaces have been rented and all tenants are open and operating. Retail anchor is Target Department Store, a nationally recognized credit tenant.

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

Our Leased Properties and Real Estate Related Services

Ancillary to our property development operations, we also lease certain properties, including an elementary school, two basements, seven clubhouses, thirteen parking facilities, fifteen kindergartens, seven shopping malls and a department. The rental income of our lease operations represented approximately 1.3%, 2.2% and 4.6% of our revenue in 2021, 2022 and 2023, respectively.

We provide property management services through Xinyuan Science and Technology Service Co., Ltd. In 2021, 2022 and 2023, revenue from our real estate related services represented 7.1%, 11.1% and 11.6% of our total revenue for those periods, respectively.

Quality Control

We emphasize quality control to ensure that our buildings and residential units meet our standards and provide high-quality service. We select only experienced design and construction companies. We provide customers with warranties covering the building structure and certain fittings and facilities of our property developments in accordance with the relevant regulations. To ensure construction quality, our construction contracts contain quality warranties and penalty provisions for poor work quality. In the event of delay or poor work quality, the contractor may be required to pay pre-agreed penalties, damages, as well as compensation we paid to customers for late delivery, under our construction contracts. Our construction contracts do not allow our contractors, without prior consent from us, to subcontract or transfer their contractual arrangements with us to third parties. We typically withhold 5% of the agreed construction amount for two to five years after completion of the construction as a deposit to guarantee quality, which provides us assurance for our contractors’ work quality.

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

Competition

The real estate industry in China is highly competitive. We compete primarily with local and regional property developers, but an increasing number of large national property developers have also started to enter these markets. Competitive factors include the geographical location of the projects, the types of products offered, brand recognition, price, design and quality. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Residential Property Industry in China — We face intense competition from other real estate developers.” In the cities in which we operate, our major competitors include China Overseas Property Ltd., China Vanke Co., Ltd., Sunshine 100, China Resources Land Limited, Sunac China Holding Limited, Henan Zhengshang Real Estate Co., Ltd., Evergrande Group, Longfor Real Estate Co., Ltd, Greenland Group, China Overseas Property, Country Garden and KWG Property Holding Ltd.

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

We own trademarks for “鑫苑” in the form of Chinese characters and our company logo in the United States, the U.K., EU, New Zealand, Australia, Singapore, Korea, Hong Kong and Cayman Islands. We also hold the international registration of our company logo issued by the International Trademark System.

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

We operate our business in China under a legal regime consisting of the National People’s Congress, or the “NPC,” the PRC State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOHURD, the Ministry of Natural Resources (formerly, the Ministry of Land and Resources), or the “MLR,” the MOFCOM, the NDRC, the SAIC, the SAFE, and their respective authorized local counterparts.

Regulations on Land

The Law of the PRC on Land Administration, implemented on June 25, 1986 and most recently amended on August 26, 2019 by the SCNPC, distinguishes between the ownership of land and the right to use land. All land in the PRC is either state-owned or collectively-owned, depending on location. Generally, land in urban areas within a city or town is state-owned, and all land in the rural areas of a city or town and all rural land, unless otherwise specified by law, are collectively-owned.

Although all land in the PRC is owned by the governments or by the collectives, private individuals and businesses are permitted to hold, lease and develop land for a specified term without ever owning the land, the duration of which depends on the use purpose of the land. These rights to use land are termed land use rights.

Under the Interim Regulations of the PRC on Grant and Transfer of the Right to Use State-owned Land in Urban Areas, implemented on and effective as of May 19, 1990, as amended on November 29, 2020, by the PRC State Council, enterprises, companies and other organizations who intend to hold, lease and develop the land, each as a “Land User,” must pay a premium to the government as consideration for the grant of the land use rights on terms of use prescribed by the government, and a Land User may transfer, lease and mortgage, or otherwise commercially exploit the land use rights, within such terms of use. The land administration authority enters into a contract with the Land User for grant of the land use rights. The Land User pays the grant premium as stipulated in the grant contract. After paying the grant premium in full, the Land User registers with the land administration authority and obtains a land use rights certificate. The certificate evidences the acquisition of the land use rights.

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

The Civil Code of the PRC, or the “Civil Code,” published on May 28, 2020 and effective as of January 1, 2021, which replaces Property Law of the PRC, further clarified land use rights in the PRC with the following rules:

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

In accordance with the Notice on Further Strengthening the Administration of the Costs and Revenue Associated with Land Grant, jointly issued by the MOF, the MLR, the PBOC, the Ministry of Supervision and the National Audit Office on November 18, 2009, all payments for land use rights paid for through installments must be made in full within one year in principle. In certain circumstances, the payment term may be extended to two years upon the approval of the competent authorities. In addition, the initial installment payment may not be less than 50% of the overall amount owed for the land use rights. The notice also provides that the local-level governments should strictly enforce relevant regulations to impose penalties on real estate developers that have delayed the payment of land premiums or construction for reasons other than force majeure or restrict such developers from acquiring new land during the period such payments are delayed.

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

On May 22, 2014, the MLR issued the Provisions on the Economical and Intensive Use of Land, which took effect on September 1, 2014 and were amended on July 24, 2019. They provide that commercial land shall be granted via tender, auction and listing process to determine the user and the price. Compensation for all types of land supply shall not be lower than the minimum standard stipulated by the government. It is prohibited to reduce or relieve the land grant price in a disguised form by way of exchanging projects with land, returning fees after collecting them or granting subsidies or awards.

On November 24, 2014, the PRC State Council issued Interim Regulations on Real Estate Registration, which took effect on March 1, 2015 and were amended on March 24, 2019. They stipulate the registration authorities and the procedures for registration of rights of real estate rights, including land use rights, which applies to first registration, change of registration, transfer of registration, cancellation of registration, correction of registration, dissidence registration, advance notice registration, close-down registration and other affairs concerning registration of real estate. Further, on January 1, 2016, MLR issued Implementing Rules of the Interim Regulations on Real Estate Registration, as amended on July 24, 2019, which detail the rules of the registration procedures for registration of different kind of rights of real estate.

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

On September 5, 2023, the MLR issued the Circular on Launching the Pilot Program for Redevelopment of Underused Land, which took effect on the same day. This circular aims to foster innovation and balance various stakeholder needs to optimize land use, increase the efficiency of existing land ownership, and promote green, high-quality development. It encourages each pilot city to promulgate its own policies and regulations to achieve the goals of this circular.

Regulations on Establishment of a Real Estate Development Enterprise

In accordance with the Law of the PRC on Administration of Urban Real Estate, or “Urban Real Estate Law,” implemented by the SCNPC on July 5, 1994 and amended on August 30, 2007, August 27, 2009, and August 26, 2019, a developer is defined as “an enterprise which engages in the development and sale of real estate for the purposes of making profits.”

Under the Regulations on Administration of Development and Operation of Urban Real Estate, or “Development Regulations,” implemented by the PRC State Council on and effective as of July 20, 1998 and amended on January 8, 2011, March 19, 2018, March 24, 2019, March 27, 2020 and November 29, 2020, a real estate development enterprise must satisfy the following requirements:

●	has a registered capital of not less than RMB1 million; and
●	has four or more full-time professional real estate/construction technicians and two or more full-time accounting officers, each of whom must hold the relevant qualifications.

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

Regulations on Foreign-Invested Real Estate Enterprise

Industrial Restriction

Pursuant to the Special Administrative Measures on the Access of Foreign Investment (Negative List) (2021 Edition), or the “2021 Negative List,” jointly issued by the NDRC and the MOFCOM on December 27, 2021 and enforced on January 1, 2022, the foreign investment related to real estate development does not fall within the category of industries in which foreign investment is restricted or prohibited. The 2021 Negative List enumerates the restricted industries and the prohibited industries in relation to foreign investment, and the industries, such as real estate development industry, which do not fall within the 2021 Negative List, shall be administered under the principle of equal treatment to domestic and foreign investment. On March 15, 2019, the Foreign Investment Law of the People’s Republic of China, or the “FIL,” was issued by SCNPC and took effect on January 1, 2020, which also provides that the industries in which foreign investment is not restricted and prohibited shall be administered under the principle of equal treatment to domestic investment. However, where verification and record-filing of a foreign investment are required, relevant provisions of the State shall still be followed.

Considering the increasing foreign investment in the real estate industry in recent years, the MOHURD, the MOFCOM, the NDRC, the PBOC, the SAIC, and the SAFE jointly implemented the Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market, or Circular No. 171, on July 11, 2006 and amended on August 19, 2015, which may impact foreign investment in the real estate industry in the following areas:

●	FIREEs must have a registered capital in amounts pursuant to and consistent with existing regulations.
●	Upon payment of the land use rights grant premium, the FIREE can apply to the land administration authority for a land use rights certificate. Upon obtaining the land use rights certificate, an FIREE may then obtain a recertification of the Business License, with the same validity period as that of such land use rights certificate, following which, the FIREE may apply to the tax administration for tax registration purposes.
●	When a FIREE’s equity or project is transferred, or a foreign investor merges with a domestic real estate enterprise, the investor is required to submit a guarantee which ensures the compliance with the provisions of the land use rights grant contract, construction site planning permit, construction work planning permit, the land use rights certificate, the modification certification issued by the construction authorities and the tax payments certification issued by the relevant tax authorities.
●	Foreign investors which merge with domestic real estate development enterprises by share transfers or other methods, or which acquire the equity of a PRC party in joint venture enterprises, must allocate their employees appropriately, deal with bank debts and settle the lump sum payment of the transfer price through self-owned funds. However, a foreign investor with an unfavorable record may not be allowed to conduct any of the aforesaid activities.
●	FIREEs which have failed to obtain a land use rights certificate, or which have under 35% of the total capital required for the project, will not be allowed to obtain a loan in or outside China, and foreign exchange administration departments will not approve any settlement of foreign loans by such enterprises.
●	Any Chinese or foreign investors in an FIREE may not guarantee fixed profit returns or provide other arrangements to the same effect for any party in any form.

Circular No. 50

On May 23, 2007, the MOFCOM and the SAFE issued the Notice on Further Strengthening and Standardizing the Approval and Administration of Foreign Direct Investments in Real Estate Enterprise, or “Circular No. 50,” which was amended on October 28, 2015. Some of the key developments in this area are as follows:

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

Circular 122

On August 19, 2015, six PRC regulatory agencies, including the MOHURD and the SAFE, implemented the Notice on Adjusting Policies on Entry and Administration of Foreign Investment in the Real Estate Market, or “Circular 122,” according to which, among other things, the requirement of full payment of its capital contributions of FIREE no longer exists when the FIREE applies to domestic loans, overseas loans and settlement of foreign exchange loans, and the FIREE may directly apply to the bank for the registration of foreign exchange regarding foreign direct investment in accordance with the relevant rules on foreign exchange administration. However, Circular 122 does not de-regulate the Chinese real estate market. The previous material requirements for granting approval under Circular No. 171 and Circular No. 50 still apply.

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

Planning of a Real Estate Project

The Law of the PRC on Urban and Rural Planning, implemented by the NPC on October 28, 2007, effective as of January 1, 2008 and amended on April 24, 2015 and April 23, 2019, replacing the previous City Planning Law of the PRC, provides that a developer who has obtained land use rights by grant must, after obtaining approval for a construction project and signing a land use rights grant contract, apply to the city planning authority for the Permit for Construction Site Planning. It further provides that a developer who has a proposed construction project within the planning area of a city or town must, after obtaining a Permit for Construction Site Planning, prepare the necessary planning and design work, and submit the detailed planning and design report, together with the land use rights certificate, to the city planning authority or the town government designated by the provincial government, and apply for the Permit for Construction Work Planning.

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

Pre-completion Sales

In accordance with the Measures for the Administration of Pre-Sale of Urban Commodity Properties, or “Urban Pre-Sale Measure,” promulgated on November 15, 1994 by the MOHURD, which took effect on January 1, 1995 and was amended on August 15, 2001 and July 20, 2004, a developer intending to sell a commodity building before its construction work’s completion must complete pre-sale registration with the real estate administration authority of the relevant city or county to obtain a Permit for Pre-Sale of Commodity Properties.

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

Under the Implementing Regulations on Supervision of Proceeds from Pre-sales of Commodity Properties of Jinan City, implemented by Jinan Committee of Construction on September 26, 2005 and effective as of October 26, 2005, the proceeds from pre-sale of properties must be used in the construction of pre-sale projects, including the purchase of construction materials and equipment, remittance of construction fees and taxes payable, and should not be used for other purposes. Under the Regulations on the Supervision of Proceeds from the Pre-sale of Commodity Properties in Jinan City (Draft for Comment), published by the Jinan City MOHURD and the comment period of which ended on March 2, 2023, the proceeds from the pre-sale of properties must be deposited into accounts monitored by regulatory authorities and a real estate developer must apply for use in accordance with the progress of construction.

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

The Notice on Enhancing the Management on Use of Fund of Pre-sales of Commodity Properties of Beijing City, implemented and effective as of December 16, 2015, provides that the real estate development enterprise may withdraw funds for construction purpose from accounts monitored by the regulatory authorities if the sale scale confirmed by pre-sale contracts signed online is less than half of the authorized scale of pre-sale. The Beijing MOHURD promulgated the Regulations on the Supervision of Proceeds from the Pre-sale of Commodity Properties in Beijing (Draft for Comment, 2023) on December 22, 2023, providing that the proceeds from the pre-sale of properties must be deposited into accounts monitored by regulatory authorities and must be properly used by developers for their corresponding construction projects.

On November 14, 2022, the CBIRC, the MOHURD and the PBOC issued the Circular on the Relevant Work of Commercial Banks Issuing letters of Guarantee to Replace the Pre-sale Supervision Funds, pursuant to which high-quality real estate enterprises can apply to banks for a letter of guarantee to replace their pre-sale supervision funds.

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

On December 21, 2023, the MLR, the National Financial Regulatory Administration or the “NFRA,” formerly CBIRC, and several other agencies issued the Circular on Further Raising the Convenience of Real Estate Registration to Promote the Optimization of Business Environment, which aims to simplify the process of real estate registration for purchasers and, among other things, facilitate the digitalization of important documents and registrations.

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

The Circular on Strengthening the Management of Commercial Real Estate Credit Facilities, issued on September 27, 2007 by the PBOC and the CBRC, as supplemented on December 5, 2007 reinstates the minimum down payment requirements contained in the Opinion of the MOHURD and Other Departments on Adjusting the Housing Supply Structure and Stabilizing the Property Prices issued on May 24, 2006, and further provides that if a family member (including the purchaser and his/her spouse and their children under 18) has financed the purchase of a residential property with loans from banks, any member of the family that purchases another residential property will be regarded as a second-time property purchaser.

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

On August 20, 2020, PBOC and MOHURD proposed a pilot plan at a conference which sets three goals for real estate development companies: the debt asset ratio will not exceed 70% after deducting advance proceeds from projects sold; net debt to equity ratio will not exceed 100%; and the ratio of balance of cash and cash equivalent to short-term borrowings will be at least 1. Based on the number of goals completed, the upper limit of annual growth rate of interest-bearing liabilities of a real estate development company varies from 5% to 15%. The pilot plan was supposed to become a formal policy in 2021; nevertheless, the governmental authority has not issued any relevant regulations or policies.

On December 31, 2020, PBOC and CBIRC issued the 2021 Notice which took effect on January 1, 2021. The 2021 Notice divides all Chinese-funded banks into five levels and sets different limitation on banks in different levels to provide real estate loans. For example, the amount of outstanding real estate loans of a bank in Level 1 must not account for more than 40% of its total outstanding RMB loans, while the amount of outstanding real estate loans of a bank in Level 5 must not account for more than 12.5% of its total outstanding loans denominated in RMB.

On January 30, 2021, PBOC and CBIRC issued the Circular on Excluding the Loans for Public Rental Housing from the Concentralized Administration on Real Estate Loans, which provides that loans related to public rental housing will not be counted as a part of the restricted real estate loan quota provided in the 2021 Notice.

On August 18, 2023, the MOHURD, PBOC, and the NFRA issued the Circular on Optimizing the Criterion on Identifying the House Quantity in Individual Housing Loans, which allows the mortgages on a property owner’s second houses to receive the same treatment as their first houses, as long as relevant family members do not already own a house under the same name at the local regional level.

On August 31, 2023, PBOC and the NFRA issued the Circular on Matters Related to Lowering the Interest Rates of Existing Housing Loans for First-Home Purchases, which aims to lower the interest rates applicable to certain real estate loans and to mitigate the inclination for real estate purchasers to make early repayments.

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

Regulations on Property Management

The Property Management Rules, implemented on September 1, 2003 and amended by the PRC State Council on October 1, 2007, February 6, 2016 and March 19, 2018, regulates the property management activities. The Property Management Rules specifies the rights and obligations of property owners, Property Owners’ Committee, or the “POC,” and property service enterprises. For example, the property owners have the right to appoint and dismiss property service enterprises (formerly known as property management enterprises); prior to the selection of the POC, the property developer will select a property management enterprise to provide property management services; and property management fees will be determined by mutual consent between the POC and the property management enterprise, and set forth in writing in the property management service contract. The Civil Code further provides more regulations regarding the property management services, such as the right to terminate property management service contract without any reason enjoyed by the property owners. Xinyuan Science and Technology Service Co., Ltd. is a property management company.

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

Regulatory Developments on Data Privacy

In November 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the “Cyber Security Law,” which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On September 12, 2022, the CAC released the Draft Amendment to the Cyber Security Law, which increases the legal liability for violations under the current Cyber Security Law, integrates and unifies the penalties for violations of network operation security protection obligations, violations of critical information infrastructure security protection obligations and violations of personal information protection obligations. Since the Amendment was only released in draft form for purposes of soliciting public comments at this stage, uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of this proposed Amendment.

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

On December 28, 2021, the Cyberspace Administration of China amended the Measures for Cybersecurity Review, or the “Cybersecurity Review Measures,” which became effective on February 15, 2022. The scope of review under the Cybersecurity Review Measures extends to critical information infrastructure operators that intend to purchase internet products and services and data processing operators engaging in data processing activities which affect or may affect national security. According to Article 7 of the Cybersecurity Review Measures, operators who possess the personal information of over a million users must apply to the Cybersecurity Review Office to conduct cybersecurity review procedures before listing in a foreign country. Additionally, the Cybersecurity Review Measures also provide that if the relevant authorities consider certain network products and services, data processing activities or listings in foreign countries to affect or potentially affect national security, then the authorities may initiate a cybersecurity review even if the operators do not have an obligation to independently perform a cybersecurity review under such circumstances.

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

On March 22, 2024, the CAC issued the long-awaited Provisions on Facilitating and Regulating Cross-Border Data Transfers, effective as of the same date. The CAC simultaneously updated the Guidelines to Applications for Security Assessment of Outbound Data Transfers and the Guidelines for Filing the Standard Contract for Outbound Cross-Border Transfer of Personal Information to harmonize the current rules applicable to cross-border data transfers. These regulations benefit many multinational companies that are involved in the activity of transferring personal information and other data out of China. The essence of these regulations consists of exceptions to existing data compliance requirements (such as the need to conduct “security assessments” and to complete “standard contracts”) set out under pre-existing laws and regulations concerning outbound cross-border data transfers.

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

United States

Our operations in the United States are subject to extensive regulations imposed and enforced by various federal, state, and local governing authorities. These regulations are complex and include building codes, land zoning and other entitlement restrictions, health and safety regulations, labor practices, marketing and sales practices, environmental regulations, and various other laws, rules, and regulations. Collectively, these regulations have a significant impact on the site selection and development of our properties, our design and construction techniques, our relationships with customers, employees, suppliers, subcontractors and many other aspects of our business.

C.Organizational Structure

Xinyuan is a holding company established in the Cayman Islands that operates its business and operations through its subsidiaries. For its operations in each of the PRC and the United States, the Group has a local holding company which owns the operating entities. The Group also has two subsidiaries in Malaysia and owns a 50% non-controlling interest in MLD in the U.K. The Group establishes a separate entity for each development project. In addition, the Group has various subsidiaries which have been created for use in various future ventures, and subsidiaries which provide real estate and property management related technology services. Please refer to Exhibit 8.1 to this annual report on Form 20-F for a listing of the Company’s subsidiaries, including country of incorporation. Please refer to Note 1 of our audited consolidated financial statements for the ownership percentages of the Group’s principal subsidiaries.

On October 11, 2019, Xinyuan’s property management service entity, Xinyuan Property Management Service (Cayman) Ltd., or Xinyuan Service, was listed on the Hong Kong Stock Exchange under code “01895,” with 25% of the outstanding shares issued to new investors, following an internal reorganization pursuant to which Xinyuan Service became a subsidiary of Xinyuan Real Estate, Ltd. The initial public offering price for each share was HK$2.08, representing an initial market valuation of HK$1.04 billion. Xinyuan Real Estate, Ltd. remains the largest shareholder of Xinyuan Service, holding 52.86% of its total shares, and Xinyuan Service is consolidated in Xinyuan’s financial statements.

D.Property, plant and equipment

Our headquarters and some of our subsidiaries are located in Beijing, China, where we lease approximately 2,917 square meters of office space. We also lease a total of approximately 357 square meters of office space in other cities where our subsidiaries are located, which includes approximately 75 square meters in Changsha, Hunan Province and 282 square meters in New York.

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

In accordance with Instruction 6 to Item 5, information with respect to the fiscal year 2021 has been omitted from this Item 5. Such information has previously been reported and is available in Item 5 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022.

A.Operating Results

Overview

Since our inception in 1997, we have completed 83 projects with total GFA of 11,622,887 square meters. As of December 31, 2023, we had 24 projects covering 9 cities in China and the United States with estimated total GFA of 4,588,172 square meters under construction and planning, of which 17 projects with estimated total GFA of 3,250,435 square meters were under construction. As of December 31, 2022, we had 29 projects covering 12 cities in China, the United States and the United Kingdom with estimated total GFA of 5,325,147 square meters under construction and planning, of which 22 projects with estimated total GFA of 4,015,996 square meters were under construction. As of December 31, 2022 and 2023, we had no projects in Malasia or the U.K. under construction or planning.

Our total revenue, derived primarily from sales of residential real estate, was US$950.0 million in 2022 and US$805.0 million in 2023. Our net loss was US$258.7 million in 2022 and net income was US$30.5 million in 2023. We acquire land in China primarily through auctions of government land and acquisitions of landowning entities. These acquisition methods allow us to obtain unoccupied land with unencumbered land use rights, which in turn enables us to save the time and expenses associated with protracted legal processes to obtain title, demolition and re-settlement and to commence construction quickly.

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

Principal Factors Affecting Our Results of Operations

Economic growth and demand for residential property in China and since 2012, in the United States

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the cities where we operate. As of December 31, 2023, 99.1% of the units in our completed projects were sold. We have periodically experienced some volatilities in demand due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices, such as the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market announced by the General Office of the PRC State Council in February 2013 which, among others, requires an individual income tax at a rate of 20% on gains generated from the sale of a self-owned property. See “Item 4. Information on the Company—B. Business Overview—Regulation—China—Regulations on Real Estate Financing.” However, we expect continuing economic growth in China, rising disposable income levels and population growth in our target cities to support demand for residential properties over the next several years. If we continue to expand our business operations in the United States, trends and development in the U.S. economy, including developments in the United States housing markets, will become increasingly important to our business and results of operations.

PRC government policies and regulations

Our business and results of operations are significantly affected by PRC government policies and regulations, particularly those that relate to land sales and development, project and consumer financing, property sales and transfers, property taxation and residential property prices.

We believe that it is in the PRC government’s interest to stabilize the market and to encourage the urbanization process and that increases in disposable income will continue to support the long-term growth of China’s real estate market. Accordingly, we expect that the government will maintain policies that will foster long-term healthy growth and curb potential bubbles in the market. However, we cannot assure that the PRC government will not adopt further measures in the future that may adversely affect our business and financial performance or that a real estate bubble will not develop despite government efforts to discourage such development.

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

The PRC government will also from time to time introduce sales tax incentives or disincentives to either stimulate or dampen the demand. For example, the required holding period for the avoidance of business tax on capital gains on the sale of real estate was reduced from five years to two years with the promulgation of Circular 39 on March 30, 2015, in an effort to stimulate the weakening property market in China.

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

Availability and cost of financing

Like other property developers, we require substantial capital investment for the acquisition of land use rights and the construction of our projects. Our ability to secure financing for such purposes affects the number of projects we are able to develop at any time. Over the past ten years, the PBOC has alternatively tightened or loosened the credit supply by increasing or decreasing the reserve requirement ratios of commercial banks and financial institutions. Any future increases in the reserve requirement ratio will reduce the amount of commercial bank credit available to businesses in China and may affect our ability to obtain sufficient funding from banks to finance our business expansion. The cost of our financing also affects our operating results. We typically obtain bank borrowings for up to 65% of the cost of our land use rights to fund PRC project developments after we receive the required permits. Interest rates on our commercial bank borrowings vary and are linked to benchmark lending rates published by the PBOC, which fluctuate from time to time.

In addition to bank debts, we obtain financing through the issuance of debt securities and through onshore corporate bonds issued by our subsidiary, Xinyuan China. As of December 31, 2023, we had an outstanding US$625.1 million aggregate principal amount of senior secured notes with interest rates ranging from 3.0% to 14.5%. Also, as of December 31, 2023, Xinyuan China had outstanding US$38.7 million in corporate bonds. For more detailed discussions of the bank borrowing and debt securities, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

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

Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean titles and the ability to proceed immediately with development. However, as competition for development sites increases, the auction mechanism tends to lead to higher prices. In 2022 and 2023, land use rights costs, including auction price and taxes, constituted 33.1% and 31.2% respectively, of our costs of revenue. During 2023, the cost of land acquisitions in China we incurred, including deposits for potential acquisitions under the negotiated land acquisition model, was immaterial.

We acquire our development sites or land held for sale in the United States generally through off-market transactions, including resales and distressed sales. We did not purchase any new property in the United States in 2022 and 2023.

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

Our execution capability to support business expansion

Since 2006, we have been expanding our residential property development operations from Zhengzhou in Henan Province into other high-growth cities. We plan to expand into additional high-growth cities as suitable opportunities arise. The development of real estate projects across additional high-growth cities will impose significant demands on our management and other operational resources. Moreover, we will face increased competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of our targeted high-growth cities has its own market conditions, customer requirements and local regulations related to the real estate industry. In addition, while our primary focus continues to be residential real estate markets in high-growth cities in China, we have expanded into the U.S. market. Our expansion into the U.S. market, which is significantly different from China in terms of market conditions, regulatory compliance requirements and customers, imposes significant demands on our management and other operational resources. In 2014, we acquired 100% of the shares of a Malaysian company, which owns offshore landfill development rights for a total area of 170 acres (approximately 687,966 square meters). On March 21, 2018, we acquired a 50% equity stake in MDL from ED Group as mentioned above. We have no development experience in Malaysia and the U.K., nor have we ever engaged in landfill reclamation projects. Such expansion also imposes significant demands on our capital and management resources to develop and generate future revenue from projects. The success of our business expansion depends on our ability to develop, market and deliver quality development projects on time. In addition, the progress and costs of a development project can be adversely affected by many factors, such as delays in obtaining necessary licenses, permits or approvals from relevant government authorities, failures by local contractors to comply with our designs, specifications or standards, and disputes with our third-party contractors. As we are not permitted to commence pre-sale in China until we have reached certain milestones in the construction progress for a project, any significant delay in construction could restrict our ability to pre-sell our properties, which could extend the recovery periods for our investments. This, in turn, could have an adverse effect on our cash flow, investment returns, results of operations and financial position.

Operating Results

Revenue

We derive our revenue mainly from the development and sale of real estate. In addition, we generate a small percentage of revenue from leasing ancillary facilities and residential units in certain of our residential developments, as well as from the provision of related services, including property management and real estate-related services that we provide to residents and purchasers of our residential units.

	2022		2023
	US$	%	US$	%
	(in thousands, except for percentages)
Real estate sales	809,413	85.2	658,073	81.8
Real estate leasing	20,783	2.2	37,218	4.6
Real estate management services income	105,460	11.1	93,677	11.6
Other revenue	14,356	1.5	16,006	2.0
Total revenue	950,012	100.0	804,974	100.0

The impact of foreign exchange rate variances on reported revenue in U.S. dollars was an adverse 4.78% in 2023, compared to an adverse 4.18% in 2022.

Real estate sales

Real estate sales represent revenue from the sales of residential properties we develop and acquire. Throughout this annual report, real estate sales are stated net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff applicable to property sales in the PRC which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$1.2 million and US$1.2 million in 2022 and 2023, respectively. Beginning May 1, 2016, a value added tax instead of the business tax was levied on the relevant contracted sales value at the rate of 5% or 11%. Beginning May 1, 2018, the rates of value added tax was levied on the relevant contracted sales value at the rate of 5% or 10%. Beginning May 1, 2019, the rates of value added tax was levied on the relevant contracted sales value at the rate of 5% or 9%.

On January 1, 2018, the Company adopted ASC 606: “Revenue from Contracts with Customers,” or “ASC 606,” issued by the Financial Accounting Standards Board. The Company adopted the guidance using the modified retrospective approach. Under the new revenue recognition standards, revenue from domestic real estate sales under the previous contract terms, which used to be recognized over time under the percentage of completion method, or “POC,” is no longer recognized until title is transferred and the Company does not have the enforceable right to payment, therefore, the revenue, cost and retained earnings decreased; on the other hand, the balance of real estate properties under development and customer deposits increased. In 2022 and 2023, all the revenue related to the projects in the U.S. were recognized after the title was transferred.

Real estate leasing

Real estate leasing revenue represents the income from the rental of ancillary facilities, including retail properties, parking facilities, kindergartens, elementary schools, and clubhouses in a number of our developments.

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

Costs of revenue

The following table sets forth a breakdown of our costs of revenue for the period indicated:

	2022		2023
	US%	%	US$	%
	(in thousands, except for percentages)
Cost of real estate sales
Land use rights costs	290,233	33.1	209,952	31.2
Construction costs	478,123	54.4	347,711	51.7
Total cost of real estate sales	768,356	87.5	557,663	82.9

Cost of real estate leasing	20,288	2.3	33,920	5.0
Cost of real estate management services	79,610	9.1	72,310	10.8
Other costs	9,802	1.1	8,616	1.3
Total Costs of revenue	878,056	100.0	672,509	100.0

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

Construction costs. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for flexible payments which cover substantially most of all labor, materials, fittings and equipment costs, subject to adjustments for certain prescribed contingencies, such as design changes during the construction process or changes in government-suggested steel prices or cement prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we directly purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$73.9 million and US$55.6 million in 2022 and 2023, respectively.

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

In 2023, we recognized an impairment loss of US$7,221,978 (2022: US$2,932,743) for our active projects, consisting of projects under construction or planning or completed or held for lease.

Cost of real estate leasing

Our cost of real estate leasing consists primarily of depreciation expenses and maintenance expenses associated with the leased properties. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of our properties held for lease are 20-60 years.

Cost of real estate management services

Our cost of real estate management services consists of employee salaries, maintenance, water and electricity charges.

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

As of December 31, 2023, we employed 99 full-time sales and marketing personnel. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

●	staff salaries and benefits, quarterly and annual bonuses, and stock-based compensation;
●	traveling and office expenses;
●	professional fees, such as audit and legal fees; and
●	other expenses.

Interest Income

Interest income represents interest earned mainly on our bank balances.

Interest Expenses

Interest expenses include (i) interest on RMB514.5 million (US$75 million) principal amount of our 12% notes due 2022, or the “June 2022 Senior Secured Notes,” US$300 million principal amount of our 14.50% notes due 2023, or the “September 2023 Senior Secured Notes,” US$270 million principal amount of our 14.00% notes due 2024, or the “January 2024 Senior Secured Notes,” US$628 million principal amount of our public onshore bonds (which was partially redeemed early in 2019), US$331.3 million principal amount of our 3.00% notes due 2027, or the “September 2027 Senior Secured Notes,” and US$377 million principal amount of our non-public onshore bonds (which was partially redeemed early in 2019), (ii) amortization of debt issuance cost, and (iii) interest expense on capital leases.

All of our borrowings are granted by PRC commercial banks or financing institutions and denominated in RMB except for U.S. dollar and Hong Kong dollar-denominated borrowings from the following: US$42.9 million from Luso International Banking Ltd., US$41.9 million from Kent EB-5. LLC, US$120 million from Ares Management and US$30 million from 135-35 NORTHERN BLVD LLC. Our senior secured notes (see below) are also denominated in U.S. dollars. Interest rates on our long-term PRC bank borrowings are typically variable and linked to benchmark rates published by the PBOC. Our weighted average interest rate on short-term bank loans and other debt as of December 31, 2023 was 5.80%. As of December 31, 2023, the PBOC benchmark rate for a one-year loan was 4.35% per annum and those for loans of more than one year ranged from 4.75% to 4.90% per annum.

The June 2022 Senior Secured Notes in the principal amount of RMB514.5 million (US$75 million) bear interest at a fixed rate of 12.00% per annum. The September 2023 Senior Secured Notes in the principal amount of US$300 million bear interest at a fixed rate of 14.50% per annum. The October 2023 Senior Secured Notes in the principal amount of US$208 million bear interest at the fixed rate of 14.20% per annum. The January 2024 Senior Secured Notes in the principal amount of US$270 million bear interest at a fixed rate of 14.00% per annum. The September 2027 Senior Secured Notes in the principal amount of US$331.3 million bear interest at a fixed rate of 3.00% per annum.

In 2023, out of total interest costs incurred, US$176.9 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2023 Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$244.0 million in 2023, including US$237.3 million of interest on loans and notes and US$6.7 million of amortization of debt issuance costs.

In 2022, out of total interest costs incurred, US$158.0 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2022 Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$246.7 million in 2022, including US$237.3 million of interest on loans and notes, US$9.3 million of amortization of debt issuance costs and US$0.1 million of amortization of aircraft leaseback related interest.

Share of Income/(Loss) of Equity Investee

As of December 31, 2022 and 2023, the Group had a 1.85% investment in Zhengzhou Lianhe Real Estate Co., Ltd. The Group does not exercise significant influence over Zhengzhou Lianhe Real Estate Co., Ltd. and therefore, the Group accounts for the investment as a nonmarketable equity security. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible. The Company adopted ASU 2016-01 and elected to record equity investments without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the Company. There were no material adjustments for observable price change or impairment related to these investments in 2023.

On January 11, 2016, the Group together with two other entities established a joint venture called Shenzhen Zhong An Financial Lease Co., Ltd., or “Shenzhen Zhong An,” in which the Group holds a 25% equity interest. The purpose of the joint venture is to undertake financial lease businesses. In 2022, Shenzhen Zhong An was approved by the general meeting of shareholders for liquidation and distributed to shareholders. The Group collected the cost of investment with no material share of income.

On January 9, 2017, the Company set up a limited partnership, Shenzhen Qianhai Jingjie City Renewal Investment Partnership, or “Shenzhen Qianhai,” with third parties and made a capital injection of US$8,118,800. Shenzhen Qianhai will focus on investment in real estate renewal projects in Shenzhen city. The Company has significant influence over Shenzhen Qianhai’s operating and financial decisions and accounted for it as an equity method investment.

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

On April 19, 2017, the Company signed an agreement to acquire up to 70% equity interest of Qingdao Huiju Zhihui City Industrial Development Co., Ltd., or Qingdao Huiju, which was developing a real estate project in Qingdao city from Beijing Huiju Technology Industry Development Co., Ltd., a non-affiliated company for a consideration of US$505.2 million. As of December 31, 2019, US$505.2 million was paid in exchange for 49% equity interest that has been transferred to the Company. Based on the articles of association of Qingdao Huiju, the Company cannot exercise control of Qingdao Huiju until it acquires the entire 70% equity interest, but has the ability to exercise significant influence over Qingdao Huiju’s operating and financial decisions and accounted for it as an equity method investment.

The Group initiated various legal actions against Beijing Huiju regarding, inter alia (i) the transfer of the remaining 21% equity interest in Qingdao Huiju to the Group and appointment of directors onto the board of Qingdao Huiju, (ii) the refunding of an unauthorized transfer of cash in the amount of US$98.7 million from Qingdao Huiju to Beijing Huiju, and (iii) the return of the business license and official seals of Qingdao Huiju being held under escrow by a third party to Qingdao Huiju. In March 2019, the PRC local court held that Beijing Huiju shall refund the unauthorized cash transferred to Beijing Huiju to Qingdao Huiju, and has frozen US$98.7 million of the cash in Beijing Huiju’s bank account. In June 2021, the PRC Supreme People’s Court supported the PRC local court’s judgement and also ruled that Beijing Huiju shall refund the amount of US$98.7 million to Qingdao Huiju, which comprised the final trial under PRC litigation proceedings. In January 2020, the local PRC court held that the third party holding the business license and official seals of Qingdao Huiju in escrow shall return such documents to Qingdao Huiju in a preliminary civil trial. In June 2020, the Qingdao Intermediate People’s Court confirmed the ruling of the preliminary civil trial after Beijing Huiju appealed to the Court against the return of business and official seals to Qingdao Huiju. In January 2022, the China International Economic and Trade Arbitration Commission, or CIETAC, ruled that Beijing Huiju shall transfer the remaining 21% equity interest in Qingdao Huiju to the Group, that Beijing Huiju shall coordinate in completing the equity transfer registration formalities and confirmed that the Group has the right to appoint three directors onto the board of Qingdao Huiju. Based on independent legal advice and after due and careful inquiry, the directors of the Company are of the view that the above events shall have not any material adverse effect on the Group’s investment in and receivables from Qingdao Huiju.

In 2022, the enforcement status of the above award/judgements was that (i) the change of equity registration formalities to had been completed by Beijing Huiju within the prescribed period provided by the CIETAC; (ii) Qingdao Huiju had received the refund of US$98.7 million transferred by Beijing Huiju; and (iii) Qingdao Huiju had collected the returned business license and official seals of Qingdao Huiju. Therefore, Qingdao Huiju has been consolidated in the Group’s financial statements since the year of 2022.

On September 4, 2017, the Company with two non-affiliated companies, established a limited partnership, Wuhu Penghong Investment Center (Limited Partnership), or Wuhu Penghong, in which the Company and the other two partners invested US$30.6 million, US$91.8 million and US$3.1 million in cash, respectively. The other two partners hold substantive participating rights whereas the Company only exercises significant influence, and therefore, accounted for its investment in Wuhu Penghong under the equity method. On September 8, 2017, Wuhu Penghong acquired 90.57% equity interest of Guangzhou Huanglong Information Technology Co., Ltd., or Guangzhou Huanglong, for a total cash consideration of US$19.7 million. In 2021, the Company further invested US$31.4 million in Wuhu Penghong.

On March 20, 2018, the Company acquired 16.66% equity interest in Suzhou Hengwan Real Estate Co., Ltd., or “Suzhou Hengwan,” which is developing a real estate project in Suzhou city from Suzhou Hengwan Enterprise Management Consulting Co., Ltd., a non-affiliated company for a consideration of US$18.6 million. As of December 31, 2019, Suzhou Hengwan returned US$5.4 million (2018: US$7.3 million) of capital to the Company. Based on Suzhou Hengwan’s articles of association, the Company cannot exercise control of Suzhou Hengwan, but has the ability to exercise significant influence over Suzhou Hengwan’s operating and financial decisions and accounted for it as an equity method investment.

On March 21, 2018, the Company acquired 50% equity interest in MDL, which is developing a real estate project in London, the U.K. from ED Jersey Limited, a non-affiliated company for a consideration of US$19.1 million. Based on MDL’s articles of association, the Company cannot exercise control of MDL, but has the ability to exercise significant influence over MDL’s operating and financial decisions and accounts for it as an equity method investment.

On April 26, 2018, the Company acquired 51% equity interest in Henan Qingning Apartment Management Co., Ltd., or “Henan Qingning,” which is operating rental apartments in Henan Province, from one natural person and Henan Yangjian Industry Co., Ltd., a non-affiliated company, for a consideration of US$3.8 million. Based on Henan Qingning’s articles of association, the Company cannot exercise control of Henan Qingning, but has the ability to exercise significant influence over Henan Qingning’s operating and financial decisions and accounted for it as an equity method investment.

On May 31, 2018, the Company acquired 19.99% equity interest in Suzhou Litai Real Estate Co., Ltd., or “Suzhou Litai,” which is developing a real estate project in Suzhou city from Yongwei Real Estate (Suzhou) Co., Ltd., a non-affiliated company, for a consideration of US$9.3 million. As of December 31, 2019, Suzhou Litai returned US$5.7 million of capital to the Company. Based on Suzhou Litai’s articles of association, the Company cannot exercise control of Suzhou Litai, but has the ability to exercise significant influence over Suzhou Litai’s operating and financial decisions and accounted for it as an equity method investment.

On June 22, 2018, the Company together with a non-affiliated company, Huzhou Xinhong Real Estate Development Co., Ltd, established a joint venture, Huzhou Xinhong Town Construction and Development Co., Ltd., or “Huzhou Xinhong,” in which the Company holds a 78.46% equity interest. Based on Huzhou Xinhong’sarticles of association, the Company cannot exercise control of Huzhou Xinhong, but has the ability to exercise significant influence over Huzhou Xinhong’s operating and financial decisions and accounted for it as an equity method investment.

On May 27, 2015, the Company together with a non-affiliated company, Nanjing Starry Sky Studios Management Co., Ltd. established a joint venture, Beijing Starry Sky Cinema Co., Ltd., or “Starry Sky,” in which the Company holds a 51% equity interest. The purpose of the joint venture is to operate movie theatres. On October 18, 2018, for the best interests of the Company, the Company and its non-affiliated joint venture partner agreed that advances amounting to US$2.4 million for operational needs due from Nanjing Starry Sky should be converted to an additional 19.77% equity interest. Therefore, as of October 18, 2018, the Company’s accumulated equity interest in Starry Sky is 70.77%. Based on Starry Sky’s latest articles of association, the Company still cannot exercise control of Starry Sky, but has the ability to exercise significant influence over Starry Sky’s operating and financial decisions and accounted for it as an equity method investment.

On September 25, 2019, the Company acquired 40% equity interest in Taizhou Yiju Real Estate Co., Ltd., or “Taizhou Yiju,” which is developing a real estate project in Taizhou city from Zhejiang Zhongjian Real Estate Co., Ltd., a non-affiliated company, for a consideration of US$8.5 million. Based Taizhou Yiju’s the articles of association, the Company cannot exercise control of Taizhou Yiju, but has the ability to exercise significant influence over Taizhou Yiju’s operating and financial decisions and accounted for it as an equity method investment.

In July 2019, the Company acquired 24% equity interest in Suzhou Rongjingchen Real Estate Co., Ltd., or “Suzhou Rongjingchen,” which is developing a real estate project in Suzhou city from Suzhou Kaijingsheng Real Estate Co., Ltd., a non-affiliated company, for a consideration of US$42.0 million. Based on Suzhou Rongjingchen’s articles of association, the Company cannot exercise control of Suzhou Rongjingchen, but has the ability to exercise significant influence over Suzhou Rongjingchen’s operating and financial decisions and accounted for it as an equity method investment.

In December 2020, the Company together with a non-affiliated company, Hainan Jiazhaoye Industry Group Co., Ltd. agreed to make a capital injection to a joint venture, Jiazhaoye Health Industry (Sanya) Investment Co., Ltd., or “Jiazhaoye Health,” in which the Company holds a 49% equity interest. Based on Jiazhaoye Health’s the articles of association, the Company cannot exercise control of Jiazhaoye Health, but has the ability to exercise significant influence over Jiazhaoye Health’s operating and financial decisions and accounted for it as an equity method investment. In November 2021, the Company and Kaisa Group entered into an equity interest swap agreement. According to the agreement, the Company’s 49% equity interest in Jiazhaoye Health was exchanged for 49% equity interest in Henan Yanchuang Management and Consulting Co., Ltd, or “Henan Yanchuang,” with no extra consideration. Henan Yanchuang became our subsidiary after the equity interest swap. The changes of business registration of Jiazhaoye Health and Henan Yanchuang were completed as of January 25, 2022.

As of December 31, 2023, the Group’s investment in the investees in the aggregate exceeded its proportionate share of the net assets of the equity method investees by US$nil (December 31, 2022: US$nil). This difference, if any, represents equity method goodwill and therefore, is not amortized. In 2023, the Group recognized share of loss amounting to US$17.9 million (2022: US$26.2 million), mainly consisting of Huzhou Xinhong amounting to US$5.6 million and Wuhu Penghong amounting to US$12.2 million. As of December 31, 2022 and 2023, there was no material impairment related to these investments.

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

From January 1, 2023 to December 31, 2023, the Company redeemed the September 2023 Senior Secured Notes for a total principal amount of US$3.7 million, the January 2024 Senior Secured Notes for a total principal amount of US$26.68 million, the October 2023 Senior Secured Notes for a total principal amount of US$5.7 million and the September 2027 Senior Secured Notes for a total principal amount of US$34.5 million. The Company recognized gain on extinguishment of debt amounting to US$58,411,907.

On August 18, 2023, eligible holders of the September 2023 Senior Secured Notes, the October 2023 Senior Secured Notes and the January 2024 Senior Secured Notes in the aggregate principal amount of US$307.36 million exchanged their notes for, and the Company delivered, the September 2027 Senior Secured Notes in the aggregate principal amount of US$331.30 million due on September 30, 2027 and US$1.54 million in cash consideration in full satisfaction of the exchange consideration to those eligible holders. The Company recognized gain on extinguishment of debt amounting to US$111,520,980.

Gains on modification of debt

From January 1, 2023 to December 31, 2023, the terms of some debt were modified, mainly including extensions and reduced interest rates. The Company recognized gains on modification of debt amounting to US$26,372,965.

Income Taxes

The following table sets forth the components of income taxes for the periods indicated:

	2022		2023
	US$	%	US$	%
	(in thousands, except for percentages)
Corporate income tax	42,949	464.7	75,387	136.4
Land appreciation tax	26,862	290.7	70,422	127.4
Deferred tax benefits	(60,570)	(655.4)	(90,534)	(163.8)
Income taxes	9,241	100.0	55,275	100.0

For an explanation of deferred tax benefits, see Notes 2(w) and 15 of the consolidated financial statements included elsewhere in this annual report on Form 20-F. For a discussion of corporate income tax and land appreciation tax, see below.

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

We have made provision for the corporate income tax, or CIT, payable by our PRC subsidiaries based on the statutory income tax rate of 25%, after appropriate adjustments to our taxable income used in the calculation. The difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis has been treated as an unrecognized tax benefit under ASC 740-10 “Income Tax,” or ASC 740-10, which had a balance of US$103.0 million as of December 31, 2023. The movement in the unrecognized tax benefits is mainly attributable to deemed interest income from our subsidiaries during the year amounting to US$23.9 million, related late payment interests amounting to US$1.0 million and reductions for tax positions of prior years amounting to US$42.9 million.

Hong Kong

Our Hong Kong subsidiaries are subject to income tax at the statutory rate of 16.5% in accordance with the Hong Kong profits tax laws and regulations. We did not make any provisions for Hong Kong Profits Tax as there were no assessable profits arising in or derived from Hong Kong for any of the periods presented. Under the Hong Kong tax law, our Hong Kong subsidiaries are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

In 2023, we have made provision for LAT with respect to properties sold up to December 31, 2023 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

Share-based Compensation Expense

We have six share-based compensation plans: (1) our 2007 long-term incentive plan (which expired in 2017 and has remaining options), (2) our 2014 Restricted Stock Unit Plan, or “the 2014 RSU Plan,” (3) our 2015 long-term incentive plan, (4) a restricted share scheme operated by our subsidiary, Xinyuan Property Management Service (Cayman) Ltd., adopted on January 31, 2019, (5) an employee stock option plan for Xinchuang Technology Co. Ltd., or Xinchuang Technology, adopted on September 28, 2019, and (6) our 2020 restricted stock unit plan, adopted on June 30, 2020.

Under our 2007 long-term incentive plan, as of December 31, 2023, there were 39,400 options granted prior to the expiration of the 2007 long-term incentive plan that remained exercisable. Under our 2014 RSU Plan, we have granted 12,453,194 restricted common shares to employees and directors that vest ratably over a three-year service vesting period. Under our 2015 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 20,000,000 common shares. As of December 31, 2023, 2,796,734 options remained outstanding and exercisable, and 14,865,808 shares remained eligible for future grants under the 2015 long-term incentive plan.

We incurred compensation cost of US$0.6 million and US$nil in 2022 and 2023, respectively, in the general and administrative expenses. For a description of the grants under each of the plans, see Note 16 of the consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents a summary of our consolidated statements of comprehensive income by amount and as a percentage of our total revenue during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	2022		2023
	US$	%	US$	%
	(in thousands, except for percentages)
Revenue	950,012	100.0	804,974	100.0
Costs of revenue	(878,056)	(92.4)	(672,509)	(83.5)
Gross profit	71,956	7.6	132,465	16.5
Selling and distribution expenses	(29,458)	(3.1)	(9,928)	(1.2)
General and administrative expenses	(96,106)	(10.1)	(74,244)	(9.2)
Gain on disposal of property held for lease	5,687	0.6	—	—
Impairment losses on goodwill and intangible assets	(1,481)	(0.2)	—	—
Operating (loss)/income	(49,402)	(5.2)	48,294	6.0
Interest income	8,207	0.9	4,779	0.6
Interest expenses	(158,008)	(16.6)	(176,940)	(22.0)
Exchange income	39,952	4.2	13,482	1.7
Other income/(loss)	(1,968)	(0.2)	25,427	3.2
Share of loss of equity investees	(26,167)	(2.8)	(17,914)	(2.2)
Net gain on debt extinguishment	9,621	1.0	169,933	21.1
Gain on modification of debt	—	—	26,373	3.3
Loss on short-term investments	(71,675)	(7.5)	(7,626)	(0.9)
(Loss)/income from operations before income taxes	(249,441)	(26.3)	85,807	10.7
Income taxes benefit/(expenses)	(9,241)	(1.0)	(55,275)	(6.9)
Net (loss)/income	(258,683)	(27.2)	30,532	3.8
Net (loss)/income attributable to non-controlling interest	(4,671)	(0.5)	9,750	1.2
Net (loss)/income attributable to Xinyuan Real Estate Co., Ltd. shareholders	(263,353)	(27.7)	40,282	5.0

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue

Revenue decreased by US$145.0 million, or 15.3%, to US$805.0 million in 2023 from US$950.0 million in 2022.

Real estate sales

Revenue from real estate sales decreased by US$151.3 million, or 18.7%, to US$658.1 million in 2023 from US$809.4 million in 2022, principally due to decrease in contract sales due to economic downturn and the general condition of housing market in China.

The following table sets forth the percentage of completion, the percentage sold and related revenue for our pre-sold projects in 2022 and 2023. The revenue for our new pre-sold projects since January 1, 2018 are recognized on an over-time basis upon the adoption of ASC 606 and recognized at a point in time in the United States. For information regarding revenue recognition on an over time basis and at a point in time, see “Critical Accounting Policies,” below.

				Percentage Sold (2)
		Percentage Complete		Accumulated as of
Project	Total GFA	as of December 31, (1)		December 31		Revenue Recognized for The Year Ended December 31,
		2022	2023	2022	2023	2022		2023
	m2%		%	%	%	US$	%(3)	US$	%(3)
Chengdu region
Chengdu Xinyuan Splendid I	231,032	100.0	100.0	100.0	100.0	(20)	—	—	—
Chengdu Xinyuan Splendid II	217,010	100.0	100.0	100.0	100.0	—	—	—	—
Chengdu Thriving Family	203,373	99.8	99.8	100.0	99.6	9,102,294	1.1	(1,637,204)	(0.2)
Chengdu Xinyuan City (4)	741,602	68.2	82.8	57.9	61.7	84,702,496	10.5	149,181,277	22.7
Shanghai region
Shanghai Royal Palace	57,770	99.9	99.9	67.2	67.3	132,084	—	10,321	—
Suzhou International City Garden	204,147	100.0	100.0	100.0	100.0	(4,277)	—	(9,199)	—
Suzhou Lake Splendid	198,113	100.0	100.0	100.0	100.0	(113,365)	—	—	—
Suzhou Xin City	127,291	100.0	100.0	100.0	100.0	—	—	—	—
Suzhou Lake Royal Palace	169,781	100.0	100.0	99.8	100.0	—	—	—	—
Kunshan International City Garden	497,972	100.0	100.0	100.0	100.0	—	—	170,813	—
Kunshan Royal Palace	280,091	100.0	100.0	100.0	100.0	—	—	—	—
Kunshan Xindo Park	89,001	100.0	100.0	99.9	99.9	485,341	0.1	—	—
Xuzhou Colorful City	130,845	99.4	99.6	100.0	100.0	(210)	-	(1)	-
Kunshan Xinyu Jiayuan (4)	107,970	97.4	97.3	95.0	96.9	1,265,865	0.2	5,859,859	0.9
Suzhou Galaxy Bay (4)	73,451	94.7	94.7	94.4	96.1	2,055,919	0.3	2,340,681	0.4
Suzhou Gusu Shade I (4)	11,944	97.8	100.0	94.3	98.9	(764,527)	(0.1)	3,297,240	0.5
Shandong region
Jinan International City Garden	263,793	100.0	100.0	99.8	100.0	50,624	—	—	—
Jinan Xinyuan Splendid	573,273	100.0	100.0	100.0	100.0	13,991	—	(8,004)	—
Shandong Royal Palace	449,450	98.6	98.5	100.0	100.0	136,405	—	286,235	—
Jinan Xin Central	196,169	100.0	100.0	100.0	99.9	11,500	—	145,362	—
Qingdao Royal Dragon Bay (4)	156,403	91.2	91.1	88.1	88.7	15,272,805	1.9	1,052,020	0.2
Jinan Royal Spring Bay (4)	127,788	96.6	96.6	84.7	87.3	(3,876,452)	(0.5)	3,751,126	0.6
Lingshan Bay Dragon Seal	380,890	68.1	75.3	30.1	37.0	141,329,291	17.5	83,897,546	12.7
Henan region
Zhengzhou Xinyuan Colorful Garden	191,781	100.0	100.0	100.0	100.0	1,286,400	0.2	—	—
Zhengzhou Finance Square	67,225	100.0	100.0	100.0	100.0	—	—	(16,919)	—
Zhengzhou Modern City	232,054	100.0	100.0	100.0	100.0	1,739,782	0.2	—	—
Zhengzhou Century East A	76,764	100.0	100.0	100.0	100.0	(142)	—	599,257	0.1
Zhengzhou Century East B	166,481	100.0	100.0	100.0	100.0	—	—	879,019	0.1
Zhengzhou Xin City	210,530	100.0	100.0	100.0	99.0	3,424,738	0.4	378,614	0.1
Henan Thriving Family	133,779	99.5	99.5	92.1	92.6	—	—	2,141,287	0.3
Henan Xin Central I	261,606	99.4	99.5	96.3	96.5	1,862,440	0.2	1,874,242	0.3
Xingyang Splendid I	114,997	96.4	97.5	100.0	99.5	25,347,226	3.1	—	—
Xingyang Splendid II	118,530	86.4	87.5	76.9	79.1	269,708	—	14,625,697	2.2
Xingyang Splendid III	120,872	100.0	99.6	99.4	99.4	101,630	—	128,241	—
Xingyang Splendid IV (4)	152,166	57.0	69.4	85.2	85.4	9,244,649	1.1	13,514,679	2.1
Zhengzhou Xindo Park	134,362	98.7	98.9	88.5	88.8	595,335	0.1	(19,285)	—
Zhengzhou Fancy City I	166,685	99.8	99.8	94.0	93.9	1,574,406	0.2	298,033	—
Zhengzhou Fancy City III (4)	80,628	92.3	96.8	96.0	96.0	3,465,978	0.4	5,909,805	0.9
Zhengzhou International New City I	356,492	98.8	98.6	99.4	99.4	4,840,414	0.6	441	—
Zhengzhou International New City II	175,935	85.6	86.5	99.6	99.7	(5,908,730)	(0.7)	6,663,704	1.0
Zhengzhou International New City III A	97,099	89.7	90.3	100.0	99.8	(1,171,309)	(0.1)	(297,560)	—
Zhengzhou Fancy City II (South)	84,274	97.0	98.4	98.7	98.9	43,241	—	169,513	—
Zhengzhou Fancy City II (North)	109,085	88.5	96.9	89.4	89.9	(12,158,994)	(1.5)	890,096	0.1
Henan Xin Central II	109,740	99.6	99.7	98.2	98.5	368,767	—	476,131	0.1
Zhengzhou International New City III B (4)	118,678	85.0	83.6	99.9	99.9	(553,074)	(0.1)	(3,641,325)	(0.6)
Zhengzhou International New City III C (4)	82,965	95.8	99.3	93.2	93.1	14,662,639	1.8	4,224,539	0.6
Zhengzhou International New City III D (4)	46,094	93.3	93.5	95.8	96.1	2,591,938	0.3	391,490	0.1
Zhengzhou International New City IV (4)	199,750	77.7	88.6	92.7	95.3	4,021,565	0.5	44,837,883	6.8
Zhengzhou Hangmei International Wisdom City I (4)	133,962	97.0	95.4	85.8	86.8	(40,575)	—	(515,435)	(0.1)
Zhengzhou Hangmei International Wisdom City II (4)	134,599	97.7	92.8	94.3	99.0	72,013,986	8.9	(129,723)	—
Zhengzhou Hangmei International Wisdom City III (4)	47,407	—	19.3	—	30.3	—	—	1,291,379	0.2
Xinyuan Golden Water View City (4)	332,305	80.3	82.1	50.6	50.6	(4,411,148)	(0.5)	6,762,747	1.0
Xingyang Splendid V (4)	80,486	55.1	78.6	94.5	94.3	147,551	—	17,342,168	2.6
Zhengzhou International New City IV B10 (4)	92,331	62.7	67.2	85.3	86.9	(2,678,511)	(0.3)	5,730,554	0.9
Zhengzhou International New City A04 (4)	104,924	62.9	68.6	86.0	83.4	1,896,778	0.2	4,334,552	0.7
Zhengzhou Xinyuan Palace I	122,246	67.3	76.6	91.4	93.0	9,154,895	1.1	22,416,486	3.4
Zhengzhou Xinyuan Yue Royal Palace	275,742	53.3	55.7	13.7	13.7	2,792,664	0.3	1,291,709	0.2
Anhui region
Hefei Wangjiang Garden	145,455	100.0	100.0	100.0	100.0	566,652	0.1	40,008	—
Beijing region
Beijing Xindo Park	133,096	99.9	99.9	99.5	99.5	10,545,287	1.3	708,239	0.1
Beijing Tongzhou Liyuan	89,678	77.9	92.3	78.6	82.3	106,006,907	13.1	94,966,954	14.4
Tianjin Spring Royal Palace I	140,097	99.1	99.1	91.8	92.1	400,305	—	3,843,882	0.6
Tianjin Spring Royal Palace II (4)	143,797	95.4	96.6	95.9	98.3	25,380,596	3.1	7,536,360	1.1
Changsha region
Changsha Xinyuan Splendid	252,361	99.9	100.0	96.2	96.1	(24,460)	—	(630,314)	(0.1)
Changsha Mulian Royal Palace	90,940	98.1	99.5	99.9	100.0	—	—	61,042	—
Changsha Furong Thriving Family (4)	72,042	98.4	99.5	99.9	100.0	(1,034,013)	(0.1)	1,196,944	0.2
Sanya region
Sanya Yazhou Bay No.1	119,237	98.8	98.8	100.0	100.0	(9,249)	—	(30,892)	—
Xi’an region
Xi’an Metropolitan	288,625	98.8	98.8	97.7	97.8	8,112,271	1.0	(681,639)	(0.1)
Xi’an Xinyuan Royal Palace	201,626	69.5	93.4	96.2	96.2	182,903,190	22.6	109,940,244	16.7
Dalian region
Dalian International Health Technology Town I (4)	98,733	82.3	95.9	91.7	91.8	(556,850)	(0.1)	14,446,732	2.2
Dalian International Health Technology Town I-A2	9,193	69.5	93.4	96.2	96.2	788,128	0.1	365,001	0.1
Guangdong region
Foshan Xinchuang AI International Science and Technology Innovation Valley (4)	195,116	87.3	91.0	61.8	58.4	34,671,616	4.3	(2,069,377)	(0.3)
US
Northern Nevada Land Portfolio	N/A	N/A	N/A	N/A	N/A	—	—	—	—
Lennox Project	N/A	N/A	N/A	N/A	N/A	—	—	—	—
Hudson Garden Project	10,235	N/A	N/A	N/A	N/A	41,048,973	5.1	5,514,187	0.8
New York Oosten	30,855	N/A	N/A	N/A	N/A	16,289,560	2.0	21,975,711	3.3
Total	12,442,819					809,412,923	100.0	658,073,173	100.0
(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.

(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our financial statements as of and for the year indicated.
(3)	Percentage of all real estate sales revenue for the financial period, including revenue recognized on an “over time” basis and until title was transferred.
(4)	The revenue for these projects are recognized on an over time basis.

The following table sets forth the square meters sold and average selling price per square meter for each pre-sold project, each reportable segment and on a consolidated basis in 2022 and 2023:

Project	Year Ended December 31,
	2022			2023
		Square	Average		Square Meters	Average
	Contract Sales	Meters Sold	Selling Price	Contract Sales	Sold	Selling Price
	US$	m2	US$/m2	US$	m2	US$/m2
Chengdu Region
Chengdu Xinyuan Splendid II	21,943	—	—	—	—	—
Chengdu Thriving Family	1,013,181	665	1,524	(1,116,734)	(718)	1,555
Chengdu Xinyuan City	30,583,603	21,668	1,411	49,310,609	35,802	1,377
Total	31,618,727	22,333	1,416	48,193,875	35,084	1,374
Shanghai region
Shanghai Royal Palace	230,180	—	—	133,480	—	—
Suzhou Galaxy Bay	788,295	(1,389)	(568)	1,832,954	613	2,990
Suzhou Gusu Shade I	2,878,555	1,060	2,716	—	—	—
Suzhou Gusu Shade II *	—	—	—	—	—	—
Huzhou Silk Town **	—	—	—	—	—	—
Suzhou Linhu Lake Project	62,739,943	40,404	1,553	21,992,466	8,845	2,486
Kunshan Xindo Park	1,022,349	590	1,733	—	—	—
Kunshan Xinyu Jiayuan	2,753,323	689	3,996	4,066,311	2,245	1,811
Xuzhou Colorful City	—	—	—	—	—	—
Total	70,412,645	41,354	1,703	28,025,211	11,703	2,395
Shandong region
Jinan International City Garden	—	—	—	—	—	—
Jinan Xinyuan Splendid	(945,410)	(90)	10,505	5,277	34	155
Shandong Royal Palace	1,517,544	5,535	274	16,756	172	97
Jinan Xin Central	589,044	1,462	403	(300,724)	(205)	1,467
Qingdao Royal Dragon Bay	2,552,658	844	3,024	4,075,843	1,539	2,648
Jinan Royal Spring Bay	12,389,674	9,261	1,338	4,445,688	1,331	3,340
Qingdao Longxi	182,166,857	69,224	2,632	155,756,042	51,642	3,016
Total	198,270,367	86,236	2,299	163,998,882	54,513	3,008

Henan region
Zhengzhou Royal Palace	—	—	—	—	—	—
Zhengzhou Modern City	—	—	—	—	—	—
Zhengzhou Century East A	—	—	—	708,416	294	2,410
Zhengzhou Xin City	3,623,946	1,280	2,831	(3,289,157)	(897)	3,667
Zhengzhou Thriving Family	798,307	134	5,958	814,004	1,873	435
Henan Xin Central I	601,827	2,690	224	642,965	59	10,898
Zhengzhou Xindo Park	299,453	156	1,920	438,892	272	1,614
Xingyang Splendid I	—	—	—	(478,387)	(111)	4,310
Xingyang Splendid II	1,546,249	1,451	1,066	2,687,187	2,643	1,017
Xingyang Splendid III	—	—	—	—	—	—
Zhengzhou Fancy City I	742,919	795	934	(150,223)	8	(18,778)
Zhengzhou Fancy City II (South)	175,242	—	—	252,363	1	252,363
Zhengzhou International New City I	115,254	444	260	10,224	—	—
Henan Xin Central II	(215,096)	263	(818)	524,206	94	5,577
Zhengzhou Fancy City II (North)	678,282	516	1,315	827,202	430	1,924
Zhengzhou International New City II	31,841	—	—	295,501	513	576
Zhengzhou International New City III A	84,835	119	713	(791,633)	(283)	2,797
Zhengzhou International New City III B	45,738	—	—	(102,729)	(88)	1,167
Zhengzhou International New City III D	178,323	580	307	293,932	—	—
Zhengzhou Hangmei International Wisdom City I	(6,051,472)	(6,346)	954	1,545,041	1,751	882
Zhengzhou Hangmei International Wisdom City II	80,723,605	127,939	631	3,904,207	4,875	801
Zhengzhou Hangmei International Wisdom City III	—	—	—	7,540,594	13,242	569
Xingyang Splendid IV	27,581,545	47,237	584	1,642,045	869	1,890
Xinyuan Golden Water View City	4,563,893	1,585	2,879	(78,668)	—	—
Zhengzhou Fancy City III	269,815	665	406	105,531	717	147
Zhengzhou International New City III C	1,626,899	1,185	1,373	113,593	79	1,438
Zhengzhou International New City IV	1,425,210	917	1,554	(513,760)	1,036	(496)
Zhengzhou International New City IV B10	(315,880)	—	—	1,942,030	1,791	1,084
Zhengzhou International New City A04	7,859,543	3,996	1,967	179,209	170	1,054
Xingyang Splendid V	(26,498)	—	—	—	—	—
Zhengzhou Derun Project I	(1,488)	—	—	4,084,362	—	—
Xinyuan Yue Royal Palace	10,699,920	9,996	1,070	1,740,467	919	1,894
Total	137,062,212	195,602	701	24,887,414	30,257	823
Beijing region
Beijing Xindo Park	1,871,831	(25)	(74,873)	—	—	—
Tianjin Spring Royal Palace I	10,504,020	4,656	2,256	670,783	346	1,939
Tianjin Spring Royal Palace II	9,126,773	8,487	1,075	2,442,806	1,245	1,962
Beijing Tongzhou Liyuan	134,172,773	13,884	9,664	31,511,348	3,737	8,432
Total	155,675,397	27,002	5,765	34,624,937	5,328	6,499
Hunan region
Changsha Xinyuan Splendid	1,135,359	673	1,687	(242,392)	(300)	808
Changsha Furong Thriving Family	—	—	—	—	—	—
Total	1,135,359	673	1,687	(242,392)	(300)	808
Hainan region
Sanya Yazhou Bay No.1	—	—	—	—	—	—
Xi’an region
Xi’an Metropolitan	3,841,118	414	9,278	446,576	1,461	306
Xi’an Xinyuan Royal Palace	228,178,057	81,515	2,799	1,619,406	2,778	583
Total	232,019,175	81,929	2,832	2,065,982	4,239	487
Dalian region
Dalian International Health Technology Town I	—	—	—	7,527	(13)	(579)
Dalian International Health Technology Town II	—	—	—	269,358	141	1,910
Total	—	—	—	276,885	128	2,163
Guangdong region
Foshan Xinchuang AI International Science and Technology Innovation Valley	31,023,825	23,301	1,331	(2,459,575)	(1,352)	1,819
U.S. region
Hudson Garden Project	41,048,973	2,223	18,441	5,514,187	339	16,266
New York Oosten Project	13,729,807	1,182	11,618	21,975,711	2,644	8,311
Total	54,778,780	3,405	30,059	27,489,898	2,983	9,215
Grand Total	911,996,487	481,834	1,893	326,861,117	142,583	2,292

*The Company owns a 19.99% equity interest in Suzhou Litai Real Estate Co., Ltd., which develops Suzhou Gusu Shade II. The Company accounts for its investment under the equity method.

** The Company owns a 78.46% equity interest in a joint venture, Huzhou Xinhong Town Construction and Development Co., Ltd. which develops Huzhou Silk Town. The Company accounts for its investment under the equity method. In 2023, the Company sold the project to another shareholder of Huzhou Xinhong.

Total square meters sold decreased to 142,583 square meters in 2023 from 481,834 square meters in 2022. The decrease was mainly due to the economic downturn and the general condition of the housing market in China in 2023.

The overall aggregate average selling price per square meter in 2023 increased to US$2,292 from US$1,893 in 2022, primarily because a higher percentage of units were sold in locations with a comparatively higher average selling price, such as Qingdao, Beijing and Chengdu.

Chengdu region. Total square meters in this region sold in 2023 increased to 35,084 square meters from 22,333 square meters in 2022, primarily due to increased sales of Chengdu Xinyuan City. The average selling price per square meter in 2023 decreased to US$1,374 from US$1,416 in 2022.

Shanghai region. Total square meters sold in 2023 decreased to 11,703 square meters from 41,354 square meters in 2022, mainly due to the decreased sales of Suzhou Linhu Lake Project, Suzhou Gusu Shade I and Kunshan Xindo Park. The average selling price per square meter in 2023 increased to US$2,395 from US$1,703 in 2022.

Shandong region. Total square meters sold in 2023 decreased to 54,513 square meters from 86,236 square meters in 2022, mainly due to the decrease of saleable units of Qingdao Longxi and Jinan Royal Spring Bay. The average selling price per square meter in 2023 increased to US$3,008 from US$2,299 in 2022.

Henan region. Total square meters sold in 2023 decreased to 30,257 square meters from 195,602 square meters in 2022, mainly due to the decreased sales of Zhengzhou Hangmei International Wisdom City II, Xingyang Splendid IV and Xinyuan Yue Royal Palace. The average selling price per square meter in 2023 increased to US$823 from US$701 in 2022.

Beijing region. Total square meters sold in 2023 decreased to 5,328 square meters from 27,002 square meters in 2022, mainly due to the decreased sales of Tongzhou Xinyuan Royal Palace and Tianjin Spring Royal Palace I. The average selling price per square meter in 2023 increased to US$6,499 from US$5,765 in 2022.

Hunan region. Total square meters sold in 2023 decreased to -300 square meters from 673 square meters in 2022, mainly due to the decreased sales of Changsha Xinyuan Splendid. The average selling price per square meter in 2023 decreased to US$808 from US$1,687 in 2022.

Xi’an region. Total square meters sold in 2023 decreased to 4,239 square meters from 81,929 square meters in 2022, mainly due to the decreased sales of Xi’an Xinyuan Royal Palace. The average selling price per square meter in 2023 decreased to US$487 from US$2,832 in 2022.

Guangdong region. Total square meters sold in 2023 decreased to -1,352 square meters from 23,301 square meters in 2022, mainly due to the decrease of saleable units of Foshan Xinchuang AI International Science and Technology Innovation Valley I. The average selling price per square meter in 2023 increased to US$1,819 from US$1,331 in 2022.

United States region. Total square meters sold in 2023 decreased to 2,983 square meters from 3,405 square meters in 2022, derived from the sale of New York Hudson Garden Project and New York Oosten Project. The average selling price per square meter in 2023 decreased to US$9,215 from US$16,073 in 2022, due to the decrease in high margin units available for sale.

Real estate leasing

Real estate leasing income increased by US$16.4 million, or 79.1% to US$37.2 million in 2023 from US$20.8 million in 2022.

Real estate management services income

Real estate management services income decreased by US$11.8 million, or 11.2%, to US$93.7 million in 2023 from US$105.5 million in 2022. The decrease primarily resulted from the decrease of square meters under our management.

Other revenue

Other revenue increased by US$1.6 million, or 11.5%, to US$16.0 million in 2023 from US$14.4 million in 2022.

Costs of Revenue

Costs of revenue decreased by US$205.5 million, or 23.4%, to US$672.5 million in 2023 from US$878.1 million in 2022, primarily resulted from the decrease of revenue.

Cost of real estate sales

Cost of real estate sales decreased by US$210.7 million, or 27.4%, to US$557.7 million in 2023 from US$768.4 million in 2022. The total land use rights cost decreased by US$80.3 million, or 27.7%, from US$290.2 million (33.1% of costs of revenue) in 2022 to US$209.9 million (31.2% of costs of revenue) in 2023. The decrease was consistent with the decrease of real estate sales revenue. Construction cost, including capitalized interest, decreased by US$130.4 million, or 27.3%, to US$347.7 million in 2023 from US$478.1 million in 2022, primarily due to decreased project construction activities and decrease of real estate sales revenue.

Cost of real estate leasing

Cost of real estate leasing increased by US$13.6 million, or 67.2%, to US$33.9 million in 2023 from US$20.3 million in 2022. The increase was consistent with the increase of real estate lease income.

Cost of real estate management services

Cost of real estate management services decreased by US$7.3 million, or 9.2%, to US$72.3 million in 2023 from US$79.6 million in 2022. The decrease was consistent with the decrease of real estate management services income.

Other costs

Other costs decreased by US$1.2 million, or 12.1%, to US$8.6 million in 2023 from US$9.8 million in 2022. The decrease was primarily attributable to cost control measures in software consulting service.

Gross Profit

Gross profit increased by US$60.5 million, or 84.1%, to US$132.5 million in 2023 from US$71.9 million in 2022. Gross profit margin was 16.5% in 2023, compared to 7.6% in 2022. The increase was primarily attributable to the increase of percentage in pre-sale of our high margin units over all units available in 2023.

Selling and Distribution Expenses

Selling and distribution expenses decreased by US$19.5 million, or 66.3%, to US$9.9 million in 2023 from US$29.5 million in 2022. As a percentage of revenue, selling and distribution expenses, it was 1.2% in 2023, compared to 3.1% in 2022. The decrease was primarily due to decrease in promotion activities. As revenue grows in the future, we expect selling and distribution expenses as a percentage of revenue to remain stable.

General and Administrative Expenses

General and administrative expenses decreased by US$21.9 million, or 22.7% to US$74.2 million in 2023 from US$96.1 million in 2022. The decrease was primarily due to the decrease of headcount and our expense control measures. As a percentage of revenue, general and administrative expenses, it was 9.2% in 2023 compared to 10.1% in 2022.

Interest Income

Interest income was US$4.8 million in 2023, compared to US$8.2 million in 2022. The decrease was primarily due to the maturity of time deposits secured for some loans and the decrease of cash and cash equivalents.

Interest Expenses

In 2023, out of total interest costs incurred, US$176.9 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2023 Statement of Comprehensive Income. Total gross interest costs incurred amounted to US$244.0 million in 2023, including US$237.3 million of interest on loans and notes and US$6.7 million of amortization of debt issuance costs.

In 2022, out of total interest costs incurred, US$158.0 million did not qualify for interest capitalization treatment under U.S. GAAP and was charged to the 2022 Statement of Comprehensive Income. Total gross interest costs incurred were US$246.7 million in 2022, including US$237.3 million of interest on loans and notes, US$9.3 million of amortization of debt issuance costs and US$0.1 million of amortization of aircraft finance lease related interest.

Income Taxes

Income taxes expense increased by US$46.0 million, or 498.1% to income tax expense of US$55.3 million in 2023 from income tax expense of US$9.2 million in 2022 mainly due to (1)the increase of current income tax expense, which was primarily attributable to the increase in taxable income of some subsidiaries despite of the decrease of gross revenue; (2)the increase of land appreciation tax (“LAT”) expense, which was mainly due to the remittance of LAT after the completion and settlement of real estate projects.

Our effective tax rate decreased to -64.4% in 2023, from 3.7% in 2022.

Net (Loss)/Income Attributable to our Shareholders

Net income increased by US$303.6 million, or 115.3% to US$40.3 million in 2023, from net loss of US$263.3 million in 2022.

Discussion of Segment Operations

We consider each of our individual property developments as a discrete operating segment. As a presentation of segment information for every property development would not be meaningful, we have aggregated our segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. Our reporting segments are: (i) property developments in Zhengzhou, Henan Province, (ii) property developments in Jinan and Qingdao, Shandong Province, (iii) property developments in Suzhou, Xuzhou and Kunshan, Jiangsu Province and Shanghai, (iv) property developments in Chengdu, Sichuan Province (v) property developments in Beijing and Tianjin, (vi) property developments in Sanya, Hainan Province, (vii) property developments in Changsha, Hunan Province, (viii) property developments in Xi’an, Shaanxi Province, (ix) property developments in Zhuhai and Foshan Guangdong Province, (x) property developments in Wuhan, Hubei Province, (xi) property developments in Dalian, Liaoning Province, (xii) property developments in the United States, (xiii) property management and (xiv) other. Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The “property management” category relates to property management services. The “other” category relates to investment holdings, installation of intercom systems, landscaping, engineering and management, real estate sale, purchase and lease activities. The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements included in this report.

	2022	2023

	(US$ in thousands, except for percentages)
Zhengzhou, Henan
Total revenue	153,519	191,314
Total cost of revenue	(150,603)	(191,326)
Gross profit /(loss)	2,916	(12)
Gross margin	1.9%	(0.0)%
Operating loss	(6,132)	(12,879)
Jinan and Qingdao, Shandong
Total revenue	154,435	90,079
Total cost of revenue	(172,173)	(82,460)
Gross profit /(loss)	(17,738)	7,619
Gross margin	(11.5)%	8.5%
Operating loss	(30,748)	2,316
Suzhou, Kunshan and Xuzhou, Jiangsu, and Shanghai
Total revenue	5,689	12,895
Total cost of revenue	(4,279)	(9,700)
Gross profit	1,410	3,195
Gross margin	24.8%	24.8%
Operating income /(loss)	195	587
Chengdu, Sichuan
Total revenue	94,185	148,374
Total cost of revenue	(88,743)	(134,133)
Gross profit/(loss)	5,442	14,240
Gross margin	5.8%	9.6%
Operating income /(loss)	1,713	11,679
Beijing and Tianjin
Total revenue	144,237	106,631
Total cost of revenue	(116,175)	(68,230)
Gross profit	28,062	38,401
Gross margin	19.5%	36.0%
Operating loss	(14,713)	17,382
Sanya, Hainan
Total revenue	—	—
Total cost of revenue	—	—
Gross loss	—	—
Gross margin	—%	—%
Operating loss	(47)	(58)
Changsha, Hunan
Total revenue	1,009	(2,234)
Total cost of revenue	(131)	5,774
Gross profit /(loss)	878	3,540
Gross margin	87.0%	(158.5)%
Operating loss	(365)	3,204
Xi’an, Shaanxi
Total revenue	195,198	112,109
Total cost of revenue	(160,242)	(77,844)
Gross profit	34,955	34,265
Gross margin	17.9%	30.6%
Operating income	29,790	31,836
Zhuhai and Foshan, Guangdong
Total revenue	37,192	(34)
Total cost of revenue	(32,748)	779
Gross profit	4,443	745
Gross margin	11.9%	(2,213.9)%
Operating income /(loss)	1,145	(628)
Wuhan, Hubei
Total revenue	564	(12)
Total cost of revenue	(21)	63
Gross profit	543	51
Gross margin	96.2%	(438.7)%
Operating loss	(789)	293
Dalian, Liaoning
Total revenue	381	14,825
Total cost of revenue	(305)	(11,599)
Gross profit	76	3,227
Gross margin	19.9%	21.8%
Operating loss	(2,014)	2,318
US
Total revenue	62,049	31,573
Total cost of revenue	(77,841)	(31,243)
Gross loss	(15,792)	330
Gross margin	(25.5)%	1.0%
Operating loss	(33,198)	(8,499)
Property Management
Total revenue	101,527	99,401
Total cost of revenue	(74,745)	(72,535)
Gross profit	26,782	26,866
Gross margin	26.4%	27.0%
Operating income	17,405	7,078
Others
Total revenue	28	53
Total cost of revenue	(50)	(54)
Gross profit /(loss)	(21)	(2)
Gross margin	(74.7)%	(3.0)%
Operating loss	(11,645)	(6,336)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Zhengzhou, Henan. Total revenue increased by US$37.8 million, or 24.6%, from US$153.5 million in 2022 to US$191.3 million in 2023. Gross loss for this region was US$0.0 million, or 0.0% of revenue, in 2023, as compared to gross profit of US$2.9 million, or 1.9% of revenue, in 2022. The operating loss was US$12.9 million in 2023, representing an increase of US$6.7 million, or 110.0%, from operating loss of US$6.1 million in 2022.

Jinan and Qingdao, Shandong. Total revenue decreased by US$64.3 million, or 41.7%, from US$154.4 million in 2022 to US$90.1 million in 2023. The gross profit increased to US$7.6 million, or 8.5% of revenue, in 2023 from gross loss of US$17.7 million, or -11.5% of revenue, in 2022. The operating income was US$2.3 million in 2023, representing an increase of US$33.1 million, or 107.5%, from operating loss of US$30.7 million in 2022.

Suzhou, Kunshan and Xuzhou, Jiangsu and Shanghai. Total revenue increased by US$7.2 million, or 126.7%, from US$5.7 million in 2022 to US$12.9 million in 2023. Gross profit for the Jiangsu and Shanghai segment increased to US$3.2 million, or 24.8% of revenue, in 2023, from gross profit of US$1.4 million, or 24.8% of revenue, in 2022. The operating income was US$0.6 million in 2023, representing an increase of US$0.4 million, or 201.4%, from the operating income of US$0.2 million in 2022.

Chengdu, Sichuan. Total revenue increased by US$54.2 million, or 57.5% from US$94.2 million in 2022 to US$148.4 million in 2023. Gross profit for the Sichuan segment was US$14.2 million, or 9.6% of revenue, in 2023, as compared to gross profit of US$5.4 million, or 5.8% of revenue, in 2022. The operating income was US$11.7 million in 2023, representing an increase of US$10.0 million, or 581.7%, from the operating income of US$1.7 million in 2022.

Beijing and Tianjin. Total revenue decreased by US$37.6 million, or 26.1%, from US$144.2 million in 2022 to US$106.6 million in 2023. Gross profit for the Beijing and Tianjin segment was US$38.4 million, or 36.0% of revenue, in 2023, increasing by US$10.3 million from gross profit of US$28.1 million, or 19.5% of revenue, in 2022. The operating income was US$17.4 million in 2023, representing an increase of US$32.1 million, or 218.1%, from the operating loss of US$14.7 million in 2022.

Sanya, Hainan. Total revenue decreased by US$nil million, or 0%, from US$nil in 2022 to US$nil million in 2023. Gross profit for the Hainan segment was US$nil million in 2023, decreasing by US$nil million from nil, or 0% of revenue, in 2022. The operating loss was US$0.0 million in 2023, representing a decrease of US$0.0 million, or 23.0%, from operating loss of US$0.0 million in 2022.

Changsha, Hunan. Total revenue decreased by US$3.2 million, or 321.5%, from US$1.0 million in 2022 to US$-2.2 million in 2023. Gross profit for the Hunan segment was US$3.5 million, or -158.5% of revenue, in 2023, increasing by US$2.6 million from gross profit of US$0.9 million, or 87.0% of revenue, in 2022. Operating income was US$3.2 million in 2023, representing an increase of US$3.6 million, or 977.2%, from operating loss of US$0.4 million in 2022.

Xi’an, Shaanxi. Total revenue decreased by US$83.1 million, or 42.6%, from US$195.2 million in 2022 to US$112.1 million in 2023. Gross profit for the Shaanxi segment was US$34.3 million, or 30.6% of revenue, in 2023, decreasing by US$0.7 million from gross profit of US$35.0 million, or 17.9% of revenue, in 2022. The operating income was US$31.8 million in 2023, representing an increase of US$2.0 million, or 6.9%, from operating income of US$29.8 million in 2022.

Zhuhai and Foshan, Guangdong. Total revenue decreased by US$37.2 million, or 100.1%, from US$37.2 million in 2022 to US$0.0 million in 2023. Gross profit for the Guangdong segment was US$0.7 million, or -2,213.9% of revenue, in 2023, decreasing by US$3.7 million from US$4.4 million, or 11.9% of revenue, in 2022. The operating loss was US$0.6 million in 2023, representing a decrease of US$1.8 million, or 154.8%, from operating income of US$1.1 million in 2022.

Wuhan, Hubei. Total revenue decreased by US$0.6 million, or 102.1%, from US$0.6 million in 2022 to US$0.0 million in 2023. Gross profit for the Hubei segment was US$0.0 million, or -438.7% of revenue, in 2023, decreasing by US$0.5 million from gross profit of US$0.5 million, or 96.2% of revenue, in 2022. The operating income was US$0.3 million in 2023, representing an increase of US$1.1 million, or 137.2%, from operating loss of US$0.8 million in 2022.

Dalian, Liaoning. Total revenue increased by US$14.4, or 3,790.3%, from US$0.4 million in 2022 to US$14.8 million in 2023. Gross profit for the Liaoning segment was US$3.2 million, or 21.8% of revenue, in 2023, increasing by US$3.1 million from US$0.1 million, or 19.9% of revenue, in 2022. The operating income was US$2.3 million in 2023, representing an increase of US$4.3 million, or 215.1%, from operating loss of US$2.0 million in 2022.

The United States. Total revenue decreased by US$30.5 million, or 49.1%, to US$31.6 million in 2023 from US$62.0 million in 2022. This region had a gross profit of US$0.3 million, or 1.0% of revenue, in 2023, increasing by US$16.1 million from gross loss of US$15.8 million, or -25.5% of revenue, in 2022. This region has an operating loss of US$8.5 million in 2023, decreasing by US$24.7 million, or 74.4%, from operating loss of US$33.2 million in 2022.

Property Management. Total revenue decreased by US$2.1 million, or 2.1%, to US$99.4 million in 2023 from US$101.5 million in 2022. Gross profit was US$26.9 million, or 27.0% of revenue, in 2023, increasing by US$0.1 million from US$26.8 million, or 26.4% of revenue, in 2022. The operating income was US$7.1 million in 2023, representing a decrease of US$10.3 million, or 59.3%, from operating income of US$17.4 million in 2022.

Others. Total revenue remained stable at US$nil million in both 2022 and 2023, respectively. It consisted of real estate-related services, including, among others, property management services, broadband network installation, landscaping services and consulting services.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenue and expenses during each reporting period. We continually evaluate these estimates based on our own experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are inherently uncertain. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

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

Revenue recognition

Revenue is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. We also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenue is recognized net of business tax, value added taxes, or VAT.

A significant portion of our revenue is derived from real estate sales of development properties in the PRC, with revenue recognized using the percentage-of-completion, or “POC,” method in previous years. Under ASC 606, to recognize revenue over time similar to the POC method, contractual provisions need to provide us with an enforceable right to payment. Historically, our contracts did not include a specific term on enforceable right to payment. For all contracts executed starting from January 1, 2018, we modified certain terms to establish an enforceable right to payment for performance completed to date, including a reasonable profit. Under ASC 606, we recognize revenue on an “over time” basis prospectively for these new contracts by using cost inputs to measure progress towards the completion of the performance obligation. The progress towards complete satisfaction of the performance obligation is measured based on our efforts or inputs to the satisfaction of the performance obligation, by reference to the contract costs incurred up to the end of reporting period as a percentage of total estimated costs for each contract. For those contracts that do not include enforceable right to payment terms, revenue is recognized at a point in time when title to the property is transferred to the customer. For the periods presented, all the revenue related to projects in the U.S. are recognized when title is transferred.

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

Late payment interests and penalties arising from underpayment of income taxes are recognized according to the relevant tax law. The amount of interest expense to be recognized is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with ASC 740-10, “Income Tax,” or ASC 740-10, is classified in the consolidated financial statements as interest expense, while penalties recognized in accordance with this interpretation are classified in the consolidated financial statements as other expenses.

In accordance with the provisions of ASC 740-10, we recognize in our consolidated financial statements the impact of a tax position if a tax return’s position or future tax position is “more likely than not” to prevail (defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position). Tax positions that meet the “more likely than not” threshold are measured (using a probability weighted approach) at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, certain changes and/or developments with respect to audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are appropriately recorded in our consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

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

Share-based compensation

Under ASC 718, “Compensation - Stock Compensation,” we are required to recognize share-based compensation as compensation expense based on the fair value of stock options and other equity awards on the date of the grant. We have elected to recognize compensation expense using the straight-line method for all restricted shares and stock options granted with service conditions that have a graded vesting schedule. We have a policy of using authorized shares in the existing pool to satisfy any future exercise of share options and shares repurchased held by a third-party trustee to satisfy the restricted shares granted under our 2014 RSU Plan.

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

Expenditures for land development, including costs of land use rights, deed tax, pre-development costs and engineering costs, are capitalized and allocated to development projects by the specific identification method. Costs are allocated to specific units within a project based on the ratio of the sales value of units to the estimated total sales value times the total project costs.

Costs of amenities transferred to buyers are allocated as common costs of the project that are allocated to specific units as a component of total construction costs. For amenities retained by us, costs in excess of the related fair value of the amenities are also treated as common costs. Results of operations of amenities retained by us are included in current operating results.

In accordance with ASC 360, “Property, Plant and Equipment,” or ASC 360, real estate property development completed and under development are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

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

In 2022 and 2023, we recognized impairment losses of US$2.9 million and US$7.2 million for real estate properties completed and under development, respectively.

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

In accordance with ASC 360, “Property, Plant and Equipment,” real estate properties held for lease are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

In 2022 and 2023, we did not recognize any impairment for real estate properties held for lease.

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

Effect of change in estimate

Revisions in estimated gross profit margins related to estimated costs and revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2023, real estate development projects (Tianjin Spring Royal Palace I, Tianjin Spring Royal Palace II, Zhengzhou Hangmei International Wisdom City I, Beijing Tongzhou Liyuan, Xi’an Xinyuan Royal Palace), which recognized gross profit in 2022, had changes in their estimated gross profit margins. As these projects moved closer to completion during 2023, the Company adjusted its prior estimates related to selling prices and development costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share increased by US$104.8 million (2021: decreased by US$265.3 million, 2022: decreased by US$55.3 million), US$78.6 million (2021: decreased US$199.0 million, 2022: decreased by US$41.5 million), US$0.74 per share (2021: decreased by US$1.85 per share, 2022: decreased by US$0.38 per share), and US$0.74 per share (2021: decreased by US$1.85 per share, 2022: decreased by US$0.38 per share), respectively, for the year ended December 31, 2023.

Recently Issued Accounting Pronouncements

Please see the more detailed discussion in Note 2 to our consolidated financial statements included elsewhere in this annual report.

B.Liquidity and Capital Resources

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. As of December 31, 2023, our short-term bank loans and other debt, and current portion of long-term bank loans and other debt amounted to US$1,329.1 million. As announced in the Form 6-K dated July 19, 2022, the Company did not make payments in full for the June 2022 Senior Secured Notes of RMB545.3 million issued on July 3 and August 6, 2020 with a maturity date on June 29, 2022. The default also triggered cross-default of other senior notes issued by us. On August 18, 2023, eligible holders of the senior notes in the aggregate principal amount of US$307.36 million exchanged their notes for, and the Company delivered the September 2027 Senior Secured Notes in the aggregate principal amount of US$331.3 million due on September 30, 2027 and US$1.54 million in cash consideration in full satisfaction of the exchange consideration to those eligible holders. The carrying amount of the June 2022 Senior Secured Notes still in default was US$393.0 million as of December 31, 2023.

We also breached certain covenants relating to bank and other borrowings of US$637.8 million as of December 31, 2023. Other than that, up to the date of approval of these consolidated financial statements, we continue to be in breach of certain covenants and other lenders have not demanded for immediate repayment of other bank and other borrowings.

In addition, we are involved in other various litigation and arbitration cases for various reasons and the contingent compensation is subject to the court verdict. The Company anticipates that the market conditions in the real estate sector remain under pressure in 2024, and therefore, in the absence of a sharp recovery in the market and the availability of various financing options, the Company remains cautious about its liquidity in the near term. The above events or conditions indicate the existence of material uncertainty which cast substantial doubt on the Group’s ability to continue as a going concern.

In view of such circumstances, our directors consider that we have taken various measures and will have adequate funds available to enable it to operate as a going concern, taking into account the past operating performance of the Group and the following:

(a) The Group has been in negotiation with the noteholder to reach agreement on a further debt restructuring plan;

(b) In 2023, the Group reached an agreement with corporate bondholders of RMB corporate bonds with carrying amount of RMB273.8 million as of December 31, 2023. Pursuant to the agreement, the repayment date of the corporate bond was extended to November 13, 2025 and January 7, 2026;

(c) Up to the date of approval of the consolidated financial statements, the Group successfully extended the maturity date of long-term loans of the aggregate principal amount of US$35.3 million to no earlier than May 2025, alleviating the pressure on liquidity within a reasonable timeframe;

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

(f)The Group will continue to control administrative costs and contain unnecessary capital expenditures to preserve liquidity. The Group will also continue to actively assess additional measures to further reduce discretionary spending; and

(g)The Group has been proactive in seeking ways to settle the outstanding litigations of the Group. The Group will seek to reach an amicable solution on the charges and payment terms to the claims and litigations which have not yet reached a definite outcome.

In the event forecast cash flow is not achieved or the renewal of borrowings and public senior notes does not undergo as planned, our directors have also evaluated other plans that could be undertaken to improve their liquidity position as follow:

1)The Group could adjust their original sale plan for some residential properties and commercial buildings to an earlier stage in order to generate additional funds; and

2)The Group will continue to seek to obtain additional new sources of financing from potential equity investment partners or to seek suitable opportunities to dispose of its equity interest in certain project development companies to generate additional cash inflows. The Group’s properties are predominantly located in higher tier cities that make them relatively more attractive to potential buyers and retain a higher value in current market conditions.

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

As previously discussed, a principal factor affecting our results of operations and our growth is the acquisition of land and land use rights in target markets. Under current regulations and market practice, land use rights for residential development purposes in the PRC may be acquired from local governments through a competitive auction or other bidding process. These competitive auctions and bidding processes are typically announced 20 days before they are about to take place. To participate in these auctions, we are required to make a minimum deposit of 20-50% of the opening auction price in cash. If we are successful on our bids, we are also generally required to remit the remaining purchase price within one to six months of the auction. Further, under current regulations we are not permitted to borrow money from local banks to fund land purchases. As a result, we have to fund land purchases either from cash flows from project sales or from financing transactions in foreign markets which have been and continue to be relatively expensive and not easily accessible. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business requires access to substantial financing. Our failure to obtain adequate financing in a timely manner could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts, and (2) affect our financial performance and condition.” As a result of entering into other markets, we will also require adequate U.S. dollar and other currency financing for our offshore operations, one of the sources of which is back-to-back loan arrangements with our subsidiaries, which is subject to foreign exchange rate fluctuation and regulatory risk. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face risks related to our back-to-back loans.”

In addition to our land acquisitions, we expect to incur material project development costs on the acquired land. Our cash needs can only be partially satisfied by construction loans and future cash flows from real estate projects under development in the upcoming fiscal year. To ensure that we have sufficient funds to secure attractive land parcels and cover material project development costs, which are vital to our growth strategy, we have chosen to maintain a certain level of cash reserves on hand. In addition, we are required to maintain restricted cash deposits by banks that provide loans to us and our customers. The amount of the restricted cash deposits will vary based on the amount of the related loans. As of December 31, 2023, approximately US$101.6 million or 44.0% of our total cash balance reserve, was restricted cash.

We have and will continue to closely monitor our cash flow position to support our operations. We believe we manage land acquisition activities in a rational manner to control land expenditure and achieve reasonable profit of each project investment. We also closely monitor the collection of accounts receivable, and obtain funds through a variety of both domestic and overseas financing activities to provide a solid cash flow position for sustainable development.

We are a holding company established in the Cayman Islands and operate most of our business through our subsidiaries in China. Our cash requirements rely significantly upon dividends that we receive from our subsidiaries in China. To the extent our U.S., Malaysia and U.K. operations continue to grow, we may in the future also depend on dividends from our U.S., Malaysia and U.K. subsidiaries. If our subsidiaries incur indebtedness or losses, their ability to pay dividends or other distributions to us may be negatively affected. Regulations in China currently permit payment of dividends only out of accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, restrictive covenants in bank credit facilities, bonds, other long-term debt agreements, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to pay dividends or make other distributions to us and our ability to receive distributions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are a holding company that depends on dividend payments from our subsidiaries for funding.”

Cash Flows

	2022	2023

	(US$ in thousands)
Net cash used in operating activities	(530,273)	(270,774)
Net cash (used in)/provided by investing activities	513,898	(1,107)
Net cash used in financing activities	(60,426)	(47,293)
Net decrease in cash, cash equivalents and restricted cash	(76,801)	(319,174)
Effect of exchange rate changes on cash and cash equivalents	(82,342)	(10,733)
Cash, cash equivalents and restricted cash, at beginning of year	719,872	560,728
Cash, cash equivalents and restricted cash, at end of year	560,728	230,821

Operating Activities

Net cash used in operating activities was US$270.8 million in 2023, primarily attributable to an increase in real estate properties completed and under development of US$53.1 million and a decrease in customer deposits of US$522.2 million, partially offset by a decrease in other deposits and prepayments of US$57.7 million and an increase in accounts payable and other payables and accrued liabilities of US$347.9 million.

Net cash used in operating activities was US$530.3 million in 2022, primarily attributable to an increase in real estate properties completed and under development and other receivables of US$610.2 million, partially offset by a decrease in amounts due from related parties and advances to suppliers of US$108.7 million.

Proceeds from pre-sale of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sale proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sale are affected by a number of factors, including restrictions on pre-sale imposed by PRC law, market demand for our properties subject to pre-sale, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sale payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. As of December 31, 2022 and 2023, we recorded current liabilities consisting of customer deposits of US$1,280.5 million and US$740.0 million, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash in flow to the extent possible.

Investing Activities

Net cash used in investing activities was US$1.1 million in 2023, and was mainly attributable to the purchase of investment product of US$1.4 million.

Net cash provided by investing activities was US$513.9 million in 2022, and was mainly attributable to the acquisition of subsidiaries, net of cash acquired of US$510.1 million.

Financing Activities

Net cash used in financing activities was US$47.3 million in 2023, and was primarily attributable to repayments of short-term and long-term bank loans and other debt in the aggregate of US$110.5 million, partially offset by proceeds from short-term and long-term bank loans and other debt in the aggregate of US$56.8 million.

Net cash used in financing activities was US$60.4 million in 2022, and was primarily attributable to repayments of short-term and long-term bank loans and other debts in the aggregate of US$346.6 million, partially offset by proceeds from short-term and long-term bank loans and other debts in the aggregate of US$299.6 million.

Bank Borrowings and Other Debt

Bank borrowings and other debt are an important source of funding for our property developments. Our borrowings as of December 31, 2022 and 2023, respectively, were as follows:

	2022	2023
	US$	US$
Short-term bank loans and other debt	81,598,369	63,295,071
Long-term bank loans	146,603,073	152,088,997
Other long-term debt	259,081,410	476,033,481
Current portion of long-term bank loans and other debt	1,653,119,929	1,265,784,530
Total	2,140,402,781	1,957,202,079

As of December 31, 2022 and 2023, the weighted average interest rate on our short-term bank loans and other debt was 7.26% and 5.80% per annum respectively. As of December 31, 2022, US$81.6 million of the short-term bank loans was denominated in RMB and is secured by real estate properties completed, land use rights, real estate properties held for lease, and property and equipment. As of December 31, 2023, US$63.3 million of the short-term bank loans was denominated in RMB and is secured by real estate properties completed, land use right, real estate properties held for lease, and property and equipment.

As of December 31, 2022 and 2023, the weighted average interest rate on our long-term bank loans, including their current portion, was 7.46% and 6.06% per annum respectively. As of December 31, 2022, US$590.6 million of the long-term bank loans was denominated in RMB and secured by associated land use rights, real estate under development and real estate properties held for lease, and property and equipment. As of December 31, 2023, US$563.1 million of the long-term bank loans was denominated in RMB and secured by associated land use rights, real estate under development and real estate properties held for lease, and property and equipment.

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

On August 20, 2020, the PBOC and MOHURD proposed a pilot plan at a conference which sets three goals for PRC real estate development companies: their debt asset ratios should not exceed 70% after deducting advance proceeds from projects sold; their net debt to equity ratios should not exceed 100%; and their ratios of cash balances and cash equivalent to short-term borrowings should be at least 1. Based on the number of these targets that PRC real estate development companies manage to satisfy, the upper limit of annual growth rate of interest-bearing liabilities that a particular real estate development company is permitted to hold varies from 5% to 15%. The pilot plan was supposed to become a formal policy in 2021. However, to date, PRC governmental authorities have not issued any relevant regulations or policies.

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

The June 2022 Senior Secured Notes, the September 2023 Senior Secure Notes, the January 2024 Senior Secured Notes and the October 2023 Senior Secured Notes were issued without registration under the Securities Act in offerings conducted outside the United States pursuant to Regulation S under the Securities Act.

Senior Secured Notes

Our obligations under the June 2022 Senior Secured Notes, the September 2023 Senior Secure Notes, the January 2024 Senior Secured Notes and the October 2023 Senior Secured Notes, the indenture governing the June 2022 Senior Secured Notes (the “June 2022 Indenture”), the indenture governing the September 2023 Senior Secured Notes (the “September 2023 Indenture”), the indenture governing the January 2024 Senior Secured Notes (the “January 2024 Indenture”) and the indenture governing the October 20230 Senior Secured Notes (the “October 2023 Indenture”) have been guaranteed initially by certain of our wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other of our future subsidiaries in accordance with the terms of the applicable Indenture. Our obligations under the June 2022 Senior Secured Notes, the September 2023 Senior Secure Notes, the January 2024 Senior Secured Notes and the October 2023 Senior Secured Notes, the June 2022 Indenture, the September 2023, the January 2024 and the October 2023 Indenture are secured by a pledge of the capital stock of our wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd. and Elite Quest Holdings Ltd.

The June 2022 Indenture, the September 2023 Indenture, the January 2024 Indenture and the October 2023 Indenture contain certain covenants that, among others, restrict our ability and the ability of our restricted subsidiaries (as defined in the applicable Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the June 2022 Indenture, the September 2023, the January 2024 or the October 2023 Indenture, as applicable, or other assets, to make certain other payments and to engage in transactions with affiliates and holders of more than 10% of our common shares, subject to certain qualifications and exceptions and the satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the applicable Indenture) of 2.0 to 1.0, 2.0 to 1.0, 2.0 to 1.0, and 2.0 to 1.0, respectively. Certain of these limitations, including restrictions on the incurrence of certain indebtedness or issuances of preferred stock, the making of certain payments or investments, payments of dividends, and sales of assets will be suspended if the June 2022 Senior Secured Notes, the September 2023 Senior Secure Notes, the January 2024 Senior Secured Notes and the October 2023 Senior Secured Notes as applicable, obtain and retain an investment grade rating.

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

At any time prior to maturity date of a series of senior secured notes, we may redeem up to 35% of the aggregate principal amount of that series of senior secured notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of (a) in the case of the June 2022 Senior Secured Notes, 112% of the principal amount, (b) in the case of the September 2023 Senior Secured Notes, 114.5% of the principal amount, (c) in the case of the January 2024 Senior Secured Notes, 114% of the principal amount, (d) in the case of the October 2023 Senior Secured Notes, 114.5% of the principal amount plus, in each case, accrued and unpaid interest, if any, to (but not including) the redemption date. At least 65% of the aggregate principal amount of a series being so redeemed must remain outstanding after such redemption.

Following any Change of Control Triggering Event applicable to a series of senior secured notes, we must make an offer to purchase all outstanding senior secured notes of that series at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any, to (but not including) the purchase payment date. A “Change of Control Triggering Event” means the occurrence of both a Change of Control (as defined in the applicable Indenture) and a specified decline in the ratings of the senior secured notes within six months after the date of public notice of the occurrence of a Change of Control or the intention by us or any other person to effect a Change of Control.

June 2022 Senior Secured Notes

On June 29, 2020, the Company issued a collective aggregate principal amount of RMB514,500,000 (US$75 million) of the June 2022 Senior Secured Notes. The June 2022 Senior Secured Notes bear interest at 12.0% per annum, payable semi-annually. Interest will be payable on June 29 and December 29 of each year, commencing December 29, 2020. The June 2022 Notes have a two-year term maturing on June 29, 2022. As of December 31, 2023, we had a total principal amount of US$72.6 million of June 2022 Senior Secured Notes outstanding. We did not make payments in full for the June 2022 Senior Secured Notes at maturity on June 29, 2022. The total amount due and payable, including principal and interests, was RMB545.3 million. We have been in negotiation with the sole beneficial holder, who is a third party, with a view to resolving the matter soon.

September 2023 Senior Secured Notes

On September 17, 2020, the Company issued a collective aggregate principal amount of US$300,000,000 of the September 2023 Senior Secured Notes. The September 2023 Senior Secured Notes bear interest at 14.5% per annum, payable semi-annually. Interest will be payable on March 17 and September 17 of each year, commencing March 17, 2020. The September 2023 Senior Secured Notes have a three-year term maturing on September 17, 2023. As of December 31, 2023, we had a total principal amount of US$150.0 million of September 2023 Senior Secured Notes outstanding. We had not made interest payments for the September 2023 Senior Secured Notes since September 17, 2022. We have been negotiating with the major holder of the September 2023 Senior Secured Notes to resolve the matter. On August 18, 2023, eligible holders of the September 2023 Senior Secured Notes in the aggregate principal amount of US$104.1 million exchanged their notes for the September 2027 Senior Secured Notes as described below.

January 2024 Senior Secured Notes

On January 25, 2021, the Company issued a collective aggregate principal amount of US$270,000,000 of the January 2024 Senior Secured Notes. The January 2024 Senior Secured Notes bear interest at 14.0% per annum, payable semi-annually. Interest will be payable on July 25 and January 25 of each year, commencing July 25, 2021. The January 2024 Senior Secured Notes have a three-year term maturing on January 25, 2024. As of December 31, 2023, we had a total principal amount of US$153.2 million of January 2024 Senior Secured Notes outstanding. We had not made interest payments for the January 2024 Senior Secured Notes since July 25, 2022. We have been negotiating with the major holder of the January 2024 Senior Secured Notes to resolve the matter. On August 18, 2023, eligible holders of the January 2024 Senior Secured Notes in the aggregate principal amount of US$86.7 million exchanged their notes for the September 2027 Senior Secured Notes as described below.

October 2023 Senior Secured Notes

On October 15, 2021, eligible holders of the October 2021 Senior Secured Notes in the aggregate principal amount of US$207,680,000 exchanged their notes and we delivered the October 2023 Senior Secured Notes in the aggregate principal amount of US$205,401,000 and US$19,101,080 in cash consideration in full satisfaction of the exchange consideration to those eligible holders. The October 2023 Senior Secured Notes bear interest at 14.2% per annum, payable semi-annually. Interest will be payable on April 15 and October 15 of each year, commencing April 15, 2021. The October 2023 Senior Secured Notes have a two-year term maturing on October 15, 2023. As of December 31, 2023, we had a total principal amount of US$17.1 million of October 2023 Senior Secured Notes outstanding. We had not made interest payments for the October 2023 Senior Secured Notes since October 15, 2022. We have been negotiating with the major holder of the October 2023 Senior Secured Notes to resolve the matter. On August 18, 2023, eligible holders of the October 2023 Senior Secured Notes in the aggregate principal amount of US$116.5 million exchanged their notes for the September 2027 Senior Secured Notes as described below.

September 2027 Senior Secured Notes

On August 18, 2023, eligible holders of the September 2023 Senior Secured Notes, the October 2023 Senior Secured Notes and the January 2024 Senior Secured Notes in the aggregate principal amount of US$307,363,500 exchanged their notes and we delivered the September 2027 Senior Secured Notes in the aggregate principal amount of US$331,303,941 due on September 30, 2027 and US$1,536,863 in cash consideration in full satisfaction of the exchange consideration to those eligible holders. The September 2027 Senior Secured Notes bear interest at 3% per annum payable semi-annually in the form of cash and/or payment-in-kind subject to our election. Interest will be payable on March 30 and September 30 of each year, commencing September 30, 2023. The September 2027 Senior Secured Notes have a five-year term maturing on September 30, 2027. As of December 31, 2023, we had a total principal amount of US$337.93 million of the September 2027 Senior Secured Notes outstanding. On April 29, 2024, the Company received valid consents in respect of 88.55% of the aggregate principal amount of the September 2027 Senior Secured Note, which constitutes the requisite consents to (i) amend certain provisions of the Indenture to remove the minimum cash interest requirement for the interest payment period from and including September 30, 2023 up to and excluding April 1, 2024 (the “Proposed Amendments”), and (ii) irrevocably and unconditionally waive all defaults under the Indenture which may arise from the failure of the Company to make payment of cash interest on the Notes on March 31, 2024. The Company, certain subsidiary guarantors, and Citicorp International Limited, as trustee, entered into a Supplemental Indenture to the Indenture, to implement the Proposed Amendment. Accordingly, the Company has accrued the payment-in-kind interest on the principal amount of the outstanding Notes and is no longer obligated to pay interest in cash for the aforementioned period.

Onshore Corporate Bonds

On April 1, 2019, Xinyuan (China) Real Estate, Ltd. issued a new tranche of the onshore corporate bonds with an aggregate principal amount of RMB980 million (US$146 million) due on April 1, 2024 (the “2019 First Tranche Bonds”) at a coupon rate of 8.4% per annum payable annually. Interest is payable on April 1 of each year, commencing April 1, 2020. As of December 31, 2023, the total principal amount of the 2019 First Tranche Bonds was $nil.

On November 12, 2020, Xinyuan (China) Real Estate, Ltd. issued a new tranche of the onshore corporate bonds with an aggregate principal amount of RMB900 million (US$130 million) due on November 13, 2025 (the “2020 Tranche Bonds”) at a coupon rate of 8.35% per annum payable annually. Interest is payable on November 13 of each year, commencing November 13, 2020. As of December 31, 2023, the total principal amount of the 2020 Tranche Bonds was US$24.8 million.

On January 7, 2021, Xinyuan (China) Real Estate, Ltd. issued a new tranche of the onshore corporate bonds with an aggregate principal amount of RMB500 million (US$78 million) due on January 7, 2026 (the “2021 Tranche Bonds”) at a coupon rate of 8.35% per annum payable annually. Interest is payable on January 7 of each year, commencing January 7, 2021. As of December 31, 2023, the total principal amount of the 2021 Tranche Bonds was US$13.8 million.

Capital Expenditures

Our capital expenditures were US$5.2 million and US$0.4 million in 2022 and 2023, respectively. Our capital expenditures in 2022 and 2023 were mainly used for building improvements, and purchase of aircraft, vehicles, fixtures and furniture and computer network equipment. The source of our capital expenditures is primarily the cash flow generated from operating activities.

As of December 31, 2023, we had outstanding commitments with respect to non-cancellable construction contracts for real estate development and land use rights purchases in the amount of US$1,147.6 million.

Material Cash Requirements

Our material cash requirements, as of December 31, 2023 and any subsequent period, primarily included contractual construction costs, and repayment of principle and interests for bank loans and debts. We intend to fund our existing and future material cash requirements with cash flow generated from operating activities, issuance of debt securities and obtaining of bank borrowings. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Our capital expenditures primarily consist of building improvements, purchase of aircraft and construction equipment, vehicles, fixtures and furniture and computer network equipment. Our capital expenditures were RMB25.6 million (US$4.0 million), RMB35.2 million (US$5.2 million), and RMB2.6 million (US$0.4 million) in the years ended December 31, 2021, 2022 and 2023, respectively. We will continue to make capital expenditures to meet the expected growth of the business. Our capital expenditures may decrease in the future as we do not expect significant demands in purchasing incremental equipment. We currently plan to fund these expenditures with the cash flow generated from operating activities.

As of December 31, 2023, our contractual obligations amounted to US$3,305.1 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated:

	Payments due by period
					More
		Less than			than 5
	Total	1 year	1-3 years	3-5 years	years

	(US$ in thousands)
Long-term debt obligations
Long-term bank loans	152,089	—	122,439	12,001	17,649
Interest on long-term bank loans (1)	53,599	—	48,599	3,293	1,707
Other long-term debt	476,033	—	243,942	232,091	—
Interest on other long-term debt (2)	66,325	—	61,117	5,208	—
Current portion of long-term bank loan and other debt	1,265,785	1,265,785	—	—	—
Interest on current portion of long-term bank loan and other debt (1)	77,422	77,422	—	—	—
Short-term debt obligations
Short-term bank loans	63,295	63,295	—	—	—
Interest on short-term debt obligations (3)	—	—	—	—	—
Operating lease obligations	2,950	2,107	777	66	—
Non-cancellable construction contract obligations	1,147,633	531,196	577,384	39,053	—
Total	3,305,130	1,939,804	1,054,258	291,712	19,356
(1)

Our long-term bank loans, including current portion, bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans, including current portion, was calculated based on the current interest rate of each loan, ranging from 4.40% to 9.00% per annum, using the PBOC benchmark rate of 4.75% as of December 31, 2023.

(2)	Interest on other long-term debt is calculated based on the interest rates for relevant loans, ranging from 2.80% to 14.50% per annum.
(3)	Interest on short-term loans is calculated based on the interest rates for relevant loans, ranging from 4.75% to 18.00% per annum.

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

We believe our cash on hand, projected cash flow from operations, available construction loan borrowing capability, and potential access to capital markets, should be sufficient to meet our expected cash requirements, including our non-cancellable construction contract obligations and capital lease obligations that are due on various dates through May 1, 2024, and for Xinyuan China to satisfy its obligations under the 2019 First Tranche Bonds, 2020 Tranche Bonds and 2021 Tranche Bonds. The repayment of the outstanding principal amount of our June 2022 Senior Secured Notes due in June 2022 was delayed and is being negotiated with the sole beneficiary holder.

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

As of December 31, 2022 and 2023, we guaranteed mortgage loans in the aggregate outstanding amount of US$2,110.5 million and US$1,926.4 million, respectively.

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

We paid US$4.1 million and US$2.3 million to satisfy guarantee obligations related to customer defaults in 2022 and 2023, respectively. The fair value of the guarantees is not significant and we consider that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in our consolidated financial statements.

Except for the contingent liabilities set forth above, we had not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties or long-term obligations as of December 31, 2023. We have not entered into any transactions with unconsolidated entities, derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Other than as described above, there are no off-balance sheet arrangements that have or are reasonably likely to have effect on our financial position.

We have no obligation arising out of a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or that engages in leasing, hedging, or research and development arrangements with us.

As of December 31, 2023, the Group provided financial guarantees for bank loans of four of its equity method investees. The Group could incur losses in the event of defaults under or foreclosure of these loans and its maximum exposure to credit losses is approximately US$202 million. The fair value of the guarantees is not significant and the Group considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding bank loans together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in the consolidated financial statements.

C.	Research and Development, Patent and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenue and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

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

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment and finance lease, allowance for estimating the allowance for credit losses associated with accounts receivables, other receivables, contract assets, short-term investments and advances to suppliers, fair values of the purchase price allocation with respect to business combinations, progress towards the completion of the performance obligation, accounting for the share-based compensation, accounting for deferred income taxes, impairment of goodwill, impairment of real estate properties under development, real estate properties held for lease and long-term investments, provision necessary for contingent liabilities and estimating the incremental borrowing rate for operating lease liabilities. Our management analyzed the forecasted cash flows for the 12 months from May 15, 2024, which indicates that the Group will have sufficient liquidity from cash flows generated by operations and existing credit facilities and therefore, there will be sufficient financial resources to settle borrowings and payables that will be due through end of May 2025. Our management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other deposits and prepayments, due from employees, due from related parties, other receivables, long-term investments, accounts payable, customer deposits, other payables and accrued liabilities, short-term bank borrowings, long-term borrowings and due to related parties. The carrying amounts of the aforementioned financial instruments, except for short-term investments for which the measurement alternative was elected, long-term investments and long-term borrowings, approximate their fair value due to the short-term maturities of these instruments. The carrying amounts of the long-term borrowings approximate their fair values because the stated interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable credit risk and maturities. Long-term investments have no quoted market prices, and it is not practicable to estimate their fair value without incurring excessive costs. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable.

For long-term investments other than those accounted for under the equity method or those that result in consolidation of the investee, we measure equity investments at fair value and recognizes any changes in fair value in net income. However, for equity investments that do not have readily determinable fair values and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurement (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment, we chose to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. At each reporting date, we are required to make a qualitative assessment as to whether equity investments without a readily determinable fair value for which the measurement alternative is elected is impaired. In the event that a qualitative assessment indicates that the investment is impaired, and the fair value of the investment is less than the carrying value, the carrying value is written down to its fair value. A variety of factors are considered when determining if a decline in fair value is below carrying value, including, among others, the financial condition and prospects of the investee.

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact, and we consider assumptions that market participants would use when pricing the asset or liability.

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

Level 1 Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 Includes other inputs that are directly or indirectly observable in the market place; and

Level 3 Unobservable inputs which are supported by little or no market activity.

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

Revenue recognition

Revenue is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. We also elect to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenue is recognized net of business tax and VAT.

Real estate sales

Revenue arising from real estate sales is recognized when or as the control of the asset is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of the asset may transfer over time or at a point in time.

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

Contract assets

We pay sales commission to our real estate sales agencies for each real estate sales contract. We have elected to apply the optional practical expedient for costs to obtain a contract which allows us to immediately expense sales commissions (included under selling and distribution expenses) when the amortization period of the asset that we otherwise would have used is one year or less. For incremental costs of obtaining real estate sales contracts that extend beyond a one-year period, these incremental costs of obtaining real estate sales contracts are recognized as assets if the real estate sales are collectible and amortized as we transfer the control of the assets to customers. We recognized US$9.8 million and US$4.1 million of such costs in selling and distribution expenses during 2022 and 2023, respectively. As of December 31, 2022 and 2023, there was no impairment losses on contract assets.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before we transfer goods or services to the customer, a contract liability is recognized when the payment is made, or the payment is due (whichever is earlier). Our contract liabilities are comprised of customer deposits, which are recognized as revenue when we perform under the contract.

Accounts receivable and allowance for credit losses

We adopted ASU No. 2016-13, Financial Instruments—Credit Losses. Subsequently, the Financial Accounting Standards Board issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief and ASU 2019-11 Codification Improvements to Topic 326, Financial Instruments- Credit Losses from January 1, 2020 using the modified retrospective approach and did not restate the comparable periods.

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

The allowance for credit losses reflects our current estimate of credit losses expected to be incurred over the life of the receivables. We consider various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. We also monitor other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. Accounts receivables are written off after all collection efforts have ceased. As of December 31, 2023, there was US$6.8 million (December 31, 2022: US$5.1 million) allowance for credit loss.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this report:

Name	Age	Position
Yong Zhang	60	Executive Director, Chairman of the Board, Chief Executive Officer and Interim Chief Financial Officer
Haifei He	58	Executive Director and President of Xinyuan (China)
Fei Xie	49	Director and Vice Chairman of the Board
Yuyan Yang	60	Director
Yong Cui	48	Director
Yifan (Frank) Li	55	Director*
Ji Luo	77	Director*
*	Independent director per SEC and NYSE listing standards.

Unless otherwise indicated, the business address of each director and executive officer is 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, the People’s Republic of China.

A description of the business experience and present position of each director and executive officer is provided below:

Yong Zhang founded our company in 1997 and has been the Chairman of the board of directors since 2007 and the Chief Executive Officer since June 2019, previously holding the position from 1997 to 2013. Mr. Zhang has been our interim Chief Financial Officer since November 2023. Mr. Zhang has more than 20 years of working experience in the real estate industry. Prior to founding our company, he worked at several construction and property development companies, including Zhengzhou City Construction and Development Inc. and China Antai Real Estate Development Inc. Mr. Zhang is also vice chairman of Henan Real Estate Association, a member of China Democratic National Construction Association and a deputy to the 11th and 12th People’s Congress of Henan Province in China. He serves as a director of Beijing Ruizhuo Xihe Technology Development Co., Ltd., Beijing Ruizhuo Xitou Technology Development Co., Ltd., Beijing Ruizhuo Xichuang Technology Development Co., Ltd, Beijing XinyuanXin Technology Development Co., Ltd., Beijing Ruizhuo Xirong Technology Development Co., Ltd., Beijing Ruizhuo Xihui Technology Development Co., Ltd., Beijing Ruizhuo Xijia Technology Development Co., Ltd., Huayi Xincheng (Beijing) Intelligent City Construction Co., Ltd., Beijing Xinyuan Future Investment Management Co., Ltd., Ningbo Zhongxin Xitou Investment Management Co., Ltd., Beijing Aijieli Technology Development Co., Ltd., Xinyuan Holding Ltd. and Madison Developments Limited. Mr. Zhang received a Ph.D. in finance from Renmin University of China in 2014, an executive master’s degree in business administration from Tsinghua University in 2005 and a bachelor’s degree in architecture from Henan Zhengzhou Institute of Technology in 1985.

Haifei He has been an executive director of our board of directors since 2020. Mr. He is in charge of the Company’s overall operation and management. In October 2023, he was appointed as the Chairman of the board of directors of Xinyuan (China). From December 2020 to October 2023, Mr. He served as the president of Xinyuan (China),. Mr. He brought over three decades of senior leadership experiences to our company. Prior to joining our company, Mr. He served as the president and the head of overseas business at Honglicheng Group from March 2018 to November 2020. Prior to this, Mr. He served as the Assistant General Manager of China State Construction Engineering Corporation, and the Chairman and Party Secretary of China Construction Fangcheng Investment & Development Group. Mr. He received an executive master’s degree in business administration from Tsinghua University in 2012 and a bachelor’s degree in mechanical equipment installation from Chongqing Construction Engineering College (now Chongqing University).

Fei Xie was appointed as a director of our company in January 2024. In April 2024, Mr. Xie was appointed as the Vice Chairman of the board to primarily oversee the development and maintenance of external relations and public relations Mr. Xie has served as the chairman of the board of Zhongyuan Real Estate Co., Ltd. since April 2017. Mr. Xie has more than 15 years of experience in the real estate industry.

Yuyan Yang co-founded our company in 1997 with Mr. Yong Zhang and has been a director of our board of directors since 2007. Ms. Yang also served as a Vice President of our company. Ms. Yang has more than 10 years’ working experience in the real estate industry. Ms. Yang received a bachelor’s degree in education management from Henan University in 1985. Ms. Yang received her executive master’s degree in business administration at the National University of Singapore in May 2008.

Yong Cui has been a director of our company since April 2007 and served as our President from September 2013 through January 2018. With a doctorate degree in finance from Renmin University of China, Mr. Cui has extensive experience in corporate finance.

Yifan (Frank) Li was appointed as a director of our company in February 2017. Mr. Li has been Chief Financial Officer of Human Horizons Group Inc. since April 2021. He was a Vice President of Geely Holding Group from October 2014. Prior to joining Geely, he was Vice President and international Chief Financial Officer of Sanpower Group from April 2014 to. Previously, he served as Chief Financial Officer of China Zenix Auto International (NYSE: ZX) from December 2010 to March 2014. Prior to joining China Zenix Auto International, Mr. Li was the Chief Financial Officer of Standard Water and Time Share Media, respectively, from December 2007. Mr. Li is also an independent director of Qudian Inc. (NYSE: QD), 36Kr Holdings Inc. (NASDAQ: KRKR). Mr. Li received his MBA degree from the University of Chicago Booth School of Business in 2000, MSc in Accounting from University of Texas at Dallas in 1994, and Bachelor of Economics in World Economy from Fudan University in 1989. He is a Certified Public Accountant in the United States and a Chartered Global Management Accountant. His business address is 1339 Wanfang Road, Shanghai 201112, China.

Ji Luo was appointed as a director of our company in December 2022. Mr. Luo has previously served as an independent director of Xinyuan Property Management Service (Cayman) Ltd., a company listed on the Stock Exchange of Hong Kong (Stock Code: 1895), from September 2019 to October 2022 and Beijing Aerospace Changfeng Co., Ltd., a company listed on the Shanghai Stock Exchange (stock code: 600855), from May 2010 to April 2016. Prior to joining the Company in December 2022, Mr. Luo was the executive manager and a partner at Beijing Hanheng Law Firm from September 2003 and March 2007, respectively. Mr. Luo obtained a bachelor’s degree in law from the China University of Political Science and Law in November 1999 and became a qualified lawyer of the Ministry of Justice of the PRC in April 2001.

As of the date of this annual report on Form 20-F, there were no familial relationships between any directors and members of senior management.

B.Compensation

In 2023, the aggregate compensation given to our executive officers, including all directors was US$3.6 million (which included amounts paid to persons who are no longer serving as executive officers), of which the aggregate compensation given to our non-executive directors was US$1.0 million (which included amounts paid to persons who are no longer serving as directors). As discussed below under “Item 6. Directors, Senior Management and Employees—D. Employees,” we made contributions of US$10.0 million to employee benefit plans in 2023.

2007 Long Term Incentive Plan

In November 2007, we adopted our 2007 long term incentive plan, or the “2007 Plan,” which provided for the grant of options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards to purchase our common shares. The maximum aggregate number of common shares which could be issued pursuant to all awards, including options, was 10 million common shares, subject to adjustment to account for changes in the capitalization of our company. The 2007 Plan by its terms expired in 2017.

As of December 31, 2023, 39,400 options granted prior to the expiration of the 2007 Plan remain exercisable.

The following table summarizes the options granted to our current directors, executive officers, and other individuals as a group under our 2007 Plan outstanding as of March 31, 2024:

	Common Shares	Exercise Price of
	Underlying Options	Options Granted		Date of
Name	Granted	(US$ per share)	Grant Date	Expiration
Yong Zhang	39,400	1.21	June 30, 2014	June 29, 2024

2014 Restricted Stock Unit Plan

Our board of directors adopted the Xinyuan Real Estate Co., Ltd. 2014 Restricted Stock Unit Plan, or the “2014 RSU Plan,” effective May 23, 2014. The 2014 RSU Plan provides for discretionary grants of restricted stock units, or “RSUs,” to or for the benefit of participating employees. The purpose of the 2014 RSU Plan is to provide to us and our shareholders the benefits of the additional incentive inherent in the ownership of our common shares by selected employees, including selected employees of our subsidiaries who are important to the success and growth of our business, and to help us and our subsidiaries secure the services of those persons. The maximum number of shares that may be delivered to RSU Plan participants in connection with RSUs granted under the 2014 RSU Plan is 10,000,000, subject to adjustment if our outstanding common shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of our company through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction. All of our and our subsidiaries’ employees and officers who are capable of contributing significantly to our successful performance, in the determination of the Compensation Committee of our board of directors, are eligible to be participants in the 2014 RSU Plan. Each eligible employee selected to participate may be granted an award of RSUs at such times and subject to such conditions as determined by the Compensation Committee.

Incentive Pool; Funding. Under the 2014 RSU Plan, we established a long-term incentive pool for participants for each fiscal year, a “Grant Year,” based on our net income (or other performance goals) for the most recently completed prior fiscal year, a “Base Year.” The long-term incentive pool is funded for any Grant Year and RSUs are granted only if 70% or more of the target net income for applicable Base Year has been achieved in the Grant Year or if 70% or more of the total target net income for the three fiscal years ending with the Base Year has been achieved. If neither of such targets is achieved for a Grant Year, no amount is credited to the long-term incentive pool for that Grant Year and no RSUs will be awarded for the Grant Year. We have established a trust and we will deposit or cause to be deposited in the trust amounts of cash not exceeding the amount of the long-term incentive pool for a Grant Year. The trustee will use the funds to acquire in the open market or in private transactions that number of ADSs representing common shares as we direct over a period of time as we and the trustee determine.

Administration. The 2014 RSU Plan provides that it will be administered by one or more committees of our board of directors, which has designated the Compensation Committee to administer the 2014 RSU Plan. Subject to the provisions of the 2014 RSU Plan, the Compensation Committee has the discretionary authority and power to determine and designate those individuals selected to receive awards; determine the terms of awards, including the time at which each award will be granted and the number of common shares subject to each award; establish the terms and conditions upon which awards may be exercised, unlocked or paid (including any requirements that we or the participant satisfy performance criteria or performance objectives); prescribe, amend or rescind any rules and regulations necessary or appropriate for the administration of the 2014 RSU Plan; correct any defect, supply any deficiency and reconcile any inconsistency in the 2014 RSU Plan or in any related award or agreement; and make other determinations and take such other action in connection with the administration of the 2014 RSU Plan as it deems necessary or advisable.

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

On May 23, 2014, our company established a trust that is governed by a third-party trustee and deposited US$7,042,725 into the trust. The trustee used the funds to acquire 4,234,884 common shares in the open market through the purchase of ADSs. The awards vested ratably over a three-year service vesting period.

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

On July 27, 2017, under the 2014 RSU Plan, our company deposited US$3,485,952 into the trust. The trustee used the funds to acquire 1,356,584 common shares from the open market as of December 31, 2018. The awards vest ratably over a three-year service vesting period.

On July 30, 2018, under the 2014 RSU Plan, our company deposited US$3,976,660 into the trust. The trustee used the funds to acquire 1,732,466 common shares in the open market through the purchase of ADSs as of December 31, 2018. The awards vest ratably over a three-year service vesting period.

On August 30, 2019, under the 2014 RSU Plan, our company deposited US$2,912,539 into the trust. The trustee used the funds to acquire 1,438,076 common shares from the open market as of December 31, 2019. The awards vest ratably over a three-year service vesting period.

2015 Stock Option Plan

Our board of directors adopted the Xinyuan Real Estate Co., Ltd. 2015 Stock Option Plan, or the “Option Plan,” effective June 24, 2015. The Option Plan provides for discretionary grants of stock options, or “Options,” to purchase shares of our company stock to participating employees and directors. The purpose of the Option Plan is to promote the interests of our company by enabling it to attract, retain and motivate key employees and directors responsible for the success and growth of our company and its subsidiaries by providing them with appropriate incentives and rewards and enabling them to participate in the growth of our company. All employees and directors of our company or any subsidiary who are capable of contributing significantly to the successful performance of our company, in the determination of the board of directors, are eligible to be participants in the Option Plan. Each eligible employee selected to participate may be granted an award of Options at such times and subject to such conditions as determined by the board of directors.

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

Administration. The Option Plan provides that it will be administered by the Compensation Committee. Subject to the provisions of the Option Plan, the board of directors has the discretionary authority and power to determine and designate those individuals selected to receive awards; determine the terms of awards, including the time at which each award will be granted and the number of shares subject to each award; establish the terms and conditions upon which awards may be exercised, vested or paid (including any requirements that we or the participant satisfy performance criteria or performance objectives); prescribe, amend or rescind any rules and regulations necessary or appropriate for the administration of the Option Plan; grant awards in substitution for options or other equity interests held by individuals who become employees of our company or one of its subsidiaries as a result of our company’s acquiring or merging with the individual’s employer (if necessary to conform the awards to the interests for which they are substitutes, the board of directors may grant substitute awards under terms and conditions that vary from those the Option Plan otherwise requires); correct any defect, supply any deficiency and reconcile any inconsistency in the Option Plan or in any related award or agreement; and make other determinations and take such other action in connection with the administration of the Option Plan as it deems necessary or advisable.

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

Performance objectives will be based on one or more of the following performance-based measures determined based on our company and its subsidiaries on a group-wide basis or on the basis of subsidiary, business platform, or operating unit results: (i) earnings per share (on a fully diluted or other basis), (ii) pretax or after tax net income, (iii) operating income, (iv) gross revenue, (v) profit margin, (vi) stock price targets or stock price maintenance, (vii) working capital, (viii) free cash flow, (ix) cash flow, (x) return on equity, (xi) return on capital or return on invested capital, (xii) earnings before interest, taxes, depreciation, and amortization (EBITDA), (xiii) strategic business criteria, consisting of one or more objectives based on meeting specified revenue, market penetration, geographic business expansion goals, cost targets, or objective goals relating to acquisitions or divestitures or (xiv) any combination of these measures.

Amendments. Our board of directors may amend the terms of any award; provided, however, that the rights under any award will not be impaired without the consent of the participant. The Option Plan will terminate automatically on June 24, 2025. No shares will be issued or sold under the Option Plan after its termination, except on exercise of an Option granted prior to the termination. No amendment, suspension or termination of the Option Plan will, without the consent of the participant, alter or impair any rights or obligations under any award previously granted under the Option Plan.

On July 1, 2015, under the 2015 Plan, our company granted options with service conditions to purchase up to 6,574,600 common shares to 22 employees, at an exercise price of US$1.71 per share. These options have a weighted average grant date fair value of US$0.48 per option and a total expected compensation cost, net of expected forfeitures, of US$3,165,867. These options have vesting periods based on length of service of 34 months and will expire no later than July 1, 2025.

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

Our company did not grant any options under the 2015 Plan from 2018 to 2023.

As of December 31, 2023, 2,715,134 options were issued and outstanding under the 2015 Plan and 14,865,808 shares remained eligible for future grants under the plan. The following table summarizes the options granted to our current directors, executive officers, and other individuals as a group under our 2015 Plan outstanding as of March 31, 2024.

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

2020 Restricted Stock Unit Plan

Our board of directors adopted the Xinyuan Real Estate Co., Ltd. 2020 Restricted Stock Unit Plan, or the “2020 RSU Plan,” effective June 30, 2020. The purpose of the 2020 RSU Plan is to provide to us and our shareholders the benefits of the additional incentive inherent in the ownership of our common shares by selected employees, including selected employees of our subsidiaries who are important to the success and growth of our business, and to help us and our subsidiaries secure the services of those persons. The maximum number of shares that may be delivered to the RSU Plan participants in connection with RSUs granted under the 2020 RSU Plan is 10,000,000, subject to adjustment if our outstanding common shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of our company through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction. All of our and our subsidiaries’ employees and officers who are capable of contributing significantly to our successful performance, in the determination of the board of directors, are eligible to be participants in the 2020 RSU Plan. Each eligible employee selected to participate may be granted an award of RSUs at such times and subject to such conditions as determined by the board of directors.

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

Administration. The 2020 RSU Plan provides that it will be administered by one or more committees of our board of directors. Subject to the provisions of the 2020 RSU Plan, such committee(s) have the discretionary authority and power to determine and designate those individuals selected to receive awards; determine the terms of awards, including the time at which each award will be granted and the number of common shares subject to each award; establish the terms and conditions upon which awards may be exercised, unlocked or paid (including any requirements that we or the participant satisfy performance criteria or performance objectives); prescribe, amend or rescind any rules and regulations necessary or appropriate for the administration of the 2020 RSU Plan; correct any defect, supply any deficiency and reconcile any inconsistency in the 2020 RSU Plan or in any related award or agreement; and make other determinations and take such other action in connection with the administration of the 2020 RSU Plan as it deems necessary or advisable.

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

Common shares or ADSs settling vested RSUs may not be sold, transferred or otherwise disposed of by the participant (other than being returned to the Company) until one year after the participant’s resignation or termination of employment other than as a result of (i) death, (ii) disability as the result of a work injury or (iii) retirement on or after age 60. After such one year period if an off-office audit performed by our internal audit department does not identify any risk (i.e., damage) to the Company or its subsidiaries from the participant’s conduct while employed with us or our subsidiaries, the Trustee will (i) deposit such ADSs or common shares into an account maintained for the participant (or of which the participant is a joint owner, with the consent of the participant) by a broker-dealer or stock plan administrator, or (ii) deliver common shares or ADSs to the participant (under our direction). Thereafter, the participant may sell, transfer or otherwise dispose of the common shares or ADSs. If the off-office audit identifies a risk to us or our subsidiaries, the common shares or ADSs will be forfeited and surrendered to us.

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

As of the date of this annual report, we have not deposited any amount into the trust established and governed by a third-party trustee.

Other awards

On September 28, 2019, our board of directors approved the employee stock option plan of Xinchuang Technology, a subsidiary of us. Under the plan, we reserved 150 million shares, representing 30% of Xinchuang Technology’s issued capital for purpose of providing share option awards to our senior management and employees. In November 2019, we granted a total 100 million share options to certain employees of us with an exercise price of US$0.14 (RMB1). The options become vested in five tranches subject to achievement of certain performance conditions as follows: (i) 5% on the grant date with no performance condition; (ii) 5% for each of the first, second, third anniversary of the grant date, respectively; and (iii) the remaining 80% shall vest upon the completion of the initial public offering of Xinchuang. The total fair value of the share options granted in October 2019 is US$3.5 million, which shall be recognized as compensation expense using the accelerated method. The fair value is determined by an external valuer using the discounted cash flow method to determine the underlying equity fair value of Xinchuang Technology. Key assumptions, such as the discount rate, cash flow projections and the discount for lack of marketability, are determined by the Group with best estimates. As of December 31, 2023, there were no expired shares. The amount of expenses relating to the options that the Group recognized in profit of loss during the period is nil (2022: US$nil; 2021: US$nil).

Xinyuan Property Management Service (Cayman) Ltd., a subsidiary of us, operates a restricted share award scheme, or the “Scheme,” for the purpose of providing incentives and rewards to eligible participants who contribute to the success of its operations. The participants of the scheme include its directors and senior executives. The Scheme was adopted by our board on January 31, 2019. Pursuant to the scheme, an award of 56,250 restricted shares (subdivided into 56,250,000 restricted shares in August 2019), representing 15% of its share capital, was granted to the participants with a total exercise price at an aggregate consideration of US$1,204,094 (RMB8,400,000). The considerations were fully settled in cash upon the issuance of restricted shares. The restricted shares vest in three tranches of 2%, 18% and 80% on January 1, 2020, January 1, 2021 and January 1, 2022, respectively, in accordance with certain vesting conditions, that is, performance condition based on the completion of IPO which requires recognition on an accelerated basis.

On June 14, 2019, Mr. Zhang Lizhou (one of the participants) resigned as an executive director. Upon the resignation of Mr. Zhang Lizhou, we repurchased the 18,750 shares granted to him at a consideration of US$401,365 (RMB2,800,000), which was equal to the amount paid by Mr. Zhang Lizhou to us at the issuance date. The remaining settled aggregate consideration of US$802,729 (RMB5,600,000) according to the Scheme was recognized as liability because the restricted shares will be repurchased by us at the original amount by participants upon the termination of employment.

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

As of December 31, 2023, there were no shares vested or expired, and we recognized scheme-related expense amounting to US$nil (2022: US$nil; 2021: US$1,788,297) in profit or loss during the period.

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

As of December 31, 2021, 2022 and 2023, we had 1,701, 1,160 and 1,069 full-time employees. The following table sets forth the number of our full-time employees categorized by function as of the period indicated:

	2021	2022	2023
Management	61	48	27
Finance	186	125	82
Planning and development	344	180	146
Project construction management	272	172	240
Sales and marketing	127	127	99
Property management	509	365	370
Administrative and human resources	186	130	95
Legal and audit	16	13	10
Total	1,701	1,160	1,069

As of December 31, 2023, our subsidiary, Xinyuan Property Service Co., Ltd, also hired approximately 5,456 contract employees and temporary employees, most of whom provided security and housekeeping services relating to property management.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing funds, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans in 2021, 2022 and 2023 was US$20,710,982, US$14,643,127 and US$10,035,173, respectively.

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

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2024, by:

●	each of our directors and executive officers;
●	each person known to us to own beneficially more than 5% of our common shares; and

●	all of our directors and executive officers as a group.

		Shares
		Beneficially
		Owned (1)
Directors and Executive Officers	Number	%
Yong Cui	—	—
Haifei He	—	—
Yifan (Frank) Li	—	—
Yuyan Yang*(2)	28,400,000	25.30%
Yong Zhang*(3)	31,861,340	27.75%
Ji Luo	—	—
Fei Xie	—	—
All directors and executive officers as a group (4)	60,353,740	52.57%

5% Shareholders:
Spectacular Stage Limited(2)	28,400,000	25.30%
Juicy Seasons Limited(3)	31,861,340	27.75%
Central Plains Ltd. (5)	11,398,784	10.15%
(1)	Beneficial ownership includes voting or investment power with respect to the securities and, except as indicated below, each person named has sole voting and investment power with respect to the shares shown opposite his or her name. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of ADRs that such person has the right to acquire within 60 days of the date of determination. The percentage of beneficial ownership is based on 112,273,601 common shares outstanding as of March 31, 2024. In addition, for purposes of computing the percentage of outstanding shares of ADRs held by each person or group of persons named above, any shares which such person or persons had the right to acquire on or within 60 days of March 31, 2024 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(2)	Ms. Yang is the settlor of The Spectacular Stage Trust established pursuant to the Trust Deed dated November 24, 2015 between Ms. Yang, as Settlor, and HSBC International Trustee Limited, as Trustee, or the “Spectacular Trust.” Pursuant to the Trust Deed, the Trustee is required to obtain the prior written consent of Ms. Yang, as Protector, before making any direct or indirect dispositions of any common shares that constitute assets of the Spectacular Trust and to vote common shares held by the Spectacular Trust and cause any entity owned by the Spectacular Trust directly or indirectly that holds common shares to vote such shares in accordance with instructions from Ms. Yang. Accordingly, pursuant to Section 13(d) of the Exchange Act, Ms. Yang may be deemed to beneficially own all of the common shares held directly or indirectly by the Spectacular Trust. Spectacular Stage Limited, a British Virgin Islands company indirectly wholly owned by the Spectacular Trust, owns 28,400,000 common shares.
(3)	Mr. Zhang is the settlor of The Juicy Seasons Trust established pursuant to the Trust Deed dated June 21, 2019 between Mr. Zhang, as Settlor, and HSBC International Trustee Limited, as Trustee, or the Juicy Trust. Pursuant to the Trust Deed, the Trustee is required to obtain the prior written consent of Mr. Zhang, as Protector, before making any direct or indirect dispositions of any common shares that constitute assets of the Juicy Trust and to vote common shares held by the Juicy Trust and cause any entity owned by the Juicy Trust directly or indirectly that holds common shares to vote such shares in accordance with instructions from Mr. Zhang. Accordingly, pursuant to Section 13(d) of the Exchange Act, Mr. Zhang may be deemed to beneficially own all of the common shares held directly or indirectly by the Juicy Trust. Juicy Seasons Limited, a British Virgin Islands company indirectly wholly owned by the Juicy Trust, owns 28,400,000 common shares. The amount of common shares also includes 2,537,000 common shares issuable upon exercise of vested options and 924,340 common shares held by Universal World Development Co. Ltd., a British Virgin Islands company, of which Mr. Zhang is the sole owner.
(4)	Includes 2,537,000 common shares issuable upon exercise of options exercisable within 60 days.
(5)	Represents 11,398,784 common shares held by Central Plains Ltd., a British Virgin Islands company, which is 100% owned by Jinghong Huo, as reported in a Schedule 13G jointly filed by Central Plains Ltd. and Jinghong Huo on January 29, 2024. The registered address of Central Plains Ltd. is ILS FIDUCIARY (BVI) LIMITED, Mill Mall, Suite 6, Wickhams Cay 1, P.O. Box 3085, Road Town, Tortola, British Virgin Islands.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for our major shareholders.

Our major shareholders do not have voting rights that are different from other shareholders.

There were three record holders in the United States, including the depositary for our ADSs, holding, collectively, 41.2% of our outstanding common shares, as of March 31, 2024.

B.	Related Party Transactions

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

Legal Proceedings

In November 2022, Xinyuan Service, one of the Company’s subsidiaries in which the Company has a controlling stake, identified that certain time deposits of a wholly-owned subsidiary of Xinyuan Service (the “Xinyuan Service Subsidiary”) amounting to RMB402 million in aggregate had been pledged (the “Subsidiary Pledges”) to secure loan facilities for another subsidiary of the Company (the “Beneficiary”), as well as for certain companies which are not part of the Group. On April 17, 2023, Xinyuan Service and the Xinyuan Service Subsidiary filed a Notice of Arbitration to initiate Hong Kong International Arbitration Centre-administered arbitration proceedings against the Beneficiary seeking recovery of any losses and/or damages suffered by Xinyuan Service with respect to the Subsidiary Pledges. The matter remains ongoing.

On December 19, 2023, we received subpoenas from the SEC in connection with certain loans and compensations.

On January 7, 2024, Hudson 888 Owner LLC and Hudson 888 Holdco LLC (the “Hudson 888 Debtors”), two of the Company’s subsidiaries in the United States voluntary filed petitions for relief (each, a “Chapter 11 Case”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). Through these Chapter 11 Cases, and subject to negotiations with other parties in interest and approval of the Bankruptcy Court, the Hudson 888 Debtors anticipate to pursue a stand-alone restructuring plan that may include one or more potential restructuring scenarios.

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

Our ADSs, each representing 20 of our common shares, have been listed on the NYSE since December 12, 2007. Our ADSs trade under the symbol “XIN.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The Companies Act (As Revised), or the “Companies Act,” differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of scheme of arrangement, provided that the arrangement is approved by three-fourths in value of each class of shareholders; or a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Shareholder action by written resolution. Under Cayman Islands law and our second amended and restated articles of association, our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Removal of Directors. Under our memorandum and articles of association, directors may be removed by a special resolution. In addition, a director’s office shall be vacated if the director (i) gives notice in writing to our company that he resigns the office of director; (ii) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (iii) if he dies, becomes bankrupt or makes any arrangement or composition with his creditors; (iv) is found to be or becomes of unsound mind or dies; (v) resigns his office by notice in writing to the company; (vi) if all other directors (being not less than two in number) resolve that he should be removed as a director or; (vii) is removed from office pursuant to any other provisions of our second amended and restated memorandum and articles of association.

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

Bond Offerings

For a description of the January 2024 Senior Secured Notes, the October 2023 Senior Secured Notes, and September 2027 Senior Secured Notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Securities—Senior Secured Notes,” included elsewhere in this annual report on Form 20-F.

For a description of the onshore corporate bonds, see “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources — Onshore Corporate Bonds” included elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

Under current PRC foreign exchange rules, after complying with certain procedural requirements and producing commercial documents evidencing relevant transactions, RMB is convertible into other currencies without prior approval from the SAFE only for current account items, such as trade related payments, interest and dividends, and certain capital account items, such as direct equity investments, loans and repatriation of investment in non-sensitive industries. The conversion of RMB into other currencies and remittance of the converted foreign currency outside the PRC under sensitive industries direct equity investments, loans and repatriation of investment, requires prior approval from the SAFE or its local office. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local office. Under the SAFE regulations, PRC companies and individuals may repatriate foreign currency revenue received from abroad back to China or they may retain the foreign currency revenue abroad. The term and conditions for both alternatives are subject to provisions further provided by the SAFE in accordance with international receipts and payments and the needs of foreign exchange administration. These restrictions could affect our ability to obtain foreign currency through debt or equity financing, or for capital expenditures.

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

People’s Republic of China Taxation

The PRC Enterprise Income Tax Law, or the “EIT Law,” became effective as of January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, and the Implementation for the EIT Law became effective as of January 1, 2008 and was amended on April 23, 2019. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income (including dividend income received from subsidiaries). Under the Implementation for the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control of the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. On April 22, 2009, the SAT issued the Circular 82, which was retroactively effective as of January 1, 2008. Under this notice, an overseas incorporated domestically controlled enterprise will be recognized as a PRC resident enterprise if it satisfies all of the following conditions: (i) the senior management responsible for daily production/ business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and shareholder meetings, etc., are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC. Further, the SAT issued Bulletin 45, which became effective on September 1, 2011 and was amended on April 17, 2015 and June 28, 2016, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarified certain issues relating to the determination of PRC tax resident enterprise status, post-determination administration and the authorities responsible for determining offshore-incorporated PRC tax resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the in-charge tax authorities from an offshore-incorporated PRC tax resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC tax resident enterprise. However, as Circular 82 and Bulletin 45 only apply to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents or non-PRC enterprises such as our company. It is not clear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

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

This discussion is based on the Internal Revenue Code of 1986, as amended, or the “Code,” Treasury regulations implemented thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. There can be no assurance that the IRS or a court will not take a contrary position with respect to any U.S. federal income tax considerations described below.

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

In the event that we are deemed to be a PRC resident enterprise under the EIT Law (see discussion under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), you may be subject to PRC withholding taxes on dividends paid to you with respect to the common shares or ADSs. Subject to generally applicable limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. However, such foreign tax credit may be disallowed, if the U.S. Holder has held such shares for less than a specified minimum period during which the U.S. Holder is not protected from risk of loss, or is obligated to make payments related to the dividends. The rules relating to the U.S. foreign tax credits are complex and U.S. Holders may be subject to various limitations on the amount of foreign tax credits that are available. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstances. For the year ended December 31, 2023, we did not declare any dividends to our shareholders.

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

Based on our estimated gross income, the average value of our assets, including goodwill, and the nature of our business, although not free from doubt, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our common shares, which is likely to fluctuate. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent table years. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or common shares.

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

Foreign Exchange Risk

We and our subsidiaries are principally engaged in real estate development and the provision of property management services in the PRC. We started U.S. business operations, which is mainly residential real estate development, as well as resale, in 2012. The functional currency of our PRC subsidiaries is the Renminbi, while that of our subsidiaries in the United States is U.S. dollars. Our reporting currency is the U.S. dollar. We translate the PRC operating results using the average exchange rate for the year and we translate the PRC financial position at the year-end exchange rate. The foreign currency translation loss recognized in our other comprehensive income/(loss) amounted to US$6.72 million in 2023.

A significant portion of our revenue is denominated in RMB. However, we have substantial U.S. dollar denominated obligations, including the obligation to pay interest and principal on our secured debt and capital commitments to support our United States business operations. Accordingly, any significant fluctuation between the RMB and the U.S. dollar could expose us to foreign exchange risk. We do not currently hedge our exchange rate exposure. We evaluate such risk from time to time and may consider engaging in hedging activities in the future to the extent we deem appropriate. Such hedging arrangements may require us to pledge or transfer cash and other collateral to secure our obligations under the agreements, and the amount of collateral required may increase as a result of mark-to-market adjustments.

The RMB is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 1, 2005, the PRC government changed its previous policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any appreciation of the RMB against the U.S. dollar or any other foreign currencies would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert foreign currencies into RMB for such purposes. On August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last. However, any significant depreciation in the exchange rates of the RMB against the U.S. dollar could adversely affect the value of any dividends paid by us to our shareholders, which would be funded by RMB but paid in U.S. dollars. There can be no assurance that any future movements in the exchange rate of the RMB against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition (including our ability to pay dividends). A significant depreciation in the RMB against major foreign currencies may have a material adverse impact on our results of operations, financial condition and share price because our reporting currency is the U.S. dollar and our ADSs are expected to be quoted in U.S. dollars, whereas our revenue, costs and expenses are largely denominated in RMB.

Interest Rate Risk

The cost of financing is sensitive to fluctuations in interest rates. Our bank borrowings bear interest at variable rates, and an increase in interest rates would increase our costs there under. Our net income is affected by changes in interest rates as a result of the impact such changes have on interest income from, and interest expense on, short-term deposits and other interest-bearing financial assets and liabilities. In addition, our sales are also sensitive to fluctuations in interest rates. An increase in interest rates would adversely affect our prospective purchasers’ ability to obtain financing and depress the overall housing demand. Higher interest rates, therefore, may adversely affect our revenue, gross profits and net income, and our ability to raise and service debt and to finance our developments.

In addition, the United Kingdom Financial Conduct Authority, or “FCA,” which regulates London Interbank Offered Rate, or “LIBOR,” announced on July 27, 2017 that it would no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021 and confirmed on March 5, 2021 that most LIBOR benchmark tenors would cease or cease to be representative benchmarks from December 31, 2021 or (in the case of certain tenors of USD LIBOR only) from June 30, 2023. While various replacement reference rates have been proposed, an alternative reference rate to LIBOR has not yet been widely adopted. As such, the replacement of LIBOR could have an adverse effect on the market for, or value of, LIBOR-linked financial instruments.

Our indebtedness consists primarily of short-term and long-term bank borrowings, secured debt and onshore corporate bonds. As of December 31, 2023, we had (i) US$63.3 million of short-term borrowings, with US$63.3 million denominated in RMB, which bear interest rates ranging from 4.75% per annum to 18.0% per annum, with a weighted average interest rate at such date of 5.80%; (ii) US$519.4 million of long-term bank loans, including current portions of long-term bank loans, bear floating interest rates, which are based on 92.63% to 189.47% of PBOC benchmark rates in the following years; and (iii) US$209.0 million of long-term debt, including current portions of long-term debt, bear floating interest rates, which are based on LIBOR or SOFR benchmark rates in the following years. The PBOC regulates the interest rates of our Renminbi-denominated borrowings. The PBOC-published benchmark one-year lending rate in China, which directly affects the property mortgage rates offered by commercial banks in China, as of December 31, 2021, 2022 and 2023 was 4.35%, 4.35% and 4.35%, respectively. As of December 31, 2023, the principal amount of our aggregate outstanding variable rate debt, including long-term bank loans, was US$777.8 million. A hypothetical 1.00% increase in annual interest rates would increase our interest cost by approximately US$7.78 million per year based on our debt level as of December 31, 2023. The senior secured notes and other debt, except the above-mentioned US$777.8 million of floating rate debt, bear fixed interest rates and therefore, interest rate risk is low.

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

As of December 31, 2023, we had outstanding guarantees of mortgages in the principal amount of US$1,926.4 million. If a purchaser defaults on the payment of its mortgage during the term of the guarantee, the mortgage lending bank may require us to repay the outstanding amount under the loan plus any accrued interest. In this event, although we are able to retain the customer’s deposit and sell the property to recover any amounts paid by us to the bank, there can be no assurance that we would be able to sell the property at a price equal to or greater than the amount we paid on the defaulting purchaser’s outstanding loan amount and any accrued interest thereon. We paid US$2.3 million to satisfy guarantee obligations related to customer defaults in 2023.

During parts of 2011 and 2012, we offered certain homebuyers seller-financing arrangements. All the homebuyers entered into such arrangement were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via our management reporting procedures. We provided longer payment terms, ranging between six months to two years to particular home buyers after applying strict credit requirements based on our credit policy. In the second half of 2012, execution of seller-financed contracts dropped significantly. From the fourth quarter of 2012, we stopped offering seller-financed contracts to second home buyers. Commencing in the second quarter of 2014, the Group again offer seller-financed contracts. As of December 31, 2022 and 2023, there was no concentration of credit risk with respect to receivables and we do not have a significant exposure to any individual debtor. Since 2013, PRC banks have tightened the distributions of mortgage loans to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. We took the position that the processing periods of the contracts with underlying mortgage loans exceeding one year cannot be recognized as revenue on an over time basis.

As of December 31, 2023, our cash and cash equivalents totaled US$129.2 million and restricted cash totaled US$101.6 million, predominately deposited in accounts maintained with state-owned bank within the PRC. We have not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

Inflation

Inflation has not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 0.9%, 2.0% and 0.2% in 2020, 2022 and 2023, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this annual report, we have not been materially affected by any inflation or deflation.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Our common shares, in the form of ADSs, each representing 20 common shares, are listed on the NYSE. JPMorgan Chase Bank, N.A. serves as the depositary for the ADSs. JPMorgan Chase Bank, N.A.’s principal executive office is located at 383 Madison Avenue, Floor 11, New York, New York 10179.

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

The depositary may remit to us all or a portion of the depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the deposit agreement upon such terms and conditions as we may agree from time to time. In 2023, no such reimbursement was made.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

See our Form 6-K dated July 19, 2022 (File No. 001-33863), Form 6-K dated October 7, 2022 (File No. 001-33863), Form 6-K dated June 12, 2023 (File No. 001-33863), Form 6-K dated August 21, 2023 (File No. 001-33863), Form 6-K dated August 28, 2023 (File No. 001-33863) and Form 6-K dated January 16, 2024 (File No. 001-33863).

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013 Framework), our management concluded that, as of December 31, 2023, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Nonetheless, the board and the audit committee are acutely aware of the importance of internal controls and take their fiduciary duties seriously. Therefore, despite believing that the Company’s existing internal controls are sufficient, following the internal review of certain potential related party transactions described in our annual report on Form 20-F for the year ended December 31, 2020, or the “Internal Review,” the board and audit committee directed management to review internal controls and remediate any material weaknesses that are identified. This has involved several workstreams.

First, the Internal Review did identify some weaknesses in the Company’s internal controls, which the Company is working to correct. As part of that process, the Company is implementing enhanced review protocols, including:

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

Second, Xinyuan Property Management Services (HK) Limited, or the “HK Subsidiary,” has retained Moore Advisory Services Limited as independent internal control reviewer to review and validate the HK Subsidiary’s systems and controls (which was recently completed). The Company is considering the findings from that review. To the extent they are relevant to the Company, the Company will also implement any recommended improvements.

Third, the Company has arranged regular training sessions to raise employee awareness of internal control and compliance matters.

Finally, the effectiveness of our internal control over financial reporting, as of December 31, 2023, was also audited by Assentsure PAC, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein.

Changes in Internal Control over Financial Reporting

During 2023, there were no changes in our internal control over financial reporting that occurred during the period covered by the report for 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Xinyuan Real Estate Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Xinyuan Real Estate Co., Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Xinyuan Real Estate Co., Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2023 and 2022, and the related notes and our report dated May 15, 2024 and May 30, 2023 expressed an unqualified opinion thereon.

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
May 15, 2024

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Yifan (Frank) Li, the chairman of our audit committee, qualifies as an audit committee financial expert under applicable SEC and NYSE rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Assentsure PAC our independent registered public accounting firm, and its affiliate firms for the periods indicated:

	2022	2023
	US$	US$
Audit fees (1)	1,336,312	1,491,427
Audit-related fees (2)	38,929	71,994
Tax fees	—	—
All other fees	—	—
(1)	“Audit fees” represent the aggregate fees billed in each of the fiscal year for the audit of financial statements of the Company and the limited quarterly procedures. In 2023, the audit fees billed included the audit of financial statements of the Company’s subsidiary, Xinyuan Property Management Service (Cayman) Ltd for its annual reporting purpose.
(2)	“Audit-related fees” represents aggregate fees billed in respect of review of interim financial statements of Xinyuan Property Management Service (Cayman), Ltd., and issue comfort letter for the Company’s financing purposes.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Effective March 21, 2017, our board of directors approved a new US$40 million share repurchase program through December 2019, or the “2017 Authorization,” to be effective upon the earlier of completion or expiration of the US$40 million share repurchase program effective December 28, 2015 through December 2017. Effective August 14, 2018, our board of directors approved a new additional US$50 million share repurchase program through December 2019, or the “2018 Authorization.” Effective May 20, 2019, our board of directors approved a new additional US$50 million share repurchase program through December 2021, or the “2019 Authorization.” Effective January 20, 2020, the board of directors approved a new bond repurchase program of up to US$50 million. The new authorization replaced the prior bond repurchase authorization that expired December 31, 2019, and expired on December 31, 2021.

Effective August 28, 2023, our board of directors approved a new additional share repurchase plan, or the “2023 Share Repurchase Plan,” pursuant to which the Company shall, from time to time, repurchase shares on the open market and/or in privately negotiated transactions, and has been authorized to repurchase of up to 1,000,000 ADSs. The 2023 Share Repurchase Plan will be funded from available working capital. Repurchases under the 2023 Share Repurchase Plan will be made from time to time through a combination of open market and privately negotiated transactions. The per share price cap will be determined from time to time in the discretion of management.

The following table sets forth a summary of our repurchase of our ADSs made from January 1, 2023 to December 31, 2023:

Total Number
			of ADSs	Total Number
			Purchased as	of ADSs
			Part of	that May Yet
			Publicly	Be Purchased
	Total Number	Average Price	Announced	Under the
	of ADSs	Paid Per ADS	Plans or	Plans or
Period(1)	Purchased	(US$)	Programs	Programs
January 1 - January 31	—	—	—	—
February 1 - February 28	—	—	—	—
March 1 - March 31	—	—	—	—
April 1 - April 30	—	—	—	—
May 1 - May 31	—	—	—	—
June 1 through June 30	—	—	—	—
July 1 through July 31	—	—	—	—
August 1 through August 31	95,000	2.72	95,000	905,000
September 1 through September 30	112,350	2.80	112,350	792,650
October 1 through October 31	17,522	2.78	17,522	775,128
November 1 through November 30	38,988	2.71	38,988	736,140
December 1 through December 31	23,950	2.77	23,950	712,190
Total	287,810	2.76	287,810	712,190
(1) Our ADS to common share ratio is one ADS for 20 common shares.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

As disclosed in our Form 6-K dated December 28, 2022 (File No. 001-33863), after careful consideration, our audit committee recommended, and our board of directors approved, the appointment of Assentsure PAC as our independent auditor. The appointment took effect on December 28, 2022, as ratified by the 2022 annual general meeting of shareholders.

On December 28, 2022, Union Power, our former independent registered public accounting firm, resigned and Assentsure PAC was engaged to serve as our independent registered public accounting firm for the fiscal year 2022.

For disclosures specified by Item 16F(a)(1)-(2) of Form 20-F, see the disclosures under “Item 16F. Change in Registrant’s Certifying Accountant” of our annual report on Form 20-F for the year ended December 31, 2022. The Company provided Union Power with a copy of the disclosures, and Union Power reviewed such disclosures and provided a letter addressed to the SEC as specified by Item 16F(a)(3) of Form 20-F, which was attached as Exhibit 15.3 in our annual report on Form 20-F for the year ended December 31, 2022.

In 2021 and 2022 and the subsequent interim period prior to engaging Assentsure PAC, neither we nor anyone on our behalf consulted with Assentsure PAC with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and no written report or oral advice was provided by Assentsure PAC to us that Assentsure PAC concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement or a reportable event.

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

The NYSE Listed Company Manual requires that the board of directors of a listed company consist of a majority of independent directors, as defined by the NYSE from time to time. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of directors of a corporation to be independent. As of the date of this annual report, the majority of our directors are not independent directors as defined by the NYSE. Our board is currently composed of seven directors, two of whom are current officers of the Company or one of its subsidiaries. Under NYSE rules, all non-management directors are required to meet periodically in executive session, without any members of management present. The corporate governance practice in our home country does not require such meetings and, accordingly, our non-management directors do not meet in executive session.

The NYSE Listed Company Manual requires each issuer to have a nominating and corporate governance committee and a compensation committee composed entirely of independent directors. In addition, each of those committees must have a written charter setting out, at a minimum, certain prescribed duties. The corporate governance practice in our home country, the Cayman Islands, does not require the implementation of a compensation committee, nor a nominating and corporate governance committee, nor does it require any such committees to be comprised solely of independent directors. We have established a separate compensation committee and a nominating and corporate governance committee. However, neither of the committees consists solely of independent directors. Each committee has a written charter which is available on our corporate website. However, the committees have not adopted and implemented all of the duties prescribed for such committees by the NYSE.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On August 29, 2022, we were conclusively identified by the SEC as a Commission-Identified Issuer pursuant to the HFCAA because we filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on July 29, 2022 with an audit report issued by Union Power, a registered public accounting firm retained by the Company at that time, for the preparation of the audit report on our financial statements included therein. Union Power HK CPA Limited is a registered public accounting firm headquartered in Hong Kong Special Administrative Region of the People’s Republic of China, a jurisdiction where the PCAOB determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

The Company is controlled by Mr. Yong Zhang, who holds 27.75% of its outstanding shares as of March 31, 2024. In response to Item 16I(a) of Form 20-F, based on the above and the following information, the Company believes it is not owned or controlled by a governmental entity in mainland China or Hong Kong.

Based on an examination of the Company’s register of members, to the Company’s knowledge, no shareholder other than Juicy Seasons Limited, Spectacular Stage Limited and Central Plains Ltd. owns more than 5% of the Company’s outstanding shares. Juicy Seasons Limited is a private company incorporated in the British Virgin Islands wholly owned and controlled by Mr. Yong Zhang. Juicy Seasons Limited beneficially owns 27.75% of the Company’s total outstanding shares as of March 31, 2024. Spectacular Stage Limited is a private company incorporated in the British Virgin Islands wholly owned and controlled by Ms. Yuyan Yang. Spectacular Stage Limited beneficially owns 25.30% of the Company’s total outstanding shares as of March 31, 2024. Please refer to “Item 6.E. Directors, Senior Management and Employees-Share Ownership” of in this annual report on Form 20-F for more details.

In addition, the Company is not aware of any governmental entity in mainland China or Hong Kong that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

The Company’s auditor for the fiscal years ended December 31, 2022 and 2023, Assentsure PAC, is PCAOB registered and based in Singapore. Under the HFCAA, the PCAOB is permitted to inspect our independent public accounting firm. There is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB, and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access of the U.S. capital markets. While the audit reports of Assentsure PAC incorporated by reference into this annual report on Form 20-F are prepared by auditors based in Singapore who are subject to inspection and investigation by the PCAOB, there can be no assurance that our auditor or we will be able to comply with these and other requirements imposed by U.S. regulators in the future.

As of the date of this annual report on Form 20-F, (i) to our knowledge, no governmental entities in the Cayman Islands, China, Hong Kong, British Virgin Islands, Malaysia, or United States own shares of the Company or its operating entities, including the VIEs, (ii) to our knowledge, neither the governmental entities in the aforementioned jurisdictions do not have a controlling financial interest in the Company or its operating entities, including the VIEs, (iii) to our knowledge, none of the members of the board of directors of the Company or its operating entities, including the VIEs, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of the Company or its operating entities, including the VIEs contains any charter of the Chinese Communist Party.

Item 16J. INSIDER TRADING POLICIES

Not applicable. We will be required to comply with disclosure requirements under this Item 16J for the fiscal year ending on December 31, 2024.

Item 16K. CYBERSECURITY

Risk Management and Strategy

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition. We have not adopted a formal process for assessing, identifying and managing material risks from cybersecurity threats.

Governance

Our board of directors is responsible for overseeing risks related to cybersecurity. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our management on a semi-annually basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our management.

PART III

ITEM 17 FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18 FINANCIAL STATEMENTS

The consolidated financial statements of Xinyuan Real Estate Co., Ltd. are included at the end of this annual report.

ITEM 19 EXHIBITS

Exhibit Number	Description of Document

1.1*	Second Amended and Restated Memorandum and Articles of Association of Xinyuan Real Estate Co., Ltd.

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

2.9

Global note representing the 8.125% August 2019 Senior Secured Notes (US$300,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on August 30, 2016)

2.10

Indenture, dated as of February 28, 2017, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on February 28, 2017)

2.11

Global note representing the 7.75% February 2021 Senior Secured Notes (US$300,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on February 28, 2017)

2.12

Indenture, dated as of November 22, 2017, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on November 22, 2017)

2.13

Global note representing 8.875% Senior Notes due 2020 (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on November 22, 2017)

2.14

Global note representing 8.875% Senior Notes due 2020 (US$100,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 4, 2017)

2.15

Indenture, dated as of March 19, 2018, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on March 19, 2018)

2.16

Global note representing 9.875% Senior Notes due 2020 (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on March 19, 2018)

2.17

Indenture, dated as of April 15, 2019, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on April 18, 2019)

2.18

Global note representing 14.2% Senior Notes due 2021 (US $200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 2.17 to the registrant’s Form 20-F(File No. 001-33863) filed with the SEC on April 29, 2019)

2.19

Global note representing 14.2% Senior Notes due 2021 (US $100,000,000 aggregate principal amount) (incorporated by reference to Exhibit 2.18 to the registrant’s Form 20-F(File No. 001-33863) filed with the SEC on April 29, 2019)

2.20

Global note representing 12% Senior Notes due 2022 (RMB160,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on June 30, 2020)

2.21

Global note representing 12% Senior Notes due 2022 (RMB354,500,000 aggregate principal amount) (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on August 12, 2020)

2.22

Global note representing 14.5% Senior Notes due 2023 (US $300,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 18, 2020)

Exhibit Number	Description of Document

2.23

Global note representing 14% Senior Notes due 2024 (US $170,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on January 25, 2021)

2.24

Global note representing 3% Senior Notes due 2027 (US$331,303,941 aggregate principal amount) (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on August 22, 2023)

2.25*

Supplemental Indenture, dated as of April 29, 2024, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee, related to 3.0% Senior Notes Due 2027

2.26	Description of Securities (incorporated by reference to Exhibit 2.19 to the registrant’s annual report on Form 20-F (File No. 001-33863), filed with the SEC on April 29, 2020)

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

4.6	2020 Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.1 to the registrant’s Form S-8 (File No. 333-239620) filed with the SEC on July 1, 2020)

8.1*	Subsidiaries of Xinyuan Real Estate Co., Ltd.

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Union Power HK CPA Limited

15.2*	Consent of Assentsure PAC

Exhibit Number	Description of Document

15.3

Letter of Union Power HK CPA Limited to the SEC, dated May 30, 2023 (incorporated by reference to Exhibit 15.3 to the registrant’s annual report on Form 20-F (File No. 001-33863), as amended, initially filed with the SEC on May 30, 2023)

97.1*	Compensation Recovery Policy of the Registrant

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: May 15, 2024

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Xinyuan Real Estate Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Xinyuan Real Estate Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023 and 2022, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 15, 2024 and May 30, 2023 expressed an unqualified opinion.

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
o

Testing the estimated costs to complete projects that were not completed during the year ended December 31, 2023 by comparing the estimated cost to complete at December 31, 2023 to actual cost incurred subsequent to December 31, 2023.

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

Impairments – Real Estate Properties Development Completed and Under Development

Critical Audit Matter Description

At December 31, 2023, the Company’s real estate properties development completed and under development was US$3,277,056,653. As described in Note 2 to the consolidated financial statements, the Company’s evaluation of impairment of real estate involves an assessment of the carrying value of real estate properties development completed and under development when events or changes in circumstances indicate that the carrying value may not be recoverable.

Auditing the Company’s process to evaluate real estate properties development completed and under development for impairment was complex due to the subjectivity in determining whether impairment indicators were present. Additionally, for real estate assets where indicators of impairment were determined to be present, the determination of the future undiscounted cash flows involved significant judgment. In particular, the undiscounted cash flows and fair value estimates were sensitive to significant assumptions, including future revenue, construction costs and selling expenses, which are affected by expectations about future market or economic conditions.

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

May 15, 2024

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

Auditing the Company’s process to evaluate real estate properties development completed and under development for impairment was complex due to the subjectivity in determining whether impairment indicators were present. Additionally, for real estate assets where indicators of impairment were determined to be present, the determination of the future undiscounted cash flows involved significant judgment. In particular, the undiscounted cash flows and fair value estimates were sensitive to significant assumptions, including future revenue, construction costs and selling expenses, which are affected by expectations about future market or economic conditions.

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

Hong Kong

July 29, 2022

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(ALL amounts stated in US$, except for number of shares data)

		December 31,	December 31,
	Notes	2022	2023
		US$	US$
ASSETS

Current assets
Cash and cash equivalents		283,131,542	129,243,923
Restricted cash		277,596,767	101,577,317
Short-term investments	3	11,992,929	5,422,264
Accounts receivable, net		32,587,827	44,252,051
Other receivables	4	383,513,125	378,656,298
Deposits for land use rights		33,857,554	31,973,682
Other deposits and prepayments		322,170,208	259,752,148
Advances to suppliers		54,229,135	39,803,727
Real estate properties development completed and under development	5	3,277,056,653	3,307,964,969
Amounts due from related parties	18	203,719,058	192,626,511
Amounts due from employees	18	1,466,055	1,038,494
Other current assets		7,886,273	900,641

Total current assets		4,889,207,126	4,493,212,025

Non-current assets
Real estate properties held for lease, net	6	373,467,867	322,552,001
Deposits for land use rights and properties		33,024,171	32,473,512
Property and equipment, net	7	28,831,111	25,543,359
Long-term investments	8	92,473,329	73,787,743
Deferred tax assets	15	304,515,733	283,687,539
Amounts due from related parties	18	15,056,284	14,805,229
Contract assets		52,515,766	34,255,318
Operating lease right-of-use assets	13	5,707,986	1,615,626
Other assets		55,478,954	51,460,879

Total non-current assets		961,071,201	840,181,206

TOTAL ASSETS		5,850,278,327	5,333,393,231

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(ALL amounts stated in US$, except for number of shares data)

		December 31,	December 31,
	Notes	2022	2023
		US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and notes payable (including accounts payable and notes payable of the VIEs without recourse to the primary beneficiary of US$13,439 and US$13,215 as of December 31, 2022 and 2023, respectively)		950,184,053	1,023,913,738
Short-term bank loans and other debt	10	81,598,369	63,295,071
Customer deposits	14	1,280,517,005	740,013,355
Income tax payable		241,221,356	294,923,155
Other payables and accrued liabilities (including other payables and accrued liabilities of the VIEs without recourse to the primary beneficiary of US$3,235,911 and US$3,831,970 as of December 31, 2022 and 2023, respectively)	17	489,622,793	659,501,859
Payroll and welfare payable (including payroll and welfare payable of the VIEs without recourse to the primary beneficiary of US$1,132,120 and US$319,565 as of December 31, 2022 and 2023, respectively)		16,431,804	14,191,467
Current portion of long-term bank loans and other debt	11,12	1,653,119,929	1,265,784,530
Operating lease liabilities, current portion	13	3,780,853	2,228,329
Mandatorily redeemable non-controlling interests		9,864,014	9,741,467
Amounts due to related parties	18	66,619,920	72,910,425

Total current liabilities		4,792,960,096	4,146,503,396

Non-current liabilities
Long-term bank loans	11	146,603,073	152,088,997
Deferred tax liabilities	15	429,974,728	347,969,036
Unrecognized tax benefits	15	135,562,075	103,047,687
Other long-term debt	12	259,081,410	476,033,481
Operating lease liabilities	13	3,310,116	338,252
Amounts due to related parties	18	—	—

Total non-current liabilities		974,531,402	1,079,477,453

Total liabilities		5,767,491,498	5,225,980,849

Commitments and contingencies	22

Shareholders’ equity/(deficit)
Common shares, US$0.0001 par value:
Authorized‑500,000,000 shares; shares issued and outstanding- 113,671,841 shares as of December 31, 2023 (2022: 108,029,257 shares)	19	16,415	17,554
Additional paid-in capital		544,954,556	546,549,246
Statutory reserves		179,457,097	179,843,852
Accumulated deficits		(656,638,114)	(616,742,846)
Accumulated other comprehensive loss		(21,615,478)	(26,603,172)
Treasury shares	19	(116,061,577)	(116,793,448)

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity/(deficit)		(69,887,101)	(33,728,814)

Non-controlling interest	24	152,673,930	141,141,196

Total equity		82,786,829	107,412,382

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		5,850,278,327	5,333,393,231

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2021, 2022, and 2023

(ALL amounts stated in US$, except for number of shares data)

		Year ended December 31,
	Notes	2021	2022	2023
		US$	US$	US$
Revenue:
Real estate sales		1,392,240,005	809,412,923	658,073,173
Real estate management services income		109,822,206	105,460,071	93,676,874
Real estate lease income		19,781,344	20,782,612	37,218,451
Other revenue		14,174,226	14,356,567	16,005,977

Total revenue		1,536,017,781	950,012,173	804,974,475

Costs of revenue:
Cost of real estate sales		(1,359,344,416)	(768,356,253)	(557,662,795)
Cost of real estate management services income		(73,978,205)	(79,609,736)	(72,310,054)
Cost of real estate lease income		(22,438,180)	(20,287,953)	(33,920,221)
Other costs		(12,320,064)	(9,802,123)	(8,616,049)

Total costs of revenue		(1,468,080,865)	(878,056,065)	(672,509,119)

Gross profit		67,936,916	71,956,108	132,465,356
Selling and distribution expenses		(90,569,390)	(29,458,486)	(9,927,659)
General and administrative expenses		(163,410,021)	(96,106,518)	(74,244,144)
Gain on disposal of property held for lease		—	5,687,312	—
Impairment loss on goodwill		(4,355,469)	(1,481,006)	—
Impairment loss on intangible assets		(14,295,790)	—	—

Operating income /(loss)		(204,693,754)	(49,402,590)	48,293,553
Interest income		28,296,824	8,207,327	4,779,314
Interest expense		(183,398,772)	(158,008,411)	(176,940,318)
Net gain on debt extinguishment	12	—	9,620,914	169,932,886
Loss on short-term investments	3	(30,203,357)	(71,675,454)	(7,626,097)
Share of loss of equity investees	8	(23,345,765)	(26,166,538)	(17,914,070)
Exchange gains/ (loss)		(9,707,463)	39,952,338	13,482,057
Gain on modification of debt	12	—	—	26,372,965
Other income/ (loss)		2,509,645	(1,968,849)	25,426,872

Income /(loss) from operations before income taxes		(420,542,642)	(249,441,263)	85,807,162
Income taxes benefit/ (expenses)	15	7,280,528	(9,241,462)	(55,275,451)

Net (loss)/income		(413,262,114)	(258,682,725)	30,531,711
Net (loss)/income attributable to non-controlling interest		(4,045,264)	(4,670,836)	9,750,314

Net (loss)/income attributable to Xinyuan Real Estate Co., Ltd. shareholders		(417,307,378)	(263,353,561)	40,282,025

(Loss)/income per share:
Basic	20	(3.89)	(2.44)	0.38
Diluted	20	(3.89)	(2.44)	0.38

Shares used in computation:
Basic	20	107,283,420	107,849,225	106,686,376
Diluted	20	107,283,420	107,849,225	106,686,376

Foreign currency translation adjustments		20,861,635	(67,014,536)	(6,770,114)

Comprehensive income/(loss)		(392,400,479)	(325,697,261)	23,761,597
Comprehensive income/(loss) attributable to non-controlling interest		(7,088,744)	5,804,943	11,532,734

Comprehensive (loss)/income attributable to Xinyuan Real Estate Co., Ltd. shareholders		(399,489,223)	(319,892,318)	35,294,331

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2021, 2022, and 2023

(ALL amounts stated in US$, except for number of shares data)

								Total Xinyuan Real
						Retained	Accumulated	Estate Co.,	Non-
				Additional		Earnings	Other	Ltd.	controlling
	Number of	Common	Treasury	Paid-in	Statutory	/(Accumulated	Comprehensive	shareholders’	Interest
	Shares	Shares	Shares	Capital	Reserves	Deficits)	Income / (Loss)	equity	(Note 24)	Total
		US$	US$	US$	US$	US$	US$	US$	US$	US$
BALANCE AT DECEMBER 31, 2020	106,932,017	16,415	(116,061,577)	552,215,071	177,696,037	34,500,890	17,105,124	665,471,960	360,431,202	1,025,903,162
Capital injection from non-controlling interests	—	—	—	(11,242,172)	—	—	—	(11,242,172)	16,901,589	5,659,417
Foreign currency translation	—	—	—	—	—	—	17,818,155	17,818,155	3,043,480	20,861,635
Stock-based compensation expenses	825,704	—	—	3,413,610	—	—	—	3,413,610	—	3,413,610
Net loss	—	—	—	—	—	(417,307,378)	—	(417,307,378)	4,045,264	(413,262,114)
Appropriation to statutory reserves	—	—	—	—	801,853	(801,853)	—	—	—	—
Dividends to shareholders	—	—	—	—	—	(4,055,664)	—	(4,055,664)	—	(4,055,664)
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	(225,290,809)	(225,290,809)
BALANCE AT DECEMBER 31, 2021	107,757,721	16,415	(116,061,577)	544,386,509	178,497,890	(387,664,005)	34,923,279	254,098,511	159,130,726	413,229,237
Foreign currency translation	—	—	—	—	—	—	(56,538,757)	(56,538,757)	(10,475,779)	(67,014,536)
Stock-based compensation expenses	271,536	—	—	568,047	—	—	—	568,047	—	568,047
Net loss	—	—	—	—	—	(263,353,561)	—	(263,353,561)	4,670,836	(258,682,725)
Appropriation to statutory reserves	—	—	—	—	959,207	(959,207)	—	—	—	—
Dividends to shareholders	—	—	—	—	—	(4,661,341)	—	(4,661,341)	—	(4,661,341)
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	(651,853)	(651,853)
BALANCE AT DECEMBER 31, 2022	108,029,257	16,415	(116,061,577)	544,954,556	179,457,097	(656,638,114)	(21,615,478)	(69,887,101)	152,673,930	82,786,829
Issuance of ordinary shares	11,398,784	1,139	—	1,594,690	—	—	—	1,595,829	—	1,595,829
Repurchase of ordinary shares	(5,756,200)	—	(731,871)	—	—	—	—	(731,871)	—	(731,871)
Foreign currency translation	—	—	—	—	—	—	(4,987,694)	(4,987,694)	(1,782,420)	(6,770,114)
Stock-based compensation expenses	—	—	—	—	—	—	—	—	—	—
Net income (loss)	—	—	—	—	—	40,282,025	—	40,282,025	(9,750,314)	30,531,711
Appropriation to statutory reserves	—	—	—	—	386,755	(386,755)	—	—	—	—
BALANCE AT DECEMBER 31, 2023	113,671,841	17,554	(116,793,448)	546,549,246	179,843,852	(616,742,846)	(26,603,172)	(33,728,814)	141,141,196	107,412,382

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021, 2022, and 2023

(ALL amounts stated in US$, except for number of shares data)

	Year ended December 31,
	2021	2022	2023
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income	(413,262,114)	(258,682,725)	30,531,711
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities:
Depreciation and amortization	18,267,515	13,168,207	22,506,645
Stock-based compensation expenses	3,413,610	568,047	—
Deferred tax (benefit)/expenses	(81,124,977)	92,635,419	(98,128,752)
Amortization of deferred charges	3,242,398	5,728,866	7,739,849
Share of loss of equity investees	23,345,765	26,166,538	17,914,070
Exchange loss/(gain)	9,707,463	(39,952,338)	(13,482,057)
Changes in unrecognized tax benefit	29,025,853	6,298,039	11,044,674
Gain on extinguishment of debt (Note 12)	—	(9,620,914)	(169,932,886)
Loss on short-term investments	30,203,357	71,675,454	7,626,097
Gain on disposal of property held for lease	—	(5,687,312)	—
Proceeds from disposal of short-term investments	—	359,025	—
Purchase of trading securities	(109,303,567)	—	—
Gain on modification of debt	—	—	(26,372,965)
Allowance for doubtful accounts	2,781,268	2,119,346	2,082,081
Impairment loss on goodwill	4,355,469	1,481,006	—
Impairment loss on intangible assets	14,295,790	—	—
Others	3,834,826	(64,687)	3,404,181

Changes in operating assets and liabilities:
Accounts receivable	37,981,853	22,272,540	(14,027,916)
Real estate properties development completed and under development	647,900,818	(506,304,362)	(53,100,033)
Contract assets	(5,940,218)	(18,682,950)	18,055,825
Real estate properties held for lease	26,897,517	(51,502,401)	13,493,374
Advances to suppliers	(76,248,232)	61,413,770	13,595,505
Other receivables	83,761,147	(103,913,042)	(2,456,245)
Deposits for land use rights	43,725,198	(1,182,046)	1,326,894
Other deposits and prepayments	(34,882,024)	15,076,597	57,657,023
Other current assets	2,359,210	(6,456,006)	6,975,279
Amounts due from related parties	(33,014,545)	47,297,291	7,825,323
Amounts due from employees	(997,298)	(47,565)	405,575
Other assets	(20,542,642)	14,383,358	769,425
Accounts payable	(128,043,926)	(94,511,442)	89,556,104
Customer deposits	143,204,992	210,848,409	(522,223,988)
Income tax payable	(35,014,314)	13,392,278	58,023,234
Other payables and accrued liabilities	(51,513,133)	(29,962,164)	258,398,911
Payroll and welfare payable	(3,059,265)	2,392,037	(1,980,925)
Amounts due to related parties	251,053	(10,979,186)	2,000,000
Net cash provided by/(used in) operating activities	135,608,847	(530,272,913)	(270,773,987)

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021, 2022, and 2023

(ALL amounts stated in US$, except for number of shares data)

	Year ended December 31,
	2021	2022	2023
	US$	US$	US$
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of properties held for lease and property and equipment	7,052,259	3,264,138	82,512
Purchase of property and equipment	(2,058,162)	(28,681)	(372,937)
Acquisition of subsidiaries, net of cash acquired (Note 9)	—	510,108,525	—
Acquisition of long-term investments	(27,768,648)	—	414,661
Purchase of Investment product	—	—	(1,411,891)
Proceeds of sales of equity interest of subsidiaries	—	—	180,702
Loan to employees	—	554,309	—

Net cash (used in)/provided by investing activities	(22,774,551)	513,898,291	(1,106,953)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common shares	—	—	1,595,830
Purchase of treasury shares (Note 19)	—	—	(731,871)
Dividends to shareholders	(4,055,664)	(4,661,341)	—
Amounts due to related parties	44,288,546	(4,068,750)	5,432,379
Repayments of short-term bank loans and current portion of long-term bank loans	(790,322,990)	(205,502,651)	(110,453,807)
Proceeds from short-term bank loans and current portion of long-term bank loans	193,848,327	5,825,838	—
Repayment of long-term bank loans	(183,056,732)	(38,472,000)	—
Proceeds from long-term bank loans	339,581,996	83,335,835	20,314,059
Repayment of other short-term debt	(11,572,583)	(4,059,023)	—
Proceeds from other short-term debt	17,689,487	85,768,101	—
Repayment of other long-term debt	(891,457,400)	(98,522,299)	—
Proceeds from other long-term debt	610,114,087	124,661,778	36,508,218
Payment of financing cost	(6,947,448)	—	—
Payment of principal from finance lease	(1,916,297)	(5,207,694)	—
Proceeds from mandatorily redeemable non-controlling interests	1,070,310	475,728	42,171
Contributions from non-controlling interests, net	5,659,417	—	—

Net cash used in financing activities	(677,076,944)	(60,426,478)	(47,293,021)

NET(DECREASE)/INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(564,242,648)	(76,801,100)	(319,173,961)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	24,132,269	(82,342,346)	(10,733,108)
Cash, cash equivalents and restricted cash, at beginning of year	1,259,982,134	719,871,755	560,728,309

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, AT END OF YEAR	719,871,755	560,728,309	230,821,240

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Cash and cash equivalents	426,399,881	283,131,542	129,243,923
Restricted cash	293,471,874	277,596,767	101,577,317

Incomes taxes paid	99,120,026	99,120,026	44,064,294
Interest paid	261,746,433	112,037,414	34,991,943
NON-CASH ACTIVITIES
Debt extinguishment costs included in other payables and accrued liabilities	—	—	—
Settlement of due from related parties as a result of business combination	—	—	—
Initial recognition of leases	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

1.         Background information of business and organization

Organization and Description of Business

Xinyuan Real Estate Co., Ltd. (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in residential real estate development and the provision of property management services. The Group’s operations are conducted mainly in the People’s Republic of China (the “PRC”). In 2012, the Group expanded its business into the U.S. residential real estate market.

As of December 31, 2023, principal subsidiaries of the Company and its consolidated variable interest entities included the following entities:

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

				Percentage of
	Registered Place			Equity
	and Date of	Registered		Attributable	Principal
Company Name	Incorporation	Capital		to the Group	Activities
Subsidiary companies:
Suzhou Yuxi Real Estate Co., Limited.	PRC March 5, 2018	RMB	100,000,000	20%	Real estate development

Xinchuang Sailing (Dalian) Healthy Technology Industrial Investment Co., Ltd.	PRC June 5, 2018	RMB	600,000,000	100%	Real estate development

Dalian Xinyi Renju Real Estate Co., Ltd.	PRC June 26, 2018	RMB	100,000,000	100%	Real estate development

Beijing Xinyuan Huicheng Technology Development Co., Ltd.	PRC January 26, 2018	RMB	100,000,000	100%	Technical services

Suzhou Yefang Real Estate Co., Limited. (“Suzhou Yefang”) (Note 18(b))	PRC April 14, 2017	RMB	100,000,000	20%	Real estate development

Chengdu Xinyuan Renju Enterprise Management Co., Ltd. (“Chengdu Renju”)	PRC October 26, 2017	RMB	50,000,000	100%	Real estate development

Chengdu Guohongteng Real Estate Co., Ltd.	PRC July 16, 2010	RMB	1,673,179,200	100%	Real estate development

Qingdao Keda Real Estate Co., Ltd. (“Qingdao Keda”)	PRC September 20, 2010	RMB	50,000,000	100%	Real estate development

Wuhan Yinghexin Real Estate Co., Ltd. (“Wuhan Yinghexin”)	PRC January 15, 2014	RMB	100,000,000	100%	Real estate development

Henan Xinyuan Property Management Co., Ltd.	PRC December 1, 2016	RMB	10,000,000	100%	Property management services

Subsidiary companies:

Zhuhai Xinyuan Real Estate Co., Ltd.	PRC December 31, 2018	RMB	100,000,000	100%	Real estate development

Jinan Renju Building Material Co., Ltd.	PRC January 2, 2019	RMB	50,000,000	100%	Sales of construction material

Dalian Xinyi Yaju Real Estate Co., Ltd.	PRC January 16, 2019	RMB	100,000,000	100%	Real estate development

Guangdong Xinchuang Kechuang Zhigu Development Co., Ltd.	PRC February 27,2019	RMB	100,000,000	100%	Real estate development

Jiangxi Xinyuan Heju Enterprise Management Consulting Service Co., Ltd.	PRC April 2,2019	RMB	10,000,000	100%	Management consulting services

Beijing I-Journey Science and Technology Development Co., Ltd.(“I-Journey”)	PRC October 20,2015	RMB	40,000,000	93%	Development and sales of robots

Beijing Ruizhuo Xichuang Technology Development Co., Ltd.(“Xichuang”)	PRC July 16,2015	RMB	30,000,000	93%	Real estate brokerage

Beijing Ruizhuo Xitou Development Co., Ltd. (“ Xitou”)	PRC July 16,2015	RMB	30,000,000	85%	Internet platform for real estate property financing

Beijing Future Xinzhihui Technology Development Center (Limited Partnership) (“ Xinzhihui”) (Note 9(2))	PRC December 16,2016	RMB	30,000,000	90.67%	Investment holding company

Beijing Future Xinhujin Technology Development Center (Limited Partnership) (“Xinhujin”) (Note 9(2))	PRC December 30,2016	RMB	20,000,000	89.5%	Investment holding company

Beijing Future Xinruifeng Technology Development Center (Limited Partnership) (“Xinruifeng”) (Note 9(2))	PRC February 23,2017	RMB	20,000,000	77.5%	Investment holding company

Beijing Ruihao Rongtong Real Estate Co., Ltd. (“Ruihao Rongtong”)	PRC June 15, 2006	RMB	250,000,000	100%	Real estate development

Zhengzhou Xinhe Real Estate Co., Ltd	PRC January 8,2020	RMB	50,000,000	80%	Real estate development

Zhengzhou Xinying Real Estate Co., Ltd.	PRC May 19,2020	RMB	30,000,000	100%	Real estate development

Zhengzhou Xinyuan Xinsheng Business Management Co. Ltd.	PRC November 2,2020	RMB	1,000,000	100%	Real estate development

Dalian Xinsheng Industrial Co., Ltd.	PRC December 16,2020	RMB	20,000,000	100%	Leasing management services

Guoxin Chuangxiang (Tianjin) Enterprise Management Consulting Partnership (Limited Partnership)	PRC January 2,2020	RMB	15,000,000	95.22%	Management consulting service

Guoxin Chuangzhi (Tianjin) Enterprise Management Consulting Partnership (Limited Partnership)	PRC June 23,2020	RMB	135,000,000	94.41%	Management consulting service

Chongqing Heavy Duty Vehicle Group Hong Property LLC Wulong Branch	PRC September 26, 2021	RMB	—	100%	Property management services

Henan Rongyao Catering Service Co., Ltd.	PRC September 23, 2021	RMB	1,000,000	51%	Catering services

Henan Xinzhixiang Electronic Technology Co., Ltd.	PRC May 20, 2020	RMB	5,000,000	100%	Electronic commerce

Henan Xinyuan Property Service Co., Ltd.. Xincai Branch	PRC November 19, 2021	RMB	—	—	Property management services

Zhengzhou Shengxin Landscape Engineering Co., Ltd.	PRC November 10, 2021	RMB	10,000,000	51%	Property management services

Henan Xinyuan Property Service Co., Ltd.. Runan Branch	PRC March 18, 2021	RMB	—	—	Property management services

Guangzhou Yuesheng Commercial Service Co., Ltd.. Zhengzhou Branch	PRC March 30, 2021	RMB	—	—	Management consulting services

Henan Kai Dao real Estate Brokerage Co., Ltd.	PRC September 30, 2021	RMB	10,000,000	100%	Property management services

Shanghai Xinqiao Trading Co., Ltd. (3)	PRC March 17, 2021	RMB	30,000,000	100%	Property management services

Hainan Xinyuan Heju Enterprise Management Consulting Service Co., Ltd. (4)	PRC September 27, 2020	RMB	10,000,000	100%	Management consulting services

Guangzhou Xinyuan Commercial Management Co., Ltd.	PRC March 30, 2021	RMB	1,000,000	100%	Retail store

Henan Xinyuan Hongsheng Commercial Management Co., Ltd.	PRC May 6, 2021	RMB	1,000,000	100%	Retail store

Qingdao Huiju Zhihui City Industrial Development Co., Ltd. (2)	PRC June 7, 2016	RMB	2,000,000,000	100%	Real estate development

Jiangsu Xinyuan Yaju Enterprise Management Co., Ltd.	PRC August 23, 2023	RMB	10,000,000	100%	Management consulting services

VIE:
Beijing Yuzhouyun Technology Development Center (Limited partnership)) and its subsidiary (“Yuzhouyun”) (Note 2(a))	PRC March 2, 2018	RMB	18,388,300	51%	Technical services

Beijing Ruizhuo Xihui Technology Development Centre Co., Ltd (Note 2(a))	PRC January 22,2017	RMB	10,000,000	1%	Technical services
(1)	In 2022, the Company acquired the remaining equity interest of Zhengzhou Hangmei Technology Development Co., Ltd. and Zhengzhou Hangmei Zhengxing Technology Co., Ltd.
(2)	Qingdao Huiju Zhihui City Industrial Development Co., Ltd. has been consolidated in the Group’s financial statements since the year of 2022.
(3)	Liquidated on October 9, 2023.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(4)	Liquidated on June 20, 2023.

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

Ruihao Rongtong

Ruihao Rongtong, with a registered capital of US$37.6 million (RMB250.0 million), was invested in by the Company on May 6, 2015, for the purpose of undertaking a residential property development project in Beijing. On March 1, 2016, June 28, 2016 and September 18, 2016, an unrelated trustee company, Ping An trust Co., Ltd. (“Ping An trust”) purchased 20%, 5% and 10% of the Company’s equity interest in Ruihao Rongtong, respectively, and loaned US$124.3 million (RMB862.5 million) in aggregate to the Group. On February 28, 2017, the Company repurchased the 35% equity interest of Ruihao Rongtong from Ping An trust. On May 23, 2017, Ping An trust subsequently repurchased back 35% of the Company’s equity interest in Ruihao Rongtong, and loaned US$246.8 million (RMB1.61 billion) in aggregate to the Group. As of December 31, 2018, Ruihao Rongtong had one project under construction. Pursuant to the share purchase agreement, the 35% of non-controlling equity interest of Ruihao Rongtong was to be repurchased by the Company in cash at the earlier of the second anniversary date, or the date the Company elected to repurchase the 35% equity interest of Ruihao Rongtong. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480, Distinguishing Liabilities from Equity (“ASC 480”). On June 21, 2019, the Company repurchased the 35% equity interest of Ruihao Rongtao from Ping An trust and Ruihao Rongtong ceased to be variable interest entity(“VIE”).

In accordance with ASC 810, Consolidation (“ASC 810”), before June 21, 2019, Ruihao Rongtong was a variable interest entity as it was not established with sufficient equity at risk to finance its activities without additional subordinated financial support. The Company is considered as the primary beneficiary of Ruihao Rongtong, as it has the power to direct the activities of Ruihao Rongtong that most significantly impact their economic performance and has the obligation to absorb the losses and the right to receive benefits from Ruihao Rongtong through its voting interest underlying its 65% equity interest in accordance with PRC Law and the articles of association of Ruihao Rongtong. Based on the above, Ruihao Rongtong was consolidated by the Company.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

The carrying amounts and classifications of the assets and liabilities of Yuzhouyun were as follows:

	December 31,	December 31,
	2022	2023
	US$	US$
Current assets	174,470	(10,484)
Non-current assets	2,873,855	2,922,037
Total assets	3,048,325	2,911,553

Current liabilities	17,699,203	21,353,225
Non-current liabilities	10,337,995	6,847,671
Total liabilities	28,037,198	28,200,896

The financial performance and cash flows of Yuzhouyun were as follows:

	Year ended	Year ended
	December 31,	December 31,
	2022	2023
	US$	US$
Revenue	244,130	10,731
Cost of revenue	(2,534,745)	(947,551)
Net loss	(2,539,202)	(721,263)
Net cash provided by operating activities	2,671,405	3,140,065
Net cash used in investing activities	—	—
Net cash used in financing activities	(2,700,960)	(3,124,002)

As of December 31, 2022 and 2023, the current liabilities of Yuzhouyun included amounts due to subsidiaries of the Group amounting to US$14,851,499 and US$18,643,004, which were eliminated upon consolidation by the Company.

During the years ended December 31, 2022 and 2023, the revenue of Yuzhouyun included amounts that came from the Group amounting to US$nil and US$nil, which were eliminated upon consolidation by the Company.

Yuzhouyun contributed US$244,130 and US$10,731 of the Company’s consolidated revenue for the years ended December 31, 2022 and 2023, respectively.

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

The carrying amounts and classifications of the assets and liabilities of Ruizhuo Xihui were as follows:

	December 31,	December 31,
	2022	2023
	US$	US$
Current assets	2,621,527	2,566,273
Non-current assets	(10,806)	(10,626)
Total assets	2,610,721	2,555,647

Current liabilities	2,619,769	2,533,801
Total liabilities	2,619,769	2,533,801

The financial performance and cash flows of Ruizhuo Xihui were as follows:

	Year ended	Year ended
	December 31,	December 31,
	2022	2023
	US$	US$
Revenue	235,890	—
Cost of revenue	(64,034)	—
Net income	31,287	30,919
Net cash used in operating activities	(13,900)	(24)
Net cash used in investing activities	—	—
Net cash used in financing activities	—	—

As of December 31, 2022 and 2023, the current liabilities of Ruizhuo Xihui included amounts due to subsidiaries of the Group amounting to US$nil and US$nil, respectively, the current assets of Ruizhuo Xihui included amounts due from subsidiaries of the Group of US$2,511,562 and US$2,476,119, which were eliminated upon consolidation by the Company.

Ruizhuo Xihui contributed US$235,890 and US$nil of the Company’s consolidated revenue for the years ended December 31, 2022 and 2023, respectively.

(b)          Going concern

As of December 31, 2023, the Group’s short-term bank loans and other debt, and current portion of long-term bank loans and other debt amounted to US$1,329.1 million.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

As announced in the Form 6-K dated July 19, 2022, the Company did not made payments in full for its senior notes of RMB545.3 million (“defaulted senior notes”) issued on July 3 and August 6, 2020 with a maturity date on June 29, 2022. The Default also triggered cross-default of other senior notes issued by the Group. On August 18, 2023, eligible holders of the defaulted senior notes in the aggregate principal amount of US$307.36 million exchanged their notes and the Company delivered the September 2027 Senior Secured Notes in the aggregate principal amount of US$331.3 million due on September 30, 2027 and US$1.54 million in cash consideration in full satisfaction of the exchange consideration to those eligible holders. The carrying amount of senior notes still in default was US$393.0 million as at December 31, 2023.

The Group also breached certain covenants relating to bank and other borrowings of US$614.0 million as at December 31, 2023. Other than that, up to the date of approval of these consolidated financial statements, the Group continues to be in breach of certain covenants and other lenders have not demanded for immediate repayment of other bank and other borrowings.

In addition, the Group is involved in other various litigation and arbitration cases for various reasons and the contingent compensation is subject to the court verdict. The Company anticipates that the market conditions in the real estate sector remain under pressure in 2024, and therefore, in the absence of a sharp recovery in the market and the availability of various financing options, the Company remains cautious about its liquidity in the near term. The above events or conditions indicate the existence of material uncertainty which cast substantial doubt on the Group’s ability to continue as a going concern.

In view of such circumstances, the directors consider that the Group has taken various measures and will have adequate funds available to enable it to operate as a going concern, taking into account the past operating performance of the Group and the following:

(a)	The Group has been in negotiation with the noteholder to reach agreement on a further debt restructuring plan.
(b)

In 2023, the Group reached an agreement with corporate bondholders of RMB corporate bonds with carrying amount of RMB273.8 million as at December 31, 2023. Pursuant to the agreement, the repayment date of the corporate bond was extended to November 13, 2025 and January 7, 2026;

(c)Up to the date of approval of the consolidated financial statements, the Group successfully extended the maturity date of long-term loans of the aggregate principal amount of US$67.6 million to no earlier than May 2025, alleviating the pressure on liquidity within a reasonable timeframe;

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

(f)

The Group will continue to control administrative costs and contain unnecessary capital expenditures to preserve liquidity. The Group will also continue to actively assess additional measures to further reduce discretionary spending; and

(g)

The Group has been proactive in seeking ways to settle the outstanding litigations of the Group. The Group will seek to reach an amicable solution on the charges and payment terms to the claims and litigations which have not yet reached a definite outcome.

In the event forecast cash flow is not achieved or the renewal of borrowings and public senior notes does not undergo as planned, the directors of the Company have also evaluated other plans that could be undertaken to improve their liquidity position as follow:

1)	The Group could adjust their original sale plan for some residential properties and commercial buildings to an earlier stage in order to generate additional funds; and

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

(c)          Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment and finance lease, allowance for estimating the allowance for credit losses associated with accounts receivables, other receivables, contract assets, short-term investments and advances to suppliers, fair values of the purchase price allocation with respect to business combinations, progress towards the completion of the performance obligation, accounting for the share-based compensation, accounting for deferred income taxes, impairment of goodwill, impairment of real estate properties under development, real estate properties held for lease and long-term investments, provision necessary for contingent liabilities and estimating the incremental borrowing rate for operating lease liabilities. Management analyzed the forecasted cash flows for the 12 months from May 15, 2024, which indicates that the Group will have sufficient liquidity from cash flows generated by operations and existing credit facilities and therefore, there will be sufficient financial resources to settle borrowings and payables that will be due through end of May 2025. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

(d)          Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other deposits and prepayments, due from employees, due from related parties, other receivables, long-term investments, accounts payable, customer deposits, other payables and accrued liabilities, short-term bank borrowings, long-term borrowings and due to related parties. The carrying amounts of the aforementioned financial instruments, except for short-term investments for which the measurement alternative was elected, long-term investments and long-term borrowings, approximate their fair value due to the short-term maturities of these instruments. The carrying amounts of the long-term borrowings approximate their fair values because the stated interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable credit risk and maturities. Long-term investments have no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs. The Group reviews the investments for impairment whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable.

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

(f)          Cash and cash equivalents

The Group considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Group maintains bank accounts mainly in the PRC, Hong Kong and the United States. The vast majority of PRC bank balances are denominated in RMB. Hong Kong and United States bank balances are denominated in U.S. dollars.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Cash includes cash on hand and demand deposits in accounts maintained with various state-owned and private banks within the PRC, Hong Kong and the United States. Total cash in banks (excluding restricted cash) at December 31, 2023 amounted to US$129,243,923 (December 31, 2022: US$283,131,542), of which the vast majority of deposits were not covered by insurance.

(g)          Restricted cash

The Group is required to maintain certain deposits with banks that provide mortgage loans to the Group’s customers in order to purchase residential units from the Group. These balances are subject to withdrawal restrictions and totaled US$5,221,094 as of December 31, 2023 (December 31, 2022: US$8,311,763). As of December 31, 2023, the Group held US$96,356,223 (December 31, 2022: US$269,285,004) in its restricted cash accounts, representing funds received from sales proceeds that are subject to withdrawal restrictions. The Group is also required to maintain certain deposits with banks and financial institutions that provide loans to the Group. As of December 31, 2023, the Group also held US$nil in its restricted cash accounts (December 31, 2022: US$nil) as security for its short-term loans (Note 10).

As of December 31, 2023, the Group held US$nil (December 31, 2022: US$nil) in its bank accounts with withdrawal restriction for its long-term loans (Note 11).

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

For the year ended December 31, 2023, the Group recognized impairment loss of US$21,544,902 for real estate properties completed and under development (2021: US$1,347,050; 2022: US$2,932,743).

(i)          Revenue recognition

Revenue is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The Group also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenue is recognized net of business tax and value added taxes (“VAT”).

Real estate sales

Revenue arising from real estate sales is recognized when or as the control of the asset is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of the asset may transfer over time or at a point in time.

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

Contract assets

The Group pays sales commission to its real estate sales agencies for each real estate sales contract. The Group has elected to apply the optional practical expedient for costs to obtain a contract which allows the Group to immediately expense sales commissions (included under selling and distribution expenses) when the amortization period of the asset that the Group otherwise would have used is one year or less. For incremental costs of obtaining real estate sales contracts that extend beyond a one-year period, the Group has no current contract assets as not expected to realize within one year, these incremental costs of obtaining real estate sales contracts are recognized as assets if the real estate sales are collectible and amortized as the Group transfers the control of the assets to customers. The Group recognized US$9.8 million and US$4.1 million of such costs in selling and distribution expense during the years ended December 31, 2022 and 2023, respectively. As of December 31, 2022 and 2023, there was no impairment losses on contract assets.

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

The following table presents the Group’s contract balances as of December 31, 2022 and 2023:

	December 31,	December 31,
	2022	2023
Contract assets	52,515,766	34,255,318
Customer deposits (Note 14)	1,280,517,005	740,013,355

The Group has not disclosed the movement of contract assets as it is not material.

(j)           Accounts receivable and allowance for credit losses

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

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the receivables. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. Accounts receivable are written off after all collection efforts have ceased. As of December 31, 2023, there was US$6,803,575 (December 31, 2022: US$5,103,017) allowance for credit loss. The Group has not disclosed the movement of allowance for credit loss as it is not material.

(k)          Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which the Group has business relationships.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the receivables. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. As of December 31, 2023, there was US$14,245,346 (December 31, 2022: US$14,137,430) allowance for credit loss.

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

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of other deposits. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of other deposits and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. As of December 31, 2023, there was US$1,112,484 (December 31, 2022: US$1,908,929) allowance for credit loss.

(n)         Advances to suppliers

Advances to suppliers consist of balances paid to contractors and vendors for services and materials that have not been provided or received and generally relate to the development and construction of residential units in the PRC. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if it is doubtful that the services and materials can be provided. As of December 31, 2022 and 2023, there was no allowance provided.

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

(p)         Notes payable and other payables

Notes payable represents short-term bank and commercial acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the notes. The Group has utilized notes payable to settle amounts owed to suppliers and contractors. The notes payable is non-interest bearing and is normally settled within six months. Notes payable was US$87,127,684 and US$70,193,272 as of December 31, 2022 and 2023, respectively.

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

As a result of the total interest costs capitalized during the period, the interest expense for the years ended December 31, 2021, 2022 and 2023 was as follows:

	2021	2022	2023
	US$	US$	US$
Amortization of issuance cost related to long-term debt	7,641,101	9,311,710	6,722,387
Interest expense of finance leases	64,549	69,672	—
Interest on borrowings	310,767,482	237,293,974	237,307,045
Total interest costs	318,473,132	246,675,356	244,029,432
Total interest costs capitalized	(135,074,360)	(88,666,945)	(67,089,115)
Interest expense, net	183,398,772	158,008,411	176,940,317

(u)         Retirement benefits

Regulations in the PRC require the Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in the PRC, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the years ended December 31, 2021, 2022 and 2023, the Group is obligated to contribute for each employee an amount equal to 39%, 32% and 32%, respectively, of last year’s average salary determined by the Social Welfare Bureau. For the year ended December 31, 2023, the Group recorded expenses in the amount of US$10,035,173 (2021: US$20,710,982; 2022: US$14,643,127).

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

(z)          Advertising and promotion expenses

Advertising and promotion costs are expensed as incurred, or the first time the activity takes place, in accordance with ASC 720-35, Advertising Costs. For the year ended December 31, 2023, the Group recorded advertising and promotion expenses of US$6,664,465 (2021: US$40,262,333; 2022: US$19,164,227).

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

Lessee

The Group categorizes leases with contractual terms longer than 12 months as either operating or finance. Finance leases are generally those leases that transfer ownership to the Group or allow the Group to purchase assets at a nominal amount by the end of the lease term. Assets acquired under finance leases are recorded in property and equipment, net and real estate properties held for lease, net. All other leases are recorded as operating lease right-of-use (“ROU”) assets.

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

As of December 31, 2023, the Company recognized operating lease ROU assets of US$1.6 million (2022: US$5.7 million) and total lease liability of US$2.6 million (2022: US$7.1 million), including current portion of US$2.2 million (2022: US$3.8 million) for operating lease and US$nil (2022: US$nil) for finance lease.

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

(ad)        Treasury Shares

The Company accounted for shares repurchased as treasury shares at cost in accordance with ASC Subtopic 505-30, Treasury Shares. When the Company decides to retire the treasury shares, the difference between the original issuance price and the repurchase price may be allocated between additional paid-in capital and retained earnings.

On May 20, 2019, the Board of Directors unanimously authorized management to repurchase up to US$50 million of the Company’s shares from the approval date to the end of 2021. On August 28, 2023, the Board of Directors unanimously authorized management to repurchase up to 1,000,000 ADSs. As of December 31, 2023, the Company had a balance of 60,733,786 (2022: 54,977,586) treasury shares amounting to US$116,793,448 (2022: US$116,061,577).

(ae)        Senior Secured Notes

On June 29, 2020, the Company issued notes with an aggregate principal amount of RMB514.5 million (US$75 million) due on June 29, 2022 (the “June 2022 Senior Secured Notes”) at a coupon rate of 12.00% per annum payable semi-annually. Interest is payable on December 29 and June 29 of each year, commencing December 29, 2020. Given that the June 2022 Senior Secured Notes are debts in their legal form and are not a derivative in its entirety, they have been classified as other long-term debts. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the June 2022 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the June 2022 Senior Secured Notes. The June 2022 Senior Secured Notes were issued at par.

On September 17, 2020, the Company issued notes with an aggregate principal amount of US$300,000,000 due on September 17, 2023 (the “September 2023 Senior Secured Notes”) at a coupon rate of 14.50% per annum payable semi-annually. Interest is payable on March 17 and September 17 of each year, commencing March 17, 2021. Given that the September 2023 Senior Secured Notes are debts in their legal form and are not a derivative in its entirety, they have been classified as other long-term debts. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the September 2023 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the September 2023 Senior Secured Notes. The September 2023 Senior Secured Notes were issued at par.

On January 25, 2021, the Company issued a collective aggregate principal amount of US$270 million due on January 15, 2024 (the “January 2024 Senior Secured Notes”) at a coupon rate of 14.0% per annum payable semi-annually. Interest will be payable on July 25 and January 25 of each year, commencing July 25, 2021. Given that the January 2024 Senior Secured Notes are debt in their legal form and are not a derivative in its entirety, they have been classified as other long-term debts. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the January 2024 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the January 2024 Senior Secured Notes. The January 2024 Senior Secured Notes were issued at par.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

On October 15, 2021, eligible holders of the certain notes issued by the Company in 2019 in the aggregate principal amount of US$207.68 million exchanged their notes and the Company delivered the October 2023 Senior Secured Notes in the aggregate principal amount of US$205.4 million due on October 15, 2023 and US$19.1 million in cash consideration in full satisfaction of the exchange consideration to those eligible holders. The October 2023 Senior Secured Notes bear interest at 14.2% per annum payable semi-annually. Interest will be payable on April 15 and October 15 of each year, commencing April 15, 2022. Given that the October 2023 Senior Secured Notes are debt in their legal form and are not a derivative in its entirety, they have been classified as other long-term debts. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the October 2023 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the October 2023 Senior Secured Notes. The October 2023 Senior Secured Notes were issued at par.

On August 18, 2023, eligible holders of the September 2023 Senior Secured Notes, the October 2023 Senior Secured Notes and the January 2024 Senior Secured Notes in the aggregate principal amount of US$307,363,500 exchanged their notes for, and we delivered, the September 2027 Senior Secured Notes, in the aggregate principal amount of US$331,303,941 due on September 30, 2027 and US$1,536,863 in cash consideration in full satisfaction of the exchange consideration to those eligible holders. The September 2027 Senior Secured Notes bear interest at 3% per annum payable semi-annually in the form of cash and/or payment-in-kind subject to our election. Interest will be payable on March 30 and September 30 of each year, commencing September 30, 2023. The September 2027 Senior Secured Notes have a five-year term maturing on September 30, 2027. As of December 31, 2023, we had a total principal amount of US$337.93 million of the September 2027 Senior Secured Notes outstanding. Given that the September 2027 Senior Secured Notes are debt in their legal form and are not a derivative in its entirety, they have been classified as other long-term debts. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the September 2027 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the September 2027 Senior Secured Notes. The September 2027 Senior Secured Notes were issued at par.

(af)        Onshore corporate bonds

During the periods presented, Xinyuan China issued a series of onshore corporate bonds. Given that each onshore corporate bond individually is a debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from these onshore corporate bonds under the requirements of ASC 815. The onshore corporate bonds were issued at par.

(ag)        Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments.

Equity investments that have readily determinable fair values are measured at fair value with changes recognized in gain(loss) on short-term investments in the consolidated statements of comprehensive income. Equity investments without readily determinable fair values and for which the Company does not have the ability to exercise significant influence are accounted for at cost with adjustments for observable changes in prices or impairments.

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

The excess of the fair value of purchase consideration over the fair values of identifiable assets acquired and liabilities assumed is recorded as goodwill. The Group reviews goodwill for impairment at least annually or more frequently if events or changes in circumstances would more likely than not reduce the fair value of its single reporting unit below its carrying value. Impairment losses on goodwill of US$nil (2022: US$1,481,006) and impairment loss on intangible assets of US$nil (2022: US$nil) were recognized for the year ended December 31, 2023.

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

(aj)         Effect of change in estimate

Revisions in estimated gross profit margins related to estimated costs and revenues are made in the period in which circumstances requiring the revisions become known. During the year ended December 31, 2023, real estate development projects (Zhengzhou International New City III B, Beijing Tongzhou Liyuan, Xi’an Xinyuan Royal Palace, Lingshan Bay Dragon Seal), which recognized gross profit in 2022, had changes in their estimated gross profit margins. As these projects moved closer to completion during 2023, the Company adjusted its prior estimates related to selling prices and development costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share increased by US$104.8 million (2021: decreased by US$265.3 million, 2022: decreased by US$55.3 million,), US$78.6 million (2021: decreased by US$199.0 million, 2022: decreased by US$41.5 million), US$0.74 per share (2021: decreased by US$1.85 per share, 2022: decreased US$0.38 per share), and US$0.74 per share (2021: decreased by US$1.85 per share, 2022: decreased by US$0.38 per share), respectively, for the year ended December 31, 2023.

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

The Company also has a policy of using authorized shares in the existing pool to satisfy any future exercise of share options and shares repurchased held by a third-party trustee to satisfy the RSUs granted under the Company’s 2014 Restricted Stock Unit Plan.

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

(am)       Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, ASU 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Targeted Transition Relief. In November 2019, the FASB issued ASU 2019-10, which extends the effective date for the adoption of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11 to clarify its new credit impairment guidance in ASU 326. Accordingly, for public entities that are not smaller reporting entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this guidance on January 1, 2023 and the adoption of this ASU did not have a material impact on its consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years and interim periods within those fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures were adopted on a retrospective basis and the new disclosures were adopted on a prospective basis. The Company adopted this guidance on date of initial adoption and the adoption of this ASU did not have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. The Company adopted this guidance on January 1, 2021 and the adoption of this ASU did not have a material impact on its consolidated financial statements.

3.         Short-term investments

The short-term investments represent investments in REITs, which are publicly traded on the Hong Kong Stock Exchange, marketable equity securities, and investment in private equity funds, which are expected to be realized in cash during the next 12 months.

The following summarizes the short-term investments measured at fair value at December 31, 2022 and 2023:

	December 31, 2022
	US$
	Fair		Unrealized
	value	Cost	loss in profit and loss
Level 1
Equity securities with readily determinable fair value	11,049,675	13,793,189	(2,743,514)
Investment product with readily determinable fair value	943,254	3,099,771	(2,156,517)
Total	11,992,929	16,892,960	(4,900,031)

	December 31, 2023
	US$
	Fair		Unrealized
	value	Cost	loss in profit and loss
Level 1
Equity securities with readily determinable fair value	3,996,130	6,119,697	(2,123,567)
Investment product with readily determinable fair value	1,426,134	1,411,891	14,243
Total	5,422,264	7,531,588	(2,109,324)

During the year ended December 31, 2023, US$5,516,773 (2022: US$66,775,423) net realized loss and US$2,109,324 (2022: US$4,900,031) unrealized loss are included in earnings.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

4.         Other receivables

As of December 31, 2022 and 2023, other receivables consisted of the followings:

	December 31,	December 31,
	2022	2023
	US$	US$
Henan Derun Real Estate Co. Ltd (“Henan Derun”)	142,448,841	140,261,069
Zhengzhou Yongzhi Jianxin Meiyu Private Equity Fund (“Zhengzhou Yongzhi”)	22,973,322	22,590,255
Due from contractors	17,253,823	23,571,115
Due from Zijin Royal Palace	45,163,449	44,025,880
Others	155,673,690	148,207,979
Total	383,513,125	378,656,298

In December 2019, the Group agreed to provide Henan Derun financing using the prepayment and charge interest of 18% per annum commencing from the date of prepayment made to Henan Derun. In March 2020, the Group entered into an agreement with Henan Derun, pursuant to which the above receivables shall be settled by Henan Derun’s transfer of certain parcels of land properties to a project company 80% owned by the Group and the Group will assume the bank loans of Henan Derun aggregating to US$77.1 million, which were pledged by such land properties. The Group evaluated the potential impairment and concluded that no impairment allowance is required because the estimated future undiscounted cash flow of the relevant land properties attributed to the Group exceeded the total amount of the above receivables and bank loans assumed by the Group. As of December 31, 2023, the prepayment was recorded as other receivables aggregating to US$140.3 million (2022: US$142.4 million).

In July 2020, the Company transferred Zhengzhou Modern City Shopping Mall originally held by the Company to a new subsidiary (the “Project Company”). The shopping mall was accounted for as property held for lease. In September 2020, the Company entered into a share purchase agreement with Zhengzhou Yongzhi to transfer its 98% equity interest in the Project Company for a consideration of US$122,607,243. As of December 31, 2021, Zhengzhou Yongzhi had paid US$98,085,794 to the Company and the change of business registration of the Project Company had been completed. According to the agreement, the remaining consideration of US$22,590,255 should be paid before September 27, 2021. The balance is now overdue. The directors of the Company are of the view that no credit loss is required for the balance because the underground property right has not been transferred to the new Project Company, and the fair value of the underground property as appraised by an external valuer exceeded the outstanding balance receivable from Zhengzhou Yongzhi.

5.         Real estate properties development completed and under development

The following summarizes the components of real estate properties development completed and under development at December 31, 2022 and 2023:

	December 31,	December 31,
	2022	2023
	US$	US$
Real estate properties development completed	830,840,167	854,076,531
Real estate properties under development	2,446,216,486	2,453,888,438
Total real estate properties development completed and under development	3,277,056,653	3,307,964,969

As of December 31, 2023, land use rights included in the real estate properties under development totaled US$1,589,737,091 (2022: US$1,729,523,333).

As of December 31, 2023, land use rights with an aggregate net book value of US$398,837,052 (2022: US$424,482,379) was pledged as collateral for certain bank loans and other debts.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

6.         Real estate properties held for lease, net

The Group leases its owned buildings to various third parties, including elementary schools, basement parking, kindergartens, parking facilities, clubhouses as well as a shopping mall. These leases are non-cancelable operating leases with remaining lease periods that vary from 25 days to 20 years. The leases may include minimum base rents with escalated contingent rent clauses.

	December 31,	December 31,
	2022	2023
	US$	US$
Elementary schools	3,062,464	3,011,399
Basement parking	6,899,693	6,458,198
Kindergartens	4,174,550	4,104,942
Parking facilities	74,803,844	55,336,381
Clubhouses	7,698,981	7,570,605
Shopping mall	258,828,780	267,753,895
Residential properties	73,295,345	49,585,754
Total costs	428,763,657	393,821,174
Accumulated depreciation	(55,295,790)	(71,269,173)
Real estate properties held for lease, net	373,467,867	322,552,001

The Group has shopping mall equipment with gross amounts of US$ nil acquired under finance lease as of December 31, 2022 and 2023.

Depreciation expense for real estate properties held for lease for the year ended December 31, 2023 amounted to US$11,227,812 (2022: US$7,709,696).

As of December 31, 2023, US$278,724,872 of real estate properties held for lease was pledged as collateral for certain bank loans and other debts (2022: US$137,103,470).

As of December 31, 2023, minimum future rental income on non-cancellable leases (none of which contains any contingent rental clauses), in the aggregate and for each of the five succeeding fiscal years and thereafter, is as follows:

Year	Amount
US$
2024	19,800,349
2025	18,814,705
2026	16,486,897
2027	14,573,904
2028 and thereafter	117,928,803
Total	187,604,658

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

7.         Property and equipment, net

Property and equipment consisted of the following:

	December 31,	December 31,
	2022	2023
	US$	US$
Corporate aircraft	36,948,606	36,332,509
Vehicles	4,235,388	4,164,765
Furniture and fixtures	8,958,370	8,690,083
Office buildings	17,708,077	17,412,804
Total	67,850,441	66,600,161
Accumulated depreciation	(39,019,330)	(41,056,802)
Property and equipment, net	28,831,111	25,543,359

On October 23, 2012, the Group acquired a corporate aircraft owned by Minsheng Financial Leasing Co. Ltd. (“Minsheng”) under a finance lease. The lease has an eight-year term and expires on September 15, 2021 with 32 quarterly lease payments of US$1,426,000. A deposit in the amount of US$6.7 million may be used as full and final payment to Minsheng to purchase the corporate aircraft. On June 15, 2020, the Group terminated the previous agreement and signed a new leaseback agreement with Minsheng. The leaseback has a three-year term and expired on July 14, 2023 with 12 quarterly lease payment of US$1,105,274. In 2023, the Group terminated the previous leaseback agreement with Minsheng and signed a new leaseback agreement with Tianjin Huaxin Funian Leasing Co., Ltd.

Depreciation expense for property and equipment for the year ended December 31, 2023 amounted to US$2,037,472 (2021: US$4,839,442; 2022: US$3,787,564).

Accumulated depreciation for property and equipment as of December 31, 2023 amounted to US$41,056,802 (2021: US$39,853,550; 2022: US$39,019,330).

8.         Long-term investments

As of December 31, 2022 and 2023, the long-term investments consisted of the following:

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

			December 31,
	Initial Cost	Ownership	2023
	US$		US$
Nonmarketable equity securities
Zhengzhou Lianhe Real Estate Co., Ltd.	241,648	1.85%	282,378
Zhengzhou Taike Real Estate Co., Ltd.	738,073	3.75%	—
Equity method investees
Qingdao Huiju Zhihui City Industrial Development Co., Ltd.	523,459,957	49%	—
Madison Developments Limited.	19,095,969	50%	—
Wuhu Penghong Investment Center (Limited Partnership)	61,998,960	n/a	14,095,331
Suzhou Rongjingchen Real Estate Co., Ltd	42,041,464	24%	21,867,621
Others	68,076,387	n/a	37,542,413
Total			73,787,743

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

In 2022, the enforcement status of the above award/judgements was that, (i) the change of equity registration formalities to had been completed by Beijing Huiju within the prescribed period provided by the CIETAC; (ii) Qingdao Huiju had received the refund of US$98.7 million transferred by Beijing Huiju; and (3) Qingdao Huiju had collected the returned business license and official seals of Qingdao Huiju. Therefore, Qingdao Huiju has been consolidated in the Group’s financial statements since the year of 2022.

On September 4, 2017, the Company, with two non-affiliated companies, established a limited partnership, Wuhu Penghong Investment Center (Limited Partnership) (“Wuhu Penghong”), in which the Company and the other two partners invested US$30.6 million, US$91.8 million and US$3.1 million in cash, respectively, to invest in a real estate project. The other two partners hold substantive participating rights whereas the Company only exercises significant influence, and therefore, accounted for its investment in Wuhu Penghong under the equity method. In 2021, the Company further invested US$31.4 million to Wuhu Penghong.

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

As of December 31, 2023, the Group’s investment in the investees in the aggregate exceeded its proportionate share of the net assets of the equity method investees by nil (2022: nil). This difference, if any, represents equity method goodwill and therefore, is not amortized. For the year ended December 31, 2023, the Group recognized its share of loss from its equity method investments of US$17,914,070 (2021: loss of US$23,345,765; 2022: loss of US$26,166,538). As of December 31, 2022 and 2023, there was no material impairment related to these investments.

Summarized combined financial information of the equity method investees is as follows:

December 31,
2023
US$
(in thousands)
Current assets	438,421
Non-current assets	52,132
Current liabilities	94,627
Non-current liabilities	281,668
Non-controlling interest	—
Gross revenue	199,758
Gross profit	19,472
Loss from continuing operations	(14,114)
Net loss	(12,019)
Net loss attributable to the Company	(17,914)

The above summarized financial information represents the operating performance and financial position of the investees since they became equity method investees of the Group.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

9.         Short-term bank loans and other debt

Short-term bank loans and other debt represent amounts due to various banks and financial institutions that are due on the dates indicated below. Short-term bank loans and other debt at December 31, 2022 and 2023 consisted of the following:

	December 31,	December 31,
	2022	2023
	US$	US$
Loan from Hua Xia Bank Co., Ltd.
Due March 21, 2023 at 7.00% per annum	4,020,331	3,953,295
Due March 21, 2023 at 7.00% per annum	11,486,661	—
Due March 30, 2023 at 8.00% per annum	5,743,331	—

Loan from Everbright Bank
Due October 19, 2022 at 7.83% per annum	4,278,781	4,207,435

Loan from Henan Zhongyuan Microfinance Co., Ltd
Due July 13, 2023, at 11.00% per annum	4,235,706	4,165,078

Loan from Beijing Dingcheng Pawnshop Co., Ltd
Due September 9, 2022 at 18.00% per annum	1,579,416	1,553,080

Loan from Bank of Zhengzhou
Due March 28, 2023, at 4.75% per annum	50,254,143	49,416,183

Total short-term bank loans and other debt	81,598,369	63,295,071

As of December 31, 2023, US$63,295,071 of the Group’s short-term bank loans and other debt were denominated in RMB and were mainly secured by the Group’s real estate properties development completed with net book value of US$73,101,911 (2022: US$74,341,513), land use right of US$17,349,132 (2022: US$17,643,325), real estate properties held for lease with net book value of US$17,225,070 (2022: US$17,517,158), and property and equipment with net book value of US$8,469,069 (2022: US$8,612,681). As of December 31, 2023, no short-term bank loans and other debt was denominated in U.S. dollar. As of December 31, 2022, no short-term bank loans and other debt was denominated in U.S. dollar.

The weighted average interest rate on short-term bank loans and other debt as of December 31, 2023 was 5.80% (2022: 7.26%).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

10.         Long-term bank loans

Long-term bank loans as of December 31, 2022 and 2023 analyzed by final installment maturity dates consisted of the following:

	December 31,	December 31,
	2022	2023
	US$	US$
Loan from ICBC
Due December 22, 2023, at 4.75% per annum	11,927,462	—
Due December 22, 2023, at 4.75% per annum	5,921,257	—
Due December 22, 2023, at 4.75% per annum	5,911,323	—
	23,760,042	—

Loan from Bank of China
Due March 19, 2023 at 7.2375% per annum	14,358,326	14,118,909
Due October 31, 2022 at 4.75% per annum	6,446,889	6,339,390
	20,805,215	20,458,300

Loan from Ping An Bank Co., Ltd.
Due March 18, 2022, at 6.1575% per annum	18,522,241	18,213,393
	18,522,241	18,213,393

Loan from Bank of Minsheng
Due May 30, 2031 at 4.40% per annum	49,249,060	46,451,212
Due September 15, 2025 at 5.8% per annum (Due March 30, 2023 at 7.6% per annum before loan extension)	186,902,335	178,553,802
Due July 7, 2026 at 4.40% per annum (Due January 14, 2024 at 6.65% per annum before loan extension)	31,763,490	31,140,345
	267,914,884	256,145,359

Loan from Bank of Huaxia Co., Ltd
Due May 26, 2025 at 6.50% per annum (Due March 21, 2023 at 7.00% per annum before loan extension)	—	11,293,716
Due June 29, 2025 at 7.00% per annum (Due March 30, 2023 at 8.00% per annum before loan extension)	—	5,632,033
	—	16,925,749

Loan from Bank of Zhengzhou Co., Ltd
Due March 25, 2023, at 4.75% per annum	51,546,392	50,686,885
Due August 11, 2023 at 4.75% per annum	107,687,448	105,891,821
	159,233,840	156,578,706

Loan from Xiamen International Bank Co., Ltd
Due November 16, 2024, at 6.80% per annum (Due January 6, 2023, at 6.80% per annum before loan extension)	7,179,163	6,847,671
Due May 7, 2023, at 7.3% per annum	3,158,832	—
	10,337,995	6,847,671

Loan from Bank of Guangzhou Co., Ltd
Due September 3, 2024, at 9.00% per annum	89,999,679	87,889,366

Total	590,573,895	563,058,544
Less: current portion of long-term bank loans	(443,970,822)	(410,969,547)
Total long-term bank loans	146,603,073	152,088,997

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

As of December 31, 2023, the contractual maturities of these loans are as follows:

Year	Amount
US$
2024	410,969,547
2025	98,711,369
2026	23,727,918
2027	5,788,753
2028 and thereafter	23,860,957
Less: current portion of long-term bank loans	(410,969,547)
Total: long-term bank loans	152,088,997

As of December 31, 2023, US$563,058,544 of the Group’s long-term bank loans were denominated in RMB and were mainly secured by the Group’s real estate properties under development with net book value of US$235,545,667 (2022: US$223,105,450), land use rights with net book value of US$249,556,186 (2022: US$261,499,802), the Group’s real estate properties held for lease with net book value of US$115,419,606 (2022: US$119,586,312), and the property and equipment with net book value of US$8,996,093 (2022: US$9,148,641). As of December 31, 2023, no long-term bank loans were denominated in U.S. dollar. As of December 31, 2022, no long-term bank loans were denominated in U.S. dollar. The interest rates of these bank loans are adjustable based on the range of 93% to 189% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of December 31, 2023 was 6.06% (2022: 7.46%).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

11.         Other long-term debt

As of December 31, 2022 and 2023, other long-term debt analyzed by final installment maturity dates consisted of the following:

	December 31,	December 31,
	2022	2023
	US$	US$
Senior notes
June 2022 Senior notes due on June 29, 2022 at 12.00% per annum	79,646,560	72,641,789
September 2023 Senior notes due on September 17, 2023 at 14.50% per annum	249,723,695	150,030,000
October 2023 notes due on October 15, 2023 at 14.20% per annum	131,475,779	17,118,420
January 2024 notes due on January 25, 2024 at 14.00% per annum	260,540,750	153,182,000
September 2027 Senior notes due on September 30, 2027 at 3% per annum	—	232,091,202

Corporate bonds
Due November 13, 2025 at 8.35% per annum	25,257,603	24,836,447
Due January 7, 2026 at 8.35% per annum	14,049,622	13,815,353

Loan from Ping An Trust Co., Ltd
Due May 31. 2023 at 12.80% per annum	20,898,544	—

Loan from China Huarong Asset Management Co., Ltd
Due April 20, 2026 at 12.50% per annum (Due April 20, 2024 at 12.00% per annum before debt extension)	32,880,567	32,332,303
Due November 27, 2023 at 12.50% per annum	19,093,702	18,775,326

Loan from Chang An International Trust Co., Ltd
Due September 15, 2026 at 4.75% per annum (Due December 24, 2023 at 9.00% per annum before debt extension)	155,069,925	134,850,420

Loan from Min Sheng Finance Lease Co., Ltd
Due June 19, 2023 at 6.52% per annum	4,842,975	—

Loan from Tianjin Huaxin Funian Leasing Co., Ltd
Due April 6, 2025 at 8.90% per annum	—	8,034,949

Loan from Daye Trust Co., Ltd
Due August 31, 2022 at 11.50% per annum	86,149,958	84,713,457
Due October 16, 2022 at 14.50% per annum	28,716,653	28,237,819

Loan from Hubei Tian Qian Asset Management Co., Ltd
Due November 15, 2023 at 12.00% per annum	22,973,322	12,707,019

Loan from Qingdao Xifa Commercial Factoring Co., Ltd
Due June 20,2024 at 9.00% per annum (Due June 20,2023 at 9.00% per annum before debt extension)	43,074,979	44,011,465

Loan from Qingdao Haifa Finance Leasing Co., Ltd
Due January 26,2025 at 13.00% per annum (Due January 24,2024 at 9.00% per annum before debt extension)	1,952,732	1,073,037

Loan from Qingdao West Coast Small Loan Co., Ltd
Due January 26,2025 at 13.00% per annum (Due January 24,2024 at 13.00% per annum before debt extension)	4,307,498	4,235,673

Loan from Qingdao Rongfu Huijin Asset Management Co., Ltd
Due May 20,2024 at 9.00% per annum	35,895,816	35,297,274

Loan from Zhengzhou Jinshui Construction Comprehensive Development General Company
Due February 5,2026 at 2.80% to 3.00% per annum	7,753,496	15,389,611

Loan from China Development Bank Henan Branch
Due February 7,2026 at 2.80% to 3.00% per annum	85,575,625	101,839,225

Loan from Dalian Lvshunkou District State-owned Capital Investment and Operation Group Co., Ltd
Due August 31,2025 at 2.80% to 3.20% per annum	143,583	10,045,890

Loan from Ares Management
Due January 21, 2024 at Mortgage: 6.5%+Term SOFR, Mezz: 18.7%+Term SOFR per annum	82,144,392	76,685,804

Loan from Kriss Capital LLC
Due April 4, 2024 at 7.25%+Term SOFR per annum (Due April 4, 2023 at 7.25%+Term SOFR per annum before debt extension)	36,137,739	19,085,161

Loan from Mezzanine Loan
Due April 4, 2024 at 9.5%+Term SOFR per annum (Due October 4, 2023 at 9.5%+Term SOFR per annum before debt extension)	5,500,000	5,500,000

Loan from Mezzanine Loan
Due April 4, 2024 at 9.5%+Term SOFR per annum (Due October 4, 2023 at 9.5%+Term SOFR per annum before debt extension)	34,425,000	34,425,000

Total principal of other long-term debt	1,468,230,517	1,330,848,464
Less: current portion of other long-term debt	(1,209,149,107)	(854,814,983)
Total other long-term debt	259,081,410	476,033,481

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

The June 2022, September 2023, October 2023 and January 2024 Senior Secured Notes are senior secured pari passu obligations of the Company.

As of December 31, 2023, the contractual maturities of these debts are as follows:

Year	Amount
US$
2024	854,814,983
2025	146,288,126
2026	97,654,153
2027	232,091,202
2028 and thereafter	—
Less: current portion of other long-term debt	(854,814,983)
Total: Other long-term debt	476,033,481

The Company did not made payments in full for June 2022 Senior Secured Notes of RMB545.3 million at maturity on June 29, 2022. The default in repayment triggered the default term of other senior notes. The carrying amount of senior notes still in default was US$393.0 million as at December 31, 2023.

As of December 31, 2023, US$802,180,290 of the Group’s other long-term debt was denominated in RMB and mainly secured by the Group’s real estate properties under development with net book value of US$340,187,890 (2022: US$336,107,945), land use rights with net book value of US$131,931,734 (2022: US$145,339,253), real estate properties held for lease with net book value of US$107,905,636 (2022: US$107,905,636), real estate properties development completed with net book value of US$63,709,985 (2022: US$54,777,898), and property and equipment with net book value of US$11,403,753 (2022: US$14,060,566). As of December 31, 2023, US$528,668,174 of the Group’s other long-term debt, mainly consisted of the Senior Secured Notes, was denominated in U.S. dollar.

June 2022 Senior Secured Notes

On July 3, 2020 and August 6, 2020, the Company issued an aggregate principal amount of RMB514.5 million (US$75 million) of the June 2022 Senior Secured Notes. The June 2022 Senior Secured Notes bear interest at 12.00% per annum payable semi-annually. Interest will be payable on December 29 and June 29 of each year, commencing December 29, 2020. The June 2022 Senior Secured Notes have a two-year term maturing on June 29, 2022.

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

The effective interest rate of September 2023 Senior Secured Notes is 15.69%.

The September 2023 Senior Secured Notes were issued pursuant to an indenture, dated September 17, 2020, between the Company, the Subsidiary Guarantors and Citicorp International Limited, as trustee and collateral agent (the “September 2023 Indenture”). The Company’s obligations under the September 2023 Indenture and the September 2023 Senior Secured Notes have been guaranteed by the Subsidiary Guarantors and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the September 2023 Indenture. The Company’s obligations under the September 2023 Indenture and the September 2023 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd.

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

The effective interest rate of January 2024 Senior Secured Notes is 14.49%.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

The January 2024 Senior Secured Notes were issued pursuant to an indenture, dated January 25, 2021, between the Company, the Subsidiary Guarantors and Citicorp International Limited, as trustee and collateral agent (the “January 2024 Indenture”). The Company’s obligations under the January 2024 Indenture and the January 2024 Senior Secured Notes have been guaranteed by the Subsidiary Guarantors and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the January 2024 Indenture. The Company’s obligations under the January 2024 Indenture and the January 2024 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd.

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

From January 1, 2021 to December 31, 2021, the Company redeemed the January 2024 Senior Secured Notes for a total principal amount of US$5.5 million.

From January 1, 2022 to December 31, 2022, the Company redeemed the January 2024 Senior Secured Notes for a total principal amount of US$4.82 million.

In March 2023, the Company redeemed the January 2024 Senior Secured Notes for a total principal amount of US$3.9 million.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

October 2023 Senior Secured Notes

On October 15, 2021, eligible holders of certain notes issued by the Company in 2019 in the aggregate principal amount of US$207.68 million exchanged their notes and the Company delivered the October 2023 Senior Secured Notes in the aggregate principal amount of US$205.4 million due on October 15, 2023 and US$19.1 million in cash consideration in full satisfaction of the exchange consideration to those eligible holders. The October 2023 Senior Secured Notes bear interest at 14.2% per annum payable semi-annually. Interest will be payable on April 15 and October 15 of each year, commencing April 15, 2022. The October 2023 Senior Secured Notes have a two-year term maturing on October 15, 2023.

The effective interest rate of October 2023 Senior Secured Notes is 16.65%.

The October 2023 Senior Secured Notes were issued pursuant to an indenture, dated October 15, 2021, between the Company, the Subsidiary Guarantors and Citicorp International Limited, as trustee and collateral agent (the “October 2023 Indenture”). The Company’s obligations under the October 2023 Indenture and the October 2023 Senior Secured Notes have been guaranteed by the Subsidiary Guarantors and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the October 2023 Indenture. The Company’s obligations under the October 2023 Indenture and the October 2023 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd.

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

The October 2023 Indenture contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the October 2023 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the October 2023 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the October 2023 Indenture) of 2.0 to 1.0.

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

From January 1, 2022 to December 31, 2022, the Company redeemed the October 2023 Senior Secured Notes for a total principal amount of US$2.5 million.

September 2027 Senior Secured Notes

On August 18, 2023, eligible holders of the September 2023 Senior Secured Notes, the October 2023 Senior Secured Notes and the January 2024 Senior Secured Notes in the aggregate principal amount of US$307.36 million exchanged their notes and the Company delivered the September 2027 Senior Secured Notes in the aggregate principal amount of US$331.30 million due on September 30, 2027 and US$1.54 million in cash consideration in full satisfaction of the exchange consideration to those eligible holders. The September 2027 Senior Secured Notes bear interest at 3% per annum payable semi-annually in the form of cash and/or payment-in-kind subject to the election of the Company. Interest will be payable on March 30 and September 30 of each year, commencing September 30, 2023. The September 2027 Senior Secured Notes have a five-year term maturing on September 30, 2027.

The September 2027 Senior Secured Notes were issued pursuant to an indenture, dated August 18, 2023, between the Company, the Subsidiary Guarantors and Citicorp International Limited, as trustee and collateral agent (the “September 2027 Indenture”). The Company’s obligations under the September 2027 Indenture and the September 2027 Senior Secured Notes have been guaranteed by the Subsidiary Guarantors and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the September 2027 Indenture. The Company’s obligations under the September 2027 Indenture and the September 2027 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd.

At any time prior to September 30, 2027, the Company may at its option redeem the September 2027 Senior Secured Notes, in whole or in part, at a redemption price equal to or no less than 100.0% of the principal amount of the September 2027 Senior Secured Notes plus the accrued and unpaid interest, if any, to (but not including) the redemption date.

Unless previously redeemed in full prior to each Mandatory Redemption Date (as defined below), the September 2027 Senior Secured Notes shall be redeemed by the Company in accordance with the redemption schedule described below, at the redemption price of 100% of the outstanding principal amount of the September 2027 Senior Secured Notes to be redeemed, plus accrued and unpaid interest on such September 2027 Senior Secured Notes up to but excluding the relevant Mandatory Redemption Date:

Mandatory Redemption Date	Required Redemption Portion
September 30, 2025	5% of the then aggregate outstanding principal amount of the September 2027 Senior Secured Notes
September 30, 2026	5% of the then aggregate outstanding principal amount of the September 2027 Senior Secured Notes

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the September 2027 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the September 2027 Senior Secured Notes.

The September 2027 Indenture, contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the September 2027 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the September 2027 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the September 2027 Indenture) of 2.0 to 1.0.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

From January 1, 2023 to December 31, 2023, the Company redeemed the September 2027 Senior Secured Notes for a total principal amount of US$3,450.0 million.

Onshore Corporate Bonds

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

From January 1, 2022 to December 31, 2023, the Company did not made redemption for the 2020 Tranche.

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

From January 1, 2022 to December 31, 2023, the Company did not make redemption for the 2021 Tranche.

The net gain on debt extinguishment arose from debts restructuring which resulted in extinguishment accounting amounting to U$nil, U$9,620,914 and U$169,932,886 for 2021, 2022 and 2023 respectively.

Gain on modification of debt amounting to U$26,372,965 in financial year 2023 arose from modification of debt terms.

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

The Group has operating leases for office and dormitories in the United States and China. The leases have remaining lease terms of up to two years.

Leases recorded on the consolidated balance sheets are summarized as follows:

	December 31,	December 31,
	2022	2023
	US$	US$
Lease Assets
Finance lease assets
Property and equipment, net	—	—
Real estate properties held for lease, net	—	—
Total	—	—
Operating lease ROU assets	5,707,986	1,615,626

Lease Liabilities
Current
Current portion of finance lease	—	—
Current portion of operating lease	3,780,853	2,228,329
Total	3,780,853	2,228,329
Non-current
Finance lease, net of current portion	—	—
Operating lease, net of current portion	3,310,116	338,252
Total	3,310,116	338,252

The components of lease expenses recognized are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2022	2023
	US$	US$
Operating lease cost:
Operating lease cost	3,497,729	2,528,841
Short-term lease cost	710,161	508,273
Finance lease cost:
Amortization of finance lease assets	—	—
Interest on the lease liabilities	69,672	—

Total lease cost	4,277,562	3,037,114

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Supplemental cash flow information related to leases was as follows:

	Year ended	Year ended
	December 31,	December 31,
	2022	2023
	US$	US$
Operating cash flows for operating leases	3,996,599	1,996,744
Operating cash flows for finance leases	—	—
Financing cash flows for finance leases	5,207,694	—

Maturities of lease liabilities are as follows:

	December 31,
	2023
	Finance Leases	Operating Leases
	US$	US$
Year ending December 31, 2024	—	2,106,680
Year ending December 31, 2025	—	509,924
Year ending December 31, 2026	—	267,157
Year ending December 31, 2027	—	65,876
Total lease payments	—	2,949,638
Less: imputed interest	—	(145,230)
Present value of lease liabilities	—	2,804,408

Other supplemental information related to lease terms and discount rates are summarized below:

	December 31,	December 31,
	2022	2023
Weighted-average remaining lease term (years)
Operating leases	2.03	1.79
Finance leases	—	—
Weighted-average discount rate
Operating leases	7.42%	6.48%
Finance leases	—%	—

13.         Customer deposits

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

	December 31,	December 31,
	2022	2023
	US$	US$
Advances for real estate properties	1,866,575,083	1,279,142,157
Add: increase in revenue recognized in excess of amounts received from customers	—	—
Less: recognized as progress billings	(586,058,078)	(539,128,802)
Customer deposits (Note 2(i))	1,280,517,005	740,013,355

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

The Company’s U.S. subsidiaries are subject to income tax at the statutory rate of 21% in accordance with US corporate income tax laws and regulations. Dividends and interests paid by US enterprises to non-U.S. tax resident enterprises are subject to US withholding tax of 30%.

Income before income tax expense consisted of:

	Year ended December 31,
	2021	2022	2023
	US$	US$	US$
PRC	(274,761,993)	(33,822,942)	43,313,793
Non-PRC	(145,780,649)	(215,618,321)	42,493,369
Total	(420,542,642)	(249,441,263)	85,807,162

Income tax expense for the years ended December 31, 2021, 2022 and 2023 is summarized as follows:

	Year ended December 31,
	2021	2022	2023
	US$	US$	US$
Current:
CIT tax (benefit)/expense	15,227,110	42,948,974	75,387,486
LAT expense	39,101,310	26,862,350	70,422,049
Deferred tax expense/(benefit)	(61,608,948)	(60,569,862)	(90,534,084)
Income tax expense/(benefit)	(7,280,528)	9,241,462	55,275,451

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

The Group’s income tax expense differs from the tax expense computed by applying PRC statutory CIT rate of 25% for the years ended December 31, 2021, 2022 and 2023 as follows:

	Year ended December 31,
	2021	2022	2023
	US$	US$	US$
CIT at rate of 25%	(105,135,661)	(62,360,316)	21,451,790
Tax effect of non-taxable income	(3,729,808)	(20,815,682)	(7,508,336)
Tax effect of non-deductible expenses	55,981,806	8,849,339	(3,025,167)
Unrecognized tax benefits	—	—	(12,673,506)
LAT expense	39,101,310	26,862,350	70,422,049
CIT benefit of LAT	(9,775,327)	(6,715,587)	(17,605,512)
Changes in valuation allowance	13,925,825	31,860,999	24,493,566
International rate differences	14,983,887	42,918,080	(18,620,948)
Dividend and interest withholding taxes	(17,148,376)	889,259	(321,096)
Adjustment of estimated income tax accruals	3,085,497	(8,220,977)	(1,315,644)
Others	1,430,320	(4,026,003)	(21,745)
Income tax expense/(benefit)	(7,280,528)	9,241,462	55,275,451

(b)          Unrecognized tax benefit

The following table summarizes the activities related to the Group’s unrecognized tax benefits:

	2021	2022	2023
	US$	US$	US$
Balance at January 1	101,198,970	130,560,908	135,562,075
Additions for tax positions of current year	29,025,853	6,295,454	23,209,764
Reclassification from prior year tax payable	—	—	—
Reductions for tax positions of prior years	—	—	(42,880,080)
Movement in current year due to foreign exchange rate fluctuation	336,085	(1,294,287)	(12,844,072)
Balance at December 31	130,560,908	135,562,075	103,047,687

The movement in the liability for unrecognized tax benefits in 2021 included an amount of US$25,287,932 and related late payment interest of US$3,128,988, which were due to deemed interest income from subsidiaries of the Company during the year, related late payment interests of US$608,933, which were due to an uncertain tax position in respect of an investment loss deduction claimed in the 2018 tax return filed in 2019.

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

The movement in the liability for unrecognized tax benefits in 2023 included an amount of US$23,939,130 and related late payment interest of US$996,540, which were due to deemed interest income from subsidiaries of the Company during the year, write off related late payment interests of US$1,725,906, which were due to an uncertain tax position in respect of an investment loss deduction claimed in the 2018 tax return filed in 2019.

As of December 31, 2021, 2022 and 2023, unrecognized tax benefits of US$13,678,371, US$13,279,620 and US$12,673,506, respectively, if ultimately recognized, will impact the effective tax rate. The Group anticipates new unrecognized tax benefits, related to tax positions similar to those giving rise to its existing unrecognized tax benefits, to originate after December 31, 2023. It is possible that the amount of uncertain tax positions will change in the next twelve months, however, an estimate of the range of the possible outcomes cannot be made at this time.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

The Group’s income tax returns for fiscal year 2009 through fiscal year 2023 remain open to potential examination. In addition, local tax authorities may exercise broad discretion in applying the tax law, thus potentially exposing the subsidiaries to audits of tax years outside the general statute of limitations.

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

(d)          Deferred tax

The tax effects of temporary differences that give rise to the Group’s deferred tax assets and liabilities as of December 31, 2022 and 2023 are as follows:

	December 31,	December 31,
	2022	2023
	US$	US$
Deferred tax assets:
Tax loss carried forward	94,579,348	65,880,222
Accruals and provisions	122,380,636	126,741,964
Capitalized expenses	78,506,854	84,831,071
Revenue recognition at a point in time less tax paid under deemed profit method	(28,086,617)	(32,803,744)
Revenue recognition of real estate lease income on a straight-line basis	322,923	(1,572,986)
Deemed interest expense	115,181,923	96,240,973
Operating lease liability	1,772,742	641,645
Less: Valuation allowance	(18,168,615)	(18,099,350)
Total deferred tax assets, net of valuation allowance	366,489,194	321,859,795
Deferred tax liabilities:
Revenue recognition over time	(149,855,853)	(85,213,884)
Taxable temporary differences arising from asset acquisitions	(294,617,076)	(256,323,009)
Dividend and interest withholding taxes	(46,048,264)	(44,200,493)
Operating lease right-of-use assets	(1,426,996)	(403,906)
Total deferred tax liabilities	(491,948,189)	(386,141,292)

Certain of the Company’s PRC subsidiaries have PRC tax net operating loss carry forwards of US$245.5 million (2022: US$361.6 million), which will expire in 1 to 10 years, if unutilized. Losses incurred in the U.S. amounting to US$21.5 million (2022: US$21.5 million) can be carried forward for 20 years, and US$11.2 million (2022: US$11.2 million) have an indefinite carryforward period.

During 2022 and 2023, the Company has considered its operational funding needs, future development initiatives and its dividend distribution plan and is permanently reinvesting all but US$459.5 million and US$470.0 million of its PRC subsidiaries earnings as at December 31, 2022 and 2023, respectively. Accordingly, the Company accrued deferred income tax liabilities of US$45.9 million and US$47.0 million for the withholding tax liability associated with the distribution of retained earnings that are not permanently reinvested as at December 31, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the total amount of undistributed earnings from the Company’s PRC subsidiaries that are considered to be permanently reinvested were nil, and the related unrecognized deferred tax liabilities were approximately nil. The Company’s remaining subsidiaries do not have retained earnings for all the periods presented.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

In assessing the ability to realize the deferred tax assets, the Group has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Accordingly, the Group recorded valuation allowances amounting US$18,168,615 and US$18,099,350 as of December 31, 2022 and 2023, respectively.

15.         Share-based compensation

As of December 31, 2023, the Company primarily had four share-based compensation plans under which awards may be granted to both employees and non-employees, namely, the 2007 Long Term Incentive Plan (the “2007 Plan”), 2015 Long Term Incentive Plan (the “2015 Plan”), 2014 Restricted Stock Unit Plan (the “2014 RSU Plan”) and 2020 Restricted Stock Unit Plan (the “2020 RSU Plan”). On January 31, 2019, Xinyuan Property Management Service (Cayman) Ltd., a subsidiary of the Company, approved a restricted share award scheme (the “Scheme”). On September 28, 2019, the Company approved the employee stock option plan of Xinchuang Technology Co. Ltd. (“Xinchuang Technology”). Compensation cost of US$nil (2021: US$3,413,610; 2022: US$568,047) was recorded in general and administrative expenses with a corresponding credit to additional paid-in capital in the year ended December 31, 2023. The compensation cost is primarily regarded as a permanent difference for income tax purposes as relevant equity awards were mainly granted by the Company and a subsidiary, which are registered in the Cayman Islands, a tax-free jurisdiction. Hence, no tax benefit was recognized upon the recognition of compensation cost. The Company has a policy of using authorized shares in the existing pool to satisfy any future exercise of share options and shares repurchased held by a third-party trustee to satisfy the RSUs granted under the 2014 RSU Plan and 2020 RSU plan.

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

Under the 2007 Plan, the Company granted share options with service conditions to purchase common shares to employees, at an exercise price ranging from US$1.085 to US$1.81 per option. These options have a weighted average grant date fair value of US$0.36 to US$0.61 per option and the total expected compensation cost has considered the expected forfeitures. These options generally have vesting periods based on length of service of 36 months and will expire no later than 2025.

2015 Plan

In June 2015, the Company approved the 2015 Plan to provide grant of options to purchase shares of Company stock with maximum aggregate number of 20 million common shares, subject to adjustment to account for changes in the capitalization of the Company.

On July 1, 2015, under the 2015 Plan, the Company granted share options with service conditions to purchase up to 6,574,600 common shares to 22 employees, at an exercise price of US$1.71 per share. These options have a weighted average grant date fair value of US$0.48 per option and a total expected compensation cost, net of expected forfeitures, of US$3,165,867. These options have vesting periods based on length of service of 34 months and will expire no later than July 1, 2025.

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

No options were granted during the years ended December 31, 2022 and 2023, for 2007 Plan and 2015 Plan.

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

Share Option Activity

As of January 1, 2023, all options granted under 2007 Plan were fully vested. The following table is a summary of the Company’s share option activity under the 2007 Plan (in US$, except options):

		Weighted	Weighted
		Average	Remaining
	Number of	Exercise	Contractual	Aggregate
Options Under the 2007 Plan	Options	Price	Life (Years)	Intrinsic Value

Outstanding, January 1, 2023
1.21 (exercise price)	39,400	1.21	1.50	—
Outstanding and Exercisable, December 31, 2023
1.21 (exercise price)	39,400	1.21	0.50	—

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$0.20 per common share as of December 31, 2023 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2023. As of December 31, 2023, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees, under the 2007 Plan. Total fair value of options vested was nil during the year ended December 31, 2021, 2022 and 2023, respectively.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

As of January 1, 2023, all options granted under 2015 Plan were fully vested, with no option exercised or forfeited during 2023. There were no new options granted during the year ended December 31, 2023. The following table is a summary of the Company’s share option activity under the 2015 Plan (in US$, except options):

		Weighted	Weighted
		Average	Remaining
	Number of	Exercise	Contractual	Aggregate
Options Under the 2015 Plan	Options	Price	Life (Years)	Intrinsic Value

Outstanding, January 1, 2023
1.71(exercise price)	2,796,734	1.71	2.50	—
Forfeited
1.71 (exercise price)	81,600	1.71	—	—
Outstanding and Exercisable, December 31, 2023
1.71(exercise price)	2,715,134	1.71	1.50	—

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$0.20 per common share as of December 31, 2023 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2023. As of December 31, 2023, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees, under the 2015 Plan. Total fair value of options vested was nil during the year ended December 31, 2021, 2022 and 2023, respectively.

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

On May 23, 2014, the Company established a trust that is governed by a third-party trustee and deposited US$7,042,725 into the trust. The trustee used the funds to acquire 4,234,884 common shares in the open market. Repurchased shares were granted to certain employees and awards vest ratably over a three-year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method.

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

On July 27, 2017, under the 2014 RSU Plan, the Company deposited US$3,485,952 into the trust. The trustee had not used the funds to acquire any common shares from the open market as of December 31, 2017. The awards vest ratably over a three-year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method. The trustee had used the funds to acquire 1,356,584 common shares from the open market as of December 31, 2018.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

On July 30, 2018, under the 2014 RSU Plan, the Company deposited US$3,976,660 into the trust. The trustee had used the funds to acquire 1,732,466 common shares from the open market as of December 31, 2018. The awards vest ratably over a three-year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method.

On August 30, 2019, under the 2014 RSU Plan, the Company deposited US$2,912,539 into the trust. The trustee had used the funds to acquire 1,438,076 common shares from the open market as of December 31, 2019. The awards vest ratably over a three-year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method.

No restricted shares were granted during the years ended December 31, 2021, 2022 and 2023 under the 2014 RSU plan.

2020 RSU Plan

On June 30, 2020, the Board of Directors approved the 2020 RSU Plan, which is administered by the Compensation Committee of the Board of Directors. The 2020 RSU Plan provides for discretionary grants of RSUs to or for the benefit of participating employees. The maximum number of common shares that may be delivered to 2020 RSU Plan participants in connection with RSUs granted under the 2020 RSU Plan is 10,000,000, subject to adjustment if the Company’s outstanding common shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Company through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction.

Other awards

On September 28, 2019, the Board of Directors of the Company approved the employee stock option plan of Xinchuang Technology Co., Ltd. (“Xinchuang Technology”), a subsidiary of the Company. Under the plan, the Company reserved 150 million shares, representing 30% of Xinchuang Technology’s issued capital for purpose of providing share option awards to the Company’s senior management and employees. In November 2019, the Company granted a total of 100 million share options to certain employees of the Group with an exercise price of US$0.14 (RMB1). The options become vested in five tranches subject to achievement of certain performance conditions as follows: (i) 5% on the grant date with no performance condition; (ii) 5% for each of the first, second, and third anniversary of the grant date, respectively; and (iii) the remaining 80% shall vest upon the completion of the initial public offering of Xinchuang. The total fair value of the share options granted in October 2019 was US$3.5 million, which shall be recognized as compensation expense using the accelerated method. The fair value was determined by an external valuer using the discounted cash flow method to determine the underlying equity fair value of Xinchuang Technology. Key assumptions, such as the discount rate, cash flow projections and the discount for lack of marketability, are determined by the Group with best estimates.

As of December 31, 2023, there were no shares expired and the expense recognized was immaterial (2021: nil, 2022: nil).

Xinyuan Property Management Service (Cayman) Ltd., a subsidiary of the Company, operates the Scheme for the purpose of providing incentives and rewards to eligible participants (the “Participants”) who contribute to the success of its operations. The Participants of the Scheme include its directors and senior executives. The Scheme was adopted by its board on January 31, 2019 (the “Adoption Date”). Pursuant to the Scheme, an award of 56,250 restricted shares (subdivided into 56,250,000 restricted shares in August 2019), representing 15% of its share capital, was granted to the Participants with a total exercise price at an aggregate consideration of US$1,204,094 (RMB8,400,000).

The consideration was fully settled in cash upon the issuance of restricted shares. The restricted shares vested in three tranches of 18%, 80% and 100% on January 1, 2021, January 1, 2022 and January 1, 2023, respectively, in accordance with certain vesting conditions, that is, a performance condition based on the completion of an IPO. The compensation cost was recognized using accelerated method.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

On June 14, 2019, Mr. Zhang Lizhou (one of the participants) resigned as an executive director. Upon the resignation of Mr. Zhang Lizhou, the Company repurchased the 18,750 shares granted to him at a consideration of US$401,365 (RMB2,800,000), which was equal to the amount paid by Mr. Zhang Lizhou to the Company at the issuance date. The remaining settled aggregate consideration of US$802,729 (RMB5,600,000) according to the Scheme was recognized as liability because the restricted shares will be repurchased by the Company at the original amount paid by participants upon the termination of employment.

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

As of December 31, 2023, there were no shares vested or expired and the Group recognized expense relating to the Scheme of US$ nil (2021: US$1,788,297; 2022: US$nil) in the Consolidated Statements of Comprehensive Income during the period.

16.         Other payables and accrued liabilities

The components of other payables and accrued liabilities were as follows:

	December 31,	December 31,
	2022	2023
	US$	US$
Contract deposit	172,775,614	221,148,610
Accrued expenses	72,958,539	46,365,405
Deed tax and maintenance fund withheld for customers	14,739,762	15,079,138
Bidding deposit	3,665,749	3,331,250
Welfare payable	1,483,484	1,458,748
Other tax payable	24,924,141	20,392,535
Accrued aircraft operating expense	1,381,785	1,488,258
Accrued interest expense	153,330,358	287,028,427
Purchase consideration payable for asset acquisitions and business combinations	31,108,067	33,275,049
Others	13,255,294	29,934,437

Total	489,622,793	659,501,859

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

17.         Related party and employee transactions

(a)	Amounts due from related parties

	December 31,	December 31,
	2022	2023
	US$	US$
Current:
Henan Hongguang Olympic Real Estate Co., Ltd.	87,047,162	85,595,700
Qingdao Huiju	—	—
Guangzhou Huanglong Information Technology Co., Ltd.	29,937,746	27,153,613
Xinzheng Meihang Network Technology Co., Ltd.	—	—
Madison Development Limited	8,539,686	3,689,595
Suzhou Wanzhuo's non-controlling interest holders	29,323,571	28,834,616
Taicang Pengchi's non-controlling interest holders	23,892,970	23,494,569
Suzhou Rongjingchen Real Estate Co., Ltd.	20,269,362	19,931,382
Others	4,708,561	3,927,036
Total current amounts due from related parties	203,719,058	192,626,511

Non current:
Xinzheng Meihang Network Technology Co., Ltd.	1,065,531	1,047,764
Suzhou Yefang’s non-controlling interest holders	11,485,225	11,293,716
Others	2,505,528	2,463,750
Total non-current amounts due from related parties	15,056,284	14,805,230
Total	218,775,342	207,431,741

As of December 31, 2021, the balances due from Qingdao Huiju, the Company’s equity method investee in 2021, are related to advances for operational needs without any fixed payment terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year. Qingdao Huiju has been consolidated in the Group’s financial statements since the year of 2022.

As of December 31, 2023, the balances due from Guangzhou Huanglong Information Technology Co., Ltd., a wholly-owned subsidiary of the Company’s equity method investee, were related to advances for operational needs without any fixed payment terms. This balance is unsecured, bears no interest and expected to be repaid in one year.

Henan Hongguang Olympic Real Estate Co., Ltd. (“Henan Hongguang”) is the non-controlling shareholder of Henan Renxin (Note 1), one of the Company’s subsidiaries. As of December 31, 2023, the balance due from Henan Hongguang was related to advances for operational needs without any fixed payment terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

Xinzheng Meihang Network Technology Co., Ltd. (“Meihang”) is the non-controlling shareholder of Zhengzhou Hangmei Technology Development Co., Ltd. (“Zhengzhou Hangmei”), one of the Company’s subsidiaries. As of December 31, 2021, the balance due from Meihang was US$2,854,538, which have a three-year payment term, and bear interest at 11.5%. In 2020, Meihang together with Zhengzhou Hangmei entered into an agreement with the Company in which all parties had agreed that the interest relating to the payable balance to be ceased from accrual thereafter. The Company settled the remaining balance in 2022.

As of December 31, 2023, the balance due from Madison Development Limited, an equity method investee, amounting to US$3,689,595 is related to advances for operational needs. This balance is unsecured, bears interest at 15%, and has no fixed repayment term. Accrued interest amounted to US$624,125 as of December 31, 2023.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

On September 12, 2017, the Company sold 80% of its equity interest in Suzhou Wanzhuo to four non-affiliated passive investors for an aggregate cash consideration of US$23,687,327. Pursuant to the updated articles of association, the Company still exercises control over the relevant principal activities of Suzhou Wanzhuo and therefore, continues to consolidate it in its financial statements. As of December 31, 2023, the balances due from the non-controlling interest holders amounting to US$28,834,616 are related to advances for working capital funds. The balances are in the form of an unsecured interest bearing loan, which has no fixed payment terms, and bears interest at 4.75%. Accrued interest is immaterial as of December 31, 2023.

On December 1, 2017, the Company together with seven other non-affiliated companies acquired 100% of Taicang Pengchi for an aggregate cash consideration of US$28,836,311. The Company accounted for the acquisition of Taicang Pengchi as an asset acquisition because the only asset of Taicang Pengchi is the land. Pursuant to the articles of association, the Company exercises control over the relevant significant activities of Taicang Pengchi and therefore, consolidates it in its financial statements. As of December 31, 2023, the balance due from the non-controlling interest holders amounting to US$23,494,569 are related to advances for working capital funds. The balances are in the form of an unsecured interest bearing loan, which has no fixed payment terms, and bears no interest.

As of December 31, 2023, the balance due from Suzhou Yefang amounting to US$11,293,716 was related to advances for working capital funds. This balance is unsecured, bears no interest, and is expected to be repaid over one year.

In evaluating the collectability of the amounts due from related parties balance, the Group considers many factors, including the related parties’ repayment history and their credit-worthiness. An allowance for doubtful accounts is made when collection of the full amount is no longer probable. For the periods presented, based on management’s evaluation, no allowance of credit loss was provided.

(b)         Amounts due to related parties

	December 31,	December 31,
	2022	2023
	US$	US$
Current:
Suzhou Yefang’s non-controlling interest holders	1,538,601	1,512,945
Suzhou Wanzhuo's non-controlling interest shareholders	2,711,240	2,666,033
Xinzheng Meihang Network Technology Co., Ltd.	—	—
Henan Qingning Apartment Management Co., Ltd.	9,984,106	9,707,534
Suzhou Kairongchen Real Estate Co., Ltd.	41,190,880	40,504,045
Others	11,195,093	18,519,868
Total current amounts due to related parties	66,619,920	72,910,425
Non current:
Henan Qingning Apartment Management Co., Ltd.	—	—
Total	66,619,920	72,910,425

As of December 31, 2022 and 2023, the remaining advance to Suzhou Wanzhuo’s non-controlling interest shareholders amounting to US$2,711,240 and US$2,666,033, respectively, were for shareholder service.

On June 6, 2018, the Company together with four other non-affiliated companies acquired 100% of Suzhou Yefang for an aggregate cash consideration of US$15,615,240. The Company accounted for the acquisition of Suzhou Yefang as an asset acquisition because the only asset of Suzhou Yefang is the land. Pursuant to the articles of association, the Company exercises control over the relevant significant activities of Suzhou Yefang and therefore, consolidates it in its financial statements. As of December 31, 2023, the Company repaid the entire payable to its non-controlling shareholders except for accrued interest amounted to US$1,512,945.

Meihang is the non-controlling shareholder of Zhengzhou Hangmei, one of the Company’s subsidiaries. As of December 31, 2021, Meihang advanced US$2,694,286 of working capital funds to Zhengzhou Hangmei in the form of an unsecured interest 10% bearing loan with a three-year payment term.

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

(c)         Amounts due from employees

	December 31,	December 31,
	2022	2023
	US$	US$
Advances to employees	1,466,055	1,038,494

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

For the year ended December 31, 2023, total directors’ remuneration amounted to US$3,572,912 (2021: US$6,447,214; 2022: US$4,012,619).

18.         Equity

(i)	As at December 31, 2023, the Company’s authorized share capital was 500 million common shares, par value US$0.0001 per share (December 31, 2022: 500 million common shares).
(ii)	During the year ended December 31, 2023, 5,756,200 common shares were repurchased at a total cost of US$793,123.
(iii)	During the year ended December 31, 2023, no dividend was distributed.
(iv)	In December 2023, the Company issued 11,398,784 common shares for US$0.14 per share, for total cash proceeds of US$1,595,830 to Central Plains Ltd.

All other equity transactions have been disclosed in consolidated statement of changes in shareholders’ equity.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

19.         (Loss)/income per share

Basic and diluted net (loss)/income per share for each period presented are calculated as follows:

	December 31,
	2021	2022	2023
	US$	US$	US$
Numerator:
Net (loss)/income attributable to Xinyuan Real Estate Co., Ltd. Shareholders - basic and diluted	(417,307,378)	(263,353,561)	40,282,025
Denominator:
Weighted average number of shares outstanding-basic*	107,283,420	107,849,225	106,686,376
Stock options	—	—	—
Restricted stock units	—	—	—
Weighted average number of shares outstanding-diluted	107,283,420	107,849,225	106,686,376
Basic (loss)/income per share	(3.89)	(2.44)	0.38
Diluted (loss)/income per share	(3.89)	(2.44)	0.38
*

The restricted shares repurchased by the trustee that are unvested are excluded from the number of shares outstanding for purposes of computing basic earnings per share in accordance with ASC 260. However, these unvested restricted shares are factored into the computation of diluted earnings per share using the treasury stock method.

During the year ended December 31, 2023, nil (2021: nil; 2022: nil) stock options, and nil (2021: 81,035; 2022: nil) RSUs were excluded from the calculation of earnings per share, respectively, because their effect would be anti-dilutive.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

20.         Segment reporting

The Group’s long-lived assets and revenue are mainly located in and derived from PRC. Starting in 2012, a relatively smaller portion of the Group’s long-lived assets and revenue are located in and derived from the United States. The Group considers that each of its individual property developments is a discrete operating segment. The Group has aggregated its segments on a geographical basis as property development projects undertaken within a region having similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. The Group’s reportable operating segments are comprised of Henan Region, Shandong Region, Shanghai Region (including Shanghai and Jiangsu Province), Sichuan Region, Beijing Region (including Beijing and Tianjin), Hainan Region, Hunan Region, Shaanxi Region, Guangdong Region, Hubei Region, and Liaoning Region in the PRC and the United States.

Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The “property management” category relates to property management services. The “other” category relates to investment holdings, landscaping, engineering and management, real estate sale, purchase and lease activities. The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies.”

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

No single customer accounted for more than 10% of net sales for the years ended December 31, 2021, 2022 and 2023.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Summary information by operating segment is as follows:

December 31, 2021	Henan	Shandong	Shanghai	Sichuan	Beijing	Hainan	Hunan	Shaanxi	United States	Guangdong	Hubei	Liaoning	Property Management	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	338,195,148	174,353,777	135,072,403	128,609,911	313,960,495	—	8,271,910	166,007,116	23,325,750	68,681,906	118,952	35,642,637	—	—	1,392,240,005
Real estate lease income	9,344,804	665,170	1,339,557	532,240	371,919	—	1,223,472	3,251,637	2,980,504	—	13,482	—	—	58,559	19,781,344
Real estate management services income	6,746,892	—	—	—	—	—	—	2,793,044	—	—	—	—	100,282,270	—	109,822,206
Other revenue	2,851,496	16,356	2,030,340	121,935	2,851,344	413	838,306	—	3,107,481	507,500	—	52,439	1,796,616	—	14,174,226

Total revenue	357,138,340	175,035,303	138,442,300	129,264,086	317,183,758	413	10,333,688	172,051,797	29,413,735	69,189,406	132,434	35,695,076	102,078,886	58,559	1,536,017,781
Cost of real estate sales	(369,888,568)	(176,289,676)	(125,086,848)	(163,249,870)	(250,046,777)	—	(9,214,046)	(142,797,184)	(32,460,834)	(58,588,051)	(25,726)	(31,696,836)	—	—	(1,359,344,416)
Cost of real estate lease income	(15,658,378)	(611,378)	(193,442)	(404,647)	(542,152)	—	(1,206,177)	(62,840)	(3,740,076)	—	—	—	—	(19,090)	(22,438,180)
Cost of real estate management services	(3,708,523)	—	—	—	—	—	—	(4,321,229)	—	—	—	—	(65,948,453)	—	(73,978,205)
Other costs	(1,320,332)	(16,170)	(111,927)	(1,354,318)	(5,762,646)	—	(742,247)	—	—	(2,172,592)	—	(61,703)	(778,129)	—	(12,320,064)

Total cost of revenue	(390,575,801)	(176,917,224)	(125,392,217)	(165,008,835)	(256,351,575)	—	(11,162,470)	(147,181,253)	(36,200,910)	(60,760,643)	(25,726)	(31,758,539)	(66,726,582)	(19,090)	(1,468,080,865)
Gross profit	(33,437,461)	(1,881,921)	13,050,083	(35,744,749)	60,832,183	413	(828,782)	24,870,544	(6,787,175)	8,428,763	106,708	3,936,537	35,352,304	39,469	67,936,916
Operating expenses	(67,226,888)	(10,880,365)	(19,136,811)	(8,500,877)	(80,605,508)	(310,883)	(1,059,651)	(9,182,945)	(7,223,166)	(10,540,700)	(1,273,031)	(4,700,371)	(8,869,355)	(24,468,860)	(253,979,411)
Impairment losses on goodwill and intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	(18,651,259)	(18,651,259)

Operating (loss) /income	(100,664,349)	(12,762,286)	(6,086,728)	(44,245,626)	(19,773,325)	(310,470)	(1,888,433)	15,687,599	(14,010,341)	(2,111,937)	(1,166,323)	(763,834)	26,482,949	(43,080,650)	(204,693,754)
Interest income	18,709,958	(126,051)	348,282	728,264	249,117	25,957	7,576	254,323	1,610	33,242	202	23,321	2,421,863	5,619,160	28,296,824
Interest expense	(12,070,505)	(5,794,489)	(910,853)	(26,416,301)	(2,078,190)	—	—	(8,046,152)	(15,736,448)	(358,532)	—	—	(64,549)	(111,922,753)	(183,398,772)
Net realized loss on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—	(30,203,357)	(30,203,357)
Share of (loss)/gain in an equity investee	1,090,507	(1,873,472)	1,052,997	—	—	—	—	—	—	(4,010,602)	—	—	(1,004,547)	(18,600,648)	(23,345,765)
Exchange (loss) /gains	(20,163,471)	—	(21)	—	—	—	—	—	—	—	—	—	(203,338)	10,659,367	(9,707,463)
Other (loss) /income	(2,110,256)	3,336,726	144,617	138,413	(644,101)	(36,650)	205,877	381,157	17,770	(1,434,297)	1,789	(46,098)	942,072	1,612,626	2,509,645

(Loss) /income before income taxes	(115,208,116)	(17,219,572)	(5,451,706)	(69,795,250)	(22,246,499)	(321,163)	(1,674,980)	8,276,927	(29,727,409)	(7,882,126)	(1,164,332)	(786,611)	28,574,450	(185,916,255)	(420,542,642)
Income tax benefit/(expense)	43,657,150	(3,885,809)	(4,274,715)	12,936,548	(21,349,169)	1,431,319	(3,023,380)	(9,366,699)	(144,962)	(1,674,207)	(1,926,116)	(1,471,006)	(4,832,629)	1,204,203	7,280,528

Net income/(loss)	(71,550,966)	(21,105,381)	(9,726,421)	(56,858,702)	(43,595,668)	1,110,156	(4,698,360)	(1,089,772)	(29,872,371)	(9,556,333)	(3,090,448)	(2,257,617)	23,741,821	(184,712,052)	(413,262,114)

Depreciation and amortization	6,842,628	914,765	198,149	1,130,049	3,942,986	—	—	1,934,681	1,037,064	12,193	48,721	19,401	526,727	1,660,151	18,267,515
Capital expenditure	1,965,626	—	—	5,261	1,076,187	—	—	576	241,312	—	—	17,091	668,407	(3,869,649)	104,811
Real estate properties completed and under development	909,477,150	116,698,109	105,042,744	527,858,832	173,273,166	—	3,312,065	45,339,962	307,041,456	398,158,018	190,450,736	59,279,630	—	33,690,834	2,869,622,702
Real estate properties held for lease	72,022,044	4,133,570	36,147,355	36,470,962	8,510,518	—	59,903,607	96,574,698	126,157,420	—	—	—	—	380,197	440,300,371

Total long-lived assets	431,132,864	517,720,952	138,953,401	49,540,764	46,722,553	5,813,925	75,895,086	107,098,269	139,099,651	53,982,579	920,192	773,073	15,628,394	77,178,239	1,660,459,942
Total assets	2,279,523,193	416,680,530	600,814,871	710,687,239	313,031,361	11,747,496	82,923,478	289,048,826	468,517,290	568,073,393	196,509,533	69,505,369	176,825,788	262,390,923	6,446,279,290

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

December 31, 2022	Henan	Shandong	Shanghai	Sichuan	Beijing	Hainan	Hunan	Shaanxi	United States	Guangdong	Hubei	Liaoning	Property Management	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	133,906,983	152,896,390	3,056,829	93,804,069	142,331,456	—	(1,058,911)	191,013,871	58,007,780	34,659,102	564,076	231,278	—	—	809,412,923
Real estate lease income	7,268,773	1,530,316	2,080,042	416,589	177,246	—	1,162,618	2,349,797	4,041,509	1,727,356	—	—	—	28,366	20,782,612
Real estate management services income	4,448,994	—	—	—	—	—	—	1,833,511	—	—	—	—	99,177,566	—	105,460,071
Other revenue	7,894,262	8,316	552,228	(35,831)	1,727,882	—	904,831	446	—	805,323	—	149,812	2,349,298	—	14,356,567
Total revenue	153,519,012	154,435,022	5,689,099	94,184,827	144,236,584	—	1,008,538	195,197,625	62,049,289	37,191,781	564,076	381,090	101,526,864	28,366	950,012,173
Cost of real estate sales	(134,259,620)	(171,319,778)	(7,306,487)	(87,599,735)	(110,230,204)	—	943,112	(156,675,331)	(75,759,072)	(25,841,656)	(21,408)	(286,074)	—	—	(768,356,253)
Cost of real estate lease income	(9,680,982)	(852,927)	(778,313)	(219,502)	(365,600)	—	(363,485)	128,004	(2,081,799)	(6,023,790)	—	—	—	(49,559)	(20,287,953)
Cost of real estate management services	(5,631,437)	—	3,188,299	—	—	—	—	(3,694,930)	—	—	—	—	(73,471,668)	—	(79,609,736)
Other costs	(1,031,030)	—	617,889	(924,057)	(5,578,881)	—	(710,529)	—	—	(882,999)	—	(19,164)	(1,273,352)	—	(9,802,123)
Total cost of revenue	(150,603,069)	(172,172,705)	(4,278,612)	(88,743,294)	(116,174,685)	—	(130,902)	(160,242,257)	(77,840,871)	(32,748,445)	(21,408)	(305,238)	(74,745,020)	(49,559)	(878,056,065)
Gross profit	2,915,943	(17,737,683)	1,410,487	5,441,533	28,061,899	—	877,636	34,955,368	(15,791,582)	4,443,336	542,668	75,852	26,781,844	(21,193)	71,956,108
Operating expenses	(11,698,488)	(13,408,341)	(3,366,711)	(3,728,249)	(42,774,682)	(47,094)	(1,242,859)	(5,165,593)	(17,406,597)	(3,297,920)	(1,331,279)	(2,089,948)	(9,376,483)	(12,111,766)	(127,046,010)
Gain on disposal of property held for lease	2,650,215	397,708	2,150,988	—	—	—	—	—	—	—	—	—	—	488,401	5,687,312
Operating income/(loss)	(6,132,330)	(30,748,316)	194,764	1,713,284	(14,712,783)	(47,094)	(365,223)	29,789,775	(33,198,179)	1,145,416	(788,611)	(2,014,096)	17,405,361	(11,644,558)	(49,402,590)
Interest income	1,602,637	280,967	656,403	250,397	1,093,214	145	3,073	667,222	701	31,785	78	1,283	1,449,210	2,170,212	8,207,327
Interest expense	(13,389,344)	(1,818,414)	(99,438)	(24,130,024)	(962,042)	—	—	(4,726,423)	(15,815,618)	—	—	—	(69,672)	(96,997,436)	(158,008,411)
Net realized gain on short-term investments	—	—	—	—	463	—	—	—	—	—	—	—	—	(71,675,917)	(71,675,454)
Share of (loss) /gain in an equity investee	(3,718,820)	—	3,784,015	—	—	—	—	—	—	(15,920,880)	—	—	(810,983)	(9,499,870)	(26,166,538)
Gain on extinguishment of debt	—	—	—	—	—	—	—	—	—	—	—	—	—	9,620,914	9,620,914
Exchange gains	45,800,405	—	—	—	—	—	—	—	—	—	—	—	(699,044)	(5,149,023)	39,952,338
Other income/(expense)	(1,587,295)	17,236	(19,220)	277,819	420,916	325	187,576	49,144	(36,029)	99,781	(8,098)	(1,452,134)	881,696	(800,566)	(1,968,849)
Income/(loss) before income taxes	22,575,253	(32,268,527)	4,516,524	(21,888,524)	(14,160,232)	(46,624)	(174,574)	25,779,718	(49,049,125)	(14,643,898)	(796,631)	(3,464,947)	18,156,568	(183,976,244)	(249,441,263)
Income tax benefit/(expense)	(12,780,775)	22,127,223	(3,927,044)	(2,443,468)	(4,379,784)	463	174,167	(2,378,418)	1,206,732	(2,377,772)	(1,359,448)	(485,277)	(1,482,371)	(1,135,690)	(9,241,462)
Net income/(loss)	9,794,478	(10,141,304)	589,480	(24,331,992)	(18,540,016)	(46,161)	(407)	23,401,300	(47,842,393)	(17,021,670)	(2,156,079)	(3,950,224)	16,674,197	(185,111,934)	(258,682,725)
Depreciation and amortization	5,516,725	874,640	647,400	1,095,409	1,162,790	—	—	1,832,811	612,887	—	23,806	13,918	533,861	853,960	13,168,207
Capital expenditure	5,221,417	803	—	—	1,577	—	—	—	(63)	—	4,186	—	8,455	—	5,236,375
Real estate properties completed and under development	1,159,231,389	412,162,579	100,867,987	577,969,652	45,945,861	—	4,995,367	35,489,672	266,654,891	395,241,531	191,185,397	53,684,534	—	33,627,793	3,277,056,653
Real estate properties held for lease	48,958,513	2,434,604	32,354,424	32,786,449	7,676,329	—	54,293,887	86,799,863	107,905,636	—	—	—	—	258,162	373,467,867

Total long-lived assets	386,224,257	13,434,007	133,703,563	49,512,464	24,828,219	5,774,972	68,720,346	96,615,555	118,812,943	34,008,878	769,742	857,181	7,209,649	20,599,425	961,071,201
Total assets	2,270,506,759	259,228,051	540,587,961	709,048,905	240,590,331	11,212,039	78,448,652	323,750,877	404,653,727	499,695,879	197,190,024	61,041,098	147,478,659	106,845,365	5,850,278,327

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

December 31, 2023	Henan	Shandong	Shanghai	Sichuan	Beijing	Hainan	Hunan	Shaanxi	United States	Guangdong	Hubei	Liaoning	Property Management	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$

Net real estate sales	152,591,635	89,069,287	11,669,658	147,542,499	107,053,837	—	627,881	109,258,071	27,489,898	(2,069,637)	(11,697)	14,811,733	—	40,008	658,073,173
Real estate lease income	29,274,568	1,009,694	1,511,669	397,685	86,982	—	(3,735,823)	2,640,636	4,082,885	1,926,668	—	10,856	—	12,631	37,218,451
Real estate management services income	1,538,767	—	—	156,324	—	—	—	210,556	—	—	—	—	91,771,226	1	93,676,874
Other revenue	7,909,151	—	(286,625)	277,249	(509,601)	—	873,996	—	—	109,324	—	2,777	7,629,706	—	16,005,977
Total revenue	191,314,121	90,078,981	12,894,702	148,373,757	106,631,218	—	(2,233,946)	112,109,263	31,572,783	(33,645)	(11,697)	14,825,366	99,400,932	52,640	804,974,475
Cost of real estate sales	(163,057,353)	(82,219,415)	(9,614,743)	(133,082,218)	(64,969,677)	—	7,156,894	(74,748,589)	(27,840,145)	2,229,267	63,011	(11,578,004)	(1,583)	(240)	(557,662,795)
Cost of real estate lease income	(23,817,603)	(240,837)	(780,902)	(697,495)	(183,762)	—	(667,817)	(2,861,696)	(3,403,014)	(1,213,136)	—	—	—	(53,959)	(33,920,221)
Cost of real estate management services	(2,749,635)	—	—	(340,884)	—	—	—	(233,866)	—	—	—	—	(68,985,669)	—	(72,310,054)
Other costs	(1,701,411)	—	695,476	(12,739)	(3,076,605)	—	(714,677)	—	—	(237,609)	—	(20,733)	(3,547,751)	—	(8,616,049)
Total cost of revenue	(191,326,002)	(82,460,252)	(9,700,169)	(134,133,336)	(68,230,044)	—	5,774,400	(77,844,151)	(31,243,159)	778,522	63,011	(11,598,737)	(72,535,003)	(54,199)	(672,509,119)
Gross profit	(11,881)	7,618,729	3,194,533	14,240,421	38,401,174	—	3,540,454	34,265,112	329,624	744,877	51,314	3,226,629	26,865,929	(1,559)	132,465,356
Operating expenses	(12,866,682)	(5,303,199)	(2,607,527)	(2,561,480)	(21,019,160)	(57,945)	(336,874)	(2,428,759)	(8,828,446)	(1,372,742)	242,080	(908,802)	(19,787,513)	(6,334,754)	(84,171,803)
Gain on disposal of property held for lease	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income/(loss)	(12,878,563)	2,315,530	587,006	11,678,941	17,382,014	(57,945)	3,203,580	31,836,353	(8,498,822)	(627,865)	293,394	2,317,827	7,078,416	(6,336,313)	48,293,553
Interest income	6,059	142,181	200,827	131,341	98,485	2	1,918	1,221,974	2,175	26,594	37	6,992	342,602	2,598,127	4,779,314
Interest expense	(12,434,185)	(7,249,071)	—	(18,543,629)	—	—	—	(5,347,808)	(28,825,082)	—	—	—	—	(104,540,543)	(176,940,318)
Net realized gain on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—	14,325	(7,640,422)	(7,626,097)
Share of (loss) /gain in an equity investee	(7,847,367)	—	3,370,027	—	—	—	—	—	—	(12,199,505)	—	—	(114,651)	(1,122,574)	(17,914,070)
Gain on extinguishment of debt	—	—	—	—	—	—	—	—	—	—	—	—	—	169,932,886	169,932,886
Gain on modification of debt	—	—	—	26,372,965	—	—	—	—	—	—	—	—	—	—	26,372,965
Exchange gains	9,426,923	—	—	—	—	—	—	—	—	—	—	—	170,555	3,884,579	13,482,057
Other income/(expense)	3,670,566	2,845,027	4,937,780	(227,508)	30,951	(4,453)	(2,898)	(84,792)	13,595,467	129,168	8,686	(194,969)	261,501	462,346	25,426,872
Income/(loss) before income taxes	(20,056,567)	(1,946,333)	9,095,640	19,412,110	17,511,450	(62,396)	3,202,600	27,625,727	(23,726,262)	(12,671,608)	302,117	2,129,850	7,752,748	57,238,086	85,807,162
Income tax benefit/(expense)	14,814,458	792,277	(12,047,878)	(17,481,633)	(22,171,296)	3,275	(4,364,673)	(7,872,323)	(741,067)	(1,508,575)	(1,256,109)	(1,353,719)	677,821	(2,766,009)	(55,275,451)
Net income/(loss)	(5,242,109)	(1,154,056)	(2,952,238)	1,930,477	(4,659,846)	(59,121)	(1,162,073)	19,753,404	(24,467,329)	(14,180,183)	(953,992)	776,131	8,430,569	54,472,077	30,531,711
Depreciation and amortization	4,136,037	274,482	603,524	598,078	2,050,750	—	—	1,755,174	11,639,957	—	9,356	5,090	326,968	1,107,229	22,506,645
Capital expenditure	3,353	627	—	—	1,825	—	—	—	(12)	—	—	—	367,144	—	372,937
Real estate properties completed and under development	1,207,782,937	394,558,791	102,589,027	503,780,381	65,449,973	—	11,872,490	53,897,457	280,032,599	411,898,623	196,266,519	64,815,058	—	15,021,114	3,307,964,969
Real estate properties held for lease	45,427,310	(6,129,675)	29,843,420	31,649,101	4,749,926	—	47,061,528	83,770,504	85,979,680	—	—	—	—	200,207	322,552,001

Total long-lived assets	286,787,108	15,081,225	137,469,838	53,134,953	25,002,494	5,732,976	67,126,463	94,644,226	97,134,292	22,391,243	368,241	849,197	7,516,719	26,942,231	840,181,206
Total assets	2,089,109,648	201,589,676	513,329,822	600,165,262	223,190,269	11,064,860	81,359,058	240,848,887	391,317,225	488,477,145	201,937,156	72,172,008	148,503,161	70,329,054	5,333,393,231

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

21.         Commitments and contingencies

Other commitments

As of December 31, 2023, the Group had outstanding commitments with respect to non-cancellable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
2024	531,196,138
2025	470,273,059
2026	107,110,957
2027	39,052,653
2028 and thereafter	—
Total	1,147,632,807

Contingencies

As of December 31, 2023, the Group provided guarantees of US$1,926,419,080 (2021: US$2,156,348,238; 2022: US$2,110,456,012), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the bank and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the date of grant of the relevant mortgage loan and ends upon issuance of real estate ownership certificate which will generally be available within six to twelve months after the purchaser takes possession of the relevant property. The Group paid US$3,723,398, US$4,068,840 and US$2,286,938 to satisfy guarantee obligations related to customer defaults for the years ended December 2021, 2022 and 2023, respectively.

The fair value of the guarantees is not significantly different than the net realizable value of the properties and management considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore no provision has been made for the guarantees.

At December 31, 2023, the Group provided financial guarantees for bank loans of four of its equity method investees. The Group could incur losses in the event of defaults under or foreclosure of these loans and its maximum exposure to credit losses is US$202,187,414 (2022: US$226,755,305). The fair value of the guarantees is not significant and the Group considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding bank loans together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in the consolidated financial statements.

22.         Concentration of risk

The Group’s financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, other receivables and amounts due from related parties. As of December 31, 2022 and 2023, substantially all of the Group’s cash and cash equivalents and restricted cash were held in major financial institutions located in China, Hong Kong SAR and the United States, which management consider being of high credit quality. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. The Group does not have requirements for collateral for the balance of other receivables and amounts due from related parties while considers various factors in establishing, monitoring the financial instruments, including the aging of receivables and aging trends, customer creditworthiness. repayment history and credit-worthiness.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

The Group’s operations are conducted mainly in the PRC. Starting in 2012, a relatively smaller portion of the Group’s operations is conducted in the United States. Accordingly, the Group’s business, financial condition and results of operations is primarily influenced by the political, economic and legal environments in the PRC and by the general state of PRC economy.

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

On July 21, 2005, PRC government changed its decade-old policy of pegging the value of the RMB to the US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy had resulted in a 14.4% appreciation of the RMB against the US$ from July 21, 2005 to December 31, 2023.

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

As of December 31, 2023, the Group had outstanding guarantees of mortgages in the principal amount of US$1,926.4 million. If a purchaser defaults on the payment of its mortgage during the term of the guarantee, the mortgage lending bank may require the Group to repay the outstanding amount under the loan plus any accrued interest. In this event, although the Group is able to retain the customer’s deposit and sell the property to recover any amounts paid by it to the bank, there can be no assurance that the property could be sold at a price equal to or greater than the amount paid on the defaulting purchaser’s outstanding loan amount and any accrued interest thereon. The Group paid US$2.3 million to satisfy guarantee obligations related to customer defaults for the year ended December 31, 2023.

The Group offers certain homebuyers seller-financing arrangements. All the homebuyers that entered into such arrangements were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via the Group’s management reporting procedures. The Group provides longer payment terms to particular home buyers after applying strict credit requirements based on the Group’s credit policy. As of December 31, 2022 and 2023, there was no concentration of credit risk with respect to receivables and the Group did not have a significant exposure to any individual debtor.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

In 2013, PRC banks tightened the conditions on which mortgage loans are extended to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. The Group monitors its homebuyers’ outstanding mortgage loans on an ongoing basis via the Group’s management reporting procedures and took the position that contracts with underlying mortgage loans with processing periods exceeding one year shall not be considered when recognizing revenue on an over time basis (Note 2(i) for further detail). As a result, sales contracts of 1,457 apartments were excluded when determining revenue to be recognized in 2023.

In addition, no single customer or supplier accounted for more than 10% of revenue or project expenditures for the years ended December 31, 2021, 2022 and 2023.

23.         Non-controlling interests

As of December 31, 2022, the non-controlling interests consisted of the following:

		December 31,
	Ownership	2022
		US$
Shaanxi Zhongmao Economy Development Co., Ltd.	34.02%	—
Xinyuan Property Management Service (Cayman) Ltd.	40.53%	(78,177,157)
Taicang Pengchi Real Estate Co., Limited. (Note 18 (a))	83.00%	(33,861,921)
Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd. (Note 18 (a.b))	80.00%	(36,302,338)
Henan Renxin Real Estate Co., Ltd.	49.00%	—
Suzhou Yefang Real Estate Co., Limited. (Note 18(a.b))	79.99%	(11,482,112)
Zhengzhou Xinhe Real Estate Co., Ltd	20.00%	1,650,839
Others		5,498,759

Total		(152,673,930)

As of December 31, 2023, the non-controlling interests consisted of the following:

		December 31,
	Ownership	2023
		US$
Shaanxi Zhongmao Economy Development Co., Ltd.	34.02%	—
Xinyuan Property Management Service (Cayman) Ltd.	40.53%	(77,892,291)
Taicang Pengchi Real Estate Co., Limited. (Note 18 (a))	83.00%	(33,373,465)
Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd. (Note 18 (a.b))	80.00%	(27,244,465)
Henan Renxin Real Estate Co., Ltd.	49.00%	—
Suzhou Yefang Real Estate Co., Limited. (Note 18(a.b))	79.99%	(11,290,614)
Zhengzhou Xinhe Real Estate Co., Ltd	20.00%	2,792,991
Others		5,866,648

Total		(141,141,196)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

24.         Subsequent events

On April 29, 2024, the Company received valid consents from holders of 88.55% of the aggregate principal amount of the September 2027 Senior Secured Note, which constitutes the requisite consents to (i) amend certain provisions of the Indenture to remove the minimum cash interest requirement for the interest payment period from and including September 30, 2023 up to and excluding April 1, 2024 (the “Proposed Amendments”), and (ii) irrevocably and unconditionally waive all defaults under the Indenture which may arise from the failure of the Company to make payment of cash interest on the September 2027 Senior Secured Notes on March 31, 2024. The Company, certain subsidiary guarantors, and Citicorp International Limited, as trustee, entered into a Supplemental Indenture to the Indenture, to implement the Proposed Amendment. Accordingly, the Company has accrued the payment-in-kind interest on the principal amount of the outstanding Notes and is no longer obligated to pay interest in cash for the aforementioned period.

On January 7, 2024, Hudson 888 Owner LLC and Hudson 888 Holdco LLC (collectively, the “Debtors”), each a subsidiary of the Company, filed voluntary petitions for relief (each, a “Chapter 11 Case”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On April 12, 2024, the Debtors filed (i) a Disclosure Statement for Chapter 11 Plan of Reorganization and (ii) a Chapter 11 Plan of Reorganization (collectively, the “Plan”) in the Chapter 11 Case with the Bankruptcy Court. Pursuant to the Plan, the Debtors intend to (a) refinance the existing mortgage loan held by DOF II-Bloom Senior LLC (“Mortgage Lender”) and the existing mezzanine loan held by DOF I-Bloom Mezz LLC (“Mezzanine Lender,” together with Mortgage Lender, the “Secured Creditors”) with two loans (the “Refinancings”) and (b) pay off the claims of the Secured Creditors subject to approval of such claims by the Bankruptcy Court with (i) the proceeds from the Refinancings, (ii) any cash in Debtors’ accounts, and (iii) equity contributions from the Company. A hearing for confirmation of the Plan is scheduled for June 11, 2024

25.         Condensed financial information of the Company

The condensed financial statements of Xinyuan Real Estate Co., Ltd. have been prepared in accordance with U.S. GAAP. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$854,952,913 as of December 31, 2023 (2022: US$856,960,327).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Condensed Balance Sheets

	December 31
	2022	2023
	US$	US$

ASSETS

Current assets
Cash and cash equivalents	2,794,414	344,215
Short-term investments	946,076	286,054
Other receivables	1,037,835	1,051,960
Due from subsidiaries	49,101,879	49,101,879
Total current assets	53,880,204	50,784,108
Investments in subsidiaries	1,008,221,487	985,740,913
TOTAL ASSETS	1,062,101,691	1,036,525,021
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
PRC income tax payable	13,388	13,388
PRC other tax payable	902,190	902,190
Other payable and accrued liabilities	88,642,571	105,408,095
Current portion of long-term bank loan and other debt	721,386,784	392,972,209
Due to subsidiaries	320,978,971	338,802,242
Payroll and welfare payables	64,888	64,509
Total current liabilities	1,131,988,792	838,162,633
Other long-term debt	—	232,091,202
Total liabilities	1,131,988,792	1,070,253,835
Shareholders' equity
Common shares, $0.0001 par value:
Authorized‑500,000,000 shares, issued and outstanding 113,671,841 shares as of December 31, 2023 (2022: 108,029,257 shares)	16,415	17,554
Treasury shares	(116,061,577)	(116,793,448)
Additional paid-in capital	544,954,556	546,549,246
Retained earnings	(498,796,495)	(463,502,166)
Total shareholders' equity	(69,887,101)	(33,728,814)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,062,101,691	1,036,525,021

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Condensed Statements of Comprehensive (Loss)/Income

	Year ended December 31,
	2021	2022	2023
	US$	US$	US$
General and administrative expenses	(4,965,230)	(4,993,180)	(1,962,954)

Operating loss	(4,965,230)	(4,993,180)	(1,962,954)
Interest expense	(121,289,406)	(107,459,673)	(116,296,860)
Interest income	545,599	1,139	1,102
Net gain on debt extinguishment	—	9,620,914	169,932,886
Gain/(loss) on short-term investments	(1,627,139)	(68,931,940)	(660,022)
Other expenses/(income)	(878,154)	1,395,668	6,760,754
Equity in profit/(loss) of subsidiaries, net	(289,093,048)	(92,986,489)	(17,492,881)
(Loss)/income from operations before income taxes	(417,307,378)	(263,353,561)	40,282,025
Income taxes	—	—	—
Net (loss)/income attributable to common shareholders	(417,307,378)	(263,353,561)	40,282,025
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments	17,818,154	(56,538,757)	(4,987,693)
Comprehensive (loss)/income attributable to shareholders	(399,489,224)	(319,892,318)	35,294,332

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

Condensed Statements of Cash Flows

	Year ended December 31,
	2021	2022	2023
	US$	US$	US$
Cash flows from operating activities:
Net (loss)/income	(417,307,378)	(263,353,561)	40,282,023
Adjustment to reconcile net (loss) income to net cash used in operating activities:
Equity in (profit)/loss of subsidiaries, net	289,093,048	92,986,489	17,492,881
Stock based compensation expense	1,625,318	568,046	—
Loss on short-term investments	1,627,139	68,931,940	660,022
Proceeds from disposal of short-term investments	—	359,025	—
Amortization of deferred charges	—	5,472,222	7,739,849
Loss/(gain) on extinguishment of debt	—	(9,620,914)	(169,932,886)
Other receivables	168,246	634,819	(14,125)
Other current assets	—	—	—
Other payable and accrued liabilities	4,000,802	53,426,168	93,426,988
Payroll and welfare payables	1,363,218	(460,149)	(381)
Net cash used in operating activities	(119,429,607)	(51,055,915)	(10,345,629)
Cash flows from investing activities:
Investment in short-term investments	(72,502,807)	—	—
Net cash used in investing activities	(72,502,807)	—	—
Cash flows from financing activities:
Changes in due from subsidiaries	447,436,262	54,889,206	17,823,271
Proceeds from short-term bank loans	—	—	—
Repayment of current portion of long-term bank loan and other long-term debt	(128,520,000)	—	(10,791,800)
Proceeds from long-term bank loans	—	—	—
Proceeds from other long-term debts	270,000,000	—	—
Repayment of other long-term debts	(390,958,220)	(1,199,086)	—
Purchase of treasury shares	—	—	(731,871)
Dividends to shareholders	(4,055,664)	—	—
Payment of financing cost	(4,272,797)	—	—
Proceeds from issuance of common shares	—	—	1,595,830
Net cash provided by financing activities	189,629,581	53,690,120	7,895,430
Net (decrease)/increase in cash and cash equivalents	(2,302,833)	2,634,205	(2,450,199)
Cash and cash equivalents, at the beginning of the year	2,463,042	160,209	2,794,414

Cash and cash equivalents, at end of the period	160,209	2,794,414	344,215

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

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts stated in US$, except for number of shares data)

(b)         Related party transactions

As of December 31, 2023, the Company had US$338,802,242 (2022: US$320,978,971) due to its wholly-owned subsidiaries. These amounts mainly reflect intercompany loans from the Company to Xinyuan Real Estate, Ltd. While intercompany loans have no fixed payments terms, the Company has a legal enforceable right to demand payment at any time, and Xinyuan Real Estate, Ltd. has the ability to repay the outstanding balances on demand.

In 2013, the Company also entered into a separate loan facility agreement with XIN Development Group International Inc. Pursuant to the agreement, the Company provided a loan facility to XIN Development for the period from July 1, 2013 to January 18, 2018 amounting to US$50,000,000 at 17.5% per annum. As of December 31, 2023, the Company had US$116,656,089 (2022: US$116,656,089), including accrued interest of US$67,554,210 (2022: US$67,554,210), due from XIN Development under this loan facility.

(c)         Commitments

Except for those disclosed in the Company’s condensed financial information, the Company does not have significant commitments or long-term obligations as of the period end presented.