Form 20-F/A
period 2023-12-31
Xinyuan Real Estate Co., Ltd.
filed 2024-10-29
CIK 1398453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment No. 1”) amends the Annual Report on Form 20-F of XINYUAN REAL ESTATE CO., LTD. (the “Company” or “we”) for the year ended December 31, 2023 (the “2023 Form 20-F”), filed on May 15, 2023, with the Securities and Exchange Commission (the “SEC”).

This Amendment No. 1 restates the Company’s certain disclosures as of and for the year ended December 31, 2023 (the “Restatement”) in response to a comment letter to the Company from the staff of the SEC dated September 16, 2024 and is being filed solely to make the following modifications or updates:

•	Part I, Item 3 Key Information

At the outset of Item 3, we have added certain disclosures to: (i) prominently disclose our status as a Cayman holding company with operations primarily conducted by our Chinese subsidiaries; (ii) address the legal and operational risks associated with being based in, or having the majority of the Company’s operations in, China; (iii) discuss our auditors and the impact of the Holding Foreign Companies Accountable Act and related regulations on the Company; and (iv) discuss the permissions or approvals we are required to obtain from Chinese authorities to operate our business and offer securities to foreign investors.

•	Part I, Item 3 Key Information — D Risk Factors

We have made conforming changes to reflect the additional disclosures discussed above.

•	Part I, Item 4 Information on the Company — B. Business Overview — Regulation — China — Regulatory Developments On Data Privacy

We have revised and provided additional disclosure regarding the oversight by the Cyberspace Administration of China (“CAC”) over data security, its impact on our business, and our compliance with the regulations or policies issued by the CAC to date.

•	Report of Independent Registered Public Accounting Firm, Assentsure PAC

We have corrected a clerical error in our auditor’s report with respect to the amount of the Company’s real estate properties development completed and under development on December 31, 2023.

•	Consent of Independent Registered Public Accounting Firm, Union Power HK CPA Limited

A clerical error in the fiscal year-end date included in the Consent of Independent Registered Public Accounting Firm, filed as Exhibit 15.1 to the 2023 Form 20-F, has been corrected. The correct date was included in the corrected Consent of Independent Registered Public Accounting Firm received from Union Power HK CPA Limited and filed as Exhibit 15.1 with this Amendment No.1.

Except as set forth herein, the Company has not modified, or updated any other disclosures and has made no change to the 2023 Form 20-F. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the 2023 Form 20-F or reflect any events that have occurred after the 2023 Form 20-F was filed on May 15, 2023. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to May 15, 2023. Accordingly, this Amendment No. 1 should be read in conjunction with the 2023 Form 20-F and the documents filed with or furnished to the SEC by the Company subsequent to May 15, 2023, including any amendments to such documents.

i

PART I

ITEM 3 KEY INFORMATION

Our Holding Company Structure

Xinyuan Real Estate Co., Ltd. is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through our PRC subsidiaries. Under this holding company structure, shareholders of our ADSs hold equity interests in the Cayman Islands holding company and obtaining indirect ownership interests in the Chinese operating companies.

Risks Associated with Being Based in and Having the Majority of Our Operations in China

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, the PRC government has issued statements and regulatory actions relating to areas such as regulatory approvals on overseas offerings and listings conducted by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States stock exchange. These legal and operational risks and uncertainties relating to doing business in China may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China.”

Risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China could result in a material adverse change in our operations and the value of our ADSs. The PRC legal system is a civil law system based on written statutes, and decided legal cases may be cited for reference but have less precedential value. The legal system in China evolves rapidly, and the interpretations of many laws, regulations and rules may change from time to time. Certain PRC laws, regulations, and legal requirements are constantly changing and may change with little advance notice. In addition, their interpretation and enforcement involve uncertainties. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system, including uncertainties with respect to the interpretation, application, and enforcement of PRC laws and regulations, and sudden or unexpected changes of PRC laws and regulations with little advance notice, could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.”

The PRC government has significant authority in regulating our business and may intervene or influence our operations at any time.  It may exert control over our business, which could result in a material change in our operations and/or the value of our ADSs. It may also exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or be worthless. The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Significant oversight and discretion by the PRC government over our business operations could result in a material change in our operations and the value of our ADSs.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, as amended by Consolidated Appropriations Act of 2023, or the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

Our current auditor, Assentsure PAC (“Assentsure”), and our prior auditor for our 2021 annual report, Union Power HK CPA Limited (“Union Power”), the independent registered public accounting firms that issue the financial reports included elsewhere in this annual report on Form 20-F, are both currently registered with the PCAOB. The PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Assentsure and Union Power are headquartered in Singapore and Hong Kong, respectively. On December 16, 2021, the PCAOB issued its determinations that the PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. The list includes Union Power, the firm which audited our financial statements for the fiscal year ended December 31, 2021. Subsequently on August 29, 2022, we were added to the conclusive list of “Commission-Identified Issuer” identified under the HFCA Act on the website of the SEC. Our current auditor, Assentsure PAC is not subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the PCAOB signed a Statement of Protocol Agreement (the “SOP”) with the China Securities Regulatory Commission (the “CSRC”) and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time. If trading in our ADSs is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, NYSE may determine to delist our ADSs and trading in our ADSs could be prohibited. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The enactment of the Holding Foreign Companies Accountable Act and the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty and our securities listed on the NYSE could be delisted or prohibited from being traded “over-the-counter” if we are unable to meet the PCAOB requirement in time.”

Cash and Asset Flows through Our Organization

Xinyuan Real Estate Co., Ltd. is a Cayman Islands holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in China. As a result, the Company’s ability to pay dividends to our shareholders and to service our indebtedness outside of China depends significantly upon dividends that we receive from our subsidiaries in China. To the extent our existing subsidiaries or any newly formed ones incur indebtedness or losses on their own behalf in the future, such indebtedness or losses may impair their ability to pay dividends or other distributions to us.

During the three fiscal years ended December 31, 2021, 2022, and 2023, subsidiaries of the Company transferred cash in a total amount of US$292.4 million, US$ 6.3 million, US$ 5.0 million, respectively, to the Company for working capital purposes.

During the past three fiscal years, other than the cash transfers described hereto, there have been no other transfers of assets or cash dividends among the Company and its subsidiaries, and the Company has not made any dividend payments or distributions to investors (including U.S. investors).

For further discussion, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business — We are a holding company that depends on dividend payments from our subsidiaries for funding”, and “Item 10. Additional Information—E. Taxation.”

Restrictions and Limitations on Transfer of Cash and Cash Dividend Distribution

Subject to certain contractual, legal and regulatory restrictions, cash and capital contributions may be transferred among our Cayman Islands holding company and the Chinese operating entities. If needed, our Cayman Islands holding company can transfer cash to the Chinese operating entities through loans and/or capital contributions, and the Chinese operating entities can transfer cash to our Cayman Islands holding company through loans and/or issuing dividends or other distributions. There are limitations on the ability to transfer cash between the Cayman Islands holding company, the Chinese operating entities or investors. Cash transfers from the Cayman Islands holding company to the Chinese operating entities are subject to the applicable PRC laws and regulations on loans and direct investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the PRC—PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to the operating entities, which could materially and adversely affect our liquidity and business.”

Cash transfers from the Chinese operating entities to the Cayman Islands holding company are also subject to the current PRC regulations, which permit the Chinese operating entities to pay dividends to their shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. To the extent cash or assets in the business is in China or a Chinese operating entity, the funds or assets may not be available to fund operations or for other use outside of China due to interventions in or the imposition of restrictions and limitations on the ability of our Company or the operating entities by the PRC government to transfer cash or assets. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. Under PRC laws, rules and regulations, each of our subsidiaries incorporated in mainland China is required to set aside at least 10% of its after-tax profits each year, after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are a holding company that depends on dividend payments from our subsidiaries for funding. To the extent funds or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets” and “—Risks Related to Our Business—We face risks related to our back-to-back loans.”

Cash transfers from the Cayman Islands holding company to the investors are subject to the restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion. Our cash dividends, if any, will be paid in U.S. dollars. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The majority of our income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of China, or SAFE, as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions in the future, and in such event, we may not be able to pay dividends in foreign currencies to our shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the PRC—We are subject to PRC restrictions on currency exchange.”

As a result of these and other restrictions under the PRC laws and regulations, our PRC subsidiaries are restricted to transfer a portion of their cash or assets to the Company. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

Permissions Required from the PRC Authorities for Our Operations and Overseas Securities Offering

We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. As of the date hereof, each of our PRC subsidiaries is required to have, and does have, a business license issued by the PRC State Administration for Market Regulation or its local counterparts. Our business model involves certain subsidiaries managing separate real estate projects in different regions. Under the PRC laws and regulations, there are governmental licenses and permits that need to be obtained for each real estate project from local authorities. As of the date hereof, except for the specific projects discussed below, all of our PRC subsidiaries have obtained, and have not been denied, all requisite licenses and permits from the PRC government authorities that are required for their primary business operations in China. These include, among others, real estate property registration certificates, land use rights certificates, construction site planning permits, construction work planning permits, construction permits, pre-sale permits and completion acceptance certificates. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services in the future.

There are a few projects where certain subsidiaries have not yet obtained specific governmental permits and/or certificates, as detailed below. These subsidiaries are actively in the process of applying for these permits and/or certificates or taking other remedial measures. The absence of these permits or certificates does not have a material adverse impact on our business operations and financial results.

Project Name	Unobtained Licenses and Permits
International New Plaza	• The real estate property registration certificate for Xinyuan No. 5 • Construction work permit for project B05
Xingyang Mingjia Project

•   The pre-sale permit and the completion acceptance certificate for the sales department

•   The completion acceptance certificate for the basement of Phase 2 project

•   The pre-sale permit and the completion acceptance certificate for Phase 2 of the Commercial Section

•   The pre-sale permit for No. 54 and 55 of the Commercial buildings of Phase 5

•   The completion acceptance certificate for Phase 5

•   The real estate property registration certificate for the Commercial shops of Building No.4 in Phase 4

•   The pre-sale permit and the completion acceptance certificate for Commercial Building No.3 in Phase 2

•   The land use rights certificate, construction site planning permit, construction work planning permit, construction permit, pre-sale permit, and completion acceptance certificates for Building No. 5 of Phase 2

•   The land use rights certificate, construction site planning permit, construction work planning permit, construction permit, pre-sale permits, and completion acceptance certificate for Commercial Section No. 45 of Phase 4

Xinyuanfu Project	• The completion acceptance certificate
Daxuefu Project	• The land use rights certificate, construction site planning permit, construction work planning permit, construction permit, pre-sale permit, and completion acceptance certificate for the acquired project
Yuefu Project	• The pre-sale permit for Buildings No. 3 and No.7

As of the date hereof, we have not received any notice of warning or been subject to penalties or other disciplinary action from any PRC authorities regarding conducting our business without requisite approvals or permits, except for the following instances where (i) a subsidiary was fined a total of RMB 450,000 during the year of 2023 for its failure to timely file project completion acceptance with the local government for one real estate project, (ii) a subsidiary was fined a total of RMB 510,000 for its failure to obtain the pre-sale permit before selling properties, and (iii) a subsidiary was fined a total of RMB 298,282 for its failure to obtain the pre-sale permit before selling properties. However, we cannot assure you that we will not be subject to any penalty in the future due to a lack of such approvals or permits. If (i) we or our subsidiaries, do not receive or maintain any permission or approval required of us or our subsidiaries, (ii) we or our subsidiaries inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change, and we or our subsidiaries become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines, penalties, and proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest in mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, our business, reputation, financial condition, and results of operations may be materially and adversely affected, and the value of our ADSs could significantly decline or become worthless. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business —We may fail to obtain or maintain, or may experience material delays in obtaining, necessary government approvals for any major property development, which will adversely affect our business.”

On December 28, 2021, the Cyberspace Administration of China, or the CAC, and certain other PRC governmental authorities jointly released the Revised Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to these measures, (i) operators of critical information infrastructure that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security, and (ii) operators of network platforms seeking listing abroad that are in possession of more than one million users’ personal information must apply for a cybersecurity review. These measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including, without limitation, risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments in relation to listing abroad.

As of December 31, 2023, we had not received any notice that we are a critical information infrastructure operator from any government authority, nor had we received any request from the CAC to undergo a cybersecurity review. As advised by our PRC counsel, ChangAn Law Offices, as of the date of this annual report, neither the Company nor any of its subsidiaries currently are subject to the cybersecurity review process with respect to the offering of our securities or the business operations of our PRC subsidiaries, as neither we nor any of our PRC subsidiaries qualifies as a critical information infrastructure operator or has conducted any data processing activities that affect or may affect national security or holds personal information of more than one million users. There remains uncertainty, however, as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures.

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Overseas Offering and Listing Measures, which became effective on March 31, 2023, and five supporting guidelines on CSRC’s official website. Pursuant to these measures, PRC domestic enterprises conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC within three working days following the submission of application for an initial public offering or listing. These filings shall include, among other documents, (i) a filing report, (ii) regulatory opinions, filing or approval documents issued by the competent authorities of the industry concerned (if applicable), (iii) opinions on the security assessment and review issued by the competent department of the State Council (if applicable), (iv) legal opinions and undertakings issued by PRC counsel, and (v) the listing documents.

Our PRC counsel, ChangAn Law Offices, has advised us that, based on their understanding of the currently effective PRC laws and regulations, including the Overseas Offering and Listing Measures, as of the date of this annual report, we are not required to obtain any prior approval or permission from or complete filing procedures with the CSRC or CAC for our historical offshore offerings to foreign investors which have been completed, except for a private placement sale of the Company’s common shares to Central Plains Ltd. on December 27, 2023, for which, under a conservative interpretation of the applicable PRC laws and regulations, we were required to make a filing with the CSRC but we have not completed it. The PRC counsel has further advised us that the untimely filing may result in a correction order, an admonition, and a fine in the amount of RMB 1,000,000 to 10,000,000. Based on the foregoing, we do not expect that the uncompleted filing with the CSRC with respect to the private placement transaction would per se have a material adverse impact on our business. The Company is actively consulting with its PRC counsel with respect to potential remedial measures.

However, we are required to go through filing procedures with CSRC for our future issuance or offering of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in nature of equity) to foreign investors if certain condition conditions set forth in the Overseas Offering and Listing Measures are met so that they are considered “indirect overseas offerings and listings by a PRC domestic company”. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how relevant rules published by the CSRC and the CAC will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form. We cannot assure you that relevant PRC governmental authorities, including the CSRC and the CAC, would reach the same conclusion as our PRC legal counsel, and hence, we may face regulatory actions or other sanctions from them.

However, any future securities offerings and listings outside of mainland China by our company, including, but not limited to, follow on offerings, secondary listings and going-private transactions, will be subject to the filing requirements with the CSRC under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises and the supporting guidelines, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all. If we fail to obtain the necessary approval or complete the filings and other regulatory procedures in a timely manner, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our mainland China subsidiaries, delay of or restriction on the repatriation of the proceeds from our initial public offering into mainland China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our initial public offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

For detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Failure to maintain the security of our information and technology networks, including personally identifiable and customer information, as well as uncertainties with respect to the interpretation and implementation of cybersecurity review procedures and proprietary business information, could significantly adversely affect us”, “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The approval of the CSRC, may be required if we intend to do a follow-on equity offering in the future, and, if required, we cannot predict whether we will be able to obtain such approval”, “Item 4. Information on the Company — B. Business Overview — Regulation — China — Regulatory Developments On Data Privacy.”

D.     Risk Factors

Risks Related to Our Business

We are a holding company that depends on dividend payments from our subsidiaries for funding. To the extent funds or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets.

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

The progress and costs for a development project can be adversely affected by many factors, including, without limitation:

•	delays in obtaining necessary licenses, permits or approvals from government agencies or authorities;

•	changes in government policies, rules or regulations;

•	shortages of materials, equipment, contractors and skilled labor or increased labor or raw material costs;

•	disputes with our third-party contractors;

•	failure by our third-party contractors to comply with our designs, specifications or standards;

•	difficult geological situations or other geotechnical issues;

•	onsite labor disputes or work accidents;

•	natural catastrophes or adverse weather conditions, including strong winds, storms, floods, and earthquakes; and

•	geopolitical challenges and uncertainties (including wars and other forms of conflict, terrorist acts and security operations), such as the escalating conflict between Russia and Ukraine and the severe economic sanctions and export controls imposed by the U.S. and other governments against Russia and Russian interests.

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

With our operations in the U.S. markets and now other non-PRC jurisdictions, we have seen and expect to continue to experience an increasing need of non-RMB financings with respect to project developments and future expansions. We currently satisfy our non-RMB denominated financing requirements through four ways: dividends distributions from our PRC subsidiaries, which are subject to 10% withholding tax payment, back-to-back loan arrangements, high-yield bond issuances and construction loan financing from local banks. Under back-to-back loan arrangements, our PRC subsidiaries make deposits denominated in RMB into banks in China as collateral to request the banks in China to issue standby letters of credit denominated in U.S. dollars or other currencies in the same amount as the RMB collateral to their outbound branches, and our project companies outside the PRC enter into loans denominated in U.S. dollars or other currencies with such outbound branches in the same amount specified in such standby letters of credit in accordance with to the Provisions on the Administration of Foreign Exchange for Cross-border Guarantee issued by the State Administration of Foreign Exchange of the People’s Republic of China, or the “SAFE,” effective June 1, 2014. SAFE registration requirements apply to overseas back-to-back loan arrangements and the use of proceeds of such loans must comply with certain requirements. On August 4, 2017, the National Development and Reform Commission, or the “NDRC,” Ministry of Commerce, or the “MOFCOM,” PBOC and Ministry of Foreign Affairs, or the “MFA,” jointly issued Guiding Opinions on Further Directing and Regulating the Direction of Overseas Investments, or “Opinion 74.” Under Opinion 74, outbound investment into real estate industry is restricted. The back-to-back loan arrangement may face strict scrutiny by banks in China. Any change in laws or regulations to restrict or forbid back-to-back loan transactions in the future may adversely affect our non-PRC companies’ financing. In addition, we are exposed to exchange rate fluctuation and foreign exchange control risks under the current back-to-back loan model, which may adversely affect our business condition and results of operation.

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

If (i) we or our subsidiaries, do not receive or maintain any permission or approval required of us or our subsidiaries, (ii) we or our subsidiaries inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change, and we or our subsidiaries become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines, penalties, and proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest in mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, our business, reputation, financial condition, and results of operations may be materially and adversely affected, and the value of our ADSs could significantly decline or become worthless.

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

As of the date of this annual report, we are not required by the CSRC to make the above filings. However, if we conduct a new issuance of securities on the stock market, we are required by the Overseas Listing Trial Measures to fulfill relevant filing obligations within three working days upon the competition of the new securities offering. If we are found in violation of these provisions or measures, the competent Chinese authorities may impose administrative regulatory measures, such as orders for correction, warnings, and fines, and may subject us to legal liability in accordance with PRC laws and regulations, which could include fines and penalties on our operations in the Chinese mainland, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

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

According to PRC laws and local regulations, we are required to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agents for the benefit of all our employees. Since the Social Insurance Law of the PRC came into effect on July 1, 2011, which was amended on December 29, 2018, the legal framework regulating employee social insurance has been further strengthened. The requirement of employee benefits has not been implemented consistently by the local governments in China, given the different levels of economic development in different locations. While we believe that our PRC subsidiaries have appropriately accrued for and paid statutory employee benefits, we cannot be certain the relevant PRC authorities may not interpret local requirements differently and require payments of additional employee benefit amounts in the future.

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

Risks Related to Doing Business in China

Significant oversight and discretion by the PRC government over our business operations could result in a material change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may influence or intervene our operations at any time, which could result in a material change in our operation and/or the value of our ADSs. Also, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us, and has implemented, and may continue to implement, relevant regulatory requirements.

For example, recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, strengthened supervision on overseas listings by China-based companies, adopting new measures to extend the scope of cybersecurity reviews and data security protection, and expanding the efforts in anti-monopoly enforcement. Our failure to meet such requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could require us to change our operations, and our failure to do so could cause the value of our securities to significantly decline. We cannot rule out the possibility that regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations may be released in the future, which could result in a material adverse change in our business, results of operations, financial condition, and/or the value of our ADSs. Therefore, investors and our business face potential uncertainties from actions taken by the PRC government affecting our business.

Uncertainties with respect to the PRC legal system, including uncertainties with respect to the interpretation, application, and enforcement of PRC laws and regulations, and sudden or unexpected changes of PRC laws and regulations with little advance notice, could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries and our operations in China are governed by PRC laws and regulations. The legal system in China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The legal system in China evolves rapidly, and the interpretations of laws, regulations, and rules may change from time to time. The enforcement of laws in the PRC legal system and rules and regulations in China can change quickly with little advance notice.

In addition, their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to internet-related industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations. Furthermore, the PRC legal system is based in part on government policies and internal rules, the interpretation, application, and enforcement of which may involve uncertainties. As a result, we may not be aware of our potential violation of these policies and rules. In addition, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, administrative and court proceedings may be protracted and result in substantial costs and diversion of resources and management attention, and we cannot predict the outcome of administrative and court proceedings.

In addition, new laws and regulations may be enacted from time to time and uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. For example, recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, strengthened supervision on overseas listings by China-based companies, adopting new measures to extend the scope of cybersecurity reviews and data security protection, and expanding the efforts in anti-monopoly enforcement. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, and results of operations.

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

PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to the operating entities, which could materially and adversely affect our liquidity and business.

We may transfer funds to the operating entities or finance the operating entities by means of shareholders’ loans or capital contributions. Any loans to the operating entities, which are foreign-invested enterprises, cannot exceed a statutory limit, and shall be filed with SAFE, or its local counterparts. Furthermore, any capital contributions we make to the operating entities shall be registered with the PRC State Administration for Market Regulation or its local counterparts, and filed with MOFCOM or its local counterparts.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19. SAFE Circular 19, however, allows foreign invested enterprises in China to use their registered capital settled in RMB converted from foreign currencies to make equity investments, but the registered capital of a foreign invested company settled in RMB converted from foreign currencies remains not allowed to be used, among other things, for investment in the security markets, or offering entrustment loans, unless otherwise regulated by other laws and regulations. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which, among other things, amended certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign invested company is regulated such that Renminbi capital may not be used for purposes beyond its business scope or to provide loans to non-affiliates unless otherwise permitted under its business scope or the relevant regulations. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. The applicable foreign exchange circulars and rules may limit our ability to transfer funds, which may adversely affect the operating entities’ business, our financial condition and results of operations.

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

Certain portions of our property development projects and investment properties are designated as civil air defense properties. According to the PRC laws and regulations, new buildings constructed in cities should contain basement areas that can be used for civil air defense purposes in times of war. Under the Civil Air Defense Law of the PRC promulgated by the SCNPC on October 29, 1996, as amended on August 27, 2009 and Management Measures for Peacetime Development and Usage of Civil Air Defense Properties promulgated by the House Civil Air Defense Office in November 2001, after obtaining the approval from the civil air defense supervising authority, a developer can manage and use such areas designated as civil air defense properties at other time and generate profits from such use. We had entered into contracts to transfer the right to use civil air defense properties in some of our property development projects to our customers as car parks and we intend to continue such transfer. However, in times of war, such areas may be used by the government at no cost. In the event of war and if the civil air defense area of our projects is used by the public, we may not be able to use such area as car parks, and such area will no longer be a source of our revenue. In addition, while our business operations have complied with the laws and regulations on civil air defense property in all material aspects, we cannot assure you that such laws and regulations will not be amended in the future which may make it more burdensome for us to comply with and increase our compliance cost. The civil air defense areas of our projects are primarily used or to be used for car parks, representing an insignificant portion of our property portfolio.

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

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated in recent years due to, among other things,

•	the trade war between the two countries since 2018;

•	the COVID-19 pandemic;

•	the PRC National People’s Congress’ passage of Hong Kong national security legislation;

•	the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government;

•	various executive orders issued by the U.S. government, which include, among others,

o	the executive order issued in August 2020, as supplemented and amended from time to time, that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies named in such executive order;

o	the executive order issued in January 2021, as supplemented and amended from time to time, that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay; and

•	the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures promulgated by the MOFCOM, on January 9, 2021, which applies to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country.

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

Our business, results of operations and financial condition were materially and adversely affected by the COVID-19 pandemic during the years ended December 31, 2021 and 2022, and further uncertainty remains as a result of the COVID-19, such as the changes in the outlook of China’s property market, slowdown in China’s economic growth or negative business sentiment. In particular, potential impact includes, among others, the following:

•	the impacts of COVID-19 resulted in a general slowdown in China’s real estate industry, adversely affecting the demand for our services;

•	our customers may not have sufficient budget or cash flow to pay for our services, or may fail to make the payment in a timely manner, or at all; and

•	some of our customers may not be well capitalized and may be vulnerable to the COVID-19 pandemic and the slowdown of the macroeconomic conditions, and if they cannot resume their business during a prolonged virus outbreak, the demand for our services may be negatively affected.

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

The enactment of the Holding Foreign Companies Accountable Act and the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty and our securities listed on the NYSE could be delisted or prohibited from being traded “over-the-counter” if we are unable to meet the PCAOB requirement in time.

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

As part of increased regulatory focus in the United States on access to audit information, the United States enacted the HFCA Act on December 18, 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, under the HFCA Act, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE and Nasdaq, or in the U.S. over-the-counter markets.

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC would identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a “Commission-Identified Issuer” for three consecutive years.

On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list includes Union Power HK CPA Limited (“Union Power”), the firm which audited our financial statements for the fiscal year ended December 31, 2021. Subsequently on July 29, 2022, we were added to the conclusive list of “Commission-Identified Issuer” identified under the HFCA Act on the website of the SEC.

On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which, among other things, amended the HFCA Act to reduce from three years to two years the number of consecutive years an issuer can be identified as an identified issuer before the SEC can prohibit an issuer’s securities from trading on any U.S. national securities exchange and on the over-the-counter market. Accordingly, our securities may be prohibited from trading on NYSE or other U.S. stock exchange if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our ADSs being delisted.

On August 26, 2022, the PCAOB signed a Statement of Protocol Agreement (the “SOP”) with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, PCAOB Chair Erica Y. Williams released a statement stating that, for the first time in history, the PCAOB has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, and the PCAOB voted to vacate the previous December 16, 2021 determinations to the contrary. For this reason, we do not expect to be identified as a Commission-Identified Issuer following the filing of this annual report.

However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

On December 28, 2022, we appointed Assentsure PAC, or Assentsure, as our independent registered public accounting firm for the fiscal year ending December 31, 2022 and Assentsure remains our independent registered public accounting firm for the fiscal year ending December 31, 2023. Assentsure is headquartered in Singapore and subject to the inspections by the PCAOB on a regular basis. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, Assentsure is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. It is not subject to the determinations issued by the PCAOB on December 16, 2021. Therefore we believe the appointment of Assentsure would substantially reduce the risk of us being continued to be identified as “Commission-Identified Issuer” under the HFCA Act, and the risk of our securities being prohibited from being traded on a national securities exchange or in the over the counter trading market in the United States due to rules under the HFCA Act.

If we continue to be identified as a “Commission-Identified Issuer”, the ramification of such identification includes volatility in the trading price of our securities. We are also subject to the additional compliance requirements under the HFCA Act and potentially other requirements under related proposed rules. If our shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

If for whatever reason the PCAOB is unable to conduct full inspections of our auditor, such uncertainty could cause the market price of our securities to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter”. If our securities were unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our securities.

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

If the NYSE delists our ADRs due to our failure to regain compliance with the NYSE minimum price requirement or because we fail to comply with another continued listing standard, and we are unable to obtain listing on another national securities exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	reduced liquidity for our securities;

•	a determination that our ADRs are a “penny stock” which will require brokers trading in our ADRs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•	a limited amount of news and analyst coverage;

•	such delisting may constitute a breach of certain of our contractual obligations or agreements we have entered into; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

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

Our ADSs are listed on the NYSE. The NYSE corporate governance listing standards permit a foreign private issuer, like us, to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. For example, Cayman Islands does not require us to comply with the following corporate governance listing standards of the NYSE:

•	having the majority of our board of directors composed of independent directors;

•	having a minimum of three members in our audit committee;

•	holding annual shareholders’ meetings;

•	having a compensation committee composed entirely of independent directors;

•	having a nominating and corporate governance committee composed entirely of independent directors; and

•	requiring members of the audit committee to satisfy certain independence criteria in addition to those of Rule 10A-3 of the Exchange Act;

•	requiring shareholders to approve the adoption or material revision of any equity compensation plan; and

•	requiring shareholders to approve certain issuances of our equity securities.

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

B.

Regulation

China

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

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, the SCNPC published the Data Security Law of the People’s Republic of China, or the PRC Data Securities Law, which took effect on September 1, 2021. The PRC Data Security Law is applicable to both data processing activities carried out within the territory of mainland China and data processing activities carried out outside mainland China that may harm the national security, public interests or the legitimate rights and interests of citizens or organizations of mainland China. The PRC Data Security Law requires all data processing (which includes the collection, storage, use, processing, transmission, provision, publication of data) to be conducted in a legitimate and proper manner. The PRC Data Security Law imposes certain data security and privacy obligations on entities and individuals carrying out data processing activities, including, but not limited to, establishing whole-process data security management systems, organizing data security trainings, implementing necessary measures to ensure data security, strengthening risk monitoring, notifying users and authorities of security incidents, and the conduction of regular risk assessments. The PRC Data Security Law also provides that the government shall establish data security review mechanism for data processing activities that affect or may affect national security. Violation of the PRC Data Security Law may cause such administrative penalties such as warnings, fines, confiscation of illegal gains, suspension of business and revocation of licenses and civil and criminal liabilities.

The PRC Data Security Law and the Regulations on Security Protection of Critical Information Infrastructure promulgated by the State Council on July 30, 2021, among others, provide for a security review procedure for the data activities conducted by critical information infrastructure operators that may affect national security. As of the date of this annual report, no detailed rules or implementation measures specific to the real estate industry have been issued by any authority and we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. If we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we must fulfill certain obligations as required under these laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in the Chinese mainland, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services.

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

As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis, and are not required to go through cybersecurity review by the CAC. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. In particular, if it is determined in the future that the approval of the CAC or any other regulatory authority is required for our offering, any failure to complete such procedures for our offshore offerings, would subject us to sanctions by the CAC or other PRC regulatory authorities. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity review would have a material adverse impact on our business.

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

Our websites only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way.Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many data-related laws and regulations in China are relatively new and certain concepts thereunder remain subject to discretionary and potentially competing interpretations by relevant regulators. If any data that Xinyuan possesses belongs to data categories that are subject to heightened scrutiny under such laws and regulations, then Xinyuan could be required to adopt stricter measures for the protection and management of such data. In general, compliance with currently existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection can be costly and would likely result in additional expenses to Xinyuan. Any failure to comply with such laws and regulations could also subject Xinyuan to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice, or whether more restrictive laws or regulations may be promulgated in the future. We are also in the process of evaluating the potential impact of the newly promulgated Regulations on Administration of Cyber Data Security, which relates to cybersecurity, privacy, data protection and information security. This regulation was stipulated on September 24, 2024 and will take effect on January 1, 2025, and we are monitoring its effect on our current business practices. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the trading price of the ADSs. We expect that these areas will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected. We believe, to the best of our knowledge, that our business operations are compliant with the currently effective PRC laws relating to cybersecurity, data security, and personal data and privacy laws in all material respects. We have taken and will continue to take reasonable measures to comply with such laws and regulations.

PART III

ITEM 19	EXHIBITS

Exhibit Number	Description of Document
1.1**	Second Amended and Restated Memorandum and Articles of Association of Xinyuan Real Estate Co., Ltd.

2.1	Deposit Agreement, dated as of December 11, 2007, among Xinyuan Real Estate Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and holders of American Depositary Shares (incorporated by reference to Exhibit 2.5 to Amendment No. 1. to the registrant’s annual report (File No. 001-33863), as amended, initially filed with the SEC on September 29, 2009)

2.2	Amendment to Deposit Agreement, including the form of ADR, dated November 9, 2017 (incorporated by reference to Exhibit 99.(a)(2) to the registrant’s F-6EF (File No. 333-221449) filed with the SEC on November 9, 2017)

2.3	Form of Amendment No. 2 to Deposit Agreement, including the form of ADR, dated November 15, 2022 (incorporated by reference to Exhibit 99.(a)(3) to the registrant’s F-6 POS (File No. 333-221449) filed with the SEC on November 15, 2022)

2.4	Indenture, dated as of December 6, 2013, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule 1 thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agreement (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 9, 2013)

2.5	Indenture Supplement No. 1 dated as of February 13, 2015, among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedules I thereto as the Subsidiary Guarantors to the Indenture, dated as of May 3, 2013 with respect to the registrant’s 13% June 2019 Senior Secured Notes (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on February 13, 2015)

2.6	Indenture Supplement No. 2, dated as of February 3, 2016, among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedule I as the Subsidiary Guarantors, to the Indenture, dated as of December 6, 2013, with respect to the registrant’s 13% June 2019 Senior Secured Notes (incorporated by reference to Exhibit 99.3 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on February 3, 2016)

2.7	Global note representing the 13% June 2019 Senior Secured Notes (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on December 9, 2013)

2.8	Indenture, dated as of August 30, 2016, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on August 30, 2016)

2.9	Global note representing the 8.125% August 2019 Senior Secured Notes (US$300,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on August 30, 2016)

2.10	Indenture, dated as of February 28, 2017, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on February 28, 2017)

Exhibit Number	Description of Document
2.11	Global note representing the 7.75% February 2021 Senior Secured Notes (US$300,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 00133863) filed with the SEC on February 28, 2017)

2.12	Indenture, dated as of November 22, 2017, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on November 22, 2017)

2.13	Global note representing 8.875% Senior Notes due 2020 (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on November 22, 2017)

2.14	Global note representing 8.875% Senior Notes due 2020 (US$100,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on December 4, 2017)

2.15	Indenture, dated as of March 19, 2018, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on March 19, 2018)

2.16	Global note representing 9.875% Senior Notes due 2020 (US$200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.2 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on March 19, 2018)

2.17	Indenture, dated as of April 15, 2019, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on April 18, 2019)

2.18	Global note representing 14.2% Senior Notes due 2021 (US $200,000,000 aggregate principal amount) (incorporated by reference to Exhibit 2.17 to the registrant’s Form 20-F(File No. 001-33863) filed with the SEC on April 29, 2019)

2.19	Global note representing 14.2% Senior Notes due 2021 (US $100,000,000 aggregate principal amount) (incorporated by reference to Exhibit 2.18 to the registrant’s Form 20-F(File No. 001-33863) filed with the SEC on April 29, 2019)

2.20	Global note representing 12% Senior Notes due 2022 (RMB160,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on June 30, 2020)

2.21	Global note representing 12% Senior Notes due 2022 (RMB354,500,000 aggregate principal amount) (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on August 12, 2020)

2.22	Global note representing 14.5% Senior Notes due 2023 (US $300,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on September 18, 2020)

2.23	Global note representing 14% Senior Notes due 2024 (US $170,000,000 aggregate principal amount) (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on January 25, 2021)

2.24	Global note representing 3% Senior Notes due 2027 (US$331,303,941 aggregate principal amount) (incorporated by reference to Exhibit 99.1 to the registrant’s Form 6-K (File No. 001-33863) filed with the SEC on August 22, 2023)

Exhibit Number	Description of Document
2.25**	Supplemental Indenture, dated as of April 29, 2024, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee, related to 3.0% Senior Notes Due 2027

2.26	Description of Securities (incorporated by reference to Exhibit 2.19 to the registrant’s annual report on Form 20-F (File No. 001-33863), filed with the SEC on April 29, 2020)

4.1	2007 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

4.2	2014 Restricted Stock Unit Plan (incorporated by reference to Exhibit 4.3 to the registrant’s annual report on Form 20-F (File No. 001-33863), filed with the SEC on April 27, 2015)

4.3	2015 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the registrant’s Form S-8 (File No. 333-205371) filed with the SEC on June 30, 2015)

4.4	English Summary of the Capital Lease Agreement dated as of October 23, 2012, by and among MinshengHongtai (Tianjin) Aviation Leasing Co., Ltd., and Henan Xinyuan Real Estate Co., Ltd. (Original Language: Chinese) (incorporated by reference to Exhibit 4.7 to the registrant’s annual report on Form 20-F (File No. 001-33863), filed with the SEC on April 15, 2013)

4.5	English Summary of the Guarantee Agreement dated as of October 23, 2012, by and among MinshengHongtai (Tianjin) Aviation Leasing Co., Ltd., Xinyuan (China) Real Estate, Ltd. and Henan Xinyuan Real Estate Co., Ltd. (Original Language: Chinese) (incorporated by reference to Exhibit 4.8 to the registrant’s annual report on Form 20-F for the year ended December 31, 2012 (File No. 00133863), filed with the SEC on April 15, 2013)

4.6	2020 Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.1 to the registrant’s Form S-8 (File No. 333-239620) filed with the SEC on July 1, 2020)

8.1**	Subsidiaries of Xinyuan Real Estate Co., Ltd.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the registrant’s F-1 registration statement (File No. 333-147477), as amended, initially filed with the SEC on November 16, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2***	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Union Power HK CPA Limited

15.2**	Consent of Assentsure PAC

15.3	Letter of Union Power HK CPA Limited to the SEC, dated May 30, 2023 (incorporated by reference to Exhibit 15.3 to the registrant’s annual report on Form 20-F (File No. 001-33863), as amended, initially filed with the SEC on May 30, 2023)

97.1**	Compensation Recovery Policy of the Registrant

101.INS**	Inline XBRL Instance Document

Exhibit Number	Description of Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Previously filed with the annual report on Form 20-F on May 15, 2024

*** Previously furnished with the annual report on Form 20-F on May 15, 2024

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: October 29, 2024

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to real estate sales contracts included the following, among others:

•	We tested the effectiveness of internal controls over the recognition of revenue and the determination of estimated contract costs including controls over the review of management’s assumptions and key inputs used to recognize revenue and costs on real estate sales contracts using the cost-to-cost input method.

•	We evaluated the appropriateness and consistency of management’s methods and assumptions used to recognize revenue and costs on real estate sales contracts using the cost-to-cost input method to recognize revenue over time.

•	We selected a sample of real estate sales contracts and tested the estimates of total cost for each of the real estate sales contracts by:

o	Testing the estimated costs to complete projects that were not completed during the year ended December 31, 2023 by comparing the estimated cost to complete at December 31, 2023 to actual cost incurred subsequent to December 31, 2023.

o	Evaluating management’s ability to achieve the estimates of total cost by corroborating inquiries with Company personnel, including project managers, and comparing the estimates to documentation such as management’s work plans, contract terms and requirements, and purchase orders with suppliers. Our evaluation of management’s assumptions included consideration of historical and current project performance such as consistency of gross margin, identified risks related to project timing including technical and schedule matters, and the status of construction progress.

Impairments – Real Estate Properties Development Completed and Under Development

Critical Audit Matter Description

At December 31, 2023, the Company’s real estate properties development completed and under development was US$3,307,964,969. As described in Note 2 to the consolidated financial statements, the Company’s evaluation of impairment of real estate involves an assessment of the carrying value of real estate properties development completed and under development when events or changes in circumstances indicate that the carrying value may not be recoverable.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to real estate properties development completed and under development impairment included the following, among others:

•	We tested the effectiveness of controls over impairment of real estate properties development completed and under development, including those over impairment indicators and the determination of future undiscounted cash flows and forecasted sales price for real estate properties development completed and under development.

•	We evaluated the undiscounted future cash flows analysis, including estimates of future occupancy levels, market rental revenue, and capitalization rates, in addition to the assessment of expected remaining holding period and changes in management’s intent with respect to the expected holding period for each real estate asset with possible impairment indicators by:

1.	Making inquiries of accounting and operations management and board of directors.

2.	Comparing the source data and management’s assumptions to the Company’s historical results and external market sources.

3.	Testing the mathematical accuracy of the undiscounted future cash flows analysis.

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